Form 20-F
period 2016-12-31
CREDIT SUISSE GROUP AG; CREDIT SUISSE AG
filed 2017-03-24
CIK 1159510, 1053092

As filed with the Securities and Exchange Commission on March 24, 2017
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
EXCHANGE ACT OF 1934
   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2016
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
david.mathers@credit-suisse.com
Telephone: +41 44 333 6607
Fax: +41 44 333 1790
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

[THIS PAGE INTENTIONALLY LEFT BLANK]

Securities registered or to be registered pursuant to Section 12(b) of the Act:
Title of each class of securities	Name of each exchange on which registered

Credit Suisse Group AG
American Depositary Shares each representing one Share	New York Stock Exchange
Shares par value CHF 0.04*	New York Stock Exchange*

Credit Suisse AG
Fixed to Floating Rate Tier 1 Capital Notes	New York Stock Exchange
Floating Rate Tier 1 Capital Notes	New York Stock Exchange
Credit Suisse X-Links Long/Short Equity ETNs due February 19, 2020	NYSE Arca
VelocityShares™ Daily Inverse VIX Short Term ETN Linked to the S&P 500 VIX Short-Term Futures™ Index due December 4, 2030	The Nasdaq Stock Market
VelocityShares™ Daily Inverse VIX Medium Term ETN Linked to the S&P 500 VIX Mid-Term Futures™ Index due December 4, 2030	The Nasdaq Stock Market
VelocityShares™ VIX Short Term ETN Linked to the S&P 500 VIX Short-Term Futures™ Index due December 4, 2030	The Nasdaq Stock Market
VelocityShares™ VIX Medium Term ETN Linked to the S&P 500 VIX Mid-Term Futures™ Index due December 4, 2030	The Nasdaq Stock Market
VelocityShares™ Daily 2x VIX Short Term ETN Linked to the S&P 500 VIX Short-Term Futures™ Index due December 4, 2030	The Nasdaq Stock Market
VelocityShares™ Daily 2x VIX Medium Term ETN Linked to the S&P 500 VIX Mid-Term Futures™ Index due December 4, 2030	The Nasdaq Stock Market
VelocityShares™ 3x Long Gold ETN Linked to the S&P GSCI® Gold Index ER due October 14, 2031	The Nasdaq Stock Market
VelocityShares™ 3x Long Silver ETN Linked to the S&P GSCI® Silver Index ER due October 14, 2031	The Nasdaq Stock Market
VelocityShares™ 3x Inverse Gold ETN Linked to the S&P GSCI® Gold Index ER due October 14, 2031	The Nasdaq Stock Market
VelocityShares™ 3x Inverse Silver ETN Linked to the S&P GSCI® Silver Index ER due October 14, 2031	The Nasdaq Stock Market
VelocityShares™ 3x Long Natural Gas ETN Linked to the S&P GSCI® Natural Gas Index ER due February 9, 2032	NYSE Arca
VelocityShares™ 3x Inverse Natural Gas ETN Linked to the S&P GSCI® Natural Gas Index ER due February 9, 2032	NYSE Arca
Credit Suisse X-Links Gold Shares Covered Call ETNs due February 2, 2033	The Nasdaq Stock Market
Credit Suisse X-Links Silver Shares Covered Call ETNs due April 21, 2033	The Nasdaq Stock Market
Credit Suisse X-Links Commodity Rotation ETNs due June 15, 2033	NYSE Arca
Credit Suisse FI Enhanced Europe 50 Exchange Traded Notes (ETNs) due September 10, 2018 Linked to the STOXX Europe 50® USD (Gross Return) Index	NYSE Arca
Credit Suisse FI Enhanced Big Cap Growth Exchange Traded Notes (ETNs) due October 22, 2018 Linked to the Russell 1000® Growth Index Total Return	NYSE Arca
Credit Suisse FI Large Cap Growth Enhanced Exchange Traded Notes (ETNs) due June 13, 2019 Linked to the Russell 1000® Growth Index Total Return	NYSE Arca
Credit Suisse S&P MLP Index Exchange Traded Notes (ETNs) due December 4, 2034 Linked to the S&P MLP Index	NYSE Arca
Credit Suisse X-Links Multi-Asset High Income Exchange Traded Notes (ETNs) due September 28, 2035	NYSE Arca
Credit Suisse X-Links WTI Crude Oil Index ETNs due February 8, 2036	NYSE Arca
Credit Suisse X-Links Monthly Pay 2xLeveraged Alerian MLP Index Exchange Traded Notes (ETNs) due May 16, 2036	NYSE Arca
Credit Suisse X-Links Monthly Pay 2xLeveraged Mortgage REIT Exchange Traded Notes (ETNs) due July 11, 2036	NYSE Arca

* Not for trading, but only in connection with the registration of the American Depositary Shares

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of
December 31, 2016: 2,089,897,378 shares of Credit Suisse Group AG
Indicate by check mark if the Registrants are well-known seasoned issuers, as defined in Rule 405 of the Securities Act.
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
Item 16G. Corporate governance.
Item 16H. Mine Safety Disclosure.
Part III
Item 17. Financial statements.
Item 18. Financial statements.
Item 19. Exhibits.
SIGNATURES
20-F/5

Definitions
For the purposes of this Form 20-F and the attached Annual Report 2016, unless the context otherwise requires, the terms “Credit Suisse Group,” “Credit Suisse,” “the Group,” “we,” “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries. The business of Credit Suisse AG, the direct bank subsidiary of the Group, is substantially similar to the Group, and we use these terms to refer to both when the subject is the same or substantially similar. We use the term “the Bank” when we are referring only to Credit Suisse AG and its consolidated subsidiaries.
Abbreviations and selected terms are explained in the List of abbreviations and the Glossary in the back of the Annual Report 2016.
Sources
Throughout this Form 20-F and the attached Annual Report 2016, we describe the position and ranking of our various businesses in certain industry and geographic markets. The sources for such descriptions come from a variety of conventional publications generally accepted as relevant business indicators by members of the financial services industry. These sources include: Standard & Poor’s, Dealogic, Institutional Investor, Lipper, Moody’s Investors Service and Fitch Ratings.
Cautionary statement regarding forward-looking information
For Credit Suisse and the Bank, please see Cautionary statement regarding forward-looking information on the inside page of the back cover of the attached Annual Report 2016.
Explanatory note
For the avoidance of doubt, the information appearing on pages 4 to 10 and A-4 to A-12 of the attached Annual Report 2016 is not included in Credit Suisse’s and the Bank’s Form 20-F for the fiscal year ended December 31, 2016.
20-F/6

Part I
Item 1. Identity of directors, senior management and advisers.
Not required because this Form 20-F is filed as an annual report.
Item 2. Offer statistics and expected timetable.
Not required because this Form 20-F is filed as an annual report.
Item 3. Key information.
A – Selected financial data.
For Credit Suisse and the Bank, please see Appendix – Selected five-year information – Group on pages A-2 to A-3 and – Bank on page A-3 of the attached Annual Report 2016. In addition, please see IX – Additional information – Other information – Foreign currency translation rates on page 568 of the attached Annual Report 2016.
B – Capitalization and indebtedness.
Not required because this Form 20-F is filed as an annual report.
C – Reasons for the offer and use of proceeds.
Not required because this Form 20-F is filed as an annual report.
D – Risk factors.
For Credit Suisse and the Bank, please see I – Information on the company – Risk factors on pages 42 to 50 of the attached Annual Report 2016.
Item 4. Information on the company.
A – History and development of the company.
For Credit Suisse and the Bank, please see I – Information on the company – Credit Suisse at a glance on page 12 and – Strategy on pages 13 to 17 and IV – Corporate Governance and Compensation – Corporate Governance – Corporate governance framework – Company details on page 180 of the attached Annual Report 2016. In addition, for Credit Suisse, please see Note 3 – Business developments, significant shareholders and subsequent events, Note 4 – Discontinued operations and Note 5 – Segment information in V – Consolidated financial statements – Credit Suisse Group on pages 271 to 276 of the attached Annual Report 2016 and, for the Bank, please see Note 3 – Business developments, significant shareholders and subsequent events, Note 4 – Discontinued operations and Note 5 – Segment information in VII – Consolidated financial statements – Credit Suisse (Bank) on pages 429 to 431 of the attached Annual Report 2016.
B – Business overview.
For Credit Suisse and the Bank, please see I – Information on the company – Divisions on pages 18 to 25 of the attached Annual Report 2016. In addition, for Credit Suisse, please see Note 5 – Segment information in V – Consolidated financial statements – Credit Suisse Group on pages 274 to 276 of the attached Annual Report 2016 and, for the Bank, please see Note 5 – Segment information in VII – Consolidated financial statements – Credit Suisse (Bank) on pages 430 to 431 of the attached Annual Report 2016.
C – Organizational structure.
For Credit Suisse and the Bank, please see I – Information on the company – Credit Suisse at a glance on page 12, – Strategy on pages 13 to 17 and II – Operating and financial review – Credit Suisse – Differences between Group and Bank on page 64 of the attached Annual Report 2016. For a list of Credit Suisse’s significant subsidiaries, please see Note 40 – Significant subsidiaries and equity method investments in V – Consolidated financial statements – Credit Suisse Group on pages 383 to 385 of the attached Annual Report 2016 and, for a list of the Bank’s significant subsidiaries, please see Note 39 – Significant subsidiaries and equity method investments in VII – Consolidated financial statements – Credit Suisse (Bank) on pages 498 to 500 of the attached Annual Report 2016.
20-F/7

D – Property, plant and equipment.
For Credit Suisse and the Bank, please see IX – Additional information – Other information – Property and equipment on page 568 of the attached Annual Report 2016.
Information Required by Industry Guide 3.
For Credit Suisse and the Bank, please see IX – Additional information – Statistical information on pages 548 to 562 of the attached Annual Report 2016. In addition, for both Credit Suisse and the Bank, please see III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk review and results – Credit risk review – Loans and irrevocable loan commitments on page 164 of the attached Annual Report 2016. For Credit Suisse, please see Appendix – Selected five-year information – Group on pages A-2 to A-3 of the attached Annual Report 2016.
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
Credit Suisse AG does not generally calculate gross revenues or net profits from individual export finance credit facilities of this type; however, Credit Suisse AG estimates that it recognized approximately CHF 0.1 million in interest income in 2016 on these credit facilities and believes that it has not earned any related net profit over the life of these credit facilities. While Credit Suisse AG ceased providing funds to any Iranian parties pursuant to any of these credit facilities several years ago, it has continued, where possible, to receive repayment of funds owed to it. In 2016, Credit Suisse AG received payments totaling CHF 2.4 million from the Swiss governmental export credit agency and payments totaling CHF 5.3 million from financial institutions acting as agents of lending syndicates, both in partial payment under certain of these credit facilities. As of December 31, 2016, approximately CHF 1.8 million was owed to Credit Suisse AG under these credit facilities (which are not covered by the European export credit agency guarantees), out of a total amount of approximately CHF 29.8 million outstanding. Credit Suisse AG will continue to seek repayment of funds it is owed under these credit facilities pursuant to its contractual rights and applicable law, and will continue to cooperate with the European export credit agencies.
During 2016, Credit Suisse AG processed a small number of de minimis payments related to the operation of Iranian diplomatic missions in Switzerland and to fees for ministerial government functions such as issuing passports and visas. Processing these payments is permitted under Swiss law and is performed with the consent of Swiss authorities, and Credit Suisse AG intends to continue processing such payments. Revenues and profits from these activities are not calculated but would be negligible.
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
A – Operating results.
For Credit Suisse and the Bank, please see II – Operating and financial review on pages 51 to 106 of the attached Annual Report 2016. In addition, for both Credit Suisse and the Bank, please see I – Information on the company – Regulation and supervision on pages 26 to 41 of the attached Annual Report 2016 and III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management – Shareholders’ equity and share metrics – Foreign exchange exposure and interest rate management on page 134 of the attached Annual Report 2016.
20-F/8

B – Liquidity and capital resources.
For Credit Suisse and the Bank, please see III – Treasury, Risk, Balance sheet and Off-balance sheet – Liquidity and funding management and – Capital management on pages 108 to 134 of the attached Annual Report 2016. In addition, for Credit Suisse, please see Note 25 – Long-term debt in V – Consolidated financial statements – Credit Suisse Group on pages 296 to 297 and Note 37 – Capital adequacy in V – Consolidated financial statements – Credit Suisse Group on page 372 of the attached Annual Report 2016 and, for the Bank, please see Note 24 – Long-term debt in VII – Consolidated financial statements – Credit Suisse (Bank) on page 447 and Note 36 – Capital adequacy in VII – Consolidated financial statements – Credit Suisse (Bank) on page 496 of the attached Annual Report 2016.
C – Research and development, patents and licenses, etc.
Not applicable.
D – Trend information.
For Credit Suisse and the Bank, please see Item 5.A of this Form 20-F. In addition, for Credit Suisse and the Bank, please see I – Information on the company – Divisions on pages 18 to 25 of the attached Annual Report 2016.
E – Off-balance sheet arrangements.
For Credit Suisse and the Bank, please see III – Treasury, Risk, Balance sheet and Off-balance sheet – Balance sheet, off-balance sheet and other contractual obligations on pages 173 to 176 of the attached Annual Report 2016. In addition, for Credit Suisse, please see Note 32 – Derivatives and hedging activities, Note 33 – Guarantees and commitments and Note 34 – Transfers of financial assets and variable interest entities in V – Consolidated financial statements – Credit Suisse Group on pages 325 to 344 of the attached Annual Report 2016 and, for the Bank, please see Note 31 – Derivatives and hedging activities, Note 32 – Guarantees and commitments, Note 33 – Transfers of financial assets and variable interest entities in VII – Consolidated financial statements – Credit Suisse (Bank) on pages 465 to 477, and Note 13 – Derivative financial instruments in VIII – Parent company financial statements – Credit Suisse (Bank) on pages 532 to 534 of the attached Annual Report 2016.
F – Tabular disclosure of contractual obligations.
For Credit Suisse and the Bank, please see III – Treasury, Risk, Balance sheet and Off-balance sheet – Balance sheet, off-balance sheet and other contractual obligations – Contractual obligations and other commercial commitments on page 175 of the attached Annual Report 2016.
Item 6. Directors, senior management and employees.
A – Directors and senior management.
For Credit Suisse and the Bank, please see IV – Corporate Governance and Compensation – Corporate Governance – Board of Directors, – Board Committees, – Biographies of the Board Members, – Executive Board and – Biographies of the Executive Board Members on pages 186 to 210 of the attached Annual Report 2016.
B – Compensation.
For Credit Suisse and the Bank, please see IV – Corporate Governance and Compensation – Compensation on pages 215 to 248 of the attached Annual Report 2016. In addition, for Credit Suisse, please see Note 11 – Compensation and benefits in V – Consolidated financial statements – Credit Suisse Group on page 278, Note 29 – Employee deferred compensation in V – Consolidated financial statements – Credit Suisse Group on pages 308 to 312, Note 31 – Pension and other post-retirement benefits in V – Consolidated financial statements – Credit Suisse Group on pages 315 to 324, Note 6 – Personnel expenses in VI – Parent company financial statements – Credit Suisse Group on page 407 and Note 23 – Shareholdings of the Board of Directors, Executive Board and employees in VI – Parent company financial statements – Credit Suisse Group on pages 414 to 415 of the attached Annual Report 2016. For the Bank, please see Note 11 – Compensation and benefits in VII – Consolidated financial statements – Credit Suisse (Bank) on page 433, Note 28 – Employee deferred compensation in VII – Consolidated financial statements – Credit Suisse (Bank) on pages 455 to 457, Note 30 – Pension and other post-retirement benefits in VII – Consolidated financial statements – Credit Suisse (Bank) on pages 458 to 464, Note 6 – Personnel expenses in VIII – Parent company financial statements – Credit Suisse (Bank) on page 527, Note 17 – Pension plans in VIII – Parent company financial statements – Credit Suisse (Bank) on pages 536 to 537 and Note 23 – Shareholdings of the Board of Directors, Executive Board and employees and information on compensation plans in VIII – Parent company financial statements – Credit Suisse (Bank) on pages 541 to 542 of the attached Annual Report 2016.
20-F/9

C – Board practices.
For Credit Suisse and the Bank, please see IV – Corporate Governance and Compensation – Corporate Governance on pages 178 to 214 of the attached Annual Report 2016.
D – Employees.
For Credit Suisse and the Bank, please see IV – Corporate Governance and Compensation – Corporate Governance – Corporate Governance framework – Employee relations on page 180 of the attached Annual Report 2016. In addition, for both Credit Suisse and the Bank, please see II – Operating and financial review – Credit Suisse – Employees on page 60 of the attached Annual Report 2016.
E – Share ownership.
For Credit Suisse and the Bank, please see IV – Corporate Governance and Compensation – Compensation on pages 215 to 248 of the attached Annual Report 2016. In addition, for Credit Suisse, please see Note 29 – Employee deferred compensation in V – Consolidated financial statements – Credit Suisse Group on pages 308 to 312, and Note 23 –Shareholdings of the Board of Directors, Executive Board and employees in VI – Parent company financial statements – Credit Suisse Group on pages 414 to 415 of the attached Annual Report 2016. For the Bank, please see Note 28 – Employee deferred compensation in VII – Consolidated financial statements – Credit Suisse (Bank) on pages 455 to 457, and Note 23 – Shareholdings of the Board of Directors, Executive Board and employees and information on compensation plans in VIII – Parent company financial statements – Credit Suisse (Bank) on pages 541 to 542 of the attached Annual Report 2016.
Item 7. Major shareholders and related party transactions.
A – Major shareholders.
For Credit Suisse, please see IV – Corporate Governance and Compensation – Corporate Governance – Shareholders on pages 181 to 185 of the attached Annual Report 2016. In addition, for Credit Suisse, please see Note 3 – Business developments, significant shareholders and subsequent events in V – Consolidated financial statements – Credit Suisse Group on pages 271 to 273, Note 17 – Credit Suisse Group shares held by subsidiaries in VI – Parent company financial statements – Credit Suisse Group on page 411, Note 18 – Purchases and sale of treasury shares held by Credit Suisse Group in VI – Parent company financial statements – Credit Suisse Group on page 412 and Note 19 – Significant shareholders in VI – Parent company financial statements – Credit Suisse Group on page 412 of the attached Annual Report 2016. Credit Suisse’s major shareholders do not have different voting rights. The Bank has 4,399,680,200 shares outstanding and is a wholly-owned subsidiary of Credit Suisse. See Note 22 – Significant shareholders and groups of shareholders in VIII – Parent company financial statements – Credit Suisse (Bank) on page 540 of the attached Annual Report 2016.
B – Related party transactions.
For Credit Suisse and the Bank, please see IV – Corporate Governance and Compensation – Compensation on pages 215 to 248 and – Corporate Governance – Banking relationships with Board and Executive Board Members and related party transactions on page 211 of the attached Annual Report 2016. In addition, for Credit Suisse, please see Note 30 – Related parties in V – Consolidated financial statements – Credit Suisse Group on pages 313 to 314 and Note 21 – Assets and liabilities with related parties in VI – Parent company financial statements – Credit Suisse Group on page 413 of the attached Annual Report 2016. For the Bank, please see Note 29 – Related parties in VII – Consolidated financial statements – Credit Suisse (Bank) on pages 457 to 458 and Note 24 – Amounts receivable from and amounts payable to related parties in VIII – Parent company financial statements – Credit Suisse (Bank) on page 543 of the attached Annual Report 2016.
C – Interests of experts and counsel.
Not applicable because this Form 20-F is filed as an annual report.
Item 8. Financial information.
A – Consolidated statements and other financial information.
Please see Item 18 of this Form 20-F.
For a description of Credit Suisse’s legal and arbitration proceedings, please see Note 39 – Litigation in V – Consolidated financial statements – Credit Suisse Group on pages 374 to 382 of the attached Annual Report 2016. For a description of the Bank’s legal and arbitration proceedings, please see Note 38 – Litigation in VII – Consolidated financial statements – Credit Suisse (Bank) on page 497 of the attached Annual Report 2016.
20-F/10

For a description of Credit Suisse’s policy on dividend distributions, please see III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management – Shareholders’ Equity and Share Metrics – Dividends and dividend policy on page 134 of the attached Annual Report 2016.
B – Significant changes.
None.
Item 9. The offer and listing.
A – Offer and listing details, C – Markets.
For information regarding the price history of Credit Suisse Group shares and the stock exchanges and other regulated markets on which they are listed or traded, please see IX – Additional information – Other information – Listing details on page 567 of the attached Annual Report 2016. Shares of the Bank are not listed.
B – Plan of distribution, D – Selling shareholders, E – Dilution, F – Expenses of the issue.
Not required because this Form 20-F is filed as an annual report.
Item 10. Additional information.
A – Share capital.
Not required because this Form 20-F is filed as an annual report.
B – Memorandum and Articles of Association.
For Credit Suisse, please see IV – Corporate Governance and Compensation – Corporate Governance – Corporate governance framework, – Shareholders and – Board of Directors on pages 178 to 191 of the attached Annual Report 2016. In addition, for Credit Suisse, please see IX – Additional information – Other information – Exchange controls and – American Depositary Shares on page 563 of the attached Annual Report 2016. Shares of the Bank are not listed.
C – Material contracts.
Neither Credit Suisse nor the Bank has any contract that would constitute a material contract for the two years immediately preceding this Form 20-F.
D – Exchange controls.
For Credit Suisse and the Bank, please see IX – Additional information – Other information – Exchange controls on page 563 of the attached Annual Report 2016.
E – Taxation.
For Credit Suisse, please see IX – Additional information – Other information – Taxation on pages 563 to 566 of the attached Annual Report 2016. The Bank does not have any public shareholders.
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
20-F/11

In addition, Credit Suisse’s parent company financial statements, together with the notes thereto, are set forth on pages 399 to 416 of the attached Annual Report 2016 and incorporated by reference herein. The Bank’s parent company financial statements, together with the notes thereto, are set forth on pages 503 to 546 of the attached Annual Report 2016 and incorporated by reference herein.
I – Subsidiary information.
Not applicable.
Item 11. Quantitative and qualitative disclosures about market risk.
For Credit Suisse and the Bank, please see I – Information on the company – Risk factors on pages 42 to 50 and III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management on pages 135 to 172 of the attached Annual Report 2016.
Item 12. Description of securities other than equity securities.
A – Debt Securities, B – Warrants and Rights, C – Other Securities.
Not required because this Form 20-F is filed as an annual report.
D – American Depositary Shares.
For Credit Suisse, please see IV – Corporate Governance and Compensation – Corporate Governance – Additional information – Fees and charges for holders of ADS on page 214 of the attached Annual Report 2016. Shares of the Bank are not listed.
Part II
Item 13. Defaults, dividend arrearages and delinquencies.
None.
Item 14. Material modifications to the rights of security holders and use of proceeds.
None.
Item 15. Controls and procedures.
For Credit Suisse’s management report and the related report from the Group’s independent auditors, please see Controls and procedures and Report of the Independent Registered Public Accounting Firm in V – Consolidated financial statements – Credit Suisse Group on pages 397 to 398 of the attached Annual Report 2016. For the Bank’s management report and the related report from the Bank’s independent auditors, please see Controls and procedures and Report of the Independent Registered Public Accounting Firm in VII – Consolidated financial statements – Credit Suisse (Bank) on pages 501 to 502 of the attached Annual Report 2016.
Item 16A. Audit committee financial expert.
For Credit Suisse and the Bank, please see IV – Corporate Governance and Compensation – Corporate Governance – Board of Directors – Board committees – Audit Committee on pages 192 to 193 of the attached Annual Report 2016.
Item 16B. Code of ethics.
For Credit Suisse and the Bank, please see IV – Corporate Governance and Compensation – Corporate Governance – Corporate governance framework on pages 178 to 180 of the attached Annual Report 2016.
20-F/12

Item 16C. Principal accountant fees and services.
For Credit Suisse and the Bank, please see IV – Corporate Governance and Compensation – Corporate Governance – External audit on page 212 of the attached Annual Report 2016.
Item 16D. Exemptions from the listing standards for audit committee.
None.
Item 16E. Purchases of equity securities by the issuer and affiliated purchasers.
For Credit Suisse, please see III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management – Shareholders’ Equity and Share Metrics – Share repurchases on page 133 of the attached Annual Report 2016. The Bank does not have any class of equity securities registered pursuant to Section 12 of the Exchange Act.
Item 16F. Change in registrants’ certifying accountant.
None.
Item 16G. Corporate governance.
For Credit Suisse, please see IV – Corporate Governance and Compensation – Corporate Governance – Additional Information – Complying with rules and regulations on page 213 of the attached Annual Report 2016. Shares of the Bank are not listed.
Item 16H. Mine Safety Disclosure.
None.
Part III
Item 17. Financial statements.
Not applicable.
Item 18. Financial statements.
Credit Suisse’s consolidated financial statements, together with the notes thereto and the Report of the Independent Registered Public Accounting Firm thereon, are set forth on pages 249 to 398 of the attached Annual Report 2016 and incorporated by reference herein. The Bank’s consolidated financial statements, together with the notes thereto (and any notes or portions thereof in the consolidated financial statements of Credit Suisse Group referred to therein) and the Report of the Independent Registered Public Accounting Firm thereon, are set forth on pages 417 to 502 of the attached Annual Report 2016 and incorporated by reference herein.
20-F/13

Item 19. Exhibits.
1.1 Articles of association (Statuten) of Credit Suisse Group AG as of October 26, 2016 (incorporated by reference to Exhibit 3.1 of Credit Suisse Group AG’s current report on Form 6-K filed on November 8, 2016).
1.2 Articles of association (Statuten) of Credit Suisse AG as of September 4, 2014 (incorporated by reference to Exhibit 1.2 of Credit Suisse Group AG’s and Credit Suisse AG’s annual report on Form 20-F for the year ended December 31, 2014 filed on March 20, 2015).
1.3 Organizational Guidelines and Regulations of Credit Suisse Group AG and Credit Suisse AG as of February 9, 2017.
2.1 Pursuant to the requirement of this item, we agree to furnish to the SEC upon request a copy of any instrument defining the rights of holders of long-term debt of us or of our subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.
4.1 Agreement, dated February 13, 2011, among Competrol Establishment, Credit Suisse Group (Guernsey) II Limited and Credit Suisse Group AG (incorporated by reference to Exhibit 99.1 of Credit Suisse Group AG’s and Credit Suisse AG’s current report on Form 6-K filed on March 12, 2013).
4.2 Agreement, dated February 13, 2011, among Qatar Holding LLC, Credit Suisse Group (Guernsey) II Limited and Credit Suisse Group AG (incorporated by reference to Exhibit 99.2 of Credit Suisse Group AG’s and Credit Suisse AG’s current report on Form 6-K filed on March 12, 2013).
4.3 Amendment Agreement, dated July 18, 2012, among Competrol Establishment, Credit Suisse Group (Guernsey) II Limited, Credit Suisse Group AG and Credit Suisse AG, acting through its Guernsey Branch (incorporated by reference to Exhibit 99.3 of Credit Suisse Group AG’s and Credit Suisse AG’s current report on Form 6-K filed on March 12, 2013).
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
7.1 Computations of ratios of earnings to fixed charges of Credit Suisse and of the Bank are set forth under IX – Additional Information – Statistical information – Ratio of earnings to fixed charges – Group and – Ratio of earnings to fixed charges – Bank on page 562 of the attached Annual Report 2016 and incorporated by reference herein.
8.1 Significant subsidiaries of Credit Suisse are set forth in Note 40 – Significant subsidiaries and equity method investments in V – Consolidated financial statements – Credit Suisse Group on pages 383 to 385, and significant subsidiaries of the Bank are set forth in Note 39 – Significant subsidiaries and equity method investments in VII – Consolidated financial statements – Credit Suisse (Bank) on pages 498 to 500 of the attached Annual Report 2016 and incorporated by reference herein.
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
                           Date: March 24, 2017
/s/ Tidjane Thiam                                 /s/ David R. Mathers
Name: Tidjane Thiam                            Name: David R. Mathers
Title: Chief Executive Officer                 Title: Chief Financial Officer
                           CREDIT SUISSE AG
                           (Registrant)
                           Date: March 24, 2017
/s/ Tidjane Thiam                                 /s/ David R. Mathers
Name: Tidjane Thiam                            Name: David R. Mathers
Title: Chief Executive Officer                 Title: Chief Financial Officer
20-F/15

Key metrics
	in / end of			% change
	2016	2015	2014	16 / 15	15 / 14
Credit Suisse (CHF million, except where indicated)
Net income/(loss) attributable to shareholders	(2,710)	(2,944)	1,875	(8)	–
of which from continuing operations	(2,710)	(2,944)	1,773	(8)	–
Basic earnings/(loss) per share from continuing operations (CHF)	(1.32)	(1.73)	0.99	(24)	–
Diluted earnings/(loss) per share from continuing operations (CHF)	(1.32)	(1.73)	0.98	(24)	–
Return on equity attributable to shareholders (%)	(6.1)	(6.8)	4.4	–	–
Effective tax rate (%)	(19.5)	(21.6)	38.7	–	–
Core Results (CHF million, except where indicated)
Net revenues	21,594	23,286	24,404	(7)	(5)
Provision for credit losses	141	187	153	(25)	22
Total operating expenses	17,960	22,869	17,517	(21)	31
Income before taxes	3,493	230	6,734	–	(97)
Cost/income ratio (%)	83.2	98.2	71.8	–	–
Assets under management and net new assets (CHF billion)
Assets under management from continuing operations	1,251.1	1,214.1	1,368.7	3.0	(11.3)
Net new assets from continuing operations	26.8	46.9	29.9	(42.9)	56.9
Balance sheet statistics (CHF million)
Total assets	819,861	820,805	921,462	0	(11)
Net loans	275,976	272,995	272,551	1	0
Total shareholders' equity	41,897	44,382	43,959	(6)	1
Tangible shareholders' equity	36,771	39,378	35,066	(7)	12
Basel III regulatory capital and leverage statistics
CET1 ratio (%)	13.5	14.3	14.9	–	–
Look-through CET1 ratio (%)	11.5	11.4	10.1	–	–
Look-through CET1 leverage ratio (%)	3.2	3.3	2.5	–	–
Look-through Tier 1 leverage ratio (%)	4.4	4.5	3.5	–	–
Share information
Shares outstanding (million)	2,089.9	1,951.5	1,599.5	7	22
of which common shares issued	2,089.9	1,957.4	1,607.2	7	22
of which treasury shares	0.0	(5.9)	(7.7)	100	(23)
Book value per share (CHF)	20.05	22.74	27.48	(12)	(17)
Tangible book value per share (CHF)	17.59	20.18	21.92	(13)	(8)
Market capitalization (CHF million)	30,533	42,456	40,308	(28)	5
Dividend per share (CHF)	0.70	0.70	0.70	–	–
Number of employees (full-time equivalents)
Number of employees	47,170	48,210	45,840	(2)	5
See relevant tables for additional information on these metrics.

Overview: Credit Suisse Annual Reporting Suite

Annual Report

Annual Report 2016
16

The Annual Report is a detailed presentation of Credit Suisse Group's company structure, corporate governance, compensation practices and treasury and risk management framework, and it includes a review of Credit Suisse Group's operating and financial results accompanied by its annual financial statements.

credit-suisse.com/ar

Corporate Responsibility Report

Corporate Responsibility Report 2016
16

The Corporate Responsibility Report describes how Credit Suisse Group assumes its various responsibilities as a bank towards society and the environment. This publication is complemented by the Responsibility Chronicle, which adds a multimedia dimension to our reporting.

credit-suisse.com/crr

Company Profile

Company Profile 2016
16

The Company Profile contains a summary of Credit Suisse Group's strategic direction and organizational structure.

credit-suisse.com/cp

Annual Report 2016
Credit Suisse Group AG & Credit Suisse AG

For the purposes of this report, unless the context otherwise requires, the terms “Credit Suisse Group”, “Credit Suisse”, “the Group”, “we”, “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries. The business of Credit Suisse AG, the direct bank subsidiary of the Group, is substantially similar to the Group, and we use these terms to refer to both when the subject is the same or substantially similar. We use the term “the Bank” when we are referring only to Credit Suisse AG and its consolidated subsidiaries. Abbreviations and selected >>>terms are explained in the List of abbreviations and the Glossary in the back of this report. Publications referenced in this report, whether via website links or otherwise, are not incorporated into this report. The English language version of this report is the controlling version. In various tables, use of “–” indicates not meaningful or not applicable.

Annual Report 2016
Interview with the Chairman and the Chief Executive Officer
Message from the Chairman and the Chief Executive Officer
Information on the company
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
Report of the Statutory Auditor
Parent company financial statements
Notes to the financial statements
Proposed appropriation of retained earnings
Additional information
Statistical information
Other information
Appendix
Selected five-year information
List of abbreviations
Glossary
Investor information
Financial calendar and contacts

Interview with the Chairman and the Chief Executive Officer
Several unexpected geopolitical events occurred in 2016. How did they impact Credit Suisse’s business?
Urs Rohner: The extent to which macroeconomic developments as well as some major geopolitical events affected our business varied across the regions in which we operate. We saw significant additional volatility in the immediate aftermath of the UK’s referendum on continued EU membership, as well as market movements following the US presidential election and, to a lesser extent, the referendum in Italy. These events initially triggered widespread uncertainty across international financial markets, which affected investor confidence. Overall, I believe that Credit Suisse’s exposure to these developments was relatively limited, and we were well prepared due to our continued investments in our risk and control functions. Importantly, it was not only one-off events but also several continued trends that shaped our operating environment in 2016, notably the continued low – and, in some cases, negative – interest rates, the sluggish economic recovery across the developed world and declining growth rates in emerging Asia – although they remain higher than the growth rates across the developed world. These trends remain broadly unchanged and make it more challenging for our industry to generate sustained profits.
How does the Board of Directors ensure that it can anticipate and mitigate the effects of future challenging events which affect Credit Suisse?
Urs Rohner: Due to the significant impact that macroeconomic and regulatory developments can have on our business and operations, we continually monitor and examine our positioning and direction. Some events are essentially impossible to predict, others – such as digital disruption or cybersecurity – can be approached quite comprehensively and an organization can prepare for them. In 2016, in addition to several standing agenda items, the Board of Directors again devoted particular attention to digitally driven innovation and the effectiveness of our cybersecurity framework.
Following the announcement of Credit Suisse’s new strategic direction in the fall of 2015, how was its execution impacted by external events last year?
Tidjane Thiam: 2016 was a year of considerable change for Credit Suisse. We can look back at a challenging and busy 12 months, but thanks to the dedication of our teams around the globe, we stayed close to our clients and were able to make good progress against our key objectives of generating profitable, compliant growth, reducing fixed costs and strengthening our capital base. As the Chairman has already noted, the implementation of our announced strategy coincided with a period of considerable volatility in the financial markets, which was most pronounced in the first part of 2016, with a major decrease in oil prices, significant increases in credit spreads and a major drop in market activity levels. These conditions were further heightened by a number of geopolitical developments. We nevertheless stayed firmly on course with our long-term strategic realignment and ensured that we were well organized to mitigate risks around significant political developments, such as the aforementioned UK referendum on continued EU membership.
Building a strong capital position was a core objective of our strategy throughout the year. The significant improvement in our capital ratios since we announced our strategy in October 2015 was achieved through the effective use of a combination of levers at our disposal, including strict and disciplined capital allocation, directing capital towards activities that we believed offered the best return on capital and the best organic capital generation, and the disposal of certain non-core assets and businesses. By end-2016, we reported a look-through common equity tier 1 (CET1) ratio of 11.5% after we reached a settlement with the US Department of Justice (DOJ) in relation to our legacy residential mortgage-backed securities (RMBS) business – a business conducted through 2007. We significantly lowered our adjusted* operating cost base and achieved CHF 1.9 billion1 of net savings during the year. This means that we exceeded our end-2016 target of CHF 1.4 billion by a meaningful margin. Importantly, we delivered these cost reductions while investing CHF 0.5 billion in strengthening our client franchises and improving our control framework. This has resulted in a significant increase in operating leverage for the bank going forward.
We were pleased with the preparations we made ahead of a number of significant market events in 2016. Again, the UK referendum in mid-2016 is a good example; our careful planning and coordination of our trading, risk and support functions proved effective and we stood out by our ability to provide our clients with seamless and uninterrupted market access throughout the day in what were extremely volatile trading conditions. The hard work of our teams enabled us to handle significantly increased volumes, coupled with extreme price volatility in many asset classes, and helped us to provide quality execution for our clients.
From your perspective, what were the most decisive events for Credit Suisse in the past 12 months?
Urs Rohner: The successful launch of operations of our Swiss legal entity Credit Suisse (Schweiz) AG in November 2016 was without a doubt one of the key events of the past year. This critical and highly complex undertaking was completed on schedule and designed to enhance the Group’s resolvability in accordance with regulatory requirements. Another defining event for Credit Suisse was the final settlement reached with the DOJ in relation to our legacy RMBS business – a business conducted through 2007. This settlement removed a major source of uncertainty for the bank. It was a key strategic objective to put this matter behind us and we are pleased to have reached an amicable settlement while also safeguarding the interests of our stakeholders. The bank can now draw a line under this matter and we can focus our full attention on the future.
Tidjane Thiam: Credit Suisse is delivering profitable growth which is a key aspect of our long-term strategy as outlined in October 2015. In our Wealth Management businesses we attracted CHF 27.5 billion2 of net asset inflows in 2016, an increase of 53% compared to 2015. Importantly, this growth was not achieved at the expense of profitability, as we were able to attract higher inflows and importantly at higher margins. We are beginning to see the benefits of our integrated approach to serving ultra-high-net-worth individual and entrepreneur clients that combines our wealth management offering with our advisory and financing capabilities. We ended 2016 with record assets under management of CHF 733 billion2, an increase of 8% from the end of 2015. That is a strong performance for a wealth manager of our size, which we believe is a key driver of our medium-term earnings potential.
Our global advisory and underwriting franchise had a very good year with particular strength in the fourth quarter of 2016 – and good momentum in 2017. Here too we have been able to significantly increase both our market share and our profitability in 2016.

In Global Markets, we have substantially completed our rightsizing and the benefits of the deep restructuring that we have conducted are starting to emerge. Importantly, through this major restructuring effort, Global Markets remained profitable and we were able to maintain our leading market positions across our core franchises in 2016.
The successful start of operations of our new Swiss legal entity in November 2016 was clearly an important milestone and underscores our continued commitment to our Swiss home market.
We are dealing proactively with our remaining legacy issues. In January 2017, we reached a final settlement with the DOJ related to our legacy RMBS business – a business conducted through 2007. For us, it was a key objective to put this matter behind us. In reaching that settlement, we have removed a major source of uncertainty for our bank, and we can now more effectively focus our full attention on serving our clients and managing our business. In parallel, in our Strategic Resolution Unit (SRU), we have continued to make progress in disposing of legacy positions and in derisking. This progress is central to the restructuring of the Group, as it helps to free up capital resources to be redeployed to areas where we expect to produce higher returns such as the Swiss Universal Bank, Asia Pacific and International Wealth Management divisions.
Capital and liquidity remain important indicators of stability in the financial sector. How did Credit Suisse’s capital position develop in 2016?
Urs Rohner: Maintaining a strong capital position for the Group is a key priority for the Board of Directors, for our investors and our regulators, especially through this transitional period for the Group. In 2016, the management team made good progress towards our goals. This was achieved through highly disciplined capital management and the improvement in the profitability of select businesses. Nonetheless, our focus on capital strength remains. That said, we are now in a position where we have optionality in terms of how we execute, and we expect the capital build-up will shift more and more to capital accretion out of our businesses as the exit costs of the SRU decrease.
Tidjane Thiam: In 2016, we focused on rightsizing our trading activities in line with our strategic direction, as well as on freeing up capital from business areas that we wanted to exit. In both respects, we made significant progress which has enabled us to strengthen our capital ratios and simultaneously invest in growth areas. We closed the year with a reported look-through CET1 ratio of 11.5%, even after the settlement with the DOJ relating to our legacy RMBS business. This represents an increase of 130 basis points compared to the third quarter 2015. Without taking into account the impact of the RMBS settlement with the DOJ, we would have achieved our highest ever look-through CET1 ratio of 12.4%18. We will continue to prioritize balance sheet strength going forward and we are committed to maintaining a look-through CET1 ratio of between 11-12% during the course of 2017, excluding the impact of the planned partial initial public offering (IPO) of Credit Suisse (Schweiz) AG, market conditions permitting, by the end of 20176.
How did the regulatory landscape evolve in 2016 and how does Credit Suisse respond to the development of new regulatory standards?
Urs Rohner: There are two areas of particular importance, from my perspective. First, the increased expectations of regulators in terms of availability of reporting, as well as accuracy and granularity of data against the backdrop of ongoing technological development in data management. Accordingly, data modelling and forecasting of financial resources are becoming increasingly important. But also, the regulatory focus on stress tests as an extension of prudential regulation requires substantial investment into infrastructure and data management. Second, prudential regulation, particularly capital and liquidity requirements are still incomplete, pending final agreement of the Basel Committee on Banking Supervision (BCBS). Further, the consistent Net Stable Funding Ratio implementation is also slowing as a result of the changed political landscape in 2016. However, in Switzerland, some of the reforms were anticipated in the regulation ahead of the final BCBS provisions.
While we were building up our liquidity position and adjusted our capital and total loss-absorbing capital in line with the Swiss “Too-Big-to-Fail” regulations, we consider it important that a level playing field is now established at the international level. For this, Credit Suisse is actively engaging with international standard setting bodies, like the BCBS and the Financial Stability Board, as well as industry forums to ensure that the impact of regulation is made transparent and that all information is available before finalizing regulations.
What triggered the decisions to accelerate parts of the strategy as originally outlined at Investor Day 2015?
Tidjane Thiam: When you embark on a restructuring of this magnitude, it is important to remain agile and to adapt your plan in the near to medium term if market conditions change, in order to stay on course to reach your long-term objectives. If we look back at the first quarter of 2016 in particular, we were faced with some of the most challenging market conditions on record with extreme levels of volatility across fixed income and commodities. Across the industry, banks were faced with sharp declines in client activity levels and significantly lower transaction volumes. However, we reacted quickly. To mitigate the impact of these market conditions on our business, we used a number of levers – specifically cost control and reductions in risk-weighted assets and leverage. We accelerated our cost savings program and further increased our end-2016 cost savings target across the Group.
What are the next milestones for Credit Suisse?
Tidjane Thiam: We are continuing to make strong progress in the execution of our strategic plan. During 2016, we delivered CHF 1.9 billion1 of net cost savings, lowered our breakeven point and created operating leverage as markets recovered. We believe that we are starting to see the benefits of our leading client franchises across wealth management and investment banking, combined with the investments we made during 2016. We have made a good start to 2017 and believe that we are well placed to create value for our clients and shareholders going forward.
Urs Rohner: 2016 was clearly a transitional year for the bank. We are already seeing the results of our work across the regions and divisions, which is very important for all stakeholders, and our shareholders in particular. In 2017, we will continue to follow the path announced on our Investor Days in 2015 and 2016, with even stronger performance pursued across our franchise.
* Adjusted results are non-GAAP financial measures. For further information relating to this and other footnotes indicated in this interview, please refer to the footnotes in the “Message from the Chairman and the Chief Executive Officer” directly following.

Message from the Chairman and the Chief Executive Officer
2016 was a year of good progress as we worked intensively to make Credit Suisse a stronger and more efficient organization focused on servicing our clients and on creating long-term value for our shareholders.
Dear shareholders, clients and colleagues
In 2016, we embarked on the first full year of our strategic plan. Throughout the past year, we remained focused on reinforcing Credit Suisse’s position as a leading wealth manager with strong investment banking capabilities. In doing so, we took a geographically balanced approach allowing us to capitalize on both the vast pool of wealth available in mature markets and the significant wealth and asset growth taking place across emerging economies.
Thanks to our strong client franchise and the dedication of our teams around the globe, we made good progress toward our key objectives in 2016 of generating profitable, compliant growth, reducing fixed costs and strengthening our capital base. We were able to significantly reduce our operating cost base and increase our operating leverage, while investing in growth businesses and further improving our control framework. We attracted strong net new assets, delivered profitable growth across our Wealth Management businesses and significantly strengthened our capital position notably through disciplined capital allocation, directing capital towards activities we believe to offer the best return on capital and the best organic capital generation and through the targeted disposal of certain non-core assets and businesses. Importantly, in December 2016, we reached a settlement in principle, followed by a final settlement in January 2017, with the US Department of Justice (DOJ) regarding our legacy residential mortgage-backed securities (RMBS) business – a business conducted through 2007. We are pleased to have reached an amicable settlement in connection with this significant legacy issue, while also safeguarding the interests of our clients, employees and other stakeholders, allowing us to focus our efforts and resources on the future.
The first year of implementing our long-term strategy coincided with a period of considerable volatility in the financial markets, which was most pronounced in the first part of 2016, with a major decrease in oil prices, significant increases in credit spreads and a major drop in market activity levels. These conditions were further heightened by a number of significant political developments. Against this backdrop, we were able to significantly reduce our adjusted* operating cost base with CHF 1.9 billion1 of net cost savings during the year, exceeding our end-2016 target of CHF 1.4 billion and taking our adjusted* cost base from CHF 21.2 billion to CHF 19.4 billion measured at constant foreign exchange rates at the end of 2016, compared to our target of below CHF 19.8 billion. Importantly, we have lowered costs while continuing to invest for the future, with CHF 0.5 billion strengthening our client franchises and improving our control framework. These actions led to a significant increase in operating leverage for the bank going forward. At our Investor Day in December 2016, we raised our end-2018 net cost savings target from CHF 3.2 billion to over CHF 4.2 billion and we are on track to achieve our end-2018 target operating cost base of below CHF 17.0 billion. We also reaffirmed our 2018 profit targets across our Wealth Management businesses. Given the challenging market conditions, we adjusted down our pre-tax income targets relating to our markets and trading activities in Asia Pacific (APAC) and our Asset Management business in International Wealth Management (IWM). We believe the operating leverage we are creating will protect our profitability in periods of unsupportive market conditions, while providing significant upside for our shareholders when conditions improve – taking us closer to our strategic objective of being able to generate capital through the cycle.
Importantly, our regionally focused organization brings us closer to our clients and improves connectivity between our core businesses. In particular, our integrated approach to serving ultra-high-net-worth individual (UHNWI) and entrepreneur clients is proving effective and showing strong momentum. In 2016, the profitable growth achieved in our Core activities led to adjusted* pre-tax income of CHF 3,558 million, and we recorded an adjusted* pre-tax loss of CHF 2,943 million in the Strategic Resolution Unit (SRU). Across our Wealth Management businesses, we significantly strengthened our asset gathering capabilities, resulting in strong net new asset inflows of CHF 27.5 billion2– an increase of 53% compared to 2015. This growth was not achieved at the expense of profitability, as we were able to attract higher inflows and importantly at higher margins, as demonstrated by the increase in our adjusted* gross margin from 112 basis points3 to 114 basis points compared to 2015. These inflows reflect the strength, diversification and scale of our Wealth Management platform. At end-2016, assets under management in Wealth Management reached a record CHF 733 billion2, an increase of 8% year on year. This is, in part, the result of our balanced approach to growth between mature markets and emerging markets, where we achieved growth rates of 2% and 7%, respectively.
In our home market Switzerland, the Swiss Universal Bank (SUB) improved its profitability with adjusted* pre-tax income (excluding Swisscard3) of CHF 1,738 million, up 9% from 2015. This represents a good performance in the context of challenging market conditions and notably low or, in some cases, continued negative interest rates. We remain on track to achieve our end-2018 adjusted* pre-tax income target of CHF 2.3 billion.

Tidjane Thiam, Chief Executive Officer (left) and Urs Rohner, Chairman of the Board of Directors.

In SUB Wealth Management, mandates penetration was 30% in the fourth quarter of 2016, an increase of 4 percentage points compared to the same period of 2015, primarily driven by Credit Suisse Invest. In 2016, asset inflows were CHF 2.1 billion, offset by further outflows from our proactive actions to implement selected External Asset Manager (EAM) exits and regularization of CHF 3.8 billion. Assets under management remained solid at CHF 242.9 billion at end-2016. Our market-leading Corporate & Institutional Banking business delivered a strong performance for the full year and additionally, we retained our number one positions in terms of announced mergers & acquisitions (M&A) transactions4 and debt capital market deals5. Our pipeline of business is strong and includes our advisory role in Johnson & Johnson’s announced USD 30 billion acquisition of the Swiss biotech firm Actelion Pharmaceuticals Ltd.
Further, we reached a milestone with the successful launch of operations of our Swiss legal entity Credit Suisse (Schweiz) AG. This step enhances the Group’s resolvability, in accordance with regulatory requirements. We are on track with the preparatory work for a planned partial initial public offering (IPO) of Credit Suisse (Schweiz) AG in the second half of 2017, market conditions permitting6 and subject to the approval of the Board of Directors.
IWM delivered a strong performance in 2016 with 9% growth in adjusted* pre-tax income to CHF 1,109 million and an increase in revenues in a challenging market environment. Adjusted* total operating expenses remained stable compared to the previous year, reflecting IWM’s success in combining investments in growth with disciplined cost reductions. Overall, IWM generated an adjusted* return on regulatory capital7 of 23% for 2016.

In IWM Wealth Management, adjusted* net revenues increased by 3% to CHF 3,317 million in 2016, with higher net interest income. Assets under management increased 12% to CHF 323.2 billion, including strong net asset inflows of CHF 15.6 billion across emerging markets and Europe, representing an annual growth rate of 5%, or 7% before regularization outflows of CHF 5.7 billion, mainly in Latin America. The strong net asset inflows in 2016 highlight the success of our integrated approach to the coverage of strategic clients and of our balanced approach to mature and emerging markets, as we achieved positive net new assets in mature European markets as well as in Emerging Europe, the Middle East and Africa.
In IWM Asset Management, we achieved a significant rebound in profitability in 2016. A combination of successful product launches, improved performance, higher placement revenues and disciplined cost management resulted in a 54% increase in adjusted* pre-tax income to CHF 287 million in 2016 compared to 2015.
APAC significantly increased its profitability in Wealth Management and connected activities8 with pro-forma pre-tax income of CHF 513 million in 2016 compared to 2015 and a pro-forma return on regulatory capital7 of 23% in 2016. The resilience of our client-driven integrated model and the geographic diversification of our franchise allowed us to increase our profits and underwriting and advisory business market share in challenging markets9. Net new assets remained solid with inflows of CHF 13.6 billion during the year and we reached record average assets under management of CHF 166.9 billion in 2016. In the underwriting and advisory business, we ranked number one in terms of share of wallet in Asia Pacific ex-Japan among international banks.9 Equity sales and trading revenues decreased 30% in 2016 compared to 2015 as they were adversely impacted by lower client activity in Greater China. Fixed income sales and trading revenues remained resilient in 2016.
In March 2016, we announced the acceleration of our restructuring in Global Markets (GM) and continued to focus on increasing capital efficiency as well as reducing our risk profile by operating below USD 60 billion of risk-weighted assets (RWA) and USD 290 billion leverage exposure by end-2016. This rightsizing was substantially completed by end-2016, with GM reducing its RWA in US dollars by 20% compared to 2015. In spite of this deep restructuring effort, we remained profitable in 2016 with adjusted* pre-tax income of USD 284 million for 2016. The Credit franchise showed strong momentum, while our Cash Equities and Prime Services businesses in the Americas remained resilient, offset by continued muted client activity in Europe, Middle East and Africa (EMEA), while revenues in Solutions were impacted by low levels of volatility in equity derivatives. At the same time, we delivered a substantial reduction in adjusted* operating expenses of USD 682 million for 2016 compared to 2015. GM ended 2016 with an annualized10 adjusted* operating cost base of less than USD 5.2 billion11 compared to USD 6.0 billion at end-2015. We remain on track to realize our adjusted* target of less than USD 4.8 billion of costs and to generate an adjusted* return on regulatory capital7 of 10-15% by end-2018. Going forward, we believe GM is well positioned to further capitalize on the upside potential across the bank. While creating operating leverage, we have been able to maintain our strong client franchises, as demonstrated by top rankings including: number one in our asset finance franchise since 201312, number one in institutional loans and high yield franchise for 201613 and number one in US institutional loan underwriter13, as well as number two in global cash since 200714, one of the top three in global prime brokerage since 201215, and the number three issuer of US structured notes16.
Investment Banking & Capital markets (IBCM) delivered a strong performance in 2016. We improved our share of wallet across all key products and covered client segments9. Adjusted* pre-tax income of USD 297 million reflected both higher net revenues and lower adjusted* total operating expenses compared to 2015, driven by cost discipline and the self-funding of growth investments. In 2016, we were involved in several marquee transactions, with our teams advising on six of the ten largest M&A deals announced during the year17, including our role as a joint lead advisor to Bayer AG in its USD 66 billion acquisition of Monsanto Company and as an advisor to China National Chemical Corporation in its USD 43 billion acquisition of Syngenta International AG. In addition, we achieved global top 5 market positions in Leverage Finance9 and Equity Capital Markets (ECM)9 for 2016. We remain on track to reach our end-2018 adjusted* return on regulatory capital7 target of 15-20%.
The Strategic Resolution Unit (SRU) made significant progress in disposing of and derisking legacy positions, with a 39% reduction in RWA and a 39% reduction in leverage exposure compared to 2015. Adjusted* operating expenses in 2016 were reduced by USD 1,093 million or 41% compared to 2015. This progress in the SRU is central to the restructuring of the Group, as it helps to free up the capital resources to invest in SUB, APAC and IWM, where we expect to produce higher returns. We achieved this derisking at lower-than-expected exit costs. We believe that once we have addressed these legacy positions, the drag on the Group’s profitability should be reduced and our ability to generate capital should continue to improve.

As of December 31, 2016, after reaching the settlement with the DOJ our reported look-through CET1 ratio was 11.5%, up 130 basis points compared to our third quarter of 2015 look-through CET1 ratio of 10.2% reported at the announcement of our new strategy in October 2015. We also made progress in terms of the leverage ratio, with a look-through CET1 leverage ratio of 3.2%, up 40 basis points compared to our third quarter of 2015 look-through CET1 leverage ratio of 2.8% reported at the announcement of our new strategy in October 2015. Without taking into account the impact of the RMBS settlement with the DOJ, we would have achieved our highest ever look-through CET1 ratio of 12.4%18 and a look-through CET1 leverage ratio of 3.5%19.
For the full year 2016, Credit Suisse reported a net loss attributable to shareholders of CHF 2,710 million and a pre-tax loss of CHF 2,266 million. On an adjusted* basis, we reported pre-tax income of CHF 615 million for the year.
Throughout 2016, we have remained focused on further developing the core strengths of our organization while emphasizing our heritage as the Bank for Entrepreneurs. We believe we are well placed to continue to make progress in 2017 with a focus on capturing profitable, compliant growth opportunities across our franchises and geographies. We remain focused on executing our strategy with discipline and believe that we will create significant value for you, our shareholders, thanks to the continued dedication of our teams.
Thank you for your trust in Credit Suisse.
Best regards
Urs Rohner                     Tidjane Thiam
Chairman of the              Chief Executive Officer
Board of Directors
March 2017
* Adjusted results are non-GAAP financial measures. For a reconciliation of the adjusted results to the most directly comparable US GAAP measures, see “Reconciliation of adjusted results” tables in “Credit Suisse” in II – Operating and financial review.
1 2016 net cost savings represents the difference between 2015 “adjusted operating expenses at constant foreign exchange (FX) rates” of CHF 21.2 billion and 2016 “adjusted operating expenses at constant FX rates” of CHF 19.4 billion. “Adjusted operating expenses at constant FX rates” include adjustments as made in all our disclosures for restructuring expenses (CHF 355 million in 2015 and CHF 540 million in 2016), major litigation expenses (CHF 820 million in 2015 and CHF 2,707 million in 2016) and a goodwill impairment taken in the fourth quarter of 2015 of CHF 3,797 million as well as adjustments for FX (CHF (318) million in 2015 and CHF (293) million in 2016).
2 Relating to Wealth Management in SUB, IWM and APAC.
3 Adjusted to exclude Swisscard net revenues of CHF 148 million and operating expenses of CHF 123 million for 2015 in SUB Wealth Management.
4 Source: Thomson Securities, SDC Platinum, Credit Suisse.
5 Source: International Financial Review.
6 Scope of Credit Suisse (Schweiz) AG differs from SUB. Any such IPO would involve the sale of a minority stake and would be subject to, among other things, all necessary approvals and would be intended to generate / raise additional capital for Credit Suisse AG or Credit Suisse (Schweiz) AG.
7 Regulatory capital reflects the worst of 10% of RWA and 3.5% of leverage exposure. Return on regulatory capital is based on (adjusted) returns after tax assuming a tax rate of 30% for all periods and capital allocated based on the worst of 10% of average RWA and 3.5% of average leverage exposure. For GM and IBCM, return on regulatory capital is based on US dollars denominated numbers.
8 Includes contributions from APAC Wealth Management, APAC Underwriting and Advisory as well as Financing for activities with our UHNWI, Entrepreneurs and Corporate clients. Pro forma figures for Wealth Management and connected activities within APAC are based on preliminary estimates.
9 Source: Dealogic as of December 31, 2016.
10 Annualized numbers do not take account of variations in operating results, seasonality and other factors and may not be indicative of actual, full-year results.
11 The fourth quarter of 2016 annualized adjusted* cost base, which was below our previous estimate of USD 5.2 billion presented at Investor Day on December 7, 2016.
12 Source: Thomson Reuters.
13 Source: Dealogic as of September 30, 2016; includes Americas and EMEA.
14 Source: Third Party Competitive Analysis.
15 Source: Hedge Fund Intelligence / Absolute Return / EuroHedge; based on level of Hedge Fund AuM (Assets under Management) with Prime Broker.
16 Source: Bloomberg Brief Ranking, November 23, 2016.
17 Source: Dealogic M&A Analytics as of January 3, 2016.
18 The look-through CET1 ratio, without taking into account the impact of the final DOJ settlement relating to our legacy RMBS business, excludes a provision in the fourth quarter of 2016 of approximately USD 2 billion and an increase in the fourth quarter of 2016 in operational risk RWA of approximately CHF 0.7 billion.
19 The look-through CET1 leverage ratio, without taking into account the impact of the final DOJ settlement relating to our legacy RMBS business, excludes a provision in the fourth quarter of 2016 of approximately USD 2 billion.

Important Information
When we refer to wealth management focused divisions throughout this document, we mean APAC, IWM and SUB. References to “Wealth Management businesses” refer to the Private Banking businesses in the APAC, IWM and SUB divisions.
As of January 1, 2013, Basel III was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder (in each case, subject to certain phase-in periods). As of January 1, 2015, the Bank for International Settlements (BIS) leverage ratio framework, as issued by the Basel Committee on Banking Supervision (BCBS), was implemented in Switzerland by FINMA. Our related disclosures are in accordance with our interpretation of such requirements, including relevant assumptions. Changes in the interpretation of these requirements in Switzerland or in any of our assumptions or estimates could result in different numbers from those shown herein.
Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments.
Beginning in 2015, the Swiss leverage ratio is calculated as Swiss total capital, divided by period-end leverage exposure. The look-through BIS tier 1 leverage ratio and CET1 leverage ratio are calculated as look-through BIS tier 1 capital and CET1 capital, respectively, divided by end-period leverage exposure.
Mandates penetration means advisory and discretionary mandates in private banking businesses as a percentage of the related AuM, excluding those from the EAM business.
We may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions, changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives.
This document contains forward-looking statements that involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements. A number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2016 filed with the US Securities and Exchange Commission, and in other public filings and press releases. We do not intend to update these forward-looking statements except as may be required by applicable law.
Important information about the Swiss Universal Bank
The data presented in this document relating to the Swiss Universal Bank refers to the division of Credit Suisse Group as the same is currently managed within Credit Suisse Group.
The scope, revenues and expenses of the Swiss Universal Bank vary from the planned scope of Credit Suisse (Schweiz) AG and its subsidiaries, for which a partial IPO is planned, market conditions permitting. Any such IPO would involve the sale of a minority stake and would be subject to, among other things, all necessary approvals.
It is therefore not possible to make a like-for-like comparison of the Swiss Universal Bank as a division of Credit Suisse Group on the one hand and Credit Suisse (Schweiz) AG as a potential IPO vehicle on the other hand.
Selling restrictions
This document, and the information contained herein, is not an offer to sell or a solicitation of offers to purchase or subscribe for securities of Credit Suisse Group AG or Credit Suisse (Schweiz) AG in Switzerland, the United States or any other jurisdiction. This document is not a prospectus within the meaning of article 652a of the Swiss Code of Obligations, nor is it a listing prospectus as defined in the listing rules of the SIX Swiss Exchange AG or any other exchange or regulated trading facility in Switzerland or a prospectus or offering document under any other applicable laws.
Copies of this document may not be sent to jurisdictions, or distributed in or sent from jurisdictions, in which such documents are barred or prohibited by law. A decision to invest in securities of Credit Suisse Group AG or Credit Suisse (Schweiz) AG should be based exclusively on a written agreement with Credit Suisse Group AG or an offering and listing prospectus to be published by Credit Suisse Group AG or Credit Suisse (Schweiz) AG for such purpose. Any offer and sale of securities of Credit Suisse (Schweiz) AG will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered in the United States of America absent such registration or an exemption from registration. There will be no public offering of such securities in the United States of America.

Information on the company
Credit Suisse at a glance
Strategy
Divisions
Regulation and supervision
Risk factors

Credit Suisse at a glance
Credit Suisse
Our strategy builds on Credit Suisse’s core strengths: its position as a leading global wealth manager, its specialist investment banking capabilities and its strong presence in our home market of Switzerland. We seek to follow a balanced approach to wealth management, aiming to capitalize on both the large pool of wealth within mature markets as well as the significant growth in wealth in Asia Pacific and other emerging markets. Founded in 1856, we today have a global reach with operations in about 50 countries and 47,170 employees from over 150 different nations. Our broad footprint helps us to generate a geographically balanced stream of revenues and net new assets and allows us to capture growth opportunities around the world. We serve our clients through three regionally focused divisions: Swiss Universal Bank, International Wealth Management and Asia Pacific. These regional businesses are supported by two other divisions specializing in investment banking capabilities: Global Markets and Investment Banking & Capital Markets. The Strategic Resolution Unit consolidates the remaining portfolios from the former non-strategic units plus additional businesses and positions that do not fit with our strategic direction. Our business divisions cooperate closely to provide holistic financial solutions, including innovative products and specially tailored advice.
Swiss Universal Bank
The Swiss Universal Bank division offers comprehensive advice and a wide range of financial solutions to private, corporate and institutional clients primarily domiciled in our home market of Switzerland, which offers attractive growth opportunities and where we can build on a strong market position across our key businesses. Our private banking business has a leading franchise in our Swiss home market and serves ultra-high-net-worth individuals, high-net-worth individuals, affluent and retail clients. Our corporate and institutional banking business serves large corporate clients, small and medium-sized enterprises, institutional clients and financial institutions.
International Wealth Management
The International Wealth Management division offers comprehensive advisory services and tailored investment and financing solutions to wealthy private clients and external asset managers in Europe, the Middle East, Africa and Latin America, utilizing comprehensive access to the broad spectrum of Credit Suisse’s global resources and capabilities as well as a wide range of proprietary and third-party products and services. Our asset management business offers investment solutions and services globally to a broad range of clients, including pension funds, governments, foundations and endowments, corporations and individuals.
Asia Pacific
The Asia Pacific division offers integrated private banking and investment banking financial solutions to wealthy individuals, institutional investors and corporate clients in the Asia Pacific region, empowered with the tools of Credit Suisse’s global resources. The division is well positioned to capture market opportunities in Asia Pacific, which is experiencing rapid wealth creation and where the number of ultra-high-net-worth individuals is growing. We offer institutional investors access to broader financial markets and differentiated product offerings.
Global Markets
The Global Markets division offers a broad range of financial products and services to client-driven businesses and also supports Credit Suisse’s global wealth management businesses and their clients. Our suite of equities, solutions and credit products and services includes global securities sales, trading and execution, prime brokerage and comprehensive investment research. Our clients include financial institutions, corporations, governments, institutional investors, such as pension funds and hedge funds, and private individuals around the world.
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

Strategy
Credit Suisse STRATEGY
Our strategy is to be a leading wealth manager with strong investment banking capabilities.
We believe wealth management is one of the most attractive segments in banking, and global wealth is projected to continue to grow faster than GDP over the next several years. We seek to follow a balanced approach to wealth management, aiming to capitalize on both the large pool of wealth within mature markets as well as the significant growth in wealth in Asia Pacific and other emerging markets.
In wealth management, we expect that emerging markets will account for approximately 50% of the growth in global wealth in the coming years, with about 60% of that additional wealth expected to be created in Asia Pacific. We believe that positioning ourselves as the “Bank for Entrepreneurs” by leveraging our strengths in wealth management and investment banking will provide us with key competitive advantages to succeed in these markets as we provide clients with a range of services to protect and grow their wealth. We are scaling up our wealth management franchise in emerging markets by hiring high-quality relationship managers, expanding our lending exposure, and investing in our risk management and compliance capabilities.
Despite slower growth, mature markets are still expected to remain important and account for more than half of wealth distribution by 2020. We plan to capitalize on opportunities in markets such as Western Europe, with a focused approach to building scale given the highly competitive environment.
Switzerland, as our home market, provides compelling opportunities for Credit Suisse. Switzerland remains the country with the highest average wealth and has a highly developed and traditionally resilient economy. We provide a full range of services to private, corporate and institutional clients with a specific focus on becoming the “Bank for Entrepreneurs” and plan to further expand our strong position with Swiss private, corporate and institutional clients as well as take advantage of opportunities arising from consolidation. To further strengthen our Swiss business, we intend to pursue a partial initial public offering (IPO) of the legal entity Credit Suisse (Schweiz) AG by the end of 2017, market conditions permitting. Any such IPO would be subject to, among other things, all necessary approvals and would be intended to generate/raise additional capital for Credit Suisse AG or Credit Suisse (Schweiz) AG.
We have simplified our Global Markets business model, reducing complexity and cost while continuing to support our core institutional client franchises, offering differentiated products for wealth management clients and corporate clients and maintaining strong positions in our core franchises. We have right-sized our operations and reduced risk in a focused way by exiting or downsizing selected businesses consistent with our return on capital objectives and lower risk profile.
In our Investment Banking & Capital Markets division, we are rebalancing our activities towards advisory and equity underwriting and towards investment grade corporates while maintaining our leading leveraged finance franchise, which we believe will help us to strengthen our market position and generate higher-quality earnings. We will continue to leverage Investment Banking & Capital Markets’ global connectivity with our other divisions and its platform to drive opportunities for the Group.
The Strategic Resolution Unit oversees the effective wind-down of businesses and positions that do not fit our strategic direction in the most efficient manner possible. The Strategic Resolution Unit consolidates the remaining portfolios from our former non-strategic units plus additional activities and businesses from the investment banking and private banking businesses that are no longer considered strategic. We aim to reduce the Strategic Resolution Unit’s risk-weighted assets (excluding operational risk) and leverage exposure by approximately 80% by year-end 2019 compared to year-end 2015.
We intend to rigorously execute a disciplined approach to cost management across the Group to increase positive operating leverage by lowering our fixed cost base. We are targeting an adjusted operating cost base of less than CHF 17.0 billion by year-end 2018. The cost-reduction program is measured on constant foreign exchange rates and is based on expense run rate excluding major litigation expenses, restructuring costs and a goodwill impairment taken in the fourth quarter of 2015, but including other costs to achieve savings.
Organizational structure
Our organizational structure consists of three regionally focused divisions: Swiss Universal Bank, International Wealth Management and Asia Pacific. These regional businesses are supported by two other divisions specialized in investment banking capabilities: Global Markets and Investment Banking & Capital Markets. Our organization is designed to drive stronger client focus and provide better alignment with regulatory requirements. We believe that decentralization will increase the speed of decision making, accountability and cost competiveness across the Group.
Our operating businesses are supported by focused corporate functions at the Group Executive Board level, consisting of: Chief Financial Officer, Chief Operating Officer, Chief Risk Officer, Chief Compliance and Regulatory Affairs Officer, General Counsel and Human Resources, Communications & Branding.
Financial targets
At the Investor Day on December 7, 2016 and in connection with our fourth quarter earnings release, we communicated our financial targets for the Group and the divisions.

For the Group:
– reduce our operating cost base on an adjusted basis to below CHF 17.0 billion by year-end 2018;
– increase our net cost savings to more than CHF 4.2 billion by year-end 2018;
– maintain a look-through common equity tier 1 (CET1) ratio between 11-12% during the course of 2017, excluding the impact of the planned partial IPO of Credit Suisse (Schweiz) AG by the end of 2017;
– achieve a look-through CET1 leverage ratio of greater than 3.5% by year-end 2018; and
– plan to continue our existing policy of recommending a dividend of CHF 0.70 per share with a scrip alternative until we reach our look-through CET1 and leverage ratio targets and have greater clarity on potential regulatory changes.
For the divisions:
– achieve adjusted income before taxes for Asia Pacific of CHF 1.6 billion in 2018, of which we aim to achieve CHF 0.7 billion from Private Banking and wealth management connected activities;
– achieve adjusted income before taxes in International Wealth Management of CHF 1.8 billion in 2018;
– achieve adjusted income before taxes for the Swiss Universal Bank of CHF 2.3 billion in 2018;
– achieve adjusted return on regulatory capital for Global Markets of between 10-15% by year-end 2018;
– achieve adjusted return on regulatory capital for Investment Banking & Capital Markets of between 15-20% by year-end 2018; and
– reduce adjusted pre-tax loss for the Strategic Resolution Unit to approximately USD 1.4 billion by year-end 2018 and approximately USD 0.8 billion by year-end 2019 and reduce risk-weighted assets to USD 30 billion and leverage exposure to USD 40 billion by year-end 2019.
Evolution of legal entity structure
The execution of the program evolving the Group’s legal entity structure to support the realization of our strategic objectives, increase the resilience of the Group and meet developing and future regulatory requirements has continued to progress. Key developments include:
– Following regulatory approval from the Central Bank of Ireland in December 2015, Credit Suisse AG, Dublin Branch, was opened in the first quarter of 2016, making Ireland an important hub for our prime services business in Europe. The key parts of the prime services business operating out of this location include prime brokerage, prime financing and securities lending, all of which serve clients across global markets. The Dublin operation handles trading, capital and risk management for the business, while client coverage and relationship functions are allocated between London and Dublin staff according to client proximity and needs;
– On July 1, 2016, Credit Suisse Holdings (USA), Inc. was fully established as our Intermediate Holding Company (IHC) in the US, in line with regulatory requirements. The IHC successfully started operations with the requisite capital, liquidity, infrastructure, and governance, including its newly established board of directors;
– Credit Suisse registered a new Swiss legal entity under the name Credit Suisse (Schweiz) AG in 2015. This new legal entity is a wholly-owned subsidiary of Credit Suisse AG. The entity received its banking license as of October 14, 2016, and started its business operations as a standalone Swiss bank on November 20, 2016. It has assumed and services substantially all of the clients of Swiss Universal Bank, a division of Credit Suisse, and includes the majority of that division’s employees and the critical corporate functions of, and certain other corporate functions that exclusively serve, Credit Suisse (Schweiz) AG. Credit Suisse (Schweiz) AG was established to support the realization of the Group’s strategic objectives, further increase its resilience and meet developing and future regulatory requirements. As licensed Swiss banks, both Credit Suisse AG and Credit Suisse (Schweiz) AG are subject to the same rules and standards, including with respect to client protection, asset segregation and Swiss banking confidentiality. In line with our strategy, we are planning a partial IPO of Credit Suisse (Schweiz) AG by the end of 2017, market conditions permitting. Any such IPO would involve the sale of a minority stake and would be subject to, among other things, all necessary approvals and would be intended to generate/raise additional capital for Credit Suisse AG or Credit Suisse (Schweiz) AG;
– We have made significant progress this year in migrating the Asia Pacific fixed income businesses from the UK booking entity (Credit Suisse International) to Credit Suisse AG, Singapore Branch; and
– A significant milestone in ensuring operational continuity of critical support services was reached by registering our US service company, US Services Inc., in the third quarter of 2016, which successfully began operations on January 1, 2017. Swiss and UK service companies are planned to begin operations in 2017, followed by a Singapore service company in 2018.
– In February 2017, Credit Suisse (Schweiz) AG and Credit Suisse Asset Management International Holding Ltd (CSAM IHAG), with a participating interest of 49% and 51%, respectively, incorporated Credit Suisse Asset Management & Investor Services (Schweiz) Holding AG (CSAM Holding), a holding company domiciled in Switzerland. Credit Suisse AG transferred participating interests of 49% in four fund management companies and in Credit Suisse Asset Management (Schweiz) AG (CSAM Schweiz) to Credit Suisse (Schweiz) AG by way of an a-fonds-perdu contribution (i.e., without consideration). Subsequently, Credit Suisse (Schweiz) AG contributed these participating interests to CSAM Holding. The remaining 51% in these five entities were contributed to CSAM Holding through

CSAM IHAG. CSAM Schweiz was incorporated in February 2017 and received the Swiss-related asset management business from Credit Suisse AG through a transfer of assets in accordance with the Swiss Merger Act. All transfers of participations were made at the participations’ Swiss GAAP carrying value as recorded by the transferor.
– In order to align the corporate structure of Credit Suisse (Schweiz) AG with that of the Swiss Universal Bank division, the following equity stakes held by the Group will be transferred to Credit Suisse (Schweiz) AG: (i) 100% equity stake in Neue Aargauer Bank AG, (ii) 100% equity stake in BANK-now AG, and (iii) 50% equity stake in Swisscard AECS GmbH. The transfer of these equity stakes is currently expected to take place by way of an a-fonds-perdu contribution from the Group to Credit Suisse AG and immediately thereafter via a subsequent sale of these equity stakes from Credit Suisse AG to Credit Suisse (Schweiz) AG. The a-fonds-perdu contribution and the subsequent sale are expected to take place at the respective equity stakes’ aggregate Swiss GAAP carrying value as recorded by the Group. The transfer is expected to be completed by March 31, 2017.
The legal entity program has been prepared in discussion with the >>>Swiss Financial Market Supervisory Authority FINMA (FINMA), our primary regulator, and other regulators and addresses regulations in Switzerland, the US and the UK with respect to requirements for global recovery and resolution planning by systemically relevant banks, such as Credit Suisse, that will facilitate resolution of an institution in the event of a failure. The program has been approved by the Board of Directors of the Group, but it remains subject to final approval by FINMA and other regulators.
Products and services
Private banking offerings and wealth management solutions
We offer a wide range of private banking and wealth management solutions tailored for our clients in our Swiss Universal Bank, International Wealth Management and Asia Pacific divisions.
Structured advisory process
We apply a structured approach in our advisory process based on a thorough understanding of our clients’ needs, personal circumstances, product knowledge, investment objectives and a comprehensive analysis of their financial situation to define individual client risk profiles. On this basis, we define an individual investment strategy in collaboration with our clients. This strategy is implemented to help ensure adherence to portfolio quality standards and compliance with suitability and appropriateness standards for all investment instruments. Responsible for the implementation are either the portfolio managers or our relationship managers working together with their advisory clients. Our >>>ultra-high-net-worth individuals (UHNWI) relationship managers are supported by dedicated portfolio managers.
Client segment specific value propositions
We offer a wide range of wealth management solutions tailored to specific client segments. The distinct value proposition of our integrated bank remains a key strength in our client offerings. Close collaboration with our investment banking businesses enables us to offer customized and innovative solutions to our clients, especially in the UHNWI segment, and we have specialized teams offering bespoke and complex solutions predominantly for our sophisticated clients. In addition, we offer solutions for a range of private and corporate wealth management needs, which include succession planning, tax advisory and financial planning.
Comprehensive investment services
We offer a comprehensive range of investment advice and discretionary asset management services based on the outcome of our structured advisory process and the guidelines of the investment solutions & products group and the Credit Suisse Investment Committee. We base our advice and services on the analysis and recommendations of our research and investment strategy teams, which provide a wide range of investment expertise, including macroeconomic, equity, bond, commodity and foreign-exchange analysis, as well as research on the economy. Our investment advice covers a range of services, from portfolio consulting to advising on individual investments. We offer our clients portfolio and risk management solutions, including managed investment products. These are products actively managed and structured by our specialists or third parties, providing private investors with access to investment opportunities that otherwise would not be available to them. For clients with more complex requirements, we offer investment portfolio structuring and the implementation of individual strategies, including a wide range of structured products and alternative investments. Discretionary asset management services are available to clients who wish to delegate the responsibility for investment decisions to Credit Suisse. We are an industry leader in alternative investments and, in close collaboration with our asset management business and investment banking businesses, we offer innovative products with limited correlation to equities and bonds, such as hedge funds, private equity, commodities and real estate investments.
Multi-shore platform
With global operations comprising 13 international >>>booking centers in addition to our operations in Switzerland, we are able to offer our clients booking capabilities locally as well as through our international hubs. Our multi-shore offering is designed to serve clients who are focused on geographical risk diversification, have multiple domiciles, seek access to global execution services or are interested in a wider range of products than is available to them locally.
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
Asset management offerings
Our traditional investment products provide strategies and comprehensive management across equities, fixed income, and multi-asset products in both fund formation and customized solutions. Stressing investment principles, such as risk management and asset allocation, we take an active and disciplined approach to investing. Alongside our actively managed offerings, we have a suite of passively managed solutions, which provide clients access to a wide variety of investment options for different asset classes in a cost-effective manner.
We also offer institutional and individual clients a range of alternative investment products, including credit investments, hedge fund strategies, real estate and commodities. We are also able to offer access to various asset classes and markets through strategic alliances and key joint ventures with external managers.
In December 2016, we announced the transition of the systematic market-making group from equities in the Global Markets division and from equity sales and trading in the Asia Pacific division to the Asset Management business in the International Wealth Management division. International Wealth Management is an investor together with Asia Pacific, Global Markets and third-party investors through the launch of two quantitative funds that will encompass the performance of this business. Our systematic market-making group utilizes a range of liquidity-providing and market-making strategies in liquid markets.
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
Equities
– Cash equities provides a comprehensive suite of offerings, including: (i) research, analytics and other content-driven products and services, to meet the needs of clients including mutual funds, investment advisors, banks, pension funds, hedge funds, insurance companies and other global financial institutions; (ii) sales trading, responsible for managing the order flow between our clients and the marketplace and providing clients with trading ideas and capital commitments, identifying trends and delivering the most effective trade execution; (iii) trading, which executes client orders and makes markets in listed and >>>over-the-counter (OTC) cash securities, exchange-traded funds and programs, providing liquidity to the market through both capital commitments and risk management; and (iv) Credit Suisse’s >>>advanced execution services (AES), a sophisticated suite of algorithmic trading strategies, tools and analytics to facilitate global equity trading. By employing algorithms to execute client orders and limit volatility, AES helps institutions and hedge funds reduce market impact. AES is a recognized leader in its field and provides access to hundreds of trading destinations in over 40 countries and six continents.
– Prime services offers hedge funds and institutional clients execution, financing, clearing and reporting capabilities across various asset classes through prime brokerage, synthetic financing and listed and OTC derivatives. In addition, prime services is a leading provider of advisory services across capital services, risk and consulting for both start-ups and existing clients.
– Equity derivatives provides a full range of equity-related products, investment options and financing solutions, as well as sophisticated hedging and risk management expertise and comprehensive execution capabilities to financial institutions, hedge funds, asset managers and corporations. The convertibles team provides secondary trading and market making of convertible bonds as well as pricing and distribution of Credit Suisse-originated convertible issuances. Additionally, global fund linked products is a market leader in fund linked financing and derivatives products.
Fixed income
– Global credit products is a leading, client-focused credit franchise, providing value-added products and solutions to both issuer and investor clients. Our capital markets businesses are responsible for structuring, underwriting and syndicating a full range of products for our issuer clients, including investment grade and leveraged loans, investment grade and high yield bonds and unit transactions. We are also a leading provider of committed acquisition financing, including leveraged loan, bridge finance and mezzanine finance and CLO formation. In sales and trading, we are a leading market maker in private and public debt across the credit spectrum, including leveraged loans as well as high yield and investment grade cash. We are also a market maker in the credit derivatives market, including the CDX suite, liquid single-name CDS, sovereign credit default swaps, and credit default swaptions.
– Securitized products trades, securitizes, syndicates and underwrites various forms of securities, including >>>residential mortgage-backed securities (RMBS), asset-backed securities (ABS), and >>>commercial mortgage-backed securities (CMBS). CMBS, RMBS and ABS are based on underlying pools of assets, and include both CMBS and RMBS government- and agency-backed as well as private-label loans. Core to the securitized products franchise is its asset financing business, which focuses on providing asset and portfolio advisory services, and financing solutions to clients across asset classes. We are also an originator of commercial real estate loans and also own Select Portfolio Servicing, a residential mortgage servicing company.
– Global macro products includes capital-efficient rates trading and investor products. Our rates business offers market-making capabilities in the full spectrum of US cash and derivatives, European cleared swaps and select bilateral and structured solutions. Investor products provide clients market-making services in benchmark and proprietary custom indices across commodities, rates and foreign exchange products.
– Emerging markets primarily offers financing solutions and tailored investment products for Latin American, Central and Eastern European, Middle Eastern and African financial institutions and corporate and sovereign clients. In addition, the business also provides financing, credit solutions, and onshore Brazil trading.
Other
Other products and activities include lending and certain real estate investments. Lending includes senior bank debt in the form of syndicated loans and commitments to extend credit to investment grade and non-investment grade borrowers.
Research and HOLT
Our equity and fixed income businesses are enhanced by the research and HOLT functions. HOLT offers a framework for objectively assessing the performance of approximately 20,000 companies in over 60 countries, with interactive tools and consulting services that clients use to make informed investment decisions.
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
Our Private Banking business has a leading client franchise in Switzerland, serving approximately 1.6 million clients, including >>>UHNWI, >>>high-net-worth individual (HNWI), >>>affluent and retail clients. Our service offering is based on our structured advisory process, distinct client-segment-specific value propositions and coverage models as well as access to a broad range of comprehensive products and services. We also have a specialized consumer finance business branded BANK-now. In addition, we offer best-in-class service, platform and technology support to external asset managers in Switzerland. Our Swiss network includes 1,490 relationship managers in 170 branches, including 32 branches of the bank’s affiliate, Neue Aargauer Bank.
Our Corporate & Institutional Banking business offers expert advice and high-quality services to a wide range of clients, serving the needs of over 100,000 corporations and institutions, including large corporate clients, small and medium-size enterprises, institutional clients, financial institutions and commodity traders. This business also includes our Swiss investment banking business, serving corporate clients and financial institutions in connection with financing transactions in debt and equity capital markets and advising on M&A transactions. Our business includes 480 relationship managers who serve our clients out of 48 locations.
Key data – Swiss Universal Bank
	in / end of
	2016	2015	2014
Key data
Net revenues (CHF million)	5,759	5,721	5,912
Income before taxes (CHF million)	2,025	1,675	2,024
Assets under management (CHF billion)
– Private Banking	242.9	241.0	258.6
– Corporate & Institutional Banking	288.6	275.8	275.9
Number of employees	13,140	13,400	12,540
Business environment
The Swiss private banking and wealth management industry is very attractive and continues to have positive growth prospects. Switzerland has the highest millionaire density worldwide and is expected to continue to have the highest average wealth per adult. We are well-positioned in the Swiss market with strong market shares across client segments.
The corporate and institutional banking business continues to offer attractive opportunities, supported by the expected steady growth of the Swiss economy. In a continued low interest rate environment, key trends in equity capital markets in Switzerland are expected to include an increase in IPOs, acquisition-related financing and monetization of equity holdings. We believe that the environment in the Swiss M&A market should remain supportive through 2017. We are a leading provider of banking services to corporate and institutional clients in Switzerland, utilizing our market-leading investment banking capabilities in Switzerland for local execution while leveraging Investment Banking & Capital Markets’ international reach and Global Markets’ placing power.
Structurally, the industry continues to undergo significant change. Regulatory requirements for investment advisory services continue to increase, including in the areas of suitability and appropriateness of advice, client information and documentation. This is expected to drive further consolidation of smaller banks due to the higher critical size necessary to fulfill business and regulatory requirements. We believe that we are well-positioned to opportunistically take advantage of this potential market consolidation. We have made substantial progress in adapting to the changing regulatory environment and are continuing to dedicate significant resources to ensure our business is compliant with regulatory standards.
Business strategy
Switzerland, our home market, has always been and is expected to remain a key pillar of success for our bank and is core to our overall strategy. Within Swiss Universal Bank, we combine all the strengths and critical mass of our Swiss retail, wealth management, corporate, institutional and investment banking activities. The division is well-positioned to meet the needs of our clients, both individual and corporate, with a broad suite of customized products and services.
Credit Suisse is evolving the Group’s legal entity structure to support the realization of its strategic objectives, to further increase its resilience and to meet changing regulatory requirements related to the Swiss >>>‘Too Big To Fail’ regime. In this regard, Credit Suisse (Schweiz) AG successfully started its business operations as a standalone Swiss bank on November 20, 2016. The establishment of Credit Suisse (Schweiz) AG represents a major milestone towards the planned partial IPO of this entity by the end of 2017, market conditions permitting, underscoring its unique identity and value within Switzerland and within the Group. Any such IPO would involve the sale of a minority stake and would be subject to, among other things, all necessary approvals and would be intended to generate/raise additional capital for Credit Suisse AG or Credit Suisse (Schweiz) AG. The scope of Credit Suisse (Schweiz) AG differs in some respects from the Swiss Universal Bank division of the Group, in particular with regard to revenues and expenses.
We expect to advance our business by focusing on the following four key priorities:

Focus to simplify
The Swiss Universal Bank division continues to serve the entire spectrum of clients from retail to UHNWI and from small to large corporate and institutional clients as well as external asset managers. In December 2016, we announced that we would realign our organizational structure with regard to our client segments. Effective January 1, 2017, we began serving our clients through the following four dedicated business areas, in order to better serve our Swiss client base: Private & Wealth Management Clients and Premium Clients within the Private Clients business, and Corporate Clients and Institutional Clients within the Corporate & Institutional Clients business.
Empower to grow
Within Swiss Universal bank, we are focusing our growth efforts and resources towards the most attractive client segments and we have developed client-specific initiatives to realize profitable growth opportunities. We are leveraging digital capabilities and upgrading call centers to offer best-in-class banking services for retail clients. Furthermore, we intend to increase our advice intensity in our affluent client segment by reducing the number of clients per relationship manager by over 30%. We believe our biggest potential lies in the HNWI business, which is growing significantly and remains highly attractive. For HNWI we are increasing the number of relationship managers and further enhancing and promoting our mandates offering. In 2016, we increased our mandates penetration to 30%, driven by Credit Suisse Invest. Mandates penetration means advisory and discretionary mandates in private banking businesses as a percentage of the related assets under management, excluding those from the external asset manager business. The conversion rate of our clients to Credit Suisse Invest was significantly above our expectations. With Credit Suisse Invest, we offer investment solutions based on client needs and preferences for frequency and type of advice. It is also our ambition to be recognized as the “Bank for Entrepreneurs”. We are not only aiming to strengthen our businesses serving HNWI, but also those serving small and medium-sized enterprises (SME) and UHNWI, two client segments for which we have high growth ambitions. We strengthened our focus on being recognized as the “Bank for Entrepreneurs” by launching joint client coverage for private and corporate clients. In this context, we increased the number of Entrepreneurs & Executives relationship managers and now cover the Swiss market with 21 desks, including 19 joint locations with the SME business. In the HNWI and Entrepreneur & Executive businesses, we are seeking to increase the overall number of relationship managers serving this client base by 2018 and have already completed a number of hires. For the UHNWI business, we aim to further increase market shares by leveraging our private, corporate and investment banking capabilities for our clients and we will continue to invest in additional relationship managers. We will extend the range of innovative financing solutions for large Swiss corporates by intensifying the collaboration with our strong and established investment banking franchise. In the external asset managers business, we plan to strengthen our collaboration efforts in addition to taking advantage of opportunities presented by the ongoing consolidation of smaller banks, by supporting these banks in becoming external asset managers or providing them external asset manager solutions to address issues regarding increased regulatory requirements and pressure on gross margins.
Drive efficiency agenda
We have significantly increased end-to-end accountability over Swiss costs and investments by moving Swiss-specific or Swiss platform-related corporate functions to Swiss Universal Bank. We have initiated cost measures aimed at achieving an incremental CHF 200 million in net savings by 2018, measured at constant foreign exchange rates, in addition to the net savings already achieved in 2016. For example, we intend to centralize our product delivery activities to eliminate duplication of work across businesses. Moreover, we plan to rationalize management hierarchies while increasing the scope of control at local market levels to allow for more efficient priority-setting and faster decision-making in those markets. We also believe that efficiency can be strengthened by digital initiatives and increased automation. During 2016, various digital solutions for private, corporate and institutional clients as well as relationship managers were launched. Going forward, we plan to continue to invest in our digital applications to enhance self-service capabilities such as digital client self-onboarding, improve productivity of client-facing employees and automate front-to-back processes.
Invest in brand
As part of the commitment to our Swiss businesses, we also strive to strengthen our brand and reputation by investing in targeted marketing activities, deepening our community involvement and contributing to the sustained development of our home market as an employer, lender, sponsor and member of economic, social and cultural society.
Awards and market share momentum
Credit Suisse was highly placed in a number of key industry awards in 2016, including:
– Best Investment Bank in Switzerland – 2016 Awards for Excellence – Euromoney
– Best Trade Finance Bank in Switzerland – Global Finance
– Best Family Office Offering – Private Banker International
– Best Discretionary & Advisory Service Offering – Private Banker International
– Succession Planning Advice and Trusts Socially Responsible Investing / Social Impact Investing – Euromoney
– Best Foreign Exchange Provider in Switzerland – Global Finance
international wealth management
Business profile
In International Wealth Management, we cater to the needs of our private, corporate and institutional clients by providing expert advice and a broad range of financial solutions.
Our Private Banking business provides comprehensive advisory services and tailored investment and financing solutions to wealthy private clients and external asset managers in Europe,

the Middle East, Africa and Latin America. We serve our clients through 1,140 relationship managers in 36 locations in 25 countries, utilizing comprehensive access to the broad spectrum of Credit Suisse’s global resources and capabilities as well as a wide range of proprietary and third-party products and services.
Our Asset Management business offers investment solutions and services globally to a broad range of clients, including pension funds, governments, foundations and endowments, corporations and individuals, along with our private banking businesses. Our asset management capabilities span across a diversified range of asset classes, with a focus on traditional and alternative strategies.
Key data – International Wealth Management
	in / end of
	2016	2015	2014
Key data
Net revenues (CHF million)	4,698	4,552	4,942
Income before taxes (CHF million)	1,121	723	1,260
Assets under management (CHF billion)
– Private Banking	323.2	289.6	323.7
– Asset Management	321.6	321.3	305.2
Number of employees	10,300	9,750	9,210
Business environment
Despite a gradual tapering in the growth outlook, the private banking industry continues to benefit from attractive growth prospects in both mature and emerging markets covered by International Wealth Management. Private banking assets are expected to grow approximately 6% annually through 2021. Wealth creation is expected to continue to increase in Russia and Central & Eastern Europe by approximately 8% annually, in the Middle East by approximately 9% annually and in Latin America by approximately 7% annually, through 2021. This growth is expected to be fueled by an increase in population, entrepreneurial wealth creation and technological development. Although wealth is expected to grow at lower annual rates in developed economies, such as those in Europe, which are expected to grow by approximately 3% annually, these markets continue to be of crucial importance, holding around 20% of the world’s wealth.
The outlook for the asset management industry continues to be supportive, despite an increasingly competitive and challenging environment near-term. Industry-wide revenue pools and margins continue to face fee pressures, which has led to the anticipation of an increasing level of consolidation. In an environment of lower investment returns and macroeconomic concerns, investors continue to seek asset diversification and yield enhancement by increasingly exploring less liquid products, including a broader set of alternative asset classes. Additionally, investors are shifting away from active investment strategies as they continue to demand passively managed investments that consequently represent a growing share of the industry’s total assets under management.
The regulatory environment continued to evolve in 2016, with increased oversight and new initiatives. Over the past several years, the wealth management industry has been under significant structural pressure from regulatory changes and tax regularization, particularly in Europe. Profitability has come under pressure due to the current low interest rate environment, reduced fee-based margins, the need to upgrade information technology platforms, the cost of compliance to meet new regulatory demands and consumer protection rules and adjustments to product offerings in response to changes in client behaviors.
Business strategy
Our private banking and asset management businesses are among the industry’s leaders by size and reputation in our target markets and regions. International Wealth Management is expected to contribute significantly to Credit Suisse’s strategic and financial ambitions. The following three strategic priorities guide our decisions:
Deliver client value
To add further value to our clients’ portfolios we plan to increasingly leverage our investment strategy and research capabilities and deploy solutions and products that are tailored to our clients’ needs. Growing the Asset Management franchise through regionalized distribution teams and the offering of tailored investment solutions is a further cornerstone of our strategy. We also intend to address our clients’ sophisticated financing needs by broadening our lending services and leveraging additional resources.
Enhance client proximity
Our focus on enhancing client proximity is intended to capture market share, which we plan to facilitate by hiring predominantly experienced relationship managers, while actively steering relationship manager productivity. In addition, we are strengthening and adapting our footprint with technology investments in our key hubs and by establishing new advisory offices, while shifting smaller-scale locations towards a sustainable business model. We have established a strategic clients business, consisting of senior coverage officers, who are fully embedded in our client coverage organization and highly connected across the Group, in order to facilitate collaboration and improve the breadth and depth of solutions offered to our targeted strategic >>>UHNWI and entrepreneur clients.
Automate and increase client time
We aim to capture growth in the lower wealth band client segment by developing a digitally-enabled service model and providing focused coverage and a targeted offering on a multi-channel service platform. We are making significant organizational changes aimed at simplifying structures, accelerating decision-making and empowering local market management to steer their respective businesses and be held accountable for their results. We are also making important investments in the re-design of certain processes, technology and automation efforts aimed at shortening the time-to-market of products and solutions and reducing our relationship managers’ administrative tasks, so that they can spend more time with our clients. Finally, we continue to actively manage risk and focus on ensuring compliant business conduct.

Awards and market share momentum
Credit Suisse received a number of key industry awards in 2016, including:
– Best Private Bank in Qatar, Best Private Bank in Russia and Highly Commended Best Private Bank in the Middle East –  Global Private Banking Awards – PWM / The Banker
– Highly Commended: Outstanding Private Bank – Middle East – Private Banker International
– Best Family Office Offering, Best Next-Generation Offering and Outstanding Wealth Management Technology Initiative – Front End for the second consecutive year and the Most Innovative Digital Offering and Best Discretionary & Advisory Service Offering in 2016 – Private Banker International
– Best Private Bank in the Middle East, Bahrain, Egypt, Greece, Guernsey, Qatar, Russia and the United Arab Emirates – Euromoney
– Best Asset Management in Bahrain, Central & Eastern Europe, Israel, Japan and Russia – Euromoney
– Best Global Macro Fund of Hedge Fund (FoHF) and Best UCITS-compliant FoHF – Hedge Funds Review
ASIA PACIFIC
Business profile
Within the Asia Pacific division we offer a wide range of financial products and services, focusing on our >>>UHNWI, >>>HNWI, entrepreneur, corporate and institutional clients. We deliver integrated client coverage to provide connectivity and access to broad financial markets, differentiated product offerings, and tailored financing solutions.
Our Private Banking business combines its global reach through other divisions with a structured advisory process, offering a broad range of comprehensive and bespoke solutions and services that are tailored to our clients’ complex needs. We offer our clients digital private banking access and serve them through 640 relationship managers in 13 locations across seven countries.
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
Key data – Asia Pacific
	in / end of
	2016	2015	2014
Key data
Net revenues (CHF million)	3,597	3,839	3,335
Income before taxes (CHF million)	725	377	900
Assets under management (CHF billion)
– Private Banking	166.9	150.4	150.5
Number of employees	6,980	6,590	5,910
Business environment
Wealth management in Asia Pacific continues to offer positive growth prospects. Increased entrepreneurial activity and a faster pace of economic growth and innovation has fueled development, and wealth creation in Asian emerging markets is growing at a higher rate than more mature markets, with much of the new wealth in the region being driven by entrepreneurs.
Equity markets in Asia Pacific in 2016 were negatively impacted by concerns over growth, particularly in China, lower client activity and reduced market volatility, as well as uncertainty about the impact of the UK referendum on continued EU membership. Primary issuance levels were higher, there was an increase in outbound M&A in Asia Pacific and continued demand for financing.
Financial markets in Asia Pacific continue to undergo structural change. Industry initiatives, such as the Shanghai and Shenzhen Connect, are providing investor access to the China onshore market via the Hong Kong market and are expected to continue to drive investor flows. The inclusion of China’s equity markets into worldwide indices becomes more probable as such equity markets become increasingly liberalized. Our joint venture in China, Credit Suisse Founder Securities Limited (CSFS), formally launched its onshore securities brokerage business in China in November 2016. CSFS received approval to conduct securities brokerage activities in Qianhai from the China Securities Regulatory Commission last year, allowing it to expand its existing capital markets services, which already included sponsoring and underwriting A-shares, foreign investment shares, government and corporate bonds as well as the provision of financial advisory services.
Regulatory requirements for investment advisory services in Asia Pacific remain in focus, including in the areas of suitability and appropriateness of advice and anti-money laundering.
Business strategy
Through a leading franchise in Asia Pacific, we pursue a client-centric, capital-efficient business model, allocating resources to those parts of the business that are essential to increasing our activities with existing and new clients. Our strategy to be recognized as the “Entrepreneurs’ Bank of Asia Pacific” is rooted in multi-generational client relationships with some of the most significant business owners in the region. Our long-term view on ensuring consistency of coverage and business diversity supports our efforts to achieve revenue stability and attractive returns. Together with our capacity to withstand fluctuating market conditions, this has been critical to our ability to attract the right talent to our platform and to foster a partnership culture focused on achieving our long-term ambitions. Looking ahead, our strategic focus is on growing revenues and enhancing the delivery of our integrated model to deliver strong returns to our shareholders.
As such, we continue to focus our attention and resources on the following business areas and opportunities:
Focus on Ultra-High-Net-Worth activity
Asia Pacific has a highly dynamic client base. Our integrated platform, which spans industries and geographies, positions us to address the wealth and corporate needs of the growing base of UHNWIs and entrepreneurs in the region. In May 2016, we established a client relationship coverage team in Thailand through our securities entity Credit Suisse Securities (Thailand) Limited, offering access to a comprehensive international investment and wealth management platform in cooperation with our regional private banking hub in Singapore. We also successfully extended our digital private banking services in Hong Kong in June 2016 with the release of an enhanced “Private Banking Asia Pacific” application. The digital platform was created to provide a new multi-channel service delivery model combining a digital and direct client experience, which we believe will be an important business tool in the future. We have been recognized as a top private bank in Asia Pacific, and as a leader in advisory and capital markets activity. Our business platform connects wealthy individuals to attractive investment opportunities that originate from our investment banking & capital markets activities. Further, our financing group plays a key role in providing funding to our UHNWI, entrepreneur and corporate clients. This business benefits from our exposure to UHNWI clients, who generally are high-quality borrowers, meet strong collateral standards and are owners of large businesses. We expect to prudently build out quality structured finance solutions and equity-based strategic financing to our clients, while remaining mindful of market volatility. We expect favorable long-term trends in wealth creation and the opening up of financial markets to offer increased growth opportunities and accelerate our pace of client acquisition as well as allow us to become an increasingly important provider of capital and liquidity solutions to key clients.
Delivering client tailored solutions
We have a strong pan-Asian equities franchise with several highly ranked products and services and strong structured financing capabilities. Our competitiveness is supported by our ability to structure complex solutions and offer new products to our key clients. Continuous product innovation and a disciplined approach to risk and costs help to form a baseline of profitability through market cycles. We continue to see opportunities to deliver new investment products and services from our investment banking platform. For example, we deliver institutionalized services to the growing family office client segment from our prime brokerage platform.
Grow broad base profitability
Having a diversified business mix of clients, countries and product areas generally provides for a stable performance, especially in a region as dynamic as Asia Pacific, with its variety of economic characteristics. We plan to continue to invest and grow our existing business franchises where we have deep client relationships and strong, profitable market positions. We believe that there is opportunity to grow our recurring fee-income base across the region, leveraging our integrated, advisory-led model. As a number of our peers reassess their Asia Pacific strategy and footprint, and as competition remains fierce, we intend to continue to adjust our business model and approach for new market entry or business acquisition to drive incremental growth. We believe that it is important to have a targeted client and coverage strategy coupled with comprehensive client-centric capabilities to effectively compete in Asia Pacific.
Significant transactions
We executed a number of noteworthy transactions in 2016, reflecting the diversity of our franchise across countries, sectors and clients, including:
– In Southeast Asia, we advised Bank of Singapore (financial services) on the acquisition of Barclays PLC’s wealth and investment business in Singapore and Hong Kong, OSIM International Ltd. (consumer products) on its privatization, United Overseas Bank Ltd. (financial services) on their local currency bond and we advised Casino Group on the sale of its stake in Big C Supercenter PLC to TCC Group (retail).
– In China, we advised the Alibaba Group Holding Ltd. on its strategic investment in Lazada Group SA (e-commerce), Didi Chuxing (technology) on its private placement and on Meitu Inc.’s (technology) IPO.
– In Australia, we advised a consortium of investors, including the Future Fund, QueensIand Investment Corporation, Global Infrastructure Partners and Borealis Infrastructure, on their acquisition of a 50-year lease of the Port of Melbourne (infrastructure), Vocus Communications Ltd. (telecommunications) on its acquisition of Nextgen Networks and associated equity raising, and we advised Genesis Care Ltd. (healthcare) on the sale of a majority stake of its business to a consortium comprising China Resources Group and Macquarie Capital.
– Elsewhere, we advised on Samsung BioLogics Co. Ltd.’s (healthcare) IPO in Korea and on HDFC Bank Ltd.’s (financial services) bond in India.
Awards and market share momentum
We were highly placed in a number of key industry awards in 2016, including:
– Best Private Bank – Asia for 2016 for the second consecutive year – Asian Private Banker
– Best Equity House – Asia for 2016 – The Asset
– Best Family Office Offering, Best Next-Generation Offering and Outstanding Wealth Management Technology Initiative – Front End for the second consecutive year and the Most Innovative Digital Offering and Best Discretionary & Advisory Service Offering in 2016 – Private Banker International
– Best Provider of Asia Equity-linked Flow Structured Products for the second consecutive year – Asian Private Banker
– Best Equity Derivatives House – Asia for the third consecutive year – The Asset
– House of the Year for Asia ex-Japan – AsiaRisk
– Best Regional Technology, Media and Telecommunications Sector Advisor for 2016 – The Asset
– Ranked #1 in Overall Penetration in Asian Equity Research/Advisory, Asian Equity Sales and Corporate Access – 2016 Greenwich Asian Investors Survey

Global markets
Business profile
In 2016, Global Markets completed the restructuring which brings together our equities, credit and solutions businesses into one division to create a fully integrated franchise for our clients. Global Markets provides a broad range of financial products and services to client-driven businesses and also supports the Group’s private banking, Investment Banking & Capital Markets and Asia Pacific businesses and their clients. Our suite of equities, solutions and credit products and services includes global securities sales, trading and execution, prime brokerage and comprehensive investment research. Our clients include financial institutions, corporations, governments, institutional investors, such as pension funds and hedge funds, and private individuals around the world. We deliver our global markets capabilities through regional and local teams based in both major developed and emerging market centers. Our integrated business model enables us to gain a deeper understanding of our clients and deliver creative, high-value, customized solutions based on expertise from across Credit Suisse.
Key data – Global Markets
	in / end of
	2016	2015	2014
Key data
Net revenues (CHF million)	5,497	6,826	7,426
Income/(loss) before taxes (CHF million)	48	(1,931)	2,014
Number of employees	11,530	12,000	10,930
Business environment
In 2016, operating conditions were mixed across our businesses. In the first quarter, we experienced challenging credit market conditions due to high levels of market volatility, widening credit spreads, low client activity and a collapse in energy prices. Credit markets improved in the second quarter as operating conditions and energy prices recovered. In the second half of the year, our business was impacted by significant macroeconomic events, including the UK referendum on continued EU membership in June, which negatively impacted our equity derivatives and trading businesses particularly in the third quarter, and the US presidential election in November, which led to higher equity volumes and volatility. In addition, our leveraged finance and investment grade underwriting businesses improved throughout the year as volatility declined, credit yields tightened and cross-border activity increased as issuers capitalized on global pools of liquidity.
Business strategy
The Global Markets division consists of our equities, credit and solutions businesses in the Americas and EMEA. Equities includes cash equities, prime services and equity underwriting. Credit is comprised of our yield businesses, including global credit products, leveraged finance and investment grade underwriting, and securitized products. Solutions combines our structured lending and derivatives capabilities across equity derivatives, global macro products and emerging markets.
During the year, we successfully completed the restructuring of the Global Markets franchise, creating a more cost- and capital-efficient business with a reduced risk profile. We substantially reduced risk exposure through portfolio sales, strategic hedges and inventory reductions. We also significantly reduced capital usage compared to the prior year and at the end of the fourth quarter of 2016 were below our year-end 2016 targets of USD 60 billion in >>>risk-weighted assets and USD 290 billion in leverage exposure. Reducing our cost base to create operating leverage is a critical aspect of implementing our strategy. During the year, we reduced operating expenses significantly compared to 2015 as a result of our accelerated cost reductions including reducing headcount, eliminating duplication across functions and right-sizing our London footprint. As a result, we are on track to achieve our end-2018 ambition of USD 4.8 billion in costs, on an adjusted basis, earlier than proposed.
Looking ahead, the division is focused on three strategic ambitions: further increasing collaboration across Credit Suisse focusing on our International Wealth Management, Asia Pacific and Investment Banking & Capital Markets clients, increasing operating leverage and achieving an adjusted return on regulatory capital target of 10%-15% by year-end 2018. We are focused on growing revenues across equities and fixed income products by enhancing collaboration with our institutional, corporate and wealth management clients. Particularly for our wealth management clients, our vision is to enhance our product offerings into developed European and emerging markets. In addition, we will remain focused on defending our leading market positions across equities and fixed income products. With regard to costs, we will continue ongoing cost-saving initiatives, including increasing efficiencies from consolidating our solutions platform, reducing headcount and eliminating duplication across functions. We believe that the combination of increased revenues and greater cost controls have the potential to help us meet our adjusted return on regulatory capital target of between 10%-15% by year-end 2018.
investment banking & capital markets
Business profile
The Investment Banking & Capital Markets division offers a broad range of investment banking products and services which include advisory services related to M&A, divestitures, takeover defense strategies, business restructurings and spin-offs, as well as debt and equity underwriting of public offerings and private placements. We also offer derivative transactions related to these activities. Our clients include leading corporations, financial institutions, financial sponsors, >>>UHNWI and sovereign clients.
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

Key data – Investment Banking & Capital Markets
	in / end of
	2016	2015	2014
Key data
Net revenues (CHF million)	1,972	1,787	2,109
Income/(loss) before taxes (CHF million)	261	(314)	511
Number of employees	3,090	2,810	2,440
Business environment
2016 was a challenging year, with significant macroeconomic events including the UK referendum on continued EU membership and the US presidential election driving significant surges in market volatility. These events compounded concerns about slowing global growth, low interest rates and volatility in commodity prices, dampening investor and client risk appetite and negatively impacting debt and equity underwriting and M&A fee pools compared to 2015.
Despite the slowdown in M&A activity versus record levels in 2015, large deals were announced across many sectors as companies sought consolidation and strategic acquisitions, particularly in healthcare, energy, technology and industrials. Global industry-wide announced M&A activity decreased to USD 3,731 billion in 2016 after three consecutive years of growth. Credit Suisse advised on USD 541 billion of announced M&A transaction volume in 2016, down 24%, compared to a strong 2015.
Business strategy
Our strategy focuses on leveraging our global structuring and execution expertise to develop innovative financing and advisory solutions for our clients. Our divisional strategy is designed to generate sustainable, profitable growth and continue delivering returns in excess of our cost of capital. Our key strategic priorities include: achieving a balanced product mix, optimizing the client coverage model, driving revenue from the UHNWI segment and leveraging the global platform to meet our clients’ needs for cross-border expertise in developed and emerging markets.
A key element of our strategy is rebalancing our product mix to generate stronger results in M&A advisory and equity underwriting. We expect that refocusing our efforts on these products will not only allow us to better support our clients’ strategic goals, but will also contribute to a revenue mix that is more diversified and less volatile through the market cycle.
We continue to optimize our client strategy in order to deliver efficient and effective client coverage. Our strategic objective is to align, and selectively invest in, coverage and capital resources against the largest growth opportunities where our franchise is well-positioned. We hope to achieve this with targeted plans for investment grade corporates, non-investment grade corporates and financial sponsors. In addition, to support our clients looking for opportunities in developing economies, we have established an emerging markets team that will integrate this geographical coverage across all industries and products.
Lastly, as part of the effort to further differentiate and diversify our offerings, in 2015, we announced a new dedicated coverage group within Investment Banking & Capital Markets to cover UHNWI in the US. We believe this effort targets a meaningful untapped opportunity to cover UHNWI who are decision-makers over a significant portion of industry-wide investment banking fees each year. With this coverage group now established, our focus will be growing revenues generated by this new client segment.
Significant transactions
We executed a number of noteworthy transactions in 2016, reflecting the diversity of our franchise.
– In debt capital markets, we arranged key financings for a diverse set of clients including Dell Inc. (technology), Teva Pharmaceutical Industries Ltd. (healthcare), Reynolds Group Holdings Ltd. (packaging), Albertsons Companies, LLC (retail supermarkets), Western Digital Corp. (technology storage), Thomson Reuters Intellectual Property and Science (publishing and professional information), William Morris Endeavor Entertainment, LLC (entertainment), Liberty Global PLC (telecom) and Capital One Financial Corporation (financial services).
– In equity capital markets, we executed Kulczyk Investment SA’s partial sale of its investment in SABMiller PLC (food and beverage), a follow-on offering for Encana Corporation (oil and gas), an IPO for Extraction Oil and Gas, Inc. (exploration and production), a convertible bond and follow-on offering for Advanced Micro Devices, Inc. (semiconductors), a convertible preferred offering for NextEra Energy, Inc. (energy), a follow-on offering for Pioneer Natural Resources Company (exploration and production), a special purpose acquisition company IPO for CF Corporation (sponsors) and Hellman & Friedman LLC’s partial sale of its investment in Scout24 AG (e-commerce).
– In M&A, we advised on a number of transformational transactions announced throughout the year, including Bayer AG’s acquisition of Monsanto Company (chemicals and agriculture), China National Chemical Corporation’s acquisition of Syngenta AG (chemicals), Enbridge Inc.’s acquisition of Spectra Energy Corp. (energy), the merger of equals between National Bank of Abu Dhabi PJSC and First Gulf Bank PJSC (financial services), Analog Devices Inc.’s acquisition of Linear Technology Corporation (semiconductors), ASML Holding NV’s acquisition of Hermes Microvision Inc. (semiconductors), Range Resources Corporation’s acquisition of Memorial Resources Development Corp. (exploration and production), the merger of equals combining Colony Capital Inc. with Northstar Asset Management Group and NorthStar Realty Finance Corporation (real estate sponsors) and the merger of equals between Praxair, Inc. and Linde AG (chemicals).

strategic resolution unit
Business profile
The Strategic Resolution Unit was established to facilitate the effective and rapid wind-down of capital usage and reduce the drag on the Group pre-tax income results through the reduction of costs. The Strategic Resolution Unit includes remaining portfolios from former non-strategic units and transfers of additional exposures from the business divisions. Repositioned as a separate division, this provides clearer accountability, governance and reporting.
Key data – Strategic Resolution Unit
	in / end of
	2016	2015	2014
Key data
Net revenues (CHF million)	(1,271)	511	1,838
Loss before taxes (CHF million)	(5,759)	(2,652)	(3,107)
Number of employees	1,830	3,200	4,360
Composition
Our Strategic Resolution Unit contains specific wind-down activities and positions. For reporting purposes, the Strategic Resolution Unit is split into the following categories: restructuring of select onshore businesses which contains the onshore repositioning in select Western European countries and the US; legacy cross-border and small markets businesses which include the repositioning of cross-border businesses; restructuring of the former Asset Management division which includes portfolio divestitures and discontinued operations; legacy investment banking portfolios; and legacy funding costs relating to non-Basel III compliant debt instruments. In line with our accelerated strategy announced in March 2016, we made additional transfers including exiting distressed credit, European securitized products trading and long-term illiquid financing businesses, and certain other business reductions. The assets from these impacted businesses were transferred to the Strategic Resolution Unit. In addition, a portion of the corporate loan portfolio managed by the Global Markets and Investment Banking & Capital Markets divisions was also transferred.
Non-controlling interests without significant economic interest are reflected in the Strategic Resolution Unit and include revenues and expenses from the consolidation of certain private equity funds and other entities in which we have non-controlling interests without significant economic interest.
We aim to reduce the Strategic Resolution Unit’s risk-weighted assets (excluding operational risk) and leverage exposure by approximately 80% by year-end 2019 compared to year-end 2015.

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
Recent regulatory developments and proposals
Some of the most significant regulations proposed or enacted during 2016 and early 2017 are discussed below.
Global initiatives
Certain regulatory developments and standards are being coordinated on a global basis and implemented under local law, such as those discussed below.
Total Loss-Absorbing Capacity
On November 9, 2015, the Financial Stability Board (FSB) issued the final >>>total loss-absorbing capacity (TLAC) standard for global systemically important banks (G-SIBs), which will become effective on January 1, 2019, subject to a phase-in until January 1, 2022. In order for this new standard to become effective, it must be implemented under local law in relevant jurisdictions. The purpose of the standard is to enhance the ability of regulators to recapitalize a G-SIB at the point of non-viability in a manner that minimizes systemic disruption, preserves critical functions and limits the exposure of public sector funds. TLAC-eligible instruments will include instruments that count towards satisfying minimum regulatory capital requirements, as well as long-term unsecured debt instruments that have remaining maturities of no less than one year, are subordinated by statute, corporate structure or contract to certain excluded liabilities, including deposits, are held by unaffiliated third parties and meet certain other requirements. Excluding any applicable regulatory capital buffers that are otherwise required, the minimum TLAC requirement will be at least 16% of a G-SIB’s RWA as of January 1, 2019, and increase to at least 18% as of January 1, 2022. In addition, the minimum TLAC requirement must be at least 6% of the Basel III leverage ratio denominator as of January 1, 2019, and at least 6.75% as of January 1, 2022.
In the US, the Board of Governors of the Federal Reserve System adopted final rules on December 15, 2016 that implement in the US the FSB’s TLAC standard. The final rules require, among other things, the US intermediate holding companies (IHC) of non-US G-SIBs, such as Credit Suisse’s US IHC, to maintain minimum amounts of “internal” TLAC, which would include minimum levels of tier 1 capital and long-term debt satisfying certain eligibility criteria, and a related TLAC buffer commencing January 1, 2019. Credit Suisse’s US IHC would be required to issue all such TLAC instruments to a foreign parent entity (a non-US entity that controls the intermediate holding company) or another foreign affiliate that is wholly owned by its foreign parent. The final rules also impose limitations on the types of financial transactions that Credit Suisse’s US IHC can engage in.
In the UK, on November 8, 2016, the Bank of England published the final version of its statement of policy on its approach to establishing the requirement under the EU Bank Recovery and Resolution Directive (BRRD) for certain UK entities, including Credit Suisse International (CSI) and Credit Suisse Securities (Europe) Limited (CSSEL), to maintain a minimum requirement for own funds and eligible liabilities (MREL). Similar to the FSB’s TLAC standard, the MREL requirement obliges firms within the scope of the BRRD to maintain a minimum level of own funds and liabilities that can be bailed in. The statement of policy reflects both the TLAC standards and the requirements of the European Banking Authority’s (EBA) Regulatory Technical Standards on MREL. It does not set TLAC requirements in addition to MREL. Also on November 8, 2016, the Prudential Regulation Authority (PRA) published a policy statement containing the final version of its supervisory statement on MREL and its relationship to both capital and leverage ratio buffers. The PRA requires banks to comply with interim MREL requirements by January 1, 2020 and with all MREL requirements by January 1, 2022. In addition, the PRA has made it clear that firms should not meet their leverage ratio buffers, their combined buffer under the Capital Requirements Directive IV and Capital Requirements Regulation (CRD IV), or the additional PRA buffer by means of CET1 capital that is included within its calculation of MREL.

ISDA Resolution Stay Protocols
In Switzerland, the Swiss Federal Council introduced amendments to the Banking Ordinance that will require banks, including Credit Suisse, to include terms in their contracts (and in contracts entered into by their subsidiaries) that are not governed by Swiss law or that provide for jurisdiction outside of Switzerland that ensure that FINMA’s stay powers under the Swiss Federal Act on Banks and Savings Banks of November 8, 1934, as amended (Bank Law) would be enforceable with respect to such contracts. These requirements have been set forth in the Banking Ordinance since January 1, 2016. FINMA is responsible for determining the appropriate time for complying with this requirement as well as the contracts that are in scope. To this end, on March 16, 2017, FINMA issued a partial revision of the FINMA Banking Insolvency Ordinance (BIO-FINMA). The rule will only affect an exhaustive list of contracts whose continued existence is essential for a bank requiring restructuring. The listed contracts are customary in the financial market and include, in particular, contracts governing the purchase, sale, lending and repurchase of certain underlying securities. Contracts entered into by foreign group entities are only subject to the rule if, among other things, the respective financial contract is guaranteed or otherwise secured by a bank or securities dealer domiciled in Switzerland. Certain contracts, e.g. contracts with individuals as well as for the placement of financial instruments in the market, are excluded. The list of contracts is internationally harmonized and broadly in line with the definition of financial contracts in accordance with the BRRD. The revised provisions are set to enter into force on April 1, 2017, subject to an implementing period of 12 months for contracts with banks and securities dealers and 18 months for contracts with other counterparties.
In the UK, the PRA published final rules in November 2015 requiring UK entities, including CSI and CSSEL, to ensure that their counterparties under a broad range of financial arrangements are subject to the stays on early termination rights under the UK Banking Act of 2009 (UK Banking Act) that would be applicable upon their resolution. These rules took effect for UK entities from June 1, 2016 for contracts where the counterparty is a credit institution or an investment firm, and from January 1, 2017 in respect of contracts with all other counterparties.
In the United States, the Federal Reserve Board, the Office of the Comptroller of the Currency and the Federal Deposit Insurance Corporation (FDIC) each proposed similar rules in 2016. These proposed rules would require US G-SIBs and the US operations of non-US G-SIBs, such as the US operations of Credit Suisse, to modify their qualified financial contracts. These modifications would include obtaining the agreement of counterparties that (1) their qualified financial contracts are subject to the stays on early termination rights under the Orderly Liquidation Act and the Federal Deposit Insurance Act and (2) certain cross-default rights would be overridden if an affiliate of the G-SIB entered proceedings under the US Bankruptcy Code.
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
Supervision
The Federal Act on Financial Market Infrastructure and Market Conduct in Securities and Derivatives Trading (FMIA) and the Financial Market Infrastructure Ordinance (FMIO) came into effect on January 1, 2016. Financial market infrastructures and the operators of organized trading facilities were granted a transitional period of one year until January 1, 2017 to comply with various new duties, including those associated with the publication of pre- and post-trade transparency information and with high-frequency trading. Also, in order to align Swiss law with the revised timing of corresponding provisions of the Revised Markets in Financial Instruments Directive (MiFID II), which have been postponed by a year, the Swiss Federal Council extended the transitional periods under the FMIO for financial market infrastructures by a year until January 1, 2018.
On November 4, 2015, the Swiss Federal Council adopted the dispatch on, and drafts of, the Federal Financial Services Act (FFSA) and the Financial Institutions Act (FinIA) and submitted them to the Swiss Parliament. The FFSA and the FinIA passed the first chamber of the Swiss Parliament with certain amendments and, in January 2017, entered the second chamber. The FFSA will govern the prerequisites for offering financial instruments and providing financial services, including the provision of financial services to Swiss clients from abroad on a cross-border basis. Moreover, the draft FFSA contains uniform rules on prospectus requirements and introduces the requirement to prepare a basic information document for offerings of financial instruments other than shares and straight bonds to retail customers. The draft FinIA provides for a differentiated supervisory regime for financial institutions and introduces (indirect) prudential supervision of certain categories of asset managers that have previously not been subject to supervision.
On September 25, 2015, the Swiss Parliament adopted amendments to the anti-corruption laws related to public officials. The scope of offenses of granting or accepting an undue advantage will be expanded to include advantages that are granted to a third party related to public officials instead of only to public officials themselves. Additionally, the Swiss Parliament adopted amendments regarding bribery in the private sector which will become a statutory offense under the Swiss Criminal Code instead of being addressed only under unfair competition law. These revisions entered into effect on July 1, 2016.
On July 1, 2016, the Swiss federal act on the freezing and restitution of illicitly acquired assets of foreign politically exposed persons entered into force. This act reflects Switzerland’s current practice in this area.
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
Tax
Administrative assistance in tax matters
On January 1, 2017, the Convention on Mutual Administrative Assistance in Tax Matters, the revised Federal Act on International Administrative Assistance in Tax Matters and the revised Federal Ordinance on International Administrative Assistance in Tax Matters entered into force, which provide administrative assistance on double taxation and other international agreements of Switzerland. Under the revised legislation and double taxation treaties of Switzerland with other countries with an exchange of information clause, administrative assistance is provided in individual cases upon specific and justified requests and in group request cases based on a behavioral pattern based on information relating to tax periods after January 31, 2013. So-called “fishing expeditions” are not allowed. However, the Swiss Supreme Court decided on September 12, 2016 that a group request submitted to the Swiss Federal Tax Administration by the Dutch tax administration with respect to Dutch clients of a Swiss bank was in principle permissible despite the fact that the request did not contain the names of the clients and was without explicit legal basis for such group requests in the Swiss-Dutch double taxation treaty. In exceptional cases, the Swiss legislation permits exchange of information before the taxpayer concerned is informed. On June 10, 2016, the Swiss Federal Council submitted to the Swiss Parliament an amendment of the Federal Act on International Administrative Assistance in Tax Matters for adoption to also allow administrative assistance for requests based on stolen data, however, only if the stolen data has been obtained by regular administrative assistance or from public sources. The Swiss Parliament has yet to debate the proposed new law.
On January 27, 2016, Switzerland signed the Multilateral Competent Authority Agreement on the Exchange of Country-by-Country Reports. On November 23, 2016, the Swiss Federal Council submitted to the Swiss Parliament the request to adopt the agreement and the implementing Federal Act on the International Automatic Exchange of Country-by-Country Reports of Multinationals. It is expected that the agreement and the act will enter into effect before the end of 2017. If the agreement and the act become effective before the end of 2017, multinationals in Switzerland will have to prepare country-by-country reports the first time for the 2018 tax year, and Switzerland will begin to exchange reports the first time in 2020. Once the legislation is effective, multinationals in Switzerland will be permitted to exchange country-by-country reports on a voluntary basis for tax periods before 2018.
Automatic exchange of information in tax matters
On January 1, 2017, the Multilateral Competent Authority Agreement on the Automatic Exchange of Financial Account Information (MCAA) and the Agreement on the Automatic Exchange of Information in Tax Matters (AEOI Agreement) became effective with the European Union. The AEOI Agreement applies to all 28 member states of the EU and also Gibraltar. The AEOI Agreement replaces the repealed agreement of October 26, 2004 between the European Community and Switzerland, which together with the relevant Swiss legislation provided measures which were equivalent to those in the repealed EU Savings Directive. The AEOI Agreement also replaces the repealed bilateral agreements on final withholding taxes of Switzerland with the UK and Austria. These three repealed agreements continue to apply in respect of income and gains before January 1, 2017. In addition to the AEOI Agreement, Switzerland has concluded a number of bilateral agreements on the automatic exchange of information (AEOI) based on the MCAA, including with Argentina, Australia, Brazil, Canada, Chile, China, Colombia, Costa Rica, Greenland, Iceland, India, Indonesia, Israel, Japan, Lichtenstein, Malaysia, Mexico, New Zealand, Norway, Russia, Saudi Arabia, South Africa, South Korea, United Arab Emirates, Uruguay, and a number of other jurisdictions. The agreements became effective on January 1, 2017, or, subject to ratification, will become effective on January 1, 2018. Switzerland has announced the conclusion of other AEOI agreements with further countries.
Based on these agreements and the implementing Federal Act on the International Automatic Exchange of Information in Tax Matters and the implementing Ordinance on the International Automatic Information Exchange, both effective since January 1, 2017, Switzerland collects or will collect data in respect of financial assets and accounts in Switzerland held by or for the benefit of residents of a EU member state or a treaty state from 2017 or 2018, and will begin to exchange it from 2018 or 2019, depending on the effective date of the relevant agreement.
Withholding tax reforms
On January 1, 2017, the revised Withholding Tax Act entered into force. It extends the exemption of interest paid on contingent convertible bonds and write-down bonds of banks or group companies of finance groups which were approved by FINMA and issued between January 1, 2013 and December 31, 2016, to issuances between January 1, 2017 and December 31, 2021. It also exempts interest paid on TLAC-instruments approved by FINMA for purposes of meeting regulatory requirements which have been or will be issued between January 1, 2017 and December 31, 2021, or have been issued prior to January 1, 2017 where the foreign issuer thereof will be substituted for a Swiss issuer between January 1, 2017 and December 31, 2021.
Stamp tax reforms
On January 1, 2017, the revised Stamp Tax Act entered into force. The revision introduced an exemption from the 1% issuance stamp tax for equity securities in banks or group companies of a financial group issued in connection with the conversion of TLAC-instruments into equity, in addition to the exemption for equity securities in banks issued from conversion capital.
Corporate tax reforms
On February 12, 2017, the Swiss people rejected in a public vote the Corporate Tax Reform Act III (CTR III). The act proposed to introduce a patent box, a surplus research and development expense allowance, a notional interest deduction and step-up of basis and to abolish the cantonal tax privileges for holding companies, mixed companies and domicile companies. In connection with the tax reform, several cantons had announced they planned to cut their combined nominal corporate income tax rates to 11.5% and 12% subject to, and simultaneously with, the effectiveness of the reform. On February 22, 2017 the Swiss Federal Council announced that it had mandated the Swiss Federal Finance Department to define the key parameters of a new legislative proposal for reforming the corporate tax system with the objective of strengthening the international competitiveness of Switzerland and abolishing the aforementioned tax privileges. Switzerland is internationally expected to abolish such tax privileges by January 1, 2019. The new proposal will be subject to parliamentary debate and an optional referendum. It is therefore not certain whether the new legislation will enter into force by January 1, 2019.
On September 30, 2016, the Swiss Federal Council mandated the Swiss Federal Finance Department to prepare a proposal for amending the participation exemption regime for dividends of systemically relevant banks. The legislation requires systemically relevant banks to issue CoCos, write-off bonds and bail-in bonds through their top holding company with a respective interest allocation to the participation exemption for dividends. This interest allocation may under current law lead to materially higher corporate income taxes for systemically relevant banks, which is contrary to the goal of the “Too Big to Fail” regime which requires systemically relevant banks to build up capital.
Resolution regime
On January 1, 2016, the amendment to the Bank Law entered into effect. The amendment extends FINMA’s existing bank resolution powers to Swiss domiciled parent companies of financial groups and certain other unregulated Swiss-domiciled companies belonging to financial groups, and extends FINMA’s power to stay termination or termination rights, among others, linked to resolution measures to cover all contracts. The Bank Law is currently subject to further proposed amendments. These amendments were originally contained in the annex to the FinIA. However, it has been decided to separate this revision from the FinIA and to separately consult on the proposed changes beforehand. These amendments would introduce a new notification requirement prior to a Swiss bank’s acquisition of a qualified participation in a foreign entity and revise the bank resolution regime. The proposed revisions to the bank resolution regime include (i) eliminating the requirement for a bail-in to be a means of last resort to avoid insolvency, providing for subordination of TLAC instruments to senior bonds and other unsubordinated claims in restructuring proceedings (including any related bail-in), and (ii) an automatic suspension of voting rights of shares in a Swiss bank or bank holding company acquired in connection with the conversion of debt into shares as a result of a bail-in if those shares exceed 10% of such bank’s or bank holding company’s total voting rights, with such suspension continuing until FINMA has decided that such a participation is not to the detriment of the bank or bank holding company.
US
In July 2010, the US enacted the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act), which provides a broad framework for regulatory changes. Although rulemaking in respect of many of the provisions of the Dodd-Frank Act has already taken place, implementation will require further rulemaking by different regulators, including the US Department of the Treasury (US Treasury), the US Federal Reserve (Fed), the US Securities and Exchange Commission (SEC), the Office of the Comptroller of the Currency (OCC), the FDIC, the Commodity Futures Trading Commission (CFTC) and the Financial Stability Oversight Council (FSOC), and uncertainty remains about the details of implementation.
ERISA
On April 6, 2016, the US Department of Labor released final rules revising the definition of “fiduciary” for purposes of the US Employee Retirement Income Security Act of 1974, as amended (ERISA), and US Internal Revenue Code (IRC). The revised definition will impose heightened standards of conduct for banks, broker-dealers, and investment advisers when engaging with plans and accounts subject to ERISA and IRC and prohibit transactions viewed as conflicts of interest subject to narrow exceptions and exemptions. Currently, the rule will become applicable April 10, 2017; however, the US Department of Labor proposed delaying this date by 60 days to allow for further consideration of its impact. Upon implementation, the rule may require us to revise our policies and procedures and practices for dealing with such plans and accounts.
Supervision
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
The Fed has proposed rules designed to improve the resolvability of US headquartered G-SIBs and the US operations of non-US G-SIBs, such as our US operations. The proposed rules would require covered entities to include provisions in certain “qualified financial contracts” under which counterparties agree to be subject to the stays on early termination rights that would apply if the covered entity became subject to certain US special resolution regimes. This requirement is similar to requirements introduced in Germany, Switzerland and the United Kingdom to which we are already subject. The proposed rules would also require counterparties of covered entities to agree not to exercise certain early termination rights that arise based on an affiliate of the entity entering bankruptcy proceedings or other insolvency proceedings. It is expected that the International Swaps and Derivatives Association, Inc. (ISDA) will produce a US module to its ISDA Resolution Stay Jurisdictional Modular Protocol to facilitate compliance by the broader market with the Fed’s final requirements.
Derivative regulation
Security-based swap regulation
On April 13, 2016, the SEC adopted final internal and external business conduct rules for security-based swap (SBS) dealers and major SBS participants. In addition, on July 14, 2016, the SEC adopted final rules expanding its SBS reporting requirements (including the public dissemination of transaction information) to cover SBS between a non-US SBS dealer, such as CSI and CSSEL, and a non-US SBS counterparty that are arranged, negotiated or executed by US personnel acting on behalf of the non-US SBS dealer. Depending on the outcome of a comparability analysis by the SEC, CSI and CSSEL could potentially satisfy these rules through substituted compliance with EU or UK regulations.
If CSI and CSSEL cannot rely on substituted compliance, complying with these rules could deter non-US SBS counterparties from interacting with our US personnel. Mitigating this issue could require us to reorganize our front office functions accordingly, which could impede effective risk management and market making activities in SBSs based on US companies. In addition, these rules could cause us to incur significant additional cost in order to modify our compliance infrastructure and controls.
The SEC adopted a final implementation schedule which requires Credit Suisse to comply with these SBS rules upon or shortly after SBS dealer registration, which will not be required until after the SEC completes several other pending rulemakings relating to SBS dealer regulation. The timing for when the SEC will complete these rulemakings remains unclear.
Swap regulation
On September 28, 2016, the CFTC adopted rule amendments that will expand mandatory clearing requirements to include certain interest rate swaps and derivatives denominated in Australian, Canadian, Hong Kong, Mexican, Norwegian, Polish, Singapore, Swedish and Swiss currencies, which will take effect over the course of the end of 2016 through 2018. In addition, these swaps and derivatives may potentially become subject to mandatory exchange trading in the US. To the extent other jurisdictions have not adopted similarly broad clearing requirements and mandatory trading requirements, these rules could fragment interest rate swap liquidity, making it more expensive for Credit Suisse to trade in those markets.
On October 11, 2016, the CFTC proposed to expand the cross-border application of swap dealer and major swap participant registration to encompass the foreign consolidated subsidiaries of US companies, foreign counterparties of those foreign consolidated subsidiaries, and foreign counterparties of foreign branches of US swap dealers and guaranteed affiliates of US swap dealers. The proposal also would apply certain US antifraud requirements and communication standards to US personnel acting for non-US swap dealers. If adopted, the proposed expansion of swap dealer and major swap participant registration requirements may inhibit our ability to do business with the foreign operations of US multinational companies and trade in the inter-dealer market through our currently unregistered entities, including Credit Suisse AG, which could adversely affect our competitive position or require us to engage in costly restructuring activities. This rule proposal also would, if adopted, supersede the August 4, 2016 no-action letter noted below with regard to external business conduct standards, but the proposal did not address any of the other rules covered by the no-action letter.
On December 2, 2016, the CFTC proposed capital requirements for non-bank swap dealers and major swap participants, which would include CSSEL. Under the proposal, CSSEL could elect whether to satisfy capital requirements based on Fed rules implementing Basel capital requirements or SEC rules similar to the capital requirements currently applicable to US broker-dealers, but in each case CSSEL would be subject to an additional capital requirement based on 8% of the initial margin required for its derivatives positions. If the CFTC found EU capital requirements to be comparable, CSSEL could satisfy the CFTC’s requirements through “substituted compliance” with EU requirements. If the CFTC did not grant that comparability determination, however, CSSEL would face a significant competitive disadvantage relative to non-US competitors not subject to CFTC capital requirements due to the additional capital required under the CFTC’s rules as proposed and the burdens associated with satisfying duplicative capital regimes.
On December 5, 2016, the CFTC adopted final rules amending its approach to how commonly owned or controlled derivatives positions must be aggregated for position limit purposes. The CFTC also re-proposed rules that would establish aggregate position limits for certain physical commodity futures contracts and economically equivalent swaps and narrow the scope of existing hedging exemptions from position limits. If adopted as proposed, these position limit rules would require us to develop a costly compliance infrastructure and could reduce our ability to participate in the commodity derivatives markets, both directly and on behalf of our clients.
Margin requirements
On May 24, 2016, the CFTC adopted final rules addressing the cross-border application of margin requirements for uncleared swaps. These margin requirements will apply to CSSEL and other non-bank swap dealers registered with the CFTC. Consistent with margin requirements adopted by the US prudential regulators in October 2015 that apply to CSI, these CFTC rules incorporate limits on the eligibility of CSSEL to satisfy the CFTC’s margin requirements through “substituted compliance” with EU margin rules, especially when trading with US-headquartered dealers.
Although the US margin rules are generally consistent with margin rules adopted in the EU, differences in the scope of products and entities covered by the rules, and limits on the eligibility of CSI and CSSEL to satisfy US rules through “substituted compliance” with EU rules, could impair the ability of CSI and CSSEL to engage effectively in cross-border derivatives activities, especially in the inter-dealer market. Availability of substituted compliance (whether partially or in full) will depend on future comparability determinations by the CFTC and US banking regulators. These determinations may impose limits on the extent to which non-US swap dealers, including CSI and CSSEL, could rely on comparable EU rules in lieu of US rules. Pending adoption of such a determination, the CFTC issued a no-action letter on February 1, 2017 that effectively allows CSSEL to rely on substituted compliance when trading with certain non-US counterparties on a temporary basis until May 8, 2017. CSI does not benefit from similar relief at this time.
The US rules are following a phased implementation schedule, with (i) variation margin requirements coming into effect on September 1, 2016 for trading among the most significant market participants and March 1, 2017 for other covered entities, and (ii) initial margin requirements phasing in annually for different counterparties from September 1, 2016 until September 1, 2020, depending on the notional derivatives exposure of the counterparty and its affiliates during the preceding March, April and May and applying first to trading among the most significant market participants. As a result, these rules began to apply to CSI and CSSEL on September 1, 2016 for our trading with other large, globally active swap dealers, and then will phase-in over 2016-2020 for our trading with less active counterparties.
From March 1, 2017, CSI and CSSEL are required to comply with variation margin requirements with covered entities under the US rules, requiring execution of new margin agreements with all such covered entities in order to continue to trade. A substantial volume of new margin agreements are required to be executed and the negotiations are complex. In an effort to mitigate the magnitude of any disruptions, on February 13, 2017, the CFTC released no-action relief, and on February 23, 2017, the Fed released enforcement guidance, in each case providing limited relief to swap dealers with respect to inability to complete variation margin documentation by March 1, 2017, subject to various conditions.
CFTC no-action relief
On August 4, 2016, the CFTC issued a no-action letter that extends from September 30, 2016 until September 30, 2017 the expiration date for relief from a staff advisory stating that CFTC “transaction-level” requirements, such as mandatory clearing, mandatory exchange trading, real-time public reporting and external business conduct, apply to a swap between a non-US swap dealer, such as CSI or CSSEL, and another non-US person if the swap is arranged, negotiated or executed by US personnel or agents of the non-US swap dealer. On October 2, 2016, the CFTC issued a rule proposal that would, if adopted, supersede this no-action letter with regard to external business conduct standards, but the proposal did not address any of the other rules covered by the no-action letter.
On November 21, 2016, the CFTC issued a no-action letter that extends from December 1, 2016 until December 1, 2017 the expiration date for relief from a requirement that certain non-US swap dealers, including CSI and CSSEL, report information about their swaps with non-US counterparties to a US data repository.
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
Regulatory Focus on Cybersecurity
Federal and state regulators, including FINRA and the New York Department of Financial Services (“DFS”), have increasingly focused on cybersecurity risks and responses for regulated entities. For example, on March 1, 2017, the revised DFS cybersecurity regulation became effective. The regulation applies to any licensed person, including DFS-licensed branches of non-US banks, and requires each company to access its specific risk profile periodically and design a program that addresses its risks “in a robust fashion”, including addressing risks posed by third-party service providers, training and retention of specialized staff to address cybersecurity risks, maintaining systems designed to reconstruct material financial transactions and complying with security requirements for non-public information. Each covered entity must monitor its systems and networks and notify the superintendent of the DFS within 72 hours after it is determined that a material cybersecurity event has occurred. Senior management of the branch is required to file an annual certification confirming compliance with the DFS regulations beginning February 15, 2018. Similarly, FINRA has identified cybersecurity as a significant risk and will assess firms’ programs to mitigate those risks.
EU
The EU, the UK and other national European jurisdictions have also proposed and enacted a wide range of prudential, securities and governance regulations to address systemic risk and to further regulate financial institutions, products and markets. These proposals are at various stages of the EU pre-legislative, legislative and rule-making processes, and their final form and cumulative impact remain uncertain.
Supervision
On July 19, 2016, the European Securities and Markets Authority (ESMA) published its advice that there are no obstacles to extending the passporting regime under the Alternative Investment Fund Managers Directive (AIFMD) to jurisdictions such as Canada, Guernsey, Jersey, Japan and Switzerland, and noted relatively minor obstacles to the extension of the AIFMD passport to Hong Kong, Singapore and Australia. Such passporting regime allows authorized alternative investment fund managers to market alternative investment funds to professional investors throughout the EU. In relation to the US, ESMA noted that there remained a concern that to extend the AIFMD passport to the US would result in a disparity of treatment between EU and non-US Alternative Investment Fund Managers in relation to funds marketed to professional investors which do involve a public offering.
On June 30, 2016, the benchmarks regulation, which introduces new rules aimed at ensuring greater accuracy and integrity of benchmarks in financial instruments, entered into force. The regulation sets out various requirements which will govern the activities of benchmark administrators and submitters. The majority of the provisions of the benchmark regulation will apply from January 1, 2018. Certain restrictions and rules introduced by the benchmark regulation have applied to Credit Suisse in its capacity as a contributor to certain critical benchmarks from June 30, 2016. On July 1, 2016, the application date of MiFID II and the Markets in Financial Instruments Regulation (MiFIR) was postponed from January 3, 2017 to January 3, 2018. The European Commission has adopted a number of delegated and implementing acts, which supplement the requirements of MiFID II and MiFIR, and which either have been published in the EU Official Journal, or which will be published following non-objection by the European Parliament and European Council.
Derivative regulation
On December 21, 2015, the European Commission Delegated Regulation concerning the regulatory technical standards (RTS) on the clearing obligation for certain classes of >>>over-the-counter (OTC) interest rate derivatives under the European Market Infrastructure Regulation (EMIR) entered into force. The regulation governs certain interest rate swaps denominated in the G4 currencies (euro, British pound, US dollar, Japanese yen) such as basis swaps, fixed-to-float interest rate swaps, forward rate agreements and overnight index swaps. The phase-in application based on counterparty type classification began on June 21, 2016 for the largest in-scope market participants with their frontloading obligation coming into effect on February 21, 2016 in respect of contracts entered into or novated on or after that date.
On May 9, 2016, the European Commission Delegated Regulation supplementing EMIR with regard to RTS on the clearing obligation for certain OTC credit derivative contracts entered into force. The phase-in application dates for these clearing obligations began on February 9, 2017 for the largest market participants with the frontloading obligation coming into effect on October 9, 2016 for the two largest categories of market participants in respect of contracts entered into or novated on or after that date.
On August 9, 2016, the European Commission Delegated Regulation supplementing EMIR with regard to RTS on the clearing obligation for certain OTC interest rate derivatives denominated in Norwegian krone, Polish zloty and Swedish krone entered into force. The phase-in application for these clearing obligations began on February 9, 2017 for the largest market participants, with the frontloading obligations coming into effect on October 9, 2016 for the two largest categories of market participants in respect of contracts entered into or novated on or after that date.
On February 10, 2016, the European Commission published a statement setting out the agreed approach with the CFTC regarding the requirements for transatlantic central counterparties (CCPs). The agreement reached between the European Commission and the CFTC is intended to facilitate the EU CCPs’ ability to operate in the US, as well as the US CCPs’ ability to provide services to EU companies. The European Commission’s equivalence decision under EMIR with respect to CFTC requirements for US CCPs entered into force on April 5, 2016, paving the way for the recognition by the European Securities and Markets Authority (ESMA) of CFTC-registered US CCPs whose internal rules and procedures meet the conditions set out in the decision. On March 16, 2016, the CFTC adopted a substituted compliance framework for dually-registered EU CCPs, together with a comparability determination with respect to certain EU CCP requirements and a no-action letter providing limited relief from the application of CFTC requirements to certain aspects of a derivatives clearing organization/CCP’s non-US clearing activities, which became effective immediately upon the determination’s publication in the Federal Register on March 22, 2016.
On June 2, 2016, a MoU between ESMA and the CFTC became effective. The MoU establishes regulatory cooperation arrangements relating to CFTC-registered US CCPs that have applied to ESMA for recognition under Article 25 of EMIR. The MoU follows the adoption of the European Commission’s equivalence decision under EMIR with respect to CFTC requirements for US CCPs on March 15, 2016.
On July 23, 2016, the European Commission’s implementing decision on the equivalence of US designated contract markets came into force. The decision states that, for the purpose of Article 2(7) of EMIR, the CFTC designated boards of trade will be considered “equivalent” to EU regulated markets. Accordingly, any derivatives contract executed on a US designated contract market will not be considered an “OTC contract”, and so will not be subject to the EMIR central clearing requirements.
Following the entry into effect on December 4, 2015 of the European Commission’s equivalence decision regarding the regulatory regime of CCPs established in the Republic of Korea, ESMA published on March 22, 2016 a memorandum of understanding

(MoU) it has entered into with the South Korean Financial Services Commission and Financial Supervisory Service under EMIR. The MoU establishes co-operation arrangements regarding CCPs established and authorized in South Korea which have applied to ESMA for recognition under EMIR in order to provide clearing services to clearing members or trading venues established in the EU. The memorandum of understanding provides ESMA with tools to monitor those South Korean CCPs’ on-going compliance with the recognition conditions in EMIR.
On January 5, 2017, ten implementing decisions entered into force relating to the equivalence of the regulatory regimes of India, New Zealand, Brazil, Dubai International Financial Center, United Arab Emirates, Japan, Singapore, Japan, Australia and Canada for CCPs and trading venues under EMIR.
On January 4, 2017, the European Commission Delegated Regulation supplementing EMIR with regard to regulatory technical standards for risk mitigation techniques for OTC derivatives not cleared by a central counterparty entered into force. The Delegated Regulation imposes a requirement on financial counterparties and non-financial counterparties above the clearing threshold to collect initial margin and variation margin in respect of certain non-centrally cleared OTC derivative transactions. The requirements relating to initial margin and variation margin apply from February 4, 2017 in relation to the largest market participants. Other market participants will become subject to the requirements relating to initial margin through a series of annual phase-in dates, starting September 1, 2017. Requirements relating to variation margin apply for all financial and non-financial counterparties above the clearing threshold from March 1, 2017.
In order to comply with the new regime for variation margin, firms must make significant changes, including negotiating amendments to legal documentation and making appropriate operational arrangements to enable the exchange of variation margin. In common with the other firms, we have put in place plans to achieve full compliance for all in-scope transactions entered into from March 1, 2017. The Financial Conduct Authority (FCA) and other regulators have acknowledged the challenges in complying with the new regulatory technical standards and have announced that they will take a risk-based approach and use judgement as to the adequacy of firm’s progress.
Although the EU margin rules are generally consistent with rules of other jurisdictions, including the US, material differences remain, in particular in relation to entity and product scope. This could impair the ability of CSI and CSSEL to engage effectively in cross-border derivatives activities. The availability of substituted compliance or equivalence determinations in certain non-EU jurisdictions may help resolve the situation, but there remain many cases in which more than one regime applies and substituted compliance or equivalence is not yet available. A number of current substituted compliance or equivalence determinations in non-EU jurisdictions are provisional or temporary measures that could be reduced or eliminated in the future. There are no EU equivalence determinations to date, nor is it clear whether and when these will be issued.
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
Market abuse
On January 7, 2016, the European Commission implementing directive on reporting to competent authorities actual or potential infringements of the EU Market Abuse Regulation (MAR) entered into force and has applied in EU member states since July 3, 2016. MAR requires EU member states to ensure that competent authorities establish mechanisms to enable infringements of MAR to be reported to the authorities. Different communication channels will be implemented by the competent authorities and adequate protection will be provided to whistle-blowers against retaliation, discrimination or any other type of unfair treatment by their employers.
In the first quarter 2016, the European Commission published a number of delegated regulations supplementing MAR. The delegated regulations relate to buy-back programs and stabilization measures, establish rules on reporting orders and transactions that could constitute insider dealing or market manipulation and set out requirements on recommendations produced on an issuer or financial instrument. The delegated regulations also set out rules relating to indicators of market manipulation as well as rules on the circumstances under which trading during closed periods may be permitted and the types of managers’ transactions which may need to be notified.
Intermediate EU Parent Undertakings
On November 23, 2016, the European Commission adopted legislative proposals to amend CRD IV, the Capital Requirements Regulation (CRR) and the BRRD. These proposals include a requirement for non-EU groups that are Global Systemically Important Institutions, or which have entities in the EU with total assets of EUR 30 billion or more, to establish an intermediate parent undertaking in the EU. The requirement would apply where two or more firms established in the EU have the same parent undertaking, established outside the EU.
Tax
The European Commission has published a proposal for a common financial transaction tax (FTT) in Austria, Belgium, Estonia, France, Germany, Greece, Italy, Portugal, Slovakia, Slovenia and Spain (participating member states). However, Estonia has since stated that it will not participate. The European Commission’s proposal has a very broad scope and could, if approved in the proposed form, apply to a wide range of financial transactions, including certain transactions carried out by Credit Suisse entities. However, under the European Commission’s proposal, the FTT could apply in certain circumstances to persons both within and outside of the participating member states. Generally, the proposed tax would apply to certain financial transactions where at least one party is a financial institution, and at least one party is established in a participating member state. The FTT proposal remains subject to negotiation among the participating member states and the legality of the proposal is uncertain. It may therefore be altered prior to any implementation, the timing of which remains unclear. Additional EU member states may decide to participate and/or certain of the participating member states may decide to withdraw.
UK
Tax
In the Finance Act 2015, the UK introduced a restriction on the extent to which certain banking companies can use historic losses (meaning losses incurred prior to April 1, 2015) to offset profits for tax purposes. The proportion of a banking company’s annual taxable profit that could be offset by pre-April 2015 losses was initially set at 50% but, from April 1, 2016 onwards, was reduced from 50% to 25%. A wider set of reforms in relation to loss relief for all UK corporation tax payers will be introduced with effect from April 1, 2017, but the UK government has confirmed that pre-April 2015 banking losses will remain subject to the restrictions described above.
Following a consultation (and in response to the OECD’s Base Erosion and Profit Shifting project), the UK government will introduce rules with effect from April 1, 2017, imposing new restrictions on the tax deductibility of corporate interest expense. It was previously acknowledged by both the government and the OECD that the nature and treatment of interest expense in the businesses of banking and insurance groups distinguishes them from other taxpayers. However it has now been confirmed that banking and insurance groups will be subject to the new UK restrictions in the same way as groups in other industry sectors.
The restriction on loss relief and rules on interest deductibility may be relevant to certain Credit Suisse UK entities, or to Credit Suisse entities with UK branches.
Corporate governance
On March 31, 2016, the PRA issued a supervisory statement on corporate governance, focusing on board responsibilities. The supervisory statement addresses areas such as culture, risk appetite and risk management, board composition, the roles of executive and non-executive directors, board time and resources, succession planning, remuneration and subsidiary boards.
BREXIT
On June 23, 2016, voters in the UK voted to leave the EU in a non-binding referendum. On October 2, 2016, the UK prime minister announced that Article 50 of the Lisbon Treaty would be triggered before the end of March 2017 and that the Queen’s speech will include a Great Repeal Bill to repeal the European Communities Act 1972. On March 16, 2017, the European Union (Notification of Withdrawal) Bill was enacted and a notification under Article 50 is expected to be made on March 29, 2017. Following the formal notification by the UK of its decision to exit the EU, negotiations will commence on a withdrawal agreement (Withdrawal Agreement). This process may include the renegotiation, either during a transitional period or more permanently, of a number of regulatory and other arrangements between the EU and the UK that directly impact our business. Credit Suisse is working to address the implications of the consequences of these changes and to ensure operational continuity for our clients. Adverse changes to any of these arrangements, and even uncertainty over potential changes during any period of negotiation, could potentially impact our results in the UK or other markets we serve.
Regulatory framework
The principal regulatory structures that apply to our operations are discussed below.
Global initiatives
ISDA Resolution Stay Protocols
On November 12, 2015, the International Swaps and Derivatives Association, Inc. (ISDA) launched the ISDA 2015 Universal Resolution Stay Protocol (ISDA 2015 Universal Protocol) and Credit Suisse voluntarily adhered to the ISDA 2015 Universal Protocol at the time of its launch. By adhering to the ISDA 2015 Universal Protocol, parties agree to be bound by, or “opt in”, to certain existing and forthcoming special resolution regimes to ensure that cross-border derivatives and securities financing transactions are subject to statutory stays on cross-default and early termination rights in the event a bank counterparty enters into resolution, regardless of its governing law. These stays are intended to facilitate an orderly resolution of a troubled bank. Statutory resolution regimes have been implemented in several jurisdictions, including Switzerland, the US and the EU. These regimes provide resolution authorities with a broad set of tools and powers to resolve a troubled bank, including the ability to temporarily stay, and under certain circumstances permanently override, the termination rights of counterparties of a bank and its affiliates in the event the bank enters into resolution. The ISDA 2015 Universal Protocol introduces similar stays and overrides in the event that an affiliate of an adhering party becomes subject to proceedings under the US Bankruptcy Code, under which no such stays or overrides currently exist. However, these provisions are not effective until certain regulations are introduced in the US.
Although other large banking groups have also adhered to the ISDA 2015 Universal Protocol, it is anticipated that buy-side or end-user counterparties of Credit Suisse will not voluntarily give up early termination rights and will therefore not adhere to the ISDA 2015 Universal Protocol. In order to expand the scope of parties and transactions covered by the ISDA 2015 Universal Protocol or similar contractual arrangements, the G20 committed to introducing regulations requiring large banking groups to include ISDA 2015 Universal Protocol-like provisions in certain financial contracts when facing counterparties under foreign laws. Certain G20 member nations introduced such requirements in 2015 and 2016, and more are expected to do so in the coming years.
In Switzerland, the Swiss Federal Council introduced amendments to the Banking Ordinance that will require banks, including Credit Suisse, to include terms in their contracts (and in contracts entered into by their subsidiaries) that are not governed by Swiss law or that provide for jurisdiction outside of Switzerland that ensure that FINMA’s stay powers under the Swiss Federal Act on Banks and Savings Banks of November 8, 1934, as amended (Bank Law) would be enforceable with respect to such contracts. These requirements have been set forth in the Banking Ordinance since January 1, 2016. FINMA is responsible for determining the appropriate time for complying with this requirement in line with international standards.
In the UK, the PRA published final rules in November 2015 requiring UK entities, including CSI and CSSEL, to ensure that their counterparties under a broad range of financial arrangements are subject to the stays on early termination rights under the UK Banking Act that would be applicable upon their resolution. UK entities have been required to comply with these rules since June 2016.
ISDA has developed another protocol, the ISDA Resolution Stay Jurisdictional Modular Protocol (JMP Protocol) to facilitate market-wide compliance with these new requirements by both dealers, such as Credit Suisse, and their counterparties.
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
Our banks in Switzerland operate under banking licenses granted by FINMA pursuant to the Bank Law and the Banking Ordinance. In addition, certain of these banks hold securities dealer licenses granted by FINMA pursuant to the Swiss Federal Act on Stock Exchanges and Securities Trading (SESTA).
FINMA is the sole bank supervisory authority in Switzerland and is independent from the Swiss National Bank (SNB). Under the Bank Law, FINMA is responsible for the supervision of the Swiss banking system. The SNB is responsible for implementing the government’s monetary policy relating to banks and securities dealers and for ensuring the stability of the financial system. Under the >>>”Too Big to Fail” legislation, the SNB is also responsible for determining which banks in Switzerland are systemically relevant banks and which functions are systemically relevant in Switzerland. The SNB has identified the Group on a consolidated basis as a systemically relevant bank for the purposes of Swiss law.
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
Resolution regime
The Banking Insolvency Ordinance-FINMA (the Banking Insolvency Ordinance) governs resolution (i.e., restructuring or liquidation) procedures of Swiss banks and securities dealers, such as Credit Suisse AG and Credit Suisse (Schweiz) AG, and of Swiss-domiciled parent companies of financial groups, such as Credit Suisse Group AG, and certain other unregulated Swiss-domiciled companies belonging to financial groups. Instead of prescribing a particular resolution concept, the Banking Insolvency Ordinance provides FINMA with a significant amount of authority and discretion in the case of resolution, as well as various restructuring tools from which FINMA may choose.
FINMA may open resolution proceedings if there is an impending insolvency because there is justified concern that the relevant Swiss bank (or Swiss-domiciled parent companies of financial groups and certain other unregulated Swiss-domiciled companies belonging to financial groups) is over-indebted, has serious liquidity problems or no longer fulfills capital adequacy requirements. Resolution proceedings may only take the form of restructuring (rather than liquidation) proceedings if (i) the recovery of, or the continued provision of individual banking services by, the relevant bank appears likely and (ii) the creditors of the relevant bank are likely better off in restructuring proceedings than in liquidation proceedings. All realizable assets in the relevant entity’s possession will be subject to such proceedings, regardless of where they are located.
If FINMA were to open restructuring proceedings with respect to Credit Suisse AG, Credit Suisse (Schweiz) AG or since January 1, 2016 Credit Suisse Group AG, it would have discretion to take decisive actions, including (i) transferring the assets of the banks or Credit Suisse Group AG, as applicable, or a portion thereof, together with its debt and other liabilities, or a portion thereof, and contracts, to another entity, (ii) staying (for a maximum of two working days) the termination of, and the exercise of rights to terminate netting rights, rights to enforce or dispose of certain types of collateral or rights to transfer claims, liabilities or certain collateral, under contracts to which the banks or Credit Suisse Group AG, as applicable, is a party, (iii) converting the debt of the banks or Credit Suisse Group AG, as applicable, into equity (debt-to-equity swap), and/or (iv) partially or fully writing off the obligations of the banks or Credit Suisse Group AG, as applicable (>>>haircut).
Prior to any debt-to equity swap or haircut, outstanding equity capital and debt instruments issued by Credit Suisse AG, Credit Suisse (Schweiz) AG or Credit Suisse Group AG that are part of its regulatory capital (including outstanding high trigger capital instruments and low trigger capital instruments) must be converted or written-off (as applicable) and cancelled. Any debt-to-equity swap, (but not any haircut) would have to follow the hierarchy of claims to the extent such debt is not excluded from such conversion by the Banking Insolvency Ordinance. Contingent liabilities of Credit Suisse AG, Credit Suisse (Schweiz) AG or Credit Suisse Group AG such as guarantees could also be subjected to a debt-to-equity swap or a haircut, to the extent amounts are due and payable thereunder at any time during restructuring proceedings.
For systemically relevant institutions such as Credit Suisse AG, Credit Suisse (Schweiz) AG and Credit Suisse Group AG, creditors have no right to reject the restructuring plan approved by FINMA.
US
Banking regulation and supervision
Our banking operations are subject to extensive federal and state regulation and supervision in the US. Our direct US offices are composed of our New York Branch and representative offices in California. Each of these offices is licensed with, and subject to examination and regulation by, the state banking authority in the state in which it is located.
Our New York Branch is licensed by the New York Superintendent of Financial Services (Superintendent), examined by the Department of Financial Services, and subject to laws and regulations applicable to a foreign bank operating a New York branch. Under the New York Banking Law, our New York Branch must maintain eligible assets with banks in the state of New York. The amount of eligible assets required, which is expressed as a percentage of third-party liabilities, would increase if our New York Branch is no longer designated well rated by the Superintendent.
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
Under New York Banking Law and US federal banking laws, our New York Branch is generally subject to single borrower lending limits expressed as a percentage of the worldwide capital of the Bank. Under the Dodd-Frank Act, lending limits take into account credit exposure arising from derivative transactions, securities borrowing and lending transactions and >>>repurchase and reverse repurchase agreements with counterparties.
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
Credit Suisse is also subject to the so-called “Volcker Rule”, which limits the ability of banking entities to sponsor or invest in certain private equity or hedge funds, broadly defined, and to engage in certain types of proprietary trading for their own account. These restrictions are subject to certain exclusions and exemptions, including with respect to underwriting, market-making, risk-mitigating hedging and certain asset and fund management activities, and with respect to certain transactions and investments occurring solely outside of the US. The Volcker Rule requires banking entities to establish an extensive array of compliance policies, procedures and quantitative metrics reporting designed to ensure and monitor compliance with restrictions under the Volcker Rule. It also requires an annual attestation either by the CEO of the top-tier foreign banking organization or the senior management officer in the US as to the implementation of a compliance program reasonably designed to achieve compliance with the Volcker Rule. The Volcker Rule’s implementing regulations became effective in April 2014 and Credit Suisse was generally required to come into compliance with the Volcker Rule by July 2015, with the exception of “legacy” investments in, and bank relationships with, certain private funds, that were in place prior to December 31, 2013, for which the Fed has extended the compliance deadline to July 21, 2017. Credit Suisse implemented a Volcker Rule compliance program reasonably designed to satisfy the requirements of the Volcker Rule. The Volcker Rule’s implementing regulations are highly complex and may be subject to further regulatory interpretation and guidance, and its full impact will not be known with certainty for some time. In December 2016, the Fed issued guidance on how banking entities may seek an extension of the Volcker Rule conformance period for up to five additional years (i.e., until July 21, 2022) to hold legacy (pre-May 1, 2010) investments in illiquid funds that meet certain criteria. CS has applied for an extension for certain of its illiquid fund holdings.
Fed regulations implementing the Dodd-Frank Act required Credit Suisse to create a single US IHC to hold all of its US subsidiaries with limited exceptions by July 1, 2017. The IHC requirement does not apply to the New York Branch. The IHC is subject to US risk-based capital and leverage requirements that are largely consistent with the Basel III framework published by the BCBS, though they diverge in several important respects due to the requirements of the Dodd-Frank Act. The IHC will also be subject to additional requirements under the Fed’s final TLAC framework for IHCs, described above. In addition, both the IHC itself and the combined US operations of Credit Suisse (including the IHC and the New York Branch) are subject to other new prudential requirements, including with respect to liquidity risk management, separate liquidity buffers for each of the IHC and the New York Branch, and stress testing. Under proposals that remain under consideration, the IHC and the combined US operations of Credit Suisse may become subject to limits on credit exposures to any single counterparty, and the combined US operations of Credit Suisse may also become subject to an early remediation regime which could be triggered by risk-based capital, leverage, stress tests, liquidity, risk management and market indicators. The Fed has also indicated that it is considering future rulemakings that could apply the US rules implementing the Basel III LCR and >>>net stable funding ratio (NSFR) to the US operations of certain large foreign banking organizations.
> Refer to “Liquidity and funding management” in III – Treasury, Risk, Balance sheet and Off-balance sheet for further information on Basel III LCR and NSFR.
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
The Dodd-Frank Act requires issuers with listed securities to establish a claw-back policy to recoup erroneously awarded compensation in the event of an accounting restatement but no final rules have been adopted.
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
Our US broker-dealers are also subject to the SEC’s net capital rule, which requires broker-dealers to maintain a specified level of minimum net capital in relatively liquid form. Compliance with the net capital rule could limit operations that require intensive use of capital, such as underwriting and trading activities and the financing of customer account balances and also could restrict our ability to withdraw capital from our broker-dealers. Most of our US broker-dealers are also subject to the net capital requirements of FINRA and, in some cases, other self-regulatory organizations.
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
In addition, it is possible the SEC will finalize some of its rules implementing the derivatives provisions of the Dodd-Frank Act during 2017. However, the timing remains unclear. While the SEC’s proposals have largely paralleled many of the CFTC’s rules, significant differences between the final CFTC and SEC rules could materially increase the compliance costs associated with, and hinder the efficiency of, our equity and credit derivatives businesses with US persons. In particular, significant differences between the SEC rules regarding capital, margin and segregation requirements for OTC derivatives and related CFTC rules, as well as the cross-border application of SEC and CFTC rules, could have such effects.

FATCA
The Foreign Account Tax Compliance Act (FATCA) became law in the US on March 18, 2010. The legislation requires foreign financial institutions (FFIs) (such as Credit Suisse) to enter into an FFI agreement and agree to identify and provide the US Internal Revenue Service (IRS) with information on accounts held by US persons and certain US-owned foreign entities, or otherwise face 30% withholding tax on withholdable payments. In addition, FFIs that have entered into an FFI agreement will be required to withhold on such payments made to FFIs that have not entered into an FFI agreement, account holders who fail to provide sufficient information to classify an account as a US or non-US account, and US account holders who do not agree to the FFI reporting their account to the IRS. Switzerland and the US entered into a “Model 2” intergovernmental agreement to implement the reporting and withholding tax provisions of FATCA that became effective on June 2, 2014. FATCA requirements entered into force on July 1, 2014. The intergovernmental agreement enables FFIs in Switzerland to comply with FATCA while remaining in compliance with Swiss law. Under the agreement, US authorities may ask Swiss authorities for administrative assistance in connection with group requests where consent to provide information regarding potential US accounts is not provided to the FFI. The Swiss Federal Council announced on October 8, 2014 that it intends to negotiate a Model 1 intergovernmental agreement that would replace the existing agreement, and that would instead require FFIs in Switzerland to report US accounts to the Swiss authorities, with an AEOI between Swiss and US authorities. Complying with the required identification, withholding and reporting obligations requires significant investment in an FFI’s compliance and reporting framework. The new regime is not expected to come into force before 2018. We are continuing to follow developments regarding FATCA closely and are coordinating with all relevant authorities.
Resolution regime
The Dodd-Frank Act also established an “Orderly Liquidation Authority”, a regime for the orderly liquidation of systemically significant non-bank financial companies, which could potentially apply to certain of our US entities. The Secretary of the US Treasury may under certain circumstances appoint the FDIC as receiver for a failing financial company in order to prevent risks to US financial stability. The FDIC would then have the authority to charter a “bridge” company to which it can transfer assets and liabilities of the financial company, including swaps and other qualified financial contracts, in order to preserve the continuity of critical functions of the financial company. The FDIC has indicated that it prefers a single-point-of-entry strategy, although it retains the ability to resolve individual financial companies. On February 17, 2016, the FDIC and SEC proposed rules that would clarify the application of the Securities Investor Protection Act in a receivership for a systemically significant broker-dealer under the Dodd-Frank Act’s Orderly Liquidation Authority.
In addition, the Dodd-Frank Act and related rules promulgated by Fed and the FDIC require bank holding companies with total consolidated assets of USD 50 billion or more, such as us, and certain designated non-bank financial firms to submit annually to the Fed and the FDIC resolution plans describing the strategy for rapid and orderly resolution under the US Bankruptcy Code or other applicable insolvency regimes, though such plans may not rely on the Orderly Liquidation Authority. The Federal Reserve and FDIC delayed our deadline for submission of our next US resolution plans until July 2017. We have not yet received formal feedback on our 2015 US resolution plan, but based on public feedback given to US-headquartered G-SIBs, we expect to be asked to do additional work for our 2017 plan.
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
CRD IV came into force on January 1, 2014. The CRD IV package implemented in various EU countries, including the UK, the Basel III capital framework for banking groups operating in the EU. CRD IV wholly replaced the current Capital Requirements Directive, which implemented the Basel II capital framework. CRD IV creates a single prudential rule book for banks, introduces new corporate governance and certain new remuneration requirements, including a cap on variable remuneration, and enhances the powers of regulators.
The existing Markets in Financial Instruments Directive (MiFID I) establishes high-level organizational and business conduct standards that apply to all investment firms. These include standards for managing conflicts of interest, best execution, enhanced investor protection, including client classification, and the requirement to assess suitability and appropriateness in providing investment services to clients. MiFID I sets standards for regulated markets (i.e., exchanges) and multilateral trading facilities, and sets out pre-trade and post-trade price transparency requirements for equity trading. MiFID I also sets standards for the disclosure of fees and other payments received from or paid to third parties in relation to investment advice and services and regulates investment services relating to commodity derivatives. In relation to these and other EU-based investment services and activities, MiFID I introduced a “passport” for investment firms, enabling them to conduct cross-border activities and establish branches throughout the EU on the basis of authorization from their home state regulator. MiFID I entered into force on July 2, 2014 and has been significantly reformed by MiFID II and MiFIR. On July 1, 2016, the application date of MiFID II and MiFIR was postponed from January 3, 2017 to January 3, 2018. Such changes include the creation of a new category of trading venue, that is, the organized trading facility; measures to direct more trading onto regulated trading venues such as regulated markets, multilateral trading facilities and organized trading facilities; and an extension of pre- and post-trade transparency requirements to equity-like fixed income and derivative financial instruments. There will also be new safeguards introduced for high frequency and algorithmic trading activities, requiring the authorization of firms engaging in such trading activities and the proper supervision of high frequency and algorithmic traders. These safeguards are intended to guard against the possible market distortion that high frequency and algorithmic trading could bring about.
The Single Supervisory Mechanism Framework Regulation has entered into force and it empowers the European Central Bank (ECB) to act as a single supervisor for banks in the 17 eurozone countries and for certain non-eurozone countries which may choose to participate in the Single Supervisory Mechanism. The ECB assumed its prudential supervisory duties on November 4, 2014.
The Fourth EU Anti-Money Laundering Directive entered into force on June 25, 2015 and must be transposed by member states by June 26, 2017. The forthcoming regime introduces a series of reforms, including updated and refined requirements relating to the information that a financial institution must obtain and hold relating to the beneficial ownership of its customers. The information on beneficial ownership must also be held in a central register, accessible to firms conducting due diligence on their clients, member states’ national competent authorities, financial intelligence units, and other bodies which can demonstrate a “legitimate interest” in relation to money laundering and terrorist financing. The European Commission published a proposed Fifth Money Laundering Directive on July 5, 2016.
Resolution regime
The BRRD establishes a framework for the recovery and resolution of credit institutions and investment firms. The BRRD introduces requirements for recovery and resolution plans, sets out a new suite of bank resolution tools, including bail-in, and establishes country-specific bank resolution financing arrangements. In addition, resolution authorities are empowered to replace a bank’s senior management, transfer a bank’s rights, assets and liabilities to another person, take a bank into public ownership, and close out and terminate a bank’s financial contracts or derivatives contracts. Banks are required to produce recovery plans, describing proposed arrangements to permit it to restore its viability, while resolution authorities are empowered to produce resolution plans which describe how a bank may be resolved in an orderly manner, were it to fail.
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
The BRRD also requires banks to hold a certain amount of bail-inable loss-absorbing capacity at both individual and consolidated levels from 2016, although these requirements will be phased in with fully loaded requirements from 2019/20 onwards. This requirement is known as the MREL, and is conceptually similar to the TLAC framework. The deadline for transposing the directive into member states’ laws and regulations was December 31, 2014 and national authorities were obligated to apply the provisions of the BRRD (with the exception of the bail-in tool) by January 1, 2015. On November 23, 2016, the European Commission adopted legislative proposals relating to the implementation of the FSB TLAC standard, by introducing the harmonized minimum level of the TLAC standard. The proposals would amend the CRR, the BRRD and the Regulation for the single resolution mechanism. Their effect would be to integrate the TLAC standard with the EU’s existing MREL framework, and would amend the requirements of the BRRD which relate to the insolvency ranking of holders of debt instruments issued by EU banks.
The BRRD applies to all Credit Suisse EU entities, including branches of the Bank. The Single Resolution Mechanism Regulation, which came into force on August 19, 2014, established the Single Resolution Board as the resolution authority in charge of Banks in the eurozone. Since January 1, 2016, the Single Resolution Board has had full resolution powers, including bail-in.
UK
Banking regulation and supervision
The principal statutory regulators of financial services activity in the UK are the PRA, a part of the Bank of England, which is responsible for the micro-prudential regulation of banks and larger investment firms, and the FCA, which regulates markets, the conduct of business of all financial firms, and the prudential regulation of firms not regulated by the PRA. In addition, the Financial Policy Committee of the Bank of England was established as responsible for macro-prudential regulation. Under the Bank of England and Financial Services Act 2016, the functions of the PRA Board were transferred to a new committee of the Bank of England, the Prudential Regulation Committee, and the status of the PRA as a subsidiary of the Bank of England was ended on March 1, 2017.
As a member state of the EU, the UK is required to implement EU directives into national law. The regulatory regime for banks operating in the UK conforms to required EU standards including compliance with capital adequacy standards, customer protection requirements, conduct of business rules and anti-money laundering rules. These standards, requirements and rules are similarly implemented, under the same directives, throughout the other member states of the EU in which we operate. It is expected that the majority of the requirements of existing EU directives and regulations will be enacted into UK law, immediately following the exit of the UK from the EU.

CSI, Credit Suisse (UK) Limited and Credit Suisse AG, London Branch are authorized to take deposits. We also have a number of entities authorized to conduct investment business and asset management activities. In deciding whether to grant authorization, the PRA must first determine whether a firm satisfies the threshold conditions for authorization, which include suitability and the requirement for the firm to be fit and proper. In addition to regulation by the PRA, certain wholesale money markets activities are subject to the Non-Investment Products Code, a voluntary code of conduct published by the Bank of England which PRA-regulated firms are expected to follow when conducting wholesale money market business.
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
With effect from January 1, 2014, CRD IV replaced the previous CRD with new measures implementing Basel III and other requirements. Compliance with these requirements includes receiving approval by the PRA of certain models with respect to regulatory capital requirements of our UK subsidiaries.
The PRA has implemented the requirements of CRD IV and imposed a 1:1 cap on variable remuneration which can rise to 1:2 with explicit shareholder approval.
The UK Financial Services Act 2013 (Banking Reform Act), enacted in December 2013, provides for the creation of a “retail ring-fence” that will prohibit large retail deposit banks from carrying out a broad range of investment and other banking activities in the same entity. The Banking Reform Act has been implemented by secondary legislation. Banks are expected to be required to comply with the ring-fencing requirements by 2019. However, it is expected that our private banking businesses in the UK may benefit from the de minimis exemption from the retail ring-fence requirements which is anticipated to exclude certain banks that hold core deposits of below GBP 25 billion. The Banking Reform Act establishes a more stringent regulatory regime for senior managers and specified risk takers in a bank or PRA authorized investment firm; it also makes reckless misconduct in the management of a bank a criminal offense. These rules impact our UK entities, such as CSI and CSSEL.
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
Resolution regime
The UK legislation related to the recovery and resolution of credit institutions such as Credit Suisse consists of the special resolution regime (SRR), the PRA recovery and resolution framework and the FCA recovery and resolution requirements. The UK Banking Act and the related secondary legislation govern the application of the SRR, which grants the UK authorities powers to handle systemically important firms, such as banks, in case of highly likely failure. The UK resolution authority is the Bank of England which is empowered, among other things, to direct firms and their parent undertakings to address or remove barriers to resolvability, to enforce resolution actions and to carry out resolvability assessments of credit institutions. Separately, the PRA and the FCA have the power to require parent undertakings of firms subject to this regime to take actions such as the preparation and submission of group recovery plans or the facilitation of the use of resolution powers. With effect from January 1, 2015, changes have been made primarily to the UK Banking Act, the Financial Services and Markets Act 2000 (FSMA) and the Insolvency Act 1986 in order to reflect the BRRD requirements in relation to the recovery and resolution regime. Extensive changes were made to the SRR through the UK Banking Act to cover matters related to the special resolution objectives, the conditions for triggering the SRR, the asset separation tool, the government’s stabilization options and the write-down of capital instruments, as well as the implementation of the bail-in tool. Furthermore, as a result of the changes introduced by the BRRD, the Bank of England, the PRA and the FCA have been granted additional powers to manage the recovery and resolution process of the relevant credit institutions subject to this regime.
On November 13, 2015, the PRA set out final rules on contractual stays in financial contracts governed by third-country law. The purpose of the rules is to ensure that resolution action taken in relation to a relevant firm would not immediately lead to the early termination of those of its financial arrangements governed by third-country law, while similar financial arrangements governed by the laws of the UK or another EU jurisdiction are stayed. These rules apply to counterparties of UK firms, PRA-authorized banks, and to credit institutions and financial institutions that are subsidiaries of PRA-authorized banks. The rules came into effect on June 1, 2016.

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
Our liquidity could be impaired if we were unable to access the capital markets or sell our assets, and we expect our liquidity costs to increase
Our ability to borrow on a secured or unsecured basis and the cost of doing so can be affected by increases in interest rates or credit spreads, the availability of credit, regulatory requirements relating to liquidity or the market perceptions of risk relating to us, certain of our counterparties or the banking sector as a whole, including our perceived or actual creditworthiness. An inability to obtain financing in the unsecured long-term or short-term debt capital markets, or to access the secured lending markets, could have a substantial adverse effect on our liquidity. In challenging credit markets, our funding costs may increase or we may be unable to raise funds to support or expand our businesses, adversely affecting our results of operations. Following the financial crisis in 2008 and 2009, our costs of liquidity have been significant, and we expect to incur additional costs as a result of regulatory requirements for increased liquidity and the continued challenging economic environment in Europe, the US, Asia and elsewhere.
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
Changes in our ratings may adversely affect our business
Ratings are assigned by rating agencies. They may lower, indicate their intention to lower or withdraw their ratings at any time. The major rating agencies remain focused on the financial services industry, particularly on uncertainties as to whether firms that pose systemic risk would receive government or central bank support in a financial or credit crisis, and on such firms’ potential vulnerability to market sentiment and confidence, particularly during periods of severe economic stress. In January 2016, Moody’s Investors Service lowered its senior long-term debt ratings of Credit Suisse AG and Credit Suisse Group AG by one notch. Although Moody’s Investors Service upgraded the senior long-term debt ratings of Credit Suisse AG and Credit Suisse Group AG by one notch in December 2016, future downgrades by Moody’s Investors Service or any other rating agency of ratings assigned to Credit Suisse Group AG or Credit Suisse AG are possible. Any downgrades in our assigned ratings, including in particular our credit ratings, could increase our borrowing costs, limit our access to capital markets, increase our cost of capital and adversely affect the ability of our businesses to sell or market their products, engage in business transactions – particularly longer-term and >>>derivatives transactions – and retain our clients.
Market risk
We may incur significant losses on our trading and investment activities due to market fluctuations and volatility
Although we continued to strive to reduce our balance sheet and made significant progress in implementing our strategy in 2016, we continue to maintain large trading and investment positions and hedges in the debt, currency and equity markets, and in private equity, hedge funds, real estate and other assets. These positions could be adversely affected by volatility in financial and other markets, that is, the degree to which prices fluctuate over a particular period in a particular market, regardless of market levels. To the extent that we own assets, or have net long positions, in any of those markets, a downturn in those markets could result in losses from a decline in the value of our net long positions. Conversely, to the extent that we have sold assets that we do not own or have net short positions in any of those markets, an upturn in those markets could expose us to potentially significant losses as we attempt to cover our net short positions by acquiring assets in a rising market. Market fluctuations, downturns and volatility can adversely affect the >>>fair value of our positions and our results of operations. Adverse market or economic conditions or trends have caused, and in the future may cause, a significant decline in our net revenues and profitability.

Our businesses are subject to the risk of loss from adverse market conditions and unfavorable economic, monetary, political, legal and other developments in the countries we operate in around the world
As a global financial services company, our businesses are materially affected by conditions in the financial markets and economic conditions generally in Europe, the US, Asia and elsewhere around the world. The recovery from the economic crisis of 2008 and 2009 continues to be sluggish in several key developed markets. The European sovereign debt crisis as well as US debt levels and the federal budget process have not been permanently resolved. In addition, significantly higher market volatility, low commodity prices, and concerns about emerging markets, in particular slower economic growth in China, have recently affected financial markets. Our financial condition and results of operations could be materially adversely affected if these conditions do not improve, or if they stagnate or worsen. Further, various countries in which we operate or invest have experienced severe economic disruptions particular to that country or region, including extreme currency fluctuations, high inflation, or low or negative growth, among other negative conditions. Concerns about weaknesses in the economic and fiscal condition of certain European countries have continued, especially with regard to how such weaknesses might affect other economies as well as financial institutions (including us) which lent funds to or did business with or in those countries. For example, sanctions have been imposed on certain individuals and companies in Russia.
Continued concern about European economies, including the refugee crisis, and political uncertainty, including in relation to the UK’s withdrawal from the EU, could cause disruptions in market conditions in Europe and around the world. On June 23, 2016, the UK voted through a referendum in favor of leaving the EU. UK Prime Minister Theresa May confirmed that the government would initiate the two-year process of negotiations for withdrawal from the EU by March 2017, with an expected date of withdrawal in early 2019. The results of this negotiation and the macroeconomic impact of this decision are difficult to predict and are expected to remain uncertain for a prolonged period. Among the significant global implications of the referendum was the increased uncertainty concerning a potentially more persistent and widespread imposition by central banks of negative interest rate policies. We cannot accurately predict the impact of the UK leaving the EU on Credit Suisse and such impact may negatively affect our future results of operations and financial condition. The environment of political uncertainty in continental Europe may also affect our business. The increased popularity of nationalistic sentiments and the upcoming elections in France and Germany may result in significant shifts in national policy and a move away from European integration and the eurozone. Similar uncertainties exist regarding the impact and potential effects of the new US presidential administration.
Economic disruption in other countries, even in countries in which we do not currently conduct business or have operations, could adversely affect our businesses and results. Adverse market and economic conditions continue to create a challenging operating environment for financial services companies. In particular, the impact of interest and currency exchange rates, the risk of geopolitical events, fluctuations in commodity prices and concerns about European stagnation have affected financial markets and the economy. In recent years, the low interest rate environment has adversely affected our net interest income and the value of our trading and non-trading fixed income portfolios. Future changes in interest rates, including increasing interest rates or changes in the current negative short-term interest rates in our home market, could adversely affect our businesses and results. In addition, movements in equity markets have affected the value of our trading and non-trading equity portfolios, while the historical strength of the Swiss franc has adversely affected our revenues and net income. Further, diverging monetary policies among the major economies in which we operate, in particular among the Fed, ECB and SNB, may adversely affect our results.
Such adverse market or economic conditions may reduce the number and size of investment banking transactions in which we provide underwriting, mergers and acquisitions advice or other services and, therefore, may adversely affect our financial advisory and underwriting fees. Such conditions may adversely affect the types and volumes of securities trades that we execute for customers and may adversely affect the net revenues we receive from commissions and spreads. In addition, several of our businesses engage in transactions with, or trade in obligations of, governmental entities, including supranational, national, state, provincial, municipal and local authorities. These activities can expose us to enhanced sovereign, credit-related, operational and reputational risks, including the risks that a governmental entity may default on or restructure its obligations or may claim that actions taken by government officials were beyond the legal authority of those officials, which could adversely affect our financial condition and results of operations.
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
We may incur significant losses in the real estate sector
We finance and acquire principal positions in a number of real estate and real estate-related products, primarily for clients, and originate loans secured by commercial and residential properties. As of December 31, 2016, our real estate loans as reported to the SNB totaled approximately CHF 143 billion. We also securitize and trade in commercial and residential real estate and real estate-related whole loans, mortgages, and other real estate and commercial assets and products, including >>>CMBS and >>>RMBS. Our real estate-related businesses and risk exposures could be adversely affected by any downturn in real estate markets, other sectors and the economy as a whole. In particular, the risk of potential price corrections in the real estate market in certain areas of Switzerland could have a material adverse effect on our real estate-related businesses.
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
> Refer to “Credit risk” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk coverage and management and “Note 1 – Summary of significant accounting policies”, “Note 10 – Provision for credit losses” and “Note 19 – Loans, allowance for loan losses and credit quality” in V – Consolidated financial statements – Credit Suisse Group for information on provisions for loan losses and related risk mitigation.
Under certain circumstances, we may assume long-term credit risk, extend credit against illiquid collateral and price derivative instruments aggressively based on the credit risks that we take. As a result of these risks, our capital and liquidity requirements may continue to increase.
Defaults by one or more large financial institutions could adversely affect financial markets generally and us specifically
Concerns or even rumors about or a default by one institution could lead to significant liquidity problems, losses or defaults by other institutions because the commercial soundness of many financial institutions may be closely related as a result of credit, trading, clearing or other relationships between institutions. This risk is sometimes referred to as systemic risk. Concerns about defaults by and failures of many financial institutions, particularly those with significant exposure to the eurozone, continued in 2016 and could continue to lead to losses or defaults by financial institutions and financial intermediaries with which we interact on a daily basis, such as clearing agencies, clearing houses, banks, securities firms and exchanges. Our credit risk exposure will also increase if the collateral we hold cannot be realized or can only be liquidated at prices insufficient to cover the full amount of exposure.
The information that we use to manage our credit risk may be inaccurate or incomplete
Although we regularly review our credit exposure to specific clients and counterparties and to specific industries, countries and regions that we believe may present credit concerns, default risk may arise from events or circumstances that are difficult to foresee or detect, such as fraud. We may also lack correct and complete information with respect to the credit or trading risks of a counterparty or risk associated with specific industries, countries and regions or misinterpret such information that is received or otherwise incorrectly assess a given risk situation. Additionally, there can be no assurance that measures instituted to manage such risk will be effective in all instances.
Risks relating to our strategy
We may not achieve all of the expected benefits of our strategic initiatives
In October 2015, we announced a comprehensive new strategic direction, structure and organization of the Group, which we updated in 2016. Our ability to implement our strategic direction, structure and organization is based on a number of key assumptions regarding the future economic environment, the economic growth of certain geographic regions, the regulatory landscape, our ability to meet certain ambitions, goals and targets, anticipated interest rates and central bank action, among other things. If any of these assumptions (including but not limited to our ability to meet certain ambitions, goals and targets) prove inaccurate in whole or in part, our ability to achieve some or all of the expected benefits of this strategy could be limited, including our ability to meet our stated financial objectives, keep related restructuring charges within the limits currently expected and retain key employees. Factors beyond our control, including but not limited to the market and economic conditions, changes in laws, rules or regulations, execution risk related to the implementation of our strategy and other challenges and risk factors discussed in this report, could limit our ability to achieve some or all of the expected benefits of this strategy. The breadth of the changes that we announced increases the execution risk of our strategy as we continue to work to change the strategic direction of the Group. If we are unable to implement this strategy successfully in whole or in part or should the components of the strategy that are implemented fail to produce the expected benefits, our financial results and our share price may be materially and adversely affected.
> Refer to “Strategy” for further information on our strategic direction.
Additionally, part of our strategy involves a change in focus within certain areas of our business, which may have unanticipated negative effects in other areas of the business and may result in an adverse effect on our business as a whole.
The implementation of our strategy may increase our exposure to certain risks, including but not limited to, credit risks, market risks, operational risks and regulatory risks. We also seek to achieve certain cost savings, which may or may not be successful. We have announced our intention, market conditions permitting, to conduct an initial public offering by the end of 2017 of a minority stake of Credit Suisse (Schweiz) AG, which is an indirect subsidiary of Credit Suisse Group AG that started its business operations as an independent Swiss bank in November 2016. Any such initial public offering would be subject to, among other things, all necessary approvals and would be intended to generate additional capital for Credit Suisse AG or Credit Suisse (Schweiz) AG. There is no guarantee that we will be able to conduct such an initial public offering by such time, in such form or at all. Finally, changes to the organizational structure of our business, as well as changes in personnel and management, may lead to temporary instability of our operations.
In addition, acquisitions and other similar transactions we undertake as part of our strategy subject us to certain risks. Even though we review the records of companies we plan to acquire, it is generally not feasible for us to review all such records in detail. Even an in-depth review of records may not reveal existing or potential problems or permit us to become familiar enough with a business to assess fully its capabilities and deficiencies. As a result, we may assume unanticipated liabilities (including legal and compliance issues), or an acquired business may not perform as well as expected. We also face the risk that we will not be able to integrate acquisitions into our existing operations effectively as a result of, among other things, differing procedures, business practices and technology systems, as well as difficulties in adapting an acquired company into our organizational structure. We face the risk that the returns on acquisitions will not support the expenditures or indebtedness incurred to acquire such businesses or the capital expenditures needed to develop such businesses. We also face the risk that unsuccessful acquisitions will ultimately result in our having to write down or write off any goodwill associated with such transactions. For example, our results for the fourth quarter of 2015 included a goodwill impairment charge of CHF 3,797 million, the most significant component of which arose from the acquisition of Donaldson, Lufkin & Jenrette Inc. in 2000. We continue to have a significant amount of goodwill relating to this and other transactions recorded on our balance sheet that could result in additional goodwill impairment charges.
We may also seek to engage in new joint ventures (within the Group and with external parties) and strategic alliances. Although we endeavor to identify appropriate partners, our joint venture efforts may prove unsuccessful or may not justify our investment and other commitments.
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
> Refer to “Evolution of legal entity structure” in Strategy for further information on our legal entity structure.
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
We may face significant losses in emerging markets
A key element of our strategy is to scale up our private banking businesses in emerging market countries. Our implementation of that strategy will necessarily increase our existing exposure to economic instability in those countries. We monitor these risks, seek diversity in the sectors in which we invest and emphasize client-driven business. Our efforts at limiting emerging market risk, however, may not always succeed. In addition, various emerging market countries, in particular China and Brazil during 2016, have experienced and may continue to experience severe economic and financial disruptions or slower economic growth than in prior years. The possible effects of any such disruptions may include an adverse impact on our businesses and increased volatility in financial markets generally.

Currency fluctuations may adversely affect our results of operations
We are exposed to risk from fluctuations in exchange rates for currencies, particularly the US dollar. In particular, a substantial portion of our assets and liabilities are denominated in currencies other than the Swiss franc, which is the primary currency of our financial reporting. Our capital is also stated in Swiss francs, and we do not fully hedge our capital position against changes in currency exchange rates. Despite some weakening, the Swiss franc remained strong against the US dollar and euro in 2016.
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
Operational risk
We are exposed to a wide variety of operational risks, including information technology risk
Operational risk is the risk of financial loss arising from inadequate or failed internal processes, people or systems or from external events. In general, although we have business continuity plans, our businesses face a wide variety of operational risks, including technology risk that stems from dependencies on information technology, third-party suppliers and the telecommunications infrastructure as well as from the interconnectivity of multiple financial institutions with central agents, exchanges and clearing houses. As a global financial services company, we rely heavily on our financial, accounting and other data processing systems, which are varied and complex. Our business depends on our ability to process a large volume of diverse and complex transactions, including >>>derivatives transactions, which have increased in volume and complexity. We are exposed to operational risk arising from errors made in the execution, confirmation or settlement of transactions or from transactions not being properly recorded or accounted for. Regulatory requirements in this area have increased and are expected to increase further.
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
Given our global footprint and the high volume of transactions we process, the large number of clients, partners and counterparties with which we do business, our growing use of digital, mobile and internet-based services, and the increasing sophistication of cyber-attacks, a cyber-attack could occur without detection for an extended period of time. In addition, we expect that any investigation of a cyber-attack will be inherently unpredictable and it may take time before any investigation is complete. During such time, we may not know the extent of the harm or how best to remediate it and certain errors or actions may be repeated or compounded before they are discovered and rectified, all or any of which would further increase the costs and consequences of a cyber-attack.
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
We may suffer losses due to employee misconduct
Our businesses are exposed to risk from potential non-compliance with policies or regulations, employee misconduct or negligence and fraud, which could result in civil or criminal investigations and charges, regulatory sanctions and serious reputational or financial harm. In recent years, a number of multinational financial institutions have suffered material losses due to, for example, the actions of traders performing unauthorized trades or other employee misconduct. It is not always possible to deter employee misconduct and the precautions we take to prevent and detect this activity may not always be effective.
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
Since 2008, regulators and governments have focused on the reform of the financial services industry, including enhanced capital, leverage and liquidity requirements, changes in compensation practices (including tax levies) and measures to address systemic risk, including potentially ring-fencing certain activities and operations within specific legal entities. We are already subject to extensive regulation in many areas of our business and expect to face increased regulation and regulatory scrutiny and enforcement. These various regulations and requirements could require us to reduce assets held in certain subsidiaries, inject capital into or otherwise change our operations or the structure of our subsidiaries and Group. We expect such increased regulation to continue to increase our costs, including, but not limited to, costs related to compliance, systems and operations, as well as affect our ability to conduct certain businesses, which could adversely affect our profitability and competitive position. Variations in the details and implementation of such regulations may further negatively affect us, as certain requirements currently are not expected to apply equally to all of our competitors or to be implemented uniformly across jurisdictions.
For example, the additional requirements related to minimum regulatory capital, leverage ratios and liquidity measures imposed by >>>Basel III, together with more stringent requirements imposed by the Swiss >>>“Too Big To Fail” legislation and its implementing ordinances and related actions by our regulators, have contributed to our decision to reduce >>>risk-weighted assets and the size of our balance sheet, and could potentially impact our access to capital markets and increase our funding costs. In addition, the ongoing implementation in the US of the provisions of the Dodd-Frank Act, including the “Volcker Rule”, >>>derivatives regulation, and other regulatory developments described in “Regulation and supervision”, have imposed, and will continue to impose, new regulatory burdens on certain of our operations. These requirements have contributed to our decision to exit certain businesses (including a number of our private equity businesses) and may lead us to exit other businesses. New CFTC and SEC rules could materially increase the operating costs, including compliance, information technology and related costs, associated with our derivatives businesses with US persons, while at the same time making it more difficult for us to transact derivatives business outside the US. Further, in 2014, the Fed adopted a final rule under the Dodd-Frank Act that created a new framework for regulation of the US operations of foreign banking organizations such as ours. Although the final impact of the new rule cannot be fully predicted at this time, it is expected to result in our incurring additional costs and to affect the way we conduct our business in the US, including through our US intermediate holding company. Certain of these proposals are not final, and the ultimate impact of any final requirements cannot be predicted at this time. Further, already enacted and possible future cross-border tax regulation with extraterritorial effect, such as the US Foreign Account Tax Compliance Act, and other bilateral or multilateral tax treaties and agreements on the automatic exchange of information in tax matters, impose detailed reporting obligations and increased compliance and systems-related costs on our businesses. Additionally, implementation of EMIR and its Swiss counterpart, FMIA, CRD IV and the MiFID II reforms may negatively affect our business activities. If Switzerland does not pass legislation that is deemed equivalent to MiFID II in a timely manner or if Swiss regulation already passed is not deemed equivalent to EMIR, Swiss banks, including us, may be limited from participating in businesses regulated by such laws. Finally, we expect that new TLAC requirements, which have been implemented in Switzerland and are being or have been finalized in many other jurisdictions, as well as expected new requirements and rules with respect to the internal total loss-absorbing capacity of G-SIBs (iTLAC), may increase our cost of funding and restrict our ability to deploy capital and liquidity on a global basis as needed. Further, following the formal notification by the UK of its decision to leave the EU, negotiations will commence on the Withdrawal Agreement. This may include the renegotiation, either during a transitional period or more permanently, of a number of regulatory and other arrangements between the EU and the UK that directly impact our business. Adverse changes to any of these arrangements, and even uncertainty over potential changes during any period of negotiation, could potentially impact our results.
We expect the financial services industry and its members, including us, to continue to be affected by the significant uncertainty over the scope and content of regulatory reform in 2017 and beyond. The uncertainty about the US regulatory agenda of the new presidential administration, which includes a variety of proposals to change existing regulations or the approach to regulation of the financial industry, potential changes in regulation following a UK withdrawal from the EU and the results of national elections in Europe may result in significant changes in the regulatory direction and policies applicable to us. Changes in laws, rules or regulations, or in their interpretation or enforcement, or the implementation of new laws, rules or regulations, may adversely affect our results of operations.
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
Swiss resolution proceedings and resolution planning requirements may affect our shareholders and creditors
Pursuant to Swiss banking laws, >>>FINMA has broad powers and discretion in the case of resolution proceedings with respect to a Swiss bank, such as Credit Suisse AG or Credit Suisse (Schweiz) AG, and, since January 1, 2016, to a Swiss parent company of a financial group, such as Credit Suisse Group AG. These broad powers include the power to open restructuring proceedings with respect to Credit Suisse AG, Credit Suisse (Schweiz) AG or Credit Suisse Group AG and, in connection therewith, cancel the outstanding equity of the entity subject to such proceedings, convert such entity’s debt instruments and other liabilities into equity and/or cancel such debt instruments and other liabilities, in each case, in whole or in part, and stay (for a maximum of two business days) certain rights under contracts to which such entity is a party, as well as the power to order protective measures, including the deferment of payments, and institute liquidation proceedings with respect to Credit Suisse AG, Credit Suisse (Schweiz) AG or Credit Suisse Group AG. The scope of such powers and discretion and the legal mechanisms that would be utilized are subject to development and interpretation.
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
> Refer to “Recent regulatory developments and proposals – Switzerland” and “Regulatory framework – Switzerland – Resolution regime” in Regulation and supervision for a description of the current resolution regime under Swiss banking laws as it applies to Credit Suisse AG, Credit Suisse (Schweiz) AG and Credit Suisse Group AG.
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
Any conversion of our convertible capital instruments will dilute the ownership interests of existing shareholders
Under Swiss regulatory capital rules, we are required to issue a significant amount of contingent capital instruments, certain of which will convert into common equity upon the occurrence of specified triggering events, including our CET1 ratio falling below prescribed thresholds (7%, in the case of high-trigger instruments), or a determination by FINMA that conversion is necessary, or that we require extraordinary public sector capital support, to prevent us from becoming insolvent. As of December 31, 2016, we had 2,089,897,378 common shares outstanding and we had already issued in the aggregate an equivalent of CHF 6.8 billion in principal amount of such contingent convertible capital instruments, and we may issue more such contingent convertible capital instruments in the future. The conversion of some or all of our contingent convertible capital instruments due to the occurrence of any of such triggering events will result in the dilution of the ownership interests of our then existing shareholders, which dilution could be substantial. Additionally, any conversion, or the anticipation of the possibility of a conversion, could depress the market price of our ordinary shares.
> Refer to “Contingent convertible capital instruments” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management – Issuances and redemptions for more information on the triggering events related to our contingent convertible capital instruments.
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
Our competitive position could be harmed if our reputation is damaged
In the highly competitive environment arising from globalization and convergence in the financial services industry, a reputation for financial strength and integrity is critical to our performance, including our ability to attract and retain clients and employees. Our reputation could be harmed if our comprehensive procedures and controls fail, or appear to fail, to address conflicts of interest, prevent employee misconduct, produce materially accurate and complete financial and other information or prevent adverse legal or regulatory actions.
> Refer to “Reputational risk” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk coverage and management for more information.
We must recruit and retain highly skilled employees
Our performance is largely dependent on the talents and efforts of highly skilled individuals. Competition for qualified employees is intense. We have devoted considerable resources to recruiting, training and compensating employees. Our continued ability to compete effectively in our businesses depends on our ability to attract new employees and to retain and motivate our existing employees. The continued public focus on compensation practices in the financial services industry, and related regulatory changes, may have an adverse impact on our ability to attract and retain highly skilled employees. In particular, limits on the amount and form of executive compensation imposed by regulatory initiatives, including the Swiss Ordinance Against Excessive Compensation with respect to Listed Stock Corporations (Compensation Ordinance) in Switzerland and the implementation of CRD IV in the UK, could potentially have an adverse impact on our ability to retain certain of our most highly skilled employees and hire new qualified employees in certain businesses.
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

Operating and financial review
Operating environment
Credit Suisse
Swiss Universal Bank
International Wealth Management
Asia Pacific
Global Markets
Investment Banking & Capital Markets
Strategic Resolution Unit
Corporate Center
Assets under management
Critical accounting estimates

Operating environment
In 2016, economic activity was generally robust in developed economies with inflation remaining at low levels. Global equity markets increased and volatility remained subdued. Government bond yields were mixed and remained at low levels. The US dollar strengthened against the euro and Swiss franc.
Economic environment
After a somewhat slow start to the year, the US economy reaccelerated during the course of 2016 with private consumption remaining one of the main drivers of growth. While core inflation remained largely stable, headline inflation rose towards the end of the year in the US, primarily due to increased energy prices. In the eurozone, the economic recovery also continued and core inflation stabilized at subdued levels. Despite the outcome of the UK referendum on EU membership, the British economy continued to expand. In emerging markets, Chinese growth was successfully stabilized largely due to Chinese infrastructure stimulus. The Russian economy improved towards the second half of the year, while the Brazilian economy remained in a recession.
At its December 2016 meeting, the US Federal Reserve (Fed) decided to raise the target range for the policy rate by 25 basis points. The European Central Bank (ECB) announced further monetary easing measures at its March 2016 meeting, including cuts in all main interest rates, an increase in the asset purchase program and additional bank funding measures. Later in the year, the ECB announced its intention to scale back monthly asset purchases to EUR 60 billion beginning in April 2017. In August 2016, the Bank of England announced significant additional measures to ease monetary policy by increasing the size of its asset purchase program and cutting the policy rate. In September 2016, the Bank of Japan announced a shift towards targeting specific yield levels and away from specifying the amounts of asset purchases. With the exception of Mexico and Turkey, central banks in emerging markets generally lowered or maintained their policy rates. China refrained from policy rate changes, and the renminbi depreciated further versus the US dollar.
At the beginning of 2016, major equity markets declined sharply due to weaker than expected macroeconomic data in developed economies, economic growth concerns in emerging markets, particularly in China, and low oil prices. Since the middle of February 2016, equity markets steadily recovered, supported by a gradual improvement in economic data expectations, a recovery in commodity markets and low interest rates from major central banks. Towards the end of year, equity markets continued to move higher, driven by better economic data and the expectations for fiscal stimulus in the US under a new presidential administration elected in November. Among developed markets, Canada and UK equities outperformed, benefitting from higher commodity prices and a weaker currency, respectively, while Swiss and Japanese equities lagged behind. Emerging markets outperformed developed markets in 2016, led by a sharp rally in Latin American equities (refer to the charts under “Equity markets”). Brazil and Russian equities, in particular, gained from the improved commodity market. Among industry sectors, materials and energy were the outperformers, while defensive sectors like consumer staples and healthcare underperformed. Equity market volatility, as measured by the Chicago Board Options Exchange Market Volatility Index (VIX), was moderate during the first half of the year, and decreased in the second half of the year (refer to the charts under “Equity markets”). Risk appetite, as measured by the Credit Suisse Equity Risk Appetite Index, increased during the year. The Credit Suisse Hedge Fund Index increased 1.2% in 2016.

After a decline in the first half of the year, government bond yields increased in the second half of 2016, with US Treasury yields increasing significantly following the US presidential election. As a result, the 10-year US Treasury yield increased for the full year (refer to the charts under “Yield curves”). Euro-denominated sovereign bond yields decreased in the first half of the year, but began to increase in the last quarter of the year. Italian sovereign bond yields also increased towards the end of the year, particularly ahead of the Italian constitutional referendum which took place in December. In credits, global credit spreads tightened strongly on better economic momentum and a recovery in commodity prices (refer to the charts under “Credit spreads”), which particularly benefited US high yield bonds. Emerging market bond spreads tightened, despite widening somewhat following the US presidential election in November.
The US dollar sharply recovered its earlier losses during the year in the final quarter of 2016 and ended the year stronger against the euro and Swiss franc. Expectations of improved US growth and tighter monetary policy drove the interest rate gap in favor of the US dollar following the US presidential election. The value of the Swiss franc against the euro weakened moderately in the first half of 2016, but ended the year slightly stronger overall against the euro. The weakest major currency in 2016 compared to the US dollar was the British pound, which depreciated significantly after the outcome of the UK referendum on EU membership in June. The Japanese yen was the strongest of the G-10 currencies until the US presidential election in November and, following a sharp decline against the US dollar post-election, recorded moderate gains against the US dollar towards the end of December. Commodity currencies such as the Canadian dollar also defended part of their earlier gains against the US dollar as they continued to benefit from supportive oil price developments towards the end of the year. The Brazilian real and Russian ruble outperformed among emerging market currencies, while the Mexican peso and Turkish lira underperformed, partly due to increased political uncertainties.
Commodity markets rebounded in 2016, following sharp losses in previous years. The Credit Suisse Commodities Benchmark gained 15.5% by year-end, with the energy sector turning out to be the best performing market despite a weak start to the year. Industrial metals also had a strong performance, supported by Chinese infrastructure stimulus. Meanwhile, precious metal markets were negatively impacted in the second half of the year due to rising US yields and a stronger US dollar, but finished the year positive. The performance of agricultural markets trailed the other commodity segments by a large margin, finishing the year slightly negative.

Market volumes (growth in % year on year)
2016	Global	Europe
Equity trading volume [1]	(11)	(18)
Announced mergers and acquisitions [2]	(17)	(13)
Completed mergers and acquisitions [2]	(10)	9
Equity underwriting [2]	(25)	(39)
Debt underwriting [2]	6	–
Syndicated lending – investment grade [2]	(12)	–
1 London Stock Exchange, Borsa Italiana, Deutsche Börse and BME. Global also includes ICE and NASDAQ.
2 Dealogic.
Sector environment
World bank stocks underperformed global equity markets in the first half of 2016 but outperformed in the second half of the year, driven by European bank stocks. At the end of 2016, world bank stocks traded 13.7% higher compared to 2015 (refer to the charts under “Equity markets”).
In private banking, market conditions remained challenging in light of the political and macroeconomic uncertainties with respect to the impact of the outcome of the UK referendum on EU membership and the US presidential election, the persistent low interest rate environment and the uncertainty concerning central banks’ monetary policies going forward. The sector continues to face significant structural pressure as it adapts to industry-specific regulatory changes, tax regularization, and anti-money-laundering initiatives. In particular, regulatory requirements for investment advisory services continue to increase, including in the areas of client suitability and appropriateness of advice, information, and documentation.
In investment banking, global equity trading volumes decreased compared to 2015, mainly driven by lower trading volumes in Europe. Compared to 2015, global announced mergers & acquisitions (M&A) volumes were down by 17%. Global completed M&A volumes were also lower, despite higher volumes in Europe. Global equity underwriting volumes decreased 25%, strongly impacted by lower volumes in Europe, which were down 39% compared to 2015. Global debt underwriting volumes increased by 6% compared to 2015. US fixed income volumes increased compared to 2015, mainly driven by stronger mortgage-backed securities volumes.

Credit Suisse
In 2016, we recorded a net loss attributable to shareholders of CHF 2,710 million. Diluted loss per share was CHF 1.32 and the return on equity attributable to shareholders was (6.1)%. As of the end of 2016, our Basel III CET1 ratio was 11.5% on a look-through basis.
Results
	in / end of			% change
	2016	2015	2014	16 / 15	15 / 14
Statements of operations (CHF million)
Net interest income	7,562	9,299	9,034	(19)	3
Commissions and fees	11,092	12,044	13,051	(8)	(8)
Trading revenues	313	1,340	2,026	(77)	(34)
Other revenues	1,356	1,114	2,131	22	(48)
Net revenues	20,323	23,797	26,242	(15)	(9)
Provision for credit losses	252	324	186	(22)	74
Compensation and benefits	10,572	11,546	11,334	(8)	2
General and administrative expenses	9,770	8,574	9,534	14	(10)
Commission expenses	1,455	1,623	1,561	(10)	4
Goodwill impairment	0	3,797	0	(100)	–
Restructuring expenses	540	355	–	52	–
Total other operating expenses	11,765	14,349	11,095	(18)	29
Total operating expenses	22,337	25,895	22,429	(14)	15
Income/(loss) from continuing operations before taxes	(2,266)	(2,422)	3,627	(6)	–
Income tax expense	441	523	1,405	(16)	(63)
Income/(loss) from continuing operations	(2,707)	(2,945)	2,222	(8)	–
Income from discontinued operations	0	0	102	–	(100)
Net income/(loss)	(2,707)	(2,945)	2,324	(8)	–
Net income/(loss) attributable to noncontrolling interests	3	(1)	449	–	–
Net income/(loss) attributable to shareholders	(2,710)	(2,944)	1,875	(8)	–
of which from continuing operations	(2,710)	(2,944)	1,773	(8)	–
of which from discontinued operations	0	0	102	–	(100)
Statement of operations metrics (%)
Return on regulatory capital	(4.7)	(4.5)	6.3	–	–
Cost/income ratio	109.9	108.8	85.5	–	–
Effective tax rate	(19.5)	(21.6)	38.7	–	–
Earnings per share (CHF)
Basic earnings/(loss) per share	(1.32)	(1.73)	1.05	(24)	–
Diluted earnings/(loss) per share	(1.32)	(1.73)	1.04	(24)	–
Return on equity (%)
Return on equity attributable to shareholders	(6.1)	(6.8)	4.4	–	–
Return on tangible equity attributable to shareholders [1]	(6.9)	(8.4)	5.4	–	–
Balance sheet statistics (CHF million)
Total assets	819,861	820,805	921,462	0	(11)
Risk-weighted assets [2]	268,045	289,946	284,248	(8)	2
Leverage exposure [2]	950,763	987,628	1,149,656	(4)	(14)
Number of employees (full-time equivalents)
Number of employees	47,170	48,210	45,840	(2)	5
1
Based on tangible shareholders' equity attributable to shareholders, a non-GAAP financial measure, which is calculated by deducting goodwill and other intangible assets from total shareholders' equity attributable to shareholders as presented in our balance sheet. Management believes that the return on tangible shareholders' equity attributable to shareholders is meaningful as it allows consistent measurement of the performance of businesses without regard to whether the businesses were acquired.

2 Disclosed on a look-through basis.

Results Summary
2016 results
In 2016, Credit Suisse reported a net loss attributable to shareholders of CHF 2,710 million compared to CHF 2,944 million in 2015. The 2016 results included net litigation provisions of CHF 2,986 million, primarily related to the settlement with the US Department of Justice (DOJ) regarding our legacy >>>residential mortgage-backed securities (RMBS) business. Our 2015 results included a goodwill impairment charge of CHF 3,797 million. In 2016, Credit Suisse reported an adjusted income before taxes of CHF 615 million.
2015 results
In 2015, Credit Suisse reported a net loss attributable to shareholders of CHF 2,944 million, including a goodwill impairment charge of CHF 3,797 million, compared to net income attributable to shareholders of CHF 1,875 million in 2014.
2016 Results
Net revenues
Compared to 2015, net revenues of CHF 20,323 million decreased 15%, primarily reflecting lower net revenues in the Strategic Resolution Unit and Global Markets. Net revenues in the Strategic Resolution Unit decreased primarily due to lower revenues from the restructuring of our select onshore businesses, in particular the transfer of our US private banking business, which was announced in 2015, higher overall funding costs and higher negative valuation adjustments. Net revenues in Global Markets declined as challenging trading conditions resulted in reduced client activity.
Provision for credit losses
In 2016, we recorded provision for credit losses of CHF 252 million, primarily reflecting provisions of CHF 111 million in the Strategic Resolution Unit and CHF 79 million in Swiss Universal Bank.
Total operating expenses
Compared to 2015, total operating expenses of CHF 22,337 million decreased 14%, primarily reflecting the significant goodwill impairment charge in the fourth quarter of 2015, partially offset by a 52% increase in restructuring expenses, mainly in Global Markets, and the higher net litigation provisions primarily due to the settlement with the DOJ regarding our legacy RMBS business.
Income tax expense
In 2016, we recorded income tax expense of CHF 441 million. The Credit Suisse effective tax rate was (19.5)% in 2016, compared to (21.6)% in 2015. The effective tax rate for 2016 mainly reflected the non-deductible civil monetary penalty relating to the settlement with the DOJ regarding our legacy >>>RMBS business. This impact was partially offset by tax benefits from the geographical mix of results and reassessment of deferred tax balances, mainly in Switzerland. It also reflected changes in valuation allowances against deferred tax assets, mainly in the UK and Switzerland. Overall, net deferred tax assets decreased CHF 426 million to CHF 5,699 million during 2016.
> Refer to “Note 28 – Tax” in V – Consolidated financial statements – Credit Suisse Group for further information.
RMBS settlement
In January 2017, Credit Suisse reached a final settlement with the DOJ regarding its legacy RMBS business – a business conducted through 2007. The settlement releases Credit Suisse from potential civil claims by the DOJ related to its securitization, underwriting, issuance and sale of RMBS. Under the terms of the settlement, in January 2017, Credit Suisse paid a civil monetary penalty of USD 2.48 billion to the DOJ. In addition, Credit Suisse will provide consumer relief totaling USD 2.8 billion within five years post settlement. These consumer relief measures include affordable housing payments and loan forgiveness. The DOJ and Credit Suisse agreed to the appointment of an independent monitor to oversee the completion of the consumer relief requirements of the settlement. In the fourth quarter of 2016, Credit Suisse recorded a litigation provision of USD 1,990 million in the Strategic Resolution Unit, in addition to its existing provisions of USD 550 million against this matter which were recorded in prior periods.
Subsequent event
In March 2017, we increased our existing litigation provision by CHF 300 million in our Strategic Resolution Unit to reflect a settlement in principle to resolve the RMBS matter with the National Credit Union Administration Board (NCUA). At the Group level, this resulted in an after tax charge of CHF 272 million in respect of our previously reported 2016 financial results and our BIS look-through CET 1 ratio is 11.5%.
> Refer to “Note 39 – Litigation” in V – Consolidated financial statements – Credit Suisse Group for further information.

Overview of Results
in / end of	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Corporate Center	Core Results	Strategic Resolution Unit	Credit Suisse
2016 (CHF million)
Net revenues	5,759	4,698	3,597	5,497	1,972	71	21,594	(1,271)	20,323
Provision for credit losses	79	20	26	(3)	20	(1)	141	111	252
Compensation and benefits	1,937	2,119	1,665	2,725	1,237	277	9,960	612	10,572
Total other operating expenses	1,718	1,438	1,181	2,727	454	482	8,000	3,765	11,765
of which general and administrative expenses	1,375	1,145	836	2,001	424	399	6,180	3,590	9,770
of which restructuring expenses	60	54	53	217	28	7	419	121	540
Total operating expenses	3,655	3,557	2,846	5,452	1,691	759	17,960	4,377	22,337
Income/(loss) before taxes	2,025	1,121	725	48	261	(687)	3,493	(5,759)	(2,266)
Return on regulatory capital	16.5	23.3	13.7	0.4	10.7	–	8.5	–	(4.7)
Cost/income ratio	63.5	75.7	79.1	99.2	85.8	–	83.2	–	109.9
Total assets	228,363	91,083	97,221	239,700	20,784	62,413	739,564	80,297	819,861
Goodwill	623	1,612	1,546	476	656	0	4,913	0	4,913
Risk-weighted assets [1]	65,669	35,252	34,605	51,713	18,027	17,338	222,604	45,441	268,045
Leverage exposure [1]	252,889	94,092	108,926	284,143	45,571	59,374	844,995	105,768	950,763
2015 (CHF million)
Net revenues	5,721	4,552	3,839	6,826	1,787	561	23,286	511	23,797
Provision for credit losses	138	5	35	10	0	(1)	187	137	324
Compensation and benefits	1,985	2,115	1,557	3,105	1,265	351	10,378	1,168	11,546
Total other operating expenses	1,923	1,709	1,870	5,642	836	511	12,491	1,858	14,349
of which general and administrative expenses	1,597	1,429	790	2,322	432	465	7,035	1,539	8,574
of which goodwill impairment	0	0	756	2,661	380	0	3,797	0	3,797
of which restructuring expenses	42	36	3	96	22	0	199	156	355
Total operating expenses	3,908	3,824	3,427	8,747	2,101	862	22,869	3,026	25,895
Income/(loss) before taxes	1,675	723	377	(1,931)	(314)	(300)	230	(2,652)	(2,422)
Return on regulatory capital	13.8	15.4	6.7	(11.2)	(15.4)	–	0.5	–	(4.5)
Cost/income ratio	68.3	84.0	89.3	128.1	117.6	–	98.2	–	108.8
Total assets	220,359	96,085	85,929	234,276	18,712	64,621	719,982	100,823	820,805
Goodwill	610	1,573	1,522	464	639	0	4,808	0	4,808
Risk-weighted assets [1]	60,352	32,880	26,835	62,838	16,150	18,467	217,522	72,424	289,946
Leverage exposure [1]	238,180	101,628	98,632	276,656	40,898	63,090	819,084	168,544	987,628
2014 (CHF million)
Net revenues	5,912	4,942	3,335	7,426	2,109	680	24,404	1,838	26,242
Provision for credit losses	94	12	40	7	(1)	1	153	33	186
Compensation and benefits	1,905	2,207	1,425	3,038	1,187	358	10,120	1,214	11,334
Total other operating expenses	1,889	1,463	970	2,367	412	296	7,397	3,698	11,095
of which general and administrative expenses	1,586	1,166	721	1,847	410	288	6,018	3,516	9,534
Total operating expenses	3,794	3,670	2,395	5,405	1,599	654	17,517	4,912	22,429
Income/(loss) before taxes	2,024	1,260	900	2,014	511	25	6,734	(3,107)	3,627
Return on regulatory capital	16.8	29.0	13.1	11.7	27.4	–	15.0	–	6.3
Cost/income ratio	64.2	74.3	71.8	72.8	75.8	–	71.8	–	85.5
Total assets	215,688	94,267	105,574	337,443	13,839	24,440	791,251	130,211	921,462
Goodwill	613	1,581	2,290	3,138	1,022	0	8,644	0	8,644
Risk-weighted assets [1]	58,403	32,629	25,896	60,290	12,167	16,354	205,739	78,509	284,248
Leverage exposure [1]	241,520	87,032	137,843	372,949	39,954	18,810	898,108	251,548	1,149,656
1 Disclosed on a look-through basis.

2015 Results
Net revenues
Compared to 2014, net revenues of CHF 23,797 million decreased 9%, primarily reflecting lower net revenues in the Strategic Resolution Unit, Global Markets, International Wealth Management, Investment Banking & Capital Markets and Swiss Universal Bank, partially offset by higher net revenues in Asia Pacific. Net revenues in the Strategic Resolution Unit decreased primarily due to higher valuation adjustments and lower revenues from noncontrolling interests without significant economic interest. The valuation adjustments in 2015 primarily reflected mark-to-market losses on our legacy investment banking portfolio and the restructuring of our former Asset Management division. Net revenues in Global Markets declined, reflecting challenging trading conditions, low levels of client activity and decreased issuance activity. Net revenues in International Wealth Management decreased, with lower asset management fees following the change in fund management from Hedging-Griffo to a new venture in Brazil, Verde Asset Management S.A., in which we have a significant investment, significantly lower performance fees and carried interest and lower other revenues, partially offset by higher net interest income. Lower net revenues in Investment Banking & Capital Markets reflected lower debt underwriting revenues on lower leveraged finance revenues and significant mark-to-market losses related to its underwriting commitments and lower equity underwriting revenues, partially offset by higher advisory revenues. Net revenues in Swiss Universal Bank decreased slightly, mainly driven by larger gains from the sale of real estate in 2014, the impact of the deconsolidation of the cards issuing business in 2015, and lower transaction-based revenues, partially offset by higher net interest income. Net revenues in Asia Pacific were higher, reflecting a strong performance in 2015, particularly in equity sales and trading and from the >>>ultra-high-net-worth individual (UHNWI) and >>>high-net-worth individual (HNWI) client business.
Provision for credit losses
In 2015, we recorded provision for credit losses of CHF 324 million, primarily reflecting provisions of CHF 138 million in Swiss Universal Bank, provisions of CHF 137 million in the Strategic Resolution Unit and provisions of CHF 35 million in Asia Pacific.
Total operating expenses
Compared to 2014, total operating expenses of CHF 25,895 million were up 15%, primarily reflecting the significant goodwill impairment charge of CHF 3,797 million in 2015. In addition, we incurred CHF 355 million of restructuring expenses in 2015 in connection with our announced strategy, of which CHF 309 million related to compensation and benefits expenses.
Goodwill
The strategic direction, structure and organization that we announced on October 21, 2015 required an impairment assessment of the carrying value of our goodwill position in the fourth quarter of 2015, the most significant component of which arose from the acquisition of Donaldson, Lufkin & Jenrette Inc. in 2000. Upon performance of that assessment, we recorded a goodwill impairment charge of CHF 3,797 million in the fourth quarter of 2015, which was recognized across three business divisions in relation to our investment banking activities: Global Markets (CHF 2,661 million), Asia Pacific (CHF 756 million) and Investment Banking & Capital Markets (CHF 380 million). The goodwill impairment charge did not impact our Basel III common equity tier 1 (CET1) capital or leverage ratios on a look-through basis.
Income tax expense
In 2015, we recorded income tax expense of CHF 523 million. The Credit Suisse effective tax rate was (21.6)% in 2015, compared to 38.7% in 2014. The effective tax rate for 2015 mainly reflected the non-deductible goodwill impairment and additional tax charges from changes in tax law and rates in the UK and New York City. These impacts were partially offset by tax benefits from the geographical mix of results and reassessment of deferred tax balances, mainly in Hong Kong. It also reflected changes in valuation allowances against deferred tax assets, mainly in the UK and Switzerland. Overall, net deferred tax assets increased CHF 95 million to CHF 6,125 million during 2015.

Reconciliation of adjusted results
Adjusted results referred to in this report are non-GAAP financial measures that exclude goodwill impairment and certain other revenues and expenses included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.
in	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Corporate Center	Core Results	Strategic Resolution Unit	Credit Suisse
2016 (CHF million)
Net revenues	5,759	4,698	3,597	5,497	1,972	71	21,594	(1,271)	20,323
Real estate gains	(366)	(54)	0	0	0	0	(420)	(4)	(424)
Losses on business sales	0	0	0	0	0	52	52	6	58
Net revenues adjusted	5,393	4,644	3,597	5,497	1,972	123	21,226	(1,269)	19,957
Provision for credit losses	79	20	26	(3)	20	(1)	141	111	252
Total operating expenses	3,655	3,557	2,846	5,452	1,691	759	17,960	4,377	22,337
Restructuring expenses	(60)	(54)	(53)	(217)	(28)	(7)	(419)	(121)	(540)
Major litigation provisions	(19)	12	0	(7)	0	0	(14)	(2,693)	(2,707)
Total operating expenses adjusted	3,576	3,515	2,793	5,228	1,663	752	17,527	1,563	19,090
Income/(loss) before taxes	2,025	1,121	725	48	261	(687)	3,493	(5,759)	(2,266)
Total adjustments	(287)	(12)	53	224	28	59	65	2,816	2,881
Adjusted income/(loss) before taxes	1,738	1,109	778	272	289	(628)	3,558	(2,943)	615
Adjusted return on regulatory capital (%)	14.2	23.1	14.8	2.0	11.9	–	8.6	–	1.3
2015 (CHF million)
Net revenues	5,721	4,552	3,839	6,826	1,787	561	23,286	511	23,797
Fair value on own debt	–	–	–	–	–	(298)	(298)	–	(298)
Real estate gains	(95)	0	0	0	0	0	(95)	0	(95)
Gains on business sales	(23)	(11)	0	0	0	0	(34)	0	(34)
Net revenues adjusted	5,603	4,541	3,839	6,826	1,787	263	22,859	511	23,370
Provision for credit losses	138	5	35	10	0	(1)	187	137	324
Total operating expenses	3,908	3,824	3,427	8,747	2,101	862	22,869	3,026	25,895
Goodwill impairment	0	0	(756)	(2,661)	(380)	0	(3,797)	0	(3,797)
Restructuring expenses	(42)	(36)	(3)	(96)	(22)	0	(199)	(156)	(355)
Major litigation provisions	(25)	(268)	(6)	(231)	0	0	(530)	(290)	(820)
Total operating expenses adjusted	3,841	3,520	2,662	5,759	1,699	862	18,343	2,580	20,923
Income/(loss) before taxes	1,675	723	377	(1,931)	(314)	(300)	230	(2,652)	(2,422)
Total adjustments	(51)	293	765	2,988	402	(298)	4,099	446	4,545
Adjusted income/(loss) before taxes	1,624	1,016	1,142	1,057	88	(598)	4,329	(2,206)	2,123
Adjusted return on regulatory capital (%)	13.4	21.7	20.4	6.7	4.6	–	10.0	–	4.0
2014 (CHF million)
Net revenues	5,912	4,942	3,335	7,426	2,109	680	24,404	1,838	26,242
Fair value on own debt	–	–	–	–	–	(543)	(543)	–	(543)
Real estate gains	(414)	0	0	0	0	0	(414)	0	(414)
Gains on business sales	(24)	(77)	0	0	0	0	(101)	0	(101)
Net revenues adjusted	5,474	4,865	3,335	7,426	2,109	137	23,346	1,838	25,184
Provision for credit losses	94	12	40	7	(1)	1	153	33	186
Total operating expenses	3,794	3,670	2,395	5,405	1,599	654	17,517	4,912	22,429
Major litigation provisions	0	(51)	0	(60)	0	0	(111)	(2,325)	(2,436)
Total operating expenses adjusted	3,794	3,619	2,395	5,345	1,599	654	17,406	2,587	19,993
Income/(loss) before taxes	2,024	1,260	900	2,014	511	25	6,734	(3,107)	3,627
Total adjustments	(438)	(26)	0	60	0	(543)	(947)	2,325	1,378
Adjusted income/(loss) before taxes	1,586	1,234	900	2,074	511	(518)	5,787	(782)	5,005
Adjusted return on regulatory capital (%)	13.1	28.4	13.1	12.0	27.4	–	12.9	–	8.7

employees
As of December 31, 2016, we had 47,170 employees worldwide, of which 17,020 were in Switzerland and 30,150 were abroad.
The number of employees decreased by 1,040 compared to the end of 2015. The decrease was primarily the result of our cost efficiency initiatives, the right-sizing of business activities, especially in Global Markets and the Strategic Resolution Unit, partially offset by an increase in growing our business in Asia Pacific and an expansion in corporate functions, driven by increases relating to our risk management and compliance functions.
Employees
end of	2016	2015
Employees
Swiss Universal Bank	13,140	13,400
International Wealth Management	10,300	9,750
Asia Pacific	6,980	6,590
Global Markets	11,530	12,000
Investment Banking & Capital Markets	3,090	2,810
Strategic Resolution Unit	1,830	3,200
Corporate Center	300	460
Total employees	47,170	48,210
of which Switzerland	17,020	17,400
of which all other regions	30,150	30,810
Based on full-time equivalents.
REGULATORY CAPITAL
As of the end of 2016, our CET1 ratio was 11.5% and our risk-weighted assets were CHF 268.0 billion, both on a look-through basis.
> Refer to “Capital management” in III – Treasury, Risk, Balance sheet and Off-balance sheet for further information.
Information and developments
Format of presentation
In managing the business, revenues are evaluated in the aggregate, including an assessment of trading gains and losses and the related interest income and expense from financing and hedging positions. For this reason, specific individual revenue categories in isolation may not be indicative of performance.
Certain reclassifications have been made to prior periods to conform to the current presentation.
Return on regulatory capital
Credit Suisse measures firm-wide returns against total shareholders’ equity and tangible shareholders’ equity. In addition, it also measures the efficiency of the firm and its divisions with regard to the usage of capital as determined by the minimum requirements set by regulators. This regulatory capital is calculated as the worst of 10% of risk-weighted assets and 3.5% of the leverage exposure. Return on regulatory capital is calculated using income after tax and assumes a tax rate of 30% and capital allocated based on the worst of 10% of average risk-weighted assets and 3.5% of average leverage exposure. These percentages are used in the calculation in order to reflect the 2019 fully phased-in Swiss regulatory minimum requirements for Basel III CET1 capital and leverage ratio. For Global Markets and Investment Banking & Capital Markets, return on regulatory capital is based on US dollar-denominated numbers.

Capital distribution proposal
Our Board of Directors will propose to the shareholders at the Annual General Meeting on April 28, 2017, a distribution of CHF 0.70 per share out of capital contribution reserves for the financial year 2016. The distribution will be free of Swiss withholding tax and will not be subject to income tax for Swiss resident individuals holding the shares as a private investment. The distribution will be payable in cash or, subject to any legal restrictions applicable in shareholders’ home jurisdictions, in new Credit Suisse Group shares at the option of the shareholder.
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
Our shareholders’ equity reflects the effect of share-based compensation. Share-based compensation expense (which is generally based on >>>fair value at the time of grant) reduces equity; however, the recognition of the obligation to deliver the shares increases equity by a corresponding amount. Equity is generally unaffected by the granting and vesting of share-based awards and by the settlement of these awards through the issuance of shares from approved conditional capital. The Group issues shares from conditional capital to meet its obligations to deliver share-based compensation awards. If Credit Suisse purchases shares from the market to meet its obligation to employees, these purchased treasury shares reduce equity by the amount of the purchase price. Shareholders’ equity also includes, as additional paid-in capital, the excess tax benefits/charges that arise at the time of settlement of share-based awards.
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
Allocations and funding
Revenue sharing
Responsibility for each product is allocated to a specific segment, which records all related revenues and expenses. Revenue-sharing and service level agreements govern the compensation received by one segment for generating revenue or providing services on behalf of another. These agreements are negotiated periodically by the relevant segments on a product-by-product basis. The aim of revenue-sharing and service level agreements is to reflect the pricing structure of unrelated third-party transactions.
Cost allocation
Corporate services and business support, including in finance, operations, human resources, legal, compliance, risk management and IT, are provided by corporate functions, and the related costs are allocated to the segments and Corporate Center based on their respective requirements and other relevant measures.
In the ongoing process of implementing the Group’s strategy across our six business divisions, in the second quarter of 2016, the Group recalibrated its methodology for the allocation of these corporate function costs to the operating expenses of the divisions, including a retroactive adjustment for the first quarter of 2016.
Funding
We centrally manage our funding activities. New securities for funding and capital purposes are issued primarily by the Bank.
As part of the ongoing process of implementing the Group’s strategy across our six business divisions, in the second quarter of 2016, the Group retroactively recalibrated, with effect as of the beginning of the first quarter of 2016, its methodology for allocating funding costs across the Group to incorporate net stable funding ratio requirements.
> Refer to “Funding” in “Note 5 – Segment information” in V – Consolidated financial statements – Credit Suisse Group for further information.
Fair valuations
Fair value can be a relevant measurement for financial instruments when it aligns the accounting for these instruments with how we manage our business. The levels of the fair value hierarchy as defined by the relevant accounting guidance are not a measurement of economic risk, but rather an indication of the observability of prices or valuation inputs. Certain private equity investments which are measured at fair value based on their published net asset values are no longer categorized within the fair value hierarchy.
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
As of the end of 2016, 39% and 24% of our total assets and total liabilities, respectively, were measured at fair value.
The majority of our level 3 assets are recorded in our investment banking businesses. Total assets at fair value recorded as level 3 instruments decreased CHF 9.6 billion to CHF 23.4 billion as of the end of 2016, primarily reflecting net sales, mainly in loans held-for sale, net settlements, mainly in trading assets, and net transfers out of level 3 assets, mainly in loans and loans held-for-sale, partially offset by the foreign exchange translation impact, mainly in trading assets and loans.
Our level 3 assets, excluding assets attributable to noncontrolling interests and assets of consolidated variable interest entities (VIEs) that are not risk-weighted assets under the Basel framework, were CHF 23.0 billion, compared to CHF 29.3 billion as of the end of 2015. As of the end of 2016, these assets comprised 3% of total assets and 7% of total assets measured at fair value, both adjusted on the same basis, compared to 4% and 9%, respectively, as of the end of 2015.
We believe that the range of any valuation uncertainty, in the aggregate, would not be material to our financial condition; however, it may be material to our operating results for any particular period, depending, in part, upon the operating results for such period.
Core Results
2016 results
In 2016, Core Results net revenues of CHF 21,594 million decreased 7% compared to 2015, primarily reflecting lower net revenues in Global Markets, Corporate Center and Asia Pacific. Provision for credit losses was CHF 141 million, primarily reflecting net provisions of CHF 79 million in Swiss Universal Bank and CHF 26 million in Asia Pacific. Total operating expenses of CHF 17,960 million were down 21% compared to 2015, primarily reflecting the goodwill impairment charge of CHF 3,797 million in 2015 and a 12% decrease in general and administrative expenses.
2015 results
In 2015, Core Results net revenues of CHF 23,286 million decreased 5% compared to 2014, primarily reflecting lower net revenues in Global Markets, International Wealth Management, Investment Banking & Capital Markets and Swiss Universal Bank, partially offset by higher net revenues in Asia Pacific. Provision for credit losses was CHF 187 million, mainly reflecting net provisions of CHF 138 million in Swiss Universal Bank and CHF 35 million in Asia Pacific. Total operating expenses of CHF 22,869 million were up 31% compared to 2014, primarily reflecting the goodwill impairment charge of CHF 3,797 million in 2015 and a 17% increase in general and administrative expenses.

Core Results by business activity
in	2016							2015	2014
(CHF million)	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Corporate Center	Core Results	Core Results	Core Results
Related to private banking
Net revenues	3,704	3,371	1,374	–	–	–	8,449	8,098	8,345
of which net interest income	1,801	1,308	602	–	–	–	3,711	3,221	2,786
of which recurring	971	1,093	302	–	–	–	2,366	2,523	2,732
of which transaction-based	564	922	486	–	–	–	1,972	2,225	2,323
Provision for credit losses	39	20	32	–	–	–	91	72	76
Total operating expenses	2,471	2,510	970	–	–	–	5,951	6,266	5,869
Income before taxes	1,194	841	372	–	–	–	2,407	1,760	2,400
Related to corporate & institutional banking
Net revenues	2,055	–	–	–	–	–	2,055	2,025	1,922
of which net interest income	1,083	–	–	–	–	–	1,083	987	884
of which recurring	475	–	–	–	–	–	475	467	452
of which transaction-based	548	–	–	–	–	–	548	593	612
Provision for credit losses	40	–	–	–	–	–	40	89	34
Total operating expenses	1,184	–	–	–	–	–	1,184	1,136	1,111
Income before taxes	831	–	–	–	–	–	831	800	777
Related to investment banking
Net revenues	–	–	2,223	5,497	1,972	–	9,692	11,274	11,833
of which fixed income sales and trading	–	–	635	2,516	–	–	3,151	3,894	4,284
of which equity sales and trading	–	–	1,314	2,181	–	–	3,495	4,610	4,243
of which underwriting and advisory [1]	–	–	402	970	2,095	–	3,467	3,178	3,659
Provision for credit losses	–	–	(6)	(3)	20	–	11	27	42
Total operating expenses	–	–	1,876	5,452	1,691	–	9,019	13,459	8,676
Income before taxes	–	–	353	48	261	–	662	(2,212)	3,115
Related to asset management
Net revenues	–	1,327	–	–	–	–	1,327	1,328	1,624
Total operating expenses	–	1,047	–	–	–	–	1,047	1,146	1,207
Income before taxes	–	280	–	–	–	–	280	182	417
Related to corporate center
Net revenues	–	–	–	–	–	71	71	561	680
Provision for credit losses	–	–	–	–	–	(1)	(1)	(1)	1
Total operating expenses	–	–	–	–	–	759	759	862	654
Loss before taxes	–	–	–	–	–	(687)	(687)	(300)	25
Total
Net revenues	5,759	4,698	3,597	5,497	1,972	71	21,594	23,286	24,404
Provision for credit losses	79	20	26	(3)	20	(1)	141	187	153
Total operating expenses	3,655	3,557	2,846	5,452	1,691	759	17,960	22,869	17,517
Income/(loss) before taxes	2,025	1,121	725	48	261	(687)	3,493	230	6,734
1
Certain transaction-based revenues in Swiss Universal Bank and certain fixed income and equity sales and trading revenues in Global Markets relate to the Group’s global advisory and underwriting business. Refer to “Global advisory and underwriting revenues” in Investment Banking & Capital Markets for further information.

Differences between Group and Bank
Except where noted, the business of the Bank is substantially the same as the business of Credit Suisse Group, and substantially all of the Bank’s operations are conducted through the Swiss Universal Bank, International Wealth Management, Asia Pacific, Global Markets, Investment Banking & Capital Markets and the Strategic Resolution Unit segments. These segment results are included in Core Results, except for the Strategic Resolution Unit, which is part of the Credit Suisse Results. Core Results also include certain Corporate Center activities of the Group that are not applicable to the Bank. Certain other assets, liabilities and results of operations are managed as part of the activities of the six segments. However, since they are legally owned by the Group, they are not included in the Bank’s consolidated financial statements. These relate principally to:
– Neue Aargauer Bank AG, with banking activity in the Swiss canton of Aargau, which is managed as part of Swiss Universal Bank;
– BANK-now SA, with private credit and car leasing activity in Switzerland, which is managed as part of Swiss Universal Bank;
– financing vehicles of the Group, which include special purpose vehicles for various funding activities of the Group, including for the purpose of raising capital; and
– hedging activities relating to share-based compensation awards.
These operations and activities vary from period to period and give rise to differences between the Bank’s assets, liabilities, revenues and expenses, including pensions and taxes, and those of the Group.
> Refer to “Note 41 – Subsidiary guarantee information” in V – Consolidated financial statements – Credit Suisse Group for further information on the Bank.
Comparison of consolidated statements of operations
	Group			Bank
in	2016	2015	2014	2016	2015	2014
Statements of operations (CHF million)
Net revenues	20,323	23,797	26,242	19,802	23,211	25,589
Total operating expenses	22,337	25,895	22,429	22,354	25,873	22,503
Income/(loss) from continuing operations before taxes	(2,266)	(2,422)	3,627	(2,768)	(2,938)	2,961
Income tax expense	441	523	1,405	357	439	1,299
Income/(loss) from continuing operations	(2,707)	(2,945)	2,222	(3,125)	(3,377)	1,662
Income from discontinued operations	0	0	102	0	0	102
Net income/(loss)	(2,707)	(2,945)	2,324	(3,125)	(3,377)	1,764
Net income/(loss) attributable to noncontrolling interests	3	(1)	449	(6)	(7)	445
Net income/(loss) attributable to shareholders	(2,710)	(2,944)	1,875	(3,119)	(3,370)	1,319
Comparison of consolidated balance sheets
	Group		Bank
end of	2016	2015	2016	2015
Balance sheet statistics (CHF million)
Total assets	819,861	820,805	802,322	803,931
Total liabilities	777,550	775,787	760,571	759,241
Capitalization and indebtedness
	Group		Bank
end of	2016	2015	2016	2015
Capitalization and indebtedness (CHF million)
Due to banks	22,800	21,054	23,066	21,460
Customer deposits	355,833	342,705	344,578	331,700
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	33,016	46,598	33,016	46,598
Long-term debt	193,315	197,608	187,325	192,094
Other liabilities	172,586	167,822	172,586	167,389
Total liabilities	777,550	775,787	760,571	759,241
Total equity	42,311	45,018	41,751	44,690
Total capitalization and indebtedness	819,861	820,805	802,322	803,931
BIS capital metrics
	Group		Bank
end of	2016	2015	2016	2015
Capital and risk-weighted assets (CHF million)
CET1 capital	36,576	42,072	35,177	40,013
Tier 1 capital	48,865	53,063	46,782	50,570
Total eligible capital	55,728	62,682	53,703	60,242
Risk-weighted assets	271,372	294,950	263,769	286,947
Capital ratios (%)
CET1 ratio	13.5	14.3	13.3	13.9
Tier 1 ratio	18.0	18.0	17.7	17.6
Total capital ratio	20.5	21.3	20.4	21.0
Dividends from the Bank to the Group
for the financial year	2016		2015	2014	2013	2012
Dividends (CHF million)
Dividends	10	[1]	10	10	10	10
1
The Bank’s total share capital is fully paid and consisted of 4,399,680,200 registered shares as of December 31, 2016. Dividends are determined in accordance with Swiss law and the Bank's articles of incorporation. Proposal of the Board of Directors to the annual general meeting of the Bank for a dividend of CHF 10 million.

Swiss Universal Bank
In 2016, we reported income before taxes of CHF 2,025 million and net revenues of CHF 5,759 million. Income before taxes increased 21% compared to 2015, reflecting stable net revenues, lower total operating expenses and lower provision for credit losses.
Results Summary
2016 results
In 2016, we reported income before taxes of CHF 2,025 million and net revenues of CHF 5,759 million. Compared to 2015, net revenues were stable, with higher gains on the sale of real estate and increased net interest income, offset by lower transaction-based revenues and the impact of the deconsolidation of the cards issuing business in 2015, primarily reflected in recurring commissions and fees. Net interest income increased 5%, reflecting improved loan margins on stable average loan volumes, partially offset by slightly lower deposit margins on lower average deposit volumes. The decrease in transaction-based revenues primarily reflected lower brokerage and product issuing fees, lower fees from foreign exchange client business and lower sales and trading revenues, partially offset by increased revenues from our Swiss investment banking business.
Excluding the net impact from the deconsolidation of the cards issuing business of CHF 115 million, recurring commissions and fees were stable. Provision for credit losses was CHF 79 million in 2016 on a net loan portfolio of CHF 165.7 billion. Total operating expenses decreased 6%, primarily reflecting lower expenses due to the deconsolidation of the cards issuing business and lower allocated corporate function costs, partially offset by higher professional services fees and higher contractor services fees.
Adjusted income before taxes of CHF 1,738 million was 7% higher compared to 2015.
On July 1, 2015, the Group transferred the credit and charge cards issuing business (cards issuing business) to Swisscard AECS GmbH, an entity in which the Group holds a significant equity interest. As a result of the transfer, the cards issuing business was deconsolidated as of July 1, 2015.
Divisional results
	in / end of			% change
	2016	2015	2014	16 / 15	15 / 14
Statements of operations (CHF million)
Net revenues	5,759	5,721	5,912	1	(3)
Provision for credit losses	79	138	94	(43)	47
Compensation and benefits	1,937	1,985	1,905	(2)	4
General and administrative expenses	1,375	1,597	1,586	(14)	1
Commission expenses	283	284	303	0	(6)
Restructuring expenses	60	42	–	43	–
Total other operating expenses	1,718	1,923	1,889	(11)	2
Total operating expenses	3,655	3,908	3,794	(6)	3
Income before taxes	2,025	1,675	2,024	21	(17)
Statement of operations metrics (%)
Return on regulatory capital	16.5	13.8	16.8	–	–
Cost/income ratio	63.5	68.3	64.2	–	–
Economic risk capital and return
Average economic risk capital (CHF million)	5,564	5,119	5,288	9	(3)
Pre-tax return on average economic risk capital (%) [1]	36.5	32.8	38.5	–	–
Number of employees and relationship managers
Number of employees (full-time equivalents)	13,140	13,400	12,540	(2)	7
Number of relationship managers	1,970	2,060	2,060	(4)	0
1 Calculated using a return excluding interest costs for allocated goodwill.

Divisional results (continued)
	in / end of			% change
	2016	2015	2014	16 / 15	15 / 14
Net revenues (CHF million)
Private Banking	3,704	3,696	3,990	0	(7)
Corporate & Institutional Banking	2,055	2,025	1,922	1	5
Net revenues	5,759	5,721	5,912	1	(3)
Net revenue detail (CHF million)
Net interest income	2,884	2,757	2,377	5	16
Recurring commissions and fees	1,446	1,569	1,671	(8)	(6)
Transaction-based revenues	1,112	1,313	1,462	(15)	(10)
Other revenues	317	82	402	287	(80)
Net revenues	5,759	5,721	5,912	1	(3)
Provision for credit losses (CHF million)
New provisions	150	205	163	(27)	26
Releases of provisions	(71)	(67)	(69)	6	(3)
Provision for credit losses	79	138	94	(43)	47
Balance sheet statistics (CHF million)
Total assets	228,363	220,359	215,688	4	2
Net loans	165,685	162,717	163,694	2	(1)
of which Private Banking	115,277	–	–	–	–
Risk-weighted assets	65,669	60,352	58,403	9	3
Leverage exposure	252,889	238,180	241,520	6	(1)
Net interest income includes a term spread credit on stable deposit funding and a term spread charge on loans. Recurring commissions and fees includes investment product management, discretionary mandate and other asset management-related fees, fees for general banking products and services and revenues from wealth structuring solutions. Transaction-based revenues arise primarily from brokerage and product issuing fees, fees from foreign exchange client transactions, trading and sales income, equity participations income and other transaction-based income. Other revenues include fair value gains/(losses) on synthetic securitized loan portfolios and other gains and losses.

2015 results
In 2015, we reported income before taxes of CHF 1,675 million and net revenues of CHF 5,721 million. Compared to 2014, net revenues decreased slightly, mainly driven by larger gains from the sale of real estate in 2014, the impact of the deconsolidation of the cards issuing business in 2015, primarily reflected in recurring commissions and fees, and lower transaction-based revenues, partially offset by higher net interest income. The decrease in transaction-based revenues reflected lower brokerage and product issuing fees and lower fees from foreign exchange client business, partially offset by an extraordinary dividend from our ownership interest in SIX Group AG. Net interest income increased, reflecting improved loan margins on stable average loan volumes, partially offset by lower deposit margins on slightly higher average deposit volumes. Provision for credit losses was CHF 138 million in 2015 on a net loan portfolio of CHF 162.7 billion. Total operating expenses increased slightly, reflecting higher salary expenses due to a recalibration of Swiss holiday accruals, restructuring expenses in connection with the implementation of the new strategy, higher professional services fees and litigation provisions, partially offset by lower expenses due to the deconsolidation of the cards issuing business.
Adjusted income before taxes of CHF 1,624 million increased slightly compared to 2014.
Capital and leverage metrics
At the end of 2016, we reported risk-weighted assets of CHF 65.7 billion, an increase of CHF 5.3 billion compared to the end of 2015. This increase was driven by methodology changes, including the phase-in of the Swiss mortgage multipliers, partially offset by various optimization measures. Leverage exposure was CHF 252.9 billion, reflecting an increase of 6.2% compared to the end of 2015, driven by increased high-quality liquid assets (HQLA) and business growth.

Reconciliation of adjusted results
	Private Banking			Corporate & Institutional Banking			Swiss Universal Bank
in	2016	2015	2014	2016	2015	2014	2016	2015	2014
Adjusted results (CHF million)
Net revenues	3,704	3,696	3,990	2,055	2,025	1,922	5,759	5,721	5,912
Real estate gains	(366)	(95)	(414)	0	0	0	(366)	(95)	(414)
Gains on business sales	0	(10)	(24)	0	(13)	0	0	(23)	(24)
Adjusted net revenues	3,338	3,591	3,552	2,055	2,012	1,922	5,393	5,603	5,474
Provision for credit losses	39	49	60	40	89	34	79	138	94
Total operating expenses	2,471	2,772	2,683	1,184	1,136	1,111	3,655	3,908	3,794
Restructuring expenses	(51)	(33)	–	(9)	(9)	–	(60)	(42)	–
Major litigation provisions	0	(25)	0	(19)	0	0	(19)	(25)	0
Adjusted total operating expenses	2,420	2,714	2,683	1,156	1,127	1,111	3,576	3,841	3,794
Income before taxes	1,194	875	1,247	831	800	777	2,025	1,675	2,024
Total adjustments	(315)	(47)	(438)	28	(4)	0	(287)	(51)	(438)
Adjusted income before taxes	879	828	809	859	796	777	1,738	1,624	1,586
Adjusted return on regulatory capital (%)	–	–	–	–	–	–	14.2	13.4	13.1
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjusted results" in Credit Suisse for further information.
Private Banking
2016 Results
Income before taxes of CHF 1,194 million increased 36% compared to 2015, driven by lower total operating expenses, while net revenues were stable. Adjusted income before taxes of CHF 879 million increased 6% compared to 2015.
Net revenues
Compared to 2015, net revenues of CHF 3,704 million were stable, with higher gains from the sale of real estate in 2016 reflected in other revenues and slightly higher net interest income, partially offset by lower transaction-based revenues and the impact of the deconsolidation of the cards issuing business. Net interest income of CHF 1,801 million was slightly higher, reflecting improved loan margins on slightly higher average loan volumes, partially offset by lower deposit margins on stable average deposit volumes. Transaction-based revenues of CHF 564 million decreased 22% with lower brokerage and product issuing fees, lower fees from foreign exchange client business and decreased sales and trading revenues. Recurring commissions and fees of CHF 971 million decreased 12% primarily due to the deconsolidation of the cards issuing business. Excluding the related net impact of CHF 115 million, recurring commissions and fees were slightly lower, reflecting lower security account and custody services fees and lower investment product management fees, partially offset by higher investment advisory fees. Adjusted net revenues of CHF 3,338 million were 7% lower compared to 2015.
Provision for credit losses
The Private Banking loan portfolio is substantially comprised of residential mortgages in Switzerland and loans collateralized by securities and, to a lesser extent, consumer finance loans.
In 2016, Private Banking recorded provision for credit losses of CHF 39 million compared to CHF 49 million in 2015. The provision was primarily related to our consumer finance business.
Total operating expenses
Compared to 2015, total operating expenses of CHF 2,471 million decreased 11%, primarily reflecting lower general and administrative expenses and decreased compensation and benefits. General and administrative expenses of CHF 975 million were 20% lower compared to 2015, driven by lower expenses due to the deconsolidation of the cards issuing business and lower allocated corporate function costs, partially offset by higher professional services fees and increased contractor services fees. Compensation and benefits of CHF 1,258 million decreased 5%, primarily reflecting lower allocated corporate function costs and lower deferred compensation expenses from prior-year awards. Adjusted total operating expenses of CHF 2,420 million were 11% lower compared to 2015.

Results – Private Banking
	in			% change
	2016	2015	2014	16 / 15	15 / 14
Statements of operations (CHF million)
Net revenues	3,704	3,696	3,990	0	(7)
Provision for credit losses	39	49	60	(20)	(18)
Compensation and benefits	1,258	1,327	1,255	(5)	6
General and administrative expenses	975	1,221	1,218	(20)	0
Commission expenses	187	191	210	(2)	(9)
Restructuring expenses	51	33	–	55	–
Total other operating expenses	1,213	1,445	1,428	(16)	1
Total operating expenses	2,471	2,772	2,683	(11)	3
Income before taxes	1,194	875	1,247	36	(30)
Statement of operations metrics (%)
Cost/income ratio	66.7	75.0	67.2	–	–
Net revenue detail (CHF million)
Net interest income	1,801	1,770	1,493	2	19
Recurring commissions and fees	971	1,102	1,219	(12)	(10)
Transaction-based revenues	564	720	850	(22)	(15)
Other revenues	368	104	428	254	(76)
Net revenues	3,704	3,696	3,990	0	(7)
Margins on assets under management (bp)
Gross margin [1]	154	148	156	–	–
Net margin [2]	50	35	49	–	–
Number of relationship managers
Number of relationship managers	1,490	1,570	1,580	(5)	(1)
1 Net revenues divided by average assets under management.
2 Income before taxes divided by average assets under management.
2015 Results
Income before taxes of CHF 875 million decreased 30% compared to 2014, driven by lower net revenues and slightly higher total operating expenses, partially offset by lower provision for credit losses. Adjusted income before taxes of CHF 828 million increased slightly compared to 2014.
Net revenues
Compared to 2014, net revenues of CHF 3,696 million were 7% lower, mainly driven by larger gains from the sale of real estate in 2014 reflected in other revenues, the impact of the deconsolidation of the cards issuing business and lower transaction-based revenues, partially offset by higher net interest income. Transaction-based revenues of CHF 720 million decreased 15% with lower brokerage and product issuing fees and lower fees from foreign exchange client business, partially offset by the extraordinary dividend from SIX Group. Recurring commissions and fees of CHF 1,102 million decreased 10% primarily due to the deconsolidation of the cards issuing business. Excluding the related net impact of CHF 118 million, recurring commissions and fees were stable, reflecting higher investment advisory fees, offset by lower security account and custody services fees. Net interest income of CHF 1,770 million was 19% higher, reflecting improved loan margins on stable average loan volumes, partially offset by lower deposit margins on slightly higher average deposit volumes. Adjusted net revenues of CHF 3,591 million were stable compared to 2014.
Provision for credit losses
In 2015, Private Banking recorded provision for credit losses of CHF 49 million compared to CHF 60 million in 2014. The provision was primarily related to our consumer finance business.
Total operating expenses
Compared to 2014, total operating expenses of CHF 2,772 million increased slightly, primarily reflecting higher compensation and benefits and the restructuring expenses of CHF 33 million in 2015. Compensation and benefits of CHF 1,327 million increased 6%, primarily reflecting higher salary expenses due to the holiday accrual recalibration and higher discretionary compensation expenses. General and administrative expenses of CHF 1,221 million were stable compared to 2014 with higher litigation provisions and professional services fees, offset by lower expenses due to the deconsolidation of the cards issuing business. Adjusted total operating expenses of CHF 2,714 million were stable compared to 2014.

margins
Gross margin
Our gross margin was 154 basis points in 2016, six basis points higher compared to 2015 on slightly lower average assets under management and stable net revenues. On the basis of adjusted net revenues, our gross margin was 138 basis points, six basis points lower compared to 2015.
> Refer to “Assets under management” for further information.
Net margin
Our net margin was 50 basis points in 2016, 15 basis points higher compared to 2015 on lower total operating expenses and slightly lower average assets under management. On the basis of adjusted income before taxes, our net margin was 36 basis points, three basis points higher compared to 2015.
Assets under management
As of the end of 2016, assets under management of CHF 242.9 billion were stable compared to the end of 2015. Net asset outflows of CHF 1.7 billion mainly reflected terminated relationships with certain external asset managers, and the regularization of client assets of CHF 2.0 billion.
As of the end of 2015, assets under management of CHF 241.0 billion were CHF 17.6 billion lower compared to the end of 2014, reflecting the reclassification of CHF 15.8 billion of assets under management to assets under custody within client assets due to the introduction of an updated assets under management policy in 2015 and unfavorable foreign exchange-related movements, partially offset by net new assets of CHF 3.2 billion and favorable market movements. The net new assets reflected inflows primarily from >>>UHNWI, >>>HNWI, >>>affluent and retail clients.
Assets under management – Private Banking
	in / end of			% change
	2016	2015	2014	16 / 15	15 / 14
Assets under management (CHF billion)
Assets under management	242.9	241.0	258.6	0.8	(6.8)
Average assets under management	241.2	249.0	255.4	(3.1)	(2.5)
Assets under management by currency (CHF billion)
USD	41.8	40.5	41.1	3.2	(1.5)
EUR	36.3	31.5	40.7	15.2	(22.6)
CHF	153.3	153.0	164.1	0.2	(6.8)
Other	11.5	16.0	12.7	(28.1)	26.0
Assets under management	242.9	241.0	258.6	0.8	(6.8)
Growth in assets under management (CHF billion)
Net new assets	(1.7)	3.2	3.8	–	–
Other effects	3.6	(20.8)	10.6	–	–
of which market movements	3.0	(2.6)	6.1	–	–
of which foreign exchange	0.4	(4.0)	3.7	–	–
of which other	0.2	(14.2)	0.8	–	–
Growth in assets under management	1.9	(17.6)	14.4	–	–
Growth in assets under management (%)
Net new assets	(0.7)	1.2	1.6	–	–
Other effects	1.5	(8.0)	4.3	–	–
Growth in assets under management	0.8	(6.8)	5.9	–	–

corporate & institutional Banking
Results – Corporate & Institutional Banking
	in			% change
	2016	2015	2014	16 / 15	15 / 14
Statements of operations (CHF million)
Net revenues	2,055	2,025	1,922	1	5
Provision for credit losses	40	89	34	(55)	162
Compensation and benefits	679	658	650	3	1
General and administrative expenses	400	376	368	6	2
Commission expenses	96	93	93	3	0
Restructuring expenses	9	9	–	0	–
Total other operating expenses	505	478	461	6	4
Total operating expenses	1,184	1,136	1,111	4	2
Income before taxes	831	800	777	4	3
Statement of operations metrics (%)
Cost/income ratio	57.6	56.1	57.8	–	–
Net revenue detail (CHF million)
Net interest income	1,083	987	884	10	12
Recurring commissions and fees	475	467	452	2	3
Transaction-based revenues	548	593	612	(8)	(3)
Other revenues	(51)	(22)	(26)	132	(15)
Net revenues	2,055	2,025	1,922	1	5
Number of relationship managers
Number of relationship managers	480	490	480	(2)	2
2016 results
Income before taxes of CHF 831 million increased 4% compared to 2015, driven by lower provision for credit losses, partially offset by higher total operating expenses.
Net revenues
Compared to 2015, net revenues of CHF 2,055 million were stable, reflecting higher net interest income and slightly higher recurring commissions and fees, partially offset by lower transaction-based revenues and lower other revenues. Net interest income of CHF 1,083 million increased 10%, driven by improved loan margins on stable average loan volumes, partially offset by higher deposit margins on lower average deposit volumes. Recurring commissions and fees of CHF 475 million were slightly higher, reflecting higher fees from lending activities and increased banking services fees, partially offset by slightly lower security account and custody services fees. Transaction-based revenues of CHF 548 million decreased 8%, driven by lower sales and trading revenues, lower fees from foreign exchange client business and lower corporate advisory fees, partially offset by higher revenues from our Swiss investment banking business. The decrease in other revenues reflected higher costs for synthetic securitizations and the partial sale of an investment in Euroclear in 2015. Adjusted net revenues of CHF 2,055 million increased slightly compared to 2015.
Provision for credit losses
The Corporate & Institutional Banking loan portfolio has relatively low concentrations and is mainly secured by mortgages, securities and other financial collateral.
In 2016, Corporate & Institutional Banking recorded provision for credit losses of CHF 40 million compared to CHF 89 million in 2015. The provision for credit losses reflected several individual cases.
Total operating expenses
Compared to 2015, total operating expenses of CHF 1,184 million increased 4%, primarily reflecting higher general and administrative expenses and slightly higher compensation and benefits. General and administrative expenses of CHF 400 million were 6% higher, mainly driven by higher litigation provisions and professional services fees, partially offset by lower allocated corporate function costs. Compensation and benefits of CHF 679 million were slightly higher, driven by increased discretionary compensation expenses and higher deferred compensation expenses from prior-year awards, partially offset by slightly lower salary expenses. Adjusted total operating expenses of CHF 1,156 million were slightly higher compared to 2015.

2015 Results
Income before taxes of CHF 800 million increased slightly compared to 2014, driven by higher net revenues, partially offset by higher provision for credit losses and slightly higher total operating expenses.
Net revenues
Compared to 2014, net revenues of CHF 2,025 million increased 5%, reflecting higher net interest income and slightly higher recurring commissions and fees, partially offset by slightly lower transaction-based revenues. Net interest income of CHF 987 million increased 12%, driven by improved loan margins on stable average loan volumes, partially offset by lower deposit margins on slightly higher average deposit volumes. Recurring commissions and fees of CHF 467 million increased slightly, reflecting higher investment product management fees and higher security account and custody services fees, partially offset by lower discretionary mandate management fees and lower revenues from wealth structuring solutions. Transaction-based revenues of CHF 593 million decreased slightly, with lower sales and trading revenues and lower corporate advisory fees.
Provision for credit losses
In 2015, Corporate & Institutional Banking recorded provision for credit losses of CHF 89 million compared to CHF 34 million in 2014. The increase in provision for credit losses reflected a small number of individual cases.
Total operating expenses
Compared to 2014, total operating expenses of CHF 1,136 million increased slightly, primarily reflecting the restructuring expenses of CHF 9 million in 2015 and slightly higher general and administrative expenses. General and administrative expenses of CHF 376 million increased slightly, primarily driven by higher professional services fees. Compensation and benefits of CHF 658 million were stable, with higher salary expenses due to the holiday accrual recalibration, offset by lower discretionary compensation expenses. Adjusted total operating expenses of CHF 1,127 million were stable compared to 2014.
Assets under management
As of the end of 2016, assets under management of CHF 288.6 billion were CHF 12.8 billion higher compared to the end of 2015, driven by favorable market movements and net new assets of CHF 4.3 billion.
As of the end of 2015, assets under management of CHF 275.8 billion remained stable as net new assets, primarily from Swiss pension funds, of CHF 10.6 billion and favorable market movements were offset by a reclassification of CHF 8.3 billion of assets under management to assets under custody within client assets due to the introduction of the updated assets under management policy in 2015 and unfavorable foreign exchange-related movements.

International Wealth Management
In 2016, we reported income before taxes of CHF 1,121 million and net revenues of CHF 4,698 million. Income before taxes increased 55% compared to 2015, primarily reflecting lower general and administrative expenses, due to lower litigation provisions, and higher net revenues in Private Banking.
Results Summary
2016 results
In 2016, we reported income before taxes of CHF 1,121 million and net revenues of CHF 4,698 million. Compared to 2015, net revenues increased slightly driven by significantly higher net interest income, investment-related gains in 2016 compared to losses in 2015 and the gain on the sale of real estate in 2016. These increases were partially offset by lower transaction- and performance-based revenues and slightly lower recurring commissions and fees. Higher net interest income reflected higher loan and deposit margins on higher average loan and deposit volumes. The decrease in transaction- and performance-based revenues mainly reflected lower sales and trading revenues, lower equity participations income, lower brokerage and product issuing fees and lower fees from foreign exchange client business, partially offset by higher carried interest reflecting a residual gain from a private equity interest. Recurring commissions and fees were slightly lower, primarily driven by lower security account and custody services fees, lower discretionary mandate management fees and lower banking services fees, partially offset by higher asset management fees. Provision for credit losses was CHF 20 million on a net loan portfolio of CHF 45.0 billion. The decrease in total operating expenses was mainly driven by lower litigation provisions and lower deferred compensation expenses from prior-year awards, partially offset by higher discretionary compensation expenses and an increase in professional services fees.
Adjusted income before taxes of CHF 1,109 million increased 9% compared to 2015.
Divisional results
	in / end of			% change
	2016	2015	2014	16 / 15	15 / 14
Statements of operations (CHF million)
Net revenues	4,698	4,552	4,942	3	(8)
Provision for credit losses	20	5	12	300	(58)
Compensation and benefits	2,119	2,115	2,207	0	(4)
General and administrative expenses	1,145	1,429	1,166	(20)	23
Commission expenses	239	244	297	(2)	(18)
Restructuring expenses	54	36	–	50	–
Total other operating expenses	1,438	1,709	1,463	(16)	17
Total operating expenses	3,557	3,824	3,670	(7)	4
Income before taxes	1,121	723	1,260	55	(43)
Statement of operations metrics (%)
Return on regulatory capital	23.3	15.4	29.0	–	–
Cost/income ratio	75.7	84.0	74.3	–	–
Economic risk capital and return
Average economic risk capital (CHF million)	3,785	3,288	3,051	15	8
Pre-tax return on average economic risk capital (%) [1]	30.6	22.8	42.4	–	–
Number of employees (full-time equivalents)
Number of employees	10,300	9,750	9,210	6	6
1 Calculated using a return excluding interest costs for allocated goodwill.

Divisional results (continued)
	in / end of			% change
	2016	2015	2014	16 / 15	15 / 14
Net revenues (CHF million)
Private Banking	3,371	3,224	3,318	5	(3)
Asset Management	1,327	1,328	1,624	0	(18)
Net revenues	4,698	4,552	4,942	3	(8)
Net revenue detail (CHF million)
Net interest income	1,308	1,006	904	30	11
Recurring commissions and fees	1,914	1,965	2,232	(3)	(12)
Transaction- and performance-based revenues	1,426	1,607	1,745	(11)	(8)
Other revenues	50	(26)	61	–	–
Net revenues	4,698	4,552	4,942	3	(8)
Provision for credit losses (CHF million)
New provisions	55	37	18	49	106
Releases of provisions	(35)	(32)	(6)	9	433
Provision for credit losses	20	5	12	300	(58)
Balance sheet statistics (CHF million)
Total assets	91,083	96,085	94,267	(5)	2
Net loans	44,965	40,084	39,225	12	2
of which Private Banking	44,952	–	–	–	–
Risk-weighted assets	35,252	32,880	32,629	7	1
Leverage exposure	94,092	101,628	87,032	(7)	17
2015 results
In 2015, we reported income before taxes of CHF 723 million and net revenues of CHF 4,552 million. Compared to 2014, net revenues decreased, with lower asset management fees following the change in fund management from Hedging-Griffo to a new venture in Brazil, Verde Asset Management, in which we have a significant investment, significantly lower performance fees and carried interest and lower other revenues, partially offset by higher net interest income. The decrease in other revenues primarily reflected a gain on the sale of the local affluent and upper affluent business in Italy recognized in 2014. Higher net interest income reflected slightly higher loan margins on higher average loan volumes, partially offset by lower deposit margins on higher average deposit volumes. Provision for credit losses was CHF 5 million in 2015 on a net loan portfolio of CHF 40.1 billion. Total operating expenses increased, reflecting higher litigation provisions and restructuring expenses, partially offset by lower discretionary compensation expenses.
Adjusted income before taxes of CHF 1,016 million decreased 18% compared to 2014.
Capital and leverage metrics
At the end of 2016, we reported risk-weighted assets of CHF 35.3 billion, an increase of CHF 2.4 billion compared to the end of 2015, mainly driven by business growth and methodology changes. Leverage exposure was CHF 94.1 billion, a decrease of CHF 7.5 billion compared to the end of 2015, mainly due to a change in the regulatory scope of consolidation, partially offset by credit volume growth.

Reconciliation of adjusted results
	Private Banking			Asset Management			International Wealth Management
in	2016	2015	2014	2016	2015	2014	2016	2015	2014
Adjusted results (CHF million)
Net revenues	3,371	3,224	3,318	1,327	1,328	1,624	4,698	4,552	4,942
Real estate gains	(54)	0	0	0	0	0	(54)	0	0
Gains on business sales	0	(11)	(77)	0	0	0	0	(11)	(77)
Adjusted net revenues	3,317	3,213	3,241	1,327	1,328	1,624	4,644	4,541	4,865
Provision for credit losses	20	5	12	0	0	0	20	5	12
Total operating expenses	2,510	2,678	2,463	1,047	1,146	1,207	3,557	3,824	3,670
Restructuring expenses	(47)	(32)	–	(7)	(4)	–	(54)	(36)	–
Major litigation provisions	12	(268)	(51)	0	0	0	12	(268)	(51)
Adjusted total operating expenses	2,475	2,378	2,412	1,040	1,142	1,207	3,515	3,520	3,619
Income before taxes	841	541	843	280	182	417	1,121	723	1,260
Total adjustments	(19)	289	(26)	7	4	0	(12)	293	(26)
Adjusted income before taxes	822	830	817	287	186	417	1,109	1,016	1,234
Adjusted return on regulatory capital (%)	–	–	–	–	–	–	23.1	21.7	28.4
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjusted results" in Credit Suisse for further information.
Private Banking
2016 results
Income before taxes of CHF 841 million increased 55% compared to 2015, reflecting lower total operating expenses and higher net revenues, partially offset by higher provision for credit losses. Adjusted income before taxes of CHF 822 million was stable compared to 2015.
Net revenues
Compared to 2015, net revenues of CHF 3,371 million were 5% higher, reflecting higher net interest income and higher other revenues, partially offset by lower transaction- and performance-based revenues and lower recurring commissions and fees. Net interest income of CHF 1,308 million increased 30%, reflecting higher loan and deposit margins on higher average loan and deposit volumes. Other revenues of CHF 48 million were significantly higher mainly due to a gain on the sale of real estate of CHF 54 million in 2016. Transaction- and performance-based revenues of CHF 922 million were 12% lower, primarily driven by lower brokerage and product issuing fees, lower fees from foreign exchange client business and lower equity participations income as 2015 included an extraordinary dividend from SIX Group of CHF 23 million. Recurring commissions and fees of CHF 1,093 million decreased 6% with lower security account and custody services fees and lower banking services fees. Adjusted net revenues of CHF 3,317 million were slightly higher compared to 2015.
Provision for credit losses
In 2016, Private Banking recorded provision for credit losses of CHF 20 million, compared to CHF 5 million in 2015.
Total operating expenses
Compared to 2015, total operating expenses of CHF 2,510 million decreased 6%, reflecting lower general and administrative expenses, partially offset by higher compensation and benefits and higher restructuring expenses. General and administrative expenses decreased 21% to CHF 827 million, mainly driven by significantly lower litigation provisions, partially offset by higher professional services fees. Compensation and benefits of CHF 1,463 million were 4% higher, reflecting higher discretionary compensation expenses. Adjusted total operating expenses of CHF 2,475 million were 4% higher compared to 2015.

Results – Private Banking
	in / end of			% change
	2016	2015	2014	16 / 15	15 / 14
Statements of operations (CHF million)
Net revenues	3,371	3,224	3,318	5	(3)
Provision for credit losses	20	5	12	300	(58)
Compensation and benefits	1,463	1,413	1,441	4	(2)
General and administrative expenses	827	1,053	815	(21)	29
Commission expenses	173	180	207	(4)	(13)
Restructuring expenses	47	32	–	47	–
Total other operating expenses	1,047	1,265	1,022	(17)	24
Total operating expenses	2,510	2,678	2,463	(6)	9
Income before taxes	841	541	843	55	(36)
Statement of operations metrics (%)
Cost/income ratio	74.5	83.1	74.2	–	–
Net revenue detail (CHF million)
Net interest income	1,308	1,006	904	30	11
Recurring commissions and fees	1,093	1,161	1,276	(6)	(9)
Transaction- and performance-based revenues	922	1,049	1,062	(12)	(1)
Other revenues	48	8	76	500	(89)
Net revenues	3,371	3,224	3,318	5	(3)
Margins on assets under management (bp)
Gross margin [1]	112	107	107	–	–
Net margin [2]	28	18	27	–	–
Number of relationship managers
Number of relationship managers	1,140	1,180	1,180	(3)	0
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
2015 Results
Income before taxes of CHF 541 million decreased 36% compared to 2014, reflecting higher total operating expenses and slightly lower net revenues. Adjusted income before taxes of CHF 830 million increased slightly compared to 2014.
Net revenues
Compared to 2014, net revenues of CHF 3,224 million were slightly lower, reflecting lower recurring commissions and fees and lower other revenues, partially offset by higher net interest income. Recurring commissions and fees of CHF 1,161 million decreased 9% with lower investment product management fees primarily from Hedging-Griffo, lower security account and custody services fees, a decline in banking services fees and included the impact of lower assets under management, partially offset by higher revenues from wealth structuring solutions. Other revenues of CHF 8 million decreased CHF 68 million primarily due to the gain of CHF 55 million on the sale of the local affluent and upper affluent business in Italy and a gain of CHF 22 million related to the partial sale of our investment in Euroclear in 2014. 2015 included a gain of CHF 11 million on the partial sale of our investment in Euroclear. Net interest income of CHF 1,006 million increased 11%, reflecting slightly higher loan margins on higher average loan volumes, partially offset by lower deposit margins on higher average deposit volumes. Transaction- and performance-based revenues of CHF 1,049 million were stable, reflecting the extraordinary dividend from SIX Group, higher performance fees and higher fees from foreign exchange client business, offset by lower brokerage and product issuing fees and lower corporate advisory fees related to integrated solutions. Adjusted net revenues of CHF 3,213 million were stable compared to 2014.
Provision for credit losses
Private Banking recorded provision for credit losses of CHF 5 million in 2015, compared to CHF 12 million in 2014.

Total operating expenses
Compared to 2014, total operating expenses of CHF 2,678 million increased 9%, reflecting higher general and administrative expenses and the restructuring expenses in 2015, partially offset by slightly lower compensation and benefits. General and administrative expenses increased 29% to CHF 1,053 million, mainly driven by higher litigation provisions. Compensation and benefits of CHF 1,413 million were slightly lower, reflecting lower discretionary compensation expenses, partially offset by higher salary expenses due to a recalibration of Swiss holiday accruals. Adjusted total operating expenses of CHF 2,378 million were stable compared to 2014.
margins
Gross margin
Our gross margin was 112 basis points in 2016, five basis points higher compared to 2015, mainly reflecting higher net interest income and higher other revenues, reflecting the gain on the sale of real estate, partially offset by lower transaction- and performance-based revenues and lower recurring commissions and fees. On the basis of adjusted net revenues, our gross margin was 110 basis points in 2016, three basis points higher compared to 2015.
> Refer to “Assets under management” for further information.
Net margin
Our net margin was 28 basis points in 2016, ten basis points higher compared to 2015, reflecting lower total operating expenses and higher net revenues. On the basis of adjusted income before taxes, our net margin was 27 basis points in 2016, one basis point lower compared to 2015.
Assets under management
As of the end of 2016, assets under management of CHF 323.2 billion were CHF 33.6 billion higher compared to the end of 2015, reflecting net new assets of CHF 15.6 billion and favorable market and foreign exchange-related movements. The net new assets reflected solid inflows from emerging markets and Europe, partially offset by outflows in connection with the regularization of client assets of CHF 5.7 billion.
As of the end of 2015, assets under management of CHF 289.6 billion were CHF 34.1 billion lower compared to the end of 2014, reflecting unfavorable foreign exchange-related movements, a reclassification of CHF 11.1 billion of assets under management to assets under custody within client assets due to the introduction of the updated assets under management policy in 2015 and net asset outflows of CHF 3.0 billion, partially offset by favorable market movements. The net asset outflows mainly reflected the impact of regularization and pricing changes on cash deposits.
Assets under management – Private Banking
	in / end of			% change
	2016	2015	2014	16 / 15	15 / 14
Assets under management (CHF billion)
Assets under management	323.2	289.6	323.7	11.6	(10.5)
Average assets under management	300.3	301.3	309.4	(0.3)	(2.6)
Assets under management by currency (CHF billion)
USD	149.0	137.6	148.8	8.3	(7.5)
EUR	93.2	92.7	99.2	0.5	(6.6)
CHF	21.0	22.4	23.2	(6.2)	(3.4)
Other	60.0	36.9	52.5	62.6	(29.7)
Assets under management	323.2	289.6	323.7	11.6	(10.5)
Growth in assets under management (CHF billion)
Net new assets	15.6	(3.0)	7.3	–	–
Other effects	18.0	(31.1)	18.6	–	–
of which market movements	10.1	8.3	9.2	–	–
of which foreign exchange	7.8	(20.5)	13.5	–	–
of which other	0.1	(18.9)	(4.1)	–	–
Growth in assets under management	33.6	(34.1)	25.9	–	–
Growth in assets under management (%)
Net new assets	5.4	(0.9)	2.5	–	–
Other effects	6.2	(9.6)	6.2	–	–
Growth in assets under management	11.6	(10.5)	8.7	–	–

asset management
2016 results
Income before taxes of CHF 280 million increased 54% compared to 2015, driven by lower total operating expenses. Net revenues were stable.
Net revenues
Compared to 2015, net revenues of CHF 1,327 million were stable, with higher performance and placement revenues and slightly higher management fees, offset by lower investment and partnership income. Performance and placement revenues increased 27% to CHF 208 million, reflecting investment-related gains in 2016 compared to losses in 2015 and higher performance fees, partially offset by lower placement fees. Management fees of CHF 891 million were slightly higher. The decrease in investment and partnership income of 22% to CHF 228 million mainly reflected lower equity participations income from single manager hedge funds and lower performance fees.
Total operating expenses
Compared to 2015, total operating expenses of CHF 1,047 million decreased 9%, reflecting lower general and administrative expenses and lower compensation and benefits. General and administrative expenses of CHF 318 million were 15% lower, mainly driven by lower allocated corporate function costs. Compensation and benefits of CHF 656 million decreased 7%, reflecting lower deferred compensation expenses from prior-year awards, lower salary expenses, lower pension expenses and lower discretionary compensation expenses.
Results – Asset Management
	in / end of			% change
	2016	2015	2014	16 / 15	15 / 14
Statements of operations (CHF million)
Net revenues	1,327	1,328	1,624	0	(18)
Provision for credit losses	0	0	0	–	–
Compensation and benefits	656	702	766	(7)	(8)
General and administrative expenses	318	376	351	(15)	7
Commission expenses	66	64	90	3	(29)
Restructuring expenses	7	4	–	75	–
Total other operating expenses	391	444	441	(12)	1
Total operating expenses	1,047	1,146	1,207	(9)	(5)
Income before taxes	280	182	417	54	(56)
Statement of operations metrics (%)
Cost/income ratio	78.9	86.3	74.3	–	–
Net revenue detail (CHF million)
Management fees	891	873	859	2	2
Performance and placement revenues	208	164	262	27	(37)
Investment and partnership income	228	291	503	(22)	(42)
Net revenues	1,327	1,328	1,624	0	(18)
of which recurring commissions and fees	821	804	956	2	(16)
of which transaction- and performance-based revenues	504	558	683	(10)	(18)
of which other revenues	2	(34)	(15)	–	127
Management fees include fees on assets under management, asset administration revenues and transaction fees related to the acquisition and disposal of investments in the funds being managed. Performance revenues relate to the performance or return of the funds being managed and includes investment-related gains and losses from proprietary funds. Placement revenues arise from our third-party private equity fundraising activities and secondary private equity market advisory services. Investment and partnership income includes equity participation income from seed capital returns and from minority investments in third-party asset managers, income from strategic partnerships and distribution agreements, and other revenues.

2015 Results
Income before taxes of CHF 182 million decreased 56% compared to 2014, driven by lower net revenues, partially offset by lower total operating expenses.
Net revenues
Compared to 2014, net revenues of CHF 1,328 million decreased 18%, mainly driven by lower investment and partnership income and lower performance and placement revenues. The decrease of CHF 212 million in investment and partnership income to CHF 291 million mainly reflected lower asset management fees following the change in fund management from Hedging-Griffo to Verde Asset Management and lower annual performance revenues from a single manager hedge fund. Performance and placement revenues decreased 37% to CHF 164 million, driven by lower placement fees, lower performance fees and investment-related losses in 2015 compared to gains in 2014. Management fees of CHF 873 million were slightly higher.
Total operating expenses
Compared to 2014, total operating expenses of CHF 1,146 million decreased 5%, reflecting lower compensation and benefits, partially offset by higher general and administrative expenses. Compensation and benefits of CHF 702 million decreased 8%, reflecting lower salary expenses, mainly driven by the change in fund management from Hedging-Griffo to Verde Asset Management and lower discretionary compensation expenses, partially offset by higher deferred compensation expenses from prior-year awards. General and administrative expenses of CHF 376 million were 7% higher, mainly due to higher professional services fees.
Assets under management
As of the end of 2016, assets under management of CHF 321.6 billion were stable compared to the end of 2015, reflecting favorable market movements, net new assets of CHF 5.6 billion and favorable foreign exchange-related movements, offset by structural effects, mainly from an adjustment of assets under management reported for multi-asset class solutions in 2016. Net new assets reflected inflows from a new product launch and from an emerging market joint venture, partially offset by an outflow from a single mandate.
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
Assets under management – Asset Management
	in / end of			% change
	2016	2015	2014	16 / 15	15 / 14
Assets under management (CHF billion)
Traditional investments	159.9	172.2	167.3	(7.1)	2.9
Alternative investments	121.3	110.4	107.7	9.9	2.5
Investments and partnerships	40.4	38.7	30.2	4.4	28.1
Assets under management	321.6	321.3	305.2	0.1	5.3
Average assets under management	317.5	312.4	292.8	1.6	6.7
Assets under management by currency (CHF billion)
USD	95.9	88.1	89.0	8.9	(1.0)
EUR	36.6	42.1	42.2	(13.1)	(0.2)
CHF	140.7	148.9	140.7	(5.5)	5.8
Other	48.4	42.2	33.3	14.7	26.7
Assets under management	321.6	321.3	305.2	0.1	5.3
Growth in assets under management (CHF billion)
Net new assets [1]	5.6	26.5	6.5	–	–
Other effects	(5.3)	(10.4)	28.6	–	–
of which market movements	7.6	0.7	16.1	–	–
of which foreign exchange	3.9	(8.0)	9.3	–	–
of which other	(16.8)	(3.1)	3.2	–	–
Growth in assets under management	0.3	16.1	35.1	–	–
Growth in assets under management (%)
Net new assets	1.7	8.7	2.4	–	–
Other effects	(1.6)	(3.4)	10.6	–	–
Growth in assets under management	0.1	5.3	13.0	–	–
1 Includes outflows for private equity assets reflecting realizations at cost and unfunded commitments on which a fee is no longer earned.

Asia Pacific
In 2016, we reported income before taxes of CHF 725 million and net revenues of CHF 3,597 million. Income before taxes increased 92% compared to 2015, mainly reflecting lower total operating expenses, partially offset by lower net revenues. Adjusted income before taxes was CHF 778 million in 2016.
Results Summary
2016 results
In 2016, we reported income before taxes of CHF 725 million and net revenues of CHF 3,597 million. Compared to 2015, income before taxes increased 92%, mainly due to lower total operating expenses, primarily reflecting the absence of the goodwill impairment charge of CHF 756 million in Investment Banking in 2015, partially offset by lower net revenues, particularly in equity sales and trading. Lower revenues in equity sales and trading were primarily driven by decreased client activity, particularly in Greater China. Private Banking revenues were higher, primarily reflecting increases in net interest income. Underwriting and advisory revenues improved significantly compared to 2015, with strong client activity in advisory, equity and debt underwriting. Compared to 2015, total operating expenses of CHF 2,846 million decreased 17%, mainly reflecting the absence of the goodwill impairment charge in 2015, partially offset by increased compensation and benefits driven by growth-related higher headcount, higher restructuring expenses and higher general and administrative expenses. Adjusted income before taxes of CHF 778 million decreased 32% compared to 2015.
Divisional results
	in / end of			% change
	2016	2015	2014	16 / 15	15 / 14
Statements of operations (CHF million)
Net revenues	3,597	3,839	3,335	(6)	15
Provision for credit losses	26	35	40	(26)	(13)
Compensation and benefits	1,665	1,557	1,425	7	9
General and administrative expenses	836	790	721	6	10
Commission expenses	292	321	249	(9)	29
Goodwill impairment	0	756	–	(100)	–
Restructuring expenses	53	3	–	–	–
Total other operating expenses	1,181	1,870	970	(37)	93
Total operating expenses	2,846	3,427	2,395	(17)	43
Income before taxes	725	377	900	92	(58)
Statement of operations metrics (%)
Return on regulatory capital	13.7	6.7	13.1	–	–
Cost/income ratio	79.1	89.3	71.8	–	–
Economic risk capital and return
Average economic risk capital (CHF million)	4,147	3,405	3,184	22	7
Pre-tax return on average economic risk capital (%) [1]	17.6	11.1	28.3	–	–
Number of employees (full-time equivalents)
Number of employees	6,980	6,590	5,910	6	12
1 Calculated using a return excluding interest costs for allocated goodwill.

Divisional results (continued)
	in / end of			% change
	2016	2015	2014	16 / 15	15 / 14
Net revenues (CHF million)
Private Banking	1,374	1,178	1,037	17	14
Investment Banking	2,223	2,661	2,298	(16)	16
Net revenues	3,597	3,839	3,335	(6)	15
Provision for credit losses (CHF million)
New provisions	72	74	50	(3)	48
Releases of provisions	(46)	(39)	(10)	18	290
Provision for credit losses	26	35	40	(26)	(13)
Balance sheet statistics (CHF million)
Total assets	97,221	85,929	105,574	13	(19)
Net loans	40,134	35,905	32,916	12	9
of which Private Banking	33,405	–	–	–	–
Risk-weighted assets	34,605	26,835	25,896	29	4
Leverage exposure	108,926	98,632	137,843	10	(28)
2015 results
In 2015, we reported income before taxes of CHF 377 million and net revenues of CHF 3,839 million. Compared to 2014, income before taxes decreased 58%, reflecting higher total operating expenses, partially offset by higher net revenues reflecting a strong performance in 2015, particularly in equity sales and trading and from the >>>UHNWI and >>>HNWI client business. Higher revenues in equity sales and trading were driven by increased client activity and favorable trading conditions. Private Banking revenues were higher, reflecting increases in net interest income, transaction-based revenues and recurring commissions and fees. Lower fixed income sales and trading revenues were primarily driven by financing, partially offset by an increase in developed markets rates products. Underwriting and advisory revenues declined compared to strong 2014 results, which included a significant client transaction, driven by a slowdown in underwriting activity due to unfavorable market conditions. Compared to 2014, total operating expenses of CHF 3,427 million increased 43%, reflecting the goodwill impairment charge in Investment Banking, increased compensation expenses driven by growth-related higher headcount, higher commission expenses and higher general and administrative expenses. Adjusted income before taxes of CHF 1,142 million increased 27% compared to 2014.
Capital and leverage metrics
As of the end of 2016, we reported risk-weighted assets of CHF 34.6 billion, an increase of CHF 7.8 billion compared to the end of 2015, mainly due to market risk allocation refinements, increases in commercial lending in line with our strategy and methodology changes. Leverage exposure was CHF 108.9 billion, reflecting an increase of CHF 10.3 billion compared to the end of 2015. This increase was primarily driven by increased HQLA, increases in commercial lending in line with our strategy and the foreign exchange impact from the strengthening of the US dollar against the Swiss franc, partially offset by lower inventory levels reflecting subdued market conditions and a reduction of positions, including the ongoing transfer of the systematic market making business to the Asset Management business of International Wealth Management.

Reconciliation of adjusted results
	Private Banking			Investment Banking			Asia Pacific
in	2016	2015	2014	2016	2015	2014	2016	2015	2014
Adjusted results (CHF million)
Net revenues	1,374	1,178	1,037	2,223	2,661	2,298	3,597	3,839	3,335
Provision for credit losses	32	18	4	(6)	17	36	26	35	40
Total operating expenses	970	816	723	1,876	2,611	1,672	2,846	3,427	2,395
Goodwill impairment	0	0	0	0	(756)	0	0	(756)	0
Restructuring expenses	(4)	(1)	–	(49)	(2)	–	(53)	(3)	–
Major litigation provisions	0	(6)	0	0	0	0	0	(6)	0
Adjusted total operating expenses	966	809	723	1,827	1,853	1,672	2,793	2,662	2,395
Income before taxes	372	344	310	353	33	590	725	377	900
Total adjustments	4	7	0	49	758	0	53	765	0
Adjusted income before taxes	376	351	310	402	791	590	778	1,142	900
Adjusted return on regulatory capital (%)	–	–	–	–	–	–	14.8	20.4	13.1
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjusted results" in Credit Suisse for further information.
Private Banking
2016 Results
Income before taxes of CHF 372 million increased 8% compared to 2015, primarily reflecting higher net revenues, partially offset by higher total operating expenses and higher provision for credit losses. Adjusted income before taxes of CHF 376 million increased 7% compared to 2015.
Net revenues
Net revenues of CHF 1,374 million increased 17% compared to 2015, mainly due to higher net interest income. Net interest income increased 35% to CHF 602 million, reflecting higher deposit margins and slightly higher loan margins on higher average deposit and loans volumes. Recurring commissions and fees increased 16% to CHF 302 million, primarily reflecting higher other commissions and fees, which included the positive impact of an adjustment relating to treasury allocations, higher investment product management fees, higher wealth structuring solutions fees and higher investment advisory fees. Transaction-based revenues increased 7% to CHF 486 million, mainly due to higher corporate advisory fees arising from integrated solutions, partially offset by lower brokerage and product issuing fees.
Provision for credit losses
The Private Banking loan portfolio primarily comprises >>>lombard loans, mainly backed by listed securities.
In 2016, Private Banking recorded a provision for credit losses of CHF 32 million, compared to a provision for credit losses of CHF 18 million in 2015. The higher provision for credit losses in 2016 was mainly in relation to a small number of share-based loans in Hong Kong which were impaired in the third quarter of 2016 due to their collateral values abruptly falling below their loan amounts.
Total operating expenses
Total operating expenses of CHF 970 million increased 19% compared to 2015, mainly reflecting higher compensation and benefits and higher general and administrative expenses. Compensation and benefits increased 25% to CHF 652 million, primarily driven by higher salary expenses reflecting growth-related higher headcount. General and administrative expenses increased 9% to CHF 267 million, mainly due to higher occupancy expenses and higher product development and solution expenses, partially offset by lower litigation provisions.

Results – Private Banking
	in / end of			% change
	2016	2015	2014	16 / 15	15 / 14
Statements of operations (CHF million)
Net revenues	1,374	1,178	1,037	17	14
Provision for credit losses	32	18	4	78	350
Compensation and benefits	652	522	455	25	15
General and administrative expenses	267	244	228	9	7
Commission expenses	47	49	40	(4)	23
Restructuring expenses	4	1	–	300	–
Total other operating expenses	318	294	268	8	10
Total operating expenses	970	816	723	19	13
Income before taxes	372	344	310	8	11
Statement of operations metrics (%)
Cost/income ratio	70.6	69.3	69.7	–	–
Net revenue detail (CHF million)
Net interest income	602	445	389	35	14
Recurring commissions and fees	302	260	237	16	10
Transaction-based revenues	486	456	411	7	11
Other revenues	(16)	17	0	–	–
Net revenues	1,374	1,178	1,037	17	14
Margins on assets under management (bp)
Gross margin [1]	86	79	76	–	–
Net margin [2]	23	23	23	–	–
Number of relationship managers
Number of relationship managers	640	580	510	10	14
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
2015 Results
Income before taxes of CHF 344 million increased 11% compared to 2014, primarily reflecting higher net revenues, partially offset by higher total operating expenses and higher provision for credit losses. Adjusted income before taxes of CHF 351 million increased 13% compared to 2014.
Net revenues
Net revenues of CHF 1,178 million increased 14% compared to 2014, mainly due to higher net interest income, transaction-based revenues and recurring commissions and fees. Net interest income increased 14% to CHF 445 million, reflecting higher loan and deposit margins on higher average loan and deposit volumes. Transaction-based revenues increased 11% to CHF 456 million, mainly due to higher fees from the foreign exchange client business and higher brokerage and product issuing fees, partially offset by lower corporate advisory fees arising from integrated solutions. Recurring commissions and fees increased 10% to CHF 260 million, primarily reflecting higher discretionary mandate management fees, wealth structuring solution fees and investment product management fees.
Provision for credit losses
In 2015, Private Banking recorded a provision for credit losses of CHF 18 million, compared to CHF 4 million in 2014. The increase in provision for credit losses reflected a small number of individual cases and was offset by gains from related credit hedges recorded in other revenues.
Total operating expenses
Total operating expenses of CHF 816 million increased 13% compared to 2014, mainly reflecting higher compensation and benefits and higher general and administrative expenses. Compensation and benefits increased 15% to CHF 522 million, primarily driven by higher salary and discretionary compensation expenses reflecting growth-related higher headcount. General and administrative expenses increased 7% to CHF 244 million, mainly due to higher litigation provisions and other administrative and infrastructure expenses.

Margins
Gross margin
Our gross margin was 86 basis points in 2016, seven basis points higher compared to 2015, mainly reflecting higher net interest income, partially offset by a 6.3% increase in average assets under management.
> Refer to “Assets under management” for further information.
Net margin
Our net margin was 23 basis points in 2016, stable compared to 2015, mainly reflecting higher net revenues, partially offset by higher total operating expenses.
Assets under management
As of the end of 2016, assets under management of CHF 166.9 billion were CHF 16.5 billion higher compared to the end of 2015, mainly reflecting net new assets of CHF 13.6 billion and favorable foreign exchange-related and market movements. Net new assets reflected inflows primarily from Greater China, Australia and South East Asia, partially offset by outflows in connection with the regularization of client assets of CHF 2.5 billion, mainly in South East Asia.
As of the end of 2015, assets under management were stable at CHF 150.4 billion compared to the end of 2014 as net new assets of CHF 17.8 billion were offset by a reclassification of CHF 9.1 billion assets under management to assets under custody within client assets due to the introduction of an updated assets under management policy in 2015 as well as unfavorable market and foreign exchange-related movements. Net new assets reflected inflows primarily from Greater China and South East Asia markets.
Assets under management – Private Banking
	in / end of			% change
	2016	2015	2014	16 / 15	15 / 14
Assets under management (CHF billion)
Assets under management	166.9	150.4	150.5	11.0	(0.1)
Average assets under management	159.5	150.0	137.0	6.3	9.5
Assets under management by currency (CHF billion)
USD	82.5	66.5	57.9	24.1	14.9
EUR	4.6	4.7	5.4	(2.1)	(13.0)
CHF	2.0	2.3	2.0	(13.0)	15.0
Other	77.8	76.9	85.2	1.2	(9.7)
Assets under management	166.9	150.4	150.5	11.0	(0.1)
Growth in assets under management (CHF billion)
Net new assets	13.6	17.8	17.5	–	–
Other effects	2.9	(17.9)	11.7	–	–
of which market movements	1.0	(4.9)	2.4	–	–
of which foreign exchange	4.8	(3.4)	10.4	–	–
of which other	(2.9)	(9.6)	(1.1)	–	–
Growth in assets under management	16.5	(0.1)	29.2	–	–
Growth in assets under management (%)
Net new assets	9.0	11.8	14.4	–	–
Other effects	2.0	(11.9)	9.7	–	–
Growth in assets under management	11.0	(0.1)	24.1	–	–
2016 net new assets and total assets under management updated since the 4Q16 Earnings Release to reflect a correction.

Investment Banking
2016 Results
Income before taxes increased CHF 320 million to CHF 353 million compared to 2015, primarily reflecting the absence of the goodwill impairment charge of CHF 756 million in 2015, partially offset by lower net revenues. Adjusted income before taxes of CHF 402 million decreased 49% compared to 2015.
Net revenues
Net revenues of CHF 2,223 million decreased 16% compared to 2015, primarily due to lower equity sales and trading revenues, partially offset by higher underwriting and advisory revenues. Equity sales and trading revenues decreased 30% to CHF 1,314 million, mainly due to decreases in systematic market making and derivatives, partially offset by the positive impact of CHF 65 million in derivatives in 2016, resulting from a recalibration of the valuation model for certain hybrid instruments to reflect increased observability of pricing data and a more standardized approach across products, and the positive net fair value impact in derivatives from an impaired loan portfolio in recovery management of CHF 54 million. Underwriting and advisory revenues increased 38% to CHF 402 million, due to higher advisory, equity and debt underwriting fees resulting from increased market activity and higher share of wallet, which refers to our share of the overall fee pool for the respective products. Fixed income sales and trading revenues increased 4% to CHF 635 million, mainly due to higher revenues from developed markets rates products, which included a positive impact of CHF 33 million in 2016 resulting from an increase in the funding value of certain structured deposits originated in Asia Pacific, partially offset by lower revenues from emerging markets rates products.
Provision for credit losses
In 2016, Investment Banking recorded a release of provision for credit losses of CHF 6 million, compared to a provision for credit losses of CHF 17 million in 2015.
Total operating expenses
Total operating expenses of CHF 1,876 million decreased 28% compared to 2015, mainly reflecting the absence of the goodwill impairment charge of CHF 756 million in 2015, partially offset by higher restructuring expenses. Commission expenses decreased 10% to CHF 245 million, primarily reflecting lower client trading volumes in equities. Compensation and benefits decreased slightly to CHF 1,013 million, mainly due to lower discretionary compensation expenses and lower deferred compensation expenses from prior-year awards, partially offset by higher salary expenses reflecting growth-related hires in the advisory, underwriting and financing businesses. Restructuring expenses increased CHF 47 million to CHF 49 million, reflecting ongoing cost management initiatives. General and administrative expenses increased 4% to CHF 569 million, mainly due to higher expenses for contractors, outsourced services and consultants, partially offset by lower litigation provisions. Adjusted total operating expenses of CHF 1,827 million were stable compared to 2015.
Results – Investment Banking
	in / end of			% change
	2016	2015	2014	16 / 15	15 / 14
Statements of operations (CHF million)
Net revenues	2,223	2,661	2,298	(16)	16
Provision for credit losses	(6)	17	36	–	(53)
Compensation and benefits	1,013	1,035	970	(2)	7
General and administrative expenses	569	546	493	4	11
Commission expenses	245	272	209	(10)	30
Goodwill impairment	0	756	–	(100)	–
Restructuring expenses	49	2	–	–	–
Total other operating expenses	863	1,576	702	(45)	125
Total operating expenses	1,876	2,611	1,672	(28)	56
Income before taxes	353	33	590	–	(94)
Statement of operations metrics (%)
Cost/income ratio	84.4	98.1	72.8	–	–
Net revenue detail (CHF million)
Fixed income sales and trading	635	608	653	4	(7)
Equity sales and trading	1,314	1,872	1,383	(30)	35
Underwriting and advisory	402	292	397	38	(26)
Other revenues	(128)	(111)	(135)	15	(18)
Net revenues	2,223	2,661	2,298	(16)	16
Fixed income sales and trading includes developed markets rates products, financing, emerging markets rates products and credit trading. Equity sales and trading includes cash equities, derivatives, prime services and systematic market making. Underwriting and advisory includes debt and equity underwriting and advisory and other fees. Other revenues primarily include integrated solutions revenues paid to other businesses.

2015 Results
Income before taxes of CHF 33 million decreased 94% compared to 2014, primarily reflecting the goodwill impairment charge of CHF 756 million in 2015, partially offset by higher net revenues reflecting a strong performance in 2015, particularly in equity sales and trading. Adjusted income before taxes of CHF 791 million increased 34% compared to 2014.
Net revenues
Net revenues of CHF 2,661 million increased 16% compared to 2014, mainly reflecting higher equity sales and trading revenues, partially offset by lower underwriting and advisory revenues and lower fixed income sales and trading revenues. Equity sales and trading revenues increased 35% to CHF 1,872 million, reflecting increased client activity and favorable trading conditions, primarily in derivatives and systematic market making. Underwriting and advisory revenues decreased 26% to CHF 292 million, reflecting declines in IPO and related follow-on activities, M&A transactions and the impact of a significant client transaction in 2014. Fixed income sales and trading revenues decreased 7% to CHF 608 million, primarily driven by financing activities, partially offset by an increase in rates products driven by increased client activity.
Provision for credit losses
In 2015, Investment Banking recorded a provision for credit losses of CHF 17 million, compared to a provision for credit losses of CHF 36 million in 2014. Provision for credit losses decreased, mainly reflecting additional provisions on existing impaired loans in 2015 compared to new impaired loans in 2014.
Total operating expenses
Total operating expenses of CHF 2,611 million increased 56% compared to 2014, mainly reflecting the goodwill impairment charge in Investment Banking in 2015, increased compensation expenses driven by growth-related higher headcount, higher commission expenses and higher general and administrative expenses. Compensation and benefits increased 7% to CHF 1,035 million, driven by higher deferred compensation expenses from prior-year awards and higher salary and discretionary compensation expenses reflecting growth-related higher headcount. Commission expenses increased 30% to CHF 272 million, primarily reflecting higher client trading volumes in equities. General and administrative expenses increased 11% to CHF 546 million, mainly due to higher litigation provisions, higher other administrative expenses and increased training and consulting expenses. Adjusted total operating expenses of CHF 1,853 million increased 11% compared to 2014.

Global Markets
In 2016, Global Markets reported income before taxes of CHF 48 million and net revenues of CHF 5,497 million. Net revenues declined 19% compared to 2015, as challenging trading conditions resulted in reduced client activity.
Results Summary
2016 results
In 2016, we reported income before taxes of CHF 48 million and net revenues of CHF 5,497 million. Compared to 2015, net revenues decreased 19%, as challenging trading conditions resulted in low levels of client activity. Equities revenues declined 20%, credit revenues declined 18% and solutions revenues declined 19%. Total operating expenses were CHF 5,452 million, down 38% compared to 2015, reflecting the goodwill impairment of CHF 2,661 million in 2015. Adjusted total operating expenses of CHF 5,228 million decreased 9% compared to 2015, reflecting lower compensation and benefits and decreased costs related to our risk, regulatory and compliance infrastructure. Adjusted income before taxes was CHF 272 million in 2016, compared to CHF 1,057 million in 2015.
Divisional results
	in / end of			% change
	2016	2015	2014	16 / 15	15 / 14
Statements of operations (CHF million)
Net revenues	5,497	6,826	7,426	(19)	(8)
Provision for credit losses	(3)	10	7	–	43
Compensation and benefits	2,725	3,105	3,038	(12)	2
General and administrative expenses	2,001	2,322	1,847	(14)	26
Commission expenses	509	563	520	(10)	8
Goodwill impairment	0	2,661	0	(100)	–
Restructuring expenses	217	96	–	126	–
Total other operating expenses	2,727	5,642	2,367	(52)	138
Total operating expenses	5,452	8,747	5,405	(38)	62
Income/(loss) before taxes	48	(1,931)	2,014	–	–
Statement of operations metrics (%)
Return on regulatory capital	0.4	(11.2)	11.7	–	–
Cost/income ratio	99.2	128.1	72.8	–	–
Economic risk capital and return
Average economic risk capital (CHF million)	9,928	12,372	11,325	(20)	9
Pre-tax return on average economic risk capital (%) [1]	0.9	(14.9)	18.6	–	–
Balance sheet statistics (CHF million, except where indicated)
Total assets	239,700	234,276	337,443	2	(31)
Risk-weighted assets	51,713	62,838	60,290	(18)	4
Risk-weighted assets (USD)	50,556	63,527	60,922	(20)	4
Leverage exposure	284,143	276,656	372,949	3	(26)
Leverage exposure (USD)	277,787	279,691	376,857	(1)	(26)
Number of employees (full-time equivalents)
Number of employees	11,530	12,000	10,930	(4)	10
1 Calculated using a return excluding interest costs for allocated goodwill.

Divisional results (continued)
	in			% change
	2016	2015	2014	16 / 15	15 / 14
Net revenue detail (CHF million)
Equities	1,839	2,295	2,387	(20)	(4)
Credit	2,463	2,996	3,587	(18)	(16)
Solutions	1,364	1,686	1,645	(19)	2
Other	(169)	(151)	(193)	12	(22)
Net revenues	5,497	6,826	7,426	(19)	(8)
Reconciliation of adjusted results
	Global Markets
in	2016	2015	2014
Adjusted results (CHF million)
Net revenues	5,497	6,826	7,426
Provision for credit losses	(3)	10	7
Total operating expenses	5,452	8,747	5,405
Goodwill impairment	0	(2,661)	0
Restructuring expenses	(217)	(96)	–
Major litigation provisions	(7)	(231)	(60)
Adjusted total operating expenses	5,228	5,759	5,345
Income/(loss) before taxes	48	(1,931)	2,014
Total adjustments	224	2,988	60
Adjusted income/(loss) before taxes	272	1,057	2,074
Adjusted return on regulatory capital (%)	2.0	6.7	12.0
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjusted results" in Credit Suisse for further information.
2015 results
In 2015, we reported a loss before taxes of CHF 1,931 million, including the goodwill impairment charge of CHF 2,661 million, and net revenues of CHF 6,826 million. Net revenues declined 8% compared to 2014, reflecting challenging trading conditions, low levels of client activity and decreased issuance activity. Revenues from our credit business declined 16%, equities declined 4% and solutions increased 2%. Total operating expenses were CHF 8,747 million, up 62% compared to 2014, and included the goodwill impairment charge of CHF 2,661 million. Adjusted income before taxes was CHF 1,057 million in 2015, compared to CHF 2,074 million in 2014.
Capital and leverage metrics
At the end of 2016, we reported risk-weighted assets of USD 50.6 billion, below our year-end 2016 target of USD 60 billion. Risk-weighted assets decreased 20% compared to 2015 primarily reflecting business reductions. Leverage exposure was USD 277.8 billion, which was below our year-end 2016 target of USD 290 billion. Leverage exposure was stable compared to 2015.
2016 Results
Equities
Equities revenues of CHF 1,839 million declined 20%, compared to 2015, reflecting challenging operating conditions. Systematic market making revenues declined due to low volatility. Prime services revenues declined, reflecting our resized business model compared to 2015. Cash equities revenues were lower, reflecting a decline in Europe, Middle East and Africa (EMEA) trading volumes. In addition, underwriting revenues declined, primarily due to reduced industry-wide issuance activity.
Credit
Credit revenues of CHF 2,463 million declined 18%, compared to 2015, primarily due to lower securitized products revenues as we significantly reduced our risk and capital profile. This was partially offset by higher global credit product revenues, reflecting improved leveraged finance trading activity due to a significant rebound in US high yield and loan trading.
Solutions
Solutions revenues of CHF 1,364 million declined 19%, compared to 2015, reflecting lower equity derivatives revenues mainly due to decreased structured and flow derivatives reflecting lower volatility, partially offset by improved convertibles revenues. Global macro products revenues declined, due to lower capital usage and the exit of our European rates business as we resized the franchise. In addition, emerging markets revenues declined, primarily due to lower structured products results, partially offset by improved Brazil trading activity.
Provision for credit losses
Global Markets recorded a release of provision for credit losses of CHF 3 million in 2016 and a provision for credit losses of CHF 10 million in 2015. The release of provision reflected the stabilization in the energy sector.
Total operating expenses
Compared to 2015, total operating expenses of CHF 5,452 million decreased 38%, primarily due to the goodwill impairment charge of CHF 2,661 million in 2015. Compensation and benefits decreased 12%, reflecting lower deferred compensation expenses from prior-year awards and lower salary expenses. General and administrative expenses decreased, reflecting reduced cost related to our risk, regulatory and compliance infrastructure. In addition, we incurred restructuring expenses of CHF 217 million. Adjusted total operating expenses decreased 9%.
2015 Results
Equities
Equities revenues of CHF 2,295 million declined 4% compared to 2014, primarily driven by weak cash equities performance due to difficult trading conditions in Latin America, where we have a strong market position, and lower underwriting revenues. These declines were partially offset by higher systematic market making revenues, reflecting increased market volatility. We also had slightly increased prime services revenues despite significantly reduced leverage exposure, reflecting continued progress on our client portfolio optimization strategy.
Credit
Credit revenues of CHF 2,996 million declined 16% compared to 2014, primarily driven by weak performance across global credit products and securitized products. During the second half of 2015, a significant widening in US high yield spreads, comparable to peak 2011 levels, resulted in reduced client activity and low levels of market liquidity. As a result, global credit products revenues declined significantly, primarily due to subdued leveraged finance trading activity given challenging market conditions. Underwriting revenues declined, primarily due to weak debt underwriting revenues, reflecting lower leveraged finance activity in the US, partially offset by higher investment-grade revenues. In addition, securitized products revenues decreased, driven by lower non-agency and agency performance, partially offset by improved asset finance revenues.
Solutions
Solutions revenues of CHF 1,686 million increased 2% compared to 2014, primarily due to higher global macro products revenues, reflecting improved US rates performance from increased client activity following the US Federal Reserve rate hike. This increase was partially offset by lower equity derivatives results, reflecting lower convertibles and fund-linked products performance, while structured and flow derivatives increased. In addition, emerging markets revenues declined, reflecting weak performance across all regions, particularly in Latin America, and in our financing business.
Provision for credit losses
Global Markets recorded a provision for credit losses of CHF 10 million in 2015 and CHF 7 million in 2014.
Total operating expenses
Compared to 2014, total operating expenses of CHF 8,747 million increased 62%, primarily due to the goodwill impairment charge of CHF 2,661 million in 2015. Compensation and benefits increased 2%, reflecting the foreign exchange impact of the strengthening of the US dollar against the Swiss Franc and higher salaries. In US dollars, compensation and benefits declined 3%, reflecting lower deferred compensation expenses from prior-year awards and lower discretionary compensation expenses. General and administrative expenses increased, reflecting increased investments in our risk, regulatory and compliance infrastructure and higher litigation provisions. In addition, we incurred restructuring expenses of CHF 96 million. Adjusted total operating expenses increased 8%.

Investment Banking & Capital Markets
In 2016, Investment Banking & Capital Markets reported income before taxes of CHF 261 million and net revenues of CHF 1,972 million. Net revenues increased 10% compared to 2015, outperforming the industry-wide fee pool which was down 7%. Profitability was positively impacted by an improved share of wallet and increased debt underwriting and advisory revenues.
Results Summary
2016 results
In 2016, we reported income before taxes of CHF 261 million and net revenues of CHF 1,972 million. Net revenues increased 10% compared to 2015. Debt underwriting revenues of CHF 934 million increased 15% on higher leveraged finance and derivatives financing revenues and significant mark-to-market losses related to our underwriting commitments in 2015. Advisory and other fees of CHF 849 million increased 14%, mainly reflecting higher revenues from completed M&A transactions. Equity underwriting revenues of CHF 312 million decreased 17%, primarily reflecting a decrease in the industry-wide fee pool for IPOs and follow-on offerings. Total operating expenses of CHF 1,691 million decreased 20%, primarily due to the goodwill impairment charge of CHF 380 million incurred in 2015 and lower deferred compensation expense. Adjusted income before taxes was CHF 289 million in 2016, compared to CHF 88 million in 2015.
Divisional results
	in / end of			% change
	2016	2015	2014	16 / 15	15 / 14
Statements of operations (CHF million)
Net revenues	1,972	1,787	2,109	10	(15)
Provision for credit losses	20	0	(1)	–	100
Compensation and benefits	1,237	1,265	1,187	(2)	7
General and administrative expenses	424	432	410	(2)	5
Commission expenses	2	2	2	–	–
Goodwill impairment	0	380	0	(100)	–
Restructuring expenses	28	22	–	27	–
Total other operating expenses	454	836	412	(46)	103
Total operating expenses	1,691	2,101	1,599	(20)	31
Income/(loss) before taxes	261	(314)	511	–	–
Statement of operations metrics (%)
Return on regulatory capital	10.7	(15.4)	27.4	–	–
Cost/income ratio	85.8	117.6	75.8	–	–
Economic risk capital and return
Average economic risk capital (CHF million)	4,652	3,717	3,259	25	14
Pre-tax return on average economic risk capital (%) [1]	5.7	(8.4)	15.7	–	–
Balance sheet statistics (CHF million, except where indicated)
Total assets	20,784	18,712	13,839	11	35
Risk-weighted assets	18,027	16,150	12,167	12	33
Risk-weighted assets (USD)	17,624	16,327	12,294	8	33
Leverage exposure	45,571	40,898	39,954	11	2
Leverage exposure (USD)	44,552	41,347	40,373	8	2
Number of employees (full-time equivalents)
Number of employees	3,090	2,810	2,440	10	15
1 Calculated using a return excluding interest costs for allocated goodwill.

Divisional results (continued)
	in			% change
	2016	2015	2014	16 / 15	15 / 14
Net revenue detail (CHF million)
Debt underwriting	934	809	1,032	15	(22)
Equity underwriting	312	376	494	(17)	(24)
Advisory and other fees	849	748	616	14	21
Other	(123)	(146)	(33)	(16)	342
Net revenues	1,972	1,787	2,109	10	(15)
Reconciliation of adjusted results
	Investment Banking & Capital Markets
in	2016	2015	2014
Adjusted results (CHF million)
Net revenues	1,972	1,787	2,109
Provision for credit losses	20	–	(1)
Total operating expenses	1,691	2,101	1,599
Goodwill impairment	0	(380)	0
Restructuring expenses	(28)	(22)	–
Adjusted total operating expenses	1,663	1,699	1,599
Income/(loss) before taxes	261	(314)	511
Total adjustments	28	402	0
Adjusted income before taxes	289	88	511
Adjusted return on regulatory capital (%)	11.9	4.6	27.4
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjusted results" in Credit Suisse for further information.
2015 results
In 2015, we reported a loss before taxes of CHF 314 million, including the goodwill impairment charge of CHF 380 million, and net revenues of CHF 1,787 million. Net revenues declined 15% compared to 2014. Debt underwriting revenues of CHF 809 million were down 22% on lower leveraged finance revenues and significant mark-to-market losses related to our underwriting commitments. Equity underwriting revenues of CHF 376 million were down 24%, primarily reflecting a decrease in the industry-wide fee pool for IPOs. Advisory revenues of CHF 748 million were up 21%, driven by an increase in the industry-wide fee pool. 2015 results also reflected mark-to-market losses in our corporate lending portfolio recognized in other revenues. Total operating expenses of CHF 2,101 million were up 31% compared to 2014, primarily reflecting the goodwill impairment charge, higher compensation and benefits and restructuring expenses in 2015. Adjusted income before taxes was CHF 88 million in 2015, compared to CHF 511 million in 2014.
Capital and leverage metrics
At the end of 2016, risk-weighted assets were USD 17.6 billion, an increase of USD 1.3 billion compared to the end of 2015. The change was driven by increased ownership of the Corporate Bank and methodology changes, partially offset by reduced underwriting exposure. We reported leverage exposure of USD 44.6 billion, an increase of USD 3.2 billion compared to the end of 2015. The change in leverage exposure was also driven by increased ownership of the Corporate Bank, partially offset by reductions in underwriting exposure
2016 Results
Advisory and other fees
In 2016, revenues from advisory and other fees of CHF 849 million increased 14% compared to 2015, as higher revenues from completed M&A transactions and an increase in our share of wallet offset a decrease in the industry-wide fee pool. Share of wallet refers to our share of the industry-wide fee pool for the respective products.
Debt underwriting
In 2016, debt underwriting revenues of CHF 934 million increased 15% compared to 2015, driven by significantly higher leveraged finance revenues and mark-to-market losses related to our underwriting commitments in 2015.
Equity underwriting
In 2016, equity underwriting revenues of CHF 312 million decreased 17% compared to 2015, primarily reflecting a decrease in the industry-wide fee pool for IPOs and follow-on offerings.

Provision for credit losses
In 2016, Investment Banking & Capital Markets recorded a provision for credit losses of CHF 20 million, primarily relating to the energy sector.
Total operating expenses
Total operating expenses of CHF 1,691 million decreased 20% compared to 2015, primarily due to the goodwill impairment charge of CHF 380 million in 2015, and lower deferred compensation expense. These decreases were partially offset by a higher discretionary compensation accrual, market-based salary increases and higher restructuring expenses.
2015 Results
Advisory and other fees
Revenues from advisory and other fees of CHF 748 million increased 21% compared to 2014, driven by a higher number of completed M&A transactions, reflecting an increase in the industry-wide fee pool.
Debt underwriting
Debt underwriting revenues of CHF 809 million decreased 22% compared to 2014, primarily driven by lower leveraged finance revenues and significant mark-to-market losses related to our underwriting commitments. Leveraged finance revenues were lower on reduced leveraged loan activity amid significant market volatility.
Equity underwriting
Equity underwriting revenues of CHF 376 million decreased 24% compared to 2014, driven by lower revenues from IPOs, reflecting declines in industry-wide issuance activity. Revenues from follow-on offerings were higher despite a decrease in industry-wide activity, driven by share of wallet gains.
Total operating expenses
Total operating expenses of CHF 2,101 million increased CHF 502 million compared to 2014, mainly reflecting the goodwill impairment charge of CHF 380 million, higher compensation and benefits and restructuring expenses of CHF 22 million in 2015. Compensation and benefits increased 7% to CHF 1,265 million as a result of market-based salary increases and investment in strategic hires as part of our growth strategy. These increases were partially offset by a decrease in discretionary compensation expenses. General and administrative expenses increased 5% to CHF 432 million, primarily driven by investments in our risk and compliance infrastructure. On an adjusted basis, total operating expenses increased 6% to CHF 1,699 million in 2015.
Global advisory and underwriting revenues
The Group’s global advisory and underwriting business operates across multiple business divisions that work in close collaboration with each other to generate these revenues. In order to reflect the global performance and capabilities of this business and for enhanced comparability versus its peers, the following table aggregates total advisory and underwriting revenues for the Group into a single metric in US dollar terms before cross-divisional revenue sharing agreements.
	in		% change
	2016	2015	YoY
Global advisory and underwriting revenues (USD million)
Global advisory and underwriting revenues	3,771	3,460	9
of which advisory and other fees	1,046	872	20
of which debt underwriting	1,967	1,702	16
of which equity underwriting	758	886	(14)

Strategic Resolution Unit
In 2016, the Strategic Resolution Unit reported a loss before taxes of CHF 5,759 million, including significant litigation provisions of CHF 2,792 million, primarily related to the RMBS settlements. The division decreased its risk-weighted assets by USD 28.8 billion and its leverage exposure by USD 67.0 billion compared to the end of 2015.
results summary
2016 results
We reported a loss before taxes of CHF 5,759 million, including significant litigation provisions of CHF 2,792 million, primarily related to the settlements with the DOJ and the NCUA regarding our legacy RMBS, compared to a loss before taxes of CHF 2,652 million in 2015. In 2016, we reported an adjusted loss before taxes of CHF 2,943 million, compared to CHF 2,206 million in 2015.
Negative net revenues of CHF 1,271 million in 2016 were driven by overall funding costs, valuation adjustments and exit costs, partially offset by revenues from our legacy cross-border and small markets businesses. Valuation adjustments in 2016 primarily reflected mark-to-market losses on our legacy investment banking portfolio, including our distressed credit and emerging markets loan portfolio. Net revenues decreased CHF 1,782 million compared to 2015, primarily driven by lower revenues from the restructuring of our select onshore businesses and higher overall funding costs. Provision for credit losses was CHF 111 million in 2016 compared to CHF 137 million in 2015. Total operating expenses were CHF 4,377 million in 2016, including CHF 3,590 million of general and administrative expenses, of which CHF 2,792 million were litigation provisions, primarily relating to the RMBS settlements, and CHF 612 million of compensation and benefits.
In 2016, we reported adjusted total operating expenses of CHF 1,563 million, compared to CHF 2,580 million in 2015.
Divisional results
	in / end of			% change
	2016	2015	2014	16 / 15	15 / 14
Statements of operations (CHF million)
Net revenues	(1,271)	511	1,838	–	(72)
of which from noncontrolling interests without significant economic interest	27	11	427	145	(97)
Provision for credit losses	111	137	33	(19)	315
Compensation and benefits	612	1,168	1,214	(48)	(4)
General and administrative expenses	3,590	1,539	3,516	133	(56)
of which litigation provisions	2,792	417	2,536	–	(84)
Commission expenses	54	163	182	(67)	(10)
Restructuring expenses	121	156	–	(22)	–
Total other operating expenses	3,765	1,858	3,698	103	(50)
Total operating expenses	4,377	3,026	4,912	45	(38)
of which from noncontrolling interests without significant economic interest	23	22	32	5	(31)
Loss before taxes	(5,759)	(2,652)	(3,107)	117	(15)
of which from noncontrolling interests without significant economic interest	4	(11)	395	–	–
Balance sheet statistics (CHF million)
Total assets	80,297	100,823	130,211	(20)	(23)
Risk-weighted assets	45,441	72,424	78,509	(37)	(8)
Risk-weighted assets (USD)	44,425	73,218	79,332	(39)	(8)
Leverage exposure	105,768	168,544	251,548	(37)	(33)
Leverage exposure (USD)	103,402	170,393	254,184	(39)	(33)
Number of employees (full-time equivalents)
Number of employees	1,830	3,200	4,360	(43)	(27)

Divisional results (continued)
	in			% change
	2016	2015	2014	16 / 15	15 / 14
Net revenue detail (CHF million)
Restructuring of select onshore businesses	154	757	911	(80)	(17)
Legacy cross-border and small markets businesses	194	291	403	(33)	(28)
Restructuring of former Asset Management division	(90)	(109)	167	(17)	–
Legacy investment banking portfolio	(1,253)	(281)	283	346	–
Legacy funding costs	(315)	(251)	(219)	25	15
Other	12	93	(134)	(87)	–
Noncontrolling interests without significant economic interest	27	11	427	145	(97)
Net revenues	(1,271)	511	1,838	–	(72)
Reconciliation of adjusted results
	Strategic Resolution Unit
in	2016	2015	2014
Adjusted results (CHF million)
Net revenues	(1,271)	511	1,838
Real estate gains	(4)	0	0
Losses on business sales	6	0	0
Adjusted net revenues	(1,269)	511	1,838
Provision for credit losses	111	137	33
Total operating expenses	4,377	3,026	4,912
Restructuring expenses	(121)	(156)	–
Major litigation provisions	(2,693)	(290)	(2,325)
Adjusted total operating expenses	1,563	2,580	2,587
Loss before taxes	(5,759)	(2,652)	(3,107)
Total adjustments	2,816	446	2,325
Adjusted loss before taxes	(2,943)	(2,206)	(782)
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjusted results" in Credit Suisse for further information.
2015 results
We reported a loss before taxes of CHF 2,652 million compared to CHF 3,107 million in 2014. In 2015, we reported an adjusted loss before taxes of CHF 2,206 million, compared to CHF 782 million in 2014.
Net revenues of CHF 511 million included net revenues relating to the restructuring of our select onshore businesses and our legacy cross-border and small markets businesses, partially offset by overall funding costs and valuation adjustments, primarily driven by mark-to-market losses on our legacy investment banking portfolio, and the restructuring of our former Asset Management division. Provision for credit losses was CHF 137 million in 2015, primarily relating to the restructuring of our select onshore businesses. Total operating expenses were CHF 3,026 million in 2015, including CHF 1,539 million of general and administrative expenses, of which CHF 417 million were litigation provisions, and CHF 1,168 million of compensation and benefits.
In 2015, we reported adjusted total operating expenses of CHF 2,580 million, compared to CHF 2,587 million in 2014.
Capital and leverage metrics
At the end of 2016, we reported risk-weighted assets of USD 44.4 billion, a decrease of USD 28.8 billion compared to the end of 2015. The decrease was driven by a broad range of transactions, including the sale of loan portfolios and cash credit assets, in addition to a large number of unwinds, restructurings and compressions across our global macro products and credit derivative products. Leverage exposure was USD 103.4 billion at the end of 2016, reflecting a decrease of USD 67.0 billion compared to the end of 2015. The decrease was primarily driven by the execution of a purchase and sale agreement on the entire credit derivative swap portfolio and the sale or run-off of loans mainly relating to our legacy US private banking business.
In the fourth quarter of 2016, certain derivative positions in the Strategic Resolution Unit received regulatory approval to apply updated capital models and as a result were transferred to our Global Markets division. Additionally, the division completed the sale to an institutional investor of a significant portfolio of senior loans to certain global private equity and asset management companies and the Global Markets division entered into a co-investment agreement with such institutional investor. Pursuant to the terms of this transaction, Global Markets will, among other things, originate new loan facilities and hold a minority interest in the transferred loans and any newly originated facilities. The combined impact on risk-weighted assets and leverage exposure for Global Markets was USD 3 billion and USD 8 billion, respectively.
2016 results
Net revenues
We reported negative net revenues of CHF 1,271 million in 2016 compared to net revenues of CHF 511 million in 2015. The decrease in net revenues was driven by lower revenues from the restructuring of our select onshore businesses, in particular the transfer of our US private banking business, which was announced in 2015, higher overall funding costs and higher negative valuation adjustments. Valuation adjustments in 2016 primarily reflected mark-to-market losses on our legacy investment banking portfolio, including our distressed credit and emerging markets loan portfolio. The lower revenues also reflected higher exit costs relating to our legacy investment banking portfolio and the restructuring of our former Asset Management business.
Provision for credit losses
Provision for credit losses was CHF 111 million in 2016 compared to CHF 137 million in 2015. Provisions in 2016 mainly related to the ship finance sector and provisions in 2015 primarily related to the energy sector, principally from our legacy US private banking business.
Total operating expenses
Total operating expenses of CHF 4,377 million increased CHF 1,351 million compared to 2015, reflecting significant litigation provisions of CHF 2,792 million in 2016, primarily related to the RMBS settlements, partially offset by lower compensation and benefits and commission expenses as a result of various cost reduction initiatives, as well as the transfer of our US private banking business. Total operating expenses in 2016 included CHF 121 million of restructuring expenses and costs of CHF 220 million to meet requirements related to the settlements with US authorities regarding US cross-border matters. Adjusted total operating expenses were CHF 1,563 million in 2016, compared to CHF 2,580 million in 2015, a decline of 39%.
2015 results
Net revenues
We reported net revenues of CHF 511 million in 2015 compared to CHF 1,838 million in 2014. The decrease was primarily driven by higher valuation adjustments and lower revenues from noncontrolling interests without significant economic interest. Valuation adjustments in 2015 primarily reflected mark-to-market losses on our legacy investment banking portfolio and the restructuring of our former Asset Management division.
Provision for credit losses
Provision for credit losses was CHF 137 million in 2015 compared to CHF 33 million in 2014, the increase was primarily related to the restructuring of our select onshore businesses, including our legacy US private banking business.
Total operating expenses
Total operating expenses decreased from CHF 4,912 million in 2014 to CHF 3,026 million in 2015, mainly due to lower litigation provisions. Litigation provisions decreased from CHF 2,536 million in 2014 to CHF 417 million in 2015. Litigation provisions in 2014 included CHF 1,618 million relating to the final settlement of all outstanding US cross-border matters and CHF 841 million primarily in connection with mortgage-related matters. Total operating expenses in 2015 included CHF 156 million of restructuring expenses and costs of CHF 262 million to meet requirements related to the settlements with US authorities regarding US cross-border matters. Adjusted total operating expenses were CHF 2,580 million in 2015, which was stable when compared to 2014.

Corporate Center
Corporate Center includes parent company operations such as Group financing, expenses for projects sponsored by the Group and certain expenses and revenues that have not been allocated to the segments. It also includes consolidation and elimination adjustments required to eliminate intercompany revenues and expenses.
Corporate services and business support, including in finance, operations, human resources, legal, compliance, risk management and IT, are provided by corporate functions, and the related costs are allocated to the segments and the Corporate Center based on their requirements and other relevant measures. Beginning in the fourth quarter of 2016, responsibility for the management of certain segment-specific IT infrastructure and operations costs was transferred directly to the segments resulting in lower expense allocations from the Corporate Center to the segments. Prior periods for Corporate Center-related expense allocations have been restated to conform to the current presentation.
Corporate Center results
	in / end of			% change
	2016	2015	2014	16 / 15	15 / 14
Statements of operations (CHF million)
Net revenues	71	561	680	(87)	(18)
Provision for credit losses	(1)	(1)	1	0	–
Compensation and benefits	277	351	358	(21)	(2)
General and administrative expenses	399	465	288	(14)	61
Commission expenses	76	46	8	65	475
Restructuring expenses	7	0	–	–	–
Total other operating expenses	482	511	296	(6)	73
Total operating expenses	759	862	654	(12)	32
Income/(loss) before taxes	(687)	(300)	25	129	–
Balance sheet statistics (CHF million)
Total assets	62,413	64,621	24,440	(3)	164
Risk-weighted assets [1]	17,338	18,467	16,354	(6)	13
Leverage exposure [1]	59,374	63,090	18,810	(6)	235
1 Disclosed on a look-through basis.
2016 results
In 2016, Corporate Center recorded a loss before taxes of CHF 687 million compared to CHF 300 million in 2015. Compensation and benefits mainly reflected fair value adjustments on certain deferred compensation plans not allocated to the segments and certain deferred compensation retention awards relating to Global Markets and Investment Banking & Capital Markets, which are intended to support the restructuring of the Group through the end of 2017. General and administrative expenses primarily reflected costs associated with the evolution of our legal entity structure to meet developing and future regulatory requirements. Other revenues include required elimination adjustments associated with trading in own shares.
2015 results
In 2015, Corporate Center recorded a loss before taxes of CHF 300 million compared to income before taxes of CHF 25 million in 2014, primarily reflecting lower fair value gains from movements in own credit spreads of CHF 298 million in 2015, compared to CHF 543 million in 2014, and higher expenses in connection with the legal entity program in 2015.

Corporate Center results (continued)
	in			% change
	2016	2015	2014	16 / 15	15 / 14
Net revenue detail (CHF million)
Treasury results	(160)	69	(78)	–	–
Fair value impact from movements in own credit spreads [1]	0	298	543	(100)	(45)
Other	231	194	215	19	(10)
Net revenues	71	561	680	(87)	(18)
1
We early adopted certain sections of ASU 2016-01 which require that changes in fair value relating to the instrument-specific credit risk of fair value option-elected financial liabilities be presented separately in accumulated other comprehensive income. Therefore, fair value gains or losses from movements in own credit spreads are no longer recorded in the Corporate Center beginning in the first quarter of 2016.

Corporate Center – expenses before and after service allocation to divisions
	in			% change
	2016	2015	2014	16 / 15	15 / 14
Statements of expenses (CHF million)
Compensation and benefits	2,571	2,571	2,578	0	0
General and administrative expenses	2,978	3,439	3,085	(13)	11
Commission expenses	76	46	8	65	475
Restructuring expenses	166	106	–	57	–
Total other operating expenses	3,220	3,591	3,093	(10)	16
Total operating expenses before allocations to divisions	5,791	6,162	5,671	(6)	9
Net allocation to divisions	5,032	5,300	5,017	(5)	6
of which Swiss Universal Bank	1,021	1,217	1,122	(16)	8
of which International Wealth Management	789	798	890	(1)	(10)
of which Asia Pacific	669	648	605	3	7
of which Global Markets	1,732	1,698	1,564	2	9
of which Investment Banking & Capital Markets	279	262	231	6	13
of which Strategic Resolution Unit	542	677	605	(20)	12
Total operating expenses	759	862	654	(12)	32

Assets under management
As of the end of 2016, assets under management were CHF 1,251.1 billion, 3.0% higher compared to the end of 2015, primarily driven by net new assets of CHF 26.8 billion, favorable foreign exchange-related and market movements.
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
Interest and dividend income credited to clients and commissions, interest and fees charged for banking services as well as changes in assets under management due to currency and market volatility are not taken into account when calculating net new assets, as such charges or market movements are not directly related to the Group’s success in acquiring assets under management. Similarly structural effects mainly relate to asset inflows and outflows due to acquisition or divestiture, exit from businesses or markets or exits due to new regulatory requirements and are not taken into account when calculating net new assets. The Group reviews relevant policies regarding client assets on a regular basis and made refinements during 2016 as it relates to structural effect considerations.
Assets under management and client assets
	end of				% change
	2016		2015	2014	16 / 15	15 / 14
Assets under management (CHF billion)
Swiss Universal Bank – Private Banking	242.9		241.0	258.6	0.8	(6.8)
Swiss Universal Bank – Corporate & Institutional Banking	288.6		275.8	275.9	4.6	0.0
International Wealth Management – Private Banking	323.2		289.6	323.7	11.6	(10.5)
International Wealth Management – Asset Management	321.6		321.3	305.2	0.1	5.3
Asia Pacific – Private Banking	166.9	[3]	150.4	150.5	11.0	(0.1)
Strategic Resolution Unit	13.7		27.3	144.0	(49.8)	(81.0)
Assets managed across businesses [1]	(105.8)		(91.3)	(89.2)	15.9	2.4
Assets under management	1,251.1		1,214.1	1,368.7	3.0	(11.3)
of which discretionary assets	404.3		410.1	429.1	(1.4)	(4.4)
of which advisory assets	846.8		804.0	939.6	5.3	(14.4)
Client assets (CHF billion) [2]
Swiss Universal Bank – Private Banking	273.2		266.2	266.5	2.6	(0.1)
Swiss Universal Bank – Corporate & Institutional Banking	393.1		377.1	375.5	4.2	0.4
International Wealth Management – Private Banking	423.4		400.0	429.2	5.9	(6.8)
International Wealth Management – Asset Management	321.6		321.3	305.2	0.1	5.3
Asia Pacific – Private Banking	202.8		169.8	157.1	19.4	8.1
Strategic Resolution Unit	19.8		110.4	159.8	(82.1)	(30.9)
Assets managed across businesses [1]	(105.8)		(91.3)	(89.2)	15.9	2.4
Client assets [2]	1,528.1		1,553.5	1,604.1	(1.6)	(3.2)
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

3 Updated since the 4Q16 Earnings Release to reflect a correction.

Growth in assets under management
in	2016		2015	2014
Growth in assets under management (CHF billion)
Net new assets from continuing operations	26.8		46.9	29.9
Net new assets from discontinued operations	0.0		0.0	(2.0)
Net new assets	26.8		46.9	27.9
of which Swiss Universal Bank – Private Banking	(1.7)		3.2	3.8
of which Swiss Universal Bank – Corporate & Institutional Banking	4.3		10.6	5.5
of which International Wealth Management – Private Banking	15.6		(3.0)	7.3
of which International Wealth Management – Asset Management [1]	5.6		26.5	6.5
of which Asia Pacific – Private Banking	13.6	[3]	17.8	17.5
of which Strategic Resolution Unit	(8.5)		(4.0)	(9.6)
of which assets managed across businesses [2]	(2.1)		(4.2)	(3.1)
Other effects from continuing operations	10.2		(201.5)	90.2
Other effects from discontinued operations	0.0		0.0	(27.0)
Other effects	10.2		(201.5)	63.2
of which Swiss Universal Bank – Private Banking	3.6		(20.8)	10.6
of which Swiss Universal Bank – Corporate & Institutional Banking	8.5		(10.7)	20.4
of which International Wealth Management – Private Banking	18.0		(31.1)	18.6
of which International Wealth Management – Asset Management	(5.3)		(10.4)	28.6
of which Asia Pacific – Private Banking	2.9	[3]	(17.9)	11.7
of which Strategic Resolution Unit	(5.1)		(112.7)	(13.4)
of which assets managed across businesses [2]	(12.4)		2.1	(13.3)
Growth in assets under management from continuing operations	37.0		(154.6)	120.1
Growth in assets under management from discontinued operations	0.0		0.0	(29.0)
Growth in assets under management	37.0		(154.6)	91.1
of which Swiss Universal Bank – Private Banking	1.9		(17.6)	14.4
of which Swiss Universal Bank – Corporate & Institutional Banking	12.8		(0.1)	25.9
of which International Wealth Management – Private Banking	33.6		(34.1)	25.9
of which International Wealth Management – Asset Management [1]	0.3		16.1	35.1
of which Asia Pacific – Private Banking	16.5	[3]	(0.1)	29.2
of which Strategic Resolution Unit	(13.6)		(116.7)	(23.0)
of which assets managed across businesses [2]	(14.5)		(2.1)	(16.4)
1 Includes outflows for private equity assets reflecting realizations at cost and unfunded commitments on which a fee is no longer earned.
2 Represents assets managed by Asset Management within International Wealth Management for the other businesses.
3 Updated since the 4Q16 Earnings Release to reflect a correction.
2016 results
As of the end of 2016, assets under management were CHF 1,251.1 billion, an increase of CHF 37.0 billion compared to the end of 2015. The increase was mainly driven by net new assets of CHF 26.8 billion as well as favorable foreign exchange-related and market movements, partially offset by structural effects, mainly from an adjustment of assets under management reported for multi-asset class solutions in 2016 in the Asset Management business of International Wealth Management and the exit of certain markets in the Strategic Resolution Unit.
Net new assets of CHF 26.8 billion mainly reflected new assets of CHF 15.6 billion in the Private Banking business of International Wealth Management, primarily from emerging markets and Europe and net new assets of CHF 13.6 billion in the Private Banking business of Asia Pacific, reflecting inflows primarily from Greater China and Australia, partially offset by outflows of CHF 8.5 billion related to the wind-down of operations in the Strategic Resolution Unit.

2015 results
As of the end of 2015, assets under management were CHF 1,214.1 billion, a decrease of CHF 154.6 billion compared to the end of 2014. The decrease was mainly driven by the transfer of our US domestic private banking business to Wells Fargo, the CHF 46.4 billion reclassification of assets under management to assets under custody within client assets due to the introduction of the updated assets under management policy in 2015 and unfavorable foreign exchange-related movements, partially offset by net new assets of CHF 46.9 billion and favorable market movements.
Net new assets of CHF 46.9 billion mainly reflected net new assets of CHF 26.5 billion in the Asset Management business of International Wealth Management, with inflows primarily from traditional products, including inflows from a joint venture in emerging markets and in index solutions and credit products, net new assets of CHF 17.8 billion in the Private Banking business of Asia Pacific, reflecting inflows primarily from Greater China and South East Asia markets and net new assets of CHF 10.6 billion in the Corporate & Institutional Banking business of Swiss Universal Bank, primarily from Swiss pension funds.
> Refer to “Swiss Universal Bank”, “International Wealth Management” and “Asia Pacific” in II – Operating and financial review and “Note 38 – Assets under management” in V – Consolidated financial statements – Credit Suisse Group for further information for 2016 and 2015.
Growth in assets under management (continued)
in	2016		2015	2014
Growth in assets under management (%)
Net new assets from continuing operations	2.2		3.4	2.4
Net new assets from discontinued operations	0.0		0.0	(6.9)
Net new assets	2.2		3.4	2.2
of which Swiss Universal Bank – Private Banking	(0.7)		1.2	1.6
of which Swiss Universal Bank – Corporate & Institutional Banking	1.6		3.8	2.2
of which International Wealth Management – Private Banking	5.4		(0.9)	2.5
of which International Wealth Management – Asset Management [1]	1.7		8.7	2.4
of which Asia Pacific – Private Banking	9.0	[3]	11.8	14.4
of which Strategic Resolution Unit	(31.1)		(2.8)	(5.8)
of which assets managed across businesses [2]	2.3		4.7	4.3
Other effects from continuing operations	0.8		(14.7)	7.2
Other effects from discontinued operations	0.0		0.0	106.9
Other effects	0.8		(14.7)	4.9
of which Swiss Universal Bank – Private Banking	1.5		(8.0)	4.3
of which Swiss Universal Bank – Corporate & Institutional Banking	3.0		(3.8)	8.2
of which International Wealth Management – Private Banking	6.2		(9.6)	6.2
of which International Wealth Management – Asset Management	(1.6)		(3.4)	10.6
of which Asia Pacific – Private Banking	2.0	[3]	(11.9)	9.7
of which Strategic Resolution Unit	(18.7)		(78.2)	(8.0)
of which assets managed across businesses [2]	13.6		(2.3)	18.3
Growth in assets under management from continuing operations	3.0		(11.3)	9.6
Growth in assets under management from discontinued operations	0.0		0.0	100.0
Growth in assets under management	3.0		(11.3)	7.1
of which Swiss Universal Bank – Private Banking	0.8		(6.8)	5.9
of which Swiss Universal Bank – Corporate & Institutional Banking	4.6		0.0	10.4
of which International Wealth Management – Private Banking	11.6		(10.5)	8.7
of which International Wealth Management – Asset Management [1]	0.1		5.3	13.0
of which Asia Pacific – Private Banking	11.0	[3]	(0.1)	24.1
of which Strategic Resolution Unit	(49.8)		(81.0)	(13.8)
of which assets managed across businesses [2]	15.9		2.4	22.6
1 Includes outflows for private equity assets reflecting realizations at cost and unfunded commitments on which a fee is no longer earned.
2 Represents assets managed by Asset Management within International Wealth Management for the other businesses.
3 Updated since the 4Q16 Earnings Release to reflect a correction.

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
In addition, we hold financial instruments for which no prices are available and which have little or no observable inputs. For these instruments, the determination of fair value requires subjective assessment and judgment depending on liquidity, pricing assumptions, the current economic and competitive environment and the risks affecting the respective instrument. In such circumstances, valuation is determined based on management’s own judgments about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). These instruments include certain >>>OTC >>>derivatives including interest rate, foreign exchange, equity and credit derivatives, certain corporate equity-linked securities, mortgage-related and >>>CDO securities, private equity investments, certain loans and credit products (including leveraged finance, certain syndicated loans and certain high yield bonds) and life finance instruments.
We have availed ourselves of the simplification in accounting offered under the fair value option guidance in Accounting Standards Codification (ASC) Topic 825 – Financial Instruments, primarily in the divisions International Wealth Management, Asia Pacific, Global Markets, Investment Banking & Capital Markets and Strategic Resolution Unit. This has been accomplished generally by electing the fair value option, both at initial adoption and for subsequent transactions, on items impacted by the hedge accounting requirements of US GAAP. For instruments for which hedge accounting could not be achieved and for which we are economically hedged, we have generally elected the fair value option. Where we manage an activity on a fair value basis but previously have been unable to achieve fair value accounting, we generally utilize the fair value option to align our financial accounting to our risk management reporting.
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
Variable interest entities
As a normal part of our business, we engage in various transactions which include entities that are considered VIEs. VIEs are special purpose entities that typically lack sufficient equity to finance their activities without additional subordinated financial support or are structured such that the holders of the voting rights do not substantively participate in the gains and losses of the entity. Such entities are required to be assessed for consolidation under US GAAP, compelling the primary beneficiary to consolidate the VIE. The primary beneficiary is the party that has the power to direct the activities that most significantly affect the economics of the VIE and has the right to receive benefits or the obligation to absorb losses of the entity that could be potentially significant to the VIE. We consolidate all VIEs where we are the primary beneficiary. VIEs may be sponsored by Credit Suisse, unrelated third parties or clients. Application of the accounting requirements for consolidation of VIEs, including ongoing reassessment of VIEs for possible consolidation, may require the exercise of significant management judgment.
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
Litigation contingencies
We are involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of our businesses. Some of these proceedings have been brought on behalf of various classes of claimants and seek damages of material and/or indeterminate amounts. We accrue loss contingency litigation provisions and take a charge to our consolidated statements of operations in connection with certain proceedings when losses, additional losses or ranges of loss are probable and reasonably estimable. We also accrue litigation provisions for the estimated fees and expenses of external lawyers and other service providers in relation to such proceedings, including in cases for which we have not accrued a loss contingency provision. We accrue these fee and expense litigation provisions and take a charge to income in connection therewith when such fees and expenses are probable and reasonably estimable. We review our legal proceedings each quarter to determine the adequacy of our litigation provisions and may increase or release provisions based on management’s judgment and the advice of counsel. The establishment of additional provisions or releases of litigation provisions may be necessary in the future as developments in such proceedings warrant.
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
Inherent loan loss allowance
The inherent loan loss allowance is for all credit exposures not specifically identified as impaired and that, on a portfolio basis, are considered to contain probable inherent loss. The estimate of this component of the allowance for the consumer loans portfolio involves applying historical and current default probabilities, historical recovery experience and related current assumptions to homogenous loans based on internal risk rating and product type. To estimate this component of the allowance for the corporate and institutional loans portfolio, the Group segregates loans by risk, industry or country rating. The methodology for determining the inherent loan loss allowance for loan portfolios in our investment banking businesses uses rating-specific default probabilities, which incorporate not only historic third-party data but also data implied from current quoted credit spreads.
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
On March 23, 2016, the Group announced a number of strategic measures affecting the Global Markets and Strategic Resolution Unit segments, including business exits, and other business reductions in Global Markets. During the second quarter of 2016, these strategic measures were implemented together with additional actions that also impacted the Group’s other business segments. The Group determined that these changes constituted triggering events. The Group’s reporting units were not changed as a result of this announcement and remain defined as follows: Swiss Universal Bank – Private Banking, Swiss Universal Bank – Corporate & Institutional Banking, International Wealth Management – Private Banking, International Wealth Management – Asset Management, Asia Pacific – Private Banking, Asia Pacific – Investment Banking, Global Markets, Investment Banking & Capital Markets and Strategic Resolution Unit.
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
The qualitative assessment is intended to be a simplification of the annual impairment test and can be bypassed for any reporting unit and any period to proceed directly to performing the first step of the quantitative goodwill impairment test. When bypassing the qualitative assessment in any period in accordance with the current practice of the Group, the preparation of a qualitative assessment can be resumed in any subsequent period.
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
The carrying value of each reporting unit for the purpose of the goodwill impairment test is determined by considering the reporting units’ >>>risk-weighted assets usage, leverage ratio exposure, deferred tax assets, goodwill and intangible assets. Any residual equity, after considering the total of these elements, is allocated to the reporting units on a pro-rata basis. As of December 31, 2016, such residual equity was equal to CHF 5,389 million.
In estimating the fair value of its reporting units, the Group applied a combination of the market approach and the income approach. Under the market approach, consideration was given to price to projected earnings multiples or price to book value multiples for similarly traded companies and prices paid in recent transactions that have occurred in its industry or in related industries. Under the income approach, a discount rate was applied that reflects the risk and uncertainty related to the reporting unit’s projected cash flows, which were determined from the Group’s financial plan.
In determining the estimated fair value, the Group relied upon its updated five-year strategic business plan as approved by the Board of Directors.
Estimates of the Group’s future earnings potential, and that of the reporting units, involve considerable judgment, including management’s view on future changes in market cycles, the regulatory environment and the anticipated result of the implementation of business strategies, competitive factors and assumptions concerning the retention of key employees. Adverse changes in the estimates and assumptions used to determine the fair value of the Group’s reporting units may result in a goodwill impairment in the future.
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
Goodwill is tested for impairment before and immediately after a reorganization of reporting units. As a result, the goodwill impairment test was performed as of March 31, 2016 under the old business structure as well as under the modified structure that was announced on March 23, 2016. The goodwill impairment analysis performed as of June 30, 2016 considered the impact from the additional actions in the second quarter of 2016 and the Group concluded that the estimated fair value for all of its reporting units with goodwill substantially exceeded their related carrying values and that no impairment was necessary.
Based on its goodwill impairment analysis performed as of December 31, 2016, the Group concluded that the estimated fair value for all of the reporting units with goodwill substantially exceeded their related carrying values and no impairment was necessary as of December 31, 2016.
The Group engaged the services of an independent valuation specialist to assist in the valuation of the Global Markets reporting unit as of March 31, 2016 and December 31, 2016 and in the valuation of the Investment Banking & Capital Markets reporting unit as of December 31, 2016. The valuations were performed using a combination of the market approach and income approach.
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
As part of its normal practice, management has conducted a detailed evaluation of its expected future results and also considered stress scenarios. This evaluation has indicated the expected future results that are likely to be earned in jurisdictions where the Group has significant gross deferred tax assets, such as the US, Switzerland and the UK. Management then compared those expected future results with the applicable law governing utilization of deferred tax assets. US tax law allows for a 20-year carry-forward period for net operating losses, Swiss tax law allows for a seven-year carry-forward period for net operating losses and the

UK tax law allows for an unlimited carry-forward period for net operating losses .
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
The calculation of the expense and liability associated with the defined benefit pension plans requires an extensive use of assumptions, which include the discount rate, expected return on plan assets and rate of future compensation increases. Management determines these assumptions based upon currently available market and industry data and historical experience of the plans. Management also consults with an independent actuarial firm to assist in selecting appropriate assumptions and valuing its related liabilities. Management regularly reviews the actuarial assumptions used to value and measure the defined benefit obligation on a periodic basis as required by US GAAP. As part of its review in 2016, Credit Suisse concluded that additional refinements to certain assumptions for the Swiss defined benefit plan were required to reflect the best estimate and enhanced its methodology for determining those assumptions. The actuarial assumptions that we use may differ materially from actual results due to changing market and economic conditions and specific experience of the plans (such as investment management over or underperformance, higher or lower withdrawal rates and longer or shorter life spans of the participants). Any such differences could have a significant impact on the amount of pension expense recorded in future years.
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
The projected benefit obligation (PBO) of our total defined benefit pension plans included CHF 979 million related to our assumption for future salary increases as of December 31, 2016 and 2015. The accumulated benefit obligation (ABO) is defined as the PBO less the amount related to estimated future salary increases. The difference between the >>>fair value of plan assets and the ABO was an overfunding of CHF 1,708 million for 2016, compared to CHF 839 million for 2015.
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
The expected weighted-average long-term rate of return used to determine the expected return on plan assets as a component of the net periodic benefit costs in 2016 and 2015 was 3.50% and 4.00%, respectively, for the Swiss plans and 5.07% and 6.00%, respectively, for the international plans. In 2016, if the expected long-term rate of return had been increased/decreased one percentage point, net pension expense for the Swiss plans would have decreased/increased CHF 153 million and net pension expense for the international plans would have decreased/increased CHF 33 million.
The discount rate used in determining the benefit obligation is based on yield curves, constructed from high-quality corporate bonds currently available and observable in the market and are expected to be available during the period to maturity of the pension benefits. In countries where there is no deep market in high-quality corporate bonds with longer durations, the best available market information, including governmental bond yields and risk premiums, is used to construct the yield curve. The discount rate used for Swiss plans decreased 0.05 percentage points from 0.90% as of December 31, 2015, to 0.85% as of December 31, 2016, mainly due to a decrease in Swiss bond market rates. The average discount rate used for international plans decreased 0.95 percentage points from 4.05% as of December 31, 2015, to 3.10% as of December 31, 2016, mainly due to a decrease in bond market rates. The discount rate affects both the pension expense and the PBO. For the year ended December 31, 2016, a one percentage point decline in the discount rate for the Swiss plans would have resulted in an increase in the PBO of CHF 1,666 million and an increase in pension expense of CHF 40 million, and a one percentage point increase in the discount rate would have resulted in a decrease in the PBO of CHF 1,494 million and a decrease in the pension expense of CHF 60 million. A one percentage point decline in the discount rate for the international plans as of December 31, 2016 would have resulted in an increase in the PBO of CHF 728 million and an increase in pension expense of CHF 63 million, and a one percentage point increase in the discount rate would have resulted in a decrease in the PBO of CHF 582 million and a decrease in the pension expense of CHF 31 million.
Actuarial losses and prior service cost are amortized over the average remaining service period of active employees expected to receive benefits under the plan, which, as of December 31, 2016, was approximately 10 years for the Swiss plans and 3 to 21 years for the international plans. The pre-tax expense associated with the amortization of net actuarial losses and prior service cost for defined benefit pension plans for the years ended December 31, 2016, 2015 and 2014 was CHF 291 million, CHF 350 million and CHF 102 million, respectively. The amortization of recognized actuarial losses and prior service cost for defined benefit pension plans for the year ending December 31, 2017, which is assessed at the beginning of the year, is expected to be CHF 212 million, net of tax. The impact from deviations between our actuarial assumptions and the actual developments of such parameters observed for our pension plans further impacts the amount of net actuarial losses or gains recognized in equity, resulting in a higher or lower amount of amortization expense in periods after 2017.
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
In 2016, if the Bank had accounted for the Group plan as a defined benefit plan, the expected long-term rate of return used to determine the expected return on plan assets as a component of the net periodic benefit costs would have been 3.50%. In 2016, the weighted-average expected long-term rate of return used to calculate the expected return on plan assets as a component of the net periodic benefit costs for the international single-employer defined benefit pension plans was 5.07%.
The discount rate used in determining the benefit obligation is based either on high-quality corporate bond rates or government bond rates plus a premium in order to approximate high-quality corporate bond rates. For the year ended December 31, 2016, if the Bank had accounted for the Group plan as a defined benefit plan, the discount rate used in the measurement of the benefit obligation and net periodic benefit costs would have been 0.85% and 0.90%, respectively. For the year ended December 31, 2016, the weighted-average discount rates used in the measurement of the benefit obligation and the net periodic benefit costs for the international single-employer defined benefit pension plans were 3.10% and 4.05%, respectively. A one percentage point decline in the discount rate for the international single-employer plans would have resulted in an increase in PBO of CHF 728 million and an increase in pension expense of CHF 63 million, and a one percentage point increase in the discount rate would have resulted in a decrease in PBO of CHF 582 million and a decrease in pension expense by CHF 31 million.
The Bank does not recognize any amortization of actuarial losses and prior service cost for the Group pension plan. Actuarial losses and prior service cost related to the international single-employer defined benefit pension plans are amortized over the average remaining service period of active employees expected to receive benefits under the plan. The pre-tax expense associated with the amortization of recognized net actuarial losses and prior service cost for the years ended December 31, 2016, 2015 and 2014 was CHF 41 million, CHF 84 million and CHF 52 million, respectively. The amortization of recognized actuarial losses and prior service cost for the year ending December 31, 2017, which is assessed at the beginning of the year, is expected to be CHF 48 million, net of tax.

[this page intentionally left blank]

Treasury, Risk, Balance sheet and Off-balance sheet
Liquidity and funding management
Capital management
Risk management
Balance sheet, off-balance sheet and other contractual obligations

Liquidity and funding management
During 2016, we maintained a strong liquidity and funding position. The majority of our unsecured funding was generated from core customer deposits and long-term debt.
Overview
Securities for funding and capital purposes have historically been issued primarily by the Bank, our principal operating subsidiary and a US registrant. In response to regulatory reform, we are now focusing our issuance strategy on offering long-term debt securities at the Group level. Proceeds from issuances are lent to operating subsidiaries and affiliates on both a senior and subordinated basis, as needed; the latter typically to meet capital requirements and the former as desired by management to support business initiatives and liquidity needs.
Our liquidity and funding strategy is approved by the Capital Allocation & Risk Management Committee (CARMC) and overseen by the Board of Directors. The implementation and execution of the liquidity and funding strategy is managed by Treasury. Treasury ensures adherence to our funding policy and the efficient coordination of the secured funding desks. This approach enhances our ability to manage potential liquidity and funding risks and to promptly adjust our liquidity and funding levels to meet stress situations. Our liquidity and funding profile is regularly reported to CARMC and the Board of Directors, who define our risk tolerance, including liquidity risk, and set parameters for the balance sheet and funding usage of our businesses. The Board of Directors is responsible for defining our overall risk tolerance in the form of a risk appetite statement.
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
Regulatory framework
Basel III liquidity framework
In 2010, the Basel Committee on Banking Supervision (BCBS) issued the Basel III international framework for liquidity risk measurement, standards and monitoring. The Basel III framework includes a >>>liquidity coverage ratio (LCR) and a net stable funding ratio (NSFR). As of January 1, 2013, Basel III was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder. Our related disclosures are in accordance with our interpretation of such requirements, including relevant assumptions and estimates. Changes in the interpretation of these requirements in Switzerland or in any of our interpretations, assumptions or estimates could result in different numbers from those shown in this report.
The LCR, which is being phased in from January 1, 2015 through January 1, 2019, addresses liquidity risk over a 30-day period. The LCR aims to ensure that banks have unencumbered high-quality liquid assets (HQLA) available to meet short-term liquidity needs under a severe stress scenario. The LCR is comprised of two components, the value of HQLA in stressed conditions and the total net cash outflows calculated according to specified scenario parameters. Under the BCBS requirements, the ratio of liquid assets over net cash outflows is subject to an initial minimum requirement of 60%, which will increase by 10% per year until January 1, 2019.
The NSFR establishes criteria for a minimum amount of stable funding based on the liquidity of a bank’s on- and off-balance sheet activities over a one-year horizon. The NSFR is a complementary measure to the LCR and is structured to ensure that illiquid assets are funded with an appropriate amount of stable long-term funds. The NSFR is defined as the ratio of available stable funding over the amount of required stable funding and, once in effect, should always be at least 100%. Following an observation period which began in 2012, the NSFR will become a minimum standard on January 1, 2018, at which time banks will be required to comply with disclosure requirements prescribed by the BCBS and implemented by national regulators.
Swiss liquidity requirements
In 2012, the Swiss Federal Council adopted a liquidity ordinance (Liquidity Ordinance) that implements Basel III liquidity requirements into Swiss law subject, in part, to further rule-making, including with respect to the final Basel III LCR rules adopted in 2014. Under the Liquidity Ordinance, as amended, certain Swiss banks became subject to an initial 60% LCR requirement, with incremental increases by 10% per year until January 1, 2019. Systemically relevant banks like Credit Suisse became subject to an initial minimum LCR requirement of 100% beginning on January 1, 2015 and the associated disclosure requirements. Further, beginning in May 2015, FINMA required us to maintain a minimum LCR of 110% at all times.
In connection with the implementation of >>>Basel III, regulatory LCR disclosures for the Group and certain subsidiaries are required. Further details on our LCR can be found on our website.
> Refer to www.credit-suisse.com/regulatorydisclosures for additional information.

In 2014, FINMA published reporting instructions that required us to report the NSFR to FINMA. The reports were submitted on a quarterly basis from the fourth quarter of 2014 through the second quarter of 2015, and have been submitted on a monthly basis thereafter. The reporting instructions are generally aligned with the final BCBS NSFR requirements.
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
We use our internal liquidity barometer to manage liquidity to internal targets and as a basis to model both Credit Suisse-specific and market-wide stress scenarios and their impact on liquidity and funding. Our internal barometer framework supports the management of our funding structure. It allows us to manage the time horizon over which the stressed market value of unencumbered assets (including cash) exceeds the aggregate value of contractual outflows of unsecured liabilities plus a conservative forecast of anticipated contingent commitments. This internal barometer framework allows us to manage liquidity to a desired profile under stress in order to be able to continue to pursue activities for a period of time (also known as a liquidity horizon) without changing business plans during times of Credit Suisse-specific or market-wide stress. Under this framework, we also have short-term targets based on additional stress scenarios to ensure uninterrupted liquidity for short time frames. At the beginning of 2017, we introduced a new version of our internal liquidity barometer, which includes enhanced functionalities to manage entity-specific liquidity under newly defined and more conservative stress scenarios for redefined short and long-term time horizons.
In the second quarter of 2014, we started to allocate the majority of the balance sheet usage related to a portfolio of HQLA managed by our Treasury function to the business divisions to allow for a more efficient management of their business activities from an overall Group perspective with respect to LCR and Swiss leverage requirements arising from the portfolio of assets.
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
– A reduction in funding value of unencumbered assets;
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

Contingency planning
In the event of a liquidity crisis, our Contingency Funding Plan provides for specific actions to be taken depending on the nature of the crisis. Our plan is designed to address ever-increasing liquidity and funding stresses and has pre-defined escalation levels aimed at maximizing the likelihood that we can take certain measures to address liquidity or funding shortfalls. In order to identify a deteriorating liquidity situation, we monitor a set of regulatory and economic liquidity metrics while also seeking the views of our subject matter experts as well as senior management, who retain at all times the authority to take remedial actions promptly. In all cases, the plan’s primary objectives are to strengthen liquidity (immediate), reduce funding needs (medium term) and assess recovery options (longer term).
Liquidity metrics
Liquidity pool
Treasury manages a sizeable portfolio of liquid assets, comprised of cash held at central banks and securities. A portion of the liquidity pool is generated through >>>reverse repurchase agreements with top-rated counterparties. We are mindful of potential credit risk and therefore focus our liquidity holdings strategy on cash held at central banks and highly rated government bonds and on short-term reverse repurchase agreements. These government bonds are eligible as collateral for liquidity facilities with various central banks including the Swiss National Bank (SNB), the US Federal Reserve (Fed), the European Central Bank (ECB) and the Bank of England. Our direct exposure on these bonds is limited to highly liquid, top-rated sovereign entities or fully guaranteed agencies of sovereign entities. The liquidity pool may be used to meet the liquidity requirements of our operating companies.
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
Liquidity pool – Group
end of	2016					2015
	Swiss franc	US dollar	Euro	Other currencies	Total	Total
Liquid assets (CHF million)
Cash held at central banks	61,720	24,682	8,291	3,601	98,294	72,475
Securities	3,235	61,836	4,627	21,982	91,680	101,561
Liquid assets [1]	64,955	86,518	12,918	25,583	189,974	174,036
1 Reflects a pre-cancellation view.
As of December 31, 2016, our liquidity pool managed by Treasury had an HQLA value of CHF 190.0 billion. The liquidity pool consisted of CHF 98.3 billion of cash held at major central banks, primarily the SNB, the Fed and the ECB, and CHF 91.7 billion market value of securities issued by governments and government agencies, primarily from the US, UK and France.
In addition to the liquidity portfolio managed by Treasury, there is also a portfolio of unencumbered liquid assets managed by various businesses, primarily in the Global Markets and Investment Banking & Capital Markets divisions. These assets generally include high-grade bonds and highly liquid equity securities that form part of major indices. In coordination with the businesses, Treasury can access these assets to generate liquidity if required.
As of December 31, 2016, the portfolio that is not managed by Treasury had a market value of CHF 34.9 billion, consisting of CHF 9.9 billion of high-grade bonds and CHF 25.0 billion of highly liquid equity securities. Under our internal model, an average stress-level haircut of 17% is applied to these assets. The haircuts applied to these portfolios reflect our assessment of overall market risk at the time of measurement, potential monetization capacity taking into account increased haircuts, market volatility and the quality of the relevant securities. These haircuts have been updated in 2017 as part of the introduction of the new version of our internal liquidity barometer.
Liquidity Coverage Ratio
Our calculation methodology for the LCR is prescribed by FINMA. The FINMA calculation of HQLA takes into account a cancellation mechanism (post-cancellation view) and is therefore not directly comparable to the assets presented in the financial statements that could potentially be monetized under a severe stress scenario. The cancellation mechanism effectively excludes the impact of certain secured financing transactions from available HQLA and simultaneously adjusts the level of net cash outflows calculated. Application of the cancellation mechanism adjusts both the numerator and denominator of the LCR calculation, meaning that the impact is mostly neutral on the LCR itself.
For disclosure purposes our LCR is calculated using a three-month average. As of the end of 2016, our LCR average was 202%, representing HQLA of CHF 190.6 billion and net cash outflows of CHF 94.3 billion. The ratio reflects a conservative liquidity position leading up to the final settlement with the DOJ related to our legacy RMBS business as well as our efforts to ensure that Group entities meet applicable local liquidity requirements.
The increase in the LCR compared to 2015 was driven by the increase in HQLA, reflecting higher deposits at central banks, and lower cash outflows.
The significant reduction in total cash outflows reflected (i) lower levels of secured wholesale funding, (ii) reductions in additional requirements (related to credit and liquidity facilities) and (iii) decreased weighted unsecured wholesale funding (including maturing debt). The reduction in secured wholesale funding was consistent across all quarters in 2016. Cash outflows from other contractual funding obligations and other cash inflows both increased compared to the end of 2015, but these had a minimal net impact, as they primarily reflected symmetric treatment related to open and failed trades balances.
Liquidity coverage ratio – Group
end of	2016				2015
	Unweighted value	[1]	Weighted value	[2]	Weighted value	[2]
High-quality liquid assets (CHF million)
High-quality liquid assets [3]	–		190,642		175,306
Cash outflows (CHF million)
Retail deposits and deposits from small business customers	150,044		18,811		19,362
Unsecured wholesale funding	205,036		74,763		86,619
Secured wholesale funding	–		63,312		86,778
Additional requirements	200,553		46,434		60,988
Other contractual funding obligations	66,300		66,300		49,946
Other contingent funding obligations	264,146		6,279		3,313
Total cash outflows	–		275,899		307,006
Cash inflows (CHF million)
Secured lending	127,475		80,759		95,418
Inflows from fully performing exposures	57,726		30,234		31,104
Other cash inflows	70,618		70,618		52,011
Total cash inflows	–		181,611		178,533
Liquidity coverage ratio
High-quality liquid assets (CHF million)	–		190,642		175,306
Net cash outflows (CHF million)	–		94,288		128,473
Liquidity coverage ratio (%)	–		202		136
Calculated using a three-month average.
1 Calculated as outstanding balances maturing or callable within 30 days.
2 Calculated after the application of haircuts for high-quality liquid assets or inflow and outflow rates.
3 Consists of cash and eligible securities as prescribed by FINMA and reflects a post-cancellation view.

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
Loans, which comprise the largest component of our illiquid assets, are funded by our core customer deposits, with an excess coverage of 14% as of the end of 2016, compared to 13% as of the end of 2015, primarily reflecting stable loans and a small increase in deposits. We fund other illiquid assets, including real estate, private equity and other long-term investments as well as the >>>haircut for the illiquid portion of securities, with long-term debt and equity, in which we try to maintain a substantial funding buffer.
Our core customer deposits totaled CHF 312 billion as of the end of 2016, an increase of 2% compared to CHF 305 billion as of the end of 2015, reflecting a small increase in the customer deposit base in the private banking and corporate & institutional banking businesses in 2016. Core customer deposits are from clients with whom we have a broad and longstanding relationship. Core customer deposits exclude deposits from banks and certificates of deposit. We place a priority on maintaining and growing customer deposits, as they have proven to be a stable and resilient source of funding even in difficult market conditions. Our core customer deposit funding is supplemented by the issuance of long-term debt.
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
Contractual maturity of assets and liabilities
The following table provides contractual maturities of the assets and liabilities specified as of the end of 2016. The contractual maturities are an important source of information for liquidity risk management. However, liquidity risk is also managed based on an expected maturity that considers counterparty behavior and in addition takes into account certain off-balance sheet items such as >>>derivatives. Liquidity risk management performs extensive analysis of counterparty behavioral assumptions under various stress scenarios.
> Refer to “Contractual obligations and other commercial commitments” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Balance sheet, off-balance sheet and other contractual obligations and “Note 33 – Guarantees and commitments” in V – Consolidated financial statements – Credit Suisse Group for further information on contractual maturities of guarantees and commitments.
Contractual maturity of assets and liabilities
end of 2016	On demand	Less than 1 month	Between 1 to 3 months	Between 3 to 12 months	Between 1 to 5 years	Greater than 5 years	Total
Assets (CHF million)
Cash and due from banks	113,546	739	1,901	92	0	4,883	121,161
Interest-bearing deposits with banks	0	383	218	135	6	30	772
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	50,325	53,295	18,851	10,009	2,081	278	134,839
Securities received as collateral, at fair value	32,178	386	0	0	0	0	32,564
Trading assets, at fair value	165,150	0	0	0	0	0	165,150
Investment securities	17	86	0	482	1,224	680	2,489
Other investments	846	3	0	0	166	5,762	6,777
Net loans	10,364	53,807	29,204	42,832	89,729	50,040	275,976
Premises and equipment	0	0	0	0	0	4,711	4,711
Goodwill	0	0	0	0	0	4,913	4,913
Other intangible assets	0	0	0	0	0	213	213
Brokerage receivables	33,431	0	0	0	0	0	33,431
Other assets	18,878	2,106	4,434	3,755	4,027	3,665	36,865
Total assets	424,735	110,805	54,608	57,305	97,233	75,175	819,861
Liabilities (CHF million)
Due to banks	7,286	5,081	4,354	5,272	637	170	22,800
Customer deposits	229,898	23,966	51,705	45,730	4,363	171	355,833
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	13,456	9,804	5,658	1,291	2,762	45	33,016
Obligation to return securities received as collateral, at fair value	32,178	386	0	0	0	0	32,564
Trading liabilities, at fair value	44,930	0	0	0	0	0	44,930
Short-term borrowings	0	3,246	6,293	5,846	0	0	15,385
Long-term debt	53	4,615	5,314	22,487	90,709	70,137	193,315
Brokerage payables	39,852	0	0	0	0	0	39,852
Other liabilities	28,610	6,628	1,506	773	1,729	609	39,855
Total liabilities	396,263	53,726	74,830	81,399	100,200	71,132	777,550

Debt issuances and redemptions
Our long-term debt includes senior, senior bail-in and subordinated debt issued in US-registered offerings and medium-term note programs, euro market medium-term note programs, stand-alone offerings, structured note programs, covered bond programs, Australian dollar domestic medium-term note programs and a Samurai shelf registration statement in Japan. As a global bank, we have access to multiple markets worldwide and our major funding centers are New York, London, Zurich and Tokyo.
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
The following table provides information on long-term debt issuances, maturities and redemptions in 2016, excluding structured notes.
Debt issuances and redemptions
in 2016	Senior	Senior bail-in	Sub- ordinated	Long-term debt
Long-term debt (CHF billion, notional value)
Issuances	9.4	6.9	0	16.3
of which unsecured	7.2	6.9	0	14.1
of which secured [1]	2.2	0	0	2.2
Maturities / Redemptions	10.7	0	2.2	12.9
of which unsecured	8.7	0	2.2	10.9
of which secured [1]	2.0	0	0	2.0
Excludes structured notes.
1 Includes covered bonds.
As of the end of 2016, we had outstanding long-term debt of CHF 193.3 billion, which included senior and subordinated instruments. We had CHF 59.5 billion and CHF 19.5 billion of structured notes and covered bonds outstanding, respectively, as of the end of 2016 compared to CHF 54.8 billion and CHF 19.5 billion, respectively, as of the end of 2015.
As of the end of 2016, the weighted average maturity of long-term debt was 5.3 years (including certificates of deposit with a maturity of one year or longer, but excluding structured notes, and assuming callable securities are redeemed at final maturity or in 2030 for instruments without a stated final maturity).
> Refer to “Note 25 – Long-term debt” in V – Consolidated financial statements – Credit Suisse Group for further information.
Short-term borrowings increased 77% to CHF 15.4 billion as of the end of 2016 compared to CHF 8.7 billion in 2015, mainly due to an increase in >>>commercial paper issuances during 2016.
> Refer to “Capital issuances and redemptions” in Capital management for further information on capital issuances, including low-trigger and high-trigger capital instruments.
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
For the year ended December 31, 2016, net cash provided by operating activities of continuing operations was CHF 26.8 billion, primarily reflecting a decrease in trading assets and liabilities and a decrease in other assets, partially offset by a decrease in other liabilities. Our operating assets and liabilities vary significantly in the normal course of business due to the amount and timing of cash flows. Management believes cash flows from operations, available cash balances and short-term and long-term borrowings will be sufficient to fund our operating liquidity needs.
Our investing activities primarily include originating loans to be held to maturity, other receivables and the investment securities portfolio. For the year ended December 31, 2016, net cash used in investing activities from continuing operations was CHF 8.0 billion, primarily due to an increase in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions, partially offset by an increase in loans.
Our financing activities primarily include the issuance of debt and receipt of customer deposits. We pay annual dividends on our common shares. In 2016, net cash provided by financing activities of continuing operations was CHF 8.8 billion, mainly reflecting the issuance of long-term debt, the sale of treasury shares and an increase in due to banks and customer deposits, partially offset by the repayment of long-term debt, the repurchase of treasury shares and a decrease in central bank funds purchased, securities sold under >>>repurchase agreements and securities lending transactions.

Credit ratings
Our access to the debt capital markets and our borrowing costs depend significantly on our credit ratings. Rating agencies take many factors into consideration in determining a company’s rating, including, among others, earnings performance, business mix, market position, ownership, financial strategy, level of capital, risk management policies and practices, management team and the broader outlook for the financial services industry more generally. The rating agencies may raise, lower or withdraw their ratings, or publicly announce an intention to raise or lower their ratings, at any time.
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
A downgrade in credit ratings could reduce our access to capital markets, increase our borrowing costs, require us to post additional collateral or allow counterparties to terminate transactions under certain of our trading and collateralized financing and derivative contracts. This, in turn, could reduce our liquidity and negatively impact our operating results and financial position. Our internal liquidity barometer takes into consideration contingent events associated with a two-notch downgrade in our credit ratings. The maximum impact of a simultaneous one, two or three-notch downgrade by all three major rating agencies in the Bank’s long-term debt ratings would result in additional collateral requirements or assumed termination payments under certain derivative instruments of CHF 0.5 billion, CHF 2.2 billion and CHF 2.9 billion, respectively, as of December 31, 2016, and would not be material to our liquidity and funding planning. If the downgrade does not involve all three rating agencies, the impact may be smaller. In January 2016, Moody’s Investors Service downgraded the senior long-term debt ratings of Credit Suisse AG and Credit Suisse Group AG by one notch. In May 2016, Fitch Ratings downgraded the senior long-term debt rating of Credit Suisse Group AG by one notch and affirmed Credit Suisse AG’s senior long-term debt rating. In December 2016, Moody’s Investors Service upgraded the senior long-term debt ratings of Credit Suisse AG and Credit Suisse Group AG by one notch.
Potential cash outflows on these derivative contracts associated with a downgrade of our long-term debt credit ratings, such as the requirement to post additional collateral to the counterparty, the loss of re-hypothecation rights on any collateral received and impacts arising from additional termination events, are monitored and taken into account in the calculation of our liquidity requirements. There are additional derivative related risks that do not relate to the downgrade of our long-term debt credit ratings and which may impact our liquidity position, including risks relating to holdings of derivatives collateral or potential movements in the valuation of derivatives positions. The potential outflows resulting across all derivative product types are monitored as part of the LCR scenario parameters and the internal liquidity reporting.
> Refer to “Investor information” in the Appendix for further information on Group and Bank credit ratings.

Capital management
As of the end of 2016, our BIS CET1 ratio was 13.5% and 11.5% on a look-through basis. Our BIS tier 1 leverage ratio was 5.1% and 4.4% on a look-through basis.
Capital strategy and framework
Credit Suisse considers a strong and efficient capital position to be a priority. Through our capital strategy, our goal is to strengthen our capital position and optimize the use of >>>risk-weighted assets (RWA), particularly in light of emerging regulatory capital requirements.
The overall capital needs of Credit Suisse reflect management’s regulatory and credit rating objectives as well as our underlying risks. Our framework considers the capital needed to absorb losses, both realized and unrealized, while remaining a strongly capitalized institution. Multi-year projections and capital plans are prepared for the Group and its major subsidiaries and reviewed throughout the year with their regulators. These plans are subject to various stress tests, reflecting both macroeconomic and specific risk scenarios. Capital contingency plans are developed in connection with these stress tests to ensure that possible mitigating actions are consistent with both the amount of capital at risk and the market conditions for accessing additional capital.
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
BIS Requirements
The >>>BCBS, the standard setting committee within the >>>Bank for International Settlements (BIS), issued the Basel III framework, with higher minimum capital requirements and conservation and countercyclical buffers, revised risk-based capital measures, a leverage ratio and liquidity standards. The framework was designed to strengthen the resilience of the banking sector and requires banks to hold more capital, mainly in the form of common equity. The new capital standards are being phased in from 2013 through 2018 and are fully effective on January 1, 2019 for those countries that have adopted Basel III.
> Refer to the table “BIS phase-in requirements for Credit Suisse” for capital requirements and applicable effective dates during the phase-in period.

Under Basel III, the minimum common equity tier 1 (CET1) requirement is 4.5% of >>>RWA. In addition, a 2.5% CET1 capital conservation buffer is required to absorb losses in periods of financial and economic stress. Banks that do not maintain this buffer will be limited in their ability to pay dividends and make discretionary bonus payments and other earnings distributions.
A progressive buffer between 1% and 2.5% (with a possible additional 1% surcharge) of CET1, depending on a bank’s systemic importance, is an additional capital requirement for global systemically important banks (G-SIB). The Financial Stability Board (FSB) has identified Credit Suisse as a G-SIB and currently requires Credit Suisse to maintain a 1.5% progressive buffer.
CET1 capital is subject to certain regulatory deductions and other adjustments to common equity, including the deduction of deferred tax assets for tax-loss carry-forwards, goodwill and other intangible assets and investments in banking and finance entities.
BIS phase-in requirements for Credit Suisse
For	2016		2017		2018		2019
Capital ratios
CET1	4.5%		4.5%		4.5%		4.5%
Capital conservation buffer	0.625%	[1]	1.250%	[1]	1.875%	[1]	2.5%
Progressive buffer for G-SIB	0.375%	[1]	0.750%	[1]	1.125%	[1]	1.5%
Total CET1	5.5%		6.5%		7.5%		8.5%
Additional tier 1	1.5%		1.5%		1.5%		1.5%
Tier 1	7.0%		8.0%		9.0%		10.0%
Tier 2	2.0%		2.0%		2.0%		2.0%
Total capital	9.0%		10.0%		11.0%		12.0%
Phase-in deductions from CET1 [2]	60.0%	[1]	80.0%	[1]	100.0%		100.0%
Capital instruments subject to phase-out	Phased out over a 10-year horizon beginning 2013 through 2022
1 Indicates phase-in period.
2 Includes goodwill, other intangible assets and certain deferred tax assets.
In addition to the CET1 requirements, there is also a requirement for 1.5% of additional tier 1 capital and 2% of tier 2 capital. These requirements may also be met with CET1 capital. To qualify as additional tier 1 under Basel III, capital instruments must provide for principal loss absorption through a conversion into common equity or a write-down of principal feature. The trigger for such conversion or write-down must include a CET1 ratio of at least 5.125% as well as a trigger at the point of non-viability.
Basel III further provides for a countercyclical buffer that could require banks to hold up to 2.5% of CET1. This requirement is imposed by national regulators where credit growth is deemed to be excessive and leading to the build-up of system-wide risk.
Capital instruments that do not meet the strict criteria for inclusion in CET1 are excluded. Capital instruments that would no longer qualify as tier 1 or tier 2 capital will be phased out. In addition, instruments with an incentive to redeem prior to their stated maturity, if any, are phased out at their effective maturity date, which is generally the date of the first step-up coupon.
Banks are required to maintain a tier 1 leverage ratio of 3% beginning on January 1, 2018.

Swiss Requirements
The legislation implementing the >>>Basel III framework in Switzerland in respect of capital requirements for systemically relevant banks, including Credit Suisse, goes beyond the Basel III minimum standards for systemically relevant banks.
In May 2016, the Swiss Federal Council amended the Capital Adequacy Ordinance applicable to Swiss banks. The amendment recalibrates and expands the existing >>>“Too Big to Fail” regime in Switzerland. Under the amended regime, systemically important banks operating internationally, such as Credit Suisse, will be subject to two different minimum requirements for loss-absorbing capacity: G-SIBs must hold sufficient capital that absorbs current operating losses to ensure continuity of service (going concern requirement) and they must issue sufficient debt instruments to fund restructuring without recourse to public resources (gone concern requirement). Going concern capital and gone concern capital together form our >>>total loss-absorbing capacity (TLAC). The going concern and the gone concern requirements are generally aligned with the FSB’s total loss-absorbing capacity standard. The amended Capital Adequacy Ordinance came into effect on July 1, 2016, subject to phase-in and grandfathering provisions for certain outstanding instruments, and has to be fully applied by January 1, 2020.
Going concern requirement
The going concern requirement applicable in 2020 for a G-SIB consists of (i) a base requirement of 12.86% of >>>RWA and 4.5% of leverage exposure; and (ii) a surcharge, which reflects the G-SIB’s systemic importance. For Credit Suisse, this currently translates into a going concern requirement of 14.3% of RWA, of which the minimum CET1 component is 10%, with the remainder to be met with a maximum of 4.3% additional tier 1 capital, which includes high-trigger capital instruments that would be converted into common equity or written down if the CET1 ratio falls below 7%. Under the going concern requirement, the Swiss leverage ratio must be 5%, of which the minimum CET1 component is 3.5%, with the remainder to be met with a maximum of 1.5% additional tier 1 capital, which includes high-trigger capital instruments.
Gone concern requirement
The gone concern requirement of a G-SIB is equal to its total going concern requirement, which in 2020, consists of a base requirement of 12.86% of RWA and 4.5% of leverage exposure, plus any surcharges applicable to the relevant G-SIB. The gone concern requirement does not include any countercyclical buffers. Credit Suisse is currently subject to a gone concern requirement of 14.3% of RWA and a 5% Swiss leverage ratio and is subject to potential capital rebates for resolvability and for certain tier 2 low-trigger instruments recognized as gone concern capital.
The gone concern requirement should primarily be fulfilled with bail-in debt instruments that are designed to absorb losses after the write down or conversion into equity of regulatory capital of a G-SIB in a restructuring scenario, but before the write-down or conversion into equity of other senior obligations of the G-SIB. Bail-in debt instruments do not feature capital triggers that may lead to a write-down and/or a conversion into equity outside of restructuring, but only begin to bear losses once the G-SIB is formally in restructuring proceedings and >>>FINMA orders capital measures (i.e., a write-down and/or a conversion into equity) in the restructuring plan.
According to the amended Capital Adequacy Ordinance, bail-in debt instruments must fulfill certain criteria in order to qualify under the gone concern requirement, including FINMA approval. In addition to bail-in debt instruments, the gone concern requirement may further be fulfilled with other capital instruments, including CET1, additional tier 1 capital instruments or tier 2 capital instruments.
Grandfathering provisions
The Capital Adequacy Ordinance provides for a number of grandfathering provisions with regard to the qualification of previously issued additional tier 1 capital instruments and tier 2 capital instruments:
– Additional tier 1 capital instruments with a low trigger qualify as going concern capital until their first call date. Additional tier 1 capital instruments that no longer qualify as going concern capital pursuant to this provision qualify as gone concern capital;
– Tier 2 capital instruments with a high trigger qualify as going concern capital until the earlier of (i) their maturity date or first call date; and (ii) December 31, 2019. Tier 2 capital instruments that no longer qualify as going concern capital pursuant to this provision qualify as gone concern capital until one year before their final maturity; and
– Tier 2 capital instruments with a low trigger also qualify as going concern capital until the earlier of (i) their maturity date or first call date; and (ii) December 31, 2019. Tier 2 capital instruments that no longer qualify as going concern capital pursuant to this provision qualify as gone concern capital until one year before their final maturity.
Furthermore, to be eligible as gone concern capital, outstanding bail-in debt instruments issued before July 1, 2016 and bail-in debt instruments issued by a (Swiss or foreign) special purpose vehicle before January 1, 2017 must have been approved by FINMA.
Both the going concern and the gone concern requirements are subject to a phase-in with gradually increasing requirements and have to be fully applied by January 1, 2020.

> Refer to “Swiss capital and leverage metrics” for 2016 and 2015 results.

Other requirements
Effective July 1, 2016, Switzerland implemented an extended countercyclical buffer, which is based on the >>>BIS countercyclical buffer that could require banks to hold up to 2.5% of RWA in the form of CET1 capital. The extended countercyclical buffer relates to a requirement that can be imposed by national regulators when credit growth is deemed to be excessive and leading to the build-up of system-wide risk.
The Swiss Federal Council has not activated the BIS countercyclical buffer for Switzerland but instead requires banks to hold CET1 capital in the amount of 2% of their RWA pertaining to mortgage loans that finance residential property in Switzerland (Swiss countercyclical buffer).
In 2013, FINMA introduced increased capital charges for mortgages that finance owner-occupied residential property in Switzerland (mortgage multiplier) to be phased in through January 1, 2019. The mortgage multiplier applies for purposes of both BIS and FINMA requirements.
In December 2013, FINMA issued a decree (FINMA Decree) specifying capital adequacy requirements for the Bank, on a stand-alone basis (Bank parent company), and the Bank and the Group, each on a consolidated basis, as systemically relevant institutions.
Within the Basel framework for FINMA regulatory capital purposes, we implemented risk measurement models, including an >>>incremental risk charge (IRC), stressed >>>Value-at-Risk (VaR), >>>risks not in VaR (RNIV) and advanced >>>credit valuation adjustment (CVA).
The IRC is a regulatory capital charge for default and migration risk on positions in the trading books and is intended to complement additional standards being applied to the >>>VaR modeling framework, including >>>stressed VaR. Stressed VaR replicates a VaR calculation on the Group’s current portfolio, taking into account a one-year observation period relating to significant financial stress and helps reduce the pro-cyclicality of the minimum capital requirements for market risk. RNIV and stressed RNIV are risks that are not currently implemented within the Group’s VaR model, such as certain basis risks, higher order risks and cross risks. Advanced CVA covers the risk of mark-to-market losses on the expected counterparty risk arising from changes in a counterparty’s credit spreads.
For capital purposes, FINMA, in line with BIS requirements, uses a multiplier to impose an increase in market risk capital for every >>>regulatory VaR >>>backtesting exception over four in the prior rolling 12-month period. In 2016, our market risk capital multiplier remained at FINMA and BIS minimum levels and we did not experience an increase in market risk capital.
> Refer to “Market risk review” in Risk management for further information.
Regulatory developments and proposals
In January 2016, the BCBS issued its final paper on the fundamental review of the trading book. The paper comprises a detailed set of principles for a comprehensive revision of the market risk framework, which becomes effective January 1, 2019.
In April 2016, the BCBS published revised standards for the measurement of interest rate risk in the banking book (IRRBB). The revised IRRBB framework continues to outline a Pillar 2 supervisory review approach under the Basel framework but provides more guidance on the banks’ management process and requires additional disclosures as of year-end 2017.
In July 2016, the BCBS published an updated standard for the regulatory capital treatment of securitization exposures, which will become effective in January 2018. The new standard includes the regulatory capital treatment for “simple, transparent and comparable” (STC) securitizations. It sets forth additional criteria for differentiating the capital treatment of STC securitizations from that of other securitization transactions. Reduced minimum capital requirements will apply to securitizations that comply with the STC criteria.
In October 2016, the BCBS published an amendment to the Basel III standard on the definition of capital, which becomes effective January 1, 2019. The new standard requires internationally active banks to deduct from their tier 2 capital TLAC holdings issued by other G-SIBs that do not otherwise qualify as regulatory capital, subject to certain thresholds.
In December 2016, FINMA finalized revisions to the capital requirements of credit risk that are closely aligned with the Basel framework. These revisions relate to equity investments in funds and central counterparty positions and provide a new standardized approach for counterparty credit risk for derivatives. The revised credit risk framework became effective January 1, 2017, however FINMA permits banks a one-year transition period in order to achieve compliance with its terms. Credit Suisse has elected to make use of the transition period and will implement this new credit risk framework on January 1, 2018. In addition to the finalization of this framework, FINMA published revisions with respect to securitizations in the banking book that will become effective on January 1, 2018.
FINMA Decree
The SNB has designated the Group as a financial group of systemic importance under applicable Swiss law. Following that designation, >>>FINMA issued the FINMA Decree, effective since February 2, 2014, which requires the Group to fully comply with the special requirements for systemically important banks set out in the Capital Adequacy Ordinance. In addition to the capital adequacy requirements, it also specifies liquidity, risk diversification and disclosure requirements for the Bank parent company. To facilitate the application of these requirements within the Group and to allow Credit Suisse to continue its central treasury policy, the FINMA Decree also references forms of relief granted by FINMA within its stated authority that are designed to prevent the application of requirements at the Bank parent company level from effectively increasing the regulatory capital requirements applicable to the Group, notwithstanding all reasonable efforts by the Group to avoid such a situation.

FINMA also requires certain capital disclosures at the Bank parent company level, which can be found on our website. In addition, the FINMA Decree requires the disclosure of the following requirements:
– New approach to stand-alone capital requirements: Withdrawal of the previously granted form of relief for funding that the Bank parent company provides to Group subsidiaries. The new approach results in an increase in >>>RWA at the Bank parent company level.
– Regulatory capital requirement: Risk-weighted capital requirement of 14%, of which at least 10% must be held in the form of CET1 capital. This measure at the Bank parent company level is different from the going concern and gone concern requirements set out by FINMA at the Group level.
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
issuances and redemptions
Issuances
Bail-in instruments
The following bail-in instruments were issued in 2016:
– USD 1.0 billion floating rate senior notes due 2021;
– USD 1.5 billion 3.45% senior notes due 2021;
– USD 2.0 billion 4.55% senior notes due 2026;
– USD 2.0 billion 3.80% senior notes due 2023; and
– GBP 500 million 2.75% senior notes due 2025.
The following bail-in instruments were issued in 2017:
– USD 1.75 billion 3.574% senior note due 2023; and
– USD 2.25 billion 4.282% senior note due 2028.
Other issuances
In the second quarter of 2016, the Group issued 133 million common shares in the amount of CHF 1,667 million in connection with a scrip dividend, deferred share-based compensation and earn-out payments relating to the acquisition of our interest in York Capital Management, LLC.
In the first quarter of 2017, the Group issued USD 1.5 billion 7.125% high-trigger additional tier 1 capital instruments and CHF 200 million 3.875% high-trigger additional tier 1 capital instruments.
Redemptions
In the first quarter of 2016, in connection with the settlement of certain outstanding Contingent Capital Awards (CCA), instruments in the amounts of USD 503 million and CHF 59 million were no longer recognized as additional tier 1 capital.
In the third quarter of 2016, Credit Suisse redeemed USD 2.0 billion of 7.875% high-trigger tier 2 instruments.
In the fourth quarter of 2016, Credit Suisse redeemed the remaining outstanding principal balance of tier 2 capital instruments subject to phase-out in the amount USD 58 million.
In the first quarter of 2017, Credit Suisse redeemed CHF 750 million 7.125% high-trigger tier 2 capital instruments.
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

Higher Trigger Capital Amount
The capital ratio write-down triggers for certain of our outstanding capital instruments take into account the fact that other outstanding capital instruments that contain relatively higher capital ratios as part of their trigger feature are expected to convert into equity or be written down prior to the write-down of such capital instruments. The amount of additional capital that is expected to be contributed by such conversion into equity or write-down is referred to as the Higher Trigger Capital Amount.
The following tier 1 capital notes (collectively, Tier 1 Capital Notes), which have a trigger amount of 5.125% and qualify as low trigger capital instruments, were outstanding as of December 31, 2016:
– USD 2.5 billion 6.25% tier 1 capital notes;
– USD 2.25 billion 7.5% tier 1 capital notes; and
– CHF 290 million 6.0% tier 1 capital notes.
The following tier 2 capital notes (collectively, Tier 2 Capital Notes), which have a trigger amount of 5% and qualify as low trigger capital instruments, were outstanding as of December 31, 2016:
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
With respect to the capital instruments that specify a trigger event if the CET1 ratio were to fall below 5.125%, the Higher Trigger Capital Amount was CHF 6.7 billion and the Higher Trigger Capital Ratio (i.e., the ratio of the Higher Trigger Capital Amount to the aggregate of all >>>RWA of the Group) was 2.5%, both as of the end of 2016.
With respect to the capital instruments that specify a trigger event if the CET1 ratio were to fall below 5%, the Higher Trigger Capital Amount was CHF 11.8 billion and the Higher Trigger Capital Ratio was 4.3%, both as of the end of 2016.
> Refer to the table “BIS capital metrics – Group” for further information on the BIS metrics used to calculate such measures.
BIS capital metrics – Group
	Phase-in			Look-through
end of	2016	2015	% change	2016	2015	% change
Capital and risk-weighted assets (CHF million)
CET1 capital	36,576	42,072	(13)	30,783	32,938	(7)
Tier 1 capital	48,865	53,063	(8)	41,879	44,601	(6)
Total eligible capital	55,728	62,682	(11)	46,758	51,425	(9)
Risk-weighted assets	271,372	294,950	(8)	268,045	289,946	(8)
Capital ratios (%)
CET1 ratio	13.5	14.3	–	11.5	11.4	–
Tier 1 ratio	18.0	18.0	–	15.6	15.4	–
Total capital ratio	20.5	21.3	–	17.4	17.7	–
bis Capital metrics
Our CET1 ratio was 13.5% as of the end of 2016 compared to 14.3% as of the end of 2015, reflecting lower CET1 capital and lower >>>RWA. Our tier 1 ratio was stable at 18.0% as of the end of 2016 compared to the end of 2015. Our total capital ratio was 20.5% as of the end of 2016 compared to 21.3% as of the end of 2015.
CET1 capital was CHF 36.6 billion as of the end of 2016 compared to CHF 42.1 billion as of the end of 2015, mainly reflecting an additional annual 20% phase-in of regulatory deductions from CET1 (from 40% to 60%), including goodwill, other intangible assets and certain deferred tax assets, and an additional annual 20% decrease in the adjustment for the accounting treatment of pension plans (from 60% to 40%), pursuant to phase-in requirements. CET1 capital was also affected by a net loss attributable to shareholders, the cash component of a dividend accrual and the net regulatory impact of losses on fair-valued financial liabilities due to changes in own credit risk. These decreases were partially offset by the issuance of common shares and a positive foreign exchange impact.
Additional tier 1 capital increased to CHF 12.3 billion as of the end of 2016 compared to CHF 11.0 billion as of the end of 2015, mainly due to an additional annual 20% phase-in of regulatory deductions (from 60% to 40%), including goodwill, other intangible assets and other capital deductions, the net regulatory impact of losses on fair-valued financial liabilities due to changes in own credit risk and the positive foreign exchange impact. These increases were partially offset by the settlement of CCA instruments that were recognized as additional tier 1 capital.

Eligible capital – Group
	Phase-in				Look-through
end of	2016		2015	% change	2016	2015	% change
Eligible capital (CHF million)
Total shareholders' equity	41,897		44,382	(6)	41,897	44,382	(6)
Regulatory adjustments [1]	(694)		(459)	51	(694)	(459)	51
Adjustments subject to phase-in
Accounting treatment of defined benefit pension plans	1,246		2,132	(42)	–	–	–
Common share capital issued by subsidiaries and held by third parties	83		89	(7)	–	–	–
Goodwill [2]	(2,919)		(1,906)	53	(4,864)	(4,765)	2
Other intangible assets [2]	(42)		(28)	50	(70)	(71)	(1)
Deferred tax assets that rely on future profitability	(2,120)		(1,262)	68	(3,534)	(3,155)	12
Shortfall of provisions to expected losses	(299)		(234)	28	(498)	(584)	(15)
Gains/(losses) due to changes in own credit on fair-valued liabilities	435		(185)	–	724	(463)	–
Defined benefit pension assets [2]	(479)		(244)	96	(798)	(611)	31
Investments in own shares	(1)		(8)	(88)	(2)	(21)	(90)
Other adjustments [3]	11		(2)	–	20	(5)	–
Deferred tax assets from temporary differences (threshold-based)	(542)		(203)	167	(1,398)	(1,310)	7
Adjustments subject to phase-in	(4,627)	[4]	(1,851)	150	(10,420)	(10,985)	(5)
CET1 capital	36,576		42,072	(13)	30,783	32,938	(7)
High-trigger capital instruments (7% trigger)	6,000		6,562	(9)	6,000	6,562	(9)
Low-trigger capital instruments (5.125% trigger)	5,096		5,101	0	5,096	5,101	0
Additional tier 1 instruments	11,096		11,663	(5)	11,096	11,663	(5)
Additional tier 1 instruments subject to phase-out [5]	2,899		2,616	11	–	–	–
Deductions from additional tier 1 capital	(1,706)	[6]	(3,288)	(48)	–	–	–
Additional tier 1 capital	12,289		10,991	12	11,096	11,663	(5)
Tier 1 capital	48,865		53,063	(8)	41,879	44,601	(6)
High-trigger capital instruments (7% trigger)	698		2,682	(74)	698	2,682	(74)
Low-trigger capital instruments (5% trigger)	4,181		4,142	1	4,181	4,142	1
Tier 2 instruments	4,879		6,824	(29)	4,879	6,824	(29)
Tier 2 instruments subject to phase-out	2,083		2,970	(30)	–	–	–
Deductions from tier 2 capital	(99)		(175)	(43)	–	–	–
Tier 2 capital	6,863		9,619	(29)	4,879	6,824	(29)
Total eligible capital	55,728		62,682	(11)	46,758	51,425	(9)
1 Includes regulatory adjustments not subject to phase-in, including a cumulative dividend accrual.
2 Net of deferred tax liability.
3 Includes cash flow hedge reserve.
4
Reflects 60% phase-in deductions, including goodwill, other intangible assets and certain deferred tax assets, and 40% of an adjustment primarily for the accounting treatment of pension plans pursuant to phase-in requirements.

5 Includes hybrid capital instruments that are subject to phase-out.
6
Includes 40% of goodwill and other intangible assets (CHF 2.0 billion) and other capital deductions, including the regulatory reversal of gains/(losses) due to changes in own credit risk on fair-valued financial liabilities, which will be deducted from CET1 once Basel III is fully implemented.

Tier 2 capital was CHF 6.9 billion as of the end of 2016 compared to CHF 9.6 billion as of the end of 2015, mainly due to the redemption of the high-trigger tier 2 instruments and the impact of the prescribed amortization requirement as instruments move closer to their maturity date.
Total eligible capital as of the end of 2016 was CHF 55.7 billion compared to CHF 62.7 billion as of the end of 2015, primarily reflecting decreases in CET1 capital and tier 2 capital, partially offset by an increase in additional tier 1 capital.
As of the end of 2016, the look-through CET1 ratio was 11.5% compared to 11.4% as of the end of 2015. As of the end of 2016, the look-through total capital ratio was 17.4% compared to 17.7% as of the end of 2015.

Capital movement – Group
	Phase-in				Look-through
end of	2016		2015		2016	2015
CET1 capital (CHF million)
Balance at beginning of period	42,072		43,322		32,938	28,576
Net loss attributable to shareholders	(2,710)		(2,944)		(2,710)	(2,944)
Foreign exchange impact	446	[1]	(1,127)		413	(1,111)
Impact of deductions relating to phase-in requirements	(2,777)		(3,356)		0	0
Issuance of common shares	717	[2]	5,832	[3]	717	5,832
Regulatory adjustment of goodwill and intangible assets, net of deferred tax liability	1		1,536		1	3,840
Regulatory adjustment of own credit on fair-valued financial liabilities	(429)		(69)		3	(173)
Other	(744)	[4]	(1,122)		(579)	(1,082)
Balance at end of period	36,576		42,072		30,783	32,938
Additional tier 1 capital (CHF million)
Balance at beginning of period	10,991		6,482		11,663	11,316
Foreign exchange impact	372		9		274	6
Impact of deductions relating to phase-in requirements	1,096		1,827		0	0
Redemptions	(505)		(29)		(505)	0
Regulatory adjustment of goodwill and intangible assets, net of deferred tax liability	0		2,304		0	0
Regulatory adjustment of own credit on fair-valued financial liabilities	446		(97)		0	0
Other	(111)		495		(336)	341
Balance at end of period	12,289		10,991		11,096	11,663
Tier 2 capital (CHF million)
Balance at beginning of period	9,619		10,947		6,824	6,984
Foreign exchange impact	73		(272)		51	(167)
Impact of deductions relating to phase-in requirements	59		57		0	0
Redemptions	(2,005)		(338)		(1,946)	0
Other	(883)	[5]	(775)		(50)	7
Balance at end of period	6,863		9,619		4,879	6,824
Eligible capital (CHF million)
Balance at end of period	55,728		62,682		46,758	51,425
1 Includes US GAAP cumulative translation adjustments and the foreign exchange impact on regulatory CET1 adjustments.
2
Represents the issuance of common shares in connection with the deferred share-based compensation and earn-out payments relating to the acquisition of our interest in York Capital Management, LLC, net of related fees and taxes which were recorded in additional paid-in-capital.

3 Represents the issuance of common shares in the amount of CHF 6.0 billion, net of related fees and taxes which were recorded in additional paid-in-capital.
4
Includes the impact of a dividend accrual, which includes the assumption that 60% of the proposed dividend is distributed in shares, the net effect of share-based compensation and pensions and a change in other regulatory adjustments (e.g., certain deferred tax assets).

5 Primarily reflects the impact of the prescribed amortization requirement as instruments move closer to their maturity date.

Risk-weighted assets
Our balance sheet positions and off-balance sheet exposures translate into >>>RWA that are categorized as credit, market, operational and non-counterparty-risk RWA. When assessing RWA, it is not the nominal size, but rather the nature (including >>>risk mitigation such as collateral or hedges) of the balance sheet positions or off-balance sheet exposures that determines the RWA. Credit risk RWA reflect the capital requirements for the possibility of a loss being incurred as the result of a borrower or counterparty failing to meet its financial obligations or as a result of a deterioration in the credit quality of the borrower or counterparty. Under >>>Basel III, certain regulatory capital adjustments are dependent on the level of CET1 capital (thresholds). The amount above the threshold is deducted from CET1 capital and the amount below the threshold is risk weighted. RWA subject to such threshold adjustments are included in credit risk RWA. Market risk RWA reflect the capital requirements of potential changes in the >>>fair values of financial instruments in response to market movements inherent in both balance sheet and off-balance sheet items. Operational risk RWA reflect the capital requirements for the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. Non-counterparty-risk RWA primarily reflect the capital requirements for our premises and equipment.
RWA decreased 8% to CHF 271.4 billion as of the end of 2016 from CHF 295.0 billion as of the end of 2015, primarily driven by a reduction in risk levels in credit risk and market risk. These movements were partially offset by increases resulting from methodology and policy changes primarily in credit risk, the foreign exchange impact and model and parameter updates in credit risk, market risk and operational risk.
Excluding the foreign exchange impact, the decrease in credit risk was primarily driven by movements in risk levels attributable to book size, partially offset by increases related to external methodology and policy changes and model and parameter updates. The decrease in risk levels resulted mainly from the wind-down of non-core businesses in the Strategic Resolution Unit and Global Markets and increased hedging benefits. This was partially offset by increases in commercial lending in Asia Pacific and International Wealth Management. External methodology and policy changes were mainly related to an additional phase-in of the multiplier on income producing real estate (IPRE) and the mortgage multiplier within Swiss Universal Bank and the additional phase-in of a multiplier on certain investment banking corporate exposures. External methodology and policy changes were also related to the phase-in impact of a new FINMA requirement to treat share-backed lending without personal guarantees as corporate exposures, which was introduced in the third quarter of 2016. The increases due to model and parameter updates were primarily due to an update of the credit conversion factor applied to private banking loans in Swiss Universal Bank and International Wealth Management as well as loss given default (LGD) updates in Global Markets, Investment Banking & Capital Markets and the Corporate Center.
Risk-weighted assets – Group
end of	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Strategic Resolution Unit	Corporate Center	Group
2016 (CHF million)
Credit risk	52,409	21,460	19,886	29,523	15,280	22,028	16,114	176,700
Market risk	888	992	8,808	8,755	172	3,567	66	23,248
Operational risk	12,068	12,523	5,836	13,393	2,575	19,660	0	66,055
Non-counterparty risk	304	277	75	42	0	186	4,485	5,369
Risk-weighted assets – phase-in	65,669	35,252	34,605	51,713	18,027	45,441	20,665	271,372
Look-through adjustment	–	–	–	–	–	–	(3,327)	(3,327)
Risk-weighted assets – look-through	65,669	35,252	34,605	51,713	18,027	45,441	17,338	268,045
2015 (CHF million)
Credit risk	47,989	18,653	15,214	33,955	12,856	45,739	18,792	193,198
Market risk	801	858	4,744	15,986	112	7,129	169	29,799
Operational risk	11,240	13,115	6,812	12,839	3,182	19,250	0	66,438
Non-counterparty risk	322	254	65	58	0	306	4,510	5,515
Risk-weighted assets – phase-in	60,352	32,880	26,835	62,838	16,150	72,424	23,471	294,950
Look-through adjustment	–	–	–	–	–	–	(5,004)	(5,004)
Risk-weighted assets – look-through	60,352	32,880	26,835	62,838	16,150	72,424	18,467	289,946

Excluding the foreign exchange impact, the decrease in market risk was primarily driven by a decrease in risk levels, partially offset by increases in model and parameter updates. The movement in risk levels was primarily due to business reductions in Global Markets and the Strategic Resolution Unit, partially offset by increased business in Asia Pacific as we execute our strategy. The increase in model and parameter updates was primarily due to updates of market data and stressed spreads, primarily in Global Markets.
The movement in operational risk was mainly driven by internal methodology and policy changes, partially offset by increases due to model and parameter updates. The decrease in internal methodology and policy changes in Global Markets was related to the purchase of an insurance policy in the second quarter of 2016. FINMA approved this policy as part of the AMA capital model. This decrease was partially offset by a CHF 0.7 billion increase in the Strategic Resolution Unit due to model and parameter updates as a result of the RMBS settlement with the DOJ regarding our legacy RMBS business. In addition, there was a refinement in the allocation among segments to reflect the new organizational structure.

Risk-weighted asset movement by risk type – Group
2016 (CHF million)	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Strategic Resolution Unit	Corporate Center	Total
Credit risk
Balance at beginning of period	47,989	18,653	15,214	33,955	12,856	45,739	18,792	193,198
Foreign exchange impact	755	258	511	251	701	947	420	3,843
Movements in risk levels	(223)	1,751	4,709	(12,877)	420	(20,650)	(3,341)	(30,211)
of which credit risk – book size [1]	(2,781)	1,275	821	(5,551)	(237)	(22,711)	(3,449)	(32,633)
of which credit risk – book quality [2]	2,558	476	3,888	(7,326)	657	2,061	108	2,422
Model and parameter updates [3]	295	144	(1,628)	5,592	475	(3,154)	241	1,965
Methodology and policy changes – internal [4]	14	138	(736)	2,136	267	(814)	(3)	1,002
Methodology and policy changes – external [5]	3,579	516	1,816	466	561	(40)	5	6,903
Balance at end of period – phase-in	52,409	21,460	19,886	29,523	15,280	22,028	16,114	176,700
Market risk
Balance at beginning of period	801	858	4,744	15,986	112	7,129	169	29,799
Foreign exchange impact	8	25	109	213	(14)	147	(2)	486
Movements in risk levels	(126)	182	3,759	(9,278)	72	(3,804)	(13)	(9,208)
Model and parameter updates [3]	230	(68)	231	1,071	1	94	(4)	1,555
Methodology and policy changes – internal [4]	(25)	(5)	(35)	763	1	1	(84)	616
Balance at end of period – phase-in	888	992	8,808	8,755	172	3,567	66	23,248
Operational risk
Balance at beginning of period	11,240	13,115	6,812	12,839	3,182	19,250	0	66,438
Movements in risk levels	688	(837)	(2,033)	3,069	(637)	(250)	0	0
Model and parameter updates [3]	109	213	44	(317)	23	660	0	732
Methodology and policy changes – internal [4]	31	32	1,013	(2,198)	7	0	0	(1,115)
Balance at end of period – phase-in	12,068	12,523	5,836	13,393	2,575	19,660	0	66,055
Non-counterparty risk
Balance at beginning of period	322	254	65	58	0	306	4,510	5,515
Movements in risk levels	(18)	23	10	(16)	0	(120)	(25)	(146)
Balance at end of period – phase-in	304	277	75	42	0	186	4,485	5,369
Total
Balance at beginning of period	60,352	32,880	26,835	62,838	16,150	72,424	23,471	294,950
Foreign exchange impact	763	283	620	464	687	1,094	418	4,329
Movements in risk levels	321	1,119	6,445	(19,102)	(145)	(24,824)	(3,379)	(39,565)
Model and parameter updates [3]	634	289	(1,353)	6,346	499	(2,400)	237	4,252
Methodology and policy changes – internal [4]	20	165	242	701	275	(813)	(87)	503
Methodology and policy changes – external [5]	3,579	516	1,816	466	561	(40)	5	6,903
Balance at end of period – phase-in	65,669	35,252	34,605	51,713	18,027	45,441	20,665	271,372
Look-through adjustment [6]	–	–	–	–	–	–	(3,327)	(3,327)
Balance at end of period – look-through	65,669	35,252	34,605	51,713	18,027	45,441	17,338	268,045
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
The look-through leverage exposure was CHF 950.8 billion as of the end of 2016, a decrease of 4% compared to CHF 987.6 billion as of the end of 2015. The decrease was primarily related to the Strategic Resolution Unit and was mainly due to a reduction in derivative transactions resulting in lower adjustments on derivative financial instruments and the wind-down of trades resulting in lower adjustments on off-balance sheet transactions. In addition, higher reversals of securities received as collateral, which are excluded from the leverage exposure, resulted in higher adjustments on securities financing transactions.
> Refer to “Balance sheet, off-balance sheet and other contractual obligations” for further information on the reduction in the Group’s consolidated balance sheet.
Look-through leverage exposure – Group
	2016	2015
Look-through leverage exposure (CHF million)
Swiss Universal Bank	252,889	238,180
International Wealth Management	94,092	101,628
Asia Pacific	108,926	98,632
Global Markets	284,143	276,656
Investment Banking & Capital Markets	45,571	40,898
Strategic Resolution Unit	105,768	168,544
Corporate Center	59,374	63,090
Leverage exposure	950,763	987,628
BIS leverage ratios – Group
The tier 1 leverage ratio was 5.1% as of the end of 2016, with a CET1 component of 3.8%. On a look-through basis, the tier 1 leverage ratio was 4.4%, with a CET1 component of 3.2%.
The CET1 leverage ratio was 3.8% as of the end of 2016 compared to 4.2% as of the end of 2015, reflecting the lower CET1 capital and lower leverage exposure. The tier 1 leverage ratio of 5.1% decreased from 5.3% as of the end of 2015, primarily reflecting the decrease in tier 1 capital.
Leverage exposure components – Group
	Phase-in			Look-through
end of	2016	2015	% change	2016	2015	% change
Leverage exposure (CHF million)
Balance sheet assets	819,861	820,805	0	819,861	820,805	0
Adjustments
Difference in scope of consolidation and tier 1 capital deductions [1]	(9,316)	(10,553)	(12)	(15,620)	(16,431)	(5)
Derivative financial instruments	88,656	104,353	(15)	88,656	104,353	(15)
Securities financing transactions	(22,766)	(16,214)	40	(22,766)	(16,214)	40
Off-balance sheet	80,632	95,115	(15)	80,632	95,115	(15)
Total adjustments	137,206	172,701	(21)	130,902	166,823	(22)
Leverage exposure	957,067	993,506	(4)	950,763	987,628	(4)
1
Includes adjustments for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation and tier 1 capital deductions related to balance sheet assets.

BIS leverage metrics – Group
	Phase-in			Look-through
end of	2016	2015	% change	2016	2015	% change
Capital and leverage exposure (CHF million)
CET1 capital	36,576	42,072	(13)	30,783	32,938	(7)
Tier 1 capital	48,865	53,063	(8)	41,879	44,601	(6)
Leverage exposure	957,067	993,506	(4)	950,763	987,628	(4)
Leverage ratios (%)
CET1 leverage ratio	3.8	4.2	–	3.2	3.3	–
Tier 1 leverage ratio	5.1	5.3	–	4.4	4.5	–

SWISS Capital and leverage metrics
Swiss capital metrics
> Refer to “Swiss Requirements” for further information on Swiss regulatory requirements.
As of the end of 2016, our Swiss CET1 ratio was 13.4%, our going concern capital ratio was 19.3%, our gone concern capital ratio was 9.8% and our TLAC ratio was 29.1%.
On a look-through basis, as of the end of 2016, our Swiss CET1 capital was CHF 30.6 billion and our Swiss CET1 ratio was 11.4%. Our going concern capital was CHF 42.4 billion and our going concern capital ratio was 15.8%. Our gone concern capital was CHF 26.3 billion and our gone concern capital ratio was 9.8% Our >>>total loss-absorbing capacity was CHF 68.8 billion and our TLAC ratio was 25.6%.
> Refer to “Capital management” in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2015 for previously reported periods.
Swiss capital metrics – Group
	Phase-in	Look- through
end of	2016	2016
Swiss capital and risk-weighted assets (CHF million)
Swiss CET1 capital	36,417	30,616
Going concern capital	52,392	42,410
Gone concern capital	26,783	26,340
Total loss-absorbing capacity	79,175	68,750
Swiss risk-weighted assets	272,090	268,762
Swiss capital ratios (%)
Swiss CET1 ratio	13.4	11.4
Going concern capital ratio	19.3	15.8
Gone concern capital ratio	9.8	9.8
TLAC ratio	29.1	25.6

Swiss capital and risk-weighted assets – Group
	Phase-in	Look- through
end of	2016	2016
Swiss capital (CHF million)
CET1 capital – BIS	36,576	30,783
Swiss regulatory adjustments [1]	(159)	(167)
Swiss CET1 capital	36,417	30,616
Additional tier 1 high-trigger capital instruments	6,000	6,000
Grandfathered capital instruments	9,975	5,794
of which additional tier 1 low-trigger capital instruments	5,096	5,096
of which tier 2 high-trigger capital instruments	698	698
of which tier 2 low-trigger capital instruments	4,181	0
Swiss additional tier 1 capital	15,975	11,794
Going concern capital	52,392	42,410
Bail-in debt instruments	22,159	22,159
Additional tier 1 instruments subject to phase-out	2,899	0
Tier 2 instruments subject to phase-out	2,083	0
Tier 2 amortization component	1,448	0
Tier 2 low-trigger capital instruments	0	4,181
Deductions	(1,806)	0
Gone concern capital	26,783	26,340
Total loss-absorbing capacity	79,175	68,750
Risk-weighted assets (CHF million)
Risk-weighted assets – BIS	271,372	268,045
Swiss regulatory adjustments [2]	718	717
Swiss risk-weighted assets	272,090	268,762
1 Includes adjustments for certain unrealized gains outside the trading book.
2 Primarily includes differences in the credit risk multiplier.
Swiss leverage metrics
The leverage exposure used in the Swiss leverage ratio is measured on the same period-end basis as the leverage exposure for the >>>BIS leverage ratio.
Swiss leverage metrics – Group
	Phase-in	Look- through
end of	2016	2016
Swiss capital and leverage exposure (CHF million)
Swiss CET1 capital	36,417	30,616
Going concern capital	52,392	42,410
Gone concern capital	26,783	26,340
Total loss-absorbing capacity	79,175	68,750
Leverage exposure	957,067	950,763
Swiss leverage ratios (%)
Swiss CET1 leverage ratio	3.8	3.2
Going concern leverage ratio	5.5	4.5
Gone concern leverage ratio	2.8	2.8
TLAC leverage ratio	8.3	7.2
Rounding differences may occur.
As of the end of 2016, our Swiss CET1 leverage ratio was 3.8%, our going concern leverage ratio was 5.5%, our gone concern leverage ratio was 2.8% and our TLAC leverage ratio was 8.3%.
On a look-through basis, as of the end of 2016, our Swiss CET1 leverage ratio was 3.2%, our going concern leverage ratio was 4.5%, our gone concern leverage ratio was 2.8% and our TLAC leverage ratio was 7.2%.
Bank regulatory disclosures
The following capital, >>>RWA and leverage disclosures apply to the Bank. The business of the Bank is substantially the same as that of the Group, including business drivers and trends relating to capital, RWA and leverage metrics.
BIS capital and leverage metrics – Bank
> Refer to “BIS capital metrics”, “Risk-weighted assets” and “Leverage metrics” for further information.
BIS capital metrics – Bank
	Phase-in
end of	2016	2015	% change
Capital and risk-weighted assets (CHF million)
CET1 capital	35,177	40,013	(12)
Tier 1 capital	46,782	50,570	(7)
Total eligible capital	53,703	60,242	(11)
Risk-weighted assets	263,769	286,947	(8)
Capital ratios (%)
CET1 ratio	13.3	13.9	–
Tier 1 ratio	17.7	17.6	–
Total capital ratio	20.4	21.0	–

Eligible capital and risk-weighted assets – Bank
	Phase-in
end of	2016		2015	% change
Eligible capital (CHF million)
Total shareholder's equity	40,682		43,406	(6)
Regulatory adjustments [1]	(22)		(5)	340
Adjustments subject to phase-in	(5,483)	[2]	(3,388)	62
CET1 capital	35,177		40,013	(12)
Additional tier 1 instruments	10,217	[3]	10,805	(5)
Additional tier 1 instruments subject to phase-out [4]	2,899		2,616	11
Deductions from additional tier 1 capital	(1,511)	[5]	(2,864)	(47)
Additional tier 1 capital	11,605		10,557	10
Tier 1 capital	46,782		50,570	(7)
Tier 2 instruments	4,931	[6]	6,865	(28)
Tier 2 instruments subject to phase-out	2,083		2,970	(30)
Deductions from tier 2 capital	(93)		(163)	(43)
Tier 2 capital	6,921		9,672	(28)
Total eligible capital	53,703		60,242	(11)
Risk-weighted assets by risk type (CHF million)
Credit risk	169,400		185,574	(9)
Market risk	23,198		29,755	(22)
Operational risk	66,055		66,438	(1)
Non-counterparty risk	5,116		5,180	(1)
Risk-weighted assets	263,769		286,947	(8)
1 Includes regulatory adjustments not subject to phase-in, including a cumulative dividend accrual.
2 Primarily reflects 60% phase-in deductions, including goodwill, other intangible assets and certain deferred tax assets.
3
Consists of high-trigger and low-trigger capital instruments. Of this amount, CHF 6.1 billion consists of capital instruments with a capital ratio write-down trigger of 7% and CHF 4.1 billion consists of capital instruments with a capital ratio write-down trigger of 5.125%.

4 Includes hybrid capital instruments that are subject to phase-out.
5
Includes 40% of goodwill and other intangible assets (CHF 1.7 billion) and other capital deductions, including gains/(losses) due to changes in own credit risk on fair-valued financial liabilities, that will be deducted from CET1 once Basel III is fully implemented.

6
Consists of high-trigger and low-trigger capital instruments. Of this amount, CHF 0.8 billion consists of capital instruments with a capital ratio write-down trigger of 7% and CHF 4.2 billion consists of capital instruments with a capital ratio write-down trigger of 5%.

The Bank’s CET1 ratio was 13.3% as of the end of 2016 compared to 13.9% as of the end of 2015, reflecting lower CET1 capital and RWA. The Bank’s tier 1 ratio was 17.7% as of the end of 2016 compared to 17.6% as of the end of 2015. The Bank’s total capital ratio was 20.4% as of the end of 2016 compared to 21.0% as of the end of 2015.
CET1 capital was CHF 35.2 billion as of the end of 2016 compared to CHF 40.0 billion as of the end of 2015, mainly reflecting a net loss attributable to shareholder, an additional annual 20% phase-in of regulatory deductions from CET1 (from 40% to 60%), including goodwill, other intangible assets and certain deferred tax assets and the net regulatory impact of losses on fair-valued financial liabilities due to changes in own credit risk. These decreases were partially offset by the issuance of common shares and a positive foreign exchange impact.
Additional tier 1 capital was CHF 11.6 billion as of the end of 2016 compared to CHF 10.6 billion as of the end of 2015, mainly due to an additional annual 20% phase-in of regulatory deductions (from 60% to 40%), including goodwill, other intangible assets and other capital deductions, the net regulatory impact of losses on fair-valued financial liabilities due to changes in own credit risk and a positive foreign exchange impact. These increases were partially offset by the settlement of CCA instruments that were recognized as additional tier 1 capital.
Tier 2 capital was CHF 6.9 billion as of the end of 2016 compared to CHF 9.7 billion as of the end of 2015, mainly due to the redemption of the high-trigger tier 2 instruments and the impact of the prescribed amortization requirement as instruments move closer to their maturity date.
The Bank’s total eligible capital was CHF 53.7 billion as of the end of 2016 compared to CHF 60.2 billion as of the end of 2015.
RWA decreased CHF 23.2 billion to CHF 263.8 billion as of the end of 2016 compared to CHF 286.9 billion as of the end of 2015.
Leverage exposure components – Bank
	Phase-in
end of	2016	2015	% change
Leverage exposure (CHF million)
Balance sheet assets	802,322	803,931	0
Adjustments
Difference in scope of consolidation and tier 1 capital deductions [1]	(11,745)	(13,059)	(10)
Derivative financial instruments	88,878	104,604	(15)
Securities financing transactions	(22,767)	(16,215)	40
Off-balance sheet	79,820	94,312	(15)
Total adjustments	134,186	169,642	(21)
Leverage exposure	936,508	973,573	(4)
1
Includes adjustments for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation and tier 1 capital deductions related to balance sheet assets.

BIS leverage metrics – Bank
	Phase-in
end of	2016	2015	% change
Capital and leverage exposure (CHF million)
CET1 capital	35,177	40,013	(12)
Tier 1 capital	46,782	50,570	(7)
Leverage exposure	936,508	973,573	(4)
Leverage ratios (%)
CET1 leverage ratio	3.8	4.1	–
Tier 1 leverage ratio	5.0	5.2	–

Swiss capital and leverage metrics – Bank
> Refer to “Swiss capital and leverage metrics” for further information.
Swiss capital metrics – Bank
Phase-in
end of	2016
Swiss capital and risk-weighted assets (CHF million)
Swiss CET1 capital	35,039
Going concern capital	50,188
Gone concern capital	26,985
Total loss-absorbing capacity	77,173
Swiss risk-weighted assets	264,490
Swiss capital ratios (%)
Swiss CET1 ratio	13.2
Going concern capital ratio	19.0
Gone concern capital ratio	10.2
TLAC ratio	29.2
Swiss capital and risk-weighted assets – Bank
Phase-in
end of	2016
Swiss capital (CHF million)
CET1 capital – BIS	35,177
Swiss regulatory adjustments [1]	(138)
Swiss CET1 capital	35,039
Additional tier 1 high-trigger capital instruments	6,083
Grandfathered capital instruments	9,065
of which additional tier 1 low-trigger capital instruments	4,134
of which tier 2 high-trigger capital instruments	750
of which tier 2 low-trigger capital instruments	4,181
Swiss additional tier 1 capital	15,149
Going concern capital	50,188
Bail-in debt instruments	22,159
Additional tier 1 instruments subject to phase-out	2,899
Tier 2 instruments subject to phase-out	2,083
Tier 2 amortization component	1,448
Deductions	(1,604)
Gone concern capital	26,985
Total loss-absorbing capacity	77,173
Risk-weighted assets (CHF million)
Risk-weighted assets – BIS	263,769
Swiss regulatory adjustments [2]	721
Swiss risk-weighted assets	264,490
Rounding differences may occur.
1 Includes adjustments for certain unrealized gains outside the trading book.
2 Primarily includes differences in the credit risk multiplier.
Swiss leverage metrics – Bank
Phase-in
end of	2016
Swiss capital and leverage exposure (CHF million)
Swiss CET1 capital	35,039
Going concern capital	50,188
Gone concern capital	26,985
Total loss-absorbing capacity	77,173
Leverage exposure	936,508
Swiss leverage ratios (%)
Swiss CET1 leverage ratio	3.7
Going concern leverage ratio	5.4
Gone concern leverage ratio	2.9
TLAC leverage ratio	8.2
Rounding differences may occur.
other regulatory disclosures
In connection with the implementation of >>>Basel III, certain regulatory disclosures for the Group and certain of its subsidiaries are required. The Group’s Pillar 3 disclosure, regulatory disclosures, additional information on capital instruments, including the main features and terms and conditions of regulatory capital instruments that form part of the eligible capital base, G-SIB financial indicators, reconciliation requirements, leverage ratios and certain liquidity disclosures as well as regulatory disclosures for subsidiaries can be found on our website.
> Refer to www.credit-suisse.com/regulatorydisclosures for additional information.
Shareholders’ equity and share metrics
Total shareholders’ equity
Group
The Group’s total shareholders’ equity was CHF 41.9 billion as of the end of 2016 compared to CHF 44.4 billion as of the end of 2015. Total shareholders’ equity was negatively impacted by a net loss attributable to shareholders, losses on fair value elected liabilities relating to credit risk, transactions relating to the settlement of share-based compensation awards and dividends paid. These movements were partially offset by an increase in the share-based compensation obligation, foreign exchange-related movements on cumulative translation adjustments, amortization and re-measurement of actuarial gains and losses and prior service costs of the Group’s defined pension assets and liabilities as of the end of 2016 and the issuance of common shares, including those in connection with earn-out payments relating to the acquisition of our interest in York Capital Management, LLC.
> Refer to the “Consolidated statements of changes in equity” in V – Consolidated financial statements – Credit Suisse Group for further information on the Group’s total shareholders’ equity.

Bank
The Bank’s total shareholder’s equity was CHF 40.7 billion as of the end of 2016 compared to CHF 43.4 billion as of the end of 2015. Total shareholder’s equity was negatively impacted by a net loss attributable to shareholders, losses on fair value elected liabilities relating to credit risk and transactions relating to the settlement of share-based compensation awards. These movements were partially offset by an increase in the share-based compensation obligation, capital contributions from the Group and foreign exchange-related movements on cumulative translation adjustments.
> Refer to the “Consolidated statements of changes in equity” in VII – Consolidated financial statements – Credit Suisse (Bank) for further information on the Bank’s total shareholder’s equity.
Shareholders' equity and share metrics
	Group			Bank
end of	2016	2015	% change	2016	2015	% change
Shareholders' equity (CHF million)
Common shares	84	78	8	4,400	4,400	0
Additional paid-in capital	32,131	31,925	1	40,700	39,883	2
Retained earnings	25,954	29,139	(11)	8,833	12,427	(29)
Treasury shares, at cost	0	(125)	100	–	–	–
Accumulated other comprehensive income/(loss)	(16,272)	(16,635)	(2)	(13,251)	(13,304)	0
Total shareholders' equity	41,897	44,382	(6)	40,682	43,406	(6)
Goodwill	(4,913)	(4,808)	2	(4,023)	(3,929)	2
Other intangible assets	(213)	(196)	9	(213)	(196)	9
Tangible shareholders' equity [1]	36,771	39,378	(7)	36,446	39,281	(7)
Shares outstanding (million)
Common shares issued	2,089.9	1,957.4	7	4,399.7	4,399.7	0
Treasury shares	0.0	(5.9)	100	–	–	–
Shares outstanding	2,089.9	1,951.5	7	4,399.7	4,399.7	0
Par value (CHF)
Par value	0.04	0.04	0	1.00	1.00	0
Book value per share (CHF)
Total book value per share	20.05	22.74	(12)	9.25	9.87	(6)
Goodwill per share	(2.35)	(2.46)	(4)	(0.92)	(0.90)	2
Other intangible assets per share	(0.11)	(0.10)	10	(0.05)	(0.04)	25
Tangible book value per share [1]	17.59	20.18	(13)	8.28	8.93	(7)
1
Management believes that tangible shareholders' equity and tangible book value per share, both non-GAAP financial measures, are meaningful as they are measures used and relied upon by industry analysts and investors to assess valuations and capital adequacy.

Share repurchases
The Swiss Code of Obligations limits a corporation’s ability to hold or repurchase its own shares. We may only repurchase shares if we have sufficient free reserves to pay the purchase price, and if the aggregate nominal value of the repurchased shares does not exceed 10% of our nominal share capital. Furthermore, we must create a special reserve in our parent company’s financial statements in the amount of the purchase price of the acquired shares. In our consolidated financial statements, own shares are recorded at cost and reported as treasury shares, resulting in a reduction in total shareholders’ equity. Shares repurchased by us do not carry any voting rights at shareholders’ meetings.
We purchased 1,224.5 million treasury shares and sold or re-issued 1,218.2 million treasury shares in 2016, predominantly for market-making purposes and facilitating customer orders. As of December 31, 2016, the Group held no treasury shares.
> Refer to “Impact of share-based compensation on shareholders’ equity” in IV – Corporate Governance and Compensation – Compensation – Group compensation for further information.
Purchases and sales of treasury shares
	Number of shares (million)	Average price per share (CHF)
2016
January	52.2	18.91
February	68.4	14.09
March	75.5	14.51
April	123.9	13.89
May	83.8	14.04
June	274.3	12.24
July	132.6	10.85
August	93.5	11.50
September	114.4	13.27
October	58.3	13.24
November	86.4	13.48
December	61.2	15.16
Total purchase of treasury shares	1,224.5	–
Total sale of treasury shares	1,218.2	–

Dividends and dividend policy
Under the Swiss Code of Obligations, dividends may be paid out only if and to the extent the corporation has distributable profits from previous business years, or if the free reserves of the corporation are sufficient to allow distribution of a dividend. In addition, at least 5% of the annual net profits must be retained and booked as general legal reserves for so long as these reserves amount to less than 20% of the paid-in share capital. Our reserves currently exceed this 20% threshold. Furthermore, dividends may be paid out only after shareholder approval at the Annual General Meeting (AGM). The Board of Directors may propose that a dividend be paid out, but cannot itself set the dividend. In Switzerland, the auditors are required to confirm whether the appropriation of retained earnings is in accordance with Swiss law and the company’s articles of incorporation. In practice, the shareholders usually approve the dividend proposal of the Board of Directors. Dividends are usually due and payable after the shareholders’ resolution relating to the allocation of profits has been passed. Under the Swiss Code of Obligations, the statute of limitations in respect of claiming the payment of dividends that have been declared is five years.
Our dividend payment policy seeks to provide investors with a stable and efficient form of capital distribution relative to earnings. The dividend payment made in 2016 for the financial year 2015 consisted of a distribution of CHF 0.70 per share payable out of capital contribution reserves in cash or, upon shareholder election and subject to legal restrictions applicable in shareholders’ home jurisdictions, a scrip dividend or a combination thereof. The distribution was free of Swiss withholding tax and was not subject to income tax for Swiss resident individuals holding the shares as a private investment. Our Board of Directors will propose to the shareholders at the AGM on April 28, 2017 a distribution of CHF 0.70 per share out of capital contribution reserves for the financial year 2016. The distribution will be free of Swiss withholding tax and will not be subject to income tax for Swiss resident individuals holding the shares as a private investment. The distribution will be payable in cash or, subject to any legal restrictions applicable in shareholders’ home jurisdictions, in new Group shares at the option of the shareholder. The ex-dividend date has been set to May 12, 2017.
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
Dividend per ordinary share
	USD	[1]	CHF
Dividend per ordinary share for the financial year
2015	0.72		0.70
2014	0.75		0.70
2013	0.79		0.70
2012 [2]	0.80		0.75
2011	0.78		0.75
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
Interest rate risk inherent in banking book activities, such as lending and deposit-taking, is managed through the use of replication portfolios. Treasury develops and maintains the models needed to determine the interest rate risks of products that do not have a defined maturity, such as demand and savings accounts. For this purpose, a replicating methodology is applied in close coordination with Risk Management to maximize the stability and sustainability of spread revenues at the divisions. Further, Treasury manages the interest exposure of the Bank’s equity to targets agreed with senior management.

Risk management
The prudent taking of risk in line with our strategic priorities is fundamental to our business as a leading global bank and continued to be a key focus area in 2016. During the year, we focused on aligning the Group risk profile with our strategy. We took measures to significantly reduce exposures in Global Markets and the Strategic Resolution Unit, while increasing our lending activities in our wealth management-related businesses. At the same time, strengthening our operational control framework remained a primary focus.
Key Risk developments
2016 was a year marked by rising geopolitical uncertainty, particularly in connection with the outcome of the UK referendum on continued EU membership and the US presidential election. The rise in geopolitical risks in developed markets brought increased volatility and select stress episodes to global markets but overall did not result in significant weakness. Certain member states of the eurozone faced significant domestic economic and political challenges.
The eurozone political climate
On June 23, 2016, voters in the UK voted in favor of leaving the European Union in a non-binding referendum. This caused significant volatility in financial markets, including a substantial decline in global stock prices and a steep devaluation of the British pound, as well as a political crisis in the UK. Among the significant global implications of the referendum was the increased uncertainty concerning a potentially more persistent and widespread imposition by central banks of negative interest rate policies. We monitored developments closely and conducted various scenario analyses designed to evaluate potential outcomes, such as possible impacts of the referendum on UK gross domestic product, the British pound and negative interest rates to assess the potential effects on our earnings and capital position. We implemented a number of precautionary measures to help ensure operational and infrastructure stability leading up to and following the referendum. During this time, we successfully managed the overall impact of the referendum on Credit Suisse from an exposure, earnings and liquidity perspective. We experienced substantial trading volumes in the days following the result of the referendum and we suffered no significant operational issues due to our active management of these volume increases.
Increased political uncertainty in Italy following an important referendum on government structure, as well as banking sector solvency concerns in the country, brought some stress to eurozone markets. The events in Italy have so far not led to a significant disruption in financial markets and the economy, however concerns over future reforms in Italy and its continued membership in the eurozone remain. We run a series of market evaluations and stress tests in advance of key political votes in order to mitigate our market exposures to potential political regime shifts, for example, relating to the upcoming elections in Germany and France in 2017.
US election and economic policy
The US elected a new president on November 8, 2016. In advance of the election there was increased market uncertainty relating to the policies that the new administration might implement. In the lead-up to the election, we frequently ran a suite of stress scenarios to simulate the potential immediate market reaction, monitoring the outputs with the aim of keeping exposures within our risk appetite. After the election, key assumptions for future US economic policy include potential tax cuts, decreased regulation and greater infrastructure spending coupled with a risk of disruptive foreign trade policies. We continue to assess the range of potential economic and market outcomes which might result from the economic policies of the new US administration through a suite of stress tests and continue to closely monitor the potential impacts on market exposures.
Cyberattacks
The financial industry continues to face continuously evolving cyber threats from a variety of actors who are driven by monetary, political and other motivations. We continue to invest significantly in our information and cybersecurity program and strengthen our governance, policy and controls framework to escalate issues and mitigate key IT risks. We regularly assess the effectiveness of our key controls and conduct employee training and awareness activities, including for key management personnel, in order to embed a strong risk mitigation culture.
Brazil
Brazil has been facing a severe recession which has been exacerbated by a political crisis as a consequence of corruption investigations and impeachment proceedings against Brazil’s former president. Given the political uncertainties, it was difficult for the Brazilian government to enact measures to address economic and fiscal policy. While Brazil is an important market for Credit Suisse, we reduced our risk appetite in this region during 2016 and continued to carefully monitor our exposure, particularly for our corporate loan portfolio.

Oil and gas sector and commodities
Following a significant fall in oil and gas prices and considerable volatility, lower prices seen in January 2016 stabilized and subsequently rose during the rest of the year. Exposures to the oil and gas sector are closely monitored, especially those related to exploration and production activities which are most directly impacted by commodity prices. More stable GDP growth in China in 2016 has lifted metals and other commodity prices, however, given the broader commodity price trends which are likely to persist in 2017 we will also continue to closely monitor our exposures to the broader commodity markets.
Ship finance
Prices in all main shipping segments (bulker, tanker and container) remained under pressure during 2016 due to the combination of a slow-down in global trade and overcapacity in the world fleet, which had built up in the past during periods of high demand. This imbalance between supply and demand resulted in lower revenues for the shipping industry and declining market values for vessels. These market developments increased the risks for our ship finance portfolio. The majority of the positions continue to perform, and we strengthened our credit risk monitoring process in response to the current market situation.
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
The first line of defense is the front office, which is responsible for pursuing suitable business opportunities within the strategic risk objectives and compliance requirements of the Group, and has primary responsibility for ensuring compliance with relevant legal and regulatory requirements and internal controls.
The second line of defense includes functions such as risk management, legal, compliance and product control. It articulates standards and expectations for the management of risk and effectiveness of controls, including advising on applicable legal and regulatory requirements and publishing related policies, and monitors compliance with the same. The second line of defense is separate from the front office and acts as an independent control function, responsible for reviewing, measuring and challenging front office activities and producing independent management information and risk management reporting for senior management and regulatory authorities.
The third line of defense is the internal audit function, which monitors the effectiveness of controls across various functions and operations, including risk management and governance practices.

Our operations are regulated by authorities in each of the jurisdictions in which we conduct business. Central banks and other bank regulators, financial services agencies, securities agencies and exchanges and self-regulatory organizations are among the regulatory authorities that oversee our businesses. >>>FINMA is our primary regulator.
> Refer to “Regulation and supervision” in I – Information on the company for further information.
Our governance includes a committee structure and a comprehensive set of corporate policies which are developed, reviewed and approved by the Board, the Executive Board, their respective committees, the Group Chief Risk Officer (CRO) and the board of directors of significant subsidiaries, in accordance with their respective responsibilities and levels of authority.
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
Executive Board committees
The Capital Allocation & Risk Management Committee (CARMC) is responsible for supervising and directing our risk profile, recommending risk limits at the Group level to the Risk Committee and the Board, establishing and allocating risk limits among the various businesses, and for developing measures, methodologies and tools to monitor and manage the risk portfolio. CARMC meets monthly and conducts reviews according to the following three rotating cycles. The asset & liability management cycle reviews the funding and balance sheet trends and activities, plans and monitors regulatory and business liquidity requirements and internal and regulatory capital adequacy. The market & credit risks cycle reviews risk exposures and concentrations, defines and implements risk management strategies for the Group businesses and sets and approves risk limits within approved Board limits and other appropriate measures to monitor and manage the risk portfolio within the various Group businesses. In the market & credit risk cycle, the credit portfolio & provisions review committee, a sub-committee of CARMC, reviews the quality of the credit portfolio with a focus on the development of impaired assets and the assessment of related provisions and valuation allowances. The internal control systems cycle monitors and analyzes significant legal and compliance risks, reviews and approves the business continuity program’s alignment with the corporate strategy on an annual basis, sets limits, caps and triggers on specific businesses to control significant operational risk exposure, and reviews and assesses the appropriateness and efficiency of the internal control systems, particularly with regards to valuation risks and the new business approval process.
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
Our risk organization has been further reshaped to support the Group’s strategy and divisional structure, for example by placing more emphasis on the divisional chief risk officers, who also act as legal entity chief risk officers for the most significant legal entities in their region.

We have adjusted our governance framework by establishing risk management committees for each division. In addition, the divisional chief risk officer organizations developed more granular risk appetite frameworks and reporting capabilities to cover the specific needs of their business divisions. Furthermore, while maintaining the matrix structure from a people and business management perspective, the restructuring improved the Group’s cost transparency along our legal entities and divisions. The global risk functions continue to drive our risk appetite, ensure globally harmonized models and methodologies, execute global regulatory deliverables, provide global limit frameworks and ensure risk conflict remediation.
The key elements of the risk organization include:
Matrix structure
Our matrix structure reflects the Group’s business strategy and emphasizes the Group’s legal entity considerations.
The global functions comprise market & liquidity, credit, enterprise, operational and fiduciary risk management, and are accountable for functional risk oversight and the risk limit framework at the global and local legal entity level. They are also responsible for functional models, methodologies and policies and function-related regulatory change. The enterprise risk management mandate is focused on the overarching risk framework including risk appetite and stress testing, Group risk reporting, model risk management, risk-related regulatory management and coordination of our reputational risk-related activities.
The divisional chief risk officer roles for Swiss Universal Bank, International Wealth Management, Asia Pacific, Global Markets, Investment Banking & Capital Markets and the Strategic Resolution Unit are intended to ensure alignment of the risk management function within our divisions. The divisional chief risk officer role for Investment Banking & Capital Markets is covered by the head of the global credit risk management function.
The legal entity chief risk officers provide risk oversight for certain significant legal entities in the locations of our main operations. They define the local risk management and risk appetite frameworks and are responsible for meeting the legal-entity-specific regulatory requirements. The legal entity chief risk officer roles for our most significant legal entities are generally undertaken by divisional chief risk officers.
The global functions and the divisional/legal entity chief risk officers jointly manage the functional teams.
Other central functions
Risk and Financial Data Analytics, Reporting provides consistent reporting production, analytics and data management shared with finance functions. CRO Change is responsible for the portfolio of strategic change programs across the risk management function. The CRO’s chief operating officer facilitates business management within the risk management function.

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
We seek to promote responsible behavior and conduct through the Group’s Code of Conduct, which provides a clear statement of the ethical values and professional standards expected of our employees and representatives as a basis for maintaining and strengthening our reputation for integrity, fair dealing and measured risk-taking. We have also established a set of business conduct behaviors across the Group that support our desired risk culture. They are designed to encourage employees to act in ways that reduce the frequency and impact of operational risk incidents, address the root causes of past operational risk incidents in the financial services sector and other relevant industries, and help to prevent and address potential adverse risk incidents in the future. Various initiatives in this area have provided employees with practical guidance on careful and considered behavior as well as the importance of acting ethically and learning from mistakes. Our employee performance assessment and compensation processes are linked to the Code of Conduct and the set of business conduct behaviors.
> Refer to “Legal, compliance, regulatory and conduct risk” in Risk coverage and management for further information.
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
Risk capacity is the maximum level of risk that we can assume given our current level of resources before breaching any constraints determined by capital and liquidity needs, the operational environment and our responsibilities to depositors, shareholders, investors and other stakeholders. Risk appetite expresses the aggregate level and types of risk we are willing to assume within our risk capacity to achieve our strategic objectives and business plan. Risk profile is a point-in-time assessment of our net risk exposures aggregated within and across each relevant risk category and is expressed in a variety of different quantitative risk metrics and qualitative risk observations. The size of our risk profile is restricted to the planned level of our risk appetite through the use of risk controls, such as limits, guidelines, tolerances and targets.

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
Group-wide risk appetite is determined in partnership with the financial and capital planning process on an annual basis, based on bottom-up forecasts that reflect planned risk usage by the businesses and top-down, Board-driven strategic risk objectives and risk appetite. Scenario stress testing of financial and capital plans is an essential element in the risk appetite calibration process as a key means through which our strategic risk objectives, financial resources and business plans are aligned. The capital plans are also analyzed using our economic capital coverage ratio, which provides a further means of assessing bottom-up risk plans with respect to available capital resources. The risk appetite is approved through a number of internal governance forums, including joint approval by the Group CRO and the CFO, the Risk Appetite Review Committee (a sub-committee of CARMC), CARMC, the Risk Committee and, subsequently, by the Board.
The risk appetite statement is the formal plan, approved by the Board, for our Group-wide risk appetite. Key divisional allocations are cascaded from the Group and approved in divisional risk management committees. Legal entity risk appetites are set by the local legal entity board of directors within the limits established by the Group.
The top-down and bottom-up risk appetite calibration process includes the following key steps:
Top-down:
– Group-level strategic risk objectives are agreed by the Board in line with our financial and capital objectives.
– Top-down risk capacities and risk appetites are determined with reference to available resources and key thresholds, such as minimum regulatory requirements.
– A risk appetite statement is determined and approved annually by the Board, and is based on the strategic risk objectives, the comprehensive scenario stress testing of our forecasted financial results and capital requirements, and our economic capital framework. A semi-annual review of the risk appetite and capacity levels is performed. The risk appetite statement comprises quantitative and qualitative risk measures necessary for adequate control of the risk appetite across the organization. The review of the top-down and bottom-up risk appetite levels and their allocation between divisions and legal entities is performed by the Risk Appetite Review Committee.
– Separate legal entity risk appetite frameworks aligned to local regulatory requirements are in place for material subsidiaries. An integrated year-end planning process ensures that individual legal entity risk appetites are consistent with Group levels.
– Divisional risk committees are responsible for allocating risk appetite within the respective divisions based on individual business line reviews and requirements.
Bottom-up:
– Planned risk levels and related risk appetite requirements are provided by front office business experts in conjunction with financial and capital plans in order to ensure consistency with the business strategy. Risk plans are reviewed by the relevant risk management committees.
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
Risk controls
A core aspect of our risk appetite framework is a sound system of integrated risk controls to maintain our risk profile within our overall risk appetite. Our risk appetite framework utilizes a suite of different types of risk controls to reflect the aggregate risk appetite of the Group and to further cascade risk appetite across our organization, including among business divisions and legal entities. The risk controls restrict our maximum balance sheet and off-balance sheet exposure given the market environment, business strategy and financial resources available to absorb losses. Different levels of seniority are mapped to, and specific enforcement and breach response protocols are required for, each type of risk control. We define the following risk control categories:
– Qualitative controls represent controls that are used to manage identified but unquantifiable or subjective risks, with compliance assessed by the appropriate level of control authority.
– Quantitative controls represent controls that are used to manage identified quantifiable risks and exist in the form of limits, guidelines, tolerances, targets and flags.
Control authority for the risk controls is determined by the relevant approving body and controls are currently in effect for all key risk governance bodies and committees including the Board, its Risk Committee, the Executive Board and CARMC. The appropriateness of the control types for the various risk classes within our risk appetite, including market, credit, operational and liquidity risk, is determined considering the respective characteristics of the various risk control types. We define the following types of risk controls:
– Qualitative control statements are required for all qualitative controls. Qualitative control statements need to be specific and to clearly define the respective risk to ensure that the risk profile for unquantifiable or subjective risks is readily assessable.
– Limits, guidelines and tolerances are specific threshold levels for a given risk metric. Limits are binding thresholds that require discussion to avoid a breach and trigger immediate remediating action if a breach occurs. Guidelines are thresholds which, if breached, require an action plan to reduce risk below the guideline or to propose, justify and agree to adjust the guideline. Tolerances are designed as management thresholds to initiate discussion, and breach of a tolerance level triggers review by the relevant control authority.
– Targets represent the level of risk that the Group intends to accept in pursuit of business objectives at a specific point in time in the future.

– Flags are early warning indicators, which serve primarily as a business risk management and supervisory control tool for our front offices and Treasury, and they may be complementary to other types of control.
With respect to limits, guidelines and tolerances, established criteria are applied in the selection of the appropriate risk control, including the assessment of (i) the materiality of the respective risk metric with regard to its contribution to the overall Group risk appetite; (ii) the importance of the risk control to the organization from a qualitative perspective; (iii) the characteristic of the respective risk, e.g., risk concentrations or high priority risk for the Group; and (iv) the availability of mitigating actions to manage the risk profile of the Group in relation to the respective risk.
We have established a control structure which manages the Group’s risk profile using multiple metrics, including economic risk capital, >>>value-at-risk (VaR), scenario analysis and various exposure limits at the Group level. The overall risk limits for the Group are set by the Board in consultation with its Risk Committee and are binding. In the rare circumstance where a breach of these limits would occur, it would result in an immediate notification to the chairman of the Board’s Risk Committee and the Group CEO, and written notification to the full Board at its next meeting. Following notification, the Group CRO may approve positions that exceed the Board limits up to a predefined level and any such approval is reported to the full Board. Positions that exceed the Board limits by more than the predefined level may only be approved by the Group CRO and the full Board acting jointly. In 2016 and 2015, no Board limits were exceeded.
Dedicated controls are also in place to cover the specific risk profiles of individual businesses and legal entities. In the context of the overall risk appetite of the Group, as defined by the limits set by the Board and its Risk Committee, CARMC is responsible for allocating divisional risk limits and more specific limits deemed necessary to control the concentration of risk within individual lines of business. The divisional risk management committees and the divisional and legal entity chief risk officers are responsible for allocating risk appetite further within the organization. For this purpose, they use a detailed framework of individual risk limits designed to control risk-taking at a granular level by individual businesses and in the aggregate. The risk controls are intended to:
– limit overall risk-taking to the Group’s risk appetite;
– trigger senior management discussions with the businesses involved, risk management and governance committees in case of substantial change in the overall risk profile;
– ensure consistent risk measurement across businesses;
– provide a common framework for the allocation of resources to businesses; and
– provide a basis for protecting the Group’s capital base and meeting strategic risk objectives.
While the primary purpose is risk management, risk limits are also useful tools in the identification of trading misconduct and unauthorized trading activities. The limit owners are responsible for reviewing warning triggers for risk limits. They may set warning triggers for potential limit excesses at any level lower than the approved limits as deemed appropriate after taking into account the nature of the underlying business. Strict escalation procedures apply to any limit breaches and, depending on the severity of the excess, the Group CRO or divisional chief executive officer’s approval may be required. Serious excesses are highlighted in periodic Risk Committee meeting management summaries. An assessment by the disciplinary review committee and any disciplinary actions that may be taken are considered in the regular performance assessment and compensation processes.
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
The key risk types, their definitions and key risk evaluation methods are summarized in the following table.

Key risk types overview

Key risk types and definition	Key risk evaluation methods
Liquidity and funding risks: The risk that we do not have the appropriate amount of funding and liquidity to meet our obligations.	Liquidity coverage ratio, net stable funding ratio, liquidity barometer, stress testing
Market risk: The risk of financial loss from adverse changes in market prices, including interest rates, credit spreads, foreign exchange, equity and commodity prices, and other factors such as market volatility and the correlation of market prices across asset classes.	Value-at-risk, sensitivities, economic risk capital, stress testing
Credit risk: The risk of financial loss arising as a result of a borrower or counterparty failing to meet its financial obligations or as a result of deterioration in the credit quality of the borrower or counterparty.	Gross and net loan exposures, commitments, probability of default, loss given default, exposure at default, potential future exposure, country exposures, economic risk capital, stress testing
Operational risk: The risk of financial loss arising from inadequate or failed internal processes, people or systems, or from external events. **Technology risk:** The risk that technology-related failures, such as services outages or information security incidents, may disrupt business. **Legal, compliance, regulatory and conduct risks:** Legal risk is the risk of loss or any other material adverse impact arising from circumstances including the failure to comply with legal obligations, the making of legal challenge or claim against us and our inability to enforce legal rights. Compliance and regulatory risk is the risk from the failure to comply with laws, regulations, rules or market standards, and also includes the risk of negative effects on our activities and strategic initiatives. Conduct risk is the risk that improper behavior or judgment results in negative financial, non-financial and/or reputational harm to our clients, our employees, the Group, or damage to the integrity of the financial markets.	Risk and control self-assessments, risk and control indicators, internal and external incident data, economic risk capital, stress testing
Reputational risk: The risk that negative perception by our stakeholders may adversely impact client acquisition and damage our business relationships with clients and counterparties, affecting staff morale and reducing access to funding sources. **Fiduciary risk:** The risk of financial loss arising when the Group or its employees, acting in a fiduciary capacity as trustee, investment manager or as mandated by law, do not act in the best interest of the client in connection with the advice and management of our client's assets including from a product-related market, credit, liquidity and operational risk perspective. **Strategic risk:** The risk of financial loss or reputational damage arising from inappropriate strategic decisions, ineffective implementation of business strategies or an inability to adapt business strategies in response to changes in the business environment.	▪ A comprehensive assessment for these risk types is performed both periodically and event-driven. ▪ The results of the analysis impact management actions such as strategy adjustments, tactical measures, policy adjustments, event-driven crisis guidelines, staff training and individual performance measurement. ▪ The risk management actions include both precautionary activities to manage risk and issue resolution activities to recover from adverse developments.

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

During 2016, we revised the approach to how we treat retrospective changes to economic risk capital reported numbers and their associated trends due to economic risk capital model modifications. Under the new approach, the impact from economic risk capital modifications will be assessed against materiality thresholds to decide whether restatement to prior reported figures is required. Prior-period economic risk capital will be restated if economic risk capital model modifications had a material impact on the Group, divisional or risk-type-specific economic risk capital.
As part of our economic risk capital strategic development program to further embed economic risk capital into our risk appetite framework, we continued to develop a suite of metrics and models that better assess, monitor and manage capital adequacy and solvency risk in severe stress events such as business recovery or resolution.
> Refer to “Methodology and model developments” in Risk review and results – Economic risk capital review for further information.
Methodology and scope
Economic risk capital measures risks in terms of economic realities rather than regulatory or accounting rules and estimates the amount of capital needed to remain solvent and in business under extreme market, business and operating conditions over the period of one year, given our target financial strength (our long-term credit rating). Economic risk capital is set to a level needed to absorb unexpected losses at a confidence level of 99.97%. Our economic risk capital model is a set of methodologies used for measuring quantifiable risks associated with our business activities on a consistent basis. It is calculated separately for >>>position risk (reflecting our exposure to market and credit risks), operational risk and other risks. Within each of these risk categories, risks are further divided into subcategories, for which economic risk capital is calculated using the appropriate specific methodology. Some of these methodologies are common to a number of risk subcategories, while others are tailored to the particular features of single, specific risk types included in position risk, operational risk and other risks. Economic risk capital is calculated as the sum of position risk, operational risk and other risks.
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
To determine our overall position risk, we consider the diversification benefit across risk types. Diversification benefit represents the reduction in risk that occurs when combining different, not perfectly correlated risk types in the same portfolio and is measured as the difference between the sum of position risk for the individual risk types and the position risk calculated for the combined portfolio. Hence, position risk for the combined portfolio is non-additive across risk types and is lower than the sum of position risk of its individual risk types due to risk reduction (or benefit) caused by portfolio diversification. When analyzing position risk for risk management purposes, we look at individual risk types before and after the diversification benefit.
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
– Non-recourse share-backed financing transactions
– Liquid hedge funds exposures and fund-linked products
– Equity risk arbitrage activities, in particular the risk that an announced merger may not be completed
– Private equity, illiquid hedge funds and other illiquid equity investment exposures
Private banking corporate & retail lending	– Potential changes in the creditworthiness of counterparty exposures and the risk of counterparty defaults
International lending & counterparty exposures	– Potential changes in the creditworthiness of counterparty exposures and the risk of counterparty defaults
Emerging markets country event risk	– Loss due to significant country events
– Simultaneous impact across the Group's exposures in a given country
– Risk of related disturbance in neighboring countries or countries in the same region
Real estate & structured assets	– Commercial real estate activities and structured assets
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
Stress testing is a fundamental element of our Group-wide risk appetite framework included in overall risk management to ensure that our financial position and risk profile provide sufficient resilience to withstand the impact of severe economic conditions. Stress testing results are monitored against limits, and are used in risk appetite discussions and strategic business planning and to support our internal capital adequacy assessment. Within the risk appetite framework, CARMC sets Group-wide stressed position loss limits to correspond to minimum post-stress capital ratios. Currently, limits are set on the basis of BIS CET1 capital ratios on a phase-in and look-through basis. Stress tests also form an integral part of the Group’s recovery and resolution plan (RRP). Within the RRP, stress tests provide the indicative scenario severity required to reach recovery and resolution capital levels.
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
We also conduct externally defined stress tests that meet the specific requirements of regulators. For example, as part of various regular stress tests and analysis, >>>FINMA requires a semi-annual loss potential analysis that includes an extreme scenario that sees European countries experience a severe recession resulting from the worsening of the European debt crisis as well as a new scenario focusing on a financial crisis in China and US.
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
We use historical stress testing scenarios to consider the impact of market shocks from relevant periods of extreme market disturbance. Standardized severity levels allow comparability of severity across differing risk types. The calibration of bad day, bad week, severe event and extreme event scenarios involves the identification of the worst moves that have occurred in recent history. Severe flight to quality is one of our scenarios used for Group-wide stress testing and risk appetite setting. It is a combination of market shocks and defaults that reflects conditions similar to what followed the Lehman collapse during the fourth quarter of 2008. The severe flight to quality scenario assumes a severe crash across financial markets, along with stressed default rates.
We use forward-looking stress testing scenarios to complement historical scenarios. The forward-looking scenarios are centered on potential macroeconomic, geopolitical or policy threats. The Scenario Management Oversight Committee, comprised of internal economists, front office and representatives of the risk management and finance function, discusses the backdrop to several forward-looking scenarios. The Scenario Management Oversight Committee reviews a wide range of scenarios and selects those that are most relevant to the analysis of key macroeconomic shocks. Some examples of forward-looking scenarios include US and European country recessions, a so-called emerging markets economic “hard landing” and the impact of monetary policy changes by central banks. Various scenarios are also used to mitigate concentration risks across the entire firm, such as the credit concentration scenario. During 2016, the Group focused on the following forward-looking scenarios:
– Financial sector problems in the eurozone: the markets challenge the solvency of a systemically-important bank, which puts the overall European financial sector and selected eurozone countries under acute pressure. The European economy is forced into recession. Contagion from a European recession to the US and emerging market economies is assumed to be substantial.
– An emerging markets “hard landing” scenario: there is a severe economic slowdown in China driven by a wave of defaults in the private non-financial and financial sectors. The problems in China negatively impact all large emerging markets through lower commodity prices, increased capital flight and reduced intra-regional foreign trade. There is also significant contagion to the economy in the US and in Europe.
– Reframed stress scenarios for the UK and for the US: the reframed scenarios take into account the large increase in economic policy outlook uncertainties and the higher risk that inflation significantly accelerates, bringing about a disorderly rise in government bond yields. The UK stress scenario focuses on the risks which may materialize from the negotiations on leaving the EU. The US stress scenario focuses on the business risks which may materialize from more expansionary fiscal policies and from any shift toward more protectionist foreign trade practices.

The scenarios are reviewed and updated regularly as markets and business strategies evolve. In addition to these periodic scenario analyses, we also perform ad hoc scenario analyses in connection with current events as a proactive risk management tool. For example, we ran a “Surprise Brexit vote” scenario in the period leading up to the UK referendum on continued EU membership.
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
Governance
Our stress testing framework is comprehensive and governed by a dedicated steering committee, the Scenario Steering Committee. The Scenario Steering Committee reviews the scenario methodology and approves changes to scenario frameworks. It is comprised of experts in stress methodologies representing various risk functions (market risk, liquidity risk, credit risk and operational risk) and also represents the Group divisions and major legal entities.
The Scenario Management Oversight Committee has received responsibility from CARMC for the Group-wide scenario calibration and analysis process, including the design of scenarios and the assessment and approval of scenario results. Stress tests are conducted on a regular basis and the results, trend information and supporting analysis are reported to the Board, senior management and regulators.
Market risk
Definition
Market risk is the risk of financial loss arising from movements in market prices. The movements in market prices that generate financial losses are considered to be adverse changes in interest rates, credit spreads, foreign exchange rates, equity and commodity prices and other factors, such as market volatility and the correlation of market prices across asset classes. A typical transaction or position in financial instruments will be exposed to a number of different market risks. Our trading portfolios (trading book) and non-trading portfolios (banking book) have different sources of market risk.
Sources of market risk
Market risks arise from both our trading and non-trading business activities. The classification of assets into trading book and banking book portfolios determines the approach for analyzing our market risk exposure. This classification reflects the business and risk management perspective with respect to trading intent, and may be different from the classification of these assets for financial reporting purposes.
Trading book
Market risks from our trading book relate to our trading activities primarily in Global Markets, Asia Pacific and the Strategic Resolution Unit. Our trading book, as measured for risk management purposes, typically includes fair-valued positions only, primarily of the following balance sheet items: trading assets and trading liabilities, investment securities, other investments, other assets (mainly derivatives used for hedging, loans and real estate held-for-sale), short-term borrowings, long-term debt and other liabilities (mainly derivatives used for hedging).
We are active globally in the principal trading markets, using a wide array of trading and hedging products, including derivatives such as swaps, futures, options and structured products. Structured products are customized transactions often using combinations of derivatives and are executed to meet specific client or proprietary needs. As a result of our broad participation in products and markets, our trading strategies are correspondingly diverse and exposures are generally spread across a range of risks and locations.
The market risks associated with the entire portfolio, including the embedded derivative elements of our structured products, are actively monitored and managed on a portfolio basis as part of our overall trading book and are reflected in our >>>VaR measures.
Banking book
Market risks from our banking book primarily relate to asset and liability mismatch exposures, equity participations and investments in bonds and money market instruments. Our businesses and the treasury function have non-trading portfolios that carry market risks, mainly related to changes in interest rates but also to changes in foreign exchange rates, equity prices and, to a lesser extent, commodity prices. Our banking book, as measured for risk management purposes, includes a majority of the following balance sheet items: loans, central bank funds sold, securities purchased under resale agreements and securities borrowing transactions, cash and due from banks, brokerage receivables, due to banks, customer deposits, central bank funds purchased, securities sold under >>>repurchase agreements and securities lending transactions, brokerage payables, selected positions of short-term borrowings and long-term debt, hedging instruments and other assets and liabilities not included in the trading portfolio.
We assume interest rate risks in our banking book through lending and deposit taking, money market and funding activities, and the deployment of our consolidated equity as well as other activities, including market making and trading activities involving banking book positions at the divisional level. Savings accounts and many other retail banking products have no contractual maturity date or direct market-linked interest rate and are risk-managed on a pooled basis using replication portfolios on behalf of our private banking, corporate and institutional businesses. The replication portfolios approximate the interest rate characteristics of the underlying products. This particular source of market risk is monitored on a daily basis. The treasury function is responsible for the modeling and monitoring of the replication portfolios.

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
The Group’s overall limit framework encompasses specific limits on a large number of different products and risk type concentrations. For example, there are controls over consolidated trading exposures, the mismatch of interest-earning assets and interest-bearing liabilities, private equity and seed capital. Risk limits are cascaded to lower organizational levels within the businesses. In addition, there is a framework regarding individual counterparty credit limits. Risk limits are binding and generally set close to the planned risk profile to ensure that any meaningful increase in risk exposures is promptly escalated. The Group’s Organizational Guidelines and Regulations and the Group’s policies determine limit-setting authority, temporary modification of such limits in certain situations and required approval authority at the Group, Bank, divisional, business and legal entity levels for any instances that could cause such limits to be exceeded. For example, with respect to market risk limits, the divisional chief risk officers and certain other members of senior management have the authority to temporarily increase the divisional risk committee limits by an approved percentage for a specified maximum period. Market risk limit excesses are subject to a formal escalation procedure and the incremental risk associated with the excess must be approved by the responsible risk manager within the risk management function, with escalation to senior management if certain thresholds are exceeded. The majority of the market risk limits are monitored on a daily basis. Limits for which the inherent calculation time is longer or for which the risk profile changes less often are monitored less frequently depending on the nature of the limit (weekly, monthly, or quarterly). For example, limits relating to illiquid investments are monitored on a monthly basis. The business is mandated to remediate market risk limit excesses within three business days upon notification. Remediation actions which take longer than three days are subject to an out-of-policy remediation process with senior management escalation. All limit excesses identified in 2016 were resolved in line with applicable policy requirements.
For the purpose of this disclosure, market risk in the trading book is mainly measured using VaR and market risk in our banking book is mainly measured using sensitivity analysis on related market factors.
Value-at-Risk
VaR is a risk measure which quantifies the potential loss on a given portfolio of financial instruments over a certain holding period and that is expected to occur at a certain confidence level. VaR can be applied for all financial instruments with adequate price histories. Positions are aggregated by risk category rather than by product. For example, interest rate risk VaR includes the risk of fluctuations in interest rates arising from interest rate, foreign exchange, equity and commodity options, money market and swap transactions and bonds. The use of VaR allows the comparison of risk across different businesses, such as fixed income and equity, and also provides a means of aggregating and netting a variety of positions within a portfolio to reflect actual correlations between different assets, applying the concept of portfolio diversification benefit described above for position risk. Our VaR model is designed to take into account a comprehensive set of risk factors across all asset classes.
VaR is an important tool in risk management and is used for measuring quantifiable risks from our activities exposed to market risk on a daily basis. In addition, VaR is one of the main risk measures for limit monitoring, financial reporting, calculation of regulatory capital and regulatory >>>backtesting.
Our VaR model is predominantly based on historical simulation which derives plausible future trading losses from the analysis of historic market prices. The model is responsive to changes in volatility through the use of exponential weighting, which applies a greater weight to more recent events, and the use of expected shortfall equivalent measures to ensure all extreme adverse events are included in the model. We use the same VaR model for risk management (including limit monitoring and financial reporting), regulatory capital calculation and regulatory backtesting purposes, except for the confidence level and holding period used and the scope of financial instruments considered.
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
For regulatory capital purposes, we operate under the >>>Basel III market risk framework which includes the following components for the calculation of regulatory capital: >>>regulatory VaR, >>>stressed VaR, >>>incremental risk charge (IRC), >>>risk-not-in-VaR (RNIV), stressed RNIV and the impact of changes in a counterparty’s credit spreads (also known as >>>CVA). The regulatory VaR for capital purposes uses a two-year historical dataset, a ten-day holding period and a 99% confidence level. This measure captures all risks in the trading book and foreign exchange and commodity risks in the banking book and excludes securitization positions, as these are treated under the securitization approach for regulatory purposes. Stressed VaR replicates the regulatory VaR calculation on the Group’s current portfolio over a continuous one-year observation period that results in the highest VaR. The historical dataset starting in 2006 avoids the smoothing effect of the two-year dataset used for our risk management and regulatory VaR, allows for the capturing of a longer history of potential loss events and helps reduce the pro-cyclicality of the minimum capital requirements for market risk. IRC is a regulatory capital charge for default and migration risk on positions in the trading books. RNIV captures a variety of risks, such as certain basis risks, higher order risks and cross risks between asset classes, not currently captured by the VaR model for example due to lack of sufficient or accurate data.
Backtesting VaR uses a two-year historical dataset, a one-day holding period and a 99% confidence level. This measure captures risks in the trading book and includes securitization positions. Backtesting VaR is not a component used for the calculation of regulatory capital but may have an impact through the regulatory capital multiplier if the number of backtesting exceptions exceeds regulatory thresholds.
Assumptions used in our market risk measurement methods for regulatory capital purposes are compliant with the standards published by the BCBS and other international standards for market risk management. We have approval from >>>FINMA, as well as from other regulators for our subsidiaries, to use our regulatory VaR model in the calculation of trading book market risk capital requirements. Ongoing enhancements to the methodology are subject to regulatory approval or notification depending on their materiality, and the model is subject to regular reviews by both regulators and the Group’s independent model validation function.
Information required under Pillar 3 of the Basel framework related to risk is available on our website at www.credit-suisse.com/pillar3.
> Refer to “Other requirements” in Capital management – Swiss requirements for further information on the use of our regulatory VaR model in the calculation of trading book market risk capital requirements.
VaR limitations
The VaR model uses assumptions and estimates that we believe are reasonable, but VaR only quantifies the potential loss on a portfolio based on the behavior of historical market conditions. The main assumptions and limitations of VaR as a risk measure are:
– VaR relies on historical data to estimate future changes in market conditions. Historical scenarios may not capture all potential future outcomes, particularly where there are significant changes in market conditions, such as increases in volatilities and changes in the correlation of market prices across asset classes;
– VaR provides an estimate of losses at a specified confidence level, but it does not provide any information on the size of losses that could occur beyond that confidence level;
– VaR is based on either a one-day (for internal risk management, backtesting and disclosure purposes) or a ten-day (for regulatory capital purposes) holding period. This assumes that risks can be either sold or hedged over the holding period, which may not be possible for all types of exposure, particularly during periods of market illiquidity or turbulence; and
– VaR is calculated using positions held at the end of each business day and does not include intra-day changes in exposures.
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
We use a risk factor identification process to ensure that risks are identified and measured correctly. There are two parts to this process. First, the market data dependency approach systematically determines the risk requirements based on data inputs used by front-office pricing models and compares this with the risk types that are captured by the Group’s VaR model and the RNIV framework. Second, the product-based approach is a qualitative analysis of product types undertaken in order to identify the risk types that those product types would be exposed to. A comparison is again made with the risk types that are captured in the VaR and RNIV frameworks. This process identifies risks that are not yet captured in the VaR model or the RNIV framework. A plan for including these risks in one or the other framework can then be devised. RNIV is captured in our economic risk capital framework.
VaR backtesting
Various techniques are used to assess the accuracy of the VaR methodology used for risk management and regulatory purposes. Our VaR backtesting process is used to assess the accuracy and performance of our regulatory VaR model, to assess if our regulatory capital is sufficient to absorb actual losses, and to encourage developments to our VaR model. Backtesting involves comparing the results produced by the VaR model with daily trading revenues. Actual daily trading revenues for the purpose of this backtesting are defined as gains and losses arising from our trading activities, including mark-to-market gains and losses, the net cost of funding, and fees and commissions. Actual daily trading revenues do not include gains and losses resulting from valuation adjustments associated with counterparty and own credit exposures. A backtesting exception occurs when a trading loss exceeds the daily VaR estimate. Statistically, at the overall Group level, given the 99% confidence level and the one-day holding period used in the regulatory VaR model for backtesting purposes, we would expect daily trading losses to exceed the calculated daily VaR not more than once in 100 trading days over a multi-year observation period.
For capital purposes, FINMA, in line with BIS requirements, uses a multiplier to impose an increase in market risk capital for every regulatory VaR exception over four in the prior rolling 12-month period calculated using a subset of actual daily trading revenues, also referred to as “hypothetical” trading revenues under the Basel framework. The subset of actual daily trading revenues is defined on a consistent basis as the gains and losses for the regulatory VaR model but excludes non-market elements such as fees, commissions, non-market-related provisions, gains and losses from intra-day trading, cancellations and terminations.
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
Sensitivity analysis
Market risks associated with our banking book positions are measured, monitored and limited using several tools, including economic risk capital, scenario analysis, sensitivity analysis and VaR. For the purpose of this disclosure, the aggregated market risks associated with our banking book positions are measured using sensitivity analysis. Sensitivity analysis is a technique used to determine how different values of an independent variable will impact a particular dependent variable under a given set of assumptions. The sensitivity analysis for the banking book positions measures the potential change in economic value resulting from specified hypothetical shocks to market factors (e.g., interest rates). It is not a measure of the potential impact on reported earnings in the current period, since the banking book positions generally are not marked to market through the income statement.
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

Our internal ratings may differ from a counterparty’s external ratings, if one is available. Internal ratings for consumer loans and for corporates managed on the Swiss platform are regularly reviewed depending on loan type, client segment, collateral or event-driven developments. Internal ratings for all other corporate and institutional credit facilities are reviewed at least annually. For the calculation of internal risk estimates (e.g., an estimate of expected loss in the event of a counterparty default) and risk-weighted assets, a >>>probability of default (PD), >>>loss given default (LGD) and >>>exposure at default (EAD) are assigned to each facility. These three parameters are primarily derived from internally developed statistical models that have been backtested against internal experience, validated by a function independent of the model owners on a regular basis and approved by our main regulators for application in the regulatory capital calculation in the >>>A-IRB approach under the Basel framework. The A-IRB models are subject to a comprehensive backtesting process to demonstrate that model performance can be confirmed annually during the entire lifecycle of each model. During 2016, backtesting has been further improved to (i) include an enhanced historic database, (ii) increase parameter coverage and (iii) account for the changes in the legal entity structure of the Group. Findings from backtesting serve as a key input for any future model enhancements.
For corporates managed on the Swiss platform, consumer loans, and the majority of all other corporate and institutional counterparties, an internal rating or a PD is calculated directly by proprietary statistical rating models. These models are based on internally compiled data comprising both quantitative (primarily balance sheet information for corporates and loan-to-value (LTV) ratio and the borrower’s income level for mortgage lending) and qualitative factors (e.g., credit histories from credit reporting bureaus). For models calculating a PD, an equivalent rating based on the Standard & Poor’s rating scale is assigned based on the PD band associated with each rating, which is used for disclosure purposes.
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
Credit risk provisioning methodology
We maintain specific valuation allowances on loans valued at amortized cost, which we consider a reasonable estimate of losses identified in the existing credit portfolio. We provide for loan losses based on a regular and detailed analysis of all counterparties, taking collateral value into consideration. If uncertainty exists as to the repayment of either principal or interest, a specific valuation allowance is either created or adjusted accordingly. The specific allowance for loan losses is revalued by Group credit risk management at least annually or more frequently depending on the risk profile of the borrower or credit-relevant events.
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
In order to strengthen the risk governance on credit exposures, we established the Credit Risk Review (CRR) function. CRR is a review function independent from credit risk management with a direct reporting line to the Board’s Risk Committee. Its objective is to provide regular assessments of the Group’s credit exposures and credit risk management practices. In 2016, CRR further strengthened its global operations. In particular in Switzerland, a new team was established to emphasize the global coverage of the operating model within Swiss Universal Bank and International Wealth Management.
CRR is responsible for performing cycled and continuous credit monitoring activities. These include (i) identifying credit exposures with potential weaknesses, (ii) assessing the accuracy and consistency of Group counterparty and transaction ratings, (iii) assessing compliance with internal and regulatory requirements for credit risk management, (iv) ensuring compliance with regulatory and supervisory statements where CRR is designated as a review function, and (v) reporting trends and material review recommendations to the Risk Committee and senior management.
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
The diverse nature and wide extent of operational risk makes it inherently difficult to measure. We believe that effective management of operational risk requires a common Group-wide operational risk framework that focuses on the early identification, recording, assessment, monitoring, prevention and mitigation of operational risks, as well as timely and meaningful management reporting. We started to introduce our current operational risk framework in 2013, which improved the integration of previously separate operational risk processes, providing a more coherent approach to managing all aspects of the operational risk landscape. Over the past four years, we have redesigned the framework, introducing new components and upgrading existing components with a particular focus on ensuring that the components work well together. The following diagram provides a representation of the main components of our operational risk framework.

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
– Control activities framework: We utilize a comprehensive set of internal controls that are designed to ensure that our activities follow agreed policies and that processes operate as intended. Key controls are subject to independent testing to evaluate their effectiveness. The results of these tests are considered by other operational risk framework components, such as in the risk and control self-assessment (RCSA) process.
– Risk and control indicators: These are metrics that are used to monitor particular operational risks and controls over time. They may be associated with thresholds that define acceptable performance and provide early warning signals about potential impending issues.
– Incident data: We systematically collect, analyze and report data on operational risk incidents to ensure that we understand the reasons why they occurred and how controls can be improved to reduce the risk of future incidents. We focus both on incidents that result in economic losses and on events that provide information on potential control gaps, even if no losses occurred. We also collect and utilize available data on incidents at relevant peer firms to identify potential risks that may be relevant in the future, even if they have not impacted the Group.
– Risk and control self-assessments: RCSAs are comprehensive, bottom-up assessments of the key operational and compliance risks in each business and control function. They comprise a self-assessment that defines a risk profile based on a Group-wide operational risk taxonomy and classifies risks under a standardized approach, covers the inherent risks of each business and control function, provides an evaluation of the effectiveness of the controls in place to mitigate these risks, determines the residual risk ratings and requires a decision to either accept or remediate any residual risks. In the case of remediation, mitigating actions are defined and approved by management. The assessments are subject to independent review and challenge by relevant risk management functions to ensure that they have been conducted appropriately. RCSAs utilize other components of the operational risk framework, such as risk and control indicators and incident data, and they generate outputs that are used to manage and monitor risks.

– RCSA reverse stress testing: Reverse stress testing is a complementary tool that introduces a more forward-looking element into the RCSA process. It assumes that a business has suffered an adverse outcome, such as a large operational risk loss, and requires consideration of the events that could have led to the result. As such, it allows for the consideration of risks beyond normal business expectations and it challenges common assumptions about the risk profile, the emergence of new risks or interactions between existing risks, as well as the performance of expected control and mitigation strategies.
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
– Responses framework: This provides a structured approach to responding to operational risk incidents and breaches of operational risk appetite. The incident management component includes a defined process for identifying, categorizing, investigating, escalating and remediating incidents. We conduct detailed investigations for significant operational risk incidents. These investigations seek to assess the causes of control failings, establish appropriate remediation actions and ascertain whether events have implications for other businesses. They can result in recommendations to impose restrictions on businesses while risk management processes and controls are improved. The breach component provides a methodology for evaluating breaches of quantitative and qualitative operational risk appetite statements. Its goal is to provide senior management with the information needed to make decisions on how to best remediate issues that fall outside agreed risk appetite levels.
– Operational risk change assessments: Operational risk management independently assesses the impact of major change programs on the operational risk profile of the Group. This is designed to ensure that the operational risks of these initiatives are identified, assessed and managed throughout the life of each program using the relevant components of the operational risk framework.
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
In addition to managing and mitigating operational risks under the operational risk framework through business- and risk-related processes and organization, we also transfer the risk of potential loss from certain operational risks to third-party insurance companies in certain instances.
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
In 2016, we commenced the roll-out of our Enterprise Risk and Control Framework (ERCF), which is designed to integrate and harmonize existing risk and control assessment processes relating to non-financial risks, with an initial focus on operational and compliance risks. Implementing the ERCF will be a multi-year initiative that we expect will result in increased standardization of, and better links between, previously separate risk and control processes, which we believe will permit a more comprehensive and integrated approach to the risk management of non-financial risks. As an initial step, we closely coordinated the assessment processes for operational and compliance risks in 2016, resulting in an enhanced RCSA that covers both risk types in a more consistent manner. We also introduced standardized Group-wide role descriptions that define the responsibilities for identifying, assessing, reporting and managing risks across the organization. Finally, we continued to make progress in rolling out a systematic control activities framework as part of the ERCF that applies consistent standards and approaches to the identification, documentation and assessment of key controls across the Group.
Operational risk regulatory capital measurement
We have used an internal model to calculate the regulatory capital requirement for operational risk under the >>>AMA approach since 2008. In 2014, we introduced an enhanced internal model that incorporated developments regarding operational risk measurement methodology and associated regulatory guidance. The revised model for calculating the regulatory capital requirement for operational risk was approved by >>>FINMA with effect from January 1, 2014. We view the revised model as a significant enhancement to our capability to measure and understand the operational risk profile of the Group that is also more conservative than the previous approach.
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
In 2016, we continued the maintenance of our model methodology in order to ensure that it remains appropriate to capture the Group’s operational risk profile. We also continued the process of aligning the output of the operational risk model with other key components of the operational risk framework as well as ensuring consistency with the stress scenario framework developed for enterprise-wide risk management purposes.
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
Technology risk
We operate in a complex technological landscape covering our business model. Ensuring that the confidentiality, integrity and availability of information assets are protected is critical to our operations.
Technology risk is the risk that technology-related failures, such as service outages or information security incidents, may disrupt business. As a component of operational risk, technology risk is inherent not only in our IT assets, but also in the people and processes that interact with them. We seek to ensure that the data used to support key business processes and reporting is secure, complete, accurate, timely and meets appropriate quality and integrity standards. We also require our critical IT systems to be secure, resilient and available with the capability, capacity and adaptability to meet current and future business objectives, the needs of our customers and regulatory and legal expectations. Failure to meet these standards and requirements may result in adverse events that could subject us to reputational damage, fines, litigation, regulatory sanctions, financial losses or loss of market share.
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
Technology risks are managed through our technology risk management program, business continuity management plan and business contingency and resiliency plans. Although we have these plans in place, our businesses face a wide variety of technology risks including those arising from cyberattacks as well as dependencies on third-party suppliers and the worldwide telecommunications infrastructure.
Legal, compliance, regulatory and conduct risks
Legal risk is the risk of loss or imposition of damages, fines, penalties or other liability or any other material adverse impact arising from circumstances including the failure to comply with legal obligations, whether contractual, statutory or otherwise, changes in enforcement practices, the making of a legal challenge or claim against us, our inability to enforce legal rights or the failure to take measures to protect our rights.
Compliance and regulatory risk is the risk that results from the failure to comply with laws, regulations, rules or market standards that may have a negative effect on our franchise and clients we serve. It includes the risk that changes in laws, regulations, rules or market standards may limit our activities and have a negative effect on our business or our ability to implement strategic initiatives, or can result in an increase in operating costs for the business or make our products and services more expensive for clients.
Conduct risk is the risk that improper behavior or judgment by our employees or representatives results in negative financial, non-financial and/or reputational harm to our clients, our employees, the Group, or damage to the integrity of the financial markets. Conduct risk may arise from a wide variety of activities and types of behaviors of a business and personal nature. A firm-wide definition of expectations relating to the conduct of our employees and representatives helps to ensure that we have a common understanding of and are consistently managing, minimizing, and mitigating our conduct risk and further promotes standards of responsible conduct and ethics in our employees. Managing conduct risk includes consideration of the risks generated by each business and the strength of the associated mitigating controls. Conduct risk is also assessed by reviewing and learning from past incidents within the Group and at other firms in the financial services sector.
As part of our risk framework, legal, compliance, regulatory and conduct risks fall within the definition of operational risk. Management of these risks is the responsibility of all our employees.
> Refer to “Risk culture” in Risk management oversight and to “Corporate governance framework” in IV – Corporate Governance and Compensation – Corporate Governance for further information on our Code of Conduct.
Reputational risk
Reputational risk is the risk that negative perception by our stakeholders, including clients, counterparties, employees, shareholders, regulators and the general public, may adversely impact client acquisition and damage our business relationships with clients and counterparties, affecting staff morale and reducing access to funding sources. Reputational risk is part of the Group’s risk appetite framework to ensure that risk-taking is aligned with the approved risk appetite.
Reputational risk may arise from a variety of sources, including the nature or purpose of a proposed transaction or service, the identity or activity of a controversial client, the regulatory or political climate in which the business will be transacted, and the potentially controversial environmental or social impacts of a transaction or significant public attention surrounding the transaction itself. The risk may also arise from reputational damage in the aftermath of an operational risk incident, such as cyber-crime or the failure by employees to meet expected conduct and ethical standards.
Our policy is to avoid any action, transaction or client relationship that involves the risk of an unacceptable level of damage to our reputation. We have a number of measures to mitigate potential reputational risk.
Reputational risk potentially arising from proposed business transactions and client activity is assessed in the reputational risk review process. The policy requires employees to be conservative when assessing potential reputational impact and, where certain indicators give rise to potential reputational risk, the relevant business proposal or service must be submitted through the reputational risk review process. This involves a submission by an originator (any employee), approval by a business area head or designee, and its subsequent referral to one of the assigned reputational risk approvers, each of whom is an experienced and high-ranking senior manager, independent of the business divisions, who has authority to approve, reject or impose conditions on our participation in the transaction or service.
The RRSC, on a global level, and the reputational risk committees, on a divisional or legal entity level, are the governing bodies responsible for the oversight and active discussion of reputational risk and sustainability issues. At the Board level, the Risk Committee and Audit Committee jointly assist the Board in fulfilling its reputational risk oversight responsibilities by reviewing and approving the Group’s risk appetite framework as well as assessing the adequacy of the management of reputational risks.
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
– Treating clients with a prudent standard of care, which includes information disclosure, subscriptions and redemptions processes, trade execution and requiring the highest ethical conduct.
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
Strategic risk
Strategic risk is the risk of financial loss or reputational damage arising from inappropriate strategic decisions, ineffective implementation of business strategies or an inability to adapt business strategies in response to changes in the business environment. Strategic risk may arise from a variety of sources, including:
– an inadequate or inaccurate understanding of our existing capabilities and competitive positioning;
– an inadequate or inaccurate analysis of current and prospective operating conditions in our markets, including the macroeconomic environment, client and competitor behaviors and actions, regulatory developments and technological impacts;
– inappropriate strategic decisions, such as those pertaining to which activities we will undertake, which markets and client segments we will serve, which organizational structure we will adopt and how we will position ourselves relative to competitors;
– ineffective implementation and execution of chosen business strategies and related organizational changes;
– the inability to properly identify and analyze key changes in our operating environment, and to adapt strategies accordingly; and
– the inability to properly monitor progress against strategic objectives.
A wide variety of financial, risk, client and market analyses are used to monitor the effectiveness of our strategies and the performance of our businesses against their strategic objectives. These include an analysis of current and expected operating conditions, an analysis of current and target market positioning, and detailed scenario planning.
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
To complement the annual cycle, each division presents a more detailed individual analysis to review key dimensions of its strategy at various points during the year. Additionally, the CEO, the Executive Board and individual business heads regularly assess the performance of each business against strategic objectives through a series of strategic business reviews conducted throughout the year. The reviews include assessments of business strategy, overall operating environment, including our competitive position, financial performance and key business risks.
Risk review and results
Economic risk capital review
Methodology and model developments
We regularly review and update our economic risk capital methodology to ensure consistency with our business activities and relevance to our business and financial strategies. In the first six months of 2016, we enhanced our economic risk capital and available economic capital methodology, datasets and model parameters and restated the respective prior-period balances for these updates.
Economic risk capital
In the second quarter of 2016, we updated the divisional economic risk capital models to reflect the impact of the accelerated restructuring of the Global Markets business announced on March 23, 2016. During the course of 2016, we also enhanced the position risk methodology and modified the parameters we use in the modeling of our international lending & counterparty exposures to be more granular with respect to transaction ratings relating to regions, industries and products and updated the aggregation approach between international lending exposure and counterparty exposure. The net impact of the 2016 changes and updates on economic risk capital for the Group as of December 31, 2015 was a decrease of CHF 307 million, or 0.8%.
In the fourth quarter of 2016, we enhanced the method used to aggregate risk for our illiquid investments and emerging markets country event exposures in our position risk model. We also updated the parameters of our operational risk model following the annual recalibration of our AMA model. The updated parameters reflected our settlement with the DOJ regarding our legacy RMBS business. For other risks, we revised the measurement of the deferred equity compensation benefit to align it with available economic capital and changed the method used to aggregate risk not in economic risk capital for allocation to the divisions. The cumulative impact of these updates on our economic risk capital measures was immaterial and prior periods have not been restated.
Available economic capital
For available economic capital, we enhanced the economic adjustments to include additional granularity, which allows us to recognize the funded status for each of our individual pension plans as opposed to their combined funded status. The net impact of this methodology change on available economic capital for the Group as of December 31, 2015 was an increase of CHF 707 million, or 1.4%.

Economic risk capital
end of	2016	2015	% change
Available economic capital (CHF million)
BIS look-through CET1 capital (Basel III)	30,783	32,938	(7)
Economic adjustments [1]	15,166	17,284	(12)
Available economic capital	45,949	50,222	(9)
Position risk (CHF million)
Fixed income trading [2]	1,270	1,230	3
Equity trading & investments	1,504	1,872	(20)
Private banking corporate & retail lending	2,920	2,751	6
International lending & counterparty exposures	5,784	6,094	(5)
Emerging markets country event risk	1,168	1,544	(24)
Real estate & structured assets [3]	1,188	1,917	(38)
Diversification benefit [4]	(2,495)	(2,762)	(10)
Position risk (99% confidence level for risk management purposes)	11,339	12,646	(10)
Economic risk capital (CHF million)
Position risk (99.97% confidence level for capital management purposes)	20,299	22,375	(9)
Operational risk	7,720	7,501	3
Other risks [5]	6,628	6,031	10
Economic risk capital	34,647	35,907	(4)
Economic risk capital coverage ratio (%)
Economic risk capital coverage ratio [6]	133	140	–
Prior-period balances are restated for methodology changes and dataset and model parameter updates in order to show meaningful trends.
1
Includes primarily high- and low-trigger capital instruments, adjustments to unrealized gains on owned real estate, reduced recognition of deferred tax assets and adjustments to treatment of pensions. Economic adjustments are made to BIS look-through CET1 capital to enable comparison between economic risk capital and available economic capital under the Basel III framework.

2 This category comprises fixed income trading, foreign exchange, commodity and insurance exposures.
3 This category comprises commercial and residential real estate (including RMBS and CMBS), ABS exposure, real estate acquired at auction and real estate fund investments.
4 Reflects the net difference between the sum of the position risk categories and the position risk on the total portfolio.
5
Includes owned real estate risk, expense risk, pension risk, foreign exchange risk between available economic capital and economic risk capital, interest rate risk on treasury positions, diversification benefits, the impact from deferred share-based compensation awards and an estimate for the impacts of certain planned methodology changes.

6 Ratio of available economic capital to economic risk capital.
Available economic capital trends
As of the end of 2016, our available economic capital for the Group was CHF 45.9 billion, a decrease of CHF 4.3 billion from the end of 2015. BIS look-through CET1 capital decreased CHF 2.2 billion, primarily due to the net loss attributable to shareholders’ and the cash component of a dividend accrual, partially offset by the issuance of common shares in the second quarter of 2016 and a favorable foreign exchange impact. Economic adjustments decreased CHF 2.1 billion, mainly due to the redemption of high-trigger tier 2 instruments, partially offset by increased unrealized gains on owned real estate from an increased market value of our Swiss property portfolio.

Economic risk capital by division
	End of period					Average
	2016		2015		% change	2016		2015		% change
Economic risk capital by division (CHF million)
Swiss Universal Bank	5,789		5,233		11	5,564		5,119		9
International Wealth Management	3,816		3,469		10	3,785		3,288		15
Asia Pacific	4,504		3,684		22	4,174		3,405		23
Global Markets	9,295		11,733		(21)	9,928		12,372		(20)
Investment Banking & Capital Markets	5,117		4,068		26	4,652		3,717		25
Strategic Resolution Unit	5,145		7,084		(27)	5,691		6,305		(10)
Corporate Center [1]	981		764		28	1,058		701		51
Economic risk capital	34,647	[2]	35,907	[2]	(4)	34,737	[3]	34,821	[3]	0
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
2 Includes a diversification benefit of CHF 0 million and CHF 128 million as of December 31, 2016 and 2015, respectively.
3 Includes a diversification benefit of CHF 115 million and CHF 86 million as of December 31, 2016 and 2015, respectively.
Economic risk capital trends
Compared to the end of 2015, our economic risk capital decreased 4% to CHF 34.6 billion as of the end of 2016. Excluding the US dollar translation impact, economic risk capital decreased 5%, mainly due to a 12% decrease in position risk, partially offset by net increases in other risks and operational risk. The decrease in position risk primarily reflected lower risk in real estate & structured assets related to reduced commercial mortgage-backed securities (CMBS) and residential mortgage-backed securities (RMBS) exposures, decreased loan commitments and counterparty risk in international lending & counterparty exposures, decreased risk in equity trading & investments, mainly due to lower private equity and derivatives exposures in Asia and in the US, and reduced exposures relating to Latin America in emerging markets country event risk. Fixed income trading was stable, primarily reflecting reductions in 2016 in our high yield and distressed credit exposures and collateralized loan obligations (CLO), offset by higher interest rate risk from derivatives in the US and Europe. These decreases in position risk were partially offset by increased private banking corporate & retail lending exposures across markets. The increase in other risks was mainly due to increased foreign exchange risk between available economic capital and economic risk capital, reduced benefit from deferred share-based compensation awards and higher pension risk, mainly driven by a change in discount rates in the Swiss pension plan, partially offset by a decrease in risks not included in the position risk framework. The increase in operational risk was mainly driven by the 2016 model recalibration including the settlement with the DOJ regarding our legacy RMBS business.
For Swiss Universal Bank, economic risk capital increased 11% to CHF 5.8 billion, mainly due to higher pension risk.
For International Wealth Management, economic risk capital increased 10% to CHF 3.8 billion, mainly due to higher pension risk and increased private banking corporate & retail lending exposures across markets.
For Asia Pacific, economic risk capital increased 22% to CHF 4.5 billion, mainly due to higher private banking corporate & retail lending exposures and higher international lending & counterparty exposures.
For Global Markets, economic risk capital decreased 21% to CHF 9.3 billion. Excluding the US dollar translation impact, economic risk capital decreased 23%, primarily reflecting decreased real estate & structured assets, lower international lending & counterparty exposures and lower emerging markets country event risk.
For Investment Banking & Capital Markets, economic risk capital increased 26% to CHF 5.1 billion, mainly due to higher international lending & counterparty exposures.
For the Strategic Resolution Unit, economic risk capital decreased 27% to CHF 5.1 billion. Excluding the US dollar translation impact, economic risk capital decreased 29%, mainly due to decreased international lending & counterparty exposures, lower private banking corporate & retail lending exposures and decreased risk in equity trading & investments, mainly due to lower private equity and derivatives exposures in Asia and in the US.
Market risk review
Trading book
Development of trading book risks
The tables entitled “One-day, 98% risk management VaR” show our trading-related market risk exposure, as measured by one-day, 98% risk management >>>VaR in Swiss francs and US dollars. As we measure trading book VaR for internal risk management purposes using the US dollar as the base currency, the VaR figures were translated into Swiss francs using daily foreign exchange translation rates. VaR estimates are computed separately for each risk type and for the whole portfolio using the historical simulation methodology. The different risk types are grouped into five categories including interest rate, credit spread, foreign exchange, commodity and equity.

We regularly review our VaR model to ensure that it remains appropriate given evolving market conditions and the composition of our trading portfolio. In 2016, we updated our VaR model to capture certain higher order risks for inflation-linked derivatives and improved our VaR methodology in order to capture certain higher order risks in the price-yield-relationships for vanilla credit products. These risks were previously included in our >>>risk not in VaR. We also enhanced the methodology we use to capture the difference between a traded credit index and its single-name CDS constituents and enhanced the recognition of credit spread risk by using a more specific corporate bond time series in the US and in Europe. Furthermore, we improved the methodology we use to capture the credit spread risk in semi-sovereign positions in emerging markets countries by using more granular time series. The impact of these updates on our VaR measures was immaterial and prior periods have not been restated.
One-day, 98% risk management VaR
in / end of	Interest rate	Credit spread	Foreign exchange	Commodity	Equity	Diversi- fication benefit		Total
Risk management VaR (CHF million)
2016
Average	14	28	8	2	16	(35)		33
Minimum	9	20	4	1	10	–	[1]	24
Maximum	20	44	18	3	38	–	[1]	65
End of period	15	21	7	1	13	(28)		29
2015
Average	20	36	11	2	23	(43)		49
Minimum	6	31	5	1	16	–	[1]	34
Maximum	35	42	22	4	35	–	[1]	63
End of period	17	40	9	1	31	(42)		56
2014
Average	12	32	9	2	18	(31)		42
Minimum	7	28	5	0	13	–	[1]	35
Maximum	17	39	17	4	25	–	[1]	56
End of period	9	39	7	1	20	(29)		47
Risk management VaR (USD million)
2016
Average	14	28	9	2	17	(36)		34
Minimum	9	21	3	1	10	–	[1]	23
Maximum	20	44	18	3	38	–	[1]	65
End of period	15	21	6	1	13	(28)		28
2015
Average	20	37	11	2	24	(43)		51
Minimum	6	32	5	1	17	–	[1]	40
Maximum	35	42	23	4	35	–	[1]	64
End of period	17	40	9	1	32	(42)		57
2014
Average	13	35	10	2	20	(34)		46
Minimum	7	31	6	0	15	–	[1]	39
Maximum	19	41	19	5	27	–	[1]	59
End of period	9	40	7	1	20	(30)		47
Excludes risks associated with counterparty and own credit exposures.
1 As the maximum and minimum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit.

Average one-day, 98% risk management VaR by division
in	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Strategic Resolution Unit	Diversi- fication benefit	[1]	Credit Suisse
Average risk management VaR (CHF million)
2016	3	2	16	26	13	(27)		33
2015	7	1	18	44	25	(46)		49
2014	15	0	12	44	57	(86)		42
Average risk management VaR (USD million)
2016	3	2	17	27	14	(29)		34
2015	8	1	19	45	26	(48)		51
2014	17	0	13	48	63	(95)		46
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
We measure VaR in US dollars, as the majority of our trading activities are conducted in US dollars.
Average >>>risk management VaR in 2016 decreased 33% from 2015 to USD 34 million. This decrease was mainly driven by lower credit spread risk, reflecting reduced exposures in distressed credit products across credit markets and RMBS and CMBS in the US and in Europe, and reduced equity and interest rate exposures from derivatives in Europe. For Global Markets, average risk management VaR in 2016 decreased, mainly driven by reduced exposures in distressed credit products across credit markets and RMBS and CMBS in the US and in Europe and reduced equity exposures from derivatives in Europe. For the Strategic Resolution Unit, the decrease in average risk management VaR was mainly due to reduced exposures in distressed credit products across credit markets and reduced interest rate exposures. For Swiss Universal Bank, the decrease in average risk management VaR was primarily driven by reduced interest rate exposures from derivatives in Europe. For Asia Pacific, the decrease in average risk management VaR was primarily driven by reduced risk in equity derivatives.
Period-end risk management VaR as of December 31, 2016 decreased 51% to USD 28 million compared to December 31, 2015, mainly driven by lower credit spread risk, reflecting reduced exposures in distressed credit products across credit markets and RMBS and CMBS in the US and in Europe, and reduced equity and interest rate exposures from derivatives in Europe.
In the 12-month period ending December 31, 2016, we had two >>>backtesting exceptions in our >>>regulatory VaR model, compared to one backtesting exception in the 12-month periods ending December 31, 2015. In the 12-month period ending December 31, 2014, we had no backtesting exceptions in our regulatory VaR model. Since there were fewer than five backtesting exceptions in the rolling 12-month periods ending December 31, 2016, 2015 and 2014, in line with >>>BIS industry guidelines, the VaR model is deemed to be statistically valid.
For capital purposes, >>>FINMA, in line with BIS requirements, uses a multiplier to impose an increase in market risk capital for every regulatory VaR exception over four in the prior rolling 12-month period calculated using a subset of actual daily trading revenues.
> Refer to “Other requirements” in Capital management – Swiss requirements for further information on the use of our regulatory VaR model in the calculation of trading book market risk capital requirements.
The histogram entitled “Actual daily trading revenues” compares the actual daily trading revenues for 2016 with those for 2015 and 2014. The dispersion of trading revenues indicates the day-to-day volatility in our trading activities. In 2016, we had three trading loss days, each of them with a trading loss not exceeding CHF 25 million, compared to nine trading loss days in 2015, seven of them with a trading loss not exceeding CHF 25 million.

Banking book
Development of banking book interest rate risks
Interest rate risk on banking book positions is measured by estimating the impact resulting from a one basis point parallel increase in yield curves on the >>>fair value of interest rate-sensitive banking book positions. The impact of a one basis point parallel increase in yield curves on the fair value of interest rate-sensitive banking book positions would have been an increase of CHF 4.9 million as of December 31, 2016, compared to an increase of CHF 3.3 million as of December 31, 2015.
One basis point parallel increase in yield curves by currency – banking book positions
end of	CHF	USD	EUR	GBP	Other	Total
2016 (CHF million)
Fair value impact of a one basis point parallel increase in yield curves	0.1	3.5	1.3	(0.1)	0.1	4.9
2015 (CHF million)
Fair value impact of a one basis point parallel increase in yield curves	(1.3)	3.2	0.7	0.0	0.7	3.3
Interest rate risk on banking book positions is also assessed using other measures, including the potential value change resulting from a significant change in yield curves. The following table shows the impact of immediate 100 basis point and 200 basis point moves in the yield curves.
Interest rate scenario results – banking book positions
end of	CHF	USD	EUR	GBP	Other	Total
2016 (CHF million)
Increase (+)/decrease (–) in interest rates
+200 basis points	8	704	257	(18)	36	987
+100 basis points	5	356	131	(11)	18	499
–100 basis points	(8)	(366)	(134)	15	(17)	(510)
–200 basis points	(18)	(740)	(273)	35	(35)	(1,031)
2015 (CHF million)
Increase (+)/decrease (–) in interest rates
+200 basis points	(241)	599	110	18	128	614
+100 basis points	(124)	309	58	5	65	313
–100 basis points	130	(327)	(64)	3	(69)	(327)
–200 basis points	266	(674)	(133)	13	(138)	(666)
As of December 31, 2016, the fair value impact of an adverse 200 basis point move in yield curves was a loss of CHF 1.0 billion compared to a loss of CHF 0.7 billion as of December 31, 2015. The monthly analysis of the potential impact resulting from a significant change in yield curves indicated that as of the end of 2016 and 2015, the fair value impact of an adverse 200 basis point move in yield curves and adverse interest rate moves, calibrated to a one-year holding period at a 99% confidence level in relation to the total eligible regulatory capital, was significantly below the 20% threshold used by regulators to identify banks that potentially run excessive levels of interest rate risk in the banking book.

Development of banking book equity risks
Our equity portfolios of the banking book include positions in private equity, hedge funds, strategic investments and other instruments. These positions may not be strongly correlated with general equity markets. Equity risk on banking book positions is measured using sensitivity analysis that estimates the potential change in value resulting from a 10% decline in the equity markets of developed nations and a 20% decline in the equity markets of emerging market nations. The estimated impact of this scenario would have been a decrease of CHF 517 million in the value of the banking book portfolio as of December 31, 2016, compared to a decrease of CHF 464 million as of December 31, 2015.
Development of banking book commodity risks
Our commodity portfolios of the banking book include mainly precious metals, primarily gold. Commodity risk on banking book positions is measured using sensitivity analysis that estimates the potential change in value resulting from a 20% weakening in commodity prices. The estimated impact of this scenario would have been a decrease of CHF 0.1 million in the value of the banking book portfolio as of December 31, 2016 and 2015.
Credit and debit valuation adjustments
VaR excludes the impact of changes in both counterparty and our own credit spreads on derivative products. As of December 31, 2016, the estimated sensitivity implies that a one basis point increase in credit spreads, both counterparty and our own, would have resulted in a CHF 1.0 million gain on the overall derivatives position in the investment banking businesses. In addition, a one basis point increase in our own credit spread on our fair valued structured notes portfolio (including the impact of hedges) would have resulted in a CHF 26.0 million gain as of December 31, 2016.
Credit risk review
Credit risk overview
All transactions that are exposed to potential losses due to a counterparty failing to meet an obligation are subject to credit risk exposure measurement and management.
> Refer to “Impaired loans” in V – Consolidated financial statements – Credit Suisse Group – Note 19 – Loans, allowance for loan losses and credit quality for information on credit quality and aging analysis of loans.
For regulatory capital purposes, credit risk comprises several regulatory categories where credit risk measurement and related regulatory capital requirements are subject to different measurement approaches under the Basel framework. Details on regulatory credit risk categories, credit quality indicators and credit risk concentration are available in our disclosures required under Pillar 3 of the Basel framework related to risk, which will be available on our website at www.credit-suisse.com/pillar3.
Loans and irrevocable loan commitments
The following table provides an overview of loans and irrevocable loan commitments by division in accordance with generally accepted accounting standards in the US and are not comparable with the regulatory credit risk exposures presented in our disclosures required under Pillar 3 of the Basel framework.
Loans and irrevocable loan commitments
end of	2016	2015	[1]	% change
Loans and irrevocable loan commitments (CHF million)
Gross loans	277,043	274,006		1
Irrevocable loan commitments	116,975	137,653		(15)
Total loans and irrevocable loan commitments	394,018	411,659		(4)
of which Swiss Universal Bank	175,717	171,567		2
of which International Wealth Management	48,527	44,604		9
of which Asia Pacific	44,399	39,227		13
of which Global Markets	67,063	84,970		(21)
of which Investment Banking & Capital Markets	43,145	43,919		(2)
of which Strategic Resolution Unit	14,636	26,672		(45)
1 Prior period for the divisions has been restated, primarily to reflect the accelerated restructuring of the Global Markets business announced on March 23, 2016.
Loans held-for-sale and traded loans
As of December 31, 2016 and 2015, loans held-for-sale included CHF 82 million and CHF 258 million, respectively, of US subprime residential mortgages from consolidated variable interest entities (VIE) and CHF 0 million and CHF 91 million, respectively, of low-grade European residential mortgages from consolidated VIEs. Traded loans included US subprime residential mortgages of CHF 1,152 million and CHF 1,118 million as of December 31, 2016 and 2015, respectively.
Loans
The following table provides an overview of our loans by loan classes, impaired loans, the related allowance for loan losses and selected loan metrics by business division. The carrying values of loans and related allowance for loan losses are presented in accordance with generally accepted accounting standards in the US and are not comparable with the regulatory credit risk exposures presented in our disclosures required under Pillar 3 of the Basel framework.

Loans
end of	Swiss Universal Bank		International Wealth Management		Asia Pacific		Global Markets	Investment Banking & Capital Markets	Strategic Resolution Unit	Credit Suisse	[1]
2016 (CHF million)
Mortgages	99,383		3,551		1,166		0	0	235	104,335
Loans collateralized by securities	7,224		17,863		11,704		0	273	204	37,268
Consumer finance	2,923		438		3		18	0	108	3,490
Consumer	109,530		21,852		12,873		18	273	547	145,093
Real estate	23,661		1,383		499		160	214	99	26,016
Commercial and industrial loans	28,460		19,618		23,405		3,788	4,441	4,008	83,740
Financial institutions	3,657		2,077		2,320		4,351	465	4,878	17,921
Governments and public institutions	801		223		1,135		1,070	0	1,044	4,273
Corporate & institutional	56,579	[2]	23,301	[3]	27,359	[4]	9,369	5,120	10,029	131,950
Gross loans	166,109		45,153		40,232		9,387	5,393	10,576	277,043
of which held at fair value	38		397		5,377		6,711	2,545	4,460	19,528
Net (unearned income) / deferred expenses	38		(99)		(27)		(8)	(8)	(25)	(129)
Allowance for loan losses [5]	(462)		(89)		(71)		(19)	(24)	(273)	(938)
Net loans	165,685		44,965		40,134		9,360	5,361	10,278	275,976
2015 (CHF million)
Mortgages	97,529		4,080		1,039		0	0	516	103,164
Loans collateralized by securities	7,799		16,748		11,184		0	554	1,661	37,946
Consumer finance	2,971		434		29		28	1	303	3,766
Consumer	108,299		21,262		12,252		28	555	2,480	144,876
Real estate	23,499		877		321		659	482	601	26,451
Commercial and industrial loans	26,549		16,627		21,220		5,061	3,056	5,185	77,767
Financial institutions	4,031		1,393		1,606		7,306	1,199	5,756	21,334
Governments and public institutions	831		82		585		694	0	1,386	3,578
Corporate & institutional	54,910	[2]	18,979	[3]	23,732	[4]	13,720	4,737	12,928	129,130
Gross loans	163,209		40,241		35,984		13,748	5,292	15,408	274,006
of which held at fair value	81		202		4,724		7,329	2,298	6,186	20,820
Net (unearned income) / deferred expenses	7		(82)		(29)		(13)	(6)	(22)	(145)
Allowance for loan losses [5]	(499)		(75)		(50)		(35)	(6)	(201)	(866)
Net loans	162,717		40,084		35,905		13,700	5,280	15,185	272,995
1 Includes the Corporate Center, in addition to the business divisions disclosed.
2
The values of financial collateral and mortgages related to secured loans, considered up to the amount of the related loans, were CHF 11,266 million and CHF 33,515 million, respectively, as of December 31, 2016, and CHF 9,201 million and CHF 33,615 million, respectively, as of December 31, 2015.

3
The values of financial collateral and mortgages related to secured loans, considered up to the amount of the related loans, were CHF 18,084 million and CHF 1,165 million, respectively, as of December 31, 2016, and CHF 15,951 million and CHF 911 million, respectively, as of December 31, 2015.

4
The values of financial collateral and mortgages related to secured loans, considered up to the amount of the related loans, were CHF 21,135 million and CHF 175 million, respectively, as of December 31, 2016, and CHF 17,627 million and CHF 244 million, respectively, as of December 31, 2015.

5 Allowance for loan losses are only based on loans which are not carried at fair value.
Compared to December 31, 2015, gross loans increased CHF 3.0 billion to CHF 277.0 billion as of December 31, 2016, mainly driven by higher commercial and industrial loans and residential mortgages, partially offset by lower loans to financial institutions. Commercial and industrial loans increased CHF 6.0 billion, reflecting increases in International Wealth Management, Asia Pacific, Swiss Universal Bank and Investment Banking & Capital Markets, partially offset by decreases in Global Markets and the Strategic Resolution Unit. The net increase of CHF 1.2 billion in residential mortgages was mainly driven by an increase in Swiss Universal Bank, partially offset by a decrease in International Wealth Management. The net increase of CHF 0.7 billion in loans to governments and public institutions was mainly due to an increase in Asia Pacific and Global Markets. Loans to financial institutions decreased CHF 3.4 billion, primarily reflecting decreases in Global Markets, Investment Banking & Capital Markets and the Strategic Resolution Unit, partially offset by increases in Asia Pacific and International Wealth Management. A net decrease of CHF 0.7 billion in loans collateralized by securities was mainly driven by decreases in the Strategic Resolution Unit and Swiss Universal Bank, partially offset by increases in International Wealth Management and Asia Pacific. Loans to the real estate sector decreased CHF 0.4 billion, mainly driven by decreases in the Strategic Resolution Unit and Global Markets, partially offset by an increase in International Wealth Management. The foreign exchange impact from the strengthening of the US dollar against the Swiss franc had a favorable impact on gross loans across all divisions.

On a divisional level, increases in gross loans of CHF 4.9 billion in International Wealth Management, CHF 4.2 billion in Asia Pacific and CHF 2.9 billion in Swiss Universal Bank were partially offset by a decrease of CHF 4.8 billion in the Strategic Resolution Unit and CHF 4.4 billion in Global Markets. Gross loans of Investment Banking & Capital Markets were stable compared to December 31, 2015.
> Refer to “Note 19 – Loans, allowance for loan losses and credit quality” in V – Consolidated financial statements – Credit Suisse Group.
As of December 31, 2016, 97% of the aggregate Swiss residential mortgage loan portfolio of CHF 104.5 billion had an LTV ratio equal to or lower than 80%. As of December 31, 2015, 97% of the aggregate Swiss residential mortgage loan portfolio of CHF 102.3 billion had an LTV ratio equal to or lower than 80%. For substantially all Swiss residential mortgage loans originated in 2016 and 2015, the average LTV ratio was equal to or lower than 80% at origination. Our LTV ratios are based on the most recent appraised value of the collateral.
Impaired loans
end of	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Strategic Resolution Unit	Credit Suisse	[1]
2016 (CHF million)
Non-performing loans	341	179	242	8	0	466	1,236
Non-interest-earning loans	168	17	1	0	0	79	265
Non-performing and non-interest-earning loans	509	196	243	8	0	545	1,501
Restructured loans	53	89	17	0	0	199	358
Potential problem loans	191	39	6	9	0	368	613
Other impaired loans	244	128	23	9	0	567	971
Gross impaired loans [2]	753	324	266	17	0	1,112	2,472
of which loans with a specific allowance	674	170	239	17	0	985	2,085
of which loans without a specific allowance	79	154	27	0	0	127	387
2015 (CHF million)
Non-performing loans	414	94	205	26	2	242	983
Non-interest-earning loans	201	33	3	0	0	35	272
Non-performing and non-interest-earning loans	615	127	208	26	2	277	1,255
Restructured loans	44	52	10	0	0	176	282
Potential problem loans	136	73	11	9	0	207	436
Other impaired loans	180	125	21	9	0	383	718
Gross impaired loans [2]	795	252	229	35	2	660	1,973
of which loans with a specific allowance	729	148	227	35	2	469	1,610
of which loans without a specific allowance	66	104	2	0	0	191	363
1 Includes the Corporate Center, in addition to the business divisions disclosed.
2 Impaired loans are only based on loans which are not carried at fair value.
Impaired loans and allowance for loan losses
Compared to December 31, 2015, gross impaired loans increased CHF 0.5 billion to CHF 2.5 billion as of December 31, 2016, mainly driven by increases in non-performing loans and potential problem loans. Non-performing loans increased CHF 253 million, mainly driven by increases in the Strategic Resolution Unit and International Wealth Management. Potential problem loans increased CHF 177 million, mainly driven by increases in the Strategic Resolution Unit and Swiss Universal Bank. Restructured loans increased CHF 76 million, mainly driven by increases in International Wealth Management and the Strategic Resolution Unit.
In the Strategic Resolution Unit, gross impaired loans increased CHF 452 million, primarily driven by several new impairments in ship finance including a single large exposure in the fourth quarter of 2016, partially offset by related repayments and write-offs. In International Wealth Management, gross impaired loans increased CHF 72 million, primarily driven by ship finance and aviation finance exposures. In Asia Pacific, gross impaired loans increased CHF 37 million, mainly driven by a small number of individually impaired share-based loans in Hong Kong which were impaired due to their collateral values abruptly falling below their loan amounts, partially offset by the repayment of a share-based loan in the first quarter of 2016. In Swiss Universal Bank, gross impaired loans decreased CHF 42 million, mainly driven by write-offs in consumer finance and corporate & institutional loans as well as upgrades to performing loans, partially offset by new impairments across corporate & institutional and consumer loans. In Global Markets, gross impaired loans decreased CHF 18 million, primarily driven by a reduction in impaired loans related to employee investment programs.
> Refer to “Impaired loans” in V – Consolidated financial statements – Credit Suisse Group – Note 19 – Loans, allowance for loan losses and credit quality for information on categories of impaired loans.

Allowance for loan losses
end of	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Strategic Resolution Unit	Credit Suisse	[1]
2016 (CHF million)
Allowance for loan losses at beginning of period [2]	499	75	50	35	6	201	866
of which individually evaluated for impairment	366	43	38	15	0	188	650
of which collectively evaluated for impairment	133	32	12	20	6	13	216
Net movements recognized in statements of operations	74	23	14	(7)	15	130	249
Gross write-offs	(122)	(24)	(7)	(10)	(1)	(114)	(278)
Recoveries	8	9	1	1	2	45	66
Net write-offs	(114)	(15)	(6)	(9)	1	(69)	(212)
Provisions for interest	3	2	11	0	0	2	18
Foreign currency translation impact and other adjustments, net	0	4	2	0	2	9	17
Allowance for loan losses at end of period [2]	462	89	71	19	24	273	938
of which individually evaluated for impairment	314	56	62	9	0	259	700
of which collectively evaluated for impairment	148	33	9	10	24	14	238
1 Includes the Corporate Center, in addition to the business divisions disclosed.
2 Allowance for loan losses are only based on loans which are not carried at fair value.
The following tables provide an overview of changes in impaired loans and related allowance for loan losses by loan portfolio segment.
Gross impaired loans by loan portfolio segment
	Consumer	Corporate & institutional	Total
2016 (CHF million)
Balance at beginning of period	647	1,326	1,973
New impaired loans	514	1,820	2,334
Increase in existing impaired loans	28	104	132
Reclassifications to performing loans	(201)	(437)	(638)
Repayments [1]	(135)	(455)	(590)
Liquidation of collateral, insurance or guarantee payments	(91)	(202)	(293)
Sales [2]	(9)	(225)	(234)
Write-offs	(91)	(124)	(215)
Foreign currency translation impact and other adjustments, net	0	3	3
Balance at end of period	662	1,810	2,472
1 Full or partial principal repayments.
2 Includes transfers to loans held-for-sale for intended sales of held-to-maturity loans.

Allowance for loan losses by loan portfolio segment
	Consumer	Corporate & institutional	Total
2016 (CHF million)
Balance at beginning of period	216	650	866
of which individually evaluated for impairment	170	480	650
of which collectively evaluated for impairment	46	170	216
Net movements recognized in statements of operations	63	186	249
Gross write-offs	(86)	(192)	(278)
Recoveries	13	53	66
Net write-offs	(73)	(139)	(212)
Provisions for interest	10	8	18
Foreign currency translation impact and other adjustments, net	0	17	17
Balance at end of period	216	722	938
of which individually evaluated for impairment	172	528	700
of which collectively evaluated for impairment	44	194	238
Loan metrics
end of	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Strategic Resolution Unit	Credit Suisse	[1]
2016 (%)
Non-performing and non-interest-earning loans / Gross loans	0.3	0.4	0.7	0.3	0.0	8.9	0.6
Gross impaired loans / Gross loans	0.5	0.7	0.8	0.6	0.0	18.2	1.0
Allowance for loan losses / Gross loans	0.3	0.2	0.2	0.7	0.8	4.5	0.4
Specific allowance for loan losses / Gross impaired loans	41.7	17.3	23.3	52.9	–	23.3	28.3
2015 (%)
Non-performing and non-interest-earning loans / Gross loans	0.4	0.3	0.7	0.4	0.1	3.0	0.5
Gross impaired loans / Gross loans	0.5	0.6	0.7	0.5	0.1	7.2	0.8
Allowance for loan losses / Gross loans	0.3	0.2	0.2	0.5	0.2	2.2	0.3
Specific allowance for loan losses / Gross impaired loans	46.0	17.1	16.6	42.9	0.0	28.5	32.9
Gross loans and gross impaired loans exclude loans carried at fair value and the allowance for loan losses is only based on loans which are not carried at fair value.
1 Includes the Corporate Center, in addition to the business divisions disclosed.
Derivative instruments
We enter into derivative contracts in the normal course of business for market making, positioning and arbitrage purposes, as well as for our own risk management needs, including mitigation of interest rate, foreign exchange and credit risk.
>>>Derivatives are either privately negotiated >>>OTC contracts or standard contracts transacted through regulated exchanges. The most frequently used derivative products include interest rate swaps, cross-currency swaps and >>>credit default swaps (CDS), interest rate and foreign exchange options, foreign exchange forward contracts, and foreign exchange and interest rate futures.
The replacement values of derivative instruments correspond to their >>>fair values at the dates of the consolidated balance sheets and arise from transactions for the account of individual customers and for our own account. >>>Positive replacement values (PRV) constitute an asset, while >>>negative replacement values (NRV) constitute a liability. Fair value does not indicate future gains or losses, but rather premiums paid or received for a derivative instrument at inception, if applicable, and unrealized gains and losses from marking to market all derivatives at a particular point in time. The fair values of derivatives are determined using various methodologies, primarily observable market prices where available and, in their absence, observable market parameters for instruments with similar characteristics and maturities, net present value analysis or other pricing models as appropriate.

The following table illustrates how credit risk on derivatives receivables is reduced by the use of legally enforceable >>>netting agreements and collateral agreements. Netting agreements allow us to net balances from derivative assets and liabilities transacted with the same counterparty when the netting agreements are legally enforceable. Replacement values are disclosed net of such agreements in the consolidated balance sheets. Collateral agreements are entered into with certain counterparties based upon the nature of the counterparty and/or the transaction and require the placement of cash or securities with us as collateral for the underlying transaction. The carrying values of derivatives are presented in accordance with generally accepted accounting standards in the US and are not comparable with the derivatives metrics presented in our disclosures required under Pillar 3 of the Basel framework.
Derivative instruments by maturity
end of	2016				2015
due within	Less than 1 year	1 to 5 years	More than 5 years	Positive replace- ment value	Less than 1 year	1 to 5 years	More than 5 years	Positive replace- ment value
Derivative instruments (CHF billion)
Interest rate products	15.3	43.9	79.2	138.4	15.0	60.7	94.1	169.8
Foreign exchange products	34.6	17.7	9.6	61.9	30.6	18.9	10.4	59.9
Equity/index-related products	6.0	5.1	1.3	12.4	6.6	5.6	1.3	13.5
Credit derivatives	1.0	4.7	2.4	8.1	2.7	12.4	2.7	17.8
Other products [1]	0.6	0.4	1.5	2.5	0.8	0.9	1.4	3.1
OTC derivative instruments	57.5	71.8	94.0	223.3	55.7	98.5	109.9	264.1
Exchange-traded derivative instruments				11.8				9.6
Netting agreements [2]				(208.2)				(245.1)
Total derivative instruments				26.9				28.6
of which recorded in trading assets				26.8				28.4
of which recorded in other assets				0.1				0.2
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
Derivative instruments by counterparty credit rating
end of	2016	2015
Derivative instruments (CHF billion)
AAA	1.5	1.7
AA	8.0	6.4
A	5.8	7.5
BBB	8.7	8.8
BB or lower	2.2	3.6
OTC derivative instruments	26.2	28.0
Exchange-traded derivative instruments [1]	0.7	0.6
Total derivative instruments [1]	26.9	28.6
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
The credit risk exposure in the table is presented on a risk-based view before deduction of any related allowance for loan losses. We present our credit risk exposure and related >>>risk mitigation for the following distinct categories:
– Gross credit risk exposure includes the principal amount of loans drawn, letters of credit issued and undrawn portions of committed facilities, the >>>PRV of derivative instruments after consideration of legally enforceable >>>netting agreements, the notional value of investments in money market funds and the market values of securities financing transactions and the debt cash trading portfolio (short-term securities) netted at the issuer level.
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
– Inventory represents the long inventory positions in trading and non-trading physical debt and synthetic positions, each at market value, all netted at the issuer level. Physical debt is non-derivative debt positions (e.g., bonds), and synthetic positions are created through OTC contracts (e.g., CDS purchased and/or sold and >>>total return swaps).
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
Development of selected European credit risk exposures
On a gross basis, before taking into account risk mitigation, our risk-based sovereign credit risk exposure to Cyprus, Croatia, Greece, Ireland, Italy, Malta, Portugal and Spain as of December 31, 2016 was EUR 2,959 million, 19% lower compared to EUR 3,674 million as of December 31, 2015. Our net exposure to these sovereigns was EUR 531 million, 35% lower compared to EUR 822 million as of December 31, 2015. Our non-sovereign risk-based credit risk exposure in these countries as of December 31, 2016 included net exposures to financial institutions of EUR 1,994 million, 45% lower compared to EUR 3,654 million as of December 31, 2015, and to corporates and other counterparties of EUR 1,311 million, 2% higher compared to EUR 1,282 million as of December 31, 2015.
A significant majority of the purchased credit protection is transacted with banks outside of the disclosed countries. For credit protection purchased from banks in the disclosed countries, such credit risk is reflected in the gross and net exposure to each respective country.
Sovereign debt rating developments
From year-end 2015 through February 28, 2017, the sovereign debt ratings of the countries listed in the table changed as follows: Standard & Poor’s increased Cyprus’ rating from BB- to BB, increased Greece’s rating from CCC+ to B- and increased Malta’s rating from BBB+ to A-. Fitch increased Cyprus’ rating from B+ to BB- and increased Ireland’s rating from A- to A. Moody’s decreased Croatia’s rating from BA1 to BA2 and increased Ireland’s rating from BAA1 to A3. These rating changes did not have a significant impact on the Group’s financial position, result of operations, liquidity or capital resources.

Selected European credit risk exposures
	Gross credit risk exposure	Risk mitigation			Net credit risk exposure	Inventory	[2]			Total credit risk exposure
December 31, 2016		CDS	Other	[1]				Net synthetic inventory	[3]	Gross	Net
Croatia (EUR million)
Sovereign	190	0	168		22	0		(67)		190	22
Corporates & other	50	0	0		50	0		0		50	50
Total	240	0	168		72	0		(67)		240	72
Cyprus (EUR million)
Sovereign	0	0	0		0	4		0		4	4
Financial institutions	61	0	61		0	0		0		61	0
Corporates & other	1,017	0	1,016		1	0		0		1,017	1
Total	1,078	0	1,077		1	4		0		1,082	5
Greece (EUR million)
Financial institutions	198	0	197		1	0		0		198	1
Corporates & other	1,140	0	1,117		23	2		(1)		1,142	25
Total	1,338	0	1,314		24	2		(1)		1,340	26
Ireland (EUR million)
Sovereign	33	0	0		33	0		(5)		33	33
Financial institutions	1,154	0	494		660	117		(43)		1,271	777
Corporates & other	1,062	117	608		337	20		(104)		1,082	357
Total	2,249	117	1,102		1,030	137		(152)		2,386	1,167
Italy (EUR million)
Sovereign	2,644	2,087	173		384	0		(1,478)		2,644	384
Financial institutions	1,095	52	626		417	67		49		1,162	484
Corporates & other	2,956	65	2,490		401	60		(48)		3,016	461
Total	6,695	2,204	3,289		1,202	127		(1,477)		6,822	1,329
Malta (EUR million)
Financial institutions	42	0	0		42	0		0		42	42
Corporates & other	547	0	546		1	0		0		547	1
Total	589	0	546		43	0		0		589	43
Portugal (EUR million)
Sovereign	0	0	0		0	68		64		68	68
Financial institutions	328	0	320		8	1		(14)		329	9
Corporates & other	204	0	121		83	33		19		237	116
Total	532	0	441		91	102		69		634	193
Spain (EUR million)
Sovereign	20	0	0		20	0		(16)		20	20
Financial institutions	1,614	10	933		671	10		(96)		1,624	681
Corporates & other	1,563	10	1,287		266	34		(68)		1,597	300
Total	3,197	20	2,220		957	44		(180)		3,241	1,001
Total (EUR million)
Sovereign	2,887	2,087	341		459	72		(1,502)		2,959	531
Financial institutions	4,492	62	2,631		1,799	195		(104)		4,687	1,994
Corporates & other	8,539	192	7,185		1,162	149		(202)		8,688	1,311
Total	15,918	2,341	10,157		3,420	416		(1,808)		16,334	3,836
1 Includes other hedges (derivative instruments), guarantees, insurance and collateral.
2 Represents long inventory positions netted at issuer level.
3 Substantially all of which results from CDS; represents long positions net of short positions.

Balance sheet, off-balance sheet and other contractual obligations
During 2016, total assets and total liabilities were stable, reflecting a decrease in operating activities offset by the foreign exchange translation impact. As of the end of 2016, total assets were CHF 819.9 billion, total liabilities were CHF 777.6 billion and total equity was CHF 42.3 billion. The majority of our transactions are recorded on our balance sheet, however, we also enter into transactions that give rise to both on and off-balance sheet exposure.
Balance sheet
Total assets were stable at CHF 819.9 billion as of the end of 2016 compared to the end of 2015. Excluding the foreign exchange translation impact, total assets decreased CHF 20.5 billion.
In Swiss francs, trading assets decreased CHF 25.6 billion, or 13%, reflecting decreases in debt securities, equity securities and derivative instruments. A decrease of CHF 1.1 billion, or 3%, in brokerage receivables was mainly due to decreases in failed settlements, margin lending and lower listed derivatives, partially offset by the foreign exchange translation impact. Cash and due from banks increased CHF 28.8 billion, or 31%, mainly driven by higher cash balances at the Swiss National Bank and the Fed. Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions increased CHF 11.8 billion, or 10%, mainly driven by increases in reverse repurchase transactions with customers, cash collateral in securities borrowing transaction with banks and the foreign exchange translation impact. Net loans were stable. All other assets decreased CHF 17.9 billion, or 17%, including a decrease of CHF 21.2 billion, or 36%, in other assets, primarily reflecting a decline in assets held-for-sale, partially offset by an increase of CHF 4.1 billion, or 14%, in securities received as collateral.
Balance sheet summary
	end of			% change
	2016	2015	2014	16 / 15	15 / 14
Assets (CHF million)
Cash and due from banks	121,161	92,328	79,349	31	16
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	134,839	123,049	163,208	10	(25)
Trading assets	165,150	190,737	241,131	(13)	(21)
Net loans	275,976	272,995	272,551	1	0
Brokerage receivables	33,431	34,542	41,629	(3)	(17)
All other assets	89,304	107,154	123,594	(17)	(13)
Total assets	819,861	820,805	921,462	0	(11)
Liabilities and equity (CHF million)
Due to banks	22,800	21,054	26,009	8	(19)
Customer deposits	355,833	342,705	369,058	4	(7)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	33,016	46,598	70,119	(29)	(34)
Trading liabilities	44,930	48,971	72,655	(8)	(33)
Long-term debt	193,315	197,608	177,898	(2)	11
Brokerage payables	39,852	39,452	56,977	1	(31)
All other liabilities	87,804	79,399	103,745	11	(23)
Total liabilities	777,550	775,787	876,461	0	(11)
Total shareholders' equity	41,897	44,382	43,959	(6)	1
Noncontrolling interests	414	636	1,042	(35)	(39)
Total equity	42,311	45,018	45,001	(6)	0
Total liabilities and equity	819,861	820,805	921,462	0	(11)

Total liabilities were stable at CHF 777.6 billion as of the end of 2016. Excluding the foreign exchange translation impact, total liabilities decreased CHF 16.3 billion.
In Swiss francs, customer deposits increased CHF 13.1 billion, or 4%, primarily due to an increase in time deposits and the foreign exchange translation impact. Due to banks increased CHF 1.7 billion, or 8%, mainly driven by an increase in borrowings with banks and increase in time deposits. A decrease of CHF 13.6 billion, or 29%, in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions mainly reflected a decrease in >>>repurchase transactions with customers and banks. Long-term debt decreased CHF 4.3 billion, or 2%, primarily driven by the deconsolidation of certain VIEs as a result of the implementation of ASU 2015-02 as of January 1, 2016, partially offset by the issuances of senior debt and the foreign exchange translation impact. Trading liabilities decreased CHF 4.0 billion, or 8%, reflecting a decrease in derivative instruments and short trading positions, partially offset by the foreign exchange translation impact. Brokerage payables were stable. All other liabilities increased CHF 8.4 billion, or 11%, including increases of CHF 6.7 billion, or 78%, in short-term borrowings and CHF 4.1 billion, or 14%, in obligation to return securities received as collateral, partially offset by a decrease of CHF 2.4 billion, or 6%, in other liabilities.
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
Representations and warranties on residential mortgage loans sold
In connection with the former Investment Banking division’s sale of US residential mortgage loans, we have provided certain representations and warranties relating to the loans sold. We have provided these representations and warranties relating to sales of loans to: the US government-sponsored enterprises Fannie Mae and Freddie Mac; institutional investors, primarily banks; and non-agency, or private label, securitizations. The loans sold are primarily loans that we have purchased from other parties. The scope of representations and warranties, if any, depends on the transaction, but can include: ownership of the mortgage loans and legal capacity to sell the loans; LTV ratios and other characteristics of the property, the borrower and the loan; validity of the liens securing the loans and absence of delinquent taxes or related liens; conformity to underwriting standards and completeness of documentation; and origination in compliance with law. If it is determined that representations and warranties were breached, we may be required to repurchase the related loans or indemnify the investors to make them whole for losses. Whether we will incur a loss in connection with repurchases and make whole payments depends on: the extent to which claims are made; the validity of such claims (including the likelihood and ability to enforce claims); whether we can successfully claim against parties that sold loans to us and made representations and warranties to us; the residential real estate market, including the number of defaults; and whether the obligations of the securitization vehicles were guaranteed or insured by third parties.
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
From time to time, we issue subordinated and senior securities through SPEs that lend the proceeds to the Group.
Contractual obligations and other commercial commitments
In connection with our operating activities, we enter into certain contractual obligations and commitments to fund certain assets. Our contractual obligations and commitments include short and long-term on-balance sheet obligations as well as future contractual interest payments and off-balance sheet obligations. Total obligations increased CHF 12.3 billion in 2016 to CHF 682.1 billion, primarily reflecting increases in customer deposits of CHF 13.1 billion to CHF 355.8 billion, in short-term borrowings of CHF 6.7 billion to CHF 15.4 billion and in due to banks of CHF 1.7 billion to CHF 22.8 billion. The increases were partially offset by decreases in long-term debt of CHF 4.3 billion to CHF 193.3 billion and in trading liabilities of CHF 4.0 billion to CHF 44.9 billion.
> Refer to “Note 25 – Long-term debt” in V – Consolidated financial statements – Credit Suisse Group for further information on long-term debt and the related interest commitments.
> Refer to “Note 33 – Guarantees and commitments” in V – Consolidated financial statements – Credit Suisse Group for further information on commitments.
Contractual obligations and other commercial commitments
	2016						2015
Payments due within	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total		Total
On- and off-balance sheet obligations (CHF million)
Due to banks	21,993	621	16	170	22,800		21,054
Customer deposits	351,299	3,434	929	171	355,833		342,705
Short-term borrowings	15,385	0	0	0	15,385		8,657
Long-term debt [1]	32,469	58,954	31,755	70,137	193,315	[2]	197,608	[2]
Contractual interest payments [3]	1,088	1,361	455	718	3,622	[4]	4,559
Trading liabilities	44,930	0	0	0	44,930		48,971
Brokerage payables	39,852	0	0	0	39,852		39,452
Operating lease obligations	583	1,071	850	3,273	5,777		6,031
Purchase obligations	284	256	21	3	564		788
Total obligations [5]	507,883	65,697	34,026	74,472	682,078		669,825
1
Refer to "Debt issuances and redemptions" in Liquidity and funding management and "Note 25 – Long-term debt" in V – Consolidated financial statements – Credit Suisse Group for further information on long-term debt.

2 Includes non-recourse liabilities from consolidated VIEs of CHF 1,759 million and CHF 14,826 million as of December 31, 2016 and 2015, respectively.
3
Includes interest payments on fixed rate long-term debt, fixed rate interest-bearing deposits (excluding demand deposits) and fixed rate short-term borrowings, which have not been effectively converted to variable rate on an individual instrument level through the use of swaps.

4
Due to the non-determinable nature of interest payments, the following notional amounts have been excluded from the table: variable rate long-term debt of CHF 87,007 million, variable rate short-term borrowings of CHF 8,969 million, variable rate interest-bearing deposits and demand deposits of CHF 145,599 million, fixed rate long-term debt and fixed rate interest-bearing deposits converted to variable rate on an individual instrument level through the use of swaps of CHF 94,139 million and CHF 9 million, respectively.

5
Excludes total accrued benefit liability for pension and other post-retirement benefit plans of CHF 516 million and CHF 1,145 million as of December 31, 2016 and 2015, respectively, recorded in other liabilities in the consolidated balance sheets, as the accrued liability does not represent expected liquidity needs. Refer to "Note 31 – Pension and other post-retirement benefits" in V – Consolidated financial statements – Credit Suisse Group for further information on pension and other post-retirement benefits.

[this page intentionally left blank]

Corporate Governance and Compensation
Corporate Governance
Compensation

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
Corporate Governance developments
During 2016, the Group’s corporate governance continued to align with the priorities established through the strategic restructuring of the Group’s businesses announced in October 2015 and the ongoing program to evolve the Group’s legal entity structure. The key corporate governance developments for the Group in 2016 included:
– The implementation of a corporate governance structure in line with Swiss banking regulatory requirements for Credit Suisse (Schweiz) AG, the new Swiss legal entity registered in 2015 as a wholly owned subsidiary of Credit Suisse AG, including the establishment of the board of directors and the executive board and the appointment of Alexandre Zeller as chairman and Thomas Gottstein as CEO of the new entity. Credit Suisse (Schweiz) AG started its business operations as a standalone Swiss bank on November 20, 2016;
– The establishment of the board of directors of Credit Suisse Holdings (USA) Inc., the company that serves as the Group’s intermediate holding company (IHC) in the US, in line with regulatory requirements. Group Board of Directors (Board) member Richard E. Thornburgh serves as the chairman of the IHC;
– The election of two new Group Board members, Alexander Gut and Joaquin J. Ribeiro, and the resignation of Sebastian Thrun as Board member at the 2016 Annual General Meeting (AGM). Sebastian Thrun continues to serve as a senior advisor to the Group on innovation and technology matters;
– The review and selection of new Board member candidates for election at the 2017 AGM, in consideration of members stepping down from the Board due to reaching their respective tenure limits or for other reasons;
– The appointment of Brian Chin as new CEO of Global Markets and Executive Board member, effective September 7, 2016, following the accelerated execution of our Global Markets strategy as announced in March 2016; and
– The establishment of a new Group Conduct and Ethics Board (CEB) with oversight by the Executive Board and subject to the overall supervision of the Board, in order to ensure consistently high standards throughout the Group and to further the Group’s aim of implementing a culture with responsible conduct and ethics at its core.
> Refer to “Evolution of legal entity structure” in I – Information on the company – Strategy for further information on our legal entity structure.
We regularly monitor developments in corporate governance guidelines, regulations and best practice standards in all jurisdictions relevant to our business operations. A key development was the publication of the Swiss Federal Council’s proposal in November 2016 regarding a revision to Swiss corporate law, which will be reviewed by the Swiss parliament starting in 2017 and includes proposals that impact shareholder meetings, executive compensation and gender diversity at the board and executive board level. A further development was the publication of the new >>>Swiss Financial Market Supervisory Authority FINMA (FINMA) circular 2017/1 “Corporate Governance – Banks” in November 2016, which emphasizes the importance of modern corporate governance and appropriate and efficient risk management for banks; the circular becomes effective on July 1, 2017. The Group’s existing corporate governance framework, including its risk management framework, already largely reflects the guidance and standards set forth in this new circular.
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
Corporate Governance framework
The Group’s corporate governance framework consists of its governing bodies and its corporate governance policies and procedures, which define the competencies of the governing bodies and other corporate governance rules, as well as the practices to be followed throughout the Group, in line with Swiss corporate law and international best practice standards for corporate governance. The governing bodies of the Group are:
– the General Meeting of Shareholders;
– the Board of Directors;
– the Executive Board; and
– the independent auditors.
The shareholders elect the members of the Board and the independent auditors on an annual basis and approve required resolutions at the AGM, such as the consolidated financial statements, capital increases and Board and Executive Board compensation. The Board is responsible for the overall strategic direction, supervision and control of the Group and appoints the members of the Executive Board. The Executive Board is responsible for the day-to-day operational management of the Group’s business and for developing and implementing business plans.

Corporate Governance Framework

Shareholders
Board of Directors[1]
Chairman's & Governance Committee
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
Risk
Compliance and Regulatory Affairs
General Counsel
Human Resources, Communications & Branding
Subsidiaries
Internal Audit
External Audit

[1] The Board of Directors has also formed as an advisory body, the Innovation & Technology Committee. Refer to "Board committees" for further information.

[2] The Chief Operating Officer (COO) oversees, among others, global operations, information technology and our centers of excellence.

The Group is engaged in the banking business and is structured into five business divisions – Swiss Universal Bank; International Wealth Management; Asia Pacific; Global Markets; and Investment Banking & Capital Markets – as well as the Strategic Resolution Unit. The divisions are supported by corporate functions that provide infrastructure and services and have internal control responsibilities. The Group’s banking business is carried out through its legal entities, which are operational in various jurisdictions and subject to the governance rules and supervision of the regulators in those jurisdictions. The Group has identified certain major subsidiary companies, which, in aggregate, account for a significant proportion of the Group’s business operations. These major subsidiaries are Credit Suisse (Schweiz) AG, Credit Suisse Holdings (USA) Inc., Credit Suisse International and Credit Suisse Securities (Europe) Ltd., all subsidiaries of Credit Suisse AG. Corporate governance at these major subsidiaries is closely aligned with the Group’s corporate governance.
The Group’s corporate governance framework is depicted in the chart above. The duties and responsibilities of the governing bodies are described in further detail in the sections below.
The Group’s corporate governance policies and procedures, adopted by the Board, are defined in a series of documents, all of which are available on our website at www.credit-suisse.com/governance, and include:
– Articles of Association (AoA): define the purpose of the business, the capital structure and the basic organizational framework. The AoA of Credit Suisse Group AG (Group) are dated October 26, 2016, and the AoA of Credit Suisse AG (Bank) are dated September 4, 2014. The Group’s and the Bank’s AoAs are available on our website at www.credit-suisse.com/articles.
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
– Compensation policy: provides a foundation for the development of sound compensation plans and practices. The Group’s compensation policy is available on our website at www.credit-suisse.com/compensationpolicy.
The summaries herein of the material provisions of our AoA and the Swiss Code of Obligations do not purport to be complete and are qualified in their entirety by reference to the Swiss Code of Obligations and the AoA.
Credit Suisse Group AG and Credit Suisse AG are registered companies in Switzerland. The Group’s shares are listed on the Swiss Exchange (SIX) stock exchange and – in the form of >>>American Depositary Shares (ADS), as evidenced by American Depositary Receipts – on the New York Stock Exchange (NYSE). The business purpose of the Group, as set forth in Article 2 of its AoA, is to hold direct or indirect interests in all types of businesses in Switzerland and abroad, in particular in the areas of banking, finance, asset management and insurance. The business purpose of the Bank, as set forth in Article 2 of its AoA, is to operate as a bank, with all related banking, finance, consultancy, service and trading activities in Switzerland and abroad. The AoA of the Group and the Bank set forth their powers to establish new businesses, acquire a majority or minority interest in existing businesses and provide related financing and to acquire, mortgage and sell real estate properties both in Switzerland and abroad. These and other company details are shown in the table below.
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
Code of Conduct
At Credit Suisse, we are convinced that our responsible approach to business is a decisive factor in determining our long-term success. We therefore expect all of our employees and members of the Board to observe the professional standards and ethical values set out in our Code of Conduct, including our commitment to complying with all applicable laws, regulations and policies in order to safeguard our reputation for integrity, fair dealing and measured risk-taking.
> Refer to “www.credit-suisse.com/code” for our Code of Conduct.
Corporate Responsibility
A responsible approach to business is a key factor in determining our long-term success. For Credit Suisse, corporate responsibility is about creating sustainable value for clients, shareholders, employees and other stakeholders. We strive to comply with the ethical values and professional standards set out in our Code of Conduct in every aspect of our work, including in our relationship with stakeholders. We do so based on a broad understanding of our duties as a financial services provider and employer and as an integral part of the economy and society. This approach also reflects our commitment to protecting the environment. To ensure that we supply the full breadth of information required by our stakeholders, we publish a Corporate Responsibility Report each year.
> Refer to “www.credit-suisse.com/responsibility” for our Corporate Responsibly Report.
Employee relations
As of December 31, 2016, we had 47,170 employees worldwide, of which 17,020 were in Switzerland and 30,150 were abroad. Our corporate titles include managing director, director, vice president, assistant vice president and non-officer staff. The majority of our employees do not belong to unions. We have not experienced any significant strikes, work stoppages or labor disputes in recent years. We consider our relations with our employees to be good.
> Refer to “Credit Suisse” in II – Operating and financial review for further information on our responsibility as an employer.

Shareholders
Capital structure
Our total issued share capital as of December 31, 2016 was CHF 83,595,895 divided into 2,089,897,378 shares, with a nominal value of CHF 0.04 per share.
> Refer to “Note 16 – Share capital, conditional, conversion and authorized capital of Credit Suisse Group” in VI – Parent company financial statements – Credit Suisse Group and our AoA (Articles 26, 26c and 27) for information on changes to our capital structure during the year.
Shareholder base
We have a broad shareholder base, with the majority of shares owned directly or indirectly by institutional investors outside Switzerland. As of December 31, 2016, 118,019 shareholders were registered in our share register with 1,271,795,589 shares, representing 61% of the total shares issued. The remaining 39% of shares are not registered in our share register. As of December 31, 2016, 107,432,334 or 5.1%, of the issued shares were in the form of >>>ADS. The information provided in the following tables reflects the distribution of Group shares as registered in our share register as of December 31, 2016.
Distribution of Group shares
end of	2016				2015
	Number of shareholders	%	Number of shares	%	Number of shareholders	%	Number of shares	%
Distribution of Group shares
Private investors	114,541	97	165,821,864	8	109,269	97	130,897,618	7
of which Switzerland	104,367	88	146,980,705	7	99,598	88	115,974,393	6
of which foreign	10,174	9	18,841,159	1	9,671	9	14,923,225	1
Institutional investors	3,478	3	1,105,973,725	53	3,669	3	1,014,879,371	52
of which Switzerland	3,040	3	232,035,476	11	3,160	3	208,903,959	11
of which foreign [1]	438	0	873,938,249	42	509	0	805,975,412	41
Shares registered in share register	118,019	100	1,271,795,589	61	112,938	100	1,145,776,989	59
of which Switzerland	107,407	91	379,016,181	18	102,758	91	324,878,352	17
of which Europe	9,595	8	586,277,229	28	9,169	8	552,781,065	28
of which US 1	148	0	290,750,194	14	173	0	244,415,078	12
of which other	869	1	15,751,985	1	838	1	23,702,494	1
Shares not registered in share register	–	–	818,101,789	39	–	–	811,602,255	41
Total shares issued	–	–	2,089,897,378	100	–	–	1,957,379,244	100
1 Includes shares issued in the form of ADS.
Distribution of institutional investors in share register by industry
end of	2016				2015
	Number of shareholders	%	Number of shares	%	Number of shareholders	%	Number of shares	%
Institutional investors by industry
Banks	20	0	1,255,503	0	25	0	1,547,448	0
Insurance companies	84	0	11,728,261	1	93	0	10,273,200	1
Pension funds	520	0	56,358,187	3	568	1	46,680,254	2
Investment trusts	360	0	164,705,849	8	399	0	161,850,174	8
Other trusts	579	0	8,320,368	0	646	1	6,883,152	0
Governmental institutions	25	0	604,300	0	34	0	636,040	0
Other [1]	1,761	1	130,483,026	6	1,755	2	121,339,051	6
Direct entries	3,349	3	373,455,494	18	3,520	3	349,209,319	18
Fiduciary holdings	129	0	732,518,231	35	149	0	665,670,052	34
Total institutional investors	3,478	3	1,105,973,725	53	3,669	3	1,014,879,371	52
Rounding differences may occur.
1 Includes various other institutional investors for which a breakdown by industry type was not available.

Through the use of an external global market intelligence firm, we regularly gather additional information on the composition of our shareholder base, including information on shares that are not registered in our share register. According to this data, our shareholder base as of December 31, 2016 comprised 86% institutional investors, with half of such investors located in North America. The distribution of Group shareholdings by investor type and region is shown as follows:
Shareholder engagement
The Group engages regularly with its shareholders and proxy advisors. The purpose of such engagements is to understand the perspectives of its shareholders, exchange views about the Group’s strategy, financial performance, corporate governance and compensation and other matters of importance to the Group or its shareholders. Shareholder engagement meetings may be attended by the Chairman, the Compensation Committee Chairman, the CEO, CFO and other members of the Board or senior management. The responsibility for shareholder engagement is overseen by our Investor Relations department. The Group aims to ensure that all shareholders receive the relevant information they need to keep abreast of current Group developments and make informed decisions.
Information policy
We are committed to an open and fair information policy with our shareholders and other stakeholders. Our Investor Relations and Corporate Communications departments are responsible for addressing inquiries received. All Group shareholders registered in our share register receive an invitation to our AGM, including an order form to receive the annual report and other reports. Each registered shareholder also receives a quarterly shareholders’ letter and may elect to receive the quarterly reports on our financial performance. All of these reports and other information can be accessed on our website at www.credit-suisse.com/investors.
Notices required under Swiss law
Notices to shareholders required under Swiss law are made by publication in the Swiss Official Gazette of Commerce. The Board may designate further means of communication for publishing notices to shareholders. Notices required under the listing rules of the SIX will either be published in two Swiss newspapers in German and French and sent to the SIX or otherwise communicated to the SIX in accordance with applicable listing rules. The SIX may further disseminate the relevant information.
Significant shareholders
Under the Swiss Federal Act on Financial Market Infrastructure and market Conduct in Securities and Derivative Trading (FMIA), anyone holding shares in a company listed on the SIX is required to notify the company and the SIX if their holding reaches, falls below or exceeds the following thresholds: 3%, 5%, 10%, 15%, 20%, 25%, 331⁄3%, 50% or 662⁄3% of the voting rights entered into the commercial register, whether or not the voting rights can be exercised (that is, notifications must also include certain derivative holdings such as options or similar instruments). Following receipt of such notification, the company has an obligation to inform the public. In addition, pursuant to the Swiss Code of Obligations, a company must disclose in the notes to their annual consolidated financial statements the identity of any shareholders who own in excess of 5% of their shares. The following provides an overview of the holdings of our significant shareholders, including any rights to purchase or dispose of shares, based on the most recent disclosure notifications. In line with the FMIA requirements, the percentages indicated below were calculated in relation to the share capital reflected in the AoA at the time of the disclosure notification. As shareholders are only required to notify the company and the SIX if their holding reaches, falls below or exceeds the thresholds listed above, the percentage holdings of our significant shareholders may vary at any given time compared to the date of submission of the most recent notification for these respective shareholders. The full text of all notifications can be found on our website at www.credit-suisse.com/shareholders. Each share entitles the holder to one vote, except as otherwise described below.
> Refer to “Note 3 – Business developments, significant shareholders and subsequent events” in V – Consolidated financial statements – Credit Suisse Group for further information on significant shareholders.
The Group also holds positions in its own shares, which are subject to the same disclosure requirements as significant external shareholders. These positions fluctuate and primarily reflect activities related to market making, facilitating client orders and satisfying the obligations under our employee compensation plans. Shares held by the Group have no voting rights. As of December 31, 2016, our holdings amounted to 4.21% purchase positions (0.19% registered shares and 4.02% share acquisition rights) and 21.46% sales positions (disposal rights).

Cross shareholdings
The Group has no cross shareholdings in excess of 5% of capital or voting rights with any other company.
Significant shareholders
	Group publication of notification		Number of shares (million)	Approximate shareholding %	[1]	Purchase rights %
December 31, 2016 or the most recent notification date
The Olayan Group (registered entity – Crescent Holding GmbH)	September 16, 2016		111.3	5.41		5.31	[2]
Norges Bank	December 3, 2016		104.4	4.99		–
Qatar Investment Authority (registered entity – Qatar Holding LLC)	November 16, 2016		103.0	4.93		12.81	[3]
Capital Group Companies, Inc.	January 28, 2017		96.7	4.91		–
Harris Associates L.P.	November 9, 2013	[4]	81.5	5.17		–
BlackRock Inc.	January 25, 2013		38.6	3.01		–
December 31, 2015 or the most recent notification date
Norges Bank	February 12, 2016		98.5	5.03		–
Qatar Investment Authority (registered entity – Qatar Holding LLC)	December 10, 2015		97.5	4.98		13.59
The Olayan Group (registered entity – Crescent Holding GmbH)	December 2, 2015		84.0	4.95		6.40
Harris Associates L.P.	November 9, 2013		81.5	5.17		–
Franklin Resources, Inc.	February 25, 2016		69.0	3.52		–
Dodge & Cox	December 19, 2012		63.5	4.96		–
Capital Group Companies, Inc.	April 21, 2015		48.4	3.01		–
BlackRock Inc.	January 25, 2013		38.6	3.01		–
December 31, 2014 or the most recent notification date
The Olayan Group (registered entity – Crescent Holding GmbH)	April 6, 2013		88.5	6.70		7.99
Qatar Investment Authority (registered entity – Qatar Holding LLC)	October 31, 2013		82.0	5.20		16.53
Harris Associates L.P.	November 9, 2013		81.5	5.17		–
Norges Bank	June 19, 2014		80.0	5.01		–
Franklin Resources, Inc.	February 25, 2015		67.5	4.20		–
Dodge & Cox	December 19, 2012		63.5	4.96		–
Capital Group Companies, Inc.	January 14, 2015		47.8	2.98		–
BlackRock Inc.	January 25, 2013		38.6	3.01		–
1
The approximate shareholding percentages were calculated in relation to the share capital at the time of the relevant disclosure notification. They therefore do not reflect changes in such percentages that would result from changes in the number of outstanding shares, following the date of the disclosure notification.

2
Consists of 5.26% purchase rights relating to The Olayan Group's holdings of USD 1.725 billion 9.5% tier 1 capital instruments (perpetual security with mandatory contingent conversion into shares), which will be converted into shares only in situations where the Group no longer meets specific regulatory capital requirements, and 0.055% from short put options.

3
Consists of 12.81% purchase rights relating to Qatar Holding LLC's holdings of USD 1.72 billion 9.5% tier 1 capital instruments and CHF 2.5 billion 9.0% tier 1 capital instruments (perpetual security with mandatory contingent conversion into shares), which will be converted into shares only in situations where the Group no longer meets specific regulatory capital requirements.

4
Harris Associates L.P.’s position includes the reportable position (4.96% shareholding as published by the SIX on November 12, 2016) of Harris Associates Investment Trust, which is managed by Harris Associates L.P.

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
– shares in respect of which the shareholder confirms to us that the shareholder has acquired the shares in the shareholder’s name for the shareholder’s own account and in respect of which the disclosure requirements in accordance with the FMIA and the relevant ordinances and regulations have been fulfilled; or
– shares that are registered in the name of a nominee, provided that this nominee is willing to furnish us, on request, the name, address and shareholdings of any beneficial owner or group of related beneficial owners on behalf of whom the nominee holds 0.5% or more of the total outstanding share capital of the Group.

To execute voting rights, shares need to be registered in the share register directly or in the name of a nominee. In order to be registered in the share register, the purchaser must file a share registration form with the depository bank. The registration of shares in the share register may be requested at any time. Failing such registration, the purchaser may not vote or participate in shareholders’ meetings. However, each shareholder, whether registered in the share register or not, is entitled to receive dividends or other distributions approved at the AGM. Transfer restrictions apply regardless of the way and the form in which the registered shares are kept in the accounts and regardless of the provisions applicable to transfers. The transfer of intermediated securities based on Group shares, and the pledging of these intermediated securities as collateral, is based on the provisions of the Swiss Federal Intermediated Securities Act. The transfer or pledging of shares as collateral by means of written assignment is not permitted.
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
Convocation of shareholder meetings
The AGM is convened by the Board or, if necessary, by the statutory auditors, with 20 days’ prior notice. The Board is further required to convene an Extraordinary General Meeting (EGM) if so resolved at a shareholders’ meeting or if so requested by shareholders holding in aggregate at least 10% of the nominal share capital. The request to call an EGM must be submitted in writing to the Board, and, at the same time, Group shares representing at least 10% of the nominal share capital must be deposited for safekeeping. The shares remain in safekeeping until the day after the EGM.
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
Say on pay
In accordance with the Swiss Code of Best Practice for Corporate Governance, the Group submitted the compensation report (contained in the Corporate Governance and Compensation section of the Annual Report) for a consultative vote by shareholders at the 2016 AGM. In accordance with the Swiss Ordinance Against Excessive Compensation with respect to Listed Corporations (Compensation Ordinance), the Group will submit the following Board and Executive Board compensation recommendations for binding votes by shareholders at the 2017 AGM:

– For the Board: a maximum aggregate amount of compensation to be paid to members of the Board for the period from the 2017 to the 2018 AGM;
– For the Executive Board: an aggregate amount of variable compensation in the form of short-term incentive awards to be awarded to Executive Board members for the 2016 financial year;
– For the Executive Board: a maximum aggregate amount of fixed compensation to be paid to members of the Executive Board for the period from the 2017 to the 2018 AGM; and
– For the Executive Board: a maximum aggregate amount of variable compensation in the form of long-term incentive awards to be granted to Executive Board members for the 2017 financial year.
In line with current practice, the Group will continue to submit the compensation report for a consultative vote by shareholders.
> Refer to “Board compensation proposed for approval at the 2017 AGM” and “Executive Board compensation proposed for approval at the 2017 AGM” in Compensation – Board of Directors Compensation and – Executive Board Compensation, respectively, for further information on the binding vote.
Discharge of the acts of the Board and the Executive Board
According to Swiss law, the AGM has the power to discharge the actions of the members of the Board and the Executive Board. The 2016 AGM granted discharge to the members of the Board and the Executive Board for the 2015 financial year.
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
Duty to make an offer
Swiss law provides that anyone who, directly or indirectly or acting in concert with third parties, acquires 331⁄3% or more of the voting rights of a listed Swiss company, whether or not such rights are exercisable, must make an offer to acquire all of the listed equity securities of such company, unless the AoA of the company provides otherwise. Our AoA does not include a contrary provision. This mandatory offer obligation may be waived under certain circumstances by the Swiss Takeover Board or the >>>FINMA. If no waiver is granted, the mandatory offer must be made pursuant to procedural rules set forth in the FMIA and implementing ordinances.
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

Board of Directors
Membership and qualifications
The AoA provide that the Board shall consist of a minimum of seven members. The Board currently consists of 13 members. We believe that the size of the Board must be such that the committees can be staffed with qualified members. At the same time, the Board must be small enough to ensure an effective and rapid decision-making process. Board members are elected at the AGM by our shareholders individually for a period of one year and are eligible for re-election. Shareholders will also elect a member of the Board as the Chairman and each of the members of the Compensation Committee for a period of one year. One year of office is understood to be the period of time from one AGM to the close of the next AGM. Members of the Board shall generally retire after having served on the Board for 12 years. Under certain circumstances, the Board may extend the limit of terms of office for a particular Board member for a maximum of three additional years.
An overview of the Board and the committee membership is shown in the following table. The composition of the Boards of the Group and the Bank is identical.
Members of the Board and Board committees
	Board member since	Independence	Chairman's and Governance Committee	Audit Committee	Compensation Committee	Risk Committee
December 31, 2016
Urs Rohner, Chairman	2009	Independent	Chairman	–	–	–
Jassim Bin Hamad J.J. Al Thani	2010	Not independent	–	–	–	–
Iris Bohnet	2012	Independent	–	–	Member	–
Noreen Doyle, Vice-Chair, Lead Independent Director	2004	Independent	Member	–	–	Member
Alexander Gut	2016	Independent	–	Member	–	–
Andreas N. Koopman	2009	Independent	–	–	Member	Member
Jean Lanier	2005	Independent	Member	–	Chairman	–
Seraina (Maag) Macia	2015	Independent	–	Member	–	–
Kai S. Nargolwala	2013	Independent	–	–	Member	Member
Joaquin J. Ribeiro	2016	Independent	–	Member	–	–
Severin Schwan	2014	Independent	–	–	–	Member
Richard E. Thornburgh, Vice-Chair	2006	Independent	Member	Member	–	Chairman
John Tiner	2009	Independent	Member	Chairman	–	Member
Board changes
At the 2016 AGM, Alexander Gut and Joaquin J. Ribeiro were elected as new members of the Board and Sebastian Thrun stepped down from the Board. Mr. Thrun continues to advise the Group on innovation and technology matters. The Board proposes Andreas Gottschling and Alexandre Zeller for election as new non-executive Board members at the AGM on April 28, 2017. Mr. Gottschling was previously a member of the management board and chief risk officer (CRO) of Erste Group Bank AG in Vienna. Mr. Zeller was previously chairman of the board of directors of SIX Group AG and joined the board of directors of the Swiss legal entity Credit Suisse (Schweiz) AG and was appointed chairman with effect from October 1, 2016. Noreen Doyle and Jean Lanier, after reaching the respective tenure limits, and Jassim bin Hamad J.J. Al Thani, will not stand for re-election. The Board proposes that all other current members of the Board be re-elected to the Board, proposes the re-election of Urs Rohner as Chairman and proposes Iris Bohnet, Andreas N. Koopmann, Kai S. Nargolwala and Alexandre Zeller as members of the Compensation Committee.
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

The background, skills and experience of our Board members are diverse and broad and include holding or having held top management positions at financial services and industrial companies in Switzerland and abroad, as well as leading positions in government, academia and international organizations. The Board is composed of individuals with diverse experience, geographical origin and tenure and the necessary expertise in key areas such as financial management, audit, risk management, legal and regulatory affairs, human resources and incentive structures. Gender diversity is an important aspect of Board composition. While the ratio of female-to-male Board members may vary in any given year, the Board is committed to maintaining a good gender balance over the long term.
To maintain a high degree of expertise, diversity and independence in the future, the Board has a succession planning process in place to identify potential candidates for the Board at an early stage. With this process, we are well prepared when Board members rotate off the Board. Besides more formal criteria, consistent with legal and regulatory requirements and the Swiss Code of Best Practice for Corporate Governance, we believe that other aspects, including team dynamics and personal reputation of Board members, play a critical role in ensuring the effective functioning of the Board. This is why the Group places the utmost importance on the right mix of personalities who are also fully committed to making their blend of specific skills and experience available to the Board.
While the Board is continually engaged in considering potential candidates throughout the year, succession planning for the next year is typically kicked off at the Board’s annual strategy offsite, which is held mid-year. In addition to its discussions of the Group’s strategy, the Board holds a dedicated session on corporate governance, at which, among other topics, current Board composition and future needs are discussed, including the needs for suitable Board committee composition. Based on the outcome of these discussions, the interest and availability of certain candidates will be explored further. The Board’s discussions will continue at its annual self-assessment session, which usually takes place at year-end, and it will consider specific changes in Board composition to be proposed at the next AGM. The Board will ultimately approve candidates to be nominated as new Board members for election at the AGM at its February or March meetings, shortly before the publication of this report.
New members and continuing training
Any newly appointed member is required to participate in an orientation program to become familiar with our organizational structure, strategic plans, significant financial, accounting and risk issues and other important matters relating to the governance of the Group. The orientation program is designed to take into account the new Board member’s individual background and level of experience in each specific area. Moreover, the program’s focus is aligned with any committee memberships of the person concerned. Board members are encouraged to engage in continuing training. The Board and the committees of the Board regularly ask specialists within the Group to speak about specific topics in order to enhance the Board members’ understanding of issues that already are, or may become, of particular importance to our business.
Meetings
In 2016, the Board held six meetings in person and ten additional meetings. In addition, the Board held a two and a half-day strategy session.
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
Meeting attendance
The members of the Board are encouraged to attend all meetings of the Board and the committees on which they serve.
Meeting attendance
	Board of Directors	[1]	Chairman's and Governance Committee	[2]	Audit Committee	[3]	Compensation Committee	[4]	Risk Committee	[5]
in 2016
Total number of meetings held	16		13		16		10		7
Number of members who missed no meetings	5		3		3		4		4
Number of members who missed one meeting	5		1		3		0		1
Number of members who missed two or more meetings	4		1		0		0		2
Meeting attendance, in %	91		95		92		100		86
1 The Board consisted of 12 and 13 members at the beginning of the year and the end of the year, respectively, with 2 members joining the Board and 1 member leaving the Board as of the 2016 AGM.
2
The Chairman's and Governance Committee consisted of five members at the beginning and the end of the year. Meeting attendance was approximated in this case, due to some meetings of the Chairman's and Governance Committee being called on an ad hoc basis, for which no attendance was taken.

3 The Audit Committee consisted of four members at the beginning of the year and five members at the end of the year.
4 The Compensation Committee consisted of four members at the beginning and the end of the year.
5 The Risk Committee consisted of six members at the beginning and the end of the year.
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
Board and Executive Board members are each permitted to exercise a maximum of ten mandates on behalf of the Group and a maximum of ten honorary mandates in cultural, educational or charitable legal entities.
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
The Chairman’s and Governance Committee performs an annual assessment of the independence of each Board member and reports its findings to the Board for the final determination of independence of each individual member. The Board has applied the independence criteria of the Swiss Code of Best Practice for Corporate Governance, >>>FINMA and the rules of the NYSE and the Nasdaq Stock Market (Nasdaq) in determining the definition of independence. In general, a director is considered independent if the director:
– is not, and has not been for the prior three years, employed as an executive officer or in another function at the Group or any of its subsidiaries;
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
While the Group is not subject to such standards, the Board acknowledges that some proxy advisors apply different standards for assessing the independence of our Board members, including the length of tenure a Board member has served, the full-time status of a Board Member, annual compensation levels of Board members within a comparable range to executive pay or a Board member’s former executive status for periods further back than the preceding three years.
Independence determination
As of December 31, 2016, 12 members of the Board were determined by the Board to be independent.
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
– chairs the Board, the Chairman’s and Governance Committee and the Shareholder Meetings;
– takes an active role in representing the Group to key shareholders, investors, regulators and supervisors, industry associations and other external stakeholders;
– has no executive function within the Group;
– with the exception of the Chairman’s and Governance Committee, is not a member of any of the Board’s standing committees; and
– may attend all or parts of selected committee meetings as a guest without voting power.
Vice-Chair
The Vice-Chair:
– is a member of the Board;
– is a designated deputy to the Chairman; and
– assists the Chairman by providing support and advice to the Chairman, assuming the Chairman’s role in the event of the Chairman’s absence or indisposition and leading the Board accordingly.
There may be one or more Vice-Chairs. Noreen Doyle and Richard E. Thornburgh currently serve as Vice-Chairs.

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
Noreen Doyle currently serves as the Lead Independent Director. As Noreen Doyle will not be standing for re-election at the 2017 AGM, the Board will appoint a new Lead Independent Director.
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
– is actively involved in significant projects including acquisitions, divestitures, investments and other major projects; and
– along with its committees, is entitled, without consulting with management and at the Group’s expense, to engage external legal, financial or other advisors, as it deems appropriate, with respect to any matters within its authority.
Governance of Group subsidiaries
The Board assumes oversight responsibility for establishing appropriate governance for Group subsidiaries. The governance of the Group is based on the principles of an integrated oversight and management structure with global scope, which enables management of the Group as one economic unit. The Group sets corporate governance standards to ensure the efficient and harmonized steering of the Group. In accordance with the OGR, the Board appoints or dismisses the chairperson and the members of the board of directors of the major subsidiaries of the Group and approves their compensation. A policy naming the subsidiaries in scope and providing guidelines for the nomination and compensation process is periodically reviewed by the Board. The governance of the major subsidiaries, subject to compliance with all applicable local laws and regulations, should be consistent with the corporate governance principles of the Group, as reflected in the OGR and other corporate governance documents. Directors and officers of the Group and its major subsidiaries are committed to ensuring transparency and collaboration throughout the Group.
Board evaluation
The Board performs a self-assessment once a year, where it reviews its own performance against the responsibilities listed in its charter and the Board’s objectives and determines future objectives, including any special focus objectives for the coming year. The Chairman does not participate in the discussion of his own performance. As part of the self-assessment, the Board evaluates its effectiveness with respect to a number of different aspects, including board structure and composition, communication and reporting, agenda setting and continuous improvement. From time to time, the Board may also mandate an external advisor to facilitate the evaluation process. Toward the end of 2016, the Board mandated an external firm to perform an evaluation of the Board, which will be conducted during the first quarter of 2017.

Board – 2016 activities
During 2016, the Board focused on a number of key areas, including but not limited to the activities described below. Specifically, the Board:
– supervised the Group’s strategy implementation, with particular focus on the oversight of the accelerated restructuring of Global Markets and the growth of our operations in Asia;
– partnered with management to identify measures which foster a corporate culture based on honesty and integrity across the Group, including the establishment of the new CEB as well as local corporate culture programs at the subsidiary company level;
– focused on corporate governance at the Group’s major subsidiaries, which included overseeing the set-up of Credit Suisse (Schweiz) AG, supervising the formation of the board of directors for Credit Suisse Holdings (USA) Inc., and implementing measures to ensure a coordinated approach to corporate governance across the Group, including defining a robust framework for issue escalation and information sharing between the Group and its major subsidiaries;
– established a board leadership event, involving all Group and major subsidiary board members;
– maintained Board-level focus on innovation and technology, dedicating a major part of the Board’s annual strategy workshop to the topics of digitization and technology in banking, which included onsite visits to innovative technology companies and discussions with entrepreneurs in the field;
– continued to review the effectiveness of our cybersecurity framework with management through dedicated reviews of our digital security capabilities aimed at preventing cybercrime and by engaging with a leading cybersecurity expert;
– worked closely with management during the settlement proceedings with the DOJ regarding our legacy RMBS business and ultimately approved the terms and conditions of the final settlement, successfully resolving this significant legacy litigation issue; and
– continued to monitor ongoing legal, compliance and regulatory developments, with particular focus on capital and liquidity requirements.
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

Chairman’s and Governance Committee – 2016 activities
During 2016, the Chairman’s and Governance Committee focused on a number of key areas, including but not limited to the activities described below. Specifically, the Chairman’s and Governance Committee:
– focused on supporting the CEO in continuing to deliver on the three-year strategic plan announced in October 2015;
– endorsed the appointment of a new Head of Global Markets by the Board in September 2016;
– supported the Chairman in setting the priorities for the Board’s annual strategy workshop in 2016, which was focused on innovation and digitalization in banking;
– provided guidance for the annual performance assessment of the Chairman and the CEO;
– advised on the nominations of Alexandre Zeller and Peter Derendinger as non-executive directors of the new Swiss subsidiary Credit Suisse (Schweiz) AG;
– assessed potential new Board Member candidates during 2016 and recommended that Alexandre Zeller and Andreas Gottschling be proposed as new Board members for election at the 2017 AGM; and
– participated in a simulation event with management designed to test the Group’s recovery and resolution plans, in line with regulatory expectations.
Audit Committee
The Audit Committee consists of at least three members, all of whom must be independent. The chairman of the Risk Committee is generally appointed as one of the members of the Audit Committee. Our Audit Committee currently consists of five members, all of whom are independent.
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

Audit Committee – 2016 activities
During 2016, the Audit Committee focused on a number of key areas, including but not limited to the activities described below. Specifically, the Audit Committee:
– performed its regular review of the quarterly and annual financial results and related accounting, reporting and internal control matters;
– maintained a focus on compliance topics through briefings at every regular meeting by the Chief Compliance and Regulatory Affairs Officer on key compliance risks and associated internal controls, as well as dedicated sessions on specific topics, such as know-your-customer and anti-money laundering requirements, market conduct and global client tax compliance programs;
– conducted a review of the Group’s whistleblowing policy and reporting framework, including industry views on best practice;
– held several reviews of the Strategic Resolution Unit, including a review of the principles, governance and controls of business positions transferred into the Strategic Resolution Unit and the Strategic Resolution Unit portfolio status prior to and after the accelerated restructuring of the Global Markets business;
– examined, jointly with the Risk Committee, the circumstances which led to the mark-to-market losses reported in our distressed trading portfolio for the fourth quarter of 2015 and the first quarter of 2016 and commissioned Internal Audit to perform a special review;
– reviewed our approach to conduct risk, jointly with the Risk Committee, in particular for the Asia Pacific division and with respect to emerging regulatory requirements;
– received regular updates by the Head of Internal Audit on key audit findings and held a dedicated workshop with the Internal Audit senior leadership team in order to engage with Internal Audit in a more in-depth manner about their risk assessments for the organization and emerging risk and control themes; and
– appointed a new Head of Internal Audit, Rafael Lopez Lorenzo, in the fourth quarter of 2016, due to the retirement of the existing Head of Internal Audit at the end of 2016.
Internal Audit
Our Internal Audit function comprises a team of around 350 professionals, substantially all of whom are directly involved in auditing activities. The Head of Internal Audit reports directly to the Audit Committee chairman and the Audit Committee oversees the activities of the Internal Audit function.
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
The Audit Committee annually assesses the performance and effectiveness of the Internal Audit function. For 2016, the Audit Committee concluded that the Internal Audit function was effective.
External Audit
The Audit Committee also oversees the work of our external auditor and pre-approves the retention of, and fees paid to, the external auditor for all audit and non-audit services.
> Refer to “External audit” below for further information.

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
The Compensation Committee is authorized to retain outside advisors, at the Group’s expense, for the purpose of providing guidance to the Compensation Committee as it carries out its responsibilities. Prior to their appointment, the Compensation Committee conducts an independence assessment of the advisors pursuant to the rules of the SEC and the listing standards of the NYSE and Nasdaq.
> Refer to “Compensation Committee” in Compensation – Group compensation for information on our compensation approach, principles and objectives and outside advisors.
Compensation Committee – 2016 activities
During 2016, the Compensation Committee focused on a number of key areas, including but not limited to the activities described below. Specifically, the Compensation Committee:
– oversaw the implementation of the new compensation model for the Executive Board members as communicated in the 2015 Compensation Report, including reviewing the delivery and amount of compensation for Executive Board members in light of the Group’s performance, market pay and practices and feedback from shareholders and proxy advisors;
– reviewed and refined the performance metrics for the 2017 Executive Board Long Term Incentive (LTI) awards, reflecting shareholder feedback;
– assessed the Group’s performance and determined the compensation pools, including reviewing competitor benchmarking information for the investment banking businesses and approval of a special retention program for those businesses in 2016;
– reviewed the approach to compensation and market practices for the asset management businesses;
– reviewed input from the Group’s control functions relevant to the compensation process under the enhanced compensation and risk framework, in line with regulatory guidance;
– reviewed the disciplinary process, including the governance of the new Conduct and Ethics Boards, and its link to performance assessment and compensation determination, as well as the application of malus provisions;
– reviewed the fee levels for members of the Board, in particular for members of the Group’s subsidiary boards, taking into account feedback from shareholders and proxy advisors; and
– continued to monitor global regulatory and market trends with respect to compensation at financial institutions and assessing the obligations imposed by the Compensation Ordinance.

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
– reviewing and assessing the adequacy of the Group’s management of reputational risks, jointly with the Audit Committee;
– reviewing and assessing the adequacy of the Group’s management of operational risks, including the adequacy of the Group’s internal control system, jointly with the Audit Committee; and
– reviewing the Group’s policy in respect of corporate responsibility and sustainable development.
The Risk Committee is regularly informed about major initiatives aimed at responding to regulatory change and further improving risk management across the Group, including organizational changes, changes to risk measurement methods and upgrades to risk systems infrastructure.
Risk Committee – 2016 activities
During 2016, the Risk Committee focused on a number of key areas, including but not limited to the activities described below. Specifically, the Risk Committee:
– maintained its focus on supporting the Board in reviewing strategically important topics, including capital adequacy and the allocation of capital to major legal entities and businesses of the Group;
– reviewed the financial plan and endorsed risk appetite and limit requests for 2017;
– regularly monitored the risk profile and limits for a number of businesses, reviewed risk concentrations and limit breaches;
– oversaw the Group’s responses to key risk developments, including in relation to cybersecurity, the outcome of the UK referendum on continued EU membership and Brazil;
– reviewed changes being implemented in the Group’s legal entity structure, including funding plans for subsidiaries and, jointly with the Audit Committee, the status of the supporting technology and operations infrastructure;
– examined, jointly with the Audit Committee, the circumstances which led to the mark-to-market losses reported in our distressed trading portfolio for the fourth quarter of 2015 and the first quarter of 2016;
– conducted focused risk reviews for a number of different businesses and risk management areas, including credit, market and operational risk, model risk and conduct risk;
– closely monitored developments with respect to the Group’s risk framework, including several reviews of the economic risk capital methodology and the stress testing framework;
– regularly reviewed the risk management function including processes and organizational structures;
– received regular updates from the CRO change function on the key change programs, including complying with the Basel Committee on Banking Supervision 239 – Principles for effective risk data aggregation and risk reporting; and
– oversaw various regulatory change programs being implemented in line with regulatory expectations.
Innovation & Technology Committee
The Board established an Innovation & Technology Committee as an interdisciplinary advisory group in 2015. The group acts as a senior platform to discuss internal progress in relation to innovation and technology initiatives, as well as relevant industry-wide technology trends. As of April 2016, Sebastian Thrun continued as the Innovation & Technology Committee’s chair in his new capacity as senior advisor. Participation in the Innovation & Technology Committee includes Board members, members of management, internal technology experts and a senior cybersecurity advisor. In 2016, the committee addressed a number of key digital initiatives across several divisions, as well as the Group’s cybersecurity framework and IT-related innovation projects. It further examined some of the most recent industry developments in the field of technology-driven innovation.

Biographies of the Board members
Urs Rohner
Born 1959
Swiss Citizen
Board member since 2009
Chairman of the Board

Professional history
2004–present	Credit Suisse
Chairman of the Board and the Chairman's and Governance Committee (2011–present)
Member of the board of Credit Suisse (Schweiz) AG (Swiss subsidiary) (2015–present)
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
Other activities and functions
GlaxoSmithKline plc, board member
Swiss Bankers Association, vice-chairman
Swiss Finance Council, board member
Institute of International Finance, board member
European Banking Group, member
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
Other activities and functions
Applied, board member
Global Future Council on Behavioral Science, World Economic Forum (WEF), co-chair
Economic Dividends for Gender Equality (EDGE), advisory board member
Decision Making and Negotiations Journal, advisory board member
Noreen Doyle
Born 1949
Irish and US Citizen
Board member since 2004
Vice-Chair of the Board
Lead Independent Director

Professional history
2004–present	Credit Suisse
Vice-Chair and Lead Independent Director of the Board (2014–present)
Member of the Chairman’s and Governance Committee (2014–present)
Member of the Risk Committee (2016–present; 2009–2014; 2004–2007)
Member of the board of Credit Suisse International and Credit Suisse Securities (Europe) Limited (UK subsidiaries, 2011–present); chair of the boards (2013–present)
Member of the Audit Committee (2014–2016; 2007–2009)
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
Newmont Mining Corporation, chair
British Bankers’ Association (BBA), chair
UK Panel on Takeovers and Mergers, member
Tuck European Advisory Board, member
Marymount International School, London, chair of the board of governors
Sarita Kenedy East Foundation, trustee

Alexander Gut
Born 1963
Swiss and British Citizen
Board member since 2016

Professional history
2016–present	Credit Suisse
Member of the Audit Committee (2016–present)
Member of the board of Credit Suisse (Schweiz) AG (Swiss subsidiary) and chair of the Audit Committee (2016–present)
2007–present	Gut Corporate Finance AG, managing partner
2003–2007	KPMG Switzerland
Member of the Executive Committee, Switzerland
Head of Audit Financial Services, Switzerland
Partner and Head of Audit Financial Services, Zurich
2001–2003	Ernst & Young, partner of the Transaction Advisory Services practice
1991–2001	KPMG Switzerland
Senior Manager, Audit Financial Services
Senior Manager, Banking Audit
Banking auditor
Education
1996	Swiss Certified Accountant, Swiss Institute of Certified Accountants and Tax Consultants
1995	Doctorate in Business Administration, University of Zurich
1990	Masters degree in Business Administration, University of Zurich
Other activities and functions
LafargeHolcim Ltd, board member
Adecco Group Ltd., board member and chairman of the nomination and compensation committee
SIHAG Swiss Industrial Holding Ltd, board member
Andreas N. Koopmann
Born 1951
Swiss and French Citizen
Board member since 2009

Professional history
2009–present	Credit Suisse
Member of the Compensation Committee (2013–present)
Member of the Risk Committee (2009–present)
Member of the board of Credit Suisse (Schweiz) AG (Swiss subsidiary) (2015–present)
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
Sonceboz SA, board member
Swiss Board Institute, member of the board of trustees
Economiesuisse, board member
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
Other activities and functions
Swiss RE Europe SA, Swiss RE International SE and Swiss RE Europe Holdings SA (subsidiaries of Swiss Re AG), chairman of the board
Fondation Internationale de l’Arche, chairman of the board
L’Arche Long Island, chairman of the board
Association Jean Vanier, board member
Seraina (Maag) Macia
Born 1968
Swiss and Australian Citizen
Board member since 2015

Professional history
2015–present	Credit Suisse
Member of the Audit Committee (2015–present)
2016–present	Hamilton Insurance Group
CEO Hamilton USA (2016–present)
2013–2016	AIG Corporation
Executive vice-president and CEO Regional Management & Operations of AIG, New York (2015–2016)
CEO and President of AIG EMEA, London (2013–2016)
2010–2013	XL Insurance North America, chief executive
2002–2010	Zurich Financial Services
President Specialties Business Unit, Zurich North America Commercial, New York (2007–2010)
CFO, Zurich North America Commercial, New York (2006–2007)
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
Other activities and functions
Association of Professional Insurance Women, member
CFA Institute, member
Food Bank for New York City, board member

Kai S. Nargolwala
Born 1950
Singaporean Citizen
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
Various management and other positions in the UK (1976–1984)
Peat Marwick Mitchell & Co., London, accountant (1970–1976)
Education
1974	Fellow of the Institute of Chartered Accountants (FCA), England and Wales
1969	BA in Economics, University of Delhi
Other activities and functions
Prudential plc, board member
Prudential Corporation Asia Limited, director and non-executive chairman
PSA International Pte. Ltd. Singapore, board member
Clifford Capital Pte. Ltd., director and non-executive chairman
Casino Regulatory Authority in Singapore, board member
Duke-NUS Graduate Medical School, Singapore, chairman of the governing board
Singapore Institute of Directors, Fellow
Joaquin J. Ribeiro
Born 1956
US Citizen
Board member since 2016

Professional history
2016–present	Credit Suisse
Member of the Audit Committee (2016–present)
1997–2016	Deloitte LLP (USA)
Vice chairman (2010–2016)
Chairman of Global Financial Services Industry practice (2010–2016)
Head of US Financial Services Industry practice (2003–2010)
Head of Global Financial Services Industry practice in Asia (1997–2003)
Head of South East Asian Corporate Restructuring practice (1997–2000)
2005–2010	World Economic Forum, senior advisor to Finance Governor's Committee
Education
1996	Executive Business Certificate, Columbia Business School, New York
1988	MBA in Finance, New York University, New York
1980	Certified Public Accountant, New York
1978	Bachelor degree in Accounting, Pace University, New York
Other activities and functions
Mr. Ribeiro currently does not hold directorships in other organizations.

Severin Schwan
Born 1967
Austrian and German Citizen
Board member since 2014

Professional history
2014–present	Credit Suisse
Member of the Risk Committee (2014–present)
Member of the board of Credit Suisse (Schweiz) AG (Swiss subsidiary) (2015–present)
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
Other activities and functions
Roche Holding Ltd., board member
International Federation of Pharmaceutical Manufacturers & Associations (IFPMA), vice-president
International Business Leaders Advisory Council for the Mayor of Shanghai, member
Richard E. Thornburgh
Born 1952
US Citizen
Board member since 2006
Vice-Chair of the Board

Professional history
2006–present	Credit Suisse
Vice-Chair (2014–present)
Member of the Audit Committee (2011–present)
Chairman of the Risk Committee (2009–present)
Member of the Chairman’s and Governance Committee (2009–present)
Member of the Risk Committee (2006–present)
Member of the board and chair of Credit Suisse Holdings (USA), Inc. and Credit Suisse Securities (USA), LLC (US subsidiaries) (2015–present)
Member of the board of Credit Suisse International and Credit Suisse Securities (Europe) Limited (UK subsidiaries) (2013–2016)
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
Other activities and functions
Corsair Capital LLC, investment committee member
S&P Global Inc., board executive committee member, audit committee member and financial policy committee chair
CapStar Bank, board member
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
Chairman of the Audit Committee (2011–present)
Member of the Chairman’s and Governance Committee (2011–present)
Member of the Risk Committee (2011–present)
Member of the Audit Committee (2009–present)
Member of the board of Credit Suisse Holdings (USA), Inc. and Credit Suisse Securities (USA), LLC (US subsidiaries) (2015–present)
2008–2013	Resolution Operations LLP, CEO
2001–2007	Financial Services Authority (FSA)
CEO (2003–2007)
Managing director of the investment, insurance and consumer directorate (2001–2003)
Prior to 2001	Arthur Andersen, UK
Managing partner, UK Business Consulting (1998–2001)
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
Tilney, board member
Salcombe Brewery Limited, chairman
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
Secretaries of the Board
Pierre Schreiber
Joan E. Belzer
Executive Board
Membership
The Executive Board is the most senior management body of the Group. Its members are appointed by the Board. Prior to the appointment of an Executive Board member, the terms and conditions of the individual’s employment contract with the Group are reviewed by the Compensation Committee. The Executive Board currently consists of twelve members. In September 2016, we announced the appointment of Brian Chin as the new CEO of Global Markets to succeed Timothy O’Hara. The composition of the Executive Board of the Group and the Bank is identical, with the exception of Thomas Gottstein, who is a member of the Executive Board of the Group, but not the Bank. There were no other changes in the composition of the Executive Board during 2016. The individual members of the Executive Board are listed in the table below.
Members of the Executive Board
	Executive Board member since	Role
December 31, 2016
Tidjane Thiam, Chief Executive Officer	2015	Group CEO
James L. Amine, CEO Investment Banking & Capital Markets	2014	Divisional Head
Pierre-Olivier Bouée, COO	2015	Corporate Function Head
Romeo Cerutti, General Counsel	2009	Corporate Function Head
Brian Chin, CEO Global Markets [1]	2016	Divisional Head
Peter Goerke, Head of Human Resources, Communications & Branding	2015	Corporate Function Head
Thomas P. Gottstein, CEO Swiss Universal Bank	2015	Divisional Head
Iqbal Khan, CEO International Wealth Management	2015	Divisional Head
David R. Mathers, Chief Financial Officer	2010	Corporate Function Head
Joachim Oechslin, Chief Risk Officer	2014	Corporate Function Head
Helman Sitohang, CEO Asia Pacific	2015	Divisional Head
Lara J. Warner, Chief Compliance and Regulatory Affairs Officer	2015	Corporate Function Head
1 Appointed on September 7, 2016 as a new Executive Board member with immediate effect.
Responsibilities
The Executive Board is responsible for the day-to-day operational management of the Group under the leadership of the CEO. Its main duties and responsibilities include:
– establishment of the strategic business plans for the Group overall as well as for the principal businesses, subject to approval by the Board;
– regular review and coordination of significant initiatives, projects and business developments in the divisions and the corporate functions, including important risk management matters;
– regular review of the consolidated and divisional financial performance, including progress on KPIs, as well as the Group’s capital and liquidity positions and those of its major subsidiaries;
– appointment and dismissal of senior managers, with the exception of managers from Internal Audit, and the periodic review of senior management talent across the Group and talent development programs;
– review and approval of business transactions, including mergers, acquisitions, establishment of joint ventures and establishment of subsidiary companies; and
– approval of key policies for the Group.

Executive Board committees
The Executive Board has several standing committees, which are chaired by an Executive Board member and meet periodically throughout the year and/or as required. These committees are:
– Capital Allocation & Risk Management Committee (CARMC): the CARMC is responsible for supervising and directing our risk profile, recommending risk limits at the Group level to the Risk Committee and the Board, establishing and allocating risk limits among the various businesses, and for developing measures, methodologies and tools to monitor and manage the risk portfolio. CARMC operates in three cycles: the asset & liability management cycle (chaired by the CFO), the market & credit risk cycle (chaired by the CRO) and the internal control systems cycle (jointly chaired by the CRO and the Chief Compliance and Regulatory Affairs Officer (CCRO)).
– Valuation Risk Management Committee (VARMC): the VARMC (chaired by the CFO) is responsible for establishing policies regarding the valuation of certain material assets and the policies and calculation methodologies applied in the valuation process.
– Risk Process & Standards Committee (RPSC): the RPSC (chaired by the CRO) reviews and approves material changes in major risk management processes and standards, reviews risk management policies and related methodologies and approves the standards of our internal models used for calculating regulatory capital.
– Reputational Risk & Sustainability Committee (RRSC): the RRSC (chaired by the CRO) sets policies and reviews processes and significant cases relating to reputational risks and sustainability issues.
> Refer to “Risk management” in III – Treasury, risk, Balance sheet and Off-balance sheet for information on our risk management oversight.
During 2016, the Executive Board established a Group CEB for the purposes of providing leadership and establishing expectations on conduct and ethics standards and behaviors for our employees. The Group CEB is co-chaired by the CCRO and the Head of Human Resources, Communication and Branding. The Group CEB is responsible for overseeing how conduct and ethics matters are handled within the divisions and ensuring consistency and alignment of practice across divisions. The Group CEB also conducts reviews of employee sanctions and may perform subsequent evaluations for specific matters that have been escalated by the CEBs established for each division and the corporate functions.
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
Born 1962
French and Ivorian Citizen
Member since 2015
Chief Executive Officer

Professional history
2015–present	Credit Suisse
Chief Executive Officer of the Group (2015–present)
Member of the board of Credit Suisse (Schweiz) AG (Swiss subsidiary) (2016–present)
2008–2015	Prudential plc
Group Chief Executive (2009–2015)
Chief Financial Officer (2008–2009)
2002–2008	Aviva
Chief Executive (2006–2008)
Managing director, International (2004–2006)
Group strategy & development director (2002–2004)
2000–2002	McKinsey & Co, partner, Paris
1998–1999	Minister of planning and development, Côte d’Ivoire
1994–1998	National Bureau for Technical Studies & Development, Côte d’Ivoire, Chairman and Chief Executive
Prior to 1994	McKinsey & Co, consultant, Paris, London and New York
Education
1988	Master of Business Administration, INSEAD
1986	Advanced Mathematics and Physics, Ecole Nationale Supérieure des Mines de Paris
1984	Ecole Polytechnique, Paris
Other activities and functions
21st Century Fox, board member
Group of Thirty (G30), member
World Economic Forum 2016 in Davos, co-chair
James L. Amine
Born 1959
US Citizen
Member since 2014
CEO Investment Banking & Capital Markets

Professional history
1997–present	Credit Suisse
CEO Investment Banking & Capital Markets (2015–present)
Member of the board of Credit Suisse Holdings (USA), Inc. and Credit Suisse Securities (USA) LLC (US subsidiaries) (2014–present)
Joint Head of Investment Banking, responsible for the Investment Banking Department (2014–2015)
Head of Investment Banking Department (2012–present)
Co-Head of Investment Banking Department, responsible for the Americas and Asia Pacific (2010–2012)
Co-Head of Investment Banking Department, responsible for EMEA and Asia Pacific and Head of Global Market Solutions Group (2008–2010)
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

Pierre-Olivier Bouée
Born 1971
French Citizen
Member since 2015
Chief Operating Officer

Professional history
2015–present	Credit Suisse
Chief Operating Officer (2015–present)
Chief of Staff (2015)
2008–2015	Prudential plc
Group Risk Officer (2013–2015)
Managing director, CEO office (2009–2013)
Business representative Asia (2008–2013)
2004–2008	Aviva
Director, Central & Eastern Europe (2006–2008)
Director, Group strategy (2004–2006)
2000–2004	McKinsey & Company
Associate principal (2004)
Engagement manager (2002–2004)
Associate (2000–2002)
1997–2000	French Government Ministry of Economy and Finance, Treasury Department
Deputy General Secretary of the Paris Club
Deputy Head, International Debt office (F1)
Education
1997	Master in Public Administration, Ecole Nationale d’Administration (ENA)
1991	Master in Business and Finance, Hautes Etudes Commerciales (HEC)
1991	Master in Corporate Law, Faculté de Droit Paris XI, Jean Monnet
Other activities and functions
Mr. Bouée currently does not hold directorships in other organizations.
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
Other activities and functions
Galenica Ltd, board member
Swiss Finance Institute (SFI), board of trustees member
Zurich Chamber of Commerce, board member
Association Friends of the Zurich Art Museum, board member

Brian Chin
Born 1977
US Citizen
Member since 2016
CEO Global Markets

Professional history
2003–present	Credit Suisse
CEO Global Markets (2016–present)
Member of the board of Credit Suisse Holdings (USA), Inc. and Credit Suisse Securities (USA) LLC (US subsidiaries) (2016–present)
Co-Head of Credit Pillar within Global Markets (2015–2016)
Global Head of Securitized Products and Co-Head of Fixed Income, Americas (2012–2016)
Other senior positions within Investment Banking (2003–2012)
2000–2003	Deloitte & Touche LLP, senior analyst, Securitization Transaction Team
Prior to 2000	PriceWaterhouseCoopers LLP, Capital Markets Advisory Services
The United States Attorney's Office, Frauds division
Education
2000	BS in Accounting, Rutgers University
Other activities and functions
Mr. Chin currently does not hold directorships in other organizations.
Peter Goerke
Born 1962
Swiss Citizen
Member since 2015
Head of Human Resources, Communications & Branding

Professional history
2015–present	Credit Suisse
Head of Human Resources, Communications & Branding
2011–2015	Prudential plc
Group Human Resources director and member of the Group Executive Committee (2011–2015)
Chairman of the Group Head Office Management Committee (2012–2015)
Director of Corporate Property (2012–2015)
2005–2010	Zurich Financial Services, AG, Switzerland
Group Head of Human Resources and Member of the Group Management Board
2000–2005	Egon Zehnder International, Switzerland
Head of Global Insurance Practice
1997–2000	McKinsey & Company, Zurich and Chicago
Senior engagement manager
1989–1996	Abegglen Management Consultants, Switzerland
Various positions up to partner
Education
2002	Advanced Management Program (AMP), University of Pennsylvania – The Wharton School
1998	lic.oec., University of St. Gallen
Other activities and functions
Mr. Goerke currently does not hold directorships in other organizations.

Thomas P. Gottstein
Born 1964
Swiss Citizen
Member since 2015
CEO Swiss Universal Bank and Credit Suisse (Schweiz) AG

Professional history
1999–present	Credit Suisse
CEO Credit Suisse (Schweiz) AG (2016-present)
CEO Swiss Universal Bank (2015–present)
Member of the Executive Board of Credit Suisse AG (2015-2016)
Head of Premium Clients Switzerland & Global External Asset Managers (2014–2015)
Head of Investment Banking Coverage Switzerland (2010–2013)
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
Other activities and functions
Opernhaus Zurich, board member
Digitalswitzerland, association member
Credit Suisse Foundation, trustee
Art Committee, Credit Suisse, committee member
Pension Fund CS Group (Schweiz), member of the foundation board and investment committee member
Private Banking Steering Committee of the Swiss Banking Association, member
FINMA Private Banking Panel, member
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
Other activities and functions
Mr. Khan currently does not hold directorships in other organizations.

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
Born 1970
Swiss Citizen
Member since 2014
Chief Risk Officer

Professional history
2014–present	Credit Suisse
Chief Risk Officer (2014–present)
Member of the board of Credit Suisse Holdings (USA), Inc. and Credit Suisse Securities (USA) LLC (US subsidiaries) (2016–present)
2007–2013	Munich Re Group, Chief Risk Officer
2007	AXA Group, deputy Chief Risk Officer
2001–2006	"Winterthur" Swiss Insurance Company
Member of the executive board (2006)
Chief Risk Officer (2003–2006)
Head of risk management (2001–2003)
1998–2001	McKinsey & Company, consultant
Education
1998	Licentiate/Master of Science in Mathematics, Swiss Federal Institute of Technology (ETH), Zurich
1994	Engineering degree, Higher Technical Institute (HTL), Winterthur
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
Other activities and functions
Mr. Sitohang currently does not hold directorships in other organizations.
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
Other activities and functions
Signac (joint venture between Credit Suisse and Palantir Technologies), board member
Women’s Leadership Board of Harvard University’s John F. Kennedy School of Government, executive committee chair
Aspen Institute’s Business and Society Program, board member

Banking relationships with Board and Executive Board members and related party transactions
The Group is a global financial services provider. Many of the members of the Board and the Executive Board, their close family members or companies associated with them maintain banking relationships with us. The Group or any of its banking subsidiaries may from time to time enter into financing and other banking agreements with companies in which current members of the Board or the Executive Board have a significant influence as defined by the SEC, such as holding executive and/or board level roles in these companies. With the exception of the transactions described below, relationships with members of the Board or the Executive Board and such companies are in the ordinary course of business and are entered into on an arm’s length basis. Also, unless otherwise noted, all loans to members of the Board, members of the Executive Board, their close family members or companies associated with them were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and did not involve more than the normal risk of collectability or present other unfavorable features. As of December 31, 2016, 2015 and 2014, there were no loan exposures to such related parties that were not made in the ordinary course of business and at prevailing market conditions.
> Refer to “Board shareholdings and loans” and “Executive Board shareholdings, loans and other outstanding awards” in Compensation – Board of Directors Compensation and – Executive Board Compensation, respectively, for a list of the outstanding loans to members of the Board and the Executive Board.
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
The following new Tier 1 Capital Notes were outstanding as of December 31, 2016:
– USD 1.725 billion, 9.5%, held by an affiliate of The Olayan Group;
– USD 1.72 billion, 9.5%, held by an affiliate of QIA; and
– CHF 2.5 billion, 9.0%, held by an affiliate of QIA.
Under their terms, the new Tier 1 Capital Notes will be converted into our ordinary shares if our reported common equity tier 1 (CET1) ratio, as determined under >>>Basel Committee on Banking Supervision regulations as of the end of any calendar quarter, falls below 7% (or any lower applicable minimum threshold), unless >>>FINMA, at our request, has agreed on or prior to the publication of our quarterly results that actions, circumstances or events have restored or will imminently restore, the ratio to above the applicable threshold. The new Tier 1 Capital Notes will also be converted if FINMA determines that conversion is necessary or that we require public sector capital support, to prevent us from becoming insolvent, bankrupt or unable to pay a material amount of our debts, or other similar circumstances. In addition, conversion of the new Tier 1 Capital Notes issued to the entities affiliated with The Olayan Group will be triggered if, in the event of a request by FINMA for an interim report prior to the end of any calendar quarter, our reported CET1 ratio, as of the end of any such interim period, falls below 5%. The conversion price will be the higher of a given floor price per share (subject to customary adjustments) or the daily volume-weighted average sales price of our ordinary shares over a five-day period preceding the notice of conversion. The new Tier 1 Capital Notes are deeply subordinated, perpetual and callable by us no earlier than 2018 and in certain other circumstances with FINMA approval. Interest, which is payable on the USD 1.725 billion and the USD 1.72 billion new Tier 1 Capital Notes at a fixed rate of 9.5% and on the CHF 2.5 billion new Tier 1 Capital Notes at a fixed rate of 9.0%, will reset after the first call date. Interest payments will generally be discretionary (unless triggered), subject to suspension in certain circumstances and non-cumulative.
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

EXTERNAL Audit
> Refer to “Audit Committee” in Board committees for further information on the responsibilities of the audit committee.
External audit forms an integral part of the Group’s corporate governance framework and plays a key role by providing an independent assessment of our operations and internal controls.
The AGM elects the external auditors annually. Our statutory auditor is KPMG AG (KPMG), Badenerstrasse 172, 8004 Zurich, Switzerland. The mandate was first given to KPMG for the business year 1989/1990. The lead audit partners are subject to periodic rotation requirements. The lead Group engagement partners are Anthony Anzevino, Global Lead Partner (since 2012) and Nicholas Edmonds, Group Engagement Partner (since 2016).
In addition, we have mandated BDO AG, Fabrikstrasse 50, 8031 Zurich, Switzerland, as special auditor for the purposes of issuing the legally required report for capital increases in accordance with Article 652f of the Swiss Code of Obligations, mainly relating to the valuation of companies in consideration of the qualified capital increases involving contributions in kind.
Audit committee pre-approval policy
The Audit Committee monitors and pre-approves the fees to be paid to KPMG for its services. It has developed and approved a policy on the engagement of public accounting firms that is designed to help ensure that the independence of the external auditor is maintained at all times.
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
Fees paid to external auditors
in	2016	2015	% change
Fees paid to external auditors (CHF million)
Audit services [1]	48.8	45.3	8
Audit-related services [2]	5.5	10.0	(45)
Tax services [3]	1.9	2.2	(14)
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

KPMG attends all meetings of the Audit Committee and reports on the findings of its audit and/or interim review work. The Audit Committee reviews KPMG’s audit plan on an annual basis and evaluates the performance of KPMG and its senior representatives in fulfilling their responsibilities. Moreover, the Audit Committee recommends to the Board the appointment or replacement of the external auditor, subject to shareholder approval as required by Swiss law.
KPMG provides a report as to its independence to the Audit Committee at least once a year. In accordance with our pre-approval policy and as in prior years, all KPMG non-audit services provided in 2016 were pre-approved. KPMG is required to report to the Audit Committee periodically regarding the extent of services provided by KPMG and the fees for the services performed as of that date.

Additional information
Complying with rules and regulations
We fully adhere to the principles set out in the Swiss Code of Best Practice for Corporate Governance, dated August 28, 2014, including its appendix stipulating recommendations on the process for setting compensation for the Board and the Executive Board.
In connection with our primary listing on the SIX, we are subject to the SIX Directive on Information Relating to Corporate Governance, dated January 1, 2016. Our shares are also listed on the NYSE in the form of >>>ADS and certain of the Group’s exchange traded notes are listed on Nasdaq. As a result, we are subject to certain US rules and regulations. We adhere to the NYSE’s and Nasdaq’s corporate governance listing standards (NYSE and Nasdaq standards), with a few exceptions where the rules are not applicable to foreign private issuers.
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
– Independence of nominating and corporate governance committee: NYSE and Nasdaq standards require that all members of the nominating and corporate governance committee be independent. The Group’s Chairman’s and Governance Committee is currently composed entirely of independent members, but according to its charter, may include non-independent members.
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
– Executive sessions: NYSE and Nasdaq standards require the board of directors to meet regularly in executive sessions composed solely of independent directors. Our Board meets regularly in executive sessions comprised of all directors, including any directors determined to be not independent. If any item discussed at the meeting raises a conflict of interest for any of our directors, however, such director does not participate in the related decision making. The Board does not include any directors who are also members of management.
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
Fees and charges for holders of ADS
In November 2016, after a competitive bid process, the Group entered into an amended and restated deposit agreement with The Bank of New York Mellon as depositary for the ADS (Depositary), replacing the previous depositary. In accordance with the terms of the deposit agreement, the Depositary may charge holders of our ADS, either directly or indirectly, fees or charges up to the amounts described below.
The Depositary collects its fees and related expenses for the delivery and surrender of ADS directly from investors depositing or surrendering ADS for the purpose of withdrawal or from intermediaries acting for them. The Depositary collects fees and expenses for making distributions to holders by deducting those fees and expenses from the amounts distributed or by selling a portion of distributable property to pay the fees and expenses. The Depositary may generally refuse to provide fees and expenses until its fees for those services are paid.
Fees and charges for holders of ADS
Fees
USD 5 (or less) per 100 ADS (or portion thereof)	For the issuance of ADS, including issuances resulting from a distribution of shares, share dividends, share splits and other property; for ADS issued upon the exercise of rights; and for the surrender of ADS for cancellation and withdrawal of shares.
USD 0.05 (or less) per ADS	For any distribution of cash to ADS registered holders, including upon the sale of rights or other entitlements.
Registration or transfer fees	For the transfer and registration of shares on our share register to or from the name of the Depositary or its agent when the holder deposits or withdraws shares.
Charges
Expenses of the Depositary	For cable and facsimile transmissions (when expressly provided in the deposit agreement); and for converting foreign currency to US dollars.
Taxes and other governmental charges	Paid, as necessary, to the Depositary or the custodian who pays certain charges on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or applicable interest or penalty thereon.
Other charges	Paid, as necessary, to the Depositary or its agents for servicing the deposited shares.
Amounts paid by the Depositary to the Group
In 2016, in accordance with the Group’s previous deposit agreement and amended and restated deposit agreement, the respective entities acting as depositary under these agreements made payments to the Group in an aggregated amount of USD 1.1 million, including for the reimbursement of expenses relating to its ADS program. The respective depositaries have also contractually agreed to provide certain ADS program-related services free of charge.
Under certain circumstances, including removal of the Depositary or termination of the ADS program by the Group, the Group is required to repay certain amounts paid to the Group and to compensate the Depositary for payments made or services provided on behalf of the Group.

Compensation
Dear shareholders
As the Chairman of the Compensation Committee of the Board (Compensation Committee), I am pleased to present to you the 2016 Compensation Report. Let me briefly highlight some of the focus areas of the Compensation Committee in 2016, the main compensation decisions related to variable incentive compensation awarded for the 2016 financial year, as well as the resolutions which we will submit for binding shareholder votes at this year’s AGM.
Key developments
During the first full year of our three-year strategic plan announced in October 2015, the Compensation Committee closely monitored the progress of the implementation of the Group’s strategy, assessed the performance of the Group and divisions against pre-defined objectives and determined the appropriate levels of compensation for our employees in light of the operating results and market environment.
In the first quarter of 2016, the investment banking businesses, namely Global Markets and Investment Banking & Capital Markets, experienced key employee retention issues which resulted from the substantial reductions in their respective variable compensation pools that reflected the disappointing financial performance in 2015. Consequently, the Board of Directors (Board) approved special retention awards which enabled senior management to retain critical staff on a selective basis and to prevent harmful departures during a period of restructuring.
Based on this experience, the Compensation Committee acknowledged that 2016 was an important transition year which involved significant restructuring and re-organization efforts amid challenging market conditions and related uncertainties. Further, in order to remain competitive in the market during periods of transition, a differentiated approach to determining compensation was required. In particular, for divisions engaged in significant investment in building a client-centric operation such as Investment Banking & Capital Markets and Asia Pacific, as well as for Global Markets as a division undergoing substantial restructuring, the variable compensation pools for 2016 were set to ensure that employees who met their performance targets could be compensated in line with the market in order to retain key talent and, in the best interest of shareholders, maintain momentum for the continued execution of the Group’s strategy in 2017 and 2018. Overall, the Compensation Committee recognized that the strategy was executed with discipline throughout the Group’s organization and that important milestones in terms of cost reduction, reduced risk profile and strengthened capital base were met or surpassed in 2016.
In addition, the Compensation Committee carefully monitored the continued progress of the Group in considering risk and control in connection with performance reviews and the compensation process. Under the enhanced compensation and risk framework which was introduced in 2016, all divisions were assessed against pre-defined risk measures. Based on the consolidated findings the Compensation Committee applied upward as well as downward adjustments to select divisional variable compensation pools. These adjustments were communicated within the respective divisions to reiterate the correlation between risk and control considerations and pay.
2016 Compensation decisions
Group compensation
The Compensation Committee acknowledged that the 2016 financial results reflected a year of significant transition and that the reported pre-tax loss of CHF 2,266 million included a provision in the fourth quarter of approximately USD 2 billion relating to the settlement with the United States Department of Justice (DOJ). Nevertheless, the businesses made strong progress in achieving their strategic objectives, including reducing their cost base and increasing market share in key client and product segments. For 2016, the Board approved the Compensation Committee’s proposal to award total Group variable incentive compensation of CHF 3,093 million. The increase of 6% compared to 2015 reflected the impact of strategic hiring in high growth business areas as well as the previously mentioned market adjustments to particular divisional pools. Total compensation awarded for 2016 increased slightly compared to the previous year, and total compensation expense was 8% lower compared to the previous year, largely due to lower levels of deferred compensation that vested in 2016.
Of the total variable incentive compensation awarded across the Group, 44% was deferred, compared to 43% in 2015.
Executive Board compensation
To align our Executive Board compensation with the new strategy, a revised compensation structure as outlined in the 2015 Compensation Report was approved and fully implemented in 2016. Accordingly, variable incentive compensation is awarded as Short-Term Incentive (STI) and Long-Term Incentive (LTI) opportunities.
The 2016 STI awards were fully dependent on the performance for the 2016 financial year. Payout levels were determined by quantitative criteria (70% weighting) and qualitative performance objectives (30% weighting). With respect to the quantitative performance criteria the Board approved explicit targets for 2016 with “Threshold”, “Target” and “Maximum” performance levels, corresponding to payouts of 25%, 80% and 100%, respectively. Accordingly, achieving the target performance level would result in a payout of 80% of the maximum opportunity, whereas there would be no payout for actual performance below the respective threshold level. The section “Executive Board Compensation” of this report provides further details regarding the performance assessment against quantitative and qualitative criteria which formed the basis for the 2016 STI award recommendations.

The Board’s proposal to shareholders is to deliver the 2016 STI awards in the form of 50% immediate cash and 50% deferred cash vesting on the third anniversary of the grant date.
In addition to the 2016 STI awards and subject to the approval of shareholders, we intend to grant 2017 LTI awards contingent upon performance targets that are pre-determined for the three-year period from the beginning of 2017 to the end of 2019. These awards will be delivered in the form of shares in three equal tranches on the third, fourth and fifth anniversary of the grant date.
Board of Directors compensation
Consistent with the past several years, compensation of the Board of Directors continues to be based on a fixed fee structure, with pre-defined fees for Board membership, committee membership and chairing a committee. The fee amounts are set at levels comparable to other leading Swiss companies and global financial services firms and, in line with industry practice, are not linked to the financial performance of the Group. The fee structure for members of the Board remained unchanged compared to the previous year, with the exception of the chair fees for the Audit Committee and Risk Committee Chairmen, which have been adjusted downward to better reflect market levels for these roles. Furthermore, the Chairman proposed to voluntarily waive 50% of his chair fee of CHF 1.5 million for the period from the 2016 AGM to the 2017 AGM, and this proposal was approved by the Board.
Annual General Meeting of Shareholders 2017
In line with the Swiss Ordinance Against Excessive Compensation with respect to Listed Stock Corporations (Compensation Ordinance) and the Group’s Articles of Association (AoA), the compensation of the Executive Board and the Board will be submitted for binding shareholder votes at the 2017 Annual General Meeting of Shareholders (AGM). Accordingly, shareholders will be asked to approve:
– Executive Board aggregate variable STI compensation for the 2016 financial year (retrospective vote)
– Maximum aggregate fixed compensation for the Executive Board for the period 2017 AGM to 2018 AGM (prospective vote)
– Maximum aggregate amount of 2017 LTI compensation to be awarded to members of the Executive Board subject to performance measurement over the three year period from 2017 to 2019, followed by two years of phased vesting and delivery in three installments on the respective third, fourth and fifth anniversaries of the grant date (prospective vote)
– Maximum aggregate compensation for the Board for the period 2017 AGM to 2018 AGM (prospective vote)
The actual fixed compensation paid to the Board and the Executive Board for the period 2016 AGM to 2017 AGM as well as the 2016 LTI compensation granted to members of the Executive Board was within the maximum amounts approved by the shareholders at last year’s AGM.
We will continue to submit the entire Compensation Report for a consultative vote as was our practice in the past.
The Compensation Committee is satisfied that this Compensation Report reflects the review process and determination of compensation for 2016. This Compensation Report is in line with the specific remuneration disclosure requirements issued by the Swiss Financial Market Supervisory Authority FINMA (FINMA). In the context of compensation for the Board and the Executive Board, the Compensation Report is in compliance with the respective provisions of the Compensation Ordinance, as confirmed by our auditors KPMG. The activities of the Compensation Committee were executed in accordance with its mandate under the Credit Suisse Organizational Guidelines and Regulations and the Compensation Committee charter.
On behalf of the Compensation Committee, I would like to thank you for your support and feedback, which we will continue to solicit in the context of reviewing and refining our compensation practices to ensure both full compliance with all regulatory requirements as well as alignment with the interests of our shareholders.
Jean Lanier
Chairman of the Compensation Committee
Member of the Board of Directors
March 2017

Report of the Statutory Auditor
Report of the Statutory AuditorReport of the Statutory Auditor to the General Meeting of Shareholders of Credit Suisse Group AG, ZurichWe have audited the accompanying compensation report dated March 24, 2017 of Credit Suisse Group AG (the “Group”) for the year ended December 31, 2016. The audit was limited to the information according to articles 14-16 of the Ordinance against Excessive Compensation in Stock Exchange Listed Companies (the “Ordinance”) contained in the sections marked with (audited) on pages 236 to 248 of the compensation report.Responsibility of the Board of DirectorsThe Board of Directors is responsible for the preparation and overall fair presentation of the compensation report in accordance with Swiss law and the Ordinance. The Board of Directors is also responsible for designing the compensation system and defining individual compensation packages. Auditor’s ResponsibilityOur responsibility is to express an opinion on the accompanying compensation report. We conducted our audit in accordance with Swiss Auditing Standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the compensation report complies with Swiss law and articles 14 16 of the Ordinance.An audit involves performing procedures to obtain audit evidence on the disclosures made in the compensation report with regard to compensation, loans and credits in accordance with articles 14 16 of the Ordinance. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatements in the compensation report, whether due to fraud or error. This audit also includes evaluating the reasonableness of the methods applied to value components of compensation, as well as assessing the overall presentation of the compensation report.We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.OpinionIn our opinion, the Compensation report for the year ended December 31, 2016 of the Group complies with Swiss law and articles 14-16 of the Ordinance.KPMG AGNicholas EdmondsRalph DichtLicensed Audit ExpertLicensed Audit ExpertAuditor in ChargeZurich, SwitzerlandMarch 24, 2017

Group compensation
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
The compensation policy applies to all employees and compensation plans of the Group. It contains a detailed description of the Group’s compensation principles and objectives as well as the compensation programs. It also sets out the standards and processes relating to the development, management, implementation and governance of compensation. The compensation policy adheres to the compensation principles set out by the Group’s regulator in Switzerland, the >>>FINMA, as well as the regulators in other jurisdictions in which the Group operates.
The compensation policy is reviewed regularly and endorsed by the independent Compensation Committee. The compensation policy, as well as periodic updates and revisions, is approved by the Board. The compensation policy is accessible to all employees and is published at www.credit-suisse.com/compensation.
Compensation Committee
The Compensation Committee is the supervisory and governing body for compensation policies, practices and plans. It is responsible for determining, reviewing and proposing compensation for the Group and Executive Board for approval by the Board. In accordance with the Swiss Ordinance Against Excessive Compensation with respect to Listed Corporations (Compensation Ordinance) and the Articles of Association (AoA), the shareholders vote annually to approve the compensation of the Board and the Executive Board based on the proposals set forth by the Board. The Compensation Committee consists of at least three members of the Board, all of whom must be independent. The current members are Jean Lanier (chairman), Iris Bohnet, Andreas N. Koopmann and Kai S. Nargolwala. The Board has applied the independence criteria of the Swiss Code of Best Practice for Corporate Governance and the FINMA, and the rules of the New York Stock Exchange (NYSE) and the Nasdaq Stock Market (Nasdaq), in determining that all of these individuals are independent.
> Refer to “Independence” in Corporate Governance – Board of Directors for more information on how the Group determines the independence of its Board members.
Advisers to the Compensation Committee
The Compensation Committee is authorized to retain outside advisers, at the Group’s expense, for the purposes of providing guidance to the Compensation Committee as it carries out its responsibilities. McLagan, a management consulting firm specializing in the benchmarking of performance and reward data for the financial services industry, assists the Compensation Committee in ensuring that the Group’s compensation program remains competitive, responsive to regulatory developments and in line with the compensation policy. McLagan has appointed a senior consultant to advise the Compensation Committee. This individual does not provide other services to the Group other than assisting the Compensation Committee. Prior to appointment, the Compensation Committee conducted an independence assessment of this advisor pursuant to the rules of the US Securities and Exchange Commission (SEC) and the listing standards of the NYSE and the Nasdaq.
Compensation Committee meetings and annual performance review
The Chairman of the Board (Chairman) and the Chief Executive Officer (CEO) may attend the Compensation Committee meetings, and the Compensation Committee chairman determines the attendance of other Board members, Executive Board members, senior management, compensation advisers and external legal counsel, as appropriate. The Chairman, CEO and senior management do not participate in discussions which relate to their own compensation.
In February of each year, the Compensation Committee meets, with the Chairman and the CEO present, for the primary purpose of reviewing the performance of the Group, the businesses and their respective management teams for the previous year. This provides the basis for a recommendation of the overall variable incentive compensation pools (pools) for the business divisions and corporate functions for approval by the Board. During its annual performance review, the Compensation Committee considers input from the chairmen of the Risk and Audit Committees, who may also attend the Compensation Committee meeting in February. The Risk Committee provides input to the Compensation Committee with respect to risk considerations and the Audit Committee provides input with respect to internal control considerations. The Compensation Committee approves the compensation for the Head of Internal Audit after consulting with the Audit Committee chairman.
The Compensation Committee also considers input from the Group’s internal control functions. Specifically this includes contributions from Risk Management, Compliance and Regulatory Affairs, and Internal Audit, regarding control and compliance issues and any breaches of relevant rules and regulations or the Group’s Code of Conduct. The Compensation Committee reviews the impact on the recommended amount of variable incentive compensation with respect to individuals who have been subject to the Group’s disciplinary processes.

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
During 2016, the Compensation Committee held 10 meetings (including telephone conferences), with the following focus areas:
– implementation of the new compensation model for Executive Board members as communicated in the 2015 Compensation Report, including review of the delivery and amount of compensation for Executive Board members in light of the Group’s performance, market pay and practices and feedback from shareholders and proxy advisors;
– review and refinement of the performance metrics for the 2017 Executive Board long term incentive (LTI) awards, reflecting shareholder feedback;
– assessment of the Group’s performance and determination of compensation pools, including detailed review of competitor benchmarking information for the investment banking businesses and approval of a special retention program for those businesses in 2016;
– review of the approach to compensation and market practices for the asset management businesses;
– review of input from the Group’s control functions relevant to the compensation process under the enhanced compensation and risk framework, in line with regulatory guidance;
– review of the disciplinary process, including the governance of the new Conduct and Ethics Boards, and its link to performance assessment and compensation determination, as well as the application of malus provisions;
– review of fee levels for members of the Board, in particular for members of the Group’s subsidiary boards, taking into account feedback from shareholders and proxy advisers; and
– monitoring of global regulatory and market trends with respect to compensation at financial institutions and assessing the obligations imposed by the Compensation Ordinance.
The Compensation Committee chairman maintains an active dialogue with the Group’s principal regulators about compensation governance and plans. In addition, he engages with shareholders and their representatives regarding the compensation policy and plans.
Approval authority
The approval authorities for setting compensation policy and compensation for different groups of employees are defined in the Group’s Organizational Guidelines and Regulations (OGR) and the Compensation Committee charter available at www.credit-suisse.com/governance.
Board approval, based on the recommendation of the Compensation Committee, is required to:
– establish or amend the Group’s compensation policy;
– establish or amend the compensation plans;
– determine the pools for the Group and divisions;
– determine compensation for the Executive Board members, including the CEO, subject to the shareholder approval requirement pursuant to the Compensation Ordinance and the AoA; and
– determine compensation of the Board, including the Chairman, subject to the shareholder approval requirement pursuant to the Compensation Ordinance and the AoA.
Compensation Committee approval is required for compensation decisions with respect to:
– the Head of Internal Audit (in consultation with the Audit Committee chairman);
– MRTC; and
– other selected members of management.
Impact of regulation on compensation
Many of the Group’s regulators, including FINMA, focus on compensation. Guidance on FINMA practice is primarily set out in FINMA’s Circular on Remuneration Schemes (Circular). Additionally, several regulators, including those in the US, the EU and the UK, impose requirements that differ from, or supplement, the FINMA requirements. Therefore, the Group’s plans comply globally with the Circular and, to the extent local requirements differ from or supplement those standards, plans are adapted locally in the relevant jurisdiction. This generally results in additional terms, conditions and processes being implemented in the relevant locations. The Group continuously monitors regulatory and legislative developments in all applicable jurisdictions, as well as industry best practices in compensation and guidance issued by various regulatory bodies.
Determination of variable incentive compensation pools
In determining the pools, the Compensation Committee aims to balance the distribution of the Group’s profits between shareholders and employees. The methodology to determine the Group and divisional pools takes into account economic contribution, key performance metrics and certain non-financial criteria, including risk and control, compliance and ethical considerations and relative performance compared to peers, as well as the market positioning and trends and the regulatory environment.
Economic contribution is the primary driver and is measured at both the Group and divisional levels as income before taxes and variable incentive compensation expense, after deducting a capital usage charge that is calculated based on regulatory capital. For 2016, regulatory capital for compensation purposes was defined for each division as the higher of 10% of average divisional >>>Basel III >>>risk-weighted assets and 3.5% of average divisional leverage exposure. This measure of economic contribution considers the profitability of the divisions and the Group and the capital utilized to achieve this profitability. The Compensation Committee intends to achieve a more balanced distribution of economic contribution between employees and shareholders over the long term, subject to Group performance and market conditions. Regulatory capital is defined for the Group as the sum of its divisional components. For economic contribution, the Group and divisional results exclude major litigation provisions and settlements, gains/losses on business sales, real estate gains, restructuring expenses and other significant items as approved by the Compensation Committee.
The pools are determined on an annual basis, with accruals made throughout the year. The Compensation Committee regularly reviews the accruals and related financial information and applies adjustments in exceptional circumstances to ensure that the overall size of the pools is consistent with the Group’s compensation objectives, protects the franchise and supports the Group’s strategic objectives of delivering stable and profitable returns while growing the core businesses.
When determining the compensation pools for 2016, the Compensation Committee reflected on the significant reductions to the Global Markets and Investment Banking & Capital Markets divisional pools for 2015, following the disappointing performance of the investment banking businesses in 2015. These reductions resulted in serious retention issues in Global Markets and Investment Banking & Capital Markets in the first quarter of 2016, which led the Board to approve special retention awards to prevent harmful departures of critical staff. Based on this experience, the Compensation Committee carefully considered the Group’s market positioning and trends in 2015, as well as those expected in 2016. It was agreed that for divisions engaged in significant investment for the purposes of building and expanding a client-centric approach, as well as lines of businesses undergoing substantial restructuring, market positioning and trends would play a key role in the determination of variable incentive compensation. For these divisions, the 2016 pools were set to ensure that employees who met their performance targets could be compensated in line with the market in order to retain key talent and, in the best interest of shareholders, maintain momentum for the continued execution of the Group’s strategy in 2017 and 2018. Overall, the Compensation Committee recognized in setting the variable compensation pools for 2016, that the strategy was executed with discipline throughout the Group and that important milestones relating to cost reduction, reduced risk profile, and strengthened capital base were met or surpassed in 2016.
The total amount of the pool for employees working in corporate functions is not linked to the performance of the particular divisions that employees of the corporate functions support or oversee, but takes into account factors such as the Group-wide financial performance, the performance of the individual functions both in terms of achievements and qualitative measures as well as market positioning and trends. Therefore, employees working in the corporate functions, and in particular those performing control functions, are remunerated independently from the performance of the businesses they support or oversee. As with the business divisions, the pool assessment process for corporate functions takes into account risk, control, compliance with policies and regulations, ethical considerations and relative performance compared to peers, as well as the market and regulatory environment. After the pool has been determined for the corporate functions, a deduction is applied to the pool of each business division, following a consistent allocation approach based on consumption of resources, to fund the pool for the employees of the corporate functions.
Based on collective feedback from the control functions, adjustments may be applied to the divisional pool amounts. Once the pools have been set at the Group and divisional levels, each business division allocates its pool to its business areas, based on the same or similar factors as used to determine the divisional pool. Capital usage and risk are factored into the pools as they are allocated within business areas. This process helps to emphasize to business area managers that capital usage is a significant factor in determining the pool for the business area under their responsibility. The pools are allocated to line managers who award variable incentive compensation on a discretionary basis to employees based on individual and business area performance, subject to the constraints of the pool size.
Competitive benchmarking
The assessment of the economic and competitive environment is another important element of the compensation process as the Group strives for market-informed, competitive compensation levels. Internal expertise and the services of compensation consulting firms are used to benchmark compensation levels against relevant peers, taking into account geographical variations. The Compensation Committee is provided with regular reports from an independent compensation adviser, McLagan, on industry and market trends, including competitor performance and pay trends. The peers considered for the purposes of Group peer benchmarking are Bank of America, Barclays, Citigroup, Deutsche Bank, Goldman Sachs, JPMorgan Chase, Morgan Stanley and UBS. Specific benchmarking may include other peers, depending on the business area or geographic location, as appropriate.
> Refer to “2017 Long-Term Incentive (LTI) awards” in Executive Board Compensation – Type of awards in 2017 for the list of 18 peers used specifically for determining Relative Total Shareholder Return.
Focus on risk and control
Risk and control considerations are an integral part of the performance assessment and compensation processes. This ensures that the Group’s approach to compensation includes a focus on risk and internal control matters and discourages excessive risk taking. The Group’s control functions are independent from the business divisions and include Internal Audit, Compliance and Regulatory Affairs, Risk Management, Finance, and Human Resources, Communications and Branding.
Role of control functions and the new Conduct and Ethics Boards
As part of the process for determining the variable incentive compensation pool levels, senior management of the control functions provide the Compensation Committee with comprehensive feedback on regulatory, audit, disciplinary and risk-related issues or trends across the Group, relevant to the assessment of the Group’s risk and control culture.
In 2016, an enhanced compensation and risk framework was introduced to supplement the existing measures that incorporate risk and control criteria into the determination of pool levels. Under the enhanced framework, the divisions are assessed against risk and conduct measures for the year, and the consolidated findings are presented to the Compensation Committee and the CEO. Based on these assessments, the Compensation Committee may approve adjustments to the divisional pool levels as proposed by the CEO.
Aside from risk considerations, disciplinary events may also impact compensation decisions. In 2016, Conduct and Ethics Boards (CEBs) were established at the Group level, for the control functions overall, as well as within each business division, replacing the former regional Disciplinary Review Committees. The CEBs review all disciplinary events and decide on disciplinary sanctions proposed by the recommendation teams, which include representatives from the control functions. The Group CEB meets on a quarterly basis to ensure that sanctions applied are in line with the Group’s risk appetite, market practice and regulatory requirements.
Covered Employees (including Material Risk Takers and Controllers)
Material Risk Takers and Controllers
MRTC include employees who, either individually or as part of a group, by virtue of their level of responsibility or authority, are considered capable of causing a potentially material impact on the Group’s risk profile. The criteria for classifying individuals as MRTC for the Group are approved by the Board upon recommendation by the Compensation and Risk Committees.
Employees meeting one or more of the following criteria are identified as MRTC:
– members of the Executive Board;
– employees who report directly to a member of the Executive Board: i) in the business divisions, these include employees responsible for managing significant lines of business of the Group and members of divisional management committees; and ii) in Internal Audit, Finance, Risk Management, General Counsel, Compliance and Regulatory Affairs, and Human Resources, Communications & Branding, these include senior control personnel who are responsible for monitoring individuals or groups of individuals who manage material amounts of risk for the Group;
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
– all UK managing directors and other employees who, based on the significance of their functions in the UK and the potential impact of their risk-taking activities for the Group’s UK entities, meet the “PRA Code Staff” definition of the Group’s UK regulator, the Prudential Regulation Authority (PRA); and
– other individuals, whose roles either individually or as part of a group, have been identified as having a potential impact on the market, reputational or operational risk of the Group.
In 2016, two additional subsets of the UK PRA Code Staff population were introduced by the PRA, namely “risk managers” and “senior managers”. Risk managers are individuals identified as having responsibility for managing or supervising risk-taking or significant risk functions for the Group’s UK entities. Senior managers are individuals who retain the greatest influence over the strategic direction of the Group’s UK business, and who also perform one or more of the PRA and UK Financial Conduct Authority’s designated senior management functions and “prescribed responsibilities” for the relevant UK entities. Deferred awards granted to individuals classified as risk managers and senior managers are subject to longer vesting periods than other employees, and all variable compensation awarded to senior managers is subject to clawback over a longer period than other employees classified as PRA Code Staff.
Compensation process for Covered Employees
A broader group of employees collectively known as Covered Employees are also subject to the heightened levels of scrutiny over the alignment of their performance and compensation that apply to MRTCs. This population includes all MRTC and all US-based revenue producers in the Global Markets and Investment Banking & Capital Markets divisions, and any other employees identified by specific regulators or regulatory requirements.
Covered Employees and their managers are required to define role-specific risk objectives and to incorporate risk considerations in their performance evaluations when setting variable incentive compensation. The types of risk considered vary by role and include reputational, credit, market, operational, liquidity, and legal and compliance risks. Risk is assessed in the context of both realized and potential risk outcomes.
Malus provisions
All deferred compensation awards granted contain provisions that enable the Group to reduce or cancel the awards prior to settlement if the participant engages in certain detrimental conduct (“malus”). Consistent with previous years, deferred awards granted for 2016 enable the Group to reduce or cancel the awards prior to settlement if the conduct of the holder:
– constitutes impermissible disclosure or misuse of Group information, or willful engagement in conduct that is materially detrimental to an interest of the Group;
– evidences serious misbehavior or serious error;
– causes, could cause, or could have caused the Group or any Credit Suisse division or region to suffer a significant downturn in financial performance or regulatory capital base;
– constitutes a significant failure of risk management; or

– is reviewed by the Group’s disciplinary conduct, ethics or similar committee or body.
Malus provisions were enforced during the course of 2016.
Performance share awards contain further provisions that can result in a downward adjustment or cancellation of the full balance of deferred awards in the event of future negative business performance. These additional provisions can apply regardless of whether the individual employee in question contributed to that performance.
> Refer to “Compensation design” for further information on deferred compensation.
> Refer to “Performance share awards” in Compensation design – Deferred variable incentive compensation instruments for details of these awards and the performance-based conditions and to the table “Potential downward adjustments of performance share and STI awards” for specific downward adjustments that may be applied.
Clawback provisions
While malus provisions referenced above only affect deferred awards prior to settlement, regulations enacted by the PRA require additional “clawback” provisions enabling the Group, subject to conditions, to claim back variable incentive compensation even after vesting and distribution to PRA Code Staff.
The clawback provision applies to all variable incentive compensation (including deferred and non-deferred items such as the cash component of variable incentive compensation) granted to PRA Code Staff. The clawback may be enforced by the Group at any time up to seven years from the grant date of the variable incentive compensation (or such longer period, as may be required by applicable law) in the event that:
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
For PRA Code Staff in jurisdictions other than the UK, the Group will, as circumstances deem necessary, pursue the application of the above clawback provisions to the extent permitted under local laws. Variable incentive compensation awards granted to employees regulated by the Bank of Italy contain similar clawback provisions.
Compensation design
The Group’s total compensation approach includes fixed and variable incentive compensation. Fixed compensation includes base salary, which reflects seniority, experience, skills and market practice, and role-based allowances for certain employees. Variable incentive compensation is awarded annually based on the assessment and decision of the Board, and is dependent on Group, divisional and individual performance. The percentage mix between fixed and variable incentive compensation varies according to the employee’s seniority, business, conditions in the labor market and regulatory requirements.
Variable incentive compensation for 2016 was awarded primarily in the form of cash, share-based awards and Contingent Capital Awards (CCA). Share-based awards and CCA are deferred variable incentive compensation instruments that vest and settle in the future as described further below.

Base salaries
All employees are paid a base salary. Salary levels are based on the skills, qualifications and relevant experience of the individual, the responsibilities required by the role and external market factors.
Role-based allowances
Role-based allowances are a component of fixed compensation awarded to certain PRA Code Staff and other employees identified as risk-takers under EU regulatory requirements. These role-based allowances are determined based on the role and organizational responsibility of the individuals. Subject to certain conditions, role-based allowances are deemed to be fixed compensation for the purposes of calculating the cap of variable incentive compensation as required by the Capital Requirements Directive IV and Capital Requirements Regulation (CRD IV). Role-based allowances for 2016 were paid entirely in cash on a non-deferred basis.
Variable incentive compensation and deferral rates
For 2016, variable incentive compensation was paid in cash unless the total compensation awarded to an employee for 2016 was greater than or equal to CHF 250,000 or the local currency equivalent or USD 250,000 for employees whose total compensation is denominated in US dollars, in which case a portion was paid in cash and the balance was deferred, vesting at a later date.
The deferred portion was defined by a deferral table whereby the portion of deferred compensation increased with higher levels of total compensation. To enable closer alignment with market practice and local variations, two deferral tables have been applied since 2015: one for the Americas and another for the rest of the world. For 2016, the deferral rates ranged from 17.5% to 60% of variable incentive compensation for employees located in the Americas, and 17.5% to 85% of variable incentive compensation for employees located elsewhere. Consistent with 2015, the amount of variable incentive compensation paid in cash for 2016 was capped at CHF 2 million or the local currency equivalent (or USD 2 million for employees whose total compensation is denominated in US dollars) per employee. For 2016, 43,412 employees received variable incentive compensation, representing 92% of total employees, of which 939 were classified as MRTC.
> Refer to the table “Number of employees awarded variable incentive and other compensation” for further information.
Cash
Generally, employees receive the cash portion of their variable incentive compensation at a regular payroll settlement date close to the grant date.
Commissions
The Group also pays commissions to employees operating in specific areas of the business, in line with market practice. These commissions are calculated based on formulas, and are reviewed regularly to ensure that they remain at competitive levels.
Blocked share awards
To comply with CRD IV requirements, employees who hold key roles in respect of certain Group subsidiaries in the EU receive shares that are subject to restrictions for 50% of the amount that would have been paid to them as cash. These shares are vested at the time of grant but remain blocked, that is, subject to transfer restrictions, for six months to three years from the date of grant, depending on jurisdiction.

Deferred variable incentive compensation instruments
Share awards
Each share award entitles the holder of the award to receive one Group share at the delivery date. Share awards are designed to align the interests of employees and shareholders, as well as comply with the expectations of regulators that a substantial portion of variable incentive compensation should be granted in this form.
Share awards vest over three years with one third of the award vesting on each of the three anniversaries of the grant date (ratable vesting), with the exception of awards granted to individuals classified as risk managers and senior managers under the UK PRA Remuneration Code. Share awards granted to risk managers vest over five years with one fifth of the award vesting on each of the five anniversaries of the grant date, while share awards granted to senior managers vest over five years commencing on the third anniversary of the grant date, with one fifth of the award vesting on each of the third to seventh anniversaries of the grant date. The number of share awards granted for 2016 was determined by dividing the value of the deferred component of the variable incentive compensation to be granted as share awards by the applicable share price of CHF 15.32, based on the average of the last 10 trading days in February, according to the timing and methodology as approved by the Compensation Committee at the beginning of February 2017. The final value of the share awards is solely dependent on the share price at the time of delivery (settlement). While share awards granted between January 1, 2014 and December 31, 2015 do not include the right to receive dividend equivalents, share awards granted after January 1, 2016 include the right to receive dividend equivalents upon vesting. This change in approach is aligned with market practice and ensures that deferred share awards granted to employees carry the same rights and are priced in the same manner as actual Credit Suisse Group AG registered shares. A total of 7,042 employees were granted share awards for 2016.
Performance share awards
Performance share awards are similar to share awards, except that the full balance of outstanding performance share awards, including those awarded in prior years, are subject to performance conditions. Performance share awards granted for 2016 are subject to a negative adjustment in the event of a divisional loss by the division in which the employees worked as of December 31, 2016, or a negative return on equity (ROE) of the Group, whichever results in a larger adjustment. For employees in the corporate functions and the Strategic Resolution Unit, the negative adjustment only applies in the event of a negative ROE of the Group and is not linked to the performance of the divisions. The basis for the ROE calculation is determined by the Compensation Committee for the year in which the performance shares are granted and may vary from year to year. For 2016, the calculation was based on adjusted results, which the Compensation Committee considered the most accurate reflection of the operating performance of the businesses. Adjusted results are non-GAAP financial measures that exclude goodwill impairment, real estate transactions, business sales, restructuring expenses, and major litigation provisions. Outstanding performance share awards granted in previous years until 2015 were subject to a negative adjustment in the event of a negative strategic ROE of the Group. However, following the change in the Group’s financial reporting structure, strategic ROE is no longer calculated for performance share awards granted until 2015, and consequently any negative adjustment to them is subject to the discretion of the Compensation Committee. There were no negative adjustments applied to the performance share awards vesting in 2017, given the positive adjusted divisional results and positive adjusted ROE of the Group for 2016.
> Refer to “Reconciliation of adjusted results” in II – Operating and financial review – Credit Suisse for further information.
The amount of the potential negative adjustment for a loss at the divisional level, which is applicable to all outstanding performance share awards (including the STI awards of Executive Board members who lead business divisions), is shown in the following table.
Potential downward adjustments of performance share and STI awards
Downward adjustment if division incurs a loss
Division pre-tax loss (in CHF billion)	Adjustment on award balance (in %)
(1.00)	(15)
(2.00)	(30)
(3.00)	(45)
(4.00)	(60)
(5.00)	(75)
(6.00)	(90)
(6.67)	(100)
As in the case of share awards, performance share awards granted between January 1, 2014 and December 31, 2015 do not include the right to receive dividend equivalents, while performance share awards granted after January 1, 2016 include the right to receive dividend equivalents upon vesting. A total of 1,795 employees were granted performance share awards for 2016. Managing directors and almost all employees classified as MRTC received at least 50% of their deferred variable incentive compensation in the form of performance share awards.
Contingent Capital Awards (CCA)
CCA are a form of deferred award that have rights and risks similar to those of certain contingent capital instruments issued by the Group in the market, such as the high-trigger contingent convertible capital instruments. CCA are scheduled to vest on the third anniversary of the grant date, other than CCA granted to individuals classified as risk managers or senior managers under the UK PRA Remuneration Code, where CCA vest on the fifth and seventh anniversaries of the grant date, respectively. CCA are expensed over the vesting period. However, because CCA qualify as going-concern loss-absorbing capital of the Group, the timing and form of distribution upon settlement is subject to approval by

FINMA. Prior to settlement, CCA provide a conditional right to receive semi-annual cash payments of interest equivalents. The rates depend upon the vesting period and the currency of denomination, as follows:
– CCA granted in February 2017 that are denominated in US dollars and vest three, five and seven years from the date of grant receive interest rate equivalents at a rate of 4.27% per annum over the six-month US dollar >>>London Interbank Offered Rate (LIBOR);
– CCA granted in February 2017 that are denominated in Swiss francs and vest three years from the date of grant receive interest rate equivalents at a rate of 3.17% per annum over the six-month Swiss franc LIBOR;
– CCA granted in February 2017 that are denominated in Swiss francs and vest five years from the date of grant receive interest rate equivalents at a rate of 3.03% per annum over the six-month Swiss franc LIBOR; and
– CCA granted in February 2017 that are denominated in Swiss francs and vest seven years from the date of grant receive interest rate equivalents at a rate of 2.93% per annum over the six-month Swiss franc LIBOR.
These rates were set in line with market conditions at the time of grant and with existing high-trigger and low-trigger contingent capital instruments that the Group has issued. CCA are not traded in the debt markets. Employees who were awarded compensation in Swiss francs received CCA denominated in Swiss francs, while employees who were awarded compensation in currencies other than Swiss francs received CCA denominated in US dollars.
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
The total CCA awarded for 2016 was CHF 229 million and a total of 5,779 employees received CCA for 2016.
Other cash awards
The Group may employ other compensation plans or programs to facilitate competitive hiring practices, support the retention of talent and accommodate local market practices. These special compensation arrangements apply to a select group of individuals due to their specific circumstances, and must be approved by the Compensation Committee. For 2016, this applied to 225 employees.
Limitations on share-based awards
The Group prohibits employees from entering into transactions to hedge the value of outstanding share-based awards but allows employees to hedge awards that have already vested. Employee pledging of unvested, or vested and undistributed share-based awards is also prohibited, except with the approval of the Compensation Committee. The Group generally applies minimum share ownership requirements, inclusive of unvested awards, as follows:
– Employees in divisional management committees: 50,000 shares; and
– Employees in functional management committees: 20,000 shares.
> Refer to “Minimum share ownership requirements” in Executive Board Compensation – Other aspects of Executive Board compensation for further information on minimum share ownership requirements for Executive Board members.
Total compensation awarded
The following table shows the value of total compensation awarded to employees for 2016 and 2015.

Total compensation awarded
For	2016					2015
	Unrestricted		Deferred	Total		Unrestricted		Deferred	Total
Fixed compensation (CHF million)
Salaries	5,728		–	5,728		5,714		–	5,714
Social security	697		–	697		788		–	788
Other	710	[1]	–	710		707	[1]	–	707
Total fixed compensation	7,135		–	7,135		7,209		–	7,209
Variable incentive compensation (CHF million)
Cash	1,706		–	1,706		1,662		–	1,662
Share awards	37		566	603		12		549	561
Performance share awards	–		451	451		–		429	429
Contingent Capital Awards	–		229	229		–		226	226
Other cash awards	–		104	104		–		42	42
Total variable incentive compensation	1,743		1,350	3,093		1,674		1,246	2,920
Other variable compensation (CHF million)
Cash severance awards	8		–	8		35		–	35
Cash-based commissions	20		–	20		222		–	222
Other [2]	47		350	397	[3]	27		195	222
Total other variable compensation	75		350	425		284		195	479
Total compensation awarded (CHF million)
Total compensation awarded	8,953		1,700	10,653		9,167		1,441	10,608
of which guaranteed bonuses	27		35	62		34		49	83
1 Includes pension and other post-retirement expense of CHF 384 million and CHF 359 million in 2016 and 2015, respectively.
2 Includes replacement awards to compensate employees for the equivalent fair value of deferred awards cancelled by previous employers, as well as retention awards and sign-on payments.
3 Includes CHF 249 million of deferred share and cash retention awards relating to the reorganization of the Global Markets and Investment Banking & Capital Markets businesses.
Total compensation awarded for 2016 was CHF 10,653 million, slightly higher than the CHF 10,608 million awarded in 2015. Total variable incentive compensation awarded for 2016 was CHF 3,093 million, up 6% compared to 2015, which reflected the impact of strategic hiring in high growth business areas as well as necessary adjustments to certain divisional pools to align compensation levels with the market. Of the total variable incentive compensation awarded across the Group for 2016, 44% was deferred, compared to 43% in 2015, and subject to certain conditions including future service, performance, market and malus criteria.
Cash severance awards relating to terminations of employment of CHF 8 million and CHF 35 million were awarded to 196 and 760 employees and expensed in 2016 and 2015, respectively. In connection with the strategic review of the Group, restructuring expenses were recognized that were not part of total compensation expenses. These restructuring expenses included cash severance expenses of CHF 218 million and CHF 191 million relating to 1,796 and 1,429 employees in 2016 and 2015, respectively. Other awards, including replacement awards, sign-on payments and retention awards, of CHF 397 million and CHF 222 million were paid to 838 and 925 employees in 2016 and 2015, respectively.
> Refer to “Note 13 – Restructuring expenses” in V – Consolidated financial statements – Credit Suisse Group for further information.

Number of employees awarded variable incentive and other compensation
	MRTC	[1]	Other employees	2016 Total	MRTC	[1]	Other employees	2015 Total
Number of employees awarded variable incentive compensation
Variable incentive compensation	939		42,473	43,412	835		42,390	43,225
of which cash	939		42,473	43,412	602		42,346	42,948
of which share awards	897		6,145	7,042	802		6,323	7,125
of which performance share awards	890		905	1,795	783		977	1,760
of which Contingent Capital Awards	869		4,910	5,779	782		5,007	5,789
of which other cash awards	49		176	225	61		175	236
Number of employees awarded other variable compensation
Cash severance awards	1		195	196	10		750	760
Cash-based commissions	–		220	220	–		396	396
Guaranteed bonuses	11		151	162	7		177	184
Other [2]	148		690	838	50		875	925
1
Excludes individuals who may have been classified as MRTC according to regulatory requirements of jurisdictions outside of Switzerland, particularly US-based revenue producers in Global Markets and Investment Banking & Capital Markets, who were classified as Covered Employees by the US Federal Reserve.

2 Includes replacement awards to compensate employees for the equivalent fair value of deferred awards cancelled by previous employers, as well as retention awards and sign-on payments.
Compensation awarded to Material Risk Takers and Controllers
The variable compensation awarded to 939 employees classified as MRTC totaled CHF 899 million for 2016, of which CHF 614 million, or 68%, was deferred. MRTC received 50% of their deferred compensation for 2016 in the form of performance share awards and other awards which are subject to performance-based malus provisions. The total compensation awarded to employees classified as MRTC for 2016 was CHF 1,642 million.
Compensation awarded to Material Risk Takers and Controllers
For	Unrestricted	Deferred	2016 Total	Unrestricted	Deferred	2015 Total
Fixed compensation (CHF million)
Total fixed compensation	510	–	510	470	–	470
Variable incentive compensation (CHF million)
Cash	285	–	285	248	–	248
Share awards	–	199	199	–	176	176
Performance share awards	–	279	279	–	254	254
Contingent Capital Awards	–	108	108	–	104	104
Other cash awards	–	28	28	–	53	53
Total variable incentive compensation	285	614	899	248	587	835
Other variable compensation (CHF million)
Cash severance awards	1	–	1	8	–	8
Other [1]	17	215	232	2	81	83
Total other variable compensation	18	215	233	10	81	91
Total compensation (CHF million)
Total compensation	813	829	1,642	728	668	1,396
of which guaranteed bonuses	3	9	12	2	9	11
1 Includes replacement awards to compensate employees for the equivalent fair value of deferred awards cancelled by previous employers, as well as retention awards and sign-on payments.

Group compensation and benefits expense
Compensation and benefits expenses recognized in the current year income statement include salaries, role-based allowances, variable incentive compensation, benefits and employer taxes on compensation. Variable incentive compensation expense generally reflects the cash compensation for the current year, amortization of deferred compensation awards granted in prior years, and severance, sign-on and commission payments. Deferred variable incentive compensation granted for the current year is expensed in future periods during which it is subject to future service, performance and malus criteria and other restrictive covenants.
In 2016, total compensation expense was 8% lower compared to 2015, mainly due to lower levels of deferred compensation that vested in 2016.
Group compensation and benefits expense
in	2016				2015
December 31	Current compen- sation	Deferred compen- sation		Total	Current compen- sation	Deferred compen- sation		Total
Fixed compensation expense (CHF million)
Salaries	5,728	25		5,753	5,714	37		5,751
Social security [1]	697	–		697	788	–		788
Other [2]	710	–		710	707	–		707
Total fixed compensation expense	7,135	25		7,160	7,209	37		7,246
Variable incentive compensation expense (CHF million)
Cash	1,706	–		1,706	1,662	–		1,662
Share awards	37	603	[3]	640	12	819	[3]	831
Performance share awards	–	370		370	–	563		563
Contingent Capital Awards	–	235		235	–	430		430
Contingent Capital share Awards	–	30		30	–	–		–
Capital Opportunity Facility Awards	–	13		13	–	16		16
Plus Bond awards	–	5		5	–	22		22
2011 Partner Asset Facility awards [4]	–	–		–	–	2		2
Restricted Cash Awards	–	–		–	–	39		39
2008 Partner Asset Facility awards [4]	–	13		13	–	34		34
Other cash awards	–	335		335	6	410		416
Total variable incentive compensation expense	1,743	1,604		3,347	1,680	2,335		4,015
Other variable compensation expense (CHF million)
Severance payments	8	–		8	35	–		35
Commissions	20	–		20	222	–		222
Other	37	–		37	28	–		28
Total other variable compensation expense	65	–		65	285	–		285
Total compensation expense (CHF million)
Total compensation expense	8,943	1,629		10,572	9,174	2,372		11,546
1 Represents the Group's portion of employees' mandatory social security.
2 Includes pension and other post-retirement expense of CHF 384 million and CHF 359 million in 2016 and 2015, respectively.
3 Includes CHF 46 million and CHF 25 million of compensation expense associated with replacement share awards granted in 2016 and 2015, respectively.
4 Includes the change in the underlying fair value of the indexed assets during the period.

Group estimated unrecognized compensation expense
The following table shows the estimated compensation expense that has not yet been recognized through the income statement for deferred compensation awards granted for 2016 and prior years that were outstanding as of December 31, 2016, with comparative information for 2015. These estimates were based on the fair value of each award on the grant date, taking into account the current estimated outcome of relevant performance criteria and estimated future forfeitures. No estimate has been included for future mark-to-market adjustments.
Group estimated unrecognized compensation expense
in	Deferred compensation			2016	Deferred compensation			2015
	For 2016	For prior-year awards		Total	For 2015	For prior-year awards		Total
Estimated unrecognized compensation expense (CHF million)
Share awards	565	445	[1]	1,010	521	573	[1]	1,094
Performance share awards	446	119		565	386	165		551
Contingent Capital Awards	218	109		327	259	230		489
Contingent Capital share Awards	–	24		24	–	–		–
Other cash awards	104	181		285	42	176		218
Estimated unrecognized compensation expense	1,333	878		2,211	1,208	1,144		2,352
1
Includes CHF 43 million and CHF 59 million of estimated unrecognized compensation expense associated with replacement share awards granted to new employees in 2016 and 2015, respectively, not related to prior years.

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
For the period 2011-2013, share delivery obligations were covered mainly through issuances of shares from conditional capital. In the second half of 2013, the Group resumed purchasing shares in the market to cover a portion of its share delivery obligations. In 2014, the majority of the Group’s share delivery obligations were covered through market purchases and in 2015 share delivery obligations were fully covered through market purchases. In 2016, the Group’s share delivery obligations were covered mainly through the issuance of shares from conditional capital, with a portion covered by shares purchased in the market. The Group intends to cover its future share delivery obligations through market purchases.
Share-based awards outstanding
At the end of 2016, there were 135.1 million share-based awards outstanding, including 86.7 million share awards and 48.4 million performance share awards.
Subsequent activity
In early 2017, the Group granted approximately 37.8 million new share awards and 29.7 million new performance share awards with respect to performance in 2016. Further, the Group awarded CHF 229 million of deferred variable incentive compensation in the form of CCA pursuant to the Group’s compensation policy.
In the first half of 2017, the Group plans to settle 60.7 million deferred awards from prior years, including 36.5 million share awards and 23.0 million performance share awards. The Group plans to meet this delivery obligation through market purchases.
> Refer to “Regulatory capital and ratios” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management – BIS Capital Metrics for more information.

Value changes of outstanding deferred awards
Employees experience changes to the value of their deferred compensation awards during the vesting period due to both implicit and explicit value changes. Implicit value changes primarily reflect market driven effects, such as changes in the Group share price, changes in the value of the Capital Opportunity Facility (COF), the 2008 Partner Asset Facility (PAF), CCA and foreign exchange rate movements. Explicit value changes reflect risk adjustments triggered by conditions related to negative performance in the performance share awards or the malus provisions in all deferred awards. The final value of an award will only be determined at settlement.
> Refer to “Discontinued compensation plans” for further information on COF and PAF.
The following table provides a comparison of the fair values of outstanding deferred compensation awards at the end of 2015 and 2016, indicating the value of changes due to implicit and explicit adjustments. For 2016, the change in fair value for the outstanding deferred compensation awards was due to implicit adjustments driven primarily by changes in the Group share price, foreign exchange rate movements and changes in the value of CCA.
Fair value of outstanding deferred compensation awards
		Change in value
in / end	2015	Implicit	Explicit	2016
Share-based awards (CHF per unit)
Share awards granted for 2013 [1]	21.7	(7.1)	–	14.6
Share awards granted for 2014 [2]	21.7	(7.1)	–	14.6
Share awards granted for 2015 [3]	18.6	(4.0)	–	14.6
Performance share awards granted for 2013 [1]	21.7	(7.1)	–	14.6
Performance share awards granted for 2014 [2]	21.7	(7.1)	–	14.6
Performance share awards granted for 2015 [3]	18.6	(4.0)	–	14.6
Cash-based awards (CHF per unit)
2008 Partner Asset Facility awards (PAF)	2.46	0.11	–	2.57
Contingent Capital Award for 2013 [1]	1.19	0.18	–	1.37
Contingent Capital Award for 2014 [2]	1.26	0.13	–	1.39
Contingent Capital Award for 2015 [3]	1.00	0.10	–	1.10
Capital Opportunity Facility from converted PAF2 award	1.23	0.13	–	1.36
1 Represents awards granted in January 2014 for 2013.
2 Represents awards granted in January 2015 for 2014.
3 Represents awards granted in January 2016 for 2015.

Executive Board compensation
Compensation structure and awards
As communicated in the 2015 Compensation Report and fully implemented in 2016, material amendments were made to the Executive Board compensation design to reflect the new organizational structure of the Group, the revised strategic objectives and shareholder feedback, and to provide a more direct link between pay and performance. Under the new structure, the variable incentive compensation for Executive Board members consists of a short-term incentive opportunity (STI Opportunity) and a long-term incentive opportunity (LTI Opportunity), each expressed as a multiple of the respective Executive Board member’s base salary. Target and maximum STI and LTI Opportunity levels are determined for Executive Board members by the Compensation Committee and approved by the Board, taking into account benchmark market levels of compensation for each role provided by the Compensation Committee’s external compensation adviser, McLagan. At the end of each performance cycle, the actual payout levels of the STI and LTI Opportunities are determined according to threshold, target and maximum payout levels which are directly linked to performance criteria, and the maximum payout level in each case may not exceed 100% of the opportunity. The assessment of performance against the targets set for the STI and LTI awards and the actual achievements against such performance targets will be disclosed in the Compensation Report at the end of the respective performance cycles.
The STI award is based on the performance of the preceding year and is designed to reward the achievement of annual objectives. The final payout levels of the STI award are linked to the achievement of the pre-determined performance criteria and targets of the preceding year, as approved by the Board. STI awards are paid in the form of 50% immediate cash and 50% deferred cash awards, which vest on the third anniversary of the grant date.
> Refer to the chart “Overview of 2016 Short-Term Incentive awards” and “Types of awards in 2017” for more details.

Overview of 2016 Short-Term Incentive awards

Key features

- Rewards achievement of annual objectives of the Group and the divisions
- Maximum opportunity is expressed as a percentage of base salary and may not exceed this level
  - For 2016, the maximum opportunity range is between 75% and 225% of base salary
- Payout levels determined by quantitative and qualitative performance objectives, and defined as % of total opportunity:
  - Maximum performance: 100%
  - Target performance: 80%
  - Threshold performance: 25%
  - Below threshold: 0%
- Delivery as 50% immediate cash payment and 50% deferred cash vesting on third anniversary of grant date
- For PRA Code Staff, delivery is as follows:
  - 20% immediate cash payment
  - 20% immediate Credit Suisse Group AG registered shares, subject to blocking period of six months
  - 30% deferred cash and 30% deferred shares, vesting in five equal tranches on the third to seventh anniversaries of the grant date

Performance Criteria

Performance criteria and weighting (%)	CEO	Divisional Head	Functional Head
Quantitative criteria: Group level (adjusted[1] pre-tax income, CET1 ratio, CET1 leverage ratio)	70%	20%	70%
Quantitative criteria: Divisional level (adjusted[1] pre-tax income, net new assets, risk-weighted assets, leverage exposure, adjusted[1] return on regulatory capital)	–	50%	–
Qualitative criteria (delivery of strategic initiatives, leadership/culture, compliance)	30%	30%	30%

Delivery and Vesting Timeline (Example of 2016 award granted in January 2017)

2016
2017
2018
2019
2020
STI measurement period
STI Cash: 50% payable in the first quarter of 2017
STI Deferred Cash: 50% payable in the first quarter of 2020
STI award

The LTI award is structured to reward the achievement of the Group’s long-term business plan, providing closer alignment with the long-term target returns of shareholders. The LTI award is provided in the form of Credit Suisse Group AG registered shares, which vest upon the achievement of pre-defined performance metrics at the end of the three-year performance period. Following the completion of the three-year performance period, the final payout levels of the LTI award are determined by the Compensation Committee (and approved by the Board) based on the achievement of the pre-determined performance metrics. These metrics include the Relative Total Shareholder Return (RTSR) of Credit Suisse Group AG registered shares as a market-determined metric and other internal key performance metrics. Due to the commercial sensitivity of these internal metrics, performance against targets will be disclosed retrospectively. Any portion of the LTI Opportunity awarded is subject to phased vesting, whereby the shares are delivered in three installments over two years following the completion of the performance period on the respective third, fourth and fifth anniversaries of the grant date. Due to the importance of achieving the firm’s long-term business objectives, approximately two-thirds of total variable incentive compensation to Executive Board members is granted in the form of LTI awards.
> Refer to the chart “Overview of 2017 Long-Term Incentive awards” and “Types of awards in 2017” for more details.
In 2016, the annual base salary for the CEO was CHF 3.0 million. For Executive Board members based in Switzerland and Singapore, the annual base salary was CHF 2.0 million or the equivalent amount in local currency, and USD 2.0 million for Executive Board members based in the US. Individuals who were appointed to the Executive Board during 2016 received a base salary at these levels on a pro rata basis with effect from the time of appointment to the Executive Board. Base salaries and role-based allowances paid in 2016 were fully in line with the overall amount of fixed compensation approved by shareholders for members of the Executive Board at the 2015 and 2016 AGMs.
The compensation design described above applies to all Executive Board members, except for Mr. David R. Mathers, who is considered PRA Code Staff and subject to the regulations of the PRA and the European Banking Authority (EBA). In order to comply with the rules and requirements of the PRA and EBA, a portion of this individual’s compensation was awarded as a role-based allowance, which was taken into consideration when variable incentive compensation was determined, and a portion of this individual’s STI award was granted in the form of a deferred share award, instead of a cash award.
For 2016, the combined STI Opportunity and LTI Opportunity for the CEO was a multiple of four times base salary, and the maximum variable incentive compensation plus base salary was CHF 15.0 million, as shown in the table “2016 Executive Board compensation structure”. Similarly, for Executive Board members, the combined STI and LTI Opportunity levels ranged from two to five and a half times base salary depending on the member’s role and function, and the maximum variable incentive compensation plus base salary was CHF 13.0 million.
2016 Executive Board compensation structure
	Executive Board member					CEO
	Range of opportunity levels (multiple of base salary)	Base salary (CHF million)	Maximum variable incentive compen- sation (CHF million)	Maximum total compen- sation (CHF million)	[1]	Maximum opportunity (multiple of base salary)	Base salary (CHF million)	Maximum variable incentive compen- sation (CHF million)	Maximum total compen- sation (CHF million)	[1]
Short-term incentive award	0.75 – 2.25	2.00	4.50	6.50		1.50	3.00	4.50	7.50
Long-term incentive award	1.25 – 3.25	–	6.50	6.50		2.50	–	7.50	7.50
Total	2.00 – 5.50	2.00	11.00	13.00		4.00	3.00	12.00	15.00
1 Excluding dividend equivalents, pension and other benefits.
Governance
Compensation payable to the Executive Board members, including the CEO, is approved by the Board, based on the recommendation of the Compensation Committee. All variable incentive compensation recommendations will be submitted to shareholders as aggregate numbers per proposal for their binding votes at the AGM in April 2017. In determining its recommendation to the Board, the Compensation Committee assesses the performance of the Executive Board members, including the CEO, based on actual performance compared to pre-defined individual objectives and performance targets.

Performance evaluation and compensation decisions for 2016
In February 2017, the Compensation Committee completed its performance evaluation for 2016 for the Group and the individual assessments of the Executive Board members. In determining variable compensation, the Compensation Committee reviewed the outcome of the applicable Group and divisional quantitative and qualitative performance metrics relative to the maximum, target and threshold performance levels for each individual. The respective performance levels were pre-defined during the financial planning stages of 2016, specifically for compensation assessment purposes. The performance assessment and payout levels achieved are presented in the table “STI awards: 2016 quantitative performance assessment”. Due to the commercially sensitive nature of the internal divisional performance targets, only the Group performance targets that apply to all Executive Board members are disclosed.
Variable incentive compensation for Executive Board membership during 2016
2016 results against performance targets for the 2016 STI awards
During 2016, the Group strengthened its capital position. Without taking into account the provision of approximately USD 2 billion for the settlement with the DOJ regarding the Group’s legacy RMBS business, and an increase in operational risk-weighted assets of approximately CHF 0.7 billion in connection with the RMBS settlement, both of which the Compensation Committee regarded, in its discretion on compensability, as not reflective of underlying operating performance, the Group’s look-through CET1 ratio would have been 12.4%, compared to the year-end performance target of 11.0%. Excluding the RMBS settlement provision, the Group’s look-through CET1 leverage ratio would have been 3.5%, compared to the year-end performance target of 3.3%. The Group’s adjusted pre-tax income of CHF 615 million achieved for 2016 was below the performance target of CHF 1,502 million, primarily reflecting significantly weaker trading results in the Asia Pacific region, particularly in the fourth quarter. Nevertheless, the Group made significant progress during the year in decreasing its fixed cost base and investing in strengthening its client franchises, to increase operating leverage going forward.
Swiss Universal Bank achieved results mostly in line with the target performance levels set for 2016. Adjusted pre-tax income of CHF 1,738 million exceeded the maximum performance level. In terms of capital usage, risk-weighted assets of CHF 66 billion and leverage exposure of CHF 253 billion included investments in growth businesses, and were between the threshold and target performance levels. Private Banking net asset outflows of CHF 2 billion was below the threshold performance level and mainly reflected terminated relationships with certain external asset managers and the regularization of client assets.
International Wealth Management delivered a strong performance in 2016. The Private Banking business achieved adjusted pre-tax income of CHF 822 million, and net new assets of CHF 16 billion, exceeding the respective maximum performance levels for 2016. The Asset Management business increased its adjusted pre-tax income by 54% compared to the previous year to CHF 287 million, albeit below the threshold performance level set for the year. In terms of capital, the division as a whole exceeded its maximum performance levels at the end of the year, with risk-weighted assets of CHF 35 billion and leverage exposure of CHF 94 billion.
Asia Pacific’s results reflected a Private Banking business that performed strongly during the year, while the Investment Banking business was adversely impacted by low client trading activity, in particular in the fourth quarter of 2016. Adjusted pre-tax income for 2016 of CHF 778 million was below the threshold performance level, primarily driven by lower trading revenues. Net new assets for the Private Banking business of CHF 14 billion was slightly below the threshold performance level. Overall, Asia Pacific achieved an adjusted return on regulatory capital of 14.8%, which was below the threshold performance level.
Global Markets made strong progress in executing its strategy in 2016, reducing risk-weighted assets to USD 51 billion, exceeding the maximum performance level. The division also successfully lowered its cost base, with adjusted operating expenses of USD 5,295 exceeding the target performance level for the year. In a year of substantial restructuring, the Global Markets businesses remained profitable, with an adjusted return on regulatory capital of 2.0%, albeit lower than the target performance level.
Investment Banking & Capital Markets continued to successfully execute its strategy, improving its share of wallet across all key products and covered client segments during 2016. Adjusted return on regulatory capital for the full year was 11.9%, which was below the threshold performance level. Risk-weighted assets of USD 18 billion at the end of the year exceeded the maximum performance level, and leverage exposure of USD 45 billion was below the threshold performance level.
The Strategic Resolution Unit made significant progress in disposing of legacy positions and exceeded the maximum performance levels for 2016 in terms of profitability, with an adjusted pre-tax loss for 2016 of CHF 2,943 million, and capital usage, with risk weighted assets of CHF 45 billion at the end of the year. Leverage exposure of CHF 106 billion was between the target and maximum performance year-end levels.
The payout levels corresponding to achievement of “Threshold”, “Target” and “Maximum” performance levels are shown in “Overview of 2016 Short-Term Incentive awards” and the calculation of the payout level for the financial performance metrics is demonstrated in “STI award payout level calculation”.

Qualitative assessment for the 2016 STI awards
In the overall performance assessment for the year, qualitative factors carried a 30% weighting for all Executive Board members and included criteria such as successful execution of business strategy, leadership initiatives, talent management, partnerships and collaboration in strengthening the Group’s client focus, and contribution to the enhancement of the Group’s brand and reputation. The Compensation Committee noted that during 2016 the Executive Board continued to successfully implement the Group’s strategy, reducing the cost base of their respective operations, reallocating resources to higher growth businesses, increasing market share across key products and client segments, while maintaining the focus on clients and supporting the reputation of the Group. The Compensation Committee also noted the strong leadership qualities of the respective divisional and functional heads, the strengthening of control measures within both the business and corporate functions, as well as the promotion of diversity and retention of key talent, amongst other qualitative achievements. Overall, the Compensation Committee determined that each of the Executive Board members had performed effectively in their respective roles, contributing to the strategic positioning of the Group and on the whole, achieving their qualitative targets for the year.
STI awards granted for 2016
Taking into account the 2016 results against performance targets as well as the qualitative assessment outlined above, the Compensation Committee recommended an aggregate amount of STI awards of CHF 25.99 million to be granted to the members of the Executive Board comprised of cash, deferred cash and deferred share awards. The aggregate amount represents, on average, 80% of the STI Opportunity set for each Executive Board member.

Executive Board compensation for 2016 (audited)
in	STI awards (Non-deferred)	[1]	STI awards (Deferred)	[2]	Total STI compen- sation	[3]	Salaries and role- based allowances	Dividend equivalents	[4]	Pension and similar benefits and other benefits	[5]	Total fixed compen- sation	Total compen- sation	LTI awards 2016 fair value (Deferred)	[6]	Total compen- sation, including LTI awards	[7,8]
2016 (CHF million, except where indicated; does not include replacement awards)
13 members	12.81		13.18		25.99		26.99	0.60		2.00		29.59	55.58	26.46		82.04
% of total compensation, including LTI awards					32%							36%		32%
of which joiners and leavers during 2016 (2 individuals)	2.35		2.35		4.70		2.60	0.00		0.01		2.61	7.31	3.51		10.82
% of total compensation, including LTI awards					44%							24%		32%
of which CEO: Tidjane Thiam	2.08		2.08		4.17		3.00	0.47		0.21		3.68	7.85	4.05		11.90
% of total compensation, including LTI awards					35%							31%		34%
1 STI non-deferred awards for 2016 comprised CHF 12.44 million cash, with a further CHF 0.37 million granted as blocked shares to Mr. Mathers, who was categorized as PRA Code Staff during 2016.
2
STI deferred awards for 2016 comprised CHF 11.84 million in deferred cash awards as well as CHF 1.34 million granted as phantom share awards to Mr. Mathers, who was categorized as PRA Code Staff during 2016, and Mr. O'Hara, who ceased to be a member of the Executive Board during 2016.

3
STI awards included a variable compensation award of CHF 1.58 million comprising CHF 0.79 million cash and CHF 0.79 million deferred awards in respect of Mr. O'Hara relating to the period after he ceased to be a member of the Executive Board.

4
Dividend equivalents were paid in respect of replacement awards, as well as in respect of share awards granted prior to January 1, 2014, and were delivered in cash, consistent with dividends paid on actual shares.

5 Other benefits consist of housing allowances, expense allowances and relocation allowances.
6
The fair value of the LTI awards as of the date of grant has been determined using a Monte Carlo pricing model. The pricing is based on a valuation and estimate by an external provider. This has been further validated by internal valuation. The awards have a total maximum opportunity of CHF 49 million, which was the amount approved by shareholders at the 2016 AGM.

7 For Mr. Chin, who joined the Executive Board during 2016, only compensation relating to the period during which he was a member of the Executive Board is included in the table above.
8
For the total compensation awarded to members of the Executive Board, the Group made payments of CHF 2.6 million in 2016 to cover the mandatory employer social security contributions as required under the social security laws applicable to the individual Executive Board members based on their domicile and employment status. These contributions do not form part of the Executive Board members' compensation.

Total Executive Board compensation for 2016
Pursuant to the Group’s revised strategic direction and the first full year of implementation of the new Executive Board compensation structure, total compensation awarded to the Executive Board members included fixed compensation and STI awards, as well as the estimated fair value of the LTI awards granted in 2016. Compared to total compensation of CHF 64.20 million awarded for 2015, the CHF 82.04 million awarded for 2016 mainly reflects the inclusion of the forward-looking LTI awards, which were not part of compensation awarded in 2015.
2016 total compensation of the CEO and highest paid Executive Board member
In its recommendation to the Board regarding variable incentive compensation for the CEO Mr. Tidjane Thiam, who was also the highest paid Executive Board member, the Compensation Committee, in consultation with the Chairman, considered Mr. Thiam’s progress towards the successful execution of the Group’s strategy during the first full year of the three-year strategic plan. In particular, the Compensation Committee noted the significant achievement made in reducing the Group’s cost base, with net cost savings achieved in 2016 exceeding the target for the year. Further, Mr. Thiam has led the Group to a stronger capital position. Without taking into account the provision of approximately USD 2 billion for the settlement with the DOJ regarding the Group’s legacy RMBS business, and an increase in operational risk-weighted assets of approximately CHF 0.7 billion in connection with the RMBS settlement, the year-end look-through CET1 ratio would have been 12.4% exceeding the performance target level of 11.0%, and the look-through CET1 leverage ratio would have been 3.5% exceeding the year-end target performance level of 3.3%.
In its assessment of Mr. Thiam against the qualitative criteria, the Board considered his sound leadership, careful and measured approach and success in formulating and driving the Group towards one cohesive, client-centric bank, focused on profitable, sustainable and compliant growth. A key element to the successful implementation of the Group’s strategy during the year was Mr. Thiam’s efforts to drive a change in culture, which emphasizes rewarding performance and ethical conduct, and promotes collaboration in delivering an integrated approach between wealth management and investment banking, placing clients at the center of the Group’s value proposition. Mr. Thiam has also improved the operating leverage of the Group, by embedding a focus on cost efficiency and effectiveness throughout the business divisions and corporate functions. He was also recognized for taking decisive action in changes to management and his personal engagement in resolving significant legacy legal issues. Mr. Thiam was credited with protecting and building the Group’s reputation and brand, as demonstrated by his responsiveness to the Group’s various regulators who impact many of the Group’s activities and will have an influence on the Group’s strategy going forward. Mr. Thiam was also recognized for his prudent capital management and the structured and orderly wind-down of legacy assets, which to date has been executed with low cost to shareholders, and has enabled the reinvestment of capital into the more client-centric core businesses in an effort to drive future growth and profitability for the Group.
Overall, the Board considered Mr. Thiam’s strong leadership, consistent execution of the Group’s communicated strategy, effective delivery of cost efficiencies, principled and ethical conduct, and his role in driving the Group towards a stronger capital position in determining that Mr. Thiam had met his performance targets set for the year.
The Board approved the recommendation of the Compensation Committee to award Mr. Thiam an STI award of CHF 4.17 million comprised of 50% immediate cash and 50% deferred cash vesting on the third anniversary of the grant date. In addition, Mr. Thiam was granted an LTI award with a fair value of CHF 4.05 million at the time of grant, as well as fixed compensation of CHF 3.68 million.
The Group plans to disclose the total realized compensation for the CEO on an annual basis. For 2016, Mr. Thiam did not receive any other realized compensation aside from his salary, dividend equivalents and the 50% immediate cash from the STI award mentioned above.
Compensation for individuals who served on the Executive Board for part of the year
For Mr. Timothy P. O’Hara, who served on the Executive Board for the first nine months of 2016, the STI award payout level was determined by comparing the full year forecast outcome of the relevant quantitative metrics at the time he ceased to be an Executive Board member, to the pre-defined threshold, target and maximum performance levels, as well as the applicable qualitative considerations. The STI award payout level was then applied to his pre-defined full-year opportunity and pro-rated to reflect the portion of the year during which he served on the Executive Board. The actual STI award granted for 2016 also included the variable incentive compensation awarded to Mr. O’Hara relating to the period during which he was not a member of the Executive Board. This was negotiated in a separation agreement, taking into account the performance of the business, individual contribution and continued services to the Group after ceasing to be a member of the Executive Board.
For the one individual who joined the Executive Board in September 2016, Mr. Brian M. Chin, the STI award payout level was based on the full year outcome of the relevant qualitative and quantitative performance metrics compared to the pre-defined threshold, target and maximum performance levels. The STI award payout level was then applied to his pre-defined full-year opportunity and pro-rated to reflect the portion of the year during which he served on the Executive Board to determine the actual STI award granted for 2016. For the period of 2016 during which Mr. Chin was not a member of the Executive Board, variable incentive compensation was based on the achievement of pre-existing objectives set prior to his promotion to the Executive Board, pursuant to the annual performance appraisal process for employees who do not hold Executive Board positions.

Executive Board compensation for 2015 (audited)
in	STI awards (Cash)	STI awards (Deferred)	[1]	Total STI compen- sation	Salaries and fixed allowances	Dividend equivalents	[2]	Pension and similar benefits and other benefits	[3]	Total fixed compen- sation	Total compen- sation	[4,5]	LTI awards 2015 fair value (Deferred)	[6]	Total compen- sation, including LTI awards
2015 (CHF million, except where indicated; does not include replacement awards)
17 members	13.93	20.65		34.58	27.87	0.51		1.23		29.62	64.20		–		64.20
% of total compensation				54%						46%
of which joiners and leavers during 2015 (12 individuals)	11.41	16.42		27.83	15.27	0.28		0.64		16.19	44.02		–		44.02
% of total compensation				63%						37%
of which highest paid: Rob Shafir	3.15	3.15		6.30	1.54	0.03		0.01		1.58	7.88		–		7.88
% of total compensation				80%						20%
of which CEO: Tidjane Thiam	1.14	1.71		2.86	1.58	–		0.13		1.71	4.57		–		4.57
% of total compensation				63%						37%
1
STI awards for 2015 comprised CHF 11.4 million Contingent Capital Awards, CHF 8.7 million performance shares as well as CHF 0.55 million granted as blocked shares and performance shares to the Executive Board members who were categorized as PRA Code Staff, including an Executive Board member who is no longer on the Executive Board. The applicable Group share price for all share awards was CHF 19.93.

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

6 In connection with material amendments made to the Executive Board compensation design, as communicated in the 2015 Compensation Report, no LTI awards were granted for 2015.
Utilization of Executive Board compensation approved at the 2016 AGM
At the 2016 AGM, shareholders approved an aggregate amount of fixed compensation to be paid to members of the Executive Board for the period from the 2016 AGM to the 2017 AGM of no more than CHF 33 million. By the time of the 2017 AGM, a total of CHF 30.2 million will have been paid to Executive Board members with respect to fixed compensation. Fixed compensation includes base salaries, role-based allowances, dividend equivalents, pension and benefits. In line with the Compensation Ordinance and as specified in the AoA, a further 30% of this approved amount, or CHF 9.9 million, may be paid as fixed compensation to new Executive Board members. No additional amount was required in 2016.
At the 2016 AGM, shareholders also approved an aggregate amount of LTI compensation to be granted to members of the Executive Board for the 2016 financial year of no more than CHF 49.0 million. The actual 2016 LTI compensation awarded to members of the Executive Board was within this maximum amount.
Executive Board compensation proposed for approval at the 2017 AGM
Pursuant to the Compensation Ordinance and the AoA, the AGM approves on an annual basis the compensation of the Executive Board, based on a proposal by the Board. The Board may propose that a maximum aggregate amount or maximum partial amounts of compensation components for the Executive Board be approved at the AGM in advance or retroactively for the defined period described in the proposal. Accordingly, the Board will submit the following proposals to the shareholders at the 2017 AGM:
Approval of the Executive Board aggregate short-term incentive compensation for the 2016 financial year
The Board proposes that the shareholders approve an aggregate amount of STI compensation to be awarded to members of the Executive Board for the financial year 2016 of CHF 25.99 million. The total amount consists of cash, deferred cash and deferred share awards and reflects the performance achieved for 2016, as specified in the sections “Performance evaluation and compensation decisions for 2016”. The proposed amount excludes any legally required employer contributions to social security systems.
Approval of the Executive Board aggregate fixed compensation for the period from the 2017 AGM to the 2018 AGM
The Board proposes that the shareholders approve an aggregate amount of fixed compensation to be paid to members of the Executive Board for the period from the 2017 AGM to the 2018

AGM of no more than CHF 31 million. The total amount of fixed compensation consists of base salaries, role-based allowances for members of the Executive Board qualifying as PRA Code Staff, dividend equivalents, and pension and similar benefits. The proposed amount excludes any legally required employer contributions to social security systems.
Approval of the Executive Board aggregate long-term incentive compensation for 2017
The Board proposes that the shareholders approve an aggregate amount of LTI compensation to be granted to members of the Executive Board for the 2017 financial year of no more than CHF 52 million. The total amount consists of deferred LTI awards subject to a performance measurement over the financial years 2017, 2018 and 2019, followed by two years of phased vesting and delivery in three installments on the respective third, fourth and fifth anniversaries of the grant date, as specified in the section “Type of awards in 2017”. The cap of CHF 52 million represents the maximum amount payable in the form of LTI compensation and is subject to the achievement of all maximum performance levels by all Executive Board members receiving such compensation, as well as a Group RTSR ranking within the top four of the peer group described below. Following the completion of the three-year performance cycle, the shares that have vested carry the right to receive dividend equivalents, except where prohibited by regulation. The proposed amount excludes any legally required employer contributions to social security systems. The increase of CHF 3 million in total maximum LTI compensation proposed for 2017 compared to the maximum amount of CHF 49 million proposed and approved at the 2016 AGM reflects the adjusted market value for certain Executive Board member roles.
> Refer to footnote 6 in the table “Executive Compensation for 2016 (audited)” for a comparison of maximum LTI compensation and fair values.
Types of awards in 2017
2017 Short-Term Incentive (STI) awards
Each Executive Board member is provided with an STI Opportunity, which represents the maximum amount payable for its respective STI award. The 2017 STI awards will have the same structure as the 2016 STI awards, and the respective metrics and assessment of performance against the set targets will be disclosed retrospectively in the Compensation Report. Final 2017 STI awards will be subject to shareholder approval at the 2018 AGM.
> Refer to “Overview of 2016 Short-Term Incentive awards” for more details on the structure of STI awards.
2017 Long-Term Incentive (LTI) awards
Each Executive Board member is provided with an LTI Opportunity, which represents the maximum amount payable for its respective LTI award. The LTI Opportunity is structured to reward the achievement of the long-term business plan and the long-term target returns for shareholders. The initial size of the LTI Opportunity is determined at a level that, when combined with the base salary and STI Opportunity for the same calendar year, represents a competitive level of total compensation for the role of the particular Executive Board member in line with market levels. In setting the design elements of the LTI award, the Compensation Committee examines the competitive landscape annually, including overall compensation levels. The decision to set the maximum LTI Opportunity at 425% of base salary for 2017 was driven by consideration of the market values for certain Executive Board member positions, as provided by the Compensation Committee’s independent compensation adviser, McLagan. The maximum LTI Opportunity for the CEO remains unchanged at 250% of base salary, and it is not intended to raise the maximum opportunity for all Executive Board member positions, as evidenced by the moderate increase in the request for total maximum LTI compensation from CHF 49 million to CHF 52 million. The initial LTI Opportunity is defined as a number of Credit Suisse Group AG registered shares calculated on the basis of the Credit Suisse Group share price at the time of grant. The subsequent payout of the LTI award is based on performance outcomes over a period of three years, measured from the beginning of the year for which the award was granted. The distribution of the award takes place on the third, fourth and fifth anniversaries of the grant date.
In its review of the performance metrics used for the 2016 LTI awards, the Compensation Committee considered, in particular, feedback from shareholders, and decided to refine the performance metrics and respective weightings as shown in the chart “Overview of 2017 Long-Term Incentive awards”. The weighting of the market-based metric RTSR has been increased to 50% for all Executive Board members, to further reflect the importance of aligning compensation with shareholder returns. For the CEO and functional heads, the remaining 50% weighting is based on a Group cost target (15% weighting), the Group CET1 ratio and CET1 leverage ratio (10%), as well as divisional performance targets (25% weighting), which consist of performance targets relating to the adjusted pre-tax income of Swiss Universal Bank, International Wealth Management and Asia Pacific, the adjusted return on regulatory capital for Global Markets and Investment Banking & Capital Markets, and the adjusted pre-tax loss of the Strategic Resolution Unit. The divisional performance targets have been introduced for the CEO and functional heads, to provide a closer link between compensation and business performance. For divisional heads, the Group cost target, CET1 ratio and CET1 leverage ratio account for a 30% weighting in the quantitative performance assessment, and division-specific metrics such as adjusted pre-tax income or adjusted return on regulatory capital account for the remaining 20% weighting. For the purposes of evaluating the Executive Board’s contribution to the achievement of satisfactory financial results for the Group, the Compensation Committee considers the adjusted results to be a more accurate reflection of operating results and therefore a more appropriate basis for the purposes of establishing compensation. Adjusted results are non-GAAP financial measures that exclude goodwill impairment, real estate transactions, business sales, restructuring expenses, and major litigation provisions.
> Refer to “Reconciliation of adjusted results” in II – Operating and financial review – Credit Suisse for further information.

Overview of 2017 Long-Term Incentive awards

Key features

- Rewards achievement of long-term business plan and long-term returns for shareholders
- Maximum opportunity is expressed as a percentage of base salary taking into account role, market experience and geography
  - For 2017, the maximum opportunity range is between 125% and 425% of base salary
- Payout levels subject to threshold, target and maximum performance outcomes measured against pre-determined Group and divisional targets over three years:
  - Maximum performance: 100%
  - Target performance: 80%
  - Threshold performance: 25%
  - Below threshold: 0%
- Payout levels with respect to Relative Total Shareholder Return ranking are shown in the chart "Payout levels (RTSR)"
- Delivery in the form of shares with performance vesting three years from grant date and delivery in three equal tranches on the third, fourth and fifth anniversaries of the grant date

Performance Criteria[1]

Performance criteria and weighting (%)	CEO	Divisional Head	Functional Head
Relative Total Shareholder Return (RTSR)	50%	50%	50%
CET1 ratio/CET1 leverage ratio	10%	10%	10%
Cost target	15%	20%	15%
Divisional performance	25%[2]	20%[3]	25%[2]

Payout levels (RTSR)

(Credit Suisse Group RTSR ranked vs peers[4])

Payout Level (%)
100
75
50
25
0
0%
10%
25%
50%
75%
100%
#17–19
#14–16
#11–13
#8–10
#5–7
#1–4
Achievement Level – Ranking vs Peers

Example of 2017 LTI award

2017
2018
2019
2020
2021
2022
LTI measurement period
shares delivered: 1/3 in Jan 2020
shares delivered: 1/3 in Jan 2021
shares delivered: 1/3 in Jan 2022
LTI award
Performance vesting

[2] Divisional performance is measured using the following criteria: (i) adjusted pre-tax income of Swiss Universal Bank, International Wealth Management and Asia Pacific (15% weighting), (ii) adjusted return on regulatory capital for Global Markets and Investment Banking & Capital Markets (5% weighting), and (iii) adjusted pre-tax loss for the Strategic Resolution Unit (5% weighting).

[3] Divisional performance is measured using the following criteria: (i) adjusted pre-tax income and adjusted return on regulatory capital for Swiss Universal Bank, International Wealth Management and Asia Pacific, (ii) adjusted return on regulatory capital for Global Markets and Investment Banking & Capital Markets, and (iii) risk-weighted assets, leverage exposure and adjusted pre-tax loss for the Strategic Resolution Unit.

[4] See "Types of awards in 2017" for complete list of peer group.

In terms of the RTSR metric, a group of 18 peers have been chosen based on size, geographic scope and business mix, to provide the benchmark for comparison of performance. This group consists of Banco Santander, Bank of America, Barclays, BBVA, BNP Paribas, Citigroup, Deutsche Bank, Goldman Sachs, ING Group, Intesa Sanpaolo, JPMorgan Chase, Julius Bär, Morgan Stanley, Nordea Bank, Royal Bank of Scotland, Société Générale, Standard Chartered and UBS. RTSR is measured based on a ranked approach and a payout level of 100% requires a Credit Suisse Group TSR ranking within the top four of the peer group, whereas a ranking of eight to ten would result in a payout level of 50%.
> Refer to the “Payout levels (RTSR)” in the chart “Overview of 2017 Long-Term Incentive awards” for more details on payout levels with respect to rankings.
For each of the internal performance targets at the Group and divisional levels, the Board approved “Threshold”, “Target” and Maximum” achievement levels over the 2017-2019 performance cycle, which would result in payouts of 25%, 80%, and 100% of the maximum opportunity amount, respectively. The performance against targets will be disclosed retrospectively.
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
– CEO: 350,000 shares; and
– Other Executive Board members: 150,000 shares.
The thresholds include all Group shares held by or on behalf of these executive employees, including unvested share-based awards. All affected executive employees are restricted from selling shares, or from receiving their share-based awards in the form of cash, until they fulfill the minimum share ownership requirements. The Group prohibits all employees from entering into transactions to hedge the value of outstanding share-based awards but allows employees to hedge awards that have already vested. Pledging of unvested, or vested and undistributed share-based awards is also prohibited, except with the approval of the Compensation Committee.
Cash settlement of share awards
The Executive Board members are permitted to elect, at a predefined date in advance of settlement, to receive their vested share-based awards in the form of shares, cash or 50% in the form of shares and 50% in cash, in each case based on the Group share price at the time of settlement. An election to receive cash is subject to reversal if at the time of settlement the Group share price is less than 75% of the share price at the time of election. The timing and pricing of settlement will be the same as under the previous award plan and as under the plans of the non-Executive Board population. This cash settlement option does not apply to deferred share-based awards granted to all other employees as of December 31, 2016, which will continue to be settled in the form of Group shares.
Contract lengths, termination and change in control provisions
All members of the Executive Board have employment contracts with the Group which are valid until terminated. The notice period for termination of employment by either the Group or the respective Executive Board member is six months. In the event of termination, there are no contractual provisions that allow for the payment of severance awards to Executive Board members beyond the regular compensation awarded during the notice period. Pre-defined conditions for all employees, including Executive Board members, apply for the payment of outstanding deferred compensation awards, depending on whether the termination of employment was voluntary, involuntary or the result of a change in control. There are no other contracts, agreements or arrangements with the members of the Executive Board that provide for other types of payments or benefits in connection with termination of employment that are not generally available to other employees of the Group.
In the case of a change in control, the treatment of outstanding awards for all employees, including Executive Board members, will be determined by the Board upon recommendation of the Compensation Committee with the aim of maximizing shareholder value, subject to circumstances and prevailing market conditions. There are no provisions in the employment contracts of Executive Board members or any other pre-determined arrangements that require the payment of any type of extraordinary benefits, including special severance awards or transaction premia, in the case of a change in control.
Former Executive Board members (audited)
Some former members of the Group’s most senior executive body who no longer provide services to the Group are still eligible to receive office infrastructure and secretarial support. These services are based on existing resources and are not used on a regular basis. During 2016, former Executive Board members received total compensation of CHF 8.0 million for services they continued to perform after they stepped down from the Executive Board. A total of CHF 9.7 million was paid during 2016 to former Executive Board members pursuant to non-compete arrangements agreed upon in 2015.
Executive Board shareholdings, loans and other outstanding awards
Executive Board shareholdings
The table “Executive Board holdings and values of deferred share-based awards by individual” discloses the shareholdings of the Executive Board members, their immediate family and companies in which they have a controlling interest, as well as the value of the unvested share-based compensation awards held by Executive Board members as of December 31, 2016.
The value of share-based compensation awards granted to Executive Board members in prior years varies depending on the Group share price and other factors influencing the fair value of the award. The cumulative value of these unvested share-based awards as of December 31, 2016 was on average 26% lower than at the grant date value of the awards.
Other outstanding awards
As of December 31, 2016, the outstanding cash-based deferred compensation awards granted to certain Executive Board members in prior years were the 2008 PAF, the COF, CCA, the 2012 and 2013 LTI awards and a deferred cash award granted to Mr. Chin for his former role before joining the Executive Board. The cumulative value of such cash-based awards at their grant dates was CHF 22.64 million compared to CHF 24.24 million as of December 31, 2016. These amounts also include the cash value of dividend equivalents related to unvested share awards at their respective grant dates and at December 31, 2016.

Executive Board holdings and values of deferred share-based awards by individual
end of	Number of owned shares	[1]	Number of unvested share awards	Number of owned shares and unvested share awards	Value of unvested awards at grant (CHF)	Value of unvested awards as of December 31 (CHF)
2016
Tidjane Thiam	81,927		956,854	1,038,781	19,218,952	13,979,637
James L. Amine	262,706		960,430	1,223,136	17,584,172	13,107,481
Pierre-Olivier Bouée	3,614		342,802	346,416	6,496,732	5,008,337
Romeo Cerutti	286,688		298,820	585,508	5,513,136	4,070,471
Brian Chin	109,013		692,600	801,613	14,516,015	10,118,886
Peter Goerke	17,640		198,863	216,503	3,907,775	2,905,388
Thomas Gottstein	64,318		243,555	307,873	4,577,173	3,430,375
Iqbal Khan	40,282		264,939	305,221	4,916,102	3,753,931
David R. Mathers	70,573		515,650	586,223	9,322,737	7,013,704
Joachim Oechslin	32,345		247,226	279,571	4,759,240	3,521,532
Helman Sitohang	244,895		727,512	972,407	13,138,543	10,045,960
Lara Warner	92,043		277,851	369,894	5,252,574	3,844,714
Total	1,306,044		5,727,102	7,033,146	109,203,151	80,800,416
2015
Tidjane Thiam	–		677,368	677,368	14,322,470	14,692,112
James L. Amine	118,982		601,098	720,080	13,448,466	13,037,816
Pierre-Olivier Bouée	–		73,307	73,307	1,885,249	1,590,029
Romeo Cerutti	219,539		122,417	341,956	2,727,390	2,655,225
Peter Goerke	–		79,034	79,034	1,843,536	1,714,247
Thomas Gottstein	–		98,344	98,344	2,174,771	2,133,081
Iqbal Khan	13,358		99,516	112,874	2,098,706	2,158,502
David R. Mathers	35,063		215,170	250,233	4,793,822	4,667,037
Joachim Oechslin	17,099		97,982	115,081	2,124,889	2,125,230
Timothy P. O’Hara	29,079		579,567	608,646	13,521,795	12,570,808
Helman Sitohang	5,992		406,124	412,116	9,145,242	8,808,830
Lara Warner	29,313		158,244	187,557	3,658,283	3,432,312
Total	468,425		3,208,171	3,676,596	71,744,619	69,585,229
1 Includes shares that were initially granted as deferred compensation and have vested.
Executive Board loans (audited)
The majority of loans outstanding to Executive Board members are mortgages or loans against securities. Such loans are made on the same terms available to employees under the Group’s employee benefit plans. Each Executive Board member may be granted individual credit facilities or loans up to a maximum of CHF 20 million. As of December 31, 2016, 2015 and 2014, outstanding loans to Executive Board members amounted to CHF 25 million, CHF 26 million and CHF 5 million, respectively. The number of individuals with outstanding loans at the beginning and the end of 2016 was 7 and 8, respectively, and the highest loan outstanding was CHF 7 million to Mr. Gottstein.
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

Board of Directors compensation
Governance
The governance of the compensation to members of the Board is set forth in the AoA and in the OGR. The annual compensation paid to members of the Board, including the Chairman, is approved by the Board, based on the recommendation of the Compensation Committee for the period from the current AGM to the following year’s AGM. The total aggregate amount of Board compensation is subject to approval by the shareholders pursuant to the Compensation Ordinance and the AoA. In the case of the Chairman’s compensation and the additional fees for the committee chairmen, the Board member concerned does not participate in the recommendation involving his or her own compensation.
Changes to the Board composition in 2016
At the 2016 AGM, Sebastian Thrun stepped down from the Board and Alexander Gut and Joaquin J. Ribeiro were elected as new members of the Board.
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
Fees paid to Board members are in the form of cash and Group shares, which are blocked and non-transferable for a period of four years. This ensures that the interests of Board members are closely aligned to the interests of shareholders. The base board and committee membership fees are paid 50% in cash and 50% in Group shares in arrears in two equal installments, except for the Chairman and committee chairmen as described below.
Membership fees
Membership	Annual fee (in CHF)
Board of Directors – base fee	250,000
Audit Committee	150,000
Chairman's and Governance Committee	100,000
Compensation Committee	100,000
Risk Committee	100,000
Compensation of the Chairman
The Chairman’s role is a full time appointment, for which he is paid an annual base board fee of CHF 3.0 million in cash (divided into 12 monthly payments) plus a chair fee of CHF 1.5 million in Group shares delivered in one installment at the end of the current board period. The Chairman is also eligible to receive benefits from and makes contributions to the Group pension fund in line with local market practice for the Group. For the period from the 2016 AGM to the 2017 AGM, the Chairman proposed to voluntarily waive 50% or CHF 0.75 million of his chair fee of CHF 1.5 million, and this proposal was approved by the Board. The total compensation paid to the Chairman reflects his full-time status and active role in shaping the Group’s strategy, governing the Group’s affairs, engaging and maintaining a close working relationship with the CEO and senior management, and providing counsel and support, where appropriate. The Chairman coordinates the Board’s activities, works with the committee chairmen to coordinate the tasks of the committees and ensures that Board members are provided with sufficient information to perform their duties. The Chairman drives the Board agenda on key topics such as the strategic development of the Group, corporate culture, succession planning and the structure and organization of the Group. The Chairman also steers the agenda on compensation and compensation structure, including the performance evaluation and compensation of the CEO and the Executive Board. He chairs the Board, the Chairman’s and Governance Committee and the shareholder meetings and takes an active role in representing the Group to regulators and supervisors, key shareholders, investors, and other external stakeholders. Moreover, he is a member of several Swiss and international industry associations on behalf of the Group, including the Swiss Bankers Association, the Swiss Finance Council, the Institute of International Finance and the European Banking Group.
Compensation of the Lead Independent Director and the Vice-Chairs
Noreen Doyle, as Lead Independent Director and Vice-Chair, and Richard E. Thornburgh as Vice-Chair do not receive additional compensation for these roles. Both individuals are members of the Chairman’s and Governance Committee, however, for which they receive an annual committee fee of CHF 100,000.
Compensation of the committee chairmen
Jean Lanier, Richard E. Thornburgh and John Tiner, each in the role of committee chairman of the Compensation, Risk and Audit Committees, respectively, receive chair fees, reflecting the greater responsibility and time commitment required to perform the role of a committee chairman, which is considered to be a significant part-time role. For 2016, the chair fee was CHF 200,000 for the chairman of the Compensation Committee, CHF 580,000 for the chairman of the Audit Committee and CHF 420,000 for the chairman of the Risk Committee. The chair fees for the Audit and Risk Committee Chairmen were adjusted downwards from the prior year to better reflect market levels for these roles and also in consideration of separate fees paid to these individuals for subsidiary board roles. These fees are fixed in advance and are not linked to the Group’s financial performance. The chair fees are paid 50% in cash and 50% in Group shares in one installment at the end of the current board period. In addition to the greater time commitment required to prepare and lead the committee work, the chair fees consider the engagement of the three committee chairmen throughout the year with global regulators, shareholders, the business divisions and corporate functions and other stakeholders. Regulatory developments in the banking industry in recent years have put increasing demands on the Risk and Audit Committee chairmen, in particular, increasing the frequency of interaction with the Group’s main regulators on internal control, risk, capital and other matters under the supervision of these committees. Similarly, the greater focus of shareholders and regulators on compensation has resulted in an increased number of engagements between the Compensation Committee chairman and large shareholders and shareholder groups, as well as with regulators. The Audit Committee chair fee also considers the greater number of meetings required of the Audit Committee for the review and approval of the quarterly financial results and related filings (e.g. 16 meetings and calls held during 2016) and the Audit Committee chairman’s supervisory role over the Internal Audit function. The Head of Internal Audit has a direct reporting line to the Audit Committee chairman and is required to deliver regular reports to the Audit Committee. The Risk Committee chair fee considers the regular interaction required between the Risk Committee chairman and the Group chief risk officer and other senior managers in the risk management function, as well as his oversight role over the strengthened Credit Risk Review function, which reports directly to him.
> Refer to the table “Members of the Board and Board committees” in Corporate Governance – Board of Directors for further information.
> Refer to “Credit risk governance” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk coverage and management – Credit risk for further information on the Credit Risk Review function.
Compensation of Board members serving on subsidiary boards
A number of Board members also serve as members on the boards of Group subsidiary companies. This practice is consistent with the Group’s legal entity governance principles, which aim to foster a close alignment of the Group’s governance practices and those of its significant subsidiary companies. The Group’s subsidiary companies and respective board members as of December 31, 2016 were as follows:
Credit Suisse (Schweiz) AG
– Alexandre Zeller, board chair (subject to election at the 2017 AGM of the Group);
– Alexander Gut, board member and audit committee chair;
– Andreas Koopmann, board member;
– Urs Rohner, board member; and
– Severin Schwan, board member.
Credit Suisse International (CSI) / Credit Suisse Securities (Europe) Limited (CSSEL)
– Noreen Doyle, board chair.
Credit Suisse Holdings (USA) Inc.
– Richard E. Thornburgh, board chair; and
– John Tiner, board member.
With the exception of the Chairman, Board members may receive separate fees for serving on subsidiary boards, in addition to their Board fees, and are generally paid in cash. These fees are approved by the respective subsidiary boards and are subject to ratification by the Board and included in the total amount of compensation of members of the Board proposed for approval by shareholders at the AGM. The Chairman does not receive separate fees for board memberships in other Group companies, as this is considered to be included as part of the Chairman’s compensation. In 2016, Board members Alexander Gut, Andreas Koopmann and Severin Schwan did not receive separate fees for their subsidiary board membership of Credit Suisse (Schweiz) AG.
Former members of the Board
Two former members of the Board are eligible to receive office infrastructure and secretarial support. These services are based on existing resources and are not used on a regular basis. No additional fees, severance payments or other forms of compensation were paid to former members of the Board or related parties during 2016.

Board compensation from the 2016 AGM to the 2017 AGM (audited)
in	Base board fee	Committee fee	Chair fees	Subsidiary board fees	Total compen- sation	[1]	Awarded in cash	% of total compen- sation	Awarded in Group shares	[2]	% of total compen- sation
2016 (CHF)
Urs Rohner, Chairman [3]	3,000,000	–	750,000	–	3,980,929		3,230,929	81%	750,000		19%
Jassim Bin Hamad J.J. Al Thani [4]	250,000	–	–	–	250,000		125,000	50%	125,000		50%
Iris Bohnet [4]	250,000	100,000	–	–	350,000		175,000	50%	175,000		50%
Noreen Doyle [4,5]	250,000	200,000	–	252,000	702,000		477,000	68%	225,000		32%
Alexander Gut	250,000	150,000	–	–	400,000		200,000	50%	200,000		50%
Andreas N. Koopmann [4]	250,000	200,000	–	–	450,000		225,000	50%	225,000		50%
Jean Lanier, Chairman of the Compensation Committee [4,6]	250,000	200,000	200,000	–	650,000		325,000	50%	325,000		50%
Seraina (Maag) Macia [4]	250,000	150,000	–	–	400,000		200,000	50%	200,000		50%
Kai S. Nargolwala [4]	250,000	200,000	–	–	450,000		225,000	50%	225,000		50%
Joaquin J. Ribeiro	250,000	150,000	–	–	400,000		200,000	50%	200,000		50%
Severin Schwan [4]	250,000	100,000	–	–	350,000		175,000	50%	175,000		50%
Richard E. Thornburgh, Chairman of the Risk Committee [4,7]	250,000	350,000	420,000	274,510	1,294,510		784,510	61%	510,000		39%
John Tiner, Chairman of the Audit Committee [4,8]	250,000	350,000	560,000	137,255	1,297,255		717,255	55%	580,000		45%
Total	6,000,000	2,150,000	1,930,000	663,765	10,974,694		7,059,694	64%	3,915,000		36%
1
At the 2016 AGM, shareholders approved a maximum amount of total compensation to be awarded to Board members until the 2017 AGM of CHF 12 million. For the total compensation awarded to members of the Board, the Group will make payments of CHF 0.5 million for the 2016/2017 Board period to cover the mandatory employer social security contributions as required under the social security laws applicable to the individual Board members based on their domicile and employment status. These contributions do not form part of the Board members' compensation.

2
As per December 31, 2016, one-half of the Board member fees to be awarded in Group shares have been delivered to Board members. The applicable Group share price was CHF 14.39. The remaining shares will be delivered to Board members at or around the date of the 2017 AGM and the share price for this second share delivery will be determined at that time. Group shares are subject to a four-year blocking period.

3
The chair fee of the Chairman is set at CHF 1.5 million to be awarded as 100% Group shares. For the period from the 2016 AGM to the 2017 AGM, the Chairman proposed to voluntarily waive 50% or CHF 0.75 million of his Chair fee and this proposal was approved by the Board. The total compensation of the Chairman includes benefits for the period from the 2016 to the 2017 AGM of CHF 230,929, including pension and health insurance benefits and lump sum expenses.

4
All members of the Board are awarded an annual base board fee and a committee fee for their respective committee membership for the period from one AGM to the next, i.e., from April 29, 2016 to April 28, 2017. Except for the Chairman, who receives his base board fee in 12 monthly installments throughout this period, Board member fees are paid in two installments of cash and Group shares, which are made approximately six and twelve months after the AGM respectively. As of the date of the 2017 AGM, these total combined fees will have been paid in cash (60%) and Group shares (40%).

5
In addition to the base board and committee fees, which were awarded as 50% cash and 50% Group shares, a subsidiary board fee of GBP 200,000 (CHF 252,000) was awarded in cash to Noreen Doyle as a non-executive director and chair of two of the Group's UK subsidiaries, Credit Suisse International and Credit Suisse Securities (Europe) Limited.

6 In addition to his base board and committee fees, Jean Lanier is awarded a chair fee of CHF 200,000 as Compensation Committee Chairman; the chair fee is awarded as 50% cash and 50% Group shares.
7
In addition to his base board and committee fees, Richard E. Thornburgh was awarded a chair fee of CHF 420,000 as Risk Committee Chairman; the chair fee was awarded as 50% cash and 50% Group shares. Furthermore, Richard E. Thornburgh was awarded a subsidiary board fee of USD 280,000 (CHF 274,510) in cash as a non-executive director and chair of Credit Suisse Holdings (USA), Inc., a US subsidiary.

8
In addition to his base board and committee fees, John Tiner was awarded a chair fee of CHF 560,000 as Audit Committee Chairman; the chair fee was awarded as 50% cash and 50% Group shares. Furthermore, John Tiner was awarded a subsidiary board fee of USD 140,000 (CHF 137,255) in cash as a non-executive director and audit and risk committee member of Credit Suisse Holdings (USA), Inc., a US subsidiary.

Board compensation from the 2015 AGM to the 2016 AGM (audited)
in	Base board fee	Committee fee	Chair fees	Subsidiary board fees	Total compen- sation	[1]	Awarded in cash	% of total compen- sation	Awarded in Group shares	[2]	% of total compen- sation
2015 (CHF)
Urs Rohner, Chairman [3]	3,000,000	–	–	–	3,225,956		3,225,956	100%	–		0%
Jassim Bin Hamad J.J. Al Thani [4]	250,000	–	–	–	250,000		125,000	50%	125,000		50%
Iris Bohnet [4,5]	250,000	100,000	–	–	369,783		194,783	53%	175,000		47%
Noreen Doyle [4,6]	250,000	250,000	–	280,000	780,000		530,000	68%	250,000		32%
Andreas N. Koopmann [4]	250,000	200,000	–	–	450,000		225,000	50%	225,000		50%
Jean Lanier, Chairman of the Compensation Committee [4,7]	250,000	200,000	200,000	–	650,000		325,000	50%	325,000		50%
Seraina (Maag) Macia [4]	250,000	150,000	–	–	400,000		200,000	50%	200,000		50%
Kai S. Nargolwala [4]	250,000	200,000	–	–	450,000		225,000	50%	225,000		50%
Severin Schwan [4]	250,000	100,000	–	–	350,000		175,000	50%	175,000		50%
Richard E. Thornburgh, Chairman of the Risk Committee [4,8]	250,000	350,000	583,333	116,667	1,300,000		708,333	54%	591,667		46%
Sebastian Thrun [4]	250,000	100,000	–	–	350,000		175,000	50%	175,000		50%
John Tiner, Chairman of the Audit Committee [4,8]	250,000	350,000	641,667	58,333	1,300,000		679,167	52%	620,833		48%
Total	5,750,000	2,000,000	1,425,000	455,000	9,875,739		6,788,239	69%	3,087,500		31%
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

7 In addition to his base board and committee fees, Jean Lanier is awarded a chair fee of CHF 200,000 as Compensation Committee Chairman; the chair fee is awarded as 50% cash and 50% Group shares.
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

Utilization of Board compensation approved at the 2016 AGM
At the 2016 AGM, shareholders approved an aggregate amount of compensation to be paid to members of the Board for the period from the 2016 AGM to the 2017 AGM of CHF 12 million. Of this amount, a total of CHF 11 million will have been paid to Board members by the time of the 2017 AGM, of which CHF 10.3 million related to fees for Board membership and CHF 0.7 million related to fees paid to certain Board members for subsidiary board membership.
Board compensation proposed for approval at the 2017 AGM
Pursuant to the Compensation Ordinance and the AoA, the AGM approves on an annual basis the compensation of the Board in advance as a maximum amount for the period until the next ordinary AGM. Accordingly, the Board will submit the following proposal to the shareholders at the 2017 AGM:
Approval of the compensation of the Board for the period from the 2017 AGM to the 2018 AGM
The Board proposes to approve an aggregate amount of compensation to be paid to members of the Board for the period from the 2017 AGM to the 2018 AGM of no more than CHF 12.5 million. The total amount consists of base board fees, committee fees, chair fees, subsidiary board fees and (if applicable) pension benefits and other benefits as specified in the section “Board of Directors Compensation”. The proposed amount excludes any legally required employer contributions to social security systems. The increase of CHF 0.5 million compared to the prior period is in consideration of the amount of fees to be paid to Board members who are also serving on the boards of the Group’s significant subsidiary companies, in particular fees related to board membership for Credit Suisse (Schweiz) AG, for which no separate fees were paid to existing Board members in the period from the 2016 AGM to the 2017 AGM. In addition, as of the 2017 AGM and subject to his election, Mr. Alexandre Zeller, chairman of Credit Suisse (Schweiz) AG, will become a new Board member. Under the rules of the Ordinance and our AoA subsidiary board fees must be included in the maximum amount of compensation of the Board proposed for approval by shareholders at the 2017 AGM, even if these are not directly related to the performance of the respective Board roles. Of the aggregate amount proposed of CHF 12.5 million, no more than approximately CHF 11 million is intended to be paid to Board members for their Board roles and no more than approximately CHF 1.5 million is intended to be paid to Board members for their roles as board members in subsidiary companies.
Board shareholdings and loans
Board shareholdings
The table below discloses the shareholdings of the Board members, their immediate family and companies in which they have a controlling interest. As of December 31, 2016, there were no Board members with outstanding options.
Board shareholdings by individual
in	2016	2015
December 31 (shares) [1]
Urs Rohner	197,861	244,868
Jassim Bin Hamad J.J. Al Thani	35,809	26,404
Iris Bohnet	38,287	25,120
Noreen Doyle	70,883	52,998
Alexander Gut	7,865	–
Andreas N. Koopmann	81,746	60,944
Jean Lanier	96,318	75,799
Seraina (Maag) Macia	19,700	4,653
Kai S. Nargolwala	226,362	209,434
Joaquin J. Ribeiro	7,865	–
Severin Schwan	82,803	65,601
Richard E. Thornburgh	225,038	194,089
John Tiner	140,910	107,866
Total	1,231,447	1,067,776	[2]
1 Includes Group shares that are subject to a blocking period of up to four years; includes shareholdings of immediate family members.
2 Excludes 6,850 shares held by Sebastian Thrun as of December 31, 2015, who did not stand for re-election to the Board as of April 27, 2016.
Board loans
The majority of loans outstanding to members of the Board are mortgages or loans against securities. Such loans are made to Board members on the same terms available to third-party clients. Each member of the Board may be granted individual credit facilities or loans up to a maximum of CHF 20 million at market conditions. As of December 31, 2016, 2015 and 2014, outstanding loans to Board members amounted to CHF 10 million, CHF 8 million and CHF 16 million, respectively.
Board members with loans, including the Chairman, do not benefit from employee conditions, but are subject to conditions applied to clients with a comparable credit standing. Unless otherwise noted, all loans to Board members are made in the ordinary course of business and substantially on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons. Such loans do not involve more than the normal risk of collectability or present other unfavorable features. In addition to the loans listed below, the Group or any of its banking subsidiaries may enter into financing and other banking agreements with companies in which current Board members have a significant influence as defined by the SEC. Examples include holding executive and/or board level roles in these companies. Unless otherwise noted, loans extended by the Group to such companies are also made in the ordinary course of business and at prevailing market conditions. As of December 31, 2016, 2015 and 2014, there was no loan exposure to such related party companies that was not made in the ordinary course of business and at prevailing market conditions.
> Refer to “Banking relationships with Board and Executive Board Members and related party transactions” in Corporate Governance for further information.

Board loans by individual (audited)
in	2016	2015
December 31 (CHF)
Urs Rohner	4,830,000	4,915,000
Alexander Gut	30,000	–
Andreas N. Koopmann	4,195,000	1,775,000
Seraina (Maag) Macia	976,000	984,000
Total	10,031,000	7,674,000
Includes loans to immediate family members and companies, in which the respective Board member has an ownership stake of 50% or higher.
Discontinued compensation plans
The Group has discontinued compensation instruments with leverage components. A summary of the principal forms of awards granted in prior years, which have since been discontinued but are still outstanding, are described in the following overview. For certain plans, the Group retains the right to settle the instruments in cash or in shares at its discretion.
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

Report of the Independent Registered Public Accounting Firm
Report of the Independent Registered Public Accounting FirmCredit Suisse Group AG, ZurichWe have audited the accompanying consolidated balance sheets of Credit Suisse Group AG and subsidiaries (the “Group”) as of December31, 2016 and 2015, and the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for each of the years in the threeyear period ended December31, 2016. These consolidated financial statements are the responsibility of the Group’s management and the Board of Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December31, 2016 and 2015, and the results of their operations and their cash flows for each of the years in the threeyear period ended December31, 2016, in conformity with U.S.generally accepted accounting principles.We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December31, 2016, based on criteria established in Internal Control Integrated Framework2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), and our report dated March 24, 2017 expressed an unqualified opinion on the effectiveness of the Group's internal control over financial reporting. KPMG AGNicholas EdmondsAnthony AnzevinoLicensed Audit ExpertGlobal Lead PartnerAuditor in ChargeZurich, SwitzerlandMarch 24, 2017

[this page intentionally left blank]

Consolidated financial statements
Consolidated statements of operations
	Reference to notes	in
		2016	2015	2014
Consolidated statements of operations (CHF million)
Interest and dividend income	6	17,374	19,341	19,061
Interest expense	6	(9,812)	(10,042)	(10,027)
Net interest income	6	7,562	9,299	9,034
Commissions and fees	7	11,092	12,044	13,051
Trading revenues	8	313	1,340	2,026
Other revenues	9	1,356	1,114	2,131
Net revenues		20,323	23,797	26,242
Provision for credit losses	10	252	324	186
Compensation and benefits	11	10,572	11,546	11,334
General and administrative expenses	12	9,770	8,574	9,534
Commission expenses		1,455	1,623	1,561
Goodwill impairment	21	0	3,797	0
Restructuring expenses	13	540	355	–
Total other operating expenses		11,765	14,349	11,095
Total operating expenses		22,337	25,895	22,429
Income/(loss) from continuing operations before taxes		(2,266)	(2,422)	3,627
Income tax expense	28	441	523	1,405
Income/(loss) from continuing operations		(2,707)	(2,945)	2,222
Income from discontinued operations, net of tax	4	0	0	102
Net income/(loss)		(2,707)	(2,945)	2,324
Net income/(loss) attributable to noncontrolling interests		3	(1)	449
Net income/(loss) attributable to shareholders		(2,710)	(2,944)	1,875
of which from continuing operations		(2,710)	(2,944)	1,773
of which from discontinued operations		0	0	102
Basic earnings per share (CHF)
Basic earnings/(loss) per share from continuing operations	14	(1.32)	(1.73)	0.99
Basic earnings per share from discontinued operations	14	0.00	0.00	0.06
Basic earnings/(loss) per share	14	(1.32)	(1.73)	1.05
Diluted earnings per share (CHF)
Diluted earnings/(loss) per share from continuing operations	14	(1.32)	(1.73)	0.98
Diluted earnings per share from discontinued operations	14	0.00	0.00	0.06
Diluted earnings/(loss) per share	14	(1.32)	(1.73)	1.04
Consolidated statements of comprehensive income
in	2016	2015	2014
Comprehensive income/(loss) (CHF million)
Net income/(loss)	(2,707)	(2,945)	2,324
Gains/(losses) on cash flow hedges	(20)	16	(20)
Foreign currency translation	515	(1,156)	2,287
Unrealized gains/(losses) on securities	1	(4)	12
Actuarial gains/(losses)	394	(661)	(1,253)
Net prior service credit/(cost)	36	155	(63)
Gains/(losses) on liabilities related to credit risk	(1,043)	–	–
Other comprehensive income/(loss), net of tax	(117)	(1,650)	963
Comprehensive income/(loss)	(2,824)	(4,595)	3,287
Comprehensive income/(loss) attributable to noncontrolling interests	(2)	(19)	540
Comprehensive income/(loss) attributable to shareholders	(2,822)	(4,576)	2,747
The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated balance sheets
	Reference to notes	end of
		2016	2015
Assets (CHF million)
Cash and due from banks		121,161	92,328
of which reported at fair value		200	89
of which reported from consolidated VIEs		369	1,693
Interest-bearing deposits with banks		772	867
of which reported at fair value		26	2
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	15	134,839	123,049
of which reported at fair value		87,331	83,565
of which reported from consolidated VIEs		0	53
Securities received as collateral, at fair value		32,564	28,511
of which encumbered		30,762	27,940
Trading assets, at fair value	16	165,150	190,737
of which encumbered		52,322	62,559
of which reported from consolidated VIEs		2,744	2,372
Investment securities	17	2,489	3,090
of which reported at fair value		2,489	3,090
of which reported from consolidated VIEs		511	1,009
Other investments	18	6,777	7,021
of which reported at fair value		4,096	4,237
of which reported from consolidated VIEs		2,006	1,986
Net loans	19	275,976	272,995
of which reported at fair value		19,528	20,820
of which encumbered		132	108
of which reported from consolidated VIEs		284	1,312
allowance for loan losses		(938)	(866)
Premises and equipment	20	4,711	4,644
of which reported from consolidated VIEs		199	327
Goodwill	21	4,913	4,808
Other intangible assets	22	213	196
of which reported at fair value		138	112
Brokerage receivables		33,431	34,542
Other assets	23	36,865	58,017
of which reported at fair value		9,383	25,627
of which encumbered		257	671
of which reported from consolidated VIEs		2,617	14,451
Total assets		819,861	820,805
The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated balance sheets (continued)
	Reference to notes	end of
		2016	2015
Liabilities and equity (CHF million)
Due to banks	24	22,800	21,054
of which reported at fair value		437	482
Customer deposits	24	355,833	342,705
of which reported at fair value		3,576	3,663
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	15	33,016	46,598
of which reported at fair value		19,634	32,398
Obligation to return securities received as collateral, at fair value		32,564	28,511
Trading liabilities, at fair value	16	44,930	48,971
of which reported from consolidated VIEs		18	27
Short-term borrowings		15,385	8,657
of which reported at fair value		4,061	3,112
of which reported from consolidated VIEs		1	81
Long-term debt	25	193,315	197,608
of which reported at fair value		72,868	80,931
of which reported from consolidated VIEs		1,759	14,826
Brokerage payables		39,852	39,452
Other liabilities	23	39,855	42,231
of which reported at fair value		9,493	11,754
of which reported from consolidated VIEs		244	836
Total liabilities		777,550	775,787
Common shares		84	78
Additional paid-in capital		32,131	31,925
Retained earnings		25,954	29,139
Treasury shares, at cost		0	(125)
Accumulated other comprehensive income/(loss)	26	(16,272)	(16,635)
Total shareholders' equity		41,897	44,382
Noncontrolling interests		414	636
Total equity		42,311	45,018

Total liabilities and equity		819,861	820,805
	Reference to notes	end of
		2016	2015
Additional share information
Par value (CHF)		0.04	0.04
Authorized shares [1]		2,797,379,244	2,666,152,845
Common shares issued	26	2,089,897,378	1,957,379,244
Treasury shares	26	0	(5,910,224)
Shares outstanding	26	2,089,897,378	1,951,469,020
1 Includes issued shares and unissued shares (conditional, conversion and authorized capital).
The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated statements of changes in equity
	Attributable to shareholders
	Common shares	Additional paid-in capital		Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income/ (loss)	Total share- holders' equity	Non- controlling interests	Total equity
2016 (CHF million)
Balance at beginning of period	78	31,925		29,139	(125)	(16,635)	44,382	636	45,018
Purchase of subsidiary shares from non- controlling interests, changing ownership	–	(13)		–	–	–	(13)	(6)	(19)
Purchase of subsidiary shares from non- controlling interests, not changing ownership [1,2]	–	–		–	–	–	–	(103)	(103)
Sale of subsidiary shares to noncontrolling interests, not changing ownership [2]	–	–		–	–	–	–	112	112
Net income/(loss)	–	–		(2,710)	–	–	(2,710)	3	(2,707)
Cumulative effect of accounting changes, net of tax	–	–		(475)	–	475	–	–	–
Total other comprehensive income/(loss), net of tax	–	–		–	–	(112)	(112)	(5)	(117)
Issuance of common shares	6	1,661		–	–	–	1,667	–	1,667
Sale of treasury shares	–	7		–	16,160	–	16,167	–	16,167
Repurchase of treasury shares	–	–		–	(16,197)	–	(16,197)	–	(16,197)
Share-based compensation, net of tax	–	178	[3]	–	162	–	340	–	340
Financial instruments indexed to own shares [4]	–	(164)		–	–	–	(164)	–	(164)
Dividends paid	–	(1,435)	[5]	–	–	–	(1,435)	–	(1,435)
Changes in scope of consolidation, net	–	–		–	–	–	–	(194)	(194)
Other	–	(28)		–	–	–	(28)	(29)	(57)
Balance at end of period	84	32,131		25,954	0	(16,272)	41,897	414	42,311
2015 (CHF million)
Balance at beginning of period	64	27,007		32,083	(192)	(15,003)	43,959	1,042	45,001
Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	–		–	–	–	–	(381)	(381)
Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–		–	–	–	–	55	55
Net income/(loss)	–	–		(2,944)	–	–	(2,944)	(1)	(2,945)
Total other comprehensive income/(loss), net of tax	–	–		–	–	(1,632)	(1,632)	(18)	(1,650)
Issuance of common shares	14	6,731		–	–	–	6,745	–	6,745
Sale of treasury shares	–	(37)		–	18,789	–	18,752	–	18,752
Repurchase of treasury shares	–	–		–	(19,761)	–	(19,761)	–	(19,761)
Share-based compensation, net of tax	–	(321)		–	1,039	–	718	–	718
Financial instruments indexed to own shares	–	(106)		–	–	–	(106)	–	(106)
Dividends paid	–	(1,137)		–	–	–	(1,137)	–	(1,137)
Changes in scope of consolidation, net	–	–		–	–	–	–	(58)	(58)
Other	–	(212)		–	–	–	(212)	(3)	(215)
Balance at end of period	78	31,925		29,139	(125)	(16,635)	44,382	636	45,018
1 Distributions to owners in funds include the return of original capital invested and any related dividends.
2 Transactions with and without ownership changes related to fund activity are all displayed under "not changing ownership".
3 Includes a net tax charge of CHF (110) million from the excess recognized compensation expense over fair value of shares delivered.
4
Includes certain call options the Group purchased on its own shares to economically hedge share-based compensation awards. In accordance with US GAAP, these call options were designated as equity instruments and, as such, were initially recognized in shareholders' equity at their fair values and not subsequently remeasured.

5 Paid out of capital contribution reserves.
The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated statements of changes in equity (continued)
	Attributable to shareholders
	Common shares	Additional paid-in capital	Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income/ (loss)	Total share- holders' equity	Non- controlling interests	Total equity
2014 (CHF million)
Balance at beginning of period	64	27,853	30,261	(139)	(15,875)	42,164	5,002	47,166
Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	238	–	–	–	238	(2,143)	(1,905)
Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–	–	–	–	–	39	39
Net income/(loss)	–	–	1,875	–	–	1,875	449	2,324
Total other comprehensive income/(loss), net of tax	–	–	–	–	872	872	91	963
Issuance of common shares	–	297	–	–	–	297	–	297
Sale of treasury shares	–	(15)	–	9,409	–	9,394	–	9,394
Repurchase of treasury shares	–	–	–	(10,197)	–	(10,197)	–	(10,197)
Share-based compensation, net of tax	–	(105)	–	735	–	630	–	630
Financial instruments indexed to own shares	–	(80)	–	–	–	(80)	–	(80)
Dividends paid	–	(1,177)	(53)	–	–	(1,230)	(22)	(1,252)
Changes in redeemable noncontrolling interests	–	2	–	–	–	2	–	2
Changes in scope of consolidation	–	–	–	–	–	–	(2,378)	(2,378)
Other	–	(6)	–	–	–	(6)	4	(2)
Balance at end of period	64	27,007	32,083	(192)	(15,003)	43,959	1,042	45,001
The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated statements of cash flows
in	2016	2015	2014
Operating activities of continuing operations (CHF million)
Net income/(loss)	(2,707)	(2,945)	2,324
(Income)/loss from discontinued operations, net of tax	0	0	(102)
Income/(loss) from continuing operations	(2,707)	(2,945)	2,222
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities of continuing operations (CHF million)
Impairment, depreciation and amortization	937	4,889	1,285
Provision for credit losses	252	324	186
Deferred tax provision/(benefit)	(193)	32	684
Share of net income/(loss) from equity method investments	(65)	(134)	134
Trading assets and liabilities, net	21,100	26,245	(5,513)
(Increase)/decrease in other assets	9,611	11,395	6,062
Increase/(decrease) in other liabilities	(1,255)	(22,805)	(23,876)
Other, net	(905)	(1,933)	1,196
Total adjustments	29,482	18,013	(19,842)
Net cash provided by/(used in) operating activities of continuing operations	26,775	15,068	(17,620)
Investing activities of continuing operations (CHF million)
(Increase)/decrease in interest-bearing deposits with banks	117	349	275
(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	(7,056)	36,964	11,685
Purchase of investment securities	(88)	(376)	(1,060)
Proceeds from sale of investment securities	14	19	930
Maturities of investment securities	363	908	340
Investments in subsidiaries and other investments	(1,403)	(594)	(1,264)
Proceeds from sale of other investments	1,737	1,938	1,553
(Increase)/decrease in loans	(3,745)	(5,446)	(23,604)
Proceeds from sales of loans	2,468	1,579	1,255
Capital expenditures for premises and equipment and other intangible assets	(1,164)	(1,102)	(1,056)
Proceeds from sale of premises and equipment and other intangible assets	55	13	1
Other, net	749	409	606
Net cash provided by/(used in) investing activities of continuing operations	(7,953)	34,661	(10,339)
The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated statements of cash flows (continued)
in	2016	2015	2014
Financing activities of continuing operations (CHF million)
Increase/(decrease) in due to banks and customer deposits	10,267	(29,149)	26,040
Increase/(decrease) in short-term borrowings	6,594	(18,148)	3,509
Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(14,525)	(22,149)	(31,001)
Issuances of long-term debt	52,984	77,858	74,159
Repayments of long-term debt	(47,132)	(49,365)	(36,471)
Issuances of common shares	725	6,035	297
Sale of treasury shares	16,167	18,752	9,394
Repurchase of treasury shares	(16,197)	(19,761)	(10,197)
Dividends paid	(493)	(427)	(1,252)
Other, net	377	186	(1,192)
Net cash provided by/(used in) financing activities of continuing operations	8,767	(36,168)	33,286
Effect of exchange rate changes on cash and due from banks (CHF million)
Effect of exchange rate changes on cash and due from banks	1,244	(582)	5,790
Net cash provided by/(used in) discontinued operations (CHF million)
Net cash provided by/(used in) discontinued operations	0	0	(460)
Net increase/(decrease) in cash and due from banks (CHF million)
Net increase/(decrease) in cash and due from banks	28,833	12,979	10,657

Cash and due from banks at beginning of period	92,328	79,349	68,692
Cash and due from banks at end of period	121,161	92,328	79,349
Supplemental cash flow information
in	2016	2015	2014
Cash paid for income taxes and interest (CHF million)
Cash paid for income taxes	662	1,010	1,502
Cash paid for interest	9,136	10,208	9,527
Assets acquired and liabilities assumed in business acquisitions (CHF million)
Fair value of assets acquired	0	3	143
Fair value of liabilities assumed	0	0	29
Assets and liabilities sold in business divestitures (CHF million)
Assets sold	425	35	687
Liabilities sold	383	7	1,084
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
Principles of consolidation
The consolidated financial statements include the financial statements of the Group and its subsidiaries. The Group’s subsidiaries are entities in which it holds, directly or indirectly, more than 50% of the voting rights or where it exercises control. The Group consolidates limited partnerships in cases where it is the general partner and the limited partners do not have either substantive kick out rights and/or substantive participating rights or is a limited partner with substantive rights to kick out the general partner or dissolve the partnership and participate in significant decisions made in the ordinary course of business. The Group also consolidates VIEs where the Group is the primary beneficiary in accordance with Accounting Standards Codification (ASC) Topic 810 – Consolidation. The effects of material intercompany transactions and balances have been eliminated.
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
For the purpose of consolidation, the assets and liabilities of Group companies with functional currencies other than the Swiss franc are translated into Swiss franc equivalents using year-end spot foreign exchange rates, whereas revenues and expenses are translated using the weighted average foreign exchange rate for the year. Translation adjustments arising from consolidation are included in accumulated other comprehensive income/(loss) (AOCI) within total shareholders’ equity. Cumulative translation adjustments are released from AOCI and recorded in the consolidated statements of operations when the Group disposes and loses control of a consolidated foreign subsidiary.
Fair value measurement and option
The fair value measurement guidance establishes a single authoritative definition of fair value and sets out a framework for measuring fair value. The fair value option creates an alternative measurement treatment for certain financial assets and financial liabilities. The fair value option can be elected at initial recognition of the eligible item or at the date when the Group enters into an agreement which gives rise to an eligible item (e.g., a firm commitment or a written loan commitment). If not elected at initial recognition, the fair value option can be applied to an item upon certain triggering events that give rise to a new basis of accounting for that item. The application of the fair value option to a financial asset or a financial liability does not change its classification on the face of the balance sheet and the election is irrevocable. Changes in fair value resulting from the election are recorded in trading revenues.
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
Reverse repurchase and repurchase agreements are netted if they are with the same counterparty, have the same maturity date, settle through the same clearing institution and are subject to the same enforceable master netting agreement.
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
Recognition of an impairment on equity securities is recorded in the consolidated statements of operations if a decline in fair value below the cost basis of an investment is considered other-than-temporary. The Group generally considers unrealized losses on equity securities to be other-than-temporary if the fair value has been below cost for more than six months or has decreased by more than 20% below cost.
Recognition of an impairment for debt or equity securities establishes a new cost basis, which is not adjusted for subsequent recoveries.
Unrealized losses on available-for-sale securities are recognized in the consolidated statements of operations when a decision has been made to sell a security.

Other investments
Other investments include equity method investments and non-marketable equity securities such as private equity, hedge funds, and restricted stock investments, certain investments in non-marketable mutual funds for which the Group has neither significant influence nor control over the investee, real estate held for investment and the life finance business.
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
Premises and equipment
Premises and equipment, with the exception of land, are carried at cost less accumulated depreciation.
Buildings are depreciated on a straight-line basis over their estimated useful lives, generally 40 to 67 years, and building improvements are depreciated on a straight-line basis over their estimated useful lives, generally not exceeding five to ten years. Land is carried at historical cost and is not depreciated. Leasehold improvements, such as alterations and improvements to rented premises, are depreciated on a straight-line basis over the shorter of the lease term or estimated useful life, which generally does not exceed ten years. Equipment, such as computers, machinery, furnishings, vehicles and other tangible fixed assets, is depreciated using the straight-line method over its estimated useful lives, generally three to ten years. Certain leasehold improvements and equipment, such as data center power generators, may have estimated useful lives greater than ten years.
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
Other intangible assets may be acquired individually or as part of a group of assets assumed in a business combination. Other intangible assets include but are not limited to: patents, licenses, copyrights, trademarks, branch networks, mortgage servicing rights, customer base and deposit relationships. Acquired intangible assets are initially measured at the amount of cash disbursed or the fair value of other assets distributed. Other intangible assets that have a finite useful life are amortized over that period. Other intangible assets acquired after January 1, 2002 that are determined to have an indefinite useful life are not amortized; instead they are tested for impairment annually, or more frequently if events or changes in circumstances indicate that the indefinite intangible asset may be impaired. Mortgage servicing rights are included in non-amortizing other intangible assets and are carried at fair value, with changes in fair value recognized through earnings in the period in which they occur. Mortgage servicing rights represent the right to perform specified mortgage servicing activities on behalf of third parties. Mortgage servicing rights are either purchased from third parties or retained upon sale of acquired or originated loans.
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
The Group actively manages interest rate risk and foreign currency risk on vanilla debt through the use of derivative contracts, primarily interest rate and currency swaps. In particular, fixed rate debt is hedged with receive-fixed, pay-floating interest rate swaps. The Group elected to fair value this fixed rate debt upon implementation of the fair value option on January 1, 2007, with changes in fair value recognized as a component of trading revenues, except for changes in fair value attributed to own credit risk, which, since 2016, are recorded in other comprehensive income, net of tax, and recycled to trading revenue when the debt is de-recognized. The Group did not elect to apply the fair value option to fixed-rate debt issued by the Group since January 1, 2008 and instead applies hedge accounting per the guidance of ASC Topic 815 – Derivatives and Hedging.
The Group’s long-term debt also includes various equity-linked and other indexed instruments with embedded derivative features, whose payments and redemption values are linked to commodities, stocks, indices, currencies or other assets. The Group elected to account for substantially all of these instruments at fair value. Changes in the fair value of these instruments are recognized as a component of trading revenues, except for changes in fair value attributed to own credit risk, which is recorded in other comprehensive income, net of tax, and recycled to trading revenue when the debt is de-recognized.
Other liabilities
Guarantees
In cases where the Group acts as a guarantor, the Group recognizes in other liabilities, at the inception of a guarantee, a liability for the fair value of the obligations undertaken in issuing such a guarantee, including its ongoing obligation to perform over the term of the guarantee in the event that certain events or conditions occur.
Pensions and other post-retirement benefits
Credit Suisse sponsors a number of post-employment benefit plans for its employees worldwide, which include defined benefit pension plans and other post-employment benefits. The major plans are located in Switzerland, the UK and the US.
The Group uses the projected unit credit actuarial method to determine the present value of its projected benefit obligations (PBO) and the current and past service costs or credits related to its defined benefit and other post-retirement benefit plans. The measurement date used to perform the actuarial valuation is December 31 and is performed by independent qualified actuaries.
Certain key assumptions are used in performing the actuarial valuations. These assumptions must be made concerning the future events that will determine the amount and timing of the benefit payments and thus require significant judgment and estimates by Group management. This includes making assumptions with regard to discount rates, salary increases, interest rate on savings balances, expected long-term rate of return on plan assets and mortality (future life expectancy).
The assumed discount rates reflect the rates at which the pension benefits could be effectively settled. These rates are determined based on yield curves, constructed from high-quality corporate bonds currently available and observable in the market and are expected to be available during the period to maturity of the pension benefits. In countries where there is no deep market in high-quality corporate bonds with longer durations, the best available market information, including governmental bond yields and risk premiums, is used to construct the yield curve.
Salary increases are determined by reviewing historical practice and external market data as well as considering internal projections.
The interest rate on savings balances is applicable only to the Credit Suisse Swiss pension plan (Swiss pension plan). The Board of Trustees of the Swiss pension plan sets the interest rate to be applied on the accumulated savings balance on an annual basis. Credit Suisse estimates the future interest rate on savings balances, taking into consideration actions and rates approved by the Board of Trustees of the Swiss pension plan and expected future changes in the interest rate environment based on the yield curve used for the discount rate.
The expected long-term rate of return on plan assets is determined on a plan-by-plan basis, taking into account asset allocation, historical rate of return, benchmark indices for similar-type pension plan assets, long-term expectations of future returns and investment strategy.
Mortality assumptions are based on standard mortality tables and standard models and methodologies for projecting future improvements to mortality as developed and published by external independent actuarial societies and actuarial organizations.
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
2 Recently issued accounting standards
Recently adopted accounting standards
ASC Topic 205 – Presentation of Financial Statements
In August 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-15, “Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern” (ASU 2014-15), an update to ASC Topic 205 – Presentation of Financial Statements. The amendments in ASU 2014-15 provide guidance in US GAAP about management’s responsibility to evaluate whether there are conditions and events, considered in the aggregate, that raise substantial doubt about an entity’s ability to continue as a going concern and to provide related disclosures in the notes to the financial statements. The amendments reduce diversity in the timing and content of such disclosures. The adoption of ASU 2014-15 did not have an impact on the Group’s financial position, results of operations and cash flows.
ASC Topic 718 – Compensation – Stock Compensation
In June 2014, the FASB issued ASU 2014-12, “Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period” (ASU 2014-12), an update to Accounting Standards Codification (ASC) Topic 718 – Compensation – Stock Compensation. The amendments in ASU 2014-12 require that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. The adoption of ASU 2014-12 on January 1, 2016 did not have a material impact on the Group’s financial position, results of operations and cash flows.
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
ASC Topic 825 – Financial Instruments – Overall
In January 2016, the FASB issued ASU 2016-01, “Recognition and Measurement of Financial Assets and Financial Liabilities” (ASU 2016-01), an update to ASC Topic 825 – Financial Instruments – Overall. The amendments in ASU 2016-01 address certain aspects of recognition, measurement, presentation and disclosure of financial instruments. The amendments primarily affect the accounting for equity investments, financial liabilities under the fair value option and the presentation and disclosure requirements for financial instruments. ASU 2016-01 is effective for annual reporting periods beginning after December 15, 2017, and for the interim periods within those annual reporting periods. Early adoption of the full standard is not permitted; however, certain sections of ASU 2016-01 relating to fair value option-elected financial liabilities can be early adopted in isolation. These amendments to ASU 2016-01 require the changes in fair value relating to instrument-specific credit risk of fair value option elected financial liabilities to be presented separately in AOCI. The Group has early adopted these sections of the update on January 1, 2016. As a result of adoption, a reclassification of a gain from retained earnings to AOCI of CHF 475 million, net of tax, was recorded. The Group is currently evaluating the impact of the adoption of the remaining sections of ASU 2016-01 on the Group’s financial position, results of operations and cash flows.
ASC Topic 835 – Interest
In April 2015, the FASB issued ASU 2015-03, “Simplifying the Presentation of Debt Issuance Costs” (ASU 2015-03), an update to ASC Subtopic 835-30, “Interest – Imputation of Interest”. Under ASU 2015-03, an entity presents debt issuance costs in the balance sheet as a direct deduction from the related debt liability rather than an asset. The adoption of ASU 2015-03 on January 1, 2016 resulted in a reduction to both total assets and total liabilities of CHF 541 million, however, retrospective application was deemed immaterial and, as such, prior periods were not restated.
Standards to be adopted in future periods
ASC Topic 230 – Statement of Cash Flows
In August 2016, the FASB issued ASU 2016-15, “Classification of Certain Cash Receipts and Cash Payments (a consensus of the Emerging Issues Task Force)” (ASU 2016-15), an update to ASC Topic 230 – Statement of Cash Flows. The amendments in ASU 2016-15 provide guidance regarding classification of certain cash receipts and payments where diversity in practice was observed. ASU 2016-15 is required to be applied retrospectively to all periods presented beginning in the year of adoption. ASU 2016-15 is effective for annual reporting periods beginning after

December 15, 2017, and for the interim periods within those annual reporting periods. Early adoption is permitted, including adoption in an interim period. The Group is currently evaluating the impact of the adoption of ASU 2016-15 on the Group’s financial position, results of operations and cash flows.
ASC Topic 326 – Financial Instruments – Credit Losses
In June 2016, the FASB issued ASU 2016-13, “Measurement of Credit Losses on Financial Instruments” (ASU 2016-13), creating ASC Topic 326 – Financial Instruments – Credit Losses. ASU 2016-13 is intended to improve financial reporting by requiring timelier recording of credit losses on financial assets measured at amortized cost basis (including, but not limited to loans), net investments in leases recognized as lessor and off-balance sheet credit exposures. ASU 2016-13 eliminates the probable initial recognition threshold under the current incurred loss methodology for recognizing credit losses. Instead, ASU 2016-13 requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. The Group will incorporate forward-looking information and macroeconomic factors into its credit loss estimates. ASU 2016-13 requires enhanced disclosures to help investors and other financial statement users to better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of an organization’s portfolio. As the Group is a US Securities and Exchange Commission (SEC) filer, ASU 2016-13 is effective for annual reporting periods beginning after December 15, 2019, and for the interim periods within those annual reporting periods. Early application will be permitted for annual reporting periods and for the interim periods within those annual reporting periods, beginning after December 15, 2018.
The Group has established a cross-functional implementation team and governance structure for the project. The Group has decided on a current expected credit loss (CECL) methodology while it is adjusting for key interpretive issues. Furthermore, the Group will continue to monitor the initial scope assessment, as a basis to determine the requirements and data sourcing of the CECL models, and to design, build and test the models until the effective date.
The Group expects that the new CECL methodology would generally result in increased and more volatile allowance for loan losses. The main impact drivers include:
– the remaining life of the loans measured at amortized cost and the off-balance sheet credit exposures at the adoption date because of the new requirement to measure lifetime expected credit losses;
– the point of time in the economic cycle at the adoption date because of the new requirement to incorporate reasonable and supportable forward looking information and macroeconomic factors; and
– the credit quality of the loans measured at amortized cost and the off-balance sheet credit exposures at the adoption date.
Upon adoption of the standard, the Group expects an adjustment to be posted to retained earnings for any changes in loan losses. As the implementation progresses, the Group will continue to evaluate the extent of the impact of the adoption of ASU 2016-13 on the Group’s financial position, results of operations and cash flows.
ASC Topic 350 – Intangibles - Goodwill and Other
In January 2017, the FASB issued ASU 2017-04, “Simplifying the Test for Goodwill Impairment” (ASU 2017-04), an update to ASC Topic 805 – Business Combinations. ASU 2017-04 simplifies the subsequent measurement of goodwill by eliminating step two from the goodwill impairment test. ASU 2017-04 is effective for annual reporting periods beginning after December 15, 2019, and for the interim periods within those annual reporting periods. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. ASU 2017-04 is to be applied on a prospective basis. The Group does not expect the adoption of ASU 2017-04 to have a material impact on the financial position, results of operations and cash flows.
ASC Topic 606 – Revenue from Contracts with Customers
In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers” (ASU 2014-09), an update to ASC Topic 606 – Revenue from Contracts with Customers. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU outlines key steps that an entity should follow to achieve the core principle. ASU 2014-19, as amended by ASU 2015-14 “Deferral of the Effective Date”, ASU 2016-08 “Principal versus Agent Considerations (Reporting Revenue Gross versus Net)”, ASU 2016-10 “Identifying Performance Obligations and Licensing”, ASU 2016-11 “Rescission of SEC Guidance Because of Accounting Standards Updates 2014-09 and 2014-16 Pursuant to Staff Announcements at the March 3, 2016 EITF Meeting” and ASU 2016-12 “Narrow-Scope Improvements and Practical Expedients” and ASU 2016-20 “Technical Corrections and Improvements”, is effective for the annual reporting period beginning after December 15, 2017, and for the interim periods within those annual reporting periods.
The Group has established a cross-functional implementation team and governance structure for the project. The Group’s implementation efforts include the identification of revenue within the scope of the guidance, as well as the evaluation of revenue contracts under the new guidance. The guidance does not apply to revenue associated with financial instruments, including loans and securities that are accounted for under other US GAAP guidance. The Group has not yet identified any material changes in the timing and amount of revenue recognition however this evaluation remains ongoing. The new guidance eliminates industry specific guidance and as a result will have an impact on the gross versus net presentation of certain income and expenses, for example a change from net to gross reporting of underwriting expenses. The Group is currently assessing the impact of these presentation changes. Although implementation efforts are ongoing, the Group does not expect the new revenue recognition guidance to have a material impact on the financial position, results of operations and cash flows.
ASC Topic 715 – Compensation – Retirement Benefits
In March 2017, the FASB issued ASU 2017-07, “Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost” (ASU 2017-07), an update to ASC Topic 715 – Compensation – Retirement Benefits. The amendments in ASU 2017-07 require that the service cost component of the net periodic benefit cost be presented in the same income statement line item(s) as other employee compensation costs arising from services rendered during the period. Other components of the net periodic benefit cost should be reported separately from the line item(s) that includes the service cost and outside of any subtotal of operating income.
ASU 2017-07 is effective for annual reporting periods beginning after December 15, 2017, and for the interim periods within those annual reporting periods. Early adoption is permitted. The Group is currently evaluating the impact of the adoption of ASU 2017-07 on the Group’s financial position, results of operations and cash flows.
ASC Topic 718 – Compensation – Stock Compensation
In March 2016, the FASB issued ASU 2016-09, “Improvements to Employee Share-Based Payment Accounting” (ASU 2016-09), an update to ASC Topic 718 – Compensation—Stock Compensation. The amendments in ASU 2016-09 provide simplification updates for several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. The adoption of ASU 2016-09 on January 1, 2017 resulted in the recognition of previously unrecorded deferred tax asset net operating loss balances which arose due to prior tax windfalls that did not immediately result in cash tax savings. The adjustment resulted in an increase in retained earnings of CHF 85 million upon adoption.
ASC Topic 740 – Income Taxes
In October 2016, the FASB issued ASU 2016-16, “Intra-Entity Transfers of Assets Other Than Inventory” (ASU 2016-16), an update to ASC Topic 740 – Income Taxes. The amendments in ASU 2016-16 eliminate the exception for an intra-entity transfer of an asset other than inventory. ASU 2016-16 is required to be applied on a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings as of the beginning of the period of adoption. ASU 2016-16 is effective for annual reporting periods beginning after December 15, 2017, and for the interim periods within those annual reporting periods. Early adoption is permitted. The Group is currently evaluating the impact of the adoption of ASU 2016-16 on the Group’s financial position, results of operations and cash flows.
ASC Topic 842 – Leases
In February 2016, the FASB issued ASU 2016-02, “Leases” (ASU 2016-02), creating ASC Topic 842 – Leases. ASU 2016-02 sets out the principles for the recognition, measurement, presentation and disclosure of leases for both lessees and lessors. ASU 2016-02 also includes disclosure requirements to provide more information about the amount, timing and uncertainty of cash flows arising from leases. Lessor accounting is substantially unchanged compared to the current accounting guidance. Under the current lessee accounting model the Group is required to distinguish between finance leases, which are recognized on balance sheet, and operating leases, which are not. ASU 2016-02 will require lessees to present a right-of-use asset and a corresponding lease liability on the balance sheet for all leases with a lease term of greater than twelve months. ASU 2016-02 is effective for annual reporting periods beginning after December 15, 2018, and for the interim periods within those annual reporting periods.
The Group has established a cross-functional implementation team and governance structure for the project. The Group is currently reviewing its existing contracts to determine the impact of the adoption of ASU 2016-02. The Group expects an increase in total assets and total liabilities as a result of recognizing right-of-use assets and lease liabilities for all leases under the new guidance and is currently evaluating the extent of the impact of the adoption of ASU 2016-02 on the Group’s results of operations and cash flows.
3 Business developments, significant shareholders and subsequent events
The Group’s significant business developments for 2016 as well as the Group’s significant shareholders are discussed below.
Business developments and significant shareholders
Implementation of our strategy
As announced on March 23, 2016, we have implemented additional measures and adjusted financial objectives beyond those announced on October 21, 2015 to further lower our cost base, accelerate the risk-weighted assets and leverage reduction initiatives in the restructuring of our Global Markets business and further strengthen our capital position.
The additional measures included exiting the distressed credit, European securitized products trading and long-term illiquid financing businesses and making other business reductions. The assets from these impacted businesses were transferred to the Strategic Resolution Unit in the second quarter of 2016.
As also announced, in the second quarter of 2016 the Group consolidated its foreign exchange sales and trading business from

Global Markets into its trading operations within Swiss Universal Bank. The results of the sales and trading business continue to be split between Swiss Universal Bank and International Wealth Management.
A portion of the corporate loan portfolio managed by the Global Markets and Investment Banking & Capital Markets divisions was also transferred to the Strategic Resolution Unit in the second quarter of 2016. These transfers related to client lending relationship exits and exposure types that we do not consider consistent with the announced strategy.
In the second quarter of 2016, we also transferred from Global Markets to the Corporate Center a portfolio of positions containing tax risk to the Group that is managed by the Group’s corporate tax function.
As a result of the above strategic actions, prior period segment results have been reclassified to conform to the current presentation. These reclassifications had no impact on the net income/(loss) or the total shareholders’ equity of the Group.
Credit Suisse (Schweiz) AG
We registered a new Swiss legal entity under the name Credit Suisse (Schweiz) AG in 2015. This new legal entity is a wholly-owned subsidiary of Credit Suisse AG.
Credit Suisse (Schweiz) AG was established to support the realization of the Group’s strategic objectives, to further increase its resilience and to meet developing and future regulatory requirements related to the Swiss “Too Big To Fail” regime. The entity received its banking license as of October 14, 2016, and started its business operations as a standalone Swiss bank on November 20, 2016. As licensed Swiss banks, both Credit Suisse AG and Credit Suisse (Schweiz) AG will be subject to the same rules and standards including with respect to client protection, asset segregation and Swiss banking confidentiality.
In line with our strategy, we are also planning a partial IPO of Credit Suisse (Schweiz) AG by the end of 2017, market conditions permitting. Any such IPO would involve the sale of a minority stake and would be subject to, among other things, all necessary approvals and would be intended to generate/raise additional capital for Credit Suisse AG or Credit Suisse (Schweiz) AG.
York Capital Management
In November 2010, Credit Suisse’s Asset Management business acquired a significant noncontrolling economic interest in York Capital Management (York), a leading global event-driven hedge fund manager, from York’s owners. The transaction provided for earn-out payments based on the five-year financial performance by York and has been covered by the issuance of 27 million new shares of Credit Suisse Group AG (approximately 1% of the issued share capital) out of Credit Suisse Group’s authorized share capital in accordance with its articles of association on June 27, 2016.
Sale of distressed credit portfolio
On May 3, 2016, Credit Suisse announced the signing of a Master Purchase Agreement to sell USD 1.27 billion of credit assets including a part of the Credit Suisse distressed portfolio to TSSP, the credit and special situations platform of TPG, a global private investment firm. The Credit Suisse distressed portfolio purchased by TSSP is comprised of over 270 instruments across asset types and geographies relating to approximately 170 companies.
Transfer of US private banking business
In the first quarter of 2016, the Group completed the transfer of its US domestic private banking relationship managers and certain other staff to Wells Fargo’s brokerage business, Wells Fargo Advisors.
Significant shareholders registered in the share register
end of	2016			2015
	Number of shares (million)	Total nominal value (CHF million)	Share- holding (%)	Number of shares (million)	Total nominal value (CHF million)	Share- holding (%)
Direct shareholders [1]
Chase Nominees Ltd. [2]	335	13	16.03	313	13	15.99
Nortrust Nominees Ltd. [2]	113	5	5.39	–	–	–	[3]
The Bank of New York Mellon [2]	107	4	5.14	–	–	–	[3]
Crescent Holding GmbH	107	4	5.10	–	–	–	[3]
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
Information received from shareholders not registered in the share register
In addition to the shareholdings registered in the share register of the Group, the Group has obtained and reported to the SIX Swiss Exchange the following information directly from its shareholders in accordance with the notification requirements of the Swiss Federal Act on Financial Market Infrastructure and Market Conduct in Securities and Derivatives Trading (FMIA). These shareholders may hold their shareholdings in Group shares through a nominee.
In a disclosure notification that the Group published on September 16, 2016, the Group was notified that as of September 8,

2016, The Olayan Group held 111.3 million shares, or 5.41%, of the registered Group shares issued as of the date of the notified transaction.
In a disclosure notification that the Group published on November 9, 2013, the Group was notified that as of November 4, 2013, Harris Associates L.P. held 81.5 million shares, or 5.17%, of the registered Group shares issued as of the date of the notified transaction. No further disclosure notification was received from Harris Associates L.P. relating to holdings of registered Group shares in 2014, 2015 and 2016.
In a disclosure notification that the Group published on August 30, 2016, the Group was notified that as of August 25, 2016, Capital Group Companies, Inc. held in aggregate 99.2 million registered shares and American Depository Shares or a total of 5.051% voting rights of the registered Group shares issued as of the date of the notified transaction. In a disclosure notification that the Group published on January 28, 2017, the Group was notified that Capital Group Companies, Inc.’s shareholdings and voting rights of Group shares had fallen below the 5% threshold as of January 25, 2017.
In 2016, the Group received disclosure notifications from Norges Bank and Qatar Holding LLC that their holdings of registered Group shares had fallen below the 5% threshold.
Subsequent events
In March 2017, the Group increased its existing litigation provision by CHF 300 million in the Strategic Resolution Unit to reflect a settlement in principle to resolve the RMBS matter with the National Credit Union Administration Board (NCUA). At the Group level, this resulted in an after tax charge of CHF 272 million in respect of the Group’s previously reported 2016 financial results and its BIS look-through CET 1 ratio is 11.5%.
> Refer to “Note 39 – Litigation” for further information.
4 Discontinued operations
There were no operations that were discontinued in 2016 and 2015.
For operations discontinued in 2014, the revenues, expenses and gains from disposals were included in the results of the relevant segments. The reclassification of these revenues and expenses from the segment results to discontinued operations for Group reporting was effected through the Corporate Center.
The results of operations of the businesses sold have been reflected in income/(loss) from discontinued operations in the consolidated statements of operations for the relevant periods presented.
Income/(loss) from discontinued operations
in	2014
Operations-related (CHF million)
Net revenues	31
of which German private banking business	27
Operating expenses	35
of which German private banking business	33
Income tax expense/(benefit)	1
Income/(loss), net of tax	(5)
of which German private banking business	(6)
Transaction-related (CHF million)
Gain on disposal	200
of which German private banking business	109
of which CFIG	91
Operating expenses	54
of which German private banking business	48
Income tax expense/(benefit)	39
of which CFIG	42
Income/(loss), net of tax	107
of which German private banking business	61
of which CFIG	49
Discontinued operations – total (CHF million)
Income/(loss) from discontinued operations, net of tax	102
of which German private banking business	55
of which CFIG	49

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
The segment information reflects the Group’s six reportable segments, which are managed and reported on a pre-tax basis, as follows:
– The Swiss Universal Bank division offers comprehensive advice and a wide range of financial solutions to private, corporate and institutional clients primarily domiciled in the Group’s home market Switzerland. The private banking business serves >>>ultra-high-net-worth individuals (UHNWI), >>>high-net-worth individuals, >>>affluent and retail clients. The corporate and institutional banking business serves large corporate clients, small and medium-sized enterprises, institutional clients and financial institutions.
– The International Wealth Management division offers comprehensive advisory services and tailored investment and financing solutions to wealthy private clients and external asset managers in Europe, the Middle East, Africa and Latin America. The asset management business offers investment solutions and services globally to a broad range of clients, including pension funds, governments, foundations and endowments, corporations and individuals.
– The Asia Pacific division offers integrated private banking and investment banking financial solutions to wealthy individuals, institutional investors and corporate clients in the Asia Pacific region, empowered with the tools of the Group’s global resources. The division offers institutional investors access to broader financial markets and differentiated product offerings.
– The Global Markets division offers a broad range of financial products and services to client-driven businesses and also supports the Group’s global wealth management businesses and their clients. The suite of equities, solutions and credit products and services includes global securities sales, trading and execution, prime brokerage and comprehensive investment research. Clients include financial institutions, corporations, governments, institutional investors, such as pension funds and hedge funds, and private individuals around the world.
– The Investment Banking & Capital Markets division offers a broad range of investment banking services to corporations, financial institutions, financial sponsors and UHNWI and sovereign clients. The range of products and services includes advisory services related to mergers and acquisitions, divestitures, takeover defense mandates, business restructurings and spin-offs. The division also engages in debt and equity underwriting of public securities offerings and private placements.
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
Revenue sharing and cost allocation
Responsibility for each product is allocated to a specific segment, which records all related revenues and expenses. Revenue-sharing and service level agreements govern the compensation received by one segment for generating revenue or providing services on behalf of another. These agreements are negotiated periodically by the relevant segments on a product-by-product basis. The aim of revenue-sharing and service level agreements is to reflect the pricing structure of unrelated third-party transactions.
Corporate services and business support in finance, operations, human resources, legal, compliance, risk management and IT are provided by corporate functions, and the related costs are allocated to the segments and Corporate Center based on their requirements and other relevant measures.
Funding
The Group centrally manages its funding activities. New securities for funding and capital purposes are issued primarily by Credit Suisse AG, the direct bank subsidiary of the Group (the Bank). The Bank lends funds to its operating subsidiaries and affiliates on both a senior and subordinated basis, as needed, the latter typically to meet capital requirements, or as desired by management to capitalize on opportunities. Capital is distributed to the segments considering factors such as regulatory capital requirements, utilized economic capital and the historic and future potential return on capital.

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
Net revenues and income/(loss) from continuing operations before taxes
in	2016	2015	2014
Net revenues (CHF million)
Swiss Universal Bank	5,759	5,721	5,912
International Wealth Management	4,698	4,552	4,942
Asia Pacific	3,597	3,839	3,335
Global Markets	5,497	6,826	7,426
Investment Banking & Capital Markets	1,972	1,787	2,109
Strategic Resolution Unit	(1,271)	511	1,838
Corporate Center	71	561	680
Net revenues	20,323	23,797	26,242
Income/(loss) from continuing operations before taxes (CHF million)
Swiss Universal Bank	2,025	1,675	2,024
International Wealth Management	1,121	723	1,260
Asia Pacific	725	377	900
Global Markets	48	(1,931)	2,014
Investment Banking & Capital Markets	261	(314)	511
Strategic Resolution Unit	(5,759)	(2,652)	(3,107)
Corporate Center	(687)	(300)	25
Income/(loss) from continuing operations before taxes	(2,266)	(2,422)	3,627
Total assets
end of	2016	2015
Total assets (CHF million)
Swiss Universal Bank	228,363	220,359
International Wealth Management	91,083	96,085
Asia Pacific	97,221	85,929
Global Markets	239,700	234,276
Investment Banking & Capital Markets	20,784	18,712
Strategic Resolution Unit	80,297	100,823
Corporate Center	62,413	64,621
Total assets	819,861	820,805

Net revenues and income/(loss) from continuing operations before taxes by geographic location
in	2016	2015	2014
Net revenues (CHF million)
Switzerland	8,426	8,548	8,247
EMEA	2,064	3,846	4,358
Americas	7,217	8,470	11,097
Asia Pacific	2,616	2,933	2,540
Net revenues	20,323	23,797	26,242
Income/(loss) from continuing operations before taxes (CHF million)
Switzerland	2,111	1,746	401
EMEA	(2,460)	(1,464)	(562)
Americas	(1,573)	(2,877)	3,739
Asia Pacific	(344)	173	49
Income/(loss) from continuing operations before taxes	(2,266)	(2,422)	3,627
The designation of net revenues and income/(loss) from continuing operations before taxes is based on the location of the office recording the transactions. This presentation does not reflect the way the Group is managed.

Total assets by geographic location
end of	2016	2015
Total assets (CHF million)
Switzerland	248,496	221,372
EMEA	156,494	162,232
Americas	333,185	355,542
Asia Pacific	81,686	81,659
Total assets	819,861	820,805
The designation of total assets by region is based upon customer domicile.
6 Net interest income
in	2016	2015	2014
Net interest income (CHF million)
Loans	5,628	5,413	5,077
Investment securities	60	65	39
Trading assets	7,483	9,046	9,503
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	2,767	2,625	2,317
Other	1,436	2,192	2,125
Interest and dividend income	17,374	19,341	19,061
Deposits	(1,043)	(884)	(1,045)
Short-term borrowings	(84)	(105)	(119)
Trading liabilities	(3,602)	(3,854)	(3,938)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(1,387)	(1,264)	(1,042)
Long-term debt	(3,494)	(3,728)	(3,594)
Other	(202)	(207)	(289)
Interest expense	(9,812)	(10,042)	(10,027)
Net interest income	7,562	9,299	9,034

7 Commissions and fees
in	2016	2015	2014
Commissions and fees (CHF million)
Lending business	1,818	1,578	1,752
Investment and portfolio management	3,209	3,436	3,734
Other securities business	46	65	94
Fiduciary business	3,255	3,501	3,828
Underwriting	1,364	1,644	1,878
Brokerage	3,028	3,648	3,696
Underwriting and brokerage	4,392	5,292	5,574
Other services	1,627	1,673	1,897
Commissions and fees	11,092	12,044	13,051
8 Trading revenues
in	2016	2015	2014
Trading revenues (CHF million)
Interest rate products	6,231	2,965	5,888
Foreign exchange products	(2,529)	(1,121)	(4,398)
Equity/index-related products	(1,796)	(259)	275
Credit products	(2,124)	1	265
Commodity and energy products	177	(46)	(228)
Other products	354	(200)	224
Trading revenues	313	1,340	2,026
Represents revenues on a product basis which are not representative of business results within segments, as segment results utilize financial instruments across various product types.
Trading revenues include revenues from trading financial assets and liabilities as follows:
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
Trading revenues also include changes in the >>>fair value of financial assets and liabilities elected to fair value under US GAAP. The main components include certain instruments from the following categories:
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

9 Other revenues
in	2016		2015	2014
Other revenues (CHF million)
Noncontrolling interests without SEI	4		9	436
Loans held-for-sale	(51)		(19)	(4)
Long-lived assets held-for-sale	437	[1]	36	392
Equity method investments	208		243	252
Other investments	0		144	312
Other	758		701	743
Other revenues	1,356		1,114	2,131
1 Primarily reflects gains from the sale of real estate.
10 Provision for credit losses
in	2016	2015	2014
Provision for credit losses (CHF million)
Provision for loan losses	249	295	145
Provision for lending-related and other exposures	3	29	41
Provision for credit losses	252	324	186
11 Compensation and benefits
in	2016	2015	2014
Compensation and benefits (CHF million)
Salaries and variable compensation	9,165	10,051	9,884
Social security	697	788	793
Other [1]	710	707	657
Compensation and benefits	10,572	11,546	11,334
1 Includes pension and other post-retirement expense of CHF 384 million, CHF 359 million and CHF 361 million in 2016, 2015 and 2014, respectively.
12 General and administrative expenses
in	2016	2015	2014
General and administrative expenses (CHF million)
Occupancy expenses	1,004	1,022	1,177
IT, machinery, etc.	1,166	1,268	1,446
Provisions and losses	3,009	1,158	2,783
Travel and entertainment	328	381	353
Professional services	2,984	3,241	2,381
Amortization and impairment of other intangible assets	8	19	24
Other	1,271	1,485	1,370
General and administrative expenses	9,770	8,574	9,534

13 Restructuring expenses
In connection with the strategic review of the Group, restructuring expenses of CHF 540 million and CHF 355 million were recognized in 2016 and 2015, respectively. Restructuring expenses primarily include termination costs, expenses in connection with the acceleration of certain deferred compensation awards and real estate contract termination costs.
Restructuring expenses by segment
in	2016	2015
Restructuring expenses by segment (CHF million)
Swiss Universal Bank	60	42
International Wealth Management	54	36
Asia Pacific	53	3
Global Markets	217	96
Investment Banking & Capital Markets	28	22
Strategic Resolution Unit	121	156
Corporate Center	7	0
Total restructuring expenses	540	355
Restructuring expenses by type
in	2016	2015
Restructuring expenses by type (CHF million)
Compensation and benefits-related expenses	385	309
of which severance expenses	218	191
of which accelerated deferred compensation	140	87
of which pension expenses	27	31
General and administrative-related expenses	155	46
Total restructuring expenses	540	355
Restructuring provision
	2016			2015
	Compen- sation and benefits	General and administrative expenses	Total	Compen- sation and benefits	General and administrative expenses	Total
Restructuring provision (CHF million)
Balance at beginning of period	187	12	199	0	0	0
Net additional charges [1]	218	137	355	191	46	237
Utilization	(188)	(55)	(243)	(4)	(34)	(38)
Balance at end of period	217	94	311	187	12	199
1
The following items for which expense accretion was accelerated in 2016 and 2015 due to the restructuring of the Group are not included in the restructuring provision: unsettled share-based compensation of CHF 34 million and CHF 23 million, respectively, and unsettled pension obligations of CHF 27 million and CHF 31 million, respectively, which remain classified as a component of total shareholders’ equity; unsettled cash-based deferred compensation of CHF 106 million and CHF 64 million, respectively, which remain classified as compensation liabilities; and accelerated accumulated depreciation and impairment of CHF 18 million and CHF 0 million, respectively, which remain classified as premises and equipment. The settlement date for the unsettled share-based compensation remains unchanged at three years.

14 Earnings per share
in	2016		2015		2014
Basic net income/(loss) attributable to shareholders (CHF million)
Income/(loss) from continuing operations	(2,710)		(2,944)		1,773
Income from discontinued operations, net of tax	0		0		102
Net income/(loss) attributable to shareholders	(2,710)		(2,944)		1,875
Preferred securities dividends	–		–		(53)
Net income/(loss) attributable to shareholders for basic earnings per share	(2,710)		(2,944)		1,822
Available for common shares	(2,713)		(2,958)		1,743
Available for unvested share-based payment awards	3		14		79
Diluted net income/(loss) attributable to shareholders (CHF million)
Net income/(loss) attributable to shareholders for diluted earnings per share	(2,710)		(2,944)		1,822
Available for common shares	(2,713)		(2,958)		1,743
Available for unvested share-based payment awards	3		14		79
Weighted-average shares outstanding (million)
Weighted-average shares outstanding for basic earnings per share available for common shares	2,048.4		1,706.3		1,665.1
Dilutive share options and warrants	0.0		0.0		0.8
Dilutive share awards	0.0		0.0		12.2
Weighted-average shares outstanding for diluted earnings per share available for common shares [1]	2,048.4	[2]	1,706.3	[2]	1,678.1
Weighted-average shares outstanding for basic/diluted earnings per share available for unvested share-based payment awards	3.0		25.7		72.7
Basic earnings/(loss) per share available for common shares (CHF)
Basic earnings/(loss) per share from continuing operations	(1.32)		(1.73)		0.99
Basic earnings per share from discontinued operations	0.00		0.00		0.06
Basic earnings/(loss) per share available for common shares	(1.32)		(1.73)		1.05
Diluted earnings/(loss) per share available for common shares (CHF)
Diluted earnings/(loss) per share from continuing operations	(1.32)		(1.73)		0.98
Diluted earnings per share from continuing operations	0.00		0.00		0.06
Diluted earnings/(loss) per share available for common shares	(1.32)		(1.73)		1.04
1
Weighted-average potential common shares relating to instruments that were not dilutive for the respective periods (and therefore not included in the diluted earnings per share calculation above) but could potentially dilute earnings per share in the future were 11.3 million, 7.6 million and 8.9 million for 2016, 2015 and 2014, respectively.

2
Due to the net losses in 2016 and 2015, 3.2 million and 0.9 million, respectively, of weighted-average share options and warrants outstanding and 54.6 million and 47.8 million, respectively, of weighted-average share awards outstanding were excluded from the diluted earnings per share calculation, as the effect would be antidilutive.

15 Securities borrowed, lent and subject to repurchase agreements
end of	2016	2015
Securities borrowed or purchased under agreements to resell (CHF million)
Central bank funds sold and securities purchased under resale agreements	81,513	78,474
Deposits paid for securities borrowed	53,326	44,575
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	134,839	123,049
Securities lent or sold under agreements to repurchase (CHF million)
Central bank funds purchased and securities sold under repurchase agreements	26,106	36,754
Deposits received for securities lent	6,910	9,844
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	33,016	46,598
>>>Repurchase and >>>reverse repurchase agreements represent collateralized financing transactions used to earn net interest income, increase liquidity or facilitate trading activity. These instruments are collateralized principally by government securities, money market instruments and corporate bonds and have terms ranging from overnight to a longer or unspecified period of time.
In the event of counterparty default, the reverse repurchase agreement or securities lending agreement provides the Group with the right to liquidate the collateral held. In the Group’s normal course of business, substantially all of the collateral received that may be sold or repledged has been sold or repledged as of December 31, 2016 and 2015.
16 Trading assets and liabilities
end of	2016	2015
Trading assets (CHF million)
Debt securities	65,668	80,542
Equity securities	63,871	70,961
Derivative instruments [1]	26,782	28,365
Other	8,829	10,869
Trading assets	165,150	190,737
Trading liabilities (CHF million)
Short positions	24,565	25,485
Derivative instruments [1]	20,365	23,486
Trading liabilities	44,930	48,971
1 Amounts shown after counterparty and cash collateral netting.
Cash collateral on derivative instruments
end of	2016	2015
Cash collateral – netted (CHF million) [1]
Cash collateral paid	33,429	31,887
Cash collateral received	22,948	21,942
Cash collateral – not netted (CHF million) [2]
Cash collateral paid	5,705	7,921
Cash collateral received	11,497	13,989
1 Recorded as cash collateral netting on derivative instruments in Note 27 – Offsetting of financial assets and financial liabilities.
2 Recorded as cash collateral on derivative instruments in Note 23 – Other assets and other liabilities.

17 Investment securities
end of	2016	2015
Investment securities (CHF million)
Securities available-for-sale	2,489	3,090
Total investment securities	2,489	3,090
Investment securities by type
end of	2016				2015
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Investment securities by type (CHF million)
Debt securities issued by Swiss federal, cantonal or local governmental entities	241	18	0	259	273	21	0	294
Debt securities issued by foreign governments	1,309	34	0	1,343	1,382	34	0	1,416
Corporate debt securities	287	0	0	287	285	0	0	285
Residential mortgage-backed securities	497	0	0	497	750	0	0	750
Commercial mortgage-backed securities	14	0	0	14	259	0	0	259
Debt securities available-for-sale	2,348	52	0	2,400	2,949	55	0	3,004
Banks, trust and insurance companies	66	23	0	89	65	20	0	85
Industry and all other	0	0	0	0	1	0	0	1
Equity securities available-for-sale	66	23	0	89	66	20	0	86
Securities available-for-sale	2,414	75	0	2,489	3,015	75	0	3,090
Proceeds from sales, realized gains and realized losses from available-for-sale securities
in	2016		2015		2014
	Debt securities	Equity securities	Debt securities	Equity securities	Debt securities	Equity securities
Additional information (CHF million)
Proceeds from sales	9	4	1	17	915	15
Realized gains	0	0	0	2	17	1
Realized losses	0	0	0	0	(1)	0
Amortized cost, fair value and average yield of debt securities
	Debt securities available-for-sale
end of	Amortized cost	Fair value	Average yield (in %)
2016 (CHF million)
Due within 1 year	481	482	0.26
Due from 1 to 5 years	1,203	1,239	1.05
Due from 5 to 10 years	146	159	1.12
Due after 10 years	518	520	4.37
Total debt securities	2,348	2,400	1.63

18 Other investments
end of	2016	2015
Other investments (CHF million)
Equity method investments	3,121	2,876
Non-marketable equity securities [1]	1,731	2,000
Real estate held for investment [2]	268	412
Life finance instruments [3]	1,657	1,733
Total other investments	6,777	7,021
1
Includes private equity, hedge funds and restricted stock investments as well as certain investments in non-marketable mutual funds for which the Group has neither significant influence nor control over the investee.

2
As of December 31, 2016 and 2015, real estate held for investment included foreclosed or repossessed real estate of CHF 29 million and CHF 38 million, respectively, of which CHF 27 million and CHF 36 million, respectively were related to residential real estate.

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
The Group performs a regular impairment analysis of real estate portfolios. The carrying values of the impaired properties were written down to their respective fair values, establishing a new cost base. For these properties, the fair values were measured based on either discounted cash flow analyses or external market appraisals. Impairments of CHF 31 million, CHF 21 million and CHF 10 million were recorded in 2016, 2015 and 2014, respectively.
The accumulated depreciation related to real estate held for investment amounted to CHF 386 million, CHF 365 million and CHF 354 million for 2016, 2015 and 2014, respectively.

19 Loans, allowance for loan losses and credit quality
Loans are divided in two portfolio segments, “consumer” and “corporate & institutional”. Consumer loans are disaggregated into the classes of mortgages, loans collateralized by securities and consumer finance. Corporate and institutional loans are disaggregated into the classes of real estate, commercial and industrial loans, financial institutions, and governments and public institutions.
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
Loans
end of	2016	2015
Loans (CHF million)
Mortgages	104,335	103,164
Loans collateralized by securities	37,268	37,946
Consumer finance	3,490	3,766
Consumer	145,093	144,876
Real estate	26,016	26,451
Commercial and industrial loans	83,740	77,767
Financial institutions	17,921	21,334
Governments and public institutions	4,273	3,578
Corporate & institutional	131,950	129,130
Gross loans	277,043	274,006
of which held at amortized cost	257,515	253,186
of which held at fair value	19,528	20,820
Net (unearned income)/deferred expenses	(129)	(145)
Allowance for loan losses	(938)	(866)
Net loans	275,976	272,995
Gross loans by location (CHF million)
Switzerland	158,766	155,771
Foreign	118,277	118,235
Gross loans	277,043	274,006
Impaired loan portfolio (CHF million)
Non-performing loans	1,236	983
Non-interest-earning loans	265	272
Non-performing and non-interest-earning loans	1,501	1,255
Restructured loans	358	282
Potential problem loans	613	436
Other impaired loans	971	718
Gross impaired loans	2,472	1,973

Allowance for loan losses
	2016			2015			2014
	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total
Allowance for loan losses (CHF million)
Balance at beginning of period	216	650	866	251	507	758	267	602	869
Net movements recognized in statements of operations	63	186	249	66	229	295	66	79	145
Gross write-offs	(86)	(192)	(278)	(118)	(111)	(229)	(108)	(241)	(349)
Recoveries	13	53	66	12	16	28	17	24	41
Net write-offs	(73)	(139)	(212)	(106)	(95)	(201)	(91)	(217)	(308)
Provisions for interest	10	8	18	6	12	18	1	19	20
Foreign currency translation impact and other adjustments, net	0	17	17	(1)	(3)	(4)	8	24	32
Balance at end of period	216	722	938	216	650	866	251	507	758
of which individually evaluated for impairment	172	528	700	170	480	650	202	338	540
of which collectively evaluated for impairment	44	194	238	46	170	216	49	169	218
Gross loans held at amortized cost (CHF million)
Balance at end of period	145,070	112,445	257,515	144,855	108,331	253,186	142,926	107,582	250,508
of which individually evaluated for impairment [1]	662	1,810	2,472	647	1,326	1,973	582	808	1,390
of which collectively evaluated for impairment	144,408	110,635	255,043	144,208	107,005	251,213	142,344	106,774	249,118
1 Represents gross impaired loans both with and without a specific allowance.
Purchases, reclassifications and sales
in	2016			2015			2014
	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total
Loans held at amortized cost (CHF million)
Purchases [1]	30	3,405	3,435	389	4,294	4,683	181	4,127	4,308
Reclassifications from loans held-for-sale [2]	0	125	125	0	355	355	0	397	397
Reclassifications to loans held-for-sale [3]	1,632	2,768	4,400	1,641	735	2,376	1,055	806	1,861
Sales [3]	72	2,087	2,159	0	373	373	0	272	272
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
Internal ratings are assigned to all loans reflecting the Group’s internal view of the credit quality of the counterparty. Internal ratings may differ from a counterparty’s external ratings, if such ratings are available. Internal ratings for consumer loans and for corporates managed on the Swiss platform are regularly reviewed depending on loan type, client segment, collateral or event-driven developments. Internal ratings for all other corporate and institutional credit facilities are reviewed at least annually. For the calculation of internal risk estimates and >>>risk-weighted assets, a PD is assigned to each loan. For consumer loans, corporates managed on the Swiss platform and the majority of all other corporate and institutional counterparties, an internal rating or a PD is calculated directly by proprietary statistical rating models. These models are based on internally compiled data comprising both quantitative factors (primarily balance sheet information for corporates and loan-to-value ratio and the borrower’s income level for mortgage lending) and qualitative factors (e.g., credit histories from credit reporting bureaus). For models calculating a PD, an equivalent rating based on the Standard & Poor’s rating scale is assigned based on the PD band associated with each rating, which is used for disclosure purposes. For the remaining corporate and institutional facilities, the PD is determined through an internal rating assigned on the basis of a structured expert approach. The PD for each internal rating is calibrated to historic default experience using internal data and external data from Standard & Poor’s.
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

Gross loans held at amortized cost by internal counterparty rating
	Investment grade	Non-investment grade
end of	AAA to BBB	BB to C	D	Total
2016 (CHF million)
Mortgages	92,533	11,613	189	104,335
Loans collateralized by securities	34,136	2,916	216	37,268
Consumer finance	1,164	2,119	184	3,467
Consumer	127,833	16,648	589	145,070
Real estate	19,594	5,878	84	25,556
Commercial and industrial loans	36,469	35,945	1,459	73,873
Financial institutions	9,695	1,887	107	11,689
Governments and public institutions	1,253	60	14	1,327
Corporate & institutional	67,011	43,770	1,664	112,445
Gross loans held at amortized cost	194,844	60,418	2,253	257,515
Value of collateral [1]	180,276	51,344	1,480	233,100
2015 (CHF million)
Mortgages	89,966	12,950	248	103,164
Loans collateralized by securities	36,129	1,679	138	37,946
Consumer finance	1,247	2,272	226	3,745
Consumer	127,342	16,901	612	144,855
Real estate	19,454	6,126	98	25,678
Commercial and industrial loans	32,995	32,365	859	66,219
Financial institutions	12,391	2,965	149	15,505
Governments and public institutions	824	105	0	929
Corporate & institutional	65,664	41,561	1,106	108,331
Gross loans held at amortized cost	193,006	58,462	1,718	253,186
Value of collateral [1]	178,649	48,422	1,063	228,134
1
Includes the value of collateral up to the amount of the outstanding related loans. For mortgages, the value of collateral is determined at the time of granting the loan and thereafter regularly reviewed according to the Group's risk management policies and directives, with maximum review periods determined by property type, market liquidity and market transparency.

Value of collateral
In the Group’s private banking, corporate and institutional businesses, all collateral values for loans are regularly reviewed according to the Group’s risk management policies and directives, with maximum review periods determined by collateral type, market liquidity and market transparency. For example, traded securities are revalued on a daily basis and property values are appraised over a period of more than one year considering the characteristics of the borrower, current developments in the relevant real estate market and the current level of credit exposure to the borrower. If the credit exposure to a borrower has changed significantly, in volatile markets or in times of increasing general market risk, collateral values may be appraised more frequently. Management judgment is applied in assessing whether markets are volatile or general market risk has increased to a degree that warrants a more frequent update of collateral values. Movements in monitored risk metrics that are statistically different compared to historical experience are considered in addition to analysis of externally-provided forecasts, scenario techniques and macro-economic research. For impaired loans, the fair value of collateral is determined within 90 days of the date the impairment was identified and thereafter regularly revalued by Group credit risk management within the impairment review process.
In the Group’s investment banking businesses, few loans are collateral dependent. The collateral values for these loans are appraised on at least an annual basis, or when a loan-relevant event occurs.

Gross loans held at amortized cost – aging analysis
	Current	Past due
end of		Up to 30 days	31–60 days	61–90 days	More than 90 days	Total	Total
2016 (CHF million)
Mortgages	102,047	2,053	29	33	173	2,288	104,335
Loans collateralized by securities	36,953	93	1	1	220	315	37,268
Consumer finance	2,963	276	36	40	152	504	3,467
Consumer	141,963	2,422	66	74	545	3,107	145,070
Real estate	24,843	631	17	2	63	713	25,556
Commercial and industrial loans	72,002	854	127	131	759	1,871	73,873
Financial institutions	11,536	49	0	0	104	153	11,689
Governments and public institutions	1,268	44	1	0	14	59	1,327
Corporate & institutional	109,649	1,578	145	133	940	2,796	112,445
Gross loans held at amortized cost	251,612	4,000	211	207	1,485	5,903	257,515
2015 (CHF million) [1]
Mortgages	101,580	1,442	10	0	132	1,584	103,164
Loans collateralized by securities	37,551	214	7	1	173	395	37,946
Consumer finance	3,359	176	36	33	141	386	3,745
Consumer	142,490	1,832	53	34	446	2,365	144,855
Real estate	25,164	456	3	1	54	514	25,678
Commercial and industrial loans	65,051	599	107	69	393	1,168	66,219
Financial institutions	15,266	84	45	2	108	239	15,505
Governments and public institutions	928	1	0	0	0	1	929
Corporate & institutional	106,409	1,140	155	72	555	1,922	108,331
Gross loans held at amortized cost	248,899	2,972	208	106	1,001	4,287	253,186
1 Prior period has been corrected.
Impaired loans
Categories of impaired loans
In accordance with Group policies, impaired loans include non-performing loans, non-interest-earning loans, restructured loans and potential problem loans.
> Refer to “Loans” in Note 1 – Summary of significant accounting policies for further information on categories of impaired loans.
As of December 31, 2016 and 2015, loans held-to-maturity carried at amortized cost did not include any subprime residential mortgages. Accordingly, impaired loans did not include any subprime residential mortgages. As of December 31, 2016 and 2015, the Group did not have any material commitments to lend additional funds to debtors whose loan terms had been modified in troubled debt restructurings.

Gross impaired loans by category
	Non-performing and non-interest-earning loans			Other impaired loans
end of	Non- performing	Non- interest- earning	Total	Re- structured	Potential problem	Total	Total
2016 (CHF million)
Mortgages	190	11	201	13	40	53	254	[1]
Loans collateralized by securities	193	17	210	0	13	13	223
Consumer finance	180	4	184	0	1	1	185
Consumer	563	32	595	13	54	67	662
Real estate	62	5	67	0	19	19	86
Commercial and industrial loans	539	182	721	345	513	858	1,579
Financial institutions	58	46	104	0	27	27	131
Governments and public institutions	14	0	14	0	0	0	14
Corporate & institutional	673	233	906	345	559	904	1,810
Gross impaired loans	1,236	265	1,501	358	613	971	2,472
2015 (CHF million)
Mortgages	197	17	214	18	49	67	281	[1]
Loans collateralized by securities	108	27	135	0	3	3	138
Consumer finance	204	23	227	0	1	1	228
Consumer	509	67	576	18	53	71	647
Real estate	53	19	72	0	29	29	101
Commercial and industrial loans	333	136	469	263	319	582	1,051
Financial institutions	88	50	138	1	35	36	174
Corporate & institutional	474	205	679	264	383	647	1,326
Gross impaired loans	983	272	1,255	282	436	718	1,973
1
As of December 31, 2016 and 2015, CHF 62 million and CHF 68 million, respectively, were related to consumer mortgages secured by residential real estate for which formal foreclosure proceedings according to local requirements of the applicable jurisdiction were in process.

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
Recoveries of loans previously written off are recorded based on the cash or estimated fair value of other amounts received.

Gross impaired loan details
end of	2016			2015
	Recorded investment	Unpaid principal balance	Associated specific allowance	Recorded investment	Unpaid principal balance	Associated specific allowance
Gross impaired loan detail (CHF million)
Mortgages	211	198	21	209	196	26
Loans collateralized by securities	209	193	54	117	112	15
Consumer finance	177	160	97	221	201	129
Consumer	597	551	172	547	509	170
Real estate	65	59	10	76	72	10
Commercial and industrial loans	1,283	1,250	472	815	796	387
Financial institutions	126	122	46	172	166	83
Governments and public institutions	14	14	0	0	0	0
Corporate & institutional	1,488	1,445	528	1,063	1,034	480
Gross impaired loans with a specific allowance	2,085	1,996	700	1,610	1,543	650
Mortgages	43	43	–	72	71	–
Loans collateralized by securities	14	14	–	21	22	–
Consumer finance	8	8	–	7	7	–
Consumer	65	65	–	100	100	–
Real estate	21	21	–	25	25	–
Commercial and industrial loans	296	296	–	236	236	–
Financial institutions	5	5	–	2	2	–
Corporate & institutional	322	322	–	263	263	–
Gross impaired loans without specific allowance	387	387	–	363	363	–
Gross impaired loans	2,472	2,383	700	1,973	1,906	650
of which consumer	662	616	172	647	609	170
of which corporate & institutional	1,810	1,767	528	1,326	1,297	480

Gross impaired loan details (continued)
in	2016			2015			2014
	Average recorded investment	Interest income recognized	Interest income recognized (cash basis)	Average recorded investment	Interest income recognized	Interest income recognized (cash basis)	Average recorded investment	Interest income recognized	Interest income recognized (cash basis)
Gross impaired loan detail (CHF million)
Mortgages	195	2	1	190	2	2	205	2	2
Loans collateralized by securities	153	1	1	82	0	0	65	1	1
Consumer finance	205	1	1	228	1	1	237	1	1
Consumer	553	4	3	500	3	3	507	4	4
Real estate	72	1	0	74	0	0	75	0	0
Commercial and industrial loans	1,039	10	4	626	7	3	667	10	4
Financial institutions	154	1	0	149	1	1	127	0	0
Governments and public institutions	5	0	0	0	0	0	5	0	0
Corporate & institutional	1,270	12	4	849	8	4	874	10	4
Gross impaired loans with a specific allowance	1,823	16	7	1,349	11	7	1,381	14	8
Mortgages	83	3	0	51	4	0	36	5	0
Loans collateralized by securities	24	0	0	33	0	0	29	1	1
Consumer finance	11	0	0	7	0	0	21	0	0
Consumer	118	3	0	91	4	0	86	6	1
Real estate	31	1	0	12	1	0	9	4	0
Commercial and industrial loans	307	7	1	98	3	1	18	3	0
Financial institutions	5	0	0	4	0	0	0	0	0
Governments and public institutions	5	0	0	0	0	0	0	0	0
Corporate & institutional	348	8	1	114	4	1	27	7	0
Gross impaired loans without specific allowance	466	11	1	205	8	1	113	13	1
Gross impaired loans	2,289	27	8	1,554	19	8	1,494	27	9
of which consumer	671	7	3	591	7	3	593	10	5
of which corporate & institutional	1,618	20	5	963	12	5	901	17	4
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

Restructured loans held at amortized cost
in	2016			2015			2014
	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification
Restructured loans (CHF million, except where indicated)
Mortgages	0	0	0	1	13	13	1	4	4
Loans collateralized by securities	0	0	0	1	0	0	0	0	0
Commercial and industrial loans	16	201	201	13	207	210	10	290	238
Financial institutions	0	0	0	1	2	2	0	0	0
Total	16	201	201	16	222	225	11	294	242
In 2015, the Group reported the default of one loan within commercial and industrial loans with a recorded investment amount of CHF 65 million, which had been restructured within the previous 12 months. In 2016 and 2014, the Group did not experience a default of such loans.
In 2016, the loan modifications of the Group included extended loan repayment and interest payment terms including the suspension of annual contractual credit limit reductions, cash margin requirements on new trade finance transactions, waiver of covenants, release of cash collateral and corporate guarantees, waiver of interest and margin reductions.
20 Premises and equipment
end of	2016	2015
Premises and equipment (CHF million)
Buildings and improvements	2,197	2,326
Land	328	417
Leasehold improvements	2,164	2,064
Software	6,676	5,908
Equipment	2,119	2,035
Premises and equipment	13,484	12,750
Accumulated depreciation	(8,773)	(8,106)
Total premises and equipment, net	4,711	4,644
Depreciation and impairment
in	2016	2015	2014
CHF million
Depreciation	887	1,012	1,232
Impairment	25	24	23

21 Goodwill
Goodwill
2016	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Strategic Resolution Unit	Credit Suisse Group
Gross amount of goodwill (CHF million)
Balance at beginning of period	610	1,573	2,294	3,183	1,027	12	8,699
Goodwill acquired during the year	5	0	0	0	0	0	5
Foreign currency translation impact	9	32	37	12	17	0	107
Other	(1)	7	(13)	0	0	0	(7)
Balance at end of period	623	1,612	2,318	3,195	1,044	12	8,804
Accumulated impairment (CHF million)
Balance at beginning of period	0	0	772	2,719	388	12	3,891
Balance at end of period	0	0	772	2,719	388	12	3,891
Net book value (CHF million)
Net book value	623	1,612	1,546	476	656	0	4,913
2015
Gross amount of goodwill (CHF million)
Balance at beginning of period	613	1,581	2,306	3,196	1,030	12	8,738
Foreign currency translation impact	(2)	(7)	(4)	(3)	0	0	(16)
Other	(1)	(1)	(8)	(10)	(3)	0	(23)
Balance at end of period	610	1,573	2,294	3,183	1,027	12	8,699
Accumulated impairment (CHF million)
Balance at beginning of period	0	0	16	58	8	12	94
Impairment losses	0	0	756	2,661	380	0	3,797
Balance at end of period	0	0	772	2,719	388	12	3,891
Net book value (CHF million)
Net book value	610	1,573	1,522	464	639	0	4,808
In accordance with US GAAP, the Group continually assesses whether or not there has been a triggering event requiring a review of goodwill. As of December 31, 2016 and 2015, the Group’s market capitalization was below book value.
On March 23, 2016, the Group announced a number of strategic measures affecting its Global Markets and Strategic Resolution Unit segments, including business exits, and other business reductions in Global Markets. During the second quarter of 2016, these strategic measures were implemented together with additional actions that also impacted the Group’s other business segments. The Group determined that these changes constituted triggering events. The Group’s reporting units were not changed as a result of this announcement and remain defined as follows: Swiss Universal Bank – Private Banking, Swiss Universal Bank – Corporate & Institutional Banking, International Wealth Management – Private Banking, International Wealth Management – Asset Management, Asia Pacific – Private Banking, Asia Pacific – Investment Banking, Global Markets, Investment Banking & Capital Markets and Strategic Resolution Unit.
The carrying value of each reporting unit for the purpose of the goodwill impairment test is determined by considering the reporting units’ >>>risk-weighted assets usage, leverage ratio exposure, deferred tax assets, goodwill and intangible assets. Any residual equity, after considering the total of these elements, is allocated to the reporting units on a pro-rata basis.
In estimating the >>>fair value of its reporting units, the Group applied a combination of the market approach and the income approach. Under the market approach, consideration was given to price to projected earnings multiples or price to book value multiples for similarly traded companies and prices paid in recent transactions that have occurred in its industry or in related industries. Under the income approach, a discount rate was applied that reflects the risk and uncertainty related to the reporting unit’s projected cash flows, which were determined from the Group’s financial plan.
In determining the estimated fair value, the Group relied upon its updated five-year strategic business plan which included significant management assumptions and estimates based on its view of current and future economic conditions and regulatory changes.
Goodwill is tested for impairment before and immediately after a reorganization or restructuring of reporting units. As a result, the goodwill impairment test was performed as of March 31, 2016, under the old business structure as well as under the modified structure that was announced on March 23, 2016. The goodwill impairment analysis performed as of June 30, 2016 considered the impact from the additional actions in the second quarter of

2016 and the Group concluded that the estimated fair value for all of its reporting units with goodwill substantially exceeded their related carrying values and that no impairment was necessary.
Based on its goodwill impairment analysis performed as of December 31, 2016, the Group concluded that the estimated fair value for all of the reporting units with goodwill substantially exceeded their related carrying values and no impairment was necessary as of December 31, 2016.
The Group engaged the services of an independent valuation specialist to assist in the valuation of the Global Markets reporting unit as of March 31, 2016 and December 31, 2016 and in the valuation of the Investment Banking & Capital Markets reporting unit as of December 31, 2016. The valuations were also performed using a combination of the market approach and income approach.
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
22 Other intangible assets
end of	2016			2015
	Gross carrying amount	Accumu- lated amorti- zation	Net carrying amount	Gross carrying amount	Accumu- lated amorti- zation	Net carrying amount
Other intangible assets (CHF million)
Trade names/trademarks	28	(26)	2	27	(25)	2
Client relationships	50	(14)	36	113	(70)	43
Other	6	(3)	3	5	(2)	3
Total amortizing other intangible assets	84	(43)	41	145	(97)	48
Non-amortizing other intangible assets	172	–	172	148	–	148
of which mortgage servicing rights, at fair value	138	–	138	112	–	112
Total other intangible assets	256	(43)	213	293	(97)	196
Additional information
in	2016	2015	2014
Aggregate amortization and impairment (CHF million)
Aggregate amortization	8	18	22
Impairment	0	16	1
of which related to restructuring expenses	0	15	–
of which related to discontinued operations	0	0	0
Estimated amortization
Estimated amortization (CHF million)
2017	8
2018	7
2019	4
2020	3
2021	2

23 Other assets and other liabilities
end of	2016	2015
Other assets (CHF million)
Cash collateral on derivative instruments	5,705	7,921
Cash collateral on non-derivative transactions	1,237	327
Derivative instruments used for hedging	148	186
Assets held-for-sale	8,214	26,061
of which loans [1]	8,062	25,839
of which real estate [2]	122	182
of which long-lived assets	30	40
Assets held for separate accounts	431	1,307
Interest and fees receivable	4,787	5,658
Deferred tax assets	5,828	6,179
Prepaid expenses	394	448
Failed purchases	2,423	2,770
Defined benefit pension and post-retirement plan assets	1,061	825
Other	6,637	6,335
Other assets	36,865	58,017
Other liabilities (CHF million)
Cash collateral on derivative instruments	11,497	13,989
Cash collateral on non-derivative transactions	369	518
Derivative instruments used for hedging	2	110
Deposits held-for-sale	1,577	0
Provisions	4,077	1,851
of which off-balance sheet risk	88	88
Restructuring liabilities	311	199
Liabilities held for separate accounts	431	1,307
Interest and fees payable	6,039	6,011
Current tax liabilities	636	608
Deferred tax liabilities	129	54
Failed sales	737	1,551
Defined benefit pension and post-retirement plan liabilities	516	1,145
Other	13,534	14,888
Other liabilities	39,855	42,231
1
Included as of December 31, 2016 and 2015 were CHF 681 million and CHF 1,135 million, respectively, in restricted loans, which represented collateral on secured borrowings, and CHF 0 million and CHF 60 million, respectively, in loans held in trusts, which were consolidated as a result of failed sales under US GAAP.

2
As of December 31, 2016 and 2015, real estate held-for-sale included foreclosed or repossessed real estate of CHF 16 million and CHF 31 million, respectively, of which CHF 13 million and CHF 3 million, respectively were related to residential real estate.

24 Deposits
end of	2016				2015
	Switzer- land	Foreign	Total		Switzer- land	Foreign	Total
Deposits (CHF million)
Non-interest-bearing demand deposits	2,963	1,645	4,608		3,170	3,779	6,949
Interest-bearing demand deposits	122,053	33,440	155,493		126,735	33,627	160,362
Savings deposits	63,005	2	63,007		62,908	5	62,913
Time deposits	35,718	119,807	155,525	[1]	32,267	101,268	133,535	[1]
Total deposits	223,739	154,894	378,633	[2]	225,080	138,679	363,759	[2]
of which due to banks	–	–	22,800		–	–	21,054
of which customer deposits	–	–	355,833		–	–	342,705
The designation of deposits in Switzerland versus foreign deposits is based upon the location of the office where the deposit is recorded.
1
Included CHF 155,458 million and CHF 133,223 million as of December 31, 2016 and 2015, respectively, of the Swiss franc equivalent of individual time deposits greater than USD 100,000 in Switzerland and foreign offices.

2 Not included as of December 31, 2016 and 2015 were CHF 1 million and CHF 2 million, respectively, of overdrawn deposits reclassified as loans.
25 Long-term debt
end of	2016	2015
Long-term debt (CHF million)
Senior	168,601	157,986
Subordinated	22,955	24,796
Non-recourse liabilities from consolidated VIEs	1,759	14,826
Long-term debt	193,315	197,608
of which reported at fair value	72,868	80,931
of which structured notes	59,544	54,848
Structured notes by product
end of	2016	2015
Structured notes (CHF million)
Equity	35,980	35,594
Fixed income	16,395	11,534
Credit	5,713	5,261
Other	1,456	2,459
Total structured notes	59,544	54,848
Total long-term debt includes debt issuances managed by Treasury that do not contain derivative features (vanilla debt), as well as hybrid debt instruments with embedded >>>derivatives, which are issued as part of the Group’s structured product activities. Long-term debt includes both Swiss franc and foreign exchange denominated fixed and variable rate bonds.

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
Long-term debt by maturities
end of			2017			2018			2019			2020			2021			Thereafter	Total
Group parent company (CHF million)
Subordinated debt
Fixed rate			0			290			0			0			0			4,788	5,078
Interest rates (range in %) [1]			–			6.0			–			–			–	6.3	–	7.5	–
Subtotal – Group parent company			0			290			0			0			0			4,788	5,078
Subsidiaries (CHF million)
Senior debt
Fixed rate			12,661			11,329			15,679			9,373			7,696			33,840	90,578
Variable rate			19,168			13,343			7,234			5,648			7,055			25,575	78,023
Interest rates (range in %) [1]	0.0	–	14.6	0.0	–	14.2	0.0	–	13.6	0.1	–	14.3	0.1	–	4.0	0.1	–	8.2	–
Subordinated debt
Fixed rate			163			10,240			0			1,933			19			5,269	17,624
Variable rate			51			0			202			0			0			0	253
Interest rates (range in %) [1]	1.6	–	7.0	4.9	–	13.3			0.8	3.4	–	7.0			0.0	5.7	–	8.0	–
Non-recourse liabilities from consolidated VIEs
Fixed rate			421			255			357			1			30			0	1,064
Variable rate			5			25			0			0			0			665	695
Interest rates (range in %) [1]	3.0	–	4.0	2.8	–	3.3			3.0			0.0	3.3	–	9.3	0.9	–	10.5	–
Subtotal – Subsidiaries			32,469			35,192			23,472			16,955			14,800			65,349	188,237
Total long-term debt			32,469			35,482			23,472			16,955			14,800			70,137	193,315
of which structured notes			11,116			9,713			5,278			4,964			4,601			23,872	59,544
The maturity of perpetual debt is based on the earliest callable date. The maturity of all other debt is based on contractual maturity.
1 Excludes structured notes for which fair value has been elected as the related coupons are dependent upon the embedded derivatives and prevailing market conditions at the time each coupon is paid.
The Group and the Bank maintain a shelf registration statement with the US Securities and Exchange Commission (SEC), which allows each entity to issue, from time to time, senior and subordinated debt securities, warrants and guarantees.
> Refer to “Note 41 – Subsidiary guarantee information” for further information on subsidiary guarantees.
The Group maintains a euro medium-term note program that allows the Bank to issue senior debt securities and that allows Credit Suisse Group AG and certain finance subsidiaries (guaranteed by Credit Suisse Group AG) to issue securities, which contain certain features that are designed to allow for statutory bail-in by the >>>Swiss Financial Market Supervisory Authority FINMA (FINMA) under Swiss banking laws and regulations.
The Bank maintains a JPY 500 billion Samurai shelf registration statement that allows it to issue, from time to time, senior and subordinated debt securities.

26 Accumulated other comprehensive income and additional share information
Accumulated other comprehensive income
	Gains/ (losses) on cash flow hedges	Cumulative translation adjustments	Unrealized gains/ (losses) on securities	Actuarial gains/ (losses)	Net prior service credit/ (cost)	Gains/ (losses) on liabilities relating to credit risk	Accumu- lated other compre- hensive income/ (loss)
2016 (CHF million)
Balance at beginning of period	(15)	(12,615)	60	(4,672)	607	–	(16,635)
Increase/(decrease)	(6)	441	1	7	142	(1,043)	(458)
Increase/(decrease) due to equity method investments	(6)	0	0	0	0	0	(6)
Reclassification adjustments, included in net income/(loss)	(8)	79	0	387	(106)	0	352
Cumulative effect of accounting changes, net of tax	0	0	0	0	0	475	475
Total increase/(decrease)	(20)	520	1	394	36	(568)	363
Balance at end of period	(35)	(12,095)	61	(4,278)	643	(568)	(16,272)
2015 (CHF million)
Balance at beginning of period	(31)	(11,478)	64	(4,010)	452	–	(15,003)
Increase/(decrease)	0	(1,142)	(3)	(1,031)	238	–	(1,938)
Increase/(decrease) due to equity method investments	(15)	(1)	0	0	0	–	(16)
Reclassification adjustments, included in net income/(loss)	31	6	(1)	369	(83)	–	322
Total increase/(decrease)	16	(1,137)	(4)	(662)	155	–	(1,632)
Balance at end of period	(15)	(12,615)	60	(4,672)	607	–	(16,635)
2014 (CHF million)
Balance at beginning of period	(11)	(13,674)	52	(2,757)	515	–	(15,875)
Increase/(decrease)	(11)	2,196	25	(1,440)	20	–	790
Increase/(decrease) due to equity method investments	4	0	0	0	0	–	4
Reclassification adjustments, included in net income/(loss)	(13)	0	(13)	187	(83)	–	78
Total increase/(decrease)	(20)	2,196	12	(1,253)	(63)	–	872
Balance at end of period	(31)	(11,478)	64	(4,010)	452	–	(15,003)
Refer to "Note 28 – Tax" and "Note 31 – Pension and other post-retirement benefits" for income tax expense/(benefit) on the movements of accumulated other comprehensive income/(loss).
Details of significant reclassification adjustments
in	2016		2015	2014
Reclassification adjustments, included in net income/(loss) (CHF million)
Cumulative translation adjustments
Reclassification adjustments	79	[1]	6	0
Actuarial gains/(losses)
Amortization of recognized actuarial losses [2]	513		472	243
Tax expense/(benefit)	(126)		(103)	(56)
Net of tax	387		369	187
Net prior service credit/(cost)
Amortization of recognized prior service credit/(cost) [2]	(134)		(110)	(108)
Tax expense/(benefit)	28		27	25
Net of tax	(106)		(83)	(83)
1
Includes net releases of CHF 59 million on the sale of Credit Suisse (Gibraltar) Limited. In addition, it includes net releases of CHF 17 million on the liquidation of Credit Suisse Principal Investments Limited and AJP Cayman Ltd. These were reclassified from cumulative translation adjustments and included in net income in other revenues.

2 These components are included in the computation of total benefit costs. Refer to "Note 31 – Pension and other post-retirement benefits" for further information.

Additional share information
	2016		2015		2014
Common shares issued
Balance at beginning of period	1,957,379,244		1,607,168,947		1,596,119,349
Issuance of common shares	132,518,134		350,210,297		11,049,598
of which share-based compensation	30,000,000		0		11,049,598
Balance at end of period	2,089,897,378		1,957,379,244		1,607,168,947
Treasury shares
Balance at beginning of period	(5,910,224)		(7,666,658)		(5,183,154)
Sale of treasury shares	1,218,245,936		766,096,105		357,696,773
Repurchase of treasury shares	(1,224,501,214)		(808,768,832)		(386,266,557)
Share-based compensation	12,165,502		44,429,161		26,086,280
Balance at end of period	0		(5,910,224)		(7,666,658)
Common shares outstanding
Balance at end of period	2,089,897,378	[1]	1,951,469,020	[2]	1,599,502,289
1
At par value CHF 0.04 each, fully paid. In addition to the treasury shares, a maximum of 653,000,000 unissued shares (conditional, conversion and authorized capital) were available for issuance without further approval of the shareholders. 415,099,918 of these shares were reserved for capital instruments.

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
Offsetting of derivatives
end of	2016		2015
	Derivative assets	Derivative liabilities	Derivative assets	Derivative liabilities
Gross derivatives subject to enforceable master netting agreements (CHF billion)
OTC-cleared	8.2	7.5	15.7	14.5
OTC	129.1	121.7	153.0	146.5
Exchange-traded	0.1	0.1	0.0	0.0
Interest rate products	137.4	129.3	168.7	161.0
OTC-cleared	0.0	0.0	0.0	0.0
OTC	59.3	69.2	58.1	68.2
Exchange-traded	0.0	0.1	0.3	0.3
Foreign exchange products	59.3	69.3	58.4	68.5
OTC	11.2	11.5	12.0	13.3
Exchange-traded	11.5	13.0	8.9	11.2
Equity/index-related products	22.7	24.5	20.9	24.5
OTC-cleared	2.1	2.3	3.8	4.0
OTC	5.8	6.2	13.5	12.4
Credit derivatives	7.9	8.5	17.3	16.4
OTC	2.2	1.1	2.6	1.5
Exchange-traded	0.0	0.1	0.1	0.1
Other products	2.2	1.2	2.7	1.6
OTC-cleared	10.3	9.8	19.5	18.5
OTC	207.6	209.7	239.2	241.9
Exchange-traded	11.6	13.3	9.3	11.6
Total gross derivatives subject to enforceable master netting agreements	229.5	232.8	268.0	272.0
Offsetting (CHF billion)
OTC-cleared	(8.5)	(7.8)	(19.0)	(18.5)
OTC	(188.6)	(199.1)	(217.1)	(226.5)
Exchange-traded	(11.1)	(11.9)	(9.0)	(9.9)
Offsetting	(208.2)	(218.8)	(245.1)	(254.9)
of which counterparty netting	(184.7)	(184.7)	(223.0)	(223.0)
of which cash collateral netting	(23.5)	(34.1)	(22.1)	(31.9)
Net derivatives presented in the consolidated balance sheets (CHF billion)
OTC-cleared	1.8	2.0	0.5	0.0
OTC	19.0	10.6	22.1	15.4
Exchange-traded	0.5	1.4	0.3	1.7
Total net derivatives subject to enforceable master netting agreements	21.3	14.0	22.9	17.1
Total derivatives not subject to enforceable master netting agreements [1]	5.6	6.4	5.7	6.5
Total net derivatives presented in the consolidated balance sheets	26.9	20.4	28.6	23.6
of which recorded in trading assets and trading liabilities	26.8	20.4	28.4	23.5
of which recorded in other assets and other liabilities	0.1	0.0	0.2	0.1
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
Reverse repurchase and repurchase agreements are collateralized principally by government securities, money market instruments and corporate bonds and have terms ranging from overnight to a longer or unspecified period of time. In the event of counterparty default, the reverse repurchase agreement or securities lending agreement provides the Group with the right to liquidate the collateral held. As is the case in the Group’s normal course of business, substantially all of the collateral received that may be sold or repledged was sold or repledged as of December 31, 2016 and December 31, 2015. In certain circumstances, financial collateral received may be restricted during the term of the agreement (e.g., in tri-party arrangements).
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
Offsetting of securities purchased under resale agreements and securities borrowing transactions
end of	2016				2015
	Gross	Offsetting	Net		Gross	Offsetting	Net
Securities purchased under resale agreements and securities borrowing transactions (CHF billion)
Securities purchased under resale agreements	99.9	(26.9)	73.0		92.0	(19.6)	72.4
Securities borrowing transactions	24.0	(4.5)	19.5		21.4	(3.9)	17.5
Total subject to enforceable master netting agreements	123.9	(31.4)	92.5		113.4	(23.5)	89.9
Total not subject to enforceable master netting agreements [1]	42.2	–	42.2		33.1	–	33.1
Total	166.1	(31.4)	134.7	[2]	146.5	(23.5)	123.0	[2]
1
Represents securities purchased under resale agreements and securities borrowing transactions where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

2 CHF 87,331 million and CHF 83,565 million of the total net amount as of December 31, 2016 and 2015, respectively, are reported at fair value.
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

Offsetting of securities sold under repurchase agreements and securities lending transactions
end of	2016				2015
	Gross	Offsetting	Net		Gross	Offsetting	Net
Securities sold under repurchase agreements and securities lending transactions (CHF billion)
Securities sold under repurchase agreements	51.3	(29.0)	22.3		43.2	(21.4)	21.8
Securities lending transactions	8.3	(2.4)	5.9		9.8	(2.1)	7.7
Obligation to return securities received as collateral, at fair value	31.9	0.0	31.9		19.4	0.0	19.4
Total subject to enforceable master netting agreements	91.5	(31.4)	60.1		72.4	(23.5)	48.9
Total not subject to enforceable master netting agreements [1]	5.5	–	5.5		26.2	–	26.2
Total	97.0	(31.4)	65.6		98.6	(23.5)	75.1
of which securities sold under repurchase agreements and securities lending transactions	64.4	(31.4)	33.0	[2]	70.1	(23.5)	46.6	[2]
of which obligation to return securities received as collateral, at fair value	32.6	0.0	32.6		28.5	0.0	28.5
1
Represents securities sold under repurchase agreements and securities lending transactions where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

2 CHF 19,634 million and CHF 32,398 million of the total net amount as of December 31, 2016 and 2015, respectively, are reported at fair value.
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
Amounts not offset in the consolidated balance sheets
end of	2016						2015
	Net	Financial instruments	[1]	Cash collateral received/ pledged	[1]	Net exposure	Net	Financial instruments	[1]	Cash collateral received/ pledged	[1]	Net exposure
Financial assets subject to enforceable master netting agreements (CHF billion)
Derivatives	21.3	6.3		0.0		15.0	22.9	6.2		0.8		15.9
Securities purchased under resale agreements	73.0	73.0		0.0		0.0	72.4	72.4		0.0		0.0
Securities borrowing transactions	19.5	18.6		0.0		0.9	17.5	17.1		0.0		0.4
Total financial assets subject to enforceable master netting agreements	113.8	97.9		0.0		15.9	112.8	95.7		0.8		16.3
Financial liabilities subject to enforceable master netting agreements (CHF billion)
Derivatives	14.0	3.3		0.0		10.7	17.1	3.4		0.0		13.7
Securities sold under repurchase agreements	22.3	22.3		0.0		0.0	21.8	21.8		0.0		0.0
Securities lending transactions	5.9	5.7		0.0		0.2	7.7	7.4		0.0		0.3
Obligation to return securities received as collateral, at fair value	31.9	30.4		0.0		1.5	19.4	18.5		0.0		0.9
Total financial liabilities subject to enforceable master netting agreements	74.1	61.7		0.0		12.4	66.0	51.1		0.0		14.9
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

28 Tax
Details of current and deferred taxes
in	2016	2015	2014
Current and deferred taxes (CHF million)
Switzerland	133	28	99
Foreign	501	463	622
Current income tax expense	634	491	721
Switzerland	(125)	196	(321)
Foreign	(68)	(164)	1,005
Deferred income tax expense/(benefit)	(193)	32	684
Income tax expense	441	523	1,405
Income tax expense on discontinued operations	0	0	40
Income tax expense/(benefit) reported in shareholders' equity related to:
Gains/(losses) on cash flow hedges	(6)	(4)	4
Cumulative translation adjustment	(4)	(14)	(117)
Unrealized gains/(losses) on securities	1	(2)	5
Actuarial gains/(losses)	136	(174)	(375)
Net prior service credit/(cost)	10	37	(11)
Share-based compensation and treasury shares	104	25	71
Reconciliation of taxes computed at the Swiss statutory rate
in	2016	2015	2014
Income/(loss) from continuing operations before taxes (CHF million)
Switzerland	2,111	1,746	401
Foreign	(4,377)	(4,168)	3,226
Income/(loss) from continuing operations before taxes	(2,266)	(2,422)	3,627
Reconciliation of taxes computed at the Swiss statutory rate (CHF million)
Income tax expense/(benefit) computed at the statutory tax rate of 22%	(499)	(533)	798
Increase/(decrease) in income taxes resulting from
Foreign tax rate differential	(498)	(715)	314
Non-deductible amortization of other intangible assets and goodwill impairment	1	1,432	6
Other non-deductible expenses	1,540	391	666
Additional taxable income	87	16	4
Lower taxed income	(219)	(276)	(272)
(Income)/loss taxable to noncontrolling interests	(11)	6	(163)
Changes in tax law and rates	145	347	151
Changes in deferred tax valuation allowance	76	(103)	1,064
Change in recognition of outside basis difference	218	262	(450)
Tax deductible impairments of Swiss subsidiary investments	(68)	(258)	(555)
Other	(331)	(46)	(158)
Income tax expense	441	523	1,405

2016
Foreign tax rate differential of CHF 498 million reflected a foreign tax benefit mainly driven by losses made in higher tax jurisdictions, such as the US, partially offset by foreign tax rate differential related to profits earned in lower tax jurisdictions, mainly the Bahamas. The foreign tax rate expense of CHF 433 million was not only impacted by the foreign tax benefit based on statutory tax rates but also by tax impacts related to additional reconciling items as explained below.
Other non-deductible expenses of CHF 1,540 million included the impact of CHF 983 million related to the non-deductible portion of the litigation provisions and settlement charges, CHF 420 million relating to non-deductible interest expenses, CHF 52 million related to non-deductible bank levy costs and other non-deductible compensation expenses and management costs, CHF 31 million related to non-deductible foreign exchange losses, CHF 25 million related to onerous lease provisions, and other various smaller non-deductible expenses of CHF 29 million.
Lower taxed income of CHF 219 million included a tax benefit of CHF 71 million related to non-taxable life insurance income, CHF 58 million related to non-taxable dividend income, CHF 19 million in respect of income taxed at rates lower than the statutory tax rate, CHF 11 million related to exempt income, and various smaller items.
Changes in tax law and rates of CHF 145 million reflected a tax expense of CHF 139 million caused by the reduction of deferred tax assets from the enactment of UK corporation tax rate changes, and CHF 6 million related to changes in other countries.
Changes in deferred tax valuation allowances of CHF 76 million included the net impact of the increase in valuation allowances on deferred tax assets of CHF 308 million, mainly in respect of four of the Group’s operating entities, two in the UK, one in Hong Kong and one in Switzerland. Additionally, 2016 included an accrual of valuation allowances of CHF 91 million for previously recognized deferred tax assets in respect of one of the Group’s operating entities in Hong Kong. Also included was a tax benefit from the release of valuation allowances of CHF 193 million, mainly in respect of one of the Group’s operating entities in the UK. The change in UK corporation tax rates caused a release of valuation allowances of CHF 130 million in respect of four of the Group’s operating entities in the UK.
Change in recognition of outside basis difference of CHF 218 million reflected a tax expense related to the expected reversal of the outside basis differences relating to Swiss subsidiary investments.
Other of CHF 331 million included a tax benefit of CHF 392 million relating to the re-assessment of deferred tax balances in Switzerland reflecting changes in forecasted future profitability, CHF 37 million from own credit valuation gains and CHF 33 million from prior year adjustments, partially offset by CHF 89 million tax litigation expense and associated interest and penalties relating to two Italian income tax matters which have been resolved as part of an agreement with the Italian tax authorities, and CHF 22 million relating to the increase of tax contingency accruals. The remaining balance included various smaller items.
> Refer to “Note 39 – Litigation” for further information on the Italian tax matters.
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
As of December 31, 2016, the Group had accumulated undistributed earnings from foreign subsidiaries of CHF 5.4 billion. No deferred tax liability was recorded in respect of those amounts as these earnings are considered indefinitely reinvested. It is not practicable to estimate the amount of unrecognized deferred tax liabilities for these undistributed foreign earnings.
Deferred tax assets and liabilities
end of	2016	2015
Deferred tax assets and liabilities (CHF million)
Compensation and benefits	1,992	2,425
Loans	326	326
Investment securities	469	548
Provisions	1,341	1,718
Derivatives	105	117
Real estate	347	340
Net operating loss carry-forwards	6,548	5,838
Other	119	116
Gross deferred tax assets before valuation allowance	11,247	11,428
Less valuation allowance	(4,188)	(3,905)
Gross deferred tax assets net of valuation allowance	7,059	7,523
Compensation and benefits	(252)	(211)
Loans	(29)	(31)
Investment securities	(267)	(282)
Provisions	(360)	(449)
Business combinations	(1)	(1)
Derivatives	(238)	(187)
Leasing	(8)	(18)
Real estate	(51)	(66)
Other	(154)	(153)
Gross deferred tax liabilities	(1,360)	(1,398)
Net deferred tax assets	5,699	6,125
of which deferred tax assets	5,828	6,179
of which net operating losses	2,178	1,754
of which deductible temporary differences	3,650	4,425
of which deferred tax liabilities	(129)	(54)
The decrease in net deferred tax assets from 2015 to 2016 of CHF 426 million was primarily due to the impact of CHF 750 million in connection with the establishment of Credit Suisse (Schweiz) AG and the tax impacts directly recorded in equity and other comprehensive income, mainly related to the net impact of share-based compensation, pension plan re-measurement and other tax recorded directly in equity of CHF 312 million. These decreases were partially offset by an increase of deferred tax assets of CHF 176 million from the re-measurement of deferred tax balances in Switzerland and Hong Kong, CHF 254 million related to current year earnings, and foreign exchange translation gains of CHF 206 million, which are included within the currency translation adjustments recorded in AOCI.
The most significant net deferred tax assets arise in the US and Switzerland and these decreased from CHF 5,515 million, net of a valuation allowance of CHF 3,196 million as of the end of 2015, to CHF 5,329 million, net of a valuation allowance of CHF 3,339 million as of the end of 2016.
Due to uncertainty concerning its ability to generate the necessary amount and mix of taxable income in future periods, the Group recorded a valuation allowance against deferred tax assets in the amount of CHF 4.2 billion as of December 31, 2016 compared to CHF 3.9 billion as of December 31, 2015.
Amounts and expiration dates of net operating loss carry-forwards
end of 2016	Total
Net operating loss carry-forwards (CHF million)
Due to expire within 1 year	1,505
Due to expire within 2 to 5 years	3,280
Due to expire within 6 to 10 years	9,826
Due to expire within 11 to 20 years	5,376
Amount due to expire	19,987
Amount not due to expire	17,556
Total net operating loss carry-forwards	37,543
Movements in the valuation allowance
in	2016	2015	2014
Movements in the valuation allowance (CHF million)
Balance at beginning of period	3,905	4,107	2,705
Net changes	283	(202)	1,402
Balance at end of period	4,188	3,905	4,107
As part of its normal practice, the Group has conducted a detailed evaluation of its expected future results. This evaluation is dependent on management estimates and assumptions in developing the expected future results, which are based on a strategic business planning process influenced by current economic conditions and assumptions of future economic conditions that are subject to change. This evaluation took into account both positive and negative evidence related to expected future taxable income and also considered stress scenarios. This evaluation has indicated the expected future results that are likely to be earned in jurisdictions where the Group has significant gross deferred tax assets, primarily in the US, Switzerland and UK. The Group then compared those expected future results with the applicable law governing utilization of deferred tax assets. US tax law allows for a 20-year carry-forward period for net operating losses, Swiss tax law allows for a seven-year carry-forward period for net operating losses and UK tax law allows for an unlimited carry-forward period for net operating losses.
Tax benefits associated with share-based compensation
in	2016	2015	2014
Tax benefits associated with share-based compensation (CHF million)
Tax benefits recorded in the consolidated statements of operations [1]	391	448	505
Windfall tax benefits/(shortfall tax charges) recorded in additional paid-in capital	(110)	(28)	(70)
Tax benefits in respect of tax on dividend equivalent payments	0	0	1
1 Calculated at the statutory tax rate before valuation allowance considerations.
> Refer to “Note 29 – Employee deferred compensation” for further information on share-based compensation.
If, upon settlement of share-based compensation, the tax deduction exceeds the cumulative compensation cost that the Group had recognized in the consolidated financial statements, the utilized tax benefit associated with any excess deduction is considered a “windfall” and recognized in shareholders’ equity as additional paid-in capital and reflected as a financing cash inflow in the consolidated statements of cash flows. If, upon settlement, the tax deduction is lower than the cumulative compensation cost that the Group had recognized in the consolidated financial statements, the tax charge associated with the lower deduction is considered a “shortfall”. Tax charges arising on shortfalls are recognized in shareholders’ equity to the extent that any shortfalls are lower than the cumulative windfalls, otherwise the tax charge is recognized in the consolidated statements of operations. However, windfall deductions and dividend equivalents aggregating CHF 1.1 billion and CHF 1.1 billion at the end of 2016 and 2015, respectively, did not result in a reduction of income taxes payable because certain entities were in a net operating loss position. When the income tax benefit of these deductions is realized, an estimated CHF 85 million tax benefit will be recorded in retained earnings.
> Refer to “Note 2 – Recently issued accounting standards” for further information on the adoption of ASU 2016-09.
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

Reconciliation of the beginning and ending amount of gross unrecognized tax benefits
	2016	2015	2014
Movements in gross unrecognized tax benefits (CHF million)
Balance at beginning of period	369	389	423
Increases in unrecognized tax benefits as a result of tax positions taken during a prior period	52	44	2
Decreases in unrecognized tax benefits as a result of tax positions taken during a prior period	(43)	(3)	(47)
Increases in unrecognized tax benefits as a result of tax positions taken during the current period	17	15	39
Decreases in unrecognized tax benefits relating to settlements with tax authorities	(2)	0	(10)
Reductions to unrecognized tax benefits as a result of a lapse of the applicable statute of limitations	(7)	(22)	(24)
Other (including foreign currency translation)	24	(54)	6
Balance at end of period	410	369	389
of which, if recognized, would affect the effective tax rate	410	369	389
Interest and penalties
in	2016	2015	2014
Interest and penalties (CHF million)
Interest and penalties recognized in the consolidated statements of operations	2	13	16
Interest and penalties recognized in the consolidated balance sheets	86	86	86
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
It is reasonably possible that there will be a decrease of between zero and CHF 116 million in unrecognized tax benefits within 12 months of the reporting date.
The Group remains open to examination from federal, state, provincial or similar local jurisdictions from the following years onward in these major countries: Japan – 2012; Switzerland – 2011; Brazil – 2010; the US – 2010; the UK – 2009; and the Netherlands – 2005.

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
The following tables show the compensation expense for deferred compensation awards granted in 2016 and prior years that was recognized in the consolidated statements of operations during 2016, 2015 and 2014, the total shares delivered, the estimated unrecognized compensation expense for deferred compensation awards granted in 2016 and prior years outstanding as of December 31, 2016 and the remaining requisite service period over which the estimated unrecognized compensation expense will be recognized. The estimated unrecognized compensation expense was based on the >>>fair value of each award on the grant date and included the current estimated outcome of relevant performance criteria and estimated future forfeitures but no estimate for future mark-to-market adjustments. The recognition of compensation expense for the deferred compensation awards granted in February 2017 began in 2017 and thus had no impact on the 2016 consolidated financial statements.
Deferred compensation awards for 2016
In February 2017, the Group granted share awards, performance share awards and Contingent Capital Awards (CCA) as deferred compensation. Deferred compensation was awarded to employees with total compensation above CHF/USD 250,000 or the local currency equivalent.
Deferred compensation expense
in	2016	2015	2014
Deferred compensation expense (CHF million)
Share awards	628	852	939
Performance share awards	370	563	611
Contingent Capital Awards	235	430	214
Contingent Capital share awards	30	–	–
Capital Opportunity Facility awards	13	16	13
Plus Bond awards [1]	5	22	36
2011 Partner Asset Facility awards [2]	0	2	7
Restricted Cash Awards	0	39	92
Scaled Incentive Share Units [3]	0	0	(3)
2008 Partner Asset Facility awards [4]	13	34	87
Other cash awards	335	414	404
Discontinued operations	0	0	(8)
Total deferred compensation expense	1,629	2,372	2,392

Total shares delivered (million)
Total shares delivered	42.1	44.4	37.1
1
Compensation expense primarily relates to mark-to-market changes of the underlying assets of the Plus Bonds and the amortization of the voluntary Plus Bonds elected in the first quarter of 2013 and expensed over a three-year period.

2 Compensation expense mainly includes the change in the underlying fair value of the indexed assets prior to the Contingent Capital Awards conversion.
3 Includes forfeitures and downward adjustments according to the plan terms and conditions.
4 Compensation expense mainly includes the change in the underlying fair value of the indexed assets during the period.
Estimated unrecognized deferred compensation
end of	2016
Estimated unrecognized compensation expense (CHF million)
Share awards	445
Performance share awards	119
Contingent Capital Awards	109
Contingent Capital share awards	24
Other cash awards	181
Total	878

Aggregate remaining weighted-average requisite service period (years)
Aggregate remaining weighted-average requisite service period	1.3
Does not include the estimated unrecognized compensation expense relating to grants made in 2017 for 2016.

Share awards
Share awards granted in February 2017 are similar to those granted in January 2016. Each share award granted entitles the holder of the award to receive one Group share, subject to service conditions. Share awards vest over three years with one third of the share awards vesting on each of the three anniversaries of the grant date (ratable vesting), with the exception of awards granted to individuals classified as risk managers or senior managers under the UK PRA Remuneration Code. Share awards granted to risk managers vest over five years with one fifth of the award vesting on each of the five anniversaries of the grant date, while share awards granted to senior managers vest over five years commencing on the third anniversary of the grant date, with one fifth of the award vesting on each of the third to seventh anniversaries of the grant date. Share awards are expensed over the service period of the awards. The value of the share awards is solely dependent on the Group share price at the time of delivery.
The Group’s share awards include other awards, such as blocked shares and special awards, which may be granted to new employees. Other share awards entitle the holder to receive one Group share, are subject to continued employment with the Group, contain restrictive covenants and cancellation provisions and generally vest between zero and five years.
On February 15, 2017, the Group granted 37.8 million share awards with a total value of CHF 566 million. The number of share awards granted to employees was determined by dividing the deferred component of variable compensation being granted as share awards by the average price of a Group share over the ten business days ended February 28, 2017. The fair value of each share award was CHF 15.42, the Group share price on the grant date. While share awards granted between January 1, 2014 and December 31, 2015 did not include the right to receive dividend equivalents, share awards granted after January 1, 2016 include the right to receive dividend equivalents, upon vesting. The estimated unrecognized compensation expense of CHF 565 million was determined based on the fair value of the award on the grant date, includes the current estimate of future forfeitures and will be recognized over the vesting period, subject to early retirement rules.
Share awards granted for previous years
For compensation year	2016		2015		2014
Share awards granted for previous years
Shares awarded (million)	37.8		28.8		37.2
Value of shares awarded (CHF million)	566		549		642
Fair value of each share awarded (CHF)	15.42	[1]	18.62	[1]	16.94	[2]
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
On February 15, 2017, the Group granted 2.5 million blocked shares with a total value of CHF 37 million that vested immediately upon grant, have no future service requirements and were attributed to services performed in 2016.
Blocked share awards granted for previous years
For compensation year	2016	2015	2014
Blocked share awards granted for previous years
Shares awarded (million)	2.5	0.6	1.6
Value of shares awarded (CHF million)	37	12	36
Share award activities
	2016		2015			2014
	Number of share awards in million	Weighted- average grant-date fair value in CHF	Number of share awards in million		Weighted- average grant-date fair value in CHF	Number of share awards in million	Weighted- average grant-date fair value in CHF
Share awards
Balance at beginning of period	80.3	21.58	77.1		28.64	72.9	30.09
Granted	39.7	17.47	47.5	[1]	16.67	37.6	27.60
Settled	(37.7)	22.64	(40.3)		29.00	(29.5)	30.43
Forfeited	(9.1)	21.87	(4.0)		24.29	(3.9)	32.20
Balance at end of period	73.2	18.77	80.3		21.58	77.1	28.64
of which vested	8.1	–	4.7		–	6.2	–
of which unvested	65.1	–	75.6		–	70.9	–
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

Performance share awards
Members of the Executive Board, managing directors and all >>>material risk takers and controllers (employees whose activities are considered to have a potentially material impact on the Group’s risk profile) received a portion of their deferred variable compensation in the form of performance share awards. Performance share awards are similar to share awards, except that the full balance of outstanding performance share awards, including those awarded in prior years, are subject to performance-based malus provisions. Performance share awards granted until 2015 were subject to a negative adjustment in the event of a negative strategic ROE of the Group, which was calculated based on Core Results, adjusted for the goodwill impairment charge related to the re-organization of the former Investment Banking division. However, following the change in our financial reporting structure in 2015, the strategic ROE is no longer calculated, and consequently, any negative adjustment to performance share awards is subject to the discretion of the Compensation Committee. For 2016, the calculation was based on adjusted results, which the Compensation Committee considered as the most accurate reflection of the operating performance of the businesses. There was no negative adjustment applied to performance share awards granted in 2015 and 2014 given that the 2016 divisional adjusted results and adjusted ROE of the Group were both positive.
Performance share awards granted from 2016 are subject to a negative adjustment in the event of a divisional loss by the division in which the employees worked as of December 31, 2016, or a negative ROE of the Group, whichever results in a larger adjustment. For employees in corporate functions and the Strategic Resolution Unit, the negative adjustment only applies in the event of a negative ROE of the Group and is not linked to the performance of the divisions. The basis for the ROE calculation may vary from year to year, depending on the Compensation Committee’s determination for the year in which the performance shares are granted.
On February 15, 2017, the Group granted 29.7 million performance share awards with a total value of CHF 451 million. The number of performance share awards granted to employees was determined by dividing the deferred component of variable compensation being granted as performance share awards by the average price of a Group share over the ten business days ended February 28, 2017. The fair value of each performance share award was CHF 15.42, the Group share price on the grant date. While performance share awards granted between January 1, 2014 and December 31, 2015 did not include the right to receive dividend equivalents, performance share awards granted after January 1, 2016 include the right to receive dividend equivalents, upon vesting. The estimated unrecognized compensation expense of CHF 446 million was determined based on the fair value of the award on the grant date, includes the current estimated outcome of the relevant performance criteria and estimated future forfeitures and will be recognized over the vesting period.
Performance share awards granted for previous years
For compensation year	2016		2015		2014
Performance share awards granted for previous years
Performance shares awarded (million)	29.7		21.3		30.7
Value of performance shares awarded (CHF million)	451		429		529
Fair value of each performance share awarded (CHF)	15.42	[1]	18.62	[1]	16.94	[2]
1 Based on the Group’s share price on the grant date.
2 Based on the Group’s share price on the grant date discounted for future expected dividends.
Performance share award activities
	2016		2015			2014
	Number of performance share awards in million	Weighted- average grant-date fair value in CHF	Number of performance share awards in million		Weighted- average grant-date fair value in CHF	Number of performance share awards in million	Weighted- average grant-date fair value in CHF
Performance share awards
Balance at beginning of period	55.9	21.01	48.2		26.89	41.4	25.51
Granted	21.4	18.62	32.5	[1]	16.11	24.3	28.13
Settled	(26.5)	22.67	(23.4)		26.24	(16.0)	25.27
Forfeited	(2.4)	19.64	(1.4)		21.75	(1.5)	26.28
Balance at end of period	48.4	19.11	55.9		21.01	48.2	26.89
of which vested	6.8	–	3.3		–	3.3	–
of which unvested	41.6	–	52.6		–	44.9	–
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

Contingent Capital Awards
CCA were granted in February 2017, January 2016 and January 2015 as part of the 2016, 2015 and 2014 deferred variable compensation and have rights and risks similar to those of certain contingent capital instruments issued by the Group in the market. CCA are scheduled to vest on the third anniversary of the grant date, other than those granted to individuals classified as risk managers or senior managers under the UK PRA Remuneration Code, where CCA vest on the fifth and seventh anniversaries of the grant date, respectively, and will be expensed over the vesting period. CCA provide a conditional right to receive semi-annual cash payments of interest equivalents until settled, with rates being dependent upon the vesting period and currency of denomination:
– CCA granted in 2017, 2016 and 2015 that are denominated in US dollars and vest three, five and seven years from the date of grant receive interest rate equivalents at a rate of 4.27%, 5.41% and 5.75%, respectively, per annum over the six-month US dollar >>>London Interbank Offered Rate (LIBOR);
– CCA granted in 2017, 2016 and 2015 that are denominated in Swiss francs and vest three years from the date of grant receive interest rate equivalents at a rate of 3.17%, 4.23% and 4.85%, respectively, per annum over the six-month Swiss franc LIBOR;
– CCA granted in 2017 that are denominated in Swiss francs and vest five years from the date of grant receive interest rate equivalents at a rate of 3.03% per annum over the six-month Swiss franc LIBOR; and
– CCA granted in 2017 that are denominated in Swiss francs and vest seven years from the date of grant receive interest rate equivalents at a rate of 2.93% per annum over the six-month Swiss franc LIBOR.
The rates were set in line with market conditions at the time of grant and existing high-trigger and low-trigger contingent capital instruments that the Group has issued. For CCA granted in February 2017, employees who received compensation in Swiss francs received CCA denominated in Swiss francs and all other employees received CCA denominated in US dollars.
As CCA qualify as going-concern loss-absorbing capital of the Group, the timing and form of distribution upon settlement is subject to approval by >>>FINMA. At settlement, employees will receive either a contingent capital instrument or a cash payment based on the fair value of the CCA. The fair value will be determined by the Group. In the case of a cash settlement, the CCA award currency denomination will be converted into the local currency of each respective employee.
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
On February 15, 2017, the Group awarded CHF 229 million of CCA that will be expensed over the vesting period from the grant date. CCA were awarded as deferred variable compensation to managing directors and directors. The estimated unrecognized compensation expense of CHF 218 million was determined based on the fair value of the award on the grant date and includes the current estimated outcome of the relevant performance criteria, the estimated future forfeitures and the expected semi-annual cash payments of interest and will be recognized over the vesting period.
Contingent Capital Awards granted for previous years
For compensation year	2016	2015	2014
Contingent Capital Awards granted for previous years
CCA awarded (CHF million)	229	226	360
Contingent Capital share awards
In March 2016, the Group executed a voluntary exchange offer, under which employees had the right to voluntarily convert all or a portion of their respective CCA into Contingent Capital share awards at a conversion price of CHF 14.57. CCA holders elected to convert CHF 226 million of their CCA into Contingent Capital share awards during the election period. This fair value represented an approximate conversion rate of 15%. Each Contingent Capital share award had a grant-date fair value of CHF 14.45 and contains the same contractual term, vesting period, performance criteria and other terms and conditions as the original CCA.
Contingent Capital share award activities
2016
Contingent Capital share awards (million)
Balance at beginning of period	–
Granted	16.4
Settled	(2.6)
Forfeited	(0.3)
Balance at end of period	13.5
of which vested	1.0
of which unvested	12.5
Other variable compensation
In 2016, the Group granted deferred share and cash retention awards of CHF 249 million relating to the reorganization of the Global Markets and Investment Banking & Capital Markets businesses. These awards will be expensed over a period of up to seven years from the grant date. Amortization of these awards in 2016 of CHF 118 million was recognized in the Corporate Center.
Plus Bond awards
Managing directors and directors in the former Investment Banking division received a portion of 2012 deferred variable compensation in the form of Plus Bond awards. The Plus Bond award was essentially a fixed income instrument, denominated in US dollars, which provided a coupon payment that was commensurate with market-based pricing. Plus Bond award holders were entitled to receive semi-annual cash payments on their adjusted award amounts at the rate of LIBOR plus 7.875% per annum until settlement. The Plus Bond settled in July 2016 based on the amount of the initial award less any portfolio losses in excess of a first loss portion retained by the Group of USD 600 million. The value of the Plus Bond awards was based on the performance of a portfolio of unrated and sub-investment-grade asset-backed securities (ABS) that were held in inventory by various trading desks. The Plus Bond award plan contributed to a reduction of the Group’s >>>risk-weighted assets and constituted a risk transfer from the Group to the Plus Bond award holders. Final payout upon settlement of these awards was 100% of the amount awarded.
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
In March 2014, 5,084 employees converted their PAF2 holdings of CHF 684 million into CCA (CHF 516 million) and COF (CHF 168 million). Settlement of the PAF2 CCA occurred in the first half of 2016, following regulatory approvals. Final payout upon settlement of these awards was 94% of the amount awarded.
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
The PAF awards, which have a contractual term of eight years, are fully vested. Each PAF holder will receive a semi-annual cash interest payment of LIBOR plus 250 basis points applied to the notional value of the PAF award granted throughout the contractual term of the award. Beginning in the fifth year after the grant date, the PAF holders will receive an annual cash payment equal to 20% of the notional value of the PAF awards if the fair market value of the Asset Pool in that year has not declined below the initial fair market value of the Asset Pool. In the final year of the contractual term, the PAF holders will receive a final settlement in cash equal to the notional value, less all previous cash payments made to the PAF holder, plus any related gains or less any related losses on the liquidation of the Asset Pool. Settlement is expected to occur in the first half of 2017.
Other cash awards
Other cash awards consist of voluntary deferred compensation plans, systematic market making plans and employee investment plans. The compensation expense related to these awards was primarily driven by mark to market and performance adjustments, as the majority of the awards are fully vested.
Delivered shares
In 2014, the majority of the Group’s share delivery obligations was covered through market purchases and in 2015, the Group delivered all of its shares through market purchases. In 2016, the Group’s share delivery obligations were covered mainly through the issuance of shares from conditional capital, with a portion covered by shares purchased in the market. The Group intends to cover its future share delivery obligations through market purchases.

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
Banking relationships
The Group is a global financial services provider. Many of the members of the Executive Board and the Board of Directors or companies associated with them maintain banking relationships with the Group. The Group or any of its banking subsidiaries may from time to time enter into financing and other banking agreements with companies in which current members of the Executive Board or the Board of Directors have a significant influence as defined by the SEC, such as holding executive and/or board level roles in these companies. With the exception of the transactions described below, relationships with members of the Executive Board or the Board of Directors and such companies are in the ordinary course of business and are entered into on an arm’s length basis. Also, unless otherwise noted, all loans to members of the Executive Board, members of the Board of Directors or companies associated with them were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and did not involve more than the normal risk of collectability or present other unfavorable features. As of December 31, 2016, 2015 and 2014, there were no loan exposures to such related parties that were not made in the ordinary course of business and at prevailing market conditions.
Related party loans
Executive Board and Board of Directors loans
The majority of loans outstanding to members of the Executive Board and the Board of Directors are mortgages or loans against securities.
All mortgage loans to members of the Executive Board are granted either with variable or fixed interest rates over a certain period. Typically, mortgages are granted for periods of up to ten years. Interest rates applied are based on refinancing costs plus a margin, and interest rates and other terms are consistent with those applicable to other employees. Loans against securities are granted at interest rates and on terms applicable to such loans granted to other employees. The same credit approval and risk assessment procedures apply to members of the Executive Board as for other employees. Unless otherwise noted, all loans to members of the Executive Board were made in the ordinary course of business and substantially on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and in consideration of the terms which apply to all Group employees. These loans did not involve more than the normal risk of collectability or present other unfavorable features. The highest loan outstanding to an Executive Board member was CHF 7 million to Thomas Gottstein as of December 31, 2016.
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
Executive Board and Board of Directors loans
in	2016		2015	2014
Loans to members of the Executive Board (CHF million)
Balance at beginning of period	26	[1]	5	10
Additions	6		21	3
Reductions	(7)		0	(8)
Balance at end of period	25	[1]	26	5
Loans to members of the Board of Directors (CHF million)
Balance at beginning of period	8	[2]	16	55
Additions	3		1	6
Reductions	(1)		(9)	(45)
Balance at end of period	10	[2]	8	16
1 The number of individuals with outstanding loans at the beginning and the end of the year was seven and eight, respectively.
2 The number of individuals with outstanding loans at the beginning and the end of the year was three and four, respectively.
Equity method investees loans
The Group or its subsidiaries grant loans to equity method investees in the normal course of business.
> Refer to “Note 40 – Significant subsidiaries and equity method investments” for a list of equity method investments.

Loans made by the Group or any subsidiaries to equity method investees
in	2016	2015	2014
Loans to equity method investees (CHF million)
Balance at beginning of period	135	13	10
Net borrowings/(repayments)	38	122	3
Balance at end of period	173	135	13
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
The following new Tier 1 Capital Notes were outstanding as of December 31, 2016:
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
Liabilities due to own pension funds
Liabilities due to the Group’s own defined benefit pension funds as of December 31, 2016 and 2015 of CHF 521 million and CHF 1,580 million, respectively, were reflected in various liability accounts in the Group’s consolidated balance sheets. Certain unconsolidated SPEs wholly owned by the Group had liabilities to the pension funds of the Group with notional values of CHF 53 million and CHF 80 million as of December 31, 2016 and 2015, respectively.

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
The Group contributes to various defined contribution pension plans primarily in the US and the UK as well as other countries throughout the world. During 2016, 2015 and 2014, the Group contributed to these plans and recognized as expense CHF 161 million, CHF 157 million and CHF 182 million, respectively.
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
Swiss pension plan
The Group’s most significant defined benefit pension plan, the Credit Suisse Swiss Pension Plan (Swiss pension plan), is located and covers its employees in Switzerland and is set up as a trust domiciled in Zurich. The Swiss pension plan provides benefits in the event of retirement, death and disability and meets or exceeds the minimum benefits required under the Swiss Federal Law on Occupational Retirement, Survivors’ and Disability Pension Plans (BVG). Benefits in the Swiss pension plan are determined on the basis of the accumulated employer and employee contributions and accumulated interest credited. Although the Swiss pension plan is largely defined contribution in nature, it is treated as a defined benefit plan under US GAAP, mainly due to a guaranteed minimum return on contributions and guaranteed payment of lifetime pensions. As of December 31, 2016 and 2015, the Swiss pension plan comprised 73% and 75%, respectively, of all the Group’s employees participating in defined benefit plans, 80% and 81%, respectively, of the >>>fair value of plan assets, and 82% and 82%, respectively, of the pension benefit obligation of the Group’s defined benefit plans.
Employee contributions in the savings section depend on their age and are determined as a percentage of the pensionable salary. The employees can select between three different levels of contributions which vary between 5% and 14% depending on their age. The Group’s contribution varies between 7.5% and 25% of the pensionable salary depending on the employee’s age.
The Swiss Federal council sets the minimum statutory interest rate on savings balances on an annual basis that applies to the BVG minimum pensionable salary (1.25% as of January 1, 2016 and 1.00% as of January 1, 2017). The statutory interest rate on savings balances does not apply to extra mandatory benefits. The Board of Trustees of the Swiss pension fund sets the interest rate to be applied on the accumulated savings balance on an annual basis.
When employees retire, their savings balance is converted into an annuity and the conversion rate is the percentage used to convert the assets accrued in the Swiss pension plan to an annual lifetime retirement pension. The level of the conversion rate depends on the life expectancy of future retirees and on the long-term potential for returns in the capital markets. The Board of Trustees of the Swiss pension plan has the responsibility to set the conversion rates for the plan. In December 2016, the Board of Trustees of the Swiss pension plan decided in favor of further decreases in conversion rates. In the future, decisions on conversion rates will be set for a planning horizon of at least eight years.
International pension plans
Various defined benefit pension plans cover the Group’s employees outside Switzerland. These plans provide benefits in the event of retirement, death, disability or termination of employment. Retirement benefits under the international pension plans depend on age, contributions and salary. The Group’s principal defined benefit pension plans outside Switzerland are located in the US and in the UK. Both of these plans are funded, closed to new participants and have ceased accruing new benefits. Smaller defined benefit pension plans, both funded and unfunded, are operated in other locations.
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
Components of total benefit costs
	Defined benefit pension plans						Other post-retirement defined benefit plans
	Switzerland			International			International
in	2016	2015	2014	2016	2015	2014	2016	2015	2014
Total benefit costs (CHF million)
Service costs on benefit obligation	288	298	253	20	21	19	0	0	0
Interest costs on benefit obligation	141	189	338	124	129	134	8	7	7
Expected return on plan assets	(536)	(592)	(547)	(175)	(195)	(178)	0	0	0
Amortization of recognized prior service cost/(credit)	(116)	(85)	(88)	0	0	0	0	(23)	(9)
Amortization of recognized actuarial losses/(gains)	366	351	137	41	84	52	10	14	9
Net periodic benefit costs/(credits)	143	161	93	10	39	27	18	(2)	7
Settlement losses/(gains)	24	24	44	72	(1)	(2)	0	0	0
Curtailment losses/(gains)	(18)	(2)	(9)	0	0	0	0	0	0
Special termination benefits	22	9	17	0	0	0	0	0	0
Total benefit costs/(credits)	171	192	145	82	38	25	18	(2)	7
Total benefit costs reflected in compensation and benefits – other for 2016, 2015 and 2014 were CHF 271 million, CHF 228 million and CHF 177 million, respectively.
Since the second quarter of 2011, as part of its strategic plan, the Group has launched a number of cost efficiency measures, including headcount reduction. This resulted in curtailment gains of CHF 18 million, CHF 2 million and CHF 9 million in 2016, 2015 and 2014, respectively, reflecting the immediate recognition of a credit relating to the years of service no longer expected to be rendered. Additional costs of CHF 24 million, CHF 24 million and CHF 44 million in 2016, 2015 and 2014, respectively, related to the settlement of the pension obligation for employees in Switzerland whose employment has effectively been terminated or who have left the Group due to a sale of their business. Special termination benefit costs of CHF 22 million, CHF 9 million and CHF 17 million have been recognized in 2016, 2015 and 2014, respectively, relating to early retirements in Switzerland in the context of the cost efficiency measures.
During the second half of 2016, lump-sum settlement offers were made to terminated vested members of the pension fund in the US. As a result of members accepting this offer, there was an additional cost of CHF 72 million relating to the settlement of pension obligations for these members.
Benefit obligation
The benefit obligation is expressed as either accumulated benefit obligation (ABO) or PBO. While the ABO refers to the actuarial present value based on employee services rendered prior to that date and takes into account current and past compensation levels, the PBO also applies an assumption as to future compensation levels.
The table “Obligations and funded status of the plans” shows the changes in the PBO, the ABO, the fair value of plan assets and the amounts recognized in the consolidated balance sheets for the defined benefit pension and other post-retirement defined benefit plans.
US GAAP requires an employer to recognize the funded status of the defined benefit pension and other post-retirement defined benefit plans on the balance sheet. The funded status of these plans is determined as the difference between the fair value of plan assets and the PBO. The funded status may vary from year to year due to changes in the fair value of plan assets and variations of the PBO following changes in the underlying assumptions and census data used to determine the PBO. In 2016 and 2015, the curtailments, settlements and special termination benefits in Switzerland, which impacted the PBO, related to the headcount reduction in the context of the cost efficiency measures.
In 2015, the Board of Trustees of the Swiss pension plan changed a number of retirement benefits, reflecting the plan’s ability to finance benefits on an ongoing long-term basis, which became effective as of January 1, 2017. These changes reflect the prospective higher costs of providing retirement benefits due to lower expected asset returns, lower interest rates and increased life expectancy. These considerations have resulted in incremental reductions of conversion rates, the introduction of the reference age 65 for all insured persons, changes to the bridging pension related to the Swiss Old-Age and Survivors Insurance, enhanced lump-sum withdrawal options on retirement and the reduction of the maximum retirement pension. Furthermore, the Board of Trustees of the Swiss pension plan also agreed to improve death and disability benefits and to introduce a cohabiting partner’s pension. In 2016, the Board of Trustees of the Swiss pension plan made additional amendments to plan conditions leading to further decreases in future conversion rates. These changes resulted in a CHF 302 million and CHF 179 million reduction in the PBO for the Swiss pension plan in December 2015 and 2016, respectively.

The total net amount recognized in the consolidated balance sheets as of December 31, 2016 and 2015 for the defined benefit pension plans was a net overfunding of CHF 729 million and a net underfunding of CHF 140 million, respectively.
In 2017, the Group expects to contribute CHF 430 million to the Swiss and international defined benefit pension plans and CHF 12 million to other post-retirement defined benefit plans.
Obligations and funded status of the plans
	Defined benefit pension plans				Other post-retirement defined benefit plans
	Switzerland		International		International
in / end of	2016	2015	2016	2015	2016	2015
PBO (CHF million) [1]
Beginning of the measurement period	16,088	15,661	3,366	3,539	180	178
Plan participant contributions	202	198	0	0	0	0
Service cost	288	298	20	21	0	0
Interest cost	141	189	124	129	8	7
Plan amendments	(179)	(302)	0	0	0	0
Settlements	(70)	(77)	(278)	0	0	0
Curtailments	(4)	(9)	0	0	0	0
Special termination benefits	22	9	1	2	0	0
Actuarial losses/(gains)	134	818	476	(97)	1	4
Benefit payments	(737)	(697)	(150)	(113)	(11)	(10)
Exchange rate losses/(gains)	0	0	(222)	(115)	6	1
End of the measurement period	15,885	16,088	3,337	3,366	184	180
Fair value of plan assets (CHF million)
Beginning of the measurement period	15,602	15,635	3,712	3,876	0	0
Actual return on plan assets	510	134	824	62	0	0
Employer contributions	444	409	232	19	11	10
Plan participant contributions	202	198	0	0	0	0
Settlements	(70)	(77)	(278)	0	0	0
Benefit payments	(737)	(697)	(150)	(113)	(11)	(10)
Exchange rate gains/(losses)	0	0	(340)	(132)	0	0
End of the measurement period	15,951	15,602	4,000	3,712	0	0
Funded status recognized (CHF million)
Funded status of the plan – overfunded/(underfunded)	66	(486)	663	346	(184)	(180)
Funded status recognized in the consolidated balance sheet as of December 31	66	(486)	663	346	(184)	(180)
Total amount recognized (CHF million)
Noncurrent assets	66	0	995	825	0	0
Current liabilities	0	0	(11)	(9)	(12)	(11)
Noncurrent liabilities	0	(486)	(321)	(470)	(172)	(169)
Total amount recognized in the consolidated balance sheet as of December 31	66	(486)	663	346	(184)	(180)
ABO (CHF million) [2]
End of the measurement period	14,962	15,160	3,281	3,315	184	180
1 Including estimated future salary increases.
2 Excluding estimated future salary increases.

PBO or ABO in excess of plan assets
The following table shows the aggregate PBO and ABO, as well as the aggregate fair value of plan assets for those plans with PBO in excess of plan assets and those plans with ABO in excess of plan assets as of December 31, 2016 and 2015, respectively.
Defined benefit pension plans in which PBO or ABO exceeded plan assets
	PBO exceeds fair value of plan assets				[1]	ABO exceeds fair value of plan assets				[1]
	Switzerland		International			Switzerland		International
December 31	2016	2015	2016	2015		2016	2015	2016	2015
CHF million
PBO	0	16,088	1,426	1,630		0	0	1,407	1,613
ABO	0	15,160	1,391	1,600		0	0	1,378	1,589
Fair value of plan assets	0	15,602	1,095	1,152		0	0	1,079	1,137
1 Includes only those defined benefit pension plans where the PBO/ABO exceeded the fair value of plan assets.
Amount recognized in AOCI and other comprehensive income
The following table shows the actuarial gains/(losses) and prior service credit/(cost) which were recorded in AOCI and subsequently recognized as components of net periodic benefit costs.
Amounts recognized in AOCI, net of tax
	Defined benefit pension plans		Other post-retirement defined benefit plans		Total
end of	2016	2015	2016	2015	2016	2015
Amounts recognized in AOCI (CHF million)
Actuarial gains/(losses)	(4,239)	(4,629)	(39)	(43)	(4,278)	(4,672)
Prior service credit/(cost)	640	604	3	3	643	607
Total	(3,599)	(4,025)	(36)	(40)	(3,635)	(4,065)
The following tables show the changes in other comprehensive income due to actuarial gains/(losses) and prior service credit/(cost) recognized in AOCI during 2016 and 2015 and the amortization of the aforementioned items as components of net periodic benefit costs for these periods as well as the amounts expected to be amortized in 2017.

Amounts recognized in other comprehensive income
	Defined benefit pension plans			Other post-retirement defined benefit plans
in	Gross	Tax	Net	Gross	Tax	Net	Total net
2016 (CHF million)
Actuarial gains/(losses)	13	(9)	4	(1)	0	(1)	3
Prior service credit/(cost)	180	(38)	142	0	0	0	142
Amortization of actuarial losses/(gains)	408	(91)	317	10	(4)	6	323
Amortization of prior service cost/(credit)	(116)	24	(92)	0	0	0	(92)
Immediate recognition due to curtailment/settlement	82	(28)	54	0	0	0	54
Total	567	(142)	425	9	(4)	5	430
2015 (CHF million)
Actuarial gains/(losses)	(1,312)	276	(1,036)	(4)	2	(2)	(1,038)
Prior service credit/(cost)	302	(64)	238	0	0	0	238
Amortization of actuarial losses/(gains)	435	(93)	342	14	(5)	9	351
Amortization of prior service cost/(credit)	(85)	18	(67)	(23)	9	(14)	(81)
Immediate recognition due to curtailment/settlement	30	(6)	24	0	0	0	24
Total	(630)	131	(499)	(13)	6	(7)	(506)
Amounts in AOCI, net of tax, expected to be amortized in 2017
in 2017	Defined benefit pension plans	Other post-retirement defined benefit plans
CHF million
Amortization of actuarial losses/(gains)	315	5
Amortization of prior service cost/(credit)	(103)	0
Total	212	5
Assumptions
The measurement of both the net periodic benefit costs and the benefit obligation is determined using explicit assumptions, each of which individually represents the best estimate of a particular future event.
Weighted-average assumptions used to determine net periodic benefit costs and benefit obligation
	Defined benefit pension plans						Other post-retirement defined benefit plans
	Switzerland			International			International
December 31	2016	2015	2014	2016	2015	2014	2016	2015	2014
Net periodic benefit cost (%)
Discount rate	0.90	1.25	2.60	4.05	3.82	4.71	4.50	4.20	5.10
Salary increases	0.80	1.00	1.20	3.56	4.19	4.31	–	–	–
Interest rate on savings balances	1.25	1.25	2.00	1.10	1.10	1.10	–	–	–
Expected long-term rate of return on plan assets	3.50	4.00	3.75	5.07	6.00	6.16	–	–	–
Benefit obligation (%)
Discount rate	0.85	0.90	1.25	3.10	4.05	3.82	4.21	4.50	4.20
Salary increases	0.50	0.80	1.00	3.55	3.56	4.19	–	–	–
Interest rate on savings balances	0.85	1.25	1.25	0.40	1.10	1.10	–	–	–

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
When Credit Suisse estimates the interest rate on savings balances, expected future changes in the interest rate environment are taken into consideration. Specifically, Credit Suisse uses the cash flow weighted average of the yield curve used for the discount rate as the best estimate for the interest rate on savings balances for these long term projections.
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
Mortality assumptions are based on standard mortality tables and standard models and methodologies for projecting future improvements to mortality as developed and published by external independent actuarial societies and actuarial organizations.
Mortality tables and life expectancies for major plans
			Life expectancy at age 65 for a male member currently								Life expectancy at age 65 for a female member currently
			aged 65				aged 45				aged 65				aged 45
December 31			2016		2015		2016		2015		2016		2015		2016		2015
Life expectancy (years)
Switzerland	BVG 2015 tables		21.2	[1]	20.8	[2]	22.4	[1]	20.8	[2]	23.0	[1]	22.9	[2]	24.4	[1]	22.9	[2]
UK	SAPS S2 light tables		24.0	[3]	24.0	[4]	25.5	[3]	26.1	[4]	25.1	[3]	25.2	[4]	26.8	[3]	27.4	[4]
US	RP-2014 mortality tables	[5]	21.4		21.3		22.6		22.6		23.3		23.2		24.4		24.3
1 The BVG 2015 tables were used, including CMI projections with a long-term rate of improvement of 1.25% per annum.
2 The standard BVG 2015 tables, projected for five years to 2020, were used.
3 95% of Self-Administered Pension Scheme (SAPS) S2 light tables was used, which included proposed CMI projections with a long-term rate of improvement of 1.5% per annum.
4 Core CMI projections were applied.
5 The Retirement Projection 2014 (RP-2014) mortality tables were used, with projections based on the Social Security Administrations' intermediate improvement scale.
Under US GAAP, the assumptions used to value the PBO should always represent the best estimate as of the measurement date. Credit Suisse regularly reviews the actuarial assumptions used to value and measure the defined benefit obligation on a periodic basis as required by US GAAP.
> Refer to “Critical accounting estimates” in II – Operating and financial review and “Note 1- Summary of significant accounting policies” for further information.
As part of its review in 2016, Credit Suisse concluded that additional refinements to the assumptions for the Swiss pension plan were required in order to reflect the best estimate. As a result, Credit Suisse enhanced its methodology for determining the actuarial assumptions for the Swiss pension plan as follows:
– For estimating the discount rates used for discounting expected future cash flows when valuing the PBO, Credit Suisse introduced a more standardized approach for setting this assumption and improved the construction of the yield curve where the market for high-quality Swiss corporate bonds with long-term maturities was not sufficiently deep. The individual spot rates on the yield curve were applied for discounting each respective year’s cash flow in measuring the Swiss pension plan’s benefit obligation as of December 31, 2016. These improvements and refinements in estimates resulted in an incremental decrease to the PBO of approximately CHF 440 million.
– In Switzerland, the mortality tables used for the occupational pension fund are the BVG series, which are currently reviewed every five years. Prior to 2016, Credit Suisse used the periodic BVG 2015 table with allowances for future improvements in life expectancy until 2020, which was based on the applicable current BVG generational table improvement scale. For 2016, Credit Suisse refined its methodology to incorporate future improvements in life expectancy on a continuous basis by applying future expected improvements to the periodic BVG 2015 table using the Continuous Mortality Investigation (CMI) model with a long-term improvement rate of 1.25%. The move to the generational table resulted in an incremental increase to the PBO of CHF 175 million.
– In setting the assumption for the future interest rate on savings balances and future conversion rates, management took into consideration the expected level of future interest rates based on the yield curve used for the discount rate in addition to the legal minimum requirements, current rates approved by the Board of Trustees of the Swiss pension fund and historical trends.
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
Health care cost trend rates and sensitivity
in / end of	2016	2015	2014
Health care cost trend rate (%)
Annual weighted-average health care cost trend rate [1]	8.30	8.00	8.00
Increase/(decrease) in post-retirement expenses (CHF million)
One percentage point increase in health care cost trend rates	0.2	0.2	0.2
One percentage point decrease in health care cost trend rates	(0.2)	(0.2)	(0.3)
Increase/(decrease) in post-retirement benefit obligation (CHF million)
One percentage point increase in health care cost trend rates	4	4	5
One percentage point decrease in health care cost trend rates	(4)	(4)	(4)
1 The annual health care cost trend rate is assumed to decrease gradually to achieve the long-term health care cost trend rate of 5% by 2022.
The annual health care cost trend rate used to determine the defined benefit cost for 2017 is 8.30%.
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
As of December 31, 2016 and 2015, the total fair value of Group debt securities included in plan assets of the Group’s defined benefit pension plans was CHF 54 million and CHF 83 million, respectively, and the total fair value of Group equity securities and options was CHF 90 million and CHF 131 million, respectively.
Fair value hierarchy of plan assets
> Refer to “Fair value measurement” in Note 35 – Financial instruments for discussion of the fair value hierarchy.
Fair value of plan assets
The following tables present the plan assets measured at fair value on a recurring basis as of December 31, 2016 and 2015 for the Group’s defined benefit pension plans.

Plan assets measured at fair value on a recurring basis
end of	2016						2015
	Level 1	Level 2		Level 3	Assets measured at net asset value per share	Total	Level 1	Level 2		Level 3	Assets measured at net asset value per share	Total
Plan assets at fair value (CHF million)
Cash and cash equivalents	440	0		0	0	440	1,286	0		0	0	1,286
Debt securities	3,186	438		0	748	4,372	1,822	581		0	1,736	4,139
of which governments	0	0		0	0	0	0	11		0	0	11
of which corporates	3,186	438		0	748	4,372	1,822	570		0	1,736	4,128
Equity securities	6,011	0		0	0	6,011	5,597	0		0	0	5,597
Real estate	154	575		1,204	0	1,933	103	543		1,156	0	1,802
of which direct	0	0		1,204	0	1,204	0	0		1,156	0	1,156
of which indirect	154	575		0	0	729	103	543		0	0	646
Alternative investments	329	(35)		0	2,901	3,195	168	(57)		0	2,667	2,778
of which private equity	0	0		0	1,107	1,107	0	0		0	1,022	1,022
of which hedge funds	0	0		0	1,293	1,293	0	0		0	1,135	1,135
of which other	329	(35)		0	501	795	168	(57)		0	510	621
Switzerland	10,120	978		1,204	3,649	15,951	8,976	1,067		1,156	4,403	15,602
Cash and cash equivalents	49	170		0	0	219	46	147		0	0	193
Debt securities	1,071	1,174		33	248	2,526	890	860		50	127	1,927
of which governments	491	7		0	0	498	368	7		0	0	375
of which corporates	580	1,167		33	248	2,028	522	853		50	127	1,552
Equity securities	196	187		0	226	609	208	424		0	337	969
Real estate – indirect	0	0		58	0	58	0	87		48	0	135
Alternative investments	0	321		0	177	498	0	230		0	157	387
of which hedge funds	0	0		0	177	177	0	0		0	157	157
of which other	0	321	[1]	0	0	321	0	230	[1]	0	0	230
Other investments	0	90		0	0	90	0	101		0	0	101
International	1,316	1,942		91	651	4,000	1,144	1,849		98	621	3,712
Total plan assets at fair value	11,436	2,920		1,295	4,300	19,951	10,120	2,916		1,254	5,024	19,314
1 Primarily related to derivative instruments.

Plan assets measured at fair value on a recurring basis for level 3
				Actual return on plan assets
	Balance at beginning of period	Transfers in	Transfers out	On assets still held at reporting date	On assets sold during the period	Purchases, sales, settlements	Foreign currency translation impact	Balance at end of period
2016 (CHF million)
Debt securities – corporates	50	6	0	0	(1)	(24)	2	33
Real estate	1,204	48	0	34	18	(44)	2	1,262
of which direct	1,156	0	0	48	0	0	0	1,204
of which indirect	48	48	0	(14)	18	(44)	2	58
Total plan assets at fair value	1,254	54	0	34	17	(68)	4	1,295
of which Switzerland	1,156	0	0	48	0	0	0	1,204
of which International	98	54	0	(14)	17	(68)	4	91
2015 (CHF million)
Debt securities – corporates	62	0	(12)	(4)	0	5	(1)	50
Real estate	1,263	0	(87)	40	0	(12)	0	1,204
of which direct	1,146	0	0	26	0	(16)	0	1,156
of which indirect	117	0	(87)	14	0	4	0	48
Total plan assets at fair value	1,325	0	(99)	36	0	(7)	(1)	1,254
of which Switzerland	1,146	0	0	26	0	(16)	0	1,156
of which International	179	0	(99)	10	0	9	(1)	98
Qualitative disclosures of valuation techniques used to measure fair value
Cash and cash equivalents
Cash and cash equivalents includes money market instruments such as bankers’ acceptances, certificates of deposit, >>>CP, book claims, treasury bills, other rights and commingled funds. Valuations of money market instruments and commingled funds are generally based on observable inputs.
Debt securities
Debt securities include government and corporate bonds which are generally quoted in active markets or as units in mutual funds. Debt securities for which market prices are not available, are valued based on yields reflecting the perceived risk of the issuer and the maturity of the security, recent disposals in the market or other modeling techniques, which may involve judgment. Units in mutual funds which are not directly quoted on a public stock exchange and/or for which a fair value is not readily determinable are measured at fair value using NAV.
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
Weighted-average plan asset allocation
	Switzerland		International
December 31	2016	2015	2016	2015
Weighted-average plan asset allocation (%)
Cash and cash equivalents	2.8	8.2	5.5	5.2
Debt securities	27.4	26.4	63.2	51.9
Equity securities	37.7	35.9	15.3	26.1
Real estate	12.1	11.6	1.4	3.6
Alternative investments	20.0	17.9	12.4	10.4
Insurance	0.0	0.0	2.2	2.8
Total	100.0	100.0	100.0	100.0
The following table shows the target plan asset allocation for 2017 in accordance with the Group’s investment strategy. The target plan asset allocation is used to determine the expected return on plan assets to be considered in the net periodic benefit costs for 2017.
Weighted-average target plan asset allocation for 2017
	Switzerland	International
2017 (%)
Cash and cash equivalents	10.0	0.0
Debt securities	32.0	72.3
Equity securities	30.0	12.2
Real estate	10.0	0.6
Alternative investments	18.0	12.4
Insurance	0.0	2.5
Total	100.0	100.0
Estimated future benefit payments for defined benefit plans
The following table shows the estimated future benefit payments for defined benefit pension and other post-retirement defined benefit plans.
Estimated future benefit payments for defined benefit plans
	Defined benefit pension plans	Other post-retirement defined benefit plans
Estimated future benefit payments (CHF million)
2017	1,200	12
2018	933	12
2019	919	13
2020	918	13
2021	944	13
For five years thereafter	4,658	60

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
Cash flow hedges
The Group designates cash flow hedges as part of its strategy to mitigate its risk to variability of cash flows on loans, deposits and other debt obligations by using interest rate swaps to convert variable rate assets or liabilities to fixed rates. The Group also uses cross-currency swaps to convert foreign-currency-denominated fixed and floating rate assets or liabilities to fixed rate assets or liabilities based on the currency profile to which the Group elects to be exposed. This includes, but is not limited to, Swiss francs and US dollars. Further, the Group uses derivatives to hedge its cash flows associated with forecasted transactions. As of the end of 2016, the maximum length of time over which the Group hedged its exposure to the variability in future cash flows for forecasted transactions, excluding those forecasted transactions related to the payment of variable interest on existing financial instruments, was five years.
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
> Refer to “Note 35 – Financial instruments” for further information.
Fair value of derivative instruments
	Trading			Hedging			[1]
end of 2016	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)
Derivative instruments (CHF billion)
Forwards and forward rate agreements	8,321.9	3.3	3.2	0.0	0.0	0.0
Swaps	13,190.0	91.0	85.5	47.5	1.0	1.0
Options bought and sold (OTC)	2,164.4	43.1	41.1	0.0	0.0	0.0
Futures	522.1	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	468.0	0.2	0.2	0.0	0.0	0.0
Interest rate products	24,666.4	137.6	130.0	47.5	1.0	1.0
Forwards	1,211.6	19.2	20.8	11.0	0.1	0.0
Swaps	819.4	34.5	42.0	0.0	0.0	0.0
Options bought and sold (OTC)	416.8	8.1	8.4	4.8	0.0	0.0
Futures	17.8	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	4.1	0.0	0.0	0.0	0.0	0.0
Foreign exchange products	2,469.7	61.8	71.2	15.8	0.1	0.0
Forwards	1.3	0.0	0.0	0.0	0.0	0.0
Swaps	191.0	4.7	5.3	0.0	0.0	0.0
Options bought and sold (OTC)	206.5	7.7	7.4	0.0	0.0	0.0
Futures	41.5	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	355.9	11.6	13.1	0.0	0.0	0.0
Equity/index-related products	796.2	24.0	25.8	0.0	0.0	0.0
Credit derivatives [2]	558.7	8.1	9.2	0.0	0.0	0.0
Forwards	7.2	0.1	0.2	0.0	0.0	0.0
Swaps	20.1	2.0	1.4	0.0	0.0	0.0
Options bought and sold (OTC)	20.2	0.4	0.3	0.0	0.0	0.0
Futures	14.3	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	3.4	0.0	0.1	0.0	0.0	0.0
Other products [3]	65.2	2.5	2.0	0.0	0.0	0.0
Total derivative instruments	28,556.2	234.0	238.2	63.3	1.1	1.0
The notional amount, PRV and NRV (trading and hedging) was CHF 28,619.5 billion, CHF 235.1 billion and CHF 239.2 billion, respectively, as of December 31, 2016.
1 Relates to derivative contracts that qualify for hedge accounting under US GAAP.
2 Primarily credit default swaps.
3 Primarily precious metals, commodity and energy products.

Fair value of derivative instruments (continued)
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
2 Primarily credit default swaps.
3 Primarily precious metals, commodity, energy and emission products.
Fair value hedges
in	2016	2015	2014
Gains/(losses) recognized in income on derivatives (CHF million)
Interest rate products	(116)	(117)	(231)
Foreign exchange products	0	0	3
Total	(116)	(117)	(228)
Gains/(losses) recognized in income on hedged items (CHF million)
Interest rate products	111	101	227
Foreign exchange products	0	0	(3)
Total	111	101	224
Details of fair value hedges (CHF million)
Net gains/(losses) on the ineffective portion	(5)	(16)	(4)
Represents gains/(losses) recognized in trading revenues.

Cash flow hedges
in	2016		2015		2014
Gains/(losses) recognized in AOCI on derivatives (CHF million)
Interest rate products	(5)		21		40
Foreign exchange products	(9)		(32)		(43)
Total	(14)		(11)		(3)
Gains/(losses) reclassified from AOCI into income (CHF million)
Interest rate products	29	[1]	37	[1]	21	[2]
Foreign exchange products	(16)	[2,3,4]	(61)	[2,3,4]	(8)	[3,4]
Total	13		(24)		13
Details of cash flow hedges (CHF million)
Net gains/(losses) on the ineffective portion [2]	(1)		(12)		(1)
Represents gains/(losses) on effective portion.
1 Included in interest and dividend income.
2 Included in trading revenues.
3 Included in other revenues.
4 Included in total other operating expenses.
The net loss associated with cash flow hedges expected to be reclassified from AOCI within the next 12 months was CHF 13 million.
Net investment hedges
in	2016	2015	2014
Gains/(losses) recognized in AOCI on derivatives (CHF million)
Foreign exchange products	(536)	440	(1,672)
Total	(536)	440	(1,672)
Represents gains/(losses) on effective portion.
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
Contingent credit risk
end of	2016				2015
	Bilateral counterparties	Special purpose entities	Accelerated terminations	Total	Bilateral counterparties	Special purpose entities	Accelerated terminations	Total
Contingent credit risk (CHF billion)
Current net exposure	10.5	0.2	1.1	11.8	13.2	0.5	1.4	15.1
Collateral posted	9.5	0.2	–	9.7	12.3	0.5	–	12.8
Additional collateral required in a one-notch downgrade event	0.3	0.2	0.0	0.5	0.7	0.4	0.1	1.2
Additional collateral required in a two-notch downgrade event	1.3	0.4	0.5	2.2	1.8	0.7	0.6	3.1
Additional collateral required in a three-notch downgrade event	1.5	0.7	0.7	2.9	2.1	1.3	0.8	4.2
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

>>>Total return swaps (TRS) of CHF 7.8 billion and CHF 9.8 billion as of December 31, 2016 and 2015, respectively, were also excluded because a TRS does not expose the seller to potential loss from credit risk-related events specified in the contract. A TRS only provides protection against a loss in asset value and not against additional amounts as a result of specific credit events.
Credit protection sold/purchased
end of	2016						2015						4
	Credit protection sold	Credit protection purchased	[1]	Net credit protection (sold)/ purchased	Other protection purchased	Fair value of credit protection sold	Credit protection sold	Credit protection purchased	[1]	Net credit protection (sold)/ purchased	Other protection purchased	Fair value of credit protection sold
Single-name instruments (CHF billion)
Investment grade [2]	(72.4)	67.4		(5.0)	14.3	0.7	(172.8)	164.8		(8.0)	30.7	1.4
Non-investment grade	(30.3)	28.1		(2.2)	18.1	(1.0)	(58.9)	55.3		(3.6)	14.1	(2.4)
Total single-name instruments	(102.7)	95.5		(7.2)	32.4	(0.3)	(231.7)	220.1		(11.6)	44.8	(1.0)
of which sovereign	(27.7)	25.6		(2.1)	6.5	(0.9)	(47.5)	44.0		(3.5)	8.4	(1.2)
of which non-sovereign	(75.0)	69.9		(5.1)	25.9	0.6	(184.2)	176.1		(8.1)	36.4	0.2
Multi-name instruments (CHF billion)
Investment grade [2]	(115.0)	113.9		(1.1)	41.2	0.0	(114.5)	112.7		(1.8)	33.3	(0.8)
Non-investment grade	(20.9)	19.5	[3]	(1.4)	9.8	0.3	(29.0)	26.8	[3]	(2.2)	9.6	0.6
Total multi-name instruments	(135.9)	133.4		(2.5)	51.0	0.3	(143.5)	139.5		(4.0)	42.9	(0.2)
of which sovereign	(0.3)	0.2		(0.1)	0.7	0.1	(0.9)	1.1		0.2	0.0	0.0
of which non-sovereign	(135.6)	133.2		(2.4)	50.3	0.2	(142.6)	138.4		(4.2)	42.9	(0.2)
Total instruments (CHF billion)
Investment grade [2]	(187.4)	181.3		(6.1)	55.5	0.7	(287.3)	277.5		(9.8)	64.0	0.6
Non-investment grade	(51.2)	47.6		(3.6)	27.9	(0.7)	(87.9)	82.1		(5.8)	23.7	(1.8)
Total instruments	(238.6)	228.9		(9.7)	83.4	0.0	(375.2)	359.6		(15.6)	87.7	(1.2)
of which sovereign	(28.0)	25.8		(2.2)	7.2	(0.8)	(48.4)	45.1		(3.3)	8.4	(1.2)
of which non-sovereign	(210.6)	203.1		(7.5)	76.2	0.8	(326.8)	314.5		(12.3)	79.3	0.0
1 Represents credit protection purchased with identical underlyings and recoveries.
2 Based on internal ratings of BBB and above.
3 Includes synthetic securitized loan portfolios.
4 Prior period has been corrected.
The following table reconciles the notional amount of credit derivatives included in the table “Fair value of derivative instruments” to the table “Credit protection sold/purchased”.
Credit derivatives
end of	2016	2015
Credit derivatives (CHF billion)
Credit protection sold	238.6	375.2
Credit protection purchased	228.9	359.6
Other protection purchased	83.4	87.7
Other instruments [1]	7.8	9.4
Total credit derivatives	558.7	831.9
1 Consists of total return swaps and other derivative instruments.
The segregation of the future payments by maturity range and underlying risk gives an indication of the current status of the potential for performance under the derivative contracts.
Maturity of credit protection sold
end of	Maturity less than 1 year	Maturity between 1 to 5 years	Maturity greater than 5 years	Total
2016 (CHF billion)
Single-name instruments	24.2	72.7	5.8	102.7
Multi-name instruments	27.5	84.7	23.7	135.9
Total instruments	51.7	157.4	29.5	238.6
2015 (CHF billion) [1]
Single-name instruments	52.6	170.6	8.5	231.7
Multi-name instruments	24.3	102.2	17.0	143.5
Total instruments	76.9	272.8	25.5	375.2
1 Prior period has been corrected.

33 Guarantees and commitments
Guarantees
In the ordinary course of business, guarantees are provided that contingently obligate the Group to make payments to third parties if the counterparty fails to fulfill its obligation under a borrowing or other contractual arrangement. The total gross amount disclosed within the Guarantees table reflects the maximum potential payment under the guarantees. The carrying value represents the higher of the initial fair value (generally the related fee received or receivable) less cumulative amortization and the Group’s current best estimate of payments that will be required under existing guarantee arrangements.
Guarantees provided by the Group are classified as follows: credit guarantees and similar instruments, performance guarantees and similar instruments, derivatives and other guarantees. The Group no longer provides guarantees for securities lending indemnifications.
Guarantees
end of	Maturity less than 1 year	Maturity between 1 to 3 years	Maturity between 3 to 5 years	Maturity greater than 5 years	Total gross amount	Total net amount	[1]	Carrying value	Collateral received
2016 (CHF million)
Credit guarantees and similar instruments	1,962	500	262	409	3,133	2,913		13	2,043
Performance guarantees and similar instruments	5,109	1,571	194	240	7,114	6,124		76	3,090
Derivatives [2]	15,864	3,377	3,590	976	23,807	23,807		684	–	[3]
Other guarantees	3,460	888	531	581	5,460	5,456		44	3,668
Total guarantees	26,395	6,336	4,577	2,206	39,514	38,300		817	8,801
2015 (CHF million)
Credit guarantees and similar instruments	2,916	744	284	458	4,402	4,193		25	1,729
Performance guarantees and similar instruments	4,295	1,992	627	85	6,999	6,100		78	3,144
Derivatives [2]	23,529	10,061	3,149	1,450	38,189	38,189		755	–	[3]
Other guarantees	3,958	552	447	522	5,479	5,474		52	3,533
Total guarantees	34,698	13,349	4,507	2,515	55,069	53,956		910	8,406
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
Commercial and residential mortgage guarantees are made in connection with the Group’s commercial mortgage activities in the US, where the Group sells certain commercial and residential mortgages to Fannie Mae and agrees to bear a percentage of the losses triggered by the borrowers failing to perform on the mortgage. The Group also issues guarantees that require it to reimburse Fannie Mae for losses on certain whole loans underlying mortgage-backed securities issued by Fannie Mae, which are triggered by borrowers failing to perform on the underlying mortgages.
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
Deposit-taking banks and securities dealers in Switzerland and certain other European countries are required to ensure the payout of privileged deposits in case of specified restrictions or compulsory liquidation of a deposit-taking bank. In Switzerland, deposit-taking banks and securities dealers jointly guarantee an amount of up to CHF 6 billion. Upon occurrence of a payout event triggered by a specified restriction of business imposed by >>>FINMA or by the compulsory liquidation of another deposit-taking bank, the Group’s contribution will be calculated based on its share of privileged deposits in proportion to total privileged deposits. Based on FINMA’s estimate for the Group’s banking subsidiaries in Switzerland, the Group’s share in the deposit insurance guarantee program for the period July 1, 2016 to June 30, 2017 is CHF 0.6 billion. These deposit insurance guarantees were reflected in other guarantees.
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
During 2016, the Group received repurchase claims for residential mortgage loans that were not significant, and loans repurchased during this period and related losses were not material. The balance of outstanding repurchase claims as of the end of 2016 was not significant.
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
Other indemnifications
The Group provides indemnifications to certain counterparties in connection with its normal operating activities for which it is not possible to estimate the maximum amount that it could be obligated to pay. As a normal part of issuing its own securities, the Group typically agrees to reimburse holders for additional tax withholding charges or assessments resulting from changes in applicable tax laws or the interpretation of those laws. Securities that include these agreements to pay additional amounts generally also include a related redemption or call provision if the obligation to pay the additional amounts results from a change in law or its interpretation and the obligation cannot be avoided by the issuer taking reasonable steps to avoid the payment of additional amounts. Since such potential obligations are dependent on future changes in tax laws, the related liabilities the Group may incur as a result of such changes cannot be reasonably estimated. In light of the related call provisions typically included, the Group does not expect any potential liabilities in respect of tax gross-ups to be material.
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
Lease commitments
Lease commitments (CHF million)
2017	583
2018	563
2019	508
2020	477
2021	373
Thereafter	3,273
Future operating lease commitments	5,777
Less minimum non-cancellable sublease rentals	155
Total net future minimum lease commitments	5,622
Rental expense for operating leases
in	2016	2015	2014
Rental expense for operating leases (CHF million)
Minimum rental expense	550	558	572
Sublease rental income	(89)	(92)	(81)
Total net expenses for operating leases	461	466	491
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
Sale-leaseback transactions
During 2016, 2015 and 2014, the Group entered into several smaller sale-leaseback transactions in respect of own property, which were all recognized as operating lease arrangements with lease terms of between one and five years, between two and ten years and between five and ten years, respectively. The total contractual rental expenses were CHF 30 million for the 2016 sale-leaseback transactions, CHF 80 million for the 2015 sale-leaseback transactions and CHF 17 million for the 2014 sale-leaseback transactions.
Other commitments
end of	Maturity less than 1 year	Maturity between 1 to 3 years	Maturity between 3 to 5 years	Maturity greater than 5 years	Total gross amount	Total net amount	[1]	Collateral received
2016 (CHF million)
Irrevocable commitments under documentary credits	4,356	0	0	0	4,356	4,281		2,748
Irrevocable loan commitments [2]	30,382	34,464	44,523	7,606	116,975	113,016		46,068
Forward reverse repurchase agreements	84	0	0	0	84	84		84
Other commitments	487	24	75	51	637	637		0
Total other commitments	35,309	34,488	44,598	7,657	122,052	118,018		48,900
2015 (CHF million)
Irrevocable commitments under documentary credits	4,022	4	3	0	4,029	3,935		2,468
Irrevocable loan commitments [2]	33,890	45,365	44,759	13,639	137,653	133,833		63,276
Forward reverse repurchase agreements	48	0	0	0	48	48		48
Other commitments	450	124	29	169	772	771		6
Total other commitments	38,410	45,493	44,791	13,808	142,502	138,587		65,798
1 Total net amount is computed as the gross amount less any participations.
2
Irrevocable loan commitments do not include a total gross amount of CHF 95,743 million and CHF 98,495 million of unused credit limits as of December 31, 2016 and 2015, respectively, which were revocable at the Group's sole discretion upon notice to the client.

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
Forward reverse repurchase agreements
Forward reverse repurchase agreements represent transactions in which the initial cash exchange of the >>>reverse repurchase transactions takes place on specified future dates. The Group enters into forward reverse repurchase agreements with counterparties that may have existing funded reverse repurchase agreements. Depending on the details of the counterparty contract with Credit Suisse, both a counterparty’s existing funded reverse repurchase agreement and any forward reverse repurchase agreements under contract with the same counterparty are considered.
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
The Group also uses SPEs for other asset-backed financings relating to client-driven activity and for Group tax or regulatory purposes. Types of structures included in this category include managed >>>CLOs, CLOs, leveraged finance, repack and other types of transactions, including life insurance structures, emerging market structures set up for financing, loan participation or loan origination purposes, and other alternative structures created for the purpose of investing in venture capital-like investments. CLOs are collateralized by loans transferred to the CLO vehicle and pay a return based on the returns on the loans. Leveraged finance structures are used to assist in the syndication of certain loans held by the Group, while repack structures are designed to give a client collateralized exposure to specific cash flows or credit risk backed by collateral purchased from the Group. In these asset-backed financing structures, investors typically only have recourse to the collateral of the SPE and do not have recourse to the Group’s assets.
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
Gains and losses on securitization transactions depend, in part, on the carrying values of mortgages and loans involved in the transfer and are allocated between the assets sold and any beneficial interests retained according to the relative >>>fair values at the date of sale.
The Group does not retain material servicing responsibilities from securitization activities.
The following table provides the gains or losses and proceeds from the transfer of assets relating to 2016, 2015 and 2014 securitizations of financial assets that qualify for sale accounting and subsequent derecognition, along with the cash flows between the Group and the SPEs used in any securitizations in which the Group still has continuing involvement, regardless of when the securitization occurred.

Securitizations
in	2016		2015	2014
Gains and cash flows (CHF million)
CMBS
Net gain/(loss) [1]	(2)		1	7
Proceeds from transfer of assets	3,954		9,813	5,335
Cash received on interests that continue to be held	69		148	102
RMBS
Net gain/(loss) [1]	(4)		5	13
Proceeds from transfer of assets	9,866		20,062	22,728
Purchases of previously transferred financial assets or its underlying collateral	0		(1)	(4)
Servicing fees	2		3	2
Cash received on interests that continue to be held	529		457	444
Other asset-backed financings
Net gain [1]	26		24	29
Proceeds from transfer of assets	2,813	[2]	1,740	1,819
Fees [3]	137		0	0
Cash received on interests that continue to be held	2		3	17
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

2
Excludes a net impact of CHF 3,109 million from transfers of assets prior to January 1, 2016 related to certain variable interest entities deconsolidated as a result of the adoption of ASU 2015-02, Amendments to the Consolidation Analysis, on January 1, 2016.

3 Represents management fees and performance fees earned for investment management services provided to managed CLOs.
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
The following table provides the outstanding principal balance of assets to which the Group continued to be exposed after the transfer of the financial assets to any SPE and the total assets of the SPE as of December 31, 2016 and 2015, regardless of when the transfer of assets occurred.
Principal amounts outstanding and total assets of SPEs resulting from continuing involvement
end of	2016		2015
CHF million
CMBS
Principal amount outstanding	28,779		40,625
Total assets of SPE	40,234		56,118
RMBS
Principal amount outstanding	38,319		54,164
Total assets of SPE	39,680		55,833
Other asset-backed financings
Principal amount outstanding	19,777	[1]	21,653
Total assets of SPE	36,049	[1]	22,787
Principal amount outstanding relates to assets transferred from the Group and does not include principal amounts for assets transferred from third parties.
1
Includes a net impact of CHF 3,208 million in principal amount outstanding and of CHF 16,625 million in total assets of the SPE from transfers of assets prior to January 1, 2016 related to certain variable interest entities deconsolidated as a result of the adoption of ASU 2015-02, Amendments to the Consolidation Analysis, on January 1, 2016.

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
Key economic assumptions at the time of transfer
> Refer to “Fair value measurement” in Note 35 – Financial instruments for further information on the fair value hierarchy.

Key economic assumptions used in measuring fair value of beneficial interests at time of transfer
at time of transfer, in	2016							2015							2014
			CMBS				RMBS			CMBS				RMBS			CMBS				RMBS
CHF million, except where indicated
Fair value of beneficial interests			69				2,068			1,512				2,110			1,341				4,023
of which level 2			69				1,827			1,442				1,695			1,242				3,791
of which level 3			0				241			70				415			100				232
Weighted-average life, in years			8.4				7.2			8.2				9.0			4.1				7.7
Prepayment speed assumption (rate per annum), in % [1]			–	[2]	5.0	–	33.0			–	[2]	1.1	–	30.1			–	[2]	1.5	–	23.0
Cash flow discount rate (rate per annum), in % [3]	2.4	–	4.9		1.2	–	24.4	1.7	–	7.2		1.7	–	33.7	1.0	–	11.0		1.9	–	17.8
Expected credit losses (rate per annum), in %	0.0	–	0.0		2.5	–	11.2	0.7	–	5.9		0.5	–	15.9	1.0	–	2.2		0.4	–	15.3
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
Key economic assumptions as of the reporting date
The following table provides the sensitivity analysis of key economic assumptions used in measuring the fair value of beneficial interests held in SPEs as of December 31, 2016 and 2015.
Key economic assumptions used in measuring fair value of beneficial interests held in SPEs
end of	2016											2015
			CMBS	[1]			RMBS			Other asset- backed financing activities	[2]			CMBS	[1]			RMBS			Other asset- backed financing activities	[2]
CHF million, except where indicated
Fair value of beneficial interests			258				1,851			443				1,007				2,274			56
of which non-investment grade			70				523			32				73				581			55
Weighted-average life, in years			7.2				8.1			5.6				6.7				9.7			2.5
Prepayment speed assumption (rate per annum), in % [3]			–		2.0	–	26.9			–				–		1.0	–	37.1			–
Impact on fair value from 10% adverse change			–				(28.7)			–				–				(30.5)			–
Impact on fair value from 20% adverse change			–				(55.9)			–				–				(57.6)			–
Cash flow discount rate (rate per annum), in % [4]	2.3	–	28.8		1.7	–	47.2	0.8	–	21.2		2.1	–	13.3		1.5	–	35.5	5.7	–	21.2
Impact on fair value from 10% adverse change			(6.0)				(48.1)			(8.3)				(18.1)				(63.1)			(0.7)
Impact on fair value from 20% adverse change			(11.7)				(93.5)			(16.4)				(35.6)				(122.5)			(1.5)
Expected credit losses (rate per annum), in %	0.7	–	28.0		0.9	–	44.9	0.9	–	21.2		0.9	–	12.7		1.3	–	34.3	0.2	–	14.2
Impact on fair value from 10% adverse change			(3.5)				(27.3)			(5.1)				(8.0)				(32.3)			(0.7)
Impact on fair value from 20% adverse change			(6.9)				(53.3)			(10.0)				(15.9)				(63.2)			(1.5)
1 To deter prepayment, commercial mortgage loans typically have prepayment protection in the form of prepayment lockouts and yield maintenances.
2 CDOs and CLOs within this category are generally structured to be protected from prepayment risk.
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
Transfers of financial assets where sale treatment was not achieved
The following table provides the carrying amounts of transferred financial assets and the related liabilities where sale treatment was not achieved as of December 31, 2016 and 2015.
> Refer to “Note 36 – Assets pledged and collateral” for further information.
Carrying amounts of transferred financial assets and liabilities where sale treatment was not achieved
end of	2016	2015
CHF million
RMBS
Other assets	0	266
Liability to SPE, included in Other liabilities	0	(266)
Other asset-backed financings
Trading assets	240	155
Other assets	12	122
Liability to SPE, included in Other liabilities	(252)	(277)
Transfers of financial assets accounted for as a sale
US GAAP requires the disclosure of a transaction accounted for as a sale that comprises both of the following: a transfer of financial assets to a transferee and an agreement entered into in contemplation of the initial transfer with the transferee that results in the transferor retaining substantially all of the exposure to the economic return on the transferred financial asset throughout the term of the transaction. In the ordinary course of business, the Group transfers a financial asset accounted for as a sale and, in some instances, enters into an agreement in contemplation of that initial transfer with the same counterparty to retain substantially all of the economics of that transferred financial asset. As of December 31, 2016, the Group had agreements in the form of longevity swaps on life insurance policies, compared to agreements in the form of TRS on equity securities and longevity swaps on life insurance policies as of December 31, 2015.
The following table presents information about the transfers of financial assets accounted for as sales with agreements that result in the Group retaining substantially all of the exposure to the economic return on the transferred assets at the date of sale and remain outstanding as of December 31, 2016 and 2015, respectively, gross cash proceeds received for assets derecognized at the date of sale and the fair values of transferred assets and the aforementioned agreements as of December 31, 2016 and 2015.
Transfer of financial assets accounted for as sales – by transaction type
	at date of derecognition		end of
	Carrying amount derecognized	Gross cash proceeds received for assets derecognized	Fair value of transferred assets	Gross derivative assets recorded	[1]	Gross derivative liabilities recorded	[1]
2016 (CHF million)
Sales with longevity swaps	277	340	374	556		–
Total transactions outstanding	277	340	374	556	[2]	0
2015 (CHF million)
Sales with total return swaps	395	397	398	7		7
Sales with longevity swaps	308	378	375	546		–
Total transactions outstanding	703	775	773	553	[3]	7	[3]
1 Balances presented on a gross basis, before application of counterparty and cash collateral netting.
2 As of December 31, 2016, gross derivative assets of CHF 556 million were included in other products, as disclosed in Note 32 – Derivatives and hedging activities.
3
As of December 31, 2015, gross derivative assets of CHF 7 million and CHF 546 million were included in equity/index-related products and other products, respectively, and gross derivative liabilites of CHF 7 million were included in equity/index-related products, as disclosed in Note 32 – Derivatives and hedging activities.

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
The following tables provide the gross obligation relating to securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral by the class of collateral pledged and by remaining contractual maturity as of December 31, 2016 and 2015.
Securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral – by class of collateral pledged
end of	2016	2015
CHF billion
Government debt securities	29.4	21.1
Corporate debt securities	13.9	15.2
Asset-backed securities	10.3	21.6
Equity securities	1.1	0.1
Other	0.3	0.1
Securities sold under repurchase agreements	55.0	58.1
Government debt securities	2.5	3.1
Corporate debt securities	0.5	0.4
Equity securities	6.0	8.2
Other	0.4	0.3
Securities lending transactions	9.4	12.0
Government debt securities	0.7	0.5
Corporate debt securities	0.4	0.1
Equity securities	31.5	27.9
Obligation to return securities received as collateral, at fair value	32.6	28.5
Total	97.0	98.6
Securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral – by remaining contractual maturity
			Remaining contractual maturities
end of	On demand	[1]	Up to 30 days	[2]	31–90 days	More than 90 days	Total
2016 (CHF billion)
Securities sold under repurchase agreements	6.8		31.9		8.4	7.9	55.0
Securities lending transactions	6.7		2.4		0.0	0.3	9.4
Obligation to return securities received as collateral, at fair value	32.2		0.4		0.0	0.0	32.6
Total	45.7		34.7		8.4	8.2	97.0
2015 (CHF billion)
Securities sold under repurchase agreements	7.7		29.9		8.1	12.4	58.1
Securities lending transactions	6.0		3.6		1.8	0.6	12.0
Obligation to return securities received as collateral, at fair value	26.2		2.3		0.0	0.0	28.5
Total	39.9		35.8		9.9	13.0	98.6
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
Variable interest entities
As a normal part of its business, the Group engages in various transactions that include entities that are considered VIEs and are grouped into three primary categories: >>>CDO/>>>CLOs, CP conduits and financial intermediation. VIEs are SPEs that typically either lack sufficient equity to finance their activities without additional subordinated financial support or are structured such that the holders of the voting rights do not substantively participate in the gains and losses of the entity. VIEs may be sponsored by the Group or third parties. Such entities are required to be assessed for consolidation, compelling the primary beneficiary to consolidate the VIE. The consolidation assessment requires an entity to determine whether it has the power to direct the activities that most significantly affect the economics of the VIE as well as whether the reporting entity has potentially significant benefits or losses in the VIE. The primary beneficiary assessment must be re-evaluated on an ongoing basis.
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
Collateralized debt and loan obligations
The Group engages in CDO/CLO transactions to meet client and investor needs, earn fees and sell financial assets and, for CLOs, loans. The Group may act as underwriter, placement agent or asset manager and may warehouse assets prior to the closing of a transaction. As part of its structured finance business, the Group purchases loans and other debt obligations from and on behalf of clients for the purpose of securitization. The loans and other debt obligations are sold to VIEs, which in turn issue CDO/CLOs to fund the purchase of assets such as investment grade and high yield corporate debt instruments.
Typically, the collateral manager in a managed CDO/CLO is deemed to be the entity that has the power to direct the activities that most affect the economics of the entity. In a static CDO/CLO this “power” role is more difficult to analyze and may be the sponsor of the entity or the >>>CDS counterparty.
CDO/CLOs provide credit risk exposure to a portfolio of ABS or loans (cash CDO/CLOs) or a reference portfolio of securities or loans (synthetic CDO/CLOs). Cash CDO/CLO transactions hold actual securities or loans whereas synthetic CDO/CLO transactions use CDS to exchange the underlying credit risk instead of using cash assets. The Group may also act as a derivative counterparty to the VIEs, which are typically not variable interests, and may invest in portions of the notes or equity issued by the VIEs. The CDO/CLO entities may have actively managed portfolios or static portfolios.
The securities issued by these VIEs are payable solely from the cash flows of the related collateral, and third-party creditors of these VIEs do not have recourse to the Group in the event of default.
The Group’s exposure in CDO/CLO transactions is typically limited to interests retained in connection with its underwriting or market-making activities. Unless the Group has been deemed to have “power” over the entity and these interests are potentially significant, the Group is not the primary beneficiary of the vehicle and does not consolidate the entity. The Group’s maximum exposure to loss does not include any effects from financial instruments used to economically hedge the risks of the VIEs.

Commercial paper conduit
In the fourth quarter of 2015, the Group elected to stop issuing CP from an existing asset-backed CP conduit, Alpine Securitization Corp. (old Alpine), and all outstanding CP was fully repaid as of December 31, 2015. As of December 31, 2016, old Alpine did not have any third-party assets.
In the second quarter of 2016, the Group established Alpine Securitization Ltd (Alpine), a multi-seller asset-backed CP conduit used for client and Group financing purposes. The Group acts as the administrator and provider of liquidity and credit enhancement facilities for Alpine. Alpine discloses to CP investors certain portfolio and asset data and submits its portfolio to rating agencies for public ratings. This CP conduit purchases assets such as loans and receivables or enters into reverse repurchase agreements and finances such activities through the issuance of CP backed by these assets. The CP conduit can enter into liquidity facilities with third-party entities pursuant to which it may purchase assets from these entities to provide them with liquidity and credit support. The financing transactions are structured to provide credit support to the CP conduit in the form of over-collateralization and other asset-specific enhancements. Alpine is a separate legal entity that is wholly owned by the Group. However, its assets are available to satisfy only the claims of its creditors. In addition, the Group, as administrator and liquidity facility provider, has significant exposure to and power over the activities of Alpine. Alpine is considered a VIE for accounting purposes and the Group is deemed the primary beneficiary and consolidates this entity.
The overall average maturity of the conduit’s outstanding CP was approximately 103 days as of December 31, 2016. Alpine was rated A-1(sf) by Standard & Poor’s and P-1(sf) by Moody’s and had exposures in a reverse repurchase agreement, credit card receivables, student loans and car loans.
The Group’s commitment to this CP conduit consists of obligations under liquidity agreements. The liquidity agreements are asset-specific arrangements, which require the Group to purchase assets from the CP conduit in certain circumstances, including a lack of liquidity in the CP market such that the CP conduit cannot refinance its obligations or, in some cases, a default of an underlying asset. The asset-specific credit enhancements provided by the client seller of the assets remain unchanged as a result of such a purchase. In entering into such agreements, the Group reviews the credit risk associated with these transactions on the same basis that would apply to other extensions of credit.
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
The consolidated VIEs tables provide the carrying amounts and classifications of the assets and liabilities of consolidated VIEs as of December 31, 2016 and 2015.

Consolidated VIEs in which the Group was the primary beneficiary
			Financial intermediation
end of	CDO/ CLO	CP Conduit	Securi- tizations	Funds	Loans	Other	Total
2016 (CHF million)
Cash and due from banks	43	1	41	52	50	182	369
Trading assets	0	0	0	478	933	1,333	2,744
Investment securities	0	0	511	0	0	0	511
Other investments	0	0	0	228	1,446	332	2,006
Net loans	0	0	0	0	30	254	284
Premises and equipment	0	0	0	0	199	0	199
Other assets	0	1	1,483	48	51	1,034	2,617
of which loans held-for-sale	0	0	415	0	7	0	422
Total assets of consolidated VIEs	43	2	2,035	806	2,709	3,135	8,730
Trading liabilities	0	0	0	0	18	0	18
Short-term borrowings	0	0	0	1	0	0	1
Long-term debt	54	0	1,639	7	57	2	1,759
Other liabilities	0	0	1	15	124	104	244
Total liabilities of consolidated VIEs	54	0	1,640	23	199	106	2,022
2015 (CHF million)
Cash and due from banks	1,351	0	21	9	93	219	1,693
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	53	0	0	0	0	53
Trading assets	283	49	0	941	1,001	98	2,372
Investment securities	0	0	1,009	0	0	0	1,009
Other investments	0	0	0	0	1,553	433	1,986
Net loans	0	0	0	0	27	1,285	1,312
Premises and equipment	0	0	0	0	327	0	327
Other assets	10,839	123	1,671	0	83	1,735	14,451
of which loans held-for-sale	10,790	0	469	0	16	0	11,275
Total assets of consolidated VIEs	12,473	225	2,701	950	3,084	3,770	23,203
Trading liabilities	8	0	0	0	18	1	27
Short-term borrowings	0	0	81	0	0	0	81
Long-term debt	12,428	0	2,128	125	136	9	14,826
Other liabilities	51	3	3	1	135	643	836
Total liabilities of consolidated VIEs	12,487	3	2,212	126	289	653	15,770
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

Certain VIEs have not been included in the following table, including VIEs structured by third parties in which the Group’s interest is in the form of securities held in the Group’s inventory, certain repurchase financings to funds and single-asset financing vehicles not sponsored by the Group to which the Group provides financing but has very little risk of loss due to over-collateralization and guarantees, failed sales where the Group does not have any other holdings and other entities out of scope.
Non-consolidated VIEs
		Financial intermediation
end of	CDO/ CLO	Securi- tizations	Funds	Loans	Other	Total
2016 (CHF million)
Trading assets	440	3,881	1,526	528	191	6,566
Net loans	4	105	2,007	4,634	608	7,358
Other assets	5	14	20	4	520	563
Total variable interest assets	449	4,000	3,553	5,166	1,319	14,487
Maximum exposure to loss	449	7,171	3,553	9,215	1,821	22,209
Non-consolidated VIE assets	9,774	65,820	68,546	32,651	37,087	213,878
2015 (CHF million)
Trading assets	90	6,021	871	425	8	7,415
Net loans	36	1,508	2,734	5,053	1,723	11,054
Other assets	0	11	13	0	161	185
Total variable interest assets	126	7,540	3,618	5,478	1,892	18,654
Maximum exposure to loss	126	12,986	3,618	11,866	2,570	31,166
Non-consolidated VIE assets	6,590	113,530	54,112	41,824	36,865	252,921
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

Assets and liabilities measured at fair value on a recurring basis
end of 2016	Level 1	Level 2	Level 3	Netting impact	[1]	Assets measured at net asset value per share	[2]	Total
Assets (CHF million)
Cash and due from banks	0	200	0	–		–		200
Interest-bearing deposits with banks	0	25	1	–		–		26
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	87,157	174	–		–		87,331
Debt	619	419	1	–		–		1,039
of which corporates	1	375	1	–		–		377
Equity	30,706	750	69	–		–		31,525
Securities received as collateral	31,325	1,169	70	–		–		32,564
Debt	29,498	32,193	3,977	–		–		65,668
of which foreign governments	29,226	2,408	292	–		–		31,926
of which corporates	180	12,326	1,674	–		–		14,180
of which RMBS	0	14,153	605	–		–		14,758
of which CMBS	0	2,227	65	–		–		2,292
of which CDO	0	1,074	1,165	–		–		2,239
Equity	58,490	3,795	240	–		1,346		63,871
Derivatives	5,631	224,142	4,305	(207,296)		–		26,782
of which interest rate products	3,074	133,834	748	–		–		–
of which foreign exchange products	18	61,448	355	–		–		–
of which equity/index-related products	2,538	20,519	914	–		–		–
of which credit derivatives	0	7,388	688	–		–		–
Other	2,267	2,319	4,243	–		–		8,829
Trading assets	95,886	262,449	12,765	(207,296)		1,346		165,150
Debt	294	2,034	72	–		–		2,400
of which foreign governments	103	1,240	0	–		–		1,343
of which corporates	0	287	0	–		–		287
of which RMBS	0	425	72	–		–		497
of which CMBS	0	14	0	–		–		14
Equity	3	86	0	–		–		89
Investment securities	297	2,120	72	–		–		2,489
Private equity	0	0	8	–		574		582
of which equity funds	0	0	0	–		240		240
Hedge funds	0	0	0	–		546		546
of which debt funds	0	0	0	–		292		292
Other equity investments	22	64	310	–		984		1,380
of which private	15	64	310	–		984		1,373
Life finance instruments	0	0	1,588	–		–		1,588
Other investments	22	64	1,906	–		2,104		4,096
Loans	0	12,943	6,585	–		–		19,528
of which commercial and industrial loans	0	6,051	3,816	–		–		9,867
of which financial institutions	0	4,403	1,829	–		–		6,232
Other intangible assets (mortgage servicing rights)	0	0	138	–		–		138
Other assets	260	8,359	1,679	(915)		–		9,383
of which loans held-for-sale	0	4,640	1,316	–		–		5,956
Total assets at fair value	127,790	374,486	23,390	(208,211)		3,450		320,905
Less other investments - equity at fair value attributable to noncontrolling interests	0	0	(116)	–		(565)		(681)
Less assets consolidated under ASU 2009-17 [3]	0	(829)	(300)	–		–		(1,129)
Assets at fair value excluding noncontrolling interests and assets not risk-weighted under the Basel framework	127,790	373,657	22,974	(208,211)		2,885		319,095
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2
In accordance with US GAAP, certain investments that are measured at fair value using the net asset value per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

3 Assets of consolidated VIEs that are not risk-weighted under the Basel framework.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 2016	Level 1	Level 2	Level 3	Netting impact	[1]	Liabilities measured at net asset value per share	[2]	Total
Liabilities (CHF million)
Due to banks	0	437	0	–		–		437
Customer deposits	0	3,166	410	–		–		3,576
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	19,634	0	–		–		19,634
Debt	619	419	1	–		–		1,039
of which corporates	1	375	1	–		–		377
Equity	30,706	750	69	–		–		31,525
Obligation to return securities received as collateral	31,325	1,169	70	–		–		32,564
Debt	4,376	3,564	23	–		–		7,963
of which foreign governments	4,374	547	0	–		–		4,921
of which corporates	0	2,760	23	–		–		2,783
Equity	16,365	191	41	–		1		16,598
Derivatives	5,407	229,051	3,673	(217,762)		–		20,369
of which interest rate products	2,946	126,422	538	–		–		–
of which foreign exchange products	18	71,006	150	–		–		–
of which equity/index-related products	2,442	22,219	1,181	–		–		–
of which credit derivatives	0	8,350	851	–		–		–
Trading liabilities	26,148	232,806	3,737	(217,762)		1		44,930
Short-term borrowings	0	3,545	516	–		–		4,061
Long-term debt	0	59,453	13,415	–		–		72,868
of which treasury debt over two years	0	3,217	0	–		–		3,217
of which structured notes over one year and up to two years	0	6,852	326	–		–		7,178
of which structured notes over two years	0	39,824	12,434	–		–		52,258
of which other debt instruments over two years	0	2,311	634	–		–		2,945
of which other subordinated bonds	0	5,482	1	–		–		5,483
of which non-recourse liabilities	0	1,742	17	–		–		1,759
Other liabilities	0	8,823	1,684	(1,014)		–		9,493
of which failed sales	0	507	219	–		–		726
Total liabilities at fair value	57,473	329,033	19,832	(218,776)		1		187,563
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2
In accordance with US GAAP, certain investments that are measured at fair value using the net asset value per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 2015	Level 1	Level 2	Level 3	Netting impact	[1]	Assets measured at net asset value per share	[2]	Total
Assets (CHF million)
Cash and due from banks	0	89	0	–		–		89
Interest-bearing deposits with banks	0	2	0	–		–		2
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	83,407	158	–		–		83,565
Debt	811	493	0	–		–		1,304
of which corporates	0	261	0	–		–		261
Equity	27,141	66	0	–		–		27,207
Securities received as collateral	27,952	559	0	–		–		28,511
Debt	27,932	48,047	4,563	–		–		80,542
of which foreign governments	27,710	3,737	285	–		–		31,732
of which corporates	13	15,762	1,745	–		–		17,520
of which RMBS	0	22,302	814	–		–		23,116
of which CMBS	0	3,924	215	–		–		4,139
of which CDO	0	2,317	1,298	–		–		3,615
Equity	64,210	4,195	871	–		1,685		70,961
Derivatives	2,625	265,014	4,831	(244,105)		–		28,365
of which interest rate products	657	167,173	791	–		–		–
of which foreign exchange products	104	59,740	383	–		–		–
of which equity/index-related products	1,857	19,803	936	–		–		–
of which credit derivatives	0	16,267	1,568	–		–		–
Other	2,034	4,569	4,266	–		–		10,869
Trading assets	96,801	321,825	14,531	(244,105)		1,685		190,737
Debt	1,538	1,318	148	–		–		3,004
of which foreign governments	1,322	94	0	–		–		1,416
of which corporates	0	285	0	–		–		285
of which RMBS	0	602	148	–		–		750
of which CMBS	0	259	0	–		–		259
Equity	2	84	0	–		–		86
Investment securities	1,540	1,402	148	–		–		3,090
Private equity	0	0	0	–		1,042		1,042
of which equity funds	0	0	0	–		437		437
Hedge funds	0	0	0	–		295		295
of which debt funds	0	0	0	–		260		260
Other equity investments	0	23	366	–		840		1,229
of which private	0	14	365	–		840		1,219
Life finance instruments	0	2	1,669	–		–		1,671
Other investments	0	25	2,035	–		2,177		4,237
Loans	0	11,870	8,950	–		–		20,820
of which commercial and industrial loans	0	5,811	5,735	–		–		11,546
of which financial institutions	0	4,102	1,729	–		–		5,831
Other intangible assets (mortgage servicing rights)	0	0	112	–		–		112
Other assets	687	19,002	7,087	(1,149)		–		25,627
of which loans held-for-sale	0	14,378	6,768	–		–		21,146
Total assets at fair value	126,980	438,181	33,021	(245,254)		3,862		356,790
Less other investments - equity at fair value attributable to noncontrolling interests	0	(9)	(119)	–		(473)		(601)
Less assets consolidated under ASU 2009-17 [3]	0	(9,212)	(3,558)	–		–		(12,770)
Assets at fair value excluding noncontrolling interests and assets not risk-weighted under the Basel framework	126,980	428,960	29,344	(245,254)		3,389		343,419
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2
In accordance with US GAAP, certain investments that are measured at fair value using the net asset value per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

3 Assets of consolidated VIEs that are not risk-weighted under the Basel framework.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 2015	Level 1	Level 2	Level 3	Netting impact	[1]	Liabilities measured at net asset value per share	[2]	Total
Liabilities (CHF million)
Due to banks	0	482	0	–		–		482
Customer deposits	0	3,409	254	–		–		3,663
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	32,398	0	–		–		32,398
Debt	811	493	0	–		–		1,304
of which corporates	0	261	0	–		–		261
Equity	27,141	66	0	–		–		27,207
Obligation to return securities received as collateral	27,952	559	0	–		–		28,511
Debt	4,100	4,289	16	–		–		8,405
of which foreign governments	4,050	491	0	–		–		4,541
of which corporates	30	3,597	16	–		–		3,643
Equity	16,875	154	45	–		6		17,080
Derivatives	3,062	269,788	4,554	(253,918)		–		23,486
of which interest rate products	671	160,181	578	–		–		–
of which foreign exchange products	82	70,381	329	–		–		–
of which equity/index-related products	2,299	22,015	1,347	–		–		–
of which credit derivatives	0	15,522	1,757	–		–		–
Trading liabilities	24,037	274,231	4,615	(253,918)		6		48,971
Short-term borrowings	0	3,040	72	–		–		3,112
Long-term debt	0	66,808	14,123	–		–		80,931
of which treasury debt over two years	0	4,590	0	–		–		4,590
of which structured notes over one year and up to two years	0	6,396	364	–		–		6,760
of which structured notes over two years	0	38,066	9,924	–		–		47,990
of which other debt instruments over two years	0	1,435	638	–		–		2,073
of which other subordinated bonds	0	5,476	0	–		–		5,476
of which non-recourse liabilities	0	10,642	3,197	–		–		13,839
Other liabilities	0	10,224	2,491	(961)		–		11,754
of which failed sales	0	530	454	–		–		984
Total liabilities at fair value	51,989	391,151	21,555	(254,879)		6		209,822
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2
In accordance with US GAAP, certain investments that are measured at fair value using the net asset value per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

Transfers between level 1 and level 2
All transfers between level 1 and level 2 are reported through the last day of the reporting period.
In 2016, transfers to level 1 out of level 2 were from trading assets and trading liabilities. The transfers from trading assets were primarily in exchange traded derivatives and debt securities as prices became observable. The transfers from trading liabilities were primarily in exchange traded derivatives as prices became observable.
In 2016, transfers out of level 1 to level 2 were primarily from trading assets and investment securities. The transfers from trading assets were primarily in debt and equity securities for which suitable closing prices were unobtainable as of the end of 2016. The transfers from investment securities were in debt securities for which suitable closing prices were unobtainable as of the end of 2016.
Transfers between level 1 and level 2
in	2016		2015
	Transfers to level 1 out of level 2	Transfers out of level 1 to level 2	Transfers to level 1 out of level 2	Transfers out of level 1 to level 2
Assets (CHF million)
Debt	2,012	1,698	85	187
Equity	723	1,074	566	1,257
Derivatives	3,404	0	4,328	24
Trading assets	6,139	2,772	4,979	1,468
Investment securities	0	1,229	0	0
Liabilities (CHF million)
Debt	2	46	108	79
Equity	108	166	85	139
Derivatives	4,047	29	4,552	114
Trading liabilities	4,157	241	4,745	332

Assets and liabilities measured at fair value on a recurring basis for level 3
								Trading revenues			Other revenues			Accumulated other comprehensive income
2016	Balance at beginning of period	Transfers in	Transfers out	Purchases	Sales	Issuances	Settlements	On transfers in / out	[1]	On all other	On transfers in / out	[1]	On all other	On transfers in / out	[1]	On all other	Foreign currency translation impact	Balance at end of period
Assets (CHF million)
Interest-bearing deposits with banks	0	0	0	49	(49)	0	0	0		1	0		0	0		0	0	1
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	158	0	0	0	0	279	(270)	0		1	0		0	0		0	6	174
Securities received as collateral	0	0	0	100	(33)	0	0	0		0	0		0	0		0	3	70
Debt	4,563	1,574	(1,487)	3,753	(4,514)	0	0	(1)		(134)	0		10	0		0	213	3,977
of which corporates	1,745	836	(677)	2,642	(2,945)	0	0	0		(42)	0		8	0		0	107	1,674
of which RMBS	814	587	(573)	525	(668)	0	0	(6)		(91)	0		0	0		0	17	605
of which CMBS	215	26	(12)	51	(169)	0	0	(1)		(45)	0		0	0		0	0	65
of which CDO	1,298	82	(166)	488	(578)	0	0	2		2	0		2	0		0	35	1,165
Equity	871	111	(136)	527	(1,057)	0	0	(45)		(38)	0		0	0		0	7	240
Derivatives	4,831	1,683	(1,017)	0	0	1,484	(2,972)	7		173	0		(22)	0		0	138	4,305
of which interest rate products	791	48	(60)	0	0	130	(293)	0		117	0		0	0		0	15	748
of which equity/index-related products	936	282	(328)	0	0	428	(473)	9		32	0		(22)	0		0	50	914
of which credit derivatives	1,568	961	(617)	0	0	543	(1,710)	1		(64)	0		0	0		0	6	688
Other	4,266	858	(1,221)	3,848	(3,644)	0	(314)	7		290	0		0	0		0	153	4,243
Trading assets	14,531	4,226	(3,861)	8,128	(9,215)	1,484	(3,286)	(32)		291	0		(12)	0		0	511	12,765
Investment securities	148	18	(38)	95	(121)	0	(124)	(10)		100	0		0	0		0	4	72
Equity	366	7	(2)	146	(281)	0	0	0		31	0		22	0		0	29	318
Life finance instruments	1,669	0	0	186	(353)	0	0	0		33	0		0	0		0	53	1,588
Other investments	2,035	7	(2)	332	(634)	0	0	0		64	0		22	0		0	82	1,906
Loans	8,950	969	(1,942)	524	(1,443)	3,574	(4,281)	(43)		(11)	0		0	0		0	288	6,585
of which commercial and industrial loans	5,735	486	(583)	97	(1,007)	1,994	(2,987)	(14)		(74)	0		0	0		0	169	3,816
of which financial institutions	1,729	77	(348)	335	(348)	974	(701)	1		41	0		0	0		0	69	1,829
Other intangible assets (mortgage servicing rights)	112	0	0	16	(1)	0	0	0		0	0		6	0		0	5	138
Other assets	7,087	572	(1,497)	2,464	(6,801)	898	(975)	(46)		(208)	0		(9)	0		0	194	1,679
of which loans held-for-sale [2]	6,768	355	(1,251)	2,192	(6,696)	898	(975)	(59)		(88)	0		(8)	0		0	180	1,316
Total assets at fair value	33,021	5,792	(7,340)	11,708	(18,297)	6,235	(8,936)	(131)		238	0		7	0		0	1,093	23,390
Liabilities (CHF million)
Customer deposits	254	0	(41)	0	0	240	(20)	0		(64)	0		0	0		41	0	410
Obligation to return securities received as collateral	0	0	0	100	(33)	0	0	0		0	0		0	0		0	3	70
Trading liabilities	4,615	1,588	(1,026)	51	(52)	1,259	(3,494)	100		589	0		(12)	0		0	119	3,737
of which interest rate derivatives	578	87	(28)	0	0	141	(244)	14		(25)	0		0	0		0	15	538
of which foreign exchange derivatives	329	55	(5)	0	0	14	(408)	2		160	0		0	0		0	3	150
of which equity/index-related derivatives	1,347	130	(293)	0	0	423	(748)	32		227	0		0	0		0	63	1,181
of which credit derivatives	1,757	940	(689)	0	0	421	(1,806)	50		162	0		0	0		0	16	851
Short-term borrowings	72	45	(30)	0	0	598	(205)	1		17	(3)		3	0		0	18	516
Long-term debt	14,123	3,865	(2,393)	0	0	4,510	(7,149)	(64)		(124)	0		0	1		240	406	13,415
of which structured notes over two years	9,924	3,484	(2,166)	0	0	4,044	(3,004)	(78)		(403)	0		0	1		240	392	12,434
of which non-recourse liabilities	3,197	0	(3)	0	0	182	(3,398)	3		48	0		0	0		0	(12)	17
Other liabilities	2,491	208	(226)	219	(376)	17	(612)	(72)		(160)	(1)		139	0		0	57	1,684
of which failed sales	454	44	(121)	142	(308)	0	0	(3)		3	0		0	0		0	8	219
Total liabilities at fair value	21,555	5,706	(3,716)	370	(461)	6,624	(11,480)	(35)		258	(4)		130	1		281	603	19,832
Net assets/(liabilities) at fair value	11,466	86	(3,624)	11,338	(17,836)	(389)	2,544	(96)		(20)	4		(123)	(1)		(281)	490	3,558
1 For all transfers to level 3 or out of level 3, the Group determines and discloses as level 3 events only gains or losses through the last day of the reporting period.
2
Includes unrealized losses recorded in trading revenues of CHF (182) million primarily related to subprime exposures in securitized products business and market movements across the wider loans held-for-sale portfolio.

350 / 351

Assets and liabilities measured at fair value on a recurring basis for level 3 (continued)
								Trading revenues			Other revenues
2015	Balance at beginning of period	Transfers in	Transfers out	Purchases	Sales	Issuances	Settlements	On transfers in / out	[1]	On all other	On transfers in / out	[1]	On all other	Foreign currency translation impact	Balance at end of period
Assets (CHF million)
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	77	0	(41)	0	0	259	(141)	0		0	0		0	4	158
Securities received as collateral	0	0	0	4	(4)	0	0	0		0	0		0	0	0
Debt	4,461	1,591	(1,465)	2,942	(2,958)	0	0	(30)		218	0		0	(196)	4,563
of which corporates	1,430	823	(469)	1,273	(1,373)	0	0	(17)		185	0		0	(107)	1,745
of which RMBS	612	492	(615)	1,064	(772)	0	0	(6)		29	0		0	10	814
of which CMBS	257	127	(83)	207	(265)	0	0	(2)		(24)	0		0	(2)	215
of which CDO	1,421	72	(252)	379	(364)	0	0	(6)		51	0		0	(3)	1,298
Equity	896	749	(702)	1,185	(1,010)	0	0	(34)		(210)	0		0	(3)	871
Derivatives	6,823	2,310	(1,243)	0	0	1,493	(3,875)	11		(545)	0		0	(143)	4,831
of which interest rate products	1,803	53	(282)	0	0	304	(719)	6		(341)	0		0	(33)	791
of which equity/index-related products	1,063	530	(362)	0	0	366	(680)	10		32	0		0	(23)	936
of which credit derivatives	2,569	1,574	(599)	0	0	405	(1,776)	(5)		(547)	0		0	(53)	1,568
Other	4,323	1,157	(894)	4,086	(4,276)	0	(292)	(7)		182	0		0	(13)	4,266
Trading assets	16,503	5,807	(4,304)	8,213	(8,244)	1,493	(4,167)	(60)		(355)	0		0	(355)	14,531
Investment securities	3	8	(97)	320	(102)	0	(36)	6		39	0		0	7	148
Equity	549	1	(9)	54	(147)	0	0	0		(19)	0		(22)	(41)	366
Life finance instruments	1,834	0	0	201	(361)	0	0	0		(1)	0		0	(4)	1,669
Other investments	2,383	1	(9)	255	(508)	0	0	0		(20)	0		(22)	(45)	2,035
Loans	9,353	1,347	(1,153)	686	(1,055)	3,519	(3,371)	1		(207)	(4)		(14)	(152)	8,950
of which commercial and industrial loans	5,853	985	(365)	69	(687)	2,205	(2,072)	1		(85)	(4)		(14)	(151)	5,735
of which financial institutions	1,494	329	(266)	296	(213)	811	(639)	0		(85)	0		0	2	1,729
Other intangible assets (mortgage servicing rights)	70	0	0	18	0	0	0	0		9	0		14	1	112
Other assets	7,468	4,025	(3,937)	4,244	(3,691)	784	(1,309)	(8)		(208)	0		(5)	(276)	7,087
of which loans held-for-sale	6,851	4,016	(3,841)	4,137	(3,410)	784	(1,309)	(13)		(178)	0		(3)	(266)	6,768
Total assets at fair value	35,857	11,188	(9,541)	13,740	(13,604)	6,055	(9,024)	(61)		(742)	(4)		(27)	(816)	33,021
Liabilities (CHF million)
Customer deposits	100	12	(16)	0	0	213	(28)	0		(18)	0		0	(9)	254
Obligation to return securities received as collateral	0	0	0	4	(4)	0	0	0		0	0		0	0	0
Trading liabilities	6,417	2,515	(1,891)	63	(57)	1,460	(3,098)	20		(697)	0		(18)	(99)	4,615
of which interest rate derivatives	1,202	109	(400)	0	0	140	(343)	13		(127)	0		0	(16)	578
of which foreign exchange derivatives	560	19	(36)	0	0	20	(76)	1		(151)	0		0	(8)	329
of which equity/index-related derivatives	1,466	297	(796)	0	0	689	(349)	48		3	0		0	(11)	1,347
of which credit derivatives	2,760	1,860	(628)	0	0	330	(2,098)	(43)		(362)	0		0	(62)	1,757
Short-term borrowings	95	98	(37)	0	0	371	(442)	(1)		(10)	0		0	(2)	72
Long-term debt	14,608	2,603	(4,819)	0	0	7,386	(4,874)	(16)		(801)	0		(5)	41	14,123
of which structured notes over two years	10,267	1,117	(3,293)	0	0	5,464	(3,104)	(7)		(566)	0		0	46	9,924
of which non-recourse liabilities	2,952	1,197	(902)	0	0	912	(807)	(3)		(148)	0		0	(4)	3,197
Other liabilities	3,363	249	(1,240)	184	(218)	10	(245)	11		18	8		408	(57)	2,491
of which failed sales	616	14	(18)	132	(127)	0	0	2		(160)	0		0	(5)	454
Total liabilities at fair value	24,583	5,477	(8,003)	251	(279)	9,440	(8,687)	14		(1,508)	8		385	(126)	21,555
Net assets/(liabilities) at fair value	11,274	5,711	(1,538)	13,489	(13,325)	(3,385)	(337)	(75)		766	(12)		(412)	(690)	11,466
1 For all transfers to level 3 or out of level 3, the Group determines and discloses as level 3 events only gains or losses through the last day of the reporting period.
352 / 353

Gains and losses on assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3)
in	2016				2015
	Trading revenues	Other revenues	Total revenues		Trading revenues	Other revenues	Total revenues
Gains and losses on assets and liabilities (CHF million)
Net realized/unrealized gains/(losses) included in net revenues	(116)	(119)	(235)	[1]	691	(424)	267	[1]
Whereof:
Unrealized gains/(losses) relating to assets and liabilities still held as of the reporting date	125	26	151		83	15	98
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
Transfers in and out of level 3
Transfers into level 3 assets during 2016 were CHF 5,792 million, primarily from trading assets and loans. The transfers were primarily in the corporate credit, emerging market and fixed income businesses due to limited observability of pricing data and reduced pricing information from external providers. Transfers out of level 3 assets during 2016 were CHF 7,340 million, primarily in trading assets, loans and loans held-for-sale. The transfers out of level 3 assets were primarily in the corporate credit and emerging market businesses due to improved observability of pricing data, increased availability of pricing information from external providers and due to a more granular assessment of the leveling process.
Transfers into level 3 assets during 2015 were CHF 11,188 million, primarily from trading assets and loans held-for-sale. The transfers were primarily in the corporate credit, equity derivatives and emerging market businesses due to limited observability of pricing data and reduced pricing information from external providers. Transfers out of level 3 assets during 2015 were CHF 9,541 million, primarily in trading assets and loans held-for-sale. The transfers out of level 3 assets were primarily in the corporate credit, equity derivatives and alternative investment businesses due to improved observability of pricing data and increased availability of pricing information from external providers.
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
The results of these meetings are aggregated for presentation to the Valuation Risk Management Committee (VARMC) and the Audit Committee. The VARMC, which is comprised of Executive Board members and the heads of the business and control functions, meets to review and ratify valuation review conclusions, and to resolve significant valuation issues for the Group. Oversight of the valuation control framework is through specific and regular reporting on valuation directly to the Group’s Executive Board through the VARMC.
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
Product Control utilizes independent pricing service data as part of its review process. Independent pricing service data is analyzed to ensure that it is representative of fair value, including confirming that the data corresponds to executed transactions or executable broker quotes, review and assessment of contributors to ensure they are active market participants, review of statistical data and utilization of pricing challenges. The analysis also includes understanding the sources of the pricing service data and any models or assumptions used in determining the results. The purpose of the review is to judge the quality and reliability of the data for fair value measurement purposes and its appropriate level of usage within the Product Control independent valuation review.
For certain financial instruments the fair value is estimated in full or in part using valuation techniques based on assumptions that are not supported by market observable prices, rates or other inputs. In addition, there may be uncertainty about a valuation resulting from the choice of valuation technique or model used, the assumptions embedded in those models, the extent to which inputs are not market observable, or as a consequence of other elements affecting the valuation technique or model. Model calibration is performed when significant new market information becomes available or at a minimum on a quarterly basis as part of the business review of significant unobservable inputs for level 3 instruments. For models that have been deemed to be significant to the overall fair value of the financial instrument, model validation is performed as part of the periodic review of the related model.
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
Securities purchased under resale agreements are usually fully collateralized or over-collateralized by government securities, money market instruments, corporate bonds, or other debt instruments. In the event of counterparty default, the collateral service agreement provides the Group with the right to liquidate the collateral held.
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
Corporate bonds are priced to reflect current market levels either through recent market transactions or broker or dealer quotes. Where a market price for the particular security is not directly available, valuations are obtained based on yields reflected by other instruments in the specific or similar entity’s capital structure and adjusting for differences in seniority and maturity, benchmarking to a comparable security where market data is available (taking into consideration differences in credit, liquidity and maturity), or through the application of cash flow modeling techniques utilizing observable inputs, such as current interest rate curves and observable CDS spreads. Significant unobservable inputs may include price and correlation. For securities using market comparable price, the differentiation between level 2 and level 3 is based upon the relative significance of any yield adjustments as well as the accuracy of the comparison characteristics (i.e., the observable comparable security may be in the same country but a different industry and may have a different seniority level – the lower the comparability the more likely the security will be level 3).
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
Equity securities
The majority of the Group’s positions in equity securities are traded on public stock exchanges for which quoted prices are readily and regularly available and are therefore categorized as level 1 instruments. Level 2 and level 3 equities include fund-linked products, convertible bonds or equity securities with restrictions that are not traded in active markets. Significant unobservable inputs may include market comparable price and earnings before interest, taxes, depreciation and amortization (EBITDA) multiple.
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
Interest rate derivatives
OTC vanilla interest rate products, such as interest rate swaps, swaptions, and caps and floors are valued by discounting the anticipated future cash flows. The future cash flows and discounting are derived from market standard yield curves and industry standard volatility inputs. Where applicable, exchange-traded prices are also used to value exchange-traded futures and options and can be used in yield curve construction. For more complex products, inputs include, but are not limited to correlation, volatility skew, prepayment rate, basis spread, gap risk and funding spread.
Foreign exchange derivatives
Foreign exchange derivatives include vanilla products such as spot, forward and option contracts where the anticipated discounted future cash flows are determined from foreign exchange forward curves and industry standard optionality modeling techniques. Where applicable, exchange-traded prices are also used for futures and option prices. For more complex products inputs include, but are not limited to prepayment rate, correlation and contingent probability.
Equity and index-related derivatives
Equity derivatives include a variety of products ranging from vanilla options and swaps to exotic structures with bespoke payoff profiles. The main inputs in the valuation of equity derivatives may include volatility, buyback probability, gap risk and correlation.
Generally, the interrelationship between the volatility and correlation is positively correlated.
Credit derivatives
Credit derivatives include index and single name CDS in addition to more complex structured credit products. Vanilla products are valued using industry standard models and inputs that are generally market observable including credit spread and recovery rate.
Complex structured credit derivatives are valued using proprietary models requiring unobservable inputs such as recovery rate,

credit spread and correlation. These inputs are generally implied from available market observable data. Fair values determined by price may include discounted cash flow models using the inputs prepayment rate, default rate, loss severity and discount rate.
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
Direct investments in third-party hedge funds, private equity funds and funds of funds are measured at fair value based on their published NAVs as permitted by ASC Topic 820 – Fair Value Measurement. In some cases, NAVs may be adjusted where there is sufficient evidence that the NAV published by the investment manager is not in line with the fund’s observable market data, it is probable that the investment will be sold for an amount other than NAV or there exist other circumstances that would require an adjustment to the published NAV. Although rarely adjusted, significant judgment is involved in making any adjustments to the published NAVs. The investments for which the fair value is measured using the NAV practical expedient are not categorized within the fair value hierarchy.
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
The Group’s other assets and liabilities include mortgage loans held in conjunction with securitization activities and assets and liabilities of VIEs and mortgage securitizations that do not meet the criteria for sale treatment under US GAAP. The fair value of mortgage loans held in conjunction with securitization activities is determined on a whole-loan basis and is consistent with the valuation of RMBS loans discussed in “Other trading assets” above. Whole-loan valuations are calculated based on the exit price reflecting the current market conditions. The fair value of assets and liabilities of VIEs and mortgage securitizations that do not meet the criteria for sale treatment under US GAAP are determined based on the quoted prices for securitized bonds, where available, or on cash flow analyses for securitized bonds, when quoted prices are not available. The fair value of the consolidated financial assets of RMBS and CMBS securitization vehicles, which qualify as CFEs, are measured on the basis of the more observable fair value of the VIEs’ financial liabilities.
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
Short-term borrowings and long-term debt
The Group’s short-term borrowings and long-term debt include structured notes (hybrid financial instruments that are both bifurcatable and non-bifurcatable) and vanilla debt. The fair value of structured notes is based on quoted prices, where available. When quoted prices are not available, fair value is determined by using a discounted cash flow model incorporating the Group’s credit spreads, the value of derivatives embedded in the debt and the residual term of the issuance based on call options. Derivatives structured into the issued debt are valued consistently with the Group’s stand-alone derivative contracts held for trading purposes or used in hedge accounting relationships as discussed above. The fair value of structured debt is heavily influenced by the combined call options and performance of the underlying derivative returns. Significant unobservable inputs for long-term debt include buyback probability, gap risk, correlation, volatility, credit spread, mean reversion and price.
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
Sensitivity of fair value measurements to changes in significant unobservable inputs
For level 3 assets with a significant unobservable input of EBITDA multiple, market implied life expectancy (for life finance instruments), buyback probability, correlation, contingent probability, price, volatility, volatility skew or funding spread, in general, an increase in the significant unobservable input would increase the fair value. For level 3 assets with a significant unobservable input of market implied life expectancy (for life settlement and premium finance instruments), capitalization rate, discount rate, prepayment rate, gap risk, recovery rate or credit spread, in general, an increase in the significant unobservable input would decrease the fair value.
For level 3 liabilities, in general, an increase in the related significant unobservable inputs would have the inverse impact on fair value. An increase in the significant unobservable input mean reversion would increase the fair value. An increase in the significant unobservable input basis spread would decrease the fair value.
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
Quantitative information about level 3 assets at fair value
end of 2016	Fair value	Valuation technique	Unobservable input	Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Interest-bearing deposits with banks	1	–	–	–	–	–
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	174	Discounted cash flow	Funding spread, in bp	10	450	259
Securities received as collateral	70	–	–	–	–	–
Debt	3,977
of which corporates	1,674
of which	448	Option model	Correlation, in %	(85)	98	23
of which	817	Market comparable	Price, in %	0	117	86
of which	101	Discounted cash flow	Credit spread, in bp	3	1,004	308
of which RMBS	605
of which	445	Discounted cash flow	Discount rate, in %	0	47	8
			Prepayment rate, in %	2	30	12
			Default rate, in %	0	10	3
			Loss severity, in %	0	100	43
of which	120	Market comparable	Price, in %	21	30	26
of which CMBS	65	Discounted cash flow	Capitalization rate, in %	8	9	9
			Discount rate, in %	2	27	10
			Prepayment rate, in %	0	15	9
of which CDO	1,165
of which	195	Discounted cash flow	Discount rate, in %	7	27	15
			Prepayment rate, in %	0	30	10
			Credit spread, in bp	328	328	328
			Default rate, in %	0	5	2
			Loss severity, in %	3	100	45
of which	851	Market comparable	Price, in %	208	208	208
Equity	240	Market comparable	EBITDA multiple	3	8	6
			Price, in %	0	100	70
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

Quantitative information about level 3 assets at fair value (continued)
end of 2016	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Derivatives	4,305
of which interest rate products	748	Option model	Correlation, in %		20	100	65
			Prepayment rate, in %		1	32	16
			Volatility skew, in %		(7)	1	(2)
of which equity/index-related products	914	Option model	Correlation, in %		(85)	98	21
			Volatility, in %		2	180	32
			Buyback probability, in %	[2]	50	100	62
			Gap risk, in %	[3]	0	2	1
of which credit derivatives	688	Discounted cash flow	Credit spread, in bp		0	1,635	396
			Recovery rate, in %		0	45	10
			Discount rate, in %		1	45	21
			Default rate, in %		0	33	5
			Loss severity, in %		15	100	69
			Correlation, in %		97	97	97
			Prepayment rate, in %		0	13	5
Other	4,243
of which	3,005	Market comparable	Price, in %		0	116	39
of which	882	Discounted cash flow	Market implied life expectancy, in years		3	19	8
Trading assets	12,765
Investment securities	72	–	–		–	–	–
Private equity	8	–	–		–	–	–
Other equity investments	310	–	–		–	–	–
Life finance instruments	1,588	Discounted cash flow	Market implied life expectancy, in years		2	19	6
Other investments	1,906
Loans	6,585
of which commercial and industrial loans	3,816
of which	2,959	Discounted cash flow	Credit spread, in bp		5	5,400	544
of which	852	Market comparable	Price, in %		0	100	51
of which financial institutions	1,829
of which	1,588	Discounted cash flow	Credit spread, in bp		67	952	342
of which	149	Market comparable	Price, in %		0	550	483
Other intangible assets (mortgage servicing rights)	138	–	–		–	–	–
Other assets	1,679
of which loans held-for-sale	1,316
of which	760	Discounted cash flow	Credit spread, in bp		117	1,082	334
			Recovery rate, in %		6	100	74
of which	356	Market comparable	Price, in %		0	102	78
Total level 3 assets at fair value	23,390
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Estimate of the probability of structured notes being put back to the Group at the option of the investor over the remaining life of the financial instruments.
3 Risk of unexpected large declines in the underlying values occuring between collateral settlement dates.

Quantitative information about level 3 assets at fair value (continued)
end of 2015	Fair value	Valuation technique	Unobservable input	Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	158	Discounted cash flow	Funding spread, in bp	350	475	361
Debt	4,563
of which corporates	1,745
of which	240	Option model	Correlation, in %	(87)	99	17
of which	836	Market comparable	Price, in %	0	128	29
of which	285	Discounted cash flow	Credit spread, in bp	134	1,408	493
of which RMBS	814	Discounted cash flow	Discount rate, in %	1	36	8
			Prepayment rate, in %	0	27	9
			Default rate, in %	0	20	3
			Loss severity, in %	0	100	50
of which CMBS	215	Discounted cash flow	Capitalization rate, in %	7	8	7
			Discount rate, in %	0	23	8
			Prepayment rate, in %	0	16	3
			Default rate, in %	0	32	1
			Loss severity, in %	0	75	4
of which CDO	1,298
of which	66	Vendor price	Price, in %	0	100	96
of which	329	Discounted cash flow	Discount rate, in %	1	25	11
			Prepayment rate, in %	0	20	14
			Credit spread, in bp	293	336	309
			Default rate, in %	0	10	2
			Loss severity, in %	0	100	46
of which	807	Market comparable	Price, in %	214	214	214
Equity	871
of which	342	Option model	Volatility, in %	2	253	29
of which	471	Market comparable	EBITDA multiple	3	12	8
			Price, in %	0	202	96
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

Quantitative information about level 3 assets at fair value (continued)
end of 2015	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Derivatives	4,831
of which interest rate products	791	Option model	Correlation, in %		17	100	63
			Prepayment rate, in %		1	36	16
			Volatility skew, in %		(8)	0	(2)
			Mean reversion, in %	[2]	5	10	10
			Credit spread, in bp		130	1,687	330
of which equity/index-related products	936
of which	778	Option model	Correlation, in %		(87)	99	23
			Volatility, in %		0	253	26
of which	109	Market comparable	EBITDA multiple		4	10	7
			Price, in %		97	97	97
of which credit derivatives	1,568	Discounted cash flow	Credit spread, in bp		1	2,349	331
			Recovery rate, in %		0	60	23
			Discount rate, in %		2	50	19
			Default rate, in %		1	35	6
			Loss severity, in %		15	100	64
			Correlation, in %		43	97	85
			Prepayment rate, in %		0	12	4
			Funding spread, in bp		61	68	67
Other	4,266
of which	2,859	Market comparable	Price, in %		0	106	45
of which	865	Discounted cash flow	Market implied life expectancy, in years		3	18	8
Trading assets	14,531
Investment securities	148	–	–		–	–	–
Other equity investments	366	–	–		–	–	–
Life finance instruments	1,669	Discounted cash flow	Market implied life expectancy, in years		2	20	8
Other investments	2,035
Loans	8,950
of which commercial and industrial loans	5,735
of which	3,799	Discounted cash flow	Credit spread, in bp		70	2,528	474
of which	1,146	Market comparable	Price, in %		0	106	65
of which financial institutions	1,729
of which	1,451	Discounted cash flow	Credit spread, in bp		84	826	359
of which	109	Market comparable	Price, in %		0	100	98
Other intangible assets (mortgage servicing rights)	112	–	–		–	–	–
Other assets	7,087
of which loans held-for-sale	6,768
of which	3,594	Vendor price	Price, in %		0	101	97
of which	722	Discounted cash flow	Credit spread, in bp		99	3,220	515
			Recovery rate, in %		1	1	1
of which	2,251	Market comparable	Price, in %		0	104	76
Total level 3 assets at fair value	33,021
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Management's best estimate of the speed at which interest rates will revert to the long-term average.

Quantitative information about level 3 liabilities at fair value
end of 2016	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Customer deposits	410	–	–		–	–	–
Obligation to return securities received as collateral	70	–	–		–	–	–
Trading liabilities	3,737
of which interest rate derivatives	538	Option model	Basis spread, in bp		(2)	66	33
			Correlation, in %		20	100	57
			Prepayment rate, in %		1	32	9
			Gap risk, in %	[2]	20	20	20
			Funding spread, in bp		237	237	237
of which foreign exchange derivatives	150
of which	65	Option model	Correlation, in %		(10)	70	49
			Prepayment rate, in %		22	32	27
of which	69	Discounted cash flow	Contingent probability, in %		95	95	95
of which equity/index-related derivatives	1,181	Option model	Correlation, in %		(85)	98	23
			Volatility, in %		2	180	28
			Buyback probability, in %	[3]	50	100	62
of which credit derivatives	851	Discounted cash flow	Credit spread, in bp		0	1,635	163
			Discount rate, in %		2	45	21
			Default rate, in %		0	33	5
			Recovery rate, in %		20	60	35
			Loss severity, in %		15	100	70
			Correlation, in %		43	85	63
			Prepayment rate, in %		0	13	5
Short-term borrowings	516	–	–		–	–	–
Long-term debt	13,415
of which structured notes over two years	12,434
of which	12,008	Option model	Correlation, in %		(85)	99	23
			Volatility, in %		0	180	23
			Buyback probability, in %	[3]	50	100	62
			Gap risk, in %	[2]	0	2	1
			Mean reversion, in %	[4]	(14)	(1)	(6)
of which	286	Discounted cash flow	Credit spread, in bp		1	452	89
Other liabilities	1,684
of which failed sales	219
of which	163	Market comparable	Price, in %		0	100	68
of which	39	Discounted cash flow	Discount rate, in %		11	29	21
Total level 3 liabilities at fair value	19,832
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Risk of unexpected large declines in the underlying values occuring between collateral settlement dates.
3 Estimate of the probability of structured notes being put back to the Group at the option of the investor over the remaining life of the financial instruments.
4 Management's best estimate of the speed at which interest rates will revert to the long-term average.

Quantitative information about level 3 liabilities at fair value (continued)
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
Correlation
There are many different types of correlation inputs, including credit correlation, cross-asset correlation (such as equity-interest rate correlation) and same-asset correlation (such as interest rate-interest rate correlation). Correlation inputs are generally used to value hybrid and exotic instruments. Due to the complex and unique nature of these instruments, the ranges for correlation inputs can vary widely across portfolios.
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
Contingent probability
Contingent probability is the primary significant unobservable input for contingent foreign exchange forward trades where the delivery or exercise and the premium payment are contingent on an event such as completion of an M&A deal or regulatory approval for a product.
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
Fair value, unfunded commitments and term of redemption conditions
end of	2016							2015
	Non- redeemable		Redeemable		Total fair value	Unfunded commit- ments		Non- redeemable		Redeemable		Total fair value	Unfunded commit- ments
Fair value and unfunded commitments (CHF million)
Debt funds	0		0		0	0		2		0		2	0
Equity funds	65		1,281	[1]	1,346	0		79		1,606	[2]	1,685	0
Equity funds sold short	0		(1)		(1)	0		0		(6)		(6)	0
Total funds held in trading assets and liabilities	65		1,280		1,345	0		81		1,600		1,681	0
Debt funds	215		77		292	0		184		76		260	1
Equity funds	2		51		53	0		0		0		0	0
Others	0		201		201	0		0		35		35	0
Hedge funds	217		329	[3]	546	0		184		111	[4]	295	1
Debt funds	5		0		5	20		11		0		11	17
Equity funds	240		0		240	42		437		0		437	115
Real estate funds	212		0		212	50		282		0		282	76
Others	117		0		117	58		312		0		312	141
Private equities	574		0		574	170		1,042		0		1,042	349
Equity method investments	347		637		984	218		660		196		856	100
Total funds held in other investments	1,138		966		2,104	388		1,886		307		2,193	450
Total fair value	1,203	[5]	2,246	[6]	3,449	388	[7]	1,967	[5]	1,907	[6]	3,874	450	[7]
1
58% of the redeemable fair value amount of equity funds is redeemable on demand with a notice period primarily of less than 30 days, 23% is redeemable on a monthly basis with a notice period primarily of less than 30 days, 17% is redeemable on a quarterly basis with a notice period primarily of more than 45 days, and 2% is redeemable on an annual basis with a notice period of more than 60 days.

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

3
68% of the redeemable fair value amount of hedge funds is redeemable on a quarterly basis with a notice period primarily of more than 60 days, 26% is redeemable on a monthly basis with a notice period primarily of less than 30 days, 5% is redeemable on demand with a notice period primarily of less than 30 days, and 1% is redeemable on an annual basis with a notice period primarily of more than 45 days.

4
87% of the redeemable fair value amount of hedge funds is redeemable on a quarterly basis with a notice period primarily of more than 60 days, 5% is redeemable on demand with a notice period primarily of less than 30 days, 5% is redeemable on an annual basis with a notice period of more than 60 days, and 3% is redeemable on a monthly basis with a notice period of more than 30 days.

5 Includes CHF 334 million and CHF 464 million attributable to noncontrolling interests in 2016 and 2015, respectively.
6 Includes CHF 231 million and CHF 9 million attributable to noncontrolling interests in 2016 and 2015, respectively.
7 Includes CHF 88 million and CHF 176 million attributable to noncontrolling interests in 2016 and 2015, respectively.

Nonrecurring fair value changes
Certain assets and liabilities are measured at fair value on a nonrecurring basis; that is, they are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances, for example, when there is evidence of impairment. The Group typically uses nonfinancial assets measured at fair value on a recurring or nonrecurring basis in a manner that reflects their highest and best use. Nonrecurring measurements are completed as of the end of the period unless otherwise stated.
Nonrecurring fair value changes
end of	2016	2015
CHF billion
Assets held-for-sale recorded at fair value on a nonrecurring basis	0.1	0.1
of which level 2	0.1	0.1
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
Difference between the aggregate fair value and the aggregate unpaid principal balances of loans and financial instruments
end of	2016			2015
	Aggregate fair value	Aggregate unpaid principal	Difference	Aggregate fair value	Aggregate unpaid principal	Difference
Loans (CHF million)
Non-interest-earning loans	1,276	4,495	(3,219)	1,628	5,019	(3,391)
Financial instruments (CHF million)
Interest-bearing deposits with banks	26	25	1	2	2	0
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	87,331	87,208	123	83,565	83,397	168
Loans	19,528	20,144	(616)	20,820	22,289	(1,469)
Other assets [1]	8,369	11,296	(2,927)	23,906	30,308	(6,402)
Due to banks and customer deposits	(1,120)	(1,059)	(61)	(913)	(826)	(87)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(19,634)	(19,638)	4	(32,398)	(32,381)	(17)
Short-term borrowings	(4,061)	(4,017)	(44)	(3,112)	(3,263)	151
Long-term debt	(72,868)	(76,123)	3,255	(80,931)	(85,335)	4,404
Other liabilities	(727)	(2,331)	1,604	(984)	(2,619)	1,635
1 Primarily loans held-for-sale.

Gains and losses on financial instruments
in	2016		2015		2014
	Net gains/ (losses)		Net gains/ (losses)		Net gains/ (losses)
Financial instruments (CHF million)
Interest-bearing deposits with banks	4	[1]	2	[1]	8	[1]
of which related to credit risk	1		(1)		(2)
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	1,440	[1]	1,279	[1]	913	[1]
Other investments	212	[2]	242	[3]	370	[3]
of which related to credit risk	(3)		0		5
Loans	1,643	[1]	439	[1]	10	[2]
of which related to credit risk	(16)		(236)		(151)
Other assets	(518)	[2]	111	[1]	1,302	[1]
of which related to credit risk	(199)		(511)		387
Due to banks and customer deposits	(12)	[1]	4	[2]	(59)	[2]
of which related to credit risk	(22)		19		(17)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(112)	[1]	55	[2]	205	[2]
Short-term borrowings	323	[2]	439	[2]	152	[2]
Long-term debt	(1,235)	[2]	5,317	[2]	858	[2]
of which related to credit risk	22		207	[4]	599	[4]
Other liabilities	456	[2]	316	[3]	(169)	[2]
of which related to credit risk	306		(93)		(156)
1 Primarily recognized in net interest income.
2 Primarily recognized in trading revenues.
3 Primarily recognized in other revenues.
4
Changes in fair value related to credit risk are due to the change in the Group's own credit spreads. Other changes in fair value are attributable to changes in foreign currency exchange rates and interest rates, as well as movements in the reference price or index for structured notes. Changes in fair value on Credit Suisse vanilla debt and on debit valuation adjustments on structured notes related to credit risk were CHF (108) million and CHF 261 million in 2015, respectively, and CHF 336 million and CHF 261 million in 2014, respectively.

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

The following table provides additional information regarding the gains and losses attributable to changes in instrument-specific credit risk on fair value option elected liabilities which are recorded through AOCI. The table includes both the amount of change during the period and cumulatively that is attributable to the changes in instrument-specific credit risk. In addition it includes the gains and losses related to instrument-specific credit risk that was previously recorded in AOCI that have been transferred during the period to net income.
Own credit gains/(losses) on fair value option elected instruments recorded in AOCI
	Gains/(losses) recorded into AOCI		[1]	Gains/(losses) recorded in AOCI transferred to net income	[1]
in	2016	Cumulatively		2016
Financial instruments (CHF million)
Deposits	(29)	(34)		0
Short-term borrowings	0	(1)		0
Long-term debt	(1,422)	(658)		0
of which treasury debt over two years	(464)	27		0
of which structured notes over two years	(958)	(676)		0
Total	(1,451)	(693)		0
1 Amounts are reflected gross of tax.

Financial instruments not carried at fair value
The following table provides the carrying value and >>>fair value of financial instruments which are not carried at fair value in the consolidated balance sheet. The disclosure excludes all non-financial instruments such as lease transactions, real estate, premises and equipment, equity method investments and pension and benefit obligations.
Carrying value and fair value of financial instruments not carried at fair value
	Carrying value	Fair value
end of		Level 1	Level 2	Level 3	Total
2016 (CHF million)
Financial assets
Central banks funds sold, securities purchased under resale agreements and securities borrowing transactions	47,508	0	47,508	0	47,508
Loans	252,535	0	256,020	4,602	260,622
Other financial assets [1]	171,514	121,075	49,353	1,436	171,864
Financial liabilities
Due to banks and deposits	374,620	199,721	174,877	0	374,598
Central banks funds purchased, securities sold under repurchase agreements and securities lending transactions	13,382	0	13,382	0	13,382
Short-term borrowings	11,324	0	11,327	0	11,327
Long-term debt	120,448	0	122,220	521	122,741
Other financial liabilities [2]	62,291	1,595	60,573	125	62,293
2015 (CHF million)
Financial assets
Central banks funds sold, securities purchased under resale agreements and securities borrowing transactions	39,485	0	39,485	0	39,485
Loans	248,326	0	250,639	6,150	256,789
Other financial assets [1]	148,491	92,547	54,359	1,893	148,799
Financial liabilities
Due to banks and deposits	359,614	206,475	153,545	0	360,020
Central banks funds purchased, securities sold under repurchase agreements and securities lending transactions	14,200	0	14,401	0	14,401
Short-term borrowings	5,546	0	5,545	0	5,545
Long-term debt	116,676	0	117,321	778	118,099
Other financial liabilities [2]	63,921	32	63,440	578	64,050
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
Assets pledged
end of	2016	2015
Assets pledged (CHF million)
Total assets pledged or assigned as collateral	122,805	137,330
of which encumbered	83,473	91,278
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

Collateral
end of	2016	2015
Collateral (CHF million)
Fair value of collateral received with the right to sell or repledge	402,690	422,269
of which sold or repledged	167,487	186,132
Other information
end of	2016	2015
Other information (CHF million)
Cash and securities restricted under foreign banking regulations	27,590	24,592
Swiss National Bank required minimum liquidity reserves	2,001	2,014
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
According to FINMA and BIS capital requirements, total regulatory capital is composed of the following categories: CET1 capital, tier 1 capital and tier 2 capital. CET1 capital consists of total shareholders’ equity, regulatory adjustments, including a cumulative dividend accrual, and certain adjustments subject to phase in, including an adjustment for the accounting treatment of pension plans. Tier 1 capital consists of CET1 capital and additional tier 1 capital, which includes high-trigger and low-trigger capital instruments, certain instruments subject to phase out and deductions from additional tier 1 capital. Deductions from tier 1 capital during the phase-in period include, among other items, goodwill and intangible assets and the net regulatory impact on gains/(losses) on >>>fair valued financial liabilities due to changes in own credit risks, which will be deducted from CET1 capital once Basel III is fully implemented. Tier 1 capital is supplemented for capital adequacy purposes by tier 2 capital, which consists primarily of unsecured, subordinated instruments that are senior only to tier 1 instruments. The sum of tier 1 capital and tier 2 capital equals total eligible capital.
Risk-weighted assets include consolidated balance sheet assets, net positions in securities not held in the trading portfolio, off-balance sheet transactions converted into credit equivalents, market positions in the trading portfolio and operational risk from processes, people, systems and external events.
As of December 31, 2016 and 2015, the Group was adequately capitalized under the regulatory provisions outlined under both FINMA and BIS guidelines.
BIS statistics – Basel III
end of	2016	2015
Eligible capital (CHF million)
CET1 capital	36,576	42,072
Additional tier 1 capital	12,289	10,991
Tier 1 capital	48,865	53,063
Tier 2 capital	6,863	9,619
Total eligible capital	55,728	62,682
Risk-weighted assets (CHF million)
Credit risk	176,700	193,198
Market risk	23,248	29,799
Operational risk	66,055	66,438
Non-counterparty risk	5,369	5,515
Risk-weighted assets	271,372	294,950
Capital ratios (%)
CET1 ratio	13.5	14.3
Tier 1 ratio	18.0	18.0
Total capital ratio	20.5	21.3
Broker-dealer operations
Certain of the Group’s broker-dealer subsidiaries are also subject to capital adequacy requirements. As of December 31, 2016 and 2015, the Group and its subsidiaries complied with all applicable regulatory capital adequacy requirements.
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
As of December 31, 2016 and 2015, the Group was not subject to restrictions on its ability to pay the proposed dividends.

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
Assets under management
end of	2016		2015
Assets under management (CHF billion)
Assets in collective investment instruments managed by Credit Suisse	165.7		186.9
Assets with discretionary mandates	238.6		223.1
Other assets under management	846.8		804.1
Assets under management (including double counting)	1,251.1	[1]	1,214.1
of which double counting	32.8		48.0
1 Updated since the 4Q16 Earnings Release to reflect a correction.
Changes in assets under management
	2016		2015
Assets under management (CHF billion)
Assets under management at beginning of period [1]	1,214.1		1,368.7
Net new assets/(net asset outflows)	26.8	[4]	46.9
Market movements, interest, dividends and foreign exchange	34.8		(26.9)
of which market movements, interest and dividends [2]	16.4		9.8
of which foreign exchange	18.4		(36.7)
Other effects	(24.6)		(174.6)	[3]
Assets under management at end of period	1,251.1	[4]	1,214.1
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

4 Updated since the 4Q16 Earnings Release to reflect a correction.

Net new assets
Net new assets measure the degree of success in acquiring assets under management or increasing assets under management through warranted reclassifications. The calculation is based on the direct method, taking into account individual cash payments, security deliveries and cash flows resulting from loan increases or repayments.
Interest and dividend income credited to clients and commissions, interest and fees charged for banking services as well as changes in assets under management due to currency and market volatility are not taken into account when calculating net new assets, as such charges or market movements are not directly related to the Group’s success in acquiring assets under management. Similarly other effects mainly relate to asset inflows and outflows due to acquisition or divestiture, exit from businesses or markets or exits due to new regulatory requirements and are not taken into account when calculating net new assets. The Group reviews relevant policies regarding client assets on a regular basis and made refinements during 2016 as it relates to other effect considerations.
Divisional allocation
Assets under management and net new assets for private banking businesses in the Swiss Universal Bank, International Wealth Management and Asia Pacific divisions, the Corporate & Institutional Banking business in the Swiss Universal Bank division and the Strategic Resolution Unit are allocated based on the management areas (business areas) that effectively manage the assets. The distribution of net new assets resulting from internal referral arrangements is governed under the net new asset referral framework, which includes preset percentages for the allocation of net new assets to the businesses.
The allocation of assets under management and net new assets for Asset Management in the Internal Wealth Management division reflects the location where the investment vehicles are managed and where the costs of managing the funds are incurred.
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
Litigation provisions
2016
CHF million
Balance at beginning of period	1,605
Increase in litigation accruals	3,090
Decrease in litigation accruals	(104)
Decrease for settlements and other cash payments	(791)
Foreign exchange translation	39
Balance at end of period	3,839
The Group’s aggregate litigation provisions include estimates of losses, additional losses or ranges of loss for proceedings for which such losses are probable and can be reasonably estimated. The Group does not believe that it can estimate an aggregate range of reasonably possible losses for certain of its proceedings because of their complexity, the novelty of some of the claims, the early stage of the proceedings, the limited amount of discovery that has occurred and/or other factors. The Group’s estimate of the aggregate range of reasonably possible losses that are not covered by existing provisions for the proceedings discussed below for which the Group believes an estimate is possible is zero to CHF 1.1 billion.
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
Enron-related litigation
Two Enron-related actions remain pending against Credit Suisse Securities (USA) LLC (CSS LLC) and certain of its affiliates, one in the US District Court for the Southern District of Texas and one in the US District Court for the Southern District of New York (SDNY). In these actions, plaintiffs assert they relied on Enron’s financial statements, and seek to hold the defendants responsible for any inaccuracies in Enron’s financial statements. In Connecticut Resources Recovery Authority v. Lay, et al., the plaintiff seeks to recover from multiple defendants, pursuant to the Connecticut Unfair Trade Practices Act and Connecticut state common law, approximately USD 130 million to USD 180 million in losses it allegedly suffered in a business transaction it entered into with Enron. A motion to dismiss is pending. In Silvercreek Management Inc. v. Citigroup, Inc., et al., the plaintiff seeks to assert federal and state law claims relating to its alleged USD 280 million in losses relating to its Enron investments. On November 9, 2015, the plaintiff moved for the court to suggest to the Judicial Panel on Multidistrict Litigation (JPML) that the JPML remand the case to the SDNY. On June 2, 2016, the JPML entered an order granting plaintiffs’ motion to remand the Silvercreek Management Inc. v. Citigroup, Inc., et al. case to the SDNY for further proceedings. Credit Suisse and the other defendants have filed a renewed motion to dismiss, which is pending.
Mortgage-related matters
Government and regulatory related matters
Various financial institutions, including CSS LLC and certain of its affiliates, have received requests for information from, and/or have been defending civil actions by, certain regulators and/or government entities, including the US Department of Justice (DOJ) and other members of the Residential Mortgage-Backed Securities (RMBS) Working Group of the US Financial Fraud Enforcement Task Force, regarding the origination, purchase, securitization, servicing and trading of subprime and non-subprime residential and commercial mortgages and related issues. CSS LLC and its affiliates are cooperating with such requests for information.
DOJ RMBS Settlement
On January 18, 2017, CSS LLC and its current and former US subsidiaries and US affiliates reached a settlement with the DOJ related to its legacy RMBS business, a business conducted through 2007. The settlement resolved potential civil claims by the DOJ related to Credit Suisse’s packaging, marketing, structuring, arrangement, underwriting, issuance and sale of RMBS. The settlement required the above mentioned entities to pay a USD 2.48 billion civil monetary penalty and, within five years of the settlement, to provide USD 2.80 billion in consumer relief. The civil monetary penalty under the terms of the settlement was paid to the DOJ in January 2017. The consumer relief measures include affordable housing payments and loan forgiveness. The DOJ and Credit Suisse agreed to the appointment of an independent monitor to oversee the completion of the consumer relief requirements of the settlement. As previously disclosed, Credit Suisse recorded a litigation provision of USD 2 billion in the fourth quarter of 2016 in addition to its existing provisions of USD 550 million recorded for this matter in prior periods.
NYAG and NJAG litigation
Following an investigation, on November 20, 2012, the New York Attorney General (NYAG), on behalf of the State of New York, filed a civil action in the Supreme Court for the State of New York, New York County (SCNY) against CSS LLC and affiliated entities in their roles as issuer, sponsor, depositor and/or underwriter of RMBS transactions prior to 2008. The action, which references 64 RMBS issued, sponsored, deposited and underwritten by CSS LLC and its affiliates in 2006 and 2007, alleges that CSS LLC and its affiliates misled investors regarding the due diligence and quality control performed on the mortgage loans underlying the RMBS at issue, and seeks an unspecified amount of damages. On December 18, 2013, the New Jersey Attorney General, on behalf of the State of New Jersey (NJAG), filed a civil action in the Superior Court of New Jersey, Chancery Division, Mercer County (SCNJ), against

CSS LLC and affiliated entities in their roles as issuer, sponsor, depositor and/or underwriter of RMBS transactions prior to 2008. The action, which references 13 RMBS issued, sponsored, deposited and underwritten by CSS LLC and its affiliates in 2006 and 2007, alleges that CSS LLC and its affiliates misled investors and engaged in fraud or deceit in connection with the offer and sale of RMBS, and seeks an unspecified amount of damages. On August 21, 2014, the SCNJ dismissed without prejudice the action brought against CSS LLC and its affiliates by the NJAG. On September 4, 2014, the NJAG filed an amended complaint against CSS LLC and its affiliates, asserting additional allegations but not expanding the number of claims or RMBS referenced in the original complaint. Both actions are at early procedural points.
Civil litigation
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
Class action litigations
CSS LLC and certain affiliates and employees were defendants in a class action lawsuit in the SDNY, New Jersey Carpenters Health Fund v. Home Equity Mortgage Trust 2006-5, relating to two RMBS offerings, totaling approximately USD 1.6 billion, sponsored and underwritten by the Credit Suisse defendants. On May 10, 2016, the SDNY granted its final approval of a USD 110 million settlement and entered a final judgment and order of dismissal with prejudice in respect of this matter.
Individual investor actions
CSS LLC and, in some instances, its affiliates, as an RMBS issuer, underwriter and/or other participant, and in some instances its employees, along with other defendants, have been named as defendants in: (i) one action brought by the Federal Deposit Insurance Corporation (FDIC), as receiver for Citizens National Bank and Strategic Capital Bank in the SDNY, in which claims against CSS LLC and its affiliates relate to approximately USD 28 million of the RMBS at issue (approximately 20% of the USD 141 million at issue against all defendants in the operative pleading); such claims were dismissed in their entirety on March 24, 2015 by an SDNY order, which was appealed on April 7, 2015 by the FDIC; on January 18, 2017, the US Court of Appeals for the Second Circuit (Second Circuit) reversed the SDNY’s ruling, reinstating all previously-dismissed claims brought by the FDIC as receiver for Citizens National Bank and Strategic Capital Bank in the SDNY against CSS LLC and its affiliates; (ii) two actions brought by the FDIC, as receiver for Colonial Bank: one action which, following the United States Supreme Court’s denial of defendants’ petition for writ of certiorari on January 9, 2017, will resume in the SDNY, in which claims against CSS LLC relate to approximately USD 92 million of the RMBS at issue (approximately 23% of the USD 394 million at issue against all defendants in the operative pleading); and one action in the Circuit Court of Montgomery County, Alabama, in which claims against CSS LLC and its affiliates relate to approximately USD 153 million of the RMBS at issue (approximately 49% of the USD 311 million at issue against all defendants in the operative pleading); on February 14, 2017, the Circuit Court of Montgomery County dismissed with prejudice claims pertaining to one RMBS offering on which CSS LLC and its affiliates were sued, reducing the RMBS at issue for CSS LLC and its affiliates from approximately USD 153 million to approximately USD 139 million (approximately 45% of the USD 311 million at issue against all defendants in the operative pleading); (iii) one action brought by the Federal Home Loan Banks of Seattle (FHLB Seattle) in Washington state court, in which claims against CSS LLC and its affiliates relate to approximately USD 249 million; on May 4, 2016, the Washington state court presiding in the action granted CSS LLC and its affiliates’ motion for partial summary judgment, dismissing with prejudice all claims related to certain RMBS, thus reducing the RMBS at issue against CSS LLC and its affiliates from approximately USD 249 million to approximately USD 104 million; on August 9, 2016, a stipulation of voluntary dismissal with prejudice was filed with the Washington state court, which was entered by the court on August 10, 2016, dismissing the action brought by the FHLB Seattle against CSS LLC and its affiliates; on August 30, 2016, FHLB Seattle appealed the Washington state court’s

August 10, 2016 final judgment and order of dismissal, seeking reversal of the court’s May 4, 2016 order; the appeal is pending; (iv) one action brought by the Federal Home Loan Bank of Boston in the US District Court for the District of Massachusetts, in which claims against CSS LLC and its affiliates relate to approximately USD 333 million, reduced from USD 373 million following the October 27, 2015 stipulation of voluntary dismissal with prejudice of claims pertaining to certain RMBS offerings on which CSS LLC and its affiliates were sued (approximately 6% of the USD 5.7 billion at issue against all defendants in the operative pleading); on February 6, 2017, the Federal Home Loan Bank of Boston’s claims were remanded to the Suffolk County Superior Court; (v) two actions by Massachusetts Mutual Life Insurance Company in the US District Court for the District of Massachusetts, in which claims against CSS LLC and its employees relate to approximately USD 107 million of the RMBS at issue (approximately 97% of the USD 110 million at issue against all defendants in the operative pleadings) and for which a trial is scheduled to begin in July 2017; (vi) one action brought by Watertown Savings Bank in the SCNY, in which claims against CSS LLC and its affiliates relate to an unstated amount of the RMBS at issue; and (vii) one action brought by the Tennessee Consolidated Retirement System in Tennessee state court in which claims against CSS LLC relate to approximately USD 24 million of RMBS at issue against CSS LLC (approximately 4% of the USD 644 million at issue against all defendants in the operative pleading).
CSS LLC and certain of its affiliates and/or employees are the only defendants named in: (i) one action brought by CMFG Life Insurance Company and affiliated entities in the US District Court for the Western District of Wisconsin, in which claims against CSS LLC relate to approximately USD 70 million of RMBS and which has a trial scheduled to begin in October 2017; on December 16, 2016, the US District Court for the Western District of Wisconsin dismissed in part the action brought against CSS LLC, reducing the RMBS at issue for CSS LLC from approximately USD 70 million to approximately USD 62 million; (ii) one action brought by Deutsche Zentral-Genossenschaftsbank AG, New York Branch in the SCNY, in which claims against CSS LLC and its affiliates relate to approximately USD 111 million of RMBS; (iii) one action brought by IKB Deutsche Industriebank AG and affiliated entities in the SCNY, in which claims against CSS LLC and its affiliates relate to approximately USD 97 million of RMBS; (iv) one action brought by the National Credit Union Administration Board (NCUA) as liquidating agent of the US Central Federal Credit Union, Western Corporate Federal Credit Union and Southwest Corporate Federal Credit Union in the US District Court for the District of Kansas, in which claims against CSS LLC and its affiliate relate to approximately USD 311 million of RMBS, for which the US District Court for the District of Kansas issued an order on May 27, 2015 vacating its prior partial dismissal of the action, increasing the RMBS at issue for CSS LLC and its affiliates from approximately USD 311 million to USD 715 million and which has a trial scheduled to begin in April 2017; on March 23, 2017, CSS LLC and its affiliate reached an agreement in principle to resolve the action with the NCUA; (v) one action brought by Phoenix Light SF Ltd. and affiliated entities in the SCNY, in which claims against CSS LLC and its affiliates relate to approximately USD 362 million of RMBS, which was dismissed in its entirety on April 16, 2015; on November 17, 2016, the SCNY, Appellate Division, First Department, issued an order reinstating all previously-dismissed claims brought by Phoenix Light SF Ltd. and affiliated entities against CSS LLC and its affiliates; and (vi) one action brought by Royal Park Investments SA/NV in the SCNY, in which claims against CSS LLC and its affiliate relate to approximately USD 360 million of RMBS. These actions are at various procedural stages.
As disclosed in Credit Suisse’s quarterly Financial Reports for 2016, individual investor actions discontinued during the course of 2016 included the following: (i) on April 22, 2016, the SDNY entered judgment without any admission of liability against CSS LLC and its affiliates in favor of the National Credit Union Administration Board, as liquidating agent of the Southwest Corporate Federal Credit Union and Members United Corporate Federal Credit Union, in the amount of USD 50.3 million (plus attorneys’ fees and costs), resolving all claims related to approximately USD 229 million of RMBS at issue; (ii) on June 1, 2016, following a settlement, a stipulation of dismissal with prejudice was filed with the US District Court for the Middle District of Alabama, which was entered by the court on June 8, 2016, discontinuing the action brought by the FDIC as receiver for Colonial Bank relating to approximately USD 34 million of the RMBS at issue (approximately 12% of the USD 283 million at issue against all defendants in the operative pleading); (iii) on June 8, 2016, following a settlement, the US Court of Appeals for the Ninth Circuit, presiding in the appeal of the action brought by the FDIC as receiver for Colonial Bank in the US District Court for the Central District of California (CDC), granted the stipulation withdrawing the FDIC’s appeal of the CDC’s dismissal with prejudice of all claims against CSS LLC relating to approximately USD 12 million of the RMBS at issue (approximately 5% of the USD 259 million at issue against all defendants in the operative pleading); thus the entire action is dismissed with prejudice; and (iv) on July 28, 2016, following a settlement, the Texas state court presiding in the action brought by the Texas County and District Retirement System dismissed with prejudice all claims against CSS LLC; these claims related to an unstated amount of the RMBS at issue.
In addition, on January 27 and January 30, 2017, following a settlement, the California state court presiding over the actions brought by the Federal Home Loan Bank of San Francisco dismissed with prejudice all claims against CSS LLC and its affiliates, in which claims against CSS LLC and its affiliates related to approximately USD 1.6 billion (approximately 17% of the USD 9.5 billion at issue against all defendants in the operative pleadings, reduced to reflect dismissal of actions relating to certain certificates).
Monoline insurer disputes
CSS LLC and certain of its affiliates are defendants in one monoline insurer action pending in the SCNY, commenced by MBIA Insurance Corp. (MBIA) as guarantor for payments of principal and interest related to approximately USD 770 million of RMBS issued in offerings sponsored by Credit Suisse. One theory of liability advanced by MBIA is that an affiliate of CSS LLC must repurchase certain mortgage loans from the trusts at issue. MBIA claims that the vast majority of the underlying mortgage loans breach certain representations and warranties, and that the affiliate has failed to repurchase the allegedly defective loans. In addition, MBIA alleges claims for fraud, fraudulent inducement, material misrepresentations, breaches of warranties, repurchase obligations, and reimbursement. MBIA submitted repurchase demands for loans with an original principal balance of approximately USD 549 million. Discovery is complete, and the parties argued their respective summary judgment motions in November 2016, which remain pending.
Repurchase litigations
DLJ Mortgage Capital, Inc. (DLJ) is a defendant in: (i) one action brought by Asset Backed Securities Corporation Home Equity Loan Trust, Series 2006-HE7, in which plaintiff alleges damages of not less than USD 341 million, which was dismissed without prejudice by order of the SCNY on March 24, 2015, which order was appealed, and which action was re-filed on September 17, 2015 (stayed against DLJ pending resolution of all pending appeals); (ii) one action brought by Home Equity Asset Trust, Series 2006-8, in which plaintiff alleges damages of not less than USD 436 million; (iii) one action brought by Home Equity Asset Trust 2007-1, in which plaintiff alleges damages of not less than USD 420 million; (iv) one action brought by Home Equity Asset Trust Series 2007-3, in which plaintiff alleges damages of not less than USD 206 million, which was dismissed without prejudice by order of the SCNY on December 21, 2015 with leave to restore within one year and which plaintiff moved to restore on December 20, 2016, which the court granted on March 15, 2017 by restoring the case to active status; (v) one action brought by Home Equity Asset Trust 2007-2, in which plaintiff alleges damages of not less than USD 495 million; and (vi) one action brought by CSMC Asset-Backed Trust 2007-NC1, in which no damages amount is alleged. DLJ and its affiliate, Select Portfolio Servicing, Inc. (SPS), are defendants in: one action brought by Home Equity Mortgage Trust Series 2006-1, Home Equity Mortgage Trust Series 2006-3 and Home Equity Mortgage Trust Series 2006-4, in which plaintiffs allege damages of not less than USD 730 million, and allege that SPS obstructed the investigation into the full extent of the defects in the mortgage pools by refusing to afford the trustee reasonable access to certain origination files; and one action brought by Home Equity Mortgage Trust Series 2006-5, in which plaintiff alleges damages of not less than USD 500 million, and alleges that SPS likely discovered DLJ’s alleged breaches of representations and warranties but did not notify the trustee of such breaches, in alleged violation of its contractual obligations. These actions are brought in the SCNY and are at early or intermediate procedural points.
As disclosed in Credit Suisse’s fourth quarter Financial Report of 2013, the following repurchase actions were dismissed with prejudice in 2013: the three consolidated actions brought by Home Equity Asset Trust 2006-5, Home Equity Asset Trust 2006-6 and Home Equity Asset Trust 2006-7 against DLJ. Those dismissals are on appeal.
Refco-related litigation
In March 2008, CSS LLC was named, along with other financial services firms, accountants, lawyers, officers, directors and controlling persons, as a defendant in an action filed in New York state court (later removed to the SDNY) by the Joint Official Liquidators of various SPhinX Funds and the trustee of the SphinX Trust, which holds claims that belonged to PlusFunds Group, Inc. (PlusFunds), the investment manager for the SPhinX Funds. The operative amended complaint asserted claims against CSS LLC for aiding and abetting breaches of fiduciary duty and aiding and abetting fraud by Refco’s insiders in connection with Refco’s August 2004 notes offering and August 2005 initial public offering. Plaintiffs sought to recover from defendants more than USD 800 million, consisting of USD 263 million that the SphinX Managed Futures Fund, a SPhinX fund, had on deposit and lost at Refco, several hundred million dollars in alleged additional “lost enterprise” damages of PlusFunds, and pre-judgment interest. In November 2008, CSS LLC filed a motion to dismiss the amended complaint. In February 2012, the court granted in part and denied in part the motion to dismiss, which left intact part of plaintiffs’ claim for aiding and abetting fraud. In August 2012, CSS LLC filed a motion for summary judgment with respect to the remaining part of plaintiffs’ aiding and abetting fraud claim. In December 2012, the court granted the motion, thus dismissing CSS LLC from the case. The court entered a final judgment dismissing the claims against CSS LLC on August 16, 2014 and, on September 16, 2014, plaintiffs appealed to the Second Circuit. On June 15, 2016, following a settlement, the Second Circuit granted a stipulation withdrawing the appeal. Thus, the entire action against CSS LLC is dismissed with prejudice.
Bank loan litigation
On January 3, 2010, the Bank and other affiliates were named as defendants in a lawsuit filed in the US District Court for the District of Idaho by current or former homeowners in four real estate developments, Tamarack Resort, Yellowstone Club, Lake Las Vegas and Ginn Sur Mer. The Bank arranged, and was the agent bank for, syndicated loans provided to borrowers affiliated with all four developments, and who have been or are now in bankruptcy or foreclosure. Plaintiffs generally allege that the Bank and other affiliates committed fraud by using an unaccepted appraisal method to overvalue the properties with the intention of having the borrowers take out loans they could not repay because it would allow the Bank and other affiliates to later push the borrowers into bankruptcy and take ownership of the properties. Plaintiffs demanded USD 24 billion in damages. Cushman & Wakefield, the appraiser for the properties at issue, is also named as a defendant. After the filing of amended complaints and motions to dismiss, the claims were significantly reduced. On September 24, 2013, the court denied the plaintiffs’ motion for class certification so the case cannot proceed as a class action. On February 5, 2015, the court granted plaintiffs’ motion for leave to file an amended complaint, adding additional individual plaintiffs. On April 13, 2015, the court granted plaintiffs’ motion for leave to add a claim for punitive damages. On November 20, 2015, the plaintiffs moved for partial summary judgment, which the defendants opposed on December 14, 2015. On December 18, 2015, the defendants filed motions for summary judgment. On July 27, 2016, the US District Court for the District of Idaho granted the defendants’ motions for summary judgment, dismissing the case with prejudice. The plaintiffs are appealing.
The Bank and other affiliates are also the subject of certain other related litigation regarding certain of these loans as well as other similar real estate developments. Such litigation includes two cases brought in Texas and New York state courts against Bank affiliates by entities related to Highland Capital Management LP (Highland). In the case in Texas state court, a jury trial was held in December 2014 on Highland’s claim for fraudulent inducement by affirmative misrepresentation and omission. A verdict was issued for the plaintiff on its claim for fraudulent inducement by affirmative misrepresentation, but the jury rejected its claim that the Bank’s affiliates had committed fraudulent inducement by omission. The Texas judge held a bench trial on Highland’s remaining claims in May and June 2015, and entered judgment in the amount of USD 287 million (including prejudgment interest) for the plaintiff on September 4, 2015. Both parties filed notices of appeal from that judgment and briefing was completed on March 10, 2017. In the case in New York state court, the court granted in part and denied in part the Bank’s summary judgment motion. Both parties appealed that decision, but the appellate court affirmed the decision in full. Bank affiliates separately sued Highland-managed funds on related trades and received a favorable judgment awarding both principal owed and prejudgment interest. Highland appealed the portion of the judgment awarding prejudgment interest, however the original decision was affirmed in its entirety. The parties subsequently agreed to settle the amount owed by the Highland-managed funds under the judgment.
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
The reference rates investigations have also included information requests from regulators regarding trading activities, information sharing and the setting of benchmark rates in the foreign exchange (including electronic trading), supranational, sub-sovereign and agency (SSA) bonds, and commodities (including precious metals) markets. On March 31, 2014, the Swiss Competition Commission announced a formal investigation of numerous Swiss and international financial institutions, including the Group, in relation to the setting of exchange rates in foreign exchange trading. The Group is cooperating fully with these investigations. The investigations are ongoing and it is too soon to predict the final outcome of the investigations.
In addition, members of the US Dollar LIBOR panel, including Credit Suisse, have been named in various civil lawsuits filed in the US. All but two of these matters have been consolidated for pre-trial purposes into a multi-district litigation in the SDNY. On March 29, 2013, the court dismissed a substantial portion of the case against the panel banks, dismissing the claims under the Racketeer Influenced and Corrupt Organizations Act and the Sherman Antitrust Act, as well as all state law claims, leaving only certain claims under the Commodity Exchange Act based on LIBOR-related instruments entered into after May 30, 2008 (extended to after April 14, 2009 in a subsequent order). Plaintiffs appealed part of the decision. On May 23, 2016, the Second Circuit reversed the decision of the SDNY dismissing plaintiffs’ Sherman Antitrust Act claims and remanded the claims to the SDNY for additional briefing on the issue of whether such claims have been adequately alleged. Briefing was completed in August 2016 and, in a series of rulings between December 2016 and February 2017, the SDNY dismissed all of plaintiffs’ antitrust claims against Credit Suisse. Between April 2013 and November 2015, the SDNY has issued a number of decisions narrowing and defining the scope of the permissible claimants and claims. On August 23, 2013, the SDNY rejected plaintiffs’ requests to replead the dismissed causes of action, except for certain of plaintiffs’ state law claims, which plaintiffs asserted in amended complaints. In June 2014, the SDNY denied most of defendants’ motion to dismiss. On August 4, 2015, the SDNY ruled on certain of defendants’ additional motions to dismiss claims brought by plaintiffs not subject to the March 29, 2013 order, and dismissed some of these plaintiffs’ claims, including claims under the Racketeer

Influenced and Corrupt Organizations Act and the Sherman Antitrust Act, while allowing certain Commodity Exchange Act claims, fraud, breach of contract, and unjust enrichment claims to survive. On November 3, 2015, the SDNY further dismissed purported classes brought by student loan borrowers and lending institutions and allowed certain over-the-counter plaintiffs to amend their complaints to add new plaintiffs to certain claims.
One matter that is not consolidated in the multi district litigation is also in the SDNY, and the SDNY granted the defendants’ motion to dismiss on March 31, 2015, but gave plaintiff leave to file a new pleading. On June 1, 2015, plaintiff filed a motion for leave to file a second amended complaint in the SDNY; defendants’ opposition brief was filed on July 15, 2015. Furthermore, in February 2015, various banks that served on the Swiss franc LIBOR panel, including Credit Suisse Group AG, were named in a civil putative class action lawsuit filed in the SDNY, alleging manipulation of Swiss franc LIBOR to benefit defendants’ trading positions. On June 19, 2015, the plaintiffs filed an amended complaint. On August 18, 2015, the defendants filed motions to dismiss.
Moreover, in July 2016, various banks that served on the Singapore Interbank Offered Rate (SIBOR) and Singapore Swap Offer Rate (SOR) panels, including Credit Suisse Group AG and affiliates, were named in a civil putative class action lawsuit filed in the SDNY, alleging manipulation of SIBOR and SOR to benefit defendants’ trading positions. On October 31, 2016, the plaintiffs filed an amended complaint. On November 18, 2016, defendants filed motions to dismiss.
Additionally, Credit Suisse Group AG and affiliates as well as other financial institutions are named in three pending civil class action lawsuits in the SDNY relating to the alleged manipulation of foreign exchange rates. On January 28, 2015, the court denied defendants’ motion to dismiss the original consolidated complaint brought by US-based investors and foreign plaintiffs who transacted in the US, but granted their motion to dismiss the two class actions brought by foreign-based investors. In July 2015, plaintiffs filed a second consolidated amended complaint, adding additional defendants and asserting additional claims on behalf of a second putative class of exchange investors. In August 2015, the court consolidated all foreign exchange-related actions pending in the SDNY, except one putative class action alleging violations of the US Employee Retirement Income Security Act of 1974 (ERISA) based on the same alleged conduct, which is now pending as a separate action. In November 2015, the Group and affiliates, together with other financial institutions, filed a motion to dismiss the second consolidated amended complaint. On September 20, 2016, the SDNY granted in part and denied in part such motion to dismiss. The decision reduced the size of the putative class, but allowed the primary antitrust and Commodity Exchange Act claims to survive. The Group and several affiliates, with other financial institutions, have also been named in two Canadian putative class actions, which make similar allegations. On May 19, 2016, affiliates of Credit Suisse Group AG, along with several other financial institutions, filed a motion to dismiss the putative ERISA class action, which the SDNY granted on August 23, 2016. On September 22, 2016, plaintiffs filed an appeal of that decision. The third pending matter names Credit Suisse Group AG and affiliates, as well as other financial institutions, in a putative class action filed in the SDNY on September 26, 2016, alleging manipulation of the foreign exchange market on behalf of indirect purchasers of foreign exchange instruments. Defendants moved to dismiss the indirect purchaser complaint on January 23, 2017.
Credit Suisse AG, New York Branch, and other financial institutions have also been named in a pending consolidated civil class action lawsuit relating to the alleged manipulation of the ISDAFIX rate for US dollars in the SDNY. On February 12, 2015, the class plaintiffs filed a consolidated amended class action complaint. On April 13, 2015, the defendants filed a motion to dismiss. On April 11, 2016, Credit Suisse AG, New York Branch entered into a settlement agreement with plaintiffs. On May 3, 2016, plaintiffs filed a motion for preliminary approval of the settlement, along with settlements with other financial institutions. On May 11, 2016, the SDNY preliminarily approved plaintiffs’ settlement agreements with Credit Suisse AG, New York Branch, and six other financial institutions. The settlement provides for dismissal of the case with prejudice and a settlement payment of USD 50 million by Credit Suisse. The settlements remain subject to final court approval.
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
Credit Suisse Group AG and affiliates, along with other financial institutions, have been named in one consolidated putative civil class action complaint and one consolidated complaint filed by individual plaintiffs relating to interest rate swaps, alleging that dealer defendants conspired with trading platforms to prevent the development of interest rate swap exchanges. The individual lawsuits were brought by TeraExchange LLC, a swap execution facility, and affiliates, and Javelin Capital Markets LLC, a swap execution facility, and an affiliate, which claim to have suffered lost profits as a result of defendants’ alleged conspiracy. All interest rate swap actions have been consolidated in a multi-district litigation in the SDNY. Both class and individual plaintiffs filed second amended consolidated complaints on December 9, 2016, which defendants moved to dismiss on January 20, 2017.
Additionally, Credit Suisse Group AG and affiliates, along with other financial institutions and individuals, have been named in several putative class action complaints filed in the SDNY relating to SSA bonds. The complaints generally allege that defendants conspired to fix the prices of SSA bonds sold to and purchased from investors in the secondary market. These actions have been consolidated in the SDNY. Plaintiffs have not yet filed a consolidated amended complaint.

On August 16, 2016, Credit Suisse Group AG and Credit Suisse AG, along with other financial institutions, were named in a putative class action brought in the SDNY, alleging manipulation of the Australian Bank Bill Swap reference rate. Plaintiffs filed an amended complaint on December 16, 2016, which defendants moved to dismiss on February 24, 2017.
CDS-related matters
Certain Credit Suisse entities, as well as other banks and entities, were named defendants in a consolidated multi-district civil litigation proceeding in the SDNY alleging violations of antitrust law related to CDS. In September 2014, the court overseeing the litigation granted in part and denied in part the defendants’ motion to dismiss, which allowed the case to proceed to discovery. On September 30, 2015, Credit Suisse and the other defendants executed agreements with the putative class action plaintiffs to settle this litigation. On April 18, 2016, the SDNY entered an order granting final approval to the settlement agreements between the putative class action plaintiffs and Credit Suisse and the other defendants, and entering final judgment and dismissal of the parties’ respective actions.
As previously disclosed, a Credit Suisse entity received civil investigative demands from the DOJ relating to competition in credit derivatives trading, processing, clearing and information services. By a letter dated September 15, 2016, the DOJ notified Credit Suisse that it has closed its investigation.
Net new assets-related matters
On October 5, 2016, the SEC announced a settlement pursuant to which Credit Suisse agreed to pay USD 90 million and admitted that it did not adequately disclose certain practices related to the recognition of net new assets during the period from the fourth quarter of 2011 until the fourth quarter of 2012.
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
Caspian Energy litigation
A lawsuit was brought against Credit Suisse International (CSI) in English court by Rosserlane Consultants Limited and Swinbrook Developments Limited. The litigation relates to the forced sale by CSI in 2008 of Caspian Energy Group LP (CEG), the vehicle through which the plaintiffs held a 51% stake in the Kyurovdag oil and gas field in Azerbaijan. CEG was sold for USD 245 million following two unsuccessful merger and acquisition processes. The plaintiffs allege that CEG should have been sold for at least USD 700 million. The trial took place at the end of 2014 and on February 20, 2015, the case was dismissed and judgment given in favor of CSI. The plaintiffs appealed the judgment. In January 2017, the Court of Appeal ruled in CSI’s favor.
ATA litigation
A lawsuit was filed on November 10, 2014 in the US District Court for the Eastern District of New York (EDNY) against a number of banks, including Credit Suisse AG, alleging claims under the United States Anti-Terrorism Act (ATA). The action alleges a conspiracy between Iran and various international financial institutions, including the defendants, in which they agreed to alter, falsify or omit information from payment messages that involved Iranian parties for the express purpose of concealing the Iranian parties’ financial activities and transactions from detection by US authorities. The complaint, brought by approximately 200 plaintiffs, alleges that this conspiracy has made it possible for Iran to transfer funds to Hezbollah and other terrorist organizations actively engaged in harming US military personnel and civilians. On July 12, 2016, plaintiffs filed a second amended complaint in the EDNY against a number of banks, including Credit Suisse AG, alleging claims under the ATA. On September 14, 2016, Credit Suisse AG and the other defendants filed motions to dismiss the plaintiffs’ second amended complaint in the EDNY. A lawsuit was filed on November 2, 2016 in the US District Court for the Southern District of Illinois (S.D. Ill.) against a number of banks, including Credit Suisse AG, alleging claims under the ATA. The complaint, brought by approximately 100 plaintiffs, makes allegations similar to the ATA action pending against Credit Suisse AG in the EDNY. On January 23, 2017, plaintiffs filed an amended complaint against the defendants in the S.D. Ill.
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
Icelandic banks
CSSEL is defending clawback claims of USD 16 million and EUR 22 million brought by the Winding Up Committees (WUCs) of the Icelandic banks Kaupthing Bank hf and LBI hf (previously Landsbanki Islands hf) in the District Court of Reykjavik, Iceland. The claims concern the buyback by the Icelandic banks of their own bonds from CSSEL in the months prior to the Icelandic banks’ insolvency. The primary basis for the clawback is that the buybacks constituted early repayments of debt to CSSEL. In addition, CSI is defending a EUR 170 million clawback claim brought by the WUC of Kaupthing Bank hf in the District Court of Reykjavik, Iceland. The claim relates to CSI’s issuance of ten credit linked notes in 2008, which the WUC is seeking to challenge under various provisions of Icelandic insolvency law in order to claw back funds paid to CSI. The WUCs are also claiming significant penalty interest under Icelandic law in respect of both the CSSEL and CSI claims. CSSEL argues that the buyback transactions are governed by English or New York law and CSI argues that the purchase of the credit linked notes is governed by English law, neither of which provides a legal basis for such clawback actions. In October 2014, the Court of the European Free Trade Association States issued a non-binding decision supporting CSI’s and CSSEL’s position that the governing law of the transactions is relevant. Separately, CSI is pursuing a claim for USD 226 million in the District Court of Reykjavik, Iceland against Kaupthing Bank hf’s WUC in order to enforce certain security rights arising under a 2007 structured trade. CSI acquired the security rights following Kaupthing Bank hf’s insolvency in 2008. In December 2016, CSSEL, CSI and Kaupthing ehf (formerly Kaupthing Bank hf) entered into a settlement agreement and the Kaupthing related proceedings have now been concluded.
Italian Investigation
Credit Suisse AG resolved a previously-disclosed Italian investigation into alleged tax and money laundering issues through agreements to pay an administrative tax penalty and an administrative sanction. The premise of the alleged tax liability was failure to make required disclosures regarding the activities of Italian clients, and Credit Suisse AG agreed to pay a EUR 18 million administrative tax penalty to resolve these claims. As discussed in “Note 28 – Tax”, Credit Suisse AG also made a tax payment of EUR 83 million, comprising EUR 70 million of income tax, associated penalties and interest, on revenue associated with this matter, and EUR 13 million relating to tax and interest on an unrelated Italian tax matter. The premise of the alleged administrative liability was the inadequacy of historical internal controls, and Credit Suisse AG entered an agreement under Article 63 of Italian Administrative Law 231 to pay EUR 8 million in disgorgement of profits and a EUR 1 million administrative sanction. On December 14, 2016, the competent Italian judge approved this agreement under Law 231, which marked the end of the investigation by the Italian authorities. No admission of wrongdoing was required in connection with either agreement.
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
External Asset Manager matter
Several clients have claimed that an external asset manager based in Geneva misappropriated funds, forged bank statements, transferred assets between client accounts at Credit Suisse as custodian to conceal losses and made investments without the authorization of those clients. Credit Suisse is investigating the claims. The Geneva Prosecutor’s Office initiated a criminal investigation against representatives of the external asset manager and a former Credit Suisse employee.
Mossack Fonseca/Israel Desk matters
Credit Suisse, along with many financial institutions, has received inquiries from governmental and regulatory authorities concerning banking relationships between financial institutions, their clients and the Panama-based law firm of Mossack Fonseca. Credit Suisse has also received governmental and regulatory inquiries concerning cross-border services provided by Credit Suisse’s Switzerland-based Israel Desk. Credit Suisse is conducting a review of these issues and has been cooperating with the authorities.
Mozambique matter
Credit Suisse is responding to requests from regulatory and enforcement authorities related to Credit Suisse’s arrangement of loan financing to Mozambique state enterprises, Proindicus S.A. and Empresa Mocambiacana de Atum S.A. (EMATUM), a distribution to private investors of loan participation notes (LPN) related to the EMATUM financing in September 2013, and Credit Suisse’s subsequent role in arranging the exchange of those LPNs for Eurobonds issued by the Republic of Mozambique. Credit Suisse has been cooperating with the authorities on this matter.

40 Significant subsidiaries and equity method investments
Significant subsidiaries
Equity interest in %	Company name	Domicile	Currency	Nominal capital in million
as of December 31, 2016
	Credit Suisse Group AG
100	BANK-now AG	Horgen, Switzerland	CHF	30.0
100	Credit Suisse AG	Zurich, Switzerland	CHF	4,399.7
100	Credit Suisse Insurance Linked Strategies Ltd	Zurich, Switzerland	CHF	0.2
100	Credit Suisse Trust AG	Zurich, Switzerland	CHF	5.0
100	Credit Suisse Trust Holdings Limited	St. Peter Port, Guernsey	GBP	2.0
100	CS LP Holding AG	Zug, Switzerland	CHF	0.1
100	Inreska Limited	St. Peter Port, Guernsey	GBP	3.0
100	Neue Aargauer Bank AG	Aarau, Switzerland	CHF	134.1
88	Savoy Hotel Baur en Ville AG	Zurich, Switzerland	CHF	7.5
	Credit Suisse AG
100	AJP Cayman Ltd.	George Town, Cayman Islands	JPY	8,025.6
100	Asset Management Finance LLC	Wilmington, United States	USD	341.8
100	Banco Credit Suisse (Brasil) S.A.	São Paulo, Brazil	BRL	53.6
100	Banco Credit Suisse (México), S.A.	Mexico City, Mexico	MXN	1,716.7
100	Banco de Investimentos Credit Suisse (Brasil) S.A.	São Paulo, Brazil	BRL	164.8
100	Boston Re Ltd.	Hamilton, Bermuda	USD	2.0
100	CJSC Bank Credit Suisse (Moscow)	Moscow, Russia	USD	37.8
100	Column Financial, Inc.	Wilmington, United States	USD	0.0
100	Credit Suisse (Australia) Limited	Sydney, Australia	AUD	34.1
100	Credit Suisse (Brasil) Distribuidora de Titulos e Valores Mobiliários S.A.	São Paulo, Brazil	BRL	5.0
100	Credit Suisse (Brasil) S.A. Corretora de Titulos e Valores Mobiliários	São Paulo, Brazil	BRL	98.4
100	Credit Suisse (Channel Islands) Limited	St. Peter Port, Guernsey	USD	6.1
100	Credit Suisse (Deutschland) Aktiengesellschaft	Frankfurt, Germany	EUR	130.0
100	Credit Suisse (Hong Kong) Limited	Hong Kong, China	HKD	13,758.0
100	Credit Suisse (Italy) S.p.A.	Milan, Italy	EUR	139.6
100	Credit Suisse (Luxembourg) S.A.	Luxembourg, Luxembourg	CHF	230.9
100	Credit Suisse (Monaco) S.A.M.	Monte Carlo, Monaco	EUR	18.0
100	Credit Suisse (Poland) SP. z o.o	Warsaw, Poland	PLN	20.0
100	Credit Suisse (Qatar) LLC	Doha, Qatar	USD	29.0
100	Credit Suisse (Schweiz) AG	Zurich, Switzerland	CHF	100.0
100	Credit Suisse (Singapore) Limited	Singapore, Singapore	SGD	743.3
100	Credit Suisse (UK) Limited	London, United Kingdom	GBP	245.2
100	Credit Suisse (USA), Inc.	Wilmington, United States	USD	0.0
100	Credit Suisse Asset Management (UK) Holding Limited	London, United Kingdom	GBP	144.2
100	Credit Suisse Asset Management Immobilien Kapitalanlagegesellschaft GmbH	Frankfurt, Germany	EUR	6.1
100	Credit Suisse Asset Management International Holding Ltd	Zurich, Switzerland	CHF	20.0
100	Credit Suisse Asset Management Investments Ltd	Zurich, Switzerland	CHF	0.1
100	Credit Suisse Asset Management Limited	London, United Kingdom	GBP	45.0
100	Credit Suisse Asset Management, LLC	Wilmington, United States	USD	1,086.8
100	Credit Suisse Atlas I Investments (Luxembourg) S.à.r.l.	Luxembourg, Luxembourg	USD	0.0
100	Credit Suisse Business Analytics (India) Private Limited	Mumbai, India	INR	40.0
100	Credit Suisse Capital LLC	Wilmington, United States	USD	937.6

Significant subsidiaries (continued)
Equity interest in %		Company name	Domicile	Currency	Nominal capital in million
100		Credit Suisse Energy LLC	Wilmington, United States	USD	0.0
100		Credit Suisse Equities (Australia) Limited	Sydney, Australia	AUD	62.5
100		Credit Suisse Finance (India) Private Limited	Mumbai, India	INR	1,050.1
100		Credit Suisse First Boston (Latam Holdings) LLC	George Town, Cayman Islands	USD	23.8
100		Credit Suisse First Boston Finance B.V.	Amsterdam, The Netherlands	EUR	0.0
100		Credit Suisse First Boston Mortgage Capital LLC	Wilmington, United States	USD	356.6
100		Credit Suisse First Boston Next Fund, Inc.	Wilmington, United States	USD	10.0
100		Credit Suisse Fund Management S.A.	Luxembourg, Luxembourg	CHF	0.3
100		Credit Suisse Fund Services (Luxembourg) S.A.	Luxembourg, Luxembourg	CHF	1.5
100		Credit Suisse Funds AG	Zurich, Switzerland	CHF	7.0
100		Credit Suisse Group Finance (U.S.) Inc.	Wilmington, United States	USD	100.0
100		Credit Suisse Hedging-Griffo Corretora de Valores S.A.	São Paulo, Brazil	BRL	29.6
100		Credit Suisse Holding Europe (Luxembourg) S.A.	Luxembourg, Luxembourg	CHF	32.6
100		Credit Suisse Holdings (Australia) Limited	Sydney, Australia	AUD	42.0
100	[1]	Credit Suisse Holdings (USA), Inc.	Wilmington, United States	USD	550.0
100	[2]	Credit Suisse International	London, United Kingdom	USD	12,366.1
100		Credit Suisse Istanbul Menkul Degerler A.S.	Istanbul, Turkey	TRY	6.8
100		Credit Suisse Leasing 92A, L.P.	New York, United States	USD	43.9
100		Credit Suisse Life & Pensions AG	Vaduz, Liechtenstein	CHF	15.0
100		Credit Suisse Life (Bermuda) Ltd.	Hamilton, Bermuda	USD	1.0
100		Credit Suisse Loan Funding LLC	Wilmington, United States	USD	0.0
100		Credit Suisse Management LLC	Wilmington, United States	USD	896.8
100		Credit Suisse Prime Securities Services (USA) LLC	Wilmington, United States	USD	263.3
100		Credit Suisse Principal Investments Limited	George Town, Cayman Islands	JPY	3,324.0
100		Credit Suisse Private Equity, LLC	Wilmington, United States	USD	42.2
100		Credit Suisse PSL GmbH	Zurich, Switzerland	CHF	0.0
100		Credit Suisse Saudi Arabia	Riyadh, Saudi Arabia	SAR	300.0
100		Credit Suisse Securities (Canada), Inc.	Toronto, Canada	CAD	3.4
100		Credit Suisse Securities (Europe) Limited	London, United Kingdom	USD	3,859.3
100		Credit Suisse Securities (Hong Kong) Limited	Hong Kong, China	HKD	2,080.9
100		Credit Suisse Securities (India) Private Limited	Mumbai, India	INR	2,214.7
100		Credit Suisse Securities (Japan) Limited	Tokyo, Japan	JPY	78,100.0
100		Credit Suisse Securities (Johannesburg) Proprietary Limited	Johannesburg, South Africa	ZAR	0.0
100		Credit Suisse Securities (Malaysia) Sdn. Bhd.	Kuala Lumpur, Malaysia	MYR	100.0
100		Credit Suisse Securities (Moscow)	Moscow, Russia	RUB	97.1
100		Credit Suisse Securities (Singapore) Pte Limited	Singapore, Singapore	SGD	30.0
100		Credit Suisse Securities (Thailand) Limited	Bangkok, Thailand	THB	500.0
100		Credit Suisse Securities (USA) LLC	Wilmington, United States	USD	1,131.7
100		Credit Suisse Services (India) Private Limited	Pune, India	INR	0.1
100		Credit Suisse Services (USA) LLC	Wilmington, United States	USD	0.0
100		CS Non-Traditional Products Ltd.	Nassau, Bahamas	USD	0.1
100		CSAM Americas Holding Corp.	Wilmington, United States	USD	0.0
100		DLJ Merchant Banking Funding, Inc	Wilmington, United States	USD	0.0
100		DLJ Mortgage Capital, Inc.	Wilmington, United States	USD	0.0
100		Fides Treasury Services AG	Zurich, Switzerland	CHF	2.0
100		Merban Equity AG	Zug, Switzerland	CHF	0.1
100		Merchant Holding, Inc	Wilmington, United States	USD	0.0
100		SPS Holding Corporation	Wilmington, United States	USD	0.1
99		PT Credit Suisse Securities Indonesia	Jakarta, Indonesia	IDR	235,000.0
98		Credit Suisse Hypotheken AG	Zurich, Switzerland	CHF	0.1
1 43% of voting rights held by Credit Suisse Group AG, Guernsey Branch.
2 98% of voting rights and 98% of equity interest held by Credit Suisse AG.

Significant equity method investments
Equity interest in %		Company name	Domicile
as of December 31, 2016
Credit Suisse Group AG
100	[1]	Credit Suisse Group Finance (Guernsey) Limited	St. Peter Port, Guernsey
100	[1]	Credit Suisse Group (Guernsey) I Limited	St. Peter Port, Guernsey
100	[1]	Credit Suisse Group (Guernsey) II Limited	St. Peter Port, Guernsey
100	[1]	Credit Suisse Group (Guernsey) IV Limited	St. Peter Port, Guernsey
100	[1]	Credit Suisse Group Funding (Guernsey) Limited	St. Peter Port, Guernsey
50		Swisscard AECS GmbH	Horgen, Switzerland
25		SECB Swiss Euro Clearing Bank GmbH	Frankfurt, Germany
Credit Suisse AG
33		Credit Suisse Founder Securities Limited	Beijing, China
23		E.L. & C. Baillieu Stockbroking (Holdings) Pty Ltd	Melbourne, Australia
20		ICBC Credit Suisse Asset Management Co., Ltd.	Beijing, China
5	[2]	York Capital Management Global Advisors, LLC	New York, United States
0	[2]	Holding Verde Empreendimentos e Participações S.A.	São Paulo, Brazil
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
As part of an announced program to evolve the Group’s legal entity structure to meet developing and future regulatory requirements and US Federal Reserve regulation on establishing Intermediate Holding Companies in the US for non-US banks, legal entities are re-parented as subsidiaries of Credit Suisse (USA), Inc. Prior periods are restated to conform to the current presentation to reflect the impact of such transactions.

Condensed consolidating statements of operations
in 2016	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Other Group subsidiaries	[1]	Credit Suisse Group
Condensed consolidating statements of operations (CHF million)
Interest and dividend income	5,697	11,228		16,925	284		165		17,374
Interest expense	(3,750)	(5,987)		(9,737)	(338)		263		(9,812)
Net interest income	1,947	5,241		7,188	(54)		428		7,562
Commissions and fees	3,582	7,235		10,817	27		248		11,092
Trading revenues	(1,192)	1,562		370	(21)		(36)		313
Other revenues	830	597		1,427	(2,684)	[2]	2,613		1,356
Net revenues	5,167	14,635		19,802	(2,732)		3,253		20,323
Provision for credit losses	(5)	221		216	0		36		252
Compensation and benefits	3,235	7,410		10,645	57		(130)		10,572
General and administrative expenses	4,474	5,284		9,758	(88)		100		9,770
Commission expenses	259	1,182		1,441	1		13		1,455
Restructuring expenses	209	301		510	0		30		540
Total other operating expenses	4,942	6,767		11,709	(87)		143		11,765
Total operating expenses	8,177	14,177		22,354	(30)		13		22,337
Income/(loss) before taxes	(3,005)	237		(2,768)	(2,702)		3,204		(2,266)
Income tax expense/(benefit)	(228)	585		357	8		76		441
Net income/(loss)	(2,777)	(348)		(3,125)	(2,710)		3,128		(2,707)
Net income/(loss) attributable to noncontrolling interests	157	(163)		(6)	0		9		3
Net income/(loss) attributable to shareholders	(2,934)	(185)		(3,119)	(2,710)		3,119		(2,710)
1 Includes eliminations and consolidation adjustments.
2 Primarily consists of revenues from investments in Group companies accounted for under the equity method.
Condensed consolidating statements of comprehensive income
in 2016	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group
Comprehensive income (CHF million)
Net income/(loss)	(2,777)	(348)		(3,125)	(2,710)	3,128		(2,707)
Gains/(losses) on cash flow hedges	0	(22)		(22)	2	0		(20)
Foreign currency translation	604	(105)		499	7	9		515
Unrealized gains/(losses) on securities	0	2		2	0	(1)		1
Actuarial gains/(losses)	49	161		210	0	184		394
Net prior service credit/(cost)	0	(1)		(1)	0	37		36
Gains/(losses) on liabilities related to credit risk	(64)	(1,019)		(1,083)	67	(27)		(1,043)
Other comprehensive income/(loss), net of tax	589	(984)		(395)	76	202		(117)
Comprehensive income/(loss)	(2,188)	(1,332)		(3,520)	(2,634)	3,330		(2,824)
Comprehensive income/(loss) attributable to noncontrolling interests	151	(140)		11	0	(13)		(2)
Comprehensive income/(loss) attributable to shareholders	(2,339)	(1,192)		(3,531)	(2,634)	3,343		(2,822)
1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of operations (continued)
in 2015	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Other Group subsidiaries	[1]	Credit Suisse Group
Condensed consolidating statements of operations (CHF million)
Interest and dividend income	7,030	11,827		18,857	277		207		19,341
Interest expense	(4,296)	(5,694)		(9,990)	(330)		278		(10,042)
Net interest income	2,734	6,133		8,867	(53)		485		9,299
Commissions and fees	3,932	7,914		11,846	18		180		12,044
Trading revenues	(966)	2,264		1,298	28		14		1,340
Other revenues	508	692		1,200	(2,969)	[2]	2,883		1,114
Net revenues	6,208	17,003		23,211	(2,976)		3,562		23,797
Provision for credit losses	5	271		276	0		48		324
Compensation and benefits	3,805	7,718		11,523	76		(53)		11,546
General and administrative expenses	2,242	6,372		8,614	(110)		70		8,574
Commission expenses	288	1,326		1,614	1		8		1,623
Goodwill impairment	0	3,797		3,797	0		0		3,797
Restructuring expenses	193	132		325	0		30		355
Total other operating expenses	2,723	11,627		14,350	(109)		108		14,349
Total operating expenses	6,528	19,345		25,873	(33)		55		25,895
Income/(loss) before taxes	(325)	(2,613)		(2,938)	(2,943)		3,459		(2,422)
Income tax expense	37	402		439	1		83		523
Net income/(loss)	(362)	(3,015)		(3,377)	(2,944)		3,376		(2,945)
Net income/(loss) attributable to noncontrolling interests	143	(150)		(7)	0		6		(1)
Net income/(loss) attributable to shareholders	(505)	(2,865)		(3,370)	(2,944)		3,370		(2,944)
1 Includes eliminations and consolidation adjustments.
2 Primarily consists of revenues from investments in Group companies accounted for under the equity method.
Condensed consolidating statements of comprehensive income (continued)
in 2015	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group
Comprehensive income (CHF million)
Net income/(loss)	(362)	(3,015)		(3,377)	(2,944)	3,376		(2,945)
Gains/(losses) on cash flow hedges	0	24		24	(8)	0		16
Foreign currency translation	55	(1,202)		(1,147)	(3)	(6)		(1,156)
Unrealized gains/(losses) on securities	(2)	(4)		(6)	0	2		(4)
Actuarial gains/(losses)	24	20		44	0	(705)		(661)
Net prior service credit/(cost)	(14)	0		(14)	0	169		155
Other comprehensive income/(loss), net of tax	63	(1,162)		(1,099)	(11)	(540)		(1,650)
Comprehensive income/(loss)	(299)	(4,177)		(4,476)	(2,955)	2,836		(4,595)
Comprehensive income/(loss) attributable to noncontrolling interests	784	(810)		(26)	0	7		(19)
Comprehensive income/(loss) attributable to shareholders	(1,083)	(3,367)		(4,450)	(2,955)	2,829		(4,576)
1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of operations (continued)
in 2014	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Other Group subsidiaries	[1]	Credit Suisse Group
Condensed consolidating statements of operations (CHF million)
Interest and dividend income	6,422	12,163		18,585	228		248		19,061
Interest expense	(3,894)	(6,014)		(9,908)	(316)		197		(10,027)
Net interest income	2,528	6,149		8,677	(88)		445		9,034
Commissions and fees	4,149	8,738		12,887	7		157		13,051
Trading revenues	142	1,648		1,790	159		77		2,026
Other revenues	1,431	804		2,235	1,750	[2]	(1,854)		2,131
Net revenues	8,250	17,339		25,589	1,828		(1,175)		26,242
Provision for credit losses	0	125		125	0		61		186
Compensation and benefits	3,510	7,872		11,382	53		(101)		11,334
General and administrative expenses	2,594	6,979		9,573	(101)		62		9,534
Commission expenses	257	1,291		1,548	0		13		1,561
Total other operating expenses	2,851	8,270		11,121	(101)		75		11,095
Total operating expenses	6,361	16,142		22,503	(48)		(26)		22,429
Income/(loss) from continuing operations before taxes	1,889	1,072		2,961	1,876		(1,210)		3,627
Income tax expense	727	572		1,299	1		105		1,405
Income/(loss) from continuing operations	1,162	500		1,662	1,875		(1,315)		2,222
Income from discontinued operations, net of tax	0	102		102	0		0		102
Net income/(loss)	1,162	602		1,764	1,875		(1,315)		2,324
Net income/(loss) attributable to noncontrolling interests	580	(135)		445	0		4		449
Net income/(loss) attributable to shareholders	582	737		1,319	1,875		(1,319)		1,875
of which from continuing operations	582	635		1,217	1,875		(1,319)		1,773
of which from discontinued operations	0	102		102	0		0		102
1 Includes eliminations and consolidation adjustments.
2 Primarily consists of revenues from investments in Group companies accounted for under the equity method.
Condensed consolidating statements of comprehensive income (continued)
in 2014	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group
Comprehensive income (CHF million)
Net income/(loss)	1,162	602		1,764	1,875	(1,315)		2,324
Gains/(losses) on cash flow hedges	0	(27)		(27)	7	0		(20)
Foreign currency translation	2,195	89		2,284	(1)	4		2,287
Unrealized gains/(losses) on securities	0	21		21	0	(9)		12
Actuarial gains/(losses)	(109)	167		58	0	(1,311)		(1,253)
Net prior service credit/(cost)	14	0		14	0	(77)		(63)
Other comprehensive income/(loss), net of tax	2,100	250		2,350	6	(1,393)		963
Comprehensive income/(loss)	3,262	852		4,114	1,881	(2,708)		3,287
Comprehensive income/(loss) attributable to noncontrolling interests	694	(80)		614	0	(74)		540
Comprehensive income/(loss) attributable to shareholders	2,568	932		3,500	1,881	(2,634)		2,747
1 Includes eliminations and consolidation adjustments.

Condensed consolidating balance sheets
end of 2016	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group
Assets (CHF million)
Cash and due from banks	2,491	116,482		118,973	938	1,250		121,161
Interest-bearing deposits with banks	3,520	(403)		3,117	5	(2,350)		772
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	82,363	52,765		135,128	0	(289)		134,839
Securities received as collateral	30,914	1,650		32,564	0	0		32,564
Trading assets	48,914	116,442		165,356	0	(206)		165,150
Investment securities	511	1,681		2,192	4,173	(3,876)		2,489
Other investments	1,146	5,342		6,488	44,753	(44,464)		6,777
Net loans	12,809	246,732		259,541	126	16,309		275,976
Premises and equipment	990	3,573		4,563	0	148		4,711
Goodwill	756	3,267		4,023	0	890		4,913
Other intangible assets	179	34		213	0	0		213
Brokerage receivables	17,461	15,968		33,429	0	2		33,431
Other assets	13,119	23,616		36,735	244	(114)		36,865
Total assets	215,173	587,149		802,322	50,239	(32,700)		819,861
Liabilities and equity (CHF million)
Due to banks	77	22,989		23,066	2,943	(3,210)		22,800
Customer deposits	8	344,570		344,578	0	11,256		355,833
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	54,900	(21,884)		33,016	0	0		33,016
Obligation to return securities received as collateral	30,914	1,650		32,564	0	0		32,564
Trading liabilities	10,125	34,826		44,951	0	(21)		44,930
Short-term borrowings	17,110	(1,725)		15,385	0	0		15,385
Long-term debt	41,481	145,844		187,325	5,078	912		193,315
Brokerage payables	28,706	11,146		39,852	0	0		39,852
Other liabilities	14,992	24,842		39,834	321	(300)		39,855
Total liabilities	198,313	562,258		760,571	8,342	8,637		777,550
Total shareholders' equity	17,006	23,676		40,682	41,897	(40,682)		41,897
Noncontrolling interests	(146)	1,215		1,069	0	(655)		414
Total equity	16,860	24,891		41,751	41,897	(41,337)		42,311

Total liabilities and equity	215,173	587,149		802,322	50,239	(32,700)		819,861
1 Includes eliminations and consolidation adjustments.

Condensed consolidating balance sheets (continued)
end of 2015	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group
Assets (CHF million)
Cash and due from banks	5,799	84,722		90,521	942	865		92,328
Interest-bearing deposits with banks	70	4,883		4,953	5	(4,091)		867
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	105,469	17,967		123,436	0	(387)		123,049
Securities received as collateral	27,274	1,237		28,511	0	0		28,511
Trading assets	59,332	131,764		191,096	0	(359)		190,737
Investment securities	1,009	1,689		2,698	4,092	(3,700)		3,090
Other investments	3,080	3,707		6,787	46,795	(46,561)		7,021
Net loans	15,433	239,482		254,915	139	17,941		272,995
Premises and equipment	899	3,540		4,439	0	205		4,644
Goodwill	731	3,198		3,929	0	879		4,808
Other intangible assets	152	44		196	0	0		196
Brokerage receivables	17,630	16,910		34,540	0	2		34,542
Other assets	26,842	31,068		57,910	228	(121)		58,017
Total assets	263,720	540,211		803,931	52,201	(35,327)		820,805
Liabilities and equity (CHF million)
Due to banks	62	21,398		21,460	2,152	(2,558)		21,054
Customer deposits	1	331,699		331,700	0	11,005		342,705
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	77,028	(30,430)		46,598	0	0		46,598
Obligation to return securities received as collateral	27,274	1,237		28,511	0	0		28,511
Trading liabilities	11,097	37,957		49,054	0	(83)		48,971
Short-term borrowings	45,480	(36,823)		8,657	300	(300)		8,657
Long-term debt	39,127	152,967		192,094	5,025	489		197,608
Brokerage payables	28,399	11,053		39,452	0	0		39,452
Other liabilities	15,615	26,100		41,715	342	174		42,231
Total liabilities	244,083	515,158		759,241	7,819	8,727		775,787
Total shareholders' equity	19,396	24,010		43,406	44,382	(43,406)		44,382
Noncontrolling interests	241	1,043		1,284	0	(648)		636
Total equity	19,637	25,053		44,690	44,382	(44,054)		45,018

Total liabilities and equity	263,720	540,211		803,931	52,201	(35,327)		820,805
1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of cash flows
in 2016	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Other Group subsidiaries	[1]	Credit Suisse Group
Operating activities of continuing operations (CHF million)
Net cash provided by/(used in) operating activities of continuing operations	9,618	17,182		26,800	(22)	[2]	(3)		26,775
Investing activities of continuing operations (CHF million)
(Increase)/decrease in interest-bearing deposits with banks	(3,320)	5,178		1,858	0		(1,741)		117
(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	18,365	(25,323)		(6,958)	0		(98)		(7,056)
Purchase of investment securities	0	(88)		(88)	0		0		(88)
Proceeds from sale of investment securities	0	14		14	0		0		14
Maturities of investment securities	199	72		271	0		92		363
Investments in subsidiaries and other investments	(355)	(990)		(1,345)	(710)		652		(1,403)
Proceeds from sale of other investments	2,067	(374)		1,693	0		44		1,737
(Increase)/decrease in loans	3,038	(8,391)		(5,353)	15		1,593		(3,745)
Proceeds from sales of loans	0	2,468		2,468	0		0		2,468
Capital expenditures for premises and equipment and other intangible assets	(329)	(826)		(1,155)	0		(9)		(1,164)
Proceeds from sale of premises and equipment and other intangible assets	50	5		55	0		0		55
Other, net	27	649		676	0		73		749
Net cash provided by/(used in) investing activities of continuing operations	19,742	(27,606)		(7,864)	(695)		606		(7,953)
Financing activities of continuing operations (CHF million)
Increase/(decrease) in due to banks and customer deposits	20	9,845		9,865	792		(390)		10,267
Increase/(decrease) in short-term borrowings	(5,781)	12,375		6,594	(300)		300		6,594
Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(23,838)	9,313		(14,525)	0		0		(14,525)
Issuances of long-term debt	1	51,955		51,956	0		1,028		52,984
Repayments of long-term debt	(2,993)	(43,623)		(46,616)	0		(516)		(47,132)
Issuances of common shares	0	0		0	725		0		725
Sale of treasury shares	0	0		0	323		15,844		16,167
Repurchase of treasury shares	0	0		0	(455)		(15,742)		(16,197)
Dividends paid	(1)	(9)		(10)	(493)		10		(493)
Other, net	(143)	1,183		1,040	93		(756)		377
Net cash provided by/(used in) financing activities of continuing operations	(32,735)	41,039		8,304	685		(222)		8,767
Effect of exchange rate changes on cash and due from banks (CHF million)
Effect of exchange rate changes on cash and due from banks	67	1,145		1,212	28		4		1,244
Net increase/(decrease) in cash and due from banks (CHF million)
Net increase/(decrease) in cash and due from banks	(3,308)	31,760		28,452	(4)		385		28,833

Cash and due from banks at beginning of period	5,799	84,722		90,521	942		865		92,328
Cash and due from banks at end of period	2,491	116,482		118,973	938		1,250		121,161
1 Includes eliminations and consolidation adjustments.
2
Consists of dividend payments from Group companies of CHF 145 million and CHF 41 million from bank and non-bank subsidiaries, respectively, and other cash items from parent company operations such as Group financing.

Condensed consolidating statements of cash flows (continued)
in 2015	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Other Group subsidiaries	[1]	Credit Suisse Group
Operating activities of continuing operations (CHF million)
Net cash provided by/(used in) operating activities of continuing operations	10,030	4,895		14,925	129	[2]	14		15,068
Investing activities of continuing operations (CHF million)
(Increase)/decrease in interest-bearing deposits with banks	(1)	(928)		(929)	(5)		1,283		349
(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	46,634	(10,056)		36,578	0		386		36,964
Purchase of investment securities	0	(376)		(376)	0		0		(376)
Proceeds from sale of investment securities	1	18		19	0		0		19
Maturities of investment securities	68	819		887	0		21		908
Investments in subsidiaries and other investments	(436)	(119)		(555)	(5,310)		5,271		(594)
Proceeds from sale of other investments	1,257	638		1,895	18		25		1,938
(Increase)/decrease in loans	4,074	(8,015)		(3,941)	210		(1,715)		(5,446)
Proceeds from sales of loans	0	1,579		1,579	0		0		1,579
Capital expenditures for premises and equipment and other intangible assets	(322)	(765)		(1,087)	0		(15)		(1,102)
Proceeds from sale of premises and equipment and other intangible assets	3	10		13	0		0		13
Other, net	33	369		402	0		7		409
Net cash provided by/(used in) investing activities of continuing operations	51,311	(16,826)		34,485	(5,087)		5,263		34,661
Financing activities of continuing operations (CHF million)
Increase/(decrease) in due to banks and customer deposits	(1,355)	(27,402)		(28,757)	(475)		83		(29,149)
Increase/(decrease) in short-term borrowings	10,090	(28,238)		(18,148)	300		(300)		(18,148)
Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(35,303)	13,154		(22,149)	0		0		(22,149)
Issuances of long-term debt	8,511	68,372		76,883	0		975		77,858
Repayments of long-term debt	(41,953)	(6,966)		(48,919)	(30)		(416)		(49,365)
Issuances of common shares	0	0		0	6,035		0		6,035
Sale of treasury shares	0	0		0	3		18,749		18,752
Repurchase of treasury shares	0	0		0	(1,044)		(18,717)		(19,761)
Dividends paid	(3)	(7)		(10)	(415)		(2)		(427)
Other, net	(497)	5,286		4,789	608		(5,211)		186
Net cash provided by/(used in) financing activities of continuing operations	(60,510)	24,199		(36,311)	4,982		(4,839)		(36,168)
Effect of exchange rate changes on cash and due from banks (CHF million)
Effect of exchange rate changes on cash and due from banks	18	(596)		(578)	1		(5)		(582)
Net increase/(decrease) in cash and due from banks (CHF million)
Net increase/(decrease) in cash and due from banks	849	11,672		12,521	25		433		12,979

Cash and due from banks at beginning of period	4,950	73,050		78,000	917		432		79,349
Cash and due from banks at end of period	5,799	84,722		90,521	942		865		92,328
1 Includes eliminations and consolidation adjustments.
2
Consists of dividend payments from Group companies of CHF 150 million and CHF 35 million from bank and non-bank subsidiaries, respectively, and other cash items from parent company operations such as Group financing.

Condensed consolidating statements of cash flows (continued)
in 2014	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Other Group subsidiaries	[1]	Credit Suisse Group
Operating activities of continuing operations (CHF million)
Net cash provided by/(used in) operating activities of continuing operations	(12,071)	(6,129)		(18,200)	609	[2]	(29)		(17,620)
Investing activities of continuing operations (CHF million)
(Increase)/decrease in interest-bearing deposits with banks	1,221	(1,948)		(727)	0		1,002		275
(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	(8,956)	20,633		11,677	0		8		11,685
Purchase of investment securities	0	(1,060)		(1,060)	(2,217)		2,217		(1,060)
Proceeds from sale of investment securities	103	15		118	0		812		930
Maturities of investment securities	0	187		187	0		153		340
Investments in subsidiaries and other investments	(663)	(565)		(1,228)	(1,352)		1,316		(1,264)
Proceeds from sale of other investments	1,228	291		1,519	3		31		1,553
(Increase)/decrease in loans	2,712	(26,402)		(23,690)	2,482		(2,396)		(23,604)
Proceeds from sales of loans	0	1,255		1,255	0		0		1,255
Capital expenditures for premises and equipment and other intangible assets	(317)	(726)		(1,043)	0		(13)		(1,056)
Proceeds from sale of premises and equipment and other intangible assets	0	1		1	0		0		1
Other, net	(11)	612		601	(10)		15		606
Net cash provided by/(used in) investing activities of continuing operations	(4,683)	(7,707)		(12,390)	(1,094)		3,145		(10,339)
Financing activities of continuing operations (CHF million)
Increase/(decrease) in due to banks and customer deposits	(168)	27,305		27,137	(669)		(428)		26,040
Increase/(decrease) in short-term borrowings	17,791	(14,282)		3,509	0		0		3,509
Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(3,894)	(27,107)		(31,001)	0		0		(31,001)
Issuances of long-term debt	6,607	67,543		74,150	2,217		(2,208)		74,159
Repayments of long-term debt	(2,563)	(35,308)		(37,871)	0		1,400		(36,471)
Issuances of common shares	0	0		0	297		0		297
Sale of treasury shares	0	0		0	0		9,394		9,394
Repurchase of treasury shares	0	0		0	(742)		(9,455)		(10,197)
Dividends paid	(1,154)	1,070		(84)	(1,125)		(43)		(1,252)
Other, net	(790)	302		(488)	609		(1,313)		(1,192)
Net cash provided by/(used in) financing activities of continuing operations	15,829	19,523		35,352	587		(2,653)		33,286
Effect of exchange rate changes on cash and due from banks (CHF million)
Effect of exchange rate changes on cash and due from banks	525	5,092		5,617	20		153		5,790
Net cash provided by/(used in) discontinued operations (CHF million)
Net cash provided by/(used in) discontinued operations	(8)	(452)		(460)	0		0		(460)
Net increase/(decrease) in cash and due from banks (CHF million)
Net increase/(decrease) in cash and due from banks	(408)	10,327		9,919	122		616		10,657

Cash and due from banks at beginning of period	5,358	62,723		68,081	795		(184)		68,692
Cash and due from banks at end of period	4,950	73,050		78,000	917		432		79,349
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
Non-consolidated participations
Under US GAAP, investments in equity securities where a company has the ability to significantly influence the operating and financial policies of an investee are accounted for under the equity method of accounting or the fair value option. Under the equity method of accounting, a company’s share of the profit or loss as well as any impairment on the participation are reported in other revenues.
Under Swiss GAAP, investments in equity securities which are held with the intention of a permanent investment or which are investments in financial industry infrastructure are included in participations irrespective of the percentage ownership of voting shares held. If a company has the ability to significantly influence the investee, the equity method of accounting is applied. Other participating interests are initially recognized at historical cost and tested for impairment at least annually. The fair value option is not allowed for participations.
For the purpose of testing a company’s participating interests for impairment, the portfolio method is applied. Impairment is recorded if the carrying value of a portfolio of participating interests exceeds its fair value. Should the fair value of the portfolio recover subsequently after an impairment and such recovery is considered sustainable, the impairment from prior periods can be reversed up to fair value but not exceeding the historical cost basis. A reversal of the impairment is recorded as extraordinary income in the statements of income.
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
Under Swiss GAAP, a financial instrument is derecognized when the economic control has been transferred from the seller to the buyer. A party which has the controlling ability to receive the future returns from the financial instrument and the obligation to absorb the risk of the financial instrument is deemed to have economic control over a financial instrument.
Debt issuance costs
Under US GAAP, debt issuance costs are presented as a direct deduction from the carrying amount of the related debt.
Under Swiss GAAP, debt issuance costs are reported as a balance sheet asset in accrued income and prepaid expenses.
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
Amortization of intangible assets
Under US GAAP, intangible assets with indefinite lives are not amortized but are tested for impairment annually or more frequently if an event or change in circumstances indicates that the asset may be impaired.
Under Swiss GAAP, intangible assets are amortized over a useful life, up to a maximum of five years, in justified cases up to a maximum of ten years. In addition, these assets are tested at least annually for impairment.
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
Loan origination fees and costs
US GAAP requires the deferral of fees received upfront and direct costs incurred in connection with the origination of loans not held under the fair value option.
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
Discontinued operations
Under US GAAP, the assets and liabilities of a discontinued operation are separated from the ordinary captions of the consolidated balance sheets and are reported as discontinued operations measured at the lower of the carrying value or fair value less cost to sell. Accordingly, income and expense from discontinued operations are reported in a separate line item of the consolidated statements of operations.
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
The CEO and CFO concluded that, as of December 31, 2016, the design and operation of the Group’s disclosure controls and procedures were effective, in all material respects, to ensure that information required to be disclosed in reports filed and submitted under the Exchange Act is recorded, processed, summarized and reported as and when required.
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
Management has made an evaluation and assessment of the Group’s internal control over financial reporting as of December 31, 2016 using the criteria issued in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in “Internal Control – Integrated Framework”.
Based upon its review and evaluation, management, including the Group CEO and CFO, has concluded that the Group’s internal control over financial reporting is effective as of December 31, 2016.
The Group’s independent auditors, KPMG AG, have issued an unqualified opinion on the effectiveness of the Group’s internal control over financial reporting as of December 31, 2016, as stated in their report, which follows.
Changes in internal control over financial reporting
There were no changes in the Group’s internal control over financial reporting during the period covered by this report that have materially affected, or are reasonably likely to materially affect, the Group’s internal control over financial reporting.

Report of the Independent Registered Public Accounting Firm
Report of the Independent Registered Public Accounting FirmCredit Suisse Group AG, ZurichWe have audited Credit Suisse Group AG and subsidiaries' (the “Group”) internal control over financial reporting as of December 31, 2016, based oncriteria established in Internal Control Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The Group’s Board of Directors and management are responsible for maintaining effective internal control over financial reporting and the Group’s management is responsible for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) and Swiss Auditing Standards, the consolidated balance sheets of the Group as of December 31, 2016 and 2015, and the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2016, and our report dated March 24, 2017 expressed an unqualified opinion on those consolidated financial statements.KPMG AGNicholas EdmondsAnthony AnzevinoLicensed Audit ExpertGlobal Lead PartnerAuditor in ChargeZurich, SwitzerlandMarch 24, 2017

Parent company financial statements – Credit Suisse Group
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

Report of the Statutory Auditor
Report of the Statutory AuditorReport of the Statutory Auditor on the Financial Statements to the General Meeting of Shareholder of Credit Suisse Group AG, ZurichAs statutory auditor, we have audited the accompanying financial statements of Credit Suisse Group AG, which comprise the balance sheet, statement of income and notes for the year ended December 31, 2016.Board of Directors’ ResponsibilityThe Board of Directors is responsible for the preparation of the financial statements in accordance with the requirements of Swiss law and Credit Suisse Group AG’s articles of association. This responsibility includes designing, implementing and maintaining an internal control system relevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error. The Board of Directors is further responsible for selecting and applying appropriate accounting policies and making accounting estimates that are reasonable in the circumstances.Auditor’s ResponsibilityOur responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Swiss law and Swiss Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers the internal control system relevant to the entity’s preparation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control system. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of accounting estimates made, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.OpinionIn our opinion, the financial statements for the year ended December 31, 2016, comply with Swiss law and Credit Suisse Group AG’s articles of association.

Report on Key Audit Matters based on the circular 1/2015 of the Federal Audit Oversight AuthorityValuation of participationsKey audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.Valuation of participationsKey Audit MatterCredit Suisse Group AG reports participations of CHF 48.0 billion as of December 31, 2016. The participations portfolio consists of investments in subsidiary entities mainly operating in the banking and finance industry.Participations are valued at acquisition cost less impairment. For the purpose of impairment testing, the portfolio valuation method is applied for economically closely related participations. All other participations are valued individually. The valuation of participations involves judgment in the projections and assumptions used, which are sensitive to the expected future market developments that could affect the profitability of these entities.Our responseWe assessed and tested the design and implementation of the key controls over financial reporting with respect to the valuation of participations. This included controls over the identification and measurement of impairments, the evaluation of the valuation methodology, key inputs and assumptions used in the determination of the participation value, and management’s annual comparison of legal entity plans to past performance.For a sample of participations, we evaluated key assumptions applied in performing the valuation. We used our own valuation specialists to critically examine and challenge the key assumptions applied by benchmarking them against independent data.For further information on the valuation of participations refer to the following:Note 2 Accounting and valuation principles, “Participations”Note 12 Participations

KPMG

Report on Other Legal Requirements

KPMG AG

Nicholas Edmonds
Licensed Audit Expert
Auditor in Charge

Ralph Dicht
Licensed Audit Expert

Zurich, Switzerland
March 24, 2017

KPMG AG, Badenerstrasse 172, PO Box, CH-8036 Zurich

KPMG AG is a subsidiary of KPMG Holding AG, which is a member of the KPMG network of independent firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss legal entity. All rights reserved.

Report on Other Legal Requirements We confirm that we meet the legal requirements on licensing according to the Auditor Oversight Act (AOA) and independence (article 728 CO and article 11 AOA) and that there are no circumstances incompatible with our independence. In accordance with article 728a paragraph 1 item 3 CO and Swiss Auditing Standard 890, we confirm that an internal control system exists, which has been designed for the preparation of financial statements according to the instructions of the Board of Directors.We further confirm that the proposed appropriation of available earnings complies with Swiss law and Credit Suisse Group AG’s articles of association. We recommend that the financial statements submitted to you be approved.KPMG AGNicholas EdmondsRalph DichtLicensed Audit ExpertLicensed Audit ExpertAuditor in ChargeZurich, SwitzerlandMarch 24, 2017

Parent company financial statements
Statements of income
	Reference to notes	in
		2016	2015
Statements of income (CHF million)
Dividend income from participations		186	185
Other financial income	3	468	444
Other operating income	4	176	197
Total operating income		830	826
Financial expenses	5	747	461
Personnel expenses	6	55	75
Other operating expenses	7	138	154
Amortization, depreciation and impairment losses on noncurrent assets		22	3
Total operating expenses		962	693
Operating profit/(loss)		(132)	133
Extraordinary, non-recurring or prior period income	8	0	7
Net profit/(loss) before taxes		(132)	140
Direct tax expenses		15	16
Net profit/(loss)		(147)	124

Balance sheets
	Reference to notes	end of
		2016	2015
Assets (CHF million)
Cash and cash equivalents		943	894
Other short-term receivables	9	220	204
Derivative financial instruments		172	249
Accrued income and prepaid expenses	10	88	95
Total current assets		1,423	1,442
Financial investments	11	4,253	4,140
Participations	12	48,014	47,327
Total noncurrent assets		52,267	51,467
Total assets		53,690	52,909
Liabilities and shareholders' equity (CHF million)
Short-term interest-bearing liabilities	13	3,201	2,721
Other short-term liabilities		32	4
Accrued expenses and deferred income	14	125	137
Total short-term liabilities		3,358	2,862
Long-term interest-bearing liabilities	15	5,149	4,988
Provisions		311	311
Total long-term liabilities		5,460	5,299
Total liabilities		8,818	8,161
Share capital	16	84	78
Capital contribution reserves		23,364	23,108
Other capital reserves		1,800	1,800
Legal capital reserves		25,164	24,908
Reserves for treasury shares	17	3,929	3,929
Legal income reserves		3,929	3,929
Statutory and discretionary reserves		10,500	10,500
Retained earnings brought forward		5,344	5,220
Net profit/(loss)		(147)	124
Voluntary retained earnings		15,697	15,844
Treasury shares against other capital reserves	18	(2)	(11)
Treasury shares		(2)	(11)
Total shareholders' equity		44,872	44,748
Total liabilities and shareholders' equity		53,690	52,909

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
Subsequent events
In order to align the corporate structure of Credit Suisse (Schweiz) AG (CS Schweiz) with that of the Swiss Universal Bank division, the following equity stakes held by Credit Suisse Group AG will be transferred to CS Schweiz: (i) 100% equity stake in Neue Aargauer Bank AG, (ii) 100% equity stake in BANK-now AG, and (iii) 50% equity stake in Swisscard AECS GmbH. The transfer of these equity stakes is currently expected to take place by way of an a-fonds-perdu contribution from Credit Suisse Group AG to Credit Suisse AG and immediately thereafter via a subsequent sale of these equity stakes from Credit Suisse AG to CS Schweiz. The a-fonds-perdu contribution and the subsequent sale are expected to take place at the respective equity stakes’ aggregate Swiss GAAP carrying value as recorded by Credit Suisse Group AG. The transfer is expected to be completed by March 31, 2017.
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
Foreign currency translation rates
	End of		Average in
	2016	2015	2016	2015
1 USD / 1 CHF	1.02	0.99	0.99	0.96

3 Other financial income
in	2016	2015
CHF million
Interest income	290	283
Realized and unrealized gains on derivative financial instruments	146	31
Gains on sale of treasury shares	30	120
Foreign exchange gains	2	0
Other	0	10
Total	468	444
4 Other operating income
in	2016	2015
CHF million
Trademark fees	92	104
Management fees	55	74
Guarantee fees	28	19
Other	1	0
Total	176	197
5 Financial expenses
in	2016	2015
CHF million
Realized and unrealized losses on derivative financial instruments	415	145
Interest expenses	324	314
Losses on sale of treasury shares	7	1
Other	1	1
Total	747	461
6 Personnel expenses
in	2016	2015
CHF million
Salaries	36	41
Variable compensation expenses	13	28
Other	6	6
Total	55	75
7 Other operating expenses
in	2016	2015
CHF million
Branding expenses	92	101
Other general and administrative expenses	46	53
Total	138	154

8 Extraordinary, non-recurring or prior period income
in	2016	2015
CHF million
Gain on sale of previously not recognized intangible assets	0	7
Total	0	7
9 Other short-term receivables
end of	2016	2015
CHF million
Receivables for trademark fees	212	199
Other	8	5
Total	220	204
10 Accrued income and prepaid expenses
end of	2016	2015
CHF million
Deferred debt issuance costs	62	70
Accrued interest income	19	18
Other	7	7
Total	88	95
Credit Suisse Group AG hedges an open interest rate risk exposure from a fixed rate liability with a nominal amount of USD 1.0 billion with a fixed receiver interest rate swap with equivalent notional. This hedge is considered to be highly effective over the entire maturity of the hedge relationship and no replacement values and no valuation changes, i.e. change of clean replacement values, are recorded on the balance sheet and in the statement of income of the company. The interest coupons received and paid from the interest rate swap are recorded in the statement of income as an adjustment to the interest expense of the hedged exposure.
11 Financial investments
end of	2016	2015
CHF million
Debt securities	4,126	3,999
Equity securities	1	1
Long-term loans	126	140
Total	4,253	4,140

12 Participations
Direct participations
Voting interest in %		Equity interest in %		Company name	Domicile	Currency	Nominal capital in million
as of December 31, 2016
100		100		BANK-now AG	Horgen, Switzerland	CHF	30.0
26		26		Capital Union Bank BSC (c) (under liquidation)	Manama, Kingdom of Bahrain	USD	50.0
100		100		Clariden Leu (Conosur) SA en liquidación	Montevideo, Uruguay	UYU	0.0
100		100		Credit Suisse AG	Zurich, Switzerland	CHF	4,399.7
100		100		Credit Suisse Insurance Linked Strategies Ltd.	Zurich, Switzerland	CHF	0.2
100		100		Credit Suisse Group (Guernsey) I Ltd.	St. Peter Port, Guernsey	USD	0.2
100		100		Credit Suisse Group (Guernsey) II Ltd.	St. Peter Port, Guernsey	USD	0.1
100		100		Credit Suisse Group (Guernsey) IV Ltd.	St. Peter Port, Guernsey	CHF	0.1
100		100		Credit Suisse Group Finance (Guernsey) Ltd.	St. Peter Port, Guernsey	USD	0.0
100		100		Credit Suisse Group Funding (Guernsey) Ltd.	St. Peter Port, Guernsey	USD	0.1
43	[1]	0	[1]	Credit Suisse Holdings (USA), Inc.	Wilmington, United States	USD	550.0
2	[2]	2	[2]	Credit Suisse International	London, United Kingdom	USD	12,366.1
100		100		Credit Suisse Services AG	Zurich, Switzerland	CHF	0.1
100		100		Credit Suisse Trust AG	Zurich, Switzerland	CHF	5.0
100		100		Credit Suisse Trust Holdings Ltd.	St. Peter Port, Guernsey	GBP	2.0
100		100		CS LP Holding AG	Zug, Switzerland	CHF	0.1
100		100		Inreska Limited	St. Peter Port, Guernsey	GBP	3.0
100		100		Neue Aargauer Bank AG	Aarau, Switzerland	CHF	134.1
88		88		Savoy Hotel Baur en Ville AG	Zurich, Switzerland	CHF	7.5
25		25		SECB Swiss Euro Clearing Bank GmbH	Frankfurt, Germany	EUR	30.0
67	[3]	50		Swisscard AECS GmbH	Horgen, Switzerland	CHF	0.1
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
13 Short-term interest-bearing liabilities
end of	2016	2015
CHF million
Due to banks	2,943	2,399
Cash collateral received	258	322
Total	3,201	2,721

14 Accrued expenses and deferred income
end of	2016	2015
CHF million
Accrual for personnel and other operating expenses	54	60
Deferred fees on acquired debt securities	50	56
Accrual for interest expenses	21	21
Total	125	137
15 Long-term interest-bearing liabilities
The notes issued by Credit Suisse Group AG are perpetual securities and have no fixed or final maturity date. Subject to the satisfaction of certain conditions, they may be redeemed, at the option of the issuer, on the first call date or on any interest payment date thereafter. Upon the occurrence of a contingency event or a viability event, also called a write-down event, the interest on the notes shall cease to accrue and the full principal amount of each note will automatically and permanently be written-down to zero. A write-down event will occur if the sum of Credit Suisse Group’s consolidated common equity tier 1 ratio (CET1 ratio) and the Higher Trigger Capital Ratio as of any quarterly balance sheet date or interim capital report date is below 5.125%, unless the Swiss Financial Market Supervisory Authority FINMA (FINMA), at the request of Credit Suisse Group, has agreed on or prior to the publication of the quarterly results that actions, circumstances or events have restored, or will imminently restore, the ratio to above the applicable threshold. A write-down event will also occur if FINMA determines that a write-down of the notes is necessary, or that Credit Suisse Group AG requires public sector capital support to prevent Credit Suisse Group AG from becoming insolvent, bankrupt or unable to pay a material part of its debts, or other similar circumstances.
Long-term interest-bearing liabilities
end of	Currency	Notional	Interest rate	Issue date	First call date	Maturity date	Carrying value 2016	Carrying value 2015
Bonds (CHF million)
Low-trigger tier 1 capital notes	CHF	290	6.0%	September 4, 2013	September 4, 2018	Perpetual	290	290
Low-trigger tier 1 capital notes	USD	2,250	7.5%	December 11, 2013	December 11, 2023	Perpetual	2,302	2,225
Low-trigger tier 1 capital notes	USD	2,500	6.3%	June 18, 2014	December 18, 2024	Perpetual	2,557	2,473
Total							5,149	4,988

16 Share capital, conditional, conversion and authorized capital of Credit Suisse Group
	No. of registered shares		Par value in CHF	No. of registered shares	Par value in CHF
Share capital as of December 31, 2015				1,957,379,244	78,295,170
Conditional capital
Warrants and convertible bonds
Capital as of December 31, 2015	400,000,000		16,000,000
Capital as of December 31, 2016	400,000,000	[1]	16,000,000
Staff shares
Capital as of December 31, 2015	30,000,000		1,200,000
Issuance out of conditional capital in May 2016	(30,000,000)		(1,200,000)	30,000,000	1,200,000
Capital as of December 31, 2016	0		0
Conversion capital
Capital as of December 31, 2015	150,000,000		6,000,000
Capital as of December 31, 2016	150,000,000	[2]	6,000,000
Authorized capital
Capital as of December 31, 2015	128,773,601		5,150,944
Annual General Meeting of April 29, 2016 – increase	131,226,399		5,249,056
Settlement of an earn-out option in relation to the acquisition of York Capital Management in June 2016	(27,000,000)		(1,080,000)	27,000,000	1,080,000
Scrip dividend in June 2016	(75,518,134)		(3,020,725)	75,518,134	3,020,725
Capital as of December 31, 2016	157,481,866		6,299,275

Share capital as of December 31, 2016				2,089,897,378	83,595,895
1 300.0 million registered shares reserved for high-trigger capital instruments.
2 115.1 million registered shares reserved for high-trigger capital instruments.
17 Credit Suisse Group shares held by subsidiaries
	2016		2015
	Share equivalents	Market value (CHF million)	Share equivalents	Market value (CHF million)
Balance at beginning of financial year
Physical holdings [1]	5,408,246	117	7,383,491	185
Holdings, net of pending obligations	(624,043)	(13)	(938,896)	(24)
Balance at end of financial year
Physical holdings [2]	0	0	5,408,246	117
Holdings, net of pending obligations	(1,415,541)	(21)	(624,043)	(13)
1 Representing 0.3% of issued shares as of December 31, 2015.
2 The subsidiaries were in a short position by 1,244,983 Credit Suisse Group shares with a market value of CHF 18 million, representing 0.06% of issued shares as of December 31, 2016.

18 Purchases and sales of treasury shares held by Credit Suisse Group
	Net gain/(loss) on sale (CHF million)	Treasury shares, at cost (CHF million)	Number of shares	Average price per share (CHF)
2016
Balance as of December 31, 2015		11	501,978	22.82
Sale of treasury shares [1]	23	(464)	(34,690,841)	14.05
Purchase of treasury shares		455	34,331,397	13.24
Change in 2016	23	(9)	(359,444)
Balance as of December 31, 2016		2	142,534	13.12
Highest price, paid on January 13, 2016: CHF 20.10.
Lowest price, paid on June 7, 2016: CHF 12.47.

2015
Balance as of December 31, 2014		7	283,167	25.08
Sale of treasury shares [1]	119	(1,039)	(44,429,161)	26.06
Purchase of treasury shares		1,043	44,647,972	23.37
Change in 2015	119	4	218,811
Balance as of December 31, 2015		11	501,978	22.82
Highest price, paid on August 3, 2015: CHF 28.68.
Lowest price, paid on January 19, 2015: CHF 18.85.
1 Representing share award settlements with Group employees.
19 Significant shareholders
end of	2016			2015
	Number of shares (million)	Total nominal value (CHF million)	Share- holding (%)	Number of shares (million)		Total nominal value (CHF million)		Share- holding (%)
Direct shareholders [1]
Chase Nominees Ltd. [2]	335	13	16.03	313		13		15.99
Nortrust Nominees Ltd. [2]	113	5	5.39	–	[3]	–	[3]	–	[3]
The Bank of New York Mellon [2]	107	4	5.14	–	[3]	–	[3]	–	[3]
Crescent Holding GmbH	107	4	5.10	–	[3]	–	[3]	–	[3]
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

20 Contingent liabilities
end of	2016	2015
Contingent liabilities (CHF million)
Aggregate indemnity liabilities, guarantees and other contingent liabilities (net of exposures recorded as liabilities)	74,383	66,595
of which have been entered into on behalf of subsidiaries [1]	74,383	66,595
1
Includes senior unsecured debt issued by subsidiaries of CHF 22,637 million and CHF 15,121 million as of December 31, 2016 and 2015, respectively, which qualifies as total loss-absorbing capacity (TLAC).

Value-added tax
The company belongs to the Swiss value-added tax group of Credit Suisse Group, and thus carries joint liability to the Swiss federal tax authority for value-added tax debts of the entire Group.
Swiss pension plan
The employees of Credit Suisse Group AG are covered by the pension plan of the “Pensionskasse der Credit Suisse Group (Schweiz)” (the Swiss pension plan). All Swiss subsidiaries of Credit Suisse Group AG and a few companies that have close business and financial ties with Credit Suisse Group AG participate in this plan. The Swiss pension plan is an independent self-insured pension plan set up as a trust and qualifies as a defined contribution plan (savings plan) under Swiss law.
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
21 Assets and liabilities with related parties
end of	2016	2015
Assets (CHF million)
Cash and cash equivalents	938	889
Other short-term receivables	216	201
Derivative financial instruments	172	249
Accrued income and prepaid expenses	87	95
Total current assets – related parties	1,413	1,434
Financial investments	4,252	4,139
Participations	48,014	47,327
Total noncurrent assets – related parties	52,266	51,466
Total assets – related parties	53,679	52,900
Liabilities (CHF million)
Short-term interest-bearing liabilities	3,201	2,721
Other short-term liabilities	24	2
Accrued expenses and deferred income	50	57
Total short-term liabilities – related parties	3,275	2,780
Total liabilities – related parties	3,275	2,780
The assets and liabilities represents the amounts due from and due to group companies. The amounts due to management bodies are below CHF 1 million.
22 Subordinated assets and liabilities
end of	2016	2015
CHF million
Subordinated assets	4,233	4,106
Total subordinated assets	4,233	4,106
Subordinated liabilities	5,170	5,009
Total subordinated liabilities	5,170	5,009

23 Shareholdings of the Board of Directors, Executive Board and employees
Executive Board shareholdings
The table “Executive Board holdings and values of deferred share-based awards by individual” discloses the shareholdings of the Executive Board members, their immediate family and companies in which they have a controlling interest as well as the value of the unvested share-based compensation awards held by Executive Board members as of December 31, 2016 and 2015.
Executive Board holdings and values of deferred share-based awards by individual
end of	Number of owned shares	[1]	Number of unvested share awards	Number of owned shares and unvested share awards	Value of unvested awards at grant (CHF)	Value of unvested awards as of December 31 (CHF)
2016
Tidjane Thiam	81,927		956,854	1,038,781	19,218,952	13,979,637
James L. Amine	262,706		960,430	1,223,136	17,584,172	13,107,481
Pierre-Olivier Bouée	3,614		342,802	346,416	6,496,732	5,008,337
Romeo Cerutti	286,688		298,820	585,508	5,513,136	4,070,471
Brian Chin	109,013		692,600	801,613	14,516,015	10,118,886
Peter Goerke	17,640		198,863	216,503	3,907,775	2,905,388
Thomas Gottstein	64,318		243,555	307,873	4,577,173	3,430,375
Iqbal Khan	40,282		264,939	305,221	4,916,102	3,753,931
David R. Mathers	70,573		515,650	586,223	9,322,737	7,013,704
Joachim Oechslin	32,345		247,226	279,571	4,759,240	3,521,532
Helman Sitohang	244,895		727,512	972,407	13,138,543	10,045,960
Lara Warner	92,043		277,851	369,894	5,252,574	3,844,714
Total	1,306,044		5,727,102	7,033,146	109,203,151	80,800,416
2015
Tidjane Thiam	–		677,368	677,368	14,322,470	14,692,112
James L. Amine	118,982		601,098	720,080	13,448,466	13,037,816
Pierre-Olivier Bouée	–		73,307	73,307	1,885,249	1,590,029
Romeo Cerutti	219,539		122,417	341,956	2,727,390	2,655,225
Peter Goerke	–		79,034	79,034	1,843,536	1,714,247
Thomas Gottstein	–		98,344	98,344	2,174,771	2,133,081
Iqbal Khan	13,358		99,516	112,874	2,098,706	2,158,502
David R. Mathers	35,063		215,170	250,233	4,793,822	4,667,037
Joachim Oechslin	17,099		97,982	115,081	2,124,889	2,125,230
Timothy P. O’Hara	29,079		579,567	608,646	13,521,795	12,570,808
Helman Sitohang	5,992		406,124	412,116	9,145,242	8,808,830
Lara Warner	29,313		158,244	187,557	3,658,283	3,432,312
Total	468,425		3,208,171	3,676,596	71,744,619	69,585,229
1 Includes shares that were initially granted as deferred compensation and have vested.

Board of Directors shareholdings
The table below discloses the shareholdings of the Board of Directors members, their immediate family and companies in which they have a controlling interest. As of December 31, 2016 and 2015, there were no Board of Directors members with outstanding options.
Board of Directors shareholdings by individual
in	2016	2015
December 31 (shares) [1]
Urs Rohner	197,861	244,868
Jassim Bin Hamad J.J. Al Thani	35,809	26,404
Iris Bohnet	38,287	25,120
Noreen Doyle	70,883	52,998
Alexander Gut	7,865	–
Andreas N. Koopmann	81,746	60,944
Jean Lanier	96,318	75,799
Seraina (Maag) Macia	19,700	4,653
Kai S. Nargolwala	226,362	209,434
Joaquin J. Ribeiro	7,865	–
Severin Schwan	82,803	65,601
Richard E. Thornburgh	225,038	194,089
John Tiner	140,910	107,866
Total	1,231,447	1,067,776	[2]
1 Includes Group shares that are subject to a blocking period of up to four years; includes shareholdings of immediate family members.
2 Excludes 6,850 shares held by Sebastian Thrun as of December 31, 2015, who did not stand for re-election to the Board as of April 27, 2016.
Share awards outstanding
end of	2016		2015
	Number of share- awards outstanding in million	Fair value in CHF million	Number of share- awards outstanding in million	Fair value in CHF million
Share awards [1]
Employees	135	1,973	136	2,957
Total share awards	135	1,973	136	2,957
1 In the interests of transparency also share awards granted to employees of subsidiaries of Credit Suisse Group AG are considered in this disclosure table.

Proposed appropriation of retained earnings and capital distribution
Proposed appropriation of retained earnings
end of	2016
Retained earnings (CHF million)
Retained earnings brought forward	5,344
Net loss	(147)
Retained earnings available for appropriation	5,197
To be carried forward	5,197
Total	5,197
Proposed distribution out of capital contribution reserves
2016
Capital contribution reserves (CHF million)
Balance at beginning of year	23,108
Capital distribution for the financial year 2015	(1,388)
Capital surplus for issued shares	1,644
Balance at end of year	23,364
Proposed distribution of CHF 0.70 per registered share for the financial year 2016 [1]	(1,463)
Balance after distribution	21,901
Distributions are free of Swiss withholding tax and are not subject to income tax for Swiss resident individuals holding the shares as a private investment.
1
2,089.8 million registered shares - net of own shares held by the company - as of December 31, 2016. The number of registered shares eligible for distribution may change due to the issuance of new registered shares and activities in own shares.

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
38 Litigation
39 Significant subsidiaries and equity method investments
40 Significant valuation and income recognition differences between US GAAP and Swiss GAAP banking law (true and fair view)

Report of the Independent Registered Public Accounting Firm
Report of the Independent Registered Public Accounting Firm Credit Suisse AG, ZurichWe have audited the accompanying consolidated balance sheets of Credit Suisse AG and subsidiaries (the “Bank”) as of December 31, 2016 and 2015, and the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for each of the years in the three year period ended December 31, 2016. These consolidated financial statements are the responsibility of the Bank’s management and the Board of Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Bank as of December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Bank’s internal control over financial reporting as of December31, 2016, based on criteria established in Internal Control Integrated Framework2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), and our report dated March 24, 2017 expressed an unqualified opinion on the effectiveness of the Bank’s internal control over financial reporting.KPMG AGNicholas EdmondsAnthony AnzevinoLicensed Audit ExpertGlobal Lead PartnerAuditor in ChargeZurich, SwitzerlandMarch 24, 2017

[this page intentionally left blank]

Consolidated financial statements
Consolidated statements of operations
	Reference to notes	in
		2016	2015	2014
Consolidated statements of operations (CHF million)
Interest and dividend income	6	16,925	18,857	18,585
Interest expense	6	(9,737)	(9,990)	(9,908)
Net interest income	6	7,188	8,867	8,677
Commissions and fees	7	10,817	11,846	12,887
Trading revenues	8	370	1,298	1,790
Other revenues	9	1,427	1,200	2,235
Net revenues		19,802	23,211	25,589
Provision for credit losses	10	216	276	125
Compensation and benefits	11	10,645	11,523	11,382
General and administrative expenses	12	9,758	8,614	9,573
Commission expenses		1,441	1,614	1,548
Goodwill impairment	20	0	3,797	0
Restructuring expenses	13	510	325	–
Total other operating expenses		11,709	14,350	11,121
Total operating expenses		22,354	25,873	22,503
Income/(loss) from continuing operations before taxes		(2,768)	(2,938)	2,961
Income tax expense	27	357	439	1,299
Income/(loss) from continuing operations		(3,125)	(3,377)	1,662
Income from discontinued operations, net of tax	4	0	0	102
Net income/(loss)		(3,125)	(3,377)	1,764
Net income/(loss) attributable to noncontrolling interests		(6)	(7)	445
Net income/(loss) attributable to shareholder		(3,119)	(3,370)	1,319
of which from continuing operations		(3,119)	(3,370)	1,217
of which from discontinued operations		0	0	102
Consolidated statements of comprehensive income
in	2016	2015	2014
Comprehensive income/(loss) (CHF million)
Net income/(loss)	(3,125)	(3,377)	1,764
Gains/(losses) on cash flow hedges	(22)	24	(27)
Foreign currency translation	499	(1,147)	2,284
Unrealized gains/(losses) on securities	2	(6)	21
Actuarial gains/(losses)	210	44	58
Net prior service credit/(cost)	(1)	(14)	14
Gains/(losses) on liabilities related to credit risk	(1,083)	–	–
Other comprehensive income/(loss), net of tax	(395)	(1,099)	2,350
Comprehensive income/(loss)	(3,520)	(4,476)	4,114
Comprehensive income/(loss) attributable to noncontrolling interests	11	(26)	614
Comprehensive income/(loss) attributable to shareholder	(3,531)	(4,450)	3,500
The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated balance sheets
	Reference to notes	end of
		2016	2015
Assets (CHF million)
Cash and due from banks		118,973	90,521
of which reported at fair value		200	89
of which reported from consolidated VIEs		369	1,693
Interest-bearing deposits with banks		3,117	4,953
of which reported at fair value		26	2
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	14	135,128	123,436
of which reported at fair value		87,331	83,565
of which reported from consolidated VIEs		0	53
Securities received as collateral, at fair value		32,564	28,511
of which encumbered		30,762	27,940
Trading assets, at fair value	15	165,356	191,096
of which encumbered		52,322	62,559
of which reported from consolidated VIEs		2,744	2,372
Investment securities	16	2,192	2,698
of which reported at fair value		2,192	2,698
of which reported from consolidated VIEs		511	1,009
Other investments	17	6,488	6,787
of which reported at fair value		4,088	4,227
of which reported from consolidated VIEs		2,006	1,986
Net loans	18	259,541	254,915
of which reported at fair value		19,528	20,820
of which encumbered		132	108
of which reported from consolidated VIEs		284	1,312
allowance for loan losses		(816)	(724)
Premises and equipment	19	4,563	4,439
of which reported from consolidated VIEs		173	299
Goodwill	20	4,023	3,929
Other intangible assets	21	213	196
of which reported at fair value		138	112
Brokerage receivables		33,429	34,540
Other assets	22	36,735	57,910
of which reported at fair value		9,383	25,626
of which encumbered		257	671
of which reported from consolidated VIEs		2,616	14,450
Total assets		802,322	803,931
The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated balance sheets (continued)
	Reference to notes	end of
		2016	2015
Liabilities and equity (CHF million)
Due to banks	23	23,066	21,460
of which reported at fair value		445	490
Customer deposits	23	344,578	331,700
of which reported at fair value		3,567	3,656
of which reported from consolidated VIEs		0	0
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	14	33,016	46,598
of which reported at fair value		19,634	32,398
Obligation to return securities received as collateral, at fair value		32,564	28,511
Trading liabilities, at fair value	15	44,951	49,054
of which reported from consolidated VIEs		18	27
Short-term borrowings		15,385	8,657
of which reported at fair value		4,061	3,112
of which reported from consolidated VIEs		1	81
Long-term debt	24	187,325	192,094
of which reported at fair value		71,970	80,002
of which reported from consolidated VIEs		1,759	14,826
Brokerage payables		39,852	39,452
Other liabilities	22	39,834	41,715
of which reported at fair value		9,487	11,745
of which reported from consolidated VIEs		243	835
Total liabilities		760,571	759,241
Common shares		4,400	4,400
Additional paid-in capital		40,700	39,883
Retained earnings		8,833	12,427
Accumulated other comprehensive income/(loss)	25	(13,251)	(13,304)
Total shareholder's equity		40,682	43,406
Noncontrolling interests		1,069	1,284
Total equity		41,751	44,690

Total liabilities and equity		802,322	803,931
end of	2016	2015
Additional share information
Par value (CHF)	1.00	1.00
Issued shares	4,399,680,200	4,399,680,200
Shares outstanding	4,399,680,200	4,399,680,200
The Bank's total share capital is fully paid and consists of 4,399,680,200 registered shares as of December 31, 2016. Each share is entitled to one vote. The Bank has no warrants on its own shares outstanding.

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated statements of changes in equity
	Attributable to shareholder
	Common shares	Additional paid-in capital		Retained earnings	Treasury shares, at cost	[1]	Accumu- lated other compre- hensive income/ (loss)	Total share- holder's equity	Non- controlling interests	Total equity
2016 (CHF million)
Balance at beginning of period	4,400	39,883		12,427	0		(13,304)	43,406	1,284	44,690
Purchase of subsidiary shares from non- controlling interests, changing ownership	–	(13)		–	–		–	(13)	(6)	(19)
Purchase of subsidiary shares from non- controlling interests, not changing ownership [2,3]	–	–		–	–		–	–	(118)	(118)
Sale of subsidiary shares to noncontrolling interests, not changing ownership [3]	–	–		–	–		–	–	120	120
Net income/(loss)	–	–		(3,119)	–		–	(3,119)	(6)	(3,125)
Cumulative effect of accounting changes, net of tax	–	–		(465)	–		465	–	–	–
Total other comprehensive income/(loss), net of tax	–	–		–	–		(412)	(412)	17	(395)
Share-based compensation, net of tax	–	167	[4]	–	–		–	167	–	167
Dividends on share-based compensation, net of tax	–	(41)		–	–		–	(41)	–	(41)
Dividends paid	–	–		(10)	–		–	(10)	–	(10)
Changes in scope of consolidation, net	–	2		–	–		–	2	(194)	(192)
Other	–	702		–	–		–	702	(28)	674
Balance at end of period	4,400	40,700		8,833	0		(13,251)	40,682	1,069	41,751
2015 (CHF million)
Balance at beginning of period	4,400	34,842		15,877	0		(12,224)	42,895	1,746	44,641
Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	–		–	–		–	–	(434)	(434)
Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–		–	–		–	–	57	57
Net income/(loss)	–	–		(3,370)	–		–	(3,370)	(7)	(3,377)
Total other comprehensive income/(loss), net of tax	–	–		–	–		(1,080)	(1,080)	(19)	(1,099)
Share-based compensation, net of tax	–	(436)		–	–		–	(436)	–	(436)
Dividends on share-based compensation, net of tax	–	(12)		–	–		–	(12)	–	(12)
Dividends paid	–	–		(80)	–		–	(80)	–	(80)
Changes in scope of consolidation, net	–	–		–	–		–	–	(57)	(57)
Other	–	5,489		–	–		–	5,489	(2)	5,487
Balance at end of period	4,400	39,883		12,427	0		(13,304)	43,406	1,284	44,690
1 Reflects Credit Suisse Group shares which are reported as treasury shares. Those shares are held to economically hedge share award obligations.
2 Distributions to owners in funds include the return of original capital invested and any related dividends.
3 Transactions with and without ownership changes related to fund activity are all displayed under "not changing ownership".
4 Includes a net tax charge of CHF (110) million from the excess recognized compensation expense over fair value of shares delivered.
The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated statements of changes in equity (continued)
	Attributable to shareholder
	Common shares/ participa- tion secu- rities	Additional paid-in capital	Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income/ (loss)	Total share- holder's equity	Non- controlling interests	Total equity
2014 (CHF million)
Balance at beginning of period	4,400	34,851	14,621	0	(14,405)	39,467	4,165	43,632
Purchase of subsidiary shares from non- controlling interests, changing ownership	–	26	–	–	–	26	–	26
Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	–	–	–	–	–	(578)	(578)
Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–	–	–	–	–	40	40
Net income/(loss)	–	–	1,319	–	–	1,319	445	1,764
Total other comprehensive income/(loss), net of tax	–	–	–	–	2,181	2,181	169	2,350
Share-based compensation, net of tax	–	(61)	–	–	–	(61)	–	(61)
Dividends on share-based compensation, net of tax	–	(44)	–	–	–	(44)	–	(44)
Dividends paid	–	–	(63)	–	–	(63)	(21)	(84)
Changes in redeemable noncontrolling interests	–	2	–	–	–	2	–	2
Changes in scope of consolidation, net	–	–	–	–	–	–	(2,477)	(2,477)
Other	–	68	–	–	–	68	3	71
Balance at end of period	4,400	34,842	15,877	0	(12,224)	42,895	1,746	44,641
The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated statements of cash flows
in	2016	2015	2014
Operating activities of continuing operations (CHF million)
Net income/(loss)	(3,125)	(3,377)	1,764
(Income)/loss from discontinued operations, net of tax	0	0	(102)
Income/(loss) from continuing operations	(3,125)	(3,377)	1,662
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities of continuing operations (CHF million)
Impairment, depreciation and amortization	926	4,879	1,276
Provision for credit losses	216	276	125
Deferred tax provision/(benefit)	(233)	2	619
Share of net income/(loss) from equity method investments	(12)	(101)	147
Trading assets and liabilities, net	21,218	26,141	(5,096)
(Increase)/decrease in other assets	9,740	11,367	6,483
Increase/(decrease) in other liabilities	(1,019)	(22,312)	(24,146)
Other, net	(911)	(1,950)	730
Total adjustments	29,925	18,302	(19,862)
Net cash provided by/(used in) operating activities of continuing operations	26,800	14,925	(18,200)
Investing activities of continuing operations (CHF million)
(Increase)/decrease in interest-bearing deposits with banks	1,858	(929)	(727)
(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	(6,958)	36,578	11,677
Purchase of investment securities	(88)	(376)	(1,060)
Proceeds from sale of investment securities	14	19	118
Maturities of investment securities	271	887	187
Investments in subsidiaries and other investments	(1,345)	(555)	(1,228)
Proceeds from sale of other investments	1,693	1,895	1,519
(Increase)/decrease in loans	(5,353)	(3,941)	(23,690)
Proceeds from sales of loans	2,468	1,579	1,255
Capital expenditures for premises and equipment and other intangible assets	(1,155)	(1,087)	(1,043)
Proceeds from sale of premises and equipment and other intangible assets	55	13	1
Other, net	676	402	601
Net cash provided by/(used in) investing activities of continuing operations	(7,864)	34,485	(12,390)
The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated statements of cash flows (continued)
in	2016	2015	2014
Financing activities of continuing operations (CHF million)
Increase/(decrease) in due to banks and customer deposits	9,865	(28,757)	27,137
Increase/(decrease) in short-term borrowings	6,594	(18,148)	3,509
Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(14,525)	(22,149)	(31,001)
Issuances of long-term debt	51,956	76,883	74,150
Repayments of long-term debt	(46,616)	(48,919)	(37,871)
Dividends paid	(10)	(10)	(84)
Other, net	1,040	4,789	(488)
Net cash provided by/(used in) financing activities of continuing operations	8,304	(36,311)	35,352
Effect of exchange rate changes on cash and due from banks (CHF million)
Effect of exchange rate changes on cash and due from banks	1,212	(578)	5,617
Net cash provided by/(used in) discontinued operations (CHF million)
Net cash provided by/(used in) discontinued operations	0	0	(460)
Net increase/(decrease) in cash and due from banks (CHF million)
Net increase/(decrease) in cash and due from banks	28,452	12,521	9,919

Cash and due from banks at beginning of period	90,521	78,000	68,081
Cash and due from banks at end of period	118,973	90,521	78,000
Supplemental cash flow information
in	2016	2015	2014
Cash paid for income taxes and interest (CHF million)
Cash paid for income taxes	611	946	1,455
Cash paid for interest	9,059	10,158	9,419
Assets acquired and liabilities assumed in business acquisitions (CHF million)
Fair value of assets acquired	0	3	143
Fair value of liabilities assumed	0	0	29
Assets and liabilities sold in business divestitures (CHF million)
Assets sold	425	35	687
Liabilities sold	383	7	1,084
The accompanying notes to the consolidated financial statements are an integral part of these statements.

Notes to the consolidated financial statements
1 Summary of significant accounting policies
The accompanying consolidated financial statements of Credit Suisse AG (the Bank), the direct bank subsidiary of Credit Suisse Group AG (the Group), are prepared in accordance with accounting principles generally accepted in the US (US GAAP) and are stated in Swiss francs (CHF). The financial year for the Bank ends on December 31. Certain reclassifications have been made to the prior year’s consolidated financial statements to conform to the current presentation which had no impact on net income/(loss) or total shareholders’ equity.
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
3 Business developments, significant shareholders and subsequent events
> Refer to “Note 3 – Business developments, significant shareholders and subsequent events” in V – Consolidated financial statements – Credit Suisse Group for further information.
4 Discontinued operations
There were no operations that were discontinued in 2016 and 2015.
> Refer to “Note 4 – Discontinued operations” in V – Consolidated financial statements – Credit Suisse Group for further information.
Income/(loss) from discontinued operations
in	2014
Operations-related (CHF million)
Net revenues	31
of which German private banking business	27
Operating expenses	35
of which German private banking business	33
Income tax expense/(benefit)	1
Income/(loss), net of tax	(5)
of which German private banking business	(6)
Transaction-related (CHF million)
Gain on disposal	200
of which German private banking business	109
of which CFIG	91
Operating expenses	54
of which German private banking business	48
Income tax expense/(benefit)	39
of which CFIG	42
Income/(loss), net of tax	107
of which German private banking business	61
of which CFIG	49
Discontinued operations – total (CHF million)
Income/(loss) from discontinued operations, net of tax	102
of which German private banking business	55
of which CFIG	49

5 Segment information
For the purposes of the presentation of reportable segments, the Bank has included accounts of affiliate entities wholly owned by the same parent which are managed together with the operating segments of the Bank. These affiliate entities include certain bank and trust affiliates, primarily managed by Swiss Universal Bank. Income from continuing operations before taxes of these non-consolidated affiliate entities included in the segment presentation for the years ended December 31, 2016, 2015 and 2014 was CHF 239 million, CHF 279 million and CHF 264 million, respectively. For the same periods, net revenues of these non-consolidated affiliate entities included in the segment presentation were CHF 605 million, CHF 644 million and CHF 656 million, respectively, and total assets of these non-consolidated affiliate entities included in the segment presentation as of December 31, 2016 and 2015, were CHF 27.1 billion and CHF 27.6 billion, respectively.
> Refer to “Note 5 – Segment information” in V – Consolidated financial statements – Credit Suisse Group for further information.
Net revenues and income/(loss) from continuing operations before taxes
in	2016	2015	2014
Net revenues (CHF million)
Swiss Universal Bank	5,759	5,721	5,912
International Wealth Management	4,698	4,552	4,942
Asia Pacific	3,597	3,839	3,335
Global Markets	5,497	6,826	7,426
Investment Banking & Capital Markets	1,972	1,787	2,109
Strategic Resolution Unit	(1,271)	511	1,838
Adjustments [1]	(450)	(25)	27
Net revenues	19,802	23,211	25,589
Income/(loss) before taxes (CHF million)
Swiss Universal Bank	2,025	1,675	2,024
International Wealth Management	1,121	723	1,260
Asia Pacific	725	377	900
Global Markets	48	(1,931)	2,014
Investment Banking & Capital Markets	261	(314)	511
Strategic Resolution Unit	(5,759)	(2,652)	(3,107)
Adjustments [1]	(1,189)	(816)	(641)
Income/(loss) from continuing operations before taxes	(2,768)	(2,938)	2,961
1
Adjustments represent certain consolidating entries and balances, including those relating to items that are managed but are not legally owned by the Bank and vice versa, and certain expenses that were not allocated to the segments.

Total assets
end of	2016	2015
Total assets (CHF million)
Swiss Universal Bank	228,363	220,359
International Wealth Management	91,083	96,085
Asia Pacific	97,221	85,929
Global Markets	239,700	234,276
Investment Banking & Capital Markets	20,784	18,712
Strategic Resolution Unit	80,297	100,823
Adjustments [1]	44,874	47,747
Total assets	802,322	803,931
1
Adjustments represent certain consolidating entries and balances, including those relating to items that are managed but are not legally owned by the Bank and vice versa, and certain expenses that were not allocated to the segments.

Net revenues and income/(loss) from continuing operations before taxes by geographic location
in	2016	2015	2014
Net revenues (CHF million)
Switzerland	7,894	7,967	7,585
EMEA	2,036	3,819	4,301
Americas	7,267	8,514	11,173
Asia Pacific	2,605	2,911	2,530
Net revenues	19,802	23,211	25,589
Income/(loss) from continuing operations before taxes (CHF million)
Switzerland	1,677	1,315	(179)
EMEA	(2,487)	(1,493)	(621)
Americas	(1,602)	(2,909)	3,723
Asia Pacific	(356)	149	38
Income/(loss) from continuing operations before taxes	(2,768)	(2,938)	2,961
The designation of net revenues and income/(loss) from continuing operations before taxes is based on the location of the office recording the transactions. This presentation does not reflect the way the Bank is managed.

Total assets by geographic location
end of	2016	2015
Total assets (CHF million)
Switzerland	231,042	204,715
EMEA	156,484	162,093
Americas	333,115	355,481
Asia Pacific	81,681	81,642
Total assets	802,322	803,931
The designation of total assets by region is based upon customer domicile.
6 Net interest income
in	2016	2015	2014
Net interest income (CHF million)
Loans	5,203	4,957	4,606
Investment securities	59	63	27
Trading assets	7,483	9,045	9,507
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	2,765	2,622	2,317
Other	1,415	2,170	2,128
Interest and dividend income	16,925	18,857	18,585
Deposits	(1,026)	(864)	(1,035)
Short-term borrowings	(84)	(105)	(119)
Trading liabilities	(3,602)	(3,855)	(3,938)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(1,387)	(1,264)	(1,042)
Long-term debt	(3,437)	(3,696)	(3,484)
Other	(201)	(206)	(290)
Interest expense	(9,737)	(9,990)	(9,908)
Net interest income	7,188	8,867	8,677

7 Commissions and fees
in	2016	2015	2014
Commissions and fees (CHF million)
Lending business	1,763	1,532	1,711
Investment and portfolio management	3,017	3,319	3,630
Other securities business	60	66	94
Fiduciary business	3,077	3,385	3,724
Underwriting	1,364	1,659	1,911
Brokerage	2,999	3,616	3,669
Underwriting and brokerage	4,363	5,275	5,580
Other services	1,614	1,654	1,872
Commissions and fees	10,817	11,846	12,887
8 Trading revenues
in	2016	2015	2014
Trading revenues (CHF million)
Interest rate products	6,232	2,947	5,661
Foreign exchange products	(2,531)	(1,127)	(4,405)
Equity/index-related products	(1,738)	(276)	273
Credit products	(2,124)	1	265
Commodity and energy products	177	(46)	(228)
Other products	354	(201)	224
Total	370	1,298	1,790
Represents revenues on a product basis which are not representative of business results within segments, as segment results utilize financial instruments across various product types.
> Refer to “Note 8 – Trading revenues” in V – Consolidated financial statements – Credit Suisse Group for further information.
9 Other revenues
in	2016		2015	2014
Other revenues (CHF million)
Noncontrolling interests without SEI	0		3	451
Loans held-for-sale	(51)		(19)	(4)
Long-lived assets held-for-sale	428	[1]	34	391
Equity method investments	154		210	239
Other investments	7		147	276
Other	889		825	882
Other revenues	1,427		1,200	2,235
1 Primarily reflects gains from the sale of real estate.

10 Provision for credit losses
in	2016	2015	2014
Provision for credit losses (CHF million)
Provision for loan losses	213	248	85
Provision for lending-related and other exposures	3	28	40
Provision for credit losses	216	276	125
11 Compensation and benefits
in	2016	2015	2014
Compensation and benefits (CHF million)
Salaries and variable compensation	8,952	9,826	9,685
Social security	681	771	775
Other [1]	1,012	926	922
Compensation and benefits	10,645	11,523	11,382
1 Includes pension and other post-retirement expense of CHF 688 million, CHF 579 million and CHF 624 million in 2016, 2015 and 2014, respectively.
12 General and administrative expenses
in	2016	2015	2014
General and administrative expenses (CHF million)
Occupancy expenses	988	1,004	1,161
IT, machinery, etc.	1,150	1,254	1,436
Provisions and losses	3,009	1,157	2,782
Travel and entertainment	312	366	339
Professional services	2,936	3,188	2,338
Amortization and impairment of other intangible assets	8	19	24
Other	1,355	1,626	1,493
General and administrative expenses	9,758	8,614	9,573

13 Restructuring expenses
> Refer to “Note 13 – Restructuring expenses” in V – Consolidated financial statements – Credit Suisse Group for further information.
In connection with the strategic review of the Bank, restructuring expenses of CHF 510 million and CHF 325 million were recognized in 2016 and 2015, respectively.
Restructuring expenses by segment
in	2016	2015
Restructuring expenses by segment (CHF million)
Swiss Universal Bank	60	42
International Wealth Management	54	36
Asia Pacific	53	3
Global Markets	217	96
Investment Banking & Capital Markets	28	22
Strategic Resolution Unit	121	156
Corporate Center	7	0
Adjustments [1]	(30)	(30)
Total restructuring expenses	510	325
1 Adjustments represent certain consolidating entries and balances, including those relating to items that are managed but are not legally owned by the Bank and vice versa.
Restructuring expenses by type
in	2016	2015
Restructuring expenses by type (CHF million)
Compensation and benefits-related expenses	355	279
of which severance expenses	215	191
of which accelerated deferred compensation	140	87
of which pension expenses	0	1
General and administrative-related expenses	155	46
Total restructuring expenses	510	325
Restructuring provision
	2016			2015
	Compen- sation and benefits	General and administrative expenses	Total	Compen- sation and benefits	General and administrative expenses	Total
Restructuring provision (CHF million)
Balance at beginning of period	187	12	199	0	0	0
Net additional charges [1]	215	137	352	191	46	237
Utilization	(186)	(55)	(241)	(4)	(34)	(38)
Balance at end of period	216	94	310	187	12	199
1
The following items for which expense accretion was accelerated in 2016 and 2015 due to the restructuring of the Bank are not included in the restructuring provision: unsettled share-based compensation of CHF 34 million and CHF 23 million and unsettled pension obligations of CHF 0 million and CHF 1 million, respectively, which remain classified as a component of total shareholder’s equity; and unsettled cash-based deferred compensation of CHF 106 million and CHF 64 million, respectively, which remain classified as compensation liabilities; and accelerated accumulated depreciation and impairment of CHF 18 million and CHF 0 million, respectively, which remain classified as premises and equipment. The settlement date for the unsettled share-based compensation remains unchanged at three years.

14 Securities borrowed, lent and subject to repurchase agreements
end of	2016	2015
Securities borrowed or purchased under agreements to resell (CHF million)
Central bank funds sold and securities purchased under resale agreements	81,802	78,861
Deposits paid for securities borrowed	53,326	44,575
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	135,128	123,436
Securities lent or sold under agreements to repurchase (CHF million)
Central bank funds purchased and securities sold under repurchase agreements	26,106	36,754
Deposits received for securities lent	6,910	9,844
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	33,016	46,598
> Refer to “Note 15 – Securities borrowed, lent and subject to repurchase agreements” in V – Consolidated financial statements – Credit Suisse Group for further information.
15 Trading assets and liabilities
end of	2016	2015
Trading assets (CHF million)
Debt securities	65,675	80,546
Equity securities	63,873	71,102
Derivative instruments [1]	26,978	28,579
Other	8,830	10,869
Trading assets	165,356	191,096
Trading liabilities (CHF million)
Short positions	24,587	25,509
Derivative instruments [1]	20,364	23,545
Trading liabilities	44,951	49,054
1 Amounts shown after counterparty and cash collateral netting.
Cash collateral on derivative instruments
end of	2016	2015
Cash collateral – netted (CHF million) [1]
Cash collateral paid	33,615	32,127
Cash collateral received	23,007	22,027
Cash collateral – not netted (CHF million) [2]
Cash collateral paid	5,701	7,987
Cash collateral received	11,497	13,991
1 Recorded as cash collateral netting on derivative instruments in Note 26 – Offsetting of financial assets and financial liabilities.
2 Recorded as cash collateral on derivative instruments in Note 22 – Other assets and other liabilities.

16 Investment securities
end of	2016	2015
Investment securities (CHF million)
Securities available-for-sale	2,192	2,698
Total investment securities	2,192	2,698
Investment securities by type
end of	2016				2015
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Investment securities by type (CHF million)
Debt securities issued by foreign governments	1,279	31	0	1,310	1,292	30	0	1,322
Corporate debt securities	283	0	0	283	281	0	0	281
Residential mortgage-backed securities	497	0	0	497	750	0	0	750
Commercial mortgage-backed securities	14	0	0	14	259	0	0	259
Debt securities available-for-sale	2,073	31	0	2,104	2,582	30	0	2,612
Banks, trust and insurance companies	65	23	0	88	65	20	0	85
Industry and all other	0	0	0	0	1	0	0	1
Equity securities available-for-sale	65	23	0	88	66	20	0	86
Securities available-for-sale	2,138	54	0	2,192	2,648	50	0	2,698
Proceeds from sales, realized gains and realized losses from available-for-sale securities
in	2016		2015		2014
	Debt securities	Equity securities	Debt securities	Equity securities	Debt securities	Equity securities
Additional information (CHF million)
Proceeds from sales	9	4	1	17	103	15
Realized gains	0	0	0	2	0	1
Amortized cost, fair value and average yield of debt securities
	Debt securities available-for-sale
end of	Amortized cost	Fair value	Average yield (in %)
2016 (CHF million)
Due within 1 year	436	437	0.07
Due from 1 to 5 years	1,126	1,156	0.99
Due from 5 to 10 years	0	0	–
Due after 10 years	511	511	4.41
Total debt securities	2,073	2,104	1.64

17 Other investments
end of	2016	2015
Other investments (CHF million)
Equity method investments	2,918	2,728
Non-marketable equity securities [1]	1,672	1,951
Real estate held for investment [2]	241	375
Life finance instruments [3]	1,657	1,733
Total other investments	6,488	6,787
1
Includes private equity, hedge funds and restricted stock investments as well as certain investments in non-marketable mutual funds for which the Bank has neither significant influence nor control over the investee.

2
As of December 31, 2016 and 2015, real estate held for investment included foreclosed or repossessed real estate of CHF 29 million and CHF 37 million, respectively, of which CHF 27 million and CHF 36 million, respectively were related to residential real estate.

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
The Bank performs a regular impairment analysis of real estate portfolios. The carrying values of the impaired properties were written down to their respective fair values, establishing a new cost base. For these properties, the fair values were measured based on either discounted cash flow analyses or external market appraisals. Impairments of CHF 31 million, CHF 21 million and CHF 10 million were recorded in 2016, 2015 and 2014, respectively.
Accumulated depreciation related to real estate held for investment amounted to CHF 340 million, CHF 319 million and CHF 304 million for 2016, 2015 and 2014, respectively.
> Refer to “Note 18 – Other investments” in V – Consolidated financial statements – Credit Suisse Group for further information.

18 Loans, allowance for loan losses and credit quality
end of	2016	2015
Loans (CHF million)
Mortgages	89,800	88,566
Loans collateralized by securities	37,087	37,833
Consumer finance	825	1,092
Consumer	127,712	127,491
Real estate	23,188	23,561
Commercial and industrial loans	81,048	74,967
Financial institutions	24,501	26,375
Governments and public institutions	4,093	3,445
Corporate & institutional	132,830	128,348
Gross loans	260,542	255,839
of which held at amortized cost	241,014	235,019
of which held at fair value	19,528	20,820
Net (unearned income)/deferred expenses	(185)	(200)
Allowance for loan losses	(816)	(724)
Net loans	259,541	254,915
Gross loans by location (CHF million)
Switzerland	142,356	137,729
Foreign	118,186	118,110
Gross loans	260,542	255,839
Impaired loan portfolio (CHF million)
Non-performing loans	1,076	810
Non-interest-earning loans	248	251
Total non-performing and non-interest-earning loans	1,324	1,061
Restructured loans	358	282
Potential problem loans	545	373
Total other impaired loans	903	655
Gross impaired loans	2,227	1,716
Allowance for loan losses
	2016			2015			2014
	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total
Allowance for loan losses (CHF million)
Balance at beginning of period	113	611	724	131	466	597	134	557	691
Net movements recognized in statements of operations	27	186	213	21	227	248	7	78	85
Gross write-offs	(29)	(189)	(218)	(51)	(107)	(158)	(35)	(232)	(267)
Recoveries	8	53	61	6	16	22	12	24	36
Net write-offs	(21)	(136)	(157)	(45)	(91)	(136)	(23)	(208)	(231)
Provisions for interest	11	8	19	7	12	19	3	19	22
Foreign currency translation impact and other adjustments, net	0	17	17	(1)	(3)	(4)	10	20	30
Balance at end of period	130	686	816	113	611	724	131	466	597
of which individually evaluated for impairment	105	505	610	84	455	539	104	309	413
of which collectively evaluated for impairment	25	181	206	29	156	185	27	157	184
Gross loans held at amortized cost (CHF million)
Balance at end of period	127,689	113,325	241,014	127,471	107,548	235,019	125,804	107,974	233,778
of which individually evaluated for impairment [1]	507	1,720	2,227	468	1,248	1,716	393	739	1,132
of which collectively evaluated for impairment	127,182	111,605	238,787	127,003	106,300	233,303	125,411	107,235	232,646
1 Represents gross impaired loans both with and without a specific allowance.

Purchases, reclassifications and sales
in	2016			2015			2014
	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total
Loans held at amortized cost (CHF million)
Purchases [1]	30	3,405	3,435	389	4,294	4,683	181	4,127	4,308
Reclassifications from loans held-for-sale [2]	0	125	125	0	355	355	0	397	397
Reclassifications to loans held-for-sale [3]	1,632	2,768	4,400	1,641	735	2,376	1,055	806	1,861
Sales [3]	72	2,087	2,159	0	373	373	0	272	272
1 Includes drawdowns under purchased loan commitments.
2 Includes loans previously reclassified to held-for-sale that were not sold and were reclassified back to loans held-to-maturity.
3 All loans held at amortized cost which are sold are reclassified to loans held-for-sale on or prior to the date of the sale.
Gross loans held at amortized cost by internal counterparty rating
	Investment grade	Non-investment grade
end of	AAA to BBB	BB to C	D	Total
2016 (CHF million)
Mortgages	81,986	7,654	160	89,800
Loans collateralized by securities	33,961	2,910	216	37,087
Consumer finance	523	214	65	802
Consumer	116,470	10,778	441	127,689
Real estate	17,856	4,808	64	22,728
Commercial and industrial loans	35,316	34,473	1,392	71,181
Financial institutions	16,297	1,865	107	18,269
Governments and public institutions	1,074	59	14	1,147
Corporate & institutional	70,543	41,205	1,577	113,325
Gross loans held at amortized cost	187,013	51,983	2,018	241,014
Value of collateral [1]	167,425	44,785	1,386	213,596
2015 (CHF million)
Mortgages	79,664	8,697	205	88,566
Loans collateralized by securities	36,028	1,667	138	37,833
Consumer finance	743	231	98	1,072
Consumer	116,435	10,595	441	127,471
Real estate	17,717	4,995	77	22,789
Commercial and industrial loans	31,720	30,898	802	63,420
Financial institutions	17,445	2,951	149	20,545
Governments and public institutions	691	103	0	794
Corporate & institutional	67,573	38,947	1,028	107,548
Gross loans held at amortized cost	184,008	49,542	1,469	235,019
Value of collateral [1]	166,086	41,583	957	208,626
1
Includes the value of collateral up to the amount of the outstanding related loans. For mortgages, the value of collateral is determined at the time of granting the loan and thereafter regularly reviewed according to the Bank's risk management policies and directives, with maximum review periods determined by property type, market liquidity and market transparency.

Gross loans held at amortized cost – aging analysis
	Current	Past due
end of		Up to 30 days	31-60 days	61-90 days	More than 90 days	Total	Total
2016 (CHF million)
Mortgages	87,719	1,862	29	33	157	2,081	89,800
Loans collateralized by securities	36,772	93	1	1	220	315	37,087
Consumer finance	512	219	12	26	33	290	802
Consumer	125,003	2,174	42	60	410	2,686	127,689
Real estate	22,065	582	17	2	62	663	22,728
Commercial and industrial loans	69,379	828	124	130	720	1,802	71,181
Financial institutions	18,116	49	0	0	104	153	18,269
Governments and public institutions	1,088	44	1	0	14	59	1,147
Corporate & institutional	110,648	1,503	142	132	900	2,677	113,325
Gross loans held at amortized cost	235,651	3,677	184	192	1,310	5,363	241,014
2015 (CHF million) [1]
Mortgages	87,150	1,288	10	0	118	1,416	88,566
Loans collateralized by securities	37,438	214	7	1	173	395	37,833
Consumer finance	913	120	7	19	13	159	1,072
Consumer	125,501	1,622	24	20	304	1,970	127,471
Real estate	22,325	407	3	1	53	464	22,789
Commercial and industrial loans	62,317	575	103	68	357	1,103	63,420
Financial institutions	20,306	84	45	2	108	239	20,545
Governments and public institutions	793	1	0	0	0	1	794
Corporate & institutional	105,741	1,067	151	71	518	1,807	107,548
Gross loans held at amortized cost	231,242	2,689	175	91	822	3,777	235,019
1 Prior period has been corrected.

Gross impaired loans by category
	Non-performing and non-interest earning loans			Other impaired loans
end of	Non- performing	Non- interest- earning	Total	Re- structured	Potential problem	Total	Total
2016 (CHF million)
Mortgages	172	10	182	13	22	35	217	[1]
Loans collateralized by securities	193	17	210	0	13	13	223
Consumer finance	62	4	66	0	1	1	67
Consumer	427	31	458	13	36	49	507
Real estate	62	5	67	0	0	0	67
Commercial and industrial loans	515	166	681	345	482	827	1,508
Financial institutions	58	46	104	0	27	27	131
Governments and public institutions	14	0	14	0	0	0	14
Corporate & institutional	649	217	866	345	509	854	1,720
Gross impaired loans	1,076	248	1,324	358	545	903	2,227
2015 (CHF million)
Mortgages	173	13	186	18	25	43	229	[1]
Loans collateralized by securities	108	27	135	0	3	3	138
Consumer finance	77	23	100	0	1	1	101
Consumer	358	63	421	18	29	47	468
Real estate	51	19	70	0	11	11	81
Commercial and industrial loans	314	119	433	263	298	561	994
Financial institutions	87	50	137	1	35	36	173
Corporate & institutional	452	188	640	264	344	608	1,248
Gross impaired loans	810	251	1,061	282	373	655	1,716
1
As of December 31, 2016 and 2015, CHF 54 million and CHF 57 million, respectively, were related to consumer mortgages secured by residential real estate for which formal foreclosure proceedings according to local requirements of the applicable jurisdiction were in process.

As of December 31, 2016 and 2015, loans held-to-maturity carried at amortized cost did not include any subprime residential mortgages. Accordingly, impaired loans did not include any subprime residential mortgages. As of December 31, 2016 and 2015, the Bank did not have any material commitments to lend additional funds to debtors whose loan terms have been modified in troubled debt restructurings.

Gross impaired loan details
end of	2016			2015
	Recorded investment	Unpaid principal balance	Associated specific allowance	Recorded investment	Unpaid principal balance	Associated specific allowance
Gross impaired loan detail (CHF million)
Mortgages	182	170	16	163	153	19
Loans collateralized by securities	209	193	54	117	112	14
Consumer finance	59	55	35	94	88	51
Consumer	450	418	105	374	353	84
Real estate	46	40	7	57	52	7
Commercial and industrial loans	1,224	1,197	452	760	745	365
Financial institutions	126	122	46	171	166	83
Governments and public institutions	14	14	0	0	0	0
Corporate & institutional	1,410	1,373	505	988	963	455
Gross impaired loans with a specific allowance	1,860	1,791	610	1,362	1,316	539
Mortgages	35	35	–	66	65	–
Loans collateralized by securities	14	14	–	21	22	–
Consumer finance	8	8	–	7	7	–
Consumer	57	57	–	94	94	–
Real estate	21	21	–	24	24	–
Commercial and industrial loans	284	284	–	234	234	–
Financial institutions	5	5	–	2	2	–
Corporate & institutional	310	310	–	260	260	–
Gross impaired loans without specific allowance	367	367	–	354	354	–
Gross impaired loans	2,227	2,158	610	1,716	1,670	539
of which consumer	507	475	105	468	447	84
of which corporate & institutional	1,720	1,683	505	1,248	1,223	455

Gross impaired loan details (continued)
in	2016			2015			2014
	Average recorded investment	Interest income recognized	Interest income recognized (cash basis)	Average recorded investment	Interest income recognized	Interest income recognized (cash basis)	Average recorded investment	Interest income recognized	Interest income recognized (cash basis)
Gross impaired loan detail (CHF million)
Mortgages	158	2	1	152	1	1	163	2	2
Loans collateralized by securities	153	1	1	82	0	0	65	1	1
Consumer finance	83	1	1	92	1	1	81	1	1
Consumer	394	4	3	326	2	2	309	4	4
Real estate	52	1	0	67	0	0	74	0	0
Commercial and industrial loans	984	10	4	566	7	1	597	10	4
Financial institutions	154	1	0	149	1	1	127	0	0
Governments and public institutions	5	0	0	0	0	0	5	0	0
Corporate & institutional	1,195	12	4	782	8	2	803	10	4
Gross impaired loans with a specific allowance	1,589	16	7	1,108	10	4	1,112	14	8
Mortgages	76	3	0	46	3	0	30	5	0
Loans collateralized by securities	24	0	0	33	0	0	29	1	1
Consumer finance	11	0	0	7	0	0	21	0	0
Consumer	111	3	0	86	3	0	80	6	1
Real estate	31	1	0	9	1	0	9	4	0
Commercial and industrial loans	301	7	1	97	3	0	17	3	0
Financial institutions	5	0	0	4	0	0	0	0	0
Governments and public institutions	5	0	0	0	0	0	0	0	0
Corporate & institutional	342	8	1	110	4	0	26	7	0
Gross impaired loans without specific allowance	453	11	1	196	7	0	106	13	1
Gross impaired loans	2,042	27	8	1,304	17	4	1,218	27	9
of which consumer	505	7	3	412	5	2	389	10	5
of which corporate & institutional	1,537	20	5	892	12	2	829	17	4
Restructured loans held at amortized cost
in	2016			2015			2014
	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification
Restructured loans (CHF million, except where indicated)
Mortgages	0	0	0	1	13	13	1	4	4
Loans collateralized by securities	0	0	0	1	0	0	0	0	0
Commercial and industrial loans	16	201	201	13	207	210	10	290	238
Financial institutions	0	0	0	1	2	2	0	0	0
Total	16	201	201	16	222	225	11	294	242
In 2015, the Bank reported the default of one loan within commercial and industrial loans with a recorded investment amount of CHF 65 million, which had been restructured within the previous 12 months. In 2016 and 2014, the Bank did not experience a default of such loans.
In 2016, the loan modifications of the Bank included extended loan repayment and interest payment terms including the suspension of annual contractual credit limit reductions, cash margin requirements on new trade finance transactions, waiver of covenants, release of cash collateral and corporate guarantees, waiver of interest and margin reductions.
> Refer to “Note 19 – Loans, allowance for loan losses and credit quality” in V – Consolidated financial statements – Credit Suisse Group for further information.

19 Premises and equipment
end of	2016	2015
Premises and equipment (CHF million)
Buildings and improvements	2,041	2,110
Land	313	394
Leasehold improvements	2,146	2,045
Software	6,651	5,889
Equipment	2,035	1,946
Premises and equipment	13,186	12,384
Accumulated depreciation	(8,623)	(7,945)
Total premises and equipment, net	4,563	4,439
Depreciation and impairment
in	2016	2015	2014
CHF million
Depreciation	875	1,002	1,224
Impairment	25	24	23
20 Goodwill
Goodwill
2016	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Strategic Resolution Unit	Bank
Gross amount of goodwill (CHF million)
Balance at beginning of period	496	1,511	2,046	2,838	917	12	7,820
Goodwill acquired during the year	5	0	0	0	0	0	5
Foreign currency translation impact	9	32	34	4	16	0	95
Other	0	7	(13)	0	0	0	(6)
Balance at end of period	510	1,550	2,067	2,842	933	12	7,914
Accumulated impairment (CHF million)
Balance at beginning of period	0	0	772	2,719	388	12	3,891
Balance at end of period	0	0	772	2,719	388	12	3,891
Net book value (CHF million)
Net book value	510	1,550	1,295	123	545	0	4,023

Goodwill (continued)
2015	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Strategic Resolution Unit	Bank
Gross amount of goodwill (CHF million)
Balance at beginning of period	499	1,518	2,058	2,853	920	12	7,860
Foreign currency translation impact	(2)	(7)	(4)	(4)	0	0	(17)
Other	(1)	0	(8)	(11)	(3)	0	(23)
Balance at end of period	496	1,511	2,046	2,838	917	12	7,820
Accumulated impairment (CHF million)
Balance at beginning of period	0	0	16	58	8	12	94
Impairment losses	0	0	756	2,661	380	0	3,797
Balance at end of period	0	0	772	2,719	388	12	3,891
Net book value (CHF million)
Net book value	496	1,511	1,274	119	529	0	3,929
> Refer to “Note 21 – Goodwill” in V – Consolidated financial statements – Credit Suisse Group for further information.
21 Other intangible assets
end of	2016			2015
	Gross carrying amount	Accumu- lated amorti- zation	Net carrying amount	Gross carrying amount	Accumu- lated amorti- zation	Net carrying amount
Other intangible assets (CHF million)
Trade names/trademarks	28	(26)	2	27	(25)	2
Client relationships	50	(14)	36	113	(70)	43
Other	6	(3)	3	5	(3)	2
Total amortizing other intangible assets	84	(43)	41	145	(98)	47
Non-amortizing other intangible assets	172	–	172	149	–	149
of which mortgage servicing rights, at fair value	138	–	138	112	–	112
Total other intangible assets	256	(43)	213	294	(98)	196
Additional information
in	2016	2015	2014
Aggregate amortization and impairment (CHF million)
Aggregate amortization	8	18	22
Impairment	0	16	1
of which related to restructuring expenses	0	15	–
of which related to discontinued operations	0	0	0
Estimated amortization
Estimated amortization (CHF million)
2017	8
2018	7
2019	4
2020	3
2021	2

22 Other assets and other liabilities
end of	2016	2015
Other assets (CHF million)
Cash collateral on derivative instruments	5,701	7,987
Cash collateral on non-derivative transactions	1,237	327
Derivative instruments used for hedging	148	186
Assets held-for-sale	8,214	26,061
of which loans [1]	8,062	25,839
of which real estate [2]	122	182
of which long-lived assets	30	40
Assets held for separate accounts	431	1,307
Interest and fees receivable	4,795	5,643
Deferred tax assets	5,815	6,068
Prepaid expenses	382	442
Failed purchases	2,423	2,770
Defined benefit pension and post-retirement plan assets	995	825
Other	6,594	6,294
Other assets	36,735	57,910
Other liabilities (CHF million)
Cash collateral on derivative instruments	11,497	13,991
Cash collateral on non-derivative transactions	369	518
Derivative instruments used for hedging	2	110
Deposits held-for-sale	1,577	0
Provisions	4,066	1,841
of which off-balance sheet risk	87	87
Restructuring liabilities	310	199
Liabilities held for separate accounts	431	1,307
Interest and fees payable	5,986	5,926
Current tax liabilities	607	577
Deferred tax liabilities	96	41
Failed sales	737	1,551
Defined benefit pension and post-retirement plan liabilities	516	659
Other	13,640	14,995
Other liabilities	39,834	41,715
1
Included as of 2016 and 2015 were CHF 681 million and CHF 1,135 million, respectively, in restricted loans, which represented collateral on secured borrowings, and CHF 0 million and CHF 60 million, respectively, in loans held in trusts, which are consolidated as a result of failed sales under US GAAP.

2
As of 2016 and 2015, real estate held-for-sale included foreclosed or repossessed real estate of CHF 16 million and CHF 31 million, respectively, of which CHF 13 million and CHF 3 million, respectively, were related to residential real estate.

23 Deposits
end of	2016				2015
	Switzer- land	Foreign	Total		Switzer- land	Foreign	Total
Deposits (CHF million)
Non-interest-bearing demand deposits	2,956	1,646	4,602		3,157	3,780	6,937
Interest-bearing demand deposits	118,497	33,765	152,262		123,336	33,975	157,311
Savings deposits	54,505	2	54,507		54,615	5	54,620
Time deposits	36,446	119,827	156,273	[1]	33,012	101,280	134,292	[1]
Total deposits	212,404	155,240	367,644	[2]	214,120	139,040	353,160	[2]
of which due to banks	–	–	23,066		–	–	21,460
of which customer deposits	–	–	344,578		–	–	331,700
The designation of deposits in Switzerland versus foreign deposits is based upon the location of the office where the deposit is recorded.
1
Included CHF 156,211 million and CHF 133,988 million as of December 31, 2016 and 2015, respectively, of the Swiss franc equivalent of individual time deposits greater than USD 100,000 in Switzerland and foreign offices.

2 Not included as of December 31, 2016 and 2015 were CHF 0 million and CHF 2 million, respectively, of overdrawn deposits reclassified as loans.

24 Long-term debt
end of	2016	2015
Long-term debt (CHF million)
Senior	163,521	153,372
Subordinated	22,045	23,896
Non-recourse liabilities from consolidated VIEs	1,759	14,826
Long-term debt	187,325	192,094
of which reported at fair value	71,970	80,002
of which structured notes	59,544	54,848
Structured notes by product
end of	2016	2015
Structured notes (CHF million)
Equity	35,980	35,594
Fixed income	16,395	11,534
Credit	5,713	5,261
Other	1,456	2,459
Total structured notes	59,544	54,848
Long-term debt by maturities
end of			2017			2018			2019			2020			2021			Thereafter	Total
Long-term debt (CHF million)
Senior debt
Fixed rate			12,106			10,920			15,250			8,839			7,324			31,059	85,498
Variable rate			19,168			13,343			7,234			5,648			7,055			25,575	78,023
Interest rates (range in %) [1]	0.0	–	14.6	0.0	–	14.2	0.0	–	13.6	0.1	–	14.3	0.1	–	4.0	0.1	–	8.2	–
Subordinated debt
Fixed rate			163			10,532			0			1,933			19			9,145	21,792
Variable rate			51			0			202			0			0			0	253
Interest rates (range in %) [1]	1.6	–	7.0	4.9	–	13.3			0.8	3.4	–	7.0			0.0	1.6	–	8.0	–
Non-recourse liabilities from consolidated VIEs
Fixed rate			421			255			357			1			30			0	1,064
Variable rate			5			25			0			0			0			665	695
Interest rates (range in %) [1]	3.0	–	4.0	2.8	–	3.3			3.0			0.0	3.3	–	9.3	0.9	–	10.5	–
Total long-term debt			31,914			35,075			23,043			16,421			14,428			66,444	187,325
of which structured notes			11,116			9,713			5,278			4,964			4,601			23,872	59,544
The maturity of perpetual debt is based on the earliest callable date. The maturity of all other debt is based on contractual maturity.
1 Excludes structured notes for which fair value has been elected as the related coupons are dependent upon the embedded derivatives and prevailing market conditions at the time each coupon is paid.
> Refer to “Note 25 – Long-term debt” in V – Consolidated financial statements – Credit Suisse Group for further information.

25 Accumulated other comprehensive income
	Gains/ (losses) on cash flow hedges	Cumulative translation adjustments	Unrealized gains/ (losses) on securities	Actuarial gains/ (losses)	Net prior service credit/ (cost)	Gains/ (losses) on liabilities relating to credit risk	Accumu- lated other compre- hensive income/ (loss)
2016 (CHF million)
Balance at beginning of period	6	(12,751)	50	(612)	3	–	(13,304)
Increase/(decrease)	(6)	410	2	131	(1)	(1,083)	(547)
Decrease due to equity method investments	0	0	0	0	0	0	0
Reclassification adjustments, included in net income/(loss)	(16)	72	0	79	0	0	135
Cumulative effect of accounting changes, net of tax	0	0	0	0	0	465	465
Total increase/(decrease)	(22)	482	2	210	(1)	(618)	53
Balance at end of period	(16)	(12,269)	52	(402)	2	(618)	(13,251)
2015 (CHF million)
Balance at beginning of period	(18)	(11,623)	56	(656)	17	–	(12,224)
Increase/(decrease)	0	(1,133)	(5)	(30)	(1)	–	(1,169)
Decrease due to equity method investments	0	(1)	0	0	0	–	(1)
Reclassification adjustments, included in net income/(loss)	24	6	(1)	74	(13)	–	90
Total increase/(decrease)	24	(1,128)	(6)	44	(14)	–	(1,080)
Balance at end of period	6	(12,751)	50	(612)	3	–	(13,304)
2014 (CHF million)
Balance at beginning of period	9	(13,738)	35	(714)	3	–	(14,405)
Increase/(decrease)	(11)	2,115	21	14	20	–	2,159
Reclassification adjustments, included in net income/(loss)	(16)	0	0	44	(6)	–	22
Total increase/(decrease)	(27)	2,115	21	58	14	–	2,181
Balance at end of period	(18)	(11,623)	56	(656)	17	–	(12,224)
Refer to "Note 27 - Tax" and "Note 30 - Pension and other post-retirement benefits" for income tax expense/(benefit) on the movements of accumulated other comprehensive income/(loss).
Details of significant reclassification adjustments
in	2016		2015	2014
Reclassification adjustments, included in net income/(loss) (CHF million)
Cumulative translation adjustments
Reclassification adjustments	72	[1]	6	0
Actuarial gains/(losses)
Amortization of recognized actuarial losses [2]	123		98	62
Tax expense/(benefit)	(44)		(24)	(18)
Net of tax	79		74	44
1
Includes net releases of CHF 59 million on the sale of Credit Suisse (Gibraltar) Limited and net releases of CHF 17 million on the liquidation of Credit Suisse Principal Investments Limited and AJP Cayman Ltd. These were reclassified from cumulative translation adjustments and included in net income in other revenues.

2 These components are included in the computation of total benefit costs. Refer to "Note 30 – Pension and other post-retirement benefits" for further information.

26 Offsetting of financial assets and financial liabilities
> Refer to “Note 27 – Offsetting of financial assets and financial liabilities” in V – Consolidated financial statements – Credit Suisse Group for further information.
Offsetting of derivatives
end of	2016		2015
	Derivative assets	Derivative liabilities	Derivative assets	Derivative liabilities
Gross derivatives subject to enforceable master netting agreements (CHF billion)
OTC-cleared	8.2	7.5	15.7	14.5
OTC	129.0	121.6	152.9	146.3
Exchange-traded	0.1	0.1	0.0	0.0
Interest rate products	137.3	129.2	168.6	160.8
OTC	59.3	69.2	58.1	68.2
Exchange-traded	0.0	0.1	0.3	0.3
Foreign exchange products	59.3	69.3	58.4	68.5
OTC	11.2	11.6	12.0	13.5
Exchange-traded	11.5	13.0	8.9	11.2
Equity/index-related products	22.7	24.6	20.9	24.7
OTC-cleared	2.1	2.3	3.8	4.0
OTC	5.8	6.2	13.5	12.4
Credit derivatives	7.9	8.5	17.3	16.4
OTC-cleared	0.0	0.0	0.0	0.1
OTC	2.2	1.1	2.7	1.5
Exchange-traded	0.0	0.1	0.0	0.2
Other products	2.2	1.2	2.7	1.8
OTC-cleared	10.3	9.8	19.5	18.6
OTC	207.5	209.7	239.2	241.9
Exchange-traded	11.6	13.3	9.2	11.7
Total gross derivatives subject to enforceable master netting agreements	229.4	232.8	267.9	272.2
Offsetting (CHF billion)
OTC-cleared	(8.5)	(7.8)	(19.0)	(18.6)
OTC	(188.5)	(199.1)	(217.1)	(226.7)
Exchange-traded	(11.1)	(11.9)	(9.0)	(9.8)
Offsetting	(208.1)	(218.8)	(245.1)	(255.1)
of which counterparty netting	(184.6)	(184.6)	(223.0)	(223.0)
of which cash collateral netting	(23.5)	(34.2)	(22.1)	(32.1)
Net derivatives presented in the consolidated balance sheets (CHF billion)
OTC-cleared	1.8	2.0	0.5	0.0
OTC	19.0	10.6	22.1	15.2
Exchange-traded	0.5	1.4	0.2	1.9
Total net derivatives subject to enforceable master netting agreements	21.3	14.0	22.8	17.1
Total derivatives not subject to enforceable master netting agreements [1]	5.8	6.4	6.0	6.5
Total net derivatives presented in the consolidated balance sheets	27.1	20.4	28.8	23.6
of which recorded in trading assets and trading liabilities	27.0	20.4	28.6	23.5
of which recorded in other assets and other liabilities	0.1	0.0	0.2	0.1
1 Represents derivatives where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

Offsetting of securities purchased under resale agreements and securities borrowing transactions
end of	2016				2015
	Gross	Offsetting	Net		Gross	Offsetting	Net
Securities purchased under resale agreements and securities borrowing transactions (CHF billion)
Securities purchased under resale agreements	100.2	(26.9)	73.3		92.4	(19.6)	72.8
Securities borrowing transactions	24.0	(4.5)	19.5		21.4	(3.9)	17.5
Total subject to enforceable master netting agreements	124.2	(31.4)	92.8		113.8	(23.5)	90.3
Total not subject to enforceable master netting agreements [1]	42.2	–	42.2		33.1	–	33.1
Total	166.4	(31.4)	135.0	[2]	146.9	(23.5)	123.4	[2]
1
Represents securities purchased under resale agreements and securities borrowing transactions where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

2 CHF 87,331 million and CHF 83,565 million of the total net amount as of December 31, 2016 and 2015, respectively, are reported at fair value.
Offsetting of securities sold under repurchase agreements and securities lending transactions
end of	2016				2015
	Gross	Offsetting	Net		Gross	Offsetting	Net
Securities sold under repurchase agreements and securities lending transactions (CHF billion)
Securities sold under repurchase agreements	51.3	(29.0)	22.3		43.2	(21.4)	21.8
Securities lending transactions	8.3	(2.4)	5.9		9.8	(2.1)	7.7
Obligation to return securities received as collateral, at fair value	31.9	0.0	31.9		19.4	0.0	19.4
Total subject to enforceable master netting agreements	91.5	(31.4)	60.1		72.4	(23.5)	48.9
Total not subject to enforceable master netting agreements [1]	5.5	–	5.5		26.2	–	26.2
Total	97.0	(31.4)	65.6		98.6	(23.5)	75.1
of which securities sold under repurchase agreements and securities lending transactions	64.4	(31.4)	33.0	[2]	70.1	(23.5)	46.6	[2]
of which obligation to return securities received as collateral, at fair value	32.6	0.0	32.6		28.5	0.0	28.5
1
Represents securities sold under repurchase agreements and securities lending transactions where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

2 CHF 19,634 million and CHF 32,398 million of the total net amount as of December 31, 2016 and 2015, respectively, are reported at fair value.
Amounts not offset in the consolidated balance sheets
end of	2016						2015
	Net	Financial instruments	[1]	Cash collateral received/ pledged	[1]	Net exposure	Net	Financial instruments	[1]	Cash collateral received/ pledged	[1]	Net exposure
Financial assets subject to enforceable master netting agreements (CHF billion)
Derivatives	21.3	6.3		0.0		15.0	22.8	6.2		0.8		15.8
Securities purchased under resale agreements	73.3	73.3		0.0		0.0	72.8	72.8		0.0		0.0
Securities borrowing transactions	19.5	18.6		0.0		0.9	17.5	17.1		0.0		0.4
Total financial assets subject to enforceable master netting agreements	114.1	98.2		0.0		15.9	113.1	96.1		0.8		16.2
Financial liabilities subject to enforceable master netting agreements (CHF billion)
Derivatives	14.0	3.3		0.0		10.7	17.1	3.4		0.0		13.7
Securities sold under repurchase agreements	22.3	22.3		0.0		0.0	21.8	21.8		0.0		0.0
Securities lending transactions	5.9	5.7		0.0		0.2	7.7	7.4		0.0		0.3
Obligation to return securities received as collateral, at fair value	31.9	30.4		0.0		1.5	19.4	18.5		0.0		0.9
Total financial liabilities subject to enforceable master netting agreements	74.1	61.7		0.0		12.4	66.0	51.1		0.0		14.9
1
The total amount reported in financial instruments (recognized financial assets and financial liabilities and non-cash financial collateral) and cash collateral is limited to the amount of the related instruments presented in the consolidated balance sheets and therefore any over-collateralization of these positions is not included.

27 Tax
Details of current and deferred taxes
in	2016	2015	2014
Current and deferred taxes (CHF million)
Switzerland	91	(25)	56
Foreign	499	462	624
Current income tax expense	590	437	680
Switzerland	(166)	166	(384)
Foreign	(67)	(164)	1,003
Deferred income tax expense	(233)	2	619
Income tax expense	357	439	1,299
Income tax expense on discontinued operations	0	0	40
Income tax expense/(benefit) reported in shareholder's equity related to:
Gains/(losses) on cash flow hedges	(6)	(4)	4
Cumulative translation adjustment	(4)	(14)	(117)
Unrealized gains/(losses) on securities	1	(3)	7
Actuarial gains/(losses)	87	14	(27)
Net prior service cost	0	(9)	9
Share-based compensation and treasury shares	106	28	68
Reconciliation of taxes computed at the Swiss statutory rate
in	2016	2015	2014
Income/(loss) from continuing operations before taxes (CHF million)
Switzerland	1,677	1,315	(179)
Foreign	(4,445)	(4,253)	3,140
Income/(loss) from continuing operations before taxes	(2,768)	(2,938)	2,961
Reconciliation of taxes computed at the Swiss statutory rate (CHF million)
Income tax expense/(benefit) computed at the statutory tax rate of 22%	(609)	(646)	651
Increase/(decrease) in income taxes resulting from
Foreign tax rate differential	(541)	(731)	347
Non-deductible amortization of other intangible assets and goodwill impairment	1	1,432	6
Other non-deductible expenses	1,533	389	666
Additional taxable income	87	15	2
Lower taxed income	(216)	(272)	(265)
(Income)/loss taxable to noncontrolling interests	(10)	7	(173)
Changes in tax law and rates	145	347	151
Changes in deferred tax valuation allowance	76	(108)	1,071
Change in recognition of outside basis difference	211	262	(450)
Tax deductible impairments of Swiss subsidiary investments	(68)	(258)	(555)
Other	(252)	2	(152)
Income tax expense	357	439	1,299
2016
Foreign tax rate differential of CHF 541 million reflected a foreign tax benefit mainly driven by losses made in higher tax jurisdictions, such as the US, partially offset by foreign tax rate differential related to profits earned in lower tax jurisdictions, mainly the Bahamas. The foreign tax rate expense of CHF 432 million was not only impacted by the foreign tax benefit based on statutory tax rates but also by tax impacts related to additional reconciling items as explained below.
Other non-deductible expenses of CHF 1,533 million included the impact of CHF 983 million related to the non-deductible portion of the litigation provisions and settlement charges, CHF 420 million relating to non-deductible interest expenses, CHF 52 million related to non-deductible bank levy costs and other non-deductible compensation expenses and management costs, CHF 31 million related to non-deductible foreign exchange losses, CHF 25 million related to onerous lease provisions, and other various smaller non-deductible expenses of CHF 22 million.

Lower taxed income of CHF 216 million included a tax benefit of CHF 71 million related to non-taxable life insurance income, CHF 58 million related to non-taxable dividend income, CHF 19 million in respect of income taxed at rates lower than the statutory tax rate, CHF 11 million related to exempt income, and various smaller items.
Changes in tax law and rates of CHF 145 million reflected a tax expense of CHF 139 million caused by the reduction of deferred tax assets from the enactment of UK corporation tax rate changes, and CHF 6 million related to changes in other countries.
Changes in deferred tax valuation allowances of CHF 76 million included the net impact of the increase in valuation allowances on deferred tax assets of CHF 308 million, mainly in respect of four of the Bank’s operating entities, two in the UK, one in Hong Kong and one in Switzerland. Additionally, 2016 included an accrual of valuation allowances of CHF 91 million for previously recognized deferred tax assets in respect of one of the Bank’s operating entities in Hong Kong. Also included was a tax benefit from the release of valuation allowances of CHF 193 million, mainly in respect of one of the Bank’s operating entities in the UK. The change in UK corporation tax rates caused a release of valuation allowances of CHF 130 million in respect of four of the Bank’s operating entities in the UK.
Change in recognition of outside basis difference of CHF 211 million reflected a tax expense related to the expected reversal of the outside basis differences relating to Swiss subsidiary investments.
Other of CHF 252 million included a tax benefit of CHF 340 million relating to the re-assessment of deferred tax balances in Switzerland reflecting changes in forecasted future profitability and CHF 33 million from prior year adjustments, partially offset by CHF 89 million tax litigation expense and associated interest and penalties relating to two Italian income tax matters which have been resolved as part of an agreement with the Italian tax authorities, and CHF 22 million relating to the increase of tax contingency accruals. The remaining balance included various smaller items.
> Refer to “Note 38 – Litigation” for further information on the Italian tax matters.
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
As of December 31, 2016, the Bank had accumulated undistributed earnings from foreign subsidiaries of CHF 5.0 billion. No deferred tax liability was recorded in respect of those amounts as these earnings are considered indefinitely reinvested. It is not practicable to estimate the amount of unrecognized deferred tax liabilities for these undistributed foreign earnings.
Deferred tax assets and liabilities
end of	2016	2015
Deferred tax assets and liabilities (CHF million)
Compensation and benefits	1,990	2,316
Loans	326	326
Investment securities	467	547
Provisions	1,341	1,718
Derivatives	100	117
Real estate	346	340
Net operating loss carry-forwards	6,523	5,831
Other	116	113
Gross deferred tax assets before valuation allowance	11,209	11,308
Less valuation allowance	(4,168)	(3,898)
Gross deferred tax assets net of valuation allowance	7,041	7,410
Compensation and benefits	(238)	(211)
Loans	(29)	(31)
Investment securities	(251)	(273)
Provisions	(359)	(449)
Business combinations	(1)	(1)
Derivatives	(238)	(187)
Leasing	(8)	(18)
Real estate	(51)	(66)
Other	(147)	(147)
Gross deferred tax liabilities	(1,322)	(1,383)
Net deferred tax assets	5,719	6,027
of which deferred tax assets	5,815	6,068
of which net operating losses	2,172	1,753
of which deductible temporary differences	3,643	4,315
of which deferred tax liabilities	(96)	(41)
The decrease in net deferred tax assets from 2015 to 2016 of CHF 308 million was primarily due to the impact of CHF 750 million in connection with the establishment of Credit Suisse (Schweiz) AG and the tax impacts directly recorded in equity and other comprehensive income, mainly related to the net impact of share-based compensation, pension plan re-measurement and other tax recorded directly in equity of CHF 229 million. These decreases were partially offset by an increase of deferred tax assets of CHF 176 million from the re-measurement of deferred tax balances in Switzerland and Hong Kong, CHF 289 million related to current year earnings, and foreign exchange translation gains of CHF 206 million, which are included within the currency translation adjustments recorded in accumulated other comprehensive income/(loss) (AOCI).
Due to uncertainty concerning its ability to generate the necessary amount and mix of taxable income in future periods, the Bank recorded a valuation allowance against deferred tax assets in the amount of CHF 4.2 billion as of December 31, 2016 compared to CHF 3.9 billion as of December 31, 2015.

Amounts and expiration dates of net operating loss carry-forwards
end of 2016	Total
Net operating loss carry-forwards (CHF million)
Due to expire within 1 year	1,505
Due to expire within 2 to 5 years	3,277
Due to expire within 6 to 10 years	9,556
Due to expire within 11 to 20 years	5,376
Amount due to expire	19,714
Amount not due to expire	17,556
Total net operating loss carry-forwards	37,270
Movements in the valuation allowance
in	2016	2015	2014
Movements in the valuation allowance (CHF million)
Balance at beginning of period	3,898	4,107	2,704
Net changes	270	(209)	1,403
Balance at end of period	4,168	3,898	4,107
Tax benefits associated with share-based compensation
in	2016	2015	2014
Tax benefits associated with share-based compensation (CHF million)
Tax benefits recorded in the consolidated statements of operations [1]	390	447	506
Windfall tax benefits/(shortfall tax charges) recorded in additional paid-in capital	(110)	(28)	(69)
Tax benefits in respect of tax on dividend equivalent payments	0	0	1
1 Calculated at the statutory tax rate before valuation allowance considerations.
> Refer to “Note 28 – Employee deferred compensation” for further information on share-based compensation.
Windfall deductions and dividend equivalents aggregating CHF 1.1 billion and CHF 1.1 billion at the end of 2016 and 2015, respectively, did not result in a reduction of income taxes payable because certain entities were in a net operating loss position. When the income tax benefit of these deductions is realized, an estimated CHF 85 million tax benefit will be recorded in retained earnings.
> Refer to “Note 2 – Recently issued accounting standards” for further information on the adoption of ASU 2016-09.
Uncertain tax positions
Reconciliation of the beginning and ending amount of gross unrecognized tax benefits
in	2016	2015	2014
Movements in gross unrecognized tax benefits (CHF million)
Balance at beginning of period	360	382	416
Increases in unrecognized tax benefits as a result of tax positions taken during a prior period	52	44	2
Decreases in unrecognized tax benefits as a result of tax positions taken during a prior period	(43)	(3)	(47)
Increases in unrecognized tax benefits as a result of tax positions taken during the current period	17	15	37
Decreases in unrecognized tax benefits relating to settlements with tax authorities	(2)	0	(10)
Reductions to unrecognized tax benefits as a result of a lapse of the applicable statute of limitations	(7)	(22)	(24)
Other (including foreign currency translation)	24	(56)	8
Balance at end of period	401	360	382
of which, if recognized, would affect the effective tax rate	401	360	382
Interest and penalties
in	2016	2015	2014
Interest and penalties (CHF million)
Interest and penalties recognized in the consolidated statements of operations	2	13	21
Interest and penalties recognized in the consolidated balance sheets	85	85	85
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
It is reasonably possible that there will be a decrease of between zero and CHF 116 million in unrecognized tax benefits within 12 months of the reporting date.
The Bank remains open to examination from federal, state, provincial or similar local jurisdictions from the following years onward in these major countries: Japan – 2012; Switzerland – 2011; Brazil – 2010; the US – 2010; the UK – 2009; and the Netherlands – 2005.
> Refer to “Note 28 – Tax” in V – Consolidated financial statements – Credit Suisse Group for further information.

28 Employee deferred compensation
Deferred compensation for employees
> Refer to “Note 29 – Employee deferred compensation” in V – Consolidated financial statements – Credit Suisse Group for further information.
The following tables show the compensation expense for deferred compensation awards granted in 2016 and prior years that was recognized in the consolidated statements of operations during 2016, 2015 and 2014, the total shares delivered, the estimated unrecognized compensation expense for deferred compensation awards granted in 2016 and prior years outstanding as of December 31, 2016 and the remaining requisite service period over which the estimated unrecognized compensation expense will be recognized. The recognition of compensation expenses for the deferred compensation awards granted in February 2017 began in 2017 and thus had no impact on the 2016 consolidated financial statements.
Deferred compensation expense
in	2016	2015	2014
Deferred compensation expense (CHF million)
Share awards	623	849	935
Performance share awards	369	562	610
Contingent Capital Awards	234	429	213
Contingent Capital share awards	30	–	–
Capital Opportunity Facility awards	13	16	13
Plus Bond awards [1]	5	22	36
2011 Partner Asset Facility awards [2]	0	2	7
Restricted Cash Awards	0	39	92
Scaled Incentive Share Units [3]	0	0	(3)
2008 Partner Asset Facility awards [4]	13	34	87
Other cash awards	331	398	394
Discontinued operations	0	0	(8)
Total deferred compensation expense	1,618	2,351	2,376

Total shares delivered (million)
Total shares delivered	41.5	43.8	36.5
1
Compensation expense primarily relates to mark-to-market changes of the underlying assets of the Plus Bonds and the amortization of the voluntary Plus Bonds elected in the first quarter of 2013 and expensed over a three-year vesting period.

2 Compensation expense mainly includes the change in the underlying fair value of the indexed assets prior to the Contingent Capital Awards conversion.
3 Including forfeitures and downward adjustments according to the plan terms and conditions.
4 Compensation expense mainly includes the change in the underlying fair value of the indexed assets during the period.
Estimated unrecognized deferred compensation
end of	2016
Estimated unrecognized compensation expense (CHF million)
Share awards	441
Performance share awards	119
Contingent Capital Awards	109
Contingent Capital share awards	24
Other cash awards	162
Total	855

Aggregate remaining weighted-average requisite service period (years)
Aggregate remaining weighted-average requisite service period	1.3
Does not include the estimated unrecognized compensation expense relating to grants made in 2017 for 2016.
Share awards
On February 15, 2017, the Bank granted 37.5 million share awards with a total value of CHF 562 million. The estimated unrecognized compensation expense of CHF 561 million was determined based on the >>>fair value of the award on the grant date, includes the current estimate of future forfeitures and will be recognized over the vesting period, subject to early retirement rules.
Share awards granted for previous years
For compensation year	2016	2015	2014
Share awards granted for previous years
Shares awarded (million)	37.5	28.7	36.9
Value of shares awarded (CHF million)	562	547	636
On February 15, 2017, the Bank granted 2.4 million blocked shares with a total value of CHF 37 million that vested immediately upon grant, have no future service requirements and were attributed to services performed in 2016.
Blocked share awards granted for previous years
For compensation year	2016	2015	2014
Blocked share awards granted for previous years
Shares awarded (million)	2.4	0.6	1.5
Value of shares awarded (CHF million)	37	12	35

Share award activities
	2016		2015			2014
	Number of share awards in million	Weighted- average grant-date fair value in CHF	Number of share awards in million		Weighted- average grant-date fair value in CHF	Number of share awards in million	Weighted- average grant-date fair value in CHF
Share awards
Balance at beginning of period	78.9	21.56	76.5		28.63	72.2	30.07
Granted	38.0	17.59	46.1	[1]	16.49	37.3	27.60
Settled	(37.1)	22.68	(39.8)		29.02	(29.1)	30.41
Forfeited	(9.1)	21.88	(3.9)		24.03	(3.9)	32.24
Balance at end of period	70.7	18.78	78.9		21.56	76.5	28.63
of which vested	8.1	–	4.7		–	6.1	–
of which unvested	62.6	–	74.2		–	70.4	–
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

Performance share awards
On February 15, 2017, the Bank granted 29.5 million performance share awards with a total value of CHF 448 million. The estimated unrecognized compensation expense of CHF 443 million was determined based on the fair value of the award at the grant date, includes the current estimated outcome of the relevant performance criteria and estimated future forfeitures and will be recognized over the vesting period.
Performance share awards granted for previous years
For compensation year	2016	2015	2014
Performance share awards granted for previous years
Performance shares awarded (million)	29.5	21.2	30.3
Value of performance shares awarded (CHF million)	448	427	523
Performance share award activities
	2016		2015			2014
	Number of performance share awards in million	Weighted- average grant-date fair value in CHF	Number of performance share awards in million		Weighted- average grant-date fair value in CHF	Number of performance share awards in million	Weighted- average grant-date fair value in CHF
Performance share awards
Balance at beginning of period	55.3	21.01	47.5		26.89	40.7	25.51
Granted	21.3	18.62	32.1	[1]	16.11	24.0	28.13
Settled	(26.3)	22.66	(23.0)		26.25	(15.8)	25.27
Forfeited	(2.3)	18.98	(1.3)		21.78	(1.4)	26.28
Balance at end of period	48.0	19.12	55.3		21.01	47.5	26.89
of which vested	6.8	–	3.3		–	3.2	–
of which unvested	41.2	–	52.0		–	44.3	–
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

Contingent Capital Awards
On February 15, 2017, the Bank awarded CHF 228 million of Contingent Capital Awards (CCA) that will be expensed over the vesting period from the grant date. The estimated unrecognized compensation expense of CHF 216 million was determined based on the fair value of the award on the grant date and includes the current estimated outcome of the relevant performance criteria, the estimated future forfeitures and the expected semi-annual cash payments of interest and will be recognized over the vesting period.
Contingent Capital Awards granted for previous years
For compensation year	2016	2015	2014
Contingent Capital Awards granted for previous years
CCA awarded (CHF million)	228	217	355
Contingent Capital share awards
In March 2016, the Bank executed a voluntary exchange offer, under which employees had the right to voluntarily convert all or a portion of their respective CCA into Contingent Capital share awards at a conversion price of CHF 14.57. CCA holders elected to convert CHF 213 million of their CCA into Contingent Capital share awards during the election period. This fair value represented an approximate conversion rate of 15%. Each Contingent Capital share award had a grant-date fair value of CHF 14.45 and contains the same contractual term, vesting period, performance criteria and other terms and conditions as the original CCA.
Contingent Capital share award activities
2016
Contingent Capital share awards
Balance at beginning of period	–
Granted	15.5
Settled	(2.5)
Forfeited	(0.3)
Balance at end of period	12.7
of which vested	1.0
of which unvested	11.7
Other variable compensation
In 2016, the Bank granted deferred share and cash retention awards of CHF 249 million relating to the reorganization of the Global Markets and Investment Banking & Capital Markets businesses. Amortization of these awards in 2016 of CHF 118 million was recognized in the Corporate Center.
29 Related parties
The Group owns all of the Bank’s outstanding voting registered shares. The Bank is involved in significant financing and other transactions with subsidiaries of the Group. The Bank generally enters into these transactions in the ordinary course of business and believes that these transactions are generally on market terms that could be obtained from unrelated third parties.
> Refer to “Note 30 – Related parties” in V – Consolidated financial statements – Credit Suisse Group for further information.
Related party assets and liabilities
end of	2016	2015
Assets (CHF million)
Cash and due from banks	966	1,345
Interest-bearing deposits with banks	2,350	4,091
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	289	387
Trading assets	147	143
Net loans	6,687	5,154
Other assets	46	89
Total assets	10,485	11,209
Liabilities (CHF million)
Due to banks/customer deposits	1,670	1,838
Trading liabilities	24	87
Long-term debt	4,173	4,092
Other liabilities	246	232
Total liabilities	6,113	6,249
Related party revenues and expenses
in	2016	2015	2014
Revenues (CHF million)
Interest and dividend income	4	5	70
Interest expense	(273)	(269)	(223)
Net interest income	(269)	(264)	(153)
Commissions and fees	29	4	(11)
Other revenues	170	169	178
Net revenues	(70)	(91)	14
Expenses (CHF million)
Total operating expenses	144	193	165
Related party guarantees
end of	2016	2015
Guarantees (CHF million)
Credit guarantees and similar instruments	1	0
Performance guarantees and similar instruments	1	0
Other guarantees	34	65
Total guarantees	36	65

Executive Board and Board of Directors loans
	2016		2015	2014
Loans to members of the Executive Board (CHF million)
Balance at beginning of period	26	[1]	5	10
Additions	6		21	3
Reductions	(7)		0	(8)
Balance at end of period	25	[1]	26	5
Loans to members of the Board of Directors (CHF million)
Balance at beginning of period	8	[2]	16	55
Additions	3		1	6
Reductions	(1)		(9)	(45)
Balance at end of period	10	[2]	8	16
1 The number of individuals with outstanding loans at the beginning and the end of the year was six and seven, respectively.
2 The number of individuals with outstanding loans at the beginning and the end of the year was three and four, respectively.
Liabilities due to own pension funds
Liabilities due to the Bank’s own defined benefit pension funds as of December 31, 2016 and 2015 of CHF 521 million and CHF 1,580 million, respectively, were reflected in various liability accounts in the Bank’s consolidated balance sheets.
30 Pension and other post-retirement benefits
The Bank participates in a defined benefit pension plan sponsored by the Group and has defined contribution pension plans, single-employer defined benefit pension plans and other post-retirement defined benefit plans. The Bank’s principal plans are located in Switzerland, the US and the UK.
Defined contribution pension plans
The Bank contributes to various defined contribution pension plans primarily in the US and the UK as well as other countries throughout the world. During 2016, 2015 and 2014, the Bank contributed to these plans and recognized as expense CHF 160 million, CHF 156 million and CHF 181 million, respectively.
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
Group pension plan
The Bank covers pension requirements for its employees in Switzerland by participating in a defined benefit pension plan sponsored by the Group (Group plan), the Group’s most significant defined benefit pension plan. The Group plan provides benefits in the event of retirement, death and disability. Various legal entities within the Group participate in the Group plan, which is set up as an independent trust domiciled in Zurich. Benefits in the Group plan are determined on the basis of the accumulated employer and employee contributions and accumulated interest credited. In accordance with US GAAP, the Group accounts for the Group plan as a single-employer defined benefit pension plan and uses the projected unit credit actuarial method to determine the net periodic benefit costs, the PBO and the accumulated benefit obligation (ABO). The Bank accounts for the defined benefit pension plan sponsored by the Group as a multi-employer pension plan because other legal entities within the Group also participate in the Group plan and the assets contributed by the Bank are not segregated into a separate account or restricted to provide benefits only to employees of the Bank. The assets contributed by the Bank are commingled with the assets contributed by the other legal entities of the Group and can be used to provide benefits to any employee of any participating legal entity. The Bank’s contributions to the Group plan comprise 95% of the total assets contributed to the Group plan by all participating legal entities on an annual basis.
The Bank accounts for the Group plan on a defined contribution basis whereby it only recognizes the amounts required to be contributed to the Group plan during the period as net periodic pension expense and only recognizes a liability for any contributions due and unpaid. No other expenses or balance sheet amounts related to the Group plan were recognized by the Bank. In the savings section of the Group plan, the Bank’s contribution varies between 7.5% and 25% of the pensionable salary depending on the employees’ age.
During 2016, 2015 and 2014, the Bank contributed and recognized as expense CHF 422 million, CHF 389 million and CHF 415 million to the Group plan, respectively. The Bank expects to contribute CHF 388 million to the Group plan during 2017. If the Bank had accounted for the Group plan as a single-employer defined benefit plan, the net periodic pension expense recognized by the Bank during 2016, 2015 and 2014 would have been lower by CHF 260 million, CHF 206 million and CHF 277 million, respectively, and the Bank would have recognized CHF 238 million, CHF 252 million and CHF 48 million, respectively, as amortization of actuarial losses and prior service cost for the Group plan.

As of December 31, 2016 and 2015, the ABO of the Group plan was CHF 15.0 billion and CHF 15.2 billion, the PBO was CHF 15.9 billion and CHF 16.1 billion and the >>>fair value of plan assets was CHF 16.0 billion and CHF 15.6 billion, respectively. As of December 31, 2016 and 2015, the Group plan was overfunded on an ABO basis by CHF 989 million and CHF 442 million, respectively. On a PBO basis, the Group plan was overfunded by CHF 66 million and underfunded by CHF 486 million as of December 31, 2016 and 2015, respectively. If the Bank had accounted for the Group plan as a defined benefit pension plan, the Bank would have had to recognize the overfunding of the Group plan on a PBO basis of CHF 63 million as an asset as of December 31, 2016 and the underfunding of CHF 462 million as a liability as of December 31, 2015 in the consolidated balance sheets.
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
Components of total benefit costs
	International single-employer defined benefit pension plans			Other post-retirement defined benefit plans
in	2016	2015	2014	2016	2015	2014
Total benefit costs (CHF million)
Service costs on benefit obligation	20	21	19	0	0	0
Interest costs on benefit obligation	124	129	134	8	7	7
Expected return on plan assets	(175)	(195)	(178)	0	0	0
Amortization of recognized prior service cost/(credit)	0	0	0	0	(23)	(9)
Amortization of recognized actuarial losses/(gains)	41	84	52	10	14	9
Net periodic benefit costs/(credits)	10	39	27	18	(2)	7
Settlement losses/(gains)	72	(1)	(2)	0	0	0
Total benefit costs/(credits)	82	38	25	18	(2)	7
Total benefit costs reflected in compensation and benefits – other for 2016, 2015 and 2014 were CHF 100 million, CHF 36 million and CHF 32 million, respectively. During the second half of 2016, lump-sum settlement offers were made to terminated vested members of the pension fund in the US. As a result of members accepting this offer, there was an additional cost of CHF 72 million relating to the settlement of pension obligations for these members.

Benefit obligation
The following table shows the changes in the PBO, the ABO, the fair value of plan assets and the amounts recognized in the consolidated balance sheets for the international single-employer defined benefit pension plans and other post-retirement defined benefit plans.
Obligations and funded status of the plans
	International single-employer defined benefit pension plans		Other post-retirement defined benefit plans
in / end of	2016	2015	2016	2015
PBO (CHF million) [1]
Beginning of the measurement period	3,366	3,539	180	178
Service cost	20	21	0	0
Interest cost	124	129	8	7
Settlements	(278)	0	0	0
Special termination benefits	1	2	0	0
Actuarial losses/(gains)	476	(97)	1	4
Benefit payments	(150)	(113)	(11)	(10)
Exchange rate losses/(gains)	(222)	(115)	6	1
End of the measurement period	3,337	3,366	184	180
Fair value of plan assets (CHF million)
Beginning of the measurement period	3,712	3,876	0	0
Actual return on plan assets	824	62	0	0
Employer contributions	232	19	11	10
Settlements	(278)	0	0	0
Benefit payments	(150)	(113)	(11)	(10)
Exchange rate gains/(losses)	(340)	(132)	0	0
End of the measurement period	4,000	3,712	0	0
Total funded status recognized (CHF million)
Funded status of the plan – over/(underfunded)	663	346	(184)	(180)
Funded status recognized in the consolidated balance sheet as of December 31	663	346	(184)	(180)
Total amount recognized (CHF million)
Noncurrent assets	995	825	0	0
Current liabilities	(11)	(9)	(12)	(11)
Noncurrent liabilities	(321)	(470)	(172)	(169)
Total amount recognized in the consolidated balance sheet as of December 31	663	346	(184)	(180)
ABO (CHF million) [2]
End of the measurement period	3,281	3,315	184	180
1 Including estimated future salary increases.
2 Excluding estimated future salary increases.
The total net amount recognized in the consolidated balance sheets as of December 31, 2016 and 2015 was an overfunding of CHF 479 million and CHF 166 million, respectively.
In 2016 and 2015, the Bank made contributions of CHF 232 million and CHF 19 million, respectively, to the international single-employer defined benefit pension plans and CHF 11 million and CHF 10 million to the other post-retirement defined benefit plans. In 2017, the Bank expects to contribute CHF 22 million to the international single-employer defined benefit pension plans and CHF 12 million to other post-retirement defined benefit plans.
PBO or ABO in excess of plan assets
The following table shows the aggregate PBO and ABO, as well as the aggregate fair value of plan assets for those plans with PBO in excess of plan assets and those plans with ABO in excess of plan assets as of December 31, 2016 and 2015, respectively.

Defined benefit pension plans in which PBO or ABO exceeded plan assets
	PBO exceeds fair value of plan assets		[1]	ABO exceeds fair value of plan assets		[1]
December 31	2016	2015		2016	2015
CHF million
PBO	1,426	1,630		1,407	1,613
ABO	1,391	1,600		1,378	1,589
Fair value of plan assets	1,095	1,152		1,079	1,137
1 Includes only those defined benefit pension plans where the PBO/ABO exceeded the fair value of plan assets.
Amount recognized in AOCI and other comprehensive income
The following table shows the actuarial gains/(losses) and prior service credit/(cost) which were recorded in AOCI and subsequently recognized as components of net periodic benefit costs.
Amounts recognized in AOCI, net of tax
	International single-employer defined benefit pension plans		Other post-retirement defined benefit plans		Total
end of	2016	2015	2016	2015	2016	2015
Amounts recognized in AOCI (CHF million)
Actuarial gains/(losses)	(363)	(569)	(39)	(43)	(402)	(612)
Prior service credit/(cost)	(1)	0	3	3	2	3
Total	(364)	(569)	(36)	(40)	(400)	(609)
The following tables show the changes in other comprehensive income due to actuarial gains/(losses) and prior service credit/(cost) recognized in AOCI during 2016 and 2015 and the amortization of the aforementioned items as components of net periodic benefit costs for these periods, as well as the amounts expected to be amortized in 2017.
Amounts recognized in other comprehensive income
	International single-employer defined benefit pension plans			Other post-retirement defined benefit plans
in	Gross	Tax	Net	Gross	Tax	Net	Total net
2016 (CHF million)
Actuarial gains/(losses)	174	(44)	130	(1)	0	(1)	129
Amortization of actuarial losses/(gains)	41	(12)	29	10	(4)	6	35
Immediate recognition due to curtailment/settlement	72	(27)	45	0	0	0	45
Total	287	(83)	204	9	(4)	5	209
2015 (CHF million)
Actuarial gains/(losses)	(36)	8	(28)	(4)	2	(2)	(30)
Amortization of actuarial losses/(gains)	84	(19)	65	14	(5)	9	74
Amortization of prior service cost/(credit)	0	0	0	(23)	9	(14)	(14)
Immediate recognition due to curtailment/settlement	(1)	0	(1)	0	0	0	(1)
Total	47	(11)	36	(13)	6	(7)	29

Amounts in AOCI, net of tax, expected to be amortized in 2017
in 2017	International single-employer defined benefit pension plans	Other post-retirement defined benefit plans
CHF million
Amortization of actuarial losses/(gains)	48	5
Total	48	5
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
Weighted-average assumptions used to determine net periodic benefit costs and benefit obligation
	International single-employer defined benefit pension plans			Other post-retirement defined benefit plans
December 31	2016	2015	2014	2016	2015	2014
Net periodic benefit cost (%)
Discount rate	4.05	3.82	4.71	4.50	4.20	5.10
Salary increases	3.56	4.19	4.31	–	–	–
Expected long-term rate of return on plan assets	5.07	6.00	6.16	–	–	–
Benefit obligation (%)
Discount rate	3.10	4.05	3.82	4.21	4.50	4.20
Salary increases	3.55	3.56	4.19	–	–	–
Mortality tables and life expectancies for major plans
			Life expectancy at age 65 for a male member currently								Life expectancy at age 65 for a female member currently
			aged 65				aged 45				aged 65				aged 45
December 31			2016		2015		2016		2015		2016		2015		2016		2015
Life expectancy (years)
UK	SPAS S2 light tables		24.0	[1]	24.0	[2]	25.5	[1]	26.1	[2]	25.1	[1]	25.2	[2]	26.8	[1]	27.4	[2]
US	RP-2014 mortality tables	[3]	21.4		21.3		22.6		22.6		23.3		23.2		24.4		24.3
1 95% of Self-Administered Pension Scheme (SAPS) S2 light tables was used, which included proposed CMI projections with a long-term rate of improvement of 1.5% per annum.
2 Core CMI projections were applied.
3 The Retirement Projection 2014 (RP-2014) mortality tables were used, with projections based on the Social Security Administrations' intermediate improvement scale.

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
Health care cost trend rates and sensitivity
in / end of	2016	2015	2014
Health care cost trend rate (%)
Annual weighted-average health care cost trend rate [1]	8.30	8.00	8.00
Increase/(decrease) in post-retirement expenses (CHF million)
One percentage point increase in health care cost trend rates	0.2	0.2	0.2
One percentage point decrease in health care cost trend rates	(0.2)	(0.2)	(0.3)
Increase/(decrease) in post-retirement benefit obligation (CHF million)
One percentage point increase in health care cost trend rates	4	4	5
One percentage point decrease in health care cost trend rates	(4)	(4)	(4)
1 The annual health care cost trend rate is assumed to decrease gradually to achieve the long-term health care cost trend rate of 5% by 2022.
The annual health care cost trend rate used to determine the defined benefit cost for 2017 is 8.30%.
Plan assets and investment strategy
> Refer to “Note 31 – Pension and other post-retirement benefits” in V –Consolidated financial statements – Credit Suisse Group for further information.
As of December 31, 2016 and 2015, no Group debt or equity securities were included in plan assets for the international single-employer defined benefit pension plans.
Fair value of plan assets
The following tables present the plan assets measured at fair value on a recurring basis as of December 31, 2016 and 2015, for the Bank’s defined benefits plans.
Plan assets measured at fair value on a recurring basis
end of	2016						2015
	Level 1	Level 2		Level 3	Assets measured at net asset value per share	Total	Level 1	Level 2		Level 3	Assets measured at net asset value per share	Total
Plan assets at fair value (CHF million)
Cash and cash equivalents	49	170		0	0	219	46	147		0	0	193
Debt securities	1,071	1,174		33	248	2,526	890	860		50	127	1,927
of which governments	491	7		0	0	498	368	7		0	0	375
of which corporates	580	1,167		33	248	2,028	522	853		50	127	1,552
Equity securities	196	187		0	226	609	208	424		0	337	969
Real estate – indirect	0	0		58	0	58	0	87		48	0	135
Alternative investments	0	321		0	177	498	0	230		0	157	387
of which hedge funds	0	0		0	177	177	0	0		0	157	157
of which other	0	321	[1]	0	0	321	0	230	[1]	0	0	230
Other investments	0	90		0	0	90	0	101		0	0	101
Total plan assets at fair value	1,316	1,942		91	651	4,000	1,144	1,849		98	621	3,712
1 Primarily related to derivative instruments.

Plan assets measured at fair value on a recurring basis for level 3
				Actual return on plan assets
	Balance at beginning of period	Transfers in	Transfers out	On assets still held at reporting date	On assets sold during the period	Purchases, sales, settlements	Foreign currency translation impact	Balance at end of period
2016 (CHF million)
Debt securities – corporates	50	6	0	0	(1)	(24)	2	33
Real estate – indirect	48	48	0	(14)	18	(44)	2	58
Total plan assets at fair value	98	54	0	(14)	17	(68)	4	91
2015 (CHF million)
Debt securities – corporates	61	0	(11)	(4)	0	5	(1)	50
Real estate – indirect	116	0	(86)	14	0	4	0	48
Total plan assets at fair value	177	0	(97)	10	0	9	(1)	98
Plan asset allocation
The following table shows the plan asset allocation as of the measurement date calculated based on the fair value at that date including the performance of each asset class.
Weighted-average plan asset allocation
December 31	2016	2015
Weighted-average plan asset allocation (%)
Cash and cash equivalents	5.5	5.2
Debt securities	63.2	51.9
Equity securities	15.3	26.1
Real estate	1.4	3.6
Alternative investments	12.4	10.4
Insurance	2.2	2.8
Total	100.0	100.0
The following table shows the target plan asset allocation for 2017 in accordance with the Bank’s investment strategy. The target plan asset allocation is used to determine the expected return on plan assets to be considered in the net periodic benefit costs for 2017.
Weighted-average target plan asset allocation for 2017
2017 (%)
Debt securities	72.3
Equity securities	12.2
Real estate	0.6
Alternative investments	12.4
Insurance	2.5
Total	100.0
Estimated future benefit payments for defined benefit plans
The following table shows the estimated future benefit payments for defined benefit pension and other post-retirement defined benefit plans.
Estimated future benefit payments for defined benefit plans
	International single-employer defined benefit pension plans	Other post-retirement defined benefit plans
Estimated future benefit payments (CHF million)
2017	87	12
2018	89	12
2019	93	13
2020	99	13
2021	121	13
For five years thereafter	615	60

31 Derivatives and hedging activities
> Refer to “Note 32 – Derivatives and hedging activities” in V – Consolidated financial statements – Credit Suisse Group for further information.
Hedge accounting
Cash flow hedges
As of the end of 2016, the maximum length of time over which the Bank hedged its exposure to the variability in future cash flows for forecasted transactions, excluding those forecasted transactions related to the payment of variable interest on existing financial instruments, was five years.
Fair value of derivative instruments
	Trading			Hedging			[1]
end of 2016	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)
Derivative instruments (CHF billion)
Forwards and forward rate agreements	8,321.9	3.3	3.2	0.0	0.0	0.0
Swaps	13,190.9	91.0	85.4	41.5	0.8	0.8
Options bought and sold (OTC)	2,164.4	43.1	41.1	0.0	0.0	0.0
Futures	522.1	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	468.0	0.2	0.2	0.0	0.0	0.0
Interest rate products	24,667.3	137.6	129.9	41.5	0.8	0.8
Forwards	1,212.7	19.2	20.8	11.0	0.1	0.0
Swaps	819.3	34.5	42.0	0.0	0.0	0.0
Options bought and sold (OTC)	416.8	8.1	8.4	4.8	0.0	0.0
Futures	17.8	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	4.1	0.0	0.0	0.0	0.0	0.0
Foreign exchange products	2,470.7	61.8	71.2	15.8	0.1	0.0
Forwards	1.3	0.0	0.0	0.0	0.0	0.0
Swaps	191.4	4.7	5.3	0.0	0.0	0.0
Options bought and sold (OTC)	206.8	8.0	7.7	0.0	0.0	0.0
Futures	41.5	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	355.9	11.6	13.1	0.0	0.0	0.0
Equity/index-related products	796.9	24.3	26.1	0.0	0.0	0.0
Credit derivatives [2]	558.7	8.1	9.2	0.0	0.0	0.0
Forwards	7.2	0.1	0.2	0.0	0.0	0.0
Swaps	20.1	2.0	1.4	0.0	0.0	0.0
Options bought and sold (OTC)	20.2	0.4	0.3	0.0	0.0	0.0
Futures	14.3	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	3.4	0.0	0.1	0.0	0.0	0.0
Other products [3]	65.2	2.5	2.0	0.0	0.0	0.0
Total derivative instruments	28,558.8	234.3	238.4	57.3	0.9	0.8
The notional amount, PRV and NRV (trading and hedging) was CHF 28,616.1 billion, CHF 235.2 billion and CHF 239.2 billion, respectively, as of December 31, 2016.
1 Relates to derivative contracts that qualify for hedge accounting under US GAAP.
2 Primarily credit default swaps.
3 Primarily precious metals, commodity and energy products.

Fair value of derivative instruments (continued)
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
2 Primarily credit default swaps.
3 Primarily precious metals, commodity, energy and emission products.

Fair value hedges
in	2016	2015	2014
Gains/(losses) recognized in income on derivatives (CHF million)
Interest rate products	(105)	(94)	(142)
Foreign exchange products	0	0	3
Total	(105)	(94)	(139)
Gains/(losses) recognized in income on hedged items (CHF million)
Interest rate products	97	76	136
Foreign exchange products	0	0	(3)
Total	97	76	133
Details of fair value hedges (CHF million)
Net gains/(losses) on the ineffective portion	(8)	(18)	(6)
Represents gains/(losses) recognized in trading revenues.
Cash flow hedges
in	2016		2015		2014
Gains/(losses) recognized in AOCI on derivatives (CHF million)
Interest rate products	(5)		21		40
Foreign exchange products	(3)		(17)		(47)
Total	(8)		4		(7)
Gains/(losses) reclassified from AOCI into income (CHF million)
Interest rate products	29	[1]	37	[1]	21	[2]
Foreign exchange products	(7)	[3]	(53)	[2,3]	(5)	[3]
Total	22		(16)		16
Details of cash flow hedges (CHF million)
Net gains on the ineffective portion [2] [2]	(1)		(12)		(1)
Represents gains/(losses) on effective portion.
1 Included in interest and other dividend income.
2 Included in trading revenues.
3 Included in total other operating expenses.
The net loss associated with cash flow hedges expected to be reclassified from AOCI within the next 12 months was CHF 6 million.
Net investment hedges
in	2016	2015	2014
Gains/(losses) recognized in AOCI on derivatives (CHF million)
Foreign exchange products	(537)	443	(1,672)
Total	(537)	443	(1,672)
Represents gains/(losses) on effective portion.
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
Contingent credit risk
end of	2016				2015
	Bilateral counterparties	Special purpose entities	Accelerated terminations	Total	Bilateral counterparties	Special purpose entities	Accelerated terminations	Total
Contingent credit risk (CHF billion)
Current net exposure	10.5	0.2	1.1	11.8	13.2	0.5	1.4	15.1
Collateral posted	9.5	0.2	–	9.7	12.3	0.5	–	12.8
Additional collateral required in a one-notch downgrade event	0.3	0.2	0.0	0.5	0.7	0.4	0.1	1.2
Additional collateral required in a two-notch downgrade event	1.3	0.4	0.5	2.2	1.8	0.7	0.6	3.1
Additional collateral required in a three-notch downgrade event	1.5	0.7	0.7	2.9	2.1	1.3	0.8	4.2

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
>>>Total return swaps (TRS) of CHF 7.8 billion and CHF 9.8 billion as of December 31, 2016 and 2015, respectively, were also excluded because a TRS does not expose the seller to potential loss from credit risk-related events specified in the contract. A TRS only provides protection against a loss in asset value and not against additional amounts as a result of specific credit events.
Credit protection sold/purchased
end of	2016						2015						[4]
	Credit protection sold	Credit protection purchased	[1]	Net credit protection (sold)/ purchased	Other protection purchased	Fair value of credit protection sold	Credit protection sold	Credit protection purchased	[1]	Net credit protection (sold)/ purchased	Other protection purchased	Fair value of credit protection sold
Single-name instruments (CHF billion)
Investment grade [2]	(72.4)	67.4		(5.0)	14.3	0.7	(172.8)	164.8		(8.0)	30.7	1.4
Non-investment grade	(30.3)	28.1		(2.2)	18.1	(1.0)	(58.9)	55.3		(3.6)	14.1	(2.4)
Total single-name instruments	(102.7)	95.5		(7.2)	32.4	(0.3)	(231.7)	220.1		(11.6)	44.8	(1.0)
of which sovereign	(27.7)	25.6		(2.1)	6.5	(0.9)	(47.5)	44.0		(3.5)	8.4	(1.2)
of which non-sovereign	(75.0)	69.9		(5.1)	25.9	0.6	(184.2)	176.1		(8.1)	36.4	0.2
Multi-name instruments (CHF billion)
Investment grade [2]	(115.0)	113.9		(1.1)	41.2	0.0	(114.5)	112.7		(1.8)	33.3	(0.8)
Non-investment grade	(20.9)	19.5	[3]	(1.4)	9.8	0.3	(29.0)	26.8	[3]	(2.2)	9.6	0.6
Total multi-name instruments	(135.9)	133.4		(2.5)	51.0	0.3	(143.5)	139.5		(4.0)	42.9	(0.2)
of which sovereign	(0.3)	0.2		(0.1)	0.7	0.1	(0.9)	1.1		0.2	0.0	0.0
of which non-sovereign	(135.6)	133.2		(2.4)	50.3	0.2	(142.6)	138.4		(4.2)	42.9	(0.2)
Total instruments (CHF billion)
Investment grade [2]	(187.4)	181.3		(6.1)	55.5	0.7	(287.3)	277.5		(9.8)	64.0	0.6
Non-investment grade	(51.2)	47.6		(3.6)	27.9	(0.7)	(87.9)	82.1		(5.8)	23.7	(1.8)
Total instruments	(238.6)	228.9		(9.7)	83.4	0.0	(375.2)	359.6		(15.6)	87.7	(1.2)
of which sovereign	(28.0)	25.8		(2.2)	7.2	(0.8)	(48.4)	45.1		(3.3)	8.4	(1.2)
of which non-sovereign	(210.6)	203.1		(7.5)	76.2	0.8	(326.8)	314.5		(12.3)	79.3	0.0
1 Represents credit protection purchased with identical underlyings and recoveries.
2 Based on internal ratings of BBB and above.
3 Includes synthetic securitized loan portfolios.
4 Prior period has been corrected.
The following table reconciles the notional amount of credit derivatives included in the table “Fair value of derivative instruments” to the table “Credit protection sold/purchased”.
Credit derivatives
end of	2016	2015
Credit derivatives (CHF billion)
Credit protection sold	238.6	375.2
Credit protection purchased	228.9	359.6
Other protection purchased	83.4	87.7
Other instruments [1]	7.8	9.4
Total credit derivatives	558.7	831.9
1 Consists of total return swaps and other derivative instruments.
Maturity of credit protection sold
end of	Maturity less than 1 year	Maturity between 1 to 5 years	Maturity greater than 5 years	Total
2016 (CHF billion)
Single-name instruments	24.2	72.7	5.8	102.7
Multi-name instruments	27.5	84.7	23.7	135.9
Total instruments	51.7	157.4	29.5	238.6
2015 (CHF billion) [1]
Single-name instruments	52.6	170.6	8.5	231.7
Multi-name instruments	24.3	102.2	17.0	143.5
Total instruments	76.9	272.8	25.5	375.2
1 Prior period has been corrected.

32 Guarantees and commitments
Guarantees
end of	Maturity less than 1 year	Maturity between 1 to 3 years	Maturity between 3 to 5 years	Maturity greater than 5 years	Total gross amount	Total net amount	[1]	Carrying value	Collateral received
2016 (CHF million)
Credit guarantees and similar instruments	1,955	500	262	402	3,119	2,900		12	2,038
Performance guarantees and similar instruments	5,019	1,514	163	237	6,933	5,943		74	3,057
Derivatives [2]	15,864	3,377	3,590	976	23,807	23,807		684	–	[3]
Other guarantees	3,326	835	561	578	5,300	5,296		43	3,591
Total guarantees	26,164	6,226	4,576	2,193	39,159	37,946		813	8,686
2015 (CHF million)
Credit guarantees and similar instruments	2,908	743	285	451	4,387	4,178		24	1,727
Performance guarantees and similar instruments	4,201	1,929	603	81	6,814	5,915		75	3,104
Derivatives [2]	23,528	10,061	3,149	1,451	38,189	38,189		755	–	[3]
Other guarantees	3,901	517	445	516	5,379	5,374		51	3,492
Total guarantees	34,538	13,250	4,482	2,499	54,769	53,656		905	8,323
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
> Refer to “Note 33 – Guarantees and commitments” in V – Consolidated financial statements – Credit Suisse Group for further information.
Deposit-taking banks and securities dealers in Switzerland and certain other European countries are required to ensure the payout of privileged deposits in case of specified restrictions or compulsory liquidation of a deposit-taking bank. In Switzerland, deposit-taking banks and securities dealers jointly guarantee an amount of up to CHF 6 billion. Upon occurrence of a payout event triggered by a specified restriction of business imposed by the >>>Swiss Financial Market Supervisory Authority FINMA (FINMA) or by the compulsory liquidation of another deposit-taking bank, the Bank’s contribution will be calculated based on its share of privileged deposits in proportion to total privileged deposits. Based on FINMA’s estimate for the Bank, the Bank’s share in the deposit insurance guarantee program for the period July 1, 2016 to June 30, 2017 is CHF 0.5 billion. These deposit insurance guarantees were reflected in other guarantees.
Representations and warranties on residential mortgage loans sold
In connection with the former Investment Banking division’s sale of US residential mortgage loans, the Bank has provided certain representations and warranties relating to the loans sold.
Lease commitments
Lease commitments (CHF million)
2017	575
2018	556
2019	502
2020	473
2021	370
Thereafter	3,271
Future operating lease commitments	5,747
Less minimum non-cancellable sublease rentals	153
Total net future minimum lease commitments	5,594
Rental expense for operating leases
in	2016	2015	2014
Rental expense for operating leases (CHF million)
Minimum rental expense	546	558	572
Sublease rental income	(89)	(92)	(81)
Total net expenses for operating leases	457	466	491

Operating lease commitments
Sale-leaseback transactions
During 2016, 2015 and 2014, the Bank entered into several smaller sale-leaseback transactions in respect of own property, which were all recognized as operating lease arrangements with lease terms of two years, between two and ten years and between five and ten years, respectively. The total contractual rental expenses were CHF 19 million for the 2016 sale-leaseback transactions, CHF 67 million for the 2015 sale-leaseback transactions and CHF 17 million for the 2014 sale-leaseback transactions.
Other commitments
end of	Maturity less than 1 year	Maturity between 1 to 3 years	Maturity between 3 to 5 years	Maturity greater than 5 years	Total gross amount		Total net amount	[1]	Collateral received
2016 (CHF million)
Irrevocable commitments under documentary credits	4,354	0	0	0	4,354		4,280		2,748
Irrevocable loan commitments	30,265	34,397	44,503	7,562	116,727	[2]	112,768		46,067
Forward reverse repurchase agreements	84	0	0	0	84		84		84
Other commitments	437	24	75	51	587		587		0
Total other commitments	35,140	34,421	44,578	7,613	121,752		117,719		48,899
2015 (CHF million)
Irrevocable commitments under documentary credits	4,020	4	3	0	4,027		3,932		2,468
Irrevocable loan commitments	33,776	45,286	44,755	13,586	137,403	[2]	133,583		63,275
Forward reverse repurchase agreements	48	0	0	0	48		48		48
Other commitments	404	124	29	168	725		726		6
Total other commitments	38,248	45,414	44,787	13,754	142,203		138,289		65,797
1 Total net amount is computed as the gross amount less any participations.
2
Irrevocable loan commitments do not include a total gross amount of CHF 92,471 million and CHF 95,025 million of unused credit limits as of December 31, 2016 and 2015, respectively, which were revocable at the Bank's sole discretion upon notice to the client.

33 Transfers of financial assets and variable interest entities
Transfers of financial assets
> Refer to “Note 34 – Transfers of financial assets and variable interest entities” in V – Credit Suisse Group – Consolidated financial statements for further information.
Securitizations
The following table provides the gains or losses and proceeds from the transfer of assets relating to 2016, 2015 and 2014 securitizations of financial assets that qualify for sale accounting and subsequent derecognition, along with the cash flows between the Bank and the SPEs used in any securitizations in which the Bank still has continuing involvement, regardless of when the securitization occurred.
Securitizations
in	2016		2015	2014
Gains and cash flows (CHF million)
CMBS
Net gain/(loss) [1]	(2)		1	7
Proceeds from transfer of assets	3,954		9,813	5,335
Cash received on interests that continue to be held	69		148	102
RMBS
Net gain/(loss) [1]	(4)		5	13
Proceeds from transfer of assets	9,866		20,062	22,728
Purchases of previously transferred financial assets or its underlying collateral	0		(1)	(4)
Servicing fees	2		3	2
Cash received on interests that continue to be held	529		457	444
Other asset-backed financings
Net gain [1]	26		24	29
Proceeds from transfer of assets	2,813	[2]	1,740	1,819
Fees [3]	137		0	0
Cash received on interests that continue to be held	2		3	17
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

2
Excludes a net impact of CHF 3,109 million from transfers of assets prior to January 1, 2016 related to certain variable interest entities deconsolidated as a result of the adoption of ASU 2015-02, Amendments to the Consolidation Analysis, on January 1, 2016.

3 Represents market making activity and voluntary repurchases at fair value where no repurchase obligations were present.
Continuing involvement in transferred financial assets
The following table provides the outstanding principal balance of assets to which the Bank continued to be exposed after the transfer of the financial assets to any SPE and the total assets of the SPE as of December 31, 2016 and 2015, regardless of when the transfer of assets occurred.
Principal amounts outstanding and total assets of SPEs resulting from continuing involvement
end of	2016		2015
CHF million
CMBS
Principal amount outstanding	28,779		40,625
Total assets of SPE	40,234		56,118
RMBS
Principal amount outstanding	38,319		54,164
Total assets of SPE	39,680		55,833
Other asset-backed financings
Principal amount outstanding	19,777	[1]	21,653
Total assets of SPE	36,049	[1]	22,787
Principal amount outstanding relates to assets transferred from the Bank and does not include principle amounts for assets transferred from third parties.
1
Includes a net impact of CHF 3,208 million in principal amount outstanding and of CHF 16,625 million in total assets of the SPE from transfers of assets prior to January 1, 2016 related to certain variable interest entities deconsolidated as a result of the adoption of ASU 2015-02, Amendments to the Consolidation Analysis, on January 1, 2016.

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
Key economic assumptions at the time of transfer
> Refer to “Note 34 – Financial instruments” for further information on the fair value hierarchy.

Key economic assumptions used in measuring fair value of beneficial interests at time of transfer
at time of transfer, in	2016							2015							2014
			CMBS				RMBS			CMBS				RMBS			CMBS				RMBS
CHF million, except where indicated
Fair value of beneficial interests			69				2,068			1,512				2,110			1,341				4,023
of which level 2			69				1,827			1,442				1,695			1,242				3,791
of which level 3			0				241			70				415			100				232
Weighted-average life, in years			8.4				7.2			8.2				9.0			4.1				7.7
Prepayment speed assumption (rate per annum), in % [1]			–	[2]	5.0	–	33.0			–	[2]	1.1	–	30.1			–	[2]	1.5	–	23.0
Cash flow discount rate (rate per annum), in % [3]	2.4	–	4.9		1.2	–	24.4	1.7	–	7.2		1.7	–	33.7	1.0	–	11.0		1.9	–	17.8
Expected credit losses (rate per annum), in %	0.0	–	0.0		2.5	–	11.2	0.7	–	5.9		0.5	–	15.9	1.0	–	2.2		0.4	–	15.3
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
Key economic assumptions as of the reporting date
The following table provides the sensitivity analysis of key economic assumptions used in measuring the fair value of beneficial interests held in SPEs as of December 31, 2016 and 2015.
Key economic assumptions used in measuring fair value of beneficial interests held in SPEs
end of	2016											2015
			CMBS	[1]			RMBS			Other asset- backed financing activities	[2]			CMBS	[1]			RMBS			Other asset- backed financing activities	[2]
CHF million, except where indicated
Fair value of beneficial interests			258				1,851			443				1,007				2,274			56
of which non-investment grade			70				523			32				73				581			55
Weighted-average life, in years			7.2				8.1			5.6				6.7				9.7			2.5
Prepayment speed assumption (rate per annum), in % [3]			–		2.0	–	26.9			–				–		1.0	–	37.1			–
Impact on fair value from 10% adverse change			–				(28.7)			–				–				(30.5)			–
Impact on fair value from 20% adverse change			–				(55.9)			–				–				(57.6)			–
Cash flow discount rate (rate per annum), in % [4]	2.3	–	28.8		1.7	–	47.2	0.8	–	21.2		2.1	–	13.3		1.5	–	35.5	5.7	–	21.2
Impact on fair value from 10% adverse change			(6.0)				(48.1)			(8.3)				(18.1)				(63.1)			(0.7)
Impact on fair value from 20% adverse change			(11.7)				(93.5)			(16.4)				(35.6)				(122.5)			(1.5)
Expected credit losses (rate per annum), in %	0.7	–	28.0		0.9	–	44.9	0.9	–	21.2		0.9	–	12.7		1.3	–	34.3	0.2	–	14.2
Impact on fair value from 10% adverse change			(3.5)				(27.3)			(5.1)				(8.0)				(32.3)			(0.7)
Impact on fair value from 20% adverse change			(6.9)				(53.3)			(10.0)				(15.9)				(63.2)			(1.5)
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

Transfers of financial assets where sale treatment was not achieved
The following table provides the carrying amounts of transferred financial assets and the related liabilities where sale treatment was not achieved as of December 31, 2016 and 2015.
Carrying amounts of transferred financial assets and liabilities where sale treatment was not achieved
end of	2016	2015
CHF million
RMBS
Other assets	0	266
Liability to SPE, included in Other liabilities	0	(266)
Other asset-backed financings
Trading assets	240	155
Other assets	12	122
Liability to SPE, included in Other liabilities	(252)	(277)
Transfers of financial assets accounted for as a sale
The following table presents information about the transfers of financial assets accounted for as sales with agreements that result in the Bank retaining substantially all of the exposure to the economic return on the transferred assets at the date of sale and remain outstanding as of December 31, 2016 and 2015, respectively, gross cash proceeds received for assets derecognized at the date of sale and the fair values of transferred assets and the types of agreements as of December 31, 2016 and 2015.
Transfer of financial assets accounted for as sales – by transaction type
	at date of derecognition		end of
	Carrying amount derecognized	Gross cash proceeds received for assets derecognized	Fair value of transferred assets	Gross derivative assets recorded	[1]	Gross derivative liabilities recorded	[1]
2016 (CHF million)
Sales with longevity swaps	277	340	374	556		–
Total transactions outstanding	277	340	374	556	[2]	0
2015 (CHF million)
Sales with total return swaps	395	397	398	7		7
Sales with longevity swaps	308	378	375	546		–
Total transactions outstanding	703	775	773	553	[3]	7	[3]
1 Balances presented on a gross basis, before application of counterparty and cash collateral netting.
2 As of December 31, 2016, gross derivative assets of CHF 556 million were included in other products, as disclosed in Note 31 – Derivatives and hedging activities.
3
As of December 31, 2015, gross derivative assets of CHF 7 million and CHF 546 million were included in equity/index-related products and other products, respectively, and gross derivative liabilities of CHF 7 million were included in equity/index-related products, as disclosed in Note 31 – Derivatives and hedging activities.

Securities sold under repurchase agreements and securities lending transactions accounted for as secured borrowings
The following tables provide the gross obligation relating to securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral by the class of collateral pledged and by remaining contractual maturity as of December 31, 2016 and 2015.
Securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral – by class of collateral pledged
end of	2016	2015
CHF billion
Government debt securities	29.4	21.1
Corporate debt securities	13.9	15.2
Asset-backed securities	10.3	21.6
Equity securities	1.1	0.1
Other	0.3	0.1
Securities sold under repurchase agreements	55.0	58.1
Government debt securities	2.5	3.1
Corporate debt securities	0.5	0.4
Equity securities	6.0	8.2
Other	0.4	0.3
Securities lending transactions	9.4	12.0
Government debt securities	0.7	0.5
Corporate debt securities	0.4	0.1
Equity securities	31.5	27.9
Obligation to return securities received as collateral, at fair value	32.6	28.5
Total	97.0	98.6
Securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral – by remaining contractual maturity
			Remaining contractual maturities
end of	On demand	[1]	Up to 30 days	[2]	31-90 days	More than 90 days	Total
2016 (CHF billion)
Securities sold under repurchase agreements	6.8		31.9		8.4	7.9	55.0
Securities lending transactions	6.7		2.4		0.0	0.3	9.4
Obligation to return securities received as collateral, at fair value	32.2		0.4		0.0	0.0	32.6
Total	45.7		34.7		8.4	8.2	97.0
2015 (CHF billion)
Securities sold under repurchase agreements	7.7		29.9		8.1	12.4	58.1
Securities lending transactions	6.0		3.6		1.8	0.6	12.0
Obligation to return securities received as collateral, at fair value	26.2		2.3		0.0	0.0	28.5
Total	39.9		35.8		9.9	13.0	98.6
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
Commercial paper conduit
In the fourth quarter of 2015, the Bank elected to stop issuing CP from an existing asset-backed CP conduit, Alpine Securitization Corp. (old Alpine), and all outstanding CP was fully repaid as of December 31, 2015. As of December 31, 2016, old Alpine did not have any third-party assets.
In the second quarter of 2016, the Bank established Alpine Securitization Ltd (Alpine), a multi-seller asset-backed CP conduit used for client and Bank financing purposes. The Bank acts as the administrator and provider of liquidity and credit enhancement facilities for Alpine. Alpine discloses to CP investors certain portfolio and asset data and submits its portfolio to rating agencies for public ratings. This CP conduit purchases assets such as loans and receivables or enters into reverse repurchase agreements and finances such activities through the issuance of CP backed by these assets. The CP conduit can enter into liquidity facilities with third-party entities pursuant to which it may purchase assets from these entities to provide them with liquidity and credit support. The financing transactions are structured to provide credit support to the CP conduit in the form of over-collateralization and other asset-specific enhancements. Alpine is a separate legal entity that is wholly owned by the Bank. However, its assets are available to satisfy only the claims of its creditors. In addition, the Bank, as administrator and liquidity facility provider, has significant exposure to and power over the activities of Alpine. Alpine is considered a VIE for accounting purposes and the Bank is deemed the primary beneficiary and consolidates this entity.
The overall average maturity of the conduit’s outstanding CP was approximately 103 days as of December 31, 2016. Alpine was rated A-1(sf) by Standard & Poor’s and P-1(sf) by Moody’s and had exposures in a reverse repurchase agreement, credit card receivables, student loans and car loans.
The Bank’s commitment to this CP conduit consists of obligations under liquidity agreements. The liquidity agreements are asset-specific arrangements, which require the Bank to purchase assets from the CP conduit in certain circumstances, including a lack of liquidity in the CP market such that the CP conduit cannot refinance its obligations or, in some cases, a default of an underlying asset. The asset-specific credit enhancements provided by the client seller of the assets remain unchanged as a result of such a purchase. In entering into such agreements, the Bank reviews the credit risk associated with these transactions on the same basis that would apply to other extensions of credit.
The Bank’s economic risks associated with the CP conduit are included in the Bank’s risk management framework including counterparty, economic risk capital and scenario analysis.

Consolidated VIEs
The Bank has significant involvement with VIEs in its role as a financial intermediary on behalf of clients. The Bank consolidated all VIEs related to financial intermediation for which it was the primary beneficiary.
Consolidated VIEs in which the Bank was the primary beneficiary
			Financial intermediation
end of	CDO/ CLO	CP Conduit	Securi- tizations	Funds	Loans	Other	Total
2016 (CHF million)
Cash and due from banks	43	1	41	52	50	182	369
Trading assets	0	0	0	478	933	1,333	2,744
Investment securities	0	0	511	0	0	0	511
Other investments	0	0	0	228	1,446	332	2,006
Net loans	0	0	0	0	30	254	284
Premises and equipment	0	0	0	0	173	0	173
Other assets	0	0	1,483	48	50	1,035	2,616
of which loans held-for-sale	0	0	415	0	7	0	422
Total assets of consolidated VIEs	43	1	2,035	806	2,682	3,136	8,703
Trading liabilities	0	0	0	0	18	0	18
Short-term borrowings	0	0	0	1	0	0	1
Long-term debt	54	0	1,639	7	57	2	1,759
Other liabilities	0	0	1	15	124	103	243
Total liabilities of consolidated VIEs	54	0	1,640	23	199	105	2,021
2015 (CHF million)
Cash and due from banks	1,351	0	21	9	93	219	1,693
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	53	0	0	0	0	53
Trading assets	283	49	0	941	1,001	98	2,372
Investment securities	0	0	1,009	0	0	0	1,009
Other investments	0	0	0	0	1,553	433	1,986
Net loans	0	0	0	0	27	1,285	1,312
Premises and equipment	0	0	0	0	299	0	299
Other assets	10,839	123	1,671	0	82	1,735	14,450
of which loans held-for-sale	10,790	0	469	0	16	0	11,275
Total assets of consolidated VIEs	12,473	225	2,701	950	3,055	3,770	23,174
Trading liabilities	8	0	0	0	18	1	27
Short-term borrowings	0	0	81	0	0	0	81
Long-term debt	12,428	0	2,128	125	136	9	14,826
Other liabilities	51	3	3	1	134	643	835
Total liabilities of consolidated VIEs	12,487	3	2,212	126	288	653	15,769

Non-consolidated VIEs
Non-consolidated VIE assets are related to the non-consolidated VIEs with which the Bank has variable interests. These amounts represent the assets of the entities themselves and are typically unrelated to the exposures the Bank has with the entity and thus are not amounts that are considered for risk management purposes.
Non-consolidated VIEs
		Financial intermediation
end of	CDO/ CLO	Securi- tizations	Funds	Loans	Other	Total
2016 (CHF million)
Trading assets	440	3,881	1,526	528	191	6,566
Net loans	4	105	1,937	4,634	608	7,288
Other assets	5	14	4	4	520	547
Total variable interest assets	449	4,000	3,467	5,166	1,319	14,401
Maximum exposure to loss	449	7,171	3,467	9,215	1,821	22,123
Non-consolidated VIE assets	9,774	65,820	65,057	32,651	6,756	180,058
2015 (CHF million)
Trading assets	90	6,021	871	425	8	7,415
Net loans	36	1,508	2,634	5,053	1,723	10,954
Other assets	0	11	13	0	161	185
Total variable interest assets	126	7,540	3,518	5,478	1,892	18,554
Maximum exposure to loss	126	12,986	3,518	11,866	2,570	31,066
Non-consolidated VIE assets	6,590	113,530	54,112	41,824	11,463	227,519
34 Financial instruments
> Refer to “Note 35 – Financial instruments” in V – Consolidated financial statements – Credit Suisse Group for further information.

Assets and liabilities measured at fair value on a recurring basis
end of 2016	Level 1	Level 2	Level 3	Netting impact	[1]	Assets measured at net asset value per share	[2]	Total
Assets (CHF million)
Cash and due from banks	0	200	0	–		–		200
Interest-bearing deposits with banks	0	25	1	–		–		26
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	87,157	174	–		–		87,331
Debt	619	419	1	–		–		1,039
of which corporates	1	375	1	–		–		377
Equity	30,706	750	69	–		–		31,525
Securities received as collateral	31,325	1,169	70	–		–		32,564
Debt	29,498	32,200	3,977	–		–		65,675
of which foreign governments	29,226	2,408	292	–		–		31,926
of which corporates	180	12,332	1,674	–		–		14,186
of which RMBS	0	14,153	605	–		–		14,758
of which CMBS	0	2,227	65	–		–		2,292
of which CDO	0	1,074	1,165	–		–		2,239
Equity	58,492	3,795	240	–		1,346		63,873
Derivatives	5,633	224,461	4,305	(207,421)		–		26,978
of which interest rate products	3,074	133,891	748	–		–		–
of which foreign exchange products	18	61,452	355	–		–		–
of which equity/index-related products	2,538	20,777	914	–		–		–
of which credit derivatives	0	7,388	688	–		–		–
Other	2,267	2,320	4,243	–		–		8,830
Trading assets	95,890	262,776	12,765	(207,421)		1,346		165,356
Debt	103	1,929	72	–		–		2,104
of which foreign governments	103	1,207	0	–		–		1,310
of which corporates	0	283	0	–		–		283
of which RMBS	0	425	72	–		–		497
of which CMBS	0	14	0	–		–		14
Equity	2	86	0	–		–		88
Investment securities	105	2,015	72	–		–		2,192
Private equity	0	0	8	–		565		573
of which equity funds	0	0	0	–		232		232
Hedge funds	0	0	0	–		546		546
of which debt funds	0	0	0	–		292		292
Other equity investments	22	64	310	–		985		1,381
of which private	15	64	310	–		984		1,373
Life finance instruments	0	0	1,588	–		–		1,588
Other investments	22	64	1,906	–		2,096		4,088
Loans	0	12,943	6,585	–		–		19,528
of which commercial and industrial loans	0	6,051	3,816	–		–		9,867
of which financial institutions	0	4,403	1,829	–		–		6,232
Other intangible assets (mortgage servicing rights)	0	0	138	–		–		138
Other assets	260	8,202	1,679	(758)		–		9,383
of which loans held-for-sale	0	4,640	1,316	–		–		5,956
Total assets at fair value	127,602	374,551	23,390	(208,179)		3,442		320,806
Less other investments - equity at fair value attributable to noncontrolling interests	0	0	(116)	–		(565)		(681)
Less assets consolidated under ASU 2009-17 [3]	0	(829)	(300)	–		–		(1,129)
Assets at fair value excluding noncontrolling interests and assets not risk-weighted under the Basel framework	127,602	373,722	22,974	(208,179)		2,877		318,996
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2
In accordance with US GAAP, certain investments that are measured at fair value using the net asset value per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

3 Assets of consolidated VIEs that are not risk-weighted under the Basel framework.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 2016	Level 1	Level 2	Level 3	Netting impact	[1]	Liabilities measured at net asset value per share	[2]	Total
Liabilities (CHF million)
Due to banks	0	445	0	–		–		445
Customer deposits	0	3,157	410	–		–		3,567
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	19,634	0	–		–		19,634
Debt	619	419	1	–		–		1,039
of which corporates	1	375	1	–		–		377
Equity	30,706	750	69	–		–		31,525
Obligation to return securities received as collateral	31,325	1,169	70	–		–		32,564
Debt	4,376	3,564	23	–		–		7,963
of which foreign governments	4,374	547	0	–		–		4,921
of which corporates	0	2,760	23	–		–		2,783
Equity	16,387	191	41	–		1		16,620
Derivatives	5,407	229,300	3,673	(218,012)		–		20,368
of which interest rate products	2,946	126,200	538	–		–		–
of which foreign exchange products	18	71,009	150	–		–		–
of which equity/index-related products	2,442	22,687	1,181	–		–		–
of which credit derivatives	0	8,350	851	–		–		–
Trading liabilities	26,170	233,055	3,737	(218,012)		1		44,951
Short-term borrowings	0	3,545	516	–		–		4,061
Long-term debt	0	58,555	13,415	–		–		71,970
of which treasury debt over two years	0	3,217	0	–		–		3,217
of which structured notes over one year and up to two years	0	6,852	326	–		–		7,178
of which structured notes over two years	0	39,824	12,434	–		–		52,258
of which other debt instruments over two years	0	2,311	634	–		–		2,945
of which other subordinated bonds	0	4,584	1	–		–		4,585
of which non-recourse liabilities	0	1,742	17	–		–		1,759
Other liabilities	0	8,624	1,679	(816)		–		9,487
of which failed sales	0	507	219	–		–		726
Total liabilities at fair value	57,495	328,184	19,827	(218,828)		1		186,679
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2
In accordance with US GAAP, certain investments that are measured at fair value using the net asset value per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 2015	Level 1	Level 2	Level 3	Netting impact	[1]	Assets measured at net asset value per share	[2]	Total
Assets (CHF million)
Cash and due from banks	0	89	0	–		–		89
Interest-bearing deposits with banks	0	2	0	–		–		2
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	83,407	158	–		–		83,565
Debt	811	493	0	–		–		1,304
of which corporates	0	261	0	–		–		261
Equity	27,141	66	0	–		–		27,207
Securities received as collateral	27,952	559	0	–		–		28,511
Debt	27,932	48,050	4,564	–		–		80,546
of which foreign governments	27,710	3,737	285	–		–		31,732
of which corporates	13	15,765	1,746	–		–		17,524
of which RMBS	0	22,302	814	–		–		23,116
of which CMBS	0	3,924	215	–		–		4,139
of which CDO	0	2,317	1,298	–		–		3,615
Equity	64,351	4,195	871	–		1,685		71,102
Derivatives	2,625	265,362	4,831	(244,239)		–		28,579
of which interest rate products	657	167,269	791	–		–		–
of which foreign exchange products	104	59,742	383	–		–		–
of which equity/index-related products	1,857	20,053	936	–		–		–
of which credit derivatives	0	16,267	1,568	–		–		–
Other	2,034	4,569	4,266	–		–		10,869
Trading assets	96,942	322,176	14,532	(244,239)		1,685		191,096
Debt	1,322	1,142	148	–		–		2,612
of which foreign governments	1,322	0	0	–		–		1,322
of which corporates	0	281	0	–		–		281
of which RMBS	0	602	148	–		–		750
of which CMBS	0	259	0	–		–		259
Equity	2	84	0	–		–		86
Investment securities	1,324	1,226	148	–		–		2,698
Private equity	0	0	0	–		1,033		1,033
of which equity funds	0	0	0	–		428		428
Hedge funds	0	0	0	–		295		295
of which debt funds	0	0	0	–		260		260
Other equity investments	0	23	365	–		840		1,228
of which private	0	14	365	–		840		1,219
Life finance instruments	0	2	1,669	–		–		1,671
Other investments	0	25	2,034	–		2,168		4,227
Loans	0	11,870	8,950	–		–		20,820
of which commercial and industrial loans	0	5,811	5,735	–		–		11,546
of which financial institutions	0	4,102	1,729	–		–		5,831
Other intangible assets (mortgage servicing rights)	0	0	112	–		–		112
Other assets	687	18,863	7,087	(1,011)		–		25,626
of which loans held-for-sale	0	14,378	6,768	–		–		21,146
Total assets at fair value	126,905	438,217	33,021	(245,250)		3,853		356,746
Less other investments - equity at fair value attributable to noncontrolling interests	0	(9)	(119)	–		(473)		(601)
Less assets consolidated under ASU 2009-17 [3]	0	(9,212)	(3,558)	–		–		(12,770)
Assets at fair value excluding noncontrolling interests and assets not risk-weighted under the Basel framework	126,905	428,996	29,344	(245,250)		3,380		343,375
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2
In accordance with US GAAP, certain investments that are measured at fair value using the net asset value per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

3 Assets of consolidated VIEs that are not risk-weighted under the Basel framework.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 2015	Level 1	Level 2	Level 3	Netting impact	[1]	Liabilities measured at net asset value per share	[2]	Total
Liabilities (CHF million)
Due to banks	0	490	0	–		–		490
Customer deposits	0	3,402	254	–		–		3,656
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	32,398	0	–		–		32,398
Debt	811	493	0	–		–		1,304
of which corporates	0	261	0	–		–		261
Equity	27,141	66	0	–		–		27,207
Obligation to return securities received as collateral	27,952	559	0	–		–		28,511
Debt	4,100	4,289	16	–		–		8,405
of which foreign governments	4,050	491	0	–		–		4,541
of which corporates	30	3,597	16	–		–		3,643
Equity	16,899	154	45	–		6		17,104
Derivatives	3,062	270,135	4,554	(254,206)		–		23,545
of which interest rate products	671	160,026	578	–		–		–
of which foreign exchange products	82	70,382	329	–		–		–
of which equity/index-related products	2,299	22,515	1,347	–		–		–
of which credit derivatives	0	15,522	1,757	–		–		–
Trading liabilities	24,061	274,578	4,615	(254,206)		6		49,054
Short-term borrowings	0	3,040	72	–		–		3,112
Long-term debt	0	65,879	14,123	–		–		80,002
of which treasury debt over two years	0	4,590	0	–		–		4,590
of which structured notes over one year and up to two years	0	6,396	364	–		–		6,760
of which structured notes over two years	0	38,066	9,924	–		–		47,990
of which other debt instruments over two years	0	1,435	638	–		–		2,073
of which other subordinated bonds	0	4,547	0	–		–		4,547
of which non-recourse liabilities	0	10,642	3,197	–		–		13,839
Other liabilities	0	9,999	2,483	(737)		–		11,745
of which failed sales	0	530	454	–		–		984
Total liabilities at fair value	52,013	390,345	21,547	(254,943)		6		208,968
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2
In accordance with US GAAP, certain investments that are measured at fair value using the net asset value per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

Transfers between level 1 and level 2
in	2016		2015
	Transfers to level 1 out of level 2	Transfers out of level 1 to level 2	Transfers to level 1 out of level 2	Transfers out of level 1 to level 2
Assets (CHF million)
Debt	2,012	1,698	85	187
Equity	723	1,074	566	1,257
Derivatives	3,404	0	4,328	24
Trading assets	6,139	2,772	4,979	1,468
Investment securities	0	1,229	0	0
Liabilities (CHF million)
Debt	2	46	108	79
Equity	108	166	85	139
Derivatives	4,047	29	4,552	114
Trading liabilities	4,157	241	4,745	332

Assets and liabilities measured at fair value on a recurring basis for level 3
								Trading revenues			Other revenues			Accumulated other comprehensive income
2016	Balance at beginning of period	Transfers in	Transfers out	Purchases	Sales	Issuances	Settlements	On transfers in / out	[1]	On all other	On transfers in / out	[1]	On all other	On transfers in / out	On all other	Foreign currency translation impact	Balance at end of period
Assets (CHF million)
Interest-bearing deposits with banks	0	0	0	49	(49)	0	0	0		1	0		0	0	0	0	1
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	158	0	0	0	0	279	(270)	0		1	0		0	0	0	6	174
Securities received as collateral	0	0	0	100	(33)	0	0	0		0	0		0	0	0	3	70
Debt	4,564	1,574	(1,487)	3,753	(4,514)	0	0	(1)		(134)	0		10	0	0	212	3,977
of which corporates	1,746	836	(677)	2,642	(2,945)	0	0	0		(42)	0		8	0	0	106	1,674
of which RMBS	814	587	(573)	525	(668)	0	0	(6)		(91)	0		0	0	0	17	605
of which CMBS	215	26	(12)	51	(169)	0	0	(1)		(45)	0		0	0	0	0	65
of which CDO	1,298	82	(166)	488	(578)	0	0	2		2	0		2	0	0	35	1,165
Equity	871	111	(136)	527	(1,057)	0	0	(45)		(38)	0		0	0	0	7	240
Derivatives	4,831	1,683	(1,017)	0	0	1,484	(2,972)	7		173	0		(22)	0	0	138	4,305
of which interest rate products	791	48	(60)	0	0	130	(293)	0		117	0		0	0	0	15	748
of which equity/index-related products	936	282	(328)	0	0	428	(473)	9		32	0		(22)	0	0	50	914
of which credit derivatives	1,568	961	(617)	0	0	543	(1,710)	1		(64)	0		0	0	0	6	688
Other	4,266	858	(1,221)	3,848	(3,644)	0	(314)	7		290	0		0	0	0	153	4,243
Trading assets	14,532	4,226	(3,861)	8,128	(9,215)	1,484	(3,286)	(32)		291	0		(12)	0	0	510	12,765
Investment securities	148	18	(38)	95	(121)	0	(124)	(10)		100	0		0	0	0	4	72
Equity	365	7	(2)	123	(258)	0	0	0		31	0		22	0	0	30	318
Life finance instruments	1,669	0	0	186	(353)	0	0	0		33	0		0	0	0	53	1,588
Other investments	2,034	7	(2)	309	(611)	0	0	0		64	0		22	0	0	83	1,906
Loans	8,950	969	(1,942)	524	(1,443)	3,574	(4,281)	(43)		(11)	0		0	0	0	288	6,585
of which commercial and industrial loans	5,735	486	(583)	97	(1,007)	1,994	(2,987)	(14)		(74)	0		0	0	0	169	3,816
of which financial institutions	1,729	77	(348)	335	(348)	974	(701)	1		41	0		0	0	0	69	1,829
Other intangible assets (mortgage servicing rights)	112	0	0	16	(1)	0	0	0		0	0		6	0	0	5	138
Other assets	7,087	572	(1,497)	2,464	(6,801)	898	(975)	(46)		(208)	0		(9)	0	0	194	1,679
of which loans held-for-sale [2]	6,768	355	(1,251)	2,192	(6,696)	898	(975)	(59)		(88)	0		(8)	0	0	180	1,316
Total assets at fair value	33,021	5,792	(7,340)	11,685	(18,274)	6,235	(8,936)	(131)		238	0		7	0	0	1,093	23,390
Liabilities (CHF million)
Customer deposits	254	0	(41)	0	0	240	(20)	0		(64)	0		0	0	41	0	410
Obligation to return securities received as collateral	0	0	0	100	(33)	0	0	0		0	0		0	0	0	3	70
Trading liabilities	4,615	1,588	(1,026)	51	(52)	1,259	(3,494)	100		589	0		(12)	0	0	119	3,737
of which interest rate derivatives	578	87	(28)	0	0	141	(244)	14		(25)	0		0	0	0	15	538
of which foreign exchange derivatives	329	55	(5)	0	0	14	(408)	2		160	0		0	0	0	3	150
of which equity/index-related derivatives	1,347	130	(293)	0	0	423	(748)	32		227	0		0	0	0	63	1,181
of which credit derivatives	1,757	940	(689)	0	0	421	(1,806)	50		162	0		0	0	0	16	851
Short-term borrowings	72	45	(30)	0	0	598	(205)	1		17	(3)		3	0	0	18	516
Long-term debt	14,123	3,865	(2,393)	0	0	4,510	(7,149)	(64)		(124)	0		0	1	240	406	13,415
of which structured notes over two years	9,924	3,484	(2,166)	0	0	4,044	(3,004)	(78)		(403)	0		0	1	240	392	12,434
of which non-recourse liabilities	3,197	0	(3)	0	0	182	(3,398)	3		48	0		0	0	0	(12)	17
Other liabilities	2,483	208	(226)	219	(376)	17	(611)	(72)		(160)	(1)		139	0	0	59	1,679
of which failed sales	454	44	(121)	142	(308)	0	0	(3)		3	0		0	0	0	8	219
Total liabilities at fair value	21,547	5,706	(3,716)	370	(461)	6,624	(11,479)	(35)		258	(4)		130	1	281	605	19,827
Net assets/(liabilities) at fair value	11,474	86	(3,624)	11,315	(17,813)	(389)	2,543	(96)		(20)	4		(123)	(1)	(281)	488	3,563
1 For all transfers to level 3 or out of level 3, the Bank determines and discloses as level 3 events only gains or losses through the last day of the reporting period.
2
Includes unrealized losses recorded in trading revenues of CHF (182) million primarily related to subprime exposures in securitized products business and market movements across the wider loans held-for-sale portfolio.

482 / 483

Assets and liabilities measured at fair value on a recurring basis for level 3 (continued)
								Trading revenues			Other revenues
2015	Balance at beginning of period	Transfers in	Transfers out	Purchases	Sales	Issuances	Settlements	On transfers in / out	[1]	On all other	On transfers in / out	[1]	On all other	Foreign currency translation impact	Balance at end of period
Assets (CHF million)
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	77	0	(41)	0	0	259	(141)	0		0	0		0	4	158
Securities received as collateral	0	0	0	4	(4)	0	0	0		0	0		0	0	0
Debt	4,461	1,591	(1,464)	2,942	(2,958)	0	0	(30)		218	0		0	(196)	4,564
of which corporates	1,430	823	(468)	1,273	(1,373)	0	0	(17)		185	0		0	(107)	1,746
of which RMBS	612	492	(615)	1,064	(772)	0	0	(6)		29	0		0	10	814
of which CMBS	257	127	(83)	207	(265)	0	0	(2)		(24)	0		0	(2)	215
of which CDO	1,421	72	(252)	379	(364)	0	0	(6)		51	0		0	(3)	1,298
Equity	896	749	(702)	1,185	(1,010)	0	0	(34)		(210)	0		0	(3)	871
Derivatives	6,823	2,310	(1,243)	0	0	1,493	(3,875)	11		(545)	0		0	(143)	4,831
of which interest rate products	1,803	53	(282)	0	0	304	(719)	6		(341)	0		0	(33)	791
of which equity/index-related products	1,063	530	(362)	0	0	366	(680)	10		32	0		0	(23)	936
of which credit derivatives	2,569	1,574	(599)	0	0	405	(1,776)	(5)		(547)	0		0	(53)	1,568
Other	4,323	1,157	(895)	4,086	(4,276)	0	(292)	(7)		182	0		0	(12)	4,266
Trading assets	16,503	5,807	(4,304)	8,213	(8,244)	1,493	(4,167)	(60)		(355)	0		0	(354)	14,532
Investment securities	3	8	(97)	320	(102)	0	(36)	6		39	0		0	7	148
Equity	554	1	(9)	15	(109)	0	0	0		(19)	0		(28)	(40)	365
Life finance instruments	1,834	0	0	201	(361)	0	0	0		(1)	0		0	(4)	1,669
Other investments	2,388	1	(9)	216	(470)	0	0	0		(20)	0		(28)	(44)	2,034
Loans	9,353	1,347	(1,153)	686	(1,055)	3,519	(3,371)	1		(207)	(4)		(14)	(152)	8,950
of which commercial and industrial loans	5,853	985	(365)	69	(687)	2,205	(2,072)	1		(85)	(4)		(14)	(151)	5,735
of which financial institutions	1,494	329	(266)	296	(213)	811	(639)	0		(85)	0		0	2	1,729
Other intangible assets (mortgage servicing rights)	70	0	0	18	0	0	0	0		9	0		14	1	112
Other assets	7,468	4,025	(3,937)	4,244	(3,691)	784	(1,309)	(8)		(208)	0		(5)	(276)	7,087
of which loans held-for-sale	6,851	4,016	(3,841)	4,137	(3,410)	784	(1,309)	(13)		(178)	0		(3)	(266)	6,768
Total assets at fair value	35,862	11,188	(9,541)	13,701	(13,566)	6,055	(9,024)	(61)		(742)	(4)		(33)	(814)	33,021
Liabilities (CHF million)
Customer deposits	100	12	(16)	0	0	213	(28)	0		(18)	0		0	(9)	254
Obligation to return securities received as collateral	0	0	0	4	(4)	0	0	0		0	0		0	0	0
Trading liabilities	6,417	2,515	(1,891)	63	(57)	1,460	(3,098)	20		(697)	0		(18)	(99)	4,615
of which interest rate derivatives	1,202	109	(400)	0	0	140	(343)	13		(127)	0		0	(16)	578
of which foreign exchange derivatives	560	19	(36)	0	0	20	(76)	1		(151)	0		0	(8)	329
of which equity/index-related derivatives	1,466	297	(796)	0	0	689	(349)	48		3	0		0	(11)	1,347
of which credit derivatives	2,760	1,860	(628)	0	0	330	(2,098)	(43)		(362)	0		0	(62)	1,757
Short-term borrowings	95	98	(37)	0	0	371	(442)	(1)		(10)	0		0	(2)	72
Long-term debt	14,608	2,603	(4,819)	0	0	7,386	(4,874)	(16)		(801)	0		(5)	41	14,123
of which structured notes over two years	10,267	1,117	(3,293)	0	0	5,464	(3,104)	(7)		(566)	0		0	46	9,924
of which non-recourse liabilities	2,952	1,197	(902)	0	0	912	(807)	(3)		(148)	0		0	(4)	3,197
Other liabilities	3,358	249	(1,238)	184	(218)	10	(244)	11		18	8		403	(58)	2,483
of which failed sales	616	14	(18)	132	(127)	0	0	2		(160)	0		0	(5)	454
Total liabilities at fair value	24,578	5,477	(8,001)	251	(279)	9,440	(8,686)	14		(1,508)	8		380	(127)	21,547
Net assets/(liabilities) at fair value	11,284	5,711	(1,540)	13,450	(13,287)	(3,385)	(338)	(75)		766	(12)		(413)	(687)	11,474
1 For all transfers to level 3 or out of level 3, the Bank determines and discloses as level 3 events only gains or losses through the last day of the reporting period.
484 / 485

Gains and losses on assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3)
in	2016				2015
	Trading revenues	Other revenues	Total revenues		Trading revenues	Other revenues	Total revenues
Gains and losses on assets and liabilities (CHF million)
Net realized/unrealized gains/(losses) included in net revenues	(116)	(119)	(235)	[1]	691	(425)	266	[1]
Whereof:
Unrealized gains/(losses) relating to assets and liabilities still held as of the reporting date	125	29	154		83	6	89
1 Excludes net realized/unrealized gains/(losses) attributable to foreign currency translation impact.
Quantitative information about level 3 assets at fair value
end of 2016	Fair value	Valuation technique	Unobservable input	Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Interest-bearing deposits with banks	1	–	–	–	–	–
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	174	Discounted cash flow	Funding spread, in bp	10	450	259
Securities received as collateral	70	–	–	–	–	–
Debt	3,977
of which corporates	1,674
of which	448	Option model	Correlation, in %	(85)	98	23
of which	817	Market comparable	Price, in %	0	117	86
of which	101	Discounted cash flow	Credit spread, in bp	3	1,004	308
of which RMBS	605
of which	445	Discounted cash flow	Discount rate, in %	0	47	8
			Prepayment rate, in %	2	30	12
			Default rate, in %	0	10	3
			Loss severity, in %	0	100	43
of which	120	Market comparable	Price, in %	21	30	26
of which CMBS	65	Discounted cash flow	Capitalization rate, in %	8	9	9
			Discount rate, in %	2	27	10
			Prepayment rate, in %	0	15	9
of which CDO	1,165
of which	195	Discounted cash flow	Discount rate, in %	7	27	15
			Prepayment rate, in %	0	30	10
			Credit spread, in bp	328	328	328
			Default rate, in %	0	5	2
			Loss severity, in %	3	100	45
of which	851	Market comparable	Price, in %	208	208	208
Equity	240	Market comparable	EBITDA multiple	3	8	6
			Price, in %	0	100	70
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

Quantitative information about level 3 assets at fair value (continued)
end of 2016	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Derivatives	4,305
of which interest rate products	748	Option model	Correlation, in %		20	100	65
			Prepayment rate, in %		1	32	16
			Volatility skew, in %		(7)	1	(2)
of which equity/index-related products	914	Option model	Correlation, in %		(85)	98	21
			Volatility, in %		2	180	32
			Buyback probability, in %	[2]	50	100	62
			Gap risk, in %	[3]	0	2	1
of which credit derivatives	688	Discounted cash flow	Credit spread, in bp		0	1,635	396
			Recovery rate, in %		0	45	10
			Discount rate, in %		1	45	21
			Default rate, in %		0	33	5
			Loss severity, in %		15	100	69
			Correlation, in %		97	97	97
			Prepayment rate, in %		0	13	5
Other	4,243
of which	3,005	Market comparable	Price, in %		0	116	39
of which	882	Discounted cash flow	Market implied life expectancy, in years		3	19	8
Trading assets	12,765
Investment securities	72	–	–		–	–	–
Private equity	8	–	–		–	–	–
Other equity investments	310	–	–		–	–	–
Life finance instruments	1,588	Discounted cash flow	Market implied life expectancy, in years		2	19	6
Other investments	1,906
Loans	6,585
of which commercial and industrial loans	3,816
of which	2,959	Discounted cash flow	Credit spread, in bp		5	5,400	544
of which	852	Market comparable	Price, in %		0	100	51
of which financial institutions	1,829
of which	1,588	Discounted cash flow	Credit spread, in bp		67	952	342
of which	149	Market comparable	Price, in %		0	550	483
Other intangible assets (mortgage servicing rights)	138	–	–		–	–	–
Other assets	1,679
of which loans held-for-sale	1,316
of which	760	Discounted cash flow	Credit spread, in bp		117	1,082	334
			Recovery rate, in %		6	100	74
of which	356	Market comparable	Price, in %		0	102	78
Total level 3 assets at fair value	23,390
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Estimate of the probability of structured notes being put back to the Bank at the option of the investor over the remaining life of the financial instruments.
3 Risk of unexpected large declines in the underlying values occuring between collateral settlement dates.

Quantitative information about level 3 assets at fair value (continued)
end of 2015	Fair value	Valuation technique	Unobservable input	Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	158	Discounted cash flow	Funding spread, in bp	350	475	361
Debt	4,564
of which corporates	1,746
of which	240	Option model	Correlation, in %	(87)	99	17
of which	836	Market comparable	Price, in %	0	128	29
of which	285	Discounted cash flow	Credit spread, in bp	134	1,408	493
of which RMBS	814	Discounted cash flow	Discount rate, in %	1	36	8
			Prepayment rate, in %	0	27	9
			Default rate, in %	0	20	3
			Loss severity, in %	0	100	50
of which CMBS	215	Discounted cash flow	Capitalization rate, in %	7	8	7
			Discount rate, in %	0	23	8
			Prepayment rate, in %	0	16	3
			Default rate, in %	0	32	1
			Loss severity, in %	0	75	4
of which CDO	1,298
of which	66	Vendor price	Price, in %	0	100	96
of which	329	Discounted cash flow	Discount rate, in %	1	25	11
			Prepayment rate, in %	0	20	14
			Credit spread, in bp	293	336	309
			Default rate, in %	0	10	2
			Loss severity, in %	0	100	46
of which	807	Market comparable	Price, in %	214	214	214
Equity	871
of which	342	Option model	Volatility, in %	2	253	29
of which	471	Market comparable	EBITDA multiple	3	12	8
			Price, in %	0	202	96
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

Quantitative information about level 3 assets at fair value (continued)
end of 2015	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Derivatives	4,831
of which interest rate products	791	Option model	Correlation, in %		17	100	63
			Prepayment rate, in %		1	36	16
			Volatility skew, in %		(8)	0	(2)
			Mean reversion, in %	[2]	5	10	10
			Credit spread, in bp		130	1,687	330
of which equity/index-related products	936
of which	778	Option model	Correlation, in %		(87)	99	23
			Volatility, in %		0	253	26
of which	109	Market comparable	EBITDA multiple		4	10	7
			Price, in %		97	97	97
of which credit derivatives	1,568	Discounted cash flow	Credit spread, in bp		1	2,349	331
			Recovery rate, in %		0	60	23
			Discount rate, in %		2	50	19
			Default rate, in %		1	35	6
			Loss severity, in %		15	100	64
			Correlation, in %		43	97	85
			Prepayment rate, in %		0	12	4
			Funding spread, in bp		61	68	67
Other	4,266
of which	2,859	Market comparable	Price, in %		0	106	45
of which	865	Discounted cash flow	Market implied life expectancy, in years		3	18	8
Trading assets	14,532
Investment securities	148	–	–		–	–	–
Other equity investments	365	–	–		–	–	–
Life finance instruments	1,669	Discounted cash flow	Market implied life expectancy, in years		2	20	8
Other investments	2,034
Loans	8,950
of which commercial and industrial loans	5,735
of which	3,799	Discounted cash flow	Credit spread, in bp		70	2,528	474
of which	1,146	Market comparable	Price, in %		0	106	65
of which financial institutions	1,729
of which	1,451	Discounted cash flow	Credit spread, in bp		84	826	359
of which	109	Market comparable	Price, in %		0	100	98
Other intangible assets (mortgage servicing rights)	112	–	–		–	–	–
Other assets	7,087
of which loans held-for-sale	6,768
of which	3,594	Vendor price	Price, in %		0	101	97
of which	722	Discounted cash flow	Credit spread, in bp		99	3,220	515
			Recovery rate, in %		1	1	1
of which	2,251	Market comparable	Price, in %		0	104	76
Total level 3 assets at fair value	33,021
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Management's best estimate of the speed at which interest rates will revert to the long-term average.

Quantitative information about level 3 liabilities at fair value
end of 2016	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Customer deposits	410	–	–		–	–	–
Obligation to return securities received as collateral	70	–	–		–	–	–
Trading liabilities	3,737
of which interest rate derivatives	538	Option model	Basis spread, in bp		(2)	66	33
			Correlation, in %		20	100	57
			Prepayment rate, in %		1	32	9
			Gap risk, in %	[2]	20	20	20
			Funding spread, in bp		237	237	237
of which foreign exchange derivatives	150
of which	65	Option model	Correlation, in %		(10)	70	49
			Prepayment rate, in %		22	32	27
of which	69	Discounted cash flow	Contingent probability, in %		95	95	95
of which equity/index-related derivatives	1,181	Option model	Correlation, in %		(85)	98	23
			Volatility, in %		2	180	28
			Buyback probability, in %	[3]	50	100	62
of which credit derivatives	851	Discounted cash flow	Credit spread, in bp		0	1,635	163
			Discount rate, in %		2	45	21
			Default rate, in %		0	33	5
			Recovery rate, in %		20	60	35
			Loss severity, in %		15	100	70
			Correlation, in %		43	85	63
			Prepayment rate, in %		0	13	5
Short-term borrowings	516	–	–		–	–	–
Long-term debt	13,415
of which structured notes over two years	12,434
of which	12,008	Option model	Correlation, in %		(85)	99	23
			Volatility, in %		0	180	23
			Buyback probability, in %	[3]	50	100	62
			Gap risk, in %	[2]	0	2	1
			Mean reversion, in %	[4]	(14)	(1)	(6)
of which	286	Discounted cash flow	Credit spread, in bp		1	452	89
Other liabilities	1,679
of which failed sales	219
of which	163	Market comparable	Price, in %		0	100	68
of which	39	Discounted cash flow	Discount rate, in %		11	29	21
Total level 3 liabilities at fair value	19,827
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Risk of unexpected large declines in the underlying values between collateral settlement dates.
3 Estimate of the probability of structured notes being put back to the Bank at the option of the investor over the remaining life of the financial instruments.
4 Management's best estimate of the speed at which interest rates will revert to the long-term average.

Quantitative information about level 3 liabilities at fair value (continued)
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

Fair value, unfunded commitments and term of redemption conditions
end of	2016							2015
	Non- redeemable		Redeemable		Total fair value	Unfunded commit- ments		Non- redeemable		Redeemable		Total fair value	Unfunded commit- ments
Fair value and unfunded commitments (CHF million)
Debt funds	0		0		0	0		2		0		2	0
Equity funds	65		1,281	[1]	1,346	0		79		1,606	[2]	1,685	0
Equity funds sold short	0		(1)		(1)	0		0		(6)		(6)	0
Total funds held in trading assets and liabilities	65		1,280		1,345	0		81		1,600		1,681	0
Debt funds	215		77		292	0		184		76		260	1
Equity funds	2		51		53	0		0		0		0	0
Others	0		201		201	0		0		35		35	0
Hedge funds	217		329	[3]	546	0		184		111	[4]	295	1
Debt funds	5		0		5	20		11		0		11	17
Equity funds	232		0		232	41		428		0		428	114
Real estate funds	212		0		212	50		282		0		282	76
Others	116		0		116	58		312		0		312	141
Private equities	565		0		565	169		1,033		0		1,033	348
Equity method investments	348		637		985	218		660		196		856	100
Total funds held in other investments	1,130		966		2,096	387		1,877		307		2,184	449
Total fair value	1,195	[5]	2,246	[6]	3,441	387	[7]	1,958	[5]	1,907	[6]	3,865	449	[7]
1
58% of the redeemable fair value amount of equity funds is redeemable on demand with a notice period primarily of less than 30 days, 23% is redeemable on a monthly basis with a notice period primarily of less than 30 days, 17% is redeemable on a quarterly basis with a notice period primarily of more than 45 days, and 2% is redeemable on an annual basis with a notice period of more than 60 days.

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

3
68% of the redeemable fair value amount of hedge funds is redeemable on a quarterly basis with a notice period primarily of more than 60 days, 26% is redeembale on a monthly basis with a notice period primarily of less than 30 days, 5% is redeemable on demand with a notice period primarily of less than 30 days, and 1% is redeemable on an annual basis with a notice period primarily of more than 45 days.

4
87% of the redeemable fair value amount of hedge funds is redeemable on a quarterly basis with a notice period primarily of more than 60 days, 5% is redeemable on demand with a notice period primarily of less than 30 days, 5% is redeemable on an annual basis with a notice period of more than 60 days, and 3% is redeemable on a monthly basis with a notice period of more than 30 days.

5 Includes CHF 334 million and CHF 464 million attributable to noncontrolling interests in 2016 and 2015, respectively.
6 Includes CHF 231 million and CHF 9 million attributable to noncontrolling interests in 2016 and 2015, respectively.
7 Includes CHF 88 million and CHF 176 million attributable to noncontrolling interests in 2016 and 2015, respectively.
Nonrecurring fair value changes
end of	2016	2015
Assets held-for-sale recorded at fair value on a nonrecurring basis (CHF billion)
Assets held-for-sale recorded at fair value on a nonrecurring basis	0.1	0.1
of which level 2	0.1	0.1

Difference between the aggregate fair value and the aggregate unpaid principal balances of loans and financial instruments
end of	2016			2015
	Aggregate fair value	Aggregate unpaid principal	Difference	Aggregate fair value	Aggregate unpaid principal	Difference
Loans (CHF million)
Non-interest-earning loans	1,276	4,495	(3,219)	1,628	5,019	(3,391)
Financial instruments (CHF million)
Interest-bearing deposits with banks	26	25	1	2	2	0
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	87,331	87,208	123	83,565	83,397	168
Loans	19,528	20,144	(616)	20,820	22,289	(1,469)
Other assets [1]	8,369	11,296	(2,927)	23,906	30,308	(6,402)
Due to banks and customer deposits	(1,120)	(1,059)	(61)	(913)	(826)	(87)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(19,634)	(19,638)	4	(32,398)	(32,381)	(17)
Short-term borrowings	(4,061)	(4,017)	(44)	(3,112)	(3,263)	151
Long-term debt	(71,970)	(75,106)	3,136	(80,002)	(84,351)	4,349
Other liabilities	(727)	(2,331)	1,604	(984)	(2,619)	1,635
1 Primarily loans held-for-sale.
Gains and losses on financial instruments
in	2016		2015		2014
	Net gains/ (losses)		Net gains/ (losses)		Net gains/ (losses)
Financial instruments (CHF million)
Interest-bearing deposits with banks	4	[1]	(38)	[2]	9	[1]
of which related to credit risk	1		1		3
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	1,440	[1]	1,279	[1]	913	[1]
Other investments	214	[2]	240	[3]	373	[3]
of which related to credit risk	(3)		0		5
Loans	1,643	[1]	439	[1]	10	[2]
of which related to credit risk	(16)		(236)		(151)
Other assets	(507)	[2]	111	[1]	1,302	[1]
of which related to credit risk	(200)		(511)		387
Due to banks and customer deposits	(12)	[1]	4	[2]	(59)	[2]
of which related to credit risk	(22)		19		(17)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(112)	[1]	55	[2]	205	[2]
Short-term borrowings	323	[2]	439	[2]	152	[2]
Long-term debt	(1,136)	[2]	5,398	[2]	678	[2]
of which related to credit risk [4]	22		224		527
Other liabilities	443	[2]	314	[3]	(175)	[2]
of which related to credit risk	312		(95)		(162)
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

Own credit gains/(losses) on fair value option elected instruments recorded in AOCI
	Gains/(losses) recorded into AOCI		[1]	Gains/(losses) recorded in AOCI transferred to net income	[1]
in	2016	Cumulatively		2016
Financial instruments (CHF million)
Deposits	(29)	(34)		0
Short-term borrowings	0	(1)		0
Long-term debt	(1,355)	(715)		0
of which treasury debt over two years	(397)	(30)		0
of which structured notes over two years	(958)	(676)		0
Total	(1,384)	(750)		0
1 Amounts are reflected gross of tax.
Carrying value and fair value of financial instruments not carried at fair value
	Carrying value	Fair value
end of		Level 1	Level 2	Level 3	Total
2016 (CHF million)
Financial assets
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	47,797	0	47,797	0	47,797
Loans	237,292	0	239,582	4,602	244,184
Other financial assets [1]	171,602	118,888	51,678	1,324	171,890
Financial liabilities
Due to banks and deposits	363,631	190,446	173,161	0	363,607
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	13,382	0	13,382	0	13,382
Short-term borrowings	11,324	0	11,327	0	11,327
Long-term debt	115,355	0	116,984	521	117,505
Other financial liabilities [2]	62,376	1,595	60,661	116	62,372
2015 (CHF million)
Financial assets
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	39,871	0	39,872	0	39,872
Loans	231,395	4	232,391	6,150	238,545
Other financial assets [1]	150,743	90,740	58,456	1,796	150,992
Financial liabilities
Due to banks and deposits	349,015	197,645	151,774	0	349,419
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	14,200	0	14,401	0	14,401
Short-term borrowings	5,546	0	5,545	0	5,545
Long-term debt	112,091	0	112,638	778	113,416
Other financial liabilities [2]	63,970	32	63,496	578	64,106
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
Assets pledged
end of	2016	2015
Assets pledged (CHF million)
Total assets pledged or assigned as collateral	116,030	130,983
of which encumbered	83,473	91,278
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
Collateral
end of	2016	2015
Collateral (CHF million)
Fair value of collateral received with the right to sell or repledge	402,690	422,659
of which sold or repledged	167,493	186,298
Other information
end of	2016	2015
Other information (CHF million)
Cash and securities restricted under foreign banking regulations	27,590	24,592
Swiss National Bank required minimum liquidity reserves	1,873	1,890
> Refer to “Note 36 – Assets pledged and collateral” in V – Consolidated financial statements – Credit Suisse Group for further information.

36 Capital adequacy
The Bank is subject to regulation by >>>FINMA. The capital levels of the Bank are subject to qualitative judgments by regulators, including FINMA, about the components of capital, risk weightings and other factors. Since January 2013, the Bank has operated under the international capital adequacy standards known as >>>Basel III, as issued by the >>>Basel Committee on Banking Supervision, the standard setting committee within the >>>Bank for International Settlements (BIS). These standards have affected the measurement of both total eligible capital and >>>risk-weighted assets.
As of December 31, 2016 and 2015, the Bank was adequately capitalized under the regulatory provisions outlined under both FINMA and the BIS guidelines.
> Refer to “Note 37 – Capital adequacy” in V – Consolidated financial statements – Credit Suisse Group for further information.
Broker-dealer operations
Certain of the Bank’s broker-dealer subsidiaries are also subject to capital adequacy requirements. As of December 31, 2016 and 2015, the Bank and its subsidiaries complied with all applicable regulatory capital adequacy requirements.
Dividend restrictions
Certain of the Bank’s subsidiaries are subject to legal restrictions governing the amount of dividends they can pay (for example, pursuant to corporate law as defined by the Swiss Code of Obligations).
As of December 31, 2016 and 2015, the Bank was not subject to restrictions on its ability to pay the proposed dividends.
BIS statistics – Basel III
end of	2016	2015
Eligible capital (CHF million)
CET1 capital	35,177	40,013
Additional tier 1 capital	11,605	10,557
Total tier 1 capital	46,782	50,570
Tier 2 capital	6,921	9,672
Total eligible capital	53,703	60,242
Risk-weighted assets (CHF million)
Credit risk	169,400	185,574
Market risk	23,198	29,755
Operational risk	66,055	66,438
Non-counterparty risk	5,116	5,180
Risk-weighted assets	263,769	286,947
Capital ratios (%)
CET1 ratio	13.3	13.9
Tier 1 ratio	17.7	17.6
Total capital ratio	20.4	21.0

37 Assets under management
The following disclosure provides information regarding client assets, assets under management and net new assets as regulated by the >>>FINMA.
> Refer to “Note 38 – Assets under management” in V – Consolidated financial statements – Credit Suisse Group for further information.
Assets under management
end of	2016	2015
Assets under management (CHF billion)
Assets in collective investment instruments managed by Credit Suisse	165.7	186.9
Assets with discretionary mandates	228.1	220.3
Other assets under management	840.1	789.7
Assets under management (including double counting)	1,233.9	1,196.9
of which double counting	32.0	46.8
Changes in assets under management
	2016	2015
Assets under management (CHF billion)
Assets under management at beginning of period [1]	1,196.9	1,351.1
Net new assets/(net asset outflows)	26.5	46.4
Market movements, interest, dividends and foreign exchange	35.1	(26.6)
of which market movements, interest and dividends [2]	16.7	10.0
of which foreign exchange	18.4	(36.6)
Other effects	(24.6)	(174.0)	[3]
Assets under management at end of period	1,233.9	1,196.9
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

38 Litigation
> Refer to “Note 39 – Litigation” in V – Consolidated financial statements – Credit Suisse Group for further information.

39 Significant subsidiaries and equity method investments
Significant subsidiaries
Equity interest in %	Company name	Domicile	Currency	Nominal capital in million
as of December 31, 2016
	Credit Suisse AG
100	AJP Cayman Ltd.	George Town, Cayman Islands	JPY	8,025.6
100	Asset Management Finance LLC	Wilmington, United States	USD	341.8
100	Banco Credit Suisse (Brasil) S.A.	São Paulo, Brazil	BRL	53.6
100	Banco Credit Suisse (México), S.A.	Mexico City, Mexico	MXN	1,716.7
100	Banco de Investimentos Credit Suisse (Brasil) S.A.	São Paulo, Brazil	BRL	164.8
100	Boston Re Ltd.	Hamilton, Bermuda	USD	2.0
100	CJSC Bank Credit Suisse (Moscow)	Moscow, Russia	USD	37.8
100	Column Financial, Inc.	Wilmington, United States	USD	0.0
100	Credit Suisse (Australia) Limited	Sydney, Australia	AUD	34.1
100	Credit Suisse (Brasil) Distribuidora de Titulos e Valores Mobiliários S.A.	São Paulo, Brazil	BRL	5.0
100	Credit Suisse (Brasil) S.A. Corretora de Titulos e Valores Mobiliários	São Paulo, Brazil	BRL	98.4
100	Credit Suisse (Channel Islands) Limited	St. Peter Port, Guernsey	USD	6.1
100	Credit Suisse (Deutschland) Aktiengesellschaft	Frankfurt, Germany	EUR	130.0
100	Credit Suisse (Hong Kong) Limited	Hong Kong, China	HKD	13,758.0
100	Credit Suisse (Italy) S.p.A.	Milan, Italy	EUR	139.6
100	Credit Suisse (Luxembourg) S.A.	Luxembourg, Luxembourg	CHF	230.9
100	Credit Suisse (Monaco) S.A.M.	Monte Carlo, Monaco	EUR	18.0
100	Credit Suisse (Poland) Sp. z o.o	Warsaw, Poland	PLN	20.0
100	Credit Suisse (Qatar) LLC	Doha, Qatar	USD	29.0
100	Credit Suisse (Schweiz) AG	Zurich, Switzerland	CHF	100.0
100	Credit Suisse (Singapore) Limited	Singapore, Singapore	SGD	743.3
100	Credit Suisse (UK) Limited	London, United Kingdom	GBP	245.2
100	Credit Suisse (USA), Inc.	Wilmington, United States	USD	0.0
100	Credit Suisse Asset Management (UK) Holding Limited	London, United Kingdom	GBP	144.2
100	Credit Suisse Asset Management Immobilien Kapitalanlagegesellschaft GmbH	Frankfurt, Germany	EUR	6.1
100	Credit Suisse Asset Management International Holding Ltd	Zurich, Switzerland	CHF	20.0
100	Credit Suisse Asset Management Investments Ltd	Zurich, Switzerland	CHF	0.1
100	Credit Suisse Asset Management Limited	London, United Kingdom	GBP	45.0
100	Credit Suisse Asset Management, LLC	Wilmington, United States	USD	1,086.8
100	Credit Suisse Atlas I Investments (Luxembourg) S.à.r.l.	Luxembourg, Luxembourg	USD	0.0
100	Credit Suisse Business Analytics (India) Private Limited	Mumbai, India	INR	40.0
100	Credit Suisse Capital LLC	Wilmington, United States	USD	937.6

Significant subsidiaries (continued)
Equity interest in %		Company name	Domicile	Currency	Nominal capital in million
100		Credit Suisse Energy LLC	Wilmington, United States	USD	0.0
100		Credit Suisse Equities (Australia) Limited	Sydney, Australia	AUD	62.5
100		Credit Suisse Finance (India) Private Limited	Mumbai, India	INR	1,050.1
100		Credit Suisse First Boston (Latam Holdings) LLC	George Town, Cayman Islands	USD	23.8
100		Credit Suisse First Boston Finance B.V.	Amsterdam, The Netherlands	EUR	0.0
100		Credit Suisse First Boston Mortgage Capital LLC	Wilmington, United States	USD	356.6
100		Credit Suisse First Boston Next Fund, Inc.	Wilmington, United States	USD	10.0
100		Credit Suisse Fund Management S.A.	Luxembourg, Luxembourg	CHF	0.3
100		Credit Suisse Fund Services (Luxembourg) S.A.	Luxembourg, Luxembourg	CHF	1.5
100		Credit Suisse Funds AG	Zurich, Switzerland	CHF	7.0
100		Credit Suisse Group Finance (U.S.) Inc.	Wilmington, United States	USD	100.0
100		Credit Suisse Hedging-Griffo Corretora de Valores S.A.	São Paulo, Brazil	BRL	29.6
100		Credit Suisse Holding Europe (Luxembourg) S.A.	Luxembourg, Luxembourg	CHF	32.6
100		Credit Suisse Holdings (Australia) Limited	Sydney, Australia	AUD	42.0
100	[1]	Credit Suisse Holdings (USA), Inc.	Wilmington, United States	USD	550.0
100		Credit Suisse Istanbul Menkul Degerler A.S.	Istanbul, Turkey	TRY	6.8
100		Credit Suisse Leasing 92A, L.P.	New York, United States	USD	43.9
100		Credit Suisse Life & Pensions AG	Vaduz, Liechtenstein	CHF	15.0
100		Credit Suisse Life (Bermuda) Ltd.	Hamilton, Bermuda	USD	1.0
100		Credit Suisse Loan Funding LLC	Wilmington, United States	USD	0.0
100		Credit Suisse Management LLC	Wilmington, United States	USD	896.8
100		Credit Suisse Prime Securities Services (USA) LLC	Wilmington, United States	USD	263.3
100		Credit Suisse Principal Investments Limited	George Town, Cayman Islands	JPY	3,324.0
100		Credit Suisse Private Equity, LLC	Wilmington, United States	USD	42.2
100		Credit Suisse PSL GmbH	Zurich, Switzerland	CHF	0.0
100		Credit Suisse Saudi Arabia	Riyadh, Saudi Arabia	SAR	300.0
100		Credit Suisse Securities (Canada), Inc.	Toronto, Canada	CAD	3.4
100		Credit Suisse Securities (Europe) Limited	London, United Kingdom	USD	3,859.3
100		Credit Suisse Securities (Hong Kong) Limited	Hong Kong, China	HKD	2,080.9
100		Credit Suisse Securities (India) Private Limited	Mumbai, India	INR	2,214.7
100		Credit Suisse Securities (Japan) Limited	Tokyo, Japan	JPY	78,100.0
100		Credit Suisse Securities (Johannesburg) Proprietary Limited	Johannesburg, South Africa	ZAR	0.0
100		Credit Suisse Securities (Malaysia) Sdn. Bhd.	Kuala Lumpur, Malaysia	MYR	100.0
100		Credit Suisse Securities (Moscow)	Moscow, Russia	RUB	97.1
100		Credit Suisse Securities (Singapore) Pte Limited	Singapore, Singapore	SGD	30.0
100		Credit Suisse Securities (Thailand) Limited	Bangkok, Thailand	THB	500.0
100		Credit Suisse Securities (USA) LLC	Wilmington, United States	USD	1,131.7
100		Credit Suisse Services (India) Private Limited	Pune, India	INR	0.1
100		Credit Suisse Services (USA) LLC	Wilmington, United States	USD	0.0
100		CSAM Americas Holding Corp.	Wilmington, United States	USD	0.0
100		CS Non-Traditional Products Ltd.	Nassau, Bahamas	USD	0.1
100		DLJ Merchant Banking Funding, Inc	Wilmington, United States	USD	0.0
100		DLJ Mortgage Capital, Inc.	Wilmington, United States	USD	0.0
100		Fides Treasury Services AG	Zurich, Switzerland	CHF	2.0
100		Merban Equity AG	Zug, Switzerland	CHF	0.1
100		Merchant Holding, Inc	Wilmington, United States	USD	0.0
100		SPS Holding Corporation	Wilmington, United States	USD	0.1
99		PT Credit Suisse Securities Indonesia	Jakarta, Indonesia	IDR	235,000.0
98		Credit Suisse Hypotheken AG	Zurich, Switzerland	CHF	0.1
98	[2]	Credit Suisse International	London, United Kingdom	USD	12,366.1
1 43% of voting rights held by Credit Suisse Group AG, Guernsey Branch.
2 Remaining 2% held directly by Credit Suisse Group AG. 98% of voting rights and 98% of equity interest held by Credit Suisse AG.

Significant equity method investments
Equity interest in %		Company name	Domicile
as of December 31, 2016
Credit Suisse AG
33		Credit Suisse Founder Securities Limited	Beijing, China
23		E.L. & C. Baillieu Stockbroking (Holdings) Pty Ltd	Melbourne, Australia
20		ICBC Credit Suisse Asset Management Co., Ltd.	Beijing, China
5	[1]	York Capital Management Global Advisors, LLC	New York, United States
0	[1]	Holding Verde Empreendimentos e Participações S.A.	São Paulo, Brazil
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
The CEO and CFO concluded that, as of December 31, 2016, the design and operation of the Bank’s disclosure controls and procedures were effective, in all material respects, to ensure that information required to be disclosed in reports filed and submitted under the Exchange Act is recorded, processed, summarized and reported as and when required.
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
Management has made an evaluation and assessment of the Bank’s internal control over financial reporting as of December 31, 2016 using the criteria issued in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in “Internal Control – Integrated Framework”.
Based upon its review and evaluation, management, including the Bank CEO and CFO, has concluded that the Bank’s internal control over financial reporting is effective as of December 31, 2016.
The Bank’s independent auditors, KPMG AG, have issued an unqualified opinion on the effectiveness of the Bank’s internal control over financial reporting as of December 31, 2016, as stated in their report, which follows.
Changes in internal control over financial reporting
There were no changes in the Bank’s internal control over financial reporting during the period covered by this report that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting.

Report of the Independent Registered Public Accounting Firm
Report of the Independent Registered Public Accounting FirmCredit Suisse AG, ZurichWe have audited Credit Suisse AG and subsidiaries' (the “Bank”) internal control over financial reporting as of December 31, 2016, based oncriteria established in Internal Control Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The Bank’s Board of Directors and management are responsible for maintaining effective internal control over financial reporting and the Bank’s management is responsible for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Bank’s internal control over financial reporting based on our audit.We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.In our opinion, the Bank maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) and Swiss Auditing Standards, the consolidated balance sheets of the Bank as of December 31, 2016 and 2015, and the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2016, and our report dated March 24, 2017 expressed an unqualified opinion on those consolidated financial statements.KPMG AGNicholas EdmondsAnthony AnzevinoLicensed Audit ExpertGlobal Lead PartnerAuditor in ChargeZurich, SwitzerlandMarch 24, 2017

Parent company financial statements – Credit Suisse (Bank)
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
26 Fiduciary transactions
27 Assets under management

Report of the Statutory Auditor
Report of the Statutory AuditorReport of the Statutory Auditor on the Financial Statements to the General Meeting of Credit Suisse AG, ZurichAs statutory auditor, we have audited the accompanying financial statements of Credit Suisse AG, which comprise the balance sheet, statement of income, statement of changes in equity and notes for the year ended December 31, 2016.Board of Directors’ ResponsibilityThe Board of Directors is responsible for the preparation of the financial statements in accordance with the requirements of Swiss law and Credit Suisse AG’s articles of association. This responsibility includes designing, implementing and maintaining an internal control system relevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error. The Board of Directors is further responsible for selecting and applying appropriate accounting policies and making accounting estimates that are reasonable in the circumstances.Auditor’s ResponsibilityOur responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Swiss law and Swiss Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers the internal control system relevant to the entity’s preparation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control system. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of accounting estimates made, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.OpinionIn our opinion, the financial statements for the year ended December 31, 2016, comply with Swiss law and Credit Suisse AG’s articles of association.

Report on Key Audit Matters based on the circular 1/2015 of the Federal Audit Oversight AuthorityValuation of financial instruments reported at fair valueProvisions for litigation and regulatory actionsValuation of the allowance for loan lossesValuation of participationsKey audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements as of and for the year ended December 31, 2016. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.Valuation of financial instruments reported at fair valueKey Audit MatterCredit Suisse AG reports financial assets reported at fair value of CHF 17.9 billion and financial liabilities reported at fair value of CHF 62.9 billion as of December 31, 2016. These financial assets represented 3.5% of total assets and these financial liabilities represented 13.5% of total liabilities as of December 31, 2016.The fair value of the majority of Credit Suisse AG’s financial instruments is based on quoted prices in active markets or observable inputs.In addition, Credit Suisse AG holds financial instruments for which no prices are available and which have little or no observable inputs. For these financial instruments fair value is determined through the application of valuation techniques, which often involve the exercise of judgment by management including the use of assumptions and estimates. In particular for financial instruments which do not have directly observable market prices, judgment is often required to determine modelling assumptions that are used in the determination of fair value. Credit Suisse AG also has certain financial instruments that utilize significant, judgmental inputs with varying degrees of observability for purposes of determining fair value. Further, Credit Suisse AG applies significant judgment in calculating certain valuation adjustments including credit, debit and funding valuation adjustments.Our responseWe assessed and tested the design and operating effectiveness of the key controls over financial reporting with respect to the valuation of financial instruments reported at fair value. This included controls over independent price verification, valuation model approval and the calculation, validation and recording of valuation adjustments.For a sample of financial instruments, we examined the appropriateness of models used and valuation inputs or data. We compared observable inputs and data against independent sources and externally available market data.For a sample of instruments which do not have directly observable market prices, we critically examined and challenged the assumptions and models used or re-performed an independent valuation assessment, by reference to what we considered to be available alternative methods and sensitivities to key factors.We also evaluated the methodology and inputs used in determining key judgmental valuation adjustments by critically examining and challenging these assumptions and models, and performing recalculations for a sample of these adjustments.We made use of our own valuation specialists in performing the above procedures, in particular in relation to the most judgmental financial instruments, models, methodologies and assumptions.For further information on the valuation of financial instruments reported at fair value refer to the following:Note 2 Accounting and valuation principles, “Trading assets and liabilities”Note 12 Trading assets and liabilities and other financial instruments held at fair valueProvisions for litigation and regulatory actionsKey Audit MatterCredit Suisse AG is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its businesses. The outcome of such cases is dependent on the future outcome of continuing legal and regulatory processes. Consequently, the calculations of the provisions are subject to inherent uncertainty as they rely on management judgment about the likelihood and amount of liabilities arising from litigation and regulatory claims.Our responseWe assessed and tested the design and operating effectiveness of the key controls over financial reporting with respect to provisions for litigation and regulatory actions. This included controls over the valuation of the litigation provisions and their approval, review and disclosure.We evaluated Credit Suisse AG’s assessment of the nature and status of litigation, claims and regulatory actions. We considered the legal advice received by Credit Suisse AG from in-house counsel, as well as external counsel, when relevant, for certain of the more significant cases.We examined Credit Suisse AG’s conclusions with respect to the provisions and disclosures made for significant cases, considering the results of corroborative information obtained from management. In view of the significance of the judgments required, we examined the more significant provisions in detail. For the significant cases, we obtained correspondence directly from Credit Suisse AG’s outside attorneys and, where appropriate, performed corroborative inquiry of outside counsel and tested data and inputs used by management in determining their litigation provisions.For further information on provisions for litigation and regulatory actions refer to the following:Note 2 Accounting and valuation principles, “Provisions”Note 20 Provisions and valuation adjustments

Valuation of the allowance for loan lossesKey Audit MatterCredit Suisse AG reports gross loans of CHF 186.7 billion and has recorded an allowance for loan losses of CHF 1.3 billion as of December 31, 2016.The valuation of the allowance for loan losses relies on the application of significant management judgment and the use of different modelling techniques and assumptions. The specific allowance for loan losses involves judgment to estimate the recoverable amount and the collateral value. The collective allowance for loan losses involves judgment in determining the methodology and parameters in calculating the allowance at a portfolio level.Our responseWe assessed and tested the design and operating effectiveness of the key controls over financial reporting with respect to the valuation of the allowance for loan losses. This included controls over the calculation, approval, recording and monitoring of the allowance for loan losses. This also included controls over model approval, validation and approval of key data inputs and the qualitative considerations for potential impairment that were not captured by management’s models.For a sample of loan loss allowances calculated on an individual basis we tested the assumptions underlying the impairment identification and quantification including forecasts of future cash flows, valuation of underlying collateral and estimates of recovery on default. We also examined a sample of loans which had not been identified by management as impaired and formed our own opinion about collectability.For a sample of loan loss allowances calculated on a collective basis we tested the underlying models including the model approval and validation process. We also tested the reasonableness of the inputs to those models, such as recovery rates, by comparing data and assumptions made to external benchmarks, when available. For further information on the valuation of allowance for loan losses refer to the following:Note 2 Accounting and valuation principles, “Due from customers and mortgage loans”Note 3 Risk management, “Credit Risk”Note 11 Collateral and impaired loansValuation of participationsKey Audit MatterCredit Suisse AG reports participations of CHF 74.1 billion as of December 31, 2016. The participations portfolio consists of investments in subsidiary entities mainly operating in the banking and finance industry.Participations are valued at acquisition cost less impairment. For the purpose of impairment testing, the portfolio valuation method is applied, and therefore impairment is assessed on the level of the entire portfolio of participations and not individually for each participation. The valuation of participations involves judgment in the projections and assumptions used, which are sensitive to the expected future market developments that could affect the profitability of these entities.Our responseWe assessed and tested the design and implementation of the key controls over financial reporting with respect to the valuation of participations. This included controls over the identification and measurement of impairments, the evaluation of the valuation methodology, key inputs and assumptions used in the determination of the participation value, and management’s annual comparison of legal entity plans to past performance.For a sample of participations, we evaluated key assumptions applied in performing the valuation. We

— Note 2 Accounting and valuation principles, "Participations"

Report on Other Legal Requirements

KPMG AG

Nicholas Edmonds
Licensed Audit Expert
Auditor in Charge

Ralph Dicht
Licensed Audit Expert

Zurich, Switzerland
March 24, 2017

KPMG AG, Badenerstrasse 172, PO Box, CH-8036 Zurich

KPMG AG is a subsidiary of KPMG Holding AG, which is a member of the KPMG network of independent firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss legal entity. All rights reserved.

used our own valuation specialists to critically examine and challenge the key assumptions applied by benchmarking them against independent data.For further information on the valuation of participations refer to the following:Note 2 Accounting and valuation principles, “Participations”Report on Other Legal Requirements We confirm that we meet the legal requirements on licensing according to the Auditor Oversight Act (AOA) and independence (article 728 CO and article 11 AOA) and that there are no circumstances incompatible with our independence. In accordance with article 728a paragraph 1 item 3 CO and Swiss Auditing Standard 890, we confirm that an internal control system exists, which has been designed for the preparation of financial statements according to the instructions of the Board of Directors.We further confirm that the proposed appropriation of available earnings complies with Swiss law and Credit Suisse AG’s articles of association. We recommend that the financial statements submitted to you be approved.KPMG AGNicholas EdmondsRalph DichtLicensed Audit ExpertLicensed Audit ExpertAuditor in ChargeZurich, SwitzerlandMarch 24, 2017

Parent company financial statements
Statements of income
	Reference to notes	in
		2016	2015
Statements of income (CHF million)
Interest and discount income		8,188	8,583
Interest and dividend income from trading activities		627	744
Interest and dividend income from financial investments		5	9
Interest expense		(5,326)	(4,454)
Gross income from interest activities		3,494	4,882
(Increase)/release of allowance for default risks and losses from interest activities		(456)	(463)
Net income from interest activities	4	3,038	4,419
Commission income from securities trading and investment activities		3,008	3,913
Commission income from lending activities		812	859
Commission income from other services		626	722
Commission expense		(724)	(590)
Net income from commission and service activities		3,722	4,904
Net income/(loss) from trading activities and fair value option	5	(2,408)	346
Income/(loss) from the disposal of financial investments		7	15
Income from participations		206	629
Income from real estate		24	31
Other ordinary income		1,087	425
Other ordinary expenses		(405)	(309)
Net income from other ordinary activities		919	791
Personnel expenses	6	3,576	4,199
General and administrative expenses	7	3,106	3,098
Total operating expenses		6,682	7,297
Impairment of participations, depreciation and amortization of tangible fixed assets and intangible assets		1,459	5,401
Increase/(release) of provisions and other valuation adjustments, and losses	8	86	461
Operating loss		(2,956)	(2,699)
Extraordinary income	8	523	443
Extraordinary expenses	8	0	(24)
Taxes	9	(404)	(597)
Net loss		(2,837)	(2,877)

Balance sheets
	Reference to notes	end of
		2016	2015
Assets (CHF million)
Cash and other liquid assets		67,450	74,949
Due from banks		99,666	109,513
Securities borrowing and reverse repurchase agreements	10	40,783	24,172
Due from customers	11	180,426	241,190
Mortgage loans	11	4,952	115,779
Trading assets	12	17,586	31,710
Positive replacement values of derivative financial instruments	13	8,098	13,934
Other financial instruments held at fair value	12	314	0
Financial investments	14	6,956	2,835
Accrued income and prepaid expenses		3,624	2,805
Participations		74,085	40,415
Tangible fixed assets		2,592	2,669
Intangible assets		5	11
Other assets	15	1,263	2,028
Total assets		507,800	662,010
Total subordinated receivables		1,906	1,819
of which receivables subject to contractual mandatory conversion and/or cancelation		51	49
Liabilities and shareholder's equity (CHF million)
Due to banks		57,569	70,875
Securities lending and repurchase agreements	10	21,709	11,239
Customer deposits		144,788	298,965
Trading liabilities	12,18	1,513	1,273
Negative replacement values of derivative financial instruments	13	8,055	13,271
Liabilities from other financial instruments held at fair value	12	61,411	56,002
Medium-term notes		0	759
Bonds and mortgage-backed bonds		164,958	159,134
Accrued expenses and deferred income		4,954	5,068
Other liabilities	15	445	685
Provisions	20	588	796
Total liabilities		465,990	618,067
Share capital	21	4,400	4,400
Legal capital reserves		33,330	32,616
of which capital contribution reserves		32,766	32,052
Legal income reserves		6,081	6,081
Voluntary income reserves		610	610
Retained earnings		226	3,113
Net loss		(2,837)	(2,877)
Total shareholder's equity		41,810	43,943
Total liabilities and shareholder's equity		507,800	662,010
Total subordinated liabilities		22,616	23,994
of which liabilities subject to contractual mandatory conversion and/or cancelation		7,312	9,219
Off-balance sheet transactions
end of	2016	2015
Off-balance sheet transactions (CHF million)
Contingent liabilities	170,909	182,050
Irrevocable commitments	95,213	120,654
Obligations for calls on shares and additional payments	155	61

Contingent liabilities to other bank entities include guarantees for obligations, performance-related guarantees and letters of comfort issued to third parties. Contingencies with a stated amount are included in the off-balance sheet section of the financial statements. In some instances, the exposure of Credit Suisse AG (Bank parent company) is not defined as an amount but relates to specific circumstances such as the solvency of subsidiaries or the performance of a service.
Joint and several liability
On November 20, 2016, the Bank parent company transferred its universal bank business for Swiss customers, comprising a significant part of the division Swiss Universal Bank and parts of STS Trading, a business area providing sales and trading services, to Credit Suisse (Schweiz) AG (CS Schweiz). This business transfer was executed through a transfer of assets and liabilities in accordance with the Swiss Merger Act. By operation of the Swiss Merger Act, the Bank parent company assumed a three-year statutory joint and several liability for obligations existing at the transfer date on November 20, 2016 and which were transferred to CS Schweiz. With the exception of certain claims of employees becoming due up to the date upon which the employment relationship could ordinarily have been terminated, or was terminated by the employee if the employee declined to transfer to CS Schweiz, the Bank parent company has no liability for obligations incurred by CS Schweiz after the asset transfer date.
The Bank parent company entered into a contractual arrangement under which it assumed joint and several liability with respect to liabilities of CS Schweiz arising in connection with CS Schweiz's roles under the covered bonds program.
The Bank parent company is a member of Credit Suisse Group AG’s Swiss VAT group and therefore subject to joint and several liability according to Art. 15 para. 1 lit. c of the Swiss VAT Act.
Deposit insurance guarantee programs
Deposit-taking banks and securities dealers in Switzerland are required to ensure the payout of privileged deposits in the case of specified restrictions or compulsory liquidation of a deposit-taking bank, and they jointly guarantee an amount of up to CHF 6 billion. Upon occurrence of a payout event triggered by a specified restriction of business imposed by the >>>Swiss Financial Market Supervisory Authority FINMA (FINMA) or by the compulsory liquidation of another deposit-taking bank, the Bank parent company’s contribution will be calculated based on its share of privileged deposits in proportion to total privileged deposits. Based on FINMA’s estimate for the Bank parent company, the Bank’s share in the deposit insurance guarantee program for the period July 1, 2016 to June 30, 2017 is CHF 500 million. This deposit insurance guarantee was reflected in contingent liabilities.
> Refer to “Note 24 – Amounts receivable from and amounts payable to related parties” for further information off-balance sheet transactions.
Statement of changes in equity
	Share capital	Legal capital reserves		Legal income reserves	Voluntary income reserves	Retained earnings	Net profit/(loss)	Total share- holder's equity
2016 (CHF million)
Balance at beginning of period	4,400	32,616		6,081	610	3,113	(2,877)	43,943
Appropriation of net loss	–	–		–	–	(2,877)	2,877	–
Capital contributions	–	714	[1]	–	–	–	–	714
Dividends and other distributions	–	–		–	–	(10)	–	(10)
Net loss	–	–		–	–	–	(2,837)	(2,837)
Balance at end of period	4,400	33,330	[2]	6,081	610	226	(2,837)	41,810
1
Represents a-fonds-perdu contributions to capital contribution reserves of CHF 400 million and CHF 310 million in May and June 2016, respectively, and an a-fonds-perdu contribution in kind of CHF 4 million in July 2016 by Credit Suisse Group AG.

2
Includes capital contribution reserves of CHF 32,766 million. Distributions from capital contribution reserves are free of Swiss withholding tax and are not subject to income tax for Swiss resident individuals holding the shares as a private investment.

Notes to the financial statements
1 Business activities, developments and subsequent events
Business activities
Credit Suisse AG (Bank parent company) is a Swiss bank incorporated as a joint stock corporation (public limited company) with its registered office in Zurich, Switzerland.
As of December 31, 2016, the Bank parent company had total assets of CHF 507.8 billion and shareholder’s equity of CHF 41.8 billion.
The Bank parent company is a 100% subsidiary of Credit Suisse Group AG (Group parent company) domiciled in Switzerland.
The Bank parent company provides private banking and investment banking services which include comprehensive advice and a wide range of financial solutions to private, corporate and institutional clients. Private clients include >>>ultra-high-net-worth and >>>high-net-worth individuals around the globe. The corporate and institutional banking business serves large corporate clients, small and medium-sized enterprises, institutional clients and financial institutions. Services to >>>affluent and retail clients in Switzerland and to corporate and institutional clients with a focus on the Swiss home market are provided by CS Schweiz, a 100% banking subsidiary of the Bank parent company which started operations on November 20, 2016. Its service offering to private, corporate and institutional clients comprise of asset management services, which includes a wide range of investment products and solutions across a diversified range of asset classes, with a focus on alternative, traditional and multi-asset portfolios in many areas with a broad offering for emerging markets-related investment opportunities.
Number of employees
end of	2016	2015
Number of employees (full-time equivalents)
Switzerland	8,950	16,120
Abroad	4,940	4,650
Total	13,890	20,770
Business developments
Business transfer to CS Schweiz
On November 20, 2016, the Bank parent company transferred its universal bank business for Swiss customers, comprising a significant part of the division Swiss Universal Bank and parts of the business area STS Trading to CS Schweiz. The purpose of this transfer was to implement regulatory requirements in connection with Swiss “Too Big To Fail” legislation and the Swiss systemically relevant functions as well as the strategic realignment of the Group. This business transfer was executed through a transfer of assets and liabilities in accordance with the Swiss Merger Act. The asset transfer agreement entered into between the Bank parent company and CS Schweiz, dated as of November 17, 2016 and completed on November 20, 2016, contained the elements required by the Swiss Merger Act, namely the corporate name, registered office and legal form of the Bank parent company and CS Schweiz, the transferred business (including an inventory) and excluded assets, liabilities and relationships, the total value of the assets transferred, the consideration and a list of employee relationships transferred with the asset transfer. The asset transfer agreement also stipulated the retroactive effect of the asset transfer as of August 1, 2016 with respect to the benefits and risks, the transfer of certain roles relating to the Bank parent company's covered bonds program, and certain indemnity undertakings of CS Schweiz for the benefit of the Bank parent company and of the Bank parent company for the benefit of CS Schweiz in connection with the asset transfer. In connection with the aforementioned asset transfer agreement, the Bank parent company also undertook to provide CS Schweiz with additional bail-in capital in the form of a loan at market terms in the amount of CHF 3.3 billion which, for purposes of, and during restructuring proceedings with respect to, CS Schweiz, would be subordinated to selected operative claims. The asset transfer agreement is governed by Swiss law and provides for the jurisdiction of an arbitration tribunal in accordance with the Swiss Rules of International Arbitration of the Swiss Chambers of Commerce. The transfer included total assets of CHF 221,079 million and total liabilities of CHF 209,954 million for a cash consideration of CHF 100 million, paid from the proceeds of the CHF 20 million share capital issued in connection with the incorporation of CS Schweiz on April 29, 2015 and the capital increase of CHF 80 million on October 19, 2016. The resulting surplus of CHF 11,025 million between the value of net assets transferred and the consideration paid was recorded as a capital contribution to legal capital reserves. In connection with the asset transfer, CS Schweiz also recognized intangible assets of CHF 3,525 million with the corresponding balance recorded in legal capital reserves. The intangible assets reflected the value of the client base and goodwill related to the business transferred. By operation of the Swiss Merger Act, the Bank parent company assumed a three-year statutory joint and several liability for obligations existing at the transfer date on November 20, 2016 and which were transferred to CS Schweiz. As a result of the transfer, the transferred business is directly conducted, the transferred assets directly held, and the transferred liabilities assumed, by CS Schweiz.

Reconciliation of pre- and post-transfer balance sheet
	Balance as of July 31, 2016	Transfer of third-party assets and liabilities	Intercompany assets and liabilities	[1]	Participation and other items	[2]	Balance as of August 1, 2016
Assets (CHF million)
Cash and other liquid assets	90,690	(40,363)	–		–		50,327
Due from banks	112,189	(4,194)	22,973		–		130,968
Securities borrowing and reverse repurchase agreements	37,577	(18,722)	620		–		19,475
Due from customers	205,632	(27,245)	–		–		178,387
Mortgage loans	116,913	(111,789)	–		–		5,124
Trading assets	25,503	(5,675)	–		–		19,828
Positive replacement values of derivative financial instruments	13,367	(4,123)	838		–		10,082
Financial investments	3,090	(281)	–		–		2,809
Accrued income and prepaid expenses	3,061	(512)	6		–		2,555
Participations	60,082	(112)	–		11,025		70,995
Tangible fixed assets	2,661	(105)	–		–		2,556
Intangible assets	8	–	–		–		8
Other assets	1,506	(2,235)	–		1,031		302
Total assets	672,279	(215,356)	24,437		12,056		493,416
Liabilities and shareholder's equity (CHF million)
Due to banks	67,407	(10,066)	3,063		–		60,404
Securities lending and repurchase agreements	12,307	(5,568)	–		–		6,739
Customer deposits	295,514	(154,763)	–		–		140,751
Trading liabilities	1,901	(835)	–		–		1,066
Negative replacement values of derivative financial instruments	11,197	(5,937)	1,321		–		6,581
Liabilities from other financial instruments held at fair value	62,308	(556)	1,322		–		63,074
Medium-term notes	622	(622)	–		–		0
Bonds and mortgage-backed bonds	171,548	(6,300)	5		–		165,253
Accrued expenses and deferred income	5,641	(575)	12		–		5,078
Other liabilities	526	(234)	–		931		1,223
Provisions	817	(61)	–		–		756
Total liabilities	629,788	(185,517)	5,723		931		450,925
Share capital	4,400	–	–		–		4,400
Legal capital reserves	33,364	–	–		–		33,364
of which capital contribution reserves	32,766	–	–		–		32,766
Legal income reserves	6,081	–	–		–		6,081
Voluntary income reserves	610	–	–		–		610
Retained earnings	192	–	–		–		192
Net loss	(2,156)	–	–		–		(2,156)
Total shareholder's equity	42,491	–	–		–		42,491
Total liabilities and shareholder's equity	672,279	(185,517)	5,723		931		493,416
1
As a result of the business transfer, certain internal transactions between businesses and functions within the Bank parent company became intercompany transactions between the Bank parent company and CS Schweiz as of August 1, 2016. These transactions mainly relate to central treasury activities; the corresponding balances were included in the transfer balance sheet.

2 Includes the Bank parent company's participation in CS Schweiz, the consideration from CS Schweiz related to the transfer of assets and liabilities and the impact from compensation account netting.

Reconciliation of pre- and post-transfer off-balance sheet transactions
	Balance as of July 31, 2016	Transfer of third-party positions	Intercompany positions	[1]	Balance as of August 1, 2016
Off-balance sheet transactions (CHF million)
Contingent liabilities	180,781	(11,782)	1,524		170,523
Irrevocable commitments	100,701	(9,188)	0		91,513
Obligations for calls on shares and additional payments	49	(47)	0		2
1
As a result of the business transfer, certain internal transactions between businesses and functions within the Bank parent company became intercompany transactions between the Bank parent company and CS Schweiz as of August 1, 2016.

With respect to transferred employees, the employment relationship and all attendant rights and obligations passed from the Bank parent company to CS Schweiz as of the day of the transfer, unless the employee refused such transfer. Where the transferred relationship was governed by a collective employment contract, CS Schweiz is obligated to abide by it for one year unless it expires or is terminated sooner. In the event that an employee refused the transfer, the employment relationship ends on expiry of the statutory notice period and until then, CS Schweiz and the respective employee are obliged to perform the contract. The Bank parent company and CS Schweiz are jointly and severally liable for claims of employees arising under employment contracts and which become due up to the date upon which the employment relationship could ordinarily have been terminated or was terminated by the employee, if the employee declined to transfer to CS Schweiz.
> Refer to “Off-balance sheet transactions” for further information on joint and several liabilities related to asset transfers under the Swiss Merger Act and on the contractual joint and several liability entered into in connection with the covered bonds program of the Bank parent company.
Other business developments
In March 2016, the Bank parent company entered into a share transfer agreement with the J. Safra Sarasin Group with respect to the sale and transfer of all shares of Credit Suisse (Gibraltar) Limited by the Bank parent company to the J. Safra Sarasin Group (entity sale). The transaction closed on October 28, 2016. The Group will continue providing certain services to Credit Suisse (Gibraltar) Limited for a transitional period.
Subsequent events
In March 2016, the Bank parent company entered into a share transfer agreement with the J. Safra Sarasin Group with respect to the sale and transfer of all shares of Credit Suisse (Monaco) SAM by the Bank parent company to the J. Safra Sarasin Group (entity sale). The transaction closed on January 13, 2017. The Group will continue providing certain services to Credit Suisse (Monaco) SAM for a transitional period.
In February 2017, CS Schweiz and Credit Suisse Asset Management International Holding Ltd (CSAM IHAG), with a participating interest of 49% and 51%, respectively, incorporated Credit Suisse Asset Management & Investor Services (Schweiz) Holding AG (CSAM Holding), a holding company domiciled in Switzerland. The Bank parent company transferred participating interests of 49% in four fund management companies and in Credit Suisse Asset Management (Schweiz) AG (CSAM Schweiz) to CS Schweiz by way of an a-fonds-perdu contribution (i.e., without consideration). Subsequently, CS Schweiz contributed these participating interests to CSAM Holding. The remaining 51% in these five entities were contributed to CSAM Holding through CSAM IHAG. CSAM Schweiz was incorporated in February 2017 and received the Swiss-related asset management business from the Bank parent company through a transfer of assets in accordance with the Swiss Merger Act. All transfers of participations were made at the participations’ Swiss GAAP carrying value as recorded by the transferor.
In order to align the corporate structure of CS Schweiz with that of the Swiss Universal Bank division, the following equity stakes held by the Group parent company will be transferred to CS Schweiz: (i) 100% equity stake in Neue Aargauer Bank AG, (ii) 100% equity stake in BANK-now AG, and (iii) 50% equity stake in Swisscard AECS GmbH. The transfer of these equity stakes is currently expected to take place by way of an a-fonds-perdu contribution from the Group parent company to the Bank parent company and immediately thereafter via a subsequent sale of these equity stakes from the Bank parent company to CS Schweiz. The a-fonds-perdu contribution and the subsequent sale are expected to take place at the respective equity stakes’ aggregate Swiss GAAP carrying value as recorded by the Group parent company. The transfer is expected to be completed by March 31, 2017.
In March 2017, the Group increased its existing litigation provision for mortgage-related matters by CHF 300 million, resulting in an impairment on the Bank parent’s participations of CHF 208 million.

2 Accounting and valuation principles
Summary of significant accounting and valuation principles
Basis for accounting
The Bank parent company’s stand-alone financial statements are prepared in accordance with the accounting rules of the Swiss Federal Law on Banks and Savings Banks (Bank Law), the corresponding Implementing Ordinance and >>>FINMA circular 2015/1, “Accounting rules for banks, securities dealers, financial groups and conglomerates” (Swiss GAAP statutory) as applicable for the preparation of reliable assessment statutory single-entity financial statements (Statutarischer Einzelabschluss mit zuverlässiger Darstellung). Supplemental information on unsecured senior debt and structured notes as provided by Note 19 is not a required disclosure under these rules.
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
Certain changes were made to the prior year’s financial statements to conform to the current year’s presentation and had no impact on net profit/(loss) or total shareholder’s equity.
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
The following table provides the foreign exchange rates applied for the preparation of the Bank parent company’s stand-alone financial statements.
Foreign exchange rates
	End of		Average in
	2016	2015	2016	2015
1 USD / 1 CHF	1.02	0.99	0.99	0.96
1 EUR / 1 CHF	1.07	1.08	1.09	1.07
1 GBP / 1 CHF	1.26	1.47	1.34	1.47
100 JPY / 1 CHF	0.87	0.82	0.90	0.80
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
Hedge accounting is determined, tested for effectiveness and disclosed in accordance with US GAAP as allowed under Swiss GAAP statutory accounting rules. Derivative financial instruments used as hedging instruments in hedging relationships are always recorded at fair value.
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
– Impacts of changes in own credit spreads on the fair value of an issued debt instrument following initial recognition cannot be reflected in the statements of income. Impacts of changes in own credit spreads are recognized in the compensation account.
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
– provisions for pension benefit obligations and staff-related restructuring provisions through personnel expenses; and
– provisions for off-balance sheet related default risks and other provisions including litigation provisions through line item increase/(release) of provisions and other value adjustments, and losses.
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
Extraordinary income and expense
The recognition of extraordinary income or expense is limited to transactions which are non-recurring and non-operating, such as the disposal of fixed assets or participations, or income and expense related to other reporting periods if they account for the correction of errors with regard to non-operating transactions of prior periods.
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
Capital adequacy disclosures
Capital adequacy disclosures for the Group and the Bank parent company are presented in the publications “Pillar 3 and regulatory disclosures – Credit Suisse Group AG” and “Regulatory disclosures – Subsidiaries”, respectively, which will be available on the Group’s website www.credit-suisse.com/regulatorydisclosures.
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
As of December 31, 2016, the carrying value of participations included total unrealized losses on certain participations of CHF 8,538 million, which were netted with unrealized gains on other participations of the same amount in accordance with the portfolio method applied under the current accounting policy.
3 Risk management, use of derivative financial instruments and hedge accounting
Risk management
Fundamental to the Bank parent company and its subsidiaries’ (Bank) business is the prudent taking of risk in line with its strategic priorities. The primary objectives of risk management are to protect the Bank’s financial strength and reputation, while ensuring that capital is well deployed to support business activities and grow shareholder value. The Bank’s risk management framework is based on transparency, management accountability and independent oversight. Risk management is an integral part of the Bank’s business planning process with strong involvement of senior management and the Board of Directors (Board).
Risk governance
The Bank’s risk governance framework is based on a “three lines of defense” governance model, where each line has a specific role and defined responsibilities and works in close collaboration to identify, assess and mitigate risks.
The first line of defense is the front office, which is responsible for pursuing suitable business opportunities within the strategic risk objectives and compliance requirements of the Bank, and has primary responsibility for ensuring compliance with relevant legal and regulatory requirements and internal controls.
The second line of defense is separate from the front office and acts as an independent control function, responsible for reviewing and challenging front office activities and producing independent management information and risk management reporting for senior management and regulatory authorities. The second line of defense includes functions such as risk management, legal, compliance and product control. It articulates standards and expectations for the management of risk and effectiveness of controls, including advising on applicable legal and regulatory requirements as well as preparing and issuing related policies, and monitors compliance with these policies.
The third line of defense is the internal audit function, which monitors the effectiveness of controls across various functions and operations, including risk management and governance practices.
Risk management of the Bank is aligned to the overall risk management governance of the Group. All members of the Board and the Executive Board of the Bank are also members of the Board and the Executive Board of the Group. The Bank’s governance includes a committee structure and a comprehensive set of corporate policies which are developed, reviewed and approved by the Board, the Executive Board, their respective committees and the Group Chief Risk Officer (CRO), in accordance with their respective responsibilities and levels of authority.
Board of Directors
The Board is responsible for the Bank’s strategic direction, supervision and control, and for defining the Bank’s overall tolerance for risk in the form of a risk appetite statement and overall risk limits. Overall risk limits are set by the Board in consultation with its Risk Committee.
The Risk Committee is responsible for assisting the Board in fulfilling its oversight responsibilities by providing guidance regarding risk governance and the development of the Bank’s risk profile and capital adequacy, including the regular review of major risk exposures and overall risk limits.
The Audit Committee is responsible for assisting the Board in fulfilling its oversight responsibilities by monitoring management’s approach with respect to financial reporting, internal controls, accounting and legal and regulatory compliance. Additionally, the Audit Committee is responsible for monitoring the independence and performance of internal and external auditors.
Executive Board
The Executive Board is responsible for developing and implementing the Bank’s strategic business plans, subject to approval by the Board. It further reviews and coordinates significant initiatives for the risk management function and establishes Bank-wide risk policies. The Group CRO is a member of the Executive Board and represents the risk management function.
Executive Board committees
The Capital Allocation & Risk Management Committee (CARMC) is responsible for supervising and directing the Bank’s risk profile, recommending risk limits at the Bank level to the Risk Committee and the Board, establishing and allocating risk limits among the various businesses, and for developing measures, methodologies and tools to monitor and manage the risk portfolio. CARMC meets monthly and conducts reviews according to the following three rotating cycles. The asset & liability management cycle reviews the funding and balance sheet trends and activities, plans and monitors regulatory and business liquidity requirements and internal and regulatory capital adequacy. The market & credit risks cycle reviews risk exposures and concentrations, defines and implements risk management strategies for the Bank businesses and sets and approves risk limits within approved Board limits and other appropriate measures to monitor and manage the risk portfolio within the various Bank businesses. In the market & credit risk cycle, the credit portfolio & provisions review committee, a sub-committee of CARMC, reviews the quality of the credit portfolio with a focus on the development of impaired assets and the assessment of related provisions and valuation allowances. The internal control systems cycle monitors and analyzes significant legal and compliance risks, reviews and approves the business continuity program’s alignment with the corporate strategy on an annual basis, sets limits, caps and triggers on specific businesses to control significant operational risk exposure, and reviews and assesses the appropriateness and efficiency of the internal control systems, particularly with regards to valuation risks and the new business approval process.
The Valuation Risk Management Committee (VARMC) is responsible for establishing policies regarding the valuation of certain material assets and the policies and calculation methodologies applied in the valuation process.
The Risk Processes & Standards Committee (RPSC) reviews major risk management processes, issues general instructions, standards and processes concerning risk management, approves material changes in market, credit and operational risk management standards, policies and related methodologies, and approves the standards of the Bank’s internal models used for calculating regulatory capital requirements.
The Reputational Risk & Sustainability Committee (RRSC) sets policies and reviews processes and significant cases relating to reputational risks and sustainability issues. It also ensures compliance with the Bank’s reputational and sustainability policies and oversees their implementation.
Risk appetite framework
The Bank maintains a comprehensive Bank-wide risk appetite framework, which is governed by a global policy and provides a robust foundation for risk appetite setting and management across the Bank. A key element of the framework is a detailed statement of the Board-approved risk appetite which is aligned to the Bank’s financial and capital plans. The framework also encompasses the processes and systems for assessing the appropriate level of risk appetite required to constrain the Bank’s overall risk profile.
The Bank risk appetite framework is governed by an overarching global policy that encompasses the suite of specific policies, processes and systems with which the risk controls are calibrated and the risk profile is managed. The framework is guided by the following strategic risk objectives:
– maintaining Bank-wide capital adequacy above minimum regulatory requirements under both normal and stressed conditions;
– promoting stability of earnings to support performance in line with financial objectives;
– ensuring sound management of liquidity and funding risk in normal and stressed conditions;
– proactively controlling concentration risks;
– managing operational risk to ensure sustainable performance;
– minimizing reputational risk; and
– managing and controlling business conduct risk.
Bank-wide risk appetite is determined in partnership with the financial and capital planning process on an annual basis, based on bottom-up forecasts that reflect planned risk-usage by the businesses and top-down, Board-driven strategic risk objectives and risk appetite. Scenario stress testing of financial and capital plans is an essential element in the risk appetite calibration process as a key means through which the Bank’s strategic risk objectives, financial resources and business plans are aligned. The capital plans are also analyzed using the Bank’s economic capital coverage ratio, which provides a further means of assessing bottom-up risk plans with respect to available capital resources. The risk appetite is approved through a number of internal governance forums, including joint approval by both the Group CRO and the Chief Financial Officer (CFO), the Risk Appetite Review Committee (a sub-committee of CARMC), CARMC, the Risk Committee and, subsequently, by the Board.
The risk appetite statement is the formal plan, approved by the Board, for Bank-wide risk appetite. Key divisional allocations are cascaded from the Bank and approved in divisional risk management committees. Legal entity risk appetites are allocated from the Bank and are approved by the local legal entity board of directors.
A core aspect of the Bank’s risk appetite framework is a sound system of integrated risk controls to maintain the Bank’s risk profile within their overall risk appetites. Controls are classified according to type and authority, with the principal control types comprising limits, guidelines and tolerances. The risk controls restrict the Bank’s maximum balance sheet and off-balance sheet exposure given the market environment, business strategy and financial resources available to absorb losses.
Risk coverage and management
The Bank uses a wide range of risk management practices to address the variety of risks that arise from its business activities. Policies, limits, guidelines, processes, standards, risk assessment and measurement methodologies, and risk monitoring and reporting are key components of its risk management practices. The Bank’s risk management practices complement each other in the Bank’s analysis of potential loss, support the identification of interdependencies and interactions of risks across the organization and provide a comprehensive view of its exposures. The Bank regularly reviews and updates its risk management practices to ensure consistency with its business activities and relevance to its business and financial strategies.
The key risk types, their definitions and key risk evaluation methods are summarized in the table “Key risk types overview”.
It is important both to evaluate each risk type separately and assess the risk types’ combined impact on the Bank, which helps ensure that the Bank’s overall risk profile remains within the Bank-wide risk appetite.
The primary evaluation methods used to assess Bank-wide quantifiable risks include economic risk capital and stress testing.
Economic risk capital
Economic risk capital is used as a consistent and comprehensive tool for capital management, limit monitoring and performance management. Economic risk capital is the core Bank-wide risk management tool for measuring and reporting the combined impact from quantifiable risks such as market, credit, operational, pension, expense and model risks, each of which has an impact on the Bank’s capital position.
Under the Basel framework, the Bank is required to maintain a robust and comprehensive framework for assessing capital adequacy, defining internal capital targets and ensuring that these capital targets are consistent with its overall risk profile and the current operating environment. The Bank’s economic risk capital model represents its internal view of the amount of capital required to support its business activities.
During 2016, as part of our economic risk capital strategic development program to further embed economic risk capital into our risk appetite framework, we continued to develop a suite of metrics and models that better assess, monitor and manage capital adequacy and solvency risk in severe stress events such as business recovery or resolution.

Key risk types overview

<table>
<tr><th>Key risk types and definition</th><th>Key risk evaluation methods</th></tr>
<tr><td>Liquidity and funding risks: The risk that the Bank does not have the appropriate amount of funding and liquidity to meet its obligations.</td><td>Liquidity coverage ratio, net stable funding ratio, liquidity barometer, stress testing</td></tr>
<tr><td>Market risk: The risk of financial loss from adverse changes in market prices, including interest rates, credit spreads, foreign exchange, equity and commodity prices, and other factors such as market volatility and the correlation of market prices across asset classes.</td><td>Value-at-risk, sensitivities, economic risk capital, stress testing</td></tr>
<tr><td>Credit risk: The risk of financial loss arising as a result of a borrower or counterparty failing to meet its financial obligations or as a result of deterioration in the credit quality of the borrower or counterparty.</td><td>Gross and net loan exposures, commitments, probability of default, loss given default, exposure at default, potential future exposure, country exposures, economic risk capital, stress testing</td></tr>
<tr><td>Operational risk: The risk of financial loss arising from inadequate or failed internal processes, people or systems, or from external events.</td><td rowspan="3">Risk and control self-assessments, risk and control indicators, internal and external incident data, economic risk capital, stress testing</td></tr>
<tr><td>Technology risk: The risk that technology-related failures, such as services outages or information security incidents, may disrupt business.</td></tr>
<tr><td>Legal, compliance, regulatory and conduct risks: Legal risk is the risk of loss or any other material adverse impact arising from circumstances including the failure to comply with legal obligations, the making of legal challenge or claim against the Bank and the Bank's inability to enforce legal rights. Compliance and regulatory risk is the risk from the failure to comply with laws, regulations, rules or market standards, and also includes the risk of negative effects on activities and strategic initiatives of the Bank. Conduct risk is the risk that improper behavior or judgment results in negative financial, non-financial and/or reputational harm to clients, employees or the Bank, or damage to the integrity of the financial markets.</td></tr>
<tr><td>Reputational risk: The risk that negative perception by stakeholders of the Bank may adversely impact client acquisition and damage its business relationships with clients and counterparties, affecting staff morale and reducing access to funding sources.</td><td rowspan="3">A comprehensive assessment for these risk types is performed both periodically and event-driven.
The results of the analysis impact management actions such as strategy adjustments, tactical measures, policy adjustments, event-driven crisis guidelines, staff training and individual performance measurement.
The risk management actions include both precautionary activities to manage risk and issue resolution activities to recover from adverse developments.</td></tr>
<tr><td>Fiduciary risk: The risk of financial loss arising when the Bank or its employees, acting in a fiduciary capacity as trustee, investment manager or as mandated by law, do not act in the best interest of the client in connection with the advice and management of its client's assets including from a product-related market, credit, liquidity and operational risk perspective.</td></tr>
<tr><td>Strategic risk: The risk of financial loss or reputational damage arising from inappropriate strategic decisions, ineffective implementation of business strategies or an inability to adapt business strategies in response to changes in the business environment.</td></tr>
</table>

Stress testing
Stress testing or scenario analysis provides an additional approach to risk management and formulates hypothetical questions, including what would happen to the Bank’s portfolio if, for example, historic or adverse forward-looking events were to occur.
Stress testing is a fundamental element of the Bank-wide risk appetite framework included in overall risk management to ensure that the Bank’s financial position and risk profile provide sufficient resilience to withstand the impact of severe economic conditions. Stress testing results are monitored against limits, used in risk appetite discussions and strategic business planning, and to support the Bank’s internal capital adequacy assessment. Within the risk appetite framework, CARMC sets Bank-wide stressed position loss limits to correspond to minimum post-stress capital ratios.
Liquidity and funding risks
The Bank’s liquidity and funding profile reflects its strategy and risk appetite and is driven by business activity levels and the overall operating environment. The liquidity and funding strategy is approved by CARMC and overseen by the Board. The implementation and execution of the funding and liquidity strategy is managed by the treasury function. The treasury function ensures adherence to the funding policy and the efficient coordination of the secured funding desks. This approach enhances the Bank’s ability to manage potential liquidity and funding risks and to promptly adjust its liquidity and funding levels to meet stress situations. The Bank’s liquidity and funding profile is regularly reported to CARMC and the Board, who define the Bank’s risk tolerance, including liquidity risk, and set parameters for the balance sheet and funding usage of its businesses.

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
Market risks from the banking book primarily relate to asset and liability mismatch exposures, equity participations and investments in bonds and money market instruments. The Bank’s businesses and the treasury function have non-trading portfolios that carry market risks, mainly related to changes in interest rates but also to changes in foreign exchange rates, equity prices and, to a lesser extent, commodity prices.
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
The Bank employs a set of credit ratings for the purpose of internally rating counterparties to whom it is exposed to credit risk as the contractual party, including with respect to loans, loan commitments, securities financings or >>>over-the-counter (OTC) derivative contracts. Credit ratings are intended to reflect the risk of default of each counterparty. Ratings are assigned based on internally developed rating models and processes, which are subject to governance and internally independent validation procedures. The Bank’s internal ratings may differ from a counterparty’s external ratings, if one is available. Internal ratings for consumer loans and for corporates managed on the Swiss platform are regularly reviewed depending on loan type, client segment, collateral or event-driven developments. Internal ratings for all other corporate and institutional credit facilities are reviewed at least annually. For the calculation of internal risk estimates (e.g., an estimate of expected loss in the event of a counterparty default) and >>>risk-weighted assets, a >>>probability of default (PD), >>>loss given default (LGD) and >>>exposure at default (EAD) is assigned to each facility. These three parameters are primarily derived from internally developed statistical models that have been backtested against internal experience, validated by a function independent of the model owners on a regular basis and approved by the Bank’s main regulators for application in the regulatory capital calculation in the >>>advanced internal ratings-based approach (A-IRB) under the Basel framework.
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
Default risks, impairments and credit risk provisioning methodology
The Bank’s regular review of the credit quality of clients and counterparties does not depend on the accounting treatment of the asset or commitment. The appropriateness of allowances for credit losses is regularly reviewed. Impaired transactions are further classified as potential problem exposure, non-performing exposure, non-interest-earning exposure or restructured exposure, and the exposures are generally managed within credit recovery units. At the level of the Bank, the credit portfolio & provisions review committee regularly determines the adequacy of allowances.
The Bank maintains specific valuation allowances on loans valued at amortized cost, which are considered a reasonable estimate of losses identified in the existing credit portfolio. Provisions for loan losses are established based on a regular and detailed analysis of all counterparties, taking collateral value into consideration. If uncertainty exists as to the repayment of either principal or interest, a specific valuation allowance is either created or adjusted accordingly. The specific allowance for loan losses is revalued by credit risk management at least annually or more frequently depending on the risk profile of the borrower or credit relevant events.
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
For credit portfolios collateralized by marketable securities, collateral is valued daily, except as agreed otherwise in contracts or other legal documentation. The mark-to-market prices used for valuing collateral are a combination of Bank-internal and market prices sourced from trading platforms and service providers, as appropriate. The management of collateral is standardized and centralized to ensure complete coverage of traded products.
For the mortgage lending portfolio in the private banking, corporate and institutional businesses, real estate property is valued at the time of credit approval and periodically thereafter, according to the Bank’s internal policies and controls, depending on the type of loan (e.g., residential or commercial loan), characteristics of the borrower, current developments in the relevant real estate market and the current level of credit exposure to the borrower (loan-to-value ratio). If the credit exposure to a borrower has changed significantly, in volatile markets or in times of increasing general market risk, collateral values may be appraised more frequently. Management judgment is applied in assessing whether markets are volatile or general market risk has increased to a degree that warrants a more frequent update of collateral values. Movements in monitored risk metrics that are statistically different compared to historical experience are considered in addition to analysis of externally-provided forecasts, scenario techniques and macro-economic research. For impaired loans, the fair value of collateral is determined within 90 days of the date the impairment was identified and thereafter annually or more frequently by credit risk management within the impairment review process.
The primary types of collateral depend on the type of credit transaction. Collateral securing foreign exchange transactions and OTC trading activities primarily includes cash and US treasury instruments,>>>G10 government securities and corporate bonds. Collateral securing loan transactions primarily includes financial collateral pledged against loans collateralized by securities of clients in the private banking, corporate and institutional businesses (primarily cash and marketable securities), real estate property for mortgages, mainly residential, but also multi-family buildings, offices and commercial properties, and other types of lending collateral such as accounts receivable, inventory, plant and equipment.
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

The diverse nature and wide extent of operational risk makes it inherently difficult to measure. The Bank believes that effective management of operational risk requires a common Bank-wide operational risk framework that focuses on the early identification, recording, assessment, monitoring, prevention and mitigation of operational risks, as well as timely and meaningful management reporting. The Bank started to introduce its current operational risk framework in 2013, which improved the integration of previously separate operational risk processes, providing a more coherent approach to managing all aspects of the operational risk landscape. Over the past four years, the Bank has redesigned the framework, introducing new components and upgrading existing components with a particular focus on ensuring that the components work well together. The operational risk framework provides a structured approach to managing operational risk. It seeks to apply consistent standards and techniques for evaluating risks across the Bank while providing individual businesses with sufficient flexibility to tailor specific components to their own needs, as long as they meet Bank-wide minimum standards.
In addition to managing and mitigating operational risks under the operational risk framework through business- and risk-related processes and organization, the Bank also transfers the risk of potential loss from certain operational risks to third-party insurance companies in certain instances.
The Bank has used an internal model to calculate the regulatory capital requirement for operational risk under the >>>advanced measurement approach since 2008. In 2014, it introduced an enhanced internal model that incorporated developments regarding operational risk measurement methodology and associated regulatory guidance. The revised model for calculating the regulatory capital requirement for operational risk was approved by >>>FINMA with effect from January 1, 2014. In 2016, the Bank continued the maintenance of its model methodology in order to ensure that it remains appropriate to capture the Bank’s operational risk profile. The Bank also continued the process of aligning the output of the operational risk model with other key components of the operational risk framework as well as ensuring consistency with the stress scenario framework developed for enterprise-wide risk management purposes.
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
Technology risk
As a component of operational risk, technology risk is inherent not only in the Bank’s information technology assets, but also in the people and processes that interact with them. Cyber risk, which is part of technology risk, is the risk that the Bank’s systems will not operate properly or will be compromised as a result of cyber-attacks, security breaches, unauthorized access, loss or destruction of data, unavailability of service, computer viruses or other events that could have an adverse security impact.
Technology risks are managed through the Bank’s technology risk management program, business continuity management plan and business contingency and resiliency plans. Although the Bank has these plans in place, its businesses face a wide variety of technology risks, including those arising from cyberattacks as well as dependencies on third-party suppliers and the worldwide telecommunications infrastructure. The Bank operates in a complex technological landscape covering its diverse business model. Ensuring that the confidentiality, integrity and availability of information assets are protected is critical to its operations.
Legal, compliance, regulatory and conduct risks
Legal risk is the risk of loss or imposition of damages, fines, penalties or other liability or any other material adverse impact arising from circumstances including the failure to comply with legal obligations, whether contractual, statutory or otherwise, changes in enforcement practices, the making of a legal challenge or claim against the Bank, its inability to enforce legal rights or the failure to take measures to protect its rights.
Compliance and regulatory risk is the risk that results from the failure to comply with laws, regulations, rules or market standards that may have a negative effect on the Bank’s franchise and clients it serves. It includes the risk that changes in laws, regulations, rules or market standards may limit the Bank’s activities and have a negative effect on its business or its ability to implement strategic initiatives, or can result in an increase in operating costs for the business or make its products and services more expensive for clients.
Conduct risk is the risk that improper behavior or judgment by the Bank’s employees or representatives results in negative financial, non-financial, and/or reputational harm to its clients, its employees or the Bank, or damage to the integrity of the financial markets. Conduct risk may arise from a wide variety of activities and types of behaviors of a business and personal nature. A firm-wide definition of expectations relating to the conduct of the Bank’s employees and representatives helps to ensure that the Bank has a common understanding of and is consistently managing, minimizing, and mitigating its conduct risk and further promotes standards of responsible conduct and ethics in its employees. Managing conduct risk includes consideration of the risks generated by each business and the strength of the associated mitigating controls. Conduct risk is also assessed by reviewing and learning from past incidents within the Bank and at other firms in the financial services sector. Furthermore, the Group’s Code of Conduct provides a clear statement of the ethical values and professional standards expected of employees and representatives across the Bank as a basis for maintaining and strengthening the Group’s reputation for integrity, fair dealing and measured risk-taking.
As part of the Bank’s risk framework, legal, compliance, regulatory and conduct risks fall within the definition of operational risk. Management of these risks is the responsibility of all its employees.
Reputational risk
Reputational risk may arise from a variety of sources, including the nature or purpose of a proposed transaction or service, the identity or activity of a controversial client, the regulatory or political climate in which the business will be transacted, and the potentially controversial environmental or social impacts of a transaction or significant public attention surrounding the transaction itself. The risk may also arise from reputational damage in the aftermath of an operational risk incident, such as cyber-crime or the failure by employees to meet expected conduct and ethical standards.
The Bank’s policy is to avoid any action, transaction or client relationship that involves the risk of an unacceptable level of damage to its reputation. The Bank has a number of measures to mitigate potential reputational risk.
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
The RRSC, on a global level, and the reputational risk committees, on a divisional or legal entity level, are the governing bodies responsible for the oversight and active discussion of reputational risk and sustainability issues. At the Board level, the Risk Committee and Audit Committee jointly assist the Board in fulfilling its reputational risk oversight responsibilities by reviewing and approving the Bank’s risk appetite framework as well as assessing the adequacy of the management of reputational risks.
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
Strategic risk
A wide variety of financial, risk, client and market analyses are used by the Bank to monitor the effectiveness of its strategies and the performance of its businesses against their strategic objectives. These include an analysis of current and expected operating conditions, an analysis of current and target market positioning, and detailed scenario planning.
Strategic plans are developed by each division annually and aggregated into a Bank plan, which is reviewed by the CRO, CFO and Chief Executive Officer (CEO) before presentation to the Executive Board. Following approval by the Executive Board, the Bank plan is submitted for review and approval to the Board. In addition, there is an annual strategic review at which the Board evaluates the Bank’s performance against strategic objectives and sets the overall strategic direction for the Bank. From time to time, the Board and the Executive Board conduct more fundamental in-depth reviews of the Bank’s strategy.
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

Hedge accounting
Hedge accounting for the Bank parent company is determined, recorded and disclosed in accordance with US GAAP as allowed under Swiss GAAP statutory accounting rules.
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
4 Net income from interest activities
Negative interest
Negative interest income is debited to interest income and negative interest expense is credited to interest expense.
Negative interest income and expense
in	2016	2015
Negative interest income and expense (CHF million)
Negative interest income debited to interest income	(173)	(93)
Negative interest expenses credited to interest expense	137	119

5 Net income/(loss) from trading activities and fair value option
in	2016	2015
Net income/(loss) from trading activities and fair value option by risk of underlying instruments (CHF million)
Interest rate instruments [1]	640	286
Equity instruments [1]	(1,074)	(303)
Foreign exchange	(662)	706
Precious metals	129	42
Commodities [2]	(7)	(84)
Credit instruments	(1,405)	(244)
Other instruments	(29)	(57)
Net income/(loss) from trading activities and fair value option	(2,408)	346
of which net income/(loss) from fair value option	(174)	4,820
of which net income/(loss) from fair value option on liabilities	(174)	4,820
1 Includes trading income/(loss) from related fund investments.
2 Includes energy products.
Trading activities at the Bank parent company level are only monitored and managed for entity-specific capital adequacy purposes and are not measured along divisional or individual business lines. The trading activities of the divisions or individual businesses are only monitored and managed at the Group level based on US GAAP metrics.
6 Personnel expenses
in	2016	2015
Personnel expenses (CHF million)
Salaries	2,849	3,429
of which variable compensation expenses	446	526
Social benefit expenses	598	630
of which pension and other post-retirement expenses	387	396
Other personnel expenses	129	140
Personnel expenses	3,576	4,199
7 General and administrative expenses
in	2016	2015
General and administrative expenses (CHF million)
Occupancy expenses	288	365
Information and communication technology expenses	220	219
Furniture and equipment	40	40
Fees to external audit companies	30	29
of which fees for financial and regulatory audits [1]	29	27
of which fees for other services	1	2
Other operating expenses	2,528	2,445
General and administrative expenses	3,106	3,098
1 Represents total fees for financial statement, regulatory and related audit services paid by legal entity Credit Suisse AG to external audit companies.

8 Increase/(release) of provisions and other valuation adjustments, losses and extraordinary income and expenses
Increase/(release) of provisions and other valuation adjustments, and losses
in	2016		2015
Increase/(release) of provisions and other valuation adjustments, and losses (CHF million)
Increase/(release) of provisions	77	[1]	447	[2]
Other losses	9		14
Increase/(release) of provisions and other valuation adjustments, and losses	86		461
1 Primarily related to increases in off-balance sheet provisions and litigation provisions.
2 Primarily related to increases in litigation provisions.
Extraordinary income and expenses
in	2016		2015
Extraordinary income (CHF million)
Gains realized from the disposal of participations	39	[1]	84	[2]
Gains realized from the disposal of tangible fixed assets [3]	484		108
Other extraordinary income	0		251	[4]
Extraordinary income	523		443
Extraordinary expenses (CHF million)
Losses realized from the disposal of participations	0		(24)	[5]
Extraordinary expenses	0		(24)
1 Primarily related to the sale and liquidation of two subsidiaries.
2 Primarily related to the share buyback of Euroclear and the liquidation of a subsidiary and an investment fund.
3 Includes realized gains from the sale of real estate (bank premises).
4 Reflects the impact from the recognition of intangible assets previously not recorded that have been sold subsequently.
5 Primarily related to the liquidation of two participations.
9 Taxes
in	2016	2015
Taxes (CHF million)
Income tax (expense)/benefit	(300)	(441)
of which current income tax (expense)/benefit	(300)	(240)
of which deferred income tax (expense)/benefit [1]	–	(201)
Non-income-based taxes (expense)/benefit [2]	(104)	(156)
Taxes	(404)	(597)
1
With the adoption of the new accounting guidance for Swiss banks the Bank parent company has changed its tax accounting policy and no longer recognizes deferred tax assets and deferred tax liabilities on temporary differences. All remaining balances of deferred tax assets and deferred tax liabilities as of January 1, 2015 have been released.

2 Includes capital taxes and other non-income based taxes such as UK bank levy expenses.
For the financial year ended December 31, 2016, the average tax rate, defined as income tax expense divided by the sum of profit before income tax, was (12)%, compared to (18)% in 2015. Income tax expense for the financial year ended December 31, 2016 reflected a benefit of CHF 167 million from the utilization of tax losses carried forward. For 2015, a benefit of CHF 14 million from the utilization of tax losses carried forward was reflected in the income tax expense. The calculation is based on statutory tax rates applied to the taxable profit against which tax loss carry forwards were utilized.

10 Assets and liabilities from securities lending and borrowing, repurchase and reverse repurchase agreements
end of	2016	2015
On-balance sheet (CHF million)
Carrying value of receivables from cash collateral paid for securities borrowed and reverse repurchase agreements – gross	40,800	26,660
Impact from master netting agreements	(17)	(2,488)
Carrying value of receivables from cash collateral paid for securities borrowed and reverse repurchase agreements – net	40,783	24,172
Carrying value of liabilities from cash collateral received for securities lent and repurchase agreements – gross	21,726	13,727
Impact from master netting agreements	(17)	(2,488)
Carrying value of liabilities from cash collateral received for securities lent and repurchase agreements – net	21,709	11,239
Off-balance sheet (CHF million)
Carrying value of securities transferred under securities lending and borrowing and repurchase agreements	1,862	5,177
of which transfers with the right to resell or repledge	700	4,961
Fair value of securities received under securities lending and borrowing and reverse repurchase agreements with the right to resell or repledge	97,482	54,302
of which repledged	68,268	27,844
of which resold	517	3,398
11 Collateral and impaired loans
Collateralization of loans
	Secured			[1]	Unsecured	Total
end of	Mortgages	Other collateral	Total
2016 (CHF million)
Due from customers	110	86,613	86,723		95,030	181,753
Residential property	3,766	0	3,766		0	3,766
Offices and commercial property	844	0	844		0	844
Manufacturing and industrial property	306	0	306		0	306
Other	49	0	49		0	49
Mortgage loans	4,965	0	4,965		0	4,965
Gross loans	5,075	86,613	91,688		95,030	186,718
Allowance for loan losses	(13)	(580)	(593)		(747)	(1,340)
Net loans	5,062	86,033	91,095		94,283	185,378
of which due from customers	110	86,033	86,143		94,283	180,426
of which mortgage loans	4,952	0	4,952		0	4,952
2015 (CHF million)
Due from customers	690	106,713	107,403		135,013	242,416
Residential property	92,895	0	92,895		0	92,895
Offices and commercial property	13,280	0	13,280		0	13,280
Manufacturing and industrial property	8,535	0	8,535		0	8,535
Other	1,148	0	1,148		0	1,148
Mortgage loans	115,858	0	115,858		0	115,858
Gross loans	116,548	106,713	223,261		135,013	358,274
Allowance for loan losses	(81)	(866)	(947)		(358)	(1,305)
Net loans	116,467	105,847	222,314		134,655	356,969
of which due from customers	688	105,847	106,535		134,655	241,190
of which mortgage loans	115,779	0	115,779		0	115,779
1
Includes the market value of collateral up to the amount of the outstanding related loans. For mortgage loans, the market value of collateral is determined at the time of granting the loan and thereafter regularly reviewed according to the Bank parent company's risk management policies and directives, with maximum review periods determined by property type, market liquidity and market transparency. For impaired mortgage loans, the market value of collateral is determined annually or more frequently by credit risk management within the impairment review process.

Collateralization of off-balance sheet transactions
	Secured			[1]	Unsecured		Total
end of	Mortgages	Other collateral	Total
2016 (CHF million)
Contingent liabilities	51	10,450	10,501		160,408	[2]	170,909
Irrevocable commitments	747	37,999	38,746		56,467		95,213
Obligations for calls on shares and additional payments	0	0	0		155		155
Off-balance sheet transactions	798	48,449	49,247		217,030		266,277
2015 (CHF million)
Contingent liabilities	177	18,332	18,509		163,541	[2]	182,050
Irrevocable commitments	716	55,745	56,461		64,193		120,654
Obligations for calls on shares and additional payments	0	0	0		61		61
Off-balance sheet transactions	893	74,077	74,970		227,795		302,765
1
Includes the market value of collateral up to the notional amount of the related off-balance sheet transaction. For mortgage-backed off-balance sheet exposures, the market value of collateral is determined at the time of granting the credit facility and thereafter regularly reviewed according to the Bank parent company's risk management policies and directives, with maximum review periods determined by property type, market liquidity and market transparency. For impaired exposures, the market value of collateral is determined annually or more frequently by credit risk management within the impairment review process.

2 A majority of contingent liabilities are related to guarantees issued in favor of Group companies.
Impaired loans
end of	Gross amount outstanding	Estimated realizable collateral value	[1]	Net amount outstanding	Specific allowance
2016 (CHF million)
Impaired loans	2,897	1,425		1,472	973
2015 (CHF million)
Impaired loans	2,565	1,126		1,439	922
1 Represents the estimated realizable collateral value up to the related gross amount outstanding.
Changes in impaired loans
	2016						2015
	Due from customers		Mortgage loans		Total		Due from customers	Mortgage loans	Total
Impaired loans (CHF million)
Balance at beginning of period	2,322		243		2,565		1,312	244	1,556
Change in organization	(198)	[1]	(189)	[1]	(387)	[1]	(6)	0	(6)
New impaired loan balances	3,749		119		3,868		1,769	191	1,960
Increase of existing impaired loan balances	93		10		103		57	7	64
Reclassifications to performing loans	(1,795)		(43)		(1,838)		(90)	(74)	(164)
Repayments	(741)		(20)		(761)		(500)	(41)	(541)
Liquidation of collateral, insurance and guarantee payments	(213)		(46)		(259)		(32)	(81)	(113)
Write-offs	(188)		(3)		(191)		(155)	(3)	(158)
Sales	(177)		0		(177)		(43)	0	(43)
Foreign exchange translation impact	(26)		0		(26)		10	0	10
Balance at end of period	2,826		71		2,897		2,322	243	2,565
Changes in impaired loan classification during the year are reflected on a gross basis.
1 Reflects the transfer of assets to CS Schweiz on November 20, 2016, with retrospective effect as of August 1, 2016.

12 Trading assets and liabilities and other financial instruments held at fair value
Trading assets and other financial instruments held at fair value
end of	2016	2015
Trading assets and other financial instruments held at fair value (CHF million)
Debt securities, money market instruments and money market transactions	13,264	23,155
of which exchange-traded	1,968	2,453
Equity securities	3,172	6,521
Precious metals and commodities	1,150	2,034
Trading assets	17,586	31,710
Debt securities	104	0
Other	210	0
Other financial instruments held at fair value	314	0
Total trading assets and other financial instruments held at fair value	17,900	31,710
of which carrying value determined based on a valuation model	8,445	12,060
of which securities eligible for repurchase transactions in accordance with liquidity regulations	3,118	1,654
Trading liabilities and liabilities from other financial instruments held at fair value
end of	2016	2015
Trading liabilities and liabilities from other financial instruments held at fair value (CHF million)
Debt securities, money market instruments and money market transactions	211	717
of which exchange-traded	16	504
Equity securities	1,302	556
Trading liabilities	1,513	1,273
Structured products	61,411	56,002
Liabilities from other financial instruments held at fair value	61,411	56,002
Trading liabilities and liabilities from other financial instruments held at fair value	62,924	57,275
of which carrying value determined based on a valuation model	61,575	56,770

13 Derivative financial instruments
	Trading			Hedging			[1]
end of 2016	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)
Derivative financial instruments (CHF million)
Forwards and forward rate agreements	92,989	32	26	0	0	0
Swaps	3,570,173	8,914	9,265	23,537	1,523	50
Options bought and sold (OTC)	101,210	592	797	0	0	0
Futures	28,120	0	0	0	0	0
Options bought and sold (exchange-traded)	186,052	1	1	0	0	0
Options bought and sold (exchange-traded)	3,978,544	9,539	10,089	23,537	1,523	50
Forwards and forward rate agreements	1,119,390	16,741	18,876	0	0	0
Swaps [2]	120,331	3,224	4,718	107	7	0
Options bought and sold (OTC)	354,654	5,490	5,554	0	0	0
Futures	184	0	0	0	0	0
Foreign exchange products	1,594,559	25,455	29,148	107	7	0
Forwards and forward rate agreements	7,373	106	90	0	0	0
Options bought and sold (OTC)	21,138	377	383	0	0	0
Precious metal products	28,511	483	473	0	0	0
Forwards and forward rate agreements	1	0	0	0	0	0
Swaps	39,114	1,475	1,392	0	0	0
Options bought and sold (OTC)	59,115	2,096	1,995	0	0	0
Futures	19	0	0	0	0	0
Options bought and sold (exchange-traded)	4,104	33	95	0	0	0
Equity/index-related products	102,353	3,604	3,482	0	0	0
Credit default swaps	23,730	856	863	0	0	0
Total return swaps	2,448	17	98	0	0	0
Other credit derivatives	20,839	130	136	0	0	0
Credit derivatives	47,017	1,003	1,097	0	0	0
Forwards and forward rate agreements	0	0	0	0	0	0
Swaps	9,918	1,429	519	0	0	0
Options bought and sold (OTC)	189	10	3	0	0	0
Other derivative products [3]	10,107	1,439	522	0	0	0
Derivative financial instruments [4]	5,761,091	41,523	44,811	23,644	1,530	50
of which replacement value determined based on a valuation model	–	41,384	44,664	–	1,530	50
1 Relates to derivative financial instruments that qualify for hedge accounting.
2 Including combined interest rate and foreign exchange swaps.
3 Primarily commodity and energy products.
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
3 Primarily commodity, energy and emission products.
4 Before impact of master netting agreements.
Positive and negative replacement values before and after consideration of master netting agreements
end of	2016	2015
Positive and negative replacement values – before consideration of master netting agreements (CHF million)
Positive replacement values – trading and hedging	43,053	57,756
Negative replacement values – trading and hedging	44,861	57,282
Positive and negative replacement values – after consideration of master netting agreements (CHF million)
Positive replacement values – trading and hedging [1]	8,098	13,934
Negative replacement values – trading and hedging [1]	8,055	13,271
1 Netting includes counterparty exposure and cash collateral netting.

Positive replacement values by counterparty type
end of	2016	2015
Positive replacement values by counterparty type (CHF million)
Central clearing counterparties	403	561
Banks and securities dealers	4,922	6,373
Other counterparties	2,773	7,000
Positive replacement values	8,098	13,934
Fair value hedges
in	2016	2015
Gains/(losses) on derivative financial instruments recognized in income (CHF million)
Interest rate products	(492)	(94)
Gains/(losses) on derivative financial instruments recognized in income	(492)	(94)
Gains/(losses) on hedged items recognized in income (CHF million)
Interest rate products	496	76
Gains/(losses) on hedged items recognized in income	496	76
Details of fair value hedges (CHF million)
Net gains/(losses) on the ineffective portion	4	(18)
All gains/(losses) are recognized in net income/(loss) from trading activities and fair value option.
Cash flow hedges
in	2016	2015
Deferred unrealized gains/(losses) on derivative financial instruments related to cash flow hedges (CHF million) [1]
Balance at beginning of period	15	31
Interest rate products	32	21
Foreign exchange products	0	(2)
Gains/(losses) on derivative financial instruments deferred during reporting period	32	19
Interest rate products [2]	21	37
Foreign exchange products [2]	0	(2)
Deferred gains/(losses) on derivative financial instruments reclassified into income	21	35
Transfer of assets to Credit Suisse (Schweiz) AG effective August 1	(51)	–
Balance at end of period	(25)	15
Details of cash flow hedges (CHF million)
Net gains/(losses) on the ineffective portion [2]	(1)	(12)
1 Included in the compensation account within other assets or other liabilities.
2 Included in net income/(loss) from trading activities and fair value option.
As of December 31, 2016, the net loss associated with cash flow hedges expected to be reclassified from other assets and other liabilities to the statement of income within the next 12 months was CHF 8 million.
As of December 31, 2016, the maximum length of time over which the Bank parent company hedged its exposure to the variability in future cash flows for forecasted transactions, excluding those forecasted transactions related to the payment of variable interest on existing financial instruments, was five years.
> Refer to “Use of derivative financial instruments and hedge accounting” in Note 3 – Risk management, use of derivative financial instruments and hedge accounting for further information.

14 Financial investments
end of	2016		2015
	Carrying value	Fair value	Carrying value	Fair value
Financial investments (CHF million)
Debt securities	6,267	6,274	2,661	2,668
of which held-to-maturity	3,428	3,435	124	131
of which available-for-sale	2,839	2,839	2,537	2,537
Equity securities	622	622	99	116
of which qualified participations [1]	455	456	60	65
Real estate [2]	36	36	41	41
Other [3]	31	31	34	36
Financial investments	6,956	6,963	2,835	2,861
of which securities eligible for repurchase transactions in accordance with liquidity regulations	0	–	0	–
1 Includes participations held in financial investments with at least 10% in capital or voting rights.
2 Real estate acquired from the lending business (repossessed assets) and classified as held-for-sale is carried at lower of cost and liquidation value.
3 Includes other non-financial assets acquired from the lending business (repossessed assets) such as commodities, vehicles and other goods.
Debt securities by counterparty rating
end of	2016		2015
Debt securities by counterparty rating (CHF million) [1]
A+ to A–	2,611		1,912
BBB+ to BBB–	0		76
BB+ to B–	128		314
No rating	3,528	[2]	359
Debt securities	6,267		2,661
1 Ratings are based on external data from Standard & Poor's.
2 Mainly related to funding in the form of bail-in capital provided to CS Schweiz.
15 Other assets and other liabilities
end of	2016	2015
Other assets (CHF million)
Compensation account	181	1,051
Indirect taxes and duties	133	615
Other [1]	949	362
Other assets	1,263	2,028
Other liabilities (CHF million)
Indirect taxes and duties	26	166
Other [2]	419	519
Other liabilities	445	685
1 Includes receiveables from settlement accounts, coupons, internal clearing accounts and other miscellanenous assets.
2 Includes payables from settlement accounts, accounts payable for goods and services purchased, internal clearing accounts and other miscellanenous liabilities.

16 Assets pledged
end of	2016		2015
	Carrying value	Actual liabilities	Carrying value	Actual liabilities
Assets pledged (CHF million) [1]
Due from customers	221	221	301	301
Mortgage loans	0	0	21,463	15,191
Trading assets	372	217	446	204
Assets pledged	593	438	22,210	15,696
1 Excludes assets pledged in connection with securities lending and borrowing, repurchase agreements and reverse-repurchase agreements.
17 Pension plans
Liabilities due to the Bank parent company’s own pension plans as of December 31, 2016 and 2015 of CHF 0 million and CHF 1,580 million, respectively, are reflected in various liability accounts in the Bank parent company’s balance sheet.
> Refer to “Note 30 – Pension and other post-retirement benefits” in VII –Consolidated financial statements – Credit Suisse (Bank) for further information.
Swiss pension plan
The Bank parent company’s employees are covered by the pension plan of the “Pensionskasse der Credit Suisse Group AG (Schweiz)” (the Swiss pension plan). All Swiss subsidiaries of the Group parent company and a few companies that have close business and financial ties with the Group parent company participate in this plan. The Swiss pension plan is an independent self-insured pension plan set up as a trust and qualifies as a defined contribution plan (savings plan) under Swiss law.
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
International pension plans
The Bank parent company’s international employees are covered by mandatory and supplementary pension plans in various locations. These are defined benefit and defined contribution plans, which cover benefits such as disability, old age and death, termination and sickness.
Employer contribution reserves
	Employer contribution reserves – notional		Amount subject to waiver		Employer contribution reserves – net		[1]	Increase/(Release) of employer contribution reserves included in personnel expenses
end of / in	2016	2015	2016	2015	2016	2015		2016	2015
CHF million
Swiss pension plan	20	36	0	0	20	36		(2)	(14)
Total	20	36	0	0	20	36		(2)	(14)
1 In line with Swiss GAAP statutory accounting guidance, contributions to the employer contribution reserves are not recorded in the Bank parent company's statutory balance sheet.

Pension plan economic benefit/(obligation), pension contributions and pension expenses
	Over/(Under) -funding				Economic benefit/ (obligation) recorded by Bank parent company			[2]	Pension contributions		Pension expenses included in personnel expenses
end of / in	2016		2015		2016	2015	Change		2016	2015	2016		2015
CHF million
Swiss pension plan – status overfunded	726	[1]	1,050	[1]	–	–	–		362	382	362	[3]	382	[4]
International pension plans – underfunded	(8)		(3)		(8)	(3)	(5)		0	1	4		1
International pension plans – without over-/underfunding	0		0		0	0	0		21	13	21		13
Total	718		1,047		(8)	(3)	(5)		383	396	387		396
1
Represents the Bank parent company's share of 58.9% and 93.98% in the total over/(under)funding of the Swiss pension plan of CHF 1,233 million and CHF 1,117 million as of December 31, 2016 and 2015, respectively.

2
In line with Swiss GAAP statutory accounting guidance, the Bank parent company's economic benefit from its share in the overfunding of the Swiss pension plan is not recorded in the Bank parent company's statutory balance sheet.

3 Includes a release of employer contribution reserves of CHF 2 million.
4 Includes a release of employer contribution reserves of CHF 14 million.
18 Issued structured products
end of	2016						2015
	Not bifurcated	[1]	Bifurcated			Total	Not bifurcated	[1]	Bifurcated			Total
	Liabilities from other financial instruments held at fair value	[2]	Value of underlying instrument	Value of derivative	[1]		Liabilities from other financial instruments held at fair value	[2]	Value of underlying instrument	Value of derivative	[1]
Carrying value of issued structured products by underlying risk of the embedded derivative (CHF million)
Interest rates
Structured products with own debt	16,505		0	0		16,505	11,558		0	0		11,558
Structured products without own debt	736		0	0		736	447		0	0		447
Equity
Structured products with own debt	36,331		0	0		36,331	36,347		102	0		36,449
Foreign exchange
Structured products with own debt	420		0	0		420	404		0	0		404
Structured products without own debt	0		723	(4)		719	0		918	(4)		914
Commodities / precious metals
Structured products with own debt	1,455		0	0		1,455	1,874		0	0		1,874
Structured products without own debt	0		83	(2)		81	0		133	(1)		132
Credit
Structured products with own debt	5,793		0	0		5,793	4,699		0	0		4,699
Other [3]
Structured products with own debt	171		0	0		171	673		0	0		673
Total	61,411		806	(6)		62,211	56,002		1,153	(5)		57,150
1 Carried at fair value.
2 Reflects balance sheet classification.
3 Includes structured products where the underlying risk relates to hedge funds or other products with multiple underlying risks.

19 Unsecured senior debt and structured notes
end of	2016				2015
	Original maturity up to 1 year	Original maturity greater than 1 year		Total	Original maturity up to 1 year	Original maturity greater than 1 year		Total
Unsecured senior debt (CHF million)
Total unsecured senior debt [1,2]	5,495	91,968	[3]	97,463	4,890	86,846	[3]	91,736
of which recorded in medium-term notes				0				759
of which recorded in bonds and mortgage-backed bonds				97,463				90,977
Unsecured structured notes (CHF million)
Total unsecured structured notes	2,452	58,223		60,675	2,184	53,474		55,658
of which recorded in liabilities from other financial instruments held at fair value				60,675				55,555
of which recorded in bonds and mortgage-backed bonds				0				103
1 Includes guaranteed debt.
2 Excludes senior unsecured debt included in due to banks and customer deposits as well as certificates of deposits and bankers acceptances.
3 Includes bail-in instruments of CHF 22,423 million and CHF 14,712 million as of December 31, 2016 and 2015, respectively, with Credit Suisse Group AG.
20 Provisions and valuation adjustments
2016	Balance at beginning of period	Change in orga- nization	[1]	Utilized for purpose	Reclassifi- cations	Foreign exchange translation differences	Recoveries, interest past due	New charges to income statement	Releases to income statement	Balance at end of period
Provisions (CHF million)
Provisions for pension benefit obligations	3	1		0	–	0	–	4	0	8	[2]
Provisions for off-balance sheet default risks	248	(20)		(80)	0	5	0	248	(195)	206	[3,4]
Provisions for other business risks	38	(22)		(1)	0	0	0	10	(8)	17	[3]
Restructuring provisions	23	(7)		(30)	0	0	0	60	(18)	28	[5]
Other provisions	484	(12)		(170)	0	2	0	57	(32)	329	[6]
Provisions	796	(60)		(281)	0	7	0	379	(253)	588
Valuation adjustments for default and country risks (CHF million) [7]
Valuation adjustments for default and country risks	1,354	(292)		(270)	0	33	227	1,062	(772)	1,342
of which valuation adjustments for default risks from impaired receivables	967	(182)		(267)	0	25	227	634	(430)	974
of which valuation adjustments for inherent risks	387	(110)		(3)	0	8	0	428	(342)	368
1 Mainly reflects the transfer of assets to CS Schweiz on November 20, 2016, effective retrospectively as of August 1, 2016.
2 Discounted at rates of between 1.20% and 7.00%.
3 Provisions are not discounted due to their short-term nature.
4 Provisions are mainly related to irrevocable loan commitments and guarantees.
5 Partially discounted at rates of between 0.01% and 1.35%.
6 Includes provisions in respect of litigation claims of CHF 257 million and CHF 416 million as of December 31, 2016 and 2015, respectively; partially discounted at rates between 2.90% and 16.50%.
7 Changes in impaired loan classification during the year and related movements in valuation adjustments are reflected on a gross basis.

21 Composition of share capital, conversion and reserve capital
end of	2016			2015
	Quantity	Total nominal value (CHF million)		Quantity	Total nominal value (CHF million)
Share capital
Registered shares (at CHF 1 par value per share)	4,399,680,200	4,400	[1]	4,399,680,200	4,400	[1]
Share capital		4,400			4,400
Conversion and reserve capital [2]
Unlimited conversion capital (at CHF 1 par value per share) [3]	unlimited	unlimited		unlimited	unlimited
Reserve capital (at CHF 1 par value per share) [4]	4,399,665,200	4,400		4,399,665,200	4,400
of which used for capital increases	0	0		0	0
of which reserved for planned capital increases	0	0		0	0
1 The dividend eligible capital equals the total nominal value. As of December 31, 2016 and 2015, the total nominal value of registered shares was CHF 4,399,680,200 and fully paid.
2 Represents authorized capital.
3 For information on principal characteristics of unlimited conversion capital, refer to Article 4d in the Articles of Association of the Bank parent company.
4 For information on principal characteristics of reserve capital, refer to Article 4e in the Articles of Association of the Bank parent company.
Non-distributable reserves
As of December 31, 2016 and 2015, the amount of non-distributable reserves in accordance with the Swiss Code of Obligations and the Bank parent company’s articles of association was CHF 2,200 million. Not reflected in this amount are reserves which the Bank parent company is required to retain in order to meet the regulatory capital requirements as a going concern.
Transactions with shareholders
In 2016, the Group parent company made an a-fonds-perdu contribution in kind (i.e., without consideration) of CHF 4 million to the Bank parent company consisting of 100% participating interests in FIDES Treasury Services AG. FIDES Treasury Services AG was subsequently transferred to CS Schweiz in connection with the transfer of assets on November 20, 2016. In 2015, the Bank parent company paid out a dividend in kind of CHF 70 million to the Group parent company, consisting primarily of financial assets and liabilities related to the transfer of the credit and charge cards issuing business to Swisscard AECS GmbH, an entity in which the Group holds a significant equity interest.
> Refer to “Statement of changes in equity” and “Note 1 – Business activities, developments and subsequent events” for further information on transactions with shareholders.

22 Significant shareholders and groups of shareholders
end of	2016				2015
	Number of shares (million)		Total nominal value (CHF million)	Share- holding (%)	Number of shares (million)		Total nominal value (CHF million)	Share- holding (%)
Direct shareholders
Credit Suisse Group AG	4,400	[1]	4,400	100.00	4,400	[1]	4,400	100.00
Indirect shareholders through Credit Suisse Group AG [2]
Chase Nominees Ltd. [3]	705		705	16.03	704		704	15.99
Nortrust Nominees Ltd. [3]	237		237	5.39	–		–	–	[4]
The Bank of New York Mellon [3]	226		226	5.14	–		–	–	[4]
Crescent Holding GmbH	224		224	5.10	–		–	–	[4]
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
Information received from shareholders of the Group parent company not registered in the share register
In addition to the shareholdings registered in the share register of the Group parent company, the Group parent company has obtained the following information directly from its shareholders and reported it to the SIX Swiss Exchange in accordance with the notification requirements of the Swiss Federal Act on Financial Market Infrastructure ad Market Conduct in Securities and Derivatives Trading (FMIA). These shareholders may hold their shareholdings in Group shares through a nominee.
In a disclosure notification that the Group published on September 16, 2016, the Group was notified that as of September 8, 2016, The Olayan Group held 111.3 million shares, or 5.41%, of the registered Group shares issued as of the date of the notified transaction.
In a disclosure notification that the Group published on November 9, 2013, the Group was notified that as of November 4, 2013, Harris Associates L.P. held 81.5 million shares, or 5.17%, of the registered Group shares issued as of the date of the notified transaction. No further disclosure notification was received from Harris Associates L.P. relating to holdings of registered Group shares in 2014, 2015 and 2016.
In a disclosure notification that the Group published on August 30, 2016, the Group was notified that as of August 25, 2016, Capital Group Companies, Inc. held in aggregate 99.2 million registered shares and >>>American Depository Shares or a total of 5.051% voting rights of the registered Group shares issued as of the date of the notified transaction. In a disclosure notification that the Group published on January 28, 2017, the Group was notified that Capital Group Companies, Inc.’s shareholdings and voting rights of Group shares had fallen below the 5% threshold as of January 25, 2017.
In 2016, the Group received disclosure notifications from Norges Bank and Qatar Holding LLC that their holdings of registered Group shares had fallen below the 5% threshold.
Shareholders with a qualified participation
As of the date of the most recent notification received by the Group on November 11, 2016, Qatar Investment Authority (through Qatar Holding LLC) held approximately 4.93% of the Group’s common shares and 12.81% purchase rights in the form of contingent convertible capital instruments, which will be converted into shares only in situations where the Group no longer meets specific regulatory capital requirements. As of the date of the most recent notification received by the Group on September 16, 2016, The Olayan Group (through Crescent Holding GmbH) held approximately 5.41% of the Group’s common shares and 5.32% purchase rights consisting of 5.26% purchase rights in the form of contingent convertible capital instruments, which will be converted into shares only in situations where the Group no longer meets specific regulatory capital requirements, and 0.055% from short put options. In addition to the Group, which is the direct shareholder of the Bank parent company, Qatar Investment Authority and The Olayan Group are shareholders with a qualified participation in accordance with Bank Law.
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
Share-based awards outstanding
end of	2016		2015
	Number of share- based awards outstanding in million	Fair value in CHF million	Number of share- based awards outstanding in million	Fair value in CHF million
Share-based awards [1]
Employees	19.8	290	18.9	410
Share-based awards	19.8	290	18.9	410
1
All share-based compensation plans of the Bank parent company are plans based on virtual shares and either settled in shares of the Group or in cash on the basis of the fair value of the Group shares.

All members of the Board of Directors and the Executive Board of the Bank parent company are also members of the Board of Directors and the Executive Board of the Group parent company. Compensation to members of the Executive Board is determined by the Group parent company on the basis of their overall function and responsibilities in the Group and paid by different legal entities of the Group depending on work location, local contracts, laws and regulations. A presentation of deferred share-based compensation awards to members of the Executive Board recorded by the Bank parent company would not appropriately reflect the Executive Board of the Bank parent company, as it would only consider those members for whom compensation is administrated by the Bank parent company.
As of December 31, 2016 and 2015, the Bank parent company did not have any option plans with outstanding options.
Compensation plans
In January 2016, the Bank parent company granted share awards, performance share awards and Contingent Capital Awards (CCA) as deferred compensation. Deferred compensation is awarded to employees with total compensation above CHF/USD 250,000 or the local currency equivalent. Compensation plans are designed to align the interests of employees and shareholders, as well as comply with the expectations of regulators that a substantial portion of variable compensation should be granted in this form.
All share-based compensation plans of the Bank parent company are plans based on virtual shares and either settled in shares of the Group parent company (Group shares) or in cash on the basis of the fair value of the Group shares.
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
On January 19, 2016, the Bank parent company granted 6.1 million share awards with a total value of CHF 121 million. The number of share awards granted to employees was determined by dividing the deferred component of variable compensation being granted as share awards by the average price of a Group share over the 12 business days ended January 18, 2016. The fair value of each share award was CHF 18.62, the Group share price on the grant date. While share awards granted between January 1, 2014 and December 31, 2015 did not include the right to receive dividend equivalents, share awards granted after January 1, 2016 include the right to receive dividend equivalents, upon vesting.
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
On January 19, 2016, the Bank parent company granted 4.1 million performance share awards with a total value of CHF 82 million. The number of performance share awards granted to employees was determined by dividing the deferred component of variable compensation being granted as performance share awards by the average price of a Group share over the 12 business days ended January 18, 2016. The fair value of each performance share award was CHF 18.62, the Group share price on the grant date. While performance share awards granted between January 1, 2014 and December 31, 2015 did not include the right to receive dividend equivalents, performance share awards granted after January 1, 2016 include the right to receive dividend equivalents, upon vesting.
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
Contingent Capital Awards
CCA were granted in January 2016, 2015 and 2014 as part of 2015, 2014 and 2013 deferred variable compensation and have rights and risks similar to those of certain contingent capital instruments issued by the Group in the market. CCA provide a conditional right to receive semi-annual cash payments of interest equivalents at a rate of 4.23%, 4.85% and 4.75% per annum over the six-month Swiss franc London Interbank Offered Rate (LIBOR) or 5.41%, 5.75% and 5.33% per annum over the six-month US dollar LIBOR, for Swiss franc and US-denominated awards for 2016, 2015 and 2014, respectively, until settled. The rate was set in line with market conditions at the time of grant and existing high-trigger and low-trigger contingent capital instruments that the Group has issued. For CCA granted in January 2016, employees who received compensation in Swiss francs received CCA denominated in Swiss francs and all other employees received CCA denominated in US dollars.
CCA are scheduled to vest on the third anniversary of the grant date and will be expensed over three years from the grant date. However, because CCA qualify as going-concern loss-absorbing capital of the Group, the timing and form of distribution upon settlement is subject to approval by the FINMA. At settlement, employees will receive either a contingent capital instrument or a cash payment based on the fair value of the CCA. The fair value will be determined by the Group. In the case of a cash settlement, the CCA award currency denomination will be converted into the local currency of each respective employee. The Group intends to grant CCA as one of its annual deferred variable compensation awards in future years.
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
On January 19, 2016 and January 16, 2015, the Bank parent company awarded CHF 35 million and CHF 55 million, respectively, of CCA that are expensed over the three-year period from the grant date. CCA were awarded as deferred variable compensation to managing directors and directors.
Other cash awards
Other cash awards include several smaller deferred cash compensation plans.
Deferred compensation expenses
in	2016	2015
Deferred compensation expense (CHF million)
Share awards [1]	72	153
Contingent Capital share awards	4	0
Performance share awards	28	82
Contingent Capital Awards (cash awards)	33	63
Other cash awards	20	32
Discontinued plans [2]	3	(3)
Deferred compensation expense	160	327
1 Includes special share awards.
2 Includes all plans that are discontinued but may still incur deferred compensation expense until final vesting of the related awards.

24 Amounts receivable from and amounts payable to related parties
end of	2016		2015
	Amounts receivable	Amounts payable	Amounts receivable	Amounts payable
Amounts receivable from and/or payable to related parties (CHF million)
Shareholders with a qualified participation	3,011	11,595	2,771	11,600
Group companies	196,262	84,846	224,841	90,933
Affiliated companies	6,193	530	8,507	846
Members of governing bodies [1]	28	54	34	56
1
Includes both the governing bodies of the Bank parent company (Credit Suisse AG) and the governing bodies of the Group holding company (Credit Suisse Group AG). Governing bodies include members of the Board of Directors, the Executive Board and the statutory auditors and companies controlled by members of each of these bodies.

Significant off-balance sheet transactions
As part of the normal course of business, the Bank parent company issues guarantees, loan commitments and enters into other agreements with group companies which are recorded as off-balance sheet transactions by the Bank parent company. As of December 31, 2016 and 2015, the Bank parent company had contingent liabilities of CHF 164,684 million and CHF 165,125 million, respectively, and irrevocable loan commitments of CHF 2,036 million and CHF 823 million, respectively, of which substantially all were related to transactions with group companies.
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
> Refer to “Off-balance sheet transactions”, “Statement of changes in equity” and “Note 1 – Business activities, developments and subsequent events” for further information on related party transactions.
STS Trading
On November 20, 2016, with retrospective effect between the parties as of August 1, 2016, the Bank parent company entered into a contractual relationship with CS Schweiz. The purpose of this contractual relationship is to collaboratively operate the Swiss portion of the STS Trading business while acting independently, with each of CS Schweiz and the Bank parent company acting in its own name externally and not in joint name. The collaboration does not have legal effects for external parties and has been entered into for a fixed minimum period of three years, renewable in three year increments. Net profits of the collaboration are shared equally between the Bank parent company and CS Schweiz. Net losses are shared equally between the Bank parent company and CS Schweiz, with the maximum loss participation for CS Schweiz limited to 50% of the aggregated gains reported by the parties with respect to the collaboration for the preceding three financial years. For the three financial years until December 31, 2018, including CS Schweiz’s first financial year from August 1 to December 31, 2016, the maximum loss participation is determined by a fixed amount for the first year, and by a combination of a fixed amount and a variable amount depending on prior period net profits with respect to the collaboration for the following two years.

25 Total assets by country rating
end of	2016			2015
Internal ratings	CHF million	[2]	%	CHF million	[2]	%
Total assets by internal country rating (CHF million)
AAA	162,068		31.9%	169,719		25.6%
AA	186,255		36.7%	209,978		31.7%
A	31,273		6.2%	23,269		3.5%
BBB	15,751		3.1%	21,556		3.3%
BB	6,232		1.2%	4,129		0.6%
B	3,549		0.7%	3,014		0.5%
CCC	7,793		1.5%	9,308		1.4%
CC	1,325		0.3%	0		0.0%
D	0		0.0%	26		0.0%
Foreign assets	414,246		81.6%	440,999		66.6%
Domestic assets	93,554		18.4%	221,011		33.4%
Total assets	507,800		100.0%	662,010		100.0%
1
Internal ratings are calibrated to the long-term issuer credit ratings of Standard & Poor's for the respective sovereigns. Internal country ratings may differ from Standard & Poor's respective country ratings.

2 Net balance sheet exposure by country rating of risk domicile.
26 Fiduciary transactions
end of	2016	2015
Fiduciary transactions (CHF million)
Fiduciary placements with third-party institutions	2,757	4,464
Fiduciary transactions	2,757	4,464
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

A portion of the Bank parent company’s assets under management results from double counting. Double counting arises when assets under management are subject to more than one level of asset management services. Each separate advisory or discretionary service provides additional benefits to the client and represents additional income for the Bank parent company. Specifically, double counting primarily results from the investment of assets under management in collective investment instruments managed by the Bank parent company. The extent of double counting is disclosed in the following table.
Assets under management
end of	2016	2015
Assets under management (CHF billion)
Assets in collective investment instruments managed by Credit Suisse AG	68.9	106.0
Assets with discretionary mandates	166.8	171.0
Other assets under management	345.4	738.8
Assets under management (including double counting)	581.1	1,015.8
of which double counting	6.5	35.3
Changes in assets under management
	2016		2015
Changes in assets under management (CHF billion)
Assets under management at beginning of period [1]	1,015.8		1,053.0
Net new assets/(Net asset outflows)	21.1		36.3
Market movements, interest, dividends and foreign exchange	12.2		(25.9)
of which market movements, interest and dividends [2]	7.0		(4.5)
of which foreign exchange	5.2		(21.4)
Other effects	(468.0)	[3]	(47.6)	[4]
Assets under management at end of period [1]	581.1		1,015.8
1 Including double counting.
2 Net of commissions and other expenses and net of interest expenses charged.
3
Includes a reduction in assets under management of CHF 508.1 billion related to the transfer of assets from the Bank parent company to CS Schweiz on November 20, 2016, with retrospective effect as of August 1, 2016, partially offset by the impact of CS Schweiz assets that remained invested in products managed by the Bank parent company.

4
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

Proposed appropriation of retained earnings
Proposed appropriation of retained earnings
end of	2016
Retained earnings (CHF million)
Retained earnings carried forward	226
Net loss	(2,837)
Transfer from legal income reserves	2,621
Retained earnings available for appropriation	10
Dividend	(10)
Retained earnings to be carried forward	0
Transfer to retained earnings out of legal income reserves
end of	2016
Legal income reserves (CHF million)
Balance before transfer of legal income reserves	6,081
Transfer to retained earnings	(2,621)
Balance after transfer of legal income reserves	3,460

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
Average balances and interest rates
in	2016					2015			2014
	Average balance	Interest income		Average rate		Average balance	Interest income	Average rate	Average balance	Interest income	Average rate
Assets (CHF million, except where indicated)
Cash and due from banks
Switzerland	369	(75)	[1]	(20.33)%	[1]	274	2	0.73%	298	4	1.34%
Foreign	44,196	199		0.45%		41,493	154	0.37%	41,965	186	0.44%
Interest-bearing deposits with banks
Switzerland	16	0		0.00%		29	0	0.00%	21	0	0.00%
Foreign	796	5		0.63%		924	12	1.30%	1,460	9	0.62%
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions [2]
Switzerland	2,122	21		0.99%		1,411	17	1.20%	1,165	13	1.12%
Foreign	146,474	2,746		1.87%		148,552	2,608	1.76%	167,767	2,305	1.37%
Trading assets
Switzerland	1,078	51		4.73%		1,357	57	4.20%	1,534	67	4.37%
Foreign	169,850	7,432		4.38%		201,124	8,988	4.47%	219,345	9,436	4.30%
Investment securities
Switzerland	633	2		0.32%		669	3	0.45%	1,298	12	0.92%
Foreign	2,133	58		2.72%		2,310	62	2.68%	1,757	26	1.48%
Loans
Switzerland	154,357	2,487		1.61%		154,628	2,690	1.74%	150,794	2,852	1.89%
Foreign	121,145	3,142		2.59%		121,033	2,723	2.25%	108,039	2,225	2.06%
Other interest-earning assets
Switzerland	1,932	39		2.02%		3,019	114	3.78%	2,583	38	1.47%
Foreign	82,307	1,267		1.54%		103,321	1,911	1.85%	93,201	1,888	2.03%
Interest-earning assets	727,408	17,374		2.39%		780,144	19,341	2.48%	791,227	19,061	2.41%
Specific allowance for losses	(4,827)					(4,738)			(4,138)
Non-interest-earning assets	205,424					207,181			179,566
Total assets	928,005					982,587			966,655
Percentage of assets attributable to foreign activities	79.06%					79.94%			81.13%
Average balances and interest rates exclude discontinued operations.
1 Includes negative interest income from deposits placed with the Swiss National Bank due to negative interest rates beginning in 2015.
2
Average balances of central bank funds sold, securities purchased under resale agreements and securities borrowing transactions are reported net in accordance with ASC Topic 210 - Balance sheet, while interest income excludes the impact of ASC Topic 210 - Balance sheet.

Average balances and interest rates (continued)
in	2016			2015			2014
	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate
Liabilities (CHF million, except where indicated)
Deposits of banks
Switzerland	1,497	(3)	(0.20)%	2,760	5	0.18%	1,698	3	0.18%
Foreign	20,798	121	0.58%	23,851	79	0.33%	21,913	96	0.44%
Deposits of non-banks
Switzerland	157,038	86	0.05%	171,176	184	0.11%	169,589	351	0.21%
Foreign	186,970	840	0.45%	179,904	617	0.34%	175,317	595	0.34%
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions [1]
Switzerland	2,624	66	2.52%	3,142	57	1.81%	2,958	50	1.69%
Foreign	55,419	1,322	2.39%	71,300	1,206	1.69%	84,630	993	1.17%
Trading liabilities
Switzerland	291	15	5.15%	302	11	3.64%	361	36	9.97%
Foreign	38,241	3,587	9.38%	43,343	3,843	8.87%	49,631	3,902	7.86%
Short-term borrowings
Switzerland	880	0	0.00%	650	0	0.00%	549	0	0.00%
Foreign	12,195	84	0.69%	20,346	105	0.52%	26,446	119	0.45%
Long-term debt
Switzerland	28,857	640	2.22%	27,836	707	2.54%	24,891	698	2.80%
Foreign	171,543	2,879	1.68%	164,049	3,077	1.88%	132,122	2,912	2.20%
Other interest-bearing liabilities
Switzerland	2,491	19	0.76%	1,714	18	1.05%	1,194	3	0.25%
Foreign	72,020	156	0.22%	86,240	133	0.15%	96,083	269	0.28%
Interest-bearing liabilities	750,864	9,812	1.31%	796,613	10,042	1.26%	787,382	10,027	1.27%
Non-interest-bearing liabilities	133,081			140,559			136,421
Total liabilities	883,945			937,172			923,803
Shareholders' equity	44,060			45,415			42,852
Total liabilities and shareholders' equity	928,005			982,587			966,655
Percentage of liabilities attributable to foreign activities	77.29%			76.96%			77.30%
Average balances and interest rates exclude discontinued operations.
1
Average balances of central bank funds purchased, securities sold under repurchase agreements and securities lending transactions are reported net in accordance with ASC Topic 210 - Balance sheet, while interest expense excludes the impact of ASC Topic 210 - Balance sheet.

Net interest income and interest rate spread
in	2016		2015		2014
	Net interest income in CHF million	Interest rate spread in %	Net interest income in CHF million	Interest rate spread in %	Net interest income in CHF million	Interest rate spread in %
Net interest income and interest rate spread
Switzerland	1,702	1.20	1,901	1.30	1,845	1.30
Foreign	5,860	1.00	7,398	1.20	7,189	1.00
Total net	7,562	1.10	9,299	1.20	9,034	1.10

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
Selected margin information
in	2016	2015	2014
Selected margin information (average rate in %)
Switzerland	1.06	1.18	1.17
Foreign	1.03	1.20	1.13
Net interest margin	1.04	1.19	1.14
The US Federal Reserve set the target range of the federal funds rate to 0.25% to 0.50% through 2016 and changed the target range in December 2016 to 0.50% to 0.75%.
The Swiss National Bank set the three-month Swiss franc London Interbank Offered Rate, which was (0.75)% at the end of December 2016.
The European Central Bank set the fixed rate tenders, which stood at 0.00% at the end of 2016.
The Bank of England set the bank rate at 0.50% in early 2009 and changed the bank rate to 0.25% in August 2016.
Analysis of changes in net interest income
in	2016 vs 2015			2015 vs 2014
	Increase/(decrease) due to changes in			Increase/(decrease) due to changes in
	Average volume	Average rate	Net change	Average volume	Average rate	Net change
Assets (CHF million)
Cash and due from banks
Switzerland	1	(78)	(77)	0	(2)	(2)
Foreign	10	35	45	(2)	(30)	(32)
Interest-bearing deposits with banks
Switzerland	0	0	0	0	0	0
Foreign	(2)	(5)	(7)	(3)	6	3
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions
Switzerland	9	(5)	4	3	1	4
Foreign	(37)	175	138	(263)	566	303
Trading assets
Switzerland	(12)	6	(6)	(8)	(2)	(10)
Foreign	(1,398)	(158)	(1,556)	(784)	336	(448)
Investment securities
Switzerland	0	(1)	(1)	(6)	(3)	(9)
Foreign	(5)	1	(4)	8	28	36
Loans
Switzerland	(5)	(198)	(203)	72	(234)	(162)
Foreign	3	416	419	268	230	498
Other interest-earning assets
Switzerland	(41)	(34)	(75)	6	70	76
Foreign	(389)	(255)	(644)	205	(182)	23
Interest-earning assets
Switzerland	(48)	(310)	(358)	67	(170)	(103)
Foreign	(1,818)	209	(1,609)	(571)	954	383
Change in interest income	(1,866)	(101)	(1,967)	(504)	784	280
Average balances and interest rates exclude discontinued operations.

Analysis of changes in net interest income (continued)
in	2016 vs 2015			2015 vs 2014
	Increase/(decrease) due to changes in			Increase/(decrease) due to changes in
	Average volume	Average rate	Net change	Average volume	Average rate	Net change
Liabilities (CHF million)
Deposits of banks
Switzerland	(2)	(6)	(8)	2	0	2
Foreign	(10)	52	42	9	(26)	(17)
Deposits of non-banks
Switzerland	(16)	(82)	(98)	3	(170)	(167)
Foreign	24	199	223	16	6	22
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions
Switzerland	(9)	18	9	3	4	7
Foreign	(268)	384	116	(156)	369	213
Trading liabilities
Switzerland	0	4	4	(6)	(19)	(25)
Foreign	(453)	197	(256)	(494)	435	(59)
Short-term borrowings
Switzerland	0	0	0	0	0	0
Foreign	(42)	21	(21)	(27)	13	(14)
Long-term debt
Switzerland	26	(93)	(67)	82	(73)	9
Foreign	141	(339)	(198)	702	(537)	165
Other interest-bearing liabilities
Switzerland	8	(7)	1	1	14	15
Foreign	(21)	44	23	(28)	(108)	(136)
Interest-bearing liabilities
Switzerland	7	(166)	(159)	85	(244)	(159)
Foreign	(629)	558	(71)	22	152	174
Change in interest expense	(622)	392	(230)	107	(92)	15
Change in interest income
Switzerland	(55)	(144)	(199)	(18)	74	56
Foreign	(1,189)	(349)	(1,538)	(593)	802	209
Total change in net interest income	(1,244)	(493)	(1,737)	(611)	876	265
Average balances and interest rates exclude discontinued operations.

Carrying value of financial investments
end of	2016	2015	2014
Carrying value of financial investments (CHF million)
Debt securities issued by Swiss federal, cantonal or local governmental entities	259	294	304
Debt securities issued by foreign governments	1,343	1,416	2,066
Corporate debt securities	287	285	313
Residential mortgage-backed securities	497	750	0
Commercial mortgage-backed securities	14	259	0
Total debt securities	2,400	3,004	2,683
As of December 31, 2016, no aggregate investment in debt securities of a specific counterparty was in excess of 10% of consolidated shareholders’ equity.
Maturities and weighted-average yields of debt securities included in financial investments
	Within 1 year		1 to 5 years		5 to 10 years		Over 10 years		Total
end of 2016	Amount in CHF million	Yield in %	Amount in CHF million	Yield in %	Amount in CHF million	Yield in %	Amount in CHF million	Yield in %	Amount in CHF million	Yield in %
Debt securities
Debt securities issued by the Swiss federal, cantonal or local governmental entities	40	2.36	68	1.85	126	1.05	7	2.00	241	1.52
Debt securities issued by foreign governments	168	0.06	1,121	0.87	20	1.47	0	–	1,309	0.78
Corporate debt securities	273	0.07	14	11.68	0	–	0	–	287	0.64
Residential mortgage-backed securities	0	–	0	–	0	–	497	4.40	497	4.40
Commercial mortgage-backed securities	0	–	0	–	0	–	14	4.60	14	4.60
Total debt securities	481	0.26	1,203	1.05	146	1.12	518	4.37	2,348	1.63
Since substantially all investment securities are taxable securities, the yields presented above are on a tax-equivalent basis.
The values above are based upon amortized cost, whereas certain financial investments are carried at fair value in the consolidated balance sheets.

Details of the loan portfolio
end of	2016	2015	2014	2013	2012
Loan portfolio (CHF million, except where indicated)
Mortgages	100,776	99,216	95,201	92,418	89,733
Loans collateralized by securities	4,510	3,988	3,899	3,403	3,935
Consumer finance	2,820	2,874	3,241	4,397	4,502
Consumer	108,106	106,078	102,341	100,218	98,170
Real estate	23,408	23,418	25,440	24,715	23,717
Commercial and industrial loans	23,439	22,344	22,928	21,964	24,505
Financial institutions	3,011	3,100	4,041	4,016	3,718
Governments and public institutions	802	831	1,017	1,079	1,116
Corporate & institutional	50,660	49,693	53,426	51,774	53,056
Switzerland	158,766	155,771	155,767	151,992	151,226
Mortgages	3,559	3,948	3,601	2,560	2,139
Loans collateralized by securities	32,758	33,958	35,919	28,162	23,428
Consumer finance	670	892	1,082	1,541	2,399
Consumer	36,987	38,798	40,602	32,263	27,966
Real estate	2,608	3,033	3,758	2,597	2,084
Commercial and industrial loans	60,301	55,423	52,118	41,370	38,523
Financial institutions	14,910	18,234	18,302	17,824	22,184
Governments and public institutions	3,471	2,747	2,874	1,968	1,221
Corporate & institutional	81,290	79,437	77,052	63,759	64,012
Foreign	118,277	118,235	117,654	96,022	91,978
Gross loans	277,043	274,006	273,421	248,014	243,204
of which held at amortized cost	257,515	253,186	250,508	228,557	223,204
of which held at fair value	19,528	20,820	22,913	19,457	20,000
Net (unearned income)/deferred expenses	(129)	(145)	(112)	(91)	(59)
Allowance for loan losses	(938)	(866)	(758)	(869)	(922)
Net loans	275,976	272,995	272,551	247,054	242,223
Percentage of allowance for loan losses [1]	0.3%	0.3%	0.3%	0.4%	0.4%
1 Calculated based on net loans which are not carried at fair value.
Loan portfolio by industry
end of	2016	2015
Loan portfolio by industry (CHF million)
Banks	1,798	3,016
Other financial services	16,123	18,318
Real estate companies	26,016	26,451
Other services	28,583	26,565
Manufacturing	9,543	10,052
Wholesale and retail trade	11,779	9,033
Construction	2,691	2,932
Transportation	21,583	18,985
Health and social services	2,452	2,519
Hotels and restaurants	1,522	1,649
Agriculture and mining	4,166	5,063
Telecommunications	738	434
Governments, public institutions and non-profit organizations	4,956	4,113
Corporate & institutional	131,950	129,130
Consumer	145,093	144,876
Gross loans	277,043	274,006
Net (unearned income)/deferred expenses	(129)	(145)
Allowance for loan losses	(938)	(866)
Net loans	275,976	272,995

Details of the loan portfolio by time remaining until contractual maturity by category
end of 2016	1 year or less	1 year to 5 years	After 5 years	Loans with no stated maturity	[1]	Self- amortizing loans	[2]	Total
Loan portfolio (CHF million)
Mortgages	27,229	44,732	27,880	935		0		100,776
Loans collateralized by securities	3,705	574	231	0		0		4,510
Consumer finance	1,010	1,710	100	0		0		2,820
Consumer	31,944	47,016	28,211	935		0		108,106
Real estate	14,267	5,779	3,232	80		50		23,408
Commercial and industrial loans	15,388	3,945	1,900	94		2,112		23,439
Financial institutions	1,624	303	298	6		780		3,011
Governments and public institutions	419	177	190	5		11		802
Corporate & institutional	31,698	10,204	5,620	185		2,953		50,660
Switzerland	63,642	57,220	33,831	1,120		2,953		158,766
Mortgages	1,648	1,649	195	10		57		3,559
Loans collateralized by securities	29,234	2,388	1,136	0		0		32,758
Consumer finance	550	59	61	0		0		670
Consumer	31,432	4,096	1,392	10		57		36,987
Real estate	1,430	1,077	38	0		63		2,608
Commercial and industrial loans	30,392	15,915	9,356	12		4,626		60,301
Financial institutions	6,406	4,104	3,309	0		1,091		14,910
Governments and public institutions	367	1,456	570	0		1,078		3,471
Corporate & institutional	38,595	22,552	13,273	12		6,858		81,290
Foreign	70,027	26,648	14,665	22		6,915		118,277
Gross loans	133,669	83,868	48,496	1,142		9,868		277,043
of which fixed rate	112,236	68,191	44,887	0		2,754		228,068
of which variable rate	21,433	15,677	3,609	1,142		7,114		48,975
Net (unearned income)/deferred expenses								(129)
Allowance for loan losses								(938)
Net loans								275,976
1 Loans with no stated maturity include primarily certain loan products within Switzerland without a stated maturity within the original loan agreement.
2 Self-amortizing loans include loans with monthly or quarterly interest and principal payments and are primarily related to lease financings.

Non-performing and non-interest-earning loans
						Interest income which would have been recognized		Interest income which was recognized
in / end of	2016	2015	2014	2013	2012	2016	2015	2016	2015
Non-performing and non-interest-earning loans (CHF million)
Switzerland	401	374	389	378	409	15	15	2	1
Foreign	835	609	364	484	450	35	17	3	2
Non-performing loans [1]	1,236	983	753	862	859	50	32	5	3
Switzerland	79	100	87	109	113	8	7	1	1
Foreign	186	172	192	172	200	9	14	1	0
Non-interest-earning loans [1]	265	272	279	281	313	17	21	2	1
Total non-performing and non-interest-earning loans	1,501	1,255	1,032	1,143	1,172	67	53	7	4
1 Refer to "Impaired loans" in V – Consolidated financial statements – Credit Suisse Group – Note 19 – Loans, allowance for loan losses and credit quality for a definition of these terms.
Potential problem loans
end of	2016	2015	2014	2013	2012
Potential problem loans (CHF million)
Switzerland	125	120	98	115	181
Foreign	488	316	89	225	346
Total potential problem loans	613	436	187	340	527
Restructured loans
						Interest income which would have been recognized		Interest income which was recognized
in / end of	2016	2015	2014	2013	2012	2016	2015	2016	2015
Restructured loans (CHF million)
Switzerland	26	21	4	6	0	0	0	0	0
Foreign	332	261	167	0	30	9	11	5	3
Total restructured loans	358	282	171	6	30	9	11	5	3

Movements in the allowance for loan losses
	2016	2015	2014	2013	2012
Allowance for loan losses (CHF million, except where indicated)
Balance at beginning of period	866	758	869	922	910
Allowances acquired/(deconsolidated)	0	0	0	(1)	(18)
Changes in scope of consolidation	0	0	0	(1)	(18)
Switzerland	56	93	54	50	87
Foreign	193	202	91	116	72
Net movements recognized in the consolidated statements of operations	249	295	145	166	159
Mortgages	(4)	(3)	(2)	(6)	(7)
Loans collateralized by securities	(2)	(3)	(5)	(6)	(2)
Consumer finance	(59)	(67)	(88)	(96)	(75)
Consumer	(65)	(73)	(95)	(108)	(84)
Real estate	0	0	(3)	(5)	(1)
Commercial and industrial loans	(48)	(30)	(46)	(45)	(63)
Financial institutions	(3)	(1)	0	(1)	(1)
Corporate & institutional	(51)	(31)	(49)	(51)	(65)
Switzerland	(116)	(104)	(144)	(159)	(149)
Mortgages	(1)	(3)	(2)	(2)	(3)
Loans collateralized by securities	(5)	(1)	(2)	(2)	(7)
Consumer finance	(15)	(41)	(9)	(10)	(11)
Consumer	(21)	(45)	(13)	(14)	(21)
Real estate	(1)	0	0	0	(1)
Commercial and industrial loans	(136)	(58)	(179)	(103)	(14)
Financial institutions	(4)	(22)	(13)	(10)	(10)
Governments and public institutions	0	0	0	0	(6)
Corporate & institutional	(141)	(80)	(192)	(113)	(31)
Foreign	(162)	(125)	(205)	(127)	(52)
Gross write-offs	(278)	(229)	(349)	(286)	(201)
Consumer finance	13	11	16	23	21
Consumer	13	11	16	23	21
Commercial and industrial loans	4	0	2	3	12
Corporate & institutional	4	0	2	3	12
Switzerland	17	11	18	26	33
Consumer finance	0	1	1	1	1
Consumer	0	1	1	1	1
Commercial and industrial loans	46	16	18	27	10
Financial institutions	1	0	4	0	0
Governments and public institutions	2	0	0	0	0
Corporate & institutional	49	16	22	27	10
Foreign	49	17	23	28	11
Recoveries	66	28	41	54	44
Net write-offs	(212)	(201)	(308)	(232)	(157)
Provisions for interest	18	18	20	26	29
Foreign currency translation impact and other adjustments, net	17	(4)	32	(12)	(1)
Balance at end of period	938	866	758	869	922
Average loan balance	275,502	275,661	258,833	247,079	238,801
Ratio of net write-offs to average loans	0.08%	0.07%	0.12%	0.09%	0.07%

Analysis of the allowance for loan losses by Switzerland, foreign and category
end of	2016		2015		2014		2013		2012
	CHF million	% of allowance in each category to total loans	CHF million	% of allowance in each category to total loans	CHF million	% of allowance in each category to total loans	CHF million	% of allowance in each category to total loans	CHF million	% of allowance in each category to total loans
Analysis of the allowance for loan losses
Mortgages	38	0.0%	42	0.0%	44	0.0%	47	0.0%	48	0.0%
Loans collateralized by securities	2	0.0%	2	0.0%	2	0.0%	2	0.0%	3	0.0%
Consumer finance	83	0.0%	97	0.0%	110	0.0%	122	0.0%	131	0.1%
Consumer	123	0.0%	141	0.1%	156	0.1%	171	0.1%	182	0.1%
Real estate	52	0.0%	52	0.0%	49	0.0%	60	0.0%	69	0.0%
Commercial and industrial loans	173	0.1%	169	0.1%	139	0.1%	166	0.1%	200	0.1%
Financial institutions	0	0.0%	3	0.0%	0	0.0%	1	0.0%	2	0.0%
Corporate & institutional	225	0.1%	224	0.1%	188	0.1%	227	0.1%	271	0.1%
Switzerland	348	0.1%	365	0.1%	344	0.1%	398	0.2%	453	0.2%
Mortgages	8	0.0%	10	0.0%	10	0.0%	9	0.0%	12	0.0%
Loans collateralized by securities	52	0.0%	12	0.0%	51	0.0%	52	0.0%	50	0.0%
Consumer finance	33	0.0%	52	0.0%	34	0.0%	35	0.0%	44	0.0%
Consumer	93	0.0%	74	0.0%	95	0.0%	96	0.0%	106	0.0%
Real estate	3	0.0%	5	0.0%	5	0.0%	5	0.0%	5	0.0%
Commercial and industrial loans	429	0.2%	326	0.1%	224	0.1%	277	0.1%	242	0.1%
Financial institutions	65	0.0%	96	0.0%	90	0.0%	93	0.0%	116	0.1%
Corporate & institutional	497	0.2%	427	0.2%	319	0.1%	375	0.2%	363	0.2%
Foreign	590	0.2%	501	0.2%	414	0.2%	471	0.2%	469	0.2%
Total allowance for loan losses	938	0.3%	866	0.3%	758	0.3%	869	0.4%	922	0.4%
of which on principal	848	0.3%	800	0.3%	686	0.3%	778	0.3%	842	0.4%
of which on interest	90	0.0%	66	0.0%	72	0.0%	91	0.0%	80	0.0%
Percentages may not add up due to rounding.

Gross write-offs of loans by industry
in	2016	2015	2014	2013	2012
Gross write-offs of loans (CHF million)
Other financial services	8	24	14	11	11
Real estate companies	1	0	3	5	2
Other services	22	2	10	18	15
Manufacturing	12	8	112	17	30
Wholesale and retail trade	15	15	9	9	13
Construction	11	3	0	6	4
Transportation	53	35	62	57	8
Health and social services	0	0	1	3	1
Hotels and restaurants	0	3	0	1	4
Agriculture and mining	69	21	30	35	0
Telecommunications	1	0	0	1	1
Governments, public institutions and non-profit organizations	0	0	0	0	7
Corporate & institutional	192	111	241	163	96
Consumer	86	118	108	123	105
Total gross write-offs	278	229	349	286	201

Cross-border outstandings
end of	Banks	Private	Public	Subtotal	Net local country assets over liabilities	Commit- ments	Total
2016 (CHF million)
United States	4,404	48,306	18,122	70,832	63,264	74,641	208,737
Cayman Islands	428	19,935	349	20,712	1,464	3,848	26,024
Luxembourg	5,004	7,497	2,775	15,276	6,366	2,778	24,420
United Kingdom	2,753	11,696	205	14,654	0	5,058	19,712
Germany	1,843	5,011	2,621	9,475	0	6,044	15,519
The Netherlands	991	6,345	528	7,864	0	3,257	11,121
France	1,881	5,124	1,932	8,937	0	1,920	10,857
Brazil	755	2,152	1,160	4,067	6,057	329	10,453
Japan	713	4,644	507	5,864	3,840	11	9,715
Virgin Islands (Br.)	383	7,000	1	7,384	0	1,325	8,709
Australia	2,089	4,135	25	6,249	0	2,346	8,595
Hong Kong	510	4,040	11	4,561	2,671	1,210	8,442
Canada	1,271	3,389	273	4,933	753	2,341	8,027
Ireland	2,026	4,350	38	6,414	0	1,180	7,594
Italy	883	1,337	3,488	5,708	0	814	6,522
2015 (CHF million)
United States	3,139	30,769	11,161	45,069	87,418	93,938	226,425
Cayman Islands	272	22,634	1	22,907	0	2,294	25,201
United Kingdom	4,137	12,323	193	16,653	0	7,093	23,746
Luxembourg	4,813	9,585	1,559	15,957	0	5,530	21,487
France	2,709	7,672	6,351	16,732	97	2,101	18,930
Germany	1,922	7,293	3,949	13,164	0	3,419	16,583
Hong Kong	260	3,283	2	3,545	9,200	837	13,582
The Netherlands	876	7,859	470	9,205	0	3,730	12,935
Virgin Islands (Br.)	38	8,875	0	8,913	0	563	9,476
Canada	945	3,498	269	4,712	803	2,823	8,338
Japan	694	5,502	2,090	8,286	0	19	8,305
Italy	881	2,350	3,944	7,175	0	1,050	8,225
Ireland	1,530	5,411	64	7,005	0	1,197	8,202
South Korea	96	4,276	469	4,841	1,768	132	6,741
Brazil	302	1,133	373	1,808	4,582	236	6,626
India	910	3,753	256	4,919	1,341	187	6,447
2014 (CHF million)
United States	5,351	31,255	12,710	49,316	97,090	86,041	232,447
Cayman Islands	975	25,911	0	26,886	0	895	27,781
France	3,722	9,276	5,509	18,507	283	4,994	23,784
Luxembourg	4,370	11,999	3,244	19,613	0	3,342	22,955
United Kingdom	4,440	11,526	228	16,194	0	6,580	22,774
Germany	2,339	8,603	6,154	17,096	0	3,617	20,713
Hong Kong	638	3,072	23	3,733	10,174	880	14,787
The Netherlands	2,361	6,697	1,276	10,334	0	2,224	12,558
Japan	1,791	3,671	1,102	6,564	2,056	3,226	11,846
Italy	358	4,135	5,464	9,957	0	1,286	11,243
Canada	2,656	3,983	635	7,274	1,121	1,943	10,338
Ireland	1,942	6,299	4	8,245	2	1,245	9,492
Brazil	614	2,316	1,192	4,122	4,847	309	9,278
Virgin Islands (Br.)	111	8,011	0	8,122	0	709	8,831
Singapore	397	4,222	81	4,700	1,553	1,050	7,303
South Korea	459	3,713	328	4,500	2,515	142	7,157
India	1,269	4,797	213	6,279	512	84	6,875
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

Deposits in Switzerland and foreign offices
in	2016			2015			2014
	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate
Deposits (CHF million, except where indicated)
Non-interest-bearing demand	3,539	–	–	4,009	–	–	5,098	–	–
Interest-bearing demand	124,349	(73)	(0.1)%	128,739	(30)	0.0%	136,970	85	0.1%
Savings deposits	63,505	131	0.2%	82,194	161	0.2%	71,845	257	0.4%
Time deposits	31,085	12	0.0%	17,666	53	0.3%	13,536	61	0.5%
Switzerland	222,478	70	0.0%	232,608	184	0.1%	227,449	403	0.2%
Non-interest-bearing demand	2,158	–	–	4,265	–	–	4,562	–	–
Interest-bearing demand	32,504	24	0.1%	33,439	37	0.1%	29,085	27	0.1%
Savings deposits	3	0	0.0%	19	0	0.0%	30	0	0.0%
Time deposits	114,857	950	0.8%	115,634	664	0.6%	117,051	615	0.5%
Foreign	149,522	974	0.7%	153,357	701	0.5%	150,728	642	0.4%
Total deposits	372,000	1,044	0.3%	385,965	885	0.2%	378,177	1,045	0.3%
Deposits by foreign depositors in Swiss offices amounted to CHF 65.1 billion, CHF 68.6 billion and CHF 73.3 billion as of December 31, 2016, 2015 and 2014, respectively.
Aggregate of individual time deposits in Switzerland and foreign offices
in 2016	Switzerland	Foreign	Total
Time deposits (CHF million)
3 months or less	–	12,992	12,992
Over 3 through 6 months	–	13,312	13,312
Over 6 through 12 months	–	16,275	16,275
Over 12 months	–	1,675	1,675
Certificates of deposit	–	44,254	44,254
3 months or less	30,986	55,528	86,514
Over 3 through 6 months	1,499	8,733	10,232
Over 6 through 12 months	2,143	8,672	10,815
Over 12 months	1,072	2,571	3,643
Other time deposits	35,700	75,504	111,204
Total time deposits	35,700	119,758	155,458
Balances shown are the Swiss franc equivalent of amounts greater than USD 100,000 together with their remaining maturities.

Selected information on short-term borrowings
in	2016	2015	2014
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions (CHF million)
Outstanding as of December 31	33,016	46,598	70,119
Maximum amount outstanding at any month-end during the year	82,825	98,790	92,764
Approximate average amount outstanding during the year	58,044	74,441	87,589
Interest expense for the year ended December 31	1,387	1,264	1,042
Approximate weighted-average interest rate during the year	2.4%	1.7%	1.2%
Approximate weighted-average interest rate at year-end	1.1%	0.5%	0.6%
Commercial paper (CHF million)
Outstanding as of December 31	10,749	4,667	15,567
Maximum amount outstanding at any month-end during the year	11,237	17,514	20,862
Approximate average amount outstanding during the year	9,340	11,952	17,551
Interest expense for the year ended December 31	77	53	68
Approximate weighted-average interest rate during the year	0.8%	0.4%	0.4%
Approximate weighted-average interest rate at year-end	0.7%	0.4%	0.3%
Other short-term borrowings (CHF million)
Outstanding as of December 31	4,636	3,990	10,354
Maximum amount outstanding at any month-end during the year	4,742	10,993	11,448
Approximate average amount outstanding during the year	3,735	9,044	9,444
Interest expense for the year ended December 31	7	52	51
Approximate weighted-average interest rate during the year	0.2%	0.6%	0.5%
Approximate weighted-average interest rate at year-end	0.3%	1.3%	0.3%
Generally, original maturities of central bank funds purchased, securities sold under repurchase agreements and securities lending transactions are less than six months, commercial papers are less than six months and other short-term borrowings are one year or less.

Statistical information – Bank
Statistical information for the Group is required under the SEC’s specialized industry guide for bank holding companies – Industry Guide 3. Certain statistical information is also included in VII – Consolidated financial statements – Credit Suisse (Bank), including Notes 6 – Net interest income, 16– Investment securities, 18 – Loans, allowance for loan losses and credit quality, 23 – Deposits, 24 – Long-term debt, 31 – Derivatives and hedging activities, 32 – Guarantees and commitments and 34 – Financial instruments. Except to the extent described below, such statistical information for the Bank is not materially different, either in absolute amount or in terms of trends, from such statistical information for the Group. The principal differences described below relate to the banking businesses of the Group that are not included in the Bank’s consolidated financial statements and intercompany eliminations.
Certain elements of the Group’s and the Bank’s investment portfolio may differ from period to period. As of December 31, 2016, the carrying value of the Group’s debt securities was CHF 2.4 billion compared to CHF 2.1 billion for the Bank. The higher value of debt securities at the Group compared to the Bank primarily related to debt securities issued by Swiss federal, cantonal or local governmental entities and foreign governments held by Neue Aargauer Bank, principally for liquidity management purposes.
The Bank’s loan portfolio constitutes substantially all of the Group’s consolidated loan portfolio. As of December 31, 2016, 2015 and 2014, the Bank’s total loans were CHF 259.5 billion, CHF 254.9 billion and CHF 255.9 billion or 94.0%, 93.4% and 93.9% of the Group’s total loans of CHF 276.0 billion, CHF 273.0 billion and CHF 272.6 billion, respectively. Differences between the Bank and the Group in the composition and maturity profile of the loan portfolio, allowance for loan losses, write-offs and impaired loans as of December 31, 2016, December 31, 2015 and December 31, 2014 principally related to Neue Aargauer Bank and BANK-now, primarily in the Swiss consumer segment.
> Refer to “Note 18 – Loans, allowance for loan losses and credit quality” in VII – Consolidated financial statements – Credit Suisse (Bank) for additional information on the Bank’s loan portfolio and related allowances.

Ratio of earnings to fixed charges – Group
in	2016	2015	2014	2013	2012

Ratio of earnings to fixed charges (CHF million)
Income/(loss) from continuing operations before taxes, noncontrolling interests and cumulative effect of accounting changes	(2,266)	(2,422)	3,627	4,096	2,190
Income from equity method investments	(208)	(243)	(244)	(251)	(160)
Pre-tax earnings/(loss) from continuing operations	(2,474)	(2,665)	3,383	3,845	2,030
Fixed charges:
Interest expense	9,812	10,042	10,027	11,441	14,947
Interest portion of rentals [1]	530	538	627	642	645
Preferred dividend requirements	0	0	53	236	231
Total fixed charges	10,342	10,580	10,707	12,319	15,823
Pre-tax earnings before fixed charges	7,868	7,915	14,090	16,164	17,853
Noncontrolling interests	3	(1)	449	639	336
Earnings before fixed charges and provision for income taxes	7,865	7,916	13,641	15,525	17,517
Ratio of earnings to fixed charges	0.76	0.75	1.27	1.26	1.11
1 Amounts reflect a portion of premises and real estate expenses deemed representative of the interest factor.
Ratio of earnings to fixed charges – Bank
in	2016	2015	2014	2013	2012

Ratio of earnings to fixed charges (CHF million)
Income/(loss) from continuing operations before taxes, noncontrolling interests and cumulative effect of accounting changes	(2,768)	(2,938)	2,961	3,654	1,779
Income from equity method investments	(154)	(210)	(231)	(240)	(144)
Pre-tax earnings/(loss) from continuing operations	(2,922)	(3,148)	2,730	3,414	1,635
Fixed charges:
Interest expense	9,737	9,990	9,908	11,307	14,757
Interest portion of rentals [1]	522	528	618	632	629
Preferred dividend requirements	0	0	53	236	231
Total fixed charges	10,259	10,518	10,579	12,175	15,617
Pre-tax earnings before fixed charges	7,337	7,370	13,309	15,589	17,252
Noncontrolling interests	(6)	(7)	445	669	333
Earnings before fixed charges and provision for income taxes	7,343	7,377	12,864	14,920	16,919
Ratio of earnings to fixed charges	0.72	0.70	1.22	1.23	1.08
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
American Depositary Shares
Under Swiss law, holders of >>>American Depositary Shares (ADS) are not shareholders and are not recorded in our share register. A nominee for the ADS depositary is the registered holder of the shares underlying the ADS. Rights of ADS holders to exercise voting rights, receive dividends and other matters are governed by the deposit agreement pursuant to which the ADS are issued. For further information relating to our ADS, see our Registration Statement on Form F-6 filed with the SEC. Subject to any applicable law to the contrary, with respect to ADS for which timely voting instructions are not received by the ADS depositary in relation to any proposed resolution or for which voting instructions are received by the ADS depositary but do not specify how the ADS depositary shall vote in relation to any proposed resolution, the ADS depositary shall, or shall instruct the nominee to, vote such shares underlying the ADS in favor of such resolution if it has been proposed by the Board of Directors or otherwise in accordance with the recommendation of the Board of Directors.
Taxation
The following summary contains a description of the principal Swiss and US federal income tax consequences of the acquisition, ownership and disposition of our shares or ADS (Shares), but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to own or dispose of Shares. In particular, the summary is directed only to holders that hold Shares as capital assets and does not address tax considerations applicable to investors that may be subject to special tax rules, such as banks, tax-exempt entities, insurance companies, dealers in securities or currencies, traders in securities electing to mark to market, persons that actually or constructively own a participation in our stock that qualifies for reduced taxation, persons that hold Shares as a position in a “straddle” or “conversion” transaction, or as part of a “synthetic security” or other integrated financial transaction, or persons that have a “functional currency” other than the Swiss franc or US dollar.
This summary is based on the current tax laws of Switzerland and the US, including the current “Convention Between the United States of America and the Swiss Confederation for the Avoidance of Double Taxation with Respect to Taxes on Income” (Treaty), the “Agreement on the Automatic Exchange of Information in Tax Matters with the European Union” (AEOI Agreement) and similar bilateral treaties with partner states, the US Internal Revenue Code of 1986, as amended (IR Code), existing and proposed regulations thereunder, published rulings and court decisions, all of which are subject to change, possibly with retroactive effect.
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
Non-resident recipients
A holder who is not resident in Switzerland and who does not hold the Shares as part of a trade or business in Switzerland may be entitled to a full or partial refund of the Swiss federal withholding tax deducted if the country in which the recipient resides for tax purposes has entered into a bilateral treaty for the avoidance of double taxation with Switzerland and the other conditions of such treaty are met. A reduction of the withholding tax at source is not provided for by Switzerland for portfolio holdings and, therefore, is not permissible. Holders of Shares should be aware that the procedures for claiming treaty benefits (and the time frame required for obtaining a tax refund) may differ from country to country and should consult their own legal, financial or tax advisors regarding the procedures for claiming a refund of the withholding tax.
Residents of the US
In case of a holder who is a resident of the US for purposes of the Treaty without taxable presence in Switzerland to which the Shares are attributable or who is a qualified US pension fund and who, in each case, is the beneficial owner of the Shares and the dividend or distribution and who meets the other conditions of the Treaty may apply for a full refund of the withholding tax in the case of qualified US pension funds or in excess of the amount of the 15% treaty rate in all other cases. The claim for refund must be filed on Swiss Tax Form 82 (82C for corporations, 82I for individuals, 82E for other entities and 82R for regulated investment companies), which forms together with an instruction form may be obtained from any Swiss consulate general in the US, the Swiss Federal Tax Administration at the address below or be down-loaded from the Swiss Federal Tax Administration’s website. Four copies of the form must be duly completed, signed before a notary public of the US, and three of them must be sent to the Swiss Federal Tax Administration, Eigerstrasse 65, CH-3003, Bern, Switzerland. The form must be accompanied by suitable evidence of deduction of the Swiss federal withholding, such as certificates of deduction, bank vouchers or credit slips. The form must be filed no later than December 31 of the third year following the calendar year in which the dividend subject to the tax became payable.
Income and profit tax on dividends and similar distributions
Shares held by Swiss resident individuals as private investments
Dividends and other distributions on Shares, made or paid by us out of capital contribution reserves (Reserven aus Kapitaleinlagen) and distributions made or paid by us on Shares based upon a capital reduction (Nennwertrückzahlungen) are exempt from Swiss federal, cantonal and communal income tax for holders of Shares who are individuals resident in Switzerland for tax purposes and who hold the Shares as private investments. For such holders, other dividends and distributions on Shares must be included in Swiss federal, cantonal and communal taxable income.
Shares held as assets of a Swiss business
For a holder who holds the Shares as part of a trade or business carried on in Switzerland, dividends and distributions, including capital repayments or distributions out of capital contribution reserves, made or paid by us on Shares must be included in taxable income in the relevant taxation period for purposes of Swiss federal, cantonal and communal individual or corporate income tax. A Swiss corporation or co-operative or a non-Swiss corporation or co-operative holding Shares as part of a Swiss permanent establishment may benefit from relief from taxation of the dividends or other distributions, including capital repayments or distributions out of capital contribution reserves, by way of a participation exemption if the Shares held at the time of the dividend or other distribution have a market value of at least CHF 1 million.
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
> Refer to “Swiss federal withholding tax on dividends and similar distributions” for further information.
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
Shares held as assets of a Swiss business
For a holder who holds the Shares as part of a trade or business carried on in Switzerland, capital gain or loss realized on the sale of Shares must be included in, or deducted from, taxable income in the relevant tax period for purposes of Swiss federal, cantonal and communal individual or corporate income tax. This tax treatment also applies to Swiss resident private individuals who, for income tax purposes, are classified as “professional securities dealers” for reason of, among other things, frequent dealings and leveraged investments in securities.
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

Shares held as assets of a Swiss business
A holder who holds the Shares as part of a trade or business conducted in Switzerland is required to include the Shares in taxable wealth or taxable assets, as applicable, in the relevant tax period for purposes of cantonal and communal individual wealth tax or corporate capital tax, as applicable.
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
Common Reporting Standard / Automatic Exchange of Information
On February 13, 2014, the Organization for Economic Co-operation and Development released the Common Reporting Standard (CRS) designed to create a global standard for the Automatic Exchange of Financial Account Information (AEOI), similar to the information to be reported under the US Foreign Account Tax Compliance Act (FATCA). On November 19, 2014, Switzerland signed the Multilateral Competent Authority Agreement on the Automatic Exchange of Financial Account Information (MCAA) that provides for the automatic exchange of FATCA-like information in line with the CRS. Switzerland also signed the AEOI Agreement with the European Union that applies to all 28 member states of the EU as well as Gibraltar. The AEOI Agreement became effective on January 1, 2017 and replaces, amongst others, the repealed bilateral agreements on final withholding taxes of Switzerland with each the UK and Austria (except that these repealed agreements continue to apply in respect of income and gains before January 1, 2017). In addition to the AEOI Agreement with the EU, Switzerland has concluded a number of bilateral agreements based on the MCAA, including with Argentina, Australia, Brazil, Canada, Chile, China, Colombia, Costa Rica, Greenland, Iceland, India, Indonesia, Israel, Japan, Liechtenstein, Malaysia, Mexico, New Zealand, Norway, Russia, Saudi Arabia, South Africa, South Korea, United Arab Emirates, Uruguay and a number of other jurisdictions. These agreements became effective on January 1, 2017, or, subject to ratification, will become effective on January 1, 2018. Switzerland has announced to conclude further AEOI agreements with further countries. A complete and updated list of AEOI agreements of Switzerland can be found on: www.sif.admin.ch/sif/en/home/themen/internationale-steuerpolitik/automatischer-informationsaustausch.html. Based on the AEOI Agreement and the bilateral agreements and the implementing Swiss AEOI law, Switzerland collects or will collect data in respect of financial assets, including Shares, held in, and income derived thereon and credited to, accounts or deposits with a paying agent in Switzerland for the benefit of residents of a EU member state or a treaty state from 2017 or 2018, and will begin to exchange it from 2018 or 2019, depending on the effectiveness date of the relevant agreement.
Swiss Facilitation of the Implementation of the US Foreign Account Tax Compliance Act
Switzerland has concluded an intergovernmental agreement with the US to facilitate the implementation of FATCA. The agreement ensures that the accounts held by US persons with Swiss financial institutions, which accounts may include Shares and income derived thereon, are disclosed to the US tax authorities either with the consent of the account holder or by means of group requests within the scope of administrative assistance. Information will not be transferred automatically in the absence of consent, and instead will be exchanged only within the scope of administrative assistance on the basis of the Treaty. On October 8, 2014, the Swiss Federal Council approved a mandate for negotiations with the US on changing the current direct-notification-based regime to a regime where the relevant information is sent to the Swiss Tax Administration, which in turn provides the information to the US tax authorities. The new regime is not expected to come into force before 2018.
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

Dividends paid on the Shares will be treated as qualified dividends if we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (PFIC). Based on our audited consolidated financial statements, we believe that the Group was not treated as a PFIC for US federal income tax purposes with respect to our 2015 or 2016 taxable years. In addition, based on the audited consolidated financial statements of the Group and our current expectations regarding the value and nature of our assets and the sources and nature of our income, we do not anticipate the Group becoming a PFIC for the 2017 taxable year. Holders of our Shares should consult their own tax advisors regarding the availability of the reduced dividend tax rate in light of the considerations discussed above and their own particular circumstances. For this purpose, a “dividend” will include any distribution paid by us with respect to Shares, but only to the extent such distribution is not in excess of our current and accumulated earnings and profits as defined for US federal income tax purposes. Such dividend will constitute income from sources outside of the US. Subject to the limitations and conditions provided in the IR Code, a US Holder may deduct from its US federal taxable income, or claim as a credit against its US federal income tax liability, the Swiss withholding tax withheld. Under the IR Code, dividend payments by us on Shares are not eligible for the dividends received deduction generally allowed to corporate shareholders. Any distribution that exceeds our earnings and profits will be treated as a non-taxable return of capital to the extent of the US Holder’s tax basis in Shares and thereafter as capital gain. Because we do not intend to maintain calculations of our earnings and profits on the basis of US federal income tax principles, a US Holder should expect that any information reporting it receives may treat the full amount of any distribution paid as a dividend.
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
Closing prices and average daily trading volumes for shares and ADS
Period	Average trading volumes	[1]	Shares in CHF (High)	[1]	Shares in CHF (Low)	[1]	Average trading volumes	[2]	Shares in USD (High)	[2]	Shares in USD (Low)	[2]
2017 (through March 17)	11,941,790		16.1		14.4		4,660,300		16.0		14.5
March (through March 17)	12,852,366		16.0		15.2		4,547,672		15.8		15.1
February	11,864,442		15.6		14.4		4,591,240		15.5		14.5
January	11,451,764		16.1		15.0		4,799,114		16.0		15.2
2016	12,473,450		21.3		9.9		4,353,791		21.4		10.2
Fourth quarter	12,270,457		15.9		12.2		5,599,357		15.8		12.5
December	12,274,447		15.9		13.6		6,991,224		15.8		13.4
November	14,719,568		14.7		12.2		6,074,067		15.0		12.5
October	9,700,731		14.0		12.6		3,732,780		14.1		12.8
Third quarter	14,207,968		13.6		9.9		4,259,451		13.9		10.2
Second quarter	12,920,825		15.2		10.2		4,535,253		15.8		10.5
First quarter	10,409,954		21.3		12.3		2,975,982		21.4		12.7
2015	7,091,407		27.9		18.2		1,524,543		29.7		20.5
Fourth quarter	7,390,412		24.2		20.0		1,714,092		26.0		20.5
Third quarter	6,211,097		27.9		22.5		1,448,901		29.7		23.6
Second quarter	6,522,210		26.4		23.3		1,270,364		28.2		25.7
First quarter	8,275,518		25.4		18.2		1,667,546		27.0		21.0
2014	5,018,235		30.1		23.8		973,398		33.2		24.8
2013	5,532,934		30.3		22.9		1,353,861		33.8		24.6
2012	6,955,208		27.2		16.0		2,347,395		29.7		16.2
1 Closing prices for one share and average daily trading volume (SIX).
2 Closing prices of ADS and average daily trading volume (NYSE).

Property and equipment
Our principal executive offices, which we own, are located at Paradeplatz 8, Zurich, Switzerland. As of the end of 2016, we maintained 401 offices and branches worldwide, of which approximately 59% were located in Switzerland.
As of the end of 2016, approximately 27% of our worldwide offices and branches were owned directly by us, with the remainder being held under commercial leases, 57% of which expire after 2021. The book value of the ten largest owned properties was approximately CHF 0.7 billion as of the end of 2016. Some of our principal facilities are subject to mortgages and other security interests granted to secure indebtedness to certain financial institutions. As of the end of 2016, the total amount of indebtedness secured by these facilities was not material to us.
We believe that our current facilities are adequate for existing operations. Management regularly evaluates our operating facilities for suitability, market presence, renovation and maintenance.
Foreign currency translation rates
The following tables set forth, for the periods indicated, certain information concerning the noon buying rate for the Swiss franc expressed as USD per CHF 1.00:
Year	End of	Average in	[1]	High	Low
Exchange rate information - 5 years
2016	0.9843	1.0133		1.0487	0.9677
2015	0.9983	1.0397		1.1781	0.9704
2014	1.0066	1.0942		1.1478	1.0066
2013	1.1231	1.0813		1.1292	1.0190
2012	1.0923	1.0713		1.1174	1.0043
1 The average of the noon buying rates on the last business day of each month during the relevant period.
Month	High	Low
Exchange rate information - 6 months
March 2017 (through March 17)	1.0047	0.9856
February 2017	1.0107	0.9892
January 2017	1.0113	0.9741
December 2016	0.9935	0.9677
November 2016	1.0328	0.9816
October 2016	1.0267	1.0049
September 2016	1.0357	1.0200

Appendix
Selected five-year information
Selected information – Group
Selected information – Group (continued)
Selected information – Bank
List of abbreviations
Glossary
Investor information
Financial calendar and contacts

Selected five-year information
Selected information – Group
in / end of	2016		2015	2014	2013	2012
Condensed consolidated statements of operations (CHF million)
Net revenues	20,323		23,797	26,242	25,856	23,611
Provision for credit losses	252		324	186	167	170
Total operating expenses	22,337		25,895	22,429	21,593	21,251
Income/(loss) from continuing operations before taxes	(2,266)		(2,422)	3,627	4,096	2,190
Income tax expense	441		523	1,405	1,276	465
Income/(loss) from continuing operations	(2,707)		(2,945)	2,222	2,820	1,725
Income/(loss) from discontinued operations, net of tax	0		0	102	145	(40)
Net income/(loss)	(2,707)		(2,945)	2,324	2,965	1,685
Net income/(loss) attributable to noncontrolling interests	3		(1)	449	639	336
Net income/(loss) attributable to shareholders	(2,710)		(2,944)	1,875	2,326	1,349
of which from continuing operations	(2,710)		(2,944)	1,773	2,181	1,389
of which from discontinued operations	0		0	102	145	(40)
Earnings per share (CHF)
Basic earnings/(loss) per share from continuing operations	(1.32)		(1.73)	0.99	1.10	0.79
Basic earnings/(loss) per share	(1.32)		(1.73)	1.05	1.18	0.76
Diluted earnings/(loss) per share from continuing operations	(1.32)		(1.73)	0.98	1.10	0.79
Diluted earnings/(loss) per share	(1.32)		(1.73)	1.04	1.18	0.76
Consolidated balance sheet (CHF million)
Total assets	819,861		820,805	921,462	872,806	924,280
Share capital	84		78	64	64	53
Shareholders' equity	41,897		44,382	43,959	42,164	35,498
Shares outstanding (million)
Shares outstanding	2,089.9		1,951.5	1,599.5	1,590.9	1,293.8
Dividend per share (CHF)
Dividend per share	0.70	[1]	0.70	0.70	0.70	0.75
Ratios (%)
Return on assets [2]	(0.3)		(0.3)	0.2	0.3	0.1
Return on equity attributable to shareholders	(6.1)		(6.8)	4.4	5.7	3.9
Dividend payout ratio	-		-	66.7	59.3	98.7
Equity to asset ratio	5.1		5.4	4.8	4.8	3.8
1 Proposal of the Board of Directors to the Annual General Meeting on April 28, 2017; to be paid out of capital contribution reserves.
2 Based on amounts attributable to shareholders.

Selected information – Group (continued)
in / end of	2016	2015	2014	2013	2012
Average economic risk capital (CHF million)
Swiss Universal Bank	5,564	5,119	5,288	5,453	5,652
International Wealth Management	3,785	3,288	3,051	3,052	3,025
Asia Pacific	4,147	3,405	3,184	2,644	2,385
Global Markets	9,928	12,372	11,325	10,080	9,740
Investment Banking & Capital Markets	4,652	3,717	3,259	2,707	2,407
Credit Suisse	34,737	34,821	32,708	30,039	29,741
Pre-tax return on average economic risk capital (%)
Swiss Universal Bank	36.5	32.8	38.5	32.6	39.6
International Wealth Management	30.6	22.8	42.4	41.9	34.6
Asia Pacific	17.6	11.1	28.3	28.5	(7.5)
Global Markets	0.9	(14.9)	18.6	24.7	32.5
Investment Banking & Capital Markets	5.7	(8.4)	15.7	21.1	14.0
Credit Suisse	(5.4)	(6.6)	11.5	14.2	8.0
The calculation of divisional economic risk capital under the new organization required certain additional assumptions and allocations methods, which may not be required for future periods given the level of detail of information then available.

Selected information – Bank
in / end of	2016	2015	2014	2013	2012
Condensed consolidated statements of operations (CHF million)
Net revenues	19,802	23,211	25,589	25,314	22,976
Provision for credit losses	216	276	125	93	88
Total operating expenses	22,354	25,873	22,503	21,567	21,109
Income/(loss) from continuing operations before taxes	(2,768)	(2,938)	2,961	3,654	1,779
Income tax expense	357	439	1,299	1,170	365
Income/(loss) from continuing operations	(3,125)	(3,377)	1,662	2,484	1,414
Income/(loss) from discontinued operations, net of tax	0	0	102	145	(40)
Net income/(loss)	(3,125)	(3,377)	1,764	2,629	1,374
Net income/(loss) attributable to noncontrolling interests	(6)	(7)	445	669	333
Net income/(loss) attributable to shareholder	(3,119)	(3,370)	1,319	1,960	1,041
of which from continuing operations	(3,119)	(3,370)	1,217	1,815	1,081
of which from discontinued operations	0	0	102	145	(40)
Consolidated balance sheet (CHF million)
Total assets	802,322	803,931	904,849	854,429	907,436
Share capital	4,400	4,400	4,400	4,400	4,400
Shareholder's equity	40,682	43,406	42,895	39,467	34,704
Number of shares outstanding (million)
Number of shares outstanding	4,399.7	4,399.7	4,399.7	4,399.7	44.0

List of abbreviations
A
ABO	Accumulated benefit obligation
ABS	Asset-backed securities
ADS	American Depositary Shares
AEOI	Automatic Exchange of Information
AES®	Advanced execution services
AGM	Annual General Meeting
AIG	American International Group, Inc.
A-IRB	Advanced internal ratings-based approach
AMA	Advanced measurement approach
AoA	Articles of Association
AOCI	Accumulated other comprehensive income/(loss)
ASC	Accounting Standards Codification
ASU	Accounting Standards Updates
B
BA	Bachelor of Arts
BBA	Bachelor of Business Administration
BCBS	Basel Committee on Banking Supervision
BIS	Bank for International Settlements
bp	basis points
BVG	Swiss Federal Law on Occupational Retirement, Survivors’ and Disability Pension Plans
C
CARMC	Capital Allocation and Risk Management Committee
CCA	Contingent Capital Awards
CDO	Collateralized debt obligation
CDS	Credit default swap
CEB	Conduct and Ethics Board
CET1	Common equity tier 1
CEO	Chief Executive Officer
CFIG	Customized Fund Investment Group
CFO	Chief Financial Officer
CFTC	Commodity Futures Trading Commission
CLO	Collateralized loan obligation
CMBS	Commercial mortgage-backed securities
CMI	Continuous Mortality Investigation
COF	Capital Opportunity Facility
COO	Chief Operating Officer
COSO	Committee of Sponsoring Organizations of the Treadway Commission
CP	Commercial paper
CPR	Constant prepayment rate
CRD	Capital Requirements Directive
CRO	Chief Risk Officer
CVA	Credit valuation adjustment
D
DOJ	US Department of Justice
DVA	Debit valuation adjustment
E
EAD	Exposure at default
EBITDA	Earnings before interest, taxes, depreciation and amortization
EC	European Commission
ECB	European Central Bank
EGM	Extraordinary General Meeting
EMEA	Europe, Middle East and Africa
EMIR	European Market Infrastructure Regulation
EU	European Union
F
FASB	Financial Accounting Standards Board
FATCA	Foreign Account Tax Compliance Act
FDIC	Federal Deposit Insurance Corporation
Fed	US Federal Reserve
FINMA	Swiss Financial Market Supervisory Authority FINMA
FINRA	Financial Industry Regulatory Authority
FMIA	Swiss Federal Act on Financial Market Infrastructure and Market Conduct in Securities and Derivatives Trading
FSA	UK Financial Services Authority
FSB	Financial Stability Board
FSMA	Financial Services and Markets Act 2000
G
GAAP	Generally accepted accounting principles
G-SIB	Global Systemically Important Bank
H
HQLA	High quality liquid assets
HNWI	High-net-worth individuals
I
IFRS	International Financial Reporting Standards
IHC	US intermediate holding company
IPO	Initial public offering
IRC	Incremental risk charge
IRS	Internal Revenue Service
ISDA	International Swaps and Derivatives Association, Inc.
IT	Information technology
J
JD	Juris Doctor

L
LCR	Liquidity coverage ratio
LGD	Loss given default
LIBOR	London Interbank Offered Rate
LLM	Master of laws
LTI	Long-term incentive
LTV	Loan-to-value
M
M&A	Mergers and acquisitions
MA	Master of Arts
MBA	Master of Business Administration
MiFID I	Markets in Financial Instruments Directive
MiFID II	Revised Markets in Financial Instruments Directive
MRTC	Material risk takers and controllers
MSRB	Municipal Securities Rulemaking Board
N
NAV	Net asset value
NRV	Negative replacement value
NSFR	Net stable funding ratio
NYSE	New York Stock Exchange
O
OCC	Office of the Comptroller of the Currency
OGR	Organizational Guidelines and Regulations
OTC	Over-the-counter
P
PAF	2008 Partner Asset Facility
PAF2	2011 Partner Asset Facility
PBO	Projected benefit obligation
PD	Probability of default
PFIC	Passive foreign investment company
PhD	Doctorate of Philosophy
PRA	Prudential Regulation Authority
PRV	Positive replacement value
PSA	Prepayment speed assumption
Q
QIA	Qatar Investment Authority
R
RCSA	Risk and control self-assessment
RMBS	Residential mortgage-backed securities
RNIV	Risk not in VaR
ROE	Return on equity
RPSC	Risk Processes & Standards Committee
RRP	Recovery and Resolution Plan
RRSC	Reputational Risk & Sustainability Committee
RWA	Risk-weighted assets
S
SAPS	Self-administered pension scheme
SCNY	Supreme Court for the State of New York
SDNY	US District Court for the Southern District of New York
SEC	US Securities and Exchange Commission
SEI	Significant economic interest
SESTA	Swiss Federal Act on Stock Exchanges and Securities Trading
SIX	SIX Swiss Exchange
SME	Small- and medium-sized enterprises
SNB	Swiss National Bank
SOX	US Sarbanes-Oxley Act of 2002
SPE	Special purpose entity
SPIA	Single premium immediate annuity
STI	Short-term incentive
T
TLAC	Total loss-absorbing capacity
TRS	Total return swap
U
UHNWI	Ultra-high-net-worth individuals
UK	United Kingdom
US	United States of America
US GAAP	US generally accepted accounting principles
V
VaR	Value-at-Risk
VARMC	Valuation Risk Management Committee
VIE	Variable interest entity
VIX	Chicago Board of Options Exchange Market Volatility Index

Glossary
A
Advanced execution services® (AES®)	AES® is a suite of algorithmic trading strategies, tools and analytics operated by Credit Suisse to facilitate global equity trading. By employing algorithms to execute client orders and limit volatility, AES® helps institutions and hedge funds reduce market impact. AES® provides access to exchanges in more than 35 countries worldwide via more than 45 leading trading platforms.
Advanced internal ratings-based approach (A-IRB)	Under the A-IRB approach, risk weights are determined by using internal risk parameters. We have received approval from FINMA to use, and have fully implemented, the A-IRB approach whereby we provide our own estimates for probability of default (PD), loss given default (LGD) and exposure at default (EAD). We use the A-IRB approach to determine our institutional credit risk and most of our retail credit risk.
Advanced measurement approach (AMA)	The AMA is used for measuring operational risk. The methodology is based upon the identification of a number of key risk scenarios that describe the major operational risks we face. Groups of senior staff review each scenario and discuss the likelihood of occurrence and the potential severity of loss. Internal and external loss data, along with certain business environment and internal control factors, such as self-assessment results and key risk indicators, are considered as part of this process. Based on the output from these meetings, we enter the scenario parameters into an operational risk model that generates a loss distribution from which the level of capital required to cover operational risk is determined. We have received approval from FINMA to use an internal model for the calculation of operational risk capital, which is aligned with the requirements of the AMA under the Basel framework.
Affluent and retail clients	We define affluent and retail clients as individuals having assets under management below CHF 1 million.
American Depositary Shares (ADS)	An ADS, which is evidenced by an American Depositary Receipt, is a negotiable certificate issued by a depositary bank that represents all or part of an underlying share of a foreign-based company held in custody.
B
Backtesting	Backtesting is a process used to evaluate the performance of VaR models. It consists of a comparison between daily trading revenues and 1-day, 99% VaR. Regulators also use backtesting to evaluate model performance. VaR models that experience less than five exceptions in a rolling 12-month period are deemed to be statistically correct and attract no additional regulatory capital charges.
Bank for International Settlements (BIS)	The Bank for International Settlements (BIS) serves central banks in their pursuit of monetary and financial stability, fosters international cooperation in those areas and acts as a bank for central banks.
Basel III	In December 2010, the Basel Committee on Banking Supervision (BCBS) issued the Basel III framework, which is a comprehensive set of reform measures to strengthen the regulation, supervision and risk management of the banking sector. These measures aim to improve the banking sector's ability to absorb shocks arising from financial and economic stress, whatever the source, improve risk management and governance and strengthen banks' transparency and disclosures. The phase-in period for Basel III is January 1, 2013 through January 1, 2019.
Basel Committee on Banking Supervision (BCBS)	The Basel Committee on Banking Supervision (BCBS) provides a forum for regular cooperation on banking supervisory matters. Its objective is to enhance the understanding of key supervisory issues and improve the quality of banking supervision worldwide. It seeks to do so by exchanging information on national supervisory issues, approaches and techniques, with a view to promoting common understanding. At times, the BCBS uses this common understanding to develop guidelines and supervisory standards in areas where they are considered desirable. In this regard, the BCBS is best known for its international standards on capital adequacy, the Core Principles for Effective Banking Supervision and the Concordat on cross-border banking supervision.
Booking center	Part of a legal entity of Credit Suisse AG that is registered with a domestic banking license where client assets are administered and booked.

C
Collateralized debt obligation (CDO)	A CDO is a type of structured asset-backed security whose value and payments are derived from a portfolio of underlying fixed-income assets.
Commercial mortgage-backed securities (CMBS)	CMBS are a type of mortgage-backed security that is secured by loans on commercial property and can provide liquidity to real estate investors and commercial lenders.
Commercial paper (CP)	Commercial paper is an unsecured money-market security with a fixed maturity of 1 to 364 days, issued by large banks and corporations to raise funds to meet short term debt obligations.
Constant prepayment rate (CPR)	CPR is a loan prepayment rate that is equal to the proportion of the principal of a pool of loans that is assumed to be paid off prematurely in each period. The calculation of this estimate is based on a number of factors such as historical prepayment rates for previous loans that are similar to ones in the pool and on future economic outlooks.
Credit default swap (CDS)	A CDS is a contractual agreement in which the buyer of the swap pays a periodic fee in return for a contingent payment by the seller of the swap following a credit event of a reference entity. A credit event is commonly defined as bankruptcy, insolvency, receivership, material adverse restructuring of debt or failure to meet payment obligations when due.
Credit valuation adjustment (CVA)	The CVA represents the market value of counterparty credit risk for uncollateralized OTC derivative instruments.
D
Debit valuation adjustment (DVA)	The DVA represents the market value of our own credit risk for uncollateralized OTC derivative instruments.
Derivatives	Derivatives are financial instruments or contracts that meet all of the following three characteristics: (1) their value changes in response to changes in an underlying price, such as interest rate, security price, foreign exchange rate, credit rating/price or index; (2) they require no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors; and (3) their terms require or permit net settlement (US GAAP) or they settle at a future date (IFRS).
E
Exposure at default (EAD)	The EAD represents the expected exposure in the event of a default. Off-balance sheet exposures are converted into expected EADs through the application of a credit conversion factor which is modeled using internal data.
F
Fair value	The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
G
G7	The G7 is a group of finance ministers from seven industrialized nations: the US, UK, France, Germany, Italy, Canada and Japan.
G10	The G10 is a group of 11 countries that have agreed to make resources available to the International Monetary Fund and includes Belgium, Canada, France, Italy, Japan, the Netherlands, the UK, the US, Germany, Sweden and Switzerland.
G20	The G20 is a group of finance ministers and central bank governors from 19 countries (Argentina, Australia, Brazil, Canada, China, France, Germany, India, Indonesia, Italy, Japan, Republic of Korea, Mexico, Russia, Saudi Arabia, South Africa, Turkey, the UK and the US) and the EU.
H
Haircut	The percentage by which an asset's market value is reduced for the purpose of calculating capital, margin requirements and collateral levels. This is used to provide a cushion when lending against collateral to account for possible adverse movements in the value of the collateral.
High-net-worth individuals (HNWI)	We define high-net-worth individuals as individuals having assets under management in excess of CHF 1 million.
I
Incremental risk charge (IRC)	The IRC represents an estimate of the issuer default and migration risk of positions in the trading book over a one-year capital horizon at a 99.9% confidence level, taking into account the liquidity horizons of individual positions. This includes sovereign debt, but excludes securitizations and correlation products.

L
Liquidity coverage ratio (LCR)	The LCR aims to ensure that banks have a stock of unencumbered high-quality liquid assets available to meet liquidity needs for a 30-day time horizon under a severe stress scenario. The LCR is comprised of two components: the value of the stock of high quality liquid assets in stressed conditions and the total net cash outflows calculated according to specified scenario parameters. The ratio of liquid assets over net cash outflows should be at least 100%.
Lombard loan	A loan granted against pledged collateral in the form of securities.
London Interbank Offered Rate (LIBOR)	LIBOR is a daily reference rate based on the interest rates at which banks borrow unsecured funds from other banks in the London wholesale money market.
Loss given default (LGD)	LGD parameters consider seniority, collateral, counterparty industry and, in certain cases, fair value markdowns. LGD estimates are based on an empirical analysis of historical loss rates and are calibrated to reflect time and cost of recovery as well as economic downturn conditions. For much of the loan portfolio of private banking, corporate and institutional businesses, the LGD is primarily dependent upon the type and amount of collateral pledged. For other retail credit risk, predominantly loans secured by financial collateral, pool LGDs differentiate between standard and higher risks, as well as domestic and foreign transactions. The credit approval and collateral monitoring processes are based on loan-to-value (LTV) limits. For mortgages (residential or commercial), recovery rates are differentiated by type of property.
M
Match funded	Match funded balance sheet items consist of assets and liabilities with close to equal liquidity durations and value so that the liquidity and funding generated or required by the positions are substantially equivalent.
Material risk takers and controllers (MRTC)	MRTC are employees who, either individually or as a part of a group, are considered to have a potentially material impact on the Group's risk profile.
N
Negative replacement value (NRV)	NRV represents the negative fair value of a derivative financial instrument at a given financial reporting date. A negative replacement value reflects the amount payable to the counterparty if the derivative transaction were to be settled at the reporting date, or alternatively, the cost at a given reporting date to close an open derivative position with a fully offsetting transaction.
Net stable funding ratio (NSFR)	The NSFR is intended to ensure banks maintain a structurally sound long-term funding profile beyond one year and is a complementary measure to the LCR. It is structured to ensure that illiquid assets are funded with an appropriate amount of stable long-term funds. The standard is defined as the ratio of available stable funding over the amount of required stable funding. The ratio should always be at least 100%.
N (continued)
Netting agreements	Netting agreements are contracts between two parties where under certain circumstances, such as insolvency, bankruptcy or any other credit event, mutual claims from outstanding business transactions can be offset against each other. The inclusion of a legally binding netting agreement reduces the default risk from a gross to a net amount.
O
Over-the-counter (OTC)	Over-the-counter securities and derivatives are not traded on an exchange but via private contracts between counterparties.
P
Position risk	Component of the economic capital framework, which is used to assess, monitor and report risk exposures throughout the Group. Position risk is the level of unexpected loss in economic value on our portfolio of positions over a one-year horizon which is exceeded with a given small probability (1% for risk management purposes; 0.03% for capital management purposes).
Positive replacement value (PRV)	PRV represents the positive fair value of a derivative financial instrument at a given reporting date. A positive replacement value reflects the amount receivable from the counterparty if the derivative transaction were to be settled at the reporting date, or alternatively, the cost at a given reporting date to enter into the exact same transaction for the residual term, if the existing counterparty should default.
Probability of default (PD)	PD parameters capture the risk of a counterparty defaulting over a one-year time horizon. PD estimates are based on time-weighted averages of historical default rates by rating grade, with low-default-portfolio estimation techniques applied for higher quality rating grades. Each PD reflects the internal rating for the relevant obligor.
R
Regulatory VaR	Regulatory VaR is a version of VaR that uses an exponential weighting technique that automatically increases VaR where recent short-term market volatility is greater than long-term volatility in the two-year dataset. Regulatory VaR uses an expected shortfall calculation based on average losses, and a ten-day holding period. This results in a more responsive VaR model, as the overall increases in market volatility are reflected almost immediately in the regulatory VaR model.
Repurchase agreements	Repurchase agreements are securities sold under agreements to repurchase substantially identical securities. These transactions normally do not constitute economic sales and are therefore treated as collateralized financing transactions and are carried in the balance sheet at the amount of cash received (liability) and cash disbursed (asset), respectively.
Residential mortgage-backed securities (RMBS)	RMBS are a type of mortgage-backed security composed of a wide array of different non-commercial mortgage debts. They securitize the mortgage payments of non-commercial real estate. Different residential mortgages with varying credit ratings are pooled together and sold in tranches to investors.

R (continued)
Reverse repurchase agreements	Reverse repurchase agreements are purchases of securities under agreements to resell substantially identical securities. These transactions normally do not constitute economic sales and are therefore treated as collateralized financing transactions and are carried in the balance sheet at the amount of cash received (liability) and cash disbursed (asset), respectively.
Risk management VaR	Risk management VaR is a version of VaR that uses an exponential weighting technique that automatically adjusts VaR where recent short-term market volatility differs from long-term volatility in the two-year dataset. Risk management VaR uses an expected shortfall calculation based on average losses, and a one-day holding period. This results in a more responsive VaR model, as the overall changes in market volatility are reflected almost immediately in the risk management VaR model.
Risk mitigation	Risk mitigation refers to measures undertaken by the Group or the Bank to actively manage its risk exposure. For credit risk exposure, such measures would normally include utilizing credit hedges and collateral, such as cash and marketable securities. Credit hedges represent the notional exposure that can be transferred to other market counterparties, generally through the use of credit default swaps.
Risk not in VaR (RNIV)	RNIV is a framework intended to ensure that capital is held to meet all risks which are not captured, or not captured adequately, by the Group’s VaR and stressed VaR models. These include, but are not limited to incomplete, missing and/or illiquid risk factors such as certain basis, correlation, higher-order and cross risks, and calibration parameters. The RNIV framework is continuously updated to incorporate new RNIVs.
Risk-weighted assets (RWA)	The value of the Group's assets weighted according to certain identified risks for compliance with regulatory provisions.
S
Stressed VaR	Stressed VaR replicates a VaR calculation on the current portfolio of the Group or the Bank, taking into account a one-year observation period relating to significant financial stress; it helps reduce the pro-cyclicality of the minimum capital requirements for market risk.
Swiss Financial Supervisory Authority FINMA (FINMA)	FINMA, as an independent supervisory authority, protects creditors, investors and policy holders, ensuring the smooth functioning of the financial markets and preserving their reputation. In its role as state supervisory authority, FINMA acts as an oversight authority of banks, insurance companies, exchanges, securities dealers, collective investment schemes, distributors and insurance intermediaries. It is responsible for combating money laundering and, where necessary, conducts restructuring and bankruptcy proceedings and issues operating licenses for companies in the supervised sectors. Through its supervisory activities, it ensures that supervised institutions comply with the requisite laws, ordinances, directives and regulations and continues to fulfill the licensing requirements. FINMA also acts as a regulatory body; it participates in legislative procedures, issues its own ordinances and circulars where authorized to do so, and is responsible for the recognition of self-regulatory standards.
T
“Too Big to Fail”	In 2011, the Swiss Parliament passed legislation relating to big banks. The legislation includes capital and liquidity requirements and rules regarding risk diversification and emergency plans designed to maintain systemically relevant functions even in the event of threatened insolvency.
Total loss-absorbing capacity (TLAC)	TLAC is a regulatory requirement designed to ensure that Global Systemically Important Banks (G-SIBs) have the loss-absorbing and recapitalization capacity so that, in an immediately following resolution, critical functions can continue without requiring taxpayer support or threatening financial stability.
Total return swap (TRS)	A TRS is a swap agreement in which one party makes payments based on a set rate, either fixed or variable, while the other party makes payments based on the return of an underlying asset, which includes both the income it generates and any capital gains. In total return swaps, the underlying asset, referred to as the reference asset, is usually an equity index, loans, or bonds.
U
Ultra-high-net-worth individuals (UHNWI)	Ultra-high-net-worth individuals have assets under management in excess of CHF 50 million or total wealth exceeding CHF 250 million.
V
Value-at-Risk (VaR)	VaR is a technique used to measure the potential loss in fair value of financial instruments based on a statistical analysis of historical price trends and volatilities. VaR as a concept is applicable for all financial risk types with valid regular price histories; the use of VaR allows the comparison of risk in different businesses, such as fixed income and equity.

Investor information
Share data
in / end of	2016		2015		2014
Share price (common shares, CHF)
Average	13.71		23.85		26.52
Minimum	9.92		18.22		23.77
Maximum	21.31		27.89		30.08
End of period	14.61		21.69		25.08
Share price (American Depositary Shares, USD)
Average	13.88		25.43		28.98
Minimum	10.21		20.48		24.84
Maximum	21.36		29.69		33.19
End of period	14.31		21.69		25.08
Market capitalization
Market capitalization (CHF million)	30,533		42,456		40,308
Market capitalization (USD million)	29,906		42,456		40,308
Dividend per share (CHF)
Dividend per share	0.70	[1]	0.70	[2]	0.70	[2]
1 Proposal of the Board of Directors to the Annual General Meeting on April 28, 2017; to be paid out of capital contribution reserves.
2 Paid out of capital contribution reserves.

Ticker symbols / stock exchange listings
	Common shares	ADS	[1]
Ticker symbols
SIX Financial Information	CSGN	–
Bloomberg	CSGN VX	CS US
Reuters	CSGN.VX	CS.N
Stock exchange listings
Swiss security number	1213853	570660
ISIN number	CH0012138530	US2254011081
CUSIP number	–	225 401 108
1 One American Depositary Share (ADS) represents one common share.
Bond ratings
as of March 17, 2017	Moody's	Standard & Poor's	Fitch Ratings
Credit Suisse Group ratings
Short-term	–	–	F2
Long-term	Baa2	BBB+	A-
Outlook	Stable	Stable	Stable
Credit Suisse (the Bank) ratings
Short-term	P-1	A-1	F1
Long-term	A1	A	A
Outlook	Stable	Stable	Stable
Foreign currency translation rates
	End of			Average in
	2016	2015	2014	2016	2015	2014
1 USD / 1 CHF	1.02	0.99	0.99	0.99	0.96	0.91
1 EUR / 1 CHF	1.07	1.08	1.20	1.09	1.07	1.21
1 GBP / 1 CHF	1.26	1.47	1.54	1.34	1.47	1.51
100 JPY / 1 CHF	0.87	0.82	0.83	0.90	0.80	0.86

Financial calendar and contacts
Financial calendar
Annual General Meeting	Friday, April 28, 2017
First quarter results 2017	Wednesday, April 26, 2017
Second quarter results 2017	Friday, July 28, 2017

Investor relations
Phone	+41 44 333 71 49
E-mail	investor.relations@credit-suisse.com
Internet	www.credit-suisse.com/investors
Media relations
Phone	+41 844 33 88 44
E-mail	media.relations@credit-suisse.com
Internet	www.credit-suisse.com/news

Additional information
Results and financial information	www.credit-suisse.com/results
Printed copies	www.credit-suisse.com/publications
US share register and transfer agent
ADS depositary bank	The Bank of New York Mellon
Shareholder correspondence address	BNY Mellon Shareowner Services
P.O. Box 30170
College Station, TX 77842-3170, USA
Overnight correspondence address	BNY Mellon Shareowner Services
211 Quality Circle, Suite 210
College Station, TX 77845, USA
US and Canada phone	+1 866 886 0788
Phone from outside US and Canada	+1 201 680 6825
E-mail	shrrelations@cpushareownerservices.com
Swiss share register and transfer agent
Address	Credit Suisse Group AG
Share Register RXS
8070 Zurich, Switzerland
Phone	+41 44 332 02 02
E-mail	share.register@credit-suisse.com

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
– the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery or downturn in the US or other developed countries or in emerging markets in 2017 and beyond;
– the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
– adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
– the ability to achieve our strategic objectives, including cost efficiency, net new asset, pre-tax income/(loss), capital ratios and return on regulatory capital, leverage exposure threshold, risk-weighted assets threshold and other targets and ambitions;
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
– the risk of cyberattacks on our business or operations;
– actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;
– the effects of changes in laws, regulations or accounting policies or practices in countries in which we conduct our operations;
– the potential effects of proposed changes in our legal entity structure;
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
– the adverse resolution of litigation, regulatory proceedings, and other contingencies; and
– other unforeseen or unexpected events and our success at managing these and the risks involved in the foregoing.

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

5511114 / 075358E