Form 20-F
period 2017-12-31
CREDIT SUISSE GROUP AG; CREDIT SUISSE AG
filed 2018-03-23
CIK 1159510, 1053092

As filed with the Securities and Exchange Commission on March 23, 2018
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
EXCHANGE ACT OF 1934
   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2017
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
david.mathers@credit-suisse.com
Telephone: +41 44 333 6607
Fax: +41 44 333 1790
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

[THIS PAGE INTENTIONALLY LEFT BLANK]

Securities registered or to be registered pursuant to Section 12(b) of the Act:
Title of each class of securities	Name of each exchange on which registered

Credit Suisse Group AG
American Depositary Shares each representing one Share	New York Stock Exchange
Shares par value CHF 0.04 *	New York Stock Exchange	*

Credit Suisse AG
Credit Suisse FI Enhanced Europe 50 Exchange Traded Notes (ETNs) due September 10, 2018 Linked to the STOXX Europe 50® USD (Gross Return) Index	NYSE Arca
Credit Suisse FI Large Cap Growth Enhanced ETNs due June 13, 2019 Linked to the Russell 1000® Growth Index Total Return	NYSE Arca
VelocityShares™ VIX Medium Term ETNs Linked to the S&P 500 VIX Mid-Term Futures™ Index due December 4, 2030	The Nasdaq Stock Market
VelocityShares™ VIX Short Term ETNs Linked to the S&P 500 VIX Short-Term Futures™ Index due December 4, 2030	The Nasdaq Stock Market
VelocityShares™ Daily 2x VIX Medium Term ETNs Linked to the S&P 500 VIX Mid-Term Futures™ Index due December 4, 2030	The Nasdaq Stock Market
VelocityShares™ Daily 2x VIX Short Term ETNs Linked to the S&P 500 VIX Short-Term Futures™ Index due December 4, 2030	The Nasdaq Stock Market
VelocityShares™ Daily Inverse VIX Medium Term ETNs Linked to the S&P 500 VIX Mid-Term Futures™ Index due December 4, 2030	The Nasdaq Stock Market
VelocityShares™ Daily Inverse VIX Short Term ETNs Linked to the S&P 500 VIX Short-Term Futures™ Index due December 4, 2030 **	The Nasdaq Stock Market	**
VelocityShares™ 3x Long Gold ETNs Linked to the S&P GSCI® Gold Index ER due October 14, 2031	The Nasdaq Stock Market
VelocityShares™ 3x Long Silver ETNs Linked to the S&P GSCI® Silver Index ER due October 14, 2031	The Nasdaq Stock Market
VelocityShares™ 3x Inverse Gold ETNs Linked to the S&P GSCI® Gold Index ER due October 14, 2031	The Nasdaq Stock Market
VelocityShares™ 3x Inverse Silver ETNs Linked to the S&P GSCI® Silver Index ER due October 14, 2031	The Nasdaq Stock Market
VelocityShares™ 3x Long Natural Gas ETNs Linked to the S&P GSCI® Natural Gas Index ER due February 9, 2032	NYSE Arca
VelocityShares™ 3x Inverse Natural Gas ETNs Linked to the S&P GSCI® Natural Gas Index ER due February 9, 2032	NYSE Arca
Credit Suisse X-Links® Gold Shares Covered Call ETNs due February 2, 2033	The Nasdaq Stock Market
Credit Suisse X-Links® Silver Shares Covered Call ETNs due April 21, 2033	The Nasdaq Stock Market
Credit Suisse S&P MLP Index ETNs due December 4, 2034 Linked to the S&P MLP Index	NYSE Arca
Credit Suisse X-Links® Multi-Asset High Income ETNs due September 28, 2035	NYSE Arca
Credit Suisse X-Links® WTI Crude Oil Index ETNs due February 8, 2036	NYSE Arca
Credit Suisse X-Links® Monthly Pay 2xLeveraged Alerian MLP Index ETNs due May 16, 2036	NYSE Arca
Credit Suisse X-Links® Monthly Pay 2xLeveraged Mortgage REIT ETNs due July 11, 2036	NYSE Arca
Credit Suisse X-Links® Crude Oil Shares Covered Call ETNs due April 24, 2037	The Nasdaq Stock Market
AxelaTrader™ 3x Long Brent Crude Oil ETNs Linked to the S&P GSCI® Brent Crude Oil ER due September 14, 2037	NYSE Arca
AxelaTrader™ 3x Inverse Brent Crude Oil ETNs Linked to the S&P GSCI® Brent Crude Oil ER due September 14, 2037	NYSE Arca

* Not for trading, but only in connection with the registration of the American Depositary Shares

**
On February 21, 2018, Notification of Removal from Listing and/or Registration under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Act”), was filed on Form 25 with respect to the VelocityShares™ Daily Inverse VIX Short Term ETNs Linked to the S&P 500 VIX Short-Term Futures™ Index due December 4, 2030. The withdrawal from listing on The Nasdaq Stock Market was effective March 5, 2018. The withdrawal from registration under Section 12(b) of the Act is expected to be effective no later than 90 days from February 21, 2018.

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of
December 31, 2017: 2,550,254,054 shares of Credit Suisse Group AG
Indicate by check mark if the Registrants are well-known seasoned issuers, as defined in Rule 405 of the Securities Act.
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
   Yes      No
Indicate by check mark whether the Registrants are large accelerated filers, accelerated filers, non-accelerated filers, or emerging growth companies. See definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
   Large accelerated filers    Accelerated filers
   Non-accelerated filers    Emerging growth companies
If emerging growth companies that prepare their financial statements in accordance with U.S. GAAP, indicate by check mark if the Registrants have elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.
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
Item 16G. Corporate governance.
Item 16H. Mine Safety Disclosure.
Part III
Item 17. Financial statements.
Item 18. Financial statements.
Item 19. Exhibits.
SIGNATURES
20-F/5

Definitions
For the purposes of this Form 20-F and the attached Annual Report 2017, unless the context otherwise requires, the terms “Credit Suisse Group,” “Credit Suisse,” the “Group,” “we,” “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries. The business of Credit Suisse AG, the direct bank subsidiary of the Group, is substantially similar to the Group, and we use these terms to refer to both when the subject is the same or substantially similar. We use the term the “Bank” when we are referring only to Credit Suisse AG and its consolidated subsidiaries.
Abbreviations and selected terms are explained in the List of abbreviations and the Glossary in the back of the Annual Report 2017.
Sources
Throughout this Form 20-F and the attached Annual Report 2017, we describe the position and ranking of our various businesses in certain industry and geographic markets. The sources for such descriptions come from a variety of conventional publications generally accepted as relevant business indicators by members of the financial services industry. These sources include: Standard & Poor’s, Dealogic, Institutional Investor, Lipper, Moody’s Investors Service and Fitch Ratings.
Cautionary statement regarding forward-looking information
For Credit Suisse and the Bank, please see Cautionary statement regarding forward-looking information on the inside page of the back cover of the attached Annual Report 2017.
Explanatory note
For the avoidance of doubt, the information appearing on pages 4 to 10, 222 to 225 and A-4 to A-12 of the attached Annual Report 2017 is not included in Credit Suisse’s and the Bank’s Form 20-F for the fiscal year ended December 31, 2017.
20-F/6

Part I
Item 1. Identity of directors, senior management and advisers.
Not required because this Form 20-F is filed as an annual report.
Item 2. Offer statistics and expected timetable.
Not required because this Form 20-F is filed as an annual report.
Item 3. Key information.
A – Selected financial data.
For Credit Suisse and the Bank, please see Appendix – Selected five-year information – Group on pages A-2 to A-3 and – Bank on page A-3 of the attached Annual Report 2017. In addition, please see X – Additional information – Other information – Foreign currency translation rates on page 558 of the attached Annual Report 2017.
B – Capitalization and indebtedness.
Not required because this Form 20-F is filed as an annual report.
C – Reasons for the offer and use of proceeds.
Not required because this Form 20-F is filed as an annual report.
D – Risk factors.
For Credit Suisse and the Bank, please see I – Information on the company – Risk factors on pages 44 to 52 of the attached Annual Report 2017.
Item 4. Information on the company.
A – History and development of the company.
For Credit Suisse and the Bank, please see I – Information on the company – Credit Suisse at a glance on page 12 and – Strategy on pages 13 to 18 and IV – Corporate Governance – Corporate Governance overview – Corporate governance framework – Company details on page 184 of the attached Annual Report 2017. In addition, for Credit Suisse, please see Note 3 – Business developments, significant shareholders and subsequent events and Note 4 – Segment information in VI – Consolidated financial statements – Credit Suisse Group on pages 273 to 276 of the attached Annual Report 2017 and, for the Bank, please see Note 3 – Business developments, significant shareholders and subsequent events and Note 4 – Segment information in VIII – Consolidated financial statements – Credit Suisse (Bank) on pages 427 to 428 of the attached Annual Report 2017.
B – Business overview.
For Credit Suisse and the Bank, please see I – Information on the company – Divisions on pages 19 to 27 of the attached Annual Report 2017. In addition, for Credit Suisse, please see Note 4 – Segment information in VI – Consolidated financial statements – Credit Suisse Group on pages 275 to 276 of the attached Annual Report 2017 and, for the Bank, please see Note 4 – Segment information in VIII – Consolidated financial statements – Credit Suisse (Bank) on page 428 of the attached Annual Report 2017.
C – Organizational structure.
For Credit Suisse and the Bank, please see I – Information on the company – Credit Suisse at a glance on page 12, – Strategy on pages 13 to 18 and II – Operating and financial review – Credit Suisse – Differences between Group and Bank on page 66 of the attached Annual Report 2017. For a list of Credit Suisse’s significant subsidiaries, please see Note 39 – Significant subsidiaries and equity method investments in VI – Consolidated financial statements – Credit Suisse Group on pages 383 to 385 of the attached Annual Report 2017 and, for a list of the Bank’s significant subsidiaries, please see Note 38 – Significant subsidiaries and equity method investments in VIII – Consolidated financial statements – Credit Suisse (Bank) on pages 492 to 494 of the attached Annual Report 2017.
20-F/7

D – Property, plant and equipment.
For Credit Suisse and the Bank, please see X – Additional information – Other information – Property and equipment on page 558 of the attached Annual Report 2017.
Information Required by Industry Guide 3.
For Credit Suisse and the Bank, please see X – Additional information – Statistical information on pages 538 to 551 of the attached Annual Report 2017. In addition, for both Credit Suisse and the Bank, please see III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk review and results – Credit risk review – Loans and irrevocable loan commitments on page 169 of the attached Annual Report 2017. For Credit Suisse, please see Appendix – Selected five-year information – Group on pages A-2 to A-3 of the attached Annual Report 2017.
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
Credit Suisse AG does not generally calculate gross revenues or net profits from individual export finance credit facilities of this type; however, Credit Suisse AG estimates that it recognized approximately CHF 0.1 million in interest income in 2017 on these credit facilities and believes that it has not earned any related net profit over the life of these credit facilities. While Credit Suisse AG ceased providing funds to any Iranian parties pursuant to any of these credit facilities several years ago, it has continued, where possible, to receive repayment of funds owed to it. In 2017, Credit Suisse AG received payments totaling CHF 0.2 million from the Swiss governmental export credit agency, payments totaling CHF 0.8 million from financial institutions acting as agents of lending syndicates and payments totaling CHF 23.5 million from Iranian parties, all in payment under certain of these credit facilities. As of December 31, 2017, the foregoing credit facilities have been repaid, with no further amounts outstanding.
During 2017, Credit Suisse AG processed a small number of de minimis payments related to the operation of Iranian diplomatic missions in Switzerland and to fees for ministerial government functions such as issuing passports and visas. Processing these payments is permitted under Swiss law and is performed with the consent of Swiss authorities, and Credit Suisse AG intends to continue processing such payments. Revenues and profits from these activities are not calculated but would be negligible.
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
A – Operating results.
For Credit Suisse and the Bank, please see II – Operating and financial review on pages 53 to 108 of the attached Annual Report 2017. In addition, for both Credit Suisse and the Bank, please see I – Information on the company – Regulation and supervision on pages 28 to 43 of the attached Annual Report 2017 and III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management – Shareholders’ equity and share metrics – Foreign exchange exposure and interest rate management on page 138 of the attached Annual Report 2017.
B – Liquidity and capital resources.
For Credit Suisse and the Bank, please see III – Treasury, Risk, Balance sheet and Off-balance sheet – Liquidity and funding management and – Capital management on pages 110 to 138 of the attached Annual Report 2017. In addition, for Credit Suisse, please see
20-F/8

Note 24 – Long-term debt in VI – Consolidated financial statements – Credit Suisse Group on pages 295 to 296 and Note 36 – Capital adequacy in VI – Consolidated financial statements – Credit Suisse Group on page 372 of the attached Annual Report 2017 and, for the Bank, please see Note 23 – Long-term debt in VIII – Consolidated financial statements – Credit Suisse (Bank) on page 442 and Note 35 – Capital adequacy in VIII – Consolidated financial statements – Credit Suisse (Bank) on page 490 of the attached Annual Report 2017.
C – Research and development, patents and licenses, etc.
Not applicable.
D – Trend information.
For Credit Suisse and the Bank, please see Item 5.A of this Form 20-F. In addition, for Credit Suisse and the Bank, please see I – Information on the company – Divisions on pages 19 to 27 of the attached Annual Report 2017.
E – Off-balance sheet arrangements.
For Credit Suisse and the Bank, please see III – Treasury, Risk, Balance sheet and Off-balance sheet – Balance sheet, off-balance sheet and other contractual obligations on pages 178 to 180 of the attached Annual Report 2017. In addition, for Credit Suisse, please see Note 31 – Derivatives and hedging activities, Note 32 – Guarantees and commitments and Note 33 – Transfers of financial assets and variable interest entities in VI – Consolidated financial statements – Credit Suisse Group on pages 324 to 343 of the attached Annual Report 2017 and, for the Bank, please see Note 30 – Derivatives and hedging activities, Note 31 – Guarantees and commitments, Note 32 – Transfers of financial assets and variable interest entities in VIII – Consolidated financial statements – Credit Suisse (Bank) on pages 460 to 471, and Note 13 – Derivative financial instruments in IX – Parent company financial statements – Credit Suisse (Bank) on pages 523 to 525 of the attached Annual Report 2017.
F – Tabular disclosure of contractual obligations.
For Credit Suisse and the Bank, please see III – Treasury, Risk, Balance sheet and Off-balance sheet – Balance sheet, off-balance sheet and other contractual obligations – Contractual obligations and other commercial commitments on page 180 of the attached Annual Report 2017.
Item 6. Directors, senior management and employees.
A – Directors and senior management.
For Credit Suisse and the Bank, please see IV – Corporate Governance – Board of Directors, – Board Committees, – Biographies of the Board Members, – Executive Board and – Biographies of the Executive Board Members on pages 190 to 215 of the attached Annual Report 2017.
B – Compensation.
For Credit Suisse and the Bank, please see V – Compensation on pages 226 to 250 of the attached Annual Report 2017. In addition, for Credit Suisse, please see Note 10 – Compensation and benefits in VI – Consolidated financial statements – Credit Suisse Group on page 278, Note 28 – Employee deferred compensation in VI – Consolidated financial statements – Credit Suisse Group on pages 307 to 312, Note 30 – Pension and other post-retirement benefits in VI – Consolidated financial statements – Credit Suisse Group on pages 314 to 323, Note 6 – Personnel expenses in VII – Parent company financial statements – Credit Suisse Group on page 406 and Note 22 – Shareholdings of the Board of Directors, Executive Board and employees in VII – Parent company financial statements – Credit Suisse Group on pages 412 to 413 of the attached Annual Report 2017. For the Bank, please see Note 10 – Compensation and benefits in VIII – Consolidated financial statements – Credit Suisse (Bank) on page 429, Note 27 – Employee deferred compensation in VIII – Consolidated financial statements – Credit Suisse (Bank) on pages 450 to 452, Note 29 – Pension and other post-retirement benefits in VIII – Consolidated financial statements – Credit Suisse (Bank) on pages 453 to 459, Note 6 – Personnel expenses in IX – Parent company financial statements – Credit Suisse (Bank) on page 519, Note 17 – Pension plans in IX – Parent company financial statements – Credit Suisse (Bank) on page 527 and Note 23 – Shareholdings of the Board of Directors, Executive Board and employees and information on compensation plans in IX – Parent company financial statements – Credit Suisse (Bank) on pages 531 to 533 of the attached Annual Report 2017.
C – Board practices.
For Credit Suisse and the Bank, please see IV – Corporate Governance on pages 181 to 220 of the attached Annual Report 2017.
20-F/9

D – Employees.
For Credit Suisse and the Bank, please see IV – Corporate Governance – Corporate Governance overview – Corporate Governance framework – Employee relations on page 184 of the attached Annual Report 2017. In addition, for both Credit Suisse and the Bank, please see II – Operating and financial review – Credit Suisse – Employees and other headcount on page 63 of the attached Annual Report 2017.
E – Share ownership.
For Credit Suisse and the Bank, please see V – Compensation on pages 226 to 250 of the attached Annual Report 2017. In addition, for Credit Suisse, please see Note 28 – Employee deferred compensation in VI – Consolidated financial statements – Credit Suisse Group on pages 307 to 312, and Note 22 –Shareholdings of the Board of Directors, Executive Board and employees in VII – Parent company financial statements – Credit Suisse Group on pages 412 to 413 of the attached Annual Report 2017. For the Bank, please see Note 27 – Employee deferred compensation in VIII – Consolidated financial statements – Credit Suisse (Bank) on pages 450 to 452, and Note 23 – Shareholdings of the Board of Directors, Executive Board and employees and information on compensation plans in IX – Parent company financial statements – Credit Suisse (Bank) on pages 531 to 533 of the attached Annual Report 2017.
Item 7. Major shareholders and related party transactions.
A – Major shareholders.
For Credit Suisse, please see IV – Corporate Governance – Shareholders on pages 185 to 189 of the attached Annual Report 2017. In addition, for Credit Suisse, please see Note 3 – Business developments, significant shareholders and subsequent events in VI – Consolidated financial statements – Credit Suisse Group on pages 273 to 274, Note 16 – Credit Suisse Group shares held by subsidiaries in VII – Parent company financial statements – Credit Suisse Group on page 409, Note 17 – Purchases and sale of treasury shares held by Credit Suisse Group in VII – Parent company financial statements – Credit Suisse Group on page 410 and Note 18 – Significant shareholders in VII – Parent company financial statements – Credit Suisse Group on page 410 of the attached Annual Report 2017. Credit Suisse’s major shareholders do not have different voting rights. The Bank has 4,399,680,200 shares outstanding and is a wholly owned subsidiary of Credit Suisse. See Note 22 – Significant shareholders and groups of shareholders in IX – Parent company financial statements – Credit Suisse (Bank) on page 530 of the attached Annual Report 2017.
B – Related party transactions.
For Credit Suisse and the Bank, please see V – Compensation on pages 226 to 250 and IV – Corporate Governance – Additional information – Banking relationships with Board and Executive Board Members and related party transactions on page 216 of the attached Annual Report 2017. In addition, for Credit Suisse, please see Note 29 – Related parties in VI – Consolidated financial statements – Credit Suisse Group on pages 312 to 313 and Note 20 – Assets and liabilities with related parties in VII – Parent company financial statements – Credit Suisse Group on page 411 of the attached Annual Report 2017. For the Bank, please see Note 28 – Related parties in VIII – Consolidated financial statements – Credit Suisse (Bank) on page 453 and Note 24 – Amounts receivable from and amounts payable to related parties in IX – Parent company financial statements – Credit Suisse (Bank) on page 533 of the attached Annual Report 2017.
C – Interests of experts and counsel.
Not applicable because this Form 20-F is filed as an annual report.
Item 8. Financial information.
A – Consolidated statements and other financial information.
Please see Item 18 of this Form 20-F.
For a description of Credit Suisse’s legal and arbitration proceedings, please see Note 38 – Litigation in VI – Consolidated financial statements – Credit Suisse Group on pages 374 to 382 of the attached Annual Report 2017. For a description of the Bank’s legal and arbitration proceedings, please see Note 37 – Litigation in VIII – Consolidated financial statements – Credit Suisse (Bank) on page 491 of the attached Annual Report 2017.
For a description of Credit Suisse’s policy on dividend distributions, please see III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management – Shareholders’ Equity and Share Metrics – Dividends and dividend policy on page 138 of the attached Annual Report 2017.
20-F/10

B – Significant changes.
None.
Item 9. The offer and listing.
A – Offer and listing details, C – Markets.
For information regarding the price history of Credit Suisse Group shares and the stock exchanges and other regulated markets on which they are listed or traded, please see X – Additional information – Other information – Listing details and – Closing prices and average daily trading volumes for shares and ADS on page 557 of the attached Annual Report 2017. Shares of the Bank are not listed.
B – Plan of distribution, D – Selling shareholders, E – Dilution, F – Expenses of the issue.
Not required because this Form 20-F is filed as an annual report.
Item 10. Additional information.
A – Share capital.
Not required because this Form 20-F is filed as an annual report.
B – Memorandum and Articles of Association.
For Credit Suisse, please see IV – Corporate Governance – Corporate Governance overview – Corporate Governance framework, – Shareholders and – Board of Directors on pages 182 to 195 of the attached Annual Report 2017. In addition, for Credit Suisse, please see X – Additional information – Other information – Exchange controls and – American Depositary Shares on page 553 of the attached Annual Report 2017. Shares of the Bank are not listed.
C – Material contracts.
Neither Credit Suisse nor the Bank has any contract that would constitute a material contract for the two years immediately preceding the date of this Form 20-F.
D – Exchange controls.
For Credit Suisse and the Bank, please see X – Additional information – Other information – Exchange controls on page 553 of the attached Annual Report 2017.
E – Taxation.
For Credit Suisse, please see X – Additional information – Other information – Taxation on pages 553 to 556 of the attached Annual Report 2017. The Bank does not have any public shareholders.
F – Dividends and paying agents.
Not required because this Form 20-F is filed as an annual report.
G – Statement by experts.
Not required because this Form 20-F is filed as an annual report.
H – Documents on display.
Credit Suisse and the Bank file annual reports on Form 20-F and furnish or file quarterly and other reports on Form 6-K and other information with the SEC pursuant to the requirements of the Securities Exchange Act of 1934, as amended. These materials are available to the public over the Internet at the SEC’s website at www.sec.gov and from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 (telephone 1-800-SEC-0330). SEC reports are also available for review at the offices of the New York Stock Exchange, 20 Broad Street, New York, NY 10005. Further, our reports on Form 20-F, Form 6-K and certain other materials are available on the Credit Suisse website at www.credit-suisse.com. Information contained on our website and apps is not incorporated by reference into this Form 20-F.
In addition, Credit Suisse’s parent company financial statements, together with the notes thereto, are set forth on pages 399 to 414 of the attached Annual Report 2017 and incorporated by reference herein. The Bank’s parent company financial statements, together with the notes thereto, are set forth on pages 497 to 536 of the attached Annual Report 2017 and incorporated by reference herein.
I – Subsidiary information.
Not applicable.
20-F/11

Item 11. Quantitative and qualitative disclosures about market risk.
For Credit Suisse and the Bank, please see I – Information on the company – Risk factors on pages 44 to 52 and III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management on pages 139 to 177 of the attached Annual Report 2017.
Item 12. Description of securities other than equity securities.
A – Debt Securities, B – Warrants and Rights, C – Other Securities.
Not required because this Form 20-F is filed as an annual report.
D – American Depositary Shares.
For Credit Suisse, please see IV – Corporate Governance – Additional information – Other information – Fees and charges for holders of ADS on page 219 of the attached Annual Report 2017. Shares of the Bank are not listed.
Part II
Item 13. Defaults, dividend arrearages and delinquencies.
None.
Item 14. Material modifications to the rights of security holders and use of proceeds.
None.
Item 15. Controls and procedures.
For Credit Suisse’s management report and the related report from the Group’s independent auditors, please see Controls and procedures and Report of the Independent Registered Public Accounting Firm in VI – Consolidated financial statements – Credit Suisse Group on pages 397 to 398 of the attached Annual Report 2017. For the Bank’s management report and the related report from the Bank’s independent auditors, please see Controls and procedures and Report of the Independent Registered Public Accounting Firm in VIII – Consolidated financial statements – Credit Suisse (Bank) on pages 495 to 496 of the attached Annual Report 2017.
Item 16A. Audit committee financial expert.
For Credit Suisse and the Bank, please see IV – Corporate Governance – Board of Directors – Board committees – Audit Committee on pages 196 to 197 of the attached Annual Report 2017.
Item 16B. Code of ethics.
For Credit Suisse and the Bank, please see IV – Corporate Governance – Corporate Governance overview – Corporate governance framework on pages 182 to 184 of the attached Annual Report 2017.
Item 16C. Principal accountant fees and services.
For Credit Suisse and the Bank, please see IV – Corporate Governance – Additional information – External audit on page 217 of the attached Annual Report 2017.
Item 16D. Exemptions from the listing standards for audit committee.
None.
20-F/12

Item 16E. Purchases of equity securities by the issuer and affiliated purchasers.
For Credit Suisse, please see III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management – Shareholders’ Equity and Share Metrics – Share repurchases on page 137 of the attached Annual Report 2017. The Bank does not have any class of equity securities registered pursuant to Section 12 of the Exchange Act.
Item 16F. Change in registrants’ certifying accountant.
None.
Item 16G. Corporate governance.
For Credit Suisse, please see IV – Corporate Governance – Additional Information – Other information – Complying with rules and regulations on page 218 of the attached Annual Report 2017. Shares of the Bank are not listed.
Item 16H. Mine Safety Disclosure.
None.
Part III
Item 17. Financial statements.
Not applicable.
Item 18. Financial statements.
Credit Suisse’s consolidated financial statements, together with the notes thereto and the Report of the Independent Registered Public Accounting Firm thereon, are set forth on pages 251 to 398 of the attached Annual Report 2017 and incorporated by reference herein. The Bank’s consolidated financial statements, together with the notes thereto (and any notes or portions thereof in the consolidated financial statements of Credit Suisse Group referred to therein) and the Report of the Independent Registered Public Accounting Firm thereon, are set forth on pages 415 to 496 of the attached Annual Report 2017 and incorporated by reference herein.
20-F/13

Item 19. Exhibits.
1.1 Articles of association (Statuten) of Credit Suisse Group AG as of June 6, 2017 (incorporated by reference to Exhibit 3.1 of Credit Suisse Group AG’s registration statement on Form F-3 (No. 333-218604) filed on June 8, 2017).
1.2 Articles of association (Statuten) of Credit Suisse AG as of September 4, 2014 (incorporated by reference to Exhibit 1.2 of Credit Suisse Group AG’s and Credit Suisse AG’s annual report on Form 20-F for the year ended December 31, 2014 filed on March 20, 2015).
1.3 Organizational Guidelines and Regulations of Credit Suisse Group AG and Credit Suisse AG as of February 8, 2018.
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
7.1 Computations of ratios of earnings to fixed charges of Credit Suisse and of the Bank are set forth under X – Additional Information – Statistical information – Ratio of earnings to fixed charges – Group and – Ratio of earnings to fixed charges – Bank on page 552 of the attached Annual Report 2017 and incorporated by reference herein.
8.1 Significant subsidiaries of Credit Suisse are set forth in Note 39 – Significant subsidiaries and equity method investments in VI – Consolidated financial statements – Credit Suisse Group on pages 383 to 385, and significant subsidiaries of the Bank are set forth in Note 38 – Significant subsidiaries and equity method investments in VIII – Consolidated financial statements – Credit Suisse (Bank) on pages 492 to 494 of the attached Annual Report 2017 and incorporated by reference herein.
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
                           Date: March 23, 2018
/s/ Tidjane Thiam                                 /s/ David R. Mathers
Name: Tidjane Thiam                            Name: David R. Mathers
Title: Chief Executive Officer                 Title: Chief Financial Officer
                           CREDIT SUISSE AG
                           (Registrant)
                           Date: March 23, 2018
/s/ Tidjane Thiam                                 /s/ David R. Mathers
Name: Tidjane Thiam                            Name: David R. Mathers
Title: Chief Executive Officer                 Title: Chief Financial Officer
20-F/15

Key metrics
	in / end of			% change
	2017	2016	2015	17 / 16	16 / 15
Credit Suisse (CHF million, except where indicated)
Net income/(loss) attributable to shareholders	(983)	(2,710)	(2,944)	(64)	(8)
Basic earnings/(loss) per share (CHF)	(0.41)	(1.27)	(1.65)	(68)	(23)
Diluted earnings/(loss) per share (CHF)	(0.41)	(1.27)	(1.65)	(68)	(23)
Return on equity attributable to shareholders (%)	(2.3)	(6.1)	(6.8)	–	–
Effective tax rate (%)	152.9	(19.5)	(21.6)	–	–
Core Results (CHF million, except where indicated)
Net revenues	21,786	21,594	23,286	1	(7)
Provision for credit losses	178	141	187	26	(25)
Total operating expenses	17,680	17,960	22,869	(2)	(21)
Income before taxes	3,928	3,493	230	12	–
Cost/income ratio (%)	81.2	83.2	98.2	–	–
Assets under management and net new assets (CHF billion)
Assets under management	1,376.1	1,251.1	1,214.1	10.0	3.0
Net new assets	37.8	26.8	46.9	41.0	(42.9)
Balance sheet statistics (CHF million)
Total assets	796,289	819,861	820,805	(3)	0
Net loans	279,149	275,976	272,995	1	1
Total shareholders' equity	41,902	41,897	44,382	0	(6)
Tangible shareholders' equity	36,937	36,771	39,378	0	(7)
Basel III regulatory capital and leverage statistics
CET1 ratio (%)	13.5	13.5	14.3	–	–
Look-through CET1 ratio (%)	12.8	11.5	11.4	–	–
Look-through CET1 leverage ratio (%)	3.8	3.2	3.3	–	–
Look-through Tier 1 leverage ratio (%)	5.2	4.4	4.5	–	–
Share information
Shares outstanding (million)	2,550.3	2,089.9	1,951.5	22	7
of which common shares issued	2,556.0	2,089.9	1,957.4	22	7
of which treasury shares	(5.7)	0.0	(5.9)	–	100
Book value per share (CHF)	16.43	20.05	22.74	(18)	(12)
Tangible book value per share (CHF)	14.48	17.59	20.18	(18)	(13)
Market capitalization (CHF million)	44,475	30,533	42,456	46	(28)
Dividend per share (CHF)	0.25	0.70	0.70	–	–
Number of employees (full-time equivalents)
Number of employees	46,840	47,170	48,210	(1)	(2)
See relevant tables for additional information on these metrics.

## Annual Report

The Annual Report is a detailed presentation of Credit Suisse Group's company structure, corporate governance, compensation practices and treasury and risk management framework, and it includes a review of Credit Suisse Group's operating and financial results accompanied by its annual financial statements.

credit-suisse.com/ar

## Corporate Responsibility Report

The Corporate Responsibility Report describes how Credit Suisse Group assumes its various responsibilities in banking, in the economy and society, as an employer and towards the environment. The report is complemented by the publication "Corporate Responsibility – At a Glance".

credit-suisse.com/crr

## Corporate Responsibility – At a Glance

The publication "Corporate Responsibility – At a Glance" provides an overview of the most important processes and activities that reflect our approach to corporate responsibility in banking, in the economy and society, as an employer and for the environment. In addition, it contains the cornerstones of our strategy and the key figures for the financial year 2017.

credit-suisse.com/crr

Annual Report 2017
Credit Suisse Group AG & Credit Suisse AG

For the purposes of this report, unless the context otherwise requires, the terms “Credit Suisse Group”, “Credit Suisse”, the “Group”, “we”, “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries. The business of Credit Suisse AG, the direct bank subsidiary of the Group, is substantially similar to the Group, and we use these terms to refer to both when the subject is the same or substantially similar. We use the term the “Bank” when we are referring only to Credit Suisse AG and its consolidated subsidiaries. Abbreviations and selected >>>terms are explained in the List of abbreviations and the Glossary in the back of this report. Publications referenced in this report, whether via website links or otherwise, are not incorporated into this report. The English language version of this report is the controlling version. In various tables, use of “–” indicates not meaningful or not applicable.

Annual Report 2017
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
Liquidity and funding management
Capital management
Risk management
Balance sheet, off-balance sheet and other contractual obligations
Corporate Governance
Corporate Governance overview
Shareholders
Board of Directors
Executive Board
Additional information
Compensation
Letter from the Chair of the Compensation Committee
Compensation design at a glance
Compensation governance
Executive Board compensation for 2017
Revised Executive Board compensation design for 2018
Board of Directors compensation
Group compensation
Report of the Statutory Auditor
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
Glossary
Investor information
Financial calendar and contacts

INTERVIEW WITH THE CHAIRMAN AND THE CHIEF EXECUTIVE OFFICER
In finance, trust is essential to successfully pursue business opportunities. How can the trust of clients and other important stakeholders be maintained?
Urs Rohner: Unquestionably, trust is the cornerstone of any long-term business relationship. It has traditionally been the very foundation of banking and the basis on which we operate. After our industry suffered a loss of trust in the immediate aftermath of the financial crisis, we have been successfully re-establishing this trust with all our stakeholders. As a matter of principle, a trusted banking institution must have a solid capital base as well as effective structures and processes with state-of-the-art technology, advanced security precautions and responsible employees.
Importantly, within our organization, we nurture a culture in which our values are clearly articulated and our business principles are systematically implemented, and we have incentives in place that advance client-centric, rules-based conduct. I consider our growth in assets under management and net new assets in particular as distinct confirmation of the trust that clients across the globe place in Credit Suisse as their partner of choice.
Tidjane Thiam: Our long-term success ultimately depends on our ability to inspire confidence in our clients and investors, as well as our employees and external stakeholders such as regulators. To maintain the trust of our clients, we strive to be a professional and reliable partner, focused on the long term – whether it is by assessing the suitability and appropriateness of the advice we offer our clients, by ensuring best execution of their transactions or by carefully managing and safeguarding their assets. In the case of our shareholders, we build trust by generating compliant and profitable growth over the long term.
Our capital and liquidity position is of key importance when it comes to trust as it provides tangible evidence of our stability and solidity. At the end of 2017, our look-through CET1 capital ratio was 12.8%, up from 11.5% at end-2016. Our look-through tier 1 leverage ratio was 5.2%, up from 4.4% a year earlier, and our look-through CET1 leverage ratio was 3.8%, up from 3.2% at the end of 2016. These capital and leverage ratios are already above the levels prescribed by the Swiss “Too Big to Fail” requirements that enter into force in 2020.
We have addressed major legacy issues and maintained our strong capital position. At the same time, we have continued to increase our amount of Total Loss-Absorbing Capacity to comply with Swiss regulations. The progress we have made in parallel in terms of reducing our risks and strengthening our capital position was recognized by the Financial Stability Board in 2017 when it moved Credit Suisse into its lowest tier of systemic importance. Our business model is designed to generate capital organically, with lower risk. That is vital for the sustainable success of our bank.
Looking back at the progress achieved in 2017, which areas delivered particularly strong results?
TT: 2017 was a crucial year of delivery in our three-year restructuring plan. Last year’s results are tangible evidence of the positive impact that our restructuring efforts are having on Credit Suisse’s performance. We can look back at a number of key achievements during the year. For example, positive operating leverage accelerated across the Group as we simultaneously increased revenues and reduced costs: We grew our adjusted* net revenues by 5% while reducing adjusted* operating expenses by 6% year on year. Our reported pre-tax income grew by CHF 4 billion to CHF 1.8 billion in 2017 and our adjusted* pre-tax income rose by 349% to CHF 2.8 billion compared to 2016. By the end of 2017, we had delivered total net cost savings at constant foreign exchange rates of CHF 3.2 billion1 over two years since the start of the cost savings program at the beginning of 2016. We made strong progress towards our combined profit target2 in our Wealth Management businesses. Notably, by the end of 2017 Wealth Management was already 85% of the way towards meeting its 2018 profit target2 – with one year left to go. We substantially increased our net new assets3 in Wealth Management to over CHF 37 billion – the highest level since 2013 – and ended the year with record assets under management3 of CHF 772 billion. Importantly, each of our five operating divisions increased their return on regulatory capital4 year on year.
UR: In 2017 alone, global wealth grew by USD 16.7 trillion to a record USD 280 trillion5. In the second full year of the strategic reorientation we announced in the fourth quarter of 2015, our results clearly demonstrate that we are able to capture the associated business opportunities and to deliver solid performance across all our regions and divisions. With a large part of the transformation process behind us, I believe we now have a resilient franchise, a strong capital position and are able to invest in our Core businesses to support our long-term growth. Simultaneously, I would stress our success in achieving significant cost savings and achieving our annual cost target while, at the same time, restructuring and strengthening our operations. On behalf of the Board of Directors, it is important to me to thank our management and all of Credit Suisse’s employees worldwide for their continued dedication throughout this demanding period. In the final year of our restructuring plan, we need to stay focused on the task at hand and we will begin a new chapter in the development of Credit Suisse in 2019.
The tax reform announced in December 2017 by the US government lessens the tax burden for businesses. What are the expected immediate and future impacts on Credit Suisse?
UR: We take the view that the US tax reform is likely to further stimulate growth of the US economy. Many analysts expect the reduction in the corporate tax rate to lead to higher capital spending, which should help to increase productivity and wages. In addition, faster growth in the US economy should have a positive impact on our activity levels in the US market, particularly with regard to our investment banking activities in advisory and underwriting. However, as an immediate effect and as with many of our peers, the tax reform has resulted in a re-assessment of our deferred tax assets. We recognized an associated tax charge of CHF 2.3 billion, primarily related to our US deferred tax assets. This charge, which we recognized in the fourth quarter of 2017, was the reason for our net loss attributable to shareholders of CHF 983 million for the full year, with adjusted* pre-tax income of CHF 2.8 billion. It is important to point out that our dividend policy remains unaffected by the re-assessment of deferred tax assets related to the US tax reform. Our businesses have performed strongly and this is reflected in the dividend we are proposing to shareholders.
TT: The US tax reform comes at the right time to give new impetus to global growth and mitigate uncertainty on the likely evolution of interest rates as central banks scale back their quantitative easing programs. At Credit Suisse, the reduction in the US federal corporate tax rate should lower the Group’s tax rate in the US over the coming years and support our profitability.

In the short term, the immediate effect of the tax reform has been a re-assessment of deferred tax assets. In the fourth quarter of 2017, we recognized an associated tax charge of CHF 2.3 billion, mainly resulting from the US tax reform, as the relevant legislation was signed by the US President on December 22, 2017. As a result of this non-cash adjustment, we reported a net loss attributable to shareholders of CHF 983 million for the full year 2017. This had a negligible impact on our strong regulatory capital position. Looking ahead, we estimate that we will see an additional benefit of at least 100 basis points6 on our return on tangible equity in 2019 from a lower Group tax rate. On the basis of the current analysis of the base erosion and anti-abuse tax (BEAT) regime, we regard it as more likely than not that the Group will not be subject to this regime in 2018. However, there are significant uncertainties in the application of BEAT and this interpretation will be subject to review once further guidance has been issued by the US Department of Treasury.
In 2018, you entered the final phase of your three-year restructuring plan. What can we expect in the next 12 months?
TT: Our main priority as we work through 2018 remains the disciplined execution of our restructuring plan. We have agreed clear actions for driving growth and are working towards the profit targets that we have communicated for each of our Core divisions. In addition, we will continue to put a particular emphasis on further strengthening collaboration between our wealth management and investment banking businesses. In 2017, we created International Trading Solutions – a partnership between three of our divisions, Swiss Universal Bank, International Wealth Management and Global Markets – to drive increased collaboration and offer bespoke solutions to our ultra-high-net-worth clients. We are on track to wind-down the Strategic Resolution Unit by the end of 2018, an absolutely key milestone that will make 2019 our first year of operating with a significantly reduced drag from our legacy issues compared to prior years. Any remaining residual operations and assets are expected to be absorbed into the rest of the Group from 2019 onwards. We have focused relentlessly on reducing our fixed cost base for two years now to increase the resilience of our business in unsupportive markets and gain greater leverage in constructive markets. In view of the progress achieved to date, we are confident of bringing our total cost base7 to below CHF 17 billion by the end of 2018.
Technology-driven innovation is shaping the banking industry to a substantial degree. Does it represent more of a challenge or an opportunity for Credit Suisse?
UR: Technological innovation has been a driver of change across industries and has changed the way the financial sector operates and services its clients for the past half a century. Since the first technological breakthroughs in the 1950s, technologies have helped us deliver better, faster and more convenient services for our clients. The past decade has brought another wave of intense digitalization and enabled improved performance in many important areas of the front and back office. Credit Suisse was among the first banks to explore new possibilities and we continue to view technology as a crucial enabler of leading client service and performance. I see digitalization as a significant opportunity both in our client-facing activities as well as on the operational side and believe we are fully leveraging its potential to deliver better performance and cost efficiency across the organization. The Board follows and assesses key technological developments that are impacting the banking sector or are expected to do so in the future. In 2015, we established a dedicated Innovation and Technology Committee to closely coordinate our innovation activities, as well as cybersecurity and other related areas. Going forward, we expect the use of digital technology to help our bank to further increase efficiency, to simplify global access for our clients, and to address reputational and conduct risks at an early stage.
TT: The evolving digital landscape is one of several drivers that are fundamentally altering the way clients interact with their bank. This presents financial institutions with certain challenges – but I see it mostly as a huge opportunity to improve the services we provide to our clients. By leveraging technology appropriately we can become even more client-focused. Many of our digital innovations are focused on further improving access to our integrated offering and on enhancing client service and advice. In Switzerland, we now have a fully paperless account opening process that is digital from start to finish, meaning people can generally become a client of Credit Suisse in just 15 minutes – without having to visit one of our branches. In the Asia Pacific region, Credit Suisse Invest was launched in Singapore and Hong Kong in July 2017 as a new digitally-enabled private banking advisory solution. We have achieved substantial improvements in the speed, effectiveness and efficiency of our compliance activities thanks to advanced data and technology platforms. We are convinced that through innovation and the smart use of new technologies, we can partner with our clients in the way they want, meet or exceed their expectations, and strengthen their loyalty to Credit Suisse.
What is the outlook for the Group in 2019 and beyond?
UR: By the end of 2018, we expect to have completed our restructuring plan and to return to normalized business. We will continue to focus on providing entrepreneurs and private clients across the globe with industry-leading financial services. In terms of business performance, we want to achieve a return on tangible equity of 10-11% by 2019 and 11-12% one year later, which implies increasing our net income and capital generation going forward. We expect that approximately 20% of this net income will be invested in growing our wealth management and connected businesses8, and about 30% of the cumulative capital generated will be used for the RWA uplift resulting from Basel III reforms and other contingencies. We expect the remaining 50% of net income to be distributed to our shareholders, primarily through share buybacks and special dividends. We have received vital support from our shareholders during the restructuring phase, and we look forward to being able to reward their trust.
TT: There are two main reasons why we are confident we will be able to grow our profit in the period after 2018. First, most of the expected improvements in profit up to 2019 come from measures that we already know about or have planned. We have substantially completed our program to establish new legal entities to strengthen the resilience of the Group, and we aim to continue winding down our discontinued activities in the Strategic Resolution Unit. Together, these measures are expected to account for around half of our intended improvement in our return on tangible equity in 2019. Second, I believe the growth outlook for our markets is good, particularly in wealth management. As a ‘one-stop shop’ providing wealth management and investment banking products and services, we are also well placed to win more business from existing clients. In 2017, we increased net new assets3 in Wealth Management by more than a quarter compared to the prior year, with our ultra-high-net-worth clients accounting for more than 75% of the total amount. In 2015, ultra-high-net-worth clients accounted for approximately 50% of net new assets3 across our Wealth Management businesses.
* Adjusted results are non-GAAP financial measures. For further information relating to this and other footnotes indicated in this interview, please refer to the footnotes in the “Message from the Chairman and the Chief Executive Officer” directly following.

Message from the Chairman and the Chief Executive Officer
2017 was a year of continued transformation for Credit Suisse as we delivered on key strategic objectives and made progress against our plan to achieve profitable and compliant growth.
Dear shareholders, clients and colleagues
2017 was a crucial year of delivery in the three year-restructuring plan we launched at the end of 2015. Following the deep and radical reorganization we carried out in 2016, this was the first full year in which we could put our new organizational structure to work and test the effectiveness of our strategy. In a changing and often challenging operating environment, we worked intensively to assert our position as a leading wealth manager with strong investment banking capabilities. We aim to capture the opportunities available to us as an expert financial partner that can service the increasingly complex needs of ultra-high-net-worth individuals (UHNWI) and successful entrepreneurs around the globe. To achieve this, we are taking a balanced approach between mature and emerging markets. In mature markets, where wealth is distributed quite evenly across generations, we are focusing on meeting the complex financial needs of our clients based on a differentiated approach. In emerging markets, where most of the growth in wealth is generated by a few talented and highly successful entrepreneurs, our focus is on serving first- and second-generation entrepreneurs with an emphasis on helping them manage their increasing personal wealth and on growing their businesses. Across all our markets, our strong and trusted brand and our ability to be a ‘one-stop shop’ for these clients – addressing both their private wealth and business needs – are key factors that we believe will drive our continued success.
Our strategy is working
While the outlook for global economic growth continued to improve in 2017, the year was also shaped by geopolitical uncertainty, ongoing regulatory developments and changing central bank policies. We saw the continuation of low or even negative interest rates and historically low levels of volatility, which negatively impacted client activity. Against this backdrop, we delivered against our five key objectives: We continued our efforts to (i) strengthen our capital position, (ii) deliver profitable growth, (iii) reduce our fixed cost base, (iv) right-size and de-risk our trading activities, and (v) make progress in resolving our legacy issues. Positive operating leverage accelerated across the Group and all five of our operating divisions increased their adjusted* return on regulatory capital year on year.
Credit Suisse operated profitably on both a reported and an adjusted* pre-tax basis in 2017. We grew our reported pre-tax income to CHF 1.8 billion, up CHF 4 billion year on year, and our adjusted* pre-tax income rose 349% to CHF 2.8 billion. In the fourth quarter of 2017, we reassessed our deferred tax assets and recognized an associated tax charge of CHF 2.3 billion, primarily resulting from the US tax reform. This non-cash adjustment led to a reported net loss attributable to shareholders for the year. However, this does not detract from our solid operating performance and had a negligible impact on our capital position. We estimate that we will see an additional benefit of at least 100 basis points6 on our return on tangible equity in 2019 as the Group tax rate is reduced. On the basis of the current analysis of the base erosion and anti-abuse tax (BEAT) regime, we regard it as more likely than not that the Group will not be subject to this regime in 2018. However, there are significant uncertainties in the application of BEAT and this interpretation will be subject to review once further guidance has been issued by the US Department of Treasury. We also expect to benefit from the anticipated positive impact of the tax reform on the US economy and our activity levels in the US, in particular with regard to our leading investment banking activities in advisory and underwriting.
Focus on wealth management
Our strategic decision to focus on the global wealth management opportunity and allocate more capital to our higher-returning Wealth Management and connected businesses8 is paying off. The global wealth pool9 has almost doubled over the past decade and as it continues to grow, we are seeing accelerated momentum across these businesses, which are producing higher profits10, higher combined net new assets3, higher margins11 and higher returns on capital4. In 2017, we made strong progress towards our 2018 profit targets for Wealth Management2. With adjusted* pre-tax income reaching CHF 4.2 billion2, we were already 85% of the way towards reaching our end-2018 profit target2 at the end of 2017 – with one year left to go. At CHF 37.2 billion, our Wealth Management net new assets3 reached their highest level since 2013, up 27% compared to 2016. Importantly, more than 75% of these net new assets3 came from UHNWI clients compared to approximately 50% two years earlier, in 2015. At the end of 2017, assets under management3 in Wealth Management reached a record CHF 772 billion, up 13% year on year, at higher margins11.
In our historic home market of Switzerland, we made good progress in our Swiss Universal Bank (SUB) in 2017. By the end of the year, SUB had delivered eight consecutive quarters of year-on-year growth in adjusted* pre-tax income. At CHF 1.9 billion, our adjusted* pre-tax income for the year rose 8% compared to 2016 and 17%12 compared to 2015. Both the Private Clients and Corporate & Institutional Clients businesses delivered improved adjusted* pre-tax income, reflecting strong cost discipline and resilient adjusted* revenues. Our Swiss investment banking business maintained its number one position13 in the country in Mergers & Acquisitions (M&A), Debt Capital Markets (DCM) and Equity Capital Markets (ECM), and we expect this positive momentum to continue in 2018.

Urs Rohner, Chairman of the Board of Directors (left) and Tidjane Thiam, Chief Executive Officer.

In International Wealth Management (IWM), we had a very successful year and delivered a step change in profitability, growing our adjusted* pre-tax income by 35% to CHF 1.5 billion in 2017. The increased operating leverage achieved in IWM during the year was driven by growth across all major revenue categories and continued cost discipline.
In APAC’s Wealth Management & Connected business, adjusted* pre-tax income reached CHF 820 million in 2017, representing almost a threefold increase over the past two years. We achieved our 2018 adjusted* pre-tax income target14 one year earlier and, as a result, adjusted our 2018 profit target upwards. We received around 120 industry awards15 during 2017 and, for the first time, we were named Best Private Bank16 and best Corporate & Institutional Bank17 in the same year. For the APAC division as a whole, we delivered a solid adjusted* return on regulatory capital of 15% while carrying out the significant repositioning of our Markets business.
In Investment Banking & Capital Markets (IBCM), net revenues grew 9% and our adjusted* pre-tax income increased 41% to USD 419 million in 2017. With an adjusted* return on regulatory capital of 15% at the end of 2017, IBCM is already operating within its end-2018 target range18. Costs19 rose by 3%, reflecting targeted investments in business growth and compliance during the year. We gained further market share across M&A, ECM and Leveraged Finance in both Americas and EMEA20 in 2017.
In Global Markets (GM), we generated a 5% increase in adjusted net revenues21 and reduced our adjusted* operating expenses by 5%, resulting in 118% growth in adjusted* pre-tax income to USD 620 million in 2017. Another important milestone during the year was the establishment of International Trading Solutions, a partnership across SUB, IWM and GM created to enable our wealth management clients to benefit from our expertise in Global Markets with bespoke solutions to meet their investment and financing needs.

Rigorous cost discipline
Thanks to our relentless focus on costs and on our strategic approach to productivity gains, we achieved our 2017 cost target with an adjusted* operating cost base of CHF 18 billion1 at year-end. This means we have delivered total net cost savings of CHF 3.2 billion1 over the two years since the start of the cost program. All these costs are measured at constant foreign exchange rates fixed at the end of 2015 to provide transparency and to allow our shareholders to monitor the effectiveness of our cost program during the Group’s restructuring. A significant proportion of our sustainable cost savings was achieved through strategic decisions about our portfolio of businesses, a number of which were exited or significantly reduced in scale. Our goal is to continue to reinvest some of the savings we generate with a particular focus on developing our UHNWI offering, hiring talent and further transforming our technology through digitalization, robotics and automation. We remain on track to achieve our 2018 cost base7 target of less than CHF 17 billion. Looking further ahead, we aim to work with a cost base7 for the Group of CHF 16.5 billion to CHF 17 billion in 2019 and 2020, subject to market conditions and investment opportunities.
Stronger capital position and significantly lower risk
We transformed and substantially strengthened our capital position in 2017, thanks in particular to the trust and support of shareholders who participated in our capital increase by way of a rights offering that closed in June 2017. We ended the year with look-through tier 1 capital of CHF 47.3 billion. Following the deduction of approximately 45 basis points due to increased risk-weighted assets related to operational risk22 in the second half of the year, our look-through CET1 capital ratio was 12.8% at the end of 2017, up from 11.5% at the end of the previous year. The look-through tier 1 leverage ratio was 5.2% at the end of 2017, up from 4.4% at the end of 2016, and our look-through CET1 leverage ratio was 3.8%, up from 3.2% at the end of 2016. These capital and leverage ratios are already above the levels prescribed by the Swiss “Too Big to Fail” requirements that enter into force in 2020. In addition and most importantly, we have significantly de-risked our business, almost halving the Group’s risk management value-at-risk23 since 2015. This has considerably improved the quality of our earnings, with profits10 growing 349% in 2017 compared to 2016 while the level of risks incurred23 was significantly reduced.
Resolution of legacy issues
In our Strategic Resolution Unit (SRU), we continued to make significant progress in disposing of and de-risking legacy positions, with a 43% reduction in operating expenses, a 43% decrease in risk-weighted assets24 and a 41% reduction in leverage exposure compared to the prior year. We expect to complete the wind-down of the SRU in 2018, with any remaining residual operations and assets expected to be absorbed into the rest of the Group from 2019 onwards. This is an absolutely key milestone that we believe will make 2019 our first year of operating with a significantly reduced drag from legacy issues compared to prior years. We reduced the SRU’s drag on Group profits by 37% in 2017, while at the same time increasing profitability in our Core businesses by 30%. It is important to keep in mind that the Group’s CHF 983 million net loss attributable to shareholders for 2017 was recorded after absorbing CHF 1.8 billion of adjusted* pre-tax losses due to our ongoing efforts to wind down the SRU. As the drag from the SRU diminishes, we are well positioned to generate profitable growth and create further value for our shareholders. Our success in strengthening our capital position and reducing risk throughout our activities has been recognized by regulators. In November 2017, the Financial Stability Board – the international body that monitors the financial system – moved Credit Suisse into its lowest tier of systemic importance.
A strong compliance culture
The banking sector has been transformed over the past decade as regulators tightened capital requirements and reporting rules. Our organization has wholeheartedly embraced these changes. We created a strong and separate Compliance and Regulatory Affairs function back in 2015 with a leader sitting on our Executive Board. Its mandate is to oversee all compliance and regulatory matters for Credit Suisse and includes being a proactive, independent function that partners with the businesses by continuously challenging and supporting them in efforts to effectively manage compliance risk. While expanding our Core businesses, we have completed a comprehensive review of our markets and legacy client base in our efforts to ensure that our activities are fully compliant, with a particular focus on wealth management activities. At the same time, we have achieved substantial improvements in the speed and effectiveness of our monitoring activities thanks to the advanced data and technology platform with state-of-the-art analytics that we introduced in 2017. Our use of technology is expected to lower the cost of compliance and contribute to reducing Credit Suisse’s overall operating expenses this year, while increasing our ability to identify compliance risk factors.

We are fully harnessing the power of new technologies to better serve our clients – whether it is to accelerate our client onboarding process, add innovative features to traditional products or provide clients with global access to the bank via the channels they prefer. At the same time, we embrace the potential of digitalization to drive cost efficiencies across our organization and to support labor-intensive processes.
Banks as catalysts for growth
While executing our strategy in 2017, we remained focused on performing our core role as a financial services provider reliably and efficiently. Banks play an essential role in the global economy, enabling people to safely deposit their savings, managing efficient payment systems and acting as a financial intermediary, bringing together borrowers and lenders of capital, from companies and public sector bodies to private individuals around the globe. We supply businesses with the capital resources they need to expand their activities, finance innovation and create jobs, thus helping in efforts to drive economic growth, employment and wealth creation. We always strive to carry out all these activities in accordance with clear principles and values – particularly our commitment to operating responsibly and with integrity in the interests of our stakeholders.
Credit Suisse also facilitates projects and initiatives that are designed to generate a positive economic and social impact. In 2017, we marked 15 years of impact investing at Credit Suisse and we established our Impact Advisory and Finance (IAF) department, reporting directly to the CEO, which will direct and coordinate activities across the Group that promote impact investing and support our philanthropic advisory services.
Outlook
Looking at 2018, we are committed to maintaining our strong business momentum in order to achieve our targets and to complete our restructuring, allowing us to enter a new normalized operating phase from 2019 onwards with a strong balance sheet, a superb franchise and a talented and dedicated global workforce – having successfully resolved our major legacy issues. Our goal is to achieve a Group reported return on tangible equity of between 10% and 11% for 2019 and between 11% and 12% for 2020. We expect this to be driven by continued revenue growth primarily in our Wealth Management and connected businesses8, strong cost discipline to further reduce our fixed costs, and additional known actions and cost initiatives, such as the wind-down of the SRU and expected reductions in our funding costs – elements that are largely within our control.
Given our progress against our five key strategic objectives in 2017, as well as the dedication and determination of our team of 46,840 employees worldwide, we are convinced that we can deliver on our 2018 ambitions and successfully conclude the restructuring of Credit Suisse.
We wish to thank our employees for their hard work and commitment during this transformative period. We also wish to express our thanks to our clients and shareholders for their continued trust and support.
Best regards
Urs Rohner                     Tidjane Thiam
Chairman of the              Chief Executive Officer
Board of Directors
March 2018

* Adjusted results are non-GAAP financial measures. For a reconciliation of the adjusted results to the most directly comparable US GAAP measures, see “Reconciliation of adjusted results” in “Credit Suisse” in II – Operating and financial review.
1 2017 net cost savings represents the difference between 2015 “adjusted operating cost base at constant foreign exchange (FX) rates” of CHF 21.2 billion and 2017 “adjusted operating cost base at constant FX rates” of CHF 18.0 billion. Adjusted operating cost base at constant FX rates from 2015 is based on adjusted operating expenses and also includes adjustments for certain accounting changes (which had not been in place at the launch of the cost savings program) of CHF 170 million in 2017, debit valuation adjustments related volatility of CHF 83 million in 2017 and the negative FX impact (CHF (319) million in 2015, CHF (293) million in 2016 and CHF (326) million in 2017). Adjustments for FX apply unweighted currency exchange rates, i.e., a straight line average of monthly rates, consistently for the periods under review.
2 Referring to combined 2017 adjusted* pre-tax income or 2018 adjusted* pre-tax income targets for SUB, IWM and APAC Wealth Management & Connected as the context may require.
3 Referring to combined net new assets or assets under management for Private Clients within SUB, Private Banking within IWM and Private Banking within Wealth Management & Connected in APAC as the context may require.
4 Referring to adjusted* return on regulatory capital.
5 Source: Credit Suisse Research Institute Global Wealth Report 2015.
6 Based on currently available information and beliefs, expectations and opinions of management as of the date hereof. Actual impact for the full year 2019 may differ.
7 Referring to Group adjusted* cost base at constant foreign exchange rates.
8 Referring to SUB, IWM, APAC WM&C and IBCM.
9 Source: McKinsey Wealth Pools 2017.
10 Referring to adjusted* pre-tax income.
11 Referring to adjusted* net margins for Private Clients within SUB, Private Banking within IWM and Private Banking within Wealth Management & Connected in APAC, respectively.
12 Excludes Swisscard net revenues of CHF 148 million and operating expenses of CHF 123 million for 2015 in SUB Private Clients.
13 Source: Thomson Securities for M&A, International Financing Review (IFR) for DCM, Dealogic for ECM; all for the period ending December 31, 2017.
14 Referring to our previous adjusted* pre-tax income target of CHF 700 million for the year 2018; this was subsequently revised to CHF 850 million at our recent Investor Day in November 2017.
15 Includes awards which reflect 2017 performance, including announced in 2018 YTD; excludes awards announced in 2017 which reflect 2016 performance. Excludes all survey and poll results.
16 Source: Best Private Bank Asia, Asian Private Banker, announced January 2018.
17 Source: Best Corporate and Institutional Bank, The Asset Triple A Regional Awards 2017 as of February 2018.
18 Referring to adjusted* return on regulatory capital of 15-20%.
19 Referring to adjusted* total operating expenses.
20 Source: Dealogic as of December 31, 2017; includes Americas and EMEA only.
21 Excludes SMG net revenues of USD 172 million in 2016 and USD (16) million in 2017.
22 Increases to risk weighted assets related to operational risk of CHF 5.2 billion and CHF 3.8 billion in 3Q17 and 4Q17, respectively, reflecting an updated loss history and a revised methodology for the measurement of our risk-weighted assets relating to operational risk primarily in respect of our residential mortgage-backed securities settlements.
23 Referring to 2017 average one-day, 98% risk management value-at-risk.
24 Excluding risk-weighted assets related to operational risk of CHF 20 billion in 2016 and CHF 20 billion in 2017.
Important Information
For further information on calculation methods used for return on tangible equity and return on regulatory capital, see “Results” and “Return on regulatory capital” in “Credit Suisse” in II- Operating and financial review.
References to operating divisions throughout this document mean SUB, IWM, APAC, IBCM and GM.
Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments. The look-through tier 1 leverage ratio and the CET1 leverage ratio are calculated as look-through BIS tier 1 capital and CET1 capital, respectively, divided by period end leverage exposure. For further details on capital-related information, see “Capital Management-Regulatory Capital Framework” in III-Treasury, Risk, Balance sheet and Off-balance sheet.
We may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions, changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives.
This document contains forward-looking statements that involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements. A number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in “Risk factors” and in the “Cautionary statement regarding forward-looking information” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2017 filed with the US Securities and Exchange Commission and other public filings and press releases. We do not intend to update these forward-looking statements.

Information on the company
Credit Suisse at a glance
Strategy
Divisions
Regulation and supervision
Risk factors

Credit Suisse at a glance
Credit Suisse
Our strategy builds on Credit Suisse’s core strengths: its position as a leading global wealth manager, its specialist investment banking capabilities and its strong presence in our home market of Switzerland. We seek to follow a balanced approach to wealth management, aiming to capitalize on both the large pool of wealth within mature markets as well as the significant growth in wealth in Asia Pacific and other emerging markets. Founded in 1856, we today have a global reach with operations in about 50 countries and 46,840 employees from over 150 different nations. Our broad footprint helps us to generate a geographically balanced stream of revenues and net new assets and allows us to capture growth opportunities around the world. We serve our clients through three regionally focused divisions: Swiss Universal Bank, International Wealth Management and Asia Pacific. These regional businesses are supported by two other divisions specializing in investment banking capabilities: Global Markets and Investment Banking & Capital Markets. The Strategic Resolution Unit consolidates the remaining portfolios from the former non-strategic units plus additional businesses and positions that do not fit with our strategic direction. Our business divisions cooperate closely to provide holistic financial solutions, including innovative products and specially tailored advice.
Swiss Universal Bank
The Swiss Universal Bank division offers comprehensive advice and a wide range of financial solutions to private, corporate and institutional clients primarily domiciled in our home market Switzerland, which offers attractive growth opportunities and where we can build on a strong market position across our key businesses. Our Private Clients business has a leading franchise in our Swiss home market and serves ultra-high-net-worth individuals, high-net-worth individuals, affluent and retail clients. Our Corporate & Institutional Clients business serves large corporate clients, small and medium-sized enterprises, institutional clients, external asset managers and financial institutions.
International Wealth Management
The International Wealth Management division through its Private Banking business offers comprehensive advisory services and tailored investment and financing solutions to wealthy private clients and external asset managers in Europe, the Middle East, Africa and Latin America, utilizing comprehensive access to the broad spectrum of Credit Suisse’s global resources and capabilities as well as a wide range of proprietary and third-party products and services. Our Asset Management business offers investment solutions and services globally to a broad range of clients, including pension funds, governments, foundations and endowments, corporations and individuals.
Asia Pacific
In the Asia Pacific division, our wealth management, financing and underwriting and advisory teams work closely together to deliver integrated advisory services and solutions to our target ultra-high-net-worth, entrepreneur and corporate clients. Our Wealth Management & Connected business combines our activities in wealth management with our financing, underwriting and advisory activities. Our Markets business represents our equities and fixed income trading business in Asia Pacific, which supports our wealth management activities, but also deals extensively with a broader range of institutional clients.
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
We believe wealth management is one of the most attractive segments in banking. Global wealth has grown significantly over the last ten years and is projected to continue to grow faster than GDP over the next several years, with both emerging markets and mature markets offering attractive growth opportunities. We seek to follow a balanced approach to wealth management, aiming to capitalize on both the large pool of wealth within mature markets as well as the significant growth in wealth in Asia Pacific and other emerging markets.
In wealth management, we expect that emerging markets will account for more than 60% of the growth in global wealth in the coming years, with approximately 60% of that additional wealth expected to be created in Asia Pacific. Wealth is highly concentrated in emerging markets, with wealth creation mostly tied to first and second generation entrepreneurs. We believe that positioning ourselves as the “Bank for Entrepreneurs” by leveraging our strengths in wealth management and investment banking will provide us with key competitive advantages to succeed in these markets as we provide clients with a range of services to protect and grow their wealth. We are scaling up our wealth management franchise in emerging markets by recruiting and retaining high-quality relationship managers and prudently expanding our lending exposure, building on our strong investment and advisory offering and global investment banking capabilities. At the same time we are investing in our risk management and compliance functions.
Despite slower growth, mature markets are still expected to remain important and account for more than half of global wealth by 2020. We plan to capitalize on opportunities in markets such as Western Europe, with a focused approach to building scale given the highly competitive environment.
Switzerland, as our home market, provides compelling opportunities for Credit Suisse. Switzerland remains the country with the highest average wealth and highest density of affluent clients globally. Switzerland benefits from its highly developed and traditionally resilient economy, where many entrepreneurial small and medium-sized enterprises (SME) continue to drive strong export performance. We provide a full range of services to private, corporate and institutional clients with a specific focus on becoming the “Bank for Entrepreneurs” and plan to further expand our strong position with Swiss private, corporate and institutional clients as well as take advantage of opportunities arising from consolidation.
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
In our Investment Banking & Capital Markets division, we have focused on rebalancing our product mix towards advisory and equity underwriting while maintaining our leading leveraged finance franchise. Our objective is to align, and selectively invest in, our coverage and capital resources with the largest growth opportunities and where our franchise is well-positioned. We believe this will help us to strengthen our market position, contribute to a revenue mix that is more diversified and less volatile through the market cycle and achieve returns in excess of our cost of capital. We will continue to leverage Investment Banking & Capital Markets’ global connectivity with our other divisions and its platform to drive opportunities for the Group.
The Strategic Resolution Unit oversees the effective wind-down of businesses and positions that do not fit our strategic direction in the most efficient manner possible. The Strategic Resolution Unit consolidates the remaining portfolios from our former non-strategic units plus additional activities and businesses from the investment banking and private banking businesses that are no longer considered strategic. In the first quarter of 2017 we announced an acceleration of the release of capital from the Strategic Resolution Unit and now plan to wind-down the division by the end of 2018 without an adverse incremental impact to our existing targets for adjusted loss before taxes from this division. Any remaining residual operations and assets of the Strategic Resolution Unit are expected to be absorbed into the rest of the Group from 2019 onwards.
We intend to rigorously execute a disciplined approach to cost management across the Group to lower our cost base and increase positive operating leverage.
Progress on our strategy
Over the last two years Credit Suisse has continued to make significant progress against the strategic objectives outlined at the Investor Day on October 21, 2015.
Strengthen our capital position
We have successfully executed on our capital plan through capital raises and disciplined capital management. In parallel with the successful capital raise in the second quarter of 2017, we decided not to pursue a partial initial public offering of our Swiss banking subsidiary Credit Suisse (Schweiz) AG, thus retaining full ownership of a historically stable income stream in our home market of Switzerland and avoiding complexity in the business structure and activities of a key division of the Group.
We have significantly strengthened our capital position since the third quarter of 2015 with look-through common equity tier 1 (CET1) capital of CHF 34.8 billion and Tier 1 capital of CHF 47.3 billion as of year-end 2017. Our look-through CET1 ratio has increased from 10.2% in the third quarter of 2015 to

12.8% at year-end 2017 and our look-through Tier 1 leverage ratio has increased from 3.9% in the third quarter of 2015 to 5.2% as of year-end 2017. We have also made significant progress in reshaping the capital allocation across the Group and allocating a higher share of capital to our wealth management and advisory businesses.
Deliver profitable growth
In 2017 we achieved a strong net new asset growth rate and reported net new assets of CHF 37.8 billion, leading to record assets under management of CHF 1,376.1 billion. Our balanced approach to wealth management has contributed to positive inflows in mature markets as well as strong inflows in emerging markets.
In our Swiss Universal Bank, we have continued to drive improvements in our profitability over the last two years and as well as in our cost structure.
In International Wealth Management and Asia Pacific Wealth Management & Connected, we achieved a year-on-year step-change in profitability in 2017 by delivering strong revenue growth, with higher recurring commissions and fees, while creating positive operating leverage.
In Investment Banking & Capital Markets, we are building on our balanced revenue mix and have achieved better than market revenue growth in mergers & acquisitions (M&A) and equity capital markets since 2015. We have made notable progress in the execution of our targeted plans for investment grade corporates, non-investment grade corporates and financial sponsors and have improved share of wallet across all of these client segments since 2015. Our strategy has delivered significant growth both in revenues and profitability over the last two years.
Reduce our cost base
We continue to make significant progress against our goal to ensure that we permanently lower our cost base while improving productivity and operational efficiency, and have confirmed our targeted operating cost base on an adjusted basis of less than CHF 17.0 billion for 2018.
Right-size and de-risk our Global Markets activities
In Global Markets we have successfully restructured our business portfolio and improved profitability while maintaining our core franchise strengths. We have reduced the >>>risk-weighted assets and leverage exposure since the third quarter of 2015 to USD 60 billion and USD 290 billion, respectively. The franchise has also been significantly de-risked, with the Global Markets trading book >>>value-at-risk in USD down 53% since the end of 2015.
Resolve legacy issues and wind-down the Strategic Resolution Unit
We continue to successfully reduce the drag on profitability and capital from our Strategic Resolution Unit while significantly reducing the complexity and overall risk profile of the portfolio. Since the third quarter of 2015 we have reduced the risk-weighted assets (excluding risk-weighted assets relating to operational risk of USD 19 billion in the third quarter of 2015 and USD 20 billion in the fourth quarter of 2017) of the Strategic Resolution Unit by USD 42 billion or 74% and the leverage exposure by USD 135 billion or 69%. In addition, at our Investor Day in 2017 we announced more ambitious plans with lower 2018 and 2019 adjusted operating expense ambitions as well as a lower adjusted loss before taxes target for 2019.
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
Our operating businesses are supported by focused corporate functions at the Group Executive Board level, consisting of: Chief Financial Officer, Chief Operating Officer, Chief Risk Officer, Chief Compliance and Regulatory Affairs Officer, General Counsel and Human Resources.
Financial targets and objectives
At the Investor Day on November 30, 2017, we confirmed or updated our financial targets for the Group and the divisions. We also communicated new financial objectives for the Group for 2019 and 2020.
As indicated, many of our references to ambitions, objectives and targets for revenues, operating expenses, income/(loss) before taxes and return on regulatory capital are on an adjusted basis. These adjusted numbers and return on tangible equity attributable to shareholders are non-GAAP financial measures. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Adjusted results exclude goodwill impairment, major litigation charges, restructuring expenses and gains, losses and expenses from business or real estate sales. The operating cost base on an adjusted basis and our cost savings program are measured using adjusted total operating expenses at constant foreign exchange rates since 2015 and also include adjustments for certain accounting changes (which had not been in place at the launch of the cost savings program), debit valuation adjustments related volatility and for foreign exchange. Return on tangible equity attributable to shareholders is based on tangible shareholders’ equity attributable to shareholders, which is calculated by deducting goodwill and other intangible assets from total shareholders’ equity attributable to shareholders as presented in our balance sheet. Management believes that the return on tangible shareholders’ equity attributable to shareholders is meaningful as it allows consistent measurement of the performance of businesses without regard to whether the businesses were acquired. A reconciliation of these ambitions, objectives and targets to the nearest GAAP measures is unavailable without unreasonable efforts, as the items of exclusion are unavailable on a prospective basis.
> Refer to “Reconciliation of adjusted results” in II – Operating and financial review – Credit Suisse for further information.
Financial targets:
– reduce our operating cost base on an adjusted basis to below CHF 17.0 billion by year-end 2018;
– increase our cumulative net cost savings on an adjusted basis to more than CHF 4.2 billion by year-end 2018;
– maintain a look-through CET1 ratio of greater than 12.5% in 2018;
– achieve a look-through CET1 leverage ratio of greater than 3.5% and a look-through tier 1 leverage ratio of greater than 5.0% in 2018;
– achieve adjusted income before taxes for Swiss Universal Bank of CHF 2.3 billion in 2018;
– achieve adjusted income before taxes for International Wealth Management of CHF 1.8 billion in 2018;
– achieve adjusted income before taxes for Asia Pacific Wealth Management & Connected of CHF 0.85 billion in 2018 and an adjusted return on regulatory capital for Asia Pacific Markets of 10-15% for full-year 2019;
– achieve adjusted return on regulatory capital for Investment Banking & Capital Markets of 15-20% for full-year 2018;
– achieve adjusted return on regulatory capital for Global Markets of 10-15% for full-year 2018 while operating within a risk-weighted assets threshold of USD 60 billion and a leverage exposure threshold of USD 290 billion; and
– reduce adjusted loss before taxes for the Strategic Resolution Unit to approximately USD 1.4 billion in 2018, reduce risk-weighted assets (excluding operational risk) to USD 11 billion and reduce leverage exposure to USD 40 billion by year-end 2018; reduce adjusted loss before taxes to approximately USD 0.5 billion in 2019.
Financial objectives for 2019 and 2020:
– intend to increase our return on tangible equity attributable to shareholders to 10-11% by 2019 and 11-12% by 2020;
– intend to operate at an annual cost base on an adjusted basis of CHF 16.5–17.0 billion in 2019 and 2020, subject to market conditions and investment opportunities within this range;
– intend to operate at a look-through CET1 ratio of greater than 12.5% for 2019 and 2020, before the implementation of the >>>Basel III reforms beginning in 2020; and
– plan to distribute 50% of net income earned cumulatively in 2019 and 2020 to shareholders primarily through share buybacks or special dividends.
Evolution of legal entity structure
The execution of the program evolving the Group’s legal entity structure to support the realization of our strategic objectives, increase the resilience of the Group and meet developing and future regulatory requirements has continued to progress. Key developments include:
– In February 2017, Credit Suisse (Schweiz) AG and Credit Suisse Asset Management International Holding Ltd (CSAM IHAG), with a participating interest of 49% and 51%, respectively, incorporated Credit Suisse Asset Management & Investor Services (Schweiz) Holding AG (CSAM Holding), a holding company domiciled in Switzerland. Credit Suisse Asset Management (Schweiz) AG (CSAM Schweiz) was incorporated in February 2017 and received the Swiss-related asset management business from Credit Suisse AG through a transfer of assets in accordance with the Swiss Merger Act. All transfers of participations were made at the participations’ Swiss GAAP carrying value as recorded by the transferor.
– In order to align the corporate structure of Credit Suisse (Schweiz) AG with that of the Swiss Universal Bank division, the following equity stakes held by the Group were transferred to Credit Suisse AG and subsequently to Credit Suisse (Schweiz) AG: (i) 100% equity stake in Neue Aargauer Bank AG, (ii) 100% equity stake in BANK-now AG, and (iii) 50% equity stake in Swisscard AECS GmbH. The transfer was completed on March 31, 2017.
– In the US, Credit Suisse Services (USA) LLC became operational in January 2017.
– In Switzerland, Credit Suisse Services AG became operational in July 2017 with the transfer of employees, net assets and our Business Delivery Center in Poland from Credit Suisse AG. In addition, several branches of Credit Suisse Services AG were registered and became operational. In the UK, London branch became operational in June 2017. In India, Pune branch became operational in November 2017. In Singapore, Singapore branch became operational in January 2018.
– As part of ongoing efforts to reduce the footprint of Credit Suisse Securities Europe Limited (CSSEL), CSSEL Frankfurt branch (business and staff) were migrated to Credit Suisse (Deutschland) Aktiengesellschaft in October 2017.
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
Client segment specific value propositions
Our wide range of wealth management solutions is tailored to specific client segments. Close collaboration with our investment banking businesses enables us to offer customized and innovative solutions to our clients, especially in the >>>ultra-high-net-worth individuals (UHNWI) segment, and we have specialized teams offering bespoke and complex solutions predominantly for our sophisticated clients. This distinct value proposition of our integrated bank remains a key strength in our client offerings.
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
Comprehensive investment services
We offer a comprehensive range of investment advice and discretionary asset management services based on the outcome of our structured advisory process and the global “House View” of our Credit Suisse Investment Committee. We base our advice and services on the analysis and recommendations of our research and investment strategy teams, which provide a wide range of investment expertise, including macroeconomic, equity, bond, commodity and foreign-exchange analysis, as well as research on the economy. Our investment advice covers a range of services, from portfolio consulting to advising on individual investments. We offer our clients portfolio and risk management solutions, including managed investment products. These are products actively managed and structured by our specialists or third parties, providing private investors with access to investment opportunities that otherwise would not be available to them. For clients with more complex requirements, we offer investment portfolio structuring and the implementation of individual strategies, including a wide range of structured products and alternative investments. Discretionary asset management services are available to clients who wish to delegate the responsibility for investment decisions to Credit Suisse. We are an industry leader in alternative investments and, in close collaboration with our asset management business and investment banking businesses, we offer innovative products with limited correlation to equities and bonds, such as hedge funds, private equity, commodities and real estate investments.
In addition, we offer solutions for a range of private and corporate wealth management needs, which include financial planning, succession planning and trust services.
Financing and lending
We offer a broad range of financing and lending solutions across all of our private client segments, including consumer credit and real estate mortgage lending, real asset lending relating to ship and aviation financing for UHNWI, standard and structured hedging and lombard lending solutions as well as collateral trading services.
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
Corporate client and institutional client offerings
In accordance with our ambition to position ourselves as the “Bank for Entrepreneurs”, we provide corporate and institutional clients, predominantly in Switzerland, with a broad range of financial solutions. To meet our clients’ evolving needs, we deliver our offering through an integrated franchise and international presence. Based on this model, we are able to assist our clients in virtually every stage of their business life cycle to cover their banking needs. For corporate clients, we provide a wide spectrum of banking products such as traditional and structured lending, payment services, foreign exchange, capital goods leasing and investment solutions. In addition, we apply our investment banking capabilities to supply customized services in the areas of M&A, syndications and structured finance. For corporations with specific needs for global finance and transaction banking, we provide services in commodity trade finance, trade finance, structured trade finance, export finance and factoring. For our Swiss institutional clients, including pension funds, insurances, public sector and UHNWI clients, we offer a wide range of fund solutions and fund-linked services, including fund management and administration, fund design and comprehensive global custody solutions. Our offering also includes ship and aviation finance and a competitive range of services and products for financial institutions such as securities, cash and treasury services.
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
In December 2016, we announced the transition of the systematic market-making group from equities in the Global Markets division and from equity sales and trading in the Asia Pacific division to the Asset Management business in the International Wealth Management division. International Wealth Management is an investor together with Asia Pacific, Global Markets and third-party investors through the launch of two quantitative funds that will encompass the performance of this business. The systematic market-making group utilizes a range of liquidity-providing and market-making strategies in liquid markets.
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
– Equity derivatives provides a full range of equity-related products, investment options and financing solutions, as well as sophisticated hedging and risk management expertise and comprehensive execution capabilities to private banking clients, financial institutions, hedge funds, asset managers and corporations. Additionally, global fund-linked products is a market leader in fund-linked financing and derivatives products.
– Convertibles: The convertibles team provides secondary trading and market making of convertible bonds as well as pricing and distribution of Credit Suisse-originated convertible issuances.
Fixed income
– Global credit products is a leading, client-focused credit franchise, providing value-added products and solutions to both issuer and investor clients. Our capital markets businesses are responsible for structuring, underwriting and syndicating a full range of products for our issuer clients, including investment grade and leveraged loans, investment grade and high yield bonds and unit transactions. We are also a leading provider of committed acquisition financing, including leveraged loan, bridge finance and mezzanine finance and collateralized loan obligation formation. In sales and trading, we are a leading market maker in private and public debt across the credit spectrum, including leveraged loans as well as high yield and investment grade cash. We are also a market maker in the credit derivatives market, including the CDX suite, liquid single-name >>>credit default swaps (CDS), sovereign CDS and credit default swaptions. We offer clients a comprehensive range of financing options for credit products including, but not limited to, repurchase agreements, short covering, total return swaps and portfolio lending.
– Securitized products trades, securitizes, syndicates and underwrites various forms of securities, including >>>residential mortgage-backed securities (RMBS), asset-backed securities (ABS) and >>>commercial mortgage-backed securities (CMBS). CMBS, RMBS and ABS are based on underlying pools of assets and include both CMBS and RMBS government- and agency-backed as well as private-label loans. Core to the securitized products franchise is its asset financing business, which focuses on providing asset and portfolio advisory services, and financing solutions to clients across asset classes. We are also an originator of commercial real estate loans and also own Select Portfolio Servicing, a residential mortgage servicing company.

– Macro products includes our global foreign exchange and rates businesses and investment grade capital markets team in Switzerland. Our rates business offers market-making capabilities in the full spectrum of US cash and derivatives, European cleared swaps and select bilateral and structured solutions. Investor products provide clients market-making services in benchmark and proprietary custom indices across commodities, rates and foreign exchange products.
– Emerging Markets, Financing and Structured Credit includes a range of financing products including cash flow lending, share-backed lending and secured financing transactions and onshore Brazil trading. In addition, we offer financing solutions and tailored investment products for Latin American, Central and Eastern European, Middle Eastern and African financial institutions and corporate and sovereign clients.
Other
Other products and activities include lending and certain real estate investments. Lending includes senior bank debt in the form of syndicated loans and commitments to extend credit to investment grade and non-investment grade borrowers.
Research and HOLT
Our equity and fixed income businesses are enhanced by the research and HOLT functions. HOLT offers a framework for objectively assessing the performance of approximately 20,000 companies worldwide, with interactive tools and consulting services that clients use to make informed investment decisions.
Equity and fixed income research uses in-depth analytical frameworks, proprietary methodologies and data sources to analyze approximately 3,000 companies worldwide and provide macroeconomic insights into this constantly changing environment.

Divisions
sWISS UNIVERSAL BANK
Business profile
Within Swiss Universal Bank, we offer comprehensive advice and a broad range of financial solutions to private, corporate and institutional clients primarily domiciled in Switzerland. Since January 1, 2017, we have served our clients through the following four dedicated business areas in order to better cater to our Swiss client base: Private & Wealth Management Clients and Premium Clients within the Private Clients business, and Corporate & Investment Banking as well as Institutional Clients within the Corporate & Institutional Clients business. The most significant change which arose pursuant to this modification in the organizational structure relates to the external asset managers business which is now part of the Corporate & Institutional Clients business.
Our Private Clients business has a leading client franchise in Switzerland, serving approximately 1.5 million clients, including >>>UHNWI, >>>high-net-worth individual (HNWI), >>>affluent and retail clients. Our service offering is based on our structured advisory process, distinct client-segment-specific value propositions and coverage models as well as the access to a broad range of comprehensive products and services. Our network includes 1,300 relationship managers in 163 branches, including 26 branches of the Bank’s affiliate, Neue Aargauer Bank. Additionally, our consumer finance business BANK-now has 24 branches. Also, we offer our clients the world’s leading credit card brands through Swisscard AECS GmbH, an equity method investment jointly owned with American Express.
Our Corporate & Institutional Clients business offers expert advice and high-quality services to a wide range of clients, serving the needs of over 100,000 corporations and institutions, including large corporate clients, small and medium-size enterprises, institutional clients, external asset managers, financial institutions and commodity traders. This business also includes our Swiss investment banking business, serving corporate clients and financial institutions in connection with financing transactions in debt and equity capital markets and advising on M&A transactions. Our business includes 540 relationship managers who serve our clients out of 43 locations.
Key data – Swiss Universal Bank
	in / end of
	2017	2016	2015
Key data
Net revenues (CHF million)	5,396	5,759	5,721
Income before taxes (CHF million)	1,765	2,025	1,675
Assets under management (CHF billion)
– Private Clients	208.3	192.2	189.8
– Corporate & Institutional Clients	354.7	339.3	327.0
Number of employees	12,600	13,140	13,400
Business environment
The Swiss private banking and wealth management industry remains very attractive and continues to have positive growth prospects. Switzerland has the highest millionaire density worldwide and is expected to continue to have the highest average wealth per adult. We remain well-positioned in the Swiss market with strong market shares across client segments.
The corporate and institutional clients business continues to offer attractive opportunities, supported by the expected steady growth of the Swiss economy. In a continued low interest rate environment, key trends in equity capital markets in Switzerland are expected to include an increase in IPOs, acquisition-related financing and monetization of equity holdings. We believe that the environment in the Swiss M&A market should remain supportive through 2018. We are a leading provider of banking services to corporate and institutional clients in Switzerland, utilizing our market-leading investment banking capabilities in Switzerland for local execution while leveraging Investment Banking & Capital Markets’ international reach and Global Markets’ placing power.
Structurally, the industry continues to undergo significant change. Regulatory requirements for investment advisory services continue to increase, including in the areas of suitability and appropriateness of advice, client information and documentation. This is expected to drive further consolidation of smaller banks due to the higher critical size necessary to fulfill business and regulatory requirements. We continue to believe that we are well-positioned to opportunistically take advantage of this potential market consolidation. We have made additional progress in adapting to the changing regulatory environment and are continuing to dedicate significant resources to ensure our business is compliant with regulatory standards.
Business strategy
Switzerland, our home market, has always been and is expected to remain a key market for our Group and is core to our overall strategy. Within Swiss Universal Bank, we combine all the strengths and critical mass of our Swiss retail, wealth management, corporate, institutional and investment banking activities. The division is well-positioned to meet the needs of our clients, both individual and corporate, with a broad suite of customized products and services.
In order to further cement our standing as a leading Swiss bank and continue to impress our clients, we sharpened our strategy in 2017. We expect to advance our business by focusing on the following four key priorities:
Bank for Switzerland
We are committed to our Swiss home market and to all our clients in Switzerland – we are a universal bank that serves private, corporate and institutional client segments. We intend to expand our market share and continue to be a responsible partner in Swiss society.

We have reduced management hierarchies while increasing the scope of control at local market levels to allow for more efficient priority-setting and faster decision-making in those markets. We leveraged our digital capabilities and upgraded our call center capabilities to offer best-in-class banking services for retail clients. In addition, we increased our advice intensity in our affluent client segment by reducing the number of clients per relationship manager by over 30% since 2016. We see potential in developing the HNWI business, which is growing significantly and remains highly attractive.
Bank for Entrepreneurs
Entrepreneurship has always been important for Credit Suisse, and entrepreneurial thinking is one of our core principles. We have grown and will seek to continue to significantly grow our business with entrepreneurs and their companies across all businesses within Swiss Universal Bank, including by leveraging our international connectivity in investment banking and asset management. It is our ambition to be recognized as the “Bank for Entrepreneurs”.
We strengthened our focus on being recognized as the “Bank for Entrepreneurs” by launching joint client coverage for private and corporate clients in 2015. In this context, we increased the number of Entrepreneurs & Executives relationship managers and now cover the Swiss market with 16 locations. Our broad range of expertise and capabilities enabled us to execute a large number of investment banking transactions in 2017 and we were again recognized as the number one investment bank in Switzerland.
Bank for the Digital World
We are transforming the way we serve and advise our clients in an increasingly digital society and economy. We expect new technologies and business models to emerge and must adapt our efforts to be successful. To this end, we are investing in digital capabilities with a focus on client engagement, self-service capabilities and frontline productivity. Digitalization, automation and data management will be key drivers to continuously improve our cost position and drive our competitiveness with the possibility to fundamentally change the way we work.
During 2017, various digital solutions for private, corporate and institutional clients as well as relationship managers were launched. We enhanced our self-service capabilities including the introduction of digital client self-onboarding, which allows private clients to identify themselves and open an account through a computer or mobile device. In addition, our clients are now able to make peer-to-peer mobile payments through our participation in TWINT. In 2017 we managed to further improve the productivity of client-facing employees and increased the automation of front-to-back processes (e.g., through automated document scanning and data capturing).
Bank for the Next Generation
While we are always mindful of the needs of all clients, we particularly aim to support the next generation in Switzerland in achieving their ambitions. Supertrends such as an aging population are expected to fundamentally change our country in coming years and will open opportunities for us to make a difference to our clients across generations. Developing our own young talents in their careers with various programs will complement this process and is part of our long-term commitment to the next generation in Switzerland.
We successfully launched Viva Kids, a new offering for our youngest clients. With over 10,000 new clients in the first three months, we exceeded our ambitious expectations. Viva Kids is designed to help parents in the financial education of their children and we believe it will be an important contributor for our future client base.
Awards and market share momentum
Credit Suisse was highly placed in a number of key industry awards in 2017, including:
– Best Trade Finance Bank in Switzerland –Global Finance
– Best Family Office Offering and Outstanding Philanthropy Offering –Private Banker International
– Outstanding Private Bank for UHNW Clients in Europe –Private Banker International Europe
– Best Commercial Banking Capabilities –Euromoney Private Banking and Wealth Management Survey
– Best Index Product –Swiss Derivatives Awards 2017
– Best M&A House in EMEA –EMEA Finance 2016 Achievement Awards
– Equity Capital Markets Bank of the Year in Germany, Austria and Switzerland –GlobalCapital
international wealth management
Business profile
In International Wealth Management, we cater to the needs of our private, corporate and institutional clients by offering expert advice and a broad range of financial solutions.
Our Private Banking business provides comprehensive advisory services and tailored investment and financing solutions to wealthy private clients and external asset managers in Europe, the Middle East, Africa and Latin America. We serve our clients through 1,130 relationship managers in 44 cities in 27 countries, utilizing comprehensive access to the broad spectrum of Credit Suisse’s global resources and capabilities as well as a wide range of proprietary and third-party products and services.
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

Key data – International Wealth Management
	in / end of
	2017	2016	2015
Key data
Net revenues (CHF million)	5,111	4,698	4,552
Income before taxes (CHF million)	1,351	1,121	723
Assets under management (CHF billion)
– Private Banking	366.9	323.2	289.6
– Asset Management	385.6	321.6	321.3
Number of employees	10,250	10,300	9,750
Business environment
The private banking industry continues to benefit from attractive growth prospects in the European and emerging markets covered by International Wealth Management, where private banking assets are expected to grow by approximately 6% annually through 2021. Regionally, private banking assets are expected to grow by approximately 8% in Russia and Central & Eastern Europe, by approximately 8% in the Middle East & Africa and by approximately 7% in Latin America. This growth is expected to be fueled by an increase in population, entrepreneurial wealth creation and technological advancements. Although wealth is expected to grow at a slower pace in Europe (by approximately 3% annually), this region continues to be of crucial importance, holding around 20% of the world’s wealth. In addition, it is expected that demographic developments relating to an aging population, such as funding pressure in the public pension systems and a transfer of wealth to the next generation, will present important opportunities in the European private banking markets.
The asset management industry continues to evolve and grow with positive support from increasing global wealth. However, managers face a number of challenges, including regulatory complexities and revenue and margin compression. At the same time, investors are seeking asset diversification and yield enhancement through alternative and less liquid products. Investors are also shifting away from active investment strategies in favor of passively managed investments, reflecting increased fee sensitivity in the ongoing low-yield environment. These shifting preferences and pressures have helped drive further consolidation in the industry. In this environment, managers must demonstrate differentiating capabilities including not only strong investment performance, but also other value-add capabilities such as risk management and controls, compliance, client reporting, and data security.
During 2017, the wealth and asset management industry experienced supportive equity markets and maintained a long-term fundamental growth trend. Broader market fundamentals remained challenging in light of political and economic uncertainty and the persistence of low interest rates. The sector saw the continued pursuit of new opportunities and efficiencies arising from digital technology advancements and front-to-back process improvements, while facing structural pressure as it continues to adapt to industry-specific regulatory changes and tax regularization initiatives.
Business strategy
Our private banking and asset management businesses are among the industry’s leaders by size and reputation in our target markets and regions. International Wealth Management continues to contribute significantly to Credit Suisse’s strategic and financial ambitions. The following three strategic priorities guide our decisions:
Deliver client value
To add further value to our clients’ portfolios we are increasingly leveraging our investment strategy and research capabilities and deploying solutions and products that are tailored to our clients’ needs. The Asset Management business continues to strengthen its partnership with our wealth management businesses to provide quality products and solutions to clients. Enhanced client proximity supported by a regionally empowered businesses model aids in the development of new and innovative products in line with client demand. We are addressing our clients’ sophisticated financing needs by broadening our lending services and leveraging additional resources.
Enhance client proximity
Our focus on enhancing client proximity is intended to capture market share, which we are facilitating by hiring predominantly experienced relationship managers, while actively steering relationship manager productivity. In addition, we are strengthening and adapting our footprint with technology investments in our key hubs and by continuing to establish new advisory offices, while shifting smaller-scale locations towards a sustainable business model. We are operating a strategic clients business, consisting of senior coverage officers, who are fully embedded in our client coverage organization and highly connected across the Group, in order to facilitate collaboration and improve the breadth and depth of solutions offered to our targeted strategic >>>UHNWI and entrepreneur clients.
Increase client time
We are capturing growth in the lower wealth band client segment by developing a digitally-enabled service model and providing focused coverage and a targeted offering on a multi-channel service platform. We are making additional organizational changes aimed at simplifying structures, accelerating decision-making and empowering local market management to steer their respective businesses and be held accountable for their results. We continue to make important investments in the re-design of certain processes, technology and automation efforts aimed at shortening the time-to-market of products and solutions and reducing our relationship managers’ administrative tasks, so that they can spend more time with our clients. Finally, we continue to actively manage risk and focus on ensuring compliant business conduct.

Awards and market share momentum
Credit Suisse received a number of key industry awards in 2017, including:
– Best Private Bank in the Middle East (third consecutive year), Egypt (second consecutive year), Greece (fifth consecutive year), Lebanon and Qatar (third consecutive year) – Euromoney Private Banking Survey
– Best Bank for Wealth Management in the Middle East – Euromoney Awards for Excellence
– Best Private Bank in Russia (fifth consecutive year) and Best Private Bank in the Middle East –  Global Private Banking Awards – PWM / The Banker
– Outstanding Private Bank in Eastern Europe and Outstanding Private Bank for UHNW Clients in Europe – Private Banker International Europe
– Best Family Office Offering and Outstanding Philanthropy Offering – Private Banker International
– Institutional Structurer of the Year – Structured Products Europe Awards
– Best Bank Overall in Switzerland, Best Loan Finance in Switzerland and Best Equity Finance in Switzerland – Euromoney Real Estate Survey
ASIA PACIFIC
Business profile
In the Asia Pacific division, we continue to focus on our client centric strategy as the “The Trusted Entrepreneurs’ Bank of Asia Pacific” by delivering a comprehensive suite of advisory services and solutions that meet the private wealth and business needs of our clients. In order to better align with our client-focused model, we implemented a change to our financial reporting in the first quarter of 2017. We now report our financial performance along the following two businesses: Wealth Management & Connected, which reflects our activities in private banking, financing, underwriting and advisory; and Markets, which represents our equities and fixed income sales and trading businesses that support our wealth management activities.
Within Wealth Management & Connected, our teams work closely together to deliver integrated advisory and solutions through the lifecycle of our UHNWI, entrepreneur and corporate clients. Our Private Banking business offers a comprehensive suite of wealth management financial products and solutions. Our advisory and underwriting businesses provide advisory services, including for IPOs and mergers and acquisitions, as well as access to global capital markets. Our financing business provides tailored lending solutions. In addition, we collaborate closely with International Wealth Management and the Group’s other global businesses to deliver the full breadth of Credit-Suisse capabilities to our clients.
Within Markets, our equities and fixed income franchises deliver a broad range of services, including sales and trading, prime brokerage and investment research to our clients, including entrepreneurs and a broad range of institutional clients such as corporates, institutional investors, financial sponsors and sovereigns. The business works closely with Global Markets to meet the needs of global institutional clients and with the Group’s wealth management businesses.
Key data – Asia Pacific
	in / end of
	2017	2016	2015
Key data
Net revenues (CHF million)	3,504	3,597	3,839
Income before taxes (CHF million)	729	725	377
Assets under management (CHF billion)
– Private Banking	196.8	166.9	150.4
Number of employees	7,230	6,980	6,590
Business environment
The Asia Pacific region led global economic growth in 2017. The fundamentals underpinning wealth creation and growth in business activities remained positive due to the region’s healthy pace of economic growth, net capital inflows, market liberalization and strong consumer demand. Entrepreneurs continued to be at the core of growth in Asia Pacific and the number of UHNWIs grew faster in the region than in any other part of the world.
In 2017, credit growth in the region remained robust. Asian currencies generally appreciated against the US dollar, however volatility trended lower, impacting market trading activity. Asia Pacific equity market volumes increased during the course of 2017, and peaked in the fourth quarter, driven by earnings and higher market index levels. Equity issuances in the region included several high profile Hong Kong listings in the second half of 2017, mainly from the Chinese technology sector. Debt capital markets saw strong activity in Asia Pacific, particularly with respect to US dollar high-yield bonds and perpetual transactions.
In the fourth quarter, the China Ministry of Finance signaled the potential to increase foreign participation in its financial markets with its intention to ease limits on foreign ownership of financial services companies, including securities joint ventures. In 2017, China’s “Belt and Road Initiative” to improve trade and economic connectivity across Asia, Europe and Africa was also established as an official government policy, underscoring its importance as a strategic imperative. As these initiatives are implemented, we expect global banks to leverage their advisory, financing and capital markets capabilities to participate in the development of Chinese markets.
Business strategy
Our client-focused business strategy centered on our vision to be the “The Trusted Entrepreneurs’ Bank of Asia Pacific” is proving successful. Our Asia Pacific business model is a strong differentiator that supports our integrated strategy and our consistent focus on our clients and geographic diversity in the region. This has been critical for our ability to attract strong talent and to foster a partnership culture that can deliver profitable growth with disciplined risk management and achieve attractive returns on capital on a consistent basis. In 2017, we saw continued momentum and robust growth in our Wealth Management & Connected business. Our Markets business underwent significant repositioning as part of our efforts to deliver attractive long-term returns and enhance our services to clients. Looking ahead, our strategic focus remains centered on delivering a balanced franchise with disciplined risk management and strong controls as we seek to capture efficiencies and optimize resources across the division.
Focus on targeted client groups
Our strategy is to focus on our existing key clients, while looking for opportunities to increase activity in underrepresented areas, by better coordinating coverage and deepening our relationships. In 2017, we made good progress against our initiatives to enhance coverage collaboration across our businesses and meet the broad and complex needs of our UHNWI, entrepreneur and corporate clients through all phases of their private and corporate life cycles. We are increasingly able to help them in both dimensions by combining our strengths in private banking with our capabilities in advisory, underwriting and financing, providing tailored and holistic products and solutions. We saw an increase in profitability and activities in our Wealth Management & Connected business, and Credit Suisse was recognized as a leader across multiple offerings that are valued by our clients.
We also continued to invest in technology to deepen our engagement with our UHNWI and entrepreneur clients as part of a core strategic initiative to cultivate stronger relationships. Following successful launches in Singapore and Hong Kong, in 2017 we rolled out our digital platform in Thailand and Australia. We also implemented a new digital advisory solution with a transparent fee structure.
Delivering client tailored solutions
A key component of our business strategy is centered on delivering services that our clients value and helping them realize their wealth and financial goals.
We utilize our integrated financing platform, with its centralized structuring, risk management and distribution approach, to deliver tailored solutions across the entire financing spectrum to our key clients. Similarly, our Markets business combines our equity derivatives and fixed income capabilities to provide multi-asset product offerings to our UHNWI and institutional clients, supporting the enhancement of their investment portfolios and risk management. Continuous product innovation and a disciplined approach to risk and costs remain critical to meeting our clients’ and our own objectives, and we continue to seek opportunities to enhance our operating framework across the bank.
Continue to build our base of profitability
Our diversified platform in Asia Pacific, across a mix of clients, countries and product areas helps in our efforts to maintain a more stable, less volatile earnings profile, which is critical in a region as dynamic as Asia Pacific with its variety of economic, business and client characteristics. We plan to continue to invest in our businesses where we have deep client relationships and strong, profitable market positions. We believe that it is important to have a focused strategy, coupled with an ability to maintain agility and geographic diversity, to effectively and sustainably compete in Asia Pacific.
Significant transactions
We executed a number of significant transactions in 2017, reflecting the diversity and strength of our franchise. Noteworthy transactions include:
– In Greater China, we advised China National Chemical Corporation on its bridge financing in relation to its acquisition of Syngenta AG (commodities), I Squared Capital on its acquisition of Hutchison Global Communications Investment Holding Limited on its associated acquisition financing (telecommunications) and Ant Financial Services Group on its term loan and syndicated loan facility (financial services). We also advised on the Hong Kong IPOs of ZhongAn Online P&C Insurance Co. Ltd. and China Literature Limited as well as on the US IPOs of Qudian Inc. and Sogou Inc. (technology).
– In South East Asia, we advised on the Hong Kong IPO of Razer Inc. and the US IPO of Sea Limited (technology), Lotte Chemical Titan Holding Bhd on its IPO in Malaysia (chemicals), PT Gajah Tunggal Tbk on its notes offering in Indonesia (manufacturing) and a consortium of Star Energy companies on its acquisition of Chevron’s geothermal and power operations business and associated debt financing in Indonesia (power).
– In Australia, we advised on the IPO of Netwealth Limited (financial services) and InterOil on its acquisition by ExxonMobil (oil & gas).
– Elsewhere, we advised on Vincom Retail Joint Stock Company’s initial equity offering in Vietnam (retail), HDFC Standard Life Insurance Company Limited’s IPO in India (financial services), Softbank Group Corp’s notes offering in Japan (technology), LG Corp’s sale of its stake in LG Siltron to SK Holdings in Korea (conglomerate), Pakistan Water & Power Development Authority’s term loan (utilities) and the Government of Mongolia’s exchange offer and notes offering (sovereign).
Awards and market share momentum
We were highly placed in a number of key industry awards in 2017, including:
– Best Private Bank, Asia Pacific – Asian Private Banker
– Best Private Bank, UHNWI Services – Asian Private Banker
– Best Investment Bank in Asia – GlobalCapital Asia
– Best Corporate & Institutional Bank, Asia Pacific – The Asset
– Best Leveraged/Acquisition Finance Adviser – The Asset
– Best Equity Capital Markets House, Asia – GlobalCapital
– Best High Yield Bond House, Asia – GlobalCapital
– Asia Pacific Loan House of the Year – IFR Asia
– Asia’s Quant House of the Year – Asia Risk
– Best overall All-Asia sales and trading teams – Institutional Investor
– Asia’s Best Bank for Wealth Management – Euromoney
– Asia’s Best Bank for Financing – Euromoney
– Top 2 in Investment Banking Revenue in Asia Pacific ex-Japan and ex-China Onshore – Dealogic

Global markets
Business profile
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
Key data – Global Markets
	in / end of
	2017	2016	2015
Key data
Net revenues (CHF million)	5,551	5,497	6,826
Income/(loss) before taxes (CHF million)	450	48	(1,931)
Number of employees	11,740	11,530	12,000
Business environment
In 2017, operating conditions were mixed across our businesses. During the first half of the year, we experienced more favorable credit market conditions compared to subdued conditions in the first half of 2016. During the year, credit market conditions were characterized by improved credit asset prices, tightened credit spreads and lower volatility, which led to higher client activity, particularly in securitized products and our credit trading and underwriting businesses. Client activity in our rates and foreign exchange businesses was negatively impacted by sustained low volatility compared to 2016, which benefited from significant macroeconomic events including the UK referendum on continued EU membership and the US elections. Market conditions were less favorable for equity trading and equity derivatives as persistently low levels of volatility and reduced volumes negatively impacted client activity. In addition, our leveraged finance and investment grade and equity underwriting businesses improved in 2017, reflecting higher issuance activity.
Business strategy
In 2017, we implemented a change in financial reporting to reflect an amended business structure consisting of equity sales and trading, fixed income sales and trading and underwriting. Equity sales and trading includes cash equities, prime services, convertibles and equity derivatives. Fixed income sales and trading is comprised of our yield businesses, including global credit products, securitized products and our structured lending, rates, foreign exchange and emerging markets businesses. Underwriting includes our leveraged finance, investment grade and equity underwriting businesses.
We made consistent progress towards our goals of achieving greater than USD 6 billion in revenues and less than USD 4.8 billion in costs on an adjusted basis. We saw improved operating leverage with total operating expenses down 7% while revenues were stable, highlighting continued execution of our strategy. During the year, we continued to invest in the business and effective July 1, 2017, the Global Markets division entered into an agreement with Swiss Universal Bank and International Wealth Management whereby it provides centralized trading and sales services to private and institutional clients across the three divisions referred to as International Trading Solutions (ITS). These services are now managed as a single business within the Global Markets division. ITS is expected to provide aligned market strategies, significant cost synergies and enhanced client focus. On costs, we reduced operating expenses significantly compared to 2016 as a result of our continued cost discipline by eliminating duplication across functions and optimizing our New York and London footprint. As a result, we are on track to achieve our end-2018 ambition of less than USD 4.8 billion in costs, on an adjusted basis. We also operated at our thresholds of USD 60 billion in >>>risk-weighted assets and USD 290 billion in leverage exposure.
Looking ahead, the division continues to focus on four strategic ambitions: further increasing collaboration across Credit Suisse, focusing on our International Wealth Management, Asia Pacific and Investment Banking & Capital Markets clients, increasing operating leverage, attracting top talent and achieving an adjusted return on regulatory capital target of 10%-15% by year-end 2018. We are focused on growing revenues across equities and fixed income products by enhancing collaboration with our institutional, corporate and wealth management clients. Particularly for our wealth management clients, our vision is to enhance our product offerings into developed European and emerging markets. In addition, we are investing in key talent across the franchise and will remain focused on defending our leading market positions across equities and fixed income products. With regard to costs, we will continue ongoing cost-saving initiatives, including increasing efficiencies from consolidating redundant platforms and eliminating duplication across functions. We believe that the combination of increased revenues and greater cost controls have the potential to help us meet our adjusted return on regulatory capital target of 10%-15% by year-end 2018.

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
Key data – Investment Banking & Capital Markets
	in / end of
	2017	2016	2015
Key data
Net revenues (CHF million)	2,139	1,972	1,787
Income/(loss) before taxes (CHF million)	369	261	(314)
Number of employees	3,190	3,090	2,810
Business environment
Macroeconomic conditions improved compared to 2016, supporting an increase in investor risk appetite and asset price stability. Despite political uncertainties (impact of the UK referendum on continued EU membership, French and German elections, US tax and policy agendas) market volatility dampened across asset classes. The capital markets environment was supported by global economic growth and continued low interest rates, positively impacting debt and equity underwriting and M&A fee pools compared to 2016.
Global M&A activity was steady in 2017 with large deals announced across many sectors as companies sought consolidation and strategic acquisitions, particularly in the retail & consumer, media & telecommunications, healthcare and energy industries. Global industry-wide announced M&A activity was down 2% compared to 2016.
Business strategy
Our strategy focuses on leveraging our global structuring and execution expertise to develop innovative financing and advisory solutions for our clients. Our divisional strategy is designed to generate sustainable, profitable growth and continue delivering returns in excess of our cost of capital. Our key strategic priorities include: achieving a balanced product mix, optimizing the client coverage model and using our global platform to meet our clients’ needs for cross-border expertise in developed and emerging markets.
A key element of our strategy is rebalancing our product mix to generate stronger results in M&A advisory and equity underwriting, while maintaining our leading leveraged finance franchise. We expect that refocusing our efforts on these products will not only allow us to better support our clients’ strategic goals, but will also contribute to a revenue mix that is more diversified and less volatile through the market cycle.
We continue to optimize our client strategy in order to deliver efficient and effective client coverage. Our strategic objective is to align, and selectively invest in, our coverage and capital resources with the largest growth opportunities and where our franchise is well-positioned. We have made notable progress in the execution of our targeted plans for investment grade corporates, non-investment grade corporates and financial sponsors.
We will continue to leverage Investment Banking & Capital Markets’ global connectivity with our other divisions and its platform to drive opportunities for the Group.
Significant transactions
We executed a number of noteworthy transactions in 2017, reflecting the diversity of our franchise.
– In debt capital markets, we arranged key financings for a diverse set of clients including Verizon Communications Inc. (telecommunications), Microsoft Corporation (software), inVentiv Health Inc. (healthcare services), Paysafe Group plc (financial technology), Enel S.p.A (power), McCormick & Company, Inc. (food and beverage), Broadcom Ltd. (semiconductors), Aon Hewitt (professional services), BP PLC (exploration and production), Caesars Resort Collection, LLC (gaming) and EP Energy LLC (exploration & production).
– In equity capital markets, we executed rights offerings for Unicredito Italiano S.p.A (banks) and Deutsche Bank AG (banks), IPOs for Snap Inc. (internet), Galenica Sante AG (retail) and EN+ Group plc (utilities), several special purpose acquisition company IPOs including Social Capital Hedosophia Holdings, Silver Run Acquisition Corp. II, Kayne Anderson Acquisition Corp., Vantage Energy Acquisition Corp., TPG Pace Energy Holdings and Osprey Energy Acquisition Corp. and an equity carve-out and IPO for ALD International S.A. (fleet mobility).
– In M&A, we advised on a number of transformational transactions announced throughout the year, including Atlantia S.p.A.’s acquisition of Abertis Infraestructuras S.A. (transportation and logistics), Johnson & Johnson’s acquisition of Actelion Ltd. (life sciences), an acquisition by a Bain Capital led consortium of Toshiba Corporation’s memory chips business (semiconductors), Vantiv Inc.’s acquisition of WorldPay Group PLC (technology services), BASF’s acquisition of Bayer AG crop sciences business (chemicals), Fresenius SE & Co KGaA’s acquisition of Akorn Inc. (medical devices), Global Infrastructure Management LLC’s acquisition of Equis Pte Ltd. (renewables), The Blackstone Group L.P.’s acquisition of Aon plc (professional services), the merger of equals combining Inventiv Health Inc. and INC Research Holdings Inc. (healthcare services), the merger of equals combining Aberdeen Asset Management PLC and Standard Life PLC (asset management) and Tyson Foods Inc.’s acquisition of AdvancePierre Foods Holdings Inc. (consumer), KKR & Co LP’s acquisition of Unilever plc’s spreads business (consumer) and Campbell Soup Company’s acquisition of Snyder’s-Lance Inc. (consumer).

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
Key data – Strategic Resolution Unit
	in / end of
	2017	2016	2015
Key data
Net revenues (CHF million)	(886)	(1,271)	511
Income/(loss) before taxes (CHF million)	(2,135)	(5,759)	(2,652)
Number of employees	1,530	1,830	3,200
Composition
Our Strategic Resolution Unit contains specific wind-down activities and positions. For reporting purposes, the Strategic Resolution Unit is split into the following categories: restructuring of select onshore businesses which contains the onshore repositioning in select Western European countries and the US; legacy cross-border and small markets businesses which include the repositioning of cross-border businesses; legacy asset management positions which include portfolio divestitures and discontinued operations; legacy investment banking portfolios; and legacy funding costs relating to non-Basel III compliant debt instruments.
Non-controlling interests without significant economic interest are reflected in the Strategic Resolution Unit and include revenues and expenses from the consolidation of certain private equity funds and other entities in which we have non-controlling interests without significant economic interest.
Development of the Strategic Resolution Unit
As part of the Group’s strategy announced in the fourth quarter of 2015, we formed a new Strategic Resolution Unit intended to oversee the effective wind-down of businesses and positions that do not fit our strategic direction in the most efficient manner possible. At that time the Strategic Resolution Unit was created to facilitate the immediate right-sizing of our business divisions from a capital perspective and included remaining portfolios from our former non-strategic units plus additional transfers from the business divisions. The expectation at that time was that the Strategic Resolution Unit’s risk-weighted assets and leverage exposure would be reduced by approximately 80% by 2020, excluding operational risk.
On March 23, 2016 we announced additional strategic measures to further lower our cost base, accelerate the risk-weighted assets and leverage reduction initiatives through the restructuring of our Global Markets business and further strengthen our capital position. The additional measures included exiting the distressed credit, European securitized products trading and long-term illiquid financing businesses and making other business reductions. The assets from these impacted businesses were transferred to the Strategic Resolution Unit in the second quarter of 2016, including a portion of the corporate loan portfolio managed by the Global Markets and Investment Banking & Capital Markets divisions. These transfers related to client lending relationship exits and exposure types that at the time we did not consider consistent with the announced strategy. At that time we updated our expectation of the timing of an 80% reduction of the division’s risk-weighted assets and leverage exposure to year-end 2019, excluding operational risk.
In the first quarter of 2017, we announced an acceleration of the release of capital from the Strategic Resolution Unit and now plan to complete the wind-down of the division by the end of 2018 without an adverse incremental impact to our existing targets for pre-tax losses from this division.
At our Investor Day in 2017 we announced that we estimated adjusted operating expenses in the Strategic Resolution Unit would amount to approximately USD 500 million and USD 250 million in 2018 and 2019, respectively. We further announced our adjusted pre-tax loss targets of approximately USD 1,400 million and USD 500 million in 2018 and 2019, respectively. Currently the allocation of costs to the Strategic Resolution Unit is conducted pursuant to a Group-wide allocation methodology, i.e., the Strategic Resolution Unit is subject to the same cost allocation methodology as the strategic divisions; however reductions in service usage during the course of the wind-down of the division will reduce allocated costs.
We plan to reduce the Strategic Resolution Unit’s risk-weighted assets (excluding operational risk) to USD 11 billion and leverage exposure to USD 40 billion by year-end 2018. Any remaining operations and assets of the Strategic Resolution Unit are expected to be absorbed into the rest of the Group. While we work on these tasks in 2018 we expect the governance and controls to remain within the Strategic Resolution Unit throughout the transition period. We plan to resolve any legacy issues so as to minimize adverse capital and pre-tax income impacts for the Group in 2019 and onwards.
On occasion, the reduction of exposures in the Strategic Resolution Unit involve the maturation of lending facilities or other transactions that wholly or partially may be renewed or extended by our strategic business divisions, such as Global Markets or International Wealth Management. Similarly, there may be occasions where strategic business divisions will enter into new transactions with counterparties resulting in exposures that may have similar characteristics to those recorded in the Strategic Resolution Unit. This is aligned with the Group’s risk appetite and that of the relevant strategic divisions.

We have amended and enhanced our risk appetite framework in an effort to provide additional governance and controls to ensure all new business activities are scrutinized to distinguish between those types of business exposures held in the Strategic Resolution Unit that will be allowed for execution in our strategic divisions and those that will be prohibited or for which we have limited risk appetite.
A decline in risk-weighted assets and leverage exposure in the second quarter of 2017 for the Strategic Resolution Unit also reflected the contractual maturation of certain legacy loan facilities where the third-party counterparties entered into new agreements with the Global Markets division. The impact of these maturations on risk weighted assets and leverage exposure for the Strategic Resolution Unit was approximately USD 17 million and USD 77 million, respectively.
> Refer to “Update to the risk appetite framework” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk appetite framework for further information.

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
Recent regulatory developments and proposals
Some of the most significant regulations proposed or enacted during 2017 and early 2018 are discussed below.
Global initiatives
Certain regulatory developments and standards are being coordinated on a global basis and implemented under local law, such as those discussed below.
ISDA Resolution Stay Protocols
In Switzerland, the Swiss Federal Council introduced amendments to the Ordinance on Banks and Savings Banks (Banking Ordinance) that will require banks, including Credit Suisse, to include terms in certain of their contracts (and in certain contracts entered into by their subsidiaries) that are not governed by Swiss law or that provide for jurisdiction outside of Switzerland that ensure that FINMA’s stay powers under the Swiss Federal Act on Banks and Savings Banks of November 8, 1934, as amended (Bank Law) would be enforceable with respect to such contracts. These requirements have been set forth in the Banking Ordinance since January 1, 2016. FINMA is responsible for determining the appropriate time for complying with this requirement in line with international standards as well as the contracts that are in scope. To this end, a partial revision of the Ordinance of FINMA on the Insolvency of Banks and Securities Dealers (FINMA Banking Insolvency Ordinance) entered into effect on April 1, 2017. The rule is subject to an implementing period of 12 months for contracts with banks and securities dealers and 18 months for contracts with other counterparties and will only affect an exhaustive list of contracts whose continued existence is essential for a bank requiring restructuring. The listed contracts are customary in the financial market and include, in particular, contracts governing the purchase, sale, lending and repurchase of certain underlying securities. Contracts entered into by foreign group entities are only subject to the rule if, among other things, the respective financial contract is guaranteed or otherwise secured by a bank or securities dealer domiciled in Switzerland. Certain contracts, e.g. contracts with individuals as well as for the placement of financial instruments in the market, are excluded. The list of contracts is internationally harmonized and broadly in line with the definition of financial contracts in accordance with the EU Bank Recovery and Resolution Directive (BRRD).
In the US, in 2017, the Board of Governors of the Federal Reserve System (Fed), the Federal Deposit Insurance Corporation (FDIC) and the Office of the Comptroller of the Currency (OCC) each issued final rules designed to improve the resolvability of US headquartered global systemically important banks (G-SIBS) and the US operations of non-US G-SIBs, such as our US operations. These final rules require US G-SIBs and the US operations of non-US G-SIBs, such as the US operations of Credit Suisse, to modify their qualified financial contracts. These modifications include obtaining the agreement of counterparties that (1) their qualified financial contracts are subject to the stays on early termination rights under the orderly liquidation provision of the Dodd-Frank Act and the Federal Deposit Insurance Act, which is similar to requirements introduced in Germany, Switzerland and the United Kingdom to which we are already subject, and (2) certain cross-default rights would be overridden if an affiliate of the G-SIB entered proceedings under the US Bankruptcy Code. Covered “qualified financial contracts” must be conformed to the rules’ requirements starting January 1, 2019, with full compliance by January 1, 2020. It is expected that the International Swaps and Derivatives Association, Inc. (ISDA) will produce a protocol to facilitate compliance by the broader market with the Fed’s final requirements.
Industry-led developments
In May 2017, public and private sector representatives from the foreign exchange committees of 16 international foreign exchange (FX) trading centers agreed to form a Global Foreign Exchange Committee. On May 25, 2017, the Global Foreign Exchange Committee published the FX Global Code, which sets out global principles of good practice in the FX markets. The principles included in the FX Global Code cover topics such as ethics, governance, execution, information sharing, risk management and compliance, and confirmation and settlement processes. In December 2017, the FX Global Code was amended and revised in connection with Principle 17 of the FX Global Code which concerns “last look” practices. Credit Suisse supports the adoption of the FX Global Code by FX market participants. Confirming its commitment, Credit Suisse intends to sign the FX Global Code’s Statement of Commitment on a global basis, by May 25, 2018.
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
Supervision
The Federal Act on Financial Market Infrastructure and Market Conduct in Securities and Derivatives Trading (FMIA) and the Financial Market Infrastructure Ordinance (FMIO) came into effect on January 1, 2016. In accordance with the timing of corresponding provisions of the revised Markets in Financial Instruments Directive (MiFID II), which entered into effect on January 3, 2018, financial market infrastructures and the operators of organized trading facilities were granted a transitional period until January 1, 2018 to comply with various new duties, including those associated with the publication of pre- and post-trade transparency information and with high-frequency trading.
On November 4, 2015, the Swiss Federal Council adopted the dispatch on, and drafts of, the Federal Financial Services Act (FFSA) and the Financial Institutions Act (FinIA) and submitted them to the Swiss Parliament. The FFSA and the FinIA passed the first and second chamber of the Swiss Parliament in January 2017 and November 2017, respectively, with certain amendments now subject to a procedure for the resolution of differences. The FFSA will govern the prerequisites for offering financial instruments and providing financial services, including the provision of financial services to Swiss clients from abroad on a cross-border basis. Moreover, the draft FFSA contains uniform rules on prospectus requirements and introduces the requirement to prepare a basic information document for offerings of financial instruments other than shares and straight bonds to retail customers. The draft FinIA provides for a differentiated supervisory regime for financial institutions and introduces (indirect) prudential supervision of certain categories of asset managers that have previously not been subject to supervision.
On December 5, 2017, FINMA published its Circular 2018/3 Outsourcing – “Banks and Insurers”. It will enter into effect on April 1, 2018 and replaces FINMA’s Circular 2008/7 on outsourcing. The circular sets out the regulatory requirements that must be met by banks, securities dealers and insurance companies when outsourcing material functions to third party providers. Notable changes include the obligation to maintain an up-to-date inventory of outsourcings with a description of the outsourced function, an identification of the outsourcing provider and any subcontractors as well as an identification of the service recipient and the responsible unit within the bank, securities dealer or insurance company. The new provisions will immediately apply to outsourcing agreements concluded or amended after April 1, 2018; however, a five-year phase-in period will apply to outsourcing agreements concluded before that date.
Tax
Administrative assistance in tax matters
On January 1, 2017, the Multilateral Convention on Mutual Administrative Assistance in Tax Matters (MAC) entered into force and became applicable as of January 1, 2018. Under the MAC, Switzerland is required to exchange information in tax matters both spontaneously in certain cases as well as upon request. Furthermore, the revised Federal Act on International Administrative Assistance in Tax Matters and the revised Federal Ordinance on International Administrative Assistance in Tax Matters (OIAA) entered into force, which provide the procedural rules for international administrative assistance on tax matters based on either the MAC or under bilateral double taxation treaties of Switzerland. With respect to bilateral double taxation treaties of Switzerland, so-called “fishing expeditions” are not allowed, and the exchange of information in tax matters is granted in individual cases upon specific and justified requests and in group request cases based on a behavioral pattern for information relating to tax periods after January 31, 2013. However, the Swiss Supreme Court decided on September 12, 2016 that a group request submitted to the Swiss Federal Tax Administration by the Dutch tax administration with respect to Dutch clients of a Swiss bank, which have not been able to give sufficient proof to the Swiss bank that their assets have been disclosed to the Dutch tax authorities, was in principle permissible despite the fact that the request did not contain the names of the clients and was without explicit legal basis for such group requests in the Swiss-Dutch double taxation treaty. In exceptional cases, the Swiss legislation permits exchange of information before the taxpayer concerned is informed. Under the MAC (and as clarified in the OIAA), Switzerland commenced for tax periods from January 1, 2018 onwards to automatically exchange information on certain advance tax rulings within the scope of the Organisation for Economic Co-operation and Development (OECD) and the Group of Twenty (G20) project to combat base erosion and profit shifting (BEPS).
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
On December 1, 2017, the Multilateral Competent Authority Agreement on the Exchange of Country-by-Country Reports (CbCA) as well as the implementing Swiss federal legislation entered into force, which is the Federal Act on the International Automatic Exchange of Country by Country Reports of Multinationals and the Federal Ordinance on the International Automatic Exchange of Country by Country Reports of Multinationals. Under the CbCA and the implementing legislation, multinational groups of companies in Switzerland will have to prepare country-by-country reports for the first time for the 2018 tax year. The reports will be exchanged by Switzerland starting in 2020. On a voluntary basis, multinational groups of companies may prepare, and are permitted to submit, country-by-country reports for the 2016 and 2017 tax periods. Any such reports will be exchanged for the first time in 2018.
Automatic exchange of information in tax matters
On January 1, 2017, the Multilateral Competent Authority Agreement on the Automatic Exchange of Financial Account Information (MCAA) and the Agreement on the Automatic Exchange of Information in Tax Matters (AEOI Agreement) became effective with the EU. The AEOI Agreement applies to all 28 member states of the EU and also Gibraltar. The AEOI Agreement replaces the repealed agreement of October 26, 2004 between the European Community and Switzerland, which together with the relevant Swiss legislation provided measures which were equivalent to those in the repealed EU Savings Directive. The AEOI Agreement also replaces the repealed bilateral agreements on final withholding taxes of Switzerland with the UK and Austria. These three repealed agreements continue to apply in respect of income and gains before January 1, 2017. In addition to the AEOI Agreement, Switzerland has concluded a number of bilateral agreements on the automatic exchange of information (AEOI) based on the MCAA, including with Argentina, Australia, Brazil, Canada, Chile, China, Colombia, Costa Rica, Greenland, Iceland, India, Indonesia, Israel, Japan, Lichtenstein, Malaysia, Mexico, New Zealand, Norway, Russia, Saudi Arabia, South Africa, South Korea, United Arab Emirates, Uruguay, and a number of other jurisdictions. The agreements became effective on January 1, 2017 or January 1, 2018. In September 2017 and December 2017, legislation passed the first and the second chamber of the Swiss Parliament, respectively, authorizing the Swiss Federal Council to implement AEOI with another 41 states and territories (among others, Saudi Arabia, China and Russia). These AEOI bilateral agreements are expected to be implemented in 2018, with the first set of data exchanged in late 2019. The legislation includes a review mechanism, which requires the Swiss Federal Council, before the first information exchange with these countries in 2019, to verify whether these states and territories meet certain standards, in particular, concerning confidentiality and data security, and issue a respective assessment report to a commission of the Swiss Parliament. It further requires the Swiss Federal Council to periodically assess, using a risk based approach, whether these standards continue to be met and to submit reports to the commission. Furthermore, Switzerland has signed bilateral agreements with Hong Kong and Singapore, which will be debated in the Swiss Parliament in 2018 but are being applied provisionally from January 1, 2018.
Based on these agreements and the implementing Federal Act on the International Automatic Exchange of Information in Tax Matters and the implementing Ordinance on the International Automatic Information Exchange, both effective since January 1, 2017, Switzerland collects or will collect data in respect of financial assets and accounts in Switzerland held by or for the benefit of residents of a EU member state or a treaty state from 2017 or 2018, and has begun or will begin to exchange it from 2018 or 2019, depending on the effective date of the relevant agreement.
Withholding tax reforms
On January 1, 2017, the revised Withholding Tax Act entered into force. It extends the exemption of interest paid on contingent convertible bonds and write-down bonds of banks or group companies of finance groups which were approved by FINMA and issued between January 1, 2013 and December 31, 2016, to issuances between January 1, 2017 and December 31, 2021. It also exempts interest paid on total loss-absorbing capacity (TLAC) instruments approved by FINMA for purposes of meeting regulatory requirements which have been or will be issued between January 1, 2017 and December 31, 2021, or have been issued prior to January 1, 2017 where the foreign issuer thereof will be substituted for a Swiss issuer between January 1, 2017 and December 31, 2021.
Stamp tax reforms
On January 1, 2017, the revised Stamp Tax Act entered into force. The revision introduced an exemption from the 1% issuance stamp tax for equity securities in banks or group companies of a financial group issued in connection with the conversion of TLAC instruments into equity, in addition to the exemption for equity securities in banks issued from conversion capital.
Corporate tax reforms
On February 12, 2017, the Swiss people rejected in a public vote the Corporate Tax Reform Act III (CTR III). The act proposed to introduce a patent box, a surplus research and development expense allowance, a notional interest deduction and step-up of basis and to abolish the cantonal tax privileges for holding companies, mixed companies and domicile companies. Switzerland is internationally expected to abolish such tax privileges. In connection with the tax reform, several cantons had announced they planned to cut their statutory corporate income tax rates to approximately 12%, subject to, and simultaneously with, the effectiveness of the reform. On September 6, 2017, the Swiss Federal Council initiated a consultation process on new legislation to reform the Swiss corporate income tax legislation, which ended on December 6, 2017. On March 21, 2018, the Swiss Federal Council submitted the new draft legislation together with its dispatch to the Swiss

Parliament for debate in 2018. The new proposal includes a patent box that is mandatory for all cantons but narrower than the one contained in CTR III, an optional surplus research and development allowance and a step-up in basis, among other measures, but not a notional interest deduction. Following parliamentary debate and approval, the new legislation will be subject to an optional referendum. According to the Swiss Federal Council, if a referendum is not called, certain provisions could enter into force at the beginning of 2019 and most of the remaining provisions could enter into force at the beginning of 2020.
On June 9, 2017, the Swiss Federal Council initiated the consultation proceeding on the proposed Federal Act on Calculation of the Participation Deduction for “Too Big to Fail” Instruments. The consultation ended on September 29, 2017. On February 14, 2018, the Swiss Federal Council transmitted its dispatch and draft bill to the Swiss Parliament for debate and approval. Current legislation requires systemically relevant banks to issue contingent convertible bonds, write-off bonds and bail-in bonds through their top holding company from January 1, 2020 at the latest. Despite the top holding company on-lending the funds internally to direct or indirect subsidiaries, current corporate income tax laws require the top holding company to allocate interest paid under the contingent convertible bonds, write-off bonds or bail-in bonds to the participation exemption for dividends of the top holding company. This reduces the participation exemption for dividends of the top holding company of systemically relevant banks and may lead to materially higher corporate income taxes for such top holding company. This inadvertent consequence of higher corporate income taxes is inconsistent with the “Too Big to Fail” legislation’s objective of strengthening the equity capital of systemically relevant banks. If enacted, the proposed legislation will permit systemically relevant banks to carve-out interest paid in respect of such instruments for purposes of calculating tax exempt net participation income and thereby remedy the effect of higher corporate income taxes from higher interest allocations.
US
In July 2010, the US enacted the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act), which provides a broad framework for regulatory changes. Although rulemaking in respect of many of the provisions of the Dodd-Frank Act has already taken place, implementation will require further rulemaking by different regulators, including the US Department of the Treasury (US Treasury), the Fed, the US Securities and Exchange Commission (SEC), the OCC, the FDIC, the Commodity Futures Trading Commission (CFTC) and the Financial Stability Oversight Council (FSOC), and uncertainty remains about the details of implementation.
ERISA
On April 6, 2016, the US Department of Labor released final rules revising the definition of “fiduciary” for purposes of the US Employee Retirement Income Security Act of 1974, as amended (ERISA), and US Internal Revenue Code (IRC). The revised definition imposes heightened standards of conduct for banks, broker-dealers, and investment advisers when engaging with plans and accounts subject to ERISA and IRC and prohibits transactions viewed as conflicts of interest subject to narrow exceptions and exemptions. The revised definition of fiduciary became effective June 9, 2017; however, the US Department of Labor delayed the applicability of certain proposed exemption conditions and exemption amendments until July 1, 2019 to allow for further consideration of their impact and to determine whether any changes or alternatives would be appropriate. Depending upon the outcome of the US Department of Labor’s review, we may be required to revise our policies, procedures and practices for dealing with such plans and accounts.
Supervision
Credit Suisse is subject to the so-called “Volcker Rule”, which limits the ability of banking entities to sponsor or invest in certain private equity or hedge funds, broadly defined, and to engage in certain types of proprietary trading for their own account. On April 18, 2017, the Federal Reserve Bank of New York approved our request for an extension of the Volcker Rule conformance period for certain of our illiquid fund holdings, extending the period of time for us to divest or conform these investments by five additional years (i.e., until July 21, 2022).
On July 21, 2017, the US banking agencies responsible for implementing the Volcker Rule released guidance providing temporary relief with respect to “foreign excluded funds” that are controlled by a foreign bank and thus could be subjected to the Volcker Rule’s proprietary trading and covered funds restrictions. The guidance provides that for one year (until July 21, 2018), the agencies will not take action with respect to any such foreign excluded fund if the fund satisfies certain criteria (including that the fund is organized outside of the US as part of a bona fide asset management business, is not offered or sold to US investors and that the foreign bank’s investment and/or sponsorship of the fund occurs solely outside of the US).
Derivative regulation
Swap Regulation – Margin requirements
On October 18, 2017, the CFTC issued a comparability determination with respect to margin rules for uncleared derivatives adopted in the EU. This determination concluded that, in general, the margin rules adopted in the EU are comparable to CFTC margin rules for uncleared swaps. Accordingly, non-US swap dealers that do not have a US prudential regulator, including Credit Suisse Securities (Europe) Limited (CSSEL), could comply with comparable EU rules in lieu of the CFTC’s margin rules for uncleared swaps but certain issues about the scope of the comparability determination could limit the ability of CSSEL to rely on it for certain US-facing swaps. Because Credit Suisse Capital LLC (CS Capital) is a US-swap dealer, it generally cannot rely on this comparability determination and must comply with the CFTC’s margin rules for uncleared swaps for all of its in scope swaps transactions. Credit Suisse International (CSI) also does not benefit from this comparability determination as it is subject to the US prudential regulators’ margin rules, and it must comply with the Fed’s margin rules for US-facing uncleared swaps and security-based swaps.
The CFTC’s margin rules for uncleared swaps and the margin rules for uncleared swaps and security-based swaps of the FDIC, the Fed, the OCC, the Farm Credit Administration and the Federal Housing Finance Agency are following a phased implementation schedule, with (i) variation margin requirements having come into effect on September 1, 2016 for trading among the most significant market participants and March 1, 2017 for other covered entities, and (ii) initial margin requirements phasing in annually for different counterparties from September 1, 2016 until September 1, 2020, depending on the notional derivatives exposure of the counterparty and its affiliates during the preceding March, April and May and applying first to trading among the most significant market participants. As a result, these rules began to apply to CSI and CSSEL on September 1, 2016 and for CS Capital on August 15, 2017 once it registered as a swap dealer, for our trading with other large, globally active swap dealers, and then will phase-in over 2016-2020 for our trading with less active counterparties.
Since March 1, 2017, CSI, CSSEL and CS Capital have been required to comply with variation margin requirements with covered entities under the US rules, requiring execution of new margin agreements with all such covered entities in order to continue to trade.
CFTC no-action relief
On July 25, 2017, the CFTC issued a no-action letter extending relief from a staff advisory stating that CFTC “transaction-level” requirements, such as mandatory clearing, mandatory exchange trading, real-time public reporting and external business conduct, apply to a swap between a non-US swap dealer, such as CSI or CSSEL, and another non-US person if the swap is arranged, negotiated or executed by US personnel or agents of the non-US swap dealer. The no-action letter is effective until the effective date of any CFTC action addressing whether a particular “transaction-level” requirement applies to relevant transactions. On October 11, 2016, the CFTC issued a rule proposal that would, if adopted, supersede this no-action letter with regard to external business conduct standards, but the proposal did not address any of the other rules covered by the no-action letter.
On November 30, 2017, the CFTC issued a no-action letter that extends from December 1, 2017 until December 1, 2020 the expiration date for relief from a requirement that certain non-US swap dealers, including CSI and CSSEL, report information about their swaps with non-US counterparties to a US data repository.
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
On December 8, 2017, the CFTC issued an order exempting certain multilateral trading facilities (MTFs) and organized trading facilities (OTFs) authorized within the EU from a requirement to register with the CFTC as swap execution facilities. As a result of this order, US persons, including CS Capital, and non-US persons executing through US-based personnel, which may include CSI and CSSEL, may execute swap transactions on these facilities, including swaps that are subject to the CFTC’s trade execution requirement, provided that such persons comply with other CFTC requirements applicable to such trades.
Regulatory Focus on Cybersecurity
Federal and state regulators, including the Financial Industry Regulatory Authority (FINRA) and the New York Department of Financial Services (DFS), have increasingly focused on cybersecurity risks and responses for regulated entities. For example, on March 1, 2017, the revised DFS cybersecurity regulation became effective. The regulation applies to any licensed person, including DFS-licensed branches of non-US banks, and requires each company to assess its specific risk profile periodically and design a program that addresses its risks “in a robust fashion”, including addressing risks posed by third-party service providers, training and retention of specialized staff to address cybersecurity risks, maintaining systems designed to reconstruct material financial transactions and complying with security requirements for non-public information. Each covered entity must monitor its systems and networks and notify the superintendent of the DFS within 72 hours after it is determined that a material cybersecurity event has occurred. Senior management of the branch is required to file an annual certification confirming compliance with the DFS regulations beginning February 15, 2018. Similarly, FINRA has identified cybersecurity as a significant risk and will assess firms’ programs to mitigate those risks.
On February 21, 2018, the SEC issued expanded interpretative guidance on cybersecurity matters. The interpretative release confirms their prior guidance on the subject from 2011 and highlights requirements under US federal securities laws that public operating companies must pay particular attention to with respect to cybersecurity risks and incidents.
Resolution Regime
On March 24, 2017, the Fed and the FDIC released guidance for the 2018 US resolution plans submitted by the “first wave” foreign filers, including Credit Suisse. Like the guidance issued in 2016 to “first wave” US filers, the new guidance includes additional requirements for more detailed analyses on a number of issues. However, in contrast to the regulators’ evaluations of the “first wave” US filers’ 2015 US resolution plans, no credibility determinations were made for “first wave” foreign filers’ 2015 US resolution plans. Credit Suisse is required to file its next US resolution plan by July 1, 2018.

Tax
On December 22, 2017, the Tax Cuts and Jobs Act was enacted in the US, which revises US corporate income tax law by, among other things, reducing the federal corporate income tax rate from 35% to 21%, effective as of January 1, 2018. The US tax reform required a re-assessment of our deferred tax assets, which resulted in a tax charge recorded in 4Q17, primarily related to our US deferred tax assets. The impact of the US tax reform on our look-through common equity tier 1 (CET1) ratio in 4Q17 was minimal.
The US tax reform also introduced the base erosion and anti-abuse tax (BEAT), effective as of January 1, 2018. It is broadly levied on tax deductions created by certain payments, for example, for interest and services, to affiliated group companies outside the US, in the case where the calculated tax based on a modified taxable income exceeds the amount of ordinary federal corporate income taxes paid. The tax rates applicable for banks are 6% for 2018, 11% for 2019 until 2025 and 13.5% from 2026 onward. On the basis of the current analysis of the BEAT alternative tax regime, we regard it as more likely than not that the Group will not be subject to this regime in 2018. However, there are significant uncertainties in the application of the BEAT and this interpretation will be subject to review once further guidance has been issued by the US Department of Treasury.
EU
The EU, the UK and other national European jurisdictions have also proposed and enacted a wide range of prudential, securities and governance regulations to address systemic risk and to further regulate financial institutions, products and markets. These proposals are at various stages of the EU pre-legislative, legislative rule-making and implementation processes, and their final form and cumulative impact remain uncertain.
Investment services regulation
MiFID II and the Markets in Financial Instruments Regulation (MiFIR) have applied since January 3, 2018. MiFID II and MiFIR have introduced a number of significant changes to the regulatory framework established by the Markets in Financial Instruments Directive (MiFID I), and the European Commission has adopted a number of delegated and implementing measures, which supplement their requirements. In particular, MiFID II and MiFIR have introduced enhanced organizational and business conduct standards that apply to investment firms. These include standards for managing conflicts of interest, best execution and enhanced investor protection. MiFID II has introduced a ban on the receipt of investment research by portfolio managers and providers of independent investment advice unless paid for by clients. MiFID II and MiFIR have also made significant changes to the regulation of markets and market infrastructure in Europe, including the creation of a new category of trading venue, that is, the OTF; measures to direct more trading on to regulated trading venues such as regulated markets, MTFs and OTFs; and an extension of pre- and post-trade transparency requirements to equity-like fixed income and derivative financial instruments. MiFID II and MiFIR have also introduced new safeguards for high frequency and algorithmic trading activities, including, among other things, with respect to requirements to enhance systems, processes and controls for firms engaging in such activities.
MiFIR requires certain derivative contracts to be traded on a regulated market, MTF, OTF or equivalent third country venues. On December 5, 2017, the European Commission released an implementing decision on the equivalence of the legal and supervisory framework applicable to designated market contracts and swap execution facilities in the US. Similarly, on December 8, 2017, the CFTC released an order of exemption from the CFTC’s swap execution facility registration requirements with respect to certain MTFs and OTFs authorized in the EU. It remains unclear whether, notwithstanding the European Commission’s implementing decision and the CFTC’s order, the MiFIR requirements will result in fragmentation between the EU and US markets with respect to derivatives trading.
MiFIR also introduces a trading obligation for shares that requires investment firms to ensure that the trades they undertake in shares admitted to trading on a regulated market, or traded on a trading venue, take place on a regulated market, MTF, systematic internaliser or an equivalent third-country trading venue. On December 13, 2017, the European Commission released an implementing decision recognizing the equivalence of the legal and supervisory framework applicable to national securities exchanges and alternative trading systems registered with the SEC in the US. On December 21, 2017, the European Commission decided to recognize the equivalence of the Swiss legal and supervisory framework for trading venues with that of the EU for a temporary period of one year, which can be extended. The decision allows European securities traders to meet the new MiFID II shares trading obligation on Swiss exchanges until December 31, 2018. The temporary nature of this recognition is subject to continuing debate, including on a political level.
On January 1, 2018, the Regulation on key information documents (or KIDs) for packaged retail and insurance-based investment products (PRIIPs) became applicable in member states. The main aim of the PRIIPs Regulation is to introduce a new, pre-contractual disclosure document (a KID), which is required to be made available to retail consumers when they are offered, or advised about, PRIIPs (which includes a wide range of investment products). The KID is intended to enable retail investors to compare products and make a more informed investment choice.
Benchmarks regulation
On June 30, 2016, the Benchmarks Regulation (BMR), which introduces new rules aimed at ensuring greater accuracy and integrity of benchmarks in financial instruments, entered into force. The BMR sets out various requirements which will govern the activities of benchmark administrators and submitters. The majority of the provisions of the BMR have applied since January 1, 2018. Certain requirements introduced by the BMR have applied to Credit Suisse in its capacity as a contributor to certain critical benchmarks from June 30, 2016. In February 2018, four European Commission Delegated Regulations supplementing the BMR entered into force. The regulations specify, among other things, the criteria for assessing whether certain events would result in significant and adverse impacts on matters including the market integrity and financial stability of one or more member states and the conditions to assess the impact resulting from the cessation of, or change to, existing benchmarks.
Payment services regulation
The Directive on payment services in the internal market (PSD2), the main piece of legislation governing payment services in the EU, came into force on January 12, 2016 and was required to be transposed into their national legislation by the member states by January 13, 2018. Among other things, PSD2 extends the geographical scope of transparency and conduct of business requirements to payments to and from third countries where one of the payment service providers is located in the EU, and to transactions in non-EU currencies that have at least one leg in the EU. In addition, PSD2 has introduced more stringent requirements relating to operational and security risks. Further delegated legislation is expected to be finalized and implemented in 2018 and 2019. In order to comply with the new regime, firms may have to make changes to their payment services terms and conditions, as well as to their systems and processes.
Derivative regulation
On January 4, 2017, the European Commission Delegated Regulation supplementing the European Market Infrastructure Regulation (EMIR) with regard to regulatory technical standards (RTS) for risk mitigation techniques for over-the-counter (OTC) derivatives not cleared by a central counterparty entered into force. The delegated regulation imposes a requirement on financial counterparties and non-financial counterparties above the clearing threshold to collect initial margin and variation margin in respect of non-centrally cleared OTC derivative transactions. The requirements relating to initial margin and variation margin have applied since February 4, 2017 in relation to the largest market participants. Other market participants have become or in the future will become subject to the requirements relating to initial margin through a series of annual phase-in dates, starting September 1, 2017. Requirements relating to variation margin have applied to all financial and non-financial counterparties above the clearing threshold since March 1, 2017.
In order to comply with the new regime for variation margin, firms have had to make significant changes, including negotiating amendments to legal documentation and making appropriate operational arrangements to enable the exchange of variation margin. In common with the other firms, we have put in place plans to achieve full compliance for all in-scope transactions entered into from March 1, 2017. The European supervisory authorities have acknowledged the challenges in complying with the new RTS and announced in November 2017 that they will conduct a review of the RTS, in relation to physically-settled FX forwards, with a view to proposing to exempt certain users of such forwards from the obligation to provide variation margin that entered into effect on January 3, 2018. The precise scope of the exemption is not yet clear. The Financial Conduct Authority (FCA) supported the European supervisory authorities’ statement, including in relation to their recommendation that competent authorities should generally continue to apply their risk-based supervisory powers in their day-to-day enforcement of applicable legislation in a proportionate manner until the RTS are amended.
Although the EU margin rules are generally consistent with rules of other jurisdictions, including the US, material differences remain, in particular in relation to entity and product scope. This could impair the ability of CSI and CSSEL to engage effectively in cross-border derivatives activities. The availability of substituted compliance or equivalence determinations in certain non-EU jurisdictions may help resolve the situation, but there remain many cases in which more than one regime applies and substituted compliance or equivalence is not yet available or otherwise offers only limited assistance. On October 13, 2017, the European Commission adopted an equivalence decision for the CFTC’s margin rules. Some current substituted compliance or equivalence determinations in non-EU jurisdictions are provisional or temporary measures that could be reduced or eliminated in the future.
On January 5, 2017, ten implementing decisions entered into force relating to the equivalence of the regulatory regimes of India, New Zealand, Brazil, Dubai International Financial Center, United Arab Emirates, Japan, Singapore, Australia and Canada for central counterparties (CCPs) and trading venues under EMIR. The European Securities and Markets Authority (ESMA) announced on March 20, 2017 that it had entered into a memorandum of understanding (MoU) with relevant regulatory authorities in Brazil, Japan, India, Dubai and the United Arab Emirates and on April 18, 2017 with the New Zealand regulatory authorities. These MoUs establish co-operation agreements, including with respect to the exchange of information, for CCPs established in these jurisdictions and which have applied for EU recognition under EMIR. As of January 18, 2018, eleven CCPs and trading venues in these jurisdictions had been recognized in accordance with EMIR.
Prudential regulation
In November 2016, the European Commission published its legislative proposals for the amendment of the Capital Requirements Regulation (CRR) (through an amending Regulation CRR II), the Capital Requirements Directive IV (CRD IV) (through an amending Directive CRD V) and the BRRD (through an amending Directive BRRD II). Political agreement on this legislative package is expected to be reached by end-2018.
CRR II contains, among other things, proposed reforms to the CRR regarding international prudential standards based on the Basel III standards and provisions relating to, among other things, leverage ratio, market risk, counterparty credit risk and large exposures and implementing the Financial Stability Board’s (FSB) TLAC standard. BRRD II is expected to revise the existing EU regime relating to the minimum requirement for own funds and eligible liabilities (MREL) to align it with the TLAC standard and to introduce, among other things, changes to the contractual recognition of bail-in and a new moratorium power for competent authorities.
In addition, the CRD V proposal includes a requirement for non-EU groups that are G-SIBs, which have two or more bank or investment firm subsidiaries in the EU, to establish an intermediate parent undertaking in the EU.
Data protection regulation
The General Data Protection Regulation (GDPR) will be fully applicable beginning May 25, 2018. It replaces the existing data protection law in the EU under the Data Protection Directive 95/46/EC. The GDPR applies to the processing of personal data in the context of our EU establishments as well as in relation to the processing of personal data of individuals in the EU by our non-EU establishments to the extent such non-EU establishments are offering products and/or services to EU customers. The GDPR imposes a number of new compliance obligations and enhances the rights of individuals and their ability to control the processing of their personal data. In accordance with the GDPR, we have appointed a Data Protection Officer who will be responsible for providing advice in connection with, and monitoring our compliance with, the GDPR. The GDPR grants broad enforcement powers to supervisory authorities, including the potential to levy significant administrative fines for non-compliance.
Additionally, in December 2017 the European Banking Authority (EBA) produced its final guidance for the use of cloud service providers by financial institutions. The EBA recommendations, which are applicable as of July 1, 2018 and build on the existing guidelines on outsourcing developed by the Committee of European Banking Supervisors, provide additional clarity on cloud computing and address five key areas: the security of data and systems, the location of data and data processing, access and audit rights, chain outsourcing, and contingency plans and exit strategies.
UK
BREXIT
On June 23, 2016, voters in the UK voted to leave the EU in a non-binding referendum. On March 16, 2017, the European Union (Notification of Withdrawal) Bill was enacted and on March 29, 2017, the UK government submitted the formal notification under Article 50 of the Lisbon Treaty to the European Council of the intention of the UK to withdraw from the EU. Negotiations have commenced on a withdrawal agreement, which may include an agreement on a transition period. This process may include the renegotiation, either during a transitional period or more permanently, of a number of regulatory and other arrangements between the EU and the UK that directly impact our business. Unless all EU member states agree to an extension, the deadline for the conclusion of the withdrawal agreement under Article 50 is March 29, 2019. If a withdrawal agreement is concluded, the UK will leave the EU on the date the agreement comes into force. If no withdrawal agreement is concluded, the UK will leave the EU at midnight on March 29, 2019.
Credit Suisse is working to address the implications of the consequences of these changes and to minimize disruption for our clients. Adverse changes to any of these arrangements, and even uncertainty over potential changes during any period of negotiation, could potentially impact our results in the UK or other markets we serve.
Regulatory framework
The principal regulatory structures that apply to our operations are discussed below.
Global initiatives
Total Loss-Absorbing Capacity
On November 9, 2015, the FSB issued the final TLAC standard for G-SIBs, which will become effective on January 1, 2019, subject to a phase-in until January 1, 2022. In order for this new standard to become effective, it must be implemented under local law in relevant jurisdictions. The purpose of the standard is to enhance the ability of regulators to recapitalize a G-SIB at the point of non-viability in a manner that minimizes systemic disruption, preserves critical functions and limits the exposure of public sector funds. TLAC-eligible instruments will include instruments that count towards satisfying minimum regulatory capital requirements, as well as long-term unsecured debt instruments that have remaining maturities of no less than one year, are subordinated by statute, corporate structure or contract to certain excluded liabilities, including deposits, are held by unaffiliated third parties and meet certain other requirements. Excluding any applicable regulatory capital buffers that are otherwise required, the minimum TLAC requirement will be at least 16% of a G-SIB’s RWA as of January 1, 2019, and increase to at least 18% as of January 1, 2022. In addition, the minimum TLAC requirement must be at least 6% of the >>>Basel III leverage ratio denominator as of January 1, 2019, and at least 6.75% as of January 1, 2022.
In the US, the Fed adopted final rules on December 15, 2016 that implement the FSB’s TLAC standard in the US. The final rules require, among other things, the US intermediate holding companies (IHCs) of non-US G-SIBs, such as Credit Suisse’s US IHC, to maintain minimum amounts of “internal” TLAC, which would include minimum levels of tier 1 capital and long-term debt satisfying certain eligibility criteria, and a related TLAC buffer commencing January 1, 2019. Credit Suisse’s US IHC would be required to issue all such TLAC instruments to a foreign parent entity (a non-US entity that controls the intermediate holding company) or another foreign affiliate that is wholly owned by its foreign parent. The final rules also impose limitations on the types of financial transactions in which Credit Suisse’s US IHC can engage.
In the UK, on November 8, 2016, the Bank of England published the final version of its statement of policy on its approach to establishing the requirement under the BRRD for certain UK entities, including CSI and CSSEL, to maintain the MREL requirement. Similar to the FSB’s TLAC standard, the MREL requirement obliges firms within the scope of the BRRD to maintain a minimum level of own funds and liabilities that can be bailed in. The statement of policy reflects both the TLAC standards and the requirements of the EBA’s Regulatory Technical Standards on MREL. It does not set TLAC requirements in addition to MREL. On October 2, 2017, the Bank of England published a consultation paper on its approach to setting a minimum requirement for MREL within groups (also known as internal MREL), broadly consistent with the FSB’s internal TLAC requirements. The Bank of England set out, among other things, the scope of internal MREL and the criteria that instruments must meet to qualify as internal MREL resources. The Bank of England proposed that interim internal MREL should apply from January 1, 2019 for material subsidiaries of G-SIBs and from January 1, 2020 for other firms. End-state internal MREL requirements will apply from January 1, 2022.
ISDA Resolution Stay Protocols
On November 12, 2015, ISDA launched the ISDA 2015 Universal Resolution Stay Protocol (ISDA 2015 Universal Protocol) and Credit Suisse voluntarily adhered to the ISDA 2015 Universal Protocol at the time of its launch. By adhering to the ISDA 2015 Universal Protocol, parties agree to be bound by, or “opt in”, to certain existing and forthcoming special resolution regimes to ensure that cross-border derivatives and securities financing transactions are subject to statutory stays on cross-default and early termination rights in the event a bank counterparty enters into resolution, regardless of its governing law. These stays are intended to facilitate an orderly resolution of a troubled bank. Statutory resolution regimes have been implemented in several jurisdictions, including Switzerland, the US and the EU. These regimes provide resolution authorities with a broad set of tools and powers to resolve a troubled bank, including the ability to temporarily stay, and under certain circumstances permanently override, the termination rights of counterparties of a bank and its affiliates in the event the bank enters into resolution. The ISDA 2015 Universal Protocol introduces similar stays and overrides in the event that an affiliate of an adhering party becomes subject to proceedings under the US Bankruptcy Code, under which no such stays or overrides currently exist.
Although other large banking groups have also adhered to the ISDA 2015 Universal Protocol, it is anticipated that buy-side or end-user counterparties of Credit Suisse will not voluntarily give up early termination rights and will therefore not adhere to the ISDA 2015 Universal Protocol. In order to expand the scope of parties and transactions covered by the ISDA 2015 Universal Protocol or similar contractual arrangements, the G20 committed to introducing regulations requiring large banking groups to include ISDA 2015 Universal Protocol-like provisions in certain financial contracts when facing counterparties under foreign laws. Certain G20 member nations, including the US, introduced such requirements in 2015, 2016 and 2017.
In Switzerland, the Swiss Federal Council introduced amendments to the Banking Ordinance that will require banks, including Credit Suisse, to include terms in certain of their contracts (and in certain contracts entered into by their subsidiaries) that are not governed by Swiss law or that provide for jurisdiction outside of Switzerland that ensure that FINMA’s stay powers under the Bank Law would be enforceable with respect to such contracts. These requirements have been set forth in the Banking Ordinance since January 1, 2016. FINMA is responsible for determining the appropriate time for complying with this requirement in line with international standards as well as the contracts that are in scope. To this end, a partial revision of the FINMA Banking Insolvency Ordinance entered into effect on April 1, 2017 (see the Recent Regulatory Developments and Proposals section above discussing the Swiss development).
In the UK, the Prudential Regulation Authority (PRA) published final rules in November 2015 requiring UK entities, including CSI and CSSEL, to ensure that their counterparties under a broad range of financial arrangements are subject to the stays on early termination rights under the UK Banking Act that would be applicable upon their resolution. UK entities have been required to comply with these rules from June 1, 2016 for contracts where the counterparty is a credit institution or an investment firm, and from January 1, 2017 in respect of contracts with all other counterparties.
ISDA has developed another protocol, the ISDA Resolution Stay Jurisdictional Modular Protocol to facilitate market-wide compliance with these new requirements by both dealers, such as Credit Suisse, and their counterparties.
In the US, in 2017, the Fed, the FDIC and the OCC each issued final rules designed to improve the resolvability of US headquartered G-SIBS and the US operations of non-US G-SIBs, such as our US operations. Covered “qualified financial contracts” must be conformed to the rules’ requirements starting January 1, 2019, with full compliance by January 1, 2020 (see the Recent Regulatory Developments and Proposals section above discussing the US development). It is expected that the ISDA will produce a protocol to facilitate compliance by the broader market with the Fed’s final requirements.
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
In addition, Switzerland has stringent anti-corruption and anti-bribery laws related to Swiss and foreign public officials as well as persons in the private sector.
Compensation design and its implementation and disclosure have been required to comply with standards promulgated by FINMA under its Circular on Remuneration Schemes, as updated from time to time.
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
Resolution regime
The FINMA Banking Insolvency Ordinance governs resolution (i.e., restructuring or liquidation) procedures of Swiss banks and securities dealers, such as Credit Suisse AG and Credit Suisse (Schweiz) AG, and of Swiss-domiciled parent companies of financial groups, such as Credit Suisse Group AG, and certain other unregulated Swiss-domiciled companies belonging to financial groups. Instead of prescribing a particular resolution concept, the FINMA Banking Insolvency Ordinance provides FINMA with a significant amount of authority and discretion in the case of resolution, as well as various restructuring tools from which FINMA may choose.
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
If FINMA were to open restructuring proceedings with respect to Credit Suisse AG, Credit Suisse (Schweiz) AG or Credit Suisse Group AG, it would have discretion to take decisive actions, including (i) transferring the assets of the banks or Credit Suisse Group AG, as applicable, or a portion thereof, together with its debt and other liabilities, or a portion thereof, and contracts, to another entity, (ii) staying (for a maximum of two working days) the termination of, and the exercise of rights to terminate netting rights, rights to enforce or dispose of certain types of collateral or rights to transfer claims, liabilities or certain collateral, under contracts to which the banks or Credit Suisse Group AG, as applicable, is a party, (iii) converting the debt of the banks or Credit Suisse Group AG, as applicable, into equity (debt-to-equity swap), and/or (iv) partially or fully writing off the obligations of the banks or Credit Suisse Group AG, as applicable (>>>haircut).
Prior to any debt-to equity swap or haircut, outstanding equity capital and debt instruments issued by Credit Suisse AG, Credit Suisse (Schweiz) AG or Credit Suisse Group AG that are part of its regulatory capital (including outstanding high trigger capital instruments and low trigger capital instruments) must be converted or written-off (as applicable) and cancelled. Any debt-to-equity swap, (but not any haircut) would have to follow the hierarchy of claims to the extent such debt is not excluded from such conversion by the FINMA Banking Insolvency Ordinance. Contingent liabilities of Credit Suisse AG, Credit Suisse (Schweiz) AG or Credit Suisse Group AG such as guarantees could also be subjected to a debt-to-equity swap or a haircut, to the extent amounts are due and payable thereunder at any time during restructuring proceedings.
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
Our New York Branch is licensed by the New York Superintendent of Financial Services (Superintendent), examined by the DFS, and subject to laws and regulations applicable to a foreign bank operating a New York branch. Under the New York Banking Law, our New York Branch must maintain eligible assets with banks in the state of New York. The amount of eligible assets required, which is expressed as a percentage of third-party liabilities, could increase if our New York Branch is no longer designated well rated by the Superintendent.
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
As mentioned above, Credit Suisse is also subject to the so-called “Volcker Rule”, which limits the ability of banking entities to sponsor or invest in certain private equity or hedge funds, broadly defined, and to engage in certain types of proprietary trading for their own account. These restrictions are subject to certain exclusions and exemptions, including with respect to underwriting, market-making, risk-mitigating hedging and certain asset and fund management activities, and with respect to certain transactions and investments occurring solely outside of the US. The Volcker Rule requires banking entities to establish an extensive array of compliance policies, procedures and quantitative metrics reporting designed to ensure and monitor compliance with restrictions under the Volcker Rule. It also requires an annual attestation either by the CEO of the top-tier foreign banking organization or the senior management officer in the US as to the implementation of a compliance program reasonably designed to achieve compliance with the Volcker Rule. The Volcker Rule’s implementing regulations became effective in April 2014 and Credit Suisse was generally required to come into compliance with the Volcker Rule by July 2015, with the exception of “legacy” investments in, and bank relationships with, certain private funds, that were in place prior to December 31, 2013, for which the Fed extended the compliance deadline to July 21, 2017. Credit Suisse has implemented a Volcker Rule compliance program reasonably designed to satisfy the requirements of the Volcker Rule. The Volcker Rule’s implementing regulations are highly complex and may be subject to further regulatory interpretation and guidance, and its full impact will not be known with certainty for some time.
Fed regulations implementing the Dodd-Frank Act required Credit Suisse to create a single US IHC to hold all of its US subsidiaries with limited exceptions by July 1, 2017. The IHC requirement does not apply to the New York Branch. Credit Suisse’s US IHC is subject to US risk-based capital and leverage requirements that are largely consistent with the Basel III framework published by the >>>Basel Committee on Banking Supervision (BCBS), though they diverge in several important respects due to the requirements of the Dodd-Frank Act, and is subject to capital planning and capital stress testing requirements under the Dodd-Frank Act and the Fed’s annual Comprehensive Capital Analysis and Review. Credit Suisse’s US IHC will also be subject to additional requirements under the Fed’s final TLAC framework for IHCs, described above. In addition, both Credit Suisse’s US IHC itself and the combined US operations of Credit Suisse (including Credit Suisse’s US IHC and the New York Branch) are subject to other new prudential requirements, including with respect to liquidity risk management, separate liquidity buffers for each of Credit Suisse’s US IHC and the New York Branch, and stress testing. Under proposals that remain under consideration, Credit Suisse’s US IHC and the combined US operations of Credit Suisse may become subject to limits on credit exposures to any single counterparty, and the combined US operations of Credit Suisse may also become subject to an early remediation regime which could be triggered by risk-based capital, leverage, stress tests, liquidity, risk management and market indicators. The Fed has also indicated that it is considering future rulemakings that could apply the US rules implementing the Basel III liquidity coverage ratio (LCR) and net stable funding ratio (NSFR) to the US operations of certain large foreign banking organizations. On April 5, 2017, Credit Suisse’s US IHC filed its first annual capital plan with the Fed pursuant to the Fed’s capital planning and IHC rules.
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
Broker-dealer and asset management regulation and supervision
Our US broker-dealers are subject to extensive regulation by US regulatory authorities. The SEC is the federal agency primarily responsible for the regulation of broker-dealers, investment advisers and investment companies. In addition, the US Treasury has the authority to promulgate rules relating to US Treasury and government agency securities, the Municipal Securities Rulemaking Board (MSRB) has the authority to promulgate rules relating to municipal securities, and the MSRB also promulgates regulations applicable to certain securities credit transactions. In addition, broker-dealers are subject to regulation by securities industry self-regulatory organizations, including FINRA, and by state securities authorities.
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
Our US broker-dealers are also subject to the SEC’s net capital rule, which requires broker-dealers to maintain a specified level of minimum net capital in relatively liquid form. Compliance with the net capital rule could limit operations that require intensive use of capital, such as underwriting and trading activities and the financing of customer account balances and also could restrict our ability to withdraw capital from our broker-dealers. Most of our US broker-dealers are also subject to additional net capital requirements of FINRA and, in some cases, other self-regulatory organizations.
Our securities and asset management businesses include legal entities registered and regulated as a broker-dealer and investment adviser by the SEC. The SEC-registered mutual funds that we advise are subject to the Investment Company Act of 1940. For pension fund customers, we are subject to ERISA and similar state statutes.
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
Derivative regulation and supervision
The CFTC is the federal agency primarily responsible for the regulation of futures commission merchants, commodity pool operators and commodity trading advisors. With the effectiveness of the Dodd-Frank Act, these CFTC registration categories were expanded to include persons engaging in a relevant activity with respect to swaps, and registration categories were added for swap dealers and major swap participants. For futures and swap activities, these CFTC registrants are subject to futures industry self-regulatory organizations such as the National Futures Association (NFA).
Each of CSI, CSSEL and CS Capital is registered with the CFTC as a swap dealer as a result of its applicable swap activities and is therefore subject to requirements relating to reporting, record-keeping, swap confirmation, swap portfolio reconciliation and compression, mandatory clearing, mandatory exchange-trading, swap trading relationship documentation, external business conduct, risk management, chief compliance officer duties and reports, internal controls and margin requirements. However, where permitted by comparability determinations by the CFTC or in reliance on no-action letters issued by the CFTC, non-US swap dealers, including CSI and CSSEL, can comply with certain requirements through substituted compliance with EU regulations.
On October 11, 2016, the CFTC issued a rule proposal that would, if adopted, expand the cross-border application of swap dealer and major swap participant registration to encompass the foreign consolidated subsidiaries of US companies, foreign counterparties of those foreign consolidated subsidiaries, and foreign counterparties of foreign branches of US swap dealers and guaranteed affiliates of US swap dealers. If adopted, this expansion could adversely affect our competitive position by inhibiting our ability to do business with the foreign operations of US multinational companies through our currently unregistered entities, including Credit Suisse AG.
On December 2, 2016, the CFTC proposed capital requirements for non-bank swap dealers, which, once adopted, would apply to CSSEL and CS Capital. Under the proposal, CSSEL and CS Capital could elect whether to satisfy capital requirements based on Fed rules implementing Basel capital requirements or SEC rules similar to the capital requirements currently applicable to US broker-dealers, but in each case they would be subject to an additional capital requirement based on 8% of the initial margin required for their derivatives positions. If the CFTC found EU capital requirements to be comparable, CSSEL could satisfy the CFTC’s requirements through “substituted compliance” with EU requirements. If the CFTC did not grant that comparability determination, however, CSSEL would face a significant competitive disadvantage relative to non-US competitors not subject to CFTC capital requirements due to the additional capital required under the CFTC’s rules as proposed and the burdens associated with satisfying duplicative capital regimes.
One of our US broker-dealers, Credit Suisse Securities (USA) LLC, is also registered as a futures commission merchant and subject to the capital, segregation and other requirements of the CFTC and the NFA.
Our asset management businesses include legal entities registered and regulated as commodity pool operators and commodity trading advisors by the CFTC and the NFA.
On December 5, 2016, the CFTC proposed rules that would establish aggregate position limits for certain physical commodity futures contracts and economically equivalent swaps and narrow the scope of existing hedging exemptions from position limits. If adopted as proposed, these position limit rules would require us to develop a costly compliance infrastructure and could reduce our ability to participate in the commodity derivatives markets, both directly and on behalf of our clients.
In addition, it is possible the SEC will finalize or re-propose some of its rules implementing the derivatives provisions of the Dodd-Frank Act during 2018. However, the timing remains unclear. While the SEC’s proposals have largely paralleled many of the CFTC’s rules, significant differences between the final CFTC and SEC rules could materially increase the compliance costs associated with, and hinder the efficiency of, our equity and credit derivatives businesses with US persons. For example, significant differences between the SEC rules regarding capital, margin and segregation requirements for OTC derivatives and related CFTC rules, as well as the cross-border application of SEC and CFTC rules, could have such effects. In particular, SEC rules applying public transaction reporting and external business conduct requirements to security-based swaps between non-US persons that are arranged, negotiated or executed by US personnel could discourage non-US counterparties from interacting with our US personnel, unless the SEC permits substituted compliance with non-US reporting or business conduct requirements. The SEC requirements, as currently finalized, would take effect upon or shortly after security-based swap dealer registration, which will not be required until after the SEC completes several other pending rulemakings relating to security-based swap dealer regulation.
FATCA
The Foreign Account Tax Compliance Act (FATCA) became law in the US on March 18, 2010. The legislation requires foreign financial institutions (FFIs) (such as Credit Suisse) to enter into an FFI agreement and agree to identify and provide the US Internal Revenue Service (IRS) with information on accounts held by US persons and certain US-owned foreign entities, or otherwise face 30% withholding tax on withholdable payments. In addition, FFIs that have entered into an FFI agreement will be required to withhold on such payments made to FFIs that have not entered into an FFI agreement, account holders who fail to provide sufficient information to classify an account as a US or non-US account, and US account holders who do not agree to the FFI reporting their account to the IRS. Switzerland and the US entered into a “Model 2” intergovernmental agreement to implement the reporting and withholding tax provisions of FATCA that became effective on June 2, 2014. FATCA requirements entered into force on July 1, 2014. The intergovernmental agreement enables FFIs in Switzerland to comply with FATCA while remaining in compliance with Swiss law. Under the agreement, US authorities may ask Swiss authorities for administrative assistance in connection with group requests where consent to provide information regarding potential US accounts is not provided to the FFI. The Swiss Federal Council announced on October 8, 2014 that it intends to negotiate a Model 1 intergovernmental agreement that would replace the existing agreement, and that would instead require FFIs in Switzerland to report US accounts to the Swiss authorities, with an AEOI between Swiss and US authorities. Complying with the required identification, withholding and reporting obligations requires significant investment in an FFI’s compliance and reporting framework. It is unclear when negotiations will continue for the Model 1 intergovernmental agreement and when any new regime would come into force. We are continuing to follow developments regarding FATCA closely and are coordinating with all relevant authorities.
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
In addition, the Dodd-Frank Act and related rules promulgated by the Fed and the FDIC require bank holding companies with total consolidated assets of USD 50 billion or more, such as us, and certain designated non-bank financial firms to submit periodically to the Fed and the FDIC resolution plans describing the strategy for rapid and orderly resolution under the US Bankruptcy Code or other applicable insolvency regimes, though such plans may not rely on the Orderly Liquidation Authority.
EU
Financial services regulation and supervision
Our European banks, investment firms and fund managers are subject to extensive regulation by EU and national regulatory authorities, whose requirements are increasingly imposed under EU directives and regulations aimed at increasing integration and harmonization in the European market for financial services. While regulations have immediate and direct effect in EU member states, directives must be implemented through national legislation. As a result, the terms of implementation of directives are not always consistent from country to country. In response to the financial crisis and in order to strengthen European supervisory arrangements, the EU established the European Systemic Risk Board, which has macro-prudential oversight of the financial system. The EU has also established three supervisory authorities responsible for promoting greater harmonization and consistent application of EU legislation by national regulators: EBA, ESMA and the European Insurance and Occupational Pensions Authority.
The Basel III capital framework is implemented in the EU by the CRD IV and the CRR (together, the CRD IV package). The CRD IV package comprises a single prudential rule book for banks and investment firms and establishes corporate governance and remuneration requirements, including a cap on variable remuneration for EU banks and investment firms.
Other EU legislation governs the provision of investment services and payment services (see the Recent Regulatory Developments and Proposals section above discussing the EU developments), derivative and securities financing activities, fund management, and the administration and use of, and contributions to, benchmarks.
Within the eurozone, banks are supervised within the Single Supervisory Mechanism. This empowers the European Central Bank (ECB) to act as a single supervisor for banks in the 17 eurozone countries and for certain non-eurozone countries which may choose to participate in the Single Supervisory Mechanism.
The Fourth EU Anti-Money Laundering Directive (MLD4) entered into force on June 25, 2015 and was required to be transposed by member states by June 26, 2017. MLD4 introduced a series of reforms, including updated and refined requirements relating to the information that a financial institution must obtain and hold in a central register relating to the beneficial ownership of its customers, new precautions for dealing with politically exposed persons, a reshaped risk-based approach for customer due diligence, and increased fines for serious, repeated or systematic breaches of requirements under the directive. The European Commission published a proposed Fifth Money Laundering Directive (MLD5) on July 5, 2016, which would introduce a series of reforms to the existing MLD4, including a new requirement for EU member states to establish central mechanisms to identify holders and controllers of bank and payment accounts and the extension of requirements to virtual currency exchange platforms and custodian wallet providers. It is unclear when MLD5 will be formally adopted.
Resolution regime
The BRRD establishes a framework for the recovery and resolution of credit institutions and investment firms. The BRRD introduces requirements for recovery and resolution plans, provides for bank resolution tools, including bail-in for failing banks, and establishes country-specific bank resolution financing arrangements. In addition, as part of their powers over banks in resolution, resolution authorities are empowered to replace a bank’s senior management, transfer a bank’s rights, assets and liabilities to another person, take a bank into public ownership, and close out and terminate a bank’s financial contracts or derivatives contracts. Banks are required to produce recovery plans, describing proposed arrangements to permit them to restore their viability, while resolution authorities are empowered to produce resolution plans which describe how a bank may be resolved in an orderly manner, were it to fail.
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
The BRRD also requires banks to hold a certain amount of bail-inable loss-absorbing capacity at both individual and consolidated levels. This requirement is known as the MREL, and is conceptually similar to the TLAC framework.
The BRRD applies to all Credit Suisse EU entities, including branches of the Bank. The Single Resolution Mechanism Regulation, which came into force on August 19, 2014, established the Single Resolution Board as the resolution authority in charge of Banks in the eurozone. Since January 1, 2016, the Single Resolution Board has had full resolution powers, including bail-in.
UK
Banking regulation and supervision
The principal statutory regulators of financial services activity in the UK are the PRA, a part of the Bank of England, which is responsible for the micro-prudential regulation of banks and larger investment firms, and the FCA, which regulates markets, the conduct of business of all financial firms, and the prudential regulation of firms not regulated by the PRA. In addition, the Financial Policy Committee of the Bank of England is responsible for macro-prudential regulation.
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
Our London Branch is required to comply principally with Swiss home country regulation. However, as a response to the global financial crisis, the PRA made changes to its prudential supervision rules in its Handbook of Rules and Guidance, applying a principle of “self-sufficiency”, such that CSI, CSSEL and Credit Suisse (UK) Limited are required to maintain adequate liquidity resources, under the day-to-day supervision of the entity’s senior management, held in a custodian account in the name of the entity, unencumbered and attributed to the entity balance sheet. In addition, the PRA requires CSI, CSSEL and Credit Suisse (UK) Limited to maintain a minimum capital ratio and to monitor and report large exposures in accordance with the rules implementing CRD IV.
With effect from January 1, 2014, CRD IV replaced the previous CRD with new measures implementing Basel III and other requirements. The PRA is also responsible for approval of certain models with respect to regulatory capital requirements of our UK subsidiaries.
The PRA has implemented the requirements of CRD IV relating to staff remuneration and imposed a 1:1 cap on variable remuneration which can rise to 1:2 with explicit shareholder approval.
The UK Financial Services Act 2013 (Banking Reform Act), enacted in December 2013, establishes a more stringent regulatory regime for senior managers and specified risk takers in a bank or PRA authorized investment firm; it also makes reckless misconduct in the management of a bank a criminal offense. These rules impact our UK entities, such as CSI and CSSEL.
Broker-dealer and asset management regulation and supervision
Our London bank and broker-dealer subsidiaries are authorized under the Financial Services and Markets Act 2000 (FSMA) and are subject to regulation by the PRA and FCA. In addition, our asset management companies are authorized under the FSMA and are subject to regulation by the FCA. In deciding whether to authorize an investment firm in the UK, the PRA and FCA will consider the threshold conditions, which include suitability and the general requirement for a firm to be fit and proper. The PRA and FCA are responsible for regulating most aspects of an investment firm’s business, including its regulatory capital, sales and trading practices, use and safekeeping of customer funds and securities, record-keeping, margin practices and procedures, registration standards for individuals carrying on certain functions, anti-money laundering systems and periodic reporting and settlement procedures.
Resolution regime
The UK legislation related to the recovery and resolution of credit institutions such as Credit Suisse consists of the special resolution regime (SRR), the PRA recovery and resolution framework and the FCA recovery and resolution requirements, which implement the BRRD in the UK. The UK Banking Act and the related secondary legislation govern the application of the SRR, which grants the UK authorities powers to handle systemically important firms, such as banks, in case of highly likely failure. The UK resolution authority is the Bank of England which is empowered, among other things, to direct firms and their parent undertakings to address or remove barriers to resolvability, to enforce resolution actions and to carry out resolvability assessments of credit institutions. Separately, the PRA and the FCA have the power to require parent undertakings of firms subject to this regime to take actions such as the preparation and submission of group recovery plans or the facilitation of the use of resolution powers.

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
Our liquidity could be impaired if we were unable to access the capital markets, sell our assets or our liquidity costs increase
Our ability to borrow on a secured or unsecured basis and the cost of doing so can be affected by increases in interest rates or credit spreads, the availability of credit, regulatory requirements relating to liquidity or the market perceptions of risk relating to us, certain of our counterparties or the banking sector as a whole, including our perceived or actual creditworthiness. An inability to obtain financing in the unsecured long-term or short-term debt capital markets, or to access the secured lending markets, could have a substantial adverse effect on our liquidity. In challenging credit markets our funding costs may increase or we may be unable to raise funds to support or expand our businesses, adversely affecting our results of operations. Following the financial crisis in 2008 and 2009, our costs of liquidity have been significant and we expect to incur ongoing costs as a result of regulatory requirements for increased liquidity. In addition, on July 27, 2017, the FCA, which regulates the London interbank offered rate (“LIBOR”), announced that the FCA will no longer persuade or compel banks to submit rates for the calculation of the LIBOR benchmark after 2021. As such, LIBOR may be modified and could potentially be discontinued after 2021. Any such developments or future changes in the administration of benchmarks could result in adverse consequences to the return on, value of and market for securities and other instruments whose returns are linked to any such benchmark, including those issued by the Group.
If we are unable to raise needed funds in the capital markets (including through offerings of equity, debt and regulatory capital securities), we may need to liquidate unencumbered assets to meet our liabilities. In a time of reduced liquidity, we may be unable to sell some of our assets, or we may need to sell assets at depressed prices, which in either case could adversely affect our results of operations and financial condition.
Our businesses rely significantly on our deposit base for funding
Our businesses benefit from short-term funding sources, including primarily demand deposits, inter-bank loans, time deposits and cash bonds. Although deposits have been, over time, a stable source of funding, this may not continue. In that case, our liquidity position could be adversely affected and we might be unable to meet deposit withdrawals on demand or at their contractual maturity to repay borrowings as they mature or to fund new loans, investments and businesses.
Changes in our ratings may adversely affect our business
Ratings are assigned by rating agencies. They may lower, indicate their intention to lower or withdraw their ratings at any time. The major rating agencies remain focused on the financial services industry, particularly on uncertainties as to whether firms pose systemic risk in a financial or credit crisis, and on such firms’ potential vulnerability to market sentiment and confidence, particularly during periods of severe economic stress. In January 2016, Moody’s Investors Service lowered its senior long-term debt ratings of Credit Suisse AG and Credit Suisse Group AG by one notch. Any downgrades in our ratings could increase our borrowing costs, limit our access to capital markets, increase our cost of capital and adversely affect the ability of our businesses to sell or market their products, engage in business transactions – particularly financing and >>>derivatives transactions – and retain our clients.
Market risk
We may incur significant losses on our trading and investment activities due to market fluctuations and volatility
Although we continued to strive to reduce our balance sheet and made significant progress in implementing our strategy in 2017, we continue to maintain large trading and investment positions and hedges in the debt, currency and equity markets, and in private equity, hedge funds, real estate and other assets. These positions could be adversely affected by volatility in financial and other markets, that is, the degree to which prices fluctuate over a particular period in a particular market, regardless of market levels. To the extent that we own assets, or have net long positions, in any of those markets, a downturn in those markets could result in losses from a decline in the value of our net long positions. Conversely, to the extent that we have sold assets that we do not own, or have net short positions, in any of those markets, an upturn in those markets could expose us to potentially significant losses as we attempt to cover our net short positions by acquiring assets in a rising market. Market fluctuations, downturns and volatility can adversely affect the >>>fair value of our positions and our results of operations. Adverse market or economic conditions or trends have caused, and in the future may cause, a significant decline in our net revenues and profitability.

Our businesses and organization are subject to the risk of loss from adverse market conditions and unfavorable economic, monetary, political, legal, regulatory and other developments in the countries we operate in
As a global financial services company, our businesses are materially affected by conditions in the financial markets, economic conditions generally and other developments in Europe, the US, Asia and elsewhere around the world. The recovery from the economic crisis of 2008 and 2009 continues to be sluggish in several key developed markets. The European sovereign debt crisis as well as US debt levels and the federal budget process have not been permanently resolved. In addition, commodity price volatility and concerns about emerging markets have affected financial markets. Our financial condition and results of operations could be materially adversely affected if these conditions do not improve, or if they stagnate or worsen. Further, various countries in which we operate or invest have experienced severe economic disruptions particular to that country or region, including extreme currency fluctuations, high inflation, or low or negative growth, among other negative conditions. Concerns about weaknesses in the economic and fiscal condition of certain European countries have continued, especially with regard to how such weaknesses might affect other economies as well as financial institutions (including us) which lent funds to or did business with or in those countries.
Continued concern about European economies, including the refugee crisis and political uncertainty as well as in relation to the UK’s withdrawal from the EU, could cause disruptions in market conditions in Europe and around the world. UK Prime Minister Theresa May initiated the two-year process of negotiations for withdrawal from the EU in March 2017, with an expected date of withdrawal in early 2019 (subject to any transitional arrangements that may be agreed between the EU and the UK). The results of this negotiation and the macroeconomic impact of this decision are difficult to predict and are expected to remain uncertain for a prolonged period. Among the significant global implications of the referendum was the increased uncertainty concerning a potentially more persistent and widespread imposition by central banks of negative interest rate policies. We cannot accurately predict the impact of the UK leaving the EU on Credit Suisse and such impact may negatively affect our future results of operations and financial condition. Our legal entities that are organized or operate in the UK could face limitations on providing services or otherwise conducting business in the EU following the UK’s withdrawal, which may require us to implement potentially significant changes to our legal entity structure and locations in which we conduct certain operations. While the execution of the program evolving the Group’s legal entity structure to meet developing and future regulatory requirements has continued to progress and we have reached a number of significant milestones, this program remains subject to a number of uncertainties that may affect its feasibility, scope and timing. Significant legal and regulatory changes affecting us and our operations may require us to make further changes in our legal structure. The implementation of these changes may require significant time and resources and may potentially increase operational, capital, funding and tax costs as well as our counterparties’ credit risk. The environment of political uncertainty in continental Europe may also affect our business. The popularity of nationalistic sentiments may result in significant shifts in national policy and a move away from European integration and the eurozone. Similar uncertainties exist regarding the impact of proposed changes in US policies on trade, immigration, climate change and foreign relations.
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
Adverse market or economic conditions have also negatively affected our private equity investments since, if a private equity investment substantially declines in value, we may not receive any increased share of the income and gains from such investment (to which we are entitled in certain cases when the return on such investment exceeds certain threshold returns), may be obligated to return to investors previously received excess carried interest payments and may lose our pro rata share of the capital invested. In addition, it could become more difficult to dispose of the investment as even investments that are performing well may prove difficult to exit.
In addition to the macroeconomic factors discussed above, other events beyond our control, including terrorist attacks, cyber attacks, military conflicts, economic or political sanctions, disease pandemics, political unrest or natural disasters could have a material adverse effect on economic and market conditions, market volatility and financial activity, with a potential related effect on our businesses and results.
We may incur significant losses in the real estate sector
We finance and acquire principal positions in a number of real estate and real estate-related products, primarily for clients, and originate loans secured by commercial and residential properties. As of December 31, 2017, our real estate loans as reported to the SNB totaled approximately CHF 144 billion. We also securitize and trade in commercial and residential real estate and real estate-related whole loans, mortgages, and other real estate and commercial assets and products, including >>>CMBS and >>>RMBS. Our real estate-related businesses and risk exposures could be adversely affected by any downturn in real estate markets, other sectors and the economy as a whole. In particular, the risk of potential price corrections in the real estate market in certain areas of Switzerland could have a material adverse effect on our real estate-related businesses.
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
> Refer to “Credit risk” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk coverage and management and “Note 1 – Summary of significant accounting policies”, “Note 9 – Provision for credit losses” and “Note 18 – Loans, allowance for loan losses and credit quality” in VI – Consolidated financial statements – Credit Suisse Group for information on provisions for loan losses and related risk mitigation.
Under certain circumstances, we may assume long-term credit risk, extend credit against illiquid collateral and price derivative instruments aggressively based on the credit risks that we take. As a result of these risks, our capital and liquidity requirements may continue to increase.
Defaults by one or more large financial institutions could adversely affect financial markets generally and us specifically
Concerns or even rumors about or a default by one institution could lead to significant liquidity problems, losses or defaults by other institutions because the commercial soundness of many financial institutions may be closely related as a result of credit, trading, clearing or other relationships between institutions. This risk is sometimes referred to as systemic risk. Concerns about defaults by and failures of many financial institutions, particularly those in or with significant exposure to the eurozone, continued in 2017 and could continue to lead to losses or defaults by financial institutions and financial intermediaries with which we interact on a daily basis, such as clearing agencies, clearing houses, banks, securities firms and exchanges. Our credit risk exposure will also increase if the collateral we hold cannot be realized or can only be liquidated at prices insufficient to cover the full amount of exposure.
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
Risks relating to our strategy
We may not achieve all of the expected benefits of our strategic initiatives
In October 2015, we announced a comprehensive new strategic direction, structure and organization of the Group, which we updated in 2016 and 2017. Our ability to implement our strategic direction, structure and organization is based on a number of key assumptions regarding the future economic environment, the economic growth of certain geographic regions, the regulatory landscape, our ability to meet certain ambitions, objectives and targets, anticipated interest rates and central bank action, among other things. If any of these assumptions (including but not limited to our ability to meet certain ambitions, objectives and targets) prove inaccurate in whole or in part, our ability to achieve some or all of the expected benefits of this strategy could be limited, including our ability to meet our stated financial goals, keep related restructuring charges within the limits currently expected and retain key employees. Factors beyond our control, including but not limited to the market and economic conditions, changes in laws, rules or regulations, execution risk related to the implementation of our strategy and other challenges and risk factors discussed in this report, could limit our ability to achieve some or all of the expected benefits of this strategy. The breadth of the changes that we announced increases the execution risk of our strategy as we continue to work to change the strategic direction of the Group. If we are unable to implement this strategy successfully in whole or in part or should the components of the strategy that are implemented fail to produce the expected benefits, our financial results and our share price may be materially and adversely affected.
> Refer to “Strategy” for further information on our strategic direction.
Additionally, part of our strategy involves a change in focus within certain areas of our business, which may have unanticipated negative effects in other areas of the business and may result in an adverse effect on our business as a whole.
The implementation of our strategy may increase our exposure to certain risks, including but not limited to credit risks, market risks, operational risks and regulatory risks. We also seek to achieve certain ambitions, objectives and targets, for example in relation to cost savings, which may or may not be successful. There is no guarantee that we will be able to achieve these goals in the form described or at all. Finally, changes to the organizational structure of our business, as well as changes in personnel and management, may lead to temporary instability of our operations.
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
> Refer to “Critical accounting estimates” in II – Operating and financial review and “Note 1 – Summary of significant accounting policies” in VI – Consolidated financial statements – Credit Suisse Group for information on these estimates and valuations.
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
We may face significant losses in emerging markets
A key element of our strategy is to scale up our private banking businesses in emerging market countries. Our implementation of that strategy will necessarily increase our existing exposure to economic instability in those countries. We monitor these risks, seek diversity in the sectors in which we invest and emphasize client-driven business. Our efforts at limiting emerging market risk, however, may not always succeed. In addition, various emerging market countries, in particular Brazil during 2017, have experienced and may continue to experience severe economic, financial and political disruptions or slower economic growth than in prior years. In addition, sanctions have been imposed on certain individuals and companies in Russia and further sanctions are possible. The possible effects of any such disruptions may include an adverse impact on our businesses and increased volatility in financial markets generally.
Currency fluctuations may adversely affect our results of operations
We are exposed to risk from fluctuations in exchange rates for currencies, particularly the US dollar. In particular, a substantial portion of our assets and liabilities are denominated in currencies other than the Swiss franc, which is the primary currency of our financial reporting. Our capital is also stated in Swiss francs, and we do not fully hedge our capital position against changes in currency exchange rates. The Swiss franc remained strong against the US dollar and weakened against the euro in 2017.
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
Operational risk
We are exposed to a wide variety of operational risks, including cybersecurity and other information technology risks
Operational risk is the risk of financial loss arising from inadequate or failed internal processes, people or systems or from external events. In general, although we have business continuity plans, our businesses face a wide variety of operational risks, including technology risk that stems from dependencies on information technology, third-party suppliers and the telecommunications infrastructure as well as from the interconnectivity of multiple financial institutions with central agents, exchanges and clearing houses. As a global financial services company, we rely heavily on our financial, accounting and other data processing systems, which are varied and complex. Our business depends on our ability to process a large volume of diverse and complex transactions, including >>>derivatives transactions, which have increased in volume and complexity. We are exposed to operational risk arising from errors made in the execution, confirmation or settlement of transactions or from transactions not being properly recorded or accounted for. Cybersecurity and other information technology risks for financial institutions have significantly increased in recent years. Regulatory requirements in these areas have increased and are expected to increase further.
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
A cyber attack, information or security breach or technology failure could cause the unauthorized release, gathering, monitoring, misuse, loss or destruction of confidential, proprietary and other information relating to Credit Suisse, our clients, vendors, service providers, counterparties or other third parties. Given our global footprint and the high volume of transactions we process, the large number of clients, partners and counterparties with which we do business, our growing use of digital, mobile and internet-based services, and the increasing sophistication of cyber attacks, a cyber attack, information or security breach or technology failure could occur without detection for an extended period of time. In addition, we expect that any investigation of a cyber attack, information or security breach or technology failure will be inherently unpredictable and it may take time before any investigation is complete. During such time, we may not know the extent of the harm or how best to remediate it and certain errors or actions may be repeated or compounded before they are discovered and rectified, all or any of which would further increase the costs and consequences of a cyber attack, information or security breach or technology failure.
If any of our systems do not operate properly or are compromised as a result of cyber attacks, information or security breaches, technology failures, unauthorized access, loss or destruction of data, unavailability of service, computer viruses or other events that could have an adverse security impact, we could be subject to litigation or suffer financial loss not covered by insurance, a disruption of our businesses, liability to our clients, damage to relationships with our vendors, regulatory intervention or reputational damage. Any such event could also require us to expend significant additional resources to modify our protective measures or to investigate and remediate vulnerabilities or other exposures. We may also be required to expend resources to comply with new and increasingly expansive regulatory requirements related to cybersecurity.
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
> Refer to “Note 38 – Litigation” in VI – Consolidated financial statements – Credit Suisse Group for information relating to these and other legal and regulatory proceedings involving our investment banking and other businesses.
It is inherently difficult to predict the outcome of many of the legal, regulatory and other adversarial proceedings involving our businesses, particularly those cases in which the matters are brought on behalf of various classes of claimants, seek damages of unspecified or indeterminate amounts or involve novel legal claims. Management is required to establish, increase or release reserves for losses that are probable and reasonably estimable in connection with these matters, all of which requires significant judgment.
> Refer to “Critical accounting estimates” in II – Operating and financial review and “Note 1 – Summary of significant accounting policies” in VI – Consolidated financial statements – Credit Suisse Group for more information.
Regulatory changes may adversely affect our business and ability to execute our strategic plans
As a participant in the financial services industry, we are subject to extensive regulation by governmental agencies, supervisory authorities and self-regulatory organizations in Switzerland, the EU, the UK, the US and other jurisdictions in which we operate around the world. Such regulation is increasingly more extensive and complex and, in recent years, costs related to our compliance with these requirements and the penalties and fines sought and imposed on the financial services industry by regulatory authorities have all increased significantly and may increase further. These regulations often serve to limit our activities, including through the application of increased or enhanced capital, leverage and liquidity requirements, the addition of capital surcharges for risks related to operational, litigation, regulatory and similar matters, customer protection and market conduct regulations and direct or indirect restrictions on the businesses in which we may operate or invest. Such limitations can have a negative effect on our business and our ability to implement strategic initiatives. To the extent we are required to divest certain businesses, we could incur losses, as we may be forced to sell such businesses at a discount, which in certain instances could be substantial, as a result of both the constrained timing of such sales and the possibility that other financial institutions are liquidating similar investments at the same time.
Since 2008, regulators and governments have focused on the reform of the financial services industry, including enhanced capital, leverage and liquidity requirements, changes in compensation practices (including tax levies) and measures to address systemic risk, including ring-fencing certain activities and operations within specific legal entities. We are already subject to extensive regulation in many areas of our business and expect to face increased regulation and regulatory scrutiny and enforcement. These various regulations and requirements could require us to reduce assets held in certain subsidiaries, inject capital or other funds into or otherwise change our operations or the structure of our subsidiaries and Group. We expect such increased regulation to continue to increase our costs, including, but not limited to, costs related to compliance, systems and operations, as well as affect our ability to conduct certain types of business, which could adversely affect our profitability and competitive position. Variations in the details and implementation of such regulations may further negatively affect us, as certain requirements currently are not expected to apply equally to all of our competitors or to be implemented uniformly across jurisdictions.
For example, the additional requirements related to minimum regulatory capital, leverage ratios and liquidity measures imposed by >>>Basel III, together with more stringent requirements imposed by the Swiss >>>“Too Big To Fail” legislation and its implementing ordinances and related actions by our regulators, have contributed to our decision to reduce >>>risk-weighted assets and the size of our balance sheet, and could potentially impact our access to capital markets and increase our funding costs. In addition, the ongoing implementation in the US of the provisions of the Dodd-Frank Act, including the “Volcker Rule”, >>>derivatives regulation, and other regulatory developments described in “Regulation and supervision”, have imposed, and will continue to impose, new regulatory burdens on certain of our operations. These requirements have contributed to our decision to exit certain businesses (including a number of our private equity businesses) and may lead us to exit other businesses. Recent CFTC and SEC rules and proposals could materially increase the operating costs, including margin requirements, compliance, information technology and related costs, associated with our derivatives businesses with US persons, while at the same time making it more difficult for us to transact derivatives business outside the US. Further, in 2014, the Fed adopted a final rule under the Dodd-Frank Act that created a new framework for regulation of the US operations of foreign banking organizations such as ours. Although the final impact of the rule cannot be fully predicted at this time, it is expected to result in our incurring additional costs and to affect the way we conduct our business in the US, including through our US IHC. Certain of these proposals are not final, and the ultimate impact of any final requirements cannot be predicted at this time. Further, already enacted and possible future cross-border tax regulation with extraterritorial effect, such as FATCA, and other bilateral or multilateral tax treaties and agreements on the automatic exchange of information in tax matters, impose detailed reporting obligations and increased compliance and systems-related costs on our businesses. In addition, the US tax reform enacted on December 22, 2017 introduced substantial changes to the US tax system, including the lowering of the corporate tax rate and the introduction of

BEAT. Additionally, implementation of EMIR and its Swiss counterpart, FMIA, CRD IV, MiFID II and MiFIR reforms may negatively affect our business activities. If Switzerland does not pass legislation that is deemed equivalent to MiFID II in a timely manner or if Swiss regulation already passed is not deemed equivalent to EMIR, Swiss banks, including us, may be limited from participating in businesses regulated by such laws. Finally, we expect that TLAC requirements, which were finalized in Switzerland and the US in 2016 and are being finalized in many other jurisdictions, including the EU, as well as new requirements and rules with respect to the internal total loss-absorbing capacity of G-SIBs (iTLAC), may increase our cost of funding and restrict our ability to deploy capital and liquidity on a global basis as needed when they are implemented.
Further, following the formal notification by the UK of its decision to leave the EU, negotiations have commenced on the withdrawal agreement. This includes the renegotiation, either during a transitional period or more permanently, of a number of regulatory and other arrangements between the EU and the UK that could directly impact our business. Adverse changes to any of these arrangements, and even uncertainty over potential changes during the period of negotiation, could potentially impact our results.
We expect the financial services industry and its members, including us, to continue to be affected by the significant uncertainty over the scope and content of regulatory reform in 2018 and beyond. The uncertainty about the future US regulatory agenda, which includes a variety of proposals to change existing regulations or the approach to regulation of the financial industry, potential changes in regulation following a UK withdrawal from the EU and the results of national elections in Europe may result in significant changes in the regulatory direction and policies applicable to us. Changes in laws, rules or regulations, or in their interpretation or enforcement, or the implementation of new laws, rules or regulations, may adversely affect our results of operations.
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
Swiss resolution proceedings and resolution planning requirements may affect our shareholders and creditors
Pursuant to Swiss banking laws, >>>FINMA has broad powers and discretion in the case of resolution proceedings with respect to a Swiss bank, such as Credit Suisse AG or Credit Suisse (Schweiz) AG, and to a Swiss parent company of a financial group, such as Credit Suisse Group AG. These broad powers include the power to open restructuring proceedings with respect to Credit Suisse AG, Credit Suisse (Schweiz) AG or Credit Suisse Group AG and, in connection therewith, cancel the outstanding equity of the entity subject to such proceedings, convert such entity’s debt instruments and other liabilities into equity and/or cancel such debt instruments and other liabilities, in each case, in whole or in part, and stay (for a maximum of two business days) certain rights under contracts to which such entity is a party, as well as the power to order protective measures, including the deferment of payments, and institute liquidation proceedings with respect to Credit Suisse AG, Credit Suisse (Schweiz) AG or Credit Suisse Group AG. The scope of such powers and discretion and the legal mechanisms that would be utilized are subject to development and interpretation.
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
Changes in monetary policy are beyond our control and difficult to predict
We are affected by the monetary policies adopted by the central banks and regulatory authorities of Switzerland, the US and other countries. The actions of the SNB and other central banking authorities directly impact our cost of funds for lending, capital raising and investment activities and may impact the value of financial instruments we hold and the competitive and operating environment for the financial services industry. Many central banks, including the Fed, have implemented significant changes to their monetary policy or have experienced significant changes in their management and may implement or experience further changes. We cannot predict whether these changes will have a material adverse effect on us or our operations. In addition, changes in monetary policy may affect the credit quality of our customers. Any changes in monetary policy are beyond our control and difficult to predict.
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
Any conversion of our convertible capital instruments will dilute the ownership interests of existing shareholders
Under Swiss regulatory capital rules, we are required to issue a significant amount of contingent capital instruments, certain of which will convert into common equity upon the occurrence of specified triggering events, including our CET1 ratio falling below prescribed thresholds (7% in the case of high-trigger instruments), or a determination by FINMA that conversion is necessary, or that we require extraordinary public sector capital support, to prevent us from becoming insolvent. As of December 31, 2017, we had 2,550,254,054 common shares outstanding and we had already issued in the aggregate an equivalent of CHF 5.9 billion in principal amount of such contingent convertible capital instruments, and we may issue more such contingent convertible capital instruments in the future. The conversion of some or all of our contingent convertible capital instruments due to the occurrence of any of such triggering events will result in the dilution of the ownership interests of our then existing shareholders, which dilution could be substantial. Additionally, any conversion, or the anticipation of the possibility of a conversion, could depress the market price of our ordinary shares.
> Refer to “Contingent convertible capital instruments” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management – Issuances and redemptions for more information on the triggering events related to our contingent convertible capital instruments.
Competition
We face intense competition
We face intense competition in all financial services markets and for the products and services we offer. Consolidation through mergers, acquisitions, alliances and cooperation, including as a result of financial distress, has increased competitive pressures. Competition is based on many factors, including the products and services offered, pricing, distribution systems, customer service, brand recognition, perceived financial strength and the willingness to use capital to serve client needs. Consolidation has created a number of firms that, like us, have the ability to offer a wide range of products, from loans and deposit-taking to brokerage, investment banking and asset management services. Some of these firms may be able to offer a broader range of products than we do, or offer such products at more competitive prices. Current market conditions have resulted in significant changes in the competitive landscape in our industry as many institutions have merged, altered the scope of their business, declared bankruptcy, received government assistance or changed their regulatory status, which will affect how they conduct their business. In addition, current market conditions have had a fundamental impact on client demand for products and services. Some new competitors in the financial technology sector have sought to target existing segments of our businesses that could be susceptible to disruption by innovative or less regulated business models. We can give no assurance that our results of operations will not be adversely affected.
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

Operating and financial review
Operating environment
Credit Suisse
Swiss Universal Bank
International Wealth Management
Asia Pacific
Global Markets
Investment Banking & Capital Markets
Strategic Resolution Unit
Corporate Center
Assets under management
Critical accounting estimates

Operating environment
Global economic growth accelerated significantly in 2017, while inflation generally remained subdued. Global equity markets appreciated strongly during the year, and volatility remained at low levels. Major government bond yields were mixed and generally remained at low levels. The US dollar underperformed against major currencies in 2017 and commodities ended the year higher.
Economic environment
Strong improvements in business and consumer surveys early in 2017 signaled a meaningful economic acceleration in many major economies. After peaking in the first quarter of 2017, US core inflation began to recede markedly before stabilizing again in the second half. Economic momentum in the eurozone was comparably strong, broadly supported by all major economies of the currency union. The inflation environment, on the other hand, remained subdued and showed little evidence that a more sustainable upward trend had begun. Among emerging markets, China’s economic performance beat expectations in the first half of the year, while signs of somewhat slower growth emerged in the second half.
The US Federal Reserve (Fed) continued to raise the target range for the federal funds rate throughout 2017, delivering a total of three 25 basis point hikes. The European Central Bank (ECB) kept monetary policy unchanged in 2017, but announced in October a reduction in the pace of its monthly asset purchases to EUR 30 billion beginning in January 2018. Central banks in most other advanced economies kept monetary policy unchanged as well. The exceptions were the Bank of Canada and the Bank of England, which returned their policy rates to the levels prevailing before their most recent emergency rate cuts in 2015 and 2016, respectively. Monetary policy in emerging markets such as Russia and Brazil eased somewhat, while rate hikes in Mexico and South Korea were the exception.
In 2017, global equities returned more than 18% due to the supportive growth environment and strong corporate earnings. Among developed markets, US and Japanese equities outperformed global equity markets, while Canada, Australia and the eurozone markets underperformed. Emerging market equities was the strongest segment, with a total return of more than 30%, benefitting from the recovery in global growth, easing monetary policy and a weaker US dollar (refer to the charts under “Equity markets”). Among sectors, IT, materials and industrials were the top performers while energy, telecommunications and utilities were the bottom performers in 2017. Equity market volatility, as measured by the Chicago Board Options Exchange Market Volatility Index (VIX), trended lower throughout 2017 to reach historically low levels. Risk appetite, as measured by the Credit Suisse Equity Risk Appetite Index, decreased during the year. The Credit Suisse Hedge Fund Index increased 7.2% in 2017.

In fixed income, despite strong economic momentum, US dollar long-dated government bond yields ended the year broadly unchanged given the subdued inflation pressure. In contrast, US dollar yields on shorter maturities increased further due to a continuation of rate increases by the Fed (refer to the charts under “Yield curves”). As a result, the US dollar yield curve flattened significantly, with the yield differential between 10-year and 2-year US Treasury yields declining. For the euro and the Swiss franc, longer dated yields increased slightly with better growth prospects and signs of a gradual increase in inflation expectations. Reflecting a decrease in the eurozone risk premium, peripheral European bonds outperformed core European sovereigns, with Greece and Portugal leading the trend. In credits, European subordinated financial debt benefited the most from this improved sentiment (refer to the charts under “Credit spreads”). The generally positive risk appetite led to an outperformance of global credits versus government bonds and high yield versus investment grade corporate bonds. In addition to the improved perception towards Europe, emerging market risk premiums also declined meaningfully in 2017. The decline in risk premium led to emerging market currency gains and very strong returns for local bonds in US dollar terms, with the asset class one of the best performing fixed income market segments in 2017.
Among major currencies, the US dollar underperformed in 2017. It depreciated from strong levels at the beginning of 2017, despite the continued tightening of US monetary policy, as disappointing US inflation weighed on it. The euro appreciated the most, following easing political concerns after the French elections, strong economic growth in the eurozone and the ECB’s October announcement on monetary policy plans. The Swiss franc also gained against the US dollar over the year, but depreciated against the euro as economic and political risks in the eurozone receded and safe-haven flows of capital began to reverse. The British pound was also among the strong major currencies in 2017, benefitting from progress in the negotiations on the United Kingdom’s withdrawal from the European Union. In major emerging markets, the Polish zloty, South Korean won and South African rand performed the best, while the Turkish lira was one of the few currencies to depreciate against the US dollar in 2017.
The Credit Suisse Commodities Benchmark ended the year with a positive return of more than 7% after substantial gains in the second half of the year reversed declines suffered in the first half of 2017. Within commodities, industrial metals outperformed following strong global industrial activity and ongoing Chinese supply reforms. Energy markets, specifically crude oil, also recorded price increases, driven by tightening inventories due to production cuts by the Organization of Petroleum Exporting Countries and firm demand. Meanwhile, precious metals benefitted from a weaker US dollar and low US real interest rates. Major agriculture markets recorded losses as already large inventories and another strong world-wide harvest weighed on prices.
Market volumes (growth in % year on year)
2017	Global	Europe
Equity trading volume [1]	2	8
Announced mergers and acquisitions [2]	(2)	7
Completed mergers and acquisitions [2]	(10)	(20)
Equity underwriting [2]	28	48
Debt underwriting [2]	8	12
Syndicated lending – investment grade [2]	(35)	–
1 London Stock Exchange, Borsa Italiana, Deutsche Börse and BME. Global also includes ICE and NASDAQ.
2 Dealogic.
Sector environment
World bank stocks underperformed global equity markets in 2017. European bank stocks outperformed world bank stocks strongly in the first half of 2017, but underperformed in the second half due to a very strong performance by North American bank stocks. At the end of 2017, world bank stocks traded 16.1% higher compared to 2016 (refer to the charts under “Equity markets”).
In private banking, market conditions remained challenging in light of political and economic uncertainty and the persistence of the low interest rate environment. The sector continues to face significant structural pressure as it adapts to industry-specific regulatory changes and tax regularization initiatives. In 2017, the industry experienced supportive equity markets, maintained a long-term fundamental growth trend and saw the continued pursuit of new opportunities and efficiencies arising from digital technology.
In investment banking, global equity trading volumes slightly increased compared to 2016, mainly driven by higher volumes in Europe. Compared to 2016, global announced mergers & acquisitions (M&A) volumes were down by 2%. Global completed M&A volumes also decreased, mainly due to lower volumes in Europe. Global equity underwriting volumes increased 28%, impacted by higher volumes in Europe, which were up 48% compared to 2016. Global debt underwriting increased by 8% compared to 2016. US fixed income volumes were stable compared to 2016.

Credit Suisse
In 2017, we recorded a net loss attributable to shareholders of CHF 983 million. Diluted loss per share was CHF 0.41 and the return on equity attributable to shareholders was (2.3)%. As of the end of 2017, our BIS CET1 ratio was 12.8% on a look-through basis.
Results
	in / end of			% change
	2017	2016	2015	17 / 16	16 / 15
Statements of operations (CHF million)
Net interest income	6,557	7,562	9,299	(13)	(19)
Commissions and fees	11,817	11,092	12,044	7	(8)
Trading revenues	1,317	313	1,340	321	(77)
Other revenues	1,209	1,356	1,114	(11)	22
Net revenues	20,900	20,323	23,797	3	(15)
Provision for credit losses	210	252	324	(17)	(22)
Compensation and benefits	10,177	10,572	11,546	(4)	(8)
General and administrative expenses	6,835	9,770	8,574	(30)	14
Commission expenses	1,430	1,455	1,623	(2)	(10)
Goodwill impairment	0	0	3,797	–	(100)
Restructuring expenses	455	540	355	(16)	52
Total other operating expenses	8,720	11,765	14,349	(26)	(18)
Total operating expenses	18,897	22,337	25,895	(15)	(14)
Income/(loss) before taxes	1,793	(2,266)	(2,422)	–	(6)
Income tax expense	2,741	441	523	–	(16)
Net income/(loss)	(948)	(2,707)	(2,945)	(65)	(8)
Net income/(loss) attributable to noncontrolling interests	35	3	(1)	–	–
Net income/(loss) attributable to shareholders	(983)	(2,710)	(2,944)	(64)	(8)
Statement of operations metrics (%)
Return on regulatory capital	3.9	(4.7)	(4.5)	–	–
Cost/income ratio	90.4	109.9	108.8	–	–
Effective tax rate	152.9	(19.5)	(21.6)	–	–
Earnings per share (CHF)
Basic earnings/(loss) per share	(0.41)	(1.27)	(1.65)	(68)	(23)
Diluted earnings/(loss) per share	(0.41)	(1.27)	(1.65)	(68)	(23)
Return on equity (%)
Return on equity attributable to shareholders	(2.3)	(6.1)	(6.8)	–	–
Return on tangible equity attributable to shareholders [1]	(2.6)	(6.9)	(8.4)	–	–
Balance sheet statistics (CHF million)
Total assets	796,289	819,861	820,805	(3)	0
Risk-weighted assets [2]	271,680	268,045	289,946	1	(8)
Leverage exposure [2]	916,525	950,763	987,628	(4)	(4)
Number of employees (full-time equivalents)
Number of employees	46,840	47,170	48,210	(1)	(2)
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

2 Disclosed on a look-through basis.

Results Summary
2017 results
In 2017, Credit Suisse reported a net loss attributable to shareholders of CHF 983 million compared to a net loss attributable to shareholders of CHF 2,710 million in 2016. The 2017 results included income tax expenses of CHF 2,741 million, mainly reflecting the re-assessment of deferred tax assets with an associated tax charge of CHF 2.3 billion, primarily resulting from a reduction in the US federal corporate tax rate following the enactment of the Tax Cuts and Jobs Act in the US during the fourth quarter of 2017. The 2016 results included net litigation provisions of CHF 2,986 million, primarily relating to the settlement with the US Department of Justice (DOJ) regarding our legacy >>>residential mortgage-backed securities (RMBS) business. In 2017, Credit Suisse reported income before taxes of CHF 1,793 million and an adjusted income before taxes of CHF 2,762 million.
2016 results
In 2016, Credit Suisse reported a net loss attributable to shareholders of CHF 2,710 million compared to CHF 2,944 million in 2015. The 2016 results included net litigation provisions of CHF 2,986 million, primarily related to the settlement with the DOJ regarding our legacy RMBS business. Our 2015 results included a goodwill impairment charge of CHF 3,797 million. In 2016, Credit Suisse reported an adjusted income before taxes of CHF 615 million.
2017 Results
Net revenues
Compared to 2016, net revenues of CHF 20,900 million increased 3%, primarily reflecting higher net revenues in International Wealth Management and Investment Banking & Capital Markets and lower negative net revenues in the Strategic Resolution Unit, partially offset by lower net revenues in Swiss Universal Bank. The increase in net revenues in International Wealth Management was driven by higher recurring commissions and fees, higher transaction- and performance-based revenues and higher net interest income, partially offset by lower other revenues. The increase in net revenues in Investment Banking & Capital Markets was due to higher revenues from debt underwriting and equity underwriting, partially offset by lower revenues in advisory and other fees. The decrease in negative net revenues in the Strategic Resolution Unit was driven by lower negative valuation adjustments, a reduction in overall funding costs and lower exit losses primarily related to the sale of loan and financing portfolios, partially offset by a reduction in fee-based revenues as a result of accelerated business exits. The decrease in net revenues in Swiss Universal Bank was mainly due to gains on the sale of real estate in 2016 of CHF 366 million.
Provision for credit losses
In 2017, we recorded provision for credit losses of CHF 210 million, primarily reflecting provisions of CHF 75 million in Swiss Universal Bank, CHF 32 million in the Strategic Resolution Unit, CHF 31 million in Global Markets and CHF 30 million in Investment Banking & Capital Markets.
Total operating expenses
We reported total operating expenses of CHF 18,897 million in 2017, a decrease of 15% compared to 2016, primarily due to a 30% decrease in general and administrative expenses and a 4% decrease in compensation and benefits. The decrease in general and administrative expenses was primarily due to lower litigation provisions, mainly due to the settlements in 2016 with the DOJ and the National Credit Union Administration Board (NCUA) regarding our legacy >>>RMBS business, and lower professional services fees. The decrease in compensation and benefits was mainly due to lower salaries and lower discretionary compensation expenses.

Income tax expense
In 2017, we recorded income tax expense of CHF 2,741 million. The Credit Suisse effective tax rate was 152.9% in 2017, compared to (19.5)% in 2016. The effective tax rate for 2017 mainly reflected the re-assessment of deferred tax assets, with an associated tax charge of CHF 2.3 billion primarily resulting from the US tax reform, the non-deductible penalty relating to the settlement with the DFS relating to certain areas of our foreign exchange trading business and the impact from recognizing tax contingency accruals, partially offset by the impact of the geographical mix of results. Overall, net deferred tax assets decreased CHF 571 million to CHF 5,128 million during 2017, mainly driven by the re-assessment of deferred taxes, earnings and a foreign exchange impact, partially offset by the adoption of new accounting standards relating to intra-entity asset transfers rules and share-based payment. Net deferred tax assets on net operating losses increased CHF 35 million to CHF 2,213 million during 2017.
US tax reform – Tax Cuts and Jobs Act
The US tax reform enacted on December 22, 2017 resulted in a reduction of the federal corporate income tax rate from 35% to 21%, effective as of January 1, 2018. The US tax reform required a re-assessment of our deferred tax assets, which resulted in a tax charge recorded in the fourth quarter of 2017, primarily related to our US deferred tax assets. The impact of the US tax reform on our look-through common equity tier 1 (CET1) ratio in the fourth quarter of 2017 was minimal.
The reform also introduced the base erosion and anti-abuse tax (BEAT), effective as of January 1, 2018. It is broadly levied on tax deductions created by certain payments, e.g., for interest and services, to affiliated group companies outside the US, in the case where the calculated tax based on a modified taxable income exceeds the amount of ordinary federal corporate income taxes paid. The tax rates applicable for banks are 6% for 2018, 11% for 2019 until 2025 and 13.5% from 2026 onward. On the basis of the current analysis of the BEAT tax regime, we regard it as more likely than not that the Group will not be subject to this regime in 2018. However, there are significant uncertainties in the application of BEAT and this interpretation will be subject to review once further guidance has been issued by the US Department of Treasury.
> Refer to “Note 27 – Tax” in VI – Consolidated financial statements – Credit Suisse Group for further information.
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
Total operating expenses
Compared to 2015, total operating expenses of CHF 22,337 million decreased 14%, primarily reflecting the significant goodwill impairment charge in the fourth quarter of 2015, partially offset by a 52% increase in restructuring expenses, mainly in Global Markets, and the higher net litigation provisions primarily due to the settlements with the DOJ and the NCUA regarding our legacy >>>RMBS business.
Income tax expense
In 2016, we recorded income tax expense of CHF 441 million. The Credit Suisse effective tax rate was (19.5)% in 2016, compared to (21.6)% in 2015. The effective tax rate for 2016 mainly reflected the non-deductible civil monetary penalty relating to the settlement with the DOJ regarding our legacy RMBS business. This impact was partially offset by tax benefits from the geographical mix of results and re-assessment of deferred tax balances, mainly in Switzerland. It also reflected changes in valuation allowances against deferred tax assets, mainly in the UK and Switzerland. Overall, net deferred tax assets decreased CHF 426 million to CHF 5,699 million during 2016.
> Refer to “Note 27 – Tax” in VI – Consolidated financial statements – Credit Suisse Group for further information.

Overview of Results
in / end of	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Corporate Center	Core Results	Strategic Resolution Unit	Credit Suisse
2017 (CHF million)
Net revenues	5,396	5,111	3,504	5,551	2,139	85	21,786	(886)	20,900
Provision for credit losses	75	27	15	31	30	0	178	32	210
Compensation and benefits	1,833	2,216	1,602	2,532	1,268	394	9,845	332	10,177
Total other operating expenses	1,723	1,517	1,158	2,538	472	427	7,835	885	8,720
of which general and administrative expenses	1,375	1,203	831	1,839	423	368	6,039	796	6,835
of which restructuring expenses	59	70	63	150	42	14	398	57	455
Total operating expenses	3,556	3,733	2,760	5,070	1,740	821	17,680	1,217	18,897
Income/(loss) before taxes	1,765	1,351	729	450	369	(736)	3,928	(2,135)	1,793
Return on regulatory capital	13.7	25.8	13.8	3.2	13.7	–	9.3	–	3.9
Cost/income ratio	65.9	73.0	78.8	91.3	81.3	–	81.2	–	90.4
Total assets	228,857	94,753	96,497	242,159	20,803	67,591	750,660	45,629	796,289
Goodwill	610	1,544	1,496	459	633	0	4,742	0	4,742
Risk-weighted assets [1]	65,572	38,256	31,474	58,858	20,058	23,849	238,067	33,613	271,680
Leverage exposure [1]	257,054	99,267	105,585	283,809	43,842	67,034	856,591	59,934	916,525
2016 (CHF million)
Net revenues	5,759	4,698	3,597	5,497	1,972	71	21,594	(1,271)	20,323
Provision for credit losses	79	20	26	(3)	20	(1)	141	111	252
Compensation and benefits	1,937	2,119	1,665	2,725	1,237	277	9,960	612	10,572
Total other operating expenses	1,718	1,438	1,181	2,727	454	482	8,000	3,765	11,765
of which general and administrative expenses	1,375	1,145	836	2,001	424	399	6,180	3,590	9,770
of which restructuring expenses	60	54	53	217	28	7	419	121	540
Total operating expenses	3,655	3,557	2,846	5,452	1,691	759	17,960	4,377	22,337
Income/(loss) before taxes	2,025	1,121	725	48	261	(687)	3,493	(5,759)	(2,266)
Return on regulatory capital	16.5	23.3	13.7	0.4	10.7	–	8.5	–	(4.7)
Cost/income ratio	63.5	75.7	79.1	99.2	85.8	–	83.2	–	109.9
Total assets	228,363	91,083	97,221	239,700	20,784	62,413	739,564	80,297	819,861
Goodwill	623	1,612	1,546	476	656	0	4,913	0	4,913
Risk-weighted assets [1]	65,669	35,252	34,605	51,713	18,027	17,338	222,604	45,441	268,045
Leverage exposure [1]	252,889	94,092	108,926	284,143	45,571	59,374	844,995	105,768	950,763
2015 (CHF million)
Net revenues	5,721	4,552	3,839	6,826	1,787	561	23,286	511	23,797
Provision for credit losses	138	5	35	10	0	(1)	187	137	324
Compensation and benefits	1,985	2,115	1,557	3,105	1,265	351	10,378	1,168	11,546
Total other operating expenses	1,923	1,709	1,870	5,642	836	511	12,491	1,858	14,349
of which general and administrative expenses	1,597	1,429	790	2,322	432	465	7,035	1,539	8,574
Goodwill impairment	0	0	756	2,661	380	0	3,797	0	3,797
Restructuring expenses	42	36	3	96	22	0	199	156	355
Total operating expenses	3,908	3,824	3,427	8,747	2,101	862	22,869	3,026	25,895
Income/(loss) before taxes	1,675	723	377	(1,931)	(314)	(300)	230	(2,652)	(2,422)
Return on regulatory capital	13.8	15.4	6.7	(11.2)	(15.4)	–	0.5	–	(4.5)
Cost/income ratio	68.3	84.0	89.3	128.1	117.6	–	98.2	–	108.8
Total assets	220,359	96,085	85,929	234,276	18,712	64,621	719,982	100,823	820,805
Goodwill	610	1,573	1,522	464	639	0	4,808	0	4,808
Risk-weighted assets [1]	60,352	32,880	26,835	62,838	16,150	18,467	217,522	72,424	289,946
Leverage exposure [1]	238,180	101,628	98,632	276,656	40,898	63,090	819,084	168,544	987,628
1 Disclosed on a look-through basis.

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
in	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Corporate Center	Core Results	Strategic Resolution Unit	Credit Suisse
2017 (CHF million)
Net revenues	5,396	5,111	3,504	5,551	2,139	85	21,786	(886)	20,900
(Gains)/losses on business sales	0	28	0	0	0	23	51	(38)	13
Net revenues adjusted	5,396	5,139	3,504	5,551	2,139	108	21,837	(924)	20,913
Provision for credit losses	75	27	15	31	30	0	178	32	210
Total operating expenses	3,556	3,733	2,760	5,070	1,740	821	17,680	1,217	18,897
Restructuring expenses	(59)	(70)	(63)	(150)	(42)	(14)	(398)	(57)	(455)
Major litigation provisions	(49)	(48)	0	0	0	(127)	(224)	(269)	(493)
Expenses related to business sales	0	0	0	(8)	0	0	(8)	0	(8)
Total operating expenses adjusted	3,448	3,615	2,697	4,912	1,698	680	17,050	891	17,941
Income/(loss) before taxes	1,765	1,351	729	450	369	(736)	3,928	(2,135)	1,793
Total adjustments	108	146	63	158	42	164	681	288	969
Adjusted income/(loss) before taxes	1,873	1,497	792	608	411	(572)	4,609	(1,847)	2,762
Adjusted return on regulatory capital (%)	14.6	28.6	15.0	4.3	15.2	–	10.9	–	6.0
2016 (CHF million)
Net revenues	5,759	4,698	3,597	5,497	1,972	71	21,594	(1,271)	20,323
Real estate gains	(366)	(54)	0	0	0	0	(420)	(4)	(424)
(Gains)/losses on business sales	0	0	0	0	0	52	52	6	58
Net revenues adjusted	5,393	4,644	3,597	5,497	1,972	123	21,226	(1,269)	19,957
Provision for credit losses	79	20	26	(3)	20	(1)	141	111	252
Total operating expenses	3,655	3,557	2,846	5,452	1,691	759	17,960	4,377	22,337
Restructuring expenses	(60)	(54)	(53)	(217)	(28)	(7)	(419)	(121)	(540)
Major litigation provisions	(19)	12	0	(7)	0	0	(14)	(2,693)	(2,707)
Total operating expenses adjusted	3,576	3,515	2,793	5,228	1,663	752	17,527	1,563	19,090
Income/(loss) before taxes	2,025	1,121	725	48	261	(687)	3,493	(5,759)	(2,266)
Total adjustments	(287)	(12)	53	224	28	59	65	2,816	2,881
Adjusted income/(loss) before taxes	1,738	1,109	778	272	289	(628)	3,558	(2,943)	615
Adjusted return on regulatory capital (%)	14.2	23.1	14.8	2.0	11.9	–	8.6	–	1.3
2015 (CHF million)
Net revenues	5,721	4,552	3,839	6,826	1,787	561	23,286	511	23,797
Fair value on own debt	–	–	–	–	–	(298)	(298)	–	(298)
Real estate gains	(95)	0	0	0	0	0	(95)	0	(95)
(Gains)/losses on business sales	(23)	(11)	0	0	0	0	(34)	0	(34)
Net revenues adjusted	5,603	4,541	3,839	6,826	1,787	263	22,859	511	23,370
Provision for credit losses	138	5	35	10	0	(1)	187	137	324
Total operating expenses	3,908	3,824	3,427	8,747	2,101	862	22,869	3,026	25,895
Goodwill impairment	0	0	(756)	(2,661)	(380)	0	(3,797)	0	(3,797)
Restructuring expenses	(42)	(36)	(3)	(96)	(22)	0	(199)	(156)	(355)
Major litigation provisions	(25)	(268)	(6)	(231)	0	0	(530)	(290)	(820)
Total operating expenses adjusted	3,841	3,520	2,662	5,759	1,699	862	18,343	2,580	20,923
Income/(loss) before taxes	1,675	723	377	(1,931)	(314)	(300)	230	(2,652)	(2,422)
Total adjustments	(51)	293	765	2,988	402	(298)	4,099	446	4,545
Adjusted income/(loss) before taxes	1,624	1,016	1,142	1,057	88	(598)	4,329	(2,206)	2,123
Adjusted return on regulatory capital (%)	13.4	21.7	20.4	6.7	4.6	–	10.0	–	4.0
Adjusted return on regulatory capital is calculated using adjusted results, applying the same methodology used to calculate return on regulatory capital.

Core Results by business activity
in	2017							2016	2015
(CHF million)	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Corporate Center	Core Results	Core Results	Core Results
Related to private banking
Net revenues	2,897	3,603	1,607	–	–	–	8,107	8,003	7,607
of which net interest income	1,670	1,449	620	–	–	–	3,739	3,571	3,090
of which recurring	812	1,200	381	–	–	–	2,393	2,232	2,391
of which transaction-based	413	953	606	–	–	–	1,972	1,801	1,997
Provision for credit losses	42	27	4	–	–	–	73	91	72
Total operating expenses	2,054	2,552	1,062	–	–	–	5,668	5,615	5,951
Income before taxes	801	1,024	541	–	–	–	2,366	2,297	1,584
Related to corporate & institutional banking
Net revenues	2,499	–	–	–	–	–	2,499	2,501	2,516
of which net interest income	1,226	–	–	–	–	–	1,226	1,223	1,117
of which recurring	634	–	–	–	–	–	634	626	637
of which transaction-based	694	–	–	–	–	–	694	702	784
Provision for credit losses	33	–	–	–	–	–	33	40	89
Total operating expenses	1,502	–	–	–	–	–	1,502	1,531	1,460
Income before taxes	964	–	–	–	–	–	964	930	967
Related to investment banking
Net revenues	–	–	1,897	5,551	2,139	–	9,587	9,692	11,274
of which fixed income sales and trading	–	–	262	2,922	–	–	3,184	3,130	3,887
of which equity sales and trading	–	–	920	1,750	–	–	2,670	3,319	4,526
of which underwriting and advisory [1]	–	–	715	1,115	2,186	–	4,016	3,582	3,214
Provision for credit losses	–	–	11	31	30	–	72	11	27
Total operating expenses	–	–	1,698	5,070	1,740	–	8,508	9,008	13,450
Income before taxes	–	–	188	450	369	–	1,007	673	(2,203)
Related to asset management
Net revenues	–	1,508	–	–	–	–	1,508	1,327	1,328
Total operating expenses	–	1,181	–	–	–	–	1,181	1,047	1,146
Income before taxes	–	327	–	–	–	–	327	280	182
Related to corporate center
Net revenues	–	–	–	–	–	85	85	71	561
Provision for credit losses	–	–	–	–	–	0	0	(1)	(1)
Total operating expenses	–	–	–	–	–	821	821	759	862
Loss before taxes	–	–	–	–	–	(736)	(736)	(687)	(300)
Total
Net revenues	5,396	5,111	3,504	5,551	2,139	85	21,786	21,594	23,286
Provision for credit losses	75	27	15	31	30	0	178	141	187
Total operating expenses	3,556	3,733	2,760	5,070	1,740	821	17,680	17,960	22,869
Income/(loss) before taxes	1,765	1,351	729	450	369	(736)	3,928	3,493	230
1
Certain transaction-based revenues in Swiss Universal Bank and certain fixed income and equity sales and trading revenues in Global Markets relate to the Group’s global advisory and underwriting business. Refer to “Global advisory and underwriting revenues” in Investment Banking & Capital Markets for further information.

Core Results
2017 results
In 2017, Core Results net revenues of CHF 21,786 million were stable compared to 2016, primarily reflecting higher net revenues in International Wealth Management and Investment Banking & Capital Markets, offset by lower net revenues in Swiss Universal Bank and Asia Pacific. Provision for credit losses was CHF 178 million, primarily reflecting net provisions of CHF 75 million in Swiss Universal Bank, CHF 31 million in Global Markets and CHF 30 million in Investment Banking & Capital Markets. Total operating expenses of CHF 17,680 million decreased slightly compared to 2016, mainly due to slightly lower general and administrative expenses.
2016 results
In 2016, Core Results net revenues of CHF 21,594 million decreased 7% compared to 2015, primarily reflecting lower net revenues in Global Markets, Corporate Center and Asia Pacific. Provision for credit losses was CHF 141 million, mainly reflecting net provisions of CHF 79 million in Swiss Universal Bank and CHF 26 million in Asia Pacific. Total operating expenses of CHF 17,960 million were down 21% compared to 2015, primarily reflecting the goodwill impairment charge of CHF 3,797 million in 2015 and a 12% decrease in general and administrative expenses.
Regulatory capital
As of the end of 2017, our >>>Bank for International Settlements (BIS) CET1 ratio was 12.8% and our >>>risk-weighted assets were CHF 271.7 billion, both on a look-through basis.
Following discussions with the >>>Swiss Financial Market Supervisory Authority FINMA (FINMA) during 2017, Credit Suisse updated its loss history and implemented a revised methodology for the measurement of its risk-weighted assets relating to operational risk, primarily in respect of its >>>RMBS settlements. As a consequence of the application of this revised methodology to the RMBS settlements with the DOJ, the NCUA and Massachusetts Mutual Life Insurance Company, risk-weighted assets relating to operational risk increased by a total of CHF 9.0 billion in the second half of 2017. Separately, Credit Suisse has approached FINMA with a request to review the appropriateness of the level of the risk-weighted assets relating to operational risk in the Strategic Resolution Unit given the progress in exiting businesses and reducing the size of the division over the last two years, with the aim of aligning reductions to the accelerated closure of the Strategic Resolution Unit by the end of 2018. This is still under discussion with FINMA.
Separate to the above, we expect additional regulatory changes from FINMA, mainly in respect of credit multipliers, to result in additional risk-weighted assets of approximately CHF 8 billion in 2018, of which we expect approximately CHF 2 billion will be added in the first quarter of 2018.
> Refer to “Capital management” in III – Treasury, Risk, Balance sheet and Off-balance sheet for further information.
employees and other HEADCOUNT
As of December 31, 2017, we had 46,840 employees worldwide, of which 16,490 were in Switzerland and 30,350 were abroad.
The number of employees decreased by 330 compared to the end of 2016. The decrease primarily reflected the results of our cost efficiency measures and the right-sizing of business activities, especially in Swiss Universal Bank and the Strategic Resolution Unit, partially offset by an increase in Asia Pacific and Global Markets, primarily due to contractor conversions and strategic hiring. The number of outsourced roles, contractors and consultants decreased by 1,520 compared to the end of 2016.
Employees and other headcount
end of	2017	2016
Employees
Swiss Universal Bank	12,600	13,140
International Wealth Management	10,250	10,300
Asia Pacific	7,230	6,980
Global Markets	11,740	11,530
Investment Banking & Capital Markets	3,190	3,090
Strategic Resolution Unit	1,530	1,830
Corporate Center	300	300
Total employees	46,840	47,170
of which Switzerland	16,490	17,020
of which all other regions	30,350	30,150
Other headcount
Outsourced roles, contractors and consultants	21,510	23,030
Total employees and other headcount	68,350	70,200
Based on full-time equivalents.

Information and developments
Format of presentation
In managing our business, revenues are evaluated in the aggregate, including an assessment of trading gains and losses and the related interest income and expense from financing and hedging positions. For this reason, specific individual revenue categories in isolation may not be indicative of performance.
Certain reclassifications have been made to prior periods to conform to the current presentation.
International Trading Solutions
Effective July 1, 2017, the Global Markets division entered into an agreement with Swiss Universal Bank and International Wealth Management whereby it provides centralized trading and sales services to private and institutional clients across the three divisions. These services are now managed as a single business within the Global Markets division, referred to as International Trading Solutions (ITS). ITS is expected to provide aligned market strategies, significant cost synergies and enhanced client focus.
Return on regulatory capital
Credit Suisse measures firm-wide returns against total shareholders’ equity and tangible shareholders’ equity. In addition, it also measures the efficiency of the firm and its divisions with regard to the usage of capital as determined by the minimum requirements set by regulators. This regulatory capital is calculated as the worst of 10% of >>>risk-weighted assets and 3.5% of leverage exposure. Return on regulatory capital is calculated using income/(loss) after tax and assumes a tax rate of 30% and capital allocated based on the worst of 10% of average risk-weighted assets and 3.5% of average leverage exposure. These percentages are used in the calculation in order to reflect the 2019 fully phased-in Swiss regulatory minimum requirements for >>>Basel III CET1 capital and leverage ratio. For Global Markets and Investment Banking & Capital Markets, return on regulatory capital is based on US dollar denominated numbers.
Capital distribution proposal
Our Board of Directors will propose to the shareholders at the Annual General Meeting on April 27, 2018 a distribution of CHF 0.25 per share out of capital contribution reserves for the financial year 2017. The distribution will be free of Swiss withholding tax and will not be subject to income tax for Swiss resident individuals holding the shares as a private investment. The distribution will be payable in cash.
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
Our shareholders’ equity reflects the effect of share-based compensation. Share-based compensation expense (which is generally based on >>>fair value at the time of grant) reduces equity; however, the recognition of the obligation to deliver the shares increases equity by a corresponding amount. Equity is generally unaffected by the granting and vesting of share-based awards and by the settlement of these awards through the issuance of shares from approved conditional capital. The Group may issue shares from conditional capital to meet its obligations to deliver share-based compensation awards. If Credit Suisse purchases shares from the market to meet its obligation to employees, these purchased treasury shares reduce equity by the amount of the purchase price.
> Refer to “Compensation” in V – Compensation for further information.
> Refer to “Consolidated statements of changes in equity” and “Note 28 – Employee deferred compensation” in VI – Consolidated financial statements – Credit Suisse Group for further information.
> Refer to “Tax benefits associated with share-based compensation” in Note 27 – Tax in VI – Consolidated financial statements – Credit Suisse Group for further information.

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
Cost allocation
Corporate services and business support, including in finance, operations, human resources, legal, compliance, risk management and IT, are provided by corporate functions, and the related costs are allocated to the segments and the Corporate Center based on their respective requirements and other relevant measures.
Funding
We centrally manage our funding activities. New securities for funding and capital purposes are issued primarily by the Bank.
> Refer to Note 4 – Segment information in VI – Consolidated financial statements – Credit Suisse Group for further information.
Fair valuations
Fair value can be a relevant measurement for financial instruments when it aligns the accounting for these instruments with how we manage our business. The levels of the fair value hierarchy as defined by the relevant accounting guidance are not a measurement of economic risk, but rather an indication of the observability of prices or valuation inputs.
> Refer to “Note 1 – Summary of significant accounting policies” and “Note 34 – Financial instruments” in VI – Consolidated financial statements – Credit Suisse Group for further information.
The fair value of the majority of the Group’s financial instruments is based on quoted prices in active markets (level 1) or observable inputs (level 2). These instruments include government and agency securities, certain >>>commercial paper, most investment grade corporate debt, certain high yield debt securities, exchange-traded and certain >>>over-the-counter (OTC) >>>derivative instruments and most listed equity securities.
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
As of the end of 2017, 38% and 24% of our total assets and total liabilities, respectively, were measured at fair value.
The majority of our level 3 assets are recorded in our investment banking businesses. Total assets at fair value recorded as level 3 instruments decreased CHF 6.7 billion to CHF 16.6 billion as of the end of 2017, primarily reflecting net sales, mainly in trading assets and loans, net settlements, mainly in loans and trading assets, and the foreign exchange translation impact, mainly in trading assets and loans.
As of the end of 2017, these assets comprised 2% of total assets and 6% of total assets measured at fair value, compared to 3% and 7%, respectively, as of the end of 2016.
We believe that the range of any valuation uncertainty, in the aggregate, would not be material to our financial condition; however, it may be material to our operating results for any particular period, depending, in part, upon the operating results for such period.

Differences between Group and Bank
Except where noted, the business of the Bank is substantially the same as the business of Credit Suisse Group, and substantially all of the Bank’s operations are conducted through the Swiss Universal Bank, International Wealth Management, Asia Pacific, Global Markets, Investment Banking & Capital Markets and the Strategic Resolution Unit segments. These segmental results are included in Core Results, except for the Strategic Resolution Unit, which is part of the Credit Suisse Results. Core Results also include certain Corporate Center activities of the Group that are not applicable to the Bank. Certain other assets, liabilities and results of operations are managed as part of the activities of the six segments. However, since they are legally owned by the Group, they are not included in the Bank’s consolidated financial statements. These relate principally to:
– financing vehicles of the Group, which include special purpose vehicles for various funding activities of the Group, including for the purpose of raising capital;
– Credit Suisse Services AG and its branches that provide services to the Bank and its subsidiaries; and
– hedging activities relating to share-based compensation awards.
These operations and activities vary from period to period and give rise to differences between the Bank’s assets, liabilities, revenues and expenses, including pensions and taxes, and those of the Group.
> Refer to “Note 40 – Subsidiary guarantee information” in VI – Consolidated financial statements – Credit Suisse Group for further information on the Bank.
Comparison of consolidated statements of operations
	Group			Bank
in	2017	2016	2015	2017	2016	2015
Statements of operations (CHF million)
Net revenues	20,900	20,323	23,797	20,965	20,393	23,811
Provision for credit losses	210	252	324	210	252	324
Total operating expenses	18,897	22,337	25,895	19,202	22,630	26,136
Income/(loss) before taxes	1,793	(2,266)	(2,422)	1,553	(2,489)	(2,649)
Income tax expense	2,741	441	523	2,781	400	488
Net income/(loss)	(948)	(2,707)	(2,945)	(1,228)	(2,889)	(3,137)
Net income/(loss) attributable to noncontrolling interests	35	3	(1)	27	(6)	(7)
Net income/(loss) attributable to shareholders	(983)	(2,710)	(2,944)	(1,255)	(2,883)	(3,130)
Comparison of consolidated balance sheets
	Group		Bank
end of	2017	2016	2017	2016
Balance sheet statistics (CHF million)
Total assets	796,289	819,861	798,372	822,065
Total liabilities	754,100	777,550	754,822	778,207
Capitalization and indebtedness
	Group		Bank
end of	2017	2016	2017	2016
Capitalization and indebtedness (CHF million)
Due to banks	15,413	22,800	15,411	22,800
Customer deposits	361,162	355,833	362,303	357,224
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	26,496	33,016	26,496	33,016
Long-term debt	173,032	193,315	172,042	192,495
Other liabilities	177,997	172,586	178,570	172,672
Total liabilities	754,100	777,550	754,822	778,207
Total equity	42,189	42,311	43,550	43,858
Total capitalization and indebtedness	796,289	819,861	798,372	822,065
BIS capital metrics
	Group		Bank
end of	2017	2016	2017	2016
Capital and risk-weighted assets (CHF million)
CET1 capital	36,711	36,576	38,433	37,356
Tier 1 capital	51,482	48,865	52,378	48,888
Total eligible capital	56,696	55,728	57,592	55,802
Risk-weighted assets	272,815	271,372	272,720	270,653
Capital ratios (%)
CET1 ratio	13.5	13.5	14.1	13.8
Tier 1 ratio	18.9	18.0	19.2	18.1
Total capital ratio	20.8	20.5	21.1	20.6
Dividends from the Bank to the Group
for the financial year	2017		2016	2015	2013	2012
Dividends (CHF million)
Dividends	10	[1]	10	10	10	10
1
The Bank’s total share capital is fully paid and consisted of 4,399,680,200 registered shares as of December 31, 2017. Dividends are determined in accordance with Swiss law and the Bank's articles of incorporation. Proposal of the Board of Directors to the annual general meeting of the Bank for a dividend of CHF 10 million.

Swiss Universal Bank
In 2017, we reported income before taxes of CHF 1,765 million and net revenues of CHF 5,396 million. Income before taxes decreased 13% compared to 2016, reflecting lower net revenues, partially offset by slightly lower total operating expenses. 2016 included gains on the sale of real estate of CHF 366 million. Adjusted income before taxes increased 8% compared to 2016.
Results Summary
2017 results
In 2017, we reported income before taxes of CHF 1,765 million and net revenues of CHF 5,396 million. Compared to 2016, net revenues were 6% lower, mainly due to gains on the sale of real estate in 2016 of CHF 366 million reflected in other revenues. All other revenue categories were stable. Provision for credit losses was CHF 75 million in 2017 on a net loan portfolio of CHF 165.0 billion. Total operating expenses decreased slightly, primarily driven by lower compensation and benefits reflecting lower salary expenses and lower pension expenses. General and administrative expenses were stable.
Adjusted income before taxes of CHF 1,873 million was 8% higher compared to 2016.
Divisional results
	in / end of			% change
	2017	2016	2015	17 / 16	16 / 15
Statements of operations (CHF million)
Net revenues	5,396	5,759	5,721	(6)	1
Provision for credit losses	75	79	138	(5)	(43)
Compensation and benefits	1,833	1,937	1,985	(5)	(2)
General and administrative expenses	1,375	1,375	1,597	0	(14)
Commission expenses	289	283	284	2	0
Restructuring expenses	59	60	42	(2)	43
Total other operating expenses	1,723	1,718	1,923	0	(11)
Total operating expenses	3,556	3,655	3,908	(3)	(6)
Income before taxes	1,765	2,025	1,675	(13)	21
Statement of operations metrics (%)
Return on regulatory capital	13.7	16.5	13.8	–	–
Cost/income ratio	65.9	63.5	68.3	–	–
Economic risk capital and return
Average economic risk capital (CHF million)	5,566	5,564	5,119	0	9
Pre-tax return on average economic risk capital (%) [1]	31.7	36.4	32.7	–	–
Number of employees and relationship managers
Number of employees (full-time equivalents)	12,600	13,140	13,400	(4)	(2)
Number of relationship managers	1,840	1,970	2,060	(7)	(4)
1 Calculated using a return excluding interest costs for allocated goodwill.

Divisional results (continued)
	in / end of			% change
	2017	2016	2015	17 / 16	16 / 15
Net revenues (CHF million)
Private Clients	2,897	3,258	3,205	(11)	2
Corporate & Institutional Clients	2,499	2,501	2,516	0	(1)
Net revenues	5,396	5,759	5,721	(6)	1
Net revenue detail (CHF million)
Net interest income	2,896	2,884	2,756	0	5
Recurring commissions and fees	1,446	1,446	1,570	0	(8)
Transaction-based revenues	1,107	1,112	1,313	0	(15)
Other revenues	(53)	317	82	–	287
Net revenues	5,396	5,759	5,721	(6)	1
Provision for credit losses (CHF million)
New provisions	158	150	205	5	(27)
Releases of provisions	(83)	(71)	(67)	17	6
Provision for credit losses	75	79	138	(5)	(43)
Balance sheet statistics (CHF million)
Total assets	228,857	228,363	220,359	0	4
Net loans	165,041	165,685	162,717	0	2
of which Private Clients	111,222	109,554	–	2	–
Risk-weighted assets	65,572	65,669	60,352	0	9
Leverage exposure	257,054	252,889	238,180	2	6
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

2016 results
In 2016, we reported income before taxes of CHF 2,025 million and net revenues of CHF 5,759 million. Compared to 2015, net revenues were stable, with higher gains on the sale of real estate and increased net interest income, offset by lower transaction-based revenues and the impact of the deconsolidation of the cards issuing business in 2015, primarily reflected in recurring commissions and fees. Net interest income increased 5%, reflecting improved loan margins on stable average loan volumes, partially offset by slightly lower deposit margins on lower average deposit volumes. The decrease in transaction-based revenues primarily reflected lower brokerage and product issuing fees and lower fees from foreign exchange client business, reflecting decreased client activity, and lower revenues from International Trading Solutions (ITS), partially offset by increased revenues from our Swiss investment banking business. Excluding the net impact from the deconsolidation of the cards issuing business of CHF 115 million, recurring commissions and fees were stable. Provision for credit losses was CHF 79 million in 2016 on a net loan portfolio of CHF 165.7 billion. Total operating expenses decreased 6%, primarily reflecting lower expenses due to the deconsolidation of the cards issuing business and lower allocated corporate function costs, partially offset by higher professional services fees and higher contractor services fees.
Adjusted income before taxes of CHF 1,738 million was 7% higher compared to 2015.
On July 1, 2015, the Group transferred the credit and charge cards issuing business (cards issuing business) to Swisscard AECS GmbH, an entity in which the Group holds a significant equity interest. As a result of the transfer, the cards issuing business was deconsolidated as of July 1, 2015.
Capital and leverage metrics
At the end of 2017, we reported risk-weighted assets of CHF 65.6 billion, stable compared to the end of 2016. Increases from methodology and policy changes reflecting the phase-in of the Swiss mortgage multipliers were offset by improved book quality and reduced counterparty credit risk exposure. Leverage exposure was CHF 257.1 billion, reflecting a slight increase compared to the end of 2016, mainly driven by increased high-quality liquid assets (HQLA) and business growth.

Reconciliation of adjusted results
	Private Clients			Corporate & Institutional Clients			Swiss Universal Bank
in	2017	2016	2015	2017	2016	2015	2017	2016	2015
Adjusted results (CHF million)
Net revenues	2,897	3,258	3,205	2,499	2,501	2,516	5,396	5,759	5,721
Real estate gains	0	(366)	(95)	0	0	0	0	(366)	(95)
Gains on business sales	0	0	(10)	0	0	(13)	0	0	(23)
Adjusted net revenues	2,897	2,892	3,100	2,499	2,501	2,503	5,396	5,393	5,603
Provision for credit losses	42	39	49	33	40	89	75	79	138
Total operating expenses	2,054	2,124	2,448	1,502	1,531	1,460	3,556	3,655	3,908
Restructuring expenses	(53)	(51)	(33)	(6)	(9)	(9)	(59)	(60)	(42)
Major litigation provisions	(6)	0	(25)	(43)	(19)	0	(49)	(19)	(25)
Adjusted total operating expenses	1,995	2,073	2,390	1,453	1,503	1,451	3,448	3,576	3,841
Income before taxes	801	1,095	708	964	930	967	1,765	2,025	1,675
Total adjustments	59	(315)	(47)	49	28	(4)	108	(287)	(51)
Adjusted income before taxes	860	780	661	1,013	958	963	1,873	1,738	1,624
Adjusted return on regulatory capital (%)	–	–	–	–	–	–	14.6	14.2	13.4
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjusted results" in Credit Suisse for further information.
Private clients
2017 Results
Income before taxes of CHF 801 million decreased 27% compared to 2016, driven by lower net revenues, partially offset by slightly lower total operating expenses. Adjusted income before taxes of CHF 860 million increased 10% compared to 2016.
Net revenues
In 2017, net revenues of CHF 2,897 million decreased 11%, mainly due to the gains on the sale of real estate of CHF 366 million in 2016 reflected in other revenues. Net interest income of CHF 1,670 million was stable, with slightly higher deposit margins on higher average deposit volumes and slightly higher loan margins on slightly higher average loan volumes. Transaction-based revenues of CHF 413 million were stable, reflecting a gain from the sale of an investment and higher brokerage and product issuing fees, reflecting increased client activity, offset by lower revenues from ITS and lower equity participations income. Recurring commissions and fees of CHF 812 million were stable with lower revenues from discretionary mandate management fees offset by higher revenues from wealth structuring solutions, higher investment product management fees and increased investment advisory fees. Adjusted net revenues of CHF 2,897 million were stable compared to 2016.
Provision for credit losses
The Private Clients loan portfolio is substantially comprised of residential mortgages in Switzerland and loans collateralized by securities and, to a lesser extent, consumer finance loans.
In 2017, Private Clients recorded provision for credit losses of CHF 42 million compared to CHF 39 million in 2016. The provision was primarily related to our consumer finance business.
Total operating expenses
Compared to 2016, total operating expenses of CHF 2,054 million decreased slightly, primarily reflecting lower compensation and benefits, partially offset by higher commission expenses and slightly higher general and administrative expenses. Compensation and benefits of CHF 1,000 million decreased 10%, primarily reflecting lower salary expenses and lower pension expenses. General and administrative expenses of CHF 860 million were slightly higher compared to 2016, driven by higher allocated corporate function costs, partially offset by decreased occupancy expenses and lower advertising and marketing expenses. Adjusted total operating expenses of CHF 1,995 million were 4% lower compared to 2016.

Results – Private Clients
	in			% change
	2017	2016	2015	17 / 16	16 / 15
Statements of operations (CHF million)
Net revenues	2,897	3,258	3,205	(11)	2
Provision for credit losses	42	39	49	8	(20)
Compensation and benefits	1,000	1,116	1,200	(10)	(7)
General and administrative expenses	860	845	1,116	2	(24)
Commission expenses	141	112	99	26	13
Restructuring expenses	53	51	33	4	55
Total other operating expenses	1,054	1,008	1,248	5	(19)
Total operating expenses	2,054	2,124	2,448	(3)	(13)
Income before taxes	801	1,095	708	(27)	55
Statement of operations metrics (%)
Cost/income ratio	70.9	65.2	76.4	–	–
Net revenue detail (CHF million)
Net interest income	1,670	1,661	1,639	1	1
Recurring commissions and fees	812	820	933	(1)	(12)
Transaction-based revenues	413	410	529	1	(22)
Other revenues	2	367	104	(99)	253
Net revenues	2,897	3,258	3,205	(11)	2
Margins on assets under management (bp)
Gross margin [1]	143	171	164	–	–
Net margin [2]	40	58	36	–	–
Number of relationship managers
Number of relationship managers	1,300	1,430	1,510	(9)	(5)
1 Net revenues divided by average assets under management.
2 Income before taxes divided by average assets under management.
2016 Results
Income before taxes of CHF 1,095 million increased 55% compared to 2015, driven by lower total operating expenses and slightly higher net revenues. Adjusted income before taxes of CHF 780 million increased 18% compared to 2015.
Net revenues
Compared to 2015, net revenues of CHF 3,258 million were slightly higher, with higher gains from the sale of real estate in 2016 reflected in other revenues, partially offset by lower transaction-based revenues and the impact of the deconsolidation of the cards issuing business. Transaction-based revenues of CHF 410 million decreased 22% with lower brokerage and product issuing fees, lower fees from foreign exchange client business and decreased revenues from ITS. Recurring commissions and fees of CHF 820 million decreased 12% primarily due to the deconsolidation of the cards issuing business. Excluding the related net impact of CHF 115 million, recurring commissions and fees were stable, reflecting lower security account and custody services fees and lower investment product management fees, offset by higher investment advisory fees and higher wealth structuring solution fees. Net interest income of CHF 1,661 million was stable, reflecting higher loan margins on slightly higher average loan volumes, offset by lower deposit margins on stable average deposit volumes. Adjusted net revenues of CHF 2,892 million were 7% lower compared to 2015.
Provision for credit losses
In 2016, Private Clients recorded provision for credit losses of CHF 39 million compared to CHF 49 million in 2015. The provision was primarily related to our consumer finance business.
Total operating expenses
Compared to 2015, total operating expenses of CHF 2,124 million decreased 13%, primarily reflecting lower general and administrative expenses and decreased compensation and benefits. General and administrative expenses of CHF 845 million were 24% lower compared to 2015, driven by lower expenses due to the deconsolidation of the cards issuing business and lower allocated corporate function costs, partially offset by higher contractor services fees and increased professional services fees. Compensation and benefits of CHF 1,116 million decreased 7%, primarily reflecting lower allocated corporate function costs and lower deferred compensation expenses from prior-year awards. Adjusted total operating expenses of CHF 2,073 million were 13% lower compared to 2015.

margins
Gross margin
Our gross margin was 143 basis points in 2017, 28 basis points lower compared to 2016, mainly reflecting the gains on the sale of real estate in 2016 and a 6.4% increase in average assets under management. On the basis of adjusted net revenues, our gross margin was nine basis points lower compared to 2016.
> Refer to “Assets under management” for further information.
Net margin
Our net margin was 40 basis points in 2017, 18 basis points lower compared to 2016, mainly reflecting the gains on the sale of real estate in 2016 and the 6.4% increase in average assets under management, partially offset by slightly lower total operating expenses. On the basis of adjusted income before taxes, our net margin was 43 basis points, two basis points higher compared to 2016.
Assets under management
As of the end of 2017, assets under management of CHF 208.3 billion increased CHF 16.1 billion compared to the end of 2016, primarily driven by favorable market movements and net new assets of CHF 4.7 billion, with good performance across all businesses and strong contributions from ultra-high-net-worth individuals and entrepreneurs.
As of the end of 2016, assets under management of CHF 192.2 billion increased CHF 2.4 billion compared to the end of 2015, primarily driven by favorable market movements. Net new assets of CHF 0.1 billion were negatively impacted by the regularization of client assets.
Assets under management – Private Clients
	in / end of			% change
	2017	2016	2015	17 / 16	16 / 15
Assets under management (CHF billion)
Assets under management	208.3	192.2	189.8	8.4	1.3
Average assets under management	202.2	190.0	195.8	6.4	(3.0)
Assets under management by currency (CHF billion)
USD	30.5	28.7	27.9	6.3	2.9
EUR	22.9	19.0	3.6	20.5	427.8
CHF	145.0	136.7	136.3	6.1	0.3
Other	9.9	7.8	22.0	26.9	(64.5)
Assets under management	208.3	192.2	189.8	8.4	1.3
Growth in assets under management (CHF billion)
Net new assets	4.7	0.1	3.3	–	–
Other effects	11.4	2.3	(15.4)	–	–
of which market movements	12.4	2.1	(1.4)	–	–
of which foreign exchange	0.8	0.3	(2.5)	–	–
of which other	(1.8)	(0.1)	(11.5)	–	–
Growth in assets under management	16.1	2.4	(12.1)	–	–
Growth in assets under management (%)
Net new assets	2.4	0.1	1.6	–	–
Other effects	6.0	1.2	(7.6)	–	–
Growth in assets under management	8.4	1.3	(6.0)	–	–

corporate & institutional cients
Results – Corporate & Institutional Clients
	in			% change
	2017	2016	2015	17 / 16	16 / 15
Statements of operations (CHF million)
Net revenues	2,499	2,501	2,516	0	(1)
Provision for credit losses	33	40	89	(18)	(55)
Compensation and benefits	833	821	785	1	5
General and administrative expenses	515	530	481	(3)	10
Commission expenses	148	171	185	(13)	(8)
Restructuring expenses	6	9	9	(33)	0
Total other operating expenses	669	710	675	(6)	5
Total operating expenses	1,502	1,531	1,460	(2)	5
Income before taxes	964	930	967	4	(4)
Statement of operations metrics (%)
Cost/income ratio	60.1	61.2	58.0	–	–
Net revenue detail (CHF million)
Net interest income	1,226	1,223	1,117	0	9
Recurring commissions and fees	634	626	637	1	(2)
Transaction-based revenues	694	702	784	(1)	(10)
Other revenues	(55)	(50)	(22)	10	127
Net revenues	2,499	2,501	2,516	0	(1)
Number of relationship managers
Number of relationship managers	540	540	550	0	(2)
2017 results
Income before taxes of CHF 964 million increased 4% compared to 2016, driven by slightly lower total operating expenses and lower provision for credit losses. Adjusted income before taxes of CHF 1,013 million increased 6% compared to 2016.
Net revenues
Compared to 2016, net revenues of CHF 2,499 million were stable, with stable revenues across all revenue categories. Recurring commissions and fees of CHF 634 million were stable, reflecting higher fees from lending activities and higher investment product management fees, offset by lower discretionary mandate management fees. Net interest income of CHF 1,226 million was stable, with slightly higher loan margins on stable average loan volumes, offset by lower deposit margins on higher average deposit volumes. Transaction-based revenues of CHF 694 million were stable, with lower revenues from ITS, offset by increased revenues from our Swiss investment banking business and our profit share on the sale of an investment.
Provision for credit losses
The Corporate & Institutional Clients loan portfolio has relatively low concentrations and is mainly secured by real estate, securities and other financial collateral.
In 2017, Corporate & Institutional Clients recorded provision for credit losses of CHF 33 million compared to CHF 40 million in 2016. The decrease reflected higher releases of provision for credit losses relating to several individual cases and a recovery case of CHF 8 million, partially offset by higher new provisions.
Total operating expenses
Compared to 2016, total operating expenses of CHF 1,502 million decreased slightly, primarily reflecting lower commission expenses and slightly lower general and administrative expenses. General and administrative expenses of CHF 515 million decreased slightly, mainly driven by lower allocated corporate function costs. Compensation and benefits of CHF 833 million were stable, driven by higher allocated corporate function costs, offset by lower pension expenses and lower discretionary compensation expenses. Adjusted total operating expenses of CHF 1,453 million were slightly lower compared to 2016.

2016 Results
Income before taxes of CHF 930 million decreased 4% compared to 2015, driven by higher total operating expenses, partially offset by lower provision for credit losses. Adjusted income before taxes of CHF 958 million was stable compared to 2015.
Net revenues
Compared to 2015, net revenues of CHF 2,501 million were stable, reflecting lower transaction-based revenues, decreased other revenues and slightly lower recurring commissions and fees, offset by higher net interest income. Transaction-based revenues of CHF 702 million decreased 10%, driven by lower revenues from ITS, decreased brokerage and product issuing fees, lower fees from foreign exchange client business and lower corporate advisory fees, partially offset by higher revenues from our Swiss investment banking business. The decrease in other revenues reflected higher costs for synthetic securitizations and the partial sale of an investment in Euroclear in 2015. Recurring commissions and fees of CHF 626 million were slightly lower, primarily reflecting lower security account and custody services fees and lower investment product management fees, partially offset by higher fees from lending activities and increased banking services fees. Net interest income of CHF 1,223 million increased 9%, driven by higher loan margins on stable average loan volumes and higher deposit margins on lower average deposit volumes.
Provision for credit losses
In 2016, Corporate & Institutional Clients recorded provision for credit losses of CHF 40 million compared to CHF 89 million in 2015. The provision for credit losses reflected a small number of individual cases.
Total operating expenses
Compared to 2015, total operating expenses of CHF 1,531 million increased 5%, primarily reflecting higher general and administrative expenses and higher compensation and benefits. General and administrative expenses of CHF 530 million were 10% higher, mainly driven by higher litigation provisions and professional services fees, partially offset by lower allocated corporate function costs. Compensation and benefits of CHF 821 million were 5% higher, driven by increased discretionary compensation expenses and higher deferred compensation expenses from prior-year awards, partially offset by slightly lower salary expenses. Adjusted total operating expenses of CHF 1,503 million were 4% higher compared to 2015.
Assets under management
As of the end of 2017, assets under management of CHF 354.7 billion were CHF 15.4 billion higher compared to the end of 2016, mainly driven by favorable market movements. Net asset outflows of CHF 13.9 billion were primarily due to redemptions of CHF 13.3 billion from a single public sector mandate in the third quarter of 2017.
As of the end of 2016, assets under management of CHF 339.3 billion were CHF 12.3 billion higher compared to the end of 2015, driven by favorable market movements and net new assets of CHF 2.5 billion. Net asset inflows of CHF 5.8 billion were negatively impacted by terminated relationships with certain external asset managers and the regularization of client assets of CHF 3.3 billion.

International Wealth Management
In 2017, we reported income before taxes of CHF 1,351 million and net revenues of CHF 5,111 million. Income before taxes increased 21% compared to 2016, primarily reflecting higher net revenues, partially offset by higher total operating expenses.
Results Summary
2017 results
In 2017, we reported income before taxes of CHF 1,351 million and net revenues of CHF 5,111 million. Compared to 2016, net revenues increased 9% driven by higher recurring commissions and fees, higher transaction- and performance-based revenues and higher net interest income. These increases were partially offset by lower other revenues. Higher recurring commissions and fees were mainly driven by higher asset management fees, higher investment product management fees and higher average assets under management. These increases were partially offset by lower discretionary mandate management fees. Higher transaction- and performance-based revenues mainly reflected higher brokerage and product issuing fees in Private Banking and higher performance and placement fees in Asset Management, partially offset by lower revenues from ITS. Higher net interest income reflected higher loan and deposit margins on higher average loan and deposit volumes. Other revenues were lower mainly as 2016 included a gain on the sale of real estate in Private Banking compared to an investment loss from Asset Management Finance LLC (AMF) and a loss from a business disposal relating to our systematic market making business in 2017 in Asset Management. Provision for credit losses was CHF 27 million on a net loan portfolio of CHF 50.5 billion. The 5% increase in total operating expenses compared to 2016 was primarily driven by higher discretionary compensation expenses, higher litigation provisions, higher salary expenses and higher allocated corporate function costs, partially offset by lower contractor services fees.
Adjusted income before taxes of CHF 1,497 million increased 35% compared to 2016.
Divisional results
	in / end of			% change
	2017	2016	2015	17 / 16	16 / 15
Statements of operations (CHF million)
Net revenues	5,111	4,698	4,552	9	3
Provision for credit losses	27	20	5	35	300
Compensation and benefits	2,216	2,119	2,115	5	0
General and administrative expenses	1,203	1,145	1,429	5	(20)
Commission expenses	244	239	244	2	(2)
Restructuring expenses	70	54	36	30	50
Total other operating expenses	1,517	1,438	1,709	5	(16)
Total operating expenses	3,733	3,557	3,824	5	(7)
Income before taxes	1,351	1,121	723	21	55
Statement of operations metrics (%)
Return on regulatory capital	25.8	23.3	15.4	–	–
Cost/income ratio	73.0	75.7	84.0	–	–
Economic risk capital and return
Average economic risk capital (CHF million)	4,379	3,785	3,288	16	15
Pre-tax return on average economic risk capital (%) [1]	30.8	29.6	22.0	–	–
Number of employees (full-time equivalents)
Number of employees	10,250	10,300	9,750	0	6
1 Calculated using a return excluding interest costs for allocated goodwill.

Divisional results (continued)
	in / end of			% change
	2017	2016	2015	17 / 16	16 / 15
Net revenues (CHF million)
Private Banking	3,603	3,371	3,224	7	5
Asset Management	1,508	1,327	1,328	14	0
Net revenues	5,111	4,698	4,552	9	3
Net revenue detail (CHF million)
Net interest income	1,449	1,308	1,006	11	30
Recurring commissions and fees	2,135	1,914	1,965	12	(3)
Transaction- and performance-based revenues	1,616	1,426	1,607	13	(11)
Other revenues	(89)	50	(26)	–	–
Net revenues	5,111	4,698	4,552	9	3
Provision for credit losses (CHF million)
New provisions	49	55	37	(11)	49
Releases of provisions	(22)	(35)	(32)	(37)	9
Provision for credit losses	27	20	5	35	300
Balance sheet statistics (CHF million)
Total assets	94,753	91,083	96,085	4	(5)
Net loans	50,474	44,965	40,084	12	12
of which Private Banking	50,429	44,952	–	12	–
Risk-weighted assets	38,256	35,252	32,880	9	7
Leverage exposure	99,267	94,092	101,628	5	(7)
2016 results
In 2016, we reported income before taxes of CHF 1,121 million and net revenues of CHF 4,698 million. Compared to 2015, net revenues increased slightly driven by significantly higher net interest income, investment-related gains in 2016 compared to losses in 2015 and the gain on the sale of real estate in 2016. These increases were partially offset by lower transaction- and performance-based revenues and slightly lower recurring commissions and fees. Higher net interest income reflected higher loan and deposit margins on higher average loan and deposit volumes. The decrease in transaction- and performance-based revenues mainly reflected lower revenues from ITS, lower equity participations income, lower brokerage and product issuing fees and lower fees from foreign exchange client business, partially offset by higher carried interest reflecting a residual gain from a private equity interest. Recurring commissions and fees were slightly lower, primarily driven by lower security account and custody services fees, lower discretionary mandate management fees and lower banking services fees, partially offset by higher asset management fees. Provision for credit losses was CHF 20 million on a net loan portfolio of CHF 45.0 billion. The decrease in total operating expenses was mainly driven by lower litigation provisions and lower deferred compensation expenses from prior-year awards, partially offset by higher discretionary compensation expenses and an increase in professional services fees.
Adjusted income before taxes of CHF 1,109 million increased 9% compared to 2015.
Capital and leverage metrics
At the end of 2017, we reported risk-weighted assets of CHF 38.3 billion, an increase of CHF 3.0 billion compared to the end of 2016, mainly driven by business growth and methodology changes. Leverage exposure was CHF 99.3 billion, an increase of CHF 5.2 billion compared to the end of 2016, mainly driven by increased HQLA.

Reconciliation of adjusted results
	Private Banking			Asset Management			International Wealth Management
in	2017	2016	2015	2017	2016	2015	2017	2016	2015
Adjusted results (CHF million)
Net revenues	3,603	3,371	3,224	1,508	1,327	1,328	5,111	4,698	4,552
Real estate gains	0	(54)	0	0	0	0	0	(54)	0
(Gains)/losses on business sales	0	0	(11)	28	0	0	28	0	(11)
Adjusted net revenues	3,603	3,317	3,213	1,536	1,327	1,328	5,139	4,644	4,541
Provision for credit losses	27	20	5	0	0	0	27	20	5
Total operating expenses	2,552	2,510	2,678	1,181	1,047	1,146	3,733	3,557	3,824
Restructuring expenses	(44)	(47)	(32)	(26)	(7)	(4)	(70)	(54)	(36)
Major litigation provisions	(48)	12	(268)	0	0	0	(48)	12	(268)
Adjusted total operating expenses	2,460	2,475	2,378	1,155	1,040	1,142	3,615	3,515	3,520
Income before taxes	1,024	841	541	327	280	182	1,351	1,121	723
Total adjustments	92	(19)	289	54	7	4	146	(12)	293
Adjusted income before taxes	1,116	822	830	381	287	186	1,497	1,109	1,016
Adjusted return on regulatory capital (%)	–	–	–	–	–	–	28.6	23.1	21.7
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjusted results" in Credit Suisse for further information.
Private Banking
2017 results
Income before taxes of CHF 1,024 million increased 22% compared to 2016, reflecting higher net revenues, partially offset by slightly higher total operating expenses. Adjusted income before taxes of CHF 1,116 million increased 36% compared to 2016.
Net revenues
Compared to 2016, net revenues of CHF 3,603 million were 7% higher, reflecting higher net interest income, higher recurring commissions and fees and slightly higher transaction- and performance-based revenues. These increases were partially offset by lower other revenues. Net interest income of CHF 1,449 million increased 11%, reflecting higher loan and deposit margins on higher average loan and deposit volumes. Recurring commissions and fees of CHF 1,200 million increased 10%, mainly reflecting higher investment product management fees and higher security account and custody services fees, partially offset by lower discretionary mandate management fees. Transaction- and performance-based revenues of CHF 953 million increased slightly, mainly reflecting higher brokerage and product issuing fees, partially offset by lower revenues from ITS. Other revenues were significantly lower as 2016 included the gain on the sale of real estate of CHF 54 million. Adjusted net revenues of CHF 3,603 million increased 9% compared to 2016.
Provision for credit losses
In 2017, Private Banking recorded provision for credit losses of CHF 27 million, compared to CHF 20 million in 2016, including a small number of cases in Europe and related to ship finance.
Total operating expenses
Compared to 2016, total operating expenses of CHF 2,552 million increased slightly, mainly reflecting slightly higher compensation and benefits and higher commission expenses. Compensation and benefits of CHF 1,490 million increased slightly, mainly reflecting higher allocated corporate function costs. General and administrative expenses of CHF 832 million were stable with higher litigation provisions offset by lower professional services fees. Adjusted total operating expenses of CHF 2,460 million were stable compared to 2016.

Results – Private Banking
	in / end of			% change
	2017	2016	2015	17 / 16	16 / 15
Statements of operations (CHF million)
Net revenues	3,603	3,371	3,224	7	5
Provision for credit losses	27	20	5	35	300
Compensation and benefits	1,490	1,463	1,413	2	4
General and administrative expenses	832	827	1,053	1	(21)
Commission expenses	186	173	180	8	(4)
Restructuring expenses	44	47	32	(6)	47
Total other operating expenses	1,062	1,047	1,265	1	(17)
Total operating expenses	2,552	2,510	2,678	2	(6)
Income before taxes	1,024	841	541	22	55
Statement of operations metrics (%)
Cost/income ratio	70.8	74.5	83.1	–	–
Net revenue detail (CHF million)
Net interest income	1,449	1,308	1,006	11	30
Recurring commissions and fees	1,200	1,093	1,161	10	(6)
Transaction- and performance-based revenues	953	922	1,049	3	(12)
Other revenues	1	48	8	(98)	500
Net revenues	3,603	3,371	3,224	7	5
Margins on assets under management (bp)
Gross margin [1]	105	112	107	–	–
Net margin [2]	30	28	18	–	–
Number of relationship managers
Number of relationship managers	1,130	1,140	1,180	(1)	(3)
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
margins
Gross margin
Our gross margin was 105 basis points in 2017, seven basis points lower compared to 2016, mainly reflecting an increase of 14.5% in average assets under management, partially offset by higher net interest income and higher recurring commissions and fees. On the basis of adjusted net revenues, our gross margin was five basis points lower compared to 2016.
> Refer to “Assets under management” for further information.
Net margin
Our net margin was 30 basis points in 2017, two basis points higher compared to 2016, mainly reflecting higher net revenues, partially offset by the 14.5% higher average assets under management. On the basis of adjusted income before taxes, our net margin was 32 basis points in 2017, five basis points higher compared to 2016.
Assets under management
As of the end of 2017, assets under management of CHF 366.9 billion were CHF 43.7 billion higher compared to the end of 2016, primarily reflecting favorable market movements and net new assets of CHF 15.6 billion. Net new assets reflected solid inflows from emerging markets and Europe.
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
Assets under management – Private Banking
	in / end of			% change
	2017	2016	2015	17 / 16	16 / 15
Assets under management (CHF billion)
Assets under management	366.9	323.2	289.6	13.5	11.6
Average assets under management	343.9	300.3	301.3	14.5	(0.3)
Assets under management by currency (CHF billion)
USD	162.9	149.0	137.6	9.3	8.3
EUR	114.1	93.2	92.7	22.4	0.5
CHF	23.0	21.0	22.4	9.5	(6.2)
Other	66.9	60.0	36.9	11.5	62.6
Assets under management	366.9	323.2	289.6	13.5	11.6
Growth in assets under management (CHF billion)
Net new assets	15.6	15.6	(3.0)	–	–
Other effects	28.1	18.0	(31.1)	–	–
of which market movements	24.3	10.1	8.3	–	–
of which foreign exchange	1.0	7.8	(20.5)	–	–
of which other	2.8	0.1	(18.9)	–	–
Growth in assets under management	43.7	33.6	(34.1)	–	–
Growth in assets under management (%)
Net new assets	4.8	5.4	(0.9)	–	–
Other effects	8.7	6.2	(9.6)	–	–
Growth in assets under management	13.5	11.6	(10.5)	–	–

asset management
2017 results
Income before taxes of CHF 327 million increased 17% compared to 2016, with higher net revenues partially offset by higher total operating expenses. Adjusted income before taxes of CHF 381 million increased 33% compared to 2016.
Net revenues
Compared to 2016, net revenues of CHF 1,508 million increased 14%, with significantly higher management fees and higher performance and placement revenues, partially offset by significantly lower investment and partnership income. Management fees of CHF 1,084 million increased 22%, mainly reflecting higher average assets under management. Performance and placement revenues of CHF 282 million increased 36%, mainly reflecting higher performance fees and placement fees, partially offset by the loss from the business disposal of CHF 28 million. Investment and partnership income of CHF 142 million decreased 38%, primarily reflecting the investment loss of CHF 43 million from AMF in 2017 compared to a residual gain from a private equity interest of CHF 45 million in 2016. Adjusted net revenues of CHF 1,536 million increased 16% compared to 2016.
Total operating expenses
Compared to 2016, total operating expenses of CHF 1,181 million increased 13%, driven by higher compensation and benefits and higher general and administrative expenses. Compensation and benefits of CHF 726 million increased 11%, reflecting higher salary expenses and higher discretionary compensation expenses, partially offset by lower deferred compensation expenses from prior-year awards. Higher salary expenses mainly reflected the strong investment performance of a fund and the transition of the systematic market making business from Global Markets to International Wealth Management. General and administrative expenses of CHF 371 million increased 17% mainly reflecting higher professional services fees. Adjusted total operating expenses of CHF 1,155 million increased 11% compared to 2016.
Results – Asset Management
	in / end of			% change
	2017	2016	2015	17 / 16	16 / 15
Statements of operations (CHF million)
Net revenues	1,508	1,327	1,328	14	0
Provision for credit losses	0	0	0	–	–
Compensation and benefits	726	656	702	11	(7)
General and administrative expenses	371	318	376	17	(15)
Commission expenses	58	66	64	(12)	3
Restructuring expenses	26	7	4	271	75
Total other operating expenses	455	391	444	16	(12)
Total operating expenses	1,181	1,047	1,146	13	(9)
Income before taxes	327	280	182	17	54
Statement of operations metrics (%)
Cost/income ratio	78.3	78.9	86.3	–	–
Net revenue detail (CHF million)
Management fees	1,084	891	873	22	2
Performance and placement revenues	282	208	164	36	27
Investment and partnership income	142	228	291	(38)	(22)
Net revenues	1,508	1,327	1,328	14	0
of which recurring commissions and fees	935	821	804	14	2
of which transaction- and performance-based revenues	663	504	558	32	(10)
of which other revenues	(90)	2	(34)	–	–
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
Assets under management
As of the end of 2017, assets under management of CHF 385.6 billion increased CHF 64.0 billion compared to the end of 2016, reflecting a structural effect from assets under management reported for multi-asset class solutions, favorable market movements and net new assets of CHF 20.3 billion. Net new assets primarily reflected inflows from traditional and alternative investments and from emerging market joint ventures.
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
Assets under management – Asset Management
	in / end of			% change
	2017	2016	2015	17 / 16	16 / 15
Assets under management (CHF billion)
Traditional investments	217.6	159.9	172.2	36.1	(7.1)
Alternative investments	121.6	121.3	110.4	0.2	9.9
Investments and partnerships	46.4	40.4	38.7	14.9	4.4
Assets under management	385.6	321.6	321.3	19.9	0.1
Average assets under management	368.4	317.5	312.4	16.0	1.6
Assets under management by currency (CHF billion)
USD	100.1	95.9	88.1	4.4	8.9
EUR	48.2	36.6	42.1	31.7	(13.1)
CHF	182.6	140.7	148.9	29.8	(5.5)
Other	54.7	48.4	42.2	13.0	14.7
Assets under management	385.6	321.6	321.3	19.9	0.1
Growth in assets under management (CHF billion)
Net new assets [1]	20.3	5.6	26.5	–	–
Other effects	43.7	(5.3)	(10.4)	–	–
of which market movements	20.6	7.6	0.7	–	–
of which foreign exchange	(0.3)	3.9	(8.0)	–	–
of which other	23.4	(16.8)	(3.1)	–	–
Growth in assets under management	64.0	0.3	16.1	–	–
Growth in assets under management (%)
Net new assets	6.3	1.7	8.7	–	–
Other effects	13.6	(1.6)	(3.4)	–	–
Growth in assets under management	19.9	0.1	5.3	–	–
1 Includes outflows for private equity assets reflecting realizations at cost and unfunded commitments on which a fee is no longer earned.

Asia Pacific
In 2017, we reported income before taxes of CHF 729 million and net revenues of CHF 3,504 million. Income before taxes was stable compared to 2016, as lower net revenues were offset by lower total operating expenses and lower provision for credit losses.
Results Summary
2017 results
In 2017, we reported income before taxes of CHF 729 million and net revenues of CHF 3,504 million. Compared to 2016, income before taxes was stable, as lower net revenues were offset by lower total operating expenses and lower provision for credit losses. Lower net revenues were driven by lower fixed income and equity sales and trading revenues in our Markets business. Lower fixed income and trading revenues were primarily driven by decreased client activity in rates and lower revenues in foreign exchange products due to weaker trading performance. Lower equity sales and trading revenues were primarily driven by weaker results, reflecting a difficult trading environment that was characterized by persistently low levels of volatility and reduced client activity in equity derivatives, and the transition of the systematic market making business to International Wealth Management that was completed in the first quarter of 2017. These decreases were partially offset by higher net revenues in our Wealth Management & Connected business, reflecting higher Private Banking revenues, mainly from higher transaction-based revenues, and higher advisory, underwriting and financing revenues. Compared to 2016, total operating expenses of CHF 2,760 million decreased slightly, primarily reflecting lower compensation and benefits and lower commission expenses, mainly due to the transition of the systematic market making business, partially offset by higher restructuring expenses. Adjusted income before taxes of CHF 792 million increased slightly compared to 2016.
Divisional results
	in / end of			% change
	2017	2016	2015	17 / 16	16 / 15
Statements of operations (CHF million)
Net revenues	3,504	3,597	3,839	(3)	(6)
Provision for credit losses	15	26	35	(42)	(26)
Compensation and benefits	1,602	1,665	1,557	(4)	7
General and administrative expenses	831	836	790	(1)	6
Commission expenses	264	292	321	(10)	(9)
Goodwill impairment	–	–	756	–	(100)
Restructuring expenses	63	53	3	19	–
Total other operating expenses	1,158	1,181	1,870	(2)	(37)
Total operating expenses	2,760	2,846	3,427	(3)	(17)
Income before taxes	729	725	377	1	92
Statement of operations metrics (%)
Return on regulatory capital	13.8	13.7	6.7	–	–
Cost/income ratio	78.8	79.1	89.3	–	–
Economic risk capital and return
Average economic risk capital (CHF million)	3,897	4,147	3,405	(6)	22
Pre-tax return on average economic risk capital (%) [1]	18.7	17.5	11.1	–	–
Number of employees (full-time equivalents)
Number of employees	7,230	6,980	6,590	4	6
1 Calculated using a return excluding interest costs for allocated goodwill.

Divisional results (continued)
	in / end of			% change
	2017	2016	2015	17 / 16	16 / 15
Net revenues (CHF million)
Wealth Management & Connected	2,322	1,904	1,506	22	26
Markets	1,182	1,693	2,333	(30)	(27)
Net revenues	3,504	3,597	3,839	(3)	(6)
Provision for credit losses (CHF million)
New provisions	28	72	74	(61)	(3)
Releases of provisions	(13)	(46)	(39)	(72)	18
Provision for credit losses	15	26	35	(42)	(26)
Balance sheet statistics (CHF million)
Total assets	96,497	97,221	85,929	(1)	13
Net loans	43,080	40,134	35,905	7	12
of which Private Banking	35,331	33,405	–	6	–
Risk-weighted assets	31,474	34,605	26,835	(9)	29
Leverage exposure	105,585	108,926	98,632	(3)	10
2016 results
In 2016, we reported income before taxes of CHF 725 million and net revenues of CHF 3,597 million. Compared to 2015, income before taxes increased 92%, mainly due to lower total operating expenses, primarily reflecting the absence of the goodwill impairment charge of CHF 756 million in 2015, partially offset by lower net revenues, particularly in equity sales and trading revenues in our Markets business. Lower revenues in equity sales and trading were primarily driven by decreased client activity. Wealth Management & Connected revenues were higher, mainly reflecting significantly higher advisory, underwriting and financing revenues and higher net revenues from Private Banking. Compared to 2015, total operating expenses of CHF 2,846 million decreased 17%, mainly reflecting the absence of the goodwill impairment charge in 2015, partially offset by increased compensation and benefits driven by growth-related higher headcount, higher restructuring expenses and higher general and administrative expenses. Adjusted income before taxes of CHF 778 million decreased 32% compared to 2015.
Capital and leverage metrics
As of the end of 2017, we reported risk-weighted assets of CHF 31.5 billion, a decrease of CHF 3.1 billion compared to the end of 2016, primarily reflecting reductions from restructuring efforts in our Markets business and the securitization of certain lending exposures in our Wealth Management & Connected business, partly offset by an increase in lending activity in the Wealth Management & Connected business. Leverage exposure was CHF 105.6 billion, a decrease of CHF 3.3 billion compared to the end of 2016, reflecting the foreign exchange impact from the weakening of the US dollar against the Swiss franc, reductions from our restructuring efforts in the Markets business and a decrease in HQLA, partially offset by an increase in lending volumes in the Wealth Management & Connected business.

Reconciliation of adjusted results
	Wealth Management & Connected			Markets			Asia Pacific
in	2017	2016	2015	2017	2016	2015	2017	2016	2015
Adjusted results (CHF million)
Net revenues	2,322	1,904	1,506	1,182	1,693	2,333	3,504	3,597	3,839
Provision for credit losses	15	29	31	0	(3)	4	15	26	35
Total operating expenses	1,508	1,386	1,643	1,252	1,460	1,784	2,760	2,846	3,427
Goodwill impairment	–	–	(446)	–	–	(310)	–	–	(756)
Restructuring expenses	(21)	(14)	(1)	(42)	(39)	(2)	(63)	(53)	(3)
Major litigation provisions	0	0	(6)	0	0	0	0	0	(6)
Adjusted total operating expenses	1,487	1,372	1,190	1,210	1,421	1,472	2,697	2,793	2,662
Income/(loss) before taxes	799	489	(168)	(70)	236	545	729	725	377
Total adjustments	21	14	453	42	39	312	63	53	765
Adjusted income/(loss) before taxes	820	503	285	(28)	275	857	792	778	1,142
Adjusted return on regulatory capital (%)	–	–	–	–	–	–	15.0	14.8	20.4
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjusted results" in Credit Suisse for further information.
Wealth Management & Connected
2017 Results
Income before taxes of CHF 799 million increased 63% compared to 2016, primarily reflecting significantly higher net revenues, partially offset by higher total operating expenses. Adjusted income before taxes of CHF 820 million increased 63% compared to 2016.
Net revenues
Net revenues of CHF 2,322 million increased 22% compared to 2016, reflecting higher Private Banking revenues, mainly from higher transaction-based revenues and higher advisory, underwriting and financing revenues. Transaction-based revenues increased 29% to CHF 606 million, mainly due to higher brokerage and product issuing and corporate advisory fees arising from integrated solutions. Recurring commissions and fees increased 19% to CHF 381 million, primarily reflecting higher investment product management, discretionary mandate management and security account and custody services fees. Net interest income increased slightly to CHF 620 million, reflecting higher average deposit and loan volumes, partially offset by slightly lower deposit margins and lower loan margins. Advisory, underwriting and financing revenues increased 35% to CHF 715 million, primarily due to higher financing and debt and equity underwriting revenues, partially offset by lower fees from M&A transactions. Financing revenues in 2017 included a gain of CHF 64 million from a pre-IPO financing and a positive net fair value impact of CHF 94 million from an impaired loan portfolio in recovery management.
Provision for credit losses
The Wealth Management & Connected loan portfolio primarily comprises Private Banking >>>lombard loans, mainly backed by listed securities, and secured and unsecured loans to corporates.
In 2017, Wealth Management & Connected recorded a provision for credit losses of CHF 15 million relating to several individual cases, compared to a provision for credit losses of CHF 29 million in 2016.
Total operating expenses
Total operating expenses of CHF 1,508 million increased 9% compared to 2016, mainly reflecting higher compensation and benefits, higher general and administrative expenses and higher commission expenses. Compensation and benefits increased 6% to CHF 1,002 million, primarily driven by higher compliance, risk and IT compensation related expenses and higher discretionary compensation, reflecting growth-related higher headcount. General and administrative expenses increased 10% to CHF 421 million, mainly due to higher risk, IT infrastructure, finance and compliance expenses. Commission expenses of CHF 64 million increased 36%, primarily reflecting higher transaction-based revenues.

Results - Wealth Management & Connected
	in / end of			% change
	2017	2016	2015	17 / 16	16 / 15
Statements of operations (CHF million)
Net revenues	2,322	1,904	1,506	22	26
Provision for credit losses	15	29	31	(48)	(6)
Compensation and benefits	1,002	941	791	6	19
General and administrative expenses	421	384	354	10	8
Commission expenses	64	47	51	36	(8)
Goodwill impairment	–	–	446	–	(100)
Restructuring expenses	21	14	1	50	–
Total other operating expenses	506	445	852	14	(48)
Total operating expenses	1,508	1,386	1,643	9	(16)
Income/(loss) before taxes	799	489	(168)	63	–
Statement of operations metrics (%)
Cost/income ratio	64.9	72.8	109.1	–	–
Net revenue detail (CHF million)
Private Banking	1,607	1,374	1,178	17	17
of which net interest income	620	602	445	3	35
of which recurring commissions and fees	381	319	297	19	7
of which transaction-based revenues	606	469	419	29	12
of which other revenues	0	(16)	17	100	–
Advisory, underwriting and financing	715	530	328	35	62
Net revenues	2,322	1,904	1,506	22	26
Private Banking margins on assets under management (bp)
Gross margin [1]	88	86	79	–	–
Net margin [2]	30	23	22	–	–
Number of relationship managers
Number of relationship managers	590	640	580	(8)	10
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
2016 Results
Income before taxes was CHF 489 million compared to a loss of CHF 168 million in 2015, primarily reflecting higher net revenues and lower total operating expenses. Adjusted income before taxes of CHF 503 million increased 76% compared to 2015.
Net revenues
Net revenues of CHF 1,904 million increased 26% compared to 2015, mainly reflecting higher advisory, underwriting and financing revenues and higher net interest income. Advisory, underwriting and financing revenues increased 62% to CHF 530 million, mainly reflecting higher financing revenues and higher fees from M&A transactions. Financing revenues included the positive net fair value impact of CHF 48 million from the impaired loan portfolio in recovery management. Net interest income increased 35% to CHF 602 million, reflecting higher deposit margins and slightly higher loan margins on higher average deposit and loans volumes. Transaction-based revenues increased 12% to CHF 469 million, mainly due to higher corporate advisory fees arising from integrated solutions. Recurring commissions and fees increased 7% to CHF 319 million, primarily reflecting higher investment product management fees, higher wealth structuring solutions fees and higher investment advisory fees.
Provision for credit losses
The Wealth Management & Connected loan portfolio primarily comprises Private Banking lombard loans, mainly backed by listed securities, and secured and unsecured loans to corporates.
In 2016, Wealth Management & Connected recorded a provision for credit losses of CHF 29 million, compared to a provision for credit losses of CHF 31 million in 2015. The provision for credit losses in 2016 was mainly in relation to a small number of share-based loans in Hong Kong which were impaired in the third quarter of 2016 due to their collateral values abruptly falling below their loan amounts.

Total operating expenses
Total operating expenses of CHF 1,386 million decreased 16% compared to 2015, mainly reflecting the absence of the goodwill impairment charge of CHF 446 million in 2015, partially offset by higher compensation and benefits and higher general and administrative expenses. Compensation and benefits increased 19% to CHF 941 million, primarily driven by higher salary expenses, including higher growth-related headcount. General and administrative expenses increased 8% to CHF 384 million, mainly due to higher IT infrastructure expenses, higher product development and solution expenses and higher occupancy expenses, partially offset by lower litigation provisions.
Margins
Gross margin
Our gross margin was 88 basis points in 2017, two basis points higher compared to 2016, reflecting higher net revenues that were mostly offset by a 14.3% increase in average assets under management.
> Refer to “Assets under management” for further information.
Net margin
Our net margin was 30 basis points in 2017, seven basis points higher compared to 2016, reflecting higher net revenues and lower provision for credit losses, partially offset by higher total operating expenses and the increase in average assets under management.
Assets under management
As of the end of 2017, assets under management of CHF 196.8 billion were CHF 29.9 billion higher compared to the end of 2016, mainly reflecting net new assets of CHF 16.9 billion and favorable market movements. Net new assets reflected inflows primarily from Greater China, South East Asia, Japan and Australia.
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
Assets under management – Private Banking
	in / end of			% change
	2017	2016	2015	17 / 16	16 / 15
Assets under management (CHF billion)
Assets under management	196.8	166.9	150.4	17.9	11.0
Average assets under management	182.3	159.5	150.0	14.3	6.3
Assets under management by currency (CHF billion)
USD	98.2	82.5	66.5	19.0	24.1
EUR	6.7	4.6	4.7	45.7	(2.1)
CHF	2.5	2.0	2.3	25.0	(13.0)
Other	89.4	77.8	76.9	14.9	1.2
Assets under management	196.8	166.9	150.4	17.9	11.0
Growth in assets under management (CHF billion)
Net new assets	16.9	13.6	17.8	–	–
Other effects	13.0	2.9	(17.9)	–	–
of which market movements	16.8	1.0	(4.9)	–	–
of which foreign exchange	(3.9)	4.8	(3.4)	–	–
of which other	0.1	(2.9)	(9.6)	–	–
Growth in assets under management	29.9	16.5	(0.1)	–	–
Growth in assets under management (%)
Net new assets	10.1	9.0	11.8	–	–
Other effects	7.8	2.0	(11.9)	–	–
Growth in assets under management	17.9	11.0	(0.1)	–	–

markets
2017 Results
Loss before taxes of CHF 70 million in 2017 compared to an income before taxes of CHF 236 million in 2016. The related decrease of CHF 306 million primarily reflected lower net revenues, partially offset by lower total operating expenses. Adjusted loss before taxes of CHF 28 million in 2017 compared to adjusted income before taxes of CHF 275 million in 2016.
Net revenues
Net revenues of CHF 1,182 million decreased 30% compared to 2016, due to lower fixed income and equity sales and trading revenues. Fixed income sales and trading revenues decreased 51% to CHF 262 million, mainly due to decreased client activity in rates and lower revenues in foreign exchange products due to weaker trading performance. Developed markets rates products revenue in 2016 included a positive impact of CHF 33 million resulting from an increase in the funding value of certain structured deposits originated in Asia Pacific. Equity sales and trading revenues decreased 21% to CHF 920 million, mainly due to lower revenues from equity derivatives from weaker trading performance and lower client activity, and the transition of the systematic market making business to International Wealth Management that was completed in the first quarter of 2017. In 2016, equity derivatives revenue included the positive impact of CHF 65 million in derivatives resulting from a recalibration of the valuation model for certain hybrid instruments.
Provision for credit losses
In 2017, Markets had no provision for credit losses, compared to a release of provision for credit losses of CHF 3 million in 2016.
Total operating expenses
Total operating expenses of CHF 1,252 million decreased 14% compared to 2016, mainly reflecting lower compensation and benefits, general and administrative expenses and commission expenses. Compensation and benefits decreased 17% to CHF 600 million, mainly due to lower deferred compensation expenses from prior-year awards and salary expenses, reflecting a decrease in headcount from the restructuring of the Markets business. General and administrative expenses decreased 9% to CHF 410 million, mainly due to lower regulatory-related allocations and lower withholding taxes. Commission expenses decreased 18% to CHF 200 million, primarily reflecting the transition of the systematic market making business. Adjusted total operating expenses of CHF 1,210 million decreased 15% compared to 2016.
Results – Markets
	in / end of			% change
	2017	2016	2015	17 / 16	16 / 15
Statements of operations (CHF million)
Net revenues	1,182	1,693	2,333	(30)	(27)
Provision for credit losses	0	(3)	4	100	–
Compensation and benefits	600	724	766	(17)	(5)
General and administrative expenses	410	452	436	(9)	4
Commission expenses	200	245	270	(18)	(9)
Goodwill impairment	–	–	310	–	(100)
Restructuring expenses	42	39	2	8	–
Total other operating expenses	652	736	1,018	(11)	(28)
Total operating expenses	1,252	1,460	1,784	(14)	(18)
Income/(loss) before taxes	(70)	236	545	–	(57)
Statement of operations metrics (%)
Cost/income ratio	105.9	86.2	76.5	–	–
Net revenue detail (CHF million)
Equity sales and trading	920	1,162	1,801	(21)	(35)
Fixed income sales and trading	262	531	532	(51)	0
Net revenues	1,182	1,693	2,333	(30)	(27)

2016 Results
Income before taxes of CHF 236 million decreased CHF 309 million compared to 2015, primarily due to lower net revenues. Adjusted income before taxes of CHF 275 million decreased 68% compared to 2015.
Net revenues
Net revenues of CHF 1,693 million decreased 27% compared to 2015, primarily due to lower equity sales and trading revenues. Equity sales and trading revenues decreased 35% to CHF 1,162 million, mainly due to decreases in equity derivatives, reflecting lower client activity, and decreases in systematic market making, partially offset by the positive impact of CHF 65 million in derivatives in 2016, resulting from a recalibration of the valuation model for certain hybrid instruments to reflect increased observability of pricing data and a more standardized approach across products. Fixed income sales and trading revenues were stable compared to 2015, as higher revenues from developed markets rates products, which included a positive impact of CHF 33 million in 2016 resulting from an increase in the funding value of certain structured deposits originated in Asia Pacific were offset by lower revenues from emerging markets rates products.
Provision for credit losses
In 2016, Markets recorded a release of provision for credit losses of CHF 3 million, compared to a provision for credit losses of CHF 4 million in 2015.
Total operating expenses
Total operating expenses of CHF 1,460 million decreased 18% compared to 2015, mainly reflecting the absence of the goodwill impairment charge of CHF 310 million in 2015. Compensation and benefits decreased 5% to CHF 724 million, mainly due to lower discretionary compensation expenses and lower deferred compensation expenses from prior-year awards, partially offset by higher salary expenses. Commission expenses decreased 9% to CHF 245 million, primarily reflecting lower client trading volumes in equities. Restructuring expenses increased CHF 37 million to CHF 39 million, reflecting ongoing cost management initiatives. General and administrative expenses increased 4% to CHF 452 million, mainly due to higher corporate management charges. Adjusted total operating expenses of CHF 1,421 million decreased slightly compared to 2015.

Global Markets
In 2017, we reported income before taxes of CHF 450 million and net revenues of CHF 5,551 million. Net revenues were stable compared to 2016, as improved fixed income and underwriting revenues were offset by challenging trading conditions in our equities businesses.
Results Summary
2017 results
In 2017, we reported income before taxes of CHF 450 million and net revenues of CHF 5,551 million. Compared to 2016, net revenues were stable, as substantially higher securitized products revenues and increased underwriting activity were offset by challenging equity trading conditions which resulted in low levels of client activity, particularly in ITS. Fixed income sales and trading revenues increased 12%, underwriting revenues increased 17% and equity sales and trading revenues declined 19%. Total operating expenses were CHF 5,070 million, down 7% compared to 2016, reflecting lower compensation and benefits, reduced allocated corporate function costs and lower restructuring costs. We reported an adjusted income before taxes of CHF 608 million in 2017 compared to CHF 272 million in 2016.
Divisional results
	in / end of			% change
	2017	2016	2015	17 / 16	16 / 15
Statements of operations (CHF million)
Net revenues	5,551	5,497	6,826	1	(19)
Provision for credit losses	31	(3)	10	–	–
Compensation and benefits	2,532	2,725	3,105	(7)	(12)
General and administrative expenses	1,839	2,001	2,322	(8)	(14)
Commission expenses	549	509	563	8	(10)
Goodwill impairment	0	0	2,661	–	(100)
Restructuring expenses	150	217	96	(31)	126
Total other operating expenses	2,538	2,727	5,642	(7)	(52)
Total operating expenses	5,070	5,452	8,747	(7)	(38)
Income/(loss) before taxes	450	48	(1,931)	–	–
Statement of operations metrics (%)
Return on regulatory capital	3.2	0.4	(11.2)	–	–
Cost/income ratio	91.3	99.2	128.1	–	–
Economic risk capital and return
Average economic risk capital (CHF million)	9,327	9,928	12,372	(6)	(20)
Pre-tax return on average economic risk capital (%) [1]	4.8	0.5	(15.6)	–	–
Balance sheet statistics (CHF million, except where indicated)
Total assets	242,159	239,700	234,276	1	2
Risk-weighted assets	58,858	51,713	62,838	14	(18)
Risk-weighted assets (USD)	60,237	50,556	63,527	19	(20)
Leverage exposure	283,809	284,143	276,656	0	3
Leverage exposure (USD)	290,461	277,787	279,691	5	(1)
Number of employees (full-time equivalents)
Number of employees	11,740	11,530	12,000	2	(4)
1 Calculated using a return excluding interest costs for allocated goodwill.

Divisional results (continued)
	in			% change
	2017	2016	2015	17 / 16	16 / 15
Net revenue detail (CHF million)
Fixed income sales and trading	2,922	2,599	3,355	12	(23)
Equity sales and trading	1,750	2,157	2,725	(19)	(21)
Underwriting	1,115	957	953	17	–
Other	(236)	(216)	(207)	9	4
Net revenues	5,551	5,497	6,826	1	(19)
Reconciliation of adjusted results
	Global Markets
in	2017	2016	2015
Adjusted results (CHF million)
Net revenues	5,551	5,497	6,826
Provision for credit losses	31	(3)	10
Total operating expenses	5,070	5,452	8,747
Goodwill impairment	–	–	(2,661)
Restructuring expenses	(150)	(217)	(96)
Major litigation provisions	0	(7)	(231)
Expenses related to business sales	(8)	0	0
Adjusted total operating expenses	4,912	5,228	5,759
Income/(loss) before taxes	450	48	(1,931)
Total adjustments	158	224	2,988
Adjusted income before taxes	608	272	1,057
Adjusted return on regulatory capital (%)	4.3	2.0	6.7
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjusted results" in Credit Suisse for further information.
2016 results
In 2016, we reported income before taxes of CHF 48 million and net revenues of CHF 5,497 million. Compared to 2015, net revenues decreased 19%, as challenging trading conditions resulted in low levels of client activity. Fixed income sales and trading revenues declined 23%, equity sales and trading revenues declined 21% and underwriting revenues were stable. Total operating expenses were CHF 5,452 million, down 38% compared to 2015, reflecting the goodwill impairment of CHF 2,661 million in 2015. Adjusted total operating expenses of CHF 5,228 million decreased 9% compared to 2015, reflecting lower compensation and benefits and decreased costs related to our risk, regulatory and compliance infrastructure. Adjusted income before taxes was CHF 272 million in 2016, compared to CHF 1,057 million in 2015.
Capital and leverage metrics
At the end of 2017, we reported risk-weighted assets of USD 60.2 billion, in line with our 2018 threshold of USD 60 billion. Risk-weighted assets increased USD 9.7 billion compared to 2016 primarily reflecting increased business activity across our credit businesses and capital markets, the expiration of a credit risk hedge and methodology changes. Leverage exposure was USD 290.5 billion, in line with our 2018 threshold of USD 290 billion. Leverage exposure increased USD 12.7 billion compared to 2016 primarily due to increased business activity.
2017 Results
Revenues reflected a change in the intra-divisional funding cost allocation methodology between fixed income sales and trading and equity sales and trading in the fourth quarter of 2017 due to ongoing work on the implementation of the net stable funding ratio framework.
Fixed income sales and trading
Fixed income sales and trading revenues of CHF 2,922 million increased 12% compared to 2016, primarily due to substantially higher securitized products revenues reflecting strength across all products. This was partially offset by substantially lower macro products revenues reflecting weak US rates results due to subdued volatility and our reduced issuance of structured notes. Emerging markets revenues decreased, reflecting a substantial decline in Brazil financing due to significantly lower client activity compared to more favorable market conditions in 2016. In addition, global credit products revenues decreased, driven by lower investment grade trading and leveraged finance revenues in light of continued low volatility and tighter credit spreads.

Equity sales and trading
Equity sales and trading revenues of CHF 1,750 million decreased 19% compared to 2016, reflecting lower systematic market revenues driven by the transition of the business to International Wealth Management that was completed in the first quarter of 2017, coupled with a difficult trading environment. Equity derivatives revenues decreased significantly due to continued low levels of volatility, which negatively impacted flow derivatives. Prime services revenues declined primarily reflecting lower client financing revenues given a low trading volume environment. Cash equities revenues were stable in a difficult trading environment.
Underwriting
Underwriting revenues of CHF 1,115 million increased 17% compared to 2016, reflecting increased issuance activity due to a low volatility market environment. Debt underwriting revenues increased, primarily due to significantly higher leveraged finance revenues. In addition, equity underwriting revenues increased, due to significantly higher primary issuance volumes.
Provision for credit losses
Global Markets recorded a provision for credit losses of CHF 31 million in 2017. In 2016 we recorded a release of provision for credit losses of CHF 3 million. The release of provision reflected the stabilization in the energy sector.
Total operating expenses
Compared to 2016, total operating expenses of CHF 5,070 million decreased 7%, reflecting lower compensation and benefits, reduced general and administrative expenses and lower restructuring costs. Compensation and benefits decreased 7%, reflecting lower deferred compensation expenses from prior-year awards, lower salary and reduced discretionary compensation expenses. General and administrative expenses decreased, primarily due to lower allocated corporate function costs. In addition, we incurred restructuring expenses of CHF 150 million.
2016 Results
Fixed income sales and trading
Fixed income sales and trading revenues of CHF 2,599 million declined 23%, compared to 2015, primarily due to lower securitized products revenues as we significantly reduced our risk and capital profile. Revenues in our rates business declined, due to lower capital usage and the exit of our European rates business as we resized the franchise. In addition, emerging markets revenues declined, primarily due to lower structured products results. This was partially offset by improved Brazil trading activity and higher global credit product revenues, reflecting improved leveraged finance trading activity due to a significant rebound in US high yield and loan trading.
Equity sales and trading
Equities revenues of CHF 2,157 million declined 21%, compared to 2015, reflecting challenging operating conditions. Equity derivatives revenues declined mainly due to decreased structured and flow derivatives, reflecting lower volatility. Systematic market making revenues declined due to low volatility. Prime services revenues declined, reflecting our resized business model compared to 2015. Cash equities revenues were lower, reflecting a decline in Europe, Middle East and Africa (EMEA) trading volumes. This was partially offset by improved convertibles revenues.
Underwriting
Underwriting revenues of CHF 957 million were stable compared to 2015, primarily due to higher debt underwriting revenues driven by improved investment grade and leveraged finance activity. This was offset by lower equity underwriting revenues, primarily due to reduced industry-wide issuance activity.
Provision for credit losses
Global Markets recorded a release of provision for credit losses of CHF 3 million in 2016 and a provision for credit losses of CHF 10 million in 2015. The release of provision reflected the stabilization in the energy sector.
Total operating expenses
Compared to 2015, total operating expenses of CHF 5,452 million decreased 38%, primarily due to the goodwill impairment charge of CHF 2,661 million in 2015. Compensation and benefits decreased 12%, reflecting lower deferred compensation expenses from prior-year awards and lower salary expenses. General and administrative expenses decreased, reflecting reduced costs related to our risk, regulatory and compliance infrastructure. In addition, we incurred restructuring expenses of CHF 217 million. Adjusted total operating expenses decreased 9%.

Investment Banking & Capital Markets
In 2017, we reported income before taxes of CHF 369 million and net revenues of CHF 2,139 million. Income before taxes increased 41% and net revenues increased 8% compared to 2016. Profitability was positively impacted by an improved share of wallet and increased underwriting revenues.
Results Summary
2017 results
In 2017, we reported income before taxes of CHF 369 million and net revenues of CHF 2,139 million. Net revenues increased 8% compared to 2016, due to higher revenues from debt underwriting and equity underwriting, partially offset by lower revenues in advisory and other fees. Debt underwriting revenues of CHF 1,030 million increased 10%, driven by higher leveraged finance revenues, partially offset by lower derivatives financing revenues. Equity underwriting revenues of CHF 386 million increased 24%, primarily reflecting an increase in the overall industry-wide fee pool driven by strong IPO activity. Advisory and other fees of CHF 770 million decreased 9%, mainly reflecting lower revenues from completed M&A transactions. Total operating expenses of CHF 1,740 million increased 3%, primarily due to higher compensation and benefits and restructuring expenses. Adjusted income before taxes was CHF 411 million in 2017, compared to CHF 289 million in 2016.
Divisional results
	in / end of			% change
	2017	2016	2015	17 / 16	16 / 15
Statements of operations (CHF million)
Net revenues	2,139	1,972	1,787	8	10
Provision for credit losses	30	20	0	50	–
Compensation and benefits	1,268	1,237	1,265	3	(2)
General and administrative expenses	423	424	432	–	(2)
Commission expenses	7	2	2	250	–
Goodwill impairment	0	0	380	–	(100)
Restructuring expenses	42	28	22	50	27
Total other operating expenses	472	454	836	4	(46)
Total operating expenses	1,740	1,691	2,101	3	(20)
Income/(loss) before taxes	369	261	(314)	41	–
Statement of operations metrics (%)
Return on regulatory capital	13.7	10.7	(15.4)	–	–
Cost/income ratio	81.3	85.8	117.6	–	–
Economic risk capital and return
Average economic risk capital (CHF million)	5,279	4,652	3,717	13	25
Pre-tax return on average economic risk capital (%) [1]	7.0	5.6	(8.4)	–	–
Balance sheet statistics (CHF million, except where indicated)
Total assets	20,803	20,784	18,712	0	11
Risk-weighted assets	20,058	18,027	16,150	11	12
Risk-weighted assets (USD)	20,528	17,624	16,327	16	8
Leverage exposure	43,842	45,571	40,898	(4)	11
Leverage exposure (USD)	44,870	44,552	41,347	1	8
Number of employees (full-time equivalents)
Number of employees	3,190	3,090	2,810	3	10
1 Calculated using a return excluding interest costs for allocated goodwill.

Divisional results (continued)
	in			% change
	2017	2016	2015	17 / 16	16 / 15
Net revenue detail (CHF million)
Advisory and other fees	770	849	748	(9)	14
Debt underwriting	1,030	934	809	10	15
Equity underwriting	386	312	376	24	(17)
Other	(47)	(123)	(146)	(62)	(16)
Net revenues	2,139	1,972	1,787	8	10
Reconciliation of adjusted results
	Investment Banking & Capital Markets
in	2017	2016	2015
Adjusted results (CHF million)
Net revenues	2,139	1,972	1,787
Provision for credit losses	30	20	–
Total operating expenses	1,740	1,691	2,101
Goodwill impairment	–	–	(380)
Restructuring expenses	(42)	(28)	(22)
Adjusted total operating expenses	1,698	1,663	1,699
Income/(loss) before taxes	369	261	(314)
Total adjustments	42	28	402
Adjusted income before taxes	411	289	88
Adjusted return on regulatory capital (%)	15.2	11.9	4.6
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
Capital and leverage metrics
At the end of 2017, risk-weighted assets were USD 20.5 billion, an increase of USD 2.9 billion compared to the end of 2016. The change was driven by the impact of methodology changes, growth in the loan portfolio and increased underwriting commitments. We reported leverage exposure of USD 44.9 billion, an increase of USD 0.3 billion compared to the end of 2016.
2017 Results
Advisory and other fees
In 2017, revenues from advisory and other fees of CHF 770 million decreased 9% compared to 2016, mainly reflecting lower revenues from completed M&A transactions, despite an increase in our share of wallet for those transactions. Share of wallet refers to our share of the industry-wide fee pool for the respective products.
Debt underwriting
In 2017, debt underwriting revenues of CHF 1,030 million increased 10% compared to 2016, driven by significantly higher leveraged finance revenues partially offset by lower derivatives financing revenues.
Equity underwriting
In 2017, equity underwriting revenues of CHF 386 million increased 24% compared to 2016, primarily reflecting an increase in the overall industry-wide fee pool driven by strong IPO activity.
Provision for credit losses
In 2017, Investment Banking & Capital Markets recorded a provision for credit losses of CHF 30 million including increased provisions reflecting a methodology change for probable losses inherent in the portfolio relating to the period of time expected to identify defaults once they have occurred and provisions relating to a single counterparty.

Total operating expenses
Total operating expenses of CHF 1,740 million increased 3% compared to 2016, primarily due to higher deferred compensation expenses from prior year awards, allocated corporate function costs, mainly reflecting targeted investments in our IT and compliance functions, and restructuring expenses. These increases were partially offset by a lower discretionary compensation accrual.
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
	in		% change
	2017	2016	YoY
Global advisory and underwriting revenues (USD million)
Global advisory and underwriting revenues	4,133	3,771	10
of which advisory and other fees	935	1,046	(11)
of which debt underwriting	2,292	1,967	17
of which equity underwriting	906	758	20

Strategic Resolution Unit
In 2017, we reported a loss before taxes of CHF 2,135 million and decreased risk-weighted assets by USD 10.0 billion and leverage exposure by USD 42.1 billion compared to the end of 2016.
results summary
2017 results
In 2017, we reported a loss before taxes of CHF 2,135 million, compared to a loss before taxes of CHF 5,759 million in 2016 that included significant litigation provisions of CHF 2,792 million, primarily related to the settlements with the DOJ and the NCUA regarding our legacy >>>RMBS business. In 2017, we reported an adjusted loss before taxes of CHF 1,847 million, compared to CHF 2,943 million in 2016.
Negative net revenues of CHF 886 million in 2017 were driven by overall funding costs, valuation adjustments and exit costs, partially offset by revenues from our legacy cross-border and small markets businesses. Valuation adjustments in 2017 primarily reflected mark-to-market losses on our legacy investment banking portfolio. Provision for credit losses was CHF 32 million in 2017 compared to CHF 111 million in 2016. Total operating expenses were CHF 1,217 million in 2017, including CHF 796 million of general and administrative expenses, of which CHF 300 million were litigation provisions, and CHF 332 million of compensation and benefits.
In 2017, we reported adjusted total operating expenses of CHF 891 million, compared to CHF 1,563 million in 2016.
Divisional results
	in / end of			% change
	2017	2016	2015	17 / 16	16 / 15
Statements of operations (CHF million)
Net revenues	(886)	(1,271)	511	(30)	–
of which from noncontrolling interests without significant economic interest	45	27	11	67	145
Provision for credit losses	32	111	137	(71)	(19)
Compensation and benefits	332	612	1,168	(46)	(48)
General and administrative expenses	796	3,590	1,539	(78)	133
of which litigation provisions	300	2,792	417	(89)	–
Commission expenses	32	54	163	(41)	(67)
Restructuring expenses	57	121	156	(53)	(22)
Total other operating expenses	885	3,765	1,858	(76)	103
Total operating expenses	1,217	4,377	3,026	(72)	45
of which from noncontrolling interests without significant economic interest	10	23	22	(57)	5
Income/(loss) before taxes	(2,135)	(5,759)	(2,652)	(63)	117
of which from noncontrolling interests without significant economic interest	35	4	(11)	–	–
Balance sheet statistics (CHF million, except where indicated)
Total assets	45,629	80,297	100,823	(43)	(20)
Risk-weighted assets	33,613	45,441	72,424	(26)	(37)
Risk-weighted assets (USD)	34,401	44,425	73,218	(23)	(39)
Leverage exposure	59,934	105,768	168,544	(43)	(37)
Leverage exposure (USD)	61,339	103,402	170,393	(41)	(39)
Number of employees (full-time equivalents)
Number of employees	1,530	1,830	3,200	(16)	(43)

Divisional results (continued)
	in			% change
	2017	2016	2015	17 / 16	16 / 15
Net revenue detail (CHF million)
Restructuring of select onshore businesses	31	154	757	(80)	(80)
Legacy cross-border and small markets businesses	121	194	291	(38)	(33)
Legacy asset management positions	(79)	(90)	(109)	(12)	(17)
Legacy investment banking portfolio	(697)	(1,253)	(281)	(44)	346
Legacy funding costs	(337)	(315)	(251)	7	25
Other	30	12	93	150	(87)
Noncontrolling interests without significant economic interest	45	27	11	67	145
Net revenues	(886)	(1,271)	511	(30)	–
Reconciliation of adjusted results
	Strategic Resolution Unit
in	2017	2016	2015
Adjusted results (CHF million)
Net revenues	(886)	(1,271)	511
Real estate gains	0	(4)	0
(Gains)/losses on business sales	(38)	6	0
Adjusted net revenues	(924)	(1,269)	511
Provision for credit losses	32	111	137
Total operating expenses	1,217	4,377	3,026
Restructuring expenses	(57)	(121)	(156)
Major litigation provisions	(269)	(2,693)	(290)
Adjusted total operating expenses	891	1,563	2,580
Income/(loss) before taxes	(2,135)	(5,759)	(2,652)
Total adjustments	288	2,816	446
Adjusted income/(loss) before taxes	(1,847)	(2,943)	(2,206)
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
Capital and leverage metrics
At the end of 2017, we reported >>>risk-weighted assets of USD 34.4 billion, a decrease of USD 10.0 billion compared to the end of 2016. Leverage exposure was USD 61.3 billion at the end of 2017, reflecting a decrease of USD 42.1 billion compared to the end of 2016. These decreases were primarily achieved through a broad range of transactions, including restructuring and unwinds in the derivatives portfolio, sales in the residual loan portfolio and legacy asset management positions, restructuring of life finance and emerging market exposures, real estate exits and a full exit of the legacy leveraged finance capital markets portfolio.

Development of the Strategic Resolution Unit
In the fourth quarter of 2015, we formed the Strategic Resolution Unit to oversee the effective wind-down of businesses and positions that do not fit our strategic direction in the most efficient manner possible. We plan to complete the wind-down of the division by the end of 2018. Any remaining operations and assets of the Strategic Resolution Unit are expected to be absorbed into the rest of the Group.
> Refer to “Development of the Strategic Resolution Unit” in I – Information on the company – Divisions – Strategic Resolution Unit for further information.
2017 results
Net revenues
We reported negative net revenues of CHF 886 million in 2017 compared to negative net revenues of CHF 1,271 million in 2016. The improvement was driven by lower negative valuation adjustments, a reduction in overall funding costs and lower exit losses primarily related to the sale of loan and financing portfolios, partially offset by a reduction in fee-based revenues as a result of accelerated business exits.
Provision for credit losses
Provision for credit losses was CHF 32 million in 2017 compared to CHF 111 million in 2016. Provisions in 2017 were primarily related to corporate loans, the disposal of a portfolio of senior financing on US middle market loans and ship finance exposures. Provisions in 2016 were primarily related to the ship finance sector.
Total operating expenses
Total operating expenses of CHF 1,217 million decreased CHF 3,160 million, a decline of 72% compared to 2016, primarily due to lower general and administrative expenses and lower compensation and benefits. General and administrative expenses of CHF 796 million decreased 78%, including significantly lower litigation provisions, a decrease of CHF 2,492 million as 2016 included significant litigation provisions of CHF 2,792 million, primarily related to the >>>RMBS settlements. Compensation and benefits of CHF 332 million decreased 46%, primarily from the restructuring of select onshore businesses, including cost reduction initiatives relating to the exit of our US onshore and Western European private banking businesses. Total operating expenses in 2017 included costs of CHF 177 million to meet requirements related to the settlements with US authorities regarding US cross-border matters, some of which relates to the work performed by the DFS monitor. Adjusted total operating expenses were CHF 891 million in 2017, compared to CHF 1,563 million in 2016, a decline of 43%.
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
Total operating expenses
Total operating expenses of CHF 4,377 million increased CHF 1,351 million compared to 2015, reflecting significant litigation provisions of CHF 2,792 million in 2016, primarily related to the >>>RMBS settlements, partially offset by lower compensation and benefits and commission expenses as a result of various cost reduction initiatives, as well as the transfer of our US private banking business. Total operating expenses in 2016 included CHF 121 million of restructuring expenses and costs of CHF 220 million to meet requirements related to the settlements with US authorities regarding US cross-border matters, some of which relates to the work performed by the DFS monitor. Adjusted total operating expenses were CHF 1,563 million in 2016, compared to CHF 2,580 million in 2015, a decline of 39%.

Corporate Center
In 2017, we recorded a loss before taxes of CHF 736 million compared to a loss of CHF 687 million in 2016.
Corporate Center includes parent company operations such as Group financing, expenses for projects sponsored by the Group, including costs associated with the evolution of our legal entity structure to meet developing and future regulatory requirements, and certain other expenses and revenues that have not been allocated to the segments. Corporate Center also includes consolidation and elimination adjustments required to eliminate intercompany revenues and expenses.
Treasury results include the impact of volatility in the valuations of certain central funding transactions such as structured notes issuances and swap transactions. Since the second quarter of 2017, treasury results also include additional interest charges from transfer pricing to align funding costs to assets held in the Corporate Center.
Other revenues include required elimination adjustments associated with trading in own shares and, beginning in the third quarter of 2017, include the cost of certain hedging transactions executed in connection with the Group’s >>>risk-weighted assets.
Compensation and benefits mainly reflect >>>fair value adjustments on certain deferred compensation plans not allocated to the segments and certain deferred compensation retention awards intended to support the restructuring of the Group relating to Global Markets and Investment Banking & Capital Markets predominantly through the end of 2017, and to Asia Pacific predominantly through the end of 2018.
2017 results
In 2017, we recorded a loss before taxes of CHF 736 million compared to a loss of CHF 687 million in 2016. The increase in the loss before taxes was primarily driven by higher total operating expenses, partially offset by an increase in net revenues.
We reported net revenues of CHF 85 million compared to CHF 71 million in 2016. In 2017, treasury results of CHF 56 million reflected revenues with respect to structured notes volatility of CHF 503 million, partially offset by negative revenues of CHF 257 million relating to funding activities, CHF 118 million relating to hedging volatility and CHF 74 million relating to fair-valued money market instruments. The 2017 structured notes volatility was substantially composed of the positive impact of CHF 412 million from the enhancements in the third and fourth quarters of 2017 to the valuation methodology relating to the instrument-specific credit risk on fair value option elected structured notes, of which CHF 338 million was reallocated between accumulated other comprehensive income/(loss) (AOCI) and net income. We are in the process of migrating our structured notes portfolio to a new target operating model that allows for a more granular and precise valuation of the individual notes. This migration became sufficiently advanced during the third and fourth quarters of 2017 with respect to the rates sub-portfolio to allow for this change in estimate.
Corporate Center results
	in / end of			% change
	2017	2016	2015	17 / 16	16 / 15
Statements of operations (CHF million)
Treasury results	56	(160)	69	–	–
Fair value impact from movements in own credit spreads	–	–	298	–	(100)
Other	29	231	194	(87)	19
Net revenues	85	71	561	20	(87)
Provision for credit losses	0	(1)	(1)	100	0
Compensation and benefits	394	277	351	42	(21)
General and administrative expenses	368	399	465	(8)	(14)
Commission expenses	45	76	46	(41)	65
Restructuring expenses	14	7	0	100	–
Total other operating expenses	427	482	511	(11)	(6)
Total operating expenses	821	759	862	8	(12)
Income/(loss) before taxes	(736)	(687)	(300)	7	129
Balance sheet statistics (CHF million)
Total assets	67,591	62,413	64,621	8	(3)
Risk-weighted assets [1]	23,849	17,338	18,467	38	(6)
Leverage exposure [1]	67,034	59,374	63,090	13	(6)
1 Disclosed on a look-through basis.

Total operating expenses increased 8%, primarily reflecting a 42% increase in compensation and benefits, partially offset by an 8% decrease in general and administrative expenses. The increase in compensation and benefits mainly reflected higher deferred compensation expenses from prior year awards. The decrease in general and administrative expenses was mainly due to lower expenses related to the evolution of our legal entity structure, offset by a CHF 127 million impact from the settlement with the DFS relating to certain areas of our foreign exchange trading business and the impact from a provision for indirect taxes.
Capital metrics
Following discussions with >>>FINMA during 2017, we updated our loss history and implemented a revised methodology for the measurement of our risk-weighted assets relating to operational risk, primarily in respect of our >>>RMBS settlements, which resulted in an increase of CHF 9.0 billion in the second half of 2017. This increase was partially offset by CHF 4.0 billion of movements in risk levels, primarily in credit risk.
> Refer to “Regulatory capital” in Credit Suisse for further information.
2016 results
In 2016, the Corporate Center recorded a loss before taxes of CHF 687 million compared to a loss of CHF 300 million in 2015, primarily reflecting lower net revenues.
We reported net revenues of CHF 71 million compared to CHF 561 million in 2015. In 2016, the treasury results were a negative CHF 160 million, including CHF 175 million of losses with respect to structured notes volatility, CHF 87 million relating to funding activities, CHF 104 million relating to hedging volatility and CHF 32 million relating to fair-valued money market instruments, partially offset by CHF 238 million of gains relating to Credit Suisse issued fair-valued vanilla debt instruments and associated hedges.
Total operating expenses decreased 12%, primarily reflecting a 21% decrease in compensation and benefits and a 14% decrease in general and administrative expenses. The decrease in compensation and benefits mainly reflected lower deferred compensation expenses from prior year awards. The decrease in general and administrative expenses was mainly due to lower expenses related to the evolution of our legal entity structure.
Expense allocation to divisions
	in / end of			% change
	2017	2016	2015	17 / 16	16 / 15
Expense allocation to divisions (CHF million)
Compensation and benefits	2,683	2,571	2,571	4	0
General and administrative expenses	2,642	2,978	3,439	(11)	(13)
Commission expenses	45	76	46	(41)	65
Restructuring expenses	158	166	106	(5)	57
Total other operating expenses	2,845	3,220	3,591	(12)	(10)
Total operating expenses before allocations to divisions	5,528	5,791	6,162	(5)	(6)
Net allocation to divisions	4,707	5,032	5,300	(6)	(5)
of which Swiss Universal Bank	1,010	1,021	1,217	(1)	(16)
of which International Wealth Management	816	789	798	3	(1)
of which Asia Pacific	738	669	648	10	3
of which Global Markets	1,524	1,732	1,698	(12)	2
of which Investment Banking & Capital Markets	320	279	262	15	6
of which Strategic Resolution Unit	299	542	677	(45)	(20)
Total operating expenses	821	759	862	8	(12)
Corporate services and business support, including in finance, operations, human resources, legal, compliance, risk management and IT, are provided by corporate functions, and the related costs are allocated to the segments and the Corporate Center based on their requirements and other relevant measures.

Assets under management
As of the end of 2017, assets under management were CHF 1,376.1 billion, 10.0% higher compared to the end of 2016, primarily driven by favorable market movements and net new assets of CHF 37.8 billion.
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
Interest and dividend income credited to clients and commissions, interest and fees charged for banking services as well as changes in assets under management due to currency and market volatility are not taken into account when calculating net new assets, as such charges or market movements are not directly related to the Group’s success in acquiring assets under management. Similarly structural effects mainly relate to asset inflows and outflows due to acquisition or divestiture, exit from businesses or markets or exits due to new regulatory requirements and are not taken into account when calculating net new assets. The Group reviews relevant policies regarding client assets on a regular basis.
Assets under management and client assets
	end of			% change
	2017	2016	2015	17 / 16	16 / 15
Assets under management (CHF billion)
Swiss Universal Bank – Private Clients	208.3	192.2	189.8	8.4	1.3
Swiss Universal Bank – Corporate & Institutional Clients	354.7	339.3	327.0	4.5	3.8
International Wealth Management – Private Banking	366.9	323.2	289.6	13.5	11.6
International Wealth Management – Asset Management	385.6	321.6	321.3	19.9	0.1
Asia Pacific – Private Banking	196.8	166.9	150.4	17.9	11.0
Strategic Resolution Unit	5.0	13.7	27.3	(63.5)	(49.8)
Assets managed across businesses [1]	(141.2)	(105.8)	(91.3)	33.5	15.9
Assets under management	1,376.1	1,251.1	1,214.1	10.0	3.0
of which discretionary assets	452.5	404.3	410.1	11.9	(1.4)
of which advisory assets	923.6	846.8	804.0	9.1	5.3
Client assets (CHF billion) [2]
Swiss Universal Bank – Private Clients	241.0	218.5	210.0	10.3	4.0
Swiss Universal Bank – Corporate & Institutional Clients	463.8	447.8	433.3	3.6	3.3
International Wealth Management – Private Banking	466.0	423.4	400.0	10.1	5.9
International Wealth Management – Asset Management	385.6	321.6	321.3	19.9	0.1
Asia Pacific – Private Banking	255.5	202.8	169.8	26.0	19.4
Strategic Resolution Unit	8.5	19.8	110.4	(57.1)	(82.1)
Assets managed across businesses [1]	(141.2)	(105.8)	(91.3)	33.5	15.9
Client assets	1,679.2	1,528.1	1,553.5	9.9	(1.6)
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

Growth in assets under management
in	2017	2016	2015
Growth in assets under management (CHF billion)
Net new assets	37.8	26.8	46.9
of which Swiss Universal Bank – Private Clients	4.7	0.1	3.3
of which Swiss Universal Bank – Corporate & Institutional Clients	(13.9)	2.5	10.5
of which International Wealth Management – Private Banking	15.6	15.6	(3.0)
of which International Wealth Management – Asset Management [1]	20.3	5.6	26.5
of which Asia Pacific – Private Banking	16.9	13.6	17.8
of which Strategic Resolution Unit	(2.5)	(8.5)	(4.0)
of which assets managed across businesses [2]	(3.3)	(2.1)	(4.2)
Other effects	87.2	10.2	(201.5)
of which Swiss Universal Bank – Private Clients	11.4	2.3	(15.4)
of which Swiss Universal Bank – Corporate & Institutional Clients	29.3	9.8	(16.1)
of which International Wealth Management – Private Banking	28.1	18.0	(31.1)
of which International Wealth Management – Asset Management	43.7	(5.3)	(10.4)
of which Asia Pacific – Private Banking	13.0	2.9	(17.9)
of which Strategic Resolution Unit	(6.2)	(5.1)	(112.7)
of which assets managed across businesses [2]	(32.1)	(12.4)	2.1
Growth in assets under management	125.0	37.0	(154.6)
of which Swiss Universal Bank – Private Clients	16.1	2.4	(12.1)
of which Swiss Universal Bank – Corporate & Institutional Clients	15.4	12.3	(5.6)
of which International Wealth Management – Private Banking	43.7	33.6	(34.1)
of which International Wealth Management – Asset Management [1]	64.0	0.3	16.1
of which Asia Pacific – Private Banking	29.9	16.5	(0.1)
of which Strategic Resolution Unit	(8.7)	(13.6)	(116.7)
of which assets managed across businesses [2]	(35.4)	(14.5)	(2.1)
Growth in assets under management (%)
Net new assets	3.0	2.2	3.4
of which Swiss Universal Bank – Private Clients	2.4	0.1	1.6
of which Swiss Universal Bank – Corporate & Institutional Clients	(4.1)	0.8	3.2
of which International Wealth Management – Private Banking	4.8	5.4	(0.9)
of which International Wealth Management – Asset Management [1]	6.3	1.7	8.7
of which Asia Pacific – Private Banking	10.1	9.0	11.8
of which Strategic Resolution Unit	(18.2)	(31.1)	(2.8)
of which assets managed across businesses [2]	3.1	2.3	4.7
Other effects	7.0	0.8	(14.7)
of which Swiss Universal Bank – Private Clients	6.0	1.2	(7.6)
of which Swiss Universal Bank – Corporate & Institutional Clients	8.6	3.0	(4.9)
of which International Wealth Management – Private Banking	8.7	6.2	(9.6)
of which International Wealth Management – Asset Management	13.6	(1.6)	(3.4)
of which Asia Pacific – Private Banking	7.8	2.0	(11.9)
of which Strategic Resolution Unit	(45.3)	(18.7)	(78.2)
of which assets managed across businesses [2]	30.4	13.6	(2.3)
Growth in assets under management	10.0	3.0	(11.3)
of which Swiss Universal Bank – Private Clients	8.4	1.3	(6.0)
of which Swiss Universal Bank – Corporate & Institutional Clients	4.5	3.8	(1.7)
of which International Wealth Management – Private Banking	13.5	11.6	(10.5)
of which International Wealth Management – Asset Management [1]	19.9	0.1	5.3
of which Asia Pacific – Private Banking	17.9	11.0	(0.1)
of which Strategic Resolution Unit	(63.5)	(49.8)	(81.0)
of which assets managed across businesses [2]	33.5	15.9	2.4
1 Includes outflows for private equity assets reflecting realizations at cost and unfunded commitments on which a fee is no longer earned.
2 Represents assets managed by Asset Management within International Wealth Management for the other businesses.

2017 results
As of the end of 2017, assets under management were CHF 1,376.1 billion, an increase of CHF 125.0 billion compared to the end of 2016. The increase was mainly driven by favorable market movements and net new assets of CHF 37.8 billion.
Net new assets of CHF 37.8 billion mainly reflected net new assets of CHF 20.3 billion in the Asset Management business of International Wealth Management, primarily reflecting inflows from traditional and alternative investments and from emerging market joint ventures, net new assets of CHF 16.9 billion in the Private Banking business of Asia Pacific, reflecting inflows primarily from Greater China, South East Asia, Japan and Australia and net new assets of CHF 15.6 billion in the Private Banking business of International Wealth Management, reflecting solid inflows from emerging markets and Europe. These were partially offset by net asset outflows of CHF 13.9 billion in the Corporate & Institutional Clients business of Swiss Universal Bank primarily due to redemptions of CHF 13.3 billion from a single public sector mandate in the third quarter 2017.
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
Net new assets of CHF 26.8 billion mainly reflected net new assets of CHF 15.6 billion in the Private Banking business of International Wealth Management, primarily from emerging markets and Europe and net new assets of CHF 13.6 billion in the Private Banking business of Asia Pacific, reflecting inflows primarily from Greater China and Australia, partially offset by outflows of CHF 8.5 billion related to the wind-down of operations in the Strategic Resolution Unit.
> Refer to “Swiss Universal Bank”, “International Wealth Management” and “Asia Pacific” and “Note 37 – Assets under management” in VI – Consolidated financial statements – Credit Suisse Group for further information.

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
> Refer to “Note 1 – Summary of significant accounting policies” and “Note 2 – Recently issued accounting standards” in VI – Consolidated financial statements – Credit Suisse Group for further information on significant accounting policies and new accounting pronouncements. For financial information relating to the Bank, refer to the corresponding notes in the consolidated financial statements of the Bank.
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
> Refer to “Note 34 – Financial instruments” in VI – Consolidated financial statements – Credit Suisse Group for further information on fair value and related control processes of the Group.
Variable interest entities
As a normal part of our business, we engage in various transactions which include entities that are considered VIEs. VIEs are special purpose entities that typically lack sufficient equity to finance their activities without additional subordinated financial support or are structured such that the holders of the voting rights do not substantively participate in the gains and losses of the entity. Such entities are required to be assessed for consolidation under US GAAP, compelling the primary beneficiary to consolidate the VIE. The primary beneficiary is the party that has the power to direct the activities that most significantly affect the economics of the VIE and has the right to receive benefits or the obligation to absorb losses of the entity that could be potentially significant to the VIE. We consolidate all VIEs where we are the primary beneficiary. Application of the accounting requirements for consolidation of VIEs, including ongoing re-assessment of VIEs for possible consolidation, may require the exercise of significant management judgment.
> Refer to “Note 1 – Summary of significant accounting policies” and “Note 33 – Transfers of financial assets and variable interest entities” in VI – Consolidated financial statements – Credit Suisse Group for further information on VIEs.
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
> Refer to “Note 38 – Litigation” in VI – Consolidated financial statements – Credit Suisse Group for further information on legal proceedings.
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
> Refer to “Note 1 – Summary of significant accounting policies” and “Note 18 – Loans, allowance for loan losses and credit quality” in VI – Consolidated financial statements – Credit Suisse Group for further information on allowance for loan losses.
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
> Refer to “Risk Management” in III – Treasury, Risk, Balance sheet and Off-balance sheet and “Note 18 – Loans, allowance for loan losses and credit quality” in VI – Consolidated financial statements – Credit Suisse Group for loan portfolio disclosures, valuation adjustment disclosures and certain other information relevant to the evaluation of credit risk and credit risk management.
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
On December 7, 2016, and on February 14, 2017, the Group announced a reorganization and change to financial reporting affecting its Swiss Universal Bank and Asia Pacific segments. During the first quarter of 2017, these measures were implemented. The Group determined that these changes constituted triggering events. The Group’s reporting units as a result of these measures are defined as follows: Swiss Universal Bank – Private Clients (formerly Private Banking), Swiss Universal Bank – Corporate & Institutional Clients (formerly Corporate & Institutional Banking), International Wealth Management – Private Banking, International Wealth Management – Asset Management, Asia Pacific – Wealth Management & Connected (formerly Private Banking), Asia Pacific – Markets (formerly Investment Banking), Global Markets, Investment Banking & Capital Markets and the Strategic Resolution Unit.
Under Accounting Standards Update 2011-08, “Testing Goodwill for Impairment” (ASU 2011-08), a qualitative assessment is permitted to evaluate whether a reporting unit’s >>>fair value is less than its carrying value. If on the basis of the qualitative assessment it is more likely than not that the reporting unit’s fair value is higher than its carrying value, no quantitative goodwill impairment test is required. If on the basis of the qualitative assessment it is more likely than not that the reporting unit’s fair value is lower than its carrying value, a quantitative goodwill impairment test must be performed, by calculating the fair value of the reporting unit and comparing that amount to its carrying value. If the fair value of a reporting unit exceeds its carrying value, there is no goodwill impairment. If the carrying value exceeds the fair value, there is a goodwill impairment. The goodwill impairment is calculated as the difference between the carrying value and the fair value of the reporting unit up to a maximum of the goodwill amount recorded in that reporting unit.
The qualitative assessment is intended to be a simplification of the annual impairment test and can be bypassed for any reporting unit and any period to proceed directly to performing the quantitative goodwill impairment test. When bypassing the qualitative assessment in any period in accordance with the current practice of the Group, the preparation of a qualitative assessment can be resumed in any subsequent period.
Circumstances that could trigger an initial qualitative assessment of the goodwill impairment test include, but are not limited to: (i) macroeconomic conditions such as a deterioration in general economic conditions or other developments in equity and credit markets; (ii) industry and market considerations such as a deterioration in the environment in which the entity operates, an increased competitive environment, a decline in market-dependent multiples or metrics (considered in both absolute terms and relative to peers), and regulatory or political developments; (iii) other relevant entity-specific events such as changes in management, key personnel or strategy; (iv) a more-likely-than-not expectation of selling or disposing of all, or a portion, of a reporting unit; (v) results of testing for recoverability of a significant asset group within a reporting unit; (vi) recognition of a goodwill impairment in the financial statements of a subsidiary that is a component of a reporting unit; and (vii) a sustained decrease in share price (considered in both absolute terms and relative to peers).
The carrying value of each reporting unit for the purpose of the goodwill impairment test is determined by considering the reporting units’ >>>risk-weighted assets usage, leverage ratio exposure, deferred tax assets, goodwill and intangible assets. Any residual equity, after considering the total of these elements, is allocated to the reporting units on a pro-rata basis. As of December 31, 2017, such residual equity was equal to CHF 4,255 million.
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
In determining the estimated fair value, the Group relied upon its updated five-year strategic business plan, which included significant management assumptions and estimates based on its view of current and future economic conditions and regulatory changes, and as approved by the Board of Directors.
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
An estimated balance sheet for each reporting unit is prepared on a quarterly basis. In January 2017, the Financial Accounting Standards Board issued ASU 2017-04 Intangibles – Goodwill and Other (Topic 350) – Simplifying the Test for Goodwill Impairment. The guidance removes step two of the goodwill impairment test, which requires a hypothetical purchase price allocation. A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value. An impairment loss shall be recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit. Credit Suisse has decided to early adopt ASU 2017-04, simplifying the test for goodwill impairment as of January 1, 2017. This policy has also been early adopted for any goodwill impairment tests performed for any subsidiary of the Group.
Goodwill is tested for impairment before and immediately after a reorganization or restructuring of reporting units. As a result, the goodwill impairment test was performed during the first quarter of 2017 under the old business structure and then again under the modified structure according to the measures implemented in connection with the announcements on December 7, 2016 and February 14, 2017. Based on its goodwill impairment analysis performed during the first quarter of 2017, the Group concluded that the estimated fair value for all of the reporting units with goodwill impacted by measures implemented in connection with the December 7, 2016 and February 14, 2017 announcements substantially exceeded their related carrying values and that no impairment was necessary.
Based on its goodwill impairment analysis performed as of December 31, 2017, the Group concluded that the estimated fair value for all of the reporting units with goodwill substantially exceeded their related carrying values and no impairment was necessary as of December 31, 2017.
The Group engaged the services of an independent valuation specialist to assist in the valuation of the Global Markets and Asia Pacific Markets reporting units as of December 31, 2017. The valuations were performed using a combination of the market approach and income approach.
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
> Refer to “Note 20 – Goodwill” in VI – Consolidated financial statements – Credit Suisse Group for further information on goodwill.
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
> Refer to “Note 27 – Tax” in VI – Consolidated financial statements – Credit Suisse Group for further information on income tax positions.
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
As part of its normal practice, management has conducted a detailed evaluation of its expected future results and also considered stress scenarios. This evaluation has indicated the expected future results that are likely to be earned in jurisdictions where the Group has significant gross deferred tax assets, such as the US, Switzerland and the UK. Management then compared those expected future results with the applicable law governing utilization of deferred tax assets. Swiss tax law allows for a seven-year carry-forward period for net operating losses. UK tax law allows for an unlimited carry-forward period for net operating losses, and even though there are restrictions on the use of tax losses carried forward, these are not expected to have a material impact on the recoverability of the net deferred tax assets. US tax law allows for a 20-year carry-forward period for existing net operating losses. Due to the US tax reform enacted on December 22, 2017, this period limitation was removed and any new net operating losses will have an unlimited carry-forward period.
> Refer to “Note 27 – Tax” in VI – Consolidated financial statements – Credit Suisse Group for further information on deferred tax assets.
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
The funded status of our defined benefit pension and other post-retirement defined benefit plans is recorded in the consolidated balance sheets. The impacts from re-measuring the funded status (reflected in actuarial gains or losses) and from amending the plan (reflected in prior service cost or credits) are recognized in equity as a component of AOCI.
The projected benefit obligation (PBO) of our total defined benefit pension plans included CHF 1,083 million and CHF 979 million related to our assumption for future salary increases as of December 31, 2017 and 2016. The accumulated benefit obligation (ABO) is defined as the PBO less the amount related to estimated future salary increases. The difference between the >>>fair value of plan assets and the ABO was an overfunding of CHF 2,892 million for 2017, compared to CHF 1,708 million for 2016.
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
The expected weighted-average long-term rate of return used to determine the expected return on plan assets as a component of the net periodic benefit costs in 2017 and 2016 was 3.00% and 3.50%, respectively, for the Swiss plans and 3.88% and 5.07%, respectively, for the international plans. In 2017, if the expected long-term rate of return had been increased/decreased one percentage point, net pension expense for the Swiss plans would have decreased/increased CHF 158 million and net pension expense for the international plans would have decreased/increased CHF 33 million.
The discount rates used in determining the benefit obligation and the pension expense are based on yield curves, constructed from high-quality corporate bonds currently available and observable in the market and are expected to be available during the period to maturity of the pension benefits. In countries where there is no deep market in high-quality corporate bonds with longer durations, the best available market information, including governmental bond yields and risk premiums, is used to construct the yield curve. As a result of its review of the assumptions during 2016, Credit Suisse adopted the spot rate approach for determining the benefit obligation as of December 31, 2016 and for service and interest cost components of the pension expense for future years. Under the spot rate approach, individual spot rates along the yield curve are applied to each expected future benefit payment, whereas under the previous methodology a single weighted-average discount rate derived from the yield curve was applied. The spot rate approach provides a more precise measurement of the benefit obligation, service cost and interest cost by improving the correlation between projected cash outflows and corresponding spot rates on the yield curve.
For the Swiss plan, the weighted average discount rate for the PBO increased 0.01 percentage points from 0.85% as of December 31, 2016, to 0.86% as of December 31, 2017, mainly due to a slight change in Swiss bond market rates. The average discount rate for the PBO for the international plans decreased 0.27 percentage points from 3.10% as of December 31, 2016, to 2.83% as of December 31, 2017, mainly due to a slight decrease in bond market rates. For the year ended December 31, 2017, a one percentage point decline in the discount rates for the Swiss plans would have resulted in an increase in the PBO of CHF 1,791 million and an increase in pension expense of CHF 37 million, and a one percentage point increase in discount rates would have resulted in a decrease in the PBO of CHF 1,594 million and a decrease in the pension expense of CHF 61 million. A one percentage point decline in discount rates for the international plans as of December 31, 2017 would have resulted in an increase in the PBO of CHF 743 million and an increase in pension expense of CHF 60 million, and a one percentage point increase in discount rates would have resulted in a decrease in the PBO of CHF 599 million and a decrease in the pension expense of CHF 45 million.
Actuarial losses and prior service cost are amortized over the average remaining service period of active employees expected to receive benefits under the plan, which, as of December 31, 2017, was approximately 10 years for the Swiss plans and 3 to 20 years for the international plans. The pre-tax expense associated with the amortization of net actuarial losses and prior service cost for defined benefit pension plans for the years ended December 31, 2017, 2016 and 2015 was CHF 269 million, CHF 291 million and CHF 350 million, respectively. The amortization of recognized actuarial losses and prior service cost for defined benefit pension plans for the year ending December 31, 2018, which is assessed at the beginning of the year, is expected to be CHF 182 million, net of tax. The impact from deviations between our actuarial assumptions and the actual developments of such parameters observed for our pension plans further impacts the amount of net actuarial losses or gains recognized in equity, resulting in a higher or lower amount of amortization expense in periods after 2018.
> Refer to “Note 30 – Pension and other post-retirement benefits” in VI – Consolidated financial statements – Credit Suisse Group for further information on pension benefits.
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
In 2017 and 2016, the weighted-average expected long-term rate of return used to calculate the expected return on plan assets as a component of the net periodic benefit costs for the international single-employer defined benefit pension plans was 3.88% and 5.07%, respectively. In 2017, if the expected long-term rate of return had been increased/decreased one percentage point, net pension expense would have decreased/increased CHF 33 million.
The discount rate used in determining the benefit obligation is based either on high-quality corporate bond rates or government bond rates plus a premium in order to approximate high-quality corporate bond rates. The average discount rate for the PBO for the international plans decreased 0.27 percentage points from 3.10% as of December 31, 2016, to 2.83% as of December 31, 2017. A one percentage point decline in the discount rate for the international single-employer plans would have resulted in an increase in PBO of CHF 743 million and an increase in pension expense of CHF 60 million, and a one percentage point increase in discount rates would have resulted in a decrease in PBO of CHF 599 million and a decrease in pension expense by CHF 45 million.
Actuarial losses and prior service cost related to the international single-employer defined benefit pension plans are amortized over the average remaining service period of active employees expected to receive benefits under the plan. The pre-tax expense associated with the amortization of recognized net actuarial losses and prior service cost for the years ended December 31, 2017, 2016 and 2015 was CHF 60 million, CHF 41 million and CHF 84 million, respectively. The amortization of recognized actuarial losses and prior service cost for the year ending December 31, 2018, which is assessed at the beginning of the year, is expected to be CHF 40 million, net of tax.

[this page intentionally left blank]

Treasury, Risk, Balance sheet and Off-balance sheet
Liquidity and funding management
Capital management
Risk management
Balance sheet, off-balance sheet and other contractual obligations

Liquidity and funding management
During 2017, we maintained a strong liquidity and funding position. The majority of our unsecured funding was generated from core customer deposits and long-term debt.
Overview
Securities for funding and capital purposes have historically been issued primarily by the Bank, our principal operating subsidiary and a US registrant. In response to regulatory reform, we have focused our issuance strategy on offering long-term debt securities at the Group level. Proceeds from issuances are lent to operating subsidiaries and affiliates on both a senior and subordinated basis, as needed; the latter typically to meet capital requirements and the former as desired by management to support business initiatives and liquidity needs.
Our liquidity and funding strategy is approved by the Capital Allocation & Risk Management Committee (CARMC) and overseen by the Board of Directors (Board). The implementation and execution of the liquidity and funding strategy is managed by Treasury. Treasury ensures adherence to our funding policy and the efficient coordination of the secured funding desks. This approach enhances our ability to manage potential liquidity and funding risks and to promptly adjust our liquidity and funding levels to meet stress situations. Our liquidity and funding profile is regularly reported to CARMC and the Board, who define our risk tolerance, including liquidity risk, and set parameters for the balance sheet and funding usage of our businesses. The Board is responsible for defining our overall risk tolerance in the form of a risk appetite statement.
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
The NSFR establishes criteria for a minimum amount of stable funding based on the liquidity of a bank’s on- and off-balance sheet activities over a one-year horizon. The NSFR is a complementary measure to the LCR and is structured to ensure that illiquid assets are funded with an appropriate amount of stable long-term funds. The NSFR is defined as the ratio of available stable funding over the amount of required stable funding and once implemented by national regulators, should always be at least 100%.
Swiss liquidity requirements
In 2012, the Swiss Federal Council adopted a liquidity ordinance (Liquidity Ordinance) that implements Basel III liquidity requirements into Swiss law subject, in part, to further rule-making, including with respect to the final Basel III LCR rules adopted in 2014. Effective January 1, 2018, the Swiss Federal Council amended the Liquidity Ordinance with minor adjustments to the LCR and relief for smaller banks. The amendments are not material to the LCR for the Group and relevant subsidiaries. Under the Liquidity Ordinance, as amended, certain Swiss banks became subject to an initial 60% LCR requirement, with incremental increases by 10% per year until January 1, 2019. Systemically relevant banks like Credit Suisse became subject to an initial minimum LCR requirement of 100% beginning on January 1, 2015 and the associated disclosure requirements. Further, beginning in May 2015, FINMA required us to maintain a minimum LCR of 110% at all times.
In connection with the implementation of >>>Basel III, regulatory LCR disclosures for the Group and certain subsidiaries are required. Further details on our LCR can be found on our website.
> Refer to credit-suisse.com/regulatorydisclosures for additional information.

FINMA requires us to report the NSFR to FINMA on a monthly basis during an observation period that began in 2012. The reporting instructions are generally aligned with the final BCBS NSFR requirements. In November 2017, the Federal Council decided to postpone the introduction of the NSFR as a minimum standard, which was originally planned for January 1, 2018. The Federal Council will reconsider this matter at the end of 2018.
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
Although the compliance with a minimum >>>NSFR is not yet required, we began using the NSFR in 2012 as one of our primary tools, in parallel with the internal liquidity barometer, and in 2014 the LCR, to monitor our structural liquidity position and plan funding.
We use our internal liquidity barometer to manage liquidity to internal targets and as a basis to model both Credit Suisse-specific and market-wide stress scenarios and their impact on liquidity and funding. Our internal barometer framework supports the management of our funding structure. It allows us to manage the time horizon over which the stressed market value of unencumbered assets (including cash) exceeds the aggregate value of contractual outflows of unsecured liabilities plus a conservative forecast of anticipated contingent commitments. This internal barometer framework enables us to manage liquidity to a desired profile under a Credit Suisse-specific or market-wide stress that permits us to continue business activities for a period of time (also known as a liquidity horizon) without changing business plans. Under this framework, we also have short-term targets based on additional stress scenarios to ensure uninterrupted liquidity for short time frames. At the beginning of 2017, we introduced a new version of our internal liquidity barometer, which includes enhanced functionalities to manage entity-specific liquidity under newly defined and more conservative stress scenarios for redefined short and long-term time horizons.
In the second quarter of 2014, we began allocating the majority of the balance sheet usage related to our Treasury-managed HQLA portfolio to the business divisions to allow for a more efficient management of their business activities from an overall Group perspective with respect to LCR and Swiss leverage requirements.
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
– Over-collateralization of available secured funding;
– Limited availability of capital markets, certificates of deposit and >>>commercial paper;
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
Governance
Funding, liquidity, capital and our foreign exchange exposures in the banking book are managed centrally by Treasury. Oversight of these activities is provided by CARMC, a committee that includes the chief executive officers (CEOs) of the Group and the divisions, the Chief Financial Officer, the Chief Risk Officer (CRO), the Chief Compliance and Regulatory Affairs Officer and the Treasurer.
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
All securities, including those obtained from reverse repurchase agreements, are subject to a stress level >>>haircut in our barometer to reflect the risk that emergency funding may not be available at market value in a stress scenario. Our internal stress level haircut calculation for the Treasury-managed liquidity pool is aligned with the HQLA definition used in the LCR framework.
We centrally manage this liquidity pool and hold it at our main operating entities. Holding securities in these entities ensures that we can make liquidity and funding available to local entities in need without delay.
Liquidity pool – Group
end of	2017					2016
	Swiss franc	US dollar	Euro	Other currencies	Total	Total
Liquid assets (CHF million)
Cash held at central banks	70,375	17,510	6,725	1,984	96,594	98,294
Securities	5,363	33,607	7,103	20,705	66,778	91,680
Liquid assets [1]	75,738	51,117	13,828	22,689	163,372	189,974
1 Reflects a pre-cancellation view.
As of December 31, 2017, our liquidity pool managed by Treasury had an HQLA value of CHF 163.4 billion. The liquidity pool consisted of CHF 96.6 billion of cash held at major central banks, primarily the SNB, the Fed and the ECB, and CHF 66.8 billion market value of securities issued by governments and government agencies, primarily from the US, UK and France.
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
As of December 31, 2017, the portfolio of liquid assets that is not managed by Treasury had a market value of CHF 37.5 billion, consisting of CHF 13.6 billion of high-grade bonds and CHF 23.9 billion of highly liquid equity securities. Under our internal model, an average stress-level haircut of 15% is applied to these assets. The haircuts applied to these portfolios reflect our assessment of overall market risk at the time of measurement, potential monetization capacity taking into account increased haircuts, market volatility and the quality of the relevant securities. These haircuts were updated in 2017 as part of the introduction of the new version of our internal liquidity barometer.
Liquidity Coverage Ratio
Our calculation methodology for the LCR is prescribed by FINMA. For disclosure purposes, since January 1, 2017, our LCR is calculated using a three-month average that is measured using daily calculations during the quarter. The FINMA calculation of HQLA takes into account a cancellation mechanism (post-cancellation view) and is therefore not directly comparable to the assets presented in the financial statements that could potentially be monetized under a severe stress scenario. The cancellation mechanism effectively excludes the impact of certain secured financing transactions from available HQLA and simultaneously adjusts the level of net cash outflows calculated. Application of the cancellation mechanism adjusts both the numerator and denominator of the LCR calculation, meaning that the impact is mostly neutral on the LCR itself.
Since March 31, 2017, our HQLA measurement methodology excludes potentially eligible HQLA available for use by entities of the Group in certain jurisdictions that may not be readily accessible for use by the Group as a whole. These HQLA eligible amounts may be restricted for reasons such as local regulatory requirements, including large exposure requirements, or other binding constraints that could limit the transferability to other Group entities in other jurisdictions.
On this basis, the level of our LCR was 185% as of the end of 2017, representing an average HQLA of CHF 166.1 billion and average net cash outflows of CHF 89.9 billion. The ratio reflects a conservative liquidity position, including ensuring that the Group’s branches and subsidiaries meet applicable local liquidity requirements.
The decrease in the LCR compared to 2016 was driven by the decrease in HQLA, driven by the amendment to HQLA measurement methodology described above, and lower net cash outflows, reflecting higher total cash inflows partially offset by increased total cash outflows.
The increase in total cash inflows, particularly in the fourth quarter of 2017, was driven by an increase in secured lending from collateral swap and margin lending activities and performing loan inflows from non-financial counterparties.
The increase in total cash outflows was driven by increased unsecured wholesale funding outflows. A recalibration of the model used to define operational and non-operational deposits led to an increase in non-operational deposits and decrease in operational deposits. These total cash outflows were further increased due to a general growth in non-operational deposit balances throughout the year and increases in other contractual funding obligations, partially offset by reductions in additional requirements, mainly related to collateral requirements and credit and liquidity facilities.
Liquidity coverage ratio – Group
end of	2017				2016
	Unweighted value	[1]	Weighted value	[2]	Weighted value	[2]
High-quality liquid assets (CHF million)
High-quality liquid assets [3]	–		166,077		190,642
Cash outflows (CHF million)
Retail deposits and deposits from small business customers	156,650		20,108		18,811
Unsecured wholesale funding	215,585		87,899		74,763
Secured wholesale funding	–		65,525		63,312
Additional requirements	178,952		37,435		46,434
Other contractual funding obligations	70,679		70,679		66,300
Other contingent funding obligations	234,961		6,644		6,279
Total cash outflows	–		288,290		275,899
Cash inflows (CHF million)
Secured lending	139,158		92,585		80,759
Inflows from fully performing exposures	67,875		33,624		30,234
Other cash inflows	72,228		72,228		70,618
Total cash inflows	279,261		198,437		181,611
Liquidity coverage ratio
High-quality liquid assets (CHF million)	–		166,077		190,642
Net cash outflows (CHF million)	–		89,853		94,288
Liquidity coverage ratio (%)	–		185		202
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
Loans, which comprise the largest component of our illiquid assets, are funded by our core customer deposits, with an excess coverage of 18% as of the end of 2017, compared to 14% as of the end of 2016, primarily reflecting stable loans and a small increase in deposits. We fund other illiquid assets, including real estate, private equity and other long-term investments as well as the >>>haircut for the illiquid portion of securities, with long-term debt and equity, in which we try to maintain a substantial funding buffer.
Our core customer deposits totaled CHF 327 billion as of the end of 2017, an increase of 5% compared to CHF 312 billion as of the end of 2016, reflecting an increase in the customer deposit base in the private banking and corporate & institutional banking businesses in 2017. Core customer deposits are from clients with whom we have a broad and longstanding relationship. Core customer deposits exclude deposits from banks and certificates of deposit. We place a priority on maintaining and growing customer deposits, as they have proven to be a stable and resilient source of funding even in difficult market conditions. Our core customer deposit funding is supplemented by the issuance of long-term debt.
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

We continually manage the impact of funding spreads through careful management of our liability mix and opportunistic issuance of debt. The effect of funding spreads on interest expense depends on many factors, including market conditions, product type and the absolute level of the indices on which our funding is based.
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
Contractual maturity of assets and liabilities
The following table provides contractual maturities of the assets and liabilities specified as of the end of 2017. The contractual maturities are an important source of information for liquidity risk management. However, liquidity risk is also managed based on an expected maturity that considers counterparty behavior and in addition takes into account certain off-balance sheet items such as >>>derivatives. Liquidity risk management performs extensive analysis of counterparty behavioral assumptions under various stress scenarios.
> Refer to “Contractual obligations and other commercial commitments” in Balance sheet, off-balance sheet and other contractual obligations and “Note 32 – Guarantees and commitments” in VI – Consolidated financial statements – Credit Suisse Group for further information on contractual maturities of guarantees and commitments.
Contractual maturity of assets and liabilities
end of 2017	On demand	Less than 1 month	Between 1 to 3 months	Between 3 to 12 months	Between 1 to 5 years	Greater than 5 years	Total
Assets (CHF million)
Cash and due from banks	102,623	625	3,005	52	0	3,510	109,815
Interest-bearing deposits with banks	0	318	225	171	4	8	726
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	44,312	39,429	16,295	12,821	2,427	62	115,346
Securities received as collateral, at fair value	37,889	0	0	185	0	0	38,074
Trading assets, at fair value	156,334	0	0	0	0	0	156,334
Investment securities	18	341	348	160	851	473	2,191
Other investments	666	0	0	0	129	5,169	5,964
Net loans	11,424	57,755	31,458	44,365	91,018	43,129	279,149
Premises and equipment	0	0	0	0	0	4,686	4,686
Goodwill	0	0	0	0	0	4,742	4,742
Other intangible assets	0	0	0	0	0	223	223
Brokerage receivables	46,968	0	0	0	0	0	46,968
Other assets	12,102	3,321	4,696	4,475	2,371	5,106	32,071
Total assets	412,336	101,789	56,027	62,229	96,800	67,108	796,289
Liabilities (CHF million)
Due to banks	6,534	2,749	3,158	2,165	658	149	15,413
Customer deposits	233,242	34,993	48,509	42,573	1,059	786	361,162
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	12,928	5,998	4,565	1,318	1,673	14	26,496
Obligation to return securities received as collateral, at fair value	37,889	0	0	185	0	0	38,074
Trading liabilities, at fair value	39,119	0	0	0	0	0	39,119
Short-term borrowings	0	4,287	9,421	12,181	0	0	25,889
Long-term debt	0	3,995	4,861	24,901	73,778	65,497	173,032
Brokerage payables	43,303	0	0	0	0	0	43,303
Other liabilities	21,493	7,281	195	578	1,281	784	31,612
Total liabilities	394,508	59,303	70,709	83,901	78,449	67,230	754,100

Debt issuances and redemptions
Our long-term debt includes senior, senior bail-in and subordinated debt issued in US-registered offerings and medium-term note programs, euro medium-term note programs, stand-alone offerings, structured note programs, covered bond programs, Australian dollar domestic medium-term note programs and a Samurai shelf registration statement in Japan. As a global bank, we have access to multiple markets worldwide and our major funding centers are New York, London, Zurich and Tokyo.
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
The following table provides information on long-term debt issuances, maturities and redemptions in 2017, excluding structured notes.
Debt issuances and redemptions
in 2017	Senior	Senior bail-in	Sub- ordinated	Long-term debt
Long-term debt (CHF billion, notional value)
Issuances	1.2	9.6	1.9	12.7
of which unsecured	0.0	9.6	1.9	11.5
of which secured [1]	1.2	0.0	0.0	1.2
Maturities / Redemptions	22.5	0.0	1.5	24.0
of which unsecured	20.1	0.0	1.5	21.6
of which secured [1]	2.4	0.0	0.0	2.4
Excludes structured notes.
1 Includes covered bonds.
As of the end of 2017, we had outstanding long-term debt of CHF 173.0 billion, which included senior and subordinated instruments. We had CHF 51.5 billion and CHF 18.9 billion of structured notes and covered bonds outstanding, respectively, as of the end of 2017 compared to CHF 59.5 billion and CHF 19.5 billion, respectively, as of the end of 2016.
As of the end of 2017, the weighted average maturity of long-term debt was 5.8 years (including certificates of deposit with a maturity of one year or longer, but excluding structured notes, and assuming callable securities are redeemed at final maturity or in 2030 for instruments without a stated final maturity).
> Refer to “Note 24 – Long-term debt” in VI – Consolidated financial statements – Credit Suisse Group for further information.
Short-term borrowings increased 68% to CHF 25.9 billion as of the end of 2017 compared to CHF 15.4 billion in 2016, mainly related to a refinement in maturity allocation triggering a shift in balances from long-term debt to short-term borrowings.
> Refer to “Issuances and redemptions” in Capital management for further information on capital issuances, including low-trigger and high-trigger capital instruments.
Funds transfer pricing
We maintain an internal funds transfer pricing system based on market rates. Our funds transfer pricing system is designed to allocate to our businesses all funding costs in a way that incentivizes their efficient use of funding. Our funds transfer pricing system is an essential tool that allocates to the businesses the short-term and long-term costs of funding their balance sheet usages and off-balance sheet contingencies. The funds transfer pricing framework ensures full funding costs allocation under normal business conditions, but it is of even greater importance in a stressed capital markets environment where raising funds is more challenging and expensive. Under this framework, our businesses are also credited to the extent they provide long-term stable funding.
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
For the year ended December 31, 2017, net cash used in operating activities of continuing operations was CHF 8.5 billion, primarily reflecting an increase in other assets, partially offset by a decrease in net trading assets and liabilities and an increase in deferred tax provision, mainly related to the US tax reform. Our operating assets and liabilities vary significantly in the normal course of business due to the amount and timing of cash flows. Management believes cash flows from operations, available cash balances and short-term and long-term borrowings will be sufficient to fund our operating liquidity needs.
Our investing activities primarily include originating loans to be held to maturity, other receivables and the investment securities portfolio. For the year ended December 31, 2017, net cash provided by investing activities from continuing operations was CHF 10.8 billion, primarily due to a decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions and proceeds from sales of loans, partially offset by an increase in loans.
Our financing activities primarily include the issuance of debt and receipt of customer deposits. We pay annual dividends on our common shares. In 2017, net cash used in financing activities of continuing operations was CHF 12.8 billion, mainly reflecting the repayment of long-term debt and the repurchase of treasury shares, partially offset by the issuance of long-term debt and the sale of treasury shares.

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
A downgrade in credit ratings could reduce our access to capital markets, increase our borrowing costs, require us to post additional collateral or allow counterparties to terminate transactions under certain of our trading and collateralized financing and derivative contracts. This, in turn, could reduce our liquidity and negatively impact our operating results and financial position. Our internal liquidity barometer takes into consideration contingent events associated with a two-notch downgrade in our credit ratings. The maximum impact of a simultaneous one, two or three-notch downgrade by all three major rating agencies in the Bank’s long-term debt ratings would result in additional collateral requirements or assumed termination payments under certain derivative instruments of CHF 0.4 billion, CHF 1.6 billion and CHF 2.1 billion, respectively, as of December 31, 2017, and would not be material to our liquidity and funding planning. If the downgrade does not involve all three rating agencies, the impact may be smaller.
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

Capital management
As of the end of 2017, our BIS CET1 ratio was 13.5% and 12.8% on a look-through basis. Our BIS tier 1 leverage ratio was 5.6% and 5.2% on a look-through basis.
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
For measuring credit risk, we received approval from >>>FINMA to use the >>>advanced internal ratings-based (A-IRB) approach. Under the A-IRB approach for measuring credit risk, risk weights are determined by using internal risk parameters for >>>probability of default (PD), >>>loss given default (LGD) and effective maturity. The exposure at default (EAD) is either derived from balance sheet values or by using models. Capital requirements for premises and equipment, real estate and investments in real estate entities are included in credit risk.
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
BIS Requirements
The >>>BCBS, the standard setting committee within the >>>Bank for International Settlements (BIS), issued the >>>Basel III framework, with higher minimum capital requirements and conservation and countercyclical buffers, revised risk-based capital measures, a leverage ratio and liquidity standards. The framework was designed to strengthen the resilience of the banking sector and requires banks to hold more capital, mainly in the form of common equity. The new capital standards are being phased in from 2013 through 2018 and become fully effective on January 1, 2019 for those countries that have adopted Basel III.
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
A progressive buffer between 1% and 2.5% (with a possible additional 1% surcharge) of CET1, depending on a bank’s systemic importance, is an additional capital requirement for global systemically important banks (G-SIBs). The Financial Stability Board (FSB) has identified Credit Suisse as a G-SIB and requires Credit Suisse to maintain a 1.5% progressive buffer. In November 2017, the FSB advised that a reduced progressive buffer of 1.0% will apply beginning in January 2019.
CET1 capital is subject to certain regulatory deductions and other adjustments to common equity, including the deduction of deferred tax assets for tax-loss carry-forwards, goodwill and other intangible assets and investments in banking and finance entities.
BIS phase-in requirements for Credit Suisse
For	2017		2018		2019
Capital ratios
CET1	4.5%		4.5%		4.5%
Capital conservation buffer	1.25%	[1]	1.875%	[1]	2.5%
Progressive buffer for G-SIB	0.75%	[1]	1.125%	[1]	1.0%
Total CET1	6.5%		7.5%		8.0%
Additional tier 1	1.5%		1.5%		1.5%
Tier 1	8.0%		9.0%		9.5%
Tier 2	2.0%		2.0%		2.0%
Total capital	10.0%		11.0%		11.5%
Phase-in deductions from CET1 [2]	80.0%	[1]	100.0%		100.0%
Capital instruments subject to phase-out	Phased out over a 10-year horizon beginning 2013 through 2022
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
In May 2016, the Swiss Federal Council amended the Capital Adequacy Ordinance applicable to Swiss banks. The amendment recalibrates and expands the existing >>>“Too Big to Fail” regime in Switzerland. Under the amended regime, systemically important banks operating internationally, such as Credit Suisse, are subject to two different minimum requirements for loss-absorbing capacity: G-SIBs must hold sufficient capital that absorbs losses to ensure continuity of service (going concern requirement) and they must issue sufficient debt instruments to fund an orderly resolution without recourse to public resources (gone concern requirement). Going concern capital and gone concern capital together form our >>>total loss-absorbing capacity (TLAC). The going concern and gone concern requirements are generally aligned with the FSB’s total loss-absorbing capacity standard. The amended Capital Adequacy Ordinance came into effect on July 1, 2016, subject to phase-in and grandfathering provisions for certain outstanding instruments, and has to be fully applied by January 1, 2020.
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
The gone concern requirement should primarily be fulfilled with bail-in debt instruments that are designed to absorb losses after the write-down or conversion into equity of regulatory capital of a G-SIB in a restructuring scenario, but before the write-down or conversion into equity of other senior obligations of the G-SIB. Bail-in debt instruments do not feature capital triggers that may lead to a write-down and/or a conversion into equity outside of restructuring, but only begin to bear losses once the G-SIB is formally in restructuring proceedings and >>>FINMA orders capital measures (i.e., a write-down and/or a conversion into equity) in the restructuring plan.
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
In December 2013, FINMA issued a decree (2013 FINMA Decree), effective since February 2, 2014, specifying capital adequacy requirements for the Bank, on a stand-alone basis (Bank parent company), and the Bank and the Group, each on a consolidated basis, as systemically relevant institutions. In October 2017, FINMA issued an additional decree with respect to the regulatory capital requirements of the Bank parent company (2017 FINMA Decree), specifying the treatment of investments in subsidiaries for capital adequacy purposes.
> Refer to “Regulatory developments and proposals” for further information.
Within the Basel framework for FINMA regulatory capital purposes, we implemented risk measurement models, including an >>>incremental risk charge (IRC), >>>stressed VaR, >>>risks not in VaR (RNIV) and advanced >>>credit valuation adjustment (CVA).
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
For capital purposes, FINMA, in line with BIS requirements, uses a multiplier to impose an increase in market risk capital for every >>>regulatory VaR >>>backtesting exception over four in the prior rolling 12-month period. In 2017, our market risk capital multiplier remained at FINMA and BIS minimum levels and we did not experience an increase in market risk capital.
> Refer to “Market risk review” in Risk management for further information.
Regulatory developments and proposals
In March 2017, the >>>BCBS released the interim regulatory treatment of accounting provisions and standards for transitional arrangements. These measures are in response to the forthcoming international accounting standards on expected credit loss provisioning that will replace the incurred loss models. The BCBS will retain the current regulatory treatment of provisions under the Basel framework for an interim period. The BCBS sets out that jurisdictions may adopt transitional arrangements to address any significant negative impact on regulatory capital which may arise on day one from the introduction of expected credit losses provisioning for accounting. Accounting principles generally accepted in the US (US GAAP) require that these credit loss provisioning standards, which require the use of expected credit loss models, become effective as of January 1, 2020.
In March 2017, the BCBS published revised Pillar 3 disclosure requirements which consolidate all existing BCBS disclosure requirements into the Pillar 3 framework. Furthermore, the revised disclosure requirements reflect ongoing reforms to the regulatory framework, such as the >>>total loss-absorbing capacity regime for G-SIBs and the revised market risk framework. The effective dates of the revised Pillar 3 disclosure requirements as set by >>>FINMA are between December 2018 and December 2020.
In April 2017, the BCBS published the regulatory capital treatment related to changes to lease accounting standards under forthcoming US GAAP and international accounting standards. The new accounting rules, which become effective as of January 1, 2019, require that most leases will be reflected on a lessee’s balance sheet as an obligation to make lease payments (a liability) and a related right-of-use asset (an asset). The BCBS standard requires that, for leases where the underlying asset being leased is a tangible asset, the right-of-use asset should be risk-weighted with 100%.
In July 2017, the FSB issued its Guiding Principles on the Internal Loss-absorbing Capacity of G-SIBs. The principles set out high-level guidelines to assist Crisis Management Group authorities in the implementation of internal total loss-absorbing capacity mechanisms consistent with the FSB’s total loss-absorbing capacity. Total loss-absorbing capacity standard of November 2015. G-SIBs should be expected to meet the internal total loss-absorbing capacity requirements by January 1, 2019, if they have been designated by the FSB as a G-SIB before the end of 2015, which is the case for Credit Suisse.
In October 2017, the BCBS published final guidelines on the identification and management of step-in risk. Step-in risk refers to the risk that a bank decides to provide financial support to an unconsolidated entity that is facing financial stress in the absence of, or in excess of, any contractual obligations or equity ties to actually provide such support, in particular to avoid reputational risks. The guidelines do not prescribe any automatic liquidity or capital charge, but rather rely on existing prudential measures to mitigate significant step-in risk through identification and management of step-in risks and a supervisory process built on reporting.

The BCBS expects the guidelines to be implemented in member jurisdictions by 2020.
In October 2017, FINMA announced its re-assessment of rebates for resolvability relating to the gone concern requirement. The eligibility for the rebates for resolvability is assessed on an annual basis. Effective July 1, 2017, our capital ratio rebate is 0.868% and our leverage ratio rebate is 0.28%.
In November 2017, the FSB published the 2017 list of G-SIBs. Based on their scores of systemic importance, G-SIBs are allocated into four equally sized buckets, with varying levels of higher loss absorbency requirements applied to the different buckets. Compared to the 2016 list of G-SIBs, Credit Suisse moved from bucket two to bucket one, reducing the required progressive buffer by 0.5% and placing Credit Suisse in the lowest 1.0% bucket. Bucket one includes the banks with the lowest level of global systemic importance.
In November 2017, the Swiss Federal Council extended the transition period from January 2018 to January 2020 for some revisions to the capital requirements of credit risk. The revisions relate to equity investments in funds and a new standardized approach for counterparty credit risk (SA-CCR) for derivatives. Furthermore, the Swiss Federal Council published revised standards for large exposure reporting and limits, which will become effective in January 2019.
In December 2017, the BCBS finalized the outstanding >>>Basel III post-crisis regulatory reforms. The revised standards become effective January 1, 2022. The output floor will be phased in over five years from 2022 to 2027.
They include the following elements:
– a revised standardized approach for credit risk, which seeks to improve the granularity and risk sensitivity of the existing approach;
– revisions to the internal ratings-based approach for credit risk, which introduces some constraints to banks’ estimates of risk parameters;
– revisions to the CVA framework, removing the model-based approach and replacing it with a standardized or a basic approach;
– a revised standardized approach for operational risk, which will replace the existing >>>AMA;
– an aggregate output floor, which seeks to ensure that banks’ >>>RWA generated by internal models are no lower than 72.5% of RWA as calculated by the Basel III framework’s standardized approach; and
– revisions to the leverage ratio framework, introducing a leverage ratio buffer for G-SIBs and refining the leverage exposure measure, including using the SA-CCR methodology within this framework.
FINMA Decrees
The SNB designated the Group as a financial group of systemic importance under applicable Swiss law. Following that designation, FINMA issued the 2013 FINMA Decree, effective since February 2, 2014, which requires the Group to fully comply with the special requirements for systemically important banks set out in the Capital Adequacy Ordinance. In addition to the capital adequacy requirements, it also specifies liquidity and risk diversification requirements for the Bank parent company.
In October 2017, FINMA issued the 2017 FINMA Decree with respect to the regulatory capital requirements of the Bank parent company, specifying the treatment of investments in subsidiaries for capital adequacy purposes. This decree partially replaces certain aspects of the 2013 FINMA Decree, but all other aspects of that decree remain in force. The 2017 FINMA Decree is effective retroactively as of July 1, 2017. The changes aim to create a capital adequacy framework for the Bank parent company that is more comparable to relevant international frameworks and does not rely on exemptions from, or corrections of, the basic framework applicable to all Swiss banks. The changes only apply to the going concern capital requirements for the Bank parent company, which, as of July 1, 2017, amount to 14.3% of RWA, of which the minimum CET1 component is 10%, with the remainder to be met with a maximum of 4.3% additional tier 1 capital, which includes high-trigger capital instruments. Additional effects from countercyclical buffers impact the CET1 minimum requirement. Under the going concern requirement, the Swiss leverage ratio must be 5%, of which the minimum CET1 component is 3.5%, with the remainder to be met with a maximum of 1.5% additional tier 1 capital, which includes high-trigger capital instruments. Unlike the Group requirements, the capital and leverage requirements for the Bank parent company are not subject to a transition period and are therefore the same under phase-in and look-through.
The 2017 FINMA Decree requires the Bank parent company to risk-weight both direct and indirect investments in subsidiaries, with the initial risk-weight set at 200%. Beginning in 2019, these risk-weights will gradually increase over 10 years to 250% for participations in subsidiaries in Switzerland and to 400% for participations in subsidiaries abroad. This replaces the existing framework that, for systemically relevant banks, provided exemptions to the general rule of capital deduction with respect to investments in subsidiaries to avoid unintended effects from the existing >>>“Too Big to Fail” legislation and capital requirements thereunder. Furthermore, the Swiss administration plans to amend the Capital Adequacy Ordinance accordingly so that these new rules will apply to all banks in Switzerland.
The 2017 FINMA Decree also applies an adjustment (referred to as a regulatory filter) to any impact on CET1 capital arising from the upcoming accounting change under applicable Swiss banking rules for the Bank parent company’s investments in subsidiaries from the current portfolio valuation method to the individual valuation method by 2020. The regulatory filter allows for the measurement of the regulatory capital position as if the Bank parent company had maintained the portfolio valuation method, which results in higher total participation values subject to risk weighting.
> Refer to credit-suisse.com/regulatorydisclosures for the Bank parent company’s regulatory disclosures.

issuances and redemptions
Issuances
Bail-in instruments
The following callable bail-in instruments were issued in the first quarter of 2017:
– USD 1.75 billion 3.574% senior notes due 2023; and
– USD 2.25 billion 4.282% senior notes due 2028.
The following callable bail-in instrument was issued in the second quarter of 2017:
– EUR 1.5 billion 1.25% senior notes due 2025.
The following callable bail-in instruments were issued in the third quarter of 2017:
– GBP 750 million 2.125% senior notes due 2025;
– USD 1.0 billion 2.997% senior notes due 2023; and
– USD 500 million floating rate senior notes due 2023.
The following callable bail-in instruments were issued in the fourth quarter of 2017:
– JPY 38.7 billion 0.553% senior notes due 2023;
– JPY 8.3 billion 0.904% senior notes due 2027;
– JPY 10.0 billion 1.269% senior notes due 2033; and
– USD 1.0 billion floating rate senior notes due 2022.
The following callable bail-in instruments have been issued to date in the first quarter of 2018:
– USD 2.0 billion 3.869% senior notes due 2029;
– AUD 125 million 3.5% senior notes due 2024;
– AUD 175 million floating rate senior notes due 2024; and
– AUD 176 million zero coupon accreting senior notes due 2038.
Other issuances
In the first quarter of 2017, the Group issued USD 1.5 billion 7.125% high-trigger additional tier 1 capital instruments and CHF 200 million 3.875% high-trigger additional tier 1 capital instruments.
On May 18, 2017, the Group held an Extraordinary General Meeting of shareholders, at which shareholders approved a capital increase. The capital increase was completed by way of a rights offering in the second quarter of 2017. Net proceeds of the rights offering amounted to CHF 4.1 billion.
Redemptions
In the first quarter of 2017, Credit Suisse redeemed CHF 750 million 7.125% high-trigger tier 2 capital instruments.
In the second quarter of 2017, the Group redeemed the remaining outstanding principal balances in the amounts of USD 135 million and USD 50 million of two tier 1 capital instruments and the remaining outstanding principal balance in the amount of GBP 20 million of a tier 2 capital instrument.
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
Higher Trigger Capital Amount
The capital ratio write-down triggers for certain of our outstanding capital instruments take into account the fact that other outstanding capital instruments that contain relatively higher capital ratios as part of their trigger feature are expected to convert into equity or be written down prior to the write-down of such capital instruments. The amount of additional capital that is expected to be contributed by such conversion into equity or write-down is referred to as the >>>Higher Trigger Capital Amount.
The following tier 1 capital notes (collectively, Tier 1 Capital Notes), which have a trigger amount of 5.125% and qualify as low trigger capital instruments, were outstanding as of December 31, 2017:
– USD 2.5 billion 6.25% tier 1 capital notes;
– USD 2.25 billion 7.5% tier 1 capital notes; and
– CHF 290 million 6.0% tier 1 capital notes.
The following tier 2 capital notes (collectively, Tier 2 Capital Notes), which have a trigger amount of 5% and qualify as low trigger capital instruments, were outstanding as of December 31, 2017:
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
With respect to the capital instruments that specify a trigger event if the CET1 ratio were to fall below 5.125%, the Higher Trigger Capital Amount was CHF 7.6 billion and the Higher Trigger Capital Ratio (i.e., the ratio of the Higher Trigger Capital Amount to the aggregate of all >>>RWA of the Group) was 2.8%, both as of the end of 2017.
With respect to the capital instruments that specify a trigger event if the CET1 ratio were to fall below 5%, the Higher Trigger Capital Amount was CHF 12.4 billion and the Higher Trigger Capital Ratio was 4.6%, both as of the end of 2017.
> Refer to the table “BIS capital metrics – Group” for further information on the BIS metrics used to calculate such measures.
BIS capital metrics – Group
	Phase-in			Look-through
end of	2017	2016	% change	2017	2016	% change
Capital and risk-weighted assets (CHF million)
CET1 capital	36,711	36,576	0	34,824	30,783	13
Tier 1 capital	51,482	48,865	5	47,262	41,879	13
Total eligible capital	56,696	55,728	2	51,389	46,758	10
Risk-weighted assets	272,815	271,372	1	271,680	268,045	1
Capital ratios (%)
CET1 ratio	13.5	13.5	–	12.8	11.5	–
Tier 1 ratio	18.9	18.0	–	17.4	15.6	–
Total capital ratio	20.8	20.5	–	18.9	17.4	–
bis Capital metrics
Our CET1 ratio was 13.5% as of the end of 2017, stable compared to the end of 2016, with slightly higher >>>RWA. Our tier 1 ratio was 18.9% as of the end of 2017 compared to 18.0% the end of 2016. Our total capital ratio was 20.8% as of the end of 2017 compared to 20.5% as of the end of 2016.
CET1 capital was stable at CHF 36.7 billion as of the end of 2017 compared to the end of 2016. CET1 was impacted by the issuance of common shares due to the rights offering and the regulatory adjustment of deferred tax assets, primarily resulting from the US tax reform. These increases were partially offset by an additional annual 20% phase-in of regulatory deductions from CET1 (from 60% to 80%), including goodwill, other intangible assets and certain deferred tax assets, and an additional annual 20% decrease in the adjustment for the accounting treatment of pension plans (from 40% to 20%), pursuant to phase-in requirements. CET1 capital was also affected by a net loss attributable to shareholders driven by the re-assessment impact on deferred tax assets resulting from the US tax reform, a negative foreign exchange impact and the cash component of a dividend accrual.
Additional tier 1 capital increased to CHF 14.8 billion as of the end of 2017 compared to CHF 12.3 billion as of the end of 2016, mainly reflecting the issuance of high-trigger additional tier 1 capital instruments and an additional annual 20% phase-in of regulatory deductions (from 40% to 20%), including goodwill, other intangible assets and other capital deductions, partially offset by a negative foreign exchange impact.
Tier 2 capital was CHF 5.2 billion as of the end of 2017 compared to CHF 6.9 billion as of the end of 2016, mainly due to the impact of the prescribed amortization requirement as instruments move closer to their maturity date and the redemption of the high-trigger tier 2 capital instruments.
Total eligible capital as of the end of 2017 was CHF 56.7 billion compared to CHF 55.7 billion as of the end of 2016, primarily reflecting an increase in additional tier 1 capital, partially offset by a decrease in tier 2 capital.
As of the end of 2017, the look-through CET1 ratio was 12.8% compared to 11.5% as of the end of 2016. As of the end of 2017, the look-through total capital ratio was 18.9% compared to 17.4% as of the end of 2016.

Eligible capital – Group
	Phase-in				Look-through
end of	2017		2016	% change	2017	2016	% change
Eligible capital (CHF million)
Total shareholders' equity	41,902		41,897	0	41,902	41,897	0
Regulatory adjustments [1]	(576)		(694)	(17)	(576)	(694)	(17)
Adjustments subject to phase-in
Accounting treatment of defined benefit pension plans	508		1,246	(59)	–	–	–
Common share capital issued by subsidiaries and held by third parties	44		83	(47)	–	–	–
Goodwill [2]	(3,792)		(2,919)	30	(4,740)	(4,864)	(3)
Other intangible assets [2]	(48)		(42)	14	(60)	(70)	(14)
Deferred tax assets that rely on future profitability	(1,770)		(2,120)	(17)	(2,213)	(3,534)	(37)
Shortfall of provisions to expected losses	(402)		(299)	34	(503)	(498)	1
Gains/(losses) due to changes in own credit on fair-valued liabilities	2,152		435	395	2,690	724	272
Defined benefit pension assets [2]	(1,337)		(479)	179	(1,672)	(798)	110
Investments in own shares	(13)		(1)	–	(16)	(2)	–
Other adjustments [3]	43		11	291	56	20	180
Deferred tax assets from temporary differences (threshold-based)	0		(542)	100	(44)	(1,398)	(97)
Adjustments subject to phase-in	(4,615)	[4]	(4,627)	0	(6,502)	(10,420)	(38)
CET1 capital	36,711		36,576	0	34,824	30,783	13
High-trigger capital instruments (7% trigger)	7,575		6,000	26	7,575	6,000	26
Low-trigger capital instruments (5.125% trigger)	4,863		5,096	(5)	4,863	5,096	(5)
Additional tier 1 instruments	12,438		11,096	12	12,438	11,096	12
Additional tier 1 instruments subject to phase-out [5]	2,778		2,899	(4)	–	–	–
Deductions from additional tier 1 capital	(445)	[6]	(1,706)	(74)	–	–	–
Additional tier 1 capital	14,771		12,289	20	12,438	11,096	12
Tier 1 capital	51,482		48,865	5	47,262	41,879	13
High-trigger capital instruments (7% trigger)	0		698	(100)	0	698	(100)
Low-trigger capital instruments (5% trigger)	4,127		4,181	(1)	4,127	4,181	(1)
Tier 2 instruments	4,127		4,879	(15)	4,127	4,879	(15)
Tier 2 instruments subject to phase-out	1,138		2,083	(45)	–	–	–
Deductions from tier 2 capital	(51)		(99)	(48)	–	–	–
Tier 2 capital	5,214		6,863	(24)	4,127	4,879	(15)
Total eligible capital	56,696		55,728	2	51,389	46,758	10
1 Includes regulatory adjustments not subject to phase-in, including a cumulative dividend accrual.
2 Net of deferred tax liability.
3 Includes cash flow hedge reserve.
4
Reflects 80% phase-in deductions, including goodwill, other intangible assets and certain deferred tax assets, and 20% of an adjustment primarily for the accounting treatment of pension plans pursuant to phase-in requirements.

5 Includes hybrid capital instruments that are subject to phase-out.
6
Includes 20% of goodwill and other intangible assets (CHF 1.0 billion) and other capital deductions, including the regulatory reversal of gains/(losses) due to changes in own credit risk on fair-valued financial liabilities, which will be deducted from CET1 once Basel III is fully implemented.

Capital movement – Group
	Phase-in			Look-through
	2017		2016	2017	2016
CET1 capital (CHF million)
Balance at beginning of period	36,576		42,072	30,783	32,938
Net income/(loss) attributable to shareholders	(983)		(2,710)	(983)	(2,710)
Foreign exchange impact	(807)	[1]	446	(736)	413
Impact of deductions relating to phase-in requirements	(2,650)		(2,777)	0	0
Issuance of common shares	4,096	[2]	717	4,096	717
Regulatory adjustment of deferred tax assets	1,637	[3]	(401)	2,487	(258)
Regulatory adjustment of own credit on fair-valued financial liabilities	(397)		(429)	2	3
Other	(761)	[4]	(342)	(825)	(320)
Balance at end of period	36,711		36,576	34,824	30,783
Additional tier 1 capital (CHF million)
Balance at beginning of period	12,289		10,991	11,096	11,663
Foreign exchange impact	(475)		372	(372)	274
Impact of deductions relating to phase-in requirements	853		1,096	0	0
Issuances	1,680		0	1,680	0
Redemptions	(180)		(505)	0	(505)
Regulatory adjustment of own credit on fair-valued financial liabilities	386		446	0	0
Other	218		(111)	34	(336)
Balance at end of period	14,771		12,289	12,438	11,096
Tier 2 capital (CHF million)
Balance at beginning of period	6,863		9,619	4,879	6,824
Foreign exchange impact	(41)		73	3	51
Impact of deductions relating to phase-in requirements	50		59	0	0
Redemptions	(714)		(2,005)	(698)	(1,946)
Other	(944)	[5]	(883)	(57)	(50)
Balance at end of period	5,214		6,863	4,127	4,879
Eligible capital (CHF million)
Balance at end of period	56,696		55,728	51,389	46,758
1 Includes US GAAP cumulative translation adjustments and the foreign exchange impact on regulatory CET1 adjustments.
2 Represents the issuance of common shares in connection due to the rights offering.
3 Primarily reflects the impact of the re-assessment of deferred tax assets resulting from the US tax reform.
4 Includes the impact of a dividend accrual, the net effect of share-based compensation and pensions and a change in other regulatory adjustments.
5 Primarily reflects the impact of the prescribed amortization requirement as instruments move closer to their maturity date.

Risk-weighted assets
Our balance sheet positions and off-balance sheet exposures translate into >>>RWA that are categorized as credit, market and operational RWA. When assessing RWA, it is not the nominal size, but rather the nature (including >>>risk mitigation such as collateral or hedges) of the balance sheet positions or off-balance sheet exposures that determines the RWA. Credit risk RWA reflect the capital requirements for the possibility of a loss being incurred as the result of a borrower or counterparty failing to meet its financial obligations or as a result of a deterioration in the credit quality of the borrower or counterparty. Capital requirements for premises and equipment, real estate and investments in real estate entities are also included in credit risk. Under >>>Basel III, certain regulatory capital adjustments are dependent on the level of CET1 capital (thresholds). The amount above the threshold is deducted from CET1 capital and the amount below the threshold is risk weighted. RWA subject to such threshold adjustments are included in credit risk RWA. Market risk RWA reflect the capital requirements of potential changes in the >>>fair values of financial instruments in response to market movements inherent in both balance sheet and off-balance sheet items. Operational risk RWA reflect the capital requirements for the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events.
RWA increased 1% to CHF 272.8 billion as of the end of 2017 from CHF 271.4 billion as of the end of 2016. The increase was primarily driven by methodology and policy changes in operational risk and credit risk, mostly offset by movements in risk levels, mainly in credit risk and market risk, and a negative foreign exchange impact.
Excluding the foreign exchange impact, the decrease in credit risk was primarily driven by decreases related to movements in risk levels primarily attributable to book size, partially offset by increases related to methodology and policy changes. The decrease in risk levels attributable to book size was mainly due to reductions in exposures, primarily relating to the wind-down of non-core business in the Strategic Resolution Unit, and reductions in advanced >>>CVA resulting from decreased exposures, primarily in the Strategic Resolution Unit and Swiss Universal Bank. The decrease also reflected the impact of hedging transactions executed in connection with managing the Group’s RWA position and the Basel III phase-in requirements, both in the Corporate Center. These decreases were partially offset by increases from lending risk exposures primarily in Asia Pacific and Investment Banking & Capital Markets, the expiration of a credit risk hedge primarily in Global Markets and the Strategic Resolution Unit, and increases from banking book securitization exposures in Global Markets and International Wealth Management. The decrease in risk levels attributable to book quality was mainly due to a reduction in lending risk with corporate and private clients in Asia Pacific and Swiss Universal Bank. The increase due to methodology and policy changes was mainly related to an additional phase-in of the multiplier on income producing real estate (IPRE) exposures and non-IPRE exposures, both within Swiss Universal Bank, and an additional phase-in of a multiplier on certain investment banking corporate exposures in Investment Banking & Capital Markets, Global Markets and Asia Pacific. Increases related to methodology and policy changes were also impacted by a phase-in impact from a >>>FINMA requirement to treat share-backed lending without personal guarantees as corporate exposures, which was introduced in the third quarter of 2016 impacting Asia Pacific, International Wealth Management and Investment Banking & Capital Markets.
Risk-weighted assets – Group
end of	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Strategic Resolution Unit	Corporate Center	Group
2017 (CHF million)
Credit risk	52,776	24,641	20,510	34,185	17,362	12,078	14,960	176,512
Market risk	737	1,101	5,128	11,334	121	1,875	994	21,290
Operational risk	12,059	12,514	5,836	13,339	2,575	19,660	9,030	75,013
Risk-weighted assets – phase-in	65,572	38,256	31,474	58,858	20,058	33,613	24,984	272,815
Look-through adjustment	–	–	–	–	–	–	(1,135)	(1,135)
Risk-weighted assets – look-through	65,572	38,256	31,474	58,858	20,058	33,613	23,849	271,680
2016 (CHF million)
Credit risk	52,713	21,737	19,961	29,565	15,280	22,214	20,599	182,069
Market risk	888	992	8,808	8,755	172	3,567	66	23,248
Operational risk	12,068	12,523	5,836	13,393	2,575	19,660	0	66,055
Risk-weighted assets – phase-in	65,669	35,252	34,605	51,713	18,027	45,441	20,665	271,372
Look-through adjustment	–	–	–	–	–	–	(3,327)	(3,327)
Risk-weighted assets – look-through	65,669	35,252	34,605	51,713	18,027	45,441	17,338	268,045

Excluding the foreign exchange impact, the decrease in market risk was primarily driven by decreases in risk levels and model and parameter updates, partially offset by increases related to methodology and policy changes. The movements in risk levels reflected decreases in Asia Pacific and Strategic Resolution Unit, partially offset by increases in Global Markets. The decrease in model and parameter updates was mainly due to model enhancements to >>>VaR and >>>RNIV in Global Markets and Asia Pacific, including in connection with certain interest rate derivatives. Increases in methodology and policy changes primarily related to the >>>IRC model, mainly in Global Markets and Asia Pacific.
The increase in operational risk was mainly driven by methodology and policy changes. Following discussions with FINMA in 2017, we updated our loss history and implemented a revised methodology for the measurement of RWA related to operational risk, primarily in respect of our >>>residential mortgage-backed securities (RMBS) settlements. As a consequence, RWA relating to operational risk increased by CHF 9.0 billion in the second half of 2017, which was reflected in the Corporate Center.

Risk-weighted asset movement by risk type – Group
2017 (CHF million)	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Strategic Resolution Unit	Corporate Center	Total
Credit risk
Balance at beginning of period	52,713	21,737	19,961	29,565	15,280	22,214	20,599	182,069
Foreign exchange impact	(291)	(441)	(457)	(654)	(582)	(850)	(391)	(3,666)
Movements in risk levels	(2,689)	1,860	(346)	4,652	1,257	(9,193)	(5,349)	(9,808)
of which credit risk – book size [1]	(1,814)	1,801	605	4,628	1,395	(9,302)	(5,436)	(8,123)
of which credit risk – book quality [2]	(875)	59	(951)	24	(138)	109	87	(1,685)
Model and parameter updates [3]	88	536	1	(218)	147	(312)	98	340
Methodology and policy changes [4]	2,955	949	1,351	840	1,260	219	3	7,577
Balance at end of period – phase-in	52,776	24,641	20,510	34,185	17,362	12,078	14,960	176,512
Market risk
Balance at beginning of period	888	992	8,808	8,755	172	3,567	66	23,248
Foreign exchange impact	(1)	8	(65)	(135)	(2)	(38)	3	(230)
Movements in risk levels	(161)	(207)	(3,670)	3,354	(69)	(1,627)	942	(1,438)
Model and parameter updates [3]	(2)	177	(340)	(866)	14	(180)	(90)	(1,287)
Methodology and policy changes [4]	13	131	395	226	6	153	73	997
Balance at end of period – phase-in	737	1,101	5,128	11,334	121	1,875	994	21,290
Operational risk
Balance at beginning of period	12,068	12,523	5,836	13,393	2,575	19,660	0	66,055
Movements in risk levels	(9)	(9)	0	(44)	0	0	0	(62)
Model and parameter updates [3]	0	0	0	(10)	0	0	0	(10)
Methodology and policy changes [4]	0	0	0	0	0	0	9,030	9,030
Balance at end of period – phase-in	12,059	12,514	5,836	13,339	2,575	19,660	9,030	75,013
Total
Balance at beginning of period	65,669	35,252	34,605	51,713	18,027	45,441	20,665	271,372
Foreign exchange impact	(292)	(433)	(522)	(789)	(584)	(888)	(388)	(3,896)
Movements in risk levels	(2,859)	1,644	(4,016)	7,962	1,188	(10,820)	(4,407)	(11,308)
Model and parameter updates [3]	86	713	(339)	(1,094)	161	(492)	8	(957)
Methodology and policy changes [4]	2,968	1,080	1,746	1,066	1,266	372	9,106	17,604
Balance at end of period – phase-in	65,572	38,256	31,474	58,858	20,058	33,613	24,984	272,815
Look-through adjustment [5]	–	–	–	–	–	–	(1,135)	(1,135)
Balance at end of period – look-through	65,572	38,256	31,474	58,858	20,058	33,613	23,849	271,680
1 Represents changes in portfolio size.
2 Represents changes in average risk weighting across credit risk classes.
3 Represents movements arising from updates to models and recalibrations of parameters and internal changes impacting how exposures are treated.
4 Represents externally prescribed regulatory changes impacting how exposures are treated.
5
The look-through adjustment impacts only credit risk within the Corporate Center. The difference between phase-in and look-through risk-weighted assets relates to transitional arrangements such as the impact from pension assets and deferred tax assets not deducted from CET1 during the phase-in period and the transitional impact from threshold-related risk-weighted assets.

LEVERAGE METRICS
Credit Suisse has adopted the >>>BIS leverage ratio framework, as issued by the >>>BCBS and implemented in Switzerland by >>>FINMA. Under the BIS framework, the leverage ratio measures tier 1 capital against the end-of-period exposure. BIS leverage amounts are calculated based on our interpretation of, and assumptions and estimates related to, the BIS requirements as implemented in Switzerland by FINMA. Changes in the interpretation of these requirements in Switzerland or in any of our interpretations, assumptions or estimates could result in different numbers from those shown here.
As used herein, leverage exposure consists of period-end balance sheet assets and prescribed regulatory adjustments.
The look-through leverage exposure was CHF 916.5 billion as of the end of 2017, a decrease of 4% compared to CHF 950.8 billion as of the end of 2016. The decrease was primarily related to the Strategic Resolution Unit, reflecting a broad range of transactions, including restructuring and unwinds in the derivatives portfolio and sales in the residual loan portfolio. The decrease in leverage exposure was also impacted by a reduction in the Group’s consolidated balance sheet, primarily reflecting the foreign exchange translation impact.
> Refer to “Balance sheet, off-balance sheet and other contractual obligations” for further information on the reduction in the Group’s consolidated balance sheet.
Look-through leverage exposure – Group
	2017	2016
Look-through leverage exposure (CHF million)
Swiss Universal Bank	257,054	252,889
International Wealth Management	99,267	94,092
Asia Pacific	105,585	108,926
Global Markets	283,809	284,143
Investment Banking & Capital Markets	43,842	45,571
Strategic Resolution Unit	59,934	105,768
Corporate Center	67,034	59,374
Leverage exposure	916,525	950,763
BIS leverage ratios – Group
The tier 1 leverage ratio was 5.6% as of the end of 2017, with a CET1 component of 4.0%. On a look-through basis, the tier 1 leverage ratio was 5.2%, with a CET1 component of 3.8%.
The CET1 leverage ratio was 4.0% as of the end of 2017 compared to 3.8% as of the end of 2016, reflecting the stable CET1 capital and lower leverage exposure.
The tier 1 leverage ratio of 5.6% increased from 5.1% as of the end of 2016, primarily reflecting the increase in tier 1 capital and lower leverage exposure.
Leverage exposure components – Group
	Phase-in			Look-through
end of	2017	2016	% change	2017	2016	% change
Leverage exposure (CHF million)
Balance sheet assets	796,289	819,861	(3)	796,289	819,861	(3)
Adjustments
Difference in scope of consolidation and tier 1 capital deductions [1]	(11,873)	(9,316)	27	(14,401)	(15,620)	(8)
Derivative financial instruments	85,210	88,656	(4)	85,210	88,656	(4)
Securities financing transactions	(27,138)	(22,766)	19	(27,138)	(22,766)	19
Off-balance sheet exposures	76,565	80,632	(5)	76,565	80,632	(5)
Total adjustments	122,764	137,206	(11)	120,236	130,902	(8)
Leverage exposure	919,053	957,067	(4)	916,525	950,763	(4)
1
Includes adjustments for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation and tier 1 capital deductions related to balance sheet assets.

BIS leverage metrics – Group
	Phase-in			Look-through
end of	2017	2016	% change	2017	2016	% change
Capital and leverage exposure (CHF million)
CET1 capital	36,711	36,576	0	34,824	30,783	13
Tier 1 capital	51,482	48,865	5	47,262	41,879	13
Leverage exposure	919,053	957,067	(4)	916,525	950,763	(4)
Leverage ratios (%)
CET1 leverage ratio	4.0	3.8	–	3.8	3.2	–
Tier 1 leverage ratio	5.6	5.1	–	5.2	4.4	–

SWISS Capital and leverage metrics
Swiss capital metrics
> Refer to “Swiss Requirements” for further information on Swiss regulatory requirements.
As of the end of 2017, our Swiss CET1 ratio was 13.4%, our going concern capital ratio was 19.4%, our gone concern capital ratio was 13.1% and our TLAC ratio was 32.5%.
On a look-through basis, as of the end of 2017, our Swiss CET1 capital was CHF 34.7 billion and our Swiss CET1 ratio was 12.7%. Our going concern capital was CHF 47.1 billion and our going concern capital ratio was 17.3%. Our gone concern capital was CHF 35.2 billion and our gone concern capital ratio was 12.9% Our >>>total loss-absorbing capacity was CHF 82.3 billion and our TLAC ratio was 30.2%.
Swiss capital metrics – Group
	Phase-in			Look-through
end of	2017	2016	% change	2017	2016	% change
Swiss capital and risk-weighted assets (CHF million)
Swiss CET1 capital	36,567	36,417	0	34,665	30,616	13
Going concern capital	53,131	52,392	1	47,102	42,410	11
Gone concern capital	35,712	26,783	33	35,226	26,340	34
Total loss-absorbing capacity	88,843	79,175	12	82,328	68,750	20
Swiss risk-weighted assets	273,436	272,090	0	272,265	268,762	1
Swiss capital ratios (%)
Swiss CET1 ratio	13.4	13.4	–	12.7	11.4	–
Going concern capital ratio	19.4	19.3	–	17.3	15.8	–
Gone concern capital ratio	13.1	9.8	–	12.9	9.8	–
TLAC ratio	32.5	29.1	–	30.2	25.6	–

Swiss capital and risk-weighted assets – Group
	Phase-in			Look-through
end of	2017	2016	% change	2017	2016	% change
Swiss capital (CHF million)
CET1 capital – BIS	36,711	36,576	0	34,824	30,783	13
Swiss regulatory adjustments [1]	(144)	(159)	(9)	(159)	(167)	(5)
Swiss CET1 capital	36,567	36,417	0	34,665	30,616	13
Additional tier 1 high-trigger capital instruments	7,574	6,000	26	7,574	6,000	26
Grandfathered capital instruments	8,990	9,975	(10)	4,863	5,794	(16)
of which additional tier 1 low-trigger capital instruments	4,863	5,096	(5)	4,863	5,096	(5)
of which tier 2 high-trigger capital instruments	0	698	(100)	0	698	(100)
of which tier 2 low-trigger capital instruments	4,127	4,181	(1)	–	–	–
Swiss additional tier 1 capital	16,564	15,975	4	12,437	11,794	5
Going concern capital	53,131	52,392	1	47,102	42,410	11
Bail-in debt instruments	31,099	22,159	40	31,099	22,159	40
Additional tier 1 instruments subject to phase-out	2,778	2,899	(4)	–	–	–
Tier 2 instruments subject to phase-out	1,138	2,083	(45)	–	–	–
Tier 2 amortization component	1,193	1,448	(18)	–	–	–
Tier 2 low-trigger capital instruments	–	–	–	4,127	4,181	(1)
Deductions	(496)	(1,806)	(73)	–	–	–
Gone concern capital	35,712	26,783	33	35,226	26,340	34
Total loss-absorbing capacity	88,843	79,175	12	82,328	68,750	20
Risk-weighted assets (CHF million)
Risk-weighted assets – BIS	272,815	271,372	1	271,680	268,045	1
Swiss regulatory adjustments [2]	621	718	(14)	585	717	(18)
Swiss risk-weighted assets	273,436	272,090	0	272,265	268,762	1
1 Includes adjustments for certain unrealized gains outside the trading book.
2 Primarily includes differences in the credit risk multiplier.
Swiss leverage metrics
The leverage exposure used in the Swiss leverage ratios is measured on the same period-end basis as the leverage exposure for the >>>BIS leverage ratio.
Swiss leverage metrics – Group
	Phase-in			Look-through
end of	2017	2016	% change	2017	2016	% change
Swiss capital and leverage exposure (CHF million)
Swiss CET1 capital	36,567	36,417	0	34,665	30,616	13
Going concern capital	53,131	52,392	1	47,102	42,410	11
Gone concern capital	35,712	26,783	33	35,226	26,340	34
Total loss-absorbing capacity	88,843	79,175	12	82,328	68,750	20
Leverage exposure	919,053	957,067	(4)	916,525	950,763	(4)
Swiss leverage ratios (%)
Swiss CET1 leverage ratio	4.0	3.8	–	3.8	3.2	–
Going concern leverage ratio	5.8	5.5	–	5.1	4.5	–
Gone concern leverage ratio	3.9	2.8	–	3.8	2.8	–
TLAC leverage ratio	9.7	8.3	–	9.0	7.2	–
Rounding differences may occur.

As of the end of 2017, our Swiss CET1 leverage ratio was 4.0%, our going concern leverage ratio was 5.8%, our gone concern leverage ratio was 3.9% and our TLAC leverage ratio was 9.7%.
On a look-through basis, as of the end of 2017, our Swiss CET1 leverage ratio was 3.8%, our going concern leverage ratio was 5.1%, our gone concern leverage ratio was 3.8% and our TLAC leverage ratio was 9.0%.
Bank regulatory disclosures
The following capital, >>>RWA and leverage disclosures apply to the Bank. The business of the Bank is substantially the same as that of the Group, including business drivers and trends relating to capital, RWA and leverage metrics.
BIS capital and leverage metrics – Bank
> Refer to “BIS capital metrics”, “Risk-weighted assets” and “Leverage metrics” for further information.
BIS capital metrics – Bank
	Phase-in
end of	2017	2016	% change
Capital and risk-weighted assets (CHF million)
CET1 capital	38,433	37,356	3
Tier 1 capital	52,378	48,888	7
Total eligible capital	57,592	55,802	3
Risk-weighted assets	272,720	270,653	1
Capital ratios (%)
CET1 ratio	14.1	13.8	–
Tier 1 ratio	19.2	18.1	–
Total capital ratio	21.1	20.6	–
Eligible capital and risk-weighted assets – Bank
	Phase-in
end of	2017		2016	% change
Eligible capital (CHF million)
Total shareholders' equity	42,670		42,789	0
Regulatory adjustments [1]	(46)		(22)	109
Adjustments subject to phase-in	(4,191)	[2]	(5,411)	(23)
CET1 capital	38,433		37,356	3
Additional tier 1 instruments	11,579	[3]	10,217	13
Additional tier 1 instruments subject to phase-out [4]	2,778		2,899	(4)
Deductions from additional tier 1 capital	(412)	[5]	(1,584)	(74)
Additional tier 1 capital	13,945		11,532	21
Tier 1 capital	52,378		48,888	7
Tier 2 instruments	4,127	[6]	4,931	(16)
Tier 2 instruments subject to phase-out	1,138		2,083	(45)
Deductions from tier 2 capital	(51)		(100)	(49)
Tier 2 capital	5,214		6,914	(25)
Total eligible capital	57,592		55,802	3
Risk-weighted assets by risk type (CHF million)
Credit risk	176,417		181,350	(3)
Market risk	21,290		23,248	(8)
Operational risk	75,013		66,055	14
Risk-weighted assets	272,720		270,653	1
1 Includes regulatory adjustments not subject to phase-in, including a cumulative dividend accrual.
2 Primarily reflects 80% phase-in deductions, including goodwill, other intangible assets and certain deferred tax assets.
3
Consists of high-trigger and low-trigger capital instruments. Of this amount, CHF 7.6 billion consists of capital instruments with a capital ratio write-down trigger of 7% and CHF 3.9 billion consists of capital instruments with a capital ratio write-down trigger of 5.125%.

4 Includes hybrid capital instruments that are subject to phase-out.
5
Includes 20% of goodwill and other intangible assets (CHF 0.8 billion) and other capital deductions, including the regulatory reversal of gains/(losses) due to changes in own credit risk on fair-valued financial liabilities, which will be deducted from CET1 once Basel III is fully implemented.

6 Consists of low-trigger capital instruments with a capital ratio write-down trigger of 5%.

The Bank’s CET1 ratio was 14.1% as of the end of 2017 compared to 13.8% as of the end of 2016, reflecting higher CET1 capital and slightly higher RWA. The Bank’s tier 1 ratio was 19.2% as of the end of 2017 compared to 18.1% as of the end of 2016. The Bank’s total capital ratio was 21.1% as of the end of 2017 compared to 20.6% as of the end of 2016.
CET1 capital was CHF 38.4 billion as of the end of 2017 compared to CHF 37.4 billion as of the end of 2016. CET1 was impacted by the capital contribution from the Group following the issuance of common shares due to the rights offering and the regulatory adjustment of deferred tax assets, primarily resulting from the US tax reform. These increases were partially offset by an additional annual 20% phase-in of regulatory deductions from CET1 (from 60% to 80%), including goodwill, other intangible assets and certain deferred tax assets, and an additional annual 20% decrease in the adjustment for the accounting treatment of pension plans (from 40% to 20%), pursuant to phase-in requirements. CET1 capital was also affected by a net loss attributable to shareholders driven by the re-assessment impact on deferred tax assets resulting from the US tax reform and a negative foreign exchange impact.
Additional tier 1 capital was CHF 13.9 billion as of the end of 2017 compared to CHF 11.5 billion as of the end of 2016, mainly reflecting the issuance of high-trigger additional tier 1 capital instruments and an additional annual 20% phase-in of regulatory deductions (from 40% to 20%), including goodwill, other intangible assets and other capital deductions, partially offset by a negative foreign exchange impact.
Tier 2 capital was CHF 5.2 billion as of the end of 2017 compared to CHF 6.9 billion as of the end of 2016, mainly due to the redemption of the high-trigger tier 2 capital instruments and the impact of the prescribed amortization requirement as instruments move closer to their maturity date.
The Bank’s total eligible capital was CHF 57.6 billion as of the end of 2017 compared to CHF 55.8 billion as of the end of 2016.
RWA increased CHF 2.1 billion to CHF 272.7 billion as of the end of 2017 compared to CHF 270.7 billion as of the end of 2016.
Leverage exposure components – Bank
	Phase-in
end of	2017	2016	% change
Leverage exposure (CHF million)
Balance sheet assets	798,372	822,065	(3)
Adjustments
Difference in scope of consolidation and tier 1 capital deductions [1]	(11,569)	(10,639)	9
Derivative financial instruments	85,559	88,975	(4)
Securities financing transactions	(27,138)	(22,766)	19
Off-balance sheet exposures	76,569	80,661	(5)
Total adjustments	123,421	136,231	(9)
Leverage exposure	921,793	958,296	(4)
1
Includes adjustments for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation and tier 1 capital deductions related to balance sheet assets.

BIS leverage metrics – Bank
	Phase-in
end of	2017	2016	% change
Capital and leverage exposure (CHF million)
CET1 capital	38,433	37,356	3
Tier 1 capital	52,378	48,888	7
Leverage exposure	921,793	958,296	(4)
Leverage ratios (%)
CET1 leverage ratio	4.2	3.9	–
Tier 1 leverage ratio	5.7	5.1	–

Swiss capital and leverage metrics – Bank
> Refer to “Swiss capital and leverage metrics” for further information.
Swiss capital metrics – Bank
	Phase-in
end of	2017	2016	% change
Swiss capital and risk-weighted assets (CHF million)
Swiss CET1 capital	38,288	37,196	3
Going concern capital	53,995	52,344	3
Gone concern capital	35,771	26,904	33
Total loss-absorbing capacity	89,766	79,248	13
Swiss risk-weighted assets	273,332	271,359	1
Swiss capital ratios (%)
Swiss CET1 ratio	14.0	13.7	–
Going concern capital ratio	19.8	19.3	–
Gone concern capital ratio	13.1	9.9	–
TLAC ratio	32.8	29.2	–
Rounding differences may occur.
Swiss capital and risk-weighted assets – Bank
	Phase-in
end of	2017	2016	% change
Swiss capital (CHF million)
CET1 capital – BIS	38,433	37,356	3
Swiss regulatory adjustments [1]	(145)	(160)	(9)
Swiss CET1 capital	38,288	37,196	3
Additional tier 1 high-trigger capital instruments	7,631	6,083	25
Grandfathered capital instruments	8,076	9,065	(11)
of which additional tier 1 low-trigger capital instruments	3,949	4,134	(4)
of which tier 2 high-trigger capital instruments	0	750	(100)
of which tier 2 low-trigger capital instruments	4,127	4,181	(1)
Swiss additional tier 1 capital	15,707	15,148	4
Going concern capital	53,995	52,344	3
Bail-in debt instruments	31,125	22,159	40
Additional tier 1 instruments subject to phase-out	2,778	2,899	(4)
Tier 2 instruments subject to phase-out	1,138	2,083	(45)
Tier 2 amortization component	1,193	1,447	(18)
Deductions	(463)	(1,684)	(73)
Gone concern capital	35,771	26,904	33
Total loss-absorbing capacity	89,766	79,248	13
Risk-weighted assets (CHF million)
Risk-weighted assets – BIS	272,720	270,653	1
Swiss regulatory adjustments [2]	612	706	(13)
Swiss risk-weighted assets	273,332	271,359	1
1 Includes adjustments for certain unrealized gains outside the trading book.
2 Primarily includes differences in the credit risk multiplier.
Swiss leverage metrics – Bank
	Phase-in
end of	2017	2016	% change
Swiss capital and leverage exposure (CHF million)
Swiss CET1 capital	38,288	37,196	3
Going concern capital	53,995	52,344	3
Gone concern capital	35,771	26,904	33
Total loss-absorbing capacity	89,766	79,248	13
Leverage exposure	921,793	958,296	(4)
Swiss leverage ratios (%)
Swiss CET1 leverage ratio	4.2	3.9	–
Going concern leverage ratio	5.9	5.5	–
Gone concern leverage ratio	3.9	2.8	–
TLAC leverage ratio	9.7	8.3	–
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
> Refer to credit-suisse.com/regulatorydisclosures for additional information.
Shareholders’ equity and share metrics
Total shareholders’ equity
Group
The Group’s total shareholders’ equity was stable at CHF 41.9 billion as of the end of 2017 compared to the end of 2016. Total shareholders’ equity was positively impacted by the issuance of common shares due to the rights offering, the share-based compensation obligation and an actuarial gain from the annual re-measurement of the Group’s defined benefit pension plan assets and liabilities. These movements were partially offset by losses on >>>fair value elected liabilities related to credit risk, foreign exchange-related movements on cumulative translation adjustments, a net loss attributable to shareholders, transactions relating to the settlement of share-based compensation awards and dividends paid.
> Refer to the “Consolidated statements of changes in equity” in VI – Consolidated financial statements – Credit Suisse Group for further information on the Group’s total shareholders’ equity.

Bank
The Bank’s total shareholders’ equity was CHF 42.7 billion as of the end of 2017 compared to CHF 42.8 billion as of the end of 2016. Total shareholders’ equity was negatively impacted by losses on fair value elected liabilities related to credit risk, a net loss attributable to shareholders, foreign exchange-related movements on cumulative translation adjustments and transactions relating to the settlement of share-based compensation awards. These movements were partially offset by a capital contribution from the Group in connection with the rights offering and an increase in share-based compensation obligation.
> Refer to the “Consolidated statements of changes in equity” in VIII – Consolidated financial statements – Credit Suisse (Bank) for further information on the Bank’s total shareholders’ equity.
Shareholders' equity and share metrics
	Group			Bank
end of	2017	2016	% change	2017	2016	% change
Shareholders' equity (CHF million)
Common shares	102	84	21	4,400	4,400	0
Additional paid-in capital	35,668	32,131	11	45,718	41,817	9
Retained earnings	24,973	25,954	(4)	8,484	9,814	(14)
Treasury shares, at cost	(103)	0	–	–	–	–
Accumulated other comprehensive income/(loss)	(18,738)	(16,272)	15	(15,932)	(13,242)	20
Total shareholders' equity	41,902	41,897	0	42,670	42,789	0
Goodwill	(4,742)	(4,913)	(3)	(4,036)	(4,189)	(4)
Other intangible assets	(223)	(213)	5	(223)	(213)	5
Tangible shareholders' equity [1]	36,937	36,771	0	38,411	38,387	0
Shares outstanding (million)
Common shares issued	2,556.0	2,089.9	22	4,399.7	4,399.7	0
Treasury shares	(5.7)	0.0	–	–	–	–
Shares outstanding	2,550.3	2,089.9	22	4,399.7	4,399.7	0
Par value (CHF)
Par value	0.04	0.04	0	1.00	1.00	0
Book value per share (CHF)
Total book value per share	16.43	20.05	(18)	9.70	9.73	0
Goodwill per share	(1.86)	(2.35)	(21)	(0.92)	(0.96)	(4)
Other intangible assets per share	(0.09)	(0.11)	(18)	(0.05)	(0.05)	0
Tangible book value per share [1]	14.48	17.59	(18)	8.73	8.72	0
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
In 2017, there were no effective publicly announced share repurchase plans. We purchased 857 million treasury shares and sold or re-issued 809 million treasury shares in 2017 through open market transactions, predominantly for market-making purposes and facilitating customer orders. As of December 31, 2017, the Group held 6 million treasury shares.
> Refer to “Impact of share-based compensation on shareholders’ equity” in V – Compensation – Group compensation for further information.
Purchases and sales of treasury shares
	Number of shares (million)	Average price per share (CHF)
2017
January	53.3	15.58
February	50.5	15.13
March	69.1	15.36
April	36.8	14.70
May	87.3	14.28
June	149.6	13.37
July	62.0	14.59
August	78.1	14.58
September	87.0	14.66
October	57.0	15.60
November	72.4	16.24
December	53.9	17.19
Total purchase of treasury shares	857.0	–
Total sale of treasury shares	809.3	–

Dividends and dividend policy
Under the Swiss Code of Obligations, dividends may be paid out only if and to the extent the corporation has distributable profits from previous business years, or if the free reserves of the corporation are sufficient to allow distribution of a dividend. In addition, at least 5% of the annual net profits must be retained and booked as general legal reserves for so long as these reserves amount to less than 20% of the paid-in share capital. Our reserves currently exceed this 20% threshold. Furthermore, dividends may be paid out only after shareholder approval at the Annual General Meeting (AGM). The Board may propose that a dividend be paid out, but cannot itself set the dividend. In Switzerland, the auditors are required to confirm whether the appropriation of retained earnings is in accordance with Swiss law and the company’s articles of incorporation. In practice, the shareholders usually approve the dividend proposal of the Board. Dividends are usually due and payable after the shareholders’ resolution relating to the allocation of profits has been passed. Under the Swiss Code of Obligations, the statute of limitations in respect of claiming the payment of dividends that have been declared is five years.
The dividend payment made in 2017 for the financial year 2016 consisted of a distribution of CHF 0.70 per share payable out of capital contribution reserves in cash or, upon shareholder election and subject to legal restrictions applicable in shareholders’ home jurisdictions, a scrip dividend or a combination thereof. The distribution was free of Swiss withholding tax and was not subject to income tax for Swiss resident individuals holding the shares as a private investment.
Our dividend payment policy seeks to provide investors with an efficient form of capital distribution relative to earnings. We have revised our dividend policy beginning in 2017 by discontinuing the proposal of a scrip alternative at the option of shareholders and by instead proposing to pay an all-cash dividend per share at a level similar to the cash component (as opposed to the stock component) per share of the total dividend that our shareholders elected in recent years, subject to performance and to the decision of the Board and approval of our shareholders in due course.
Our Board will propose to the shareholders at the AGM on April 27, 2018 a distribution of CHF 0.25 per share out of capital contribution reserves for the financial year 2017. The distribution will be free of Swiss withholding tax and will not be subject to income tax for Swiss resident individuals holding the shares as a private investment. The distribution will be payable in cash. The ex-dividend date has been set to May 4, 2018.
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
> Refer to “Proposed distribution out of capital contribution reserves” in VII – Parent company financial statements – Credit Suisse Group – Proposed appropriation of retained earnings and capital distribution for further information on dividends.
Dividend per ordinary share
	USD	[1]	CHF
Dividend per ordinary share for the financial year
2017	0.72		0.70
2016	0.72		0.70
2014	0.75		0.70
2013	0.79		0.70
2012 [2]	0.80		0.75
1 Represents the distribution on each American Depositary Share. For further information, refer to credit-suisse.com/dividend.
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

Risk management
The prudent taking of risk in line with our strategic priorities is fundamental to our business as a leading global bank. During the year, we continued to focus on aligning the Group risk profile with our strategy and further reducing exposures in the Strategic Resolution Unit, while increasing our lending activities in our wealth management-related businesses. At the same time, strengthening our operational control framework remained a primary focus. During 2017, we continued our multi-year effort to enhance the capabilities necessary to execute a capital adequacy assessment and stress testing framework for our US intermediate holding company, further evolved our global model risk management framework and initiated a program to assess climate change risks in line with recommendations of FSB’s Task Force on Climate-related Financial Disclosures.
Key Risk developments
The world’s major economies continued to expand in 2017 despite a catastrophic hurricane season in the Carribean and the US and ongoing geopolitical risk, including tensions on the Korean peninsula and in the Middle East, and further changes in the political landscape in Europe. Growing confidence in the economic recovery in the US led the Fed to announce the unwinding of its quantitative easing (QE) program, and the potential for an adverse market reaction to that unwinding program was one of the biggest risks to financial markets. Cyber threats continued to evolve rapidly, posing a major risk to the financial industry as a whole.
North Korea
Tensions ran high on the Korean peninsula. Against this environment, we enhanced risk constraints for relevant portfolios and increased the size of our macro hedge program to offset potential losses. We have been assessing and closely monitoring the related risks in our portfolio using several scenarios.
US economic climate
Despite persistently low inflation, the Fed raised rates three times in 2017 and announced the unwinding of its QE program. In December, the US enacted the Tax Cuts and Jobs Act of 2017 in an effort to accelerate economic growth. High equity valuations and a disorderly rise in bond yields remain one of the biggest risks to the markets. We are monitoring the risk associated with high valuations and a potential disorderly QE program wind-down using a suite of scenarios.
Middle East
In early June 2017, several countries, including Saudi Arabia, the United Arab Emirates, Egypt and Bahrain severed diplomatic ties and cut transportation links with Qatar. We have business relationships in all of these countries. While political uncertainty remains elevated, Qatar has not raised foreign funding or triggered a potentially disorderly forced repatriation of foreign assets. Separately, several Saudi Arabian princes and senior officials were arrested by the national anti-corruption commission in early November 2017. We are monitoring developments in the region.
Cyber risk
The financial industry continued facing rapidly evolving cyber threats from a variety of actors who are driven by monetary, political and other motivations. We continue to invest significantly in our information and cybersecurity program to strengthen our ability to anticipate, defend, detect and recover from cyber attacks. We regularly assess the effectiveness of our key controls and we conduct ongoing employee training and awareness activities, including for key management personnel, in order to embed a strong cyber risk culture.
European political landscape
Despite the defeat of right-wing nationalist candidates in the presidential elections of France and the Netherlands, nationalist populism remained a source of uncertainty in Europe along with the negotiations relating to the withdrawal of the UK from the EU. The potential impact of changes in the European political landscape on our structural exposures were managed through our enterprise stress test and risk appetite framework.
Natural disasters
The 2017 hurricanes in the Caribbean and the US caused immediate and widespread economic disruption and affected some Credit Suisse offices, including utility power loss and infrastructure shutdown. Our crisis management team successfully engaged recovery procedures and notification tools allowing offices to continue operation. An earthquake in Mexico required staff evacuation, however it did not have any further implications.
Brazil
In mid-2017, the president of Brazil was formally indicted on corruption charges in the latest iteration of a long-running corruption investigation. The impact from political developments on Brazil’s fiscal policy and the economy is still uncertain. From a risk perspective, the potential threats to Brazil’s economic upswing and to its local markets are likely to stay relatively high. While Brazil is a significant market for Credit Suisse, we further reduced our exposure to this country during 2017 and continued assessing potential implications in the event of further deterioration of this political crisis.

Risk management oversight
Prudent risk taking in line with our strategic priorities is fundamental to our business. The primary objectives of risk management are to protect our financial strength and reputation, while ensuring that capital is well deployed to support business growth and activities. Our risk management framework is based on transparency, management accountability and independent oversight. Risk management is an integral part of our business planning process with strong senior management and Board involvement.
We continuously work to strengthen risk management across the Group in our efforts to meet the challenges resulting from a volatile market environment and increasing complexity driven by the changing regulatory landscape. Utilizing comprehensive risk management processes and sophisticated control systems, we continuously work to minimize the negative impact that may arise from risk concentrations.
The BCBS published the “Principles for effective risk data aggregation and risk reporting” (BCBS 239) in 2013 in order to strengthen the risk data aggregation and risk reporting practices at banks and enhance their risk management and decision-making processes. We have committed to FINMA that we will implement these principles with respect to a defined scope of risk measures, risk reports and legal entities by year-end 2018. Credit Suisse remains on track to achieve compliance with these principles in 2018 with strong engagement and oversight from the Board.
Risk governance
Effective risk governance sets a solid foundation for comprehensive risk management discipline. Our risk governance framework is based on a “three lines of defense” governance model, where each line has a specific role with defined responsibilities and works in close collaboration to identify, assess and mitigate risks.
The first line of defense is the front office, which is responsible for pursuing suitable business opportunities within the strategic risk objectives and compliance requirements of the Group. Its primary responsibility is to ensure compliance with relevant legal and regulatory requirements and maintain effective internal controls.
The second line of defense includes functions such as risk management, compliance, legal and product control. It articulates standards and expectations for the effective management of risk and controls, including advising on applicable legal and regulatory requirements and publishing related policies, and monitors and assesses compliance with regulatory and internal standards. The second line of defense is separate from the front office and acts as an independent control function, responsible for reviewing, measuring and challenging front office activities and producing independent assessments and risk management reporting for senior management and regulatory authorities.
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
Our governance includes a committee structure and a comprehensive set of corporate policies which are developed, reviewed and approved by the Board, the Executive Board, their respective committees, the Group CRO, the Group Chief Compliance and Regulatory Affairs Officer (CCRO) and the board of directors of significant subsidiaries, in accordance with their respective responsibilities and levels of authority.
> Refer to “Board of Directors” and “Executive Board” in IV – Corporate Governance for further information.
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
Executive Board
The Executive Board is responsible for developing and implementing our strategic business plans, subject to approval by the Board. It further reviews and coordinates significant initiatives for the risk management function and establishes Group-wide risk policies. The Group CRO and CCRO are members of the Executive Board and represent the risk management and compliance functions, respectively, reporting to the Group Chief Executive Officer (CEO) and, at least annually, to the Board.
Executive Board committees
The Capital Allocation & Risk Management Committee (CARMC) is responsible for overseeing and directing our risk profile, recommending risk limits at the Group level to the Risk Committee and the Board, establishing and allocating risk appetite among the various businesses, reviewing new significant business strategies or changes in business strategies including business migrations, making risk-related decisions on escalations, and for applying measures, methodologies and tools to monitor and manage the risk portfolio. CARMC meets monthly and conducts reviews according to the following three rotating cycles. The asset & liability management cycle reviews the funding and balance sheet trends and activities, plans and monitors regulatory and business liquidity requirements and internal and regulatory capital adequacy. The market & credit risks cycle defines and implements risk management strategies for the Group businesses, sets and approves risk appetite within Board-approved limits and other appropriate measures to monitor and manage the risk profile of the Group and allocates liquidity resources and sets liquidity risk limits for individual divisions. The internal control system cycle monitors and analyzes significant operational, legal and compliance risks, reviews and approves the business continuity program’s alignment with the corporate strategy on an annual basis, sets limits, caps and triggers on specific businesses to control significant operational risk exposure, and reviews and assesses the appropriateness and efficiency of the internal control systems.
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
The Reputational Risk & Sustainability Committee (RRSC) sets policies and reviews processes and significant cases relating to reputational risks and sustainability issues. It also ensures adherence to our reputational and sustainability policies and oversees their implementation.
Divisional and legal entity risk management committees
Divisional and legal entity risk management committees review risk, legal, compliance and internal control matters specific to the divisions and individual legal entities, respectively.
Risk organization
The risk management function is responsible for providing risk management oversight and establishing an organizational basis to manage risk matters. The risk management function challenges and proactively engages with the business divisions in shaping the divisions’ and the Group’s risk profiles.
Our risk organization supports the Group’s strategy and divisional structure. The divisional chief risk officers, who also act as legal entity chief risk officers for the most significant legal entities in their respective regions, assume an important role in this organization.

From a people and business management perspective, the organizational setup of the risk function builds on a matrix structure, unifying global functions and divisional/legal entity perspectives.
Our governance framework includes dedicated risk management committees for each division. The divisional and legal entity chief risk officer organizations have established granular risk appetite frameworks and reporting capabilities to cover the specific needs of their business divisions. The global risk functions drive our risk appetite, ensure globally harmonized models and methodologies, execute global regulatory deliverables, provide global limit frameworks and ensure risk conflict remediation.
The key elements of the risk organization include:
Matrix structure
Our matrix structure reflects the Group’s business strategy and emphasizes the Group’s legal entity considerations.
The global functions comprise credit, market & liquidity, enterprise, operational and fiduciary risk management, and are accountable for functional risk oversight and the risk limit framework at the global and local legal entity level. They are also responsible for functional models, methodologies and policies and function-related regulatory change. The enterprise risk management mandate is focused on the overarching risk framework including risk appetite and stress testing, Group risk reporting, model risk management, risk-related regulatory management and coordination of our reputational risk-related activities.
The divisional chief risk officers for Swiss Universal Bank, International Wealth Management, Asia Pacific, Global Markets, Investment Banking & Capital Markets and the Strategic Resolution Unit are responsible for ensuring alignment of the risk management function within our divisions.
The legal entity chief risk officers provide risk oversight for certain significant legal entities in the locations of our main operations. They define the local risk management and risk appetite frameworks and are responsible for meeting the legal-entity-specific regulatory requirements. The legal entity chief risk officer roles for our most significant legal entities are assumed by the divisional chief risk officers in their respective regions, except for Credit Suisse AG where the chief risk officer role is assumed by the Group CRO.
The heads of the global functions and the divisional/legal entity chief risk officers jointly manage the embedded functional teams.
Central functions
Risk and Finance Data Analytics, Reporting provides consistent reporting production, analytics and data management shared with finance functions. CRO Change is responsible for the portfolio of strategic change programs across the risk management function. The Group CRO’s chief operating officer facilitates business management within the risk management function. Credit Risk Review is a review function independent from credit risk management with a direct reporting line to the Board’s Risk Committee, administratively reporting to the Group CRO. Credit Risk Review assesses Credit Suisse’s credit exposures and credit risk management processes and practices. The head of Credit Risk Review is also responsible for our comprehensive capital analysis and review (CCAR) challenge function which supports the application of the CCAR framework for the Group and provides independent assessments of the processes for managing and allocating capital resources. CCAR is a US regulatory framework introduced by the Fed to assess, regulate and supervise large financial institutions.
In April 2017, Credit Suisse Holdings (USA), Inc. submitted its first capital plan to the Fed as part of its CCAR process for 2017. This non-public submission detailed Credit Suisse Holdings (USA), Inc.’s capital adequacy process, including its stress testing capabilities, processes, methodologies, governance and results. Preparations for the CCAR submission for 2018 have begun and the capital adequacy results will be publicly disclosed once the review by the Fed is completed.
Compliance and regulatory affairs
The compliance and regulatory affairs (compliance) function is a proactive, independent function working with the businesses to continuously challenge practices to manage compliance risk. As a second line of defense function, responsibilities include independently assessing compliance risk, monitoring and testing and reporting on adherence to the compliance risk appetite and other material matters to the Board and senior management. It also oversees regulatory interactions of the Group and assesses potential impact and monitors implementation of regulatory developments.
Our compliance organization supports the Group’s strategy and divisional structure, with the involvement of the divisional chief compliance officers, who also provide compliance oversight for the most significant legal entities in their respective regions. The divisional chief compliance officers are responsible for providing independent oversight and control over the compliance and regulatory risks relating to their respective divisions and legal entities.
Central compliance functions
Central compliance functions, such as core compliance services, financial crime compliance, regulatory affairs and investigations, support all divisions by overseeing and managing global programs in partnership with the divisional chief compliance officers. The core compliance services function oversees framework design and establishes enterprise level standards for compliance practices, surveillance and global programs (e.g., cross-border compliance, client tax compliance and conduct risk). The financial crime compliance function establishes and monitors compliance policies, guidelines, procedures and controls related to anti-money laundering, anti-corruption and sanctions. The regulatory affairs function supports the Group through management of regulatory relationships and interactions, including coordination of regulatory commitments on behalf of relevant divisions. The investigations function is responsible for the identification and remediation of significant breaches in the Group’s compliance processes and controls.
Risk culture
We base our business operations on conscious and disciplined risk-taking. We believe that independent risk management, compliance and audit processes with proper management accountability are critical to the interests and concerns of our stakeholders. Our risk culture is supported by the following principles:
– Our risk management and compliance policies set out authorities and responsibilities for taking and managing risks;
– We establish a clear risk appetite that sets out the types and levels of risk we are prepared to take;
– We actively monitor risks and take mitigating actions where they fall outside accepted levels;
– Breaches of risk limits are identified, analyzed and escalated, and large, repeated or unauthorized exceptions may lead to terminations, adverse adjustments to compensation or other disciplinary action; and
– We seek to establish resilient risk constraints that promote multiple perspectives on risk and reduce the reliance on single risk measures.
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
We seek to promote responsible behavior through the Group’s Code of Conduct, which provides a clear statement on the conduct standards and ethical values that we expect of our employees and members of the Board, and thereby maintain and strengthen our reputation for integrity, fair dealing and measured risk-taking. In addition, our six conduct and ethics standards, which include client focus, accountability and transparency, are a key part of our effort to embed our core ethical values into our business strategy and the fabric of our organization. They are designed to encourage employees to act with responsibility, respect, honesty and compliance at all times in order to secure the trust of our stakeholders. Initiatives in this area have provided employees with practical guidance on careful and considered behavior as well as the importance of acting ethically and learning from mistakes. Our employee performance assessment and compensation processes are linked to the conduct and ethics standards and the Group’s Code of Conduct.
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
Risk capacity is the maximum level of risk that we can assume given our current level of resources before breaching any constraints determined by capital and liquidity needs, the operational environment and our responsibilities to depositors, shareholders, investors and other stakeholders. Risk appetite expresses the aggregate level and types of risk we are willing to assume within our risk capacity to achieve our strategic objectives and business plan. Risk profile is a point-in-time assessment of our net risk exposures aggregated within and across each relevant risk category and is expressed in a variety of different quantitative risk metrics and qualitative risk observations. The size of our risk profile is restricted to the planned level of our risk appetite through the use of risk constraints, such as limits, guidelines, tolerances and targets.
Risk appetite framework
The Group risk appetite framework is governed by an overarching global policy that encompasses the suite of specific policies, processes and systems with which the risk constraints are calibrated and the risk profile is managed. The framework is guided by the following strategic risk objectives:
– maintaining Group-wide capital adequacy above minimum regulatory requirements under both normal and stressed conditions;
– promoting stability of earnings to support performance in line with financial objectives;
– ensuring sound management of liquidity and funding risk in normal and stressed conditions;
– proactively controlling concentration risks;
– managing operational and compliance risk within our enterprise risk and control framework (ERCF) to ensure sustainable performance;
– minimizing reputational risk; and
– managing and mitigating conduct risk.
Group-wide risk appetite is determined in partnership with the financial and capital planning process on an annual basis, based on bottom-up forecasts that reflect planned risk usage by the businesses and top-down, Board-driven strategic risk objectives and risk appetite. Scenario stress testing of financial and capital plans is an essential element in the risk appetite calibration process as a key means through which our strategic risk objectives, financial resources and business plans are aligned. The capital plans are also analyzed using our economic capital coverage ratio, which provides a further means of assessing bottom-up risk plans with respect to available capital resources. The risk appetite is approved through a number of internal governance forums, including joint approval by the Group CRO and the Chief Financial Officer (CFO), the Risk Appetite Review Committee (a sub-committee of CARMC), CARMC, the Risk Committee and, subsequently, by the Board.

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
– The effectiveness of risk appetite in support of business strategy execution and delivery against financial objectives is assessed via a risk appetite effectiveness framework. This framework assists senior management and the Board in ensuring that appropriate levels of risk appetite are set and that the subsequent risk constraints are appropriately calibrated.
– Risk, financial and capital plans are jointly reviewed and approved by the Executive Board and the Board.
The following chart provides an overview of key Group-wide quantitative and qualitative aspects covered in our risk appetite statement for the Group and their connection to the division-specific risk appetite statements.
Risk constraints
A core aspect of our risk appetite framework is a sound system of integrated risk constraints to maintain our risk profile within our overall risk appetite. Our risk appetite framework utilizes a suite of different types of risk constraints to reflect the aggregate risk appetite of the Group and to further cascade risk appetite across our organization, including among business divisions and legal entities. The risk constraints restrict our maximum balance sheet and off-balance sheet exposure given the market environment, business strategy and financial resources available to absorb losses. Different levels of seniority are mapped to, and specific enforcement and breach response protocols are required for, each type of risk constraint. We define the following risk constraint categories:
– Qualitative constraints represent constraints that are used to manage identified but unquantifiable or subjective risks, with adherence assessed by the appropriate level of constraint authority.

– Quantitative constraints represent constraints that are used to manage identified quantifiable risks and exist in the form of limits, guidelines, tolerances, targets and flags.
Constraint authority for the risk constraints is determined by the relevant approving body and constraints are currently in effect for all key risk governance bodies and committees including the Board, its Risk Committee, the Executive Board and CARMC. The appropriateness of the constraint types for the various risk classes within our risk appetite, including market, credit, operational and liquidity risk, is determined considering the respective characteristics of the various risk constraint types. We define the following types of risk constraints:
– Qualitative constraint statements are required for all qualitative constraints. Qualitative constraint statements need to be specific and to clearly define the respective risk to ensure that the risk profile for unquantifiable or subjective risks is readily assessable.
– Limits, guidelines and tolerances are specific threshold levels for a given risk metric. Limits are binding thresholds that require discussion to avoid a breach and trigger immediate remediating action if a breach occurs. Guidelines are thresholds which, if breached, require an action plan to reduce risk below the guideline or to propose, justify and agree to adjust the guideline. Tolerances are designed as management thresholds to initiate discussion, and breach of a tolerance level triggers review by the relevant constraint authority.
– Targets represent the level of risk that the Group intends to accept in pursuit of business objectives at a specific point in time in the future.
– Flags are early warning indicators, which serve primarily as a business risk management and supervisory control tool for our front offices and Treasury, and they may be complementary to other types of constraints.
With respect to limits, guidelines and tolerances, established criteria are applied in the selection of the appropriate risk constraint, including the assessment of (i) the materiality of the respective risk metric with regard to its contribution to the overall Group risk appetite; (ii) the importance of the risk constraint to the organization from a qualitative perspective; (iii) the characteristic of the respective risk, e.g., risk concentrations or high priority risk for the Group; and (iv) the availability of mitigating actions to manage the risk profile of the Group in relation to the respective risk.
We have established a constraint structure which manages the Group’s risk profile using multiple metrics, including economic risk capital, >>>value-at-risk (VaR), scenario analysis and various exposure limits at the Group level. The overall risk limits for the Group are set by the Board in consultation with its Risk Committee and are binding. In the rare circumstance where a breach of these limits would occur, it would result in a notification to the Chair of the Board’s Risk Committee and the Group CEO, and written notification to the full Board at its next meeting. Following notification, the Group CRO may approve positions that exceed the Board limits up to a predefined level and any such approval is reported to the full Board. Positions that exceed the Board limits by more than the predefined level may only be approved by the Group CRO and the full Board acting jointly. In 2017 and 2016, no Board limits were exceeded.
Dedicated constraints are also in place to cover the specific risk profiles of individual businesses and legal entities. In the context of the overall risk appetite of the Group, as defined by the limits set by the Board and its Risk Committee, CARMC is responsible for allocating divisional risk limits and more specific limits deemed necessary to control the concentration of risk within individual lines of business. The divisional risk management committees and the divisional and legal entity chief risk officers are responsible for allocating risk appetite further within the organization. For this purpose, they use a detailed framework of individual risk limits designed to control risk-taking at a granular level by individual businesses and in the aggregate. The risk constraints are intended to:
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
Update to the risk appetite framework
During the second quarter of 2017, we amended and enhanced our risk appetite framework to provide additional governance and controls within our relevant transaction approval processes to distinguish between those types of business exposures held in the Strategic Resolution Unit that will be allowed for execution in our strategic divisions and those that will be prohibited or for which we have limited risk appetite. The amendments introduce a specific risk appetite statement which together with the entire risk appetite framework will be reviewed annually in line with our current process. This framework has been approved by CARMC.

The risk appetite statement includes a detailed list of transaction and product types that are prohibited from being executed in our strategic businesses. These transaction and product types are classified in five categories: (i) specific products; (ii) risk types; (iii) counterparties; (iv) investment classes; and (v) operational and franchise considerations. In addition, the statement establishes a robust set of principles and guidelines that serve to limit the execution of non-strategic transactions or business activities in our strategic business divisions.
We have established a framework for approval of exceptions to the provisions outlined in our risk appetite framework for certain transactions which may arise. Execution of such exceptions requires the approval of the divisional chief risk officer and divisional chief executive officer or their delegates and, where needed, by CARMC and/or the legal entity board of directors. Proposed transactions or business activities within our relevant transaction approval processes are assessed against the risk appetite statement.
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
| **Liquidity and funding risks:** The risk that we do not have the appropriate amount of funding and liquidity to meet our obligations. | Liquidity coverage ratio, net stable funding ratio, liquidity barometer, stress testing |
| **Market risk:** The risk of financial loss from adverse changes in market risk factors, including interest rates, credit spreads, foreign exchange rates, equity and commodity prices, and other factors such as market volatility and the correlation of market prices across asset classes. | Value-at-risk, sensitivities, economic risk capital, stress testing |
| **Credit risk:** The risk of financial loss arising as a result of a borrower or counterparty failing to meet its financial obligations or as a result of deterioration in the credit quality of the borrower or counterparty. | Gross and net loan exposures, commitments, probability of default, loss given default, exposure at default, potential future exposure, country exposures, economic risk capital, stress testing |
| **Model risk:** The risk of adverse consequences from decisions made based on model results that may be incorrect, misinterpreted or used inappropriately. | Risk and control self-assessments, independent model validation, aggregate model risk reports |
| **Operational risk:** The risk of financial loss arising from inadequate or failed internal processes, people or systems, or from external events. | ■ Enterprise risk and controls framework including risk and control assessments, compliance risk assessments, key risk and control indicators, internal and external incident data, scenario analysis, stress testing<br>■ Group Code of Conduct and associated conduct and ethics standards<br>■ Technology risk management program, business continuity testing<br>■ Legal risk assessments |
| **Compliance and regulatory risk:** The risk from the failure to comply with laws, regulations, rules or market standards that may have a negative effect on our franchise and clients we serve. It includes the risk that changes in laws, regulations, rules or market standards may limit our activities and have a negative effect on our business or our ability to implement strategic initiatives, or can result in an increase in operating costs for the business or make our products and services more expensive for clients. | |
| **Conduct risk:** The risk that improper behavior or judgment by our employees may result in a negative financial, non-financial or reputational impact to our clients, employees or the Group or negatively impact the integrity of the financial markets. | |
| **Technology risk:** The risk that technology-related failures, such as service outages or information security incidents, may disrupt business. | |
| **Legal risk:** The risk of loss or any other material adverse impact arising from circumstances including the failure to comply with legal obligations, changes in enforcement practices, the making of a legal challenge or claim against us, our inability to enforce legal rights or the failure to take measures to protect our rights. | |
| **Reputational risk:** The risk that negative perception by our stakeholders may adversely impact client acquisition and damage our business relationships with clients and counterparties, affecting staff morale and reducing access to funding sources. | ■ A comprehensive assessment for these risk types may be performed either periodically and/or in response to particular events.<br>■ The results of the analysis impacts management actions such as strategy adjustments, tactical measures, policy adjustments, event-driven crisis guidelines, staff training and individual performance measurement.<br>■ The risk management actions may include both precautionary activities to manage risk and issue resolution activities to recover from adverse developments |
| **Fiduciary risk:** The risk of financial loss arising when the Group or its employees, acting in a fiduciary capacity as trustee, investment manager or as mandated by law, do not act in the best interest of the client in connection with the advice and management of our client's assets including from a product-related market, credit, liquidity and operational risk perspective. | |
| **Strategic risk:** The risk of financial loss or reputational damage arising from inappropriate strategic decisions, ineffective implementation of business strategies or an inability to adapt business strategies in response to changes in the business environment. | |

It is important to both evaluate each risk type separately and assess their combined impact on the Group, which helps ensure that our overall risk profile remains within the Group-wide risk appetite.
The primary evaluation methods used to assess Group-wide quantifiable risks include economic risk capital and stress testing. Economic risk capital captures both position risk, such as market risk and credit risk, and non-position risk, such as operational risk and certain other risks, and is a key component in our risk appetite framework with limits established to control aggregate risk. Stress testing also captures position and non-position risks and provides an evaluation method capable of capturing both historic and forward-looking scenarios to ensure that aggregate risks are managed within the Group-wide risk appetite also under stressed conditions.
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
During 2017, as part of our economic risk capital strategic development program to further embed economic risk capital into our risk appetite framework, we continued to develop and implement a suite of metrics and models that better assess, monitor and manage capital adequacy and solvency risk in severe stress events such as business recovery or resolution. We redeveloped the position risk methodology by introducing new and enhancing previously used credit and market risk models. Our redesigned credit risk model is based on multi-factor Monte Carlo simulation, compared to the single-factor model used previously. Our new market risk model incorporates new price and spread shocks for structured assets and illiquid private equity investments and uses historical simulation for equity and fixed income trading, compared to the combination of credit spread shocks and historical simulation used in previous models. In addition, we improved our pension risk model which models assets and liabilities in line with the redeveloped position risk framework. Finally, we introduced an enhanced and newly calibrated correlation matrix to aggregate across both position and non-position risk models. The new economic risk capital framework should enable us to further embed economic risk capital into our risk appetite and risk management framework, and to better assess, monitor and manage capital adequacy and solvency risk in both “going concern” and “gone concern” scenarios. In a “going concern” scenario, we hold sufficient capital to absorb losses to ensure continuity of service. In a “gone concern” scenario, we hold sufficient capital to fund an orderly resolution without recourse to public resources. Our new economic risk capital framework was implemented in January 2018 and the net impact from of these methodology enhancements on economic risk capital for the Group as of December 31, 2017 was a decrease of CHF 0.7 billion, or 2%.
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
Position risk and diversification benefit
Position risk is the level of unexpected loss from our portfolio of balance sheet and off-balance sheet positions over a one-year holding period and includes market and credit risks. Position risk is calculated at a 99% confidence level for risk management purposes reflecting a “going concern” scenario. Position risk is also calculated at a 99.97% confidence level for capital management purposes reflecting a “gone concern” resolution scenario. Our position risks categories are described in the table “Position risk categories”.
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
– Corporate interest rate risk is the interest rate risk on our treasury positions arising from discounting our client interest rate margins.

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
Economic risk capital coverage ratio
Economic risk capital coverage ratio is defined as the ratio of capital available to absorb losses in a “gone concern” scenario (available economic capital) to capital needs (economic risk capital). The economic risk capital coverage ratio is primarily meant to provide an assessment of our solvency and reflects our best internal assessment of risk and loss absorbing capacity in an extreme scenario. Furthermore, the economic risk capital coverage ratio is embedded in our risk appetite framework through our capital adequacy objective. We also plan to incorporate the “going concern” economic risk capital coverage ratio into our risk appetite and risk management frameworks, to supplement the “gone concern” coverage ratio introduced in 2015.
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
Stress testing is a fundamental element of our Group-wide risk appetite framework included in overall risk management to ensure that our financial position and risk profile provide sufficient resilience to withstand the impact of severe economic conditions. Stress testing results are monitored against limits, and are used in risk appetite discussions and strategic business planning and to support our internal capital adequacy assessment. Within the risk appetite framework, CARMC sets Group-wide and divisional stressed position loss limits to correspond to minimum post-stress capital ratios. Currently, limits are set on the basis of look-through BIS CET1 capital ratios. Stress tests also form an integral part of the Group’s recovery and resolution plan (RRP). Within the RRP, stress tests provide the indicative scenario severity required to reach recovery and resolution capital levels.
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
We also conduct externally defined stress tests that meet the specific requirements of regulators. For example, as part of various regular stress tests and analysis, >>>FINMA requires a semi-annual loss potential analysis that includes an extreme scenario that sees European countries experience a severe recession resulting from the worsening of the European debt crisis as well as a scenario focusing on a financial crisis in China and the US.
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
We use historical stress testing scenarios to consider the impact of market shocks from relevant periods of extreme market disturbance. Standardized severity levels allow comparability of severity across differing risk types. The calibration of bad day, bad week, severe event and extreme event scenarios involves the identification of the worst moves that have occurred in recent history. Severe flight to quality (SFTQ) is a key scenario used for Group-wide stress testing and risk appetite setting. It is a combination of market shocks and defaults that reflects conditions similar to what followed the Lehman collapse during the fourth quarter of 2008. The SFTQ scenario assumes a severe crash across financial markets, along with stressed default rates.
We use forward-looking stress testing scenarios to complement historical scenarios. The forward-looking scenarios are centered on potential macroeconomic, geopolitical or policy threats. The Scenario Management Oversight Committee, comprised of internal economists, front office and representatives of the risk management and finance function, discusses the backdrop to several forward-looking scenarios. The Scenario Management Oversight Committee reviews a wide range of scenarios and selects those that are most relevant to the analysis of key macroeconomic shocks. Some examples of forward-looking scenarios include US and European country recessions, a so-called emerging markets economic “hard landing” and the impact of monetary policy changes by central banks. Various scenarios are also used to mitigate concentration risks across the entire firm, such as the credit concentration scenario. During 2017, the Group focused on the following forward-looking scenarios:
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
The scenarios are reviewed and updated regularly as markets and business strategies evolve. In addition to these periodic scenario analyses, we also perform ad hoc scenario analyses, for example in respect of the French and the US elections, in connection with current events as a proactive risk management tool.
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
Market risk
Definition
Market risk is the risk of financial loss arising from movements in market risk factors. The movements in market risk factors that generate financial losses are considered to be adverse changes in interest rates, credit spreads, foreign exchange rates, equity and commodity prices and other factors, such as market volatility and the correlation of market prices across asset classes. A typical transaction or position in financial instruments may be exposed to a number of different market risk factors. Our trading portfolios (trading book) and non-trading portfolios (banking book) have different sources of market risk.
Sources of market risk
Market risks arise from both our trading and non-trading business activities. The classification of assets and liabilities into trading book and banking book portfolios determines the approach for analyzing our market risk exposure. This classification reflects the business and risk management perspective with respect to trading intent, and may be different from the classification of these assets and liabilities for financial reporting purposes.
Trading book
Market risks from our trading book relate to our trading activities, primarily in Global Markets (as well as through a partnership with International Wealth Management and Swiss Universal Bank under Global Markets’ risk oversight), Asia Pacific and the Strategic Resolution Unit. Our trading book, as measured for risk management purposes, typically includes fair-valued positions only, primarily of the following balance sheet items: trading assets and trading liabilities, investment securities, other investments, other assets (mainly derivatives used for hedging, loans and real estate held-for-sale), short-term borrowings, long-term debt and other liabilities (mainly derivatives used for hedging).
We are active globally in the principal trading markets, using a wide range of trading and hedging products, including derivatives and structured products. Structured products are customized transactions often using combinations of derivatives and are executed to meet specific client or internal needs. As a result of our broad participation in products and markets, our trading strategies are correspondingly diverse and exposures are generally spread across a range of risks and locations.
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
We assume interest rate risks in our banking book through lending and deposit-taking, money market and funding activities, and the deployment of our consolidated equity as well as other activities, including market making and trading activities involving banking book positions at the divisional level. Savings accounts and many other retail banking products have no contractual maturity date or direct market-linked interest rate and are risk-managed on a pooled basis using replication portfolios on behalf of our private banking, corporate and institutional businesses. The replication portfolios approximate the interest rate characteristics of the underlying products. This particular source of market risk is monitored on a daily basis.
The majority of non-trading foreign exchange risk is associated with our net investment in foreign branches, subsidiaries and affiliates denominated in currencies other than Swiss francs. This exposure is actively managed to hedge our capital and leverage ratios and is governed within our risk appetite framework.
Evaluation and management of market risk
We use market risk measurement and management methods capable of calculating comparable exposures across our many activities and employ focused tools that can model unique characteristics of certain instruments or portfolios. The tools are used for internal market risk management, internal market risk reporting and external disclosure purposes. Our principal market risk measurement for the trading book is VaR. In addition, our market risk exposures are reflected in scenario analysis, as included in our stress testing framework, position risk, as included in our economic risk capital, and sensitivity analysis. Each market risk measurement aims to estimate the potential loss that we can incur due to an adverse market movement with varying degrees of severity. VaR, scenario analysis, position risk and sensitivity analysis complement each other in our market risk assessment and are used to measure market risk at the Group level. Our risk management practices are regularly reviewed to ensure they remain appropriate.
The Group’s overall limit framework encompasses specific limits on a large number of different products and risk type concentrations at the Group, divisional, and legal entity levels. For example, there are controls over consolidated trading exposures, the mismatch of interest-earning assets and interest-bearing liabilities, private equity and seed capital. Risk limits are cascaded to lower organizational levels within the businesses. Risk limits are binding and generally set close to the planned risk profile to ensure that any meaningful increase in risk exposures is promptly escalated. The Group’s Organizational Guidelines and Regulations and the Group’s policies determine limit-setting authority, temporary modification of such limits in certain situations and required approval authority at the Group, Bank, divisional, business and legal entity levels for any instances that could cause such limits to be exceeded. For example, with respect to market risk limits, the divisional chief risk officers and certain other members of senior management have the authority to temporarily increase the divisional risk committee limits by an approved percentage for a specified maximum period. Market risk limit excesses are subject to a formal escalation procedure and the incremental risk associated with the excess must be approved by the responsible risk manager within market risk management, with escalation to senior management if certain thresholds are exceeded. The majority of the market risk limits are monitored on a daily basis. Limits for which the inherent calculation time is longer or for which the risk profile changes less often are monitored less frequently depending on the nature of the limit (weekly, monthly, or quarterly). For example, limits relating to illiquid investments are monitored on a monthly basis. The business is mandated to remediate market risk limit excesses within three business days upon notification. Remediation actions which take longer than three days are subject to an out-of-policy remediation process with senior management escalation. All limit excesses identified in 2017 were resolved in line with applicable policy requirements.
For the purpose of this disclosure, market risk in the trading book is mainly measured using VaR and market risk in our banking book is mainly measured using sensitivity analysis on related market factors.

Value-at-risk
VaR is a risk measure which quantifies the potential loss on a given portfolio of financial instruments over a certain holding period and that is expected to occur at a certain confidence level. VaR can be calculated for all financial instruments with adequate price histories. Positions are aggregated by risk category rather than by product. For example, interest rate risk VaR captures potential losses driven by fluctuations of interest rates affecting a wide variety of interest rate products (such as interest rate and foreign exchange swaps or swaptions) as well as other products (such as foreign exchange, equity and commodity options) for which interest rate risk is not the primary market risk driver. The use of VaR allows the comparison of risk across different businesses. It also provides a means of aggregating and netting a variety of positions within a portfolio to reflect actual correlations between different assets, applying the concept of portfolio diversification benefit described above for position risk. Our VaR model is designed to take into account a comprehensive set of risk factors across all asset classes.
VaR is an important tool in risk management and is used for measuring quantifiable risks from our activities exposed to market risk on a daily basis. In addition, VaR is one of the main risk measures for limit monitoring, financial reporting, calculation of regulatory capital and regulatory >>>backtesting.
Our VaR model is predominantly based on historical simulation which derives plausible future trading losses from the analysis of historical movements in market risk factors. The model is responsive to changes in market conditions through the use of exponential weighting, which applies a greater weight to more recent events, and the use of expected shortfall equivalent measures to ensure all extreme adverse events are considered in the model. We use the same VaR model for risk management (including limit monitoring and financial reporting), regulatory capital calculation and regulatory backtesting purposes, although confidence level, holding period and the scope of financial instruments considered can be different.
For our >>>risk management VaR, we use a two-year historical dataset, a one-day holding period and a 98% confidence level. This means that we would expect daily mark-to-market trading losses to exceed the reported VaR not more than twice in 100 trading days over a multi-year observation period. This measure captures risks in trading books only and includes securitization positions. It is closely aligned to the way we consider the risks associated with our trading activities and to the way we measure regulatory VaR for capital purposes. For internal risk management and limit monitoring purposes we add certain banking book positions to the scope of the risk management VaR calculation.
For regulatory capital purposes, we operate under the >>>Basel III market risk framework which includes the following components for the calculation of regulatory capital: >>>regulatory VaR, >>>stressed VaR, >>>incremental risk charge (IRC), >>>risk not in VaR (RNIV), stressed RNIV and the impact of changes in a counterparty’s credit spreads (also known as >>>CVA). The regulatory VaR for capital purposes uses a two-year historical dataset, a ten-day holding period and a 99% confidence level. This measure captures all risks in the trading book and foreign exchange and commodity risks in the banking book and excludes securitization positions, as these are treated under the securitization approach for regulatory purposes. Stressed VaR replicates the regulatory VaR calculation on the Group’s current portfolio over a continuous one-year observation period that results in the highest VaR. The historical dataset starting in 2006 avoids the smoothing effect of the two-year dataset used for our risk management and regulatory VaR, allows for the capturing of a longer history of potential loss events and helps reduce the pro-cyclicality of the minimum capital requirements for market risk. IRC is a regulatory capital charge for default and migration risk on positions in the trading books. RNIV captures a variety of risks, such as certain basis risks, higher order risks and cross risks between asset classes, not currently captured by the VaR model for example due to lack of sufficient or accurate data.
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
Assumptions used in our market risk measurement methods for regulatory capital purposes are compliant with the standards published by the BCBS and other international standards for market risk management. We have approval from >>>FINMA, as well as from other regulators for our subsidiaries, to use our regulatory VaR model in the calculation of market risk capital requirements. Ongoing enhancements to our VaR methodology are subject to regulatory approval or notification depending on their materiality, and the model is subject to regular reviews by regulators and the Group’s independent model validation function.
Information required under Pillar 3 of the Basel framework related to risk is available on our website at credit-suisse.com/regulatorydisclosures.
> Refer to “Other requirements” in Capital management – Swiss requirements for further information on the use of our regulatory VaR model in the calculation of trading book market risk capital requirements.
VaR assumptions and limitations
The VaR model uses assumptions and estimates that we believe are reasonable, but VaR only quantifies the potential loss on a portfolio based on historical market conditions. The main assumptions and limitations of VaR as a risk measure are:
– VaR relies on historical data to estimate future changes in market conditions. Historical scenarios may not capture all potential future outcomes, particularly where there are significant changes in market conditions, such as increases in volatilities and changes in the correlation of market prices across asset classes;
– VaR provides an estimate of losses at a specified confidence level; the use of an expected shortfall equivalent measure allows all extreme adverse events to be considered in the model;
– VaR is based on either a one-day (for internal risk management, backtesting and disclosure purposes) or a ten-day (for regulatory capital purposes) holding period. This assumes that risks can be either sold or hedged over the holding period, which may not be possible for all types of exposure, particularly during periods of market illiquidity or turbulence; it also assumes that risks will remain in existence over the entire holding period; and
– VaR is calculated using positions held at the end of each business day and does not include intra-day changes in exposures.
To mitigate some of the VaR limitations and estimate losses associated with unusually severe market movements, we use other metrics designed for risk management purposes and described above, including stressed VaR, position risk and scenario analysis.
For some risk types there can be insufficient historical data for a calculation within the Group’s VaR model. This often happens because underlying instruments may have traded only for a limited time. Where we do not have sufficient market data, either market data proxies or extreme parameter moves for these risk types are used. Market data proxies are selected to be as close to the underlying instrument as possible. Where neither a suitable market dataset nor a close proxy is available, extreme parameter moves are used.
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
VaR backtesting
Various techniques are used to assess the accuracy of the VaR methodology used for risk management and regulatory purposes and to assess if our regulatory capital is sufficient to absorb actual losses. Our VaR backtesting process is used to assess the accuracy and performance of our regulatory VaR model and to encourage developments to our VaR model. Backtesting involves comparing the results produced from the VaR model with the daily trading revenues. Actual daily trading revenues for the purpose of this backtesting are defined as gains and losses arising from our trading activities, excluding non-market-driven provisions, the net cost of funding, profit and loss transfers between businesses and any gains and losses resulting from valuation adjustments associated with counterparty and own credit exposures. A backtesting exception occurs when a trading loss exceeds the daily VaR estimate. Statistically, at the overall Group level, given the 99% confidence level and the one-day holding period used in the regulatory VaR model for backtesting purposes, we would expect daily trading losses to exceed the calculated daily VaR not more than once in 100 trading days over a multi-year observation period.
For capital purposes, FINMA, in line with BIS requirements, uses a multiplier to impose an increase in market risk capital for every regulatory VaR backtesting exception over four in the prior rolling 12-month period calculated using a subset of actual daily trading revenues, also referred to as “hypothetical” trading revenues under the Basel framework. These hypothetical trading revenues are defined on a consistent basis with the regulatory VaR model and thereby exclude non-market elements such as fees, commissions, gains and losses from intra-day trading, as well as cancellations and terminations.
VaR governance
Like other sophisticated models, our VaR model is subject to internal governance including validation by a team of modeling experts independent from the model developers. Validation includes identifying and testing the model’s assumptions and limitations, investigating its performance through historical and potential future stress events, and testing that the live implementation of the model behaves as intended. We employ a range of different control processes to help ensure that the models used for market risk remain appropriate over time. As part of these control processes, a dedicated Market Risk Quantitative Steering Committee meets regularly to review model performance and approve any new or amended models.
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
Sources of credit risk
The majority of our credit risk arises from our activities in retail and private banking as well as with corporate and institutional clients in the five divisions Swiss Universal Bank, International Wealth Management, Asia Pacific, Global Markets and Investment Banking & Capital Markets, and the residual activities in the Strategic Resolution Unit. Credit risk arises from lending products, irrevocable loan commitments, credit guarantees and letters of credit, and results from counterparty exposure arising from >>>derivatives, foreign exchange and other transactions.
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
Our credit risk management framework applies to all of the Group’s credit exposure and includes the following core components:
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
Our internal ratings may differ from a counterparty’s external ratings, if one is available. Internal ratings are regularly reviewed depending on exposure type, client segment, collateral or event-driven developments. For the calculation of internal risk estimates (e.g., an estimate of expected loss in the event of a counterparty default) and risk-weighted assets, a >>>probability of default (PD), >>>loss given default (LGD) and >>>exposure at default (EAD) are assigned to each facility. These three parameters are primarily derived from internally developed statistical models that have been backtested against internal experience, validated by a function independent of the model owners on a regular basis and approved by our main regulators for application in the regulatory capital calculation in the >>>A-IRB approach under the Basel framework. The A-IRB models are subject to a comprehensive backtesting process to demonstrate that model performance can be confirmed annually during the entire lifecycle of each model. Findings from backtesting serve as a key input for any future model enhancements.
For the majority of clients and counterparties, internal ratings or PDs are calculated directly by proprietary statistical rating models. These models are based on internally compiled data comprising both quantitative factors (e.g., primarily balance sheet information for corporates and loan-to-value (LTV) ratio and the borrower’s income level for mortgage lending) and qualitative factors (e.g., credit histories from credit reporting bureaus) concentrating on economic trends and financial fundamentals. For statistical rating models calculating a PD, an equivalent rating based on the Standard & Poor’s rating scale is assigned based on the PD band associated with each rating, which is used for disclosure purposes.
For the remaining facilities where statistical rating models are not used, a PD is determined through an internal rating assigned on the basis of a structured expert approach. Credit officers make use of peer analyses, industry comparisons, external ratings and research as well as the judgment of credit experts for the purpose of their analysis. The PD for each internal rating is calibrated to historical default experience using internal data and external data from Standard & Poor’s.
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
In accordance with US GAAP, an inherent loss allowance is estimated for all loans not specifically identified as impaired and that, on a portfolio basis, are considered to contain inherent losses. The method for determining the inherent loss in the lending portfolios of Global Markets and Investment Banking & Capital Markets is based on a model using long-term industry-wide historical default and recovery data taking into account the credit rating and industry of each counterparty. A separate component of the calculation reflects the current market conditions in the allowance for loan losses. Depending on the nature of the exposures, this method may also be applied for the lending portfolios in Swiss Universal Bank, International Wealth Management, Asia Pacific and the Strategic Resolution Unit. For all other exposures, inherent losses in the lending portfolios of these divisions are determined based on current internal risk ratings, collateral and exposure structure, applying historical default and loss experience in the ratings and loss parameters. Qualitative adjustments to reflect current market conditions or any other factors not captured by the model are approved by management and reflected in the allowance for loan losses. A provision for inherent losses on off-balance sheet lending-related exposure, such as contingent liabilities and irrevocable commitments, is also determined, using a methodology similar to that used for the loan portfolio.
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
For mortgage lending portfolios, real estate property is valued at the time of credit approval and periodically thereafter, according to our internal policies and controls, depending on the type of loan (e.g., residential or commercial loan) and LTV ratio.
Primary types of collateral
The primary types of collateral typically depend on the type of credit transaction.
Collateral securing foreign exchange transactions and OTC trading activities primarily includes cash and US treasury instruments, >>>G10 government securities and corporate bonds.
Collateral securing loan transactions primarily includes financial collateral pledged against loans collateralized by securities of clients (primarily cash and marketable securities), real estate property for mortgages, mainly residential, but also multi-family buildings, offices and commercial properties, and other types of lending collateral such as accounts receivable, inventory, plant and equipment.
Credit risk governance
Credit risk is managed and controlled by Group credit risk management, an independent function within the risk management area and governed by a framework of policies and procedures. Key processes are reviewed through supervisory checks on a regular basis by management, including the functional area head.
In order to strengthen the risk governance on credit exposures, we established the Credit Risk Review function. Credit Risk Review is a review function independent from credit risk management with a direct reporting line to the Board’s Risk Committee, administratively reporting to the Group CRO. Its objective is to provide regular assessments of the Group’s credit exposures and credit risk management processes and practices.
Credit Risk Review is responsible for performing cycled and continuous credit monitoring activities. These include (i) identifying credit exposures with potential weaknesses, (ii) assessing the accuracy and consistency of Group counterparty and transaction ratings, (iii) assessing compliance with internal and regulatory requirements for credit risk management, (iv) ensuring compliance with regulatory and supervisory statements where Credit Risk Review is designated as a review function, and (v) reporting trends and material review recommendations to the Risk Committee and senior management.
Model risk
Like most other financial firms, we rely on advanced quantitative models across all business lines and legal entities to support a broad range of applications, including estimating various forms of financial risk, valuation of securities, stress testing, assessing capital adequacy, providing wealth management services to clients and to meet various reporting requirements.
Definition and sources of model risk
Model risk is the risk of adverse consequences from decisions made based on model results that may be incorrect, misinterpreted or used inappropriately. All quantitative models are imperfect approximations that are subject to varying degrees of uncertainty in their output depending on, among other factors, the model’s complexity and its intended application. As a result, modeling errors are unavoidable and can result in inappropriate business decisions, financial loss, regulatory and reputational risk and incorrect or inadequate capital reporting. Model errors, intrinsic uncertainty and inappropriate use are the primary contributors to aggregate, Group-wide model risk.
Evaluation and management of model risk
Through our global model risk management and governance framework we seek to identify, measure and mitigate all significant risks arising from the use of models embedded within our global model ecosystem. Model risks can then be mitigated through a well-designed and robust model risk management framework, encompassing both model governance policies and procedures in combination with model validation best practices.
Robust model risk management is crucial to ensuring that the Group’s model risk is assessed and managed in order to remain within a defined model risk appetite by focusing on identification, measurement and resolution of model limitations. Under the Group’s model governance policies, the model risk management function validates and approves all new models and material changes to existing models before their implementation, in compliance with standards established by regulators. Developers, owners and model supervisors are responsible for identifying, developing, implementing and testing their models. Model supervisors are responsible for ensuring that models are submitted to model risk management for validation and approval and entered into the Group’s model inventory. The model risk management function is structured to be independent from model users, developers and supervisors.
A rigorous validation practice should ensure that models are conceptually sound, correctly implemented by the model owners and developers and functioning as intended. To accomplish this, model risk management deploys a team of objective, well-informed subject matter experts (the model validators) who have the necessary skills and knowledge to pose effective challenge to all classes of models as a guiding principle for mitigating model risk.
Under the Group model governance policies, all models are risk-tiered according to an internal scoring method that combines complexity and materiality to assign models into one of three risk ratings: high, medium and low. The rating tiers are used in turn to prioritize models and allocate resources for initial validations, annual reviews and ongoing monitoring.
Governance is an important part of model risk management. Various model review committees within model risk management prepare aggregate model risk reports that serve to identify concentrations of model risk and to make recommendations for remediation. These reports are submitted regularly to a dedicated model risk governance committee which escalates issues as necessary to the Group’s Model Risk Steering Committee and the Board’s Risk Committee.
Model risk management reviews models annually, reports model limitations to key stakeholders, tracks remediation plans for validation findings and reports on model risk tolerance and metrics to senior management. Model risk management oversees controls to support a complete and accurate Group-wide model inventory and performs annual attestations affirming the completeness and accuracy of its model inventory.
Operational and compliance risk
Similar to all financial institutions, the Group is required to have an adequate and effective risk and control framework in place to manage operational and compliance risks. Building on established, independent operational and compliance risk frameworks, as of 2017, the ERCF further integrates these frameworks and harmonizes the related processes in the Group recognizing the commonality and prevalence of operational and compliance risk in the non-financial risk domain. The ERCF establishes a consistent, unified approach to non-financial risk and control identification and assessment and sets common minimum standards across the Group for each key component with regard to processes and the policy framework.
Operational risk
Operational risk is the risk of financial loss arising from inadequate or failed internal processes, people or systems, or from external events. Operational risk does not include strategic and reputational risks. However, some operational risks can lead to reputational issues and as such operational and reputational risks may be closely linked.
Operational risk is inherent in most aspects of our business, including the systems and processes that support our activities. It comprises a large number of disparate risks that can manifest in a variety of ways. Particularly relevant examples of operational risk include the risk of fraudulent or unauthorized transactions, damage to physical assets, trade processing errors, business disruption and cyber attacks. Operational risk can arise from human error, inappropriate conduct, failures in systems, processes and controls, deliberate attack or natural and man-made disasters.
Compliance and regulatory risk
Compliance and regulatory risk is the risk from the failure to comply with laws, regulations, rules or market standards that may have a negative effect on our franchise and clients we serve. It includes the risk that changes in laws, regulations, rules or market standards may limit our activities and have a negative effect on our business or our ability to implement strategic initiatives, or can result in an increase in operating costs for the business or make our products and services more expensive for clients. Examples of sources of compliance risks include cross-border activities, the risk of money laundering, improper handling of confidential information, conflicts of interest, improper gifts and entertainment and failure in duties to clients.
The enterprise risk and control framework
To effectively manage operational and compliance risks, the Group-wide ERCF was implemented focusing on the early identification, recording, assessment, monitoring, prevention and mitigation of these risks, as well as timely and meaningful management reporting. We introduced a revised, formal, well-defined operational risk framework in 2013, which improved the integration of previously separate operational risk processes, providing a more coherent and systematic approach to managing all aspects of the operational risk landscape. In 2016, we established the ERCF which integrated this operational risk framework and all of its components with the compliance risk components to further harmonize our approach to non-financial risk. As an initial step, the assessment processes for operational and compliance risks in 2016 were closely coordinated, resulting in an enhanced risk and control self-assessment (RCSA) that covers both risk types in a more consistent manner. Also, standardized Group-wide role descriptions were introduced that define the responsibilities for identifying, assessing, reporting and managing risks across the organization. In 2017, continued progress was made in rolling out a systematic key control activities framework as part of the ERCF. This framework applies consistent standards and approaches to the identification, documentation and assessment of key controls across the Group.
Continuous enhancement of our non-financial risk management practices across the three lines of defense is expected in 2018.

The ERCF provides a structured approach to managing operational and compliance risks. It seeks to apply consistent standards and techniques for evaluating risks across the Group while providing individual businesses with sufficient flexibility to tailor specific components to their own needs, as long as they meet Group-wide minimum standards. The main components of the ERCF are described below:
Governance and policies
The ERCF relies on effective governance processes that establish clear roles and responsibilities for managing operational and compliance risk and define appropriate escalation processes for outcomes that are outside expected levels. We utilize a comprehensive set of policies and procedures that set out how employees are expected to conduct their activities.
– Each business area takes responsibility for its operational and compliance risks and the provision of adequate resources and procedures for the management of those risks. Businesses are supported by designated second line of defense operational risk and compliance teams that are responsible for independent risk oversight, methodologies, tools and reporting within their areas as well as working with management on any operational and compliance risk issues that arise. Businesses and relevant control functions meet regularly to discuss operational and compliance risk issues and identify required actions to mitigate risks.
– The operational risk management and compliance functions are jointly responsible for setting minimum standards with policies and procedures for operational and compliance risks. This includes ensuring the cohesiveness of policies, tools and practices throughout the Group particularly with regard to the identification, evaluation, mitigation, monitoring and reporting of these risks.
– Operational and compliance risk exposures, metrics, issues and remediation efforts are discussed at the quarterly CARMC meetings of the internal control system cycle and at divisional operational risk and compliance management committees, which have senior representatives from all relevant functions.
ERCF risk appetite
ERCF risk appetite determines our approach to risk-taking and articulates the motivations for taking, accepting or avoiding certain types of risks or exposures. Senior management expresses their operational and compliance risk appetite in terms of quantitative tolerance levels that apply to operational risk incidents (which may also arise due to compliance issues) and qualitative statements covering outcomes that should be avoided. Senior management also defines market area and client risk appetites. They define their risk appetite with the relevant risk management committees in agreement with the operational risk management and compliance functions.
ERCF risk taxonomy
The ERCF risk taxonomy represents a unified and standardized catalogue of inherent non-financial risk definitions across operational and compliance risk. It provides a consistent approach to the identification and classification of these risks across the Group.
ERCF key controls
The ERCF key controls are documented and assessed under a common controls assessment framework, ensuring that key controls are identified, documented, executed and assessed consistently and comprehensively, with a focus on the Group’s most significant risks and associated key controls. We utilize a comprehensive set of internal controls that are designed to ensure that our activities follow agreed policies and that processes operate as intended. Key controls are subject to independent testing to evaluate their effectiveness. The results of these tests are considered by other ERCF components, such as in the RCSA process.
ERCF metrics
ERCF metrics are risk and control indicators that are used to monitor identified operational risks, compliance risks and controls over time. A key risk indicator is defined as a metric used to provide early warning of increasing risk exposure and can be backward and forward looking in nature. A key control indicator is defined as a metric that assesses and monitors the effectiveness of one or several controls. Minimum standards apply to the identification, selection, risk mapping approval, monitoring and escalation of metrics that are linked to ERCF risk appetite and top ERCF risks which are reported to the CARMC internal controls system cycle and divisional, functional or legal entity risk management committees. Key risk and control indicators may also be used as inputs into scenario analysis and capital allocation.
Incidents
In the incidents process, we systematically collect, analyze and report data on operational and compliance risk incidents to ensure that we understand the reasons why they occurred and how controls can be improved to reduce the risk of future incidents. We focus both on incidents that result in economic losses and on events that provide information on potential control gaps, even if no losses occurred. We also collect and utilize available data on incidents at relevant peer firms to identify potential risks that may be relevant in the future, even if they have not impacted the Group. Incident data is also a key input for our operational risk capital models and other analytics.
Enterprise risk and control assessment
Enterprise risk and control assessment consolidates the assessment, review and challenge activities for operational, compliance and legal risks across all divisions and functions into a single framework and consists of the elements RCSA, compliance risk assessment and any associated legal risk assessment:
– Risk and control self-assessments are comprehensive, bottom-up assessments of the key operational and compliance risks in each business and control function. The process of preparing RCSAs comprises a self-assessment of the relevant business line or functional risk profile based on the Group-wide ERCF risk taxonomy classifying risks under a standardized approach. It covers an assessment of the inherent risks of each business and control function, provides an evaluation of the effectiveness of the controls in place to mitigate these risks, determines the residual risk ratings and requires a decision to either accept or remediate any residual risks. In the case of remediation, mitigating actions are defined and approved by management. While these are self-assessments, they are subject to independent review and challenge by relevant risk management functions to ensure that they have been conducted appropriately. RCSAs utilize other components of the ERCF, such as ERCF metrics and incidents, and they generate outputs that are used to manage and monitor risks.
– Compliance risk assessment is the Group’s formal, proactive dynamic process which provides the framework for the independent second line compliance function to formally assess the overall compliance and regulatory risks associated with a particular business unit or business activity. The results are used to identify potential or actual areas of risk in the business which also assists compliance management in planning the compliance objectives to mitigate risks identified. This risk assessment consists of an analysis of the inherent risk and control effectiveness aligned to the compliance risk categories and is performed at the level of a risk unit. Quantitative metrics are leveraged wherever possible, supplementing the qualitative assessments. Upon completion of the assessment, overall risk unit ratings are established through a compliance divisional and Group-wide review and mitigating actions are identified as appropriate. The results of the compliance risk assessment are presented to the Board and the Group’s Audit Committee.
– Legal risk assessment is a sub-assessment of the Group’s RCSA with the objective to conduct an enhanced assessment of legal risks across the Group. The legal risk assessment is based on the principles defined for the RCSA program. The General Counsel function reviews the results of the legal risk assessments performed by business units across the Group. The legal risk assessment complements the RCSA process in providing an independent review and challenge process by the second line of defense.
Top ERCF risks
Top ERCF risks represent the most significant risks requiring senior management attention across the Group and are generated through a combination of top-down assessment by senior management and a bottom-up process collating the main themes arising from the RCSA and compliance risk assessment processes. Where appropriate, remediation plans are put in place with ownership by senior management.
Issues and action management
Issues and action management encompasses a structured approach to responding to operational and compliance risk incidents and breaches of ERCF quantitative and qualitative risk appetite or metrics, as well as continuous monitoring of remediation actions against identified control issues. It is applicable to business divisions and corporate functions globally. Further, the compliance and regulatory responses function consolidates and monitors Group-wide issues and actions including audit, regulatory, self-identified and second line identified issues and actions.
The operational risk incident management component includes a defined process for identifying, categorizing, investigating, escalating and remediating incidents. These reviews seek to assess the causes of control weaknesses, establish appropriate remediation actions and ascertain whether events have implications for other businesses or could have potential impact in the future. They can result in recommendations to impose restrictions on businesses while operational risk management processes and controls are improved. The breach component provides a methodology for evaluating breaches of quantitative and qualitative ERCF risk appetite statements. Its goal is to provide senior management with the information needed to make decisions on how to best remediate issues that fall outside agreed risk appetite levels.

ERCF change assessments
Where appropriate, major strategic change programs may also undergo independent change assessments by the operational risk function, leveraging the ERCF assessment framework to determine the potential impact of the change activity on the overall operational risk profile of the impacted area both during and after implementation.
ERCF scenario analysis, stress testing, capital modelling and reverse stress testing
The ERCF scenario analysis is focused on operational and compliance risks and is used to identify and measure exposure to a range of adverse events, such as unauthorized trading, transaction processing errors and compliance issues. These scenarios help businesses assess the suitability of controls in light of potential losses, and they are also an input to the internal models used by the Group to calculate stressed loss projections as well as economic and regulatory capital.
More specifically, the ERCF stress testing is a sub-component of the Group-wide stress testing framework and it focuses on the evaluation of potential operational risk impacts of macro-economic scenarios on net income and regulatory capital across a number of operational risk categories. The macro-economic scenarios are provided as part of regulatory processes, such as CCAR and loss potential analysis, or internal processes, such as financial planning and risk appetite setting.
Capital modelling is based on an advanced measurement approach (AMA) and utilizes both historical data as well as scenario analysis to estimate capital requirements for the Group, as further described below.
Finally, ERCF reverse stress testing is an additional complementary tool that introduces a more forward-looking element into the RCSA process. It assumes that a business has suffered an adverse outcome, such as a large operational risk loss, and requires consideration of the events that could have led to the result. As such, it allows for the consideration of risks beyond normal business expectations and it challenges common assumptions about the risk profile, the emergence of new risks or interactions between existing risks, as well as the performance of expected control and mitigation strategies.
Operational risk regulatory capital measurement
We have used an internal model to calculate the regulatory capital requirement for operational risk under the >>>AMA approach since 2008. This model was replaced with an enhanced AMA internal model in 2014, which has been approved by >>>FINMA.
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
In 2017, we updated the model structure to further align with the Group’s divisions and expanded the scenario analysis program to address more specific divisional risk assessments. We also updated our loss history and implemented a revised methodology for the measurement of our risk-weighted assets relating to operational risk, primarily in respect of our RMBS settlements. As a consequence of the application of this revised methodology to the RMBS settlements, risk-weighted assets relating to operational risk increased significantly during the third and fourth quarters of 2017.
Transfer of operational risk to third-party insurance companies
In addition to managing and mitigating operational risks under the ERCF through business- and risk-related processes and organization, we also transfer the risk of potential loss from certain operational risks to third-party insurance companies in certain instances.
Conduct risk
Conduct risk is the risk that improper behavior or judgment by our employees may result in a negative financial, non-financial or reputational impact to our clients, employees or the Group or negatively impact the integrity of the financial markets. Conduct risk may arise from a wide variety of activities and types of behaviors. A Group-wide definition of expectations relating to the conduct of our employees helps to ensure that we have a common understanding of and are consistently managing, minimizing and mitigating our conduct risk and further promotes standards of responsible conduct and ethics in our employees. Managing conduct risk includes consideration of the risks generated by each business and the strength of the associated mitigating controls. Conduct risk is also assessed by reviewing and learning from past incidents within the Group and at other firms in the financial services sector. Compliance oversees conduct risk for the Group.
As noted, establishment of a strong risk culture is fundamental to the management of conduct risk with the Group’s Code of Conduct providing a clear statement on our conduct standards and ethical values, supported by our six conduct and ethics standards.
> Refer to “Risk culture” in Risk management oversight and to “Corporate governance framework” in IV – Corporate Governance – Corporate Governance overview for further information on our Code of Conduct.

Technology risk
Technology risk deserves particular attention given the complex technological landscape that covers our business model. Ensuring that confidentiality, integrity and availability of information assets are protected is critical to our operations.
Technology risk is the risk that technology-related failures, such as service outages or information security incidents, may disrupt business. Technology risk is inherent not only in our IT assets, but also in the people and processes that interact with them including through dependency on third-party suppliers and the worldwide telecommunications infrastructure. We seek to ensure that the data used to support key business processes and reporting is secure, complete, accurate, available, timely and meets appropriate quality and integrity standards. We require our critical IT systems to be identified, secure, resilient and available and support our ongoing operations, decision-making, communications and reporting. Our systems must also have the capability, capacity, scalability and adaptability to meet current and future business objectives, the needs of our customers and regulatory and legal expectations. Failure to meet these standards and requirements may result in adverse events that could subject us to reputational damage, fines, litigation, regulatory sanctions, financial losses or loss of market share.
Cyber risk, which is part of technology risk, is the risk that we will be compromised as a result of cyber attacks, security breaches, unauthorized access, loss or destruction of data, unavailability of service, computer viruses or other events that could have an adverse security impact. Any such event could subject us to litigation or cause us to suffer a financial loss, a disruption of our businesses, liability to our clients, regulatory intervention or reputational damage. We could also be required to expend significant additional resources to modify our protective measures or to investigate and remediate vulnerabilities or other exposures.
Technology risks are managed through our technology risk management program, business continuity management plan and business contingency and resiliency plans and feature in our overall operational risk assessment.
Legal risk
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
Reputational risk may arise from a variety of sources, including, but not limited to, the nature or purpose of a proposed transaction or service, the identity or activity of a potential client, the regulatory or political climate in which the business will be transacted, and the potentially controversial environmental or social impacts of a transaction or significant public attention surrounding the transaction itself. The risk may also arise from reputational damage in the aftermath of an operational risk incident, such as cyber crime or the failure by employees to meet expected conduct and ethical standards.
Reputational risk is included in the Group’s risk appetite framework to ensure that risk-taking is aligned with the approved risk appetite. We highly value our reputation and are fully committed to protecting it through a prudent approach to risk-taking and a responsible approach to business. This is achieved through the use of dedicated processes, resources and policies focused on identifying, evaluating, managing and reporting potential reputational risks. This is also achieved by applying the highest standards of personal accountability and ethical conduct as set out in the Group’s Code of Conduct and the Group’s approach to conduct and ethics. Reputational risk potentially arising from proposed business transactions and client activity is assessed in the reputational risk review process. The Group’s global policy on reputational risk requires employees to be conservative when assessing potential reputational impact and, where certain indicators give rise to potential reputational risk, the relevant business proposal or service must be submitted through the reputational risk review process. This involves a submission by an originator (any employee), approval by a business area head or designee, and its subsequent referral to one of the assigned reputational risk approvers, each of whom is an experienced and high-ranking senior manager, independent of the business divisions, who has authority to approve, reject or impose conditions on our participation in the transaction or service.
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
Assessing investment performance and reviewing forward-looking investment risks in our discretionary client portfolios and investment funds is central to our oversight program. Areas of focus include:
– Monitoring client investment guidelines or investment fund limits. In certain cases, internal limits or guidelines are also established and monitored.
– Ensuring discretionary portfolio managers’ investment approach is in line with client expectations and in accordance with written sales and marketing materials.
– Measuring investment performance of discretionary client portfolios and investment funds and comparing the returns against benchmarks to understand sources and drivers of the returns.
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
Strategic plans are developed by each division annually and aggregated into a Group plan, which is reviewed by the Group CRO, CFO and CEO before presentation to the Executive Board. Following approval by the Executive Board, the Group plan is submitted for review and approval to the Board. In addition, there is an annual strategic review at which the Board evaluates the Group’s performance against strategic objectives and sets the overall strategic direction for the Group. From time to time, the Board and the Executive Board conduct more fundamental in-depth reviews of the Group’s strategy.
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
An example of a strategic risk is climate change, which, following the publication of recommendations from FSB’s Task Force on Climate-related Financial Disclosures in June 2017, is now emerging as an important area of focus for the banking industry. The final report establishes a high-level framework for considering climate-related risks and opportunities in firm strategy and is applicable to listed corporations across all sectors globally. We have started to work towards addressing the recommendations and are engaging with key industry groups to develop our understanding of market practice.

Risk review and results
Economic risk capital review
Methodology and model developments
We regularly review and update our economic risk capital methodology in order to ensure that the model remains relevant as markets and business strategies evolve. In the event of material methodology changes and dataset and model parameter updates, prior-period balances are restated in order to show meaningful trends.
Economic risk capital
With effect from July 1, 2017, the Global Markets division entered into an agreement with Swiss Universal Bank and International Wealth Management whereby it provides centralized trading and sales services, referred to as International Trading Solutions, to private and institutional clients across the three divisions. As a result, we have updated our divisional capital allocation key and revenue sharing agreements. The impact of this update on our economic risk capital measures was immaterial and prior periods have not been restated.
Economic risk capital
end of	2017	2016	% change
Available economic capital (CHF million)
BIS look-through CET1 capital (Basel III)	34,824	30,783	13
Economic adjustments [1]	15,460	15,166	2
Available economic capital	50,284	45,949	9
Position risk (CHF million)
Fixed income trading [2]	777	1,270	(39)
Equity trading & investments	1,337	1,504	(11)
Private banking corporate & retail lending	2,810	2,920	(4)
International lending & counterparty exposures	5,172	5,784	(11)
Emerging markets country event risk	1,514	1,168	30
Real estate & structured assets [3]	1,417	1,188	19
Diversification benefit [4]	(2,513)	(2,495)	1
Position risk (99% confidence level for risk management purposes)	10,514	11,339	(7)
Economic risk capital (CHF million)
Position risk (99.97% confidence level for capital management purposes)	18,745	20,299	(8)
Operational risk	7,635	7,720	(1)
Other risks [5]	6,698	6,628	1
Economic risk capital	33,078	34,647	(5)
Economic risk capital coverage ratio (%)
Economic risk capital coverage ratio [6]	152	133	–
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
Available economic capital trends
As of the end of 2017, our available economic capital for the Group was CHF 50.3 billion, an increase of CHF 4.3 billion from the end of 2016. BIS look-through CET1 capital increased CHF 4.0 billion, mainly reflecting our capital increase. Economic adjustments increased CHF 0.3 billion, mainly reflecting the issuance of high-trigger tier 1 instruments, partially offset by the redemption of high-trigger tier 2 instruments.

Economic risk capital by division
	End of period			Average
	2017	2016	% change	2017	2016	% change
Economic risk capital by division (CHF million)
Swiss Universal Bank	5,420	5,789	(6)	5,566	5,564	0
International Wealth Management	4,762	3,816	25	4,379	3,785	16
Asia Pacific	3,483	4,504	(23)	3,897	4,147	(6)
Global Markets	9,980	9,295	7	9,327	9,928	(6)
Investment Banking & Capital Markets	5,528	5,117	8	5,279	4,652	13
Strategic Resolution Unit	3,162	5,145	(39)	3,748	5,691	(34)
Corporate Center [1]	743	981	(24)	915	970	(6)
Economic risk capital	33,078	34,647	(5)	33,111	34,737	(5)
1 Includes primarily expense risk, operational risk, diversification benefits from the divisions and foreign exchange risk between available economic capital and economic risk capital.
Economic risk capital trends
Compared to the end of 2016, our economic risk capital decreased 5% to CHF 33.1 billion as of the end of 2017, mainly due to an 8% decrease in position risk. The decrease in position risk was primarily driven by decreases in the Strategic Resolution Unit in line with our strategy and Asia Pacific, partially offset by an increase in International Wealth Management. Operational risks and other risks were stable.
For the Strategic Resolution Unit, economic risk capital decreased 39% to CHF 3.2 billion, mainly due to lower loan commitments in international lending & counterparty exposures, reduced traded credit spread exposures from high-yield bonds in the US in fixed income trading, reduced exposures in Turkey in emerging markets country event risk and decreased risk in equity trading & investments, mainly due to lower private equity exposures across regions.
For Asia Pacific, economic risk capital decreased 23% to CHF 3.5 billion, mainly due to the securitization of certain lending exposures in international lending & counterparty exposures and private banking corporate & retail lending and reduced traded credit spread exposures in fixed income trading.
For Swiss Universal Bank, economic risk capital decreased 6% to CHF 5.4 billion, mainly due to a reduction in private banking corporate & retail lending exposures, primarily reflecting lower counterparty concentration risk.
For International Wealth Management, economic risk capital increased 25% to CHF 4.8 billion, primarily reflecting increases in position risk, in particular from higher loan commitments in private banking corporate & retail lending and increased equity exposures in equity trading & investments related to securitization, and a change in pension risk allocation.
For Global Markets, economic risk capital increased 7% to CHF 10.0 billion, mainly due to increased exposures in Brazil in emerging markets country event risk and higher asset-backed securities exposures in the US in real estate & structured assets.
For Investment Banking & Capital Markets, economic risk capital increased 8% to CHF 5.5 billion, mainly due to increased lending risk in international lending & counterparty exposures reflecting enhancements to the investment banking lending dataset and increased lending.
Market risk review
Trading book
Development of trading book risks
The tables entitled “One-day, 98% risk management VaR” and “Average one-day, 98% risk management VaR by division” show our trading-related market risk exposure, as measured by one-day, 98% risk management >>>VaR in Swiss francs and US dollars. As we measure trading book VaR for internal risk management purposes using the US dollar as the base currency, the VaR figures were translated into Swiss francs using daily foreign exchange translation rates. VaR estimates are computed separately for each risk type and for the whole portfolio using the historical simulation methodology. The different risk types are grouped into five categories including interest rate, credit spread, foreign exchange, commodity and equity.
We regularly review our VaR model to ensure that it remains appropriate given evolving market conditions and the composition of our trading portfolio. In 2017, we updated our VaR model to capture higher order risks in exotic equity derivatives, South Korean interest rate derivatives and foreign exchange derivatives. Furthermore, we improved our VaR methodology to better reflect equity volatility risks by increasing the granularity of the short-term time series. These risks were previously included in RNIV. We also enhanced the methodology to capture volatility risk in exotic interest rate products. The volatility modelling now accounts for a close to zero and a negative interest rate environment for major developed markets and for select emerging markets. The impact of these updates on our VaR measures was immaterial and prior periods have not been restated.

One-day, 98% risk management VaR
in / end of	Interest rate	Credit spread	Foreign exchange	Commodity	Equity	Diversi- fication benefit		Total
Risk management VaR (CHF million)
2017
Average	16	19	6	2	10	(27)		26
Minimum	11	16	4	1	8	–	[1]	21
Maximum	23	23	12	6	13	–	[1]	31
End of period	15	19	5	1	10	(22)		28
2016
Average	14	28	8	2	16	(35)		33
Minimum	9	20	4	1	10	–	[1]	24
Maximum	20	44	18	3	38	–	[1]	65
End of period	15	21	7	1	13	(28)		29
2015
Average	20	36	11	2	23	(43)		49
Minimum	6	31	5	1	16	–	[1]	34
Maximum	35	42	22	4	35	–	[1]	63
End of period	17	40	9	1	31	(42)		56
Risk management VaR (USD million)
2017
Average	16	19	6	2	10	(27)		26
Minimum	11	17	4	1	8	–	[1]	22
Maximum	23	23	12	7	13	–	[1]	33
End of period	15	19	5	1	10	(21)		29
2016
Average	14	28	9	2	17	(36)		34
Minimum	9	21	3	1	10	–	[1]	23
Maximum	20	44	18	3	38	–	[1]	65
End of period	15	21	6	1	13	(28)		28
2015
Average	20	37	11	2	24	(43)		51
Minimum	6	32	5	1	17	–	[1]	40
Maximum	35	42	23	4	35	–	[1]	64
End of period	17	40	9	1	32	(42)		57
Excludes risks associated with counterparty and own credit exposures.
1 As the maximum and minimum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit.

Average one-day, 98% risk management VaR by division
in	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Strategic Resolution Unit	Diversi- fication benefit	[1]	Credit Suisse
Average risk management VaR (CHF million)
2017	0	4	13	21	6	(18)		26
2016	3	2	16	26	13	(27)		33
2015	7	1	18	44	25	(46)		49
Average risk management VaR (USD million)
2017	0	4	13	21	6	(18)		26
2016	3	2	17	27	14	(29)		34
2015	8	1	19	45	26	(48)		51
Excludes risks associated with counterparty and own credit exposures. Investment Banking & Capital Markets has only banking book positions.
1 Difference between the sum of the standalone VaR for each division and the VaR for the Group.
We measure VaR in US dollars, as the majority of our trading activities are conducted in US dollars.
Period-end risk management VaR of USD 29 million as of December 31, 2017 remained largely stable compared to USD 28 million as of December 31, 2016. The USD 7 million decrease in average risk management VaR to USD 26 million in 2017 reflected the significantly higher exposures in the first half of 2016, mainly in credit spread and equity risk, resulting in a higher average risk management VaR for the full-year 2016. Average risk management VaR levels in 2017 remained consistent with average risk management VaR levels in the second half of 2016.
In the 12-month period ending December 31, 2017, we had no >>>backtesting exceptions in our >>>regulatory VaR model, compared to two backtesting exceptions in the 12-month period ending December 31, 2016 and one backtesting exception in the 12-month period ending December 31, 2015. Since there were fewer than five backtesting exceptions in the rolling 12-month periods ending December 31, 2017, 2016 and 2015, in line with >>>BIS industry guidelines, the VaR model is deemed to be statistically valid.
For capital purposes, >>>FINMA, in line with BIS requirements, uses a multiplier to impose an increase in market risk capital for every regulatory VaR backtesting exception over four in the prior rolling 12-month period calculated using a subset of the actual daily trading revenues also referred to as “hypothetical” trading revenues under the Basel framework.
> Refer to “Other requirements” in Capital management – Swiss requirements for further information on the use of our regulatory VaR model in the calculation of trading book market risk capital requirements.
The histogram entitled “Actual daily trading revenues” compares the actual daily trading revenues for 2017 with those for 2016 and 2015. The dispersion of trading revenues indicates the day-to-day volatility in our trading activities. In 2017, we had three trading loss days, each of them with a trading loss not exceeding CHF 25 million, compared to four trading loss days in 2016, each of them with a trading loss not exceeding CHF 25 million.

Banking book
Development of banking book interest rate risks
Interest rate risk on banking book positions is measured by estimating the impact resulting from a one basis point parallel increase in yield curves on the >>>fair value of interest rate-sensitive banking book positions. As of December 31, 2017, the interest rate sensitivity of a one basis point parallel increase in yield curves would have been positive CHF 4.8 million, compared to positive CHF 4.2 million as of December 31, 2016.
One basis point parallel increase in yield curves by currency – banking book positions
end of	CHF	USD	EUR	GBP	Other	Total
2017 (CHF million)
Fair value impact of a one basis point parallel increase in yield curves	1.7	2.0	0.9	0.0	0.2	4.8
2016 (CHF million) [1]
Fair value impact of a one basis point parallel increase in yield curves	0.1	2.7	1.3	(0.1)	0.2	4.2
1 Prior period has been corrected.
Interest rate risk on banking book positions is also assessed using other measures, including the potential value change resulting from a significant change in yield curves. The following table shows the impact of immediate 100 basis point and 200 basis point moves in the yield curves.
Interest rate scenario results – banking book positions
end of	CHF	USD	EUR	GBP	Other	Total
2017 (CHF million)
Increase (+)/decrease (–) in interest rates
+200 basis points	307	405	167	(2)	46	923
+100 basis points	159	201	85	(2)	23	466
–100 basis points	(171)	(198)	(88)	5	(22)	(474)
–200 basis points	(354)	(394)	(178)	13	(44)	(957)
2016 (CHF million) [1]
Increase (+)/decrease (–) in interest rates
+200 basis points	7	558	258	(18)	36	841
+100 basis points	5	285	131	(11)	19	429
–100 basis points	(7)	(299)	(134)	15	(18)	(443)
–200 basis points	(18)	(611)	(272)	35	(35)	(901)
1 Prior period has been corrected.
As of December 31, 2017, the fair value impact of an adverse 200 basis point move in yield curves was a loss of CHF 1.0 billion, compared to a loss of CHF 0.9 billion as of December 31, 2016. The monthly analysis of the potential impact resulting from a significant change in yield curves indicated that as of the end of 2017 and 2016, the fair value impact of an adverse 200 basis point move in yield curves in relation to total eligible regulatory capital, was significantly below the 20% threshold used by regulators to identify banks that potentially run excessive levels of interest rate risk in the banking book.
Development of banking book equity risks
Our equity portfolios of the banking book include positions in private equity, hedge funds, strategic investments and other instruments. These positions may not be strongly correlated with general equity markets. Equity risk on banking book positions is measured using sensitivity analysis that estimates the potential change in value resulting from a 10% decline in the equity markets of developed nations and a 20% decline in the equity markets of emerging market nations. The estimated impact of this scenario would have been a decrease of CHF 391 million in the value of the banking book portfolio as of December 31, 2017, compared to a decrease of CHF 517 million as of December 31, 2016.
Development of banking book commodity risks
Our commodity portfolios of the banking book include mainly precious metals, primarily gold. Commodity risk on banking book positions is measured using sensitivity analysis that estimates the potential change in value resulting from a 20% weakening in commodity prices. The estimated impact of this scenario on the value of the banking book portfolio would have been a decrease of CHF 0.1 million as of December 31, 2017, compared to an increase of CHF 0.1 million as of December 31, 2016.

Credit and debit valuation adjustments
VaR excludes the impact of changes in both counterparty and our own credit spreads on derivative products. As of December 31, 2017, the estimated sensitivity implies that a one basis point increase in credit spreads, both counterparty and our own, would have resulted in a CHF 0.8 million gain on the overall derivatives position in the investment banking businesses. In addition, a one basis point increase in our own credit spread on our fair valued structured notes portfolio (including the impact of hedges) would have resulted in a CHF 24.2 million gain as of December 31, 2017.
Credit risk review
Credit risk overview
All transactions that are exposed to potential losses due to a counterparty failing to meet an obligation are subject to credit risk exposure measurement and management.
> Refer to “Impaired loans” in VI – Consolidated financial statements – Credit Suisse Group – Note 18 – Loans, allowance for loan losses and credit quality for information on credit quality and aging analysis of loans.
For regulatory capital purposes, credit risk comprises several regulatory categories where credit risk measurement and related regulatory capital requirements are subject to different measurement approaches under the Basel framework. Details on regulatory credit risk categories, credit quality indicators and credit risk concentration are available in our disclosures required under Pillar 3 of the Basel framework related to risk, which will be available on our website at credit-suisse.com/regulatorydisclosures.
Loans and irrevocable loan commitments
The following table provides an overview of loans and irrevocable loan commitments by division in accordance with accounting principles generally accepted in the US and are not comparable with the regulatory credit risk exposures presented in our disclosures required under Pillar 3 of the Basel framework.
Loans and irrevocable loan commitments
end of	2017	2016	% change
Loans and irrevocable loan commitments (CHF million)
Gross loans	280,137	277,043	1
Irrevocable loan commitments	106,401	116,975	(9)
Total loans and irrevocable loan commitments	386,538	394,018	(2)
of which Swiss Universal Bank	174,386	175,717	(1)
of which International Wealth Management	54,378	48,527	12
of which Asia Pacific	47,145	44,399	6
of which Global Markets	61,649	67,063	(8)
of which Investment Banking & Capital Markets	43,692	43,145	1
of which Strategic Resolution Unit	4,623	14,636	(68)
Loans held-for-sale and traded loans
As of December 31, 2017 and 2016, loans held-for-sale included CHF 61 million and CHF 82 million, respectively, of seasoned US subprime residential mortgages from consolidated variable interest entities (VIE). Traded loans included US subprime residential mortgages of CHF 1,067 million and CHF 1,152 million as of December 31, 2017 and 2016, respectively.
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

Loans
end of	Swiss Universal Bank		International Wealth Management		Asia Pacific		Global Markets	Investment Banking & Capital Markets	Strategic Resolution Unit	Credit Suisse	[1]
2017 (CHF million)
Mortgages	100,498		4,106		1,309		0	0	126	106,039
Loans collateralized by securities	6,934		18,848		14,731		0	1,409	94	42,016
Consumer finance	3,174		941		25		17	0	85	4,242
Consumer	110,606		23,895		16,065		17	1,409	305	152,297
Real estate	23,158		1,968		720		302	403	48	26,599
Commercial and industrial loans	28,230		22,669		22,499		3,576	2,834	1,731	81,670
Financial institutions	2,749		1,917		2,912		6,432	422	1,059	15,697
Governments and public institutions	707		246		977		1,355	0	589	3,874
Corporate & institutional	54,844	[2]	26,800	[3]	27,108	[4]	11,665	3,659	3,427	127,840
Gross loans	165,450		50,695		43,173		11,682	5,068	3,732	280,137
of which held at fair value	33		150		4,837		6,743	1,483	2,061	15,307
Net (unearned income) / deferred expenses	56		(113)		(19)		(17)	(12)	(1)	(106)
Allowance for loan losses [5]	(465)		(108)		(74)		(44)	(55)	(136)	(882)
Net loans	165,041		50,474		43,080		11,621	5,001	3,595	279,149
2016 (CHF million)
Mortgages	99,383		3,551		1,166		0	0	235	104,335
Loans collateralized by securities	7,224		17,863		11,704		0	273	204	37,268
Consumer finance	2,923		438		3		18	0	108	3,490
Consumer	109,530		21,852		12,873		18	273	547	145,093
Real estate	23,661		1,383		499		160	214	99	26,016
Commercial and industrial loans	28,460		19,618		23,405		3,788	4,441	4,008	83,740
Financial institutions	3,657		2,077		2,320		4,351	465	4,878	17,921
Governments and public institutions	801		223		1,135		1,070	0	1,044	4,273
Corporate & institutional	56,579	[2]	23,301	[3]	27,359	[4]	9,369	5,120	10,029	131,950
Gross loans	166,109		45,153		40,232		9,387	5,393	10,576	277,043
of which held at fair value	38		397		5,377		6,711	2,545	4,460	19,528
Net (unearned income) / deferred expenses	38		(99)		(27)		(8)	(8)	(25)	(129)
Allowance for loan losses [5]	(462)		(89)		(71)		(19)	(24)	(273)	(938)
Net loans	165,685		44,965		40,134		9,360	5,361	10,278	275,976
1 Includes the Corporate Center, in addition to the divisions disclosed.
2
The values of financial collateral and mortgages related to secured loans, considered up to the amount of the related loans, were CHF 11,201 million and CHF 32,704 million, respectively, as of December 31, 2017, and CHF 11,266 million and CHF 33,515 million, respectively, as of December 31, 2016.

3
The values of financial collateral and mortgages related to secured loans, considered up to the amount of the related loans, were CHF 20,485 million and CHF 1,809 million, respectively, as of December 31, 2017, and CHF 18,084 million and CHF 1,165 million, respectively, as of December 31, 2016.

4
The values of financial collateral and mortgages related to secured loans, considered up to the amount of the related loans, were CHF 19,566 million and CHF 138 million, respectively, as of December 31, 2017, and CHF 21,135 million and CHF 175 million, respectively, as of December 31, 2016.

5 Allowance for loan losses is only based on loans that are not carried at fair value.
Compared to December 31, 2016, gross loans increased CHF 3.1 billion to CHF 280.1 billion as of December 31, 2017, due to higher loans collateralized by securities, higher residential mortgages, increased consumer finance loans, higher loans to the real estate sector and the translation impact from the euro. These increases were partially offset by decreased loans to financial institutions, lower commercial and industrial loans, lower loans to governments and public institutions and the translation impact from the US dollar. The net increase of CHF 4.7 billion in loans collateralized by securities was mainly driven by increases in Asia Pacific, Investment Banking & Capital Markets and International Wealth Management. The net increase of CHF 1.7 billion in residential mortgages was mainly driven by increases in Swiss Universal Bank and International Wealth Management. Consumer finance loans increased CHF 0.8 billion, primarily due to increases in International Wealth Management and Swiss Universal Bank. Loans to the real estate sector increased CHF 0.6 billion, mainly driven by increases in International Wealth Management, Asia Pacific, Investment Banking & Capital Markets and Global Markets, partially offset by a decrease in Swiss Universal Bank. The net decrease of CHF 2.2 billion in loans to financial institutions was mainly driven by decreases in the Strategic Resolution Unit and Swiss Universal Bank, partially offset by increases in Global Markets and Asia Pacific. Commercial and industrial loans decreased CHF 2.1 billion, primarily due to decreases in the Strategic Resolution Unit, Investment Banking & Capital Markets and Asia Pacific, partially offset by an increase in

International Wealth Management. The net decrease of CHF 0.4 billion in loans to governments and public institutions was mainly due to decreases in the Strategic Resolution Unit and Asia Pacific, partially offset by an increase in Global Markets.
On a divisional level, increases in gross loans of CHF 5.5 billion in International Wealth Management, CHF 2.9 billion in Asia Pacific and CHF 2.3 billion in Global Markets were partially offset by decreases of CHF 6.8 billion in the Strategic Resolution Unit, CHF 0.7 billion in Swiss Universal Bank and CHF 0.3 billion in Investment Banking & Capital Markets.
> Refer to “Note 18 – Loans, allowance for loan losses and credit quality” in VI – Consolidated financial statements – Credit Suisse Group for further information.
As of December 31, 2017, 97% of the aggregate Swiss residential mortgage loan portfolio of CHF 105.1 billion had an LTV ratio equal to or lower than 80%. As of December 31, 2016, 97% of the aggregate Swiss residential mortgage loan portfolio of CHF 104.5 billion had an LTV ratio equal to or lower than 80%. For substantially all Swiss residential mortgage loans originated in 2017 and 2016, the average LTV ratio was equal to or lower than 80% at origination. Our LTV ratios are based on the most recent appraised value of the collateral.
Impaired loans
end of	Swiss Universal Bank	International Wealth Management		Asia Pacific	Global Markets	Investment Banking & Capital Markets	Strategic Resolution Unit	Credit Suisse	[1]
2017 (CHF million)
Non-performing loans	413	327		92	32	36	148	1,048
Non-interest-earning loans	161	16		0	0	0	46	223
Non-performing and non-interest-earning loans	574	343		92	32	36	194	1,271
Restructured loans	66	95		0	0	0	129	290
Potential problem loans	129	103		29	9	0	279	549
Other impaired loans	195	198		29	9	0	408	839
Gross impaired loans [2]	769	541	[3]	121	41	36	602	2,110
of which loans with a specific allowance	694	245		91	41	36	569	1,676
of which loans without a specific allowance	75	296		30	0	0	33	434
2016 (CHF million)
Non-performing loans	341	179		242	8	0	466	1,236
Non-interest-earning loans	168	17		1	0	0	79	265
Non-performing and non-interest-earning loans	509	196		243	8	0	545	1,501
Restructured loans	53	89		17	0	0	199	358
Potential problem loans	191	39		6	9	0	368	613
Other impaired loans	244	128		23	9	0	567	971
Gross impaired loans [2]	753	324	[3]	266	17	0	1,112	2,472
of which loans with a specific allowance	674	170		239	17	0	985	2,085
of which loans without a specific allowance	79	154		27	0	0	127	387
1 Includes the Corporate Center, in addition to the divisions disclosed.
2 Impaired loans are only based on loans that are not carried at fair value.
3
Includes gross impaired loans of CHF 111 million and CHF 18 million as of December 31, 2017 and 2016, respectively, which are mostly secured by guarantees provided by investment-grade export credit agencies.

Impaired loans and allowance for loan losses
Compared to December 31, 2016, gross impaired loans decreased CHF 0.4 billion to CHF 2.1 billion as of December 31, 2017, mainly driven by decreases in non-performing loans and potential problem loans in the Strategic Resolution Unit.
In the Strategic Resolution Unit, gross impaired loans decreased CHF 510 million, primarily driven by the reduction in the oil and gas and ship finance portfolios, including certain repayments and sales of the oil and gas positions with a total exposure of CHF 257 million. The decrease was partially offset by an increase in the Swiss real estate leasing business. In Asia Pacific, gross impaired loans decreased CHF 145 million, mainly driven by the repayment of several share-backed facilities. In International Wealth Management, gross impaired loans increased CHF 217 million, primarily driven by export finance exposures, which are mostly secured by guarantees provided by investment-grade export credit agencies, as well as ship finance exposures and mortgages, partially offset by reductions in aviation finance exposures and securities-backed lending. Gross impaired loans in Investment Banking & Capital Markets and Global Markets increased CHF 36 million and CHF 24 million, respectively, mainly driven by a default in the supermarket sector in Europe. In Swiss Universal Bank, gross impaired loans increased CHF 16 million, mainly reflecting new potential problem loans for private and wealth management clients within Private Clients as well as small and medium-sized enterprises in Switzerland and the default of an exposure in commodity trade finance, partially offset by several upgrades of impaired loans to performing status and repayments.

> Refer to “Impaired loans” in VI – Consolidated financial statements – Credit Suisse Group – Note 18 – Loans, allowance for loan losses and credit quality for information on categories of impaired loans.
Allowance for loan losses
end of	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Strategic Resolution Unit	Credit Suisse	[1]
2017 (CHF million)
Allowance for loan losses at beginning of period [2]	462	89	71	19	24	273	938
of which individually evaluated for impairment	314	56	62	9	0	259	700
of which collectively evaluated for impairment	148	33	9	10	24	14	238
Net movements recognized in statements of operations	81	28	15	15	18	33	190
Gross write-offs	(107)	(19)	(2)	0	0	(174)	(302)
Recoveries	25	0	0	8	10	10	53
Net write-offs	(82)	(19)	(2)	8	10	(164)	(249)
Provisions for interest	8	5	(6)	1	1	4	13
Foreign currency translation impact and other adjustments, net	(4)	5	(4)	1	2	(10)	(10)
Allowance for loan losses at end of period [2]	465	108	74	44	55	136	882
of which individually evaluated for impairment	340	75	56	24	27	132	654
of which collectively evaluated for impairment	125	33	18	20	28	4	228
1 Includes the Corporate Center, in addition to the divisions disclosed.
2 Allowance for loan losses is only based on loans that are not carried at fair value.
The following tables provide an overview of changes in impaired loans and related allowance for loan losses by loan portfolio segment.
Gross impaired loans by loan portfolio segment
	Consumer	Corporate & institutional	Total
2017 (CHF million)
Balance at beginning of period	662	1,810	2,472
New impaired loans	471	785	1,256
Increase in existing impaired loans	50	73	123
Reclassifications to performing loans	(192)	(261)	(453)
Repayments [1]	(224)	(470)	(694)
Liquidation of collateral, insurance or guarantee payments	(79)	(79)	(158)
Sales [2]	(3)	(130)	(133)
Write-offs	(53)	(202)	(255)
Foreign currency translation impact and other adjustments, net	0	(48)	(48)
Balance at end of period	632	1,478	2,110
1 Full or partial principal repayments.
2 Includes transfers to loans held-for-sale for intended sales of held-to-maturity loans.

Allowance for loan losses by loan portfolio segment
	Consumer	Corporate & institutional	Total
2017 (CHF million)
Balance at beginning of period	216	722	938
of which individually evaluated for impairment	172	528	700
of which collectively evaluated for impairment	44	194	238
Net movements recognized in statements of operations	54	136	190
Gross write-offs	(60)	(242)	(302)
Recoveries	12	41	53
Net write-offs	(48)	(201)	(249)
Provisions for interest	(1)	14	13
Foreign currency translation impact and other adjustments, net	(1)	(9)	(10)
Balance at end of period	220	662	882
of which individually evaluated for impairment	179	475	654
of which collectively evaluated for impairment	41	187	228
Loan metrics
end of	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Strategic Resolution Unit	Credit Suisse	[1]
2017 (%)
Non-performing and non-interest-earning loans / Gross loans	0.3	0.7	0.2	0.6	1.0	11.6	0.5
Gross impaired loans / Gross loans	0.5	1.1	0.3	0.8	1.0	36.0	0.8
Allowance for loan losses / Gross loans	0.3	0.2	0.2	0.9	1.5	8.1	0.3
Specific allowance for loan losses / Gross impaired loans	44.2	13.9	46.3	58.5	75.0	21.9	31.0
2016 (%)
Non-performing and non-interest-earning loans / Gross loans	0.3	0.4	0.7	0.3	0.0	8.9	0.6
Gross impaired loans / Gross loans	0.5	0.7	0.8	0.6	0.0	18.2	1.0
Allowance for loan losses / Gross loans	0.3	0.2	0.2	0.7	0.8	4.5	0.4
Specific allowance for loan losses / Gross impaired loans	41.7	17.3	23.3	52.9	–	23.3	28.3
Gross loans and gross impaired loans exclude loans carried at fair value and the allowance for loan losses is only based on loans that are not carried at fair value.
1 Includes the Corporate Center, in addition to the divisions disclosed.
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
Derivative instruments by maturity
end of	2017				2016
due within	Less than 1 year	1 to 5 years	More than 5 years	Positive replace- ment value	Less than 1 year	1 to 5 years	More than 5 years	Positive replace- ment value
Derivative instruments (CHF billion)
Interest rate products	9.6	26.5	50.9	87.0	15.3	43.9	79.2	138.4
Foreign exchange products	16.3	8.0	6.2	30.5	34.6	17.7	9.6	61.9
Equity/index-related products	5.4	6.6	0.1	12.1	6.0	5.1	1.3	12.4
Credit derivatives	0.6	5.3	1.8	7.7	1.0	4.7	2.4	8.1
Other products [1]	0.4	0.2	1.0	1.6	0.6	0.4	1.5	2.5
OTC derivative instruments	32.3	46.6	60.0	138.9	57.5	71.8	94.0	223.3
Exchange-traded derivative instruments				9.5				11.8
Netting agreements [2]				(128.8)				(208.2)
Total derivative instruments				19.6				26.9
of which recorded in trading assets				19.6				26.8
of which recorded in other assets				0.0				0.1
1 Primarily precious metals, commodity and energy products.
2 Taking into account legally enforceable netting agreements.
Derivative transactions exposed to credit risk are subject to a credit request and approval process, ongoing credit and counterparty monitoring and a credit quality review process. The following table represents the rating split of our credit exposure from derivative instruments.
Derivative instruments by counterparty credit rating
end of	2017	2016
Derivative instruments (CHF billion)
AAA	1.5	1.5
AA	5.7	8.0
A	4.1	5.8
BBB	5.7	8.7
BB or lower	1.7	2.2
OTC derivative instruments	18.7	26.2
Exchange-traded derivative instruments [1]	0.9	0.7
Total derivative instruments [1]	19.6	26.9
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
> Refer to “Note 26 – Offsetting of financial assets and financial liabilities” in VI – Consolidated financial statements – Credit Suisse Group for further information on offsetting of derivatives.
> Refer to “Note 31 – Derivatives and hedging activities” in VI – Consolidated financial statements – Credit Suisse Group for further information on derivatives, including an overview of derivatives by products categorized for trading and hedging purposes.
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
Development of selected European credit risk exposures
On a gross basis, before taking into account risk mitigation, our risk-based sovereign credit risk exposure to Cyprus, Croatia, Greece, Ireland, Italy, Malta, Portugal and Spain increased 2% to EUR 3,008 million as of December 31, 2017, compared to EUR 2,959 million as of December 31, 2016. Our net exposure to these sovereigns was EUR 1,463 million, 176% higher compared to EUR 531 million as of December 31, 2016. Our non-sovereign risk-based credit risk exposure in these countries as of December 31, 2017 included net exposures to financial institutions of EUR 1,898 million, 5% lower compared to December 31, 2016, and net exposures to corporates and other counterparties of EUR 2,391 million, 82% higher compared to December 31, 2016.
A significant majority of the purchased credit protection is transacted with central counterparties or banks outside of the disclosed countries. For credit protection purchased from central counterparties or banks in the disclosed countries, such credit risk is reflected in the gross and net exposure to each respective country.
Sovereign debt rating developments
From year-end 2017 through February 28, 2018, the long-term sovereign debt ratings of the countries listed in the table changed as follows: Standard & Poor’s increased Cyprus’ rating from BB to BB+, increased Greece’s rating from B- to B, increased Italy’s rating from BBB- to BBB and increased Portugal’s rating from BB+ to BBB-. Fitch increased Croatia’s rating from BB to BB+, increased Cyprus’ rating from BB- to BB, increased Greece’s rating from CCC to B, increased Ireland’s rating from A to A+, decreased Italy’s rating from BBB+ to BBB, increased Malta’s rating from A to A+, increased Portugal’s rating from BB+ to BBB and increased Spain’s rating from BBB+ to A-. Moody’s increased Cyprus’ rating from B1 to BA3, increased Greece’s rating from CAA3 to B3 and increased Ireland’s rating from A3 to A2. These rating changes did not have a significant impact on the Group’s financial position, result of operations, liquidity or capital resources.

Selected European credit risk exposures
	Gross credit risk exposure	Risk mitigation			Net credit risk exposure	Inventory	[2]			Total credit risk exposure
December 31, 2017		CDS	Other	[1]				Net synthetic inventory	[3]	Gross	Net
Croatia (EUR million)
Sovereign	0	0	0		0	7		6		7	7
Corporates & other	50	0	0		50	0		0		50	50
Total	50	0	0		50	7		6		57	57
Cyprus (EUR million)
Sovereign	0	0	0		0	2		0		2	2
Financial institutions	19	0	19		0	0		0		19	0
Corporates & other	1,338	0	1,275		63	0		0		1,338	63
Total	1,357	0	1,294		63	2		0		1,359	65
Greece (EUR million)
Sovereign	0	0	0		0	24		0		24	24
Financial institutions	137	0	136		1	0		0		137	1
Corporates & other	688	0	662		26	1		(5)		689	27
Total	825	0	798		27	25		(5)		850	52
Ireland (EUR million)
Sovereign	771	0	0		771	0		0		771	771
Financial institutions	1,187	0	341		846	37		(65)		1,224	883
Corporates & other	768	0	297		471	28		(17)		796	499
Total	2,726	0	638		2,088	65		(82)		2,791	2,153
Italy (EUR million)
Sovereign	1,854	1,414	131		309	0		(585)		1,854	309
Financial institutions	820	51	568		201	20		(68)		840	221
Corporates & other	3,785	41	2,772		972	109		(6)		3,894	1,081
Total	6,459	1,506	3,471		1,482	129		(659)		6,588	1,611
Malta (EUR million)
Financial institutions	29	0	0		29	0		0		29	29
Corporates & other	618	0	612		6	0		0		618	6
Total	647	0	612		35	0		0		647	35
Portugal (EUR million)
Sovereign	0	0	0		0	42		36		42	42
Financial institutions	251	0	232		19	9		(8)		260	28
Corporates & other	284	8	183		93	0		(68)		284	93
Total	535	8	415		112	51		(40)		586	163
Spain (EUR million)
Sovereign	308	0	0		308	0		(18)		308	308
Financial institutions	1,299	6	593		700	36		(36)		1,335	736
Corporates & other	1,925	85	1,337		503	69		(13)		1,994	572
Total	3,532	91	1,930		1,511	105		(67)		3,637	1,616
Total (EUR million)
Sovereign	2,933	1,414	131		1,388	75		(561)		3,008	1,463
Financial institutions	3,742	57	1,889		1,796	102		(177)		3,844	1,898
Corporates & other	9,456	134	7,138		2,184	207		(109)		9,663	2,391
Total	16,131	1,605	9,158		5,368	384		(847)		16,515	5,752
1 Includes other hedges (derivative instruments), guarantees, insurance and collateral.
2 Represents long inventory positions netted at issuer level.
3 Substantially all of which results from CDS; represents long positions net of short positions.

Balance sheet, off-balance sheet and other contractual obligations
During 2017, total assets and total liabilities decreased by 3%, primarily reflecting the foreign exchange translation impact. As of the end of 2017, total assets were CHF 796.3 billion, total liabilities were CHF 754.1 billion and total equity was CHF 42.2 billion. The majority of our transactions are recorded on our balance sheet. However, we also enter into transactions that give rise to both on and off-balance sheet exposure.
Balance sheet
Total assets were CHF 796.3 billion as of the end of 2017, a decrease of CHF 23.6 billion, or 3%, compared to the end of 2016. Excluding the foreign exchange translation impact, total assets decreased CHF 3.6 billion.
In Swiss francs, central bank funds sold, securities purchased under resale agreements and securities borrowing transactions decreased CHF 19.5 billion, or 14%, mainly driven by a decrease in reverse repurchase transactions with banks and customers, a decrease in cash collateral and the foreign exchange translation impact. Cash and due from banks decreased CHF 11.3 billion, or 9%, mainly driven by lower cash positions at central banks, including the SNB, the Fed and the ECB. Trading assets decreased CHF 8.8 billion, or 5%, primarily reflecting the foreign exchange translation impact. Brokerage receivables increased CHF 13.5 billion, or 40%, mainly due to open trades and increases in margin lending and failed settlements. Net loans and all other assets were stable.
Balance sheet summary
	end of			% change
	2017	2016	2015	17 / 16	16 / 15
Assets (CHF million)
Cash and due from banks	109,815	121,161	92,328	(9)	31
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	115,346	134,839	123,049	(14)	10
Trading assets	156,334	165,150	190,737	(5)	(13)
Net loans	279,149	275,976	272,995	1	1
Brokerage receivables	46,968	33,431	34,542	40	(3)
All other assets	88,677	89,304	107,154	(1)	(17)
Total assets	796,289	819,861	820,805	(3)	0
Liabilities and equity (CHF million)
Due to banks	15,413	22,800	21,054	(32)	8
Customer deposits	361,162	355,833	342,705	1	4
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	26,496	33,016	46,598	(20)	(29)
Trading liabilities	39,119	44,930	48,971	(13)	(8)
Long-term debt	173,032	193,315	197,608	(10)	(2)
Brokerage payables	43,303	39,852	39,452	9	1
All other liabilities	95,575	87,804	79,399	9	11
Total liabilities	754,100	777,550	775,787	(3)	0
Total shareholders' equity	41,902	41,897	44,382	0	(6)
Noncontrolling interests	287	414	636	(31)	(35)
Total equity	42,189	42,311	45,018	0	(6)
Total liabilities and equity	796,289	819,861	820,805	(3)	0

Total liabilities were CHF 754.1 billion as of the end of 2017, a decrease of CHF 23.5 billion, or 3%, compared to the end of 2016. Excluding the foreign exchange translation impact, total liabilities decreased CHF 2.7 billion.
In Swiss francs, long-term debt decreased CHF 20.3 billion, or 10%, primarily driven by maturities of senior debt and the foreign exchange translation impact, partially offset by issuances of senior debt. Due to banks decreased CHF 7.4 billion, or 32%, mainly driven by a decrease in demand deposits with banks and a decrease in time deposits. A decrease of CHF 6.5 billion, or 20%, in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions mainly reflected decreases in >>>repurchase transactions with banks and customers and lower cash collateral. Trading liabilities decreased CHF 5.8 billion, or 13%, primarily reflecting a decrease in derivative instruments and the foreign exchange translation impact. Customer deposits were stable. Brokerage payables increased CHF 3.5 billion, or, 9%, mainly due to an increase in open trades with banks and customers, partially offset by decreases in margin lending, failed settlements and the foreign exchange translation impact. All other liabilities increased CHF 7.8 billion, or 9%, including increases of CHF 10.5 billion, or 68%, in short-term borrowings and CHF 5.5 billion, or 17%, in obligation to return securities received as collateral, partially offset by a decrease of CHF 8.2 billion, or 21%, in other liabilities.
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
> Refer to “Note 31 – Derivatives and hedging activities” in VI – Consolidated financial statements – Credit Suisse Group for further information.
> Refer to “Note 34 – Financial instruments” in VI – Consolidated financial statements – Credit Suisse Group for further information.
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
> Refer to “Note 32 – Guarantees and commitments” in VI – Consolidated financial statements – Credit Suisse Group for disclosure of our estimated maximum payment obligations under certain guarantees and related information.
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
> Refer to “Representations and warranties on residential mortgage loans sold” in Note 32 – Guarantees and commitments in VI – Consolidated financial statements – Credit Suisse Group for further information.
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
> Refer to “Note 33 – Transfers of financial assets and variable interest entities” in VI – Consolidated financial statements – Credit Suisse Group for further information.
From time to time, we may issue subordinated and senior securities through SPEs that lend the proceeds to the Group.
Contractual obligations and other commercial commitments
In connection with our operating activities, we enter into certain contractual obligations and commitments to fund certain assets. Our contractual obligations and commitments include short and long-term on-balance sheet obligations as well as future contractual interest payments and off-balance sheet obligations. Total obligations decreased CHF 15.2 billion in 2017 to CHF 666.9 billion, primarily reflecting decreases in long-term debt of CHF 20.3 billion to CHF 173.0 billion, in due to banks of CHF 7.4 billion to CHF 15.4 billion and in trading liabilities of CHF 5.8 billion to CHF 39.1 billion. The decreases were partially offset by increases in short-term borrowings of CHF 10.5 billion to CHF 25.9 billion, in customer deposits of CHF 5.3 billion to CHF 361.2 billion and in brokerage payables of CHF 3.5 billion to CHF 43.3 billion.
> Refer to “Note 24 – Long-term debt” in VI – Consolidated financial statements – Credit Suisse Group for further information on long-term debt and the related interest commitments.
> Refer to “Note 32 – Guarantees and commitments” in VI – Consolidated financial statements – Credit Suisse Group for further information on commitments.
Contractual obligations and other commercial commitments
	2017						2016
Payments due within	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total		Total
On- and off-balance sheet obligations (CHF million)
Due to banks	14,606	658	0	149	15,413		22,800
Customer deposits	359,317	740	319	786	361,162		355,833
Short-term borrowings	25,889	0	0	0	25,889		15,385
Long-term debt [1]	33,757	44,193	29,585	65,497	173,032	[2]	193,315	[2]
Contractual interest payments [3]	1,417	234	170	753	2,574	[4]	3,622
Trading liabilities	39,119	0	0	0	39,119		44,930
Brokerage payables	43,303	0	0	0	43,303		39,852
Operating lease obligations	570	1,039	741	2,884	5,234		5,777
Purchase obligations	555	353	148	127	1,183		564
Total obligations [5]	518,533	47,217	30,963	70,196	666,909		682,078
1
Refer to "Debt issuances and redemptions" in Liquidity and funding management and "Note 24 – Long-term debt" in VI – Consolidated financial statements – Credit Suisse Group for further information on long-term debt.

2 Includes non-recourse liabilities from consolidated VIEs of CHF 863 million and CHF 1,759 million as of December 31, 2017 and 2016, respectively.
3
Includes interest payments on fixed rate long-term debt, fixed rate interest-bearing deposits (excluding demand deposits) and fixed rate short-term borrowings, which have not been effectively converted to variable rate on an individual instrument level through the use of swaps.

4
Due to the non-determinable nature of interest payments, the following notional amounts have been excluded from the table: variable rate long-term debt of CHF 66,925 million, variable rate short-term borrowings of CHF 21,072 million, variable rate interest-bearing deposits and demand deposits of CHF 149,300 million, fixed rate long-term debt and fixed rate interest-bearing deposits converted to variable rate on an individual instrument level through the use of swaps of CHF 77,028 million and CHF 203 million, respectively.

5
Excludes total accrued benefit liability for pension and other post-retirement benefit plans of CHF 533 million and CHF 516 million as of December 31, 2017 and 2016, respectively, recorded in other liabilities in the consolidated balance sheets, as the accrued liability does not represent expected liquidity needs. Refer to "Note 30 – Pension and other post-retirement benefits" in VI – Consolidated financial statements – Credit Suisse Group for further information on pension and other post-retirement benefits.

Corporate Governance
Corporate Governance overview
Shareholders
Board of Directors
Executive Board
Additional information

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
Corporate Governance developments
During 2017, the Group’s corporate governance continued to align with the implementation of the Group’s strategy and the ongoing program to evolve the Group’s legal entity structure. The key corporate governance developments for the Group in 2017 included:
– The decision, announced in connection with the publication of our first quarter financial report, not to pursue a partial initial public offering of Credit Suisse (Schweiz) AG, thus retaining full ownership of a historically stable income stream in our home market of Switzerland and avoiding complexity in the business structure and activities of a key division of the Group;
– The Extraordinary General Meeting (EGM) held on May 18, 2017, at which shareholders approved an ordinary capital increase by way of a rights offering, which resulted in 393,232,572 newly issued shares and net proceeds for the Group of CHF 4.1 billion;
– The election of two new Group Board of Directors (Board) members, Andreas Gottschling and Alexandre Zeller, at the 2017 Annual General Meeting (AGM). Alexandre Zeller also serves as chairman of the board of directors of our Swiss subsidiary Credit Suisse (Schweiz) AG, and Andreas Gottschling was appointed as a board member to two of the Group’s UK subsidiaries, Credit Suisse International and Credit Suisse Securities (Europe) Limited, effective in January 2018;
– The appointment of Board member Kai S. Nargolwala as the new Compensation Committee Chair, succeeding Jean Lanier, effective as of the 2017 AGM;
– The selection and nomination of two new Board member candidates, Michael Klein and Ana Paula Pessoa, for election at the 2018 AGM;
– Significant progress in evolving the legal entity structure of the Group, including the establishment of Credit Suisse Services AG, our Swiss service company, which became operational in July 2017; and
– Continued progress in aligning the governance of the Group’s major subsidiaries, including appointments of new non-executive directors to the boards of the Group’s major subsidiaries in the US, UK and Switzerland.
> Refer to “Evolution of legal entity structure” in I – Information on the company – Strategy for further information on our legal entity structure.
We regularly monitor developments in corporate governance guidelines, regulations and best practice standards in all jurisdictions relevant to our business operations. In 2017, the Swiss parliament started its review of the proposed revision to Swiss corporate law, which includes proposals that impact shareholder meetings and executive compensation, carrying over the regulations of the Swiss Ordinance Against Excessive Compensation with respect to Listed Corporations (Compensation Ordinance) into the general Swiss corporate law, as well as gender diversity at the board and executive board levels. The >>>Swiss Financial Market Supervisory Authority FINMA (FINMA) circular 2017/1 “Corporate Governance – Banks”, which concentrated existing specifications set forth in various FINMA circulars and emphasizes the importance of modern corporate governance and appropriate and efficient risk management for banks, became effective on July 1, 2017. The Group’s existing corporate governance framework, including its risk management framework, reflects the guidance and standards set forth in this new circular. Furthermore, the >>>SIX Swiss Exchange (SIX) issued a partial revision of the Directive on Information relating to Corporate Governance with respect to sustainability reporting. The amendment became effective on July 1, 2017 and enables issuers on an optional basis to report to the SIX by means of an opting-in clause that the issuer produces a sustainability report in accordance with an internationally recognized standard recognized by the SIX.
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
Corporate Governance framework
The Group’s corporate governance framework consists of its governing bodies and its corporate governance policies and procedures, which define the competencies of the governing bodies and other corporate governance rules, as well as the practices to be followed throughout the Group, in line with Swiss corporate law and international best practice standards for corporate governance. The governing bodies of the Group are:
– the General Meeting of Shareholders;
– the Board of Directors;
– the Executive Board; and
– the external auditors.

The shareholders elect the members of the Board and the external auditors on an annual basis and approve required resolutions at the AGM, such as the consolidated financial statements, capital increases and Board and Executive Board compensation. The Board is responsible for the overall strategic direction, supervision and control of the Group and appoints the members of the Executive Board. The Executive Board is responsible for the day-to-day operational management of the Group’s business and for developing and implementing business plans.
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
The Group’s corporate governance policies and procedures, adopted by the Board, are defined in a series of documents, all of which are available on our website at credit-suisse.com/governance, and include:
– Articles of Association (AoA): define the purpose of the business, the capital structure and the basic organizational framework. The AoA of Credit Suisse Group AG (Group) are dated June 6, 2017, and the AoA of Credit Suisse AG (Bank) are dated September 4, 2014. The Group’s and the Bank’s AoAs are available on our website at credit-suisse.com/articles.
– Code of Conduct: defines the Group’s ethical values and professional standards that the Board and all employees are required to follow, including adherence to all relevant laws, regulations and policies in order to maintain and strengthen our reputation for integrity, fair dealing and measured risk taking. Our Code of Conduct is available on our website at credit-suisse.com/code in ten languages.
– Organizational Guidelines and Regulations (OGR): define the organizational structure of the Group and the responsibilities and sphere of authority of the Board, its committees and the various senior management bodies within the Group, as well as the relevant reporting procedures.
– Board charter: outlines the organization and responsibilities of the Board. The Board charter is available on our website at: credit-suisse.com/boardcharter.
– Board committee charters: define the organization and responsibilities of the committees.
– Compensation policy: provides a foundation for the development of sound compensation plans and practices. The Group’s compensation policy is available on our website at credit-suisse.com/compensationpolicy.

The summaries herein of the material provisions of our AoA and the Swiss Code of Obligations do not purport to be complete and are qualified in their entirety by reference to the AoA and the Swiss Code of Obligations.
Credit Suisse Group AG and Credit Suisse AG are registered companies in Switzerland. The Group’s shares are listed on the >>>SIX stock exchange and – in the form of >>>American Depositary Shares (ADS), as evidenced by American Depositary Receipts – on the New York Stock Exchange (NYSE). The business purpose of the Group, as set forth in Article 2 of its AoA, is to hold direct or indirect interests in all types of businesses in Switzerland and abroad, in particular in the areas of banking, finance, asset management and insurance. The business purpose of the Bank, as set forth in Article 2 of its AoA, is to operate as a bank, with all related banking, finance, consultancy, service and trading activities in Switzerland and abroad. The AoA of the Group and the Bank set forth their powers to establish new businesses, acquire a majority or minority interest in existing businesses and provide related financing and to acquire, mortgage and sell real estate properties both in Switzerland and abroad. These and other company details are shown in the table below.
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
> Refer to “Note 39 – Significant subsidiaries and equity method investments” in VI – Consolidated financial statements – Credit Suisse Group for a list of significant subsidiaries and associated entities.
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
> Refer to “credit-suisse.com/code” for our Code of Conduct.
Corporate Responsibility
A responsible approach to business is a key factor in determining our long-term success. For Credit Suisse, corporate responsibility is about creating sustainable value for clients, shareholders, employees and other stakeholders. We strive to comply with the ethical values and professional standards set out in our Code of Conduct in every aspect of our work, including in our relationship with stakeholders. We do so based on a broad understanding of our duties as a financial services provider and employer and as an integral part of the economy and society. This approach also reflects our commitment to protecting the environment. To ensure that we supply the full breadth of information required by our stakeholders, we publish a Corporate Responsibility Report each year. The Group’s reporting on corporate responsibility reflects the requirements set out in the Global Reporting Initiative (GRI) and has been prepared in accordance with GRI Standards: Core Option. Our Corporate Responsibility Report 2017 will be voluntarily reported to the >>>SIX in accordance with the new opting-in regulation for companies issuing sustainability reports.
> Refer to “credit-suisse.com/responsibility” for our Corporate Responsibility Report.
Employee relations
As of December 31, 2017, we had 46,840 employees worldwide, of which 16,490 were in Switzerland and 30,350 were abroad. Our corporate titles include managing director, director, vice president, assistant vice president and non-officer staff. The majority of our employees do not belong to unions. We have not experienced any significant strikes, work stoppages or labor disputes in recent years. We consider our relations with our employees to be good.
> Refer to “Credit Suisse” in II – Operating and financial review for further information on our responsibility as an employer.

Shareholders
Capital structure
Our total issued share capital as of December 31, 2017 was CHF 102,240,469 divided into 2,556,011,720 shares, with a nominal value of CHF 0.04 per share. On May 18, 2017, the Group held an EGM at which shareholders approved an ordinary capital increase by way of a rights offering, which resulted in 393,232,572 newly issued shares and net proceeds for the Group of CHF 4.1 billion.
> Refer to “Note 15 – Share capital, conditional, conversion and authorized capital of Credit Suisse Group” in VII – Parent company financial statements – Credit Suisse Group and our AoA (Articles 26, 26c and 27) for information on changes to our capital structure during the year.
Shareholder base
We have a broad shareholder base, with the majority of shares owned directly or indirectly by institutional investors outside Switzerland. As of December 31, 2017, 112,139 shareholders were registered in our share register with 1,444,901,325 shares, representing 57% of the total shares issued. The remaining 43% of shares are not registered in our share register. As of December 31, 2017, 121,345,463 or 4.75%, of the issued shares were in the form of >>>ADS. The information provided in the following tables reflects the distribution of Group shares as registered in our share register as of December 31, 2017.
Distribution of Group shares
end of	2017				2016
	Number of shareholders	%	Number of shares	%	Number of shareholders	%	Number of shares	%
Distribution of Group shares
Private investors	108,856	97	178,205,123	7	114,541	97	165,821,864	8
of which Switzerland	99,164	88	157,977,712	6	104,367	88	146,980,705	7
of which foreign	9,692	9	20,227,411	1	10,174	9	18,841,159	1
Institutional investors	3,283	3	1,266,696,202	50	3,478	3	1,105,973,725	53
of which Switzerland	2,827	3	290,518,357	11	3,040	3	232,035,476	11
of which foreign [1]	456	0	976,177,845	38	438	0	873,938,249	42
Shares registered in share register	112,139	100	1,444,901,325	57	118,019	100	1,271,795,589	61
of which Switzerland	101,991	91	448,496,069	18	107,407	91	379,016,181	18
of which Europe	9,175	8	610,345,374	24	9,595	8	586,277,229	28
of which US 1	162	0	362,822,676	14	148	0	290,750,194	14
of which other	811	1	23,237,206	1	869	1	15,751,985	1
Shares not registered in share register	–	–	1,111,110,395	43	–	–	818,101,789	39
Total shares issued	–	–	2,556,011,720	100	–	–	2,089,897,378	100
1 Includes shares issued in the form of ADS.
Distribution of institutional investors in share register by industry
end of	2017				2016
	Number of shareholders	%	Number of shares	%	Number of shareholders	%	Number of shares	%
Institutional investors by industry
Banks	20	1	795,084	0	20	1	1,255,503	0
Insurance companies	77	2	16,310,918	1	84	2	11,728,261	1
Pension funds	449	14	60,280,116	5	520	15	56,358,187	5
Investment trusts	391	12	233,752,140	18	360	10	164,705,849	15
Other trusts	552	17	9,160,647	1	579	17	8,320,368	1
Governmental institutions	23	1	648,134	0	25	1	604,300	0
Other [1]	1,657	50	161,226,970	13	1,761	51	130,483,026	12
Direct entries	3,169	97	482,174,009	38	3,349	96	373,455,494	34
Fiduciary holdings	114	3	784,522,193	62	129	4	732,518,231	66
Total institutional investors	3,283	100	1,266,696,202	100	3,478	100	1,105,973,725	100
Rounding differences may occur.
1 Includes various other institutional investors for which a breakdown by industry type was not available.

Through the use of an external global market intelligence firm, we regularly gather additional information on the composition of our shareholder base, including information on shares that are not registered in our share register. According to this data, our shareholder base as of December 31, 2017 comprised 88% institutional investors, with around half of such investors located in North America. The distribution of Group shareholdings by investor type and region is shown as follows:
Shareholder engagement
The Group engages regularly with its shareholders and proxy advisors. The purpose of such engagements is to understand the perspectives of its shareholders, exchange views about the Group’s strategy, financial performance, corporate governance and compensation and other matters of importance to the Group or its shareholders. Shareholder engagement meetings may be attended by the Chairman of the Board (Chairman), the Compensation Committee Chair, the CEO, CFO and other members of the Board or senior management. The responsibility for shareholder engagement is overseen by our Investor Relations department. The Group aims to ensure that all shareholders receive the relevant information they need to keep abreast of current Group developments and make informed decisions.
Information policy
We are committed to an open and fair information policy with our shareholders and other stakeholders. Our Investor Relations and Corporate Communications departments are responsible for addressing inquiries received. All Group shareholders registered in our share register receive an invitation to our AGM, including an order form to receive the annual report and other reports. Each registered shareholder may elect to receive the quarterly reports on our financial performance. All of these reports and other information can be accessed on our website at credit-suisse.com/investors.
Notices required under Swiss law
Notices to shareholders required under Swiss law are made by publication in the Swiss Official Gazette of Commerce. The Board may designate further means of communication for publishing notices to shareholders. Notices required under the listing rules of the >>>SIX will either be published in two Swiss newspapers in German and French and sent to the SIX or otherwise communicated to the SIX in accordance with applicable listing rules. The SIX may further disseminate the relevant information.
Significant shareholders
Under the Swiss Federal Act on Financial Market Infrastructure and market Conduct in Securities and Derivative Trading (FMIA), anyone holding shares in a company listed on the SIX is required to notify the company and the SIX if their holding reaches, falls below or exceeds the following thresholds: 3%, 5%, 10%, 15%, 20%, 25%, 331⁄3%, 50% or 662⁄3% of the voting rights entered into the commercial register, whether or not the voting rights can be exercised (that is, notifications must also include certain derivative holdings such as options or similar instruments). Following receipt of such notification, the company has an obligation to inform the public. In addition, pursuant to the Swiss Code of Obligations, a company must disclose in the notes to its annual consolidated financial statements the identity of any shareholders who own in excess of 5% of its shares. The following provides an overview of the holdings of our significant shareholders, including any rights to purchase or dispose of shares, based on the most recent disclosure notifications. In line with the FMIA requirements, the percentages indicated below were calculated in relation to the share capital reflected in the AoA at the time of the disclosure notification. As shareholders are only required to notify the company and the SIX if their holding reaches, falls below or exceeds the thresholds listed above, the percentage holdings of our significant shareholders may vary at any given time compared to the date of submission of the most recent notification for these respective shareholders. The full text of all notifications can be found on our website at credit-suisse.com/shareholders. Each share entitles the holder to one vote, except as described below.
> Refer to “Note 3 – Business developments, significant shareholders and subsequent events” in VI – Consolidated financial statements – Credit Suisse Group for further information on significant shareholders.
The Group also holds positions in its own shares, which are subject to the same disclosure requirements as significant external shareholders. These positions fluctuate and primarily reflect activities related to market making, facilitating client orders and satisfying the obligations under our employee compensation plans. Shares held by the Group have no voting rights. As of December 31, 2017, our holdings amounted to 3.79% purchase positions (0.42% registered shares and 3.37% share acquisition rights) and 21.19% sales positions (disposal rights), mainly related to the Group’s outstanding tier 1 capital instruments, which would be converted into Group ordinary shares upon the occurrence of certain specified triggering events.

> Refer to “Issuances and redemptions” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management for further information.
Cross shareholdings
The Group has no cross shareholdings in excess of 5% of capital or voting rights with any other company.
Significant shareholders
	Group publication of notification		Number of shares (million)	Approximate shareholding %	[1]	Purchase rights %
December 31, 2017 or the most recent notification date
Norges Bank	February 15, 2018		127.4	4.98		–
Qatar Investment Authority (registered entity – Qatar Holding LLC)	August 16, 2017		126.2	4.94		10.97	[2]
The Olayan Group (registered entity – Crescent Holding GmbH)	June 2, 2017		106.6	4.93		5.29	[3]
BlackRock Inc.	September 2, 2017		86.9	4.17		–
Harris Associates L.P.	November 9, 2013	[4]	81.5	5.17		–
Capital Group Companies, Inc.	October 31, 2017		76.6	3.01		–
December 31, 2016 or the most recent notification date
The Olayan Group (registered entity – Crescent Holding GmbH)	September 16, 2016		111.3	5.41		5.31
Norges Bank	December 3, 2016		104.4	4.99		–
Qatar Investment Authority (registered entity – Qatar Holding LLC)	November 16, 2016		103.0	4.93		12.81
Capital Group Companies, Inc.	January 28, 2017		96.7	4.91		–
Harris Associates L.P.	November 9, 2013		81.5	5.17		–
BlackRock Inc.	January 25, 2013		38.6	3.01		–
December 31, 2015 or the most recent notification date
Norges Bank	February 12, 2016		98.5	5.03		–
Qatar Investment Authority (registered entity – Qatar Holding LLC)	December 10, 2015		97.5	4.98		13.59
The Olayan Group (registered entity – Crescent Holding GmbH)	December 2, 2015		84.0	4.95		6.40
Harris Associates L.P.	November 9, 2013		81.5	5.17		–
Franklin Resources, Inc.	February 25, 2016		69.0	3.52		–
Dodge & Cox	December 19, 2012		63.5	4.96		–
Capital Group Companies, Inc.	April 21, 2015		48.4	3.01		–
BlackRock Inc.	January 25, 2013		38.6	3.01		–
1
The approximate shareholding percentages were calculated in relation to the share capital at the time of the relevant disclosure notification. They therefore do not reflect changes in such percentages that would result from changes in the number of outstanding shares, following the date of the disclosure notification.

2
Consists of 10.97% purchase rights relating to Qatar Holding LLC's holdings of USD 1.72 billion 9.5% tier 1 capital instruments and CHF 2.5 billion 9.0% tier 1 capital instruments (perpetual security with mandatory contingent conversion into shares), which will be converted into shares only in situations where the Group no longer meets specific regulatory capital requirements.

3
Consists of 5.242% purchase rights relating to The Olayan Group's holdings of USD 1.725 billion 9.5% tier 1 capital instruments (perpetual security with mandatory contingent conversion into shares), which will be converted into shares only in situations where the Group no longer meets specific regulatory capital requirements, and 0.048% from short put options.

4
Harris Associates L.P.’s position includes the reportable position (4.97% shareholding as published by the SIX on November 28, 2017) of Harris Associates Investment Trust, which is managed by Harris Associates L.P.

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
– election of members of the Board, the Chairman, the members of the Compensation Committee, the independent proxy and statutory auditors;
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
Say on pay
In accordance with the Swiss Code of Best Practice for Corporate Governance, the Group submitted the compensation report (contained in the Compensation section of the Annual Report) for a consultative vote by shareholders at the 2017 AGM. In accordance with the Compensation Ordinance, the Group will submit the following Board and Executive Board compensation recommendations for binding votes by shareholders at the 2018 AGM:
– For the Board: a maximum aggregate amount of compensation to be paid to members of the Board for the period from the 2018 to the 2019 AGM;
– For the Executive Board: an aggregate amount of variable compensation in the form of short-term incentive (STI) awards to be awarded to Executive Board members for the 2017 financial year;
– For the Executive Board: a maximum aggregate amount of fixed compensation to be paid to members of the Executive Board for the period from the 2018 to the 2019 AGM; and

– For the Executive Board: a maximum aggregate amount of variable compensation in the form of long-term incentive (LTI) awards to be granted to Executive Board members for the 2018 financial year.
In line with current practice, the Group will continue to submit the compensation report for a consultative vote by shareholders.
> Refer to V – Compensation for further information on the binding vote.
Discharge of the acts of the Board and the Executive Board
According to Swiss law, the AGM has the power to discharge the actions of the members of the Board and the Executive Board. The 2017 AGM granted discharge to the members of the Board and the Executive Board for the 2016 financial year.
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
> Refer to “Contract lengths, termination and change in control provisions” in V – Compensation – Executive Board compensation for 2017 for further information on the clauses on changes in control.
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
Dissolution by order of FINMA is possible if we become bankrupt. Under Swiss law, any surplus arising out of liquidation (after the settlement of all claims of all creditors) is distributed to shareholders in proportion to the paid-up par value of shares held.

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
Members of the Board and Board committees
	Board member since	Independence	Governance and Nominations Committee	Audit Committee	Compensation Committee	Risk Committee
December 31, 2017
Urs Rohner, Chairman	2009	Independent	Chairman	–	–	–
Iris Bohnet	2012	Independent	–	–	Member	–
Andreas Gottschling	2017	Independent	–	–	–	Member
Alexander Gut	2016	Independent	–	Member	–	–
Andreas N. Koopman	2009	Independent	–	–	Member	Member
Seraina Macia	2015	Independent	–	Member	–	–
Kai S. Nargolwala	2013	Independent	Member	–	Chairman	–
Joaquin J. Ribeiro	2016	Independent	–	Member	–	–
Severin Schwan, Vice-Chair and Lead Independent Director	2014	Independent	Member	–	–	Member
Richard E. Thornburgh, Vice-Chair	2006	Independent	Member	Member	–	Chairman
John Tiner	2009	Independent	Member	Chairman	–	Member
Alexandre Zeller	2017	Independent	Member	–	Member	–
Board changes
At the 2017 AGM, Andreas Gottschling and Alexandre Zeller were elected as new members of the Board. Noreen Doyle, Jean Lanier and Jassim bin Hamad J.J. Al Thani stepped down from the Board. The Board proposes Michael Klein and Ana Paula Pessoa for election as new non-executive Board members at the AGM on April 27, 2018. Michael Klein, former Chairman and Co-CEO Markets & Banking at Citigroup, is a recognized international banking professional and expert with over thirty years of experience in banking and financial services. Ana Paula Pessoa has wide ranging-experience in finance and strategy spanning more than two decades and currently serves as an independent board member of News Corporation, New York, and Vinci Group, Paris. Richard E. Thornburgh, upon reaching the relevant tenure limit, will not stand for re-election. The Board proposes that all other current members of the Board be re-elected to the Board, proposes the re-election of Urs Rohner as Chairman and proposes Iris Bohnet, Andreas N. Koopmann, Kai S. Nargolwala and Alexandre Zeller as members of the Compensation Committee.
Board composition and succession planning
The Governance and Nominations Committee (formerly Chairman’s and Governance Committee) regularly considers the composition of the Board as a whole and in light of staffing requirements for the committees. The Governance and Nominations Committee recruits and evaluates candidates for Board membership based on criteria as set forth by the OGR. The Governance and Nominations Committee may also retain outside consultants with respect to the identification and recruitment of potential new Board members. In assessing candidates, the Governance and Nominations Committee considers the requisite skills and characteristics of Board members as well as the composition of the Board as a whole. Among other considerations, the Governance and Nominations Committee takes into account skills, management experience, independence and diversity in the context of the needs of the Board to fulfill its responsibilities. The Governance and Nominations Committee also considers other activities and commitments of an individual in order to be satisfied that a proposed member of the Board can devote enough time to a Board position at the Group.
> Refer to “Mandates” for further information.

The background, skills and experience of our Board members are diverse and broad and include holding or having held top management positions at financial services and other companies in Switzerland and abroad, as well as leading positions in government, academia and international organizations. The Board is composed of individuals with wide-ranging professional expertise in key areas such as financial management, audit, risk management, legal and regulatory affairs, human resources, digitalization, communication and incentive structures. Diversity of culture, experience and opinion are important aspects of Board composition, as well as gender diversity. While the ratio of female-to-male Board members may vary in any given year, the Board is committed to maintaining a good gender balance over the long term.
To maintain a high degree of expertise, diversity and independence in the future, the Board has a succession planning process in place to identify potential candidates for the Board at an early stage. With this process, we are well prepared when Board members rotate off the Board. The objectives of the succession planning process are to ensure adequate representation of key Board competencies and a Board composition that is well-suited to address future challenges, while maintaining the stability and professionalism of the Board. Potential candidates are evaluated according to criteria defined to assess the candidates’ expertise and experience, which include the following:
– proven track record as an executive with relevant leadership credentials gained in an international business environment in financial services or another industry;
– relevant functional skills and credentials (e.g., in the areas of financial management, audit, risk management, legal, regulatory, innovation, technology, marketing, media, human resources, etc.);
– understanding of global banking, financial markets and financial regulation;
– broad international experience and global business perspective, with a track record of having operated in multiple geographies;
– ability to bring insight and clarity to complex situations and to both challenge and constructively support management;
– high level of integrity and affinity with the Group’s values and corporate culture; and
– willingness to commit sufficient time to prepare for and attend Board and committee meetings.
The evaluation of candidates also considers formal independence and other criteria for Board membership, consistent with legal and regulatory requirements and the Swiss Code of Best Practice for Corporate Governance. Furthermore, we believe that other aspects, including team dynamics and personal reputation of Board members, play a critical role in ensuring the effective functioning of the Board. This is why the Group places the utmost importance on the right mix of personalities who are also fully committed to making their blend of specific skills and experience available to the Board.
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
Meetings
In 2017, the Board held six meetings in person and eight additional meetings. In addition, the Board held a two and a half-day strategy session.
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
Meeting attendance
The members of the Board are encouraged to attend all meetings of the Board and the committees on which they serve.
Meeting attendance – Board and Board committees
	Board of Directors	[1]	Governance and Nominations Committee	[2]	Audit Committee	[3]	Compensation Committee	[4]	Risk Committee	[5]
in 2017
Total number of meetings held	14		8		16		10		6
Number of members who missed no meetings	9		7		4		4		6
Number of members who missed one meeting	3		1		1		0		0
Number of members who missed two or more meetings	3		0		0		1		1
Meeting attendance, in %	95		98		99		95		91
1 The Board consisted of 13 and 12 members at the beginning of the year and the end of the year, respectively, with 2 members joining the Board and 3 members leaving the Board as of the 2017 AGM.
2 The Governance and Nominations Committee consisted of five members at the beginning of the year and six members at the end of the year.
3 The Audit Committee consisted of five members at the beginning and the end of the year.
4 The Compensation Committee consisted of four members at the beginning and the end of the year.
5 The Risk Committee consisted of six members at the beginning of the year and five members at the end of the year.
Meeting attendance – individual Board members
Attendance (%)	< 80	80–89	90–100
Board member
Urs Rohner, Chairman			•
Iris Bohnet		•
Andreas Gottschling [1]			•
Alexander Gut			•
Andreas N. Koopman			•
Seraina Macia			•
Kai S. Nargolwala			•
Joaquin J. Robeiro			•
Severin Schwan		•
Richard E. Thornburgh			•
John Tiner			•
Alexandre Zeller [1]		•
1 Board member as of the 2017 AGM.
Mandates
Our Board members may assume board or executive level or other roles in companies and organizations outside of the Group, which are collectively referred to as mandates. The Compensation Ordinance sets out that companies must include provisions in their articles of association to define the activities that fall within the scope of a mandate and set limits on the number of mandates that board members and executive management may hold. According to the Group’s AoA, mandates include activities in the most senior executive and management bodies of listed companies and all other legal entities that are obliged to obtain an entry in the Swiss commercial register or a corresponding foreign register.

The limitations on mandates assumed by Board members outside of the Group are summarized in the table below.
Type of mandate and limitation – Board
Type of mandate	Limitation
Listed Companies	No more than four other mandates
Other legal entities [1]	No more than five mandates
Legal entities on behalf of the Group [2]	No more than ten mandates
Charitable legal entities [3]	No more than ten mandates
1 Includes private non-listed companies.
2 Includes memberships in business and industry associations.
3 Also includes honorary mandates in cultural or educational organizations.
No Board member holds mandates in excess of these restrictions. The restrictions shown above do not apply to mandates of Board members in legal entities controlled by the Group such as subsidiary boards.
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
The Governance and Nominations Committee performs an annual assessment of the independence of each Board member and reports its findings to the Board for the final determination of independence of each individual member. The Board has applied the independence criteria of the >>>SIX Exchange Directive on Information relating to Corporate Governance, >>>FINMA, the Swiss Code of Best Practice for Corporate Governance and the rules of the NYSE and the Nasdaq Stock Market (Nasdaq) in determining the definition of independence.
Independence criteria applicable to all Board members
In general, a director is considered independent if the director:
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
Moreover, a Board member is not considered independent if the Board member is, or has been at any time during the prior three years, part of an interlocking directorate in which a member of the Executive Board serves on the compensation committee of another company that employs the Board member. Significant shareholder status is generally also not considered a criterion for independence unless the shareholding exceeds 10% of the Group’s share capital or in instances where the shareholder may otherwise influence the Group in a significant manner. Board members with immediate family members who would not qualify as independent are also not considered independent.
Additional independence considerations for Audit Committee and Compensation Committee members
Board members serving on the Audit Committee are subject to independence requirements in addition to those required of other Board members. None of the Audit Committee members may be an affiliated person of the Group or may, directly or indirectly, accept any consulting, advisory or other compensatory fees from us other than their regular compensation as members of the Board and its committees.
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
Other independence standards
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

Independence determination
As of December 31, 2017, all 12 members of the Board were determined by the Board to be independent.
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
– chairs the Board, the Governance and Nominations Committee and the Shareholder Meetings;
– takes an active role in representing the Group to key shareholders, investors, regulators and supervisors, industry associations and other external stakeholders;
– has no executive function within the Group;
– with the exception of the Governance and Nominations Committee, is not a member of any of the Board’s standing committees; and
– may attend all or parts of selected committee meetings as a guest without voting power.
Vice-Chair
The Vice-Chair:
– is a member of the Board;
– is a designated deputy to the Chairman; and
– assists the Chairman by providing support and advice to the Chairman, assuming the Chairman’s role in the event of the Chairman’s absence or indisposition and leading the Board accordingly.
There may be one or more Vice-Chairs. Severin Schwan and Richard E. Thornburgh currently serve as Vice-Chairs.
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
As of the date of the 2017 AGM, Severin Schwan was appointed as the new Lead Independent Director.
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
With responsibility for the overall direction, supervision and control of the company, the Board:
– regularly assesses our competitive position and approves our strategic and financial plans and risk appetite statement and overall risk limits;
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
– approves the annual variable compensation pools for the Group and the divisions and recommends total compensation of the Board and Executive Board for shareholder approval at the AGM;
– provides oversight on significant projects including acquisitions, divestitures, investments and other major projects; and
– along with its committees, is entitled, without consulting with management and at the Group’s expense, to engage external legal, financial or other advisors, as it deems appropriate, with respect to any matters within its authority.

Governance of Group subsidiaries
The Board assumes oversight responsibility for establishing appropriate governance for Group subsidiaries. The governance of the Group is based on the principles of an integrated oversight and management structure with global scope, which enables management of the Group as one economic unit. The Group sets corporate governance standards to ensure the efficient and harmonized steering of the Group. In accordance with the OGR, the Board appoints or dismisses the chairperson and the members of the board of directors of the major subsidiaries of the Group and approves their compensation. A policy naming the subsidiaries in scope and providing guidelines for the nomination and compensation process is periodically reviewed by the Board. The governance of the major subsidiaries, subject to compliance with all applicable local laws and regulations, should be consistent with the corporate governance principles of the Group, as reflected in the OGR and other corporate governance documents. In order to facilitate consistency and alignment of Group and subsidiary governance, it is the Group’s policy for the Board to appoint at least one Group director to each of the boards of its major subsidiaries. Directors and officers of the Group and its major subsidiaries are committed to ensuring transparency and collaboration throughout the Group.
Board evaluation
The Board performs a self-assessment once a year, where it reviews its own performance against the responsibilities listed in its charter and the Board’s objectives and determines future objectives, including any special focus objectives for the coming year. The Chairman does not participate in the discussion of his own performance. As part of the self-assessment, the Board evaluates its effectiveness with respect to a number of different aspects, including board structure and composition, communication and reporting, agenda setting and continuous improvement. From time to time, the Board may also mandate an external advisor to facilitate the evaluation process. Toward the end of 2016, the Board mandated an external firm to perform an effectiveness review of the Board, which was conducted in the first quarter of 2017 and included a comprehensive review of Board processes and documentation, interviews by the external assessor with the Chairman and the individual Board members and the participation of the external assessor as an observer in Board and Board committee meetings. The results were reviewed and analyzed by the Board during 2017 and the Board agreed to target performing an external board effectiveness review every three years.
Board – 2017 activities
During 2017, the Board focused on a number of key areas, including but not limited to the activities described below. Specifically, the Board:
– continued to closely supervise the Group’s strategy implementation, with particular focus in the first half of 2017 on strengthening the Group’s capital base, which resulted in a capital increase by way of a rights offering and the decision not to pursue a partial IPO of Credit Suisse (Schweiz) AG;
– held its annual strategy workshop with the Executive Board to review progress on strategic initiatives in each of the business divisions and to address key industry themes such as the expected UK withdrawal from the EU and digitalization in banking;
– conducted a strategy workshop with the Asia Pacific senior management team in Hong Kong on the growth of our Asia Pacific Wealth Management & Connected business and repositioning of the Asia Pacific Markets business;
– reviewed and approved the Group’s financial targets for 2018 and the introduction of the new Group objectives relating to return on tangible equity, as announced at the 2017 Investor Day;
– actively supported and reviewed management’s implementation of the global Conduct and Ethics program, which has resulted in increased awareness across the organization and greater consistency through one global framework under the governance of the Conduct and Ethics Boards (CEBs);
– continued to focus on corporate governance at the Group’s major subsidiaries, which included overseeing selected non-executive director appointments to the boards of the Group’s major subsidiaries in Switzerland, the US and the UK;
– held the second annual board leadership event, involving board members of the Group and each of the major subsidiaries; key focus topics included capital planning for the Group and its subsidiaries in light of the final Basel III reforms and regulatory priorities in Switzerland, the US and the UK;
– reviewed and approved the Group’s risk management framework, following an assessment by the Risk Committee in line with regulatory requirements; the firm-wide risk management framework encompasses all key risk frameworks, including the enterprise risk and control framework and the risk appetite framework;
– maintained Board-level focus on innovation and technology through the Board’s advisory Innovation and Technology Committee, including regular monitoring of our cybersecurity programs and receiving assessments from internal and external technology experts regarding emerging trends; and
– performed a comprehensive board effectiveness review with the assistance of an external board assessor, in addition to the Board’s usual annual self-assessment process.

Board committees
The Board has four standing committees: the Governance and Nominations Committee, the Audit Committee, the Compensation Committee and the Risk Committee. Except for the Compensation Committee members who are elected by the shareholders on an annual basis, the committee members are appointed by the Board for a term of one year.
At each Board meeting, the Chairs of the committees report to the Board about the activities of the respective committees. In addition, the minutes and documentation of the committee meetings are accessible to all Board members.
Each committee has its own charter, which has been approved by the Board. Each standing committee performs a self-assessment once a year, where it reviews its own performance against the responsibilities listed in its charter and the committee’s objectives and determines any special focus objectives for the coming year.
Governance and Nominations Committee
The Governance and Nominations Committee consists of the Chairman, the Vice-Chairs and the Chairs of the committees of the Board and other members appointed by the Board. It may include non-independent Board members. Our Governance and Nominations Committee currently consists of five members, all of whom are independent.
The Governance and Nominations Committee generally meets on a monthly basis and the meetings are usually attended by the CEO. It is at the Chairman’s discretion to ask other members of management or specialists to attend a meeting.
The Governance and Nominations Committee:
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
Governance and Nominations Committee – 2017 activities
During 2017, the Governance and Nominations Committee focused on a number of key areas, including but not limited to the activities described below. Specifically, the Governance and Nominations Committee:
– continued to focus on supporting the CEO in the execution of the Group’s three-year strategic plan announced in October 2015;
– supported the Chairman in setting the priorities for the Board’s annual strategy workshop in 2017, which was focused on strategy implementation;
– provided guidance for the external Board effectiveness review and the annual performance assessments of the Chairman and the CEO;
– advised on the appointments of Kai Nargolwala, as the new Compensation Committee Chair, and Andreas Gottschling, as a non-executive director of the UK subsidiaries Credit Suisse International and Credit Suisse (Europe) Securities Ltd.;
– assessed potential new Board Member candidates during 2017 and recommended that Michael Klein and Ana Paula Pessoa be proposed as new Board members for election at the 2018 AGM; and
– participated in a simulation event with management designed to test the Group’s recovery and resolution plans, in line with regulatory expectations.
Audit Committee
The Audit Committee consists of at least three members, all of whom must be independent. The Chair of the Risk Committee is generally appointed as one of the members of the Audit Committee. Our Audit Committee currently consists of five members, all of whom are independent.
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
Pursuant to its charter, the Audit Committee holds meetings at least once each quarter, prior to the publication of our consolidated financial statements. Typically, the Audit Committee convenes for a number of additional meetings and workshops throughout the year. The meetings are attended by management representatives, as appropriate, the Head of Internal Audit and senior representatives of the external auditor. A private session with Internal Audit and the external auditors is regularly scheduled to provide them with an opportunity to discuss issues with the Audit Committee without management being present. The Head of Internal Audit reports directly to the Audit Committee Chair.
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
Audit Committee – 2017 activities
During 2017, the Audit Committee focused on a number of key areas, including but not limited to the activities described below. Specifically, the Audit Committee:
– performed its regular review of the quarterly and annual financial results and related accounting, reporting and internal control matters;
– held specific reviews on certain accounting and reporting matters of particular relevance in 2017, including valuation impacts in connection with the ongoing migration of the Group’s structured notes portfolio to a new target operating model, and Group tax matters, including the assessment of the implications of the US tax reform;
– maintained a focus on compliance topics through briefings at every regular meeting by the Chief Compliance and Regulatory Affairs Officer on key compliance risks and associated internal controls;
– held dedicated sessions on compliance for the International Wealth Management and Asia Pacific divisions;
– conducted a comprehensive review of the Group’s finance functions;
– continued to monitor the Strategic Resolution Unit, including the governance and controls in place to ensure all new business activities are scrutinized to distinguish between those types of business exposures held in the Strategic Resolution Unit that will be allowed for execution in our strategic divisions and those that will be prohibited or for which we have limited risk appetite;
– reviewed, jointly with the Risk Committee, the Group’s data management framework, as well as measures in place to address data security topics, including cybersecurity;
– reviewed, jointly with the Risk Committee, our approach to monitoring conduct risk, including enhanced monitoring and surveillance capabilities, specific measures in the divisions to strengthen conduct and culture, and the activities of the CEBs;
– received regular updates by the Head of Internal Audit on key audit findings and held a dedicated workshop with the Internal Audit senior leadership team about their risk assessments for the organization and emerging risk and control themes;
– held various briefing sessions on new and updated US GAAP guidance on selected accounting topics with internal experts and KPMG; and
– assessed the Group’s position with respect to auditor rotation, in light of EU mandatory auditor rotation rules, which are applicable to Group entities in the EU.

Internal Audit
Our Internal Audit function comprises a team of around 350 professionals, substantially all of whom are directly involved in auditing activities. The Head of Internal Audit reports directly to the Audit Committee Chair and the Audit Committee oversees the activities of the Internal Audit function.
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
As part of its efforts to achieve best practice, Internal Audit regularly benchmarks its methods and tools against those of its peers. In addition, it submits periodic internal reports and summaries thereof to the management teams as well as the Chairman and the Audit Committee Chair. The Head of Internal Audit reports to the Audit Committee at least quarterly and more frequently as appropriate. Internal Audit coordinates its operations with the activities of the external auditor for maximum effect.
The Audit Committee annually assesses the performance and effectiveness of the Internal Audit function. For 2017, the Audit Committee concluded that the Internal Audit function was effective.
External Audit
The Audit Committee is responsible for the oversight of the external auditor. The external auditor reports directly to the Audit Committee and the Board with respect to its audit of the Group’s financial statements and is ultimately accountable to the shareholders. The Audit Committee pre-approves the retention of, and fees paid to, the external auditor for all audit and non-audit services.
> Refer to “External audit” in Additional information for further information.
External Auditor rotation
In view of the EU rules with respect to mandatory auditor rotation for certain of our significant subsidiaries, the Group’s Audit Committee has decided to pursue a rotation of our Group auditor effective no later than for the audit of the fiscal year ending December 31, 2021.

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
– reviewing the performance of the Group and the divisions and recommending to the Board for approval the variable compensation pools for the Group and the divisions;
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
> Refer to “The Compensation Committee” in V – Compensation – Compensation governance for information on our compensation approach, principles and objectives and outside advisors.
Compensation Committee – 2017 activities
During 2017, the Compensation Committee focused on a number of key areas, including but not limited to the activities described below. Specifically, the Compensation Committee:
– initiated an extensive shareholder engagement effort, which included holding numerous meetings with shareholders involving the Compensation Committee Chair and the Chairman, in response to concerns expressed by some shareholders regarding the compensation of the Executive Board and the Board;
– conducted a comprehensive review of the Group’s compensation framework with a focus on Executive Board compensation, based on the feedback gathered from shareholders and other external stakeholders;
– determined a number of key changes for the Executive Board compensation design for 2018, which are aligned with the Group’s strategy, including simplified metrics for assessing Executive Board performance which focus more on profitability and shareholder returns and the use of Group level metrics in setting the STI and LTI payout levels, enabling greater transparency on performance targets;
– recommended certain changes with respect to Board compensation, including a reduction of the fees paid to Board members who simultaneously serve on the boards of Group subsidiary companies;
– assessed the Group’s performance and determined the variable compensation pools for 2017, taking into account the input from the Group’s risk and control functions, including the CEBs;
– previewed the proposed variable compensation amounts for specific groups of employees, in line with regulatory guidance and the Group’s compensation policy, including any disciplinary issues and/or points of positive recognition;
– introduced modifications to the structure and presentation of the Group’s compensation report to make it more clear and reader-friendly; and
– retained Deloitte LLP as the Compensation Committee’s new external compensation advisor.

Risk Committee
The Risk Committee consists of at least three members. It may include non-independent members. The Chair of the Audit Committee is generally appointed as one of the members of the Risk Committee. Our Risk Committee currently consists of five members, all of whom are independent.
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
– reviewing and assessing the Group’s risk appetite framework, including certain risk limits and regular risk reports and making recommendations to the Board;
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
Risk Committee – 2017 activities
During 2017, the Risk Committee focused on a number of key areas, including but not limited to the activities described below. Specifically, the Risk Committee:
– maintained its focus on supporting the Board in reviewing strategically important topics, including adequacy of capital, liquidity and funding and the allocation of capital to Group businesses and major legal entities, with a focus on the Bank and Credit Suisse Holdings (USA);
– reviewed and endorsed the 2018 risk appetite statement and limit requests for the Group and its major legal entities, based on an integrated risk and financial planning process;
– monitored the migration of certain business activities between Group entities with a focus on capital and risk management;
– monitored developments with respect to the Group’s risk framework, including several reviews of the economic risk capital methodology and the stress testing framework;
– regularly monitored the risk profile and limits for a number of businesses, reviewed risk concentrations and limit breaches;
– oversaw the Group’s responses to key risk developments, reputational risks and various country risks including those related to China and Korea;
– reviewed, jointly with the Audit Committee, risks related to data management, IT and cybersecurity, including our Group-wide IT and cybersecurity response framework and cyber risk simulation testing plans;
– conducted focused risk reviews for a number of different businesses and risk management areas, including credit, market and operational risk, model risk and conduct risk;
– regularly reviewed the risk management function including processes and organizational structures;
– received regular updates on key change programs in line with regulatory expectations including the Basel Committee on Banking Supervision 239 principles for effective risk data aggregation and risk reporting; and
– received regular updates from the CEOs of the divisions on key risk matters within their divisions.
Innovation and Technology Committee
The Board established an Innovation and Technology Committee as an interdisciplinary advisory group in 2015. The group acts as a senior platform to discuss internal progress in relation to innovation and technology initiatives, as well as relevant industry-wide technology trends. The Innovation and Technology Committee is chaired by former Group Board member Sebastian Thrun in his role as senior advisor. Participants in the Innovation and Technology Committee include Board members, members of management, internal technology experts and a senior cybersecurity advisor. In 2017, the committee addressed progress on various digital initiatives across the Group and conducted regular reviews of the Group’s responsiveness to cybersecurity risk and overall approach for delivering secure technology-based services. The committee also received regular updates on technology-driven innovation projects, as well as emerging technology and cybersecurity trends.

Biographies of the Board members
Urs Rohner
Born 1959
Swiss Citizen
Board member since 2009
Chairman of the Board

Professional history
2004–present	Credit Suisse
Chairman of the Board and the Governance and Nominations Committee (2011–present)
Member of the Innovation and Technology Committee (2015–present)
Member of the board of Credit Suisse (Schweiz) AG (Swiss subsidiary) (2015–present)
Vice-Chair of the Board and member of the Governance and Nominations Committee (2009–2011)
Member of the Risk Committee (2009–2011)
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
Other activities and functions
GlaxoSmithKline plc, board member
Swiss Bankers Association, vice-chairman[1]
Swiss Finance Council, board member[1]
Institute of International Finance, board member[1]
European Banking Group, member[1]
European Financial Services Roundtable, member[1]
University of Zurich Department of Economics, chairman of the advisory board
Lucerne Festival, board of trustees member
[1] Mr. Rohner performs functions in these organizations in his capacity as Chairman of the Group.
Iris Bohnet
Born 1966
Swiss Citizen
Board member since 2012

Professional history
2012–present	Credit Suisse
Member of the Compensation Committee (2012–present)
Member of the Innovation and Technology Committee (2015–present)
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

Andreas Gottschling
Born 1967
German Citizen
Board member since 2017

Professional history
2017–present	Credit Suisse
Member of the Risk Committee (2017–present)
Member of the board of Credit Suisse International and Credit Suisse Securities (Europe) Limited (UK subsidiaries) (2018–present)
2013–2016	Erste Group Bank, Vienna, Chief Risk Officer and Member of the Management Board
2012–2013	McKinsey and Company, Zurich, Senior Advisor Risk Practice
2005–2012	Deutsche Bank, London and Frankfurt
Member of the Risk Executive Committee & Divisional Board (2005–2012)
Global Head Operational Risk (2006-2010)
2003–2005	LGT Capital Management, Switzerland, Head of Quant Research
2000–2003	Euroquants, Germany, Consultant
1997–2000	Deutsche Bank, Frankfurt, Head of Quantitative Analysis
Education
1997	Doctorate in Economics, University of California, San Diego, USA
1991	Postgraduate Studies in Physics, Mathematics and Economics, Harvard University, Cambridge, US
1990	Degrees in Mathematics and Economics, University of Freiburg, Germany
Other activities and functions
Mr. Gottschling currently does not hold directorships in other organizations.
Alexander Gut
Born 1963
Swiss and British Citizen
Board member since 2016

Professional history
2016–present	Credit Suisse
Member of the Audit Committee (2016–present)
Member of the Innovation and Technology Committee (2017–present)
Member of the board of Credit Suisse (Schweiz) AG (Swiss subsidiary) (2016–present)
2007–present	Gut Corporate Finance AG, managing partner
2003–2007	KPMG Switzerland
Member of the Executive Committee, Switzerland (2005–2007)
Partner and Head of Audit Financial Services, Switzerland (2004–2007) and region Zurich (2003–2004)
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
Other activities and functions
Adecco Group Ltd., board member and chairman of the compensation committee
SIHAG Swiss Industrial Holding Ltd, board member

Andreas N. Koopmann
Born 1951
Swiss and French Citizen
Board member since 2009

Professional history
2009–present	Credit Suisse
Member of the Compensation Committee (2013–present)
Member of the Risk Committee (2009–present)
Member of the board of Credit Suisse (Schweiz) AG (Swiss subsidiary) (2015–2017)
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
EPFL, Lausanne, Switzerland, strategic advisory board member
EPFL+ Foundation, member of the board of trustees
Seraina Macia
Born 1968
Swiss and Australian Citizen
Board member since 2015

Professional history
2015–present	Credit Suisse
Member of the Audit Committee (2015–present)
2017–present	AIG Corporation
Executive vice president & CEO of Blackboard (AIG technology-focused subsidiary; formerly Hamilton USA)
2016–2017	Hamilton Insurance Group
CEO Hamilton USA
2013–2016	AIG Corporation
Executive vice-president and CEO Regional Management & Operations of AIG, New York (2015–2016)
CEO and President of AIG EMEA, London (2013–2016)
2010–2013	XL Insurance North America, chief executive
2002–2010	Zurich Financial Services
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
Chair of the Compensation Committee (2017–present)
Member of the Governance and Nominations Committee (2017-present)
Member of the Innovation and Technology Committee (2015–present)
Member of the Compensation Committee (2014–present)
Member of the Risk Committee (2013–2017)
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
Other activities and functions
Pace University, member of the board of trustees and chair of the audit committee

Severin Schwan
Born 1967
Austrian and German Citizen
Board member since 2014
Vice-Chair of the Board Lead Independent Director

Professional history
2014–present	Credit Suisse
Vice-Chair and Lead Independent Director (2017–present)
Member of the Governance and Nominations Committee (2017–present)
Member of the Risk Committee (2014–present)
Member of the board of Credit Suisse (Schweiz) AG (Swiss subsidiary) (2015–2017)
1993–present	Roche Group
CEO (2008–present)
Member of the board of Roche Holding Ltd. (2013–present)
CEO, Division Roche Diagnostics (2006–2008)
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
Vice-Chair (2014–present)
Member of the Audit Committee (2011–present)
Chair of the Risk Committee (2009–present)
Member of the Governance & Nominations Committee (2009–present)
Member of the Risk Committee (2006–present)
Member of the board and chair of Credit Suisse Holdings (USA), Inc. / Credit Suisse (USA), Inc. / Credit Suisse Securities (USA), LLC (US subsidiaries) (2015–present)
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
Chair of the Audit Committee (2011–present)
Member of the Governance and Nominations Committee (2011–present)
Member of the Risk Committee (2011–present)
Member of the Audit Committee (2009–present)
Member of the board of Credit Suisse Holdings (USA), Inc. / Credit Suisse (USA), Inc. / Credit Suisse Securities (USA), LLC (US subsidiaries) (2015–present)
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
Other activities and functions
Ardonagh Group Limited, chairman
Tilney Group Limited, board member
Salcombe Brewery Limited, chairman
The Urology Foundation, chairman
Alexandre Zeller
Born 1961
Swiss Citizen
Board member since 2017

Professional history
2016–present	Credit Suisse
Member of the Governance and Nominations Committee (2017–present)
Member of the Compensation Committee (2017–present)
Chairman of the board of Credit Suisse (Schweiz) AG (Swiss subsidiary) (2016–present)
2013–2016	SIX Group AG, Chairman of the Board
2008–2012	HSBC Private Bank (Suisse)
CEO, Country Manager Switzerland (2008–2012)
Regional CEO Global Private Banking EMEA (2010–2012)
2002–2008	Banque Cantonale Vaudoise (BCV), CEO
1987–2002	Credit Suisse
CEO Private Banking Switzerland (2002)
Member of the Executive Board Private Banking Switzerland (1999–2002)
Various management positions, including Head French speaking Switzerland and Vaud Region, Credit Suisse Private Banking and Head Corporate Clients (1987–1999)
1984–1987	Nestlé SA, Switzerland, International Operational Auditor
Education
1999	Advanced Management Program, Harvard Business School
1989	Corporate Finance and Capital Markets, International Bankers School
1982	Degree in Economics (Business Administration), University of Lausanne, Switzerland
Other activities and functions
Kudelski S.A., board member
Maus Frères S.A., board member
Spencer Stuart, advisory board member
Swiss Finance Council, chairman[1]
Swiss Board Institute, advisory council member
Schweizer Berghilfe, foundation board member
Studienzentrum Gerzensee, foundation board member
[1] Mr. Zeller performs functions in this organization in his capacity as chairman of Credit Suisse (Schweiz) AG.

Honorary Chairman of Credit Suisse Group AG
Rainer E. Gut, born 1932, Swiss Citizen, was appointed Honorary Chairman of the Group in 2000 after he retired as Chairman, a position he had held from 1986 to 2000. Mr. Gut was a member of the board of Nestlé SA, Vevey, from 1981 to 2005, where he was vice-chairman from 1991 to 2000 and chairman from 2000 to 2005.
As Honorary Chairman, Mr. Gut does not have any function in the governance of the Group and does not attend the meetings of the Board.
Secretaries of the Board
Joan E. Belzer
Roman Schaerer

Executive Board
Membership
The Executive Board is the most senior management body of the Group. Its members are appointed by the Board. Prior to the appointment of an Executive Board member, the terms and conditions of the individual’s employment contract with the Group are reviewed by the Compensation Committee. The Executive Board currently consists of twelve members. The composition of the Executive Board of the Group and the Bank is identical, with the exception of Thomas Gottstein, who is a member of the Executive Board of the Group, but not the Bank. There were no changes in the composition of the Executive Board during 2017. The individual members of the Executive Board are listed in the table below.
Members of the Executive Board
	Executive Board member since	Role
December 31, 2017
Tidjane Thiam, Chief Executive Officer	2015	Group CEO
James L. Amine, CEO Investment Banking & Capital Markets	2014	Divisional Head
Pierre-Olivier Bouée, COO	2015	Corporate Function Head
Romeo Cerutti, General Counsel	2009	Corporate Function Head
Brian Chin, CEO Global Markets	2016	Divisional Head
Peter Goerke, Chief Human Resources Officer	2015	Corporate Function Head
Thomas P. Gottstein, CEO Swiss Universal Bank	2015	Divisional Head
Iqbal Khan, CEO International Wealth Management	2015	Divisional Head
David R. Mathers, Chief Financial Officer	2010	Corporate Function Head
Joachim Oechslin, Chief Risk Officer	2014	Corporate Function Head
Helman Sitohang, CEO Asia Pacific	2015	Divisional Head
Lara J. Warner, Chief Compliance and Regulatory Affairs Officer	2015	Corporate Function Head
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

Executive Board committees
The Executive Board has several standing committees, which are chaired by an Executive Board member and meet periodically throughout the year and/or as required. These committees are:
– Capital Allocation & Risk Management Committee (CARMC): CARMC is responsible for overseeing and directing our risk profile, recommending risk limits at the Group level to the Risk Committee and the Board, establishing and allocating risk appetite among the various businesses, reviewing new significant business strategies or changes in business strategies including business migrations, making risk-related decisions on escalations and for applying measures, methodologies and tools to monitor and manage the risk portfolio. CARMC meets monthly and conducts reviews according to three rotating cycles: the asset & liability management cycle (chaired by the CFO), the market & credit risks cycle (chaired by the CRO) and the internal control system cycle (jointly chaired by the CRO and the Chief Compliance and Regulatory Affairs Officer (CCRO)).
– Valuation Risk Management Committee (VARMC): the VARMC (chaired by the CFO) is responsible for establishing policies regarding the valuation of certain material assets and the policies and calculation methodologies applied in the valuation process.
– Risk Process & Standards Committee (RPSC): the RPSC (chaired by the CRO) reviews major risk management processes, issues general instructions, standards and processes concerning risk management, approves material changes in market, credit and operational risk management standards, policies and related methodologies and approves the standards of our internal models used for calculating regulatory capital.
– Reputational Risk & Sustainability Committee (RRSC): the RRSC (chaired by the CRO) sets policies and reviews processes and significant cases relating to reputational risks and sustainability issues. It also reviews adherence to our reputational and sustainability policies and oversees their implementation.
– Group Conduct and Ethics Board: the Group CEB (co-chaired by the Chief Human Resources Officer and the CCRO) is responsible for overseeing how conduct and ethics matters are handled within the divisions and corporate functions and ensuring consistency and alignment of practices across the Group. The Group CEB also conducts reviews of employee sanctions and may perform subsequent evaluations for specific matters that have been escalated by the CEBs established for each division and the corporate functions.
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
The limitations on mandates assumed by Executive Board members outside of the Group are summarized in the table below.
Type of mandate and limitation – Executive Board
Type of mandate	Limitation
Listed Companies	No more than one other mandate
Other legal entities [1]	No more than two mandates
Legal entities on behalf of the Group [2]	No more than ten mandates
Charitable legal entities [3]	No more than ten mandates
1 Includes private non-listed companies.
2 Includes memberships in business and industry associations.
3 Also includes honorary mandates in cultural or educational organizations.
No Executive Board member holds mandates in excess of these restrictions. The restrictions shown above do not apply to mandates of Executive Board members in legal entities controlled by the Group, such as subsidiary boards.
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
Chief Executive, Europe (2006–2008)
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
Other activities and functions
21st Century Fox, board member
Group of Thirty (G30), member
International Business Council of the World Economic Forum, member
James L. Amine
Born 1959
US Citizen
Member since 2014
CEO Investment Banking & Capital Markets

Professional history
1997–present	Credit Suisse
CEO Investment Banking & Capital Markets (2015–present)
Member of the board of Credit Suisse Holdings (USA), Inc. / Credit Suisse (USA), Inc. / Credit Suisse Securities (USA) LLC (US subsidiaries) (2014–present)
Joint Head of Investment Banking, responsible for the Investment Banking Department (2014–2015)
Head of Investment Banking Department (2012–2015)
Member of the executive board of Credit Suisse Holdings (USA), Inc. (2010–2015)
Co-Head of Investment Banking Department, responsible for the Americas and Asia Pacific (2010–2012)
Co-Head of Investment Banking Department, responsible for EMEA and Asia Pacific and Head of Global Market Solutions Group (2008–2010)
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
Member of the Innovation and Technology Committee (2017–present)
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
Other activities and functions
Vifor Pharma Ltd., board member
Swiss Finance Institute (SFI), chairman
Zurich Chamber of Commerce, board member
American-Swiss Chamber of Commerce, legal group member
Ulrico Hoepli Foundation, board of trustees member

Brian Chin
Born 1977
US Citizen
Member since 2016
CEO Global Markets

Professional history
2003–present	Credit Suisse
CEO Global Markets (2016–present)
Member of the board of Credit Suisse Holdings (USA), Inc. / Credit Suisse (USA), Inc. / Credit Suisse Securities (USA) LLC (US subsidiaries) (2016–present)
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
Other activities and functions
Credit Suisse Americas Foundation, board member
Peter Goerke
Born 1962
Swiss Citizen
Member since 2015
Head of Human Resources

Professional history
2015–present	Credit Suisse
Head of Human Resources (2017–present)
Head of Human Resources, Communications & Branding (2015–2017)
2011–2015	Prudential plc
Group Human Resources director and member of the Group Executive Committee (2011–2015)
Chairman of the Group Head Office Management Committee (2012–2015)
Director of Corporate Property (2012–2015)
2005–2010	Zurich Financial Services, AG, Switzerland, Group Head of Human Resources and Member of the Group Management Board
2000–2005	Egon Zehnder International, Switzerland, Head of Global Insurance Practice
1997–2000	McKinsey & Company, Zurich and Chicago, Senior engagement manager
1989–1996	Abegglen Management Consultants, Switzerland, Various positions up to partner
Education
2002	Advanced Management Program (AMP), University of Pennsylvania – The Wharton School
1998	lic.oec., University of St. Gallen
Other activities and functions
Credit Suisse Foundation, board member

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
Credit Suisse Foundation, trustee
Pension Fund CS Group (Schweiz), member of the foundation board and investment committee member
Private Banking Steering Committee of the Swiss Banking Association, member
FINMA Private Banking Panel, member
Opernhaus Zurich, board member
Digitalswitzerland, association member
Iqbal Khan
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
Various positions (2001–2009)
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
Head of IT and Operations (2012–2015)
Head of Finance and COO of Investment Banking (2007–2010)
Senior positions in Credit Suisse’s Equity business, including Director of European Research and Co-Head of European Equities (1998–2007)
Prior to 1998	HSBC
Global head of equity research (1997–1998)
Research analyst, HSBC James Capel (1987–1997)
Education
1991	Associate Certification, Society of Investment Analysis
1991	MA in Natural Sciences, University of Cambridge, England
1987	BA in Natural Sciences, University of Cambridge, England
Other activities and functions
European CFO Network, member
Women in Science & Engineering (WISE) program and academic awards and grants at Robinson College, Cambridge, sponsor
Joachim Oechslin
Born 1970
Swiss Citizen
Member since 2014
Chief Risk Officer

Professional history
2014–present	Credit Suisse
Chief Risk Officer (2014–present)
Member of the board of Credit Suisse Holdings (USA), Inc. / Credit Suisse (USA), Inc. / Credit Suisse Securities (USA) LLC (US subsidiaries) (2016–present)
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
Credit Suisse Foundation, board member

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
Other activities and functions
Credit Suisse Foundation, board member
Room to Room Singapore Ltd., advisory board member
Lara J. Warner
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
Other activities and functions
The Depository Trust & Clearing Corporation, board member
Pennsylvania State University Board of Visitors, member
Women’s Leadership Board of Harvard University’s John F. Kennedy School of Government, executive committee chair
Aspen Institute’s Business and Society Program, board member

Additional information
Banking relationships with Board and Executive Board members and related party transactions
The Group is a global financial services provider. Many of the members of the Board and the Executive Board, their close family members or companies associated with them maintain banking relationships with us. The Group or any of its banking subsidiaries may from time to time enter into financing and other banking agreements with companies in which current members of the Board or the Executive Board have a significant influence as defined by the SEC, such as holding executive and/or board level roles in these companies. With the exception of the transactions described below, relationships with members of the Board or the Executive Board and such companies are in the ordinary course of business and are entered into on an arm’s length basis. Also, unless otherwise noted, all loans to members of the Board, members of the Executive Board, their close family members or companies associated with them were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and did not involve more than the normal risk of collectability or present other unfavorable features. As of December 31, 2017, 2016 and 2015, there were no loan exposures to such related parties that were not made in the ordinary course of business and at prevailing market conditions.
> Refer to “Board loans” and “Executive Board loans (audited)” in V – Compensation – Board of Directors compensation and – Executive Board compensation for 2017, respectively, for the outstanding loans to members of the Board and the Executive Board.
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
The following new Tier 1 Capital Notes were outstanding as of December 31, 2017:
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
At the time of the original transaction, the Group determined that this was a material transaction and deemed QIA and The Olayan Group to be related parties of our then Board members Jassim Bin Hamad J.J. Al Thani and Aziz R.D. Syriani for purposes of evaluating the terms and corporate governance of the original transaction. At that time, the Board (except for Mr. Bin Hamad J.J. Al Thani and Mr. Syriani, who abstained from participating in the determination process) determined that the terms of the original transaction, given its size, the nature of the contingent capital instrument, for which there was no established market, and the terms of the notes issued and held by QIA and The Olayan Group, were fair. As of April 26, 2013 and April 28, 2017, respectively, Mr. Syriani and Mr. Bin Hamad J.J. Al Thani retired from the Board and no other person affiliated with The Olayan Group or with QIA has been elected as a Board member.
> Refer to “Note 29 – Related parties” in VI – Consolidated financial statements – Credit Suisse Group for further information on related party transactions.

EXTERNAL Audit
> Refer to “Audit Committee” in Board of Directors – Board committees for further information on the responsibilities of the audit committee.
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
Fees paid to external auditors
in	2017	2016	% change
Fees paid to external auditors (CHF million)
Audit services [1]	51.4	48.8	5
Audit-related services [2]	7.2	5.5	31
Tax services [3]	3.3	1.9	74
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
KPMG provides a report as to its independence to the Audit Committee at least once a year. In accordance with our pre-approval policy and as in prior years, all KPMG non-audit services provided in 2017 were pre-approved. KPMG is required to report to the Audit Committee periodically regarding the extent of services provided by KPMG and the fees for the services performed as of that date.

other information
Complying with rules and regulations
We fully adhere to the principles set out in the Swiss Code of Best Practice for Corporate Governance, dated August 28, 2014, including its appendix stipulating recommendations on the process for setting compensation for the Board and the Executive Board.
In connection with our primary listing on the >>>SIX, we are subject to the SIX Directive on Information relating to Corporate Governance, dated December 13, 2016. Our shares are also listed on the NYSE in the form of >>>ADS and certain of the Group’s exchange traded notes are listed on Nasdaq. As a result, we are subject to certain US rules and regulations. We adhere to the NYSE’s and Nasdaq’s corporate governance listing standards (NYSE and Nasdaq standards), with a few exceptions where the rules are not applicable to foreign private issuers.
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
– Independence of nominating and corporate governance committee: NYSE and Nasdaq standards require that all members of the nominating and corporate governance committee be independent. The Group’s Governance and Nominations Committee is currently composed entirely of independent members, but according to its charter, may include non-independent members.
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
– Executive sessions: NYSE and Nasdaq standards require the board of directors to meet regularly in executive sessions composed solely of independent directors. Our Board meets regularly in executive sessions comprising all directors, including any directors determined to be not independent. If any item discussed at the meeting raises a conflict of interest for any of our directors, however, such director does not participate in the related decision making. The Board does not include any directors who are also members of management.
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
Amounts paid by the Depositary to the Group
In 2017, in accordance with the Group’s previous deposit agreement and amended and restated deposit agreement, the respective entities acting as depositary under these agreements made payments to the Group in an aggregated amount of USD 0.4 million, including for the reimbursement of expenses relating to its ADS program. The respective depositaries have also contractually agreed to provide certain ADS program-related services free of charge.
Under certain circumstances, including removal of the Depositary or termination of the ADS program by the Group, the Group is required to repay certain amounts paid to the Group and to compensate the Depositary for payments made or services provided on behalf of the Group.

[this page intentionally left blank]

Compensation
Letter from the Chair of the Compensation Committee
Compensation design at a glance
Compensation governance
Executive Board compensation for 2017
Revised Executive Board compensation design for 2018
Board of Directors compensation
Group compensation
Report of the Statutory Auditor

Letter from the Chair of the Compensation Committee
Kai S. Nargolwala
Chair of the Compensation Committee
Dear shareholders
As the new Chair of the Compensation Committee of the Board of Directors (Compensation Committee), I am pleased to present to you the 2017 Compensation Report. This year we have modified the structure and presentation of the report to make it clearer and more reader-friendly.
2017 Annual General Meeting regarding compensation
After we published the 2016 Compensation Report, some shareholders expressed concerns over the amount of variable incentive compensation proposed for the Executive Board. Recognizing these concerns, the Chief Executive Officer (CEO) and each member of the Executive Board voluntarily proposed to reduce both their 2016 Short-Term Incentive (STI) awards and 2017 Long-Term Incentive (LTI) opportunities by 40%, and this proposal was approved by the Board of Directors (Board). In terms of compensation for members of the Board, the Board decided to maintain the proposed aggregate amount at the same level as approved by shareholders for 2015 and 2016, with no incremental increase in 2017 as originally proposed.
All revised compensation proposals were approved by shareholders at the Annual General Meeting (AGM) on April 28, 2017, with many shareholders commenting positively on our efforts to address their concerns. However, the consultative vote on the 2016 Compensation Report resulted in only 58% of votes in favor, indicating a clear desire for change.
We noted the view of many shareholders that the interests of management and shareholders should have been more closely aligned. My top priority has been, and will remain, to strengthen confidence in our responsiveness to investor sentiment and ensure that our compensation decisions are guided by our principles and values, which includes greater alignment between pay and performance.
Shareholder engagement during 2017
Against that background, one of the first tasks I undertook as Chair of the Compensation Committee was to meet our key shareholders and other external stakeholders, including our regulators, in order to listen to their views on our compensation framework, address their questions, and better understand any concerns they had. I personally attended 26 investor meetings, a number of these together with the Chairman of the Board (Chairman), covering approximately 40% of our shareholder base, and maintained a continuous dialogue with our various regulators. The discussions were frank and open and the Compensation Committee has considered the feedback received as part of its review of the compensation framework.
Review of our compensation framework and key changes proposed
Equipped with the feedback from our shareholders and other external stakeholders, the Compensation Committee conducted a comprehensive review of our overall compensation framework, including compensation governance and approach to compensation disclosure.
In doing so, the Compensation Committee was mindful of the objectives of our compensation strategy, which is intended to attract, retain, reward and motivate the talented individuals needed for our long-term success as a client-focused and capital-efficient business. In particular, the compensation strategy emphasizes the link between pay and performance, supporting a performance culture which is based on merit, which recognizes and rewards excellent short- and long-term performance, and which is aligned with the Group’s values.
Key changes for 2018 onwards
– Stronger governance and transparency
– Removal of capital metrics and introduction of simplified metrics for assessing Executive Board performance to focus more on profitability and shareholder returns
– Use of only Group-level metrics in setting the STI and LTI payout levels, enabling greater transparency on performance targets
– Reduced STI and LTI payout levels for achievement of target performance and reduced LTI payout for below median relative total shareholder return (RTSR) ranking
– Increased shareholding requirements
– Reduced subsidiary board fees for members of the Group Board newly appointed to subsidiary boards

The Compensation Committee decided that while the overall compensation framework remained appropriate, refinements were required in certain areas, in particular with respect to the Executive Board. Given that the 2017 compensation framework had been approved and the performance targets had been set at the beginning of the 2017 financial year, before the shareholder engagement and review period, implementation of the key changes is planned to take effect only for 2018 and onwards.
The proposed changes are aimed at strengthening the link between delivery of the strategy approved by the Board and our compensation outcomes. The performance measures for the Executive Board for 2017 reflected a phase of stabilization and consolidation (e.g., capital metrics, adjusted income before taxes, and division-specific performance indicators), whereas the performance measures for 2018 and beyond reflect a turnaround phase, building a leading wealth management business with strong investment banking capabilities which has the benefit of having gone through a significant and deep restructuring period. This can be seen in the removal of capital metrics for both STI and LTI awards and the introduction of return on tangible shareholders’ equity (RoTE) and tangible book value per share (TBVPS) as metrics for the LTI awards, to reward long-term sustainable performance for performance periods starting with 2018.
The proposed compensation arrangements for the Executive Board, as well as the Board and the wider Group, are shown below.
Financial performance context for compensation decisions
The Group’s performance forms the primary basis for compensation decision-making. During the second full year of our three-year restructuring plan announced in October 2015, the Group continued to make strong progress in delivering on its key priorities. In particular we strengthened our capital position, delivered profitable growth with higher adjusted income before taxes, reduced our fixed cost base, right-sized and de-risked our trading activities, and made progress in resolving our legacy issues. The key financial achievements for 2017 noted by the Compensation Committee included:
– Group adjusted revenues increased by 5% compared with the prior year, while adjusted total operating expenses decreased by 6%, driving positive operating leverage;
– Group reported income before taxes was CHF 1.8 billion, an increase of CHF 4.1 billion compared with the prior year, and Group adjusted income before taxes was CHF 2.8 billion, up 349% year on year;
– Adjusted income before taxes and before variable incentive compensation expense was 54% higher compared with the prior year;
– The Group cost target was achieved for 2017 and management is on track to deliver further fixed cost savings by the end of 2018;
– Net new assets of CHF 37.2 billion from the wealth management1 businesses reached the highest level since 2013, and increased by 27% compared with the prior year;
– The Group achieved a look-through CET1 ratio of 12.8% at the end of the year (after deducting approximately 45 basis points due to increased risk-weighted assets related to operational risk in the second half of 2017, primarily in respect of our RMBS settlements), compared with 11.5% at the end of the prior year, and a look-through CET1 leverage ratio of 3.8% compared with 3.2% at the end of the prior year;
– The Strategic Resolution Unit is on track to close one year ahead of schedule by the end of 2018, which should, from 2019 onwards, significantly reduce the drag on the Group’s operating profits from legacy positions compared with prior years; and
– Market capitalization at the end of 2017 was up 46% from a year earlier.
1 Referring to the combined net new assets of Private Clients within Swiss Universal Bank, Private Banking within International Wealth Management and Private Banking within Wealth Management & Connected in Asia Pacific.

> Adjusted results are non-GAAP financial measures that exclude goodwill impairment, real estate transactions, business sales, restructuring expenses and major litigation provisions. Refer to “Reconciliation of adjusted results” in II – Operating and financial review – Credit Suisse for further information. For further information on variable incentive compensation expense, refer to the “Group compensation and benefits expense” table in Group compensation.
On December 22, 2017, the United States enacted new tax legislation which, among other things, lowered the US federal corporate tax rate. Overall, we believe the US Tax Cuts and Jobs Act is a positive development for our US businesses. The legislation could also result in a more favorable business climate, in particular for our investment banking activities in advisory and underwriting, which enjoy a strong position in the US market. As required by US GAAP, however, the reduction in US federal corporate tax rates has led to a re-assessment of our deferred tax assets (DTAs), with an associated non-cash tax charge of CHF 2.3 billion recognized in the fourth quarter of 2017, primarily related to our US DTAs. Many of our peers also reported significant DTA re-assessments following the enactment of the US tax reform. This was a primary factor behind the net loss attributable to shareholders of CHF 983 million for the full year. For the performance year 2017, the Compensation Committee took into account the effect of this non-cash item in determining the variable incentive compensation pool proposal. Although this event was outside of the control of management and had minimal impact on capital, liquidity, our ability to pay dividends or our underlying results, the Compensation Committee applied a downward adjustment of approximately CHF 100 million to the overall Group variable incentive compensation pool to reflect the impact of the tax charge on net income.
This tax charge does not impact our strategy going forward, and we intend to maintain a look-through CET1 ratio of greater than 12.5% in 2018 as well as in 2019 and 2020, before the implementation of the Basel III reforms beginning in 2020. The policy for returning capital to shareholders announced at the Investor Day is also unchanged.
2017 compensation decisions
Group compensation
Aside from the Group’s financial performance in 2017, the Compensation Committee considered a range of other factors such as progress made against strategic objectives, relative performance, market position and market trends, as well as control, risk, compliance and ethical considerations, to determine the Group variable incentive compensation pool. The Board approved the total Group variable incentive compensation pool of CHF 3,190 million, 3% higher than 2016 after the downward adjustment of approximately CHF 100 million applied by the Compensation Committee to take into account the impact resulting from the US tax reform mentioned above.
Executive Board compensation
Executive Board compensation is included in the total compensation awarded for the Group. Executive Board compensation related to 2017 is comprised of:
– CHF 28.89 million total fixed compensation;
– CHF 25.46 million total STI award, subject to shareholder approval at the 2018 AGM; and
– CHF 31.2 million total LTI award maximum opportunity, with a fair value of CHF 15.55 million at the time of grant (estimated based on a Monte Carlo pricing model) as approved at the 2017 AGM.
> Refer to “Executive Board compensation for 2017” for further information.
The total compensation amount of CHF 69.90 million reflects the Group’s business performance and ongoing restructuring described above and the fair value of the 2017 LTI award at the time of grant. This total amount for 2017 is 4% lower than the prior year amount of CHF 73.06 million, mainly due to the voluntary reduction to the initial 2017 LTI award proposal.
CEO compensation
Compensation for our CEO, Tidjane Thiam, has been determined based on evaluation of his performance against a range of quantitative and qualitative factors. The quantitative measures capture the Group’s financial performance and capital strength, while the qualitative assessment includes criteria related to strategy execution, leadership, talent management, collaboration and reputation. The Compensation Committee considers that Mr. Thiam’s proposed total compensation for 2017 of CHF 9.70 million reflects his strong performance against this suite of measures, while also recognizing that the Group is still in a transition phase, having completed the second year of its three-year restructuring plan. Mr. Thiam’s total compensation amount for 2017 is 5% lower than for the prior year, which in part reflects his voluntary proposal to reduce his 2017 LTI award opportunity by 40%, as approved by shareholders at the 2017 AGM. In future years the Compensation Committee expects the compensation for the CEO to return to levels in line with the expected improvement in Group performance.
Board of Directors compensation
Consistent with recent years, compensation of the Board continues to be based on a fixed fee structure, with pre-defined fees for Board membership, committee membership and chairing a committee. The fee amounts are set at levels comparable to those at other leading Swiss companies and global financial services firms, with 50% of the Group-level Board fees paid in Group shares. In line with industry practice, Board fees are not linked to the financial performance of the Group. Fees for specific Board leadership roles are reviewed periodically and adjusted as required, and base Board fees have remained constant for over 10 years.
In the past few years, the Chairman has voluntarily waived all or part of his chair fee. For the period from the 2017 AGM to the 2018 AGM, the Chairman has proposed to waive 30% of his chair fee, an amount equal to CHF 0.45 million, and this proposal was approved by the Board. The Board expects that the Chairman’s compensation will return to the previously approved level, as the Group completes its restructuring plan.
In line with the Group’s governance framework, at least one Board member at the Group level is appointed to the board of each major subsidiary. This is to leverage the knowledge and experience that Board members already have concerning the Group and to perform an oversight role. Going forward, Board members newly appointed to serve on subsidiary boards will receive a flat subsidiary board membership fee of CHF 100,000 (or higher amounts if a Board member serves as the chair of the subsidiary board or a committee), paid in cash. This amount is generally less than that received by other external subsidiary board members, given that Board members are already familiar with the Group’s entities and activities.
2018 AGM proposals
At the 2018 AGM on April 27, 2018, we plan to submit the following proposals related to Executive Board and Board compensation:
– Maximum aggregate amount of CHF 31.0 million in total fixed compensation for the Executive Board for the 2018 AGM to 2019 AGM period (no change compared with the prior year’s proposal);
– CHF 25.46 million total 2017 STI award to be granted to the Executive Board (2% lower than the prior year’s initial proposal before the voluntary reduction);
– Maximum aggregate amount of CHF 58.5 million total 2018 LTI award maximum opportunity to be granted to the Executive Board (12.5% higher than the prior year’s proposal before the voluntary reduction); and
– Maximum aggregate amount of CHF 12.0 million in total compensation for the Board for the 2018 AGM to 2019 AGM period (no change compared with the prior year’s proposal approved at the 2017 AGM).
In aggregate, the compensation proposals for the Executive Board at the 2018 AGM will be 5.5% higher than the initial proposals at the 2017 AGM before the voluntary reduction. The proposal for the Board remains unchanged compared with the prior year’s approved amount of CHF 12.0 million.
For the 2018 LTI awards, the maximum opportunity is designed to keep the Executive Board members focused on further achieving the Group’s strategic mid-term goals, while being aligned with market. The percentage of the maximum opportunity realized will be based on performance over the three-year period as well as changes in the share price of Credit Suisse Group during the five years prior to the settlement of the award in full. Historically, LTI awards granted in previous years have been realized at 50-60% of the initial grant value. As outlined earlier and explained in more detail later in this report, we have removed the capital-based performance metrics and introduced performance conditions that are more aligned to long-term profitability and shareholder return generation for the 2018 LTI awards. In addition, we have reduced the payout levels for achievement of target performance to 67% (from 80% previously), and reduced payout levels on the RTSR component for below-median rankings. We have not increased the LTI award maximum opportunity for the CEO (250% of base salary) or the upper range of maximum opportunities for the other Executive Board members (425% of base salary). The increase in the total LTI award maximum opportunity from the initial proposal at the 2017 AGM of CHF 52 million to the 2018 AGM proposal of CHF 58.5 million relates to three individuals whose roles have expanded in scope and impact, and the need to take into account developments in local labor markets in order to retain the required talent. The maximum opportunity for the LTI awards of the other Executive Board members remained unchanged.
On behalf of the Compensation Committee, I would like to thank you for your support and feedback, which we will continue to seek as we review and refine our compensation practices to ensure that they are fully compliant with all regulatory requirements and aligned with the interests of our shareholders.
Kai S. Nargolwala
Chair of the Compensation Committee
Member of the Board of Directors
March 2018

Compensation design at a glance
Compensation strategy and objectives
Consistent with prior years, our key compensation objectives are to maintain compensation practices that:
– foster a performance culture based on merit that differentiates and rewards excellent performance;
– attract and retain employees, and motivate them to achieve results with integrity and fairness;
– balance the mix of fixed and variable compensation to appropriately reflect the value and responsibility of the role performed, and to influence appropriate behaviors and actions;
– promote effective risk management practices that are aligned with the Group’s compliance and control cultures;
– create a culture that adheres to high conduct and ethics standards through a system of applying both malus and rewards;
– encourage teamwork and collaboration across the Group;
– achieve a balanced distribution of profitability between employees and shareholders over the long term, subject to Group performance and market conditions; and
– take into account the long-term performance of the Group, in order to create sustainable value for shareholders.
Executive Board compensation framework 2017: key elements
>Refer to “Executive Board compensation for 2017” for further information.
Executive Board compensation: key changes for 2018
– Revised metrics for assessing Executive Board performance, including removal of capital-based performance metrics and use of only Group-level metrics
– Reduced STI and LTI payout levels for achievement of target performance
– Reduced payout for below median RTSR ranking and zero payout for a bottom quartile ranking
– Increased shareholding requirements (500,000 shares for the CEO and 300,000 shares for Executive Board members)
>Refer to “Revised Executive Board compensation design for 2018” for further information.

Determination of Group variable incentive compensation pools
The Group variable incentive compensation pools are determined on an annual basis, with accruals made throughout the year. The primary driver of the pool amounts is economic contribution, which is considered along with the other factors shown in the illustrative example below.
>Refer to “Determination of variable incentive compensation pools” in Group compensation – Compensation framework for further information.
Group employees’ compensation framework: key elements
>Refer to “Group compensation” for further information.

Compensation governance
The Compensation Committee
The Compensation Committee is the supervisory and governing body for compensation policies, practices and plans. In designing and setting compensation, the Compensation Committee aims to make decisions in the best interests of the Group and also to align the interests of the Group’s employees to those of shareholders. The Compensation Committee reviews proposals regarding Group, Executive Board and Board compensation, and makes recommendations to the Board for approval. Total Executive Board compensation and Board compensation are also subject to shareholder approval pursuant to the Swiss Ordinance Against Excessive Compensation with respect to Listed Stock Corporations (Compensation Ordinance) and the Articles of Association of Credit Suisse Group AG (AoA).
The Compensation Committee consists of at least three members of the Board, all of whom must be independent. The current members are Kai S. Nargolwala (Chair), Iris Bohnet, Andreas N. Koopmann and Alexandre Zeller. The Board has applied the independence criteria of the SIX Swiss Exchange Directive on Information relating to Corporate Governance, FINMA, the Swiss Code of Best Practice for Corporate Governance, and the listing standards of the New York Stock Exchange (NYSE) and the Nasdaq Stock Market (Nasdaq), in determining that all of these individuals are independent.
> Refer to “Independence” in IV – Corporate Governance – Board of Directors for more information on how the Group determines the independence of its Board members.
Compensation Committee activities
The Chairman and the CEO may attend the Compensation Committee meetings, and the Compensation Committee Chair determines the attendance of other Board members, Executive Board members, senior management, compensation advisers and external legal counsel, as appropriate. The Chairman, CEO, Executive Board members and senior management do not participate in discussions which relate to their own compensation.
In addition to the 26 investor meetings held by the Compensation Committee Chair, during 2017, the Compensation Committee held 10 meetings and calls, with an overall attendance rate of 95%. The Compensation Committee’s focus areas in 2017 are summarized in the following table:
Compensation Committee activities in 2017
	Jan	Feb	Mar	Apr	Jun	Jul	Aug	Oct	Dec
Compensation governance, design and disclosure
Review of compensation policy and charter updates					•		•	•	•
Review of Compensation Report			•					•	•
Review and refinement of Executive Board compensation design			•		•		•	•
Review of Group compensation structure and award plans	•		•	•			•
Compensation Committee self-assessment and focus areas	•
Risk and regulatory
Review of input from control functions		•					•		•
Review of any disciplinary events/potential application of malus	•	•	•	•	•		•	•	•
Review of regulatory developments				•				•
Annual compensation review
Accruals and full year forecast of variable incentive compensation pools				•		•		•	•
Performance assessment and overall Group pool recommendation	•	•							•
CEO and Executive Board performance objectives and target setting		•	•						•
CEO and Executive Board performance assessment and awards		•	•	•					•
Review of Board fees			•				•
External
Review of shareholder engagement and feedback				•	•		•		•
Review of market trends				•				•	•
Review of benchmarking data								•	•

Advisers to the Compensation Committee
The Compensation Committee is authorized to retain external advisers to provide support as it carries out its responsibilities. Deloitte LLP (Deloitte) has been retained to assist the Compensation Committee in ensuring that the Group’s compensation programs remain competitive, responsive to regulatory developments and in line with the compensation policy. Deloitte has appointed a senior consultant to advise the Compensation Committee. Apart from assisting the Compensation Committee, this senior consultant does not provide any other services to the Group. Before the appointment of Deloitte in October 2017, McLagan provided the above mentioned advisory services. The Compensation Committee also obtained legal advice during 2017 on various matters relating to compensation policy and design. Prior to appointment, the Compensation Committee conducted an independence assessment of its advisers pursuant to the rules of the US Securities and Exchange Commission (SEC) and the listing standards of the NYSE and the Nasdaq.
other aspects of compensation governance
Compensation policy
The compensation policy applies to all employees and compensation plans of the Group. It contains a detailed description of the Group’s compensation principles and objectives as well as the compensation programs. It also sets out the standards and processes relating to the development, management, implementation and governance of compensation. The compensation policy is available at credit-suisse.com/compensationpolicy.
Approval authority
The approval authorities for setting the compensation policy and compensation for different groups of employees are defined in the Group’s Organizational Guidelines and Regulations (OGR) and the Compensation Committee charter available at credit-suisse.com/governance.
Action	Compensation Committee		Board
Establish or change the Group's compensation policy	R		A
Establish or change compensation plans	R		A
Set variable incentive compensation pools for the Group and the divisions	R		A
Determine Executive Board compensation, including for the CEO	R		A	[1]
Determine Board compensation, including for the Chairman	R		A	[1]
Determine compensation for the Head of Internal Audit	A	[2]	n/a
Determine compensation for MRTC and other selected members of management	A		n/a
R = recommendation; A = approval
1 Subject to shareholder approval requirement pursuant to the Compensation Ordinance and the AoA.
2 In consultation with the Audit Committee Chair.
Risk and control considerations
During its annual review of the Group’s performance, the Compensation Committee considers input from the Risk Committee Chair with respect to risk considerations, and the Audit Committee Chair with respect to internal control considerations. The Compensation Committee also considers input from various corporate functions including Compliance and Regulatory Affairs, General Counsel, Human Resources, Internal Audit, Product Control and Risk Management, regarding control and compliance issues and any breaches of relevant rules and regulations or the Group’s Code of Conduct.
To meet regulatory guidelines regarding employees engaged in risk-taking activities, the Compensation Committee reviews and approves the compensation for employees identified as >>>Material Risk Takers and Controllers (MRTC). The Risk Committee is involved in the review process for MRTC compensation.
> Refer to “Focus on risk and control “ in Group compensation for further information.
Performance criteria and target setting
At the beginning of the year, as part of the annual compensation review, the Compensation Committee defines the performance criteria and performance targets that will be applied to determine the Executive Board’s variable incentive compensation. For the STI awards, the performance criteria and performance levels are set on an annual basis, and are designed to reward progress towards the achievement of the Group’s annual objectives in the financial plan. For the LTI awards, the performance criteria and performance levels are set for a prospective three-year period, designed to reward achievement of the longer term business plan and the enhancement of shareholder returns. In setting the threshold, target and maximum performance levels, the Compensation Committee takes into account the Group’s ambitious financial plan, prior-year performance, analyst expectations and any publicly stated targets, in order to set performance levels which are challenging and motivating for the Executive Board. The performance criteria and performance levels are presented to the Board for approval before implementation.

Executive Board compensation for 2017
Compensation Structure for 2017
The compensation structure and design for Executive Board members remained unchanged in 2017 and is in line with the framework described in the 2016 Annual Report. Total compensation for the Executive Board members included fixed compensation and the 2017 STI awards, as well as the fair value of the 2017 LTI awards at the time of their grant in 2017 (estimated based on a Monte Carlo pricing model).
Maximum opportunity levels
The maximum STI and LTI opportunity levels for the Executive Board members and the CEO are reviewed annually, based on internal factors as well as external benchmarking of the market levels of compensation for each role. The maximum levels for each individual vary from one another, subject to the overall maximum levels outlined in the following table.
Maximum opportunity levels for 2017
	Executive Board member			CEO
	Opportunity ranges (multiple of base salary)	Maximum compensation (CHF million)	[2]	Maximum opportunity (multiple of base salary)	Maximum compensation (CHF million)	[2]
Base salary [1]	–	2.00		–	3.00
STI awards	0.75 – 2.50	5.00		1.50	4.50
LTI awards	1.25 – 4.25	8.50		2.50	7.50
Total	2.00 – 6.75	15.50		4.00	15.00
1 Equivalent amount may be provided in local currency. USD 2.0 million for Executive Board members based in the US.
2 Excluding dividend equivalents, pension and other benefits.
As part of the review of Executive Board compensation conducted at the beginning of the year, the Compensation Committee considered it necessary to adjust the upper end of the STI maximum opportunity range for 2017 to 250%, compared with 225% for 2016, to reflect the expansion of one Executive Board member’s role and to reflect developments in the local labor market.
Compensation outcomes for 2017
2017 STI awards
The 2017 STI awards have the same overall structure as the 2016 STI awards, and are designed to reward the achievement of annual objectives based on performance in 2017. The final payout of the STI award is determined based on pre-defined quantitative criteria and performance levels which are linked to our strategic plan, as well as qualitative criteria related to topics such as delivery of strategic initiatives, leadership/culture and risk and compliance. Taking into account the quantitative achievements against the target performance levels, as well as the qualitative assessment outlined below, the Compensation Committee recommended a total STI award amount of CHF 25.46 million for the Executive Board. This represented, on average, 81% of the STI maximum opportunity pre-defined for each Executive Board member. The 2017 STI compensation will be submitted for shareholder approval at the 2018 AGM.
Executive Board compensation for 2017 (audited)
in	STI awards (Non-deferred)	[1]	STI awards (Deferred)	[2]	Total STI compen- sation	Base salaries and role- based allowances	Dividend equivalents	[3]	Pension and similar benefits and other benefits	[4]	Total fixed compen- sation	LTI awards 2017 fair value (Deferred)	[5]	Total compen- sation, including LTI awards	[6]
2017 (CHF million, except where indicated)
12 members	12.54		12.92		25.46	26.34	0.56		1.99		28.89	15.55		69.90
% of total compensation, including LTI awards					36%						42%	22%
of which CEO: Tidjane Thiam	1.99		1.99		3.98	3.00	0.22		0.25		3.47	2.25		9.70
% of total compensation, including LTI awards					41%						36%	23%
1
STI non-deferred awards for 2017 comprised CHF 12.16 million cash, with a further CHF 0.38 million granted as blocked shares to Mr. Mathers, to comply with regulatory requirements given that he was categorized as UK PRA Code Staff during 2017.

2
STI deferred awards for 2017 comprised CHF 12.34 million in deferred cash awards as well as CHF 0.58 million granted as share awards to Mr. Mathers, to comply with regulatory requirements given that he was categorized as UK PRA Code Staff during 2017.

3 Dividend equivalents were paid in respect of replacement awards and were delivered in cash, consistent with dividends paid on actual shares.
4 Other benefits consist of housing allowances, expense allowances and relocation allowances.
5
The fair value of the LTI awards as of the date of grant has been determined using a Monte Carlo pricing model. The pricing is based on a valuation and estimate by an external provider. The awards have a total maximum opportunity of CHF 31.2 million, which was the amount approved by shareholders at the 2017 AGM.

6
For the total compensation awarded to the members of the Executive Board, the Group made payments of CHF 3.05 million in 2017 to cover the mandatory employer social security contributions as required under the social security laws applicable to the individual Executive Board members based on their domicile and employment status. These contributions do not form part of the Executive Board members' compensation.

Executive Board compensation for 2016 (audited)
This table has been updated to reflect the voluntary reduction in the 2016 STI award proposal for the Executive Board, which was approved by shareholders at the 2017 AGM.
in	STI awards (Non-deferred)	[1]	STI awards (Deferred)	[2]	Total STI compen- sation	[3]	Base salaries and role- based allowances	Dividend equivalents	[4]	Pension and similar benefits and other benefits	[5]	Total fixed compen- sation	LTI awards 2016 fair value (Deferred)	[6]	Total compen- sation, including LTI awards	[7,8]
2016 (CHF million, except where indicated, does not include replacement awards)
13 members [9]	12.81		4.20		17.01		26.99	0.60		2.00		29.59	26.46		73.06
% of total compensation, including LTI awards					23%							41%	36%
of which joiners and leavers during 2016 (2 individuals)	2.35		1.88		4.23		2.60	0.00		0.01		2.61	3.51		10.35
% of total compensation, including LTI awards					41%							25%	34%
of which CEO: Tidjane Thiam	2.08		0.42		2.50		3.00	0.47		0.21		3.68	4.05		10.24
% of total compensation, including LTI awards					24%							36%	40%
1 STI non-deferred awards for 2016 comprised CHF 12.44 million cash, with a further CHF 0.37 million granted as blocked shares to Mr. Mathers, who was categorized as UK PRA Code Staff during 2016.
2
STI deferred awards for 2016 comprised CHF 3.23 million in deferred cash awards as well as CHF 0.97 million granted as share awards to Mr. Mathers, who was categorized as UK PRA Code Staff during 2016, and Mr. O'Hara, who ceased to be a member of the Executive Board during 2016.

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
8
For the total compensation awarded to the members of the Executive Board, the Group made payments of CHF 2.6 million in 2016 to cover the mandatory employer social security contributions as required under the social security laws applicable to the individual Executive Board members based on their domicile and employment status. These contributions do not form part of the Executive Board members' compensation.

9 Due to the departure of Mr. O’Hara and the appointment of Mr. Chin in his role, there were 12 active members of the Executive Board at any given point in time during 2016.
Assessment of performance against quantitative criteria (70% weighting)
The quantitative Group and divisional performance levels for the 2017 STI awards were pre-defined at the beginning of the year by the Compensation Committee, during the financial planning stage, and were based on certain assumptions regarding the Group’s capital plan. Subsequently, due to an acceleration of the Group’s capital strategy through a rights offering that was completed in June 2017, the Compensation Committee reviewed the validity of the pre-defined performance levels for the CET1 ratio metric and decided that the target performance level should be raised to 11.9% from 11.7% previously, to reflect the accelerated strengthening of the Group’s capital position through the rights offering. No other performance criteria or performance target levels were modified during the year.
The quantitative criteria and corresponding 2017 outcomes are shown in the following tables for the CEO and functional heads (70% weighting on Group metrics only) and divisional heads (30% weighting on Group metrics and 40% weighting on divisional metrics), respectively. In terms of the Group metrics, the key financial highlights considered in the quantitative assessment can be summarized as follows:
– Adjusted income before taxes of CHF 2.8 billion was up 349% compared with the prior year, albeit below the target performance level;
– Look-through CET1 ratio of 12.8% at year-end and look-through CET1 leverage ratio of 3.8% were both above the target performance level, mainly driven by the rapid wind-down of risk-weighted assets within the Strategic Resolution Unit and a range of internal and external capital measures; and
– Adjusted operating expenses of CHF 17.8 billion (after excluding CHF 170 million for certain accounting changes in addition to the usual adjustment items) over-achieved the target performance level of CHF 18.0 billion.
> Adjusted results are non-GAAP financial measures that exclude goodwill impairment, real estate transactions, business sales, restructuring expenses and major litigation provisions. Refer to “Reconciliation of adjusted results” in II – Operating and financial review – Credit Suisse for further information.

STI awards: 2017 quantitative performance assessment

| Performance criteria | Weighting | 2017 target [1] | 2017 result |
|---|---|---|---|
| **CEO and functional heads** | | | |
| **Group metrics** | | | |
| Adjusted income before taxes (CHF million) | 20% | 3,450 | 2,762 |
| Look-through CET1 ratio | 20% | 11.9% | 12.8% |
| Look-through CET1 leverage ratio | 20% | 3.5% | 3.8% |
| Adjusted operating expenses (CHF million) [2] | 10% | 18,045 | 17,771 |
| **Total** | **70%** | | |
| **Divisional heads** | | | |
| **Group metrics** | | | |
| Adjusted income before taxes (CHF million) | 7.5% | 3,450 | 2,762 |
| Look-through CET1 ratio | 11.25% | 11.9% | 12.8% |
| Look-through CET1 leverage ratio | 11.25% | 3.5% | 3.8% |
| **Total** | **30%** | | |
| **Swiss Universal Bank metrics** | | | |
| Adjusted income before taxes (CHF million) | 20% | | 1,873 |
| Private Banking net new assets (CHF billion) [3] | 4% | | 2 |
| Risk-weighted assets (CHF billion) | 8% | | 66 |
| Leverage exposure (CHF billion) | 8% | | 257 |
| **Total** | **40%** | | |
| **International Wealth Management metrics** | | | |
| Private Banking adjusted income before taxes (CHF million) | 8% | | 1,116 |
| Asset Management adjusted income before taxes (CHF million) | 8% | | 381 |
| Private Banking net new assets (CHF billion) | 8% | | 16 |
| Risk-weighted assets (CHF billion) | 8% | | 38 |
| Leverage exposure (CHF billion) | 8% | | 99 |
| **Total** | **40%** | | |
| **Asia Pacific metrics** | | | |
| Adjusted income before taxes (CHF million) | 16% | | 792 |
| Private Banking net new assets (CHF billion) | 8% | | 17 |
| Adjusted return on regulatory capital | 16% | | 15.0% |
| **Total** | **40%** | | |
| **Global Markets metrics** | | | |
| Adjusted return on regulatory capital | 16% | | 4.3% |
| Risk-weighted assets (USD billion) | 12% | | 60 |
| Adjusted operating expenses (USD million) | 12% | | 5,010 |
| **Total** | **40%** | | |
| **Investment Banking & Capital Markets metrics** | | | |
| Adjusted return on regulatory capital | 16% | | 15.2% |
| Risk-weighted assets (USD billion) | 12% | | 21 |
| Leverage exposure (USD billion) | 12% | | 45 |
| **Total** | **40%** | | |
| **Strategic Resolution Unit metrics** | | | |
| Adjusted income/(loss) before taxes (CHF million) | 12% | | (1,847) |
| Risk-weighted assets (CHF billion) | 16% | | 34 |
| Leverage exposure (CHF billion) | 12% | | 60 |
| **Total** | **40%** | | |

Payout level

Threshold (25%)
Target (80%)
Maximum (100%)

[1] Due to commercial sensitivity, only the target performance levels for the Group metrics are disclosed.

[2] The target performance level of CHF 18,045 million was set prior to accounting changes where certain expenses previously recognized as contra revenue were reclassified as operating expenses. Therefore, an amount of CHF 170 million for such accounting changes was deducted from adjusted operating expenses of CHF 17,941 million to ensure consistency with the target definition.

[3] The 2017 net new asset target was determined with reference to the legacy Private Banking business within Swiss Universal Bank prior to a reorganization effective January 1, 2017. Under the legacy Private Banking business, the external asset manager business was included at that time. Refer to I – Information on the Company – Divisions – Swiss Universal Bank – Business profile for further information. Private Banking net new assets for 2017 include net new assets from Private Clients of CHF 4.7 billion and net asset outflows of CHF 2.9 billion relating to the external asset manager business.

Assessment of performance against qualitative criteria (30% weighting)
The qualitative performance evaluation was based on criteria such as successful execution of business strategy, leadership initiatives, talent management, partnership and collaboration in strengthening the Group’s client focus, and contribution to the enhancement of the Group’s brand and reputation. The Compensation Committee noted that during 2017 the Executive Board continued to successfully implement the Group’s strategy. In particular, the divisional heads guided their respective businesses towards profitable growth in terms of higher adjusted income before taxes while maintaining the focus on clients and supporting the reputation of the Group. The Compensation Committee also noted the strong leadership qualities of the divisional and functional heads, the strengthening of compliance and control measures within the business and corporate functions, as well as the promotion of diversity and retention of key talent. Overall, the Compensation Committee determined that each of the Executive Board members had achieved between the target and maximum performance levels with respect to their qualitative objectives for the year.
2017 LTI awards
The 2017 LTI awards approved by shareholders at the 2017 AGM have a total maximum opportunity of CHF 31.2 million, following the 40% voluntary reduction. This represents the maximum amount payable if all Executive Board members achieve the maximum performance levels under the financial measures (50% weighting for the CET1 ratio/CET1 leverage ratio, cost target, and, as applicable, divisional performance metrics), and the Group RTSR (50% weighting) is ranked within the top four of the peer group at the end of the three-year performance measurement period. Due to commercial sensitivity of the internal financial metrics, performance against the target performance levels will only be disclosed retrospectively after the end of the three-year performance period. The fair value of the 2017 LTI awards at the time of grant was CHF 15.55 million.
> Refer to “Compensation design at a glance” and the 2016 Annual Report for further information on the 2017 LTI awards.
Compensation of the CEO and highest paid Executive Board member
The compensation for the CEO and highest paid Executive Board member, Tidjane Thiam, comprised of CHF 3.00 million base salary, which remained unchanged compared with the prior year, a 2017 STI award of CHF 3.98 million representing 88% of the maximum opportunity and a 2017 LTI award with a maximum opportunity of CHF 4.5 million (following the 40% voluntary reduction) and a fair value of CHF 2.25 million at the time of grant. In terms of realized compensation for 2017, Mr. Thiam received a base salary of CHF 3.00 million, pension and other benefits of CHF 0.25 million, dividend equivalents of CHF 0.22 million, and a CHF 1.99 million 2017 STI award in non-deferred cash.
The assessment of Mr. Thiam’s performance against the quantitative criteria is based on the same criteria and outcomes as described earlier for the Executive Board. In terms of the qualitative assessment, the Compensation Committee determined that Mr. Thiam had achieved the maximum performance level with respect to the qualitative measures. Some of the key highlights from Mr. Thiam’s qualitative assessment are summarized in the table below.
STI awards: 2017 qualitative assessment for the CEO (30% weighting)
Strategy execution
– Mr. Thiam has continued to successfully lead the Group towards achieving profitable growth, reducing the operating cost base, and improving the Group’s operating leverage by embedding a focus on fixed cost efficiency and effectiveness throughout the business
– He has overseen the prudent strengthening of the Group’s capital position and the orderly wind-down of legacy assets
Leadership initiatives
– Mr. Thiam has displayed sound leadership and success in driving the Group towards a cohesive and profitable client-centric bank
– Mr. Thiam has supported the development of an intelligence-led compliance organization and an industry-leading risk and control framework for compensation
– He has instigated a change in culture which emphasizes rewarding performance and ethical conduct, and has been personally engaged in resolving significant legacy issues
Talent management
– Mr. Thiam has fostered a culture of internal mobility and the development of talent within the Group, including the promotion of diversity and inclusion across the Group
Partnership and collaboration
– Mr. Thiam has continued to steer an integrated approach between wealth management and investment banking, such as the establishment of the International Trading Solutions business, which has enhanced the Group’s client offering and fostered collaboration and synergies across the Group
Brand and reputation
– Mr. Thiam continued to protect and build upon the Group’s reputation and brand during 2017

Utilization of Executive Board compensation approved at the 2017 AGM
At the 2017 AGM, shareholders approved an aggregate amount of fixed compensation to be paid to members of the Executive Board for the period from the 2017 AGM to the 2018 AGM of no more than CHF 31 million. By the time of the 2018 AGM, a total of CHF 29.1 million will have been paid to Executive Board members with respect to fixed compensation. Fixed compensation includes base salaries, role-based allowances, dividend equivalents, pension and benefits.
At the 2017 AGM, shareholders also approved an aggregate maximum amount of LTI compensation to be granted to members of the Executive Board for the 2017 financial year of no more than CHF 31.2 million. The actual 2017 LTI compensation awarded to members of the Executive Board corresponds to this maximum amount. The amount of the 2017 LTI award realized by each of the Executive Board members can only be determined after the completion of the three-year performance period.
In line with the Compensation Ordinance and as specified in the AoA, if new members join the Executive Board or members of the Executive Board are promoted during a period for which compensation has already been approved by shareholders, a further 30% of the aggregate amounts already approved may be used for the compensation of such members. No such additional amount was required in 2017.
Supplementary information
Cash settlement of share awards
The Executive Board members are permitted to elect, subject to minimum shareholding requirements, at a predefined date in advance of settlement, to receive their vested share-based awards in the form of shares, cash or 50% in the form of shares and 50% in cash, in each case based on the Group share price at the time of settlement. An election to receive cash is subject to reversal if at the time of settlement the Group share price is less than 75% of the share price at the time of election. The timing and pricing of settlement will be the same as under the previous award plan and as under the plans of the non-Executive Board population.
Contract lengths, termination and change in control provisions
All members of the Executive Board have employment contracts with the Group which are valid until terminated. The notice period for termination of employment by either the Group or the respective Executive Board member is six months. Executive Board members may be held to a non-compete period of up to one year and may be compensated for this period of time by mutual agreement. In the event of termination, there are no contractual provisions that allow for the payment of severance awards to Executive Board members beyond the regular compensation awarded during the notice period. Pre-defined conditions for all employees, including Executive Board members, apply for the payment of outstanding deferred compensation awards, depending on whether the termination of employment was voluntary, involuntary or the result of a change in control. There are no other contracts, agreements or arrangements with the members of the Executive Board that provide for other types of payments or benefits in connection with termination of employment that are not generally available to other employees of the Group.
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
Former Executive Board members (audited)
During 2017 and 2016, former Executive Board members received total compensation for services they continued to perform after they stepped down from the Executive Board of CHF 1.4 million and CHF 8.0 million, respectively. In addition, a total of CHF 4.1 million was paid during 2017 to former Executive Board members pursuant to non-compete arrangements agreed upon in 2015. Some former members of the Group’s most senior executive body who no longer provide services to the Group are still eligible to receive office infrastructure and secretarial support. These services are based on existing resources and are not used on a regular basis.
Other outstanding awards
As of December 31, 2017, the outstanding cash-based deferred compensation awards granted to certain Executive Board members in prior years comprised of the Capital Opportunity Fund (COF), CCA, LTI awards (from 2012 and 2013) and deferred cash awards. The cumulative value of such cash-based awards at their grant dates was CHF 21.57 million compared with CHF 21.19 million as of December 31, 2017. These amounts also include the cash value of dividend equivalents related to unvested share awards at their respective grant dates and at December 31, 2017.

Executive Board holdings and values of deferred share-based awards by individual
end of	Number of owned shares	[1]	Number of unvested awards (at maximum opportunity)	[2]	Number of owned shares and unvested awards	Value (CHF) of unvested awards at grant date (at maximum opportunity)	Value (CHF) of unvested awards at year end (at fair value)	[3]
2017
Tidjane Thiam	1,967		1,132,835		1,134,802	20,298,771	13,941,708
James L. Amine	382,106		1,098,488		1,480,594	18,110,327	11,694,777
Pierre-Olivier Bouée	38,204		439,832		478,036	7,200,011	5,345,214
Romeo Cerutti	199,630		410,871		610,501	6,945,908	4,389,711
Brian Chin	234,328		1,098,757		1,333,085	17,798,557	16,800,518
Peter Goerke	21,953		282,112		304,065	4,750,031	2,985,514
Thomas Gottstein	–		354,275		354,275	6,009,654	3,639,767
Iqbal Khan	25,135		379,846		404,981	6,412,346	4,016,413
David R. Mathers	52,672		704,359		757,031	11,723,886	7,726,820
Joachim Oechslin	–		386,390		386,390	6,627,551	4,027,112
Helman Sitohang	394,737		826,572		1,221,309	13,516,027	9,278,836
Lara Warner	2,036		325,449		327,485	5,501,327	3,445,577
Total	1,352,768		7,439,786		8,792,554	124,894,396	87,291,967
2016
Tidjane Thiam	81,927		1,032,118		1,114,045	20,718,964	12,550,161
James L. Amine	262,706		1,025,658		1,288,364	18,884,166	11,868,592
Pierre-Olivier Bouée	3,614		372,907		376,521	7,096,724	4,436,540
Romeo Cerutti	286,688		323,908		610,596	6,013,140	3,593,974
Brian Chin	109,013		692,600		801,613	14,516,015	10,118,886
Peter Goerke	17,640		223,951		241,591	4,407,779	2,428,892
Thomas Gottstein	64,318		273,660		337,978	5,177,166	2,858,578
Iqbal Khan	40,282		295,044		335,326	5,516,095	3,182,133
David R. Mathers	70,573		555,791		626,364	10,122,747	6,251,319
Joachim Oechslin	32,345		277,331		309,676	5,359,233	2,949,735
Helman Sitohang	244,895		777,688		1,022,583	14,138,551	9,092,974
Lara Warner	92,043		302,939		394,982	5,752,577	3,368,217
Total	1,306,044		6,153,595		7,459,639	117,703,157	72,700,001
1 Includes shares that were initially granted as deferred compensation and have vested.
2
Includes unvested shares originating from LTI awards calculated on the basis of maximum opportunity for awards that have not reached the end of their three-year performance period, given that the actual achievement level and associated number of unvested shares cannot be determined until the end of the performance period. We believe this is a more appropriate approach than our prior practice of applying the target performance level (i.e., 80% of maximum opportunity) in calculating the number of unvested shares. As such, the table for 2016 has been updated.

3 Includes the value of unvested LTI awards, which was determined based on fair value.
Executive Board loans (audited)
The majority of loans outstanding to Executive Board members are mortgages or loans against securities. Such loans are made on the same terms available to employees under the Group’s employee benefit plans. Pursuant to the AoA, each Executive Board member may be granted individual credit facilities or loans up to a maximum of CHF 20 million. As of December 31, 2017, 2016 and 2015, outstanding loans to Executive Board members amounted to CHF 26 million, CHF 25 million and CHF 26 million, respectively. The number of individuals with outstanding loans at the beginning and the end of 2017 was 8 and 8, respectively, and the highest loan outstanding was CHF 7 million to Mr. Gottstein.
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
> Refer to “Banking relationships with Board and Executive Board members and related party transactions” in IV – Corporate Governance – Additional information for further information.

Revised Executive Board compensation design for 2018
The overall compensation structure and design for the Executive Board in 2018 builds upon the existing framework. To reflect feedback after extensive consultation with shareholders and other external stakeholders, the Compensation Committee has proposed a number of changes to specific aspects of Executive Board compensation, effective from 2018, which are aligned with the Group’s strategic plan. The key changes are summarized in the following table, and further details on the 2018 STI and 2018 LTI award design are provided below.

| Element | Key changes | Rationale and outcome |
|---|---|---|
| Fixed compensation | ■ No change to base salaries | ■ Base salaries are at competitive levels, requiring no adjustment for 2018 |
| STI awards | ■ Introduction of STI award pool for Executive Board, with the total pool amount determined based on achievement of pre-determined Group financial (weighted as 67% of the maximum opportunity) and non-financial metrics (weighted as 33% of the maximum opportunity)<br>■ Allocation of pool amount to be based on CEO assessment and recommendation to the Compensation Committee, taking into account individualized balanced scorecard with financial and non-financial metrics<br>■ Revised metrics for assessing performance, including greater focus on Group-level financial metrics and removal of capital-based performance metrics<br>■ Reduced payout levels for achievement of target performance: 67% of the maximum opportunity (reduced from 80%) | ■ Performance criteria simplified and use of Group only performance metrics enables greater transparency<br>■ Replacement of capital-based metrics, given the Group's stronger capital position, with criteria that focus on profitability and operating leverage |
| LTI awards | ■ Revised metrics for assessing performance that focus on Group only metrics and removal of capital-based performance metrics<br>■ Introduction of RoTE[1] and TBVPS[1] as LTI performance metrics<br>■ Reduced payout levels for achievement of target performance: 67% of the maximum opportunity (reduced from 80%)<br>■ Weighting of RTSR component reduced to 33% (from 50%), with reduced payout for ranking below median and zero payout for bottom quartile ranking | ■ Performance criteria simplified and use of Group only performance metrics enables greater transparency<br>■ Replacement of capital-based metrics, given the Group's stronger capital position, with criteria that focus on generating returns and cumulative earnings<br>■ Lower weighting for RTSR component to place more emphasis on metrics that are more directly influenced by management's performance<br>■ Revised payout levels for RTSR ranking below median in line with Swiss market practice |
| Shareholding requirements[2] | ■ CEO minimum shareholding requirement at 500,000 shares (increased from 350,000 shares)<br>■ Executive Board member minimum shareholding requirement at 300,000 shares (increased from 150,000 shares) | ■ Increased minimum shareholding requirements to be more aligned with global banking peers |

[1] Non-GAAP financial measure.

[2] The thresholds include all Group shares held by or on behalf of the Executive Board members, including unvested share-based awards. Executive Board members are restricted from selling shares, or from receiving their share-based awards in the form of cash, until they fulfill the minimum shareholding requirements.

The performance target levels for the STI and LTI awards are set on the basis of the internal stretch targets, prior year performance, analyst expectations and publicly stated targets. For instance, the RoTE metric (a non-GAAP financial measure) is based on reported unadjusted results and will be measured as an average for the three performance years of 2018, 2019 and 2020. The threshold performance level was set at 5.0%, which exceeds the RoTE achieved for 2017 of 3.0% (before the impact of the CHF 2.3 billion non-cash tax charge primarily resulting from the US tax reform). The target performance level of 7.5% is significantly higher than the RoTE achieved for 2017, and is 50% higher than the threshold performance level of 5.0%. The maximum performance level of 11.0% was set taking into consideration our publicly stated ambitious objectives for 2019 (10-11%) and 2020 (11-12%), and the fact that 2018 is the final year of our three-year restructuring plan. As such, the 100% payout level will only be achieved if the average RoTE over the three years is at least 11%. The TBVPS metric (a non-GAAP financial measure) will also be measured as an average of the three performance years based on the values at the end of 2018, 2019 and 2020, respectively. The threshold performance level was set at a level which exceeds the TBVPS achieved at the end of 2017, and the target and maximum performance levels were set in consideration of internal stretch targets.

## LTI awards: key features

- Rewards achievement of long-term business plan and long-term returns for shareholders
- Maximum opportunity is expressed as a percentage of base salary taking into account role, market experience and geography
- Payout levels with respect to Group financial criteria are determined by average performance over three years:[1]
  - Maximum performance: 100%
  - Target performance: 67%
  - Threshold performance: 25%
  - Below threshold: 0%
- Payout levels with respect to RTSR ranking are shown in the chart "RTSR payout levels"
- Delivery in the form of shares with vesting in three equal tranches on the third, fourth and fifth anniversaries of the grant date

| Performance criteria | Weighting | Performance targets | | |
|---|---|---|---|---|
| | | Threshold | Target | Maximum |
| Three-year average reported RoTE[4] | 33⅓% | 5.0% | 7.5% | 11.0% |
| Three-year average TBVPS (CHF)[5] | 33⅓% | 15.00 | 16.00 | 18.00 |
| RTSR | 33⅓% | See "RTSR payout levels" | | |

### RTSR payout levels (%)[6]

100%
75%
50%
25%
10%
0%
15-19
13-14
11-12
9-10
6-8
1-5
Achievement Level – Ranking vs Peers (#)

### Vesting

2018
2019
2020
2021
2022
2023
LTI performance measurement period
LTI shares: ⅓ vest in 1Q21
LTI shares: ⅓ vest in 1Q22
LTI shares: ⅓ vest in 1Q23

[1] Payout levels between threshold, target and maximum performance levels are calculated as a linear percentage of the award opportunity.
[2] For UK PRA Code Staff, to comply with regulatory requirements, delivery comprises 20% immediate cash payment, 20% immediate Credit Suisse Group AG registered shares, subject to blocked period of 12 months, and 30% deferred cash and 30% deferred shares, vesting in five equal tranches on the third to seventh anniversaries of the grant date.
[3] Adjusted results are non-GAAP financial measures that exclude goodwill impairment, real estate transactions, business sales, restructuring expenses and major litigation provisions.
[4] RoTE is based on tangible shareholders' equity attributable to shareholders, a non-GAAP financial measure, which is calculated by deducting goodwill and other intangible assets from total shareholders' equity attributable to shareholders as presented in our balance sheet.
[5] TBVPS is a non-GAAP financial measure and excludes the impact of any dividends paid during the performance period, share buybacks, own credit movements and FX rate movements.
[6] To provide the benchmark for comparison of performance, a group of 18 peers has been chosen by the Compensation Committee based on size, geographic scope and business mix, and consists of companies with publicly traded shares where there is positive correlation to Credit Suisse in the relationship of share price movements and how they react to external market conditions. For the purposes of the RTSR ranking, the peer group list is unchanged since 2016 when the RTSR criteria was introduced, and consists of Banco Santander, Bank of America, Barclays, BBVA, BNP Paribas, Citigroup, Deutsche Bank, Goldman Sachs, ING Group, Intesa Sanpaolo, JPMorgan Chase, Julius Bär, Morgan Stanley, Nordea Bank, Royal Bank of Scotland, Société Générale, Standard Chartered and UBS.

Board of Directors compensation
Compensation structure
Board members receive fees which reflect their respective role, time commitment and scope of responsibility on the Board. The fee amounts are set at levels to attract and retain highly qualified and experienced individuals, taking into consideration levels at comparable leading Swiss companies. The base board and committee membership fees for the period from one AGM to the next are paid 50% in cash and 50% in Group shares in arrears in two equal installments, except for the Chairman and committee chairs as described below. The Group shares awarded are blocked and non-transferable for a period of four years. This ensures that the interests of Board members are closely aligned to the interests of shareholders. The fee amounts for the 2017 AGM to 2018 AGM Board period are shown in the table below, and are consistent with prior years, with the following changes:
– committee chairs continue to receive chair fees, but no longer receive the committee membership fees for serving on committees that they chair;
– revised Compensation Committee Chair fee to reflect the increased complexity and time commitment of this role and to further align with Swiss market practice (increased to CHF 300,000 compared with CHF 200,000 previously);
– Audit Committee Chair fee reduced to CHF 480,000 from CHF 560,000 previously; and
– Governance and Nominations Committee (formerly the Chairman’s and Governance Committee) membership fee reduced to CHF 50,000 from CHF 100,000 previously.
Membership fees: 2017 AGM – 2018 AGM
Role	Base fees	Chair fees	[1]	Committee fees
CHF million
Chairman	3,000,000	1,500,000		–
Board member [2]	250,000	–		–
Audit Committee (AC)	–	480,000		150,000
Governance and Nominations Committee (GNC)	–	No additional fee		50,000
Compensation Committee (CC)	–	300,000		100,000
Risk Committee (RC)	–	420,000		100,000
1 Committee chairs do not receive committee fees in addition to their chair fees.
2 The Vice-Chair and Lead Independent Director do not receive additional compensation for these roles.
Effective as of the 2018 AGM, the Risk Committee Chair fee will be reduced to CHF 400,000 from CHF 420,000 previously.
Compensation of the Chairman
The Chairman’s role is a full-time appointment. He is paid an annual base board fee of CHF 3.0 million in cash (divided into 12 monthly payments) plus a chair fee of CHF 1.5 million in Group shares delivered in one installment at the end of the current board period. The Chairman may also receive benefits from and make contributions to the Group pension fund in line with local market practice for the Group. For the period from the 2017 AGM to the 2018 AGM, the Chairman proposed to voluntarily waive 30% of his chair fee of CHF 1.5 million, an amount equivalent to CHF 0.45 million, and this proposal was approved by the Board. Going forward, as the Group completes its restructuring plan, the Board expects that the Chairman’s compensation will return to the previously approved level. The total compensation paid to the Chairman reflects his full-time status and active role in shaping the Group’s strategy, governing the Group’s affairs, engaging and maintaining a close working relationship with the CEO and senior management, and providing counsel and support, where appropriate. The Chairman coordinates the Board’s activities, works with the committee chairs to coordinate the tasks of the committees and ensures that Board members are provided with sufficient information to perform their duties. The Chairman drives the Board agenda on key topics such as the strategic development of the Group, corporate culture, succession planning and the structure and organization of the Group. The Chairman also steers the agenda on compensation and compensation structure, including the performance evaluation and compensation of the CEO and the Executive Board. He chairs the Board, the Governance and Nominations Committee and the shareholder meetings and takes an active role in representing the Group to regulators and supervisors, key shareholders, investors, and other external stakeholders. Moreover, he is a member of several Swiss and international industry associations on behalf of the Group, including the Swiss Bankers Association, the Swiss Finance Council, the Institute of International Finance and the European Banking Group.
Compensation of the committee chairs
The committee chair fees are fixed in advance and are not linked to the Group’s financial performance. The chair fees are paid 50% in cash and 50% in Group shares in one installment at the end of the current board period. In addition to the greater time commitment required to prepare and lead the committee work, the chair fees reflect the engagement of the three committee chairs throughout the year with regulators, shareholders, the business divisions and corporate functions and other stakeholders. Regulatory developments in the banking industry in recent years have put increasing demands on the Risk and Audit Committee Chairs, in particular, increasing the frequency of interaction with the Group’s main regulators on internal control, risk, capital and other matters under the supervision of these committees. Similarly, the greater focus of shareholders and regulators on compensation has resulted in an increased number of engagements between the Compensation Committee Chair and key shareholders and shareholder proxy advisers, as well as with regulators. The Compensation Committee held 10 meetings and calls during 2017. The Audit Committee Chair fee also considers the greater number of meetings required of the Audit Committee for the review and approval of the quarterly financial results and related filings and the Audit Committee Chair’s supervisory role over the Internal Audit function. The Audit Committee held 16 meetings and calls during 2017. The Risk Committee Chair fee considers the regular interaction required between the Risk Committee Chair and the Group chief risk officer and other senior managers in the risk management function, as well as his oversight role over the Credit Risk Review function, which reports directly to him. The Risk Committee held 6 meetings during 2017, and in addition, the Risk Committee Chair held numerous meetings with regulators and other stakeholders.
> Refer to the table “Members of the Board and Board committees” in IV – Corporate Governance – Board of Directors for further information.
> Refer to “Credit risk governance” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk coverage and management – Credit risk for further information on the Credit Risk Review function.
utilization of board compensation approved at the 2017 agm
At the 2017 AGM, shareholders approved an aggregate amount of compensation to be paid to members of the Board for the period from the 2017 AGM to the 2018 AGM of CHF 12 million. Of this amount, a total of CHF 11.5 million will have been paid to Board members by the time of the 2018 AGM, of which CHF 9.8 million related to fees for Group Board membership and CHF 1.7 million related to fees paid to certain Board members for subsidiary board membership. Total Group Board compensation is 5% lower than for the prior period, and aggregate Board and subsidiary board compensation for Board members is 4% higher due to the increase in compensation related to subsidiary board fees, which were not incurred in the prior period during the start-up phase of Credit Suisse (Schweiz) AG.
Board compensation from the 2017 AGM to the 2018 AGM (audited)
	Group											Subsidiaries
	GNC	AC	CC	RC	Base board fee	Committee fee	Chair fee	Pension and other benefits	Total	Of which awarded in Group shares	[1]	Subsidiary board fee	Pension and other benefits		Total including subsidiary boards	[2]
CHF
Urs Rohner, Chairman [3]	C				3,000,000	–	1,050,000	216,823	4,266,823	1,050,000		–	–		4,266,823
Iris Bohnet			M		250,000	100,000	–	–	350,000	175,000		–	–		350,000
Alexander Gottschling				M	250,000	100,000	–	–	350,000	175,000		33,333	–		383,333
Alexander Gut		M			250,000	150,000	–	–	400,000	200,000		150,000	–		550,000
Andreas N. Koopmann			M	M	250,000	200,000	–	–	450,000	225,000		–	–		450,000
Seraina Macia		M			250,000	150,000	–	–	400,000	200,000		–	–		400,000
Kai S. Nargolwala	M		C		250,000	50,000	300,000	–	600,000	300,000		–	–		600,000
Joaquin J. Ribeiro		M			250,000	150,000	–	–	400,000	200,000		–	–		400,000
Severin Schwan	M			M	250,000	150,000	–	–	400,000	200,000		–	–		400,000
Richard E. Thornburgh	M	M		C	250,000	200,000	420,000	–	870,000	435,000		271,600	–		1,141,600
John Tiner	M	C		M	250,000	150,000	480,000	–	880,000	440,000		218,250	–		1,098,250
Alexandre Zeller	M		M		250,000	150,000	–	–	400,000	200,000		800,000	216,823	[4]	1,416,823
Total					5,750,000	1,550,000	2,250,000	216,823	9,766,823	3,800,000		1,473,183	216,823		11,456,829
GNC = Governance and Nominations Committee; AC = Audit Committee; CC = Compensation Committee; RC = Risk Committee; C = Chair; M = Member
1
As of December 31, 2017, one-half of the Board member fees to be awarded in Group shares have been delivered to Board members. The applicable Group share price was CHF 16.11. The remaining shares will be delivered to Board members at or around the date of the 2018 AGM and the share price for this second share delivery will be determined at that time. Group shares are subject to a four-year blocking period.

2
At the 2017 AGM, shareholders approved a maximum amount of total compensation to be awarded to Board members until the 2018 AGM of CHF 12 million. For the total compensation awarded to members of the Board, the Group will make payments of CHF 0.5 million for the 2017/2018 Board period to cover the mandatory employer social security contributions as required under the social security laws applicable to the individual Board members based on their domicile and employment status. These contributions do not form part of the Board members' compensation.

3
The Chair fee of the Chairman is set at CHF 1.5 million to be awarded as 100% Group shares. For the period from the 2017 AGM to the 2018 AGM, the Chairman proposed to voluntarily waive 30% or CHF 0.45 million of his Chair fee and this proposal was approved by the Board. The total compensation of the Chairman includes benefits for the period from the 2017 AGM to the 2018 AGM of CHF 216,823, including pension and health insurance benefits.

4
Mr Zeller is eligible for pension and health insurance benefits in connection with his role as board member and chairman of the board of directors of the subsidiary Credit Suisse (Schweiz) AG, but not for his role as a member of the Group Board.

Board compensation from the 2016 AGM to the 2017 AGM (audited)
	Group											Subsidiaries
	GNC	AC	CC	RC	Base board fee	Committee fee	Chair fee	Pension and other benefits	Total	Of which awarded in Group shares	[1]	Subsidiary board fee	Total including subsidiary boards	[2]
CHF
Urs Rohner, Chairman [3]	C				3,000,000	–	750,000	230,929	3,980,929	750,000		–	3,980,929
Jassim Bin Hamad J.J. Al Thani					250,000	–	–	–	250,000	125,000		–	250,000
Iris Bohnet			M		250,000	100,000	–	–	350,000	175,000		–	350,000
Noreen Doyle	M			M	250,000	200,000	–	–	450,000	225,000		252,000	702,000
Alexander Gut		M			250,000	150,000	–	–	400,000	200,000		–	400,000
Andreas N. Koopmann			M	M	250,000	200,000	–	–	450,000	225,000		–	450,000
Jean Lanier	M		C		250,000	200,000	200,000	–	650,000	325,000		–	650,000
Seraina Macia		M			250,000	150,000	–	–	400,000	200,000		–	400,000
Kai S. Nargolwala			M	M	250,000	200,000	–	–	450,000	225,000		–	450,000
Joaquin J. Ribeiro		M			250,000	150,000	–	–	400,000	200,000		–	400,000
Severin Schwan				M	250,000	100,000	–	–	350,000	175,000		–	350,000
Richard E. Thornburgh	M	M		C	250,000	350,000	420,000	–	1,020,000	510,000		274,510	1,294,510
John Tiner	M	C		M	250,000	350,000	560,000	–	1,160,000	580,000		137,255	1,297,255
Total					6,000,000	2,150,000	1,930,000	230,929	10,310,929	3,915,000		663,765	10,974,694
GNC = Governance and Nominations Committee; AC = Audit Committee; CC = Compensation Committee; RC = Risk Committee; C = Chair; M = Member
1
As of December 31, 2016, one-half of the Board member fees to be awarded in Group shares have been delivered to Board members. The applicable Group share price was CHF 14.39. The remaining shares will be delivered to Board members at or around the date of the 2017 AGM and the share price for this second share delivery will be determined at that time. Group shares are subject to a four-year blocking period.

2
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

3
The Chair fee of the Chairman is set at CHF 1.5 million to be awarded as 100% Group shares. For the period from the 2016 AGM to the 2017 AGM, the Chairman proposed to voluntarily waive 50% or CHF 0.75 million of his Chair fee and this proposal was approved by the Board. The total compensation of the Chairman includes benefits for the period from the 2016 AGM to the 2017 AGM of CHF 230,929, including pension and health insurance benefits and lump sum expenses.

Compensation of Board members serving on subsidiary boards
A number of Board members also serve as members on the boards of Group subsidiary companies. This practice is consistent with the Group’s legal entity governance principles, which aim to foster a close alignment of the Group’s governance practices and those of its significant subsidiary companies.
> Refer to the “Governance of Group subsidiaries” and “Biographies of the Board members” in IV – Corporate Governance – Board of Directors for further information.
With the exception of the Chairman, Board members may receive separate fees for serving on subsidiary boards, in addition to their Board fees, which are paid in cash. These fees are approved by the respective subsidiary boards and are subject to ratification by the Board. All subsidiary board fees are included in the total amount of compensation of members of the Board proposed for approval by shareholders at the AGM. The Chairman does not receive separate fees for board memberships in other Group companies, as this is considered to be included as part of the Chairman’s compensation.
Going forward, the Board members newly appointed to serve on subsidiary boards will receive a flat subsidiary board membership fee of CHF 100,000 (or higher amounts if a Board member serves as the chair of the subsidiary board or a committee). This amount is generally less than that received by other external subsidiary board members, given that Board members are already familiar with the Group’s entities and activities. Serving on a subsidiary board is nevertheless a significant additional commitment for these Board members, reflected, for example, in the number of subsidiary board meetings held throughout the year as shown below.
Number of subsidiary board meetings
	Board	Committee	Total
Subsidiary
Credit Suisse (Schweiz) AG	7	12	19
Credit Suisse International (CSI) / Credit Suisse Securities (Europe) Limited (CSSEL)	12	18	30
Credit Suisse Holdings (USA) Inc.	17	15	32

supplementary information
Board shareholdings
The table below discloses the shareholdings of the Board members, their immediate family and companies in which they have a controlling interest. As of December 31, 2017 and 2016, there were no Board members with outstanding options.
Board shareholdings by individual
end of	2017	2016
December 31 (shares) [1]
Urs Rohner	189,956	197,861
Iris Bohnet	49,451	38,287
Andreas Gottschling	5,432	–
Alexander Gut	24,152	7,865
Andreas N. Koopmann	117,900	81,746
Seraina Macia	37,231	19,700
Kai S. Nargolwala	280,883	226,362
Joaquin J. Ribeiro	24,150	7,865
Severin Schwan	116,402	82,803
Richard E. Thornburgh	196,766	225,038
John Tiner	216,645	140,910
Alexandre Zeller	6,208	–
Total	1,265,176	1,028,437	[2]
1 Includes Group shares that are subject to a blocking period of up to four years; includes shareholdings of immediate family members.
2
Excludes 35,809 shares held by Jassim Bin Hadam J.J. Al Thani, 70,883 shares held by Noreen Doyle and 96,318 shares held by Jean Lanier as of December 31, 2016, who did not stand for re-election to the Board as of April 28, 2017.

Board loans
The majority of loans outstanding to members of the Board are mortgages or loans against securities. Such loans are made to Board members on the same terms available to third-party clients. Pursuant to the AoA, each member of the Board may be granted individual credit facilities or loans up to a maximum of CHF 20 million at market conditions. As of December 31, 2017, 2016 and 2015, outstanding loans to Board members amounted to CHF 11 million, CHF 10 million, and CHF 8 million respectively.
Board members with loans, including the Chairman, do not benefit from employee conditions, but are subject to conditions applied to clients with a comparable credit standing. Unless otherwise noted, all loans to Board members are made in the ordinary course of business and substantially on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons. Such loans do not involve more than the normal risk of collectability or present other unfavorable features. In addition to the loans listed below, the Group or any of its banking subsidiaries may enter into financing and other banking agreements with companies in which current Board members have a significant influence as defined by the SEC. Examples include holding executive and/or board level roles in these companies. Unless otherwise noted, loans extended by the Group to such companies are also made in the ordinary course of business and at prevailing market conditions. As of December 31, 2017, 2016 and 2015, there was no loan exposure to such related party companies that was not made in the ordinary course of business and at prevailing market conditions.
> Refer to “Banking relationships with Board and Executive Board members and related party transactions” in IV – Corporate Governance – Additional information for further information.
Board loans by individual (audited)
end of	2017	2016
December 31 (CHF)
Urs Rohner	4,745,000	4,830,000
Alexander Gut	30,000	30,000
Andreas N. Koopmann	5,197,600	4,195,000
Seraina Macia	968,000	976,000
Total	10,940,600	10,031,000
Includes loans to immediate family members and companies, in which the respective Board member has an ownership stake of 50% or higher.
Former members of the Board
Two former members of the Board are eligible to receive office infrastructure and secretarial support. These services are based on existing resources and are not used on a regular basis. No additional fees, severance payments or other forms of compensation were paid to former members of the Board or related parties during 2017 and 2016.

Group compensation
Compensation framework
The key elements of our current Group employees’ compensation framework and how they applied to various employee categories are shown below.
Base salaries
All employees are paid a base salary. Salary levels are based on the skills, qualifications and relevant experience of the individual, the responsibilities required by the role and external market factors.
Role-based allowances
Role-based allowances are a component of fixed compensation awarded to certain employees identified as PRA Code Staff under UK regulatory requirements or material risk-takers under other EU regulatory requirements. These role-based allowances are determined based on the role and organizational responsibility of the individuals. Role-based allowances are deemed to be fixed compensation for the purposes of calculating the cap of variable incentive compensation as required by the Capital Requirements Directive IV (CRD IV) and Capital Requirements Regulation (CRR). Role-based allowances for 2017 were paid entirely in cash on a non-deferred basis.
Variable incentive compensation
For 2017, variable incentive compensation was paid in cash unless the total compensation awarded to an employee for 2017 was greater than or equal to CHF 250,000 or the local currency equivalent or USD 250,000 for employees whose total compensation is denominated in US dollars. In these cases a portion was paid in cash and the balance was deferred, vesting at a later date.
Generally, employees receive the cash portion of their variable incentive compensation at a regular payroll settlement date close to the grant date. To comply with CRD IV requirements, employees who hold material risk-taker roles in respect of certain Group subsidiaries in the EU receive shares for 50% of the non-deferred portion of variable incentive compensation that would have been paid to them as cash. These shares are vested at the time of grant but remain blocked, that is, subject to transfer restrictions, for a period of 12 months.
To enable closer alignment with market practice and local variations, two deferral tables have been applied since 2015: one for the Americas and another for the rest of the world. For 2017, the deferral rates ranged from 17.5% to 60% of variable incentive compensation for employees located in the Americas, and 17.5% to 85% of variable incentive compensation for employees located elsewhere. The amount of variable incentive compensation paid in cash for 2017 was capped at CHF 2 million or the local currency equivalent (or USD 2 million for employees whose total compensation is denominated in US dollars) per employee.
Compensation components by employee category

Deferred compensation: key features

| Award | Delivery[1] | Vesting period[1] | Performance conditions |
|---|---|---|---|
| Share awards | ▪ One registered share per award<br>▪ Dividend equivalents (payable upon delivery) | ▪ 3 years (ratable vesting)<br>▪ 5 years (ratable vesting) for risk managers[2]<br>▪ 7 years (ratable vesting over five years, starting on the third anniversary) for senior managers[3] | ▪ No additional performance conditions |
| Performance share awards | ▪ One registered share per award<br>▪ Dividend equivalents (payable upon delivery) | ▪ 3 years (ratable vesting)<br>▪ 5 years (ratable vesting) for risk managers[2]<br>▪ 7 years (ratable vesting over five years, starting on the third anniversary) for senior managers[3] | ▪ Performance conditions apply to full balance of outstanding awards<br>▪ Negative adjustment applies in event of divisional loss[4] by the division in which the employee worked as of December 31, 2017, or a negative return on equity (RoE) of the Group, whichever results in a larger adjustment<br>▪ For employees in the corporate functions and the Strategic Resolution Unit, the negative adjustment only applies in the event of a negative RoE of the Group |
| Contingent Capital Awards (CCA) | ▪ At settlement, contingent capital instrument or cash payment based on the fair value of the CCA<br>▪ Prior to settlement, conditional right to receive semi-annual cash payments of interest equivalents<br>▪ Timing and form of distribution upon settlement is subject to approval by FINMA | ▪ 3 years (cliff vesting)<br>▪ 5 years (cliff vesting) for risk managers[2]<br>▪ 7 years (cliff vesting) for senior managers[3] | Prior to settlement, the principal amount would be written down to zero and forfeited if:<br>▪ The Group's reported CET1 ratio falls below 7%; or<br>▪ FINMA determines that cancellation of the CCA and other similar contingent capital instruments is necessary, or that the Group requires public sector capital support, in either case to prevent it from becoming insolvent or otherwise failing |

[1] Individuals in certain jurisdictions may be subject to conditions other than those outlined here in order to comply with local legal or regulatory requirements.
[2] Risk managers are a subset of the UK PRA Code Staff population, defined as individuals identified as having responsibility for managing or supervising risk-taking or significant risk functions for the Group's UK entities.
[3] Senior managers are a subset of the UK PRA Code Staff population, defined as individuals who retain the greatest influence over the strategic direction of the Group's UK business, and who also perform one or more of the PRA and UK Financial Conduct Authority's designated senior management functions and "prescribed responsibilities" for the relevant UK entities.
[4] Refer to table "Potential downward adjustments of performance share awards".

Potential downward adjustments of performance share awards
As described in the above table, performance share awards may be subject to negative adjustments in the event of a divisional loss. The amount of potential negative adjustment is shown in the table below.
Downward adjustment if division incurs a loss
Division pre-tax loss (in CHF billion)	Adjustment on award balance (in %)
(1.00)	(15)
(2.00)	(30)
(3.00)	(45)
(4.00)	(60)
(5.00)	(75)
(6.00)	(90)
(6.67)	(100)
Determination of the variable incentive compensation pools
In determining the pools, the Compensation Committee aims to balance the distribution of the Group’s profits between shareholders and employees. The primary driver of the pool amounts is the Group’s financial performance in terms of economic contribution, measured as adjusted income before taxes excluding variable incentive compensation expenses, after deducting a capital usage charge. Non-financial factors are also considered in the determination of the pool amounts, including progress on the achievement of strategic objectives, market position and trend, risk-related issues, relative performance compared to peers, and any extraordinary events, such as, but not limited to, company reorganizations, major legacy settlements or any other exceptional circumstances. In this regard, the Compensation Committee can apply discretion to make adjustments (including negative adjustments) to the variable incentive compensation pools.

For 2017, the Compensation Committee noted the 349% increase in Group adjusted income before taxes, from CHF 0.6 billion in 2016 to CHF 2.8 billion in 2017, and acknowledged that the Group had made strong progress in delivering against its strategic priorities of profitable growth and positive operative leverage through both higher revenues and lower operating expenses. Further, the wind-down of the Strategic Resolution Unit is on track for completion one year ahead of schedule by the end of 2018, which should, from 2019 onwards significantly reduce the drag on the Group’s operating profits from legacy positions compared with prior years. The Compensation Committee also considered a range of other factors such as relative performance versus peers, market position and market trends, as well as control, risk and ethical considerations. In addition, the Compensation Committee took into account the impact of the reduction in DTAs due to the enactment of the US Tax Cuts and Jobs Act, which resulted in a non-cash tax charge of CHF 2.3 billion to net income in the fourth quarter of 2017, primarily related to our US DTAs. Although this event was outside of the control of management, and had minimal impact on capital, liquidity, our ability to pay dividends or the Group’s underlying results, the Compensation Committee applied a downward adjustment of approximately CHF 100 million to the total Group variable incentive compensation pool to reflect the impact of the tax charge on net income. As such, after the downward adjustment, the Compensation Committee proposed an overall Group pool of CHF 3,190 million, 3% higher than 2016, which was approved by the Board.
> Adjusted results are non-GAAP financial measures that exclude goodwill impairment, real estate transactions, business sales, restructuring expenses and major litigation provisions. Refer to “Reconciliation of adjusted results” in II – Operating and financial review – Credit Suisse for further information.
Competitive benchmarking
The assessment of the economic and competitive environment is an important element of the compensation process as the Group strives for market-informed, competitive compensation levels. Internal expertise and the services of compensation consulting firms are used to benchmark compensation levels against relevant peers, taking into account geographical variations. The Compensation Committee is provided with regular reports from an independent compensation adviser on industry and market trends, including competitor performance and pay trends. The peers considered for the purposes of Group peer benchmarking are Bank of America, Barclays, Citigroup, Deutsche Bank, Goldman Sachs, JPMorgan Chase, Morgan Stanley and UBS. Specific benchmarking may include other peers, depending on the business area or geographic location, as appropriate.
Focus on risk and control
Risk and control considerations are an integral part of the performance assessment and compensation processes. This ensures that the Group’s approach to compensation includes a focus on risk and internal control matters and discourages excessive risk taking. Senior management from the Group’s corporate functions, including Compliance and Regulatory Affairs, General Counsel, Human Resources, Internal Audit, Product Control and Risk Management, provide the Compensation Committee with comprehensive feedback on regulatory, audit, disciplinary and risk-related issues or trends across the Group, relevant to the assessment of the Group’s risk and control culture. Divisions are assessed against risk and conduct measures for the year, and the consolidated findings are presented to the Compensation Committee and the CEO. Based on these assessments, the Compensation Committee may approve adjustments to the divisional pool levels as proposed by the CEO.
Aside from risk considerations, disciplinary events may also impact compensation decisions. Conduct and Ethics Boards (CEBs) review all disciplinary events and decide on disciplinary sanctions proposed by the recommendation teams, which include representatives from the control functions. CEBs have been established at the Group-wide level, as well as for each business division and the corporate functions overall. The Group CEB meets on a quarterly basis to ensure that sanctions applied are in line with the Group’s risk appetite, market practice and regulatory requirements.

Malus and clawback provisions
All deferred compensation awards granted contain malus provisions that enable the Group to reduce or cancel the awards prior to settlement if the participant engages in certain detrimental conduct. Malus provisions were enforced during the course of 2017. All variable incentive compensation granted to UK PRA Code Staff and employees regulated by the Bank of Italy are subject to clawback. Other EU-regulated employees are also subject to clawback provisions as required by applicable legal or regulatory requirements.
Covered Employees (including Material Risk Takers and Controllers)
Covered employees are subject to a heightened level of scrutiny over the alignment of their compensation with performance and risk considerations.

compensation outcomes for 2017
Of the total variable incentive compensation awarded across the Group for 2017, 45% was deferred, compared with 43% in 2016, and subject to certain conditions including future service, performance, market and malus criteria.
Total compensation awarded
For	2017					2016
	Unrestricted		Deferred	Total		Unrestricted		Deferred		Total
Fixed compensation (CHF million)
Salaries	5,504		90	5,594		5,728		–		5,728
Social security	671		–	671		697		–		697
Other	600	[1]	–	600		710	[1]	–		710
Total fixed compensation	6,775		90	6,865		7,135		–		7,135
Variable incentive compensation (CHF million)
Cash	1,708		–	1,708		1,706		–		1,706
Share awards	38		613	651		37		566		603
Performance share awards	–		478	478		–		451		451
Contingent Capital Awards	–		241	241		–		229		229
Other cash awards	–		112	112		–		95	[2]	95	[2]
Total variable incentive compensation	1,746		1,444	3,190		1,743		1,341		3,084
Other variable compensation (CHF million)
Severance awards	1		–	1		8		–		8
Cash-based commissions	–		–	–		20		–		20
Other [3]	26		244	270	[4]	47		350		397	[5]
Total other variable compensation	27		244	271		75		350		425
Total compensation awarded (CHF million)
Total compensation awarded	8,548		1,778	10,326		8,953		1,691		10,644
of which guaranteed bonuses	49		72	121		27		35		62
1 Includes pension and other post-retirement expense of CHF 242 million and CHF 384 million in 2017 and 2016, respectively.
2 Restated to reflect the revised 2016 STI award proposal of the Executive Board, which was approved by shareholders at the 2017 AGM.
3 Includes replacement awards to compensate employees for the equivalent fair value of deferred awards cancelled by previous employers, as well as retention awards and sign-on payments.
4 Includes CHF 65 million of cash retention awards in Asia Pacific.
5 Includes CHF 249 million of deferred share and cash retention awards relating to the reorganization of the Global Markets and Investment Banking & Capital Markets businesses.
Number of employees awarded variable incentive and other compensation
	2017				2016
	MRTC	[1]	Other employees	Total	MRTC	[1]	Other employees	Total
Number of employees awarded variable incentive compensation
Variable incentive compensation	1,070		41,614	42,684	939		42,473	43,412
of which cash	1,070		41,614	42,684	939		42,473	43,412
of which share awards	983		6,011	6,994	897		6,145	7,042
of which performance share awards	990		859	1,849	890		905	1,795
of which Contingent Capital Awards	963		4,833	5,796	869		4,910	5,779
of which other cash awards	41		240	281	49		176	225
Number of employees awarded other variable compensation
Severance awards	2		181	183	1		195	196
Cash-based commissions	–		–	–	–		220	220
Guaranteed bonuses	16		162	178	11		151	162
Other [2]	44	[3]	821	865	148	[3]	690	838
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
3 For 2017 and 2016, sign-on payments were paid to 3 and 12 MRTC, respectively.

Compensation awarded to Material Risk Takers and Controllers
For	2017				2016
	Unrestricted		Deferred	Total	Unrestricted		Deferred		Total
Fixed compensation (CHF million)
Total fixed compensation	536		59	595	510		–		510
Variable incentive compensation (CHF million)
Cash	298		–	298	285		–		285
Share awards	38		177	215	36	[1]	163	[1]	199
Performance share awards	–		299	299	–		279		279
Contingent Capital Awards	–		116	116	–		108		108
Other cash awards	–		35	35	–		28		28
Total variable incentive compensation	336		627	963	321		578		899
Other variable compensation (CHF million)
Severance awards	1		–	1	1		–		1
Other [2]	8	[3]	88	96	17	[3]	215		232
Total other variable compensation	9		88	97	18		215		233
Total compensation (CHF million)
Total compensation	881		774	1,655	849		793		1,642
of which guaranteed bonuses	10		25	35	3		9		12
Excluding Executive Board members who were in office on December 31, 2017. Of the total compensation awarded to MRTC for 2017 and 2016, 47% and 48%, respectively, was deferred. Of the total variable incentive compensation awarded to MRTC for 2017 and 2016, 65% and 64%, respectively, was deferred.

1 Prior period has been corrected.
2 Includes replacement awards to compensate employees for the equivalent fair value of deferred awards cancelled by previous employers, as well as retention awards and sign-on payments.
3 For 2017 and 2016, sign-on payments paid to MRTC amounted to CHF 5 million and CHF 12 million, respectively.
Group compensation and benefits expense
Compensation and benefits expenses recognized in the current year income statement include salaries, role-based allowances, variable compensation, benefits and employer taxes on compensation. Variable compensation expense generally reflects the variable incentive cash compensation for the current year, amortization of deferred compensation awards granted in prior years, as well as severance payments, commission payments, replacement awards, retention awards, and sign-on payments. Deferred variable incentive compensation granted for the current year is expensed in future periods during which it is subject to future service, performance and malus criteria and other restrictive covenants.

Group compensation and benefits expense
in	2017				2016
	Current compen- sation	Deferred compen- sation		Total	Current compen- sation	Deferred compen- sation		Total
Fixed compensation expense (CHF million)
Salaries	5,504	52	[1]	5,556	5,728	25		5,753
Social security [2]	671	–		671	697	–		697
Other [3]	600	–		600	710	–		710
Total fixed compensation expense	6,775	52		6,827	7,135	25		7,160
Variable incentive compensation expense (CHF million)
Cash	1,708	–		1,708	1,706	–		1,706
Share awards	38	525	[4]	563	37	603	[4]	640
Performance share awards	–	348		348	–	370		370
Contingent Capital Awards	–	280		280	–	235		235
Contingent Capital share awards	–	18		18	–	30		30
Capital Opportunity Facility awards	–	14		14	–	13		13
Plus Bond awards	–	–		–	–	5		5
2008 Partner Asset Facility awards [5]	–	7		7	–	13		13
Other cash awards	–	392		392	–	335		335
Total variable incentive compensation expense	1,746	1,584		3,330	1,743	1,604		3,347
Other variable compensation expense (CHF million)
Severance payments	1	–		1	8	–		8
Commissions	–	–		–	20	–		20
Other [6]	19	–		19	37	–		37
Total other variable compensation expense	20	–		20	65	–		65
Total compensation expense (CHF million)
Total compensation expense	8,541	1,636		10,177	8,943	1,629		10,572
Restructuring expenses in connection with the strategic review of the Group are disclosed separately and are not part of the total compensation expenses. These restructuring expenses included cash severance expenses of CHF 192 million and CHF 218 million relating to 1,774 and 1,796 employees in 2017 and 2016, respectively.

1 Includes fixed deferred expense of CHF 4 million for share awards and CHF 48 million for other cash awards.
2 Represents the Group's portion of employees' mandatory social security.
3 Includes pension and other post-retirement expense of CHF 242 million and CHF 384 million in 2017 and 2016, respectively.
4 Includes CHF 34 million and CHF 46 million of compensation expense associated with replacement share awards granted in 2017 and 2016, respectively.
5 Includes the change in the underlying fair value of the indexed assets during the period.
6 Includes replacement awards to compensate employees for the equivalent fair value of deferred awards cancelled by previous employers, as well as retention awards and sign-on payments.
Supplementary information
Group estimated unrecognized compensation expense
The following table shows the estimated compensation expense that has not yet been recognized through the income statement for deferred compensation awards granted for 2017 and prior years that were outstanding as of December 31, 2017, with comparative information for 2016. These estimates were based on the fair value of each award on the grant date, taking into account the current estimated outcome of relevant performance criteria and estimated future forfeitures. No estimate has been included for future mark-to-market adjustments.
Group estimated unrecognized compensation expense
end of	Deferred compensation			2017	Deferred compensation				2016
	For 2017	For prior-year awards		Total	For 2016		For prior-year awards		Total
Estimated unrecognized compensation expense (CHF million)
Share awards	569	472	[1]	1,041	565		445	[1]	1,010
Performance share awards	445	158		603	446		119		565
Contingent Capital Awards	229	119		348	218		109		327
Contingent Capital share awards	–	3		3	–		24		24
Other cash awards	112	194		306	95	[2]	181		276	[2]
Total estimated unrecognized compensation expense	1,355	946		2,301	1,324		878		2,202
1
Includes CHF 71 million and CHF 43 million of estimated unrecognized compensation expense associated with replacement share awards granted to new employees in 2017 and 2016, respectively, not related to prior years.

2 Restated to reflect the revised 2016 STI award proposal of the Executive Board, which was approved by shareholders at the 2017 AGM.

Limitations on share-based awards
The Group prohibits employees from entering into transactions to hedge the value of outstanding share-based awards but allows employees to hedge awards that have already vested. Employee pledging of unvested, or vested and undistributed share-based awards is also prohibited, except with the approval of the Compensation Committee. These provisions also apply to Executive Board members.
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
In 2017, the Group’s share delivery obligations were covered by shares purchased in the market. The Group intends to continue to cover its future share delivery obligations through market purchases.
Share-based awards outstanding
At the end of 2017, there were 147.5 million share-based awards outstanding, of which 84.9 million were share awards, 54.2 million were performance share awards and 8.4 million were CCA share awards.
> Refer to “Note 28 – Employee deferred compensation” in VI – Consolidated financial statements – Credit Suisse Group for further information.
Subsequent activity
In early 2018, the Group granted approximately 34.1 million new share awards and 26.5 million new performance share awards with respect to performance in 2017. Further, the Group awarded CHF 241 million of deferred variable incentive compensation in the form of CCA pursuant to the Group’s compensation policy.
In the first half of 2018, the Group plans to settle 68.1 million deferred awards from prior years, including 40.2 million share awards and 25.3 million performance share awards. The Group plans to meet this delivery obligation through market purchases.
> Refer to “Capital management” in III – Treasury, Risk, Balance sheet and Off-balance sheet for more information.
Changes to the value of outstanding deferred awards
Employees experience changes to the value of their deferred compensation awards during the vesting period due to both implicit and explicit value changes. Implicit value changes primarily reflect market-driven effects, such as changes in the Group share price, changes in the value of the COF, CCA and FX rate movements. Explicit value changes reflect risk adjustments triggered by conditions related to negative performance in the performance share awards, forfeiture, or the malus provisions in all deferred awards. The final value of an award will only be determined at settlement.
> Refer to “Note 28 – Employee deferred compensation” in VI – Consolidated financial statements – Credit Suisse Group for further information on COF.
The following table provides a comparison of the outstanding deferred compensation awards at the end of 2016 and 2017, indicating the value of changes due to ex post implicit and ex post explicit adjustments. For 2017, the change in value for the outstanding deferred compensation awards was mainly due to implicit adjustments driven primarily by changes in the Group share price, FX rate movements and changes in the value of CCA.
Outstanding deferred compensation awards
in / end	Total outstanding end of 2016	Granted in 2017	Vested/ settled in 2017	Ex post explicit adjustments	Ex post implicit adjustments	Total outstanding end of 2017	% of which exposed to ex post explicit adjustments
Cash-based awards (CHF million)
CCAs	806	224	(306)	(29)	50	745	100%
Other cash awards	461	199	(240)	(14)	(4)	402	100%
Share-based awards (CHF million)
Share awards	1,069	789	(581)	(69)	269	1,477	100%
Performance share awards	707	458	(364)	(32)	174	943	100%
CCA share awards	197	–	(77)	(6)	32	146	100%
Total	3,240	1,670	(1,568)	(150)	521	3,713

Report of the Statutory Auditor
Report of the Statutory Auditor To the General Meeting of Shareholders of Credit Suisse Group AG, Zurich _____________________________________________________________________We have audited the accompanying compensation report dated March 23, 2018 of Credit Suisse Group AG (the “Group”) for the year ended December 31, 2017. The audit was limited to the information according to articles 14-16 of the Ordinance against Excessive Compensation in Stock Exchange Listed Companies (the “Ordinance”) contained in the sections marked with (audited) on pages 230 to 241 of the compensation report.Responsibility of the Board of DirectorsThe Board of Directors is responsible for the preparation and overall fair presentation of the compensation report in accordance with Swiss law and the Ordinance. The Board of Directors is also responsible for designing the compensation system and defining individual compensation packages. Auditor's ResponsibilityOur responsibility is to express an opinion on the accompanying compensation report. We conducted our audit in accordance with Swiss Auditing Standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the compensation report complies with Swiss law and articles 14 16 of the Ordinance.An audit involves performing procedures to obtain audit evidence on the disclosures made in the compensation report with regard to compensation, loans and credits in accordance with articles 14 16 of the Ordinance. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatements in the compensation report, whether due to fraud or error. This audit also includes evaluating the reasonableness of the methods applied to value components of compensation, as well as assessing the overall presentation of the compensation report.We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion. OpinionIn our opinion, the compensation report for the year ended December 31, 2017 of the Group complies with Swiss law and articles 14 16 of the Ordinance.KPMG AGNicholas EdmondsRalph DichtLicensed Audit ExpertLicensed Audit ExpertAuditor in ChargeZurich, SwitzerlandMarch 23, 2018

Consolidated financial statements – Credit Suisse Group
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
4 Segment information
5 Net interest income
6 Commissions and fees
7 Trading revenues
8 Other revenues
9 Provision for credit losses
10 Compensation and benefits
11 General and administrative expenses
12 Restructuring expenses
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

Report of the Independent Registered Public Accounting Firm
Report of the Independent Registered Public Accounting FirmTo the shareholders and Board of DirectorsCredit Suisse Group AG, Zurich_____________________________________________________________________Opinion on the Consolidated Financial StatementsWe have audited the accompanying consolidated balance sheets of Credit Suisse Group AG and subsidiaries (the “Group”) as of December31, 2017 and 2016, and the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for each of the years in the threeyear period ended December31, 2017, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Group’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 23, 2018 expressed an unqualified opinion on the effectiveness of the Group’s internal control over financial reporting.Basis for OpinionThese consolidated financial statements are the responsibility of the Group’s management and the Board of Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.KPMG AGNicholas EdmondsAnthony AnzevinoLicensed Audit ExpertGlobal Lead PartnerAuditor in ChargeWe have served as the Group’s auditor since 1989.Zurich, SwitzerlandMarch 23, 2018

[this page intentionally left blank]

Consolidated financial statements
Consolidated statements of operations
	Reference to notes	in
		2017	2016	2015
Consolidated statements of operations (CHF million)
Interest and dividend income	5	17,057	17,374	19,341
Interest expense	5	(10,500)	(9,812)	(10,042)
Net interest income	5	6,557	7,562	9,299
Commissions and fees	6	11,817	11,092	12,044
Trading revenues	7	1,317	313	1,340
Other revenues	8	1,209	1,356	1,114
Net revenues		20,900	20,323	23,797
Provision for credit losses	9	210	252	324
Compensation and benefits	10	10,177	10,572	11,546
General and administrative expenses	11	6,835	9,770	8,574
Commission expenses		1,430	1,455	1,623
Goodwill impairment	20	0	0	3,797
Restructuring expenses	12	455	540	355
Total other operating expenses		8,720	11,765	14,349
Total operating expenses		18,897	22,337	25,895
Income/(loss) before taxes		1,793	(2,266)	(2,422)
Income tax expense	27	2,741	441	523
Net income/(loss)		(948)	(2,707)	(2,945)
Net income/(loss) attributable to noncontrolling interests		35	3	(1)
Net income/(loss) attributable to shareholders		(983)	(2,710)	(2,944)
Earnings/(loss) per share (CHF)
Basic earnings/(loss) per share	13	(0.41)	(1.27)	(1.65)
Diluted earnings/(loss) per share	13	(0.41)	(1.27)	(1.65)
Consolidated statements of comprehensive income
in	2017	2016	2015
Comprehensive income/(loss) (CHF million)
Net income/(loss)	(948)	(2,707)	(2,945)
Gains/(losses) on cash flow hedges	(27)	(20)	16
Foreign currency translation	(1,031)	515	(1,156)
Unrealized gains/(losses) on securities	(13)	1	(4)
Actuarial gains/(losses)	695	394	(661)
Net prior service credit/(cost)	(121)	36	155
Gains/(losses) on liabilities related to credit risk	(1,976)	(1,043)	–
Other comprehensive income/(loss), net of tax	(2,473)	(117)	(1,650)
Comprehensive income/(loss)	(3,421)	(2,824)	(4,595)
Comprehensive income/(loss) attributable to noncontrolling interests	28	(2)	(19)
Comprehensive income/(loss) attributable to shareholders	(3,449)	(2,822)	(4,576)
The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated balance sheets
	Reference to notes	end of
		2017	2016
Assets (CHF million)
Cash and due from banks		109,815	121,161
of which reported at fair value		212	200
of which reported from consolidated VIEs		232	369
Interest-bearing deposits with banks		726	772
of which reported at fair value		0	26
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	14	115,346	134,839
of which reported at fair value		77,498	87,331
Securities received as collateral, at fair value		38,074	32,564
of which encumbered		23,632	30,762
Trading assets, at fair value	15	156,334	165,150
of which encumbered		49,237	52,322
of which reported from consolidated VIEs		1,348	2,744
Investment securities	16	2,191	2,489
of which reported at fair value		2,191	2,489
of which reported from consolidated VIEs		381	511
Other investments	17	5,964	6,777
of which reported at fair value		3,506	4,096
of which reported from consolidated VIEs		1,833	2,006
Net loans	18	279,149	275,976
of which reported at fair value		15,307	19,528
of which encumbered		186	132
of which reported from consolidated VIEs		267	284
allowance for loan losses		(882)	(938)
Premises and equipment	19	4,686	4,711
of which reported from consolidated VIEs		151	199
Goodwill	20	4,742	4,913
Other intangible assets	21	223	213
of which reported at fair value		158	138
Brokerage receivables		46,968	33,431
Other assets	22	32,071	36,865
of which reported at fair value		9,018	9,383
of which encumbered		134	257
of which reported from consolidated VIEs		2,398	2,617
Total assets		796,289	819,861
The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated balance sheets (continued)
	Reference to notes	end of
		2017	2016
Liabilities and equity (CHF million)
Due to banks	23	15,413	22,800
of which reported at fair value		197	437
Customer deposits	23	361,162	355,833
of which reported at fair value		3,511	3,576
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	14	26,496	33,016
of which reported at fair value		15,262	19,634
Obligation to return securities received as collateral, at fair value		38,074	32,564
Trading liabilities, at fair value	15	39,119	44,930
of which reported from consolidated VIEs		3	18
Short-term borrowings		25,889	15,385
of which reported at fair value		11,019	4,061
of which reported from consolidated VIEs		0	1
Long-term debt	24	173,032	193,315
of which reported at fair value		63,628	72,868
of which reported from consolidated VIEs		863	1,759
Brokerage payables		43,303	39,852
Other liabilities	22	31,612	39,855
of which reported at fair value		8,624	9,493
of which reported from consolidated VIEs		204	244
Total liabilities		754,100	777,550
Common shares		102	84
Additional paid-in capital		35,668	32,131
Retained earnings		24,973	25,954
Treasury shares, at cost		(103)	0
Accumulated other comprehensive income/(loss)	25	(18,738)	(16,272)
Total shareholders' equity		41,902	41,897
Noncontrolling interests		287	414
Total equity		42,189	42,311

Total liabilities and equity		796,289	819,861
	Reference to notes	end of
		2017	2016
Additional share information
Par value (CHF)		0.04	0.04
Authorized shares [1]		3,271,129,950	2,797,379,244
Common shares issued	25	2,556,011,720	2,089,897,378
Treasury shares	25	(5,757,666)	0
Shares outstanding	25	2,550,254,054	2,089,897,378
1 Includes issued shares and unissued shares (conditional, conversion and authorized capital).
The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated statements of changes in equity
	Attributable to shareholders
	Common shares	Additional paid-in capital		Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income/ (loss)	Total share- holders' equity	Non- controlling interests	Total equity
2017 (CHF million)
Balance at beginning of period	84	32,131		25,954	0	(16,272)	41,897	414	42,311
Purchase of subsidiary shares from non- controlling interests, not changing ownership [1,2]	–	–		–	–	–	–	(163)	(163)
Sale of subsidiary shares to noncontrolling interests, not changing ownership [2]	–	–		–	–	–	–	65	65
Net income/(loss)	–	–		(983)	–	–	(983)	35	(948)
Cumulative effect of accounting changes, net of tax	–	–		2	–	–	2	–	2
Total other comprehensive income/(loss), net of tax	–	–		–	–	(2,466)	(2,466)	(7)	(2,473)
Issuance of common shares	18	5,195		–	–	–	5,213	–	5,213
Sale of treasury shares	–	1		–	12,033	–	12,034	–	12,034
Repurchase of treasury shares	–	–		–	(12,757)	–	(12,757)	–	(12,757)
Share-based compensation, net of tax	–	36		–	621	–	657	–	657
Financial instruments indexed to own shares [3]	–	19		–	–	–	19	–	19
Dividends paid	–	(1,546)	[4]	–	–	–	(1,546)	(4)	(1,550)
Changes in scope of consolidation, net	–	–		–	–	–	–	(41)	(41)
Other	–	(168)		–	–	–	(168)	(12)	(180)
Balance at end of period	102	35,668		24,973	(103)	(18,738)	41,902	287	42,189
2016 (CHF million)
Balance at beginning of period	78	31,925		29,139	(125)	(16,635)	44,382	636	45,018
Purchase of subsidiary shares from non- controlling interests, changing ownership	–	(13)		–	–	–	(13)	(6)	(19)
Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	–		–	–	–	–	(103)	(103)
Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–		–	–	–	–	112	112
Net income/(loss)	–	–		(2,710)	–	–	(2,710)	3	(2,707)
Cumulative effect of accounting changes, net of tax	–	–		(475)	–	475	–	–	–
Total other comprehensive income/(loss), net of tax	–	–		–	–	(112)	(112)	(5)	(117)
Issuance of common shares	6	1,661		–	–	–	1,667	–	1,667
Sale of treasury shares	–	7		–	16,160	–	16,167	–	16,167
Repurchase of treasury shares	–	–		–	(16,197)	–	(16,197)	–	(16,197)
Share-based compensation, net of tax	–	178		–	162	–	340	–	340
Financial instruments indexed to own shares	–	(164)		–	–	–	(164)	–	(164)
Dividends paid	–	(1,435)		–	–	–	(1,435)	–	(1,435)
Changes in scope of consolidation, net	–	–		–	–	–	–	(194)	(194)
Other	–	(28)		–	–	–	(28)	(29)	(57)
Balance at end of period	84	32,131		25,954	0	(16,272)	41,897	414	42,311
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

4 Paid out of capital contribution reserves.
The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated statements of changes in equity (continued)
	Attributable to shareholders
	Common shares	Additional paid-in capital	Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income/ (loss)	Total share- holders' equity	Non- controlling interests	Total equity
2015 (CHF million)
Balance at beginning of period	64	27,007	32,083	(192)	(15,003)	43,959	1,042	45,001
Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	–	–	–	–	–	(381)	(381)
Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–	–	–	–	–	55	55
Net income/(loss)	–	–	(2,944)	–	–	(2,944)	(1)	(2,945)
Total other comprehensive income/(loss), net of tax	–	–	–	–	(1,632)	(1,632)	(18)	(1,650)
Issuance of common shares	14	6,731	–	–	–	6,745	–	6,745
Sale of treasury shares	–	(37)	–	18,789	–	18,752	–	18,752
Repurchase of treasury shares	–	–	–	(19,761)	–	(19,761)	–	(19,761)
Share-based compensation, net of tax	–	(321)	–	1,039	–	718	–	718
Financial instruments indexed to own shares	–	(106)	–	–	–	(106)	–	(106)
Dividends paid	–	(1,137)	–	–	–	(1,137)	–	(1,137)
Changes in scope of consolidation	–	–	–	–	–	–	(58)	(58)
Other	–	(212)	–	–	–	(212)	(3)	(215)
Balance at end of period	78	31,925	29,139	(125)	(16,635)	44,382	636	45,018
The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated statements of cash flows
in	2017	2016	2015
Operating activities of continuing operations (CHF million)
Net income/(loss)	(948)	(2,707)	(2,945)
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities of continuing operations (CHF million)
Impairment, depreciation and amortization	894	937	4,889
Provision for credit losses	210	252	324
Deferred tax provision/(benefit)	2,238	(193)	32
Share of net income/(loss) from equity method investments	(153)	(65)	(134)
Trading assets and liabilities, net	4,652	21,100	26,245
(Increase)/decrease in other assets	(15,597)	9,611	11,395
Increase/(decrease) in other liabilities	(1,931)	(1,255)	(22,805)
Other, net	2,093	(905)	(1,933)
Total adjustments	(7,594)	29,482	18,013
Net cash provided by/(used in) operating activities of continuing operations	(8,542)	26,775	15,068
Investing activities of continuing operations (CHF million)
(Increase)/decrease in interest-bearing deposits with banks	40	117	349
(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	14,286	(7,056)	36,964
Purchase of investment securities	(86)	(88)	(376)
Proceeds from sale of investment securities	14	14	19
Maturities of investment securities	422	363	908
Investments in subsidiaries and other investments	(1,094)	(1,403)	(594)
Proceeds from sale of other investments	1,970	1,737	1,938
(Increase)/decrease in loans	(13,674)	(3,745)	(5,446)
Proceeds from sales of loans	9,938	2,468	1,579
Capital expenditures for premises and equipment and other intangible assets	(1,068)	(1,164)	(1,102)
Proceeds from sale of premises and equipment and other intangible assets	1	55	13
Other, net	65	749	409
Net cash provided by/(used in) investing activities of continuing operations	10,814	(7,953)	34,661
The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated statements of cash flows (continued)
in	2017	2016	2015
Financing activities of continuing operations (CHF million)
Increase/(decrease) in due to banks and customer deposits	3,423	10,267	(29,149)
Increase/(decrease) in short-term borrowings	5,018	6,594	(18,148)
Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(5,251)	(14,525)	(22,149)
Issuances of long-term debt	43,556	52,984	77,858
Repayments of long-term debt	(62,554)	(47,132)	(49,365)
Issuances of common shares	4,253	725	6,035
Sale of treasury shares	12,034	16,167	18,752
Repurchase of treasury shares	(12,757)	(16,197)	(19,761)
Dividends paid	(590)	(493)	(427)
Other, net	77	377	186
Net cash provided by/(used in) financing activities of continuing operations	(12,791)	8,767	(36,168)
Effect of exchange rate changes on cash and due from banks (CHF million)
Effect of exchange rate changes on cash and due from banks	(827)	1,244	(582)
Net increase/(decrease) in cash and due from banks (CHF million)
Net increase/(decrease) in cash and due from banks	(11,346)	28,833	12,979

Cash and due from banks at beginning of period	121,161	92,328	79,349
Cash and due from banks at end of period	109,815	121,161	92,328
Supplemental cash flow information
in	2017	2016	2015
Cash paid for income taxes and interest (CHF million)
Cash paid for income taxes	540	662	1,010
Cash paid for interest	9,961	9,136	10,208
Assets acquired and liabilities assumed in business acquisitions (CHF million)
Fair value of assets acquired	0	0	3
Assets and liabilities sold in business divestitures (CHF million)
Assets sold	1,777	425	35
Liabilities sold	1,658	383	7
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
Principles of consolidation
The consolidated financial statements include the financial statements of the Group and its subsidiaries. The Group’s subsidiaries are entities in which it holds, directly or indirectly, more than 50% of the voting rights or where it exercises control. The Group consolidates limited partnerships in cases where it is the general partner and the limited partners do not have either substantive kick out rights and/or substantive participating rights or is a limited partner with substantive rights to kick out the general partner or dissolve the partnership and participate in significant decisions made in the ordinary course of business. The Group also consolidates VIEs if the Group is the primary beneficiary in accordance with Accounting Standards Codification (ASC) Topic 810 – Consolidation. The effects of material intercompany transactions and balances have been eliminated.
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
For the purpose of consolidation, the assets and liabilities of Group companies with functional currencies other than the Swiss franc are translated into Swiss franc equivalents using year-end spot foreign exchange rates, whereas revenues and expenses are translated at weighted average foreign exchange rates for the period. Translation adjustments arising from consolidation are included in accumulated other comprehensive income/(loss) (AOCI) within total shareholders’ equity. Cumulative translation adjustments are released from AOCI and recorded in the consolidated statements of operations when the Group disposes and loses control of a consolidated foreign subsidiary.
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
Assets and liabilities recorded under these agreements are accounted for on one of two bases, the accrual basis or the fair value basis. Under the accrual basis, interest earned on reverse repurchase agreements and interest incurred on repurchase agreements are reported in interest and dividend income and interest expense, respectively. The fair value basis of accounting may be elected pursuant to ASC Topic 825 – Financial Instruments, and any resulting change in fair value is reported in trading revenues. Accrued interest income and expense are recorded in the same manner as under the accrual method. The Group has elected the fair value basis of accounting on selected agreements.
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
Allowance for loan losses on loans held-to-maturity
The allowance for loan losses is composed of the following components: probable credit losses inherent in the portfolio and those losses specifically identified. Changes in the allowance for loan losses are recorded in the consolidated statements of operations in provision for credit losses and in interest income (for provisions on past due interest).
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
The estimate of the component of the allowance for specifically identified credit losses on impaired loans is based on a regular and detailed analysis of each loan in the portfolio considering collateral and counterparty risk. The Group considers a loan impaired when, based on current information and events, it is probable that the Group will be unable to collect the amounts due according to the contractual terms of the loan agreement. For non-collateral-dependent impaired loans, an impairment is measured using the present value of estimated future cash flows, except that as a practical expedient an impairment may be measured based on a loan’s observable market price. For collateral-dependent impaired loans, an impairment is measured using the fair value of the collateral.

A loan is classified as non-performing no later than when the contractual payments of principal and/or interest are more than 90 days past due except for subprime residential loans which are classified as non-performing no later than when the contractual payments of principal and/or interest are more than 120 days past due. The additional 30 days ensure that these loans are not incorrectly assessed as non-performing during the time when servicing of them typically is being transferred. However, management may determine that a loan should be classified as non-performing notwithstanding that contractual payments of principal and/or interest are less than 90 days past due or, in the case of subprime residential loans, 120 days past due. For non-performing loans, a provision is recorded in an amount equal to any accrued but unpaid interest at the date the loan is classified as non-performing, resulting in a charge to the consolidated statements of operations. In addition, the Group continues to add accrued interest receivable to the loan’s balance for collection purposes; however, a provision is recorded resulting in no interest income recognition. Thereafter, the outstanding principal balance is evaluated at least annually for collectability and a provision is established as necessary.
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
Write-off of a loan occurs when it is considered certain that there is no possibility of recovering the outstanding principal. Recoveries of loans previously written off are recorded based on the cash or estimated fair value of other assets received.
> Refer to “Impaired loans” in Note 18 – Loans, allowance for loan losses and credit quality for further information on the write-off of a loan and related accounting policies.
Loans held-for-sale
Loans, which the Group intends to sell in the foreseeable future, are considered held-for-sale and are carried at the lower of amortized cost or market value determined on either an individual method basis, or in the aggregate for pools of similar loans if sold or securitized as a pool. Loans held-for-sale are included in other assets. Revaluation losses incurred at the transfer into the held-for-sale category are generally recorded as credit losses. Gains and losses on loans held-for-sale subsequent to the transfer into the held-for-sale category are recorded in other revenues.
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
Premises and equipment
Premises and equipment (including equipment under operating leases where the Group is the lessor), with the exception of land, are carried at cost less accumulated depreciation.
Buildings are depreciated on a straight-line basis over their estimated useful lives, generally 40 to 67 years, and building improvements are depreciated on a straight-line basis over their estimated useful lives, generally not exceeding five to ten years. Land is carried at historical cost and is not depreciated. Leasehold improvements, such as alterations and improvements to rented premises, are depreciated on a straight-line basis over the shorter of the lease term or estimated useful life, which generally does not exceed ten years. Equipment, such as computers, machinery, furnishings, vehicles and other tangible non-financial assets, is depreciated using the straight-line method over its estimated useful lives, generally three to ten years. Certain leasehold improvements and equipment, such as data center power generators, may have estimated useful lives greater than ten years.
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
Recognition of an impairment on non-financial assets
The Group evaluates premises and equipment and finite intangible assets for impairment at least annually and whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Where the carrying amount of an asset exceeds the recoverable amount, the asset is considered impaired and an impairment is recorded in general and administrative expenses. Recognition of an impairment on such assets establishes a new cost base, which is not adjusted for subsequent recoveries in value.
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
Brokerage receivables and brokerage payables
The Group recognizes receivables and payables from transactions in financial instruments purchased from and sold to customers, banks and broker-dealers. The Group is exposed to risk of loss resulting from the inability of counterparties to pay for or deliver financial instruments purchased or sold, in which case the Group would have to sell or purchase, respectively, these financial instruments at prevailing market prices. To the extent an exchange or clearing organization acts as counterparty to a transaction, credit risk is generally considered to be limited. The Group establishes credit limits for each customer and requires them to maintain margin collateral in compliance with applicable regulatory and internal guidelines. In order to conduct trades with an exchange or a third-party bank, the Group is required to maintain a margin. This is usually in the form of cash and deposited in a separate margin account with the exchange or broker. If available information indicates that it is probable that a brokerage receivable is impaired, an allowance is established. Write-offs of brokerage receivables occur if the outstanding amounts are considered uncollectible.
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
Customer deposits
Customer deposits represent funds held from customers (both retail and commercial) and banks and consist of interest-bearing demand deposits, savings deposits and time deposits. Interest is accrued based on the contractual provisions of the deposit contract.
Long-term debt
Total long-term debt is composed of debt issuances which do not contain derivative features (vanilla debt), as well as hybrid debt instruments with embedded derivatives, which are issued as part of the Group’s structured product activities. Long-term debt includes both Swiss franc and foreign currency denominated fixed and variable rate bonds.
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
For capital management purposes, the Group issues hybrid capital instruments in the form of low- and high-trigger tier 1 and tier 2 capital notes, with a write-off or contingent share conversion feature. Typically, these instruments have an embedded derivative that is bifurcated for accounting purposes. The embedded derivative is measured separately and changes in fair value are recorded in trading revenue. The host contract is generally accounted for under the amortized cost method unless the fair value option has been elected and the entire instrument is carried at fair value.
The Group’s long-term debt also includes various equity-linked and other indexed instruments with embedded derivative features, for which payments and redemption values are linked to commodities, stocks, indices, currencies or other assets. The Group elected to account for substantially all of these instruments at fair value. Changes in the fair value of these instruments are recognized as a component of trading revenues, except for changes in fair value attributed to own credit risk, which is recorded in other comprehensive income, net of tax, and recycled to trading revenue when the debt is de-recognized.
Other liabilities
Guarantees
In cases where the Group acts as a guarantor, the Group recognizes in other liabilities, at the inception of a guarantee, a liability for the fair value of the obligations undertaken in issuing such a guarantee, including its ongoing obligation to perform over the term of the guarantee in the event that certain events or conditions occur.
Pension and other post-retirement benefits
Credit Suisse sponsors a number of post-employment benefit plans for its employees worldwide, which include defined benefit pension plans and other post-employment benefits. The major plans are located in Switzerland, the UK and the US.
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
Share-based compensation
For all share-based awards granted to employees, compensation expense is measured at grant date or modification date based on the fair value of the number of awards for which the requisite service is expected to be rendered and is recognized in the consolidated statements of operations over the required service period on a straight-line basis.
Windfall and shortfall tax benefits, representing the incremental tax effects of the difference between the compensation expense recorded in the US GAAP accounts and the tax deduction received, are recorded in the income statement at the point in time the deduction for tax purposes is recorded.
Compensation expense for share-based awards that vest in their entirety at the end of the vesting period (cliff vesting) and awards that vest in annual installments (graded vesting), which only contain a service condition that affects vesting, is recognized on a straight-line basis over the service period for the entire award. However, if awards with graded vesting contain a performance condition, then each installment is expensed as if it were a separate award (“front-loaded” expense recognition). Furthermore, recognition of compensation expense is accelerated to the date an employee becomes eligible for retirement.
Certain share-based awards also contain a performance condition. In the event of either a negative return on equity (ROE) of the Group or a divisional loss, any outstanding performance share awards will be subject to a reduction. The amount of compensation expense recorded includes an estimate of any expected reductions. For each reporting period after the grant date, the expected number of shares to be ultimately delivered upon vesting is reassessed and reflected as an adjustment to the cumulative compensation expense recorded in the income statement. The basis for the ROE calculation may vary from year to year, depending on the Compensation Committee’s determination for the year in which the performance shares are granted.
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
Commissions and fees
Fee revenue is recognized when all of the following criteria have been met: persuasive evidence of an arrangement exists, services have been rendered, the price is fixed or determinable and collectability is reasonably assured. Fee income can be divided into two broad categories: income earned from services that are provided over a certain period of time, for which customers are generally billed on an annual or semi-annual basis, and income earned from providing transaction-type services. Fees earned from services that are provided over a certain period of time are recognized ratably over the service period. Fees earned from providing transaction-type services are recognized when the service has been completed. Performance-linked fees or fee components are recognized at any contractual measurement date when the contractually agreed thresholds are met.
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
If the criteria noted are met, the transaction is considered a multiple-deliverable arrangement where revenue recognition is determined separately for each deliverable. The consideration received on the total arrangement is allocated to the multiple deliverables based on the selling price of each deliverable. The selling price used for each deliverable will be based on vendor-specific objective evidence if available, third-party evidence if vendor-specific objective evidence is not available, or estimated selling price if neither vendor-specific objective evidence or third-party evidence is available.
Taxes collected from customers and remitted to governmental authorities are accounted for on a net basis.
2 Recently issued accounting standards
Recently adopted accounting standards
ASC Topic 350 – Intangibles - Goodwill and Other
In January 2017, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2017-04, “Simplifying the Test for Goodwill Impairment” (ASU 2017-04), an update to Accounting Standards Codification (ASC) Topic 805 – Business Combinations. ASU 2017-04 simplified the subsequent measurement of goodwill by eliminating step two from the goodwill impairment test. ASU 2017-04 was effective for annual and any interim impairment tests performed for periods beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. ASU 2017-04 was to be applied on a prospective basis. The Group elected to early adopt ASU 2017-04 on January 1, 2017, which did not have a material impact on the Group’s financial position, results of operations or cash flows.
ASC Topic 718 – Compensation – Stock Compensation
In March 2016, the FASB issued ASU 2016-09, “Improvements to Employee Share-Based Payment Accounting” (ASU 2016-09), an update to ASC Topic 718 – Compensation—Stock Compensation. The amendments in ASU 2016-09 provided simplification updates for several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities and classification on the statement of cash flows. The adoption of ASU 2016-09 on January 1, 2017 resulted in the recognition of previously unrecorded deferred tax asset net operating loss balances which arose due to prior tax windfalls that did not immediately result in cash tax savings. The adjustment resulted in an increase in retained earnings of CHF 85 million upon adoption.

ASC Topic 740 – Income Taxes
In October 2016, the FASB issued ASU 2016-16, “Intra-Entity Transfers of Assets Other Than Inventory” (ASU 2016-16), an update to ASC Topic 740 – Income Taxes. The amendments in ASU 2016-16 eliminated the exception for an intra-entity transfer of an asset other than inventory. ASU 2016-16 was required to be applied on a modified retrospective basis through a cumulative effect adjustment directly to retained earnings as of the beginning of the period of adoption. ASU 2016-16 was effective for annual reporting periods beginning after December 15, 2017, including interim reporting periods within those annual reporting periods. Early adoption was permitted. The Group elected to early adopt ASU 2016-16 on January 1, 2017, which resulted in a reclassification from other assets to deferred tax assets. The net impact upon adoption was a reduction in retained earnings of CHF 81 million.
ASC Topic 825 – Financial Instruments – Overall
In January 2016, the FASB issued ASU 2016-01, “Recognition and Measurement of Financial Assets and Financial Liabilities” (ASU 2016-01), an update to ASC Topic 825 – Financial Instruments – Overall. The amendments in ASU 2016-01 addressed certain aspects of recognition, measurement, presentation and disclosure of financial instruments. The amendments primarily affected the accounting for equity investments, financial liabilities under the fair value option and the presentation and disclosure requirements for financial instruments. Early adoption of the full standard was not permitted; however, certain sections of ASU 2016-01 relating to fair value option-elected financial liabilities could be early adopted in isolation. The amendments to ASU 2016-01 required the changes in fair value relating to instrument-specific credit risk of fair value option elected financial liabilities to be presented separately in AOCI. The Group early adopted these sections of the update on January 1, 2016. As a result of the adoption, the Group reclassified CHF 475 million, net of tax, from retained earnings to AOCI.
The adoption of the remaining amendments to ASU 2016-01 on January 1, 2018 resulted in a reclassification of unrealized gains and losses previously reported in AOCI for available-for-sale equity securities to retained earnings of CHF 21 million, net of tax. ASU 2016-01 also required that certain equity instruments without readily determinable fair value be measured at fair value, excluding instances in which measurement alternative is applied; however, this requirement did not have a material impact on the Group’s financial position, results of operations or cash flows.
Standards to be adopted in future periods
ASC Topic 220 – Income Statements – Reporting Comprehensive Income
In January 2018, the FASB issued ASU 2018-02, “Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income” (ASU 2018-02), an update to ASC Topic 220 – Income Statement – Reporting Comprehensive Income. The amendments in ASU 2018-02 allow a reclassification from AOCI to retained earnings for the stranded tax effects resulting from the US Tax Cuts and Jobs Act.
ASU 2018-02 is effective for annual reporting periods and interim periods within those periods beginning after December 15, 2018. Early adoption is permitted in any period for which financial statements have not yet been issued. The Group may elect to apply the amendments to ASU 2018-02 to the beginning of the period (annual or interim) of adoption or retrospectively for each period in which the tax effects of the US Tax Cuts and Jobs Act related to items remaining in AOCI are recognized. The Group is currently evaluating the impact of the adoption of ASU 2018-02 on the Group’s financial position, results of operations and cash flows.
ASC Topic 230 – Statement of Cash Flows
In November 2016, the FASB issued ASU 2016-18, “Restricted Cash (a consensus of the FASB Emerging Issues Task Force)” (ASU 2016-18), an update to ASC Topic 230 – Statement of Cash Flows. ASU 2016-18 required that cash amounts described as restricted cash and cash equivalents be included in cash and cash equivalents when reconciling total amounts in the statements of cash flows. ASU 2016-18 was required to be applied retrospectively to all periods presented beginning in the year of adoption. The adoption of ASU 2016-18 on January 1, 2018 did not have an impact on the Group’s financial position, results of operations and cash flows.
In August 2016, the FASB issued ASU 2016-15, “Classification of Certain Cash Receipts and Cash Payments (a consensus of the Emerging Issues Task Force)” (ASU 2016-15), an update to ASC Topic 230 – Statement of Cash Flows. The amendments in ASU 2016-15 provided guidance regarding classification of certain cash receipts and payments where diversity in practice was observed. ASU 2016-15 was required to be applied retrospectively to all periods presented beginning in the year of adoption. The adoption of ASU 2016-15 on January 1, 2018 did not have an impact on the Group’s financial position, results of operations and cash flows and, as such, prior periods were not restated.
ASC Topic 326 – Financial Instruments – Credit Losses
In June 2016, the FASB issued ASU 2016-13, “Measurement of Credit Losses on Financial Instruments” (ASU 2016-13), creating ASC Topic 326 – Financial Instruments – Credit Losses. ASU 2016-13 is intended to improve financial reporting by requiring timelier recording of credit losses on financial assets measured at amortized cost basis (including, but not limited to loans), net investments in leases recognized as lessor and off-balance sheet credit exposures. ASU 2016-13 eliminates the probable initial recognition threshold under the current incurred loss methodology for recognizing credit losses. Instead, ASU 2016-13 requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions and reasonable and supportable forecasts. The Group will incorporate forward-looking information and macroeconomic factors into its credit loss estimates. ASU 2016-13 requires enhanced disclosures to help investors and other financial statement users to better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of an organization’s portfolio. As the Group is a US Securities and Exchange Commission (SEC) filer, ASU 2016-13 is effective for annual reporting periods beginning after December 15, 2019, including interim periods within those annual reporting periods. Early adoption will be permitted for annual reporting periods, including interim periods within those annual reporting periods, beginning after December 15, 2018; however, the Group does not intend to early adopt ASU 2016-13.
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
The Group expects that the new CECL methodology would generally result in increased and more volatile allowance for loan losses. The main impact drivers include:
– the remaining life of the loans measured at amortized cost and the off-balance sheet credit exposures at the adoption date and subsequent reporting dates because of the new requirement to measure lifetime expected credit losses;
– the point of time in the economic cycle at the adoption date and subsequent reporting dates because of the new requirement to incorporate reasonable and supportable forward looking information and macroeconomic factors; and
– the credit quality of the loans measured at amortized cost and the off-balance sheet credit exposures at the adoption date and subsequent reporting dates.
Upon adoption of the standard, the Group expects an adjustment to be posted to retained earnings for any changes in loan losses. As the implementation progresses, the Group will continue to evaluate the extent of the impact of the adoption of ASU 2016-13 on the Group’s financial position, results of operations and cash flows.
ASC Topic 606 – Revenue from Contracts with Customers
In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers” (ASU 2014-09), creating ASC Topic 606 – Revenue from Contracts with Customers and superseding ASC Topic 605 – Revenue Recognition. The core principle of the guidance was that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflected the consideration to which the entity expected to be entitled in exchange for those goods or services. ASU 2014-09 outlined key steps that an entity should follow to achieve the core principle. ASU 2014-09 also included disclosure requirements that enabled users of the financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.
ASU 2014-09 and its subsequent amendments were effective for the annual reporting period beginning after December 15, 2017, including interim reporting periods within that reporting period. Early adoption was permitted for annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period.
The Group established a cross-functional implementation team and governance structure for the project. The Group’s implementation efforts included the identification of revenue and costs within the scope of the guidance, as well as the evaluation of revenue contracts under the new guidance and related accounting policies. The guidance did not apply to revenue associated with financial instruments, including loans and securities that are accounted for under other US GAAP guidance.
The Group adopted ASU 2014-09 on January 1, 2018 using the modified retrospective approach with a transition adjustment recognized in retained earnings without restating comparatives. As a result of adoption, there was a decrease in retained earnings, net of tax, of CHF 44 million due to a change in timing of the recognition of certain fees in investment banking and private banking.
Additionally, the new revenue recognition criteria required the Group to present underwriting revenue, reimbursed expenses in fund management and in investment banking advisory, gross of offsetting expenses in contrast to prior periods in which the financial statements presented these amounts net of offsetting expenses; this change in presentation from net to gross would have increased the revenues and expenses in 2017 by approximately CHF 0.2 billion, which was not included in the previously stated transition amount. Furthermore, with the adoption of ASU 2014-09, the brokerage, clearing and exchange expenses, which are incurred when acting as an agent on behalf of clients buying or selling exchange traded cash securities, exchange traded derivatives or centrally cleared OTC derivatives, are offset against the commission income. The change in presentation of brokerage, clearing and exchange expenses would have decreased the revenues and expenses in 2017 by approximately CHF 0.1 billion, which was not included in the previously stated transition amount.
ASC Topic 715 – Compensation – Retirement Benefits
In March 2017, the FASB issued ASU 2017-07, “Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost” (ASU 2017-07), an update to ASC Topic 715 – Compensation – Retirement Benefits. The amendments in ASU 2017-07 required that the service cost component of the net periodic benefit cost be presented in the same income statement line item(s) as other employee compensation costs arising from services rendered during the period. Other components of the net periodic benefit cost should be reported separately from the line item(s) that included the service cost and outside of any subtotal of operating income. ASU 2017-07 was required to be applied retrospectively to all periods presented beginning in the year of adoption. The adoption of ASU 2017-07 on January 1, 2018 resulted in a restatement that, upon adoption, increased compensation and benefits and reduced general and administrative expenses by CHF 153 million and CHF 37 million as of December 31, 2017 and 2016, respectively.
ASC Topic 815 – Derivatives and Hedging
In August 2017, the FASB issued ASU 2017-12, “Targeted Improvements to Accounting Hedging Activities” (ASU 2017-12), an update to ASC Topic 815 – Derivatives and Hedging. ASU 2017-12 makes changes to the hedge accounting model intended to facilitate financial reporting that more closely reflects an entity’s risk management activities and to simplify application of hedge accounting. The amendments in ASU 2017-12 provide more hedging strategies that will be eligible for hedge accounting, ease the documentation and effectiveness assessment requirements and result in changes to the presentation and disclosure requirements of hedge accounting activities. ASU 2017-12 is effective for annual reporting periods beginning after December 15, 2018, and for the interim periods within those annual reporting periods. Early adoption, including adoption in an interim period, is permitted. The Group is currently evaluating the impact of the adoption of ASU 2017-12 on the Group’s financial position, results of operations and cash flows.
ASC Topic 842 – Leases
In February 2016, the FASB issued ASU 2016-02, “Leases” (ASU 2016-02), creating ASC Topic 842 – Leases and superseding ASC Topic 840 – Leases. ASU 2016-02 sets out the principles for the recognition, measurement, presentation and disclosure of leases for both lessees and lessors. ASU 2016-02 also includes disclosure requirements to provide more information about the amount, timing and uncertainty of cash flows arising from leases. Lessor accounting is substantially unchanged compared to the current accounting guidance. Under the current lessee accounting model the Group is required to distinguish between finance leases, which are recognized on the balance sheet, and operating leases, which are not. ASU 2016-02 will require lessees to present a right-of-use asset and a corresponding lease liability on the balance sheet for all leases with a lease term of greater than twelve months. ASU 2016-02, as amended by ASU 2018-01 ”Land Easement Practical Expedient for Transition to Topic 842”, is effective for annual reporting periods beginning after December 15, 2018, and for the interim periods within those annual reporting periods. Early adoption is permitted; however the Group does not intend to early adopt ASU 2016-02.
The Group has established a cross-functional implementation team and governance structure for the project. The Group is currently reviewing its existing contracts to determine the impact of the adoption of ASU 2016-02. The Group expects an increase in total assets and total liabilities as a result of recognizing right-of-use assets and lease liabilities for all leases under the new guidance. The Group does not expect a material change to the timing of expense recognition and is currently evaluating the impact of the adoption of ASU 2016-02 on the Group’s financial position, results of operations and cash flows.
3 Business developments, significant shareholders and subsequent events
The Group’s significant business developments for 2017 as well as the Group’s significant shareholders are discussed below.
Business developments
Capital increase
On May 18, 2017, the Group held an Extraordinary General Meeting at which shareholders approved a capital increase by way of a rights offering. By the end of the rights exercise period on June 7, 2017, 99.2% of the rights had been exercised and 390,206,406 newly issued shares were subscribed. The remaining 3,026,166 newly issued shares that were not subscribed were sold in the market. The capital increase resulted in 393,232,572 newly issued shares and net proceeds for the Group of CHF 4.1 billion.
Legal entity structure
In order to align the corporate structure of Credit Suisse (Schweiz) AG with that of the Swiss Universal Bank division, the following equity stakes held by the Group were transferred to Credit Suisse (Schweiz) AG: (i) 100% equity stake in Neue Aargauer Bank AG, (ii) 100% equity stake in BANK-now AG, and (iii) 50% equity stake in Swisscard AECS GmbH. The transfer of these equity stakes took place by way of an a-fonds-perdu contribution from the Group to Credit Suisse AG and immediately thereafter via a subsequent sale of those equity stakes from Credit Suisse AG to Credit Suisse (Schweiz) AG. The a-fonds-perdu contribution and the subsequent sale took place at the respective equity stakes’ aggregate Swiss GAAP carrying value as recorded by the Group. The transfer was completed on March 31, 2017.

Significant shareholders
Significant shareholders registered in the share register
The following table includes significant shareholders (including nominees) with holdings in Group shares of at least 5% of the voting rights, which were registered in the share register as of December 31, 2017 and 2016, respectively.
Significant shareholders registered in the share register
end of	2017				2016
	Number of shares (million)	Total nominal value (CHF million)	Share- holding (%)		Number of shares (million)	Total nominal value (CHF million)	Share- holding (%)
Direct shareholders [1]
Chase Nominees Ltd. [2]	329	13	12.88		335	13	16.03
Nortrust Nominees Ltd. [2]	140	6	5.49		113	5	5.39
The Bank of New York Mellon [2]	–	–	–	[3]	107	4	5.14
Crescent Holding GmbH	–	–	–	[3]	107	4	5.10
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
Information received from shareholders not registered in the share register
In addition to the shareholdings registered in the share register of the Group, the Group has obtained and reported to the >>>SIX Swiss Exchange (SIX) the following information from its shareholders in accordance with the notification requirements of the Swiss Federal Act on Financial Market Infrastructures and Market Conduct in Securities and Derivatives Trading. These shareholders may hold their shareholdings in Group shares through a nominee.
In a disclosure notification that the Group published on November 9, 2013, the Group was notified that as of November 4, 2013, Harris Associates L.P. held 81.5 million shares, or 5.17% of the voting rights, of the registered Group shares issued as of the date of the notified transaction. No further disclosure notification has been received from Harris Associates L.P. relating to holdings of registered Group shares since 2013. This position includes the reportable position of Harris Associates Investment Trust (4.97% of the voting rights), as published by the SIX on November 28, 2017.
In a disclosure notification that the Group published on May 12, 2017, the Group was notified that as of May 8, 2017, Norges Bank held 106.1 million shares, or 5.08% of the voting rights, of the registered Group shares issued as of the date of the notified transaction. In a disclosure notification that the Group published on February 15, 2018, the Group was notified that Norges Bank’s shareholdings and voting rights of Group shares had fallen below the 5% threshold as of February 13, 2018.
In 2017, the Group received disclosure notifications from The Olayan Group and The Capital Group Companies, Inc. that their holdings of registered Group shares and voting rights had fallen below the 5% threshold. BlackRock, Inc.’s as well as Qatar Holding LLC’s holdings of registered Group shares and voting rights remained below the 5% threshold both as of December 31, 2017 and as of December 31, 2016.
Subsequent events
There were no subsequent events.

4 Segment information
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
The segment information reflects the Group’s six reportable segments, which are managed and reported on a pre-tax basis, as follows:
– The Swiss Universal Bank division offers comprehensive advice and a wide range of financial solutions to private, corporate and institutional clients primarily domiciled in the Group’s home market Switzerland. The Private Clients business has a leading franchise in the Group’s home market and serves >>>ultra-high-net-worth individuals (UHNWI), >>>high-net-worth individuals, >>>affluent and retail clients. The Corporate & Institutional Clients business serves large corporate clients, small and medium-sized enterprises, institutional clients, external asset managers and financial institutions.
– The International Wealth Management division through its Private Banking business offers comprehensive advisory services and tailored investment and financing solutions to wealthy private clients and external asset managers in Europe, the Middle East, Africa and Latin America. The Asset Management business offers investment solutions and services globally to a broad range of clients, including pension funds, governments, foundations and endowments, corporations and individuals.
– In the Asia Pacific division the wealth management, financing and underwriting and advisory teams work closely together to deliver integrated advisory services and solutions to target ultra-high-net-worth, entrepreneur and corporate clients. The Wealth Management & Connected business combines activities in wealth management with the financing, underwriting and advisory activities. The Markets business represents the Group’s equities and fixed income trading business in Asia Pacific, which supports the wealth management activities, but also deals extensively with a broader range of institutional clients.
– The Global Markets division offers a broad range of financial products and services to client-driven businesses and also supports the Group’s global wealth management businesses and their clients. The suite of products and services includes global securities sales, trading and execution, prime brokerage and comprehensive investment research. Clients include financial institutions, corporations, governments, institutional investors, such as pension funds and hedge funds, and private individuals around the world.
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
Net revenues and income/(loss) before taxes
in	2017	2016	2015
Net revenues (CHF million)
Swiss Universal Bank	5,396	5,759	5,721
International Wealth Management	5,111	4,698	4,552
Asia Pacific	3,504	3,597	3,839
Global Markets	5,551	5,497	6,826
Investment Banking & Capital Markets	2,139	1,972	1,787
Strategic Resolution Unit	(886)	(1,271)	511
Corporate Center	85	71	561
Net revenues	20,900	20,323	23,797
Income/(loss) before taxes (CHF million)
Swiss Universal Bank	1,765	2,025	1,675
International Wealth Management	1,351	1,121	723
Asia Pacific	729	725	377
Global Markets	450	48	(1,931)
Investment Banking & Capital Markets	369	261	(314)
Strategic Resolution Unit	(2,135)	(5,759)	(2,652)
Corporate Center	(736)	(687)	(300)
Income/(loss) before taxes	1,793	(2,266)	(2,422)
Total assets
end of	2017	2016
Total assets (CHF million)
Swiss Universal Bank	228,857	228,363
International Wealth Management	94,753	91,083
Asia Pacific	96,497	97,221
Global Markets	242,159	239,700
Investment Banking & Capital Markets	20,803	20,784
Strategic Resolution Unit	45,629	80,297
Corporate Center	67,591	62,413
Total assets	796,289	819,861
Net revenues and income/(loss) before taxes by geographic location
in	2017	2016	2015
Net revenues (CHF million)
Switzerland	7,775	8,426	8,548
EMEA	1,231	2,064	3,846
Americas	8,928	7,217	8,470
Asia Pacific	2,966	2,616	2,933
Net revenues	20,900	20,323	23,797
Income/(loss) before taxes (CHF million)
Switzerland	1,736	2,111	1,746
EMEA	(2,769)	(2,460)	(1,464)
Americas	2,746	(1,573)	(2,877)
Asia Pacific	80	(344)	173
Income/(loss) before taxes	1,793	(2,266)	(2,422)
The designation of net revenues and income/(loss) before taxes is based on the location of the office recording the transactions. This presentation does not reflect the way the Group is managed.
Total assets by geographic location
end of	2017	2016
Total assets (CHF million)
Switzerland	241,757	248,496
EMEA	154,023	156,494
Americas	318,405	333,185
Asia Pacific	82,104	81,686
Total assets	796,289	819,861
The designation of total assets by region is based upon customer domicile.

5 Net interest income
in	2017	2016	2015
Net interest income (CHF million)
Loans	5,979	5,628	5,413
Investment securities	47	60	65
Trading assets	6,697	7,483	9,046
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	2,515	2,767	2,625
Other	1,819	1,436	2,192
Interest and dividend income	17,057	17,374	19,341
Deposits	(1,354)	(1,043)	(884)
Short-term borrowings	(166)	(84)	(105)
Trading liabilities	(3,542)	(3,602)	(3,854)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(1,284)	(1,387)	(1,264)
Long-term debt	(3,722)	(3,494)	(3,728)
Other	(432)	(202)	(207)
Interest expense	(10,500)	(9,812)	(10,042)
Net interest income	6,557	7,562	9,299
6 Commissions and fees
in	2017	2016	2015
Commissions and fees (CHF million)
Lending business	1,839	1,818	1,578
Investment and portfolio management	3,494	3,209	3,436
Other securities business	46	46	65
Fiduciary business	3,540	3,255	3,501
Underwriting	1,806	1,364	1,644
Brokerage	3,004	3,028	3,648
Underwriting and brokerage	4,810	4,392	5,292
Other services	1,628	1,627	1,673
Commissions and fees	11,817	11,092	12,044
7 Trading revenues
in	2017	2016	2015
Trading revenues (CHF million)
Interest rate products	3,228	6,231	2,965
Foreign exchange products	1,989	(2,529)	(1,121)
Equity/index-related products	(2,888)	(1,796)	(259)
Credit products	(1,096)	(2,124)	1
Commodity and energy products	86	177	(46)
Other products	(2)	354	(200)
Trading revenues	1,317	313	1,340
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
8 Other revenues
in	2017	2016	2015
Other revenues (CHF million)
Noncontrolling interests without SEI	3	4	9
Loans held-for-sale	3	(51)	(19)
Long-lived assets held-for-sale	(18)	437	36
Equity method investments	233	208	243
Other investments	80	0	144
Other	908	758	701
Other revenues	1,209	1,356	1,114
9 Provision for credit losses
in	2017	2016	2015
Provision for credit losses (CHF million)
Provision for loan losses	190	249	295
Provision for lending-related and other exposures	20	3	29
Provision for credit losses	210	252	324
10 Compensation and benefits
in	2017	2016	2015
Compensation and benefits (CHF million)
Salaries and variable compensation	8,906	9,165	10,051
Social security	671	697	788
Other [1]	600	710	707
Compensation and benefits	10,177	10,572	11,546
1 Includes pension and other post-retirement expense of CHF 242 million, CHF 384 million and CHF 359 million in 2017, 2016 and 2015, respectively.
11 General and administrative expenses
in	2017	2016	2015
General and administrative expenses (CHF million)
Occupancy expenses	1,000	1,004	1,022
IT, machinery, etc.	1,156	1,166	1,268
Provisions and losses	698	3,009	1,158
Travel and entertainment	321	328	381
Professional services	2,446	2,984	3,241
Amortization and impairment of other intangible assets	9	8	19
Other	1,205	1,271	1,485
General and administrative expenses	6,835	9,770	8,574
12 Restructuring expenses
In connection with the ongoing implementation of the revised Group strategy, restructuring expenses of CHF 455 million, CHF 540 million and CHF 355 million were recognized in 2017, 2016 and 2015, respectively. Restructuring expenses primarily include termination costs, expenses in connection with the acceleration of certain deferred compensation awards and real estate contract termination costs.
Restructuring expenses by segment
in	2017	2016	2015
Restructuring expenses by segment (CHF million)
Swiss Universal Bank	59	60	42
International Wealth Management	70	54	36
Asia Pacific	63	53	3
Global Markets	150	217	96
Investment Banking & Capital Markets	42	28	22
Strategic Resolution Unit	57	121	156
Corporate Center	14	7	0
Total restructuring expenses	455	540	355

Restructuring expenses by type
in	2017	2016	2015
Restructuring expenses by type (CHF million)
Compensation and benefits-related expenses	343	385	309
of which severance expenses	192	218	191
of which accelerated deferred compensation	102	140	87
of which pension expenses	49	27	31
General and administrative-related expenses	112	155	46
Total restructuring expenses	455	540	355
Restructuring provision
in	2017			2016			2015
	Compen- sation and benefits	General and administrative expenses	Total	Compen- sation and benefits	General and administrative expenses	Total	Compen- sation and benefits	General and administrative expenses	Total
Restructuring provision (CHF million)
Balance at beginning of period	217	94	311	187	12	199	0	0	0
Net additional charges [1]	192	88	280	218	137	355	191	46	237
Utilization	(213)	(72)	(285)	(188)	(55)	(243)	(4)	(34)	(38)
Balance at end of period	196	110	306	217	94	311	187	12	199
1
The following items for which expense accretion was accelerated in 2017, 2016 and 2015 due to the restructuring of the Group are not included in the restructuring provision: unsettled share-based compensation of CHF 71 million, CHF 34 million and CHF 23 million, respectively; unsettled pension obligations of CHF 49 million, CHF 27 million and CHF 31 million, respectively, which remain classified as a component of total shareholders’ equity; unsettled cash-based deferred compensation of CHF 31 million, CHF 106 million and CHF 64 million, respectively, which remain classified as compensation liabilities; and accelerated accumulated depreciation and impairment of CHF 24 million, CHF 18 million and CHF 0 million, respectively, which remain classified as premises and equipment. The settlement date for the unsettled share-based compensation remains unchanged at three years.

13 Earnings per share
in	2017	2016	2015
Basic net income/(loss) attributable to shareholders (CHF million)
Net income/(loss) attributable to shareholders for basic earnings per share	(983)	(2,710)	(2,944)
Available for common shares	(983)	(2,713)	(2,958)
Available for unvested share-based payment awards	0	3	14
Diluted net income/(loss) attributable to shareholders (CHF million)
Net income/(loss) attributable to shareholders for diluted earnings per share	(983)	(2,710)	(2,944)
Available for common shares	(983)	(2,713)	(2,958)
Available for unvested share-based payment awards	0	3	14
Weighted-average shares outstanding (million)
Weighted-average shares outstanding for basic earnings per share available for common shares	2,413.8	2,136.8	1,794.7
Dilutive share options and warrants	0.0	0.0	0.0
Dilutive share awards	0.0	0.0	0.0
Weighted-average shares outstanding for diluted earnings per share available for common shares [1,2]	2,413.8	2,136.8	1,794.7
Weighted-average shares outstanding for basic/diluted earnings per share available for unvested share-based payment awards	0.1	3.0	25.7
Basic earnings/(loss) per share available for common shares (CHF)
Basic earnings/(loss) per share available for common shares	(0.41)	(1.27)	(1.65)
Diluted earnings/(loss) per share available for common shares	(0.41)	(1.27)	(1.65)
Prior periods have been adjusted to reflect the increase in the number of shares outstanding as a result of the discount element in the 2017 rights issue and scrip dividend, as required under US GAAP.
1
Weighted-average potential common shares relating to instruments that were not dilutive for the respective periods (and therefore not included in the diluted earnings per share calculation above) but could potentially dilute earnings per share in the future were 9.8 million, 11.3 million and 7.6 million for 2017, 2016 and 2015, respectively.

2
Due to the net losses in 2017, 2016 and 2015, 2.9 million, 3.2 million and 0.9 million, respectively, of weighted-average share options and warrants outstanding and 57.7 million, 54.6 million and 47.8 million, respectively, of weighted-average share awards outstanding were excluded from the diluted earnings per share calculation, as the effect would be antidilutive.

14 Securities borrowed, lent and subject to repurchase agreements
end of	2017	2016
Securities borrowed or purchased under agreements to resell (CHF million)
Central bank funds sold and securities purchased under resale agreements	70,009	81,513
Deposits paid for securities borrowed	45,337	53,326
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	115,346	134,839
Securities lent or sold under agreements to repurchase (CHF million)
Central bank funds purchased and securities sold under repurchase agreements	20,606	26,106
Deposits received for securities lent	5,890	6,910
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	26,496	33,016
>>>Repurchase and >>>reverse repurchase agreements represent collateralized financing transactions used to earn net interest income, increase liquidity or facilitate trading activity. These instruments are collateralized principally by government securities, money market instruments and corporate bonds and have terms ranging from overnight to a longer or unspecified period of time.
In the event of counterparty default, the reverse repurchase agreement or securities lending agreement provides the Group with the right to liquidate the collateral held. In the Group’s normal course of business, a significant portion of the collateral received that may be sold or repledged has been sold or repledged as of December 31, 2017 and 2016.
15 Trading assets and liabilities
end of	2017	2016
Trading assets (CHF million)
Debt securities	72,765	65,668
Equity securities	55,722	63,871
Derivative instruments [1]	19,621	26,782
Other	8,226	8,829
Trading assets	156,334	165,150
Trading liabilities (CHF million)
Short positions	24,465	24,565
Derivative instruments [1]	14,654	20,365
Trading liabilities	39,119	44,930
1 Amounts shown after counterparty and cash collateral netting.
Cash collateral on derivative instruments
end of	2017	2016
Cash collateral – netted (CHF million) [1]
Cash collateral paid	23,288	33,429
Cash collateral received	14,996	22,948
Cash collateral – not netted (CHF million) [2]
Cash collateral paid	5,141	5,705
Cash collateral received	8,644	11,497
1 Recorded as cash collateral netting on derivative instruments in Note 26 – Offsetting of financial assets and financial liabilities.
2 Recorded as cash collateral on derivative instruments in Note 22 – Other assets and other liabilities.

16 Investment securities
end of	2017	2016
Investment securities (CHF million)
Securities available-for-sale	2,191	2,489
Total investment securities	2,191	2,489
Investment securities by type
end of	2017				2016
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Investment securities by type (CHF million)
Debt securities issued by Swiss federal, cantonal or local governmental entities	199	13	0	212	241	18	0	259
Debt securities issued by foreign governments	1,215	21	0	1,236	1,309	34	0	1,343
Corporate debt securities	238	0	0	238	287	0	0	287
Residential mortgage-backed securities [1]	207	0	0	207	497	0	0	497
Commercial mortgage-backed securities	173	0	0	173	14	0	0	14
Debt securities available-for-sale	2,032	34	0	2,066	2,348	52	0	2,400
Banks, trust and insurance companies	95	30	0	125	66	23	0	89
Equity securities available-for-sale	95	30	0	125	66	23	0	89
Securities available-for-sale	2,127	64	0	2,191	2,414	75	0	2,489
1 Relate to the consolidation of RMBS securitization VIEs where the assets are carried at fair value under the fair value option as are the VIEs’ liabilities recorded in long-term debt.
Proceeds from sales, realized gains and realized losses from available-for-sale securities
in	2017		2016		2015
	Debt securities	Equity securities	Debt securities	Equity securities	Debt securities	Equity securities
Additional information (CHF million)
Proceeds from sales	7	7	9	4	1	17
Realized gains	0	0	0	0	0	2
Amortized cost, fair value and average yield of debt securities
	Debt securities available-for-sale
end of	Amortized cost	Fair value	Average yield (in %)
2017 (CHF million, except where indicated)
Due within 1 year	728	731	0.91
Due from 1 to 5 years	838	861	0.89
Due from 5 to 10 years	252	259	0.52
Due after 10 years	214	215	4.28
Total debt securities	2,032	2,066	1.21

17 Other investments
end of	2017	2016
Other investments (CHF million)
Equity method investments	3,066	3,121
Non-marketable equity securities [1]	1,292	1,731
Real estate held for investment [2]	232	268
Life finance instruments [3]	1,374	1,657
Total other investments	5,964	6,777
1
Includes private equity, hedge funds and restricted stock investments as well as certain investments in non-marketable mutual funds for which the Group has neither significant influence nor control over the investee.

2
As of December 31, 2017 and 2016, real estate held for investment included foreclosed or repossessed real estate of CHF 41 million and CHF 29 million, respectively, of which CHF 21 million and CHF 27 million, respectively were related to residential real estate.

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
The Group performs a regular impairment analysis of real estate portfolios. The carrying values of the impaired properties were written down to their respective fair values, establishing a new cost base. For these properties, the fair values were measured based on either discounted cash flow analyses or external market appraisals. Impairments of CHF 16 million, CHF 31 million and CHF 21 million were recorded in 2017, 2016 and 2015, respectively.
The accumulated depreciation related to real estate held for investment amounted to CHF 389 million, CHF 386 million and CHF 365 million for 2017, 2016 and 2015, respectively.

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
The Group assigns both counterparty and transaction ratings to its credit exposures. The counterparty rating reflects the >>>probability of default (PD) of the counterparty. For lombard loans, the PD is primarily based on the collateral. The transaction rating reflects the expected loss or the >>>loss given default (LGD), considering collateral, on a given transaction if the counterparty defaults. Credit risk is assessed and monitored on the single obligor and single obligation level as well as on the credit portfolio level as represented by the classes of loans. Credit limits are used to manage counterparty credit risk.
Loans
end of	2017	2016
Loans (CHF million)
Mortgages	106,039	104,335
Loans collateralized by securities	42,016	37,268
Consumer finance	4,242	3,490
Consumer	152,297	145,093
Real estate	26,599	26,016
Commercial and industrial loans	81,670	83,740
Financial institutions	15,697	17,921
Governments and public institutions	3,874	4,273
Corporate & institutional	127,840	131,950
Gross loans	280,137	277,043
of which held at amortized cost	264,830	257,515
of which held at fair value	15,307	19,528
Net (unearned income)/deferred expenses	(106)	(129)
Allowance for loan losses	(882)	(938)
Net loans	279,149	275,976
Gross loans by location (CHF million)
Switzerland	157,696	158,766
Foreign	122,441	118,277
Gross loans	280,137	277,043
Impaired loan portfolio (CHF million)
Non-performing loans	1,048	1,236
Non-interest-earning loans	223	265
Non-performing and non-interest-earning loans	1,271	1,501
Restructured loans	290	358
Potential problem loans	549	613
Other impaired loans	839	971
Gross impaired loans	2,110	2,472

Allowance for loan losses
	2017			2016			2015
	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total
Allowance for loan losses (CHF million)
Balance at beginning of period	216	722	938	216	650	866	251	507	758
Net movements recognized in statements of operations	54	136	190	63	186	249	66	229	295
Gross write-offs	(60)	(242)	(302)	(86)	(192)	(278)	(118)	(111)	(229)
Recoveries	12	41	53	13	53	66	12	16	28
Net write-offs	(48)	(201)	(249)	(73)	(139)	(212)	(106)	(95)	(201)
Provisions for interest	(1)	14	13	10	8	18	6	12	18
Foreign currency translation impact and other adjustments, net	(1)	(9)	(10)	0	17	17	(1)	(3)	(4)
Balance at end of period	220	662	882	216	722	938	216	650	866
of which individually evaluated for impairment	179	475	654	172	528	700	170	480	650
of which collectively evaluated for impairment	41	187	228	44	194	238	46	170	216
Gross loans held at amortized cost (CHF million)
Balance at end of period	152,277	112,553	264,830	145,070	112,445	257,515	144,855	108,331	253,186
of which individually evaluated for impairment [1]	632	1,478	2,110	662	1,810	2,472	647	1,326	1,973
of which collectively evaluated for impairment	151,645	111,075	262,720	144,408	110,635	255,043	144,208	107,005	251,213
1 Represents gross impaired loans both with and without a specific allowance.
Purchases, reclassifications and sales
in	2017			2016			2015
	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total
Loans held at amortized cost (CHF million)
Purchases [1]	0	3,381	3,381	30	3,405	3,435	389	4,294	4,683
Reclassifications from loans held-for-sale [2]	0	63	63	0	125	125	0	355	355
Reclassifications to loans held-for-sale [3]	0	7,407	7,407	1,632	2,768	4,400	1,641	735	2,376
Sales [3]	0	7,051	7,051	72	2,087	2,159	0	373	373
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
Internal ratings are assigned to all loans reflecting the Group’s internal view of the credit quality of the counterparty. Internal ratings may differ from a counterparty’s external ratings, if such ratings are available. Internal ratings are regularly reviewed depending on exposure type, client segment, collateral or event-driven developments. For the calculation of internal risk estimates (e.g., an estimate of expected loss in the event of a counterparty default) and >>>risk-weighted assets, a >>>PD, >>>LGD and >>>exposure at default are assigned to each facility. These three parameters are primarily derived from internally developed statistical models that have been backtested against internal experience, validated by a function independent of the model owners on a regular basis and approved by the Group’s main regulators for application in the regulatory capital calculation in the >>>A-IRB approach under the Basel framework. For the majority of clients and counterparties, internal ratings or PDs are calculated directly by proprietary statistical rating models. These models are based on internally compiled data comprising both quantitative factors (e.g., primarily balance sheet information for corporates and loan-to-value ratio and the borrower’s income level for mortgage lending) and qualitative factors (e.g., credit histories from credit reporting bureaus) concentrating on economic trends and financial fundamentals. For statistical rating models calculating a PD, an equivalent rating based on the Standard & Poor’s rating scale is assigned based on the PD band associated with each rating, which is used for disclosure purposes. For the remaining facilities where statistical rating models are not used, a PD is determined through an internal rating assigned on the basis of a structured expert approach. Credit officers make use of peer analyses, industry comparisons, external ratings and research as well as the judgment of credit experts for the purpose of their analysis. The PD for each internal rating is calibrated to historical default experience using internal data and external data from Standard & Poor’s.
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

Gross loans held at amortized cost by internal counterparty rating
	Investment grade	Non-investment grade
end of	AAA to BBB	BB to C	D	Total
2017 (CHF million)
Mortgages	94,553	11,214	272	106,039
Loans collateralized by securities	38,387	3,530	99	42,016
Consumer finance	1,801	2,241	180	4,222
Consumer	134,741	16,985	551	152,277
Real estate	20,278	5,640	85	26,003
Commercial and industrial loans	39,475	35,250	1,300	76,025
Financial institutions	7,258	2,022	46	9,326
Governments and public institutions	1,124	74	1	1,199
Corporate & institutional	68,135	42,986	1,432	112,553
Gross loans held at amortized cost	202,876	59,971	1,983	264,830
Value of collateral [1]	189,048	49,271	1,422	239,741
2016 (CHF million)
Mortgages	92,533	11,613	189	104,335
Loans collateralized by securities	34,136	2,916	216	37,268
Consumer finance	1,164	2,119	184	3,467
Consumer	127,833	16,648	589	145,070
Real estate	19,594	5,878	84	25,556
Commercial and industrial loans	36,469	35,945	1,459	73,873
Financial institutions	9,695	1,887	107	11,689
Governments and public institutions	1,253	60	14	1,327
Corporate & institutional	67,011	43,770	1,664	112,445
Gross loans held at amortized cost	194,844	60,418	2,253	257,515
Value of collateral [1]	180,276	51,344	1,480	233,100
1
Includes the value of collateral up to the amount of the outstanding related loans. For mortgages, the value of collateral is determined at the time of granting the loan and thereafter regularly reviewed according to the Group's risk management policies and directives, with maximum review periods determined by property type, market liquidity and market transparency.

Value of collateral
In the Group’s private banking, corporate and institutional businesses, all collateral values for loans are regularly reviewed according to the Group’s risk management policies and directives, with maximum review periods determined by collateral type, market liquidity and market transparency. For example, traded securities are revalued on a daily basis and property values are appraised over a period of more than one year considering the characteristics of the property, current developments in the relevant real estate market and the current level of credit exposure to the borrower. If the credit exposure to a borrower has changed significantly, in volatile markets or in times of increasing general market risk, collateral values may be appraised more frequently. Management judgment is applied in assessing whether markets are volatile or general market risk has increased to a degree that warrants a more frequent update of collateral values. Movements in monitored risk metrics that are statistically different compared to historical experience are considered in addition to analysis of externally-provided forecasts, scenario techniques and macro-economic research. For impaired loans, the fair value of collateral is determined within 90 days of the date the impairment was identified and thereafter regularly revalued by Group credit risk management within the impairment review process.
In the Group’s investment banking businesses, few loans are collateral dependent. The collateral values for these loans are appraised on at least an annual basis, or when a loan-relevant event occurs.

Gross loans held at amortized cost – aging analysis
	Current	Past due
end of		Up to 30 days	31–60 days	61–90 days	More than 90 days	Total	Total
2017 (CHF million)
Mortgages	105,689	102	27	14	207	350	106,039
Loans collateralized by securities	41,867	37	0	0	112	149	42,016
Consumer finance	3,701	297	39	40	145	521	4,222
Consumer	151,257	436	66	54	464	1,020	152,277
Real estate	25,871	37	12	15	68	132	26,003
Commercial and industrial loans	74,831	429	40	201	524	1,194	76,025
Financial institutions	8,947	333	1	2	43	379	9,326
Governments and public institutions	1,197	1	0	0	1	2	1,199
Corporate & institutional	110,846	800	53	218	636	1,707	112,553
Gross loans held at amortized cost	262,103	1,236	119	272	1,100	2,727	264,830
2016 (CHF million) [1]
Mortgages	104,013	106	34	6	176	322	104,335
Loans collateralized by securities	36,953	93	1	1	220	315	37,268
Consumer finance	2,963	276	36	40	152	504	3,467
Consumer	143,929	475	71	47	548	1,141	145,070
Real estate	25,381	93	17	2	63	175	25,556
Commercial and industrial loans	72,234	618	131	131	759	1,639	73,873
Financial institutions	11,542	43	0	0	104	147	11,689
Governments and public institutions	1,269	44	0	0	14	58	1,327
Corporate & institutional	110,426	798	148	133	940	2,019	112,445
Gross loans held at amortized cost	254,355	1,273	219	180	1,488	3,160	257,515
1 Prior period has been corrected.
Impaired loans
Categories of impaired loans
In accordance with Group policies, impaired loans include non-performing loans, non-interest-earning loans, restructured loans and potential problem loans.
> Refer to “Loans” in Note 1 – Summary of significant accounting policies for further information on categories of impaired loans.
As of December 31, 2017 and 2016, the Group did not have any material commitments to lend additional funds to debtors whose loan terms had been modified in troubled debt restructurings.

Gross impaired loans by category
	Non-performing and non-interest-earning loans			Other impaired loans
end of	Non- performing	Non- interest- earning	Total	Re- structured	Potential problem	Total	Total
2017 (CHF million)
Mortgages	236	17	253	13	66	79	332	[1]
Loans collateralized by securities	96	16	112	0	2	2	114
Consumer finance	176	9	185	0	1	1	186
Consumer	508	42	550	13	69	82	632
Real estate	73	4	77	0	19	19	96
Commercial and industrial loans	465	134	599	277	458	735	1,334
Financial institutions	1	43	44	0	3	3	47
Governments and public institutions	1	0	1	0	0	0	1
Corporate & institutional	540	181	721	277	480	757	1,478
Gross impaired loans	1,048	223	1,271	290	549	839	2,110
2016 (CHF million)
Mortgages	190	11	201	13	40	53	254	[1]
Loans collateralized by securities	193	17	210	0	13	13	223
Consumer finance	180	4	184	0	1	1	185
Consumer	563	32	595	13	54	67	662
Real estate	62	5	67	0	19	19	86
Commercial and industrial loans	539	182	721	345	513	858	1,579
Financial institutions	58	46	104	0	27	27	131
Governments and public institutions	14	0	14	0	0	0	14
Corporate & institutional	673	233	906	345	559	904	1,810
Gross impaired loans	1,236	265	1,501	358	613	971	2,472
1
As of December 31, 2017 and 2016, CHF 90 million and CHF 62 million, respectively, were related to consumer mortgages secured by residential real estate for which formal foreclosure proceedings according to local requirements of the applicable jurisdiction were in process.

Write-off and recovery of loans
Write-off of a loan occurs when it is considered certain that there is no possibility of recovering the entire outstanding principal. In the Group’s investment banking businesses, a loan is written down to its net book value once the loan provision is greater than 80% of the loan notional amount, unless repayment of the loan is anticipated to occur within the next two quarters. In the Group’s private banking, corporate and institutional businesses, write-offs are made, based on an individual counterparty assessment performed by Group credit risk management, if it is certain that parts of a loan or the entire loan will not be recoverable. For collateralized loans, the collateral is assessed and the unsecured exposure is written off. Write-offs on uncollateralized loans are based on the borrower’s ability to pay back the outstanding loan out of free cash flow. The Group evaluates the recoverability of the loans granted, if a borrower is expected to default wholly or partly on its contractual payment obligations or to meet these only with third-party support. Adjustments are made to reflect the estimated realizable value of the loan or any collateral. Triggers to assess the creditworthiness of a borrower to absorb the adverse developments include i) a default on interest or principal payments by more than 90 days, ii) a waiver of interest or principal by the Group, iii) a downgrade of the loan to non-interest-earning, iv) the collection of the debt through seizure order, bankruptcy proceedings or realization of collateral, or v) the insolvency of the borrower. Based on such assessment, Group credit risk management evaluates the need for write-offs individually and on an ongoing basis.
Recoveries of loans previously written off are recorded based on the cash or estimated fair value of other assets received.

Gross impaired loan details
end of	2017			2016
	Recorded investment	Unpaid principal balance	Associated specific allowance	Recorded investment	Unpaid principal balance	Associated specific allowance
Gross impaired loan detail (CHF million)
Mortgages	254	239	36	211	198	21
Loans collateralized by securities	111	97	49	209	193	54
Consumer finance	180	160	94	177	160	97
Consumer	545	496	179	597	551	172
Real estate	86	79	11	65	59	10
Commercial and industrial loans	997	959	427	1,283	1,250	472
Financial institutions	47	46	37	126	122	46
Governments and public institutions	1	1	0	14	14	0
Corporate & institutional	1,131	1,085	475	1,488	1,445	528
Gross impaired loans with a specific allowance	1,676	1,581	654	2,085	1,996	700
Mortgages	78	78	–	43	43	–
Loans collateralized by securities	3	3	–	14	14	–
Consumer finance	6	6	–	8	8	–
Consumer	87	87	–	65	65	–
Real estate	10	10	–	21	21	–
Commercial and industrial loans	337	337	–	296	296	–
Financial institutions	0	0	–	5	5	–
Corporate & institutional	347	347	–	322	322	–
Gross impaired loans without specific allowance	434	434	–	387	387	–
Gross impaired loans	2,110	2,015	654	2,472	2,383	700
of which consumer	632	583	179	662	616	172
of which corporate & institutional	1,478	1,432	475	1,810	1,767	528

Gross impaired loan details (continued)
in	2017			2016			2015
	Average recorded investment	Interest income recognized	Interest income recognized (cash basis)	Average recorded investment	Interest income recognized	Interest income recognized (cash basis)	Average recorded investment	Interest income recognized	Interest income recognized (cash basis)
Gross impaired loan detail (CHF million)
Mortgages	229	2	1	195	2	1	190	2	2
Loans collateralized by securities	116	1	1	153	1	1	82	0	0
Consumer finance	167	5	5	205	1	1	228	1	1
Consumer	512	8	7	553	4	3	500	3	3
Real estate	78	1	0	72	1	0	74	0	0
Commercial and industrial loans	1,163	17	5	1,039	10	4	626	7	3
Financial institutions	76	1	1	154	1	0	149	1	1
Governments and public institutions	5	0	0	5	0	0	0	0	0
Corporate & institutional	1,322	19	6	1,270	12	4	849	8	4
Gross impaired loans with a specific allowance	1,834	27	13	1,823	16	7	1,349	11	7
Mortgages	83	3	0	83	3	0	51	4	0
Loans collateralized by securities	7	0	0	24	0	0	33	0	0
Consumer finance	3	0	0	11	0	0	7	0	0
Consumer	93	3	0	118	3	0	91	4	0
Real estate	27	1	0	31	1	0	12	1	0
Commercial and industrial loans	271	11	1	307	7	1	98	3	1
Financial institutions	0	0	0	5	0	0	4	0	0
Governments and public institutions	0	0	0	5	0	0	0	0	0
Corporate & institutional	298	12	1	348	8	1	114	4	1
Gross impaired loans without specific allowance	391	15	1	466	11	1	205	8	1
Gross impaired loans	2,225	42	14	2,289	27	8	1,554	19	8
of which consumer	605	11	7	671	7	3	591	7	3
of which corporate & institutional	1,620	31	7	1,618	20	5	963	12	5
Allowance for specifically identified credit losses on impaired loans
The Group considers a loan impaired when, based on current information and events, it is probable that the Group will be unable to collect the amounts due according to the contractual terms of the loan agreement. The Group performs an in-depth review and analysis of impaired loans considering factors such as recovery and exit options as well as collateral and counterparty risk. In general, all impaired loans are individually assessed. The trigger to detect an impaired loan is non-payment of interest, principal amounts or other contractual payment obligations. In addition, loans to corporates and institutions managed on the Swiss platform are regularly reviewed depending on exposure type, client segment, collateral or event-driven developments. All other corporate and institutional loans are reviewed at least annually based on the borrower’s financial statements and any indications of difficulties they may experience. Loans that are not impaired, but which are of special concern due to changes in covenants, downgrades, negative financial news and other adverse developments, are either transferred to recovery management or included on a watch list. All loans on the watch list are reviewed at least quarterly to determine whether they should be released, remain on the watch list or be moved to recovery management. For loans in recovery management from the Swiss platform, larger positions are reviewed on a quarterly basis for any event-driven changes. Otherwise, these loans are reviewed at least annually. All other loans in recovery management are reviewed on at least a quarterly basis. If an individual loan specifically identified for evaluation is considered impaired, the allowance is determined as a reasonable estimate of credit losses existing as of the end of the reporting period. Thereafter, the allowance is revalued by credit risk management at least annually or more frequently depending on the risk profile of the borrower or credit relevant events. For non-collateral-dependent impaired loans, an impairment is measured using the present value of estimated future cash flows, except that as a practical expedient an impairment may be measured based on a loan’s observable market price. If the present value of estimated future cash flows is used, the impaired loan and related allowance are revalued to reflect the passage of time. For collateral-dependent impaired loans, an impairment is measured using the fair value of the collateral.

Restructured loans held at amortized cost
in	2017			2016			2015
	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification
Restructured loans (CHF million, except where indicated)
Mortgages	0	0	0	0	0	0	1	13	13
Loans collateralized by securities	0	0	0	0	0	0	1	0	0
Commercial and industrial loans	15	123	119	16	201	201	13	207	210
Financial institutions	0	0	0	0	0	0	1	2	2
Total	15	123	119	16	201	201	16	222	225
In 2017, the loan modifications of the Group included extended loan repayment terms, including the suspension of quarterly and annual loan amortizations, modifications of covenants, a waiver of a loan termination and waivers of claims.
In 2017 and 2015, the Group reported the default of one loan within commercial and industrial loans with a recorded investment amount of CHF 48 million and CHF 65 million, respectively, which had been restructured within the previous 12 months. In 2016, the Group did not experience a default of such loans.
19 Premises and equipment
end of	2017	2016
Premises and equipment (CHF million)
Buildings and improvements	2,163	2,197
Land	346	328
Leasehold improvements	2,102	2,164
Software	5,727	6,676
Equipment	2,149	2,119
Premises and equipment	12,487	13,484
Accumulated depreciation	(7,801)	(8,773)
Total premises and equipment, net	4,686	4,711
Depreciation and impairment
in	2017	2016	2015
CHF million
Depreciation	826	887	1,012
Impairment	33	25	24

20 Goodwill
Goodwill
2017	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Strategic Resolution Unit	Credit Suisse Group
Gross amount of goodwill (CHF million)
Balance at beginning of period	623	1,612	2,318	3,195	1,044	12	8,804
Foreign currency translation impact	(13)	(55)	(50)	(17)	(23)	0	(158)
Other	0	(13)	0	0	0	0	(13)
Balance at end of period	610	1,544	2,268	3,178	1,021	12	8,633
Accumulated impairment (CHF million)
Balance at beginning of period	0	0	772	2,719	388	12	3,891
Balance at end of period	0	0	772	2,719	388	12	3,891
Net book value (CHF million)
Net book value	610	1,544	1,496	459	633	0	4,742
2016
Gross amount of goodwill (CHF million)
Balance at beginning of period	610	1,573	2,294	3,183	1,027	12	8,699
Goodwill acquired during the year	5	0	0	0	0	0	5
Foreign currency translation impact	9	32	37	12	17	0	107
Other	(1)	7	(13)	0	0	0	(7)
Balance at end of period	623	1,612	2,318	3,195	1,044	12	8,804
Accumulated impairment (CHF million)
Balance at beginning of period	0	0	772	2,719	388	12	3,891
Balance at end of period	0	0	772	2,719	388	12	3,891
Net book value (CHF million)
Net book value	623	1,612	1,546	476	656	0	4,913
In accordance with US GAAP, the Group continually assesses whether or not there has been a triggering event requiring a review of goodwill. As of December 31, 2017 and 2016, the Group’s market capitalization was below book value.
On December 7, 2016, and on February 14, 2017, the Group announced a reorganization and change to financial reporting affecting its Swiss Universal Bank and Asia Pacific segments. During the first quarter of 2017, these measures were implemented. The Group determined that these changes constituted triggering events. The Group’s reporting units as a result of these measures are defined as follows: Swiss Universal Bank – Private Clients (formerly Private Banking), Swiss Universal Bank – Corporate & Institutional Clients (formerly Corporate & Institutional Banking), International Wealth Management – Private Banking, International Wealth Management – Asset Management, Asia Pacific – Wealth Management & Connected (formerly Private Banking), Asia Pacific – Markets (formerly Investment Banking), Global Markets, Investment Banking & Capital Markets and the Strategic Resolution Unit.
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
Goodwill is tested for impairment before and immediately after a reorganization or restructuring of reporting units. As a result, the goodwill impairment test was performed during the first quarter of 2017 under the old business structure and then again under the modified structure according to the measures implemented in connection with the announcements on December 7, 2016 and February 14, 2017. Based on its goodwill impairment analysis performed during the first quarter of 2017, the Group concluded that the estimated fair value for all of its reporting units with goodwill impacted by the measures implemented in connection with the

December 7, 2016 and February 14, 2017 announcements substantially exceeded their related carrying values and that no impairment was necessary.
Based on its goodwill impairment analysis performed as of December 31, 2017, the Group concluded that the estimated fair value for all of the reporting units with goodwill substantially exceeded their related carrying values and no impairment was necessary as of December 31, 2017.
The Group engaged the services of an independent valuation specialist to assist in the valuation of the Global Markets reporting unit and the Asia Pacific – Markets reporting unit as of December 31, 2017. The valuations were also performed using a combination of the market approach and income approach.
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
21 Other intangible assets
end of	2017			2016
	Gross carrying amount	Accumu- lated amorti- zation	Net carrying amount	Gross carrying amount	Accumu- lated amorti- zation	Net carrying amount
Other intangible assets (CHF million)
Trade names/trademarks	27	(26)	1	28	(26)	2
Client relationships	47	(18)	29	50	(14)	36
Other	5	(3)	2	6	(3)	3
Total amortizing other intangible assets	79	(47)	32	84	(43)	41
Non-amortizing other intangible assets	191	–	191	172	–	172
of which mortgage servicing rights, at fair value	158	–	158	138	–	138
Total other intangible assets	270	(47)	223	256	(43)	213
Additional information
in	2017	2016	2015
Aggregate amortization and impairment (CHF million)
Aggregate amortization	7	8	18
Impairment	2	0	16
of which related to restructuring expenses	0	0	15
Estimated amortization
Estimated amortization (CHF million)
2018	8
2019	4
2020	3
2021	2
2022	2

22 Other assets and other liabilities
end of	2017	2016
Other assets (CHF million)
Cash collateral on derivative instruments	5,141	5,705
Cash collateral on non-derivative transactions	490	1,237
Derivative instruments used for hedging	50	148
Assets held-for-sale	8,300	8,214
of which loans [1]	8,130	8,062
of which real estate [2]	141	122
of which long-lived assets	29	30
Assets held for separate accounts	190	431
Interest and fees receivable	4,669	4,787
Deferred tax assets [3]	5,522	5,828
Prepaid expenses	379	394
Failed purchases	1,327	2,423
Defined benefit pension and post-retirement plan assets	2,170	1,061
Other [3]	3,833	6,637
Other assets	32,071	36,865
1 Included as of December 31, 2017 and 2016 were CHF 534 million and CHF 681 million, respectively, in restricted loans, which represented collateral on secured borrowings.
2
As of December 31, 2017 and 2016, real estate held-for-sale included foreclosed or repossessed real estate of CHF 8 million and CHF 16 million, respectively, of which CHF 5 million and CHF 13 million, respectively were related to residential real estate.

3
Includes a reclassification from other assets to deferred tax assets in the first quarter of 2017 as a result of the early adoption of ASU 2016-16. Refer to "Note 2 - Recently issued accounting standards" for further information.

end of	2017	2016
Other liabilities (CHF million)
Cash collateral on derivative instruments	8,644	11,497
Cash collateral on non-derivative transactions	473	369
Derivative instruments used for hedging	99	2
Deposits held-for-sale	0	1,577
Provisions	1,007	4,077
of which off-balance sheet risk	106	88
Restructuring liabilities	306	311
Liabilities held for separate accounts	190	431
Interest and fees payable	5,591	6,039
Current tax liabilities	700	636
Deferred tax liabilities	394	129
Failed sales	720	737
Defined benefit pension and post-retirement plan liabilities	541	516
Other	12,947	13,534
Other liabilities	31,612	39,855
23 Deposits
end of	2017				2016
	Switzer- land	Foreign	Total		Switzer- land	Foreign	Total
Deposits (CHF million)
Non-interest-bearing demand deposits	2,593	2,058	4,651		2,963	1,645	4,608
Interest-bearing demand deposits	125,323	32,732	158,055		122,053	33,440	155,493
Savings deposits	64,068	18	64,086		63,005	2	63,007
Time deposits	32,531	117,252	149,783	[1]	35,718	119,807	155,525	[1]
Total deposits	224,515	152,060	376,575	[2]	223,739	154,894	378,633	[2]
of which due to banks	–	–	15,413		–	–	22,800
of which customer deposits	–	–	361,162		–	–	355,833
The designation of deposits in Switzerland versus foreign deposits is based upon the location of the office where the deposit is recorded.
1
Included CHF 149,659 million and CHF 155,458 million as of December 31, 2017 and 2016, respectively, of the Swiss franc equivalent of individual time deposits greater than USD 100,000 in Switzerland and foreign offices.

2 Not included as of December 31, 2017 and 2016 were CHF 135 million and CHF 132 million, respectively, of overdrawn deposits reclassified as loans. Prior period has been corrected.

24 Long-term debt
end of	2017	2016
Long-term debt (CHF million)
Senior	148,542	168,601
Subordinated	23,627	22,955
Non-recourse liabilities from consolidated VIEs	863	1,759
Long-term debt	173,032	193,315
of which reported at fair value	63,628	72,868
of which structured notes	51,465	59,544
Structured notes by product
end of	2017	2016
Structured notes (CHF million)
Equity	32,059	35,980
Fixed income	14,471	16,395
Credit	4,678	5,713
Other	257	1,456
Total structured notes	51,465	59,544
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
Long-term debt by maturities
end of			2018			2019			2020			2021			2022			Thereafter	Total
Group parent company (CHF million)
Senior debt
Fixed rate			0			0			0			0			0			7,587	7,587
Variable rate			0			2,700			0			0			970			979	4,649
Interest rate (range in %) [1]			–			0.2			–			–			1.9	0.6	–	4.3	–
Subordinated debt
Fixed rate			290			0			0			0			1,576			5,255	7,121
Interest rates (range in %) [1]			6.0			–			–			–			7.1	3.9	–	7.5	–
Subtotal – Group parent company			290			2,700			0			0			2,546			13,821	19,357
Subsidiaries (CHF million)
Senior debt
Fixed rate			9,752			16,272			9,210			7,669			8,264			26,378	77,545
Variable rate			13,362			6,522			7,107			6,434			4,525			20,811	58,761
Interest rates (range in %) [1]	0.1	–	8.5	0.1	–	7.5	0.1	–	7.2	0.1	–	7.2	0.1	–	8.2	0.1	–	7.1	–
Subordinated debt
Fixed rate			10,038			0			1,837			0			111			4,316	16,302
Variable rate			0			201			0			0			3			0	204
Interest rates (range in %) [1]	4.9	–	13.3			1.6	3.4	–	7.0			–			7.6	5.7	–	8.0	–
Non-recourse liabilities from consolidated VIEs
Fixed rate			244			344			0			27			5			0	620
Variable rate			71			0			0			1			0			171	243
Interest rates (range in %) [1]			2.8	2.9	–	3.0			–	9.3	–	10.3			0.0	0.6	–	10.7	–
Subtotal – Subsidiaries			33,467			23,339			18,154			14,131			12,908			51,676	153,675
Total long-term debt			33,757			26,039			18,154			14,131			15,454			65,497	173,032
of which structured notes			9,992			7,339			6,385			3,863			3,956			19,930	51,465
The maturity of perpetual debt is based on the earliest callable date. The maturity of all other debt is based on contractual maturity and includes certain structured notes that have mandatory early redemption features based on stipulated movements in markets or the occurrence of a market event. Within this population there are approximately CHF 3.1 billion of such notes with a contractual maturity of greater than one year that have an observable likelihood of redemption occurring within one year based on a modelling assessment.

1 Excludes structured notes for which fair value has been elected as the related coupons are dependent upon the embedded derivatives and prevailing market conditions at the time each coupon is paid.

The Group and the Bank maintain a shelf registration statement with the SEC, which allows each entity to issue, from time to time, senior and subordinated debt securities, warrants and guarantees.
> Refer to “Note 40 – Subsidiary guarantee information” for further information on subsidiary guarantees.
The Group maintains a euro medium-term note program that allows the Bank to issue senior debt securities and that allows Credit Suisse Group AG to issue securities, which contain certain features that are designed to allow for statutory bail-in by the >>>Swiss Financial Market Supervisory Authority FINMA (FINMA) under Swiss banking laws and regulations.
The Group maintains a senior debt program that allows the Group to issue senior debt securities with certain features that are designed to allow for statutory bail-in by FINMA.
The Bank maintains a JPY 500 billion Samurai shelf registration statement that allows it to issue, from time to time, senior and subordinated debt securities.
25 Accumulated other comprehensive income and additional share information
Accumulated other comprehensive income
	Gains/ (losses) on cash flow hedges	Cumulative translation adjustments	Unrealized gains/ (losses) on securities	Actuarial gains/ (losses)	Net prior service credit/ (cost)	Gains/ (losses) on liabilities relating to credit risk	Accumu- lated other compre- hensive income/ (loss)
2017 (CHF million)
Balance at beginning of period	(35)	(12,095)	61	(4,278)	643	(568)	(16,272)
Increase/(decrease)	(61)	(1,054)	(13)	337	0	(2,008)	(2,799)
Increase/(decrease) due to equity method investments	1	0	0	0	0	0	1
Reclassification adjustments, included in net income/(loss)	33	30	0	358	(121)	32	332
Total increase/(decrease)	(27)	(1,024)	(13)	695	(121)	(1,976)	(2,466)
Balance at end of period	(62)	(13,119)	48	(3,583)	522	(2,544)	(18,738)
2016 (CHF million)
Balance at beginning of period	(15)	(12,615)	60	(4,672)	607	–	(16,635)
Increase/(decrease)	(6)	441	1	7	142	(1,043)	(458)
Increase/(decrease) due to equity method investments	(6)	0	0	0	0	0	(6)
Reclassification adjustments, included in net income/(loss)	(8)	79	0	387	(106)	0	352
Cumulative effect of accounting changes, net of tax	0	0	0	0	0	475	475
Total increase/(decrease)	(20)	520	1	394	36	(568)	363
Balance at end of period	(35)	(12,095)	61	(4,278)	643	(568)	(16,272)
2015 (CHF million)
Balance at beginning of period	(31)	(11,478)	64	(4,010)	452	–	(15,003)
Increase/(decrease)	0	(1,142)	(3)	(1,031)	238	–	(1,938)
Increase/(decrease) due to equity method investments	(15)	(1)	0	0	0	–	(16)
Reclassification adjustments, included in net income/(loss)	31	6	(1)	369	(83)	–	322
Total increase/(decrease)	16	(1,137)	(4)	(662)	155	–	(1,632)
Balance at end of period	(15)	(12,615)	60	(4,672)	607	–	(16,635)
Refer to "Note 27 – Tax" and "Note 30 – Pension and other post-retirement benefits" for income tax expense/(benefit) on the movements of accumulated other comprehensive income/(loss).

Details of significant reclassification adjustments
in	2017	2016	2015
Reclassification adjustments, included in net income/(loss) (CHF million)
Cumulative translation adjustments
Reclassification adjustments [1]	30	79	6
Actuarial gains/(losses)
Amortization of recognized actuarial losses [2]	444	513	472
Tax expense/(benefit)	(86)	(126)	(103)
Net of tax	358	387	369
Net prior service credit/(cost)
Amortization of recognized prior service credit/(cost) [2]	(153)	(134)	(110)
Tax expense/(benefit)	32	28	27
Net of tax	(121)	(106)	(83)
1
Includes net releases of CHF 23 million on the sale of Credit Suisse (Monaco) S.A.M. in 2017 and net releases of CHF 59 million on the sale of Credit Suisse (Gibraltar) Limited in 2016. In addition, it includes net releases of CHF 17 million on the liquidation of Credit Suisse Principal Investments Limited and AJP Cayman Ltd. in 2016. These were reclassified from cumulative translation adjustments and included in net income in other revenues.

2 These components are included in the computation of total benefit costs. Refer to "Note 30 – Pension and other post-retirement benefits" for further information.
Additional share information
	2017		2016		2015
Common shares issued
Balance at beginning of period	2,089,897,378		1,957,379,244		1,607,168,947
Issuance of common shares	466,114,342		132,518,134		350,210,297
of which share-based compensation	0		30,000,000		0
Balance at end of period	2,556,011,720		2,089,897,378		1,957,379,244
Treasury shares
Balance at beginning of period	0		(5,910,224)		(7,666,658)
Sale of treasury shares	809,307,879		1,218,245,936		766,096,105
Repurchase of treasury shares	(857,049,873)		(1,224,501,214)		(808,768,832)
Share-based compensation	41,984,328		12,165,502		44,429,161
Balance at end of period	(5,757,666)		0		(5,910,224)
Common shares outstanding
Balance at end of period	2,550,254,054	[1]	2,089,897,378	[2]	1,951,469,020
1
At par value CHF 0.04 each, fully paid. In addition to the treasury shares, a maximum of 653,000,000 unissued shares (conditional, conversion and authorized capital) were available for issuance without further approval of the shareholders. 505,062,294 of these shares were reserved for capital instruments.

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
Exchange-traded derivatives or OTC-cleared derivatives, which are fully margined and for which the daily margin payments constitute settlement of the outstanding exposure, are not included in the offsetting disclosures because they are not subject to offsetting due to the daily settlement. The daily margin payments, which are not settled until the next settlement cycle is conducted, are presented in brokerage receivables or brokerage payables. The notional amount for these daily settled derivatives is included in the fair value of derivative instruments table in “Note 31 – Derivatives and hedging activities”.
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
Offsetting of derivatives
end of	2017		2016
	Derivative assets	Derivative liabilities	Derivative assets	Derivative liabilities
Gross derivatives subject to enforceable master netting agreements (CHF billion)
OTC-cleared	2.5	1.8	8.2	7.5
OTC	83.3	79.0	129.1	121.7
Exchange-traded	0.1	0.2	0.1	0.1
Interest rate products	85.9	81.0	137.4	129.3
OTC-cleared	0.2	0.2	0.0	0.0
OTC	29.1	34.6	59.3	69.2
Exchange-traded	0.0	0.0	0.0	0.1
Foreign exchange products	29.3	34.8	59.3	69.3
OTC	11.7	11.7	11.2	11.5
Exchange-traded	9.2	9.8	11.5	13.0
Equity/index-related products	20.9	21.5	22.7	24.5
OTC-cleared	3.6	3.8	2.1	2.3
OTC	3.9	4.7	5.8	6.2
Credit derivatives	7.5	8.5	7.9	8.5
OTC	1.4	0.9	2.2	1.1
Exchange-traded	0.0	0.0	0.0	0.1
Other products [1]	1.4	0.9	2.2	1.2
OTC-cleared	6.3	5.8	10.3	9.8
OTC	129.4	130.9	207.6	209.7
Exchange-traded	9.3	10.0	11.6	13.3
Total gross derivatives subject to enforceable master netting agreements	145.0	146.7	229.5	232.8
Offsetting (CHF billion)
OTC-cleared	(5.7)	(5.4)	(8.5)	(7.8)
OTC	(114.5)	(122.1)	(188.6)	(199.1)
Exchange-traded	(8.6)	(9.6)	(11.1)	(11.9)
Offsetting	(128.8)	(137.1)	(208.2)	(218.8)
of which counterparty netting	(113.8)	(113.8)	(184.7)	(184.7)
of which cash collateral netting	(15.0)	(23.3)	(23.5)	(34.1)
Net derivatives presented in the consolidated balance sheets (CHF billion)
OTC-cleared	0.6	0.4	1.8	2.0
OTC	14.9	8.8	19.0	10.6
Exchange-traded	0.7	0.4	0.5	1.4
Total net derivatives subject to enforceable master netting agreements	16.2	9.6	21.3	14.0
Total derivatives not subject to enforceable master netting agreements [2]	3.4	5.2	5.6	6.4
Total net derivatives presented in the consolidated balance sheets	19.6	14.8	26.9	20.4
of which recorded in trading assets and trading liabilities	19.6	14.7	26.8	20.4
of which recorded in other assets and other liabilities	0.0	0.1	0.1	0.0
1 Primarily precious metals, commodity and energy products.
2 Represents derivatives where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

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
Reverse repurchase and repurchase agreements are collateralized principally by government securities, money market instruments and corporate bonds and have terms ranging from overnight to a longer or unspecified period of time. In the event of counterparty default, the reverse repurchase agreement or securities lending agreement provides the Group with the right to liquidate the collateral held. As is the case in the Group’s normal course of business, a significant portion of the collateral received that may be sold or repledged was sold or repledged as of December 31, 2017 and December 31, 2016. In certain circumstances, financial collateral received may be restricted during the term of the agreement (e.g., in tri-party arrangements).
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
Offsetting of securities purchased under resale agreements and securities borrowing transactions
end of	2017				2016
	Gross	Offsetting	Net book value		Gross	Offsetting	Net book value
Securities purchased under resale agreements and securities borrowing transactions (CHF billion)
Securities purchased under resale agreements	89.4	(28.8)	60.6		99.9	(26.9)	73.0
Securities borrowing transactions	18.7	(5.0)	13.7		24.0	(4.5)	19.5
Total subject to enforceable master netting agreements	108.1	(33.8)	74.3		123.9	(31.4)	92.5
Total not subject to enforceable master netting agreements [1]	41.0	–	41.0		42.2	–	42.2
Total	149.1	(33.8)	115.3	[2]	166.1	(31.4)	134.7	[2]
1
Represents securities purchased under resale agreements and securities borrowing transactions where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

2 CHF 77,498 million and CHF 87,331 million of the total net amount as of the end of 2017 and 2016, respectively, are reported at fair value.
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

Offsetting of securities sold under repurchase agreements and securities lending transactions
end of	2017				2016
	Gross	Offsetting	Net book value		Gross	Offsetting	Net book value
Securities sold under repurchase agreements and securities lending transactions (CHF billion)
Securities sold under repurchase agreements	49.4	(31.5)	17.9		51.3	(29.0)	22.3
Securities lending transactions	7.1	(2.3)	4.8		8.3	(2.4)	5.9
Obligation to return securities received as collateral, at fair value	37.0	0.0	37.0		31.9	0.0	31.9
Total subject to enforceable master netting agreements	93.5	(33.8)	59.7		91.5	(31.4)	60.1
Total not subject to enforceable master netting agreements [1]	4.9	–	4.9		5.5	–	5.5
Total	98.4	(33.8)	64.6		97.0	(31.4)	65.6
of which securities sold under repurchase agreements and securities lending transactions	60.3	(33.8)	26.5	[2]	64.4	(31.4)	33.0	[2]
of which obligation to return securities received as collateral, at fair value	38.1	0.0	38.1		32.6	0.0	32.6
1
Represents securities sold under repurchase agreements and securities lending transactions where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

2 CHF 15,262 million and CHF 19,634 million of the total net amount as of the end of 2017 and 2016, respectively, are reported at fair value.
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
Amounts not offset in the consolidated balance sheets
end of	2017						2016
	Net book value	Financial instruments	[1]	Cash collateral received/ pledged	[1]	Net exposure	Net book value	Financial instruments	[1]	Cash collateral received/ pledged	[1]	Net exposure
Financial assets subject to enforceable master netting agreements (CHF billion)
Derivatives	16.2	5.2		0.0		11.0	21.3	6.3		0.0		15.0
Securities purchased under resale agreements	60.6	60.6		0.0		0.0	73.0	73.0		0.0		0.0
Securities borrowing transactions	13.7	13.2		0.0		0.5	19.5	18.6		0.0		0.9
Total financial assets subject to enforceable master netting agreements	90.5	79.0		0.0		11.5	113.8	97.9		0.0		15.9
Financial liabilities subject to enforceable master netting agreements (CHF billion)
Derivatives	9.6	2.1		0.0		7.5	14.0	3.3		0.0		10.7
Securities sold under repurchase agreements	17.9	17.9		0.0		0.0	22.3	22.3		0.0		0.0
Securities lending transactions	4.8	4.4		0.0		0.4	5.9	5.7		0.0		0.2
Obligation to return securities received as collateral, at fair value	37.0	32.7		0.0		4.3	31.9	30.4		0.0		1.5
Total financial liabilities subject to enforceable master netting agreements	69.3	57.1		0.0		12.2	74.1	61.7		0.0		12.4
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

27 Tax
Details of current and deferred taxes
in	2017	2016	2015
Current and deferred taxes (CHF million)
Switzerland	82	133	28
Foreign	421	501	463
Current income tax expense	503	634	491
Switzerland	244	(125)	196
Foreign	1,994	(68)	(164)
Deferred income tax expense/(benefit)	2,238	(193)	32
Income tax expense	2,741	441	523
Income tax expense/(benefit) reported in shareholders' equity related to:
Gains/(losses) on cash flow hedges	(24)	(6)	(4)
Cumulative translation adjustment	1	(4)	(14)
Unrealized gains/(losses) on securities	1	1	(2)
Actuarial gains/(losses)	172	136	(174)
Net prior service credit/(cost)	(32)	10	37
Share-based compensation and treasury shares	3	104	25
Reconciliation of taxes computed at the Swiss statutory rate
in	2017	2016	2015
Income/(loss) before taxes (CHF million)
Switzerland	1,736	2,111	1,746
Foreign	57	(4,377)	(4,168)
Income/(loss) before taxes	1,793	(2,266)	(2,422)
Reconciliation of taxes computed at the Swiss statutory rate (CHF million)
Income tax expense/(benefit) computed at the statutory tax rate of 22%	394	(499)	(533)
Increase/(decrease) in income taxes resulting from
Foreign tax rate differential	(110)	(498)	(715)
Non-deductible amortization of other intangible assets and goodwill impairment	0	1	1,432
Other non-deductible expenses	354	1,540	391
Additional taxable income	0	87	16
Lower taxed income	(276)	(219)	(276)
(Income)/loss taxable to noncontrolling interests	7	(11)	6
Changes in tax law and rates	2,095	145	347
Changes in deferred tax valuation allowance	123	76	(103)
Change in recognition of outside basis difference	(19)	218	262
Tax deductible impairments of Swiss subsidiary investments	88	(68)	(258)
(Windfall tax benefits) /shortfall tax charges on share-based compensation [1]	91	–	–
Other	(6)	(331)	(46)
Income tax expense	2,741	441	523
1
As a result of the adoption of ASU 2016-09 windfall tax benefits and shortfall tax charges on share-based compensation are now recognized in the consolidated statements of operations and no longer in shareholders' equity. Refer to "Note 2 - Recently issued accounting standards" for further information.

2017
Foreign tax rate differential of CHF 110 million reflected a foreign tax benefit mainly driven by losses made in higher tax jurisdictions, such as the US, partially offset by foreign tax rate differential related to losses incurred in lower tax jurisdictions, mainly in Guernsey. The foreign tax rate expense of CHF 2,415 million comprised not only the foreign tax benefit based on statutory tax rates but also the tax impacts related to additional reconciling items as explained below.
Other non-deductible expenses of CHF 354 million included the impact of CHF 217 million relating to non-deductible interest expenses (including a contingency accrual of CHF 155 million), CHF 57 million related to the non-deductible portion of the litigation provisions and settlement charges, CHF 27 million related to non-deductible bank levy costs and other non-deductible compensation expenses and management costs, CHF 10 million related to non-deductible foreign exchange losses, and other various smaller non-deductible expenses of CHF 43 million.
Lower taxed income of CHF 276 million included a tax benefit of CHF 86 million related to non-taxable life insurance income, CHF 78 million related to non-taxable dividend income, CHF 31 million in respect of income taxed at rates lower than the statutory tax rate, CHF 25 million related to exempt income, and various smaller items.
Changes in tax law and rates of CHF 2,095 million mainly reflected the impact of the US tax reform enacted on December 22, 2017 which resulted in a reduction of the federal corporate income tax rate from 35% to 21%, effective as of January 1, 2018. The US tax reform required a re-assessment of the deferred tax assets.
Changes in deferred tax valuation allowances of CHF 123 million included the net impact of the increase in valuation allowances on deferred tax assets of CHF 320 million, mainly in respect of two of the Group’s operating entities in the UK. Also included was a tax benefit from the release of valuation allowances of CHF 197 million, mainly in respect of two of the Group’s operating entities, one in the UK and one in Switzerland.
Other of CHF 6 million included CHF 105 million from own credit valuation gains, CHF 85 million relating to tax deductibility of previously taken litigation accruals and CHF 49 million from a favorable court decision, partially offset by CHF 248 million relating to the net re-assessment of deferred tax balances in respect of two of the Group’s operating entities in Switzerland reflecting the establishment of Credit Suisse Asset Management & Investor Services (Schweiz) Holding AG, the impact of adverse earnings mix of the current year and changes in forecasted future profitability, CHF 17 million from prior year adjustments and CHF 16 million relating to the increase of tax contingency accruals. The remaining balance included various smaller items.
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
As of December 31, 2017, the Group had accumulated undistributed earnings from foreign subsidiaries of CHF 5.1 billion. No deferred tax liability was recorded in respect of those amounts as these earnings are considered indefinitely reinvested. It is not practicable to estimate the amount of unrecognized deferred tax liabilities for these undistributed foreign earnings.
Deferred tax assets and liabilities
end of	2017	2016
Deferred tax assets and liabilities (CHF million)
Compensation and benefits	1,103	1,992
Loans	330	326
Investment securities	1,039	469
Provisions	441	1,341
Derivatives	97	105
Real estate	337	347
Net operating loss carry-forwards	6,829	6,548
Goodwill and intangible assets	696	44
Other	135	75
Gross deferred tax assets before valuation allowance	11,007	11,247
Less valuation allowance	(4,279)	(4,188)
Gross deferred tax assets net of valuation allowance	6,728	7,059
Compensation and benefits	(512)	(252)
Loans	(36)	(29)
Investment securities	(197)	(267)
Provisions	(520)	(360)
Business combinations	(1)	(1)
Derivatives	(154)	(238)
Leasing	0	(8)
Real estate	(54)	(51)
Other	(126)	(154)
Gross deferred tax liabilities	(1,600)	(1,360)
Net deferred tax assets	5,128	5,699
of which deferred tax assets	5,522	5,828
of which net operating losses	2,213	2,178
of which deductible temporary differences	3,309	3,650
of which deferred tax liabilities	(394)	(129)
The decrease in net deferred tax assets from 2016 to 2017 of CHF 571 million was primarily due to the impact of CHF 2,097 million in connection with the re-assessment of deferred tax assets following the US tax reform, CHF 330 million related to current year earnings, foreign exchange translation gains of CHF 221 million, which are included within the currency translation adjustments recorded in AOCI, and the tax impacts directly recorded in equity and other comprehensive income, mainly related to the pension plan re-measurement and other tax recorded directly in equity of CHF 125 million. These decreases were partially offset by an increase of deferred tax assets of CHF 2,070 million from the adoption of new accounting standards relating to intra-entity asset transfers rules and share-based payment, and CHF 132 million from the re-measurement of deferred tax balances in the US relating to the tax deductibility on previously taken litigation accruals and in Switzerland.
> Refer to “Note 2 – Recently issued accounting standards” for further information on the early adoption of ASU 2016-16.
The most significant net deferred tax assets arise in the US and Switzerland and these decreased from CHF 5,105 million, net of a valuation allowance of CHF 829 million as of the end of 2016, to CHF 4,809 million, net of a valuation allowance of CHF 541 million as of the end of 2017.
Due to uncertainty concerning its ability to generate the necessary amount and mix of taxable income in future periods, the Group recorded a valuation allowance against deferred tax assets in the amount of CHF 4.3 billion as of December 31, 2017 compared to CHF 4.2 billion as of December 31, 2016.
Amounts and expiration dates of net operating loss carry-forwards
end of 2017	Total
Net operating loss carry-forwards (CHF million)
Due to expire within 1 year	1,403
Due to expire within 2 to 5 years	4,714
Due to expire within 6 to 10 years	5,157
Due to expire within 11 to 20 years	8,659
Amount due to expire	19,933
Amount not due to expire	19,263
Total net operating loss carry-forwards	39,196
Movements in the valuation allowance
in	2017	2016	2015
Movements in the valuation allowance (CHF million)
Balance at beginning of period	4,188	3,905	4,107
Net changes	91	283	(202)
Balance at end of period	4,279	4,188	3,905
As part of its normal practice, the Group has conducted a detailed evaluation of its expected future results. This evaluation is dependent on management estimates and assumptions in developing the expected future results, which are based on a strategic business planning process influenced by current economic conditions and assumptions of future economic conditions that are subject to change. This evaluation took into account both positive and negative evidence related to expected future taxable income and also considered stress scenarios. This evaluation has indicated the expected future results that are likely to be earned in jurisdictions where the Group has significant gross deferred tax assets, primarily in the US, Switzerland and UK. The Group then compared those expected future results with the applicable law governing utilization of deferred tax assets. US tax law allowed for a 20-year carry-forward period for existing net operating losses as of the end of 2017 and any new net operating losses will have an unlimited carry-forward period, Swiss tax law allows for a seven-year carry-forward period for net operating losses and UK tax law allows for an unlimited carry-forward period for net operating losses.
Tax benefits associated with share-based compensation
in	2017		2016	2015
Tax benefits associated with share-based compensation (CHF million)
Tax benefits recorded in the consolidated statements of operations [1]	314		391	448
Windfall tax benefits/(shortfall tax charges) recorded in additional paid-in capital	–	[2]	(110)	(28)
1 Calculated at the statutory tax rate before valuation allowance considerations.
2
As a result of the adoption of ASU 2016-09 windfall tax benefits and shortfall tax charges on share-based compensation are now recognized in the consolidated statements of operations and no longer in additional paid-in capital. Refer to "Note 2 - Recently issued accounting standards" for further information.

> Refer to “Note 28 – Employee deferred compensation” for further information on share-based compensation.
If, upon settlement of share-based compensation, the tax deduction exceeds the cumulative compensation cost that the Group had recognized in the consolidated financial statements, the utilized tax benefit associated with any excess deduction is considered a “windfall” and recognized in the consolidated statements of operations and reflected as an operating cash inflow in the consolidated statements of cash flows. If, upon settlement, the tax deduction is lower than the cumulative compensation cost that the Group had recognized in the consolidated financial statements, the tax charge associated with the lower deduction is considered a “shortfall”. Tax charges arising on shortfalls are recognized in the consolidated statements of operations.
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

Reconciliation of the beginning and ending amount of gross unrecognized tax benefits
	2017	2016	2015
Movements in gross unrecognized tax benefits (CHF million)
Balance at beginning of period	410	369	389
Increases in unrecognized tax benefits as a result of tax positions taken during a prior period	131	52	44
Decreases in unrecognized tax benefits as a result of tax positions taken during a prior period	(104)	(43)	(3)
Increases in unrecognized tax benefits as a result of tax positions taken during the current period	117	17	15
Decreases in unrecognized tax benefits relating to settlements with tax authorities	(73)	(2)	0
Reductions to unrecognized tax benefits as a result of a lapse of the applicable statute of limitations	(3)	(7)	(22)
Other (including foreign currency translation)	3	24	(54)
Balance at end of period	481	410	369
of which, if recognized, would affect the effective tax rate	481	410	369
Interest and penalties
in	2017	2016	2015
Interest and penalties (CHF million)
Interest and penalties recognized in the consolidated statements of operations	29	2	13
Interest and penalties recognized in the consolidated balance sheets	115	86	86
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
It is reasonably possible that there will be a decrease of between zero and CHF 5 million in unrecognized tax benefits within 12 months of the reporting date.
The Group remains open to examination from federal, state, provincial or similar local jurisdictions from the following years onward in these major countries: Brazil – 2013; Switzerland – 2011; the US – 2010; the UK – 2009; and the Netherlands – 2006.

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
Compensation expense recognized in the consolidated statement of operations for share-based and other awards that were granted as deferred compensation is recognized in accordance with the specific terms and conditions of each respective award and is primarily recognized over the future requisite service and vesting period, which is determined by the plan, retirement eligibility of employees, two-year moratorium periods on early retirement and certain other terms. All deferred compensation plans are subject to restrictive covenants, which generally include non-compete and non-solicit provisions. Compensation expense for share-based and other awards that were granted as deferred compensation also includes the current estimated outcome of applicable performance criteria, estimated future forfeitures and mark-to-market adjustments for certain cash awards that are still outstanding.
The following tables show the compensation expense for deferred compensation awards granted in 2017 and prior years that was recognized in the consolidated statements of operations during 2017, 2016 and 2015, the total shares delivered, the estimated unrecognized compensation expense for deferred compensation awards granted in 2017 and prior years outstanding as of December 31, 2017 and the remaining requisite service period over which the estimated unrecognized compensation expense will be recognized. The estimated unrecognized compensation expense was based on the >>>fair value of each award on the grant date and included the current estimated outcome of relevant performance criteria and estimated future forfeitures but no estimate for future mark-to-market adjustments. The recognition of compensation expense for the deferred compensation awards granted in February 2018 began in 2018 and thus had no impact on the 2017 consolidated financial statements.
Deferred compensation awards for 2017
In February 2018, the Group granted share awards, performance share awards and Contingent Capital Awards (CCA) as deferred compensation. Deferred compensation was awarded to employees with total compensation of CHF/USD 250,000 or the local currency equivalent or higher.
Deferred compensation expense
in	2017	2016	2015
Deferred compensation expense (CHF million)
Share awards	529	628	852
Performance share awards	348	370	563
Contingent Capital Awards	280	235	430
Contingent Capital share awards	18	30	–
Capital Opportunity Facility awards	14	13	16
Plus Bond awards [1]	–	5	22
2011 Partner Asset Facility awards [2]	–	–	2
Restricted Cash Awards	–	–	39
2008 Partner Asset Facility awards [3]	7	13	34
Other cash awards	440	335	414
Total deferred compensation expense	1,636	1,629	2,372

Total shares delivered (million)
Total shares delivered	42.0	42.1	44.4
1
Compensation expense primarily relates to mark-to-market changes of the underlying assets of the Plus Bonds and the amortization of the voluntary Plus Bonds elected in the first quarter of 2013 and expensed over a three-year period.

2 Compensation expense mainly includes the change in the underlying fair value of the indexed assets prior to the Contingent Capital Awards conversion.
3 Compensation expense mainly includes the change in the underlying fair value of the indexed assets during the period.
Estimated unrecognized deferred compensation
end of	2017
Estimated unrecognized compensation expense (CHF million)
Share awards	472
Performance share awards	158
Contingent Capital Awards	119
Contingent Capital share awards	3
Other cash awards	194
Total	946

Aggregate remaining weighted-average requisite service period (years)
Aggregate remaining weighted-average requisite service period	1.4
Does not include the estimated unrecognized compensation expense relating to grants made in 2018 for 2017.
Share awards
Share awards granted in February 2018 are similar to those granted in February 2017. Each share award granted entitles the holder of the award to receive one Group share, subject to service conditions. Share awards vest over three years with one third of the share awards vesting on each of the three anniversaries of the grant date (ratable vesting), with the exception of awards granted to individuals classified as risk managers or senior managers under the UK PRA Remuneration Code. Share awards granted to risk managers vest over five years with one fifth of the award vesting on each of the five anniversaries of the grant date, while share awards granted to senior managers vest over five years commencing on the third anniversary of the grant date, with one fifth of the award vesting on each of the third to seventh anniversaries of the grant date. Share awards are expensed over the service period of the awards. The value of the share awards is solely dependent on the Group share price at the time of delivery.
The Group’s share awards include other awards, such as blocked shares and special awards, which may be granted to new employees. Other share awards entitle the holder to receive one Group share and are generally subject to continued employment with the Group, contain restrictive covenants and cancellation provisions and generally vest between zero and five years.
On February 15, 2018, the Group granted 34.1 million share awards with a total value of CHF 613 million. The number of share awards granted to employees was generally determined by dividing the deferred component of variable compensation being granted as share awards by the average price of a Group share over the ten consecutive trading days ended February 28, 2018. The fair value of each share award was CHF 17.22, the Group share price on the grant date. The majority of share awards granted include the right to receive dividend equivalents on vested shares. The estimated unrecognized compensation expense of CHF 569 million was determined based on the fair value of the awards on the grant date, includes the current estimated future forfeitures and will be recognized over the vesting period, subject to early retirement rules.
Share awards granted for previous years
For compensation year	2017	2016	2015
Share awards granted for previous years
Shares awarded (million)	34.1	37.8	28.8
Value of shares awarded (CHF million)	613	566	549
Fair value of each share awarded (CHF) [1]	17.22	15.42	18.62
1 Based on the Group’s share price on the grant date.
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
On February 15, 2018, the Group granted 2.1 million blocked shares with a total value of CHF 38 million that vested immediately upon grant, have no future service requirements and were attributed to services performed in 2017.
Blocked share awards granted for previous years
For compensation year	2017	2016	2015
Blocked share awards granted for previous years
Shares awarded (million)	2.1	2.5	0.6
Value of shares awarded (CHF million)	38	37	12
Share award activities
	2017			2016		2015
	Number of share awards in million		Weighted- average grant-date fair value in CHF	Number of share awards in million	Weighted- average grant-date fair value in CHF	Number of share awards in million		Weighted- average grant-date fair value in CHF
Share awards
Balance at beginning of period	73.2		18.77	80.3	21.58	77.1		28.64
Granted	54.3	[1]	14.53	39.7	17.47	47.5	[2]	16.67
Settled	(38.2)		19.74	(37.7)	22.64	(40.3)		29.00
Forfeited	(4.4)		16.47	(9.1)	21.87	(4.0)		24.29
Balance at end of period	84.9		15.73	73.2	18.77	80.3		21.58
of which vested	8.5		–	8.1	–	4.7		–
of which unvested	76.4		–	65.1	–	75.6		–
1
Includes an adjustment for share awards granted in the second quarter of 2017 to compensate for the proportionate dilution of Group shares resulting from the rights offering approved on May 18, 2017. The number of deferred share-based awards held by each individual was increased by 3.64%. The terms and conditions of the adjusted shares were the same as the existing share-based awards, thereby ensuring that holders of the awards were neither advantaged nor disadvantaged by the additional shares granted.

2
Includes an adjustment for share awards granted in the fourth quarter of 2015 to compensate for the proportionate dilution of Group shares resulting from the rights offering approved on November 19, 2015. The number of deferred share-based awards held by each individual was increased by 2.89%. The terms and conditions of the adjusted shares were the same as the existing share-based awards, thereby ensuring that holders of the awards were neither advantaged nor disadvantaged by the additional shares granted.

Performance share awards
Managing directors and all >>>material risk takers and controllers (employees whose activities are considered to have a potentially material impact on the Group’s risk profile) received a portion of their deferred variable compensation in the form of performance share awards. Performance share awards are similar to share awards, except that the full balance of outstanding performance share awards, including those awarded in prior years, are subject to performance-based malus provisions. Performance share awards granted in 2015 were subject to a negative adjustment in the event of a negative strategic ROE of the Group, which was calculated based on Core Results, adjusted for the goodwill impairment charge related to the re-organization of the former Investment Banking division. However, following the change in the Group’s financial reporting structure in 2015, the strategic ROE is no longer calculated, and consequently, any negative adjustment to performance share awards is subject to the discretion of the Compensation Committee. Starting in 2016, the ROE calculation is based on adjusted results, which the Compensation Committee considered as the most accurate reflection of the operating performance of the businesses.
Performance share awards granted from 2016 and onward are subject to a negative adjustment in the event of a divisional loss by the division in which the employees worked as of December 31, 2017, or a negative ROE of the Group, whichever results in a larger adjustment. For employees in corporate functions and the Strategic Resolution Unit, the negative adjustment only applies in the event of a negative ROE of the Group and is not linked to the performance of the divisions. The basis for the ROE calculation may vary from year to year, depending on the Compensation Committee’s determination for the year in which the performance shares are granted.
On February 15, 2018, the Group granted 26.5 million performance share awards with a total value of CHF 478 million. The number of performance share awards granted to employees was generally determined by dividing the deferred component of variable compensation being granted as performance share awards by the average price of a Group share over the ten consecutive trading days ended February 28, 2018. The fair value of each performance share award was CHF 17.22, the Group share price on the grant date. The majority of performance share awards granted include the right to receive dividend equivalents on vested shares. The estimated unrecognized compensation expense of CHF 445 million was determined based on the fair value of the awards on the grant date, includes the current estimated outcome of the relevant performance criteria and estimated future forfeitures and will be recognized over the vesting period, subject to early retirement rules. There was no negative adjustment applied to performance share awards granted in 2017 or in previous years as the 2017 divisional adjusted results and the adjusted ROE of the Group were both positive.
Performance share awards granted for previous years
For compensation year	2017	2016	2015
Performance share awards granted for previous years
Performance shares awarded (million)	26.5	29.7	21.3
Value of performance shares awarded (CHF million)	478	451	429
Fair value of each performance share awarded (CHF) [1]	17.22	15.42	18.62
1 Based on the Group’s share price on the grant date.
Performance share award activities
	2017			2016		2015
	Number of performance share awards in million		Weighted- average grant-date fair value in CHF	Number of performance share awards in million	Weighted- average grant-date fair value in CHF	Number of performance share awards in million		Weighted- average grant-date fair value in CHF
Performance share awards
Balance at beginning of period	48.4		19.11	55.9	21.01	48.2		26.89
Granted	31.8	[1]	14.41	21.4	18.62	32.5	[2]	16.11
Settled	(23.9)		20.41	(26.5)	22.67	(23.4)		26.24
Forfeited	(2.1)		16.38	(2.4)	19.64	(1.4)		21.75
Balance at end of period	54.2		15.88	48.4	19.11	55.9		21.01
of which vested	6.7		–	6.8	–	3.3		–
of which unvested	47.5		–	41.6	–	52.6		–
1
Includes an adjustment for performance share awards granted in the second quarter of 2017 to compensate for the proportionate dilution of Group shares resulting from the rights offering approved on May 18, 2017. The number of deferred share-based awards held by each individual was increased by 3.64%. The terms and conditions of the adjusted shares were the same as the existing share-based awards, thereby ensuring that holders of the awards were neither advantaged nor disadvantaged by the additional performance shares granted.

2
Includes an adjustment for performance share awards granted in the fourth quarter of 2015 to compensate for the proportionate dilution of Group shares resulting from the rights offering approved on November 19, 2015. The number of deferred share-based awards held by each individual was increased by 2.89%. The terms and conditions of the adjusted shares were the same as the existing share-based awards, thereby ensuring that holders of the awards were neither advantaged nor disadvantaged by the additional performance shares granted.

Contingent Capital Awards
CCA were granted in February 2018, February 2017 and January 2016 to managing directors and directors as part of the 2017, 2016 and 2015 deferred variable compensation and have rights and risks similar to those of certain contingent capital instruments issued by the Group in the market. CCA are scheduled to vest on the third anniversary of the grant date, other than those granted to individuals classified as risk managers or senior managers under the UK PRA Remuneration Code, where CCA vest on the fifth and seventh anniversaries of the grant date, respectively, and will be expensed over the vesting period. CCA provide a conditional right to receive semi-annual cash payments of interest equivalents until settled, with rates being dependent upon the vesting period and currency of denomination:
– CCA granted in 2018, 2017 and 2016 that are denominated in US dollars receive interest equivalents at a rate of 3.05%, 4.27% and 5.41%, respectively, per annum over the six-month US dollar >>>London Interbank Offered Rate (LIBOR) and vest three, five or seven years from the date of grant;
– CCA granted in 2018, 2017 and 2016 that are denominated in Swiss francs receive interest equivalents at a rate of 2.24%, 3.17% and 4.23%, respectively, per annum over the six-month Swiss franc LIBOR and vest three years from the date of grant;
– CCA granted in 2017 that are denominated in Swiss francs receive interest equivalents at a rate of 3.03% per annum over the six-month Swiss franc LIBOR and vest five years from the date of grant; and
– CCA granted in 2017 that are denominated in Swiss francs receive interest equivalents at a rate of 2.93% per annum over the six-month Swiss franc LIBOR and vest seven years from the date of grant.
The rates were set in line with market conditions at the time of grant and existing high-trigger and low-trigger contingent capital instruments that the Group has issued. For CCA granted in February 2018, employees who received compensation in Swiss francs received CCA denominated in Swiss francs and all other employees received CCA denominated in US dollars.
As CCA qualify as going concern loss-absorbing capital of the Group, the timing and form of distribution upon settlement is subject to approval by >>>FINMA. At settlement, employees will receive either a contingent capital instrument or a cash payment based on the fair value of the CCA. The fair value will be determined by the Group. In the case of a cash settlement, the CCA award will be converted into the local currency of each respective employee.
CCA have loss-absorbing features such that prior to settlement, the principal amount of the CCA would be written down to zero and forfeited if any of the following trigger events were to occur:
– the Group’s reported common equity tier 1 (CET1) ratio falls below 7%; or
– FINMA determines that cancellation of the CCA and other similar contingent capital instruments is necessary, or that the Group requires public sector capital support, in either case to prevent it from becoming insolvent or otherwise failing.
On February 15, 2018, the Group awarded CHF 241 million of CCA that will be expensed over the vesting period. The estimated unrecognized compensation expense of CHF 229 million was determined based on the fair value of the awards on the grant date and includes the current estimated outcome of the relevant performance criteria, the estimated future forfeitures and the expected semi-annual cash payments of interest equivalents and will be recognized over the vesting period.
Contingent Capital Awards granted for previous years
For compensation year	2017	2016	2015
Contingent Capital Awards granted for previous years
CCA awarded (CHF million)	241	229	226
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
Contingent Capital share award activities
	2017		2016
Contingent Capital share awards (million)
Balance at beginning of period	13.5		–
Granted	0.3	[1]	16.4
Settled	(5.0)		(2.6)
Forfeited	(0.4)		(0.3)
Balance at end of period	8.4		13.5
of which vested	1.3		1.0
of which unvested	7.1		12.5
1
Includes an adjustment for Contingent Capital share awards granted in the second quarter of 2017 to compensate for the proportionate dilution of Group shares resulting from the rights offering approved on May 18, 2017. The number of deferred share-based awards held by each individual was increased by 3.64%. The terms and conditions of the adjusted shares were the same as the existing share-based awards, thereby ensuring that holders of the awards were neither advantaged nor disadvantaged by the additional Contingent Capital shares granted.

Other deferred compensation
During 2017, the Group granted deferred cash retention awards of CHF 65 million relating to the reorganization of the Asia Pacific business. These awards will be expensed over a two-year period from the grant date. Amortization of these awards totaled CHF 28 million in 2017 and was recognized in the Corporate Center. The Group granted deferred fixed cash awards of CHF 90 million to certain employees in the US. These awards will be expensed in the

Global Markets, Investment Banking & Capital Markets and International Wealth Management divisions over a three-year period from the grant date. Amortization of these awards totaled CHF 48 million in 2017.
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
PAF2 awards were linked to a portfolio of the Group’s credit exposures, providing risk offset and capital relief. Due to regulatory changes, this capital relief would no longer be available. As a result, the Group restructured the awards in March 2014, requiring PAF2 holders to reallocate the exposure of their awards from the pool of counterparty credit risks in the original PAF2 structure to one of the following options, or a combination thereof: i) Capital Opportunity Facility (COF): participants elected for their award to be referenced to a COF. The COF is a seven-year facility that is linked to the performance of a portfolio of risk-transfer and capital mitigation transactions to be entered into with the Group chosen by a COF management team. The value of the COF awards will be reduced if there are losses from the COF portfolio, up to the full amount of the award. Participants who elect the COF will receive semi-annual US dollar cash distributions of 6.5% per annum until settlement in cash in 2021, and such semi-annual distributions will reduce the cash settlement amount payable in 2021; and ii) CCA: participants elected to receive CCA, with similar terms to the instruments granted as part of the 2013 compensation awards.
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
The PAF awards, which had a contractual term of eight years, are fully vested. Each PAF holder received a semi-annual cash interest payment of LIBOR plus 250 basis points applied to the notional value of the PAF award granted throughout the contractual term of the award. Beginning in the fifth year after the grant date, the PAF holders received an annual cash payment equal to 20% of the notional value of the PAF awards if the fair market value of the Asset Pool in that year has not declined below the initial fair market value of the Asset Pool. In the final year of the contractual term, the PAF holders received a final settlement in cash equal to the notional value, less all previous cash payments made to the PAF holder, plus any related gains or less any related losses on the liquidation of the Asset Pool. During 2017, the final settlement of the outstanding PAF awards of CHF 789 million was made.

Other cash awards
Other cash awards consist of voluntary deferred compensation plans and employee investment plans. The compensation expense related to these awards was primarily driven by mark to market and performance adjustments, as the majority of the awards are fully vested.
Delivered shares
In 2015, the Group delivered all of its shares through market purchases. In 2016, the Group’s share delivery obligations were covered mainly through the issuance of shares from conditional capital, with a portion covered by shares purchased in the market. In 2017, the Group returned to fully cover its share delivery obligations through market purchases.
29 Related parties
Parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial or operational decisions, or if another party controls both. The Group’s related parties include key management personnel, close family members of key management personnel and entities that are controlled, significantly influenced, or for which significant voting power is held, by key management personnel or their close family members. Key management personnel are those individuals having authority and responsibility for planning, directing and controlling the activities of the Group, that is, members of the Executive Board and the Board of Directors.
Banking relationships
The Group is a global financial services provider. Many of the members of the Executive Board and the Board of Directors, their close family members or companies associated with them maintain banking relationships with the Group. The Group or any of its banking subsidiaries may from time to time enter into financing and other banking agreements with companies in which current members of the Executive Board or the Board of Directors have a significant influence as defined by the SEC, such as holding executive and/or board level roles in these companies. With the exception of the transactions described below, relationships with members of the Executive Board or the Board of Directors and such companies are in the ordinary course of business and are entered into on an arm’s length basis. Also, unless otherwise noted, all loans to members of the Executive Board, members of the Board of Directors, their close family members or companies associated with them were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and did not involve more than the normal risk of collectability or present other unfavorable features. As of December 31, 2017, 2016 and 2015, there were no loan exposures to such related parties that were not made in the ordinary course of business and at prevailing market conditions.
Related party loans
Executive Board and Board of Directors loans
The majority of loans outstanding to members of the Executive Board and the Board of Directors are mortgages or loans against securities.
All mortgage loans to members of the Executive Board are granted either with variable or fixed interest rates over a certain period. Typically, mortgages are granted for periods of up to ten years. Interest rates applied are based on refinancing costs plus a margin, and interest rates and other terms are consistent with those applicable to other employees. Loans against securities are granted at interest rates and on terms applicable to such loans granted to other employees. The same credit approval and risk assessment procedures apply to members of the Executive Board as for other employees. Unless otherwise noted, all loans to members of the Executive Board were made in the ordinary course of business and substantially on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and in consideration of the terms which apply to all Group employees. These loans did not involve more than the normal risk of collectability or present other unfavorable features. The highest loan outstanding to an Executive Board member was CHF 7 million to Thomas Gottstein as of December 31, 2017.
Members of the Board of Directors with loans, including the Chairman of the Board of Directors, do not benefit from employee conditions, but are subject to conditions applied to clients with a comparable credit standing. Unless otherwise noted, all loans to members of the Board of Directors were made in the ordinary course of business and substantially on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons. Such loans did not involve more than the normal risk of collectability or present other unfavorable features.

Executive Board and Board of Directors loans
in	2017		2016	2015
Loans to members of the Executive Board (CHF million)
Balance at beginning of period	25	[1]	26	5
Additions	3		6	21
Reductions	(2)		(7)	0
Balance at end of period	26	[1]	25	26
Loans to members of the Board of Directors (CHF million)
Balance at beginning of period	10	[2]	8	16
Additions	1		3	1
Reductions	0		(1)	(9)
Balance at end of period	11	[2]	10	8
1 The number of individuals with outstanding loans at the beginning and the end of the year was eight.
2 The number of individuals with outstanding loans at the beginning and the end of the year was four.
Equity method investees loans
The Group or its subsidiaries grant loans to equity method investees in the normal course of business.
> Refer to “Note 39 – Significant subsidiaries and equity method investments” for a list of equity method investments.
Loans made by the Group or any subsidiaries to equity method investees
in	2017	2016	2015
Loans to equity method investees (CHF million)
Balance at beginning of period	173	135	13
Net borrowings/(repayments)	0	38	122
Balance at end of period	173	173	135
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
The following new Tier 1 Capital Notes were outstanding as of December 31, 2017:
– USD 1.725 billion 9.5%, held by an affiliate of The Olayan Group;
– USD 1.72 billion 9.5%, held by an affiliate of QIA; and
– CHF 2.5 billion 9.0%, held by an affiliate of QIA.
Under their terms, the new Tier 1 Capital Notes will be converted into Group ordinary shares if the Group’s reported CET1 ratio, as determined under >>>Basel Committee on Banking Supervision regulations as of the end of any calendar quarter, falls below 7% (or any lower applicable minimum threshold), unless >>>FINMA, at the Group’s request, has agreed on or prior to the publication of the Group’s quarterly results that actions, circumstances or events have restored, or will imminently restore, the ratio to above the applicable threshold. The new Tier 1 Capital Notes will also be converted if FINMA determines that conversion is necessary, or that the Group requires public sector capital support, to prevent the Group from becoming insolvent, bankrupt or unable to pay a material amount of the Group’s debts, or other similar circumstances. In addition, conversion of the new Tier 1 Capital Notes issued to the entities affiliated with The Olayan Group will be triggered if, in the event of a request by FINMA for an interim report prior to the end of any calendar quarter, the Group’s reported CET1 ratio, as of the end of any such interim period, falls below 5%. The conversion price will be the higher of a given floor price per share (subject to customary adjustments) or the daily volume weighted average sales price of the Group’s ordinary shares over a five-day period preceding the notice of conversion. The new Tier 1 Capital Notes are deeply subordinated, perpetual and callable by the Group no earlier than 2018 and in certain other circumstances with FINMA approval. Interest, which is payable on the USD 1.725 billion and the USD 1.72 billion new Tier 1 Capital Notes at a fixed rate of 9.5% and on the CHF 2.5 billion new Tier 1 Capital Notes at a fixed rate of 9.0%, will reset after the first call date. Interest payments will generally be discretionary (unless triggered), subject to suspension in certain circumstances and non-cumulative.
At the time of the original transaction, the Group determined that this was a material transaction and deemed QIA and The Olayan Group to be related parties of the Group’s then Board of Directors members Jassim Bin Hamad J.J. Al Thani and Aziz R.D. Syriani for purposes of evaluating the terms and corporate governance of the original transaction. At that time, the Board of Directors (except for Mr. Bin Hamad J.J. Al Thani and Mr. Syriani, who abstained from participating in the determination process) determined that the terms of the original transaction, given its size, the nature of the contingent capital instrument, for which there was no established market, and the terms of the notes issued and held by QIA and The Olayan Group, were fair. As of April 26, 2013 and April 28, 2017, respectively, Mr. Syriani and Mr. Bin Hamad J.J. Al Thani retired from the Board of Directors and no other person affiliated with The Olayan Group or with QIA has been elected as a member of the Board of Directors.
Liabilities due to own pension plans
Liabilities due to the Group’s own defined benefit pension plans as of December 31, 2017 and 2016 of CHF 336 million and CHF 521 million, respectively, were reflected in various liability accounts in the Group’s consolidated balance sheets. Certain unconsolidated SPEs wholly owned by the Group had liabilities to the pension plans of the Group with a notional value of CHF 53 million as of December 31, 2016.

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
The Group contributes to various defined contribution pension plans primarily in the US and the UK as well as other countries throughout the world. During 2017, 2016 and 2015, the Group contributed to these plans and recognized as expense CHF 165 million, CHF 161 million and CHF 157 million, respectively.
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
Swiss pension plan
The Group’s most significant defined benefit pension plan, the Credit Suisse Swiss Pension Plan (Swiss pension plan), is located and covers its employees in Switzerland and is set up as a trust domiciled in Zurich. The Swiss pension plan provides benefits in the event of retirement, death and disability and meets or exceeds the minimum benefits required under the Swiss Federal Law on Occupational Retirement, Survivors’ and Disability Pension Plans (BVG). Benefits in the Swiss pension plan are determined on the basis of the accumulated employer and employee contributions and accumulated interest credited. Although the Swiss pension plan is largely defined contribution in nature, it is treated as a defined benefit plan under US GAAP, mainly due to a guaranteed minimum return on contributions and guaranteed payment of lifetime pensions. As of December 31, 2017 and 2016, the Swiss pension plan comprised 73% and 73%, respectively, of all the Group’s employees participating in defined benefit plans, 81% and 80%, respectively, of the >>>fair value of plan assets, and 82% and 82%, respectively, of the pension benefit obligation of the Group’s defined benefit plans.
Employee contributions in the savings section depend on their age and are determined as a percentage of the pensionable salary. The employees can select between three different levels of contributions which vary between 5% and 14% depending on their age. The Group’s contribution varies between 7.5% and 25% of the pensionable salary depending on the employee’s age.
The Swiss Federal council sets the minimum statutory interest rate on savings balances on an annual basis that applies to the BVG minimum pensionable salary (1.0% as of January 1, 2018 and 2017). The statutory interest rate on savings balances does not apply to extra mandatory benefits. The Board of Trustees of the Swiss pension fund sets the interest rate to be applied on the accumulated savings balance on an annual basis.
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

Components of net periodic benefit costs
	Defined benefit pension plans						Other post-retirement defined benefit plans
	Switzerland			International			International
in	2017	2016	2015	2017	2016	2015	2017	2016	2015
Net periodic benefit costs (CHF million)
Service costs on benefit obligation	243	288	298	22	20	21	0	0	0
Interest costs on benefit obligation	57	141	189	91	124	129	6	8	7
Expected return on plan assets	(473)	(536)	(592)	(133)	(175)	(195)	0	0	0
Amortization of recognized prior service cost/(credit)	(131)	(116)	(85)	0	0	0	0	0	(23)
Amortization of recognized actuarial losses/(gains)	340	366	351	60	41	84	7	10	14
Settlement losses/(gains)	37	24	24	0	72	(1)	0	0	0
Curtailment losses/(gains)	(23)	(18)	(2)	(10)	0	0	0	0	0
Special termination benefits	19	22	9	0	0	0	0	0	0
Net periodic benefit costs/(credits)	69	171	192	30	82	38	13	18	(2)
Net periodic benefit costs of defined benefit plans
The net periodic benefit costs for defined benefit pension and other post-retirement defined benefit plans are the costs of the respective plan for a period during which an employee renders services. The actual amount to be recognized is determined using the standard actuarial methodology which considers, among other factors, current service cost, interest cost, expected return on plan assets and the amortization of both prior service cost/(credit) and actuarial losses/(gains) recognized in AOCI.
Net periodic benefit costs reflected in compensation and benefits – other for 2017, 2016 and 2015 were CHF 112 million, CHF 271 million and CHF 228 million, respectively.
Since the second quarter of 2011, as part of its strategic plan, the Group has launched a number of cost efficiency measures, including headcount reduction. This resulted in curtailment gains of CHF 23 million, CHF 18 million and CHF 2 million in 2017, 2016 and 2015, respectively, reflecting the immediate recognition of a credit relating to the years of service no longer expected to be rendered. Additional costs of CHF 37 million, CHF 24 million and CHF 24 million in 2017, 2016 and 2015, respectively, related to the settlement of the pension obligation for employees in Switzerland whose employment has effectively been terminated or who have left the Group due to a sale of their business. Special termination benefit costs of CHF 19 million, CHF 22 million and CHF 9 million have been recognized in 2017, 2016 and 2015, respectively, relating to early retirements in Switzerland in the context of the cost efficiency measures.
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
US GAAP requires an employer to recognize the funded status of the defined benefit pension and other post-retirement defined benefit plans on the balance sheet. The funded status of these plans is determined as the difference between the fair value of plan assets and the PBO. The funded status may vary from year to year due to changes in the fair value of plan assets and variations of the PBO following changes in the underlying assumptions and census data used to determine the PBO. In 2017 and 2016, the curtailments, settlements and special termination benefits in Switzerland, which impacted the PBO, related to the headcount reduction in the context of the cost efficiency measures.
In 2015, the Board of Trustees of the Swiss pension plan changed a number of retirement benefits, reflecting the plan’s ability to finance benefits on an ongoing long-term basis, which became effective as of January 1, 2017. These changes reflect the prospective higher costs of providing retirement benefits due to lower expected asset returns, lower interest rates and increased life expectancy. These considerations have resulted in incremental reductions of conversion rates, the introduction of the reference age 65 for all insured persons, changes to the bridging pension related to the Swiss Old-Age and Survivors Insurance, enhanced lump-sum withdrawal options on retirement and the reduction of the maximum retirement pension. Furthermore, the Board of Trustees of the Swiss pension plan also agreed to improve death and disability benefits and to introduce a cohabiting partner’s pension. In 2016, the Board of Trustees of the Swiss pension plan made additional amendments to plan conditions leading to further decreases in future conversion rates. These changes resulted in a CHF 179 million reduction in the PBO for the Swiss pension plan in December 2016.

Obligations and funded status of the plans
	Defined benefit pension plans				Other post-retirement defined benefit plans
	Switzerland		International		International
in / end of	2017	2016	2017	2016	2017	2016
PBO (CHF million) [1]
Beginning of the measurement period	15,885	16,088	3,337	3,366	184	180
Plan participant contributions	205	202	0	0	0	0
Service cost	243	288	22	20	0	0
Interest cost	57	141	91	124	6	8
Plan amendments	0	(179)	0	0	0	0
Settlements	(144)	(70)	0	(278)	0	0
Curtailments	(22)	(4)	(11)	0	0	0
Special termination benefits	19	22	1	1	0	0
Actuarial losses/(gains)	471	134	171	476	2	1
Benefit payments	(829)	(737)	(287)	(150)	(11)	(11)
Exchange rate losses/(gains)	0	0	66	(222)	(8)	6
End of the measurement period	15,885	15,885	3,390	3,337	173	184
Fair value of plan assets (CHF million)
Beginning of the measurement period	15,951	15,602	4,000	3,712	0	0
Actual return on plan assets	1,398	510	256	824	0	0
Employer contributions	415	444	22	232	11	11
Plan participant contributions	205	202	0	0	0	0
Settlements	(144)	(70)	0	(278)	0	0
Benefit payments	(829)	(737)	(287)	(150)	(11)	(11)
Exchange rate gains/(losses)	0	0	97	(340)	0	0
End of the measurement period	16,996	15,951	4,088	4,000	0	0
Funded status recognized (CHF million)
Funded status of the plan – overfunded/(underfunded)	1,111	66	698	663	(173)	(184)
Funded status recognized in the consolidated balance sheet as of December 31	1,111	66	698	663	(173)	(184)
Total amount recognized (CHF million)
Noncurrent assets	1,111	66	1,058	995	0	0
Current liabilities	0	0	(11)	(11)	(11)	(12)
Noncurrent liabilities	0	0	(349)	(321)	(162)	(172)
Net amount recognized in the consolidated balance sheet as of December 31	1,111	66	698	663	(173)	(184)
ABO (CHF million) [2]
End of the measurement period	14,841	14,962	3,351	3,281	173	184
1 Including estimated future salary increases.
2 Excluding estimated future salary increases.
The net amount recognized in the consolidated balance sheets as of December 31, 2017 and 2016 for the defined benefit pension plans was an overfunding of CHF 1,809 million and CHF 729 million, respectively.
In 2018, the Group expects to contribute CHF 396 million to the Swiss and international defined benefit pension plans and CHF 11 million to other post-retirement defined benefit plans.
PBO or ABO in excess of plan assets
The following table shows the aggregate PBO and ABO, as well as the aggregate fair value of plan assets for those plans with PBO in excess of plan assets and those plans with ABO in excess of plan assets as of December 31, 2017 and 2016, respectively.

Defined benefit pension plans in which PBO or ABO exceeded plan assets
	PBO exceeds fair value of plan assets				[1]	ABO exceeds fair value of plan assets				[1]
	Switzerland		International			Switzerland		International
December 31	2017	2016	2017	2016		2017	2016	2017	2016
CHF million
PBO	0	0	1,464	1,426		0	0	1,447	1,407
ABO	0	0	1,433	1,391		0	0	1,420	1,378
Fair value of plan assets	0	0	1,104	1,095		0	0	1,088	1,079
1 Includes only those defined benefit pension plans where the PBO/ABO exceeded the fair value of plan assets.
Amount recognized in AOCI and other comprehensive income
The following table shows the actuarial gains/(losses) and prior service credit/(cost) which were recorded in AOCI and subsequently recognized as components of net periodic benefit costs.
Amounts recognized in AOCI, net of tax
	Defined benefit pension plans		Other post-retirement defined benefit plans		Total
end of	2017	2016	2017	2016	2017	2016
Amounts recognized in AOCI (CHF million)
Actuarial gains/(losses)	(3,547)	(4,239)	(36)	(39)	(3,583)	(4,278)
Prior service credit/(cost)	519	640	3	3	522	643
Total	(3,028)	(3,599)	(33)	(36)	(3,061)	(3,635)
The following tables show the changes in other comprehensive income due to actuarial gains/(losses) and prior service credit/(cost) recognized in AOCI during 2017 and 2016 and the amortization of the aforementioned items as components of net periodic benefit costs for these periods as well as the amounts expected to be amortized in 2018.
Amounts recognized in other comprehensive income
	Defined benefit pension plans			Other post-retirement defined benefit plans
in	Gross	Tax	Net	Gross	Tax	Net	Total net
2017 (CHF million)
Actuarial gains/(losses)	406	(82)	324	(2)	1	(1)	323
Amortization of actuarial losses/(gains)	400	(76)	324	7	(3)	4	328
Amortization of prior service cost/(credit)	(131)	26	(105)	0	0	0	(105)
Immediate recognition due to curtailment/settlement	36	(8)	28	0	0	0	28
Total	711	(140)	571	5	(2)	3	574
2016 (CHF million)
Actuarial gains/(losses)	13	(9)	4	(1)	0	(1)	3
Prior service credit/(cost)	180	(38)	142	0	0	0	142
Amortization of actuarial losses/(gains)	408	(91)	317	10	(4)	6	323
Amortization of prior service cost/(credit)	(116)	24	(92)	0	0	0	(92)
Immediate recognition due to curtailment/settlement	82	(28)	54	0	0	0	54
Total	567	(142)	425	9	(4)	5	430

Amounts in AOCI, net of tax, expected to be amortized in 2018
in 2018	Defined benefit pension plans	Other post-retirement defined benefit plans
CHF million
Amortization of actuarial losses/(gains)	282	6
Amortization of prior service cost/(credit)	(100)	0
Total	182	6
Assumptions
The measurement of both the net periodic benefit costs and the benefit obligation is determined using explicit assumptions, each of which individually represents the best estimate of a particular future event.
Weighted-average assumptions used to determine net periodic benefit costs and benefit obligation
	Defined benefit pension plans						Other post-retirement defined benefit plans
	Switzerland			International			International
December 31	2017	2016	2015	2017	2016	2015	2017	2016	2015
Net periodic benefit cost (%)
Discount rate - service costs	1.01	0.90	1.25	2.92	4.05	3.82	4.03	4.50	4.20
Discount rate - interest costs	0.37	0.90	1.25	2.79	4.05	3.82	3.48	4.50	4.20
Salary increases	0.50	0.80	1.00	3.55	3.56	4.19	–	–	–
Interest rate on savings balances	0.85	1.25	1.25	–	–	–	–	–	–
Expected long-term rate of return on plan assets	3.00	3.50	4.00	3.88	5.07	6.00	–	–	–
Benefit obligation (%)
Discount rate	0.86	0.85	0.90	2.83	3.10	4.05	3.70	4.21	4.50
Salary increases	0.50	0.50	0.80	2.97	3.55	3.56	–	–	–
Interest rate on savings balances	0.86	0.85	1.25	–	–	–	–	–	–
Net periodic benefit cost and benefit obligation assumptions
The assumptions used to determine the benefit obligation as of the measurement date are also used to calculate the net periodic benefit costs for the 12-month period following this date.
The discount rates are determined based on yield curves, constructed from high-quality corporate bonds currently available and observable in the market and are expected to be available during the period to maturity of the pension benefits. In countries where there is no deep market in high-quality corporate bonds with longer durations, the best available market information, including governmental bond yields and risk premiums, is used to construct the yield curve. Credit Suisse adopted the spot rate approach for the valuation as at December 31, 2016, whereby individual spot rates on the yield curve are applied to each year’s cash flow in measuring the plan’s benefit obligation as well as future service costs and interest costs.
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
The expected long-term rate of return on plan assets assumption is applied to the market-related value of assets to calculate the expected return on plan assets as a component of the net periodic benefit costs. It reflects the average rate of returns expected on the funds invested or to be invested to provide for the benefits included in the PBO. In estimating that rate, appropriate consideration is given to the returns being earned by the plan assets and the rates of return expected to be available for reinvestment. The expected long-term rate of return on plan assets is based on total return forecasts, expected volatility and correlation estimates, reflecting interrelationships between and within asset classes held. Where possible, similar, if not related, approaches are followed to forecast returns for the various asset classes.
The expected long-term rate of return on debt securities reflects both accruing interest and price returns. The probable long-term relationship between the total return and certain exogenous variables is used, which links the total return forecasts on debt securities to forecasts of the macroeconomic environment.
The expected long-term rate of ROE securities is based on a two-stage dividend discount model which considers economic and market forecasts to compute a market-implied equity risk premium. Dividends are estimated using market consensus earnings and the historical payout ratio. A subsequent scenario analysis is used to stress test the level of the return.
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
Mortality tables and life expectancies for major plans
			Life expectancy at age 65 for a male member currently				Life expectancy at age 65 for a female member currently
			aged 65		aged 45		aged 65		aged 45
December 31			2017	2016	2017	2016	2017	2016	2017	2016
Life expectancy (years)
Switzerland	BVG 2015 tables	[1]	21.6	21.2	23.1	22.4	23.5	23.0	25.1	24.4
UK	SAPS S2 light tables	[2]	23.8	24.0	25.4	25.5	24.8	25.1	26.6	26.8
US	RP-2014 mortality tables	[3]	21.5	21.4	22.7	22.6	23.3	23.3	24.4	24.4
1 The BVG 2015 tables were used, which included proposed CMI projections in 2016 and final CMI projections in 2017, with a long-term rate of improvement of 1.25% per annum.
2
95% of Self-Administered Pension Scheme (SAPS) S2 light tables were used, which included proposed CMI projections in 2016 and final CMI projections in 2017, with a long-term rate of improvement of 1.5% per annum.

3 The Retirement Projection 2014 (RP-2014) mortality tables were used, with projections based on the Social Security Administration's intermediate improvement scale.
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
Review of assumptions
As part of its reviews in 2016 and 2017, Credit Suisse concluded that additional refinements to the assumptions for the Swiss pension plan were required in order to reflect the best estimate. As a result, Credit Suisse enhanced its methodology for determining the actuarial assumptions for the Swiss pension plan as follows:
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
– In Switzerland, the mortality tables used for the occupational pension fund are the BVG series, which are currently reviewed every five years. Prior to 2016, Credit Suisse used the periodic BVG 2015 tables with allowances for future improvements in life expectancy until 2020, which was based on the applicable current BVG generational table improvement scale. For 2016, Credit Suisse refined its methodology to incorporate future improvements in life expectancy on a continuous basis by applying future expected improvements to the periodic BVG 2015 tables using the Continuous Mortality Investigation (CMI) model with a long-term improvement rate of 1.25%. The move to the generational table resulted in an incremental increase to the PBO of CHF 175 million.
– In setting the assumption for the future interest rate on savings balances and future conversion rates, management took into consideration the expected level of future interest rates based on the yield curve used for the discount rate in addition to the legal minimum requirements, current rates approved by the Board of Trustees of the Swiss pension fund and historical trends.
– For discounting expected future cash flows, Credit Suisse adopted the “spot rate approach” for the valuation as of December 31, 2016, whereby individual spot rates on the yield curve are applied to each year’s cash flow in measuring the plan’s benefit obligation as well as future service costs and interest costs. Under the previous methodology, a single weighted-average discount rate derived from the yield curve was applied to each cash flow. Incorporating the “spot rate approach” reduced the 2017 net periodic benefit costs by CHF 87 million as compared to the prior methodology. There was no significant change in the PBO as a result of the change.

– As part of its review during 2017, Credit Suisse adopted the final version of the CMI model as published in early 2017 for the valuation of the Swiss pension plan. This resulted in an increase in the PBO of CHF 140 million.
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
Health care cost trend rates and sensitivity
in / end of	2017	2016	2015
Health care cost trend rate (%)
Annual weighted-average health care cost trend rate [1]	8.3	8.3	8.0
Increase/(decrease) in post-retirement expenses (CHF million)
One percentage point increase in health care cost trend rates	0.1	0.2	0.2
One percentage point decrease in health care cost trend rates	(0.1)	(0.2)	(0.2)
Increase/(decrease) in post-retirement benefit obligation (CHF million)
One percentage point increase in health care cost trend rates	3	4	4
One percentage point decrease in health care cost trend rates	(3)	(4)	(4)
1 The annual health care cost trend rate is assumed to decrease gradually to achieve the long-term health care cost trend rate of 5% by 2026.
The annual health care cost trend rate used to determine the net periodic benefit costs for 2018 is 8.2%.
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
As of December 31, 2016, the total fair value of Group debt securities included in plan assets of the Group’s defined benefit pension plans was CHF 54 million. As of December 31, 2017 and 2016, the total fair value of Group equity securities and options was CHF 118 million and CHF 90 million, respectively.
Fair value hierarchy of plan assets
> Refer to “Fair value measurement” in Note 34 – Financial instruments for discussion of the fair value hierarchy.
Fair value of plan assets
The following tables present the plan assets measured at fair value on a recurring basis as of December 31, 2017 and 2016 for the Group’s defined benefit pension plans.

Plan assets measured at fair value on a recurring basis
end of	2017						2016						[1]
	Level 1	Level 2		Level 3	Assets measured at net asset value per share	Total	Level 1	Level 2		Level 3	Assets measured at net asset value per share	Total
Plan assets at fair value (CHF million)
Cash and cash equivalents	384	0		0	0	384	440	0		0	0	440
Debt securities	3,144	325		37	742	4,248	3,186	438		0	748	4,372
of which corporates	3,144	325		37	742	4,248	3,186	438		0	748	4,372
Equity securities	6,780	10		0	0	6,790	6,011	0		0	0	6,011
Real estate	727	0		1,257	0	1,984	729	0		1,204	0	1,933
of which direct	0	0		1,244	0	1,244	0	0		1,204	0	1,204
of which indirect	727	0		13	0	740	729	0		0	0	729
Alternative investments	513	14		0	3,063	3,590	329	(35)		0	2,901	3,195
of which private equity	0	0		0	1,313	1,313	0	0		0	1,107	1,107
of which hedge funds	153	0		0	1,292	1,445	0	0		0	1,293	1,293
of which other	360	14		0	458	832	329	(35)		0	501	795
Switzerland	11,548	349		1,294	3,805	16,996	10,695	403		1,204	3,649	15,951
Cash and cash equivalents	70	133		0	0	203	49	170		0	0	219
Debt securities	1,991	1,080		0	370	3,441	1,380	865		7	274	2,526
of which governments	1,622	9		0	0	1,631	1,009	7		0	0	1,016
of which corporates	369	1,071		0	370	1,810	371	858		7	274	1,510
Equity securities	55	14		0	147	216	240	143		0	226	609
Real estate – indirect	0	0		0	27	27	0	0		0	58	58
Alternative investments	0	33		0	76	109	0	321		0	177	498
of which hedge funds	0	0		0	76	76	0	0		0	177	177
of which other	0	33	[2]	0	0	33	0	321	[2]	0	0	321
Other investments	0	92		0	0	92	0	90		0	0	90
International	2,116	1,352		0	620	4,088	1,669	1,589		7	735	4,000
Total plan assets at fair value	13,664	1,701		1,294	4,425	21,084	12,364	1,992		1,211	4,384	19,951
The Swiss pension fund uses exchange-traded futures to manage the economic exposure of the portfolio. Under US GAAP, these futures are not carried at fair value as they are settled on a daily basis and are considered brokerage receivables and payables. Consequently, they are excluded from this table. These futures increased the economic exposure to cash and cash equivalents by CHF 1,405 million and CHF 194 million in 2017 and 2016, respectively, decreased the economic exposure to debt securities – corporate bonds by CHF 76 million in 2017 and decreased the economic exposure to equity securities by CHF 1,329 million and CHF 194 million in 2017 and 2016, respectively.

1 Prior period has been corrected to reclassify the leveling of certain plan assets.
2 Primarily related to derivative instruments.

Plan assets measured at fair value on a recurring basis for level 3
				Actual return on plan assets
	Balance at beginning of period	Transfers in	Transfers out	On assets still held at reporting date	On assets sold during the period	Purchases, sales, settlements	Foreign currency translation impact	Balance at end of period
2017 (CHF million)
Debt securities – corporates	7	35	0	1	0	(6)	0	37
Real estate	1,204	13	0	42	1	(3)	0	1,257
of which direct	1,204	0	0	42	1	(3)	0	1,244
of which indirect	0	13	0	0	0	0	0	13
Total plan assets at fair value	1,211	48	0	43	1	(9)	0	1,294
of which Switzerland	1,204	48	0	43	1	(2)	0	1,294
of which International	7	0	0	0	0	(7)	0	0
2016 (CHF million) [1]
Debt securities – corporates	1	6	0	0	0	0	0	7
Real estate	1,156	0	0	48	0	0	0	1,204
of which direct	1,156	0	0	48	0	0	0	1,204
Total plan assets at fair value	1,157	6	0	48	0	0	0	1,211
of which Switzerland	1,156	0	0	48	0	0	0	1,204
of which International	1	6	0	0	0	0	0	7
1 Prior period has been corrected to reclassify the leveling of certain plan assets.
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
Weighted-average plan asset allocation
	Switzerland		International
December 31	2017	2016	2017	2016
Weighted-average plan asset allocation (%)
Cash and cash equivalents	2.3	2.8	5.0	5.5
Debt securities	25.0	27.4	84.0	63.2
Equity securities	39.9	37.7	5.3	15.3
Real estate	11.7	12.1	0.7	1.4
Alternative investments	21.1	20.0	2.7	12.4
Insurance	0.0	0.0	2.3	2.2
Total	100.0	100.0	100.0	100.0
The following table shows the target plan asset allocation for 2018 in accordance with the Group’s investment strategy. The target plan asset allocation is used to determine the expected return on plan assets to be considered in the net periodic benefit costs for 2018.
Weighted-average target plan asset allocation for 2018
	Switzerland	International
2018 (%)
Cash and cash equivalents	10.0	0.3
Debt securities	32.0	89.0
Equity securities	30.0	5.1
Real estate	10.0	0.6
Alternative investments	18.0	2.7
Insurance	0.0	2.3
Total	100.0	100.0
Estimated future benefit payments for defined benefit plans
The following table shows the estimated future benefit payments for defined benefit pension and other post-retirement defined benefit plans.
Estimated future benefit payments for defined benefit plans
	Defined benefit pension plans	Other post-retirement defined benefit plans
Estimated future benefit payments (CHF million)
2018	1,195	11
2019	931	11
2020	922	12
2021	926	12
2022	896	12
For five years thereafter	4,652	55

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
Cash flow hedges
The Group designates cash flow hedges as part of its strategy to mitigate its risk to variability of cash flows on loans, deposits and other debt obligations by using interest rate swaps to convert variable rate assets or liabilities to fixed rates. The Group also uses cross-currency swaps to convert foreign-currency-denominated fixed and floating rate assets or liabilities to fixed rate assets or liabilities based on the currency profile to which the Group elects to be exposed. This includes, but is not limited to, Swiss francs and US dollars. Further, the Group uses derivatives to hedge its cash flows associated with forecasted transactions. As of the end of 2017, the maximum length of time over which the Group hedged its exposure to the variability in future cash flows for forecasted transactions, excluding those forecasted transactions related to the payment of variable interest on existing financial instruments, was five years.
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
> Refer to “Note 34 – Financial instruments” for further information.
Fair value of derivative instruments
	Trading			Hedging			[1]
end of 2017	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)
Derivative instruments (CHF billion)
Forwards and forward rate agreements	8,509.3	1.2	1.2	0.0	0.0	0.0
Swaps	13,047.8	60.4	56.6	46.8	0.2	0.2
Options bought and sold (OTC)	2,374.5	25.2	24.0	0.0	0.0	0.0
Futures	547.8	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	419.2	0.2	0.3	0.0	0.0	0.0
Interest rate products	24,898.6	87.0	82.1	46.8	0.2	0.2
Forwards	1,387.9	10.7	11.1	13.3	0.0	0.2
Swaps	581.1	15.2	19.9	0.0	0.0	0.0
Options bought and sold (OTC)	414.8	4.6	4.8	2.1	0.0	0.0
Futures	13.0	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	5.4	0.0	0.0	0.0	0.0	0.0
Foreign exchange products	2,402.2	30.5	35.8	15.4	0.0	0.2
Forwards	0.9	0.0	0.1	0.0	0.0	0.0
Swaps	198.7	3.8	4.9	0.0	0.0	0.0
Options bought and sold (OTC)	221.3	8.3	7.9	0.0	0.0	0.0
Futures	32.8	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	373.2	9.3	10.3	0.0	0.0	0.0
Equity/index-related products	826.9	21.4	23.2	0.0	0.0	0.0
Credit derivatives [2]	524.9	7.7	8.9	0.0	0.0	0.0
Forwards	7.0	0.0	0.1	0.0	0.0	0.0
Swaps	17.9	1.5	1.4	0.0	0.0	0.0
Options bought and sold (OTC)	10.1	0.1	0.0	0.0	0.0	0.0
Futures	15.6	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	2.1	0.0	0.0	0.0	0.0	0.0
Other products [3]	52.7	1.6	1.5	0.0	0.0	0.0
Total derivative instruments	28,705.3	148.2	151.5	62.2	0.2	0.4
The notional amount, PRV and NRV (trading and hedging) was CHF 28,767.5 billion, CHF 148.4 billion and CHF 151.9 billion, respectively, as of December 31, 2017.
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
2 Primarily credit default swaps.
3 Primarily precious metals, commodity and energy products.
Fair value hedges
in	2017	2016	2015
Gains/(losses) recognized in income on derivatives (CHF million)
Interest rate products	(285)	(116)	(117)
Total	(285)	(116)	(117)
Gains/(losses) recognized in income on hedged items (CHF million)
Interest rate products	290	111	101
Total	290	111	101
Details of fair value hedges (CHF million)
Net gains/(losses) on the ineffective portion	5	(5)	(16)
Represents gains/(losses) recognized in trading revenues.

Cash flow hedges
in	2017		2016		2015
Gains/(losses) recognized in AOCI on derivatives (CHF million)
Interest rate products	(56)		(5)		21
Foreign exchange products	(30)		(9)		(32)
Total	(86)		(14)		(11)
Gains/(losses) reclassified from AOCI into income (CHF million)
Interest rate products [1]	(11)		29		37
Foreign exchange products	(24)	[2,3]	(16)	[2,3,4]	(61)	[2,3,4]
Total	(35)		13		(24)
Details of cash flow hedges (CHF million)
Net gains/(losses) on the ineffective portion [2]	(1)		(1)		(12)
Represents gains/(losses) on effective portion.
1 Included in interest and dividend income.
2 Included in trading revenues.
3 Included in other revenues.
4 Included in total other operating expenses.
The net loss associated with cash flow hedges expected to be reclassified from AOCI within the next 12 months was CHF 39 million.
Net investment hedges
in	2017	2016	2015
Gains/(losses) recognized in AOCI on derivatives (CHF million)
Foreign exchange products	(475)	(536)	440
Total	(475)	(536)	440
Represents gains/(losses) on effective portion.
The Group includes all derivative instruments not included in hedge accounting relationships in its trading activities.
> Refer to “Note 7 – Trading revenues” for gains and losses on trading activities by product type.
Disclosures relating to contingent credit risk
Certain of the Group’s derivative instruments contain provisions that require it to maintain a specified credit rating from each of the major credit rating agencies. If the ratings fall below the level specified in the contract, the counterparties to the agreements could request payment of additional collateral on those derivative instruments that are in a net liability position. Certain of the derivative contracts also provide for termination of the contract, generally upon a downgrade of either the Group or the counterparty. Such derivative contracts are reflected at close-out costs.
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
Contingent credit risk
end of	2017				2016
	Bilateral counterparties	Special purpose entities	Accelerated terminations	Total	Bilateral counterparties	Special purpose entities	Accelerated terminations	Total
Contingent credit risk (CHF billion)
Current net exposure	5.4	0.1	1.2	6.7	10.5	0.2	1.1	11.8
Collateral posted	4.4	0.1	–	4.5	9.5	0.2	–	9.7
Impact of a one-notch downgrade event	0.2	0.1	0.1	0.4	0.3	0.2	0.0	0.5
Impact of a two-notch downgrade event	0.9	0.2	0.5	1.6	1.3	0.4	0.5	2.2
Impact of a three-notch downgrade event	1.0	0.4	0.7	2.1	1.5	0.7	0.7	2.9
The impact of a downgrade event reflects the amount of additional collateral required for bilateral counterparties and special purpose entities and the amount of additional termination expenses for accelerated terminations, respectively.

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

>>>Total return swaps (TRS) of CHF 6.7 billion and CHF 7.8 billion as of December 31, 2017 and 2016, respectively, were also excluded because a TRS does not expose the seller to potential loss from credit risk-related events specified in the contract. A TRS only provides protection against a loss in asset value and not against additional amounts as a result of specific credit events.
Credit protection sold/purchased
end of	2017							2016
	Credit protection sold	Credit protection purchased	[1]	Net credit protection (sold)/ purchased	Other protection purchased		Fair value of credit protection sold	Credit protection sold	Credit protection purchased	[1]	Net credit protection (sold)/ purchased	Other protection purchased		Fair value of credit protection sold
Single-name instruments (CHF billion)
Investment grade [2]	(57.6)	53.8		(3.8)	15.3		0.9	(72.4)	67.4		(5.0)	14.3		0.7
Non-investment grade	(28.2)	25.5		(2.7)	14.3		0.5	(30.3)	28.1		(2.2)	18.1		(1.0)
Total single-name instruments	(85.8)	79.3		(6.5)	29.6		1.4	(102.7)	95.5		(7.2)	32.4		(0.3)
of which sovereign	(21.0)	19.2		(1.8)	6.2		0.2	(27.7)	25.6		(2.1)	6.5		(0.9)
of which non-sovereign	(64.8)	60.1		(4.7)	23.4		1.2	(75.0)	69.9		(5.1)	25.9		0.6
Multi-name instruments (CHF billion)
Investment grade [2]	(107.1)	104.7		(2.4)	59.3		0.7	(115.0)	113.9		(1.1)	41.2		0.0
Non-investment grade	(21.0)	19.6		(1.4)	12.0	[3]	0.9	(20.9)	19.5		(1.4)	9.8	[3]	0.3
Total multi-name instruments	(128.1)	124.3		(3.8)	71.3		1.6	(135.9)	133.4		(2.5)	51.0		0.3
of which sovereign	(0.3)	0.3		0.0	0.3		0.0	(0.3)	0.2		(0.1)	0.7		0.1
of which non-sovereign	(127.8)	124.0		(3.8)	71.0		1.6	(135.6)	133.2		(2.4)	50.3		0.2
Total instruments (CHF billion)
Investment grade [2]	(164.7)	158.5		(6.2)	74.6		1.6	(187.4)	181.3		(6.1)	55.5		0.7
Non-investment grade	(49.2)	45.1		(4.1)	26.3		1.4	(51.2)	47.6		(3.6)	27.9		(0.7)
Total instruments	(213.9)	203.6		(10.3)	100.9		3.0	(238.6)	228.9		(9.7)	83.4		0.0
of which sovereign	(21.3)	19.5		(1.8)	6.5		0.2	(28.0)	25.8		(2.2)	7.2		(0.8)
of which non-sovereign	(192.6)	184.1		(8.5)	94.4		2.8	(210.6)	203.1		(7.5)	76.2		0.8
1 Represents credit protection purchased with identical underlyings and recoveries.
2 Based on internal ratings of BBB and above.
3 Includes synthetic securitized loan portfolios.
The following table reconciles the notional amount of credit derivatives included in the table “Fair value of derivative instruments” to the table “Credit protection sold/purchased”.
Credit derivatives
end of	2017	2016
Credit derivatives (CHF billion)
Credit protection sold	213.9	238.6
Credit protection purchased	203.6	228.9
Other protection purchased	100.9	83.4
Other instruments [1]	6.5	7.8
Total credit derivatives	524.9	558.7
1 Consists of total return swaps and other derivative instruments.
The segregation of the future payments by maturity range and underlying risk gives an indication of the current status of the potential for performance under the derivative contracts.
Maturity of credit protection sold
end of	Maturity less than 1 year	Maturity between 1 to 5 years	Maturity greater than 5 years	Total
2017 (CHF billion)
Single-name instruments	21.6	59.4	4.8	85.8
Multi-name instruments	31.2	79.9	17.0	128.1
Total instruments	52.8	139.3	21.8	213.9
2016 (CHF billion)
Single-name instruments	24.2	72.7	5.8	102.7
Multi-name instruments	27.5	84.7	23.7	135.9
Total instruments	51.7	157.4	29.5	238.6

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
Guarantees
end of	Maturity less than 1 year	Maturity between 1 to 3 years	Maturity between 3 to 5 years	Maturity greater than 5 years	Total gross amount	Total net amount	[1]	Carrying value	Collateral received
2017 (CHF million)
Credit guarantees and similar instruments	1,817	520	314	435	3,086	2,837		12	1,603
Performance guarantees and similar instruments	4,931	1,639	373	200	7,143	6,216		44	3,012
Derivatives [2]	15,520	6,860	1,397	727	24,504	24,504		403	–	[3]
Other guarantees	4,461	1,006	708	503	6,678	6,673		47	3,833
Total guarantees	26,729	10,025	2,792	1,865	41,411	40,230		506	8,448
2016 (CHF million)
Credit guarantees and similar instruments	1,962	500	262	409	3,133	2,913		13	2,043
Performance guarantees and similar instruments	5,109	1,571	194	240	7,114	6,124		76	3,090
Derivatives [2]	15,864	3,377	3,590	976	23,807	23,807		684	–	[3]
Other guarantees	3,460	888	531	581	5,460	5,456		44	3,668
Total guarantees	26,395	6,336	4,577	2,206	39,514	38,300		817	8,801
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
Deposit-taking banks and securities dealers in Switzerland and certain other European countries are required to ensure the payout of privileged deposits in case of specified restrictions or compulsory liquidation of a deposit-taking bank. In Switzerland, deposit-taking banks and securities dealers jointly guarantee an amount of up to CHF 6 billion. Upon occurrence of a payout event triggered by a specified restriction of business imposed by >>>FINMA or by the compulsory liquidation of another deposit-taking bank, the Group’s contribution will be calculated based on its share of privileged deposits in proportion to total privileged deposits. Based on FINMA’s estimate for the Group’s banking subsidiaries in Switzerland, the Group’s share in the deposit insurance guarantee program for the period July 1, 2017 to June 30, 2018 is CHF 0.5 billion. These deposit insurance guarantees were reflected in other guarantees.
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
During 2017, the Group received repurchase claims for residential mortgage loans that were not significant, and loans repurchased during this period and related losses were not material. The balance of outstanding repurchase claims as of the end of 2017 was not significant.
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
> Refer to “Note 38 – Litigation” for further information.

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
Lease commitments
Lease commitments (CHF million)
2018	570
2019	541
2020	498
2021	388
2022	353
Thereafter	2,884
Future operating lease commitments	5,234
Less minimum non-cancellable sublease rentals	216
Total net future minimum lease commitments	5,018
Rental expense for operating leases
in	2017	2016	2015
Rental expense for operating leases (CHF million)
Minimum rental expense	575	550	558
Sublease rental income	(65)	(89)	(92)
Total net expenses for operating leases	510	461	466
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
Sale-leaseback transactions
During 2017, we did not enter into any sale-leaseback transactions. In 2016 and 2015, the Group entered into several smaller sale-leaseback transactions in respect of own property, which were all recognized as operating lease arrangements with lease terms of between one and five years and between two and eighteen years, respectively. The total contractual rental expenses were CHF 30 million for the 2016 sale-leaseback transactions and CHF 80 million for the 2015 sale-leaseback transactions.
Other commitments
end of	Maturity less than 1 year	Maturity between 1 to 3 years	Maturity between 3 to 5 years	Maturity greater than 5 years	Total gross amount	Total net amount	[1]	Collateral received
2017 (CHF million)
Irrevocable commitments under documentary credits	4,976	113	1	1	5,091	5,000		3,218
Irrevocable loan commitments [2]	24,296	33,649	40,425	8,031	106,401	101,270		42,307
Forward reverse repurchase agreements	12	0	0	0	12	12		12
Other commitments	219	13	11	104	347	347		0
Total other commitments	29,503	33,775	40,437	8,136	111,851	106,629		45,537
2016 (CHF million)
Irrevocable commitments under documentary credits	4,356	0	0	0	4,356	4,281		2,748
Irrevocable loan commitments [2]	30,382	34,464	44,523	7,606	116,975	113,016		46,068
Forward reverse repurchase agreements	84	0	0	0	84	84		84
Other commitments	487	24	75	51	637	637		0
Total other commitments	35,309	34,488	44,598	7,657	122,052	118,018		48,900
1 Total net amount is computed as the gross amount less any participations.
2
Irrevocable loan commitments do not include a total gross amount of CHF 108,663 million and CHF 95,743 million of unused credit limits as of December 31, 2017 and 2016, respectively, which were revocable at the Group's sole discretion upon notice to the client.

Other commitments
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
The Group also uses SPEs for other asset-backed financings relating to client-driven activity and for Group tax or regulatory purposes. Types of structures included in this category include managed >>>collateralized loan obligations (CLOs), CLOs, leveraged finance, repack and other types of transactions, including life insurance structures, emerging market structures set up for financing, loan participation or loan origination purposes, and other alternative structures created for the purpose of investing in venture capital-like investments. CLOs are collateralized by loans transferred to the CLO vehicle and pay a return based on the returns on the loans. Leveraged finance structures are used to assist in the syndication of certain loans held by the Group, while repack structures are designed to give a client collateralized exposure to specific cash flows or credit risk backed by collateral purchased from the Group. In these asset-backed financing structures, investors typically only have recourse to the collateral of the SPE and do not have recourse to the Group’s assets.
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
The following table provides the gains or losses and proceeds from the transfer of assets relating to 2017, 2016 and 2015 securitizations of financial assets that qualify for sale accounting and subsequent derecognition, along with the cash flows between the Group and the SPEs used in any securitizations in which the Group still has continuing involvement, regardless of when the securitization occurred.

Securitizations
in	2017	2016	2015
Gains and cash flows (CHF million)
CMBS
Net gain/(loss) [1]	37	(2)	1
Proceeds from transfer of assets	6,604	3,954	9,813
Cash received on interests that continue to be held	28	69	148
RMBS
Net gain/(loss) [1]	0	(4)	5
Proceeds from transfer of assets	14,817	9,866	20,062
Purchases of previously transferred financial assets or its underlying collateral	(2)	0	(1)
Servicing fees	3	2	3
Cash received on interests that continue to be held	368	529	457
Other asset-backed financings
Net gain [1]	31	26	24
Proceeds from transfer of assets	7,664	2,813	1,740
Fees [2]	135	137	0
Cash received on interests that continue to be held	4	2	3
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

2 Represents management fees and performance fees earned for investment management services provided to managed CLOs.
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
The following table provides the outstanding principal balance of assets to which the Group continued to be exposed after the transfer of the financial assets to any SPE and the total assets of the SPE as of December 31, 2017 and 2016, regardless of when the transfer of assets occurred.
Principal amounts outstanding and total assets of SPEs resulting from continuing involvement
end of	2017	2016
CHF million
CMBS
Principal amount outstanding	19,918	28,779
Total assets of SPE	31,586	40,234
RMBS
Principal amount outstanding	35,645	38,319
Total assets of SPE	36,770	39,680
Other asset-backed financings
Principal amount outstanding	20,916	19,777
Total assets of SPE	39,330	36,049
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
Key economic assumptions at the time of transfer
> Refer to “Fair value measurement” in Note 34 – Financial instruments for further information on the fair value hierarchy.

Key economic assumptions used in measuring fair value of beneficial interests at time of transfer
at time of transfer, in	2017							2016							2015
			CMBS				RMBS			CMBS				RMBS			CMBS				RMBS
CHF million, except where indicated
Fair value of beneficial interests			445				2,400			69				2,068			1,512				2,110
of which level 2			444				2,221			69				1,827			1,442				1,695
of which level 3			1				179			0				241			70				415
Weighted-average life, in years			10.0				6.0			8.4				7.2			8.2				9.0
Prepayment speed assumption (rate per annum), in % [1]			–	[2]	1.0	–	22.9			–	[2]	5.0	–	33.0			–	[2]	1.1	–	30.1
Cash flow discount rate (rate per annum), in % [3]	2.4	–	9.0		2.0	–	29.5	2.4	–	4.9		1.2	–	24.4	1.7	–	7.2		1.7	–	33.7
Expected credit losses (rate per annum), in %	0.6	–	3.4		0.8	–	6.3	0.0	–	0.0		2.5	–	11.2	0.7	–	5.9		0.5	–	15.9
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
Key economic assumptions as of the reporting date
The following table provides the sensitivity analysis of key economic assumptions used in measuring the fair value of beneficial interests held in SPEs as of December 31, 2017 and 2016.
Key economic assumptions used in measuring fair value of beneficial interests held in SPEs
end of	2017											2016
			CMBS	[1]			RMBS			Other asset- backed financing activities	[2]			CMBS	[1]			RMBS			Other asset- backed financing activities	[2]
CHF million, except where indicated
Fair value of beneficial interests			579				1,985			665				258				1,851			443
of which non-investment grade			100				508			50				70				523			32
Weighted-average life, in years			4.7				8.1			6.4				7.2				8.1			5.6
Prepayment speed assumption (rate per annum), in % [3]			–		1.0	–	25.0			–				–		2.0	–	26.9			–
Impact on fair value from 10% adverse change			–				(35.0)			–				–				(28.7)			–
Impact on fair value from 20% adverse change			–				(68.1)			–				–				(55.9)			–
Cash flow discount rate (rate per annum), in % [4]	2.7	–	12.3		1.9	–	30.6	1.0	–	11.7		2.3	–	28.8		1.7	–	47.2	0.8	–	21.2
Impact on fair value from 10% adverse change			(8.8)				(49.2)			(12.4)				(6.0)				(48.1)			(8.3)
Impact on fair value from 20% adverse change			(17.0)				(95.3)			(24.5)				(11.7)				(93.5)			(16.4)
Expected credit losses (rate per annum), in %	0.6	–	6.3		0.5	–	28.2	0.7	–	10.2		0.7	–	28.0		0.9	–	44.9	0.9	–	21.2
Impact on fair value from 10% adverse change			(3.9)				(23.6)			(6.6)				(3.5)				(27.3)			(5.1)
Impact on fair value from 20% adverse change			(7.8)				(46.1)			(12.9)				(6.9)				(53.3)			(10.0)
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
Transfers of financial assets where sale treatment was not achieved
The following table provides the carrying amounts of transferred financial assets and the related liabilities where sale treatment was not achieved as of December 31, 2017 and 2016.
> Refer to “Note 35 – Assets pledged and collateral” for further information.
Carrying amounts of transferred financial assets and liabilities where sale treatment was not achieved
end of	2017	2016
CHF million
Other asset-backed financings
Trading assets	347	240
Other assets	48	12
Liability to SPE, included in other liabilities	(395)	(252)
Transfers of financial assets accounted for as a sale retaining substantially all of the exposure to economic return
US GAAP requires the disclosure of a transaction accounted for as a sale that comprises both of the following: a transfer of financial assets to a transferee and an agreement entered into in contemplation of the initial transfer with the transferee that results in the transferor retaining substantially all of the exposure to the economic return on the transferred financial asset throughout the term of the transaction. In the ordinary course of business, the Group transfers a financial asset accounted for as a sale and, in some instances, enters into an agreement in contemplation of that initial transfer with the same counterparty to retain substantially all of the economics of that transferred financial asset. As of December 31, 2016, the Group had an agreement in the form of a longevity swap on life insurance policies; this longevity swap was terminated in the fourth quarter of 2017.
The following table presents information about the transfers of financial assets accounted for as sales with agreements that result in the Group retaining substantially all of the exposure to the economic return on the transferred assets at the date of sale and remained outstanding as of December 31, 2016, gross cash proceeds received for assets derecognized at the date of sale and the fair values of transferred assets and the aforementioned agreements as of December 31, 2016. There were no such transactions outstanding as of December 31, 2017.
Transfer of financial assets accounted for as sales – by transaction type
	at date of derecognition		end of
	Carrying amount derecognized	Gross cash proceeds received for assets derecognized	Fair value of transferred assets	Gross derivative assets recorded	[1]	Gross derivative liabilities recorded	[1]
2016 (CHF million)
Sales with longevity swaps	277	340	374	556		–
Total transactions outstanding	277	340	374	556	[2]	–
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
In the event of the Group’s default or a decline in fair value of collateral pledged, the repurchase agreement provides the counterparty with the right to liquidate the collateral held or request additional collateral. Similarly, in the event of the Group's default, the securities lending transaction provides the counterparty the right to liquidate the securities borrowed.
The following tables provide the gross obligation relating to securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral by the class of collateral pledged and by remaining contractual maturity as of December 31, 2017 and 2016.
Securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral – by class of collateral pledged
end of	2017	2016
CHF billion
Government debt securities	31.4	29.4
Corporate debt securities	15.1	13.9
Asset-backed securities	5.0	10.3
Equity securities	0.0	1.1
Other	0.6	0.3
Securities sold under repurchase agreements	52.1	55.0
Government debt securities	2.7	2.5
Corporate debt securities	0.4	0.5
Equity securities	4.8	6.0
Other	0.3	0.4
Securities lending transactions	8.2	9.4
Government debt securities	1.8	0.7
Corporate debt securities	0.6	0.4
Equity securities	35.6	31.5
Other	0.1	0.0
Obligation to return securities received as collateral, at fair value	38.1	32.6
Total	98.4	97.0
Securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral – by remaining contractual maturity
			Remaining contractual maturities
end of	On demand	[1]	Up to 30 days	[2]	31–90 days	More than 90 days	Total
2017 (CHF billion)
Securities sold under repurchase agreements	7.2		32.5		5.2	7.2	52.1
Securities lending transactions	5.7		2.2		0.0	0.3	8.2
Obligation to return securities received as collateral, at fair value	37.9		0.0		0.0	0.2	38.1
Total	50.8		34.7		5.2	7.7	98.4
2016 (CHF billion)
Securities sold under repurchase agreements	6.8		31.9		8.4	7.9	55.0
Securities lending transactions	6.7		2.4		0.0	0.3	9.4
Obligation to return securities received as collateral, at fair value	32.2		0.4		0.0	0.0	32.6
Total	45.7		34.7		8.4	8.2	97.0
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

Variable interest entities
As a normal part of its business, the Group engages in various transactions that include entities that are considered VIEs and are grouped into three primary categories: >>>collateralized debt obligations (CDOs)/>>>CLOs, CP conduits and financial intermediation. VIEs are SPEs that typically either lack sufficient equity to finance their activities without additional subordinated financial support or are structured such that the holders of the voting rights do not substantively participate in the gains and losses of the entity. VIEs may be sponsored by the Group or third parties. Such entities are required to be assessed for consolidation, compelling the primary beneficiary to consolidate the VIE. The consolidation assessment requires an entity to determine whether it has the power to direct the activities that most significantly affect the economics of the VIE as well as whether the reporting entity has potentially significant benefits or losses in the VIE. The primary beneficiary assessment must be re-evaluated on an ongoing basis.
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
The overall average maturity of the conduit’s outstanding CP was approximately 148 days as of December 31, 2017. Alpine was rated A-1(sf) by Standard & Poor’s and P-1(sf) by Moody’s and had exposures in a reverse repurchase agreement, credit card receivables, car loans, commercial paper, student loans and advance financing receivables.
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
The consolidated VIEs table provides the carrying amounts and classifications of the assets and liabilities of consolidated VIEs as of December 31, 2017 and 2016.
Consolidated VIEs in which the Group was the primary beneficiary
			Financial intermediation
end of	CDO/ CLO	CP Conduit	Securi- tizations	Funds	Loans	Other	Total
2017 (CHF million)
Cash and due from banks	22	0	96	32	70	12	232
Trading assets	17	0	10	179	1,122	20	1,348
Investment securities	0	0	381	0	0	0	381
Other investments	0	0	0	350	1,197	286	1,833
Net loans	0	0	0	3	21	243	267
Premises and equipment	0	0	0	0	151	0	151
Other assets	83	4	1,070	21	32	1,188	2,398
of which loans held-for-sale	83	0	152	0	3	0	238
Total assets of consolidated VIEs	122	4	1,557	585	2,593	1,749	6,610
Trading liabilities	0	0	0	0	3	0	3
Long-term debt	51	0	752	0	26	34	863
Other liabilities	0	0	1	26	111	66	204
Total liabilities of consolidated VIEs	51	0	753	26	140	100	1,070
2016 (CHF million)
Cash and due from banks	43	1	41	52	50	182	369
Trading assets	0	0	0	478	933	1,333	2,744
Investment securities	0	0	511	0	0	0	511
Other investments	0	0	0	228	1,446	332	2,006
Net loans	0	0	0	0	30	254	284
Premises and equipment	0	0	0	0	199	0	199
Other assets	0	1	1,483	48	51	1,034	2,617
of which loans held-for-sale	0	0	415	0	7	0	422
Total assets of consolidated VIEs	43	2	2,035	806	2,709	3,135	8,730
Trading liabilities	0	0	0	0	18	0	18
Short-term borrowings	0	0	0	1	0	0	1
Long-term debt	54	0	1,639	7	57	2	1,759
Other liabilities	0	0	1	15	124	104	244
Total liabilities of consolidated VIEs	54	0	1,640	23	199	106	2,022

Non-consolidated VIEs
The non-consolidated VIEs table provides the carrying amounts and classification of the assets of variable interests recorded in the Group’s consolidated balance sheets, maximum exposure to loss and total assets of the non-consolidated VIEs.
Total variable interest assets for which the company has involvement represent the carrying value of the variable interests in non-consolidated VIEs that are recorded in the consolidated balance sheet of the Group (for example, direct holdings in investment funds, loans and other receivables).
Maximum exposure to loss represents the carrying value of total variable interest assets in non-consolidated VIEs of the Group and the notional amounts of guarantees and off-balance sheet commitments which are variable interests that have been extended to non-consolidated VIEs. Such amounts, particularly notional amounts of derivatives and guarantees, do not represent the anticipated losses in connection with these transactions as they do not take into consideration the effect of collateral, recoveries or the probability of loss. In addition, they exclude the effect of offsetting financial instruments that are held to mitigate these risks and have not been reduced by unrealized losses previously recorded by the Group in connection with guarantees or derivatives.
Total assets of non-consolidated VIEs are the assets of the non-consolidated VIEs themselves and are typically unrelated to the exposures the Group has with these entities due to variable interests held by third-party investors. Accordingly, these amounts are not considered for risk management purposes.
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
Non-consolidated VIEs
		Financial intermediation
end of	CDO/ CLO	Securi- tizations	Funds	Loans		Other	Total
2017 (CHF million)
Trading assets	746	4,573	1,014	224		2,388	8,945
Net loans	620	1,563	2,438	4,591		328	9,540
Other assets	9	11	67	1		437	525
Total variable interest assets	1,375	6,147	3,519	4,816		3,153	19,010
Maximum exposure to loss	1,375	7,617	3,526	7,061		4,079	23,658
Total assets of non-consolidated VIEs	15,874	64,839	66,703	16,270		35,198	198,884
2016 (CHF million)
Trading assets	440	3,881	1,526	528		191	6,566
Net loans	4	105	2,007	6,588	[1]	608	9,312
Other assets	5	14	20	4		520	563
Total variable interest assets	449	4,000	3,553	7,120	[1]	1,319	16,441
Maximum exposure to loss	449	7,171	3,553	11,169	[1]	1,821	24,163
Total assets of non-consolidated VIEs	9,774	65,820	68,546	34,216	[1]	37,087	215,443
1 Prior period has been corrected.

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
The Group regularly monitors the credit risk portfolio by counterparty, industry, country and product to ensure that such potential concentrations are identified, using a comprehensive range of quantitative tools and metrics. Credit limits relating to counterparties and products are managed through counterparty limits which set the maximum credit exposures the Group is willing to assume to specific counterparties over specified periods. Country limits are established to avoid any undue country risk concentration.
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
Fair value measurement
A significant portion of the Group’s financial instruments is carried at >>>fair value. Deterioration of financial markets could significantly impact the fair value of these financial instruments and the results of operations.
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
US GAAP permits a reporting entity to measure the fair value of a group of financial assets and financial liabilities on the basis of the price that would be received to sell a net long position or paid to transfer a net short position for a particular risk exposure in an orderly transaction between market participants at the measurement date. As such, the Group continues to apply bid and offer adjustments to net portfolios of cash securities and/or derivative instruments to adjust the value of the net position from a mid-market price to the appropriate bid or offer level that would be realized under normal market conditions for the net long or net short position for a specific market risk. In addition, the Group reflects the net exposure to credit risk for its derivative instruments where the Group has legally enforceable agreements with its counterparties that mitigate credit risk exposure in the event of default. Valuation adjustments are recorded in a reasonable and consistent manner that results in an allocation to the relevant disclosures in the notes to the financial statements as if the valuation adjustment had been allocated to the individual unit of account.

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

Assets and liabilities measured at fair value on a recurring basis
end of 2017	Level 1	Level 2	Level 3	Netting impact	[1]	Assets measured at net asset value per share	[2]	Total
Assets (CHF million)
Cash and due from banks	0	212	0	–		–		212
Interest-bearing deposits with banks	0	0	0	–		–		0
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	77,498	0	–		–		77,498
Debt	576	802	0	–		–		1,378
of which corporates	0	726	0	–		–		726
Equity	36,121	529	46	–		–		36,696
Securities received as collateral	36,697	1,331	46	–		–		38,074
Debt	29,828	40,645	2,292	–		–		72,765
of which foreign governments	29,561	4,256	270	–		–		34,087
of which corporates	179	10,231	1,412	–		–		11,822
of which RMBS	0	21,399	320	–		–		21,719
of which CMBS	0	2,501	16	–		–		2,517
of which CDO	0	2,255	126	–		–		2,381
Equity	51,025	3,481	163	–		1,053		55,722
Derivatives	3,577	141,347	3,289	(128,592)		–		19,621
of which interest rate products	1,219	84,932	801	–		–		–
of which foreign exchange products	19	30,302	188	–		–		–
of which equity/index-related products	2,338	18,251	833	–		–		–
of which credit derivatives	0	7,107	634	–		–		–
Other	2,922	2,294	3,010	–		–		8,226
Trading assets	87,352	187,767	8,754	(128,592)		1,053		156,334
Debt	244	1,780	42	–		–		2,066
of which foreign governments	97	1,139	0	–		–		1,236
of which corporates	0	238	0	–		–		238
of which RMBS	0	167	40	–		–		207
of which CMBS	0	171	2	–		–		173
Equity	6	119	0	–		–		125
Investment securities	250	1,899	42	–		–		2,191
Private equity	0	0	29	–		351		380
of which equity funds	0	0	22	–		141		163
Hedge funds	0	0	0	–		391		391
of which debt funds	0	0	0	–		239		239
Other equity investments	25	9	271	–		1,122		1,427
of which private	18	9	271	–		1,122		1,420
Life finance instruments	0	7	1,301	–		–		1,308
Other investments	25	16	1,601	–		1,864		3,506
Loans	0	10,777	4,530	–		–		15,307
of which commercial and industrial loans	0	3,437	2,207	–		–		5,644
of which financial institutions	0	4,890	1,480	–		–		6,370
Other intangible assets (mortgage servicing rights)	0	0	158	–		–		158
Other assets	101	7,570	1,511	(164)		–		9,018
of which loans held-for-sale	0	5,800	1,350	–		–		7,150
Total assets at fair value	124,425	287,070	16,642	(128,756)		2,917		302,298
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

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 2017	Level 1	Level 2	Level 3	Netting impact	[1]	Liabilities measured at net asset value per share	[2]	Total
Liabilities (CHF million)
Due to banks	0	197	0	–		–		197
Customer deposits	0	3,056	455	–		–		3,511
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	15,262	0	–		–		15,262
Debt	576	802	0	–		–		1,378
of which corporates	0	726	0	–		–		726
Equity	36,121	529	46	–		–		36,696
Obligation to return securities received as collateral	36,697	1,331	46	–		–		38,074
Debt	5,160	4,139	2	–		–		9,301
of which foreign governments	5,108	746	0	–		–		5,854
of which corporates	12	3,334	2	–		–		3,348
Equity	14,217	883	55	–		9		15,164
Derivatives	3,731	144,615	3,169	(136,861)		–		14,654
of which interest rate products	1,254	80,534	317	–		–		–
of which foreign exchange products	8	35,707	100	–		–		–
of which equity/index-related products	2,468	19,459	1,301	–		–		–
of which credit derivatives	0	7,982	898	–		–		–
Trading liabilities	23,108	149,637	3,226	(136,861)		9		39,119
Short-term borrowings	0	10,174	845	–		–		11,019
Long-term debt	0	51,127	12,501	–		–		63,628
of which treasury debt over two years	0	936	0	–		–		936
of which structured notes over one year and up to two years	0	6,216	149	–		–		6,365
of which structured notes over two years	0	32,782	12,259	–		–		45,041
of which other debt instruments over two years	0	2,221	61	–		–		2,282
of which other subordinated bonds	0	5,567	0	–		–		5,567
of which non-recourse liabilities	0	833	30	–		–		863
Other liabilities	0	7,379	1,478	(233)		–		8,624
of which failed sales	0	439	223	–		–		662
Total liabilities at fair value	59,805	238,163	18,551	(137,094)		9		179,434
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
In 2017, transfers to level 1 out of level 2 were from trading assets and trading liabilities. The transfers from trading assets were primarily in exchange-traded derivatives and equity securities as prices became observable. The transfers from trading liabilities were primarily in exchange traded derivatives as prices became observable.
In 2017, transfers out of level 1 to level 2 were primarily from trading assets and trading liabilities. The transfers from trading assets were primarily in equity and debt securities for which suitable closing prices were unobtainable as of the end of 2017. The transfers from trading liabilities were primarily in equity securities and exchange-traded derivatives for which suitable closing prices were unobtainable as of the end of 2017.
Transfers between level 1 and level 2
in	2017		2016
	Transfers to level 1 out of level 2	Transfers out of level 1 to level 2	Transfers to level 1 out of level 2	Transfers out of level 1 to level 2
Assets (CHF million)
Securities received as collateral	0	136	0	0
Debt	16	237	2,012	1,698
Equity	924	412	723	1,074
Derivatives	3,202	13	3,404	0
Trading assets	4,142	662	6,139	2,772
Investment securities	0	0	0	1,229
Liabilities (CHF million)
Obligations to return securities received as collateral	0	136	0	0
Debt	3	44	2	46
Equity	102	165	108	166
Derivatives	3,814	91	4,047	29
Trading liabilities	3,919	300	4,157	241

Assets and liabilities measured at fair value on a recurring basis for level 3
								Trading revenues			Other revenues			Accumulated other comprehensive income
2017	Balance at beginning of period	Transfers in	Transfers out	Purchases	Sales	Issuances	Settlements	On transfers in / out	[1]	On all other	On transfers in / out	[1]	On all other	On transfers in / out	[1]	On all other	Foreign currency translation impact	Balance at end of period
Assets (CHF million)
Interest-bearing deposits with banks	1	40	0	0	(41)	0	0	0		0	0		0	0		0	0	0
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	174	0	0	0	0	26	(193)	0		0	0		0	0		0	(7)	0
Securities received as collateral	70	3	(1)	65	(86)	0	0	0		0	0		0	0		0	(5)	46
Debt	3,977	608	(1,074)	2,747	(3,705)	0	0	(4)		(80)	6		1	0		0	(184)	2,292
of which corporates	1,674	276	(654)	2,203	(2,005)	0	0	(4)		14	6		0	0		0	(98)	1,412
of which RMBS	605	280	(229)	85	(305)	0	0	3		(95)	0		0	0		0	(24)	320
of which CMBS	65	6	(17)	2	(13)	0	0	(3)		(21)	0		0	0		0	(3)	16
of which CDO	1,165	39	(157)	174	(1,047)	0	0	0		(16)	0		0	0		0	(32)	126
Equity	240	49	(35)	146	(260)	0	0	0		33	0		0	0		0	(10)	163
Derivatives	4,305	416	(839)	0	0	1,317	(1,817)	123		(63)	0		0	0		0	(153)	3,289
of which interest rate products	748	56	(53)	0	0	118	(183)	6		104	0		0	0		0	5	801
of which equity/index-related products	914	142	(98)	0	0	443	(597)	14		58	0		0	0		0	(43)	833
of which credit derivatives	688	216	(252)	0	0	381	(297)	38		(110)	0		0	0		0	(30)	634
Other	4,243	86	(98)	12,917	(14,067)	0	(251)	2		362	0		0	0		0	(184)	3,010
Trading assets	12,765	1,159	(2,046)	15,810	(18,032)	1,317	(2,068)	121		252	6		1	0		0	(531)	8,754
Investment securities	72	0	(17)	100	(113)	0	(90)	(1)		95	0		0	0		0	(4)	42
Equity	318	23	(22)	165	(171)	0	0	0		(7)	0		9	0		0	(15)	300
Life finance instruments	1,588	0	0	185	(418)	0	0	0		16	0		0	0		0	(70)	1,301
Other investments	1,906	23	(22)	350	(589)	0	0	0		9	0		9	0		0	(85)	1,601
Loans	6,585	1,130	(947)	106	(580)	1,151	(2,743)	15		85	0		0	0		0	(272)	4,530
of which commercial and industrial loans	3,816	448	(482)	71	(395)	590	(1,705)	(2)		21	0		0	0		0	(155)	2,207
of which financial institutions	1,829	352	(126)	33	(176)	444	(821)	28		(6)	0		0	0		0	(77)	1,480
Other intangible assets (mortgage servicing rights)	138	0	0	23	(1)	0	0	0		0	0		4	0		0	(6)	158
Other assets	1,679	347	(132)	759	(1,056)	1,054	(885)	(1)		(172)	0		(4)	0		0	(78)	1,511
of which loans held-for-sale [2]	1,316	286	(113)	667	(904)	1,053	(885)	(2)		0	0		(4)	0		0	(64)	1,350
Total assets at fair value	23,390	2,702	(3,165)	17,213	(20,498)	3,548	(5,979)	134		269	6		10	0		0	(988)	16,642
Liabilities (CHF million)
Customer deposits	410	0	0	0	0	35	(3)	0		(61)	0		0	0		42	32	455
Obligation to return securities received as collateral	70	3	(1)	65	(86)	0	0	0		0	0		0	0		0	(5)	46
Trading liabilities	3,737	566	(1,049)	113	(134)	1,193	(1,625)	140		461	0		(9)	0		0	(167)	3,226
of which interest rate derivatives	538	57	(36)	0	0	45	(258)	6		(14)	0		0	0		0	(21)	317
of which foreign exchange derivatives	150	11	(1)	0	0	9	(12)	0		(52)	0		0	0		0	(5)	100
of which equity/index-related derivatives	1,181	54	(188)	0	0	543	(692)	17		441	0		0	0		0	(55)	1,301
of which credit derivatives	851	377	(392)	0	0	350	(376)	61		66	0		0	0		0	(39)	898
Short-term borrowings	516	95	(172)	0	0	865	(472)	(2)		19	4		10	0		6	(24)	845
Long-term debt	13,415	1,172	(3,004)	0	0	4,540	(4,479)	(12)		1,400	0		0	88		21	(640)	12,501
of which structured notes over two years	12,434	995	(2,886)	0	0	3,913	(3,079)	(14)		1,390	0		0	87		17	(598)	12,259
Other liabilities	1,684	150	(102)	211	(304)	9	(403)	(25)		(6)	0		330	0		0	(66)	1,478
of which failed sales	219	80	(70)	189	(218)	0	0	(7)		40	0		0	0		0	(10)	223
Total liabilities at fair value	19,832	1,986	(4,328)	389	(524)	6,642	(6,982)	101		1,813	4		331	88		69	(870)	18,551
Net assets/(liabilities) at fair value	3,558	716	1,163	16,824	(19,974)	(3,094)	1,003	33		(1,544)	2		(321)	(88)		(69)	(118)	(1,909)
1 For all transfers to level 3 or out of level 3, the Group determines and discloses as level 3 events only gains or losses through the last day of the reporting period.
2
Includes unrealized losses recorded in trading revenues of CHF (39) million primarily related to subprime exposures in securitized products business and market movements across the wider loans held-for-sale portfolio.

350 / 351

Assets and liabilities measured at fair value on a recurring basis for level 3 (continued)
								Trading revenues			Other revenues			Accumulated other comprehensive income
2016	Balance at beginning of period	Transfers in	Transfers out	Purchases	Sales	Issuances	Settlements	On transfers in / out	[1]	On all other	On transfers in / out	[1]	On all other	On transfers in / out	[1]	On all other	Foreign currency translation impact	Balance at end of period
Assets (CHF million)
Interest-bearing deposits with banks	0	0	0	49	(49)	0	0	0		1	0		0	0		0	0	1
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	158	0	0	0	0	279	(270)	0		1	0		0	0		0	6	174
Securities received as collateral	0	0	0	100	(33)	0	0	0		0	0		0	0		0	3	70
Debt	4,563	1,574	(1,487)	3,753	(4,514)	0	0	(1)		(134)	0		10	0		0	213	3,977
of which corporates	1,745	836	(677)	2,642	(2,945)	0	0	0		(42)	0		8	0		0	107	1,674
of which RMBS	814	587	(573)	525	(668)	0	0	(6)		(91)	0		0	0		0	17	605
of which CMBS	215	26	(12)	51	(169)	0	0	(1)		(45)	0		0	0		0	0	65
of which CDO	1,298	82	(166)	488	(578)	0	0	2		2	0		2	0		0	35	1,165
Equity	871	111	(136)	527	(1,057)	0	0	(45)		(38)	0		0	0		0	7	240
Derivatives	4,831	1,683	(1,017)	0	0	1,484	(2,972)	7		173	0		(22)	0		0	138	4,305
of which interest rate products	791	48	(60)	0	0	130	(293)	0		117	0		0	0		0	15	748
of which equity/index-related products	936	282	(328)	0	0	428	(473)	9		32	0		(22)	0		0	50	914
of which credit derivatives	1,568	961	(617)	0	0	543	(1,710)	1		(64)	0		0	0		0	6	688
Other	4,266	858	(1,221)	3,848	(3,644)	0	(314)	7		290	0		0	0		0	153	4,243
Trading assets	14,531	4,226	(3,861)	8,128	(9,215)	1,484	(3,286)	(32)		291	0		(12)	0		0	511	12,765
Investment securities	148	18	(38)	95	(121)	0	(124)	(10)		100	0		0	0		0	4	72
Equity	366	7	(2)	146	(281)	0	0	0		31	0		22	0		0	29	318
Life finance instruments	1,669	0	0	186	(353)	0	0	0		33	0		0	0		0	53	1,588
Other investments	2,035	7	(2)	332	(634)	0	0	0		64	0		22	0		0	82	1,906
Loans	8,950	969	(1,942)	524	(1,443)	3,574	(4,281)	(43)		(11)	0		0	0		0	288	6,585
of which commercial and industrial loans	5,735	486	(583)	97	(1,007)	1,994	(2,987)	(14)		(74)	0		0	0		0	169	3,816
of which financial institutions	1,729	77	(348)	335	(348)	974	(701)	1		41	0		0	0		0	69	1,829
Other intangible assets (mortgage servicing rights)	112	0	0	16	(1)	0	0	0		0	0		6	0		0	5	138
Other assets	7,087	572	(1,497)	2,464	(6,801)	898	(975)	(46)		(208)	0		(9)	0		0	194	1,679
of which loans held-for-sale	6,768	355	(1,251)	2,192	(6,696)	898	(975)	(59)		(88)	0		(8)	0		0	180	1,316
Total assets at fair value	33,021	5,792	(7,340)	11,708	(18,297)	6,235	(8,936)	(131)		238	0		7	0		0	1,093	23,390
Liabilities (CHF million)
Customer deposits	254	0	(41)	0	0	240	(20)	0		(64)	0		0	0		41	0	410
Obligation to return securities received as collateral	0	0	0	100	(33)	0	0	0		0	0		0	0		0	3	70
Trading liabilities	4,615	1,588	(1,026)	51	(52)	1,259	(3,494)	100		589	0		(12)	0		0	119	3,737
of which interest rate derivatives	578	87	(28)	0	0	141	(244)	14		(25)	0		0	0		0	15	538
of which foreign exchange derivatives	329	55	(5)	0	0	14	(408)	2		160	0		0	0		0	3	150
of which equity/index-related derivatives	1,347	130	(293)	0	0	423	(748)	32		227	0		0	0		0	63	1,181
of which credit derivatives	1,757	940	(689)	0	0	421	(1,806)	50		162	0		0	0		0	16	851
Short-term borrowings	72	45	(30)	0	0	598	(205)	1		17	(3)		3	0		0	18	516
Long-term debt	14,123	3,865	(2,393)	0	0	4,510	(7,149)	(64)		(124)	0		0	1		240	406	13,415
of which structured notes over two years	9,924	3,484	(2,166)	0	0	4,044	(3,004)	(78)		(403)	0		0	1		240	392	12,434
Other liabilities	2,491	208	(226)	219	(376)	17	(612)	(72)		(160)	(1)		139	0		0	57	1,684
of which failed sales	454	44	(121)	142	(308)	0	0	(3)		3	0		0	0		0	8	219
Total liabilities at fair value	21,555	5,706	(3,716)	370	(461)	6,624	(11,480)	(35)		258	(4)		130	1		281	603	19,832
Net assets/(liabilities) at fair value	11,466	86	(3,624)	11,338	(17,836)	(389)	2,544	(96)		(20)	4		(123)	(1)		(281)	490	3,558
1 For all transfers to level 3 or out of level 3, the Group determines and discloses as level 3 events only gains or losses through the last day of the reporting period.
352 / 353

Gains and losses on assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3)
in	2017				2016
	Trading revenues	Other revenues	Total revenues		Trading revenues	Other revenues	Total revenues
Gains and losses on assets and liabilities (CHF million)
Net realized/unrealized gains/(losses) included in net revenues	(1,511)	(319)	(1,830)	[1]	(116)	(119)	(235)	[1]
Whereof:
Unrealized gains/(losses) relating to assets and liabilities still held as of the reporting date	(2,088)	22	(2,066)		125	26	151
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
Transfers in and out of level 3
Transfers into level 3 assets during 2017 were CHF 2,702 million, primarily from trading assets and loans. The transfers were primarily in the credit, financing and fixed income businesses due to limited observability of pricing data and reduced pricing information from external providers. Transfers out of level 3 assets during 2017 were CHF 3,165 million, primarily in trading assets and loans. The transfers out of level 3 assets were primarily in the Strategic Resolution Unit and financing businesses due to improved observability of pricing data and increased availability of pricing information from external providers.
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
Interest rate derivatives
OTC vanilla interest rate products, such as interest rate swaps, swaptions, and caps and floors are valued by discounting the anticipated future cash flows. The future cash flows and discounting are derived from market standard yield curves and industry standard volatility inputs. Where applicable, exchange-traded prices are also used to value exchange-traded futures and options and can be used in yield curve construction. For more complex products, inputs include, but are not limited to correlation, volatility skew, prepayment rate and basis spread.
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
Equity and index-related derivatives
Equity derivatives include a variety of products ranging from vanilla options and swaps to exotic structures with bespoke payoff profiles. The main inputs in the valuation of equity derivatives may include volatility, buyback probability, gap risk, correlation and price.
Generally, the interrelationship between the volatility and correlation is positively correlated.
Credit derivatives
Credit derivatives include index and single name CDS in addition to more complex structured credit products. Vanilla products are valued using industry standard models and inputs that are generally market observable including credit spread and recovery rate.
Complex structured credit derivatives are valued using proprietary models requiring unobservable inputs such as recovery rate, credit spread and correlation. These inputs are generally implied from available market observable data. Fair values determined by price may include discounted cash flow models using the inputs prepayment rate, default rate, loss severity, discount rate and Term TRS/repo spread.
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
Life finance instruments
Life finance instruments include Single Premium Immediate Annuities (SPIA) and other premium finance instruments. Life finance instruments are valued in a similar manner as described for life settlement and premium finance instruments under the other trading assets section above.
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
The Group’s other assets and liabilities include mortgage loans held in conjunction with securitization activities and assets and liabilities of VIEs and mortgage securitizations that do not meet the criteria for sale treatment under US GAAP. The fair value of mortgage loans held in conjunction with securitization activities is determined on a whole-loan basis and is consistent with the valuation of RMBS loans discussed in “Other trading assets” above. Whole-loan valuations are calculated based on the exit price reflecting the current market conditions. The fair value of assets and liabilities of VIEs and mortgage securitizations that do not meet the criteria for sale treatment under US GAAP are determined based on the quoted prices for securitized bonds, where available, or on cash flow analyses for securitized bonds, when quoted prices are not available. The fair value of the consolidated financial assets of RMBS and CMBS securitization vehicles, which qualify as collateralized financing entities, are measured on the basis of the more observable fair value of the VIEs’ financial liabilities.
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
Short-term borrowings and long-term debt
The Group’s short-term borrowings and long-term debt include structured notes (hybrid financial instruments that are both bifurcatable and non-bifurcatable) and vanilla debt. The fair value of structured notes is based on quoted prices, where available. When quoted prices are not available, fair value is determined by using a discounted cash flow model incorporating the Group’s credit spreads, the value of derivatives embedded in the debt and the residual term of the issuance based on call options. Derivatives structured into the issued debt are valued consistently with the Group’s stand-alone derivative contracts held for trading purposes or used in hedge accounting relationships as discussed above. The fair value of structured debt is heavily influenced by the combined call options and performance of the underlying derivative returns. Significant unobservable inputs for short-term borrowings and long-term debt include buyback probability, gap risk, correlation, volatility, credit spread, mean reversion, price and recovery rate.
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
Sensitivity of fair value measurements to changes in significant unobservable inputs
For level 3 assets with a significant unobservable input of EBITDA multiple, market implied life expectancy (for life finance instruments), buyback probability, correlation, contingent probability, price, volatility or volatility skew, in general, an increase in the significant unobservable input would increase the fair value. For level 3 assets with a significant unobservable input of market implied life expectancy (for life settlement and premium finance instruments), default rate, capitalization rate, discount rate, prepayment rate, gap risk, recovery rate, term TRS/repo spread or credit spread, in general, an increase in the significant unobservable input would decrease the fair value.
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

Quantitative information about level 3 assets at fair value
end of 2017	Fair value	Valuation technique	Unobservable input	Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Securities received as collateral	46	–	–	–	–	–
Debt	2,292
of which corporates	1,412
of which	387	Option model	Correlation, in %	(60)	98	55
of which	545	Market comparable	Price, in %	0	139	84
of which	444	Discounted cash flow	Credit spread, in bp	37	952	230
of which RMBS	320	Discounted cash flow	Discount rate, in %	1	24	11
			Prepayment rate, in %	1	36	10
			Default rate, in %	0	12	4
			Loss severity, in %	0	100	57
of which CMBS	16	Discounted cash flow	Capitalization rate, in %	14	14	14
			Discount rate, in %	8	16	14
			Prepayment rate, in %	0	5	4
of which CDO	126	Discounted cash flow	Discount rate, in %	5	13	8
			Prepayment rate, in %	5	20	13
			Credit spread, in bp	464	669	553
			Default rate, in %	2	5	3
			Loss severity, in %	0	80	34
Equity	163
of which	67	Vendor price	Price, in actuals	0	2,080	10
of which	81	Market comparable	EBITDA multiple	2	9	7
			Price, in %	18	100	67
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

Quantitative information about level 3 assets at fair value (continued)
end of 2017	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Derivatives	3,289
of which interest rate products	801	Option model	Correlation, in %		20	100	72
			Prepayment rate, in %		6	34	17
			Volatility skew, in %		(4)	1	(1)
of which equity/index-related products	833	Option model	Correlation, in %		(60)	98	65
			Volatility, in %		0	105	64
			Buyback probability, in %	[2]	50	100	90
			Gap risk, in %	[3]	0	2	1
of which credit derivatives	634	Discounted cash flow	Credit spread, in bp		1	956	217
			Recovery rate, in %		0	45	20
			Discount rate, in %		3	50	16
			Default rate, in %		1	20	5
			Loss severity, in %		1	100	64
			Correlation, in %		97	97	97
			Prepayment rate, in %		0	14	6
Other	3,010
of which	1,605	Market comparable	Price, in %		0	110	23
of which	1,095	Discounted cash flow	Market implied life expectancy, in years		3	18	8
Trading assets	8,754
Investment securities	42	–	–		–	–	–
Private equity	29	–	–		–	–	–
Other equity investments	271	–	–		–	–	–
Life finance instruments	1,301	Discounted cash flow	Market implied life expectancy, in years		2	18	6
Other investments	1,601
Loans	4,530
of which commercial and industrial loans	2,207
of which	1,924	Discounted cash flow	Credit spread, in bp		89	1,116	420
of which	250	Market comparable	Price, in %		0	99	56
of which financial institutions	1,480
of which	1,426	Discounted cash flow	Credit spread, in bp		43	1,430	371
Other intangible assets (mortgage servicing rights)	158	–	–		–	–	–
Other assets	1,511
of which loans held-for-sale	1,350
of which	849	Discounted cash flow	Credit spread, in bp		117	973	292
			Recovery rate, in %		18	87	73
of which	280	Market comparable	Price, in %		0	102	88
Total level 3 assets at fair value	16,642
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
3 Risk of unexpected large declines in the underlying values occuring between collateral settlement dates.

Quantitative information about level 3 liabilities at fair value
end of 2017	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Customer deposits	455	–	–		–	–	–
Obligation to return securities received as collateral	46	–	–		–	–	–
Trading liabilities	3,226
of which interest rate derivatives	317
of which	205	Option model	Basis spread, in bp		(25)	52	19
			Correlation, in %		20	100	60
			Prepayment rate, in %		6	34	9
of which	81	Market comparable	Price, in %		1	102	44
of which foreign exchange derivatives	100
of which	64	Option model	Correlation, in %		(10)	70	51
			Prepayment rate, in %		27	34	30
of which	7	Discounted cash flow	Contingent probability, in %		95	95	95
of which equity/index-related derivatives	1,301
of which	947	Option model	Correlation, in %		(60)	98	55
			Volatility, in %		0	105	25
			Buyback probability, in %	[2]	50	100	90
of which	62	Vendor price	Price, in actuals		0	53	18
of which credit derivatives	898	Discounted cash flow	Credit spread, in bp		2	973	172
			Discount rate, in %		3	50	16
			Default rate, in %		1	20	5
			Recovery rate, in %		10	60	38
			Loss severity, in %		25	100	67
			Correlation, in %		38	85	54
			Prepayment rate, in %		0	20	7
			Term TRS/repo spread, in bp		176	176	176
Short-term borrowings	845
of which	288	Option model	Correlation, in %		(40)	98	60
			Volatility, in %		4	105	26
of which	527	Discounted cash flow	Credit spread, in bp		2	278	175
			Recovery rate, in %		25	40	29
of which	24	Market comparable	Price, in %		11	47	47
Long-term debt	12,501
of which structured notes over two years	12,259
of which	9,739	Option model	Correlation, in %		(60)	99	55
			Volatility, in %		0	105	21
			Buyback probability, in %	[2]	50	100	90
			Gap risk, in %	[3]	0	2	1
			Mean reversion, in %	[4]	(14)	(1)	(6)
of which	1,571	Discounted cash flow	Credit spread, in bp		2	729	105
Other liabilities	1,478
of which failed sales	223
of which	122	Market comparable	Price, in %		0	100	51
of which	25	Discounted cash flow	Credit spread, in bp		1,430	1,430	1,430
Total level 3 liabilities at fair value	18,551
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
Default rate and loss severity
For financial instruments backed by residential real estate or other assets, diversity in the portfolio is reflected in a wide range for loss severity due to varying levels of default. The lower end of the range represents high performing or government guaranteed collateral with a low PD or guaranteed timely payment of principal and interest, while the higher end of the range relates to collateral with a greater risk of default.
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
Term TRS/repo spread
For financial instruments where TRS/repo spread is the significant unobservable input, the range represents positions with varying levels of risk. The lower end of the spread range typically represents shorter-dated instruments and/or those with better perceived credit and funding risk. The higher end of the range typically comprises longer-dated financial instruments or those referencing collateral with lower liquidity or collateral correlated to the counterparty.
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

Fair value, unfunded commitments and term of redemption conditions
end of	2017							2016
	Non- redeemable		Redeemable		Total fair value	Unfunded commit- ments		Non- redeemable		Redeemable		Total fair value	Unfunded commit- ments
Fair value and unfunded commitments (CHF million)
Equity funds	61		992	[1]	1,053	0		65		1,281	[2]	1,346	0
Equity funds sold short	0		(9)		(9)	0		0		(1)		(1)	0
Total funds held in trading assets and liabilities	61		983		1,044	0		65		1,280		1,345	0
Debt funds	164		75		239	0		215		77		292	0
Equity funds	2		53		55	0		2		51		53	0
Others	2		95		97	9		0		201		201	0
Hedge funds	168		223	[3]	391	9		217		329	[4]	546	0
Debt funds	1		0		1	0		5		0		5	20
Equity funds	141		0		141	64		240		0		240	42
Real estate funds	178		0		178	44		212		0		212	50
Others	31		0		31	15		117		0		117	58
Private equities	351		0		351	123		574		0		574	170
Equity method investments	71		1,051		1,122	5		347		637		984	218
Total funds held in other investments	590		1,274		1,864	137		1,138		966		2,104	388
Total fair value	651	[5]	2,257	[6]	2,908	137	[7]	1,203	[5]	2,246	[6]	3,449	388	[7]
1
54% of the redeemable fair value amount of equity funds is redeemable on demand with a notice period primarily of less than 30 days, 35% is redeemable on a monthly basis with a notice period primarily of less than 30 days, 9% is redeemable on a quarterly basis with a notice period primarily of more than 45 days, and 2% is redeemable on an annual basis with a notice period primarily of more than 60 days.

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

3
51% of the redeemable fair value amount of hedge funds is redeemable on a quarterly basis with a notice period primarily of more than 45 days, 43% is redeemable on a monthly basis with a notice period primarily of less than 30 days, and 6% is redeemable on demand with a notice period primarily of less than 30 days.

4
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

5 Includes CHF 229 million and CHF 334 million attributable to noncontrolling interests in 2017 and 2016, respectively.
6 Includes CHF 167 million and CHF 231 million attributable to noncontrolling interests in 2017 and 2016, respectively.
7 Includes CHF 53 million and CHF 88 million attributable to noncontrolling interests in 2017 and 2016, respectively.
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
Nonrecurring fair value changes
end of	2017	2016
CHF billion
Assets held-for-sale recorded at fair value on a nonrecurring basis	0.1	0.1
of which level 2	0.1	0.1
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

Difference between the aggregate fair value and the aggregate unpaid principal balances of loans and financial instruments
end of	2017			2016
	Aggregate fair value	Aggregate unpaid principal	Difference	Aggregate fair value	Aggregate unpaid principal	Difference
Loans (CHF million)
Non-interest-earning loans	708	3,375	(2,667)	1,276	4,495	(3,219)
Financial instruments (CHF million)
Interest-bearing deposits with banks	0	0	0	26	25	1
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	77,498	76,643	855	87,331	87,208	123
Loans	15,307	15,372	(65)	19,528	20,144	(616)
Other assets [1]	8,468	10,910	(2,442)	8,369	11,296	(2,927)
Due to banks and customer deposits	(907)	(861)	(46)	(1,120)	(1,059)	(61)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(15,262)	(15,180)	(82)	(19,634)	(19,638)	4
Short-term borrowings	(11,019)	(11,104)	85	(4,061)	(4,017)	(44)
Long-term debt	(63,628)	(63,759)	131	(72,868)	(76,123)	3,255
Other liabilities	(661)	(1,716)	1,055	(727)	(2,331)	1,604
1 Primarily loans held-for-sale.
Gains and losses on financial instruments
in	2017		2016		2015
	Net gains/ (losses)		Net gains/ (losses)		Net gains/ (losses)
Financial instruments (CHF million)
Interest-bearing deposits with banks	13	[1]	4	[1]	2	[1]
of which related to credit risk	0		1		(1)
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	1,493	[1]	1,440	[1]	1,279	[1]
Other investments	216	[2]	212	[2]	242	[3]
of which related to credit risk	(4)		(3)		0
Loans	1,542	[1]	1,643	[1]	439	[1]
of which related to credit risk	7		(16)		(236)
Other assets	480	[1]	(518)	[2]	111	[1]
of which related to credit risk	96		(199)		(511)
Due to banks and customer deposits	1	[2]	(12)	[1]	4	[2]
of which related to credit risk	5		(22)		19
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(118)	[1]	(112)	[1]	55	[2]
Short-term borrowings	(512)	[2]	323	[2]	439	[2]
of which related to credit risk	(23)		0		0
Long-term debt	(6,857)	[2]	(1,235)	[2]	5,317	[2]
of which related to credit risk	(32)		22		207	[4]
Other liabilities	183	[3]	456	[2]	316	[3]
of which related to credit risk	83		306		(93)
1 Primarily recognized in net interest income.
2 Primarily recognized in trading revenues.
3 Primarily recognized in other revenues.
4
Changes in fair value related to credit risk are due to the change in the Group's own credit spreads. Other changes in fair value are attributable to changes in foreign currency exchange rates and interest rates, as well as movements in the reference price or index for structured notes. Changes in fair value on Credit Suisse vanilla debt and on debit valuation adjustments on structured notes related to credit risk were CHF (108) million and CHF 261 million in 2015, respectively.

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
Own credit gains/(losses) on fair value option elected instruments recorded in AOCI
	Gains/(losses) recorded into AOCI			[1]	Gains/(losses) recorded in AOCI transferred to net income		[1]
in	2017	Cumulative	2016	[2]	2017	2016
Financial instruments (CHF million)
Deposits	(15)	(50)	(35)		0	0
Short-term borrowings	(63)	(63)	(1)		0	0
Long-term debt	(1,957)	(2,560)	(1,120)		32	0
of which treasury debt over two years	(702)	(675)	(204)		0	0
of which structured notes over two years	(1,246)	(1,872)	(893)		27	0
Total	(2,035)	(2,673)	(1,156)		32	0
1 Amounts are reflected gross of tax.
2 Prior period has been corrected.
Financial instruments not carried at fair value
The following table provides the carrying value and >>>fair value of financial instruments which are not carried at fair value in the consolidated balance sheet. The disclosure excludes all non-financial instruments such as lease transactions, real estate, premises and equipment, equity method investments and pension and benefit obligations.

Carrying value and fair value of financial instruments not carried at fair value
	Carrying value	Fair value
end of		Level 1	Level 2	Level 3	Total
2017 (CHF million)
Financial assets
Central banks funds sold, securities purchased under resale agreements and securities borrowing transactions	37,848	0	37,848	0	37,848
Loans	260,093	0	264,290	3,212	267,502
Other financial assets [1]	170,870	109,645	60,469	1,109	171,223
Financial liabilities
Due to banks and deposits	372,867	201,575	171,281	0	372,856
Central banks funds purchased, securities sold under repurchase agreements and securities lending transactions	11,233	0	11,233	0	11,233
Short-term borrowings	14,871	0	14,870	0	14,870
Long-term debt	109,403	0	112,488	235	112,723
Other financial liabilities [2]	61,316	0	61,131	172	61,303
2016 (CHF million)
Financial assets
Central banks funds sold, securities purchased under resale agreements and securities borrowing transactions	47,508	0	47,508	0	47,508
Loans	252,535	0	256,020	4,602	260,622
Other financial assets [1]	171,514	121,075	49,353	1,436	171,864
Financial liabilities
Due to banks and deposits	374,620	199,721	174,877	0	374,598
Central banks funds purchased, securities sold under repurchase agreements and securities lending transactions	13,382	0	13,382	0	13,382
Short-term borrowings	11,324	0	11,327	0	11,327
Long-term debt	120,448	0	122,220	521	122,741
Other financial liabilities [2]	62,291	1,595	60,573	125	62,293
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
Assets pledged
end of	2017	2016
Assets pledged (CHF million)
Total assets pledged or assigned as collateral	130,038	122,805
of which encumbered	73,189	83,473
Collateral
The Group receives cash and securities in connection with resale agreements, securities borrowing and loans, derivative transactions and margined broker loans. A significant portion of the collateral and securities received by the Group was sold or repledged in connection with repurchase agreements, securities sold not yet purchased, securities borrowings and loans, pledges to clearing organizations, segregation requirements under securities laws and regulations, derivative transactions and bank loans.
Collateral
end of	2017	2016
Collateral (CHF million)
Fair value of collateral received with the right to sell or repledge	433,190	402,690
of which sold or repledged	212,155	184,066	[1]
1 Prior period has been corrected.
Other information
end of	2017	2016
Other information (CHF million)
Cash and securities restricted under foreign banking regulations	26,969	27,590
Swiss National Bank required minimum liquidity reserves	2,043	2,001

36 Capital adequacy
Effective January 1, 2013, the >>>Basel III framework was implemented in Switzerland along with the Swiss >>>“Too Big to Fail” legislation and regulations thereunder (Swiss Requirements). Together with the related implementing ordinances, the legislation includes capital, liquidity, leverage and large exposure requirements and rules for emergency plans designed to maintain systemically relevant functions in the event of threatened insolvency. The legislation implementing the Basel III framework in Switzerland in respect of capital requirements for systemically relevant banks, including the Group, goes beyond the Basel III minimum standards for systemically relevant banks. The Swiss >>>total loss-absorbing capacity (TLAC) standards are being phased in from 2016 through 2019 and are fully effective on January 1, 2020. Failure to comply with national capital requirements could result in restrictions being imposed by the Group’s regulators. The Group, which is subject to regulation by >>>FINMA, has based its capital adequacy calculations on US GAAP financial statements, as permitted by FINMA Circular 2013/1.
Systemically important banks operating internationally, such as the Group, are subject to two different minimum requirements for loss-absorbing capacity: global systemically important banks must hold sufficient capital that absorbs losses to ensure continuity of service (going concern requirement), and they must issue sufficient debt instruments to fund an orderly resolution without recourse to public resources (gone concern requirement). Going concern capital and gone concern capital together form the Group’s total loss-absorbing capacity. The going concern and gone concern requirements are generally aligned with the Financial Stability Board’s total loss-absorbing capacity standard. The amended Capital Adequacy Ordinance came into effect on July 1, 2016, subject to phase-in and grandfathering provisions for certain outstanding instruments, and has to be fully applied by January 1, 2020.
The Group’s balance sheet positions and off-balance sheet exposures translate into >>>risk-weighted assets that are categorized as credit, market and operational risk-weighted assets. When assessing risk-weighted assets, it is not the nominal size, but rather the nature (including >>>risk mitigation such as collateral or hedges) of the balance sheet positions or off-balance sheet exposures that determines the risk-weighted assets.
Leverage exposure consists of period-end balance sheet assets and prescribed regulatory adjustments.
Capital ratios measure the Group’s capital components against risk-weighted assets and leverage ratios measure them against the end-of-period exposures.
As of December 31, 2017 and 2016, the Group’s current capital position exceeds its capital requirements under the regulatory provisions outlined under Swiss Requirements.
Broker-dealer operations
Certain of the Group’s broker-dealer subsidiaries are also subject to capital adequacy requirements. As of December 31, 2017 and 2016, the Group and its subsidiaries complied with all applicable regulatory capital adequacy requirements.
Swiss capital and leverage metrics
	Phase-in
end of	2017	2016
Swiss capital (CHF million)
Swiss CET1 capital	36,567	36,417
Going concern capital	53,131	52,392
Gone concern capital	35,712	26,783
Total loss-absorbing capacity	88,843	79,175
Swiss risk-weighted assets and leverage exposure (CHF million)
Swiss risk-weighted assets	273,436	272,090
Leverage exposure	919,053	957,067
Swiss capital ratios (%)
Swiss CET1 ratio	13.4	13.4
Going concern capital ratio	19.4	19.3
Gone concern capital ratio	13.1	9.8
TLAC ratio	32.5	29.1
Swiss leverage ratios (%)
Swiss CET1 leverage ratio	4.0	3.8
Going concern leverage ratio	5.8	5.5
Gone concern leverage ratio	3.9	2.8
TLAC leverage ratio	9.7	8.3
Swiss capital ratio requirements (%)
Swiss CET1 ratio requirement	9.0	8.125
Going concern capital ratio requirement	12.0	10.75
Gone concern capital ratio requirement	6.2	3.5
TLAC ratio requirement	18.2	14.25
Swiss leverage ratio requirements (%)
Swiss CET1 leverage ratio requirement	2.6	2.3
Going concern leverage ratio requirement	3.5	3.0
Gone concern leverage ratio requirement	2.0	1.0
TLAC leverage ratio requirement	5.5	4.0
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
As of December 31, 2017 and 2016, Credit Suisse Group AG was not subject to restrictions on its ability to pay the proposed dividends.

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
For the purpose of classifying assets under management, clients with multiple accounts are assessed from an overall relationship perspective. Accounts that are clearly separate from the remainder of the client relationship and represent assets held for custody purposes only are not included as assets under management.
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
Assets under management
end of	2017	2016
Assets under management (CHF billion)
Assets in collective investment instruments managed by Credit Suisse	185.2	165.7
Assets with discretionary mandates	267.3	238.6
Other assets under management	923.6	846.8
Assets under management (including double counting)	1,376.1	1,251.1
of which double counting	46.2	32.8
Changes in assets under management
	2017	2016
Assets under management (CHF billion)
Assets under management at beginning of period [1]	1,251.1	1,214.1
Net new assets/(net asset outflows)	37.8	26.8
Market movements, interest, dividends and foreign exchange	86.7	34.8
of which market movements, interest and dividends [2]	88.9	16.4
of which foreign exchange	(2.2)	18.4
Other effects	0.5	(24.6)
Assets under management at end of period	1,376.1	1,251.1
1 Including double counting.
2 Net of commissions and other expenses and net of interest expenses charged.

Net new assets
Net new assets measure the degree of success in acquiring assets under management or changes in assets under management through warranted reclassifications. The calculation is based on the direct method, taking into account individual cash payments, security deliveries and cash flows resulting from loan increases or repayments.
Interest and dividend income credited to clients and commissions, interest and fees charged for banking services as well as changes in assets under management due to currency and market volatility are not taken into account when calculating net new assets, as such charges or market movements are not directly related to the Group’s success in acquiring assets under management. Similarly other effects mainly relate to asset inflows and outflows due to acquisition or divestiture, exit from businesses or markets or exits due to new regulatory requirements and are not taken into account when calculating net new assets. The Group reviews relevant policies regarding client assets on a regular basis.
Divisional allocation
Assets under management and net new assets for the Private Clients business in the Swiss Universal Bank division, the Private Banking businesses in the International Wealth Management and Asia Pacific divisions, the Corporate & Institutional Banking business in the Swiss Universal Bank division and the Strategic Resolution Unit are allocated based on the management areas (business areas) that effectively manage the assets. The distribution of net new assets resulting from internal referral arrangements is governed under the net new asset referral framework, which includes preset percentages for the allocation of net new assets to the businesses.
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
Litigation provisions
2017
CHF million
Balance at beginning of period	3,839
Increase in litigation accruals	774
Decrease in litigation accruals	(90)
Decrease for settlements and other cash payments	(3,638)
Foreign exchange translation	(136)
Balance at end of period	749
The Group’s aggregate litigation provisions include estimates of losses, additional losses or ranges of loss for proceedings for which such losses are probable and can be reasonably estimated. The Group does not believe that it can estimate an aggregate range of reasonably possible losses for certain of its proceedings because of their complexity, the novelty of some of the claims, the early stage of the proceedings, the limited amount of discovery that has occurred and/or other factors. The Group’s estimate of the aggregate range of reasonably possible losses that are not covered by existing provisions for the proceedings discussed below for which the Group believes an estimate is possible is zero to CHF 1.5 billion.
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
Enron-related litigation
One Enron-related action, Silvercreek Management Inc. v. Citigroup, Inc., et al., remains pending against Credit Suisse Securities (USA) LLC (CSS LLC) and certain of its affiliates in the US District Court for the Southern District of New York (SDNY). In this action, plaintiffs assert they relied on Enron’s financial statements, and seek to hold the defendants responsible for any inaccuracies in Enron’s financial statements. The plaintiffs seek to assert federal and state law claims relating to its alleged USD 280 million in losses relating to its Enron investments. On August 5, 2016, Credit Suisse and the other defendants filed a renewed motion to dismiss. On March 31, 2017, the SDNY granted in part defendants’ motion to dismiss, dismissing certain claims against CSS LLC and its affiliates. On November 10, 2017, Credit Suisse filed a motion for summary judgment.
On September 27, 2017, following a settlement in the matter of Connecticut Resources Recovery Authority v. Lay, et al., an order of final judgment was entered by the US District Court for the Southern District of Texas, dismissing with prejudice all claims against CSS LLC and its affiliates.
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
DOJ RMBS settlement
On January 18, 2017, CSS LLC and its current and former US subsidiaries and US affiliates reached a settlement with the DOJ related to its legacy RMBS business, a business conducted through 2007. The settlement resolved potential civil claims by the DOJ related to Credit Suisse’s packaging, marketing, structuring, arrangement, underwriting, issuance and sale of RMBS. The settlement required the above-mentioned entities to pay a USD 2.48 billion civil monetary penalty and, within five years of the settlement, to provide USD 2.80 billion in consumer relief. The civil monetary penalty under the terms of the settlement was paid to the DOJ in January 2017. The consumer relief measures include affordable housing payments and loan forgiveness. The DOJ and Credit Suisse agreed to the appointment of an independent monitor to oversee the completion of the consumer relief requirements of the settlement. The monitor has published reports on October 27, 2017 and February 20, 2018 noting Credit Suisse’s cooperation and progress toward satisfaction of the consumer relief requirements. As previously disclosed, Credit Suisse recorded a litigation provision of USD 2 billion in the fourth quarter of 2016 in addition to its existing provisions of USD 550 million recorded for this matter in prior periods.
NYAG and NJAG litigation
Following an investigation, on November 20, 2012, the New York Attorney General (NYAG), on behalf of the State of New York, filed a civil action in the Supreme Court for the State of New York, New York County (SCNY) against CSS LLC and affiliated entities in their roles as issuer, sponsor, depositor and/or underwriter of RMBS transactions prior to 2008. The complaint, which references 64 RMBS issued, sponsored, deposited and underwritten by CSS LLC and its affiliates in 2006 and 2007, alleges that CSS LLC and its affiliates misled investors regarding the due diligence and quality control performed on the mortgage loans underlying the RMBS at issue, and seeks an unspecified amount of damages. On December 18, 2013, the New Jersey Attorney General, on behalf of the State of New Jersey (NJAG), filed a civil action in the Superior Court of New Jersey, Chancery Division, Mercer County (SCNJ), against CSS

LLC and affiliated entities in their roles as issuer, sponsor, depositor and/or underwriter of RMBS transactions prior to 2008. The original complaint, which references 13 RMBS issued, sponsored, deposited and underwritten by CSS LLC and its affiliates in 2006 and 2007, alleges that CSS LLC and its affiliates misled investors and engaged in fraud or deceit in connection with the offer and sale of RMBS, and seeks an unspecified amount of damages. On August 21, 2014, the SCNJ dismissed without prejudice the action brought against CSS LLC and its affiliates by the NJAG. On September 4, 2014, the NJAG filed an amended complaint against CSS LLC and its affiliates, asserting additional allegations but not expanding the number of claims or RMBS referenced in the original complaint. The NYAG and NJAG actions are at various procedural stages.
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
Individual investor actions
CSS LLC and, in some instances, its affiliates, as an RMBS issuer, underwriter and/or other participant, along with other defendants, have been named as defendants in: (i) one action brought by the Federal Deposit Insurance Corporation (FDIC), as receiver for Citizens National Bank and Strategic Capital Bank, which, following the United States Supreme Court’s denial of defendants’ petition for writ of certiorari on December 4, 2017, will resume in the SDNY, in which claims against CSS LLC and its affiliates relate to approximately USD 28 million of the RMBS at issue (approximately 20% of the USD 141 million at issue against all defendants in the operative pleading); (ii) two actions brought by the FDIC, as receiver for Colonial Bank: one action in the SDNY, in which claims against CSS LLC relate to approximately USD 92 million of the RMBS at issue (approximately 23% of the USD 394 million at issue against all defendants in the operative pleading); and one action in the Circuit Court of Montgomery County, Alabama, in which claims against CSS LLC and its affiliates relate to approximately USD 139 million of the RMBS at issue (approximately 45% of the USD 311 million at issue against all defendants in the operative pleading), reduced from approximately USD 153 million following the February 14, 2017 dismissal with prejudice of claims pertaining to one RMBS offering on which CSS LLC and its affiliates were sued, and which has a trial scheduled to begin in October 2018; (iii) one action brought by the Federal Home Loan Banks of Seattle (FHLB Seattle) in Washington state court, in which claims against CSS LLC and its affiliates relate to approximately USD 104 million of the RMBS at issue, reduced from approximately USD 249 million following the May 4, 2016 dismissal with prejudice of all claims related to certain RMBS; on December 11, 2017, the Washington State Court of Appeals affirmed the trial court’s May 4, 2016 order, dismissing FHLB Seattle’s claims; (iv) one action brought by the Federal Home Loan Bank of Boston in Massachusetts state court, in which claims against CSS LLC and its affiliates relate to approximately USD 333 million of the RMBS at issue, reduced from USD 373 million following the October 27, 2015 stipulation of voluntary dismissal with prejudice of claims pertaining to certain RMBS offerings on which CSS LLC and its affiliates were sued (approximately 6% of the USD 5.7 billion at issue against all defendants in the operative pleading); (v) one action brought by Watertown Savings Bank in the SCNY, in which claims against CSS LLC and its affiliates relate to an unstated amount of the RMBS at issue; and (vi) one action brought by the Tennessee Consolidated Retirement System in Tennessee state court in which claims against CSS LLC relate to approximately USD 24 million of the RMBS at issue against CSS LLC (approximately 4% of the USD 644 million at issue against all defendants in the operative pleading).
CSS LLC and certain of its affiliates are the only defendants named in: (i) one action brought by IKB Deutsche Industriebank AG and affiliated entities in the SCNY, in which claims against CSS LLC and its affiliates relate to approximately USD 97 million of RMBS at issue; (ii) one action brought by Phoenix Light SF Ltd. and affiliated entities (Phoenix Light) in the SCNY which was dismissed in its entirety on April 16, 2015; on November 17, 2016, the SCNY, Appellate Division, First Department, issued an order reinstating all previously-dismissed claims brought by Phoenix Light against CSS LLC and its affiliates; on June 5, 2017, Phoenix Light filed an amended complaint against CSS LLC and its affiliates in the SCNY, reducing the originally claimed amount of RMBS at issue from approximately USD 362 million to approximately USD 281 million of RMBS at issue; and (iii) one action brought by Royal Park Investments SA/NV (Royal Park) in the SCNY, in which claims against CSS LLC and its affiliate relate to approximately USD 360 million of RMBS at issue. on April 12, 2017, the SCNY dismissed with prejudice all claims against CSS LLC and its affiliate; on February 13, 2018, Royal Park appealed the SCNY’s April 12, 2017 dismissal. These actions are at various procedural stages.
As disclosed in Credit Suisse’s quarterly Financial Reports for 2017, individual investor actions discontinued during the course of 2017 included the following: (i) on May 2, 2017, following a settlement in the amount of USD 400 million, the US District Court for the District of Kansas, presiding in the action brought by the National Credit Union Administration Board (NCUA) as liquidating agent of the US Central Federal Credit Union, Western Corporate Federal Credit Union and Southwest Corporate Federal Credit Union, dismissed with prejudice all claims against CSS LLC and its affiliate related to approximately USD 715 million of RMBS at issue; (ii) on June 29, 2017, following a settlement, the SCNY, presiding in the action brought by Deutsche Zentral-Genossenschaftsbank AG, New York Branch, dismissed with prejudice all claims against CSS LLC and its affiliates related to approximately USD 111 million of RMBS at issue; and (iii) on September 12, 2017, following a settlement, the US District Court for the District of Massachusetts, presiding in the two actions brought by Massachusetts Mutual Life Insurance Company, dismissed with prejudice all claims against CSS LLC and its employees related to approximately USD 107 million of the RMBS at issue (approximately 97% of the USD 110 million at issue against all defendants in the operative pleadings).
In addition, on November 24, 2017, following a settlement, the US District Court for the Western District of Wisconsin, presiding over the action brought by CMFG Life Insurance Company and affiliated entities, dismissed with prejudice all claims against CSS LLC related to approximately USD 62 million, reduced from approximately USD 70 million following the December 16, 2016 dismissal in part of the action.
Monoline insurer disputes
CSS LLC and certain of its affiliates are defendants in one monoline insurer action pending in the SCNY, commenced by MBIA Insurance Corp. (MBIA) as guarantor for payments of principal and interest related to approximately USD 770 million of RMBS issued in offerings sponsored by Credit Suisse. One theory of liability advanced by MBIA is that an affiliate of CSS LLC must repurchase certain mortgage loans from the trusts at issue. MBIA claims that the vast majority of the underlying mortgage loans breach certain representations and warranties, and that the affiliate has failed to repurchase the allegedly defective loans. In addition, MBIA alleges claims for fraud, fraudulent inducement, material misrepresentations, breaches of warranties, repurchase obligations, and reimbursement. MBIA submitted repurchase demands for loans with an original principal balance of approximately USD 549 million. Discovery is complete. On March 31, 2017, the SCNY granted in part and denied in part both parties’ respective summary judgment motions, which resulted, among other things, in the dismissal of MBIA’s fraud claim with prejudice. Both MBIA and the Credit Suisse entities involved in this action have filed notices of appeal.
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
Bank loan litigation
On January 3, 2010, the Bank and other affiliates were named as defendants in a lawsuit filed in the US District Court for the District of Idaho by current or former homeowners in four real estate developments, Tamarack Resort, Yellowstone Club, Lake Las Vegas and

Ginn Sur Mer. The Bank arranged, and was the agent bank for, syndicated loans provided to borrowers affiliated with all four developments, and who have been or are now in bankruptcy or foreclosure. Plaintiffs generally allege that the Bank and other affiliates committed fraud by using an unaccepted appraisal method to overvalue the properties with the intention of having the borrowers take out loans they could not repay because it would allow the Bank and other affiliates to later push the borrowers into bankruptcy and take ownership of the properties. Plaintiffs demanded USD 24 billion in damages. Cushman & Wakefield, the appraiser for the properties at issue, is also named as a defendant. After the filing of amended complaints and motions to dismiss, the claims were significantly reduced. On September 24, 2013, the court denied the plaintiffs’ motion for class certification so the case cannot proceed as a class action. On February 5, 2015, the court granted plaintiffs’ motion for leave to file an amended complaint, adding additional individual plaintiffs. On April 13, 2015, the court granted plaintiffs’ motion for leave to add a claim for punitive damages. On November 20, 2015, the plaintiffs moved for partial summary judgment, which the defendants opposed on December 14, 2015. On December 18, 2015, the defendants filed motions for summary judgment. On July 27, 2016, the US District Court for the District of Idaho granted the defendants’ motions for summary judgment, dismissing the case with prejudice. The plaintiffs are appealing. Oral argument on the appeal took place on February 9, 2018 and a decision is pending.
The Bank and other affiliates are also the subject of certain other related litigation regarding certain of these loans as well as other similar real estate developments. Such litigation includes two cases brought in Texas and New York state courts against Bank affiliates by entities related to Highland Capital Management LP (Highland). In the case in Texas state court, a jury trial was held in December 2014 on Highland’s claim for fraudulent inducement by affirmative misrepresentation and omission. A verdict was issued for the plaintiff on its claim for fraudulent inducement by affirmative misrepresentation, but the jury rejected its claim that the Bank’s affiliates had committed fraudulent inducement by omission. The Texas judge held a bench trial on Highland’s remaining claims in May and June 2015, and entered judgment in the amount of USD 287 million (including prejudgment interest) for the plaintiff on September 4, 2015. Both parties filed notices of appeal from that judgment and briefing was completed on March 10, 2017. Oral argument on the appeals took place on October 18, 2017 and on February 21, 2018 the appeals court affirmed the lower court’s decision. On March 7, 2018, the Bank affiliates filed a motion for rehearing with the appeals court. In the case in New York state court, the court granted in part and denied in part the Bank’s summary judgment motion. Both parties appealed that decision, but the appellate court affirmed the decision in full. Bank affiliates separately sued Highland-managed funds on related trades and received a favorable judgment awarding both principal owed and prejudgment interest. Highland appealed the portion of the judgment awarding prejudgment interest, however the original decision was affirmed in its entirety. The parties subsequently agreed to settle the amount owed by the Highland-managed funds under the judgment.
Tax and securities law matters
On May 19, 2014, Credit Suisse AG entered into settlement agreements with several US regulators regarding its US cross-border matters. As part of the settlement, Credit Suisse AG, among other things, engaged an independent corporate monitor that reports to the New York State Department of Financial Services (DFS) and provides ongoing reports to various agencies.
Rates-related matters
Regulatory matters
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
Regulatory authorities in a number of jurisdictions, including the Swiss Competition Commission, the European Competition Commission, the South African Competition Commission, the DFS and the Brazilian Competition Authority have been conducting investigations into the trading activities, information sharing and the setting of benchmark rates in the foreign exchange (including electronic trading) markets.
On November 13, 2017, Credit Suisse AG and Credit Suisse AG, New York Branch reached a settlement with the DFS, resulting in a pre-tax charge of USD 135 million. The agreement with the DFS settles claims relating to certain areas of Credit Suisse’s voice and electronic foreign exchange trading business between 2008 and 2015.
The reference rates investigations have also included information requests from regulators concerning supranational, sub-sovereign and agency (SSA) bonds and commodities (including precious metals) markets. The Group is cooperating fully with these investigations.
The investigations are ongoing and it is too soon to predict the final outcome of the investigations.
Civil litigation
LIBOR litigation
Members of the US Dollar LIBOR panel, including Credit Suisse, have been named in various civil lawsuits filed in the US. All but one of these matters have been consolidated for pre-trial purposes into a multi-district litigation in the SDNY. On March 29, 2013, the court in the multi-district litigation dismissed a substantial portion of the consolidated cases against the panel banks, dismissing the claims under Sherman Antitrust Act and the Racketeer Influenced and Corrupt Organizations Act, as well as all state law claims, leaving only certain claims under the Commodity Exchange Act based on LIBOR-related instruments entered into after May 30, 2008 (extended to after April 14, 2009 in a subsequent order). Plaintiffs appealed part of the decision. On May 23, 2016, the United States Court of Appeals for the Second Circuit (Second Circuit) reversed the decision of the SDNY dismissing plaintiffs’ Sherman Antitrust Act claims and remanded the claims to the SDNY for additional briefing on the issue of whether such claims have been adequately alleged. Briefing was completed in August 2016 and, in a series of rulings between December 2016 and February 2017, the SDNY dismissed all of plaintiffs’ antitrust claims against Credit Suisse. Between April 2013 and November 2015, the SDNY has issued a number of decisions narrowing and defining the scope of the permissible claimants and claims for the consolidated case in the multi-district litigation. On August 23, 2013, the SDNY rejected plaintiffs’ requests to replead the dismissed causes of action, except for certain of plaintiffs’ state law claims, which plaintiffs asserted in amended complaints. In June 2014, the SDNY denied most of defendants’ motion to dismiss.
On November 3, 2015, the SDNY further dismissed purported classes brought by student loan borrowers and lending institutions and allowed certain over-the-counter plaintiffs to amend their complaints to add new plaintiffs to certain claims. Plaintiffs appealed several of the SDNY’s rulings to the Second Circuit. On February 23, 2018, the Second Circuit issued a decision in an appeal of one non-class action that largely affirmed the SDNY’s rulings, including upholding dismissal of certain state law and securities law claims as to Credit Suisse, but vacated certain rulings and remanded the case for further proceedings. On June 26, 2017, the only named plaintiff with putative class claims remaining against a Credit Suisse entity that survived a motion to dismiss withdrew as a class representative. On February 28, 2018, the SDNY issued a decision dismissing Credit Suisse AG with prejudice from the remaining non-stayed putative class action.
The one matter that is not consolidated in the multi-district litigation is also in the SDNY, and the SDNY granted the defendants’ motion to dismiss on March 31, 2015, but gave plaintiff leave to file a new pleading. On June 1, 2015, plaintiff filed a motion for leave to file a second amended complaint in the SDNY; defendants’ opposition brief was filed on July 15, 2015.
CHF LIBOR litigation
In February 2015, various banks that served on the Swiss franc LIBOR panel, including Credit Suisse Group AG, were named in a civil putative class action lawsuit filed in the SDNY, alleging manipulation of Swiss franc LIBOR to benefit defendants’ trading positions. On June 19, 2015, the plaintiffs filed an amended complaint. On August 18, 2015, the defendants filed motions to dismiss. On September 25, 2017, the SDNY granted defendants’ motion to dismiss all claims. The SDNY granted plaintiffs leave to file an amended complaint, and plaintiffs filed an amended complaint on November 6, 2017. Defendants filed motions to dismiss on February 7, 2018.
SIBOR/SOR litigation
In July 2016, various banks that served on the Singapore Interbank Offered Rate (SIBOR) and Singapore Swap Offer Rate (SOR) panels, including Credit Suisse Group AG and affiliates, were named in a civil putative class action lawsuit filed in the SDNY, alleging manipulation of SIBOR and SOR to benefit defendants’ trading positions. On October 31, 2016, the plaintiffs filed an amended complaint. On November 18, 2016, defendants filed motions to dismiss. On August 18, 2017, the SDNY dismissed all claims against Credit Suisse Group AG and affiliates. On September 18, 2017, the plaintiffs filed an amended complaint. On October 18, 2017, defendants filed motions to dismiss the amended complaint.
Foreign exchange litigation
Credit Suisse Group AG and affiliates as well as other financial institutions are named in four pending civil class action lawsuits in the SDNY relating to the alleged manipulation of foreign exchange rates.
The first pending matter is a consolidated class action. On January 28, 2015, the court denied defendants’ motion to dismiss the original consolidated complaint brought by US-based investors and foreign plaintiffs who transacted in the US, but granted their motion to dismiss the claims of foreign-based investors for transactions outside of the US. In July 2015, plaintiffs filed a second consolidated amended complaint, adding additional defendants and asserting additional claims on behalf of a second putative class of exchange investors. The Group and affiliates, together with other financial institutions, filed a motion to dismiss the second consolidated amended complaint, which the court granted in part and denied in part on September 20, 2016. The motion to dismiss decision reduced the size of the putative class, but allowed the primary antitrust and Commodity Exchange Act claims to survive.
The second pending matter names Credit Suisse AG and affiliates, as well as other financial institutions in a putative class action filed in the SDNY on June 3, 2015. This action is based on the same alleged conduct as the consolidated class action and alleges violations of the US Employee Retirement Income Security Act of 1974 (ERISA). On May 19, 2016, affiliates of Credit Suisse AG, along with several other financial institutions, filed a motion to dismiss the putative ERISA class action, which the SDNY granted on August 23, 2016. Plaintiffs have appealed that decision.
The third pending matter names Credit Suisse Group AG and affiliates, as well as other financial institutions, in a putative class action filed in the SDNY on September 26, 2016, alleging manipulation of the foreign exchange market on behalf of indirect purchasers of foreign exchange instruments. Defendants moved to dismiss the indirect purchaser complaint on January 23, 2017. On March 24, 2017, plaintiffs filed an amended complaint in lieu of opposing defendants’ motions to dismiss. On April 28, 2017, plaintiffs dismissed the pending action and filed the amended complaint as a new putative class action in the SDNY. On June 10, 2017, Credit Suisse Group AG and affiliates, along with other financial institutions, were named in a second putative class action brought in the SDNY alleging manipulation of the foreign exchange market on behalf of indirect purchasers of foreign exchange instruments. Both putative class actions have been consolidated in the SDNY, and plaintiffs filed a consolidated complaint on June 30, 2017. On August 11, 2017, defendants filed motions to dismiss. On March 15, 2018, the court issued a decision granting defendants’ joint motion to dismiss and dismissing the consolidated complaint in its entirety.
The fourth pending matter names Credit Suisse Group AG and affiliates in a putative class action filed in the SDNY on July 12, 2017, alleging improper practices in connection with electronic foreign exchange trading. Plaintiffs amended their complaint on October 19, 2017, and on December 7, 2017, defendants filed a consolidated motion to compel arbitration or dismiss on the grounds of forum non conveniens.
The Group and several affiliates, together with other financial institutions, have also been named in two Canadian putative class actions, which make allegations similar to the consolidated class action.
ISDAFIX litigation
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
Treasury markets litigation
CSS LLC, along with over 20 other primary dealers of US treasury securities, has been named in a number of putative civil class action complaints in the US relating to the US treasury markets. These complaints generally allege that defendants colluded to manipulate US treasury auctions, as well as the pricing of US treasury securities in the when-issued market, with impacts upon related futures and options. These actions have been consolidated into a multi-district litigation in the SDNY. On August 23, 2017, the SDNY appointed lead counsel, and on August 25, 2017, three purported class representatives re-filed their complaints as a collective individual action. On November 15, 2017, plaintiffs filed a consolidated amended class action complaint naming CSS LLC, Credit Suisse Group AG, and Credit Suisse International (CSI), along with a narrower group of other defendants. The consolidated complaint contains previously-asserted allegations as well as new allegations concerning a group boycott to prevent the emergence of anonymous, all-to-all trading in the secondary market for treasury securities. On February 23, 2018, defendants served motions to dismiss on plaintiffs and the SDNY entered a stipulation voluntarily dismissing Credit Suisse Group AG and other defendant holding companies. A stipulation of voluntary dismissal of CSI is currently pending.
SSA bonds litigation
Credit Suisse Group AG and affiliates, along with other financial institutions and individuals, have been named in several putative class action complaints filed in the SDNY relating to SSA bonds. The complaints generally allege that defendants conspired to fix the prices of SSA bonds sold to and purchased from investors in the secondary market. These actions have been consolidated in the SDNY. On April 7, 2017, plaintiffs filed a consolidated amended class action complaint. Plaintiffs filed a second consolidated amended class action complaint on November 3, 2017, which defendants moved to dismiss on December 12, 2017.
Bank Bill Swap litigation
On August 16, 2016, Credit Suisse Group AG and Credit Suisse AG, along with other financial institutions, were named in a putative class action brought in the SDNY, alleging manipulation of the Australian Bank Bill Swap reference rate. Plaintiffs filed an amended complaint on December 16, 2016, which defendants moved to dismiss on February 24, 2017.
OTC trading cases
Credit Suisse Group AG and affiliates, along with other financial institutions, have been named in one consolidated putative civil class action complaint and one consolidated complaint filed by individual plaintiffs relating to interest rate swaps, alleging that dealer defendants conspired with trading platforms to prevent the development of interest rate swap exchanges. The individual lawsuits were brought by TeraExchange LLC, a swap execution facility, and affiliates, and Javelin Capital Markets LLC, a swap execution facility, and an affiliate, which claim to have suffered lost profits as a result of defendants’ alleged conspiracy. All interest rate swap actions have been consolidated in a multi-district litigation in the SDNY. Both class and individual plaintiffs filed second amended consolidated complaints on December 9, 2016, which defendants moved to dismiss on January 20, 2017. On July 28, 2017, the SDNY granted in part and denied in part defendants’ motions to dismiss. On February 21, 2018, class plaintiffs moved for leave to amend and file a proposed third amended consolidated class action complaint.
On June 8, 2017, Credit Suisse Group AG and affiliates, along with other financial institutions, were named in a civil action filed in the SDNY by Tera Group, Inc. and related entities (collectively “Tera”), alleging violations of antitrust law in connection with the allegation that credit default swap (CDS) dealers conspired to block Tera’s electronic CDS trading platform from successfully entering the market. On September 11, 2017, defendants filed motions to dismiss.

On August 16, 2017, Credit Suisse Group AG and affiliates, along with other financial institutions, were named in a civil putative class action lawsuit filed in the SDNY, alleging that defendants conspired to keep stock loan trading fixed in an over-the-counter market and collectively boycotted certain trading platforms that sought to enter the market. Plaintiffs filed an amended complaint on November 17, 2017. Defendants filed motions to dismiss on January 26, 2018. On January 26, 2018, the court entered a stipulation voluntarily dismissing Credit Suisse Group AG and other defendant holding companies, although certain Credit Suisse Group AG affiliates remain part of the ongoing action. Separately, on January 30, 2018, Credit Suisse Group AG and affiliates, along with other financial institutions, were named in a civil lawsuit filed in the SDNY by the purported successor in interest to a trading platform for stock loans that sought to enter the market. As in the civil putative class action lawsuit, the plaintiff alleges that defendants collectively boycotted its trading platform.
Caspian Energy litigation
A lawsuit was brought against CSI in English court by Rosserlane Consultants Limited and Swinbrook Developments Limited. The litigation relates to the forced sale by CSI in 2008 of Caspian Energy Group LP (CEG), the vehicle through which the plaintiffs held a 51% stake in the Kyurovdag oil and gas field in Azerbaijan. CEG was sold for USD 245 million following two unsuccessful merger and acquisition processes. The plaintiffs allege that CEG should have been sold for at least USD 700 million. The trial took place at the end of 2014 and on February 20, 2015, the case was dismissed and judgment given in favor of CSI. The plaintiffs appealed the judgment. In January 2017, the Court of Appeal ruled in CSI’s favor.
ATA litigation
A lawsuit was filed on November 10, 2014 in the US District Court for the Eastern District of New York (EDNY) against a number of banks, including Credit Suisse AG, alleging claims under the United States Anti-Terrorism Act (ATA). The action alleges a conspiracy between Iran and various international financial institutions, including the defendants, in which they agreed to alter, falsify or omit information from payment messages that involved Iranian parties for the express purpose of concealing the Iranian parties’ financial activities and transactions from detection by US authorities. The complaint, brought by approximately 200 plaintiffs, alleges that this conspiracy has made it possible for Iran to transfer funds to Hezbollah and other terrorist organizations actively engaged in harming US military personnel and civilians. On July 12, 2016, plaintiffs filed a second amended complaint in the EDNY against a number of banks, including Credit Suisse AG, alleging claims under the ATA. On September 14, 2016, Credit Suisse AG and the other defendants filed motions to dismiss the plaintiffs’ second amended complaint in the EDNY. A second lawsuit was filed on November 2, 2016 in the US District Court for the Southern District of Illinois (S.D. Ill.) against a number of banks, including Credit Suisse AG, alleging claims under the ATA. The complaint, brought by approximately 100 plaintiffs, makes allegations similar to the ATA action pending against Credit Suisse AG in the EDNY. On April 12, 2017, the S.D. Ill. entered an order granting defendants’ motion to transfer the case to the EDNY for further proceedings. On September 11, 2017, Credit Suisse AG and other defendants served motions to dismiss the plaintiffs’ amended complaint. On October 3, 2017, the plaintiffs filed a stipulation of voluntary dismissal and withdrew their complaint. A third lawsuit was filed on November 9, 2017, in SDNY against a number of banks, including Credit Suisse AG, alleging claims under the ATA. On March 2, 2018, Credit Suisse AG and other defendants filed motions to dismiss the plaintiffs’ complaint. This action and the separate lawsuit that was filed on November 10, 2014 in the EDNY, remain pending.
MPS
In late 2014, the Monte dei Paschi di Siena Foundation (Foundation) filed a lawsuit in the Civil Court of Milan, Italy seeking EUR 3 billion in damages jointly from Credit Suisse Securities (Europe) Limited (CSSEL), Banca Leonardo & Co S.p.A. and former members of the Foundation’s management committee. The lawsuit relates to the fairness opinions CSSEL and Banca Leonardo & Co S.p.A. delivered to the Foundation in connection with the EUR 9 billion acquisition of Banca Antonveneta S.p.A. by Banca Monte dei Paschi di Siena S.p.A. (BMPS) in 2008. BMPS funded the acquisition by a EUR 5 billion rights offer and the issuance of unredeemable securities convertible into BMPS shares, in which the Foundation invested EUR 2.9 billion and EUR 490 million, respectively. The Foundation alleges that the fairness opinions were issued in the absence of key financial information. CSSEL believes that the claim lacks merit and is not supported by the available evidence. In November 2017, the Civil Court of Milan rejected the Foundation’s claims, ruling in favor of CSSEL. In January 2018, the Foundation filed an appeal against this ruling.
Customer account matters
Several clients have claimed that a former relationship manager in Switzerland had exceeded his investment authority in the management of their portfolios, resulting in excessive concentrations of certain exposures and investment losses. Credit Suisse AG is investigating the claims, as well as transactions among the clients. Credit Suisse AG filed a criminal complaint against the former relationship manager with the Geneva Prosecutor’s Office upon which the prosecutor initiated a criminal investigation. Several clients of the former relationship manager also filed criminal complaints with the Geneva Prosecutor’s Office. On February 9, 2018, the former relationship manager was sentenced to five years in prison by the Geneva criminal court for fraud, forgery and criminal mismanagement and ordered to pay damages of approximately USD 130 million. Civil liability lawsuits were initiated on August 25, 2017 in the High Court of Singapore, the High Court of New Zealand and the Supreme Court of Bermuda against Credit Suisse AG and certain affiliates, based on the findings established in the criminal proceedings against the former relationship manager.
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
External asset manager matter
Several clients have claimed that an external asset manager based in Geneva misappropriated funds, forged bank statements, transferred assets between client accounts at Credit Suisse as custodian to conceal losses and made investments without the authorization of those clients. Credit Suisse is investigating the claims. The Geneva Prosecutor’s Office initiated a criminal investigation against representatives of the external asset manager and two former Credit Suisse employees.
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
Mozambique matter
Credit Suisse is responding to requests from regulatory and enforcement authorities related to Credit Suisse’s arrangement of loan financing to Mozambique state enterprises, Proindicus S.A. and Empresa Mocambiacana de Atum S.A. (EMATUM), a distribution to private investors of loan participation notes (LPN) related to the EMATUM financing in September 2013, and Credit Suisse’s subsequent role in arranging the exchange of those LPNs for Eurobonds issued by the Republic of Mozambique. Credit Suisse is cooperating with the authorities on this matter.
Cross-border private banking matters
Credit Suisse offices in various locations, including the UK, the Netherlands and France, have been contacted by regulatory and law enforcement authorities that are seeking records and information concerning investigations into our historical private banking services on a cross-border basis and in part through our local branches and banks. Credit Suisse has conducted a review of these issues and is cooperating with the authorities. Credit Suisse applies a strict zero tolerance policy on tax evasion. Currently, we cannot predict with any reasonable certainty the outcome of any of these investigations.
Hiring practices investigation
Credit Suisse has been responding to requests from certain governmental and regulatory authorities, including the DOJ and the US Securities and Exchange Commission, regarding Credit Suisse’s hiring practices in the Asia Pacific region and, in particular, whether Credit Suisse hired referrals from government agencies and other state-owned entities in exchange for investment banking business and/or regulatory approvals, in potential violation of the US Foreign Corrupt Practices Act and related civil statutes. Credit Suisse is cooperating with the authorities on this matter.
Write-downs litigation
On December 22, 2017, Credit Suisse Group AG and certain current and former executives were named in a class action complaint filed in the SDNY on behalf of a putative class of purchasers of Credit Suisse AG American Depositary Receipts (ADRs), asserting claims for violations of Sections 10(b) and 20(a) of the US Securities Exchange Act of 1934 and Rule 10b-5 thereunder, alleging that defendants sanctioned increases to trading limits that ultimately led to write-downs in the fourth quarter of 2015 and the first quarter of 2016 and a decline in the market value of the ADRs.
XIV ETN litigation
On March 14, 2018, Credit Suisse Group AG and certain executives were named in a class action complaint filed in the SDNY on behalf of a putative class of purchasers of VelocityShares Daily Inverse VIX Short Term Exchange Traded Notes linked to the S&P 500 VIX Short-Term Futures Index due December 4, 2030 (XIV ETNs), asserting claims for violations of Sections 10(b) and 20(a) of the US Securities Exchange Act of 1934 and Rule 10b-5 thereunder, alleging that the defendants are responsible for losses to investors following a decline in the value of XIV ETNs on February 5, 2018. Separately, on March 15, 2018, Credit Suisse AG and Janus Index & Calculation Services LLC were named in a class action complaint filed in the SDNY on behalf of a putative class of purchasers of XIV ETNs, asserting claims for violations of Section 11 of the US Securities Act of 1933 and Section 10(b) of the US Securities Exchange Act of 1934 and Rule 10b-5 thereunder, alleging that the defendants are responsible for investors’ XIV ETN losses.

39 Significant subsidiaries and equity method investments
Significant subsidiaries
Equity interest in %	Company name	Domicile	Currency	Nominal capital in million
as of December 31, 2017
	Credit Suisse Group AG
100	Credit Suisse AG	Zurich, Switzerland	CHF	4,399.7
100	Credit Suisse Insurance Linked Strategies Ltd	Zurich, Switzerland	CHF	0.2
100	Credit Suisse (Poland) SP. z o.o	Warsaw, Poland	PLN	20.0
100	Credit Suisse Services AG	Zurich, Switzerland	CHF	1.0
100	Credit Suisse Trust AG	Zurich, Switzerland	CHF	5.0
100	Credit Suisse Trust Holdings Limited	St. Peter Port, Guernsey	GBP	2.0
100	CS LP Holding AG	Zug, Switzerland	CHF	0.1
100	Inreska Limited	St. Peter Port, Guernsey	GBP	3.0
88	Savoy Hotel Baur en Ville AG	Zurich, Switzerland	CHF	7.5
	Credit Suisse AG
100	AJP Cayman Ltd.	George Town, Cayman Islands	JPY	8,025.6
100	Alpine Securitization LTD	George Town, Cayman Islands	USD	0.0
100	Asset Management Finance LLC	Wilmington, United States	USD	341.8
100	Banco Credit Suisse (Brasil) S.A.	São Paulo, Brazil	BRL	53.6
100	Banco Credit Suisse (México), S.A.	Mexico City, Mexico	MXN	1,716.7
100	Banco de Investimentos Credit Suisse (Brasil) S.A.	São Paulo, Brazil	BRL	164.8
100	BANK-now AG	Horgen, Switzerland	CHF	30.0
100	Boston Re Ltd.	Hamilton, Bermuda	USD	2.0
100	Column Financial, Inc.	Wilmington, United States	USD	0.0
100	Credit Suisse (Australia) Limited	Sydney, Australia	AUD	34.1
100	Credit Suisse (Brasil) S.A. Corretora de Titulos e Valores Mobiliários	São Paulo, Brazil	BRL	98.4
100	Credit Suisse (Deutschland) Aktiengesellschaft	Frankfurt, Germany	EUR	130.0
100	Credit Suisse (Hong Kong) Limited	Hong Kong, China	HKD	13,758.0
100	Credit Suisse (Italy) S.p.A.	Milan, Italy	EUR	139.6
100	Credit Suisse (Luxembourg) S.A.	Luxembourg, Luxembourg	CHF	230.9
100	Credit Suisse (Qatar) LLC	Doha, Qatar	USD	29.0
100	Credit Suisse (Schweiz) AG	Zurich, Switzerland	CHF	100.0
100	Credit Suisse (Singapore) Limited	Singapore, Singapore	SGD	743.3
100	Credit Suisse (UK) Limited	London, United Kingdom	GBP	245.2
100	Credit Suisse (USA), Inc.	Wilmington, United States	USD	0.0
100	Credit Suisse Asset Management (UK) Holding Limited	London, United Kingdom	GBP	144.2
100	Credit Suisse Asset Management Immobilien Kapitalanlagegesellschaft GmbH	Frankfurt, Germany	EUR	6.1
100	Credit Suisse Asset Management International Holding Ltd	Zurich, Switzerland	CHF	20.0
100	Credit Suisse Asset Management Investments Ltd	Zurich, Switzerland	CHF	0.1
100	Credit Suisse Asset Management Limited	London, United Kingdom	GBP	45.0
100	Credit Suisse Asset Management, LLC	Wilmington, United States	USD	1,086.8
100	Credit Suisse Atlas I Investments (Luxembourg) S.à.r.l.	Luxembourg, Luxembourg	USD	0.0
100	Credit Suisse Business Analytics (India) Private Limited	Mumbai, India	INR	40.0
100	Credit Suisse Capital LLC	Wilmington, United States	USD	937.6
100	Credit Suisse Energy LLC	Wilmington, United States	USD	0.0
100	Credit Suisse Equities (Australia) Limited	Sydney, Australia	AUD	62.5
100	Credit Suisse Finance (India) Private Limited	Mumbai, India	INR	1,050.1

Significant subsidiaries (continued)
Equity interest in %		Company name	Domicile	Currency	Nominal capital in million
100		Credit Suisse First Boston (Latam Holdings) LLC	George Town, Cayman Islands	USD	23.8
100		Credit Suisse First Boston Finance B.V.	Amsterdam, The Netherlands	EUR	0.0
100		Credit Suisse First Boston Mortgage Capital LLC	Wilmington, United States	USD	356.6
100		Credit Suisse First Boston Next Fund, Inc.	Wilmington, United States	USD	10.0
100		Credit Suisse Fund Management S.A.	Luxembourg, Luxembourg	CHF	0.3
100		Credit Suisse Fund Services (Luxembourg) S.A.	Luxembourg, Luxembourg	CHF	1.5
100		Credit Suisse Funds AG	Zurich, Switzerland	CHF	7.0
100		Credit Suisse Group Finance (U.S.) Inc.	Wilmington, United States	USD	100.0
100		Credit Suisse Hedging-Griffo Corretora de Valores S.A.	São Paulo, Brazil	BRL	29.6
100		Credit Suisse Holding Europe (Luxembourg) S.A.	Luxembourg, Luxembourg	CHF	32.6
100		Credit Suisse Holdings (Australia) Limited	Sydney, Australia	AUD	42.0
100	[1]	Credit Suisse Holdings (USA), Inc.	Wilmington, United States	USD	550.0
100	[2]	Credit Suisse International	London, United Kingdom	USD	12,366.1
100		Credit Suisse InvestLab AG	Zurich, Switzerland	CHF	1.0
100		Credit Suisse Istanbul Menkul Degerler A.S.	Istanbul, Turkey	TRY	6.8
100		Credit Suisse Leasing 92A, L.P.	Wilmington, United States	USD	43.9
100		Credit Suisse Life & Pensions AG	Vaduz, Liechtenstein	CHF	15.0
100		Credit Suisse Life (Bermuda) Ltd.	Hamilton, Bermuda	USD	1.0
100		Credit Suisse Loan Funding LLC	Wilmington, United States	USD	0.0
100		Credit Suisse Management LLC	Wilmington, United States	USD	896.4
100		Credit Suisse Prime Securities Services (USA) LLC	Wilmington, United States	USD	263.3
100		Credit Suisse Principal Investments Limited	George Town, Cayman Islands	JPY	3,324.0
100		Credit Suisse Private Equity, LLC	Wilmington, United States	USD	42.2
100		Credit Suisse PSL GmbH	Zurich, Switzerland	CHF	0.0
100		Credit Suisse Saudi Arabia	Riyadh, Saudi Arabia	SAR	625.0
100		Credit Suisse Securities (Canada), Inc.	Toronto, Canada	CAD	3.4
100		Credit Suisse Securities (Europe) Limited	London, United Kingdom	USD	3,859.3
100		Credit Suisse Securities (Hong Kong) Limited	Hong Kong, China	HKD	2,080.9
100		Credit Suisse Securities (India) Private Limited	Mumbai, India	INR	2,214.7
100		Credit Suisse Securities (Japan) Limited	Tokyo, Japan	JPY	78,100.0
100		Credit Suisse Securities (Johannesburg) Proprietary Limited	Johannesburg, South Africa	ZAR	0.0
100		Credit Suisse Securities (Malaysia) Sdn. Bhd.	Kuala Lumpur, Malaysia	MYR	100.0
100		Credit Suisse Securities (Moscow)	Moscow, Russia	RUB	97.1
100		Credit Suisse Securities (Singapore) Pte Limited	Singapore, Singapore	SGD	30.0
100		Credit Suisse Securities (Thailand) Limited	Bangkok, Thailand	THB	500.0
100		Credit Suisse Securities (USA) LLC	Wilmington, United States	USD	1,131.7
100		Credit Suisse Services (India) Private Limited	Pune, India	INR	0.1
100		Credit Suisse Services (USA) LLC	Wilmington, United States	USD	0.0
100		CS Non-Traditional Products Ltd.	Nassau, Bahamas	USD	0.1
100		CSAM Americas Holding Corp.	Wilmington, United States	USD	0.0
100		DLJ Merchant Banking Funding, Inc	Wilmington, United States	USD	0.0
100		DLJ Mortgage Capital, Inc.	Wilmington, United States	USD	0.0
100		Fides Treasury Services AG	Zurich, Switzerland	CHF	2.0
100		JSC "Bank Credit Suisse (Moscow)"	Moscow, Russia	USD	37.8
100		Merban Equity AG	Zug, Switzerland	CHF	0.1
100		Merchant Holding, LLC	Wilmington, United States	USD	0.0
100		Neue Argauer Bank AG	Aarau, Switzerland	CHF	134.1
100		Solar Investco II Ltd.	George Town, Cayman Islands	USD	0.0
100		SPS Holding Corporation	Wilmington, United States	USD	0.0
100		SVC - AG für KMU Risikokapital	Zurich, Switzerland	CHF	15.0
99		PT Credit Suisse Sekuritas Indonesia	Jakarta, Indonesia	IDR	235,000.0
98		Credit Suisse Hypotheken AG	Zurich, Switzerland	CHF	0.1
1 43% of voting rights held by Credit Suisse Group AG, Guernsey Branch.
2 98% of voting rights and 98% of equity interest held by Credit Suisse AG.

Significant equity method investments
Equity interest in %		Company name	Domicile
as of December 31, 2017
Credit Suisse Group AG
100	[1]	Credit Suisse Group Finance (Guernsey) Limited	St. Peter Port, Guernsey
100	[1]	Credit Suisse Group (Guernsey) II Limited	St. Peter Port, Guernsey
100	[1]	Credit Suisse Group Funding (Guernsey) Limited	St. Peter Port, Guernsey
25		SECB Swiss Euro Clearing Bank GmbH	Frankfurt, Germany
Credit Suisse AG
50		Swisscard AECS GmbH	Horgen, Switzerland
33		Credit Suisse Founder Securities Limited	Beijing, China
23		E.L. & C. Baillieu Stockbroking (Holdings) Pty Ltd	Melbourne, Australia
20		ICBC Credit Suisse Asset Management Co., Ltd.	Beijing, China
5	[2]	York Capital Management Global Advisors, LLC	New York, United States
0	[2]	Holding Verde Empreendimentos e Participações S.A.	São Paulo, Brazil
1 Deconsolidated under US GAAP as the Group is not the primary beneficiary.
2 The Group holds a significant noncontrolling interest.
40 Subsidiary guarantee information
Certain wholly owned finance subsidiaries of the Group, including Credit Suisse Group Funding (Guernsey) Limited, which is a Guernsey incorporated non-cellular company limited by shares, have issued securities fully and unconditionally guaranteed by the Group. There are various legal and regulatory requirements, including the satisfaction of a solvency test under Guernsey law for the Guernsey subsidiary, applicable to some of the Group’s subsidiaries that may limit their ability to pay dividends or distributions and make loans and advances to the Group.
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
In order to align the corporate structure of Credit Suisse (Schweiz) AG with that of the Swiss Universal Bank division, during the first quarter of 2017, the equity stakes in Neue Aargauer Bank AG, BANK-now AG and Swisscard AECS GmbH held by the Group were transferred to the Bank and subsequently to Credit Suisse (Schweiz) AG, a wholly owned subsidiary of the Bank.
Prior periods are restated to conform to the current presentation to reflect the impact of such transactions.

Condensed consolidating statements of operations
in 2017	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Eliminations and consolidation adjustments	Credit Suisse Group
Condensed consolidating statements of operations (CHF million)
Interest and dividend income	5,294	11,767		17,061	577		(581)	17,057
Interest expense	(4,437)	(5,932)		(10,369)	(632)		501	(10,500)
Net interest income	857	5,835		6,692	(55)		(80)	6,557
Commissions and fees	3,756	7,916		11,672	28		117	11,817
Trading revenues	(23)	1,323		1,300	(55)		72	1,317
Other revenues	942	359		1,301	(911)	[2]	819	1,209
Net revenues	5,532	15,433		20,965	(993)		928	20,900
Provision for credit losses	4	206		210	0		0	210
Compensation and benefits	3,066	6,898		9,964	74		139	10,177
General and administrative expenses	1,929	5,484		7,413	(80)		(498)	6,835
Commission expenses	255	1,174		1,429	3		(2)	1,430
Restructuring expenses	173	223		396	0		59	455
Total other operating expenses	2,357	6,881		9,238	(77)		(441)	8,720
Total operating expenses	5,423	13,779		19,202	(3)		(302)	18,897
Income/(loss) before taxes	105	1,448		1,553	(990)		1,230	1,793
Income tax expense/(benefit)	(42)	2,823		2,781	(7)		(33)	2,741
Net income/(loss)	147	(1,375)		(1,228)	(983)		1,263	(948)
Net income attributable to noncontrolling interests	11	16		27	0		8	35
Net income/(loss) attributable to shareholders	136	(1,391)		(1,255)	(983)		1,255	(983)
1 Includes eliminations and consolidation adjustments.
2 Primarily consists of revenues from investments in Group companies accounted for under the equity method.
Condensed consolidating statements of comprehensive income
in 2017	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Eliminations and consolidation adjustments	Credit Suisse Group
Comprehensive income (CHF million)
Net income/(loss)	147	(1,375)		(1,228)	(983)	1,263	(948)
Gains/(losses) on cash flow hedges	0	(35)		(35)	8	0	(27)
Foreign currency translation	(756)	(259)		(1,015)	1	(17)	(1,031)
Unrealized gains/(losses) on securities	0	(13)		(13)	0	0	(13)
Actuarial gains/(losses)	(7)	28		21	0	674	695
Net prior service credit/(cost)	0	0		0	0	(121)	(121)
Gains/(losses) on liabilities related to credit risk	(33)	(1,651)		(1,684)	(188)	(104)	(1,976)
Other comprehensive income/(loss), net of tax	(796)	(1,930)		(2,726)	(179)	432	(2,473)
Comprehensive income/(loss)	(649)	(3,305)		(3,954)	(1,162)	1,695	(3,421)
Comprehensive income/(loss) attributable to noncontrolling interests	24	(33)		(9)	0	37	28
Comprehensive income/(loss) attributable to shareholders	(673)	(3,272)		(3,945)	(1,162)	1,658	(3,449)
1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of operations (continued)
in 2016	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Eliminations and consolidation adjustments	Credit Suisse Group
Condensed consolidating statements of operations (CHF million)
Interest and dividend income	5,697	11,678		17,375	284		(285)	17,374
Interest expense	(3,750)	(6,031)		(9,781)	(338)		307	(9,812)
Net interest income	1,947	5,647		7,594	(54)		22	7,562
Commissions and fees	3,582	7,356		10,938	27		127	11,092
Trading revenues	(1,192)	1,563		371	(21)		(37)	313
Other revenues	830	660		1,490	(2,684)	[2]	2,550	1,356
Net revenues	5,167	15,226		20,393	(2,732)		2,662	20,323
Provision for credit losses	(5)	257		252	0		0	252
Compensation and benefits	3,235	7,542		10,777	57		(262)	10,572
General and administrative expenses	4,474	5,411		9,885	(88)		(27)	9,770
Commission expenses	259	1,196		1,455	1		(1)	1,455
Restructuring expenses	209	304		513	0		27	540
Total other operating expenses	4,942	6,911		11,853	(87)		(1)	11,765
Total operating expenses	8,177	14,453		22,630	(30)		(263)	22,337
Income/(loss) before taxes	(3,005)	516		(2,489)	(2,702)		2,925	(2,266)
Income tax expense/(benefit)	(228)	628		400	8		33	441
Net income/(loss)	(2,777)	(112)		(2,889)	(2,710)		2,892	(2,707)
Net income/(loss) attributable to noncontrolling interests	157	(163)		(6)	0		9	3
Net income/(loss) attributable to shareholders	(2,934)	51		(2,883)	(2,710)		2,883	(2,710)
1 Includes eliminations and consolidation adjustments.
2 Primarily consists of revenues from investments in Group companies accounted for under the equity method.
Condensed consolidating statements of comprehensive income (continued)
in 2016	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Eliminations and consolidation adjustments	Credit Suisse Group
Comprehensive income (CHF million)
Net income/(loss)	(2,777)	(112)		(2,889)	(2,710)	2,892	(2,707)
Gains/(losses) on cash flow hedges	0	(22)		(22)	2	0	(20)
Foreign currency translation	604	(106)		498	7	10	515
Unrealized gains/(losses) on securities	0	1		1	0	0	1
Actuarial gains/(losses)	49	161		210	0	184	394
Net prior service credit/(cost)	0	0		0	0	36	36
Gains/(losses) on liabilities related to credit risk	(64)	(1,018)		(1,082)	67	(28)	(1,043)
Other comprehensive income/(loss), net of tax	589	(984)		(395)	76	202	(117)
Comprehensive income/(loss)	(2,188)	(1,096)		(3,284)	(2,634)	3,094	(2,824)
Comprehensive income/(loss) attributable to noncontrolling interests	151	(140)		11	0	(13)	(2)
Comprehensive income/(loss) attributable to shareholders	(2,339)	(956)		(3,295)	(2,634)	3,107	(2,822)
1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of operations (continued)
in 2015	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Eliminations and consolidation adjustments	Credit Suisse Group
Condensed consolidating statements of operations (CHF million)
Interest and dividend income	7,030	12,312		19,342	277		(278)	19,341
Interest expense	(4,296)	(5,747)		(10,043)	(330)		331	(10,042)
Net interest income	2,734	6,565		9,299	(53)		53	9,299
Commissions and fees	3,932	8,034		11,966	18		60	12,044
Trading revenues	(966)	2,275		1,309	28		3	1,340
Other revenues	508	729		1,237	(2,969)	[2]	2,846	1,114
Net revenues	6,208	17,603		23,811	(2,976)		2,962	23,797
Provision for credit losses	5	319		324	0		0	324
Compensation and benefits	3,805	7,851		11,656	76		(186)	11,546
General and administrative expenses	2,242	6,493		8,735	(110)		(51)	8,574
Commission expenses	288	1,335		1,623	1		(1)	1,623
Goodwill impairment	0	3,797		3,797	0		0	3,797
Restructuring expenses	193	132		325	0		30	355
Total other operating expenses	2,723	11,757		14,480	(109)		(22)	14,349
Total operating expenses	6,528	19,608		26,136	(33)		(208)	25,895
Income/(loss) before taxes	(325)	(2,324)		(2,649)	(2,943)		3,170	(2,422)
Income tax benefit	37	451		488	1		34	523
Net income/(loss)	(362)	(2,775)		(3,137)	(2,944)		3,136	(2,945)
Net income/(loss) attributable to noncontrolling interests	143	(150)		(7)	0		6	(1)
Net income/(loss) attributable to shareholders	(505)	(2,625)		(3,130)	(2,944)		3,130	(2,944)
1 Includes eliminations and consolidation adjustments.
2 Primarily consists of revenues from investments in Group companies accounted for under the equity method.
Condensed consolidating statements of comprehensive income (continued)
in 2015	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Eliminations and consolidation adjustments	Credit Suisse Group
Comprehensive income (CHF million)
Net income/(loss)	(362)	(2,775)		(3,137)	(2,944)	3,136	(2,945)
Gains/(losses) on cash flow hedges	0	24		24	(8)	0	16
Foreign currency translation	55	(1,204)		(1,149)	(3)	(4)	(1,156)
Unrealized gains/(losses) on securities	(2)	(2)		(4)	0	0	(4)
Actuarial gains/(losses)	24	21		45	0	(706)	(661)
Net prior service credit/(cost)	(14)	0		(14)	0	169	155
Other comprehensive income/(loss), net of tax	63	(1,161)		(1,098)	(11)	(541)	(1,650)
Comprehensive income/(loss)	(299)	(3,936)		(4,235)	(2,955)	2,595	(4,595)
Comprehensive income/(loss) attributable to noncontrolling interests	784	(810)		(26)	0	7	(19)
Comprehensive income/(loss) attributable to shareholders	(1,083)	(3,126)		(4,209)	(2,955)	2,588	(4,576)
1 Includes eliminations and consolidation adjustments.

Condensed consolidating balance sheets
end of 2017	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Eliminations and consolidation adjustments	Credit Suisse Group
Assets (CHF million)
Cash and due from banks	3,058	106,452		109,510	516	(211)	109,815
Interest-bearing deposits with banks	32	689		721	493	(488)	726
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	58,212	57,134		115,346	0	0	115,346
Securities received as collateral	5,422	32,652		38,074	0	0	38,074
Trading assets	24,602	132,172		156,774	0	(440)	156,334
Investment securities	245	1,944		2,189	15,612	(15,610)	2,191
Other investments	902	4,991		5,893	45,517	(45,446)	5,964
Net loans	12,456	270,781		283,237	0	(4,088)	279,149
Premises and equipment	1,001	3,444		4,445	0	241	4,686
Goodwill	722	3,314		4,036	0	706	4,742
Other intangible assets	195	28		223	0	0	223
Brokerage receivables	19,717	27,251		46,968	0	0	46,968
Other assets	11,217	19,739		30,956	389	726	32,071
Total assets	137,781	660,591		798,372	62,527	(64,610)	796,289
Liabilities and equity (CHF million)
Due to banks	270	15,141		15,411	755	(753)	15,413
Customer deposits	1	362,302		362,303	0	(1,141)	361,162
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	15,352	11,144		26,496	0	0	26,496
Obligation to return securities received as collateral	5,422	32,652		38,074	0	0	38,074
Trading liabilities	6,549	32,583		39,132	0	(13)	39,119
Short-term borrowings	12,224	14,154		26,378	0	(489)	25,889
Long-term debt	50,396	121,646		172,042	19,357	(18,367)	173,032
Brokerage payables	21,585	21,718		43,303	0	0	43,303
Other liabilities	10,454	21,229		31,683	513	(584)	31,612
Total liabilities	122,253	632,569		754,822	20,625	(21,347)	754,100
Total shareholders' equity	15,409	27,261		42,670	41,902	(42,670)	41,902
Noncontrolling interests	119	761		880	0	(593)	287
Total equity	15,528	28,022		43,550	41,902	(43,263)	42,189

Total liabilities and equity	137,781	660,591		798,372	62,527	(64,610)	796,289
1 Includes eliminations and consolidation adjustments.

Condensed consolidating balance sheets (continued)
end of 2016	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Eliminations and consolidation adjustments	Credit Suisse Group
Assets (CHF million)
Cash and due from banks	2,491	118,575		121,066	938	(843)	121,161
Interest-bearing deposits with banks	3,520	(2,753)		767	5	0	772
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	82,363	52,476		134,839	0	0	134,839
Securities received as collateral	30,914	1,650		32,564	0	0	32,564
Trading assets	48,914	116,478		165,392	0	(242)	165,150
Investment securities	511	1,975		2,486	4,173	(4,170)	2,489
Other investments	1,146	5,571		6,717	44,753	(44,693)	6,777
Net loans	12,809	266,151		278,960	126	(3,110)	275,976
Premises and equipment	990	3,676		4,666	0	45	4,711
Goodwill	756	3,433		4,189	0	724	4,913
Other intangible assets	179	34		213	0	0	213
Brokerage receivables	17,461	15,970		33,431	0	0	33,431
Other assets	13,119	23,656		36,775	244	(154)	36,865
Total assets	215,173	606,892		822,065	50,239	(52,443)	819,861
Liabilities and equity (CHF million)
Due to banks	77	22,723		22,800	2,943	(2,943)	22,800
Customer deposits	8	357,216		357,224	0	(1,391)	355,833
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	54,900	(21,884)		33,016	0	0	33,016
Obligation to return securities received as collateral	30,914	1,650		32,564	0	0	32,564
Trading liabilities	10,125	34,827		44,952	0	(22)	44,930
Short-term borrowings	17,110	(1,725)		15,385	0	0	15,385
Long-term debt	41,481	151,014		192,495	5,078	(4,258)	193,315
Brokerage payables	28,706	11,146		39,852	0	0	39,852
Other liabilities	14,992	24,927		39,919	321	(385)	39,855
Total liabilities	198,313	579,894		778,207	8,342	(8,999)	777,550
Total shareholders' equity	17,006	25,783		42,789	41,897	(42,789)	41,897
Noncontrolling interests	(146)	1,215		1,069	0	(655)	414
Total equity	16,860	26,998		43,858	41,897	(43,444)	42,311

Total liabilities and equity	215,173	606,892		822,065	50,239	(52,443)	819,861
1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of cash flows
in 2017	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Eliminations and consolidation adjustments	Credit Suisse Group
Operating activities of continuing operations (CHF million)
Net cash provided by/(used in) operating activities of continuing operations	7,840	(16,330)		(8,490)	(142)	[2]	90	(8,542)
Investing activities of continuing operations (CHF million)
(Increase)/decrease in interest-bearing deposits with banks	0	40		40	(488)		488	40
(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	20,626	(6,340)		14,286	0		0	14,286
Purchase of investment securities	0	(86)		(86)	(5,673)		5,673	(86)
Proceeds from sale of investment securities	0	14		14	0		0	14
Maturities of investment securities	104	318		422	0		0	422
Investments in subsidiaries and other investments	(206)	(888)		(1,094)	(4,101)		4,101	(1,094)
Proceeds from sale of other investments	488	1,479		1,967	0		3	1,970
(Increase)/decrease in loans	3,131	(17,910)		(14,779)	(5,336)		6,441	(13,674)
Proceeds from sales of loans	0	9,938		9,938	0		0	9,938
Capital expenditures for premises and equipment and other intangible assets	(295)	(655)		(950)	0		(118)	(1,068)
Proceeds from sale of premises and equipment and other intangible assets	2	58		60	0		(59)	1
Other, net	41	24		65	0		0	65
Net cash provided by/(used in) investing activities of continuing operations	23,891	(14,008)		9,883	(15,598)		16,529	10,814
Financing activities of continuing operations (CHF million)
Increase/(decrease) in due to banks and customer deposits	191	2,996		3,187	(2,189)		2,425	3,423
Increase/(decrease) in short-term borrowings	(4,113)	9,620		5,507	0		(489)	5,018
Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(37,382)	32,131		(5,251)	0		0	(5,251)
Issuances of long-term debt	30,223	13,344		43,567	14,035		(14,046)	43,556
Repayments of long-term debt	(19,174)	(43,470)		(62,644)	0		90	(62,554)
Issuances of common shares	0	0		0	4,253		0	4,253
Sale of treasury shares	0	0		0	0		12,034	12,034
Repurchase of treasury shares	0	0		0	(630)		(12,127)	(12,757)
Dividends paid	(9)	(4)		(13)	(584)		7	(590)
Other, net	(780)	4,315		3,535	433		(3,891)	77
Net cash provided by/(used in) financing activities of continuing operations	(31,044)	18,932		(12,112)	15,318		(15,997)	(12,791)
Effect of exchange rate changes on cash and due from banks (CHF million)
Effect of exchange rate changes on cash and due from banks	(120)	(717)		(837)	0		10	(827)
Net increase/(decrease) in cash and due from banks (CHF million)
Net increase/(decrease) in cash and due from banks	567	(12,123)		(11,556)	(422)		632	(11,346)

Cash and due from banks at beginning of period	2,491	118,575		121,066	938		(843)	121,161
Cash and due from banks at end of period	3,058	106,452		109,510	516		(211)	109,815
1 Includes eliminations and consolidation adjustments.
2
Consists of dividend payments from Group companies of CHF 10 million and CHF 14 million from bank and non-bank subsidiaries, respectively, and other cash items from parent company operations such as Group financing.

Condensed consolidating statements of cash flows (continued)
in 2016	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Eliminations and consolidation adjustments	Credit Suisse Group
Operating activities of continuing operations (CHF million)
Net cash provided by/(used in) operating activities of continuing operations	9,618	17,390		27,008	(22)	[2]	(211)	26,775
Investing activities of continuing operations (CHF million)
(Increase)/decrease in interest-bearing deposits with banks	(3,320)	3,437		117	0		0	117
(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	18,365	(25,421)		(7,056)	0		0	(7,056)
Purchase of investment securities	0	(88)		(88)	0		0	(88)
Proceeds from sale of investment securities	0	14		14	0		0	14
Maturities of investment securities	199	164		363	0		0	363
Investments in subsidiaries and other investments	(355)	(1,002)		(1,357)	(710)		664	(1,403)
Proceeds from sale of other investments	2,067	(374)		1,693	0		44	1,737
(Increase)/decrease in loans	3,038	(7,259)		(4,221)	15		461	(3,745)
Proceeds from sales of loans	0	2,468		2,468	0		0	2,468
Capital expenditures for premises and equipment and other intangible assets	(329)	(835)		(1,164)	0		0	(1,164)
Proceeds from sale of premises and equipment and other intangible assets	50	5		55	0		0	55
Other, net	27	723		750	0		(1)	749
Net cash provided by/(used in) investing activities of continuing operations	19,742	(28,168)		(8,426)	(695)		1,168	(7,953)
Financing activities of continuing operations (CHF million)
Increase/(decrease) in due to banks and customer deposits	20	10,217		10,237	792		(762)	10,267
Increase/(decrease) in short-term borrowings	(5,781)	12,375		6,594	(300)		300	6,594
Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(23,838)	9,313		(14,525)	0		0	(14,525)
Issuances of long-term debt	1	52,943		52,944	0		40	52,984
Repayments of long-term debt	(2,993)	(44,139)		(47,132)	0		0	(47,132)
Issuances of common shares	0	0		0	725		0	725
Sale of treasury shares	0	0		0	323		15,844	16,167
Repurchase of treasury shares	0	0		0	(455)		(15,742)	(16,197)
Dividends paid	(1)	(144)		(145)	(493)		145	(493)
Other, net	(143)	1,187		1,044	93		(760)	377
Net cash provided by/(used in) financing activities of continuing operations	(32,735)	41,752		9,017	685		(935)	8,767
Effect of exchange rate changes on cash and due from banks (CHF million)
Effect of exchange rate changes on cash and due from banks	67	1,146		1,213	28		3	1,244
Net increase/(decrease) in cash and due from banks (CHF million)
Net increase/(decrease) in cash and due from banks	(3,308)	32,120		28,812	(4)		25	28,833

Cash and due from banks at beginning of period	5,799	86,455		92,254	942		(868)	92,328
Cash and due from banks at end of period	2,491	118,575		121,066	938		(843)	121,161
1 Includes eliminations and consolidation adjustments.
2
Consists of dividend payments from Group companies of CHF 145 million and CHF 41 million from bank and non-bank subsidiaries, respectively, and other cash items from parent company operations such as Group financing.

Condensed consolidating statements of cash flows (continued)
in 2015	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Eliminations and consolidation adjustments	Credit Suisse Group
Operating activities of continuing operations (CHF million)
Net cash provided by/(used in) operating activities of continuing operations	10,030	5,149		15,179	129	[2]	(240)	15,068
Investing activities of continuing operations (CHF million)
(Increase)/decrease in interest-bearing deposits with banks	(1)	301		300	(5)		54	349
(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	46,634	(9,670)		36,964	0		0	36,964
Purchase of investment securities	0	(376)		(376)	0		0	(376)
Proceeds from sale of investment securities	1	18		19	0		0	19
Maturities of investment securities	68	840		908	0		0	908
Investments in subsidiaries and other investments	(436)	(119)		(555)	(5,310)		5,271	(594)
Proceeds from sale of other investments	1,257	639		1,896	18		24	1,938
(Increase)/decrease in loans	4,074	(9,351)		(5,277)	210		(379)	(5,446)
Proceeds from sales of loans	0	1,579		1,579	0		0	1,579
Capital expenditures for premises and equipment and other intangible assets	(322)	(779)		(1,101)	0		(1)	(1,102)
Proceeds from sale of premises and equipment and other intangible assets	3	10		13	0		0	13
Other, net	33	376		409	0		0	409
Net cash provided by/(used in) investing activities of continuing operations	51,311	(16,532)		34,779	(5,087)		4,969	34,661
Financing activities of continuing operations (CHF million)
Increase/(decrease) in due to banks and customer deposits	(1,355)	(27,719)		(29,074)	(475)		400	(29,149)
Increase/(decrease) in short-term borrowings	10,090	(28,238)		(18,148)	300		(300)	(18,148)
Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(35,303)	13,154		(22,149)	0		0	(22,149)
Issuances of long-term debt	8,511	69,373		77,884	0		(26)	77,858
Repayments of long-term debt	(41,953)	(7,592)		(49,545)	(30)		210	(49,365)
Issuances of common shares	0	0		0	6,035		0	6,035
Sale of treasury shares	0	0		0	3		18,749	18,752
Repurchase of treasury shares	0	0		0	(1,044)		(18,717)	(19,761)
Dividends paid	(3)	(147)		(150)	(415)		138	(427)
Other, net	(497)	5,284		4,787	608		(5,209)	186
Net cash provided by/(used in) financing activities of continuing operations	(60,510)	24,115		(36,395)	4,982		(4,755)	(36,168)
Effect of exchange rate changes on cash and due from banks (CHF million)
Effect of exchange rate changes on cash and due from banks	18	(598)		(580)	1		(3)	(582)
Net increase/(decrease) in cash and due from banks (CHF million)
Net increase/(decrease) in cash and due from banks	849	12,134		12,983	25		(29)	12,979

Cash and due from banks at beginning of period	4,950	74,321		79,271	917		(839)	79,349
Cash and due from banks at end of period	5,799	86,455		92,254	942		(868)	92,328
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
Foreign currency translations
Under US GAAP, foreign currency translation adjustments resulting from the consolidation of branches with functional currencies other than the Swiss franc are included in AOCI in shareholders’ equity. Under Swiss GAAP, foreign currency translation adjustments from the consolidation of foreign branches are recognized in net income/(loss) from trading activities and fair value option.
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
Derivative financial instruments used for cash flow hedging
Under US GAAP, the effective portion of a cash flow hedge is reported in AOCI.
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
Loan commitments
Under US GAAP, loan commitments include all commitments to extend loans, unfunded commitments under commercial lines of credit, revolving credit lines, credit guarantees in the future and overdraft protection agreements, except for commitments that can be revoked by the Group at any time at the Group’s sole discretion without prior notice.
Under Swiss GAAP, loan commitments include all commitments to extend loans, unfunded commitments under commercial lines of credit, revolving credit lines, credit guarantees in the future and overdraft protection agreements, except for commitments that can be revoked by the Group at any time at the Group’s sole discretion with a notice period not exceeding six weeks.

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
The CEO and CFO concluded that, as of December 31, 2017, the design and operation of the Group’s disclosure controls and procedures were effective, in all material respects, to ensure that information required to be disclosed in reports filed and submitted under the Exchange Act is recorded, processed, summarized and reported as and when required.
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
Management has made an evaluation and assessment of the Group’s internal control over financial reporting as of December 31, 2017 using the criteria issued in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in “Internal Control – Integrated Framework”.
Based upon its review and evaluation, management, including the Group CEO and CFO, has concluded that the Group’s internal control over financial reporting is effective as of December 31, 2017.
The Group’s independent auditors, KPMG AG, have issued an unqualified opinion on the effectiveness of the Group’s internal control over financial reporting as of December 31, 2017, as stated in their report, which follows.
Changes in internal control over financial reporting
There were no changes in the Group’s internal control over financial reporting during the period covered by this report that have materially affected, or are reasonably likely to materially affect, the Group’s internal control over financial reporting.

Report of the Independent Registered Public Accounting Firm
Report of the Independent Registered Public Accounting FirmTo the shareholders and Board of DirectorsCredit Suisse Group AG, Zurich______________________________________________________________________________Opinion on Internal Control Over Financial ReportingWe have audited Credit Suisse Group AG and subsidiaries' (the “Group”) internal control over financial reporting as of December 31, 2017, based oncriteria established in Internal Control Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheets of the Group as of December 31, 2017 and 2016, the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for each of the years in the threeyear period ended December31, 2017, and the related notes (collectively, the “consolidated financial statements”), and our report dated March 23, 2018 expressed an unqualified opinion on those consolidated financial statements.Basis for Opinion The Group’s Board of Directors and management are responsible for maintaining effective internal control over financial reporting and the Group’s management is responsible for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.Definition and Limitations of Internal Control Over Financial ReportingA company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.KPMG AGNicholas EdmondsAnthony AnzevinoLicensed Audit ExpertGlobal Lead PartnerAuditor in ChargeZurich, SwitzerlandMarch 23, 2018

Parent company financial statements – Credit Suisse Group
Report of the Statutory Auditor
Parent company financial statements
Notes to the financial statements
Proposed appropriation of retained earnings and capital distribution

Statements of income
Balance sheets
1 General information and subsequent events
2 Accounting and valuation principles
3 Other financial income
4 Other operating income
5 Financial expenses
6 Personnel expenses
7 Other operating expenses
8 Other short-term receivables
9 Accrued income and prepaid expenses
10 Financial investments
11 Participations
12 Short-term interest-bearing liabilities
13 Accrued expenses and deferred income
14 Long-term interest-bearing liabilities
15 Share capital, conditional, conversion and authorized capital of Credit Suisse Group
16 Credit Suisse Group shares held by subsidiaries
17 Purchases and sales of treasury shares held by Credit Suisse Group
18 Significant shareholders
19 Contingent liabilities
20 Assets and liabilities with related parties
21 Subordinated assets and liabilities
22 Shareholdings of the Board of Directors, Executive Board and employees

Report of the Statutory Auditor
Report of the Statutory AuditorTo the General Meeting of Credit Suisse Group AG, ZurichReport of the Statutory Auditor on the Financial StatementsAs statutory auditor, we have audited the accompanying financial statements of Credit Suisse Group AG, which comprise the balance sheet, statement of income and notes for the year ended December 31, 2017.Board of Directors’ ResponsibilityThe Board of Directors is responsible for the preparation of the financial statements in accordance with the requirements of Swiss law and Credit Suisse Group AG’s articles of association. This responsibility includes designing, implementing and maintaining an internal control system relevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error. The Board of Directors is further responsible for selecting and applying appropriate accounting policies and making accounting estimates that are reasonable in the circumstances.Auditor’s ResponsibilityOur responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Swiss law and Swiss Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers the internal control system relevant to the entity’s preparation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control system. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of accounting estimates made, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.OpinionIn our opinion, the financial statements for the year ended December 31, 2017, comply with Swiss law and Credit Suisse Group AG’s articles of association.Report on Key Audit Matters based on the circular 1/2015 of the Federal Audit Oversight AuthorityValuation of participationsKey audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.Valuation of participationsKey Audit MatterOur responseCredit Suisse Group AG reports participations of CHF 52.1 billion as of December 31, 2017. The participations portfolio consists of investments in subsidiary entities mainly operating in the banking and finance industry.Participations are valued at acquisition cost less impairment. For the purpose of impairment testing, the portfolio valuation method is applied for economically closely related participations. All other participations are valued individually. The valuation of participations involves judgment in the projections and assumptions used, which are sensitive to the expected future market developments that could affect the profitability of these entities.We assessed and tested the design and implementation of the key controls over financial reporting with respect to the valuation of participations. This included controls over the identification and measurement of impairments, the evaluation of the valuation methodology, key inputs and assumptions used in the determination of the participation value, and management’s annual comparison of legal entity plans to past performance.For a sample of participations, we evaluated key assumptions applied in performing the valuation. We used our own valuation specialists to critically examine and challenge the key assumptions applied by benchmarking them against independent data.For further information on the valuation of participations refer to the following:Note 2 Accounting and valuation principles, “Participations”Note 11 ParticipationsReport on Other Legal Requirements We confirm that we meet the legal requirements on licensing according to the Auditor Oversight Act (AOA) and independence (article 728 CO and article 11 AOA) and that there are no circumstances incompatible with our independence. In accordance with article 728a paragraph 1 item 3 CO and Swiss Auditing Standard 890, we confirm that an internal control system exists, which has been designed for the preparation of financial statements according to the instructions of the Board of Directors.We further confirm that the proposed appropriation of available earnings complies with Swiss law and Credit Suisse Group AG’s articles of association. We recommend that the financial statements submitted to you be approved.KPMG AGNicholas EdmondsRalph DichtLicensed Audit ExpertLicensed Audit ExpertAuditor in ChargeZurich, SwitzerlandMarch 23, 2018

KPMG

## Report on Other Legal Requirements

KPMG AG

Nicholas Edmonds
*Licensed Audit Expert*
*Auditor in Charge*

Ralph Dicht
*Licensed Audit Expert*

Zurich, Switzerland
March 23, 2018

KPMG AG, Badenerstrasse 172, PO Box, CH-8036 Zurich

KPMG AG is a subsidiary of KPMG Holding AG, which is a member of the KPMG network of independent firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss legal entity. All rights reserved.

Parent company financial statements
Statements of income
	Reference to notes	in
		2017	2016
Statements of income (CHF million)
Dividend income from participations		25	186
Other financial income	3	685	468
Other operating income	4	171	176
Total operating income		881	830
Financial expenses	5	704	747
Personnel expenses	6	78	55
Other operating expenses	7	116	138
Amortization, depreciation and impairment losses on noncurrent assets		3	22
Total operating expenses		901	962
Net profit/(loss) before taxes		(20)	(132)
Direct tax expenses		17	15
Net profit/(loss)		(37)	(147)
Balance sheets
	Reference to notes	end of
		2017	2016
Assets (CHF million)
Cash and cash equivalents		1,009	943
Other short-term receivables	8	509	220
Derivative financial instruments		211	172
Accrued income and prepaid expenses	9	269	88
Total current assets		1,998	1,423
Financial investments	10	14,915	4,253
Participations	11	52,112	48,014
Total noncurrent assets		67,027	52,267
Total assets		69,025	53,690
Liabilities and shareholders' equity (CHF million)
Short-term interest-bearing liabilities	12	1,345	3,201
Other short-term liabilities		17	32
Accrued expenses and deferred income	13	323	125
Total short-term liabilities		1,685	3,358
Long-term interest-bearing liabilities	14	18,591	5,149
Provisions		311	311
Total long-term liabilities		18,902	5,460
Total liabilities		20,587	8,818
Share capital	15	102	84
Capital contribution reserves		26,959	23,364
Other capital reserves		1,800	1,800
Legal capital reserves		28,759	25,164
Reserves for treasury shares	16	3,929	3,929
Legal income reserves		3,929	3,929
Statutory and discretionary reserves		10,500	10,500
Retained earnings brought forward		5,197	5,344
Net profit/(loss)		(37)	(147)
Voluntary retained earnings		15,660	15,697
Treasury shares against other capital reserves	17	(12)	(2)
Treasury shares		(12)	(2)
Total shareholders' equity		48,438	44,872
Total liabilities and shareholders' equity		69,025	53,690

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
There were no subsequent events.
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
Interest-bearing liabilities
Short-term and long-term interest-bearing liabilities are carried at nominal value.
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
Foreign currency translation rates
End of	2017	2016
1 USD / 1 CHF	0.98	1.02

3 Other financial income
in	2017	2016
CHF million
Interest income	587	290
Realized and unrealized gains on derivative financial instruments	75	146
Gains on sale of treasury shares	18	30
Foreign exchange gains	5	2
Total	685	468
4 Other operating income
in	2017	2016
CHF million
Management fees	73	55
Trademark fees	69	92
Guarantee fees	29	28
Other	0	1
Total	171	176
5 Financial expenses
in	2017	2016
CHF million
Interest expenses	623	324
Realized and unrealized losses on derivative financial instruments	78	415
Losses on sale of treasury shares	0	7
Other	3	1
Total	704	747
6 Personnel expenses
in	2017	2016
CHF million
Salaries	36	36
Variable compensation expenses	34	13
Other	8	6
Total	78	55
7 Other operating expenses
in	2017	2016
CHF million
Branding expenses	69	92
Other general and administrative expenses	47	46
Total	116	138
8 Other short-term receivables
end of	2017	2016
CHF million
Debt securities	290	–
Receivables for trademark fees	207	212
Other	12	8
Total	509	220
9 Accrued income and prepaid expenses
end of	2017	2016
CHF million
Accrued interest income	161	19
Deferred debt issuance costs	86	62
Unamortized discount on notes issued	12	–
Other	10	7
Total	269	88
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
10 Financial investments
end of	2017	2016
CHF million
Debt securities	14,914	4,126
Equity securities	1	1
Long-term loans	0	126
Total	14,915	4,253

11 Participations
Direct participations
Voting interest in %		Equity interest in %		Company name	Domicile	Currency	Nominal capital in million
as of December 31, 2017
26		26		Capital Union Bank B.S.C. (closed) (under liquidation)	Manama, Kingdom of Bahrain	USD	50.0
100		100		Credit Suisse AG	Zurich, Switzerland	CHF	4,399.7
100		100		Credit Suisse Group (Guernsey) I Limited (in Guernsey members' voluntary liquidation)	St. Peter Port, Guernsey	USD	0.2
100		100		Credit Suisse Group (Guernsey) II Limited	St. Peter Port, Guernsey	USD	0.1
100		100		Credit Suisse Group (Guernsey) IV Limited (in Guernsey members' voluntary liquidation)	St. Peter Port, Guernsey	CHF	0.1
100		100		Credit Suisse Group Finance (Guernsey) Limited	St. Peter Port, Guernsey	USD	0.0
100		100		Credit Suisse Group Funding (Guernsey) Limited	St. Peter Port, Guernsey	USD	0.1
43	[1]	0	[1]	Credit Suisse Holdings (USA), Inc.	Wilmington, United States	USD	550.0
100		100		Credit Suisse Insurance Linked Strategies Ltd	Zurich, Switzerland	CHF	0.2
2	[2]	2	[2]	Credit Suisse International	London, United Kingdom	USD	12,366.1
100		100		Credit Suisse IP GmbH	Zurich, Switzerland	CHF	0.0
100		100		Credit Suisse Services AG	Zurich, Switzerland	CHF	1.0
100		100		Credit Suisse Trust AG	Zurich, Switzerland	CHF	5.0
100		100		Credit Suisse Trust Holdings Limited	St. Peter Port, Guernsey	GBP	2.0
100		100		CS LP Holding AG	Zug, Switzerland	CHF	0.1
100		100		Inreska Limited	St. Peter Port, Guernsey	GBP	3.0
88		88		Savoy Hotel Baur en Ville AG	Zurich, Switzerland	CHF	7.5
25		25		SECB Swiss Euro Clearing Bank GmbH	Frankfurt, Germany	EUR	30.0
1 57% of voting interest and 100% of equity interest held by Credit Suisse AG.
2 98% held by other group companies.
In order to align the corporate structure of Credit Suisse (Schweiz) AG with that of the Swiss Universal Bank division, the following equity stakes held by Credit Suisse Group AG were transferred to Credit Suisse AG and subsequently to Credit Suisse (Schweiz) AG: (i) 100% equity stake in Neue Aargauer Bank AG, (ii) 100% equity stake in BANK-now AG, and (iii) 50% equity stake in Swisscard AECS GmbH. The transfer was completed on March 31, 2017.
Indirect participations
The company’s principal indirect participations are shown in Note 39 – Significant subsidiaries and equity method investments in VI – Consolidated financial statements – Credit Suisse Group.
12 Short-term interest-bearing liabilities
end of	2017	2016
CHF million
Due to banks	755	2,943
Cash collateral received	300	258
Low-trigger tier 1 capital notes	290	–
Total	1,345	3,201
13 Accrued expenses and deferred income
end of	2017	2016
CHF million
Accrual for interest expenses	164	21
Deferred fees on acquired debt securities	75	50
Accrual for personnel and other operating expenses	69	54
Unamortized discount on debt securities	12	–
Other	3	0
Total	323	125

14 Long-term interest-bearing liabilities
Long-term interest-bearing liabilities
end of							2017		2016
Currency	Notional (million)	Interest rate		Issue date	First call date	Maturity date	Carrying value (CHF million)		Carrying value (CHF million)
High-trigger tier 1 capital notes
USD	1,500	7.125%	[1]	January 30, 2017	July 29, 2022	Perpetual	1,466		–
CHF	200	3.875%	[1]	March 22, 2017	September 22, 2023	Perpetual	200		–
Low-trigger tier 1 capital notes
CHF	290	6.000%	[1]	September 4, 2013	September 4, 2018	Perpetual	–	[2]	290
USD	2,250	7.500%	[1]	December 11, 2013	December 11, 2023	Perpetual	2,198		2,302
USD	2,500	6.250%	[1]	June 18, 2014	December 18, 2024	Perpetual	2,443		2,557
Senior unsecured notes
USD	1,000	3 Month USD LIBOR +0.55%	[3]	October 06, 2017	October 06, 2021	October 06, 2022	977		–
USD	1,750	3.574%		January 09, 2017	January 09, 2022	January 09, 2023	1,710		–
JPY	38,700	0.553%	[1]	October 27, 2017	October 27, 2022	October 27, 2023	336		–
USD	1,000	2.997%	[1]	September 14, 2017	December 14, 2022	December 14, 2023	977		–
USD	500	3 Month USD LIBOR +1.2%		September 14, 2017	December 14, 2022	December 14, 2023	488		–
EUR	1,500	1.250%	[1]	July 17, 2017	July 17, 2024	July 17, 2025	1,752		–
GBP	750	2.125%	[1]	September 12, 2017	September 12, 2024	September 12, 2025	987		–
JPY	8,300	0.904%	[1]	October 27, 2017	October 27, 2026	October 27, 2027	72		–
USD	2,250	4.282%		January 09, 2017	January 09, 2027	January 09, 2028	2,198		–
JPY	10,000	1.269%	[1]	October 27, 2017	October 27, 2032	October 27, 2033	87		–
Time deposit
CHF							2,700		–
Total							18,591		5,149
1 Floating interest rate after the first call date.
2 As of December 31, 2017 CHF 290 million reported as short-term interest bearing liabilities.
3 Minimum rate 0.55% / Maximum rate 3.55%.
The high-trigger and low-trigger tier 1 capital notes issued by Credit Suisse Group AG are perpetual securities and have no fixed or final maturity date. Subject to the satisfaction of certain conditions, they may be redeemed, at the option of the issuer, on the first call date or on any interest payment date thereafter.
The high-trigger tier 1 capital notes mandatorily either convert into ordinary shares of Credit Suisse Group AG or are permanently written-down to zero, as provided in the terms of the respective instrument, upon the occurrence of certain specified triggering events. These events include the Group’s consolidated common equity tier 1 (CET1) ratio falling below 7%, or a determination by the >>>Swiss Financial Market Supervisory Authority FINMA (FINMA) that conversion or write-down is necessary, or that Credit Suisse Group AG requires extraordinary public sector capital support, to prevent Credit Suisse Group AG from becoming insolvent, bankrupt or unable to pay a material amount of its debt, or other similar circumstances. Conversion or write-down can only be prevented if FINMA, at Credit Suisse Group AG’s request, is satisfied that certain conditions exist and determines that a conversion or write-down is not required. High-trigger instruments are designed to absorb losses before other capital instruments, including the low-trigger capital instruments.
The low-trigger tier 1 capital notes have a write-down feature, which means that interest on the notes shall cease to accrue and the full principal amount of the notes will be permanently written down to zero upon the occurrence of certain specified triggering events, also called write-down events. A write-down event will occur if the sum of the Group’s consolidated CET1 ratio and the Higher Trigger Capital Ratio (i.e., the ratio of >>>Higher Trigger Capital Amount to the aggregate of all >>>risk-weighted assets of the Group) as of any quarterly balance sheet date or interim capital report date is below 5.125%. A write-down event will also occur if FINMA determines that a write-down of the notes is necessary, or that Credit Suisse Group AG requires, extraordinary public sector capital support to prevent Credit Suisse Group AG from becoming insolvent, bankrupt or unable to pay a material part of its debts, or other similar circumstances. Write-down can only be prevented if FINMA, at the Group’s request, is satisfied that certain conditions exist and determines that a conversion or write-down is not required.
In addition to the high-trigger and low-trigger tier 1 capital notes, Credit Suisse Group AG has issued senior unsecured notes, which qualify as >>>total loss-absorbing capacity (TLAC). The senior unsecured notes have a fixed maturity date and can be redeemed, at the option of the issuer, at the call date. The senior unsecured notes are bail-in debt instruments that are designed to absorb losses after the cancellation of Credit Suisse Group AG’s equity instruments and after the write-down or conversion into equity of regulatory capital (including high-trigger and low-trigger tier 1 capital notes) in restructuring proceedings with respect to Credit Suisse Group AG. Bail-in debt instruments do not feature capital triggers that may lead to a write-down and/or a conversion into equity outside of restructuring, but only begin to bear losses once Credit Suisse Group AG is formally in restructuring proceedings and FINMA orders capital measures (i.e., a write-down and/or a conversion into equity) in the restructuring plan.
15 Share capital, conditional, conversion and authorized capital of Credit Suisse Group
	No. of registered shares		Par value in CHF	No. of registered shares	Par value in CHF
Share capital as of December 31, 2016				2,089,897,378	83,595,895
Ordinary share capital increase
Extraordinary General Meeting of May 18, 2017
Rights offering on June 8, 2017				393,232,572	15,729,303
Conditional capital
Warrants and convertible bonds
Capital as of December 31, 2016	400,000,000		16,000,000
Capital as of December 31, 2017	400,000,000	[1]	16,000,000
Conversion capital
Capital as of December 31, 2016	150,000,000		6,000,000
Capital as of December 31, 2017	150,000,000	[2]	6,000,000
Authorized capital
Capital as of December 31, 2016	157,481,866		6,299,275
Annual General Meeting of April 28, 2017 – increase	80,518,134		3,220,725
Scrip dividend in May 2017	(72,881,770)		(2,915,271)	72,881,770	2,915,271
Capital as of December 31, 2017	165,118,230		6,604,729

Share capital as of December 31, 2017				2,556,011,720	102,240,469
1 369.5 million registered shares reserved for high-trigger capital instruments.
2 135.6 million registered shares reserved for high-trigger capital instruments.
On May 18, 2017, Credit Suisse Group AG held an Extraordinary General Meeting at which shareholders approved a capital increase by way of a rights offering. By the end of the rights exercise period on June 7, 2017, 99.2% of the rights had been exercised and 390,206,406 newly issued shares were subscribed. The remaining 3,026,166 newly issued shares that were not subscribed were sold in the market. The capital increase resulted in 393,232,572 newly issued shares and net proceeds for Credit Suisse Group AG of CHF 4.1 billion.
16 Credit Suisse Group shares held by subsidiaries
	2017			2016			2015
	Share equivalents		Market value (CHF million)	Share equivalents		Market value (CHF million)	Share equivalents	Market value (CHF million)
Balance at end of financial year
Physical holdings	5,012,413	[1]	87	0	[2]	0	5,408,246	117
Holdings, net of pending obligations	(607,300)		(11)	(1,415,541)		(21)	(624,043)	(13)
1 Representing 0.2% of issued shares as of December 31, 2017.
2 The subsidiaries were in short position by 1,244,983 shares of Credit Suisse Group AG with a market value of CHF 18 million, representing 0.06% of issued shares as of December 31, 2016.

17 Purchases and sales of treasury shares held by Credit Suisse Group
	Net gain/(loss) on sale (CHF million)	Treasury shares, at cost (CHF million)	Number of shares	Average price per share (CHF)
2017
Balance as of December 31, 2016		2	142,534	13.12
Sale of treasury shares [1]	18	(620)	(41,984,328)	15.22
Purchase of treasury shares		630	42,587,047	14.80
Change in 2017	18	10	602,719
Balance as of December 31, 2017		12	745,253	15.64
2016
Balance as of December 31, 2015		11	501,978	22.82
Sale of treasury shares [1]	23	(464)	(34,690,841)	14.05
Purchase of treasury shares		455	34,331,397	13.24
Change in 2016	23	(9)	(359,444)
Balance as of December 31, 2016		2	142,534	13.12
2017: Highest price CHF 16.40, paid on November 22 and lowest price CHF 14.31, paid on July 3 in a market transaction.
2016: Highest price CHF 20.10, paid on January 13 and lowest price CHF 12.47, paid on June 7 in a market transaction.
1 Representing share award settlements with Group employees.
18 Significant shareholders
end of	2017						2016
	Number of shares (million)		Total nominal value (CHF million)		Share- holding (%)		Number of shares (million)	Total nominal value (CHF million)	Share- holding (%)
Direct shareholders [1]
Chase Nominees Ltd. [2]	329		13		12.88		335	13	16.03
Nortrust Nominees Ltd. [2]	140		6		5.49		113	5	5.39
The Bank of New York Mellon [2]	–	[3]	–	[3]	–	[3]	107	4	5.14
Crescent Holding GmbH	–	[3]	–	[3]	–	[3]	107	4	5.10
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
>Refer to “Note 3 – Business developments, significant shareholders and subsequent events” in VI – Consolidated financial statements – Credit Suisse Group for information received from shareholders not registered in the share register of Credit Suisse Group AG.

19 Contingent liabilities
end of	2017	2016
Contingent liabilities (CHF million)
Aggregate indemnity liabilities, guarantees and other contingent liabilities (net of exposures recorded as liabilities)	79,998	74,383
of which have been entered into on behalf of subsidiaries [1]	79,998	74,383
1 Includes senior unsecured notes issued by subsidiaries of CHF 22,179 million and CHF 22,637 million as of December 31, 2017 and 2016, respectively, which qualify as TLAC.
Value-added tax
The company belongs to the Swiss value-added tax group of Credit Suisse Group, and thus carries joint liability to the Swiss federal tax authority for value-added tax debts of the entire Group.
Swiss pension plan
The employees of Credit Suisse Group AG are covered by the pension plan of the “Pensionskasse der Credit Suisse Group (Schweiz)” (the Swiss pension plan). Most of the Swiss subsidiaries of Credit Suisse Group AG and a few companies that have close business and financial ties with Credit Suisse Group AG participate in this plan. The Swiss pension plan is an independent self-insured pension plan set up as a trust and qualifies as a defined contribution plan (savings plan) under Swiss law.
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
20 Assets and liabilities with related parties
end of	2017	2016
Assets (CHF million)
Cash and cash equivalents	1,004	938
Other short-term receivables	502	216
Derivative financial instruments	211	172
Accrued income and prepaid expenses	268	87
Total current assets – related parties	1,985	1,413
Financial investments	14,914	4,252
Participations	52,112	48,014
Total noncurrent assets – related parties	67,026	52,266
Total assets – related parties	69,011	53,679
Liabilities (CHF million)
Short-term interest-bearing liabilities	1,055	3,201
Other short-term liabilities	16	24
Accrued expenses and deferred income [1]	124	70
Total short-term liabilities – related parties	1,195	3,295
Long-term interest-bearing liabilities	2,700	0
Total long-term liabilities – related parties	2,700	0
Total liabilities – related parties	3,895	3,295
The assets and liabilities represent the amounts due from and due to group companies, except where indicated.
1 Includes amounts due to management bodies of CHF 34 million at December 31, 2017 and CHF 20 million at December 31, 2016, respectively.
21 Subordinated assets and liabilities
end of	2017	2016
CHF million
Subordinated assets	5,682	4,233
Total subordinated assets	5,682	4,233
Subordinated liabilities	6,663	5,170
Total subordinated liabilities	6,663	5,170

22 Shareholdings of the Board of Directors, Executive Board and employees
Executive Board shareholdings
The table “Executive Board holdings and values of deferred share-based awards by individual” discloses the shareholdings of the Executive Board members, their immediate family and companies in which they have a controlling interest as well as the value of the unvested share-based compensation awards held by Executive Board members as of December 31, 2017 and 2016.
Executive Board holdings and values of deferred share-based awards by individual
end of	Number of owned shares	[1]	Number of unvested awards (at maximum opportunity)	[2]	Number of owned shares and unvested awards	Value (CHF) of unvested awards at grant date (at maximum opportunity)	Value (CHF) of unvested awards at year end (at fair value)	[3]
2017
Tidjane Thiam	1,967		1,132,835		1,134,802	20,298,771	13,941,708
James L. Amine	382,106		1,098,488		1,480,594	18,110,327	11,694,777
Pierre-Olivier Bouée	38,204		439,832		478,036	7,200,011	5,345,214
Romeo Cerutti	199,630		410,871		610,501	6,945,908	4,389,711
Brian Chin	234,328		1,098,757		1,333,085	17,798,557	16,800,518
Peter Goerke	21,953		282,112		304,065	4,750,031	2,985,514
Thomas Gottstein	–		354,275		354,275	6,009,654	3,639,767
Iqbal Khan	25,135		379,846		404,981	6,412,346	4,016,413
David R. Mathers	52,672		704,359		757,031	11,723,886	7,726,820
Joachim Oechslin	–		386,390		386,390	6,627,551	4,027,112
Helman Sitohang	394,737		826,572		1,221,309	13,516,027	9,278,836
Lara Warner	2,036		325,449		327,485	5,501,327	3,445,577
Total	1,352,768		7,439,786		8,792,554	124,894,396	87,291,967
2016
Tidjane Thiam	81,927		1,032,118		1,114,045	20,718,964	12,550,161
James L. Amine	262,706		1,025,658		1,288,364	18,884,166	11,868,592
Pierre-Olivier Bouée	3,614		372,907		376,521	7,096,724	4,436,540
Romeo Cerutti	286,688		323,908		610,596	6,013,140	3,593,974
Brian Chin	109,013		692,600		801,613	14,516,015	10,118,886
Peter Goerke	17,640		223,951		241,591	4,407,779	2,428,892
Thomas Gottstein	64,318		273,660		337,978	5,177,166	2,858,578
Iqbal Khan	40,282		295,044		335,326	5,516,095	3,182,133
David R. Mathers	70,573		555,791		626,364	10,122,747	6,251,319
Joachim Oechslin	32,345		277,331		309,676	5,359,233	2,949,735
Helman Sitohang	244,895		777,688		1,022,583	14,138,551	9,092,974
Lara Warner	92,043		302,939		394,982	5,752,577	3,368,217
Total	1,306,044		6,153,595		7,459,639	117,703,157	72,700,001
1 Includes shares that were initially granted as deferred compensation and have vested.
2
Includes unvested shares originating from LTI awards calculated on the basis of maximum opportunity for awards that have not reached the end of their three-year performance period, given that the actual achievement level and associated number of unvested shares cannot be determined until the end of the performance period. We believe this is a more appropriate approach than our prior practice of applying the target performance level (i.e., 80% of maximum opportunity) in calculating the number of unvested shares. As such, the table for 2016 has been updated.

3 Includes the value of unvested LTI awards, which was determined based on fair value.

Board of Directors shareholdings
The table below discloses the shareholdings of the Board of Directors members, their immediate family and companies in which they have a controlling interest. As of December 31, 2017 and 2016, there were no Board of Directors members with outstanding options.
Board of Directors shareholdings by individual
end of	2017	2016
December 31 (shares) [1]
Urs Rohner	189,956	197,861
Iris Bohnet	49,451	38,287
Andreas Gottschling	5,432	–
Alexander Gut	24,152	7,865
Andreas N. Koopmann	117,900	81,746
Seraina Macia	37,231	19,700
Kai S. Nargolwala	280,883	226,362
Joaquin J. Ribeiro	24,150	7,865
Severin Schwan	116,402	82,803
Richard E. Thornburgh	196,766	225,038
John Tiner	216,645	140,910
Alexandre Zeller	6,208	–
Total	1,265,176	1,028,437	[2]
1 Includes Group shares that are subject to a blocking period of up to four years; includes shareholdings of immediate family members.
2
Excludes 35,809 shares held by Jassim Bin Hadam J.J. Al Thani, 70,883 shares held by Noreen Doyle and 96,318 shares held by Jean Lanier as of December 31, 2016, who did not stand for re-election to the Board as of April 28, 2017.

Share awards outstanding
end of	2017		2016
	Number of share- awards outstanding in million	Fair value in CHF million	Number of share- awards outstanding in million	Fair value in CHF million
Share awards [1]
Employees	148	2,575	135	1,973
Total share awards	148	2,575	135	1,973
1 In the interests of transparency also share awards granted to employees of subsidiaries of Credit Suisse Group AG are considered in this disclosure table.

Proposed appropriation of retained earnings and capital distribution
Proposed appropriation of retained earnings
end of	2017
Retained earnings (CHF million)
Retained earnings brought forward	5,197
Net loss	(37)
Retained earnings available for appropriation	5,160
To be carried forward	5,160
Total	5,160
Proposed distribution out of capital contribution reserves
2017
Capital contribution reserves (CHF million)
Balance at beginning of year	23,364
Capital distribution for the financial year 2016	(1,463)
Capital surplus for issued shares	5,058
Balance at end of year	26,959
Proposed distribution of CHF 0.25 per registered share for the financial year 2017 [1]	(639)
Balance after distribution	26,320
Distributions are free of Swiss withholding tax and are not subject to income tax for Swiss resident individuals holding the shares as a private investment.
1
2,555,266,467 registered shares - net of own shares held by the company - as of December 31, 2017. The number of registered shares eligible for distribution may change due to the issuance of new registered shares and transactions in own shares.

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
4 Segment information
5 Net interest income
6 Commissions and fees
7 Trading revenues
8 Other revenues
9 Provision for credit losses
10 Compensation and benefits
11 General and administrative expenses
12 Restructuring expenses
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
35 Capital adequacy
36 Assets under management
37 Litigation
38 Significant subsidiaries and equity method investments
39 Significant valuation and income recognition differences between US GAAP and Swiss GAAP banking law (true and fair view)

Report of the Independent Registered Public Accounting Firm
Report of the Independent Registered Public Accounting FirmTo the shareholders and Board of DirectorsCredit Suisse AG, Zurich_____________________________________________________________________Opinion on the Consolidated Financial StatementsWe have audited the accompanying consolidated balance sheets of Credit Suisse AG and subsidiaries (the “Bank”) as of December31, 2017 and 2016, and the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for each of the years in the threeyear period ended December31, 2017, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Bank as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Bank’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 23, 2018 expressed an unqualified opinion on the effectiveness of the Bank’s internal control over financial reporting.Basis for OpinionThese consolidated financial statements are the responsibility of the Bank’s management and the Board of Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Bank in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.KPMG AGNicholas EdmondsAnthony AnzevinoLicensed Audit ExpertGlobal Lead PartnerAuditor in ChargeWe have served as the Bank’s auditor since 1989.Zurich, SwitzerlandMarch 23, 2018

[this page intentionally left blank]

Consolidated financial statements
Consolidated statements of operations
	Reference to notes	in
		2017	2016	2015
Consolidated statements of operations (CHF million)
Interest and dividend income	5	17,061	17,375	19,342
Interest expense	5	(10,369)	(9,781)	(10,043)
Net interest income	5	6,692	7,594	9,299
Commissions and fees	6	11,672	10,938	11,966
Trading revenues	7	1,300	371	1,309
Other revenues	8	1,301	1,490	1,237
Net revenues		20,965	20,393	23,811
Provision for credit losses	9	210	252	324
Compensation and benefits	10	9,964	10,777	11,656
General and administrative expenses	11	7,413	9,885	8,735
Commission expenses		1,429	1,455	1,623
Goodwill impairment	19	0	0	3,797
Restructuring expenses	12	396	513	325
Total other operating expenses		9,238	11,853	14,480
Total operating expenses		19,202	22,630	26,136
Income/(loss) before taxes		1,553	(2,489)	(2,649)
Income tax expense	26	2,781	400	488
Net income/(loss)		(1,228)	(2,889)	(3,137)
Net income/(loss) attributable to noncontrolling interests		27	(6)	(7)
Net income/(loss) attributable to shareholders		(1,255)	(2,883)	(3,130)
Consolidated statements of comprehensive income
in	2017	2016	2015
Comprehensive income/(loss) (CHF million)
Net income/(loss)	(1,228)	(2,889)	(3,137)
Gains/(losses) on cash flow hedges	(35)	(22)	24
Foreign currency translation	(1,015)	498	(1,149)
Unrealized gains/(losses) on securities	(13)	1	(4)
Actuarial gains/(losses)	21	210	45
Net prior service credit/(cost)	0	0	(14)
Gains/(losses) on liabilities related to credit risk	(1,684)	(1,082)	–
Other comprehensive income/(loss), net of tax	(2,726)	(395)	(1,098)
Comprehensive income/(loss)	(3,954)	(3,284)	(4,235)
Comprehensive income/(loss) attributable to noncontrolling interests	(9)	11	(26)
Comprehensive income/(loss) attributable to shareholders	(3,945)	(3,295)	(4,209)
The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated balance sheets
	Reference to notes	end of
		2017	2016
Assets (CHF million)
Cash and due from banks		109,510	121,066
of which reported at fair value		212	208
of which reported from consolidated VIEs		232	369
Interest-bearing deposits with banks		721	767
of which reported at fair value		0	26
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	13	115,346	134,839
of which reported at fair value		77,498	87,331
Securities received as collateral, at fair value		38,074	32,564
of which encumbered		23,632	30,768
Trading assets, at fair value	14	156,774	165,392
of which encumbered		49,237	52,322
of which reported from consolidated VIEs		1,348	2,744
Investment securities	15	2,189	2,486
of which reported at fair value		2,189	2,486
of which reported from consolidated VIEs		381	511
Other investments	16	5,893	6,717
of which reported at fair value		3,497	4,088
of which reported from consolidated VIEs		1,833	2,006
Net loans	17	283,237	278,960
of which reported at fair value		15,307	19,528
of which encumbered		186	132
of which reported from consolidated VIEs		267	284
allowance for loan losses		(881)	(937)
Premises and equipment	18	4,445	4,666
of which reported from consolidated VIEs		128	173
Goodwill	19	4,036	4,189
Other intangible assets	20	223	213
of which reported at fair value		158	138
Brokerage receivables		46,968	33,431
Other assets	21	30,956	36,775
of which reported at fair value		9,018	9,420
of which encumbered		134	256
of which reported from consolidated VIEs		2,396	2,616
Total assets		798,372	822,065
The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated balance sheets (continued)
	Reference to notes	end of
		2017	2016
Liabilities and equity (CHF million)
Due to banks	22	15,411	22,800
of which reported at fair value		197	445
Customer deposits	22	362,303	357,224
of which reported at fair value		3,511	3,576
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	13	26,496	33,016
of which reported at fair value		15,262	19,634
Obligation to return securities received as collateral, at fair value		38,074	32,564
Trading liabilities, at fair value	14	39,132	44,952
of which reported from consolidated VIEs		3	18
Short-term borrowings		26,378	15,385
of which reported at fair value		11,019	4,061
of which reported from consolidated VIEs		0	1
Long-term debt	23	172,042	192,495
of which reported at fair value		62,622	71,970
of which reported from consolidated VIEs		863	1,759
Brokerage payables		43,303	39,852
Other liabilities	21	31,683	39,919
of which reported at fair value		8,590	9,557
of which reported from consolidated VIEs		204	243
Total liabilities		754,822	778,207
Common shares		4,400	4,400
Additional paid-in capital		45,718	41,817
Retained earnings		8,484	9,814
Accumulated other comprehensive income/(loss)	24	(15,932)	(13,242)
Total shareholders' equity		42,670	42,789
Noncontrolling interests		880	1,069
Total equity		43,550	43,858

Total liabilities and equity		798,372	822,065
end of	2017	2016
Additional share information
Par value (CHF)	1.00	1.00
Issued shares	4,399,680,200	4,399,680,200
Shares outstanding	4,399,680,200	4,399,680,200
The Bank's total share capital is fully paid and consists of 4,399,680,200 registered shares as of December 31, 2017. Each share is entitled to one vote. The Bank has no warrants on its own shares outstanding.

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated statements of changes in equity
	Attributable to shareholders
	Common shares	Additional paid-in capital		Retained earnings	Treasury shares, at cost	[1]	Accumu- lated other compre- hensive income/ (loss)	Total share- holders' equity	Non- controlling interests	Total equity
2017 (CHF million)
Balance at beginning of period	4,400	41,817		9,814	0		(13,242)	42,789	1,069	43,858
Purchase of subsidiary shares from non- controlling interests, not changing ownership [2,3]	–	–		–	–		–	–	(189)	(189)
Sale of subsidiary shares to noncontrolling interests, not changing ownership [3]	–	–		–	–		–	–	65	65
Net income/(loss)	–	–		(1,255)	–		–	(1,255)	27	(1,228)
Cumulative effect of accounting changes, net of tax	–	–		(25)	–		–	(25)	–	(25)
Total other comprehensive income/(loss), net of tax	–	–		–	–		(2,690)	(2,690)	(36)	(2,726)
Share-based compensation, net of tax	–	6		–	–		–	6	–	6
Dividends on share-based compensation, net of tax	–	(79)		–	–		–	(79)	–	(79)
Dividends paid	–	–		(10)	–		–	(10)	(3)	(13)
Changes in scope of consolidation, net	–	–		–	–		–	–	(41)	(41)
Other	–	3,974	[4]	(40)	–		–	3,934	(12)	3,922
Balance at end of period	4,400	45,718		8,484	0		(15,932)	42,670	880	43,550
2016 (CHF million)
Balance at beginning of period	4,400	40,999		13,307	0		(13,294)	45,412	1,284	46,696
Purchase of subsidiary shares from non- controlling interests, changing ownership	–	(13)		–	–		–	(13)	(6)	(19)
Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	–		–	–		–	–	(118)	(118)
Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–		–	–		–	–	120	120
Net income/(loss)	–	–		(2,883)	–		–	(2,883)	(6)	(2,889)
Cumulative effect of accounting changes, net of tax	–	–		(464)	–		464	–	–	–
Total other comprehensive income/(loss), net of tax	–	–		–	–		(412)	(412)	17	(395)
Share-based compensation, net of tax	–	168		–	–		–	168	–	168
Dividends on share-based compensation, net of tax	–	(41)		–	–		–	(41)	–	(41)
Dividends paid	–	–		(146)	–		–	(146)	–	(146)
Changes in scope of consolidation, net	–	2		–	–		–	2	(194)	(192)
Other	–	702		–	–		–	702	(28)	674
Balance at end of period	4,400	41,817		9,814	0		(13,242)	42,789	1,069	43,858
1 Reflects Credit Suisse Group shares which are reported as treasury shares. Those shares are held to economically hedge share award obligations.
2 Distributions to owners in funds include the return of original capital invested and any related dividends.
3 Transactions with and without ownership changes related to fund activity are all displayed under "not changing ownership".
4 Includes a capital contribution of CHF 4,100 million from Credit Suisse Group AG to Credit Suisse AG following the capital increase in June 2017 by the Group.
The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated statements of changes in equity (continued)
	Attributable to shareholders
	Common shares/ participa- tion secu- rities	Additional paid-in capital	Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income/ (loss)	Total share- holders' equity	Non- controlling interests	Total equity
2015 (CHF million)
Balance at beginning of period	4,400	35,888	16,658	0	(12,215)	44,731	1,746	46,477
Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	–	–	–	–	–	(434)	(434)
Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–	–	–	–	–	57	57
Net income/(loss)	–	–	(3,130)	–	–	(3,130)	(7)	(3,137)
Total other comprehensive income/(loss), net of tax	–	–	–	–	(1,079)	(1,079)	(19)	(1,098)
Share-based compensation, net of tax	–	(437)	–	–	–	(437)	–	(437)
Dividends on share-based compensation, net of tax	–	(12)	–	–	–	(12)	–	(12)
Dividends paid	–	–	(221)	–	–	(221)	–	(221)
Changes in scope of consolidation, net	–	–	–	–	–	–	(57)	(57)
Other	–	5,560	–	–	–	5,560	(2)	5,558
Balance at end of period	4,400	40,999	13,307	0	(13,294)	45,412	1,284	46,696
The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated statements of cash flows
in	2017	2016	2015
Operating activities of continuing operations (CHF million)
Net income/(loss)	(1,228)	(2,889)	(3,137)
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities of continuing operations (CHF million)
Impairment, depreciation and amortization	837	934	4,885
Provision for credit losses	210	252	324
Deferred tax provision/(benefit)	2,285	(234)	1
Share of net income/(loss) from equity method investments	(150)	(62)	(132)
Trading assets and liabilities, net	3,441	21,214	26,133
(Increase)/decrease in other assets	(15,435)	9,731	11,346
Increase/(decrease) in other liabilities	(1,443)	(1,021)	(22,312)
Other, net	2,993	(917)	(1,929)
Total adjustments	(7,262)	29,897	18,316
Net cash provided by/(used in) operating activities of continuing operations	(8,490)	27,008	15,179
Investing activities of continuing operations (CHF million)
(Increase)/decrease in interest-bearing deposits with banks	40	117	300
(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	14,286	(7,056)	36,964
Purchase of investment securities	(86)	(88)	(376)
Proceeds from sale of investment securities	14	14	19
Maturities of investment securities	422	363	908
Investments in subsidiaries and other investments	(1,094)	(1,357)	(555)
Proceeds from sale of other investments	1,967	1,693	1,896
(Increase)/decrease in loans	(14,779)	(4,221)	(5,277)
Proceeds from sales of loans	9,938	2,468	1,579
Capital expenditures for premises and equipment and other intangible assets	(950)	(1,164)	(1,101)
Proceeds from sale of premises and equipment and other intangible assets	60	55	13
Other, net	65	750	409
Net cash provided by/(used in) investing activities of continuing operations	9,883	(8,426)	34,779
The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated statements of cash flows (continued)
in	2017	2016	2015
Financing activities of continuing operations (CHF million)
Increase/(decrease) in due to banks and customer deposits	3,187	10,237	(29,074)
Increase/(decrease) in short-term borrowings	5,507	6,594	(18,148)
Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(5,251)	(14,525)	(22,149)
Issuances of long-term debt	43,567	52,944	77,884
Repayments of long-term debt	(62,644)	(47,132)	(49,545)
Dividends paid	(13)	(145)	(150)
Other, net	3,535	1,044	4,787
Net cash provided by/(used in) financing activities of continuing operations	(12,112)	9,017	(36,395)
Effect of exchange rate changes on cash and due from banks (CHF million)
Effect of exchange rate changes on cash and due from banks	(837)	1,213	(580)
Net increase/(decrease) in cash and due from banks (CHF million)
Net increase/(decrease) in cash and due from banks	(11,556)	28,812	12,983

Cash and due from banks at beginning of period	121,066	92,254	79,271
Cash and due from banks at end of period	109,510	121,066	92,254
Supplemental cash flow information
in	2017	2016	2015
Cash paid for income taxes and interest (CHF million)
Cash paid for income taxes	531	659	1,000
Cash paid for interest	9,688	9,105	10,196
Assets acquired and liabilities assumed in business acquisitions (CHF million)
Fair value of assets acquired	0	0	3
Assets and liabilities sold in business divestitures (CHF million)
Assets sold	1,777	425	35
Liabilities sold	1,658	383	7
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
In order to align the corporate structure of Credit Suisse (Schweiz) AG with that of the Swiss Universal Bank division, during 2017, the equity stakes in Neue Aargauer Bank AG, BANK-now AG and Swisscard AECS GmbH held by the Group were transferred to the Bank and subsequently to Credit Suisse (Schweiz) AG, a wholly owned subsidiary of the Bank.
Prior periods have been restated to conform to the current presentation to reflect the impact of these transfers.
> Refer to “Note 1 – Summary of significant accounting policies” in VI – Consolidated financial statements – Credit Suisse Group for a summary of significant accounting policies, with the exception of the following accounting policies.
Pension and other post-retirement benefits
Credit Suisse sponsors a Group defined benefit pension plan in Switzerland that covers eligible employees of the Bank domiciled in Switzerland. The Bank also has single-employer defined benefit pension plans and defined contribution pension plans in Switzerland and other countries around the world.
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
> Refer to “Pension and other post-retirement benefits” in VI – Consolidated financial statements – Credit Suisse Group – Note 1 – Summary of significant accounting policies for further information.
Own shares, own bonds and financial instruments on Group shares
The Bank’s shares are wholly owned by Credit Suisse Group AG and are not subject to trading. The Bank may buy and sell Credit Suisse Group AG shares (Group shares) and Group bonds, own bonds and financial instruments on Group shares within its normal trading and market-making activities. In addition, the Bank may hold Group shares to economically hedge commitments arising from employee share-based compensation awards. Group shares are reported as trading assets, unless those shares are held to economically hedge share award obligations. Hedging shares are reported as treasury shares, resulting in a reduction to total shareholder’s equity. Financial instruments on Group shares are recorded as assets or liabilities and carried at fair value. Dividends received on Group shares and unrealized and realized gains and losses on Group shares are recorded according to the classification of the shares as trading assets or treasury shares. Purchases of bonds originally issued by the Bank are recorded as an extinguishment of debt.

2 Recently issued accounting standards
> Refer to “Note 2 – Recently issued accounting standards” in VI – Consolidated financial statements – Credit Suisse Group for recently adopted accounting standards and standards to be adopted in future periods.
The impact on the Bank’s and Group’s financial position, results of operations or cash flows was or is expected to be identical.
3 Business developments, significant shareholders and subsequent events
> Refer to “Note 3 – Business developments, significant shareholders and subsequent events” in VI – Consolidated financial statements – Credit Suisse Group for further information.

4 Segment information
For the purposes of the presentation of reportable segments, the Bank has included accounts of affiliate entities wholly owned by the same parent which are managed together with the operating segments of the Bank.
> Refer to “Note 4 – Segment information” in VI – Consolidated financial statements – Credit Suisse Group for further information.
Net revenues and income/(loss) before taxes
in	2017	2016	2015
Net revenues (CHF million)
Swiss Universal Bank	5,396	5,759	5,721
International Wealth Management	5,111	4,698	4,552
Asia Pacific	3,504	3,597	3,839
Global Markets	5,551	5,497	6,826
Investment Banking & Capital Markets	2,139	1,972	1,787
Strategic Resolution Unit	(886)	(1,271)	511
Adjustments [1]	150	141	575
Net revenues	20,965	20,393	23,811
Income/(loss) before taxes (CHF million)
Swiss Universal Bank	1,765	2,025	1,675
International Wealth Management	1,351	1,121	723
Asia Pacific	729	725	377
Global Markets	450	48	(1,931)
Investment Banking & Capital Markets	369	261	(314)
Strategic Resolution Unit	(2,135)	(5,759)	(2,652)
Adjustments [1]	(976)	(910)	(527)
Income/(loss) before taxes	1,553	(2,489)	(2,649)
1
Adjustments represent certain consolidating entries and balances, including those relating to items that are managed but are not legally owned by the Bank and vice versa, and certain expenses that were not allocated to the segments.

Total assets
end of	2017	2016
Total assets (CHF million)
Swiss Universal Bank	228,857	228,363
International Wealth Management	94,753	91,083
Asia Pacific	96,497	97,221
Global Markets	242,159	239,700
Investment Banking & Capital Markets	20,803	20,784
Strategic Resolution Unit	45,629	80,297
Adjustments [1]	69,674	64,617
Total assets	798,372	822,065
1
Adjustments represent certain consolidating entries and balances, including those relating to items that are managed but are not legally owned by the Bank and vice versa, and certain expenses that were not allocated to the segments.

Net revenues and income/(loss) before taxes by geographic location
in	2017	2016	2015
Net revenues (CHF million)
Switzerland	8,015	8,484	8,567
EMEA	1,042	2,036	3,819
Americas	8,952	7,267	8,514
Asia Pacific	2,956	2,606	2,911
Net revenues	20,965	20,393	23,811
Income/(loss) before taxes (CHF million)
Switzerland	1,648	1,955	1,604
EMEA	(2,825)	(2,487)	(1,493)
Americas	2,660	(1,602)	(2,910)
Asia Pacific	70	(355)	150
Income/(loss) before taxes	1,553	(2,489)	(2,649)
The designation of net revenues and income/(loss) before taxes is based on the location of the office recording the transactions. This presentation does not reflect the way the Bank is managed.
Total assets by geographic location
end of	2017	2016
Total assets (CHF million)
Switzerland	243,767	250,559
EMEA	154,179	156,669
Americas	318,358	333,147
Asia Pacific	82,068	81,690
Total assets	798,372	822,065
The designation of total assets by region is based upon customer domicile.

5 Net interest income
in	2017	2016	2015
Net interest income (CHF million)
Loans	5,981	5,627	5,411
Investment securities	47	60	65
Trading assets	6,698	7,483	9,045
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	2,515	2,767	2,625
Other	1,820	1,438	2,196
Interest and dividend income	17,061	17,375	19,342
Deposits	(1,360)	(1,047)	(887)
Short-term borrowings	(168)	(84)	(105)
Trading liabilities	(3,546)	(3,602)	(3,855)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(1,284)	(1,387)	(1,264)
Long-term debt	(3,580)	(3,460)	(3,726)
Other	(431)	(201)	(206)
Interest expense	(10,369)	(9,781)	(10,043)
Net interest income	6,692	7,594	9,299
6 Commissions and fees
in	2017	2016	2015
Commissions and fees (CHF million)
Lending business	1,809	1,790	1,560
Investment and portfolio management	3,320	3,043	3,346
Other securities business	82	72	73
Fiduciary business	3,402	3,115	3,419
Underwriting	1,817	1,364	1,659
Brokerage	3,006	3,029	3,648
Underwriting and brokerage	4,823	4,393	5,307
Other services	1,638	1,640	1,680
Commissions and fees	11,672	10,938	11,966
7 Trading revenues
in	2017	2016	2015
Trading revenues (CHF million)
Interest rate products	3,218	7,163	2,953
Foreign exchange products	1,991	(3,461)	(1,124)
Equity/index-related products	(2,895)	(1,738)	(275)
Credit products	(1,096)	(2,124)	1
Commodity and energy products	86	177	(46)
Other products	(4)	354	(200)
Total	1,300	371	1,309
Represents revenues on a product basis which are not representative of business results within segments, as segment results utilize financial instruments across various product types.
> Refer to “Note 7 – Trading revenues” in VI – Consolidated financial statements – Credit Suisse Group for further information.
8 Other revenues
in	2017	2016	2015
Other revenues (CHF million)
Noncontrolling interests without SEI	0	0	3
Loans held-for-sale	3	(51)	(19)
Long-lived assets held-for-sale	(18)	437	36
Equity method investments	229	205	241
Other investments	81	7	147
Other	1,006	892	829
Other revenues	1,301	1,490	1,237
9 Provision for credit losses
in	2017	2016	2015
Provision for credit losses (CHF million)
Provision for loan losses	190	249	295
Provision for lending-related and other exposures	20	3	29
Provision for credit losses	210	252	324
10 Compensation and benefits
in	2017	2016	2015
Compensation and benefits (CHF million)
Salaries and variable compensation	8,421	9,058	9,935
Social security	620	691	780
Other [1]	923	1,028	941
Compensation and benefits	9,964	10,777	11,656
1 Includes pension and other post-retirement expense of CHF 581 million, CHF 704 million and CHF 594 million in 2017, 2016 and 2015, respectively.
11 General and administrative expenses
in	2017	2016	2015
General and administrative expenses (CHF million)
Occupancy expenses	935	999	1,018
IT, machinery, etc.	1,005	1,160	1,259
Provisions and losses	697	3,009	1,158
Travel and entertainment	299	316	369
Professional services	3,019	2,966	3,217
Amortization and impairment of other intangible assets	9	8	19
Other	1,449	1,427	1,695
General and administrative expenses	7,413	9,885	8,735

12 Restructuring expenses
> Refer to “Note 12 – Restructuring expenses” in VI – Consolidated financial statements – Credit Suisse Group for further information.
In connection with the ongoing implementation of the revised Bank strategy, restructuring expenses of CHF 396 million, CHF 513 million and CHF 325 million were recognized in 2017, 2016 and 2015, respectively.
Restructuring expenses by segment
in	2017	2016	2015
Restructuring expenses by segment (CHF million)
Swiss Universal Bank	59	60	42
International Wealth Management	70	54	36
Asia Pacific	63	53	3
Global Markets	150	217	96
Investment Banking & Capital Markets	42	28	22
Strategic Resolution Unit	57	121	156
Corporate Center	14	7	0
Adjustments [1]	(59)	(27)	(30)
Total restructuring expenses	396	513	325
1 Adjustments represent certain consolidating entries and balances, including those relating to items that are managed but are not legally owned by the Bank and vice versa.
Restructuring expenses by type
in	2017	2016	2015
Restructuring expenses by type (CHF million)
Compensation and benefits-related expenses	286	358	279
of which severance expenses	188	218	191
of which accelerated deferred compensation	98	140	87
of which pension expenses	0	0	1
General and administrative-related expenses	110	155	46
Total restructuring expenses	396	513	325
Restructuring provision
in	2017			2016			2015
	Compen- sation and benefits	General and administrative expenses	Total	Compen- sation and benefits	General and administrative expenses	Total	Compen- sation and benefits	General and administrative expenses	Total
Restructuring provision (CHF million)
Balance at beginning of period	217	94	311	187	12	199	0	0	0
Net additional charges [1]	188	86	274	218	137	355	191	46	237
Utilization	(214)	(70)	(284)	(188)	(55)	(243)	(4)	(34)	(38)
Balance at end of period	191	110	301	217	94	311	187	12	199
1
The following items for which expense accretion was accelerated in 2017, 2016 and 2015 due to the restructuring of the Bank are not included in the restructuring provision: unsettled share-based compensation of CHF 67 million, CHF 34 million and CHF 23 million, respectively; unsettled pension obligations of CHF 0 million, CHF 0 million and CHF 1 million, respectively, which remain classified as a component of total shareholders’ equity; unsettled cash-based deferred compensation of CHF 31 million, CHF 106 million and CHF 64 million, respectively, which remain classified as compensation liabilities; and accelerated accumulated depreciation and impairment of CHF 24 million, CHF 18 million and CHF 0 million, respectively, which remain classified as premises and equipment. The settlement date for the unsettled share-based compensation remains unchanged at three years.

13 Securities borrowed, lent and subject to repurchase agreements
end of	2017	2016
Securities borrowed or purchased under agreements to resell (CHF million)
Central bank funds sold and securities purchased under resale agreements	70,009	81,513
Deposits paid for securities borrowed	45,337	53,326
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	115,346	134,839
Securities lent or sold under agreements to repurchase (CHF million)
Central bank funds purchased and securities sold under repurchase agreements	20,606	26,106
Deposits received for securities lent	5,890	6,910
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	26,496	33,016
> Refer to “Note 14 – Securities borrowed, lent and subject to repurchase agreements” in VI – Consolidated financial statements – Credit Suisse Group for further information.
14 Trading assets and liabilities
end of	2017	2016
Trading assets (CHF million)
Debt securities	72,826	65,675
Equity securities	55,822	63,874
Derivative instruments [1]	19,900	27,013
Other	8,226	8,830
Trading assets	156,774	165,392
Trading liabilities (CHF million)
Short positions	24,478	24,583
Derivative instruments [1]	14,654	20,369
Trading liabilities	39,132	44,952
1 Amounts shown after counterparty and cash collateral netting.
Cash collateral on derivative instruments
end of	2017	2016
Cash collateral – netted (CHF million) [1]
Cash collateral paid	23,587	33,688
Cash collateral received	14,996	22,951
Cash collateral – not netted (CHF million) [2]
Cash collateral paid	5,142	5,706
Cash collateral received	8,644	11,497
1 Recorded as cash collateral netting on derivative instruments in Note 25 – Offsetting of financial assets and financial liabilities.
2 Recorded as cash collateral on derivative instruments in Note 21 – Other assets and other liabilities.

15 Investment securities
end of	2017	2016
Investment securities (CHF million)
Securities available-for-sale	2,189	2,486
Total investment securities	2,189	2,486
Investment securities by type
end of	2017				2016
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Investment securities by type (CHF million)
Debt securities issued by the Swiss federal, cantonal or local governmental entities	197	13	0	210	239	18	0	257
Debt securities issued by foreign governments	1,215	21	0	1,236	1,309	34	0	1,343
Corporate debt securities	238	0	0	238	287	0	0	287
Residential mortgage-backed securities [1]	207	0	0	207	497	0	0	497
Commercial mortgage-backed securities	173	0	0	173	14	0	0	14
Debt securities available-for-sale	2,030	34	0	2,064	2,346	52	0	2,398
Banks, trust and insurance companies	95	30	0	125	65	23	0	88
Equity securities available-for-sale	95	30	0	125	65	23	0	88
Securities available-for-sale	2,125	64	0	2,189	2,411	75	0	2,486
1 Relate to the consolidation of RMBS securitization VIEs where the assets are carried at fair value under the fair value option as are the VIEs’ liabilities recorded in long-term debt.
Proceeds from sales, realized gains and realized losses from available-for-sale securities
in	2017		2016		2015
	Debt securities	Equity securities	Debt securities	Equity securities	Debt securities	Equity securities
Additional information (CHF million)
Proceeds from sales	7	7	9	4	1	17
Realized gains	0	0	0	0	0	2
Amortized cost, fair value and average yield of debt securities
	Debt securities available-for-sale
end of	Amortized cost	Fair value	Average yield (in %)
2017 (CHF million)
Due within 1 year	728	731	0.91
Due from 1 to 5 years	838	861	0.89
Due from 5 to 10 years	250	257	0.52
Due after 10 years	214	215	4.28
Total debt securities	2,030	2,064	1.21

16 Other investments
end of	2017	2016
Other investments (CHF million)
Equity method investments	3,027	3,095
Non-marketable equity securities [1]	1,283	1,721
Real estate held for investment [2]	209	244
Life finance instruments [3]	1,374	1,657
Total other investments	5,893	6,717
1
Includes private equity, hedge funds and restricted stock investments as well as certain investments in non-marketable mutual funds for which the Bank has neither significant influence nor control over the investee.

2
As of December 31, 2017 and 2016, real estate held for investment included foreclosed or repossessed real estate of CHF 41 million and CHF 29 million, respectively, of which CHF 21 million and CHF 27 million, respectively, were related to residential real estate.

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
The Bank performs a regular impairment analysis of real estate portfolios. The carrying values of the impaired properties were written down to their respective fair values, establishing a new cost base. For these properties, the fair values were measured based on either discounted cash flow analyses or external market appraisals. Impairments of CHF 16 million, CHF 31 million and CHF 21 million were recorded in 2017, 2016 and 2015, respectively.
Accumulated depreciation related to real estate held for investment amounted to CHF 385 million, CHF 382 million and CHF 360 million for 2017, 2016 and 2015, respectively.
> Refer to “Note 17 – Other investments” in VI – Consolidated financial statements – Credit Suisse Group for further information.

17 Loans, allowance for loan losses and credit quality
end of	2017	2016
Loans (CHF million)
Mortgages	106,039	104,335
Loans collateralized by securities	42,016	37,268
Consumer finance	4,242	3,490
Consumer	152,297	145,093
Real estate	26,599	26,016
Commercial and industrial loans	81,792	83,760
Financial institutions	19,662	20,884
Governments and public institutions	3,874	4,273
Corporate & institutional	131,927	134,933
Gross loans	284,224	280,026
of which held at amortized cost	268,917	260,498
of which held at fair value	15,307	19,528
Net (unearned income)/deferred expenses	(106)	(129)
Allowance for loan losses	(881)	(937)
Net loans	283,237	278,960
Gross loans by location (CHF million)
Switzerland	161,645	161,756
Foreign	122,579	118,270
Gross loans	284,224	280,026
Impaired loan portfolio (CHF million)
Non-performing loans	1,048	1,236
Non-interest-earning loans	210	253
Total non-performing and non-interest-earning loans	1,258	1,489
Restructured loans	290	358
Potential problem loans	549	613
Total other impaired loans	839	971
Gross impaired loans	2,097	2,460
Allowance for loan losses
	2017			2016			2015
	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total
Allowance for loan losses (CHF million)
Balance at beginning of period	216	721	937	216	649	865	251	506	757
Net movements recognized in statements of operations	54	136	190	63	186	249	66	229	295
Gross write-offs	(60)	(242)	(302)	(86)	(192)	(278)	(118)	(111)	(229)
Recoveries	12	41	53	13	53	66	12	16	28
Net write-offs	(48)	(201)	(249)	(73)	(139)	(212)	(106)	(95)	(201)
Provisions for interest	(1)	14	13	10	8	18	6	12	18
Foreign currency translation impact and other adjustments, net	(1)	(9)	(10)	0	17	17	(1)	(3)	(4)
Balance at end of period	220	661	881	216	721	937	216	649	865
of which individually evaluated for impairment	179	474	653	172	527	699	170	479	649
of which collectively evaluated for impairment	41	187	228	44	194	238	46	170	216
Gross loans held at amortized cost (CHF million)
Balance at end of period	152,277	116,640	268,917	145,070	115,428	260,498	144,855	110,838	255,693
of which individually evaluated for impairment [1]	632	1,465	2,097	662	1,798	2,460	647	1,314	1,961
of which collectively evaluated for impairment	151,645	115,175	266,820	144,408	113,630	258,038	144,208	109,524	253,732
1 Represents gross impaired loans both with and without a specific allowance.

Purchases, reclassifications and sales
in	2017			2016			2015
	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total
Loans held at amortized cost (CHF million)
Purchases [1]	0	3,381	3,381	30	3,405	3,435	389	4,294	4,683
Reclassifications from loans held-for-sale [2]	0	63	63	0	125	125	0	355	355
Reclassifications to loans held-for-sale [3]	0	7,407	7,407	1,632	2,768	4,400	1,641	735	2,376
Sales [3]	0	7,051	7,051	72	2,087	2,159	0	373	373
1 Includes drawdowns under purchased loan commitments.
2 Includes loans previously reclassified to held-for-sale that were not sold and were reclassified back to loans held-to-maturity.
3 All loans held at amortized cost which are sold are reclassified to loans held-for-sale on or prior to the date of the sale.
Gross loans held at amortized cost by internal counterparty rating
	Investment grade	Non-investment grade
end of	AAA to BBB	BB to C	D	Total
2017 (CHF million)
Mortgages	94,553	11,214	272	106,039
Loans collateralized by securities	38,387	3,530	99	42,016
Consumer finance	1,801	2,241	180	4,222
Consumer	134,741	16,985	551	152,277
Real estate	20,278	5,640	85	26,003
Commercial and industrial loans	39,610	35,250	1,287	76,147
Financial institutions	11,223	2,022	46	13,291
Governments and public institutions	1,124	74	1	1,199
Corporate & institutional	72,235	42,986	1,419	116,640
Gross loans held at amortized cost	206,976	59,971	1,970	268,917
Value of collateral [1]	189,092	49,271	1,409	239,772
2016 (CHF million)
Mortgages	92,533	11,613	189	104,335
Loans collateralized by securities	34,136	2,916	216	37,268
Consumer finance	1,164	2,119	184	3,467
Consumer	127,833	16,648	589	145,070
Real estate	19,594	5,878	84	25,556
Commercial and industrial loans	36,501	35,945	1,447	73,893
Financial institutions	12,658	1,887	107	14,652
Governments and public institutions	1,253	60	14	1,327
Corporate & institutional	70,006	43,770	1,652	115,428
Gross loans held at amortized cost	197,839	60,418	2,241	260,498
Value of collateral [1]	180,323	51,344	1,468	233,135
1
Includes the value of collateral up to the amount of the outstanding related loans. For mortgages, the value of collateral is determined at the time of granting the loan and thereafter regularly reviewed according to the Bank's risk management policies and directives, with maximum review periods determined by property type, market liquidity and market transparency.

Gross loans held at amortized cost – aging analysis
	Current	Past due
end of		Up to 30 days	31-60 days	61-90 days	More than 90 days	Total	Total
2017 (CHF million)
Mortgages	105,689	102	27	14	207	350	106,039
Loans collateralized by securities	41,867	37	0	0	112	149	42,016
Consumer finance	3,701	297	39	40	145	521	4,222
Consumer	151,257	436	66	54	464	1,020	152,277
Real estate	25,871	37	12	15	68	132	26,003
Commercial and industrial loans	74,966	429	40	201	511	1,181	76,147
Financial institutions	12,912	333	1	2	43	379	13,291
Governments and public institutions	1,197	1	0	0	1	2	1,199
Corporate & institutional	114,946	800	53	218	623	1,694	116,640
Gross loans held at amortized cost	266,203	1,236	119	272	1,087	2,714	268,917
2016 (CHF million) [1]
Mortgages	104,013	106	34	6	176	322	104,335
Loans collateralized by securities	36,953	93	1	1	220	315	37,268
Consumer finance	2,963	276	36	40	152	504	3,467
Consumer	143,929	475	71	47	548	1,141	145,070
Real estate	25,381	93	17	2	63	175	25,556
Commercial and industrial loans	72,266	618	131	131	747	1,627	73,893
Financial institutions	14,505	43	0	0	104	147	14,652
Governments and public institutions	1,269	44	0	0	14	58	1,327
Corporate & institutional	113,421	798	148	133	928	2,007	115,428
Gross loans held at amortized cost	257,350	1,273	219	180	1,476	3,148	260,498
1 Prior period has been corrected.

Gross impaired loans by category
	Non-performing and non-interest earning loans			Other impaired loans
end of	Non- performing	Non- interest- earning	Total	Re- structured	Potential problem	Total	Total
2017 (CHF million)
Mortgages	236	17	253	13	66	79	332	[1]
Loans collateralized by securities	96	16	112	0	2	2	114
Consumer finance	176	9	185	0	1	1	186
Consumer	508	42	550	13	69	82	632
Real estate	73	4	77	0	19	19	96
Commercial and industrial loans	465	121	586	277	458	735	1,321
Financial institutions	1	43	44	0	3	3	47
Governments and public institutions	1	0	1	0	0	0	1
Corporate & institutional	540	168	708	277	480	757	1,465
Gross impaired loans	1,048	210	1,258	290	549	839	2,097
2016 (CHF million)
Mortgages	190	11	201	13	40	53	254	[1]
Loans collateralized by securities	193	17	210	0	13	13	223
Consumer finance	180	4	184	0	1	1	185
Consumer	563	32	595	13	54	67	662
Real estate	62	5	67	0	19	19	86
Commercial and industrial loans	539	170	709	345	513	858	1,567
Financial institutions	58	46	104	0	27	27	131
Governments and public institutions	14	0	14	0	0	0	14
Corporate & institutional	673	221	894	345	559	904	1,798
Gross impaired loans	1,236	253	1,489	358	613	971	2,460
1
As of December 31, 2017 and 2016, CHF 90 million and CHF 62 million, respectively, were related to consumer mortgages secured by residential real estate for which formal foreclosure proceedings according to local requirements of the applicable jurisdiction were in process.

As of December 31, 2017 and 2016, the Bank did not have any material commitments to lend additional funds to debtors whose loan terms had been modified in troubled debt restructurings.

Gross impaired loan details
end of	2017			2016
	Recorded investment	Unpaid principal balance	Associated specific allowance	Recorded investment	Unpaid principal balance	Associated specific allowance
Gross impaired loan detail (CHF million)
Mortgages	254	239	36	211	198	21
Loans collateralized by securities	111	97	49	209	193	54
Consumer finance	180	160	94	177	160	97
Consumer	545	496	179	597	551	172
Real estate	86	79	11	65	59	10
Commercial and industrial loans	984	947	426	1,271	1,239	471
Financial institutions	47	46	37	126	122	46
Governments and public institutions	1	1	0	14	14	0
Corporate & institutional	1,118	1,073	474	1,476	1,434	527
Gross impaired loans with a specific allowance	1,663	1,569	653	2,073	1,985	699
Mortgages	78	78	–	43	43	–
Loans collateralized by securities	3	3	–	14	14	–
Consumer finance	6	6	–	8	8	–
Consumer	87	87	–	65	65	–
Real estate	10	10	–	21	21	–
Commercial and industrial loans	337	337	–	296	296	–
Financial institutions	0	0	–	5	5	–
Corporate & institutional	347	347	–	322	322	–
Gross impaired loans without specific allowance	434	434	–	387	387	–
Gross impaired loans	2,097	2,003	653	2,460	2,372	699
of which consumer	632	583	179	662	616	172
of which corporate & institutional	1,465	1,420	474	1,798	1,756	527

Gross impaired loan details (continued)
in	2017			2016			2015
	Average recorded investment	Interest income recognized	Interest income recognized (cash basis)	Average recorded investment	Interest income recognized	Interest income recognized (cash basis)	Average recorded investment	Interest income recognized	Interest income recognized (cash basis)
Gross impaired loan detail (CHF million)
Mortgages	229	2	1	195	2	1	190	2	2
Loans collateralized by securities	116	1	1	153	1	1	82	0	0
Consumer finance	167	5	5	205	1	1	228	1	1
Consumer	512	8	7	553	4	3	500	3	3
Real estate	78	1	0	72	1	0	74	0	0
Commercial and industrial loans	1,151	17	5	1,029	10	4	616	7	3
Financial institutions	76	1	1	154	1	0	149	1	1
Governments and public institutions	5	0	0	5	0	0	0	0	0
Corporate & institutional	1,310	19	6	1,260	12	4	839	8	4
Gross impaired loans with a specific allowance	1,822	27	13	1,813	16	7	1,339	11	7
Mortgages	83	3	0	83	3	0	51	4	0
Loans collateralized by securities	7	0	0	24	0	0	33	0	0
Consumer finance	3	0	0	11	0	0	7	0	0
Consumer	93	3	0	118	3	0	91	4	0
Real estate	27	1	0	31	1	0	12	1	0
Commercial and industrial loans	271	11	1	307	7	1	98	3	1
Financial institutions	0	0	0	5	0	0	4	0	0
Governments and public institutions	0	0	0	5	0	0	0	0	0
Corporate & institutional	298	12	1	348	8	1	114	4	1
Gross impaired loans without specific allowance	391	15	1	466	11	1	205	8	1
Gross impaired loans	2,213	42	14	2,279	27	8	1,544	19	8
of which consumer	605	11	7	671	7	3	591	7	3
of which corporate & institutional	1,608	31	7	1,608	20	5	953	12	5
Restructured loans held at amortized cost
in	2017			2016			2015
	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification
Restructured loans (CHF million, except where indicated)
Mortgages	0	0	0	0	0	0	1	13	13
Loans collateralized by securities	0	0	0	0	0	0	1	0	0
Commercial and industrial loans	15	123	119	16	201	201	13	207	210
Financial institutions	0	0	0	0	0	0	1	2	2
Total	15	123	119	16	201	201	16	222	225
In 2017, the loan modifications of the Bank included extended loan repayment terms, including the suspension of quarterly and annual loan amortizations, modifications of covenants, a waiver of a loan termination and waivers of claims.
In 2017 and 2015, the Bank reported the default of one loan within commercial and industrial loans with a recorded investment amount of CHF 48 million and CHF 65 million, respectively, which had been restructured within the previous 12 months. In 2016, the Bank did not experience a default of such loans.
> Refer to “Note 18 – Loans, allowance for loan losses and credit quality” in VI – Consolidated financial statements – Credit Suisse Group for further information.

18 Premises and equipment
end of	2017	2016
Premises and equipment (CHF million)
Buildings and improvements	2,139	2,179
Land	346	323
Leasehold improvements	2,041	2,162
Software	5,601	6,675
Equipment	1,547	2,051
Premises and equipment	11,674	13,390
Accumulated depreciation	(7,229)	(8,724)
Total premises and equipment, net	4,445	4,666
Depreciation and impairment
in	2017	2016	2015
CHF million
Depreciation	770	882	1,009
Impairment	33	25	24
19 Goodwill
Goodwill
2017	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Strategic Resolution Unit	Bank
Gross amount of goodwill (CHF million)
Balance at beginning of period	605	1,598	2,090	2,842	933	12	8,080
Foreign currency translation impact	(13)	(54)	(46)	(5)	(22)	0	(140)
Other	0	(13)	0	0	0	0	(13)
Balance at end of period	592	1,531	2,044	2,837	911	12	7,927
Accumulated impairment (CHF million)
Balance at beginning of period	0	0	772	2,719	388	12	3,891
Balance at end of period	0	0	772	2,719	388	12	3,891
Net book value (CHF million)
Net book value	592	1,531	1,272	118	523	0	4,036
2016
Gross amount of goodwill (CHF million)
Balance at beginning of period	591	1,559	2,069	2,838	917	12	7,986
Goodwill acquired during the year	5	0	0	0	0	0	5
Foreign currency translation impact	9	32	34	4	16	0	95
Other	0	7	(13)	0	0	0	(6)
Balance at end of period	605	1,598	2,090	2,842	933	12	8,080
Accumulated impairment (CHF million)
Balance at beginning of period	0	0	772	2,719	388	12	3,891
Balance at end of period	0	0	772	2,719	388	12	3,891
Net book value (CHF million)
Net book value	605	1,598	1,318	123	545	0	4,189
> Refer to “Note 20 – Goodwill” in VI – Consolidated financial statements – Credit Suisse Group for further information.

20 Other intangible assets
end of	2017			2016
	Gross carrying amount	Accumu- lated amorti- zation	Net carrying amount	Gross carrying amount	Accumu- lated amorti- zation	Net carrying amount
Other intangible assets (CHF million)
Trade names/trademarks	27	(26)	1	28	(26)	2
Client relationships	47	(18)	29	50	(14)	36
Other	5	(3)	2	6	(3)	3
Total amortizing other intangible assets	79	(47)	32	84	(43)	41
Non-amortizing other intangible assets	191	–	191	172	–	172
of which mortgage servicing rights, at fair value	158	–	158	138	–	138
Total other intangible assets	270	(47)	223	256	(43)	213
Additional information
in	2017	2016	2015
Aggregate amortization and impairment (CHF million)
Aggregate amortization	7	8	18
Impairment	2	0	16
of which related to restructuring expenses	0	0	15
Estimated amortization
Estimated amortization (CHF million)
2018	8
2019	4
2020	3
2021	2
2022	2
21 Other assets and other liabilities
end of	2017	2016
Other assets (CHF million)
Cash collateral on derivative instruments	5,142	5,706
Cash collateral on non-derivative transactions	490	1,237
Derivative instruments used for hedging	50	148
Assets held-for-sale	8,300	8,214
of which loans [1]	8,130	8,062
of which real estate [2]	141	122
of which long-lived assets	29	30
Assets held for separate accounts	190	431
Interest and fees receivable	4,819	4,801
Deferred tax assets [3]	5,457	5,815
Prepaid expenses	330	395
Failed purchases	1,327	2,423
Defined benefit pension and post-retirement plan assets	1,058	995
Other [3]	3,793	6,610
Other assets	30,956	36,775
1 Included as of December 31, 2017 and 2016 were CHF 534 million and CHF 681 million, respectively, in restricted loans, which represented collateral on secured borrowings.
2
As of December 31, 2017 and 2016 real estate held-for-sale included foreclosed or repossessed real estate of CHF 8 million and CHF 16 million, respectively, of which CHF 5 million and CHF 13 million, respectively, were related to residential real estate.

3
Includes a reclassification from other assets to deferred tax assets in the first quarter of 2017 as a result of the early adoption of ASU 2016-16. Refer to “Note 2 – Recently issued accounting standards” for further information.

end of	2017	2016
Other liabilities (CHF million)
Cash collateral on derivative instruments	8,644	11,497
Cash collateral on non-derivative transactions	473	369
Derivative instruments used for hedging	99	2
Deposits held-for-sale	0	1,577
Provisions	998	4,068
of which off-balance sheet risk	106	88
Restructuring liabilities	301	311
Liabilities held for separate accounts	190	431
Interest and fees payable	5,804	6,012
Current tax liabilities	687	624
Deferred tax liabilities	152	99
Failed sales	720	737
Defined benefit pension and post-retirement plan liabilities	541	521
Other	13,074	13,671
Other liabilities	31,683	39,919

22 Deposits
end of	2017				2016
	Switzer- land	Foreign	Total		Switzer- land	Foreign	Total
Deposits (CHF million)
Non-interest-bearing demand deposits	2,594	2,058	4,652		2,972	1,646	4,618
Interest-bearing demand deposits	125,685	32,965	158,650		122,531	33,765	156,296
Savings deposits	64,068	18	64,086		63,005	2	63,007
Time deposits	33,051	117,275	150,326	[1]	43,562	112,541	156,103	[1]
Total deposits	225,398	152,316	377,714	[2]	232,070	147,954	380,024	[2]
of which due to banks	–	–	15,411		–	–	22,800
of which customer deposits	–	–	362,303		–	–	357,224
The designation of deposits in Switzerland versus foreign deposits is based upon the location of the office where the deposit is recorded.
1
Included CHF 150,203 million and CHF 163,322 million as of December 31, 2017 and 2016, respectively, of the Swiss franc equivalent of individual time deposits greater than USD 100,000 in Switzerland and foreign offices.

2 Not included as of December 31, 2017 and 2016 were CHF 135 million and CHF 132 million, respectively, of overdrawn deposits reclassified as loans. Prior period has been corrected.
23 Long-term debt
end of	2017	2016
Long-term debt (CHF million)
Senior	148,568	168,601
Subordinated	22,611	22,135
Non-recourse liabilities from consolidated VIEs	863	1,759
Long-term debt	172,042	192,495
of which reported at fair value	62,622	71,970
of which structured notes	51,465	59,544
Structured notes by product
end of	2017	2016
Structured notes (CHF million)
Equity	32,059	35,980
Fixed income	14,471	16,395
Credit	4,678	5,713
Other	257	1,456
Total structured notes	51,465	59,544
Long-term debt by maturities
end of			2018			2019			2020			2021			2022			Thereafter	Total
Long-term debt (CHF million)
Senior debt
Fixed rate			9,752			16,277			9,210			7,691			8,265			34,455	85,650
Variable rate			13,362			9,222			7,107			6,434			5,500			21,293	62,918
Interest rates (range in %) [1]	0.1	–	8.5	0.1	–	7.5	0.1	–	7.2	0.1	–	7.2	0.1	–	8.2	0.1	–	7.1	–
Subordinated debt
Fixed rate			10,328			0			1,837			0			1,687			8,555	22,407
Variable rate			0			201			0			0			3			0	204
Interest rates (range in %) [1]	4.9	–	13.3			1.6	3.4	–	7.0			0.0	7.1	–	7.6	3.9	–	8.0	–
Non-recourse liabilities from consolidated VIEs
Fixed rate			244			344			0			27			5			0	620
Variable rate			71			0			0			1			0			171	243
Interest rates (range in %) [1]			2.8	2.9	–	3.0			–	9.3	–	10.3			0.0	0.6	–	10.7	–
Total long-term debt			33,757			26,044			18,154			14,153			15,460			64,474	172,042
of which structured notes			9,992			7,339			6,385			3,863			3,956			19,930	51,465
The maturity of perpetual debt is based on the earliest callable date. The maturity of all other debt is based on contractual maturity and includes certain structured notes that have mandatory early redemption features based on stipulated movements in markets or the occurrence of a market event. Within this population there are approximately CHF 3.1 billion of such notes with a contractual maturity of greater than one year that have an observable likelihood of redemption occurring within one year based on a modelling assessment.

1 Excludes structured notes for which fair value has been elected as the related coupons are dependent upon the embedded derivatives and prevailing market conditions at the time each coupon is paid.
> Refer to “Note 24 – Long-term debt” in VI – Consolidated financial statements – Credit Suisse Group for further information.

24 Accumulated other comprehensive income
	Gains/ (losses) on cash flow hedges	Cumulative translation adjustments	Unrealized gains/ (losses) on securities	Actuarial gains/ (losses)	Net prior service credit/ (cost)	Gains/ (losses) on liabilities relating to credit risk	Accumu- lated other compre- hensive income/ (loss)
2017 (CHF million)
Balance at beginning of period	(16)	(12,269)	61	(402)	2	(618)	(13,242)
Increase/(decrease)	(61)	(1,009)	(13)	(40)	0	(1,716)	(2,839)
Reclassification adjustments, included in net income/(loss)	26	30	0	61	0	32	149
Total increase/(decrease)	(35)	(979)	(13)	21	0	(1,684)	(2,690)
Balance at end of period	(51)	(13,248)	48	(381)	2	(2,302)	(15,932)
2016 (CHF million)
Balance at beginning of period	6	(12,750)	60	(612)	2	–	(13,294)
Increase/(decrease)	(6)	409	1	131	0	(1,082)	(547)
Reclassification adjustments, included in net income/(loss)	(16)	72	0	79	0	0	135
Cumulative effect of accounting changes, net of tax	0	0	0	0	0	464	464
Total increase/(decrease)	(22)	481	1	210	0	(618)	52
Balance at end of period	(16)	(12,269)	61	(402)	2	(618)	(13,242)
2015 (CHF million)
Balance at beginning of period	(18)	(11,621)	64	(656)	16	–	(12,215)
Increase/(decrease)	0	(1,134)	(3)	(30)	(1)	–	(1,168)
Decrease due to equity method investments	0	(1)	0	0	0	–	(1)
Reclassification adjustments, included in net income/(loss)	24	6	(1)	74	(13)	–	90
Total increase/(decrease)	24	(1,129)	(4)	44	(14)	–	(1,079)
Balance at end of period	6	(12,750)	60	(612)	2	–	(13,294)
Refer to "Note 26 - Tax" and "Note 29 - Pension and other post-retirement benefits" for income tax expense/(benefit) on the movements of accumulated other comprehensive income/(loss).
Details of significant reclassification adjustments
in	2017	2016	2015
Reclassification adjustments, included in net income/(loss) (CHF million)
Cumulative translation adjustments
Reclassification adjustments [1]	30	72	6
Actuarial gains/(losses)
Amortization of recognized actuarial losses [2]	68	123	98
Tax expense/(benefit)	(7)	(44)	(24)
Net of tax	61	79	74
1
Includes net releases of CHF 23 million on the sale of Credit Suisse (Monaco) S.A.M. in 2017 and CHF 59 million on the sale of Credit Suisse (Gibraltar) Limited in 2016. In addition, it includes net releases of CHF 17 million on the liquidation of Credit Suisse Principal Investments Limited and AJP Cayman Ltd. in 2016. These were reclassified from cumulative translation adjustments and included in net income in other revenues.

2 These components are included in the computation of total benefit costs. Refer to "Note 29 – Pension and other post-retirement benefits" for further information.

25 Offsetting of financial assets and financial liabilities
> Refer to “Note 26 – Offsetting of financial assets and financial liabilities” in VI – Consolidated financial statements – Credit Suisse Group for further information.
Offsetting of derivatives
end of	2017		2016
	Derivative assets	Derivative liabilities	Derivative assets	Derivative liabilities
Gross derivatives subject to enforceable master netting agreements (CHF billion)
OTC-cleared	2.5	1.8	8.2	7.5
OTC	83.3	79.0	129.1	121.7
Exchange-traded	0.1	0.2	0.1	0.1
Interest rate products	85.9	81.0	137.4	129.3
OTC-cleared	0.2	0.2	0.0	0.0
OTC	29.1	34.6	59.3	69.2
Exchange-traded	0.0	0.0	0.0	0.1
Foreign exchange products	29.3	34.8	59.3	69.3
OTC	11.7	12.0	11.2	11.7
Exchange-traded	9.2	9.8	11.5	13.0
Equity/index-related products	20.9	21.8	22.7	24.7
OTC-cleared	3.6	3.8	2.1	2.3
OTC	3.9	4.7	5.8	6.2
Credit derivatives	7.5	8.5	7.9	8.5
OTC	1.4	0.9	2.2	1.1
Exchange-traded	0.0	0.0	0.0	0.1
Other products [1]	1.4	0.9	2.2	1.2
OTC-cleared	6.3	5.8	10.3	9.8
OTC	129.4	131.2	207.6	209.9
Exchange-traded	9.3	10.0	11.6	13.3
Total gross derivatives subject to enforceable master netting agreements	145.0	147.0	229.5	233.0
Offsetting (CHF billion)
OTC-cleared	(5.7)	(5.4)	(8.5)	(7.8)
OTC	(114.5)	(122.4)	(188.6)	(199.3)
Exchange-traded	(8.6)	(9.6)	(11.1)	(11.9)
Offsetting	(128.8)	(137.4)	(208.2)	(219.0)
of which counterparty netting	(113.8)	(113.8)	(184.7)	(184.7)
of which cash collateral netting	(15.0)	(23.6)	(23.5)	(34.3)
Net derivatives presented in the consolidated balance sheets (CHF billion)
OTC-cleared	0.6	0.4	1.8	2.0
OTC	14.9	8.8	19.0	10.6
Exchange-traded	0.7	0.4	0.5	1.4
Total net derivatives subject to enforceable master netting agreements	16.2	9.6	21.3	14.0
Total derivatives not subject to enforceable master netting agreements [2]	3.7	5.2	5.8	6.4
Total net derivatives presented in the consolidated balance sheets	19.9	14.8	27.1	20.4
of which recorded in trading assets and trading liabilities	19.9	14.7	27.0	20.4
of which recorded in other assets and other liabilities	0.0	0.1	0.1	0.0
1 Primarily precious metals, commodity and energy products.
2 Represents derivatives where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

Offsetting of securities purchased under resale agreements and securities borrowing transactions
end of	2017				2016
	Gross	Offsetting	Net book value		Gross	Offsetting	Net book value
Securities purchased under resale agreements and securities borrowing transactions (CHF billion)
Securities purchased under resale agreements	89.4	(28.8)	60.6		100.2	(26.9)	73.3
Securities borrowing transactions	18.7	(5.0)	13.7		24.0	(4.5)	19.5
Total subject to enforceable master netting agreements	108.1	(33.8)	74.3		124.2	(31.4)	92.8
Total not subject to enforceable master netting agreements [1]	41.0	–	41.0		42.3	–	42.3
Total	149.1	(33.8)	115.3	[2]	166.5	(31.4)	135.1	[2]
1
Represents securities purchased under resale agreements and securities borrowing transactions where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

2 CHF 77,498 million and CHF 87,331 million of the total net amount as of 2017 and 2016, respectively, are reported at fair value.
Offsetting of securities sold under repurchase agreements and securities lending transactions
end of	2017				2016
	Gross	Offsetting	Net book value		Gross	Offsetting	Net book value
Securities sold under repurchase agreements and securities lending transactions (CHF billion)
Securities sold under repurchase agreements	49.4	(31.5)	17.9		51.6	(29.0)	22.6
Securities lending transactions	7.1	(2.3)	4.8		8.3	(2.4)	5.9
Obligation to return securities received as collateral, at fair value	37.0	0.0	37.0		31.9	0.0	31.9
Total subject to enforceable master netting agreements	93.5	(33.8)	59.7		91.8	(31.4)	60.4
Total not subject to enforceable master netting agreements [1]	4.9	–	4.9		5.4	–	5.4
Total	98.4	(33.8)	64.6		97.2	(31.4)	65.8
of which securities sold under repurchase agreements and securities lending transactions	60.3	(33.8)	26.5	[2]	64.7	(31.4)	33.3	[2]
of which obligation to return securities received as collateral, at fair value	38.1	0.0	38.1		32.5	0.0	32.5
1
Represents securities sold under repurchase agreements and securities lending transactions where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

2 CHF 15,262 million and CHF 19,634 million of the total net amount as of 2017 and 2016, respectively, are reported at fair value.
Amounts not offset in the consolidated balance sheets
end of	2017						2016
	Net	Financial instruments	[1]	Cash collateral received/ pledged	[1]	Net exposure	Net	Financial instruments	[1]	Cash collateral received/ pledged	[1]	Net exposure
Financial assets subject to enforceable master netting agreements (CHF billion)
Derivatives	16.2	5.2		0.0		11.0	21.3	6.3		0.0		15.0
Securities purchased under resale agreements	60.6	60.6		0.0		0.0	73.3	73.3		0.0		0.0
Securities borrowing transactions	13.7	13.2		0.0		0.5	19.5	18.6		0.0		0.9
Total financial assets subject to enforceable master netting agreements	90.5	79.0		0.0		11.5	114.1	98.2		0.0		15.9
Financial liabilities subject to enforceable master netting agreements (CHF billion)
Derivatives	9.6	2.1		0.0		7.5	14.0	3.3		0.0		10.7
Securities sold under repurchase agreements	17.9	17.9		0.0		0.0	22.6	22.6		0.0		0.0
Securities lending transactions	4.8	4.4		0.0		0.4	5.9	5.7		0.0		0.2
Obligation to return securities received as collateral, at fair value	37.0	32.7		0.0		4.3	31.9	30.4		0.0		1.5
Total financial liabilities subject to enforceable master netting agreements	69.3	57.1		0.0		12.2	74.4	62.0		0.0		12.4
1
The total amount reported in financial instruments (recognized financial assets and financial liabilities and non-cash financial collateral) and cash collateral is limited to the amount of the related instruments presented in the consolidated balance sheets and therefore any over-collateralization of these positions is not included.

26 Tax
Details of current and deferred taxes
in	2017	2016	2015
Current and deferred taxes (CHF million)
Switzerland	76	135	25
Foreign	420	499	462
Current income tax expense	496	634	487
Switzerland	285	(167)	165
Foreign	2,000	(67)	(164)
Deferred income tax expense/(benefit)	2,285	(234)	1
Income tax expense	2,781	400	488
Income tax expense/(benefit) reported in shareholder's equity related to:
Gains/(losses) on cash flow hedges	(24)	(6)	(4)
Cumulative translation adjustment	1	(4)	(14)
Unrealized gains/(losses) on securities	1	1	(2)
Actuarial gains/(losses)	(7)	87	14
Net prior service cost	0	0	(9)
Share-based compensation and treasury shares	0	106	28
Reconciliation of taxes computed at the Swiss statutory rate
in	2017	2016	2015
Income/(loss) before taxes (CHF million)
Switzerland	1,648	1,955	1,604
Foreign	(95)	(4,444)	(4,253)
Income/(loss) before taxes	1,553	(2,489)	(2,649)
Reconciliation of taxes computed at the Swiss statutory rate (CHF million)
Income tax expense/(benefit) computed at the statutory tax rate of 22%	342	(548)	(583)
Increase/(decrease) in income taxes resulting from
Foreign tax rate differential	(92)	(559)	(744)
Non-deductible amortization of other intangible assets and goodwill impairment	0	1	1,432
Other non-deductible expenses	354	1,533	389
Additional taxable income	0	87	15
Lower taxed income	(272)	(216)	(273)
(Income)/loss taxable to noncontrolling interests	7	(10)	7
Changes in tax law and rates	2,095	145	347
Changes in deferred tax valuation allowance	88	76	(108)
Change in recognition of outside basis difference	(12)	211	262
Tax deductible impairments of Swiss subsidiary investments	88	(68)	(258)
(Windfall tax benefits)/shortfall tax charges on share-based compensation [1]	91	–	–
Other	92	(252)	2
Income tax expense	2,781	400	488
1
As a result of the adoption of ASU 2016-09 windfall tax benefits and shortfall tax charges on share-based compensation are now recognized in the consolidated statements of operations and no longer in shareholders' equity. Refer to "Note 2 - Recently issued accounting standards" for further information.

2017
Foreign tax rate differential of CHF 92 million reflected a foreign tax benefit mainly driven by losses made in higher tax jurisdictions, such as the US, partially offset by foreign tax rate differential related to losses incurred in lower tax jurisdictions, mainly in Guernsey. The foreign tax rate expense of CHF 2,420 million comprised not only the foreign tax benefit based on statutory tax rates but also the tax impacts related to additional reconciling items as explained below.
Other non-deductible expenses of CHF 354 million included the impact of CHF 217 million relating to non-deductible interest expenses (including a contingency accrual of CHF 155 million), CHF 57 million related to the non-deductible portion of the litigation provisions and settlement charges, CHF 27 million related to non-deductible bank levy costs and other non-deductible compensation expenses and management costs, CHF 10 million related to non-deductible foreign exchange losses, and other various smaller non-deductible expenses of CHF 43 million.
Lower taxed income of CHF 272 million included a tax benefit of CHF 86 million related to non-taxable life insurance income, CHF 78 million related to non-taxable dividend income, CHF 31 million in respect of income taxed at rates lower than the statutory tax rate, CHF 25 million related to exempt income, and various smaller items.
Changes in tax law and rates of CHF 2,095 million mainly reflected the impact of the US tax reform enacted on December 22, 2017 which resulted in a reduction of the federal corporate income tax rate from 35% to 21%, effective as of January 1, 2018. The US tax reform required a re-assessment of the deferred tax assets.
Changes in deferred tax valuation allowances of CHF 88 million included the net impact of the increase in valuation allowances on deferred tax assets of CHF 285 million, mainly in respect of two of the Bank’s operating entities in the UK. Also included was a tax benefit from the release of valuation allowances of CHF 197 million, mainly in respect of two of the Bank’s operating entities, one in the UK and one in Switzerland.
Other of CHF 92 million included a tax expense of CHF 231 million relating to the net re-assessment of deferred tax balances in respect of two of the Bank’s operating entities in Switzerland reflecting the establishment of Credit Suisse Asset Management & Investor Services (Schweiz) Holding AG, the impact of adverse earnings mix of the current year and changes in forecasted future profitability, CHF 26 million relating to the increase of tax contingency accruals and CHF 17 million from prior year adjustments, partially offset by CHF 85 million relating to tax deductibility of previously taken litigation accruals and CHF 49 million from a favorable court decision. The remaining balance included various smaller items.
2016
Foreign tax rate differential of CHF 559 million reflected a foreign tax benefit mainly driven by losses made in higher tax jurisdictions, such as the US, partially offset by foreign tax rate differential related to profits earned in lower tax jurisdictions, mainly the Bahamas. The foreign tax rate expense of CHF 432 million was not only impacted by the foreign tax benefit based on statutory tax rates but also by tax impacts related to additional reconciling items as explained below.
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
2015
Foreign tax rate differential of CHF 744 million reflected a foreign tax benefit mainly driven by losses made in higher tax jurisdictions, such as Brazil and the US, partially offset by foreign tax rate differential related to profits earned in lower tax jurisdictions, mainly Guernsey and the Bahamas. The foreign tax rate benefit in relation to total foreign tax expense of CHF 298 million was more than offset by tax impacts related to additional reconciling items as explained below.
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
Lower taxed income of CHF 273 million included a tax benefit of CHF 59 million related to non-taxable dividend income, CHF 58 million related to non-taxable life insurance income, CHF 50 million related to exempt income, CHF 49 million related to non-taxable foreign exchange gains, CHF 16 million in respect of income taxed at rates lower than the statutory tax rate, and various smaller items.
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
As of December 31, 2017, the Bank had accumulated undistributed earnings from foreign subsidiaries of CHF 4.6 billion. No deferred tax liability was recorded in respect of those amounts as these earnings are considered indefinitely reinvested. It is not practicable to estimate the amount of unrecognized deferred tax liabilities for these undistributed foreign earnings.
Deferred tax assets and liabilities
end of	2017	2016
Deferred tax assets and liabilities (CHF million)
Compensation and benefits	1,095	1,990
Loans	330	326
Investment securities	1,039	469
Provisions	441	1,341
Derivatives	96	102
Real estate	333	347
Net operating loss carry-forwards	6,762	6,523
Goodwill and intangible assets	664	44
Other	127	72
Gross deferred tax assets before valuation allowance	10,887	11,214
Less valuation allowance	(4,224)	(4,168)
Gross deferred tax assets net of valuation allowance	6,663	7,046
Compensation and benefits	(278)	(238)
Loans	(36)	(29)
Investment securities	(197)	(260)
Provisions	(519)	(359)
Business combinations	(1)	(1)
Derivatives	(154)	(238)
Leasing	0	(8)
Real estate	(54)	(51)
Other	(119)	(146)
Gross deferred tax liabilities	(1,358)	(1,330)
Net deferred tax assets	5,305	5,716
of which deferred tax assets	5,457	5,815
of which net operating losses	2,200	2,172
of which deductible temporary differences	3,257	3,643
of which deferred tax liabilities	(152)	(99)
The decrease in net deferred tax assets from 2016 to 2017 of CHF 411 million was primarily due to the impact of CHF 2,097 million in connection with the re-assessment of deferred tax assets following the US tax reform, CHF 374 million related to current year earnings and foreign exchange translation gains of CHF 221 million, which are included within the currency translation adjustments recorded in accumulated other comprehensive income/(loss) (AOCI). These decreases were partially offset by an increase of deferred tax assets of CHF 2,022 million from the adoption of new accounting standards relating to intra-entity asset transfers rules and share-based payment, CHF 132 million from the re-measurement of deferred tax balances in the US relating to the tax deductibility on previously taken litigation accruals and in Switzerland, and the tax impacts directly recorded in equity and other comprehensive income, mainly related to other tax recorded directly in equity of CHF 127 million.
> Refer to “Note 2 – Recently issued accounting standards” for further information on the early adoption of ASU 2016-16.

Due to uncertainty concerning its ability to generate the necessary amount and mix of taxable income in future periods, the Bank recorded a valuation allowance against deferred tax assets in the amount of CHF 4.2 billion as of December 31, 2017, unchanged from December 31, 2016.
Amounts and expiration dates of net operating loss carry-forwards
end of 2017	Total
Net operating loss carry-forwards (CHF million)
Due to expire within 1 year	1,403
Due to expire within 2 to 5 years	4,708
Due to expire within 6 to 10 years	4,577
Due to expire within 11 to 20 years	8,659
Amount due to expire	19,347
Amount not due to expire	19,262
Total net operating loss carry-forwards	38,609
Movements in the valuation allowance
in	2017	2016	2015
Movements in the valuation allowance (CHF million)
Balance at beginning of period	4,168	3,898	4,107
Net changes	56	270	(209)
Balance at end of period	4,224	4,168	3,898
Tax benefits associated with share-based compensation
in	2017		2016	2015
Tax benefits associated with share-based compensation (CHF million)
Tax benefits recorded in the consolidated statements of operations [1]	310		390	447
Windfall tax benefits/(shortfall tax charges) recorded in additional paid-in capital	–	[2]	(110)	(28)
1 Calculated at the statutory tax rate before valuation allowance considerations.
2
As a result of the adoption of ASU 2016-09 windfall tax benefits and shortfall tax charges on share-based compensation are now recognized in the consolidated statements of operations and no longer in additional paid-in capital. Refer to "Note 2 - Recently issued accounting standards" for further information.

> Refer to “Note 27 – Employee deferred compensation” for further information on share-based compensation.
Uncertain tax positions
Reconciliation of the beginning and ending amount of gross unrecognized tax benefits
in	2017	2016	2015
Movements in gross unrecognized tax benefits (CHF million)
Balance at beginning of period	401	360	382
Increases in unrecognized tax benefits as a result of tax positions taken during a prior period	131	52	44
Decreases in unrecognized tax benefits as a result of tax positions taken during a prior period	(95)	(43)	(3)
Increases in unrecognized tax benefits as a result of tax positions taken during the current period	117	17	15
Decreases in unrecognized tax benefits relating to settlements with tax authorities	(73)	(2)	0
Reductions to unrecognized tax benefits as a result of a lapse of the applicable statute of limitations	(3)	(7)	(22)
Other (including foreign currency translation)	3	24	(56)
Balance at end of period	481	401	360
of which, if recognized, would affect the effective tax rate	481	401	360
Interest and penalties
in	2017	2016	2015
Interest and penalties (CHF million)
Interest and penalties recognized in the consolidated statements of operations	30	2	13
Interest and penalties recognized in the consolidated balance sheets	115	85	85
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
It is reasonably possible that there will be a decrease of between zero and CHF 5 million in unrecognized tax benefits within 12 months of the reporting date.
The Bank remains open to examination from federal, state, provincial or similar local jurisdictions from the following years onward in these major countries: Brazil – 2013; Switzerland – 2011; the US – 2010; the UK – 2009; and the Netherlands – 2006.
> Refer to “Note 27 – Tax” in VI – Consolidated financial statements – Credit Suisse Group for further information.

27 Employee deferred compensation
Deferred compensation for employees
> Refer to “Note 28 – Employee deferred compensation” in VI – Consolidated financial statements – Credit Suisse Group for further information.
The following tables show the compensation expense for deferred compensation awards granted in 2017 and prior years that was recognized in the consolidated statements of operations during 2017, 2016 and 2015, the total shares delivered, the estimated unrecognized compensation expense for deferred compensation awards granted in 2017 and prior years outstanding as of December 31, 2017 and the remaining requisite service period over which the estimated unrecognized compensation expense will be recognized. The recognition of compensation expense for the deferred compensation awards granted in February 2018 began in 2018 and thus had no impact on the 2017 consolidated financial statements.
Deferred compensation expense
in	2017	2016	2015
Deferred compensation expense (CHF million)
Share awards	519	624	850
Performance share awards	342	370	562
Contingent Capital Awards	277	234	430
Contingent Capital share awards	17	30	–
Capital Opportunity Facility awards	14	13	16
Plus Bond awards [1]	–	5	22
2011 Partner Asset Facility awards [2]	–	–	2
Restricted Cash Awards	–	–	39
2008 Partner Asset Facility awards [3]	7	13	34
Other cash awards	417	331	398
Total deferred compensation expense	1,593	1,620	2,353

Total shares delivered (million)
Total shares delivered	41.2	41.5	43.8
1
Compensation expense primarily relates to mark-to-market changes of the underlying assets of the Plus Bonds and the amortization of the voluntary Plus Bonds elected in the first quarter of 2013 and expensed over a three-year vesting period.

2 Compensation expense mainly includes the change in the underlying fair value of the indexed assets prior to the Contingent Capital Awards conversion.
3 Compensation expense mainly includes the change in the underlying fair value of the indexed assets during the period.
Estimated unrecognized deferred compensation
end of	2017
Estimated unrecognized compensation expense (CHF million)
Share awards	462
Performance share awards	153
Contingent Capital Awards	116
Contingent Capital share awards	3
Other cash awards	178
Total	912

Aggregate remaining weighted-average requisite service period (years)
Aggregate remaining weighted-average requisite service period	1.4
Does not include the estimated unrecognized compensation expense relating to grants made in 2018 for 2017.
Share awards
On February 15, 2018, the Bank granted 33.1 million share awards with a total value of CHF 596 million. The estimated unrecognized compensation expense of CHF 553 million was determined based on the >>>fair value of the awards on the grant date, includes the current estimated future forfeitures and will be recognized over the vesting period, subject to early retirement rules.
Share awards granted for previous years
For compensation year	2017	2016	2015
Share awards granted for previous years
Shares awarded (million)	33.1	37.6	28.8
Value of shares awarded (CHF million)	596	563	548
On February 15, 2018, the Bank granted 1.9 million blocked shares with a total value of CHF 35 million that vested immediately upon grant, have no future service requirements and were attributed to services performed in 2017.
Blocked share awards granted for previous years
For compensation year	2017	2016	2015
Blocked share awards granted for previous years
Shares awarded (million)	1.9	2.4	0.6
Value of shares awarded (CHF million)	35	37	12

Share award activities
	2017			2016		2015
	Number of share awards in million		Weighted- average grant-date fair value in CHF	Number of share awards in million	Weighted- average grant-date fair value in CHF	Number of share awards in million		Weighted- average grant-date fair value in CHF
Share awards
Balance at beginning of period	70.8		18.78	79.0	21.56	76.6		28.63
Granted	51.5	[1]	14.54	38.1	17.59	46.2	[2]	16.49
Settled	(36.8)		19.75	(37.2)	22.68	(39.9)		29.02
Forfeited	(5.6)	[3]	16.47	(9.1)	21.88	(3.9)		24.03
Balance at end of period	79.9		15.77	70.8	18.78	79.0		21.56
of which vested	7.8		–	8.1	–	4.7		–
of which unvested	72.1		–	62.7	–	74.3		–
1
Includes an adjustment for share awards granted in the second quarter of 2017 to compensate for the proportionate dilution of Group shares resulting from the rights offering approved on May 18, 2017. The number of deferred share-based awards held by each individual was increased by 3.64%. The terms and conditions of the adjusted shares were the same as the existing share-based awards, thereby ensuring that holders of the awards were neither advantaged nor disadvantaged by the additional shares granted.

2
Includes an adjustment for share awards granted in the fourth quarter of 2015 to compensate for the proportionate dilution of Group shares resulting from the rights offering approved on November 19, 2015. The number of deferred share-based awards held by each individual was increased by 2.89%. The terms and conditions of the adjusted shares were the same as the existing share-based awards, thereby ensuring that holders of the awards were neither advantaged nor disadvantaged by the additional shares granted.

3 Includes the transfer of the share-based awards of Neue Aargauer Bank AG, BANK-now AG and Swisscard AECS GmbH.
Performance share awards
On February 15, 2018, the Bank granted 25.6 million performance share awards with a total value of CHF 462 million. The estimated unrecognized compensation expense of CHF 430 million was determined based on the fair value of the awards on the grant date, includes the current estimated outcome of the relevant performance criteria and estimated future forfeitures and will be recognized over the vesting period, subject to early retirement rules.
Performance share awards granted for previous years
For compensation year	2017	2016	2015
Performance share awards granted for previous years
Performance shares awarded (million)	25.6	29.6	21.2
Value of performance shares awarded (CHF million)	462	449	427
Performance share award activities
	2017			2016		2015
	Number of performance share awards in million		Weighted- average grant-date fair value in CHF	Number of performance share awards in million	Weighted- average grant-date fair value in CHF	Number of performance share awards in million		Weighted- average grant-date fair value in CHF
Performance share awards
Balance at beginning of period	48.1		19.12	55.5	21.01	47.6		26.89
Granted	31.1	[1]	14.41	21.3	18.62	32.2	[2]	16.11
Settled	(23.6)		20.41	(26.4)	22.66	(23.0)		26.25
Forfeited	(2.8)	[3]	16.37	(2.3)	18.98	(1.3)		21.78
Balance at end of period	52.8		15.88	48.1	19.12	55.5		21.01
of which vested	6.6		–	6.8	–	3.3		–
of which unvested	46.2		–	41.3	–	52.2		–
1
Includes an adjustment for performance share awards granted in the second quarter of 2017 to compensate for the proportionate dilution of Group shares resulting from the rights offering approved on May 18, 2017. The number of deferred share-based awards held by each individual was increased by 3.64%. The terms and conditions of the adjusted shares were the same as the existing share-based awards, thereby ensuring that holders of the awards were neither advantaged nor disadvantaged by the additional performance shares granted.

2
Includes an adjustment for performance share awards granted in the fourth quarter of 2015 to compensate for the proportionate dilution of Group shares resulting from the rights offering approved on November 19, 2015. The number of deferred share-based awards held by each individual was increased by 2.89%. The terms and conditions of the adjusted shares were the same as the existing share-based awards, thereby ensuring that holders of the awards were neither advantaged nor disadvantaged by the additional performance shares granted.

3 Includes the transfer of the share-based awards of Neue Aargauer Bank AG, BANK-now AG and Swisscard AECS GmbH.

Contingent Capital Awards
On February 15, 2018, the Bank awarded CHF 233 million of Contingent Capital Awards (CCA) that will be expensed over the vesting period. The estimated unrecognized compensation expense of CHF 221 million was determined based on the fair value of the awards on the grant date and includes the current estimated outcome of the relevant performance criteria, the estimated future forfeitures and the expected semi-annual cash payments of interest equivalents and will be recognized over the vesting period.
Contingent Capital Awards granted for previous years
For compensation year	2017	2016	2015
Contingent Capital Awards granted for previous years
CCA awarded (CHF million)	233	228	217
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
Contingent Capital share award activities
	2017		2016
Contingent Capital share awards
Balance at beginning of period	12.8		–
Granted	0.3	[1]	15.6
Settled	(4.9)		(2.5)
Forfeited	(0.7)	[2]	(0.3)
Balance at end of period	7.5		12.8
of which vested	1.3		1.0
of which unvested	6.2		11.8
1
Includes an adjustment for Contingent Capital share awards granted in the second quarter of 2017 to compensate for the proportionate dilution of Group shares resulting from the rights offering approved on May 18, 2017. The number of deferred share-based awards held by each individual was increased by 3.64%. The terms and conditions of the adjusted shares were the same as the existing share-based awards, thereby ensuring that holders of the awards were neither advantaged nor disadvantaged by the additional Contingent Capital shares granted.

2 Includes the transfer of the share-based awards of Neue Aargauer Bank AG, BANK-now AG and Swisscard AECS GmbH.
Other deferred compensation
During 2017, the Bank granted deferred cash retention awards of CHF 65 million relating to the reorganization of the Asia Pacific business. These awards will be expensed over a two-year period from the grant date. Amortization of these awards totaled CHF 28 million in 2017 and was recognized in the Corporate Center. The Bank granted fixed deferred cash awards of CHF 90 million to certain employees in the US. These awards will be expensed in the Global Markets, Investment Banking & Capital Markets and International Wealth Management divisions over a three-year period from the grant date. Amortization of these awards totaled CHF 48 million in 2017.
In 2016, the Bank granted deferred share and cash retention awards of CHF 249 million relating to the reorganization of the Global Markets and Investment Banking & Capital Markets businesses. These awards will be expensed over a period of up to seven years from the grant date. Amortization of these awards in 2016 of CHF 118 million was recognized in the Corporate Center.
2008 Partner Asset Facility
During 2017, the final settlement of the outstanding PAF awards of CHF 789 million was made.

28 Related parties
The Group owns all of the Bank’s outstanding voting registered shares. The Bank is involved in significant financing and other transactions with subsidiaries of the Group. The Bank generally enters into these transactions in the ordinary course of business and believes that these transactions are generally on market terms that could be obtained from unrelated third parties.
> Refer to “Note 29 – Related parties” in VI – Consolidated financial statements – Credit Suisse Group for further information.
Related party assets and liabilities
end of	2017	2016
Assets (CHF million)
Net loans	4,100	2,995
Other assets	208	44
Total assets	4,308	3,039
Liabilities (CHF million)
Due to banks/customer deposits	1,141	1,391
Short-term borrowings	489	0
Long-term debt	15,612	4,263
Other liabilities	851	244
Total liabilities	18,093	5,898
Related party revenues and expenses
in	2017	2016	2015
Revenues (CHF million)
Interest and dividend income	2	(2)	0
Interest expense	(574)	(280)	(276)
Net interest income	(572)	(282)	(276)
Commissions and fees	46	41	0
Other revenues	67	119	121
Net revenues	(459)	(122)	(155)
Expenses (CHF million)
Total operating expenses	320	152	201
Related party guarantees
end of	2017	2016
Guarantees (CHF million)
Credit guarantees and similar instruments	4	1
Other guarantees	0	34
Total guarantees	4	35
Executive Board and Board of Directors loans
	2017		2016	2015
Loans to members of the Executive Board (CHF million)
Balance at beginning of period	25	[1]	26	5
Additions	3		6	21
Reductions	(2)		(7)	0
Balance at end of period	26	[1]	25	26
Loans to members of the Board of Directors (CHF million)
Balance at beginning of period	10	[2]	8	16
Additions	1		3	1
Reductions	0		(1)	(9)
Balance at end of period	11	[2]	10	8
1 The number of individuals with outstanding loans at the beginning and the end of the year was seven.
2 The number of individuals with outstanding loans at the beginning and the end of the year was four.
Liabilities due to own pension plans
Liabilities due to the Bank’s own defined benefit pension plans as of December 31, 2017 and 2016 of CHF 336 million and CHF 521 million, respectively, were reflected in various liability accounts in the Bank’s consolidated balance sheets.
29 Pension and other post-retirement benefits
The Bank participates in a defined benefit pension plan sponsored by the Group and has defined contribution pension plans, single-employer defined benefit pension plans and other post-retirement defined benefit plans. The Bank’s principal plans are located in Switzerland, the US and the UK.
Defined contribution pension plans
The Bank contributes to various defined contribution pension plans primarily in the US and the UK as well as other countries throughout the world. During 2017, 2016 and 2015, the Bank contributed to these plans and recognized as expense CHF 156 million, CHF 160 million and CHF 156 million, respectively.
> Refer to “Note 30 – Pension and other post-retirement benefits” in VI – Consolidated financial statements – Credit Suisse Group for further information on defined contribution pension plans.
Defined benefit Pension and other Post-Retirement benefit plans
Defined benefit pension plans
> Refer to “Note 30 – Pension and other post-retirement benefits” in VI – Consolidated financial statements – Credit Suisse Group for further information on defined benefit pension plans.

Group pension plan
The Bank covers pension requirements for its employees in Switzerland by participating in a defined benefit pension plan sponsored by the Group (Group plan), the Group’s most significant defined benefit pension plan. The Group plan provides benefits in the event of retirement, death and disability. Various legal entities within the Group participate in the Group plan, which is set up as an independent trust domiciled in Zurich. Benefits in the Group plan are determined on the basis of the accumulated employer and employee contributions and accumulated interest credited. In accordance with US GAAP, the Group accounts for the Group plan as a single-employer defined benefit pension plan and uses the projected unit credit actuarial method to determine the net periodic benefit costs, the PBO and the accumulated benefit obligation (ABO). The Bank accounts for the defined benefit pension plan sponsored by the Group as a multi-employer pension plan because other legal entities within the Group also participate in the Group plan and the assets contributed by the Bank are not segregated into a separate account or restricted to provide benefits only to employees of the Bank. The assets contributed by the Bank are commingled with the assets contributed by the other legal entities of the Group and can be used to provide benefits to any employee of any participating legal entity. The Bank’s contributions to the Group plan comprise 87% of the total assets contributed to the Group plan by all participating legal entities on an annual basis.
The Bank accounts for the Group plan on a defined contribution basis whereby it only recognizes the amounts required to be contributed to the Group plan during the period as net periodic pension expense and only recognizes a liability for any contributions due and unpaid. No other expenses or balance sheet amounts related to the Group plan were recognized by the Bank. In the savings section of the Group plan, the Bank’s contribution varies between 7.5% and 25.0% of the pensionable salary depending on the employees’ age.
During 2017, 2016 and 2015, the Bank contributed and recognized as expense CHF 379 million, CHF 438 million and CHF 404 million to the Group plan, respectively. The Bank expects to contribute CHF 331 million to the Group plan during 2018.
> Refer to “Note 30 – Pension and other post-retirement benefits” in VI – Consolidated financial statements – Credit Suisse Group for information on assumptions made by the Group for Switzerland.
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
Net periodic benefit costs of defined benefit plans
The net periodic benefit costs for defined benefit pension and other post-retirement defined benefit plans are the costs of the respective plan for a period during which an employee renders services. The actual amount to be recognized is determined using the standard actuarial methodology which considers, among other factors, current service cost, interest cost, expected return on plan assets and the amortization of both prior service cost/(credit) and actuarial losses/(gains) recognized in AOCI.
Components of net periodic benefit costs
	International single-employer defined benefit pension plans			Other post-retirement defined benefit plans
in	2017	2016	2015	2017	2016	2015
Net periodic benefit costs (CHF million)
Service costs on benefit obligation	22	20	21	0	0	0
Interest costs on benefit obligation	91	124	129	6	8	7
Expected return on plan assets	(133)	(175)	(195)	0	0	0
Amortization of recognized prior service cost/(credit)	0	0	0	0	0	(23)
Amortization of recognized actuarial losses/(gains)	60	41	84	7	10	14
Settlement losses/(gains)	0	72	(1)	0	0	0
Curtailment losses/(gains)	(10)	0	0	0	0	0
Net periodic benefit costs/(credits)	30	82	38	13	18	(2)

Net periodic benefit costs reflected in compensation and benefits – other for 2017, 2016 and 2015 were CHF 43 million, CHF 100 million and CHF 36 million, respectively. During the second half of 2016, lump-sum settlement offers were made to terminated vested members of the pension fund in the US. As a result of members accepting this offer, there was an additional cost of CHF 72 million relating to the settlement of pension obligations for these members.
Benefit obligation
The following table shows the changes in the PBO, the ABO, the fair value of plan assets and the amounts recognized in the consolidated balance sheets for the international single-employer defined benefit pension plans and other post-retirement defined benefit plans.
Obligations and funded status of the plans
	International single-employer defined benefit pension plans		Other post-retirement defined benefit plans
in / end of	2017	2016	2017	2016
PBO (CHF million) [1]
Beginning of the measurement period	3,337	3,366	184	180
Service cost	22	20	0	0
Interest cost	91	124	6	8
Settlements	0	(278)	0	0
Curtailments	(11)	0	0	0
Special termination benefits	1	1	0	0
Actuarial losses/(gains)	171	476	2	1
Benefit payments	(287)	(150)	(11)	(11)
Exchange rate losses/(gains)	66	(222)	(8)	6
End of the measurement period	3,390	3,337	173	184
Fair value of plan assets (CHF million)
Beginning of the measurement period	4,000	3,712	0	0
Actual return on plan assets	256	824	0	0
Employer contributions	22	232	11	11
Settlements	0	(278)	0	0
Benefit payments	(287)	(150)	(11)	(11)
Exchange rate gains/(losses)	97	(340)	0	0
End of the measurement period	4,088	4,000	0	0
Total funded status recognized (CHF million)
Funded status of the plan – over/(underfunded)	698	663	(173)	(184)
Funded status recognized in the consolidated balance sheet as of December 31	698	663	(173)	(184)
Total amount recognized (CHF million)
Noncurrent assets	1,058	995	0	0
Current liabilities	(11)	(11)	(11)	(12)
Noncurrent liabilities	(349)	(321)	(162)	(172)
Net amount recognized in the consolidated balance sheet as of December 31	698	663	(173)	(184)
ABO (CHF million) [2]
End of the measurement period	3,351	3,281	173	184
1 Including estimated future salary increases.
2 Excluding estimated future salary increases.
The net amount recognized in the consolidated balance sheets as of December 31, 2017 and 2016 was an overfunding of CHF 525 million and CHF 479 million, respectively.
In 2017 and 2016, the Bank made contributions of CHF 22 million and CHF 232 million, respectively, to the international single-employer defined benefit pension plans and CHF 11 million and CHF 11 million, respectively, to the other post-retirement defined benefit plans. In 2018 the Bank expects to contribute CHF 16 million to the international single-employer defined benefit pension plans and CHF 11 million to other post-retirement defined benefit plans.
PBO or ABO in excess of plan assets
The following table shows the aggregate PBO and ABO, as well as the aggregate fair value of plan assets for those plans with PBO in excess of plan assets and those plans with ABO in excess of plan assets as of December 31, 2017 and 2016, respectively.

Defined benefit pension plans in which PBO or ABO exceeded plan assets
	PBO exceeds fair value of plan assets		[1]	ABO exceeds fair value of plan assets		[1]
December 31	2017	2016		2017	2016
CHF million
PBO	1,464	1,426		1,447	1,407
ABO	1,433	1,391		1,420	1,378
Fair value of plan assets	1,104	1,095		1,088	1,079
1 Includes only those defined benefit pension plans where the PBO/ABO exceeded the fair value of plan assets.
Amount recognized in AOCI and other comprehensive income
The following table shows the actuarial gains/(losses) and prior service credit/(cost) which were recorded in AOCI and subsequently recognized as components of net periodic benefit costs.
Amounts recognized in AOCI, net of tax
	International single-employer defined benefit pension plans		Other post-retirement defined benefit plans		Total
end of	2017	2016	2017	2016	2017	2016
Amounts recognized in AOCI (CHF million)
Actuarial gains/(losses)	(345)	(363)	(36)	(39)	(381)	(402)
Prior service credit/(cost)	(1)	(1)	3	3	2	2
Total	(346)	(364)	(33)	(36)	(379)	(400)
The following tables show the changes in other comprehensive income due to actuarial gains/(losses) and prior service credit/(cost) recognized in AOCI during 2017 and 2016 and the amortization of the aforementioned items as components of net periodic benefit costs for these periods, as well as the amounts expected to be amortized in 2018.
Amounts recognized in other comprehensive income
	International single-employer defined benefit pension plans			Other post-retirement defined benefit plans
in	Gross	Tax	Net	Gross	Tax	Net	Total net
2017 (CHF million)
Actuarial gains/(losses)	(48)	14	(34)	(2)	1	(1)	(35)
Amortization of actuarial losses/(gains)	60	(7)	53	7	(3)	4	57
Total	12	7	19	5	(2)	3	22
2016 (CHF million)
Actuarial gains/(losses)	174	(44)	130	(1)	0	(1)	129
Amortization of actuarial losses/(gains)	41	(12)	29	10	(4)	6	35
Immediate recognition due to curtailment/settlement	72	(27)	45	0	0	0	45
Total	287	(83)	204	9	(4)	5	209
Amounts in AOCI, net of tax, expected to be amortized in 2018
in 2018	International single-employer defined benefit pension plans	Other post-retirement defined benefit plans
CHF million
Amortization of actuarial losses/(gains)	40	6
Total	40	6

Assumptions
The measurement of both the net periodic benefit costs and the benefit obligation is determined using explicit assumptions, each of which individually represents the best estimate of a particular future event.
> Refer to “Note 30 – Pension and other post-retirement benefits” in VI – Consolidated financial statements – Credit Suisse Group for information on assumptions made by the Group for Switzerland.
Weighted-average assumptions used to determine net periodic benefit costs and benefit obligation
	International single-employer defined benefit pension plans			Other post-retirement defined benefit plans
December 31	2017	2016	2015	2017	2016	2015
Net periodic benefit cost (%)
Discount rate - service cost	2.92	4.05	3.82	4.03	4.50	4.20
Discount rate - interest cost	2.79	4.05	3.82	3.48	4.50	4.20
Salary increases	3.55	3.56	4.19	–	–	–
Expected long-term rate of return on plan assets	3.88	5.07	6.00	–	–	–
Benefit obligation (%)
Discount rate	2.83	3.10	4.05	3.70	4.21	4.50
Salary increases	2.97	3.55	3.56	–	–	–
Mortality tables and life expectancies for major plans
			Life expectancy at age 65 for a male member currently				Life expectancy at age 65 for a female member currently
			aged 65		aged 45		aged 65		aged 45
December 31			2017	2016	2017	2016	2017	2016	2017	2016
Life expectancy (years)
UK	SAPS S2 light tables	[1]	23.8	24.0	25.4	25.5	24.8	25.1	26.6	26.8
US	RP-2014 mortality tables	[2]	21.5	21.4	22.7	22.6	23.3	23.3	24.4	24.4
1
95% of Self-Administered Pension Scheme (SAPS) S2 light tables were used, which included proposed CMI projections in 2016 and final CMI projections in 2017, with a long-term rate of improvement of 1.5% per annum.

2 The Retirement Projection 2014 (RP-2014) mortality tables were used, with projections based on the Social Security Administration's intermediate improvement scale.

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
Health care cost trend rates and sensitivity
in / end of	2017	2016	2015
Health care cost trend rate (%)
Annual weighted-average health care cost trend rate [1]	8.3	8.3	8.0
Increase/(decrease) in post-retirement expenses (CHF million)
One percentage point increase in health care cost trend rates	0.1	0.2	0.2
One percentage point decrease in health care cost trend rates	(0.1)	(0.2)	(0.2)
Increase/(decrease) in post-retirement benefit obligation (CHF million)
One percentage point increase in health care cost trend rates	3	4	4
One percentage point decrease in health care cost trend rates	(3)	(4)	(4)
1 The annual health care cost trend rate is assumed to decrease gradually to achieve the long-term health care cost trend rate of 5.0% by 2026.
The annual health care cost trend rate used to determine the defined benefit cost for 2018 is 8.2%.
Plan assets and investment strategy
> Refer to “Note 30 – Pension and other post-retirement benefits” in VI –Consolidated financial statements – Credit Suisse Group for further information.
As of December 31, 2017 and 2016, no Group debt or equity securities were included in plan assets for the international single-employer defined benefit pension plans.
Fair value of plan assets
The following tables present the plan assets measured at fair value on a recurring basis as of December 31, 2017 and 2016, for the Bank’s defined benefits plans.
Plan assets measured at fair value on a recurring basis
end of	2017						2016						[1]
	Level 1	Level 2		Level 3	Assets measured at net asset value per share	Total	Level 1	Level 2		Level 3	Assets measured at net asset value per share	Total
Plan assets at fair value (CHF million)
Cash and cash equivalents	70	133		0	0	203	49	170		0	0	219
Debt securities	1,991	1,080		0	370	3,441	1,380	865		7	274	2,526
of which governments	1,622	9		0	0	1,631	1,009	7		0	0	1,016
of which corporates	369	1,071		0	370	1,810	371	858		7	274	1,510
Equity securities	55	14		0	147	216	240	143		0	226	609
Real estate – indirect	0	0		0	27	27	0	0		0	58	58
Alternative investments	0	33		0	76	109	0	321		0	177	498
of which hedge funds	0	0		0	76	76	0	0		0	177	177
of which other	0	33	[2]	0	0	33	0	321	[2]	0	0	321
Other investments	0	92		0	0	92	0	90		0	0	90
Total plan assets at fair value	2,116	1,352		0	620	4,088	1,669	1,589		7	735	4,000
1 Prior period has been corrected to reclassify the leveling of certain plan assets.
2 Primarily related to derivative instruments.

Plan assets measured at fair value on a recurring basis for level 3
				Actual return on plan assets
	Balance at beginning of period	Transfers in	Transfers out	On assets still held at reporting date	On assets sold during the period	Purchases, sales, settlements	Foreign currency translation impact	Balance at end of period
2017 (CHF million)
Debt securities – corporates	7	0	0	0	0	(7)	0	0
Total plan assets at fair value	7	0	0	0	0	(7)	0	0
2016 (CHF million) [1]
Debt securities – corporates	1	6	0	0	0	0	0	7
Total plan assets at fair value	1	6	0	0	0	0	0	7
1 Prior period has been corrected to reclassify the leveling of certain plan assets.
Plan asset allocation
The following table shows the plan asset allocation as of the measurement date calculated based on the fair value at that date including the performance of each asset class.
Weighted-average plan asset allocation
December 31	2017	2016
Weighted-average plan asset allocation (%)
Cash and cash equivalents	5.0	5.5
Debt securities	84.0	63.2
Equity securities	5.3	15.3
Real estate	0.7	1.4
Alternative investments	2.7	12.4
Insurance	2.3	2.2
Total	100.0	100.0
The following table shows the target plan asset allocation for 2018 in accordance with the Bank’s investment strategy. The target plan asset allocation is used to determine the expected return on plan assets to be considered in the net periodic benefit costs for 2018.
Weighted-average target plan asset allocation for 2018
2018 (%)
Cash and cash equivalents	0.3
Debt securities	89.0
Equity securities	5.1
Real estate	0.6
Alternative investments	2.7
Insurance	2.3
Total	100.0
Estimated future benefit payments for defined benefit plans
The following table shows the estimated future benefit payments for defined benefit pension and other post-retirement defined benefit plans.
Estimated future benefit payments for defined benefit plans
	International single-employer defined benefit pension plans	Other post-retirement defined benefit plans
Estimated future benefit payments (CHF million)
2018	92	11
2019	90	11
2020	102	12
2021	122	12
2022	104	12
For five years thereafter	630	55

30 Derivatives and hedging activities
> Refer to “Note 31 – Derivatives and hedging activities” in VI – Consolidated financial statements – Credit Suisse Group for further information.
Hedge accounting
Cash flow hedges
As of the end of 2017, the maximum length of time over which the Bank hedged its exposure to the variability in future cash flows for forecasted transactions, excluding those forecasted transactions related to the payment of variable interest on existing financial instruments, was five years.
Fair value of derivative instruments
	Trading			Hedging			[1]
end of 2017	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)
Derivative instruments (CHF billion)
Forwards and forward rate agreements	8,509.3	1.2	1.2	0.0	0.0	0.0
Swaps	13,048.8	60.4	56.3	46.8	0.2	0.2
Options bought and sold (OTC)	2,374.5	25.2	24.0	0.0	0.0	0.0
Futures	547.8	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	419.2	0.2	0.3	0.0	0.0	0.0
Interest rate products	24,899.6	87.0	81.8	46.8	0.2	0.2
Forwards	1,387.9	10.7	11.1	13.3	0.0	0.2
Swaps	581.1	15.2	19.9	0.0	0.0	0.0
Options bought and sold (OTC)	414.8	4.6	4.8	2.1	0.0	0.0
Futures	13.0	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	5.4	0.0	0.0	0.0	0.0	0.0
Foreign exchange products	2,402.2	30.5	35.8	15.4	0.0	0.2
Forwards	0.9	0.0	0.1	0.0	0.0	0.0
Swaps	199.1	3.8	4.9	0.0	0.0	0.0
Options bought and sold (OTC)	221.8	8.6	8.5	0.0	0.0	0.0
Futures	32.8	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	373.2	9.3	10.3	0.0	0.0	0.0
Equity/index-related products	827.8	21.7	23.8	0.0	0.0	0.0
Credit derivatives [2]	524.9	7.7	8.9	0.0	0.0	0.0
Forwards	7.0	0.0	0.1	0.0	0.0	0.0
Swaps	17.9	1.5	1.4	0.0	0.0	0.0
Options bought and sold (OTC)	10.1	0.1	0.0	0.0	0.0	0.0
Futures	15.6	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	2.1	0.0	0.0	0.0	0.0	0.0
Other products [3]	52.7	1.6	1.5	0.0	0.0	0.0
Total derivative instruments	28,707.2	148.5	151.8	62.2	0.2	0.4
The notional amount, PRV and NRV (trading and hedging) was CHF 28,769.4 billion, CHF 148.7 billion and CHF 152.2 billion, respectively, as of December 31, 2017.
1 Relates to derivative contracts that qualify for hedge accounting under US GAAP.
2 Primarily credit default swaps.
3 Primarily precious metals, commodity and energy products.

Fair value of derivative instruments (continued)
	Trading			Hedging			[1]
end of 2016	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)
Derivative instruments (CHF billion)
Forwards and forward rate agreements	8,321.9	3.3	3.2	0.0	0.0	0.0
Swaps	13,191.0	91.0	85.5	47.5	1.0	1.0
Options bought and sold (OTC)	2,164.4	43.1	41.1	0.0	0.0	0.0
Futures	522.1	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	468.0	0.2	0.2	0.0	0.0	0.0
Interest rate products	24,667.4	137.6	130.0	47.5	1.0	1.0
Forwards	1,211.6	19.2	20.8	11.0	0.1	0.0
Swaps	819.4	34.5	42.0	0.0	0.0	0.0
Options bought and sold (OTC)	416.8	8.1	8.4	4.8	0.0	0.0
Futures	17.8	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	4.1	0.0	0.0	0.0	0.0	0.0
Foreign exchange products	2,469.7	61.8	71.2	15.8	0.1	0.0
Forwards	1.3	0.0	0.0	0.0	0.0	0.0
Swaps	191.3	4.7	5.3	0.0	0.0	0.0
Options bought and sold (OTC)	206.9	7.7	7.6	0.0	0.0	0.0
Futures	41.5	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	355.9	11.6	13.1	0.0	0.0	0.0
Equity/index-related products	796.9	24.0	26.0	0.0	0.0	0.0
Credit derivatives [2]	558.7	8.1	9.2	0.0	0.0	0.0
Forwards	7.2	0.1	0.2	0.0	0.0	0.0
Swaps	20.1	2.0	1.4	0.0	0.0	0.0
Options bought and sold (OTC)	20.2	0.4	0.3	0.0	0.0	0.0
Futures	14.3	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	3.4	0.0	0.1	0.0	0.0	0.0
Other products [3]	65.2	2.5	2.0	0.0	0.0	0.0
Total derivative instruments	28,557.9	234.0	238.4	63.3	1.1	1.0
The notional amount, PRV and NRV (trading and hedging) was CHF 28,621.2 billion, CHF 235.1 billion and CHF 239.4 billion, respectively, as of December 31, 2016.
1 Relates to derivative contracts that qualify for hedge accounting under US GAAP.
2 Primarily credit default swaps.
3 Primarily precious metals, commodity and energy products.

Fair value hedges
in	2017	2016	2015
Gains/(losses) recognized in income on derivatives (CHF million)
Interest rate products	(285)	(116)	(117)
Total	(285)	(116)	(117)
Gains/(losses) recognized in income on hedged items (CHF million)
Interest rate products	290	111	101
Total	290	111	101
Details of fair value hedges (CHF million)
Net gains/(losses) on the ineffective portions	5	(5)	(16)
Represents gains/(losses) recognized in trading revenues.
Cash flow hedges
in	2017		2016		2015
Gains/(losses) recognized in AOCI on derivatives (CHF million)
Interest rate products	(56)		(5)		21
Foreign exchange products	(31)		(3)		(17)
Total	(87)		(8)		4
Gains/(losses) reclassified from AOCI into income (CHF million)
Interest rate products [1]	(11)		29		37
Foreign exchange products	(17)	[2]	(7)	[3]	(53)	[2,3]
Total	(28)		22		(16)
Details of cash flow hedges (CHF million)
Net gains/(losses) on the ineffective portions [2]	(1)		(1)		(12)
Represents gains/(losses) on effective portion.
1 Included in interest and other dividend income.
2 Included in trading revenues.
3 Included in total other operating expenses.
The net loss associated with cash flow hedges expected to be reclassified from AOCI within the next 12 months was CHF 32 million.
Net investment hedges
in	2017	2016	2015
Gains/(losses) recognized in AOCI on derivatives (CHF million)
Foreign exchange products	(475)	(537)	443
Total	(475)	(537)	443
Represents gains/(losses) on effective portion.
The Bank includes all >>>derivative instruments not included in hedge accounting relationships in its trading activities.
> Refer to “Note 7 – Trading revenues” for gains and losses on trading activities by product type.
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
Contingent credit risk
end of	2017				2016
	Bilateral counterparties	Special purpose entities	Accelerated terminations	Total	Bilateral counterparties	Special purpose entities	Accelerated terminations	Total
Contingent credit risk (CHF billion)
Current net exposure	5.4	0.1	1.2	6.7	10.5	0.2	1.1	11.8
Collateral posted	4.4	0.1	–	4.5	9.5	0.2	–	9.7
Impact of a one-notch downgrade event	0.2	0.1	0.1	0.4	0.3	0.2	0.0	0.5
Impact of a two-notch downgrade event	0.9	0.2	0.5	1.6	1.3	0.4	0.5	2.2
Impact of a three-notch downgrade event	1.0	0.4	0.7	2.1	1.5	0.7	0.7	2.9
The impact of a downgrade event reflects the amount of additional collateral required for bilateral counterparties and special purpose entities and the amount of additional termination expenses for accelerated terminations, respectively.

Credit derivatives
> Refer to “Note 31 – Derivatives and hedging activities” in VI – Consolidated financial statements – Credit Suisse Group for further information.
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
>>>Total return swaps (TRS) of CHF 6.7 billion and CHF 7.8 billion as of December 31, 2017 and 2016, respectively, were also excluded because a TRS does not expose the seller to potential loss from credit risk-related events specified in the contract. A TRS only provides protection against a loss in asset value and not against additional amounts as a result of specific credit events.
Credit protection sold/purchased
end of	2017							2016
	Credit protection sold	Credit protection purchased	[1]	Net credit protection (sold)/ purchased	Other protection purchased		Fair value of credit protection sold	Credit protection sold	Credit protection purchased	[1]	Net credit protection (sold)/ purchased	Other protection purchased		Fair value of credit protection sold
Single-name instruments (CHF billion)
Investment grade [2]	(57.6)	53.8		(3.8)	15.3		0.9	(72.4)	67.4		(5.0)	14.3		0.7
Non-investment grade	(28.2)	25.5		(2.7)	14.3		0.5	(30.3)	28.1		(2.2)	18.1		(1.0)
Total single-name instruments	(85.8)	79.3		(6.5)	29.6		1.4	(102.7)	95.5		(7.2)	32.4		(0.3)
of which sovereign	(21.0)	19.2		(1.8)	6.2		0.2	(27.7)	25.6		(2.1)	6.5		(0.9)
of which non-sovereign	(64.8)	60.1		(4.7)	23.4		1.2	(75.0)	69.9		(5.1)	25.9		0.6
Multi-name instruments (CHF billion)
Investment grade [2]	(107.1)	104.7		(2.4)	59.3		0.7	(115.0)	113.9		(1.1)	41.2		0.0
Non-investment grade	(21.0)	19.6		(1.4)	12.0	[3]	0.9	(20.9)	19.5		(1.4)	9.8	[3]	0.3
Total multi-name instruments	(128.1)	124.3		(3.8)	71.3		1.6	(135.9)	133.4		(2.5)	51.0		0.3
of which sovereign	(0.3)	0.3		0.0	0.3		0.0	(0.3)	0.2		(0.1)	0.7		0.1
of which non-sovereign	(127.8)	124.0		(3.8)	71.0		1.6	(135.6)	133.2		(2.4)	50.3		0.2
Total instruments (CHF billion)
Investment grade [2]	(164.7)	158.5		(6.2)	74.6		1.6	(187.4)	181.3		(6.1)	55.5		0.7
Non-investment grade	(49.2)	45.1		(4.1)	26.3		1.4	(51.2)	47.6		(3.6)	27.9		(0.7)
Total instruments	(213.9)	203.6		(10.3)	100.9		3.0	(238.6)	228.9		(9.7)	83.4		0.0
of which sovereign	(21.3)	19.5		(1.8)	6.5		0.2	(28.0)	25.8		(2.2)	7.2		(0.8)
of which non-sovereign	(192.6)	184.1		(8.5)	94.4		2.8	(210.6)	203.1		(7.5)	76.2		0.8
1 Represents credit protection purchased with identical underlyings and recoveries.
2 Based on internal ratings of BBB and above.
3 Includes synthetic securitized loan portfolios.
The following table reconciles the notional amount of credit derivatives included in the table “Fair value of derivative instruments” to the table “Credit protection sold/purchased”.
Credit derivatives
end of	2017	2016
Credit derivatives (CHF billion)
Credit protection sold	213.9	238.6
Credit protection purchased	203.6	228.9
Other protection purchased	100.9	83.4
Other instruments [1]	6.5	7.8
Total credit derivatives	524.9	558.7
1 Consists of total return swaps and other derivative instruments.
Maturity of credit protection sold
end of	Maturity less than 1 year	Maturity between 1 to 5 years	Maturity greater than 5 years	Total
2017 (CHF billion)
Single-name instruments	21.6	59.4	4.8	85.8
Multi-name instruments	31.2	79.9	17.0	128.1
Total instruments	52.8	139.3	21.8	213.9
2016 (CHF billion)
Single-name instruments	24.2	72.7	5.8	102.7
Multi-name instruments	27.5	84.7	23.7	135.9
Total instruments	51.7	157.4	29.5	238.6

31 Guarantees and commitments
Guarantees
end of	Maturity less than 1 year	Maturity between 1 to 3 years	Maturity between 3 to 5 years	Maturity greater than 5 years	Total gross amount	Total net amount	[1]	Carrying value	Collateral received
2017 (CHF million)
Credit guarantees and similar instruments	1,820	520	314	435	3,089	2,840		12	1,603
Performance guarantees and similar instruments	4,931	1,639	373	200	7,143	6,216		44	3,012
Derivatives [2]	15,520	6,860	1,397	727	24,504	24,504		403	–	[3]
Other guarantees	4,461	1,006	708	503	6,678	6,673		47	3,833
Total guarantees	26,732	10,025	2,792	1,865	41,414	40,233		506	8,448
2016 (CHF million)
Credit guarantees and similar instruments	1,962	501	262	403	3,128	2,908		13	2,043
Performance guarantees and similar instruments	5,109	1,571	194	240	7,114	6,124		76	3,090
Derivatives [2]	15,864	3,377	3,590	976	23,807	23,807		684	–	[3]
Other guarantees	3,460	888	565	581	5,494	5,490		44	3,668
Total guarantees	26,395	6,337	4,611	2,200	39,543	38,329		817	8,801
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
> Refer to “Note 32 – Guarantees and commitments” in VI – Consolidated financial statements – Credit Suisse Group for further information.
Deposit-taking banks and securities dealers in Switzerland and certain other European countries are required to ensure the payout of privileged deposits in case of specified restrictions or compulsory liquidation of a deposit-taking bank. In Switzerland, deposit-taking banks and securities dealers jointly guarantee an amount of up to CHF 6 billion. Upon occurrence of a payout event triggered by a specified restriction of business imposed by the >>>Swiss Financial Market Supervisory Authority FINMA (FINMA) or by the compulsory liquidation of another deposit-taking bank, the Bank’s contribution will be calculated based on its share of privileged deposits in proportion to total privileged deposits. Based on FINMA’s estimate for the Bank, the Bank’s share in the deposit insurance guarantee program for the period July 1, 2017 to June 30, 2018 is CHF 0.5 billion. These deposit insurance guarantees were reflected in other guarantees.
Representations and warranties on residential mortgage loans sold
In connection with the former Investment Banking division’s sale of US residential mortgage loans, the Bank has provided certain representations and warranties relating to the loans sold.
Lease commitments
Lease commitments (CHF million)
2018	504
2019	472
2020	429
2021	323
2022	295
Thereafter	2,139
Future operating lease commitments	4,162
Less minimum non-cancellable sublease rentals	216
Total net future minimum lease commitments	3,946
Rental expense for operating leases
in	2017	2016	2015
Rental expense for operating leases (CHF million)
Minimum rental expense	528	550	558
Sublease rental income	(65)	(89)	(92)
Total net expenses for operating leases	463	461	466

Operating lease commitments
Sale-leaseback transactions
During 2017, we did not enter into any sale-leaseback transactions. In 2016 and 2015, the Bank entered into several smaller sale-leaseback transactions in respect of own property, which were all recognized as operating lease arrangements with lease terms of two years and between two and eighteen years, respectively. The total contractual rental expenses were CHF 19 million for the 2016 sale-leaseback transactions and CHF 67 million for the 2015 sale-leaseback transactions.
Other commitments
end of	Maturity less than 1 year	Maturity between 1 to 3 years	Maturity between 3 to 5 years	Maturity greater than 5 years	Total gross amount		Total net amount	[1]	Collateral received
2017 (CHF million)
Irrevocable commitments under documentary credits	4,976	113	1	1	5,091		5,000		3,218
Irrevocable loan commitments	24,296	33,649	40,425	8,031	106,401	[2]	101,270		42,307
Forward reverse repurchase agreements	12	0	0	0	12		12		12
Other commitments	219	13	11	104	347		347		0
Total other commitments	29,503	33,775	40,437	8,136	111,851		106,629		45,537
2016 (CHF million)
Irrevocable commitments under documentary credits	4,356	0	0	0	4,356		4,281		2,748
Irrevocable loan commitments	30,382	34,464	44,523	7,606	116,975	[2]	113,016		46,068
Forward reverse repurchase agreements	84	0	0	0	84		84		84
Other commitments	486	24	75	51	636		636		0
Total other commitments	35,308	34,488	44,598	7,657	122,051		118,017		48,900
1 Total net amount is computed as the gross amount less any participations.
2
Irrevocable loan commitments do not include a total gross amount of CHF 108,665 million and CHF 95,745 million of unused credit limits as of December 31, 2017 and 2016, respectively, which were revocable at the Bank's sole discretion upon notice to the client.

32 Transfers of financial assets and variable interest entities
Transfers of financial assets
> Refer to “Note 33 – Transfers of financial assets and variable interest entities” in VI – Credit Suisse Group – Consolidated financial statements for further information.
Securitizations
The following table provides the gains or losses and proceeds from the transfer of assets relating to 2017, 2016 and 2015 securitizations of financial assets that qualify for sale accounting and subsequent derecognition, along with the cash flows between the Bank and the SPEs used in any securitizations in which the Bank still has continuing involvement, regardless of when the securitization occurred.
Securitizations
in	2017	2016	2015
Gains and cash flows (CHF million)
CMBS
Net gain/(loss) [1]	37	(2)	1
Proceeds from transfer of assets	6,604	3,954	9,813
Cash received on interests that continue to be held	28	69	148
RMBS
Net gain/(loss) [1]	0	(4)	5
Proceeds from transfer of assets	14,817	9,866	20,062
Purchases of previously transferred financial assets or its underlying collateral	(2)	0	(1)
Servicing fees	3	2	3
Cash received on interests that continue to be held	368	529	457
Other asset-backed financings
Net gain [1]	31	26	24
Proceeds from transfer of assets	7,664	2,813	1,740
Fees [2]	135	137	0
Cash received on interests that continue to be held	4	2	3
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

2 Represents management fees and performance fees earned for investment management services provided to managed CLOs.
Continuing involvement in transferred financial assets
The following table provides the outstanding principal balance of assets to which the Bank continued to be exposed after the transfer of the financial assets to any SPE and the total assets of the SPE as of December 31, 2017 and 2016, regardless of when the transfer of assets occurred.
Principal amounts outstanding and total assets of SPEs resulting from continuing involvement
end of	2017	2016
CHF million
CMBS
Principal amount outstanding	19,918	28,779
Total assets of SPE	31,586	40,234
RMBS
Principal amount outstanding	35,645	38,319
Total assets of SPE	36,770	39,680
Other asset-backed financings
Principal amount outstanding	20,916	19,777
Total assets of SPE	39,330	36,049
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
Key economic assumptions at the time of transfer
> Refer to “Note 33 – Financial instruments” for further information on the fair value hierarchy.

Key economic assumptions used in measuring fair value of beneficial interests at time of transfer
at time of transfer, in	2017							2016							2015
			CMBS				RMBS			CMBS				RMBS			CMBS				RMBS
CHF million, except where indicated
Fair value of beneficial interests			445				2,400			69				2,068			1,512				2,110
of which level 2			444				2,221			69				1,827			1,442				1,695
of which level 3			1				179			0				241			70				415
Weighted-average life, in years			10.0				6.0			8.4				7.2			8.2				9.0
Prepayment speed assumption (rate per annum), in % [1]			–	[2]	1.0	–	22.9			–	[2]	5.0	–	33.0			–	[2]	1.1	–	30.1
Cash flow discount rate (rate per annum), in % [3]	2.4	–	9.0		2.0	–	29.5	2.4	–	4.9		1.2	–	24.4	1.7	–	7.2		1.7	–	33.7
Expected credit losses (rate per annum), in %	0.6	–	3.4		0.8	–	6.3	0.0	–	0.0		2.5	–	11.2	0.7	–	5.9		0.5	–	15.9
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
Key economic assumptions as of the reporting date
The following table provides the sensitivity analysis of key economic assumptions used in measuring the fair value of beneficial interests held in SPEs as of December 31, 2017 and 2016.
Key economic assumptions used in measuring fair value of beneficial interests held in SPEs
end of	2017											2016
			CMBS	[1]			RMBS			Other asset- backed financing activities	[2]			CMBS	[1]			RMBS			Other asset- backed financing activities	[2]
CHF million, except where indicated
Fair value of beneficial interests			579				1,985			665				258				1,851			443
of which non-investment grade			100				508			50				70				523			32
Weighted-average life, in years			4.7				8.1			6.4				7.2				8.1			5.6
Prepayment speed assumption (rate per annum), in % [3]			–		1.0	–	25.0			–				–		2.0	–	26.9			–
Impact on fair value from 10% adverse change			–				(35.0)			–				–				(28.7)			–
Impact on fair value from 20% adverse change			–				(68.1)			–				–				(55.9)			–
Cash flow discount rate (rate per annum), in % [4]	2.7	–	12.3		1.9	–	30.6	1.0	–	11.7		2.3	–	28.8		1.7	–	47.2	0.8	–	21.2
Impact on fair value from 10% adverse change			(8.8)				(49.2)			(12.4)				(6.0)				(48.1)			(8.3)
Impact on fair value from 20% adverse change			(17.0)				(95.3)			(24.5)				(11.7)				(93.5)			(16.4)
Expected credit losses (rate per annum), in %	0.6	–	6.3		0.5	–	28.2	0.7	–	10.2		0.7	–	28.0		0.9	–	44.9	0.9	–	21.2
Impact on fair value from 10% adverse change			(3.9)				(23.6)			(6.6)				(3.5)				(27.3)			(5.1)
Impact on fair value from 20% adverse change			(7.8)				(46.1)			(12.9)				(6.9)				(53.3)			(10.0)
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

Transfers of financial assets where sale treatment was not achieved
The following table provides the carrying amounts of transferred financial assets and the related liabilities where sale treatment was not achieved as of December 31, 2017 and 2016.
Carrying amounts of transferred financial assets and liabilities where sale treatment was not achieved
end of	2017	2016
CHF million
Other asset-backed financings
Trading assets	347	240
Other assets	48	12
Liability to SPE, included in other liabilities	(395)	(252)
Transfers of financial assets accounted for as a sale retaining substantially all of the exposure to economic return
The following table presents information about the transfers of financial assets accounted for as sales with agreements that result in the Bank retaining substantially all of the exposure to the economic return on the transferred assets at the date of sale and remained outstanding as of December 31, 2016, gross cash proceeds received for assets derecognized at the date of sale and the fair values of transferred assets and the types of agreements as of December 31, 2016. There were no such transactions outstanding as of December 31, 2017.
Transfer of financial assets accounted for as sales – by transaction type
	at date of derecognition		end of
	Carrying amount derecognized	Gross cash proceeds received for assets derecognized	Fair value of transferred assets	Gross derivative assets recorded	[1]	Gross derivative liabilities recorded	[1]
2016 (CHF million)
Sales with longevity swaps	277	340	374	556		–
Total transactions outstanding	277	340	374	556	[2]	–
1 Balances presented on a gross basis, before application of counterparty and cash collateral netting.
2 As of December 31, 2016, gross derivative assets of CHF 556 million were included in other products, as disclosed in Note 30 – Derivatives and hedging activities.
Securities sold under repurchase agreements and securities lending transactions accounted for as secured borrowings
The following tables provide the gross obligation relating to securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral by the class of collateral pledged and by remaining contractual maturity as of December 31, 2017 and 2016.
Securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral – by class of collateral pledged
end of	2017	2016
CHF billion
Government debt securities	31.4	29.7
Corporate debt securities	15.1	13.9
Asset-backed securities	5.0	10.3
Equity securities	0.0	1.1
Other	0.6	0.3
Securities sold under repurchase agreements	52.1	55.3
Government debt securities	2.7	2.5
Corporate debt securities	0.4	0.5
Equity securities	4.8	6.0
Other	0.3	0.4
Securities lending transactions	8.2	9.4
Government debt securities	1.8	0.7
Corporate debt securities	0.6	0.4
Equity securities	35.6	31.5
Other	0.1	0.0
Obligation to return securities received as collateral, at fair value	38.1	32.6
Total	98.4	97.3

Securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral – by remaining contractual maturity
			Remaining contractual maturities
end of	On demand	[1]	Up to 30 days	[2]	31-90 days	More than 90 days	Total
2017 (CHF billion)
Securities sold under repurchase agreements	7.2		32.5		5.2	7.2	52.1
Securities lending transactions	5.7		2.2		0.0	0.3	8.2
Obligation to return securities received as collateral, at fair value	37.9		0.0		0.0	0.2	38.1
Total	50.8		34.7		5.2	7.7	98.4
2016 (CHF billion)
Securities sold under repurchase agreements	6.8		32.2		8.4	7.9	55.3
Securities lending transactions	6.7		2.4		0.0	0.3	9.4
Obligation to return securities received as collateral, at fair value	32.2		0.4		0.0	0.0	32.6
Total	45.7		35.0		8.4	8.2	97.3
1 Includes contracts with no contractual maturity that may contain termination arrangements subject to a notice period.
2 Includes overnight transactions.
> Refer to “Note 25 – Offsetting of financial assets and financial liabilities” for further information on the gross amount of securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral and the net amounts disclosed in the consolidated balance sheets.
Variable interest entities
> Refer to “Note 33 – Transfers of financial assets and variable interest entities” in VI – Consolidated financial statements – Credit Suisse Group for further information.
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
The overall average maturity of the conduit’s outstanding CP was approximately 148 days as of December 31, 2017. Alpine was rated A-1(sf) by Standard & Poor’s and P-1(sf) by Moody’s and had exposures in a reverse repurchase agreement, credit card receivables, car loans, commercial paper, student loans and advance financing receivables.
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
Consolidated VIEs in which the Bank was the primary beneficiary
			Financial intermediation
end of	CDO/ CLO	CP Conduit	Securi- tizations	Funds	Loans	Other	Total
2017 (CHF million)
Cash and due from banks	22	0	96	32	70	12	232
Trading assets	17	0	10	179	1,122	20	1,348
Investment securities	0	0	381	0	0	0	381
Other investments	0	0	0	350	1,197	286	1,833
Net loans	0	0	0	3	21	243	267
Premises and equipment	0	0	0	0	128	0	128
Other assets	83	4	1,070	21	31	1,187	2,396
of which loans held-for-sale	83	0	152	0	3	0	238
Total assets of consolidated VIEs	122	4	1,557	585	2,569	1,748	6,585
Trading liabilities	0	0	0	0	3	0	3
Long-term debt	51	0	752	0	26	34	863
Other liabilities	0	0	1	26	111	66	204
Total liabilities of consolidated VIEs	51	0	753	26	140	100	1,070
2016 (CHF million)
Cash and due from banks	43	1	41	52	50	182	369
Trading assets	0	0	0	478	933	1,333	2,744
Investment securities	0	0	511	0	0	0	511
Other investments	0	0	0	228	1,446	332	2,006
Net loans	0	0	0	0	30	254	284
Premises and equipment	0	0	0	0	173	0	173
Other assets	0	1	1,483	48	50	1,034	2,616
of which loans held-for-sale	0	0	415	0	7	0	422
Total assets of consolidated VIEs	43	2	2,035	806	2,682	3,135	8,703
Trading liabilities	0	0	0	0	18	0	18
Short-term borrowings	0	0	0	1	0	0	1
Long-term debt	54	0	1,639	7	57	2	1,759
Other liabilities	0	0	1	15	124	103	243
Total liabilities of consolidated VIEs	54	0	1,640	23	199	105	2,021

Non-consolidated VIEs
Non-consolidated VIE assets are related to the non-consolidated VIEs with which the Bank has variable interests. These amounts represent the assets of the entities themselves and are typically unrelated to the exposures the Bank has with the entity and thus are not amounts that are considered for risk management purposes.
Non-consolidated VIEs
		Financial intermediation
end of	CDO/ CLO	Securi- tizations	Funds	Loans		Other	Total
2017 (CHF million)
Trading assets	746	4,573	1,014	224		2,388	8,945
Net loans	620	1,563	2,438	4,591		328	9,540
Other assets	9	11	55	1		437	513
Total variable interest assets	1,375	6,147	3,507	4,816		3,153	18,998
Maximum exposure to loss	1,375	7,617	3,514	7,061		4,079	23,646
Total assets of non-consolidated VIEs	15,874	64,839	63,504	16,270		6,265	166,752
2016 (CHF million)
Trading assets	440	3,881	1,526	528		191	6,566
Net loans	4	105	2,007	6,588	[1]	608	9,312
Other assets	5	14	4	4		520	547
Total variable interest assets	449	4,000	3,537	7,120	[1]	1,319	16,425
Maximum exposure to loss	449	7,171	3,537	11,169	[1]	1,821	24,147
Total assets of non-consolidated VIEs	9,774	65,820	65,057	34,216	[1]	6,756	181,623
1 Prior period has been corrected.
33 Financial instruments
> Refer to “Note 34 – Financial instruments” in VI – Consolidated financial statements – Credit Suisse Group for further information.

Assets and liabilities measured at fair value on a recurring basis
end of 2017	Level 1	Level 2	Level 3	Netting impact	[1]	Assets measured at net asset value per share	[2]	Total
Assets (CHF million)
Cash and due from banks	0	212	0	–		–		212
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	77,498	0	–		–		77,498
Debt	576	802	0	–		–		1,378
of which corporates	0	726	0	–		–		726
Equity	36,121	529	46	–		–		36,696
Securities received as collateral	36,697	1,331	46	–		–		38,074
Debt	29,827	40,707	2,292	–		–		72,826
of which foreign governments	29,561	4,256	270	–		–		34,087
of which corporates	179	10,292	1,412	–		–		11,883
of which RMBS	0	21,399	320	–		–		21,719
of which CMBS	0	2,501	16	–		–		2,517
of which CDO	0	2,255	126	–		–		2,381
Equity	51,125	3,481	163	–		1,053		55,822
Derivatives	3,577	141,641	3,289	(128,607)		–		19,900
of which interest rate products	1,219	84,932	801	–		–		–
of which foreign exchange products	19	30,302	188	–		–		–
of which equity/index-related products	2,339	18,544	833	–		–		–
of which credit derivatives	0	7,107	634	–		–		–
Other	2,923	2,293	3,010	–		–		8,226
Trading assets	87,452	188,122	8,754	(128,607)		1,053		156,774
Debt	244	1,778	42	–		–		2,064
of which foreign governments	98	1,138	0	–		–		1,236
of which corporates	0	238	0	–		–		238
of which RMBS	0	167	40	–		–		207
of which CMBS	0	171	2	–		–		173
Equity	6	119	0	–		–		125
Investment securities	250	1,897	42	–		–		2,189
Private equity	0	0	29	–		343		372
of which equity funds	0	0	22	–		133		155
Hedge funds	0	0	0	–		391		391
of which debt funds	0	0	0	–		239		239
Other equity investments	25	9	271	–		1,121		1,426
of which private	18	9	271	–		1,121		1,419
Life finance instruments	0	7	1,301	–		–		1,308
Other investments	25	16	1,601	–		1,855		3,497
Loans	0	10,777	4,530	–		–		15,307
of which commercial and industrial loans	0	3,437	2,207	–		–		5,644
of which financial institutions	0	4,890	1,480	–		–		6,370
Other intangible assets (mortgage servicing rights)	0	0	158	–		–		158
Other assets	101	7,570	1,511	(164)		–		9,018
of which loans held-for-sale	0	5,800	1,350	–		–		7,150
Total assets at fair value	124,525	287,423	16,642	(128,771)		2,908		302,727
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

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 2017	Level 1	Level 2	Level 3	Netting impact	[1]	Liabilities measured at net asset value per share	[2]	Total
Liabilities (CHF million)
Due to banks	0	197	0	–		–		197
Customer deposits	0	3,056	455	–		–		3,511
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	15,262	0	–		–		15,262
Debt	576	802	0	–		–		1,378
of which corporates	0	726	0	–		–		726
Equity	36,121	529	46	–		–		36,696
Obligation to return securities received as collateral	36,697	1,331	46	–		–		38,074
Debt	5,160	4,139	2	–		–		9,301
of which foreign governments	5,108	746	0	–		–		5,854
of which corporates	12	3,334	2	–		–		3,348
Equity	14,230	883	55	–		9		15,177
Derivatives	3,731	144,929	3,169	(137,175)		–		14,654
of which interest rate products	1,254	80,290	317	–		–		–
of which foreign exchange products	8	35,707	100	–		–		–
of which equity/index-related products	2,468	20,017	1,301	–		–		–
of which credit derivatives	0	7,982	898	–		–		–
Trading liabilities	23,121	149,951	3,226	(137,175)		9		39,132
Short-term borrowings	0	10,174	845	–		–		11,019
Long-term debt	0	50,121	12,501	–		–		62,622
of which treasury debt over two years	0	936	0	–		–		936
of which structured notes over one year and up to two years	0	6,216	149	–		–		6,365
of which structured notes over two years	0	32,782	12,259	–		–		45,041
of which other debt instruments over two years	0	2,221	61	–		–		2,282
of which other subordinated bonds	0	4,557	0	–		–		4,557
of which non-recourse liabilities	0	833	30	–		–		863
Other liabilities	0	7,356	1,467	(233)		–		8,590
of which failed sales	0	439	223	–		–		662
Total liabilities at fair value	59,818	237,448	18,540	(137,408)		9		178,407
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

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 2016	Level 1	Level 2	Level 3	Netting impact	[1]	Assets measured at net asset value per share	[2]	Total
Assets (CHF million)
Cash and due from banks	0	208	0	–		–		208
Interest-bearing deposits with banks	0	25	1	–		–		26
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	87,157	174	–		–		87,331
Debt	619	418	1	–		–		1,038
of which corporates	1	378	1	–		–		380
Equity	30,706	751	69	–		–		31,526
Securities received as collateral	31,325	1,169	70	–		–		32,564
Debt	29,498	32,200	3,977	–		–		65,675
of which foreign governments	29,226	2,408	292	–		–		31,926
of which corporates	180	12,332	1,674	–		–		14,186
of which RMBS	0	14,153	605	–		–		14,758
of which CMBS	0	2,227	65	–		–		2,292
of which CDO	0	1,074	1,165	–		–		2,239
Equity	58,493	3,795	240	–		1,346		63,874
Derivatives	5,631	224,400	4,305	(207,323)		–		27,013
of which interest rate products	3,074	133,928	748	–		–		–
of which foreign exchange products	18	61,459	355	–		–		–
of which equity/index-related products	2,538	20,777	914	–		–		–
of which credit derivatives	0	7,388	688	–		–		–
Other	2,268	2,319	4,243	–		–		8,830
Trading assets	95,890	262,714	12,765	(207,323)		1,346		165,392
Debt	294	2,032	72	–		–		2,398
of which foreign governments	103	1,240	0	–		–		1,343
of which corporates	0	287	0	–		–		287
of which RMBS	0	425	72	–		–		497
of which CMBS	0	14	0	–		–		14
Equity	3	85	0	–		–		88
Investment securities	297	2,117	72	–		–		2,486
Private equity	0	0	8	–		566		574
of which equity funds	0	0	0	–		232		232
Hedge funds	0	0	0	–		546		546
of which debt funds	0	0	0	–		292		292
Other equity investments	22	64	310	–		984		1,380
of which private	15	64	310	–		984		1,373
Life finance instruments	0	0	1,588	–		–		1,588
Other investments	22	64	1,906	–		2,096		4,088
Loans	0	12,943	6,585	–		–		19,528
of which commercial and industrial loans	0	6,051	3,816	–		–		9,867
of which financial institutions	0	4,403	1,829	–		–		6,232
Other intangible assets (mortgage servicing rights)	0	0	138	–		–		138
Other assets	260	8,396	1,679	(915)		–		9,420
of which loans held-for-sale	0	4,640	1,316	–		–		5,956
Total assets at fair value	127,794	374,793	23,390	(208,238)		3,442		321,181
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

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 2016	Level 1	Level 2	Level 3	Netting impact	[1]	Liabilities measured at net asset value per share	[2]	Total
Liabilities (CHF million)
Due to banks	0	445	0	–		–		445
Customer deposits	0	3,166	410	–		–		3,576
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	19,634	0	–		–		19,634
Debt	619	418	1	–		–		1,038
of which corporates	1	378	1	–		–		380
Equity	30,706	751	69	–		–		31,526
Obligation to return securities received as collateral	31,325	1,169	70	–		–		32,564
Debt	4,376	3,564	23	–		–		7,963
of which foreign governments	4,374	547	0	–		–		4,921
of which corporates	0	2,760	23	–		–		2,783
Equity	16,387	191	41	–		1		16,620
Derivatives	5,407	229,334	3,673	(218,045)		–		20,369
of which interest rate products	2,946	126,298	538	–		–		–
of which foreign exchange products	18	71,017	150	–		–		–
of which equity/index-related products	2,442	22,687	1,181	–		–		–
of which credit derivatives	0	8,350	851	–		–		–
Trading liabilities	26,170	233,089	3,737	(218,045)		1		44,952
Short-term borrowings	0	3,545	516	–		–		4,061
Long-term debt	0	58,555	13,415	–		–		71,970
of which treasury debt over two years	0	3,217	0	–		–		3,217
of which structured notes over one year and up to two years	0	6,852	326	–		–		7,178
of which structured notes over two years	0	39,824	12,434	–		–		52,258
of which other debt instruments over two years	0	2,311	634	–		–		2,945
of which other subordinated bonds	0	4,584	1	–		–		4,585
of which non-recourse liabilities	0	1,742	17	–		–		1,759
Other liabilities	0	8,892	1,679	(1,014)		–		9,557
of which failed sales	0	507	219	–		–		726
Total liabilities at fair value	57,495	328,495	19,827	(219,059)		1		186,759
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

Transfers between level 1 and level 2
in	2017		2016
	Transfers to level 1 out of level 2	Transfers out of level 1 to level 2	Transfers to level 1 out of level 2	Transfers out of level 1 to level 2
Assets (CHF million)
Securities received as collateral	0	136	0	0
Debt	16	237	2,012	1,698
Equity	924	412	723	1,074
Derivatives	3,202	13	3,404	0
Trading assets	4,142	662	6,139	2,772
Liabilities (CHF million)
Obligations to return securities received as collateral	0	136	0	0
Debt	3	44	2	46
Equity	102	165	108	166
Derivatives	3,814	91	4,047	29
Trading liabilities	3,919	300	4,157	241

Assets and liabilities measured at fair value on a recurring basis for level 3
								Trading revenues			Other revenues			Accumulated other comprehensive income
2017	Balance at beginning of period	Transfers in	Transfers out	Purchases	Sales	Issuances	Settlements	On transfers in / out	[1]	On all other	On transfers in / out	[1]	On all other	On transfers in / out	On all other	Foreign currency translation impact	Balance at end of period
Assets (CHF million)
Interest-bearing deposits with banks	1	40	0	0	(41)	0	0	0		0	0		0	0	0	0	0
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	174	0	0	0	0	26	(193)	0		0	0		0	0	0	(7)	0
Securities received as collateral	70	3	(1)	65	(86)	0	0	0		0	0		0	0	0	(5)	46
Debt	3,977	608	(1,074)	2,747	(3,705)	0	0	(4)		(80)	6		1	0	0	(184)	2,292
of which corporates	1,674	276	(654)	2,203	(2,005)	0	0	(4)		14	6		0	0	0	(98)	1,412
of which RMBS	605	280	(229)	85	(305)	0	0	3		(95)	0		0	0	0	(24)	320
of which CMBS	65	6	(17)	2	(13)	0	0	(3)		(21)	0		0	0	0	(3)	16
of which CDO	1,165	39	(157)	174	(1,047)	0	0	0		(16)	0		0	0	0	(32)	126
Equity	240	49	(35)	146	(260)	0	0	0		33	0		0	0	0	(10)	163
Derivatives	4,305	416	(839)	0	0	1,317	(1,817)	123		(63)	0		0	0	0	(153)	3,289
of which interest rate products	748	56	(53)	0	0	118	(183)	6		104	0		0	0	0	5	801
of which equity/index-related products	914	142	(98)	0	0	443	(597)	14		58	0		0	0	0	(43)	833
of which credit derivatives	688	216	(252)	0	0	381	(297)	38		(110)	0		0	0	0	(30)	634
Other	4,243	86	(98)	12,917	(14,067)	0	(251)	2		362	0		0	0	0	(184)	3,010
Trading assets	12,765	1,159	(2,046)	15,810	(18,032)	1,317	(2,068)	121		252	6		1	0	0	(531)	8,754
Investment securities	72	0	(17)	100	(113)	0	(90)	(1)		95	0		0	0	0	(4)	42
Equity	318	23	(22)	139	(144)	0	0	0		(7)	0		9	0	0	(16)	300
Life finance instruments	1,588	0	0	185	(418)	0	0	0		16	0		0	0	0	(70)	1,301
Other investments	1,906	23	(22)	324	(562)	0	0	0		9	0		9	0	0	(86)	1,601
Loans	6,585	1,130	(947)	106	(580)	1,151	(2,743)	15		85	0		0	0	0	(272)	4,530
of which commercial and industrial loans	3,816	448	(482)	71	(395)	590	(1,705)	(2)		21	0		0	0	0	(155)	2,207
of which financial institutions	1,829	352	(126)	33	(176)	444	(821)	28		(6)	0		0	0	0	(77)	1,480
Other intangible assets (mortgage servicing rights)	138	0	0	23	(1)	0	0	0		0	0		4	0	0	(6)	158
Other assets	1,679	347	(132)	759	(1,056)	1,054	(885)	(1)		(172)	0		(4)	0	0	(78)	1,511
of which loans held-for-sale [2]	1,316	286	(113)	667	(904)	1,053	(885)	(2)		0	0		(4)	0	0	(64)	1,350
Total assets at fair value	23,390	2,702	(3,165)	17,187	(20,471)	3,548	(5,979)	134		269	6		10	0	0	(989)	16,642
Liabilities (CHF million)
Customer deposits	410	0	0	0	0	35	(3)	0		(61)	0		0	0	42	32	455
Obligation to return securities received as collateral	70	3	(1)	65	(86)	0	0	0		0	0		0	0	0	(5)	46
Trading liabilities	3,737	566	(1,049)	113	(134)	1,193	(1,625)	140		461	0		(9)	0	0	(167)	3,226
of which interest rate derivatives	538	57	(36)	0	0	45	(258)	6		(14)	0		0	0	0	(21)	317
of which foreign exchange derivatives	150	11	(1)	0	0	9	(12)	0		(52)	0		0	0	0	(5)	100
of which equity/index-related derivatives	1,181	54	(188)	0	0	543	(692)	17		441	0		0	0	0	(55)	1,301
of which credit derivatives	851	377	(392)	0	0	350	(376)	61		66	0		0	0	0	(39)	898
Short-term borrowings	516	95	(172)	0	0	865	(472)	(2)		19	4		10	0	6	(24)	845
Long-term debt	13,415	1,172	(3,004)	0	0	4,540	(4,479)	(12)		1,400	0		0	88	21	(640)	12,501
of which structured notes over two years	12,434	995	(2,886)	0	0	3,913	(3,079)	(14)		1,390	0		0	87	17	(598)	12,259
Other liabilities	1,679	150	(102)	211	(304)	7	(398)	(25)		(8)	0		327	0	0	(70)	1,467
of which failed sales	219	80	(70)	189	(218)	0	0	(7)		40	0		0	0	0	(10)	223
Total liabilities at fair value	19,827	1,986	(4,328)	389	(524)	6,640	(6,977)	101		1,811	4		328	88	69	(874)	18,540
Net assets/(liabilities) at fair value	3,563	716	1,163	16,798	(19,947)	(3,092)	998	33		(1,542)	2		(318)	(88)	(69)	(115)	(1,898)
1 For all transfers to level 3 or out of level 3, the Bank determines and discloses as level 3 events only gains or losses through the last day of the reporting period.
2
Includes unrealized losses recorded in trading revenues of CHF (39) million primarily related to subprime exposures in securitized products business and market movements across the wider loans held-for-sale portfolio.

476 / 477

Assets and liabilities measured at fair value on a recurring basis for level 3 (continued)
								Trading revenues			Other revenues			Accumulated other comprehensive income
2016	Balance at beginning of period	Transfers in	Transfers out	Purchases	Sales	Issuances	Settlements	On transfers in / out	[1]	On all other	On transfers in / out	[1]	On all other	On transfers in / out	On all other	Foreign currency translation impact	Balance at end of period
Assets (CHF million)
Interest-bearing deposits with banks				49	(49)					1				0	0		1
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	158	0	0	0	0	279	(270)	0		1	0		0	0	0	6	174
Securities received as collateral	0	0	0	100	(33)	0	0	0		0	0		0	0	0	3	70
Debt	4,564	1,574	(1,487)	3,753	(4,514)	0	0	(1)		(134)	0		10	0	0	212	3,977
of which corporates	1,746	836	(677)	2,642	(2,945)	0	0	0		(42)	0		8	0	0	106	1,674
of which RMBS	814	587	(573)	525	(668)	0	0	(6)		(91)	0		0	0	0	17	605
of which CMBS	215	26	(12)	51	(169)	0	0	(1)		(45)	0		0	0	0	0	65
of which CDO	1,298	82	(166)	488	(578)	0	0	2		2	0		2	0	0	35	1,165
Equity	871	111	(136)	527	(1,057)	0	0	(45)		(38)	0		0	0	0	7	240
Derivatives	4,831	1,683	(1,017)	0	0	1,484	(2,972)	7		173	0		(22)	0	0	138	4,305
of which interest rate products	791	48	(60)	0	0	130	(293)	0		117	0		0	0	0	15	748
of which equity/index-related products	936	282	(328)	0	0	428	(473)	9		32	0		(22)	0	0	50	914
of which credit derivatives	1,568	961	(617)	0	0	543	(1,710)	1		(64)	0		0	0	0	6	688
Other	4,266	858	(1,221)	3,848	(3,644)	0	(314)	7		290	0		0	0	0	153	4,243
Trading assets	14,532	4,226	(3,861)	8,128	(9,215)	1,484	(3,286)	(32)		291	0		(12)	0	0	510	12,765
Investment securities	148	18	(38)	95	(121)	0	(124)	(10)		100	0		0	0	0	4	72
Equity	365	8	(2)	123	(258)	0	0	0		31	0		22	0	0	29	318
Life finance instruments	1,669	0	0	186	(353)	0	0	0		33	0		0	0	0	53	1,588
Other investments	2,034	8	(2)	309	(611)	0	0	0		64	0		22	0	0	82	1,906
Loans	8,950	969	(1,942)	524	(1,443)	3,574	(4,281)	(43)		(11)	0		0	0	0	288	6,585
of which commercial and industrial loans	5,735	486	(583)	97	(1,007)	1,994	(2,987)	(14)		(74)	0		0	0	0	169	3,816
of which financial institutions	1,729	77	(348)	335	(348)	974	(701)	1		41	0		0	0	0	69	1,829
Other intangible assets (mortgage servicing rights)	112	0	0	16	(1)	0	0	0		0	0		6	0	0	5	138
Other assets	7,087	572	(1,497)	2,464	(6,801)	898	(975)	(46)		(208)	0		(9)	0	0	194	1,679
of which loans held-for-sale	6,768	355	(1,251)	2,192	(6,696)	898	(975)	(59)		(88)	0		(8)	0	0	180	1,316
Total assets at fair value	33,021	5,793	(7,340)	11,685	(18,274)	6,235	(8,936)	(131)		238	0		7	0	0	1,092	23,390
Liabilities (CHF million)
Customer deposits	254	0	(41)	0	0	240	(20)	0		(64)	0		0	0	41	0	410
Obligation to return securities received as collateral	0	0	0	100	(33)	0	0	0		0	0		0	0	0	3	70
Trading liabilities	4,615	1,588	(1,026)	51	(52)	1,259	(3,494)	100		589	0		(12)	0	0	119	3,737
of which interest rate derivatives	578	87	(28)	0	0	141	(244)	14		(25)	0		0	0	0	15	538
of which foreign exchange derivatives	329	55	(5)	0	0	14	(408)	2		160	0		0	0	0	3	150
of which equity/index-related derivatives	1,347	130	(293)	0	0	423	(748)	32		227	0		0	0	0	63	1,181
of which credit derivatives	1,757	940	(689)	0	0	421	(1,806)	50		162	0		0	0	0	16	851
Short-term borrowings	72	45	(30)	0	0	598	(205)	1		17	(3)		3	0	0	18	516
Long-term debt	14,123	3,865	(2,393)	0	0	4,510	(7,149)	(64)		(124)	0		0	1	240	406	13,415
of which structured notes over two years	9,924	3,484	(2,166)	0	0	4,044	(3,004)	(78)		(403)	0		0	1	240	392	12,434
Other liabilities	2,483	208	(226)	219	(376)	17	(611)	(72)		(160)	(1)		139	0	0	59	1,679
of which failed sales	454	44	(121)	142	(308)	0	0	(3)		3	0		0	0	0	8	219
Total liabilities at fair value	21,547	5,706	(3,716)	370	(461)	6,624	(11,479)	(35)		258	(4)		130	1	281	605	19,827
Net assets/(liabilities) at fair value	11,474	87	(3,624)	11,315	(17,813)	(389)	2,543	(96)		(20)	4		(123)	(1)	(281)	487	3,563
1 For all transfers to level 3 or out of level 3, the Bank determines and discloses as level 3 events only gains or losses through the last day of the reporting period.
478 / 479

Gains and losses on assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3)
in	2017				2016
	Trading revenues	Other revenues	Total revenues		Trading revenues	Other revenues	Total revenues
Gains and losses on assets and liabilities (CHF million)
Net realized/unrealized gains/(losses) included in net revenues	(1,509)	(316)	(1,825)	[1]	(116)	(119)	(235)	[1]
Whereof:
Unrealized gains/(losses) relating to assets and liabilities still held as of the reporting date	(2,088)	20	(2,068)		123	29	152
1 Excludes net realized/unrealized gains/(losses) attributable to foreign currency translation impact.
Quantitative information about level 3 assets at fair value
end of 2017	Fair value	Valuation technique	Unobservable input	Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Interest-bearing deposits with banks	0	–	–	–	–	–
Securities received as collateral	46	–	–	–	–	–
Debt	2,292
of which corporates	1,412
of which	387	Option model	Correlation, in %	(60)	98	55
of which	545	Market comparable	Price, in %	0	139	84
of which	444	Discounted cash flow	Credit spread, in bp	37	952	230
of which RMBS	320	Discounted cash flow	Discount rate, in %	1	24	11
			Prepayment rate, in %	1	36	10
			Default rate, in %	0	12	4
			Loss severity, in %	0	100	57
of which CMBS	16	Discounted cash flow	Capitalization rate, in %	14	14	14
			Discount rate, in %	8	16	14
			Prepayment rate, in %	0	5	4
of which CDO	126	Discounted cash flow	Discount rate, in %	5	13	8
			Prepayment rate, in %	5	20	13
			Credit spread, in bp	464	669	553
			Default rate, in %	2	5	3
			Loss severity, in %	0	80	34
Equity	163
of which	67	Vendor price	Price, in actuals	0	2,080	10
of which	81	Market comparable	EBITDA multiple	2	9	7
			Price, in %	18	100	67
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

Quantitative information about level 3 assets at fair value (continued)
end of 2017	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Derivatives	3,289
of which interest rate products	801	Option model	Correlation, in %		20	100	72
			Prepayment rate, in %		6	34	17
			Volatility skew, in %		(4)	1	(1)
of which equity/index-related products	833	Option model	Correlation, in %		(60)	98	65
			Volatility, in %		0	105	64
			Buyback probability, in %	[2]	50	100	90
			Gap risk, in %	[3]	0	2	1
of which credit derivatives	634	Discounted cash flow	Credit spread, in bp		1	956	217
			Recovery rate, in %		0	45	20
			Discount rate, in %		3	50	16
			Default rate, in %		1	20	5
			Loss severity, in %		1	100	64
			Correlation, in %		97	97	97
			Prepayment rate, in %		0	14	6
Other	3,010
of which	1,605	Market comparable	Price, in %		0	110	23
of which	1,095	Discounted cash flow	Market implied life expectancy, in years		3	18	8
Trading assets	8,754
Investment securities	42	–	–		–	–	–
Private equity	29	–	–		–	–	–
Other equity investments	271	–	–		–	–	–
Life finance instruments	1,301	Discounted cash flow	Market implied life expectancy, in years		2	18	6
Other investments	1,601
Loans	4,530
of which commercial and industrial loans	2,207
of which	1,924	Discounted cash flow	Credit spread, in bp		89	1,116	420
of which	250	Market comparable	Price, in %		0	99	56
of which financial institutions	1,480
of which	1,426	Discounted cash flow	Credit spread, in bp		43	1,430	371
Other intangible assets (mortgage servicing rights)	158	–	–		–	–	–
Other assets	1,511
of which loans held-for-sale	1,350
of which	849	Discounted cash flow	Credit spread, in bp		117	973	292
			Recovery rate, in %		18	87	73
of which	280	Market comparable	Price, in %		0	102	88
Total level 3 assets at fair value	16,642
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
3 Risk of unexpected large declines in the underlying values occuring between collateral settlement dates.

Quantitative information about level 3 liabilities at fair value
end of 2017	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Customer deposits	455	–	–		–	–	–
Obligation to return securities received as collateral	46	–	–		–	–	–
Trading liabilities	3,226
of which interest rate derivatives	317
of which	205	Option model	Basis spread, in bp		(25)	52	19
			Correlation, in %		20	100	60
			Prepayment rate, in %		6	34	9
of which	81	Market comparable	Price, in %		1	102	44
of which foreign exchange derivatives	100
of which	64	Option model	Correlation, in %		(10)	70	51
			Prepayment rate, in %		27	34	30
of which	7	Discounted cash flow	Contingent probability, in %		95	95	95
of which equity/index-related derivatives	1,301
of which	947	Option model	Correlation, in %		(60)	98	55
			Volatility, in %		0	105	25
			Buyback probability, in %	[2]	50	100	90
of which	62	Vendor price	Price, in actuals		0	53	18
of which credit derivatives	898	Discounted cash flow	Credit spread, in bp		2	973	172
			Discount rate, in %		3	50	16
			Default rate, in %		1	20	5
			Recovery rate, in %		10	60	38
			Loss severity, in %		25	100	67
			Correlation, in %		38	85	54
			Prepayment rate, in %		0	20	7
			Term TRS/repo spread, in bp		176	176	176
Short-term borrowings	845
of which	288	Option model	Correlation, in %		(40)	98	60
			Volatility, in %		4	105	26
of which	527	Discounted cash flow	Credit spread, in bp		2	278	175
			Recovery rate, in %		25	40	29
of which	24	Market comparable	Price, in %		11	47	47
Long-term debt	12,501
of which structured notes over two years	12,259
of which	9,739	Option model	Correlation, in %		(60)	99	55
			Volatility, in %		0	105	21
			Buyback probability, in %	[2]	50	100	90
			Gap risk, in %	[3]	0	2	1
			Mean reversion, in %	[4]	(14)	(1)	(6)
of which	1,571	Discounted cash flow	Credit spread, in bp		2	729	105
Other liabilities	1,467
of which failed sales	223
of which	122	Market comparable	Price, in %		0	100	51
of which	25	Discounted cash flow	Credit spread, in bp		1,430	1,430	1,430
Total level 3 liabilities at fair value	18,540
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
4 Management's best estimate of the speed at which interest rates will revert to the long-term average.

Fair value, unfunded commitments and term of redemption conditions
end of	2017							2016
	Non- redeemable		Redeemable		Total fair value	Unfunded commit- ments		Non- redeemable		Redeemable		Total fair value	Unfunded commit- ments
Fair value and unfunded commitments (CHF million)
Debt funds	0		0		0	0		0		0		0	0
Equity funds	61		992	[1]	1,053	0		65		1,281	[1]	1,346	0
Equity funds sold short	0		(9)		(9)	0		0		(1)		(1)	0
Total funds held in trading assets and liabilities	61		983		1,044	0		65		1,280		1,345	0
Debt funds	164		75		239	0		215		77		292	0
Equity funds	2		53		55	0		2		51		53	0
Others	2		95		97	9		0		201		201	0
Hedge funds	168		223	[3]	391	9		217		329	[3]	546	0
Debt funds	1		0		1	0		5		0		5	20
Equity funds	133		0		133	63		232		0		232	41
Real estate funds	178		0		178	44		212		0		212	50
Others	31		0		31	16		117		0		117	58
Private equities	343		0		343	123		566		0		566	169
Equity method investments	71		1,050		1,121	5		349		635		984	218
Total funds held in other investments	582		1,273		1,855	137		1,132		964		2,096	387
Total fair value	643	[5]	2,256	[6]	2,899	137	[7]	1,197	[5]	2,244	[6]	3,441	387	[7]
1
54% of the redeemable fair value amount of equity funds is redeemable on demand with a notice period primarily of less than 30 days, 35% is redeemable on a monthly basis with a notice period primarily of less than 30 days, 9% is redeemable on a quarterly basis with a notice period primarily of more than 45 days, and 2% is redeemable on an annual basis with a notice period primarily of more than 60 days.

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

3
51% of the redeemable fair value amount of hedge funds is redeemable on a quarterly basis with a notice period primarily of more than 45 days, 43% is redeemable on a monthly basis with a notice period primarily of less than 30 days, and 6% is redeemable on demand with a notice period primarily of less than 30 days.

4
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

5 Includes CHF 229 million and CHF 334 million attributable to noncontrolling interests in 2017 and 2016, respectively.
6 Includes CHF 167 million and CHF 231 million attributable to noncontrolling interests in 2017 and 2016, respectively.
7 Includes CHF 53 million and CHF 88 million attributable to noncontrolling interests in 2017 and 2016, respectively.
Nonrecurring fair value changes
end of	2017	2016
Assets held-for-sale recorded at fair value on a nonrecurring basis (CHF billion)
Assets held-for-sale recorded at fair value on a nonrecurring basis	0.1	0.1
of which level 2	0.1	0.1

Difference between the aggregate fair value and the aggregate unpaid principal balances of loans and financial instruments
end of	2017			2016
	Aggregate fair value	Aggregate unpaid principal	Difference	Aggregate fair value	Aggregate unpaid principal	Difference
Loans (CHF million)
Non-interest-earning loans	708	3,375	(2,667)	1,276	4,495	(3,219)
Financial instruments (CHF million)
Interest-bearing deposits with banks	0	0	0	26	25	1
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	77,498	76,643	855	87,331	87,208	123
Loans	15,307	15,372	(65)	19,528	20,144	(616)
Other assets [1]	8,468	10,910	(2,442)	8,369	11,296	(2,927)
Due to banks and customer deposits	(907)	(861)	(46)	(1,120)	(1,059)	(61)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(15,262)	(15,180)	(82)	(19,634)	(19,638)	4
Short-term borrowings	(11,019)	(11,104)	85	(4,061)	(4,017)	(44)
Long-term debt	(62,622)	(62,813)	191	(71,970)	(75,106)	3,136
Other liabilities	(661)	(1,716)	1,055	(727)	(2,331)	1,604
1 Primarily loans held-for-sale.
Gains and losses on financial instruments
in	2017		2016		2015
	Net gains/ (losses)		Net gains/ (losses)		Net gains/ (losses)
Financial instruments (CHF million)
Interest-bearing deposits with banks	13	[1]	4	[1]	(38)	[2]
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	1,493	[1]	1,440	[1]	1,279	[1]
Other investments	215	[2]	214	[2]	240	[3]
of which related to credit risk	(4)		(3)		0
Loans	1,542	[1]	1,643	[1]	439	[1]
of which related to credit risk	7		(16)		(236)
Other assets	480	[1]	(507)	[2]	111	[1]
of which related to credit risk	96		(200)		(511)
Due to banks and customer deposits	1	[2]	(12)	[1]	4	[2]
of which related to credit risk	5		(22)		19
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(118)	[1]	(112)	[1]	55	[2]
Short-term borrowings	(512)	[2]	323	[2]	439	[2]
Long-term debt	(6,615)	[2]	(1,136)	[2]	5,398	[2]
of which related to credit risk	(32)		22		224	[4]
Other liabilities	181	[3]	443	[2]	314	[3]
of which related to credit risk	88		312		(95)
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

Own credit gains/(losses) on fair value option elected instruments recorded in AOCI
	Gains/(losses) recorded into AOCI			[1]	Gains/(losses) recorded in AOCI transferred to net income		[1]
in	2017	Cumulative	2016		2017	2016
Financial instruments (CHF million)
Deposits	(15)	(50)	(36)		0	0
Short-term borrowings	(63)	(63)	(1)		0	0
Long-term debt	(1,768)	(2,429)	(1,187)		32	0
of which treasury debt over two years	(513)	(544)	(271)		0	0
of which structured notes over two years	(1,246)	(1,872)	(892)		27	0
Total	(1,846)	(2,542)	(1,224)		32	0
1 Amounts are reflected gross of tax.
Carrying value and fair value of financial instruments not carried at fair value
	Carrying value	Fair value
end of		Level 1	Level 2	Level 3	Total
2017 (CHF million)
Financial assets
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	37,848	0	37,848	0	37,848
Loans	264,181	0	268,380	3,212	271,592
Other financial assets [1]	170,687	109,414	60,518	1,108	171,040
Financial liabilities
Due to banks and deposits	374,006	202,164	171,831	0	373,995
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	11,233	0	11,233	0	11,233
Short-term borrowings	15,359	0	15,359	0	15,359
Long-term debt	109,420	0	112,564	235	112,799
Other financial liabilities [2]	61,701	0	61,543	146	61,689
2016 (CHF million)
Financial assets
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	47,797	0	47,797	0	47,797
Loans	259,211	0	262,766	4,602	267,368
Other financial assets [1]	175,011	122,217	51,710	1,435	175,362
Financial liabilities
Due to banks and deposits	383,289	200,534	182,803	0	383,337
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	13,671	0	13,671	0	13,671
Short-term borrowings	11,324	0	11,327	0	11,327
Long-term debt	120,525	0	122,290	521	122,811
Other financial liabilities [2]	62,436	1,595	60,720	117	62,432
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
Assets pledged
end of	2017	2016
Assets pledged (CHF million)
Total assets pledged or assigned as collateral	130,038	122,811
of which encumbered	73,189	83,478
Collateral
The Bank receives cash and securities in connection with resale agreements, securities borrowing and loans, derivative transactions and margined broker loans. A significant portion of the collateral and securities received by the Bank was sold or repledged in connection with repurchase agreements, securities sold not yet purchased, securities borrowings and loans, pledges to clearing organizations, segregation requirements under securities laws and regulations, derivative transactions and bank loans.
Collateral
end of	2017	2016
Collateral (CHF million)
Fair value of collateral received with the right to sell or repledge	433,190	402,702
of which sold or repledged	212,155	184,078
Other information
end of	2017	2016
Other information (CHF million)
Cash and securities restricted under foreign banking regulations	26,928	27,590
Swiss National Bank required minimum liquidity reserves	2,043	2,001
> Refer to “Note 35 – Assets pledged and collateral” in VI – Consolidated financial statements – Credit Suisse Group for further information.

35 Capital adequacy
Effective January 1, 2013, the >>>Basel III framework was implemented in Switzerland along with the Swiss >>>“Too Big to Fail” legislation and regulations thereunder (Swiss Requirements). The Bank, which is subject to regulation by >>>FINMA, has based its capital adequacy calculations on US GAAP financial statements, as permitted by FINMA Circular 2013/1.
As of December 31, 2017 and 2016, the Bank’s current capital position exceeds its capital requirements under the regulatory provisions outlined under Swiss Requirements.
> Refer to “Note 36 – Capital adequacy” in VI – Consolidated financial statements – Credit Suisse Group for further information.
Broker-dealer operations
Certain of the Bank’s broker-dealer subsidiaries are also subject to capital adequacy requirements. As of December 31, 2017 and 2016, the Bank and its subsidiaries complied with all applicable regulatory capital adequacy requirements.
Dividend restrictions
Certain of the Bank’s subsidiaries are subject to legal restrictions governing the amount of dividends they can pay (for example, pursuant to corporate law as defined by the Swiss Code of Obligations).
As of December 31, 2017 and 2016, Credit Suisse AG was not subject to restrictions on its ability to pay the proposed dividends.
Swiss capital and leverage metrics
	Phase-in
end of	2017	2016
Swiss capital (CHF million)
Swiss CET1 capital	38,288	37,196
Going concern capital	53,995	52,344
Gone concern capital	35,771	26,904
Total loss-absorbing capacity (TLAC)	89,766	79,248
Swiss risk-weighted assets and leverage exposure (CHF million)
Swiss risk-weighted assets	273,332	271,359
Leverage exposure	921,793	958,296
Swiss capital ratios (%)
Swiss CET1 ratio	14.0	13.7
Going concern capital ratio	19.8	19.3
Gone concern capital ratio	13.1	9.9
TLAC ratio	32.8	29.2
Swiss leverage ratios (%)
Swiss CET1 leverage ratio	4.2	3.9
Going concern leverage ratio	5.9	5.5
Gone concern leverage ratio	3.9	2.8
TLAC leverage ratio	9.7	8.3
Swiss capital ratio requirements (%)
Swiss CET1 ratio requirement	9.0	8.125
Going concern capital ratio requirement	12.0	10.75
Gone concern capital ratio requirement	6.2	3.5
TLAC ratio requirement	18.2	14.25
Swiss leverage ratio requirements (%)
Swiss CET1 leverage ratio requirement	2.6	2.3
Going concern leverage ratio requirement	3.5	3.0
Gone concern leverage ratio requirement	2.0	1.0
TLAC leverage ratio requirement	5.5	4.0

36 Assets under management
The following disclosure provides information regarding client assets, assets under management and net new assets as regulated by the >>>FINMA.
> Refer to “Note 37 – Assets under management” in VI – Consolidated financial statements – Credit Suisse Group for further information.
Assets under management
end of	2017	2016
Assets under management (CHF billion)
Assets in collective investment instruments managed by Credit Suisse	177.4	158.5
Assets with discretionary mandates	267.3	238.6
Other assets under management	923.6	846.8
Assets under management (including double counting)	1,368.3	1,243.9
of which double counting	44.6	31.3
Changes in assets under management
	2017	2016
Assets under management (CHF billion)
Assets under management at beginning of period [1]	1,243.9	1,214.1
Net new assets/(net asset outflows)	36.2	26.3
Market movements, interest, dividends and foreign exchange	87.6	34.7
of which market movements, interest and dividends [2]	89.8	16.2
of which foreign exchange	(2.2)	18.5
Other effects	0.6	(31.2)
Assets under management at end of period	1,368.3	1,243.9
1 Including double counting.
2 Net of commissions and other expenses and net of interest expenses charged.
37 Litigation
> Refer to “Note 38 – Litigation” in VI – Consolidated financial statements – Credit Suisse Group for further information.

38 Significant subsidiaries and equity method investments
Significant subsidiaries
Equity interest in %	Company name	Domicile	Currency	Nominal capital in million
as of December 31, 2017
	Credit Suisse AG
100	AJP Cayman Ltd.	George Town, Cayman Islands	JPY	8,025.6
100	Alpine Securitization LTD	George Town, Cayman Islands	USD	0.0
100	Asset Management Finance LLC	Wilmington, United States	USD	341.8
100	Banco Credit Suisse (Brasil) S.A.	São Paulo, Brazil	BRL	53.6
100	Banco Credit Suisse (México), S.A.	Mexico City, Mexico	MXN	1,716.7
100	Banco de Investimentos Credit Suisse (Brasil) S.A.	São Paulo, Brazil	BRL	164.8
100	BANK-now AG	Horgen, Switzerland	CHF	30.0
100	Boston Re Ltd.	Hamilton, Bermuda	USD	2.0
100	Column Financial, Inc.	Wilmington, United States	USD	0.0
100	Credit Suisse (Australia) Limited	Sydney, Australia	AUD	34.1
100	Credit Suisse (Brasil) S.A. Corretora de Titulos e Valores Mobiliários	São Paulo, Brazil	BRL	98.4
100	Credit Suisse (Deutschland) Aktiengesellschaft	Frankfurt, Germany	EUR	130.0
100	Credit Suisse (Hong Kong) Limited	Hong Kong, China	HKD	13,758.0
100	Credit Suisse (Italy) S.p.A.	Milan, Italy	EUR	139.6
100	Credit Suisse (Luxembourg) S.A.	Luxembourg, Luxembourg	CHF	230.9
100	Credit Suisse (Qatar) LLC	Doha, Qatar	USD	29.0
100	Credit Suisse (Schweiz) AG	Zurich, Switzerland	CHF	100.0
100	Credit Suisse (Singapore) Limited	Singapore, Singapore	SGD	743.3
100	Credit Suisse (UK) Limited	London, United Kingdom	GBP	245.2
100	Credit Suisse (USA), Inc.	Wilmington, United States	USD	0.0
100	Credit Suisse Asset Management (UK) Holding Limited	London, United Kingdom	GBP	144.2
100	Credit Suisse Asset Management Immobilien Kapitalanlagegesellschaft GmbH	Frankfurt, Germany	EUR	6.1
100	Credit Suisse Asset Management International Holding Ltd	Zurich, Switzerland	CHF	20.0
100	Credit Suisse Asset Management Investments Ltd	Zurich, Switzerland	CHF	0.1
100	Credit Suisse Asset Management Limited	London, United Kingdom	GBP	45.0
100	Credit Suisse Asset Management, LLC	Wilmington, United States	USD	1,086.8
100	Credit Suisse Atlas I Investments (Luxembourg) S.à.r.l.	Luxembourg, Luxembourg	USD	0.0
100	Credit Suisse Business Analytics (India) Private Limited	Mumbai, India	INR	40.0
100	Credit Suisse Capital LLC	Wilmington, United States	USD	937.6
100	Credit Suisse Energy LLC	Wilmington, United States	USD	0.0
100	Credit Suisse Equities (Australia) Limited	Sydney, Australia	AUD	62.5
100	Credit Suisse Finance (India) Private Limited	Mumbai, India	INR	1,050.1
100	Credit Suisse First Boston (Latam Holdings) LLC	George Town, Cayman Islands	USD	23.8
100	Credit Suisse First Boston Finance B.V.	Amsterdam, The Netherlands	EUR	0.0
100	Credit Suisse First Boston Mortgage Capital LLC	Wilmington, United States	USD	356.6

Significant subsidiaries (continued)
Equity interest in %		Company name	Domicile	Currency	Nominal capital in million
100		Credit Suisse First Boston Next Fund, Inc.	Wilmington, United States	USD	10.0
100		Credit Suisse Fund Management S.A.	Luxembourg, Luxembourg	CHF	0.3
100		Credit Suisse Fund Services (Luxembourg) S.A.	Luxembourg, Luxembourg	CHF	1.5
100		Credit Suisse Funds AG	Zurich, Switzerland	CHF	7.0
100		Credit Suisse Group Finance (U.S.) Inc.	Wilmington, United States	USD	100.0
100		Credit Suisse Hedging-Griffo Corretora de Valores S.A.	São Paulo, Brazil	BRL	29.6
100		Credit Suisse Holding Europe (Luxembourg) S.A.	Luxembourg, Luxembourg	CHF	32.6
100		Credit Suisse Holdings (Australia) Limited	Sydney, Australia	AUD	42.0
100	[1]	Credit Suisse Holdings (USA), Inc.	Wilmington, United States	USD	550.0
100		Credit Suisse InvestLab AG	Zurich, Switzerland	CHF	1.0
100		Credit Suisse Istanbul Menkul Degerler A.S.	Istanbul, Turkey	TRY	6.8
100		Credit Suisse Leasing 92A, L.P.	Wilmington, United States	USD	43.9
100		Credit Suisse Life & Pensions AG	Vaduz, Liechtenstein	CHF	15.0
100		Credit Suisse Life (Bermuda) Ltd.	Hamilton, Bermuda	USD	1.0
100		Credit Suisse Loan Funding LLC	Wilmington, United States	USD	0.0
100		Credit Suisse Management LLC	Wilmington, United States	USD	896.4
100		Credit Suisse Prime Securities Services (USA) LLC	Wilmington, United States	USD	263.3
100		Credit Suisse Principal Investments Limited	George Town, Cayman Islands	JPY	3,324.0
100		Credit Suisse Private Equity, LLC	Wilmington, United States	USD	42.2
100		Credit Suisse PSL GmbH	Zurich, Switzerland	CHF	0.0
100		Credit Suisse Saudi Arabia	Riyadh, Saudi Arabia	SAR	625.0
100		Credit Suisse Securities (Canada), Inc.	Toronto, Canada	CAD	3.4
100		Credit Suisse Securities (Europe) Limited	London, United Kingdom	USD	3,859.3
100		Credit Suisse Securities (Hong Kong) Limited	Hong Kong, China	HKD	2,080.9
100		Credit Suisse Securities (India) Private Limited	Mumbai, India	INR	2,214.7
100		Credit Suisse Securities (Japan) Limited	Tokyo, Japan	JPY	78,100.0
100		Credit Suisse Securities (Johannesburg) Proprietary Limited	Johannesburg, South Africa	ZAR	0.0
100		Credit Suisse Securities (Malaysia) Sdn. Bhd.	Kuala Lumpur, Malaysia	MYR	100.0
100		Credit Suisse Securities (Moscow)	Moscow, Russia	RUB	97.1
100		Credit Suisse Securities (Singapore) Pte Limited	Singapore, Singapore	SGD	30.0
100		Credit Suisse Securities (Thailand) Limited	Bangkok, Thailand	THB	500.0
100		Credit Suisse Securities (USA) LLC	Wilmington, United States	USD	1,131.7
100		Credit Suisse Services (India) Private Limited	Pune, India	INR	0.1
100		Credit Suisse Services (USA) LLC	Wilmington, United States	USD	0.0
100		CS Non-Traditional Products Ltd.	Nassau, Bahamas	USD	0.1
100		CSAM Americas Holding Corp.	Wilmington, United States	USD	0.0
100		DLJ Merchant Banking Funding, Inc	Wilmington, United States	USD	0.0
100		DLJ Mortgage Capital, Inc.	Wilmington, United States	USD	0.0
100		Fides Treasury Services AG	Zurich, Switzerland	CHF	2.0
100		JSC "Bank Credit Suisse (Moscow)"	Moscow, Russia	USD	37.8
100		Merban Equity AG	Zug, Switzerland	CHF	0.1
100		Merchant Holding, LLC	Wilmington, United States	USD	0.0
100		Neue Argauer Bank AG	Aarau, Switzerland	CHF	134.1
100		Solar Investco II Ltd.	George Town, Cayman Islands	USD	0.0
100		SPS Holding Corporation	Wilmington, United States	USD	0.0
100		SVC - AG für KMU Risikokapital	Zurich, Switzerland	CHF	15.0
99		PT Credit Suisse Sekuritas Indonesia	Jakarta, Indonesia	IDR	235,000.0
98		Credit Suisse Hypotheken AG	Zurich, Switzerland	CHF	0.1
98	[2]	Credit Suisse International	London, United Kingdom	USD	12,366.1
1 43% of voting rights held by Credit Suisse Group AG, Guernsey Branch.
2 Remaining 2% held directly by Credit Suisse Group AG. 98% of voting rights and 98% of equity interest held by Credit Suisse AG.

Significant equity method investments
Equity interest in %		Company name	Domicile
as of December 31, 2017
Credit Suisse AG
50		Swisscard AECS GmbH	Horgen, Switzerland
33		Credit Suisse Founder Securities Limited	Beijing, China
23		E.L. & C. Baillieu Stockbroking (Holdings) Pty Ltd	Melbourne, Australia
20		ICBC Credit Suisse Asset Management Co., Ltd.	Beijing, China
5	[1]	York Capital Management Global Advisors, LLC	New York, United States
0	[1]	Holding Verde Empreendimentos e Participações S.A.	São Paulo, Brazil
1 The Bank holds a significant noncontrolling interest.
39 Significant valuation and income recognition differences between US GAAP and Swiss GAAP banking law (true and fair view)
> Refer to “Note 42 – Significant valuation and income recognition differences between US GAAP and Swiss GAAP banking law (true and fair view)” in VI – Consolidated financial statements – Credit Suisse Group for further information.

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
The CEO and CFO concluded that, as of December 31, 2017, the design and operation of the Bank’s disclosure controls and procedures were effective, in all material respects, to ensure that information required to be disclosed in reports filed and submitted under the Exchange Act is recorded, processed, summarized and reported as and when required.
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
Management has made an evaluation and assessment of the Bank’s internal control over financial reporting as of December 31, 2017 using the criteria issued in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in “Internal Control – Integrated Framework”.
Based upon its review and evaluation, management, including the Bank CEO and CFO, has concluded that the Bank’s internal control over financial reporting is effective as of December 31, 2017.
The Bank’s independent auditors, KPMG AG, have issued an unqualified opinion on the effectiveness of the Bank’s internal control over financial reporting as of December 31, 2017, as stated in their report, which follows.
Changes in internal control over financial reporting
There were no changes in the Bank’s internal control over financial reporting during the period covered by this report that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting.

Report of the Independent Registered Public Accounting Firm
Report of the Independent Registered Public Accounting FirmTo the shareholders and Board of DirectorsCredit Suisse AG, Zurich____________________________________________________________________________Opinion on Internal Control Over Financial ReportingWe have audited Credit Suisse AG and subsidiaries' (the “Bank”) internal control over financial reporting as of December 31, 2017, based oncriteria established in Internal Control Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Bank maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheets of the Bank as of December 31, 2017 and 2016, the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for each of the years in the threeyear period ended December31, 2017, and the related notes (collectively, the “consolidated financial statements”), and our report dated March 23, 2018 expressed an unqualified opinion on those consolidated financial statements.Basis for Opinion The Bank’s Board of Directors and management are responsible for maintaining effective internal control over financial reporting and the Bank’s management is responsible for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Bank’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Bank in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.Definition and Limitations of Internal Control Over Financial ReportingA company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.KPMG AGNicholas EdmondsAnthony AnzevinoLicensed Audit ExpertGlobal Lead PartnerAuditor in ChargeZurich, SwitzerlandMarch 23, 2018

Parent company financial statements – Credit Suisse (Bank)
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
26 Fiduciary transactions
27 Assets under management

Report of the Statutory Auditor
Report of the Statutory AuditorTo the General Meeting of Credit Suisse AG, ZurichReport of the Statutory Auditor on the Financial StatementsAs statutory auditor, we have audited the accompanying financial statements of Credit Suisse AG, which comprise the balance sheet, statement of income, statement of changes in equity and notes for the year ended December 31, 2017.Board of Directors’ ResponsibilityThe Board of Directors is responsible for the preparation of the financial statements in accordance with the requirements of Swiss law and Credit Suisse AG’s articles of association. This responsibility includes designing, implementing and maintaining an internal control system relevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error. The Board of Directors is further responsible for selecting and applying appropriate accounting policies and making accounting estimates that are reasonable in the circumstances.Auditor’s ResponsibilityOur responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Swiss law and Swiss Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers the internal control system relevant to the entity’s preparation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control system. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of accounting estimates made, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.OpinionIn our opinion, the financial statements for the year ended December 31, 2017, comply with Swiss law and Credit Suisse AG’s articles of association.Report on Key Audit Matters based on the circular 1/2015 of the Federal Audit Oversight AuthorityValuation of financial instruments reported at fair valueProvisions for litigation and regulatory actionsValuation of the allowance for loan lossesValuation of participationsKey audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.Valuation of financial instruments reported at fair valueKey Audit MatterOur responseCredit Suisse AG reports financial assets reported at fair value of CHF 80.6 billion and financial liabilities reported at fair value of CHF 98.7 billion as of December 31, 2017. These financial assets represented 14.0% of total assets and these financial liabilities represented 18.7% of total liabilities as of December 31, 2017.The fair value of the majority of Credit Suisse AG’s financial instruments is based on quoted prices in active markets or observable inputs.In addition, Credit Suisse AG holds financial instruments for which no prices are available and which have little or no observable inputs. For these financial instruments, fair value is determined through the application of valuation techniques, which often involve the exercise of judgment by management including the use of assumptions and estimates. In particular, for financial instruments which do not have directly observable market prices, judgment is often required to determine modelling assumptions that are used in the determination of fair value. Credit Suisse AG also has certain financial instruments that utilize significant, judgmental inputs with varying degrees of observability for purposes of determining fair value. Further, Credit Suisse AG applies significant judgment in calculating certain valuation adjustments including credit, debit and funding valuation adjustments.We assessed and tested the design and operating effectiveness of the key controls over financial reporting with respect to the valuation of financial instruments reported at fair value. This included controls over independent price verification, valuation model approval and the calculation, validation and recording of valuation adjustments.For a sample of financial instruments, we examined the appropriateness of models used and valuation inputs or data. We compared observable inputs and data against independent sources and externally available market data.For a sample of instruments which do not have directly observable market prices, we critically examined and challenged the assumptions and models used or re-performed an independent valuation assessment, by reference to what we considered to be available alternative methods and sensitivities to key factors.We also evaluated the methodology and inputs used in determining key judgmental valuation adjustments (including credit, debit, and funding valuation adjustments) by critically examining and challenging these assumptions and models, and performing recalculations for a sample of these adjustments.We made use of our own valuation specialists in performing the above procedures, in particular in relation to the most judgmental financial instruments, models, methodologies and assumptions.For further information on the valuation of financial instruments reported at fair value refer to the following:Note 2 Accounting and valuation principles, “Trading assets and liabilities”Note 12 Trading assets and liabilities and other financial instruments held at fair valueNote 13 Derivative financial instrumentsProvisions for litigation and regulatory actionsKey Audit MatterOur responseCredit Suisse AG is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its businesses. The outcome of such cases is dependent on the future outcome of continuing legal and regulatory processes. Consequently, the calculations of the provisions are subject to inherent uncertainty as they rely on management judgment about the likelihood and amount of liabilities arising from litigation and regulatory claims.We assessed and tested the design and operating effectiveness of the key controls over financial reporting with respect to provisions for litigation and regulatory actions. This included controls over the valuation of the litigation provisions and their approval, review and disclosure.We evaluated Credit Suisse AG’s assessment of the nature and status of litigation, claims and regulatory actions. We considered the legal advice received by Credit Suisse AG from in-house counsel, as well as external counsel, when relevant, for certain of the more significant cases.We examined Credit Suisse AG’s conclusions with respect to the provisions and disclosures made for significant cases, considering the results of corroborative information obtained from management. In view of the significance of the judgments required, we examined the more significant provisions in detail. For the significant cases, we obtained correspondence directly from Credit Suisse AG’s outside attorneys and, where appropriate, performed corroborative inquiry of outside counsel and tested data and inputs used by management in determining their litigation provisions.For further information on provisions for litigation and regulatory actions refer to the following:Note 2 Accounting and valuation principles, “Provisions”Note 20 Provisions and valuation adjustmentsValuation of the allowance for loan lossesKey Audit MatterOur responseCredit Suisse AG reports gross loans held at amortized cost of CHF 199.1 billion and has recorded an allowance for loan losses of CHF 0.9 billion as of December 31, 2017.The valuation of the allowance for loan losses relies on the application of significant management judgment and the use of different modelling techniques and assumptions. The specific allowance for loan losses involves judgment to estimate the recoverable amount and the collateral value. The collective allowance for loan losses involves judgment in determining the methodology and parameters in calculating the allowance at a portfolio level.We assessed and tested the design and operating effectiveness of the key controls over financial reporting with respect to the valuation of the allowance for loan losses. This included controls over the calculation, approval, recording and monitoring of the allowance for loan losses. This also included controls over model approval, validation and approval of key data inputs and the qualitative considerations for potential impairment that were not captured by management’s models.For a sample of loan loss allowances calculated on an individual basis we tested the assumptions underlying the impairment identification and quantification including forecasts of future cash flows, valuation of underlying collateral and estimates of recovery on default. We also examined a sample of loans which had not been identified by management as impaired and formed our own opinion about collectability.For a sample of loan loss allowances calculated on a collective basis we tested the underlying models including the model approval and validation process. We also tested the reasonableness of the inputs to those models, such as recovery rates, by comparing data and assumptions made to external benchmarks, when available. For further information on the valuation of allowance for loan losses refer to the following:Note 2 Accounting and valuation principles, “Due from customers and mortgage loans”Note 3 Risk management, “Credit Risk”Note 11 Collateral and impaired loansValuation of participationsKey Audit MatterOur responseCredit Suisse AG reports participations of CHF 75.4 billion as of December 31, 2017. The participations portfolio consists of investments in subsidiary entities mainly operating in the banking and finance industry.Participations are valued at acquisition cost less impairment. For the purpose of impairment testing, the portfolio valuation method is applied, and therefore impairment is assessed on the level of the entire portfolio of participations and not individually for each participation. The valuation of participations involves judgment in the projections and assumptions used, which are sensitive to the expected future market developments that could affect the profitability of these entities.We assessed and tested the design and implementation of the key controls over financial reporting with respect to the valuation of participations. This included controls over the identification and measurement of impairments, the evaluation of the valuation methodology, key inputs and assumptions used in the determination of the participation value, and management’s annual comparison of legal entity plans to past performance.For a sample of participations, we evaluated key assumptions applied in performing the valuation. We used our own valuation specialists to critically examine and challenge the key assumptions applied by benchmarking them against independent data.For further information on the valuation of participations refer to the following:Note 2 Accounting and valuation principles, “Participations”Report on Other Legal Requirements We confirm that we meet the legal requirements on licensing according to the Auditor Oversight Act (AOA) and independence (article 728 CO and article 11 AOA) and that there are no circumstances incompatible with our independence. In accordance with article 728a paragraph 1 item 3 CO and Swiss Auditing Standard 890, we confirm that an internal control system exists, which has been designed for the preparation of financial statements according to the instructions of the Board of Directors.We further confirm that the proposed appropriation of available earnings complies with Swiss law and Credit Suisse AG’s articles of association. We recommend that the financial statements submitted to you be approved.KPMG AGNicholas EdmondsRalph DichtLicensed Audit ExpertLicensed Audit ExpertAuditor in ChargeZurich, SwitzerlandMarch 23, 2018

— Note 2 Accounting and valuation principles, "Participations"

## Report on Other Legal Requirements

KPMG AG

Nicholas Edmonds
*Licensed Audit Expert*
*Auditor in Charge*

Ralph Dicht
*Licensed Audit Expert*

Zurich, Switzerland
March 23, 2018

KPMG AG, Badenerstrasse 172, PO Box, CH-8036 Zurich

KPMG AG is a subsidiary of KPMG Holding AG, which is a member of the KPMG network of independent firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss legal entity. All rights reserved.

Parent company financial statements
Statements of income
	Reference to notes	in
		2017	2016
Statements of income (CHF million)
Interest and discount income		8,038	8,188
Interest and dividend income from trading activities		592	627
Interest and dividend income from financial investments		20	5
Interest expense		(6,415)	(5,326)
Gross income from interest activities		2,235	3,494
(Increase)/release of allowance for default risks and losses from interest activities		(453)	(456)
Net income from interest activities	4	1,782	3,038
Commission income from securities trading and investment activities		2,397	3,008
Commission income from lending activities		753	812
Commission income from other services		244	626
Commission expense		(637)	(724)
Net income from commission and service activities		2,757	3,722
Net income/(loss) from trading activities and fair value option	5	(199)	(2,408)
Income/(loss) from the disposal of financial investments		(11)	7
Income from participations		772	206
Income from real estate		20	24
Other ordinary income		1,687	1,087
Other ordinary expenses		(333)	(405)
Net income from other ordinary activities		2,135	919
Personnel expenses	6	2,548	3,576
General and administrative expenses	7	3,070	3,106
Total operating expenses		5,618	6,682
Impairment of participations, depreciation and amortization of tangible fixed assets and intangible assets		432	1,459
Increase/(release) of provisions and other valuation adjustments, and losses	8	156	86
Operating profit/(loss)		269	(2,956)
Extraordinary income	8	364	523
Extraordinary expenses	8	(5)	0
Taxes	9	(403)	(404)
Net profit/(loss)		225	(2,837)

Balance sheets
	Reference to notes	end of
		2017	2016
Assets (CHF million)
Cash and other liquid assets		55,149	67,450
Due from banks		96,652	99,666
Securities borrowing and reverse repurchase agreements	10	66,677	40,783
Due from customers	11	193,106	180,426
Mortgage loans	11	5,051	4,952
Trading assets	12	48,629	17,586
Positive replacement values of derivative financial instruments	13	9,046	8,098
Other financial instruments held at fair value	12	322	314
Financial investments	14	18,591	6,956
Accrued income and prepaid expenses		2,810	3,624
Participations		75,439	74,085
Tangible fixed assets		2,370	2,592
Intangible assets		2	5
Other assets	15	2,374	1,263
Total assets		576,218	507,800
Total subordinated receivables		1,906	2,195	[1]
of which receivables subject to contractual mandatory conversion and/or cancellation		550	51
Liabilities and shareholder's equity (CHF million)
Due to banks		74,992	57,569
Securities lending and repurchase agreements	10	61,064	21,709
Customer deposits		161,745	144,788
Trading liabilities	12,18	6,366	1,513
Negative replacement values of derivative financial instruments	13	8,373	8,055
Liabilities from other financial instruments held at fair value	12	60,945	61,411
Bonds and mortgage-backed bonds		149,831	164,958
Accrued expenses and deferred income		4,617	4,954
Other liabilities	15	564	445
Provisions	20	548	588
Total liabilities		529,045	465,990
Share capital	21	4,400	4,400
Legal capital reserves		38,477	33,330
of which capital contribution reserves		37,913	32,766
Legal income reserves		3,461	6,081
Voluntary income reserves		610	610
Retained earnings		0	226
Net profit/(loss)		225	(2,837)
Total shareholder's equity		47,173	41,810
Total liabilities and shareholder's equity		576,218	507,800
Total subordinated liabilities		22,461	22,474	[1]
of which liabilities subject to contractual mandatory conversion and/or cancellation		15,976	15,437	[1]
1 Prior period has been corrected.
Off-balance sheet transactions
end of	2017	2016
Off-balance sheet transactions (CHF million)
Contingent liabilities	74,877	170,909
Irrevocable commitments	85,539	95,213
Obligations for calls on shares and additional payments	57	155

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
Joint and several liability
On November 20, 2016, the Bank parent company transferred its universal bank business for Swiss customers, comprising a significant part of the division Swiss Universal Bank and parts of the former Sales and Trading Services (STS), a business area providing sales and trading services and which became part of International Trading Solutions, to Credit Suisse (Schweiz) AG. This business transfer was executed through a transfer of assets and liabilities in accordance with the Swiss Merger Act. By operation of the Swiss Merger Act, the Bank parent company assumed a three-year statutory joint and several liability for obligations existing at the transfer date on November 20, 2016 and which were transferred to Credit Suisse (Schweiz) AG. With the exception of certain claims of employees becoming due up to the date upon which the employment relationship could ordinarily have been terminated, or was terminated by the employee if the employee declined to transfer to Credit Suisse (Schweiz) AG, the Bank parent company has no liability for obligations incurred by Credit Suisse (Schweiz) AG after the asset transfer date.
The Bank parent company entered into a contractual arrangement under which it assumed joint and several liability with respect to liabilities of Credit Suisse (Schweiz) AG arising in connection with Credit Suisse (Schweiz) AG’s roles under the covered bonds program.
The Bank parent company is a member of Credit Suisse Group AG’s Swiss VAT group and therefore subject to joint and several liability according to the Swiss VAT Act.
Deposit insurance guarantee programs
Deposit-taking banks and securities dealers in Switzerland are required to ensure the payout of privileged deposits in case of specified restrictions or compulsory liquidation of a deposit-taking bank, and they jointly guarantee an amount of up to CHF 6 billion. Upon occurrence of a payout event triggered by a specified restriction of business imposed by the >>>Swiss Financial Market Supervisory Authority FINMA (FINMA) or by the compulsory liquidation of another deposit-taking bank, the Bank parent company’s contribution will be calculated based on its share of privileged deposits in proportion to total privileged deposits. Based on FINMA’s estimate for the Bank parent company, the Bank’s share in the deposit insurance guarantee program for the period July 1, 2017 to June 30, 2018 is CHF 55 million. This deposit insurance guarantee was reflected in contingent liabilities.
> Refer to “Note 24 – Amounts receivable from and amounts payable to related parties” for further information off-balance sheet transactions.
Statement of changes in equity
	Share capital	Legal capital reserves		Legal income reserves	Voluntary income reserves	Retained earnings	Net profit/(loss)	Total share- holder's equity
2017 (CHF million)
Balance at beginning of period	4,400	33,330		6,081	610	226	(2,837)	41,810
Appropriation of net loss	–	–		–	–	(2,837)	2,837	–
Transfer of legal income reserves	–	–		(2,621)	–	2,621	–	–
Capital contributions	–	5,236	[1]	–	–	–	–	5,236
Transfer of legal capital reserves	–	(89)	[2]	–	–	–	–	(89)
Dividends and other distributions	–	–		–	–	(10)	–	(10)
Net profit	–	–		–	–	–	225	225
Balance at end of period	4,400	38,477	[3]	3,461	610	0	225	47,173
Rounding differences may occur.
1
Represents a-fonds-perdu contributions in kind to capital contribution reserves of CHF 1,136 million by Credit Suisse Group AG on March 31, 2017 related to the transfer of the equity stakes of Neue Aargauer Bank AG, BANK-now AG and Swisscard AECS GmbH and an a-fonds-perdu contribution in cash by Credit Suisse Group AG to the capital contribution reserves of CHF 4,100 million on June 8 , 2017.

2
Represents the asset surplus from the transfer of assets and liabilities to Credit Suisse Services AG on July 7, 2017 in accordance with the Swiss Merger Act by way of an a-fonds-perdu contribution. The appropriation of capital contribution reserves in the amount of the asset surplus was approved by the Extraordinary General Meeting on June 21, 2017.

3 Includes capital contribution reserves of CHF 37,913 million. Distributions from capital contribution reserves are free of Swiss withholding tax.

Notes to the financial statements
1 Business activities, developments and subsequent events
Business activities
Credit Suisse AG (Bank parent company) is a Swiss bank incorporated as a joint stock corporation (public limited company) with its registered office in Zurich, Switzerland.
As of December 31, 2017, the Bank parent company had total assets of CHF 576.2 billion and shareholder’s equity of CHF 47.2 billion.
The Bank parent company is a 100% subsidiary of Credit Suisse Group AG (Group parent company) domiciled in Switzerland.
The Bank parent company provides private banking and investment banking services which include comprehensive advice and a wide range of financial solutions to private, corporate and institutional clients. Private clients include >>>ultra-high-net-worth and >>>high-net-worth individuals around the globe. The corporate and institutional banking business serves large corporate clients, small and medium-sized enterprises, institutional clients and financial institutions. Services to >>>affluent and retail clients in Switzerland and to corporate and institutional clients with a focus on the Swiss home market are provided by Credit Suisse (Schweiz) AG, a 100% banking subsidiary of the Bank parent company which started operations on November 20, 2016. Its service offering to private, corporate and institutional clients comprise of asset management services, which includes a wide range of investment products and solutions across a diversified range of asset classes, with a focus on alternative, traditional and multi-asset portfolios in many areas with a broad offering for emerging markets-related investment opportunities.
Number of employees
end of	2017	2016
Number of employees (full-time equivalents)
Switzerland	7,500	8,950
Abroad	4,590	4,940
Total	12,090	13,890
Business developments
Developments of the corporate structure
In order to align the corporate structure of Credit Suisse (Schweiz) AG with that of the Swiss Universal Bank division, the following equity stakes held by the Group parent company were transferred to Credit Suisse (Schweiz) AG: (i) 100% equity stake in Neue Aargauer Bank AG, (ii) 100% equity stake in BANK-now AG, and (iii) 50% equity stake in Swisscard AECS GmbH. The transfer of these equity stakes took place by way of an a-fonds-perdu contribution (i.e., without consideration) from the Group parent company to the Bank parent company and immediately thereafter via a subsequent sale of these equity stakes from the Bank parent company to Credit Suisse (Schweiz) AG. The a-fonds-perdu contribution and the subsequent sale took place at the respective equity stakes’ aggregate Swiss GAAP carrying value as recorded by the Group parent company. The transfer was executed on March 31, 2017.
In February 2017, Credit Suisse (Schweiz) AG and Credit Suisse Asset Management International Holding Ltd, which is wholly owned by the Bank parent company, with a participating interest of 49% and 51%, respectively, incorporated Credit Suisse Asset Management & Investor Services (Schweiz) Holding AG, a holding company domiciled in Switzerland. Credit Suisse Asset Management (Schweiz) AG was incorporated in February 2017 and received the Swiss-related asset management business from the Bank parent company by way of an a-fonds-perdu contribution through a transfer of assets in accordance with the Swiss Merger Act. All transfers of participations were made at the participations’ Swiss GAAP carrying value as recorded by the transferor.
Other business developments
In connection with the Group’s centralization of critical shared service functions, the Bank parent company transferred certain assets and liabilities, employment relationships and other contracts to Credit Suisse Services AG in July 2017 in accordance with the Swiss Merger Act by way of an a-fonds-perdu contribution. These assets, liabilities, employment relationships and other contract were related to critical shared services functions.
In November 2017, Credit Suisse Securities (USA) LLC transferred several businesses and related inventories, including its primary and secondary trading and repurchase agreement financing of US treasuries, agency specified pools and agency collateralized mortgage obligations, to the New York branch of Credit Suisse AG.
Subsequent events
There were no subsequent events.

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
> Refer to “Note 1 – Summary of significant accounting policies” in VIII – Consolidated financial statements – Credit Suisse (Bank) for a detailed description of the Bank’s accounting and valuation principles.
> Refer to “Note 39 – Significant valuation and income recognition differences between US GAAP and Swiss GAAP banking law (true and fair view)” in VIII – Consolidated financial statements – Credit Suisse (Bank) for information on significant valuation and income recognition differences between US GAAP and Swiss GAAP banking law (true and fair view).
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
The following table provides the foreign exchange rates applied for the preparation of the Bank parent company’s stand-alone financial statements.
Foreign exchange rates
	End of
	2017	2016
1 USD / 1 CHF	0.98	1.02
1 EUR / 1 CHF	1.17	1.07
1 GBP / 1 CHF	1.32	1.26
100 JPY / 1 CHF	0.87	0.87
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
Trading assets and liabilities
In order to qualify as trading activity, positions (assets and liabilities) have to be actively managed with the objective of realizing gains from fluctuations in market prices which includes an ongoing willingness to increase, decrease, close or hedge risk positions. Trading positions also include positions held with the intention of generating gains from arbitrage. The designation as trading position has to be made, and documented accordingly, upon conclusion of the transaction.
Trading securities are carried at >>>fair value with changes in fair value recorded in the statements of income in net income/

(loss) from trading activities and fair value option. The fair value is determined using either the price set on a price-efficient and liquid market or a price calculated using a valuation model.
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
Capital adequacy disclosures
Capital adequacy disclosures for the Group and the Bank parent company are presented in the publications “Pillar 3 and regulatory disclosures – Credit Suisse Group AG” and “Regulatory disclosures – Subsidiaries”, respectively, which will be available on the Group’s website credit-suisse.com/regulatorydisclosures.
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
As of December 31, 2017, the carrying value of participations included total unrealized losses on certain participations of CHF 6,947 million, which were netted with unrealized gains on other participations of the same amount in accordance with the portfolio method applied under the current accounting policy.

Prior period information
In the Bank parent company’s balance sheet as of December 31, 2016, total subordinated receivables increased CHF 289 million, mainly reflecting a correction for subordinated trading book positions from a foreign branch. Total subordinated liabilities decreased CHF 142 million, mainly reflecting a correction for off-balance sheet collateral-related liabilities. Total subordinated liabilities subject to contractual mandatory conversion and/or cancellation include additional positions of CHF 8,125 million relating to certain low-trigger tier 1 capital instruments. In “Note 11 – Collateral and impaired loans”, gross impaired loans as of December 31, 2016 increased CHF 261 million to reflect impaired accrued interest on certain loan portfolios. These changes had no impact on net profit/(loss) or shareholders’ equity.
3 Risk management, use of derivative financial instruments and hedge accounting
Risk management
Prudent risk taking in line with the strategic priorities of the Bank parent company and its subsidiaries (the Bank) is fundamental to its business. The primary objectives of risk management are to protect the Bank’s financial strength and reputation, while ensuring that capital is well deployed to support business growth and activities. The Bank’s risk management framework is based on transparency, management accountability and independent oversight. Risk management is an integral part of the Bank’s business planning process with strong senior management and Board of Directors (Board) involvement.
Risk governance
The Bank’s risk governance framework is based on a “three lines of defense” governance model, where each line has a specific role with defined responsibilities and works in close collaboration to identify, assess and mitigate risks.
The first line of defense is the front office, which is responsible for pursuing suitable business opportunities within the strategic risk objectives and compliance requirements of the Bank. Its primary responsibility is to ensure compliance with relevant legal and regulatory requirements and maintain effective internal controls.
The second line of defense includes functions such as risk management, compliance, legal and product control. It articulates standards and expectations for the effective management of risk and controls, including advising on applicable legal and regulatory requirements and publishing related policies, and monitors and assesses compliance with regulatory and internal standards. The second line of defense is separate from the front office and acts as an independent control function, responsible for reviewing, measuring and challenging front office activities and producing independent assessments and risk management reporting for senior management and regulatory authorities.
The third line of defense is the internal audit function, which monitors the effectiveness of controls across various functions and operations, including risk management and governance practices.
Risk management of the Bank is aligned to the overall risk management governance of the Group. All members of the Board and the Executive Board of the Bank are also members of the Board and the Executive Board of the Group. The Bank’s governance includes a committee structure and a comprehensive set of corporate policies which are developed, reviewed and approved by the Board, the Executive Board, their respective committees, the Group Chief Risk Officer (CRO) and the Group Chief Compliance and Regulatory Affairs Officer (CCRO), in accordance with their respective responsibilities and levels of authority.
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
Executive Board
The Executive Board is responsible for developing and implementing the Bank’s strategic business plans, subject to approval by the Board. It further reviews and coordinates significant initiatives for the risk management function and establishes Bank-wide risk policies. The Group CRO and CCRO are members of the Executive Board and represent the risk management and compliance functions, respectively, reporting to the Group Chief Executive Officer (CEO) and, at least annually, to the Board.
Executive Board committees
The Capital Allocation & Risk Management Committee (CARMC) is responsible for overseeing and directing the Bank’s risk profile, recommending risk limits at the Bank level to the Risk Committee and the Board, establishing and allocating risk appetite among the various businesses, reviewing new significant business strategies or changes in business strategies including business migrations, making risk-related decisions on escalations, and for applying measures, methodologies and tools to monitor and manage the risk portfolio. CARMC meets monthly and conducts reviews according to the following three rotating cycles. The asset &

liability management cycle reviews the funding and balance sheet trends and activities, plans and monitors regulatory and business liquidity requirements and internal and regulatory capital adequacy. The market & credit risks cycle defines and implements risk management strategies for the Bank businesses, sets and approves risk appetite within Board-approved limits and other appropriate measures to monitor and manage the risk profile of the Bank and allocates liquidity resources and sets liquidity risk limits for individual divisions. The internal control system cycle monitors and analyzes significant legal and compliance risks, reviews and approves the business continuity program’s alignment with the corporate strategy on an annual basis, sets limits, caps and triggers on specific businesses to control significant operational risk exposure, and reviews and assesses the appropriateness and efficiency of the internal control systems.
The Valuation Risk Management Committee (VARMC) is responsible for establishing policies regarding the valuation of certain material assets and the policies and calculation methodologies applied in the valuation process.
The Risk Processes & Standards Committee (RPSC) reviews major risk management processes, issues general instructions, standards and processes concerning risk management, approves material changes in market, credit and operational risk management standards, policies and related methodologies, and approves the standards of the Bank’s internal models used for calculating regulatory capital.
The Reputational Risk & Sustainability Committee (RRSC) sets policies and reviews processes and significant cases relating to reputational risks and sustainability issues. It also ensures adherence to the Bank’s reputational and sustainability policies and oversees their implementation.
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
The Bank risk appetite framework is governed by an overarching global policy that encompasses the suite of specific policies, processes and systems with which the risk constraints are calibrated and the risk profile is managed. The framework is guided by the following strategic risk objectives:
– maintaining Bank-wide capital adequacy above minimum regulatory requirements under both normal and stressed conditions;
– promoting stability of earnings to support performance in line with financial objectives;
– ensuring sound management of liquidity and funding risk in normal and stressed conditions;
– proactively controlling concentration risks;
– managing operational and compliance risk within the Bank’s enterprise risk and control framework (ERCF) to ensure sustainable performance;
– minimizing reputational risk; and
– managing and mitigating conduct risk.
Bank-wide risk appetite is determined in partnership with the financial and capital planning process on an annual basis, based on bottom-up forecasts that reflect planned risk-usage by the businesses and top-down, Board-driven strategic risk objectives and risk appetite. Scenario stress testing of financial and capital plans is an essential element in the risk appetite calibration process as a key means through which the Bank’s strategic risk objectives, financial resources and business plans are aligned. The capital plans are also analyzed using the Bank’s economic capital coverage ratio, which provides a further means of assessing bottom-up risk plans with respect to available capital resources. The risk appetite is approved through a number of internal governance forums, including joint approval by the Group CRO and the Chief Financial Officer (CFO), the Risk Appetite Review Committee (a sub-committee of CARMC), CARMC, the Risk Committee and, subsequently, by the Board.
The risk appetite statement is the formal plan, approved by the Board, for Bank-wide risk appetite. Key divisional allocations are cascaded from the Bank and approved in divisional risk management committees. Legal entity risk appetites are allocated from the Bank and are approved by the local legal entity board of directors.
A core aspect of the Bank’s risk appetite framework is a sound system of integrated risk constraints to maintain the Bank’s risk profile within its overall risk appetite. The Bank’s risk appetite framework utilizes a suite of different types of risk constraints to reflect the aggregate risk appetite of the Bank and to further cascade risk appetite across its organization, including among business divisions and legal entities. The risk constraints restrict the Bank’s maximum balance sheet and off-balance sheet exposure given the market environment, business strategy and financial resources available to absorb losses.
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
During 2017, as part of the economic risk capital strategic development program to further embed economic risk capital into the Bank’s risk appetite framework, the Bank continued to develop and implement a suite of metrics and models that better assess, monitor and manage capital adequacy and solvency risk in severe stress events such as business recovery or resolution.

## Key risk types overview

<table>
<tr><th>Key risk types and definition</th><th>Key risk evaluation methods</th></tr>
<tr><td>Liquidity and funding risks: The risk that the Bank does not have the appropriate amount of funding and liquidity to meet its obligations.</td><td>Liquidity coverage ratio, net stable funding ratio, liquidity barometer, stress testing</td></tr>
<tr><td>Market risk: The risk of financial loss from adverse changes in market risk factors, including interest rates, credit spreads, foreign exchange rates, equity and commodity prices, and other factors such as market volatility and the correlation of market prices across asset classes.</td><td>Value-at-risk, sensitivities, economic risk capital, stress testing</td></tr>
<tr><td>Credit risk: The risk of financial loss arising as a result of a borrower or counterparty failing to meet its financial obligations or as a result of deterioration in the credit quality of the borrower or counterparty.</td><td>Gross and net loan exposures, commitments, probability of default, loss given default, exposure at default, potential future exposure, country exposures, economic risk capital, stress testing</td></tr>
<tr><td>Model risk: The risk of adverse consequences from decisions made based on model results that may be incorrect, misinterpreted or used inappropriately.</td><td>Risk and control self-assessments, independent model validation, aggregate model risk reports</td></tr>
<tr><td>Operational risk: The risk of financial loss arising from inadequate or failed internal processes, people or systems, or from external events.</td><td rowspan="5">▪ Enterprise risk and controls framework including risk and control assessments, compliance risk assessments, key risk and control indicators, internal and external incident data, scenario analysis, stress testing<br>▪ Group Code of Conduct and associated conduct and ethics standards<br>▪ Technology risk management program, business continuity testing<br>▪ Legal risk assessments</td></tr>
<tr><td>Compliance and regulatory risk: The risk from the failure to comply with laws, regulations, rules or market standards that may have a negative effect on the Bank's franchise and clients it serves. It includes the risk that changes in laws, regulations, rules or market standards may limit the Bank's activities and have a negative effect on its business or its ability to implement strategic initiatives, or can result in an increase in operating costs for the business or make our products and services more expensive for clients.</td></tr>
<tr><td>Conduct risk: The risk that improper behavior or judgment by the Bank's employees may result in a negative financial, non-financial or reputational impact to our clients, employees or the Bank or negatively impact the integrity of the financial markets.</td></tr>
<tr><td>Technology risk: The risk that technology-related failures, such as service outages or information security incidents, may disrupt business.</td></tr>
<tr><td>Legal risk: The risk of loss or any other material adverse impact arising from circumstances including the failure to comply with legal obligations, changes in enforcement practices, the making of a legal challenge or claim against the Bank, the inability to enforce legal rights or the failure to take measures to protect rights.</td></tr>
<tr><td>Reputational risk: The risk that negative perception by our stakeholders may adversely impact client acquisition and damage our business relationships with clients and counterparties, affecting staff morale and reducing access to funding sources.</td><td rowspan="3">▪ A comprehensive assessment for these risk types may be performed either periodically and/or in response to particular events.<br>▪ The results of the analysis impacts management actions such as strategy adjustments, tactical measures, policy adjustments, event-driven crisis guidelines, staff training and individual performance measurement.<br>▪ The risk management actions may include both precautionary activities to manage risk and issue resolution activities to recover from adverse developments</td></tr>
<tr><td>Fiduciary risk: The risk of financial loss arising when the Bank or its employees, acting in a fiduciary capacity as trustee, investment manager or as mandated by law, do not act in the best interest of the client in connection with the advice and management of our client's assets including from a product-related market, credit, liquidity and operational risk perspective.</td></tr>
<tr><td>Strategic risk: The risk of financial loss or reputational damage arising from inappropriate strategic decisions, ineffective implementation of business strategies or an inability to adapt business strategies in response to changes in the business environment.</td></tr>
</table>

Stress testing
Stress testing or scenario analysis provides an additional approach to risk management and formulates hypothetical questions, including what would happen to the Bank’s portfolio if, for example, historic or adverse forward-looking events were to occur.
Stress testing is a fundamental element of the Bank-wide risk appetite framework included in overall risk management to ensure that the Bank’s financial position and risk profile provide sufficient resilience to withstand the impact of severe economic conditions. Stress testing results are monitored against limits, used in risk appetite discussions and strategic business planning, and to support the Bank’s internal capital adequacy assessment. Within the risk appetite framework, CARMC sets Bank-wide and divisional stressed position loss limits to correspond to minimum post-stress capital ratios.
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
Market risk
Market risk is the risk of financial loss arising from movements in market risk factors. The movements in market risk factors that generate financial losses are considered to be adverse changes in interest rates, credit spreads, foreign exchange rates, equity and commodity prices and other factors, such as market volatility and the correlation of market prices across asset classes. A typical transaction or position in financial instruments may be exposed to a number of different market risk factors. The Bank’s trading (trading book) and non-trading (banking book) business activities have different sources of market risk.
The classification of assets and liabilities into trading book and banking book portfolios determines the approach for analyzing the Bank’s market risk exposure. This classification reflects the business and risk management perspective with respect to trading intent, and may be different from the classification of these assets and liabilities for financial reporting purposes.
Market risks from the trading book relate to trading activities, primarily in the divisions Global Markets (as well as through a partnership with International Wealth Management and Swiss Universal Bank under Global Markets’ risk oversight), Asia Pacific and the Strategic Resolution Unit.
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
The Bank uses market risk measurement and management methods capable of calculating comparable exposures across its many activities and employs focused tools that can model unique characteristics of certain instruments or portfolios. The tools are used for internal market risk management, internal market risk reporting and external disclosure purposes. The Bank’s principal market risk measurement for the trading book is >>>value-at-risk (VaR). In addition, the Bank’s market risk exposures are reflected in scenario analysis, as included in the stress testing framework, >>>position risk, as included in economic risk capital, and sensitivity analysis. Each market risk measurement aims to estimate the potential loss that the Bank can incur due to an adverse market movement with varying degrees of severity. VaR, scenario analysis, position risk and sensitivity analysis complement each other in the Bank’s market risk assessment and are used to measure market risk at the level of the Bank. For example, interest rate risk for banking book positions is measured by estimating the impact resulting from a one basis point parallel increase in yield curves on the >>>fair value of interest rate-sensitive banking book positions and other measures including the potential value change resulting from a significant change in yield curves.
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
The majority of non-trading foreign exchange risk is associated with the Bank’s net investment in foreign branches, subsidiaries and affiliates denominated in currencies other than Swiss francs. This exposure is actively managed to hedge capital and leverage ratios and is governed within the Bank’s risk appetite framework.
Credit risk
Credit risk is the risk of financial loss arising as a result of a borrower or counterparty failing to meet its financial obligations or as a result of deterioration in the credit quality of the borrower or counterparty.
The majority of the Bank’s credit risk arises from its activities in retail and private banking as well as with corporate and institutional clients in the five divisions Swiss Universal Bank, International Wealth Management, Asia Pacific, Global Markets and Investment Banking & Capital Markets, and the residual activities in the Strategic Resolution Unit. Credit risk arises from lending products, irrevocable loan commitments, credit guarantees and letters of credit, and results from counterparty exposure arising from >>>derivatives, foreign exchange and other transactions.
Effective credit risk management is a structured process to assess, measure, monitor and manage risk on a consistent basis.

This requires careful consideration of proposed extensions of credit, the setting of specific limits, monitoring during the life of the exposure, active use of credit mitigation tools and a disciplined approach to recognizing credit impairment.
The Bank’s credit risk management framework applies to all of the Bank’s credit exposure and includes the following core components:
– individual counterparty rating systems;
– transaction rating systems;
– a counterparty credit limit system;
– country concentration limits;
– industry concentration limits;
– product limits;
– risk-based pricing methodologies;
– active credit portfolio management; and
– a credit risk provisioning methodology.
The Bank employs a set of credit ratings for the purpose of internally rating counterparties to whom it is exposed to credit risk as the contractual party, including with respect to loans, loan commitments, securities financings or >>>over-the-counter (OTC) derivative contracts. Credit ratings are intended to reflect the risk of default of each counterparty. Ratings are assigned based on internally developed rating models and processes, which are subject to governance and internally independent validation procedures. The Bank’s internal ratings may differ from a counterparty’s external ratings, if one is available. Internal ratings are regularly reviewed depending on exposure type, client segment, collateral or event-driven developments. For the calculation of internal risk estimates (e.g., an estimate of expected loss in the event of a counterparty default) and >>>risk-weighted assets, a >>>probability of default, >>>loss given default and >>>exposure at default are assigned to each facility. These three parameters are primarily derived from internally developed statistical models that have been backtested against internal experience, validated by a function independent of the model owners on a regular basis and approved by the Bank’s main regulators for application in the regulatory capital calculation in the >>>advanced internal ratings-based approach (A-IRB) under the Basel framework.
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
An inherent loss allowance is estimated for all loans not specifically identified as impaired and that, on a portfolio basis, are considered to contain inherent losses. The method for determining the inherent loss in the lending portfolios of Global Markets and Investment Banking & Capital Markets is based on a model using long-term industry-wide historical default and recovery data taking into account the credit rating and industry of each counterparty. A separate component of the calculation reflects the current market conditions in the allowance for loan losses. Depending on the nature of the exposures, this method may also be applied for the lending portfolios in Swiss Universal Bank, International Wealth Management, Asia Pacific and the Strategic Resolution Unit. For all other exposures, inherent losses in the lending portfolios of these divisions are determined based on current internal risk ratings, collateral and exposure structure, applying historical default and loss experience in the ratings and loss parameters. Qualitative adjustments to reflect current market conditions or any other factors not captured by the model are approved by management and reflected in the allowance for loan losses. A provision for inherent losses on off-balance sheet lending-related exposure, such as contingent liabilities and irrevocable commitments, is also determined, using a methodology similar to that used for the loan portfolio.
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
For the mortgage lending portfolios, real estate property is valued at the time of credit approval and periodically thereafter, according to the Bank’s internal policies and controls, depending on the type of loan (e.g., residential or commercial loan), characteristics of the property, current developments in the relevant real estate market and the current level of credit exposure to the borrower (loan-to-value ratio). If the credit exposure to a borrower has changed significantly, in volatile markets or in times of increasing general market risk, collateral values may be appraised more frequently. Management judgment is applied in assessing whether markets are volatile or general market risk has increased to a degree that warrants a more frequent update of collateral values. Movements in monitored risk metrics that are statistically different compared to historical experience are considered in addition to analysis of externally-provided forecasts, scenario techniques and macro-economic research. For impaired loans, the fair value of collateral is determined within 90 days of the date the impairment was identified and thereafter annually or more frequently by credit risk management within the impairment review process.
The primary types of collateral typically depend on the type of credit transaction. Collateral securing foreign exchange transactions and OTC trading activities primarily includes cash and US treasury instruments,>>>G10 government securities and corporate bonds. Collateral securing loan transactions primarily includes financial collateral pledged against loans collateralized by securities of clients (primarily cash and marketable securities), real estate property for mortgages, mainly residential, but also multi-family buildings, offices and commercial properties, and other types of lending collateral such as accounts receivable, inventory, plant and equipment.
Model risk
Model risk is the risk of adverse consequences from decisions made based on model results that may be incorrect, misinterpreted or used inappropriately. All quantitative models are imperfect approximations that are subject to varying degrees of uncertainty in their output depending on, among other factors, the model’s complexity and its intended application. As a result, modeling errors are unavoidable and can result in inappropriate business decisions, financial loss, regulatory and reputational risk and incorrect or inadequate capital reporting. Model errors, intrinsic uncertainty and inappropriate use are the primary contributors to aggregate, Bank-wide model risk.
Through the global model risk management and governance framework the Bank seeks to identify, measure and mitigate all significant risks arising from the use of models embedded within the Bank’s global model ecosystem. Model risks can then be mitigated through a well-designed and robust model risk management framework, encompassing both model governance policies and procedures in combination with model validation best practices.
Operational, compliance and regulatory risk
Operational risk is the risk of financial loss arising from inadequate or failed internal processes, people or systems, or from external events. Operational risk does not include strategic and reputational risks. However, some operational risks can lead to reputational issues and as such operational and reputational risks may be closely linked. Operational risk is inherent in most aspects of the Bank’s business, including the systems and processes that support its activities. It comprises a large number of disparate risks that can manifest in a variety of ways. Particularly relevant examples of operational risk include the risk of fraudulent or unauthorized transactions, damage to physical assets, trade processing errors, business disruption and cyber attacks. Operational risk can arise from human error, inappropriate conduct, failures in systems, processes and controls, deliberate attack or natural and man-made disasters.
Compliance and regulatory risk is the risk from the failure to comply with laws, regulations, rules or market standards that may have a negative effect on the Bank’s franchise and clients it serves. It includes the risk that changes in laws, regulations, rules or market standards may limit the Bank’s activities and have a negative effect on the Bank’s business or its ability to implement strategic initiatives, or can result in an increase in operating costs for the business or make its products and services more expensive for clients. Examples of sources of compliance risks include cross-border activities, the risk of money laundering, improper handling of confidential information, conflicts of interest, improper gifts and entertainment and failure in duties to clients.
To effectively manage operational and compliance risks, the Bank-wide ERCF was implemented focusing on the early identification, recording, assessment, monitoring, prevention and mitigation of these risks, as well as timely and meaningful management reporting. The Bank introduced a revised, formal, well-defined operational risk framework in 2013, which improved the integration of previously separate operational risk processes, providing a more coherent and systematic approach to managing all aspects of the operational risk landscape. In 2016, the Bank established the ERCF which integrated this operational risk framework and all of its components with the compliance risk components to further harmonize the Bank’s approach to non-financial risk. As an initial step, the assessment processes for operational and compliance risks in 2016 were closely coordinated, resulting in an enhanced risk and control self-assessment that covers both risk types in a more consistent manner. Also, standardized Bank-wide role descriptions were introduced that define the responsibilities for identifying, assessing, reporting and managing risks across the organization. In 2017, continued progress was made in rolling out a systematic key control activities framework as part of the ERCF. This framework applies consistent standards and approaches to the identification, documentation and assessment of key controls across the Bank.
The ERCF provides a structured approach to managing operational and compliance risks. It seeks to apply consistent standards and techniques for evaluating risks across the Bank while providing individual businesses with sufficient flexibility to tailor specific components to their own needs, as long as they meet Bank-wide minimum standards.
The Bank has used an internal model to calculate the regulatory capital requirement for operational risk under the >>>advanced measurement approach (AMA) since 2008. This model was replaced with an enhanced AMA internal model in 2014, which has been approved by >>>FINMA. In 2017, the Bank updated the model structure to further align with the Bank’s divisions and expanded the scenario analysis program to address more specific divisional risk assessments. The Bank also updated its loss history and implemented a revised methodology for the measurement of risk-weighted assets relating to operational risk, primarily in respect of the Bank’s RMBS settlements.
In addition to managing and mitigating operational risks under the ERCF through business- and risk-related processes and organization, the Bank also transfers the risk of potential loss from certain operational risks to third-party insurance companies in certain instances.
Conduct risk
Conduct risk is the risk that improper behavior or judgment by the Bank’s employees may result in a negative financial, non-financial or reputational impact to its clients, employees or the Bank or negatively impact the integrity of the financial markets. Conduct risk may arise from a wide variety of activities and types of behaviors. A Bank-wide definition of expectations relating to the conduct of the Bank’s employees helps to ensure that the Bank has a common understanding of and is consistently managing, minimizing and mitigating its conduct risk and further promotes standards of responsible conduct and ethics in its employees. Managing conduct risk includes consideration of the risks generated by each business and the strength of the associated mitigating controls. Conduct risk is also assessed by reviewing and learning from past incidents within the Bank and at other firms in the financial services sector. Compliance oversees conduct risk for the Bank.
Technology risk
Technology risk deserves particular attention given the complex technological landscape that covers the Bank’s business model. Ensuring that confidentiality, integrity and availability of information assets are protected is critical to the Bank’s operations.
Technology risk is the risk that technology-related failures, such as service outages or information security incidents, may disrupt business. Technology risk is inherent not only in IT assets of the Bank, but also in the people and processes that interact with them including through dependency on third-party suppliers and the worldwide telecommunications infrastructure. The Bank seeks to ensure that the data used to support key business processes and reporting is secure, complete, accurate, available, timely and meets appropriate quality and integrity standards. The Bank requires its critical IT systems to be identified, secure, resilient and available and support its ongoing operations, decision-making, communications and reporting. The Bank’s systems must also have the capability, capacity, scalability and adaptability to meet current and future business objectives, the needs of customers and regulatory and legal expectations.
Cyber risk, which is part of technology risk, is the risk that the Bank will be compromised as a result of cyber attacks, security breaches, unauthorized access, loss or destruction of data, unavailability of service, computer viruses or other events that could have an adverse security impact.
Technology risks are managed through the Bank’s technology risk management program, business continuity management plan and business contingency and resiliency plans and feature in the Bank’s overall operational risk assessment.
Legal risks
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
Reputational risk
Reputational risk is the risk that negative perception by the Bank’s stakeholders, including clients, counterparties, employees, shareholders, regulators and the general public, may adversely impact client acquisition and damage the Bank’s business relationships with clients and counterparties, affecting staff morale and reducing access to funding sources.
Reputational risk may arise from a variety of sources, including, but not limited to, the nature or purpose of a proposed transaction or service, the identity or activity of a potential client, the regulatory or political climate in which the business will be transacted, and the potentially controversial environmental or social impacts of a transaction or significant public attention surrounding the transaction itself. The risk may also arise from reputational damage in the aftermath of an operational risk incident, such as cyber crime or the failure by employees to meet expected conduct and ethical standards.
Reputational risk is included in the Bank’s risk appetite framework to ensure that risk-taking is aligned with the approved risk appetite. The Bank highly values its reputation and is fully committed to protecting it through a prudent approach to risk-taking and a responsible approach to business. This is achieved through the use of dedicated processes, resources and policies focused on identifying, evaluating, managing and reporting potential reputational risks. This is also achieved by applying the highest standards of personal accountability and ethical conduct as set out in the Group’s Code of Conduct and the Group’s approach to conduct and ethics. Reputational risk potentially arising from proposed business transactions and client activity is assessed in the reputational risk review process. The Group’s global policy on reputational risk requires employees to be conservative when assessing potential reputational impact and, where certain indicators give rise to potential reputational risk, the relevant business proposal or service must be submitted through the reputational risk review process.
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
Fiduciary risk
Fiduciary risk is the risk of financial loss arising when the Bank or its employees, acting in a fiduciary capacity as trustee, investment manager or as mandated by law, do not act in the best interest of the client in connection with the advice and management of its client’s assets including from a product-related market, credit, liquidity and operational risk perspective.
Assessing investment performance and reviewing forward-looking investment risks in discretionary client portfolios and investment funds is central to the Bank’s oversight program. This program targets daily, monthly or quarterly monitoring of all portfolio management activities with independent analysis provided to senior management. Formal review meetings are in place to ensure that investment performance and risks are in line with expectations and adequately supervised.
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
4 Net income from interest activities
Negative interest
Negative interest income is debited to interest income and negative interest expense is credited to interest expense.
Negative interest income and expense
in	2017	2016
Negative interest income and expense (CHF million)
Negative interest income debited to interest income	(258)	(173)
Negative interest expenses credited to interest expense	86	137
5 Net income/(loss) from trading activities and fair value option
in	2017	2016
Net income/(loss) from trading activities and fair value option by risk of underlying instruments (CHF million)
Interest rate instruments [1]	(24)	640
Equity instruments [1]	168	(1,074)
Foreign exchange	217	(662)
Precious metals	55	129
Commodities [2]	5	(7)
Credit instruments	(721)	(1,405)
Other instruments	101	(29)
Net income/(loss) from trading activities and fair value option	(199)	(2,408)
of which net income/(loss) from fair value option	(4,750)	(174)
of which net income/(loss) from fair value option on liabilities	(4,750)	(174)
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
6 Personnel expenses
in	2017	2016
Personnel expenses (CHF million)
Salaries	2,128	2,849
of which variable compensation expenses	357	446
Social benefit expenses	321	598
of which pension and other post-retirement expenses	192	387
Other personnel expenses	99	129
Personnel expenses	2,548	3,576
7 General and administrative expenses
in	2017	2016
General and administrative expenses (CHF million)
Occupancy expenses	109	288
Information and communication technology expenses	136	220
Furniture and equipment	21	40
Fees to external audit companies	31	30
of which fees for financial and regulatory audits [1]	22	29
of which fees for other services	9	1
Other operating expenses [2]	2,773	2,528
General and administrative expenses	3,070	3,106
1 Represents total fees for financial statement, regulatory and related audit services paid by legal entity Credit Suisse AG to external audit companies.
2 Partially related to operating expenses charged by affiliated companies for services provided to the Bank parent company.

8 Increase/(release) of provisions and other valuation adjustments, losses and extraordinary income and expenses
Increase/(release) of provisions and other valuation adjustments, and losses
in	2017		2016
Increase/(release) of provisions and other valuation adjustments, and losses (CHF million)
Increase/(release) of provisions	153	[1]	77	[2]
Other losses	3		9
Increase/(release) of provisions and other valuation adjustments, and losses	156		86
1 Primarily related to an increase in litigation provisions.
2 Primarily related to increases in off-balance sheet provisions and litigation provisions.
Extraordinary income and expenses
in	2017		2016
Extraordinary income (CHF million)
Gains realized from the disposal of participations	362	[1]	39	[2]
Gains realized from the disposal of tangible fixed assets [3]	2		484
Extraordinary income	364		523
Extraordinary expenses (CHF million)
Losses realized from the disposal of participations	(5)	[4]	0
Extraordinary expenses	(5)		0
1 Primarily related to the merger of Credit Suisse (Channel Islands) Limited, the sale of Credit Suisse (Monaco) S.A.M. and the merger of another participation.
2 Primarily related to the sale and liquidation of two subsidiaries.
3 Includes realized gains from the sale of real estate (bank premises).
4 Primarily related to the liquidation of a participation.
9 Taxes
in	2017	2016
Taxes (CHF million)
Current income tax (expense)/benefit	(324)	(300)
Non-income-based taxes (expense)/benefit [1]	(79)	(104)
Taxes	(403)	(404)
1 Includes capital taxes and other non-income based taxes such as UK bank levy expenses.
For the financial year ended December 31, 2017 and 2016, the average tax rate, defined as income tax expense divided by the sum of profit before income tax, was 59% and (12)%, respectively. Income tax expense for the financial year ended December 31, 2017 and 2016 reflected a benefit of CHF 249 million and CHF 167 million, respectively, from the utilization of tax losses carried forward. The calculation is based on statutory tax rates applied to the taxable profit against which tax loss carry forwards were utilized.
10 Assets and liabilities from securities lending and borrowing, repurchase and reverse repurchase agreements
end of	2017	2016
On-balance sheet (CHF million)
Carrying value of receivables from cash collateral paid for securities borrowed and reverse repurchase agreements – gross	75,668	40,800
Impact from master netting agreements	(8,991)	(17)
Carrying value of receivables from cash collateral paid for securities borrowed and reverse repurchase agreements – net	66,677	40,783
Carrying value of liabilities from cash collateral received for securities lent and repurchase agreements – gross	70,055	21,726
Impact from master netting agreements	(8,991)	(17)
Carrying value of liabilities from cash collateral received for securities lent and repurchase agreements – net	61,064	21,709
Off-balance sheet (CHF million)
Carrying value of securities transferred under securities lending and borrowing and repurchase agreements	3,856	1,862
of which transfers with the right to resell or repledge	667	700
Fair value of securities received under securities lending and borrowing and reverse repurchase agreements with the right to resell or repledge	188,142	97,482
of which repledged	139,572	68,268
of which resold	688	517

11 Collateral and impaired loans
Collateralization of loans
	Secured			[1]	Unsecured	Total
end of	Mortgages	Other collateral	Total
2017 (CHF million)
Due from customers	43	90,359	90,402		103,588	193,990
Residential property	3,867	0	3,867		0	3,867
Offices and commercial property	890	0	890		0	890
Manufacturing and industrial property	256	0	256		0	256
Other	63	0	63		0	63
Mortgage loans	5,076	0	5,076		0	5,076
Gross loans	5,119	90,359	95,478		103,588	199,066
Allowance for loan losses	(25)	(351)	(376)		(533)	(909)
Net loans	5,094	90,008	95,102		103,055	198,157
of which due from customers	43	90,008	90,051		103,055	193,106
of which mortgage loans	5,051	0	5,051		0	5,051
2016 (CHF million)
Due from customers	110	86,613	86,723		95,030	181,753
Residential property	3,766	0	3,766		0	3,766
Offices and commercial property	844	0	844		0	844
Manufacturing and industrial property	306	0	306		0	306
Other	49	0	49		0	49
Mortgage loans	4,965	0	4,965		0	4,965
Gross loans	5,075	86,613	91,688		95,030	186,718
Allowance for loan losses	(13)	(580)	(593)		(747)	(1,340)
Net loans	5,062	86,033	91,095		94,283	185,378
of which due from customers	110	86,033	86,143		94,283	180,426
of which mortgage loans	4,952	0	4,952		0	4,952
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

Collateralization of off-balance sheet transactions
	Secured			[1]	Unsecured		Total
end of	Mortgages	Other collateral	Total
2017 (CHF million)
Contingent liabilities	1	8,273	8,274		66,603	[2]	74,877
Irrevocable commitments	439	33,698	34,137		51,402		85,539
Obligations for calls on shares and additional payments	0	0	0		57		57
Off-balance sheet transactions	440	41,971	42,411		118,062		160,473
2016 (CHF million)
Contingent liabilities	51	10,450	10,501		160,408	[2]	170,909
Irrevocable commitments	747	37,999	38,746		56,467		95,213
Obligations for calls on shares and additional payments	0	0	0		155		155
Off-balance sheet transactions	798	48,449	49,247		217,030		266,277
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

2 A majority of contingent liabilities are related to guarantees issued in favor of Group companies.

Impaired loans
end of	Gross amount outstanding		Estimated realizable collateral value	[1]	Net amount outstanding		Specific allowance
2017 (CHF million)
Impaired loans	2,112		1,096		1,016		732
2016 (CHF million)
Impaired loans	3,158	[2]	1,425		1,733	[2]	973
1 Represents the estimated realizable collateral value up to the related gross amount outstanding.
2 Prior period has been corrected.
Changes in impaired loans
	2017				2016					[1]
	Due from customers		Mortgage loans	Total	Due from customers		Mortgage loans		Total
Impaired loans (CHF million)
Balance at beginning of period	3,087		71	3,158	2,477		243		2,720
Change in organization	–		7	7	(198)	[2]	(189)	[2]	(387)	[2]
New impaired loan balances	1,536		110	1,646	3,749		119		3,868
Increase of existing impaired loan balances	88		13	101	190		10		200
Reclassifications to performing loans	(182)		(24)	(206)	(1,795)		(43)		(1,838)
Repayments	(1,235)	[3]	(27)	(1,262)	(741)		(20)		(761)
Liquidation of collateral, insurance and guarantee payments	(186)		(11)	(197)	(213)		(46)		(259)
Write-offs	(846)		0	(846)	(188)		(3)		(191)
Sales	(177)		(3)	(180)	(177)		0		(177)
Foreign exchange translation impact	(109)		0	(109)	(17)		0		(17)
Balance at end of period	1,976		136	2,112	3,087		71		3,158
Changes in impaired loan classification during the year are reflected on a gross basis.
1 Prior period has been corrected.
2 Reflects the transfer of assets to Credit Suisse (Schweiz) AG on November 20, 2016, with retrospective effect as of August 1, 2016.
3 Includes CHF 115 million relating to the conversion of a loan into derivative financial instruments.
12 Trading assets and liabilities and other financial instruments held at fair value
Trading assets and other financial instruments held at fair value
end of	2017	2016
Trading assets and other financial instruments held at fair value (CHF million)
Debt securities, money market instruments and money market transactions	41,826	13,264
of which exchange-traded	2,256	1,968
Equity securities	5,403	3,172
Precious metals and commodities	1,400	1,150
Trading assets	48,629	17,586
Debt securities	105	104
Other	217	210
Other financial instruments held at fair value	322	314
Total trading assets and other financial instruments held at fair value	48,951	17,900
of which carrying value determined based on a valuation model	36,731	8,445
of which securities eligible for repurchase transactions in accordance with liquidity regulations	1,105	3,118
Trading liabilities and liabilities from other financial instruments held at fair value
end of	2017	2016
Trading liabilities and liabilities from other financial instruments held at fair value (CHF million)
Debt securities, money market instruments and money market transactions	3,418	211
of which exchange-traded	260	16
Equity securities	2,948	1,302
Trading liabilities	6,366	1,513
Structured products	60,945	61,411
Liabilities from other financial instruments held at fair value	60,945	61,411
Trading liabilities and liabilities from other financial instruments held at fair value	67,311	62,924
of which carrying value determined based on a valuation model	64,157	61,575

13 Derivative financial instruments
	Trading			Hedging			[1]
end of 2017	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)
Derivative financial instruments (CHF million)
Forwards and forward rate agreements	398,951	324	298	0	0	0
Swaps	4,345,760	7,474	8,334	25,481	271	0
Options bought and sold (OTC)	189,387	725	848	0	0	0
Futures	64,875	0	0	0	0	0
Options bought and sold (exchange-traded)	38,640	0	0	0	0	0
Interest rate products	5,037,613	8,523	9,480	25,481	271	0
Forwards and forward rate agreements	1,314,397	9,440	10,394	0	0	0
Swaps [2]	86,161	1,414	1,366	319	223	0
Options bought and sold (OTC)	369,530	2,799	2,639	0	0	0
Futures	179	0	0	0	0	0
Foreign exchange products	1,770,267	13,653	14,399	319	223	0
Forwards and forward rate agreements	7,459	47	62	0	0	0
Options bought and sold (OTC)	10,858	146	78	0	0	0
Precious metal products	18,317	193	140	0	0	0
Forwards and forward rate agreements	3	0	0	0	0	0
Swaps	66,915	2,091	1,398	0	0	0
Options bought and sold (OTC)	104,895	4,724	4,442	0	0	0
Futures	1,488	0	0	0	0	0
Options bought and sold (exchange-traded)	6,821	41	417	0	0	0
Equity/index-related products	180,122	6,856	6,257	0	0	0
Credit default swaps	19,054	233	656	0	0	0
Total return swaps	5,717	219	68	0	0	0
Other credit derivatives	14,418	62	18	0	0	0
Credit derivatives	39,189	514	742	0	0	0
Swaps	12,603	1,437	371	0	0	0
Options bought and sold (OTC)	97	11	4	0	0	0
Options bought and sold (exchange-traded)	3	0	0	0	0	0
Other derivative products [3]	12,703	1,448	375	0	0	0
Derivative financial instruments [4]	7,058,211	31,187	31,393	25,800	494	0
of which replacement value determined based on a valuation model	–	30,774	30,962	–	494	0
1 Relates to derivative financial instruments that qualify for hedge accounting.
2 Including combined interest rate and foreign exchange swaps.
3 Primarily commodity and energy products.
4 Before impact of master netting agreements.

Derivative financial instruments (continued)
	Trading			Hedging			[1]
end of 2016	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)
Derivative financial instruments (CHF million)
Forwards and forward rate agreements	92,989	32	26	0	0	0
Swaps	3,570,173	8,914	9,265	23,537	1,523	50
Options bought and sold (OTC)	101,210	592	797	0	0	0
Futures	28,120	0	0	0	0	0
Options bought and sold (exchange-traded)	186,052	1	1	0	0	0
Interest rate products	3,978,544	9,539	10,089	23,537	1,523	50
Forwards and forward rate agreements	1,119,390	16,741	18,876	0	0	0
Swaps [2]	120,331	3,224	4,718	107	7	0
Options bought and sold (OTC)	354,654	5,490	5,554	0	0	0
Futures	184	0	0	0	0	0
Foreign exchange products	1,594,559	25,455	29,148	107	7	0
Forwards and forward rate agreements	7,373	106	90	0	0	0
Options bought and sold (OTC)	21,138	377	383	0	0	0
Precious metal products	28,511	483	473	0	0	0
Forwards and forward rate agreements	1	0	0	0	0	0
Swaps	39,114	1,475	1,392	0	0	0
Options bought and sold (OTC)	59,115	2,096	1,995	0	0	0
Futures	19	0	0	0	0	0
Options bought and sold (exchange-traded)	4,104	33	95	0	0	0
Equity/index-related products	102,353	3,604	3,482	0	0	0
Credit default swaps	23,730	856	863	0	0	0
Total return swaps	2,448	17	98	0	0	0
Other credit derivatives	20,839	130	136	0	0	0
Credit derivatives	47,017	1,003	1,097	0	0	0
Forwards and forward rate agreements	0	0	0	0	0	0
Swaps	9,918	1,429	519	0	0	0
Options bought and sold (OTC)	189	10	3	0	0	0
Other derivative products [3]	10,107	1,439	522	0	0	0
Derivative financial instruments [4]	5,761,091	41,523	44,811	23,644	1,530	50
of which replacement value determined based on a valuation model	–	41,384	44,664	–	1,530	50
1 Relates to derivative financial instruments that qualify for hedge accounting.
2 Including combined interest rate and foreign exchange swaps.
3 Primarily commodity and energy products.
4 Before impact of master netting agreements.
Positive and negative replacement values before and after consideration of master netting agreements
end of	2017	2016
Positive and negative replacement values – before consideration of master netting agreements (CHF million)
Positive replacement values – trading and hedging	31,681	43,053
Negative replacement values – trading and hedging	31,393	44,861
Positive and negative replacement values – after consideration of master netting agreements (CHF million)
Positive replacement values – trading and hedging [1]	9,046	8,098
Negative replacement values – trading and hedging [1]	8,373	8,055
1 Netting includes counterparty exposure and cash collateral netting.
Positive replacement values by counterparty type
end of	2017	2016
Positive replacement values by counterparty type (CHF million)
Central clearing counterparties	736	403
Banks and securities dealers	6,093	4,922
Other counterparties [1]	2,217	2,773
Positive replacement values	9,046	8,098
1 Primarily related to bilateral OTC derivative contracts with clients.

Fair value hedges
in	2017	2016
Gains/(losses) on derivative financial instruments recognized in income (CHF million)
Interest rate products	(327)	(492)
Gains/(losses) on derivative financial instruments recognized in income	(327)	(492)
Gains/(losses) on hedged items recognized in income (CHF million)
Interest rate products	328	496
Gains/(losses) on hedged items recognized in income	328	496
Details of fair value hedges (CHF million)
Net gains/(losses) on the ineffective portion	1	4
All gains/(losses) are recognized in net income/(loss) from trading activities and fair value option.
Cash flow hedges
in	2017	2016
Deferred unrealized gains/(losses) on derivative financial instruments related to cash flow hedges (CHF million) [1]
Balance at beginning of period	(25)	15
Interest rate products	(50)	32
Gains/(losses) on derivative financial instruments deferred during reporting period	(50)	32
Interest rate products [2]	(14)	21
Deferred gains/(losses) on derivative financial instruments reclassified into income	(14)	21
Transfer of assets to Credit Suisse (Schweiz) AG effective August 1	–	(51)
Balance at end of period	(61)	(25)
Details of cash flow hedges (CHF million)
Net gains/(losses) on the ineffective portion [2]	(2)	(1)
1 Included in the compensation account within other assets or other liabilities.
2 Included in net income/(loss) from trading activities and fair value option.
As of December 31, 2017, the net loss associated with cash flow hedges expected to be reclassified from other assets and other liabilities to the statement of income within the next 12 months was CHF 30 million.
As of December 31, 2017, the maximum length of time over which the Bank parent company hedged its exposure to the variability in future cash flows for forecasted transactions, excluding those forecasted transactions related to the payment of variable interest on existing financial instruments, was five years.
> Refer to “Use of derivative financial instruments and hedge accounting” in Note 3 – Risk management, use of derivative financial instruments and hedge accounting for further information.

14 Financial investments
end of	2017		2016
	Carrying value	Fair value	Carrying value	Fair value
Financial investments (CHF million)
Debt securities	17,498	17,515	6,267	6,274
of which held-to-maturity	13,505	13,522	3,428	3,435
of which available-for-sale	3,993	3,993	2,839	2,839
Equity securities	1,026	1,048	622	622
of which qualified participations [1]	821	841	455	456
Real estate [2]	38	38	36	36
Other [3]	29	29	31	31
Financial investments	18,591	18,630	6,956	6,963
of which securities eligible for repurchase transactions in accordance with liquidity regulations	6	–	0	–
1 Includes participations held in financial investments with at least 10% in capital or voting rights.
2 Real estate acquired from the lending business (repossessed assets) and classified as held-for-sale is carried at lower of cost and liquidation value.
3 Includes other non-financial assets acquired from the lending business (repossessed assets) such as commodities, vehicles and other goods.
Debt securities by counterparty rating
end of	2017	2016
Debt securities by counterparty rating (CHF million) [1]
AAA to AA–	3,993	2,611
BB+ to B–	55	128
No rating [2]	13,450	3,528
Debt securities	17,498	6,267
1 Ratings are based on external data from Standard & Poor's.
2 Mainly related to funding in the form of bail-in capital provided to Credit Suisse (Schweiz) AG.
15 Other assets and other liabilities
end of	2017	2016
Other assets (CHF million)
Compensation account	1,831	181
Indirect taxes and duties	136	133
Other [1]	407	949
Other assets	2,374	1,263
Other liabilities (CHF million)
Indirect taxes and duties	24	26
Other [2]	540	419
Other liabilities	564	445
1 Includes receiveables from settlement accounts, coupons, internal clearing accounts and other miscellanenous assets.
2 Includes payables from settlement accounts, accounts payable for goods and services purchased, internal clearing accounts and other miscellanenous liabilities.
16 Assets pledged
end of	2017		2016
	Carrying value	Actual liabilities	Carrying value	Actual liabilities
Assets pledged (CHF million) [1]
Due from customers	94	94	221	221
Trading assets	27,010	26,396	372	217
Assets pledged	27,104	26,490	593	438
1 Excludes assets pledged in connection with securities lending and borrowing, repurchase agreements and reverse-repurchase agreements.

17 Pension plans
As of December 31, 2017 and 2016, the Bank parent company’s did not have any liabilities due to own pension plans.
> Refer to “Note 29 – Pension and other post-retirement benefits” in VIII –Consolidated financial statements – Credit Suisse (Bank) for further information.
Swiss pension plan
The Bank parent company’s employees are covered by the pension plan of the “Pensionskasse der Credit Suisse Group AG (Schweiz)” (the Swiss pension plan). Most of the Group parent company’s Swiss subsidiaries and a few companies that have close business and financial ties with the Group parent company participate in this plan. The Swiss pension plan is an independent self-insured pension plan set up as a trust and qualifies as a defined contribution plan (savings plan) under Swiss law.
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
Employer contribution reserves
	Employer contribution reserves – notional		Amount subject to waiver		Employer contribution reserves – net		[1]	Increase/(Release) of employer contribution reserves included in personnel expenses
end of / in	2017	2016	2017	2016	2017	2016		2017	2016
CHF million
Swiss pension plan	20	20	0	0	20	20		0	(2)
Total	20	20	0	0	20	20		0	(2)
1 In line with Swiss GAAP statutory accounting guidance, contributions to the employer contribution reserves are not recorded in the Bank parent company's statutory balance sheet.
Pension plan economic benefit/(obligation), pension contributions and pension expenses
	Over/(Under) -funding				Economic benefit/ (obligation) recorded by Bank parent company			[2]	Pension contributions		Pension expenses included in personnel expenses
end of / in	2017		2016		2017	2016	Change		2017	2016	2017	2016
CHF million
Swiss pension plan – status overfunded	887	[1]	726	[1]	–	–	–		182	362	182	362	[3]
International pension plans – underfunded	(20)		(8)		(20)	(8)	(12)		0	0	(11)	4
International pension plans – without over-/underfunding	0		0		0	0	0		21	21	21	21
Total	867		718		(20)	(8)	(12)		203	383	192	387
1
Represents the Bank parent company's share of 39.0% and 58.9% in the total over/(under)funding of the Swiss pension plan of CHF 2,275 million and CHF 1,233 million as of December 31, 2017 and 2016, respectively.

2
In line with Swiss GAAP statutory accounting guidance, the Bank parent company's economic benefit from its share in the overfunding of the Swiss pension plan is not recorded in the Bank parent company's statutory balance sheet.

3 Includes a release of employer contribution reserves of CHF 2 million.

18 Issued structured products
end of	2017						2016
	Not bifurcated	[1]	Bifurcated			Total	Not bifurcated	[1]	Bifurcated			Total
	Liabilities from other financial instruments held at fair value	[2]	Value of underlying instrument	Value of derivative	[1]		Liabilities from other financial instruments held at fair value	[2]	Value of underlying instrument	Value of derivative	[1]
Carrying value of issued structured products by underlying risk of the embedded derivative (CHF million)
Interest rates
Structured products with own debt	14,414		0	0		14,414	16,505		0	0		16,505
Structured products without own debt	773		0	0		773	736		0	0		736
Equity
Structured products with own debt	37,694		0	0		37,694	36,331		0	0		36,331
Foreign exchange
Structured products with own debt	644		0	0		644	420		0	0		420
Structured products without own debt	0		528	(2)		526	0		723	(4)		719
Commodities / precious metals
Structured products with own debt	2,226		0	0		2,226	1,455		0	0		1,455
Structured products without own debt	0		56	0		56	0		83	(2)		81
Credit
Structured products with own debt	5,082		0	0		5,082	5,793		0	0		5,793
Other [3]
Structured products with own debt	112		0	0		112	171		0	0		171
Total	60,945		584	(2)		61,527	61,411		806	(6)		62,211
1 Carried at fair value.
2 Reflects balance sheet classification.
3 Includes structured products where the underlying risk relates to hedge funds or other products with multiple underlying risks.
19 Unsecured senior debt and structured notes
end of	2017					2016
	Original maturity up to 1 year		Original maturity greater than 1 year		Total	Original maturity up to 1 year	Original maturity greater than 1 year		Total
Unsecured senior debt (CHF million)
Total unsecured senior debt [1,2]	7,662		81,107	[3]	88,769	5,495	91,968	[3]	97,463
of which recorded in medium-term notes					0				0
of which recorded in bonds and mortgage-backed bonds					88,769				97,463
Unsecured structured notes (CHF million)
Total unsecured structured notes	10,116	[4]	50,171		60,287	2,452	58,223		60,675
of which recorded in liabilities from other financial instruments held at fair value					60,172				60,675
of which recorded in bonds and mortgage-backed bonds					115				0
1 Includes guaranteed debt.
2 Excludes senior unsecured debt included in due to banks and customer deposits as well as certificates of deposits and bankers acceptances.
3 Includes bail-in instruments of CHF 31,503 million and CHF 22,423 million as of December 31, 2017 and 2016, respectively, with Credit Suisse Group AG.
4 Since 2017, maturity is determined based on the first date at which a noteholder can request repayment. In 2016, maturity was determined based on the original maturity date.

20 Provisions and valuation adjustments
2017	Balance at beginning of period	Change in orga- nization	Utilized for purpose	Reclassifi- cations	Foreign exchange translation differences	Recoveries, interest past due	New charges to income statement	Releases to income statement	Balance at end of period
Provisions (CHF million)
Provisions for pension benefit obligations	8	22	0	–	0	–	2	(12)	20	[1]
Provisions for off-balance sheet default risks	206	0	(3)	0	(8)	0	133	(175)	153	[2,3]
Provisions for other business risks	17	(1)	(2)	0	0	0	17	(1)	30	[2]
Restructuring provisions	28	(2)	(47)	0	0	0	63	(28)	14	[4]
Other provisions	329	(12)	(181)	0	(2)	1	201	(5)	331	[5]
Provisions	588	7	(233)	0	(10)	1	416	(221)	548
Valuation adjustments for default and country risks (CHF million) [6]
Valuation adjustments for default and country risks	1,342	0	(870)	0	(46)	65	1,191	(773)	909
of which valuation adjustments for default risks from impaired receivables	974	0	(870)	0	(31)	65	967	(373)	732
of which valuation adjustments for inherent risks	368	0	0	0	(15)	0	224	(400)	177
1 Partially discounted at rates between 1.20% and 7.00%.
2 Provisions are not discounted due to their short-term nature.
3 Provisions are mainly related to irrevocable loan commitments and guarantees.
4 Partially discounted at rates between 0.1% and 1.35%.
5 Includes provisions in respect of litigation claims of CHF 275 million and CHF 257 million as of December 31, 2017 and 2016, respectively; partially discounted at rates between 2.90% and 16.50%.
6 Changes in impaired loan classification during the year and related movements in valuation adjustments are reflected on a gross basis.
21 Composition of share capital, conversion and reserve capital
end of	2017			2016
	Quantity	Total nominal value (CHF million)		Quantity	Total nominal value (CHF million)
Share capital
Registered shares (at CHF 1 par value per share)	4,399,680,200	4,400	[1]	4,399,680,200	4,400	[1]
Share capital		4,400			4,400
Conversion and reserve capital [2]
Unlimited conversion capital (at CHF 1 par value per share) [3]	unlimited	unlimited		unlimited	unlimited
Reserve capital (at CHF 1 par value per share) [4]	4,399,680,200	4,400		4,399,665,200	4,400
of which used for capital increases	0	0		0	0
of which reserved for planned capital increases	0	0		0	0
1 The dividend eligible capital equals the total nominal value. As of December 31, 2017 and 2016, the total nominal value of registered shares was CHF 4,399,680,200 and fully paid.
2 Represents authorized capital.
3 For information on principal characteristics of unlimited conversion capital, refer to Article 4d in the Articles of Association of the Bank parent company.
4 For information on principal characteristics of reserve capital, refer to Article 4e in the Articles of Association of the Bank parent company.
Non-distributable reserves
As of December 31, 2017 and 2016, the amount of non-distributable reserves in accordance with the Swiss Code of Obligations and the Bank parent company’s articles of association was CHF 2,200 million. Not reflected in this amount are reserves which the Bank parent company is required to retain in order to meet the regulatory capital requirements as a going concern.
Transactions with shareholders
In 2016, the Group parent company made an a-fonds-perdu contribution in kind (i.e., without consideration) of CHF 4 million to the Bank parent company consisting of 100% participating interests in FIDES Treasury Services AG. FIDES Treasury Services AG was subsequently transferred to Credit Suisse (Schweiz) AG in connection with the transfer of assets on November 20, 2016.
> Refer to “Statement of changes in equity” and “Note 1 – Business activities, developments and subsequent events” for further information on transactions with shareholders.

22 Significant shareholders and groups of shareholders
end of	2017					2016
	Number of shares (million)		Total nominal value (CHF million)	Share- holding (%)		Number of shares (million)		Total nominal value (CHF million)	Share- holding (%)
Direct shareholders
Credit Suisse Group AG	4,400	[1]	4,400	100.00		4,400	[1]	4,400	100.00
Indirect shareholders through Credit Suisse Group AG [2]
Chase Nominees Ltd. [3]	567		567	12.88		705		705	16.03
Nortrust Nominees Ltd. [3]	242		242	5.49		237		237	5.39
The Bank of New York Mellon [3]	–		–	–	[4]	226		226	5.14
Crescent Holding GmbH	–		–	–	[4]	224		224	5.10
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
Information received from shareholders of the Group parent company not registered in the share register
In addition to the shareholdings registered in the share register of the Group parent company, the Group has obtained the following information from its shareholders and reported it to the SIX Swiss Exchange (SIX) in accordance with the notification requirements of the Swiss Federal Act on Financial Market Infrastructures and Market Conduct in Securities and Derivatives Trading. These shareholders may hold their shareholdings in Group shares through a nominee.
In a disclosure notification that the Group published on November 9, 2013, the Group was notified that as of November 4, 2013, Harris Associates L.P. held 81.5 million shares, or 5.17%, of the registered Group shares issued as of the date of the notified transaction. No further disclosure notification was received from Harris Associates L.P. relating to holdings of registered Group shares since 2013. This position includes the reportable position of Harris Associates Investment Trust (4.97% of the voting rights), as published by the SIX on November 28, 2017.
In a disclosure notification that the Group published on May 12, 2017, the Group was notified that as of May 8, 2017, Norges Bank held 106.1 million shares, or 5.08% of the voting rights, of the registered Group shares issued as of the date of the notified transaction. In a disclosure notification that the Group published on February 15, 2018, the Group was notified that Norges Bank’s shareholdings and voting rights of Group shares had fallen below the 5% threshold as of February 13, 2018.
In 2017, the Group received disclosure notifications from The Olayan Group and The Capital Group Companies, Inc. that their holdings of registered Group shares and voting rights had fallen below the 5% threshold. BlackRock, Inc.’s as well as Qatar Holding LLC’s holdings of registered Group shares and voting rights remained below the 5% threshold both as of December 31, 2017 and as of December 31, 2016.
Shareholders with a qualified participation
As of the date of the most recent notification received by the Group on August 16, 2017, Qatar Investment Authority (through Qatar Holding LLC) held approximately 4.94% of the Group’s common shares and 10.97% purchase rights in the form of contingent convertible capital instruments, which will be converted into shares only in situations where the Group no longer meets specific regulatory capital requirements. As of the date of the most recent notification received by the Group on June 2, 2017, The Olayan Group (through Crescent Holding GmbH) held approximately 4.93% of the Group’s common shares and 5.29% purchase rights consisting of 5.242% purchase rights in the form of contingent convertible capital instruments, which will be converted into shares only in situations where the Group no longer meets specific regulatory capital requirements, and 0.048% from short put options. In addition to the Group, which is the direct shareholder of the Bank parent company, Qatar Investment Authority and The Olayan Group are shareholders with a qualified participation in accordance with Bank Law.
> Refer to “Note 24 – Amounts receivable from and amounts payable to related parties” for further information on shareholders with a qualified participation.

23 Shareholdings of the Board of Directors, Executive Board and employees and information on compensation plans
> Refer to “V – Compensation” for a comprehensive disclosure of compensation to the Board of Directors and the Executive Board of Credit Suisse Group AG.
> Refer to “Note 22 – Shareholdings of the Board of Directors, Executive Board and employees” in VII –Parent company financial statements – Credit Suisse Group for information on shareholdings of the Board of Directors and the Executive Board of the Bank parent company.
Share-based awards outstanding
end of	2017		2016
	Number of share- based awards outstanding in million	Fair value in CHF million	Number of share- based awards outstanding in million	Fair value in CHF million
Share-based awards [1]
Employees	21.7	377	19.8	290
Share-based awards	21.7	377	19.8	290
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
As of December 31, 2017 and 2016, the Bank parent company did not have any option plans with outstanding options.
Compensation plans
For 2016, the Bank parent company granted share awards, performance share awards and Contingent Capital Awards (CCA) as deferred compensation in February 2017.
Deferred compensation is awarded to employees with total compensation greater than or equal to CHF/USD 250,000 or the local currency equivalent. Employees with total compensation below CHF/USD 250,000 or the local currency equivalent received variable incentive compensation in the form of an immediate cash award. Performance share awards were granted to managing directors and material risk takers and controllers, CCA were granted to managing directors and directors.
For 2017 and 2016, all share-based compensation plans of the Bank parent company were either settled in shares of the Group parent company (Group shares) or in cash on the basis of the fair value of the Group shares.
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
On February 15, 2017, the Bank parent company granted 6.5 million share awards with a total value of CHF 100 million. The number of share awards granted to employees was generally determined by dividing the deferred component of variable compensation being granted as share awards by the average price of a Group share over the ten consecutive trading days ended February 28, 2017. The fair value of each share award was CHF 15.42, the Group share price on the grant date. The majority of share awards granted include the right to receive dividend equivalents on vested shares.
Performance share awards
Managing directors and all >>>material risk takers and controllers (employees whose activities are considered to have a potentially material impact on the Group’s risk profile) received a portion of their deferred variable compensation in the form of performance share awards. Performance share awards are similar to share awards, except that the full balance of outstanding performance share awards, including those awarded in prior years, are subject to performance-based malus provisions. Performance share awards granted in 2015 were subject to a negative adjustment in the event of a negative strategic return on equity (ROE) of the Group, which was calculated based on Core Results, adjusted for the goodwill impairment charge related to the re-organization of the former Investment Banking division. However, following the change in the Group’s financial reporting structure in 2015, the strategic ROE is no longer calculated, and consequently, any negative adjustment to performance share awards is subject to the discretion of the Compensation Committee. Starting in 2016, the ROE calculation is based on adjusted results, which the Compensation Committee considered as the most accurate reflection of the operating performance of the businesses.
Performance share awards granted from 2016 and onward are subject to a negative adjustment in the event of a divisional loss by the division in which the employees worked as of December 31, 2017, or a negative ROE of the Group, whichever results in a larger adjustment. For employees in corporate functions and the Strategic Resolution Unit, the negative adjustment only applies in the event of a negative ROE of the Group and is not linked to the performance of the divisions. The basis for the ROE calculation may vary from year to year, depending on the Compensation Committee’s determination for the year in which the performance shares are granted.
On February 15, 2017, the Bank parent company granted 4.3 million performance share awards with a total value of CHF 65 million. The number of performance share awards granted to employees was generally determined by dividing the deferred component of variable compensation being granted as performance share awards by the average price of a Group share over the ten consecutive trading days ended February 28, 2017. The fair value of each performance share award was CHF 15.42, the Group share price on the grant date. The majority of performance share awards granted include the right to receive dividend equivalents on vested shares.
Contingent Capital Awards
CCA were granted in February 2017 and January 2016 to managing directors and directors as part of the 2016 and 2015 deferred variable compensation and have rights and risks similar to those of certain contingent capital instruments issued by the Group in the market. CCA are scheduled to vest on the third anniversary of the grant date, other than those granted to individuals classified as risk managers or senior managers under the UK PRA Remuneration Code, where CCA vest on the fifth and seventh anniversaries of the grant date, respectively, and will be expensed over the vesting period. CCA provide a conditional right to receive semi-annual cash payments of interest equivalents until settled, with rates being dependent upon the vesting period and currency of denomination:
– CCA granted in 2017 and 2016 that are denominated in US dollars receive interest equivalents at a rate of 4.27% and 5.41%, respectively, per annum over the six-month US dollar >>>London Interbank Offered Rate (LIBOR) and vest three, five or seven years from the date of grant;
– CCA granted in 2017 and 2016 that are denominated in Swiss francs receive interest equivalents at a rate of 3.17% and 4.23%, respectively, per annum over the six-month Swiss franc LIBOR and vest three years from the date of grant;
– CCA granted in 2017 that are denominated in Swiss francs receive interest equivalents at a rate of 3.03% per annum over the six-month Swiss franc LIBOR and vest five years from the date of grant; and
– CCA granted in 2017 that are denominated in Swiss francs receive interest equivalents at a rate of 2.93% per annum over the six-month Swiss franc LIBOR and vest seven years from the date of grant.
The rates were set in line with market conditions at the time of grant and existing high-trigger and low-trigger contingent capital instruments that the Group has issued. For CCA granted in February 2017, employees who received compensation in Swiss francs received CCA denominated in Swiss francs and all other employees received CCA denominated in US dollars.
As CCA qualify as going-concern loss-absorbing capital of the Group, the timing and form of distribution upon settlement is subject to approval by >>>FINMA. At settlement, employees will receive either a contingent capital instrument or a cash payment based on the fair value of the CCA. The fair value will be determined by the Group. In the case of a cash settlement, the CCA award will be converted into the local currency of each respective employee.
CCA have loss-absorbing features such that prior to settlement, the principal amount of the CCA would be written down to zero and forfeited if any of the following trigger events were to occur:
– the Group’s reported common equity tier 1 (CET1) ratio falls below 7%; or
– FINMA determines that cancellation of the CCA and other similar contingent capital instruments is necessary, or that the Group requires public sector capital support, in either case to prevent it from becoming insolvent or otherwise failing.
On February 15, 2017 and January 19, 2016, the Bank parent company awarded CHF 37 million and CHF 35 million, respectively, of CCA that are expensed over the vesting period from the grant date.
Other cash awards
Other cash awards include certain share and performance share awards settled in cash.

Deferred compensation expenses
in	2017	2016
Deferred compensation expense (CHF million)
Share awards [1]	125	72
Contingent Capital share awards	9	4
Performance share awards	87	28
Contingent Capital Awards (cash awards)	40	33
Other cash awards	24	20
Discontinued plans [2]	1	3
Deferred compensation expense	286	160
1 Includes special share awards.
2 Includes all plans that are discontinued but may still incur deferred compensation expense until final vesting of the related awards.
24 Amounts receivable from and amounts payable to related parties
end of	2017		2016
	Amounts receivable	Amounts payable	Amounts receivable	Amounts payable
Amounts receivable from and/or payable to related parties (CHF million)
Shareholders with a qualified participation	3,514	22,790	3,011	11,595
Group companies	210,033	141,812	196,262	84,846
Affiliated companies	688	561	6,193	530
Members of governing bodies [1]	37	103	28	54
1
Includes both the governing bodies of the Bank parent company (Credit Suisse AG) and the governing bodies of the Group holding company (Credit Suisse Group AG). Governing bodies include members of the Board of Directors, the Executive Board and the statutory auditors and companies controlled by members of each of these bodies.

Significant off-balance sheet transactions
As part of the normal course of business, the Bank parent company issues guarantees, loan commitments and enters into other agreements with group companies which are recorded as off-balance sheet transactions by the Bank parent company. As of December 31, 2017 and 2016, the Bank parent company had contingent liabilities of CHF 70,015 million and CHF 164,684 million, respectively, and irrevocable loan commitments of CHF 3,395 million and CHF 2,036 million, respectively, of which substantially all were related to transactions with group companies.
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
Sales and Trading Services
On November 20, 2016, with retrospective effect between the parties as of August 1, 2016, the Bank parent company entered into a contractual relationship with Credit Suisse (Schweiz) AG. The purpose of this contractual relationship is to collaboratively operate the Swiss portion of the former STS business while acting independently, with each of Credit Suisse (Schweiz) AG and the Bank parent company acting in its own name externally and not in joint name. The collaboration does not have legal effects for external parties and has been entered into for a fixed minimum period of three years, renewable in three year increments. Net profits of the collaboration are shared equally between the Bank parent company and Credit Suisse (Schweiz) AG. Net losses are shared equally between the Bank parent company and Credit Suisse (Schweiz) AG, with the maximum loss participation for Credit Suisse (Schweiz) AG limited to 50% of the aggregated gains reported by the parties with respect to the collaboration for the preceding three financial years. For the three financial years until December 31, 2018, including Credit Suisse (Schweiz) AG’s first financial year from August 1 to December 31, 2016, the maximum loss participation is determined by a fixed amount for the first year, and by a combination of a fixed amount and a variable amount depending on prior period net profits with respect to the collaboration for the following two years.

25 Total assets by country rating
end of	2017			2016
Internal ratings	CHF million	[2]	%	CHF million	[2]	%
Total assets by internal country rating (CHF million)
AAA	165,966		28.8%	162,068		31.9%
AA	253,537		44.0%	186,255		36.7%
A	34,106		5.9%	31,273		6.2%
BBB	13,190		2.3%	15,751		3.1%
BB	9,103		1.6%	6,232		1.2%
B	5,227		0.9%	3,549		0.7%
CCC	6,943		1.2%	7,793		1.5%
CC	0		0.0%	1,325		0.3%
C	41		0.0%	0		0.0%
D	156		0.0%	0		0.0%
Foreign assets	488,269		84.7%	414,246		81.6%
Domestic assets	87,949		15.3%	93,554		18.4%
Total assets	576,218		100.0%	507,800		100.0%
1
Internal ratings are calibrated to the long-term issuer credit ratings of Standard & Poor's for the respective sovereigns. Internal country ratings may differ from Standard & Poor's respective country ratings.

2 Net balance sheet exposure by country rating of risk domicile.
26 Fiduciary transactions
end of	2017	2016
Fiduciary transactions (CHF million)
Fiduciary placements with third-party institutions	2,729	2,757
Fiduciary transactions	2,729	2,757
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
For the purpose of classifying assets under management, clients with multiple accounts are assessed from an overall relationship perspective. Accounts that are clearly separate from the remainder of the client relationship and represent assets held for custody purposes only are not included as assets under management.

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
Assets under management
end of	2017	2016
Assets under management (CHF billion)
Assets in collective investment instruments managed by Credit Suisse AG	0.2	68.9
Assets with discretionary mandates	88.5	166.8
Other assets under management	391.3	345.4
Assets under management (including double counting)	480.0	581.1
of which double counting	–	6.5
Changes in assets under management
	2017		2016
Changes in assets under management (CHF billion)
Assets under management at beginning of period [1]	581.1		1,015.8
Net new assets/(Net asset outflows)	28.0		21.1
Market movements, interest, dividends and foreign exchange	31.3		12.2
of which market movements, interest and dividends [2]	33.2		7.0
of which foreign exchange	(1.9)		5.2
Other effects	(160.4)	[3]	(468.0)	[4]
Assets under management at end of period [1]	480.0		581.1
1 Including double counting.
2 Net of commissions and other expenses and net of interest expenses charged.
3
Includes a reduction in assets under management of CHF 167.6 billion related to the transfer of the Swiss-related asset management business from the Bank parent company to Credit Suisse Asset Management (Schweiz) AG.

4
Includes a reduction in assets under management of CHF 508.1 billion related to the transfer of assets from the Bank parent company to Credit Suisse (Schweiz) AG on November 20, 2016, with retrospective effect as of August 1, 2016, partially offset by the impact of Credit Suisse (Schweiz) AG's assets that remained invested in products managed by the Bank parent company.

Net new assets
Net new assets measure the degree of success in acquiring assets under management or changes in assets under management through warranted reclassifications. The calculation is based on the direct method, taking into account individual cash payments, security deliveries and cash flows resulting from loan increases or repayments. Interest and dividend income credited to clients and commissions, interest and fees charged for banking services are not taken into account when calculating net new assets, as such charges are not directly related to the Bank parent company’s success in acquiring assets under management. Similarly, changes in assets under management due to currency and market volatility as well as asset inflows and outflows due to the acquisition or divestiture of businesses are not part of net new assets.

Proposed appropriation of retained earnings
Proposed appropriation of retained earnings
end of	2017
Retained earnings (CHF million)
Retained earnings carried forward	0
Net profit	225
Retained earnings available for appropriation	225
Dividend	10
Retained earnings to be carried forward	215

Additional information
Statistical information
Other information

Statistical information
Statistical information – Group
Set forth below is statistical information for the Group required under the US Securities and Exchange Commission’s (SEC) specialized industry guide for bank holding companies – Industry Guide 3. The tables are based on information in VI – Consolidated financial statements – Credit Suisse Group.
Average balances and interest rates
in	2017					2016				2015
	Average balance	Interest income		Average rate		Average balance	Interest income		Average rate	Average balance	Interest income	Average rate
Assets (CHF million, except where indicated)
Cash and due from banks
Switzerland	1,074	(195)	[1]	(18.16)%	[1]	369	(75)	[1]	(20.33)%	274	2	0.73%
Foreign	31,058	302		0.97%		44,196	199		0.45%	41,493	154	0.37%
Interest-bearing deposits with banks
Switzerland	37	0		0.00%		16	0		0.00%	29	0	0.00%
Foreign	693	3		0.43%		796	5		0.63%	924	12	1.30%
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions [2]
Switzerland	4,236	39		0.92%		2,122	21		0.99%	1,411	17	1.20%
Foreign	144,817	2,476		1.71%		146,474	2,746		1.87%	148,552	2,608	1.76%
Trading assets
Switzerland	1,047	46		4.39%		1,078	51		4.73%	1,357	57	4.20%
Foreign	146,817	6,651		4.53%		169,850	7,432		4.38%	201,124	8,988	4.47%
Investment securities
Switzerland	513	2		0.39%		633	2		0.32%	669	3	0.45%
Foreign	1,966	45		2.29%		2,133	58		2.72%	2,310	62	2.68%
Loans
Switzerland	154,621	2,543		1.64%		154,357	2,487		1.61%	154,628	2,690	1.74%
Foreign	122,524	3,436		2.80%		121,145	3,142		2.59%	121,033	2,723	2.25%
Other interest-earning assets
Switzerland	1,105	19		1.72%		1,932	39		2.02%	3,019	114	3.78%
Foreign	62,925	1,690		2.69%		82,307	1,267		1.54%	103,321	1,911	1.85%
Interest-earning assets	673,433	17,057		2.53%		727,408	17,374		2.39%	780,144	19,341	2.48%
Specific allowance for losses	(5,209)					(4,827)				(4,738)
Non-interest-earning assets	205,759					205,424				207,181
Total assets	873,983					928,005				982,587
Percentage of assets attributable to foreign activities	78.04%					79.06%				79.94%
1
Includes negative interest income from deposits placed with the Swiss National Bank due to negative interest rates beginning in 2015. The respective principal of such interest is being reported under non-interest-earning assets.

2
Average balances of central bank funds sold, securities purchased under resale agreements and securities borrowing transactions are reported net in accordance with ASC Topic 210 - Balance sheet, while interest income excludes the impact of ASC Topic 210 - Balance sheet.

Average balances and interest rates (continued)
in	2017			2016			2015
	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate
Liabilities (CHF million, except where indicated)
Deposits of banks
Switzerland	2,031	(5)	(0.25)%	1,497	(3)	(0.20)%	2,760	5	0.18%
Foreign	14,998	122	0.81%	20,798	121	0.58%	23,851	79	0.33%
Deposits of non-banks
Switzerland	165,821	94	0.06%	157,038	86	0.05%	171,176	184	0.11%
Foreign	187,205	1,143	0.61%	186,970	840	0.45%	179,904	617	0.34%
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions [1]
Switzerland	2,589	77	2.97%	2,624	66	2.52%	3,142	57	1.81%
Foreign	46,091	1,207	2.62%	55,419	1,322	2.39%	71,300	1,206	1.69%
Trading liabilities
Switzerland	337	10	2.97%	291	15	5.15%	302	11	3.64%
Foreign	40,648	3,533	8.69%	38,241	3,587	9.38%	43,343	3,843	8.87%
Short-term borrowings
Switzerland	68	0	0.00%	880	0	0.00%	650	0	0.00%
Foreign	16,610	166	1.00%	12,195	84	0.69%	20,346	105	0.52%
Long-term debt
Switzerland	30,936	917	2.96%	28,857	640	2.22%	27,836	707	2.54%
Foreign	157,614	2,726	1.73%	171,543	2,879	1.68%	164,049	3,077	1.88%
Other interest-bearing liabilities
Switzerland	1,315	8	0.61%	2,491	19	0.76%	1,714	18	1.05%
Foreign	51,100	502	0.98%	72,020	156	0.22%	86,240	133	0.15%
Interest-bearing liabilities	717,363	10,500	1.46%	750,864	9,812	1.31%	796,613	10,042	1.26%
Non-interest-bearing liabilities	114,253			133,081			140,559
Total liabilities	831,616			883,945			937,172
Shareholders' equity	42,367			44,060			45,415
Total liabilities and shareholders' equity	873,983			928,005			982,587
Percentage of liabilities attributable to foreign activities	74.75%			77.29%			76.96%
1
Average balances of central bank funds purchased, securities sold under repurchase agreements and securities lending transactions are reported net in accordance with ASC Topic 210 - Balance sheet, while interest expense excludes the impact of ASC Topic 210 - Balance sheet.

Net interest income and interest rate spread
in	2017		2016		2015
	Net interest income in CHF million	Interest rate spread in %	Net interest income in CHF million	Interest rate spread in %	Net interest income in CHF million	Interest rate spread in %
Net interest income and interest rate spread
Switzerland	1,353	1.00	1,702	1.20	1,901	1.30
Foreign	5,204	1.10	5,860	1.00	7,398	1.20
Total net	6,557	1.00	7,562	1.10	9,299	1.20

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
Selected margin information
in	2017	2016	2015
Selected margin information (average rate in %)
Switzerland	0.83	1.06	1.18
Foreign	1.02	1.03	1.20
Net interest margin	0.97	1.04	1.19
The US Federal Reserve successively raised the target range of the federal funds rate to 0.75% to 1.00% in March 2017, 1.00% to 1.25% in June 2017 and 1.25% to 1.50% in December 2017.
The Swiss National Bank set the three-month Swiss franc London Interbank Offered Rate, which was (0.75)% at the end of December 2017.
The European Central Bank set the fixed rate tenders, which stood at 0.00% at the end of 2017.
The Bank of England set the bank rate at 0.25% in 2016 and changed the bank rate to 0.50% in November 2017.
Analysis of changes in net interest income
in	2017 vs 2016			2016 vs 2015
	Increase/(decrease) due to changes in			Increase/(decrease) due to changes in
	Average volume	Average rate	Net change	Average volume	Average rate	Net change
Assets (CHF million)
Cash and due from banks
Switzerland	(143)	23	(120)	1	(78)	(77)
Foreign	(59)	162	103	10	35	45
Interest-bearing deposits with banks
Switzerland	0	0	0	0	0	0
Foreign	(1)	(1)	(2)	(2)	(5)	(7)
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions
Switzerland	21	(3)	18	9	(5)	4
Foreign	(31)	(239)	(270)	(37)	175	138
Trading assets
Switzerland	(1)	(4)	(5)	(12)	6	(6)
Foreign	(1,009)	228	(781)	(1,398)	(158)	(1,556)
Investment securities
Switzerland	0	0	0	0	(1)	(1)
Foreign	(5)	(8)	(13)	(5)	1	(4)
Loans
Switzerland	4	52	56	(5)	(198)	(203)
Foreign	36	258	294	3	416	419
Other interest-earning assets
Switzerland	(17)	(3)	(20)	(41)	(34)	(75)
Foreign	(298)	721	423	(389)	(255)	(644)
Interest-earning assets
Switzerland	(136)	65	(71)	(48)	(310)	(358)
Foreign	(1,367)	1,121	(246)	(1,818)	209	(1,609)
Change in interest income	(1,503)	1,186	(317)	(1,866)	(101)	(1,967)

Analysis of changes in net interest income (continued)
in	2017 vs 2016			2016 vs 2015
	Increase/(decrease) due to changes in			Increase/(decrease) due to changes in
	Average volume	Average rate	Net change	Average volume	Average rate	Net change
Liabilities (CHF million)
Deposits of banks
Switzerland	(1)	(1)	(2)	(2)	(6)	(8)
Foreign	(34)	35	1	(10)	52	42
Deposits of non-banks
Switzerland	4	4	8	(16)	(82)	(98)
Foreign	1	302	303	24	199	223
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions
Switzerland	(1)	12	11	(9)	18	9
Foreign	(223)	108	(115)	(268)	384	116
Trading liabilities
Switzerland	2	(7)	(5)	0	4	4
Foreign	226	(280)	(54)	(453)	197	(256)
Short-term borrowings
Switzerland	0	0	0	0	0	0
Foreign	30	52	82	(42)	21	(21)
Long-term debt
Switzerland	46	231	277	26	(93)	(67)
Foreign	(234)	81	(153)	141	(339)	(198)
Other interest-bearing liabilities
Switzerland	(9)	(2)	(11)	8	(7)	1
Foreign	(46)	392	346	(21)	44	23
Interest-bearing liabilities
Switzerland	41	237	278	7	(166)	(159)
Foreign	(280)	690	410	(629)	558	(71)
Change in interest expense	(239)	927	688	(622)	392	(230)
Change in interest income
Switzerland	(177)	(172)	(349)	(55)	(144)	(199)
Foreign	(1,087)	431	(656)	(1,189)	(349)	(1,538)
Total change in net interest income	(1,264)	259	(1,005)	(1,244)	(493)	(1,737)

Carrying value of financial investments
end of	2017	2016	2015
Carrying value of financial investments (CHF million)
Debt securities issued by Swiss federal, cantonal or local governmental entities	212	259	294
Debt securities issued by foreign governments	1,236	1,343	1,416
Corporate debt securities	238	287	285
Residential mortgage-backed securities	207	497	750
Commercial mortgage-backed securities	173	14	259
Total debt securities	2,066	2,400	3,004
As of December 31, 2017, no aggregate investment in debt securities of a specific counterparty was in excess of 10% of consolidated shareholders’ equity.
Maturities and weighted-average yields of debt securities included in financial investments
	Within 1 year		1 to 5 years		5 to 10 years		Over 10 years		Total
end of 2017	Amount in CHF million	Yield in %	Amount in CHF million	Yield in %	Amount in CHF million	Yield in %	Amount in CHF million	Yield in %	Amount in CHF million	Yield in %
Debt securities
Debt securities issued by the Swiss federal, cantonal or local governmental entities	0	–	134	1.57	57	0.79	8	2.00	199	1.36
Debt securities issued by foreign governments	501	1.04	693	0.68	21	1.47	0	–	1,215	0.84
Corporate debt securities	227	0.63	11	6.03	0	–	0	–	238	0.88
Residential mortgage-backed securities	0	–	0	–	3	0.46	204	4.42	207	4.34
Commercial mortgage-backed securities	0	–	0	–	171	0.33	2	0.0	173	0.32
Total debt securities	728	0.91	838	0.89	252	0.52	214	4.28	2,032	1.21
Since substantially all investment securities are taxable securities, the yields presented above are on a tax-equivalent basis.
The values above are based upon amortized cost, whereas certain financial investments are carried at fair value in the consolidated balance sheets.

Details of the loan portfolio
end of	2017	2016	2015	2014	2013
Loan portfolio (CHF million, except where indicated)
Mortgages	101,856	100,776	99,216	95,201	92,418
Loans collateralized by securities	4,436	4,510	3,988	3,899	3,403
Consumer finance	2,985	2,820	2,874	3,241	4,397
Consumer	109,277	108,106	106,078	102,341	100,218
Real estate	22,816	23,408	23,418	25,440	24,715
Commercial and industrial loans	22,691	23,439	22,344	22,928	21,964
Financial institutions	2,205	3,011	3,100	4,041	4,016
Governments and public institutions	707	802	831	1,017	1,079
Corporate & institutional	48,419	50,660	49,693	53,426	51,774
Switzerland	157,696	158,766	155,771	155,767	151,992
Mortgages	4,183	3,559	3,948	3,601	2,560
Loans collateralized by securities	37,580	32,758	33,958	35,919	28,162
Consumer finance	1,257	670	892	1,082	1,541
Consumer	43,020	36,987	38,798	40,602	32,263
Real estate	3,783	2,608	3,033	3,758	2,597
Commercial and industrial loans	58,979	60,301	55,423	52,118	41,370
Financial institutions	13,492	14,910	18,234	18,302	17,824
Governments and public institutions	3,167	3,471	2,747	2,874	1,968
Corporate & institutional	79,421	81,290	79,437	77,052	63,759
Foreign	122,441	118,277	118,235	117,654	96,022
Gross loans	280,137	277,043	274,006	273,421	248,014
of which held at amortized cost	264,830	257,515	253,186	250,508	228,557
of which held at fair value	15,307	19,528	20,820	22,913	19,457
Net (unearned income)/deferred expenses	(106)	(129)	(145)	(112)	(91)
Allowance for loan losses	(882)	(938)	(866)	(758)	(869)
Net loans	279,149	275,976	272,995	272,551	247,054
Percentage of allowance for loan losses [1]	0.3%	0.3%	0.3%	0.3%	0.4%
1 Calculated based on net loans which are not carried at fair value.
Loan portfolio by industry
end of	2017	2016
Loan portfolio by industry (CHF million)
Banks	1,007	1,798
Other financial services	14,690	16,123
Real estate companies	26,599	26,016
Other services	31,452	28,583
Manufacturing	9,289	9,543
Wholesale and retail trade	10,540	11,779
Construction	2,620	2,691
Transportation	19,615	21,583
Health and social services	2,511	2,452
Hotels and restaurants	1,660	1,522
Agriculture and mining	2,404	4,166
Telecommunications	817	738
Governments, public institutions and non-profit organizations	4,636	4,956
Corporate & institutional	127,840	131,950
Consumer	152,297	145,093
Gross loans	280,137	277,043
Net (unearned income)/deferred expenses	(106)	(129)
Allowance for loan losses	(882)	(938)
Net loans	279,149	275,976

Details of the loan portfolio by time remaining until contractual maturity by category
end of 2017	1 year or less	1 year to 5 years	After 5 years	Loans with no stated maturity	[1]	Self- amortizing loans	[2]	Total
Loan portfolio (CHF million)
Mortgages	27,694	46,645	26,651	866		0		101,856
Loans collateralized by securities	3,568	637	230	1		0		4,436
Consumer finance	393	12	2	0		2,578		2,985
Consumer	31,655	47,294	26,883	867		2,578		109,277
Real estate	13,951	6,024	2,739	57		45		22,816
Commercial and industrial loans	14,806	3,532	1,771	72		2,510		22,691
Financial institutions	1,604	357	113	3		128		2,205
Governments and public institutions	351	188	155	5		8		707
Corporate & institutional	30,712	10,101	4,778	137		2,691		48,419
Switzerland	62,367	57,395	31,661	1,004		5,269		157,696
Mortgages	1,929	1,921	199	9		125		4,183
Loans collateralized by securities	33,852	3,010	718	0		0		37,580
Consumer finance	1,144	36	36	0		41		1,257
Consumer	36,925	4,967	953	9		166		43,020
Real estate	1,693	1,901	85	0		104		3,783
Commercial and industrial loans	33,464	13,014	8,194	13		4,294		58,979
Financial institutions	6,834	5,428	615	0		615		13,492
Governments and public institutions	341	1,409	486	0		931		3,167
Corporate & institutional	42,332	21,752	9,380	13		5,944		79,421
Foreign	79,257	26,719	10,333	22		6,110		122,441
Gross loans	141,624	84,114	41,994	1,026		11,379		280,137
of which fixed rate	86,285	50,258	33,137	0		4,932		174,612
of which variable rate [3]	55,339	33,856	8,857	1,026		6,447		105,525
Net (unearned income)/deferred expenses								(106)
Allowance for loan losses								(882)
Net loans								279,149
1 Loans with no stated maturity include primarily certain loan products within Switzerland without a stated maturity within the original loan agreement.
2 Self-amortizing loans include loans with monthly or quarterly interest and principal payments and are primarily related to lease financings.
3 Includes rollover loans with interest fixing periods up to 12 month.

Non-performing and non-interest-earning loans
						Interest income which would have been recognized		Interest income which was recognized
in / end of	2017	2016	2015	2014	2013	2017	2016	2017	2016
Non-performing and non-interest-earning loans (CHF million)
Switzerland	499	401	374	389	378	16	15	2	2
Foreign	549	835	609	364	484	45	35	10	3
Non-performing loans [1]	1,048	1,236	983	753	862	61	50	12	5
Switzerland	76	79	100	87	109	7	8	1	1
Foreign	147	186	172	192	172	7	9	2	1
Non-interest-earning loans [1]	223	265	272	279	281	14	17	3	2
Total non-performing and non-interest-earning loans	1,271	1,501	1,255	1,032	1,143	75	67	15	7
1 Refer to "Impaired loans" in VI – Consolidated financial statements – Credit Suisse Group – Note 18 – Loans, allowance for loan losses and credit quality for a definition of these terms.
Potential problem loans
end of	2017	2016	2015	2014	2013
Potential problem loans (CHF million)
Switzerland	112	125	120	98	115
Foreign	437	488	316	89	225
Total potential problem loans	549	613	436	187	340
Restructured loans
						Interest income which would have been recognized		Interest income which was recognized
in / end of	2017	2016	2015	2014	2013	2017	2016	2017	2016
Restructured loans (CHF million)
Switzerland	99	26	21	4	6	1	0	1	0
Foreign	191	332	261	167	0	10	9	8	5
Total restructured loans	290	358	282	171	6	11	9	9	5

Movements in the allowance for loan losses
	2017	2016	2015	2014	2013
Allowance for loan losses (CHF million, except where indicated)
Balance at beginning of period	938	866	758	869	922
Allowances acquired/(deconsolidated)	0	0	0	0	(1)
Changes in scope of consolidation	0	0	0	0	(1)
Switzerland	73	56	93	54	50
Foreign	117	193	202	91	116
Net movements recognized in the consolidated statements of operations	190	249	295	145	166
Mortgages	(2)	(4)	(3)	(2)	(6)
Loans collateralized by securities	(1)	(2)	(3)	(5)	(6)
Consumer finance	(52)	(59)	(67)	(88)	(96)
Consumer	(55)	(65)	(73)	(95)	(108)
Real estate	0	0	0	(3)	(5)
Commercial and industrial loans	(38)	(48)	(30)	(46)	(45)
Financial institutions	0	(3)	(1)	0	(1)
Corporate & institutional	(38)	(51)	(31)	(49)	(51)
Switzerland	(93)	(116)	(104)	(144)	(159)
Mortgages	0	(1)	(3)	(2)	(2)
Loans collateralized by securities	(1)	(5)	(1)	(2)	(2)
Consumer finance	(4)	(15)	(41)	(9)	(10)
Consumer	(5)	(21)	(45)	(13)	(14)
Real estate	0	(1)	0	0	0
Commercial and industrial loans	(169)	(136)	(58)	(179)	(103)
Financial institutions	(35)	(4)	(22)	(13)	(10)
Corporate & institutional	(204)	(141)	(80)	(192)	(113)
Foreign	(209)	(162)	(125)	(205)	(127)
Gross write-offs	(302)	(278)	(229)	(349)	(286)
Consumer finance	12	13	11	16	23
Consumer	12	13	11	16	23
Commercial and industrial loans	27	4	0	2	3
Corporate & institutional	27	4	0	2	3
Switzerland	39	17	11	18	26
Consumer finance	0	0	1	1	1
Consumer	0	0	1	1	1
Real estate	1	0	0	0	0
Commercial and industrial loans	12	46	16	18	27
Financial institutions	1	1	0	4	0
Governments and public institutions	0	2	0	0	0
Corporate & institutional	14	49	16	22	27
Foreign	14	49	17	23	28
Recoveries	53	66	28	41	54
Net write-offs	(249)	(212)	(201)	(308)	(232)
Provisions for interest	13	18	18	20	26
Foreign currency translation impact and other adjustments, net	(10)	17	(4)	32	(12)
Balance at end of period	882	938	866	758	869
Average loan balance	277,145	275,502	275,661	258,833	247,079
Ratio of net write-offs to average loans	0.09%	0.08%	0.07%	0.12%	0.09%

Analysis of the allowance for loan losses by Switzerland, foreign and category
end of	2017		2016		2015		2014		2013
	CHF million	% of allowance in each category to total loans	CHF million	% of allowance in each category to total loans	CHF million	% of allowance in each category to total loans	CHF million	% of allowance in each category to total loans	CHF million	% of allowance in each category to total loans
Analysis of the allowance for loan losses
Mortgages	48	0.0%	38	0.0%	42	0.0%	44	0.0%	47	0.0%
Loans collateralized by securities	2	0.0%	2	0.0%	2	0.0%	2	0.0%	2	0.0%
Consumer finance	76	0.0%	83	0.0%	97	0.0%	110	0.0%	122	0.0%
Consumer	126	0.0%	123	0.0%	141	0.1%	156	0.1%	171	0.1%
Real estate	42	0.0%	52	0.0%	52	0.0%	49	0.0%	60	0.0%
Commercial and industrial loans	197	0.1%	173	0.1%	169	0.1%	139	0.1%	166	0.1%
Financial institutions	0	0.0%	0	0.0%	3	0.0%	0	0.0%	1	0.0%
Corporate & institutional	239	0.1%	225	0.1%	224	0.1%	188	0.1%	227	0.1%
Switzerland	365	0.1%	348	0.1%	365	0.1%	344	0.1%	398	0.2%
Mortgages	10	0.0%	8	0.0%	10	0.0%	10	0.0%	9	0.0%
Loans collateralized by securities	47	0.0%	52	0.0%	12	0.0%	51	0.0%	52	0.0%
Consumer finance	37	0.0%	33	0.0%	52	0.0%	34	0.0%	35	0.0%
Consumer	94	0.0%	93	0.0%	74	0.0%	95	0.0%	96	0.0%
Real estate	6	0.0%	3	0.0%	5	0.0%	5	0.0%	5	0.0%
Commercial and industrial loans	363	0.1%	429	0.2%	326	0.1%	224	0.1%	277	0.1%
Financial institutions	54	0.0%	65	0.0%	96	0.0%	90	0.0%	93	0.0%
Corporate & institutional	423	0.2%	497	0.2%	427	0.2%	319	0.1%	375	0.2%
Foreign	517	0.2%	590	0.2%	501	0.2%	414	0.2%	471	0.2%
Total allowance for loan losses	882	0.3%	938	0.3%	866	0.3%	758	0.3%	869	0.4%
of which on principal	786	0.3%	848	0.3%	800	0.3%	686	0.3%	778	0.3%
of which on interest	96	0.0%	90	0.0%	66	0.0%	72	0.0%	91	0.0%
Percentages may not add up due to rounding.

Gross write-offs of loans by industry
in	2017	2016	2015	2014	2013
Gross write-offs of loans (CHF million)
Banks	1	0	0	0	0
Other financial services	34	8	24	14	11
Real estate companies	0	1	0	3	5
Other services	12	22	2	10	18
Manufacturing	24	12	8	112	17
Wholesale and retail trade	22	15	15	9	9
Construction	2	11	3	0	6
Transportation	87	53	35	62	57
Health and social services	0	0	0	1	3
Hotels and restaurants	0	0	3	0	1
Agriculture and mining	60	69	21	30	35
Telecommunications	0	1	0	0	1
Corporate & institutional	242	192	111	241	163
Consumer	60	86	118	108	123
Total gross write-offs	302	278	229	349	286

Cross-border outstandings
end of	Banks	Private	Public	Subtotal	Net local country assets over liabilities	Commit- ments	Total
2017 (CHF million)
United States	4,773	46,398	16,858	68,029	51,590	61,629	181,248
Luxembourg	5,984	7,180	1,648	14,812	4,045	3,329	22,186
Cayman Islands	160	17,072	223	17,455	0	2,761	20,216
United Kingdom	4,765	9,381	128	14,274	0	5,664	19,938
Germany	949	4,902	1,908	7,759	0	6,640	14,399
France	1,820	5,251	4,348	11,419	0	1,944	13,363
China	842	9,242	349	10,433	247	420	11,100
The Netherlands	1,188	5,727	411	7,326	0	2,703	10,029
Virgin Islands (Br.)	665	8,081	13	8,759	0	1,256	10,015
Ireland	2,149	4,933	41	7,123	0	1,099	8,222
Brazil	283	1,426	755	2,464	4,869	96	7,429
Singapore	194	3,770	2	3,966	1,909	1,367	7,242
South Korea	803	2,680	829	4,312	2,731	76	7,119
Japan	923	3,855	887	5,665	734	15	6,414
Canada	1,034	2,485	315	3,834	623	1,854	6,311
Hong Kong	816	4,340	20	5,176	0	784	5,960
2016 (CHF million)
United States	4,404	48,306	18,122	70,832	63,264	74,641	208,737
Cayman Islands	428	19,935	349	20,712	1,464	3,848	26,024
Luxembourg	5,004	7,497	2,775	15,276	6,366	2,778	24,420
United Kingdom	2,753	11,696	205	14,654	0	5,058	19,712
Germany	1,843	5,011	2,621	9,475	0	6,044	15,519
The Netherlands	991	6,345	528	7,864	0	3,257	11,121
France	1,881	5,124	1,932	8,937	0	1,920	10,857
Brazil	755	2,152	1,160	4,067	6,057	329	10,453
Japan	713	4,644	507	5,864	3,840	11	9,715
Virgin Islands (Br.)	383	7,000	1	7,384	0	1,325	8,709
Australia	2,089	4,135	25	6,249	0	2,346	8,595
Hong Kong	510	4,040	11	4,561	2,671	1,210	8,442
Canada	1,271	3,389	273	4,933	753	2,341	8,027
Ireland	2,026	4,350	38	6,414	0	1,180	7,594
Italy	883	1,337	3,488	5,708	0	814	6,522
2015 (CHF million)
United States	3,139	30,769	11,161	45,069	87,418	93,938	226,425
Cayman Islands	272	22,634	1	22,907	0	2,294	25,201
United Kingdom	4,137	12,323	193	16,653	0	7,093	23,746
Luxembourg	4,813	9,585	1,559	15,957	0	5,530	21,487
France	2,709	7,672	6,351	16,732	97	2,101	18,930
Germany	1,922	7,293	3,949	13,164	0	3,419	16,583
Hong Kong	260	3,283	2	3,545	9,200	837	13,582
The Netherlands	876	7,859	470	9,205	0	3,730	12,935
Virgin Islands (Br.)	38	8,875	0	8,913	0	563	9,476
Canada	945	3,498	269	4,712	803	2,823	8,338
Japan	694	5,502	2,090	8,286	0	19	8,305
Italy	881	2,350	3,944	7,175	0	1,050	8,225
Ireland	1,530	5,411	64	7,005	0	1,197	8,202
South Korea	96	4,276	469	4,841	1,768	132	6,741
Brazil	302	1,133	373	1,808	4,582	236	6,626
India	910	3,753	256	4,919	1,341	187	6,447
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

Deposits in Switzerland and foreign offices
in	2017			2016			2015
	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate
Deposits (CHF million, except where indicated)
Non-interest-bearing demand	3,308	–	–	3,539	–	–	4,009	–	–
Interest-bearing demand	125,508	(46)	0.0%	124,349	(73)	(0.1)%	128,739	(30)	0.0%
Savings deposits	64,115	94	0.1%	63,505	131	0.2%	82,194	161	0.2%
Time deposits	36,210	22	0.1%	31,085	12	0.0%	17,666	53	0.3%
Switzerland	229,141	70	0.0%	222,478	70	0.0%	232,608	184	0.1%
Non-interest-bearing demand	1,860	–	–	2,158	–	–	4,265	–	–
Interest-bearing demand	33,658	63	0.2%	32,504	24	0.1%	33,439	37	0.1%
Savings deposits	27	0	0.0%	3	0	0.0%	19	0	0.0%
Time deposits	110,537	1,221	1.1%	114,857	950	0.8%	115,634	664	0.6%
Foreign	146,082	1,284	0.9%	149,522	974	0.7%	153,357	701	0.5%
Total deposits	375,223	1,354	0.4%	372,000	1,044	0.3%	385,965	885	0.2%
Deposits by foreign depositors in Swiss offices amounted to CHF 64.5 billion, CHF 65.1 billion and CHF 68.6 billion as of December 31, 2017, 2016 and 2015, respectively.
Aggregate of individual time deposits in Switzerland and foreign offices
in 2017	Switzerland	Foreign	Total
Time deposits (CHF million)
3 months or less	–	9,982	9,982
Over 3 through 6 months	–	11,001	11,001
Over 6 through 12 months	–	12,810	12,810
Over 12 months	–	8	8
Certificates of deposit	–	33,801	33,801
3 months or less	28,238	64,819	93,057
Over 3 through 6 months	2,152	9,056	11,208
Over 6 through 12 months	1,660	7,427	9,087
Over 12 months	411	2,095	2,506
Other time deposits	32,461	83,397	115,858
Total time deposits	32,461	117,198	149,659
Balances shown are the Swiss franc equivalent of amounts greater than USD 100,000 together with their remaining maturities.

Selected information on short-term borrowings
in	2017	2016	2015
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions (CHF million)
Outstanding as of December 31	26,496	33,016	46,598
Maximum amount outstanding at any month-end during the year	67,325	82,825	98,790
Approximate average amount outstanding during the year	48,680	58,044	74,441
Interest expense for the year ended December 31	1,284	1,387	1,264
Approximate weighted-average interest rate during the year	2.6%	2.4%	1.7%
Approximate weighted-average interest rate at year-end	1.7%	1.1%	0.5%
Commercial paper (CHF million)
Outstanding as of December 31	14,003	10,749	4,667
Maximum amount outstanding at any month-end during the year	14,003	11,237	17,514
Approximate average amount outstanding during the year	10,525	9,340	11,952
Interest expense for the year ended December 31	146	77	53
Approximate weighted-average interest rate during the year	1.4%	0.8%	0.4%
Approximate weighted-average interest rate at year-end	1.4%	0.7%	0.4%
Other short-term borrowings (CHF million)
Outstanding as of December 31	11,886	4,636	3,990
Maximum amount outstanding at any month-end during the year	11,886	4,742	10,993
Approximate average amount outstanding during the year	6,153	3,735	9,044
Interest expense for the year ended December 31	20	7	52
Approximate weighted-average interest rate during the year	0.3%	0.2%	0.6%
Approximate weighted-average interest rate at year-end	1.4%	0.3%	1.3%
Generally, original maturities of central bank funds purchased, securities sold under repurchase agreements and securities lending transactions are less than six months, commercial papers are less than six months and other short-term borrowings are one year or less.

Statistical information – Bank
Statistical information for the Group is required under the SEC’s specialized industry guide for bank holding companies – Industry Guide 3. Statistical information for the Bank is not materially different, either in absolute amount or in terms of trends, from such statistical information for the Group. The principal differences relate to intercompany eliminations. Certain statistical information is also included in VIII – Consolidated financial statements – Credit Suisse (Bank), including Notes 5 – Net interest income, 15 – Investment securities, 17 – Loans, allowance for loan losses and credit quality, 22 – Deposits, 23 – Long-term debt, 30 – Derivatives and hedging activities, 31 – Guarantees and commitments and 33 – Financial instruments.

Ratio of earnings to fixed charges – Group
in	2017	2016	2015	2014	2013

Ratio of earnings to fixed charges (CHF million)
Income/(loss) from continuing operations before taxes, noncontrolling interests and cumulative effect of accounting changes	1,793	(2,266)	(2,422)	3,627	4,096
Income from equity method investments	(233)	(208)	(243)	(244)	(251)
Pre-tax earnings/(loss) from continuing operations	1,560	(2,474)	(2,665)	3,383	3,845
Fixed charges:
Interest expense	10,500	9,812	10,042	10,027	11,441
Interest portion of rentals [1]	537	530	538	627	642
Preferred dividend requirements	0	0	0	53	236
Total fixed charges	11,037	10,342	10,580	10,707	12,319
Pre-tax earnings before fixed charges	12,597	7,868	7,915	14,090	16,164
Noncontrolling interests	35	3	(1)	449	639
Earnings before fixed charges and provision for income taxes	12,562	7,865	7,916	13,641	15,525
Ratio of earnings to fixed charges	1.14	0.76	0.75	1.27	1.26
1 Amounts reflect a portion of premises and real estate expenses deemed representative of the interest factor.
Ratio of earnings to fixed charges – Bank
in	2017	2016	2015	2014	2013

Ratio of earnings to fixed charges (CHF million)
Income/(loss) from continuing operations before taxes, noncontrolling interests and cumulative effect of accounting changes	1,553	(2,489)	(2,649)	3,220	3,882
Income from equity method investments	(229)	(205)	(241)	(240)	(237)
Pre-tax earnings/(loss) from continuing operations	1,324	(2,694)	(2,890)	2,980	3,645
Fixed charges:
Interest expense	10,369	9,781	10,044	9,993	11,409
Interest portion of rentals [1]	497	527	534	624	638
Preferred dividend requirements	0	0	0	53	236
Total fixed charges	10,866	10,308	10,578	10,670	12,283
Pre-tax earnings before fixed charges	12,190	7,614	7,688	13,650	15,928
Noncontrolling interests	27	(6)	(7)	445	669
Earnings before fixed charges and provision for income taxes	12,163	7,620	7,695	13,205	15,259
Ratio of earnings to fixed charges	1.12	0.74	0.73	1.24	1.24
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
Taxation
The following summary contains a description of the principal Swiss and US federal income tax consequences of the acquisition, ownership and disposition of our shares or ADS (Shares), but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to own or dispose of Shares. In particular, the summary is directed only to holders that hold Shares as capital assets and does not address tax considerations applicable to investors that may be subject to special tax rules, such as banks, tax-exempt entities, insurance companies, dealers in securities or currencies, traders in securities electing to mark to market, persons that actually or constructively own a participation in our stock that qualifies for reduced taxation, persons that hold Shares as a position in a “straddle” or “conversion” transaction, or as part of a “synthetic security” or other integrated financial transaction, persons that own or are treated as owning 10% or more of our stock by vote or value, or persons that have a “functional currency” other than the Swiss franc or US dollar.
This summary is based on the current tax laws of Switzerland and the US, including the current “Convention Between the United States of America and the Swiss Confederation for the Avoidance of Double Taxation with Respect to Taxes on Income” (Treaty), the “Agreement on the Automatic Exchange of Information in Tax Matters with the European Union” and similar bilateral treaties with partner states, the US Internal Revenue Code of 1986, as amended (IR Code), existing and proposed regulations thereunder, published rulings and court decisions, all of which are subject to change, possibly with retroactive effect.
This discussion does not generally address any aspects of Swiss taxation other than income and capital taxation and stamp duties upon transfer of Shares or any aspects of US taxation other than federal income taxation. Prospective investors are urged to consult their tax advisors regarding the Swiss and the US federal, state and local and other tax consequences of acquiring, owning and disposing of Shares.
Swiss taxation
Swiss federal withholding tax on dividends and similar distributions
Dividends on Shares made or paid by us out of capital contribution reserves (Reserven aus Kapitaleinlagen) and distributions on Shares made or paid by us based upon a reduction of nominal value of Shares (Nennwertherabsetzung) are exempt from Swiss federal withholding tax. Dividends and other cash or in-kind distributions (including scrip or stock dividends) on Shares made or paid by us are subject to Swiss federal withholding tax at a rate of 35%. The withholding tax must be withheld by us on the gross amount of the dividend or distribution and be remitted to the Swiss Federal Tax Administration. Capital gains realized on the sale of Shares are not subject to withholding tax.
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
Shares held as assets of a Swiss business
For a holder who holds the Shares as part of a trade or business carried on in Switzerland, all dividends and distributions, including capital repayments or distributions out of capital contribution reserves, made or paid by us on Shares must be included in taxable income in the relevant taxation period for purposes of Swiss federal, cantonal and communal individual or corporate income tax. A Swiss corporation or co-operative or a non-Swiss corporation or co-operative holding Shares as part of a Swiss permanent establishment may benefit from relief from taxation of the dividends or other distributions, including capital repayments or distributions out of capital contribution reserves, by way of a participation exemption if the Shares held at the time of the dividend or other distribution have a market value of at least CHF 1 million.
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
Common Reporting Standard / Automatic Exchange of Information
Switzerland has concluded a multilateral agreement with the EU on the automatic exchange of information (AEOI) in tax matters. The agreement became effective on January 1, 2017 and applies to all 28 member states of the EU as well as Gibraltar. Also, on January 1, 2017, the Multilateral Competent Authority Agreement on the Automatic Exchange of Financial Account Information (MCAA) and, based on the MCAA, a number of bilateral AEOI agreements with other countries became effective. Based on such agreements and the implementing laws of Switzerland, Switzerland commenced the collection of data in respect of financial assets, including, as the case may be, Shares, held in, and income derived thereon and credited to, accounts or deposits with a paying agent in Switzerland for the benefit of individuals resident in a EU member state or other treaty state from 2017 and commenced the exchange of such data from 2018. Switzerland has signed and intends to sign further AEOI agreements with other countries. An updated list of the AEOI agreements of Switzerland in effect or signed but yet to become effective, including dates of commencement of data collection and data exchange, can be found on the website of the Swiss State Secretariat for International Financial Matters.
Swiss Facilitation of the Implementation of the US Foreign Account Tax Compliance Act
Switzerland has concluded an intergovernmental agreement with the US to facilitate the implementation of FATCA. The agreement ensures that the accounts held by US persons with Swiss financial institutions, which accounts may include Shares and income derived thereon, are disclosed to the US tax authorities either with the consent of the account holder or by means of group requests within the scope of administrative assistance. Information will not be transferred automatically in the absence of consent, and instead will be exchanged only within the scope of administrative assistance on the basis of the Treaty. On October 8, 2014, the Swiss Federal Council approved a mandate for negotiations with the US on changing the current direct-notification-based regime to a regime where the relevant information is sent to the Swiss Tax Administration, which in turn provides the information to the US tax authorities. It is unclear when negotiations will continue and when any new regime would come into force.
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
Taxation of dividends
US Holders
For US federal income tax purposes, a US Holder will be required to include the full amount (before reduction for Swiss withholding tax) of a dividend paid with respect to Shares, generally as ordinary income. Subject to certain exceptions for short-term and hedged positions, the US dollar amount of dividends received by an individual with respect to our Shares will be subject to taxation at a maximum rate of 20% if the dividends are “qualified dividends”. Dividends paid on the Shares will be treated as qualified dividends if we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (PFIC). Based on our audited consolidated financial statements, we believe that the Group was not treated as a PFIC for US federal income tax purposes with respect to our 2016 or 2017 taxable years. In addition, based on the audited consolidated financial statements of the Group and our current expectations regarding the value and nature of our assets and the sources and nature of our income, we do not anticipate the Group becoming a PFIC for the 2018 taxable year. Holders of our Shares should consult their own tax advisors regarding the availability of the reduced dividend tax rate in light of the considerations discussed above and their own particular circumstances. For this purpose, a “dividend” will include any distribution paid by us with respect to Shares, but only to the extent such distribution is not in excess of our current and accumulated earnings and profits as defined for US federal income tax purposes. Such dividend will constitute income from sources outside of the US. Subject to the limitations and conditions provided in the IR Code, a US Holder may deduct from its US federal taxable income, or claim as a credit against its US federal income tax liability, the Swiss withholding tax withheld. Under the IR Code, dividend payments by us on Shares are not eligible for the dividends received deduction generally allowed to corporate shareholders. Any distribution that exceeds our earnings and profits will be treated as a non-taxable return of capital to the extent of the US Holder’s tax basis in Shares and thereafter as capital gain. Because we do not intend to maintain calculations of our earnings and profits on the basis of US federal income tax principles, a US Holder should expect that any information reporting it receives may treat the full amount of any distribution paid as a dividend.
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

Listing details
Credit Suisse Group’s shares are listed on the SIX Swiss Exchange (SIX) under the symbol “CSGN”. The Group’s ADS are traded on the New York Stock Exchange (NYSE) under the symbol “CS”.
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
The net long or short position held by the Group’s Swiss bank subsidiaries in the Group’s own shares remains at non-material levels relative to the number of the Group’s outstanding shares, due in part to >>>Swiss Financial Market Supervisory Authority FINMA (FINMA) regulations requiring a 100% capital charge to the relevant legal entity for the entire net position in the Group’s shares. In addition to FINMA rules, the Group’s trading in its own shares in the Swiss market is subject to regulation under the Swiss Federal Act on Financial Market Infrastructure and Market Conduct in Securities and Derivatives Trading, the rules of the SIX and the European Exchange electronic exchange, and the Swiss Bankers Association Code of Conduct for Securities Dealers. Trading is also limited by the Group’s risk management limits, internal capital allocation rules, balance sheet requirements, counterparty restrictions and other internal regulations and guidelines. Swiss law further limits the Group’s ability to hold or repurchase its own shares.
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
Closing prices and average daily trading volumes for shares and ADS
Period	Average trading volumes	[1]	Shares in CHF (High)	[1]	Shares in CHF (Low)	[1]	Average trading volumes	[2]	Shares in USD (High)	[2]	Shares in USD (Low)	[2]
2018 (through March 16)	10,604,832		18.6		16.3		3,248,158		20.0		17.2
March (through March 16)	9,321,715		17.4		16.6		2,081,580		18.4		17.9
February	11,124,463		18.2		16.3		4,623,258		19.7		17.2
January	10,843,156		18.6		17.6		2,670,636		20.0		17.9
2017	12,159,712		17.8		13.0		3,643,033		18.0		13.4
Fourth quarter	10,965,339		17.8		15.4		2,605,817		18.0		15.6
December	10,842,221		17.8		16.6		2,377,342		18.0		16.8
November	11,936,785		16.7		15.6		2,629,206		16.9		15.6
October	10,100,222		16.1		15.4		2,791,197		16.2		15.7
Third quarter	11,270,004		15.3		13.9		2,700,036		15.8		14.5
Second quarter	15,038,739		15.7		13.0		4,305,912		15.8		13.4
First quarter	11,515,987		16.1		14.4		4,981,613		16.0		14.5
2016	12,473,450		21.3		9.9		4,353,791		21.4		10.2
Fourth quarter	12,270,457		15.9		12.2		5,599,357		15.8		12.5
Third quarter	14,207,968		13.6		9.9		4,259,451		13.9		10.2
Second quarter	12,920,825		15.2		10.2		4,535,253		15.8		10.5
First quarter	10,409,954		21.3		12.3		2,975,982		21.4		12.7
2015	7,091,407		27.9		18.2		1,524,543		29.7		20.5
2014	5,018,235		30.1		23.8		973,398		33.2		24.8
2013	5,532,934		30.3		22.9		1,353,861		33.8		24.6
1 Closing prices for one share and average daily trading volume (SIX).
2 Closing prices of ADS and average daily trading volume (NYSE).

Property and equipment
Our principal executive offices, which we own, are located at Paradeplatz 8, Zurich, Switzerland. As of the end of 2017, we maintained 378 offices and branches worldwide, of which approximately 57% were located in Switzerland.
As of the end of 2017, approximately 24% of our worldwide offices and branches were owned directly by us, with the remainder being held under commercial leases. With respect to those held under commercial leases, 55% of the related lease commitments expire after 2022. The book value of the ten largest owned properties was approximately CHF 0.8 billion as of the end of 2017. None of our principal facilities are subject to mortgages or other security interests granted to secure indebtedness to financial institutions.
We believe that our current facilities are adequate for existing operations. Management regularly evaluates our operating facilities for suitability, market presence, renovation and maintenance.
Foreign currency translation rates
The following tables set forth, for the periods indicated, certain information concerning the noon buying rate for the Swiss franc expressed as USD per CHF 1.00:
Year	End of	Average in	[1]	High	Low
Exchange rate information - 5 years
2017	1.0269	1.0188		1.0575	0.9741
2016	0.9843	1.0133		1.0487	0.9677
2015	0.9983	1.0397		1.1781	0.9704
2014	1.0066	1.0942		1.1478	1.0066
2013	1.1231	1.0813		1.1292	1.0190
1 The average of the noon buying rates on the last business day of each month during the relevant period.
Month	High	Low
Exchange rate information - 6 months
March 2018 (through March 16)	1.0663	1.0491
February 2018	1.0832	1.0595
January 2018	1.0728	1.0171
December 2017	1.0269	1.0073
November 2017	1.0217	0.9986
October 2017	1.0275	1.0010
September 2017	1.0575	1.0262

Appendix
Selected five-year information
Selected information – Group
Selected information – Group (continued)
Selected information – Bank
List of abbreviations
Glossary
Investor information
Financial calendar and contacts

Selected five-year information
Selected information – Group
in / end of	2017		2016	2015	2014	2013
Condensed consolidated statements of operations (CHF million)
Net revenues	20,900		20,323	23,797	26,242	25,856
Provision for credit losses	210		252	324	186	167
Total operating expenses	18,897		22,337	25,895	22,429	21,593
Income/(loss) from continuing operations before taxes	1,793		(2,266)	(2,422)	3,627	4,096
Income tax expense	2,741		441	523	1,405	1,276
Income/(loss) from continuing operations	(948)		(2,707)	(2,945)	2,222	2,820
Income from discontinued operations, net of tax	0		0	0	102	145
Net income/(loss)	(948)		(2,707)	(2,945)	2,324	2,965
Net income/(loss) attributable to noncontrolling interests	35		3	(1)	449	639
Net income/(loss) attributable to shareholders	(983)		(2,710)	(2,944)	1,875	2,326
of which from continuing operations	(983)		(2,710)	(2,944)	1,773	2,181
of which from discontinued operations	0		0	0	102	145
Earnings per share (CHF)
Basic earnings/(loss) per share from continuing operations	(0.41)		(1.27)	(1.65)	0.93	1.05
Basic earnings/(loss) per share	(0.41)		(1.27)	(1.65)	0.99	1.13
Diluted earnings/(loss) per share from continuing operations	(0.41)		(1.27)	(1.65)	0.93	1.05
Diluted earnings/(loss) per share	(0.41)		(1.27)	(1.65)	0.99	1.13
Consolidated balance sheet (CHF million)
Total assets	796,289		819,861	820,805	921,462	872,806
Share capital	102		84	78	64	64
Shareholders' equity	41,902		41,897	44,382	43,959	42,164
Shares outstanding (million)
Shares outstanding	2,550.3		2,089.9	1,951.5	1,599.5	1,590.9
Dividend per share (CHF)
Dividend per share	0.25	[1]	0.70	0.70	0.70	0.70
Ratios (%)
Return on assets [2]	(0.1)		(0.3)	(0.3)	0.2	0.3
Return on equity attributable to shareholders	(2.3)		(6.1)	(6.8)	4.4	5.7
Dividend payout ratio	-		-	-	70.7	61.9
Equity to asset ratio	5.3		5.1	5.4	4.8	4.8
1 Proposal of the Board of Directors to the Annual General Meeting on April 27, 2018; to be paid out of capital contribution reserves.
2 Based on amounts attributable to shareholders.

Selected information – Group (continued)
in / end of	2017	2016	2015	2014	2013
Average economic risk capital (CHF million)
Swiss Universal Bank	5,566	5,564	5,119	5,288	5,453
International Wealth Management	4,379	3,785	3,288	3,051	3,052
Asia Pacific	3,897	4,147	3,405	3,184	2,644
Global Markets	9,327	9,928	12,372	11,325	10,080
Investment Banking & Capital Markets	5,279	4,652	3,717	3,259	2,707
Credit Suisse	33,111	34,737	34,821	32,708	30,039
Pre-tax return on average economic risk capital (%)
Swiss Universal Bank	31.7	36.4	32.7	38.3	32.4
International Wealth Management	30.8	29.6	22.0	41.3	40.7
Asia Pacific	18.7	17.5	11.1	28.3	28.4
Global Markets	4.8	0.5	(15.6)	17.8	23.7
Investment Banking & Capital Markets	7.0	5.6	(8.4)	15.7	21.1
Credit Suisse	5.4	(6.5)	(7.0)	11.1	13.6
Selected information – Bank
in / end of	2017	2016	2015	2014	2013
Condensed consolidated statements of operations (CHF million)
Net revenues	20,965	20,393	23,811	26,178	25,896
Provision for credit losses	210	252	324	186	167
Total operating expenses	19,202	22,630	26,136	22,772	21,847
Income/(loss) from continuing operations before taxes	1,553	(2,489)	(2,649)	3,220	3,882
Income tax expense	2,781	400	488	1,343	1,214
Income/(loss) from continuing operations	(1,228)	(2,889)	(3,137)	1,877	2,668
Income from discontinued operations, net of tax	0	0	0	102	145
Net income/(loss)	(1,228)	(2,889)	(3,137)	1,979	2,813
Net income/(loss) attributable to noncontrolling interests	27	(6)	(7)	445	669
Net income/(loss) attributable to shareholder	(1,255)	(2,883)	(3,130)	1,534	2,144
of which from continuing operations	(1,255)	(2,883)	(3,130)	1,432	1,999
of which from discontinued operations	0	0	0	102	145
Consolidated balance sheet (CHF million)
Total assets	798,372	822,065	822,736	923,406	874,061
Share capital	4,400	4,400	4,400	4,400	4,400
Shareholder's equity	42,670	42,789	45,412	44,731	41,237
Number of shares outstanding (million)
Number of shares outstanding	4,399.7	4,399.7	4,399.7	4,399.7	4,399.7

List of abbreviations
A
ABO	Accumulated benefit obligation
ABS	Asset-backed securities
ADS	American Depositary Shares
AEOI	Automatic Exchange of Information
AES®	Advanced execution services
AGM	Annual General Meeting
AIG	American International Group, Inc.
A-IRB	Advanced internal ratings-based approach
AMA	Advanced measurement approach
AoA	Articles of Association
AOCI	Accumulated other comprehensive income/(loss)
ASC	Accounting Standards Codification
ASU	Accounting Standards Updates
B
BA	Bachelor of Arts
BBA	Bachelor of Business Administration
BCBS	Basel Committee on Banking Supervision
BIS	Bank for International Settlements
Board	Board of Directors
bp	basis points
BVG	Swiss Federal Law on Occupational Retirement, Survivors’ and Disability Pension Plans
C
CARMC	Capital Allocation and Risk Management Committee
CCA	Contingent Capital Awards
CCAR	Comprehensive Capital Analysis and Review
CCRO	Chief Compliance and Regulatory Affairs Officer
CDO	Collateralized debt obligation
CDS	Credit default swap
CEB	Conduct and Ethics Board
CECL	Current expected credit loss
CET1	Common equity tier 1
CEO	Chief Executive Officer
CFO	Chief Financial Officer
CFTC	Commodity Futures Trading Commission
CLO	Collateralized loan obligation
CMBS	Commercial mortgage-backed securities
CMI	Continuous Mortality Investigation
CMS	Constant maturity swap
COF	Capital Opportunity Facility
COO	Chief Operating Officer
COSO	Committee of Sponsoring Organizations of the Treadway Commission
CP	Commercial paper
C (continued)
CPR	Constant prepayment rate
CRD	Capital Requirements Directive
CRO	Chief Risk Officer
CSI	Credit Suisse International
CSSEL	Credit Suisse Securities (Europe) Limited
CVA	Credit valuation adjustment
D
DFS	Department of Financial Services
DOJ	US Department of Justice
E
EAD	Exposure at default
EBITDA	Earnings before interest, taxes, depreciation and amortization
ECB	European Central Bank
EGM	Extraordinary General Meeting
EMEA	Europe, Middle East and Africa
EMIR	European Market Infrastructure Regulation
ERCF	Enterprise risk and control framework
ERISA	US Employee Retirement Income Security Act of 1974
EU	European Union
F
FASB	Financial Accounting Standards Board
FATCA	Foreign Account Tax Compliance Act
FDIC	Federal Deposit Insurance Corporation
Fed	US Federal Reserve
FINMA	Swiss Financial Market Supervisory Authority FINMA
FINRA	Financial Industry Regulatory Authority
FMIA	Swiss Federal Act on Financial Market Infrastructure and Market Conduct in Securities and Derivatives Trading
FSA	UK Financial Services Authority
FSB	Financial Stability Board
FSMA	Financial Services and Markets Act 2000
G
G7	Group of seven leading industrial nations
G10	Group of Ten
G20	Group of Twenty Finance Ministers and Central Bank Governors
GAAP	Generally accepted accounting principles
GDP	Gross Domestic Product
GRI	Global Reporting Initiative
G-SIB	Global Systemically Important Bank
H
HQLA	High quality liquid assets
HNWI	High-net-worth individuals

I
IFRS	International Financial Reporting Standards
IHC	US intermediate holding company
IPO	Initial public offering
IPRE	Income producing real estate
IRC	Incremental risk charge
IRS	Internal Revenue Service
ISDA	International Swaps and Derivatives Association, Inc.
IT	Information technology
ITS	International Trading Solutions
J
JD	Juris Doctor
L
LCR	Liquidity coverage ratio
LGD	Loss given default
LIBOR	London Interbank Offered Rate
LLM	Master of laws
LTI	Long-term incentive
LTV	Loan-to-value
M
M&A	Mergers and acquisitions
MA	Master of Arts
MBA	Master of Business Administration
MiFID I	Markets in Financial Instruments Directive
MiFID II	Revised Markets in Financial Instruments Directive
MRTC	Material risk takers and controllers
MSRB	Municipal Securities Rulemaking Board
N
NAV	Net asset value
NCUA	National Credit Union Administration
NRV	Negative replacement value
NSFR	Net stable funding ratio
NYSE	New York Stock Exchange
O
OGR	Organizational Guidelines and Regulations
OTC	Over-the-counter
P
PAF	2008 Partner Asset Facility
PAF2	2011 Partner Asset Facility
PBO	Projected benefit obligation
PD	Probability of default
PFIC	Passive foreign investment company
P (continued)
PhD	Doctorate of Philosophy
PRA	Prudential Regulation Authority
PRV	Positive replacement value
PSA	Prepayment speed assumption
Q
QE	Quantitative easing
QIA	Qatar Investment Authority
R
RCSA	Risk and control self-assessment
RMBS	Residential mortgage-backed securities
RNIV	Risk not in VaR
ROE	Return on equity
RPSC	Risk Processes & Standards Committee
RRP	Recovery and Resolution Plan
RRSC	Reputational Risk & Sustainability Committee
RWA	Risk-weighted assets
S
SAPS	Self-administered pension scheme
SEC	US Securities and Exchange Commission
SEI	Significant economic interest
SESTA	Swiss Federal Act on Stock Exchanges and Securities Trading
SFTQ	Severe flight to quality
SIX	SIX Swiss Exchange
SME	Small- and medium-sized enterprises
SNB	Swiss National Bank
SOX	US Sarbanes-Oxley Act of 2002
SPE	Special purpose entity
SPIA	Single premium immediate annuity
STI	Short-term incentive
T
TLAC	Total loss-absorbing capacity
TRS	Total return swap
U
UHNWI	Ultra-high-net-worth individuals
UK	United Kingdom
US	United States of America
US GAAP	US generally accepted accounting principles
V
VaR	Value-at-risk
VARMC	Valuation Risk Management Committee
VIE	Variable interest entity
VIX	Chicago Board of Options Exchange Market Volatility Index

Glossary
A
Advanced execution services® (AES®)	AES® is a suite of algorithmic trading strategies, tools and analytics operated by Credit Suisse to facilitate global equity trading. By employing algorithms to execute client orders and limit volatility, AES® helps institutions and hedge funds reduce market impact. AES® provides access to exchanges in more than 35 countries worldwide via more than 45 leading trading platforms.
Advanced internal ratings-based approach (A-IRB)	Under the A-IRB approach, risk weights are determined by using internal risk parameters. We have received approval from FINMA to use, and have fully implemented, the A-IRB approach whereby we provide our own estimates for probability of default (PD), loss given default (LGD) and exposure at default (EAD). We use the A-IRB approach to determine our institutional credit risk and most of our retail credit risk.
Advanced measurement approach (AMA)	The AMA is used for measuring operational risk. The methodology is based upon the identification of a number of key risk scenarios that describe the major operational risks we face. Groups of senior staff review each scenario and discuss the likelihood of occurrence and the potential severity of loss. Internal and external loss data, along with certain business environment and internal control factors, such as self-assessment results and key risk indicators, are considered as part of this process. Based on the output from these meetings, we enter the scenario parameters into an operational risk model that generates a loss distribution from which the level of capital required to cover operational risk is determined. We have received approval from FINMA to use an internal model for the calculation of operational risk capital, which is aligned with the requirements of the AMA under the Basel framework.
Affluent and retail clients	We define affluent and retail clients as individuals having assets under management below CHF 1 million.
American Depositary Shares (ADS)	An ADS, which is evidenced by an American Depositary Receipt, is a negotiable certificate issued by a depositary bank that represents all or part of an underlying share of a foreign-based company held in custody.
B
Backtesting	Backtesting is a process used to evaluate the performance of VaR models. It consists of a comparison between daily trading revenues and 1-day, 99% VaR. Regulators also use backtesting to evaluate model performance. VaR models that experience less than five exceptions in a rolling 12-month period are deemed to be statistically correct and attract no additional regulatory capital charges.
Bank for International Settlements (BIS)	The Bank for International Settlements (BIS) serves central banks in their pursuit of monetary and financial stability, fosters international cooperation in those areas and acts as a bank for central banks.
Basel III	In December 2010, the Basel Committee on Banking Supervision (BCBS) issued the Basel III framework, which is a comprehensive set of reform measures to strengthen the regulation, supervision and risk management of the banking sector. These measures aim to improve the banking sector's ability to absorb shocks arising from financial and economic stress, whatever the source, improve risk management and governance and strengthen banks' transparency and disclosures. The phase-in period for Basel III is January 1, 2013 through January 1, 2019.
Basel Committee on Banking Supervision (BCBS)	The Basel Committee on Banking Supervision (BCBS) provides a forum for regular cooperation on banking supervisory matters. Its objective is to enhance the understanding of key supervisory issues and improve the quality of banking supervision worldwide. It seeks to do so by exchanging information on national supervisory issues, approaches and techniques, with a view to promoting common understanding. At times, the BCBS uses this common understanding to develop guidelines and supervisory standards in areas where they are considered desirable. In this regard, the BCBS is best known for its international standards on capital adequacy, the Core Principles for Effective Banking Supervision and the Concordat on cross-border banking supervision.
Booking center	Part of a legal entity of Credit Suisse AG that is registered with a domestic banking license where client assets are administered and booked.

C
Collateralized debt obligation (CDO)	A CDO is a type of structured asset-backed security whose value and payments are derived from a portfolio of underlying fixed-income assets.
Commercial mortgage-backed securities (CMBS)	CMBS are a type of mortgage-backed security that is secured by loans on commercial property and can provide liquidity to real estate investors and commercial lenders.
Commercial paper (CP)	Commercial paper is an unsecured money-market security with a fixed maturity of 1 to 364 days, issued by large banks and corporations to raise funds to meet short term debt obligations.
Constant prepayment rate (CPR)	CPR is a loan prepayment rate that is equal to the proportion of the principal of a pool of loans that is assumed to be paid off prematurely in each period. The calculation of this estimate is based on a number of factors such as historical prepayment rates for previous loans that are similar to ones in the pool and on future economic outlooks.
Credit default swap (CDS)	A CDS is a contractual agreement in which the buyer of the swap pays a periodic fee in return for a contingent payment by the seller of the swap following a credit event of a reference entity. A credit event is commonly defined as bankruptcy, insolvency, receivership, material adverse restructuring of debt or failure to meet payment obligations when due.
Credit valuation adjustment (CVA)	The CVA represents the market value of counterparty credit risk for uncollateralized OTC derivative instruments.
D
Debit valuation adjustment	The debit valuation adjustment represents the market value of our own credit risk for uncollateralized OTC derivative instruments.
Derivatives	Derivatives are financial instruments or contracts that meet all of the following three characteristics: (1) their value changes in response to changes in an underlying price, such as interest rate, security price, foreign exchange rate, credit rating/price or index; (2) they require no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors; and (3) their terms require or permit net settlement (US GAAP) or they settle at a future date (IFRS).
E
Exposure at default (EAD)	The EAD represents the expected exposure in the event of a default. Off-balance sheet exposures are converted into expected EADs through the application of a credit conversion factor which is modeled using internal data.
F
Fair value	The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
G
G7	The G7 is a group of finance ministers from seven industrialized nations: the US, UK, France, Germany, Italy, Canada and Japan.
G10	The G10 is a group of 11 countries that have agreed to make resources available to the International Monetary Fund and includes Belgium, Canada, France, Italy, Japan, the Netherlands, the UK, the US, Germany, Sweden and Switzerland.
G20	The G20 is a group of finance ministers and central bank governors from 19 countries (Argentina, Australia, Brazil, Canada, China, France, Germany, India, Indonesia, Italy, Japan, Republic of Korea, Mexico, Russia, Saudi Arabia, South Africa, Turkey, the UK and the US) and the EU.
H
Haircut	The percentage by which an asset's market value is reduced for the purpose of calculating capital, margin requirements and collateral levels. This is used to provide a cushion when lending against collateral to account for possible adverse movements in the value of the collateral.
Higher Trigger Capital Amount	The capital ratio write-down triggers for certain of our outstanding capital instruments take into account the fact that other outstanding capital instruments that contain relatively higher capital ratios as part of their trigger feature are expected to convert into equity or be written down prior to the write-down of such capital instruments. The amount of additional capital that is expected to be contributed by such conversion into equity or write-down is referred to as the Higher Trigger Capital Amount.
High-net-worth individuals (HNWI)	We define high-net-worth individuals as individuals having assets under management in excess of CHF 1 million.
I
Incremental risk charge (IRC)	The IRC represents an estimate of the issuer default and migration risk of positions in the trading book over a one-year capital horizon at a 99.9% confidence level, taking into account the liquidity horizons of individual positions. This includes sovereign debt, but excludes securitizations and correlation products.

L
Liquidity coverage ratio (LCR)	The LCR aims to ensure that banks have a stock of unencumbered high-quality liquid assets available to meet liquidity needs for a 30-day time horizon under a severe stress scenario. The LCR is comprised of two components: the value of the stock of high quality liquid assets in stressed conditions and the total net cash outflows calculated according to specified scenario parameters. The ratio of liquid assets over net cash outflows should be at least 100%.
Lombard loan	A loan granted against pledged collateral in the form of securities.
London Interbank Offered Rate (LIBOR)	LIBOR is a daily reference rate based on the interest rates at which banks borrow unsecured funds from other banks in the London wholesale money market.
Loss given default (LGD)	LGD parameters consider seniority, collateral, counterparty industry and, in certain cases, fair value markdowns. LGD estimates are based on an empirical analysis of historical loss rates and are calibrated to reflect time and cost of recovery as well as economic downturn conditions. For much of the loan portfolio of private banking, corporate and institutional businesses, the LGD is primarily dependent upon the type and amount of collateral pledged. For other retail credit risk, predominantly loans secured by financial collateral, pool LGDs differentiate between standard and higher risks, as well as domestic and foreign transactions. The credit approval and collateral monitoring processes are based on loan-to-value (LTV) limits. For mortgages (residential or commercial), recovery rates are differentiated by type of property.
M
Match funded	Match funded balance sheet items consist of assets and liabilities with close to equal liquidity durations and value so that the liquidity and funding generated or required by the positions are substantially equivalent.
Material risk takers and controllers (MRTC)	MRTC are employees who, either individually or as a part of a group, are considered to have a potentially material impact on the Group's risk profile.
N
Negative replacement value (NRV)	NRV represents the negative fair value of a derivative financial instrument at a given financial reporting date. A negative replacement value reflects the amount payable to the counterparty if the derivative transaction were to be settled at the reporting date, or alternatively, the cost at a given reporting date to close an open derivative position with a fully offsetting transaction.
Net stable funding ratio (NSFR)	The NSFR is intended to ensure banks maintain a structurally sound long-term funding profile beyond one year and is a complementary measure to the LCR. It is structured to ensure that illiquid assets are funded with an appropriate amount of stable long-term funds. The standard is defined as the ratio of available stable funding over the amount of required stable funding. The ratio should always be at least 100%.
N (continued)
Netting agreements	Netting agreements are contracts between two parties where under certain circumstances, such as insolvency, bankruptcy or any other credit event, mutual claims from outstanding business transactions can be offset against each other. The inclusion of a legally binding netting agreement reduces the default risk from a gross to a net amount.
O
Over-the-counter (OTC)	Over-the-counter securities and derivatives are not traded on an exchange but via private contracts between counterparties.
P
Position risk	Component of the economic capital framework, which is used to assess, monitor and report risk exposures throughout the Group. Position risk is the level of unexpected loss in economic value on our portfolio of positions over a one-year horizon which is exceeded with a given small probability (1% for risk management purposes; 0.03% for capital management purposes).
Positive replacement value (PRV)	PRV represents the positive fair value of a derivative financial instrument at a given reporting date. A positive replacement value reflects the amount receivable from the counterparty if the derivative transaction were to be settled at the reporting date, or alternatively, the cost at a given reporting date to enter into the exact same transaction for the residual term, if the existing counterparty should default.
Probability of default (PD)	PD parameters capture the risk of a counterparty defaulting over a one-year time horizon. PD estimates are based on time-weighted averages of historical default rates by rating grade, with low-default-portfolio estimation techniques applied for higher quality rating grades. Each PD reflects the internal rating for the relevant obligor.
R
Regulatory VaR	Regulatory VaR is a version of VaR that uses an exponential weighting technique that automatically increases VaR where recent short-term market volatility is greater than long-term volatility in the two-year dataset. Regulatory VaR uses an expected shortfall calculation based on average losses, and a ten-day holding period. This results in a more responsive VaR model, as the overall increases in market volatility are reflected almost immediately in the regulatory VaR model.
Repurchase agreements	Repurchase agreements are securities sold under agreements to repurchase substantially identical securities. These transactions normally do not constitute economic sales and are therefore treated as collateralized financing transactions and are carried in the balance sheet at the amount of cash received (liability) and cash disbursed (asset), respectively.
Residential mortgage-backed securities (RMBS)	RMBS are a type of mortgage-backed security composed of a wide array of different non-commercial mortgage debts. They securitize the mortgage payments of non-commercial real estate. Different residential mortgages with varying credit ratings are pooled together and sold in tranches to investors.

R (continued)
Reverse repurchase agreements	Reverse repurchase agreements are purchases of securities under agreements to resell substantially identical securities. These transactions normally do not constitute economic sales and are therefore treated as collateralized financing transactions and are carried in the balance sheet at the amount of cash received (liability) and cash disbursed (asset), respectively.
Risk management VaR	Risk management VaR is a version of VaR that uses an exponential weighting technique that automatically adjusts VaR where recent short-term market volatility differs from long-term volatility in the two-year dataset. Risk management VaR uses an expected shortfall calculation based on average losses, and a one-day holding period. This results in a more responsive VaR model, as the overall changes in market volatility are reflected almost immediately in the risk management VaR model.
Risk mitigation	Risk mitigation refers to measures undertaken by the Group or the Bank to actively manage its risk exposure. For credit risk exposure, such measures would normally include utilizing credit hedges and collateral, such as cash and marketable securities. Credit hedges represent the notional exposure that can be transferred to other market counterparties, generally through the use of credit default swaps.
Risk not in VaR (RNIV)	RNIV is a framework intended to ensure that capital is held to meet all risks which are not captured, or not captured adequately, by the Group’s VaR and stressed VaR models. These include, but are not limited to incomplete, missing and/or illiquid risk factors such as certain basis, correlation, higher-order and cross risks, and calibration parameters. The RNIV framework is continuously updated to incorporate new RNIVs.
Risk-weighted assets (RWA)	The value of the Group's assets weighted according to certain identified risks for compliance with regulatory provisions.
S
Stressed VaR	Stressed VaR replicates a VaR calculation on the current portfolio of the Group or the Bank, taking into account a one-year observation period relating to significant financial stress; it helps reduce the pro-cyclicality of the minimum capital requirements for market risk.
Swiss Financial Supervisory Authority FINMA (FINMA)	FINMA, as an independent supervisory authority, protects creditors, investors and policy holders, ensuring the smooth functioning of the financial markets and preserving their reputation. In its role as state supervisory authority, FINMA acts as an oversight authority of banks, insurance companies, exchanges, securities dealers, collective investment schemes, distributors and insurance intermediaries. It is responsible for combating money laundering and, where necessary, conducts restructuring and bankruptcy proceedings and issues operating licenses for companies in the supervised sectors. Through its supervisory activities, it ensures that supervised institutions comply with the requisite laws, ordinances, directives and regulations and continues to fulfill the licensing requirements. FINMA also acts as a regulatory body; it participates in legislative procedures, issues its own ordinances and circulars where authorized to do so, and is responsible for the recognition of self-regulatory standards.
T
“Too Big to Fail”	In 2011, the Swiss Parliament passed legislation relating to big banks. The legislation includes capital and liquidity requirements and rules regarding risk diversification and emergency plans designed to maintain systemically relevant functions even in the event of threatened insolvency.
Total loss-absorbing capacity (TLAC)	TLAC is a regulatory requirement designed to ensure that Global Systemically Important Banks (G-SIBs) have the loss-absorbing and recapitalization capacity so that, in an immediately following resolution, critical functions can continue without requiring taxpayer support or threatening financial stability.
Total return swap (TRS)	A TRS is a swap agreement in which one party makes payments based on a set rate, either fixed or variable, while the other party makes payments based on the return of an underlying asset, which includes both the income it generates and any capital gains. In total return swaps, the underlying asset, referred to as the reference asset, is usually an equity index, loans, or bonds.
U
Ultra-high-net-worth individuals (UHNWI)	Ultra-high-net-worth individuals have assets under management in excess of CHF 50 million or total wealth exceeding CHF 250 million.
V
Value-at-risk (VaR)	VaR is a technique used to measure the potential loss in fair value of financial instruments based on a statistical analysis of historical price trends and volatilities. VaR as a concept is applicable for all financial risk types with valid regular price histories; the use of VaR allows the comparison of risk in different businesses, such as fixed income and equity.

Investor information
Share data
in / end of	2017		2016		2015
Share price (common shares, CHF)
Average	15.11		13.71		23.85
Minimum	13.04		9.92		18.22
Maximum	17.84		21.31		27.89
End of period	17.40		14.61		21.69
Share price (American Depositary Shares, USD)
Average	15.35		13.88		25.43
Minimum	13.37		10.21		20.48
Maximum	18.02		21.36		29.69
End of period	17.85		14.31		21.69
Market capitalization
Market capitalization (CHF million)	44,475		30,533		42,456
Market capitalization (USD million)	45,625		29,906		42,456
Dividend per share (CHF)
Dividend per share	0.25	[1]	0.70	[2]	0.70	[2]
1 Proposal of the Board of Directors to the Annual General Meeting on April 27, 2018; to be paid out of capital contribution reserves.
2 Paid out of capital contribution reserves.

Ticker symbols / stock exchange listings
	Common shares	ADS	[1]
Ticker symbols
SIX Financial Information	CSGN	–
Bloomberg	CSGN SW	CS US
Reuters	CSGN.S	CS.N
Stock exchange listings
Swiss security number	1213853	570660
ISIN number	CH0012138530	US2254011081
CUSIP number	–	225 401 108
1 One American Depositary Share (ADS) represents one common share.
Credit ratings and outlook
as of March 16, 2018	Short-term debt	Long-term debt	Outlook
Credit Suisse Group AG
Moody's	–	Baa2	Stable
Standard & Poor's	–	BBB+	Stable
Fitch Ratings	F2	A-	Stable
Rating and Investment Information	–	A	Negative
Credit Suisse AG
Moody's	P-1	A1	Stable
Standard & Poor's	A-1	A	Stable
Fitch Ratings	F1	A	Stable
Foreign currency translation rates
	End of			Average in
	2017	2016	2015	2017	2016	2015
1 USD / 1 CHF	0.98	1.02	0.99	0.98	0.99	0.96
1 EUR / 1 CHF	1.17	1.07	1.08	1.11	1.09	1.07
1 GBP / 1 CHF	1.32	1.26	1.47	1.27	1.34	1.47
100 JPY / 1 CHF	0.87	0.87	0.82	0.88	0.90	0.80

Financial calendar and contacts
Financial calendar
First quarter results 2018	Wednesday, April 25, 2018
Annual General Meeting	Friday, April 27, 2018
Second quarter results 2018	Tuesday, July 31, 2018

Investor relations
Phone	+41 44 333 71 49
E-mail	investor.relations@credit-suisse.com
Internet	credit-suisse.com/investors

Media relations
Phone	+41 844 33 88 44
E-mail	media.relations@credit-suisse.com
Internet	credit-suisse.com/news
Additional information
Results and financial information	credit-suisse.com/results
Printed copies	credit-suisse.com/publications
US share register and transfer agent
ADS depositary bank	The Bank of New York Mellon
Shareholder correspondence address	BNY Mellon Shareowner Services
P.O. Box 30170
College Station, TX 77842-3170, USA
Overnight correspondence address	BNY Mellon Shareowner Services
211 Quality Circle, Suite 210
College Station, TX 77845, USA
US and Canada phone	+1 866 886 0788
Phone from outside US and Canada	+1 201 680 6825
E-mail	shrrelations@cpushareownerservices.com
Swiss share register and transfer agent
Address	Credit Suisse Group AG
Share Register RXS
8070 Zurich, Switzerland
Phone	+41 44 332 02 02
E-mail	share.register@credit-suisse.com

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
– our plans, objectives, ambitions, targets or goals;
– our future economic performance or prospects;
– the potential effect on our future performance of certain contingencies; and
– assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, ambitions, targets, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:
– the ability to maintain sufficient liquidity and access capital markets;
– market volatility and interest rate fluctuations and developments affecting interest rate levels;
– the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery or downturn in the US or other developed countries or in emerging markets in 2018 and beyond;
– the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
– adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
– the ability to achieve our strategic goals, including those related to cost efficiency, income/(loss) before taxes, capital ratios and return on regulatory capital, leverage exposure threshold, risk-weighted assets threshold, return on tangible equity and other targets, objectives and ambitions;
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
– the risk of cyber attacks on our business or operations;
– actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;
– the effects of changes in laws, regulations or accounting or tax standards, policies or practices in countries in which we conduct our operations;
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
Printer: Neidhart + Schön Print AG
Paper (cover): MultiArt Silk, half-matt coated, FSC-Mix, 350g/m2 Paper (content): Superset Offset, matt, FSC-Mix, 100g/m2

CREDIT SUISSE

**CREDIT SUISSE GROUP**
Paradeplatz 8
8070 Zurich
Switzerland
Tel. +41 44 212 16 16
**www.credit-suisse.com**

5511254 / 075358E