Form 20-F
period 2018-12-31
CREDIT SUISSE GROUP AG; CREDIT SUISSE AG
filed 2019-03-22
CIK 1159510, 1053092

As filed with the Securities and Exchange Commission on March 22, 2019
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
EXCHANGE ACT OF 1934
   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2018
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
david.mathers@credit-suisse.com
Telephone: +41 44 333 1111 (Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Commission file number: 001-33434
Credit Suisse AG
(Exact name of Registrant as specified in its charter)
Canton of Zurich, Switzerland
(Jurisdiction of incorporation or organization)
Paradeplatz 8, CH 8001 Zurich, Switzerland
(Address of principal executive offices)
David R. Mathers
Chief Financial Officer
Paradeplatz 8, CH 8001 Zurich, Switzerland
david.mathers@credit-suisse.com
Telephone: +41 44 333 1111 (Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

[THIS PAGE INTENTIONALLY LEFT BLANK]

Securities registered or to be registered pursuant to Section 12(b) of the Act:
Title of each class of securities	Name of each exchange on which registered

Credit Suisse Group AG
American Depositary Shares each representing one Share	New York Stock Exchange
Shares par value CHF 0.04 *	New York Stock Exchange	*

Credit Suisse AG
Credit Suisse FI Large Cap Growth Enhanced ETNs due June 13, 2019 Linked to the Russell 1000® Growth Index Total Return	NYSE Arca
VelocityShares™ VIX Short Term ETNs Linked to the S&P 500 VIX Short-Term Futures™ Index due December 4, 2030	The Nasdaq Stock Market
VelocityShares™ Daily 2x VIX Short Term ETNs Linked to the S&P 500 VIX Short-Term Futures™ Index due December 4, 2030	The Nasdaq Stock Market
VelocityShares™ Daily Inverse VIX Medium Term ETNs Linked to the S&P 500 VIX Mid-Term Futures™ Index due December 4, 2030	The Nasdaq Stock Market
VelocityShares™ 3x Long Gold ETNs Linked to the S&P GSCI® Gold Index ER due October 14, 2031	The Nasdaq Stock Market
VelocityShares™ 3x Long Silver ETNs Linked to the S&P GSCI® Silver Index ER due October 14, 2031	The Nasdaq Stock Market
VelocityShares™ 3x Inverse Gold ETNs Linked to the S&P GSCI® Gold Index ER due October 14, 2031	The Nasdaq Stock Market
VelocityShares™ 3x Inverse Silver ETNs Linked to the S&P GSCI® Silver Index ER due October 14, 2031	The Nasdaq Stock Market
VelocityShares™ 3x Long Natural Gas ETNs Linked to the S&P GSCI® Natural Gas Index ER due February 9, 2032	NYSE Arca
VelocityShares™ 3x Inverse Natural Gas ETNs Linked to the S&P GSCI® Natural Gas Index ER due February 9, 2032	NYSE Arca
Credit Suisse X-Links® Gold Shares Covered Call ETNs due February 2, 2033	The Nasdaq Stock Market
Credit Suisse X-Links® Silver Shares Covered Call ETNs due April 21, 2033	The Nasdaq Stock Market
Credit Suisse S&P MLP Index ETNs due December 4, 2034 Linked to the S&P MLP Index	NYSE Arca
Credit Suisse X-Links® Multi-Asset High Income ETNs due September 28, 2035	NYSE Arca
Credit Suisse X-Links® Monthly Pay 2xLeveraged Alerian MLP Index ETNs due May 16, 2036	NYSE Arca
Credit Suisse X-Links® Monthly Pay 2xLeveraged Mortgage REIT ETNs due July 11, 2036	NYSE Arca
Credit Suisse X-Links® Crude Oil Shares Covered Call ETNs due April 24, 2037	The Nasdaq Stock Market
Credit Suisse FI Enhanced Europe 50 Exchange Traded Notes (ETNs) due May 11, 2028 Linked to the STOXX® Europe 50 USD (Gross Return) Index	NYSE Arca

* Not for trading, but only in connection with the registration of the American Depositary Shares

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of
December 31, 2018: 2,550,584,029 shares of Credit Suisse Group AG
Indicate by check mark if the Registrants are well-known seasoned issuers, as defined in Rule 405 of the Securities Act.
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
   Yes      No
Indicate by check mark whether Registrants have submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (paragraph 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).
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
Item 16G. Corporate governance.
Item 16H. Mine Safety Disclosure.
Part III
Item 17. Financial statements.
Item 18. Financial statements.
Item 19. Exhibits.
SIGNATURES
20-F/5

Definitions
For the purposes of this Form 20-F and the attached Annual Report 2018, unless the context otherwise requires, the terms “Credit Suisse Group,” “Credit Suisse,” the “Group,” “we,” “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries. The business of Credit Suisse AG, the direct bank subsidiary of the Group, is substantially similar to the Group, and we use these terms to refer to both when the subject is the same or substantially similar. We use the term the “Bank” when we are referring only to Credit Suisse AG and its consolidated subsidiaries.
Abbreviations and selected terms are explained in the List of abbreviations and the Glossary in the back of the Annual Report 2018.
Sources
Throughout this Form 20-F and the attached Annual Report 2018, we describe the position and ranking of our various businesses in certain industry and geographic markets. The sources for such descriptions come from a variety of conventional publications generally accepted as relevant business indicators by members of the financial services industry. These sources include: Standard & Poor’s, Dealogic, Institutional Investor, Lipper, Moody’s Investors Service and Fitch Ratings.
Cautionary statement regarding forward-looking information
For Credit Suisse and the Bank, please see Cautionary statement regarding forward-looking information on the inside page of the back cover of the attached Annual Report 2018.
Explanatory note
For the avoidance of doubt, the information appearing on pages 4 to 12, 232 to 236 and A-4 to A-12 of the attached Annual Report 2018 is not included in Credit Suisse’s and the Bank’s Form 20-F for the fiscal year ended December 31, 2018.
20-F/6

Part I
Item 1. Identity of directors, senior management and advisers.
Not required because this Form 20-F is filed as an annual report.
Item 2. Offer statistics and expected timetable.
Not required because this Form 20-F is filed as an annual report.
Item 3. Key information.
A – Selected financial data.
For Credit Suisse and the Bank, please see Appendix – Selected five-year information – Group on page A-2 and – Bank on page A-3 of the attached Annual Report 2018.
B – Capitalization and indebtedness.
Not required because this Form 20-F is filed as an annual report.
C – Reasons for the offer and use of proceeds.
Not required because this Form 20-F is filed as an annual report.
D – Risk factors.
For Credit Suisse and the Bank, please see I – Information on the company – Risk factors on pages 46 to 56 of the attached Annual Report 2018.
Item 4. Information on the company.
A – History and development of the company.
For Credit Suisse and the Bank, please see I – Information on the company – Credit Suisse at a glance on pages 14 to 15 and – Strategy on pages 16 to 21 and IV – Corporate Governance – Overview – Corporate governance framework – Company details on page 190 of the attached Annual Report 2018. In addition, for Credit Suisse, please see Note 3 – Business developments, significant shareholders and subsequent events and Note 4 – Segment information in VI – Consolidated financial statements – Credit Suisse Group on pages 288 to 290 of the attached Annual Report 2018 and, for the Bank, please see Note 3 – Business developments, significant shareholders and subsequent events and Note 4 – Segment information in VIII – Consolidated financial statements – Credit Suisse (Bank) on pages 444 to 445 of the attached Annual Report 2018. For additional information on Credit Suisse and the Bank, please see Item 10.H of this Form 20-F regarding documents on display.
B – Business overview.
For Credit Suisse and the Bank, please see I – Information on the company – Divisions on pages 22 to 30 of the attached Annual Report 2018. In addition, for Credit Suisse, please see Note 4 – Segment information in VI – Consolidated financial statements – Credit Suisse Group on pages 289 to 290 of the attached Annual Report 2018 and, for the Bank, please see Note 4 – Segment information in VIII – Consolidated financial statements – Credit Suisse (Bank) on page 445 of the attached Annual Report 2018.
C – Organizational structure.
For Credit Suisse and the Bank, please see I – Information on the company – Credit Suisse at a glance on pages 14 to 15, – Strategy on pages 16 to 21 and II – Operating and financial review – Credit Suisse – Group and Bank differences on page 71 of the attached Annual Report 2018. For a list of Credit Suisse’s significant subsidiaries, please see Note 40 – Significant subsidiaries and equity method investments in VI – Consolidated financial statements – Credit Suisse Group on pages 400 to 402 of the attached Annual Report 2018 and, for a list of the Bank’s significant subsidiaries, please see Note 39 – Significant subsidiaries and equity method investments in VIII – Consolidated financial statements – Credit Suisse (Bank) on pages 511 to 513 of the attached Annual Report 2018.
D – Property, plant and equipment.
For Credit Suisse and the Bank, please see X – Additional information – Other information – Property and equipment on page 576 of the attached Annual Report 2018.
20-F/7

Information Required by Industry Guide 3.
For Credit Suisse and the Bank, please see X – Additional information – Statistical information on pages 560 to 571 of the attached Annual Report 2018. In addition, for both Credit Suisse and the Bank, please see III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk review and results – Credit risk review – Loans and irrevocable loan commitments on page 174 of the attached Annual Report 2018. For Credit Suisse, please see Appendix – Selected five-year information – Group on page A-2 of the attached Annual Report 2018.
Disclosure pursuant to Section 13(r) of the Securities Exchange Act of 1934
During 2018, Credit Suisse AG processed a small number of de minimis payments related to the operation of Iranian diplomatic missions in Switzerland and related to fees for ministerial government functions such as issuing passports and visas. Processing these payments is permitted under Swiss law and is performed with the consent of Swiss authorities, and Credit Suisse AG intends to continue processing such payments. Revenues and profits from these activities are not calculated but would be negligible.
Credit Suisse AG also continued to hold funds from two wire transfers to non-Iranian customers which were blocked pursuant to Swiss sanctions laws because Iranian government-owned entities had initiated the transfers. Such funds, in a total amount of EUR 4,460, were maintained in blocked accounts opened in accordance with Swiss sanctions laws and, in September 2018, released to the non-Iranian customers after Switzerland had lifted its sanctions against the relevant Iranian government-owned entities. Credit Suisse AG derived no revenues or profits from maintenance of these previously blocked accounts or the release of the funds.
Item 4A. Unresolved staff comments.
None.
Item 5. Operating and financial review and prospects.
A – Operating results.
For Credit Suisse and the Bank, please see II – Operating and financial review on pages 57 to 112 of the attached Annual Report 2018. In addition, for both Credit Suisse and the Bank, please see I – Information on the company – Regulation and supervision on pages 31 to 45 of the attached Annual Report 2018, III – Treasury, Risk, Balance sheet and Off-balance sheet – Liquidity and funding management – Funding management – Interest rate management on page 120 and – Capital management – Shareholders’ equity – Foreign exchange exposure on page 139 of the attached Annual Report 2018.
B – Liquidity and capital resources.
For Credit Suisse and the Bank, please see III – Treasury, Risk, Balance sheet and Off-balance sheet – Liquidity and funding management and – Capital management on pages 114 to 141 of the attached Annual Report 2018. In addition, for Credit Suisse, please see Note 25 – Long-term debt in VI – Consolidated financial statements – Credit Suisse Group on pages 310 to 311 and Note 37 – Capital adequacy in VI – Consolidated financial statements – Credit Suisse Group on pages 387 to 388 of the attached Annual Report 2018 and, for the Bank, please see Note 24 – Long-term debt in VIII – Consolidated financial statements – Credit Suisse (Bank) on page 459 and Note 36 – Capital adequacy in VIII – Consolidated financial statements – Credit Suisse (Bank) on page 509 of the attached Annual Report 2018.
C – Research and development, patents and licenses, etc.
Not applicable.
D – Trend information.
For Credit Suisse and the Bank, please see Item 5.A of this Form 20-F. In addition, for Credit Suisse and the Bank, please see I – Information on the company – Divisions on pages 22 to 30 of the attached Annual Report 2018.
E – Off-balance sheet arrangements.
For Credit Suisse and the Bank, please see III – Treasury, Risk, Balance sheet and Off-balance sheet – Balance sheet and off-balance sheet on pages 183 to 186 of the attached Annual Report 2018. In addition, for Credit Suisse, please see Note 32 – Derivatives and hedging activities, Note 33 – Guarantees and commitments and Note 34 – Transfers of financial assets and variable interest entities in VI – Consolidated financial statements – Credit Suisse Group on pages 339 to 358 of the attached Annual Report 2018 and, for the Bank, please see Note 31 – Derivatives and hedging activities, Note 32 – Guarantees and commitments, Note 33 – Transfers of financial assets and variable interest entities in VIII – Consolidated financial statements – Credit Suisse (Bank) on pages 478 to 489, and Note 13 – Derivative financial instruments in IX – Parent company financial statements – Credit Suisse (Bank) on pages 544 to 546 of the attached Annual Report 2018.
20-F/8

F – Tabular disclosure of contractual obligations.
For Credit Suisse and the Bank, please see III – Treasury, Risk, Balance sheet and Off-balance sheet – Balance sheet and off-balance sheet – Contractual obligations and other commercial commitments on page 185 of the attached Annual Report 2018.
Item 6. Directors, senior management and employees.
A – Directors and senior management.
For Credit Suisse and the Bank, please see IV – Corporate Governance – Board of Directors, – Board Committees, – Biographies of the Board members, – Executive Board and – Biographies of the Executive Board members on pages 197 to 226 of the attached Annual Report 2018.
B – Compensation.
For Credit Suisse and the Bank, please see V – Compensation on pages 237 to 264 of the attached Annual Report 2018. In addition, for Credit Suisse, please see Note 10 – Compensation and benefits in VI – Consolidated financial statements – Credit Suisse Group on page 292, Note 29 – Employee deferred compensation in VI – Consolidated financial statements – Credit Suisse Group on pages 322 to 326, Note 31 – Pension and other post-retirement benefits in VI – Consolidated financial statements – Credit Suisse Group on pages 329 to 338, Note 6 – Personnel expenses in VII – Parent company financial statements – Credit Suisse Group on page 424 and Note 22 – Shareholdings in VII – Parent company financial statements – Credit Suisse Group on pages 430 to 431 of the attached Annual Report 2018. For the Bank, please see Note 10 – Compensation and benefits in VIII – Consolidated financial statements – Credit Suisse (Bank) on page 446, Note 28 – Employee deferred compensation in VIII – Consolidated financial statements – Credit Suisse (Bank) on pages 467 to 469, Note 30 – Pension and other post-retirement benefits in VIII – Consolidated financial statements – Credit Suisse (Bank) on pages 471 to 477, Note 6 – Personnel expenses in IX – Parent company financial statements – Credit Suisse (Bank) on page 540, Note 17 – Pension plans in IX – Parent company financial statements – Credit Suisse (Bank) on page 548 and Note 23 – Shareholdings of the Board of Directors, Executive Board and employees and information on compensation plans in IX – Parent company financial statements – Credit Suisse (Bank) on pages 552 to 553 of the attached Annual Report 2018.
C – Board practices.
For Credit Suisse and the Bank, please see IV – Corporate Governance on pages 187 to 230 of the attached Annual Report 2018.
D – Employees.
For Credit Suisse and the Bank, please see IV – Corporate Governance – Overview – Corporate Governance framework – Employee relations on page 191 of the attached Annual Report 2018. In addition, for both Credit Suisse and the Bank, please see II – Operating and financial review – Credit Suisse – Employees and other headcount on page 68 of the attached Annual Report 2018.
E – Share ownership.
For Credit Suisse and the Bank, please see V – Compensation on pages 237 to 264 of the attached Annual Report 2018. In addition, for Credit Suisse, please see Note 29 – Employee deferred compensation in VI – Consolidated financial statements – Credit Suisse Group on pages 322 to 326, and Note 22 – Shareholdings in VII – Parent company financial statements – Credit Suisse Group on pages 430 to 431 of the attached Annual Report 2018. For the Bank, please see Note 28 – Employee deferred compensation in VIII – Consolidated financial statements – Credit Suisse (Bank) on pages 467 to 469, and Note 23 – Shareholdings of the Board of Directors, Executive Board and employees and information on compensation plans in IX – Parent company financial statements – Credit Suisse (Bank) on pages 552 to 553 of the attached Annual Report 2018.
Item 7. Major shareholders and related party transactions.
A – Major shareholders.
For Credit Suisse, please see IV – Corporate Governance – Shareholders on pages 192 to 196 of the attached Annual Report 2018. In addition, for Credit Suisse, please see Note 3 – Business developments, significant shareholders and subsequent events in VI – Consolidated financial statements – Credit Suisse Group on page 288, Note 16 – Credit Suisse Group shares held by subsidiaries in VII – Parent company financial statements – Credit Suisse Group on page 427, Note 17 – Purchases and sales of treasury shares in VII – Parent company financial statements – Credit Suisse Group on page 428 and Note 18 – Significant shareholders in VII – Parent company financial statements – Credit Suisse Group on page 428 of the attached Annual Report 2018. Credit Suisse’s major shareholders do not have different voting rights. The Bank has 4,399,680,200 shares outstanding and is a wholly owned subsidiary of Credit Suisse. See Note 22 – Significant shareholders and groups of shareholders in IX – Parent company financial statements – Credit Suisse (Bank) on page 551 of the attached Annual Report 2018.
20-F/9

B – Related party transactions.
For Credit Suisse and the Bank, please see V – Compensation on pages 237 to 264 and IV – Corporate Governance – Additional information – Banking relationships with Board and Executive Board members and related party transactions on page 227 of the attached Annual Report 2018. In addition, for Credit Suisse, please see Note 30 – Related parties in VI – Consolidated financial statements – Credit Suisse Group on pages 327 to 328 and Note 20 – Assets and liabilities with related parties in VII – Parent company financial statements – Credit Suisse Group on page 429 of the attached Annual Report 2018. For the Bank, please see Note 29 – Related parties in VIII – Consolidated financial statements – Credit Suisse (Bank) on page 470 and Note 24 – Amounts receivable from and amounts payable to related parties in IX – Parent company financial statements – Credit Suisse (Bank) on page 554 of the attached Annual Report 2018.
C – Interests of experts and counsel.
Not applicable because this Form 20-F is filed as an annual report.
Item 8. Financial information.
A – Consolidated statements and other financial information.
Please see Item 18 of this Form 20-F.
For a description of Credit Suisse’s legal and arbitration proceedings, please see Note 39 – Litigation in VI – Consolidated financial statements – Credit Suisse Group on pages 389 to 399 of the attached Annual Report 2018. For a description of the Bank’s legal and arbitration proceedings, please see Note 38 – Litigation in VIII – Consolidated financial statements – Credit Suisse (Bank) on page 510 of the attached Annual Report 2018.
For a description of Credit Suisse’s policy on dividend distributions, please see III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management – Dividends and dividend policy on pages 140 to 141 of the attached Annual Report 2018.
B – Significant changes.
None.
Item 9. The offer and listing.
A – Offer and listing details, C – Markets.
For information regarding the price history of Credit Suisse Group shares and the stock exchanges and other regulated markets on which they are listed or traded, please see X – Additional information – Other information – Listing details on page 576 of the attached Annual Report 2018. Shares of the Bank are not listed.
B – Plan of distribution, D – Selling shareholders, E – Dilution, F – Expenses of the issue.
Not required because this Form 20-F is filed as an annual report.
Item 10. Additional information.
A – Share capital.
Not required because this Form 20-F is filed as an annual report.
B – Memorandum and Articles of Association.
For Credit Suisse, please see IV – Corporate Governance – Overview – Corporate Governance framework, – Shareholders and – Board of Directors on pages 192 to 203 of the attached Annual Report 2018. In addition, for Credit Suisse, please see X – Additional information – Other information – Exchange controls and – American Depositary Shares on page 572 of the attached Annual Report 2018. Shares of the Bank are not listed.
C – Material contracts.
Neither Credit Suisse nor the Bank has any contract that would constitute a material contract for the two years immediately preceding the date of this Form 20-F.
D – Exchange controls.
For Credit Suisse and the Bank, please see X – Additional information – Other information – Exchange controls on page 572 of the attached Annual Report 2018.
20-F/10

E – Taxation.
For Credit Suisse, please see X – Additional information – Other information – Taxation on pages 572 to 575 of the attached Annual Report 2018. The Bank does not have any public shareholders.
F – Dividends and paying agents.
Not required because this Form 20-F is filed as an annual report.
G – Statement by experts.
Not required because this Form 20-F is filed as an annual report.
H – Documents on display.
Credit Suisse and the Bank file annual reports on Form 20-F and furnish or file quarterly and other reports on Form 6-K and other information with the SEC pursuant to the requirements of the Securities Exchange Act of 1934, as amended. These materials are available to the public over the Internet at the SEC’s website at www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. Further, our reports on Form 20-F, Form 6-K and certain other materials are available on the Credit Suisse website at www.credit-suisse.com. Information contained on our website and apps is not incorporated by reference into this Form 20-F.
In addition, Credit Suisse’s parent company financial statements, together with the notes thereto, are set forth on pages 417 to 432 of the attached Annual Report 2018 and incorporated by reference herein. The Bank’s parent company financial statements, together with the notes thereto, are set forth on pages 517 to 558 of the attached Annual Report 2018 and incorporated by reference herein.
I – Subsidiary information.
Not applicable.
Item 11. Quantitative and qualitative disclosures about market risk.
For Credit Suisse and the Bank, please see I – Information on the company – Risk factors on pages 46 to 56 and III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management on pages 142 to 182 of the attached Annual Report 2018.
Item 12. Description of securities other than equity securities.
A – Debt Securities, B – Warrants and Rights, C – Other Securities.
Not required because this Form 20-F is filed as an annual report.
D – American Depositary Shares.
For Credit Suisse, please see IV – Corporate Governance – Additional information – Other information – Fees and charges for holders of ADS on page 229 of the attached Annual Report 2018. Shares of the Bank are not listed.
Part II
Item 13. Defaults, dividend arrearages and delinquencies.
None.
Item 14. Material modifications to the rights of security holders and use of proceeds.
None.
20-F/11

Item 15. Controls and procedures.
For Credit Suisse’s management report and the related report from the Group’s independent auditors, please see Controls and procedures and Report of the Independent Registered Public Accounting Firm in VI – Consolidated financial statements – Credit Suisse Group on pages 414 to 416 of the attached Annual Report 2018. For the Bank’s management report and the related report from the Bank’s independent auditors, please see Controls and procedures and Report of the Independent Registered Public Accounting Firm in VIII – Consolidated financial statements – Credit Suisse (Bank) on pages 514 to 516 of the attached Annual Report 2018.
Item 16A. Audit committee financial expert.
For Credit Suisse and the Bank, please see IV – Corporate Governance – Board of Directors – Board committees – Audit Committee on page 205 of the attached Annual Report 2018.
Item 16B. Code of ethics.
For Credit Suisse and the Bank, please see IV – Corporate Governance – Overview – Corporate governance framework on pages 188 to 191 of the attached Annual Report 2018.
Item 16C. Principal accountant fees and services.
For Credit Suisse and the Bank, please see IV – Corporate Governance – Additional information – External audit on pages 227 to 228 of the attached Annual Report 2018.
Item 16D. Exemptions from the listing standards for audit committee.
None.
Item 16E. Purchases of equity securities by the issuer and affiliated purchasers.
For Credit Suisse, please see III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management – Share repurchases on page 140 of the attached Annual Report 2018. The Bank does not have any class of equity securities registered pursuant to Section 12 of the Exchange Act.
Item 16F. Change in registrants’ certifying accountant.
None.
Item 16G. Corporate governance.
For Credit Suisse, please see IV – Corporate Governance – Additional Information – Other information – Complying with rules and regulations on pages 228 to 229 of the attached Annual Report 2018. Shares of the Bank are not listed.
Item 16H. Mine Safety Disclosure.
None.
Part III
Item 17. Financial statements.
Not applicable.
20-F/12

Item 18. Financial statements.
Credit Suisse’s consolidated financial statements, together with the notes thereto and the Report of the Independent Registered Public Accounting Firm thereon, are set forth on pages 265 to 416 of the attached Annual Report 2018 and incorporated by reference herein. The Bank’s consolidated financial statements, together with the notes thereto (and any notes or portions thereof in the consolidated financial statements of Credit Suisse Group referred to therein) and the Report of the Independent Registered Public Accounting Firm thereon, are set forth on pages 433 to 516 of the attached Annual Report 2018 and incorporated by reference herein.
20-F/13

Item 19. Exhibits.
1.1 Articles of association (Statuten) of Credit Suisse Group AG as of June 6, 2017 (incorporated by reference to Exhibit 3.1 of Credit Suisse Group AG’s registration statement on Form F-3 (No. 333-218604) filed on June 8, 2017). https://www.sec.gov/Archives/edgar/data/29646/000104746917003893/a2231913zex-3_1.htm
1.2 Articles of association (Statuten) of Credit Suisse AG as of September 4, 2014 (incorporated by reference to Exhibit 1.2 of Credit Suisse Group AG’s and Credit Suisse AG’s annual report on Form 20-F for the year ended December 31, 2014 filed on March 20, 2015). https://www.sec.gov/Archives/edgar/data/1053092/000137036815000028/a140320ar-ex1_2.htm
1.3 Organizational Guidelines and Regulations of Credit Suisse Group AG and Credit Suisse AG as of February 7, 2019.
2.1 Pursuant to the requirement of this item, we agree to furnish to the SEC upon request a copy of any instrument defining the rights of holders of long-term debt of us or of our subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.
4.1 Agreement, dated February 13, 2011, among Competrol Establishment, Credit Suisse Group (Guernsey) II Limited and Credit Suisse Group AG (incorporated by reference to Exhibit 99.1 of Credit Suisse Group AG’s and Credit Suisse AG’s current report on Form 6-K filed on March 12, 2013). https://www.sec.gov/Archives/edgar/data/1053092/000110465913019700/a13-7039_1ex99d1.htm
4.2 Agreement, dated February 13, 2011, among Qatar Holding LLC, Credit Suisse Group (Guernsey) II Limited and Credit Suisse Group AG (incorporated by reference to Exhibit 99.2 of Credit Suisse Group AG’s and Credit Suisse AG’s current report on Form 6-K filed on March 12, 2013). https://www.sec.gov/Archives/edgar/data/1053092/000110465913019700/a13-7039_1ex99d2.htm
4.3 Amendment Agreement, dated July 18, 2012, among Competrol Establishment, Credit Suisse Group (Guernsey) II Limited, Credit Suisse Group AG and Credit Suisse AG, acting through its Guernsey Branch (incorporated by reference to Exhibit 99.3 of Credit Suisse Group AG’s and Credit Suisse AG’s current report on Form 6-K filed on March 12, 2013). https://www.sec.gov/Archives/edgar/data/1053092/000110465913019700/a13-7039_1ex99d3.htm
4.4 Purchase and Underwriting Agreement, dated as of July 17, 2012, between Credit Suisse AG and Competrol Establishment (incorporated by reference to Exhibit 4.4 of Credit Suisse Group AG’s and Credit Suisse AG’s annual report on Form 20-F for the year ended December 31, 2012 filed on March 22, 2013). https://www.sec.gov/Archives/edgar/data/1053092/000137036813000020/a130322ar-ex4_4.htm
4.5 Purchase and Underwriting Agreement, dated as of July 18, 2012, between Credit Suisse AG and Qatar Holding LLC (incorporated by reference to Exhibit 4.5 of Credit Suisse Group AG’s and Credit Suisse AG’s annual report on Form 20-F for the year ended December 31, 2012 filed on March 22, 2013). https://www.sec.gov/Archives/edgar/data/1053092/000137036813000020/a130322ar-ex4_5.htm
4.6 Agreement, dated October 10, 2013, among Qatar Holding LLC, Credit Suisse Group (Guernsey) II Limited, Credit Suisse Group AG and Credit Suisse AG, acting through its Guernsey Branch (incorporated by reference to Exhibit 4.6 of Credit Suisse Group AG’s and Credit Suisse AG’s annual report on Form 20-F for the year ended December 31, 2013 filed on April 3, 2014). https://www.sec.gov/Archives/edgar/data/1053092/000137036814000030/a140403ar-ex4_6.htm
8.1 Significant subsidiaries of Credit Suisse are set forth in Note 40 – Significant subsidiaries and equity method investments in VI – Consolidated financial statements – Credit Suisse Group on pages 400 to 402, and significant subsidiaries of the Bank are set forth in Note 39 – Significant subsidiaries and equity method investments in VIII – Consolidated financial statements – Credit Suisse (Bank) on pages 511 to 513 of the attached Annual Report 2018 and incorporated by reference herein.
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
                           Date: March 22, 2019
/s/ Tidjane Thiam                                 /s/ David R. Mathers
Name: Tidjane Thiam                            Name: David R. Mathers
Title: Chief Executive Officer                 Title: Chief Financial Officer
                           CREDIT SUISSE AG
                           (Registrant)
                           Date: March 22, 2019
/s/ Tidjane Thiam                                 /s/ David R. Mathers
Name: Tidjane Thiam                            Name: David R. Mathers
Title: Chief Executive Officer                 Title: Chief Financial Officer
20-F/15

Credit Suisse Group AG
Credit Suisse AG

Annual Report 2018

Key metrics
	in / end of			% change
	2018	2017	2016	18 / 17	17 / 16
Credit Suisse (CHF million)
Net income/(loss) attributable to shareholders	2,024	(983)	(2,710)	–	(64)
Basic earnings/(loss) per share (CHF)	0.79	(0.41)	(1.27)	–	(68)
Diluted earnings/(loss) per share (CHF)	0.77	(0.41)	(1.27)	–	(68)
Return on equity (%)	4.7	(2.3)	(6.1)	–	–
Return on tangible equity (%)	5.4	(2.6)	(6.9)	–	–
Effective tax rate (%)	40.4	152.9	(19.5)	–	–
Core Results (CHF million)
Net revenues	21,628	21,786	21,594	(1)	1
Provision for credit losses	244	178	141	37	26
Total operating expenses	16,631	17,680	17,960	(6)	(2)
Income before taxes	4,753	3,928	3,493	21	12
Cost/income ratio (%)	76.9	81.2	83.2	–	–
Assets under management and net new assets (CHF billion)
Assets under management	1,347.3	1,376.1	1,251.1	(2.1)	10.0
Net new assets	56.5	37.8	26.8	49.5	41.0
Balance sheet statistics (CHF million)
Total assets	768,916	796,289	819,861	(3)	(3)
Net loans	287,581	279,149	275,976	3	1
Total shareholders' equity	43,922	41,902	41,897	5	0
Tangible shareholders' equity	38,937	36,937	36,771	5	0
Basel III regulatory capital and leverage statistics (%)
CET1 ratio	12.6	13.5	13.5	–	–
Look-through CET1 ratio	12.6	12.8	11.5	–	–
Look-through CET1 leverage ratio	4.1	3.8	3.2	–	–
Look-through tier 1 leverage ratio	5.2	5.2	4.4	–	–
Share information
Shares outstanding (million)	2,550.6	2,550.3	2,089.9	0	22
of which common shares issued	2,556.0	2,556.0	2,089.9	0	22
of which treasury shares	(5.4)	(5.7)	0.0	(5)	–
Book value per share (CHF)	17.22	16.43	20.05	5	(18)
Tangible book value per share (CHF)	15.27	14.48	17.59	5	(18)
Market capitalization (CHF million)	27,605	44,475	30,533	(38)	46
Dividend per share (CHF)	0.2625	0.25	0.70	–	–
Number of employees (full-time equivalents)
Number of employees	45,680	46,840	47,170	(2)	(1)
See relevant tables for additional information on these metrics.

Annual Report 2018
Credit Suisse Group AG Credit Suisse AG

Credit Suisse – Annual Reporting Suite

Annual Report
2018

Annual Report
The Annual Report is a detailed presentation of Credit Suisse Group's company structure, corporate governance, compensation practices and treasury and risk management framework, and it includes a review of Credit Suisse Group's operating and financial results accompanied by its annual financial statements.
credit-suisse.com/ar

Corporate Responsibility Report
The Corporate Responsibility Report describes how Credit Suisse Group assumes its various responsibilities in banking, in society, as an employer and towards the environment. The report is complemented by the publication "Corporate Responsibility – At a Glance".
credit-suisse.com/crr

Corporate Responsibility – At a Glance
The publication "Corporate Responsibility – At a Glance" provides an overview of the most important processes and activities that reflect our approach to corporate responsibility in banking, in society, as an employer and for the environment. In addition, it contains the cornerstones of our strategy and select figures for the 2018 financial year.
credit-suisse.com/crr

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

Annual Report 2018
Message from the Chairman and the Chief Executive Officer
Interview with the Chairman and the Chief Executive Officer
I – Information on the company
Credit Suisse at a glance
Strategy
Divisions
Regulation and supervision
Risk factors
II – Operating and financial review
Operating environment
Credit Suisse
Swiss Universal Bank
International Wealth Management
Asia Pacific
Global Markets
Investment Banking & Capital Markets
Strategic Resolution Unit
Corporate Center
Assets under management
Critical accounting estimates
III – Treasury, Risk, Balance sheet and Off-balance sheet
Liquidity and funding management
Capital management
Risk management
Balance sheet and off-balance sheet
IV – Corporate Governance
Corporate Governance
V – Compensation
Compensation
Report of the Statutory Auditor
VI – Consolidated financial statements – Credit Suisse Group
Report of the Independent Registered Public Accounting Firm
Consolidated financial statements
Notes to the consolidated financial statements
Controls and procedures
Report of the Independent Registered Public Accounting Firm
VII – Parent company financial statements – Credit Suisse Group
Report of the Statutory Auditor
Parent company financial statements
Notes to the financial statements
Proposed appropriation of retained earnings and capital distribution
VIII – Consolidated financial statements – Credit Suisse (Bank)
Report of the Independent Registered Public Accounting Firm
Consolidated financial statements
Notes to the consolidated financial statements
Controls and procedures
Report of the Independent Registered Public Accounting Firm
IX – Parent company financial statements – Credit Suisse (Bank)
Report of the Statutory Auditor
Parent company financial statements
Notes to the financial statements
Proposed appropriation of reserves and retained earnings
X – Additional information
Statistical information
Other information
Appendix
Selected five-year information
List of abbreviations
Glossary
Investor information
Financial calendar and contacts

Message from the Chairman and the Chief Executive Officer
2018 was the year we successfully completed our restructuring and achieved our first annual post-tax profit since 2014, with CHF 2.02 billion of net income attributable to shareholders. We have delivered on the strategy we defined in 2015 of creating a leading wealth manager with strong investment banking capabilities.
Dear shareholders, clients and colleagues
When we launched our restructuring program three years ago, our objective was to become a leading, resilient wealth manager with strong investment banking capabilities. We are pleased to report that we have delivered on the goals we set ourselves in 2015.
Our restructuring was aimed at taking advantage of the growing global wealth by profitably growing our wealth management activities as well as making the Group more resilient by reducing risks, cutting costs and strengthening our capital base. We wanted to grow our Wealth Management-related revenues, and within that category, our recurring income streams. We wanted to establish a culture of generating profitable, sustainable, compliant growth. We also set out to right-size our Global Markets (GM) business. Last but not least, we wanted to deal resolutely with our key legacy issues. These objectives have broadly been achieved, and our performance in 2018, in a challenging market environment, with severe stresses particularly in the final quarter of the year, illustrates the progress we have made since 2015.
In our Wealth Management-related businesses, we intend to continue to follow a balanced approach between mature and emerging markets and focus on ultra-high net worth (UHNW), high net worth (HNW) and entrepreneur clients in our core markets. We will serve these clients’ private wealth and business financial needs across our suite of products and services, working to deliver an integrated offering and delivering bespoke solutions in our efforts to help them grow and protect their wealth and business needs. Having both strong wealth management skills and strong investment banking capabilities is therefore crucial for us and key to the success of our strategy.
A strategy that delivers
During 2018, we continued to deliver on our objectives in spite of significant market volatility during the year. In the first half of 2018, markets were favorable, and we experienced strong client activity. In the second half of the year, we faced more challenging market conditions and a significant drop in client activity resulting from a combination of factors, including increasing trade tensions, concern about the potential impact of higher US interest rates and a rise in geopolitical uncertainty. Despite these challenges, we operated profitably in every quarter on both a reported and adjusted basis, including the fourth quarter, which saw quite extreme market conditions not seen in many years. We achieved the highest fourth quarter adjusted* income before taxes since 2013 in the fourth quarter of 2018, our ninth consecutive quarter of year-on-year growth. Income before taxes for 2018 was CHF 3.37 billion, up 88% year on year, and on an adjusted* basis, income before taxes rose 52% year on year to CHF 4.19 billion.
Our performance in 2018 is a testament to the actions we have taken during our restructuring to create a Group that should now be more resilient in the face of market turbulence. By dealing with legacy issues effectively, reallocating capital towards our more stable, capital-efficient and profitable Wealth Management-related and Investment Banking & Capital Markets (IBCM) businesses and right sizing our GM activities, we have built what we had set out to create: a leading wealth manager with strong investment banking capabilities.
We reported net income attributable to shareholders of CHF 2.02 billion for 2018. This was our first annual post-tax profit since 2014, despite a higher than expected effective tax rate of 40% for the year.
Driving profitable, compliant growth
We have made substantial progress in rebalancing the allocation of our capital towards our Wealth Management-related and Investment Banking & Capital Markets businesses. In 2015, we were faced with a more market-dependent business that delivered volatile revenues and had high fixed costs combined with high and rising capital needs. We have since transformed the business. We sought to gear the Group towards more recurring revenues from our Wealth Management-related businesses. We did this by allocating more capital to the Swiss Universal Bank (SUB), International Wealth Management (IWM) and Asia Pacific Wealth Management & Connected (APAC WM&C). We also focused on increasing collaboration across divisions; a prime example of which is our International Trading Solutions (ITS) business that brings together talent from across GM, IWM and SUB to deliver bespoke, institutional quality solutions to our UHNW and HNW clients. Since the start of this reshaping of our business, our Wealth Management-related adjusted* net revenues have grown at a 5% compound annual growth rate since 2015, an industry leading performance in a period marked by several successive, severe market dislocations, such as in the last quarter of 2015 and in the last quarter of 2018.

Urs Rohner, Chairman of the Board of Directors (left) and Tidjane Thiam, Chief Executive Officer.

The outlook for continued growth in wealth management remains attractive. The global pool of wealth has nearly doubled over the last ten years and as it continues to grow, we are seeing positive momentum across our Wealth Management-related businesses, where thanks to our disciplined approach to growth, risk, capital and costs, we have been able to produce higher profits and higher returns on capital since 2015. In 2018, we reported strong Wealth Management net new assets of CHF 34.4 billion, the result of net inflows in every quarter. Importantly, approximately 75% of these net new assets came from UHNW clients compared to approximately 50% in 2015. Across the Group, we attracted total net new assets of CHF 56.5 billion, up 49% year on year. The Group has grown healthily throughout its restructuring: since 2015, we have attracted more than CHF 120 billion of net new assets. At the end of 2018, we reached a total of CHF 1.35 trillion in assets under management.
In our home market here in Switzerland, we made strong progress in SUB delivering an adjusted* income before taxes of CHF 2.2 billion, up 18% year on year. Both Private Clients and Corporate & Institutional Clients delivered improved adjusted* income before taxes in 2018, reflecting strong revenues and rigorous cost discipline. SUB’s increased full-year profitability was the result of both an increase in adjusted* net revenues to CHF 5.5 billion, with increased recurring commissions and fees and net interest income, and cost reductions.
In IWM, we had a successful year with adjusted* income before taxes up 21% year on year, reaching our target of CHF 1.8 billion. This step change in profitability was achieved in a challenging environment. IWM achieved adjusted* net revenues of CHF 5.4 billion in 2018, growing 4% year on year. In Private Banking, adjusted* income before taxes was up 24% at CHF 1.4 billion, driven by 7% revenue growth, with higher revenues across all major categories, and in Asset Management, adjusted* income before taxes grew by 12% to CHF 427 million.

In APAC, we generated adjusted* income before taxes of CHF 804 million in 2018, slightly higher than the prior year. Our performance in the division reflects the resilience of our wealth management strategy and our leading business franchises within the region as 2018 was marked by significant market dislocation across Asia, reporting the worst fourth quarter for Asian equity markets since 2008. APAC WM&C’s adjusted* income before taxes of CHF 797 million in 2018 was down 3%. APAC Markets reported an adjusted* income before taxes of CHF 7 million in 2018, an improvement from the adjusted* loss before taxes of CHF 28 million in 2017, despite market conditions.
In IBCM, we delivered 4% year on year growth with adjusted* income before taxes of CHF 429 million in 2018. This result was driven by a 2% increase in net revenues, resulting from strong performance in advisory, particularly M&A, which was partially offset by lower financing activity, in line with the Street1. Total global advisory and underwriting revenues for 2018 were USD 4.0 billion, down 2% year on year, but outperforming the Street2 in a challenging market environment.
In GM, we demonstrated strict resource and risk discipline in a challenging operating environment characterized by high levels of volatility and widening credit spreads. GM was profitable in 2018 with an adjusted* income before taxes of CHF 406 million. We maintained a dynamic approach to capital management and decreased our leverage exposure by 13%. Additionally, our adjusted* total operating expenses decreased by 7% year on year to CHF 4.6 billion.
Delivering value to our shareholders post-restructuring
At our Investor Day in December 2018, we announced our intention to distribute at least 50% of net income to shareholders in 2019 and 2020.
We also announced that the Board of Directors approved a buyback of Group ordinary shares of up to CHF 1.5 billion for 2019 and that we anticipate to buy back at least CHF 1 billion of shares this year, subject to market and economic conditions. In addition, we said that we would expect a similar buyback program in 2020, subject to approval by the Board of Directors. We are pleased to inform you that we have effectively started our buyback program for 2019. As of March 7, 2019, we repurchased 21.3 million shares, worth CHF 261 million.
Finally, at the same 2018 Investor Day, we informed you, our shareholders, that we expect to generate a sustainable ordinary dividend and to increase it by at least 5% per annum. At the presentation of our full year and fourth quarter 2018 results in February 2019, we told the market that the Board of Directors will propose to shareholders at our Annual General Meeting on April 26, 2019 a distribution of CHF 0.2625 per share out of capital contribution reserves for the financial year 2018. The distribution will be free of Swiss withholding tax and will not be subject to income tax for Swiss resident individuals holding the shares as a private investment. The distribution will be payable in cash.
We are pleased that the Group is now on a strong footing and in a position to deliver tangible returns to our shareholders through the return of capital, following the completion of our restructuring and the continued execution of our successful strategy.
With a much reduced cost base, focusing now on productivity gains and investment
Thanks to our focus on costs and on our strategic approach to cost management, we were able to exceed our target for the reduction of our adjusted* operating cost base, which stood at CHF 16.5 billion in 2018, at the end our restructuring program, CHF 0.5 billion below our target of less than CHF 17 billion. Since the end of 2015 we have recorded cumulative net cost savings of CHF 4.6 billion, exceeding our target of a reduction of greater than CHF 4.2 billion. All these costs are measured at constant foreign exchange rates fixed at the end of 2015 to provide transparency and to allow our shareholders to monitor the effectiveness of our cost program during the Group’s restructuring. A significant proportion of our sustainable cost savings was achieved through strategic decisions about our portfolio of businesses, a number of which were exited or reduced in scale. At the same time we have made substantial investments, focusing in particular on risk and compliance, within our corporate functions, as well as rebuilding our equities franchise with a number of senior hires. Talent management has remained an essential focus during the restructuring as a part of our efforts to ensure we have the right people in the right roles across our business.
As we said at our 2018 Investor Day, we have effectively transformed our cost base, and we are pleased with the gains we have made in returning the Group to efficiency.
We expect to continue operating efficiently in 2019 and beyond, as is standard practice for any business. We will continue to allocate capital to the divisions that we expect will deliver recurring revenues by seeking to invest in talent, subject to market and economic conditions, and further transforming our technology through digitalization, robotics and automation.
Stronger capital position with significantly lower risk
We substantially strengthened our capital position in 2018 as we exceeded our targets for common equity tier 1 (CET1) and leverage ratios. We delivered a CET1 ratio of 12.6% and a Tier 1 leverage ratio of 5.2%
These capital and leverage ratios are already above the levels prescribed by the Swiss requirements that enter into force in 2020. In addition, and most importantly, we have strengthened our business by significantly reducing the Group’s risk management value-at-risk since 2015.
Also, our US intermediate holding company completed its first public Comprehensive Capital Analysis and Review stress test in 2018, with the Board of Governors of the Federal Reserve System not objecting to the company’s 2018 capital plan.

Given the uncertain macro-economic environment over the last three years, these achievements underscore both the balance and resilience of our new operating model.
Completed the wind down of legacy assets
At the same time as growing our revenues and reducing costs, we have reduced the overall level of risk at Credit Suisse and dealt effectively with our key legacy issues.
The Strategic Resolution Unit (SRU), which we set up in 2015 to help us dispose of and de-risk our legacy positions, closed on schedule at the end of 2018. It recorded an adjusted* loss before taxes of CHF 1.2 billion for the year, down from CHF 2.9 billion in 2016. The residual portfolio has been transferred to the Asset Resolution Unit and will be separately disclosed within the Corporate Center as of January 1, 2019. The closure of the SRU was a key milestone in the completion of our restructuring program.
Embedding a culture of compliance
One of the key goals we set ourselves at the start of the restructuring program was to significantly upgrade our risk and compliance controls and improve our culture. Regulation has changed the face of banking over the last decade and we believe in these changes and embrace them fully. We have aligned ourselves, as an organization, to the rules and regulations across the jurisdictions in which we operate, making our operations more resilient and our business stronger. In September 2018, FINMA said it had identified deficiencies in Credit Suisse AG’s anti-money laundering due diligence obligations as well as shortcomings in our control mechanisms and risk management. We have continuously enhanced our compliance and control framework over the last three years – independent of this review. FINMA acknowledged the numerous proactive measures we have adopted since the end of 2015 to strengthen our compliance procedures. As a further measure, the Group took a decisive step in the fourth quarter of 2018 to enhance its compliance oversight at the Board level through the establishment of a new Board committee. The Conduct and Financial Crime Control Committee became effective in early 2019 and assumes responsibility for the supervision of the Group’s financial crime compliance programs and related conduct and ethics initiatives. We believe the set-up of this new Board committee, combined with the many improvements implemented and continuous efforts by management, firmly signals the Group’s commitment to rigorously address financial crime risk and ensure that the highest standards of conduct and vigilance are maintained throughout the Group.
In February 2019, we made a series of changes to our Group Executive Board to reflect the quality of talent available at Credit Suisse. Among these was the appointment of Lara Warner to the role of Group Chief Risk Officer. Lara was previously the Group’s Chief Compliance & Regulatory Officer, a position that was created in 2015 when we set up our Compliance and Regulatory Affairs function. Lara’s contribution to the Executive Board and Group over the past three years has been outstanding, as she has overseen the development of industry leading compliance capabilities in an area crucial to our growth strategy. She has created a modern, technology-enabled compliance organization with cutting-edge tools that aim to identify and detect threats across our entire platform while also engaging in efforts to strengthen relationships with our key regulators around the world.
We also announced that Lydie Hudson has been appointed to the role of Chief Compliance Officer, joining the Group Executive Board. Lydie has been with the firm for eleven years, serving most recently as Chief Operating Officer of GM; she has been instrumental in reshaping of the division during the restructuring period. At the same time, Antoinette Poschung was appointed as Global Head of Human Resources, joining the Group Executive Board. Since joining Credit Suisse in 2008, Antoinette has played a key role in talent development across the organization as well as heading a number of Human Resources functions for the Group.
Our compliance and regulatory affairs function has now been split given the growing importance of our relationship with regulators. Regulatory Affairs has been integrated into the CEO office, and the Global Head of Regulatory Affairs will continue maintaining close interaction with our key regulators around the world.
Finally, as part of our restructuring program, we have invested significantly in upgrading our compliance and control frameworks. We increased our headcount in compliance by over 40% over the last three years. We also completed a significant review of over 30,000 legacy clients and over 10,000 control issues and improvements were implemented across the Group. We used cutting edge technology, as previously mentioned, to move from 12 legacy platforms to one strategic platform. Since late 2015, we have rolled out new compliance tools Group-wide, including our Single Client View which now covers 99% of our wealth management clients. Additionally, we rolled out Trader Holistic Surveillance covering all traders globally and Relationship Manager Holistic Surveillance covering approximately 80% of relationship managers.
Banks propel global economic activity
Throughout our restructuring, we remained acutely conscious of our purpose and role as a global financial services group. Banks play an integral role in the local, regional and global economies. We are where people should turn to for safety, trust and reliability. We are meant to offer individuals and companies the comfort of depositing savings safely, to manage their payments securely and to act as financial intermediaries, connectors across markets and economies, bringing borrowers and lenders together, being the catalysts for opportunity and growth.
As banks, we have a duty to our communities and societies as our businesses and activities are often intertwined, even deeply rooted, in the prosperity of others. As a result, Credit Suisse always strives to carry out all its activities in accordance with clear principles and values – particularly our commitment to operating responsibly and with integrity in the interests of our stakeholders.

In 2017, we announced the establishment of Impact Advisory and Finance (IAF), a department that aims to facilitate projects and initiatives for clients that have a positive economic and social impact, while generating a financial return. IAF is generating significant momentum across both wealth management as well as corporate and investment banking. The department has successfully helped seed impact investing funds in several parts of the world, partnered with the world’s leading international organizations working on furthering investment in this space, and continues to drive our international green finance underwriting efforts.
Outlook
We experienced widespread volatility and lower client activity levels across the market in 2018, particularly in the second half. Looking at 2019, while sentiment did improve slightly at the start of the year, as signs of normalization returned to both equity and debt markets, investor concerns continue to weigh on the environment and a cautious approach to investing prevails.
The uncertain political climate in a number of major world economies as well as potential disruptions to world trade continue to be clear concerns. However, with our lower cost base, the reduction of our exposure to risk, our flexible and diversified model and the benefits flowing from the closure of our SRU, we expect to remain resilient in the face of strong headwinds and believe we are well positioned to take advantage of any potential upside.
Looking to the future of Credit Suisse in 2019 and beyond, we believe that the Group will benefit greatly from its position post-restructuring and from its strategic focus on wealth management combined with strong investment banking capabilities. Our target is to achieve a Group reported return on tangible equity of between 10% and 11% for 2019 and between 11% and 12% for 2020, assuming a flat revenue environment and capitalizing on factors under our control. We aim to achieve higher returns with continued revenue growth in our Wealth Management-related businesses and IBCM, cost efficiencies and lower funding costs, as well as by select strategic investments, subject to market conditions.
We are now, more than ever before, well positioned to take advantage of a number of macro trends that we believe will remain supportive over the long term. We believe that global wealth will continue to grow; entrepreneurs will continue to require the services of our leading investment banking franchise; Switzerland will remain an attractive banking market; sales and trading revenue pools will continue to stagnate or decline worldwide; and both emerging and mature markets will offer attractive growth dynamics over the long term.
At the conclusion of our restructuring, we would like to thank our team of close to 46,000 employees worldwide for their hard work and commitment throughout this period of transformation. We could not have delivered on our goals and objectives without their dedication, effort and time. We would also like to express our thanks to our clients and shareholders for their continued trust and support over the last three years and into the future.
Best regards
Urs Rohner                            Tidjane Thiam
Chairman of the                     Chief Executive Officer
Board of Directors
March 2019
1 Source: Dealogic data (Americas and EMEA) for the period ending December 31, 2018.
2 Source: Dealogic data (Global) for the period ending December 31, 2018.
Important Information
* Adjusted results are non-GAAP financial measures that exclude certain items included in our reported results. Refer to “Reconciliation of adjusted results” in I – Information on the company – Strategy and II – Operating and financial review – Credit Suisse for a reconciliation of the adjusted results to the most directly comparable US GAAP measures and to “Financial goals” in I – Information on the company – Strategy for further information on estimates and targets that are non-GAAP financial measures.
References to Wealth Management mean Private Clients within Swiss Universal Bank, Private Banking within International Wealth Management, and Private Banking within Wealth Management & Connected in Asia Pacific or their combined results. References to Wealth Management-related mean Swiss Universal Bank, International Wealth Management and Asia Pacific Wealth Management & Connected or their combined results.
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
This document contains forward-looking statements that involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements. A number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in “Risk factors” and in the “Cautionary statement regarding forward-looking information” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2018 filed with the US Securities and Exchange Commission and other public filings and press releases. We do not intend to update these forward-looking statements.

Interview with the Chairman and the Chief Executive Officer
How satisfied are you with the progress achieved by Credit Suisse since the start of the restructuring?
Chairman: We have come a very long way since we began transforming the bank in late 2015 on the basis of our newly developed strategy. Together with Tidjane Thiam who assembled a new management team, we embarked on an ambitious plan to fundamentally alter the structure and activities of Credit Suisse – right down to the individual businesses. As a global bank with more than 48,000 employees in 2015 and operations in over 50 countries, that was no small undertaking. I think we have every reason to be satisfied with what we have achieved over the last few years. Credit Suisse is today a very different bank to when we started that journey and is certainly a great deal more resilient.
CEO: I am pleased for our colleagues as they are now starting to see the tangible results of their hard work. The last few years were an intense period for us all, and we faced many headwinds along the way. At the start of the restructuring process in 2015, we identified the most pressing problems we had to tackle. We wanted to achieve sustainable, compliant and profitable growth – shifting our focus to wealth management and leveraging our strong investment banking capabilities. It was also imperative for us to reduce both risks and costs as well as substantially strengthen our balance sheet. We had significant legacy issues to address, and we needed to upgrade our risk and compliance capabilities. We can say that, after three years of continuous effort, we have broadly achieved these objectives. That is a satisfying outcome for all of us at the bank, not to mention our clients and shareholders.
Credit Suisse recently announced new appointments to the Executive Board and senior leadership team. Can you explain the reasons for these changes – and why they are being made at this point in time?
CEO: The organisational structure we established in 2015 has worked well, producing strong results in our three regionally-focused businesses – Swiss Universal Bank (SUB), International Wealth Management (IWM) and Asia Pacific Wealth Management & Connected – in terms of revenue and profit growth, with approximately CHF 100 billion of Wealth Management net new assets acquired over three years. With the transformation of Credit Suisse now complete, we are ready to move into the next phase of our development and are taking the necessary steps to prepare for it. In February 2019, we made a number of new appointments to functional roles on the Executive Board and in our senior leadership team. It is very important for us to be successful in this post restructuring phase we are entering, and we want to ensure that our Group corporate functions are well aligned with our model as they support and interact with our divisions both in terms of effectiveness and efficiency. The recent changes will ensure we continue to make progress on that journey of improvement.
Chairman: The Board of Directors approved these appointments and fully supports the organizational changes, which should allow us to make continued progress on our journey of improvement. In particular, they are designed to ensure that key Group corporate functions – Risk, Compliance, Human Resources, Regulatory Affairs and Investor Relations, Corporate Communications, Marketing & Branding – are better aligned with our strategic model so they can interact with the businesses and support them as efficiently and effectively as possible. Overall, the Group corporate functions are instrumental in helping us to make the right decision for our business as we work towards our long-term goals.
How would you rate Credit Suisse’s performance in 2018? Which areas of the business did especially well?
CEO: We performed well in 2018. With CHF 3.37 billion of Group reported pre-tax income in 2018, our income rose by 88% year on year. Net income attributable to shareholders was CHF 2.02 billion – marking our first annual post-tax profit since 2014. Many of our businesses are achieving strong, profitable, compliant growth, especially in our wealth management-focused divisions SUB, IWM and Asia Pacific (APAC). We attracted CHF 34.4 billion of Wealth Management net new assets in 2018 alone, with net inflows reported each quarter. SUB saw a further acceleration in its profitability in 2018, with adjusted* pre-tax income growth of 18% to CHF 2.2 billion. In IWM, we outperformed our closest peers in all our markets, exceeding our adjusted pre-tax income target of CHF 1.8 billion. I was satisfied with the results of our APAC division, given the significant market dislocation we saw towards the end of the year. Our performance in that region shows all the value of our innovative integrated model delivering private banking, investment banking and financing services to our clients. We also made considerable progress in Investment Banking & Capital Markets (IBCM), and in Global Markets (GM), which has demonstrated strict resource and risk discipline in a challenging environment.
How do you explain the disappointing performance of the Credit Suisse share price over the past 12 months? Do you view this as part of a broader trend affecting European financials?
Chairman:
Indeed, our share price and the banking sector as a whole have suffered major losses. Of course, this is anything but pleasing, whether for shareholders, the management team or other employees who would like to see their performance reflected in the value of the company and who are also partly paid in shares. However, we must bear in mind that our share price was impacted by a number of forces which were prevalent across the European banking landscape, and markets as a whole, for most of 2018. With the improvements in profitability management has achieved, we are confident that returns for the Group can continue to improve in 2019 and in the future, subject to market conditions, and should be reflected in a higher share price over time. We expect that in 2019, our shareholders should begin to see the benefits of the restructuring – both through the anticipated return of capital and aimed increase in tangible book value per share as capital generation strengthens.

On the subject of returning capital to shareholders, can you explain the reason for the buyback you announced in December 2018?
CEO: At the end of last year, the Board of Directors approved a share buyback programme of Group ordinary shares of up to CHF 1.5 billion in 2019 because we are committed to returning capital to our shareholders. Credit Suisse began repurchasing shares in January, and we expect to repurchase at least CHF 1.0 billion this year, subject to market and economic conditions. Buybacks are core to satisfying our commitment to shareholders. Our focus is on generating capital and then to distribute at least 50% of net income to shareholders. The reason we favour share buybacks over dividends is they give the company greater flexibility and will allow us to reduce some of the dilution that occurred due to previous capital increases, which were indispensable to eliminate our legacy issues, restructure the Group and return to growth, but were costly for shareholders.
Is your Swiss home market still as important for Credit Suisse in 2019 as it was in the past? How Swiss is today’s Credit Suisse?
Chairman: Yes, absolutely. Switzerland is our home. Our Swiss roots are reflected in our name, and they are just as important today as they were when Alfred Escher established the bank more than 160 years ago. Our decision to create the Swiss Universal Bank division back in 2015 underscores our strong commitment to this market, and it is today the largest contributor to our profits. If you consider that around one in five people and over 100,000 businesses in Switzerland bank with Credit Suisse, and we have more than CHF 160 billion of loans outstanding to Swiss clients, it shows the close ties between our bank and the Swiss economy. Let’s not forget that we are also one of the country’s largest employers, with 15,840 members of our workforce based here. I would also say that compared to other international companies based in Switzerland, Credit Suisse is a very Swiss institution. One-third of the members of our Executive Board are Swiss and a significant proportion of them reside here in Switzerland. We have always made sure that overall, the Board of Directors retains its Swiss nature. In short, our strategy and our ambitions for our Swiss home market remain unchanged.
CEO: I have always believed that in business, like in sport, it is crucially important to be able to ‘win at home’. Creating our Swiss Universal Bank and emphasising the importance of Switzerland was an integral part of my vision for Credit Suisse. Being named ‘Best Bank in Switzerland’ both by ‘The Banker’ magazine and by Euromoney is something we set out to achieve and of which we are all very proud.
At the start of the restructuring, you underscored the scale of the wealth management opportunity in Asia. Do you still believe the region offers the same potential?
CEO: I actually underscored the scale of the opportunity both in mature economies like Switzerland, where we have effectively been able to grow since 2015, and in emerging economies in general, which includes Asia, yes, but also Latin America, the Middle East and Eastern Europe. Focusing on Asia for a moment, it is worth noting that in 2018, the Asia region had around 800 billionaires, an increase of around one-third from the prior year. That is a staggering pace of growth – and yet the private banking market in Asia is still in its infancy. The total volume of wealth in our target segment – ultra-high-net worth clients and entrepreneurs – is estimated at around USD 5,000 billion. At present, as demonstrated by our 2018 results, Credit Suisse is a leader in wealth management in Asia, ranking third in Asia in terms of assets under management, but we still have only a small percentage of the potential market. I see three ways of growing our business in the region. First, our existing clients are becoming ever wealthier, which means our recurring revenue from managing their assets should increase. Second, we can grow our market share with each client – often by offering them solutions to specific opportunities they see or challenges they face. And third, we hope that a good proportion of these new billionaires that are emerging will be attracted by what Credit Suisse can do for them. That’s not to say that we didn’t see challenges across the Asian markets in 2018, with trade tensions and other macro issues impacting client sentiment and risk appetite. However, we continue to believe in the long term attractiveness of the region.
You recently proposed the election of a new Board member from Asia, Shan Li. What kind of insights into the Asia region do you hope to gain from him? And with regard to the second new Board member, Christian Gellerstad, where do you seek to leverage his expertise and experience?
Chairman: I believe both Board members will ideally complement the strengths of the Board with their excellent capabilities and will contribute their expertise to the future development of our strategy. Shan Li has an excellent track record in the financial services industry – especially in the Chinese market, which is of key importance for Credit Suisse. In China, the focus is shifting from industry and manufacturing goods to consumption and services. The healthcare and Information Technology sectors are booming, and we can see plenty of potential for our strategy of being the global “Bank for Entrepreneurs” for our onshore China clients. We are positioning our franchise for an eventual full China market opening, and we expect Shan Li’s experience will be a significant benefit as we move towards this goal. Christian Gellerstad is a well-recognized wealth management expert. His more than two decades of industry experience and leadership expertise in running a private banking business in mature and developing markets should make him ideally positioned to support our growth initiatives in wealth management.

What would you describe as the key ingredients of a successful client relationship? How is this changing as a result of digitalization?
Chairman: I think trust is the most vital ingredient for a successful client relationship. In fact, our entire business works on the basis of trust. Our clients entrust us with their assets and turn to us for advice because they have confidence in our financial expertise and our ability to deliver good performance, as well as in our financial solidity and resilience as a bank. At the same time, we know that for many of our clients, reputation is as important as performance in their choice of financial partner. We therefore work according to clear conduct and ethics standards and expect our employees to act responsibly and with integrity under any circumstances. Last year, Credit Suisse attracted over CHF 56 billion of net new assets. I see that as clear evidence of the trust that clients around the globe place in Credit Suisse.
CEO: I agree that we must earn our clients’ trust day after day to build strong relationships with them. I also believe that we must strive to be a professional and reliable partner and deliver our full range of expertise to them – whether it is by providing the best possible investment advice, ensuring best execution of their transactions or protecting and growing their assets. Naturally, we also have to keep pace with their changing needs. With the advance of technology, we are seeing a tectonic shift in what individual clients want and expect from us. For example, millennials drastically differ from previous generations of clients in their consumer behavior. They are technology natives and are purpose-driven. They are demanding faster and more convenient access to our services via their preferred channels, and they want banking to be truly mobile. In response, we are continuing to develop and expand our digital offering along the client lifecycle and are creating user interfaces and consumer touch points that make sense for them. Anticipating and acting on our clients’ changing needs is unquestionably a key part of being a successful financial partner.
Credit Suisse has underscored its efforts to resolve legacy issues and to implement a robust compliance and control framework, as well as bringing about a change of culture within the Group. Which concrete steps have you taken? What role does the Board of Directors play in influencing our corporate culture?
Chairman: Resolving legacy issues and upgrading our compliance and control framework with enhanced processes were integral parts of the restructuring process. We also said that we wanted to transform the Group’s culture. We have delivered on these objectives through a series of targeted measures. Let me give you a couple of examples: First, to build a culture of integrity and fairness, we recognized the need to have a single set of values for employees across all our businesses and regions. We therefore launched our Group-wide Conduct and Ethics Standards, which promote a shared understanding and expectations in terms of our values and conduct. Naturally, our Code of Conduct, which is endorsed by the Board of Directors and Executive Board, and is binding for all employees as well as Board members, is of key importance in this context. Second, in terms of reinforcing compliance, Credit Suisse fully embraced the regulatory and legislative changes that were introduced over the last decade to remedy the industry’s shortcomings. Today, our Compliance unit operates as an independent Executive Board-level function, underscoring its high level of importance within Credit Suisse. As part of the organizational changes I mentioned before, the Regulatory Affairs function now reports directly to the CEO – reflecting the growing importance of our relationship with regulators. In addition, in early 2019, the Board of Directors established the Conduct and Financial Crime Control Committee to monitor and assess the effectiveness of our financial crime compliance programs and initiatives that are focused on further improving conduct and vigilance as part of our efforts to combat financial crime and firmly embed a strong compliance culture in the Group.
Credit Suisse is today placing a strong emphasis on sustainable finance and impact investing – why is this area so important to you?
CEO: Because it is simply the right thing to do. It is therefore not surprising that there has been a notable increase in the demand for sustainable and impact investing products in recent years as more and more investors seek ways of using their capital to have a positive impact on the world while also producing a financial return. Credit Suisse has been active in this space for more than a decade, and we are working hard to meet this growing demand. In 2017, I established the Impact Advisory & Finance (IAF) department, which reports directly to me. It aims to facilitate projects and initiatives for clients that have a positive economic and social impact while delivering financial returns. IAF generated significant momentum across both wealth management and corporate and investment banking in 2018. It is also playing a part in codifying this relatively new but rapidly growing sector. Through these activities, we can contribute to the development of the global economy and support social progress and environmental sustainability. These are topics that are important to me.
Technology has already transformed much of what Credit Suisse does. In which areas do you expect to see the greatest technological benefits in the coming years? What are the main cyber risks facing the industry and what steps are you taking to protect Credit Suisse and its clients?
Chairman: Technology catalyzes disruptive change and drives progress in our industry. That is why, in 2015, the Board established an Innovation and Technology Committee, an interdisciplinary advisory group to discuss the progress we are making at Credit Suisse in terms of innovation and technology initiatives as well as to consider industry-wide technology trends. The Group’s leadership regularly examines the role that innovation and technology will play in the future of banking, and how we can most effectively deploy them across our divisions. In the coming years, I expect to see an uptick in the use of technological innovations in banking, leveraging amongst much else the cloud, distributed ledger, automation, robotics and machine-learning as well as data science more generally. Of course, rapid technological development also brings new challenges, for example in the field of cybersecurity, which will be a serious concern across our industry for the foreseeable future. Regulators and companies are working to understand how best to protect banks’ data and the integrity of the financial services ecosystem. We continue to invest significantly in our information and cybersecurity programs, and we regularly assess the effectiveness of our key controls. In addition, we routinely conduct employee training to embed a mature cyber risk management culture within the organization.
2019 marks the 200th anniversary of the birth of Credit Suisse’s founder Alfred Escher. What do you find most inspiring about him? To what extent is his vision of entrepreneurship still relevant today?
Chairman: What I find most inspiring about Alfred Escher is his incredible entrepreneurial spirit and his desire to bring about lasting change – benefiting the economy and society. In the 19th century, Escher almost single-handedly developed part of the infrastructure of modern Switzerland, including its rail network and the famous Gotthard tunnel. And of course, he founded Credit Suisse in 1856 to raise capital for his infrastructure projects. I am inspired by the courage he showed in pursuing his vision at a time when many of his ideas were met with skepticism. He was relentless in his efforts to drive progress and prosperity. Today, Escher still inspires us with his foresight and determination to make things happen. What we can learn from his vision of entrepreneurship is the importance of anticipating future trends, having the courage of your convictions and thinking creatively to formulate innovative solutions. A portrait of our founder hangs in the boardroom here at our head office in Zurich and is a constant reminder of his great legacy.
What do you expect to be the greatest challenges for Credit Suisse in 2019?
CEO: I believe the main headwinds we will face in 2019 relate to heightened global geopolitical and macroeconomic uncertainties. These include the potential disruptions to world trade due to tensions between the US and China and other uncertainties in the world whether it is the situation in the Middle East in general, the UK’s anticipated withdrawal from the EU or the impact of the situation in Venezuela on Latin America, to name a few. These developments are especially challenging due to their potential adverse impact on investor confidence and client activity levels. The continuation of the ultra-low interest rate environment in many countries also places a burden on our business. Nevertheless, I am confident that Credit Suisse can remain resilient in the face of these pressures thanks to our lower cost base, reduced risk exposures, our flexible and diversified business model and the benefits flowing from the closure of our Strategic Resolution Unit. And, of course, we are well positioned to take advantage of any potential upside going forward.

* Adjusted results are non-GAAP financial measures that exclude certain items included in our reported results. For further information relating to this and other descriptions in this interview, please refer to the endnotes in the “Message from the Chairman and the Chief Executive Officer”.

I – Information on the company
Credit Suisse at a glance
Strategy
Divisions
Regulation and supervision
Risk factors

Credit Suisse at a glance
Credit Suisse
Our strategy builds on Credit Suisse’s core strengths: its position as a leading global wealth manager, its specialist investment banking capabilities and its strong presence in our home market of Switzerland. We seek to follow a balanced approach with our wealth management activities, aiming to capitalize on both the large pool of wealth within mature markets as well as the significant growth in wealth in Asia Pacific and other emerging markets. Founded in 1856, we today have a global reach with operations in about 50 countries and 45,680 employees from over 150 different nations. Our broad footprint helps us to generate a geographically balanced stream of revenues and net new assets and allows us to capture growth opportunities around the world. We serve our clients through three regionally focused divisions: Swiss Universal Bank, International Wealth Management and Asia Pacific. These regional businesses are supported by two other divisions specializing in investment banking capabilities: Global Markets and Investment Banking & Capital Markets. The Strategic Resolution Unit consolidated the remaining portfolios from the former non-strategic units plus additional businesses and positions that did not fit with our strategic direction. Our business divisions cooperate closely to provide holistic financial solutions, including innovative products and specially tailored advice.
Swiss Universal Bank
The Swiss Universal Bank division offers comprehensive advice and a wide range of financial solutions to private, corporate and institutional clients primarily domiciled in our home market Switzerland, which offers attractive growth opportunities and where we can build on a strong market position across our key businesses. Our Private Clients business has a leading franchise in our Swiss home market and serves ultra-high-net-worth individual, high-net-worth individual, affluent and retail clients. Our Corporate & Institutional Clients business serves large corporate clients, small and medium-sized enterprises, institutional clients, external asset managers, financial institutions and commodity traders.
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
Asia Pacific
In the Asia Pacific division, our wealth management, financing and underwriting and advisory teams work closely together to deliver integrated advisory services and solutions to our target ultra-high-net-worth, entrepreneur and corporate clients. Our Wealth Management & Connected business combines our activities in wealth management with our financing, underwriting and advisory activities. Our Markets business represents our equities and fixed income sales and trading businesses, which support our wealth management activities, but also deals extensively with a broader range of institutional clients.

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
Strategic Resolution Unit
The Strategic Resolution Unit was created to facilitate the immediate right-sizing of our business divisions from a capital perspective and included remaining portfolios from former non-strategic units plus transfers of additional exposures from the business divisions. The unit’s primary focus was on facilitating the rapid wind-down of capital usage and costs to reduce the negative impact on the Group’s performance. Repositioned as a separate division, this provided clearer accountability, governance and reporting. Beginning in 2019, the Strategic Resolution Unit has ceased to exist as a separate division of the Group.

Strategy
Credit Suisse strategy
Our strategy is to be a leading wealth manager with strong investment banking capabilities.
We believe wealth management is one of the most attractive segments in banking. Global wealth has grown significantly over the last ten years and is projected to continue to grow faster than GDP over the next several years, with both emerging markets and mature markets offering attractive growth opportunities. We seek to follow a balanced approach with our wealth management activities, aiming to capitalize on both the large pool of wealth within mature markets as well as the significant growth in wealth in Asia Pacific and other emerging markets.
In the wealth management sector, we expect that emerging markets will account for nearly 60% of the growth in global wealth in the coming years, with more than 60% of that additional wealth expected to be created in Asia Pacific. Wealth is highly concentrated in emerging markets, with wealth creation mostly tied to first and second generation entrepreneurs. We believe that positioning ourselves as the “Bank for Entrepreneurs” by leveraging our strengths in wealth management and investment banking will provide us with key competitive advantages to succeed in these markets as we provide clients with a range of services to protect and grow their wealth and offer an integrated approach across their private and corporate financial needs. We are scaling up our wealth management franchise in emerging markets by recruiting and retaining high-quality relationship managers while prudently managing our lending exposure, building on our strong investment and advisory offering and global investment banking capabilities. At the same time we are investing in our risk management and compliance functions.
Despite slower growth, mature markets are still expected to remain important and account for more than half of global wealth by 2022. We plan to capitalize on opportunities in markets such as Western Europe, with a focused approach to building scale given the highly competitive environment.
Switzerland, as our home market, provides compelling opportunities for Credit Suisse. Switzerland remains the country with the highest average wealth and highest density of affluent clients globally. Switzerland benefits from its highly developed and traditionally resilient economy, where many entrepreneurial small and medium-sized enterprises continue to drive strong export performance. We provide a full range of services to private, corporate and institutional clients with a specific focus on becoming the “Bank for Entrepreneurs” and plan to further expand our strong position with Swiss private, corporate and institutional clients as well as take advantage of opportunities arising from consolidation.
We have simplified and de-risked our Global Markets business model, reducing complexity and cost while continuing to support our core institutional client franchises and maintaining strong positions in our core franchises. We aim to further strengthen our International Trading Solutions business, our product manufacturing and distribution platform relating to our Global Markets, Swiss Universal Bank and International Wealth Management divisions. We have right-sized our operations and reduced risk in a focused way by exiting or downsizing selected businesses consistent with our return on capital objectives and lower risk profile.
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
We intend to continue with a disciplined approach to cost management across the Group, focusing on continuous productivity improvements that can release resources for growth investments while maintaining a strong operating leverage.
Completion of the three-year restructuring plan
We have successfully completed our ambitious three-year restructuring plan outlined at the Investor Day on October 21, 2015.
Delivered profitable growth
Over the last three years we have rebalanced the allocation of capital towards our high-quality and high-returning Wealth Management-related and Investment Banking & Capital Markets businesses. This has led to a significant shift in our business mix with more than two-thirds of our capital, excluding the Corporate Center and the Strategic Resolution Unit, allocated to our Wealth Management-related and Investment Banking & Capital Markets businesses. References to our Wealth Management-related businesses mean our Swiss Universal Bank division, our International Wealth Management division and our Wealth Management & Connected business within our Asia Pacific division or their combined results.
Since 2015, we have attracted CHF 100.9 billion of net new assets in Wealth Management, leading to assets under management of CHF 757.2 billion. Our balanced approach in Wealth Management has contributed to positive inflows in mature markets as well as strong inflows in emerging markets. Our focus on growing our entrepreneur and ultra-high-net-worth (UHNW) franchise has been successful with Wealth Management net new assets of CHF 34.4 billion in 2018, an increase of 90% since 2015. References to Wealth Management in connection with net new assets or assets under management measures mean the Private Clients business within Swiss Universal Bank, the Private Banking business within International Wealth Management and the Wealth Management & Connected business within Asia Pacific or their combined results.
In Investment Banking & Capital Markets, we have made notable progress in the execution of our targeted plans for investment grade corporates, non-investment grade corporates and financial sponsors and have improved share of wallet across all of these client segments since 2015.
Our strategic actions have led to strong growth in our Wealth Management-related and Investment Banking & Capital Markets businesses. We have grown our Wealth Management-related and Investment Banking & Capital Markets revenues by CHF 2.0 billion since 2015, which represents a compound annual growth rate of 5%. Our focus on delivering positive operating leverage has continuously driven returns higher in our Wealth Management-related and Investment Banking & Capital Markets businesses as we have achieved an income before taxes of CHF 4.9 billion in 2018, an increase of 159% since 2015 and adjusted income before taxes of CHF 5.2 billion in 2018, an increase of 75% since 2015.
> Refer to “Wealth Management-related businesses and Investment Banking & Capital Markets – Reconciliation of adjusted results” for further information.
Improved the resilience of our business model
A key focus of our strategy has been to make the bank more resilient in challenging market conditions while preserving our ability to benefit when markets are more favorable.
Over the last three years we have significantly lowered the breakeven point of the Group. In 2015, we announced our strategic cost transformation program with the aim of reducing our adjusted operating cost base measured at constant 2015 foreign exchange rates to below CHF 17 billion, in order to achieve net savings of more than CHF 4.2 billion. We successfully completed the program at the end of this year, achieving reported total operating expenses of CHF 17.3 billion and an adjusted operating cost base of CHF 16.5 billion.
> Refer to “Operating cost base – Reconciliation of adjusted results” for further information.
Since 2015, we have substantially lowered the risk profile of our business activities. On a Group level we have reduced average Value-at-Risk by 41% and reduced level 3 assets by 50%. In our Global Markets business we have successfully restructured our business portfolio while maintaining our core franchise strengths and reducing risk-weighted assets and leverage exposure since the third quarter of 2015.
We have significantly strengthened our capital position since the third quarter of 2015 with look-through common equity tier 1 (CET1) capital of CHF 35.9 billion and Tier 1 capital of CHF 46.1 billion as of year-end 2018. Our look-through CET1 ratio has increased from 10.2% in the third quarter of 2015 to 12.6% at year-end 2018 and our look-through Tier 1 leverage ratio has increased from 3.9% in the third quarter of 2015 to 5.2% as of year-end 2018.
In addition we have established a dedicated compliance function in 2015 and made sizeable investments to upgrade our compliance and control frameworks as well as strengthened our risk management function.
Resolved legacy issues and wound-down our Strategic Resolution Unit
Over the last three years, we have resolved major litigation issues including the US Department of Justice (DOJ) residential mortgage-backed securities (RMBS) matter.
At year-end 2018 the Strategic Resolution Unit was wound down as a separate division. We achieved the targets we set for the Strategic Resolution Unit in 2015, releasing significant capital for the Group and substantially reducing the negative impact on income before taxes. The residual portfolio remaining as of December 31, 2018 is now managed in an Asset Resolution Unit (ARU) and will be separately disclosed within the Corporate Center.

Reconciliation of adjusted results
Adjusted results referred to in this document are non-GAAP financial measures that exclude certain items included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance.
The adjusted operating cost base at constant foreign exchange rates from 2015 includes adjustments as made in all our disclosures for restructuring expenses, major litigation provisions, expenses related to business sales and a goodwill impairment taken in the fourth quarter of 2015 as well as adjustments for debit valuation adjustments (DVA) related volatility, foreign exchange impacts and for certain accounting changes which had not been in place at the launch of the cost savings program. Adjustments for certain accounting changes have been restated to reflect grossed up expenses in the Corporate Center and, starting in the first quarter of 2018, also include adjustments for changes from ASU 2014-09 “Revenue from Contracts with Customers”. Adjustments for foreign exchange apply unweighted currency exchange rates, i.e., a straight line average of monthly rates, consistently for the periods under review.
Wealth Management-related businesses and Investment Banking & Capital Markets – Reconciliation of adjusted results
	Wealth Management- related businesses				Investment Banking & Capital Markets			Total
in	2018	2017	2015		2018	2015	2018	2015
Adjusted results (CHF million)
Net revenues	13,268	12,829	11,631	[1]	2,177	1,787	15,445	13,418
Real estate gains	(23)	0	(95)		0	0	(23)	(95)
(Gains)/losses on business sales	(92)	28	(34)		0	0	(92)	(34)
Adjusted net revenues	13,153	12,857	11,502		2,177	1,787	15,330	13,289
Provision for credit losses	186	117	174		24	0	210	174
Total operating expenses	8,561	8,797	9,252	[2]	1,809	2,101	10,370	11,353
Goodwill impairment	0	0	(446)		0	(380)	0	(826)
Restructuring expenses	(243)	(150)	(79)		(84)	(22)	(327)	(101)
Major litigation provisions	(116)	(97)	(299)		(1)	0	(117)	(299)
Expenses related to business sales	(47)	0	0		0	0	(47)	0
Adjusted total operating expenses	8,155	8,550	8,428		1,724	1,699	9,879	10,127
Income/(loss) before taxes	4,521	3,915	2,205		344	(314)	4,865	1,891
Total adjustments	291	275	695		85	402	376	1,097
Adjusted income before taxes	4,812	4,190	2,900		429	88	5,241	2,988
1 Excludes net revenues of CHF 148 million for Swisscard.
2 Excludes operating expenses of CHF 123 million for Swisscard.
Operating cost base - Reconciliation of adjusted results
in	2018	2017	2016	2015
Adjusted results (CHF million)
Total operating expenses	17,303	18,897	22,337	25,895
Goodwill impairment	0	0	0	(3,797)
Restructuring expenses	(626)	(455)	(540)	(355)
Major litigation provisions	(244)	(493)	(2,707)	(820)
Expenses related to business sales	(51)	(8)	0	0
Debit valuation adjustments (DVA)	46	(83)	0	0
Certain accounting changes	(228)	(234)	(70)	(58)
Operating cost base before foreign exchange adjustment	16,200	17,624	19,020	20,865
Foreign exchange adjustment [1]	334	326	291	310
Adjusted operating cost base	16,534	17,950	19,311	21,175
1 Calculated at constant 2015 foreign exchange rates.

Financial goals
At the Investor Day on December 12, 2018, we communicated our return on tangible equity (RoTE) targets for the Group. We confirmed our RoTE target of 10 – 11% for 2019 and 11 – 12% for 2020 and announced a target of above 12% beyond 2020.
For 2019 and 2020, we plan to distribute at least 50% of net income to shareholders, primarily through share buybacks and the distribution of a sustainable ordinary dividend, which dividend amount we expect to increase by at least 5% per annum. For 2019, the Board of Directors of the Group approved a share buyback program of Group ordinary shares of up to CHF 1.5 billion. We expect to buy back at least CHF 1.0 billion in 2019, subject to market and economic conditions. For 2020, we expect a similar share buyback program as in 2019, subject to approval by the Board of Directors. The level of the share buyback for 2020 will be set in light of our capital plans and will be subject to prevailing market conditions, but is expected to be in line with our intention to distribute at least 50% of net income. We commenced the share buyback program on January 14, 2019.
Our estimates and targets often include metrics that are non-GAAP financial measures and are unaudited. A reconciliation of these estimates and targets to the nearest GAAP measures is unavailable without unreasonable efforts. Adjusted results exclude goodwill impairment, major litigation charges, real estate gains and other revenue and expense items included in our reported results, which are unavailable on a prospective basis. RoTE is based on tangible shareholders’ equity, a non-GAAP financial measure, which is calculated by deducting goodwill and other intangible assets from total shareholders’ equity as presented in our balance sheet, both of which are unavailable on a prospective basis. Such estimates and targets are calculated in a manner that is consistent with the accounting policies applied by us in preparing our financial statements.
Organizational structure
Our organizational structure consists of three regionally focused divisions: Swiss Universal Bank, International Wealth Management and Asia Pacific. These regional businesses are supported by two other divisions specialized in investment banking capabilities: Global Markets and Investment Banking & Capital Markets. Our organization is designed to drive stronger client focus and provide better alignment with regulatory requirements, with decentralization increasing the speed of decision-making, accountability and cost competiveness across the Group.
Our operating businesses are supported by focused corporate functions at the Group Executive Board level, consisting of: Chief Financial Officer, Chief Operating Officer, Chief Risk Officer, Chief Compliance Officer, General Counsel and Global Head of Human Resources.
Evolution of legal entity structure
The execution of the program evolving the Group’s legal entity structure to support the realization of our strategic objectives, increase the resilience of the Group and meet developing and future regulatory requirements has substantially concluded. The legal entity program was prepared in discussion with the Swiss Financial Market Supervisory Authority FINMA (FINMA), our primary regulator, and other regulators and addressed regulations in Switzerland, the US and the UK with respect to requirements for global recovery and resolution planning by systemically relevant banks, such as Credit Suisse, that will facilitate resolution of an institution in the event of a failure. The program was approved by the Board of Directors of the Group and certain elements required final approval by FINMA and other global regulators.
Products and services
Private banking offerings and wealth management solutions
We offer a wide range of private banking and wealth management solutions tailored for our clients in our Swiss Universal Bank, International Wealth Management and Asia Pacific divisions.
Client segment specific value propositions
Our wide range of wealth management solutions is tailored to specific client segments. Close collaboration with our investment banking businesses enables us to offer customized and innovative solutions to our clients, especially in the ultra-high-net-worth individuals (UHNWI) segment, and we have specialized teams offering bespoke and complex solutions predominantly for our sophisticated clients. This distinct value proposition of our integrated bank remains a key strength in our client offerings.
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
Multi-shore platform
With global operations comprising 13 international booking centers in addition to our operations in Switzerland, we are able to offer our clients booking capabilities locally as well as through our international hubs. Our multi-shore offering is designed to serve clients who are focused on geographical risk diversification, have multiple domiciles, seek access to global execution services or are interested in a wider range of products than is available to them locally.
Corporate client and institutional client offerings
In accordance with our ambition to position ourselves as the “Bank for Entrepreneurs”, we provide corporate and institutional clients, predominantly in Switzerland, with a broad range of financial solutions. To meet our clients’ evolving needs, we deliver our offering through an integrated franchise and international presence. Based on this model, we are able to assist our clients in virtually every stage of their business life cycle to cover their banking needs. For corporate clients, we provide a wide spectrum of banking products such as traditional and structured lending, payment services, foreign exchange, capital goods leasing and investment solutions. In addition, we apply our investment banking capabilities to supply customized services in the areas of M&A, syndications and structured finance. For corporations with specific needs for global finance and transaction banking, we provide services in commodity trade finance, trade finance, structured trade finance, export finance and factoring. For our Swiss institutional clients, including pension funds, insurance companies, public sector and UHNWI clients, we offer a wide range of fund solutions and fund-linked services, including fund management and administration, fund design and comprehensive global custody solutions. Our offering also includes ship and aviation finance and a competitive range of services and products for financial institutions such as securities, cash and treasury services.
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
Investment banking financial solutions
Equity underwriting
Equity capital markets originates, syndicates and underwrites equity in initial public offerings (IPOs), common and convertible stock issues, acquisition financing and other equity issues.
Debt underwriting
Debt capital markets originates, syndicates and underwrites corporate and sovereign debt.
Advisory services
Advisory services advises clients on all aspects of M&A, corporate sales, restructurings, divestitures, spin-offs and takeover defense strategies.
Equities
Cash equities provides a comprehensive suite of offerings, including: (i) research, analytics and other content-driven products and services (ii) sales trading, responsible for managing the order flow between our clients and the marketplace and providing clients with trading ideas and capital commitments, identifying trends and delivering the most effective trade execution; (iii) high touch and program trading, exchange-traded funds (ETFs) and advanced execution services (AES) platform under our global execution services group, which executes client orders and makes markets in listed and over-the-counter (OTC) cash securities, ETFs and programs, providing liquidity to the market through both capital commitments and risk management. AES is a sophisticated suite of algorithmic trading strategies, tools and analytics that facilitates global trading across equities, options, futures and foreign exchange. By employing algorithms to execute client orders and limit volatility, AES helps institutions and hedge funds reduce market impact. AES is a recognized leader in its field and provides access to over 100 trading destinations in over 40 countries and six continents.
Prime services offers hedge funds and institutional clients execution, financing, custody, clearing and risk advisory services across various asset classes through prime brokerage, synthetic financing and listed and OTC derivatives. In addition, we partner with the most established fund managers, fast-growing funds and select startups, blending traditional prime brokerage services with innovative financing solutions and comprehensive capital and consulting advisory services, to help funds build durable organizations across their lifecycle.
Equity derivatives provides a full range of equity-related and cross-asset products, including investment options, systematic strategies and financing solutions, as well as sophisticated hedging and risk management expertise and comprehensive execution capabilities to private banking clients, financial institutions, hedge funds, asset managers and corporations.
Convertibles: The convertibles team provides secondary trading and market making of convertible bonds as well as pricing and distribution of Credit Suisse-originated convertible issuances.
Fixed income
Global credit products is a leading, client-focused and accomplished credit franchise, providing expert coverage in credit trading, sales, financing and capital markets. Our strong history of credentials and long-standing record in leveraged finance reflect our unique ability to provide value-added products and solutions to both issuer and investor clients. Our capital markets businesses are responsible for structuring, underwriting and syndicating a full range of products for our issuer clients, including investment grade and leveraged loans, investment grade and high yield bonds and unit transactions. We are also a leading provider of committed acquisition financing, including leveraged loan, bridge finance and mezzanine finance and collateralized loan obligation formation. In sales and trading, we are a leading market maker in private and public debt across the credit spectrum, including leveraged loans as well as high yield and investment grade cash. We are also a market maker in the credit derivatives market, including the credit default swap index (CDX) suite, liquid single-name credit default swaps (CDS), sovereign CDS, credit default swaptions and iBoxx total return swaps. We offer clients a comprehensive range of financing options for credit products including, but not limited to, repurchase agreements, short covering, total return swaps and portfolio lending.
Securitized products is a market leading franchise providing asset based liquidity and financing solutions and products to institutional and wealth management clients. We have experience in a broad range of asset categories including consumer, commercial, residential, commercial real estate, transportation and alternatives. Our finance business focuses on providing asset and portfolio advisory services and financing solutions (warehouse, bridge and acquisition) and originates, structures and executes capital markets transactions for our clients. Our trading platform provides market liquidity across a broad range of loans and securities, including residential mortgage-backed securities (RMBS), asset-backed securities (ABS) and commercial mortgage-backed securities (CMBS). CMBS and RMBS include government- and agency-backed as well as private-label loans. We have a seasoned and dedicated securitized product sales force that distributes our primary and secondary product offerings to our client base. We also offer residential mortgage servicing capabilities through our mortgage servicer Select Portfolio Services.
Macro products includes our global foreign exchange and rates businesses and investment grade capital markets team in Switzerland. Our rates business offers market-making capabilities in US cash and derivatives, European cleared swaps and select bilateral and structured solutions. Our investor products business manufactures credit rates, foreign exchange and commodity based structured products for institutional and private banking clients. In addition, our investor products business includes our benchmark and proprietary commodity index business.
Emerging markets, financing and structured credit includes a range of financing products including cash flow lending, share-backed lending and secured financing transactions and onshore trading in Brazil, Mexico and Russia. In addition, we offer financing solutions and tailored investment products for Latin American, Central and Eastern European, Middle Eastern and African financial institutions and corporate and sovereign clients.
Other
Other products and activities include lending and certain real estate investments. Lending includes senior bank debt in the form of syndicated loans and commitments to extend credit to investment grade and non-investment grade borrowers.
Research and HOLT
Our equity and fixed income businesses are enhanced by the research and HOLT functions. HOLT offers a framework for objectively assessing the performance of over 20,000 companies worldwide, with interactive tools and consulting services that clients use to make informed investment decisions.
Equity and fixed income research uses in-depth analytical frameworks, proprietary methodologies and data sources to analyze approximately 3,000 companies worldwide and provide macroeconomic insights into this constantly changing environment.

Divisions
Swiss Universal Bank
Business profile
Within Swiss Universal Bank, we offer comprehensive advice and a broad range of financial solutions to private, corporate and institutional clients primarily domiciled in Switzerland. We serve our clients through the following four dedicated business areas in order to cater to our Swiss client base: Private & Wealth Management Clients and Premium Clients within the Private Clients business, and Corporate & Investment Banking as well as Institutional Clients within the Corporate & Institutional Clients business.
Our Private Clients business has a leading client franchise in Switzerland, serving approximately 1.5 million clients, including UHNWI, high-net-worth individual (HNWI), affluent and retail clients. Our service offering is based on our structured advisory process, distinct client-segment-specific value propositions and coverage models as well as the access to a broad range of comprehensive products and services. Our network includes 1,260 relationship managers in 148 branches, including 26 branches of the Bank’s affiliate, Neue Aargauer Bank. Additionally, our consumer finance business BANK-now has 20 branches. Also, we offer our clients the world’s leading credit card brands through Swisscard AECS GmbH, an equity method investment jointly owned with American Express.
Our Corporate & Institutional Clients business offers expert advice and high-quality services to a wide range of clients, serving the needs of over 100,000 corporations and institutions, including large corporate clients, small and medium-size enterprises, institutional clients, external asset managers, financial institutions and commodity traders. This business also includes our Swiss investment banking business, serving corporate clients and financial institutions in connection with financing transactions in debt and equity capital markets and advising on M&A transactions. Our business includes 520 relationship managers who serve our clients out of 42 locations.
Key data – Swiss Universal Bank
	in / end of
	2018	2017	2016
Key data
Net revenues (CHF million)	5,564	5,396	5,759
Income before taxes (CHF million)	2,125	1,765	2,025
Assets under management (CHF billion)
– Private Clients	198.0	208.3	192.2
– Corporate & Institutional Clients	348.7	354.7	339.3
Number of employees	11,950	12,600	13,140
Business environment
The Swiss private banking and wealth management industry remains very attractive and continues to have positive growth prospects. Switzerland has one of the highest millionaire densities worldwide and is expected to continue to have one of the highest average levels of wealth per adult. We remain well-positioned in the Swiss market with strong market shares across our client segments.
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
In order to further cement our standing as a leading Swiss bank, we continue to focus on the following four key priorities:
Bank for Switzerland
We are committed to our Swiss home market and to all our clients in Switzerland – we are a universal bank that serves private, corporate and institutional client segments. We intend to expand our market share and continue to be a responsible partner in Swiss society.

The reduction of management hierarchies and increased scope of control at local market levels, introduced in 2017, were fully realized in 2018. Those measures resulted in more efficient priority-setting and faster decision-making in those markets leading to increased client satisfaction. As a consequence of changing client needs, we opened our first digital advisory branch in Switzerland. Our digital advisory branch format is designed to work without the classic teller function, but with innovative elements such as a digital bar and a lounge area. We continue to see potential in developing the HNWI and the UHNWI business, which are both wealth market segments that are growing significantly and remain highly attractive. Our holistic offering and the collaboration across the division and across the bank are the bases for our efforts to capture further growth in both market segments. Our efforts and commitment to Switzerland have been recognized by Euromoney (Best Bank in Switzerland 2018) and The Banker (Bank of the Year 2018 Switzerland).
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
We strengthened our focus on being recognized as the “Bank for Entrepreneurs” by launching joint client coverage for private and corporate clients in 2015. In this context, we increased the number of Entrepreneurs & Executives relationship managers and now cover the Swiss market with 15 locations. Our broad range of expertise and capabilities enabled us to execute a large number of investment banking transactions in 2018 and we were again recognized as the number one investment bank in Switzerland.
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
During 2018, various digital solutions for private, corporate and institutional clients as well as relationship managers were launched. We enhanced our self-service capabilities including through the introduction of digital client onboarding for corporate clients, which allows those clients to identify themselves and open an account through a computer or mobile device. This offering complements the similar online opening capabilities we launched for private clients in 2017. In 2018 we managed to further improve the productivity of client-facing employees and completed our front-to-back digitalization program, which digitalized approximately 200 processes. The whole program helped us increase our efficiency by reducing manual processes and physical paper forms. Furthermore, we have improved client satisfaction through a significant reduction of transaction processing times.
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
We successfully launched Viva Kids in 2017, a new offering dedicated to our youngest clients. With over 25,000 clients enrolled since its inception, we have exceeded our ambitious expectations. Viva Kids is designed to help parents in the financial education of their children and we believe it will be an important contributor for our future client base.
Awards and market share momentum
Credit Suisse was highly placed in a number of key industry awards in 2018, including:
■ Best Bank in Switzerland – Euromoney Awards for Excellence 2018
■ Best Bank for Wealth Management in Western Europe – Euromoney Awards for Excellence 2018
■ Best Investment Bank in Switzerland – Euromoney Awards for Excellence 2018
■ Bank of the Year in Switzerland – The Banker
■ Best Trade Finance Bank in Switzerland – Global Finance

International Wealth Management
Business profile
In International Wealth Management, we cater to the needs of our private, corporate and institutional clients by offering expert advice and a broad range of financial solutions.
Our Private Banking business provides comprehensive advisory services and tailored investment and financing solutions to wealthy private clients and external asset managers in Europe, the Middle East, Africa and Latin America. We serve our clients through 1,110 relationship managers in 43 cities in 25 countries, utilizing comprehensive access to the broad spectrum of Credit Suisse’s global resources and capabilities as well as a wide range of proprietary and third-party products and services.
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
Key data – International Wealth Management
	in / end of
	2018	2017	2016
Key data
Net revenues (CHF million)	5,414	5,111	4,698
Income before taxes (CHF million)	1,705	1,351	1,121
Assets under management (CHF billion)
– Private Banking	357.5	366.9	323.2
– Asset Management	388.7	385.6	321.6
Number of employees	10,210	10,250	10,300
Business environment
The private banking industry continues to benefit from attractive growth prospects in the European and emerging markets covered by International Wealth Management, where private banking assets are expected to grow by approximately 5% annually through 2022. Regionally, private banking assets are expected to grow by approximately 7% in Russia and Central & Eastern Europe, by approximately 8% in the Middle East & Africa and by approximately 6% in Latin America. This growth is expected to be fueled by an increase in population, entrepreneurial wealth creation and technological advancements. Although wealth is expected to grow at a slower pace in Europe (by approximately 3% annually), this region continues to be of crucial importance, holding around 20% of the world’s wealth. In addition, it is expected that demographic developments relating to an aging population, such as funding pressure in the public pension systems and a transfer of wealth to the next generation, will present important opportunities in the European private banking markets.
The asset management industry continues to evolve and grow with positive support from increasing global wealth. At the same time, managers face a number of challenges, including regulatory complexities and revenue and margin compression. The continued rise of passive and low-fee products reflects ongoing fee sensitivity from investors and although fees for alternative strategies have been more resilient, market pressure has led to a need for more innovative products. In this environment, managers must demonstrate differentiating capabilities including not only strong investment performance, but also other value-add capabilities such as risk management and controls, compliance, client reporting, and data security.
For most of 2018 the wealth and asset management industry faced continued uncertainties, in particular in relation to monetary policy tightening and political uncertainties around the anticipated withdrawal of the UK from the European Union. In addition, investors were confronted with a number of unexpected challenges as the US took a more conservative stance on trade relationships and the market generally experienced high volatility as well as increasingly challenging conditions towards the end of the year. While facing structural pressure from industry-specific regulatory changes, the sector saw the continued pursuit of new opportunities and efficiencies arising from digital technology advancements and front-to-back process improvements.
Business strategy
Our private banking and asset management businesses are among the industry’s leaders by size and reputation in our target markets and regions. International Wealth Management continues to contribute significantly to Credit Suisse’s strategic and financial ambitions. The following three strategic priorities guide our decisions:
Deliver client value
We focus on deploying solutions and products that are tailored to our clients’ needs, holistically advising them on their assets and liabilities. We are leveraging our investment strategy and research capabilities, including the Credit Suisse House View, as part of our approach to further optimize the risk/return profiles of our clients’ investment portfolios. Our Asset Management business continues to strengthen its partnership with our wealth management businesses to provide customized products and solutions to our clients. We are addressing our clients’ sophisticated financing needs by broadening our lending services and leveraging additional resources.

Enhance client proximity
Our focus on enhancing client proximity is intended to capture market share, which we are facilitating by hiring predominantly experienced relationship managers. In addition, we are strengthening and adapting our footprint with technology investments in our key hubs, while selectively investing in onshore locations in markets with attractive growth prospects. To facilitate collaboration and improve the breadth and depth of solutions offered to our targeted strategic UHNWI and entrepreneur clients, we operate a strategic clients business, consisting of senior coverage officers, who are fully embedded in our client coverage organization and highly connected across the Group. Our efforts to enhance client proximity are supported by a regionally empowered business model that aids the acceleration of decision-making and empowers local market management to steer their respective businesses.
Increase client time
We are capturing growth in the lower wealth band client segment by developing a digitally-enabled service model and providing focused coverage and a targeted offering on a multi-channel service platform. We are making additional organizational changes aimed at simplifying structures and are making important investments in the redesign of certain processes, technology and automation efforts aimed at shortening the time-to-market of products and solutions and reducing our relationship managers’ administrative tasks, so that they can spend more time with our clients. Finally, we continue to actively manage risk and focus on ensuring compliant business conduct.
Awards and market share momentum
Credit Suisse received a number of key industry awards in 2018, including:
■ Best Bank for Wealth Management in Western Europe – Euromoney Awards for Excellence 2018
■ Best Bank for Wealth Management in Central & Eastern Europe – Euromoney Awards for Excellence 2018
■ Best Bank for Wealth Management in the Middle East – Euromoney Awards for Excellence 2018
■ Best Bank for Wealth Management in Latin America – Euromoney Awards for Excellence 2018
■ Best Private Bank in Russia (sixth consecutive year) and Best Private Bank in the Middle East –  Global Private Banking Awards 2018 – PWM / The Banker
■ Outstanding Private Bank in Eastern Europe and in Western Europe – Private Banker International Europe 2018
■ Best Private Bank in the Middle East and Best Private Bank Globally for Family Office Services – Euromoney Private Banking Survey 2019
■ Collateralized Loan Obligation (CLO) Manager of the Year – Creditflux Manager Awards
■ Best Asset Management Services in Latin America – Euromoney
Asia Pacific
Business profile
In the Asia Pacific division, we manage an integrated business to deliver a broad range of advisory services and solutions that meet the private wealth and business needs of our clients. We report our financial performance along two businesses: Wealth Management & Connected, which reflects our activities in private banking, underwriting and advisory and financing; and Markets, which represents our equities and fixed income sales and trading businesses as well as activities that support our wealth management strategy.
Within Wealth Management & Connected, we focus on an advisory-led model to deliver holistic solutions to our clients, which primarily include UHNWI, entrepreneurs and corporate clients. Our Private Banking business offers a comprehensive suite of wealth management financial products and solutions. Our underwriting and advisory business provides advisory services related to debt and equity underwriting of public offerings and private placements as well as mergers and acquisitions. Our financing business provides tailored lending solutions. We collaborate closely with our Markets business and with the Group’s other businesses to deliver the full breadth of Credit Suisse capabilities to our clients.
Within Markets, our equities and fixed income franchises provide a broad range of services, including sales and trading, prime brokerage and investment research to our clients, which include entrepreneurs, corporations, institutional investors, financial institutions and sovereigns. The business collaborates closely with Global Markets to meet the needs of global institutional clients and with the Group’s wealth management businesses.
Key data – Asia Pacific
	in / end of
	2018	2017	2016
Key data
Net revenues (CHF million)	3,393	3,504	3,597
Income before taxes (CHF million)	664	729	725
Assets under management (CHF billion)
– Private Banking	201.7	196.8	166.9
Number of employees	7,440	7,230	6,980
Business environment
The fundamentals underpinning long-term, entrepreneur-led wealth creation and growth in business activities for the Asia Pacific region continue to remain positive. According to Credit Suisse Research Institute’s Global Wealth Report 2018, in the 12 months to mid-2018, Asia Pacific represented the largest wealth region, with China having the second largest household wealth behind the US. An increase in wealth held by UHNWIs and HNWIs is expected to result in larger capital pools for investment and enhanced opportunities for entrepreneur-led activity, notwithstanding short-term market cyclicality and pressures.

Despite positive long term dynamics, the banking environment in Asia Pacific grew increasingly challenging during the course of 2018 as trade tensions and geopolitical developments led to higher market volatility, generally cautious investor sentiment and lower risk appetite. As a result, asset prices and client transaction activities contracted, particularly in the second half of the year.
Business strategy
Our business strategy remains steadfast despite short term market cyclicality and pressures and is centered on the growth of wealth and financial markets in Asia, as well as on our ambition to be “The Bank for Entrepreneurs in Asia Pacific”. Our divisional model and integrated delivery are key differentiators that support our client-centric strategy. Our consistent focus on maintaining a diversified footprint and leading market positions has been critical to meet our clients’ needs, attract strong talent and foster a partnership culture that can deliver attractive returns and growth with disciplined risk management.
Despite challenging market conditions during 2018, our business demonstrated resilient performance, supported by strong net new asset generation, higher recurring revenues and a culture of collaboration. Our diversified platform across a mix of clients, countries and products is essential to effectively and sustainably compete in a region as dynamic as Asia Pacific, with its variety of economic, business and client characteristics.
Looking ahead, our strategic focus continues to be on deepening key client relationships, further growing our recurring revenues, maintaining our market leading franchises across Asia Pacific and continuing to enhance our productivity and risk controls.
Significant transactions
We executed a number of significant transactions in 2018, reflecting the diversity and strength of our franchise. Noteworthy transactions include:
■ In Greater China, we advised CVC Capital Partners on the sale of Linxens to Tsinghua Unigroup Ltd. (financial services) and advised Tsinghua Unigroup Ltd. on bridge financing for its acquisition of Linxens (technology). We also advised on the US IPO of iQiyi, Inc. (online entertainment), a senior unsecured bond offering for S.F. Holding Co., Ltd. (logistics) and convertible bond offerings for China Conch Venture Holdings Limited (energy) and China Evergrande Group (real estate).
■ In South East Asia, we advised Equis Pte. Ltd. on its sale to Global Infrastructure Partners (energy), Sasseur REIT on its Singapore IPO (real estate), Temasek Holdings Private, Ltd. on a block placement of Celltrion Inc shares (biopharmaceuticals), Digital Telecommunications Infrastructure Fund on a rights offering and primary placement (telecommunications), and United Overseas Bank Limited and Oversea-Chinese Banking Corporation Limited on their respective notes offerings (financial services). We also advised Vinhomes Joint Stock Company on its equity raise, initial equity offering and strategic investment by GIC Private Limited (real estate), Vinfast Trading and Production LLC on a syndicated term loan as well as Export Credit Agency-backed financing (automotive) and Vingroup JSC on a private placement of convertible dividend preference shares to Korea’s Hanwha Group (conglomerate).
■ Elsewhere, in Korea, we advised a consortium including SK hynix Inc. on the acquisition of Toshiba Corporation’s memory business (technology) and LG Chem, Ltd. on its dual currency convertible bond offering (chemicals); in Japan, we advised a consortium controlled by The Baupost Group LLC. on its acquisition of shares in Westinghouse Electric Company LLC from Toshiba Corporation (financial services); in India, we advised HDFC Bank Limited on a domestic and US equity offering (financial services) as well as Volcan Investments Limited on a cash offer for Vedanta Resources Plc and associated financing (metals and mining); in Australia, we advised on the sale of Rio Tinto’s Australian coal business (mining) and on Beach Energy Limited’s acquisition of Lattice Energy Limited (energy).
Awards and market share momentum
We were highly placed in a number of key industry awards in 2018, including:
■ Best Private Banking Services Overall Asia – Euromoney Private Banking and Wealth Management Survey 2019
■ Best Investment Bank, Asia – Euromoney
■ Derivatives House of the Year, Asia, ex-Japan – AsiaRisk
■ High-Yield Bond House of the Year, Asia Pacific – IFR Asia
■ Structured Equity House of the Year, Asia Pacific – IFR Asia, IFR Global
■ Best Private Bank, UHNW– Asian Private Banker
■ Best Private Bank, Digital Innovation – Asian Private Banker
■ Top three Private Banks by Assets under Management in Asia, ex-China Onshore – Asian Private Banker
■ Top three in Investment Banking Revenues and Share of Wallet in Asia Pacific, ex-Japan and ex-China Onshore – Dealogic

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
Key data – Global Markets
	in / end of
	2018	2017	2016
Key data
Net revenues (CHF million)	4,980	5,551	5,497
Income before taxes (CHF million)	154	450	48
Number of employees	11,350	11,740	11,530
Business environment
In 2018, operating conditions were mixed across our businesses. During the year, we experienced higher volatility compared to low levels in 2017, driven by macroeconomic and geopolitical uncertainties. Market conditions were more favorable in 2018 for equity trading, particularly in equity derivatives, as a return of volatility and higher volumes resulted in increased client activity. Credit market conditions were challenging compared to the prior year, characterized by rising interest rates, significant widening of credit spreads and higher volatility, which led to lower client activity, particularly in our securitized products and credit trading and underwriting businesses. In addition, our leveraged finance and investment grade underwriting businesses declined in 2018, reflecting lower issuance activity.
Business strategy
In 2018, we successfully completed our three-year Credit Suisse Group restructuring, creating a more cost efficient and capital light business with a reduced risk profile. We made consistent progress towards our goals of reducing earnings volatility and providing a differentiated platform to our wealth management and institutional clients. While the revenue environment was challenging during the year, we reduced operating expenses significantly compared to 2017 as a result of our continued cost discipline by eliminating duplication across functions and optimizing our New York and London footprint. As a result, we achieved our end-2018 ambition of less than USD 4.8 billion in operating expenses, on an adjusted basis. As of the end of 2018, we also operated under our thresholds of USD 60 billion in risk-weighted assets and USD 290 billion in leverage exposure.
During the year we rationalized part of our macro and emerging markets businesses, which allowed us to continue to invest in our International Trading Solutions (ITS) and equities platforms, as we pivot towards supporting our wealth management clients. In ITS, we began to see the benefits from our investments in the platform as evidenced by an increase in ITS revenues compared to 2017, reflecting improved collaboration. In addition, we maintained strong positions in our credit businesses, which generate high returns and drive profits for the Global Markets division.
Looking ahead, the division continues to focus on further increasing cross-divisional collaboration to drive revenue growth with our core institutional, corporate and wealth management clients, increasing operating leverage with ongoing cost controls and attracting top talent. In addition, we are investing in key talent across the franchise and will remain focused on defending our leading market positions across equities and fixed income products. With regard to costs, we will continue to focus on productivity cost savings, including increasing efficiencies from consolidating redundant platforms and eliminating duplication across functions. We believe that the combination of increased revenues and greater cost controls have the potential to help us support the overall Group return on tangible equity attributable to shareholders target of 10%-11% by year-end 2019.

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
Key data – Investment Banking & Capital Markets
	in / end of
	2018	2017	2016
Key data
Net revenues (CHF million)	2,177	2,139	1,972
Income before taxes (CHF million)	344	369	261
Number of employees	3,100	3,190	3,090
Business environment
Operating conditions in 2018 were challenging compared to 2017, characterized by geopolitical and macro-economic uncertainties. Persistent geopolitical tensions surrounding global trade and negotiations related to the withdrawal of the UK from the EU had a considerable impact on financial markets. Capital markets slowed down with volatility fueled by an equity markets correction. The underwriting activity across both equity and debt products declined with the industry-wide fee pool down 11% compared to 2017. In contrast, global M&A activity was strong in 2018 with announced volumes up 19% compared to 2017, driven by mega deals across many sectors.
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
Significant transactions
We executed a number of noteworthy transactions in 2018, reflecting the diversity of our franchise.
■ In M&A, we advised on a number of transformational transactions announced throughout the year, including Dr Pepper Snapple Group’s sale to Keurig Green Mountain, Inc. (consumer), BMC Software, Inc.’s sale to KKR & Co. Inc. (technology software), Dominion Energy, Inc.’s acquisition of SCANA Corporation (power), Pinnacle Foods Inc.’s sale to Conagra Brands, Inc. (consumer), Praxair, Inc.’s divestiture of its European assets to Taiyo Nippon Sanso Corporation (chemicals), UBM plc’s sale to Informa PLC (media), SS&C Technologies, Inc.’s acquisition of DST Systems, Inc. (technology services), Meridian Health Plan, Inc.’s sale to WellCare Health Plans, Inc. (healthcare services), Brookfield Business Partners L.P.’s acquisition of Johnson Controls International Plc’s power solutions business (industrials) and Encana Corporation’s acquisition of Newfield Exploration Company (oil & gas).
■ In equity capital markets, we executed rights offerings for Bayer AG (life sciences), Banca Piccolo Credito Valtellinese SpA (banks), ARYZTA AG (food & beverage), IPOs for GrafTech International Ltd. (metals/mining), Silver Run Acquisition Corporation II (exploration & production), Grupo Aeroportuario de la Ciudad de México S.A. de C.V. (transportation & logistics), Vista Oil & Gas S.A.B de C.V. (exploration & production), Cactus, Inc. (field equipment & services), Falcon Minerals Corporation (exploration & production), Dufry AG (retail), and follow-ons for SS&C Technologies Holdings, Inc. (technology), International Game Technology (media) and Advance Publications, Inc. (media).
■ In debt capital markets, we arranged key financings for a diverse set of clients including Bayer AG (life sciences), Campbell Soup Company (food & beverage), DowDuPont Inc. (chemicals), Comcast Corporation (media), Union Pacific Corporation (transportation & logistics), NXP Semiconductors N.V. (semiconductors), AT&T Inc. (telecom), Rabobank Nederland (banks), Atlantia SpA (transportation & logistics), Société Générale Group (banks) and Progressive Corporation (insurance).

Strategic Resolution Unit
Business profile
Beginning in 2019, the Strategic Resolution Unit has ceased to exist as a separate division of the Group. For further information, refer to the Development of the Strategic Resolution Unit section below.
The Strategic Resolution Unit was established to facilitate the effective and rapid wind-down of capital usage and reduce the drag on the Group pre-tax income results through the reduction of costs. The Strategic Resolution Unit included remaining portfolios from former non-strategic units and transfers of additional exposures from the business divisions.
Key data – Strategic Resolution Unit
	in / end of
	2018	2017	2016
Key data
Net revenues (CHF million)	(708)	(886)	(1,271)
Income/(loss) before taxes (CHF million)	(1,381)	(2,135)	(5,759)
Number of employees	1,320	1,530	1,830
Composition
Our Strategic Resolution Unit contained specific wind-down activities and positions. For reporting purposes, the Strategic Resolution Unit was split into the following categories: restructuring of select onshore businesses which contained the onshore repositioning in select Western European countries and the US; legacy cross-border and small markets businesses which included the repositioning of cross-border businesses; legacy asset management positions which included portfolio divestitures and discontinued operations; legacy investment banking portfolios; and legacy funding costs relating to non-Basel III compliant debt instruments.
Non-controlling interests without significant economic interest were reflected in the Strategic Resolution Unit and included revenues and expenses from the consolidation of certain private equity funds and other entities in which we had non-controlling interests without significant economic interest.
Development of the Strategic Resolution Unit
As part of the Group’s strategy announced in the fourth quarter of 2015, we formed the Strategic Resolution Unit to oversee the effective wind-down of businesses and positions that did not fit our strategic direction in the most efficient manner possible. At that time the Strategic Resolution Unit was created to facilitate the immediate right-sizing of our business divisions from a capital perspective and included remaining portfolios from our former non-strategic units plus additional transfers from the business divisions. The expectation at that time was that the Strategic Resolution Unit’s risk-weighted assets and leverage exposure would be reduced by approximately 80% by 2020, excluding operational risk. In March 2016 we updated our expectation of the timing of the 80% reduction of the division’s risk-weighted assets and leverage exposure to year-end 2019, excluding operational risk. In the first quarter of 2017, we announced an acceleration of the release of capital from the Strategic Resolution Unit and a plan to complete the wind-down of the division by the end of 2018.
At our Investor Day in 2017 we announced that we estimated adjusted operating expenses in the Strategic Resolution Unit would amount to approximately USD 500 million and USD 250 million in 2018 and 2019, respectively. We further announced our adjusted pre-tax loss targets of approximately USD 1,400 million and USD 500 million in 2018 and 2019, respectively. The allocation of costs to the Strategic Resolution Unit was conducted pursuant to a Group-wide allocation methodology, i.e., the Strategic Resolution Unit was subject to the same cost allocation methodology as the strategic divisions; however reductions in service usage during the course of the wind-down of the division reduced allocated costs. We targeted a reduction of the Strategic Resolution Unit’s risk-weighted assets (excluding operational risk) to USD 11 billion and leverage exposure to USD 40 billion by year-end 2018.
As of the end of 2018, risk-weighted assets (excluding operational risk) in the Strategic Resolution Unit had been reduced to USD 7 billion and leverage exposure had been reduced to USD 30 billion. Reported pre-tax loss had been reduced to CHF 1,381 million and adjusted pre-tax loss had been reduced to CHF 1,240 million as of the end of 2018.
> Adjusted results are non-GAAP financial measures. Refer to “Reconciliation of adjusted results” in II – Operating and financial review – Credit Suisse for further information.
Beginning in 2019, the Strategic Resolution Unit has ceased to exist as a separate division of the Group. The residual portfolio remaining as of December 31, 2018 is now managed in an Asset Resolution Unit and will be separately disclosed within the Corporate Center. Certain activities such as legacy funding costs and noncontrolling interests without significant economic interest, which were previously part of the Strategic Resolution Unit, have been moved into the Corporate Center and will not be reflected in the Asset Resolution Unit. At our Investor Day in 2018 we confirmed our estimate that the Asset Resolution Unit would have an adjusted pre-tax loss of approximately USD 500 million in 2019.
> Refer to “Financial goals” in Strategy – Credit Suisse strategy for further information on the reconciliation of our estimates and targets to the nearest GAAP measures.
On occasion, the reduction of exposures in the Strategic Resolution Unit involved the maturation of lending facilities or other transactions that wholly or partially may have been renewed or extended by our strategic business divisions, such as Global Markets or International Wealth Management. Similarly, there may have been occasions where strategic business divisions would enter into new transactions with counterparties resulting in exposures that may have had similar characteristics to those recorded in the Strategic Resolution Unit. This was aligned with the Group’s risk appetite and that of the relevant strategic divisions.

In 2017, we amended and enhanced our risk appetite framework in an effort to provide additional governance and controls to ensure all new business activities are scrutinized to distinguish between those types of business exposures held in the Strategic Resolution Unit that will be allowed for execution in our strategic divisions and those that will be prohibited or for which we have limited risk appetite.
In the first quarter of 2018, after a business reassessment, the Executive Board and the Audit Committee approved the transfer of twelve counterparty relationships and associated financing transactions from the Strategic Resolution Unit to the Global Markets and Investment Banking & Capital Markets divisions. The execution of these transfers occurred in the first quarter of 2018. The impact of these transfers on risk-weighted assets and leverage exposure for the Strategic Resolution Unit was a decline of approximately USD 0.8 billion and USD 1.3 billion, respectively. Risk-weighted assets of USD 0.7 billion and leverage exposure of USD 1.2 billion were transferred to Global Markets and risk-weighted assets of USD 0.1 billion and leverage exposure of USD 0.1 billion were transferred to Investment Banking & Capital Markets.
A reassessment in the first quarter of 2018 of certain assets under management and assets under custody recorded in the Strategic Resolution Unit resulted in a change in the estimate of the expected outflows in connection with the tax regularization of client assets. The estimate of the expected outflows declined by approximately CHF 1.9 billion for assets under management, and CHF 1.1 billion, CHF 0.6 billion and CHF 0.2 billion of such assets under management were transferred to Asia Pacific, International Wealth Management and Swiss Universal Bank, respectively. In addition, CHF 0.6 billion of assets under custody were transferred to International Wealth Management. The transfers were in line with the original transfer of such assets to the Strategic Resolution Unit and as such were reflected as a structural effect in our asset under management disclosures, with no impact to net new assets.
In the second quarter of 2018, after a business reassessment in connection with our planning relating to the withdrawal of the UK from the EU, the Audit Committee approved the transfer of assets and liabilities relating to Credit Suisse (Deutschland) Aktiengesellschaft from the Strategic Resolution Unit to the Investment Banking & Capital Markets division. The execution of this transfer occurred in the second quarter of 2018. The impact of the transfer on risk-weighted assets for the Strategic Resolution Unit was a decline of approximately USD 0.2 billion.
In the fourth quarter of 2018, a reassessment of certain assets under management and assets under custody recorded in the Strategic Resolution Unit resulted in a change in the estimate of the expected outflows in connection with the tax regularization of client assets. The estimate of the expected outflows declined by approximately CHF 1.9 billion for assets under management, and CHF 1.5 billion and CHF 0.4 billion of such assets under management were transferred to International Wealth Management and Swiss Universal Bank, respectively. The transfers were in line with the original transfer of such assets to the Strategic Resolution Unit and as such were reflected as a structural effect in our asset under management disclosures, with no impact to net new assets. Additionally, the impact of these transfers on leverage exposure for the Strategic Resolution Unit was a decline of approximately USD 0.1 billion, transferred to International Wealth Management. In addition, after a business reassessment, the Audit Committee approved a transfer of 11 third-party fund interests from the Strategic Resolution Unit to International Wealth Management.
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
Recent regulatory developments and proposals
Some of the most significant regulations proposed or enacted during 2018 and early 2019 are discussed below.
Global initiatives
Certain regulatory developments and standards are being coordinated on a global basis and implemented under local law, such as those discussed below.
Total Loss-Absorbing Capacity
On June 13, 2018, the Bank of England published its final statement of policy on its approach to setting minimum requirements for own funds and eligible liabilities (MREL), including its approach on setting internal MREL. Under the statement of policy, internal MREL requirements for UK material subsidiaries of non-UK global systemically important banks (G-SIBs), such as Credit Suisse, will be scaled between 75% and 90% of external MREL based on factors including the resolution strategy of the group and the home country’s approach to internal total loss-absorbing capacity calibration. Interim internal MREL requirements came into effect beginning January 1, 2019, and their full implementation will be phased in through January 1, 2022.
ISDA Resolution Stay Protocols
On July 31, 2018, the International Swaps and Derivatives Association, Inc. (ISDA) published an ISDA 2018 US Resolution Stay Protocol (the ISDA US Protocol) to facilitate compliance with the final rules (the QFC Stay Rules) promulgated by the US banking regulators in 2017 requiring, among other things, the US operations of non-US G-SIBs to include provisions in qualified financial contracts (QFCs) that limit the ability of counterparties to exercise “default rights” arising in the context of a resolution of the G-SIB and ensure that actions taken under US resolution regimes are enforceable on a cross-border basis. Credit Suisse’s US operations are subject to the QFC Stay Rules and are in the process of having all of their covered entities adhere to the ISDA US Protocol to amend their QFCs with adhering counterparties to comply with the QFC Stay Rules.
Industry-led developments
In 2017, public and private sector representatives from the foreign exchange committees of 16 international foreign exchange (FX) trading centers agreed to form a Global Foreign Exchange Committee and publish the FX Global Code, which sets out global principles of good practice, including ethics, governance, execution, information sharing, risk management and compliance, and confirmation and settlement processes. Credit Suisse signed the FX Global Code’s Statement of Commitment on a global basis on May 21, 2018 and supports the adoption of the FX Global Code by FX market participants.
Switzerland
Credit Suisse is subject to the Basel III framework, as implemented in Switzerland, as well as Swiss legislation and regulations for systemically important banks, which include capital, liquidity, leverage and large exposure requirements and rules for emergency plans designed to maintain systemically relevant functions in the event of threatened insolvency. Certain requirements under the legislation, including those regarding capital, were phased in through year-end 2018.
> Refer to “Liquidity and funding management” and “Capital management” in III – Treasury, Risk, Balance sheet and Off-balance sheet for information regarding our current regulatory framework and expected changes to this framework affecting capital and liquidity standards.
Supervision
On June 15, 2018, the Swiss Parliament adopted the Federal Financial Services Act (FFSA) and the Financial Institutions Act (FinIA). The FFSA regulates the provision of financial services in Switzerland, including to Swiss clients from abroad on a cross-border basis, as well as the offering of financial instruments in or into, and the admission to trading of financial instruments in, Switzerland. The FinIA governs the license requirements and provides for a differentiated supervisory regime for portfolio managers, trustees, managers of collective assets, fund management companies and investment firms (so-called financial institutions) as well as for Swiss branches and representative offices of foreign financial institutions. The FinIA introduces prudential supervision of certain categories of asset managers that have previously not been subject to supervision by special supervisory bodies. The FFSA and FinIA are expected to enter into effect on January 1, 2020. The implementing ordinances were published on October 24, 2018 for consultation until February 6, 2019.
On July 18, 2018, FINMA published its revised Anti-Money Laundering Ordinance (AMLO-FINMA). For Swiss financial intermediaries with branches or group companies outside of Switzerland, the revised AMLO-FINMA sets out in detail the requirements for global monitoring of money laundering and terrorist financing risks, in particular legal and reputational risks. The revised AMLO-FINMA also specifies the risk management measures to be put in place if domiciliary companies or complex structures are used or if there are links with high-risk countries. The revised AMLO-FINMA will enter into effect on January 1, 2020.
In September 2018, FINMA announced the conclusion of two enforcement procedures against Credit Suisse AG. The first procedure related to past interactions with the Fédération Internationale de Football Association (FIFA), the Brazilian oil corporation Petróleo Brasileiro S.A. (Petrobras) and the Venezuelan oil corporation Petróleos de Venezuela, S.A. (PDVSA). The second procedure related to a significant business relationship with a politically exposed person. FINMA identified deficiencies in anti-money laundering processes for both of these procedures as well as shortcomings in Credit Suisse AG’s control mechanisms and risk management for the second procedure. The Bank has cooperated with FINMA throughout this process and FINMA acknowledged the numerous proactive measures the Bank has adopted since the end of 2015 to strengthen its compliance procedures in general as well as specific efforts to combat money laundering. FINMA recommended additional measures to complement these actions and to accelerate the implementation of the steps already initiated by the Bank and will commission an independent third party to review the implementation and effectiveness of these measures.
Tax
On September 28, 2018, the Tax Proposal 17 or the Federal Act on Tax Reform and AHV Financing (TRAF) was adopted by the Swiss Parliament. The TRAF replaces the Corporate Tax Reform Act III (CTR III), which was rejected in a public vote on February 12, 2017. Like the CTR III, the TRAF provides for an abolishment of the cantonal tax privileges for holding companies, mixed companies and domicile companies. The TRAF includes, among other measures, a patent box that is mandatory for all cantons but narrower than the one contained in CTR III, an optional surplus research and development allowance of 50%, a notional interest deduction and a step-up in basis. Subject to certain exemptions, the TRAF introduces a 50:50% distribution rule according to which withholding tax-free (and for Swiss resident private individuals, income tax-free) distributions out of capital contribution reserves made by companies listed in Switzerland shall only benefit from the tax-free treatment if and to the extent the company distributes a taxable dividend in the same amount (provided that the company has distributable profits and retained earnings). In January 2019, the optional referendum on TRAF was called, and the popular vote is scheduled for May 19, 2019. Unless the TRAF is rejected in the referendum, its main provisions will enter into force on January 1, 2020, with some provisions having entered into force already on January 1, 2019, including the provisions on step-up. In connection with the tax reform, several cantons had announced to cut their statutory corporate income tax rates to approximately 12%, subject to, and simultaneously with, the effectiveness of the reform.
On December 14, 2018, the Swiss Parliament adopted the bill on the Federal Act on Calculation of the Participation Deduction for “Too Big to Fail” Instruments. The bill is subject to an optional referendum, which may be called until April 7, 2019. In March 2019, the Federal Council determined that, if no referendum is called, the act will enter into force retroactively as of January 1, 2019. Current legislation requires systemically relevant banks to issue contingent convertible bonds, write-off bonds and bail-in bonds through their top holding company from January 1, 2020 at the latest. Despite the top holding company on-lending the funds internally to direct or indirect subsidiaries, current corporate income tax laws require the top holding company to allocate interest paid under the contingent convertible bonds, write-off bonds or bail-in bonds to the participation exemption for dividends of the top holding company. This reduces the participation exemption for dividends of the top holding company of systemically relevant banks and may lead to materially higher corporate income taxes for such top holding company. This inadvertent consequence of higher corporate income taxes is inconsistent with the “Too Big to Fail” legislation’s objective of strengthening the equity capital of systemically relevant banks. If enacted, the proposed legislation will permit systemically relevant banks to carve out interest paid in respect of such instruments for purposes of calculating tax exempt net participation income and thereby remedy the effect of higher corporate income taxes from higher interest allocations.
US
In July 2010, the US enacted the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act), which provides a broad framework for regulatory changes. Although rulemaking in respect of many of the provisions of the Dodd-Frank Act has already taken place, implementation will require further rulemaking by different regulators, including the US Department of the Treasury (US Treasury), the Board of Governors of the Federal Reserve System (Fed), the US Securities and Exchange Commission (SEC), the Office of the Comptroller of the Currency (OCC), the Federal Deposit Insurance Corporation (FDIC), the Commodity Futures Trading Commission (CFTC) and the Financial Stability Oversight Council (FSOC), and uncertainty remains about the details of implementation.

Sanctions
As a result of allegations concerning Russian acts related to Ukraine, Syria, cybersecurity and electoral interference, in 2018 the US Treasury’s Office of Foreign Assets Control (OFAC) designated a number of Russian government officials, business people and certain related companies as specially designated nationals (SDNs), which blocks their assets and prohibits dealings within US jurisdiction by both the newly designated SDNs and entities owned 50% or more by one or more blocked persons. US law also authorizes the imposition of other restrictions against non-US entities which, among other activities, engage in significant transactions with or provide material support to such sanctioned persons. OFAC issued new general licenses concurrently with the designations to provide a limited time period to wind down pre-existing contracts and divest or withdraw from business relationships with many of the recently sanctioned persons and entities, but these licenses are temporary. Further sanctions related to Russia or additional Russian persons or entities are possible, and the potential effects of related disruptions may include an adverse impact on our businesses.
Since 2017, OFAC has imposed, and in early 2019 continued to expand, sanctions related to Venezuela that, among other restrictions, block the assets of Venezuela’s state-owned oil company and certain government officials, prohibit further dealings with them within US jurisdiction and restrict the ability of US persons to purchase new debt of and certain bonds issued by the government of Venezuela, subject to certain exceptions and licenses. Further sanctions related to Venezuela or Venezuelan entities are possible, and the potential effects of related disruptions may include an adverse impact on our businesses.
Supervision
On May 24, 2018, the US President signed into law the Economic Growth, Regulatory Relief, and Consumer Protection Act (EGRRCPA). EGRRCPA raises the thresholds at which US enhanced prudential standards promulgated pursuant to the Dodd-Frank Act would apply to large bank holding companies (BHCs) and foreign banking organizations (FBOs) with between USD 50 billion and USD 250 billion in global consolidated assets. Because our global consolidated assets are above USD 250 billion, we do not expect to automatically benefit from the increase in thresholds. EGRRCPA also loosens the restrictions imposed by the so-called “Volcker Rule” on a banking entity sharing a name with a covered fund that it advises, although the name sharing restriction would continue to prevent us from sharing the Credit Suisse name with a covered fund. The Volcker Rule limits the ability of banking entities to sponsor or invest in certain private equity or hedge funds, broadly defined, and to engage in certain types of proprietary trading for their own account.
On June 14, 2018, the Fed issued a final rule establishing single counterparty credit limits (SCCLs) for BHCs with total consolidated assets of USD 250 billion or more, US global systemically important bank holding companies, the US operations of FBOs with global consolidated assets of USD 250 billion or more, and intermediate holding companies (IHCs) with total consolidated assets that equal or exceed USD 50 billion that are subsidiaries of such FBOs. The final rule limits aggregate net credit exposures to any single unaffiliated counterparty based on capital ratios. The final rule includes a regime of substituted compliance with home country rules for the combined US operations of FBOs (including our US IHC and New York Branch) that can certify that the FBO meets, on a consolidated basis, large exposure standards established by their home-country supervisor that are consistent with the large exposures framework established by the Basel Committee on Banking Supervision (BCBS). IHCs, however, including our US IHC, are ineligible for the substituted compliance regime and remain subject to a separate SCCL requirement. Our US IHC will be required to comply by July 1, 2020. If our combined US operations are unable to certify that they can meet the criteria to qualify for the regime of substituted compliance, our combined US operations will be required to comply by January 1, 2020.
Resolution regime
On December 20, 2018, the FDIC and the Fed provided feedback on the July 2018 resolution plans submitted by the four FBOs with large and complex US operations, including us. Our feedback letter did not find any deficiencies in our July 2018 plan and noted meaningful improvements over our July 2015 plan, including reorganizations of our US operations, pre-positioning of total loss-absorbing capacity (TLAC) and liquidity in the US, shared services resiliency and greater operational capabilities. The FDIC and the Fed noted shortcomings in the July 2018 plans of the FBOs, with ours relating to governance mechanisms, liquidity modelling and critical services mapping. A project plan to remediate these shortcomings is due by April 5, 2019. Our next resolution plan is due in July of 2020.
Investment services regulation
On June 21, 2018, the United States Court of Appeals for the Fifth Circuit issued its mandate vacating the US Department of Labor’s final rules revising the definition of “fiduciary” for purposes of the US Employee Retirement Income Security Act of 1974, as amended, and US Internal Revenue Code of 1986, as amended, in their entirety. As a result, no revision of our policies, procedures or practices related to the US Department of Labor’s vacated rule is necessary.
Tax
On December 22, 2017, the Tax Cuts and Jobs Act was enacted in the US, which revises US corporate income tax law by, among other things, introducing the base erosion and anti-abuse tax (BEAT), effective as of January 1, 2018. It is broadly levied on tax deductions created by certain payments, for example, for interest and services, to affiliated group companies outside the US, in the case where the calculated tax based on a modified taxable income exceeds the amount of ordinary federal corporate income taxes paid. The tax rates applicable for banks are 6% for 2018, 11% for 2019 until 2025 and 13.5% from 2026 onward. On the basis of the current analysis of the BEAT tax regime, following the draft regulations issued by the US Treasury on December 13, 2018, we regard it as more likely than not that the Group will be subject to this regime in 2018. The finalization of

US BEAT regulations is expected to occur in 2019. Prospectively, additional tax regulations of the US tax reform relating to interest deductibility may also impact Credit Suisse.
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
Investment services regulation
On December 21, 2017, the European Commission decided to recognize the equivalence of the Swiss legal and supervisory framework for trading venues with that of the EU for a temporary period of one year. On December 17, 2018, the European Commission extended the equivalence for six months. The decision allows European securities traders to meet the new Markets in Financial Instruments Regulation (MiFIR) shares trading obligation on Swiss exchanges until June 30, 2019.
Anti-money laundering regulation
On June 19, 2018, the text of the Fifth Money Laundering Directive (MLD5) was published in the Official Journal of the EU. MLD5 entered into force on July 9, 2018 and the laws of the EU member states must comply with the requirements of MLD5 by January 10, 2020. Among other things, MLD5 clarified the requirements for enhanced due diligence measures and countermeasures relating to high-risk third countries and introduced a new obligation for EU member states to establish centralized mechanisms to identify holders and controllers of bank and payment accounts.
Prudential regulation
In November 2016, the European Commission published its legislative proposals for the amendment of the Capital Requirements Regulation (CRR) (through an amending Regulation CRR II), the Capital Requirements Directive IV (CRD IV) (through an amending Directive CRD V) and the EU Bank Recovery and Resolution Directive (BRRD) (through an amending Directive BRRD II). After trialogue negotiations between the EU Commission, Parliament and Council, political agreement on this legislative package was reached in December 2018, and this legislative package is expected to enter into force during the first quarter of 2019. Our EU banks and investment firms will be subject to CRR II, which contains, among other things, proposed reforms to the CRR regarding international prudential standards based on the Basel III standards and provisions relating to, among other things, leverage ratio, market risk, counterparty credit risk and large exposures and implementing the Financial Stability Board’s (FSB) TLAC standard. The majority of the CRR II measures will apply beginning in 2021. In addition, Credit Suisse will be expected to comply with the CRD V proposal, which includes a requirement for non-EU groups that are G-SIBs, which have two or more bank or investment firm subsidiaries in the EU, to establish an intermediate parent undertaking in the EU, or two intermediate parent undertakings under certain specific circumstances, by 2023. Similarly, Credit Suisse will be subject to BRRD II, which revises the existing EU regime relating to MREL to align it with the TLAC standard and to introduce, among other things, changes to the contractual recognition of bail-in and a new moratorium power for competent authorities.
Tax
On May 25, 2018, the Council of the European Union adopted an amendment to the Directive on Administrative Cooperation in (direct) taxation in the EU, with respect to mandatory automatic exchange of information in the field of taxation in relation to reportable cross-border arrangements, imposing reporting requirements on intermediaries in relation to certain arrangements. The provisions of the amendment (DAC6) must be implemented into each EU member state’s domestic law by the end of 2019, and will apply from July 1, 2020. However, once DAC6 applies, the reporting requirements (where triggered) will capture arrangements where the first step was implemented after June 25, 2018.
UK
UK-EU relationship
On June 23, 2016, voters in the UK voted to leave the EU in a non-binding referendum. On March 16, 2017, the European Union (Notification of Withdrawal) Bill was enacted and on March 29, 2017, the UK government submitted the formal notification under Article 50 of the Lisbon Treaty to the European Council of the intention of the UK to withdraw from the EU. In June 2018, the European Union (Withdrawal) Act 2018 (EUWA) was enacted in connection with the withdrawal of the United Kingdom from the EU. The EUWA, among other things, preserves EU-derived UK legislation and incorporates directly applicable EU legislation in UK law, as “retained EU law”, on March 29, 2019, and delegates legislative powers to the UK government to prevent, remedy or mitigate any failure of retained EU law to operate effectively, or any other deficiency in retained EU law arising as a result of the UK’s withdrawal from the EU. A withdrawal agreement was negotiated between the EU and UK and finalized on November 14, 2018, which included an agreement on a standstill transition period until December 31, 2020 to further negotiate the future relationship. During the transition period, the UK would continue to implement new EU law that comes into effect and the UK would continue to be treated as part of the EU’s single market in financial services. The UK Parliament has not yet approved the withdrawal agreement between the EU and the UK, and it appears likely that there will be a delay of the UK’s withdrawal from the EU for a period of time beyond March 29, 2019, although it is still possible that the UK could leave the EU without such an agreement in place. To prepare for withdrawal, HM Treasury is using its powers under the EUWA to remedy deficiencies in retained EU law relating to financial services, through statutory instruments. The statutory instruments are not intended to make policy changes, other than to reflect the UK’s new position outside the EU, and to smooth the transition to this situation. HM

Treasury has also delegated powers to the UK’s financial services regulators to address deficiencies in the regulators’ rulebooks arising as a result of exit, and to the EU Binding Technical Standards that will become part of retained EU law.
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
Global initiatives
Total Loss-Absorbing Capacity
On January 1, 2019, the final FSB TLAC standard for G-SIBs became effective, subject to a phase-in until January 1, 2022. The purpose of the standard is to enhance the ability of regulators to recapitalize a G-SIB at the point of non-viability in a manner that minimizes systemic disruption, preserves critical functions and limits the exposure of public sector funds. TLAC-eligible instruments include instruments that count towards satisfying minimum regulatory capital requirements, as well as long-term unsecured debt instruments that have remaining maturities of no less than one year, are subordinated by statute, corporate structure or contract to certain excluded liabilities, including deposits, are held by unaffiliated third parties and meet certain other requirements. Excluding any applicable regulatory capital buffers that are otherwise required, the minimum TLAC requirement is at least 16% of a G-SIB’s RWA as of January 1, 2019, and will increase to at least 18% as of January 1, 2022. In addition, the minimum TLAC requirement must be at least 6% of the Basel III leverage ratio denominator as of January 1, 2019, and at least 6.75% as of January 1, 2022.
In Switzerland, effective July 1, 2016, the Swiss Federal Council adopted the revised Capital Adequacy Ordinance implementing the FSB’s TLAC standard.
> Refer to “Liquidity and funding management” and “Capital management” in III – Treasury, Risk, Balance sheet and Off-balance sheet for information regarding our current regulatory framework and expected changes to this framework affecting capital and liquidity standards.
In the US, the Fed has adopted a final rule that implements the FSB’s TLAC standard. The final rule requires, among other things, the US IHCs of non-US G-SIBs, such as Credit Suisse’s US IHC, to maintain minimum amounts of “internal” TLAC, a TLAC buffer and long-term debt satisfying certain eligibility criteria, commencing January 1, 2019. The entity designated as Credit Suisse’s US IHC is required to issue all TLAC debt instruments to a foreign parent entity (a non-US entity that controls the IHC) or another foreign affiliate that is wholly owned by its foreign parent. The final rules also impose limitations on the types of financial transactions in which the entity designated as Credit Suisse’s US IHC can engage.
In the UK, the Bank of England published its statement of policy on its approach to establishing the requirement under the BRRD for certain UK entities, including Credit Suisse International (CSI) and Credit Suisse Securities Europe Limited (CSSEL), to maintain the MREL requirement. Similar to the FSB’s TLAC standard, the MREL requirement obliges firms within the scope of the BRRD to maintain a minimum level of own funds and liabilities that can be bailed in. The statement of policy reflects both the TLAC standards and the requirements of the European Banking Authority (EBA)’s Regulatory Technical Standards on MREL. It does not set TLAC requirements in addition to MREL. On June 13, 2018, the Bank of England also published its final statement of policy on its approach to setting MREL, including its approach on setting internal MREL. Under the statement of policy, internal MREL requirements for UK material subsidiaries of non-UK G-SIBs, such as Credit Suisse, will be scaled between 75% and 90% of external MREL based on factors including the resolution strategy of the group and the home country’s approach to internal total loss-absorbing capacity calibration. Interim internal MREL requirements came into effect beginning January 1, 2019, and their full implementation will be phased in through January 1, 2022.
ISDA Resolution Stay Protocols
On November 12, 2015, ISDA launched the ISDA 2015 Universal Resolution Stay Protocol (ISDA 2015 Universal Protocol) and Credit Suisse voluntarily adhered to the ISDA 2015 Universal Protocol at the time of its launch. By adhering to the ISDA 2015 Universal Protocol, parties agree to be bound by, or “opt in”, to certain existing and forthcoming special resolution regimes to ensure that cross-border derivatives and securities financing transactions are subject to statutory stays on affiliate-linked default and early termination rights in the event a bank counterparty enters into resolution, regardless of its governing law. These stays are intended to facilitate an orderly resolution of a troubled bank. Statutory resolution regimes have been implemented in several jurisdictions, including Switzerland, the US and the EU. These regimes provide resolution authorities with a broad set of tools and powers to resolve a troubled bank, including the ability to temporarily stay, and under certain circumstances permanently override, the termination rights of counterparties of a bank and its affiliates in the event the bank enters into resolution. The ISDA 2015 Universal Protocol introduces similar stays and overrides in the event that an affiliate of an adhering party becomes subject to proceedings under the US Bankruptcy Code, under which no such stays or overrides currently exist.
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
In Switzerland, the Swiss Federal Council introduced amendments to the Ordinance on Banks and Savings Banks (Banking Ordinance) that require banks, including Credit Suisse, to include terms in certain of their contracts (and in certain contracts entered into by their subsidiaries) that are not governed by Swiss law or that provide for jurisdiction outside of Switzerland that ensure that FINMA’s stay powers under the Swiss Federal Act on Banks and Savings Banks of November 8, 1934, as amended (Bank Law), would be enforceable with respect to such contracts. These requirements have been set forth in the Banking Ordinance since January 1, 2016. A partial revision of the Ordinance of FINMA on the Insolvency of Banks and Securities Dealers (FINMA Banking Insolvency Ordinance) entered into effect on April 1, 2017. The rule only affects an exhaustive list of contracts whose continued existence is essential for a bank requiring restructuring. The listed contracts are customary in the financial market and include, in particular, contracts governing the purchase, sale, lending and repurchase of certain underlying securities. Contracts entered into by foreign group entities are only subject to the rule if, among other things, the respective financial contract is guaranteed or otherwise secured by a bank or securities dealer domiciled in Switzerland. Certain contracts, e.g. contracts with individuals as well as for the placement of financial instruments in the market, are excluded. The list of contracts is internationally harmonized and broadly in line with the definition of financial contracts in accordance with the BRRD.
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
In the US, in 2017, the Fed, the FDIC and the OCC each issued final rules designed to improve the resolvability of US headquartered G-SIBs and the US operations of non-US G-SIBs, such as our US operations. These final rules require covered entities to modify their QFCs to obtain agreement of counterparties that (1) their QFCs are subject to the stays on early termination rights under the Orderly Liquidation Authority and the Federal Deposit Insurance Act, which is similar to requirements introduced in other jurisdictions to which we are already subject, and (2) certain affiliate-linked default rights would be limited or overridden if an affiliate of the G-SIB entered proceedings under the US Bankruptcy Code or other insolvency or resolution regimes. Covered QFCs must be conformed to the rules’ requirements starting January 1, 2019, with full compliance by January 1, 2020. ISDA has developed the ISDA US Protocol to facilitate compliance with the final rules. Credit Suisse’s US operations are in the process of having all of their covered entities adhere to the ISDA US Protocol to amend their QFCs with adhering counterparties to comply with the final rules.
Switzerland
Banking regulation and supervision
Although Credit Suisse Group is not a bank according to the Bank Law and the Banking Ordinance, the Group is required, pursuant to the provisions on consolidated supervision of financial groups and conglomerates of the Bank Law, to comply with certain requirements for banks. Such requirements include capital adequacy, loss-absorbing capacity, solvency and risk concentration on a consolidated basis, and certain reporting obligations. Our banks in Switzerland are regulated by FINMA on a legal entity basis and, if applicable, on a consolidated basis.
Our banks in Switzerland operate under banking licenses granted by FINMA pursuant to the Bank Law and the Banking Ordinance. In addition, certain of these banks hold securities dealer licenses granted by FINMA pursuant to the Swiss Federal Act on Stock Exchanges and Securities Trading (SESTA).
FINMA is the sole bank supervisory authority in Switzerland and is independent from the Swiss National Bank (SNB). Under the Bank Law, FINMA is responsible for the supervision of the Swiss banking system. The SNB is responsible for implementing the government’s monetary policy relating to banks and securities dealers and for ensuring the stability of the financial system. Under the ”Too Big to Fail” legislation, the SNB is also responsible for determining which banks in Switzerland are systemically relevant banks and which functions are systemically relevant in Switzerland. The SNB has identified the Group on a consolidated basis as a systemically relevant bank for the purposes of Swiss law.
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
Credit Suisse is subject to the Basel III framework, as implemented in Switzerland, as well as Swiss legislation and regulations for systemically important banks, which include capital, liquidity, leverage and large exposure requirements, and rules for emergency plans designed to maintain systemically relevant functions in the event of threatened insolvency.
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
Under Swiss banking law, banks and securities dealers are required to manage risk concentration within specific limits. Aggregated credit exposure to any single counterparty or a group of related counterparties must bear an adequate relationship to the bank’s adjusted eligible capital (for systemically relevant banks like us, to their core tier 1 capital) taking into account counterparty risks and risk mitigation instruments.
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
Securities dealer and asset management regulation and supervision
Our securities dealer activities in Switzerland are conducted primarily through the Bank and are subject to regulation under SESTA, which regulates all aspects of the securities dealer business in Switzerland, including regulatory capital, risk concentration, sales and trading practices, record-keeping requirements and procedures and periodic reporting procedures. Securities dealers are supervised by FINMA. On June 15, 2018, the Swiss Parliament adopted the FinIA, which is expected to govern all aspects of the securities dealer business in Switzerland instead of the SESTA, beginning January 1, 2020.
Our asset management activities in Switzerland, which include the establishment and administration of mutual funds registered for public distribution, are conducted under the supervision of FINMA. Effective January 1, 2020, our activities as asset manager of collective assets will also be governed by the FinIA.
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
If FINMA were to open restructuring proceedings with respect to Credit Suisse AG, Credit Suisse (Schweiz) AG or Credit Suisse Group AG, it would have discretion to take decisive actions, including (i) transferring the assets of the banks or Credit Suisse Group AG, as applicable, or a portion thereof, together with its debt and other liabilities, or a portion thereof, and contracts, to another entity, (ii) staying (for a maximum of two working days) the termination of, and the exercise of rights to terminate netting rights, rights to enforce or dispose of certain types of collateral or rights to transfer claims, liabilities or certain collateral, under contracts to which the banks or Credit Suisse Group AG, as applicable, is a party, (iii) converting the debt of the banks or Credit Suisse Group AG, as applicable, into equity (debt-to-equity swap), and/or (iv) partially or fully writing off the obligations of the banks or Credit Suisse Group AG, as applicable (haircut).
Prior to any debt-to equity swap or haircut, outstanding equity capital and debt instruments issued by Credit Suisse AG, Credit Suisse (Schweiz) AG or Credit Suisse Group AG that are part of its regulatory capital (including outstanding high trigger capital instruments and low trigger capital instruments) must be converted or written off (as applicable) and cancelled. Any debt-to-equity swap, (but not any haircut) would have to follow the hierarchy of claims to the extent such debt is not excluded from such conversion by the FINMA Banking Insolvency Ordinance. Contingent liabilities of Credit Suisse AG, Credit Suisse (Schweiz) AG or Credit Suisse Group AG such as guarantees could also be subjected to a debt-to-equity swap or a haircut, to the extent amounts are due and payable thereunder at any time during restructuring proceedings.
For systemically relevant institutions such as Credit Suisse AG, Credit Suisse (Schweiz) AG and Credit Suisse Group AG, creditors have no right to reject the restructuring plan approved by FINMA.
Supervision
The Federal Act on Financial Market Infrastructure and Market Conduct in Securities and Derivatives Trading (also known as “FMIA”) governs the organization and operation of financial market infrastructures and the conduct of financial market participants in securities and derivatives trading. FMIA, along with the Financial Market Infrastructure Ordinance (also known as “FMIO”) came into effect on January 1, 2016. However, financial market infrastructures and the operators of organized trading facilities were granted different transitional periods to comply with various new duties, including those associated with the publication of pre- and post-trade transparency information and with high-frequency trading. Under the FMIA, FINMA was designated to determine the timing of the introduction of a clearing obligation and to specify the categories of derivatives covered. Accordingly, on September 1, 2018, the revised Ordinance of the Swiss Financial Market Supervisory Authority on Financial Market Infrastructures and Market Conduct in Securities and Derivatives Trading (FMIO-FINMA) entered into force, introducing a mandatory clearing obligation for standardized interest-rate and credit derivatives traded over the counter (OTC) and making effective, as of such date, the deadlines for the first clearing obligations laid down in the FMIO, i.e., six months, twelve months or eighteen months, depending on the categories of derivatives and the type of counterparty.
Tax
Administrative assistance in tax matters
The Multilateral Convention on Mutual Administrative Assistance in Tax Matters (MAC) entered into force and became applicable as of January 1, 2018. Under the MAC, Switzerland is required to exchange information in tax matters both spontaneously in certain cases as well as upon request. Furthermore, the revised Federal Act on International Administrative Assistance in Tax Matters and the revised Federal Ordinance on International Administrative Assistance in Tax Matters (OIAA) entered into force, which provide the procedural rules for international administrative assistance on tax matters based on either the MAC or under bilateral double taxation treaties of Switzerland. In exceptional cases, the Swiss legislation permits exchange of information before the taxpayer concerned is informed. Under the MAC (and as clarified in the OIAA), Switzerland commenced for tax periods from January 1, 2018 onwards to automatically exchange information on certain advance tax rulings within the scope of the Organisation for Economic Co-operation and Development (OECD) and the Group of Twenty (G20) project to combat base erosion and profit shifting (BEPS).
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
On December 1, 2017, the Multilateral Competent Authority Agreement on the Exchange of Country-by-Country Reports (CbCR) as well as the implementing Swiss federal legislation entered into force, which is the Federal Act on the International Automatic Exchange of Country by Country Reports of Multinationals and the Federal Ordinance on the International Automatic Exchange of Country by Country Reports of Multinationals. Under the CbCR and the implementing legislation, multinational groups of companies in Switzerland will have to prepare country-by-country reports for the first time for the 2018 tax year. The reports will be exchanged by Switzerland starting in 2020. On a voluntary basis, multinational groups of companies may prepare, and are permitted to submit, country-by-country reports for the 2016 and 2017 tax periods. Any such reports were exchanged for the first time in 2018.
Automatic exchange of information in tax matters
Switzerland has concluded a multilateral agreement with the EU on the international automatic exchange of information (AEOI) in tax matters (the AEOI Agreement), which applies to all 28 member states and also Gibraltar. Further, Switzerland signed the multilateral competent authority agreement on the automatic exchange of financial account information (MCAA), and based on the MCAA, a number of bilateral AEOI agreements with other countries also became effective. Based on the AEOI Agreement, the bilateral AEOI agreements and the implementing laws of Switzerland, in 2017 Switzerland began to collect data in respect of financial assets held in, and income derived thereon and credited to, accounts or deposits with a paying agent in Switzerland for the benefit of residents in a EU member state or Gibraltar or a treaty state, and began to exchange such data in 2018. Switzerland has signed and will sign further AEOI agreements with additional countries. An up-to-date list of the AEOI agreements of Switzerland in effect or signed and becoming effective can be found on the website of the State Secretariat for International Financial Matters.
Withholding tax reforms
On January 1, 2017, the revised Withholding Tax Act entered into force. It extends the exemption of interest paid on contingent convertible bonds and write-down bonds of banks or group companies of finance groups which were approved by FINMA and issued between January 1, 2013 and December 31, 2016, to issuances between January 1, 2017 and December 31, 2021. It also exempts interest paid on TLAC instruments approved by FINMA for purposes of meeting regulatory requirements which have been or will be issued between January 1, 2017 and December 31, 2021, or have been issued prior to January 1, 2017 where the foreign issuer thereof will be substituted for a Swiss issuer between January 1, 2017 and December 31, 2021.
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
Our New York Branch is licensed by the New York Superintendent of Financial Services (Superintendent), examined by the New York Department of Financial Services (DFS), and subject to laws and regulations applicable to a foreign bank operating a New York branch. Under the New York Banking Law, our New York Branch must maintain eligible assets with banks in the state of New York. The amount of eligible assets required, which is expressed as a percentage of third-party liabilities, could increase if our New York Branch is no longer designated well rated by the Superintendent.
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
US federal banking laws provide that a state-licensed branch (such as the New York Branch) or agency of a foreign bank may not, as a general matter, engage as principal in any type of activity that is not permissible for a federally licensed branch or agency of a foreign bank unless the Fed has determined that such activity is consistent with sound banking practice. In addition, regulations which the Fed may adopt (including at the recommendation of the FSOC) could affect the nature of the activities which the Bank (including the New York Branch) may conduct, and may impose restrictions and limitations on the conduct of such activities.
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
Credit Suisse Group and the Bank became financial holding companies for purposes of US federal banking law in 2000 and, as a result, may engage in a broad range of non-banking activities in the US, including insurance, securities, private equity and other financial activities, in each case subject to regulatory requirements and limitations. Credit Suisse Group is still required to obtain the prior approval of the Fed (and potentially other US banking regulators) before acquiring, directly or indirectly, the ownership or control of more than 5% of any class of voting shares of (or otherwise controlling) any US bank, bank holding company or many other US depositary institutions and their holding companies, and as a result of the Dodd-Frank Act, before making certain acquisitions involving large non-bank companies. The New York Branch is also restricted from engaging in certain tying arrangements involving products and services, and in certain transactions with certain of its affiliates. If Credit Suisse Group or the Bank ceases to be well-capitalized or well-managed under applicable Fed rules, or otherwise fails to meet any of the requirements for financial holding company status, it may be required to discontinue certain financial activities or terminate its New York Branch. Credit Suisse Group’s ability to undertake acquisitions permitted for financial holding companies could also be adversely affected.
As mentioned above, Credit Suisse is also subject to the so-called “Volcker Rule”, which limits the ability of banking entities to sponsor or invest in certain private equity or hedge funds, broadly defined, and to engage in certain types of proprietary trading for their own account. These restrictions are subject to certain exclusions and exemptions, including with respect to underwriting, market-making, risk-mitigating hedging and certain asset and fund management activities, and with respect to certain transactions and investments occurring solely outside of the US. The Volcker Rule requires banking entities to establish an extensive array of compliance policies, procedures and quantitative metrics reporting designed to ensure and monitor compliance with restrictions under the Volcker Rule. It also requires an annual attestation either by the CEO of the top-tier FBO or the senior management officer in the US as to the implementation of a compliance program reasonably designed to achieve compliance with the Volcker Rule. The Volcker Rule’s implementing regulations became effective in April 2014 and Credit Suisse was generally required to come into compliance with the Volcker Rule by July 2015, with the exception of “legacy” investments in, and bank relationships with, certain private funds, that were in place prior to December 31, 2013, for which the Fed extended the compliance deadline to July 21, 2017. In April 2017, the Fed granted Credit Suisse an extended transition period to conform investments in certain illiquid funds under the Volcker Rule for an additional five years (i.e., until July 21, 2022). Credit Suisse has implemented a Volcker Rule compliance program reasonably designed to satisfy the requirements of the Volcker Rule. The Volcker Rule’s implementing regulations are highly complex and may be subject to further rulemaking, regulatory interpretation and guidance, and its full impact will not be known with certainty for some time.
Fed regulations implementing the Dodd-Frank Act required Credit Suisse to create a single US IHC to hold all of its US subsidiaries with limited exceptions by July 1, 2017. The IHC requirement does not apply to the New York Branch. Credit Suisse’s US IHC is subject to US risk-based capital and leverage requirements that are largely consistent with the Basel III framework published by the BCBS, though they diverge in several important respects due to the requirements of the Dodd-Frank Act, and is subject to capital planning and capital stress testing requirements under the Dodd-Frank Act and the Fed’s annual Comprehensive Capital Analysis and Review (CCAR). In June 2018, the Fed released results of its annual CCAR stress tests, publicly releasing results for Credit Suisse’s US IHC for the first time. Credit Suisse’s US IHC was projected to maintain capital ratios above minimum regulatory requirements in the adverse and severely adverse CCAR stress scenarios, and the Fed did not object to its proposed capital plan. As part of the stress testing requirements of the Dodd-Frank Act, Credit Suisse’s US IHC was also required to conduct a mid-cycle stress test using a set of internally developed macroeconomic scenarios and submit the results to the Fed in October 2018. As disclosed, Credit Suisse’s US IHC was projected to maintain capital ratios above minimum regulatory requirements under the internally developed severely adverse scenario.
Credit Suisse’s US IHC is also subject to additional requirements under the Fed’s final TLAC framework for IHCs, described above. In addition, both Credit Suisse’s US IHC itself and the combined US operations of Credit Suisse (including Credit Suisse’s US IHC and the New York Branch) are subject to other new prudential requirements, including with respect to liquidity risk management, separate liquidity buffers for each of Credit Suisse’s US IHC and the New York Branch, liquidity stress testing and SCCLs. Under proposals that remain under consideration, the combined US operations of Credit Suisse may become subject to an early remediation regime which could be triggered by risk-based capital, leverage, stress tests, liquidity, risk management and market indicators. The Fed has also indicated that it is considering future rulemakings that could apply the US rules implementing the Basel III liquidity coverage ratio (LCR) and net stable funding ratio (NSFR) to the US operations of certain large FBOs, and that could further tailor the US prudential standards applicable to FBOs based on size, complexity and risk.
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
Our US broker-dealers are registered with the SEC and our primary US broker-dealer is registered in all 50 states, the District of Columbia, Puerto Rico and the US Virgin Islands. Our US registered entities are subject to extensive regulatory requirements that apply to all aspects of their business activity, including, where applicable: capital requirements; the use and safekeeping of customer funds and securities; the suitability of customer investments; record-keeping and reporting requirements; employee-related matters; limitations on extensions of credit in securities transactions; prevention and detection of money laundering and terrorist financing; procedures relating to research analyst independence; procedures for the clearance and settlement of trades; and communications with the public.
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
The Dodd-Frank Act also requires broader regulation of hedge funds and private equity funds, as well as credit rating agencies.
Derivative regulation and supervision
The CFTC is the federal agency primarily responsible for the regulation of futures commission merchants, commodity pool operators, commodity trading advisors and introducing brokers, among other regulatory categories. With the effectiveness of the Dodd-Frank Act, CFTC oversight was expanded to include persons engaging in a relevant activity with respect to swaps, and registration categories were added for swap dealers and major swap participants. For derivatives activities, these CFTC registrants are subject to industry self-regulatory organizations, such as the National Futures Association (NFA), which has been designated by the CFTC as a registered futures association.
Each of CSI, CSSEL and Credit Suisse Capital LLC (CS Capital) is registered with the CFTC as a swap dealer as a result of its applicable swap activities and is therefore subject to requirements relating to reporting, record-keeping, swap confirmation, swap portfolio reconciliation and compression, mandatory clearing, mandatory on-facility trading, swap trading relationship documentation, external business conduct, risk management, chief compliance officer duties and reports and internal controls. However, where permitted by comparability determinations by the CFTC or in reliance on no-action letters issued by the CFTC, non-US swap dealers, including CSI and CSSEL, can comply with certain requirements through substituted compliance with EU regulations. The CFTC has also stated that it intends to grant new substituted compliance and exemption orders and no-action letters at the point of the UK’s withdrawal from the EU, which would permit CSI and CSSEL to satisfy such requirements by complying with relevant UK regulations.
As registered swap dealers that are not banks, CSSEL and CS Capital are also subject to the CFTC’s margin rules for uncleared swaps. As a non-US swap dealer, CSSEL is only subject to these rules in connection with its uncleared swaps with US persons, non-US persons guaranteed by US persons, and certain non-US swap dealer subsidiaries of US persons. As a registered swap dealer that is a foreign bank, CSI is subject to the margin rules for uncleared swaps and security-based swaps of the Fed, and CSI likewise is only subject to these rules in connection with its uncleared swaps and security-based swaps with US persons, non-US persons guaranteed by US persons, and certain non-US swap dealer subsidiaries of US persons. Both of these margin rules are following a phased implementation schedule. Since March 1, 2017, CSI, CSSEL and CS Capital have been required to comply with variation margin requirements with covered entities under these rules, requiring the exchange of daily mark-to-market margin with all such covered entities. Initial margin requirements began phasing in annually for different counterparties from September 1, 2016, with remaining phases relating to the application of initial margin requirements to market participants with group-wide notional derivatives exposure during the preceding March, April and May of at least USD 750 billion or at least USD 8 billion on September 1, 2019 or September 1, 2020, respectively. The broad expansion of initial margin requirements on September 1, 2020 could have a significant adverse impact on our OTC derivatives business because of the large number of affected counterparties that might need to enter into new documentation and upgrade their systems in order to comply.
The Dodd-Frank Act also mandates that the CFTC adopt capital requirements for non-bank swap dealers (such as CSSEL and CS Capital), and the CFTC continues to consider proposed rules in this area. Under the CFTC’s most recent proposal, CSSEL and CS Capital could elect whether to satisfy capital requirements based on Fed rules implementing Basel capital requirements or SEC rules similar to the capital requirements currently applicable to US broker-dealers, but in each case they would be subject to an additional capital requirement based on 8% of the initial margin required for their derivatives positions. If the CFTC found EU capital requirements to be comparable, or, following the UK’s withdrawal from the EU, if the CFTC found relevant UK capital requirements to be comparable, CSSEL could satisfy the CFTC’s requirements through “substituted compliance” with the EU or UK requirements, as applicable. If the CFTC did not grant that comparability determination, however, CSSEL could face a significant competitive disadvantage relative to non-US competitors not subject to CFTC capital requirements due to the additional capital that may be required under the CFTC’s rules as proposed and the burdens associated with satisfying duplicative capital regimes. In contrast, the Fed thus far has declined to apply additional capital requirements to swap dealers that are foreign banks, such as CSI.

The CFTC continues to consider proposed rules with potential revisions to its framework for the cross-border application of swap dealer regulations. In the meantime, key aspects of that framework, such as the application of certain CFTC rules to swaps between non-US persons, remain subject to temporary no-action letters. Expiration of any of these letters without modifications to the CFTC’s guidance or permitting substituted compliance with the EU rules could reduce the willingness of non-US counterparties to trade with CSI and CSSEL, which could negatively affect our swap trading revenue or necessitate changes to how we organize our swap business. We continue to monitor these developments and prepare contingency plans to comply with the final guidance or rules once effective.
One of our US broker-dealers, Credit Suisse Securities (USA) LLC, is also registered as a futures commission merchant and subject to the capital, segregation and other requirements of the CFTC and the NFA.
Our asset management businesses include legal entities registered and regulated as commodity pool operators and commodity trading advisors by the CFTC and the NFA and therefore are subject to disclosure, recordkeeping, reporting and other requirements of the CFTC and the NFA.
The Dodd-Frank Act mandates that the CFTC establish aggregate position limits for certain physical commodity futures contracts and economically equivalent swaps, and the CFTC continues to consider proposed rules in this area. If the CFTC adopted its most recent proposal, these position limit rules would require us to develop a costly compliance infrastructure and could reduce our ability to participate in the commodity derivatives markets, both directly and on behalf of our clients.
In addition, in late 2018 the SEC began again to solicit comments on its rules implementing the derivatives provisions of the Dodd-Frank Act, and it is possible that the SEC will finalize some of these rules during 2019. However, the timing remains unclear. While the SEC’s proposals have largely paralleled many of the CFTC’s rules, significant differences between the final CFTC and SEC rules could materially increase the compliance costs associated with, and hinder the efficiency of, our equity and credit derivatives businesses with US persons. For example, significant differences between the SEC rules regarding capital, margin and segregation requirements for OTC derivatives and related CFTC rules, as well as the cross-border application of SEC and CFTC rules, could have such effects. In particular, SEC rules applying public transaction reporting and external business conduct requirements to security-based swaps between non-US persons that are arranged, negotiated or executed by US personnel could discourage non-US counterparties from entering into such transactions, unless the SEC permits substituted compliance with non-US reporting or business conduct requirements. The SEC requirements, as currently finalized, would take effect upon or shortly after security-based swap dealer registration, which will not be required until after the SEC completes several other pending rulemakings relating to security-based swap dealer regulation.
FATCA
Pursuant to an agreement with the US Internal Revenue Service (IRS) entered into in compliance with the US Foreign Account Tax Compliance Act (FATCA), Credit Suisse is required to identify and provide the IRS with information on accounts held by US persons and certain US-owned foreign entities, as well as to withhold tax on payments made to foreign financial institutions (FFIs) that are not in compliance with FATCA and account holders who fail to provide sufficient information to classify an account as a US or non-US account. Switzerland and the United States have entered into a “Model 2” intergovernmental agreement to implement FATCA, pursuant to which US authorities may ask Swiss authorities for administrative assistance in connection with group requests where consent to provide information regarding potential US accounts is not provided to FFIs, such as Credit Suisse. The Swiss Federal Council announced on October 8, 2014 that it intends to negotiate a Model 1 intergovernmental agreement that would replace the existing agreement and that would instead require FFIs in Switzerland to report US accounts to the Swiss authorities, who would in turn report that information to the IRS. It is unclear when negotiations will continue for the Model 1 intergovernmental agreement and when any new regime would come into force. We are continuing to follow developments regarding FATCA closely and are coordinating with all relevant authorities.
Resolution regime
The Dodd-Frank Act also established an “Orderly Liquidation Authority”, a regime for the orderly liquidation of systemically significant non-bank financial companies, which could potentially apply to certain of our US entities. The Secretary of the US Treasury may under certain circumstances appoint the FDIC as receiver for a failing financial company in order to prevent risks to US financial stability. The FDIC would then have the authority to charter a “bridge” company to which it can transfer assets and liabilities of the financial company, including swaps and other QFCs, in order to preserve the continuity of critical functions of the financial company. The FDIC has indicated that it prefers a single-point-of-entry strategy, although it retains the ability to resolve individual financial companies. On February 17, 2016, the FDIC and SEC proposed rules that would clarify the application of the Securities Investor Protection Act in a receivership for a systemically significant broker-dealer under the Dodd-Frank Act’s Orderly Liquidation Authority.
In addition, the Dodd-Frank Act and related rules promulgated by the Fed and the FDIC require bank holding companies and companies treated as bank holding companies with total consolidated assets of USD 100 billion or more, such as us, and certain designated non-bank financial firms, to submit periodically to the Fed and the FDIC resolution plans describing the strategy for rapid and orderly resolution under the US Bankruptcy Code or other applicable insolvency regimes, though such plans may not rely on the Orderly Liquidation Authority. The Fed and FDIC delayed our deadline for submission of our next US resolution plan until July 2020.
Cybersecurity
Federal and state regulators, including the DFS, FINRA and the SEC, have increasingly focused on cybersecurity risks and responses for regulated entities. For example, the DFS cybersecurity regulation applies to any licensed person, including DFS-licensed branches of non-US banks, and requires each company to assess its specific risk profile periodically and design a program that addresses its risks in a robust fashion. Each covered entity must monitor its systems and networks and notify the superintendent of the DFS within 72 hours after it is determined that a material cybersecurity event has occurred. Similarly, FINRA has identified cybersecurity as a significant risk and will assess firms’ programs to mitigate those risks. In addition, the SEC has issued expanded interpretative guidance that highlights requirements under US federal securities laws that public operating companies must pay particular attention to with respect to cybersecurity risks and incidents.
EU
Financial services regulation and supervision
Our EU banks, investment firms and fund managers are subject to extensive regulation by EU and national regulatory authorities, whose requirements are increasingly imposed under EU directives and regulations aimed at increasing integration and harmonization in the European market for financial services. While regulations have immediate and direct effect in EU member states, directives must be implemented through national legislation. As a result, the terms of implementation of directives are not always consistent from country to country. In response to the financial crisis and in order to strengthen European supervisory arrangements, the EU established the European Systemic Risk Board, which has macro-prudential oversight of the financial system. The EU has also established three supervisory authorities responsible for promoting greater harmonization and consistent application of EU legislation by national regulators: EBA, the European Securities and Markets Authority (ESMA) and the European Insurance and Occupational Pensions Authority.
The Basel III capital framework is implemented in the EU by the CRD IV and the CRR (together with CRD IV, the CRD IV package). The CRD IV package comprises a single prudential rule book for banks and investment firms and establishes corporate governance and remuneration requirements, including a cap on variable remuneration for EU banks and investment firms.
Within the eurozone, banks are supervised within the Single Supervisory Mechanism. This empowers the European Central Bank (ECB) to act as a single direct supervisor for significant banks in the 17 eurozone countries and for certain non-eurozone countries which may choose to participate in the Single Supervisory Mechanism.
The revised Markets in Financial Instruments Directive (MiFID II) and MiFIR have introduced a number of significant changes to the regulatory framework established by the Markets in Financial Instruments Directive (MiFID I), and the European Commission has adopted a number of delegated and implementing measures, which supplement their requirements. In particular, MiFID II and MiFIR have introduced enhanced organizational and business conduct standards that apply to investment firms, including a number of Credit Suisse EU entities advising clients within the European Economic Area. These provisions include standards for managing conflicts of interest, best execution and enhanced investor protection. MiFID II has also enforced specific safeguards for algorithmic and high-frequency trading and introduced a ban on the receipt of investment research by portfolio managers and providers of independent investment advice unless paid for by clients.
The Directive on payment services in the internal market (PSD2), the main piece of legislation governing payment services in the EU, came into force on January 12, 2016 and was required to be transposed into their national legislation by the member states by January 13, 2018. Among other things, PSD2 extends the geographical scope of transparency and conduct of business requirements to payments to and from third countries where one of the payment service providers is located in the EU, and to transactions in non-EU currencies that have at least one leg in the EU. In addition, PSD2 has introduced more stringent requirements relating to operational and security risks. Further delegated legislation will apply from September 14, 2019. In order to comply with the new regime, financial institutions, such as Credit Suisse, may have to make changes to their payment services terms and conditions, as well as to adapt their processes and IT systems.
The Benchmarks Regulation (BMR) introduces new rules aimed at ensuring greater accuracy and integrity of benchmarks in financial instruments. The BMR sets out various requirements which will govern the activities of benchmark administrators and submitters. The majority of the provisions of the BMR have applied since January 1, 2018. Certain requirements introduced by the BMR have applied to Credit Suisse in its capacity as a contributor to certain critical benchmarks from June 30, 2016. A number of European Commission Delegated Regulations supplementing the BMR entered into force in 2018. The regulations specify, among other things, the criteria for assessing whether certain events would result in significant and adverse impacts on matters including the market integrity and financial stability of one or more member states and the conditions to assess the impact resulting from the cessation of, or change to, existing benchmarks.
On January 4, 2017, the European Commission Delegated Regulation supplementing the European Market Infrastructure Regulation (also known as “EMIR”) with regard to regulatory technical standards for risk mitigation techniques for OTC derivatives not cleared by a central counterparty entered into force. The delegated regulation imposes a requirement on financial counterparties and non-financial counterparties above the clearing threshold to collect initial margin and variation margin in respect of non-centrally cleared OTC derivative transactions. The requirements relating to initial margin and variation margin have applied since February 4, 2017 in relation to the largest market participants. Other market participants have become or in the future will become subject to the requirements relating to initial margin through a series of annual phase-in dates, starting September 1, 2017. Requirements relating to variation margin have applied to all financial and non-financial counterparties above the clearing threshold since March 1, 2017.
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
Data protection regulation
The General Data Protection Regulation (GDPR) is now fully applicable and applies to the processing of personal data in the context of our EU establishments as well as in relation to the processing of personal data of individuals in the EU by our non-EU establishments to the extent such non-EU establishments are offering products and/or services to EU customers or monitoring their behavior in the EU. The GDPR requires us to take various measures to ensure compliance with the regulation, including processing personal data in accordance with the data protection principles, maintaining records of data processing, ensuring adequate security for personal data, complying with data breach notification requirements, and giving effect to data subjects’ rights. Furthermore, in accordance with the GDPR, we have appointed a Data Protection Officer who is responsible for monitoring our compliance with the GDPR and providing advice in connection with the regulation. The GDPR grants broad enforcement powers to data protection authorities, including the potential to levy significant administrative fines for non-compliance.
UK
Banking regulation and supervision
The principal statutory regulators of financial services activity in the UK are the PRA, a part of the Bank of England, which is responsible for the micro-prudential regulation of banks and larger investment firms, and the Financial Conduct Authority (FCA), which regulates markets, the conduct of business of all financial firms, and the prudential regulation of firms not regulated by the PRA. In addition, the Financial Policy Committee of the Bank of England is responsible for macro-prudential regulation.
As a member state of the EU, the UK is required to implement EU directives into national law. The regulatory regime for banks operating in the UK conforms to required EU standards, including compliance with capital adequacy standards, customer protection requirements, conduct of business rules and anti-money laundering rules. These standards, requirements and rules are similarly implemented, under the same directives, throughout the other member states of the EU in which we operate.
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
Our liquidity could be impaired if we were unable to access the capital markets, sell our assets, our liquidity costs increase or as a result of uncertainties regarding the possible discontinuation of benchmark rates
Our ability to borrow on a secured or unsecured basis and the cost of doing so can be affected by increases in interest rates or credit spreads, the availability of credit, regulatory requirements relating to liquidity or the market perceptions of risk relating to us, certain of our counterparties or the banking sector as a whole, including our perceived or actual creditworthiness. An inability to obtain financing in the unsecured long-term or short-term debt capital markets, or to access the secured lending markets, could have a substantial adverse effect on our liquidity. In challenging credit markets our funding costs may increase or we may be unable to raise funds to support or expand our businesses, adversely affecting our results of operations. Following the financial crisis in 2008 and 2009, our costs of liquidity have been significant and we expect to incur ongoing costs as a result of regulatory requirements for increased liquidity. In addition, in July 2017, the FCA, which regulates the London interbank offered rate (LIBOR), announced that the FCA will no longer persuade or compel banks to submit rates for the calculation of the LIBOR benchmark after 2021. As such, it appears highly likely that LIBOR will be discontinued after 2021. Any such developments or future changes in the administration of benchmarks could result in adverse consequences to the return on, value of and market for securities and other instruments whose returns or contractual mechanics are linked to any such benchmark, including those issued by the Group. For example, alternative reference rates may not provide a term structure and may require a change in contractual terms of products currently indexed on terms other than overnight. The replacement of LIBOR or any other benchmark with an alternative reference rate could negatively impact the value of and return on existing securities and other contracts and result in mispricing and additional legal, financial, operational, compliance, reputational or other risks to us, our clients and other market participants. In addition, any transition to alternative reference rates will require changes to our documentation, methodologies, processes, controls, systems and operations, which would result in increased effort and cost.
> Refer to “Potential replacement of interbank offered rates” in II – Operating and financial review – Credit Suisse – Other information for further information.
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
Changes in our ratings may adversely affect our business
Ratings are assigned by rating agencies. They may lower, indicate their intention to lower or withdraw their ratings at any time. The major rating agencies remain focused on the financial services industry, particularly on uncertainties as to whether firms pose systemic risk in a financial or credit crisis, and on such firms’ potential vulnerability to market sentiment and confidence, particularly during periods of severe economic stress. Any downgrades in our ratings could increase our borrowing costs, limit our access to capital markets, increase our cost of capital and adversely affect the ability of our businesses to sell or market their products, engage in business transactions – particularly financing and derivatives transactions – and retain our clients.
Market risk
We may incur significant losses on our trading and investment activities due to market fluctuations and volatility
Although we continued to strive to reduce our balance sheet and made significant progress in implementing our strategy in 2018, we continue to maintain large trading and investment positions and hedges in the debt, currency and equity markets, and in private equity, hedge funds, real estate and other assets. These positions could be adversely affected by volatility in financial and other markets, that is, the degree to which prices fluctuate over a particular period in a particular market, regardless of market levels. To the extent that we own assets, or have net long positions, in any of those markets, a downturn in those markets could result in losses from a decline in the value of our net long positions. Conversely, to the extent that we have sold assets that we do not own, or have net short positions, in any of those markets, an upturn in those markets could expose us to potentially significant losses as we attempt to cover our net short positions by acquiring assets in a rising market. Market fluctuations, downturns and volatility can adversely affect the fair value of our positions and our results of operations. Adverse market or economic conditions or trends have caused, and in the future may cause, a significant decline in our net revenues and profitability.
Our businesses and organization are subject to the risk of loss from adverse market conditions and unfavorable economic, monetary, political, legal, regulatory and other developments in the countries in which we operate
As a global financial services company, our businesses are materially affected by conditions in the financial markets, economic conditions generally and other developments in Europe, the US, Asia and elsewhere around the world. The recovery from the economic crisis of 2008 and 2009 continues to be sluggish in several key developed markets. The European sovereign debt crisis as well as US debt levels and the federal budget process have not been permanently resolved. In addition, commodity price volatility and concerns about emerging markets have affected financial markets. Financial market volatility increased significantly during 2018, and several global financial market indices declined sharply in the fourth quarter of 2018. Our financial condition and results of operations could be materially adversely affected if these conditions do not improve, or if they stagnate or worsen. Further, various countries in which we operate or invest have experienced severe economic disruptions particular to that country or region, including extreme currency fluctuations, high inflation, or low or negative growth, among other negative conditions. Concerns about weaknesses in the economic and fiscal condition of certain European countries have continued, especially with regard to how such weaknesses might affect other economies as well as financial institutions (including us) which lent funds to or did business with or in those countries.
Continued concern about European economies, including the refugee crisis and political uncertainty as well as in relation to the UK’s withdrawal from the EU, could cause disruptions in market conditions in Europe and around the world. UK Prime Minister Theresa May initiated the two-year process of negotiations for withdrawal from the EU in March 2017, with an anticipated date of withdrawal in 2019 (subject to any transitional arrangements that may be agreed between the EU and the UK). The results of this negotiation and the macroeconomic impact of this decision are difficult to predict and are expected to remain uncertain for a prolonged period. Among the significant global implications of the UK referendum was the increased uncertainty concerning a potentially more persistent and widespread imposition by central banks of negative interest rate policies. We cannot accurately predict the impact of the UK leaving the EU on Credit Suisse and such impact may negatively affect our future results of operations and financial condition. Our legal entities that are organized or operate in the UK could face limitations on providing services or otherwise conducting business in the EU following the UK’s withdrawal, which may require us, immediately or following any applicable transitional period, to implement potentially significant changes to our legal entity structure and locations in which we conduct certain operations.
> Refer to “UK-EU relationship” in Regulation and supervision – Recent regulatory developments and proposals – UK for further information.
While the execution of the program evolving the Group’s legal entity structure to meet developing and future regulatory requirements has substantially concluded, there remain a number of uncertainties that may affect the feasibility, scope and timing of the intended results relating to the evolution of our legal entity structure. Significant legal and regulatory changes affecting us and our operations may require us to make further changes in our legal structure. The implementation of these changes has required, and may further require, significant time and resources and has increased, and may potentially further increase, operational, capital, funding and tax costs as well as our counterparties’ credit risk. The environment of political uncertainty in continental Europe may also affect our business. The popularity of nationalistic sentiments may result in significant shifts in national policy and a decelerated path to further European integration. Similar uncertainties exist regarding the impact of recent and proposed changes in US policies on trade, immigration, climate change and foreign relations. Growing global trade tensions, including between key trading partners such as China, the US and the EU, may be disruptive to global economic growth and may also negatively affect our business.
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
Unfavorable market and economic conditions have affected our businesses over the last years, including the low interest rate environment, continued cautious investor behavior and changes in market structure. These negative factors have been reflected in lower commissions and fees from our client-flow sales and trading and asset management activities, including commissions and fees that are based on the value of our clients’ portfolios. Investment performance that is below that of competitors or asset management benchmarks could result in a decline in assets under management and related fees and make it harder to attract new clients. There has been a fundamental shift in client demand away from more complex products and significant client deleveraging, and our results of operations related to private banking and asset management activities have been and could continue to be adversely affected as long as this continues.
Adverse market or economic conditions have also negatively affected our private equity investments and may negatively affect them in the future since, if a private equity investment substantially declines in value, we may not receive any increased share of the income and gains from such investment (to which we are entitled in certain cases when the return on such investment exceeds certain threshold returns), may be obligated to return to investors previously received excess carried interest payments and may lose our pro rata share of the capital invested. In addition, it could become more difficult to dispose of the investment as even investments that are performing well may prove difficult to exit.
In addition to the macroeconomic factors discussed above, other events beyond our control, including terrorist attacks, cyber attacks, military conflicts, economic or political sanctions, disease pandemics, political unrest or natural disasters, could have a material adverse effect on economic and market conditions, market volatility and financial activity, with a potential related effect on our businesses and results.
We may incur significant losses in the real estate sector
We finance and acquire principal positions in a number of real estate and real estate-related products, primarily for clients, and originate loans secured by commercial and residential properties. As of December 31, 2018, our real estate loans as reported to the SNB totaled approximately CHF 146 billion. We also securitize and trade in commercial and residential real estate and real estate-related whole loans, mortgages and other real estate and commercial assets and products, including CMBS and RMBS. Our real estate-related businesses and risk exposures could be adversely affected by any downturn in real estate markets, other sectors and the economy as a whole. In particular, the risk of potential price corrections in the real estate market in certain areas of Switzerland could have a material adverse effect on our real estate-related businesses.
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

Credit risk
We may suffer significant losses from our credit exposures
Our businesses are subject to the fundamental risk that borrowers and other counterparties will be unable to perform their obligations. Our credit exposures exist across a wide range of transactions that we engage in with a large number of clients and counterparties, including lending relationships, commitments and letters of credit, as well as derivative, currency exchange and other transactions. Our exposure to credit risk can be exacerbated by adverse economic or market trends, as well as increased volatility in relevant markets or instruments. In addition, disruptions in the liquidity or transparency of the financial markets may result in our inability to sell, syndicate or realize the value of our positions, thereby leading to increased concentrations. Any inability to reduce these positions may not only increase the market and credit risks associated with such positions, but also increase the level of risk-weighted assets on our balance sheet, thereby increasing our capital requirements, all of which could adversely affect our businesses.
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
> Refer to “Credit risk” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk coverage and management and “Note 1 – Summary of significant accounting policies”, “Note 9 – Provision for credit losses” and “Note 19 – Loans, allowance for loan losses and credit quality” in VI – Consolidated financial statements – Credit Suisse Group for information on provisions for loan losses and related risk mitigation.
Under certain circumstances, we may assume long-term credit risk, extend credit against illiquid collateral and price derivative instruments aggressively based on the credit risks that we take. As a result of these risks, our capital and liquidity requirements may continue to increase.
Defaults by one or more large financial institutions could adversely affect financial markets generally and us specifically
Concerns or even rumors about or a default by one institution could lead to significant liquidity problems, losses or defaults by other institutions because the commercial soundness of many financial institutions may be closely related as a result of credit, trading, clearing or other relationships between institutions. This risk is sometimes referred to as systemic risk. Concerns about defaults by and failures of many financial institutions, particularly those in or with significant exposure to the eurozone, continued in 2018 and could continue to lead to losses or defaults by financial institutions and financial intermediaries with which we interact on a daily basis, such as clearing agencies, clearing houses, banks, securities firms and exchanges. Our credit risk exposure will also increase if the collateral we hold cannot be realized or can only be liquidated at prices insufficient to cover the full amount of exposure.
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
Risks relating to our strategy
We may not achieve all of the expected benefits of our strategic initiatives
In October 2015, we announced a comprehensive new strategic direction, structure and organization of the Group, which we updated in 2016, 2017 and 2018. Our ability to implement our strategic direction, structure and organization is based on a number of key assumptions regarding the future economic environment, the economic growth of certain geographic regions, the regulatory landscape, our ability to meet certain financial goals and targets, anticipated interest rates and central bank action, among other things. If any of these assumptions (including but not limited to our ability to meet certain financial goals and targets) prove inaccurate in whole or in part, our ability to achieve some or all of the expected benefits of this strategy could be limited, including our ability to meet our stated financial goals and targets and retain key employees. Factors beyond our control, including but not limited to market and economic conditions, changes in laws, rules or regulations, including the application of regulations to be issued by the US Internal Revenue Service related to BEAT, execution risk related to the implementation of our strategy and other challenges and risk factors discussed in this report, could limit our ability to achieve some or all of the expected benefits of this strategy. If we are unable to implement our strategy successfully in whole or in part or should the components of the strategy that are implemented fail to produce the expected benefits, our financial results and our share price may be materially and adversely affected.
> Refer to “Strategy” for further information on our strategic direction.

Additionally, part of our strategy involves a change in focus within certain areas of our business, which may have unanticipated negative effects in other areas of the business and may result in an adverse effect on our business as a whole.
The implementation of our strategy may increase our exposure to certain risks, including but not limited to credit risks, market risks, operational risks and regulatory risks. We also seek to achieve certain financial goals and targets, for example in relation to return on tangible equity, which may or may not be successful. There is no guarantee that we will be able to achieve these goals and targets in the form described or at all. Finally, changes to the organizational structure of our business, as well as changes in personnel and management, may lead to temporary instability of our operations.
In addition, acquisitions and other similar transactions we undertake subject us to certain risks. Even though we review the records of companies we plan to acquire, it is generally not feasible for us to review all such records in detail. Even an in-depth review of records may not reveal existing or potential problems or permit us to become familiar enough with a business to assess fully its capabilities and deficiencies. As a result, we may assume unanticipated liabilities (including legal and compliance issues), or an acquired business may not perform as well as expected. We also face the risk that we will not be able to integrate acquisitions into our existing operations effectively as a result of, among other things, differing procedures, business practices and technology systems, as well as difficulties in adapting an acquired company into our organizational structure. We face the risk that the returns on acquisitions will not support the expenditures or indebtedness incurred to acquire such businesses or the capital expenditures needed to develop such businesses. We also face the risk that unsuccessful acquisitions will ultimately result in our having to write down or write off any goodwill associated with such transactions. We continue to have a significant amount of goodwill relating to our acquisition of Donaldson, Lufkin & Jenrette Inc. and other transactions recorded on our balance sheet that could result in additional goodwill impairment charges.
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
> Refer to “Off-balance sheet” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Balance sheet and off-balance sheet for information on our transactions with and commitments to SPEs.
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

We may face significant losses in emerging markets
An element of our strategy is to scale up our private banking businesses in emerging market countries. Our implementation of that strategy will necessarily increase our existing exposure to economic instability in those countries. We monitor these risks, seek diversity in the sectors in which we invest and emphasize client-driven business. Our efforts at limiting emerging market risk, however, may not always succeed. In addition, various emerging market countries, such as Brazil during 2017 and 2018, have experienced and may continue to experience severe economic, financial and political disruptions or slower economic growth than in prior years. In addition, sanctions have been imposed on certain individuals and companies in Russia and further sanctions are possible. The possible effects of any such disruptions may include an adverse impact on our businesses and increased volatility in financial markets generally.
Currency fluctuations may adversely affect our results of operations
We are exposed to risk from fluctuations in exchange rates for currencies, particularly the US dollar. In particular, a substantial portion of our assets and liabilities are denominated in currencies other than the Swiss franc, which is the primary currency of our financial reporting. Our capital is also stated in Swiss francs, and we do not fully hedge our capital position against changes in currency exchange rates. The Swiss franc weakened slightly against the US dollar and strengthened against the euro in 2018.
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
Operational risk
We are exposed to a wide variety of operational risks, including cybersecurity and other information technology risks
Operational risk is the risk of financial loss arising from inadequate or failed internal processes, people or systems or from external events. In general, although we have business continuity plans, our businesses face a wide variety of operational risks, including technology risk that stems from dependencies on information technology, third-party suppliers and the telecommunications infrastructure as well as from the interconnectivity of multiple financial institutions with central agents, exchanges and clearing houses. As a global financial services company, we rely heavily on our financial, accounting and other data processing systems, which are varied and complex. Our business depends on our ability to process a large volume of diverse and complex transactions, including derivatives transactions, which have increased in volume and complexity. We are exposed to operational risk arising from errors made in the execution, confirmation or settlement of transactions or from transactions not being properly recorded or accounted for. Cybersecurity and other information technology risks for financial institutions have significantly increased in recent years. Regulatory requirements in these areas have increased and are expected to increase further.
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
A cyber attack, information or security breach or technology failure may result in operational issues, the infiltration of payment systems or the unauthorized release, gathering, monitoring, misuse, loss or destruction of confidential, proprietary and other information relating to Credit Suisse, our clients, vendors, service providers, counterparties or other third parties. Given our global footprint and the high volume of transactions we process, the large number of clients, partners and counterparties with which we do business, our growing use of digital, mobile and internet-based services, and the increasing frequency, sophistication and evolving nature of cyber attacks, a cyber attack, information or security breach or technology failure may occur without detection for an extended period of time. In addition, we expect that any investigation of a cyber attack, information or security breach or technology failure will be inherently unpredictable and it may take time before any investigation is complete. During such time, we may not know the extent of the harm or how best to remediate it and certain errors or actions may be repeated or compounded before they are discovered and rectified, all or any of which would further increase the costs and consequences of a cyber attack, information or security breach or technology failure.
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
Risk management
We have risk management procedures and policies designed to manage our risk. These techniques and policies, however, may not always be effective, particularly in highly volatile markets. We continue to adapt our risk management techniques, in particular value-at-risk and economic capital, which rely on historical data, to reflect changes in the financial and credit markets. No risk management procedures can anticipate every market development or event, and our risk management procedures and hedging strategies, and the judgments behind them, may not fully mitigate our risk exposure in all markets or against all types of risk.
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
> Refer to “Note 39 – Litigation” in VI – Consolidated financial statements – Credit Suisse Group for information relating to these and other legal and regulatory proceedings involving our investment banking and other businesses.
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
Regulatory changes may adversely affect our business and ability to execute our strategic plans
As a participant in the financial services industry, we are subject to extensive regulation by governmental agencies, supervisory authorities and self-regulatory organizations in Switzerland, the EU, the UK, the US and other jurisdictions in which we operate around the world. Such regulation is increasingly more extensive and complex and, in recent years, costs related to our compliance with these requirements and the penalties and fines sought and imposed on the financial services industry by regulatory authorities have all increased significantly and may increase further. Moreover, a number of these requirements are currently being finalized and their regulatory burden may further increase in the future. For example, the Basel III reforms are still being finalized and implemented and/or phased-in, as applicable, and new gone concern requirements may be introduced for Credit Suisse AG. These regulations often serve to limit our activities, including through the application of increased or enhanced capital, leverage and liquidity requirements, the addition of capital surcharges for risks related to operational, litigation, regulatory and similar matters, customer protection and market conduct regulations and direct or indirect restrictions on the businesses in which we may operate or invest. Such limitations can have a negative effect on our business and our ability to implement strategic initiatives. To the extent we are required to divest certain businesses, we could incur losses, as we may be forced to sell such businesses at a discount, which in certain instances could be substantial, as a result of both the constrained timing of such sales and the possibility that other financial institutions are liquidating similar investments at the same time.
Since 2008, regulators and governments have focused on the reform of the financial services industry, including enhanced capital, leverage and liquidity requirements, changes in compensation practices (including tax levies) and measures to address systemic risk, including ring-fencing certain activities and operations within specific legal entities. We are already subject to extensive regulation in many areas of our business and expect to face increased regulation and regulatory scrutiny and enforcement. These various regulations and requirements could require us to reduce assets held in certain subsidiaries or inject capital or other funds into or otherwise change our operations or the structure of our subsidiaries and the Group. We expect such increased regulation to continue to increase our costs, including, but not limited to, costs related to compliance, systems and operations, as well as affect our ability to conduct certain types of business, which could adversely affect our profitability and competitive position. Variations in the details and implementation of such regulations may further negatively affect us, as certain requirements currently are not expected to apply equally to all of our competitors or to be implemented uniformly across jurisdictions.
For example, the additional requirements related to minimum regulatory capital, leverage ratios and liquidity measures imposed by Basel III, as implemented in Switzerland, together with more stringent requirements imposed by the Swiss legislation, and the related implementing ordinances and actions by our regulators, have contributed to our decision to reduce risk-weighted assets and the size of our balance sheet, and could potentially impact our access to capital markets and increase our funding costs. In addition, the ongoing implementation in the US of the provisions of the Dodd-Frank Act, including the “Volcker Rule”, derivatives regulation, and other regulatory developments described in “Regulation and supervision”, have imposed, and will continue to impose, new regulatory burdens on certain of our operations. These requirements have contributed to our decision to exit certain businesses (including a number of our private equity businesses) and may lead us to exit other businesses. Recent CFTC, SEC and Fed rules and proposals have materially increased, or could in the future materially increase, the operating costs, including margin requirements, compliance, information technology and related costs, associated with our derivatives businesses with US persons, while at the same time making it more difficult for us to transact derivatives business outside the US. Further, in 2014, the Fed adopted a final rule under the Dodd-Frank Act that created a new framework for regulation of the US operations of foreign banking organizations such as ours. Certain aspects of the framework are still to be implemented. Implementation is expected to continue to result in our incurring additional costs and to affect the way we conduct our business in the US, including through our US IHC. Certain of these proposals are not final or may be subject to further modification or changes, and the ultimate impact of any final requirements cannot be predicted at this time. Further, already enacted and possible future cross-border tax regulation with extraterritorial effect, such as FATCA, and other bilateral or multilateral tax treaties and agreements on the automatic exchange of information in tax matters, impose detailed reporting obligations and increased compliance and systems-related costs on our businesses. In addition, the US tax reform enacted on December 22, 2017 introduced substantial changes to the US tax system, including the lowering of the corporate tax rate and the introduction of BEAT. Additionally, implementation of CRD IV, MiFID II and MiFIR and their Swiss counterpart, the Federal Financial Services Act (FFSA), and other reforms may negatively affect our business activities. Whether or not the FFSA, together with supporting or implementing laws and regulations, will be deemed equivalent to MiFID II is uncertain. Swiss banks, including us, may accordingly be limited from participating in businesses regulated by such laws. Finally, we expect that TLAC requirements, which took effect on January 1, 2019 in Switzerland and the US, as well as in the UK, and are being finalized in many other jurisdictions, including the EU, as well as new requirements and rules with respect to the internal total loss-absorbing capacity of G-SIBs and their operating entities (iTLAC), may increase our cost of funding and restrict our ability to deploy capital and liquidity on a global basis as needed when they are implemented.
Further, following the formal notification by the UK of its decision to leave the EU, negotiations have been carried out on the withdrawal agreement and the final outcome remains uncertain. Negotiations include the renegotiation, either during a transitional period or more permanently, of a number of regulatory and other arrangements between the EU and the UK that could directly impact our business. Adverse changes to any of these arrangements, and even uncertainty over potential changes during the remaining period of negotiation, could potentially impact our results.
> Refer to “UK-EU relationship” in Regulation and supervision – Recent regulatory developments and proposals – UK for further information.
In addition, there have been frequent and complex changes in sanction regimes imposed on countries, entities and individuals in recent years. As a result, our costs of monitoring and complying with sanctions requirements have increased, and there is an increased risk that we will not timely identify prohibited activity.
We expect the financial services industry and its members, including us, to continue to be affected by the significant uncertainty over the scope and content of regulatory reform in 2019 and beyond. The uncertainty about the future US regulatory agenda, which includes a variety of proposals to change existing regulations or the approach to regulation of the financial industry and potential changes in regulation following a UK withdrawal from the EU and the results of national elections in Europe may result in significant changes in the regulatory direction and policies applicable to us. Changes in laws, rules or regulations, or in their interpretation or enforcement, or the implementation of new laws, rules or regulations, may adversely affect our results of operations.
Despite our best efforts to comply with applicable regulations, a number of risks remain, particularly in areas where applicable regulations may be unclear or inconsistent among jurisdictions or where regulators or international bodies, organizations or unions revise their previous guidance or courts overturn previous rulings. Additionally, authorities in many jurisdictions have the power to bring administrative or judicial proceedings against us, which could result in, among other things, suspension or revocation of our licenses, cease and desist orders, fines, civil penalties, criminal penalties or other disciplinary action which could materially adversely affect our results of operations and seriously harm our reputation.
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

Swiss resolution proceedings and resolution planning requirements may affect our shareholders and creditors
Pursuant to Swiss banking laws, FINMA has broad powers and discretion in the case of resolution proceedings with respect to a Swiss bank, such as Credit Suisse AG or Credit Suisse (Schweiz) AG, and to a Swiss parent company of a financial group, such as Credit Suisse Group AG. These broad powers include the power to open restructuring proceedings with respect to Credit Suisse AG, Credit Suisse (Schweiz) AG or Credit Suisse Group AG and, in connection therewith, cancel the outstanding equity of the entity subject to such proceedings, convert such entity’s debt instruments and other liabilities into equity and/or cancel such debt instruments and other liabilities, in each case, in whole or in part, and stay (for a maximum of two business days) certain rights under contracts to which such entity is a party, as well as the power to order protective measures, including the deferment of payments, and institute liquidation proceedings with respect to Credit Suisse AG, Credit Suisse (Schweiz) AG or Credit Suisse Group AG. The scope of such powers and discretion and the legal mechanisms that would be utilized are subject to development and interpretation.
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
Any conversion of our convertible capital instruments would dilute the ownership interests of existing shareholders
Under Swiss regulatory capital rules, we are required to issue a significant amount of contingent capital instruments, certain of which would convert into common equity upon the occurrence of specified triggering events, including our CET1 ratio falling below prescribed thresholds (7% in the case of high-trigger instruments), or a determination by FINMA that conversion is necessary, or that we require extraordinary public sector capital support, to prevent us from becoming insolvent. As of December 31, 2018, we had 2,550.6 million common shares outstanding and we had issued in the aggregate an equivalent of CHF 1.5 billion in principal amount of such contingent convertible capital instruments, and we may issue more such contingent convertible capital instruments in the future. The conversion of some or all of our contingent convertible capital instruments due to the occurrence of any of such triggering events would result in the dilution of the ownership interests of our then existing shareholders, which dilution could be substantial. Additionally, any conversion, or the anticipation of the possibility of a conversion, could depress the market price of our ordinary shares.
> Refer to “Contingent convertible capital instruments” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management – Capital instruments for more information on the triggering events related to our contingent convertible capital instruments.
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
Competition
We face intense competition
We face intense competition in all financial services markets and for the products and services we offer. Consolidation through mergers, acquisitions, alliances and cooperation, including as a result of financial distress, has increased competitive pressures. Competition is based on many factors, including the products and services offered, pricing, distribution systems, customer service, brand recognition, perceived financial strength and the willingness to use capital to serve client needs. Consolidation has created a number of firms that, like us, have the ability to offer a wide range of products, from loans and deposit-taking to brokerage, investment banking and asset management services. Some of these firms may be able to offer a broader range of products than we do, or offer such products at more competitive prices. Current market conditions have resulted in significant changes in the competitive landscape in our industry as many institutions have merged, altered the scope of their business, declared bankruptcy, received government assistance or changed their regulatory status, which will affect how they conduct their business. In addition, current market conditions have had a fundamental impact on client demand for products and services. Some new competitors in the financial technology sector have sought to target existing segments of our businesses that could be susceptible to disruption by innovative or less regulated business models. Emerging technology may also result in further competition in the markets in which we operate. We can give no assurance that our results of operations will not be adversely affected.
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

[this page intentionally left blank]

II – Operating and financial review
Operating environment
Credit Suisse
Swiss Universal Bank
International Wealth Management
Asia Pacific
Global Markets
Investment Banking & Capital Markets
Strategic Resolution Unit
Corporate Center
Assets under management
Critical accounting estimates

Operating environment
Global economic growth decelerated in 2018 as the year progressed. Global equity markets depreciated in the final quarter and ended the year lower and equity market volatility increased significantly. The US dollar outperformed against major currencies in 2018.
Economic environment
Global economic growth was strong at the start of 2018, but falling business surveys and weaker manufacturing data across a range of countries showed decelerating growth as the year progressed. The US economy outperformed the rest of the world, with growth supported by fiscal stimulus and strong private sector income. US core inflation remained close to its 2% target. In the eurozone, economic momentum slowed significantly and core inflation remained subdued. Chinese economic data suggested weaker domestic demand, particularly in the fourth quarter of 2018, despite policy stimulus measures implemented throughout the year. In a number of emerging economies, tighter financial conditions, trade tensions and domestic political turbulence caused growth to slow.
Global monetary policy tightened in 2018. The US Federal Reserve (Fed) raised the target range for the federal funds rate by 25 basis points in every quarter of 2018, finishing the year at 2.25-2.5%. The European Central Bank (ECB) ended its asset purchase program, but left interest rates unchanged. The Swiss National Bank (SNB) kept policy rates unchanged. Elsewhere in developed markets, the Bank of Canada, the Bank of England, and the central banks of Sweden and Norway all raised policy rates in 2018. In emerging markets, a growing number of central banks tightened monetary policy, including in Mexico and South Korea. Brazil was the exception as rates ended the year at a lower level than where they started.
Global equities corrected significantly in the fourth quarter of 2018 on mounting economic growth concerns, finishing 2018 in negative territory and reversing the gains made in the first nine months of the year. Despite strong earnings in the US, global equities lost more than 7% in 2018 as trade tensions and other political uncertainties led to significant declines from previously elevated valuation levels. Among regions, US and Australian equities outperformed, while European, Japanese, and emerging market equities lagged significantly (refer to the charts under “Equity markets”). Among sectors, healthcare was the top performer and the only sector with positive returns. Financials, materials, energy, and industrials were the bottom performers in 2018 as weaker global economic momentum, a flatter US Treasury yield curve, declining commodity prices and political risks weighed on these sectors. Equity market volatility, as measured by the Chicago Board Options Exchange Market Volatility Index (VIX), trended higher in 2018 reversing last year’s historically low levels. The Credit Suisse Hedge Fund Index declined 3% in 2018.

In fixed income, US dollar rates ended the year higher given the monetary tightening by the Fed during 2018. In the fourth quarter of 2018, the USD yield curve began to partially invert as a result of a more cautious outlook on economic growth (refer to the charts under “Yield curves”). For the euro, yields generally decreased and for the Swiss franc, the yield curve steepened. For global fixed income investment grade bonds (including both government and credit), the year ended with a positive performance of approximately 1.5% in US dollar hedged terms. In credits, spreads generally widened from the historically tight level at the beginning of the year (refer to the charts under “Credit spreads”). Emerging market bonds and convertible bonds were the weakest fixed income segments in 2018.
Among major currencies, the US dollar was one of the strongest currencies in 2018. It appreciated from weak levels at the beginning of 2018, and benefited from the continued tightening of US monetary policy and from global risk aversion. The euro depreciated, despite the tapering of quantitative easing by the ECB, as economic momentum slowed and political risks weighed on the currency, particularly following the Italian elections. The Swiss franc also depreciated against the US dollar over the year, but appreciated against the euro as economic and political risks in the eurozone dominated for large parts of the year. The British pound was particularly under pressure in 2018, as uncertainty around the process of the UK withdrawal from the EU led to a deterioration in market sentiment and an increase in volatility. Most emerging market currencies weakened significantly against the US dollar in 2018, particularly the Argentine peso and the Turkish lira. The Russian ruble, the Brazilian real and the South African rand also weakened. The Mexican peso, however, held up relatively well against the US dollar in 2018.
The Credit Suisse Commodities Benchmark ended the year with a negative return of more than 11%, after substantial gains at the beginning of 2018. Energy saw the most pronounced reversal as the sector changed from being the clear outperformer up until the end of the third quarter of 2018 to being among the worst performing segments in the fourth quarter of 2018 after oil and gas prices plunged. Demand concerns and a stronger than expected supply contributed to this weakness. Only industrial metals, which are particularly sensitive to growth and trade policies, fared worse on a full-year comparison. Precious metals were also down for the year amid a strong US dollar. Agricultural prices also declined.

Market volumes (growth in % year on year)
2018	Global	Europe
Equity trading volume [1]	9	5
Announced mergers and acquisitions [2]	19	31
Completed mergers and acquisitions [2]	13	22
Equity underwriting [2]	(14)	(34)
Debt underwriting [2]	(17)	(7)
Syndicated lending – investment grade [2]	31	–
1 London Stock Exchange, Borsa Italiana, Deutsche Börse and BME. Global also includes ICE and NASDAQ.
2 Dealogic.
Sector environment
World bank stocks had a difficult year and underperformed global equity markets in 2018. European bank stocks underperformed world bank stocks in particular in the second and third quarter of 2018. At the end of 2018, world bank stocks traded more than 17% lower compared to 2017 (refer to the charts under “Equity markets”).
In private banking, the industry has experienced a long-term fundamental growth trend fueled by economic growth and a generally supportive investment environment despite a market correction led by equity markets in the fourth quarter of 2018. Against these supportive market trends, challenges included political instability, worry over the threat from greater protectionism among the largest trade partners and the uncertainty over the impact of central banks’ withdrawal from a policy of quantitative easing. In addition, the private banking sector continued to face pressure as it adapts to structural and regulatory changes while pursuing new opportunities and efficiencies arising from digital technology.
In investment banking, global equity trading volumes increased 9% compared to 2017. Global announced mergers & acquisitions (M&A) volumes increased 19% and announced M&A in Europe increased 31%. Global completed M&A volumes increased 13%. In Europe, completed M&A volumes increased 22%. Global equity underwriting volumes decreased 14% and European volumes decreased 34%. Global debt underwriting decreased 17%. US fixed income trading volumes increased, mainly driven by an increase in treasury volumes.
.

Credit Suisse
In 2018, we recorded net income attributable to shareholders of CHF 2,024 million. Return on equity and return on tangible equity were 4.7% and 5.4%, respectively. As of the end of 2018, our CET1 ratio was 12.6%.
Results
	in / end of			% change
	2018	2017	2016	18 / 17	17 / 16
Statements of operations (CHF million)
Net interest income	7,009	6,557	7,562	7	(13)
Commissions and fees	11,890	11,817	11,092	1	7
Trading revenues [1]	624	1,317	313	(53)	321
Other revenues	1,397	1,209	1,356	16	(11)
Net revenues	20,920	20,900	20,323	0	3
Provision for credit losses	245	210	252	17	(17)
Compensation and benefits	9,620	10,367	10,652	(7)	(3)
General and administrative expenses	5,798	6,645	9,690	(13)	(31)
Commission expenses	1,259	1,430	1,455	(12)	(2)
Restructuring expenses	626	455	540	38	(16)
Total other operating expenses	7,683	8,530	11,685	(10)	(27)
Total operating expenses	17,303	18,897	22,337	(8)	(15)
Income/(loss) before taxes	3,372	1,793	(2,266)	88	–
Income tax expense	1,361	2,741	441	(50)	–
Net income/(loss)	2,011	(948)	(2,707)	–	(65)
Net income/(loss) attributable to noncontrolling interests	(13)	35	3	–	–
Net income/(loss) attributable to shareholders	2,024	(983)	(2,710)	–	(64)
Statement of operations metrics (%)
Return on regulatory capital	7.4	3.9	(4.7)	–	–
Cost/income ratio	82.7	90.4	109.9	–	–
Effective tax rate	40.4	152.9	(19.5)	–	–
Earnings per share (CHF)
Basic earnings/(loss) per share	0.79	(0.41)	(1.27)	–	(68)
Diluted earnings/(loss) per share	0.77	(0.41)	(1.27)	–	(68)
Return on equity (%)
Return on equity	4.7	(2.3)	(6.1)	–	–
Return on tangible equity [2]	5.4	(2.6)	(6.9)	–	–
Balance sheet statistics (CHF million)
Total assets	768,916	796,289	819,861	(3)	(3)
Risk-weighted assets [3]	284,582	271,680	268,045	5	1
Leverage exposure [3]	881,386	916,525	950,763	(4)	(4)
Number of employees (full-time equivalents)
Number of employees	45,680	46,840	47,170	(2)	(1)
1
Represent revenues on a product basis which are not representative of business results within our business segments as segment results utilize financial instruments across various product types. In the fourth quarter of 2018, we were involved in a tender offer of an issuer with respect to its own common shares that resulted in negative trading revenues, offset by positive net interest income as a result of a related dividend distribution by the same issuer.

2
Based on tangible shareholders' equity, a non-GAAP financial measure, which is calculated by deducting goodwill and other intangible assets from total shareholders' equity as presented in our balance sheet. Management believes that the return on tangible equity is meaningful as it allows consistent measurement of the performance of businesses without regard to whether the businesses were acquired.

3 Disclosed on a look-through basis.

Results summary
2018 results
In 2018, Credit Suisse reported net income attributable to shareholders of CHF 2,024 million compared to a net loss attributable to shareholders of CHF 983 million in 2017. The 2017 results included income tax expenses of CHF 2,741 million, mainly reflecting the re-assessment of deferred tax assets with an associated tax charge of CHF 2.3 billion, primarily resulting from a reduction in the US federal corporate tax rate following the enactment of the Tax Cuts and Jobs Act in the US during the fourth quarter of 2017. In 2018, Credit Suisse reported income before taxes of CHF 3,372 million compared to CHF 1,793 million in 2017 and adjusted income before taxes of CHF 4,194 million compared to CHF 2,762 million in 2017.
2017 results
In 2017, Credit Suisse reported a net loss attributable to shareholders of CHF 983 million compared to a net loss attributable to shareholders of CHF 2,710 million in 2016. The 2017 results included income tax expenses of CHF 2,741 million, mainly reflecting the re-assessment of deferred tax assets due to the US tax reform. The 2016 results included net litigation provisions of CHF 2,986 million, primarily relating to the settlement with the US Department of Justice (DOJ) regarding our legacy residential mortgage-backed securities (RMBS) business. In 2017, Credit Suisse reported income before taxes of CHF 1,793 million and an adjusted income before taxes of CHF 2,762 million.
2018 results details
Net revenues
Compared to 2017, net revenues of CHF 20,920 million were stable, primarily reflecting higher net revenues in International Wealth Management and Swiss Universal Bank and lower negative net revenues in the Strategic Resolution Unit, partially offset by lower net revenues in Global Markets and Asia Pacific. The increase in net revenues in International Wealth Management reflected higher revenues across all revenue categories. The increase in net revenues in Swiss Universal Bank was mainly due to higher recurring commissions and fees, an increase in other revenues, reflecting a gain on the sale of its investment in Euroclear and gains on the sale of real estate, and slightly higher net interest income. The decrease in negative net revenues in the Strategic Resolution Unit was primarily driven by lower overall funding costs and lower exit costs, partially offset by a reduction in fee-based revenues as a result of business exits and higher negative valuation adjustments. The decrease in net revenues in Global Markets primarily reflected lower results across fixed income trading and underwriting and reduced cash equities revenues due to less favorable market conditions, partially offset by increased International Trading Solutions (ITS) performance due to substantially higher equity derivatives revenues. The decrease in net revenues in Asia Pacific was driven by lower revenues in its Markets business across all revenue categories.
Provision for credit losses
In 2018, we recorded provision for credit losses of CHF 245 million, primarily reflecting provisions of CHF 126 million in Swiss Universal Bank, CHF 35 million in International Wealth Management and CHF 35 million in Asia Pacific.
Total operating expenses
We reported total operating expenses of CHF 17,303 million in 2018, a decrease of 8% compared to 2017, primarily due to a 7% decrease in compensation and benefits and a 13% decrease in general and administrative expenses. The decrease in compensation and benefits was mainly due to lower salaries and variable compensation. The decrease in general and administrative expenses was primarily due to lower professional services and lower litigation provisions.

Income tax expense
In 2018, we recorded income tax expense of CHF 1,361 million. The Credit Suisse effective tax rate was 40.4% in 2018, compared to 152.9% in 2017. The effective tax rate for 2018 mainly reflected the impact of the geographical mix of results, non-deductible funding costs and tax on own credit gains. Overall, net deferred tax assets decreased CHF 623 million to CHF 4,505 million during 2018, mainly driven by earnings.
US tax reform – Tax Cuts and Jobs Act
The US tax reform enacted on December 22, 2017 resulted in a reduction of the federal corporate income tax rate from 35% to 21%, effective as of January 1, 2018. The reform also introduced the US base erosion and anti-abuse tax (BEAT), effective as of January 1, 2018. It is broadly levied on tax deductions created by certain payments, e.g. for interest and services, to affiliated group companies outside the US, in the case where the calculated tax based on a modified taxable income exceeds the amount of ordinary federal corporate income taxes paid. The standard tax rates applicable under BEAT are 5% for 2018, 10% for 2019 until 2025 and 12.5% from 2026 onward. For certain banking entities, which management believes will include Credit Suisse, these rates are increased by 1% resulting in rates of 6% for 2018, 11% for 2019 until 2025 and 13.5% from 2026 onward. On the basis of the current analysis of the BEAT tax regime, following the draft regulations issued by the US Department of Treasury on December 13, 2018, Credit Suisse considers it as more likely than not that the Group will be subject to this regime in 2018. On this basis, CHF 65 million has been accrued in the fourth quarter of 2018 in relation to BEAT. The finalization of US BEAT regulations is expected to occur in 2019, at which point the above BEAT position for the tax year 2018 will need to be re-assessed. Prospectively, additional tax regulations of the US tax reform relating to interest deductibility may also impact Credit Suisse.
> Refer to “Note 28 – Tax” in VI – Consolidated financial statements – Credit Suisse Group for further information.
Subsequent event
In March 2019, the Group reached a tentative settlement related to an existing dispute. As a result, the Group increased its 2018 litigation provision by CHF 33 million in the Corporate & Institutional Banking business within the Swiss Universal Bank division and decreased its estimate of the aggregate range of reasonably possible losses not covered by existing provisions from zero to CHF 1.5 billion to zero to CHF 1.4 billion.
2017 results details
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
Total operating expenses
We reported total operating expenses of CHF 18,897 million in 2017, a decrease of 15% compared to 2016, primarily due to a 31% decrease in general and administrative expenses and a 3% decrease in compensation and benefits. The decrease in general and administrative expenses was primarily due to lower litigation provisions, mainly due to the settlements in 2016 with the DOJ and the National Credit Union Administration Board (NCUA) regarding our legacy RMBS business, and lower professional services fees. The decrease in compensation and benefits was mainly due to lower salaries and lower discretionary compensation expenses.
Income tax expense
In 2017, we recorded income tax expense of CHF 2,741 million. The Credit Suisse effective tax rate was 152.9% in 2017, compared to (19.5)% in 2016. The effective tax rate for 2017 mainly reflected the re-assessment of deferred tax assets, with an associated tax charge of CHF 2.3 billion primarily resulting from the US tax reform, the non-deductible penalty relating to the settlement with the New York State Department of Financial Services (DFS) relating to certain areas of our foreign exchange trading business and the impact from recognizing tax contingency accruals, partially offset by the impact of the geographical mix of results. Overall, net deferred tax assets decreased CHF 571 million to CHF 5,128 million during 2017, mainly driven by the re-assessment of deferred taxes, earnings and a foreign exchange impact, partially offset by the adoption of new accounting standards relating to intra-entity asset transfers rules and share-based payment. Net deferred tax assets on net operating losses increased CHF 35 million to CHF 2,213 million during 2017.

Overview of Results
in / end of	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Corporate Center	Core Results	Strategic Resolution Unit	Credit Suisse
2018 (CHF million)
Net revenues	5,564	5,414	3,393	4,980	2,177	100	21,628	(708)	20,920
Provision for credit losses	126	35	35	24	24	0	244	1	245
Compensation and benefits	1,887	2,303	1,503	2,296	1,249	128	9,366	254	9,620
Total other operating expenses	1,426	1,371	1,191	2,506	560	211	7,265	418	7,683
of which general and administrative expenses	1,097	1,029	887	1,773	467	160	5,413	385	5,798
of which restructuring expenses	101	115	61	242	84	2	605	21	626
Total operating expenses	3,313	3,674	2,694	4,802	1,809	339	16,631	672	17,303
Income/(loss) before taxes	2,125	1,705	664	154	344	(239)	4,753	(1,381)	3,372
Return on regulatory capital	16.8	30.7	12.0	1.2	10.9	–	11.0	–	7.4
Cost/income ratio	59.5	67.9	79.4	96.4	83.1	–	76.9	–	82.7
Total assets	224,301	91,835	99,809	211,530	16,156	104,411	748,042	20,874	768,916
Goodwill	615	1,544	1,506	463	638	0	4,766	0	4,766
Risk-weighted assets [1]	76,475	40,116	37,156	59,016	24,190	29,703	266,656	17,926	284,582
Leverage exposure [1]	255,480	98,556	106,375	245,664	40,485	105,247	851,807	29,579	881,386
2017 (CHF million)
Net revenues	5,396	5,111	3,504	5,551	2,139	85	21,786	(886)	20,900
Provision for credit losses	75	27	15	31	30	0	178	32	210
Compensation and benefits	1,957	2,278	1,602	2,532	1,268	398	10,035	332	10,367
Total other operating expenses	1,599	1,455	1,158	2,538	472	423	7,645	885	8,530
of which general and administrative expenses	1,251	1,141	831	1,839	423	364	5,849	796	6,645
of which restructuring expenses	59	70	63	150	42	14	398	57	455
Total operating expenses	3,556	3,733	2,760	5,070	1,740	821	17,680	1,217	18,897
Income/(loss) before taxes	1,765	1,351	729	450	369	(736)	3,928	(2,135)	1,793
Return on regulatory capital	13.7	25.8	13.8	3.2	13.7	–	9.3	–	3.9
Cost/income ratio	65.9	73.0	78.8	91.3	81.3	–	81.2	–	90.4
Total assets	228,857	94,753	96,497	242,159	20,803	67,591	750,660	45,629	796,289
Goodwill	610	1,544	1,496	459	633	0	4,742	0	4,742
Risk-weighted assets [1]	65,572	38,256	31,474	58,858	20,058	23,849	238,067	33,613	271,680
Leverage exposure [1]	257,054	99,267	105,585	283,809	43,842	67,034	856,591	59,934	916,525
2016 (CHF million)
Net revenues	5,759	4,698	3,597	5,497	1,972	71	21,594	(1,271)	20,323
Provision for credit losses	79	20	26	(3)	20	(1)	141	111	252
Compensation and benefits	2,031	2,168	1,665	2,688	1,218	270	10,040	612	10,652
Total other operating expenses	1,624	1,389	1,181	2,764	473	489	7,920	3,765	11,685
of which general and administrative expenses	1,281	1,096	836	2,038	443	406	6,100	3,590	9,690
of which restructuring expenses	60	54	53	217	28	7	419	121	540
Total operating expenses	3,655	3,557	2,846	5,452	1,691	759	17,960	4,377	22,337
Income/(loss) before taxes	2,025	1,121	725	48	261	(687)	3,493	(5,759)	(2,266)
Return on regulatory capital	16.5	23.3	13.7	0.4	10.7	–	8.5	–	(4.7)
Cost/income ratio	63.5	75.7	79.1	99.2	85.8	–	83.2	–	109.9
Total assets	228,363	91,083	97,221	239,700	20,784	62,413	739,564	80,297	819,861
Goodwill	623	1,612	1,546	476	656	0	4,913	0	4,913
Risk-weighted assets [1]	65,669	35,252	34,605	51,713	18,027	17,338	222,604	45,441	268,045
Leverage exposure [1]	252,889	94,092	108,926	284,143	45,571	59,374	844,995	105,768	950,763
1 Disclosed on a look-through basis.

Regulatory capital
As of the end of 2018, our Bank for International Settlements (BIS) common equity tier 1 (CET1) ratio was 12.6% and our risk-weighted assets were CHF 284.6 billion.
The Swiss Financial Market Supervisory Authority FINMA (FINMA) imposed regulatory changes, primarily in respect of credit multipliers and banking book securitizations, which resulted in additional risk-weighted assets relating to credit risk of CHF 6.9 billion in 2018.
As a result of the significant reduction in the size of the Strategic Resolution Unit over the last two years, in the first quarter of 2018 we agreed with FINMA on a change to the methodology for the allocation of risk-weighted assets relating to operational risk to our businesses to reflect the changed portfolio in the Strategic Resolution Unit. Such risk-weighted assets relating to operational risk were reduced in the Strategic Resolution Unit by CHF 8.9 billion and allocated primarily to the Corporate Center, Global Markets, Investment Banking & Capital Markets and Asia Pacific.
As previously disclosed, Credit Suisse approached FINMA with a request to review the appropriateness of the level of the risk-weighted assets relating to operational risk in the Strategic Resolution Unit, given the progress in exiting businesses and reducing the size of the division over the last two years, with the aim of aligning reductions to the accelerated closure of the Strategic Resolution Unit by the end of 2018. In the first quarter of 2018, we concluded discussions with FINMA and reduced the level of risk-weighted assets relating to operational risk by CHF 2.5 billion, primarily in connection with the external transfer of our US private banking business, which was reflected in the Corporate Center.
In the first quarter of 2018, we realigned the allocation of high-quality liquid assets (HQLA) to the divisions to match their actual business usage in line with our internal risk management guidelines. Any excess HQLA held by legal entities above those levels for local regulatory purposes or economic requirements were allocated to the Corporate Center. HQLA allocated to the Corporate Center and Asia Pacific increased CHF 35.5 billion and CHF 5.0 billion, respectively, as a result of these measures and decreased CHF 13.8 billion, CHF 12.6 billion, CHF 6.7 billion, CHF 6.2 billion and CHF 1.2 billion in Swiss Universal Bank, Strategic Resolution Unit, International Wealth Management, Investment Banking & Capital Management and Global Markets, respectively.
> Refer to “Capital management” in III – Treasury, Risk, Balance sheet and Off-balance sheet for further information.
Core Results
2018 results
In 2018, Core Results net revenues of CHF 21,628 million were stable compared to 2017, primarily reflecting lower net revenues in Global Markets and Asia Pacific, partially offset by higher net revenues in International Wealth Management and Swiss Universal Bank. Provision for credit losses was CHF 244 million, primarily related to Swiss Universal Bank, International Wealth Management and Asia Pacific. Total operating expenses of CHF 16,631 million decreased 6% compared to 2017, mainly reflecting a 7% decrease in compensation and benefits and an 7% decrease in general and administrative expenses, partially offset by a 52% increase in restructuring expenses. The decrease in compensation and benefits was primarily related to the Corporate Center, Global Markets and Asia Pacific. The decrease in general and administrative expenses was mainly related to the Corporate Center, Swiss Universal Bank and International Wealth Management. In 2018, we incurred CHF 605 million of restructuring expenses, primarily related to Global Markets, International Wealth Management, Swiss Universal Bank and Investment Banking & Capital Markets.
2017 results
In 2017, Core Results net revenues of CHF 21,786 million were stable compared to 2016, primarily reflecting higher net revenues in International Wealth Management and Investment Banking & Capital Markets, offset by lower net revenues in Swiss Universal Banking and Asia Pacific. Provision for credit losses was CHF 178 million, primarily reflecting net provisions of CHF 75 million in Swiss Universal Bank, CHF 31 million in Global Markets and CHF 30 million in Investment Banking & Capital Markets. Total operating expenses of CHF 17,680 million decreased slightly compared to 2016, mainly due to slightly lower general and administrative expenses.

Reconciliation of adjusted results
Adjusted results referred to in this document are non-GAAP financial measures that exclude goodwill impairment and certain other revenues and expenses included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.
Reconciliation of adjusted results
in	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Corporate Center	Core Results	Strategic Resolution Unit	Credit Suisse
2018 (CHF million)
Net revenues	5,564	5,414	3,393	4,980	2,177	100	21,628	(708)	20,920
Real estate gains	(21)	(2)	0	0	0	(4)	(27)	(1)	(28)
(Gains)/losses on business sales	(37)	(55)	0	0	0	21	(71)	0	(71)
Net revenues adjusted	5,506	5,357	3,393	4,980	2,177	117	21,530	(709)	20,821
Provision for credit losses	126	35	35	24	24	0	244	1	245
Total operating expenses	3,313	3,674	2,694	4,802	1,809	339	16,631	672	17,303
Restructuring expenses	(101)	(115)	(61)	(242)	(84)	(2)	(605)	(21)	(626)
Major litigation provisions	(37)	0	(79)	(10)	(1)	0	(127)	(117)	(244)
Expenses related to business sales	0	(47)	0	0	0	0	(47)	(4)	(51)
Total operating expenses adjusted	3,175	3,512	2,554	4,550	1,724	337	15,852	530	16,382
Income/(loss) before taxes	2,125	1,705	664	154	344	(239)	4,753	(1,381)	3,372
Total adjustments	80	105	140	252	85	19	681	141	822
Adjusted income/(loss) before taxes	2,205	1,810	804	406	429	(220)	5,434	(1,240)	4,194
Adjusted return on regulatory capital (%)	17.4	32.6	14.5	3.1	13.6	–	12.5	–	9.2
2017 (CHF million)
Net revenues	5,396	5,111	3,504	5,551	2,139	85	21,786	(886)	20,900
(Gains)/losses on business sales	0	28	0	0	0	23	51	(38)	13
Net revenues adjusted	5,396	5,139	3,504	5,551	2,139	108	21,837	(924)	20,913
Provision for credit losses	75	27	15	31	30	0	178	32	210
Total operating expenses	3,556	3,733	2,760	5,070	1,740	821	17,680	1,217	18,897
Restructuring expenses	(59)	(70)	(63)	(150)	(42)	(14)	(398)	(57)	(455)
Major litigation provisions	(49)	(48)	0	0	0	(127)	(224)	(269)	(493)
Expenses related to business sales	0	0	0	(8)	0	0	(8)	0	(8)
Total operating expenses adjusted	3,448	3,615	2,697	4,912	1,698	680	17,050	891	17,941
Income/(loss) before taxes	1,765	1,351	729	450	369	(736)	3,928	(2,135)	1,793
Total adjustments	108	146	63	158	42	164	681	288	969
Adjusted income/(loss) before taxes	1,873	1,497	792	608	411	(572)	4,609	(1,847)	2,762
Adjusted return on regulatory capital (%)	14.6	28.6	15.0	4.3	15.2	–	10.9	–	6.0
2016 (CHF million)
Net revenues	5,759	4,698	3,597	5,497	1,972	71	21,594	(1,271)	20,323
Real estate gains	(366)	(54)	0	0	0	0	(420)	(4)	(424)
(Gains)/losses on business sales	0	0	0	0	0	52	52	6	58
Net revenues adjusted	5,393	4,644	3,597	5,497	1,972	123	21,226	(1,269)	19,957
Provision for credit losses	79	20	26	(3)	20	(1)	141	111	252
Total operating expenses	3,655	3,557	2,846	5,452	1,691	759	17,960	4,377	22,337
Restructuring expenses	(60)	(54)	(53)	(217)	(28)	(7)	(419)	(121)	(540)
Major litigation provisions	(19)	12	0	(7)	0	0	(14)	(2,693)	(2,707)
Total operating expenses adjusted	3,576	3,515	2,793	5,228	1,663	752	17,527	1,563	19,090
Income/(loss) before taxes	2,025	1,121	725	48	261	(687)	3,493	(5,759)	(2,266)
Total adjustments	(287)	(12)	53	224	28	59	65	2,816	2,881
Adjusted income/(loss) before taxes	1,738	1,109	778	272	289	(628)	3,558	(2,943)	615
Adjusted return on regulatory capital (%)	14.2	23.1	14.8	2.0	11.9	–	8.6	–	1.3
Adjusted return on regulatory capital is calculated using adjusted results, applying the same methodology used to calculate return on regulatory capital.

Core Results by business activity
	2018							2017	2016
in	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Corporate Center	Core Results	Core Results	Core Results
Related to private banking (CHF million)
Net revenues	2,989	3,890	1,612	–	–	–	8,491	8,107	8,003
of which net interest income	1,717	1,568	628	–	–	–	3,913	3,739	3,571
of which recurring	835	1,227	420	–	–	–	2,482	2,393	2,232
of which transaction-based	397	1,054	563	–	–	–	2,014	1,972	1,801
Provision for credit losses	30	35	6	–	–	–	71	73	91
Total operating expenses	1,899	2,522	1,058	–	–	–	5,479	5,668	5,615
Income before taxes	1,060	1,333	548	–	–	–	2,941	2,366	2,297
Related to corporate & institutional banking
Net revenues	2,575	–	–	–	–	–	2,575	2,499	2,501
of which net interest income	1,229	–	–	–	–	–	1,229	1,226	1,223
of which recurring	680	–	–	–	–	–	680	634	626
of which transaction-based	699	–	–	–	–	–	699	694	702
Provision for credit losses	96	–	–	–	–	–	96	33	40
Total operating expenses	1,414	–	–	–	–	–	1,414	1,502	1,531
Income before taxes	1,065	–	–	–	–	–	1,065	964	930
Related to investment banking
Net revenues	–	–	1,781	4,980	2,177	–	8,938	9,587	9,692
of which fixed income sales and trading	–	–	244	2,649	–	–	2,893	3,184	3,130
of which equity sales and trading	–	–	859	1,709	–	–	2,568	2,670	3,319
of which underwriting and advisory [1]	–	–	678	1,047	2,198	–	3,923	4,016	3,582
Provision for credit losses	–	–	29	24	24	–	77	72	11
Total operating expenses	–	–	1,636	4,802	1,809	–	8,247	8,508	9,008
Income before taxes	–	–	116	154	344	–	614	1,007	673
Related to asset management
Net revenues	–	1,524	–	–	–	–	1,524	1,508	1,327
Total operating expenses	–	1,152	–	–	–	–	1,152	1,181	1,047
Income before taxes	–	372	–	–	–	–	372	327	280
Related to corporate center
Net revenues	–	–	–	–	–	100	100	85	71
Provision for credit losses	–	–	–	–	–	0	0	0	(1)
Total operating expenses	–	–	–	–	–	339	339	821	759
Loss before taxes	–	–	–	–	–	(239)	(239)	(736)	(687)
Total
Net revenues	5,564	5,414	3,393	4,980	2,177	100	21,628	21,786	21,594
Provision for credit losses	126	35	35	24	24	0	244	178	141
Total operating expenses	3,313	3,674	2,694	4,802	1,809	339	16,631	17,680	17,960
Income/(loss) before taxes	2,125	1,705	664	154	344	(239)	4,753	3,928	3,493
1
Certain transaction-based revenues in Swiss Universal Bank and certain fixed income and equity sales and trading revenues in Global Markets relate to the Group’s global advisory and underwriting business. Refer to “Global advisory and underwriting revenues” in Investment Banking & Capital Markets for further information.

Employees and other headcount
As of December 31, 2018, we had 45,680 employees worldwide, of which 15,840 were in Switzerland and 29,840 were abroad.
The number of employees decreased by 1,160 compared to the end of 2017. The decrease primarily reflected the decreases in Swiss Universal Bank, Global Markets and the Strategic Resolution Unit as a result of our cost efficiency measures and the right-sizing of business activities, partially offset by an increase in Asia Pacific, primarily due to contractor conversions and strategic hiring. The number of outsourced roles, contractors and consultants decreased by 2,020 compared to the end of 2017.
Employees and other headcount
end of	2018	2017
Employees
Swiss Universal Bank	11,950	12,600
International Wealth Management	10,210	10,250
Asia Pacific	7,440	7,230
Global Markets	11,350	11,740
Investment Banking & Capital Markets	3,100	3,190
Strategic Resolution Unit	1,320	1,530
Corporate Center	310	300
Total employees	45,680	46,840
of which Switzerland	15,840	16,490
of which all other regions	29,840	30,350
Other headcount
Outsourced roles, contractors and consultants	19,490	21,510
Total employees and other headcount	65,170	68,350
Based on full-time equivalents.
Other information
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
Accounting developments
In 2018, the Group adopted Accounting Standard Update 2014-09 “Revenue from Contracts with Customers”, a new US generally accepted accounting principles (US GAAP) standard pertaining to revenue recognition, which was implemented using the modified retrospective approach with a transition adjustment reducing retained earnings by CHF 45 million, net of tax, without restating comparative periods. The new revenue recognition criteria require a change in the gross and net presentation of certain revenues and expenses, including in relation to certain underwriting and brokerage transactions, with most of the impact reflected in our Investment Banking & Capital Markets, Global Markets and Asia Pacific divisions. Both revenues and expenses increased CHF 59 million in Investment Banking & Capital Markets and CHF 32 million in Global Markets and decreased CHF 26 million in Asia Pacific.
In 2018, the Group also adopted a new US GAAP standard pertaining to the presentation of net periodic benefit costs of pension and other post-retirement costs, which was implemented retrospectively by restating comparative periods. The new presentation criteria require the service cost component of the net periodic benefit cost to be presented as a compensation expense while other components are to be presented as non-compensation expenses.
International Trading Solutions
As previously disclosed, effective July 1, 2017 the Global Markets division entered into an agreement with Swiss Universal Bank and International Wealth Management whereby it provides centralized trading and sales services across the three divisions. These services are now managed as a single business within the Global Markets division, referred to as ITS. Effective in the first quarter of 2018, the reporting according to the agreement was updated.
With a continued focus on developing our ITS business and to more closely reflect levels of client usage and the downsizing of our wholesale US rates business, we recalibrated the risk-weighted assets and leverage exposure allocations from ITS in Global Markets to Swiss Universal Bank and International Wealth Management.
Return on regulatory capital
Credit Suisse measures firm-wide returns against total shareholders’ equity and tangible shareholders’ equity (a non-GAAP financial measure). In addition, it also measures the efficiency of the firm and its divisions with regard to the usage of capital as determined by the minimum requirements set by regulators. This regulatory capital is calculated as the worst of 10% of risk-weighted assets and 3.5% of leverage exposure. Return on regulatory capital is calculated using income/(loss) after tax and assumes a tax rate of 30% and capital allocated based on the worst of 10% of average risk-weighted assets and 3.5% of average leverage exposure. These percentages are used in the calculation in order to reflect the 2019 fully phased-in Swiss regulatory minimum requirements for Basel III CET1 capital and leverage ratio. For Global Markets and Investment Banking & Capital Markets, return on regulatory capital is based on US dollar denominated numbers. Adjusted return on regulatory capital is calculated using adjusted results, applying the same methodology used to calculate return on regulatory capital.

Capital distribution proposal
Our Board of Directors will propose to the shareholders at the Annual General Meeting on April 26, 2019 a distribution of CHF 0.2625 per share out of capital contribution reserves for the financial year 2018. The distribution will be free of Swiss withholding tax and will not be subject to income tax for Swiss resident individuals holding the shares as a private investment. The distribution will be payable in cash.
Presentation currency
We are evaluating the appropriateness of a transition of the Group’s presentation currency from Swiss francs to US dollars. We are currently analyzing the potential benefits and impacts of such a transition, which will be discussed with our Board of Directors in due course.
Potential replacement of interbank offered rates
There is significant international and regulatory pressure to replace the current interbank offered rates benchmarks (IBORs), including LIBOR, with alternative reference rates. In December 2018, the Swiss Financial Market Supervisory Authority FINMA (FINMA) referenced the legal risks, valuation risks and risks in relation to operational readiness involved and will further discuss these risks with the institutions it supervises. Additionally, from January 2019 onward, FINMA is contacting the supervised institutions that are particularly affected and is reviewing how these risks are identified, mitigated and monitored.
We have a significant number of liabilities and assets linked to certain indices, such as IBORs. There is ongoing work through numerous industry bodies and working groups to determine replacement benchmarks, including assessing the practicability of using alternative rates. We have established a global governance structure and change program to manage the transition.
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
Our shareholders’ equity reflects the effect of share-based compensation. Share-based compensation expense (which is generally based on fair value at the time of grant) reduces equity; however, the recognition of the obligation to deliver the shares increases equity by a corresponding amount. Equity is generally unaffected by the granting and vesting of share-based awards and by the settlement of these awards through the issuance of shares from approved conditional capital. The Group may issue shares from conditional capital to meet its obligations to deliver share-based compensation awards. If Credit Suisse purchases shares from the market to meet its obligation to employees, these purchased treasury shares reduce equity by the amount of the purchase price.
> Refer to “Compensation” in V – Compensation for further information.
> Refer to “Consolidated statements of changes in equity” and “Note 29 – Employee deferred compensation” in VI – Consolidated financial statements – Credit Suisse Group for further information.
> Refer to “Tax benefits associated with share-based compensation” in Note 28 – Tax in VI – Consolidated financial statements – Credit Suisse Group for further information.
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
> Refer to “Note 1 – Summary of significant accounting policies” and “Note 35 – Financial instruments” in VI – Consolidated financial statements – Credit Suisse Group for further information.
The fair value of the majority of the Group’s financial instruments is based on quoted prices in active markets (level 1) or observable inputs (level 2). These instruments include government and agency securities, certain commercial paper, most investment grade corporate debt, certain high yield debt securities, exchange-traded and certain over-the-counter (OTC) derivative instruments and most listed equity securities.
In addition, the Group holds financial instruments for which no prices are available and which have few or no observable inputs (level 3). For these instruments, the determination of fair value requires subjective assessment and judgment depending on liquidity, pricing assumptions, the current economic and competitive environment and the risks affecting the specific instrument. In such circumstances, valuation is determined based on management’s own judgments about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). These instruments include certain OTC derivatives, including interest rate, foreign exchange, equity and credit derivatives, certain corporate equity-linked securities, mortgage-related and collateralized debt obligation (CDO) securities, private equity investments, certain loans and credit products, including leveraged finance, certain syndicated loans and certain high yield bonds.
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
As of the end of 2018, 37% and 25% of our total assets and total liabilities, respectively, were measured at fair value.
The majority of our level 3 assets are recorded in our investment banking businesses. Total assets at fair value recorded as level 3 instruments decreased CHF 0.3 billion to CHF 16.3 billion as of the end of 2018, primarily reflecting net settlements, mainly in loans, loans held-for-sale and investment securities, partially offset by net transfers, mainly in loans, and realized/unrealized gains/(losses), mainly in trading assets and investments securities.
As of the end of 2018, these assets comprised 2% of total assets and 6% of total assets measured at fair value, stable compared to the end of 2017.
We believe that the range of any valuation uncertainty, in the aggregate, would not be material to our financial condition; however, it may be material to our operating results for any particular period, depending, in part, upon the operating results for such period.

Group and Bank differences
The business of the Bank is substantially the same as the business of Credit Suisse Group, and substantially all of the Bank’s operations are conducted through the Swiss Universal Bank, International Wealth Management, Asia Pacific, Global Markets, Investment Banking & Capital Markets and, until December 31, 2018, the Strategic Resolution Unit segments. Certain Corporate Center activities of the Group, such as hedging activities relating to share-based compensation awards, are not applicable to the Bank. Certain other assets, liabilities and results of operations, primarily relating to Credit Suisse Services AG (our Swiss service company) and its subsidiary, are managed as part of the activities of the Group’s segments. However, they are legally owned by the Group and are not part of the Bank’s consolidated financial statements.
> Refer to “Note 41 – Subsidiary guarantee information” in VI – Consolidated financial statements – Credit Suisse Group for further information on the Bank.
Comparison of consolidated statements of operations
	Group			Bank
in	2018	2017	2016	2018	2017	2016
Statements of operations (CHF million)
Net revenues	20,920	20,900	20,323	20,820	20,965	20,393
Provision for credit losses	245	210	252	245	210	252
Total operating expenses	17,303	18,897	22,337	17,719	19,202	22,630
Income/(loss) before taxes	3,372	1,793	(2,266)	2,856	1,553	(2,489)
Income tax expense	1,361	2,741	441	1,134	2,781	400
Net income/(loss)	2,011	(948)	(2,707)	1,722	(1,228)	(2,889)
Net income/(loss) attributable to noncontrolling interests	(13)	35	3	(7)	27	(6)
Net income/(loss) attributable to shareholders	2,024	(983)	(2,710)	1,729	(1,255)	(2,883)
Comparison of consolidated balance sheets
	Group		Bank
end of	2018	2017	2018	2017
Balance sheet statistics (CHF million)
Total assets	768,916	796,289	772,069	798,372
Total liabilities	724,897	754,100	726,075	754,822
Capitalization and indebtedness
	Group		Bank
end of	2018	2017	2018	2017
Capitalization and indebtedness (CHF million)
Due to banks	15,220	15,413	15,220	15,411
Customer deposits	363,925	361,162	365,263	362,303
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	24,623	26,496	24,623	26,496
Long-term debt	154,308	173,032	153,433	172,042
Other liabilities	166,821	177,997	167,536	178,570
Total liabilities	724,897	754,100	726,075	754,822
Total equity	44,019	42,189	45,994	43,550
Total capitalization and indebtedness	768,916	796,289	772,069	798,372
Dividends from the Bank to the Group
for the financial year	2018		2017	2016	2015	2014
Dividends (CHF million)
Dividends	10	[1]	10	10	10	10
1
The Bank’s total share capital is fully paid and consisted of 4,399,680,200 registered shares as of December 31, 2018. Dividends are determined in accordance with Swiss law and the Bank's articles of incorporation. Proposal of the Board of Directors to the annual general meeting of the Bank.

BIS capital metrics
	Group		Bank
end of	2018	2017	2018	2017
Capital and risk-weighted assets (CHF million)
CET1 capital	35,824	36,711	38,915	38,433
Tier 1 capital	46,040	51,482	48,231	52,378
Total eligible capital	50,239	56,696	52,431	57,592
Risk-weighted assets	284,582	272,815	286,081	272,720
Capital ratios (%)
CET1 ratio	12.6	13.5	13.6	14.1
Tier 1 ratio	16.2	18.9	16.9	19.2
Total capital ratio	17.7	20.8	18.3	21.1

Swiss Universal Bank
In 2018, we reported income before taxes of CHF 2,125 million and net revenues of CHF 5,564 million. Income before taxes increased 20% compared to 2017, reflecting lower total operating expenses and slightly higher net revenues.
Results summary
2018 results
In 2018, income before taxes of CHF 2,125 million increased 20% compared to 2017. Net revenues of CHF 5,564 million increased slightly compared to 2017, mainly due to higher recurring commissions and fees, the increase in other revenues, reflecting a gain on the sale of our investment in Euroclear of CHF 37 million and gains on the sale of real estate of CHF 21 million, and slightly higher net interest income. Higher recurring commissions and fees were mainly driven by higher wealth structuring solution fees, higher fees from lending activities and increased investment advisory fees. Slightly higher net interest income reflected higher deposit margins on slightly lower average deposit volumes and stable loan margins on stable average loan volumes. Transaction-based revenues were stable. Provision for credit losses was CHF 126 million in 2018 on a net loan portfolio of CHF 168.4 billion. Total operating expenses decreased 7%, primarily driven by lower professional and contractor services fees, decreased allocated corporate function costs and lower salary expenses, partially offset by higher restructuring expenses, reflecting targeted headcount reductions and charges relating to reductions in office space. Adjusted income before taxes of CHF 2,205 million increased 18% compared to 2017.
Divisional results
	in / end of			% change
	2018	2017	2016	18 / 17	17 / 16
Statements of operations (CHF million)
Net revenues	5,564	5,396	5,759	3	(6)
Provision for credit losses	126	75	79	68	(5)
Compensation and benefits	1,887	1,957	2,031	(4)	(4)
General and administrative expenses	1,097	1,251	1,281	(12)	(2)
Commission expenses	228	289	283	(21)	2
Restructuring expenses	101	59	60	71	(2)
Total other operating expenses	1,426	1,599	1,624	(11)	(2)
Total operating expenses	3,313	3,556	3,655	(7)	(3)
Income before taxes	2,125	1,765	2,025	20	(13)
Statement of operations metrics (%)
Return on regulatory capital	16.8	13.7	16.5	–	–
Cost/income ratio	59.5	65.9	63.5	–	–
Number of employees and relationship managers
Number of employees (full-time equivalents)	11,950	12,600	13,140	(5)	(4)
Number of relationship managers	1,780	1,840	1,970	(3)	(7)

Divisional results (continued)
	in / end of			% change
	2018	2017	2016	18 / 17	17 / 16
Net revenues (CHF million)
Private Clients	2,989	2,897	3,258	3	(11)
Corporate & Institutional Clients	2,575	2,499	2,501	3	0
Net revenues	5,564	5,396	5,759	3	(6)
Net revenue detail (CHF million)
Net interest income	2,946	2,896	2,884	2	0
Recurring commissions and fees	1,515	1,446	1,446	5	0
Transaction-based revenues	1,096	1,107	1,112	(1)	0
Other revenues	7	(53)	317	–	–
Net revenues	5,564	5,396	5,759	3	(6)
Provision for credit losses (CHF million)
New provisions	201	158	150	27	5
Releases of provisions	(75)	(83)	(71)	(10)	17
Provision for credit losses	126	75	79	68	(5)
Balance sheet statistics (CHF million)
Total assets	224,301	228,857	228,363	(2)	0
Net loans	168,393	165,041	165,685	2	0
of which Private Clients	113,403	111,222	109,554	2	2
Risk-weighted assets	76,475	65,572	65,669	17	0
Leverage exposure	255,480	257,054	252,889	(1)	2
Net interest income includes a term spread credit on stable deposit funding and a term spread charge on loans. Recurring commissions and fees includes investment product management, discretionary mandate and other asset management-related fees, fees for general banking products and services and revenues from wealth structuring solutions. Transaction-based revenues arise primarily from brokerage fees, fees from foreign exchange client transactions, trading and sales income, equity participations income and other transaction-based income. Other revenues include fair value gains/(losses) on synthetic securitized loan portfolios and other gains and losses.

2017 results
In 2017, income before taxes of CHF 1,765 million decreased 13% compared to 2016. Net revenues of CHF 5,396 million were 6% lower compared to 2016, mainly due to gains on the sale of real estate in 2016 of CHF 366 million reflected in other revenues. All other revenue categories were stable. Provision for credit losses was CHF 75 million in 2017 on a net loan portfolio of CHF 165.0 billion. Total operating expenses decreased slightly, primarily driven by lower compensation and benefits reflecting lower salary expenses and lower pension expenses. General and administrative expenses decreased slightly, mainly due to lower contractor and professional services fees, lower occupancy expenses and decreased advertising and marketing expenses. Adjusted income before taxes of CHF 1,873 million was 8% higher compared to 2016.
Capital and leverage metrics
As of the end of 2018, we reported risk-weighted assets of CHF 76.5 billion, an increase of CHF 10.9 billion compared to the end of 2017, primarily driven by business growth and methodology changes, mainly reflecting the phase-in of the Swiss mortgage multipliers. Leverage exposure was CHF 255.5 billion, stable compared to the end of 2017, with a decrease in HQLA offset by business growth.

Reconciliation of adjusted results
	Private Clients			Corporate & Institutional Clients			Swiss Universal Bank
in	2018	2017	2016	2018	2017	2016	2018	2017	2016
Adjusted results (CHF million)
Net revenues	2,989	2,897	3,258	2,575	2,499	2,501	5,564	5,396	5,759
Real estate gains	(21)	0	(366)	0	0	0	(21)	0	(366)
Gains on business sales	(19)	0	0	(18)	0	0	(37)	0	0
Adjusted net revenues	2,949	2,897	2,892	2,557	2,499	2,501	5,506	5,396	5,393
Provision for credit losses	30	42	39	96	33	40	126	75	79
Total operating expenses	1,899	2,054	2,124	1,414	1,502	1,531	3,313	3,556	3,655
Restructuring expenses	(66)	(53)	(51)	(35)	(6)	(9)	(101)	(59)	(60)
Major litigation provisions	0	(6)	0	(37)	(43)	(19)	(37)	(49)	(19)
Adjusted total operating expenses	1,833	1,995	2,073	1,342	1,453	1,503	3,175	3,448	3,576
Income before taxes	1,060	801	1,095	1,065	964	930	2,125	1,765	2,025
Total adjustments	26	59	(315)	54	49	28	80	108	(287)
Adjusted income before taxes	1,086	860	780	1,119	1,013	958	2,205	1,873	1,738
Adjusted return on regulatory capital (%)	–	–	–	–	–	–	17.4	14.6	14.2
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjusted results" in Credit Suisse for further information.
Private Clients
2018 results details
Income before taxes of CHF 1,060 million increased 32% compared to 2017, driven by lower total operating expenses and slightly higher net revenues. Adjusted income before taxes of CHF 1,086 million increased 26% compared to 2017.
Net revenues
In 2018, net revenues of CHF 2,989 million were slightly higher, reflecting slightly higher net interest income, the increase in other revenues, reflecting gains on the sale of real estate of CHF 21 million and a gain on the sale of our investment in Euroclear of CHF 19 million, and slightly higher recurring commissions and fees, partially offset by lower transaction-based revenues. Net interest income of CHF 1,717 million was slightly higher, with higher deposit margins on higher average deposit volumes and stable loan margins on slightly higher average loan volumes. Recurring commissions and fees of CHF 835 million were slightly higher, with higher wealth structuring solution fees, increased investment advisory fees and higher revenues from our investment in Swisscard, partially offset by slightly lower banking services fees. Transaction-based revenues of CHF 397 million decreased 4%, mainly due to a gain from the sale of an investment reflected in 2017 and lower brokerage fees, partially offset by higher revenues from ITS and slightly higher fees from foreign exchange client business.
Provision for credit losses
The Private Clients loan portfolio is substantially comprised of residential mortgages in Switzerland and loans collateralized by securities and, to a lesser extent, consumer finance loans.
In 2018, Private Clients recorded provision for credit losses of CHF 30 million compared to CHF 42 million in 2017. The provision was primarily related to our consumer finance business.
Total operating expenses
Compared to 2017, total operating expenses of CHF 1,899 million decreased 8%, reflecting lower general and administrative expenses, lower commission expenses and slightly lower compensation and benefits, partially offset by higher restructuring expenses. General and administrative expenses of CHF 663 million decreased 14% compared to 2017, driven by lower professional and contractor services fees, lower allocated corporate function costs, decreased occupancy expenses and lower advertising and marketing expenses. Compensation and benefits of CHF 1,066 million decreased slightly, with lower salary expenses, partially offset by higher deferred compensation expenses from prior-year awards.
Margins
Our gross margin was 144 basis points in 2018, one basis point higher compared to 2017, reflecting slightly higher net interest income, slightly higher recurring commissions and fees, the gains on the sale of real estate and the gain on the sale of our investment in Euroclear, partially offset by slightly higher average assets under management. On the basis of adjusted net revenues, our gross margin was 142 basis points, one basis point lower compared to 2017.
> Refer to “Assets under management” for further information.

Results – Private Clients
	in			% change
	2018	2017	2016	18 / 17	17 / 16
Statements of operations (CHF million)
Net revenues	2,989	2,897	3,258	3	(11)
Provision for credit losses	30	42	39	(29)	8
Compensation and benefits	1,066	1,088	1,184	(2)	(8)
General and administrative expenses	663	772	777	(14)	(1)
Commission expenses	104	141	112	(26)	26
Restructuring expenses	66	53	51	25	4
Total other operating expenses	833	966	940	(14)	3
Total operating expenses	1,899	2,054	2,124	(8)	(3)
Income before taxes	1,060	801	1,095	32	(27)
Statement of operations metrics (%)
Cost/income ratio	63.5	70.9	65.2	–	–
Net revenue detail (CHF million)
Net interest income	1,717	1,670	1,661	3	1
Recurring commissions and fees	835	812	820	3	(1)
Transaction-based revenues	397	413	410	(4)	1
Other revenues	40	2	367	–	(99)
Net revenues	2,989	2,897	3,258	3	(11)
Margins on assets under management (bp)
Gross margin [1]	144	143	171	–	–
Net margin [2]	51	40	58	–	–
Number of relationship managers
Number of relationship managers	1,260	1,300	1,430	(3)	(9)
1 Net revenues divided by average assets under management.
2 Income before taxes divided by average assets under management.
Our net margin was 51 basis points in 2018, eleven basis points higher compared to 2017, mainly reflecting lower total operating expenses and slightly higher net revenues, partially offset by slightly higher average assets under management. On the basis of adjusted income before taxes, our net margin was 52 basis points, nine basis points higher compared to 2017.
2017 results details
Income before taxes of CHF 801 million decreased 27% compared to 2016, driven by lower net revenues, partially offset by slightly lower total operating expenses. Adjusted income before taxes of CHF 860 million increased 10% compared to 2016.
Net revenues
In 2017, net revenues of CHF 2,897 million decreased 11%, mainly due to the gains on the sale of real estate of CHF 366 million in 2016 reflected in other revenues. Net interest income of CHF 1,670 million was stable, with slightly higher deposit margins on higher average deposit volumes and slightly higher loan margins on slightly higher average loan volumes. Transaction-based revenues of CHF 413 million were stable, reflecting a gain from the sale of an investment and higher brokerage fees, reflecting increased client activity, offset by lower revenues from ITS and lower equity participations income. Recurring commissions and fees of CHF 812 million were stable with lower revenues from discretionary mandate management fees offset by higher revenues from wealth structuring solutions, higher investment product management fees and increased investment advisory fees. Adjusted net revenues of CHF 2,897 million were stable compared to 2016.
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
Total operating expenses
Compared to 2016, total operating expenses of CHF 2,054 million decreased slightly, primarily reflecting lower compensation and benefits, partially offset by higher commission expenses. Compensation and benefits of CHF 1,088 million decreased 8%, primarily reflecting lower salary expenses and lower pension expenses. General and administrative expenses of CHF 772 million were stable compared to 2016, driven by decreased occupancy expenses and lower advertising and marketing expenses, offset by higher allocated corporate function costs. Adjusted total operating expenses of CHF 1,995 million were 4% lower compared to 2016.

Assets under management
As of the end of 2018, assets under management of CHF 198.0 billion were CHF 10.3 billion lower compared to the end of 2017, mainly driven by unfavorable market movements, partially offset by net new assets of CHF 3.0 billion. Net new assets reflected positive contributions from all businesses.
As of the end of 2017, assets under management of CHF 208.3 billion increased CHF 16.1 billion compared to the end of 2016, primarily driven by favorable market movements and net new assets of CHF 4.7 billion, with good performance across all businesses and strong contributions from ultra-high-net-worth individuals and entrepreneurs.
Assets under management – Private Clients
	in / end of			% change
	2018	2017	2016	18 / 17	17 / 16
Assets under management (CHF billion)
Assets under management	198.0	208.3	192.2	(4.9)	8.4
Average assets under management	207.7	202.2	190.0	2.7	6.4
Assets under management by currency (CHF billion)
USD	28.9	30.5	28.7	(5.2)	6.3
EUR	20.1	22.9	19.0	(12.2)	20.5
CHF	140.0	145.0	136.7	(3.4)	6.1
Other	9.0	9.9	7.8	(9.1)	26.9
Assets under management	198.0	208.3	192.2	(4.9)	8.4
Growth in assets under management (CHF billion)
Net new assets	3.0	4.7	0.1	–	–
Other effects	(13.3)	11.4	2.3	–	–
of which market movements	(10.6)	12.4	2.1	–	–
of which foreign exchange	(0.8)	0.8	0.3	–	–
of which other	(1.9)	(1.8)	(0.1)	–	–
Growth in assets under management	(10.3)	16.1	2.4	–	–
Growth in assets under management (%)
Net new assets	1.4	2.4	0.1	–	–
Other effects	(6.3)	6.0	1.2	–	–
Growth in assets under management	(4.9)	8.4	1.3	–	–

Corporate & Institutional Clients
2018 results details
Income before taxes of CHF 1,065 million increased 10% compared to 2017, reflecting lower total operating expenses and slightly higher net revenues, partially offset by higher provision for credit losses.
Net revenues
Compared to 2017, net revenues of CHF 2,575 million increased slightly, mainly driven by higher recurring commissions and fees and the increase in other revenues, reflecting a gain on the sale of our investment in Euroclear of CHF 18 million. Recurring commissions and fees of CHF 680 million increased 7%, mainly reflecting higher wealth structuring solution fees and higher fees from lending activities, partially offset by lower security account and custody services fees. Net interest income of CHF 1,229 million was stable, with higher deposit margins on lower average deposit volumes and stable loan margins on stable average loan volumes. Transaction-based revenues of CHF 699 million were stable, reflecting higher revenues from ITS and higher fees from foreign exchange client business, offset by lower brokerage fees.
Provision for credit losses
The Corporate & Institutional Clients loan portfolio has relatively low concentrations and is mainly secured by real estate, securities and other financial collateral.
In 2018, Corporate & Institutional Clients recorded provision for credit losses of CHF 96 million compared to CHF 33 million in 2017. The increase is mainly related to several individual cases and lower releases of provision for credit losses.
Total operating expenses
Compared to 2017, total operating expenses of CHF 1,414 million decreased 6%, primarily reflecting lower compensation and benefits and lower general and administrative expenses. Compensation and benefits of CHF 821 million decreased 6%, driven by lower allocated corporate function costs, slightly lower salary expenses, decreased discretionary compensation expenses and lower pension expenses. General and administrative expenses of CHF 434 million decreased 9%, mainly driven by lower occupancy expenses and slightly lower allocated corporate function costs.
Results – Corporate & Institutional Clients
	in			% change
	2018	2017	2016	18 / 17	17 / 16
Statements of operations (CHF million)
Net revenues	2,575	2,499	2,501	3	0
Provision for credit losses	96	33	40	191	(18)
Compensation and benefits	821	869	847	(6)	3
General and administrative expenses	434	479	504	(9)	(5)
Commission expenses	124	148	171	(16)	(13)
Restructuring expenses	35	6	9	483	(33)
Total other operating expenses	593	633	684	(6)	(7)
Total operating expenses	1,414	1,502	1,531	(6)	(2)
Income before taxes	1,065	964	930	10	4
Statement of operations metrics (%)
Cost/income ratio	54.9	60.1	61.2	–	–
Net revenue detail (CHF million)
Net interest income	1,229	1,226	1,223	0	0
Recurring commissions and fees	680	634	626	7	1
Transaction-based revenues	699	694	702	1	(1)
Other revenues	(33)	(55)	(50)	(40)	10
Net revenues	2,575	2,499	2,501	3	0
Number of relationship managers
Number of relationship managers	520	540	540	(4)	0

2017 results details
Income before taxes of CHF 964 million increased 4% compared to 2016, driven by slightly lower total operating expenses and lower provision for credit losses. Adjusted income before taxes of CHF 1,013 million increased 6% compared to 2016.
Net revenues
Compared to 2016, net revenues of CHF 2,499 million were stable, with stable revenues across all revenue categories. Recurring commissions and fees of CHF 634 million were stable, reflecting higher fees from lending activities and higher investment product management fees, offset by lower discretionary mandate management fees. Net interest income of CHF 1,226 million was stable, with slightly higher loan margins on stable average loan volumes, offset by lower deposit margins on higher average deposit volumes. Transaction-based revenues of CHF 694 million were stable, with lower revenues from ITS, offset by increased revenues from our Swiss investment banking business and our profit share from the sale of an investment from our Swiss venture capital vehicle.
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
Total operating expenses
Compared to 2016, total operating expenses of CHF 1,502 million decreased slightly, primarily reflecting lower general and administrative expenses and lower commission expenses, partially offset by slightly higher compensation and benefits. General and administrative expenses of CHF 479 million decreased 5%, mainly driven by lower allocated corporate function costs. Compensation and benefits of CHF 869 million were slightly higher, driven by higher allocated corporate function costs, partially offset by lower discretionary compensation expenses and lower pension expenses.
Assets under management
As of the end of 2018, assets under management of CHF 348.7 billion were CHF 6.0 billion lower compared to the end of 2017, mainly driven by unfavorable market movements, partially offset by net new assets of CHF 8.6 billion. Net new assets primarily reflected positive contributions from our pension business.
As of the end of 2017, assets under management of CHF 354.7 billion were CHF 15.4 billion higher compared to the end of 2016, mainly driven by favorable market movements. Net asset outflows of CHF 13.9 billion were primarily due to redemptions of CHF 13.3 billion from a single public sector mandate in the third quarter of 2017.

International Wealth Management
In 2018, we reported income before taxes of CHF 1,705 million and net revenues of CHF 5,414 million. Income before taxes increased 26% compared to 2017, primarily reflecting higher net revenues.
Results summary
2018 results
In 2018, income before taxes of CHF 1,705 million increased 26% compared to 2017. Net revenues of CHF 5,414 million increased 6% compared to 2017, reflecting higher revenues across all revenue categories. Higher net interest income reflected higher deposit margins and lower loan margins on higher average deposit and loan volumes. Higher recurring commissions and fees were mainly driven by higher asset management fees and higher fees from lending activities. Other revenues in 2018 reflected a gain on the sale of our investment in Euroclear of CHF 37 million in Private Banking and revenues from a business disposal in Asset Management. Other revenues in 2017 included an investment loss from Asset Management Finance LLC (AMF) and a loss from a business disposal relating to our systematic market making business. Transaction- and performance-based revenues increased CHF 14 million, mainly reflecting increased client activity, higher revenues from ITS and higher corporate advisory fees related to integrated solutions in Private Banking. This increase was offset by lower performance and placement revenues mainly from Asset Management. Provision for credit losses was CHF 35 million on a net loan portfolio of CHF 51.7 billion. Total operating expenses decreased slightly compared to 2017, primarily driven by lower litigation provisions, slightly lower salary expenses and decreased professional and contractor services fees, partially offset by higher restructuring expenses, reflecting the results of our cost efficiency measures. Adjusted income before taxes of CHF 1,810 million increased 21% compared to 2017.
Divisional results
	in / end of			% change
	2018	2017	2016	18 / 17	17 / 16
Statements of operations (CHF million)
Net revenues	5,414	5,111	4,698	6	9
Provision for credit losses	35	27	20	30	35
Compensation and benefits	2,303	2,278	2,168	1	5
General and administrative expenses	1,029	1,141	1,096	(10)	4
Commission expenses	227	244	239	(7)	2
Restructuring expenses	115	70	54	64	30
Total other operating expenses	1,371	1,455	1,389	(6)	5
Total operating expenses	3,674	3,733	3,557	(2)	5
Income before taxes	1,705	1,351	1,121	26	21
Statement of operations metrics (%)
Return on regulatory capital	30.7	25.8	23.3	–	–
Cost/income ratio	67.9	73.0	75.7	–	–
Number of employees (full-time equivalents)
Number of employees	10,210	10,250	10,300	0	0

Divisional results (continued)
	in / end of			% change
	2018	2017	2016	18 / 17	17 / 16
Net revenues (CHF million)
Private Banking	3,890	3,603	3,371	8	7
Asset Management	1,524	1,508	1,327	1	14
Net revenues	5,414	5,111	4,698	6	9
Net revenue detail (CHF million)
Net interest income	1,568	1,449	1,308	8	11
Recurring commissions and fees	2,233	2,135	1,914	5	12
Transaction- and performance-based revenues	1,630	1,616	1,426	1	13
Other revenues	(17)	(89)	50	(81)	–
Net revenues	5,414	5,111	4,698	6	9
Provision for credit losses (CHF million)
New provisions	56	49	55	14	(11)
Releases of provisions	(21)	(22)	(35)	(5)	(37)
Provision for credit losses	35	27	20	30	35
Balance sheet statistics (CHF million)
Total assets	91,835	94,753	91,083	(3)	4
Net loans	51,695	50,474	44,965	2	12
of which Private Banking	51,684	50,429	44,952	2	12
Risk-weighted assets	40,116	38,256	35,252	5	9
Leverage exposure	98,556	99,267	94,092	(1)	5
2017 results
In 2017, income before taxes of CHF 1,351 million increased 21% compared to 2016. Net revenues of CHF 5,111 million increased 9% compared to 2016 driven by higher recurring commissions and fees, higher transaction- and performance-based revenues and higher net interest income. These increases were partially offset by lower other revenues. Higher recurring commissions and fees were mainly driven by higher asset management fees, higher investment product management fees and higher average assets under management. These increases were partially offset by lower discretionary mandate management fees. Higher transaction- and performance-based revenues mainly reflected higher performance and placement fees in Asset Management and higher brokerage and product issuing fees in Private Banking, partially offset by lower revenues from ITS. Higher net interest income reflected higher loan and deposit margins on higher average loan and deposit volumes. Other revenues were lower mainly as 2016 included a gain on the sale of real estate in Private Banking compared to the investment loss from AMF and the loss from the business disposal relating to our systematic market making business in 2017 in Asset Management. Provision for credit losses was CHF 27 million on a net loan portfolio of CHF 50.5 billion. The 5% increase in total operating expenses compared to 2016 was primarily driven by higher discretionary compensation expenses, higher litigation provisions and higher salary expenses, partially offset by lower contractor and professional services fees. Adjusted income before taxes of CHF 1,497 million increased 35% compared to 2016.
Capital and leverage metrics
As of the end of 2018, we reported risk-weighted assets of CHF 40.1 billion, an increase of CHF 1.9 billion compared to the end of 2017, mainly driven by model and parameter updates and business growth. Leverage exposure of CHF 98.6 billion was stable compared to the end of 2017.

Reconciliation of adjusted results
	Private Banking			Asset Management			International Wealth Management
in	2018	2017	2016	2018	2017	2016	2018	2017	2016
Adjusted results (CHF million)
Net revenues	3,890	3,603	3,371	1,524	1,508	1,327	5,414	5,111	4,698
Real estate gains	(2)	0	(54)	0	0	0	(2)	0	(54)
(Gains)/losses on business sales	(37)	0	0	(18)	28	0	(55)	28	0
Adjusted net revenues	3,851	3,603	3,317	1,506	1,536	1,327	5,357	5,139	4,644
Provision for credit losses	35	27	20	0	0	0	35	27	20
Total operating expenses	2,522	2,552	2,510	1,152	1,181	1,047	3,674	3,733	3,557
Restructuring expenses	(89)	(44)	(47)	(26)	(26)	(7)	(115)	(70)	(54)
Major litigation provisions	0	(48)	12	0	0	0	0	(48)	12
Expenses related to business sales	0	0	0	(47)	0	0	(47)	0	0
Adjusted total operating expenses	2,433	2,460	2,475	1,079	1,155	1,040	3,512	3,615	3,515
Income before taxes	1,333	1,024	841	372	327	280	1,705	1,351	1,121
Total adjustments	50	92	(19)	55	54	7	105	146	(12)
Adjusted income before taxes	1,383	1,116	822	427	381	287	1,810	1,497	1,109
Adjusted return on regulatory capital (%)	–	–	–	–	–	–	32.6	28.6	23.1
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjusted results" in Credit Suisse for further information.
Private Banking
2018 results details
Income before taxes of CHF 1,333 million increased 30% compared to 2017, primarily reflecting higher net revenues. Adjusted income before taxes of CHF 1,383 million increased 24% compared to 2017.
Net revenues
Compared to 2017, net revenues of CHF 3,890 million were 8% higher, reflecting higher revenues across all revenue categories. Net interest income of CHF 1,568 million increased 8%, reflecting higher deposit margins on higher average deposit volumes and lower loan margins on higher average loan volumes. Transaction- and performance-based revenues of CHF 1,054 million increased 11%, mainly reflecting higher client activity and higher revenues from ITS. Other revenues reflected the gain on the sale of our investment in Euroclear of CHF 37 million. Recurring commissions and fees of CHF 1,227 million increased slightly, mainly driven by higher fees from lending activities and higher investment product management fees, partially offset by lower discretionary mandate management fees.
Provision for credit losses
In 2018, Private Banking recorded provision for credit losses of CHF 35 million, compared to CHF 27 million in 2017, including a small number of cases related to emerging markets and ship finance.
Total operating expenses
Compared to 2017, total operating expenses of CHF 2,522 million were stable, with lower general and administrative expenses and decreased commission expenses, offset by higher compensation and benefits and higher restructuring expenses. General and administrative expenses of CHF 680 million decreased 13%, primarily reflecting lower litigation provisions and lower allocated corporate function costs. Compensation and benefits of CHF 1,599 million increased 4%, mainly reflecting higher allocated corporate function costs and higher deferred compensation expenses from prior-year awards, partially offset by lower salary expenses. Restructuring expenses increased CHF 45 million, reflecting the results of our cost efficiency measures.
Margins
Our gross margin was 106 basis points in 2018, one basis point higher compared to 2017, mainly reflecting higher net interest income and transaction- and performance-based revenues, mostly offset by an increase of 7.0% in average assets under management. On the basis of adjusted net revenues, our gross margin was 105 basis points, stable compared to 2017.
> Refer to “Assets under management” for further information.
Our net margin was 36 basis points in 2018, six basis points higher compared to 2017, mainly reflecting higher net revenues, partially offset by the 7.0% higher average assets under management. On the basis of adjusted income before taxes, our net margin was 38 basis points, six basis points higher compared to 2017.

Results – Private Banking
	in / end of			% change
	2018	2017	2016	18 / 17	17 / 16
Statements of operations (CHF million)
Net revenues	3,890	3,603	3,371	8	7
Provision for credit losses	35	27	20	30	35
Compensation and benefits	1,599	1,540	1,502	4	3
General and administrative expenses	680	782	788	(13)	(1)
Commission expenses	154	186	173	(17)	8
Restructuring expenses	89	44	47	102	(6)
Total other operating expenses	923	1,012	1,008	(9)	–
Total operating expenses	2,522	2,552	2,510	(1)	2
Income before taxes	1,333	1,024	841	30	22
Statement of operations metrics (%)
Cost/income ratio	64.8	70.8	74.5	–	–
Net revenue detail (CHF million)
Net interest income	1,568	1,449	1,308	8	11
Recurring commissions and fees	1,227	1,200	1,093	2	10
Transaction- and performance-based revenues	1,054	953	922	11	3
Other revenues	41	1	48	–	(98)
Net revenues	3,890	3,603	3,371	8	7
Margins on assets under management (bp)
Gross margin [1]	106	105	112	–	–
Net margin [2]	36	30	28	–	–
Number of relationship managers
Number of relationship managers	1,110	1,130	1,140	(2)	(1)
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
2017 results details
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
Total operating expenses
Compared to 2016, total operating expenses of CHF 2,552 million increased slightly, mainly reflecting slightly higher compensation and benefits and higher commission expenses. Compensation and benefits of CHF 1,540 million increased slightly, mainly reflecting higher discretionary compensation expenses, higher deferred compensation expenses from prior-year awards and increased social security expenses, partially offset by lower salary expenses. General and administrative expenses of CHF 782 million were stable with higher litigation provisions offset by lower professional services fees. Adjusted total operating expenses of CHF 2,460 million were stable compared to 2016.

Assets under management
As of the end of 2018, assets under management of CHF 357.5 billion were CHF 9.4 billion lower compared to the end of 2017, reflecting unfavorable market and foreign exchange-related movements, partially offset by net new assets of CHF 14.2 billion. Net new assets mainly reflected inflows from emerging markets and Europe.
As of the end of 2017, assets under management of CHF 366.9 billion were CHF 43.7 billion higher compared to the end of 2016, primarily reflecting favorable market movements and net new assets of CHF 15.6 billion. Net new assets reflected solid inflows from emerging markets and Europe.
Assets under management – Private Banking
	in / end of			% change
	2018	2017	2016	18 / 17	17 / 16
Assets under management (CHF billion)
Assets under management	357.5	366.9	323.2	(2.6)	13.5
Average assets under management	368.1	343.9	300.3	7.0	14.5
Assets under management by currency (CHF billion)
USD	170.3	162.9	149.0	4.5	9.3
EUR	106.7	114.1	93.2	(6.5)	22.4
CHF	17.5	23.0	21.0	(23.9)	9.5
Other	63.0	66.9	60.0	(5.8)	11.5
Assets under management	357.5	366.9	323.2	(2.6)	13.5
Growth in assets under management (CHF billion)
Net new assets	14.2	15.6	15.6	–	–
Other effects	(23.6)	28.1	18.0	–	–
of which market movements	(12.0)	24.3	10.1	–	–
of which foreign exchange	(7.8)	1.0	7.8	–	–
of which other	(3.8)	2.8	0.1	–	–
Growth in assets under management	(9.4)	43.7	33.6	–	–
Growth in assets under management (%)
Net new assets	3.9	4.8	5.4	–	–
Other effects	(6.5)	8.7	6.2	–	–
Growth in assets under management	(2.6)	13.5	11.6	–	–
Asset Management
2018 results details
Income before taxes of CHF 372 million increased 14% compared to 2017, primarily reflecting slightly lower total operating expenses. Adjusted income before taxes of CHF 427 million increased 12% compared to 2017.
In the first quarter of 2018 we completed the spin-off of a management company for a quantitative fund relating to our systematic market making business while retaining an economic interest in the management company and the fund. Revenues from this interest are recognized as investment and partnership income rather than management fees and performance and placement revenues as previously reported. Prior periods have been reclassified to conform to the current presentation.
Net revenues
Compared to 2017, net revenues of CHF 1,524 million were stable, with higher management fees and investment and partnership income, partially offset by significantly lower performance and placement revenues. Management fees of CHF 1,107 million increased 9%, mainly reflecting higher average assets under management. Investment and partnership income of CHF 224 million increased 10%, mainly driven by a gain on the partial sale of an economic interest in a third-party manager relating to a private equity investment and the investment loss of CHF 43 million from AMF in 2017. These increases were partially offset by the absence of revenues from the systematic market making business due to the spin-off. Performance and placement revenues of CHF 193 million decreased 34%, reflecting lower performance fees due to a strong investment performance of a fund in 2017, investment-related losses compared to gains in 2017 and lower placement fees, partially offset by revenues from the business disposal in 2018. Adjusted net revenues of CHF 1,506 million decreased slightly compared to 2017.
Total operating expenses
Compared to 2017, total operating expenses of CHF 1,152 million decreased slightly, driven by lower compensation and benefits and slightly lower general and administrative expenses. Compensation and benefits of CHF 704 million decreased 5%, mainly reflecting lower discretionary compensation expenses and lower deferred compensation expenses from prior-year awards. General and administrative expenses of CHF 349 million decreased slightly, mainly reflecting lower allocated corporate function costs and lower professional services fees. Adjusted total operating expenses of CHF 1,079 million decreased 7% compared to 2017.
2017 results details
Income before taxes of CHF 327 million increased 17% compared to 2016, with higher net revenues partially offset by higher total operating expenses. Adjusted income before taxes of CHF 381 million increased 33% compared to 2016.
Net revenues
Compared to 2016, net revenues of CHF 1,508 million increased 14%, with higher management fees and significantly higher performance and placement revenues, partially offset by lower investment and partnership income. Management fees of CHF 1,011 million increased 14%, mainly reflecting higher average assets under management. Performance and placement revenues of CHF 293 million increased 40%, mainly reflecting higher performance fees including the strong investment performance of a fund in 2017 and higher placement fees. Investment and partnership income of CHF 204 million decreased 12%, primarily reflecting the investment loss of CHF 43 million from AMF in 2017 compared to a residual gain from a private equity interest of CHF 45 million in 2016. Adjusted net revenues of CHF 1,536 million increased 16% compared to 2016.
Total operating expenses
Compared to 2016, total operating expenses of CHF 1,181 million increased 13%, driven by higher compensation and benefits and higher general and administrative expenses. Compensation and benefits of CHF 738 million increased 11%, reflecting higher salary expenses and higher discretionary compensation expenses, partially offset by lower deferred compensation expenses from prior-year awards. Higher salary expenses mainly reflected the strong investment performance of a fund and the transition of the systematic market making business from Global Markets to International Wealth Management. General and administrative expenses of CHF 359 million increased 17% mainly reflecting higher professional services fees. Adjusted total operating expenses of CHF 1,155 million increased 11% compared to 2016.
Results – Asset Management
	in / end of			% change
	2018	2017	2016	18 / 17	17 / 16
Statements of operations (CHF million)
Net revenues	1,524	1,508	1,327	1	14
Provision for credit losses	0	0	0	–	–
Compensation and benefits	704	738	666	(5)	11
General and administrative expenses	349	359	308	(3)	17
Commission expenses	73	58	66	26	(12)
Restructuring expenses	26	26	7	0	271
Total other operating expenses	448	443	381	1	16
Total operating expenses	1,152	1,181	1,047	(2)	13
Income before taxes	372	327	280	14	17
Statement of operations metrics (%)
Cost/income ratio	75.6	78.3	78.9	–	–
Net revenue detail (CHF million)
Management fees	1,107	1,011	886	9	14
Performance and placement revenues	193	293	209	(34)	40
Investment and partnership income	224	204	232	10	(12)
Net revenues	1,524	1,508	1,327	1	14
of which recurring commissions and fees	1,006	935	821	8	14
of which transaction- and performance-based revenues	576	663	504	(13)	32
of which other revenues	(58)	(90)	2	(36)	–
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

Assets under management
As of the end of 2018, assets under management of CHF 388.7 billion were CHF 3.1 billion higher compared to the end of 2017, reflecting net new assets of CHF 22.2 billion, partially offset by unfavorable market and foreign exchange-related movements. Net new assets mainly reflected inflows from traditional and alternative investments.
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
Assets under management – Asset Management
	in / end of			% change
	2018	2017	2016	18 / 17	17 / 16
Assets under management (CHF billion)
Traditional investments	218.9	217.6	159.9	0.6	36.1
Alternative investments	124.6	121.5	121.0	2.6	0.4
Investments and partnerships	45.2	46.5	40.7	(2.8)	14.3
Assets under management	388.7	385.6	321.6	0.8	19.9
Average assets under management	397.8	368.4	317.5	8.0	16.0
Assets under management by currency (CHF billion)
USD	107.2	100.1	95.9	7.1	4.4
EUR	49.0	48.2	36.6	1.7	31.7
CHF	184.9	182.6	140.7	1.3	29.8
Other	47.6	54.7	48.4	(13.0)	13.0
Assets under management	388.7	385.6	321.6	0.8	19.9
Growth in assets under management (CHF billion)
Net new assets [1]	22.2	20.3	5.6	–	–
Other effects	(19.1)	43.7	(5.3)	–	–
of which market movements	(9.1)	20.6	7.6	–	–
of which foreign exchange	(3.4)	(0.3)	3.9	–	–
of which other	(6.6)	23.4	(16.8)	–	–
Growth in assets under management	3.1	64.0	0.3	–	–
Growth in assets under management (%)
Net new assets	5.8	6.3	1.7	–	–
Other effects	(5.0)	13.6	(1.6)	–	–
Growth in assets under management	0.8	19.9	0.1	–	–
1 Includes outflows for private equity assets reflecting realizations at cost and unfunded commitments on which a fee is no longer earned.

Asia Pacific
In 2018, we reported income before taxes of CHF 664 million and net revenues of CHF 3,393 million. Income before taxes decreased 9% compared to 2017, reflecting the challenging market conditions in the second half of 2018.
Results summary
2018 results
In 2018, income before taxes of CHF 664 million decreased 9% compared to 2017 due to lower net revenues and higher provision for credit losses, partially offset by lower total operating expenses. In 2018, the US GAAP accounting standard pertaining to revenue recognition was adopted. As a result, both net revenues and operating expenses in Asia Pacific decreased CHF 27 million. Lower net revenues of CHF 3,393 million were driven by lower revenues in our Markets business across all revenue categories. Lower equity sales and trading revenues were primarily driven by weaker results in equity derivatives, reflecting reduced client activity and a difficult trading environment in the second half of 2018. Lower fixed income sales and trading revenues were primarily driven by a weaker performance in rates, partially offset by higher revenues in foreign exchange products, structured products and credit products. Wealth Management & Connected revenues were stable, mainly reflecting lower transaction-based revenues and lower advisory, underwriting and financing revenues, offset by higher recurring commissions and fees. Financing revenues in 2017 included a gain of CHF 64 million from a pre-IPO financing and a positive net fair value impact of CHF 94 million from an impaired loan portfolio in recovery management. Compared to 2017, total operating expenses of CHF 2,694 million decreased slightly, primarily reflecting lower compensation and benefits and lower commission expenses, largely offset by higher general and administrative expenses, primarily driven by higher litigation provisions. Adjusted income before taxes of CHF 804 million increased slightly compared to 2017.
Divisional results
	in / end of			% change
	2018	2017	2016	18 / 17	17 / 16
Statements of operations (CHF million)
Net revenues	3,393	3,504	3,597	(3)	(3)
Provision for credit losses	35	15	26	133	(42)
Compensation and benefits	1,503	1,602	1,665	(6)	(4)
General and administrative expenses	887	831	836	7	(1)
Commission expenses	243	264	292	(8)	(10)
Restructuring expenses	61	63	53	(3)	19
Total other operating expenses	1,191	1,158	1,181	3	(2)
Total operating expenses	2,694	2,760	2,846	(2)	(3)
Income before taxes	664	729	725	(9)	1
Statement of operations metrics (%)
Return on regulatory capital	12.0	13.8	13.7	–	–
Cost/income ratio	79.4	78.8	79.1	–	–
Number of employees (full-time equivalents)
Number of employees	7,440	7,230	6,980	3	4
1 Calculated using a return excluding interest costs for allocated goodwill.

Divisional results (continued)
	in / end of			% change
	2018	2017	2016	18 / 17	17 / 16
Net revenues (CHF million)
Wealth Management & Connected	2,290	2,322	1,904	(1)	22
Markets	1,103	1,182	1,693	(7)	(30)
Net revenues	3,393	3,504	3,597	(3)	(3)
Provision for credit losses (CHF million)
New provisions	42	28	72	50	(61)
Releases of provisions	(7)	(13)	(46)	(46)	(72)
Provision for credit losses	35	15	26	133	(42)
Balance sheet statistics (CHF million)
Total assets	99,809	96,497	97,221	3	(1)
Net loans	43,713	43,080	40,134	1	7
of which Private Banking	32,877	35,331	33,405	(7)	6
Risk-weighted assets	37,156	31,474	34,605	18	(9)
Leverage exposure	106,375	105,585	108,926	1	(3)
2017 results
In 2017, income before taxes of CHF 729 million was stable compared to 2016 as lower net revenues were offset by lower total operating expenses and lower provision for credit losses. Lower net revenues of CHF 3,504 million were driven by lower fixed income and equity sales and trading revenues in our Markets business. Lower fixed income and trading revenues were primarily driven by decreased client activity in rates and lower revenues in foreign exchange products due to weaker trading performance. Lower equity sales and trading revenues were primarily driven by weaker results, reflecting a difficult trading environment that was characterized by persistently low levels of volatility and reduced client activity in equity derivatives, and the transition of the systematic market making business to International Wealth Management that was completed in the first quarter of 2017. These decreases were partially offset by higher net revenues in our Wealth Management & Connected business, reflecting higher Private Banking revenues, mainly from higher transaction-based revenues, and higher advisory, underwriting and financing revenues. Compared to 2016, total operating expenses of CHF 2,760 million decreased slightly, primarily reflecting lower compensation and benefits and lower commission expenses, mainly due to the transition of the systematic market making business, partially offset by higher restructuring expenses. Adjusted income before taxes of CHF 792 million increased slightly compared to 2016.
Capital and leverage metrics
As of the end of 2018, we reported risk-weighted assets of CHF 37.2 billion, an increase of CHF 5.7 billion compared to the end of 2017, primarily reflecting business growth in Wealth Management & Connected and methodology changes, partly offset by lower business usage in Markets. Leverage exposure was CHF 106.4 billion, an increase of CHF 0.8 billion compared to the end of 2017, reflecting higher HQLA, higher lending activities in Wealth Management & Connected and a foreign exchange impact, partially offset by lower business usage in Markets.
Reconciliation of adjusted results
	Wealth Management & Connected			Markets			Asia Pacific
in	2018	2017	2016	2018	2017	2016	2018	2017	2016
Adjusted results (CHF million)
Net revenues	2,290	2,322	1,904	1,103	1,182	1,693	3,393	3,504	3,597
Provision for credit losses	25	15	29	10	–	(3)	35	15	26
Total operating expenses	1,574	1,508	1,386	1,120	1,252	1,460	2,694	2,760	2,846
Restructuring expenses	(27)	(21)	(14)	(34)	(42)	(39)	(61)	(63)	(53)
Major litigation provisions	(79)	0	0	0	0	0	(79)	0	0
Adjusted total operating expenses	1,468	1,487	1,372	1,086	1,210	1,421	2,554	2,697	2,793
Income/(loss) before taxes	691	799	489	(27)	(70)	236	664	729	725
Total adjustments	106	21	14	34	42	39	140	63	53
Adjusted income/(loss) before taxes	797	820	503	7	(28)	275	804	792	778
Adjusted return on regulatory capital (%)	–	–	–	–	–	–	14.5	15.0	14.8
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjusted results" in Credit Suisse for further information.

Wealth Management & Connected
2018 results details
Income before taxes of CHF 691 million decreased 14% compared to 2017, reflecting higher total operating expenses, lower net revenues and higher provision for credit losses. Adjusted income before taxes of CHF 797 million decreased slightly compared to 2017.
Net revenues
Net revenues of CHF 2,290 million were stable compared to 2017, reflecting higher Private Banking revenues, offset by lower advisory, underwriting and financing revenues. Recurring commissions and fees increased 10% to CHF 420 million, primarily reflecting higher investment product management fees, fees from lending activities, discretionary mandate management fees and investment advisory fees. Net interest income was stable. Transaction-based revenues decreased 7% to CHF 563 million, mainly due to lower brokerage and product issuing fees. Advisory, underwriting and financing revenues decreased 5% to CHF 678 million, primarily due to lower financing revenues and debt underwriting revenues, partially offset by higher fees from M&A transactions and equity underwriting revenues. Financing revenues in 2018 included a negative net fair value impact of CHF 10 million from an impaired loan portfolio in recovery management compared to 2017, which included a gain of CHF 64 million from a pre-IPO financing and a positive net fair value impact of CHF 94 million from an impaired loan portfolio in recovery management.
Provision for credit losses
The Wealth Management & Connected loan portfolio primarily comprises Private Banking lombard loans, mainly backed by listed securities, and secured and unsecured loans to corporates.
In 2018, Wealth Management & Connected recorded a provision for credit losses of CHF 25 million relating to several individual cases, compared to a provision for credit losses of CHF 15 million in 2017.
Total operating expenses
Total operating expenses of CHF 1,574 million increased 4% compared to 2017, mainly reflecting higher general and administrative expenses. General and administrative expenses increased 19% to CHF 500 million, mainly due to higher litigation provisions. Litigation provisions recorded in 2018 primarily related to the US Department of Justice and US Securities and Exchange Commission (SEC) investigations regarding our hiring practices in the Asia Pacific region between 2007 and 2013, which have now been resolved. Compensation and benefits were stable, primarily reflecting lower discretionary compensation expenses, offset by higher deferred compensation expenses from prior-year awards. Adjusted total operating expenses of CHF 1,468 million were stable compared to 2017.
Margins
Margin calculations are aligned with the performance metrics of our Private Banking business and its related assets under management within the Wealth Management & Connected business.
Our gross margin was 79 basis points in 2018, nine basis points lower compared to 2017, mainly reflecting an 11.5% increase in average assets under management.
> Refer to “Assets under management” for further information.
Our net margin was 27 basis points in 2018, three basis points lower compared to 2017, mainly reflecting the increase in average assets under management.

Results - Wealth Management & Connected
	in / end of			% change
	2018	2017	2016	18 / 17	17 / 16
Statements of operations (CHF million)
Net revenues	2,290	2,322	1,904	(1)	22
Provision for credit losses	25	15	29	67	(48)
Compensation and benefits	988	1,002	941	(1)	6
General and administrative expenses	500	421	384	19	10
Commission expenses	59	64	47	(8)	36
Restructuring expenses	27	21	14	29	50
Total other operating expenses	586	506	445	16	14
Total operating expenses	1,574	1,508	1,386	4	9
Income before taxes	691	799	489	(14)	63
Statement of operations metrics (%)
Cost/income ratio	68.7	64.9	72.8	–	–
Net revenue detail (CHF million)
Private Banking	1,612	1,607	1,374	–	17
of which net interest income	628	620	602	1	3
of which recurring commissions and fees	420	381	319	10	19
of which transaction-based revenues	563	606	469	(7)	29
of which other revenues	1	0	(16)	–	100
Advisory, underwriting and financing	678	715	530	(5)	35
Net revenues	2,290	2,322	1,904	(1)	22
Private Banking margins on assets under management (bp)
Gross margin [1]	79	88	86	–	–
Net margin [2]	27	30	23	–	–
Number of relationship managers
Number of relationship managers	580	590	640	(2)	(8)
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
2017 results details
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
Assets under management
As of the end of 2018, assets under management of CHF 201.7 billion were CHF 4.9 billion higher compared to the end of 2017, mainly reflecting net new assets of CHF 17.2 billion, partially offset by unfavorable market movements. Net new assets reflected inflows across most of our markets.
As of the end of 2017, assets under management of CHF 196.8 billion were CHF 29.9 billion higher compared to the end of 2016, mainly reflecting net new assets of CHF 16.9 billion and favorable market movements. Net new assets reflected inflows primarily from Greater China, South East Asia, Japan and Australia.
Assets under management – Private Banking
	in / end of			% change
	2018	2017	2016	18 / 17	17 / 16
Assets under management (CHF billion)
Assets under management	201.7	196.8	166.9	2.5	17.9
Average assets under management	203.3	182.3	159.5	11.5	14.3
Assets under management by currency (CHF billion)
USD	106.4	98.2	82.5	8.4	19.0
EUR	5.8	6.7	4.6	(13.4)	45.7
CHF	1.8	2.5	2.0	(28.0)	25.0
Other	87.7	89.4	77.8	(1.9)	14.9
Assets under management	201.7	196.8	166.9	2.5	17.9
Growth in assets under management (CHF billion)
Net new assets	17.2	16.9	13.6	–	–
Other effects	(12.3)	13.0	2.9	–	–
of which market movements	(13.2)	16.8	1.0	–	–
of which foreign exchange	(0.4)	(3.9)	4.8	–	–
of which other	1.3	0.1	(2.9)	–	–
Growth in assets under management	4.9	29.9	16.5	–	–
Growth in assets under management (%)
Net new assets	8.7	10.1	9.0	–	–
Other effects	(6.2)	7.8	2.0	–	–
Growth in assets under management	2.5	17.9	11.0	–	–

Markets
2018 results details
Loss before taxes of CHF 27 million in 2018 compared to a loss before taxes of CHF 70 million in 2017. The related decrease of CHF 43 million reflected lower total operating expenses, partially offset by lower net revenues and higher provision for credit losses. Adjusted income before taxes of CHF 7 million in 2018 compared to an adjusted loss before taxes of CHF 28 million in 2017.
Net revenues
Net revenues of CHF 1,103 million decreased 7% compared to 2017, primarily reflecting the difficult trading environment in the second half of 2018. Equity sales and trading revenues decreased 7% to CHF 859 million, mainly due to lower revenues from equity derivatives, reflecting decreased client activity and the difficult trading environment. Fixed income sales and trading revenues decreased 7% to CHF 244 million, mainly due to lower revenues from rates, reflecting the unfavorable trading environment, partially offset by higher revenues from foreign exchange products, due to a stronger trading performance, and increased client activity in structured products and credit products.
Provision for credit losses
In 2018, Markets recorded a provision for credit losses of CHF 10 million related to a single case. No provision for credit losses was recorded in 2017.
Total operating expenses
Total operating expenses of CHF 1,120 million decreased 11% compared to 2017, reflecting lower compensation and benefits, general and administrative expenses, commission expenses and restructuring expenses. Compensation and benefits decreased 14% to CHF 515 million, mainly due to lower discretionary compensation expenses, allocated corporate function costs, deferred compensation expenses from prior-year awards and salary expenses. General and administrative expenses decreased 6% to CHF 387 million, mainly due to lower professional services fees and a provision release.
Results – Markets
	in / end of			% change
	2018	2017	2016	18 / 17	17 / 16
Statements of operations (CHF million)
Net revenues	1,103	1,182	1,693	(7)	(30)
Provision for credit losses	10	–	(3)	–	100
Compensation and benefits	515	600	724	(14)	(17)
General and administrative expenses	387	410	452	(6)	(9)
Commission expenses	184	200	245	(8)	(18)
Restructuring expenses	34	42	39	(19)	8
Total other operating expenses	605	652	736	(7)	(11)
Total operating expenses	1,120	1,252	1,460	(11)	(14)
Income/(loss) before taxes	(27)	(70)	236	(61)	–
Statement of operations metrics (%)
Cost/income ratio	101.5	105.9	86.2	–	–
Net revenue detail (CHF million)
Equity sales and trading	859	920	1,162	(7)	(21)
Fixed income sales and trading	244	262	531	(7)	(51)
Net revenues	1,103	1,182	1,693	(7)	(30)

2017 results details
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

Global Markets
In 2018, we reported income before taxes of CHF 154 million and net revenues of CHF 4,980 million. Net revenues decreased 10% compared to 2017, reflecting challenging operating conditions in our fixed income businesses.
Results summary
2018 results
In 2018, we reported income before taxes of CHF 154 million. Net revenues of CHF 4,980 million decreased 10% compared to 2017, primarily reflecting lower results across fixed income trading and underwriting and reduced cash equities revenues due to less favorable market conditions, partially offset by increased ITS performance due to substantially higher equity derivatives revenues. Fixed income sales and trading revenues decreased 9%, primarily driven by substantially lower revenues in our credit franchise, reflecting challenging operating conditions. Underwriting revenues decreased 6%, reflecting lower debt issuance activity due to higher market volatility. Equity sales and trading revenues decreased 2%, reflecting lower cash equities and prime services revenues, partially offset by substantially higher equity derivatives revenues. Total operating expenses of CHF 4,802 million decreased 5% compared to 2017, reflecting lower compensation and benefits, general and administrative expenses and commission expenses, partially offset by higher restructuring expenses. We reported an adjusted income before taxes of CHF 406 million in 2018.
Divisional results
	in / end of			% change
	2018	2017	2016	18 / 17	17 / 16
Statements of operations (CHF million)
Net revenues	4,980	5,551	5,497	(10)	1
Provision for credit losses	24	31	(3)	(23)	–
Compensation and benefits	2,296	2,532	2,688	(9)	(6)
General and administrative expenses	1,773	1,839	2,038	(4)	(10)
Commission expenses	491	549	509	(11)	8
Goodwill impairment	0	0	0	–	–
Restructuring expenses	242	150	217	61	(31)
Total other operating expenses	2,506	2,538	2,764	(1)	(8)
Total operating expenses	4,802	5,070	5,452	(5)	(7)
Income before taxes	154	450	48	(66)	–
Statement of operations metrics (%)
Return on regulatory capital	1.2	3.2	0.4	–	–
Cost/income ratio	96.4	91.3	99.2	–	–
Balance sheet statistics (CHF million, except where indicated)
Total assets	211,530	242,159	239,700	(13)	1
Risk-weighted assets	59,016	58,858	51,713	0	14
Risk-weighted assets (USD)	59,836	60,237	50,556	(1)	19
Leverage exposure	245,664	283,809	284,143	(13)	0
Leverage exposure (USD)	249,076	290,461	277,787	(14)	5
Number of employees (full-time equivalents)
Number of employees	11,350	11,740	11,530	(3)	2
1 Calculated using a return excluding interest costs for allocated goodwill.

Divisional results (continued)
	in			% change
	2018	2017	2016	18 / 17	17 / 16
Net revenue detail (CHF million)
Fixed income sales and trading	2,649	2,922	2,599	(9)	12
Equity sales and trading	1,709	1,750	2,157	(2)	(19)
Underwriting	1,047	1,115	957	(6)	17
Other	(425)	(236)	(216)	80	9
Net revenues	4,980	5,551	5,497	(10)	1
Reconciliation of adjusted results
	Global Markets
in	2018	2017	2016
Adjusted results (CHF million)
Net revenues	4,980	5,551	5,497
Provision for credit losses	24	31	(3)
Total operating expenses	4,802	5,070	5,452
Restructuring expenses	(242)	(150)	(217)
Major litigation provisions	(10)	0	(7)
Expenses related to business sales	0	(8)	0
Adjusted total operating expenses	4,550	4,912	5,228
Income before taxes	154	450	48
Total adjustments	252	158	224
Adjusted income before taxes	406	608	272
Adjusted return on regulatory capital (%)	3.1	4.3	2.0
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjusted results" in Credit Suisse for further information.
2017 results
In 2017, we reported income before taxes of CHF 450 million. Net revenues of CHF 5,551 million were stable compared to 2016, as substantially higher securitized products revenues and increased underwriting activity were offset by challenging equity trading conditions which resulted in low levels of client activity, particularly in ITS. Fixed income sales and trading revenues increased 12%, underwriting revenues increased 17% and equity sales and trading revenues declined 19%. Total operating expenses were CHF 5,070 million, down 7% compared to 2016, reflecting lower compensation and benefits, reduced allocated corporate function costs and lower restructuring costs. We reported an adjusted income before taxes of CHF 608 million in 2017.
Capital and leverage metrics
As of the end of 2018, we reported risk-weighted assets of USD 59.8 billion, stable compared to 2017 and in line with our 2018 threshold of USD 60 billion. Leverage exposure was USD 249.1 billion, in line with our 2018 threshold of USD 290 billion. Leverage exposure decreased USD 41.4 billion compared to 2017, reflecting lower business activity and the ITS recalibration in the second quarter of 2018.
2018 results details
Revenues reflected a change in the intra-divisional funding cost allocation methodology between fixed income sales and trading and equity sales and trading in the fourth quarter of 2018 due to ongoing work on the implementation of the net stable funding ratio framework. In the first quarter of 2018, the US GAAP accounting standard pertaining to revenue recognition was adopted. As a result, both net revenues and operating expenses in Global Markets increased CHF 32 million in 2018.
Fixed income sales and trading
Fixed income sales and trading revenues of CHF 2,649 million decreased 9% compared to 2017, primarily driven by substantially lower revenues in our credit franchise reflecting challenging operating conditions. Securitized products revenues decreased significantly compared to a strong 2017, reflecting lower client activity across agency and non-agency trading, partially offset by continued momentum in our asset finance business and a significant gain from the sale of an investment. Global credit products revenues decreased, primarily due to lower leveraged finance revenues, reflecting high levels of volatility and widening US high yield spreads in the second half of the year. Emerging markets revenues decreased, reflecting a substantial decline in Brazil trading due to significantly lower client activity and rationalization of the business, partially offset by higher structured credit revenues across regions. In addition, macro products revenues decreased, reflecting the adverse impact of rationalizing the business partially offset by higher foreign exchange results.
Equity sales and trading
Equity sales and trading revenues of CHF 1,709 million decreased 2% compared to 2017, primarily reflecting lower cash equities and prime services revenues, partially offset by substantially higher equity derivatives revenues. Cash equities revenues decreased, reflecting lower trading activity. In addition, prime services revenues declined primarily reflecting lower prime brokerage in line with market indices and reduced client financing revenues, partially offset by higher commissions in listed derivatives. This was partially offset by significantly increased equity derivatives revenues, albeit compared to a subdued 2017, reflecting higher volatility and benefits from continued investments in the business.
Underwriting
Underwriting revenues of CHF 1,047 million decreased 6% compared to 2017, reflecting lower debt issuance activity due to higher market volatility. Debt underwriting revenues decreased, primarily due to lower leveraged finance and investment grade revenues. This was partially offset by higher equity underwriting revenues.
Provision for credit losses
Global Markets recorded a provision for credit losses of CHF 24 million in 2018 compared to CHF 31 million in 2017.
Total operating expenses
Compared to 2017, total operating expenses of CHF 4,802 million decreased 5%, reflecting lower compensation and benefits, reduced general and administrative expenses and lower commissions expenses, partially offset by higher restructuring expenses. Compensation and benefits decreased 9%, reflecting lower deferred compensation expenses from prior-year awards, reduced discretionary compensation and lower salary expenses. General and administrative expenses decreased, reflecting lower professional services fees and lower allocated corporate function costs. In addition, we incurred restructuring expenses of CHF 242 million, reflecting the results of our cost efficiency measures.
2017 results details
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
Total operating expenses
Compared to 2016, total operating expenses of CHF 5,070 million decreased 7%, reflecting lower compensation and benefits, reduced general and administrative expenses and lower restructuring costs. Compensation and benefits decreased 6%, reflecting lower deferred compensation expenses from prior-year awards, lower salary and reduced discretionary compensation expenses. General and administrative expenses decreased, primarily due to lower allocated corporate function costs. In addition, we incurred restructuring expenses of CHF 150 million.

Investment Banking & Capital Markets
In 2018, we reported income before taxes of CHF 344 million and net revenues of CHF 2,177 million. Net revenues increased 2% compared to 2017, driven by strong M&A performance but with lower financing activity across the market.
Results summary
2018 results
In 2018, we reported income before taxes of CHF 344 million. Net revenues of CHF 2,177 million increased 2% compared to 2017, due to higher revenues from advisory and other fees, partially offset by lower debt and equity underwriting revenues. Advisory and other fees of CHF 950 million increased 23%, mainly reflecting higher revenues from completed M&A transactions. Debt underwriting revenues of CHF 934 million decreased 9%, driven by lower leveraged finance and debt capital market revenues, partially offset by higher derivatives financing revenues. Equity underwriting revenues of CHF 314 million decreased 19%, driven by decreased follow-on activity, including a loss on a single block trade, and lower rights offerings, partially offset by higher revenues from equity derivatives and initial public offering (IPO) issuances. Total operating expenses of CHF 1,809 million increased 4%, primarily due to higher general and administrative expenses and restructuring expenses. Adjusted income before taxes was CHF 429 million in 2018.
Divisional results
	in / end of			% change
	2018	2017	2016	18 / 17	17 / 16
Statements of operations (CHF million)
Net revenues	2,177	2,139	1,972	2	8
Provision for credit losses	24	30	20	(20)	50
Compensation and benefits	1,249	1,268	1,218	(1)	4
General and administrative expenses	467	423	443	10	(5)
Commission expenses	9	7	2	29	250
Goodwill impairment	0	0	0	–	–
Restructuring expenses	84	42	28	100	50
Total other operating expenses	560	472	473	19	–
Total operating expenses	1,809	1,740	1,691	4	3
Income before taxes	344	369	261	(7)	41
Statement of operations metrics (%)
Return on regulatory capital	10.9	13.7	10.7	–	–
Cost/income ratio	83.1	81.3	85.8	–	–
Balance sheet statistics (CHF million, except where indicated)
Total assets	16,156	20,803	20,784	(22)	0
Risk-weighted assets	24,190	20,058	18,027	21	11
Risk-weighted assets (USD)	24,526	20,528	17,624	19	16
Leverage exposure	40,485	43,842	45,571	(8)	(4)
Leverage exposure (USD)	41,047	44,870	44,552	(9)	1
Number of employees (full-time equivalents)
Number of employees	3,100	3,190	3,090	(3)	3
1 Calculated using a return excluding interest costs for allocated goodwill.

Divisional results (continued)
	in			% change
	2018	2017	2016	18 / 17	17 / 16
Net revenue detail (CHF million)
Advisory and other fees	950	770	849	23	(9)
Debt underwriting	934	1,030	934	(9)	10
Equity underwriting	314	386	312	(19)	24
Other	(21)	(47)	(123)	(55)	(62)
Net revenues	2,177	2,139	1,972	2	8
Reconciliation of adjusted results
	Investment Banking & Capital Markets
in	2018	2017	2016
Adjusted results (CHF million)
Net revenues	2,177	2,139	1,972
Provision for credit losses	24	30	20
Total operating expenses	1,809	1,740	1,691
Restructuring expenses	(84)	(42)	(28)
Major litigation provisions	(1)	0	0
Adjusted total operating expenses	1,724	1,698	1,663
Income before taxes	344	369	261
Total adjustments	85	42	28
Adjusted income before taxes	429	411	289
Adjusted return on regulatory capital (%)	13.6	15.2	11.9
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjusted results" in Credit Suisse for further information.
2017 results
In 2017, we reported income before taxes of CHF 369 million. Net revenues of CHF 2,139 million increased 8% compared to 2016, due to higher revenues from debt underwriting and equity underwriting, partially offset by lower revenues in advisory and other fees. Debt underwriting revenues of CHF 1,030 million increased 10%, driven by higher leveraged finance revenues, partially offset by lower derivatives financing revenues. Equity underwriting revenues of CHF 386 million increased 24%, primarily reflecting an increase in the overall industry-wide fee pool driven by strong IPO activity. Advisory and other fees of CHF 770 million decreased 9%, mainly reflecting lower revenues from completed M&A transactions. Total operating expenses of CHF 1,740 million increased 3%, primarily due to higher compensation and benefits and restructuring expenses. Adjusted income before taxes was CHF 411 million in 2017.
Capital and leverage metrics
As of the end of 2018, risk-weighted assets were USD 24.5 billion, an increase of USD 4.0 billion compared to the end of 2017. The change was primarily driven by growth in the lending portfolio and underwriting commitments, the new operational risk allocation key in the first quarter of 2018 and the impact of methodology changes. We reported leverage exposure of USD 41.0 billion, a decrease of USD 3.8 billion compared to the end of 2017, primarily driven by the realignment of our HQLA allocations in the first quarter of 2018.
2018 results details
In the first quarter of 2018, the US GAAP accounting standard pertaining to revenue recognition was adopted. As a result, both net revenues and operating expenses in Investment Banking & Capital Markets increased CHF 59 million in 2018.
Advisory and other fees
In 2018, revenues from advisory and other fees of CHF 950 million increased 23% compared to 2017, primarily driven by higher revenues from completed M&A transactions across the Americas and EMEA regions, with share of wallet gains in EMEA. Share of wallet refers to our share of the industry-wide fee pool for the respective products.
Debt underwriting
In 2018, debt underwriting revenues of CHF 934 million decreased 9% compared to 2017, primarily driven by lower leveraged finance activity and lower revenues from debt capital markets, partially offset by increased derivatives financing revenues.
Equity underwriting
In 2018, equity underwriting revenues of CHF 314 million decreased 19% compared to 2017, reflecting a decrease in the overall industry-wide fee pool. Performance was impacted by lower revenues from follow-on activity, including the loss on a single block trade, and rights offerings, partially offset by higher revenues from equity derivatives and IPO issuances.

Provision for credit losses
In 2018, Investment Banking & Capital Markets recorded a provision for credit losses of CHF 24 million, driven by adverse developments on non-fair valued loans in our corporate lending portfolio, partially offset by a release of provisions relating to two counterparties.
Total operating expenses
Total operating expenses of CHF 1,809 million increased 4% compared to 2017, primarily due to higher general and administrative expenses and restructuring expenses. General and administrative expenses increased 10%, mainly driven by higher costs due to the adoption of the new revenue recognition accounting standard. During 2018 we incurred restructuring expenses of CHF 84 million, compared to CHF 42 million incurred in 2017, reflecting targeted headcount reductions.
2017 results details
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
	in		% change
	2018	2017	YoY
Global advisory and underwriting revenues (USD million)
Advisory and other fees	1,163	935	24
Debt underwriting	2,050	2,292	(11)
Equity underwriting	830	906	(8)
Global advisory and underwriting revenues	4,043	4,133	(2)

Strategic Resolution Unit
In 2018, we reported a loss before taxes of CHF 1,381 million and decreased risk-weighted assets by USD 16.2 billion and leverage exposure by USD 31.3 billion compared to the end of 2017.
Results summary
2018 results
In 2018, we reported a loss before taxes of CHF 1,381 million and negative net revenues of CHF 708 million compared to a loss before taxes of CHF 2,135 million and negative net revenues of CHF 886 million in 2017. In 2018, we reported an adjusted loss before taxes of CHF 1,240 million, compared to CHF 1,847 million in 2017. Negative net revenues of CHF 708 million in 2018 were primarily driven by overall funding costs and valuation adjustments across our legacy investment banking portfolio, partially offset by revenues from our legacy cross-border and small markets businesses. Provision for credit losses was CHF 1 million in 2018 compared to CHF 32 million in 2017. Total operating expenses were CHF 672 million in 2018, including CHF 385 million of general and administrative expenses, of which CHF 132 million were litigation provisions, and CHF 254 million of compensation and benefits. In 2018, we reported adjusted total operating expenses of CHF 530 million.
Divisional results
	in / end of			% change
	2018	2017	2016	18 / 17	17 / 16
Statements of operations (CHF million)
Net revenues	(708)	(886)	(1,271)	(20)	(30)
of which from noncontrolling interests without significant economic interest	(8)	45	27	–	67
Provision for credit losses	1	32	111	(97)	(71)
Compensation and benefits	254	332	612	(23)	(46)
General and administrative expenses	385	796	3,590	(52)	(78)
of which litigation provisions	132	300	2,792	(56)	(89)
Commission expenses	12	32	54	(63)	(41)
Restructuring expenses	21	57	121	(63)	(53)
Total other operating expenses	418	885	3,765	(53)	(76)
Total operating expenses	672	1,217	4,377	(45)	(72)
of which from noncontrolling interests without significant economic interest	4	10	23	(60)	(57)
Income/(loss) before taxes	(1,381)	(2,135)	(5,759)	(35)	(63)
of which from noncontrolling interests without significant economic interest	(12)	35	4	–	–
Balance sheet statistics (CHF million, except where indicated)
Total assets	20,874	45,629	80,297	(54)	(43)
Risk-weighted assets	17,926	33,613	45,441	(47)	(26)
Risk-weighted assets (USD)	18,175	34,401	44,425	(47)	(23)
Leverage exposure	29,579	59,934	105,768	(51)	(43)
Leverage exposure (USD)	29,990	61,339	103,402	(51)	(41)
Number of employees (full-time equivalents)
Number of employees	1,320	1,530	1,830	(14)	(16)

Divisional results (continued)
	in			% change
	2018	2017	2016	18 / 17	17 / 16
Net revenue detail (CHF million)
Restructuring of select onshore businesses	1	31	154	(97)	(80)
Legacy cross-border and small markets businesses	53	121	194	(56)	(38)
Legacy asset management positions	12	(79)	(90)	–	(12)
Legacy investment banking portfolio	(453)	(697)	(1,253)	(35)	(44)
Legacy funding costs	(315)	(337)	(315)	(7)	7
Other	2	30	12	(93)	150
Noncontrolling interests without significant economic interest	(8)	45	27	–	67
Net revenues	(708)	(886)	(1,271)	(20)	(30)
Reconciliation of adjusted results
	Strategic Resolution Unit
in	2018	2017	2016
Adjusted results (CHF million)
Net revenues	(708)	(886)	(1,271)
Real estate gains	(1)	0	(4)
(Gains)/losses on business sales	0	(38)	6
Adjusted net revenues	(709)	(924)	(1,269)
Provision for credit losses	1	32	111
Total operating expenses	672	1,217	4,377
Restructuring expenses	(21)	(57)	(121)
Major litigation provisions	(117)	(269)	(2,693)
Expenses related to business sales	(4)	0	0
Adjusted total operating expenses	530	891	1,563
Income/(loss) before taxes	(1,381)	(2,135)	(5,759)
Total adjustments	141	288	2,816
Adjusted income/(loss) before taxes	(1,240)	(1,847)	(2,943)
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjusted results" in Credit Suisse for further information.
2017 results
In 2017, we reported a loss before taxes of CHF 2,135 million, compared to a loss before taxes of CHF 5,759 million in 2016 that included significant litigation provisions of CHF 2,792 million, primarily related to the settlements with the DOJ and the NCUA regarding our legacy RMBS business. In 2017, we reported an adjusted loss before taxes of CHF 1,847 million, compared to CHF 2,943 million in 2016. Negative net revenues of CHF 886 million in 2017 were driven by overall funding costs, valuation adjustments and exit costs, partially offset by revenues from our legacy cross-border and small markets businesses. Valuation adjustments in 2017 primarily reflected mark-to-market losses on our legacy investment banking portfolio. Provision for credit losses was CHF 32 million in 2017 compared to CHF 111 million in 2016. Total operating expenses were CHF 1,217 million in 2017, including CHF 796 million of general and administrative expenses, of which CHF 300 million were litigation provisions, and CHF 332 million of compensation and benefits. In 2017, we reported adjusted total operating expenses of CHF 891 million.
Capital and leverage metrics
As of the end of 2018, we reported risk-weighted assets of USD 18.2 billion, a decrease of USD 16.2 billion compared to the end of 2017. Leverage exposure was USD 30.0 billion as of the end of 2018, reflecting a decrease of USD 31.3 billion compared to the end of 2017. These decreases were primarily achieved through a broad range of transactions, including restructuring, compression and unwinds in the derivatives portfolio, the sale of emerging markets and residual ship finance loans and mitigation of certain residual illiquid asset management exposures.
Development of the Strategic Resolution Unit
In the fourth quarter of 2015, we formed the Strategic Resolution Unit to oversee the effective wind-down of businesses and positions that did not fit our strategic direction in the most efficient manner possible. Beginning in 2019, the Strategic Resolution Unit has ceased to exist as a separate division of the Group. The residual portfolio remaining as of December 31, 2018 is now managed in an Asset Resolution Unit and will be separately disclosed within the Corporate Center.
> Refer to “Development of the Strategic Resolution Unit” in I – Information on the company – Divisions – Strategic Resolution Unit for further information.

2018 results details
Net revenues
We reported negative net revenues of CHF 708 million in 2018 compared to negative net revenues of CHF 886 million in 2017. The improvement was primarily driven by lower overall funding costs and lower exit costs, partially offset by a reduction in fee-based revenues as a result of business exits and higher negative valuation adjustments.
Provision for credit losses
Provision for credit losses was CHF 1 million in 2018 compared to CHF 32 million in 2017. Provisions in 2017 were primarily related to corporate loans, the disposal of a portfolio of senior financing on US middle market loans and ship finance exposures.
Total operating expenses
Total operating expenses of CHF 672 million decreased by CHF 545 million, a decline of 45% compared to 2017, primarily due to lower general and administrative expenses and lower compensation and benefits. General and administrative expenses of CHF 385 million decreased 52%, including lower litigation provisions, mainly in connection with mortgage-related matters, and a reduction in costs related to the settlements with US authorities regarding US cross-border matters, some of which related to the work performed by the DFS monitor. Compensation and benefits of CHF 254 million decreased 23%, primarily as a result of the reduced size of the division and various cost reduction initiatives. Adjusted total operating expenses were CHF 530 million in 2018, compared to CHF 891 million in 2017, a decline of 41%.
2017 results details
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
Total operating expenses
Total operating expenses of CHF 1,217 million decreased CHF 3,160 million, a decline of 72% compared to 2016, primarily due to lower general and administrative expenses and lower compensation and benefits. General and administrative expenses of CHF 796 million decreased 78%, including significantly lower litigation provisions, a decrease of CHF 2,492 million as 2016 included significant litigation provisions of CHF 2,792 million, primarily related to the RMBS settlements. Compensation and benefits of CHF 332 million decreased 46%, primarily from the restructuring of select onshore businesses, including cost reduction initiatives relating to the exit of our US onshore and Western European private banking businesses. Total operating expenses in 2017 included costs of CHF 177 million to meet requirements related to the settlements with US authorities regarding US cross-border matters, some of which relates to the work performed by the DFS monitor. Adjusted total operating expenses were CHF 891 million in 2017, compared to CHF 1,563 million in 2016, a decline of 43%.

Corporate Center
In 2018, we reported a loss before taxes of CHF 239 million compared to a loss of CHF 736 million in 2017.
Corporate Center composition
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
Treasury results include the impact of volatility in the valuations of certain central funding transactions such as structured notes issuances and swap transactions. Since the second quarter of 2017, treasury results have also included additional interest charges from transfer pricing to align funding costs to assets held in the Corporate Center.
Other revenues include required elimination adjustments associated with trading in own shares, treasury commissions charged to divisions and, since the third quarter of 2017, the cost of certain hedging transactions executed in connection with the Group’s risk-weighted assets.
Compensation and benefits include fair value adjustments on certain deferred compensation plans not allocated to the segments and certain deferred compensation retention awards intended to support the restructuring of the Group, mainly relating to Global Markets and Investment Banking & Capital Markets predominantly through the end of 2017 and to Asia Pacific predominantly through the end of 2018. Since the third quarter of 2018, compensation and benefits have also included fair value adjustments on certain other long-dated legacy deferred compensation and retirement programs mainly relating to former employees.
Results summary
2018 results
In 2018, we reported a loss before taxes of CHF 239 million compared to CHF 736 million in 2017. The decreased loss before taxes in 2018 was primarily driven by lower total operating expenses.
Net revenues of CHF 100 million increased CHF 15 million compared to 2017. Treasury results of CHF 13 million in 2018 mainly reflected gains of CHF 200 million with respect to structured notes volatility, of which CHF 165 million related to valuation model enhancements, gains of CHF 123 million relating to hedging volatility and gains of CHF 61 million relating to fair value option volatility on own debt, partially offset by negative revenues of CHF 362 million relating to funding activities. Other revenues of CHF 87 million increased CHF 58 million compared to 2017, mainly reflecting reduced costs relating to hedging transactions executed in connection with the Group’s risk-weighted assets and the elimination of losses from trading in own shares compared to gains in 2017, partially offset by a negative valuation impact from long-dated legacy deferred compensation and retirement programs and a loss relating to the final liquidation of our subsidiary in Johannesburg.
Corporate Center results
	in / end of			% change
	2018	2017	2016	18 / 17	17 / 16
Statements of operations (CHF million)
Treasury results	13	56	(160)	(77)	–
Other	87	29	231	200	(87)
Net revenues	100	85	71	18	20
Provision for credit losses	0	0	(1)	–	100
Compensation and benefits	128	398	270	(68)	47
General and administrative expenses	160	364	406	(56)	(10)
Commission expenses	49	45	76	9	(41)
Restructuring expenses	2	14	7	(86)	100
Total other operating expenses	211	423	489	(50)	(13)
Total operating expenses	339	821	759	(59)	8
Income/(loss) before taxes	(239)	(736)	(687)	(68)	7
Balance sheet statistics (CHF million)
Total assets	104,411	67,591	62,413	54	8
Risk-weighted assets [1]	29,703	23,849	17,338	25	38
Leverage exposure [1]	105,247	67,034	59,374	57	13
1 Disclosed on a look-through basis.

Total operating expenses of CHF 339 million decreased 59% compared to 2017, primarily reflecting decreases in compensation and benefits and general and administrative expenses. Compensation and benefits of CHF 128 million decreased 68%, primarily reflecting lower deferred compensation expenses from prior-year awards and lower retention award expenses. General and administrative expenses of CHF 160 million decreased 56%, mainly due to the absence of the impact from the settlement with the DFS in 2017 relating to certain areas of our foreign exchange trading business and reduced expenses relating to the continuing evolution of our legal entity structure. In 2018, we recorded expenses of CHF 159 million, compared to CHF 240 million in 2017, with respect to the evolution of our legal entity structure.
Capital and leverage metrics
As of the end of 2018, we reported risk-weighted assets of CHF 29.7 billion, reflecting an increase of CHF 5.9 billion compared to the end of 2017. The increase was primarily driven by methodology and policy changes, increased risk levels and model and parameter updates.
Leverage exposure was CHF 105.2 billion as of the end of 2018, reflecting an increase of CHF 38.2 billion compared to December 31, 2017, mainly reflecting a CHF 35.5 billion impact from the realignment of our HQLA allocations in the first quarter of 2018.
> Refer to “Regulatory capital” in Credit Suisse for further information.
2017 results
In 2017, we reported a loss before taxes of CHF 736 million compared to CHF 687 million in 2016. The increased loss before taxes in 2017 was primarily driven by higher total operating expenses, partially offset by an increase in net revenues.
Net revenues of CHF 85 million increased CHF 14 million compared to 2016. Treasury results of CHF 56 million in 2017 reflected gains with respect to structured notes volatility of CHF 503 million, partially offset by negative revenues of CHF 257 million relating to funding activities, losses of CHF 118 million relating to hedging volatility and losses of CHF 74 million relating to fair-valued money market instruments. The 2017 structured notes volatility was substantially composed of the positive impact of CHF 412 million from the enhancements in the third and fourth quarters of 2017 to the valuation methodology relating to the instrument-specific credit risk on fair value option elected structured notes, of which CHF 338 million was reallocated between accumulated other comprehensive income/(loss) (AOCI) and net income. In 2017, we were in the process of migrating our structured notes portfolio to a new target operating model that allows for a more granular and precise valuation of the individual notes. This migration became sufficiently advanced during the third and fourth quarters of 2017 with respect to the rates sub-portfolio to allow for this change in estimate.
Total operating expenses of CHF 821 million increased 8% compared to 2016, primarily reflecting an increase in compensation and benefits, partially offset by a decrease in general and administrative expenses. Compensation and benefits of CHF 398 million increased 47%, mainly reflecting higher deferred compensation expenses from prior year awards. General and administrative expenses of CHF 364 million decreased 10%, mainly due to lower expenses related to the evolution of our legal entity structure, partially offset by a CHF 127 million impact from the settlement with the DFS relating to certain areas of our foreign exchange trading business and the impact from a provision for indirect taxes.
Expense allocation to divisions
	in / end of			% change
	2018	2017	2016	18 / 17	17 / 16
Expense allocation to divisions (CHF million)
Compensation and benefits	2,748	3,076	2,924	(11)	5
General and administrative expenses	2,212	2,573	2,962	(14)	(13)
Commission expenses	49	45	76	9	(41)
Restructuring expenses	372	158	166	135	(5)
Total other operating expenses	2,633	2,776	3,204	(5)	(13)
Total operating expenses before allocations to divisions	5,381	5,852	6,128	(8)	(5)
Net allocation to divisions	5,042	5,031	5,369	0	(6)
of which Swiss Universal Bank	1,056	1,078	1,071	(2)	1
of which International Wealth Management	876	864	841	1	3
of which Asia Pacific	780	777	702	0	11
of which Global Markets	1,708	1,645	1,878	4	(12)
of which Investment Banking & Capital Markets	358	346	304	3	14
of which Strategic Resolution Unit	264	321	573	(18)	(44)
Total operating expenses	339	821	759	(59)	8
Corporate services and business support, including in finance, operations, human resources, legal, compliance, risk management and IT, are provided by corporate functions, and the related costs are allocated to the segments and the Corporate Center based on their requirements and other relevant measures.

Assets under management
As of the end of 2018, assets under management were CHF 1,347.3 billion, 2.1% lower compared to the end of 2017, with net new assets of CHF 56.5 billion.
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
Assets under management and client assets
	end of			% change
	2018	2017	2016	18 / 17	17 / 16
Assets under management (CHF billion)
Swiss Universal Bank – Private Clients	198.0	208.3	192.2	(4.9)	8.4
Swiss Universal Bank – Corporate & Institutional Clients	348.7	354.7	339.3	(1.7)	4.5
International Wealth Management – Private Banking	357.5	366.9	323.2	(2.6)	13.5
International Wealth Management – Asset Management	388.7	385.6	321.6	0.8	19.9
Asia Pacific – Private Banking	201.7	196.8	166.9	2.5	17.9
Strategic Resolution Unit	0.5	5.0	13.7	(90.0)	(63.5)
Assets managed across businesses [1]	(147.8)	(141.2)	(105.8)	4.7	33.5
Assets under management	1,347.3	1,376.1	1,251.1	(2.1)	10.0
of which discretionary assets	442.9	452.5	404.3	(2.1)	11.9
of which advisory assets	904.4	923.6	846.8	(2.1)	9.1
Client assets (CHF billion) [2]
Swiss Universal Bank – Private Clients	231.2	241.0	218.5	(4.1)	10.3
Swiss Universal Bank – Corporate & Institutional Clients	454.5	463.8	447.8	(2.0)	3.6
International Wealth Management – Private Banking	430.5	466.0	423.4	(7.6)	10.1
International Wealth Management – Asset Management	388.7	385.6	321.6	0.8	19.9
Asia Pacific – Private Banking	245.4	255.5	202.8	(4.0)	26.0
Strategic Resolution Unit	2.4	8.5	19.8	(71.8)	(57.1)
Assets managed across businesses [1]	(147.7)	(141.2)	(105.8)	4.6	33.5
Client assets	1,605.0	1,679.2	1,528.1	(4.4)	9.9
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
Interest and dividend income credited to clients and commissions, interest and fees charged for banking services as well as changes in assets under management due to currency and market volatility are not taken into account when calculating net new assets. Any such changes are not directly related to the Group’s success in acquiring assets under management. Similarly structural effects mainly relate to asset inflows and outflows due to acquisition or divestiture, exit from businesses or markets or exits due to new regulatory requirements and are not taken into account when calculating net new assets. The Group reviews relevant policies regarding client assets on a regular basis. Following such reviews in 2018, with effect from January 1, 2019, the Group updated its assets under management policy primarily to introduce more specific criteria to evaluate whether client assets qualify as assets under management. The introduction of this updated policy is expected to result in a reclassification of approximately CHF 19 billion of assets under management to assets under custody which will be reflected as a structural effect in the first quarter of 2019.
Results summary
2018 results
As of the end of 2018, assets under management were CHF 1,347.3 billion, a decrease of CHF 28.8 billion compared to the end of 2017. The decrease was driven by unfavorable market movements, structural effects and foreign exchange-related movements, partially offset by net new assets of CHF 56.5 billion.
Net new assets of CHF 56.5 billion mainly reflected net new assets of CHF 22.2 billion in the Asset Management business of International Wealth Management, mainly reflecting inflows from traditional and alternative investments, net new assets of CHF 17.2 billion in the Private Banking business of Asia Pacific, reflecting inflows across most of our markets in this region, net new assets of CHF 14.2 billion in the Private Banking business of International Wealth Management, mainly reflecting inflows from emerging markets and Europe, and net new assets of CHF 8.6 billion in the Corporate & Institutional Clients business of Swiss Universal Bank, primarily reflecting positive contributions from our pension business.
2017 results
As of the end of 2017, assets under management were CHF 1,376.1 billion, an increase of CHF 125.0 billion compared to the end of 2016. The increase was mainly driven by favorable market movements and net new assets of CHF 37.8 billion.
Net new assets of CHF 37.8 billion mainly reflected net new assets of CHF 20.3 billion in the Asset Management business of International Wealth Management, primarily reflecting inflows from traditional and alternative investments and from emerging market joint ventures, net new assets of CHF 16.9 billion in the Private Banking business of Asia Pacific, reflecting inflows primarily from Greater China, South East Asia, Japan and Australia and net new assets of CHF 15.6 billion in the Private Banking business of International Wealth Management, reflecting solid inflows from emerging markets and Europe. These were partially offset by net asset outflows of CHF 13.9 billion in the Corporate & Institutional Clients business of Swiss Universal Bank, primarily due to redemptions of CHF 13.3 billion from a single public sector mandate in the third quarter 2017.
> Refer to “Swiss Universal Bank”, “International Wealth Management” and “Asia Pacific” and “Note 38 – Assets under management” in VI – Consolidated financial statements – Credit Suisse Group for further information.

Growth in assets under management
in	2018	2017	2016
Growth in assets under management (CHF billion)
Net new assets	56.5	37.8	26.8
of which Swiss Universal Bank – Private Clients	3.0	4.7	0.1
of which Swiss Universal Bank – Corporate & Institutional Clients	8.6	(13.9)	2.5
of which International Wealth Management – Private Banking	14.2	15.6	15.6
of which International Wealth Management – Asset Management [1]	22.2	20.3	5.6
of which Asia Pacific – Private Banking	17.2	16.9	13.6
of which Strategic Resolution Unit	(0.3)	(2.5)	(8.5)
of which assets managed across businesses [2]	(8.4)	(3.3)	(2.1)
Other effects	(85.3)	87.2	10.2
of which Swiss Universal Bank – Private Clients	(13.3)	11.4	2.3
of which Swiss Universal Bank – Corporate & Institutional Clients	(14.6)	29.3	9.8
of which International Wealth Management – Private Banking	(23.6)	28.1	18.0
of which International Wealth Management – Asset Management	(19.1)	43.7	(5.3)
of which Asia Pacific – Private Banking	(12.3)	13.0	2.9
of which Strategic Resolution Unit	(4.2)	(6.2)	(5.1)
of which assets managed across businesses [2]	1.8	(32.1)	(12.4)
Growth in assets under management	(28.8)	125.0	37.0
of which Swiss Universal Bank – Private Clients	(10.3)	16.1	2.4
of which Swiss Universal Bank – Corporate & Institutional Clients	(6.0)	15.4	12.3
of which International Wealth Management – Private Banking	(9.4)	43.7	33.6
of which International Wealth Management – Asset Management [1]	3.1	64.0	0.3
of which Asia Pacific – Private Banking	4.9	29.9	16.5
of which Strategic Resolution Unit	(4.5)	(8.7)	(13.6)
of which assets managed across businesses [2]	(6.6)	(35.4)	(14.5)
Growth in assets under management (%)
Net new assets	4.1	3.0	2.2
of which Swiss Universal Bank – Private Clients	1.4	2.4	0.1
of which Swiss Universal Bank – Corporate & Institutional Clients	2.4	(4.1)	0.8
of which International Wealth Management – Private Banking	3.9	4.8	5.4
of which International Wealth Management – Asset Management [1]	5.8	6.3	1.7
of which Asia Pacific – Private Banking	8.7	10.1	9.0
of which Strategic Resolution Unit	(6.0)	(18.2)	(31.1)
of which assets managed across businesses [2]	5.9	3.1	2.3
Other effects	(6.2)	7.0	0.8
of which Swiss Universal Bank – Private Clients	(6.3)	6.0	1.2
of which Swiss Universal Bank – Corporate & Institutional Clients	(4.1)	8.6	3.0
of which International Wealth Management – Private Banking	(6.5)	8.7	6.2
of which International Wealth Management – Asset Management	(5.0)	13.6	(1.6)
of which Asia Pacific – Private Banking	(6.2)	7.8	2.0
of which Strategic Resolution Unit	(84.0)	(45.3)	(18.7)
of which assets managed across businesses [2]	(1.2)	30.4	13.6
Growth in assets under management	(2.1)	10.0	3.0
of which Swiss Universal Bank – Private Clients	(4.9)	8.4	1.3
of which Swiss Universal Bank – Corporate & Institutional Clients	(1.7)	4.5	3.8
of which International Wealth Management – Private Banking	(2.6)	13.5	11.6
of which International Wealth Management – Asset Management [1]	0.8	19.9	0.1
of which Asia Pacific – Private Banking	2.5	17.9	11.0
of which Strategic Resolution Unit	(90.0)	(63.5)	(49.8)
of which assets managed across businesses [2]	4.7	33.5	15.9
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
Fair value
A significant portion of our financial instruments is carried at fair value. The fair value of the majority of these financial instruments is based on quoted prices in active markets or observable inputs.
In addition, we hold financial instruments for which no prices are available and which have few or no observable inputs. For these instruments, the determination of fair value requires subjective assessment and judgment, depending on liquidity, pricing assumptions, the current economic and competitive environment and the risks affecting the specific instrument. In such circumstances, valuation is determined based on management’s own judgments about the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk. These instruments include certain OTC derivatives including interest rate, foreign exchange, equity and credit derivatives, certain corporate equity-linked securities, mortgage-related and CDO securities, private equity investments and certain loans and credit products, including leveraged finance, certain syndicated loans and certain high yield bonds.
We have availed ourselves of the simplification in accounting offered under the fair value option guidance. This has been accomplished generally by electing the fair value option, both at initial adoption and for subsequent transactions, on items impacted by the hedge accounting requirements of US GAAP. For instruments for which hedge accounting could not be achieved but for which we are economically hedged, we have generally elected the fair value option. Where we manage an activity on a fair value basis but previously have been unable to achieve fair value accounting, we have generally utilized the fair value option to align our financial accounting to our risk management reporting.
Control processes are applied to ensure that the fair values of the financial instruments reported in the consolidated financial statements, including those derived from pricing models, are appropriate and determined on a reasonable basis.
> Refer to “Note 35 – Financial instruments” in VI – Consolidated financial statements – Credit Suisse Group for further information.
Variable interest entities
As a normal part of our business, we engage in various transactions which include entities that are considered variable interest entities (VIEs). VIEs are special purpose entities that typically lack sufficient equity to finance their activities without additional subordinated financial support or are structured such that the holders of the voting rights do not substantively participate in the gains and losses of the entity. Such entities are required to be assessed for consolidation under US GAAP, compelling the primary beneficiary to consolidate the VIE. The primary beneficiary is the party that has the power to direct the activities that most significantly affect the economics of the VIE and has the right to receive benefits or the obligation to absorb losses of the entity that could be potentially significant to the VIE. We consolidate all VIEs where we are the primary beneficiary. Application of the accounting requirements for consolidation of VIEs, including ongoing re-assessment of VIEs for possible consolidation, may require the exercise of significant management judgment.
> Refer to “Note 1 – Summary of significant accounting policies” and “Note 34 – Transfers of financial assets and variable interest entities” in VI – Consolidated financial statements – Credit Suisse Group for further information on VIEs.
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
> Refer to “Note 39 – Litigation” in VI – Consolidated financial statements – Credit Suisse Group for further information on legal proceedings.
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
> Refer to “Note 1 – Summary of significant accounting policies” and “Note 19 – Loans, allowance for loan losses and credit quality” in VI – Consolidated financial statements – Credit Suisse Group for further information on allowance for loan losses.
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
> Refer to “Risk Management” in III – Treasury, Risk, Balance sheet and Off-balance sheet and “Note 19 – Loans, allowance for loan losses and credit quality” in VI – Consolidated financial statements – Credit Suisse Group for loan portfolio disclosures, valuation adjustment disclosures and certain other information relevant to the evaluation of credit risk and credit risk management.
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
The Group’s reporting units are defined as follows: Swiss Universal Bank – Private Clients, Swiss Universal Bank – Corporate & Institutional Clients, International Wealth Management – Private Banking, International Wealth Management – Asset Management, Asia Pacific – Wealth Management & Connected, Asia Pacific – Markets, Global Markets, Investment Banking & Capital Markets and the Strategic Resolution Unit.
In accordance with US GAAP, the Group continually assesses whether or not there has been a triggering event requiring a review of goodwill. The Group determined in 2018 that a goodwill triggering event occurred for the Asia Pacific – Markets, Global Markets and Investment Banking & Capital Markets reporting units.
Under Accounting Standards Update (ASU) 2011-08, “Testing Goodwill for Impairment”, a qualitative assessment is permitted to evaluate whether a reporting unit’s fair value is less than its carrying value. If on the basis of the qualitative assessment it is more likely than not that the reporting unit’s fair value is higher than its carrying value, no quantitative goodwill impairment test is required. If on the basis of the qualitative assessment it is more likely than not that the reporting unit’s fair value is lower than its carrying value, a quantitative goodwill impairment test must be performed, by calculating the fair value of the reporting unit and comparing that amount to its carrying value. If the fair value of a reporting unit exceeds its carrying value, there is no goodwill impairment. If the carrying value exceeds the fair value, there is a goodwill impairment. The goodwill impairment is calculated as the difference between the carrying value and the fair value of the reporting unit up to a maximum of the goodwill amount recorded in that reporting unit.
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
The carrying value of each reporting unit for the purpose of the goodwill impairment test is determined by considering the reporting units’ risk-weighted assets usage, leverage ratio exposure, deferred tax assets, goodwill and intangible assets. Any residual equity, after considering the total of these elements, is allocated to the reporting units on a pro-rata basis. As of December 31, 2018, such residual equity was equal to CHF 809 million.
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
In determining the estimated fair value, the Group relied upon its latest five-year strategic business plan, which included significant management assumptions and estimates based on its view of current and future economic conditions and regulatory changes, and as approved by the Board of Directors.
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
An estimated balance sheet for each reporting unit is prepared on a quarterly basis. In January 2017, the Financial Accounting Standards Board issued ASU 2017-04 “Simplifying the Test for Goodwill Impairment” (ASU 2017-04). The guidance removed step two of the goodwill impairment test, which required a hypothetical purchase price allocation. A goodwill impairment is now defined as the amount by which a reporting unit’s carrying value exceeds its fair value. An impairment loss shall be recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit. Credit Suisse has decided to early adopt ASU 2017-04, simplifying the test for goodwill impairment as of January 1, 2017. This policy has also been early adopted for any goodwill impairment tests performed for any subsidiary of the Group.
Based on its goodwill impairment analysis performed as of December 31, 2018, the Group concluded that the estimated fair value for all of the reporting units with goodwill substantially exceeded their related carrying values and no impairment was necessary as of December 31, 2018.
The Group engaged the services of an independent valuation specialist to assist in the valuation of the Asia Pacific – Markets, Global Markets and Investment Banking & Capital Markets reporting units as of December 31, 2018. The valuations were performed using a combination of the market approach and income approach.
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
> Refer to “Note 21 – Goodwill” in VI – Consolidated financial statements – Credit Suisse Group for further information on goodwill.
Taxes
Uncertainty of income tax positions
We follow the income tax guidance under US GAAP, which sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain income tax positions.
Significant judgment is required in determining whether it is more likely than not that an income tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Further judgment is required to determine the amount of benefit eligible for recognition in the consolidated financial statements.
> Refer to “Note 28 – Tax” in VI – Consolidated financial statements – Credit Suisse Group for further information on income tax positions.
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
> Refer to “Note 28 – Tax” in VI – Consolidated financial statements – Credit Suisse Group for further information on deferred tax assets.
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
The projected benefit obligation (PBO) of our total defined benefit pension plans included CHF 928 million and CHF 1,083 million related to our assumption for future salary increases as of December 31, 2018 and 2017. The accumulated benefit obligation (ABO) is defined as the PBO less the amount related to estimated future salary increases. The difference between the fair value of plan assets and the ABO was an overfunding of CHF 2,374 million for 2018, compared to CHF 2,892 million for 2017.
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
The expected weighted-average long-term rate of return used to determine the expected return on plan assets as a component of the net periodic benefit costs in 2018 and 2017 was 3.00% and 3.00%, respectively, for the Swiss plans and 3.22% and 3.88%, respectively, for the international plans. In 2018, if the expected long-term rate of return had been increased/decreased one percentage point, net pension expense for the Swiss plans would have decreased/increased CHF 161 million and net pension expense for the international plans would have decreased/increased CHF 35 million.
The discount rates used in determining the benefit obligation and the pension expense are based on yield curves, constructed from high-quality corporate bonds currently available and observable in the market and are expected to be available during the period to maturity of the pension benefits. In countries where there is no deep market in high-quality corporate bonds with longer durations, the best available market information, including governmental bond yields and risk premiums, is used to construct the yield curve. Credit Suisse uses the spot rate approach for determining the benefit obligation and for service and interest cost components of the pension expense for future years. Under the spot rate approach, individual spot rates along the yield curve are applied to each expected future benefit payment, whereas under the previous methodology a single weighted-average discount rate derived from the yield curve was applied.
For the Swiss plan, the weighted average discount rate for the PBO increased 0.17 percentage points, from 0.86% as of December 31, 2017 to 1.03% as of December 31, 2018, mainly due to an increase in Swiss bond market rates. The average discount rate for the PBO for the international plans increased 0.47 percentage points, from 2.83% as of December 31, 2017 to 3.30% as of December 31, 2018, mainly due to an increase in bond market rates. For the year ended December 31, 2018, a one percentage point decline in the discount rates for the Swiss plans would have resulted in an increase in the PBO of CHF 1,634 million and an increase in pension expense of CHF 50 million, and a one percentage point increase in discount rates would have resulted in a decrease in the PBO of CHF 1,341 million and a decrease in the pension expense of CHF 69 million. A one percentage point decline in discount rates for the international plans as of December 31, 2018 would have resulted in an increase in the PBO of CHF 613 million and an increase in pension expense of CHF 58 million, and a one percentage point increase in discount rates would have resulted in a decrease in the PBO of CHF 470 million and a decrease in the pension expense of CHF 27 million.

Actuarial losses and prior service cost are amortized over the average remaining service period of active employees expected to receive benefits under the plan, which, as of December 31, 2018, was approximately 10 years for the Swiss plans and 3 to 20 years for the international plans. The pre-tax expense associated with the amortization of net actuarial losses and prior service cost for defined benefit pension plans for the years ended December 31, 2018, 2017 and 2016 was CHF 227 million, CHF 269 million and CHF 291 million, respectively. The amortization of recognized actuarial losses and prior service cost for defined benefit pension plans for the year ending December 31, 2019, which is assessed at the beginning of the year, is expected to be CHF 116 million, net of tax. The impact from deviations between our actuarial assumptions and the actual developments of such parameters observed for our pension plans further impacts the amount of net actuarial losses or gains recognized in equity, resulting in a higher or lower amount of amortization expense in periods after 2019.
> Refer to “Note 31 – Pension and other post-retirement benefits” in VI – Consolidated financial statements – Credit Suisse Group for further information.
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
In 2018 and 2017, the weighted-average expected long-term rate of return used to calculate the expected return on plan assets as a component of the net periodic benefit costs for the international single-employer defined benefit pension plans was 3.22% and 3.88%, respectively. In 2018, if the expected long-term rate of return had been increased/decreased one percentage point, net pension expense would have decreased/increased CHF 35 million.
The discount rate used in determining the benefit obligation is based either on high-quality corporate bond rates or government bond rates plus a premium in order to approximate high-quality corporate bond rates. The average discount rate for the PBO for the international plans increased 0.47 percentage points, from 2.83% as of December 31, 2017 to 3.30% as of December 31, 2018. A one percentage point decline in the discount rate for the international single-employer plans would have resulted in an increase in PBO of CHF 613 million and an increase in pension expense of CHF 58 million, and a one percentage point increase in discount rates would have resulted in a decrease in PBO of CHF 470 million and a decrease in pension expense of CHF 27 million.
Actuarial losses and prior service cost related to the international single-employer defined benefit pension plans are amortized over the average remaining service period of active employees expected to receive benefits under the plan. The pre-tax expense associated with the amortization of recognized net actuarial losses and prior service cost for the years ended December 31, 2018, 2017 and 2016 was CHF 47 million, CHF 60 million and CHF 41 million, respectively. The amortization of recognized actuarial losses and prior service cost for the year ending December 31, 2019, which is assessed at the beginning of the year, is expected to be CHF 16 million, net of tax.
> Refer to “Note 30 – Pension and other post-retirement benefits” in VIII – Consolidated financial statements – Credit Suisse (Bank) for further information.

III – Treasury, Risk, Balance sheet and Off-balance sheet
Liquidity and funding management
Capital management
Risk management
Balance sheet and off-balance sheet

Liquidity and funding management
During 2018, we maintained a strong liquidity and funding position. The majority of our unsecured funding was generated from core customer deposits and long-term debt.
Liquidity management
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
Our liquidity and funding strategy is approved by the Capital Allocation & Risk Management Committee (CARMC) and overseen by the Board of Directors (Board). The implementation and execution of the liquidity and funding strategy is managed within the CFO division by Treasury and our global liquidity group. The global liquidity group was established in the second quarter of 2018 to centralize control of liability and collateral management with the aim of optimizing our liquidity sourcing, funding costs and high-quality liquid assets (HQLA) portfolio on behalf of Treasury. Treasury ensures adherence to our funding policy and the global liquidity group is focused on the efficient coordination of the short-term unsecured and secured funding desks. This approach enhances our ability to manage potential liquidity and funding risks and to promptly adjust our liquidity and funding levels to meet stress situations. Our liquidity and funding profile is regularly reported to CARMC and the Board, who define our risk tolerance, including liquidity risk, and set parameters for the balance sheet and funding usage of our businesses. The Board is responsible for defining our overall risk tolerance in the form of a risk appetite statement.
Our liquidity and funding profile reflects our strategy and risk appetite and is driven by business activity levels and the overall operating environment. We have adapted our liquidity and funding profile to reflect lessons learned from the financial crisis, the subsequent changes in our business strategy and regulatory developments. We have been an active participant in regulatory and industry forums to promote best practice standards on quantitative and qualitative liquidity management. Our internal liquidity risk management framework is subject to review and monitoring by the Swiss Financial Market Supervisory Authority FINMA (FINMA), other regulators and rating agencies.
Regulatory framework
BIS liquidity framework
In 2010, the Basel Committee on Banking Supervision (BCBS) issued the Basel III international framework for liquidity risk measurement, standards and monitoring. The Basel III framework includes a liquidity coverage ratio (LCR) and a net stable funding ratio (NSFR). Credit Suisse is subject to the Basel III framework, as implemented in Switzerland, as well as Swiss legislation and regulations for systemically important banks (Swiss Requirements).
The LCR, which was phased in from January 1, 2015 through January 1, 2019, addresses liquidity risk over a 30-day period. The LCR aims to ensure that banks have unencumbered HQLA available to meet short-term liquidity needs under a severe stress scenario. The LCR is comprised of two components, the value of HQLA in stressed conditions and the total net cash outflows calculated according to specified scenario parameters. Under the BCBS requirements, the ratio of liquid assets over net cash outflows was subject to an initial minimum requirement of 60% as of January 1, 2015, which was increased by 10% per year and is currently at 100% since January 1, 2019.
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
Swiss liquidity requirements
In 2012, the Swiss Federal Council adopted a liquidity ordinance (Liquidity Ordinance) that implements Basel III liquidity requirements into Swiss law subject, in part, to further rule-making, including with respect to the final Basel III LCR rules adopted in 2014. Effective January 1, 2018, the Swiss Federal Council amended the Liquidity Ordinance with minor adjustments to the LCR and relief for smaller banks. The amendments were not material to the LCR for the Group and relevant subsidiaries. Under the Liquidity Ordinance, as amended, certain Swiss banks became subject to an initial 60% LCR requirement, with incremental increases by 10% per year until January 1, 2019. Systemically relevant banks like Credit Suisse became subject to an initial minimum LCR requirement of 100% at all times beginning on January 1, 2015 and the associated disclosure requirements.

In May 2015, FINMA required us to maintain a higher minimum LCR of 110%; in June 2018 this was lowered to the minimum requirement of 100%.
In connection with the implementation of Basel III, regulatory LCR disclosures for the Group and certain subsidiaries are required. Further details on our LCR can be found on our website.
> Refer to credit-suisse.com/regulatorydisclosures for additional information.
FINMA requires us to report the NSFR to FINMA on a monthly basis during an observation period that began in 2012. The reporting instructions are generally aligned with the final BCBS NSFR requirements. In November 2017, the Federal Council decided to postpone the introduction of the NSFR as a minimum standard, which was originally planned for January 1, 2018. In November 2018, the Federal Council decided to postpone the introduction of the NSFR again and will reconsider this matter at the end of 2019.
Our liquidity principles and our liquidity risk management framework as agreed with FINMA are in line with the Basel III liquidity framework.
Liquidity risk management
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
Although the compliance with a minimum NSFR is not yet required, we began using the NSFR in 2012 as one of our primary tools, in parallel with the internal liquidity barometer, and in 2014 the LCR, to monitor our structural liquidity position and plan funding.
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
Our overall liquidity management framework allows us to run stress analyses on our balance sheet and off-balance sheet positions, which include, but are not limited to, the following:
■ A multiple-notch downgrade in the Bank’s long-term debt credit ratings, which would require additional funding as a result of certain contingent off-balance sheet obligations;
■ Significant withdrawals from private banking client deposits;
■ Potential cash outflows associated with the prime brokerage business;
■ Over-collateralization of available secured funding;
■ Limited availability of capital markets, certificates of deposit and commercial paper;
■ Other money market access will be significantly reduced;
■ A reduction in funding value of unencumbered assets;
■ The inaccessibility of assets held by subsidiaries due to regulatory, operational and other constraints;
■ The possibility of providing non-contractual liquidity support in times of market stress, including purchasing our unsecured debt;
■ Monitoring the concentration in sources of wholesale funding and thus encourage funding diversification;
■ Monitoring the composition and analysis of the unencumbered assets;
■ Restricted availability of foreign currency swap markets; and
■ Other scenarios as deemed necessary from time to time.
Governance
Funding, liquidity, capital and our foreign exchange exposures in the banking book are managed centrally by Treasury. Oversight of these activities is provided by CARMC, a committee that includes the chief executive officers (CEOs) of the Group and the divisions, the Chief Financial Officer (CFO), the Chief Risk Officer (CRO), the Chief Compliance and Regulatory Affairs Officer (CCRO), or the Chief Compliance Officer since the organizational change on February 26, 2019, and the Treasurer.

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
Contingency funding planning
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
Liquidity metrics
Liquidity pool
Treasury manages a sizeable portfolio of liquid assets, comprised of cash held at central banks and securities. A portion of the liquidity pool is generated through reverse repurchase agreements with top-rated counterparties. We are mindful of potential credit risk and therefore focus our liquidity holdings strategy on cash held at central banks and highly rated government bonds and on short-term reverse repurchase agreements. These government bonds are eligible as collateral for liquidity facilities with various central banks including the Swiss National Bank (SNB), the US Federal Reserve (Fed), the European Central Bank (ECB) and the Bank of England. Our direct exposure on these bonds is limited to highly liquid, top-rated sovereign entities or fully guaranteed agencies of sovereign entities. The liquidity pool may be used to meet the liquidity requirements of our operating companies.
All securities, including those obtained from reverse repurchase agreements, are subject to a stress level haircut in our barometer to reflect the risk that emergency funding may not be available at market value in a stress scenario.
We centrally manage this liquidity pool and hold it at our main operating entities. Holding securities in these entities ensures that we can make liquidity and funding available to local entities in need without delay.
As of December 31, 2018, our liquidity pool managed by Treasury and the global liquidity group had an HQLA value of CHF 159.9 billion. The liquidity pool consisted of CHF 85.5 billion of cash held at major central banks, primarily the SNB, the Fed and the ECB, and CHF 74.4 billion market value of securities issued by governments and government agencies, primarily from the US, UK and France.
In addition to the liquidity portfolio, there is also a portfolio of unencumbered liquid assets managed by the global liquidity group and by various businesses, primarily in the Global Markets and APAC divisions. These assets generally include high-grade bonds and highly liquid equity securities that form part of major indices. In coordination with the businesses and the global liquidity group, Treasury can access these assets to generate liquidity if required.
As of December 31, 2018, the portfolio of liquid assets that is not managed by Treasury had a market value of CHF 28.7 billion, consisting of CHF 9.9 billion of high-grade bonds and CHF 18.8 billion of highly liquid equity securities. Under our internal model, an average stress-level haircut of 17% is applied to these assets. The haircuts applied to these portfolios reflect our assessment of overall market risk at the time of measurement, potential monetization capacity taking into account increased haircuts, market volatility and the quality of the relevant securities.
Liquidity pool – Group
	2018					2017
end of	Swiss franc	US dollar	Euro	Other currencies	Total	Total
Liquid assets (CHF million)
Cash held at central banks	61,471	14,831	6,654	2,538	85,494	96,594
Securities	7,531	39,895	7,603	19,331	74,360	66,778
Liquid assets [1]	69,002	54,726	14,257	21,869	159,854	163,372
1 Reflects a pre-cancellation view.

Liquidity Coverage Ratio
Our calculation methodology for the LCR is prescribed by FINMA and uses a three-month average that is measured using daily calculations during the quarter. The FINMA calculation of HQLA takes into account a cancellation mechanism (post-cancellation view) and is therefore not directly comparable to the assets presented in the financial statements that could potentially be monetized under a severe stress scenario. The cancellation mechanism effectively excludes the impact of certain secured financing transactions from available HQLA and simultaneously adjusts the level of net cash outflows calculated. Application of the cancellation mechanism adjusts both the numerator and denominator of the LCR calculation, meaning that the impact is mostly neutral on the LCR itself.
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
On this basis, the level of our LCR was 184% as of the end of 2018, a small decrease from 185% as of the end of 2017, representing an average HQLA of CHF 161 billion and average net cash outflows of CHF 88 billion. The ratio reflects a conservative liquidity position, including ensuring that the Group’s branches and subsidiaries meet applicable local liquidity requirements.
The LCR ratio was stable compared to 2017, as a decrease in the level of HQLA was offset by a decrease in net cash outflows. The lower level of HQLA reflected a decrease in cash held at central banks, partially offset by an increase in the amount of securities held during the period. The decrease in net cash outflows was primarily a result of decreased secured funding and lending activities and lower cash outflows from non-operational deposits within unsecured wholesale funding and from other contingent funding obligations. The decreases in net cash outflows were partially offset by a decrease in cash inflows from fully performing exposures and higher unsecured wholesale funding outflows in unsecured debt.
The spot balance of HQLA held on the last business day of 2018 was CHF 157.4 billion, which was CHF 0.7 billion higher than the spot balance of HQLA held on the last business day of 2017.
Liquidity coverage ratio – Group
	2018				2017
end of	Unweighted value	[1]	Weighted value	[2]	Weighted value	[2]
High-quality liquid assets (CHF million)
High-quality liquid assets [3]	–		161,231		166,077
Cash outflows
Retail deposits and deposits from small business customers	159,648		20,765		20,108
Unsecured wholesale funding	219,615		89,065		87,899
Secured wholesale funding	–		54,879		65,525
Additional requirements	166,741		36,921		37,435
Other contractual funding obligations	65,526		65,526		70,679
Other contingent funding obligations	202,457		5,391		6,644
Total cash outflows	–		272,547		288,290
Cash inflows
Secured lending	131,204		85,678		92,585
Inflows from fully performing exposures	67,514		31,785		33,624
Other cash inflows	67,273		67,273		72,228
Total cash inflows	265,991		184,736		198,437
Liquidity coverage ratio
High-quality liquid assets (CHF million)	–		161,231		166,077
Net cash outflows (CHF million)	–		87,811		89,853
Liquidity coverage ratio (%)	–		184		185
Calculated using a three-month average, which is calculated on a daily basis.
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
Interest expense on long-term debt, is monitored and managed relative to certain indices, such as the London Interbank Offered Rate (LIBOR) and Overnight Index Swap rate (OIS), that are relevant to the financial services industry. This approach to term funding best reflects the sensitivity of both our liabilities and our assets to changes in interest rates. We are closely following the transition of LIBOR and other reference rates globally and the impact of this transition on our approach to funding management.
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
We also use other collateralized financings, including repurchase agreements and securities lending agreements. The level of our repurchase agreements fluctuates, reflecting market opportunities, client needs for highly liquid collateral, such as US treasuries and agency securities, and the impact of balance sheet and risk-weighted asset limits. In addition, matched book trades, under which securities are purchased under agreements to resell and are simultaneously sold under agreements to repurchase with comparable maturities, earn spreads, are relatively risk free and are generally related to client activity.
Our primary source of liquidity is funding through consolidated entities.
Funding sources
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
Cash and due from banks and reverse repurchase agreements are highly liquid. A significant part of our assets, principally unencumbered trading assets that support the securities business, is comprised of securities inventories and collateralized receivables that fluctuate and are generally liquid. These liquid assets are available to settle short-term liabilities.
Loans, which comprise the largest component of our illiquid assets, are funded by our core customer deposits, with an excess coverage of 18% as of the end of 2018, stable compared to 2017, including a small increase in both loans and deposits. We fund other illiquid assets, including real estate, private equity and other long-term investments as well as the haircut for the illiquid portion of securities, with long-term debt and equity, in which we try to maintain a substantial funding buffer.

Our core customer deposits totaled CHF 341 billion as of the end of 2018, an increase compared to CHF 327 billion as of the end of 2017, reflecting an increase in the customer deposit base in the private banking and corporate & institutional banking businesses in 2018. Core customer deposits are from clients with whom we have a broad and longstanding relationship. Core customer deposits exclude deposits from banks and certificates of deposit. We place a priority on maintaining and growing customer deposits, as they have proven to be a stable and resilient source of funding even in difficult market conditions. Our core customer deposit funding is supplemented by the issuance of long-term debt.
> Refer to the chart “Balance sheet funding structure” and “Balance sheet” in Balance sheet and off-balance sheet for further information.
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
Contractual maturity of assets and liabilities
The following table provides contractual maturities of the assets and liabilities specified as of the end of 2018. The contractual maturities are an important source of information for liquidity risk management. However, liquidity risk is also managed based on an expected maturity that considers counterparty behavior and in addition takes into account certain off-balance sheet items such as derivatives. Liquidity risk management performs extensive analysis of counterparty behavioral assumptions under various stress scenarios.
> Refer to “Contractual obligations and other commercial commitments” in Balance sheet and off-balance sheet and “Note 32 – Guarantees and commitments” in VI – Consolidated financial statements – Credit Suisse Group for further information on contractual maturities of guarantees and commitments.
Contractual maturity of assets and liabilities
end of 2018	On demand	Less than 1 month	Between 1 to 3 months	Between 3 to 12 months	Between 1 to 5 years	Greater than 5 years	Total
Assets (CHF million)
Cash and due from banks	91,378	933	3,698	32	328	3,678	100,047
Interest-bearing deposits with banks	0	359	356	377	42	8	1,142
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	38,725	48,407	14,771	10,996	4,196	0	117,095
Securities received as collateral, at fair value	41,465	79	152	0	0	0	41,696
Trading assets, at fair value	132,203	0	0	0	0	0	132,203
Investment securities	6	0	57	794	2	2,052	2,911
Other investments	0	18	0	0	0	4,872	4,890
Net loans	10,276	54,432	32,510	47,849	98,057	44,457	287,581
Premises and equipment	0	0	0	0	0	4,838	4,838
Goodwill	0	0	0	0	0	4,766	4,766
Other intangible assets	0	0	0	0	0	219	219
Brokerage receivables	38,907	0	0	0	0	0	38,907
Other assets	15,648	2,635	3,612	4,976	2,938	2,812	32,621
Total assets	368,608	106,863	55,156	65,024	105,563	67,702	768,916
Liabilities
Due to banks	6,530	2,106	5,283	961	226	114	15,220
Customer deposits	230,527	43,789	55,808	32,160	834	807	363,925
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	9,700	10,892	3,965	4	62	0	24,623
Obligation to return securities received as collateral, at fair value	41,465	79	152	0	0	0	41,696
Trading liabilities, at fair value	42,169	0	0	0	0	0	42,169
Short-term borrowings	0	3,113	10,144	8,669	0	0	21,926
Long-term debt	0	676	3,593	22,202	70,246	57,591	154,308
Brokerage payables	30,923	0	0	0	0	0	30,923
Other liabilities	20,515	7,060	65	479	1,108	880	30,107
Total liabilities	381,829	67,715	79,010	64,475	72,476	59,392	724,897

Interest rate management
Interest rate risk inherent in banking book activities, such as lending and deposit-taking, is managed through the use of replication portfolios. Treasury develops and maintains the models needed to determine the interest rate risks of products that do not have a defined maturity, such as demand and savings accounts. For this purpose, a replicating methodology is applied in close coordination with Risk Management to maximize the stability and sustainability of spread revenues at the divisions. Furthermore, Treasury manages the interest exposure of the Group’s equity to targets agreed with senior management.
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
The following table provides information on long-term debt issuances, maturities and redemptions in 2018, excluding structured notes.
Debt issuances and redemptions
in 2018	Senior	Senior bail-in	Sub- ordinated	Long-term debt
Long-term debt (CHF billion, notional value)
Issuances	0.8	5.2	4.0	10.0
of which unsecured	0.0	5.2	4.0	9.2
of which secured [1]	0.8	0.0	0.0	0.8
Maturities / Redemptions	12.4	0.0	11.1	23.5
of which unsecured	10.2	0.0	11.1	21.3
of which secured [1]	2.2	0.0	0.0	2.2
Excludes structured notes.
1 Includes covered bonds.
As of the end of 2018, we had outstanding long-term debt of CHF 154.3 billion, which included senior and subordinated instruments. We had CHF 48.1 billion and CHF 17.2 billion of structured notes and covered bonds outstanding, respectively, as of the end of 2018 compared to CHF 51.5 billion and CHF 18.9 billion, respectively, as of the end of 2017.
Short-term borrowings decreased 15% to CHF 21.9 billion as of the end of 2018 compared to CHF 25.9 billion in 2017, mainly related to issuances and redemptions of commercial papers (CP).
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
Although retail and private bank deposits are generally less sensitive to changes in a bank’s credit ratings, the cost and availability of other sources of unsecured external funding is generally a function of credit ratings. Credit ratings are especially important to us when competing in certain markets and when seeking to engage in longer-term transactions, including over-the-counter (OTC) derivative instruments.
A downgrade in credit ratings could reduce our access to capital markets, increase our borrowing costs, require us to post additional collateral or allow counterparties to terminate transactions under certain of our trading and collateralized financing and derivative contracts. This, in turn, could reduce our liquidity and negatively impact our operating results and financial position. Our internal liquidity barometer takes into consideration contingent events associated with a two-notch downgrade in our credit ratings. The maximum impact of a simultaneous one, two or three-notch downgrade by all three major rating agencies in the Bank’s long-term debt ratings would result in additional collateral requirements or assumed termination payments under certain derivative instruments of CHF 0.2 billion, CHF 1.0 billion and CHF 1.3 billion, respectively, as of December 31, 2018, and would not be material to our liquidity and funding planning. If the downgrade does not involve all three rating agencies, the impact may be smaller.

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
For the year ended December 31, 2018, net cash provided by operating activities of continuing operations was CHF 12.8 billion, primarily reflecting an increase in net trading assets and liabilities and a decrease in other assets, partially offset by a decrease in other liabilities. Our operating assets and liabilities vary significantly in the normal course of business due to the amount and timing of cash flows. Management believes cash flows from operations, available cash balances and short-term and long-term borrowings will be sufficient to fund our operating liquidity needs.
Our investing activities primarily include originating loans to be held to maturity, other receivables and the investment securities portfolio. For the year ended December 31, 2018, net cash used in investing activities from continuing operations was CHF 7.4 billion, primarily due to an increase in loans, partially offset by a decrease in proceeds from sales of loans.
Our financing activities primarily include the issuance of debt and receipt of customer deposits. We pay annual dividends on our common shares. In 2018, net cash used in financing activities of continuing operations was CHF 15.1 billion, mainly reflecting the repayment of long-term debt, the repurchase of treasury shares, the decrease in short-term borrowings and the decrease in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions, partially offset by the issuance of long-term debt and the sale of treasury shares.

Capital management
As of the end of 2018, our BIS CET1 ratio was 12.6% and our BIS tier 1 leverage ratio was 5.2%.
Capital strategy
Credit Suisse considers a strong and efficient capital position to be a priority. Through our capital strategy, our goal is to strengthen our capital position and optimize the use of risk-weighted assets (RWA), particularly in light of emerging regulatory capital requirements.
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
Regulatory framework
Credit Suisse is subject to the Basel III framework, as implemented in Switzerland, as well as Swiss legislation and regulations for systemically important banks (Swiss Requirements), which include capital, liquidity, leverage and large exposure requirements and rules for emergency plans designed to maintain systemically relevant functions in the event of threatened insolvency.
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
References to phase-in and look-through included herein refer to Basel III capital requirements and Swiss Requirements. Phase-in reflects that, for the years 2014 – 2018, there was a five-year (20% per annum) phase-in of goodwill, other intangible assets and other capital deductions (e.g., certain deferred tax assets) and a phase-out of an adjustment for the accounting treatment of pension plans. For the years 2013 – 2022, there is a phase-out of certain capital instruments. Look-through assumes the full phase-in of goodwill and other intangible assets and other regulatory adjustments and the phase-out of certain capital instruments. Our capital metrics fluctuate during any reporting period in the ordinary course of business.
BIS Requirements
The BCBS, the standard setting committee within the Bank for International Settlements (BIS), issued the Basel III framework, with higher minimum capital requirements and conservation and countercyclical buffers, revised risk-based capital measures, a leverage ratio and liquidity standards. The framework was designed to strengthen the resilience of the banking sector and requires banks to hold more capital, mainly in the form of common equity. The new capital standards were phased in from 2013 through 2018 and became fully effective on January 1, 2019 for those countries that have adopted Basel III.
> Refer to the table “BIS phase-in requirements for Credit Suisse” for capital requirements and applicable effective dates during the phase-in period.
Under Basel III, the minimum common equity tier 1 (CET1) requirement is 4.5% of RWA. In addition, a 2.5% CET1 capital conservation buffer is required to absorb losses in periods of financial and economic stress.
A progressive buffer between 1% and 2.5% (with a possible additional 1% surcharge) of CET1, depending on a bank’s systemic importance, is an additional capital requirement for global systemically important banks (G-SIBs). The Financial Stability Board (FSB) has identified Credit Suisse as a G-SIB and has advised that a progressive buffer of 1% will apply to Credit Suisse beginning in January 2019.
CET1 capital is subject to certain regulatory deductions and other adjustments to common equity, including the deduction of deferred tax assets for tax-loss carry-forwards, goodwill and other intangible assets.
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
As of January 1, 2018, banks are required to maintain a tier 1 leverage ratio of 3%.
BIS phase-in requirements for Credit Suisse
For	2018		2019
Capital ratios
CET1	4.5%		4.5%
Capital conservation buffer	1.875%	[1]	2.5%
Progressive buffer for G-SIB	1.125%	[1]	1.0%
Total CET1	7.5%		8.0%
Additional tier 1	1.5%		1.5%
Tier 1	9.0%		9.5%
Tier 2	2.0%		2.0%
Total capital	11.0%		11.5%
Phase-in deductions from CET1	100.0%		100.0%
Capital instruments subject to phase-out	Phased out over a 10-year horizon beginning 2013 through 2022
1 Indicates phase-in period.
Swiss Requirements
The legislation implementing the Basel III framework in Switzerland in respect of capital requirements for systemically relevant banks, including Credit Suisse, goes beyond the Basel III minimum standards for systemically relevant banks.
The Swiss regulation framework includes certain requirements for Swiss banks classified as systemically important banks operating internationally, such as Credit Suisse. It contains two different minimum requirements for loss-absorbing capacity: G-SIBs must hold sufficient capital that absorbs losses to ensure continuity of service (going concern requirement), and they must issue sufficient debt instruments to fund an orderly resolution without recourse to public resources (gone concern requirement). Going concern capital and gone concern capital together form our total loss-absorbing capacity (TLAC). The going concern and gone concern requirements are generally aligned with the FSB’s total loss-absorbing capacity standard. The Swiss requirements are subject to phase-in and grandfathering provisions for certain outstanding instruments, and have to be fully applied by January 1, 2020. Banks that do not maintain the minimum requirements may be limited in their ability to pay dividends and make discretionary bonus payments and other earnings distributions.
Going concern requirement
The going concern requirement applicable in 2020 for a G-SIB consists of (i) a base requirement of 12.86% of RWA and 4.5% of leverage exposure; and (ii) a surcharge, which reflects the G-SIB’s systemic importance. For Credit Suisse, this currently translates into a going concern requirement of 14.3% of RWA, of which the minimum CET1 component is 10%, with the remainder to be met with a maximum of 4.3% additional tier 1 capital, which includes high-trigger capital instruments that would be converted into common equity or written down if the CET1 ratio falls below 7%. Under the going concern requirement, the Swiss leverage ratio must be 5%, of which the minimum CET1 component is 3.5%, with the remainder to be met with a maximum of 1.5% additional tier 1 capital, which includes high-trigger capital instruments.

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
The gone concern requirement should primarily be fulfilled with bail-in instruments that are designed to absorb losses after the write-down or conversion into equity of regulatory capital of a G-SIB in a restructuring scenario, but before the write-down or conversion into equity of other senior obligations of the G-SIB. Bail-in instruments do not feature capital triggers that may lead to a write-down and/or a conversion into equity outside of restructuring, but only begin to bear losses once the G-SIB is formally in restructuring proceedings and FINMA orders capital measures (i.e., a write-down and/or a conversion into equity) in the restructuring plan.
Bail-in instruments must fulfill certain criteria in order to qualify under the gone concern requirement, including FINMA approval. In addition to bail-in instruments, the gone concern requirement may further be fulfilled with other capital instruments, including CET1, additional tier 1 capital instruments or tier 2 capital instruments.
Grandfathering provisions
The Capital Adequacy Ordinance provides for a number of grandfathering provisions with regard to the qualification of previously issued additional tier 1 capital instruments and tier 2 capital instruments:
■ Additional tier 1 capital instruments with a low trigger qualify as going concern capital until their first call date. Additional tier 1 capital instruments that no longer qualify as going concern capital pursuant to this provision qualify as gone concern capital;
■ Tier 2 capital instruments with a high trigger qualify as going concern capital until the earlier of (i) their maturity date or first call date; and (ii) December 31, 2019. Tier 2 capital instruments that no longer qualify as going concern capital pursuant to this provision qualify as gone concern capital until one year before their final maturity; and
■ Tier 2 capital instruments with a low trigger also qualify as going concern capital until the earlier of (i) their maturity date or first call date; and (ii) December 31, 2019. Tier 2 capital instruments that no longer qualify as going concern capital pursuant to this provision qualify as gone concern capital until one year before their final maturity.
Both the going concern and the gone concern requirements are subject to a phase-in with gradually increasing requirements and have to be fully applied by January 1, 2020.
FINMA decrees
The SNB designated the Group as a financial group of systemic importance under applicable Swiss law. FINMA requires the Group to fully comply with the special requirements for systemically important banks operating internationally, which include capital adequacy requirements and also specify liquidity and risk diversification requirements.
In December 2013, FINMA issued a decree (2013 FINMA Decree), effective since February 2, 2014, specifying capital adequacy requirements for the Bank on a stand-alone basis (Bank parent company), and for the Bank and the Group, each on a consolidated basis, as systemically relevant institutions.
In October 2017, FINMA issued an additional decree with respect to the regulatory capital requirements of the Bank parent company (2017 FINMA Decree), specifying the treatment of investments in subsidiaries for capital adequacy purposes. This decree partially replaced certain aspects of the 2013 FINMA Decree, but all other aspects of that decree remain in force. The 2017 FINMA Decree was effective retroactively as of July 1, 2017. The changes aim to create a capital adequacy framework for the Bank parent company that is more comparable to relevant international frameworks and does not rely on exemptions from, or corrections of, the basic framework applicable to all Swiss banks. The changes only apply to the going concern capital requirements for the Bank parent company, which, as of July 1, 2017, amounted to 14.3% of RWA, of which the minimum CET1 component was 10%, with the remainder to be met with a maximum of 4.3% additional tier 1 capital, which includes high-trigger capital instruments. Additional effects from countercyclical buffers impact the CET1 minimum requirement. Under the going concern requirement, the Swiss leverage ratio must be 5%, of which the minimum CET1 component is 3.5%, with the remainder to be met with a maximum of 1.5% additional tier 1 capital, which includes high-trigger capital instruments. Unlike the Group requirements, the capital and leverage requirements for the Bank parent company are not subject to a transition period.
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

Other requirements
Requirements in Switzerland include an extended countercyclical buffer, which is based on the BIS countercyclical buffer that could require banks to hold up to 2.5% of RWA in the form of CET1 capital. The extended countercyclical buffer relates to a requirement that can be imposed by national regulators when credit growth is deemed to be excessive and leading to the build-up of system-wide risk.
The Swiss Federal Council has not activated the BIS countercyclical buffer for Switzerland but instead requires banks to hold CET1 capital in the amount of 2% of their RWA pertaining to mortgage loans that finance residential property in Switzerland (Swiss countercyclical buffer).
FINMA requirements include capital charges for mortgages that finance owner-occupied residential property in Switzerland (mortgage multiplier) that were phased in through January 1, 2019. The mortgage multiplier applies for purposes of both BIS and FINMA requirements.
Other regulatory disclosures
In connection with the implementation of Basel III, certain regulatory disclosures for the Group and certain of its subsidiaries are required. The Group’s Pillar 3 disclosure, regulatory disclosures, additional information on capital instruments, including the main features and terms and conditions of regulatory capital instruments and total loss-absorbing capacity-eligible instruments that form part of the eligible capital base and total loss-absorbing capacity resources, G-SIB financial indicators, reconciliation requirements, leverage ratios and certain liquidity disclosures as well as regulatory disclosures for subsidiaries can be found on our website.
> Refer to “credit-suisse.com/regulatorydisclosures” for additional information.
Regulatory developments
In May 2018, the BCBS published the revised standard on simple, transparent and comparable (STC) securitizations. It includes the STC criteria developed for short-term securitizations and their preferential capital treatment. The new rules were effective immediately.
In July 2018, the BCBS issued a revised assessment methodology for G-SIBs. The revised methodology is expected to be implemented by national authorities by 2021 and is expected to determine a G-SIB’s applicable higher loss absorbency requirements from January 2023.
In July 2018, FINMA published revised circulars on the further implementation of Basel III in Switzerland, which, in general, became effective on January 1, 2019. This revision package is one of the final steps in the Swiss implementation of the Basel III standards and includes the following circulars:
■ “Eligible capital – banks”, which added final transitional guidelines for the calculation of regulatory capital related to the new current expected credit loss model under US GAAP, which will become effective for us as of January 1, 2020;
■ “Interest rate risks – banks”, in which FINMA will not apply the optional standardized framework according to Basel III standards; instead it will broaden the scope of existing interest rate reporting arrangements; and
■ Other minor revisions to circulars, including new disclosure tables on key metrics and interest rate risks, total loss-absorbing capital, remuneration and value adjustments.
In October 2018, FINMA announced its reassessment of rebates for resolvability relating to the gone concern requirement. The eligibility for the rebates for resolvability is assessed on an annual basis. Effective July 1, 2018, the rebate for resolvability relating to the capital ratio was 1.424%, resulting in a gone concern requirement of 7.476%, and 0.48% relating to the leverage ratio, resulting in a gone concern leverage requirement of 2.52%.
In November 2018, the Swiss Federal Council issued a revision of the Capital Adequacy Ordinance. It includes changes to the gone-concern requirements and the treatment for the holding of bail-in instruments which are issued by third party banks. The revised standards became effective in January 2019.
In December 2018, BCBS published the updated framework on Pillar 3 disclosure requirements. These requirements, together with the updates published in January 2015 and March 2017, complete the Pillar 3 framework. The revised framework covers three elements. The first element, to be implemented by January 1, 2022, relates to revisions and additions arising from the finalization of the Basel III regulatory reforms in 2017. As a second element, the updated framework sets out new disclosure requirements on asset encumbrance. As a third element, the revised framework introduces new disclosure requirements relating to national supervisors imposing constraints on capital distributions. The second and third elements must be implemented by end-2020.
In January 2019, the BCBS released revisions to the minimum capital requirements for market risk, which included changes to the internal models approach and the standardized approach. The revisions also included amendments to the definition of the boundary between the trading book and the banking book. The revised standard will become effective in January 2022.

Capital instruments
Issuances and redemptions
end of 2018	Currency	Amount (million)	Interest rate (%)	Description	Due date
Issuances – callable bail-in instruments
First quarter of 2018	USD	2,000	3.869	Senior notes	2029
	AUD	176	–	Zero coupon accreting senior notes	2038
	AUD	125	3.5	Senior notes	2024
	AUD	175	floating rate	Senior notes	2024
	USD	305	–	Zero coupon accreting senior notes	2048
Second quarter of 2018	USD	1,250	4.207	Senior notes	2024
	USD	750	floating rate	Senior notes	2024
	USD	145	–	Zero coupon accreting senior notes	2048
Third quarter of 2018	EUR	100	2.455	Senior notes	2034
	USD	190	–	Zero coupon accreting senior notes	2048
Fourth quarter of 2018	USD	100	–	Zero coupon accreting senior notes	2048
	USD	100	–	Zero coupon accreting senior notes	2048
2019 to date	USD	120	–	Zero coupon accreting senior notes	2049
	USD	120	–	Zero coupon accreting senior notes	2049
	USD	100	–	Zero coupon accreting senior notes	2049
	USD	1,050	floating rate	Senior notes	2024
Issuances – high-trigger capital instruments
Third quarter of 2018	USD	2,000	7.5	Perpetual tier 1 contingent write-down capital notes	–
	CHF	300	3.5	Perpetual tier 1 contingent write-down capital notes	–
	USD	1,500	7.25	Perpetual tier 1 contingent write-down capital notes	–
Redemptions
Third quarter of 2018	USD	1,000	3.3	Perpetual tier 1 capital notes	–
	CHF	290	6.0	Low-trigger perpetual tier 1 capital notes	–
Fourth quarter of 2018	USD	2,000	3.3	Perpetual tier 1 capital notes	–
	USD	1,720	9.5	High-trigger perpetual tier 1 capital notes	–
	USD	1,725	9.5	High-trigger perpetual tier 1 capital notes	–
	CHF	2,500	9.0	High-trigger perpetual tier 1 capital notes	–
Contingent convertible capital instruments
We have issued high-trigger and low-trigger capital instruments to meet our capital requirements. Our high-trigger instruments either mandatorily convert into our ordinary shares or their principal amount is written down to zero upon the occurrence of certain specified triggering events. These events include our CET1 ratio falling below 7% (or any lower applicable minimum threshold), or a determination by FINMA that conversion is necessary, or that we require public sector capital support, to prevent us from becoming insolvent, bankrupt or unable to pay a material amount of our debts, or other similar circumstances. Conversion can only be prevented if FINMA, at our request, is satisfied that certain conditions exist and conversion is not required. High-trigger instruments are designed to absorb losses before our other capital instruments, including the low-trigger capital instruments. The features of low-trigger capital instruments are described below. Contingent Capital Awards would not convert into common equity, but would be written down to zero upon a trigger event.
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
The following tier 1 capital notes (collectively, Tier 1 Capital Notes), which have a trigger amount of 5.125% and qualify as low trigger capital instruments, were outstanding as of December 31, 2018:
■ USD 2.5 billion 6.25% tier 1 capital notes; and
■ USD 2.25 billion 7.5% tier 1 capital notes.
The following tier 2 capital notes (collectively, Tier 2 Capital Notes), which have a trigger amount of 5% and qualify as low trigger capital instruments, were outstanding as of December 31, 2018:
■ USD 2.5 billion 6.5% tier 2 capital notes; and
■ EUR 1.25 billion 5.75% tier 2 capital notes.
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
With respect to the capital instruments that specify a trigger event if the CET1 ratio were to fall below 5.125%, the Higher Trigger Capital Amount was CHF 5.6 billion and the Higher Trigger Capital Ratio (i.e., the ratio of the Higher Trigger Capital Amount to the aggregate of all RWA of the Group) was 2.0%, both as of the end of 2018.
With respect to the capital instruments that specify a trigger event if the CET1 ratio were to fall below 5%, the Higher Trigger Capital Amount was CHF 10.2 billion and the Higher Trigger Capital Ratio was 3.6%, both as of the end of 2018.
> Refer to the table “BIS capital metrics – Group” for further information on the BIS metrics used to calculate such measures.
BIS capital metrics
Our CET1 ratio was 12.6% as of the end of 2018 compared to 13.5% as of the end of 2017, with lower CET1 capital and higher RWA. Our tier 1 ratio was 16.2% as of the end of 2018 compared to 18.9% the end of 2017. Our total capital ratio was 17.7% as of the end of 2018 compared to 20.8% as of the end of 2017.
BIS capital metrics – Group
	Phase-in			Look-through
end of	2018	2017	% change	2018	2017	% change
Capital and risk-weighted assets (CHF million)
CET1 capital	35,824	36,711	(2)	35,824	34,824	3
Tier 1 capital	46,040	51,482	(11)	46,040	47,262	(3)
Total eligible capital	50,239	56,696	(11)	49,548	51,389	(4)
Risk-weighted assets	284,582	272,815	4	284,582	271,680	5
Capital ratios (%)
CET1 ratio	12.6	13.5	–	12.6	12.8	–
Tier 1 ratio	16.2	18.9	–	16.2	17.4	–
Total capital ratio	17.7	20.8	–	17.4	18.9	–

Eligible capital – Group
	Phase-in				Look-through
end of	2018		2017	% change	2018	2017	% change
Eligible capital (CHF million)
Total shareholders' equity	43,922		41,902	5	43,922	41,902	5
Regulatory adjustments [1]	(643)		(576)	12	(643)	(576)	12
Adjustments subject to phase-in
Accounting treatment of defined benefit pension plans	–		508	(100)	–	–	–
Common share capital issued by subsidiaries and held by third parties	–		44	(100)	–	–	–
Goodwill [2]	(4,762)		(3,792)	26	(4,762)	(4,740)	0
Other intangible assets [2]	(47)		(48)	(2)	(47)	(60)	(22)
Deferred tax assets that rely on future profitability	(1,647)		(1,770)	(7)	(1,647)	(2,213)	(26)
Shortfall of provisions to expected losses	(461)		(402)	15	(461)	(503)	(8)
Gains/(losses) due to changes in own credit on fair-valued liabilities	804		2,152	(63)	804	2,690	(70)
Defined benefit pension assets [2]	(1,374)		(1,337)	3	(1,374)	(1,672)	(18)
Investments in own shares	(32)		(13)	146	(32)	(16)	100
Other adjustments [3]	64		43	49	64	56	14
Deferred tax assets from temporary differences (threshold-based)	0		0	–	0	(44)	100
Adjustments subject to phase-in	(7,455)	[4]	(4,615)	62	(7,455)	(6,502)	15
CET1 capital	35,824		36,711	(2)	35,824	34,824	3
High-trigger capital instruments (7% trigger)	5,615		7,575	(26)	5,615	7,575	(26)
Low-trigger capital instruments (5.125% trigger)	4,601		4,863	(5)	4,601	4,863	(5)
Additional tier 1 instruments	10,216		12,438	(18)	10,216	12,438	(18)
Additional tier 1 instruments subject to phase-out [5]	0		2,778	(100)	–	–	–
Deductions from additional tier 1 capital	–		(445)	100	–	–	–
Additional tier 1 capital	10,216		14,771	(31)	10,216	12,438	(18)
Tier 1 capital	46,040		51,482	(11)	46,040	47,262	(3)
Low-trigger capital instruments (5% trigger)	3,508		4,127	(15)	3,508	4,127	(15)
Tier 2 instruments	3,508		4,127	(15)	3,508	4,127	(15)
Tier 2 instruments subject to phase-out	691		1,138	(39)	–	–	–
Deductions from tier 2 capital	–		(51)	100	–	–	–
Tier 2 capital	4,199		5,214	(19)	3,508	4,127	(15)
Total eligible capital	50,239		56,696	(11)	49,548	51,389	(4)
1 Includes regulatory adjustments not subject to phase-in, including a cumulative dividend accrual.
2 Net of deferred tax liability.
3 Includes cash flow hedge reserve.
4 Reflects 100% phase-in deductions, including goodwill, other intangible assets and certain deferred tax assets.
5 Includes hybrid capital instruments that are subject to phase-out.
CET1 capital was CHF 35.8 billion as of the end of 2018 compared to CHF 36.7 billion as of the end of 2017. CET1 was impacted by an additional annual 20% phase-in of regulatory deductions from CET1 (from 80% to 100%), including goodwill, other intangible assets and certain deferred tax assets, and an additional annual 20% decrease in the adjustment for the accounting treatment of pension plans (from 20% to 0%), pursuant to phase-in requirements. CET1 capital was also affected by the cash component of a dividend accrual. These decreases were partially offset by net income attributable to shareholders and a regulatory adjustment of deferred tax assets.
Additional tier 1 capital was CHF 10.2 billion as of the end of 2018 compared to CHF 14.8 billion as of the end of 2017, mainly reflecting the redemption of several tier 1 capital notes. This reduction was partially offset by the issuance of several perpetual tier 1 capital notes and an additional annual 20% phase-in of regulatory deductions (from 20% to 0%), including goodwill, other intangible assets and other capital deductions.
Tier 2 capital was CHF 4.2 billion as of the end of 2018 compared to CHF 5.2 billion as of the end of 2017, mainly due to the impact of the prescribed amortization requirement as instruments move closer to their maturity date.
Total eligible capital as of the end of 2018 was CHF 50.2 billion compared to CHF 56.7 billion as of the end of 2017, primarily reflecting a decrease in additional tier 1 capital.
As of the end of 2018, the look-through CET1 ratio was 12.6% compared to 12.8% as of the end of 2017. As of the end of 2018, the look-through total capital ratio was 17.4% compared to 18.9% as of the end of 2017.

Capital movement – Group
	Phase-in				Look-through
	2018		2017		2018	2017
CET1 capital (CHF million)
Balance at beginning of period	36,711		36,576		34,824	30,783
Net income/(loss) attributable to shareholders	2,024		(983)		2,024	(983)
Foreign exchange impact	(308)	[1]	(807)		(266)	(736)
Impact of deductions relating to phase-in requirements	(1,843)		(2,650)		0	0
Issuance of common shares	0		4,096	[2]	0	4,096
Regulatory adjustment of deferred tax assets	586		1,637	[3]	586	2,487
Regulatory adjustment of own credit on fair-valued financial liabilities	(199)		(397)		(199)	2
Other	(1,147)	[4]	(761)		(1,145)	(825)
Balance at end of period	35,824		36,711		35,824	34,824
Additional tier 1 capital (CHF million)
Balance at beginning of period	14,771		12,289		12,438	11,096
Foreign exchange impact	109		(475)		97	(372)
Impact of deductions relating to phase-in requirements	445		853		0	0
Issuances	3,713		1,680		3,713	1,680
Redemptions	(9,081)		(180)		(6,139)	0
Regulatory adjustment of own credit on fair-valued financial liabilities	0		386		0	0
Other	259		218		107	34
Balance at end of period	10,216		14,771		10,216	12,438
Tier 2 capital (CHF million)
Balance at beginning of period	5,214		6,863		4,127	4,879
Foreign exchange impact	(53)		(41)		(39)	3
Impact of deductions relating to phase-in requirements	50		50		0	0
Redemptions	0		(714)		0	(698)
Other	(1,012)	[5]	(944)		(580)	(57)
Balance at end of period	4,199		5,214		3,508	4,127
Eligible capital (CHF million)
Balance at end of period	50,239		56,696		49,548	51,389
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

Risk-weighted assets
Our balance sheet positions and off-balance sheet exposures translate into RWA, which are categorized as credit, market and operational RWA. When assessing RWA, it is not the nominal size, but rather the nature (including risk mitigation such as collateral or hedges) of the balance sheet positions or off-balance sheet exposures that determines the RWA.
Credit risk RWA reflect the capital requirements for the possibility of a loss being incurred as the result of a borrower or counterparty failing to meet its financial obligations or as a result of a deterioration in the credit quality of the borrower or counterparty. Under Basel III, certain regulatory capital adjustments are dependent on the level of CET1 capital (thresholds). The amount above the threshold is deducted from CET1 capital and the amount below the threshold is risk weighted. RWA subject to such threshold adjustments are included in credit risk RWA. For measuring the capital requirements related to credit risk, we received approval from FINMA to use the advanced internal ratings-based (A-IRB) approach. Under the A-IRB approach for measuring credit risk, risk weights are determined by using internal risk parameters for probability of default (PD), loss given default (LGD) and effective maturity. The exposure at default (EAD) is either derived from balance sheet values or by using models. For the capital requirements for counterparty credit risk, we implemented the advanced credit valuation adjustment (CVA), which covers the risk of mark-to-market losses on the expected counterparty risk arising from changes in a counterparty’s credit spreads.
Market risk RWA reflect the capital requirements of potential changes in the fair values of financial instruments in response to market movements inherent in both balance sheet and off-balance sheet items. For calculating the capital requirements related to market risk, the internal models and standardized approaches are used. Within the Basel framework for FINMA regulatory capital purposes, we implemented risk measurement models, including an incremental risk charge (IRC), stressed value-at-risk (VaR) and risks not in VaR (RNIV).
The IRC is a regulatory capital charge for default and migration risk on positions in the trading books and is intended to complement additional standards being applied to the VaR modeling framework, including stressed VaR. Stressed VaR replicates a VaR calculation on the Group’s current portfolio, taking into account a one-year observation period relating to significant financial stress and helps reduce the pro-cyclicality of the minimum capital requirements for market risk. RNIV and stressed RNIV are risks that are not currently implemented within the Group’s VaR model, such as certain basis risks, higher order risks and cross risks. For capital purposes, FINMA, in line with BIS requirements, uses a multiplier to impose an increase in market risk capital for every regulatory VaR backtesting exception above four in the prior rolling 12-month period. In 2018, our market risk capital multiplier remained at FINMA and BIS minimum levels and we did not experience an increase in market risk capital.
> Refer to “Market risk review” in Risk management for further information.
Operational risk RWA reflect the capital requirements for the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. For calculating the capital requirements related to operational risk, we received approval from FINMA to use the advanced measurement approach (AMA). Under the AMA for measuring operational risk, we have identified key scenarios that describe our major operational risks using an event model.

Risk-weighted assets – Group
end of	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Strategic Resolution Unit	Corporate Center	Group
2018 (CHF million)
Credit risk	63,280	26,604	27,102	35,380	20,498	5,834	16,201	194,899
Market risk	1,315	1,669	3,507	9,158	200	1,305	1,489	18,643
Operational risk	11,880	11,843	6,547	14,478	3,492	10,787	12,013	71,040
Risk-weighted assets – phase-in / look-through	76,475	40,116	37,156	59,016	24,190	17,926	29,703	284,582
2017 (CHF million)
Credit risk	52,776	24,641	20,510	34,185	17,362	12,078	14,960	176,512
Market risk	737	1,101	5,128	11,334	121	1,875	994	21,290
Operational risk	12,059	12,514	5,836	13,339	2,575	19,660	9,030	75,013
Risk-weighted assets – phase-in	65,572	38,256	31,474	58,858	20,058	33,613	24,984	272,815
Look-through adjustment	–	–	–	–	–	–	(1,135)	(1,135)
Risk-weighted assets – look-through	65,572	38,256	31,474	58,858	20,058	33,613	23,849	271,680
Risk-weighted assets movements
RWA increased 4% to CHF 284.6 billion as of the end of 2018 from CHF 272.8 billion as of the end of 2017. The increase was primarily driven by increases in movements in risk levels and methodology and policy changes in credit risk and an increase relating to model and parameter updates in market risk and credit risk. These increases were partially offset by decreases in movements in risk levels in market risk and operational risk and methodology and policy changes in operational risk.
Excluding the foreign exchange impact, the increase in credit risk was primarily driven by increases related to movements in risk levels attributable to book size, methodology and policy changes and model and parameter updates. The increase in risk levels attributable to book size was mainly due to increases in lending risk exposures, primarily in Swiss Universal Bank, Asia Pacific and Global Markets. These increases were partially offset by the impact of hedging transactions executed in connection with managing the Group’s RWA exposures in Global Markets, Swiss Universal Bank and Asia Pacific, decreases relating to derivative exposures in Global Markets and the Strategic Resolution Unit, decreases in lending risk exposures in the Strategic Resolution Unit and decreases in securitization exposures in International Wealth Management and the Strategic Resolution Unit. The increase resulting from methodology and policy changes was primarily due to an additional phase-in of the multiplier on income producing real estate (IPRE) and non-IPRE exposures, both within Swiss Universal Bank, increases reflecting the implementation of the new Basel III revised rules for banking book securitizations across the divisions and an additional phase-in of a multiplier on certain investment banking corporate exposures in Investment Banking & Capital Markets, Global Markets and Asia Pacific. The increase from model and parameter updates was primarily related to advanced CVA resulting from increased market volatility in the VaR model, primarily in the Strategic Resolution Unit and Swiss Universal Bank. The increase also reflected a phase-in of the RWA impact of an updated ship finance rating model in International Wealth Management.
Excluding the foreign exchange impact, the decrease in market risk was primarily driven by movements in risk levels, partially offset by increases resulting from model and parameter updates. The decrease in risk levels was primarily in Global Markets and Asia Pacific. The increase in model and parameter updates mainly reflected time series updates and model enhancements to VaR impacting Global Markets, International Wealth Management and Asia Pacific.
The decrease in operational risk was mainly driven by methodology and policy changes and movements in risk levels. The decrease in methodology and policy changes in the Corporate Center was in connection with the external transfer of our US private banking business. In addition, a new operational risk allocation key was agreed with FINMA, reducing RWA relating to operational risk in the Strategic Resolution Unit by CHF 8.9 billion and allocating this primarily to the Corporate Center, Global Markets, Investment Banking & Capital Markets and Asia Pacific. The decrease in risk levels was mainly due to increased insurance benefits attributable to the Corporate Center, Global Markets, Asia Pacific and Investment Banking & Capital Markets.

Risk-weighted asset movement by risk type – Group
2018	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Strategic Resolution Unit	Corporate Center	Total
Credit risk (CHF million)
Balance at beginning of period	52,776	24,641	20,510	34,185	17,362	12,078	14,960	176,512
Foreign exchange impact	35	(134)	58	(168)	(31)	(2)	71	(171)
Movements in risk levels	5,522	645	4,094	1,451	2,849	(7,498)	1,304	8,367
of which credit risk – book size [1]	5,092	1,366	4,184	1,349	2,880	(7,524)	1,319	8,666
of which credit risk – book quality [2]	430	(721)	(90)	102	(31)	26	(15)	(299)
Model and parameter updates [3]	771	1,101	1,366	(703)	(979)	987	(146)	2,397
Methodology and policy changes [4]	4,176	351	1,074	615	1,297	269	12	7,794
Balance at end of period – phase-in	63,280	26,604	27,102	35,380	20,498	5,834	16,201	194,899
Market risk (CHF million)
Balance at beginning of period	737	1,101	5,128	11,334	121	1,875	994	21,290
Foreign exchange impact	(23)	(30)	(61)	(128)	(3)	(24)	(34)	(303)
Movements in risk levels	583	(158)	(1,791)	(3,437)	84	(591)	417	(4,893)
Model and parameter updates [3]	18	759	246	1,413	(2)	50	116	2,600
Methodology and policy changes [4]	0	(3)	(15)	(24)	0	(5)	(4)	(51)
Balance at end of period – phase-in	1,315	1,669	3,507	9,158	200	1,305	1,489	18,643
Operational risk (CHF million)
Balance at beginning of period	12,059	12,514	5,836	13,339	2,575	19,660	9,030	75,013
Movements in risk levels	6	6	(293)	(663)	(157)	0	(971)	(2,072)
Model and parameter updates [3]	0	0	0	0	0	0	577	577
Methodology and policy changes [4]	(185)	(677)	1,004	1,802	1,074	(8,873)	3,377	(2,478)
Balance at end of period – phase-in	11,880	11,843	6,547	14,478	3,492	10,787	12,013	71,040
Total (CHF million)
Balance at beginning of period	65,572	38,256	31,474	58,858	20,058	33,613	24,984	272,815
Foreign exchange impact	12	(164)	(3)	(296)	(34)	(26)	37	(474)
Movements in risk levels	6,111	493	2,010	(2,649)	2,776	(8,089)	750	1,402
Model and parameter updates [3]	789	1,860	1,612	710	(981)	1,037	547	5,574
Methodology and policy changes [4]	3,991	(329)	2,063	2,393	2,371	(8,609)	3,385	5,265
Balance at end of period – phase-in / look-through	76,475	40,116	37,156	59,016	24,190	17,926	29,703	284,582
1 Represents changes in portfolio size.
2 Represents changes in average risk weighting across credit risk classes.
3 Represents movements arising from updates to models and recalibrations of parameters and internal changes impacting how exposures are treated.
4 Represents externally prescribed regulatory changes impacting how exposures are treated.

Leverage metrics
Credit Suisse has adopted the BIS leverage ratio framework, as issued by the BCBS and implemented in Switzerland by FINMA. Under the BIS framework, the leverage ratio measures tier 1 capital against the end-of-period exposure. As used herein, leverage exposure consists of period-end balance sheet assets and prescribed regulatory adjustments.
The look-through leverage exposure was CHF 881.4 billion as of the end of 2018, a decrease of 4% compared to CHF 916.5 billion as of the end of 2017. The decrease in leverage exposure was mainly due to a reduction in the Group’s consolidated balance sheet, primarily reflecting lower operating activities, partially offset by the foreign exchange translation impact.
> Refer to “Balance sheet and off-balance sheet” for further information on the reduction in the Group’s consolidated balance sheet.
Look-through leverage exposure – Group
end of	2018	2017
Look-through leverage exposure (CHF million)
Swiss Universal Bank	255,480	257,054
International Wealth Management	98,556	99,267
Asia Pacific	106,375	105,585
Global Markets	245,664	283,809
Investment Banking & Capital Markets	40,485	43,842
Strategic Resolution Unit	29,579	59,934
Corporate Center	105,247	67,034
Leverage exposure	881,386	916,525
BIS leverage ratios – Group
The tier 1 leverage ratio was 5.2% as of the end of 2018, compared to 5.6% as of the end of 2017, reflecting lower tier 1 capital and lower leverage exposure. The CET1 leverage ratio was 4.1% as of the end of 2018 compared to 4.0% as of the end of 2017, reflecting lower leverage exposure and lower CET1 capital.
On a look-through basis, the tier 1 leverage ratio was 5.2% as of the end of 2018, stable compared to the end of 2017, reflecting lower leverage exposure and lower tier 1 capital. The look-through CET1 leverage ratio as of the end of 2018 was 4.1% compared to 3.8% as of the end of 2017, reflecting lower leverage exposure and higher CET1 capital.
Leverage exposure components – Group
	Phase-in			Look-through
end of	2018	2017	% change	2018	2017	% change
Leverage exposure (CHF million)
Balance sheet assets	768,916	796,289	(3)	768,916	796,289	(3)
Adjustments
Difference in scope of consolidation and tier 1 capital deductions [1]	(12,655)	(11,873)	7	(12,655)	(14,401)	(12)
Derivative financial instruments	73,110	85,210	(14)	73,110	85,210	(14)
Securities financing transactions	(32,278)	(27,138)	19	(32,278)	(27,138)	19
Off-balance sheet exposures	84,293	76,565	10	84,293	76,565	10
Total adjustments	112,470	122,764	(8)	112,470	120,236	(6)
Leverage exposure	881,386	919,053	(4)	881,386	916,525	(4)
1
Includes adjustments for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation and tier 1 capital deductions related to balance sheet assets.

BIS leverage metrics – Group
	Phase-in			Look-through
end of	2018	2017	% change	2018	2017	% change
Capital and leverage exposure (CHF million)
CET1 capital	35,824	36,711	(2)	35,824	34,824	3
Tier 1 capital	46,040	51,482	(11)	46,040	47,262	(3)
Leverage exposure	881,386	919,053	(4)	881,386	916,525	(4)
Leverage ratios (%)
CET1 leverage ratio	4.1	4.0	–	4.1	3.8	–
Tier 1 leverage ratio	5.2	5.6	–	5.2	5.2	–

Swiss metrics
Swiss capital metrics
As of the end of 2018, our Swiss CET1 ratio was 12.5%, our going concern capital ratio was 17.3%, our gone concern capital ratio was 12.5% and our TLAC ratio was 29.8%.
On a look-through basis, as of the end of 2018, our Swiss CET1 capital was CHF 35.7 billion and our Swiss CET1 ratio was 12.5%. Our going concern capital was CHF 45.9 billion and our going concern capital ratio was 16.1%. Our gone concern capital was CHF 37.9 billion and our gone concern capital ratio was 13.3% Our total loss-absorbing capacity was CHF 83.8 billion and our TLAC ratio was 29.4%.
> Refer to “Swiss Requirements” for further information on Swiss regulatory requirements.
Swiss capital metrics – Group
	Phase-in			Look-through
end of	2018	2017	% change	2018	2017	% change
Swiss capital and risk-weighted assets (CHF million)
Swiss CET1 capital	35,719	36,567	(2)	35,719	34,665	3
Going concern capital	49,443	53,131	(7)	45,935	47,102	(2)
Gone concern capital	35,678	35,712	0	37,909	35,226	8
Total loss-absorbing capacity	85,121	88,843	(4)	83,844	82,328	2
Swiss risk-weighted assets	285,193	273,436	4	285,193	272,265	5
Swiss capital ratios (%)
Swiss CET1 ratio	12.5	13.4	–	12.5	12.7	–
Going concern capital ratio	17.3	19.4	–	16.1	17.3	–
Gone concern capital ratio	12.5	13.1	–	13.3	12.9	–
TLAC ratio	29.8	32.5	–	29.4	30.2	–
Swiss capital and risk-weighted assets – Group
	Phase-in			Look-through
end of	2018	2017	% change	2018	2017	% change
Swiss capital (CHF million)
CET1 capital – BIS	35,824	36,711	(2)	35,824	34,824	3
Swiss regulatory adjustments [1]	(105)	(144)	(27)	(105)	(159)	(34)
Swiss CET1 capital	35,719	36,567	(2)	35,719	34,665	3
Additional tier 1 high-trigger capital instruments	5,615	7,574	(26)	5,615	7,574	(26)
Grandfathered capital instruments	8,109	8,990	(10)	4,601	4,863	(5)
of which additional tier 1 low-trigger capital instruments	4,601	4,863	(5)	4,601	4,863	(5)
of which tier 2 low-trigger capital instruments	3,508	4,127	(15)	–	–	–
Swiss additional tier 1 capital	13,724	16,564	(17)	10,216	12,437	(18)
Going concern capital	49,443	53,131	(7)	45,935	47,102	(2)
Bail-in debt instruments	33,892	31,099	9	33,892	31,099	9
Additional tier 1 instruments subject to phase-out	–	2,778	(100)	–	–	–
Tier 2 instruments subject to phase-out	691	1,138	(39)	–	–	–
Tier 2 amortization component	1,095	1,193	(8)	509	–	–
Tier 2 low-trigger capital instruments	–	–	–	3,508	4,127	(15)
Deductions	–	(496)	100	–	–	–
Gone concern capital	35,678	35,712	0	37,909	35,226	8
Total loss-absorbing capacity	85,121	88,843	(4)	83,844	82,328	2
Risk-weighted assets (CHF million)
Risk-weighted assets – BIS	284,582	272,815	4	284,582	271,680	5
Swiss regulatory adjustments [2]	611	621	(2)	611	585	4
Swiss risk-weighted assets	285,193	273,436	4	285,193	272,265	5
1 Includes adjustments for certain unrealized gains outside the trading book.
2 Primarily includes differences in the credit risk multiplier.

Swiss leverage metrics – Group
	Phase-in			Look-through
end of	2018	2017	% change	2018	2017	% change
Swiss capital and leverage exposure (CHF million)
Swiss CET1 capital	35,719	36,567	(2)	35,719	34,665	3
Going concern capital	49,443	53,131	(7)	45,935	47,102	(2)
Gone concern capital	35,678	35,712	0	37,909	35,226	8
Total loss-absorbing capacity	85,121	88,843	(4)	83,844	82,328	2
Leverage exposure	881,386	919,053	(4)	881,386	916,525	(4)
Swiss leverage ratios (%)
Swiss CET1 leverage ratio	4.1	4.0	–	4.1	3.8	–
Going concern leverage ratio	5.6	5.8	–	5.2	5.1	–
Gone concern leverage ratio	4.0	3.9	–	4.3	3.8	–
TLAC leverage ratio	9.7	9.7	–	9.5	9.0	–
Rounding differences may occur.
Swiss leverage metrics
The leverage exposure used in the Swiss leverage ratios is measured on the same period-end basis as the leverage exposure for the BIS leverage ratio. As of the end of 2018, our Swiss CET1 leverage ratio was 4.1%, our going concern leverage ratio was 5.6%, our gone concern leverage ratio was 4.0% and our TLAC leverage ratio was 9.7%. On a look-through basis, as of the end of 2018, our Swiss CET1 leverage ratio was 4.1%, our going concern leverage ratio was 5.2%, our gone concern leverage ratio was 4.3% and our TLAC leverage ratio was 9.5%.

Bank regulatory disclosures
The following capital, RWA and leverage disclosures apply to the Bank. The business of the Bank is substantially the same as that of the Group, including business drivers and trends relating to capital, RWA and leverage metrics.
> Refer to “BIS capital metrics”, “Risk-weighted assets”, “Leverage metrics”, “Swiss metrics” for further information.
BIS capital metrics – Bank
	Phase-in
end of	2018	2017	% change
Capital and risk-weighted assets (CHF million)
CET1 capital	38,915	38,433	1
Tier 1 capital	48,231	52,378	(8)
Total eligible capital	52,431	57,592	(9)
Risk-weighted assets	286,081	272,720	5
Capital ratios (%)
CET1 ratio	13.6	14.1	–
Tier 1 ratio	16.9	19.2	–
Total capital ratio	18.3	21.1	–
The Bank’s CET1 ratio was 13.6% as of the end of 2018 compared to 14.1% as of the end of 2017, mainly reflecting higher RWA. The Bank’s tier 1 ratio was 16.9% as of the end of 2018 compared to 19.2% as of the end of 2017. The Bank’s total capital ratio was 18.3% as of the end of 2018 compared to 21.1% as of the end of 2017.
CET1 capital was CHF 38.9 billion as of the end of 2018 compared to CHF 38.4 billion as of the end of 2017. CET1 was impacted by net income attributable to shareholders. This increase was partially offset by an additional annual 20% phase-in of regulatory deductions from CET1 (from 80% to 100%), including goodwill, other intangible assets and certain deferred tax assets, and an additional annual 20% decrease in the adjustment for the accounting treatment of pension plans (from 20% to 0%), pursuant to phase-in requirements.
Additional tier 1 capital was CHF 9.3 billion as of the end of 2018 compared to CHF 13.9 billion as of the end of 2017, mainly reflecting the redemption of several tier 1 capital notes, partially offset by the issuance of several perpetual tier 1 capital notes, an additional annual 20% phase-in of regulatory deductions (from 20% to 0%), including goodwill, other intangible assets and other capital deductions and a positive foreign exchange impact.
Eligible capital and risk-weighted assets – Bank
	Phase-in
end of	2018		2017	% change
Eligible capital (CHF million)
Total shareholders' equity	45,296		42,670	6
Regulatory adjustments [1]	(49)		(46)	7
Adjustments subject to phase-in	(6,332)	[2]	(4,191)	51
CET1 capital	38,915		38,433	1
Additional tier 1 instruments	9,316	[3]	11,579	(20)
Additional tier 1 instruments subject to phase-out [4]	–		2,778	(100)
Deductions from additional tier 1 capital	–		(412)	100
Additional tier 1 capital	9,316		13,945	(33)
Tier 1 capital	48,231		52,378	(8)
Tier 2 instruments	3,508	[5]	4,127	(15)
Tier 2 instruments subject to phase-out	692		1,138	(39)
Deductions from tier 2 capital	–		(51)	100
Tier 2 capital	4,200		5,214	(19)
Total eligible capital	52,431		57,592	(9)
Risk-weighted assets by risk type (CHF million)
Credit risk	196,398		176,417	11
Market risk	18,643		21,290	(12)
Operational risk	71,040		75,013	(5)
Risk-weighted assets	286,081		272,720	5
1 Includes regulatory adjustments not subject to phase-in, including a cumulative dividend accrual.
2 Reflects 100% phase-in deductions, including goodwill, other intangible assets and certain deferred tax assets.
3
Consists of high-trigger and low-trigger capital instruments. Of this amount, CHF 5.6 billion consists of capital instruments with a capital ratio write-down trigger of 7% and CHF 3.7 billion consists of capital instruments with a capital ratio write-down trigger of 5.125%.

4 Includes hybrid capital instruments that are subject to phase-out.
5 Consists of low-trigger capital instruments with a capital ratio write-down trigger of 5%.
Tier 2 capital was CHF 4.2 billion as of the end of 2018 compared to CHF 5.2 billion as of the end of 2017, mainly due to the impact of the prescribed amortization requirement as instruments move closer to their maturity date.
The Bank’s total eligible capital was CHF 52.4 billion as of the end of 2018 compared to CHF 57.6 billion as of the end of 2017.
RWA increased CHF 13.4 billion to CHF 286.1 billion as of the end of 2018 compared to CHF 272.7 billion as of the end of 2017.

Swiss capital and risk-weighted assets – Bank
	Phase-in
end of	2018	2017	% change
Swiss capital (CHF million)
CET1 capital – BIS	38,915	38,433	1
Swiss regulatory adjustments [1]	(105)	(145)	(28)
Swiss CET1 capital	38,810	38,288	1
Additional tier 1 high-trigger capital instruments	5,624	7,631	(26)
Grandfathered capital instruments	7,200	8,076	(11)
of which additional tier 1 low-trigger capital instruments	3,692	3,949	(7)
of which tier 2 low-trigger capital instruments	3,508	4,127	(15)
Swiss additional tier 1 capital	12,824	15,707	(18)
Going concern capital	51,634	53,995	(4)
Bail-in debt instruments	33,897	31,125	9
Additional tier 1 instruments subject to phase-out	–	2,778	(100)
Tier 2 instruments subject to phase-out	691	1,138	(39)
Tier 2 amortization component	1,095	1,193	(8)
Deductions	–	(463)	100
Gone concern capital	35,683	35,771	0
Total loss-absorbing capacity	87,317	89,766	(3)
Risk-weighted assets (CHF million)
Risk-weighted assets – BIS	286,081	272,720	5
Swiss regulatory adjustments [2]	601	612	(2)
Swiss risk-weighted assets	286,682	273,332	5
1 Includes adjustments for certain unrealized gains outside the trading book.
2 Primarily includes differences in the credit risk multiplier.
Swiss capital metrics – Bank
	Phase-in
end of	2018	2017	% change
Swiss capital and risk-weighted assets (CHF million)
Swiss CET1 capital	38,810	38,288	1
Going concern capital	51,634	53,995	(4)
Gone concern capital	35,683	35,771	0
Total loss-absorbing capacity	87,317	89,766	(3)
Swiss risk-weighted assets	286,682	273,332	5
Swiss capital ratios (%)
Swiss CET1 ratio	13.5	14.0	–
Going concern capital ratio	18.0	19.8	–
Gone concern capital ratio	12.4	13.1	–
TLAC ratio	30.5	32.8	–
Rounding differences may occur.
Leverage exposure components – Bank
	Phase-in
end of	2018	2017	% change
Leverage exposure (CHF million)
Balance sheet assets	772,069	798,372	(3)
Adjustments
Difference in scope of consolidation and tier 1 capital deductions [1]	(11,493)	(11,569)	(1)
Derivative financial instruments	73,258	85,559	(14)
Securities financing transactions	(32,278)	(27,138)	19
Off-balance sheet exposures	84,298	76,569	10
Total adjustments	113,785	123,421	(8)
Leverage exposure	885,854	921,793	(4)
1
Includes adjustments for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation and tier 1 capital deductions related to balance sheet assets.

BIS leverage metrics – Bank
	Phase-in
end of	2018	2017	% change
Capital and leverage exposure (CHF million)
CET1 capital	38,915	38,433	1
Tier 1 capital	48,231	52,378	(8)
Leverage exposure	885,854	921,793	(4)
Leverage ratios (%)
CET1 leverage ratio	4.4	4.2	–
Tier 1 leverage ratio	5.4	5.7	–
Swiss leverage metrics – Bank
	Phase-in
end of	2018	2017	% change
Swiss capital and leverage exposure (CHF million)
Swiss CET1 capital	38,810	38,288	1
Going concern capital	51,634	53,995	(4)
Gone concern capital	35,683	35,771	0
Total loss-absorbing capacity	87,317	89,766	(3)
Leverage exposure	885,854	921,793	(4)
Swiss leverage ratios (%)
Swiss CET1 leverage ratio	4.4	4.2	–
Going concern leverage ratio	5.8	5.9	–
Gone concern leverage ratio	4.0	3.9	–
TLAC leverage ratio	9.9	9.7	–
Rounding differences may occur.

Shareholders’ equity
Group
The Group’s total shareholders’ equity was CHF 43.9 billion as of the end of 2018 compared to CHF 41.9 billion as of the end of 2017. Total shareholders’ equity was positively impacted by net income attributable to shareholders, gains on fair value elected liabilities relating to credit risk and an increase in the share-based compensation obligation. These movements were partially offset by transactions relating to the settlement of share-based compensation awards and dividends paid.
> Refer to the “Consolidated statements of changes in equity” in VI – Consolidated financial statements – Credit Suisse Group for further information on the Group’s total shareholders’ equity.
Bank
The Bank’s total shareholders’ equity was CHF 45.3 billion as of the end of 2018 compared to CHF 42.7 billion as of the end of 2017. Total shareholders’ equity was positively impacted by net income attributable to shareholders, gains on fair value elected liabilities relating to credit risk and an increase in the share-based compensation obligation. These movements were partially offset by transactions relating to the settlement of share-based compensation awards and foreign exchange-related movements on cumulative translation adjustments.
> Refer to the “Consolidated statements of changes in equity” in VIII – Consolidated financial statements – Credit Suisse (Bank) for further information on the Bank’s total shareholders’ equity.
Shareholders' equity and share metrics
	Group			Bank
end of	2018	2017	% change	2018	2017	% change
Shareholders' equity (CHF million)
Common shares	102	102	0	4,400	4,400	0
Additional paid-in capital	34,889	35,668	(2)	45,557	45,718	0
Retained earnings	26,973	24,973	8	10,179	8,484	20
Treasury shares, at cost	(61)	(103)	(41)	–	–	–
Accumulated other comprehensive income/(loss)	(17,981)	(18,738)	(4)	(14,840)	(15,932)	(7)
Total shareholders' equity	43,922	41,902	5	45,296	42,670	6
Goodwill	(4,766)	(4,742)	1	(4,056)	(4,036)	0
Other intangible assets	(219)	(223)	(2)	(219)	(223)	(2)
Tangible shareholders' equity [1]	38,937	36,937	5	41,021	38,411	7
Shares outstanding (million)
Common shares issued	2,556.0	2,556.0	0	4,399.7	4,399.7	0
Treasury shares	(5.4)	(5.7)	(5)	–	–	–
Shares outstanding	2,550.6	2,550.3	0	4,399.7	4,399.7	0
Par value (CHF)
Par value	0.04	0.04	0	1.00	1.00	0
Book value per share (CHF)
Total book value per share	17.22	16.43	5	10.30	9.70	6
Goodwill per share	(1.87)	(1.86)	1	(0.92)	(0.92)	0
Other intangible assets per share	(0.08)	(0.09)	(11)	(0.06)	(0.05)	20
Tangible book value per share [1]	15.27	14.48	5	9.32	8.73	7
1
Management believes that tangible shareholders' equity and tangible book value per share, both non-GAAP financial measures, are meaningful as they are measures used and relied upon by industry analysts and investors to assess valuations and capital adequacy.

Foreign exchange exposure
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
For 2018, there was no publicly announced share repurchase program in place. We purchased 817 million treasury shares and sold or re-issued 771 million treasury shares in 2018 through open market transactions, predominantly for market-making purposes and facilitating customer orders as well as to meet the Group’s delivery obligations with respect to share-based compensation. As of December 31, 2018, the Group held 5 million treasury shares.
For 2019, the Board of Directors of the Group approved a share buyback program of Group ordinary shares of up to CHF 1.5 billion. We expect to buy back at least CHF 1.0 billion in 2019, subject to market and economic conditions. For 2020, we expect a similar share buyback program as in 2019, subject to approval by the Board of Directors. The level of the share buyback for 2020 will be set in light of our capital plans and subject to prevailing market conditions, but is expected to be in line with our intention to distribute at least 50% of net income.
We commenced the 2019 share buyback program on January 14, 2019. We are acquiring our own shares on a second trading line on SIX Swiss Exchange, subject to deduction of applicable Swiss federal withholding tax. The repurchased shares are expected to be cancelled by means of a capital reduction to be proposed at a future Annual General Meeting (AGM) of shareholders.
> Refer to “Impact of share-based compensation on shareholders’ equity” in V – Compensation – Group compensation for further information.
Purchases and sales of treasury shares
in	Number of shares (million)	Average price per share (CHF)
2018
January	59.8	18.10
February	64.2	17.30
March	86.1	16.98
April	41.1	16.11
May	73.2	16.31
June	91.0	15.27
July	46.4	15.10
August	59.4	15.10
September	92.5	14.93
October	77.1	13.60
November	83.2	12.51
December	42.8	11.01
Total purchase of treasury shares	816.8	–
Total sale of treasury shares	770.6	–
Dividends and dividend policy
Under the Swiss Code of Obligations, dividends may be paid out only if and to the extent the corporation has distributable profits from previous business years, or if the free reserves of the corporation are sufficient to allow distribution of a dividend. In addition, at least 5% of the annual net profits must be retained and booked as general legal reserves for so long as these reserves amount to less than 20% of the paid-in share capital. Our reserves currently exceed this 20% threshold. Furthermore, dividends may be paid out only after shareholder approval at the AGM. The Board of Directors may propose that a dividend be paid out, but cannot itself set the dividend. In Switzerland, the auditors are required to confirm whether the appropriation of retained earnings is in accordance with Swiss law and the company’s articles of incorporation. In practice, the shareholders usually approve the dividend proposal of the Board of Directors. Dividends are usually due and payable after the shareholders’ resolution relating to the allocation of profits has been passed. Under the Swiss Code of Obligations, the statute of limitations in respect of claiming the payment of dividends that have been declared is five years.

The dividend payment made in 2018 for the financial year 2017 consisted of a distribution of CHF 0.25 per share payable out of capital contribution reserves in cash. The distribution was free of Swiss withholding tax and was not subject to income tax for Swiss resident individuals holding the shares as a private investment.
Our dividend payment policy seeks to provide investors with an efficient form of capital distribution relative to earnings. We have revised our dividend policy beginning in 2017 by discontinuing the proposal of a scrip alternative at the option of shareholders and by instead proposing to pay an all-cash dividend per share at a level similar to the cash component (as opposed to the stock component) per share of the total dividend that our shareholders elected in recent years, subject to performance and to the decision of the Board of Directors and approval of our shareholders in due course. We expect to generate a sustainable ordinary dividend for shareholders in 2019 and 2020, and to increase the ordinary dividend by at least 5% per annum.
Our Board of Directors will propose to the shareholders at the AGM on April 26, 2019 a distribution of CHF 0.2625 per share out of capital contribution reserves for the financial year 2018. The distribution will be free of Swiss withholding tax and will not be subject to income tax for Swiss resident individuals holding the shares as a private investment. The distribution will be payable in cash. The ex-dividend date has been set to May 3, 2019.
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
Dividend per ordinary share
	USD	[1]	CHF
Dividend per ordinary share for the financial year
2017	0.25		0.25
2016	0.72		0.70
2015	0.72		0.70
2014	0.75		0.70
2013	0.79		0.70
1 Represents the distribution on each American Depositary Share. For further information, refer to credit-suisse.com/dividend.

Risk management
During 2018, we enhanced our risk data aggregation and reporting capabilities in line with BCBS 239 principles and passed the CCAR stress tests for our US intermediate holding company.
Key risk developments
The rise in protectionism and the implications of Fed monetary policy tightening, particularly for emerging countries, were the key risk developments which impacted the markets and the economy in 2018. Other significant risk developments were political and economic policy developments in the eurozone, the implementation of new sanctions against Russia, the process surrounding the expected withdrawal of the UK from the European Union and the global economic slowdown. There were also concerns over volatility and liquidity in the markets.
Trade tensions
The risk of global trade tensions became a major concern of global investors beginning in early 2018. The escalation of tensions between the US and China continued during the course of the year with both countries implementing tariffs. Trade tension concerns also widened to include a number of other economies, including the eurozone, with impacts on sectors exposed to international trade such as ship finance. The impact of a shift towards a more protectionist foreign trade policy by the US continues to be assessed in various stress tests run at the Group, divisional or legal entity level on a regular basis.
Emerging markets vulnerabilities
The tightening of US monetary policy, the appreciation of the US dollar and the announcement and implementation of new tariffs triggered capital outflows from emerging markets and the broad-based sell-off of emerging markets currencies. Those global factors, combined with some specific local vulnerabilities, led to economic and political crises in a number of emerging market countries. In addition, China’s economic slowdown appeared to have worsened in the final quarter of 2018. We closely monitor developments in China and in other emerging markets as well as the related risks in our portfolio and have implemented certain risk-reduction measures.
Policy interest rates and credit cycle
The Fed continued tightening its monetary policy throughout 2018. The ECB ended its asset purchase program and the Bank of England raised interest rates. In credit markets, there was some concern over leveraged loans, a segment where issuance has grown rapidly. We monitor potential risks associated with the monetary policy tightening paths of the Fed and other major central banks through our suite of stress scenarios. We also closely monitor the risks associated with any deterioration in the credit quality of the leverage loan portfolio.
European political landscape
After initial uncertainties, Germany formed a government coalition early in the year. Negotiations relating to the withdrawal of the UK from the EU remained a source of uncertainty in Europe in 2018. In addition, discussions between the new coalition in Italy and the European Commission over the 2019 budget brought some stress to Italian markets in the second half of 2018. We are continuing to monitor developments and assess the potential negative implications using a suite of stress scenarios.
Withdrawal of the UK from the EU
Uncertainty over the outcome of the negotiations surrounding the anticipated withdrawal of the UK from the EU persisted throughout 2018 and early 2019. That uncertainty had a significant negative impact on the UK economy in late 2018 and in early 2019 and was also a factor contributing to the economic slowdown in the eurozone. The withdrawal agreement between the EU and the UK has not yet been approved and it appears likely that there will be a delay of the UK’s withdrawal from the EU for a period of time beyond March 29, 2019, although it is still possible that the UK could leave the EU without such an agreement in place. We are continuing to closely monitor this situation and its potential impact on the Group.
Market liquidity and volatility
There has been significant structural change in the markets since the 2008/2009 financial crisis. The amount of inventory held by banks and broker-dealers has declined. The role in the markets of computer-driven investment strategies and of mutual funds and exchange-traded funds has significantly increased. Volatility in the markets is heavily influenced by the asset purchase programs of the major central banks and has become a significant investor concern, particularly since early February 2018 when equity markets fell, credit spreads widened and equity market volatility significantly increased. Such structural changes have increased the threat that liquidity shortages could quickly develop in periods of stress and trigger large moves in the markets. The potential for liquidity shortages in stress periods and for spikes in volatility are embedded in the market risk shocks which form part of the suite of multi-quarter stress scenarios we have developed. That suite of stress scenarios is assessed on a monthly basis.
Sanctions involving Russia
The US Department of the Treasury’s Office of Foreign Assets Control (OFAC) imposed sanctions in 2018 against Russian individuals and companies. We identified impacted client relationships and transactions to ensure compliance; additionally, our sanctions compliance group closely monitors the developments in collaboration with the businesses and the risk management function. Unless there are specific restrictions in place, we continue serving Russian clients by applying enhanced due diligence procedures.
Cyber risk
The financial industry is increasingly reliant on technology and faces dynamic cyber threats from a variety of actors who are driven by monetary, political and other motivations. We continue to invest significantly in an information and cybersecurity program in order to strengthen our ability to anticipate, defend against, detect and recover from cyber attacks. We regularly assess the effectiveness of our key controls and conduct ongoing employee training and awareness activities, including for key management personnel, in order to embed resilience and a strong cyber risk culture.
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
Organizational development in 2019
On February 26, 2019, an organizational change relating to the compliance functions was announced, effective immediately. The regulatory affairs function was separated from the compliance organization and integrated into the office of the CEO with the Global Head of Regulatory Affairs now reporting directly to the CEO. The remaining functions within the compliance organization are managed by the Chief Compliance Officer (CCO), and that office continues to be represented on the Group’s Executive Board.
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
The second line of defense includes functions such as risk management, compliance, legal and product control. It articulates standards and expectations for the effective management of risk and controls, including advising on applicable legal and regulatory requirements and publishing related policies, and monitors and assesses compliance with regulatory and internal standards. The second line of defense is separate from the front office and includes independent control functions responsible for reviewing, measuring and challenging front office activities and producing independent assessments and risk management reporting for senior management and regulatory authorities.
The third line of defense is the internal audit function, which monitors the effectiveness of controls across various functions and operations, including risk management and governance practices.
Our operations are regulated by authorities in each of the jurisdictions in which we conduct business. Central banks and other bank regulators, financial services agencies, securities agencies and exchanges and self-regulatory organizations are among the regulatory authorities that oversee our businesses. FINMA is our primary regulator.
> Refer to “Regulation and supervision” in I – Information on the company for further information.
Our governance includes a committee structure and a comprehensive set of corporate policies which are developed, reviewed and approved by the Board, the Executive Board, their respective committees, the Group CRO, the Group CCRO, or the CCO since the organizational change on February 26, 2019, and the board of directors of significant subsidiaries, in accordance with their respective responsibilities and levels of authority.
> Refer to “Board of Directors” and “Executive Board” in IV – Corporate Governance for further information.
Board of Directors
The Board is responsible for our strategic direction, supervision and control, and for defining our overall tolerance for risk. For this purpose, the Board approves the risk management framework and sets overall risk appetite in consultation with its Risk Committee (Risk Committee).
The Risk Committee is responsible for assisting the Board in fulfilling its oversight responsibilities by periodically reviewing the Group’s risk management function, its resources and key risks.
The Audit Committee is responsible for assisting the Board in fulfilling its oversight responsibilities by monitoring management’s approach with respect to financial reporting, internal controls, accounting and legal and regulatory compliance. Additionally, the Audit Committee is responsible for monitoring the independence and performance of internal and external auditors.
In 2018, the Board decided to establish the Conduct and Financial Crime Control Committee, which became effective in 2019. The Conduct and Financial Crime Control Committee assists the Board in fulfilling its oversight duties with respect to the Group’s exposure to financial crime risk. It is tasked with monitoring and assessing the effectiveness of financial crime compliance programs and initiatives.
Executive Board
The Executive Board is responsible for developing and implementing our strategic business plans, subject to approval by the Board. It further reviews and coordinates significant initiatives for the risk management function and establishes Group-wide risk policies. The Group CRO and CCRO, or the CCO since the organizational change on February 26, 2019, are members of the Executive Board and represent the risk management and compliance functions, respectively, reporting to the Group CEO and, at least annually, to the Board.
Executive Board committees
The Capital Allocation & Risk Management Committee (CARMC) is responsible for overseeing and directing our risk profile, recommending risk limits at the Group level to the Risk Committee and the Board, establishing and allocating risk appetite among the various businesses, reviewing new significant business strategies or changes in business strategies including business migrations, making risk-related decisions on escalations, and for applying measures, methodologies and tools to monitor and manage the risk portfolio. CARMC meets monthly and conducts reviews according to the following three rotating cycles. The asset & liability management cycle reviews the funding and balance sheet trends and activities, plans and monitors regulatory and business liquidity requirements and internal and regulatory capital adequacy, provides governance and oversight over all material business migrations and ensures that legal entity strategic initiatives are within the Group’s risk appetite and appropriately supported and controlled. The market & credit risks cycle defines and implements risk management strategies for the Group businesses, sets and approves risk appetite within Board-approved limits and other appropriate measures to monitor and manage the risk profile of the Group and allocates liquidity resources and sets liquidity risk limits. The internal control system cycle monitors and analyzes significant operational, legal and compliance risks, reviews and approves the business continuity program’s alignment with the corporate strategy on an annual basis, sets limits, caps and triggers on specific businesses to control significant operational risk exposure, and reviews and assesses the appropriateness and efficiency of the internal control systems.
The Valuation Risk Management Committee (VARMC) is responsible for establishing policies regarding the valuation of certain material assets and the policies and calculation methodologies applied in the valuation process. Further, VARMC is responsible for monitoring and assessing valuation risks, reviewing inventory valuation conclusions and directing the resolution of significant inventory valuation issues.
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
The key elements of the risk organization include a matrix structure and central functions.
Matrix structure
Our matrix structure reflects the Group’s business strategy and emphasizes the Group’s legal entity considerations.
The global functions comprise credit, market, enterprise and operational (including liquidity) as well as fiduciary risk management, and are accountable for functional risk oversight and the risk limit framework at the global and local legal entity level. They are also responsible for functional models, methodologies and policies and function-related regulatory change.

The enterprise and operational risk management mandate is focused on the overarching risk framework, including risk appetite and stress testing, Group risk reporting, liquidity risk management, model risk management, operational risk management, business continuity management, risk-related regulatory management and coordination of our reputational risk-related activities.
The divisional chief risk officers for Swiss Universal Bank, International Wealth Management, Asia Pacific, Global Markets, Investment Banking & Capital Markets and (through December 2018) the Strategic Resolution Unit are responsible for ensuring alignment of the risk management function within our divisions.
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
Central functions
Risk and Finance Data Analytics, Reporting provides consistent reporting production, analytics and data management shared with finance functions. CRO Change is responsible for the portfolio of strategic change programs across the risk management function. The Group CRO’s chief operating officer facilitates business management within the risk management function. Credit Risk Review is a review function independent from credit risk management with a direct reporting line to the Board’s Risk Committee, administratively reporting to the Group CRO. Credit Risk Review assesses Credit Suisse’s credit exposures and credit risk management processes and practices. Until August 2018, the head of Credit Risk Review was responsible for our comprehensive capital analysis and review (CCAR) challenge function which supports the application of the CCAR framework for our US intermediate holding company (IHC) and provides independent assessments of the processes for the development of the US IHC’s capital plan. In August 2018, the CCAR challenge function responsibilities were transferred to the senior management of our US IHC. CCAR is a US regulatory framework introduced by the Fed to assess, regulate and supervise large financial institutions.
On June 28, 2018, the Fed released results of its annual CCAR stress tests, for the first time publicly releasing results for our US IHC. Our US IHC was projected to maintain capital ratios above minimum regulatory requirements in the adverse and severely adverse CCAR stress scenarios, and the Fed did not object to its proposed capital plan. As part of the stress testing requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act), our US IHC was also required to conduct a mid-cycle stress test using a set of internally developed macroeconomic scenarios and submit the results to the Fed in October 2018. As previously disclosed, our US IHC was projected to maintain capital ratios above minimum regulatory requirements under the internally developed severely adverse scenario.
Compliance
The compliance function is a proactive, independent function working with the businesses to continuously challenge practices to manage compliance risk. As a second line of defense function, responsibilities include independently assessing compliance risk, monitoring and testing and reporting on adherence to the compliance risk appetite and other material matters to the Board and senior management. It also oversees regulatory interactions of the Group and assesses potential impact and monitors implementation of regulatory developments.
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
Central compliance functions
Central compliance functions, such as core compliance services, financial crime compliance and investigations, support all divisions by overseeing and managing global programs in partnership with the divisional chief compliance officers. The core compliance services function oversees framework design and establishes and monitors enterprise level standards and controls for compliance practices, surveillance and global programs (e.g., cross-border compliance, client tax compliance and conduct risk). The financial crime compliance function establishes and monitors compliance policies, guidelines, procedures and controls related to anti-money laundering, anti-corruption and sanctions. The investigations function is responsible for the identification and remediation of significant breaches in the Group’s compliance processes and controls.
The regulatory affairs function, reporting directly to the CEO since the organizational change on February 26, 2019, supports the Group through management of regulatory relationships and interactions, including coordination of regulatory commitments on behalf of relevant divisions.
Risk culture
We base our business operations on conscious and disciplined risk-taking. We believe that independent risk management, compliance and audit processes with proper management accountability are critical to the interests and concerns of our stakeholders. Our risk culture is supported by the following principles:

■ We establish a clear risk appetite that sets out the types and levels of risk we are prepared to take;
■ Our risk management and compliance policies set out authorities and responsibilities for taking and managing risks;
■ We actively monitor risks and take mitigating actions where they fall outside accepted levels;
■ Breaches of risk limits are identified, analyzed and escalated, and large, repeated or unauthorized exceptions may lead to terminations, adverse adjustments to compensation or other disciplinary action; and
■ We seek to establish resilient risk constraints that promote multiple perspectives on risk and reduce the reliance on single risk measures.
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
We seek to promote responsible behavior through the Group’s Code of Conduct, which provides a clear statement on the conduct standards and ethical values that we expect of our employees and members of the Board, so that we maintain and strengthen our reputation for integrity, fair dealing and measured risk-taking. In addition, our six conduct and ethics standards, which include client focus, meritocracy, stakeholder management, accountability, partner and transparency, are a key part of our effort to embed our core ethical values into our business strategy and the fabric of our organization.
They are designed to encourage employees to act with responsibility, respect, honesty and compliance to secure the trust of our stakeholders. Initiatives in this area have provided employees with practical guidance on careful and considered behavior and the importance of acting ethically and learning from mistakes. Our employee performance assessment and compensation processes are linked to the conduct and ethics standards and the Group’s Code of Conduct.
> Refer to “Conduct risk” in Risk coverage and management for further information.
BCBS 239
The BCBS published the “Principles for effective risk data aggregation and risk reporting” (BCBS 239) in 2013 in order to strengthen the risk data aggregation and risk reporting practices at banks and enhance their risk management and decision-making processes. Our program for implementing these principles regarding risk data aggregation and reporting at Credit Suisse was completed and operational as of December 31, 2018 and we are in the process of evidencing compliance with the BCBS 239 principles which we expect to complete in the first half of 2019.
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
Key aspects and process
The Group risk appetite framework is governed by an overarching global policy that encompasses the suite of specific policies, processes and systems with which the risk constraints are calibrated and the risk profile is managed. The framework is guided by the following strategic risk objectives:
■ maintaining Group-wide capital adequacy above minimum regulatory requirements under both normal and stressed conditions;
■ promoting stability of earnings to support performance in line with financial objectives;
■ ensuring sound management of liquidity and funding risk in normal and stressed conditions;
■ proactively controlling concentration risks;
■ managing operational and compliance risk within our enterprise risk and control framework (ERCF) to ensure sustainable performance;
■ minimizing reputational risk; and
■ managing and mitigating conduct risk.

Group-wide risk appetite is determined in partnership with the financial and capital planning process on an annual basis, based on bottom-up forecasts that reflect planned risk usage by the businesses and top-down, Board-driven strategic risk objectives and risk appetite. Scenario stress testing of financial and capital plans is an essential element in the risk appetite calibration process as a key means through which our strategic risk objectives, financial resources and business plans are aligned. The capital plans are also analyzed using our economic capital coverage ratio, which provides a further means of assessing bottom-up risk plans with respect to available capital resources. The risk appetite is approved through a number of internal governance forums, including joint approval by the Group CRO and the CFO, the Risk Appetite Review Committee (a sub-committee of CARMC), CARMC and, subsequently, by the Board.
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
Top-down:
■ Group-level strategic risk objectives are agreed by the Board in line with our financial and capital objectives.
■ Top-down risk capacities and risk appetites are determined with reference to available resources and key thresholds, such as minimum regulatory requirements.
■ A risk appetite statement is determined and approved annually by the Board, and is based on the strategic risk objectives, the comprehensive scenario stress testing of our forecasted financial results and capital requirements, and our economic capital framework. A semi-annual review of the risk appetite and capacity levels is performed. The risk appetite statement comprises quantitative and qualitative risk measures necessary for adequate control of the risk appetite across the organization. The review of the top-down and bottom-up risk appetite levels and their allocation between divisions and legal entities is performed by the Risk Appetite Review Committee.
■ Separate legal entity risk appetite frameworks aligned to local regulatory requirements are in place for material subsidiaries. An integrated year-end planning process ensures that individual legal entity risk appetites are consistent with Group levels.
■ Divisional risk committees are responsible for allocating risk appetite within the respective divisions based on individual business line reviews and requirements.
Bottom-up:
■ Planned risk levels and related risk appetite requirements are provided by front office business experts in conjunction with financial and capital plans in order to ensure consistency with the business strategy. Risk plans are reviewed by the relevant risk management committees.
■ Bottom-up risk forecasts are aggregated across businesses to assess divisional and Group-wide risk plans and to support management decisions on variations to existing risk appetite levels or the possible need for new risk appetite measures.
■ The effectiveness of risk appetite in support of business strategy execution and delivery against financial objectives is assessed via a risk appetite effectiveness framework. This framework assists senior management and the Board in ensuring that appropriate levels of risk appetite are set and that the subsequent risk constraints are appropriately calibrated.
■ Risk, financial and capital plans are jointly reviewed and approved by the Executive Board and the Board.
The chart “Risk appetite framework – key aspects” provides an overview of key Group-wide quantitative and qualitative aspects covered in our risk appetite statement for the Group and their connection to the division-specific risk appetite statements.

Thematic and exclusion risk appetite
As previously disclosed, in the second quarter of 2017 we amended and enhanced our risk appetite framework to provide additional governance and controls within our relevant transaction approval processes to distinguish between those types of business exposures held in the Strategic Resolution Unit that will be allowed for execution in our strategic divisions and those documented in our thematic and exclusion risk appetite framework that will be prohibited or for which we have limited risk appetite.
In the first quarter of 2018, CARMC approved the removal of 12 counterparties from the Group’s thematic and exclusion risk appetite framework and the Risk Committee was subsequently notified of the risk appetite updates. The counterparties and associated trades were transferred from the Strategic Resolution Unit back to the Global Markets and Investment Banking & Capital Markets divisions in the first quarter of 2018. In the second quarter of 2018, after a business reassessment in connection with our planning relating to the withdrawal of the UK from the EU, the Audit Committee approved the transfer of assets and liabilities relating to Credit Suisse (Deutschland) Aktiengesellschaft from the Strategic Resolution Unit to the Investment Banking & Capital Markets division.
Risk constraints
A core aspect of our risk appetite framework is a sound system of integrated risk constraints to maintain our risk profile within our overall risk appetite. Our risk appetite framework utilizes a suite of different types of risk constraints to reflect the aggregate risk appetite of the Group and to further cascade risk appetite across our organization, including among business divisions and legal entities. The risk constraints restrict our maximum balance sheet and off-balance sheet exposure given the market environment, business strategy and financial resources available to absorb losses. Different levels of seniority are mapped to, and specific enforcement and breach response protocols are required for, each type of risk constraint. We define the following risk constraint categories:
■ Qualitative constraints represent constraints that are used to manage identified but unquantifiable or subjective risks, with adherence assessed by the appropriate level of constraint authority.
■ Quantitative constraints represent constraints that are used to manage identified quantifiable risks and exist in the form of limits, guidelines, tolerances, targets and flags.
Constraint authority for the risk constraints is determined by the relevant approving body and constraints are currently in effect for all key risk governance bodies and committees including the Board, its Risk Committee, the Executive Board and CARMC. The appropriateness of the constraint types for the various risk classes within our risk appetite, including market, credit, operational and liquidity risk, is determined considering the respective characteristics of the various risk constraint types. We define the following types of risk constraints:
■ Qualitative constraint statements are required for all qualitative constraints. Qualitative constraint statements need to be specific and to clearly define the respective risk to ensure that the risk profile for unquantifiable or subjective risks is readily assessable.
■ Limits, guidelines and tolerances are specific threshold levels for a given risk metric. Limits are binding thresholds that require discussion to avoid a breach and trigger immediate remediating action if a breach occurs. Guidelines are thresholds which, if breached, require an action plan to reduce risk below the guideline or to propose, justify and agree to adjust the guideline. Tolerances are designed as management thresholds to initiate discussion, and breach of a tolerance level triggers review by the relevant constraint authority.
■ Targets represent the level of risk that the Group intends to accept in pursuit of business objectives at a specific point in time in the future.
■ Flags are early warning indicators, which serve primarily as a business risk management and supervisory control tool for our front offices, Treasury and the risk management function. Flags can be set for any quantifiable risk and may be complementary to other types of constraints.
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
We have established a constraint structure which manages the Group’s risk profile using multiple metrics, including economic risk capital, VaR, scenario analysis and various exposure limits at the Group level. The overall risk limits for the Group are set by the Board in consultation with its Risk Committee and are binding. In the rare circumstance where a breach of these limits would occur, it would result in a notification to the Chair of the Board’s Risk Committee and the Group CEO, and written notification to the full Board at its next meeting. Following notification, the Group CRO may approve positions that exceed the Board limits up to a predefined level and any such approval is reported to the full Board. Positions that exceed the Board limits by more than the predefined level may only be approved by the Group CRO and the full Board acting jointly. In 2018 and 2017, no Board limits were exceeded.
Dedicated constraints are also in place to cover the specific risk profiles of individual businesses and legal entities. In the context of the overall risk appetite of the Group, as defined by the limits set by the Board and its Risk Committee, CARMC is responsible for allocating divisional risk limits and more specific limits deemed necessary to control the concentration of risk within individual lines of business. The divisional risk management committees and the divisional and legal entity chief risk officers are responsible for allocating risk appetite further within the organization. For this purpose, they use a detailed framework of individual risk limits designed to control risk-taking at a granular level by individual businesses and in the aggregate. The risk constraints are intended to:
■ limit overall risk-taking to the Group’s risk appetite;
■ trigger senior management discussions with the businesses involved, risk management and governance committees in case of substantial change in the overall risk profile;
■ ensure consistent risk measurement across businesses;
■ provide a common framework for the allocation of resources to businesses; and
■ provide a basis for protecting the Group’s capital base and meeting strategic risk objectives.
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
Risk coverage and management
We use a wide range of risk management practices to address the variety of risks that arise from our business activities. Policies, processes, standards, risk assessment and measurement methodologies, risk appetite constraints, and risk monitoring and reporting are key components of our risk management practices. Our risk management practices complement each other in our analysis of potential loss, support the identification of interdependencies and interactions of risks across the organization and provide a comprehensive view of our exposures. We regularly review and update our risk management practices to ensure consistency with our business activities and relevance to our business and financial strategies. Risk management practices have evolved over time without a standardized approach within the industry, therefore comparisons across firms may not be meaningful. Our key risk types, definitions and key risk evaluation methods are summarized in the table “Key risk types overview”.
It is important to both evaluate each risk type separately and assess their combined impact on the Group, which helps ensure that our overall risk profile remains within the Group-wide risk appetite.
The primary evaluation methods used to assess Group-wide quantifiable risks include economic risk capital and stress testing. Economic risk capital captures both position risk, such as market risk and credit risk, and non-position risk, such as operational risk, pension risk and certain business risks (e.g., expense risk, owned real estate risk and interest rate risk on treasury positions), and is a key component in our risk appetite framework with limits established to control aggregate risk. Stress testing also captures position and non-position risks and provides an evaluation method capable of capturing both historic and forward-looking scenarios to ensure that aggregate risks are managed within the Group-wide risk appetite also under stressed conditions.
The description of our economic risk capital methodology and our stress testing framework below is followed by a more detailed description of our key risk types.
> Refer to “Liquidity and funding management” for further information on liquidity and funding risks-related evaluation methods used in our liquidity risk management framework and for funding management.

Key risk types overview

Key risk types and definition	Key risk evaluation methods
Liquidity and funding risks: The risk that we do not have the appropriate amount of funding and liquidity to meet our obligations.	Liquidity coverage ratio, net stable funding ratio, liquidity barometer, stress testing
Market risk: The risk of financial loss from adverse changes in market risk factors, including interest rates, credit spreads, foreign exchange rates, equity and commodity prices, and other factors such as market volatility and the correlation of market prices across asset classes.	Value-at-risk, sensitivities, economic risk capital, stress testing
Credit risk: The risk of financial loss arising as a result of a borrower or counterparty failing to meet its financial obligations or as a result of deterioration in the credit quality of the borrower or counterparty.	Gross and net loan exposures, commitments, probability of default, loss given default, exposure at default, potential future exposure, country exposures, economic risk capital, stress testing
Model risk: The risk of adverse consequences from decisions made based on model results that may be incorrect, misinterpreted or used inappropriately.	Risk and control self-assessments, independent model validation, aggregate model risk reports
Operational risk: The risk of financial loss arising from inadequate or failed internal processes, people or systems, or from external events.	■ Enterprise risk and controls framework including risk and control assessments, compliance risk assessments, key risk and control indicators, internal and external incident data, scenario analysis, stress testing ■ Group Code of Conduct and associated conduct and ethics standards ■ Technology risk management program, business continuity testing ■ Legal risk assessments
Compliance and regulatory risk: The risk from the failure to comply with laws, regulations, rules or market standards that may have a negative effect on our franchise and clients we serve. It includes the risk that changes in laws, regulations, rules or market standards may limit our activities and have a negative effect on our business or our ability to implement strategic initiatives, or can result in an increase in operating costs for the business or make our products and services more expensive for clients.	
Conduct risk: The risk that improper behavior or judgment by our employees may result in a negative financial, non-financial or reputational impact to our clients, employees or the Group or negatively impact the integrity of the financial markets.	
Technology risk: The risk that technology-related failures, such as service outages or information security incidents, may disrupt business.	
Legal risk: The risk of loss or any other material adverse impact arising from circumstances including the failure to comply with legal obligations, changes in enforcement practices, the making of a legal challenge or claim against us, our inability to enforce legal rights or the failure to take measures to protect our rights.	
Reputational risk: The risk that negative perception by our stakeholders may adversely impact client acquisition and damage our business relationships with clients and counterparties, affecting staff morale and reducing access to funding sources.	■ A comprehensive assessment for these risk types may be performed either periodically and/or in response to particular events. ■ The results of the analysis impacts management actions such as strategy adjustments, tactical measures, policy adjustments, event-driven crisis guidelines, staff training and individual performance measurement. ■ The risk management actions may include both precautionary activities to manage risk and issue resolution activities to recover from adverse developments
Fiduciary risk: The risk of financial loss arising when the Group or its employees, acting in a fiduciary capacity as trustee, investment manager or as mandated by law, do not act in the best interest of the client in connection with the advice and management of our client's assets including from a product-related market, credit, liquidity, counterparty and operational risk perspective.	
Strategic risk: The risk of financial loss or reputational damage arising from inappropriate strategic decisions, ineffective implementation of business strategies or an inability to adapt business strategies in response to changes in the business environment.

Economic risk capital
Overview
Economic risk capital is used as a consistent and comprehensive tool for capital management, limit monitoring and performance management. Economic risk capital is our core Group-wide risk management tool for measuring and reporting the combined impact from quantifiable risks such as market, credit, operational, pension and expense risks, each of which has an impact on our capital position.
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
> Refer to “Capital strategy” and “Regulatory framework” in Capital management for further information on our capital management framework.
With effect from January 1, 2018, we implemented a revised economic risk capital framework. We redeveloped the position risk methodology by introducing new and enhancing previously used credit and market risk models. Our redesigned credit risk model is based on a multi-factor Monte-Carlo-simulation, compared to the single-factor model used previously. Our new market risk model incorporates new price and spread shocks for securitized products and illiquid private equity investments and uses historical simulation for equity and fixed income trading, compared to the combination of credit spread shocks and historical simulation used in previous models. In October 2018, we further developed the market risk framework, reflecting an improved recognition of hedging benefits between securitized products and underlying hedges, a recalibration of the 99.97% “gone concern” scalars for securitized products and certain traded risk, and an enhanced annualization approach. Market risks not covered by these models are captured using a risk-not-in-economic-risk-capital model, which is now also part of the market risk framework reflected in position risk. In addition, during the first quarter of 2018, we enhanced the granularity of credit conversion factors and data feeds for securitizations in our position risk model. Our position risk categories reflect the redeveloped position risk methodology and are described in the table “Position risk categories”. In the operational risk model, we removed the US private banking losses from the data set, applied a discount to the RMBS losses to better reflect the internal view of the forward-looking risk profile and, as a result of these modifications, updated the divisional allocations. Further, in the other risks category, we improved our pension risk methodology to ensure that our pension plan assets and liabilities risk is modeled in line with the redeveloped position risk framework. Finally, we introduced an enhanced and newly calibrated correlation matrix to aggregate across all position, operational and other risk models, in order to make the correlations among risk categories more responsive to changes in the portfolio and in market conditions.
During 2018, we further embedded the new economic risk capital framework into our risk appetite and risk management framework. The new framework should enable us to better assess, monitor and manage capital adequacy and solvency risk in both “going concern” and “gone concern” scenarios. In a “going concern” scenario, we hold sufficient capital to absorb losses to ensure continuity of service. In a “gone concern” scenario, we hold sufficient capital to fund an orderly resolution without recourse to public resources.
> Refer to “Methodology and model developments” in Risk review and results – Economic risk capital review for further information.
Methodology and scope
Economic risk capital measures risks in terms of economic realities rather than regulatory or accounting rules and estimates the amount of capital needed to remain solvent and in business under extreme market, business and operating conditions over the period of one year, given our target financial strength (our long-term credit rating). Economic risk capital is set to a level needed to absorb unexpected losses at a confidence level of 99.97%. Our economic risk capital model is a set of methodologies used for measuring quantifiable risks associated with our business activities on a consistent basis. It is calculated separately for position risk (reflecting our exposure to market and credit risks), operational risk and other risks. Within each of these risk categories, risks are further divided into subcategories, for which economic risk capital is calculated using the appropriate specific methodology. Some of these methodologies are common to a number of risk subcategories, while others are tailored to the particular features of single, specific risk types included in position risk, operational risk and other risks. Economic risk capital is calculated by aggregating position, operational and other risks.
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

Position risk categories
Risks captured
Credit risk	– Risk of counterparty defaults relating to investment banking credit exposures
– Risk of counterparty defaults and potential changes in creditworthiness relating to private banking corporate and retail credit exposures
Non-traded credit spread risk	– Potential changes in creditworthiness relating to investment banking credit exposures
Securitized products	– Residential real estate activities, including residential mortgage-backed securities, residential mortgage loans and real estate acquired at auction
– Commercial real estate activities, including commercial mortgage-backed securities, commercial loans and real estate acquired at auction
– Other securitized products, including asset-backed securities and other trade receivables
– Benefits from certain market risk hedges
Traded risk	– Interest rate levels and volatilities
– Foreign exchange rates and volatilities
– Equity prices and volatilities
– Commodity prices and volatilities
– Traded credit spreads
– Equity risk arbitrage activities, in particular, the risk that an announced merger may not be completed
– Illiquid hedge fund exposures
– Life finance and litigation business activities
– Risks currently not implemented in our economic risk capital models for traded risks, primarily for fixed income and equity trading, such as certain basis risks, higher order risks and cross risks between asset classes
Emerging markets country event risk	– Loss due to significant country events
– Corporate counterparty defaults triggered by sovereign defaults
– Risk of related disturbance in neighboring countries or countries in the same region
Equity investments	– Private equity and other illiquid equity investment exposures
Other risks
The other risks category includes the following:
■ Our expense risk measures the potential difference between expenses and revenues in a severe market event, excluding the elements captured by position risk and operational risk, using conservative assumptions regarding the earnings capacity and the ability to reduce the cost base in a crisis situation.
■ Pension risk is the risk that we, as a plan sponsor, are required to fund a deficit in employee pension schemes in an extreme event. It covers fluctuations in our pension plan assets and liabilities which can lead to potential funding shortfalls. Funding shortfalls can arise from a decline in asset values and/or an increase in the present value of liabilities. The shortfall would need to be funded using available resources. In order to recognize the potential for a funding shortfall, we apply an economic risk capital charge.
■ Owned real estate risk is defined as the capital at risk which arises from fluctuations in the value of buildings owned by the Group.
■ Foreign exchange risk is the risk arising from a currency mismatch between available economic capital and economic risk capital required.
■ Corporate interest rate risk is the interest rate risk on our treasury positions arising from discounting our client interest rate margins.
■ The impact from deferred share-based compensation awards captures the economic benefit that may result from covering our structural short obligations to deliver own shares through market purchases during times of falling market prices.
Available economic capital
Available economic capital is an internal view of the capital available to absorb losses based on the reported BIS look-through CET1 capital under Basel III, with economic adjustments applied to provide consistency with our economic risk capital. It enables a comparison between capital needs (economic risk capital) and capital resources (available economic capital).
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
The economic risk capital coverage ratio operates with a number of distinct bands that serve as key controls for monitoring and managing our operational solvency. An economic risk capital coverage ratio lower than 125% requires senior management review, followed by an action plan at a coverage ratio lower than 110%. Immediate actions such as risk reductions or capital measures would be triggered at a coverage ratio lower than 100%. The Board has set the minimum level for this coverage ratio at 80%.

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
Stress testing is a fundamental element of our Group-wide risk appetite framework included in overall risk management to ensure that our financial position and risk profile provide sufficient resilience to withstand the impact of severe economic conditions. Stress testing results are monitored against limits, and are used in risk appetite discussions and strategic business planning and to support our internal capital adequacy assessment. Within the risk appetite framework, CARMC sets Group-wide and divisional stressed position loss limits to correspond to minimum post-stress capital ratios. Currently, limits are set on the basis of look-through BIS CET1 capital ratios. Stress tests also form an integral part of the Group’s capital planning and the recovery and resolution plan (RRP) process. Within the RRP, stress tests provide the indicative scenario severity required to reach recovery and resolution capital levels.
Stress testing provides key inputs for managing the following objectives of the risk appetite framework:
■ Ensuring Group-wide capital adequacy on both a regulatory basis and under stressed conditions: We run a suite of scenarios on forecasted financial metrics such as revenues, expenses, pre-tax income and risk-weighted assets. The post-stress capital ratios are assessed against the risk appetite of the Group.
■ Maintaining stable earnings: We mainly use stress testing to quantitatively assess earnings stability risk. Earnings-loss-triggers are established and monitored to contain excessive risk-taking which could compromise our earnings stability.
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
We use historical stress testing scenarios to consider the impact of market shocks from relevant periods of extreme market disturbance. Standardized severity levels allow comparability of severity across differing risk types. The calibration of bad day, bad week, severe event and extreme event scenarios involves the identification of the worst moves that have occurred in recent history. Severe flight to quality (SFTQ) is a key scenario used for Group-wide stress testing and risk appetite setting. It is a combination of market shocks and defaults that reflects conditions similar to what followed the 2008/2009 financial crisis. The SFTQ scenario assumes a severe crash across financial markets, along with stressed default rates.
We use forward-looking stress testing scenarios to complement historical scenarios. The forward-looking scenarios are centered on potential macroeconomic, geopolitical or policy threats. The Scenario Management Oversight Committee, comprised of internal economists, front office and representatives of the risk management and finance function, discusses the backdrop to several forward-looking scenarios. The Scenario Management Oversight Committee reviews a wide range of scenarios and selects those that are most relevant to the analysis of key macroeconomic shocks. Some examples of forward-looking scenarios include US and European country recessions, a so-called emerging markets economic “hard landing” and the impact of monetary policy changes by central banks. Various scenarios are also used to mitigate concentration risks across the entire firm, such as the credit concentration scenario. During 2018, the Group continued to focus on the following forward-looking scenarios:
■ Financial sector problems in the eurozone: the markets challenge the solvency of a systemically-important bank, which puts the overall European financial sector and selected eurozone countries under acute pressure. The European economy is forced into recession. Contagion from a European recession to the US and emerging market economies is assumed to be substantial.
■ An emerging markets “hard landing” scenario: there is a severe economic slowdown in China driven by a wave of defaults in the private non-financial and financial sectors. The problems in China negatively impact all large emerging markets through lower commodity prices, increased capital flight and reduced intra-regional foreign trade. There is also significant contagion to the economy in the US and in Europe.
■ Stress scenarios for the UK and for the US: the scenarios take into account the large increase in economic policy outlook uncertainties and the higher risk that inflation significantly accelerates, bringing about a disorderly rise in government bond yields. The UK stress scenario focuses on the risks which may materialize from the negotiations on leaving the EU. The US stress scenario focuses on the business risks which may materialize from more expansionary fiscal policies and from any shift toward more protectionist foreign trade practices.
The scenarios are reviewed and updated regularly as markets and business strategies evolve. In 2018, a one-in-three years likelihood scenario called “flight to quality lite” (FTQ Lite) was developed to reflect a scenario with a lower severity of impact than SFTQ but with a higher likelihood of occurrence. FTQ Lite is used to test the earnings robustness of the Group. In addition to these periodic scenario analyses, we also perform ad hoc scenario analyses, for example in respect of the devaluation of the Turkish lira in the first half of 2018, in connection with current events as a proactive risk management tool.
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
Trading book
Market risks from our trading book relate to our trading activities, primarily in Global Markets (which includes International Trading Solutions), Asia Pacific and the Strategic Resolution Unit. Our trading book, as measured for risk management purposes, typically includes fair-valued positions only, primarily of the following balance sheet items: trading assets and trading liabilities, investment securities, other investments, other assets (mainly derivatives used for hedging, loans and real estate held-for-sale), short-term borrowings, long-term debt and other liabilities (mainly derivatives used for hedging).
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
The market risks associated with the entire portfolio, including the embedded derivative elements of our structured products, are actively monitored and managed on a portfolio basis as part of our overall trading book and are reflected in our VaR measures.
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
The Group’s overall limit framework encompasses specific limits on a large number of different products and risk type concentrations at the Group, divisional and legal entity levels. For example, there are controls over consolidated trading exposures, the mismatch of interest-earning assets and interest-bearing liabilities, private equity and seed capital. Risk limits are cascaded to lower organizational levels within the businesses. Risk limits are binding and generally set close to the planned risk profile to ensure that any meaningful increase in risk exposures is promptly escalated. The Group’s Organizational Guidelines and Regulations and the Group’s policies determine limit-setting authority, temporary modification of such limits in certain situations and required approval authority at the Group, Bank, divisional, business and legal entity levels for any instances that could cause such limits to be exceeded. For example, with respect to market risk limits, the divisional chief risk officers and certain other members of senior management have the authority to temporarily increase the divisional risk committee limits by an approved percentage for a specified maximum period. Market risk limit excesses are subject to a formal escalation procedure and the incremental risk associated with the excess must be approved by the responsible risk manager within market risk management, with escalation to senior management if certain thresholds are exceeded. The majority of the market risk limits are monitored on a daily basis. Limits for which the inherent calculation time is longer or for which the risk profile changes less often are monitored less frequently depending on the nature of the limit (weekly, monthly or quarterly). For example, limits relating to illiquid investments are monitored on a monthly basis. The business is mandated to remediate market risk limit excesses within three business days upon notification. Remediation actions which take longer than three days are subject to an out-of-policy remediation process with senior management escalation. All limit excesses identified in 2018 were resolved in line with applicable policy requirements.
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
For regulatory capital purposes, we operate under the Basel III market risk framework which includes the following components for the calculation of regulatory capital: regulatory VaR, stressed VaR, IRC, RNIV and stressed RNIV. The regulatory VaR for capital purposes uses a two-year historical dataset, a ten-day holding period and a 99% confidence level. This measure captures all risks in the trading book and foreign exchange and commodity risks in the banking book and excludes securitization positions, as these are treated under the securitization approach for regulatory purposes. Stressed VaR replicates the regulatory VaR calculation on the Group’s current portfolio over a continuous one-year observation period that results in the highest VaR. The historical dataset starting in 2006 avoids the smoothing effect of the two-year dataset used for our risk management and regulatory VaR, allows for the capturing of a longer history of potential loss events and helps reduce the pro-cyclicality of the minimum capital requirements for market risk. IRC is a regulatory capital charge for default and migration risk on positions in the trading books. RNIV captures a variety of risks, such as certain basis risks, higher order risks and cross risks between asset classes, not currently captured by the VaR model for example due to lack of sufficient or accurate data.
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
Assumptions used in our market risk measurement methods for regulatory capital purposes are compliant with the standards published by the BCBS and other international standards for market risk management. We have approval from FINMA, as well as from other regulators for our subsidiaries, to use our regulatory VaR model in the calculation of market risk capital requirements. Ongoing enhancements to our VaR methodology are subject to regulatory approval or notification depending on their materiality, and the model is subject to regular reviews by regulators and the Group’s independent model risk management function.
Information required under Pillar 3 of the Basel framework related to risk is available on our website.
> Refer to “credit-suisse.com/regulatorydisclosures” for further information.
> Refer to “Risk-weighted assets” in Capital management for further information on the use of our regulatory VaR model in the calculation of trading book market risk capital requirements.
VaR assumptions and limitations
The VaR model uses assumptions and estimates that we believe are reasonable, but VaR only quantifies the potential loss on a portfolio based on historical market conditions. The main assumptions and limitations of VaR as a risk measure are:
■ VaR relies on historical data to estimate future changes in market conditions. Historical scenarios may not capture all potential future outcomes, particularly where there are significant changes in market conditions, such as increases in volatilities and changes in the correlation of market prices across asset classes;
■ VaR provides an estimate of losses at a specified confidence level; the use of an expected shortfall equivalent measure allows all extreme adverse events to be considered in the model;
■ VaR is based on either a one-day (for internal risk management, backtesting and disclosure purposes) or a ten-day (for regulatory capital purposes) holding period. This assumes that risks can be either sold or hedged over the holding period, which may not be possible for all types of exposure, particularly during periods of market illiquidity or turbulence; it also assumes that risks will remain in existence over the entire holding period; and
■ VaR is calculated using positions held at the end of each business day and does not include intra-day changes in exposures.
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
VaR backtesting
Backtesting is one of the techniques used to assess the accuracy and performance of the VaR model used by the Group for risk management and regulatory capital purposes and serves to highlight areas of potential enhancements. Backtesting is used by regulators to assess the adequacy of regulatory capital held by the Group, calculated using VaR.
Backtesting involves comparing the results produced by the VaR model with the hypothetical trading revenues on the trading book. Hypothetical trading revenues are defined in compliance with regulatory requirements and aligned with the VaR model output by excluding (i) non-market elements (such as fees, commissions, cancellations and terminations, net cost of funding and credit-related valuation adjustments) and (ii) gains and losses from intra-day trading. A backtesting exception occurs when a hypothetical trading loss exceeds the daily VaR estimate.
For capital purposes and in line with BIS requirements, FINMA increases the capital multiplier for every regulatory VaR backtesting exception above four in the prior rolling 12-month period, resulting in an incremental market risk capital requirement for the Group. VaR models with less than five backtesting exceptions are considered by regulators to be classified in a defined “green zone”. The “green zone” corresponds to backtesting results that do not themselves suggest a problem with the quality or accuracy of a bank’s model.
VaR governance
Like other models, our VaR model is subject to internal governance including validation by a team of modeling experts independent from the model developers. Validation includes identifying and testing the model’s assumptions and limitations, investigating its performance through historical and potential future stress events, and testing that the live implementation of the model behaves as intended. We employ a range of different control processes to help ensure that the models used for market risk remain appropriate over time. As part of these control processes, a dedicated Market Risk Quantitative Steering Committee meets regularly to review model performance and approve any new or amended models.
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
Credit and debit valuation adjustments
Credit valuation adjustments are modifications to the measurement of derivative assets used to reflect the credit risk of counterparties. Debit valuation adjustments are modifications to the measurement of derivative liabilities used to reflect an entity’s own credit risk. VaR excludes the impact of changes in both counterparty and our own credit spreads on derivative products.
Credit risk
Definition
Credit risk is the risk of financial loss arising as a result of a borrower or counterparty failing to meet its financial obligations or as a result of deterioration in the credit quality of the borrower or counterparty. In the event of a default, a bank generally incurs a loss equal to the amount owed by the debtor, less any recoveries from foreclosure, liquidation of collateral, the restructuring of the debtor company or other recovery proceeds from the debtor. A change in the credit quality of a counterparty has an impact on the valuation of assets measured at fair value, with valuation changes recorded in the consolidated statements of operations.
Sources of credit risk
Credit risk arises from the execution of our business strategy in the divisions and reflects exposures directly held in the form of lending products (including loans and credit guarantees) or derivatives, shorter-term exposures such as underwriting commitments, and settlement risk related to the exchange of cash or securities outside of typical delivery versus payment structures. For the divisions, the main sources of credit risk are presented in the table “Sources of credit risk by division”.
Evaluation and management of credit risk
We use a credit risk management framework which provides for the consistent evaluation, measurement, and management of credit risk across the Group. Assessment of credit risk exposures for internal risk estimates and risk-weighted assets are calculated based on PD, LGD and EAD models approved by our main regulators. The credit risk framework incorporates the following core elements:
■ counterparty and transaction assessments: application of internal credit ratings (PD), assignment of LGD and EAD values in relation to counterparties and transactions;
■ credit limits: establishment of credit limits, subject to approval by delegated authority holders, to serve as primary risk controls on exposures and to prevent undue risk concentrations;

Sources of credit risk by division
Division	Main sources of credit risk
Swiss Universal Bank	Lending against real estate and financial collateral as well as commercial lending and consumer finance
International Wealth Management	Lending against real assets (e.g., real estate, ships, aircraft) and financial collateral
Asia Pacific	Lending to corporate clients and lending to private clients against real estate and financial collateral
Global Markets	Corporate lending, derivatives and securities financing activities with institutional clients and counterparties, and asset finance
Investment Banking & Capital Markets	Loan underwriting commitments and corporate lending
Strategic Resolution Unit [1]	Legacy lending and derivatives exposures
Corporate Center	Money market exposures through balance sheet management
1
Beginning in 2019, the Strategic Resolution Unit has ceased to exist as a separate division of the Group. The residual portfolio remaining as of December 31, 2018 is now managed in an Asset Resolution Unit and will be separately disclosed within the Corporate Center.

■ risk mitigation: active management of risk mitigation provided in relation to credit exposures, including through the use of cash sales, participations, collateral or guarantees or hedging instruments; and
■ credit monitoring, impairments and provisions: processes to support the ongoing monitoring and management of credit exposures, supporting the early identification of deterioration and any subsequent impact.
Counterparty and transaction assessments
We evaluate and assess counterparties and clients to whom we have credit exposures, primarily using internal rating models that have been approved by our main regulators. We use these models to determine internal credit ratings which are intended to reflect the PD of each counterparty. For a majority of counterparties and clients, internal ratings are based on internally developed statistical models which are backtested against internal experience, validated by a function independent of model development, and approved by our main regulators for application in the regulatory capital calculation under the A-IRB approach of the Basel framework. Findings from backtesting serve as a key input for any future rating model developments.
Internal statistical rating models are based on a combination of quantitative factors (e.g., financial fundamentals and market data) and qualitative factors (e.g., credit history and economic trends).
For the remaining counterparties where statistical rating models are not used, internal credit ratings are assigned on the basis of a structured expert approach using a variety of inputs such as peer analyses, industry comparisons, external ratings and research as well as the judgment of expert credit officers.
In addition to counterparty ratings, credit risk management also assesses the risk profile of individual transactions and assigns transaction ratings which reflect specific contractual terms such as seniority, security and collateral.
Internal credit ratings may differ from external credit ratings, where available, and are subject to periodic review. Our internal ratings are mapped to a PD band associated with each rating which is calibrated to historical default experience using internal data and external data sources. Our internal masterscale for credit ratings is shown in the table “Credit Suisse counterparty ratings”.
LGD estimates the size of loss that may arise on a credit exposure in the event of a default. We assign LGD on credit exposures based on the structure of the transaction and credit mitigation such as collateral or guarantees. The LGD values are calibrated to reflect a downturn macroeconomic environment and include recovery costs.
EAD represents the expected amount of credit exposure in the event of a default and reflects the current drawn exposure and an expectation regarding the future evolution of the credit exposure. For loan exposures, a credit conversion factor is applied to project the additional drawn amount between current utilization and the approved facility amount. The credit exposure related to traded products such as derivatives is based on a simulation using statistical models.
We use internal rating methodologies consistently for the purposes of approval, establishment and monitoring of credit limits and credit portfolio management, credit policy, management reporting, risk-adjusted performance measurement, economic risk capital measurement and allocation and financial accounting.
Credit limits
Our credit exposures are managed at the counterparty and ultimate parent level in accordance with credit limits which apply in relation to current and potential future exposures. Credit limits to counterparties and groups of connected companies are subject to formal approval under delegated authority within the divisions where the credit exposures are generated, and where significant in terms of size or risk profile, are subject to further escalation to the Group chief credit officer or Group CRO.

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
In addition to counterparty and ultimate parent exposures, credit limits and tolerances are also applied at the portfolio level to monitor and manage risk concentrations such as to specific industries, countries or products. In addition, credit risk concentration is regularly supervised by credit and risk management committees.
Risk mitigation
We actively manage our credit exposure by taking financial and non-financial collateral supported by enforceable legal documentation, as well as by utilizing credit hedging techniques. Financial collateral in the form of cash, marketable securities (e.g., equities, bonds or funds) and guarantees serves to mitigate the inherent risk of credit loss and to improve recoveries in the event of a default. Financial collateral is subject to controls on eligibility and is supported by frequent market valuation depending on the asset class to ensure exposures remain adequately collateralized. Depending on the quality of the collateral, appropriate haircuts are applied for risk management purposes.
Non-financial collateral such as residential and commercial real estate, tangible assets (e.g., ships or aircraft), inventories and commodities are valued at the time of credit approval and periodically thereafter depending on the type of credit exposure and collateral coverage ratio.
In addition to collateral, we also utilize credit hedging in the form of protection provided by single-name and index credit default swaps as well as structured hedging and insurance products. Credit hedging is used to mitigate risks arising from the loan portfolio, loan underwriting exposures and counterparty credit risk. Hedging is intended to reduce the risk of loss from a specific counterparty default or broader downturn in markets that impact the overall credit risk portfolio. Credit hedging contracts are typically bilateral or centrally cleared derivative transactions and are subject to collateralized trading arrangements. We evaluate hedging risk mitigation to ensure that basis or tenor risk is appropriately identified and managed.
In addition to collateral and hedging strategies, we also actively manage our loan portfolio and may sell or sub-participate positions in the loan portfolio as a further form of risk mitigation.
Credit monitoring, impairments and provisions
A rigorous credit quality monitoring process provides an early identification of possible changes in the creditworthiness of clients and includes regular asset and collateral quality reviews, business and financial statement analysis, and relevant economic and industry studies. Regularly updated watch lists and review meetings are used for the identification of counterparties that could be subject to adverse changes in creditworthiness.
In the event of a default, credit exposures are transferred to recovery management functions within credit risk management and are subject to formal reporting to the quarterly recovery review committee. Changes in the exposure profile and expectations for recovery form the basis to determine the allowance for credit losses which are discussed with the Group chief credit officer. Any decision to make full or partial write-offs require the approval of the Group chief credit officer.
The review of the credit quality of clients and counterparties does not depend on the accounting treatment of the asset or commitment. Our credit portfolio & provisions review committee regularly reviews the appropriateness of allowances for credit losses.

Changes in the credit quality of loans held at fair value are reflected in valuation changes recorded directly in revenues, and therefore are not part of the impaired loans balance which only includes loans valued on an amortized cost basis. Impaired transactions are further classified as potential problem exposure, non-performing exposure, non-interest-earning exposure or restructured exposure, and the exposures are generally managed within credit recovery units.
We maintain specific valuation allowances on loans valued at amortized cost, which we consider a reasonable estimate of losses identified in the existing credit portfolio. We provide for loan losses based on a regular and detailed analysis of all counterparties, taking collateral value into consideration, where applicable. If uncertainty exists as to the repayment of either principal or interest, a specific valuation allowance is either created or adjusted accordingly. The specific allowance for loan losses is revalued by Group credit risk management at least annually or more frequently depending on the risk profile of the borrower or credit-relevant events.
An inherent loss allowance is estimated for all loans not specifically identified as impaired and that, on a portfolio basis, are considered to contain inherent losses. The method for determining the inherent loss in the lending portfolios of Global Markets and Investment Banking & Capital Markets is based on a market-implied model using long-term industry-wide historical default and recovery data taking into account the credit rating and industry of each counterparty. A separate component of the calculation reflects the current market conditions in the allowance for loan losses. Depending on the nature of the exposures, this method may also be applied for the lending portfolios in Swiss Universal Bank, International Wealth Management, Asia Pacific and the Strategic Resolution Unit. For all other exposures, inherent losses in the lending portfolios of these divisions are determined based on current internal risk ratings, collateral and exposure structure, applying historical default and loss experience in the ratings and loss parameters. Qualitative adjustments to reflect current market conditions or any other factors not captured by the model are approved by management and reflected in the allowance for loan losses. A provision for inherent losses on off-balance sheet lending-related exposure, such as contingent liabilities and irrevocable commitments, is also determined, using a methodology similar to that used for the loan portfolio.
Credit risk governance
Credit risk is managed and controlled by Group credit risk management, an independent function within the risk management area and governed by a comprehensive framework of policies and procedures. Key processes are reviewed through supervisory checks on a regular basis by credit risk management, including the Group chief credit officer.
The Group chief credit officer has established an executive governance and change committee to support overall management and oversight of the credit risk management function. The committee is comprised of senior personnel of key functions within credit risk management and divisional chief credit officers. The governance framework is based on a committee structure covering key areas of the credit risk framework including the credit risk appetite committee, credit risk policy committee, credit risk controls committee and various project and change related governance committees. The governance framework ensures appropriate oversight of the global credit risk management function and the maintenance of required global standards for the management of the Group’s credit exposure.
Credit risk review
Governance and supervisory checks within credit risk management are supplemented by the credit risk review function. The credit risk review function is independent from credit risk management with a direct functional reporting line to the Risk Committee Chair, administratively reporting to the Group CRO. Credit risk review’s primary responsibility is to provide timely and independent assessments of the Group’s credit exposures and credit risk management processes and practices. Any findings and agreed actions are reported to senior management and, as necessary, to the Risk Committee.
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
Under the Group model governance policies, all models are risk-tiered according to an internal scoring method that combines complexity and materiality to assign models into one of four risk tiers. These rating tiers are used to prioritize models and allocate resources for initial validations, annual reviews and ongoing monitoring.
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
Operational and compliance risk
The Group is required to have an adequate and effective risk and control framework in place to manage operational and compliance risks. Building on established, independent operational and compliance risk frameworks, the ERCF further integrates these frameworks and harmonizes the related processes in the Group recognizing the commonality and prevalence of operational and compliance risk in the non-financial risk domain. The ERCF establishes a consistent, unified approach to non-financial risk and control identification and assessment and sets common minimum standards across the Group for each key component with regard to processes and the policy framework.
Operational risk
Operational risk is the risk of financial loss arising from inadequate or failed internal processes, people or systems, or from external events. Operational risk does not include strategic and reputational risks. However, some operational risks can lead to reputational issues and as such operational and reputational risks may be closely linked.
Operational risk is inherent in most aspects of our business, including the systems and processes that support our activities. It comprises a large number of disparate risks that can manifest in a variety of ways. Examples of operational risk include the risk of damage to physical assets, business disruption, failures relating to third-party processes, data integrity and trade processing, cyber attacks and fraudulent or unauthorized transactions. Operational risk can arise from human error, inappropriate conduct, failures in systems, processes and controls, deliberate attack or natural and man-made disasters.
In addition to managing and mitigating operational risks under the ERCF through business- and risk-related processes and organization as described below under “The enterprise risk and control framework”, we also transfer the risk of potential loss from certain operational risks to third-party insurance companies in certain instances.
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
The enterprise risk and control framework
To effectively manage operational and compliance risks, the Group-wide ERCF was introduced in 2016 focusing on the early identification, recording, assessment, monitoring, prevention and mitigation of these risks, as well as timely and meaningful management reporting. Over the past three years, we have further improved the integration of previously separate operational risk processes, providing a more coherent and systematic approach to managing all aspects of the operational risk landscape. Under the ERCF, we integrated the operational risk framework and all of its components with the compliance risk components to further harmonize our approach to non-financial risk. The assessment processes for operational and compliance risks are closely coordinated, resulting in an enhanced risk and control self-assessment (RCSA) that covers both risk types in a more consistent manner. Also, standardized Group-wide role descriptions define the responsibilities for identifying, assessing, reporting and managing risks across the organization. In 2018, continued progress was made in rolling out a systematic key control activities framework as part of the ERCF. This framework applies consistent standards and approaches to the identification, documentation and assessment of key controls across the Group.
The ERCF provides a structured approach to managing operational and compliance risks. It seeks to apply consistent standards and techniques for evaluating risks across the Group while providing individual businesses with sufficient flexibility to tailor specific components to their own needs, as long as they meet Group-wide minimum standards. The main components of the ERCF are described below:
Governance and policies are fundamental to the ERCF. Effective governance processes establish clear roles and responsibilities for managing operational and compliance risk and define appropriate escalation processes for outcomes that are outside expected levels. We utilize a comprehensive set of policies and procedures that set out how employees are expected to conduct their activities.
■ Each business area takes responsibility for its operational and compliance risks and the provision of adequate resources and procedures for the management of those risks. Businesses are supported by designated second line of defense operational risk and compliance teams that are responsible for independent risk oversight, methodologies, tools and reporting within their areas as well as working with management on any operational and compliance risk issues that arise. Businesses and relevant control functions meet regularly to discuss operational and compliance risk issues and identify required actions to mitigate risks.
■ The operational risk management and compliance functions are jointly responsible for setting minimum standards with policies and procedures for operational and compliance risks. This includes ensuring the cohesiveness of policies, tools and practices throughout the Group particularly with regard to the identification, evaluation, mitigation, monitoring and reporting of these risks.
■ Operational and compliance risk exposures, metrics, issues and remediation efforts are discussed at quarterly CARMC meetings of the internal control system cycle and at divisional operational risk and compliance management committee meetings, which have senior representatives from all relevant functions.
ERCF risk appetite determines our approach to risk-taking and articulates the motivations for taking, accepting or avoiding certain types of risks or exposures. Senior management expresses their operational and compliance risk appetite in terms of quantitative tolerance levels that apply to operational risk incidents (which may also arise due to compliance issues) and qualitative statements covering outcomes that should be avoided. Senior management also defines market area and client risk appetites. In 2018, we further enhanced our conduct risk appetite. The risk appetites are defined with the relevant risk management committees in agreement with the operational risk management and compliance functions.
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
Incidents describes the process in which we systematically collect, analyze and report data on operational and compliance risk incidents to ensure that we understand the reasons why they occurred and how controls can be improved to reduce the risk of future incidents. We focus both on incidents that result in economic losses and on events that provide information on potential control gaps, even if no losses occurred. We also collect and utilize available data on incidents at relevant peer firms to identify potential risks that may be relevant in the future, even if they have not impacted the Group. Incident data is also a key input for our operational risk capital models and other analytics.
Enterprise risk and control assessment consolidates the assessment, review and challenge activities for operational, compliance and legal risks across all divisions and functions into a single framework and consists of the elements RCSA, compliance risk assessment and any associated legal risk assessment:
■ Risk and control self-assessments are comprehensive, bottom-up assessments of the key operational and compliance risks in each business and control function. The process of preparing RCSAs comprises a self-assessment of the relevant business line or functional risk profile based on the Group-wide ERCF risk taxonomy classifying risks under a standardized approach. It covers an assessment of the inherent risks of each business and control function, provides an evaluation of the effectiveness of the controls in place to mitigate these risks, determines the residual risk ratings and requires a decision to either accept or remediate any residual risks. In the case of remediation, mitigating actions are defined and approved by management. While these are self-assessments, they are subject to independent review and challenge by relevant risk management functions to ensure that they have been conducted appropriately. RCSAs utilize other components of the ERCF, such as ERCF metrics and incidents, and they generate outputs that are used to manage and monitor risks.
■ Compliance risk assessment is the Group’s formal, proactive dynamic process which provides the framework for the independent second line compliance function to formally assess the overall compliance and regulatory risks associated with a particular business unit or business activity. The results are used to identify potential or actual areas of risk in the business which also assists compliance management in planning the compliance objectives to mitigate risks identified. This risk assessment consists of an analysis of the inherent risk and control effectiveness aligned to the compliance risk categories and is performed at the level of a risk unit. Quantitative metrics are leveraged wherever possible, supplementing the qualitative assessments. Upon completion of the assessment, overall risk unit ratings are established through a compliance divisional and Group-wide review and mitigating actions are identified as appropriate. The results of the compliance risk assessment are presented to the Board and the Group’s Audit Committee.
■ Legal risk assessment is a sub-assessment of the Group’s RCSA with the objective to conduct an enhanced assessment of legal risks across the Group. The legal risk assessment is based on the principles defined for the RCSA program. The General Counsel function reviews the results of the legal risk assessments performed by business units across the Group. The legal risk assessment complements the RCSA process in providing an independent review and challenge process by the second line of defense.
Top ERCF risks are identified at the Group, divisional and corporate function levels and represent the most significant risks requiring senior management attention. They are generated through a combination of top-down assessment by senior management and a bottom-up process collating the main themes arising from the RCSA and compliance risk assessment processes. Where appropriate, remediation plans are put in place with ownership by senior management.
Issues and action management encompasses a structured approach to responding to operational and compliance risk incidents and breaches of ERCF quantitative and qualitative risk appetite or metrics, as well as continuous monitoring of remediation actions against identified control issues. It is applicable to business divisions and corporate functions globally. Further, the compliance and regulatory responses function consolidates and monitors Group-wide issues and actions including audit, regulatory, self-identified and second line identified issues and actions. The operational risk incident management component includes a defined process for identifying, categorizing, investigating, escalating and remediating incidents. These reviews seek to assess the causes of control weaknesses, establish appropriate remediation actions and ascertain whether events have implications for other businesses or could have a potential impact in the future. They can result in recommendations to impose restrictions on businesses while operational risk management processes and controls are improved. The breach component provides a methodology for evaluating breaches of quantitative and qualitative ERCF risk appetite statements. Its goal is to provide senior management with the information needed to make decisions on how to best remediate issues that fall outside agreed risk appetite levels.
Where appropriate, major strategic change programs may also undergo independent ERCF change assessments by the operational risk function, leveraging the ERCF assessment framework to determine the potential impact of the change activity on the overall operational risk profile of the impacted area both during and after implementation.
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
Operational risk regulatory capital measurement
We have used an internal model to calculate the regulatory capital requirement for operational risk under the AMA approach since 2008. This model was replaced with an enhanced AMA internal model in 2014, which has been approved by FINMA.
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
In 2018, we updated the treatment of historic losses relating to divested businesses in the model, particularly those relating to the private banking business in the US that we exited. In addition, we increased the coverage provided by our operational risk insurance policy. These changes resulted in a decrease of our operational risk capital requirements.
Conduct risk
The Group considers conduct risk to be the risk that improper behavior or judgment by our employees may result in a negative financial, non-financial or reputational impact to our clients, employees or the Group, or negatively impact the integrity of the financial markets. Conduct risk may arise from a wide variety of activities and types of behaviors. A Group-wide definition of conduct risk supports the efforts of our employees to have a common understanding of and consistently manage, minimize and mitigate our conduct risk. Further, it promotes standards of responsible conduct and ethics in our employees. Managing conduct risk includes consideration of the risks generated by each business and the strength of the associated mitigating controls. Conduct risk is also assessed by reviewing and learning from past incidents within the Group and at other firms in the financial services sector. Compliance oversees conduct risk for the Group.
The ongoing focus and investment in a strong risk culture is fundamental to the management of conduct risk. The Group’s Code of Conduct provides a clear statement on our conduct expectations and ethical values, supported by our conduct and ethics standards.
> Refer to “Risk culture” in Risk management oversight and to “Corporate governance framework” in IV – Corporate Governance – Overview for further information on our Code of Conduct.
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
Technology risks are managed through our technology risk management program, business continuity management plan and business contingency and resiliency plans. Technology risks are included as part of our overall enterprise risk and control assessment based upon a forward-looking approach focusing on the most significant risks in terms of potential impact and likelihood.
Cyber risk
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
We recognize that cyber risk represents a rapidly evolving external risk landscape. The financial industry continues to face cyber threats from a variety of actors who are driven by monetary, political and other motivations. We actively monitor external incidents and threats and assess and respond accordingly to any potential vulnerabilities that this may reveal. We are also an active participant in industry forums and information exchange initiatives and engage in regulatory consultation on this subject.
We have an enterprise-wide cybersecurity strategy to provide strategic guidance as part of our efforts to achieve an optimized end-to-end security and risk competence that enables a secure and innovative business environment, aligned with the Group’s risk appetite. Our technology security team leverages a wide array of leading technology solutions and industry best practices to support our ability to maintain a secure perimeter and detect and respond to threats in real time.
We regularly assess the effectiveness of our key controls and we conduct ongoing employee training and awareness activities, including for key management personnel, in order to embed a strong cyber risk culture. As part of the ERCF, the Executive Board as well as divisional and legal entity risk management committees are given updates on the broader technology risk exposure.
Senior management, including the Board and its Risk Committee, are actively engaged and regularly informed on the extent of the threats and mitigations in place to manage cyber incidents. Related business continuity and response plans are rehearsed regularly at all levels, up to and including the Executive Board. Notable incidents are escalated to the Risk Committee together with lessons learned and mitigation plans.
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
> Refer to “credit-suisse.com/responsibility” for our Corporate Responsibility Report.
Fiduciary risk
Fiduciary risk is the risk of financial loss arising when the Group or its employees, acting in a fiduciary capacity as trustee, investment manager or as mandated by law, do not act in the best interest of the client in connection with the advice and management of our client’s assets including from a product-related market, credit, liquidity, counterparty and operational risk perspective.
Assessing investment performance and reviewing forward-looking investment risks in our discretionary client portfolios and investment funds is central to our oversight program. Areas of focus include:
■ Measuring investment performance of discretionary client portfolios and investment funds and comparing the returns against benchmarks to understand sources and drivers of the returns.
■ Assessing risk measures such as exposure, sensitivities, stress scenarios, expected volatility and liquidity across our portfolios to ensure that we are managing the assets in line with the clients’ expectations and risk tolerance.
■ Treating clients with a prudent standard of care, which includes information disclosure, subscriptions and redemptions processes, trade execution and requiring the highest ethical conduct.
■ Ensuring discretionary portfolio managers’ investment approach is in line with client expectations and in accordance with prospectus and guidelines.
■ Monitoring client investment guidelines or investment fund limits. In certain cases, internal limits or guidelines are also established and monitored.
Sound governance is essential for all discretionary management activities including trade execution and the investment process. Our program targets daily, monthly or quarterly monitoring of all portfolio management activities with independent analysis provided to senior management. Formal review meetings are in place to ensure that investment performance and risks are in line with expectations and adequately supervised.
Strategic risk
Strategic risk is the risk of financial loss or reputational damage arising from inappropriate strategic decisions, ineffective implementation of business strategies or an inability to adapt business strategies in response to changes in the business environment. Strategic risk may arise from a variety of sources, including:
■ an inadequate or inaccurate understanding of our existing capabilities and competitive positioning;
■ an inadequate or inaccurate analysis of current and prospective operating conditions in our markets, including the macroeconomic environment, client and competitor behaviors and actions, regulatory developments and technological impacts;
■ inappropriate strategic decisions, such as those pertaining to which activities we will undertake, which markets and client segments we will serve, which organizational structure we will adopt and how we will position ourselves relative to competitors;
■ ineffective implementation and execution of chosen business strategies and related organizational changes;
■ the inability to properly identify and analyze key changes in our operating environment, and to adapt strategies accordingly; and
■ the inability to properly monitor progress against strategic objectives.
A wide variety of financial, risk, client and market analyses are used to monitor the effectiveness of our strategies and the performance of our businesses against their strategic objectives. These include an analysis of current and expected operating conditions, an analysis of current and target market positioning, and detailed scenario planning.
Strategic plans are developed by each division annually and aggregated into a Group plan, which is reviewed by the Group CRO, CFO and CEO before presentation to the full Executive Board. Following approval by the Executive Board, the Group plan is submitted for review and approval to the Board. In addition, there is an annual strategic review at which the Board evaluates the Group’s performance against strategic objectives and sets the overall strategic direction for the Group. From time to time, the Board and the Executive Board conduct more fundamental in-depth reviews of the Group’s strategy.
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
Climate-related risks
Following the publication of recommendations from the FSB’s Task Force on Climate-related Financial Disclosures (TCFD) in June 2017, climate risk is emerging as an important area of focus for the economy. The final TCFD report establishes a high-level framework for considering climate-related risks and opportunities in a firm’s strategy and is applicable to listed corporations across all sectors globally.
In response to the TCFD recommendations, we have established a climate change program with the overall goal of addressing recommendations related to external disclosures of climate-linked risks and opportunities. The program team has worked to formalize climate-related governance and definitions in our key policies and to define the principles for climate risk strategy and management. The TCFD presented its recommendations in the four categories of governance, strategy, risk management and metrics and targets. We are in the process of assessing and implementing certain measures to address these recommendations, as summarized below.
Governance
We have updated the Risk Committee charter to include specific responsibility for climate risk management. The market & credit risk cycle of CARMC is now mandated to ensure that the capabilities for the management of relevant long-term risk trends, including climate change, are put in place. The RRSC has assumed responsibility for overall climate change strategy and policy. We have also updated key policies, including the reputational risk policy and the sustainability management policy, to incorporate important elements of climate risk management.
Strategy
We have identified several key risks and opportunities, originating from either the physical or the transition effects of climate change. Physical risks can arise from climate and weather-related events (e.g., heatwaves, droughts, floods, storms and sea-level rise) and can potentially result in material financial losses, impairing asset values and the creditworthiness of borrowers. Transition risks can arise from the process of adjustment towards a low-carbon economy through changes in climate policy, technological developments and disruptive business models, and shifting investor and consumer sentiment. Physical and transition climate risks can affect us as an organization either directly, through our physical assets, costs and operations, or indirectly, through our financial relationships with our clients. We ultimately aim to leverage existing risk management processes and capabilities for the management of climate risk exposures, potentially including financial planning and strategy setting, by mapping the underlying climate risks to our existing risk types.
In line with the TCFD recommendations, we have developed a 2°C and a 4°C scenario as part of our plan to assess the resilience of our strategy towards climate change. We are pursuing a range of pilot studies to investigate the impact of these scenarios on our business.
We are engaged in a range of activities which may support the transition to a lower carbon and more climate-resilient economy. Our green finance solutions are designed to achieve a positive impact on the environment while also creating financial value for our clients, drawing upon the expertise of various specialist departments across our divisions.
In 2018, Credit Suisse supported clients in raising over USD 6 billion of green bonds globally. Since 2013 we have supported the issuance of USD 15 billion of green bonds for our clients. We are also active in the sustainability lending market and during 2018 we participated in a total of over USD 14 billion worth of sustainability-linked loans from a range of European borrowers. Credit Suisse actively supports clean and renewable energy businesses and, until the end of 2018, had been involved in over 110 transactions in this field with a value of more than USD 94 billion since 2010. We offer a number of funds focused on sustainability, green bond investments and sustainable real estate as well as products and services in conservation finance, for example our CS Real Estate Green Property Fund and CS Green Bond Fund. We also participate in sustainable finance through our Impact Advisory and Finance department.
Risk management
Historically we have considered climate change-related impacts mainly in connection with our management of reputational and operational risks. Risk management of climate change exposure from our financial relationships presents a challenge owing to the long-term nature of the climate impacts versus the relatively shorter-term nature of banking portfolios. The climate risk identification process relies on our existing risk identification and assessment process, but also leverages a newly established climate risk and opportunities inventory. Climate risk is now embedded in our firm-wide risk taxonomy, and we expect to continue to develop the climate inventory as industry best practice and consensus on climate risks and opportunities evolve.
Metrics and targets
We measure our balance sheet assets and credit risk-weighted assets across the following fossil fuel industry sectors: oil and gas, power generation and coal mining. In addition, we are developing a set of internal metrics to assess our climate risk-related financial exposures, and we are managing and disclosing greenhouse gas emissions from our own operations on the basis of an ISO 14001-certified environmental management system.
> Refer to “credit-suisse.com/responsibility” for our Corporate Responsibility Report.

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
> Refer to “Economic risk capital” in Risk coverage and management for further information on the 2018 economic risk capital methodology changes.
The net impact of the methodology changes and updates implemented in the first quarter of 2018, including the revised economic risk capital methodology implemented with effect from January 1, 2018, on economic risk capital for the Group as of December 31, 2017 was a decrease of CHF 1.5 billion, or 4.4%.
The net impact of the methodology changes and updates implemented in the fourth quarter of 2018 on economic risk capital for the Group as of December 31, 2017 was a decrease of CHF 2.5 billion, or 7.6%.
The combined net impact of all methodology changes and updates implemented in the first and fourth quarter of 2018 on economic risk capital for the Group as of the end of December 31, 2017 was a decrease of CHF 4.0 billion, or 12.0%, to CHF 29.1 billion. Prior periods have been restated.
Available economic capital trends
As of December 31, 2018, our available economic capital for the Group was CHF 49.2 billion, a decrease of CHF 1.1 billion from December 31, 2017. BIS look-through CET1 capital increased CHF 1.0 billion, mainly reflecting net income attributable to shareholders, partially offset by the cash component of a dividend accrual and a negative foreign exchange impact. Economic adjustments decreased CHF 2.1 billion, mainly driven by the redemption of CHF 5.9 billion of high-trigger tier 1 capital instruments, partially offset by new issuances.
Economic risk capital and coverage ratio
end of	2018	2017	% change
Available economic capital (CHF million, except where indicated)
BIS look-through CET1 capital (Basel III)	35,824	34,824	3
Economic adjustments [1]	13,355	15,460	(14)
Available economic capital	49,179	50,284	(2)
Position risk
Credit risk	2,155	2,735	(21)
Non-traded credit spread risk	3,463	2,631	32
Securitized products	1,706	945	81
Traded risk	1,574	1,121	40
Emerging markets country event risk	697	450	55
Equity investments	417	358	16
Diversification benefit [2]	(1,195)	(897)	33
Position risk (99% confidence level for risk management purposes)	8,817	7,343	20
Economic risk capital
Position risk (99.97% confidence level for capital management purposes)	19,471	18,481	5
Operational risk	6,702	6,936	(3)
Other risks [3]	3,248	3,692	(12)
Economic risk capital	29,421	29,109	1
Economic risk capital coverage ratio (%) [4]	167	173	–
1
Includes primarily high- and low-trigger capital instruments, adjustments to unrealized gains on owned real estate, reduced recognition of deferred tax assets and adjustments to treatment of pension assets and obligations. Economic adjustments are made to BIS look-through CET1 capital to enable comparison between economic risk capital and available economic capital under the Basel III framework.

2 Reflects the net difference between the sum of the position risk categories and the position risk on the total portfolio.
3
Includes owned real estate risk, expense risk, pension risk, foreign exchange risk between available economic capital and economic risk capital, interest rate risk on treasury positions, diversification benefits and the impact from deferred share-based compensation awards.

4 Ratio of available economic capital to economic risk capital.

Economic risk capital by division
	End of period			Average
	2018	2017	% change	2018	2017	% change
CHF million
Swiss Universal Bank	5,562	5,694	(2)	5,634	5,603	1
International Wealth Management	3,128	3,288	(5)	3,206	3,084	4
Asia Pacific	4,499	3,820	18	3,965	3,836	3
Global Markets	7,819	6,764	16	7,491	6,729	11
Investment Banking & Capital Markets	3,815	3,148	21	3,384	2,790	21
Strategic Resolution Unit	3,006	4,669	(36)	3,837	6,053	(37)
Corporate Center [1]	1,592	1,726	(8)	1,718	1,655	4
Economic risk capital	29,421	29,109	1	29,235	29,750	(2)
1 Includes primarily operational risk and expense risk.
Economic risk capital trends
Compared to December 31, 2017, our economic risk capital increased 1% to CHF 29.4 billion as of December 31, 2018, mainly due to a 5% increase in position risk, partially offset by a 12% decrease in other risks and a 3% decrease in operational risk. The increase in position risk was primarily driven by higher non-traded credit spread risk due to a reduced benefit from hedges in Investment Banking & Capital Markets and new loan commitments in the US in Global Markets, higher securitized products risk, primarily reflecting a reduced benefit from hedges in Global Markets, and higher traded risk, primarily reflecting increased higher order risks in equity derivatives in the US in Global Markets. These increases were partially offset by lower credit risk, mainly due to decreased trading book exposures in the US in Global Markets, reduced counterparty exposures in Europe in the Strategic Resolution Unit and a LGD parameter update, which primarily impacted Global Markets, Investment Banking & Capital Markets and the Strategic Resolution Unit. The decrease in other risks was mainly due to lower pension risk related to the Swiss pension plan in International Wealth Management and Swiss Universal Bank, driven by a reduction in equity investments as part of portfolio rebalancing as well as a recalibration of real estate parameters. The decrease in operational risk was mainly due to increased coverage provided by our operational risk insurance policy.
Market risk review
Trading book
Development of trading book risks
The tables entitled “One-day, 98% risk management VaR” and “Average one-day, 98% risk management VaR by division” show our trading-related market risk exposure, as measured by one-day, 98% risk management VaR in Swiss francs and US dollars. As we measure trading book VaR for internal risk management purposes using the US dollar as the base currency, the VaR figures were translated into Swiss francs using daily foreign exchange translation rates. VaR estimates are computed separately for each risk type and for the whole portfolio using the historical simulation methodology. The different risk types are grouped into five categories including interest rate, credit spread, foreign exchange, commodity and equity.
We regularly review our VaR model to ensure that it remains appropriate given evolving market conditions and the composition of our trading portfolio. In 2018, there were no material changes to our VaR methodology.
Average one-day, 98% risk management VaR by division
in	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Strategic Resolution Unit	Diversi- fication benefit	[1]	Credit Suisse
CHF million
2018	0	2	15	22	3	(13)		29
2017	0	4	13	21	6	(18)		26
2016	3	2	16	26	13	(27)		33
USD million
2018	0	2	15	23	4	(15)		29
2017	0	4	13	21	6	(18)		26
2016	3	2	17	27	14	(29)		34
Excludes risks associated with counterparty and own credit exposures. Investment Banking & Capital Markets has only banking book positions.
1 Difference between the sum of the standalone VaR for each division and the VaR for the Group.

One-day, 98% risk management VaR
in / end of	Interest rate	Credit spread	Foreign exchange	Commodity	Equity	Diversi- fication benefit		Total
CHF million
2018
Average	17	20	4	1	11	(24)		29
Minimum	11	17	3	1	8	–	[1]	22
Maximum	26	23	14	2	24	–	[1]	36
End of period	16	19	3	1	14	(23)		30
2017
Average	16	19	6	2	10	(27)		26
Minimum	11	16	4	1	8	–	[1]	21
Maximum	23	23	12	6	13	–	[1]	31
End of period	15	19	5	1	10	(22)		28
2016
Average	14	28	8	2	16	(35)		33
Minimum	9	20	4	1	10	–	[1]	24
Maximum	20	44	18	3	38	–	[1]	65
End of period	15	21	7	1	13	(28)		29
USD million
2018
Average	18	20	5	1	12	(27)		29
Minimum	11	17	3	1	9	–	[1]	22
Maximum	26	24	14	3	24	–	[1]	36
End of period	16	19	3	1	14	(23)		30
2017
Average	16	19	6	2	10	(27)		26
Minimum	11	17	4	1	8	–	[1]	22
Maximum	23	23	12	7	13	–	[1]	33
End of period	15	19	5	1	10	(21)		29
2016
Average	14	28	9	2	17	(36)		34
Minimum	9	21	3	1	10	–	[1]	23
Maximum	20	44	18	3	38	–	[1]	65
End of period	15	21	6	1	13	(28)		28
Excludes risks associated with counterparty and own credit exposures.
1 As the maximum and minimum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit.
We measure VaR in US dollars, as the majority of our trading activities are conducted in US dollars.
Period-end risk management VaR of USD 30 million as of December 31, 2018 remained largely stable compared to USD 29 million as of December 31, 2017. Average risk management VaR of USD 29 million in 2018 increased USD 3 million compared to 2017, mainly due to increased interest rate risk exposures and increased credit positions in Global Markets.
The chart entitled “Daily risk management VaR” shows the aggregated market risk in our trading book on a consolidated basis.

The histogram entitled “Actual daily trading revenues” compares the actual daily trading revenues for 2018 with those for 2017 and 2016. The dispersion of trading revenues indicates the day-to-day volatility in our trading activities. In 2018, we had nine trading loss days compared to two trading loss days in 2017, each with a trading loss not exceeding CHF 25 million.
For capital purposes and in line with BIS requirements, FINMA increases the capital multiplier for every regulatory VaR backtesting exception above four in the prior rolling 12-month period, resulting in an incremental market risk capital requirement for the Group. For 2018 we had one backtesting exception in our regulatory VaR model, compared to no backtesting exceptions in 2017 and two backtesting exceptions in 2016, remaining in the regulatory “green zone” for all three periods.
> Refer to “Risk-weighted assets” in Capital management for further information on the use of our regulatory VaR model in the calculation of trading book market risk capital requirements.
Banking book
Development of banking book interest rate risks
Interest rate risk on banking book positions is measured by estimating the impact resulting from a one basis point parallel increase in yield curves on the present value of interest rate-sensitive banking book positions. In the course of 2018, we updated our internal methodology for measuring interest rate risk on banking book positions in anticipation of new FINMA rules, which became effective on January 1, 2019. For regulatory purposes, we now exclude from the Group’s exposure calculation non-interest-bearing assets and liabilities comprising the sum of shareholders’ equity less deferred tax assets, goodwill and premises and equipment. We have also updated the client margin measurement on our Swiss private banking lending portfolio. The Group’s strategy for managing interest rate risk on banking book positions has not been affected. The prior-period balance has been restated to reflect these methodology updates. As of December 31, 2018, the interest rate sensitivity of a one basis point parallel increase in yield curves was negative CHF 1.5 million, compared to positive CHF 0.2 million as of December 31, 2017. The change was mainly driven by the issuance of new high-trigger tier 1 capital notes and the related interest rate hedges as well as the aging effect arising from the overall portfolio of outstanding capital instruments.
One basis point parallel increase in yield curves by currency – banking book positions
end of	CHF	USD	EUR	GBP	Other	Total
2018 (CHF million)
Impact on present value	0.0	(1.6)	0.1	(0.1)	0.1	(1.5)
2017 (CHF million)
Impact on present value	0.4	(0.4)	(0.1)	0.0	0.3	0.2
Interest rate risk on banking book positions is also assessed using other measures, including the potential value change resulting from a significant change in yield curves. The table “Interest rate scenario results – banking book positions” shows the impact of immediate 100 basis point and 200 basis point moves in the yield curves.
As of December 31, 2018, the most adverse impact of a 200 basis point upward or downward move in yield curves on the present value of banking book positions was a loss of CHF 183 million, compared to a gain of CHF 3 million as of December 31, 2017. The monthly analysis of the potential impact resulting from a significant change in yield curves indicated that as of the end of 2018 and 2017, the most adverse impact of a 200 basis point upward or downward move in yield curves on the present value of interest rate-sensitive banking book positions in relation to total eligible regulatory capital was significantly below the 20% threshold used by regulators to identify banks that potentially run excessive levels of interest rate risk in the banking book. In 2018, we also commenced our internal monitoring of the Group’s exposure calculation in anticipation of the new FINMA rules for measuring interest rate risk on banking book positions.

Interest rate scenario results – banking book positions
end of	CHF	USD	EUR	GBP	Other	Total
2018 (CHF million)
Increase (+)/decrease (–) in interest rates
+200 bp	17	(266)	61	(8)	13	(183)
+100 bp	6	(145)	20	(5)	7	(117)
–100 bp	0	169	0	7	(9)	167
–200 bp	6	362	20	15	(18)	385
2017 (CHF million)
Increase (+)/decrease (–) in interest rates
+200 bp	77	(38)	2	1	49	91
+100 bp	42	(30)	(2)	(1)	25	34
–100 bp	(48)	50	9	4	(26)	(11)
–200 bp	(101)	119	25	12	(52)	3
Development of banking book equity risks
Our equity portfolios of the banking book include positions in private equity, hedge funds, strategic investments and other instruments. These positions may not be strongly correlated with general equity markets. Equity risk on banking book positions is measured using sensitivity analysis that estimates the potential change in value resulting from a 10% decline in the equity markets of developed nations and a 20% decline in the equity markets of emerging market nations. The estimated impact of this scenario would have been a decrease of CHF 312 million in the value of the banking book portfolio as of December 31, 2018, compared to a decrease of CHF 391 million as of December 31, 2017.
Development of banking book commodity risks
Our commodity portfolios of the banking book include mainly precious metals, primarily gold. Commodity risk on banking book positions is measured using sensitivity analysis that estimates the potential change in value resulting from a 20% weakening in commodity prices. The estimated impact of this scenario on the value of the banking book portfolio would have been a decrease of CHF 0.1 million as of December 31, 2018 and 2017.
Credit and debit valuation adjustments
VaR excludes the impact of changes in both counterparty and our own credit spreads on derivative products. As of December 31, 2018, the estimated sensitivity implies that a one basis point increase in credit spreads, both counterparty and our own, would have resulted in a CHF 0.8 million gain on the overall derivatives position in the investment banking businesses. In addition, a one basis point increase in our own credit spread on our fair valued structured notes portfolio (including the impact of hedges) would have resulted in a CHF 25.3 million gain as of December 31, 2018.

Credit risk review
Credit risk overview
All transactions that are exposed to potential losses arising as a result of a borrower or counterparty failing to meet its financial obligations or as a result of deterioration in the credit quality of the borrower or counterparty are subject to credit risk exposure measurement and management.
> Refer to “Impaired loans” in VI – Consolidated financial statements – Credit Suisse Group – Note 19 – Loans, allowance for loan losses and credit quality for information on credit quality and aging analysis of loans.
For regulatory capital purposes, credit risk comprises several regulatory categories where credit risk measurement and related regulatory capital requirements are subject to different measurement approaches under the Basel framework. Details on regulatory credit risk categories, credit quality indicators and credit risk concentration are available in our disclosures required under Pillar 3 of the Basel framework related to risk, which will be available on our website.
> Refer to “credit-suisse.com/regulatorydisclosures” for further information.
Loans and irrevocable loan commitments
The following table provides an overview of loans and irrevocable loan commitments by division in accordance with accounting principles generally accepted in the US and are not comparable with the regulatory credit risk exposures presented in our disclosures required under Pillar 3 of the Basel framework.
Loans and irrevocable loan commitments
end of	2018	2017	% change
CHF million
Gross loans	288,596	280,137	3
Irrevocable loan commitments	116,074	106,401	9
Total loans and irrevocable loan commitments	404,670	386,538	5
of which Swiss Universal Bank	178,595	174,386	2
of which International Wealth Management	56,013	54,378	3
of which Asia Pacific	48,087	47,145	2
of which Global Markets	73,940	61,649	20
of which Investment Banking & Capital Markets	46,001	43,692	5
of which Strategic Resolution Unit	1,591	4,623	(66)
Loans held-for-sale and traded loans
As of December 31, 2018 and 2017, loans held-for-sale included CHF 29 million and CHF 61 million, respectively, of seasoned US subprime residential mortgages from consolidated variable interest entities (VIE). Traded loans included US subprime residential mortgages of CHF 761 million and CHF 1,067 million as of December 31, 2018 and 2017, respectively.
Loans
The table “Loans” provides an overview of our loans by loan classes, impaired loans, the related allowance for loan losses and selected loan metrics by business division. The carrying values of loans and related allowance for loan losses are presented in accordance with generally accepted accounting standards in the US and are not comparable with the regulatory credit risk exposures presented in our disclosures required under Pillar 3 of the Basel framework.
Compared to December 31, 2017, gross loans increased CHF 8.5 billion to CHF 288.6 billion as of December 31, 2018, mainly due to higher commercial and industrial loans, higher loans to financial institutions, higher consumer mortgages and the translation impact from the US dollar. These increases were partially offset by lower consumer finance loans and the translation impact from the euro. The net increase of CHF 4.0 billion in commercial and industrial loans reflected increases in Swiss Universal Bank, Global Markets, International Wealth Management and Investment Banking & Capital Markets, partially offset by decreases in the Strategic Resolution Unit and Asia Pacific. The net increase of CHF 2.8 billion in loans to financial institutions was mainly driven by increases in Global Markets and Asia Pacific, partially offset by decreases in the Strategic Resolution Unit and Swiss Universal Bank. Consumer mortgages increased CHF 1.8 billion, mainly driven by an increase in Swiss Universal Bank. Consumer finance loans decreased CHF 0.3 billion, primarily due to a decrease in International Wealth Management.
On a divisional level, increases in gross loans of CHF 4.7 billion in Global Markets, CHF 3.4 billion in Swiss Universal Bank, CHF 1.2 billion in International Wealth Management, CHF 0.8 billion in Investment Banking & Capital Markets and CHF 0.7 billion in Asia Pacific were partially offset by a decrease of CHF 2.3 billion in the Strategic Resolution Unit.
> Refer to “Note 19 – Loans, allowance for loan losses and credit quality” in VI – Consolidated financial statements – Credit Suisse Group for further information.

Loans
end of	Swiss Universal Bank		International Wealth Management		Asia Pacific		Global Markets	Investment Banking & Capital Markets	Strategic Resolution Unit	Credit Suisse	[1]
2018 (CHF million)
Mortgages	102,358		3,979		1,435		0	0	73	107,845
Loans collateralized by securities	6,978		19,416		14,161		0	1,444	35	42,034
Consumer finance	3,298		508		3		13	0	83	3,905
Consumer	112,634		23,903		15,599		13	1,444	191	153,784
Real estate	22,902		2,109		1,273		184	242	17	26,727
Commercial and industrial loans	30,291		24,095		21,938		5,182	3,567	458	85,698
Financial institutions	2,294		1,592		4,175		9,080	632	521	18,494
Governments and public institutions	694		245		843		1,876	0	235	3,893
Corporate & institutional	56,181	[2]	28,041	[3]	28,229	[4]	16,322	4,441	1,231	134,812
Gross loans	168,815		51,944		43,828		16,335	5,885	1,422	288,596
of which held at fair value	37		85		5,263		7,572	1,221	695	14,873
Net (unearned income) / deferred expenses	82		(118)		(33)		(32)	(11)	(1)	(113)
Allowance for loan losses [5]	(504)		(131)		(82)		(60)	(69)	(56)	(902)
Net loans	168,393		51,695		43,713		16,243	5,805	1,365	287,581
2017 (CHF million)
Mortgages	100,498		4,106		1,309		0	0	126	106,039
Loans collateralized by securities	6,934		18,848		14,731		0	1,409	94	42,016
Consumer finance	3,174		941		25		17	0	85	4,242
Consumer	110,606		23,895		16,065		17	1,409	305	152,297
Real estate	23,158		1,968		720		302	403	48	26,599
Commercial and industrial loans	28,230		22,669		22,499		3,576	2,834	1,731	81,670
Financial institutions	2,749		1,917		2,912		6,432	422	1,059	15,697
Governments and public institutions	707		246		977		1,355	0	589	3,874
Corporate & institutional	54,844	[2]	26,800	[3]	27,108	[4]	11,665	3,659	3,427	127,840
Gross loans	165,450		50,695		43,173		11,682	5,068	3,732	280,137
of which held at fair value	33		150		4,837		6,743	1,483	2,061	15,307
Net (unearned income) / deferred expenses	56		(113)		(19)		(17)	(12)	(1)	(106)
Allowance for loan losses [5]	(465)		(108)		(74)		(44)	(55)	(136)	(882)
Net loans	165,041		50,474		43,080		11,621	5,001	3,595	279,149
1 Includes the Corporate Center, in addition to the divisions disclosed.
2
The values of financial collateral and mortgages related to secured loans, considered up to the amount of the related loans, were CHF 10,834 million and CHF 33,533 million, respectively, as of December 31, 2018, and CHF 11,201 million and CHF 32,704 million, respectively, as of December 31, 2017.

3
The values of financial collateral and mortgages related to secured loans, considered up to the amount of the related loans, were CHF 22,040 million and CHF 2,151 million, respectively, as of December 31, 2018, and CHF 20,485 million and CHF 1,809 million, respectively, as of December 31, 2017.

4
The values of financial collateral and mortgages related to secured loans, considered up to the amount of the related loans, were CHF 17,220 million and CHF 183 million, respectively, as of December 31, 2018, and CHF 19,566 million and CHF 138 million, respectively, as of December 31, 2017.

5 Allowance for loan losses is only based on loans that are not carried at fair value.
As of December 31, 2018, 97% of the aggregate Swiss residential mortgage loan portfolio of CHF 108.5 billion had a loan-to-value (LTV) ratio equal to or lower than 80%. As of December 31, 2017, 97% of the aggregate Swiss residential mortgage loan portfolio of CHF 105.1 billion had an LTV ratio equal to or lower than 80%. For substantially all Swiss residential mortgage loans originated in 2018 and 2017, the average LTV ratio was equal to or lower than 80% at origination. Our LTV ratios are based on the most recent appraised value of the collateral.

Impaired loans
end of	Swiss Universal Bank	International Wealth Management		Asia Pacific	Global Markets	Investment Banking & Capital Markets	Strategic Resolution Unit	Credit Suisse	[1]
2018 (CHF million)
Non-performing loans	365	534		183	29	37	55	1,203
Non-interest-earning loans	245	43		0	0	0	12	300
Non-performing and non-interest-earning loans	610	577		183	29	37	67	1,503
Restructured loans	76	130		0	5	8	80	299
Potential problem loans	247	128		2	9	0	4	390
Other impaired loans	323	258		2	14	8	84	689
Gross impaired loans [2]	933	835	[3]	185	43	45	151	2,192
of which loans with a specific allowance	842	308		100	38	37	145	1,470
of which loans without a specific allowance	91	527		85	5	8	6	722
2017 (CHF million)
Non-performing loans	413	327		92	32	36	148	1,048
Non-interest-earning loans	161	16		0	0	0	46	223
Non-performing and non-interest-earning loans	574	343		92	32	36	194	1,271
Restructured loans	66	95		0	0	0	129	290
Potential problem loans	129	103		29	9	0	279	549
Other impaired loans	195	198		29	9	0	408	839
Gross impaired loans [2]	769	541	[3]	121	41	36	602	2,110
of which loans with a specific allowance	694	245		91	41	36	569	1,676
of which loans without a specific allowance	75	296		30	0	0	33	434
1 Includes the Corporate Center, in addition to the divisions disclosed.
2 Impaired loans are only based on loans that are not carried at fair value.
3
Includes gross impaired loans of CHF 62 million and CHF 111 million as of December 31, 2018 and 2017, respectively, which are mostly secured by guarantees provided by investment-grade export credit agencies.

Impaired loans and allowance for loan losses
Compared to December 31, 2017, gross impaired loans increased CHF 82 million to CHF 2.2 billion as of December 31, 2018, mainly driven by higher non-performing loans in International Wealth Management and Asia Pacific and higher non-interest-earning loans in Swiss Universal Bank, partially offset by lower potential problem loans in the Strategic Resolution Unit.
In International Wealth Management, gross impaired loans increased CHF 294 million, primarily driven by newly impaired positions in ship finance and European mortgages, partially offset by reductions in export finance. In Swiss Universal Bank, gross impaired loans increased CHF 164 million, mainly reflecting newly impaired positions in the commodity trade finance and the small and medium-sized enterprises business areas. In Asia Pacific, gross impaired loans increased CHF 64 million, mainly driven by newly impaired positions in ship finance and the default of an Indian infrastructure development company, partially offset by reductions in impaired loans for several private individuals. Gross impaired loans in Investment Banking & Capital Markets increased CHF 9 million, mainly driven by the transfer of a restructured loan from the Strategic Resolution Unit. In the Strategic Resolution Unit, gross impaired loans decreased CHF 451 million, primarily driven by reductions in ship finance and Swiss real estate leasing.
> Refer to “Impaired loans” in VI – Consolidated financial statements – Credit Suisse Group – Note 19 – Loans, allowance for loan losses and credit quality for information on categories of impaired loans.

Allowance for loan losses
end of	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Strategic Resolution Unit	Credit Suisse	[1]
2018 (CHF million)
Balance at beginning of period [2]	465	108	74	44	55	136	882
of which individually evaluated for impairment	340	75	56	24	27	132	654
of which collectively evaluated for impairment	125	33	18	20	28	4	228
Transfers and reclassifications	0	0	0	1	2	(3)	0
Net movements recognized in statements of operations	121	35	34	9	3	(1)	201
Gross write-offs	(124)	(19)	(35)	(4)	0	(87)	(269)
Recoveries	34	2	1	9	8	4	58
Net write-offs	(90)	(17)	(34)	5	8	(83)	(211)
Provisions for interest	8	6	7	1	2	6	30
Foreign currency translation impact and other adjustments, net	0	(1)	1	0	(1)	1	0
Balance at end of period [2]	504	131	82	60	69	56	902
of which individually evaluated for impairment	358	91	47	27	30	55	608
of which collectively evaluated for impairment	146	40	35	33	39	1	294
1 Includes the Corporate Center, in addition to the divisions disclosed.
2 Allowance for loan losses is only based on loans that are not carried at fair value.
The following tables provide an overview of changes in impaired loans and related allowance for loan losses by loan portfolio segment.
Gross impaired loans by loan portfolio segment
	Consumer	Corporate & institutional	Total
2018 (CHF million)
Balance at beginning of period	632	1,478	2,110
New impaired loans	470	997	1,467
Increase in existing impaired loans	30	44	74
Reclassifications to performing loans	(202)	(104)	(306)
Repayments [1]	(121)	(250)	(371)
Liquidation of collateral, insurance or guarantee payments	(47)	(208)	(255)
Sales [2]	0	(263)	(263)
Write-offs	(79)	(182)	(261)
Foreign currency translation impact and other adjustments, net	(6)	3	(3)
Balance at end of period	677	1,515	2,192
1 Full or partial principal repayments.
2 Includes transfers to loans held-for-sale for intended sales of held-to-maturity loans.

Allowance for loan losses by loan portfolio segment
	Consumer	Corporate & institutional	Total
2018 (CHF million)
Balance at beginning of period	220	662	882
of which individually evaluated for impairment	179	475	654
of which collectively evaluated for impairment	41	187	228
Net movements recognized in statements of operations	19	182	201
Gross write-offs	(85)	(184)	(269)
Recoveries	21	37	58
Net write-offs	(64)	(147)	(211)
Provisions for interest	11	19	30
Foreign currency translation impact and other adjustments, net	1	(1)	0
Balance at end of period	187	715	902
of which individually evaluated for impairment	146	462	608
of which collectively evaluated for impairment	41	253	294
Loan metrics
end of	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Strategic Resolution Unit	Credit Suisse	[1]
2018 (%)
Non-performing and non-interest-earning loans / Gross loans	0.4	1.1	0.5	0.3	0.8	9.2	0.5
Gross impaired loans / Gross loans	0.6	1.6	0.5	0.5	1.0	20.8	0.8
Allowance for loan losses / Gross loans	0.3	0.3	0.2	0.7	1.5	7.7	0.3
Specific allowance for loan losses / Gross impaired loans	38.4	10.9	25.4	62.8	66.7	36.4	27.7
2017 (%)
Non-performing and non-interest-earning loans / Gross loans	0.3	0.7	0.2	0.6	1.0	11.6	0.5
Gross impaired loans / Gross loans	0.5	1.1	0.3	0.8	1.0	36.0	0.8
Allowance for loan losses / Gross loans	0.3	0.2	0.2	0.9	1.5	8.1	0.3
Specific allowance for loan losses / Gross impaired loans	44.2	13.9	46.3	58.5	75.0	21.9	31.0
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
Derivatives are either privately negotiated OTC contracts or standard contracts transacted through regulated exchanges. The most frequently used derivative products include interest rate swaps, cross-currency swaps and credit default swaps (CDS), interest rate and foreign exchange options, foreign exchange forward contracts, and foreign exchange and interest rate futures.
The replacement values of derivative instruments correspond to their fair values at the dates of the consolidated balance sheets and arise from transactions for the account of individual customers and for our own account. Positive replacement values (PRV) constitute an asset, while negative replacement values (NRV) constitute a liability. Fair value does not indicate future gains or losses, but rather premiums paid or received for a derivative instrument at inception, if applicable, and unrealized gains and losses from marking to market all derivatives at a particular point in time. The fair values of derivatives are determined using various methodologies, primarily observable market prices where available and, in their absence, observable market parameters for instruments with similar characteristics and maturities, net present value analysis or other pricing models as appropriate.
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

Derivative instruments by maturity
	2018				2017
end of / due within	Less than 1 year	1 to 5 years	More than 5 years	Positive replace- ment value	Less than 1 year	1 to 5 years	More than 5 years	Positive replace- ment value
CHF billion
Interest rate products	8.0	19.1	42.6	69.7	9.6	26.5	50.9	87.0
Foreign exchange products	14.8	7.5	5.6	27.9	16.3	8.0	6.2	30.5
Equity/index-related products	5.5	5.8	0.2	11.5	5.4	6.6	0.1	12.1
Credit derivatives	0.6	2.9	1.9	5.4	0.6	5.3	1.8	7.7
Other products [1]	0.7	0.0	1.0	1.7	0.4	0.2	1.0	1.6
OTC derivative instruments	29.6	35.3	51.3	116.2	32.3	46.6	60.0	138.9
Exchange-traded derivative instruments				12.2				9.5
Netting agreements [2]				(110.1)				(128.8)
Total derivative instruments				18.3				19.6
of which recorded in trading assets				18.3				19.6
of which recorded in other assets				0.0				0.0
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
Derivative instruments by counterparty credit rating
end of	2018	2017
CHF billion
AAA	1.3	1.5
AA	5.9	5.7
A	3.3	4.1
BBB	5.5	5.7
BB or lower	1.7	1.7
OTC derivative instruments	17.7	18.7
Exchange-traded derivative instruments [1]	0.6	0.9
Total derivative instruments [1]	18.3	19.6
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
> Refer to “Note 27 – Offsetting of financial assets and financial liabilities” in VI – Consolidated financial statements – Credit Suisse Group for further information on offsetting of derivatives.
> Refer to “Note 32 – Derivatives and hedging activities” in VI – Consolidated financial statements – Credit Suisse Group for further information on derivatives, including an overview of derivatives by products categorized for trading and hedging purposes.
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
Monitoring of selected European credit risk exposures
Our credit risk exposure to these European countries is managed as part of our overall risk management process. The Group makes use of country limits and performs scenario analyses on a regular basis, which include analyses of our indirect sovereign credit risk exposures from our exposures to selected European financial institutions. This assessment of indirect sovereign credit risk exposures includes analysis of publicly available disclosures of counterparties’ exposures to the European countries within the defined scope of our disclosure. We monitor the concentration of collateral underpinning our OTC derivative and reverse repurchase agreement exposures through monthly reporting. We also monitor the impact of sovereign rating downgrades on collateral eligibility. Strict limits on sovereign collateral from G7 and non-G7 countries are monitored monthly. Similar disclosure is part of our regular risk reporting to regulators.
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
The credit risk exposure in the table is presented on a risk-based view before deduction of any related allowance for loan losses. We present our credit risk exposure and related risk mitigation for the following distinct categories:
■ Gross credit risk exposure includes the principal amount of loans drawn, letters of credit issued and undrawn portions of committed facilities, the PRV of derivative instruments after consideration of legally enforceable netting agreements, the notional value of investments in money market funds and the market values of securities financing transactions and the debt cash trading portfolio (short-term securities) netted at the issuer level.
■ Risk mitigation includes CDS and other hedges, at their net notional amount, guarantees, insurance and collateral (primarily cash, securities and, to a lesser extent, real estate, mainly for exposures of our private banking, corporate and institutional businesses to corporates & other). Collateral values applied for the calculation of the net exposure are determined in accordance with our risk management policies and reflect applicable margining considerations.
■ Net credit risk exposure represents gross credit risk exposure net of risk mitigation.
■ Inventory represents the long inventory positions in trading and non-trading physical debt and synthetic positions, each at market value, all netted at the issuer level. Physical debt is non-derivative debt positions (e.g., bonds), and synthetic positions are created through OTC contracts (e.g., CDS purchased and/or sold and total return swaps).
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
The credit risk of CDS contracts themselves, i.e., the risk that the CDS counterparty will not perform in the event of a default, is managed separately from the credit risk of the reference credit. To mitigate such credit risk, generally all CDS contracts are collateralized. In addition, they are executed with counterparties with whom we have an enforceable International Swaps and Derivatives Association (ISDA) master agreement that provides for daily margining.
Development of selected European credit risk exposures
On a gross basis, before taking into account risk mitigation, our risk-based sovereign credit risk exposure to Cyprus, Croatia, Greece, Ireland, Italy, Malta, Portugal and Spain increased 11% to EUR 3,350 million as of December 31, 2018, compared to EUR 3,008 million as of December 31, 2017. Our net exposure to these sovereigns was EUR 2,640 million, 80% higher compared to EUR 1,463 million as of December 31, 2017. Our non-sovereign risk-based credit risk exposure in these countries as of December 31, 2018 included net exposures to financial institutions of EUR 2,462 million, 30% higher compared to December 31, 2017, and net exposures to corporates and other counterparties of EUR 2,869 million, 20% higher compared to December 31, 2017.
A significant majority of the purchased credit protection is transacted with central counterparties or banks outside of the disclosed countries. For credit protection purchased from central counterparties or banks in the disclosed countries, such credit risk is reflected in the gross and net exposure to each respective country.
Sovereign debt rating developments
From year-end 2017 through February 28, 2019, the long-term sovereign debt ratings of the countries listed in the table changed as follows: Standard & Poor’s increased Croatia’s rating from BB to BB+, increased Cyprus’ rating from BB+ to BBB-, increased Greece’s rating from B- to B+ and increased Spain’s rating from BBB+ to A-. Fitch increased Croatia’s rating from BB to BB+, increased Cyprus’ rating from BB to BBB-, increased Greece’s rating from B- to BB-, increased Malta’s rating from A to A+ and increased Spain’s rating from BBB+ to A-. Moody’s increased Cyprus’ rating from BA3 to BA2, increased Greece’s rating from CAA2 to B3, decreased Italy’s rating from BAA2 to BAA3, increased Portugal’s rating from BA1 to BAA3 and increased Spain’s rating from BAA2 to BAA1. These rating changes did not have a significant impact on the Group’s financial position, result of operations, liquidity or capital resources.

Selected European credit risk exposures
	Gross credit risk exposure	Risk mitigation			Net credit risk exposure	Inventory	[2]			Total credit risk exposure
December 31, 2018		CDS	Other	[1]				Net synthetic inventory	[3]	Gross	Net
Croatia (EUR million)
Sovereign	0	0	0		0	6		6		6	6
Corporates & other	50	0	0		50	0		0		50	50
Total	50	0	0		50	6		6		56	56
Cyprus
Sovereign	0	0	0		0	2		0		2	2
Financial institutions	9	0	8		1	0		0		9	1
Corporates & other	1,151	0	1,077		74	0		0		1,151	74
Total	1,160	0	1,085		75	2		0		1,162	77
Greece
Financial institutions	154	0	153		1	0		0		154	1
Corporates & other	470	0	430		40	0		(13)		470	40
Total	624	0	583		41	0		(13)		624	41
Ireland
Sovereign	2,004	0	0		2,004	0		0		2,004	2,004
Financial institutions	1,274	0	249		1,025	28		(14)		1,302	1,053
Corporates & other	951	0	347		604	22		(114)		973	626
Total	4,229	0	596		3,633	50		(128)		4,279	3,683
Italy
Sovereign	984	617	93		274	0		(324)		984	274
Financial institutions	1,509	2	655		852	1		(113)		1,510	853
Corporates & other	4,208	81	3,072		1,055	34		(162)		4,242	1,089
Total	6,701	700	3,820		2,181	35		(599)		6,736	2,216
Malta
Financial institutions	72	0	0		72	0		0		72	72
Corporates & other	533	0	511		22	0		0		533	22
Total	605	0	511		94	0		0		605	94
Portugal
Sovereign	0	0	0		0	30		36		30	30
Financial institutions	185	0	175		10	7		(9)		192	17
Corporates & other	314	13	224		77	2		(191)		316	79
Total	499	13	399		87	39		(164)		538	126
Spain
Sovereign	324	0	0		324	0		(49)		324	324
Financial institutions	964	12	489		463	2		(40)		966	465
Corporates & other	2,061	8	1,198		855	34		21		2,095	889
Total	3,349	20	1,687		1,642	36		(68)		3,385	1,678
Total
Sovereign	3,312	617	93		2,602	38		(331)		3,350	2,640
Financial institutions	4,167	14	1,729		2,424	38		(176)		4,205	2,462
Corporates & other	9,738	102	6,859		2,777	92		(459)		9,830	2,869
Total	17,217	733	8,681		7,803	168		(966)		17,385	7,971
1 Includes other hedges (derivative instruments), guarantees, insurance and collateral.
2 Represents long inventory positions netted at issuer level.
3 Substantially all of which results from CDS; represents long positions net of short positions.

Balance sheet and off-balance sheet
As of the end of 2018, total assets of CHF 768.9 billion decreased 3% and total liabilities of CHF 724.9 billion decreased 4% compared to the end of 2017, primarily reflecting lower operating activities, partially offset by a positive foreign exchange translation impact.
The majority of our transactions are recorded on our balance sheet. However, we also enter into transactions that give rise to both on and off-balance sheet exposure.
Balance sheet
Total assets were CHF 768.9 billion as of the end of 2018, a decrease of CHF 27.4 billion, or 3%, compared to the end of 2017. Excluding the foreign exchange translation impact, total assets decreased CHF 29.6 billion. Trading assets decreased CHF 24.1 billion, or 15%, primarily reflecting decreases in debt and equity securities. Cash and due from banks decreased CHF 9.8 billion, or 9%, mainly driven by lower cash positions at the SNB, the ECB and the Fed. Brokerage receivables decreased CHF 8.1 billion, or 17%, primarily due to open trades with banks and customers and a decrease in margin lending. Net loans increased CHF 8.4 billion, or 3%, mainly due to higher loans to financial institutions, higher commercial and industrial loans and higher consumer mortgages. Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions increased CHF 1.7 billion, or 2%, primarily due to an increase in reverse repurchase transactions from banks and customers, partially offset by a decrease in cash collateral. All other assets increased CHF 4.4 billion, or 5%, including an increase of CHF 3.6 billion in securities received as collateral, partially offset by a decrease of CHF 1.1 billion in other investments.
Balance sheet summary
	end of			% change
	2018	2017	2016	18 / 17	17 / 16
Assets (CHF million)
Cash and due from banks	100,047	109,815	121,161	(9)	(9)
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	117,095	115,346	134,839	2	(14)
Trading assets	132,203	156,334	165,150	(15)	(5)
Net loans	287,581	279,149	275,976	3	1
Brokerage receivables	38,907	46,968	33,431	(17)	40
All other assets	93,083	88,677	89,304	5	(1)
Total assets	768,916	796,289	819,861	(3)	(3)
Liabilities and equity (CHF million)
Due to banks	15,220	15,413	22,800	(1)	(32)
Customer deposits	363,925	361,162	355,833	1	1
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	24,623	26,496	33,016	(7)	(20)
Trading liabilities	42,169	39,119	44,930	8	(13)
Long-term debt	154,308	173,032	193,315	(11)	(10)
Brokerage payables	30,923	43,303	39,852	(29)	9
All other liabilities	93,729	95,575	87,804	(2)	9
Total liabilities	724,897	754,100	777,550	(4)	(3)
Total shareholders' equity	43,922	41,902	41,897	5	0
Noncontrolling interests	97	287	414	(66)	(31)
Total equity	44,019	42,189	42,311	4	0
Total liabilities and equity	768,916	796,289	819,861	(3)	(3)

Total liabilities were CHF 724.9 billion as of the end of 2018, a decrease of CHF 29.2 billion, or 4%, compared to the end of 2017. Excluding the foreign exchange translation impact, total liabilities decreased CHF 32.2 billion. Long-term debt decreased CHF 18.7 billion, or 11%, primarily reflecting maturities of senior and subordinated debt, partially offset by issuances of senior and subordinated debt and valuation adjustments. Brokerage payables decreased CHF 12.4 billion, or 29%, primarily due to open trades with banks and customers and a decrease in margin lending. Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions decreased CHF 1.9 billion, or 7%, mainly reflecting decreases in cash collateral and repurchase transactions with banks, partially offset by an increase in repurchase transactions with customers. Due to banks and customer deposits were stable. Trading liabilities increased CHF 3.1 billion, or 8%, primarily reflecting an increase in short positions. All other liabilities decreased CHF 1.8 billion, or 2%, including decreases of CHF 4.0 billion, or 15%, in short-term borrowings and CHF 1.5 billion, or 5%, in other liabilities, partially offset by an increase of CHF 3.6 billion, or 10%, in obligation to return securities received as collateral.
> Refer to “Liquidity and funding management” and “Capital management” for more information, including our funding of the balance sheet and the leverage ratio.
Off-balance sheet
We enter into off-balance sheet arrangements in the normal course of business. Off-balance sheet arrangements are transactions or other contractual arrangements with, or for the benefit of, an entity that we do not consolidate. These transactions include derivative instruments, guarantees and similar arrangements, retained or contingent interests in assets transferred to an unconsolidated entity in connection with our involvement with special purpose entities (SPEs), and obligations and liabilities (including contingent obligations and liabilities) under variable interests in unconsolidated entities that provide financing, liquidity, credit and other support.
Derivative instruments
We enter into derivative contracts in the normal course of business for market making, positioning and arbitrage purposes, as well as for our own risk management needs, including mitigation of interest rate, foreign exchange and credit risk.
> Refer to “Derivative instruments” in Risk management – Risk review and results – Credit risk review and “Note 32 – Derivatives and hedging activities” and “Note 35 – Financial instruments” in VI – Consolidated financial statements – Credit Suisse Group for further information.
Guarantees and similar arrangements
In the ordinary course of business, guarantees and indemnifications are provided that contingently obligate us to make payments to a guaranteed or indemnified party based on changes in an asset, liability or equity security of the guaranteed or indemnified party. We may be contingently obligated to make payments to a guaranteed party based on another entity’s failure to perform, or we may have an indirect guarantee of the indebtedness of others. Guarantees provided include, but are not limited to, customary indemnifications to purchasers in connection with the sale of assets or businesses; to investors in private equity funds sponsored by us regarding potential obligations of their employees to return amounts previously paid as carried interest; and to investors in our securities and other arrangements to provide gross-up payments if there is a withholding or deduction because of a tax assessment or other governmental charge.
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
> Refer to “Note 33 – Guarantees and commitments” in VI – Consolidated financial statements – Credit Suisse Group for disclosure of our estimated maximum payment obligations under certain guarantees and related information.
Representations and warranties on residential mortgage loans sold
In connection with the Global Markets division’s sale of US residential mortgage loans, we have provided certain representations and warranties relating to the loans sold. We have provided these representations and warranties relating to sales of loans to institutional investors, primarily banks, and non-agency, or private label, securitizations. The loans sold are primarily loans that we have purchased from other parties. The scope of representations and warranties, if any, depends on the transaction, but can include: ownership of the mortgage loans and legal capacity to sell the loans; loan-to-value ratios and other characteristics of the property, the borrower and the loan; validity of the liens securing the loans and absence of delinquent taxes or related liens; conformity to underwriting standards and completeness of documentation; and origination in compliance with law. If it is determined that representations and warranties were breached, we may be required to repurchase the related loans or indemnify the investors to make them whole for losses. Whether we will incur a loss in connection with repurchases and make whole payments depends on:

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
> Refer to “Representations and warranties on residential mortgage loans sold” in Note 33 – Guarantees and commitments in VI – Consolidated financial statements – Credit Suisse Group for further information.
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
> Refer to “Note 34 – Transfers of financial assets and variable interest entities” in VI – Consolidated financial statements – Credit Suisse Group for further information.
From time to time, we may issue subordinated and senior securities through SPEs that lend the proceeds to the Group.
Contractual obligations and other commercial commitments
In connection with our operating activities, we enter into certain contractual obligations and commitments to fund certain assets. Our contractual obligations and commitments include short and long-term on-balance sheet obligations as well as future contractual interest payments and off-balance sheet obligations. Total obligations decreased CHF 30.1 billion in 2018 to CHF 637.9 billion, primarily reflecting decreases in long-term debt of CHF 18.7 billion to CHF 154.3 billion, in brokerage payables of CHF 12.4 billion to CHF 30.9 billion and in short-term borrowings of CHF 4.0 billion to CHF 21.9 billion. The decreases were partially offset by increases in trading liabilities of CHF 3.1 billion to CHF 42.2 billion and in customer deposits of CHF 2.8 billion to CHF 363.9 billion.
> Refer to “Note 25 – Long-term debt” and “Note 33 – Guarantees and commitments in VI – Consolidated financial statements – Credit Suisse Group for further information.
Contractual obligations and other commercial commitments
	2018						2017
Payments due within	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total		Total
On- and off-balance sheet obligations (CHF million)
Due to banks	14,880	226	0	114	15,220		15,413
Customer deposits	362,284	708	126	807	363,925		361,162
Short-term borrowings	21,926	0	0	0	21,926		25,889
Long-term debt [1]	26,471	37,291	32,955	57,591	154,308	[2]	173,032	[2]
Contractual interest payments [3]	956	881	794	930	3,561	[4]	4,637	[5]
Trading liabilities	42,169	0	0	0	42,169		39,119
Brokerage payables	30,923	0	0	0	30,923		43,303
Operating lease obligations	501	776	567	1,980	3,824		5,234
Purchase obligations	978	563	312	187	2,040		1,183
Total obligations [6]	501,088	40,445	34,754	61,609	637,896		668,972
1
Refer to "Debt issuances and redemptions" in Liquidity and funding management and "Note 25 – Long-term debt" in VI – Consolidated financial statements – Credit Suisse Group for further information on long-term debt.

2 Includes non-recourse liabilities from consolidated VIEs of CHF 1,764 million and CHF 863 million as of December 31, 2018 and 2017, respectively.
3
Includes interest payments on fixed rate long-term debt, fixed rate interest-bearing deposits (excluding demand deposits) and fixed rate short-term borrowings, which have not been effectively converted to variable rate on an individual instrument level through the use of swaps.

4
Due to the non-determinable nature of interest payments, the following notional amounts have been excluded from the table: variable rate long-term debt of CHF 68,443 million, variable rate short-term borrowings of CHF 18,474 million, variable rate interest-bearing deposits and demand deposits of CHF 146,477 million, fixed rate long-term debt and fixed rate interest-bearing deposits converted to variable rate on an individual instrument level through the use of swaps of CHF 83,763 million and CHF 4,023 million, respectively.

5 Prior period has been corrected.
6
Excludes total accrued benefit liability for pension and other post-retirement benefit plans of CHF 508 million and CHF 533 million as of December 31, 2018 and 2017, respectively, recorded in other liabilities in the consolidated balance sheets, as the accrued liability does not represent expected liquidity needs. Refer to "Note 31 – Pension and other post-retirement benefits" in VI – Consolidated financial statements – Credit Suisse Group for further information on pension and other post-retirement benefits.

[this page intentionally left blank]

IV – Corporate Governance
Corporate Governance

Corporate Governance
The Group’s corporate governance reflects our commitment to safeguarding the interests of our stakeholders.
Overview
The Group’s corporate governance complies with internationally accepted standards, and we recognize the importance of good corporate governance. We know that transparent disclosure of our governance helps stakeholders assess the quality of the Group’s corporate governance and assists investors in their investment decisions.
Corporate Governance developments
During 2018, the Group’s corporate governance continued to align with the implementation of the Group’s strategy and risk and control framework. The key corporate governance developments for the Group in 2018 and in early 2019 included:
■ The election of two new Group Board of Directors (Board) members, Michael Klein and Ana Paula Pessoa, at the 2018 Annual General Meeting (AGM);
■ The appointment of Board member Andreas Gottschling as the new Risk Committee Chair, succeeding Richard E. Thornburgh, effective as of the 2018 AGM;
■ The selection and nomination of two new Board member candidates, Christian Gellerstad and Shan Li, for election at the 2019 AGM;
■ The appointment of two new Executive Board members, Lydie Hudson as Chief Compliance Officer and Antoinette Poschung as Global Head of Human Resources, succeeding Peter Goerke, and the appointment of Executive Board member Lara Warner to the role of Chief Risk Officer, succeeding Joachim Oechslin. These changes to the Executive Board became effective on February 26, 2019;
■ The Board’s decision to establish a new Board committee, the Conduct and Financial Crime Control Committee, effective as of January 1, 2019, which will oversee the Group’s financial crime compliance programs and the related initiatives aimed at ensuring that the highest standards of conduct and vigilance are maintained throughout the Group. The Board has appointed Urs Rohner to chair the Conduct and Financial Crime Control Committee;
■ The Board’s decision to propose PricewaterhouseCoopers AG to succeed KPMG AG as the Group’s new statutory auditor at the 2020 AGM, effective for the fiscal year ending December 31, 2020, concluding a tender for the Group audit mandate conducted by the Audit Committee in the second half of 2018;
■ The wind-down of the Strategic Resolution Unit as a separate division as of December 31, 2018, having achieved its targets;
■ The creation of a new role of conduct and ethics ombudsperson to ensure appropriate senior management awareness of and attention to claims of sexual harassment, which is accountable to the CEO and the Group Conduct and Ethics Board; and
■ Continued progress in aligning and developing the governance of the Group’s major subsidiaries, including changes in the non-executive chairs of the boards of the Group’s major subsidiaries in the US, the UK and Switzerland, in the context of board succession planning at the subsidiary level.
We regularly monitor developments in corporate governance guidelines, regulations and best practice standards in all jurisdictions relevant to our business operations. In 2018, the Swiss parliament continued to debate the proposed revisions to Swiss corporate law, which include proposals that impact executive compensation, carrying over the regulations of the Swiss Ordinance Against Excessive Compensation with respect to Listed Corporations (Compensation Ordinance) into general Swiss corporate law, shareholder meetings and gender diversity at the board and executive board levels. In July 2018, the Financial Reporting Council published a revised UK Corporate Governance Code, which became effective January 1, 2019. The revised code sets standards of good governance practice, including in the areas of board leadership and effectiveness, remuneration, shareholder relations and corporate culture.
Corporate Governance framework
The Group’s corporate governance framework consists of its governing bodies and its corporate governance policies and procedures, which define the competencies of the governing bodies and other corporate governance rules, as well as the practices to be followed throughout the Group, in line with Swiss corporate law and international best practice standards for corporate governance. The governing bodies of the Group are:
■ the General Meeting of Shareholders;
■ the Board of Directors;
■ the Executive Board; and
■ the external auditors.

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
The Group is engaged in the banking business and is structured into five business divisions – Swiss Universal Bank; International Wealth Management; Asia Pacific; Global Markets; and Investment Banking & Capital Markets. In the fourth quarter of 2015, we formed the Strategic Resolution Unit to oversee the effective wind-down of businesses and positions that did not fit our strategic direction in the most efficient manner possible. Beginning in 2019, the Strategic Resolution Unit has ceased to exist as a separate division of the Group. The residual portfolio remaining as of December 31, 2018 is now managed in an Asset Resolution Unit (ARU) and will be separately disclosed within the Corporate Center. The divisions are supported by corporate functions that provide infrastructure and services and have internal control responsibilities. The Group’s banking business is carried out through its legal entities, which are operational in various jurisdictions and subject to the governance rules and supervision of the regulators in those jurisdictions. The Group has identified certain major subsidiary companies, which, in aggregate, account for a significant proportion of the Group’s business operations. These major subsidiaries are Credit Suisse (Schweiz) AG, Credit Suisse Holdings (USA) Inc., Credit Suisse International and Credit Suisse Securities (Europe) Ltd., all subsidiaries of Credit Suisse AG. Corporate governance at these major subsidiaries is closely aligned with the Group’s corporate governance.
The Group’s corporate governance framework is depicted in the chart above. The duties and responsibilities of the governing bodies are described in further detail in the sections below.
The Group’s corporate governance policies and procedures, adopted by the Board, are defined in a series of documents, all of which are available on our website at credit-suisse.com/governance, and include:
■ Articles of Association (AoA): define the purpose of the business, the capital structure and the basic organizational framework. The AoA of Credit Suisse Group AG (Group) are dated June 6, 2017, and the AoA of Credit Suisse AG (Bank) are dated September 4, 2014. The Group’s and the Bank’s AoAs are available on our website at credit-suisse.com/articles.
■ Code of Conduct: defines the Group’s ethical values and professional standards that the Board and all employees are required to follow, including adherence to all relevant laws, regulations and policies in order to maintain and strengthen our reputation for integrity, fair dealing and measured risk taking. Our Code of Conduct is available on our website at credit-suisse.com/code in ten languages.
■ Organizational Guidelines and Regulations (OGR): define the organizational structure of the Group and the responsibilities and sphere of authority of the Board, its committees and the various senior management bodies within the Group, as well as the relevant reporting procedures.

■ Board charter: outlines the organization and responsibilities of the Board. The Board charter is available on our website at: credit-suisse.com/boardcharter.
■ Board committee charters: define the organization and responsibilities of the committees.
■ Compensation policy: provides a foundation for the development of sound compensation plans and practices. The Group’s compensation policy is available on our website at credit-suisse.com/compensationpolicy.
The summaries herein of the material provisions of our AoA and the Swiss Code of Obligations do not purport to be complete and are qualified in their entirety by reference to the AoA and the Swiss Code of Obligations.
Credit Suisse Group AG and Credit Suisse AG are registered companies in Switzerland. The Group’s shares are listed on the SIX Swiss Exchange (SIX) and – in the form of American Depositary Shares (ADS), as evidenced by American Depositary Receipts – on the New York Stock Exchange (NYSE). The business purpose of the Group, as set forth in Article 2 of its AoA, is to hold direct or indirect interests in all types of businesses in Switzerland and abroad, in particular in the areas of banking, finance, asset management and insurance. The business purpose of the Bank, as set forth in Article 2 of its AoA, is to operate as a bank, with all related banking, finance, consultancy, service and trading activities in Switzerland and abroad. The AoA of the Group and the Bank set forth their powers to establish new businesses, acquire a majority or minority interest in existing businesses and provide related financing and to acquire, mortgage and sell real estate properties both in Switzerland and abroad.
Employee relations
As of December 31, 2018, we had 45,680 employees worldwide, of which 15,840 were in Switzerland and 29,840 were abroad. Our corporate titles include managing director, director, vice president, assistant vice president and non-officer staff. The majority of our employees do not belong to unions. We have not experienced any significant strikes, work stoppages or labor disputes in recent years. We consider our relations with our employees to be good.
> Refer to “Credit Suisse” in II – Operating and financial review for further information on our responsibility as an employer.
Company details
	Group	Bank
Legal name	Credit Suisse Group AG	Credit Suisse AG
Business purpose	Operate as a holding company	Operate as a bank
Registration details	Commercial register of the Canton of Zurich as of March 3, 1982; No. CHE-105.884.494	Commercial register of the Canton of Zurich as of April 27, 1883; No. CHE-106.831.974
Date incorporated, with unlimited duration	March 3, 1982	July 5, 1856
Registered office	Paradeplatz 8 8001 Zurich Switzerland	Paradeplatz 8 8001 Zurich Switzerland
Equity listing	SIX Swiss Exchange SIX number 1213853 NYSE in the form of ADS	–
Authorized representative in the US	Credit Suisse (USA), Inc., 11 Madison Avenue, New York, New York, 10010	Credit Suisse (USA), Inc., 11 Madison Avenue, New York, New York, 10010
> Refer to “II – Operating and financial review” for a detailed review of our operating results.
> Refer to “Note 40 – Significant subsidiaries and equity method investments” in VI – Consolidated financial statements – Credit Suisse Group for a list of significant subsidiaries and associated entities.
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
> Refer to “credit-suisse.com/code” for our Code of Conduct.

Corporate Responsibility
For Credit Suisse, corporate responsibility is about creating sustainable value for clients, shareholders, employees and other stakeholders. We strive to comply with the ethical values and professional standards set out in our Code of Conduct in every aspect of our work, including in our relationship with stakeholders. We do so based on a broad understanding of our duties as a financial services provider and employer and as an integral part of the economy and society. This approach also reflects our commitment to protecting the environment. We publish a Corporate Responsibility Report each year and aim to focus our corporate responsibility reporting activities on topics that are relevant to our business and our stakeholders, including through a materiality assessment that we undertake in order to identify critical economic, environmental and social issues.
The Group’s reporting on corporate responsibility reflects the GRI Standards for sustainability reporting (Core option) while also providing information on the progress we have made in implementing the Ten Principles of the United Nations (UN) Global Compact as well as examples of how we can contribute to the realization of the UN Sustainable Development Goals. Our Corporate Responsibility Report 2018 will be voluntarily reported to the SIX in accordance with the opting-in regulation for companies issuing sustainability reports.
Our approach to corporate responsibility is broad and considers our respective responsibilities toward clients, shareholders, employees, the environment and society as a whole, which we believe is essential for our long-term success. Competence, client focus, compliance, diligence and responsible conduct from qualified and motivated employees are key to the success of our business. As a global bank, we see ourselves as an integral part of the economy and society. Through our role as a financial intermediary, the Group supports entrepreneurship and economic growth and makes an economic contribution as an employer, taxpayer and contractual partner. We also support various humanitarian and charitable organizations and projects as well as cultural and sporting events. The Group supports environmental sustainability, for example, through the development of sustainable and impact investment products and services.
We publish a Statement on Sustainability, which is available on our website. Our understanding of corporate responsibility is illustrated in the chart and further details, including highlights from 2018 activities, can be found in our Corporate Responsibility Report.
> Refer to “credit-suisse.com/responsibility” for our Corporate Responsibility Report.

Shareholders
Capital structure
Our total issued share capital as of December 31, 2018 was CHF 102,240,469 divided into 2,556,011,720 shares, with a nominal value of CHF 0.04 per share. On December 12, 2018, the Group announced that the Board had approved a share buyback program for 2019 to purchase up to CHF 1.5 billion of Group ordinary shares and the expectation of a buyback of at least CHF 1.0 billion in 2019, subject to market and economic conditions. The launch of a similar share buyback program is expected for 2020, subject to approval by the Board; the level of the buyback for 2020 will be set in light of the Group’s capital plans and subject to prevailing market conditions, but is expected to be in line with our intention to distribute at least 50% of net income.
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
Shareholder information
Shareholder base
We have a broad shareholder base, with the majority of shares owned directly or indirectly by institutional investors outside Switzerland. As of December 31, 2018, 112,411 shareholders were registered in our share register with 1,475,529,019 shares, representing 58% of the total shares issued. The remaining 42% of shares are not registered in our share register. As of December 31, 2018, 99,907,263 or 3.9%, of the issued shares were in the form of ADS. The information provided in the following tables reflects the distribution of Group shares as registered in our share register as of December 31, 2018.
Distribution of Group shares
end of	2018				2017
	Number of shareholders	%	Number of shares	%	Number of shareholders	%	Number of shares	%
Distribution of Group shares
Private investors	109,205	97	201,455,312	8	108,856	97	178,205,123	7
of which Switzerland	99,472	88	178,240,134	7	99,164	88	157,977,712	6
of which foreign	9,733	9	23,215,178	1	9,692	9	20,227,411	1
Institutional investors	3,206	3	1,274,073,707	50	3,283	3	1,266,696,202	50
of which Switzerland	2,773	2	291,385,944	11	2,827	3	290,518,357	11
of which foreign [1]	433	0	982,687,763	38	456	0	976,177,845	38
Shares registered in share register	112,411	100	1,475,529,019	58	112,139	100	1,444,901,325	57
of which Switzerland	102,245	91	469,626,078	18	101,991	91	448,496,069	18
of which Europe	9,178	8	623,937,087	24	9,175	8	610,345,374	24
of which US 1	144	0	356,918,183	14	162	0	362,822,676	14
of which other	844	1	25,047,671	1	811	1	23,237,206	1
Shares not registered in share register	–	–	1,080,482,701	42	–	–	1,111,110,395	43
Total shares issued	–	–	2,556,011,720	100	–	–	2,556,011,720	100
1 Includes shares issued in the form of ADS.

Distribution of institutional investors in share register by industry
end of	2018				2017
	Number of shareholders	%	Number of shares	%	Number of shareholders	%	Number of shares	%
Institutional investors by industry
Banks	21	1	1,235,285	0	20	1	795,084	0
Insurance companies	83	3	17,129,086	1	77	2	16,310,918	1
Pension funds	431	13	62,737,967	5	449	14	60,280,116	5
Investment trusts	371	12	207,173,146	16	391	12	233,752,140	18
Other trusts	524	16	9,247,355	1	552	17	9,160,647	1
Governmental institutions	22	1	646,705	0	23	1	648,134	0
Other [1]	1,642	51	157,040,518	12	1,657	50	161,226,970	13
Direct entries	3,094	97	455,210,062	36	3,169	97	482,174,009	38
Fiduciary holdings	112	3	818,863,645	64	114	3	784,522,193	62
Total institutional investors	3,206	100	1,274,073,707	100	3,283	100	1,266,696,202	100
Rounding differences may occur.
1 Includes various other institutional investors for which a breakdown by industry type was not available.
Through the use of an external global market intelligence firm, we regularly gather additional information on the composition of our shareholder base, including information on shares that are not registered in our share register. According to this data, our shareholder base as of December 31, 2018 comprised 88% institutional investors, with around half of such investors located in North America. The distribution of Group shareholdings by investor type and region is shown as follows:
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
The Group also holds positions in its own shares, including shares acquired through the share buyback program described above, which are subject to the same disclosure requirements as significant external shareholders. These positions fluctuate and, in addition to the activity from our share buyback program, primarily reflect activities related to market making, facilitating client orders and satisfying the obligations under our employee compensation plans. Shares held by the Group have no voting rights. As of December 31, 2018, our holdings amounted to 2.78% purchase positions (0.15% registered shares and 2.636% share acquisition rights) and 4.87% sales positions (disposal rights), mainly related to the Group’s outstanding tier 1 capital instruments, which would be converted into Group ordinary shares upon the occurrence of certain specified triggering events. As a result of the share buyback program for 2019, the Group’s purchase positions in its own shares are expected to increase steadily during 2019.
> Refer to “Issuances and redemptions” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management for further information.
Cross shareholdings
The Group has no cross shareholdings in excess of 5% of capital or voting rights with any other company.
Significant shareholders
	Group publication of notification		Number of shares (million)	Approximate shareholding %	[1]	Purchase rights %
December 31, 2018 or the most recent notification date
Qatar Investment Authority (registered entity – Qatar Holding LLC)	September 6, 2018		133.2	5.21		0.39	[2]
Norges Bank	February 15, 2018		127.4	4.98		–
The Olayan Group (registered entity – Competrol Establishment)	December 12, 2018		126.0	4.93		0.07	[3]
BlackRock Inc.	September 2, 2017		86.9	4.17		–
Harris Associates L.P.	November 9, 2013	[4]	81.5	5.17		–
Dodge & Cox	December 28, 2018	[5]	78.2	3.06		–
Silchester International Investors LLP	December 7, 2018		77.4	3.03		–
December 31, 2017 or the most recent notification date
Norges Bank	February 15, 2018		127.4	4.98		–
Qatar Investment Authority (registered entity – Qatar Holding LLC)	August 16, 2017		126.2	4.94		10.97
The Olayan Group (registered entity – Crescent Holding GmbH)	June 2, 2017		106.6	4.93		5.29
BlackRock Inc.	September 2, 2017		86.9	4.17		–
Harris Associates L.P.	November 9, 2013		81.5	5.17		–
Capital Group Companies, Inc.	October 31, 2017		76.6	3.01		–
December 31, 2016 or the most recent notification date
The Olayan Group (registered entity – Crescent Holding GmbH)	September 16, 2016		111.3	5.41		5.31
Norges Bank	December 3, 2016		104.4	4.99		–
Qatar Investment Authority (registered entity – Qatar Holding LLC)	November 16, 2016		103.0	4.93		12.81
Capital Group Companies, Inc.	January 28, 2017		96.7	4.91		–
Harris Associates L.P.	November 9, 2013		81.5	5.17		–
BlackRock Inc.	January 25, 2013		38.6	3.01		–
1
The approximate shareholding percentages were calculated in relation to the share capital at the time of the relevant disclosure notification. They therefore do not reflect changes in such percentages that would result from changes in the number of outstanding shares, following the date of the disclosure notification.

2
Credit Suisse Group (Guernsey) II Limited redeemed its CHF 2.5 billion 9.0% and USD 1.72 billion 9.5% high-trigger tier 1 capital instruments (perpetual security with mandatory contingent conversion into shares) for redemption on October 23, 2018. As a result of this transaction, the 10.97% purchase rights for Qatar Investment Authority disclosed in the prior year no longer exist. The 0.39% purchase rights relate to put options.

3
Credit Suisse Group (Guernsey) II Limited redeemed its USD 1.725 billion 9.5% high-trigger tier 1 capital instruments (perpetual security with mandatory contingent conversion into shares) for redemption on October 23, 2018. As a result of this transaction, 5.24% of the 5.29% purchase rights for The Olayan Group disclosed in the prior year no longer exist. The 0.07% purchase rights relate to put options and perpetual tier 1 contingent convertible capital notes.

4 This position includes the reportable position of Harris Associates Investment Trust (4.97% shares), as published by the SIX on August 1, 2018.
5 This position includes the reportable position of Dodge & Cox International Stock Fund (3.09% shares), as published by SIX on February 5, 2019.

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
In principle, each share represents one vote at the AGM. Shares held by the Group have no voting rights. Shares for which a single shareholder or shareholder group can exercise voting rights may not exceed 2% of the total outstanding share capital, unless one of the exemptions discussed below applies. The restrictions on voting rights do not apply to:
■ the exercise of voting rights by the independent proxy as elected by the AGM;
■ shares in respect of which the shareholder confirms to us that the shareholder has acquired the shares in the shareholder’s name for the shareholder’s own account and in respect of which the disclosure requirements in accordance with the FMIA and the relevant ordinances and regulations have been fulfilled; or
■ shares that are registered in the name of a nominee, provided that this nominee is willing to furnish us, on request, the name, address and shareholdings of any beneficial owner or group of related beneficial owners on behalf of whom the nominee holds 0.5% or more of the total outstanding share capital of the Group.
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
Shareholders’ resolutions that require a vote by a majority of the votes represented include:
■ amendments to the AoA, unless a supermajority is required;
■ election of members of the Board, the Chairman, the members of the Compensation Committee, the independent proxy and statutory auditors;
■ approval of the compensation of the members of the Board and the Executive Board;
■ approval of the annual report and the statutory and consolidated accounts;
■ discharge of the acts of the members of the Board and Executive Board; and
■ determination of the appropriation of retained earnings.
A quorum of at least two-thirds of the votes represented is required for resolutions on:
■ change of the purpose of the company;
■ creation of shares with increased voting powers;
■ implementation of transfer restrictions on shares;
■ increase in conditional and authorized capital;
■ increase of capital by way of conversion of capital surplus or by contribution in kind;

■ restriction or suspension of pre-emptive rights;
■ change of location of the principal office; and
■ dissolution of the company without liquidation.
A quorum of at least half of the total share capital and approval by at least three-quarters of the votes represented is required for resolutions on:
■ the conversion of registered shares into bearer shares;
■ amendments to the AoA relating to registration and voting rights of nominee holders; and
■ the dissolution of the company.
A quorum of at least half of the total share capital and the approval of at least seven-eighths of the votes cast is required for amendments to provisions of the AoA relating to voting rights.
Say on pay
In accordance with the Swiss Code of Best Practice for Corporate Governance, the Group submitted the compensation report (contained in the Compensation section of the Annual Report) for a consultative vote by shareholders at the 2018 AGM. In accordance with the Compensation Ordinance, the Group will submit the following Board and Executive Board compensation recommendations for binding votes by shareholders at the 2019 AGM:
■ For the Board: a maximum amount of compensation for the Board for the period from the 2019 AGM to the 2020 AGM;
■ For the Executive Board: an aggregate amount of variable compensation in the form of short-term incentive (STI) awards to be granted to Executive Board members for the 2018 financial year;
■ For the Executive Board: a maximum amount of fixed compensation for the Executive Board for the period from the 2019 AGM to the 2020 AGM; and
■ For the Executive Board: an aggregate amount of variable compensation in the form of long-term incentive (LTI) awards to be granted to Executive Board members for the 2019 financial year (based on fair value at grant).
In line with current practice, the Group will continue to submit the compensation report for a consultative vote by shareholders.
> Refer to “V – Compensation” for further information on the binding vote.
Discharge of the acts of the Board and the Executive Board
According to Swiss law, the AGM has the power to discharge the actions of the members of the Board and the Executive Board. The 2018 AGM granted discharge to the members of the Board and the Executive Board for the 2017 financial year.
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
Duty to make an offer
Swiss law provides that anyone who, directly or indirectly or acting in concert with third parties, acquires 331⁄3% or more of the voting rights of a listed Swiss company, whether or not such rights are exercisable, must make an offer to acquire all of the listed equity securities of such company, unless the AoA of the company provides otherwise. Our AoA does not include a contrary provision. This mandatory offer obligation may be waived under certain circumstances by the Swiss Takeover Board or the Swiss Financial Market Supervisory Authority FINMA (FINMA). If no waiver is granted, the mandatory offer must be made pursuant to procedural rules set forth in the FMIA and implementing ordinances.
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
Liquidation
Under Swiss law and our AoA, the Group may be dissolved at any time by a shareholders’ resolution which must be passed by:
■ a supermajority of at least three-quarters of the votes cast at the meeting in the event the Group were to be dissolved by way of liquidation; and
■ a supermajority of at least two-thirds of the votes represented and an absolute majority of the par value of the shares represented at the meeting in other cases.
Dissolution by order of FINMA is possible if we become bankrupt. Under Swiss law, any surplus arising out of liquidation (after the settlement of all claims of all creditors) is distributed to shareholders in proportion to the paid-up par value of shares held.

Board of Directors
General information
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
> Refer to “Mandates” for further information.
Members of the Board of Directors
	Board member since	Independence	Governance and Nominations Committee	Audit Committee	Compensation Committee	Conduct and Financial Crime Committee	[1]	Risk Committee
Elected at 2018 AGM
Urs Rohner, Chairman	2009	Independent	Chair	–	–	Chair		–
Iris Bohnet	2012	Independent	–	–	Member	–		–
Andreas Gottschling	2017	Independent	Member	Member	–	–		Chair
Alexander Gut	2016	Independent	–	Member	–	–		–
Michael Klein	2018	Independent	–		–	–		Member
Andreas N. Koopmann	2009	Independent	–	–	Member	–		–
Seraina Macia	2015	Independent	–	–	–	–		Member
Kai S. Nargolwala	2013	Independent	Member	–	Chair	Member		–
Ana Paula Pessoa	2018	Independent	–	Member	–	Member		–
Joaquin J. Ribeiro	2016	Independent	–	Member	–	–		–
Severin Schwan, Vice-Chair and Lead Independent Director	2014	Independent	Member	–	–	–		Member
John Tiner	2009	Independent	Member	Chair	–	Member		Member
Alexandre Zeller [2]	2017	Independent	Member	–	Member	Member		–
1 Establishment effective as of January 1, 2019.
2 Alexandre Zeller stepped down from the Board as of February 28, 2019.

The background, skills and experience of our Board members are diverse and broad and include holding or having held top management positions at financial services and other companies in Switzerland and abroad, as well as leading positions in government, academia and international organizations. The Board is composed of individuals with wide-ranging professional expertise in key areas including finance and financial management, risk management, audit, innovation and technology, legal, compliance and regulatory affairs, advertising, marketing and media, and human resources and incentive structures. Diversity of culture, experience and opinion are important aspects of Board composition, as well as gender diversity. While the ratio of female-to-male Board members may vary in any given year, the Board is committed to maintaining a good gender balance over the long term. The collective experience and expertise of our Board members as of the end of 2018 across those key areas considered particularly relevant for the Group is illustrated in the following chart.
In areas where the Board’s collective experience and expertise may require strengthening, the Board may either decide to nominate a new Board member candidate with specialist expertise, engage outside experts or take other measures. For example, after former Board member and technology expert Sebastian Thrun stepped down from the Board in 2016, the Board established the interdisciplinary Innovation and Technology Committee as an advisory body to further the Group’s strategic goals with respect to innovation and technology. Mr. Thrun was retained in an advisory capacity to chair the committee, which includes an external cybersecurity expert and regularly engages internal technology experts.

To maintain a high degree of expertise, diversity and independence in the future, the Board has a succession planning process in place to identify potential candidates for the Board at an early stage. With this process, we are well prepared when Board members rotate off the Board. The objectives of the succession planning process are to ensure adequate representation of key Board competencies and a Board composition that is well-suited to address future challenges, while maintaining the stability and professionalism of the Board. Potential candidates are evaluated according to criteria defined to assess the candidates’ expertise and experience, which include the following:
■ proven track record as an executive with relevant leadership credentials gained in an international business environment in financial services or another industry;
■ relevant functional skills and credentials in the key areas listed above;
■ understanding of global banking, financial markets and financial regulation;
■ broad international experience and global business perspective, with a track record of having operated in multiple geographies;
■ ability to bring insight and clarity to complex situations and to both challenge and constructively support management;
■ high level of integrity and affinity with the Group’s values and corporate culture; and
■ willingness to commit sufficient time to prepare for and attend Board and committee meetings.
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
Meetings
In 2018, the Board held six meetings in person and four additional meetings. In addition, the Board held a two and a half-day strategy session. The members of the Board are encouraged to attend all meetings of the Board and the committees on which they serve.
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
From time to time, the Board may make certain decisions via circular resolution, unless a member asks that the matter be discussed in a meeting and not decided upon by way of written consent.

Meeting attendance – Board and Board committees
	Board of Directors	[1]	Governance and Nominations Committee	[2]	Audit Committee	[3]	Compensation Committee	[4]	Risk Committee	[5]
in 2018
Total number of meetings held	11		9		18		9		6
Number of members who missed no meetings	12		6		5		2		6
Number of members who missed one meeting	2		0		1		1		1
Number of members who missed two or more meetings	0		1		1		1		0
Meeting attendance, in %	98		93		97		92		97
Meeting attendance is shown for the calendar year 2018, which spans two Board periods. While there were 12 members prior to the 2018 AGM and 13 members thereafter, there were a total of 14 individuals who served as Board members during 2018.

1
The Board consisted of 12 and 13 members at the beginning of the year and the end of the year, respectively, with 2 members joining the Board (Michael Klein and Ana Paula Pessoa) and 1 member leaving the Board (Richard E. Thornburgh).

2
The Governance and Nominations Committee consisted of 6 members at the beginning and at the end of the year, with 1 member joining the committee (Andreas Gottschling) and 1 member leaving the committee (Richard E. Thornburgh).

3
The Audit Committee consisted of 5 members at the beginning and the end of the year, with 2 members joining the committee (Andreas Gottschling and Ana Paula Pessoa) and 2 members leaving the committee (Richard E. Thornburgh and Seraina Macia).

4 The Compensation Committee consisted of four members at the beginning and the end of the year.
5
The Risk Committee consisted of 5 members at the beginning and at the end of the year, with 2 members joining the committee (Seraina Macia and Michael Klein) and 2 members leaving the committee (Richard E. Thornburgh and Andreas N. Koopmann).

Meeting attendance – individual Board members
Attendance (%)	< 75	75–84	85–94	95–100
Board member
Urs Rohner, Chairman				■
Iris Bohnet			■
Andreas Gottschling				■
Alexander Gut				■
Michael Klein [1]				■
Andreas N. Koopmann				■
Seraina Macia				■
Kai S. Nargolwala				■
Ana Paula Pessoa [1]			■
Joaquin J. Robeiro				■
Severin Schwan		■
John Tiner				■
Alexandre Zeller [2]				■
Includes Board and Committee meeting attendance.
1 Board member as of the 2018 AGM.
2 Alexandre Zeller stepped down from the Board as of February 28, 2019.
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
The Governance and Nominations Committee performs an annual assessment of the independence of each Board member and reports its findings to the Board for the final determination of independence of each individual member. The Board has applied the independence criteria of the SIX Exchange Directive on Information relating to Corporate Governance, FINMA, the Swiss Code of Best Practice for Corporate Governance and the rules of the NYSE and the Nasdaq Stock Market (Nasdaq) in determining the definition of independence.

Independence criteria applicable to all Board members
In general, a director is considered independent if the director:
■ is not, and has not been for the prior three years, employed as an executive officer or in another function at the Group or any of its subsidiaries;
■ is not, and has not been for the prior three years, an employee or affiliate of our external auditor; and
■ does not maintain a material direct or indirect business relationship with the Group or any of its subsidiaries.
Whether or not a relationship between the Group or any of its subsidiaries and a member of the Board is considered material depends in particular on the following factors:
■ the volume and size of any transactions concluded in relation to the financial status and credit standing of the Board member concerned or the organization in which he or she is a partner, significant shareholder or executive officer;
■ the terms and conditions applied to such transactions in comparison to those applied to transactions with counterparties of a similar credit standing;
■ whether the transactions are subject to the same internal approval processes and procedures as transactions that are concluded with other counterparties;
■ whether the transactions are performed in the ordinary course of business; and
■ whether the transactions are structured in such a way and on such terms and conditions that the transaction could be concluded with a third party on comparable terms and conditions.
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
Specific independence considerations
Board members serving on the Audit Committee are subject to independence requirements in addition to those required of other Board members. None of the Audit Committee members may be an affiliated person of the Group or may, directly or indirectly, accept any consulting, advisory or other compensatory fees from us other than their regular compensation as members of the Board and its committees.
For Board members serving on the Compensation Committee, the independence determination considers all factors relevant to determining whether a director has a relationship with the Group that is material to that director’s ability to be independent from management in connection with the duties of a Compensation Committee member, including, but not limited to:
■ the source of any compensation of the Compensation Committee member, including any consulting, advisory or other compensatory fees paid by the Group to such director; and
■ whether the Compensation Committee member is affiliated with the Group, any of its subsidiaries or any affiliates of any of its subsidiaries.
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
Independence determination
As of December 31, 2018, all members of the Board were determined by the Board to be independent.
Board leadership
Chairman of the Board
The Chairman is a non-executive member of the Board, in accordance with Swiss banking law, and performs his role on a full-time basis, in line with the practice expected by FINMA, our main regulator. The Chairman:
■ coordinates the work within the Board;
■ works with the committee chairmen to coordinate the tasks of the committees;
■ ensures that the Board members are provided with the information relevant for performing their duties;
■ drives the Board agenda;
■ drives key Board topics, especially regarding the strategic development of the Group, succession planning, the structure and organization of the Group, corporate governance, as well as compensation and compensation structure, including the performance evaluation and compensation of the CEO and the Executive Board;
■ chairs the Board, the Governance and Nominations Committee, the Conduct and Financial Crime Control Committee and the Shareholder Meetings;
■ takes an active role in representing the Group to key shareholders, investors, regulators and supervisors, industry associations and other external stakeholders;
■ has no executive function within the Group;
■ with the exception of the Governance and Nominations Committee and the Conduct and Financial Crime Control Committee, is not a member of any of the other Board standing committees; and
■ may attend all or parts of selected committee meetings as a guest without voting power.

Vice-Chair
The Vice-Chair:
■ is a member of the Board;
■ is a designated deputy to the Chairman; and
■ assists the Chairman by providing support and advice to the Chairman, assuming the Chairman’s role in the event of the Chairman’s absence or indisposition and leading the Board accordingly.
There may be one or more Vice-Chairs. Severin Schwan currently serves as Vice-Chair.
Lead Independent Director
According to the Group’s OGR, the Board may appoint a Lead Independent Director. If the Chairman is determined not to be independent by the Board, the Board must appoint a Lead Independent Director. The Lead Independent Director:
■ may convene meetings without the Chairman being present;
■ takes a leading role among the Board members, particularly when issues between a non-independent Chairman and the independent Board members arise (for example, when the non-independent Chairman has a conflict of interest);
■ leads the Board’s annual assessment of the Chairman; and
■ ensures that the work of the Board and Board-related processes continue to run smoothly.
Severin Schwan currently also serves as the Lead Independent Director.
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
With responsibility for the overall direction, supervision and control of the company, the Board:
■ regularly assesses our competitive position and approves our strategic and financial plans and risk appetite statement and overall risk limits;
■ receives a status report at each ordinary meeting on our financial results, capital, funding and liquidity situation;
■ receives, on a monthly basis, management information packages, which provide detailed information on our performance and financial status, as well as quarterly risk reports outlining recent developments and outlook scenarios;
■ is provided by management with regular updates on key issues and significant events, as deemed appropriate or requested;
■ has access to all information concerning the Group in order to appropriately discharge its responsibilities;
■ reviews and approves significant changes in our structure and organization;
■ approves the annual variable compensation pools for the Group and the divisions and recommends total compensation of the Board and Executive Board for shareholder approval at the AGM;
■ provides oversight on significant projects including acquisitions, divestitures, investments and other major projects; and
■ along with its committees, is entitled, without consulting with management and at the Group’s expense, to engage external legal, financial or other advisors, as it deems appropriate, with respect to any matters within its authority.
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

Board evaluation
The Board performs a self-assessment once a year, where it reviews its own performance against the responsibilities listed in its charter and the Board’s objectives and determines future objectives, including any special focus objectives for the coming year. The Chairman does not participate in the discussion of his own performance. As part of the self-assessment, the Board evaluates its effectiveness with respect to a number of different aspects, including board structure and composition, communication and reporting, agenda setting and continuous improvement. From time to time, the Board may also mandate an external advisor to facilitate the evaluation process. The Board last mandated an external firm to perform a board effectiveness evaluation toward the end of 2016, which included a comprehensive review of Board processes and documentation, interviews by the external assessor with the Chairman and the individual Board members and the participation of the external assessor as an observer in Board and Board committee meetings. The results were presented to the Board in 2017 and the Board continued to monitor progress on the various recommendations made from the external evaluation during 2018. The Board agreed to target performing an external board effectiveness evaluation every three years.
Board changes
At the 2018 AGM, Michael Klein and Ana Paula Pessoa were elected as new members of the Board. Richard E. Thornburgh stepped down from the Board. The Board proposes Christian Gellerstad, former CEO of Pictet Wealth Management, and Shan Li, CEO of Silk Road Finance Corporation Limited, for election as new non-executive Board members at the AGM on April 26, 2019. Andreas Koopmann will not stand for re-election and Alexandre Zeller stepped down from the Board with effect from February 28, 2019. The Board proposes that all other current members of the Board be re-elected to the Board, proposes the re-election of Urs Rohner as Chairman and proposes Iris Bohnet, Christian Gellerstad, Kai S. Nargolwala and Michael Klein as members of the Compensation Committee.
Board – 2018 activities
During 2018, the Board focused on a number of key areas, including but not limited to the activities described below. Specifically, the Board:
■ continued to closely supervise the Group’s strategy implementation in the final year of the three-year restructuring program, with particular focus in 2018 on achieving profitability targets, execution of the cost savings program and the successful wind-down of the Strategic Resolution Unit by year-end 2018;
■ held its annual strategy workshop with the Executive Board to assess the strategic ambitions of each of the business divisions for 2019 and beyond;
■ conducted strategic business reviews, including a review of our Asia Pacific Wealth Management & Connected business and opportunities for increasing the collaboration between our investment banking and wealth management businesses;
■ closely monitored progress of the Group’s strategic EU program in an effort to ensure a smooth transition of all impacted business areas in anticipation of the UK’s expected withdrawal from the EU in 2019;
■ reviewed and approved the Group’s key financial targets for 2019 and the launch of a share buyback program, as announced at the 2018 Investor Day;
■ approved the establishment of a new Board committee, the Conduct and Financial Crime Control Committee, which will further focus the Board’s ongoing oversight of the effectiveness of the Group’s financial crime compliance programs;
■ continued to monitor progress on management’s implementation of the global Conduct and Ethics program, including enhanced oversight activities of the Conduct and Ethics Board (CEB), extensive employee engagement sessions and the development of a Group-wide Conduct and Ethics measurement dashboard;
■ held a comprehensive session on the Group’s talent management strategy, including key initiatives within the areas of recruitment, training and diversity and inclusion;
■ reviewed and approved variable compensation for the 2017 financial year for the Group and for the Executive Board; recommended the proposals for Executive Board compensation to the 2018 AGM for approval;
■ continued to focus on corporate governance at the Group’s major subsidiaries and held the third annual board leadership event, involving board members of the Group and each of the major subsidiaries;
■ reviewed and approved the Group’s risk appetite for 2019 and the risk management framework, following an assessment by the Risk Committee;
■ took the decision in December 2018 to propose PricewaterhouseCoopers AG as the new statutory auditor at the 2020 AGM, following a comprehensive evaluation process during 2018 led by the Audit Committee;
■ conducted an in-depth session on the scope and key elements of the Group’s cybersecurity programs, the evolving technology risk landscape and an assessment of the Group’s protection, detection and response capabilities; and
■ maintained Board-level focus on innovation and technology through the Board’s advisory Innovation and Technology Committee, including receiving updates from internal and external technology experts regarding emerging trends.

Board committees
The Board has five standing committees: the Governance and Nominations Committee, the Audit Committee, the Compensation Committee, the Risk Committee and the Conduct and Financial Crime Control Committee, which became effective in 2019. In addition, the Board retains an advisory committee, the Innovation and Technology Committee. Except for the Compensation Committee members, who are elected by the shareholders on an annual basis, the committee members are appointed by the Board for a term of one year.
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
Governance and Nominations Committee
The Governance and Nominations Committee consists of the Chairman, the Vice-Chair and the Chairs of the committees of the Board and other members appointed by the Board. It may include non-independent Board members. Our Governance and Nominations Committee currently consists of five members, following Alexandre Zeller’s departure from the Board as of February 28, 2019. All of our Governance and Nominations Committee members are independent.
The Governance and Nominations Committee generally meets on a monthly basis and the meetings are usually attended by the CEO. It may also ask other members of management or specialists to attend a meeting.
As part of its main duties and responsibilities, the Governance and Nominations Committee:
■ acts as counselor to the Chairman and supports him in the preparation of the Board meetings;
■ addresses the corporate governance issues affecting the Group and develops and recommends to the Board corporate governance principles and such other corporate governance-related documents as it deems appropriate for the Group;
■ reviews the independence of the Board members annually and recommends its assessment to the Board for final determination;
■ is responsible for setting selection criteria for Board membership, which shall reflect the requirements of applicable laws and regulations, and identifying, evaluating and nominating candidates for Board membership;
■ guides the Board’s annual performance assessment of the Chairman, the CEO and the members of the Executive Board;
■ proposes to the Board the appointment, replacement or dismissal of members of the Executive Board as well as other appointments requiring endorsement by the Board; and
■ reviews succession plans with the Chairman and the CEO relating to Executive Board positions and keeps informed on other top management succession plans.
Governance and Nominations Committee – 2018 activities
During 2018, the Governance and Nominations Committee focused on a number of key areas, including but not limited to the activities described below. Specifically, the Governance and Nominations Committee:
■ received regular updates from and continued to support the CEO on the execution of the Group’s three-year strategic restructuring plan announced in October 2015;
■ supported the Chairman in planning for the Board’s annual strategy workshop in 2018, which was focused on defining the Group’s strategic priorities following completion of the restructuring at the end of 2018;
■ assessed potential new Board member candidates during 2018 and recommended that Christian Gellerstad and Shan Li be proposed as new Board members for election at the 2019 AGM;
■ advised on the set-up of the new Conduct and Financial Crime Control Committee;
■ reviewed and endorsed board succession plans for our major subsidiary boards, including the appointments of new non-executive chairs of our major US and UK subsidiaries;
■ provided guidance for the annual performance assessments of the Chairman and the CEO; and
■ prepared the annual independence assessment of the Board members and recommended its approval by the Board.

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
As part of its main duties and responsibilities, the Audit Committee:
■ monitors and assesses the overall integrity of the financial statements as well as disclosures of the financial condition, results of operations and cash flows;
■ monitors the adequacy of the financial accounting and reporting processes and the effectiveness of internal controls over financial reporting;
■ monitors processes designed to ensure compliance by the Group in all significant respects with legal and regulatory requirements, including disclosure controls and procedures;
■ monitors the adequacy of the management of operational risks jointly with the Risk Committee, including the assessment of the effectiveness of internal controls that go beyond the area of financial reporting;
■ monitors the adequacy of the management of reputational risks, jointly with the Risk Committee; and
■ monitors the qualifications, independence and performance of the external auditors and of Internal Audit.
The Audit Committee is regularly informed about significant projects and initiatives aimed at further improving processes and receives regular updates on significant legal, compliance, disciplinary, tax and regulatory matters. Furthermore, the Audit Committee has established procedures for the receipt, retention and treatment of complaints of a significant nature regarding accounting, internal accounting controls, auditing or other matters alleging potential misconduct, including a whistleblower hotline to provide the option to report complaints on a confidential, anonymous basis.
Audit Committee – 2018 activities
During 2018, the Audit Committee focused on a number of key areas, including but not limited to the activities described below. Specifically, the Audit Committee:
■ performed its regular review of the quarterly and annual financial results and related accounting, reporting and internal control matters;
■ held specific reviews on certain accounting and reporting matters of particular relevance in 2018, such as Group tax matters, including the assessment of the US base erosion and anti-abuse tax;
■ maintained a focus on compliance topics through briefings at every regular meeting by the Chief Compliance and Regulatory Affairs Officer at the time on key compliance risks and associated internal controls;
■ conducted a comprehensive session on the Group’s anti-money laundering compliance framework and related processes and controls;
■ reviewed the Group’s whistleblowing processes and governance, as well as select cases and their resolution;
■ conducted a comprehensive review of the Group’s External Asset Manager business and the related risk management framework;
■ continued to monitor the Strategic Resolution Unit, with a particular focus on its wind-down and the subsequent transfer of the residual portfolio to the newly established ARU, separately disclosed within the Group’s Corporate Center;
■ reviewed, jointly with the Risk Committee, the governance, compliance and control framework at smaller business locations;
■ reviewed, jointly with the Risk Committee, the Group’s data management framework and related commitments made to regulators;
■ received regular updates by the Head of Internal Audit on key audit findings and held a dedicated workshop with the Internal Audit senior leadership team about their risk assessments for the organization and emerging risk and control themes;
■ led the tender of the Group audit mandate and recommended to the Board that PricewaterhouseCoopers AG be proposed as the new statutory auditor at the 2020 AGM.

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
The Audit Committee annually assesses the performance and effectiveness of the Internal Audit function. For 2018, the Audit Committee concluded that the Internal Audit function was effective.
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
External Auditor rotation
A tender of the Group audit mandate was conducted in the second half of 2018. All critical aspects of the tender, including the selection of audit firms to invite, the nature and extent of information sharing with the participating firms, as well as the evaluation criteria and process, were determined by the Audit Committee at the outset of the tender and subject to Audit Committee oversight during execution.
In advance of the tender, a review was undertaken by the Audit Committee to ensure impartiality among all individuals who would be involved in the process. As a precaution, one member of the Audit Committee was recused from participating in all aspects of the tender due to a potential conflict of interest.
A structured approach to evaluating the participating firms’ proposals was followed using a robust and objective set of assessment criteria that was shared with participating audit firms at the outset of the tendering process to provide transparency over how they would be evaluated.
At the conclusion of its evaluation, the Audit Committee recommended to the Board of Directors, and the Board of Directors approved, that PricewaterhouseCoopers be proposed as the new statutory auditor to the AGM in April 2020. The appointment is proposed to be effective for the fiscal year ending December 31, 2020 and is subject to shareholder approval.

Compensation Committee
The Compensation Committee consists of at least three members of the Board, all of whom must be independent. Our Compensation Committee currently consists of three members following Alexandre Zeller’s departure from the Board as of February 28, 2019, and will again consist of four members, subject to the election of the proposed Compensation Committee members at the 2019 AGM. All of our Compensation Committee members are independent.
Pursuant to its charter, the Compensation Committee holds at least four meetings per year. Additional meetings may be scheduled at any time. The meetings are attended by management representatives, as appropriate.
As part of its main duties and responsibilities, the Compensation Committee:
■ reviews the Group’s compensation policy;
■ establishes new compensation plans or amending existing plans and recommends them to the Board for approval;
■ reviews the performance of the Group and the divisions and recommends the variable compensation pools for the Group and the divisions to the Board for approval;
■ proposes individual compensation for the Board members to the Board;
■ discusses and recommends to the Board a proposal for the CEO’s compensation;
■ discusses and recommends to the Board the Executive Board members’ compensation based on proposals by the CEO; and
■ reviews and recommends to the Board the compensation for individuals being considered for an Executive Board position.
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
Compensation Committee – 2018 activities
During 2018, the Compensation Committee focused on a number of key areas, including but not limited to the activities described below. Specifically, the Compensation Committee:
■ continued to engage extensively with shareholders on compensation, including holding numerous meetings with shareholders involving the Chairman, the Compensation Committee Chair and the Chief Human Resources Officer at the time; feedback and key issues resulting from these meetings were addressed regularly by the full committee;
■ reviewed and approved the Executive Board compensation design for 2019, which remained consistent with the 2018 compensation design, and recommended the performance metrics and targets for the 2019 STI and LTI awards, reflecting the Group’s strategy and financial goals for 2019;
■ conducted the annual review of the Group’s compensation framework and determined that it remains fit for purpose and aligned with our compensation objectives overall;
■ assessed the Group’s performance and determined the variable compensation pools for 2018, taking into account the input from the Group’s risk and control functions, including the Conduct and Ethics boards;
■ previewed the proposed variable compensation amounts for specific groups of employees, in line with regulatory guidance and the Group’s compensation policy, including any disciplinary issues and/or points of positive recognition;
■ received and assessed periodic reports on industry and regulatory developments, including executive pay trends, competitor practices and key corporate governance developments and regulatory themes with implications for compensation; and
■ reviewed and approved the 2018 edition of the Group’s Compensation Policy and Implementation Standards and continued to focus on ensuring comprehensive and transparent disclosure in the Group’s compensation report.

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
The Risk Committee is responsible for assisting the Board in fulfilling its oversight responsibilities by periodically reviewing the Group’s risk management function, its resources and key risks.
As part of its main duties and responsibilities, the Risk Committee:
■ reviews and assesses the integrity and adequacy of the risk management function of the Group;
■ reviews and calibrates risk appetite at the Group level and at the level of key businesses, considering capital, liquidity, funding, credit, market, climate and, jointly with the Audit Committee, operational and reputational risk;
■ reviews and calibrates major risk concentrations;
■ reviews and assesses, jointly with the Audit Committee, the status of major infrastructure and committed change programs;
■ reviews and assesses, jointly with the Audit Committee, the internal control environment of the Group, including business continuity management, the enterprise risk and control framework and the firm-wide risk management framework as well as the control functions’ input into remuneration; and
■ reviews the Group’s policy in respect of corporate responsibility and sustainable development.
The Risk Committee is regularly informed about the risk profile of the Group, including major risk topics and key initiatives aimed at responding to regulatory change and further improving risk management across the Group.
The Risk Committee furthermore looks to ensure that key risk developments are addressed appropriately, such as the evolving cyber risk landscape. Senior management, including the Board and its Risk Committee, is actively engaged and regularly informed on the extent of the threats and mitigations in place to manage cyber incidents. Related business continuity and response plans are rehearsed regularly at all levels, up to and including the Executive Board. Significant incidents are escalated to the Risk Committee together with lessons learned and mitigation plans.
Risk Committee – 2018 activities
During 2018, the Risk Committee focused on a number of key areas, including but not limited to the activities described below. Specifically, the Risk Committee:
■ maintained its focus on supporting the Board in reviewing strategically important topics, including adequacy of capital, liquidity and funding and the allocation of capital to Group businesses and major legal entities;
■ received regular updates on key change programs in line with regulatory expectations including the Basel Committee on Banking Supervision 239 principles for effective risk data aggregation and risk reporting;
■ reviewed and endorsed the 2019 risk appetite framework, including the risk appetite statement for the Group, based on an integrated risk and financial planning process;
■ oversaw the Group’s responses to key risk developments, including sanctions, reputational risks and various country risks;
■ monitored aspects of the Group’s risk management framework, for example, with respect to liquidity risk, stress testing and the control framework;
■ conducted focused credit risk reviews for a number of risk concentrations, including key lending businesses, collateral concentrations and unsecured exposures;
■ regularly monitored the risk profile and risk appetite for various businesses, including our commodity trade finance, asset management and income producing real estate businesses;
■ monitored the migration of certain business activities between Group entities with a focus on capital and risk management;
■ reviewed, jointly with the Audit Committee, risks related to customer risk, data management and conduct risk; and
■ reviewed the Group’s policy and position with respect to reputational risk and sustainability, with particular focus on changes made to our reputational risk framework and policy in 2018, reputational risk assessments conducted in the divisions and international policy developments in the area of sustainability, such as in connection with the recommendations of the Financial Stability Board’s Task Force on Climate-related Financial Disclosures and our sustainability risk review process.

Conduct and Financial Crime Control Committee
In 2018, the Board decided to establish the Conduct and Financial Crime Control Committee, which became effective in 2019, reflecting the Group’s priority to rigorously address financial crime risk and ensure that the highest standards of conduct and vigilance are maintained throughout the Group. The Conduct and Financial Crime Control Committee consists of at least three members. It may include non-independent members. The Chair of the Audit Committee is generally appointed as one of the members of the Conduct and Financial Crime Control Committee. The Conduct and Financial Crime Control Committee currently consists of five members, all of whom are independent.
Pursuant to its charter, the Conduct and Financial Crime Control Committee holds at least four meetings a year. The Conduct and Financial Crime Control Committee may convene for additional meetings throughout the year in order to appropriately discharge its responsibilities. The meetings are attended by management representatives and representatives of Internal Audit and the Group’s external auditors, as appropriate.
The Conduct and Financial Crime Control Committee assists the Board in fulfilling its oversight duties with respect to the Group’s exposure to financial crime risk. It is tasked with monitoring and assessing the effectiveness of financial crime compliance programs and initiatives focused on improving conduct and vigilance within the context of combatting financial crime.
As part of its main duties and responsibilities, the Conduct and Financial Crime Control Committee:
■ reviews and assesses the Group’s overall compliance framework for addressing financial crime risk, including policies, procedures and organizational set-up;
■ monitors and assesses the effectiveness of financial crime compliance programs, including those with respect to the following areas: anti-money laundering, client identification and know-your-client procedures, client on and off boarding, politically exposed persons, economic and trade sanctions, anti-bribery, anti-corruption and client tax compliance;
■ reviews the status of the relevant policies and procedures and the implementation of significant initiatives focused on improving conduct and vigilance within the context of combatting financial crime, including employee awareness and training programs;
■ reviews and monitors investigations into allegations of financial crime or other reports of misconduct pertaining to the areas specified above;
■ provides input, as relevant and appropriate, for the Group’s compensation process with respect to financial crime compliance and related conduct matters; and
■ reviews jointly with the Audit Committee and/or Risk Committee any matters for which a joint review is determined to be appropriate, including the annual compliance risk assessment and the Group’s framework for addressing conduct risk.
The Conduct and Financial Crime Control Committee is regularly updated by management and, as appropriate, by external experts, on regulatory, legislative and industry specific developments with respect to financial crime compliance.
The responsibilities assumed by the new Conduct and Financial Crime Control Committee were previously performed by the Audit Committee in the context of its oversight role over significant compliance matters.
Innovation and Technology Committee
The Board established an Innovation and Technology Committee as an interdisciplinary advisory group in 2015. The group acts as a senior platform to discuss internal progress in relation to innovation and technology initiatives, as well as relevant industry-wide technology trends. The Innovation and Technology Committee is chaired by former Group Board member Sebastian Thrun in his role as senior advisor. Participants in the Innovation and Technology Committee include Board members, members of management, internal technology experts and a senior cybersecurity advisor. In 2018, the Innovation and Technology Committee held three meetings. Committee activities included a review of selected innovation projects in the area of online banking and the digital transformation within our compliance function and an assessment of the Group’s cyber and information security-related operations and future outlook, which supplemented a cybersecurity review performed by the Board earlier in the year. The committee was regularly briefed about the activities and progress of Credit Suisse Labs, a business wholly owned and operated by Credit Suisse, which focuses on the development of new business and technology concepts, products and platforms for use by Credit Suisse and potentially the broader banking industry. The committee also received updates on emerging technology and cybersecurity trends.

Biographies of the Board members
Urs Rohner
Born 1959
Swiss Citizen
Board member since 2009
Chairman of the Board

Professional history
2004–present	Credit Suisse
Chairman of the Board and the Governance and Nominations Committee (2011–present)
Chair of the Conduct and Financial Crime Control Committee (2019–present)
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
European Financial Services Roundtable, member[1]
University of Zurich Department of Economics, chairman of the advisory board
Lucerne Festival, board of trustees member
1 Mr. Rohner performs functions in these organizations in his capacity as Chairman of the Group.
Iris Bohnet
Born 1966
Swiss Citizen
Board member since 2012

Professional history
2012–present	Credit Suisse
Member of the Compensation Committee (2012–present)
Member of the Innovation and Technology Committee (2015–present)
1998–present	Harvard Kennedy School
Academic Dean (2018–present, 2010–2014)
Albert Pratt Professor of Business and Government (2018–present)
Director of the Women and Public Policy Program (2008–present)
Professor of public policy (2006–2018)
Associate professor of public policy (2003–2006)
Assistant professor of public policy (1998–2003)
1997–1998	Haas School of Business, University of California at Berkeley, visiting scholar
Education
1997	Doctorate in Economics, University of Zurich, Switzerland
1992	Master’s degree in Economic History, Economics and Political Science, University of Zurich, Switzerland
Other activities and functions
Applied, board member
Economic Dividends for Gender Equality (EDGE), advisory board member
We share tech, advisory board member
Women in Banking and Finance, patron
UK Government's Equalities Office/BIT, advisor
Take The Lead Women, advisor
genEquality, advisor

Andreas Gottschling
Born 1967
German Citizen
Board member since 2017

Professional history
2017–present	Credit Suisse
Chair of the Risk Committee (2018–present)
Member of the Governance and Nominations Committee (2018–present)
Member of the Audit Committee (2018–present)
Member of the Risk Committee (2017–present)
Member of the board of Credit Suisse International and Credit Suisse Securities (Europe) Limited (UK subsidiaries) (2018–present)
2013–2016	Erste Group Bank, Vienna, Chief Risk Officer and Member of the Management Board
2012–2013	McKinsey and Company, Zurich, Senior Advisor Risk Practice
2005–2012	Deutsche Bank, London, Frankfurt and Zurich
Member of the Risk Executive Committee & Divisional Board (2005–2012)
Global Head Operational Risk (2006-2010)
2003–2005	LGT Capital Management, Switzerland, Head of Quant Research
2000–2003	Euroquants, Germany, Consultant
1997–2000	Deutsche Bank, Frankfurt, Head of Quantitative Analysis
Education
1997	Doctorate in Economics, University of California, San Diego, USA
1991	Postgraduate Studies in Physics, Mathematics and Economics, Harvard University, Cambridge, US
1990	Degrees in Mathematics and Economics, University of Freiburg, Germany
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
Other activities and functions
Adecco Group Ltd., board member and chairman of the governance and nomination committee
SIHAG Swiss Industrial Holding Ltd, board member

Michael Klein
Born 1963
US Citizen
Board member since 2018

Professional history
2018–present	Credit Suisse
Member of the Risk Committee (2018–present)
2010–present	M Klein & Company, Managing Partner
1985–2008	Citigroup
Vice Chairman
Chairman Institutional Clients Group
Chairman & Co-CEO Markets & Banking
Co-President Markets & Banking
CEO, Global Banking
CEO Markets and Banking EMEA
Various senior management positions
Education
1985	Bachelors of Science in Economics (Finance and Accounting), The Wharton School, University of Pennsylvania
Other activities and functions
Churchill Capital Corporation, co-founder and chairman of the board
TBG Limited, member of the board
Akbank, member of the international advisory board
Harvard Global Advisory Council, member
Peterson Institute for International Economics, board member
The World Food Programme, investment advisory board member
Conservation International, board member
Horace Mann School, board of trustees member
Andreas N. Koopmann
Born 1951
Swiss and French Citizen
Board member since 2009

Professional history
2009–present	Credit Suisse
Member of the Compensation Committee (2013–present)
Member of the Risk Committee (2009–2018)
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
Other activities and functions
Georg Fischer AG, chairman of the board
CSD Group, vice-chairman of the board
Sonceboz SA, board member
Swiss Board Institute, member of the board of trustees
Economiesuisse, board member
EPFL, Lausanne, Switzerland, strategic advisory board member
EPFL+ Foundation, member of the board of trustees

Seraina Macia
Born 1968
Swiss and Australian Citizen
Board member since 2015

Professional history
2015–present	Credit Suisse
Member of the Risk Committee (2018–present)
Member of the Audit Committee (2015–2018)
2017–present	Blackboard U.S. Holdings, Inc. (AIG Corporation)
Executive vice president & CEO of Blackboard (AIG technology-focused subsidiary; formerly Hamilton USA)
2016–2017	Hamilton Insurance Group
CEO Hamilton USA
2013–2016	AIG Corporation
Executive vice-president and CEO Regional Management & Operations of AIG, New York (2015–2016)
CEO and President of AIG EMEA, London (2013–2016)
2010–2013	XL Insurance North America, chief executive
2002–2010	Zurich Financial Services
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
Rating agency coordinator, Swiss Re Group (2000)
Senior underwriter and deputy head of financial products, Melbourne (1996–1999)
Various senior underwriting and finance positions, Zurich (1990–1996)
Education
2001	Chartered Financial Analyst (CFA), CFA Institute, US
1999	MBA, Monash Mt Eliza Business School, Australia
1997	Post-graduate certificate in Management, Deakin University, Australia
Other activities and functions
BanQu, chair
CFA Institute, member
Food Bank for New York City, board member
Kai S. Nargolwala
Born 1950
Singaporean Citizen
Board member since 2013

Professional history
2008–present	Credit Suisse
Member of the Conduct and Financial Crime Control Committee (2019–present)
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

Ana Paula Pessoa
Born 1967
Brazilian Citizen
Board member since 2018

Professional history
2018–present	Credit Suisse
Member of the Conduct and Financial Crime Control Committee (2019–present)
Member of the Audit Committee (2018–present)
Member of the Innovation and Technology Committee (2018–present)
2017–present	Kunumi AI, Partner, Investor and Chair
2015–2017	Olympic & Paralympic Games 2016, CFO of Organising Committee
2012–2015	Brunswick Group, Managing partner of Brazilian Branch
2001–2011	Infoglobo Newspaper Group, CFO and Innovation Director
1993–2001	Globo Organizations, Senior Management positions in several media divisions
Education
1991	MA, FRI (Development Economics), Stanford University, California
1988	BA, Economics and International Relations, Stanford University, California
Other activities and functions
Aegea Saneamento SA, board member
Vinci Group, board member
News Corporation, board member
Instituto Atlántico de Gobierno, advisory board member
The Nature Conservancy, advisory board member
Stanford Alumni Brasil Association (SUBA), board member
Fundação Roberto Marinho, member of the audit committee
Global Advisory Council for Stanford University, member
Joaquin J. Ribeiro
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
Member of the Conduct and Financial Crime Control Committee (2019–present)
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
Other activities and functions
Ardonagh Group Limited, chairman
Salcombe Brewery Limited, chairman

Alexandre Zeller
Born 1961
Swiss Citizen
Board member 2017–2019

Professional history
2016–2019	Credit Suisse[1]
Member of the Governance and Nominations Committee (2017–2019)
Member of the Compensation Committee (2017–2019)
Member of the Innovation and Technology Committee (2018–2019)
Chairman of the board of Credit Suisse (Schweiz) AG (Swiss subsidiary) (2016–2019)
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
1984–1987	Nestlé SA, Switzerland, International Operational Auditor
Education
1999	Advanced Management Program, Harvard Business School, US
1989	Corporate Finance and Capital Markets, International Bankers School, US
1982	Degree in Economics (Business Administration), University of Lausanne, Switzerland
Other activities and functions
Kudelski S.A., board member
Maus Frères S.A., board member
Swiss Finance Council, chairman[2]
Swiss Board Institute, advisory council member
Schweizer Berghilfe, foundation board member
Studienzentrum Gerzensee, foundation board member
1 Mr. Zeller stepped down from the Board as of February 28, 2019.
2 Mr. Zeller performed functions in this organization in his former capacity as chairman of Credit Suisse (Schweiz) AG.
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
Secretaries of the Board
Joan E. Belzer
Roman Schaerer

Executive Board
Membership
The Executive Board is the most senior management body of the Group. Its members are appointed by the Board. Prior to the appointment of an Executive Board member, the terms and conditions of the individual’s employment contract with the Group are reviewed by the Compensation Committee. The Executive Board currently consists of twelve members. The composition of the Executive Board of the Group and the Bank is identical, with the exception of Thomas Gottstein, who is a member of the Executive Board of the Group, but not the Bank. There were no changes in the composition of the Executive Board during 2018. The individual members of the Executive Board are listed in the tables below.
Members of the Executive Board as of December 31, 2018
	Executive Board member since	Role
December 31, 2018
Tidjane Thiam, Chief Executive Officer	2015	Group CEO
James L. Amine, CEO Investment Banking & Capital Markets	2014	Divisional Head
Pierre-Olivier Bouée, COO	2015	Corporate Function Head
Romeo Cerutti, General Counsel	2009	Corporate Function Head
Brian Chin, CEO Global Markets	2016	Divisional Head
Peter Goerke, Chief Human Resources Officer	2015	Corporate Function Head
Thomas P. Gottstein, CEO Swiss Universal Bank	2015	Divisional Head
Iqbal Khan, CEO International Wealth Management	2015	Divisional Head
David R. Mathers, Chief Financial Officer	2010	Corporate Function Head
Joachim Oechslin, Chief Risk Officer	2014	Corporate Function Head
Helman Sitohang, CEO Asia Pacific	2015	Divisional Head
Lara J. Warner, Chief Compliance and Regulatory Affairs Officer	2015	Corporate Function Head
Executive Board changes
On February 26, 2019, the Group announced several changes to the Executive Board with immediate effect. Lydie Hudson and Antoinette Poschung were appointed as new Executive Board members in the roles of Chief Compliance Officer and Global Head of Human Resources, respectively. Lara Warner, who previously held the role of Chief Compliance and Regulatory Affairs Officer, was appointed Chief Risk Officer. Peter Goerke, former Chief Human Resources Officer, and Joachim Oechslin, former Chief Risk Officer, stepped down from the Executive Board.
Members of the Executive Board as of February 26, 2019
	Executive Board member since	Role
February 26, 2019
Tidjane Thiam, Chief Executive Officer	2015	Group CEO
James L. Amine, CEO Investment Banking & Capital Markets	2014	Divisional Head
Pierre-Olivier Bouée, COO	2015	Corporate Function Head
Romeo Cerutti, General Counsel	2009	Corporate Function Head
Brian Chin, CEO Global Markets	2016	Divisional Head
Thomas P. Gottstein, CEO Swiss Universal Bank	2015	Divisional Head
Lydie Hudson, Chief Compliance Officer	2019	Corporate Function Head
Iqbal Khan, CEO International Wealth Management	2015	Divisional Head
David R. Mathers, Chief Financial Officer	2010	Corporate Function Head
Antoinette Poschung, Global Head of Human Resources	2019	Corporate Function Head
Helman Sitohang, CEO Asia Pacific	2015	Divisional Head
Lara J. Warner, Chief Risk Officer	2015	Corporate Function Head

Responsibilities
The Executive Board is responsible for the day-to-day operational management of the Group under the leadership of the CEO.
As part of its main duties and responsibilities, the Executive Board:
■ establishes the strategic business plans for the Group overall as well as for the principal businesses, subject to approval by the Board;
■ regularly reviews and coordinates significant initiatives, projects and business developments in the divisions and the corporate functions, including important risk management matters;
■ regularly reviews the consolidated and divisional financial performance, including progress on key performance indicators, as well as the Group’s capital and liquidity positions and those of its major subsidiaries;
■ appoints and dismisses senior managers, with the exception of managers from Internal Audit, and periodically reviews senior management talent across the Group and talent development programs;
■ reviews and approves business transactions, including mergers, acquisitions, establishment of joint ventures and establishment of subsidiary companies; and
■ approves key policies for the Group.
Executive Board committees
The Executive Board has several standing committees, which are chaired by an Executive Board member and meet periodically throughout the year and/or as required. These committees are:
■ Capital Allocation & Risk Management Committee (CARMC): CARMC is responsible for overseeing and directing our risk profile, recommending risk limits at the Group level to the Risk Committee and the Board, establishing and allocating risk appetite among the various businesses, reviewing new significant business strategies or changes in business strategies including business migrations, making risk-related decisions on escalations and for applying measures, methodologies and tools to monitor and manage the risk portfolio. CARMC meets monthly and conducts reviews according to three rotating cycles: the asset & liability management cycle (chaired by the CFO), the market & credit risks cycle (chaired by the Chief Risk Officer (CRO)) and the internal control system cycle (jointly chaired by the CRO and the Chief Compliance and Regulatory Affairs Officer (CCRO) or the Chief Compliance Officer (CCO) since the organizational change on February 26, 2019).
■ Valuation Risk Management Committee (VARMC): the VARMC (chaired by the CFO) is responsible for establishing policies regarding the valuation of certain material assets and the policies and calculation methodologies applied in the valuation process. Additionally, the VARMC is responsible for monitoring and assessing valuation risks, reviewing inventory valuation conclusions and directing the resolution of significant valuation issues.
■ Risk Process & Standards Committee (RPSC): the RPSC (chaired by the CRO) reviews major risk management processes, issues general instructions, standards and processes concerning risk management, approves material changes in market, credit and operational risk management standards, policies and related methodologies and approves the standards of our internal models used for calculating regulatory capital.
■ Reputational Risk & Sustainability Committee (RRSC): the RRSC (chaired by the CRO) sets policies and reviews processes and significant cases relating to reputational risks and sustainability issues. It also reviews adherence to our reputational and sustainability policies and oversees their implementation.
■ Group Conduct and Ethics Board: the Group CEB (co-chaired by the Chief Human Resources Officer and the CCRO or the Global Head of Human Resources and the CCO since the organizational change on February 26, 2019) is responsible for overseeing how conduct and ethics matters are handled within the divisions and corporate functions and ensuring consistency and alignment of practices across the Group. The Group CEB conducts reviews of employee sanctions and may perform subsequent evaluations for specific matters that have been escalated by the CEBs established for each division and the corporate functions. The Group CEB also oversees the activities of the newly established role of the conduct and ethics ombudsperson.
In July 2018, the new role of conduct and ethics ombudsperson was created as a result of a review of the Group’s global approach to handling claims of sexual harassment. The review was initiated by our Chief Executive Officer in March 2018 and led by our General Counsel and our Chief Compliance and Regulatory Affairs Officer and our Chief Human Resources Officer at the time. The ombudsperson is accountable directly to the Chief Executive Officer and the Group Conduct and Ethics Board. The ombudsperson’s role is to serve as a point of immediate escalation when sexual harassment claims arise and to ensure there is appropriate awareness of and attention to such claims. The ombudsperson works with our Compliance, General Counsel and Human Resources functions as well as our business divisions to review our relevant global training programs, policies and protocols, so that they can be further enhanced as part of our efforts to prevent sexual harassment at work and to make sure all cases are managed in a fair, accurate and consistent way within our global framework.
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
Born 1962
French and Ivorian Citizen
Member since 2015
Chief Executive Officer

Professional history
2015–present	Credit Suisse
Chief Executive Officer of the Group (2015–present)
Member of the board of Credit Suisse (Schweiz) AG (Swiss subsidiary) (2016–present)
2008–2015	Prudential plc
Group Chief Executive (2009–2015)
Chief Financial Officer (2008–2009)
2002–2008	Aviva
Chief Executive, Europe (2006–2008)
Managing director, International (2004–2006)
Group strategy & development director (2002–2004)
2000–2002	McKinsey & Co, partner, Paris
1998–1999	Minister of planning and development, Côte d’Ivoire
1994–1999	National Bureau for Technical Studies & Development, Côte d’Ivoire, Chairman and Chief Executive
Prior to 1994	McKinsey & Co, consultant, Paris, London and New York
Education
1988	Master of Business Administration, INSEAD
1986	Advanced Mathematics and Physics, Ecole Nationale Supérieure des Mines de Paris
1984	Ecole Polytechnique, Paris
Other activities and functions
21st Century Fox, board member
Group of Thirty (G30), member
International Business Council of the World Economic Forum, member
Swiss-American Chamber of Commerce, board member
James L. Amine
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
Other activities and functions
Brown University, President's Advisory Council on Economics
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
Born 1962
Swiss Citizen
Member 2015–2019
Chief Human Resources Officer

Professional history
2015–present	Credit Suisse
Chief Human Resources Officer (2017–2019)
Head of Human Resources, Communications & Branding (2015–2017)
2011–2015	Prudential plc
Group Human Resources director and member of the Group Executive Committee (2011–2015)
Chairman of the Group Head Office Management Committee (2012–2015)
Director of Corporate Property (2012–2015)
2005–2010	Zurich Financial Services, AG, Switzerland, Group Head of Human Resources and Member of the Group Management Board
2000–2005	Egon Zehnder International, Switzerland, Head of Global Insurance Practice
1997–2000	McKinsey & Company, Zurich and Chicago, Senior engagement manager
1989–1996	Abegglen Management Consultants, Switzerland, Various positions up to partner
Education
2002	Advanced Management Program (AMP), University of Pennsylvania – The Wharton School
1998	lic.oec., University of St. Gallen
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
Head of Investment Banking Coverage Switzerland (2010–2013)
Co-Head of Equity Capital Markets EMEA (2007–2009)
Head of Equity Capital Markets Switzerland, Austria and Scandinavia, London (2005–2007)
Head of Equity Capital Markets Switzerland, Zurich (2002–2005)
Investment Banking Department Switzerland (1999–2002)
Prior to 1999	UBS, Telecoms Investment Banking and Equity Capital Markets
Education
1996	Doctoral degree in Finance and Accounting, University of Zurich
1989	Degree in Business Administration and Economics, University of Zurich
Other activities and functions
Pension Fund of Credit Suisse Group (Switzerland), member of the foundation board and investment committee
Credit Suisse Foundation, member of the foundation board
Private Banking Steering Committee of the Swiss Banking Association, member
FINMA Private Banking Panel, member
Swiss Entrepreneurs Foundation, member of the foundation board
Opernhaus Zurich, board member
Lydie Hudson
Born 1979
US Citizen
Member since 2019
Chief Compliance Officer

Professional history
2008–present	Credit Suisse
Chief Compliance Officer (2019–present)
Chief Operating Officer, Global Markets (2015–2019)
Chief Operating Officer, Global Equities (2014–2015)
Various management and strategy roles in Equities, Fixed Income and Asset Management (2008–2014)
2006–2008	The Boston Consulting Group, consultant
2001–2004	Lehman Brothers, associate, analyst, Global Real Estate Group
Education
2006	Master in Business Administration (MBA), Harvard Business School
2001	Bachelor of Arts, International Politics and Economics, Middlebury College
Other activities and functions
Good Shepherd Services, board member
World Economic Forum, Young Global Leader

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
Credit Suisse Foundation, board member
David R. Mathers
Born 1965
British Citizen
Member since 2010
Chief Financial Officer

Professional history
1998–present	Credit Suisse
Chief Financial Officer (2010–present)
CEO of Credit Suisse International and Credit Suisse Securities (Europe) Limited (UK subsidiaries) (2016–present)
Head of Strategic Resolution Unit (2015–2018)
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
Other activities and functions
European CFO Network, member
Academic awards and grants at Robinson College, Cambridge, sponsor

Joachim Oechslin
Born 1970
Swiss Citizen
Member 2014–2019
Chief Risk Officer

Professional history
2014–present	Credit Suisse
Chief Risk Officer (2014–2019)
Member of the board of Credit Suisse Holdings (USA), Inc. / Credit Suisse (USA), Inc. / Credit Suisse Securities (USA) LLC (US subsidiaries) (2016–2019)
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
Other activities and functions
International Financial Risk Institute, member
Credit Suisse Foundation, board member
Antoinette Poschung
Born 1956
Swiss Citizen
Member since 2019
Global Head of Human Resources

Professional history
2008–present	Credit Suisse
Global Head of Human Resources (2019-present)
Conduct and ethics ombudsperson (2018–present)
Head of Human Resources for Corporate Functions (2018–2019)
Head of Talent Development & Organizational Effectiveness (2015–2017)
Head of Compensation, Benefits & Payroll (2012–2014)
Head of Human Resources Shared Services (2008–2012)
2007–2008	AXA-Winterthur, member of the Executive Board and Head of Human Resources
2003–2007	Winterthur Swiss Insurance Group, Head of Human Resources
2001–2003	Canton Zurich, Head of Human Resources for the Cantonal Administration
1998–2001	Baloise Group, Head of Human Resources Basler Insurance
Education
2016	Certificate of Organizational and Executive Coaching, Columbia University
1989	Master in Education, Psychology and Philosophy, University of Zurich
Other activities and functions
Ms. Poschung currently does not hold directorships in other organizations.

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
Other activities and functions
Credit Suisse Foundation, board member
Room to Read Singapore Ltd., advisory board member
Lara J. Warner
Born 1967
Australian and US Citizen
Member since 2015
Chief Risk Officer

Professional history
2002–present	Credit Suisse
Chief Risk Officer (2019–present)
Chief Compliance and Regulatory Affairs Officer (2015–2019)
Chief Operating Officer, Investment Banking (2013–2015)
Chief Financial Officer, Investment Banking (2010–2015)
Head of Global Fixed Income Research (2009–2010)
Head of US Equity Research (2004–2009)
Senior Equity Research Analyst (2002–2004)
1999–2001	Lehman Brothers, equity research analyst
Prior to 1999	AT&T
Director of Investor Relations (1997–1999)
Chief Financial Officer, Competitive Local Exchange Business (1995-1997)
Various finance and operating roles (1988-1995)
Education
1988	Bachelor of Science – Finance, Pennsylvania State University
Other activities and functions
Pennsylvania State University Board of Visitors, member
Women’s Leadership Board of Harvard University’s John F. Kennedy School of Government, chair emeritus
Aspen Institute’s Business and Society Program, board member
Harvard Kennedy School – Dean's Executive Committee, board member

Additional information
Banking relationships with Board and Executive Board members and related party transactions
The Group is a global financial services provider. Many of the members of the Board and the Executive Board, their close family members or companies associated with them maintain banking relationships with us. The Group or any of its banking subsidiaries may from time to time enter into financing and other banking agreements with companies in which current members of the Board or the Executive Board have a significant influence as defined by the SEC, such as holding executive and/or board level roles in these companies. With the exception of the transactions described below, relationships with members of the Board or the Executive Board and such companies are in the ordinary course of business and are entered into on an arm’s length basis. Also, unless otherwise noted, all loans to members of the Board, members of the Executive Board, their close family members or companies associated with them were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and did not involve more than the normal risk of collectability or present other unfavorable features. As of December 31, 2018, 2017 and 2016, there were no loan exposures to such related parties that were not made in the ordinary course of business and at prevailing market conditions.
> Refer to “Board loans” and “Executive Board loans (audited)” in V – Compensation – Board of Directors compensation and – Executive Board compensation for 2018, respectively, for the outstanding loans to members of the Board and the Executive Board.
Related party transactions
Tier 1 capital instruments
Beginning in February 2011, the Group entered into agreements with entities affiliated with Qatar Investment Authority (QIA) and The Olayan Group, each of which has significant holdings of Group shares and other Group financial products, to purchase tier 1 high-trigger capital instruments. The agreements were subsequently amended in 2012 and 2013.
In October 2018, the Group redeemed the following tier 1 high-trigger capital instruments:
■ USD 1.725 billion, 9.5%, held by an affiliate of The Olayan Group;
■ USD 1.72 billion, 9.5%, held by an affiliate of QIA; and
■ CHF 2.5 billion, 9.0%, held by an affiliate of QIA.
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
> Refer to “Note 30 – Related parties” in VI – Consolidated financial statements – Credit Suisse Group for further information on related party transactions.
Other
In December 2018, a subsidiary of the Group executed a transaction with an affiliate to sell a minority interest in a trading platform for a gain of approximately USD 80 million.
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
In 2018, upon the recommendation of the Audit Committee, the Board proposed PricewaterhouseCoopers as the new statutory auditor at the 2020 AGM, effective for the fiscal year ending December 31, 2020 and subject to shareholder approval.
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
Fees paid to external auditors
in	2018	2017	% change
Fees paid to external auditors (CHF million)
Audit services [1]	49.8	51.4	(3)
Audit-related services [2]	5.7	7.2	(21)
Tax services [3]	3.0	3.3	(9)
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
KPMG provides a report as to its independence to the Audit Committee at least once a year. In accordance with our pre-approval policy and as in prior years, all KPMG non-audit services provided in 2018 were pre-approved. KPMG is required to report to the Audit Committee periodically regarding the extent of services provided by KPMG and the fees for the services performed as of that date.
Other information
Complying with rules and regulations
We fully adhere to the principles set out in the Swiss Code of Best Practice for Corporate Governance, dated August 28, 2014, including its appendix stipulating recommendations on the process for setting compensation for the Board and the Executive Board.
In connection with our primary listing on the SIX, we are subject to the SIX Directive on Information relating to Corporate Governance, dated March 20, 2018. Our shares are also listed on the NYSE in the form of ADS and certain of the Group’s exchange traded notes are listed on Nasdaq. As a result, we are subject to certain US rules and regulations. We adhere to the NYSE’s and Nasdaq’s corporate governance listing standards (NYSE and Nasdaq standards), with a few exceptions where the rules are not applicable to foreign private issuers.
The following are the significant differences between our corporate governance standards and the corporate governance standards applicable to US domestic issuers listed on the NYSE and Nasdaq:
■ Approval of employee benefit plans: NYSE and Nasdaq standards require shareholder approval of the establishment of, and material revisions to, certain equity compensation plans. We comply with Swiss law, which requires that shareholders approve the creation of conditional capital used to allow for the issuance of shares for employee benefit plans and other equity compensation plans, but does not require shareholders to approve the terms of those plans.
■ Risk assessment and risk management: NYSE standards allocate to the Audit Committee responsibility for the discussion of guidelines and policies governing the process by which risk assessment and risk management is undertaken, while at the Group these duties are assumed by the Risk Committee. Whereas our Audit Committee members satisfy the NYSE as well as Nasdaq independence requirements, our Risk Committee may include non-independent members.
■ Independence of nominating and corporate governance committee: NYSE and Nasdaq standards require that all members of the nominating and corporate governance committee be independent. The Group’s Governance and Nominations Committee is currently composed entirely of independent members, but according to its charter, may include non-independent members.
■ Reporting: NYSE standards require that certain board committees report specified information directly to shareholders, while under Swiss law only the Board reports directly to the shareholders and the committees submit their reports to the full Board.
■ Appointment of the external auditor: NYSE and Nasdaq standards require that an Audit Committee of a listed company comply with and have the authority necessary to comply with the requirements of Rule 10A-3 of the Securities Exchange Act of 1934. Rule 10A-3 requires the Audit Committee to be directly responsible for the appointment, compensation, retention and oversight of the external auditor unless there is a conflicting requirement under home country law. Under Swiss law, the appointment of the external auditor must be approved by the shareholders at the AGM based on the proposal of the Board, which receives the advice and recommendation of the Audit Committee.
■ Audit Committee charter: Nasdaq standards require the Audit Committee to review and assess the adequacy of its charter on an annual basis, while our Audit Committee’s charter only requires review and assessment from time to time.
■ Executive sessions: NYSE and Nasdaq standards require the board of directors to meet regularly in executive sessions composed solely of independent directors. Our Board meets regularly in executive sessions comprising all directors, including any directors determined to be not independent. If any item discussed at the meeting raises a conflict of interest for any of our directors, however, such director does not participate in the related decision making. In line with Swiss law, the Board does not include any directors who are also members of management.
■ Quorums: Nasdaq standards require that the company’s by-laws provide for a quorum of at least 331⁄3% of the outstanding shares of the company’s common stock for any meeting of the holders of common stock. The Group’s AoA call for a quorum in certain instances, but do not require a quorum of 331⁄3% or greater of the holders of the outstanding shares of common stock for any meeting of shareholders.
■ Independence: NYSE and Nasdaq independence standards specify thresholds for the maximum permissible amount of (i) direct compensation that can be paid by the company to a director or an immediate family member thereof, outside of such director’s directorship fees and other permitted payments; and (ii) payments between the company and another company at which such director or an immediate family member thereof is an executive officer, controlling shareholder, partner or employee. Our independence standards do not specify thresholds for direct compensation or cross-company revenues, but consider these facts in the overall materiality of the business relationship determination for independence purposes.
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
Fees and charges for holders of ADS
In November 2016, the Group entered into a deposit agreement with The Bank of New York Mellon as depositary for the ADS (Depositary). In accordance with the deposit agreement, the Depositary may charge holders of our ADS, either directly or indirectly, fees or charges up to the amounts described below.
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
Amounts paid by the Depositary to the Group
In 2018, in accordance with the deposit agreement, the Depositary made payments to the Group in an aggregated amount of USD 400 million, including for the reimbursement of expenses relating to its ADS program. The Depositary has also contractually agreed to provide certain ADS program-related services free of charge.
Under certain circumstances, including removal of the Depositary or termination of the ADS program by the Group, the Group is required to repay certain amounts paid to the Group and to compensate the Depositary for payments made or services provided on behalf of the Group.

[this page intentionally left blank]

V – Compensation
Compensation
Report of the Statutory Auditor

Compensation
Letter from the Chair of the Compensation Committee
Kai S. Nargolwala
Chair of the Compensation Committee
Dear shareholders
As Chair of the Compensation Committee of the Board of Directors (Compensation Committee), I am pleased to present to you the 2018 Compensation Report. The changes that we introduced last year to the structure and presentation of the report were well received, and we have retained and built on this approach for the 2018 Compensation Report.
Key compensation and performance highlights
For 2018, the Compensation Committee reviewed not only the performance during the year, but also the level of achievement of the three-year restructuring program over the years 2016, 2017 and 2018. When the program was announced in October 2015, there were three main objectives. Firstly, there were some urgent matters to be addressed, namely the capital position, the absolute level of risk, and the cost base. Secondly, the Group defined a strategy to be a leading wealth manager with strong investment banking capabilities for sustainable, compliant and profitable growth. Thirdly, the goal was to significantly upgrade our risk and compliance controls and to improve our culture. Some of the ways in which senior management has successfully addressed these objectives are reflected in the table and charts below, as well as in the following Group performance highlights:
■ Achieved first annual post-tax profit since 2014, with CHF 2.02 billion of net income attributable to shareholders;
■ Significantly strengthened the Group’s capital position, with a look-through common equity tier 1 (CET1) ratio of 12.6% at the end of 2018 compared with 11.4% at the end of 2015, and as demonstrated by the launch of the Group’s share buyback program of up to CHF 1.5 billion for 2019;
■ Reduced the adjusted operating cost base by CHF 4.6 billion since 2015, exceeding the target of costs below CHF 17 billion for 2018. This protected the Group’s returns and profitability as revenues came under pressure in the second half of 2018 due to market conditions;
■ Successfully closed the Strategic Resolution Unit and significantly de-risked the Global Markets businesses, which positioned the Group well to weather the widening of credit spreads in the fourth quarter of 2018;
■ Rebalanced the Group’s activities to shift capital towards the Wealth Management-related and Investment Banking & Capital Markets businesses, which typically generate higher returns and are less volatile; and
■ Took a number of steps to improve risk and compliance controls, including increasing our headcount in compliance, decreasing the number of high severity compliance incidents, implementing a single client view, and introducing other measures focused on further enhancing the conduct and ethics culture of the Group.
Key financial and strategic achievements in 2018
	2018	2017	Change	Change
Financial performance (in CHF billion)
Reported income before taxes	3.4	1.8	+1.6	+88%
Adjusted income before taxes	4.2	2.8	+1.4	+52%
Adjusted net revenues	20.8	20.9	-0.1	0%
of which Wealth Management-related [1]	13.2	12.9	+0.3	+2%
Adjusted operating cost base	16.5	18.0	-1.5	-8%
Net new assets from Wealth Management [2]	34.4	37.2	-2.8	-8%
Adjusted results are non-GAAP financial measures which exclude certain items included in our reported results. Refer to “Reconciliation of adjusted results” in I – Information on the company – Strategy and II – Operating and financial review – Credit Suisse for further information.
1 References to our Wealth Management-related businesses mean our Swiss Universal Bank division, our International Wealth Management division and our Wealth Management & Connected business within our Asia Pacific division or their combined results.
2 Referring to the combined net new assets of Private Clients within Swiss Universal Bank, Private Banking within International Wealth Management and Private Banking within Wealth Management & Connected in Asia Pacific.

> Adjusted results are non-GAAP financial measures which exclude certain items included in our reported results. Refer to “Reconciliation of adjusted results” in I – Information on the company – Strategy and II – Operating and financial review – Credit Suisse for further information. 2015 adjusted income before taxes excludes a goodwill impairment of CHF 3,797 million, major litigation provisions of CHF 820 million, restructuring expenses of CHF 355 million, a positive fair value impact from movements in own credit spreads of CHF 298 million, real estate gains of CHF 95 million and gains from business sales of CHF 34 million.
The Group’s key financial and strategic achievements and overall performance during 2018 were taken into consideration by the Board of Directors (Board) in its approval of the following compensation decisions for the Group and the Executive Board:
■ Group variable incentive compensation pool of CHF 3,195 million, stable compared with the prior year, while taking the opportunity to increase the level of differentiation for high performers;
■ Total aggregate Executive Board compensation of CHF 93.49 million, 17% higher than the prior year (before the 40% voluntary reduction in the 2017 long-term incentive (LTI) maximum opportunity); and
■ Total CEO compensation of CHF 12.65 million, 13% higher than the prior year (before the 40% voluntary reduction in the 2017 LTI maximum opportunity).
2018 compensation decisions
Group compensation
The Group takes a total compensation approach, whereby fixed and variable compensation are assessed in total at the individual level to determine an appropriate balance between the two components. Overall Group compensation and benefits expense for 2018 decreased by 7%, from CHF 10,367 million in 2017 to CHF 9,620 million.
In addition to the Group’s financial performance in 2018, the Compensation Committee considered a range of other factors in determining the Group’s variable incentive compensation pool. These included progress made against strategic objectives, relative performance, market position and market trends, as well as control, risk, compliance and ethical considerations. Taking all of these factors into account, the Board approved a total Group variable incentive compensation pool of CHF 3,195 million, stable compared with 2017.
Market conditions in the second half of 2018 became more challenging for the financial services industry, with a significant drop in client activity resulting from a combination of factors including increasing trade tensions, rising US interest rates and greater geopolitical uncertainty. Against the backdrop of these conditions, the Compensation Committee decided to keep the Group variable incentive compensation pool stable to the previous year, notwithstanding an increase in adjusted income before taxes of 52% over the same period, to protect returns and profitability in light of downward pressure on revenues during the second half of the year.
> Refer to the “Group compensation and benefits expense” table and “Determination of variable incentive compensation pools” in Group Compensation for further information.
The Group variable incentive compensation pool includes the amounts for the Executive Board and the CEO. Although the overall pool is stable compared with the previous year, differentiation has been made such that high-performing employees received year-on-year increases in variable incentive compensation to reflect their contribution to the Group’s improved financial performance. In addition, as a result of high deferral rates and the granting of share-based deferred awards, the realized compensation of senior employees and the Executive Board members is aligned with shareholders’ interests.

Executive Board compensation
Total aggregate Executive Board compensation for 2018 is CHF 93.49 million, which is comprised of:
■ CHF 29.20 million total fixed compensation;
■ CHF 30.56 million total 2018 short-term incentive (STI) award, subject to shareholder approval at the 2019 AGM;
■ CHF 33.73 million total 2018 LTI award at fair value at the time of grant, with a maximum opportunity of CHF 58.5 million, as approved at the 2018 AGM.
> Refer to “Executive Board compensation for 2018” for further information.
Compared with the amount for 2017, before the voluntary 40% reduction in the LTI maximum opportunity, total compensation for 2018 is 17% higher than the prior year. The main drivers of this change are improved performance in exceeding the cost target and significantly higher profitability as reflected in the 2018 STI awards, increases to the maximum opportunities for certain selected Executive Board members based on role expansion and scope of responsibilities, and a higher fair value for the 2018 LTI awards calculated by one of the major international accounting firms. It is important to note that taking the Executive Board as a whole (excluding the CEO), maximum opportunities average 54% of the STI cap of 2.5 times base salary and 55% of the LTI cap of 4.25 times base salary.
The year-on-year change in Executive Board compensation disclosed for 2018 is largely driven by the 2018 LTI award, which was approved at the 2018 AGM. The drivers of the higher LTI award amount are the return to the LTI opportunity levels before the voluntary 40% reduction that was reflected in the 2017 LTI award, increases to the maximum opportunities of selected Executive Board members and a higher fair valuation of the awards.
As part of the annual review and assessment of market benchmarking data, the maximum opportunities of certain individual members were adjusted to better reflect the expansion of their roles and responsibilities, and in a small number of cases, to more closely align with the increased market value of such roles. While the review of benchmarking data is an annual process, adjustments to maximum opportunities are made selectively and do not happen frequently for individual Executive Board members.
The STI award amount is determined based on performance against financial and non-financial metrics. The financial metrics (662⁄3% weighting) consist of pre-defined performance levels for adjusted income before taxes and a cost target, and the Group’s financial performance in 2018 resulted in a payout of approximately 85% of the maximum opportunity for the financial performance component. The non-financial metrics (331⁄3% weighting) cover strategic repositioning, client focus/quality of business/innovation, talent management, risk and regulatory, conduct and ethics, and teamwork and leadership. As described in more detail later in this report, the Compensation Committee considered the performance of each Executive Board member against individual metrics related to the above mentioned six broad categories, and determined that as a whole, the Executive Board (excluding the CEO) achieved approximately 89% of the maximum opportunity for the non-financial performance component of the total STI award pool. The overall amount represents, on average, 87% of the pre-defined maximum opportunity of each Executive Board member.
> Refer to “Executive Board compensation for 2018” for further information on the 2018 STI award financial and non-financial performance assessments.
For the Executive Board compensation framework, the variable compensation elements are comprised of STI and LTI opportunities, which at their maximum potential value represent 78% of total compensation. To align with the Group’s longer-term strategy, approximately two-thirds of the variable maximum opportunity is in the form of the LTI award and one-third in the form of the STI award. The cash-based STI award achievement level is assessed against pre-determined financial and non-financial performance targets applicable to the financial year. The share-based LTI award utilizes metrics which are aligned to longer-term shareholder objectives, including relative total shareholder return (RTSR), return on tangible equity (RoTE) and tangible book value per share (TBVPS) performance targets over a three-year period. The number of shares that may vest is determined based on achievement of performance targets at the end of the performance period, and cannot exceed the maximum number of shares granted. The value of the LTI award is further subject to the prevailing share price on the dates the shares are settled.
We believe this framework closely aligns the value delivered under these awards to the shareholder experience over the same time period, as illustrated by the vesting percentages and current value in shares of the 2016 LTI award where 41% of the maximum number of shares were earned after the end of the performance period.
> Refer to the “2016 LTI awards in the 2016-2018 performance cycle” in Executive Board compensation for 2018 for further information.

CEO compensation
Following a review of Executive Board compensation at the beginning of 2018, the Compensation Committee considered the overall Executive Board compensation design to be appropriate, but recommended an adjustment, which was approved by the Board, to increase the Group CEO’s STI maximum opportunity by CHF 1.0 million, from 1.5 times base salary to 1.83 times base salary for 2018. This adjustment is designed to acknowledge the strong performance of Mr. Thiam over the course of his tenure to date and the successful execution of the three-year restructuring program. It represents the first change to Mr. Thiam’s maximum opportunity levels since his appointment in 2015. Aside from the CEO, no changes were made to the overall cap on the 2018 STI maximum opportunity for the Executive Board.
Mr. Thiam’s proposed total compensation for 2018 of CHF 12.65 million is 13% higher than it was for the prior year, before the voluntary reduction in his 2017 LTI award. This is mainly driven by improved performance, the increase in his STI award maximum opportunity and the higher fair value for the 2018 LTI award, with no change to the LTI maximum opportunity.
> Refer to “Compensation of the CEO and the highest paid Executive Board member” in Executive Board compensation for 2018 for further information.
Board of Directors compensation
No changes were made to the Board’s compensation framework for 2018, which continues to be based on a fixed fee structure with pre-defined fees for Board membership, committee membership and chairing a committee. The fee amounts are set at levels comparable with those at other leading Swiss companies and global financial services firms. With the exception of the Chairman, 50% of the Group-level Board fees are paid in Group shares, subject to blocking restrictions for four years. In line with industry practice, Board fees are not linked to the financial performance of the Group. Fees for specific Board leadership roles are reviewed periodically and adjusted as required. Base Board fees have been unchanged for over 10 years. In the past few years, the Chairman has voluntarily waived all or part of his chair fee. For the 2018 AGM to 2019 AGM period, the Chairman’s compensation has returned to the previously approved level, in light of the completion of the Group’s restructuring program and return to profitability. Total board fees, including subsidiary board fees, for the 2018 AGM to 2019 AGM period are within the approved amount and 2% higher than the prior period, primarily reflecting an additional Board member.
> Refer to “Board of Directors compensation” for further information.
Annual review of our compensation framework
During 2018, the Compensation Committee conducted its annual review of the overall compensation framework at Credit Suisse, to ensure that it remains fit for purpose and aligned with the objectives of our compensation strategy. In particular, the Compensation Committee assessed the extent to which the framework (i) aligns pay and performance, (ii) supports a performance culture based on merit, (iii) attracts, retains, rewards and motivates the talented individuals needed for our long-term success as a client-focused and capital-efficient business, (iv) recognizes and rewards excellent short- and long-term performance, and (v) aligns with the Group’s values. In addition, the Compensation Committee reviewed market developments to assess whether current practices remain appropriately competitive. As a result of this review, it determined that the overall compensation framework continues to be appropriate for 2019. No changes to its structure are therefore proposed, aside from updating some of the STI performance metrics and performance target levels for the STI and LTI awards in relation to the Executive Board.
2019 STI and LTI awards
For the 2019 STI awards, we have updated the measures to more appropriately reflect the Group’s strategy after the restructuring period and the achievement of our previously communicated cost target in 2018. As such, the performance criteria for the 2019 STI awards will consist of adjusted income before taxes (331⁄3% weighting), reported RoTE (331⁄3% weighting) and a non-financial assessment (331⁄3% weighting). RoTE is a key measure of return generation and therefore its inclusion as a performance metric for the STI award, focused on the 2019 financial year, complements the RoTE measure in the LTI award which is measured as an average over a three-year period. Following the successful completion of our three-year cost reduction program, cost management remains an important aspect of our strategy and will be captured by the adjusted income before taxes metric rather than a specific cost target. This update of the performance metrics ensures that management is focused on, and will be rewarded for, successful delivery of our key priorities for 2019.
For the 2019 LTI awards, no changes have been made to the design or the performance metrics, since they continue to reflect the longer-term strategy of the Group. However, the AGM proposal put forward for shareholder approval will be based on the fair value of the 2019 LTI awards at grant date, instead of the maximum opportunity. The rationale for using fair value as the basis for shareholder approval is to align the proposal with the disclosure of Executive Board compensation in the Compensation Report. In addition, the fair value of the LTI awards is closer to the historical vesting of such awards than the maximum opportunity. The AGM invitation and accompanying materials will continue to contain the same level of information regarding the LTI award proposal as provided previously.
Following the recently announced changes to the composition of the Executive Board, the aggregate maximum opportunity for the 2019 LTI awards will be CHF 57.5 million, slightly below the 2018 level, resulting from modifications to the scope of the roles for the incoming members. Further, the two departing Executive Board members will not be granted any entitlements they have with respect to the 2019 STI and LTI awards in their roles as Executive Board members.

2019 AGM say on pay proposals
At the 2019 AGM on April 26, 2019, we plan to submit the following proposals related to Executive Board and Board of Directors compensation:
■ Maximum aggregate amount of CHF 31.0 million in total fixed compensation for the Executive Board for the 2019 AGM to 2020 AGM period – no change compared with the prior year’s proposal approved at the 2018 AGM;
■ CHF 30.6 million total 2018 STI award to be granted to the Executive Board – 20% higher compared with the prior year’s amount approved for the 2017 STI award;
■ CHF 30.2 million total 2019 LTI award at fair value at the time of grant, with a maximum opportunity of CHF 57.5 million – CHF 1 million less than the maximum opportunity approved at the 2018 AGM; and
■ Maximum aggregate amount of CHF 12.0 million in total compensation for the Board for the 2019 AGM to 2020 AGM period – no change compared with the prior year’s proposal approved at the 2018 AGM.
Shareholder engagement
During 2017, we undertook several rounds of consultation to listen to shareholders and receive feedback on our compensation arrangements. Taking on board the views that we heard, we announced a number of changes in our 2017 Compensation Report to address some key themes on compensation design for the Executive Board and Board of Directors raised by shareholders during this process. The consultative vote on the 2017 Compensation Report received 81% of votes in favor at our 2018 AGM, a material year-on-year increase.
We are of course conscious that there remains room for improvement. With this in mind, we continued to engage with key shareholders and external stakeholders during 2018, both to listen to their views on the changes made in 2018, and to understand any thoughts they had on areas of focus for the Compensation Committee in future years. Going forward, shareholder engagement will remain a key pillar of our annual compensation design process, with discussions on potential future changes in the third quarter, further consultation towards the end of the year, and communication of the compensation framework and proposals in the lead up to the AGM.
On behalf of the Compensation Committee, I would like to thank you for your support and feedback, which we will continue to seek as we review and refine our compensation practices to ensure that they remain fully compliant with all regulatory requirements and aligned with the interests of our shareholders.
Kai S. Nargolwala
Chair of the Compensation Committee
Member of the Board of Directors
March 2019

Compensation design
Compensation strategy and objectives
Consistent with prior years, our key compensation objectives are to maintain compensation practices that:
■ foster a performance culture based on merit that differentiates and rewards excellent performance;
■ attract and retain employees, and motivate them to achieve results with integrity and fairness;
■ balance the mix of fixed and variable compensation to appropriately reflect the value and responsibility of the role performed, and to influence appropriate behaviors and actions;
■ promote effective risk management practices that are aligned with the Group’s compliance and control cultures;
■ create a culture that adheres to high conduct and ethics standards through a system of applying both malus and rewards;
■ encourage teamwork and collaboration across the Group;
■ achieve a balanced distribution of profitability between shareholders and employees over the long term, subject to Group performance and market conditions; and
■ take into account the long-term performance of the Group, in order to create sustainable value for shareholders.
Executive Board compensation framework for 2018: key elements

Features	Vesting (year) 2018	2019	2020	2021	2022	2023	Design
Fixed	Base Salary							▪ CEO base salary remained at CHF 3 million ▪ Executive Board member base salary remained at no more than CHF 2 million/USD 2 million
Fixed	Pension and Benefits							▪ Pension and benefits consistent with local market practice ▪ Other benefits include housing allowances, expense allowances and relocation allowances
Variable	STI Awards	Annual performance period	½ cash			½ deferred cash		▪ STI award pool amount determined based on achievement of pre-determined Group financial and non-financial metrics ▪ Payout subject to achievement of threshold, target and maximum performance levels for the performance year, defined as % of total opportunity: Below Threshold 0% · Threshold 25% · Target 67% · Maximum 100% ▪ STI award amount for each Executive Board member is assessed by the CEO based on individualized balanced scorecards. Based on this assessment, the Compensation Committee makes proposals to the Board for the approval of the final STI award amounts ▪ Maximum opportunity levels (as a multiple of base salary): – ExB opportunity range: 0.75-2.50 – ExB average maximum opportunity: 1.36 – CEO opportunity: 1.83
Variable	LTI Awards	Three-year performance period Rewards achievement of long-term business plan and long-term return for shareholders			⅓ shares	⅓ shares	⅓ shares	▪ Payout for financial metrics subject to threshold, target and maximum performance levels over a three-year period, defined as % of total opportunity: Below Threshold 0% · Threshold 25% · Target 67% · Maximum 100% ▪ Assessed against group metrics (RoTE, TBVPS, RTSR) at the end of the three-year period ▪ Maximum opportunity levels (as a multiple of base salary): – ExB opportunity range: 1.25-4.25 – ExB average maximum opportunity: 2.32 – CEO opportunity: 2.50
		Vesting over 5 years						
Minimum shareholding requirement[1]								▪ CEO: 500,000 shares ▪ Other Executive Board members: 300,000 shares

Note: Individuals in certain jurisdictions may be subject to conditions other than those outlined above in order to comply with local legal or regulatory requirements.

1 The thresholds include all Group shares held by or on behalf of the Executive Board members, including unvested share-based awards. Executive Board members are restricted from selling shares, or from receiving their share-based awards in the form of cash, until they fulfill the minimum share ownership requirements.

The key changes introduced for 2018 include:
■ Revised metrics for assessing Executive Board performance, including removal of capital-based performance metrics and use of only Group-level metrics
■ Reduced STI and LTI payout levels for achievement of target performance
■ Reduced payout for below median RTSR ranking and zero payout for a bottom quartile ranking
■ Increased shareholding requirements (500,000 shares for the CEO and 300,000 shares for other Executive Board members)
> Refer to “Executive Board compensation for 2018” for further information.

Determination of Group variable incentive compensation pool
The Group variable incentive compensation pool for all employees including the CEO and the Executive Board is determined on an annual basis, with accruals made throughout the year. The process for determining variable incentive compensation is performed at the Group level, as well as the divisional and functional levels, as shown in the illustrative example below.
> Refer to “Determination of variable incentive compensation pools” in Group compensation – Compensation framework for further information.
Group employees’ compensation framework for 2018: key elements
The overall structure and design remains the same as the prior year.
> Refer to “Group compensation” for further information.

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
The Compensation Committee consists of at least three members of the Board, all of whom must be independent. The members during 2018 were Kai S. Nargolwala (Chair), Iris Bohnet, Andreas N. Koopmann and Alexandre Zeller. The Board has applied the independence criteria of the SIX Swiss Exchange Directive on Information relating to Corporate Governance, Swiss Financial Market Supervisory Authority FINMA (FINMA), the Swiss Code of Best Practice for Corporate Governance, and the listing standards of the New York Stock Exchange (NYSE) and the Nasdaq Stock Market (Nasdaq), in determining that all of these individuals are independent.
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
In addition to the 26 investor meetings held by the Compensation Committee Chair, during 2018, the Compensation Committee held 9 meetings and calls, with an overall attendance rate of 92%. The Compensation Committee’s focus areas in 2018 are summarized in the following table:
Compensation Committee activities in 2018
	Jan	Feb	Mar	Apr	Jun	Jul	Aug	Oct	Dec
Compensation governance, design and disclosure
Review of compensation policy and charter updates					■		■	■	■
Review of Compensation Report			■					■	■
Review and refinement of Executive Board compensation design			■		■		■	■	■
Review of Group compensation structure and award plans	■		■	■			■	■
Compensation Committee self-assessment and focus areas	■
Risk and regulatory
Review of input from control functions		■					■		■
Review of any disciplinary events/potential application of malus	■	■	■	■	■	■	■	■	■
Review of regulatory developments				■	■		■		■
Annual compensation review
Accruals and full year forecast of variable incentive compensation pools				■		■		■	■
Performance assessment and overall Group pool recommendation	■	■							■
CEO and Executive Board performance objectives and target setting		■	■						■
CEO and Executive Board performance assessment and awards		■	■	■					■
Review of Board fees		■					■
External
Review of shareholder engagement and feedback				■	■		■		■
Review of market trends				■	■			■	■
Review of benchmarking data				■				■	■

Advisers to the Compensation Committee
The Compensation Committee is authorized to retain external advisers to provide support as it carries out its responsibilities. Deloitte LLP (Deloitte) has been retained to assist the Compensation Committee in ensuring that the Group’s compensation programs remain competitive, responsive to regulatory developments and in line with the compensation policy. Deloitte has appointed a senior consultant to advise the Compensation Committee. Apart from assisting the Compensation Committee, this senior consultant does not provide any other services to the Group. The Compensation Committee also obtained external legal advice during 2018 on various matters relating to compensation policy and design. Prior to appointment, the Compensation Committee conducted an independence assessment of its advisers pursuant to the rules of the US Securities and Exchange Commission (SEC) and the listing standards of the NYSE and the Nasdaq.
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
To meet regulatory guidelines regarding employees engaged in risk-taking activities, the Compensation Committee reviews and approves the compensation for employees identified as Material Risk Takers and Controllers (MRTC). The Risk Committee is involved in the review process for MRTC compensation.
> Refer to “Focus on risk and control“ in Group compensation for further information.
In order to ensure that the above functions can perform their oversight of risk and control activities effectively, the total amount of the variable incentive compensation pool for the corporate functions is not linked to the performance of the particular divisions that employees of the corporate functions support or oversee, but takes into account the Group-wide financial performance, measured in the form of Group economic contribution and non-financial factors. Therefore, employees working in the corporate functions, including those performing control functions, are remunerated independently from the performance of the businesses they oversee and support. As with the business divisions, the assessment of the corporate functions takes into account risk, control, compliance and ethical considerations and relative performance compared to peers, as well as the market and regulatory environment.
> Refer to “Determination of the variable incentive compensation pools” in Group compensation for further information.
Performance criteria and target setting
At the beginning of the year, as part of the annual compensation review, the Compensation Committee defines the performance criteria and performance targets that will be applied to determine the Executive Board’s variable incentive compensation. For the STI awards, the performance criteria and performance levels are set on an annual basis, and are designed to reward progress towards the achievement of the Group’s annual objectives in the financial and strategic plan. For the LTI awards, the performance criteria and performance levels are set for a prospective three-year period, designed to reward achievement of the longer term business plan and the enhancement of shareholder returns. In setting the threshold, target and maximum performance levels, the Compensation Committee takes into account the Group’s ambitious financial plan, prior-year performance, analyst expectations and any publicly stated targets, in order to set performance levels which are challenging and motivating for the Executive Board. The performance criteria and performance levels are presented to the Board for approval before implementation.

Executive Board compensation for 2018
Compensation outcomes for 2018
2018 STI awards
The 2018 STI awards were designed to reward the achievement of annual objectives based on performance in 2018. The STI award payout amount is determined based on pre-defined financial criteria and performance levels which are linked to our strategic plan, as well as non-financial criteria related to topics such as delivery of strategic initiatives, leadership and culture and risk and compliance. Taking into account the quantitative achievements against the target performance levels, as well as the qualitative assessment outlined further in this section, the Compensation Committee recommended a total STI award amount of CHF 30.56 million for the Executive Board. This represents, on average, 87% of the STI maximum opportunity pre-defined for each Executive Board member. The 2018 STI compensation will be submitted for shareholder approval at the 2019 AGM.
Assessment of performance against financial criteria
The financial criteria and corresponding 2018 outcomes are shown in the following table and can be summarized as follows:
■ Adjusted income before taxes of CHF 4.2 billion was up 52% compared with the prior year, and between the target and maximum performance levels; and
■ Adjusted operating cost base of CHF 16.2 billion at average 2017 foreign exchange rates (as defined further in footnote 1 of the table below), surpassing the maximum performance level which had been set at CHF 16.9 billion.
STI awards: quantitative performance assessment
	Weighting	Performance levels			2018 actual		Payout
		Threshold	Target	Maximum
Financial criteria (CHF billion)
Adjusted income before taxes	33 1/3%	2.2	4.1	5.5	4.2		69%
Adjusted operating cost base	33 1/3%	18.0	17.4	16.9	16.2	[1]	100%
Subtotal	66 2/3%						85%
Non-financial criteria (average)
Non-financial metrics	33 1/3%			See separate description	–		91%
Total	100%						87%
Adjusted results are non-GAAP financial measures which exclude certain items included in our reported results. Refer to “Reconciliation of adjusted results” in I – Information on the company – Strategy and II – Operating and financial review – Credit Suisse for further information.

1
The performance levels relating to adjusted operating cost base were set on the basis of average 2017 foreign exchange rates rather than constant 2015 foreign exchange rates. Therefore, the adjusted operating cost base for 2018 before a foreign exchange adjustment of CHF 16,200 million was adjusted by a foreign exchange impact of CHF 35 million for a total of CHF 16,235 million.

Assessment of performance against non-financial criteria
The Compensation Committee considered a range of quantitative and qualitative metrics for each of the non-financial categories for assessing the Executive Board’s performance, and the key achievements against these metrics are summarized below. In particular, the Compensation Committee noted the profitable growth during 2018, as well as market-share gains, reflecting the successful execution of the Group’s strategy and collaboration amongst the divisions. The Executive Board also continued to drive the emphasis on conduct and ethics within their respective divisions and functions, as well as promote the recruitment, development and retention of talent through various Group-wide initiatives. As such, the Compensation Committee determined that, as a group, the Executive Board had achieved 91% of the maximum opportunity with respect to the non-financial assessment. The Executive Board’s non-financial performance evaluation was based on pre-defined criteria according to the following six categories.

Non-financial assessment for the Executive Board
Strategic Repositioning
■ Achieved net new assets from Wealth Management (relating to Swiss Universal Bank Private Clients, International Wealth Management Private Banking and Asia Pacific Private Banking within Wealth Management & Connected) of CHF 34.4 billion for 2018
■ Reduced adjusted operating expenses in the majority of business divisions and corporate functions compared with 2017 to meet their cost savings objectives, contributing to the successful achievement of the Group’s adjusted operating cost base target of below CHF 17 billion, measured at constant 2015 foreign exchange rates
■ Achieved a return on regulatory capital from the Core businesses of 11.1% compared with 9.3% in 2017
■ Closed the Strategic Resolution Unit at the end of 2018, with a significantly reduced impact on profits, risk-weighted assets and leverage exposure
Client Focus/Quality of Business/Innovation
■ Received various industry awards that acknowledge excellence in client service, including Euromoney Awards for Best Bank in Switzerland, Best Investment Bank in Switzerland, Best Bank for Wealth Management in Western Europe, Central and Eastern Europe, the Middle East and Latin America, Best Investment Bank in Asia, and a Global Award for Best Emerging Markets Bank
■ Achieved high client satisfaction survey results, especially in International Wealth Management
■ Expanded client footprint, as well as maintained top two position in Global Leveraged Finance and top three in Global Financial Sponsors (Dealogic)
■ Maintained #1 position in US securitization (Thomson Reuters) and in European Prime Brokerage (EuroHedge) and various awards such as “Most Innovative Bank for Securitization” from The Banker and “Overall Best Securitization Bank” from GlobalCapital
■ Maintained #1 position in Swiss Investment Banking for Mergers & Acquisitions (Dealogic), Debt Capital Markets (Thomson Reuters) and Equity Capital Markets (Dealogic)
■ Improved optimization of IT resources, including decommissioning of approximately 1,300 applications since 2015 and approximately 33% fewer change-related incidents over the period 2016 to 2018
Talent Management
■ Implemented several programs for the development of talent and the next generation of leaders
■ Improved employee engagement scores, with 94% of respondents agreeing with the statement “I am proud to work at Credit Suisse” (based on an internal Conduct and Ethics Pulse Survey)
■ Increased the ratio of women promoted to the Assistant Vice President, Vice President and Director levels from 36% in 2017 to 38% in 2018
Risk and Regulatory
■ Actively supported and contributed to the building and improvement of relationships with key regulators
■ Continued to improve models and systems in our efforts to better assess and monitor risks
■ Actively managed operational and business risks
Conduct and Ethics
■ Strengthened the global conduct and ethics culture throughout the organization through the implementation of training programs, system and process control improvements, and through leading by example
■ Reduced the number of compliance incidents with a high severity rating
■ Implemented several Group-wide initiatives to ensure consistent emphasis and approach to conduct and ethics topics
Teamwork and Leadership
■ Continued progress to deepen the collaboration amongst the businesses, including a strong International Trading Solutions (ITS) business model
> Adjusted results are non-GAAP financial measures which exclude certain items included in our reported results. Refer to “Reconciliation of adjusted results” in I – Information on the company – Strategy and II – Operating and financial review – Credit Suisse for further information.
2018 LTI awards
The 2018 LTI awards approved by shareholders at the 2018 AGM have a total maximum opportunity of CHF 58.5 million. This represents the maximum amount payable, based on share price at grant, if all the maximum performance levels under the financial measures (331⁄3% weighting each for three-year average reported RoTE and TBVPS) are achieved, and if the Group’s RTSR (331⁄3% weighting) is ranked within the top five of the peer group at the end of the three-year average performance measurement period. Performance will be measured and disclosed at the end of the three-year performance period. The awards provide for a target payout of 67% of the maximum opportunity, which was reduced from the 2017 LTI award target payout of 80% of the maximum opportunity. The fair value of the 2018 LTI awards at the time of grant was CHF 33.73 million, as determined by one of the major international accounting firms.

> Refer to “Compensation design” and the 2017 Annual Report for further information on the 2018 LTI awards.
Compensation of the CEO and highest paid Executive Board member
As part of the review of Executive Board compensation conducted at the beginning of the year, the Board of Directors approved the Compensation Committee’s recommendation to increase the CEO’s 2018 STI maximum opportunity by CHF 1.0 million, to 1.83 times base salary, compared with 1.50 times base salary for 2017. This adjustment took into account the strong performance of Mr. Thiam over the course of his tenure to date, and represents the first change to Mr. Thiam’s maximum opportunity levels since 2015.
The compensation awarded to the CEO and highest paid Executive Board member, Tidjane Thiam, comprised of CHF 3.00 million base salary, which remained unchanged compared with the prior year, a 2018 STI award of CHF 4.94 million representing 90% of the maximum opportunity and a 2018 LTI award with a maximum opportunity of CHF 7.50 million and a fair value of CHF 4.36 million at the time of grant. In terms of realized compensation for 2018, Mr. Thiam received a base salary of CHF 3.00 million, pension and other benefits of CHF 0.35 million, and a CHF 2.47 million 2018 STI award in non-deferred cash. No dividend equivalents were paid.
The assessment of Mr. Thiam’s performance against the financial criteria is based on the same criteria and outcomes as described earlier for the Executive Board. In terms of the non-financial criteria, the same six broad categories as described earlier for the Executive Board also apply to the CEO.
Executive Board compensation (audited)
in	Base salaries and role- based allowances	Dividend equivalents	[1]	Pension and other benefits	[2]	Total fixed compen- sation	STI awards (Non- deferred)	[3]	STI awards (Deferred)	[4]	Total STI awards	LTI awards fair value (Deferred)	[5]	Total variable compen- sation	Total compen- sation	[6,7]
2018 (CHF million)
12 members	26.35	0.77		2.08		29.20	15.10		15.46		30.56	33.73		64.29	93.49
% of total compensation						32%					33%	35%		68%
of which CEO: Tidjane Thiam	3.00	0.00		0.35		3.35	2.47		2.47		4.94	4.36		9.30	12.65
% of total compensation						26%					39%	35%		74%
2017 (CHF million)
12 members	26.34	0.56		1.99		28.89	12.54		12.92		25.46	15.55		41.01	69.90
% of total compensation						42%					36%	22%		58%
of which CEO: Tidjane Thiam	3.00	0.22		0.25		3.47	1.99		1.99		3.98	2.25		6.23	9.70
% of total compensation						36%					41%	23%		64%
1 Dividend equivalents were paid in cash, consistent with dividends paid on actual shares.
2 Other benefits consist of housing allowances, expense allowances and relocation allowances.
3
STI non-deferred awards for 2018 comprised CHF 14.74 million (for 2017 CHF 12.16 million) cash, with a further CHF 0.36 million (for 2017 CHF 0.38 million) granted as blocked shares to Mr. Mathers, to comply with regulatory requirements given that he was categorized as UK PRA Code Staff during 2018 and 2017.

4
STI deferred awards for 2018 comprised CHF 14.93 million (for 2017 CHF 12.34 million) in deferred cash awards as well as CHF 0.53 million (for 2017 CHF 0.58 million) granted as share awards to Mr. Mathers, to comply with regulatory requirements given that he was categorized as UK PRA Code Staff during 2018 and 2017.

5
The fair value of the LTI awards as of the date of grant is determined using a probabilistic valuation method applied by one of the major international accounting firms. The awards have a total maximum opportunity of CHF 58.50 million for 2018 and CHF 31.2 million (post the 40% voluntary reduction) for 2017, which were the amounts approved by shareholders at the 2018 AGM and 2017 AGM, respectively.

6
For the total compensation awarded to the members of the Executive Board, the Group made payments of CHF 3.2 million in 2018 and CHF 3.05 million in 2017 to cover the mandatory employer social security contributions as required under the social security laws applicable to the individual Executive Board members based on their domicile and employment status. These contributions do not form part of the Executive Board members' compensation.

7 No guaranteed bonuses, sign-on or replacement awards were paid to Executive Board members for 2018 and 2017.

STI awards: 2018 non-financial assessment for the CEO
In assessing Mr. Thiam’s performance, the Compensation Committee considered a range of quantitative and qualitative metrics for each of the non-financial categories. In particular, the Compensation Committee noted his leadership in the restructuring of the Group, creating a client-focused and compliant culture and steering the Group towards a significant turnaround in performance. The Compensation Committee determined that Mr. Thiam had achieved the maximum performance level and his key achievements against the non-financial metrics are summarized below.
Non-financial assessment for the CEO
Strategic Repositioning
■ Mr. Thiam has led the rebalancing of the Group’s activities, including the right-sizing of the Global Markets division and the shift of capital towards the higher growth and less volatile Wealth Management-related and Investment Banking & Capital Markets businesses
■ He has continued to oversee the maintenance of the Group’s strong capital position, and has supervised the successful closure of the Strategic Resolution Unit
Client Focus/Quality of Business/Innovation
■ Mr. Thiam has continued to drive a culture of client focus, reflected by high client satisfaction results and positive net new assets in each quarter of 2018
■ He has overseen the growth of the investment banking businesses in key segments, with a top five market position in Initial Public Offerings and top two in Leveraged Finance (Dealogic)
■ Under his leadership, the Impact Advisory and Finance (IAF) department, which aims to facilitate initiatives for clients which have a positive economic and social impact, has reached USD 7.1 billion of assets under administration invested according to sustainability criteria and surpassed USD 1 billion in Asia in 2018
■ He has received industry recognition for his leadership and focus on excellence in client service, named as Banker of the Year 2018 by Euromoney
Talent management
■ Mr. Thiam has been instrumental in driving several people development and diversity initiatives
■ Since his appointment to the role of CEO, the female Managing Director promotion ratio has increased by 47%
Risk and Regulatory
■ Mr. Thiam has continued to strengthen the relationships with the Group’s key regulators
■ Under his leadership, there have been steady reductions in the number of adverse risk, regulatory and sustainability risk events
Conduct and Ethics
■ Mr. Thiam has continued to strengthen the global conduct and ethics culture through a formalized conduct and ethics framework and Group-wide training programs
■ He has overseen the significant upgrade of the Group’s compliance and control framework, with greater investment in compliance talent, implementation of new compliance tools such as Single Client View and trader/relationship manager surveillance tools, as well as more than 10,000 control issues and improvements closed across all Group-wide risks since his appointment
■ He has led by example in terms of personal commitment to the Group’s conduct and ethics standards
Teamwork and Leadership
■ Mr. Thiam has fostered a spirit of teamwork and collaboration amongst the Executive Board members, which has filtered throughout the organization
■ He has continued to steer an integrated approach between the wealth management and investment banking businesses, as evidenced by the strong ITS business model

Utilization of Executive Board compensation approved at the 2018 AGM
At the 2018 AGM, shareholders approved a maximum aggregate amount of fixed compensation to be paid to members of the Executive Board for the period from the 2018 AGM to the 2019 AGM of CHF 31.0 million. By the time of the 2019 AGM, a total of approximately CHF 29.3 million will have been paid to Executive Board members with respect to fixed compensation. Fixed compensation includes base salaries, role-based allowances, dividend equivalents, pension and other benefits.
At the 2018 AGM, shareholders also approved an aggregate maximum amount of LTI compensation to be granted to members of the Executive Board for the 2018 financial year with a maximum amount of CHF 58.5 million, which was subsequently awarded to the Executive Board members. The amount of the 2018 LTI award earned by each of the Executive Board members can only be determined after the completion of the three-year performance period.
In line with the Compensation Ordinance and as specified in the AoA, if new members join the Executive Board or members of the Executive Board are promoted during a period for which compensation has already been approved by shareholders, a further 30% of the aggregate amounts already approved may be used for the compensation of such members. No such additional amount was required in 2018.
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
Former Executive Board members (audited)
During 2018, no former Executive Board member received any compensation for services they continued to perform after they stepped down from the Executive Board, compared with CHF 1.4 million in 2017. Further, no payments were made to former Executive Board members pursuant to non-compete arrangements. Some former members of the Group’s most senior executive body who no longer provide services to the Group are still eligible to receive office infrastructure and secretarial support. These services are based on existing resources and are not used on a regular basis.
Other outstanding awards
As of December 31, 2018, the outstanding cash-based deferred compensation awards granted to certain Executive Board members in prior years comprised of the Capital Opportunity Facility (COF), CCA, LTI plan (2013) and deferred STI cash awards. The cumulative value of such cash-based awards at their grant dates was CHF 28.9 million compared with CHF 29.3 million as of December 31, 2018. These amounts also include the cash value of dividend equivalents related to unvested share awards at their respective grant dates and at December 31, 2018.
Minimum shareholding requirements
As of December 31, 2018, the CEO and all Executive Board members fulfilled the minimum shareholding requirements of 500,000 shares and 300,000 shares, respectively, as measured against the number of shares owned plus the number of unvested awards calculated on the basis of maximum opportunity.

Executive Board holdings and values of deferred share-based awards by individual
end of	Number of owned shares	[1]	Number of unvested awards (at maximum opportunity)	[2]	Number of owned shares and unvested awards (at maximum opportunity)	Value (CHF) of unvested awards at grant date (at maximum opportunity)	Value (CHF) of unvested awards at year end (at fair value)	[3]
2018
Tidjane Thiam	64,302		990,706		1,055,008	16,430,736	6,923,084
James L. Amine	426,726		1,046,190		1,472,916	17,300,812	7,049,362
Pierre-Olivier Bouée	74,079		512,085		586,164	8,287,028	4,019,900
Romeo Cerutti	269,373		389,685		659,058	6,423,655	2,734,410
Brian Chin	431,274		1,137,731		1,569,005	18,494,683	8,600,260
Peter Goerke	21,953		342,324		364,277	5,655,877	2,438,237
Thomas Gottstein	118,976		402,042		521,018	6,752,150	2,831,436
Iqbal Khan	70,060		519,389		589,449	8,757,970	3,530,037
David R. Mathers	84,360		793,632		877,992	13,180,647	5,973,132
Joachim Oechslin	61,092		406,852		467,944	6,771,566	2,779,441
Helman Sitohang	264,737		822,060		1,086,797	13,497,946	5,857,016
Lara Warner	2,036		469,641		471,677	7,989,249	3,102,330
Total	1,888,968		7,832,337		9,721,305	129,542,319	55,838,645
2017
Tidjane Thiam	1,967		1,132,835		1,134,802	20,298,771	13,941,708
James L. Amine	382,106		1,098,488		1,480,594	18,110,327	11,694,777
Pierre-Olivier Bouée	38,204		439,832		478,036	7,200,011	5,345,214
Romeo Cerutti	199,630		410,871		610,501	6,945,908	4,389,711
Brian Chin	234,328		1,098,757		1,333,085	17,798,557	16,800,518
Peter Goerke	21,953		282,112		304,065	4,750,031	2,985,514
Thomas Gottstein	–		354,275		354,275	6,009,654	3,639,767
Iqbal Khan	25,135		379,846		404,981	6,412,346	4,016,413
David R. Mathers	52,672		704,359		757,031	11,723,886	7,726,820
Joachim Oechslin	–		386,390		386,390	6,627,551	4,027,112
Helman Sitohang	394,737		826,572		1,221,309	13,516,027	9,278,836
Lara Warner	2,036		325,449		327,485	5,501,327	3,445,577
Total	1,352,768		7,439,786		8,792,554	124,894,396	87,291,967
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

3 Includes the value of unvested LTI awards, which was determined based on the number of shares at fair value at the time of grant, multiplied by the share price at the end of the year.

Executive Board outstanding deferred compensation awards
in / end		Total outstanding end of 2017	Granted in 2018	Paid out in 2018	Ex post explicit adjustments	Ex post implicit adjustments	Total outstanding end of 2018	% of which exposed to ex post explicit adjustments
Executive Board (CHF million)
CCAs	Cash-based	7	–	(3)	–	(1)	3	100%
Other cash awards [1]	Cash-based	7	12	(3)	(1)	0	15	100%
Share awards [2]	Share-based	90	57	(10)	0	(51)	86	100%
Performance share awards	Share-based	16	–	(10)	–	(2)	3	100%
CCA share awards	Share-based	24	–	(6)	(1)	(6)	10	100%
Total		143	69	(33)	(1)	(61)	117
1 Includes the deferred cash portion of STI awards.
2 Includes outstanding LTI awards at maximum opportunity.
Executive Board loans (audited)
The majority of loans outstanding to Executive Board members are mortgages or loans against securities. Such loans are made on the same terms available to employees under the Group’s employee benefit plans. Pursuant to the AoA, each Executive Board member may be granted individual credit facilities or loans up to a maximum of CHF 20 million. As of December 31, 2018, 2017 and 2016, outstanding loans to Executive Board members amounted to CHF 33 million, CHF 26 million and CHF 25 million, respectively. The number of individuals with outstanding loans at the beginning and the end of 2018 was 8 and 9, respectively, and the highest loan outstanding was CHF 6 million to Mr. Sitohang.
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

2016 LTI awards in the 2016-2018 performance cycle
As disclosed in the 2015 Compensation Report, we introduced a three-year performance-based LTI award in 2016 with a combination of Group and division-specific financial metrics, as well as an RTSR component (40% weighting). The initial number of shares granted was calculated by dividing the LTI maximum opportunity by the volume-weighted average share price for the 10 trading days following the release of the 2015 annual results, consistent with all other share awards granted to Group employees. Reflecting the share price under-performance over the 2016-2018 performance measurement period, the RTSR component resulted in zero payout, and taking into consideration the performance against the financial criteria, the number of shares earned based on performance conditions represents 41% of the maximum opportunity for the Executive Board, in aggregate. For the CEO, the number of shares earned based on performance conditions over the three-year period (payout level) represents 36% of his maximum opportunity, and for the divisional and function heads, the payout levels range from 36% to 62% of the individual maximum opportunities. The impact of share price movements since the grant date is illustrated in the diagram below, with the value of the 2016 LTI award based on the share price at the end of 2018 being 25% of the maximum opportunity. The LTI award vests in three equal tranches on the third, fourth and fifth anniversaries of the grant date. The final value of the awards at delivery may differ from the value at the end of 2018 due to subsequent share price movements.
2016 LTI awards: performance against targets

Executive Board compensation design for 2019
The overall compensation structure and design for the Executive Board in 2019 builds upon the existing framework. Aside from refinements to the STI award financial criteria, reflecting the end of the restructuring period and feedback from shareholders and other external stakeholders, all the design changes implemented in 2018 will remain in place for 2019, as summarized in the following table.

Element	Changes implemented in 2018	2019 design
Fixed compensation	■ No change to base salaries	■ No changes
STI awards	■ Introduction of STI award pool, with the total pool amount determined based on achievement of pre-determined financial criteria and non-financial criteria ■ Metrics revised to promote greater focus on Group-level financial metrics and removal of capital-based performance metrics ■ **Financial criteria** (weighted 66⅔%): Group adjusted[2] income before taxes and a cost target[2] ■ **Non-financial criteria** (weighted 33⅓%): six broad categories, comprising strategic repositioning; client focus/quality of business/innovation; talent management; risk and regulatory; conduct and ethics; and teamwork and leadership ■ **Target payout level:** 67% of the maximum opportunity	■ **Financial criteria** (weighted 66⅔%): adjusted[2] income before taxes and Group reported RoTE[3], both for the performance year 2019
LTI awards	■ Revised metrics for assessing performance that focus on Group only metrics and removal of capital-based performance metrics ■ **Financial criteria** (weighted 66⅔%): Group three-year average reported RoTE[3] and TBVPS[3] ■ **RTSR** (weighted 33⅓%): zero payout for bottom quartile ranking, weighting reduced from 50% ■ **Target payout level**: 67% of the maximum opportunity	■ No changes
Shareholding requirements[1]	■ CEO minimum shareholding requirement: 500,000 shares, increased from 350,000 shares ■ Executive Board member minimum shareholding requirement: 300,000 shares, increased from 150,000 shares	■ No changes

1 The thresholds include all Group shares held by or on behalf of the Executive Board members, including unvested share-based awards. Executive Board members are restricted from selling shares, or from receiving their share-based awards in the form of cash, until they fulfill the minimum share ownership requirements.
2 Adjusted results are non-GAAP financial measures which exclude certain items included in our reported results.
3 Non-GAAP financial measure.

The threshold, target and maximum performance levels for the STI and LTI awards are pre-determined and set by the Compensation Committee, taking into account the Group’s financial plan, prior year performance, analyst expectations and any publicly stated targets, in order to set performance levels which are challenging and motivating for the Executive Board. The financial plan is set at aspirational levels, and in combination with publicly disclosed targets, forms the basis for the maximum performance levels, with no additional upside payout beyond the maximum opportunities. The target performance levels are risk-adjusted, take into consideration analyst expectations and represent a significant increase compared with the prior year. The threshold performance levels are set taking into account prior year performance, as well as various internal scenarios.

LTI awards: key features

- Rewards achievement of long-term business plan and long-term returns for shareholders
- Maximum opportunity is expressed as a percentage of base salary taking into account role, market experience and geography
- Payout levels with respect to Group financial criteria are determined by average performance over three years:[1]

Below Threshold	Threshold	Target	Maximum
0%	25%	67%	100%

- Payout levels with respect to RTSR ranking are shown in the chart "RTSR payout levels"
- Delivery in the form of shares with vesting in three equal tranches on the third, fourth and fifth anniversaries of the grant date

Performance criteria	Weighting	Performance targets		
		Threshold	Target	Maximum
Three-year average reported RoTE[4]	33⅓%	6.0%	8.5%	11.5%
Three-year average TBVPS (CHF)[5]	33⅓%	17.50	18.55	19.60
RTSR	33⅓%	See "RTSR payout levels"		

RTSR payout levels (%)[6]

0%
10%
25%
50%
75%
100%
15-19
13-14
11-12
9-10
6-8
1-5
Achievement Level – Ranking vs Peers (#)

Vesting

2019 2020 2021 2022 2023 2024
LTI performance measurement period
LTI shares: ⅓ vest in 1Q22
LTI shares: ⅓ vest in 1Q23
LTI shares: ⅓ vest in 1Q24

1 Payout levels between threshold, target and maximum performance levels are calculated as a linear percentage of the award opportunity.
2 For UK PRA Code Staff, to comply with regulatory requirements, delivery comprises 20% immediate cash payment, 20% immediate Credit Suisse Group AG registered shares, subject to a blocking period of 12 months, and 30% deferred cash and 30% deferred shares, vesting in five equal tranches on the third to seventh anniversaries of the grant date.
3 Adjusted results are non-GAAP financial measures which exclude certain items included in our reported results.
4 RoTE is based on tangible shareholders' equity attributable to shareholders, a non-GAAP financial measure, which is calculated by deducting goodwill and other intangible assets from total shareholders' equity attributable to shareholders as presented in our balance sheet.
5 TBVPS is a non-GAAP financial measure and excludes the impact of any dividends paid during the performance period, share buybacks, own credit movements and foreign exchange rate movements.
6 To provide the benchmark for comparison of performance, a group of 18 peers has been chosen by the Compensation Committee based on size, geographic scope and business mix, and consists of companies with publicly traded shares where there is positive correlation to Credit Suisse in the relationship of share price movements and how they react to external market conditions. For the purposes of the RTSR ranking, the peer group list is unchanged since 2016 when the RTSR criteria was introduced, and consists of Banco Santander, Bank of America, Barclays, BBVA, BNP Paribas, Citigroup, Deutsche Bank, Goldman Sachs, ING Group, Intesa Sanpaolo, JPMorgan Chase, Julius Bär, Morgan Stanley, Nordea Bank, Royal Bank of Scotland, Société Générale, Standard Chartered and UBS.

Board of Directors compensation
Compensation structure
Board members receive fees which reflect their respective role, time commitment and scope of responsibility on the Board. The fee amounts are set at levels to attract and retain highly qualified and experienced individuals, taking into consideration levels at comparable leading Swiss companies. The base board and committee membership fees for the period from one AGM to the next are paid 50% in cash and 50% in Group shares in arrears in two equal installments, except for the Chairman and committee chairs as described below. The Group shares awarded are blocked and non-transferable for a period of four years. This ensures that the interests of Board members are closely aligned to the interests of shareholders. The fee amounts for the 2018 AGM to 2019 AGM Board period are shown in the table below, and are consistent with the prior year, except that the Risk Committee Chair fee has been reduced to CHF 400,000 (from CHF 420,000) as previously disclosed.
Membership fees: 2018 AGM – 2019 AGM
Role	Base fees	Chair fees	[1]	Committee fees
CHF
Chairman	3,000,000	1,500,000		–
Board member [2]	250,000	–		–
Audit Committee (AC)	–	480,000		150,000
Compensation Committee (CC)	–	300,000		100,000
Governance and Nominations Committee (GNC)	–	No additional fee		50,000
Risk Committee (RC)	–	400,000		100,000
1 Committee chairs do not receive committee fees in addition to their chair fees.
2 The Vice-Chair and Lead Independent Director does not receive additional compensation for these roles.
It is the intention of the Board to leave these fee amounts unchanged for the next Board compensation period, except that a new committee fee of CHF 75,000 will be introduced for membership of the newly established Conduct and Financial Crime Control Committee, which will be paid for the first time for the period from the 2019 AGM to the 2020 AGM.
Compensation of the Chairman
The Chairman’s role is a full-time appointment. He is paid an annual base board fee of CHF 3.0 million in cash (divided into 12 monthly payments) plus a chair fee of CHF 1.5 million in Group shares delivered in one installment at the end of the current board period. In the past few years, the Chairman has voluntarily waived all or part of his chair fee. For the 2018 AGM to 2019 AGM period, the Chairman’s compensation has returned to the previously approved level, in light of the successful completion of the Group’s restructuring program. The Chairman may also receive benefits from and make contributions to the Group pension fund in line with local market practice for the Group. The total compensation paid to the Chairman reflects his full-time status and active role in shaping the Group’s strategy, governing the Group’s affairs, engaging and maintaining a close working relationship with the CEO and senior management, and providing counsel and support, where appropriate. The Chairman coordinates the Board’s activities, works with the committee chairs to coordinate the tasks of the committees and ensures that Board members are provided with sufficient information to perform their duties. The Chairman drives the Board agenda on key topics such as the strategic development of the Group, corporate culture, succession planning and the structure and organization of the Group. The Chairman also steers the agenda on compensation and compensation structure, including the performance evaluation and compensation of the CEO and the Executive Board. He chairs the Board, the Governance and Nominations Committee and the shareholder meetings and takes an active role in representing the Group to regulators and supervisors, key shareholders, investors, and other external stakeholders. Moreover, he is a member of several Swiss and international industry associations on behalf of the Group, including the Swiss Bankers Association, the Swiss Finance Council, the Institute of International Finance and the European Banking Group.
Compensation of the committee chairs
The committee chair fees are fixed in advance and are not linked to the Group’s financial performance. The chair fees are paid 50% in cash and 50% in Group shares in one installment at the end of the current board period. In addition to the greater time commitment required to prepare and lead the committee work, the chair fees reflect the engagement of the three committee chairs throughout the year with regulators, shareholders, the business divisions and corporate functions and other stakeholders. Regulatory developments in the banking industry in recent years have put increasing demands on the Risk and Audit Committee Chairs, in particular, increasing the frequency of interaction with the Group’s main regulators on internal control, risk, capital and other matters under the supervision of these committees. Similarly, the greater focus of shareholders and regulators on compensation has resulted in an increased number of engagements between the Compensation Committee Chair and key shareholders and shareholder proxy advisers, as well as with regulators. The Compensation Committee held 9 meetings and calls during 2018. The Audit Committee Chair fee also considers the greater number of meetings required of the Audit Committee for the review and approval of the quarterly financial results and related filings and the Audit Committee Chair’s supervisory role over the Internal Audit function. The Audit Committee held 18 meetings and calls during 2018. The Risk Committee Chair fee considers the regular interaction required between the Risk Committee Chair and the Group chief risk officer and other senior managers in the risk management function, as well as the oversight role over the Credit Risk Review function, which reports directly to the Risk Committee Chair. The Risk Committee held 6 meetings during 2018, and in addition, the Risk Committee Chair held numerous meetings with regulators and other stakeholders.
> Refer to the table “Members of the Board and Board committees” in IV – Corporate Governance – Board of Directors for further information.
> Refer to “Credit risk governance” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk coverage and management – Credit risk for further information on the Credit Risk Review function.

Utilization of Board compensation approved at the 2018 AGM
At the 2018 AGM, shareholders approved an aggregate amount of compensation to be paid to members of the Board for the period from the 2018 AGM to the 2019 AGM of CHF 12.0 million. Of this amount, a total of CHF 11.7 million will have been paid to Board members by the time of the 2019 AGM, of which CHF 10.4 million related to fees for Group Board memberships and CHF 1.3 million related to fees paid to certain Board members for subsidiary board membership. Total Group Board compensation is 6% higher compared with the prior period, and aggregate Board and subsidiary board compensation for Board members is 2% higher, primarily reflecting an additional Board member.
Board compensation from the 2018 AGM to the 2019 AGM (audited)
	Group											Subsidiaries
	GNC	AC	CC	RC	Base board fee	Committee fee	Chair fee	Pension and other benefits	Total	Of which awarded in Group shares	[1]	Subsidiary board fee	[2]	Pension and other benefits	Total, including subsidiary boards	[3]
CHF
Urs Rohner, Chairman [4]	C				3,000,000		1,500,000	217,437	4,717,437	1,500,000					4,717,437
Iris Bohnet			M		250,000	100,000			350,000	175,000					350,000
Andreas Gottschling	M	M		C	250,000	200,000	400,000		850,000	425,000		100,000			950,000
Alexander Gut		M			250,000	150,000			400,000	200,000		150,000			550,000
Michael Klein				M	250,000	100,000			350,000	175,000					350,000
Andreas N. Koopmann			M		250,000	100,000			350,000	175,000					350,000
Seraina Macia				M	250,000	100,000			350,000	175,000					350,000
Kai S. Nargolwala	M		C		250,000	50,000	300,000		600,000	300,000					600,000
Ana Paula Pessoa		M			250,000	150,000			400,000	200,000					400,000
Joaquin J. Ribeiro		M			250,000	150,000			400,000	200,000					400,000
Severin Schwan	M			M	250,000	150,000			400,000	200,000					400,000
John Tiner	M	C		M	250,000	150,000	480,000		880,000	440,000		220,500			1,100,500
Alexandre Zeller [5]	M		M		208,333	125,000			333,333	166,667		666,667		180,993	1,180,993
Total					5,958,333	1,525,000	2,680,000	217,437	10,380,770	4,331,667		1,137,167		180,993	11,698,930
GNC = Governance and Nominations Committee; AC = Audit Committee; CC = Compensation Committee; RC = Risk Committee; C = Chair; M = Member
1
As of December 31, 2018, one-half of the Board member fees to be awarded in Group shares have been delivered to Board members. The applicable Group share price was CHF 13.03. The remaining shares will be delivered to Board members at or around the date of the 2019 AGM and the share price for this second share delivery will be determined at that time. Group shares are subject to a four-year blocking period.

2
Subsidiary board fees were awarded for the following subsidiary board roles: i) Mr. Gottschling serves as non-executive director and member of the risk commitee and advisory remuneration committee of the UK subsidiaries Credit Suisse International and Credit Suisse Securities (Europe) Limited; ii) Mr. Gut serves as non-executive director and audit committee chair of the Swiss subsidiary Credit Suisse (Schweiz) AG; iii) Mr. Tiner serves as non-executive board member of the US subsidiares Credit Suisse Holdings (USA), Inc. and Credit Suisse Securities (USA) LLC; in the case of Mr. Tiner, these fees were agreed prior to the cap of CHF 100,000 being adopted for Group Board members serving on subsidiary boards; and iv) Mr. Zeller served as non-executive board member and chairman of Credit Suisse (Schweiz) AG.

3
At the 2018 AGM, shareholders approved a maximum amount of total compensation to be awarded to Board members until the 2019 AGM of CHF 12 million. For the total compensation awarded to members of the Board, the Group will make payments of CHF 0.6 million for the 2018 / 2019 Board period to cover the mandatory employer social security contributions as required under the social security laws applicable to the individual Board members based on their domicile and employment status. These contributions do not form part of the Board members' compensation.

4
The Chair fee of the Chairman is set at CHF 1.5 million to be awarded as 100% Group shares. The total compensation of the Chairman includes benefits for the period from the 2018 AGM to the 2019 AGM of CHF 217,437, including pension and health insurance benefits.

5
Mr. Zeller stepped down as Group board member and board member and chairman of the board of directors of the subsidiary Credit Suisse (Schweiz) AG effective February 28, 2019. Accordingly, Mr. Zeller's Board compensation has been pro-rated for the period from the 2018 AGM to February 28, 2019. During this period, Mr. Zeller was eligible for pension and health insurance benefits in connection with his role as chairman and member of the board of Credit Suisse (Schweiz) AG, but not for his role as member of the Group Board.

Board compensation from the 2017 AGM to the 2018 AGM (audited)
	Group											Subsidiaries
	GNC	AC	CC	RC	Base board fee	Committee fee	Chair fee	Pension and other benefits	Total	Of which awarded in Group shares	[1]	Subsidiary board fee	Pension and other benefits		Total, including subsidiary boards	[2]
CHF
Urs Rohner, Chairman [3]	C				3,000,000	–	1,050,000	216,823	4,266,823	1,050,000		–	–		4,266,823
Iris Bohnet			M		250,000	100,000	–	–	350,000	175,000		–	–		350,000
Andreas Gottschling				M	250,000	100,000	–	–	350,000	175,000		33,333	–		383,333
Alexander Gut		M			250,000	150,000	–	–	400,000	200,000		150,000	–		550,000
Andreas N. Koopmann			M	M	250,000	200,000	–	–	450,000	225,000		–	–		450,000
Seraina Macia		M			250,000	150,000	–	–	400,000	200,000		–	–		400,000
Kai S. Nargolwala	M		C		250,000	50,000	300,000	–	600,000	300,000		–	–		600,000
Joaquin J. Ribeiro		M			250,000	150,000	–	–	400,000	200,000		–	–		400,000
Severin Schwan	M			M	250,000	150,000	–	–	400,000	200,000		–	–		400,000
Richard E. Thornburgh	M	M		C	250,000	200,000	420,000	–	870,000	435,000		271,600	–		1,141,600
John Tiner	M	C		M	250,000	150,000	480,000	–	880,000	440,000		218,250	–		1,098,250
Alexandre Zeller	M		M		250,000	150,000	–	–	400,000	200,000		800,000	216,823	[4]	1,416,823
Total					5,750,000	1,550,000	2,250,000	216,823	9,766,823	3,800,000		1,473,183	216,823		11,456,829
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

4
Mr. Zeller was eligible for pension and health insurance benefits in connection with his role as board member and chairman of the board of directors of the subsidiary Credit Suisse (Schweiz) AG, but not for his role as a member of the Group Board.

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
With the exception of the Chairman, Board members may receive separate fees for serving on subsidiary boards, in addition to their Board fees, which are paid in cash. These fees are approved by the respective subsidiary boards and are subject to ratification by the Board. All subsidiary board fees are included in the total amount of compensation of the members of the Board proposed for approval by shareholders at the AGM. The Chairman does not receive separate fees for board memberships in other Group companies, as this is considered to be included as part of the Chairman’s compensation.
The Board members newly appointed to serve on subsidiary boards receive a flat subsidiary board membership fee of CHF 100,000 (or higher amounts if a Board member serves as the chair of the subsidiary board or a committee). This amount is generally less than that received by other external subsidiary board members, given that Board members are already familiar with the Group’s entities and activities. Serving on a subsidiary board is nevertheless a significant additional commitment for these Board members, reflected, for example, in the number of subsidiary board meetings held throughout the year as shown in the following table.
Number of subsidiary board meetings
	Board	Committee	[1]	Total
Subsidiary
Credit Suisse (Schweiz) AG	12	16		28
Credit Suisse International (CSI) / Credit Suisse Securities (Europe) Ltd. (CSSEL)	13	12		25
Credit Suisse Holdings (USA), Inc.	19	21		40
1 Includes meetings of the respective subsidiary board's audit and risk committees.

Supplementary information
Board shareholdings
The table below discloses the shareholdings of the Board members, their immediate family and companies in which they have a controlling interest. As of December 31, 2018 and 2017, there were no Board members with outstanding options.
Board shareholdings by individual
end of	2018	2017
December 31 (shares) [1]
Urs Rohner	268,250	189,956
Iris Bohnet	61,311	49,451
Andreas Gottschling	19,210	5,432
Alexander Gut	37,707	24,152
Michael Klein [2]	6,713	–
Andreas N. Koopmann	131,231	117,900
Seraina Macia	49,827	37,231
Kai S. Nargolwala	299,872	280,883
Ana Paula Pessoa [2]	7,672	–
Joaquin J. Ribeiro	37,705	24,150
Severin Schwan	129,957	116,402
John Tiner	244,317	216,645
Alexandre Zeller	79,763	6,208
Total	1,373,535	1,068,410	[3]
1 Includes Group shares that are subject to a blocking period of up to four years; includes shareholdings of immediate family members.
2 Michael Klein and Ana Paula Pessoa were newly elected at the 2018 AGM.
3 Excludes 196,766 shares held by Richard E. Thornburgh as of December 31, 2017, who did not stand for re-election to the Board as of April 27, 2018.
Board loans
The majority of loans outstanding to members of the Board are mortgages or loans against securities. Such loans are made to Board members on the same terms available to third-party clients. Pursuant to the AoA, each member of the Board may be granted individual credit facilities or loans up to a maximum of CHF 20 million at market conditions. As of December 31, 2018, 2017 and 2016, outstanding loans to Board members amounted to CHF 10 million, CHF 11 million, and CHF 10 million, respectively.
Board members with loans, including the Chairman, do not benefit from employee conditions, but are subject to conditions applied to clients with a comparable credit standing. Unless otherwise noted, all loans to Board members are made in the ordinary course of business and substantially on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons. Such loans do not involve more than the normal risk of collectability or present other unfavorable features. In addition to the loans listed below, the Group or any of its banking subsidiaries may enter into financing and other banking agreements with companies in which current Board members have a significant influence as defined by the SEC. Examples include holding executive and/or board level roles in these companies. Unless otherwise noted, loans extended by the Group to such companies are also made in the ordinary course of business and at prevailing market conditions. As of December 31, 2018, 2017 and 2016, there was no loan exposure to such related party companies that was not made in the ordinary course of business and at prevailing market conditions.
> Refer to “Banking relationships with Board and Executive Board members and related party transactions” in IV – Corporate Governance – Additional information for further information.
Board loans by individual (audited)
end of	2018	2017
December 31 (CHF)
Urs Rohner	4,660,000	4,745,000
Alexander Gut	30,000	30,000
Andreas N. Koopmann	4,122,750	5,197,600
Seraina Macia	960,000	968,000
Total	9,772,750	10,940,600
Includes loans to immediate family members and companies, in which the respective Board member has an ownership stake of 50% or higher.
Former members of the Board
Two former members of the Board are eligible to receive office infrastructure and secretarial support. These services are based on existing resources and are not used on a regular basis. No additional fees, severance payments or other forms of compensation were paid to former members of the Board or related parties during 2018 and 2017.

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
Role-based allowances
Role-based allowances are a component of fixed compensation awarded to certain employees identified as Prudential Regulation Authority (PRA) Code Staff under UK regulatory requirements or material risk-takers under other EU regulatory requirements. These role-based allowances are determined based on the role and organizational responsibility of the individuals. Role-based allowances are deemed to be fixed compensation for the purposes of calculating the cap of variable incentive compensation as required by the Capital Requirements Directive IV (CRD IV) and Capital Requirements Regulation (CRR). Role-based allowances for 2018 were paid entirely in cash on a non-deferred basis.
Variable incentive compensation
For 2018, variable incentive compensation was paid in cash unless the total compensation awarded to an employee for 2018 was greater than or equal to CHF 250,000 or the local currency equivalent or USD 250,000 for employees whose total compensation is denominated in US dollars. In these cases a portion was paid in cash and the balance was deferred, vesting at a later date.
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
To enable closer alignment with market practice and local variations, two deferral tables have been applied since 2015: one for the Americas and another for the rest of the world. For 2018, the deferral rates ranged from 17.5% to 80% of variable incentive compensation for employees located in the Americas, and 17.5% to 85% of variable incentive compensation for employees located elsewhere. The amount of variable incentive compensation paid in cash for 2018 was capped at CHF 2 million or the local currency equivalent (or USD 2 million for employees whose total compensation is denominated in US dollars) per employee.
Compensation components by employee category

Deferred compensation: key features

Award	Delivery[1]	Vesting period[1]	Performance conditions
Share awards	▪ One registered share per award ▪ Dividend equivalents (payable upon delivery)	▪ 3 years (ratable vesting) ▪ 5 years (ratable vesting) for risk managers[2] ▪ 7 years (ratable vesting over five years, starting on the third anniversary) for senior managers[3]	▪ No additional performance conditions
Performance share awards	▪ One registered share per award ▪ Dividend equivalents (payable upon delivery)	▪ 3 years (ratable vesting) ▪ 5 years (ratable vesting) for risk managers[2] ▪ 7 years (ratable vesting over five years, starting on the third anniversary) for senior managers[3]	▪ Performance conditions apply to full balance of outstanding awards ▪ Negative adjustment applies in event of divisional loss[4] by the division in which the employee worked as of December 31, 2018, or a negative return on equity (RoE) of the Group, whichever results in a larger adjustment ▪ For employees in the corporate functions and the Strategic Resolution Unit, the negative adjustment only applies in the event of a negative RoE of the Group
Contingent Capital Awards (CCA)	▪ At settlement, contingent capital instrument or cash payment based on the fair value of the CCA ▪ Prior to settlement, conditional right to receive semi-annual cash payments of interest equivalents ▪ Timing and form of distribution upon settlement is subject to approval by FINMA	▪ 3 years (cliff vesting) ▪ 5 years (cliff vesting) for risk managers[2] ▪ 7 years (cliff vesting) for senior managers[3]	Prior to settlement, the principal amount would be written down to zero and forfeited if: ▪ The Group's reported CET1 ratio falls below 7%; or ▪ FINMA determines that cancellation of the CCA and other similar contingent capital instruments is necessary, or that the Group requires public sector capital support, in either case to prevent it from becoming insolvent or otherwise failing

1 Individuals in certain jurisdictions may be subject to conditions other than those outlined here in order to comply with local legal or regulatory requirements.
2 Risk managers are a subset of the UK PRA Code Staff population, defined as individuals identified as having responsibility for managing or supervising risk-taking or significant risk functions for the Group's UK entities.
3 Senior managers are a subset of the UK PRA Code Staff population, defined as individuals who retain the greatest influence over the strategic direction of the Group's UK business, and who also perform one or more of the PRA and UK Financial Conduct Authority's designated senior management functions and "prescribed responsibilities" for the relevant UK entities.
4 Refer to table "Potential downward adjustments of performance share awards".

Potential downward adjustments of performance share awards
As described in the above table, performance share awards may be subject to negative adjustments in the event of a divisional loss. The amount of potential negative adjustment is shown in the table below.
Downward adjustment if division incurs a loss
Division pre-tax loss (in CHF billion)	Downward adjustment on award balance (in %)
1.00	15
2.00	30
3.00	45
4.00	60
5.00	75
6.00	90
6.67	100
Determination of the variable incentive compensation pools
In determining the pools, the Compensation Committee aims to balance the distribution of the Group’s profits between shareholders and employees. The primary driver of the pool amounts is the Group’s financial performance in terms of economic contribution, measured as adjusted income before taxes excluding variable incentive compensation expenses, after deducting a capital usage charge. Non-financial factors are also considered in the determination of the pool amounts, including progress on the achievement of strategic objectives, market position and trend, risk-related issues, relative performance compared to peers, and any extraordinary events, such as, but not limited to, company reorganizations, major legacy settlements or any other exceptional circumstances. In this regard, the Compensation Committee can apply discretion to make positive and negative adjustments to the variable incentive compensation pools.

The variable incentive compensation pools are determined on an annual basis, with accruals made on a quarterly basis throughout the year. The Compensation Committee regularly reviews the accruals and related financial information and applies adjustments in exceptional circumstances to ensure that the overall size of the pools is consistent with the Group’s compensation objectives. The total amount of the pool for the corporate functions is not linked to the performance of the particular divisions that employees of the corporate functions support or oversee, but takes into account the Group-wide financial performance, measured in the form of Group economic contribution and non-financial factors. Therefore, employees working in the corporate functions, including those performing control functions, are remunerated independently from the performance of the businesses they oversee and support. As with the business divisions, risk, control, compliance and ethical considerations and relative performance compared to peers, as well as the market and regulatory environment, are taken into account.
For 2018, the Compensation Committee noted the 52% increase in Group adjusted income before taxes, from CHF 2.8 billion in 2017 to CHF 4.2 billion in 2018, and acknowledged that the Group had successfully delivered against its strategic priorities, including a strengthened capital position since 2015, achievement of its target for adjusted operating cost base, closure of the Strategic Resolution Unit, de-risking of the Global Markets activities, and greater allocation of capital to the Wealth Management-related and Investment Banking & Capital Markets businesses, which typically generate higher returns and are less volatile. The Compensation Committee also considered a range of other factors such as relative performance versus peers, market position and market trends, as well as control, risk and ethical considerations. In terms of the market environment however, the Compensation Committee noted that conditions in the second half of 2018 became more challenging for the financial services industry, with a significant drop in client activity resulting from a combination of factors including increasing trade tensions, rising US interest rates and greater geopolitical uncertainty. Against the backdrop of these conditions, the Compensation Committee decided to keep the Group variable compensation pool stable to the previous year, notwithstanding an increase in adjusted income before taxes of 52% over the same period. As such, to protect returns and profitability in light of downward pressure on revenues during the second half of the year, the Compensation Committee proposed an overall Group pool of CHF 3,195 million, which was approved by the Board.
> Adjusted results are non-GAAP financial measures which exclude certain items included in our reported results. Refer to “Reconciliation of adjusted results” in I – Information on the company – Strategy and II – Operating and financial review – Credit Suisse for further information.
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
For consideration of European and local practices, the Compensation Committee also references a cross-industry peer group of Europe-headquartered multinational companies selected on the basis of comparability to Credit Suisse in size, scale, global scope of operations and economic influence. In addition to the companies already listed above and those included as part of the Executive Board LTI award RTSR peer group, peers considered for Executive Board compensation include: AstraZeneca, Commerzbank, HSBC, Investor AB, Merck KGaA, Novartis, Standard Life Aberdeen and UniCredit.
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
Malus and clawback provisions
All deferred compensation awards granted contain malus provisions that enable the Group to reduce or cancel the awards prior to settlement if the participant engages in certain detrimental conduct. Malus provisions were enforced during the course of 2018. All variable incentive compensation granted to UK PRA Code Staff and employees regulated by the Bank of Italy are subject to clawback. Other EU-regulated employees are also subject to clawback provisions as required by applicable legal or regulatory requirements.
Covered Employees (including Material Risk Takers and Controllers)
Covered employees are subject to a heightened level of scrutiny over the alignment of their compensation with performance and risk considerations.

Compensation outcomes for 2018
Of the total variable incentive compensation awarded across the Group for 2018, 50% was deferred, compared with 45% in 2017, and subject to certain conditions including future service, performance, market and malus criteria.
Total compensation awarded
	2018			2017
For	Unrestricted	Deferred	Total	Unrestricted		Deferred	Total
Fixed compensation (CHF million)
Salaries	5,235	99	5,334	5,504		90	5,594
Social security	652	–	652	671		–	671
Other [1]	748	–	748	790	[2]	–	790
Total fixed compensation	6,635	99	6,734	6,965		90	7,055
Variable incentive compensation (CHF million)
Cash	1,555	–	1,555	1,708		–	1,708
Share awards	35	638	673	38		613	651
Performance share awards	–	532	532	–		478	478
Contingent Capital Awards	–	299	299	–		241	241
Other cash awards	–	136	136	–		112	112
Total variable incentive compensation	1,590	1,605	3,195	1,746		1,444	3,190
Other variable compensation (CHF million)
Severance awards	34	0	34	1		–	1
Other [3]	23	99	122	26		244	270	[4]
Total other variable compensation	57	99	156	27		244	271
Total compensation awarded (CHF million)
Total compensation awarded	8,282	1,803	10,085	8,738		1,778	10,516
of which guaranteed bonuses	26	33	59	49		72	121
1 Includes pension and other post-retirement expense of CHF 411 million and CHF 432 million in 2018 and 2017, respectively.
2
In 2018, the Group adopted a new US GAAP accounting standard which resulted in a restatement that increased compensation and benefits and reduced general and administrative expenses by CHF 190 million.

3 Includes replacement awards to compensate employees for the equivalent fair value of deferred awards cancelled by previous employers, as well as retention awards and sign-on payments.
4 Includes CHF 65 million of cash retention awards in Asia Pacific.

Number of employees awarded variable incentive and other compensation
	2018				2017
	MRTC	[1]	Other employees	Total	MRTC	[1]	Other employees	Total
Number of employees awarded variable incentive compensation
Variable incentive compensation	1,003		41,210	42,213	1,070		41,614	42,684
of which cash	977		40,996	41,973	1,070		41,614	42,684
of which share awards	944		6,004	6,948	983		6,011	6,994
of which performance share awards	952		873	1,825	990		859	1,849
of which Contingent Capital Awards	933		4,843	5,776	963		4,833	5,796
of which other cash awards	69		431	500	41		240	281
Number of employees awarded other variable compensation
Severance awards	1		217	218	2		181	183
Guaranteed bonuses	4		129	133	16		162	178
Other [2]	34	[3]	590	624	44	[3]	821	865
Excluding Executive Board members who were in office on December 31, 2018.
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
3 For 2018 and 2017, sign-on payments were paid to 5 and 3 MRTC, respectively.
Compensation awarded to Material Risk Takers and Controllers
	2018				2017
For	Unrestricted		Deferred	Total	Unrestricted		Deferred	Total
Fixed compensation (CHF million)
Total fixed compensation [1]	514		58	572	536		59	595
Variable incentive compensation (CHF million)
Cash	230		–	230	298		–	298
Share awards	35		192	227	38		177	215
Performance share awards	–		328	328	–		299	299
Contingent Capital Awards	–		128	128	–		116	116
Other cash awards	–		40	40	–		35	35
Total variable incentive compensation	265		688	953	336		627	963
Other variable compensation (CHF million)
Severance awards	1		–	1	1		–	1
Other [2]	4	[3]	22	26	8	[3]	88	96
Total other variable compensation	5		22	27	9		88	97
Total compensation (CHF million)
Total compensation	784		768	1,552	881		774	1,655
of which guaranteed bonuses	1		3	4	10		25	35
Excluding Executive Board members who were in office on December 31, 2018. Of the total compensation awarded to MRTC for 2018 and 2017, 49% and 47%, respectively, was deferred. Of the total variable incentive compensation awarded to MRTC for 2018 and 2017, 72% and 65%, respectively, was deferred.

1 The number of MRTCs receiving fixed compensation for 2018 and 2017 was 1,030 and 1,102, respectively.
2 Includes replacement awards to compensate employees for the equivalent fair value of deferred awards cancelled by previous employers, as well as retention awards and sign-on payments.
3 For 2018 and 2017, sign-on payments paid to MRTC amounted to CHF 1 million and CHF 5 million, respectively.

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
Group compensation and benefits expense
	2018				2017
in	Current compen- sation	Deferred compen- sation		Total	Current compen- sation		Deferred compen- sation		Total
Fixed compensation expense (CHF million)
Salaries	5,235	85	[1]	5,320	5,504		52	[1]	5,556
Social security [2]	652	–		652	671		–		671
Other [3]	748	–		748	790	[4]	–		790
Total fixed compensation expense	6,635	85		6,720	6,965		52		7,017
Variable incentive compensation expense (CHF million)
Cash	1,555	–		1,555	1,708		–		1,708
Share awards	35	526	[5]	561	38		525	[5]	563
Performance share awards	–	382		382	–		348		348
Contingent Capital Awards	–	154		154	–		280		280
Contingent Capital share awards	–	2		2	–		18		18
Capital Opportunity Facility awards	–	12		12	–		14		14
2008 Partner Asset Facility awards [6]	–	–		–	–		7		7
Other cash awards	–	178		178	–		392		392
Total variable incentive compensation expense	1,590	1,254		2,844	1,746		1,584		3,330
Other variable compensation expense (CHF million)
Severance payments	34	–		34	1		–		1
Other [7]	22	–		22	19		–		19
Total other variable compensation expense	56	–		56	20		–		20
Total compensation expense (CHF million)
Total compensation expense	8,281	1,339		9,620	8,731		1,636		10,367
Restructuring expenses in connection with the strategic review of the Group are disclosed separately and are not part of the total compensation expenses. These restructuring expenses included cash severance expenses of CHF 169 million and CHF 192 million relating to 1,647 and 1,774 employees in 2018 and 2017, respectively.

1 Includes fixed deferred expense of CHF 85 million for other cash awards for 2018; and CHF 4 million for share awards and CHF 48 million for other cash awards for 2017.
2 Represents the Group's portion of employees' mandatory social security.
3 Includes pension and other post-retirement expense of CHF 411 million and CHF 432 million in 2018 and 2017, respectively.
4
In 2018, the Group adopted a new US GAAP accounting standard which resulted in a restatement that increased compensation and benefits and reduced general and administrative expenses by CHF 190 million.

5 Includes CHF 22 million and CHF 34 million of compensation expense associated with replacement share awards granted in 2018 and 2017, respectively.
6 Includes the change in the underlying fair value of the indexed assets during the period.
7 Includes replacement awards to compensate employees for the equivalent fair value of deferred awards cancelled by previous employers, as well as retention awards and sign-on payments.

Supplementary information
Equal pay and the gender pay gap
Equal pay for equal work has always been and will continue to be an important focus for us. Our philosophy is to provide a discrimination-free compensation system for all employees based on their contribution and regardless of their background, including gender.
We design our compensation system to be compliant with applicable laws regarding equal and gender pay. In the UK, we publish the gender pay gap report in line with regulatory requirements and we are implementing measures to address this gap. We were one of the first banks signing up to HM Treasury’s Women in Finance Charter, promising support for transitioning women into senior roles. We are also involved in numerous opportunities to promote gender diversity and talent including Women on Board, Women in Banking and Finance and Modern Muse and Tech She Can.
Equal pay for our employees is set forth in our Group Compensation policy which states that all employment-related decisions, including decisions on compensation are based on an individual’s qualifications, performance and behavior, or other legitimate business considerations, such as the profitability of the Group or the division and department of the individual, and the strategic needs of the Group.
Group estimated unrecognized compensation expense
The following table shows the estimated compensation expense that has not yet been recognized through the income statement for deferred compensation awards granted for 2018 and prior years that were outstanding as of December 31, 2018, with comparative information for 2017. These estimates were based on the fair value of each award on the grant date, taking into account the current estimated outcome of relevant performance criteria and estimated future forfeitures. No estimate has been included for future mark-to-market adjustments.
Group estimated unrecognized compensation expense
	Deferred compensation			2018	Deferred compensation			2017
end of	For 2018	For prior-year awards		Total	For 2017	For prior-year awards		Total
Estimated unrecognized compensation expense (CHF million)
Share awards	629	466	[1]	1,095	569	472	[1]	1,041
Performance share awards	521	167		688	445	158		603
Contingent Capital Awards	273	141		414	229	119		348
Contingent Capital share awards	–	0		0	–	3		3
Other cash awards	136	179		315	112	194		306
Total estimated unrecognized compensation expense	1,559	953		2,512	1,355	946		2,301
1
Includes CHF 38 million and CHF 71 million of estimated unrecognized compensation expense associated with replacement share awards granted to new employees in 2018 and 2017, respectively, not related to prior years.

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
In 2018, the Group’s share delivery obligations were covered by shares purchased in the market. The Group intends to continue to cover its future share delivery obligations through market purchases.
Share-based awards outstanding
At the end of 2018, there were 138.3 million share-based awards outstanding, of which 83.2 million were share awards, 51.7 million were performance share awards and 3.4 million were CCA share awards.
> Refer to “Note 28 – Employee deferred compensation” in VI – Consolidated financial statements – Credit Suisse Group for further information.
Subsequent activity
In early 2019, the Group granted approximately 55.6 million new share awards and 46.1 million new performance share awards with respect to performance in 2018. Further, the Group awarded CHF 299 million of deferred variable incentive compensation in the form of CCA pursuant to the Group’s compensation policy.
In the first half of 2019, the Group plans to settle 62.9 million deferred awards from prior years, including 36.3 million share awards and 23.2 million performance share awards. The Group plans to meet this delivery obligation through market purchases.

> Refer to “Capital management” in III – Treasury, Risk, Balance sheet and Off-balance sheet for more information.
Changes to the value of outstanding deferred awards
Employees experience changes to the value of their deferred compensation awards during the vesting period due to both implicit and explicit value changes. Implicit value changes primarily reflect market-driven effects, such as changes in the Group share price, changes in the value of the COF, CCA and foreign exchange rate movements. Explicit value changes reflect risk adjustments triggered by conditions related to negative performance in the performance share awards, forfeiture, or the malus provisions in all deferred awards. The final value of an award will only be determined at settlement.
> Refer to “Note 28 – Employee deferred compensation” in VI – Consolidated financial statements – Credit Suisse Group for further information.
The following table provides a comparison of the outstanding deferred compensation awards at the end of 2017 and 2018, indicating the value of changes due to ex post implicit and ex post explicit adjustments. For 2018, the change in value for the outstanding deferred compensation awards was mainly due to implicit adjustments driven primarily by changes in the Group share price, foreign exchange rate movements and changes in the value of CCA.
Outstanding deferred compensation awards
in / end		Total outstanding end of 2017	Granted in 2018	Paid out in 2018	Ex post explicit adjustments	Ex post implicit adjustments	Total outstanding end of 2018	% of which exposed to ex post explicit adjustments
Group (CHF million) [1]
CCAs	Cash-based	745	241	(314)	(31)	(94)	547	100%
Other cash awards	Cash-based	402	125	(235)	(14)	(2)	276	100%
Share awards	Share-based	1,477	740	(665)	(65)	(589)	898	100%
Performance share awards	Share-based	943	450	(441)	(37)	(358)	557	100%
CCA share awards	Share-based	146	–	(81)	(1)	(28)	36	100%
Total		3,713	1,556	(1,736)	(148)	(1,071)	2,314
Material Risk Takers and Controllers (CHF million) [2]
CCAs	Cash-based	281	113	(106)	–	(44)	244	100%
Other cash awards	Cash-based	149	34	(90)	–	(3)	90	100%
Share awards	Share-based	425	216	(200)	–	(176)	265	100%
Performance share awards	Share-based	458	267	(201)	–	(199)	325	100%
CCA share awards	Share-based	38	–	(24)	–	(6)	8	100%
Total		1,351	630	(621)	–	(428)	932
1 Includes MRTCs and Executive Board members who were in office on December 31, 2018.
2 Excludes Executive Board members who were in office on December 31, 2018.

Report of the Statutory Auditor
Report of the Statutory Auditor To the General Meeting of Shareholders of Credit Suisse Group AG, Zurich _____________________________________________________________________We have audited the accompanying compensation report dated March 22, 2019 of Credit Suisse Group AG (the “Group”) for the year ended December 31, 2018. The audit was limited to the information according to articles 14-16 of the Ordinance against Excessive Compensation in Stock Exchange Listed Companies (the “Ordinance”) contained in the sections marked with (audited) on pages 243 to 254 of the compensation report.Responsibility of the Board of DirectorsThe Board of Directors is responsible for the preparation and overall fair presentation of the compensation report in accordance with Swiss law and the Ordinance. The Board of Directors is also responsible for designing the compensation system and defining individual compensation packages. Auditor's ResponsibilityOur responsibility is to express an opinion on the accompanying compensation report. We conducted our audit in accordance with Swiss Auditing Standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the compensation report complies with Swiss law and articles 14 16 of the Ordinance.An audit involves performing procedures to obtain audit evidence on the disclosures made in the compensation report with regard to compensation, loans and credits in accordance with articles 14 16 of the Ordinance. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatements in the compensation report, whether due to fraud or error. This audit also includes evaluating the reasonableness of the methods applied to value components of compensation, as well as assessing the overall presentation of the compensation report.We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion. OpinionIn our opinion, the compensation report for the year ended December 31, 2018 of the Group complies with Swiss law and articles 14 16 of the Ordinance.KPMG AGNicholas EdmondsRalph DichtLicensed Audit ExpertLicensed Audit ExpertAuditor in ChargeZurich, SwitzerlandMarch 22, 2019

VI – Consolidated financial statements – Credit Suisse Group
Report of the Independent Registered Public Accounting Firm
Consolidated financial statements
Notes to the consolidated financial statements
Controls and procedures
Report of the Independent Registered Public Accounting Firm

1 Summary of significant accounting policies
2 Recently issued accounting standards
3 Business developments, significant shareholders and subsequent events
4 Segment information
5 Net interest income
6 Commissions and fees
7 Trading revenues
8 Other revenues
9 Provision for credit losses
10 Compensation and benefits
11 General and administrative expenses
12 Restructuring expenses
13 Earnings per share
14 Revenue from contracts with customers
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

Report of the Independent Registered Public Accounting Firm
Report of the Independent Registered Public Accounting FirmTo the shareholders and Board of DirectorsCredit Suisse Group AG, Zurich_________________________________________Opinion on the Consolidated Financial StatementsWe have audited the accompanying consolidated balance sheets of Credit Suisse Group AG and subsidiaries (the “Group”) as of December 31, 2018 and 2017, and the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for each of the years in the three year period ended December 31, 2018, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Group’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 22, 2019 expressed an unqualified opinion on the effectiveness of the Group’s internal control over financial reporting.Basis for OpinionThese consolidated financial statements are the responsibility of the Group’s management and the Board of Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.KPMG AGNicholas EdmondsAnthony AnzevinoLicensed Audit ExpertGlobal Lead PartnerAuditor in ChargeWe have served as the Group’s auditor since 1989.Zurich, SwitzerlandMarch 22, 2019

[this page intentionally left blank]

Consolidated financial statements
Consolidated statements of operations
in	Note	2018	2017	2016
Consolidated statements of operations (CHF million)
Interest and dividend income	5	19,613	17,057	17,374
Interest expense	5	(12,604)	(10,500)	(9,812)
Net interest income	5	7,009	6,557	7,562
Commissions and fees	6	11,890	11,817	11,092
Trading revenues	7	624	1,317	313
Other revenues	8	1,397	1,209	1,356
Net revenues		20,920	20,900	20,323
Provision for credit losses	9	245	210	252
Compensation and benefits	10	9,620	10,367	10,652
General and administrative expenses	11	5,798	6,645	9,690
Commission expenses		1,259	1,430	1,455
Restructuring expenses	12	626	455	540
Total other operating expenses		7,683	8,530	11,685
Total operating expenses		17,303	18,897	22,337
Income/(loss) before taxes		3,372	1,793	(2,266)
Income tax expense	28	1,361	2,741	441
Net income/(loss)		2,011	(948)	(2,707)
Net income/(loss) attributable to noncontrolling interests		(13)	35	3
Net income/(loss) attributable to shareholders		2,024	(983)	(2,710)
Earnings/(loss) per share (CHF)
Basic earnings/(loss) per share	13	0.79	(0.41)	(1.27)
Diluted earnings/(loss) per share	13	0.77	(0.41)	(1.27)
Consolidated statements of comprehensive income
in	2018	2017	2016
Comprehensive income/(loss) (CHF million)
Net income/(loss)	2,011	(948)	(2,707)
Gains/(losses) on cash flow hedges	(10)	(27)	(20)
Foreign currency translation	(325)	(1,031)	515
Unrealized gains/(losses) on securities	(17)	(13)	1
Actuarial gains/(losses)	(391)	695	394
Net prior service credit/(cost)	(135)	(121)	36
Gains/(losses) on liabilities related to credit risk	1,654	(1,976)	(1,043)
Other comprehensive income/(loss), net of tax	776	(2,473)	(117)
Comprehensive income/(loss)	2,787	(3,421)	(2,824)
Comprehensive income/(loss) attributable to noncontrolling interests	(15)	28	(2)
Comprehensive income/(loss) attributable to shareholders	2,802	(3,449)	(2,822)
The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated balance sheets
end of	Note	2018	2017
Assets (CHF million)
Cash and due from banks		100,047	109,815
of which reported at fair value		115	212
of which reported from consolidated VIEs		173	232
Interest-bearing deposits with banks		1,142	726
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	15	117,095	115,346
of which reported at fair value		81,818	77,498
Securities received as collateral, at fair value		41,696	38,074
of which encumbered		25,711	23,632
Trading assets, at fair value	16	132,203	156,334
of which encumbered		32,452	49,237
of which reported from consolidated VIEs		1,616	1,348
Investment securities	17	2,911	2,191
of which reported at fair value		2,911	2,191
of which reported from consolidated VIEs		1,432	381
Other investments	18	4,890	5,964
of which reported at fair value		2,434	3,506
of which reported from consolidated VIEs		1,505	1,833
Net loans	19	287,581	279,149
of which reported at fair value		14,873	15,307
of which encumbered		230	186
of which reported from consolidated VIEs		387	267
allowance for loan losses		(902)	(882)
Premises and equipment	20	4,838	4,686
of which reported from consolidated VIEs		39	151
Goodwill	21	4,766	4,742
Other intangible assets	22	219	223
of which reported at fair value		163	158
Brokerage receivables		38,907	46,968
Other assets	23	32,621	32,071
of which reported at fair value		7,263	9,018
of which encumbered		279	134
of which reported from consolidated VIEs		2,010	2,398
Total assets		768,916	796,289
The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated balance sheets (continued)
end of	Note	2018	2017
Liabilities and equity (CHF million)
Due to banks	24	15,220	15,413
of which reported at fair value		406	197
Customer deposits	24	363,925	361,162
of which reported at fair value		3,292	3,511
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	15	24,623	26,496
of which reported at fair value		14,828	15,262
Obligation to return securities received as collateral, at fair value		41,696	38,074
Trading liabilities, at fair value	16	42,169	39,119
of which reported from consolidated VIEs		3	3
Short-term borrowings		21,926	25,889
of which reported at fair value		8,068	11,019
of which reported from consolidated VIEs		5,465	6,672
Long-term debt	25	154,308	173,032
of which reported at fair value		63,935	63,628
of which reported from consolidated VIEs		1,764	863
Brokerage payables		30,923	43,303
Other liabilities	23	30,107	31,612
of which reported at fair value		9,001	8,624
of which reported from consolidated VIEs		277	441
Total liabilities		724,897	754,100
Common shares		102	102
Additional paid-in capital		34,889	35,668
Retained earnings		26,973	24,973
Treasury shares, at cost		(61)	(103)
Accumulated other comprehensive income/(loss)	26	(17,981)	(18,738)
Total shareholders' equity		43,922	41,902
Noncontrolling interests		97	287
Total equity		44,019	42,189

Total liabilities and equity		768,916	796,289
end of	Note	2018	2017
Additional share information
Par value (CHF)		0.04	0.04
Authorized shares [1]		3,271,129,950	3,271,129,950
Common shares issued	26	2,556,011,720	2,556,011,720
Treasury shares	26	(5,427,691)	(5,757,666)
Shares outstanding	26	2,550,584,029	2,550,254,054
1 Includes issued shares and unissued shares (conditional, conversion and authorized capital).
The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated statements of changes in equity
	Attributable to shareholders
	Common shares	Additional paid-in capital		Retained earnings	Treasury shares, at cost	AOCI	Total share- holders' equity	Non- controlling interests	Total equity
2018 (CHF million)
Balance at beginning of period	102	35,668		24,973	(103)	(18,738)	41,902	287	42,189
Purchase of subsidiary shares from non- controlling interests, not changing ownership [1,2]	–	–		–	–	–	–	(69)	(69)
Sale of subsidiary shares to noncontrolling interests, changing ownership	–	2		–	–	–	2	(2)	–
Sale of subsidiary shares to noncontrolling interests, not changing ownership [2]	–	–		–	–	–	–	30	30
Net income/(loss)	–	–		2,024	–	–	2,024	(13)	2,011
Cumulative effect of accounting changes, net of tax	–	–		(24)	–	(21)	(45)	–	(45)
Total other comprehensive income/(loss), net of tax	–	–		–	–	778	778	(2)	776
Sale of treasury shares	–	(28)		–	11,721	–	11,693	–	11,693
Repurchase of treasury shares	–	–		–	(12,441)	–	(12,441)	–	(12,441)
Share-based compensation, net of tax	–	(120)		–	762	–	642	–	642
Financial instruments indexed to own shares [3]	–	28		–	–	–	28	–	28
Dividends paid	–	(661)	[4]	–	–	–	(661)	(5)	(666)
Changes in scope of consolidation, net	–	–		–	–	–	–	(129)	(129)
Balance at end of period	102	34,889		26,973	(61)	(17,981)	43,922	97	44,019
2017 (CHF million)
Balance at beginning of period	84	32,131		25,954	0	(16,272)	41,897	414	42,311
Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	–		–	–	–	–	(163)	(163)
Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–		–	–	–	–	65	65
Net income/(loss)	–	–		(983)	–	–	(983)	35	(948)
Cumulative effect of accounting changes, net of tax	–	–		2	–	–	2	–	2
Total other comprehensive income/(loss), net of tax	–	–		–	–	(2,466)	(2,466)	(7)	(2,473)
Issuance of common shares	18	5,195		–	–	–	5,213	–	5,213
Sale of treasury shares	–	1		–	12,033	–	12,034	–	12,034
Repurchase of treasury shares	–	–		–	(12,757)	–	(12,757)	–	(12,757)
Share-based compensation, net of tax	–	36		–	621	–	657	–	657
Financial instruments indexed to own shares	–	19		–	–	–	19	–	19
Dividends paid	–	(1,546)		–	–	–	(1,546)	(4)	(1,550)
Changes in scope of consolidation, net	–	–		–	–	–	–	(41)	(41)
Other	–	(168)		–	–	–	(168)	(12)	(180)
Balance at end of period	102	35,668		24,973	(103)	(18,738)	41,902	287	42,189
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
The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated statements of changes in equity (continued)
	Attributable to shareholders
	Common shares	Additional paid-in capital	Retained earnings	Treasury shares, at cost	AOCI	Total share- holders' equity	Non- controlling interests	Total equity
2016 (CHF million)
Balance at beginning of period	78	31,925	29,139	(125)	(16,635)	44,382	636	45,018
Purchase of subsidiary shares from non- controlling interests, changing ownership	–	(13)	–	–	–	(13)	(6)	(19)
Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	–	–	–	–	–	(103)	(103)
Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–	–	–	–	–	112	112
Net income/(loss)	–	–	(2,710)	–	–	(2,710)	3	(2,707)
Cumulative effect of accounting changes, net of tax	–	–	(475)	–	475	–	–	–
Total other comprehensive income/(loss), net of tax	–	–	–	–	(112)	(112)	(5)	(117)
Issuance of common shares	6	1,661	–	–	–	1,667	–	1,667
Sale of treasury shares	–	7	–	16,160	–	16,167	–	16,167
Repurchase of treasury shares	–	–	–	(16,197)	–	(16,197)	–	(16,197)
Share-based compensation, net of tax	–	178	–	162	–	340	–	340
Financial instruments indexed to own shares	–	(164)	–	–	–	(164)	–	(164)
Dividends paid	–	(1,435)	–	–	–	(1,435)	–	(1,435)
Changes in scope of consolidation	–	–	–	–	–	–	(194)	(194)
Other	–	(28)	–	–	–	(28)	(29)	(57)
Balance at end of period	84	32,131	25,954	0	(16,272)	41,897	414	42,311
The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated statements of cash flows
in	2018	2017	2016
Operating activities (CHF million)
Net income/(loss)	2,011	(948)	(2,707)
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities (CHF million)
Impairment, depreciation and amortization	936	894	937
Provision for credit losses	245	210	252
Deferred tax provision/(benefit)	800	2,238	(193)
Share of net income/(loss) from equity method investments	(111)	(153)	(65)
Trading assets and liabilities, net	25,413	4,652	21,100
(Increase)/decrease in other assets	3,453	(15,597)	9,611
Increase/(decrease) in other liabilities	(14,294)	(1,931)	(1,255)
Other, net	(5,693)	2,093	(905)
Total adjustments	10,749	(7,594)	29,482
Net cash provided by/(used in) operating activities	12,760	(8,542)	26,775
Investing activities (CHF million)
(Increase)/decrease in interest-bearing deposits with banks	(427)	40	117
(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	(1,372)	14,286	(7,056)
Purchase of investment securities	(683)	(86)	(88)
Proceeds from sale of investment securities	255	14	14
Maturities of investment securities	853	422	363
Investments in subsidiaries and other investments	(547)	(1,094)	(1,403)
Proceeds from sale of other investments	1,772	1,970	1,737
(Increase)/decrease in loans	(12,500)	(13,674)	(3,745)
Proceeds from sales of loans	5,980	9,938	2,468
Capital expenditures for premises and equipment and other intangible assets	(1,095)	(1,068)	(1,164)
Proceeds from sale of premises and equipment and other intangible assets	30	1	55
Other, net	342	65	749
Net cash provided by/(used in) investing activities	(7,392)	10,814	(7,953)
The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated statements of cash flows (continued)
in	2018	2017	2016
Financing activities (CHF million)
Increase/(decrease) in due to banks and customer deposits	1,808	3,423	10,267
Increase/(decrease) in short-term borrowings	(2,990)	5,018	6,594
Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(2,052)	(5,251)	(14,525)
Issuances of long-term debt	33,172	43,556	52,984
Repayments of long-term debt	(43,851)	(62,554)	(47,132)
Issuances of common shares	0	4,253	725
Sale of treasury shares	11,693	12,034	16,167
Repurchase of treasury shares	(12,441)	(12,757)	(16,197)
Dividends paid	(666)	(590)	(493)
Other, net	181	77	377
Net cash provided by/(used in) financing activities	(15,146)	(12,791)	8,767
Effect of exchange rate changes on cash and due from banks (CHF million)
Effect of exchange rate changes on cash and due from banks	10	(827)	1,244
Net increase/(decrease) in cash and due from banks (CHF million)
Net increase/(decrease) in cash and due from banks	(9,768)	(11,346)	28,833

Cash and due from banks at beginning of period [1]	109,815	121,161	92,328
Cash and due from banks at end of period [1]	100,047	109,815	121,161
1 Includes restricted cash.
Supplemental cash flow information
in	2018	2017	2016
Cash paid for income taxes and interest (CHF million)
Cash paid for income taxes	678	540	662
Cash paid for interest	12,772	9,961	9,136
Assets and liabilities sold in business divestitures (CHF million)
Assets sold	0	1,777	425
Liabilities sold	0	1,658	383
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
In preparing the consolidated financial statements, management is required to make estimates and assumptions including, but not limited to, the fair value measurements of certain financial assets and liabilities, the allowance for loan losses, the evaluation of variable interest entities (VIEs), the impairment of assets other than loans, recognition of deferred tax assets, tax uncertainties, pension liabilities and various contingencies. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the dates of the consolidated balance sheets and the reported amounts of revenues and expenses during the reporting period. While management evaluates its estimates and assumptions on an ongoing basis, actual results could differ materially from management’s estimates. Market conditions may increase the risk and complexity of the judgments applied in these estimates.
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

Reverse repurchase and repurchase agreements
Purchases of securities under agreements to resell (reverse repurchase agreements) and securities sold under agreements to repurchase substantially identical securities (repurchase agreements) do not constitute economic sales and are therefore treated as collateralized financing transactions, which are carried in the consolidated balance sheet at the amount of cash disbursed or received, respectively. Reverse repurchase agreements are recorded as collateralized assets while repurchase agreements are recorded as liabilities, with the underlying securities sold continuing to be recognized in trading assets or investment securities. The fair value of securities to be repurchased and resold is monitored on a daily basis, and additional collateral is obtained as needed to protect against credit exposure.
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
Trading assets and liabilities
Trading assets and liabilities include debt securities, marketable equity instruments, derivative instruments, certain loans held in broker-dealer entities, commodities and precious metals. Items included in the trading portfolio are carried at fair value and classified as held for trading purposes based on management’s intent. Regular-way security transactions are recorded on a trade-date basis. Unrealized and realized gains and losses on trading positions are recorded in trading revenues.
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
Investment securities
Investment securities include debt securities classified as held-to-maturity and debt securities classified as available-for-sale. Regular-way security transactions are recorded on a trade-date basis.
Debt securities where the Group has the positive intent and ability to hold such securities to maturity are classified as such and are carried at amortized cost, net of any unamortized premium or discount.
Debt securities classified as available-for-sale are carried at fair value. Unrealized gains and losses, which represent the difference between fair value and amortized cost, are recorded in AOCI. Amounts reported in AOCI are net of income taxes.
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
Recognition of an impairment for debt securities establishes a new cost basis, which is not adjusted for subsequent recoveries.
Unrealized losses on available-for-sale securities are recognized in the consolidated statements of operations when a decision has been made to sell a security.
Other investments
Other investments include equity method investments, equity securities without a readily determinable fair value, such as hedge funds, private equity securities and certain investments in non-marketable mutual funds for which the Group has neither significant influence nor control over the investee, and real estate held-for-investment.
Equity method investments are investments for which the Group has the ability to significantly influence the operating and financial policies. Significant influence is typically characterized by ownership of 20% to 50% of the voting stock or in-substance common stock of a corporation or 5% or more of limited partnership interests. Equity method investments are accounted for under the equity method of accounting or the fair value option. Under the equity method of accounting, the Group’s proportionate share of the profit or loss, and any impairment on the investee, if applicable, is reported in other revenues. Under the fair value option, changes in fair value are reported in other revenues. The Group has elected the fair value basis of accounting on some of its equity method investments.
Equity securities without a readily determinable fair value are carried at fair value, net asset value practical expedient to estimate fair value or at cost less impairment, adjusted for observable price changes (measurement alternative). Memberships in exchanges are reported at cost, less impairment. Equity securities without a readily determinable fair value held by the Group’s subsidiaries that are determined to be investment companies as defined by ASC Topic 946 – Financial Services – Investment Companies are carried at fair value, with changes in fair value recorded in other revenues.
Equity method investments and equity securities without a readily determinable fair value held by subsidiaries that are within the scope of ASC Topic 940 – Financial Services – Brokers and Dealers are measured at fair value and reported in trading assets when the intent of the broker-dealer entity is to hold the asset temporarily for trading purposes. Changes in fair value are reported in trading revenues. Equity securities without a readily determinable fair value include investments in entities that regularly calculate net asset value per share or its equivalent, with changes in fair value recorded in other revenue.
Real estate held-for-investment purposes is carried at cost less accumulated depreciation and is depreciated over its estimated useful life, generally 40 to 67 years. Land that is classified as real estate held-for-investment purposes is carried at historical cost and is not depreciated. Real estate held-for-investment purposes is tested for impairment annually, or more frequently, if events or changes in circumstances indicate that the carrying amount may not be recoverable. For real estate held-for-investment purposes, the fair values were measured based on either discounted cash flow analyses or external market appraisals. Recognition of an impairment on such assets establishes a new cost base, which is not adjusted for subsequent recoveries in value.
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
The Group’s long-term debt also includes various equity-linked and other indexed instruments with embedded derivative features, for which payments and redemption values are linked to commodities, stocks, indices, currencies or other assets. The Group elected to account for substantially all of these instruments at fair value. Changes in the fair value of these instruments are recognized as a component of trading revenues, except for changes in fair value attributed to own credit risk, which is recorded in other comprehensive income (OCI), net of tax, and recycled to trading revenue when the debt is de-recognized.
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
Share-based compensation
For all share-based awards granted to employees, compensation expense is measured at grant date or modification date based on the fair value of the number of awards for which the requisite service is expected to be rendered and is recognized in the consolidated statements of operations over the required service period.
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
Performance share awards contain a performance condition. In the event of either a negative return on equity (ROE) of the Group or a divisional loss, any outstanding performance share awards will be subject to a reduction. The amount of compensation expense recorded includes an estimate of any expected reductions. For each reporting period after the grant date, the expected number of shares to be ultimately delivered upon vesting is reassessed and reflected as an adjustment to the cumulative compensation expense recorded in the income statement. The basis for the ROE calculation may vary from year to year, depending on the Compensation Committee’s determination for the year in which the performance shares are granted.
Certain employees own equity interests in the form of carried interests in certain funds managed by the Group. Expenses recognized under these ownership interests are reflected in the consolidated statements of operations in compensation and benefits.
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
Commissions and fees
Commissions and fees include revenue from contracts with customers. The Group recognizes revenue when it satisfies a contractual performance obligation. The Group satisfies a performance obligation when control of the underlying good or services related to the performance obligation is transferred to the customer. Control is the ability to direct the use of, and obtain substantially all of the remaining benefits from, the good or service. The Group must determine whether control of a good or service is transferred over time. If so, the related revenue is recognized over time as the good or service is transferred to the customer. If not, control of the good or service is transferred at a point in time. The performance obligations are typically satisfied as the services in the contract are rendered. Revenue is measured based on the consideration specified in a contract with a customer, and excludes any amounts collected on behalf of third parties. The transaction price can be a fixed amount or can vary because of performance bonuses or other similar items. Variable consideration is only included in the transaction price once it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the amount of variable consideration is subsequently resolved. Generally, no significant judgement is required with respect to recording variable consideration.
When another party is involved in providing goods or services to a customer, the Group must determine whether the nature of its promise is a performance obligation to provide the specified goods or services itself (that is, the Group is a principal) or to arrange for those goods or services to be provided by the other party (that is, the Group is an agent). The Group determines whether it is a principal or an agent for each specified good or service promised to the customer. Gross presentation (revenue on the revenue line and expense on the expense line) is appropriate when the Group acts as principal in a transaction. Conversely, net presentation (revenue and expenses reported net) is appropriate when the Group acts as an agent in the transaction.
Transaction-related expenses are expensed as incurred. Industry specific guidance for the deferral of underwriting expenses allows the deferral and recognition of the underwriting expenses along with the underwriting revenue.
> Refer to “Note 14 – Revenue from contracts with customers” for further information.
2 Recently issued accounting standards
Recently adopted accounting standards
ASC Topic 230 – Statement of Cash Flows
In November 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2016-18, “Restricted Cash (a consensus of the FASB Emerging Issues Task Force)” (ASU 2016-18), an update to Accounting Standards Codification (ASC) Topic 230 – Statement of Cash Flows. ASU 2016-18 required that cash amounts described as restricted cash and cash equivalents be included in cash and cash equivalents when reconciling total amounts in the statements of cash flows. ASU 2016-18 was required to be applied retrospectively to all periods presented beginning in the year of adoption. The adoption of ASU 2016-18 on January 1, 2018 did not have an impact on the Group’s financial position, results of operations and cash flows.
In August 2016, the FASB issued ASU 2016-15, “Classification of Certain Cash Receipts and Cash Payments (a consensus of the Emerging Issues Task Force)” (ASU 2016-15), an update to ASC Topic 230 – Statement of Cash Flows. The amendments in ASU 2016-15 provided guidance regarding classification of certain cash receipts and payments where diversity in practice was observed. ASU 2016-15 was required to be applied retrospectively to all periods presented beginning in the year of adoption. The adoption of ASU 2016-15 on January 1, 2018 did not have a material impact on the Group’s financial position, results of operations and cash flows and, as such, prior periods were not restated.
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
The Group adopted ASU 2014-09 on January 1, 2018 using the modified retrospective approach with a transition adjustment recognized in retained earnings without restating comparatives. As a result of adoption, there was a decrease in retained earnings, net of tax, of CHF 45 million due to a change in timing of the recognition of certain fees in investment banking and private banking.
Additionally, the new revenue recognition criteria required the Group to present underwriting revenue, reimbursed expenses in fund management and in investment banking advisory, gross of offsetting expenses in contrast to prior periods in which the financial statements presented these amounts net of offsetting expenses. Furthermore, with the adoption of ASU 2014-09, the brokerage, clearing and exchange expenses, which are incurred when acting as an agent on behalf of clients buying or selling exchange-traded cash securities, exchange-traded derivatives or centrally cleared OTC derivatives, are offset against the commission income.
> Refer to “Note 14 – Revenue from contracts with customers” for further information.
ASC Topic 715 – Compensation – Retirement Benefits
In March 2017, the FASB issued ASU 2017-07, “Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost” (ASU 2017-07), an update to ASC Topic 715 – Compensation – Retirement Benefits. The amendments in ASU 2017-07 required that the service cost component of the net periodic benefit cost be presented in the same income statement line item(s) as other employee compensation costs arising from services rendered during the period. Other components of the net periodic benefit cost should be reported separately from the line item(s) that included the service cost and outside of any subtotal of operating income. ASU 2017-07 was required to be applied retrospectively to all periods presented beginning in the year of adoption. The adoption of ASU 2017-07 on January 1, 2018 resulted in a restatement that, upon adoption, increased compensation and benefits expenses and decreased general and administrative expenses by CHF 190 million and CHF 80 million as of December 31, 2017 and 2016, respectively.
ASC Topic 820 – Fair Value Measurement
In August 2018, the FASB issued ASU 2018-13, “Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement” (ASU 2018-13), an update to ASC Topic 820 – Fair Value Measurement. The amendments in ASU 2018-13 remove, modify and add certain disclosure requirements in ASC Topic 820, Fair Value Measurement. ASU 2018-13 is effective for annual reporting periods beginning after December 15, 2019 and for the interim periods within those annual reporting periods. Early adoption is permitted, including in an interim period, for any eliminated or modified disclosure requirements. The Group early adopted the provisions for removing and modifying certain disclosures upon issuance of ASU 2018-13. As these amendments relate to disclosures, the adoption did not have an impact on the Group’s financial position, results of operations or cash flows. The Group is currently evaluating the impact of the adoption of the remaining amendments in ASU 2018-13.
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
In January 2018, the FASB issued ASU 2018-02, “Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income” (ASU 2018-02), an update to ASC Topic 220 – Income Statement – Reporting Comprehensive Income. The amendments in ASU 2018-02 allow a reclassification from AOCI to retained earnings for the stranded tax effects resulting from the US Tax Cuts and Jobs Act. ASU 2018-02 is effective for annual reporting periods and interim periods within those periods beginning after December 15, 2018. Early adoption was permitted. The adoption of ASU 2018-02 on January 1, 2019 resulted in a net increase in retained earnings of CHF 64 million as a result of the reclassification from AOCI to retained earnings, which was the result of the re-measurement of deferred tax assets and liabilities associated with the change in tax rates.
ASC Topic 326 – Financial Instruments – Credit Losses
In June 2016, the FASB issued ASU 2016-13, “Measurement of Credit Losses on Financial Instruments” (ASU 2016-13), creating ASC Topic 326 – Financial Instruments – Credit Losses. ASU 2016-13 is intended to improve financial reporting by requiring timelier recording of credit losses on financial assets measured at amortized cost basis including, but not limited to loans, net investments in leases recognized as lessor and off-balance sheet credit exposures. ASU 2016-13 eliminates the probable initial recognition threshold under the current incurred loss methodology for recognizing credit losses. Instead, ASU 2016-13 requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions and reasonable and supportable forecasts. The Group will incorporate forward-looking information and macroeconomic factors into its credit loss estimates. ASU 2016-13 requires enhanced disclosures to help investors and other financial statement users to better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of an organization’s portfolio. As the Group is a US Securities and Exchange Commission (SEC) filer, ASU 2016-13 and its subsequent amendment are effective for annual reporting periods beginning after December 15, 2019, including interim periods within those annual reporting periods. Early adoption is permitted for annual reporting periods, including interim periods within those annual reporting periods, beginning after December 15, 2018; however, the Group does not intend to early adopt ASU 2016-13.
The Group has established a cross-functional implementation team and governance structure for the project. The Group has decided on a current expected credit loss (CECL) methodology and continues to adjust for key interpretive issues while monitoring the FASB’s ongoing accounting standards development. Furthermore, the Group will continue to monitor the scope assessment, as a basis to determine the requirements and data sourcing of the CECL models, and to design, build and test the models until the effective date.
The Group expects that the new CECL methodology would generally result in increased and more volatile allowance for loan losses. The main impact drivers include:
■ the remaining life of the loans measured at amortized cost and the off-balance sheet credit exposures at the adoption date and subsequent reporting dates because of the new requirement to measure lifetime expected credit losses;
■ the state of the economy at the adoption date and subsequent reporting dates because of the new requirement to incorporate reasonable and supportable forward looking information and macroeconomic factors; and
■ the credit quality of the loans measured at amortized cost and the off-balance sheet credit exposures at the adoption date and subsequent reporting dates.
Upon adoption of the standard, the Group expects a cumulative adjustment to be posted to retained earnings for any changes in credit loss allowances. As the implementation progresses, the Group will continue to evaluate the extent of the impact of the adoption of ASU 2016-13 and its subsequent amendment on the Group’s financial position, results of operations, cash flows and related disclosures.
ASC Topic 350 – Intangibles – Goodwill and Other
In August 2018, the FASB issued ASU 2018-15, “Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract” (ASU 2018-15), an update to ASC Subtopic 350-40 – Intangibles – Goodwill and Other – Internal-Use Software. The amendments in ASU 2018-15 align the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. ASU 2018-15 is effective for annual reporting periods beginning after December 15, 2019, including interim periods within those annual reporting periods and can be applied either retrospectively or prospectively. Early adoption, including adoption in an interim period, is permitted. The Group elected to early adopt ASU 2018-15 prospectively on January 1, 2019. The adoption of ASU 2018-15 did not have a material impact on the Group’s financial position, results of operations or cash flows.
ASC Topic 715 – Compensation – Retirement Benefits
In August 2018, the FASB issued ASU 2018-14, “Changes to the Disclosure Requirements for Defined Benefit Plans” (ASU 2018-14), an update to ASC Topic 715 – Compensation—Retirement Benefits—Defined Benefit Plans—General (Subtopic 715-20): Disclosure Framework. ASU 2018-14 modifies the disclosure framework to improve disclosure requirements for employers that sponsor defined benefit pension or other postretirement plans. ASU 2018-14 is effective for annual reporting periods ending after December 15, 2020, with early adoption permitted. ASU 2018-14 should be applied on a retrospective approach for all periods presented. As these amendments relate only to disclosures, there will be no impact from the adoption of ASU 2018-14 on the Group’s financial position, results of operations or cash flows.
ASC Topic 810 – Consolidation
In October 2018, the FASB issued ASU 2018-17, “Targeted Improvements to Related Party guidance for Variable Interest Entities” (ASU 2018-17), an update to ASC Topic 810 – Consolidation. ASU 2018-17 amended the variable interest entity guidance to require an entity to consider a decision maker’s indirect interests held through related parties under common control on a proportional basis when determining whether decision-making fees are variable interests. ASU 2018-17 is effective for annual reporting periods beginning after December 15, 2019 and for the interim periods within those annual reporting periods. Early adoption is permitted. ASU 2018-17 should be applied retrospectively with a cumulative effect adjustment to retained earnings at the beginning of the earliest period presented. The Group is currently evaluating the impact of the adoption of ASU 2018-17 on the Group’s financial position, results of operations and cash flows.
ASC Topic 815 – Derivatives and Hedging
In August 2017, the FASB issued ASU 2017-12, “Targeted Improvements to Accounting for Hedging Activities” (ASU 2017-12), an update to ASC Topic 815 – Derivatives and Hedging. ASU 2017-12 makes changes to the hedge accounting model intended to facilitate financial reporting that more closely reflects an entity’s risk management activities and to simplify application of hedge accounting. The amendments in ASU 2017-12 provide more hedging strategies that will be eligible for hedge accounting, ease the documentation and effectiveness assessment requirements and result in changes to the presentation and disclosure requirements of hedge accounting activities. ASU 2017-12 is effective for annual reporting periods beginning after December 15, 2018, and for the interim periods within those annual reporting periods. Early adoption, including adoption in an interim period, was permitted. The adoption of ASU 2017-12 on January 1, 2019 did not have a material impact on the Group’s financial position, results of operations and cash flows.
In October 2018, the FASB issued ASU 2018-16, “Inclusion of the Secured Overnight Financing Rate (SOFR) Overnight Index Swap (OIS) Rate as a Benchmark Interest Rate for Hedge Accounting Purposes” (ASU 2018-16), an update to ASC Topic 815 – Derivatives and Hedging. ASU 2018-16 permits the use of the OIS rate based on the SOFR as a US benchmark interest rate for hedge accounting purposes and was effective for the Group on January 1, 2019. The adoption of ASU 2018-16 on January 1, 2019 did not impact the Group’s existing hedges.
ASC Topic 842 – Leases
In February 2016, the FASB issued ASU 2016-02, “Leases” (ASU 2016-02), creating ASC Topic 842 – Leases and superseding ASC Topic 840 – Leases. ASU 2016-02 sets out the principles for the recognition, measurement, presentation and disclosure of leases for both lessees and lessors. ASU 2016-02 also includes disclosure requirements to provide more information about the amount, timing and uncertainty of cash flows arising from leases. Lessor accounting is substantially unchanged compared to the current accounting guidance. Under the current lessee accounting model the Group is required to distinguish between finance leases, which are recognized on the balance sheet, and operating leases, which are not. ASU 2016-02 requires lessees to present a right-of-use asset and a corresponding lease liability on the balance sheet irrespective of the lease classification. ASU 2016-02 and its subsequent amendments are effective for annual reporting periods beginning after December 15, 2018, and for the interim periods within those annual reporting periods. Early adoption was permitted.
The Group adopted ASU 2016-02 on January 1, 2019 using the modified retrospective approach, with a transition adjustment recognized in retained earnings without restating comparatives. The Group elected the use of the package of practical expedients and the practical expedient to use hindsight.
As a result of adoption, the Group recognized lease liabilities and related right-of-use assets of approximately CHF 3.5 billion and CHF 3.3 billion, respectively. In addition, the Group recognized an increase in retained earnings of approximately CHF 0.2 billion, net of tax, which included both the release of previously deferred gains on sale lease-back transactions and previously unrecognized impairment losses.

3 Business developments, significant shareholders and subsequent events
The Group’s significant business developments for 2018 as well as the Group’s significant shareholders are discussed below.
Business developments
There were no significant business developments for the Group in 2018.
Significant shareholders
Significant shareholders registered in the share register
The following table includes significant shareholders (including nominees) with holdings in Group shares of at least 5% of the voting rights, which were registered in the share register as of December 31, 2018 and 2017, respectively.
Significant shareholders registered in the share register
end of	2018			2017
	Number of shares (million)	Total nominal value (CHF million)	Share- holding (%)	Number of shares (million)	Total nominal value (CHF million)	Share- holding (%)
Direct shareholders [1]
Chase Nominees Ltd. [2]	388	16	15.19	329	13	12.88
Nortrust Nominees Ltd. [2]	149	6	5.84	140	6	5.49
1 As registered in the share register of the Group on December 31 of the reporting period; includes shareholders registered as nominees.
2
Nominee holdings exceeding 2% are registered with a right to vote only if the nominee confirms that no individual shareholder holds more than 0.5% of the outstanding share capital or if the nominee discloses the identity of any beneficial owner holding more than 0.5% of the outstanding capital.

Information received from shareholders not registered in the share register
In addition to the shareholdings registered in the share register of the Group, the Group has obtained and reported to the SIX Swiss Exchange (SIX) information from its shareholders in accordance with the notification requirements of the Swiss Federal Act on Financial Market Infrastructures and Market Conduct in Securities and Derivatives Trading. These shareholders may hold their shareholdings in Group shares through a nominee. The following shareholder notifications relate to registered voting rights exceeding 5% of all voting rights, which are subject to disclosure in the notes to the financial statements in accordance with the Swiss Code of Obligations.
In a disclosure notification that the Group published on November 9, 2013, the Group was notified that as of November 4, 2013, Harris Associates L.P. held 81.5 million shares, or 5.17% of the voting rights, of the registered Group shares issued as of the date of the notified transaction. No further disclosure notification has been received from Harris Associates L.P. relating to holdings of registered Group shares since 2013. This position includes the reportable position of Harris Associates Investment Trust (4.97% of the voting rights), as published by the SIX on August 1, 2018.
In a disclosure notification that the Group published on September 6, 2018, the Group was notified that as of August 24, 2018, Qatar Holding LLC held 133.2 million shares, or 5.21% of the voting rights, of the registered Group shares issued as of the date of the notified transaction.
In 2018, the Group received disclosure notifications from Norges Bank that their holdings of registered Group shares and voting rights had fallen below the 5% threshold. The Olayan Group and BlackRock, Inc.’s holdings of registered Group shares and voting rights remained below the 5% threshold both as of December 31, 2018 and as of December 31, 2017.
Subsequent event
In March 2019, the Group reached a tentative settlement related to an existing dispute. As a result, the Group increased its 2018 litigation provision by CHF 33 million in the Corporate & Institutional Banking business within the Swiss Universal Bank division and decreased its estimate of the aggregate range of reasonably possible losses not covered by existing provisions from zero to CHF 1.5 billion to zero to CHF 1.4 billion.

4 Segment information
The Group is a global financial services company domiciled in Switzerland and serves its clients through three regionally focused divisions: Swiss Universal Bank, International Wealth Management and Asia Pacific. These regional businesses are supported by two other divisions specialized in investment banking capabilities: Global Markets and Investment Banking & Capital Markets. As of December 31, 2018, Strategic Resolution Unit consolidates the remaining portfolios from the former non-strategic units plus additional businesses and positions that do not fit with the strategic direction.
The segment information reflects the Group’s six reportable segments, which are managed and reported on a pre-tax basis, as follows:
■ The Swiss Universal Bank division offers comprehensive advice and a wide range of financial solutions to private, corporate and institutional clients primarily domiciled in the Group’s home market Switzerland. The Private Clients business has a leading franchise in the Group’s home market and serves ultra-high-net-worth individual, high-net-worth individual, affluent and retail clients. The Corporate & Institutional Clients business serves large corporate clients, small and medium-sized enterprises, institutional clients, external asset managers, financial institutions and commodity traders.
■ The International Wealth Management division through its Private Banking business offers comprehensive advisory services and tailored investment and financing solutions to wealthy private clients and external asset managers in Europe, the Middle East, Africa and Latin America. The Asset Management business offers investment solutions and services globally to a broad range of clients, including pension funds, governments, foundations and endowments, corporations and individuals.
■ In the Asia Pacific division, the wealth management, financing and underwriting and advisory teams work closely together to deliver integrated advisory services and solutions to target ultra-high-net-worth, entrepreneur and corporate clients. The Wealth Management & Connected business combines activities in wealth management with the financing, underwriting and advisory activities. The Markets business represents the Group’s equities and fixed income sales and trading businesses, which support the wealth management activities, but also deals extensively with a broader range of institutional clients.
■ The Global Markets division offers a broad range of financial products and services to client-driven businesses and also supports the Group’s global wealth management businesses and their clients. The suite of products and services includes global securities sales, trading and execution, prime brokerage and comprehensive investment research. Clients include financial institutions, corporations, governments, institutional investors, such as pension funds and hedge funds, and private individuals around the world.
■ The Investment Banking & Capital Markets division offers a broad range of investment banking services to corporations, financial institutions, financial sponsors and ultra-high-net-worth individuals and sovereign clients. The range of products and services includes advisory services related to mergers and acquisitions, divestitures, takeover defense mandates, business restructurings and spin-offs. The division also engages in debt and equity underwriting of public securities offerings and private placements.
■ The Strategic Resolution Unit was created to facilitate the immediate right-sizing of the business divisions from a capital perspective and included remaining portfolios from the former non-strategic units plus transfers of additional exposures from the business divisions. The Strategic Resolution Unit also included noncontrolling interest-related revenues and expenses resulting from the consolidation of certain private equity funds and other entities in which the Group did not have a significant economic interest (SEI) in such revenues and expenses. The consolidation of these entities did not affect net income attributable to shareholders as the amounts recorded in net revenues and total operating expenses were offset by corresponding amounts reported as noncontrolling interests. Beginning in 2019, the Strategic Resolution Unit has ceased to exist as a separate division of the Group.
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
Net revenues and income/(loss) before taxes
in	2018	2017	2016
Net revenues (CHF million)
Swiss Universal Bank	5,564	5,396	5,759
International Wealth Management	5,414	5,111	4,698
Asia Pacific	3,393	3,504	3,597
Global Markets	4,980	5,551	5,497
Investment Banking & Capital Markets	2,177	2,139	1,972
Strategic Resolution Unit	(708)	(886)	(1,271)
Corporate Center	100	85	71
Net revenues	20,920	20,900	20,323
Income/(loss) before taxes (CHF million)
Swiss Universal Bank	2,125	1,765	2,025
International Wealth Management	1,705	1,351	1,121
Asia Pacific	664	729	725
Global Markets	154	450	48
Investment Banking & Capital Markets	344	369	261
Strategic Resolution Unit	(1,381)	(2,135)	(5,759)
Corporate Center	(239)	(736)	(687)
Income/(loss) before taxes	3,372	1,793	(2,266)
Total assets
end of	2018	2017
Total assets (CHF million)
Swiss Universal Bank	224,301	228,857
International Wealth Management	91,835	94,753
Asia Pacific	99,809	96,497
Global Markets	211,530	242,159
Investment Banking & Capital Markets	16,156	20,803
Strategic Resolution Unit	20,874	45,629
Corporate Center	104,411	67,591
Total assets	768,916	796,289
Net revenues and income/(loss) before taxes by geographical location
in	2018	2017	2016
Net revenues (CHF million)
Switzerland	7,646	7,775	8,426
EMEA	1,686	1,231	2,064
Americas	8,731	8,928	7,217
Asia Pacific	2,857	2,966	2,616
Net revenues	20,920	20,900	20,323
Income/(loss) before taxes (CHF million)
Switzerland	1,924	1,736	2,111
EMEA	(2,082)	(2,769)	(2,460)
Americas	3,452	2,746	(1,573)
Asia Pacific	78	80	(344)
Income/(loss) before taxes	3,372	1,793	(2,266)
The designation of net revenues and income/(loss) before taxes is based on the location of the office recording the transactions. This presentation does not reflect the way the Group is managed.
Total assets by geographical location
end of	2018	2017
Total assets (CHF million)
Switzerland	234,291	241,757
EMEA	149,400	154,023
Americas	309,616	318,405
Asia Pacific	75,609	82,104
Total assets	768,916	796,289
The designation of total assets by region is based upon customer domicile.

5 Net interest income
in	2018	2017	2016
Net interest income (CHF million)
Loans	6,770	5,979	5,628
Investment securities	80	47	60
Trading assets	7,131	6,697	7,483
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	2,856	2,515	2,767
Other	2,776	1,819	1,436
Interest and dividend income	19,613	17,057	17,374
Deposits	(2,287)	(1,354)	(1,043)
Short-term borrowings	(359)	(166)	(84)
Trading liabilities	(3,453)	(3,542)	(3,602)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(1,877)	(1,284)	(1,387)
Long-term debt	(3,816)	(3,722)	(3,494)
Other	(812)	(432)	(202)
Interest expense	(12,604)	(10,500)	(9,812)
Net interest income	7,009	6,557	7,562
6 Commissions and fees
in	2018	2017	2016
Commissions and fees (CHF million)
Lending business	1,931	1,839	1,818
Investment and portfolio management	3,582	3,494	3,209
Other securities business	48	46	46
Fiduciary business	3,630	3,540	3,255
Underwriting	1,718	1,806	1,364
Brokerage	2,813	3,004	3,028
Underwriting and brokerage	4,531	4,810	4,392
Other services	1,798	1,628	1,627
Commissions and fees	11,890	11,817	11,092
7 Trading revenues
in	2018	2017	2016
Trading revenues (CHF million)
Interest rate products	757	3,228	6,231
Foreign exchange products	367	1,989	(2,529)
Equity/index-related products	(307)	(2,888)	(1,796)
Credit products	(97)	(1,096)	(2,124)
Commodity and energy products	102	86	177
Other products	(198)	(2)	354
Trading revenues	624	1,317	313
Represents revenues on a product basis which are not representative of business results within segments, as segment results utilize financial instruments across various product types.
Trading revenues include revenues from trading financial assets and liabilities as follows:
■ Equities;
■ Commodities;
■ Listed and OTC derivatives;
■ Derivatives linked to funds of hedge funds and providing financing facilities to funds of hedge funds;
■ Market making in the government bond and associated OTC derivative swap markets;
■ Domestic, corporate and sovereign debt, convertible and non-convertible preferred stock and short-term securities such as floating rate notes and commercial paper (CP);
■ Market making and positioning in foreign exchange products;
■ Credit derivatives on investment grade and high yield credits;
■ Trading and securitizing all forms of securities that are based on underlying pools of assets; and
■ Life settlement contracts.
Trading revenues also include changes in the fair value of financial assets and liabilities elected to fair value under US GAAP. The main components include certain instruments from the following categories:
■ Central bank funds purchased/sold;
■ Securities purchased/sold under resale/repurchase agreements;
■ Securities borrowing/lending transactions;
■ Loans and loan commitments; and
■ Customer deposits, short-term borrowings and long-term debt.
Managing the risks
As a result of the Group’s broad involvement in financial products and markets, its trading strategies are correspondingly diverse and exposures are generally spread across a diversified range of risk factors and locations. The Group uses an economic capital limit structure to limit overall risk taking. The level of risk incurred by its divisions is further managed by a variety of factors and specific risk constraints, including consolidated controls over trading exposures. Also, as part of its overall risk management, the Group holds a portfolio of economic hedges. Hedges are impacted by market movements, similar to trading securities, and may result in gains or losses on the hedges which offset losses or gains on the portfolios they were designed to economically hedge. The Group manages its trading risk with regard to both market and credit risk. The Group uses market risk measurement and management methods capable of calculating comparable exposures across its many activities and employs focused tools that can model unique characteristics of certain instruments or portfolios.

The principal risk measurement methodology for trading book exposures is value-at-risk. Macroeconomic and specific hedging strategies are in place to manage and mitigate the market and credit risk in the trading book.
8 Other revenues
in	2018	2017	2016
Other revenues (CHF million)
Noncontrolling interests without SEI	(2)	3	4
Loans held-for-sale	(4)	3	(51)
Long-lived assets held-for-sale	39	(18)	437
Equity method investments	228	233	208
Other investments	337	80	0
Other	799	908	758
Other revenues	1,397	1,209	1,356
9 Provision for credit losses
in	2018	2017	2016
Provision for credit losses (CHF million)
Provision for loan losses	201	190	249
Provision for lending-related and other exposures	44	20	3
Provision for credit losses	245	210	252
10 Compensation and benefits
in	2018	2017	2016
Compensation and benefits (CHF million)
Salaries and variable compensation	8,220	8,906	9,165
Social security	652	671	697
Other [1]	748	790	790
Compensation and benefits	9,620	10,367	10,652
1
Includes pension-related expenses of CHF 411 million, CHF 432 million and CHF 464 million in 2018, 2017 and 2016, respectively, relating to service costs for defined benefit pension plans and employer contributions for defined contribution plans.

11 General and administrative expenses
in	2018	2017	2016
General and administrative expenses (CHF million)
Occupancy expenses	964	1,000	1,004
IT, machinery, etc.	1,174	1,156	1,166
Provisions and losses	425	698	3,009
Travel and entertainment	338	321	328
Professional services	1,803	2,446	2,984
Amortization and impairment of other intangible assets	9	9	8
Other [1]	1,085	1,015	1,191
General and administrative expenses	5,798	6,645	9,690
1
Includes pension-related expenses/(credits) of CHF (208) million, CHF (190) million and CHF (80) million in 2018, 2017 and 2016, respectively, relating to certain components of net periodic benefit costs for defined benefit plans.

12 Restructuring expenses
In connection with the ongoing implementation of the revised Group strategy, restructuring expenses of CHF 626 million, CHF 455 million and CHF 540 million were recognized in 2018, 2017 and 2016, respectively. Restructuring expenses primarily include termination costs, expenses in connection with the acceleration of certain deferred compensation awards and real estate contract termination costs.
Restructuring expenses by segment
in	2018	2017	2016
Restructuring expenses by segment (CHF million)
Swiss Universal Bank	101	59	60
International Wealth Management	115	70	54
Asia Pacific	61	63	53
Global Markets	242	150	217
Investment Banking & Capital Markets	84	42	28
Strategic Resolution Unit	21	57	121
Corporate Center	2	14	7
Total restructuring expenses	626	455	540
Restructuring expenses by type
in	2018	2017	2016
Restructuring expenses by type (CHF million)
Compensation and benefits-related expenses	246	294	358
of which severance expenses	169	192	218
of which accelerated deferred compensation	77	102	140
General and administrative-related expenses	380	161	182
of which pension expenses	74	49	27
Total restructuring expenses	626	455	540

Restructuring provision
	2018			2017			2016
in	Compen- sation and benefits	General and administrative expenses	Total	Compen- sation and benefits	General and administrative expenses	Total	Compen- sation and benefits	General and administrative expenses	Total
Restructuring provision (CHF million)
Balance at beginning of period	196	110	306	217	94	311	187	12	199
Net additional charges [1]	169	219	388	192	88	280	218	137	355
Utilization	(209)	(139)	(348)	(213)	(72)	(285)	(188)	(55)	(243)
Balance at end of period	156	190	346	196	110	306	217	94	311
1
The following items for which expense accretion was accelerated in 2018, 2017 and 2016 due to the restructuring of the Group are not included in the restructuring provision: unsettled share-based compensation of CHF 56 million, CHF 71 million and CHF 34 million, respectively, which remain classified as a component of total shareholders’ equity; unsettled pension obligations of CHF 74 million, CHF 49 million and CHF 27 million, respectively, which remain classified as pension liabilities; unsettled cash-based deferred compensation of CHF 21 million, CHF 31 million and CHF 106 million, respectively, which remain classified as compensation liabilities; and accelerated accumulated depreciation and impairment of CHF 87 million, CHF 24 million and CHF 18 million, respectively, which remain classified as premises and equipment. The settlement date for the unsettled share-based compensation remains unchanged at three years.

13 Earnings per share
in	2018	2017		2016
Basic net income/(loss) attributable to shareholders (CHF million)
Net income/(loss) attributable to shareholders for basic earnings per share	2,024	(983)		(2,710)
Net income/(loss) attributable to shareholders for diluted earnings per share	2,024	(983)		(2,710)
Weighted-average shares outstanding (million)
For basic earnings per share available for common shares	2,574.2	2,413.8		2,136.8
Dilutive share options and warrants	3.0	0.0		0.0
Dilutive share awards	53.8	0.0		0.0
For diluted earnings per share available for common shares [1]	2,631.0	2,413.8	[2]	2,136.8	[2]
Earnings/(loss) per share available for common shares (CHF)
Basic earnings/(loss) per share available for common shares	0.79	(0.41)		(1.27)
Diluted earnings/(loss) per share available for common shares	0.77	(0.41)		(1.27)
1
Weighted-average potential common shares relating to instruments that were not dilutive for the respective periods (and therefore not included in the diluted earnings per share calculation above) but could potentially dilute earnings per share in the future were 8.7 million, 9.8 million and 11.3 million for 2018, 2017 and 2016, respectively.

2
Due to the net losses in 2017 and 2016, 2.9 million and 3.2 million, respectively, of weighted-average share options and warrants outstanding and 57.7 million and 54.6 million, respectively, of weighted-average share awards outstanding were excluded from the diluted earnings per share calculation, as the effect would be antidilutive.

14 Revenue from contracts with customers
Revenue is measured based on the consideration specified in a contract with a customer, and excludes any amounts collected on behalf of third parties. Taxes assessed by a governmental authority that are collected by the Group from a customer and both imposed on and concurrent with a specific revenue-producing transaction are excluded from revenue. The Group recognizes revenue when it satisfies a contractual performance obligation. Variable consideration is only included in the transaction price once it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the amount of variable consideration is subsequently resolved. Generally no significant judgement is required with respect to recording variable consideration.
If a fee is a fixed percentage of a variable account value at contract inception, recognition of the fee revenue is constrained as the contractual consideration is highly susceptible to change due to factors outside of the Group’s influence. However, at each performance measurement period end (e.g., end-of-day, end-of-month, end-of-quarter), recognition of the cumulative amount of the consideration to which the Group is entitled is no longer constrained because it is calculated based on a known account value and the fee revenue is no longer variable.
Nature of services
The following is a description of the principal activities from which the Group generates its revenues from contracts with customers.
The performance obligations are typically satisfied as the services in the contract are rendered. The contract terms are generally such that they do not result in any contract assets. The contracts generally do not include a significant financing component or obligations for refunds or other similar obligations. Any variable consideration included in the transaction price is only recognized when the uncertainty of the amount is resolved and it is probable that a significant reversal of cumulative revenue recognized will not occur.
Credit Suisse’s wealth management businesses provide investment services and solutions for clients, including asset management, investment advisory and investment management, wealth planning, and origination and structuring of sophisticated financing transactions. The Group receives for these services investment advisory and investment management fees which are generally reflected in the line item ‘Investment and portfolio management’ in the table “Contracts with customers and disaggregation of revenues” below. Generally, the fee for the service provided is recognized over the period of time the service is provided.
The wealth management businesses also provide comprehensive advisory services and tailored investment and financing solutions to private, corporate and institutional clients. The nature of the services range from investment and wealth management activities, which are services rendered over a period of time according to the contract with the customer, to more transaction-specific services such as brokerage and sales and trading services and the offer of client-tailored financing products. The services are provided as requested by Credit Suisse’s clients, and the fee for the service requested is recognized once the service is provided.
The Group’s asset management businesses offer investment solutions and services globally to a broad range of clients, including pension funds, governments, foundations and endowments, corporations and individuals. Fund managers typically enter into a variety of contracts to provide investment management and other services. A fund manager may satisfy its performance obligation independently or may engage a third party to satisfy some or all of a performance obligation on the fund manager’s behalf. Although the fund manager may have engaged a third party to provide inputs to the overall investment management services, the contractual obligation to provide investment management services to a customer remains the primary responsibility of the fund manager. As such, the fund manager is acting as a principal in the transaction. As a fund manager, the Group typically receives base management fees and may additionally receive performance-based management fees which are both recognized as “Investment and portfolio management” revenues in the table “Contracts with customers and disaggregation of revenues” below. Base management fees are generally calculated based on the net asset value (NAV) of the customer’s investment, which can change during the performance period. Performance-based management fees are variable consideration received by the Group depending on the financial performance of the underlying fund. As both the base management fees and performance-based management fees are variable, the Group recognizes the fees once it is probable that a significant reversal of the revenue recognized will not occur and when the uncertainty of the amount is resolved. The estimate of these variable fees is constrained until the end of the performance measurement period. Generally, the uncertainty is resolved at the end of the performance measurement period and therefore no significant judgement is necessary when recording variable consideration. Under a clawback obligation provision, a fund manager may be required to return certain distributions received from a fund if a specific performance threshold, i.e., benchmark, is not achieved at the end of the lifetime of the fund. The contractual clawback obligation is an additional factor of uncertainty which is considered in the constraint assessment. If the performance-based management fee is earned but the clawback provision has not lapsed, the clawback obligation is accounted for as a refund liability.
The Group’s capital markets businesses underwrite and sell securities on behalf of customers. Typically, the fees in these businesses are recognized at a single point in time once the transaction is complete, i.e., when the securities have been placed with investors, and recognized as underwriting revenue. All expenses incurred in satisfying the performance obligation are deferred and recognized once the transaction is complete. Generally Credit Suisse and other banks form a syndicate group to underwrite and place the securities for a customer. The Group may act as the lead or a participating member in the syndicate group. Each member of the syndicate group, including the lead and participating underwriters, is acting as principal for their proportionate share of the syndication. As a result, the individual underwriters reflect their proportionate share of underwriting revenue and underwriting costs on a gross basis.
The Group also offers brokerage services in its investment banking businesses, including global securities sales, trading and execution, prime brokerage and investment research. For the services provided, such as the execution of client trades in securities or derivatives, the Group typically earns a brokerage commission when the trade is executed. The Group generally acts as an agent when buying or selling exchange-traded cash securities, exchange-traded derivatives or centrally cleared OTC derivatives on behalf of clients.
Credit Suisse’s investment banking businesses provide services that include advisory services to clients in connection with corporate finance activities. The term “advisory” includes any type of service the Group provides in an advisory capacity. For these types of services, the Group typically receives a non-refundable retainer fee and/or a success fee which usually represents a percentage of the transaction proceeds if and when the corporate finance activity is completed. Additionally, the contract may contain a milestone fee such as an “announcement fee” that is payable upon the public announcement of the corporate finance activity. Typically the fees in the investment banking business are recognized at a specific point in time once it is determined that the performance obligation related to the transaction has been completed. A contract liability will be recorded if the Group receives a payment such as a retainer fee or announcement fee for an advisory service prior to satisfying the performance obligation. Advisory fees are recognized ratably over time in scenarios where the contracted service of the Group is to act as an advisor over a specified period not related to or dependent on the successful completion of a transaction. Revenues recognized from these services are reflected in the line item “Other Services” in the table below.
Contracts with customers and disaggregation of revenues
in	4Q18	3Q18	2Q18	1Q18
Contracts with customers (CHF million)
Investment and portfolio management	898	896	896	892
Other securities business	13	12	11	12
Underwriting	330	405	513	470
Brokerage	647	623	749	810
Other services	492	452	471	487
Total revenues from contracts with customers	2,380	2,388	2,640	2,671
The table above differs from “Note 6 – Commissions and fees” as it includes only those contracts with customers that are in scope of ASC Topic 606 – Revenue from Contracts with Customers.
Contract balances
end of / in	4Q18	3Q18	2Q18	1Q18
Contract balances (CHF million)
Contract receivables	791	845	838	758
Contract liabilities	56	66	63	67
Revenue recognized in the reporting period included in the contract liabilities balance at the beginning of period	16	7	13	13
The Group did not recognize any revenues in the reporting period from performance obligations satisfied in previous periods.
In 2018, we recognized a net impairment loss on contract receivables of CHF 2 million in the fourth quarter, CHF 6 million in the third quarter and CHF 3 million in the second quarter of 2018. No impairment losses were recognized on contract receivables in the first quarter of 2018. The Group did not recognize any contract assets during the fourth quarter, the third quarter, the second quarter and the first quarter of 2018.
Capitalized costs
The Group has not incurred costs to obtain a contract nor costs to fulfill a contract that are eligible for capitalization.
Remaining performance obligations
ASC Topic 606’s practical expedient allows the Group to exclude from its remaining performance obligations disclosure any performance obligations which are part of a contract with an original expected duration of one year or less. Additionally any variable consideration, for which it is probable that a significant reversal in the amount of cumulative revenue recognized will occur when the uncertainty associated with the variable consideration is subsequently resolved, is not subject to the remaining performance obligations disclosure because such variable consideration is not included in the transaction price (e.g., investment management fees). Upon review, the Group determined that no material remaining performance obligations are in scope of the remaining performance obligations disclosure.
Impact of the adoption of ASC Topic 606
The impact of adoption of ASC Topic 606 on the Group’s consolidated statement of operations resulted in increases in commissions and fees revenues of CHF 12 million, CHF 19 million, CHF 23 million and CHF 20 million, increases in general and administrative expenses of CHF 26 million, CHF 45 million, CHF 48 million and CHF 40 million and decreases in commission expenses of CHF 12 million, CHF 25 million, CHF 29 million and CHF 22 million for the fourth quarter, the third quarter, the second quarter, and the first quarter of 2018, respectively. The impact of the adoption did not have a material impact on the Group’s consolidated balance sheet or the Group’s consolidated statement of cash flows in the fourth quarter, the third quarter, the second quarter and the first quarter of 2018.
15 Securities borrowed, lent and subject to repurchase agreements
end of	2018	2017
Securities borrowed or purchased under agreements to resell (CHF million)
Central bank funds sold and securities purchased under resale agreements	77,770	70,009
Deposits paid for securities borrowed	39,325	45,337
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	117,095	115,346
Securities lent or sold under agreements to repurchase (CHF million)
Central bank funds purchased and securities sold under repurchase agreements	20,305	20,606
Deposits received for securities lent	4,318	5,890
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	24,623	26,496
Repurchase and reverse repurchase agreements represent collateralized financing transactions used to earn net interest income, increase liquidity or facilitate trading activity. These instruments are collateralized principally by government securities, money market instruments and corporate bonds and have terms ranging from overnight to a longer or unspecified period of time.
In the event of counterparty default, the reverse repurchase agreement or securities lending agreement provides the Group with the right to liquidate the collateral held. In the Group’s normal course of business, a significant portion of the collateral received that may be sold or repledged has been sold or repledged as of December 31, 2018 and 2017.
16 Trading assets and liabilities
end of	2018	2017
Trading assets (CHF million)
Debt securities	62,135	72,765
Equity securities	46,463	55,722
Derivative instruments [1]	18,312	19,621
Other	5,293	8,226
Trading assets	132,203	156,334
Trading liabilities (CHF million)
Short positions	26,946	24,465
Derivative instruments [1]	15,223	14,654
Trading liabilities	42,169	39,119
1 Amounts shown after counterparty and cash collateral netting.
end of	2018	2017
Cash collateral on derivatives instruments – netted (CHF million) [1]
Cash collateral paid	20,216	23,288
Cash collateral received	13,213	14,996
Cash collateral on derivatives instruments – not netted (CHF million) [2]
Cash collateral paid	7,057	5,141
Cash collateral received	6,903	8,644
1 Recorded as cash collateral netting on derivative instruments in Note 27 – Offsetting of financial assets and financial liabilities.
2 Recorded as cash collateral on derivative instruments in Note 23 – Other assets and other liabilities.

17 Investment securities
end of	2018	2017
Investment securities (CHF million)
Securities available-for-sale	2,911	2,191
Total investment securities	2,911	2,191
Investment securities by type
	2018				2017
end of	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Investment securities by type (CHF million)
Debt securities issued by Swiss federal, cantonal or local governmental entities	2	0	0	2	199	13	0	212
Debt securities issued by foreign governments	821	7	0	828	1,215	21	0	1,236
Corporate debt securities	649	0	0	649	238	0	0	238
Residential mortgage-backed securities [1]	1,430	0	0	1,430	207	0	0	207
Commercial mortgage-backed securities	2	0	0	2	173	0	0	173
Debt securities available-for-sale	2,904	7	0	2,911	2,032	34	0	2,066
Banks, trust and insurance companies [2]	–	–	–	–	95	30	0	125
Equity securities available-for-sale [2]	–	–	–	–	95	30	0	125
Securities available-for-sale	2,904	7	0	2,911	2,127	64	0	2,191
1 Relate to the consolidation of RMBS securitization VIEs where the assets are carried at fair value under the fair value option as are the VIEs’ liabilities recorded in long-term debt.
2
As a result of the adoption of ASU 2016-01, equity securities available-for-sale are now recognized in trading assets and no longer in investment securities. Refer to "Note 2 – Recently issued accounting standards" for further information.

Proceeds from sales, realized gains and realized losses from available-for-sale securities
	2018			2017		2016
in	Debt securities	Equity securities	[1]	Debt securities	Equity securities	Debt securities	Equity securities
Additional information (CHF million)
Proceeds from sales	255	–		7	7	9	4
Realized gains	8	–		0	0	0	0
1
As a result of the adoption of ASU 2016-01 equity securities available-for-sale are now recognized in trading assets and no longer in investment securities. Refer to "Note 2 – Recently issued accounting standards" for further information.

Amortized cost, fair value and average yield of debt securities
	Debt securities available-for-sale
end of	Amortized cost	Fair value	Average yield (in %)
2018 (CHF million, except where indicated)
Due within 1 year	844	850	0.72
Due from 1 to 5 years	8	8	4.30
Due from 5 to 10 years	620	621	0.83
Due after 10 years	1,432	1,432	2.45
Total debt securities	2,904	2,911	1.61

18 Other investments
end of	2018	2017
Other investments (CHF million)
Equity method investments	2,467	3,066
Equity securities (without a readily determinable fair value) [1]	1,207	1,292
of which at net asset value	530	742
of which at measurement alternative	227	175
of which at fair value	208	161
of which at cost less impairment	242	214
Real estate held-for-investment [2]	79	232
Life finance instruments [3]	1,137	1,374
Total other investments	4,890	5,964
1
Includes private equity, hedge funds and restricted stock investments as well as certain investments in non-marketable mutual funds for which the Group has neither significant influence nor control over the investee.

2
As of the end of 2018 and 2017, real estate held for investment included foreclosed or repossessed real estate of CHF 3 million and CHF 41 million, respectively, all related to residential real estate.

3 Includes life settlement contracts at investment method and SPIA contracts.
Equity securities at measurement alternative – impairments and adjustments
in / end of	2018	Cumulative
Impairments and adjustments (CHF million)
Impairments and downward adjustments	(4)	(7)
> Refer to “Note 35 – Financial instruments” for further information on such investments.
No impairments were recorded on real estate held-for-investments in 2018, while in 2017 and 2016, impairments of CHF 16 million and CHF 31 million, respectively, were recorded.
Accumulated depreciation related to real estate held-for-investment amounted to CHF 31 million, CHF 140 million and CHF 137 million for 2018, 2017 and 2016, respectively. Prior periods have been corrected.
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
For financial reporting purposes, the carrying values of loans and related allowance for loan losses are presented in accordance with US GAAP and are not comparable with the regulatory credit risk exposures presented in our disclosures required under Pillar 3 of the Basel framework.

Loans
end of	2018	2017
Loans (CHF million)
Mortgages	107,845	106,039
Loans collateralized by securities	42,034	42,016
Consumer finance	3,905	4,242
Consumer	153,784	152,297
Real estate	26,727	26,599
Commercial and industrial loans	85,698	81,670
Financial institutions	18,494	15,697
Governments and public institutions	3,893	3,874
Corporate & institutional	134,812	127,840
Gross loans	288,596	280,137
of which held at amortized cost	273,723	264,830
of which held at fair value	14,873	15,307
Net (unearned income)/deferred expenses	(113)	(106)
Allowance for loan losses	(902)	(882)
Net loans	287,581	279,149
Gross loans by location
Switzerland	160,444	157,696
Foreign	128,152	122,441
Gross loans	288,596	280,137
Impaired loans
Non-performing loans	1,203	1,048
Non-interest-earning loans	300	223
Non-performing and non-interest-earning loans	1,503	1,271
Restructured loans	299	290
Potential problem loans	390	549
Other impaired loans	689	839
Gross impaired loans	2,192	2,110
Allowance for loan losses
	2018			2017			2016
	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total
Allowance for loan losses (CHF million)
Balance at beginning of period	220	662	882	216	722	938	216	650	866
Net movements recognized in statements of operations	19	182	201	54	136	190	63	186	249
Gross write-offs	(85)	(184)	(269)	(60)	(242)	(302)	(86)	(192)	(278)
Recoveries	21	37	58	12	41	53	13	53	66
Net write-offs	(64)	(147)	(211)	(48)	(201)	(249)	(73)	(139)	(212)
Provisions for interest	11	19	30	(1)	14	13	10	8	18
Foreign currency translation impact and other adjustments, net	1	(1)	0	(1)	(9)	(10)	0	17	17
Balance at end of period	187	715	902	220	662	882	216	722	938
of which individually evaluated for impairment	146	462	608	179	475	654	172	528	700
of which collectively evaluated for impairment	41	253	294	41	187	228	44	194	238
Gross loans held at amortized cost (CHF million)
Balance at end of period	153,761	119,962	273,723	152,277	112,553	264,830	145,070	112,445	257,515
of which individually evaluated for impairment [1]	677	1,515	2,192	632	1,478	2,110	662	1,810	2,472
of which collectively evaluated for impairment	153,084	118,447	271,531	151,645	111,075	262,720	144,408	110,635	255,043
1 Represents gross impaired loans both with and without a specific allowance.

Purchases, reclassifications and sales
in	2018			2017			2016
	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total
Loans held at amortized cost (CHF million)
Purchases [1]	0	2,163	2,163	0	3,381	3,381	30	3,405	3,435
Reclassifications from loans held-for-sale [2]	0	1	1	0	63	63	0	125	125
Reclassifications to loans held-for-sale [3]	1	2,351	2,352	0	7,407	7,407	1,632	2,768	4,400
Sales [3]	1	2,267	2,268	0	7,051	7,051	72	2,087	2,159
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
Internal ratings are assigned to all loans reflecting the Group’s internal view of the credit quality of the counterparty. Internal ratings may differ from a counterparty’s external ratings, if such ratings are available. Internal ratings are regularly reviewed depending on exposure type, client segment, collateral or event-driven developments. For the calculation of internal risk estimates (e.g., an estimate of expected loss in the event of a counterparty default) and risk-weighted assets, a probability of default (PD), loss given default (LGD) and exposure at default are assigned to each facility. These three parameters are primarily derived from internally developed statistical models that have been backtested against internal experience, validated by a function independent of the model owners on a regular basis and approved by the Group’s main regulators for application in the regulatory capital calculation in the advanced internal ratings-based approach (A-IRB) under the Basel framework. For the majority of clients and counterparties, internal ratings or PDs are calculated directly by proprietary statistical rating models. These models are based on internally compiled data comprising both quantitative factors (e.g., primarily balance sheet information for corporates and loan-to-value ratio and the borrower’s income level for mortgage lending) and qualitative factors (e.g., credit histories from credit reporting bureaus) concentrating on economic trends and financial fundamentals. For statistical rating models calculating a PD, an equivalent rating based on the Standard & Poor’s rating scale is assigned based on the PD band associated with each rating, which is used for disclosure purposes. For the remaining facilities where statistical rating models are not used, a PD is determined through an internal rating assigned on the basis of a structured expert approach. Credit officers make use of peer analyses, industry comparisons, external ratings and research as well as the judgment of credit experts for the purpose of their analysis. The PD for each internal rating is calibrated to historical default experience using internal data and external data from Standard & Poor’s.
Reverse repurchase agreements are fully collateralized and in the event of counterparty default the reverse repurchase agreement provides the Group the right to liquidate the collateral held. Group risk management manages these instruments on the basis of the value of the underlying collateral, as opposed to loans, which are risk-managed on the ability of the counterparty to repay. Therefore the underlying collateral coverage is the most appropriate credit quality indicator for reverse repurchase agreements. As such, reverse repurchase agreements have not been included in the tables of this note.
The following tables present the Group’s recorded investment in loans held at amortized cost by aggregated internal counterparty credit ratings investment grade and non-investment grade that are used as credit quality indicators for the purpose of this disclosure, and a related aging analysis.

Gross loans held at amortized cost by internal counterparty rating
	Investment grade	Non-investment grade
end of	AAA to BBB	BB to C	D	Total
2018 (CHF million)
Mortgages	97,404	10,046	395	107,845
Loans collateralized by securities	39,281	2,676	77	42,034
Consumer finance	1,465	2,247	170	3,882
Consumer	138,150	14,969	642	153,761
Real estate	19,461	6,494	110	26,065
Commercial and industrial loans	40,872	37,633	1,268	79,773
Financial institutions	10,715	2,138	86	12,939
Governments and public institutions	1,132	53	0	1,185
Corporate & institutional	72,180	46,318	1,464	119,962
Gross loans held at amortized cost	210,330	61,287	2,106	273,723
Value of collateral [1]	192,579	47,999	1,456	242,034
2017 (CHF million)
Mortgages	94,553	11,214	272	106,039
Loans collateralized by securities	38,387	3,530	99	42,016
Consumer finance	1,801	2,241	180	4,222
Consumer	134,741	16,985	551	152,277
Real estate	20,278	5,640	85	26,003
Commercial and industrial loans	39,475	35,250	1,300	76,025
Financial institutions	7,258	2,022	46	9,326
Governments and public institutions	1,124	74	1	1,199
Corporate & institutional	68,135	42,986	1,432	112,553
Gross loans held at amortized cost	202,876	59,971	1,983	264,830
Value of collateral [1]	189,048	49,271	1,422	239,741
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
In the Group’s investment banking businesses, collateral-dependent loans are appraised on at least an annual basis, or when a loan-relevant event occurs.

Gross loans held at amortized cost – aging analysis
	Current	Past due
end of		Up to 30 days	31–60 days	61–90 days	More than 90 days	Total	Total
2018 (CHF million)
Mortgages	107,364	155	23	10	293	481	107,845
Loans collateralized by securities	41,936	21	0	0	77	98	42,034
Consumer finance	3,383	286	35	32	146	499	3,882
Consumer	152,683	462	58	42	516	1,078	153,761
Real estate	25,914	63	4	0	84	151	26,065
Commercial and industrial loans	78,439	378	96	82	778	1,334	79,773
Financial institutions	12,768	104	19	3	45	171	12,939
Governments and public institutions	1,172	13	0	0	0	13	1,185
Corporate & institutional	118,293	558	119	85	907	1,669	119,962
Gross loans held at amortized cost	270,976	1,020	177	127	1,423	2,747	273,723
2017 (CHF million)
Mortgages	105,689	102	27	14	207	350	106,039
Loans collateralized by securities	41,867	37	0	0	112	149	42,016
Consumer finance	3,701	297	39	40	145	521	4,222
Consumer	151,257	436	66	54	464	1,020	152,277
Real estate	25,871	37	12	15	68	132	26,003
Commercial and industrial loans	74,831	429	40	201	524	1,194	76,025
Financial institutions	8,947	333	1	2	43	379	9,326
Governments and public institutions	1,197	1	0	0	1	2	1,199
Corporate & institutional	110,846	800	53	218	636	1,707	112,553
Gross loans held at amortized cost	262,103	1,236	119	272	1,100	2,727	264,830
Impaired loans
Categories of impaired loans
In accordance with Group policies, impaired loans include non-performing loans, non-interest-earning loans, restructured loans and potential problem loans.
> Refer to “Loans” in Note 1 – Summary of significant accounting policies for further information on categories of impaired loans.
As of December 31, 2018 and 2017, the Group did not have any material commitments to lend additional funds to debtors whose loan terms had been modified in troubled debt restructurings.

Gross impaired loans by category
	Non-performing and non-interest-earning loans			Other impaired loans
end of	Non- performing	Non- interest- earning	Total	Re- structured	Potential problem	Total	Total
2018 (CHF million)
Mortgages	304	12	316	34	72	106	422	[1]
Loans collateralized by securities	62	13	75	0	3	3	78
Consumer finance	170	6	176	0	1	1	177
Consumer	536	31	567	34	76	110	677
Real estate	80	4	84	0	38	38	122
Commercial and industrial loans	547	223	770	265	272	537	1,307
Financial institutions	40	42	82	0	4	4	86
Corporate & institutional	667	269	936	265	314	579	1,515
Gross impaired loans	1,203	300	1,503	299	390	689	2,192
2017 (CHF million)
Mortgages	236	17	253	13	66	79	332	[1]
Loans collateralized by securities	96	16	112	0	2	2	114
Consumer finance	176	9	185	0	1	1	186
Consumer	508	42	550	13	69	82	632
Real estate	73	4	77	0	19	19	96
Commercial and industrial loans	465	134	599	277	458	735	1,334
Financial institutions	1	43	44	0	3	3	47
Governments and public institutions	1	0	1	0	0	0	1
Corporate & institutional	540	181	721	277	480	757	1,478
Gross impaired loans	1,048	223	1,271	290	549	839	2,110
1
As of December 31, 2018 and 2017, CHF 123 million and CHF 90 million, respectively, were related to consumer mortgages secured by residential real estate for which formal foreclosure proceedings according to local requirements of the applicable jurisdiction were in process.

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
Recoveries of loans previously written off are recorded based on the cash or estimated fair value of other assets received.

Gross impaired loan details
	2018			2017
end of	Recorded investment	Unpaid principal balance	Associated specific allowance	Recorded investment	Unpaid principal balance	Associated specific allowance
CHF million
Mortgages	278	262	21	254	239	36
Loans collateralized by securities	77	63	35	111	97	49
Consumer finance	174	154	90	180	160	94
Consumer	529	479	146	545	496	179
Real estate	82	73	10	86	79	11
Commercial and industrial loans	773	742	401	997	959	427
Financial institutions	86	84	51	47	46	37
Governments and public institutions	0	0	0	1	1	0
Corporate & institutional	941	899	462	1,131	1,085	475
Gross impaired loans with a specific allowance	1,470	1,378	608	1,676	1,581	654
Mortgages	144	144	–	78	78	–
Loans collateralized by securities	1	1	–	3	3	–
Consumer finance	3	3	–	6	6	–
Consumer	148	148	–	87	87	–
Real estate	40	40	–	10	10	–
Commercial and industrial loans	534	534	–	337	337	–
Corporate & institutional	574	574	–	347	347	–
Gross impaired loans without specific allowance	722	722	–	434	434	–
Gross impaired loans	2,192	2,100	608	2,110	2,015	654
of which consumer	677	627	146	632	583	179
of which corporate & institutional	1,515	1,473	462	1,478	1,432	475

Gross impaired loan details (continued)
	2018			2017			2016
in	Average recorded investment	Interest income recognized	Interest income recognized (cash basis)	Average recorded investment	Interest income recognized	Interest income recognized (cash basis)	Average recorded investment	Interest income recognized	Interest income recognized (cash basis)
CHF million
Mortgages	261	2	1	229	2	1	195	2	1
Loans collateralized by securities	92	1	1	116	1	1	153	1	1
Consumer finance	176	2	2	167	5	5	205	1	1
Consumer	529	5	4	512	8	7	553	4	3
Real estate	90	0	0	78	1	0	72	1	0
Commercial and industrial loans	917	14	5	1,163	17	5	1,039	10	4
Financial institutions	58	1	0	76	1	1	154	1	0
Governments and public institutions	0	0	0	5	0	0	5	0	0
Corporate & institutional	1,065	15	5	1,322	19	6	1,270	12	4
Gross impaired loans with a specific allowance	1,594	20	9	1,834	27	13	1,823	16	7
Mortgages	91	3	0	83	3	0	83	3	0
Loans collateralized by securities	1	0	0	7	0	0	24	0	0
Consumer finance	3	0	0	3	0	0	11	0	0
Consumer	95	3	0	93	3	0	118	3	0
Real estate	14	1	0	27	1	0	31	1	0
Commercial and industrial loans	292	16	1	271	11	1	307	7	1
Financial institutions	0	0	0	0	0	0	5	0	0
Governments and public institutions	0	0	0	0	0	0	5	0	0
Corporate & institutional	306	17	1	298	12	1	348	8	1
Gross impaired loans without specific allowance	401	20	1	391	15	1	466	11	1
Gross impaired loans	1,995	40	10	2,225	42	14	2,289	27	8
of which consumer	624	8	4	605	11	7	671	7	3
of which corporate & institutional	1,371	32	6	1,620	31	7	1,618	20	5
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

Restructured loans held at amortized cost
	2018			2017			2016
in	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification
CHF million, except where indicated
Mortgages	5	29	29	0	0	0	0	0	0
Commercial and industrial loans	13	182	160	15	123	119	16	201	201
Total	18	211	189	15	123	119	16	201	201
Restructured loans held at amortized cost that defaulted within 12 months from restructuring
	2018		2017		2016
in	Number of contracts	Recorded investment	Number of contracts	Recorded investment	Number of contracts	Recorded investment
CHF million, except where indicated
Mortgages	1	8	0	0	0	0
Commercial and industrial loans	8	76	1	48	0	0
Total	9	84	1	48	0	0
In 2018, the loan modifications of the Group included extended loan repayment terms, including suspensions of loan amortizations, deferral of lease installments or pay-as-you-earn arrangements, the waiver of claims, interest rate concessions and the subordination of a loan.
20 Premises and equipment
end of	2018	2017
Premises and equipment (CHF million)
Buildings and improvements	1,617	1,648
Land	347	346
Leasehold improvements	1,880	1,812
Software	5,909	5,709
Equipment	1,805	1,828
Premises and equipment	11,558	11,343	[1]
Accumulated depreciation	(6,720)	(6,657)	[1]
Total premises and equipment, net	4,838	4,686
1 Prior period has been corrected.
in	2018	2017	2016
Depreciation and impairment (CHF million)
Depreciation	830	826	887
Impairment	8	33	25

21 Goodwill
2018	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Strategic Resolution Unit	Credit Suisse Group
Gross amount of goodwill (CHF million)
Balance at beginning of period	610	1,544	2,268	3,178	1,021	12	8,633
Foreign currency translation impact	2	8	10	4	5	0	29
Other	3	(8)	0	0	0	0	(5)
Balance at end of period	615	1,544	2,278	3,182	1,026	12	8,657
Accumulated impairment (CHF million)
Balance at beginning of period	0	0	772	2,719	388	12	3,891
Balance at end of period	0	0	772	2,719	388	12	3,891
Net book value (CHF million)
Net book value	615	1,544	1,506	463	638	0	4,766
2017
Gross amount of goodwill (CHF million)
Balance at beginning of period	623	1,612	2,318	3,195	1,044	12	8,804
Foreign currency translation impact	(13)	(55)	(50)	(17)	(23)	0	(158)
Other	0	(13)	0	0	0	0	(13)
Balance at end of period	610	1,544	2,268	3,178	1,021	12	8,633
Accumulated impairment (CHF million)
Balance at beginning of period	0	0	772	2,719	388	12	3,891
Balance at end of period	0	0	772	2,719	388	12	3,891
Net book value (CHF million)
Net book value	610	1,544	1,496	459	633	0	4,742
In accordance with US GAAP, the Group continually assesses whether or not there has been a triggering event requiring a review of goodwill. The Group determined in 2018 that a goodwill triggering event occurred for the Asia Pacific – Markets, Global Markets and Investment Banking & Capital Markets reporting units.
Based on its goodwill impairment analysis performed as of December 31, 2018, the Group concluded that the estimated fair value for all of the reporting units with goodwill substantially exceeded their related carrying values and no impairment was necessary as of December 31, 2018.
The carrying value of each reporting unit for the purpose of the goodwill impairment test is determined by considering the reporting units’ risk-weighted assets usage, leverage ratio exposure, deferred tax assets, goodwill and intangible assets. Any residual equity, after considering the total of these elements, is allocated to the reporting units on a pro-rata basis.
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
In determining the estimated fair value, the Group relied upon its latest five-year strategic business plan which included significant management assumptions and estimates based on its view of current and future economic conditions and regulatory changes, and as approved by the Board of Directors.
The Group engaged the services of an independent valuation specialist to assist in the valuation of the Asia Pacific – Markets, Global Markets and Investment Banking & Capital Markets reporting units as of December 31, 2018. The valuations were performed using a combination of the market approach and income approach.
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

22 Other intangible assets
	2018			2017
end of	Gross carrying amount	Accumu- lated amorti- zation	Net carrying amount	Gross carrying amount	Accumu- lated amorti- zation	Net carrying amount
Other intangible assets (CHF million)
Trade names/trademarks	27	(26)	1	27	(26)	1
Client relationships	43	(20)	23	47	(18)	29
Other	(2)	2	0	5	(3)	2
Total amortizing other intangible assets	68	(44)	24	79	(47)	32
Non-amortizing other intangible assets	195	–	195	191	–	191
of which mortgage servicing rights, at fair value	163	–	163	158	–	158
Total other intangible assets	263	(44)	219	270	(47)	223
Additional information
in	2018	2017	2016
Aggregate amortization and impairment (CHF million)
Aggregate amortization	8	7	8
Impairment	1	2	0
Estimated amortization
Estimated amortization (CHF million)
2019	4
2020	3
2021	2
2022	2
2023	2

23 Other assets and other liabilities
end of	2018	2017
Other assets (CHF million)
Cash collateral on derivative instruments	7,057	5,141
Cash collateral on non-derivative transactions	465	490
Derivative instruments used for hedging	33	50
Assets held-for-sale	6,744	8,300
of which loans [1]	6,630	8,130
of which real estate [2]	54	141
of which long-lived assets	60	29
Assets held for separate accounts	125	190
Interest and fees receivable	5,055	4,669
Deferred tax assets	4,943	5,522
Prepaid expenses	613	379
Failed purchases	1,283	1,327
Defined benefit pension and post-retirement plan assets	1,794	2,170
Other	4,509	3,833
Other assets	32,621	32,071
1 Included as of December 31, 2018 and 2017 were CHF 687 million and CHF 534 million, respectively, in restricted loans, which represented collateral on secured borrowings.
2
As of December 31, 2018 and 2017, real estate held-for-sale included foreclosed or repossessed real estate of CHF 13 million and CHF 8 million, respectively, of which CHF 10 million and CHF 5 million, respectively were related to residential real estate.

end of	2018	2017
Other liabilities (CHF million)
Cash collateral on derivative instruments	6,903	8,644
Cash collateral on non-derivative transactions	514	473
Derivative instruments used for hedging	8	99
Provisions	928	1,007
of which off-balance sheet risk	151	106
Restructuring liabilities	346	306
Liabilities held for separate accounts	125	190
Interest and fees payable	5,159	5,591
Current tax liabilities	927	700
Deferred tax liabilities	438	394
Failed sales	2,187	720
Defined benefit pension and post-retirement plan liabilities	518	541
Other	12,054	12,947
Other liabilities	30,107	31,612
24 Deposits
	2018				2017
end of	Switzer- land	Foreign	Total		Switzer- land	Foreign	Total
Deposits (CHF million)
Non-interest-bearing demand deposits	2,713	1,979	4,692		2,593	2,058	4,651
Interest-bearing demand deposits	125,985	27,794	153,779		125,323	32,732	158,055
Savings deposits	63,924	48	63,972		64,068	18	64,086
Time deposits	31,681	125,021	156,702	[1]	32,531	117,252	149,783	[1]
Total deposits	224,303	154,842	379,145	[2]	224,515	152,060	376,575	[2]
of which due to banks	–	–	15,220		–	–	15,413
of which customer deposits	–	–	363,925		–	–	361,162
The designation of deposits in Switzerland versus foreign deposits is based upon the location of the office where the deposit is recorded.
1
Included CHF 156,562 million and CHF 149,659 million as of December 31, 2018 and 2017, respectively, of the Swiss franc equivalent of individual time deposits greater than USD 100,000 in Switzerland and foreign offices.

2 Not included as of December 31, 2018 and 2017 were CHF 137 million and CHF 135 million, respectively, of overdrawn deposits reclassified as loans.

25 Long-term debt
end of	2018	2017
Long-term debt (CHF million)
Senior	136,392	148,542
Subordinated	16,152	23,627
Non-recourse liabilities from consolidated VIEs	1,764	863
Long-term debt	154,308	173,032
of which reported at fair value	63,935	63,628
of which structured notes	48,064	51,465
end of	2018	2017
Structured notes by product (CHF million)
Equity	30,698	32,059
Fixed income	13,128	14,471
Credit	3,898	4,678
Other	340	257
Total structured notes	48,064	51,465
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
Long-term debt by maturities
end of			2019			2020			2021			2022				2023				Thereafter	Total
Group parent company (CHF million)
Senior debt
Fixed rate			0			0			0			0				2,706				9,044	11,750
Variable rate			0			0			0			965				837				1,022	2,824
Interest rate (range in %) [1]			–			–			–			3.0		0.6	–	4.0		0.9	–	5.4	–
Subordinated debt
Fixed rate			0			0			0			1,462				4,366				4,010	9,838
Interest rates (range in %) [1]			–			–			–			7.1		3.9	–	7.5		3.5	–	7.3	–
Subtotal – Group parent company			0			0			0			2,427				7,909				14,076	24,412
Subsidiaries (CHF million)
Senior debt
Fixed rate			15,799			9,358			7,758			8,269				4,706				21,977	67,867
Variable rate			10,001			9,953			8,142			4,232				2,746				18,877	53,951
Interest rates (range in %) [1]	0.0	–	8.8	0.1	–	22.5	0.1	–	6.7	0.1	–	8.2		0.1	–	4.2		0.2	–	7.1	–
Subordinated debt
Fixed rate			0			1,797			19			90				2,543				1,648	6,097
Variable rate			211			0			0			0				6				0	217
Interest rates (range in %) [1]			2.7	3.3	–	7.0			3.3			7.5				6.5		5.7	–	8.0	–
Non-recourse liabilities from consolidated VIEs
Fixed rate			346			235			23			0				0				0	604
Variable rate			114			2			4			6	[2]			21	[2]			1,013	1,160
Interest rates (range in %) [1]	2.9	–	7.2			3.8	9.3	–	10.3			–				–		1.2	–	10.7	–
Subtotal – Subsidiaries			26,471			21,345			15,946			12,597				10,022				43,515	129,896
Total long-term debt			26,471			21,345			15,946			15,024				17,931				57,591	154,308
of which structured notes			8,268			9,260			5,779			3,787				2,726				18,244	48,064
The maturity of perpetual debt is based on the earliest callable date. The maturity of all other debt is based on contractual maturity and includes certain structured notes that have mandatory early redemption features based on stipulated movements in markets or the occurrence of a market event. Within this population there are approximately CHF 0.5 billion of such notes with a contractual maturity of greater than one year that have an observable likelihood of redemption occurring within one year based on a modelling assessment.

1 Excludes structured notes for which fair value has been elected as the related coupons are dependent upon the embedded derivatives and prevailing market conditions at the time each coupon is paid.
2 Reflects equity linked notes, where the payout is not fixed.
The Group and the Bank maintain a shelf registration statement with the SEC, which allows each entity to issue, from time to time, senior and subordinated debt securities, warrants and guarantees.
> Refer to “Note 41 – Subsidiary guarantee information” for further information on subsidiary guarantees.

The Group maintains a euro medium-term note program that allows the Bank to issue senior debt securities and that allows Credit Suisse Group AG to issue securities, which contain certain features that are designed to allow for statutory bail-in by the Swiss Financial Market Supervisory Authority FINMA (FINMA) under Swiss banking laws and regulations.
The Group maintains two senior debt programs that allow the Group to issue senior debt securities with certain features that are designed to allow for statutory bail-in by FINMA.
The Bank maintains a JPY 500 billion Samurai shelf registration statement that allows it to issue, from time to time, senior and subordinated debt securities.
26 Accumulated other comprehensive income and additional share information
Accumulated other comprehensive income
	Gains/ (losses) on cash flow hedges	Cumulative translation adjustments	Unrealized gains/ (losses) on securities	Actuarial gains/ (losses)	Net prior service credit/ (cost)	Gains/ (losses) on liabilities relating to credit risk	AOCI
2018 (CHF million)
Balance at beginning of period	(62)	(13,119)	48	(3,583)	522	(2,544)	(18,738)
Increase/(decrease)	(114)	(342)	(10)	(710)	(26)	1,605	403
Increase/(decrease) due to equity method investments	(10)	0	0	0	0	0	(10)
Reclassification adjustments, included in net income/(loss)	114	19	(7)	319	(109)	49	385
Cumulative effect of accounting changes, net of tax	0	0	(21)	0	0	0	(21)
Total increase/(decrease)	(10)	(323)	(38)	(391)	(135)	1,654	757
Balance at end of period	(72)	(13,442)	10	(3,974)	387	(890)	(17,981)
2017 (CHF million)
Balance at beginning of period	(35)	(12,095)	61	(4,278)	643	(568)	(16,272)
Increase/(decrease)	(61)	(1,054)	(13)	337	0	(2,008)	(2,799)
Increase/(decrease) due to equity method investments	1	0	0	0	0	0	1
Reclassification adjustments, included in net income/(loss)	33	30	0	358	(121)	32	332
Total increase/(decrease)	(27)	(1,024)	(13)	695	(121)	(1,976)	(2,466)
Balance at end of period	(62)	(13,119)	48	(3,583)	522	(2,544)	(18,738)
2016 (CHF million)
Balance at beginning of period	(15)	(12,615)	60	(4,672)	607	–	(16,635)
Increase/(decrease)	(6)	441	1	7	142	(1,043)	(458)
Increase/(decrease) due to equity method investments	(6)	0	0	0	0	0	(6)
Reclassification adjustments, included in net income/(loss)	(8)	79	0	387	(106)	0	352
Cumulative effect of accounting changes, net of tax	0	0	0	0	0	475	475
Total increase/(decrease)	(20)	520	1	394	36	(568)	363
Balance at end of period	(35)	(12,095)	61	(4,278)	643	(568)	(16,272)
> Refer to “Note 28 – Tax” and “Note 31 – Pension and other post-retirement benefits” for income tax expense/(benefit) on the movements of accumulated other comprehensive income/(loss).

Details of significant reclassification adjustments
in	2018	2017	2016
Reclassification adjustments, included in net income/(loss) (CHF million)
Cumulative translation adjustments
Reclassification adjustments [1]	19	30	79
Actuarial gains/(losses)
Amortization of recognized actuarial losses [2]	396	444	513
Tax expense/(benefit)	(77)	(86)	(126)
Net of tax	319	358	387
Net prior service credit/(cost)
Amortization of recognized prior service credit/(cost) [2]	(138)	(153)	(134)
Tax expense/(benefit)	29	32	28
Net of tax	(109)	(121)	(106)
1
Includes net releases of CHF 21 million on the liquidation of Credit Suisse Securities (Johannesburg) Proprietary Limited in 2018 and net releases of CHF 17 million on the liquidation of Credit Suisse Principal Investments Limited and AJP Cayman Ltd. in 2016. In addition, it includes net releases of CHF 23 million on the sale of Credit Suisse (Monaco) S.A.M. in 2017 and net releases of CHF 59 million on the sale of Credit Suisse (Gibraltar) Limited in 2016. These were reclassified from cumulative translation adjustments and included in net income in other revenues.

2 These components are included in the computation of total benefit costs. Refer to "Note 31 – Pension and other post-retirement benefits" for further information.
Additional share information
	2018		2017		2016
Common shares issued
Balance at beginning of period	2,556,011,720		2,089,897,378		1,957,379,244
Issuance of common shares	0		466,114,342		132,518,134
of which share-based compensation	0		0		30,000,000
Balance at end of period	2,556,011,720		2,556,011,720		2,089,897,378
Treasury shares
Balance at beginning of period	(5,757,666)		0		(5,910,224)
Sale of treasury shares	770,559,108		809,307,879		1,218,245,936
Repurchase of treasury shares	(816,841,331)		(857,049,873)		(1,224,501,214)
Share-based compensation	46,612,198		41,984,328		12,165,502
Balance at end of period	(5,427,691)		(5,757,666)		0
Common shares outstanding
Balance at end of period	2,550,584,029	[1]	2,550,254,054	[2]	2,089,897,378
1
At par value CHF 0.04 each, fully paid. In addition to the treasury shares, a maximum of 653,000,000 unissued shares (conditional, conversion and authorized capital) were available for issuance without further approval of the shareholders. 111,193,477 of these shares were reserved for capital instruments.

2
At par value CHF 0.04 each, fully paid. In addition to the treasury shares, a maximum of 653,000,000 unissued shares (conditional, conversion and authorized capital) were available for issuance without further approval of the shareholders. 505,062,294 of these shares were reserved for capital instruments.

27 Offsetting of financial assets and financial liabilities
The disclosures set out in the tables below include derivatives, reverse repurchase and repurchase agreements, and securities lending and borrowing transactions that:
■ are offset in the Group’s consolidated balance sheets; or
■ are subject to an enforceable master netting agreement or similar agreement (enforceable master netting agreements), irrespective of whether they are offset in the Group’s consolidated balance sheets.
Similar agreements include derivative clearing agreements, global master repurchase agreements and global master securities lending agreements.
Derivatives
The Group transacts bilateral OTC derivatives (OTC derivatives) mainly under International Swaps and Derivatives Association (ISDA) Master Agreements and Swiss Master Agreements for OTC derivative instruments. These agreements provide for the net settlement of all transactions under the agreement through a single payment in the event of default or termination under the agreement. They allow the Group to offset balances from derivative assets and liabilities as well as the receivables and payables to related cash collateral transacted with the same counterparty. Collateral for OTC derivatives is received and provided in the form of cash and marketable securities. Such collateral may be subject to the standard industry terms of an ISDA Credit Support Annex. The terms of an ISDA Credit Support Annex provide that securities received or provided as collateral may be pledged or sold during the term of the transactions and must be returned upon maturity of the transaction. These terms also give each counterparty the right to terminate the related transactions upon the other counterparty’s failure to post collateral. Financial collateral received or pledged for OTC derivatives may also be subject to collateral agreements which restrict the use of financial collateral.
For derivatives transacted with exchanges (exchange-traded derivatives) and central clearing counterparties (OTC-cleared derivatives), positive and negative replacement values (PRV/NRV) and related cash collateral may be offset if the terms of the rules and regulations governing these exchanges and central clearing counterparties permit such netting and offset.
Where no such agreements or terms exist, fair values are recorded on a gross basis.
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
Offsetting of derivatives
	2018		2017
end of	Derivative assets	Derivative liabilities	Derivative assets	Derivative liabilities
Gross derivatives subject to enforceable master netting agreements (CHF billion)
OTC-cleared	5.5	4.8	2.5	1.8
OTC	63.4	60.6	83.3	79.0
Exchange-traded	0.2	0.3	0.1	0.2
Interest rate products	69.1	65.7	85.9	81.0
OTC-cleared	0.1	0.2	0.2	0.2
OTC	26.9	31.1	29.1	34.6
Foreign exchange products	27.0	31.3	29.3	34.8
OTC	10.2	10.2	11.7	11.7
Exchange-traded	11.8	14.2	9.2	9.8
Equity/index-related products	22.0	24.4	20.9	21.5
OTC-cleared	1.5	1.6	3.6	3.8
OTC	3.8	4.9	3.9	4.7
Credit derivatives	5.3	6.5	7.5	8.5
OTC	1.2	0.4	1.4	0.9
Exchange-traded	0.1	0.3	0.0	0.0
Other products [1]	1.3	0.7	1.4	0.9
OTC-cleared	7.1	6.6	6.3	5.8
OTC	105.5	107.2	129.4	130.9
Exchange-traded	12.1	14.8	9.3	10.0
Total gross derivatives subject to enforceable master netting agreements	124.7	128.6	145.0	146.7
Offsetting (CHF billion)
OTC-cleared	(5.9)	(5.8)	(5.7)	(5.4)
OTC	(92.6)	(99.0)	(114.5)	(122.1)
Exchange-traded	(11.6)	(12.5)	(8.6)	(9.6)
Offsetting	(110.1)	(117.3)	(128.8)	(137.1)
of which counterparty netting	(96.9)	(96.9)	(113.8)	(113.8)
of which cash collateral netting	(13.2)	(20.4)	(15.0)	(23.3)
Net derivatives presented in the consolidated balance sheets (CHF billion)
OTC-cleared	1.2	0.8	0.6	0.4
OTC	12.9	8.2	14.9	8.8
Exchange-traded	0.5	2.3	0.7	0.4
Total net derivatives subject to enforceable master netting agreements	14.6	11.3	16.2	9.6
Total derivatives not subject to enforceable master netting agreements [2]	3.7	3.9	3.4	5.2
Total net derivatives presented in the consolidated balance sheets	18.3	15.2	19.6	14.8
of which recorded in trading assets and trading liabilities	18.3	15.2	19.6	14.7
of which recorded in other assets and other liabilities	0.0	0.0	0.0	0.1
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
Reverse repurchase and repurchase agreements are collateralized principally by government securities, money market instruments and corporate bonds and have terms ranging from overnight to a longer or unspecified period of time. In the event of counterparty default, the reverse repurchase agreement or securities lending agreement provides the Group with the right to liquidate the collateral held. As is the case in the Group’s normal course of business, a significant portion of the collateral received that may be sold or repledged was sold or repledged as of December 31, 2018 and December 31, 2017. In certain circumstances, financial collateral received may be restricted during the term of the agreement (e.g., in tri-party arrangements).
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
Offsetting of securities purchased under resale agreements and securities borrowing transactions
	2018				2017
end of	Gross	Offsetting	Net book value		Gross	Offsetting	Net book value
Securities purchased under resale agreements and securities borrowing transactions (CHF billion)
Securities purchased under resale agreements	86.6	(20.9)	65.7		89.4	(28.8)	60.6
Securities borrowing transactions	12.6	(2.2)	10.4		18.7	(5.0)	13.7
Total subject to enforceable master netting agreements	99.2	(23.1)	76.1		108.1	(33.8)	74.3
Total not subject to enforceable master netting agreements [1]	41.0	–	41.0		41.0	–	41.0
Total	140.2	(23.1)	117.1	[2]	149.1	(33.8)	115.3	[2]
1
Represents securities purchased under resale agreements and securities borrowing transactions where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

2 CHF 81,818 million and CHF 77,498 million of the total net amount as of the end of 2018 and 2017, respectively, are reported at fair value.
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

Offsetting of securities sold under repurchase agreements and securities lending transactions
	2018				2017
end of	Gross	Offsetting	Net book value		Gross	Offsetting	Net book value
Securities sold under repurchase agreements and securities lending transactions (CHF billion)
Securities sold under repurchase agreements	42.3	(22.5)	19.8		49.4	(31.5)	17.9
Securities lending transactions	4.2	(0.6)	3.6		7.1	(2.3)	4.8
Obligation to return securities received as collateral, at fair value	39.4	0.0	39.4		37.0	0.0	37.0
Total subject to enforceable master netting agreements	85.9	(23.1)	62.8		93.5	(33.8)	59.7
Total not subject to enforceable master netting agreements [1]	3.5	–	3.5		4.9	–	4.9
Total	89.4	(23.1)	66.3		98.4	(33.8)	64.6
of which securities sold under repurchase agreements and securities lending transactions	47.7	(23.1)	24.6	[2]	60.3	(33.8)	26.5	[2]
of which obligation to return securities received as collateral, at fair value	41.7	0.0	41.7		38.1	0.0	38.1
1
Represents securities sold under repurchase agreements and securities lending transactions where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

2 CHF 14,828 million and CHF 15,262 million of the total net amount as of the end of 2018 and 2017, respectively, are reported at fair value.
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
Amounts not offset in the consolidated balance sheets
	2018						2017
end of	Net book value	Financial instruments	[1]	Cash collateral received/ pledged	[1]	Net exposure	Net book value	Financial instruments	[1]	Cash collateral received/ pledged	[1]	Net exposure
Financial assets subject to enforceable master netting agreements (CHF billion)
Derivatives	14.6	4.5		0.1		10.0	16.2	5.2		0.0		11.0
Securities purchased under resale agreements	65.7	65.7		0.0		0.0	60.6	60.6		0.0		0.0
Securities borrowing transactions	10.4	10.0		0.0		0.4	13.7	13.2		0.0		0.5
Total financial assets subject to enforceable master netting agreements	90.7	80.2		0.1		10.4	90.5	79.0		0.0		11.5
Financial liabilities subject to enforceable master netting agreements (CHF billion)
Derivatives	11.3	1.4		0.0		9.9	9.6	2.1		0.0		7.5
Securities sold under repurchase agreements	19.8	19.7		0.1		0.0	17.9	17.9		0.0		0.0
Securities lending transactions	3.6	3.2		0.0		0.4	4.8	4.4		0.0		0.4
Obligation to return securities received as collateral, at fair value	39.4	34.3		0.0		5.1	37.0	32.7		0.0		4.3
Total financial liabilities subject to enforceable master netting agreements	74.1	58.6		0.1		15.4	69.3	57.1		0.0		12.2
1
The total amount reported in financial instruments (recognized financial assets and financial liabilities and non-cash financial collateral) and cash collateral is limited to the amount of the related instruments presented in the consolidated balance sheets and therefore any over-collateralization of these positions is not included.

Net exposure is subject to further credit mitigation through the transfer of the exposure to other market counterparties by the use of CDS and credit insurance contracts. Therefore the net exposure presented in the table above is not representative of the Group’s counterparty exposure.

28 Tax
Details of current and deferred taxes
in	2018	2017	2016
Current and deferred taxes (CHF million)
Switzerland	135	82	133
Foreign	426	421	501
Current income tax expense	561	503	634
Switzerland	479	244	(125)
Foreign	321	1,994	(68)
Deferred income tax expense/(benefit)	800	2,238	(193)
Income tax expense	1,361	2,741	441
Income tax expense/(benefit) reported in shareholders' equity related to:
Gains/(losses) on cash flow hedges	(28)	(24)	(6)
Cumulative translation adjustment	(7)	1	(4)
Unrealized gains/(losses) on securities	(5)	1	1
Actuarial gains/(losses)	(102)	172	136
Net prior service credit/(cost)	(33)	(32)	10
Share-based compensation and treasury shares	1	3	104
Reconciliation of taxes computed at the Swiss statutory rate
in	2018	2017	2016
Income/(loss) before taxes (CHF million)
Switzerland	1,924	1,736	2,111
Foreign	1,448	57	(4,377)
Income/(loss) before taxes	3,372	1,793	(2,266)
Reconciliation of taxes computed at the Swiss statutory rate (CHF million)
Income tax expense/(benefit) computed at the statutory tax rate of 22%	742	394	(499)
Increase/(decrease) in income taxes resulting from
Foreign tax rate differential	107	(110)	(498)
Non-deductible amortization of other intangible assets and goodwill impairment	3	0	1
Other non-deductible expenses	457	354	1,540
Additional taxable income	5	0	87
Lower taxed income	(190)	(276)	(219)
(Income)/loss taxable to noncontrolling interests	12	7	(11)
Changes in tax law and rates	(2)	2,095	145
Changes in deferred tax valuation allowance	(106)	123	76
Change in recognition of outside basis difference	(32)	(19)	218
Tax deductible impairments of Swiss subsidiary investments	(65)	88	(68)
(Windfall tax benefits) /shortfall tax charges on share-based compensation	10	91	–
Other	420	(6)	(331)
Income tax expense	1,361	2,741	441

2018
Foreign tax rate differential of CHF 107 million reflected a foreign tax expense mainly driven by profits made in higher tax jurisdictions, such as the US, partially offset by foreign tax rate differential related to profits incurred in lower tax jurisdictions, mainly in Singapore. The foreign tax rate expense of CHF 747 million comprised not only the foreign tax expense based on statutory tax rates but also the tax impacts related to additional reconciling items as explained below.
Other non-deductible expenses of CHF 457 million included the impact of CHF 325 million relating to non-deductible interest expenses (including a contingency accrual of CHF 92 million), CHF 49 million relating to non-deductible bank levy costs and other non-deductible compensation expenses and management costs, CHF 15 million relating to non-deductible fines, and other various smaller non-deductible expenses.
Lower taxed income of CHF 190 million included a tax benefit of CHF 66 million related to non-taxable dividend income, CHF 48 million related to non-taxable life insurance income, CHF 33 million related to concessionary and lower taxed income, CHF 23 million related to exempt income, and various smaller items.
Changes in deferred tax valuation allowances of CHF 106 million included a tax benefit from the release of valuation allowances of CHF 191 million, mainly in respect of two of the Group’s operating entities in the UK. Also included was the net impact of the increase in valuation allowances on deferred tax assets of CHF 85 million, mainly in respect of one of the Group’s operating entities in Switzerland.
Other of CHF 420 million included CHF 202 million relating to the tax impact of transitional adjustments arising on the first adoption of IFRS 9 for own credit movements, CHF 130 million from own credit valuation gains, CHF 65 million relating to the US Base Erosion and Anti-abuse Tax (BEAT), CHF 56 million relating to the net re-assessment of deferred tax balances in respect of one of the Group’s operating entities in Switzerland, CHF 26 million relating to the increase of tax contingency accruals, and other smaller balances. This was partially offset by prior year adjustments of CHF 76 million.
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
As of December 31, 2018, the Group had accumulated undistributed earnings from foreign subsidiaries of CHF 9.6 billion compared to CHF 5.1 billion as of December 31, 2017. The increase compared to the end of 2017 reflected a reserve transfer in one of the Group’s entities. No deferred tax liability was recorded in respect of those amounts as these earnings are considered indefinitely reinvested. It is not practicable to estimate the amount of unrecognized deferred tax liabilities for these undistributed foreign earnings.
Deferred tax assets and liabilities
end of	2018	2017
Deferred tax assets and liabilities (CHF million)
Compensation and benefits	957	1,103
Loans	192	330
Investment securities	1,986	1,039
Provisions	582	441
Derivatives	62	97
Real estate	285	337
Net operating loss carry-forwards	6,227	6,829
Goodwill and intangible assets	518	696
Other	198	135
Gross deferred tax assets before valuation allowance	11,007	11,007
Less valuation allowance	(4,021)	(4,279)
Gross deferred tax assets net of valuation allowance	6,986	6,728
Compensation and benefits	(426)	(512)
Loans	(87)	(36)
Investment securities	(1,170)	(197)
Provisions	(369)	(520)
Business combinations	(1)	(1)
Derivatives	(214)	(154)
Real estate	(60)	(54)
Other	(154)	(126)
Gross deferred tax liabilities	(2,481)	(1,600)
Net deferred tax assets	4,505	5,128
of which deferred tax assets	4,943	5,522
of which net operating losses	1,647	2,213
of which deductible temporary differences	3,296	3,309
of which deferred tax liabilities	(438)	(394)
The decrease in net deferred tax assets from 2017 to 2018 of CHF 623 million was primarily due to the impact of CHF 694 million related to current year earnings and CHF 50 million from the re-measurement of deferred tax balances in Switzerland. These decreases were partially offset by the tax impacts directly recorded in equity and other comprehensive income, mainly related to the pension plan re-measurement and other tax recorded directly in equity of CHF 98 million and foreign exchange translation gains of CHF 23 million, which are included within the currency translation adjustments recorded in AOCI.
The most significant net deferred tax assets arise in the US and Switzerland and these decreased from CHF 4,809 million, net of a valuation allowance of CHF 541 million as of the end of 2017, to CHF 4,175 million, net of a valuation allowance of CHF 584 million as of the end of 2018.
Due to uncertainty concerning its ability to generate the necessary amount and mix of taxable income in future periods, the Group recorded a valuation allowance against deferred tax assets in the amount of CHF 4.0 billion as of December 31, 2018 compared to CHF 4.3 billion as of December 31, 2017.
Amounts and expiration dates of net operating loss carry-forwards
end of 2018	Total
Net operating loss carry-forwards (CHF million)
Due to expire within 1 year	108
Due to expire within 2 to 5 years	6,658
Due to expire within 6 to 10 years	1,404
Due to expire within 11 to 20 years	6,798
Amount due to expire	14,968
Amount not due to expire	18,631
Total net operating loss carry-forwards	33,599
Movements in the valuation allowance
in	2018	2017	2016
Movements in the valuation allowance (CHF million)
Balance at beginning of period	4,279	4,188	3,905
Net changes	(258)	91	283
Balance at end of period	4,021	4,279	4,188
As part of its normal practice, the Group has conducted a detailed evaluation of its expected future results. This evaluation is dependent on management estimates and assumptions in developing the expected future results, which are based on a strategic business planning process influenced by current economic conditions and assumptions of future economic conditions that are subject to change. This evaluation took into account both positive and negative evidence related to expected future taxable income and also considered stress scenarios. This evaluation has indicated the expected future results that are likely to be earned in jurisdictions where the Group has significant gross deferred tax assets, primarily in the US, Switzerland and the UK. The Group then compared those expected future results with the applicable law governing utilization of deferred tax assets. US tax law allowed for a 20-year carry-forward period for existing net operating losses as of the end of 2017 and any new net operating losses will have an unlimited carry-forward period, Swiss tax law allows for a seven-year carry-forward period for net operating losses and UK tax law allows for an unlimited carry-forward period for net operating losses.
Tax benefits associated with share-based compensation
in	2018	2017	2016
Tax benefits associated with share-based compensation (CHF million)
Tax benefits recorded in the consolidated statements of operations [1]	242	314	391
Windfall tax benefits/(shortfall tax charges) recorded in additional paid-in capital [2]	–	–	(110)
1 Calculated at the statutory tax rate before valuation allowance considerations.
2
As a result of the adoption of ASU 2016-09 windfall tax benefits and shortfall tax charges on share-based compensation are recognized in the consolidated statements of operations and no longer in additional paid-in capital.

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

Reconciliation of the beginning and ending amount of gross unrecognized tax benefits
	2018	2017	2016
Movements in gross unrecognized tax benefits (CHF million)
Balance at beginning of period	481	410	369
Increases in unrecognized tax benefits as a result of tax positions taken during a prior period	10	131	52
Decreases in unrecognized tax benefits as a result of tax positions taken during a prior period	(2)	(104)	(43)
Increases in unrecognized tax benefits as a result of tax positions taken during the current period	112	117	17
Decreases in unrecognized tax benefits relating to settlements with tax authorities	0	(73)	(2)
Reductions to unrecognized tax benefits as a result of a lapse of the applicable statute of limitations	(4)	(3)	(7)
Other (including foreign currency translation)	(23)	3	24
Balance at end of period	574	481	410
of which, if recognized, would affect the effective tax rate	574	481	410
Interest and penalties
in	2018	2017	2016
Interest and penalties (CHF million)
Interest and penalties recognized in the consolidated statements of operations	(28)	29	2
Interest and penalties recognized in the consolidated balance sheets	87	115	86
Interest and penalties are reported as tax expense. The Group is currently subject to ongoing tax audits, inquiries and litigation with the tax authorities in a number of jurisdictions, including Brazil, the Netherlands, the US, the UK and Switzerland. Although the timing of completion is uncertain, it is reasonably possible that some of these will be resolved within 12 months of the reporting date. It is reasonably possible that there will be a decrease of between zero and CHF 26 million in unrecognized tax benefits within 12 months of the reporting date.
The Group remains open to examination from federal, state, provincial or similar local jurisdictions from the following years onward in these major countries: Brazil – 2014; the UK – 2012; Switzerland – 2011; the US – 2010; and the Netherlands – 2006.

29 Employee deferred compensation
Payment of deferred compensation to employees is determined by the nature of the business, role, location and performance of the employee. Unless there is a contractual obligation, granting deferred compensation is solely at the discretion of the Compensation Committee and senior management. Special deferred compensation granted as part of a contractual obligation is typically used to compensate new senior employees for forfeited awards from previous employers upon joining the Group. It is the Group’s policy not to make multi-year guarantees.
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
The following tables show the compensation expense for deferred compensation awards granted in 2018 and prior years that was recognized in the consolidated statements of operations during 2018, 2017 and 2016, the total shares delivered, the estimated unrecognized compensation expense for deferred compensation awards granted in 2018 and prior years outstanding as of December 31, 2018 and the remaining requisite service period over which the estimated unrecognized compensation expense will be recognized. The estimated unrecognized compensation expense was based on the fair value of each award on the grant date and included the current estimated outcome of relevant performance criteria and estimated future forfeitures but no estimate for future mark-to-market adjustments. The recognition of compensation expense for the deferred compensation awards granted in February 2019 began in 2019 and thus had no impact on the 2018 consolidated financial statements.
Deferred compensation awards for 2018
In February 2019, the Group granted share awards, performance share awards and Contingent Capital Awards (CCA) as deferred compensation. Deferred compensation was awarded to employees with total compensation of CHF/USD 250,000 or the local currency equivalent or higher.
Deferred compensation expense
in	2018	2017	2016
Deferred compensation expense (CHF million)
Share awards	526	529	628
Performance share awards	382	348	370
Contingent Capital Awards	154	280	235
Contingent Capital share awards	2	18	30
Capital Opportunity Facility awards	12	14	13
Plus Bond awards [1]	–	–	5
2008 Partner Asset Facility awards [2]	–	7	13
Other cash awards	263	440	335
Total deferred compensation expense	1,339	1,636	1,629

Total shares delivered (million)
Total shares delivered	46.6	42.0	42.1
1
Compensation expense primarily relates to mark-to-market changes of the underlying assets of the Plus Bonds and the amortization of the voluntary Plus Bonds elected in the first quarter of 2013 and expensed over a three-year period.

2 Compensation expense mainly includes the change in the underlying fair value of the indexed assets during the period.
Estimated unrecognized deferred compensation
end of	2018
Estimated unrecognized compensation expense (CHF million)
Share awards	466
Performance share awards	167
Contingent Capital Awards	141
Other cash awards	179
Total	953

Aggregate remaining weighted-average requisite service period (years)
Aggregate remaining weighted-average requisite service period	1.3
Does not include the estimated unrecognized compensation expense relating to grants made in 2019 for 2018.
Share awards
Share awards granted in February 2019 are similar to those granted in February 2018. Each share award granted entitles the holder of the award to receive one Group share, subject to service conditions. Share awards vest over three years with one third of the share awards vesting on each of the three anniversaries of the grant date (ratable vesting), with the exception of awards granted to individuals classified as risk managers or senior managers under the UK PRA Remuneration Code or similar regulations in other jurisdictions. Share awards granted to risk managers vest over five years with one fifth of the award vesting on each of the five anniversaries of the grant date, while share awards granted to senior managers vest over five years commencing on the third anniversary of the grant date, with one fifth of the award vesting on each of the third to seventh anniversaries of the grant date. Share awards are expensed over the service period of the awards. The value of the share awards is solely dependent on the Group share price at the time of delivery.
The Group’s share awards include other awards, such as blocked shares and special awards, which may be granted to new employees. Other share awards entitle the holder to receive one Group share and are generally subject to continued employment with the Group, contain restrictive covenants and cancellation provisions and generally vest between zero and five years.
On February 15, 2019, the Group granted 55.6 million share awards with a total value of CHF 638 million. The number of share awards granted to employees was generally determined by dividing the deferred component of variable compensation being granted as share awards by the average price of a Group share over the ten consecutive trading days ended February 28, 2019. The fair value of each share award was CHF 11.75, the Group share price on the grant date. The majority of share awards granted include the right to receive dividend equivalents on vested shares. The estimated unrecognized compensation expense of CHF 629 million was determined based on the fair value of the awards on the grant date, includes the current estimated future forfeitures and will be recognized over the vesting period, subject to early retirement rules.
Share awards granted for previous years
For compensation year	2018	2017	2016
Shares awarded (million)	55.6	34.1	37.8
Value of shares awarded (CHF million)	638	613	566
Fair value of each share awarded (CHF) [1]	11.75	17.22	15.42
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
On February 15, 2019, the Group granted 3.0 million blocked shares with a total value of CHF 35 million that vested immediately upon grant, have no future service requirements and were attributed to services performed in 2018.
Blocked share awards granted for previous years
For compensation year	2018	2017	2016
Blocked shares awarded (million)	3.0	2.1	2.5
Value of shares awarded (CHF million)	35	38	37
Share award activities
	2018		2017			2016
	Number of share awards in million	Weighted- average grant-date fair value in CHF	Number of share awards in million		Weighted- average grant-date fair value in CHF	Number of share awards in million	Weighted- average grant-date fair value in CHF
Share awards
Balance at beginning of period	84.9	15.73	73.2		18.77	80.3	21.58
Granted	43.8	16.91	54.3	[1]	14.53	39.7	17.47
Settled	(40.7)	16.09	(38.2)		19.74	(37.7)	22.64
Forfeited	(4.8)	16.24	(4.4)		16.47	(9.1)	21.87
Balance at end of period	83.2	16.15	84.9		15.73	73.2	18.77
of which vested	8.6	–	8.5		–	8.1	–
of which unvested	74.6	–	76.4		–	65.1	–
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
Performance share awards granted from 2016 and onward are subject to a negative adjustment in the event of a divisional loss by the division in which the employees worked as of December 31, 2018, or a negative ROE of the Group, whichever results in a larger adjustment. For employees in corporate functions and the Strategic Resolution Unit, the negative adjustment only applies in the event of a negative ROE of the Group and is not linked to the performance of the divisions. The basis for the ROE calculation may vary from year to year, depending on the Compensation Committee’s determination for the year in which the performance shares are granted.
On February 15, 2019, the Group granted 46.1 million performance share awards with a total value of CHF 532 million. The number of performance share awards granted to employees was generally determined by dividing the deferred component of variable compensation being granted as performance share awards by the average price of a Group share over the ten consecutive trading days ended February 28, 2019. The fair value of each performance share award was CHF 11.75, the Group share price on the grant date. The majority of performance share awards granted include the right to receive dividend equivalents on vested shares. The estimated unrecognized compensation expense of CHF 521 million was determined based on the fair value of the awards on the grant date, includes the current estimated outcome of the relevant performance criteria and estimated future forfeitures and will be recognized over the vesting period, subject to early retirement rules. There was no negative adjustment applied to performance share awards granted in 2018 or in previous years.
Performance share awards granted for previous years
For compensation year	2018	2017	2016
Performance shares awarded (million)	46.1	26.5	29.7
Value of performance shares awarded (CHF million)	532	478	451
Fair value of each performance share awarded (CHF) [1]	11.75	17.22	15.42
1 Based on the Group’s share price on the grant date.
Performance share award activities
	2018		2017			2016
	Number of performance share awards in million	Weighted- average grant-date fair value in CHF	Number of performance share awards in million		Weighted- average grant-date fair value in CHF	Number of performance share awards in million	Weighted- average grant-date fair value in CHF
Performance share awards
Balance at beginning of period	54.2	15.88	48.4		19.11	55.9	21.01
Granted	26.5	16.98	31.8	[1]	14.41	21.4	18.62
Settled	(26.3)	16.07	(23.9)		20.41	(26.5)	22.67
Forfeited	(2.7)	16.26	(2.1)		16.38	(2.4)	19.64
Balance at end of period	51.7	16.33	54.2		15.88	48.4	19.11
of which vested	5.4	–	6.7		–	6.8	–
of which unvested	46.3	–	47.5		–	41.6	–
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

Contingent Capital Awards
CCA were granted in February 2019, 2018 and 2017 to managing directors and directors as part of the 2018, 2017 and 2016 deferred variable compensation and have rights and risks similar to those of certain contingent capital instruments issued by the Group in the market. CCA are scheduled to vest on the third anniversary of the grant date, other than those granted to individuals classified as risk managers or senior managers under the UK PRA Remuneration Code or similar regulations in other jurisdictions, where CCA vest on the fifth and seventh anniversaries of the grant date, respectively, and will be expensed over the vesting period. CCA generally provide a conditional right to receive semi-annual cash payments of interest equivalents until settled, with rates being dependent upon the vesting period and currency of denomination:
■ CCA granted in 2019, 2018 and 2017 that are denominated in US dollars and vest three years from the date of grant receive interest equivalents at a rate of 4.46%, 3.05% and 4.27%, respectively, per annum over the six-month US dollar London Interbank Offered Rate (LIBOR);
■ CCA granted in 2019, 2018 and 2017 that are denominated in Swiss francs and vest three years from the date of grant receive interest equivalents at a rate of 3.73%, 2.24% and 3.17%, respectively, per annum over the six-month Swiss franc LIBOR;
■ CCA granted in 2017 that are denominated in US dollars and vest five or seven years from the date of grant receive interest equivalents at a rate of 4.27% per annum over the six-month US-dollar LIBOR; and
■ CCA granted in 2017 that are denominated in Swiss francs and vest five or seven years from the date of grant receive interest equivalents at a rate of 3.03% and 2.93%, respectively, per annum over the six-month Swiss franc LIBOR.
The rates were set in line with market conditions at the time of grant and existing high-trigger and low-trigger contingent capital instruments that the Group has issued. For CCA granted in February 2019, employees who received compensation in Swiss francs received CCA denominated in Swiss francs and all other employees received CCA denominated in US dollars.
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
CCA have loss-absorbing features such that prior to settlement, the principal amount of the CCA would be written down to zero and forfeited if any of the following trigger events were to occur:
■ the Group’s reported common equity tier 1 (CET1) ratio falls below 7%; or
■ FINMA determines that cancellation of the CCA and other similar contingent capital instruments is necessary, or that the Group requires public sector capital support, in either case to prevent it from becoming insolvent or otherwise failing.
On February 15, 2019, the Group awarded CHF 299 million of CCA that will be expensed over the vesting period. The estimated unrecognized compensation expense of CHF 273 million was determined based on the fair value of the awards on the grant date and includes the current estimated outcome of the relevant performance criteria, the estimated future forfeitures and the expected semi-annual cash payments of interest equivalents and will be recognized over the vesting period.
Contingent Capital Awards granted for previous years
For compensation year	2018	2017	2016
CCA awarded (CHF million)	299	241	229
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
Contingent Capital share award activities
	2018	2017		2016
Contingent Capital share awards (million)
Balance at beginning of period	8.4	13.5		–
Granted	0.0	0.3	[1]	16.4
Settled	(4.9)	(5.0)		(2.6)
Forfeited	(0.1)	(0.4)		(0.3)
Balance at end of period	3.4	8.4		13.5
of which vested	0.7	1.3		1.0
of which unvested	2.7	7.1		12.5
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

Capital Opportunity Facility awards
As part of the 2011 annual compensation process, the Group awarded a portion of deferred variable compensation for senior employees in the form of 2011 Partner Asset Facility (PAF2) units. PAF2 units were essentially fixed income structured notes that are exposed to a portion of the credit risk that arises in the Group’s derivative activities, including both current and possible future swaps and other derivative transactions.
PAF2 awards were linked to a portfolio of the Group’s credit exposures, providing risk offset and capital relief. Due to regulatory changes, this capital relief would no longer be available. As a result, the Group restructured the awards, requiring PAF2 holders to reallocate the exposure of their awards from the pool of counterparty credit risks in the original PAF2 structure to one of the following options, or a combination thereof:
■ i) Capital Opportunity Facility (COF): participants elected for their award to be referenced to a COF. The COF is a seven-year facility that is linked to the performance of a portfolio of risk-transfer and capital mitigation transactions to be entered into with the Group chosen by a COF management team. The value of the COF awards will be reduced if there are losses from the COF portfolio, up to the full amount of the award. Participants who elect the COF will receive semi-annual US dollar cash distributions of 6.5% per annum until settlement in cash in 2021, and such semi-annual distributions will reduce the cash settlement amount payable in 2021; and
■ ii) CCA: participants elected to receive CCA, with similar terms to the instruments granted as part of the 2013 compensation awards.
2008 Partner Asset Facility awards
As part of the 2008 annual compensation process, the Group granted employees in the former Investment Banking division with the corporate title of managing director or director the majority of the deferred compensation in the form of 2008 Partner Asset Facility (PAF) awards, denominated in US dollars. The PAF awards were indexed to, and represented a first-loss interest in, a specified pool of illiquid assets (Asset Pool) that originated in the former Investment Banking division.
In the final year of the contractual term, the PAF holders received a final settlement in cash equal to the notional value, less all previous cash payments made to the PAF holder, plus any related gains or less any related losses on the liquidation of the Asset Pool. During 2017, the final settlement of the outstanding PAF awards of CHF 789 million was made.
Other cash awards
Other cash awards include certain special awards as well as voluntary deferred compensation plans and employee investment plans. For certain special awards, compensation expense was primarily driven by their vesting schedule; for other cash awards, compensation expense was driven by mark to market and performance adjustments, as the majority of the awards are fully vested.
During 2018, the Group granted deferred fixed cash compensation of CHF 98 million to certain employees in the Americas. This compensation will be expensed in the Global Markets, Investment Banking & Capital Markets and International Wealth Management divisions over a three-year vesting period from the grant date. Amortization of this compensation totaled CHF 52 million in 2018.
During 2017, the Group granted deferred cash retention awards of CHF 65 million relating to the reorganization of the Asia Pacific business. These awards will be expensed over a two-year vesting period from the grant date. Amortization of these awards totaled CHF 28 million in 2017 and was recognized in the Corporate Center. The Group granted deferred fixed cash awards of CHF 90 million to certain employees in the US. These awards will be expensed in the Global Markets, Investment Banking & Capital Markets and International Wealth Management divisions over a three-year vesting period from the grant date. Amortization of these awards totaled CHF 48 million in 2017.
In 2016, the Group granted deferred share and cash retention awards of CHF 249 million relating to the reorganization of the Global Markets and Investment Banking & Capital Markets businesses. These awards will be expensed over a vesting period of up to seven years from the grant date. Amortization of these awards in 2016 of CHF 118 million was recognized in the Corporate Center.
Delivered shares
In 2018 and 2017, the Group fully covered its share delivery obligations through market purchases. In 2016, the Group’s share delivery obligations were covered mainly through the issuance of shares from conditional capital, with a portion covered by shares purchased in the market.

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
Banking relationships
The Group is a global financial services provider. Many of the members of the Executive Board and the Board of Directors, their close family members or companies associated with them maintain banking relationships with the Group. The Group or any of its banking subsidiaries may from time to time enter into financing and other banking agreements with companies in which current members of the Executive Board or the Board of Directors have a significant influence as defined by the SEC, such as holding executive and/or board level roles in these companies. With the exception of the transactions described below, relationships with members of the Executive Board or the Board of Directors and such companies are in the ordinary course of business and are entered into on an arm’s length basis. Also, unless otherwise noted, all loans to members of the Executive Board, members of the Board of Directors, their close family members or companies associated with them were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and did not involve more than the normal risk of collectability or present other unfavorable features. As of December 31, 2018, 2017 and 2016, there were no loan exposures to such related parties that were not made in the ordinary course of business and at prevailing market conditions.
Related party loans
Executive Board and Board of Directors loans
The majority of loans outstanding to members of the Executive Board and the Board of Directors are mortgages or loans against securities.
All mortgage loans to members of the Executive Board are granted either with variable or fixed interest rates over a certain period. Typically, mortgages are granted for periods of up to ten years. Interest rates applied are based on refinancing costs plus a margin, and interest rates and other terms are consistent with those applicable to other employees. Loans against securities are granted at interest rates and on terms applicable to such loans granted to other employees. The same credit approval and risk assessment procedures apply to members of the Executive Board as for other employees. Unless otherwise noted, all loans to members of the Executive Board were made in the ordinary course of business and substantially on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and in consideration of the terms which apply to all Group employees. These loans did not involve more than the normal risk of collectability or present other unfavorable features. The highest loan outstanding to an Executive Board member was CHF 6 million to Helman Sitohang as of December 31, 2018.
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
Executive Board and Board of Directors loans
in	2018		2017	2016
Executive Board loans (CHF million)
Balance at beginning of period	26	[1]	25	26
Additions	8		3	6
Reductions	(1)		(2)	(7)
Balance at end of period	33	[1]	26	25
Board of Directors loans (CHF million)
Balance at beginning of period	11	[2]	10	8
Additions	0		1	3
Reductions	(1)		0	(1)
Balance at end of period	10	[2]	11	10
1 The number of individuals with outstanding loans at the beginning and the end of the year was eight.
2 The number of individuals with outstanding loans at the beginning and the end of the year was four.
Equity method investees loans
The Group or its subsidiaries grant loans to equity method investees in the normal course of business.
> Refer to “Note 40 – Significant subsidiaries and equity method investments” for a list of equity method investments.

Loans made by the Group or any subsidiaries to equity method investees
in	2018	2017	2016
Loans to equity method investees (CHF million)
Balance at beginning of period	173	173	135
Net borrowings/(repayments)	158	0	38
Balance at end of period	331	173	173
Other related party transactions
Tier 1 capital instruments
Beginning in February 2011, the Group entered into agreements with entities affiliated with Qatar Investment Authority (QIA) and The Olayan Group, each of which has significant holdings of Group shares and other Group financial products, to purchase tier 1 high-trigger capital instruments. The agreements were subsequently amended in 2012 and 2013.
In October 2018, the Group redeemed the following tier 1 high-trigger capital instruments:
■ USD 1.725 billion 9.5%, held by an affiliate of The Olayan Group;
■ USD 1.72 billion 9.5%, held by an affiliate of QIA; and
■ CHF 2.5 billion 9.0%, held by an affiliate of QIA.
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
Other
In December 2018, a subsidiary of the Group executed a transaction with an affiliate to sell a minority interest in a trading platform for a gain of approximately USD 80 million.
Liabilities due to own pension plans
Liabilities due to the Group’s own defined benefit pension plans as of December 31, 2018 and 2017 of CHF 735 million and CHF 336 million, respectively, were reflected in various liability accounts in the Group’s consolidated balance sheets.

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
The Group contributes to various defined contribution pension plans primarily in the US and the UK as well as other countries throughout the world. During 2018, 2017 and 2016, the Group contributed to these plans and recognized as expense CHF 153 million, CHF 165 million and CHF 161 million, respectively.
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
Swiss pension plan
The Group’s most significant defined benefit pension plan, the Credit Suisse Swiss Pension Plan (Swiss pension plan), is located and covers its employees in Switzerland and is set up as a trust domiciled in Zurich. The Swiss pension plan provides benefits in the event of retirement, death and disability and meets or exceeds the minimum benefits required under the Swiss Federal Law on Occupational Retirement, Survivors’ and Disability Pension Plans (BVG). Benefits in the Swiss pension plan are determined on the basis of the accumulated employer and employee contributions and accumulated interest credited. Although the Swiss pension plan is largely defined contribution in nature, it is treated as a defined benefit plan under US GAAP, mainly due to a guaranteed minimum return on contributions and guaranteed payment of lifetime pensions. As of December 31, 2018 and 2017, the Swiss pension plan comprised 69% and 73%, respectively, of all the Group’s employees participating in defined benefit plans, 82% and 81%, respectively, of the fair value of plan assets, and 83% and 82%, respectively, of the pension benefit obligation of the Group’s defined benefit plans.
Employee contributions in the savings section depend on their age and are determined as a percentage of the pensionable salary. The employees can select between three different levels of contributions which vary between 5% and 14% depending on their age. The Group’s contribution varies between 7.5% and 25% of the pensionable salary depending on the employee’s age.
The Swiss Federal council sets the minimum statutory interest rate on savings balances on an annual basis that applies to the BVG minimum pensionable salary (1.0% as of January 1, 2019 and 2018). The statutory interest rate on savings balances does not apply to extra mandatory benefits. The Board of Trustees of the Swiss pension fund sets the interest rate to be applied on the accumulated savings balance on an annual basis.
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

Components of net periodic benefit costs
	Defined benefit pension plans						Other post-retirement defined benefit plans
	Switzerland			International			International
in	2018	2017	2016	2018	2017	2016	2018	2017	2016
Net periodic benefit costs (CHF million)
Service costs on benefit obligation	242	243	288	16	22	20	0	0	0
Interest costs on benefit obligation	63	57	141	86	91	124	5	6	8
Expected return on plan assets	(483)	(473)	(536)	(114)	(133)	(175)	0	0	0
Amortization of recognized prior service cost/(credit)	(126)	(131)	(116)	0	0	0	0	0	0
Amortization of recognized actuarial losses/(gains)	306	340	366	47	60	41	8	7	10
Settlement losses/(gains)	35	37	24	0	0	72	0	0	0
Curtailment losses/(gains)	(12)	(23)	(18)	(1)	(10)	0	0	0	0
Special termination benefits	38	19	22	0	0	0	0	0	0
Net periodic benefit costs/(credits)	63	69	171	34	30	82	13	13	18
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
Service costs on benefit obligation reflected in compensation and benefits – other for 2018, 2017 and 2016 were CHF 258 million, CHF 265 million and CHF 308 million, respectively.
Since the second quarter of 2011, as part of its strategic plan, the Group has launched a number of cost efficiency measures, including headcount reduction. This resulted in curtailment gains of CHF 12 million, CHF 23 million and CHF 18 million in 2018, 2017 and 2016, respectively, reflecting the immediate recognition of a credit relating to the years of service no longer expected to be rendered. Additional costs of CHF 35 million, CHF 37 million and CHF 24 million in 2018, 2017 and 2016, respectively, related to the settlement of the pension obligation for employees in Switzerland whose employment has effectively been terminated or who have left the Group due to a sale of their business. Special termination benefit costs of CHF 38 million, CHF 19 million and CHF 22 million have been recognized in 2018, 2017 and 2016, respectively, relating to early retirements in Switzerland in the context of the cost efficiency measures.
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
US GAAP requires an employer to recognize the funded status of the defined benefit pension and other post-retirement defined benefit plans on the balance sheet. The funded status of these plans is determined as the difference between the fair value of plan assets and the PBO. The funded status may vary from year to year due to changes in the fair value of plan assets and variations of the PBO following changes in the underlying assumptions and census data used to determine the PBO. In 2018 and 2017, the curtailments, settlements and special termination benefits in Switzerland, which impacted the PBO, related to the headcount reduction in the context of the cost efficiency measures.
Effective January 1, 2017, the Board of Trustees of the Swiss pension plan changed a number of retirement benefits, reflecting the plan’s ability to finance benefits on an ongoing long-term basis. These changes reflected the prospective higher costs of providing retirement benefits due to lower expected asset returns, lower interest rates and increased life expectancy. These considerations have resulted in incremental reductions of conversion rates, the introduction of the reference age 65 for all insured persons, changes to the bridging pension related to the Swiss Old-Age and Survivors Insurance, enhanced lump-sum withdrawal options on retirement and the reduction of the maximum retirement pension. Furthermore, the Board of Trustees of the Swiss pension plan also agreed to improve death and disability benefits and to introduce a cohabiting partner’s pension.

Obligations and funded status of the plans
	Defined benefit pension plans				Other post-retirement defined benefit plans
	Switzerland		International		International
in / end of	2018	2017	2018	2017	2018	2017
PBO (CHF million) [1]
Beginning of the measurement period	15,885	15,885	3,390	3,337	173	184
Plan participant contributions	204	205	0	0	0	0
Service cost	242	243	16	22	0	0
Interest cost	63	57	86	91	5	6
Plan amendments	20	0	10	0	0	0
Settlements	(125)	(144)	(1)	0	0	0
Curtailments	(8)	(22)	(1)	(11)	0	0
Special termination benefits	38	19	1	1	0	0
Actuarial losses/(gains)	(58)	471	(229)	171	(9)	2
Benefit payments	(829)	(829)	(233)	(287)	(11)	(11)
Exchange rate losses/(gains)	0	0	(88)	66	2	(8)
End of the measurement period	15,432	15,885	2,951	3,390	160	173
Fair value of plan assets (CHF million)
Beginning of the measurement period	16,996	15,951	4,088	4,000	0	0
Actual return on plan assets	(454)	1,398	(141)	256	0	0
Employer contributions	433	415	19	22	11	11
Plan participant contributions	204	205	0	0	0	0
Settlements	(125)	(144)	(1)	0	0	0
Benefit payments	(829)	(829)	(233)	(287)	(11)	(11)
Exchange rate gains/(losses)	0	0	(128)	97	0	0
End of the measurement period	16,225	16,996	3,604	4,088	0	0
Funded status recognized (CHF million)
Funded status of the plan – overfunded/(underfunded)	793	1,111	653	698	(160)	(173)
Funded status recognized in the consolidated balance sheet as of December 31	793	1,111	653	698	(160)	(173)
Total amount recognized (CHF million)
Noncurrent assets	793	1,111	1,001	1,058	0	0
Current liabilities	0	0	(10)	(11)	(11)	(11)
Noncurrent liabilities	0	0	(338)	(349)	(149)	(162)
Net amount recognized in the consolidated balance sheet as of December 31	793	1,111	653	698	(160)	(173)
ABO (CHF million) [2]
End of the measurement period	14,534	14,841	2,921	3,351	160	173
1 Including estimated future salary increases.
2 Excluding estimated future salary increases.
The net amount recognized in the consolidated balance sheets as of December 31, 2018 and 2017 for the defined benefit pension plans was an overfunding of CHF 1,446 million and CHF 1,809 million, respectively.
In 2019, the Group expects to contribute CHF 384 million to the Swiss and international defined benefit pension plans and CHF 11 million to other post-retirement defined benefit plans.
PBO or ABO in excess of plan assets
The following table shows the aggregate PBO and ABO, as well as the aggregate fair value of plan assets for those plans with PBO in excess of plan assets and those plans with ABO in excess of plan assets as of December 31, 2018 and 2017, respectively.

Defined benefit pension plans in which PBO or ABO exceeded plan assets
	PBO exceeds fair value of plan assets				[1]	ABO exceeds fair value of plan assets				[1]
	Switzerland		International			Switzerland		International
December 31	2018	2017	2018	2017		2018	2017	2018	2017
PBO/ABO exceeded plan assets (CHF million)
PBO	0	0	1,336	1,464		0	0	1,325	1,447
ABO	0	0	1,312	1,433		0	0	1,304	1,420
Fair value of plan assets	0	0	989	1,104		0	0	978	1,088
1 Includes only those defined benefit pension plans where the PBO/ABO exceeded the fair value of plan assets.
Amount recognized in AOCI and OCI
The following table shows the actuarial gains/(losses) and prior service credit/(cost) which were recorded in AOCI and subsequently recognized as components of net periodic benefit costs.
Amounts recognized in AOCI, net of tax
	Defined benefit pension plans		Other post-retirement defined benefit plans		Total
end of	2018	2017	2018	2017	2018	2017
Amounts recognized in AOCI (CHF million)
Actuarial gains/(losses)	(3,951)	(3,547)	(23)	(36)	(3,974)	(3,583)
Prior service credit/(cost)	384	519	3	3	387	522
Total	(3,567)	(3,028)	(20)	(33)	(3,587)	(3,061)
The following tables show the changes in OCI due to actuarial gains/(losses) and prior service credit/(cost) recognized in AOCI during 2018 and 2017 and the amortization of the aforementioned items as components of net periodic benefit costs for these periods as well as the amounts expected to be amortized in 2019.
Amounts recognized in OCI
	Defined benefit pension plans			Other post-retirement defined benefit plans
in	Gross	Tax	Net	Gross	Tax	Net	Total net
2018 (CHF million)
Actuarial gains/(losses)	(905)	182	(723)	9	(2)	7	(716)
Prior service credit/(cost)	(30)	4	(26)	0	0	0	(26)
Amortization of actuarial losses/(gains)	353	(68)	285	8	(2)	6	291
Amortization of prior service cost/(credit)	(126)	27	(99)	0	0	0	(99)
Immediate recognition due to curtailment/settlement	30	(6)	24	0	0	0	24
Total	(678)	139	(539)	17	(4)	13	(526)
2017 (CHF million)
Actuarial gains/(losses)	406	(82)	324	(2)	1	(1)	323
Amortization of actuarial losses/(gains)	400	(76)	324	7	(3)	4	328
Amortization of prior service cost/(credit)	(131)	26	(105)	0	0	0	(105)
Immediate recognition due to curtailment/settlement	36	(8)	28	0	0	0	28
Total	711	(140)	571	5	(2)	3	574

Amounts in AOCI, net of tax, expected to be amortized
	Defined benefit pension plans	Other post-retirement defined benefit plans
Amortization in 2019 (CHF million)
Actuarial losses/(gains)	238	2
Prior service cost/(credit)	(122)	0
Total	116	2
Assumptions
The measurement of both the net periodic benefit costs and the benefit obligation is determined using explicit assumptions, each of which individually represents the best estimate of a particular future event.
Weighted-average assumptions used to determine net periodic benefit costs and benefit obligation
	Defined benefit pension plans						Other post-retirement defined benefit plans
	Switzerland			International			International
December 31	2018	2017	2016	2018	2017	2016	2018	2017	2016
Net periodic benefit cost (%)
Discount rate - service costs	1.02	1.01	0.90	2.96	2.92	4.05	3.86	4.03	4.50
Discount rate - interest costs	0.41	0.37	0.90	2.77	2.79	4.05	3.28	3.48	4.50
Salary increases	0.50	0.50	0.80	2.97	3.55	3.56	–	–	–
Interest rate on savings balances	0.86	0.85	1.25	–	–	–	–	–	–
Expected long-term rate of return on plan assets	3.00	3.00	3.50	3.22	3.88	5.07	–	–	–
Benefit obligation (%)
Discount rate	1.03	0.86	0.85	3.30	2.83	3.10	4.37	3.70	4.21
Salary increases	0.75	0.50	0.50	2.90	2.97	3.55	–	–	–
Interest rate on savings balances	1.03	0.86	0.85	–	–	–	–	–	–
Net periodic benefit cost and benefit obligation assumptions
The assumptions used to determine the benefit obligation as of the measurement date are also used to calculate the net periodic benefit costs for the 12-month period following this date.
The discount rates are determined based on yield curves, constructed from high-quality corporate bonds currently available and observable in the market and are expected to be available during the period to maturity of the pension benefits. In countries where there is no deep market in high-quality corporate bonds with longer durations, the best available market information, including governmental bond yields and risk premiums, is used to construct the yield curve. Credit Suisse adopted the spot rate approach for the valuation as of December 31, 2016, whereby individual spot rates on the yield curve are applied to each year’s cash flow in measuring the plan’s benefit obligation as well as future service costs and interest costs.
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
Mortality tables and life expectancies for major plans
			Life expectancy at age 65 for a male member currently				Life expectancy at age 65 for a female member currently
			aged 65		aged 45		aged 65		aged 45
December 31			2018	2017	2018	2017	2018	2017	2018	2017
Life expectancy (years)
Switzerland	BVG 2015 tables	[1]	21.6	21.6	23.2	23.1	23.6	23.5	25.1	25.1
UK	SAPS S2 light tables	[2]	23.7	23.8	25.3	25.4	24.8	24.8	26.5	26.6
US	RP-2014 mortality tables	[3]	21.5	21.5	22.7	22.7	23.4	23.3	24.5	24.4
1 The BVG 2015 tables were used, which included final CMI projections, with a long-term rate of improvement of 1.25% per annum.
2 95% of Self-Administered Pension Scheme (SAPS) S2 light tables were used, which included final CMI projections, with a long-term rate of improvement of 1.5% per annum.
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
Review of assumptions
As part of its reviews in 2016, 2017 and 2018, Credit Suisse concluded that additional refinements to the assumptions for the Swiss pension plan were required in order to reflect the best estimate. As a result, Credit Suisse enhanced its methodology for determining the actuarial assumptions for the Swiss pension plan as follows:
■ For estimating the discount rates used for discounting expected future cash flows when valuing the PBO, Credit Suisse introduced a more standardized approach for setting this assumption and improved the construction of the yield curve where the market for high-quality Swiss corporate bonds with long-term maturities was not sufficiently deep. The individual spot rates on the yield curve were applied for discounting each respective year’s cash flow in measuring the Swiss pension plan’s benefit obligation as of December 31, 2016.
■ In Switzerland, the mortality tables used for the occupational pension fund are the BVG series, which are currently reviewed every five years. Credit Suisse incorporates future improvements in life expectancy on a continuous basis by applying future expected improvements to the periodic BVG 2015 tables using the Continuous Mortality Investigation (CMI) model with a long-term improvement rate of 1.25%. As part of its review during 2017, Credit Suisse adopted the final version of the CMI model as published in early 2017 for the valuation of the Swiss pension plan. This resulted in an increase in the PBO of CHF 140 million in 2017.
■ In setting the assumption for the future interest rate on savings balances and future conversion rates, management took into consideration the expected level of future interest rates based on the yield curve used for the discount rate in addition to the legal minimum requirements, current rates approved by the Board of Trustees of the Swiss pension fund and historical trends.
■ For discounting expected future cash flows, Credit Suisse adopted the “spot rate approach” for the valuation as of December 31, 2016, whereby individual spot rates on the yield curve are applied to each year’s cash flow in measuring the plan’s benefit obligation as well as future service costs and interest costs. Under the previous methodology, a single weighted-average discount rate derived from the yield curve was applied to each cash flow. Incorporating the “spot rate approach” reduced the 2017 net periodic benefit costs by CHF 87 million as compared to the prior methodology.

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
Health care cost trend rates and sensitivity
in / end of	2018	2017	2016
Health care cost trend rate (%)
Annual weighted-average health care cost trend rate [1]	8.7	8.3	8.3
Increase/(decrease) in post-retirement expenses (CHF million)
One percentage point increase in health care cost trend rates	0.1	0.1	0.2
One percentage point decrease in health care cost trend rates	(0.1)	(0.1)	(0.2)
Increase/(decrease) in post-retirement benefit obligation (CHF million)
One percentage point increase in health care cost trend rates	3	3	4
One percentage point decrease in health care cost trend rates	(3)	(3)	(4)
1 The annual health care cost trend rate is assumed to decrease gradually to achieve the long-term health care cost trend rate of 5% by 2026.
The annual health care cost trend rate used to determine the net periodic benefit costs for 2019 is 8.7%.
Plan assets and investment strategy
Plan assets, which are assets that have been segregated and restricted to provide for plan benefits, are measured at their fair value as of the measurement date.
The Group’s defined benefit pension plans employ a total return investment approach, whereby a diversified mix of debt and equity securities and alternative investments, specifically hedge funds and private equity, are used to maximize the long-term return of plan assets while incurring a prudent level of risk. The intent of this strategy is to meet or outperform plan liabilities over the long term. Risk tolerance is established through careful consideration of plan liabilities, plan funded status and corporate financial condition. Furthermore, equity securities are diversified across different geographic regions as well as across growth, value and small and large capitalization stocks. Real estate and alternative investments, such as private equity and hedge funds, are used to enhance long-term returns while improving portfolio diversification. Derivatives may be used to hedge or increase market exposure, but are not used to leverage the portfolio beyond the market value of the underlying investments. Investment risk is measured and monitored on an ongoing basis through periodic asset/liability studies and quarterly investment portfolio reviews. To limit investment risk, the Group pension plans follow defined strategic asset allocation guidelines. At times of major market uncertainties and stress, these guidelines may be further restricted.
As of December 31, 2018 and 2017, the total fair value of Group equity securities and options was CHF 76 million and CHF 118 million, respectively.
Fair value hierarchy of plan assets
> Refer to “Fair value measurement” in Note 35 – Financial instruments for discussion of the fair value hierarchy.
Fair value of plan assets
The following tables present the plan assets measured at fair value on a recurring basis as of December 31, 2018 and 2017 for the Group’s defined benefit pension plans.

Plan assets measured at fair value on a recurring basis
end of	2018						2017
	Level 1	Level 2		Level 3	Assets measured at net asset value per share	Total	Level 1	Level 2		Level 3	Assets measured at net asset value per share	Total
Plan assets at fair value (CHF million)
Cash and cash equivalents	763	0		0	0	763	384	0		0	0	384
Debt securities	3,742	150		34	751	4,677	3,144	325		37	742	4,248
of which corporates	3,742	150		34	751	4,677	3,144	325		37	742	4,248
Equity securities	5,113	0		0	0	5,113	6,780	10		0	0	6,790
Real estate	875	0		1,345	0	2,220	727	0		1,257	0	1,984
of which direct	0	0		1,297	0	1,297	0	0		1,244	0	1,244
of which indirect	875	0		48	0	923	727	0		13	0	740
Alternative investments	704	24		0	2,724	3,452	513	14		0	3,063	3,590
of which private equity	0	0		0	1,503	1,503	0	0		0	1,313	1,313
of which hedge funds	356	0		0	762	1,118	153	0		0	1,292	1,445
of which other	348	24		0	459	831	360	14		0	458	832
Switzerland	11,197	174		1,379	3,475	16,225	11,548	349		1,294	3,805	16,996
Cash and cash equivalents	86	123		0	0	209	70	133		0	0	203
Debt securities	1,889	846		0	328	3,063	1,991	1,080		0	370	3,441
of which governments	1,574	5		0	0	1,579	1,622	9		0	0	1,631
of which corporates	315	841		0	328	1,484	369	1,071		0	370	1,810
Equity securities	52	12		0	74	138	55	14		0	147	216
Real estate – indirect	0	0		0	29	29	0	0		0	27	27
Alternative investments	0	19		0	61	80	0	33		0	76	109
of which hedge funds	0	0		0	61	61	0	0		0	76	76
of which other	0	19	[1]	0	0	19	0	33	[1]	0	0	33
Other investments	0	85		0	0	85	0	92		0	0	92
International	2,027	1,085		0	492	3,604	2,116	1,352		0	620	4,088
Total plan assets at fair value	13,224	1,259		1,379	3,967	19,829	13,664	1,701		1,294	4,425	21,084
The Swiss pension fund uses exchange-traded futures to manage the economic exposure of the portfolio. Under US GAAP, these futures are not carried at fair value as they are settled on a daily basis and are considered brokerage receivables and payables. Consequently, they are excluded from this table. These futures increased/(decreased) the economic exposure to cash and cash equivalents by CHF (86) million and CHF 1,405 million in 2018 and 2017, respectively, decreased the economic exposure to debt securities – corporate bonds by CHF 76 million in 2017 and (increased)/decreased the economic exposure to equity securities by CHF (86) million and CHF 1,329 million in 2018 and 2017, respectively.

1 Primarily related to derivative instruments.

Plan assets measured at fair value on a recurring basis for level 3
				Actual return on plan assets
	Balance at beginning of period	Transfers in	Transfers out	On assets still held at reporting date	On assets sold during the period	Purchases, sales, settlements	Foreign currency translation impact	Balance at end of period
2018 (CHF million)
Debt securities – corporates	37	0	0	0	0	(3)	0	34
Real estate	1,257	0	0	53	0	35	0	1,345
of which direct	1,244	0	0	53	0	0	0	1,297
of which indirect	13	0	0	0	0	35	0	48
Total plan assets at fair value	1,294	0	0	53	0	32	0	1,379
of which Switzerland	1,294	0	0	53	0	32	0	1,379
2017 (CHF million)
Debt securities – corporates	7	35	0	1	0	(6)	0	37
Real estate	1,204	13	0	42	1	(3)	0	1,257
of which direct	1,204	0	0	42	1	(3)	0	1,244
of which indirect	0	13	0	0	0	0	0	13
Total plan assets at fair value	1,211	48	0	43	1	(9)	0	1,294
of which Switzerland	1,204	48	0	43	1	(2)	0	1,294
of which International	7	0	0	0	0	(7)	0	0
Qualitative disclosures of valuation techniques used to measure fair value
Cash and cash equivalents
Cash and cash equivalents includes money market instruments such as bankers’ acceptances, certificates of deposit, CP, book claims, treasury bills, other rights and commingled funds. Valuations of money market instruments and commingled funds are generally based on observable inputs.
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

Derivatives
Derivatives include both OTC and exchange-traded derivatives. The fair value of OTC derivatives is determined on the basis of inputs that include those characteristics of the derivative that have a bearing on the economics of the instrument. The determination of the fair value of many derivatives involves only a limited degree of subjectivity since the required inputs are generally observable in the marketplace. Other more complex derivatives may use unobservable inputs. Such inputs include long-dated volatility assumptions on OTC option transactions and recovery rate assumptions for credit derivative transactions. The fair value of exchange-traded derivatives is typically derived from the observable exchange prices and/or observable inputs.
Plan asset allocation
The following table shows the plan asset allocation as of the measurement date calculated based on the fair value at that date including the performance of each asset class.
Plan asset allocation
	Switzerland		International
December 31	2018	2017	2018	2017
Weighted-average (%)
Cash and cash equivalents	4.7	2.3	5.8	5.0
Debt securities	28.8	25.0	85.0	84.0
Equity securities	31.5	39.9	3.8	5.3
Real estate	13.7	11.7	0.8	0.7
Alternative investments	21.3	21.1	2.2	2.7
Insurance	0.0	0.0	2.4	2.3
Total	100.0	100.0	100.0	100.0
The following table shows the target plan asset allocation for 2019 in accordance with the Group’s investment strategy. The target plan asset allocation is used to determine the expected return on plan assets to be considered in the net periodic benefit costs for 2019.
2019 target plan asset allocation
	Switzerland	International
Weighted-average (%)
Cash and cash equivalents	10.0	0.3
Debt securities	32.0	88.9
Equity securities	30.0	5.1
Real estate	10.0	0.6
Alternative investments	18.0	2.7
Insurance	0.0	2.4
Total	100.0	100.0
Estimated future benefit payments
The following table shows the estimated future benefit payments for defined benefit pension and other post-retirement defined benefit plans.
Estimated future benefit payments
	Defined benefit pension plans	Other post-retirement defined benefit plans
Payments (CHF million)
2019	1,199	11
2020	927	12
2021	925	12
2022	903	12
2023	915	12
For five years thereafter	4,686	53

32 Derivatives and hedging activities
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
On the date a derivative contract is entered into, the Group designates it as belonging to one of the following categories:
■ trading activities;
■ a risk management transaction that does not qualify as a hedge under accounting standards (referred to as an economic hedge);
■ a hedge of the fair value of a recognized asset or liability;
■ a hedge of the variability of cash flows to be received or paid relating to a recognized asset or liability or a forecasted transaction; or
■ a hedge of a net investment in a foreign operation.
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
Economic hedges
Economic hedges arise when the Group enters into derivative contracts for its own risk management purposes, but the contracts entered into do not qualify for hedge accounting under US GAAP. These economic hedges include the following types:
■ interest rate derivatives to manage net interest rate risk on certain core banking business assets and liabilities;
■ foreign exchange derivatives to manage foreign exchange risk on certain core banking business revenue and expense items, as well as on core banking business assets and liabilities;
■ credit derivatives to manage credit risk on certain loan portfolios;
■ futures to manage risk on equity positions including convertible bonds; and
■ equity derivatives to manage equity/index risks on certain structured products.
Derivatives used in economic hedges are included as trading assets or trading liabilities in the consolidated balance sheets.
Hedge accounting
Fair value hedges
The Group designates fair value hedges as part of an overall interest rate risk management strategy that incorporates the use of derivative instruments to minimize fluctuations in earnings that are caused by interest rate volatility. In addition to hedging changes in fair value due to interest rate risk associated with fixed rate loans, repurchase agreements and long-term debt instruments, the Group uses:
■ cross-currency swaps to convert foreign-currency-denominated fixed rate assets or liabilities to floating rate functional currency assets or liabilities; and
■ foreign exchange forward contracts to hedge the foreign exchange risk associated with available-for-sale securities.
Cash flow hedges
The Group designates cash flow hedges as part of its strategy to mitigate its risk to variability of cash flows on loans, deposits and other debt obligations by using interest rate swaps to convert variable rate assets or liabilities to fixed rates. The Group also uses cross-currency swaps to convert foreign-currency-denominated fixed and floating rate assets or liabilities to fixed rate assets or liabilities based on the currency profile to which the Group elects to be exposed. This includes, but is not limited to, Swiss francs and US dollars. Further, the Group uses derivatives to hedge its cash flows associated with forecasted transactions. As of the end of 2018, the maximum length of time over which the Group hedged its exposure to the variability in future cash flows for forecasted transactions, excluding those forecasted transactions related to the payment of variable interest on existing financial instruments, was five years.
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
> Refer to “Note 35 – Financial instruments” for further information.
Fair value of derivative instruments
	Trading			Hedging			[1]
end of 2018	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)
Derivative instruments (CHF billion)
Forwards and forward rate agreements	7,477.7	3.6	3.7	0.0	0.0	0.0
Swaps	13,220.5	49.0	45.4	44.6	0.1	0.2
Options bought and sold (OTC)	2,027.6	17.0	17.1	0.0	0.0	0.0
Futures	256.8	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	111.1	0.3	0.3	0.0	0.0	0.0
Interest rate products	23,093.7	69.9	66.5	44.6	0.1	0.2
Forwards	1,124.5	9.5	10.5	12.0	0.1	0.1
Swaps	456.6	14.4	17.4	0.0	0.0	0.0
Options bought and sold (OTC)	313.0	3.9	4.3	0.0	0.0	0.0
Futures	10.7	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	1.3	0.0	0.0	0.0	0.0	0.0
Foreign exchange products	1,906.1	27.8	32.2	12.0	0.1	0.1
Forwards	0.7	0.2	0.1	0.0	0.0	0.0
Swaps	152.6	4.0	5.1	0.0	0.0	0.0
Options bought and sold (OTC)	211.9	7.3	6.5	0.0	0.0	0.0
Futures	39.2	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	356.7	11.9	14.4	0.0	0.0	0.0
Equity/index-related products	761.1	23.4	26.1	0.0	0.0	0.0
Credit derivatives [2]	469.4	5.4	6.6	0.0	0.0	0.0
Forwards	8.2	0.1	0.1	0.0	0.0	0.0
Swaps	13.5	1.5	0.6	0.0	0.0	0.0
Options bought and sold (OTC)	9.5	0.1	0.1	0.0	0.0	0.0
Futures	9.3	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	1.9	0.0	0.0	0.0	0.0	0.0
Other products [3]	42.4	1.7	0.8	0.0	0.0	0.0
Total derivative instruments	26,272.7	128.2	132.2	56.6	0.2	0.3
The notional amount, PRV and NRV (trading and hedging) was CHF 26,329.3 billion, CHF 128.4 billion and CHF 132.5 billion, respectively, as of December 31, 2018.
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
2 Primarily credit default swaps.
3 Primarily precious metals, commodity and energy products.
Fair value hedges
in	2018	2017	2016
Gains/(losses) recognized in income on derivatives (CHF million)
Interest rate products	(415)	(285)	(116)
Total	(415)	(285)	(116)
Gains/(losses) recognized in income on hedged items (CHF million)
Interest rate products	423	290	111
Total	423	290	111
Details of fair value hedges (CHF million)
Net gains/(losses) on the ineffective portion	8	5	(5)
Represents gains/(losses) recognized in trading revenues.

Cash flow hedges
in	2018		2017		2016
Gains/(losses) recognized in AOCI on derivatives (CHF million)
Interest rate products	(76)		(56)		(5)
Foreign exchange products	(95)		(30)		(9)
Total	(171)		(86)		(14)
Gains/(losses) reclassified from AOCI into income (CHF million)
Interest rate products [1]	(85)		(11)		29
Foreign exchange products	(48)	[2,3,4]	(24)	[2,3]	(16)	[2,3,4]
Total	(133)		(35)		13
Details of cash flow hedges (CHF million)
Net gains/(losses) on the ineffective portion [2]	0		(1)		(1)
Represents gains/(losses) on effective portion.
1 Included in interest and dividend income.
2 Included in trading revenues.
3 Included in other revenues.
4 Included in total other operating expenses.
The net loss associated with cash flow hedges expected to be reclassified from AOCI within the next 12 months was CHF 53 million.
Net investment hedges
in	2018	2017	2016
Gains/(losses) recognized in AOCI on derivatives (CHF million)
Foreign exchange products	133	(475)	(536)
Total	133	(475)	(536)
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
Contingent credit risk
	2018				2017
end of	Bilateral counterparties	Special purpose entities	Accelerated terminations	Total	Bilateral counterparties	Special purpose entities	Accelerated terminations	Total
Contingent credit risk (CHF billion)
Current net exposure	3.6	0.1	0.3	4.0	5.4	0.1	1.2	6.7
Collateral posted	3.4	0.1	–	3.5	4.4	0.1	–	4.5
Impact of a one-notch downgrade event	0.2	0.0	0.0	0.2	0.2	0.1	0.1	0.4
Impact of a two-notch downgrade event	0.9	0.0	0.1	1.0	0.9	0.2	0.5	1.6
Impact of a three-notch downgrade event	1.0	0.1	0.2	1.3	1.0	0.4	0.7	2.1
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
The credit derivatives most commonly transacted by the Group are CDS and credit swaptions. CDSs are contractual agreements in which the buyer of the swap pays an upfront and/or a periodic fee in return for a contingent payment by the seller of the swap following a credit event of the referenced entity or asset. Credit swaptions are options with a specified maturity to buy or sell protection under a CDS on a specific referenced credit event.
In addition, to reduce its credit risk, the Group enters into legally enforceable netting agreements with its derivative counterparties. Collateral on these derivative contracts is usually posted on a net counterparty basis and cannot be allocated to a particular derivative contract.
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
Total return swaps (TRS) of CHF 9.7 billion and CHF 6.7 billion as of December 31, 2018 and 2017, respectively, were also excluded because a TRS does not expose the seller to potential loss from credit risk-related events specified in the contract. A TRS only provides protection against a loss in asset value and not against additional amounts as a result of specific credit events.

Credit protection sold/purchased
	2018							2017
end of	Credit protection sold	Credit protection purchased	[1]	Net credit protection (sold)/ purchased	Other protection purchased		Fair value of credit protection sold	Credit protection sold	Credit protection purchased	[1]	Net credit protection (sold)/ purchased	Other protection purchased		Fair value of credit protection sold
Single-name instruments (CHF billion)
Investment grade [2]	(46.0)	43.1		(2.9)	11.8		0.2	(57.6)	53.8		(3.8)	15.3		0.9
Non-investment grade	(26.2)	24.3		(1.9)	17.7		(0.2)	(28.2)	25.5		(2.7)	14.3		0.5
Total single-name instruments	(72.2)	67.4		(4.8)	29.5		0.0	(85.8)	79.3		(6.5)	29.6		1.4
of which sovereign	(16.4)	15.0		(1.4)	5.5		(0.1)	(21.0)	19.2		(1.8)	6.2		0.2
of which non-sovereign	(55.8)	52.4		(3.4)	24.0		0.1	(64.8)	60.1		(4.7)	23.4		1.2
Multi-name instruments (CHF billion)
Investment grade [2]	(102.9)	102.4		(0.5)	25.1		(0.8)	(107.1)	104.7		(2.4)	59.3		0.7
Non-investment grade	(26.5)	25.3		(1.2)	8.4	[3]	0.1	(21.0)	19.6		(1.4)	12.0	[3]	0.9
Total multi-name instruments	(129.4)	127.7		(1.7)	33.5		(0.7)	(128.1)	124.3		(3.8)	71.3		1.6
of which sovereign	(0.2)	0.2		0.0	0.0		0.0	(0.3)	0.3		0.0	0.3		0.0
of which non-sovereign	(129.2)	127.5		(1.7)	33.5		(0.7)	(127.8)	124.0		(3.8)	71.0		1.6
Total instruments (CHF billion)
Investment grade [2]	(148.9)	145.5		(3.4)	36.9		(0.6)	(164.7)	158.5		(6.2)	74.6		1.6
Non-investment grade	(52.7)	49.6		(3.1)	26.1		(0.1)	(49.2)	45.1		(4.1)	26.3		1.4
Total instruments	(201.6)	195.1		(6.5)	63.0		(0.7)	(213.9)	203.6		(10.3)	100.9		3.0
of which sovereign	(16.6)	15.2		(1.4)	5.5		(0.1)	(21.3)	19.5		(1.8)	6.5		0.2
of which non-sovereign	(185.0)	179.9		(5.1)	57.5		(0.6)	(192.6)	184.1		(8.5)	94.4		2.8
1 Represents credit protection purchased with identical underlyings and recoveries.
2 Based on internal ratings of BBB and above.
3 Includes synthetic securitized loan portfolios.
The following table reconciles the notional amount of credit derivatives included in the table “Fair value of derivative instruments” to the table “Credit protection sold/purchased”.
Credit derivatives
end of	2018	2017
Credit derivatives (CHF billion)
Credit protection sold	201.6	213.9
Credit protection purchased	195.1	203.6
Other protection purchased	63.0	100.9
Other instruments [1]	9.7	6.5
Total credit derivatives	469.4	524.9
1 Consists of total return swaps and other derivative instruments.
The segregation of the future payments by maturity range and underlying risk gives an indication of the current status of the potential for performance under the derivative contracts.
Maturity of credit protection sold
end of	Maturity less than 1 year	Maturity between 1 to 5 years	Maturity greater than 5 years	Total
2018 (CHF billion)
Single-name instruments	13.1	54.9	4.2	72.2
Multi-name instruments	28.8	80.6	20.0	129.4
Total instruments	41.9	135.5	24.2	201.6
2017 (CHF billion)
Single-name instruments	21.6	59.4	4.8	85.8
Multi-name instruments	31.2	79.9	17.0	128.1
Total instruments	52.8	139.3	21.8	213.9

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
Guarantees
end of	Maturity less than 1 year	Maturity between 1 to 3 years	Maturity between 3 to 5 years	Maturity greater than 5 years	Total gross amount	Total net amount	[1]	Carrying value	Collateral received
2018 (CHF million)
Credit guarantees and similar instruments	2,228	439	218	398	3,283	3,194		14	1,748
Performance guarantees and similar instruments	5,008	1,344	552	240	7,144	6,278		44	3,153
Derivatives [2]	17,594	3,995	1,256	778	23,623	23,623		919	–	[3]
Other guarantees	4,325	1,405	640	517	6,887	6,814		56	4,169
Total guarantees	29,155	7,183	2,666	1,933	40,937	39,909		1,033	9,070
2017 (CHF million)
Credit guarantees and similar instruments	1,817	520	314	435	3,086	2,837		12	1,603
Performance guarantees and similar instruments	4,931	1,639	373	200	7,143	6,216		44	3,012
Derivatives [2]	15,520	6,860	1,397	727	24,504	24,504		403	–	[3]
Other guarantees	4,461	1,006	708	503	6,678	6,673		47	3,833
Total guarantees	26,729	10,025	2,792	1,865	41,411	40,230		506	8,448
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
The Group also provides guarantees to VIEs and other counterparties under which it may be required to buy assets from such entities upon the occurrence of certain triggering events such as rating downgrades and/or substantial decreases in the fair value of those assets.
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
Derivatives
Derivatives which may also have the characteristics of a guarantee are issued in the ordinary course of business, generally in the form of written put options. Such derivative contracts do not meet the characteristics of a guarantee if they are cash settled and the Group has no basis to conclude it is probable that the counterparties held, at inception, the underlying instruments related to the derivative contracts. The Group has concluded that these conditions were met for certain active commercial and investment banks and certain other counterparties, and accordingly, the Group has reported such contracts as derivatives only.
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
Deposit-taking banks and securities dealers in Switzerland and certain other European countries are required to ensure the payout of privileged deposits in case of specified restrictions or compulsory liquidation of a deposit-taking bank. In Switzerland, deposit-taking banks and securities dealers jointly guarantee an amount of up to CHF 6 billion. Upon occurrence of a payout event triggered by a specified restriction of business imposed by FINMA or by the compulsory liquidation of another deposit-taking bank, the Group’s contribution will be calculated based on its share of privileged deposits in proportion to total privileged deposits. Based on FINMA’s estimate for the Group’s banking subsidiaries in Switzerland, the Group’s share in the deposit insurance guarantee program for the period July 1, 2018 to June 30, 2019 is CHF 0.5 billion. These deposit insurance guarantees were reflected in other guarantees.
Representations and warranties on residential mortgage loans sold
In connection with the Global Markets division’s sale of US residential mortgage loans, the Group has provided certain representations and warranties relating to the loans sold. The Group has provided these representations and warranties relating to sales of loans to institutional investors, primarily banks, and non-agency, or private label, securitizations. The loans sold are primarily loans that the Group has purchased from other parties. The scope of representations and warranties, if any, depends on the transaction, but can include: ownership of the mortgage loans and legal capacity to sell the loans; loan-to-value ratios and other characteristics of the property, the borrower and the loan; validity of the liens securing the loans and absence of delinquent taxes or related liens; conformity to underwriting standards and completeness of documentation; and origination in compliance with law. If it is determined that representations and warranties were breached, the Group may be required to repurchase the related loans or indemnify the investors to make them whole for losses. Whether the Group will incur a loss in connection with repurchases and make whole payments depends on: the extent to which claims are made; the validity of such claims made within the statute of limitations (including the likelihood and ability to enforce claims); whether the Group can successfully claim against parties that sold loans to the Group and made representations and warranties to the Group; the residential real estate market, including the number of defaults; and whether the obligations of the securitization vehicles were guaranteed or insured by third parties.
During 2018, the Group received repurchase claims for residential mortgage loans that were not significant, and loans repurchased during this period and related losses were not material. The balance of outstanding repurchase claims as of the end of 2018 was not significant.
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
Lease commitments
CHF million
2019	501
2020	445
2021	331
2022	306
2023	261
Thereafter	1,980
Future operating lease commitments	3,824
Less minimum non-cancellable sublease rentals	190
Total net future minimum lease commitments	3,634
Rental expense for operating leases
in	2018	2017	2016
CHF million
Minimum rental expense	516	575	550
Sublease rental income	(54)	(65)	(89)
Total net expenses for operating leases	462	510	461
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
Sale-leaseback transactions
During 2018, the Group entered into one sale-leaseback transaction in respect of own property, which was recognized as an operating lease arrangement with a lease term of ten years. In

2017, we did not enter into any sale-leaseback transactions, and in 2016, the Group entered into several smaller sale-leaseback transactions in respect of own property, which were all recognized as operating lease arrangements with lease terms of between one and five years. The total contractual rental expenses were CHF 5 million for the 2018 sale-leaseback transaction and CHF 30 million for the 2016 sale-leaseback transactions.
Other commitments
end of	Maturity less than 1 year	Maturity between 1 to 3 years	Maturity between 3 to 5 years	Maturity greater than 5 years	Total gross amount	Total net amount	[1]	Collateral received
2018 (CHF million)
Irrevocable commitments under documentary credits	5,056	182	0	0	5,238	5,077		3,651
Irrevocable loan commitments [2]	26,882	34,188	45,938	9,065	116,073	111,967		57,153
Forward reverse repurchase agreements	31	0	0	0	31	31		31
Other commitments	329	11	119	33	492	492		4
Total other commitments	32,298	34,381	46,057	9,098	121,834	117,567		60,839
2017 (CHF million)
Irrevocable commitments under documentary credits	4,976	113	1	1	5,091	5,000		3,218
Irrevocable loan commitments [2]	24,296	33,649	40,425	8,031	106,401	101,270		42,307
Forward reverse repurchase agreements	12	0	0	0	12	12		12
Other commitments	219	13	11	104	347	347		0
Total other commitments	29,503	33,775	40,437	8,136	111,851	106,629		45,537
1 Total net amount is computed as the gross amount less any participations.
2
Irrevocable loan commitments do not include a total gross amount of CHF 113,580 million and CHF 108,663 million of unused credit limits as of December 31, 2018 and 2017, respectively, which were revocable at the Group's sole discretion upon notice to the client.

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
The Group purchases commercial and residential mortgages for the purpose of securitization and sells these mortgage loans to SPEs. These SPEs issue commercial mortgage-backed securities (CMBS), residential mortgage-backed securities (RMBS) and ABS that are collateralized by the assets transferred to the SPE and that pay a return based on the returns on those assets. Investors in these mortgage-backed securities or ABS typically have recourse to the assets in the SPEs. Third-party guarantees may further enhance the creditworthiness of the assets. The investors and the SPEs have no recourse to the Group’s assets. The Group is typically an underwriter of, and makes a market in, these securities.
The Group also transacts in re-securitizations of previously issued RMBS securities. Typically, certificates issued out of an existing securitization vehicle are sold into a newly created and separate securitization vehicle. Often, these re-securitizations are initiated in order to re-securitize an existing security to give the investor an investment with different risk ratings or characteristics.
The Group also uses SPEs for other asset-backed financings relating to client-driven activity and for Group tax or regulatory purposes. Types of structures included in this category include managed collateralized loan obligations (CLOs), CLOs, leveraged finance, repack and other types of transactions, including life insurance structures, emerging market structures set up for financing, loan participation or loan origination purposes, and other alternative structures created for the purpose of investing in venture capital-like investments. CLOs are collateralized by loans transferred to the CLO vehicle and pay a return based on the returns on the loans. Leveraged finance structures are used to assist in the syndication of certain loans held by the Group, while repack structures are designed to give a client collateralized exposure to specific cash flows or credit risk backed by collateral purchased from the Group. In these asset-backed financing structures, investors typically only have recourse to the collateral of the SPE and do not have recourse to the Group’s assets.
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
The following table provides the gains or losses and proceeds from the transfer of assets relating to 2018, 2017 and 2016 securitizations of financial assets that qualify for sale accounting and subsequent derecognition, along with the cash flows between the Group and the SPEs used in any securitizations in which the Group still has continuing involvement, regardless of when the securitization occurred.

Securitizations
in	2018	2017	2016
Gains/(losses) and cash flows (CHF million)
CMBS
Net gain/(loss) [1]	10	37	(2)
Proceeds from transfer of assets	5,861	6,604	3,954
Cash received on interests that continue to be held	41	28	69
RMBS
Net gain/(loss) [1]	(1)	0	(4)
Proceeds from transfer of assets	22,536	14,817	9,866
Purchases of previously transferred financial assets or its underlying collateral	0	(2)	0
Servicing fees	3	3	2
Cash received on interests that continue to be held	576	368	529
Other asset-backed financings
Net gain [1]	77	31	26
Proceeds from transfer of assets	6,422	7,664	2,813
Purchases of previously transferred financial assets or its underlying collateral [2]	(318)	(380)	(68)
Fees [3]	142	135	137
Cash received on interests that continue to be held	3	4	2
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

2 Line item was omitted in 2017 and 2016.
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
The following table provides the outstanding principal balance of assets to which the Group continued to be exposed after the transfer of the financial assets to any SPE and the total assets of the SPE as of December 31, 2018 and 2017, regardless of when the transfer of assets occurred.
Principal amounts outstanding and total assets of SPEs resulting from continuing involvement
end of	2018	2017
CHF million
CMBS
Principal amount outstanding	25,330	19,918
Total assets of SPE	35,760	31,586
RMBS
Principal amount outstanding	40,253	35,645
Total assets of SPE	41,242	36,770
Other asset-backed financings
Principal amount outstanding	23,036	20,916
Total assets of SPE	47,542	39,330
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
Key economic assumptions at the time of transfer
> Refer to “Fair value measurement” in Note 35 – Financial instruments for further information on the fair value hierarchy.

Key economic assumptions used in measuring fair value of beneficial interests at time of transfer
	2018							2017							2016
at time of transfer, in			CMBS				RMBS			CMBS				RMBS			CMBS				RMBS
CHF million, except where indicated
Fair value of beneficial interests			662				3,613			445				2,400			69				2,068
of which level 2			640				3,509			444				2,221			69				1,827
of which level 3			22				103			1				179			0				241
Weighted-average life, in years			6.6				7.8			10.0				6.0			8.4				7.2
Prepayment speed assumption (rate per annum), in % [1]			–	[2]	5.0	–	13.5			–	[2]	1.0	–	22.9			–	[2]	5.0	–	33.0
Cash flow discount rate (rate per annum), in % [3]	3.6	–	9.8		3.0	–	13.6	2.4	–	9.0		2.0	–	29.5	2.4	–	4.9		1.2	–	24.4
Expected credit losses (rate per annum), in % [4]	1.8	–	3.1		2.3	–	7.2	0.6	–	3.4		0.8	–	6.3	0.0	–	0.0		2.5	–	11.2
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
4 The range of expected credit losses only reflects instruments with an expected credit loss greater than zero unless all of the instruments have an expected credit loss of zero.
Key economic assumptions as of the reporting date
The following table provides the sensitivity analysis of key economic assumptions used in measuring the fair value of beneficial interests held in SPEs as of December 31, 2018 and 2017.
Key economic assumptions used in measuring fair value of beneficial interests held in SPEs
	2018											2017
end of			CMBS	[1]			RMBS			Other asset- backed financing activities	[2]			CMBS	[1]			RMBS			Other asset- backed financing activities	[2]
CHF million, except where indicated
Fair value of beneficial interests			805				2,006			226				579				1,985			665
of which non-investment grade			112				307			26				100				508			50
Weighted-average life, in years			5.7				7.9			5.6				4.7				8.1			6.4
Prepayment speed assumption (rate per annum), in % [3]			–		2.0	–	20.0			–				–		1.0	–	25.0			–
Impact on fair value from 10% adverse change			–				(22.3)			–				–				(35.0)			–
Impact on fair value from 20% adverse change			–				(43.2)			–				–				(68.1)			–
Cash flow discount rate (rate per annum), in % [4]	3.4	–	14.3		3.0	–	21.3	1.0	–	21.2		2.7	–	12.3		1.9	–	30.6	1.0	–	21.2
Impact on fair value from 10% adverse change			(20.7)				(52.1)			(2.9)				(8.8)				(49.2)			(12.4)
Impact on fair value from 20% adverse change			(37.6)				(101.3)			(5.7)				(17.0)				(95.3)			(24.5)
Expected credit losses (rate per annum), in % [5]	0.8	–	4.7		0.6	–	18.8	1.0	–	21.2		0.6	–	6.3		0.5	–	28.2	0.7	–	21.2
Impact on fair value from 10% adverse change			(10.2)				(23.8)			(2.4)				(3.9)				(23.6)			(6.6)
Impact on fair value from 20% adverse change			(17.3)				(46.7)			(4.8)				(7.8)				(46.1)			(12.9)
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
5 The range of expected credit losses only reflects instruments with an expected credit loss greater than zero unless all of the instruments have an expected credit loss of zero.

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
Transfers of financial assets where sale treatment was not achieved
The following table provides the carrying amounts of transferred financial assets and the related liabilities where sale treatment was not achieved as of December 31, 2018 and 2017.
> Refer to “Note 36 – Assets pledged and collateral” for further information.
Carrying amounts of transferred financial assets and liabilities where sale treatment was not achieved
end of	2018	2017
CHF million
Other asset-backed financings
Trading assets	255	347
Other assets	0	48
Liability to SPE, included in other liabilities	(255)	(395)
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
In the event of the Group’s default or a decline in fair value of collateral pledged, the repurchase agreement provides the counterparty with the right to liquidate the collateral held or request additional collateral. Similarly, in the event of the Group’s default, the securities lending transaction provides the counterparty the right to liquidate the securities borrowed.
The following tables provide the gross obligation relating to securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral by the class of collateral pledged and by remaining contractual maturity as of December 31, 2018 and 2017.
Securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral – by class of collateral pledged
end of	2018	2017
CHF billion
Government debt securities	31.1	31.4
Corporate debt securities	9.6	15.1
Asset-backed securities	1.8	5.0
Other	0.2	0.6
Securities sold under repurchase agreements	42.7	52.1
Government debt securities	1.4	2.7
Corporate debt securities	0.2	0.4
Equity securities	3.2	4.8
Other	0.2	0.3
Securities lending transactions	5.0	8.2
Government debt securities	3.6	1.8
Corporate debt securities	1.0	0.6
Asset-backed securities	0.1	0.0
Equity securities	37.0	35.6
Other	0.0	0.1
Obligation to return securities received as collateral, at fair value	41.7	38.1
Total	89.4	98.4

Securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral – by remaining contractual maturity
			Remaining contractual maturities
end of	On demand	[1]	Up to 30 days	[2]	31–90 days	More than 90 days	Total
2018 (CHF billion)
Securities sold under repurchase agreements	7.4		26.3		6.7	2.3	42.7
Securities lending transactions	4.1		0.9		0.0	0.0	5.0
Obligation to return securities received as collateral, at fair value	41.4		0.1		0.2	0.0	41.7
Total	52.9		27.3		6.9	2.3	89.4
2017 (CHF billion)
Securities sold under repurchase agreements	7.2		32.5		5.2	7.2	52.1
Securities lending transactions	5.7		2.2		0.0	0.3	8.2
Obligation to return securities received as collateral, at fair value	37.9		0.0		0.0	0.2	38.1
Total	50.8		34.7		5.2	7.7	98.4
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

Variable interest entities
As a normal part of its business, the Group engages in various transactions that include entities that are considered VIEs and are grouped into three primary categories: collateralized debt obligations (CDOs)/CLOs, CP conduits and financial intermediation. VIEs are SPEs that typically either lack sufficient equity to finance their activities without additional subordinated financial support or are structured such that the holders of the voting rights do not substantively participate in the gains and losses of the entity. VIEs may be sponsored by the Group or third parties. Such entities are required to be assessed for consolidation, compelling the primary beneficiary to consolidate the VIE. The consolidation assessment requires an entity to determine whether it has the power to direct the activities that most significantly affect the economics of the VIE as well as whether the reporting entity has potentially significant benefits or losses in the VIE. The primary beneficiary assessment must be re-evaluated on an ongoing basis.
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
The Group’s maximum exposure to loss is different from the carrying value of the assets of the VIE. This maximum exposure to loss consists of the carrying value of the Group variable interests held as trading assets, derivatives and loans, the notional amount of guarantees and off-balance sheet commitments to VIEs, rather than the amount of total assets of the VIEs. The maximum exposure to loss does not reflect the Group’s risk management activities, including effects from financial instruments that the Group may utilize to economically hedge the risks inherent in these VIEs. The economic risks associated with VIE exposures held by the Group, together with all relevant risk mitigation initiatives, are included in the Group’s risk management framework.
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
Typically, the collateral manager in a managed CDO/CLO is deemed to be the entity that has the power to direct the activities that most affect the economics of the entity. In a static CDO/CLO this “power” role is more difficult to analyze and may be the sponsor of the entity or the CDS counterparty.
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
Commercial paper conduit
The Group acts as the administrator and provider of liquidity and credit enhancement facilities for Alpine Securitization Ltd (Alpine), a multi-seller asset-backed CP conduit used for client and Group financing purposes. Alpine discloses to CP investors certain portfolio and asset data and submits its portfolio to rating agencies for public ratings. This CP conduit purchases assets such as loans and receivables or enters into reverse repurchase agreements and finances such activities through the issuance of CP backed by these assets. The CP conduit can enter into liquidity facilities with third-party entities pursuant to which it may be required to purchase assets from these entities to provide them with liquidity and credit support. The financing transactions are structured to provide credit support to the CP conduit in the form of over-collateralization and other asset-specific enhancements. Alpine is a separate legal entity that is wholly owned by the Group. However, its assets are available to satisfy only the claims of its creditors. In addition, the Group, as administrator and liquidity facility provider, has significant exposure to and power over the activities of Alpine. Alpine is considered a VIE for accounting purposes and the Group is deemed the primary beneficiary and consolidates this entity.
The overall average maturity of Alpine’s outstanding CP was approximately 129 days as of December 31, 2018. Alpine was rated A-1(sf) by Standard & Poor’s and P-1(sf) by Moody’s and had exposures mainly in a reverse repurchase agreement with a Group entity, consumer loans and car loans.
The Group’s commitment to this CP conduit consists of obligations under liquidity agreements. The liquidity agreements are asset-specific arrangements, which require the Group to provide short-term financing to the CP conduit or to purchase assets from the CP conduit in certain circumstances, including a lack of liquidity in the CP market such that the CP conduit cannot refinance its obligations or, in some cases, a default of an underlying asset. The asset-specific credit enhancements provided by the client seller of the assets remain unchanged as a result of such a purchase. In entering into such agreements, the Group reviews the credit risk associated with these transactions on the same basis that would apply to other extensions of credit.
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
Securitizations
Securitizations are primarily CMBS, RMBS and ABS vehicles. The Group acts as an underwriter, market maker, liquidity provider, derivative counterparty and/or provider of credit enhancements to VIEs related to certain securitization transactions.
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
Loans
The Group provides loans to financing vehicles owned or sponsored by clients or third-parties. These tailored lending arrangements are established to purchase, lease or otherwise finance and manage clients’ assets and include financing of specified client assets, of an individual single-asset used by the client or business ventures. The respective owner of the assets or manager of the businesses provides the equity in the vehicle.
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
The consolidated VIEs table provides the carrying amounts and classifications of the assets and liabilities of consolidated VIEs as of December 31, 2018 and 2017.
Consolidated VIEs in which the Group was the primary beneficiary
				Financial intermediation
end of	CDO/ CLO	CP Conduit		Securi- tizations	Funds	Loans	Other	Total
2018 (CHF million)
Cash and due from banks	15	1		68	17	52	20	173
Trading assets	72	0		170	418	944	12	1,616
Investment securities	0	0		1,432	0	0	0	1,432
Other investments	0	0		0	153	1,073	279	1,505
Net loans	0	0		119	0	23	245	387
Premises and equipment	0	0		0	0	39	0	39
Other assets	57	16		863	4	33	1,037	2,010
of which loans held-for-sale	57	0		107	0	3	0	167
Total assets of consolidated VIEs	144	17		2,652	592	2,164	1,593	7,162
Trading liabilities	0	0		0	0	3	0	3
Short-term borrowings	0	5,465		0	0	0	0	5,465
Long-term debt	48	0		1,487	174	26	29	1,764
Other liabilities	0	43		1	8	98	127	277
Total liabilities of consolidated VIEs	48	5,508		1,488	182	127	156	7,509
2017 (CHF million)
Cash and due from banks	22	0		96	32	70	12	232
Trading assets	17	0		10	179	1,122	20	1,348
Investment securities	0	0		381	0	0	0	381
Other investments	0	0		0	350	1,197	286	1,833
Net loans	0	0		0	3	21	243	267
Premises and equipment	0	0		0	0	151	0	151
Other assets	83	4		1,070	21	32	1,188	2,398
of which loans held-for-sale	83	0		152	0	3	0	238
Total assets of consolidated VIEs	122	4		1,557	585	2,593	1,749	6,610
Trading liabilities	0	0		0	0	3	0	3
Short-term borrowings	0	6,672	[1]	0	0	0	0	6,672
Long-term debt	51	0		752	0	26	34	863
Other liabilities	0	237	[1]	1	26	111	66	441
Total liabilities of consolidated VIEs	51	6,909		753	26	140	100	7,979
1 Amounts were omitted in prior periods and have been corrected.

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
Maximum exposure to loss represents the carrying value of total variable interest assets in non-consolidated VIEs of the Group and the notional amounts of guarantees and off-balance sheet commitments which are variable interests that have been extended to non-consolidated VIEs. Such amounts, particularly notional amounts of derivatives, guarantees and off-balance sheet commitments, do not represent the anticipated losses in connection with these transactions as they do not take into consideration the effect of collateral, recoveries or the probability of loss. In addition, they exclude the effect of offsetting financial instruments that are held to mitigate these risks and have not been reduced by unrealized losses previously recorded by the Group in connection with guarantees, off-balance sheet commitments or derivatives.
Total assets of non-consolidated VIEs are the assets of the non-consolidated VIEs themselves and are typically unrelated to the exposures the Group has with these entities due to variable interests held by third-party investors. Accordingly, these amounts are not considered for risk management purposes.
Certain VIEs have not been included in the following table, including VIEs structured by third parties in which the Group’s interest is in the form of securities held in the Group’s inventory, certain repurchase financings to funds and single-asset financing vehicles not sponsored by the Group to which the Group provides financing but has very little risk of loss due to over-collateralization and/or guarantees, failed sales where the Group does not have any other holdings and other entities out of scope.
Non-consolidated VIEs
		Financial intermediation
end of	CDO/ CLO	Securi- tizations	Funds	Loans	Other	Total
2018 (CHF million)
Trading assets	209	4,527	927	183	3,703	9,549
Net loans	154	1,475	1,591	5,246	430	8,896
Other assets	3	19	120	0	444	586
Total variable interest assets	366	6,021	2,638	5,429	4,577	19,031
Maximum exposure to loss	366	7,637	2,653	8,680	5,150	24,486
Total assets of non-consolidated VIEs	7,033	96,483	68,258	20,804	31,336	223,914
2017 (CHF million)
Trading assets	746	4,573	1,014	224	2,388	8,945
Net loans	620	1,563	2,438	4,591	328	9,540
Other assets	9	11	67	1	437	525
Total variable interest assets	1,375	6,147	3,519	4,816	3,153	19,010
Maximum exposure to loss	1,375	7,617	3,526	7,061	4,079	23,658
Total assets of non-consolidated VIEs	15,874	64,839	66,703	16,270	35,198	198,884

35 Financial instruments
The disclosure of the Group’s financial instruments below includes the following sections:
■ Concentration of credit risk;
■ Fair value measurement (including fair value hierarchy, transfers between levels; level 3 reconciliation; qualitative and quantitative disclosures of valuation techniques and nonrecurring fair value changes);
■ Fair value option; and
■ Disclosures about fair value of financial instruments not carried at fair value.
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
Fair value measurement
A significant portion of the Group’s financial instruments is carried at fair value. Deterioration of financial markets could significantly impact the fair value of these financial instruments and the results of operations.
The fair value of the majority of the Group’s financial instruments is based on quoted prices in active markets or observable inputs. These instruments include government and agency securities, certain CP, most investment grade corporate debt, certain high yield debt securities, exchange-traded and certain OTC derivatives and most listed equity securities.
In addition, the Group holds financial instruments for which no prices are available and which have few or no observable inputs. For these instruments, the determination of fair value requires subjective assessment and judgment, depending on liquidity, pricing assumptions, the current economic and competitive environment and the risks affecting the specific instrument. In such circumstances, valuation is determined based on management’s own judgments about the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk. These instruments include certain OTC derivatives, including interest rate, foreign exchange, equity and credit derivatives, certain corporate equity-linked securities, mortgage-related and CDO securities, private equity investments and certain loans and credit products, including leveraged finance, certain syndicated loans and certain high yield bonds, and life finance instruments. The fair value measurement disclosures exclude derivative transactions that are daily settled.
The fair value of financial instruments is impacted by factors such as benchmark interest rates, prices of financial instruments issued by third parties, commodity prices, foreign exchange rates and index prices or rates. In addition, valuation adjustments are an integral part of the valuation process when market prices are not indicative of the credit quality of a counterparty, and are applied to both OTC derivatives and debt instruments. The impact of changes in a counterparty’s credit spreads (known as credit valuation adjustments) is considered when measuring the fair value of assets, and the impact of changes in the Group’s own credit spreads (known as debit valuation adjustments) is considered when measuring the fair value of its liabilities. For OTC derivatives, the impact of changes in both the Group’s and the counterparty’s credit standing is considered when measuring their fair value, based on current CDS prices. The adjustments also take into account contractual factors designed to reduce the Group’s credit exposure to a counterparty, such as collateral held and master netting agreements. For hybrid debt instruments with embedded derivative features, the impact of changes in the Group’s credit standing is considered when measuring their fair value, based on current funded debt spreads.
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
Fair value hierarchy
The levels of the fair value hierarchy are defined as follows:
■ Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group has the ability to access. This level of the fair value hierarchy provides the most reliable evidence of fair value and is used to measure fair value whenever available.
■ Level 2: Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly. These inputs include: (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current or price quotations vary substantially either over time or among market makers, or in which little information is publicly available; (iii) inputs other than quoted prices that are observable for the asset or liability; or (iv) inputs that are derived principally from or corroborated by observable market data by correlation or other means.
■ Level 3: Inputs that are unobservable for the asset or liability. These inputs reflect the Group’s own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). These inputs are developed based on the best information available in the circumstances, which include the Group’s own data. The Group’s own data used to develop unobservable inputs is adjusted if information indicates that market participants would use different assumptions.
The Group records net open positions at bid prices if long, or at ask prices if short, unless the Group is a market maker in such positions, in which case mid-pricing is utilized. Fair value measurements are not adjusted for transaction costs.
Qualitative disclosures of valuation techniques
The following information on the valuation techniques and significant unobservable inputs of the various financial instruments and the section “Uncertainty of fair value measurements at the reporting date from the use of significant unobservable inputs” should be read in conjunction with the tables “Assets and liabilities measured at fair value on a recurring basis”, “Quantitative information about level 3 assets at fair value” and “Quantitative information about level 3 liabilities at fair value”.
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions
Securities purchased under resale agreements and securities sold under repurchase agreements are measured at fair value using discounted cash flow analysis. Future cash flows are discounted using observable market interest rate repurchase/resale curves for the applicable maturity and underlying collateral of the instruments. As such, the significant majority of both securities purchased under resale agreements and securities sold under repurchase agreements are included in level 2 of the fair value hierarchy. Structured resale and repurchase agreements include embedded derivatives, which are measured using the same techniques as described below for stand-alone derivative contracts held for trading purposes or used in hedge accounting relationships. If the value of the embedded derivative is determined using significant unobservable inputs, those structured resale and repurchase agreements included are classified as level 3 in the fair value hierarchy. The significant unobservable input is funding spread.
Securities purchased under resale agreements are usually fully collateralized or over-collateralized by government securities, money market instruments, corporate bonds, or other debt instruments. In the event of counterparty default, the collateral service agreement provides the Group with the right to liquidate the collateral held.
Debt securities
Foreign governments
Foreign government debt securities typically have quoted prices in active markets and are mainly categorized as level 1 instruments. Valuations of foreign government debt securities for which market prices are not available are based on yields reflecting credit rating, historical performance, delinquencies, loss severity, the maturity of the security, recent transactions in the market or other modeling techniques, which may involve judgment. Those securities where the price or model inputs are observable in the market are categorized as level 2 instruments, while those securities where prices are not observable and significant model inputs are unobservable are categorized as level 3 of the fair value hierarchy.
Corporates
Corporate bonds are priced to reflect current market levels either through recent market transactions or broker or dealer quotes. Where a market price for the particular security is not directly available, valuations are obtained based on yields reflected by other instruments in the specific or similar entity’s capital structure and adjusting for differences in seniority and maturity, benchmarking to a comparable security where market data is available (taking into consideration differences in credit, liquidity and maturity), or through the application of cash flow modeling techniques utilizing observable inputs, such as current interest rate curves and observable CDS spreads. Significant unobservable inputs may include correlation and price. For securities using market comparable price, the differentiation between level 2 and level 3 is based upon the relative significance of any yield adjustments as well as the accuracy of the comparison characteristics (i.e., the observable comparable security may be in the same country but a different industry and may have a different seniority level – the lower the comparability the more likely the security will be level 3).

RMBS, CMBS and CDO securities
Fair values of RMBS, CMBS and CDO may be available through quoted prices, which are often based on the prices at which similarly structured and collateralized securities trade between dealers and to and from customers. Fair values of RMBS, CMBS and CDO for which there are significant unobservable inputs are valued using capitalization rate and discount rate. Price may not be observable for fair value measurement purposes for many reasons, such as the length of time since the last executed transaction for the related security, use of a price from a similar instrument, or use of a price from an indicative quote. Fair values determined by market comparable price may include discounted cash flow models using the inputs credit spread, default rate, discount rate, prepayment rate and loss severity. Prices from similar observable instruments are used to calculate implied inputs which are then used to value unobservable instruments using discounted cash flow. The discounted cash flow price is then compared to the unobservable prices and assessed for reasonableness.
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
Equity securities
The majority of the Group’s positions in equity securities are traded on public stock exchanges for which quoted prices are readily and regularly available and are therefore categorized as level 1 instruments. Level 2 and level 3 equities include fund-linked products, convertible bonds or equity securities with restrictions that are not traded in active markets. Significant unobservable inputs may include earnings before interest, taxes, depreciation and amortization (EBITDA) multiple and market comparable price.
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
Interest rate derivatives
OTC vanilla interest rate products, such as interest rate swaps, swaptions and caps and floors are valued by discounting the anticipated future cash flows. The future cash flows and discounting are derived from market standard yield curves and industry standard volatility inputs. Where applicable, exchange-traded prices are also used to value exchange-traded futures and options and can be used in yield curve construction. For more complex products, inputs include, but are not limited to basis spread, correlation, credit spread, prepayment rate and volatility skew.
Foreign exchange derivatives
Foreign exchange derivatives include vanilla products such as spot, forward and option contracts where the anticipated discounted future cash flows are determined from foreign exchange forward curves and industry standard optionality modeling techniques. Where applicable, exchange-traded prices are also used for futures and option prices. For more complex products inputs include, but are not limited to, contingent probability, correlation and prepayment rate.
Equity and index-related derivatives
Equity derivatives include a variety of products ranging from vanilla options and swaps to exotic structures with bespoke payoff profiles. The main inputs in the valuation of equity derivatives may include buyback probability, correlation, gap risk, price and volatility.
Generally, the interrelationship between the correlation and volatility is positively correlated.

Credit derivatives
Credit derivatives include index, single-name and multi-name CDS in addition to more complex structured credit products. Vanilla products are valued using industry standard models and inputs that are generally market observable including credit spread and recovery rate.
Complex structured credit derivatives are valued using proprietary models requiring inputs such as correlation, credit spread, funding spread, loss severity, prepayment rate and recovery rate. These inputs are generally implied from available market observable data.
Other trading assets
Other trading assets primarily include life settlement and premium finance instruments and RMBS loans. Life settlement and premium finance instruments are valued using proprietary models with several inputs. The significant unobservable inputs of the fair value for life settlement and premium finance instruments is the estimate of market implied life expectancy, while for RMBS loans it is market comparable price.
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
Other investments
Private equity funds, hedge funds and equity method investment funds
Equity method investment funds principally include equity investments in the form of a) direct investments in third-party hedge funds, private equity funds and funds of funds, b) equity method investments where the Group has the ability to significantly influence the operating and financial policies of the investee, and c) direct investments in non-marketable equity securities.
Direct investments in third-party hedge funds, private equity funds and funds of funds are measured at fair value based on their published NAVs as permitted by ASC Topic 820 – Fair Value Measurement. In some cases, NAVs may be adjusted where there is sufficient evidence that the NAV published by the investment manager is not in line with the fund’s observable market data, it is probable that the investment will be sold for an amount other than NAV or other circumstances exist that would require an adjustment to the published NAV. Although rarely adjusted, significant judgment is involved in making any adjustments to the published NAVs. The investments for which the fair value is measured using the NAV practical expedient are not categorized within the fair value hierarchy.
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
Both the funded and unfunded portion of revolving credit lines on the corporate lending portfolio are valued using a loan pricing model, which requires estimates of significant inputs including credit conversion factors, credit spreads, recovery rates and weighted average life of the loan. Significant unobservable inputs may include credit spread and price.
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
Short-term borrowings and long-term debt
The Group’s short-term borrowings and long-term debt include structured notes (hybrid financial instruments that are both bifurcatable and non-bifurcatable) and vanilla debt. The fair value of structured notes is based on quoted prices, where available. When quoted prices are not available, fair value is determined by using a discounted cash flow model incorporating the Group’s credit spreads, the value of derivatives embedded in the debt and the residual term of the issuance based on call options. Derivatives structured into the issued debt are valued consistently with the Group’s stand-alone derivative contracts held for trading purposes or used in hedge accounting relationships as discussed above. The fair value of structured debt is heavily influenced by the combined call options and performance of the underlying derivative returns. Significant unobservable inputs for short-term borrowings and long-term debt include buyback probability, correlation, credit spread, gap risk, mean reversion, price, recovery rate and volatility.
Generally, the interrelationships between correlation, credit spread, gap risk and volatility inputs are positively correlated.
Other liabilities
Failed sales
These liabilities represent the financing of assets that did not achieve sale accounting treatment under US GAAP. Failed sales are valued in a manner consistent with the related underlying financial instruments.

Assets and liabilities measured at fair value on a recurring basis
end of 2018	Level 1	Level 2	Level 3	Netting impact	[1]	Assets measured at net asset value per share	[2]	Total
Assets (CHF million)
Cash and due from banks	0	115	0	–		–		115
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	81,818	0	–		–		81,818
Securities received as collateral	37,962	3,704	30	–		–		41,696
Trading assets	76,124	156,066	8,814	(109,927)		1,126		132,203
of which debt securities	23,726	36,321	2,076	–		12		62,135
of which foreign governments	23,547	4,542	232	–		–		28,321
of which corporates	66	7,984	1,260	–		12		9,322
of which RMBS	0	19,652	269	–		–		19,921
of which equity securities	42,758	2,459	132	–		1,114		46,463
of which derivatives	7,999	116,942	3,298	(109,927)		–		18,312
of which interest rate products	3,557	65,823	507	–		–		–
of which foreign exchange products	25	27,526	258	–		–		–
of which equity/index-related products	4,415	17,967	1,054	–		–		–
of which credit derivatives	0	4,739	673	–		–		–
of which other derivatives	1	633	806	–		–		–
of which other trading assets	1,641	344	3,308	–		–		5,293
Investment securities	2	2,743	166	–		–		2,911
Other investments	14	7	1,309	–		1,104		2,434
of which life finance instruments	0	0	1,067	–		–		1,067
Loans	0	10,549	4,324	–		–		14,873
of which real estate	0	146	515	–		–		661
of which commercial and industrial loans	0	3,976	1,949	–		–		5,925
of which financial institutions	0	4,164	1,391	–		–		5,555
Other intangible assets (mortgage servicing rights)	0	0	163	–		–		163
Other assets	117	5,807	1,543	(204)		–		7,263
of which loans held-for-sale	0	4,238	1,235	–		–		5,473
Total assets at fair value	114,219	260,809	16,349	(110,131)		2,230		283,476
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

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 2018	Level 1	Level 2	Level 3	Netting impact	[1]	Liabilities measured at net asset value per share	[2]	Total
Liabilities (CHF million)
Due to banks	0	406	0	–		–		406
Customer deposits	0	2,839	453	–		–		3,292
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	14,828	0	–		–		14,828
Obligation to return securities received as collateral	37,962	3,704	30	–		–		41,696
Trading liabilities	31,940	123,615	3,589	(116,985)		10		42,169
of which debt securities	4,460	3,511	25	–		–		7,996
of which foreign governments	4,328	255	0	–		–		4,583
of which equity securities	18,785	118	37	–		10		18,950
of which derivatives	8,695	119,986	3,527	(116,985)		–		15,223
of which interest rate products	3,699	62,649	189	–		–		–
of which foreign exchange products	32	31,983	160	–		–		–
of which equity/index-related products	4,961	19,590	1,500	–		–		–
of which credit derivatives	0	5,485	1,140	–		–		–
Short-term borrowings	0	7,284	784	–		–		8,068
Long-term debt	0	51,270	12,665	–		–		63,935
of which structured notes over one year and up to two years	0	7,242	528	–		–		7,770
of which structured notes over two years	0	28,215	11,800	–		–		40,015
Other liabilities	0	7,881	1,341	(221)		–		9,001
Total liabilities at fair value	69,902	211,827	18,862	(117,206)		10		183,395
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

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 2017	Level 1	Level 2	Level 3	Netting impact	[1]	Assets measured at net asset value per share	[2]	Total
Assets (CHF million)
Cash and due from banks	0	212	0	–		–		212
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	77,498	0	–		–		77,498
Securities received as collateral	36,697	1,331	46	–		–		38,074
of which debt securities	576	802	0	–		–		1,378
of which corporates	0	726	0	–		–		726
of which equity securities	36,121	529	46	–		–		36,696
Trading assets	87,352	187,767	8,754	(128,592)		1,053		156,334
of which debt securities	29,828	40,645	2,292	–		–		72,765
of which foreign governments	29,561	4,256	270	–		–		34,087
of which corporates	179	10,231	1,412	–		–		11,822
of which RMBS	0	21,399	320	–		–		21,719
of which CMBS	0	2,501	16	–		–		2,517
of which CDO	0	2,255	126	–		–		2,381
of which equity securities	51,025	3,481	163	–		1,053		55,722
of which derivatives	3,577	141,347	3,289	(128,592)		–		19,621
of which interest rate products	1,219	84,932	801	–		–		–
of which foreign exchange products	19	30,302	188	–		–		–
of which equity/index-related products	2,338	18,251	833	–		–		–
of which credit derivatives	0	7,107	634	–		–		–
of which other trading assets	2,922	2,294	3,010	–		–		8,226
Investment securities	250	1,899	42	–		–		2,191
of which debt securities	244	1,780	42	–		–		2,066
of which foreign governments	97	1,139	0	–		–		1,236
of which corporates	0	238	0	–		–		238
of which RMBS	0	167	40	–		–		207
of which CMBS	0	171	2	–		–		173
of which equity securities	6	119	0	–		–		125
Other investments	25	16	1,601	–		1,864		3,506
of which private equity	0	0	29	–		351		380
of which equity funds	0	0	22	–		141		163
of which hedge funds	0	0	0	–		391		391
of which debt funds	0	0	0	–		239		239
of which other equity investments	25	9	271	–		1,122		1,427
of which private	18	9	271	–		1,122		1,420
of which life finance instruments	0	7	1,301	–		–		1,308
Loans	0	10,777	4,530	–		–		15,307
of which commercial and industrial loans	0	3,437	2,207	–		–		5,644
of which financial institutions	0	4,890	1,480	–		–		6,370
Other intangible assets (mortgage servicing rights)	0	0	158	–		–		158
Other assets	101	7,570	1,511	(164)		–		9,018
of which loans held-for-sale	0	5,800	1,350	–		–		7,150
Total assets at fair value	124,425	287,070	16,642	(128,756)		2,917		302,298
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

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 2017	Level 1	Level 2	Level 3	Netting impact	[1]	Liabilities measured at net asset value per share	[2]	Total
Liabilities (CHF million)
Due to banks	0	197	0	–		–		197
Customer deposits	0	3,056	455	–		–		3,511
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	15,262	0	–		–		15,262
Obligation to return securities received as collateral	36,697	1,331	46	–		–		38,074
of which debt securities	576	802	0	–		–		1,378
of which corporates	0	726	0	–		–		726
of which equity securities	36,121	529	46	–		–		36,696
Trading liabilities	23,108	149,637	3,226	(136,861)		9		39,119
of which debt securities	5,160	4,139	2	–		–		9,301
of which foreign governments	5,108	746	0	–		–		5,854
of which corporates	12	3,334	2	–		–		3,348
of which equity securities	14,217	883	55	–		9		15,164
of which derivatives	3,731	144,615	3,169	(136,861)		–		14,654
of which interest rate products	1,254	80,534	317	–		–		–
of which foreign exchange products	8	35,707	100	–		–		–
of which equity/index-related products	2,468	19,459	1,301	–		–		–
of which credit derivatives	0	7,982	898	–		–		–
Short-term borrowings	0	10,174	845	–		–		11,019
Long-term debt	0	51,127	12,501	–		–		63,628
of which treasury debt over two years	0	936	0	–		–		936
of which structured notes over one year and up to two years	0	6,216	149	–		–		6,365
of which structured notes over two years	0	32,782	12,259	–		–		45,041
of which other debt instruments over two years	0	2,221	61	–		–		2,282
of which other subordinated bonds	0	5,567	0	–		–		5,567
of which non-recourse liabilities	0	833	30	–		–		863
Other liabilities	0	7,379	1,478	(233)		–		8,624
of which failed sales	0	439	223	–		–		662
Total liabilities at fair value	59,805	238,163	18,551	(137,094)		9		179,434
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

Assets and liabilities measured at fair value on a recurring basis for level 3
								Trading revenues		Other revenues		Accumulated other comprehensive income
2018	Balance at beginning of period	Transfers in	Transfers out	Purchases	Sales	Issuances	Settlements	On transfers in / out	On all other	On transfers in / out	On all other	On transfers in / out	On all other	Foreign currency translation impact	Balance at end of period
Assets (CHF million)
Securities received as collateral	46	0	(15)	102	(103)	0	0	0	0	0	0	0	0	0	30
Trading assets	8,754	1,563	(1,602)	40,057	(40,138)	1,394	(1,477)	(21)	303	0	0	0	0	(19)	8,814
of which debt securities	2,292	802	(904)	3,301	(3,261)	0	0	25	(150)	0	(3)	0	0	(26)	2,076
of which foreign governments	270	21	(12)	45	(67)	0	0	0	4	0	0	0	0	(29)	232
of which corporates	1,412	491	(593)	2,582	(2,583)	0	0	31	(72)	0	(4)	0	0	(4)	1,260
of which RMBS	320	211	(225)	370	(333)	0	0	(3)	(74)	0	0	0	0	3	269
of which equity securities	163	132	(95)	51	(185)	0	0	8	55	0	3	0	0	0	132
of which derivatives	3,289	510	(525)	0	0	1,394	(1,434)	(56)	144	0	0	0	0	(24)	3,298
of which interest rate products	801	18	(66)	0	0	100	(116)	17	(237)	0	0	0	0	(10)	507
of which foreign exchange derivatives	188	3	(2)	0	0	14	(24)	(2)	79	0	0	0	0	2	258
of which equity/index-related products	833	329	(317)	0	0	447	(436)	(77)	300	0	0	0	0	(25)	1,054
of which credit derivatives	634	160	(141)	0	0	505	(438)	5	(59)	0	0	0	0	7	673
of which other derivatives	833	0	1	0	0	328	(420)	1	61	0	0	0	0	2	806
of which other trading assets	3,010	119	(78)	36,705	(36,692)	0	(43)	2	254	0	0	0	0	31	3,308
Investment securities	42	8	(121)	281	(28)	0	(205)	0	185	0	0	0	0	4	166
Other investments	1,601	79	(102)	229	(406)	0	0	0	(93)	0	5	0	0	(4)	1,309
of which life finance instruments	1,301	0	0	151	(299)	0	0	0	(96)	0	0	0	0	10	1,067
Loans	4,530	934	(393)	163	(491)	1,563	(1,866)	7	(134)	0	(13)	0	0	24	4,324
of which real estate	171	196	(81)	0	0	307	(64)	2	(8)	0	(8)	0	0	0	515
of which commercial and industrial loans	2,207	348	(29)	1	(226)	783	(1,057)	0	(83)	0	(5)	0	0	10	1,949
of which financial institutions	1,480	335	(53)	150	(133)	332	(746)	10	8	0	0	0	0	8	1,391
Other intangible assets (mortgage servicing rights)	158	0	0	1	0	0	0	0	0	0	1	0	0	3	163
Other assets	1,511	288	(191)	1,610	(1,357)	300	(540)	22	(32)	0	(1)	0	0	(67)	1,543
of which loans held-for-sale	1,350	243	(166)	1,447	(1,310)	300	(539)	21	(44)	0	0	0	0	(67)	1,235
Total assets at fair value	16,642	2,872	(2,424)	42,443	(42,523)	3,257	(4,088)	8	229	0	(8)	0	0	(59)	16,349
Liabilities (CHF million)
Customer deposits	455	0	0	0	0	0	0	0	32	0	0	0	(21)	(13)	453
Obligation to return securities received as collateral	46	0	(15)	102	(103)	0	0	0	0	0	0	0	0	0	30
Trading liabilities	3,226	768	(641)	127	(107)	2,573	(1,527)	(7)	(839)	0	(3)	0	0	19	3,589
of which debt securities	2	30	(24)	39	(23)	0	0	0	1	0	0	0	0	0	25
of which equity securities	55	19	(5)	87	(80)	0	0	(3)	(33)	0	(3)	0	0	0	37
of which derivatives	3,169	719	(612)	1	(4)	2,573	(1,527)	(4)	(807)	0	0	0	0	19	3,527
of which interest rate derivatives	317	25	(11)	0	0	156	(145)	16	(171)	0	0	0	0	2	189
of which foreign exchange derivatives	100	19	(1)	0	0	55	(29)	0	15	0	0	0	0	1	160
of which equity/index-related derivatives	1,301	429	(364)	0	0	1,306	(548)	(36)	(592)	0	0	0	0	4	1,500
of which credit derivatives	898	247	(235)	0	0	806	(572)	16	(30)	0	0	0	0	10	1,140
Short-term borrowings	845	335	(242)	0	0	1,090	(1,133)	3	(117)	0	(4)	0	0	7	784
Long-term debt	12,501	2,988	(3,108)	0	0	5,628	(3,656)	(25)	(1,368)	0	0	(2)	(417)	124	12,665
of which structured notes over one year and up to two years	149	452	(296)	0	0	745	(501)	(10)	(14)	0	0	0	0	3	528
of which structured notes over two years	12,259	2,368	(2,800)	0	0	4,761	(3,115)	(17)	(1,355)	0	0	(2)	(417)	118	11,800
Other liabilities	1,478	117	(29)	45	(128)	20	(420)	(7)	97	0	161	0	0	7	1,341
Total liabilities at fair value	18,551	4,208	(4,035)	274	(338)	9,311	(6,736)	(36)	(2,195)	0	154	(2)	(438)	144	18,862
Net assets/(liabilities) at fair value	(1,909)	(1,336)	1,611	42,169	(42,185)	(6,054)	2,648	44	2,424	0	(162)	2	438	(203)	(2,513)
368 / 369

Assets and liabilities measured at fair value on a recurring basis for level 3 (continued)
								Trading revenues		Other revenues		Accumulated other comprehensive income
2017	Balance at beginning of period	Transfers in	Transfers out	Purchases	Sales	Issuances	Settlements	On transfers in / out	On all other	On transfers in / out	On all other	On transfers in / out	On all other	Foreign currency translation impact	Balance at end of period
Assets (CHF million)
Interest-bearing deposits with banks	1	40	0	0	(41)	0	0	0	0	0	0	0	0	0	0
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	174	0	0	0	0	26	(193)	0	0	0	0	0	0	(7)	0
Securities received as collateral	70	3	(1)	65	(86)	0	0	0	0	0	0	0	0	(5)	46
Trading assets	12,765	1,159	(2,046)	15,810	(18,032)	1,317	(2,068)	121	252	6	1	0	0	(531)	8,754
of which debt securities	3,977	608	(1,074)	2,747	(3,705)	0	0	(4)	(80)	6	1	0	0	(184)	2,292
of which corporates	1,674	276	(654)	2,203	(2,005)	0	0	(4)	14	6	0	0	0	(98)	1,412
of which RMBS	605	280	(229)	85	(305)	0	0	3	(95)	0	0	0	0	(24)	320
of which CMBS	65	6	(17)	2	(13)	0	0	(3)	(21)	0	0	0	0	(3)	16
of which CDO	1,165	39	(157)	174	(1,047)	0	0	0	(16)	0	0	0	0	(32)	126
of which equity securities	240	49	(35)	146	(260)	0	0	0	33	0	0	0	0	(10)	163
of which derivatives	4,305	416	(839)	0	0	1,317	(1,817)	123	(63)	0	0	0	0	(153)	3,289
of which interest rate products	748	56	(53)	0	0	118	(183)	6	104	0	0	0	0	5	801
of which equity/index-related products	914	142	(98)	0	0	443	(597)	14	58	0	0	0	0	(43)	833
of which credit derivatives	688	216	(252)	0	0	381	(297)	38	(110)	0	0	0	0	(30)	634
of which other trading assets	4,243	86	(98)	12,917	(14,067)	0	(251)	2	362	0	0	0	0	(184)	3,010
Investment securities	72	0	(17)	100	(113)	0	(90)	(1)	95	0	0	0	0	(4)	42
Other investments	1,906	23	(22)	350	(589)	0	0	0	9	0	9	0	0	(85)	1,601
of which equity	318	23	(22)	165	(171)	0	0	0	(7)	0	9	0	0	(15)	300
of which life finance instruments	1,588	0	0	185	(418)	0	0	0	16	0	0	0	0	(70)	1,301
Loans	6,585	1,130	(947)	106	(580)	1,151	(2,743)	15	85	0	0	0	0	(272)	4,530
of which commercial and industrial loans	3,816	448	(482)	71	(395)	590	(1,705)	(2)	21	0	0	0	0	(155)	2,207
of which financial institutions	1,829	352	(126)	33	(176)	444	(821)	28	(6)	0	0	0	0	(77)	1,480
Other intangible assets (mortgage servicing rights)	138	0	0	23	(1)	0	0	0	0	0	4	0	0	(6)	158
Other assets	1,679	347	(132)	759	(1,056)	1,054	(885)	(1)	(172)	0	(4)	0	0	(78)	1,511
of which loans held-for-sale	1,316	286	(113)	667	(904)	1,053	(885)	(2)	0	0	(4)	0	0	(64)	1,350
Total assets at fair value	23,390	2,702	(3,165)	17,213	(20,498)	3,548	(5,979)	134	269	6	10	0	0	(988)	16,642
Liabilities (CHF million)
Customer deposits	410	0	0	0	0	35	(3)	0	(61)	0	0	0	42	32	455
Obligation to return securities received as collateral	70	3	(1)	65	(86)	0	0	0	0	0	0	0	0	(5)	46
Trading liabilities	3,737	566	(1,049)	113	(134)	1,193	(1,625)	140	461	0	(9)	0	0	(167)	3,226
of which interest rate derivatives	538	57	(36)	0	0	45	(258)	6	(14)	0	0	0	0	(21)	317
of which foreign exchange derivatives	150	11	(1)	0	0	9	(12)	0	(52)	0	0	0	0	(5)	100
of which equity/index-related derivatives	1,181	54	(188)	0	0	543	(692)	17	441	0	0	0	0	(55)	1,301
of which credit derivatives	851	377	(392)	0	0	350	(376)	61	66	0	0	0	0	(39)	898
Short-term borrowings	516	95	(172)	0	0	865	(472)	(2)	19	4	10	0	6	(24)	845
Long-term debt	13,415	1,172	(3,004)	0	0	4,540	(4,479)	(12)	1,400	0	0	88	21	(640)	12,501
of which structured notes over two years	12,434	995	(2,886)	0	0	3,913	(3,079)	(14)	1,390	0	0	87	17	(598)	12,259
Other liabilities	1,684	150	(102)	211	(304)	9	(403)	(25)	(6)	0	330	0	0	(66)	1,478
of which failed sales	219	80	(70)	189	(218)	0	0	(7)	40	0	0	0	0	(10)	223
Total liabilities at fair value	19,832	1,986	(4,328)	389	(524)	6,642	(6,982)	101	1,813	4	331	88	69	(870)	18,551
Net assets/(liabilities) at fair value	3,558	716	1,163	16,824	(19,974)	(3,094)	1,003	33	(1,544)	2	(321)	(88)	(69)	(118)	(1,909)
370 / 371

Gains and losses on assets and liabilities measured at fair value on a recurring basis (level 3)
	2018				2017
in	Trading revenues	Other revenues	Total revenues		Trading revenues	Other revenues	Total revenues
Gains and losses on assets and liabilities (CHF million)
Net realized/unrealized gains/(losses) included in net revenues	2,468	(162)	2,306	[1]	(1,511)	(319)	(1,830)	[1]
Whereof:
Unrealized gains/(losses) relating to assets and liabilities still held as of the reporting date	(34)	(5)	(39)		(2,088)	22	(2,066)
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
Transfers in and out of level 3
Transfers into level 3 assets during 2018 were CHF 2,872 million, primarily from trading assets and loans. The transfers were primarily in the financing and credit businesses due to limited observability of pricing data and reduced pricing information from external providers. Transfers out of level 3 assets during 2018 were CHF 2,424 million, primarily in trading assets and loans. The transfers out of level 3 assets were primarily in the financing and fixed income businesses due to improved observability of pricing data and increased availability of pricing information from external providers.
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
Uncertainty of fair value measurements at the reporting date from the use of significant unobservable inputs
For level 3 assets with a significant unobservable input of buyback probability, correlation, contingent probability, EBITDA multiple, funding spread, mortality rate, price, volatility or volatility skew, in general, an increase in the significant unobservable input would increase the fair value. For level 3 assets with a significant unobservable input of default rate, capitalization rate, credit curve for corporates or sovereigns, credit spread, discount rate, gap risk, market implied life expectancy (for life settlement and premium finance instruments), prepayment rate and recovery rate, in general, an increase in the significant unobservable input would decrease the fair value.
For level 3 liabilities, in general, an increase in the related significant unobservable inputs would have the inverse impact on fair value. An increase in the significant unobservable input credit spread, contingent probability, gap risk, market implied life expectancy (for life settlement and premium finance instruments) and mortality would increase the fair value. An increase in the significant unobservable input basis spread, buyback probability, correlation, discount rate, fund gap risk, funding spread, mortality rate, prepayment rate, price, recovery rate and volatility would decrease the fair value.
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

Quantitative information about level 3 assets at fair value
end of 2018	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Securities received as collateral	30	–	–		–	–	–
Trading assets	8,814
of which debt securities	2,076
of which foreign governments	232	Discounted cash flow	Credit spread in bp		140	140	140
of which corporates	1,260
of which	441	Market comparable	Price, in %		0	118	94
of which	621	Option model	Correlation, in %		(60)	98	68
			Volatility, in %		0	178	30
of which RMBS	269	Discounted cash flow	Default rate, in %		0	11	3
			Discount rate, in %		1	26	7
			Loss severity, in %		0	100	63
			Prepayment rate, in %		1	22	8
of which equity securities	132
of which	76	Market comparable	EBITDA multiple		2	9	6
			Price, in %		100	100	100
of which	49	Vendor price	Price, in actuals		0	355	1
of which derivatives	3,298
of which interest rate products	507	Option model	Correlation, in %		0	100	69
			Prepayment rate, in %		1	26	9
			Volatility skew, in %		(4)	0	(2)
of which foreign exchange products	258
of which	28	Discounted cash flow	Contingent probability, in %		95	95	95
of which	218	Option model	Correlation, in %		(23)	70	24
			Prepayment rate, in %		21	26	23
			Volatility, in %		80	90	85
of which equity/index-related products	1,054	Option model	Buyback probability, in %		50	100	74
			Correlation, in %		(40)	98	80
			Gap risk, in %	[2]	0	4	1
			Volatility, in %		2	178	34
of which credit derivatives	673	Discounted cash flow	Correlation, in %		97	97	97
			Credit spread, in bp		3	2,147	269
			Default rate, in %		1	20	4
			Discount rate, in %		3	28	15
			Loss severity, in %		16	85	56
			Prepayment rate, in %		0	12	6
			Recovery rate, in %		0	68	8
of which other derivatives	806	Discounted cash flow	Market implied life expectancy, in years		2	16	5
			Mortality rate, in %		87	106	101
of which other trading assets	3,308
of which	870	Discounted cash flow	Market implied life expectancy, in years		3	17	7
of which	2,119	Market comparable	Price, in %		0	110	30
of which	249	Option model	Mortality rate, in %		0	70	6
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Risk of unexpected large declines in the underlying values occurring between collateral settlement dates.

Quantitative information about level 3 assets at fair value (continued)
end of 2018	Fair value	Valuation technique	Unobservable input	Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Investment securities	166	–	–	–	–	–
Other investments	1,309
of which life finance instruments	1,067	Discounted cash flow	Market implied life expectancy, in years	2	17	6
Loans	4,324
of which real estate	515	Discounted cash flow	Credit spread, in bp	200	1,522	612
			Recovery rate, in %	25	40	39
of which commercial and industrial loans	1,949
of which	1,531	Discounted cash flow	Credit spread, in bp	159	1,184	582
of which	306	Market comparable	Price, in %	0	99	65
of which financial institutions	1,391
of which	1,157	Discounted cash flow	Credit spread, in bp	88	1,071	596
of which	73	Market comparable	Price, in %	1	100	74
Other intangible assets (mortgage servicing rights)	163	–	–	–	–	–
Other assets	1,543
of which loans held-for-sale	1,235
of which	422	Discounted cash flow	Credit spread, in bp	105	2,730	394
			Recovery rate, in %	25	87	56
of which	739	Market comparable	Price, in %	0	130	82
Total level 3 assets at fair value	16,349
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

Quantitative information about level 3 assets at fair value (continued)
end of 2017	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Securities received as collateral	46	–	–		–	–	–
Trading assets	8,754
of which debt securities	2,292
of which corporates	1,412
of which	387	Option model	Correlation, in %		(60)	98	55
of which	545	Market comparable	Price, in %		0	139	84
of which	444	Discounted cash flow	Credit spread, in bp		37	952	230
of which RMBS	320	Discounted cash flow	Discount rate, in %		1	24	11
			Prepayment rate, in %		1	36	10
			Default rate, in %		0	12	4
			Loss severity, in %		0	100	57
of which CMBS	16	Discounted cash flow	Capitalization rate, in %		14	14	14
			Discount rate, in %		8	16	14
			Prepayment rate, in %		0	5	4
of which CDO	126	Discounted cash flow	Discount rate, in %		5	13	8
			Prepayment rate, in %		5	20	13
			Credit spread, in bp		464	669	553
			Default rate, in %		2	5	3
			Loss severity, in %		0	80	34
of which equity securities	163
of which	67	Vendor price	Price, in actuals		0	2,080	10
of which	81	Market comparable	EBITDA multiple		2	9	7
			Price, in %		18	100	67
of which derivatives	3,289
of which interest rate products	801	Option model	Correlation, in %		20	100	72
			Prepayment rate, in %		6	34	17
			Volatility skew, in %		(4)	1	(1)
of which equity/index-related products	833	Option model	Correlation, in %		(60)	98	65
			Volatility, in %		0	105	64
			Buyback probability, in %		50	100	90
			Gap risk, in %	[2]	0	2	1
of which credit derivatives	634	Discounted cash flow	Credit spread, in bp		1	956	217
			Recovery rate, in %		0	45	20
			Discount rate, in %		3	50	16
			Default rate, in %		1	20	5
			Loss severity, in %		1	100	64
			Correlation, in %		97	97	97
			Prepayment rate, in %		0	14	6
of which other trading assets	3,010
of which	1,605	Market comparable	Price, in %		0	110	23
of which	1,095	Discounted cash flow	Market implied life expectancy, in years		3	18	8
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Risk of unexpected large declines in the underlying values occurring between collateral settlement dates.

Quantitative information about level 3 assets at fair value (continued)
end of 2017	Fair value	Valuation technique	Unobservable input	Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Investment securities	42	–	–	–	–	–
Other investments	1,601
of which private equity	29	–	–	–	–	–
of which other equity investments	271	–	–	–	–	–
of which life finance instruments	1,301	Discounted cash flow	Market implied life expectancy, in years	2	18	6
Loans	4,530
of which commercial and industrial loans	2,207
of which	1,924	Discounted cash flow	Credit spread, in bp	89	1,116	420
of which	250	Market comparable	Price, in %	0	99	56
of which financial institutions	1,480
of which	1,426	Discounted cash flow	Credit spread, in bp	43	1,430	371
Other intangible assets (mortgage servicing rights)	158	–	–	–	–	–
Other assets	1,511
of which loans held-for-sale	1,350
of which	849	Discounted cash flow	Credit spread, in bp	117	973	292
			Recovery rate, in %	18	87	73
of which	280	Market comparable	Price, in %	0	102	88
Total level 3 assets at fair value	16,642
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

Quantitative information about level 3 liabilities at fair value
end of 2018	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Customer deposits	453	–	–		–	–	–
Obligation to return securities received as collateral	30	–	–		–	–	–
Trading liabilities	3,589
of which debt securities	25	–	–		–	–	–
of which equity securities	37	Vendor price	Price, in actuals		0	3	0
of which derivatives	3,527
of which interest rate derivatives	189	Option model	Basis spread, in bp		(20)	147	48
			Correlation, in %		1	100	41
			Prepayment rate, in %		1	26	7
of which foreign exchange derivatives	160
of which	62	Discounted cash flow	Contingent probability, in %		95	95	95
			Credit spread, in bp		146	535	379
of which	37	Market comparable	Price, in %		100	100	100
of which	57	Option model	Correlation, in %		35	70	53
			Prepayment rate, in %		21	26	23
of which equity/index-related derivatives	1,500	Option model	Buyback probability, in %	[2]	50	100	74
			Correlation, in %		(60)	98	74
			Volatility, in %		0	178	30
of which credit derivatives	1,140
of which	566	Discounted cash flow	Correlation, in %		38	82	47
			Credit spread, in bp		3	2,937	262
			Default rate, in %		1	20	4
			Discount rate, in %		3	28	14
			Loss severity, in %		16	95	56
			Prepayment rate, in %		0	12	6
			Recovery rate, in %		0	80	14
of which	508	Market comparable	Price, in %		75	104	89
of which	20	Option model	Correlation, in %		50	50	50
			Credit spread, in bp		35	1,156	320
Short-term borrowings	784
of which	61	Discounted cash flow	Credit spread, in bp		1,018	1,089	1,067
			Recovery rate, in %		40	40	40
of which	644	Option model	Buyback probability, in %		50	100	74
			Correlation, in %		(40)	98	64
			Fund gap risk, in %	[3]	0	4	1
			Volatility, in %		2	178	32
Long-term debt	12,665
of which structured notes over one year and up to two years	528
of which	3	Discounted cash flow	Credit spread, in bp		112	112	112
of which	427	Option model	Correlation, in %		(40)	98	71
			Volatility, in %		2	178	31
of which structured notes over two years	11,800
of which	1,570	Discounted cash flow	Credit spread, in bp		(11)	1,089	136
of which	43	Market comparable	Price, in %		0	46	30
of which	9,533	Option model	Buyback probability, in %	[2]	50	100	74
			Correlation, in %		(60)	98	65
			Gap risk, in %	[3]	0	4	1
			Mean reversion, in %	[4]	(55)	(1)	(7)
			Volatility, in %		0	178	27
Other liabilities	1,341	–	–		–	–	–
Total level 3 liabilities at fair value	18,862
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
3 Risk of unexpected large declines in the underlying values occurring between collateral settlement dates.
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
3 Risk of unexpected large declines in the underlying values occurring between collateral settlement dates.
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
Mortality rate
Mortality rate is the primary significant unobservable input for pension swaps. The expected present value of future cash flow of the trades depend on the mortality of individuals in the pension fund who are grouped into categories such as gender, age, pension amount and other factors. In some cases mortality rates include a “scaler” (also referred to as a loading or multiplier) that align mortality projections with historical experience and calibrate to exit level.
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
Investment funds measured at NAV per share
Investments in funds held in trading assets and trading liabilities primarily include positions held in equity funds of funds as an economic hedge for structured notes and derivatives issued to clients that reference the same underlying risk and liquidity terms of the fund. A majority of these funds have limitations imposed on the amount of withdrawals from the fund during the redemption period due to illiquidity of the investments. In other instances, the withdrawal amounts may vary depending on the redemption notice period and are usually larger for the longer redemption notice periods. In addition, penalties may apply if redemption is within a certain time period from initial investment.
Investments in funds held in other investments principally involves private equity securities and, to a lesser extent, publicly traded securities and fund of funds. Several of these investments have redemption restrictions subject to the discretion of the board of directors of the fund and/or redemption is permitted without restriction, but is limited to a certain percentage of total assets or only after a certain date.
For those funds held in trading assets and trading liabilities and funds held in other investments that are nonredeemable, the underlying assets of such funds are expected to be liquidated over the life of the fund, which is generally up to ten years.
The following table pertains to investments in certain entities that calculate NAV per share or its equivalent, primarily private equity and hedge funds. These investments do not have a readily determinable fair value and are measured at fair value using NAV.

Fair value, unfunded commitments and term of redemption conditions of investment funds measured at NAV per share
	2018							2017
end of	Non- redeemable		Redeemable		Total fair value	Unfunded commit- ments		Non- redeemable		Redeemable		Total fair value	Unfunded commit- ments
Fair value of investment funds and unfunded commitments (CHF million)
Debt funds	12		0		12	0		0		0		0	0
Equity funds	103		1,011	[1]	1,114	53		61		992	[2]	1,053	0
Equity funds sold short	(8)		(2)		(10)	0		0		(9)		(9)	0
Funds held in trading assets and trading liabilities	107		1,009		1,116	53		61		983		1,044	0
Debt funds	1		0		1	0		1		0		1	0
Equity funds	130		0		130	43		141		0		141	64
Real estate funds	214		0		214	34		178		0		178	44
Other private equity funds	24		5		29	29		31		0		31	15
Private equity funds	369		5		374	106		351		0		351	123
Debt funds	68		34		102	0		164		75		239	0
Equity funds	14		14		28	0		2		53		55	0
Other hedge funds	2		24		26	0		2		95		97	9
Hedge funds	84		72	[3]	156	0		168		223	[4]	391	9
Equity method investment funds	52		522		574	21		71		1,051		1,122	5
Funds held in other investments	505		599		1,104	127		590		1,274		1,864	137
Total fair value of investment funds and unfunded commitments	612	[5]	1,608		2,220	180	[7]	651	[5]	2,257	[6]	2,908	137	[7]
1
46% of the redeemable fair value amount of equity funds is redeemable on demand with a notice period primarily of less than 30 days, 40% is redeemable on a monthly basis with a notice period of primarily more than 30 days, 13% is redeemable on a quarterly basis with a notice period primarily of more than 45 days and 1% is redeemable on an annual basis with a notice period of less than 30 days.

2
54% of the redeemable fair value amount of equity funds is redeemable on demand with a notice period primarily of less than 30 days, 35% is redeemable on a monthly basis with a notice period primarily of less than 30 days, 9% is redeemable on a quarterly basis with a notice period primarily of more than 45 days and 2% is redeemable on an annual basis with a notice period of more than 60 days.

3
65% of the redeemable fair value amount of hedge funds is redeemable on a quarterly basis with a notice period primarily of more than 60 days and 35% is redeemable on demand with a notice period primarily of less than 30 days.

4
51% of the redeemable fair value amount of hedge funds is redeemable on a quarterly basis with a notice period primarily of more than 45 days, 43% is redeemable on a monthly basis with a notice period primarily of less than 30 days and 6% is redeemable on demand with a notice period primarily of less than 30 days.

5 Includes CHF 102 million and CHF 229 million attributable to noncontrolling interests as of the end of 2018 and 2017, respectively.
6 Includes CHF 167 million attributable to noncontrolling interests as of the end of 2017.
7 Includes CHF 23 million and CHF 53 million attributable to noncontrolling interests as of the end of 2018 and 2017, respectively.
Assets measured at fair value on a nonrecurring basis
Certain assets and liabilities are measured at fair value on a nonrecurring basis; that is, they are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances, for example, when there is evidence of impairment. Nonrecurring measurements are completed as of the end of the period unless otherwise stated.
Assets measured at fair value on a nonrecurring basis
end of	2018	2017
CHF billion
Assets held-for-sale recorded at fair value on a nonrecurring basis	0.0	0.1
of which level 2	0.0	0.1
The Group typically uses nonfinancial assets measured at fair value on a recurring or nonrecurring basis in a manner that reflects their highest and best use.

Fair value option
The Group has availed itself of the simplification in accounting offered under the fair value option. This has been accomplished generally by electing the fair value option, both at initial adoption and for subsequent transactions, on items impacted by the hedge accounting requirements of US GAAP. For instruments for which hedge accounting could not be achieved but for which the Group is economically hedged, the Group has generally elected the fair value option. Where the Group manages an activity on a fair value basis but previously has been unable to achieve fair value accounting, the Group has generally utilized the fair value option to align its financial accounting to its risk management reporting.
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
Due to banks and customer deposits
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
Long-term debt
The Group’s long-term debt includes hybrid debt instruments with embedded derivative features as described above in short-term borrowings. The Group’s long-term debt also includes debt issuances managed by the Treasury department that do not contain derivative features (vanilla debt). The Group actively manages the interest rate risk on these instruments with derivatives. In particular, fixed-rate debt is hedged with receive-fixed, pay-floating interest rate swaps. The Group elected to fair value fixed-rate debt upon implementation of the fair value option on January 1, 2007, with changes in fair value recognized as a component of trading revenues. The Group did not elect to apply the fair value option to fixed-rate debt issued by the Group since January 1, 2008, but instead applies hedge accounting.
Other liabilities
Other liabilities include liabilities of VIEs and mortgage securitizations that do not meet the criteria for sale treatment under US GAAP. The Group elected the fair value option for these types of transactions.
Difference between the aggregate fair value and unpaid principal balances of fair value option-elected financial instruments
	2018			2017
end of	Aggregate fair value	Aggregate unpaid principal	Difference	Aggregate fair value	Aggregate unpaid principal	Difference
Financial instruments (CHF million)
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	81,818	81,637	181	77,498	76,643	855
Loans	14,873	15,441	(568)	15,307	15,372	(65)
Other assets [1]	6,706	9,240	(2,534)	8,468	10,910	(2,442)
Due to banks and customer deposits	(859)	(778)	(81)	(907)	(861)	(46)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(14,828)	(14,827)	(1)	(15,262)	(15,180)	(82)
Short-term borrowings	(8,068)	(8,647)	579	(11,019)	(11,104)	85
Long-term debt	(63,935)	(70,883)	6,948	(63,628)	(63,759)	131
Other liabilities	(2,068)	(3,125)	1,057	(661)	(1,716)	1,055

Non-performing and non-interest-earning loans [2]	640	3,493	(2,853)	708	3,375	(2,667)
1 Primarily loans held-for-sale.
2 Included in loans or other assets.

Gains and losses on financial instruments
	2018		2017		2016
in	Net gains/ (losses)		Net gains/ (losses)		Net gains/ (losses)
Financial instruments (CHF million)
Interest-bearing deposits with banks	2	[1]	13	[1]	4	[1]
of which related to credit risk	(10)		0		1
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	2,451	[1]	2,206	[1,4]	1,440	[1]
Other investments	241	[3]	216	[2]	212	[2]
of which related to credit risk	(1)		(4)		(3)
Loans	717	[1]	1,542	[1]	1,643	[1]
of which related to credit risk	(296)		7		(16)
Other assets	770	[1]	480	[1]	(518)	[2]
of which related to credit risk	61		96		(199)
Due to banks and customer deposits	(39)	[2]	1	[2]	(12)	[1]
of which related to credit risk	(37)		5		(22)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(890)	[1]	(418)	[1,4]	(112)	[1]
Short-term borrowings	2,807	[2]	(512)	[2]	323	[2]
of which related to credit risk	(5)		(23)		(4)
Long-term debt	4,206	[2]	(6,857)	[2]	(1,235)	[2]
of which related to credit risk	7		(32)		22
Other liabilities	73	[3]	183	[3]	456	[2]
of which related to credit risk	4		83		306
1 Primarily recognized in net interest income.
2 Primarily recognized in trading revenues.
3 Primarily recognized in other revenues.
4 Prior period has been corrected.
The impact of credit risk on assets presented in the table above has been calculated as the component of the total change in fair value, excluding the impact of changes in base or risk-free interest rates. The impact of changes in own credit risk on liabilities presented in the table above has been calculated as the difference between the fair values of those instruments as of the reporting date and the theoretical fair values of those instruments calculated by using the yield curve prevailing at the end of the reporting period, adjusted up or down for changes in the Group’s own credit spreads from the transition date to the reporting date.
Interest income and expense, which are calculated based on contractual rates specified in the transactions, are recorded in the consolidated statements of operations depending on the nature of the instrument and its related market convention. When interest is included as a component of the change in the instrument’s fair value, it is included in trading revenues. Otherwise, it is included in interest and dividend income or interest expense. Interest and dividend income is recognized separately from trading revenues.

Gains and losses attributable to changes in instrument-specific credit risk on fair value option elected liabilities
The following table provides additional information regarding the gains and losses attributable to changes in instrument-specific credit risk on fair value option elected liabilities, which have been recorded in AOCI. The table includes both the amount of change during the period and the cumulative amount that were attributable to the changes in instrument-specific credit risk. In addition, the table includes the gains and losses related to instrument-specific credit risk, which were previously recorded in AOCI but have been transferred to net income during the period.
Gains/(losses) attributable to changes in instrument-specific credit risk
	Gains/(losses) recorded into AOCI			[1]	Gains/(losses) recorded in AOCI transferred to net income		[1]
in	2018	Cumulative	2017		2018	2017
Financial instruments (CHF million)
Customer deposits	36	(21)	(15)		(6)	0
Short-term borrowings	6	(53)	(63)		2	0
Long-term debt	1,603	(924)	(1,957)		53	32
of which treasury debt over two years	759	84	(702)		0	0
of which structured notes over two years	774	(1,060)	(1,246)		53	27
Total	1,645	(998)	(2,035)		49	32
1 Amounts are reflected gross of tax.
Financial instruments not carried at fair value
The “Carrying value and fair value of financial instruments not carried at fair value” table provides the carrying value and fair value of financial instruments which are not carried at fair value in the consolidated balance sheet. The disclosure excludes all non-financial instruments such as lease transactions, real estate, premises and equipment, equity method investments and pension and benefit obligations.

Carrying value and fair value of financial instruments not carried at fair value
	Carrying value	Fair value
end of		Level 1	Level 2	Level 3	Total
2018 (CHF million)
Financial assets
Central banks funds sold, securities purchased under resale agreements and securities borrowing transactions	35,277	0	35,243	35	35,278
Loans	269,147	0	269,825	7,047	276,872
Other financial assets [1]	117,353	99,976	16,750	797	117,523
Financial liabilities
Due to banks and customer deposits	375,403	196,674	178,755	0	375,429
Central banks funds purchased, securities sold under repurchase agreements and securities lending transactions	9,795	0	9,795	0	9,795
Short-term borrowings	13,857	0	13,859	0	13,859
Long-term debt	90,373	0	89,651	854	90,505
Other financial liabilities [2]	16,357	0	16,101	184	16,285
2017 (CHF million)
Financial assets
Central banks funds sold, securities purchased under resale agreements and securities borrowing transactions	37,848	0	37,848	0	37,848
Loans	260,093	0	264,290	3,212	267,502
Other financial assets [1,3]	170,870	109,645	60,469	1,109	171,223
Financial liabilities
Due to banks and customer deposits	372,867	201,575	171,281	0	372,856
Central banks funds purchased, securities sold under repurchase agreements and securities lending transactions	11,233	0	11,233	0	11,233
Short-term borrowings	14,871	0	14,870	0	14,870
Long-term debt	109,403	0	112,488	235	112,723
Other financial liabilities [2,3]	61,316	0	61,131	172	61,303
1
Primarily includes cash and due from banks, interest-bearing deposits with banks, loans held-for-sale, cash collateral on derivative instruments, interest and fee receivables and non-marketable equity securities.

2 Primarily includes cash collateral on derivative instruments and interest and fee payables.
3 2017 balances included brokerage receivables and payables, which, effective January 1, 2018, were no longer included due to the adoption of ASU 2016-01.
36 Assets pledged and collateral
Assets pledged
The Group pledges assets mainly for repurchase agreements and other securities financing. Certain pledged assets may be encumbered, meaning they have the right to be sold or repledged. The encumbered assets are parenthetically disclosed on the consolidated balance sheet.
Assets pledged
end of	2018	2017
CHF million
Total assets pledged or assigned as collateral	117,895	130,038
of which encumbered	58,672	73,189
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
Collateral
end of	2018	2017
CHF million
Fair value of collateral received with the right to sell or repledge	406,389	433,190
of which sold or repledged	193,267	212,155
Other information
end of	2018	2017
CHF million
Swiss National Bank required minimum liquidity reserves	2,042	2,043
Other cash and securities restricted under Swiss and foreign regulations for financial institutions	25,139	26,969

37 Capital adequacy
The Group is subject to the Basel III framework, as implemented in Switzerland, as well as Swiss legislation and regulations for systemically important banks (Swiss Requirements), which include capital, liquidity, leverage and large exposure requirements and rules for emergency plans designed to maintain systemically relevant functions in the event of threatened insolvency. The legislation implementing the Basel III framework in Switzerland in respect of capital requirements for systemically relevant banks, including the Group, goes beyond the Basel III minimum standards for systemically relevant banks. The Swiss total loss-absorbing capacity (TLAC) standards are being phased in from 2016 through 2019 and are fully effective on January 1, 2020. The Group, which is subject to regulation by FINMA, has based its capital adequacy calculations on US GAAP financial statements, as permitted by FINMA Circular 2013/1.
The Swiss regulation framework includes certain requirements for Swiss banks classified as systemically important banks operating internationally, such as the Group. It contains two different minimum requirements for loss-absorbing capacity: global systemically important banks must hold sufficient capital that absorbs losses to ensure continuity of service (going concern requirement), and they must issue sufficient debt instruments to fund an orderly resolution without recourse to public resources (gone concern requirement). Going concern capital and gone concern capital together form the Group’s total loss-absorbing capacity. The going concern and gone concern requirements are generally aligned with the Financial Stability Board’s total loss-absorbing capacity standard. The Swiss requirements are subject to phase-in and grandfathering provisions for certain outstanding instruments, and have to be fully applied by January 1, 2020. Banks that do not maintain the minimum requirements may be limited in their ability to pay dividends and make discretionary bonus payments and other earnings distributions.
The Group’s balance sheet positions and off-balance sheet exposures translate into risk-weighted assets, which are categorized as credit, market and operational risk-weighted assets. When assessing risk-weighted assets, it is not the nominal size, but rather the nature (including risk mitigation such as collateral or hedges) of the balance sheet positions or off-balance sheet exposures that determines the risk-weighted assets.
Leverage exposure consists of period-end balance sheet assets and prescribed regulatory adjustments.
Capital ratios measure the Group’s capital components against risk-weighted assets and leverage ratios measure them against the end-of-period leverage exposure.
As of December 31, 2018 and 2017, the Group’s capital position exceeds its capital requirements under the regulatory provisions outlined under Swiss Requirements.
Broker-dealer operations
Certain of the Group’s broker-dealer subsidiaries are also subject to capital adequacy requirements. As of December 31, 2018 and 2017, the Group and its subsidiaries complied with all applicable regulatory capital adequacy requirements.
Swiss metrics
	Phase-in
end of	2018	2017
Swiss capital (CHF million)
Swiss CET1 capital	35,719	36,567
Going concern capital	49,443	53,131
Gone concern capital	35,678	35,712
Total loss-absorbing capacity	85,121	88,843
Swiss risk-weighted assets and leverage exposure (CHF million)
Swiss risk-weighted assets	285,193	273,436
Leverage exposure	881,386	919,053
Swiss capital ratios (%)
Swiss CET1 ratio	12.5	13.4
Going concern capital ratio	17.3	19.4
Gone concern capital ratio	12.5	13.1
TLAC ratio	29.8	32.5
Swiss leverage ratios (%)
Swiss CET1 leverage ratio	4.1	4.0
Going concern leverage ratio	5.6	5.8
Gone concern leverage ratio	4.0	3.9
TLAC leverage ratio	9.7	9.7
Swiss capital ratio requirements (%)
Swiss CET1 ratio requirement	9.46	9.0
Going concern capital ratio requirement	12.86	12.0
Gone concern capital ratio requirement	8.9	6.2
TLAC ratio requirement	21.76	18.2
Swiss leverage ratio requirements (%)
Swiss CET1 leverage ratio requirement	2.9	2.6
Going concern leverage ratio requirement	4.0	3.5
Gone concern leverage ratio requirement	3.0	2.0
TLAC leverage ratio requirement	7.0	5.5

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
As of December 31, 2018 and 2017, Credit Suisse Group AG was not subject to restrictions on its ability to pay the proposed dividends.
38 Assets under management
The following disclosure provides information regarding client assets, assets under management and net new assets as regulated by FINMA.
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
The initial classification of the assets may not be permanent as the nature of the client relationship is reassessed on an on-going basis. If changes in client intent or activity warrant reclassification between client asset categories, the required reclassification adjustments are made immediately when the change in intent or activity occurs. Reclassifications between assets under management and assets held for transaction-related or custodial purposes result in corresponding net asset inflows or outflows. Effective as of January 1, 2019, the Group updated its assets under management policy primarily to introduce more specific criteria to evaluate whether client assets qualify as assets under management. The introduction of this updated policy is expected to result in a reclassification of approximately CHF 19 billion of assets under management to assets under custody which will be reflected as a structural effect in the first quarter of 2019.
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
Assets under management
end of	2018	2017
CHF billion
Assets in collective investment instruments managed by Credit Suisse	186.4	185.2
Assets with discretionary mandates	256.5	267.3
Other assets under management	904.4	923.6
Assets under management (including double counting)	1,347.3	1,376.1
of which double counting	44.2	46.2

Changes in assets under management
	2018	2017
Assets under management (CHF billion)
Balance at beginning of period [1]	1,376.1	1,251.1
Net new assets/(net asset outflows)	56.5	37.8
Market movements, interest, dividends and foreign exchange	(68.2)	86.7
of which market movements, interest and dividends [2]	(55.1)	88.9
of which foreign exchange	(13.1)	(2.2)
Other effects	(17.1)	0.5
Balance at end of period	1,347.3	1,376.1
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
Litigation provisions
2018
CHF million
Balance at beginning of period	749
Increase in litigation accruals	503
Decrease in litigation accruals	(91)
Decrease for settlements and other cash payments	(481)
Foreign exchange translation	1
Balance at end of period	681
The Group’s aggregate litigation provisions include estimates of losses, additional losses or ranges of loss for proceedings for which such losses are probable and can be reasonably estimated. The Group does not believe that it can estimate an aggregate range of reasonably possible losses for certain of its proceedings because of their complexity, the novelty of some of the claims, the early stage of the proceedings, the limited amount of discovery that has occurred and/or other factors. The Group’s estimate of the aggregate range of reasonably possible losses that are not covered by existing provisions for the proceedings discussed below for which the Group believes an estimate is possible is zero to CHF 1.4 billion.
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
Enron-related litigation
Credit Suisse Securities (USA) LLC (CSS LLC) and certain of its affiliates, together with Deutsche Bank Securities Inc., Deutsche Bank AG, and Merrill Lynch & Co., Inc., were named as defendants in an Enron-related action, Silvercreek Management Inc. v. Citigroup, Inc., et al., in the US District Court for the Southern District of New York (SDNY). In this action, plaintiffs asserted they relied on Enron’s financial statements, and sought to hold the defendants responsible for any inaccuracies in Enron’s financial statements. The plaintiffs sought to assert federal and state law claims relating to its alleged USD 280 million in losses relating to its Enron investments. On November 10, 2017, the defendants filed motions for summary judgment. On September 28, 2018, the SDNY granted in part and denied in part the defendants’ motions for summary judgment, dismissing certain claims. On December 28, 2018, CSS LLC and its affiliates, together with Deutsche Bank Securities Inc., Deutsche Bank AG, and Merrill Lynch & Co., Inc. executed an agreement with the plaintiffs to settle this litigation. On January 10, 2019, the SDNY entered an order of final judgment dismissing with prejudice all claims against those defendants. This ends the last of CSS LLC and its affiliates’ Enron-related litigation.
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

DOJ RMBS settlement
As previously disclosed, on January 18, 2017, CSS LLC and its current and former US subsidiaries and US affiliates reached a settlement with the DOJ related to its legacy RMBS business, a business conducted through 2007. The settlement resolved potential civil claims by the DOJ related to certain of those Credit Suisse entities’ packaging, marketing, structuring, arrangement, underwriting, issuance and sale of RMBS. Pursuant to the terms of the settlement a civil monetary penalty was paid to the DOJ in January 2017. The settlement also required the above-mentioned entities to provide a specified amount of consumer relief measures, including affordable housing payments and loan forgiveness, within five years of the settlement, and the DOJ and Credit Suisse agreed to the appointment of an independent monitor to oversee the completion of the consumer relief requirements of the settlement. The monitor has published reports on October 27, 2017, February 20, 2018 and August 31, 2018 noting Credit Suisse’s cooperation and progress toward satisfaction of the consumer relief requirements.
NYAG and NJAG litigation
Following an investigation, on November 20, 2012, the New York Attorney General (NYAG), on behalf of the State of New York, filed a civil action in the Supreme Court for the State of New York, New York County (SCNY) against CSS LLC and affiliated entities in their roles as issuer, sponsor, depositor and/or underwriter of RMBS transactions prior to 2008. The complaint, which referenced 64 RMBS issued, sponsored, deposited and underwritten by CSS LLC and its affiliates in 2006 and 2007, alleged that CSS LLC and its affiliates misled investors regarding the due diligence and quality control performed on the mortgage loans underlying the RMBS at issue, and sought an unspecified amount of damages. On June 12, 2018, the New York State Court of Appeals ordered the partial dismissal of the NYAG’s complaint, holding that the NYAG’s claim pursuant to New York’s Martin Act was time-barred and remanding the action to the SCNY for further proceedings on the NYAG’s claim pursuant to New York’s Executive Law. On December 31, 2018, pursuant to a settlement that resolved all claims by the NYAG against CSS LLC and its affiliates, the NYAG filed with the SCNY a stipulation dismissing its action with prejudice. The settlement required the Credit Suisse defendants to pay USD 10 million to the State of New York. This ends the action with the NYAG against CSS LLC and its affiliates. On December 18, 2013, the New Jersey Attorney General (NJAG), on behalf of the State of New Jersey, filed a civil action in the Superior Court of New Jersey, Chancery Division, Mercer County (SCNJ), against CSS LLC and affiliated entities in their roles as issuer, sponsor, depositor and/or underwriter of RMBS transactions prior to 2008. The original complaint, which referenced 13 RMBS issued, sponsored, deposited and underwritten by CSS LLC and its affiliates in 2006 and 2007, alleges that CSS LLC and its affiliates misled investors and engaged in fraud or deceit in connection with the offer and sale of RMBS, and seeks an unspecified amount of damages. On August 21, 2014, the SCNJ dismissed without prejudice the action brought against CSS LLC and its affiliates by the NJAG. On September 4, 2014, the NJAG filed an amended complaint against CSS LLC and its affiliates, asserting additional allegations but not expanding the number of claims or RMBS referenced in the original complaint. The NJAG action is at an intermediate procedural stage.
Civil litigation
CSS LLC and/or certain of its affiliates have also been named as defendants in various civil litigation matters related to their roles as issuer, sponsor, depositor, underwriter and/or servicer of RMBS transactions. These cases include or have included class action lawsuits, actions by individual investors in RMBS, actions by monoline insurance companies that guaranteed payments of principal and interest for certain RMBS, and repurchase actions by RMBS trusts, trustees and/or investors. Although the allegations vary by lawsuit, plaintiffs in the class actions and individual investor actions have generally alleged that the offering documents of securities issued by various RMBS securitization trusts contained material misrepresentations and omissions, including statements regarding the underwriting standards pursuant to which the underlying mortgage loans were issued; monoline insurers allege that loans that collateralize RMBS they insured breached representations and warranties made with respect to the loans at the time of securitization and that they were fraudulently induced to enter into the transactions; and repurchase action plaintiffs generally allege breached representations and warranties in respect of mortgage loans and failure to repurchase such mortgage loans as required under the applicable agreements. The amounts disclosed below do not reflect actual realized plaintiff losses to date or anticipated future litigation exposure. Rather, unless otherwise stated, these amounts reflect the original unpaid principal balance amounts as alleged in these actions and do not include any reduction in principal amounts since issuance. Further, unless otherwise stated, amounts attributable to an “operative pleading” for the individual investor actions are not altered for settlements, dismissals or other occurrences, if any, that may have caused the amounts to change subsequent to the operative pleading. In addition to the mortgage-related actions discussed below, a number of other entities have threatened to assert claims against CSS LLC and/or its affiliates in connection with various RMBS issuances.
Individual investor actions
CSS LLC and, in some instances, its affiliates, as an RMBS issuer, underwriter and/or other participant, along with other defendants, have been named as defendants in: (i) one action brought by the Federal Deposit Insurance Corporation (FDIC), as receiver for Citizens National Bank and Strategic Capital Bank, in the SDNY, in which claims against CSS LLC and its affiliates relate to approximately USD 28 million of the RMBS at issue (approximately 20% of the USD 141 million at issue against all defendants in the operative pleading); (ii) two actions brought by the FDIC, as receiver for Colonial Bank: one action in the SDNY, in which claims against CSS LLC relate to approximately USD 92 million of the RMBS at issue (approximately 23% of the USD 394 million at issue against all defendants in the operative pleading); and one action in the Circuit Court of Montgomery County, Alabama, in which claims against CSS LLC and its affiliates relate to approximately USD 139 million of the RMBS at issue (approximately 45% of the USD 311 million at issue against all defendants in the operative pleading), reduced from approximately USD 153 million following the February 14, 2017 dismissal with prejudice of claims pertaining to one RMBS offering on which CSS LLC and its affiliates were sued, and which has a trial scheduled to begin in April 2019; (iii) one action brought by the Federal Home Loan Bank of Seattle (FHLB Seattle) in Washington state court, in which claims against CSS LLC and its affiliates currently on appeal relate to approximately USD 145 million of the RMBS at issue, reduced from approximately USD 249 million of RMBS at issue; these claims were dismissed with prejudice in the trial court’s May 4, 2016 summary judgment order; on May 3, 2018, the Washington State Supreme Court granted FHLB Seattle’s petition for review of the Washington State Court of Appeals’ decision affirming the trial court’s dismissal of FHLB Seattle’s claims; and (iv) one action brought by the Federal Home Loan Bank of Boston in Massachusetts state court, in which claims against CSS LLC and its affiliates relate to approximately USD 333 million of the RMBS at issue, reduced from USD 373 million (approximately 6% of the USD 5.7 billion at issue against all defendants in the operative pleading) following the October 27, 2015 stipulation of voluntary dismissal with prejudice of claims pertaining to a certain RMBS offering on which CSS LLC and its affiliates were sued. These actions are at various procedural stages.
CSS LLC and certain of its affiliates are the only defendants named in an action brought by IKB Deutsche Industriebank AG and affiliated entities in the SCNY, in which claims against CSS LLC and its affiliates relate to approximately USD 97 million of RMBS at issue; this action is at an intermediate procedural stage. CSS LLC and an affiliate were defendants in an action brought by Royal Park Investments SA/NV (Royal Park) in the SCNY, in which claims against CSS LLC and its affiliate related to approximately USD 360 million of RMBS at issue; on October 9, 2018, the Appellate Division First Department of the SCNY (First Department) affirmed the trial court’s dismissal with prejudice of all claims against CSS LLC and its affiliate and, on January 15, 2019, the New York State Court of Appeals denied Royal Park’s request to further appeal.
As disclosed in Credit Suisse’s quarterly Financial Reports for 2018, individual investor actions discontinued during the course of 2018 included the following: (i) on July 19, 2018, following a settlement, the Tennessee state court presiding in the action brought by the Tennessee Consolidated Retirement System dismissed with prejudice all claims against CSS LLC relating to approximately USD 24 million of RMBS at issue; and (ii) on July 27, 2018, following a settlement, the SCNY presiding in the action brought by Phoenix Light SF Ltd. and affiliated entities dismissed with prejudice all claims against CSS LLC and its affiliates related to approximately USD 281 million of RMBS at issue.
Monoline insurer disputes
CSS LLC and certain of its affiliates are defendants in one monoline insurer action pending in the SCNY, commenced by MBIA Insurance Corp. (MBIA) as guarantor for payments of principal and interest related to approximately USD 770 million of RMBS issued in an offering sponsored by the Credit Suisse defendants. One theory of liability advanced by MBIA is that an affiliate of CSS LLC must repurchase certain mortgage loans from the trusts at issue. MBIA claims that the vast majority of the underlying mortgage loans breach certain representations and warranties, and that the affiliate has failed to repurchase the allegedly defective loans. In addition, MBIA brought claims for fraudulent inducement, material misrepresentations, breaches of warranties, repurchase obligations, and reimbursement. MBIA submitted repurchase demands for loans with an original principal balance of approximately USD 549 million. On March 31, 2017, the SCNY granted in part and denied in part both parties’ respective summary judgment motions, which resulted, among other things, in the dismissal of MBIA’s fraudulent inducement claim with prejudice. On September 13, 2018, the First Department issued a decision that, among other things, affirmed the dismissal of MBIA’s fraudulent inducement claim with prejudice. The First Department also ruled in favor of CSS LLC and certain of its affiliates on their cross-appeal, reversing the trial court’s interpretation of certain representations and warranties and ruling that their meaning should be decided at trial. Following its decision, the First Department remanded the action to the trial court for further proceedings. Trial in this action is scheduled to begin in July 2019.
Repurchase litigations
DLJ Mortgage Capital, Inc. (DLJ) is a defendant in: (i) one action brought by Asset Backed Securities Corporation Home Equity Loan Trust, Series 2006-HE7, in which plaintiff alleges damages of not less than USD 341 million, which will proceed in the SCNY following the resolution of a previously pending appeal; (ii) one action brought by Home Equity Asset Trust, Series 2006-8, in which plaintiff alleges damages of not less than USD 436 million; (iii) one action brought by Home Equity Asset Trust 2007-1, in which plaintiff alleges damages of not less than USD 420 million; (iv) one action brought by Home Equity Asset Trust Series 2007-3, in which plaintiff alleges damages of not less than USD 206 million, which was dismissed without prejudice by order of the SCNY on December 21, 2015 with leave to restore within one year and which plaintiff moved to restore on December 20, 2016, which the court granted on March 15, 2017 by restoring the case to active status; (v) one action brought by Home Equity Asset Trust 2007-2, in which plaintiff alleges damages of not less than USD 495 million; and (vi) one action brought by CSMC Asset-Backed Trust 2007-NC1, in which no damages amount is alleged. DLJ and its affiliate, Select Portfolio Servicing, Inc. (SPS), are defendants in: one action brought by Home Equity Mortgage Trust Series 2006-1, Home Equity Mortgage Trust Series 2006-3 and Home Equity Mortgage Trust Series 2006-4, in which plaintiffs allege damages of not less than USD 730 million, and allege that SPS obstructed the investigation into the full extent of the defects in the mortgage pools by refusing to afford the trustee reasonable access to certain origination files; and one action brought by Home Equity Mortgage Trust Series 2006-5, in which plaintiff alleges damages of not less than USD 500 million, and alleges that SPS likely discovered DLJ’s alleged breaches of representations and warranties but did not notify the trustee of such breaches, in alleged violation of its contractual obligations. These actions are brought in the SCNY and are at various procedural stages.

As disclosed in Credit Suisse’s fourth quarter Financial Report of 2013, the following repurchase actions were dismissed with prejudice in 2013: the three consolidated actions brought by Home Equity Asset Trust 2006-5, Home Equity Asset Trust 2006-6 and Home Equity Asset Trust 2006-7 against DLJ. Those dismissals were upheld by the New York State Court of Appeals on February 19, 2019. Separately, a notice of appeal has been filed before the First Department in these consolidated actions from the SCNY’s April 2017 denial of plaintiffs’ request that its 2013 dismissal decision be modified to allow plaintiffs to assert new claims not previously included in plaintiffs’ consolidated complaint.
Bank loan litigation
On January 3, 2010, Credit Suisse AG and certain of its affiliates were named as defendants in a lawsuit filed in the US District Court for the District of Idaho by current or former homeowners in four real estate developments, Tamarack Resort, Yellowstone Club, Lake Las Vegas and Ginn Sur Mer. Credit Suisse defendants in this matter arranged, and acted as the agent bank for, syndicated loans provided to borrowers affiliated with all four developments, and who have been or are now in bankruptcy or foreclosure. Plaintiffs generally allege that Credit Suisse defendants committed fraud by using an unaccepted appraisal method to overvalue the properties with the intention of having the borrowers take out loans they could not repay because it would allow Credit Suisse defendants to later push the borrowers into bankruptcy and take ownership of the properties. Plaintiffs demanded USD 24 billion in damages. Cushman & Wakefield, the appraiser for the properties at issue, was also named as a defendant. After the filing of amended complaints and motions to dismiss, the claims were significantly reduced. On September 24, 2013, the court denied the plaintiffs’ motion for class certification so the case could not proceed as a class action. On February 5, 2015, the court granted plaintiffs’ motion for leave to file an amended complaint, adding additional individual plaintiffs. On April 13, 2015, the court granted plaintiffs’ motion for leave to add a claim for punitive damages. On November 20, 2015, the plaintiffs moved for partial summary judgment, which the defendants opposed on December 14, 2015. On December 18, 2015, the defendants filed motions for summary judgment. On July 27, 2016, the US District Court for the District of Idaho granted the defendants’ motions for summary judgment, dismissing the case with prejudice. On April 26, 2018, the United States Court of Appeals for the Ninth Circuit affirmed the granting of summary judgment for Credit Suisse AG and certain of its affiliates.
CSS LLC and certain of its affiliates are the subject of certain other related litigation regarding certain of these loans as well as other similar real estate developments. Such litigation includes two cases brought in Texas and New York state courts by entities related to Highland Capital Management LP (Highland). In the case in Texas state court, a jury trial was held in December 2014 on Highland’s claim for fraudulent inducement by affirmative misrepresentation and omission. A verdict was issued for the plaintiff on its claim for fraudulent inducement by affirmative misrepresentation, but the jury rejected its claim that CSS LLC and an affiliate had committed fraudulent inducement by omission. The Texas judge held a bench trial on Highland’s remaining claims in May and June 2015, and entered judgment in the amount of USD 287 million (including prejudgment interest) for the plaintiff on September 4, 2015. Both parties appealed and on February 21, 2018 the appeals court affirmed the lower court’s decision. On March 7, 2018, the defendants filed a motion for rehearing with the appeals court. On April 2, 2018, the motion for rehearing with the appeals court was denied. On July 18, 2018, the defendants filed a request for review by the Texas Supreme Court. On December 14, 2018, the court issued an order requiring briefs on the merits in the request for review. In the case in New York state court, the court granted in part and denied in part CSS LLC and certain of its affiliates’ summary judgment motion. Both parties appealed that decision, but the appellate court affirmed the decision in full. CSS LLC and certain of its affiliates separately sued Highland-managed funds on related trades and received a favorable judgment awarding both principal owed and prejudgment interest. Highland appealed the portion of the judgment awarding prejudgment interest, however the original decision was affirmed in its entirety. The parties subsequently agreed to settle the amount owed by the Highland-managed funds under the judgment.
Tax and securities law matters
On May 19, 2014, Credit Suisse AG entered into settlement agreements with several US regulators regarding its US cross-border matters. As part of the agreements, Credit Suisse AG, among other things, engaged an independent corporate monitor that reports to the New York State Department of Financial Services. As of July 31, 2018, the monitor has concluded both his review and his assignment.
Rates-related matters
Regulatory matters
Regulatory authorities in a number of jurisdictions, including the US, UK, EU and Switzerland, have for an extended period of time been conducting investigations into the setting of LIBOR and other reference rates with respect to a number of currencies, as well as the pricing of certain related derivatives. These ongoing investigations have included information requests from regulators regarding LIBOR-setting practices and reviews of the activities of various financial institutions, including Credit Suisse Group AG, which is a member of three LIBOR rate-setting panels (US Dollar LIBOR, Swiss Franc LIBOR and Euro LIBOR). Credit Suisse is cooperating fully with these investigations. In particular, it has been reported that regulators are investigating whether financial institutions engaged in an effort to manipulate LIBOR, either individually or in concert with other institutions, in order to improve market perception of these institutions’ financial health and/or to increase the value of their proprietary trading positions. In response to regulatory inquiries, Credit Suisse commissioned a review of these issues. To date, Credit Suisse has seen no evidence to suggest that it is likely to have any material exposure in connection with these issues.

Regulatory authorities in a number of jurisdictions, including the Swiss Competition Commission (COMCO), the European Commission (Commission), the South African Competition Commission, and the Brazilian Competition Authority have been conducting investigations into the trading activities, information sharing and the setting of benchmark rates in the foreign exchange (including electronic trading) markets.
On March 31, 2014, COMCO announced its formal investigation of numerous Swiss and international financial institutions, including Credit Suisse Group AG, in relation to the setting of exchange rates in foreign exchange trading. Credit Suisse continues to cooperate with this ongoing investigation.
On July 26, 2018, Credit Suisse Group AG and certain affiliates received a Statement of Objections from the Commission, alleging that Credit Suisse entities engaged in anticompetitive practices in connection with their foreign exchange trading business. The Statement of Objections sets out the Commission’s preliminary views and does not prejudge the final outcome of its investigation.
The reference rates investigations have also included information requests from regulators concerning supranational, sub-sovereign and agency (SSA) bonds and commodities (including precious metals) markets. Credit Suisse is cooperating fully with these investigations.
On December 20, 2018, Credit Suisse Group AG and Credit Suisse (Securities) Europe Limited received a Statement of Objections from the Commission, alleging that Credit Suisse entities engaged in anticompetitive practices in connection with its supranational, sub-sovereign, and agency (SSA) bonds trading business. The Statement of Objections sets out the Commission’s preliminary views and does not prejudge the final outcome of its investigation.
The investigations are ongoing and it is too soon to predict the final outcome of the investigations.
Civil litigation
USD LIBOR litigation
Beginning in 2011, certain Credit Suisse entities were named in various civil lawsuits filed in the US, alleging banks on the US dollar LIBOR panel manipulated US dollar LIBOR to benefit their reputation and increase profits. All but one of these matters have been consolidated for pre-trial purposes into a multi-district litigation in the SDNY. The majority of the actions have been stayed since their outset, while a handful of individual actions and putative class actions have been proceeding. The Credit Suisse entities have been dismissed from all non-stayed putative class actions.
In a series of rulings between 2013 and 2018 on motions to dismiss, the SDNY (i) narrowed the claims against the Credit Suisse entities and the other defendants (dismissing antitrust, Racketeer Influenced and Corrupt Organizations Act (RICO), Commodity Exchange Act, and state law claims), (ii) narrowed the set of plaintiffs who may bring claims, and (iii) narrowed the set of defendants in the LIBOR actions (including the dismissal of several Credit Suisse entities from various cases on personal jurisdiction grounds). The plaintiffs have appealed several of the SDNY’s rulings to the United States Court of Appeals for the Second Circuit (Second Circuit). On February 23, 2018, the Second Circuit issued a decision in an appeal of one individual (non-class) action that largely affirmed the SDNY’s rulings, including upholding the dismissal of certain state law and securities law claims as to Credit Suisse Group AG, but vacated certain rulings and remanded the case for further proceedings. Another consolidated Second Circuit appeal is still pending.
Separately, on May 4, 2017, the plaintiffs in the three non-stayed putative class actions moved for class certification. On February 28, 2018, the SDNY denied certification in two of the actions and granted certification over a single antitrust claim in an action brought by over-the-counter purchasers of LIBOR-linked derivatives. In the same decision, the court dismissed Credit Suisse AG, the only remaining Credit Suisse entity in the action, from the over-the-counter action. All parties moved for immediate appellate review of the class-certification decisions, and the Second Circuit denied their petitions for review.
On June 15, 2018, plaintiffs in several non-class actions filed amended complaints or filed for leave to amend their currently operative complaints. On July 13, 2018, defendants moved to dismiss the amended complaints and opposed leave to amend.
In the one matter that is not consolidated in the multi-district litigation, the SDNY granted the defendants’ motion to dismiss on March 31, 2015. On June 1, 2015, plaintiff filed a motion for leave to file a second amended complaint in the SDNY; defendants’ opposition brief was filed on July 15, 2015. On March 20, 2018, the SDNY denied the plaintiff’s request for leave to file an amended pleading and dismissed the case on the merits. Plaintiff appealed to the Second Circuit.
USD ICE LIBOR litigation
In January 2019, members of the US dollar Intercontinental Exchange (ICE) LIBOR panel, including Credit Suisse Group AG and certain of its affiliates, were named in three civil putative class action lawsuits alleging that panel banks suppressed US dollar ICE LIBOR to benefit defendants’ trading positions. These actions have been consolidated in the SDNY.
CHF LIBOR litigation
In February 2015, various banks that served on the Swiss franc LIBOR panel, including Credit Suisse Group AG, were named in a civil putative class action lawsuit filed in the SDNY, alleging manipulation of Swiss franc LIBOR to benefit defendants’ trading positions. On September 25, 2017, the SDNY granted defendants’ motion to dismiss all claims, but permitted the plaintiffs to file an amended complaint. Defendants filed motions to dismiss the amended complaint on February 7, 2018.

SIBOR/SOR litigation
In July 2016, various banks that served on the Singapore Interbank Offered Rate (SIBOR) and Singapore Swap Offer Rate (SOR) panels, including Credit Suisse Group AG and affiliates, were named in a civil putative class action lawsuit filed in the SDNY, alleging manipulation of SIBOR and SOR to benefit defendants’ trading positions. On August 18, 2017, the SDNY dismissed all claims against Credit Suisse Group AG and affiliates (and various other defendants) but granted the plaintiffs leave to amend their complaint. On October 4, 2018, the SDNY granted in part and denied in part defendants’ motion to dismiss plaintiffs’ second amended complaint, upholding antitrust claims against Credit Suisse AG and other panel bank defendants, but narrowing the claims to those related to Singapore Dollar SIBOR and dismissing all but one plaintiff from the action. The court also dismissed the RICO claims without leave to amend. On October 25, 2018, the remaining plaintiff filed a third amended complaint. The remaining defendants moved to dismiss on November 15, 2018.
Foreign exchange litigation
Credit Suisse Group AG and affiliates as well as other financial institutions are named in five pending civil lawsuits in the SDNY relating to the alleged manipulation of foreign exchange rates.
The first pending matter is a putative consolidated class action. On January 28, 2015, the court denied defendants’ motion to dismiss the original consolidated complaint brought by US-based investors and foreign plaintiffs who transacted in the US, but granted their motion to dismiss the claims of foreign-based investors for transactions outside of the US. In July 2015, plaintiffs filed a second consolidated amended complaint, adding additional defendants and asserting additional claims on behalf of a second putative class of exchange investors. On September 20, 2016, the SDNY granted in part and denied in part a motion to dismiss filed by the Group and affiliates, along with other financial institutions, which reduced the size of the putative class, but allowed the primary antitrust and Commodity Exchange Act claims to survive. On May 31, 2018, plaintiffs served a motion for class certification, which the Group and affiliates opposed on October 25, 2018.
The second pending matter names Credit Suisse AG and affiliates, as well as other financial institutions in a putative class action filed in the SDNY on June 3, 2015. This action is based on the same alleged conduct as the consolidated class action and alleges violations of the US Employee Retirement Income Security Act of 1974 (ERISA). On August 23, 2016, the SDNY granted a motion to dismiss filed by affiliates of Credit Suisse AG, along with other financial institutions. Plaintiffs appealed that decision, and on July 10, 2018, the Second Circuit issued an order affirming in full the SDNY’s decision to dismiss the putative ERISA class action against Credit Suisse AG and affiliates as well as other defendant financial institutions and denying plaintiffs’ request for leave to amend their complaint.
The third pending matter names Credit Suisse Group AG and affiliates, as well as other financial institutions, in a consolidated putative class action filed in the SDNY, alleging manipulation of the foreign exchange market on behalf of indirect purchasers of foreign exchange instruments. On March 15, 2018, the court issued a decision granting defendants’ joint motion to dismiss and dismissing the consolidated complaint in its entirety. On October 25, 2018, the SDNY granted in substantial part plaintiffs’ motion for leave to file a proposed second consolidated class action complaint, which plaintiffs filed on November 28, 2018. On December 20, 2018, the Group, together with other financial institutions, filed a motion to dismiss on the basis of personal jurisdiction.
The fourth pending matter names Credit Suisse Group AG and affiliates in a putative class action filed in the SDNY on July 12, 2017, alleging improper practices in connection with electronic foreign exchange trading. On April 12, 2018, the SDNY granted defendants’ motion to compel arbitration.
The fifth pending matter names Credit Suisse Group AG and affiliates, as well as other financial institutions, in a civil action filed in the SDNY on November 13, 2018. This action is based on the same alleged conduct as the consolidated class action. On March 1, 2019, plaintiffs filed an amended complaint.
Credit Suisse Group AG and certain of its affiliates, together with other financial institutions, have also been named in two Canadian putative class actions, which make allegations similar to the consolidated class action. Further, Credit Suisse Group AG and certain of its affiliates, together with other financial institutions, have also been named in two putative class actions in Israel, which makes allegations similar to the consolidated class action.
ISDAFIX litigation
Credit Suisse AG, New York Branch, and other financial institutions were also named in a consolidated civil class action lawsuit relating to the alleged manipulation of the ISDAFIX rate for US dollars in the SDNY. On April 11, 2016, Credit Suisse AG, New York Branch entered into a settlement agreement with plaintiffs. On June 1, 2018, the SDNY approved plaintiffs’ settlement agreement with Credit Suisse AG, New York Branch, and several other financial institutions. The settlement provides for dismissal of the case with prejudice and a settlement payment of USD 50 million.
Treasury markets litigation
CSS LLC, along with over 20 other primary dealers of US treasury securities, has been named in a number of putative civil class action complaints in the US relating to the US treasury markets. These complaints generally allege that defendants colluded to manipulate US treasury auctions, as well as the pricing of US treasury securities in the when-issued market, with impacts upon related futures and options. These actions have been consolidated into a multi-district litigation in the SDNY. On August 23, 2017, the SDNY appointed lead counsel, and on August 25, 2017, three purported class representatives re-filed their complaints as a collective individual action. On November 15, 2017, plaintiffs filed a consolidated amended class action complaint naming CSS LLC, Credit Suisse Group AG, and Credit Suisse International (CSI), along with a narrower group of other defendants. The consolidated complaint contains previously-asserted allegations as well as new allegations concerning a group boycott to prevent the emergence of anonymous, all-to-all trading in the secondary market for treasury securities. On February 23, 2018, defendants served motions to dismiss on plaintiffs and the SDNY entered a stipulation voluntarily dismissing Credit Suisse Group AG and other defendant holding companies. On March 26, 2018, the SDNY entered a stipulation voluntarily dismissing CSI for lack of personal jurisdiction.
SSA bonds litigation
Credit Suisse Group AG and affiliates, along with other financial institutions and individuals, have been named in several putative class action complaints filed in the SDNY relating to SSA bonds. The complaints generally allege that defendants conspired to fix the prices of SSA bonds sold to and purchased from investors in the secondary market. These actions have been consolidated in the SDNY. On April 7, 2017, plaintiffs filed a consolidated class action complaint. Plaintiffs filed a consolidated amended class action complaint on November 3, 2017, which defendants moved to dismiss on December 12, 2017. On August 24, 2018, the SDNY granted defendants’ motion to dismiss for failure to state a claim, but granted plaintiffs leave to amend. On November 6, 2018, plaintiffs filed a second consolidated amended class action complaint, which defendants moved to dismiss on December 21, 2018.
Separately, on February 7, 2019, Credit Suisse AG and certain of its affiliates, together with other financial institutions and individuals, were named in a putative class action filed in the SDNY, which makes allegations similar to the consolidated class action, but seeks to represent a putative class of indirect purchasers of US dollar SSA bonds where the purchase was made in or connected to New York.
Credit Suisse Group AG and certain of its affiliates, together with other financial institutions, have also been named in two Canadian putative class actions, which make allegations similar to the consolidated class action.
Bank Bill Swap litigation
On August 16, 2016, Credit Suisse Group AG and Credit Suisse AG, along with other financial institutions, were named in a putative class action brought in the SDNY, alleging manipulation of the Australian Bank Bill Swap reference rate. Plaintiffs filed an amended complaint on December 16, 2016, which defendants moved to dismiss on February 24, 2017. On November 26, 2018, the SDNY granted in part and denied in part defendants’ motions to dismiss, including dismissing the complaint in its entirety against Credit Suisse Group AG and Credit Suisse AG. On March 4, 2019, plaintiffs were granted leave to file a second amended complaint.
Mexican government bonds litigation
Credit Suisse AG and affiliates have been named in multiple putative class actions in US federal court alleging a conspiracy among Credit Suisse entities and other dealer banks to manipulate the Mexican government bond market. These actions have been consolidated in the SDNY and on July 18, 2018, plaintiffs filed their consolidated amended complaint. On September 17, 2018, defendants filed motions to dismiss the consolidated amended complaint.
Freddie Mac and Fannie Mae bonds litigation
Since February 22, 2019, Credit Suisse AG and CSS LLC, together with other financial institutions, have been named in multiple putative class action complaints filed in the SDNY, alleging a conspiracy among the financial institutions to fix prices for unsecured bonds issued by Freddie Mac and Fannie Mae.
OTC trading cases
Credit Suisse Group AG and affiliates, along with other financial institutions, have been named in one consolidated putative civil class action complaint and one consolidated complaint filed by individual plaintiffs relating to interest rate swaps, alleging that dealer defendants conspired with trading platforms to prevent the development of interest rate swap exchanges. The individual lawsuits were brought by TeraExchange LLC, a swap execution facility, and affiliates, and Javelin Capital Markets LLC, a swap execution facility, and an affiliate, which claim to have suffered lost profits as a result of defendants’ alleged conspiracy. All interest rate swap actions have been consolidated in a multi-district litigation in the SDNY. Both class and individual plaintiffs filed second amended consolidated complaints on December 9, 2016, which defendants moved to dismiss on January 20, 2017. On July 28, 2017, the SDNY granted in part and denied in part defendants’ motions to dismiss. On February 21, 2018, class plaintiffs moved for leave to amend and file a proposed third amended consolidated class action complaint. On May 10, 2018, the SDNY issued an order granting in part and denying in part class plaintiffs’ motion for leave to amend and file a third amended consolidated class action complaint. The SDNY granted plaintiffs’ motion to add a new plaintiff and factual allegations relating to the claims that survived the motion to dismiss, but denied plaintiffs’ attempt to revive the dismissed claims. On May 30, 2018, plaintiffs filed the third amended complaint.
On June 14, 2018, a new direct action complaint was filed by swap execution facility trueEX LLC. On June 20, 2018, the trueEX LLC complaint was added to the existing multi-district litigation. On August 9, 2018, trueEX LLC filed an amended complaint against Credit Suisse Group AG and affiliates, along with other financial institutions, which defendants moved to dismiss on August 28, 2018. On November 20, 2018, the SDNY issued an order granting in part and denying in part defendants’ motion to dismiss the trueEX LLC amended complaint. The SDNY granted defendants’ motion to dismiss trueEX LLC’s state law claims, but denied the motion as to trueEX LLC’s antitrust claims. On October 25, 2018, class plaintiffs moved for leave to file a fourth amended consolidated complaint. On February 20, 2019, class plaintiffs filed motions for class certification. On March 13, 2019, the SDNY issued an order granting in part and denying in part class plaintiffs’ motion for leave to amend and file a fourth amended consolidated class action complaint.

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
Credit Suisse Group AG and certain of its affiliates, as well as other financial institutions, have been defending against a number of civil lawsuits in the SDNY, certain of which are brought by class action plaintiffs alleging that the defendants conspired to keep stock-loan trading in an over-the-counter market and collectively boycotted certain trading platforms that sought to enter the market, and certain of which are brought by trading platforms that sought to enter the market alleging that the defendants collectively boycotted the platforms. The SDNY denied defendants’ motions to dismiss in the putative class action. In each of the lawsuits, the court entered a stipulation voluntarily dismissing Credit Suisse Group AG and other defendant holding companies, although certain Credit Suisse Group AG affiliates remain part of the ongoing action.
ATA litigation
A lawsuit was filed on November 10, 2014 in the US District Court for the Eastern District of New York (EDNY) against a number of banks, including Credit Suisse AG, alleging claims under the United States Anti-Terrorism Act (ATA). The action alleges a conspiracy between Iran and various international financial institutions, including the defendants, in which they agreed to alter, falsify or omit information from payment messages that involved Iranian parties for the express purpose of concealing the Iranian parties’ financial activities and transactions from detection by US authorities. The complaint, brought by approximately 200 plaintiffs, alleges that this conspiracy has made it possible for Iran to transfer funds to Hezbollah and other terrorist organizations actively engaged in harming US military personnel and civilians. On July 12, 2016, plaintiffs filed a second amended complaint in the EDNY against a number of banks, including Credit Suisse AG, alleging claims under the ATA. On September 14, 2016, Credit Suisse AG and the other defendants filed motions to dismiss the plaintiffs’ second amended complaint in the EDNY. Another lawsuit was filed on November 9, 2017, in the SDNY against a number of banks, including Credit Suisse AG, alleging claims under the ATA. On March 2, 2018, Credit Suisse AG and other defendants filed motions to dismiss the plaintiffs’ complaint. This action and the separate lawsuit that was filed on November 10, 2014 in the EDNY, remain pending.
In December 2018, five additional lawsuits were filed in the EDNY or SDNY against a number of banks, including Credit Suisse AG and, in two instances, Credit Suisse AG, New York Branch. alleging claims under the ATA and the Justice Against Sponsors of Terrorism Act. These actions similarly allege a conspiracy between Iran and various international financial institutions, including the defendants, in which they agreed to alter, falsify or omit information from payment messages that involved Iranian parties, and that this conspiracy made it possible for Iran to transfer funds to terrorist organizations actively engaged in harming US military personnel and civilians.
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
Customer account matters
Several clients have claimed that a former relationship manager in Switzerland had exceeded his investment authority in the management of their portfolios, resulting in excessive concentrations of certain exposures and investment losses. Credit Suisse AG is investigating the claims, as well as transactions among the clients. Credit Suisse AG filed a criminal complaint against the former relationship manager with the Geneva Prosecutor’s Office upon which the prosecutor initiated a criminal investigation. Several clients of the former relationship manager also filed criminal complaints with the Geneva Prosecutor’s Office. On February 9, 2018, the former relationship manager was sentenced to five years in prison by the Geneva criminal court for fraud, forgery and criminal mismanagement and ordered to pay damages of approximately USD 130 million. Several parties have appealed the judgement. Civil lawsuits were initiated on August 25, 2017 in the High Court of Singapore, the High Court of New Zealand and the Supreme Court of Bermuda against Credit Suisse AG and certain affiliates, based on the findings established in the criminal proceedings against the former relationship manager. On July 17, 2018, the High Court of New Zealand dismissed the civil lawsuit brought against Credit Suisse AG and stayed the same lawsuit against a New Zealand incorporated affiliate. On August 31, 2018, the civil lawsuit was stayed by an Assistant Registrar of the High Court of Singapore. Plaintiffs in both the New Zealand and Singapore civil proceedings have appealed these decisions. On January 18, 2019 the Singapore High Court dismissed the plaintiffs’ appeal and upheld the Assistant Registrar’s decision to stay the civil proceedings in Singapore; the plaintiffs have appealed this decision.

FIFA-related matters
In connection with investigations by US and Swiss government authorities into the involvement of financial institutions in the alleged bribery and corruption surrounding the Fédération Internationale de Football Association (FIFA), Credit Suisse received inquiries from these authorities regarding its banking relationships with certain individuals and entities associated with FIFA, including but not limited to certain persons and entities named and/or described in the May 20, 2015 indictment and the November 25, 2015 superseding indictment filed by the Eastern District of New York US Attorney’s Office. The US and Swiss investigations encompassed whether multiple financial institutions, including Credit Suisse, permitted the processing of suspicious or otherwise improper transactions, or failed to observe anti-money laundering laws and regulations, with respect to the accounts of certain persons and entities associated with FIFA. Credit Suisse continues to cooperate with US authorities on this matter. As previously disclosed, the Swiss Financial Market Supervisory Authority FINMA has announced the conclusion of its investigation.
External asset manager matter
Several clients have claimed that an external asset manager based in Geneva misappropriated funds, forged bank statements, transferred assets between client accounts at Credit Suisse AG as custodian to conceal losses and made investments without the authorization of those clients. Credit Suisse AG is investigating the claims. The Geneva Prosecutor’s Office initiated a criminal investigation against representatives of the external asset manager and two former Credit Suisse AG employees. This investigation was expanded in November 2018 to also include one former and one current Credit Suisse AG employee and Credit Suisse AG itself in order to assess the sufficiency of Credit Suisse AG’s controls and supervision. Credit Suisse AG, in March 2019, reached a tentative settlement with the affected clients.
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
Mozambique matter
Credit Suisse is responding to requests from regulatory and enforcement authorities related to certain Credit Suisse entities’ arrangement of loan financing to Mozambique state enterprises, Proindicus S.A. and Empresa Mocambiacana de Atum S.A. (EMATUM), a distribution to private investors of loan participation notes (LPN) related to the EMATUM financing in September 2013, and certain Credit Suisse entities’ subsequent role in arranging the exchange of those LPNs for Eurobonds issued by the Republic of Mozambique. On January 3, 2019, the United States Attorney for the Eastern District of New York unsealed an indictment against several individuals in connection with the matter, including three former Credit Suisse employees. Credit Suisse is cooperating with the authorities on this matter. On February 27, 2019, certain Credit Suisse entities, the same three former employees, and several other unrelated entities were sued in the English High Court by the Republic of Mozambique. Credit Suisse has not yet been served. Credit Suisse is aware of statements made by the Attorney General of Mozambique and notes that it had no involvement in the transaction with Mozambique Asset Management S.A.
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
Hiring practices investigation
On May 30, 2018, Credit Suisse (Hong Kong) Limited (CSHKL) entered into a non-prosecution agreement to resolve the investigation of past hiring practices between 2007 and 2013 in the Asia Pacific region by the US Department of Justice (DOJ), under which CSHKL paid a penalty of USD 47 million. No criminal charges were filed and no monitor was required. As part of the agreement, Credit Suisse AG will continue to cooperate with the DOJ, will maintain prescribed standards in its compliance programs and will report to the DOJ on the functioning of its enhanced compliance programs. On July 5, 2018, Credit Suisse Group AG reached a settlement with the US Securities and Exchange Commission to resolve the parallel investigation of the same conduct for USD 29.8 million.
Write-downs litigation
On December 22, 2017, Credit Suisse Group AG and certain current and former executives were named in a class action complaint filed in the SDNY on behalf of a putative class of purchasers of Credit Suisse Group AG American Depositary Receipts (ADRs), asserting claims for violations of Sections 10(b) and 20(a) of the US Securities Exchange Act of 1934 and Rule 10b-5 thereunder, alleging that defendants sanctioned increases to trading limits that ultimately led to write-downs in the fourth quarter of 2015 and the first quarter of 2016 and a decline in the market value of the ADRs. On April 18, 2018, plaintiffs filed an amended complaint, which asserts substantially the same claims as the original complaint. On February 19, 2019, the SDNY granted in part and denied in part, defendants’ motion to dismiss the amended complaint. The decision narrows the scope of the action to claims related to statements concerning Credit Suisse’s risk limits and controls. On March 6, 2019, defendants filed a motion for reconsideration. Discovery is ongoing.
ETN-related litigation
Since March 14, 2018, three class action complaints were filed in the SDNY on behalf of a putative class of purchasers of VelocityShares Daily Inverse VIX Short Term Exchange Traded Notes linked to the S&P 500 VIX Short-Term Futures Index due December 4, 2030 (XIV ETNs). On August 20, 2018, plaintiffs filed a consolidated amended complaint, naming Credit Suisse Group AG and certain affiliates and executives, along with Janus Index & Calculation Services LLC and affiliates, which asserts claims for violations of Sections 9(a)(4), 9(f), 10(b) and 20(a) of the US Securities Exchange Act of 1934 and Rule 10b-5 thereunder and Sections 11 and 15 of the US Securities Act of 1933 and alleges that the defendants are responsible for losses to investors following a decline in the value of XIV ETNs on February 5, 2018. Defendants moved to dismiss the amended complaint on November 2, 2018.
On April 17, 2018, Credit Suisse AG, along with Janus Index & Calculation Services, LLC, was named in an individual civil action in the Northern District of Alabama that makes allegations similar to those alleged in the consolidated New York action. On August 10, 2018, defendants filed a motion to transfer the action to the SDNY, which was denied on December 17, 2018. On September 26, 2018, defendants filed a motion to dismiss the Alabama complaint. On December 4, 2018, plaintiffs filed an amended complaint, which defendants moved to dismiss on January 11, 2019.
On February 4, 2019, Credit Suisse Group AG and certain affiliates and executives, along with Janus Index & Calculation Services LLC and affiliates, were named in a separate individual action brought in the EDNY, which asserts claims substantially similar to those brought in the consolidated action.
On February 4, 2019, Credit Suisse Group AG and certain affiliates and executives, along with Janus Index & Calculation Services LLC and affiliates, were named in a class action complaint filed in the SDNY brought on behalf of a putative class of purchasers of VelocityShares Daily Inverse VIX Medium Term Exchange Traded Notes linked to the S&P 500 VIX Mid-Term Futures Index due December 4, 2030 (ZIV ETNs). The complaint asserts claims for violations of Sections 9(a)(4), 9(f), 10(b) and 20(a) of the US Securities Exchange Act of 1934 and Rule 10b-5 thereunder and Sections 11 and 15 of the US Securities Act of 1933 and alleges that the defendants are responsible for losses to investors following a decline in the value of ZIV ETNs in February 2018.
TWINT
On November 13, 2018, COMCO announced an investigation into several Swiss financial institutions, including UBS Switzerland AG, Credit Suisse (Schweiz) AG, Aduno Holding AG, PostFinance AG, and Swisscard AECS GmbH. According to COMCO, its investigation is focused on whether these institutions entered into an agreement to boycott mobile payment solutions of international providers, including Apple Pay and Samsung Pay, in order to protect TWINT, their own Swiss payment solution.
SWM
CSI is the defendant in a lawsuit brought by the German public utility company Stadtwerke München GmbH in a German court, in connection with a series of interest rate swaps entered into between 2008 and 2012. The claimant alleges breach of an advisory duty to provide both investor- and investment-specific advice, including in particular a duty to disclose the initial mark-to-market value of the trades at inception.

40 Significant subsidiaries and equity method investments
Significant subsidiaries
Company name	Domicile	Currency	Nominal capital in million	Equity interest in %
End of 2018
Credit Suisse Group AG
Credit Suisse AG	Zurich, Switzerland	CHF	4,399.7	100
Credit Suisse Insurance Linked Strategies Ltd	Zurich, Switzerland	CHF	0.2	100
Credit Suisse (Poland) SP. z o.o	Warsaw, Poland	PLN	20.0	100
Credit Suisse Services AG	Zurich, Switzerland	CHF	1.0	100
Credit Suisse Trust AG	Zurich, Switzerland	CHF	5.0	100
Credit Suisse Trust Holdings Limited	St. Peter Port, Guernsey	GBP	2.0	100
CS LP Holding AG	Zug, Switzerland	CHF	0.1	100
Inreska Limited	St. Peter Port, Guernsey	GBP	3.0	100
Savoy Hotel Baur en Ville AG	Zurich, Switzerland	CHF	7.5	88
Credit Suisse AG
Alpine Securitization LTD	George Town, Cayman Islands	USD	0.0	100
Asset Management Finance LLC	Wilmington, United States	USD	167.8	100
Banco Credit Suisse (Brasil) S.A.	São Paulo, Brazil	BRL	53.6	100
Banco Credit Suisse (México), S.A.	Mexico City, Mexico	MXN	1,716.7	100
Banco de Investimentos Credit Suisse (Brasil) S.A.	São Paulo, Brazil	BRL	164.8	100
BANK-now AG	Horgen, Switzerland	CHF	30.0	100
Boston Re Ltd.	Hamilton, Bermuda	USD	2.0	100
Casa de Bolsa Credit Suisse (México), S.A. de C.V.	Mexico City, Mexico	MXN	274.0	100
Column Financial, Inc.	Wilmington, United States	USD	0.0	100
Credit Suisse (Australia) Limited	Sydney, Australia	AUD	34.1	100
Credit Suisse (Brasil) S.A. Corretora de Titulos e Valores Mobiliários	São Paulo, Brazil	BRL	98.4	100
Credit Suisse (Deutschland) Aktiengesellschaft	Frankfurt, Germany	EUR	130.0	100
Credit Suisse (Hong Kong) Limited	Hong Kong, China	HKD	13,758.0	100
Credit Suisse (Italy) S.p.A.	Milan, Italy	EUR	170.0	100
Credit Suisse (Luxembourg) S.A.	Luxembourg, Luxembourg	CHF	230.9	100
Credit Suisse (Qatar) LLC	Doha, Qatar	USD	29.0	100
Credit Suisse (Schweiz) AG	Zurich, Switzerland	CHF	100.0	100
Credit Suisse (Singapore) Limited	Singapore, Singapore	SGD	743.3	100
Credit Suisse (UK) Limited	London, United Kingdom	GBP	245.2	100
Credit Suisse (USA), Inc.	Wilmington, United States	USD	0.0	100
Credit Suisse Asset Management (UK) Holding Limited	London, United Kingdom	GBP	144.2	100
Credit Suisse Asset Management Immobilien Kapitalanlagegesellschaft mbH	Frankfurt, Germany	EUR	6.1	100
Credit Suisse Asset Management International Holding Ltd	Zurich, Switzerland	CHF	20.0	100
Credit Suisse Asset Management Investments Ltd	Zurich, Switzerland	CHF	0.1	100
Credit Suisse Asset Management Limited	London, United Kingdom	GBP	45.0	100
Credit Suisse Asset Management, LLC	Wilmington, United States	USD	1,086.8	100
Credit Suisse Atlas I Investments (Luxembourg) S.à.r.l.	Luxembourg, Luxembourg	USD	0.0	100
Credit Suisse Brazil (Bahamas) Limited	Nassau, Bahamas	USD	70.0	100
Credit Suisse Business Analytics (India) Private Limited	Mumbai, India	INR	40.0	100
Credit Suisse Capital LLC	Wilmington, United States	USD	937.6	100
Credit Suisse Energy LLC	Wilmington, United States	USD	0.0	100
Credit Suisse Equities (Australia) Limited	Sydney, Australia	AUD	62.5	100
Credit Suisse Finance (India) Private Limited	Mumbai, India	INR	1,050.1	100
Credit Suisse First Boston (Latam Holdings) LLC	George Town, Cayman Islands	USD	23.8	100
Credit Suisse First Boston Finance B.V.	Amsterdam, The Netherlands	EUR	0.0	100

Significant subsidiaries (continued)
Company name	Domicile	Currency	Nominal capital in million	Equity interest in %
Credit Suisse First Boston Mortgage Capital LLC	Wilmington, United States	USD	356.6	100
Credit Suisse First Boston Next Fund, Inc.	Wilmington, United States	USD	10.0	100
Credit Suisse Fund Management S.A.	Luxembourg, Luxembourg	CHF	0.3	100
Credit Suisse Fund Services (Luxembourg) S.A.	Luxembourg, Luxembourg	CHF	1.5	100
Credit Suisse Funds AG	Zurich, Switzerland	CHF	7.0	100
Credit Suisse Group Finance (U.S.) Inc.	Wilmington, United States	USD	100.0	100
Credit Suisse Hedging-Griffo Corretora de Valores S.A.	São Paulo, Brazil	BRL	29.6	100
Credit Suisse Holding Europe (Luxembourg) S.A.	Luxembourg, Luxembourg	CHF	32.6	100
Credit Suisse Holdings (Australia) Limited	Sydney, Australia	AUD	3.0	100
Credit Suisse Holdings (USA), Inc.	Wilmington, United States	USD	550.0	100
Credit Suisse International	London, United Kingdom	USD	12,366.1	100	[1]
Credit Suisse InvestLab AG	Zurich, Switzerland	CHF	1.0	100
Credit Suisse Istanbul Menkul Degerler A.S.	Istanbul, Turkey	TRY	6.8	100
Credit Suisse Leasing 92A, L.P.	Wilmington, United States	USD	43.9	100
Credit Suisse Life & Pensions AG	Vaduz, Liechtenstein	CHF	15.0	100
Credit Suisse Life (Bermuda) Ltd.	Hamilton, Bermuda	USD	1.0	100
Credit Suisse Loan Funding LLC	Wilmington, United States	USD	0.0	100
Credit Suisse Management LLC	Wilmington, United States	USD	896.4	100
Credit Suisse Prime Securities Services (USA) LLC	Wilmington, United States	USD	263.3	100
Credit Suisse Private Equity, LLC	Wilmington, United States	USD	42.2	100
Credit Suisse PSL GmbH	Zurich, Switzerland	CHF	0.0	100
Credit Suisse Saudi Arabia	Riyadh, Saudi Arabia	SAR	625.0	100
Credit Suisse Securities (Canada), Inc.	Toronto, Canada	CAD	3.4	100
Credit Suisse Securities (Europe) Limited	London, United Kingdom	USD	3,859.3	100
Credit Suisse Securities (Hong Kong) Limited	Hong Kong, China	HKD	2,080.9	100
Credit Suisse Securities (India) Private Limited	Mumbai, India	INR	2,214.7	100
Credit Suisse Securities (Japan) Limited	Tokyo, Japan	JPY	78,100.0	100
Credit Suisse Securities (Johannesburg) Proprietary Limited	Johannesburg, South Africa	ZAR	0.0	100
Credit Suisse Securities (Malaysia) Sdn. Bhd.	Kuala Lumpur, Malaysia	MYR	100.0	100
Credit Suisse Securities (Moscow)	Moscow, Russia	RUB	97.1	100
Credit Suisse Securities (Singapore) Pte Limited	Singapore, Singapore	SGD	30.0	100
Credit Suisse Securities (Thailand) Limited	Bangkok, Thailand	THB	500.0	100
Credit Suisse Securities (USA) LLC	Wilmington, United States	USD	1,131.7	100
Credit Suisse Services (India) Private Limited	Pune, India	INR	0.1	100
Credit Suisse Services (USA) LLC	Wilmington, United States	USD	0.0	100
CS Non-Traditional Products Ltd.	Nassau, Bahamas	USD	0.1	100
CSAM Americas Holding Corp.	Wilmington, United States	USD	0.0	100
DLJ Merchant Banking Funding, Inc	Wilmington, United States	USD	0.0	100
DLJ Mortgage Capital, Inc.	Wilmington, United States	USD	0.0	100
Fides Treasury Services AG	Zurich, Switzerland	CHF	2.0	100
JSC "Bank Credit Suisse (Moscow)"	Moscow, Russia	USD	37.8	100
Lime Residential Ltd	Nassau, Bahamas	USD	100.0	100
Merban Equity AG	Zug, Switzerland	CHF	0.1	100
Merchant Holding, LLC	Wilmington, United States	USD	0.0	100
Neue Aargauer Bank AG	Aarau, Switzerland	CHF	134.1	100
Solar Investco II Ltd.	George Town, Cayman Islands	USD	0.0	100
SPS Holding Corporation	Wilmington, United States	USD	0.0	100
SVC - AG für KMU Risikokapital	Zurich, Switzerland	CHF	15.0	100
PT Credit Suisse Sekuritas Indonesia	Jakarta, Indonesia	IDR	235,000.0	99
Credit Suisse Hypotheken AG	Zurich, Switzerland	CHF	0.1	98
1 98% of voting rights and 98% of equity interest held by Credit Suisse AG.

Significant equity method investments
Company name	Domicile	Equity interest in %

Credit Suisse Group AG
Credit Suisse Group Finance (Guernsey) Limited	St. Peter Port, Guernsey	100	[1]
Credit Suisse Group Funding (Guernsey) Limited	St. Peter Port, Guernsey	100	[1]
SECB Swiss Euro Clearing Bank GmbH [2]	Frankfurt, Germany	25
Credit Suisse AG
Swisscard AECS GmbH	Horgen, Switzerland	50
Credit Suisse Founder Securities Limited	Beijing, China	33
E.L. & C. Baillieu Stockbroking (Holdings) Pty Ltd	Melbourne, Australia	23
ICBC Credit Suisse Asset Management Co., Ltd.	Beijing, China	20
York Capital Management Global Advisors, LLC	New York, United States	5	[3]
Holding Verde Empreendimentos e Participações S.A.	São Paulo, Brazil	0	[3]
1 Deconsolidated under US GAAP as the Group is not the primary beneficiary.
2 Sold on January 31, 2019.
3 The Group holds a significant noncontrolling interest.
41 Subsidiary guarantee information
Certain wholly owned finance subsidiaries of the Group, including Credit Suisse Group Funding (Guernsey) Limited, which is a Guernsey incorporated non-cellular company limited by shares, have issued securities fully and unconditionally guaranteed by the Group. There are various legal and regulatory requirements, including the satisfaction of a solvency test under Guernsey law for the Guernsey subsidiary, applicable to some of the Group’s subsidiaries that may limit their ability to pay dividends or distributions and make loans and advances to the Group.
The Group and the Bank have issued full, unconditional and several guarantees of Credit Suisse (USA), Inc.’s outstanding SEC-registered debt securities. In accordance with the guarantees, if Credit Suisse (USA), Inc. fails to make any timely payment under the agreements governing such debt securities, the holders of the debt securities may demand payment from either the Group or the Bank, without first proceeding against Credit Suisse (USA), Inc. The guarantee from the Group is subordinated to senior liabilities. Credit Suisse (USA), Inc. is an indirect, wholly owned subsidiary of the Group.

Condensed consolidating statements of operations
in 2018	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Eliminations and consolidation adjustments	Credit Suisse Group
Condensed consolidating statements of operations (CHF million)
Interest and dividend income	4,086	15,537		19,623	932		(942)	19,613
Interest expense	(4,210)	(8,288)		(12,498)	(983)		877	(12,604)
Net interest income	(124)	7,249		7,125	(51)		(65)	7,009
Commissions and fees	3,725	8,017		11,742	26		122	11,890
Trading revenues	474	(18)		456	88		80	624
Other revenues	2,006	(509)		1,497	2,020	[2]	(2,120)	1,397
Net revenues	6,081	14,739		20,820	2,083		(1,983)	20,920
Provision for credit losses	(1)	246		245	0		0	245
Compensation and benefits	2,653	6,211		8,864	58		698	9,620
General and administrative expenses	1,944	5,124		7,068	0		(1,270)	5,798
Commission expenses	229	1,030		1,259	0		0	1,259
Restructuring expenses	237	291		528	0		98	626
Total other operating expenses	2,410	6,445		8,855	0		(1,172)	7,683
Total operating expenses	5,063	12,656		17,719	58		(474)	17,303
Income/(loss) before taxes	1,019	1,837		2,856	2,025		(1,509)	3,372
Income tax expense	261	873		1,134	1		226	1,361
Net income/(loss)	758	964		1,722	2,024		(1,735)	2,011
Net income/(loss) attributable to noncontrolling interests	6	(13)		(7)	0		(6)	(13)
Net income/(loss) attributable to shareholders	752	977		1,729	2,024		(1,729)	2,024
1 Includes eliminations and consolidation adjustments.
2 Primarily consists of revenues from investments in Group companies accounted for under the equity method.
Condensed consolidating statements of comprehensive income
in 2018	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Eliminations and consolidation adjustments	Credit Suisse Group
Comprehensive income (CHF million)
Net income/(loss)	758	964		1,722	2,024	(1,735)	2,011
Gains/(losses) on cash flow hedges	0	(7)		(7)	(3)	0	(10)
Foreign currency translation	142	(463)		(321)	(11)	7	(325)
Unrealized gains/(losses) on securities	0	(18)		(18)	0	1	(17)
Actuarial gains/(losses)	22	9		31	0	(422)	(391)
Net prior service credit/(cost)	0	(10)		(10)	0	(125)	(135)
Gains/(losses) on liabilities related to credit risk	28	1,414		1,442	83	129	1,654
Other comprehensive income/(loss), net of tax	192	925		1,117	69	(410)	776
Comprehensive income/(loss)	950	1,889		2,839	2,093	(2,145)	2,787
Comprehensive income/(loss) attributable to noncontrolling interests	6	(9)		(3)	0	(12)	(15)
Comprehensive income/(loss) attributable to shareholders	944	1,898		2,842	2,093	(2,133)	2,802
1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of operations (continued)
in 2017	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Eliminations and consolidation adjustments	Credit Suisse Group
Condensed consolidating statements of operations (CHF million)
Interest and dividend income	5,294	11,767		17,061	577		(581)	17,057
Interest expense	(4,437)	(5,932)		(10,369)	(632)		501	(10,500)
Net interest income	857	5,835		6,692	(55)		(80)	6,557
Commissions and fees	3,756	7,916		11,672	28		117	11,817
Trading revenues	(23)	1,323		1,300	(55)		72	1,317
Other revenues	942	359		1,301	(911)	[2]	819	1,209
Net revenues	5,532	15,433		20,965	(993)		928	20,900
Provision for credit losses	4	206		210	0		0	210
Compensation and benefits	3,066	6,898		9,964	74		329	10,367
General and administrative expenses	1,929	5,484		7,413	(80)		(688)	6,645
Commission expenses	255	1,174		1,429	3		(2)	1,430
Restructuring expenses	173	223		396	0		59	455
Total other operating expenses	2,357	6,881		9,238	(77)		(631)	8,530
Total operating expenses	5,423	13,779		19,202	(3)		(302)	18,897
Income/(loss) before taxes	105	1,448		1,553	(990)		1,230	1,793
Income tax expense/(benefit)	(42)	2,823		2,781	(7)		(33)	2,741
Net income/(loss)	147	(1,375)		(1,228)	(983)		1,263	(948)
Net income attributable to noncontrolling interests	11	16		27	0		8	35
Net income/(loss) attributable to shareholders	136	(1,391)		(1,255)	(983)		1,255	(983)
1 Includes eliminations and consolidation adjustments.
2 Primarily consists of revenues from investments in Group companies accounted for under the equity method.
Condensed consolidating statements of comprehensive income (continued)
in 2017	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Eliminations and consolidation adjustments	Credit Suisse Group
Comprehensive income (CHF million)
Net income/(loss)	147	(1,375)		(1,228)	(983)	1,263	(948)
Gains/(losses) on cash flow hedges	0	(35)		(35)	8	0	(27)
Foreign currency translation	(756)	(259)		(1,015)	1	(17)	(1,031)
Unrealized gains/(losses) on securities	0	(13)		(13)	0	0	(13)
Actuarial gains/(losses)	(7)	28		21	0	674	695
Net prior service credit/(cost)	0	0		0	0	(121)	(121)
Gains/(losses) on liabilities related to credit risk	(33)	(1,651)		(1,684)	(188)	(104)	(1,976)
Other comprehensive income/(loss), net of tax	(796)	(1,930)		(2,726)	(179)	432	(2,473)
Comprehensive income/(loss)	(649)	(3,305)		(3,954)	(1,162)	1,695	(3,421)
Comprehensive income/(loss) attributable to noncontrolling interests	24	(33)		(9)	0	37	28
Comprehensive income/(loss) attributable to shareholders	(673)	(3,272)		(3,945)	(1,162)	1,658	(3,449)
1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of operations (continued)
in 2016	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Eliminations and consolidation adjustments	Credit Suisse Group
Condensed consolidating statements of operations (CHF million)
Interest and dividend income	5,697	11,678		17,375	284		(285)	17,374
Interest expense	(3,750)	(6,031)		(9,781)	(338)		307	(9,812)
Net interest income	1,947	5,647		7,594	(54)		22	7,562
Commissions and fees	3,582	7,356		10,938	27		127	11,092
Trading revenues	(1,192)	1,563		371	(21)		(37)	313
Other revenues	830	660		1,490	(2,684)	[2]	2,550	1,356
Net revenues	5,167	15,226		20,393	(2,732)		2,662	20,323
Provision for credit losses	(5)	257		252	0		0	252
Compensation and benefits	3,235	7,542		10,777	57		(182)	10,652
General and administrative expenses	4,474	5,411		9,885	(88)		(107)	9,690
Commission expenses	259	1,196		1,455	1		(1)	1,455
Restructuring expenses	209	304		513	0		27	540
Total other operating expenses	4,942	6,911		11,853	(87)		(81)	11,685
Total operating expenses	8,177	14,453		22,630	(30)		(263)	22,337
Income/(loss) before taxes	(3,005)	516		(2,489)	(2,702)		2,925	(2,266)
Income tax expense/(benefit)	(228)	628		400	8		33	441
Net income/(loss)	(2,777)	(112)		(2,889)	(2,710)		2,892	(2,707)
Net income/(loss) attributable to noncontrolling interests	157	(163)		(6)	0		9	3
Net income/(loss) attributable to shareholders	(2,934)	51		(2,883)	(2,710)		2,883	(2,710)
1 Includes eliminations and consolidation adjustments.
2 Primarily consists of revenues from investments in Group companies accounted for under the equity method.
Condensed consolidating statements of comprehensive income (continued)
in 2016	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Eliminations and consolidation adjustments	Credit Suisse Group
Comprehensive income (CHF million)
Net income/(loss)	(2,777)	(112)		(2,889)	(2,710)	2,892	(2,707)
Gains/(losses) on cash flow hedges	0	(22)		(22)	2	0	(20)
Foreign currency translation	604	(106)		498	7	10	515
Unrealized gains/(losses) on securities	0	1		1	0	0	1
Actuarial gains/(losses)	49	161		210	0	184	394
Net prior service credit/(cost)	0	0		0	0	36	36
Gains/(losses) on liabilities related to credit risk	(64)	(1,018)		(1,082)	67	(28)	(1,043)
Other comprehensive income/(loss), net of tax	589	(984)		(395)	76	202	(117)
Comprehensive income/(loss)	(2,188)	(1,096)		(3,284)	(2,634)	3,094	(2,824)
Comprehensive income/(loss) attributable to noncontrolling interests	151	(140)		11	0	(13)	(2)
Comprehensive income/(loss) attributable to shareholders	(2,339)	(956)		(3,295)	(2,634)	3,107	(2,822)
1 Includes eliminations and consolidation adjustments.

Condensed consolidating balance sheets
end of 2018	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Eliminations and consolidation adjustments	Credit Suisse Group
Assets (CHF million)
Cash and due from banks	2,540	96,774		99,314	324	409	100,047
Interest-bearing deposits with banks	22	1,052		1,074	498	(430)	1,142
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	35,640	81,455		117,095	0	0	117,095
Securities received as collateral	4,751	36,945		41,696	0	0	41,696
Trading assets	28,034	104,393		132,427	0	(224)	132,203
Investment securities	1,307	1,602		2,909	23,456	(23,454)	2,911
Other investments	826	3,998		4,824	48,030	(47,964)	4,890
Net loans	12,263	280,612		292,875	0	(5,294)	287,581
Premises and equipment	1,072	3,458		4,530	0	308	4,838
Goodwill	727	3,329		4,056	0	710	4,766
Other intangible assets	200	19		219	0	0	219
Brokerage receivables	20,772	18,135		38,907	0	0	38,907
Other assets	11,895	20,248		32,143	547	(69)	32,621
Total assets	120,049	652,020		772,069	72,855	(76,008)	768,916
Liabilities and equity (CHF million)
Due to banks	59	15,161		15,220	1,364	(1,364)	15,220
Customer deposits	0	365,263		365,263	0	(1,338)	363,925
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	6,296	18,327		24,623	0	0	24,623
Obligation to return securities received as collateral	4,751	36,945		41,696	0	0	41,696
Trading liabilities	8,693	33,478		42,171	0	(2)	42,169
Short-term borrowings	9,679	12,740		22,419	0	(493)	21,926
Long-term debt	47,074	106,359		153,433	27,112	(26,237)	154,308
Brokerage payables	17,452	13,471		30,923	0	0	30,923
Other liabilities	9,995	20,332		30,327	457	(677)	30,107
Total liabilities	103,999	622,076		726,075	28,933	(30,111)	724,897
Total shareholders' equity	15,971	29,325		45,296	43,922	(45,296)	43,922
Noncontrolling interests	79	619		698	0	(601)	97
Total equity	16,050	29,944		45,994	43,922	(45,897)	44,019

Total liabilities and equity	120,049	652,020		772,069	72,855	(76,008)	768,916
1 Includes eliminations and consolidation adjustments.

Condensed consolidating balance sheets (continued)
end of 2017	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Eliminations and consolidation adjustments	Credit Suisse Group
Assets (CHF million)
Cash and due from banks	3,058	106,452		109,510	516	(211)	109,815
Interest-bearing deposits with banks	32	689		721	493	(488)	726
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	58,212	57,134		115,346	0	0	115,346
Securities received as collateral	5,422	32,652		38,074	0	0	38,074
Trading assets	24,602	132,172		156,774	0	(440)	156,334
Investment securities	245	1,944		2,189	15,612	(15,610)	2,191
Other investments	902	4,991		5,893	45,517	(45,446)	5,964
Net loans	12,456	270,781		283,237	0	(4,088)	279,149
Premises and equipment	1,001	3,444		4,445	0	241	4,686
Goodwill	722	3,314		4,036	0	706	4,742
Other intangible assets	195	28		223	0	0	223
Brokerage receivables	19,717	27,251		46,968	0	0	46,968
Other assets	11,217	19,739		30,956	389	726	32,071
Total assets	137,781	660,591		798,372	62,527	(64,610)	796,289
Liabilities and equity (CHF million)
Due to banks	270	15,141		15,411	755	(753)	15,413
Customer deposits	1	362,302		362,303	0	(1,141)	361,162
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	15,352	11,144		26,496	0	0	26,496
Obligation to return securities received as collateral	5,422	32,652		38,074	0	0	38,074
Trading liabilities	6,549	32,583		39,132	0	(13)	39,119
Short-term borrowings	12,224	14,154		26,378	0	(489)	25,889
Long-term debt	50,396	121,646		172,042	19,357	(18,367)	173,032
Brokerage payables	21,585	21,718		43,303	0	0	43,303
Other liabilities	10,454	21,229		31,683	513	(584)	31,612
Total liabilities	122,253	632,569		754,822	20,625	(21,347)	754,100
Total shareholders' equity	15,409	27,261		42,670	41,902	(42,670)	41,902
Noncontrolling interests	119	761		880	0	(593)	287
Total equity	15,528	28,022		43,550	41,902	(43,263)	42,189

Total liabilities and equity	137,781	660,591		798,372	62,527	(64,610)	796,289
1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of cash flows
in 2018	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Eliminations and consolidation adjustments	Credit Suisse Group
Operating activities (CHF million)
Net cash provided by/(used in) operating activities	(8,424)	20,835		12,411	(215)	[2]	564	12,760
Investing activities (CHF million)
(Increase)/decrease in interest-bearing deposits with banks	11	(375)		(364)	(5)		(58)	(427)
(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	22,936	(24,308)		(1,372)	0		0	(1,372)
Purchase of investment securities	0	(683)		(683)	(8,793)		8,793	(683)
Proceeds from sale of investment securities	0	255		255	0		0	255
Maturities of investment securities	278	575		853	290		(290)	853
Investments in subsidiaries and other investments	(99)	(447)		(546)	(10)		9	(547)
Proceeds from sale of other investments	540	1,230		1,770	4		(2)	1,772
(Increase)/decrease in loans	310	(14,011)		(13,701)	0		1,201	(12,500)
Proceeds from sales of loans	0	5,981		5,981	0		(1)	5,980
Capital expenditures for premises and equipment and other intangible assets	(307)	(682)		(989)	0		(106)	(1,095)
Proceeds from sale of premises and equipment and other intangible assets	0	80		80	0		(50)	30
Other, net	5	337		342	0		0	342
Net cash provided by/(used in) investing activities	23,674	(32,048)		(8,374)	(8,514)		9,496	(7,392)
Financing activities (CHF million)
Increase/(decrease) in due to banks and customer deposits	(213)	2,219		2,006	609		(807)	1,808
Increase/(decrease) in short-term borrowings	(1,298)	(1,687)		(2,985)	0		(5)	(2,990)
Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(9,127)	7,075		(2,052)	0		0	(2,052)
Issuances of long-term debt	119,547	(86,239)		33,308	8,805		(8,941)	33,172
Repayments of long-term debt	(124,405)	80,547		(43,858)	(290)		297	(43,851)
Sale of treasury shares	0	0		0	0		11,693	11,693
Repurchase of treasury shares	0	0		0	(757)		(11,684)	(12,441)
Dividends paid	(2)	(13)		(15)	(661)		10	(666)
Other, net	(300)	(357)		(657)	829		9	181
Net cash provided by/(used in) financing activities	(15,798)	1,545		(14,253)	8,535		(9,428)	(15,146)
Effect of exchange rate changes on cash and due from banks (CHF million)
Effect of exchange rate changes on cash and due from banks	30	(10)		20	2		(12)	10
Net increase/(decrease) in cash and due from banks (CHF million)
Net increase/(decrease) in cash and due from banks	(518)	(9,678)		(10,196)	(192)		620	(9,768)

Cash and due from banks at beginning of period [3]	3,058	106,452		109,510	516		(211)	109,815
Cash and due from banks at end of period [3]	2,540	96,774		99,314	324		409	100,047
1 Includes eliminations and consolidation adjustments.
2
Consists of dividend payments from Group companies of CHF 10 million and CHF 6 million from bank and non-bank subsidiaries, respectively, and other cash items from parent company operations such as Group financing.

3 Includes restricted cash.

Condensed consolidating statements of cash flows (continued)
in 2017	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Eliminations and consolidation adjustments	Credit Suisse Group
Operating activities (CHF million)
Net cash provided by/(used in) operating activities	7,840	(16,330)		(8,490)	(142)	[2]	90	(8,542)
Investing activities (CHF million)
(Increase)/decrease in interest-bearing deposits with banks	0	40		40	(488)		488	40
(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	20,626	(6,340)		14,286	0		0	14,286
Purchase of investment securities	0	(86)		(86)	(5,673)		5,673	(86)
Proceeds from sale of investment securities	0	14		14	0		0	14
Maturities of investment securities	104	318		422	0		0	422
Investments in subsidiaries and other investments	(206)	(888)		(1,094)	(4,101)		4,101	(1,094)
Proceeds from sale of other investments	488	1,479		1,967	0		3	1,970
(Increase)/decrease in loans	3,131	(17,910)		(14,779)	(5,336)		6,441	(13,674)
Proceeds from sales of loans	0	9,938		9,938	0		0	9,938
Capital expenditures for premises and equipment and other intangible assets	(295)	(655)		(950)	0		(118)	(1,068)
Proceeds from sale of premises and equipment and other intangible assets	2	58		60	0		(59)	1
Other, net	41	24		65	0		0	65
Net cash provided by/(used in) investing activities	23,891	(14,008)		9,883	(15,598)		16,529	10,814
Financing activities (CHF million)
Increase/(decrease) in due to banks and customer deposits	191	2,996		3,187	(2,189)		2,425	3,423
Increase/(decrease) in short-term borrowings	(4,113)	9,620		5,507	0		(489)	5,018
Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(37,382)	32,131		(5,251)	0		0	(5,251)
Issuances of long-term debt	30,223	13,344		43,567	14,035		(14,046)	43,556
Repayments of long-term debt	(19,174)	(43,470)		(62,644)	0		90	(62,554)
Issuances of common shares	0	0		0	4,253		0	4,253
Sale of treasury shares	0	0		0	0		12,034	12,034
Repurchase of treasury shares	0	0		0	(630)		(12,127)	(12,757)
Dividends paid	(9)	(4)		(13)	(584)		7	(590)
Other, net	(780)	4,315		3,535	433		(3,891)	77
Net cash provided by/(used in) financing activities	(31,044)	18,932		(12,112)	15,318		(15,997)	(12,791)
Effect of exchange rate changes on cash and due from banks (CHF million)
Effect of exchange rate changes on cash and due from banks	(120)	(717)		(837)	0		10	(827)
Net increase/(decrease) in cash and due from banks (CHF million)
Net increase/(decrease) in cash and due from banks	567	(12,123)		(11,556)	(422)		632	(11,346)

Cash and due from banks at beginning of period [3]	2,491	118,575		121,066	938		(843)	121,161
Cash and due from banks at end of period [3]	3,058	106,452		109,510	516		(211)	109,815
1 Includes eliminations and consolidation adjustments.
2
Consists of dividend payments from Group companies of CHF 10 million and CHF 14 million from bank and non-bank subsidiaries, respectively, and other cash items from parent company operations such as Group financing.

3 Includes restricted cash.

Condensed consolidating statements of cash flows (continued)
in 2016	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Eliminations and consolidation adjustments	Credit Suisse Group
Operating activities (CHF million)
Net cash provided by/(used in) operating activities	9,618	17,390		27,008	(22)	[2]	(211)	26,775
Investing activities (CHF million)
(Increase)/decrease in interest-bearing deposits with banks	(3,320)	3,437		117	0		0	117
(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	18,365	(25,421)		(7,056)	0		0	(7,056)
Purchase of investment securities	0	(88)		(88)	0		0	(88)
Proceeds from sale of investment securities	0	14		14	0		0	14
Maturities of investment securities	199	164		363	0		0	363
Investments in subsidiaries and other investments	(355)	(1,002)		(1,357)	(710)		664	(1,403)
Proceeds from sale of other investments	2,067	(374)		1,693	0		44	1,737
(Increase)/decrease in loans	3,038	(7,259)		(4,221)	15		461	(3,745)
Proceeds from sales of loans	0	2,468		2,468	0		0	2,468
Capital expenditures for premises and equipment and other intangible assets	(329)	(835)		(1,164)	0		0	(1,164)
Proceeds from sale of premises and equipment and other intangible assets	50	5		55	0		0	55
Other, net	27	723		750	0		(1)	749
Net cash provided by/(used in) investing activities	19,742	(28,168)		(8,426)	(695)		1,168	(7,953)
Financing activities (CHF million)
Increase/(decrease) in due to banks and customer deposits	20	10,217		10,237	792		(762)	10,267
Increase/(decrease) in short-term borrowings	(5,781)	12,375		6,594	(300)		300	6,594
Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(23,838)	9,313		(14,525)	0		0	(14,525)
Issuances of long-term debt	1	52,943		52,944	0		40	52,984
Repayments of long-term debt	(2,993)	(44,139)		(47,132)	0		0	(47,132)
Issuances of common shares	0	0		0	725		0	725
Sale of treasury shares	0	0		0	323		15,844	16,167
Repurchase of treasury shares	0	0		0	(455)		(15,742)	(16,197)
Dividends paid	(1)	(144)		(145)	(493)		145	(493)
Other, net	(143)	1,187		1,044	93		(760)	377
Net cash provided by/(used in) financing activities	(32,735)	41,752		9,017	685		(935)	8,767
Effect of exchange rate changes on cash and due from banks (CHF million)
Effect of exchange rate changes on cash and due from banks	67	1,146		1,213	28		3	1,244
Net increase/(decrease) in cash and due from banks (CHF million)
Net increase/(decrease) in cash and due from banks	(3,308)	32,120		28,812	(4)		25	28,833

Cash and due from banks at beginning of period [3]	5,799	86,455		92,254	942		(868)	92,328
Cash and due from banks at end of period [3]	2,491	118,575		121,066	938		(843)	121,161
1 Includes eliminations and consolidation adjustments.
2
Consists of dividend payments from Group companies of CHF 145 million and CHF 41 million from bank and non-bank subsidiaries, respectively, and other cash items from parent company operations such as Group financing.

3 Includes restricted cash.
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
The principal provisions of the Swiss Ordinance on Banks and Savings Banks (Banking Ordinance) and the FINMA Circular 2015/1, “Accounting – banks”, governing financial reporting for banks (Swiss GAAP) differ in certain aspects from US GAAP. The following are the major differences:
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
Available-for-sale debt securities
Under US GAAP, available-for-sale debt securities are valued at fair value. Unrealized gains and losses due to fluctuations in fair value (including foreign exchange) are not recorded in the consolidated statements of operations but included net of tax in AOCI, which is part of total shareholders’ equity. Declines in fair value below cost deemed to be other-than-temporary are recognized as impairments in the consolidated statements of operations, except for amounts relating to factors other than credit loss on debt securities with no intent or requirement to sell that continue to be included in AOCI. The new cost basis will not be changed for subsequent recoveries in fair value.
Under Swiss GAAP, available-for-sale securities are accounted for at the lower of amortized cost or market with valuation reductions and recoveries due to market fluctuations recorded in other ordinary expenses and income, respectively. Foreign exchange gains and losses are recognized in net income/(loss) from trading activities and fair value option.
Non-marketable equity securities
Under US GAAP, equity securities which do not have a readily determinable fair value are measured in accordance with the NAV practical expedient by using the measurement alternative or at fair value.
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
Fair value option
Unlike US GAAP, Swiss GAAP generally does not allow the fair value option concept that creates an optional alternative measurement treatment for certain non-trading financial assets and liabilities, guarantees and commitments. The fair value option permits the use of fair value for initial and subsequent measurement with changes in fair value recorded in the consolidated statements of operations.
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
Derivative financial instruments used for fair value hedging
Under US GAAP, the full amount of unrealized gains or losses on derivatives classified as hedging instruments and the corresponding losses or gains on the hedged items are recognized in income. Hedging ineffectiveness is recorded in trading income.
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
The CEO and CFO concluded that, as of December 31, 2018, the design and operation of the Group’s disclosure controls and procedures were effective, in all material respects, to ensure that information required to be disclosed in reports filed and submitted under the Exchange Act is recorded, processed, summarized and reported as and when required.
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
Management has made an evaluation and assessment of the Group’s internal control over financial reporting as of December 31, 2018 using the criteria issued in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in “Internal Control – Integrated Framework”.
Based upon its review and evaluation, management, including the Group CEO and CFO, has concluded that the Group’s internal control over financial reporting is effective as of December 31, 2018.
The Group’s independent auditors, KPMG AG, have issued an unqualified opinion on the effectiveness of the Group’s internal control over financial reporting as of December 31, 2018, as stated in their report, which follows.
Changes in internal control over financial reporting
There were no changes in the Group’s internal control over financial reporting during the period covered by this report that have materially affected, or are reasonably likely to materially affect, the Group’s internal control over financial reporting.

Report of the Independent Registered Public Accounting Firm
Report of the Independent Registered Public Accounting FirmTo the shareholders and Board of DirectorsCredit Suisse Group AG, Zurich______________________________________________________________________________Opinion on Internal Control Over Financial ReportingWe have audited Credit Suisse Group AG and subsidiaries' (the “Group”) internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheets of the Group as of December 31, 2018 and 2017, the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for each of the years in the three year period ended December 31, 2018, and the related notes (collectively, the “consolidated financial statements”), and our report dated March 22, 2019 expressed an unqualified opinion on those consolidated financial statements.Basis for Opinion The Group’s Board of Directors and management are responsible for maintaining effective internal control over financial reporting and the Group’s management is responsible for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.Definition and Limitations of Internal Control Over Financial ReportingA company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.KPMG AGNicholas EdmondsAnthony AnzevinoLicensed Audit ExpertGlobal Lead PartnerAuditor in ChargeZurich, SwitzerlandMarch 22, 2019

KPMG

KPMG AG

Nicholas Edmonds
Licensed Audit Expert
Auditor in Charge

Anthony Anzevino
Global Lead Partner

Zurich, Switzerland
March 22, 2019

KPMG AG, Badenerstrasse 172, PO Box, CH-8036 Zurich

KPMG AG is a subsidiary of KPMG Holding AG, which is a member of the KPMG network of independent firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss legal entity. All rights reserved.

VII – Parent company financial statements – Credit Suisse Group
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

Report of the Statutory Auditor
Report of the Statutory AuditorTo the General Meeting of Credit Suisse Group AG, ZurichReport of the Statutory Auditor on the Financial StatementsAs statutory auditor, we have audited the accompanying financial statements of Credit Suisse Group AG, which comprise the balance sheet, statement of income and notes for the year ended December 31, 2018.Board of Directors’ ResponsibilityThe Board of Directors is responsible for the preparation of the financial statements in accordance with the requirements of Swiss law and Credit Suisse Group AG’s articles of association. This responsibility includes designing, implementing and maintaining an internal control system relevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error. The Board of Directors is further responsible for selecting and applying appropriate accounting policies and making accounting estimates that are reasonable in the circumstances.Auditor’s ResponsibilityOur responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Swiss law and Swiss Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers the internal control system relevant to the entity’s preparation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control system. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of accounting estimates made, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.OpinionIn our opinion, the financial statements for the year ended December 31, 2018, comply with Swiss law and Credit Suisse Group AG’s articles of association.Report on Key Audit Matters based on the circular 1/2015 of the Federal Audit Oversight AuthorityValuation of participationsKey audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.Valuation of participationsKey Audit MatterOur responseCredit Suisse Group AG reports participations of CHF 52.1 billion as of December 31, 2018. The participations portfolio consists of investments in subsidiary entities mainly operating in the banking and finance industry.Participations are valued at acquisition cost less impairment. For the purpose of impairment testing, the portfolio valuation method is applied for economically closely related participations. All other participations are valued individually. The valuation of participations involves judgment in the projections and assumptions used, which are sensitive to the expected future market developments that could affect the profitability of these entities.We assessed and tested the design and implementation of the key controls over financial reporting with respect to the valuation of participations. This included controls over the identification and measurement of impairments, the evaluation of the valuation methodology, key inputs and assumptions used in the determination of the participation value, and management’s annual comparison of legal entity plans to past performance.For a sample of participations, we evaluated key assumptions applied in performing the valuation. We used our own valuation specialists to critically examine and challenge the key assumptions applied by benchmarking them against independent data.For further information on the valuation of participations refer to the following:Note 2 Accounting and valuation principles, “Participations”Note 11 ParticipationsReport on Other Legal Requirements We confirm that we meet the legal requirements on licensing according to the Auditor Oversight Act (AOA) and independence (article 728 CO and article 11 AOA) and that there are no circumstances incompatible with our independence. In accordance with article 728a paragraph 1 item 3 CO and Swiss Auditing Standard 890, we confirm that an internal control system exists, which has been designed for the preparation of financial statements according to the instructions of the Board of Directors.We further confirm that the proposed appropriation of available earnings complies with Swiss law and Credit Suisse Group AG’s articles of association. We recommend that the financial statements submitted to you be approved.KPMG AGNicholas EdmondsRalph DichtLicensed Audit ExpertLicensed Audit ExpertAuditor in ChargeZurich, SwitzerlandMarch 22, 2019

KPMG

Report on Other Legal Requirements

KPMG AG

Nicholas Edmonds
Licensed Audit Expert
Auditor in Charge

Ralph Dicht
Licensed Audit Expert

Zurich, Switzerland
March 22, 2019

KPMG AG, Badenerstrasse 172, PO Box, CH-8036 Zurich

KPMG AG is a subsidiary of KPMG Holding AG, which is a member of the KPMG network of independent firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss legal entity. All rights reserved.

Parent company financial statements
Statements of income
in	Note	2018	2017
Statements of income (CHF million)
Dividend income from participations		19	25
Other financial income	3	1,132	685
Other operating income	4	147	171
Total operating income		1,298	881
Financial expenses	5	1,172	704
Personnel expenses	6	57	78
Other operating expenses	7	104	116
Amortization, depreciation and impairment losses on noncurrent assets		0	3
Total operating expenses		1,333	901
Net profit/(loss) before taxes		(35)	(20)
Direct tax expenses		16	17
Net profit/(loss)		(51)	(37)
Balance sheets
end of	Note	2018	2017
Assets (CHF million)
Cash and cash equivalents		822	1,009
Other short-term receivables	8	258	509
Derivative financial instruments		89	211
Accrued income and prepaid expenses	9	482	269
Total current assets		1,651	1,998
Financial investments	10	23,906	14,915
Participations	11	52,117	52,112
Total noncurrent assets		76,023	67,027
Total assets		77,674	69,025
Liabilities and shareholders' equity (CHF million)
Short-term interest-bearing liabilities	12	1,482	1,345
Other short-term liabilities		6	17
Accrued expenses and deferred income	13	530	323
Total short-term liabilities		2,018	1,685
Long-term interest-bearing liabilities	14	27,591	18,591
Provisions		311	311
Total long-term liabilities		27,902	18,902
Total liabilities		29,920	20,587
Share capital	15	102	102
Capital contribution reserves		26,321	26,959
Other capital reserves		1,800	1,800
Legal capital reserves		28,121	28,759
Reserves for treasury shares	16	3,929	3,929
Legal income reserves		3,929	3,929
Statutory and discretionary reserves		10,500	10,500
Retained earnings carried forward		5,160	5,197
Net profit/(loss)		(51)	(37)
Voluntary retained earnings		15,609	15,660
Treasury shares against other capital reserves	17	(7)	(12)
Treasury shares		(7)	(12)
Total shareholders' equity		47,754	48,438
Total liabilities and shareholders' equity		77,674	69,025

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
Subsequent events
There were no subsequent events from the balance sheet date until March 22, 2019, the publishing date of these financial statements.
2 Accounting and valuation principles
These financial statements were prepared in accordance with the provisions of the Swiss Law on Accounting and Financial Reporting (32nd title of the Swiss Code of Obligations).
Cash and cash equivalents
Cash and cash equivalents are carried at nominal value.
Derivative financial instruments
Derivative financial instruments reported in this balance sheet line item are carried at the lower of cost or market. Realized gains are recorded in other financial income, realized and unrealized losses are recognized in financial expenses.
Financial investments
Financial investments include debt securities with a remaining maturity of more than 12 months after the balance sheet date. These securities are carried at cost. No valuation adjustments or impairment losses were required.
Participations
Participations are valued at historical cost less impairment. For the purpose of impairment testing, with a clearly defined sub-portfolio of economically closely related participations, the portfolio valuation method is applied. Impairment is assessed at each balance sheet date or at any point in time when facts and circumstances would indicate that an event has occurred which triggers an impairment review. The amount of impairment, if any, is assessed on the level of this sub-portfolio and not individually for each participation. All other participations are valued individually. An impairment is recorded if the carrying value exceeds the fair value of the participation sub-portfolio. If the fair value of participations recovers significantly and is considered sustainable, a prior period impairment can be reversed up to the historical cost value of the participations.
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
Foreign currency translation rates
End of	2018	2017
1 USD / 1 CHF	0.99	0.98

3 Other financial income
in	2018	2017
Other financial income (CHF million)
Interest income	942	587
Realized and unrealized gains on derivative financial instruments	169	75
Gains on sale of treasury shares	21	18
Foreign exchange gains	0	5
Other financial income	1,132	685
4 Other operating income
in	2018	2017
Other operating income (CHF million)
Trademark fees	63	69
Management fees	57	73
Guarantee fees	26	29
Other	1	0
Other operating income	147	171
5 Financial expenses
in	2018	2017
Financial expenses (CHF million)
Interest expenses	988	623
Realized and unrealized losses on derivative financial instruments	172	78
Losses on sale of treasury shares	11	0
Foreign exchange losses	1	0
Other	0	3
Financial expenses	1,172	704
6 Personnel expenses
in	2018	2017
Personnel expenses (CHF million)
Salaries	34	36
Variable compensation expenses	16	34
Other	7	8
Personnel expenses	57	78
7 Other operating expenses
in	2018	2017
Other operating expenses (CHF million)
Branding expenses	63	69
Other general and administrative expenses	41	47
Other operating expenses	104	116
8 Other short-term receivables
end of	2018	2017
Other short-term receivables (CHF million)
Receivables for trademark fees	223	207
Debt securities	0	290
Other	35	12
Other short-term receivables	258	509
9 Accrued income and prepaid expenses
end of	2018	2017
Accrued income and prepaid expenses (CHF million)
Accrued interest income	328	161
Deferred debt issuance costs	139	86
Unamortized discount on notes issued	11	12
Other	4	10
Accrued income and prepaid expenses	482	269
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
10 Financial investments
end of	2018	2017
Financial investments (CHF million)
Debt securities [1]	23,905	14,914
Equity securities	1	1
Financial investments	23,906	14,915
1
Reflects notes issued by Credit Suisse AG which substantially mirror the terms of the notes issued by Credit Suisse Group AG. Refer to "Note 14 – Long-term interest-bearing liabilities" for further information.

11 Participations
Direct participations
Company name	Domicile	Currency	Nominal capital in million	Voting interest in %		Equity interest in %
as of December 31, 2018
Capital Union Bank B.S.C. (closed) (under liquidation)	Manama, Kingdom of Bahrain	USD	50.0	26		26
Credit Suisse AG	Zurich, Switzerland	CHF	4,399.7	100		100
Credit Suisse Group (Guernsey) II Limited (in Guernsey members' voluntary liquidation)	St. Peter Port, Guernsey	USD	0.0	100		100
Credit Suisse Group Finance (Guernsey) Limited	St. Peter Port, Guernsey	USD	0.0	100		100
Credit Suisse Group Funding (Guernsey) Limited	St. Peter Port, Guernsey	USD	0.1	100		100
Credit Suisse Insurance Linked Strategies Ltd	Zurich, Switzerland	CHF	0.2	100		100
Credit Suisse International	London, United Kingdom	USD	12,366.1	2	[1]	2	[1]
Credit Suisse IP GmbH	Zurich, Switzerland	CHF	0.0	100		100
Credit Suisse Services AG	Zurich, Switzerland	CHF	1.0	100		100
Credit Suisse Trust AG	Zurich, Switzerland	CHF	5.0	100		100
Credit Suisse Trust Holdings Limited	St. Peter Port, Guernsey	GBP	2.0	100		100
CS LP Holding AG	Zug, Switzerland	CHF	0.1	100		100
Inreska Limited	St. Peter Port, Guernsey	GBP	3.0	100		100
Savoy Hotel Baur en Ville AG	Zurich, Switzerland	CHF	7.5	88		88
SECB Swiss Euro Clearing Bank GmbH [2]	Frankfurt, Germany	EUR	30.0	25		25
1 98% held by other group companies.
2 Sold on January 31, 2019.
Indirect participations
The company’s principal indirect participations are shown in Note 40 – Significant subsidiaries and equity method investments in VI – Consolidated financial statements – Credit Suisse Group.
12 Short-term interest-bearing liabilities
end of	2018	2017
Short-term interest-bearing liabilities (CHF million)
Due to banks	1,364	755
Cash collateral received	118	300
Low-trigger tier 1 capital notes	0	290
Short-term interest-bearing liabilities	1,482	1,345
13 Accrued expenses and deferred income
end of	2018	2017
Accrued expenses and deferred income (CHF million)
Accrued interest expenses	332	164
Deferred fees on acquired debt securities	130	75
Accrued personnel and other operating expenses	56	69
Unamortized discount on debt securities	11	12
Other	1	3
Accrued expenses and deferred income	530	323

14 Long-term interest-bearing liabilities
							2018	2017
Currency	Notional (million)	Interest rate		Issue date	First call date	Maturity date	Carrying value (CHF million)	Carrying value (CHF million)
High-trigger tier 1 capital notes
USD	1,500	7.125%	[1]	January 30, 2017	July 29, 2022	Perpetual	1,479	1,466
USD	2,000	7.500%	[1]	July 16, 2018	July 17, 2023	Perpetual	1,973	–
CHF	200	3.875%	[1]	March 22, 2017	September 22, 2023	Perpetual	200	200
CHF	300	3.500%	[1]	September 4, 2018	September 4, 2024	Perpetual	300	–
USD	1,500	7.250%	[1]	September 12, 2018	September 12, 2025	Perpetual	1,479	–
Low-trigger tier 1 capital notes
USD	2,250	7.500%	[1]	December 11, 2013	December 11, 2023	Perpetual	2,219	2,198
USD	2,500	6.250%	[1]	June 18, 2014	December 18, 2024	Perpetual	2,466	2,443
Senior unsecured notes
USD	1,000	3 Month USD LIBOR +0.55%	[2]	October 6, 2017	October 6, 2021	October 6, 2022	986	977
USD	1,750	3.574%		January 9, 2017	January 9, 2022	January 9, 2023	1,726	1,710
AUD	176	5.000%	[3]	February 8, 2018	February 8, 2022	February 8, 2038	123	–
JPY	38,700	0.553%	[1]	October 27, 2017	October 27, 2022	October 27, 2023	346	336
USD	1,000	2.997%	[1]	September 14, 2017	December 14, 2022	December 14, 2023	986	977
USD	500	3 Month USD LIBOR +1.2%		September 14, 2017	December 14, 2022	December 14, 2023	493	488
AUD	125	3.500%	[1]	March 8, 2018	March 8, 2023	March 8, 2024	87	–
AUD	175	3 Month USD BBSW +1.25%		March 8, 2018	March 8, 2023	March 8, 2024	122	–
USD	305	4.600%	[3]	March 29, 2018	March 29, 2023	March 29, 2048	301	–
USD	1,250	4.207%	[1]	June 12, 2018	June 12, 2023	June 12, 2024	1,233	–
USD	750	3 Month USD LIBOR +1.24%		June 12, 2018	June 12, 2023	June 12, 2024	740	–
USD	145	5.000%	[3]	June 29, 2018	June 29, 2023	June 29, 2048	143	–
USD	190	5.000%	[3]	August 31, 2018	August 31, 2023	August 31, 2048	187	–
USD	100	5.350%	[3]	October 26, 2018	October 26, 2023	October 26, 2048	99	–
USD	100	5.400%	[3]	December 27, 2018	December 27, 2023	December 27, 2048	99	–
EUR	1,500	1.250%	[1]	July 17, 2017	July 17, 2024	July 17, 2025	1,693	1,752
GBP	750	2.125%	[1]	September 12, 2017	September 12, 2024	September 12, 2025	943	987
JPY	8,300	0.904%	[1]	October 27, 2017	October 27, 2026	October 27, 2027	74	72
USD	2,250	4.282%		January 9, 2017	January 9, 2027	January 9, 2028	2,219	2,198
USD	2,000	3.869%	[1]	January 12, 2018	January 12, 2028	January 12, 2029	1,973	–
EUR	100	2.455%		July 11, 2018	July 11, 2028	July 4, 2034	113	–
JPY	10,000	1.269%	[1]	October 27, 2017	October 27, 2032	October 27, 2033	89	87
Time deposit
CHF							2,700	2,700
Total							27,591	18,591
1 Interest rate reset at first call date and on every reset date thereafter.
2 Minimum rate 0.55% / Maximum rate 3.55%.
3 The interest rate of these zero coupon accreting senior callable notes reflects the yield rate of the notes.
The high-trigger and low-trigger tier 1 capital notes issued by Credit Suisse Group AG are perpetual securities and have no fixed or final maturity date. Subject to the satisfaction of certain conditions, they may be redeemed, at the option of the issuer, on the first call date or on any interest rate reset date thereafter.
The high-trigger tier 1 capital notes mandatorily either convert into ordinary shares of Credit Suisse Group AG or are permanently written-down to zero, as provided in the terms of the respective instrument, upon the occurrence of certain specified triggering events. These events include the Group’s consolidated common equity tier 1 (CET1) ratio falling below 7%, or a determination by the Swiss Financial Market Supervisory Authority FINMA (FINMA) that conversion or write-down is necessary, or that Credit Suisse Group AG requires extraordinary public sector capital support, to prevent Credit Suisse Group AG from becoming insolvent, bankrupt or unable to pay a material amount of its debt, or other similar circumstances. Conversion or write-down can only be prevented if FINMA, at Credit Suisse Group AG’s request, is satisfied that certain conditions exist and determines that a conversion or write-down is not required. High-trigger instruments are designed to absorb losses before other capital instruments, including the low-trigger capital instruments.

The low-trigger tier 1 capital notes have a write-down feature, which means that interest on the notes shall cease to accrue and the full principal amount of the notes will be permanently written down to zero upon the occurrence of certain specified triggering events, also called write-down events. A write-down event will occur if the sum of the Group’s consolidated CET1 ratio and the Higher Trigger Capital Ratio (i.e., the ratio of Higher Trigger Capital Amount to the aggregate of all risk-weighted assets of the Group) as of any quarterly balance sheet date or interim capital report date is below 5.125%. A write-down event will also occur if FINMA determines that a write-down of the notes is necessary, or that Credit Suisse Group AG requires, extraordinary public sector capital support to prevent Credit Suisse Group AG from becoming insolvent, bankrupt or unable to pay a material part of its debts, or other similar circumstances. Write-down can only be prevented if FINMA, at the Group’s request, is satisfied that certain conditions exist and determines that a conversion or write-down is not required.
In addition to the high-trigger and low-trigger tier 1 capital notes, Credit Suisse Group AG has issued senior unsecured notes, which qualify as total loss-absorbing capacity (TLAC). The senior unsecured notes have a fixed maturity date and can be redeemed, at the option of the issuer, at the call date. The senior unsecured notes are bail-in debt instruments that are designed to absorb losses after the cancellation of Credit Suisse Group AG’s equity instruments and after the write-down or conversion into equity of regulatory capital (including high-trigger and low-trigger tier 1 capital notes) in restructuring proceedings with respect to Credit Suisse Group AG. Bail-in debt instruments do not feature capital triggers that may lead to a write-down and/or a conversion into equity outside of restructuring, but only begin to bear losses once Credit Suisse Group AG is formally in restructuring proceedings and FINMA orders capital measures (i.e., a write-down and/or a conversion into equity) in the restructuring plan.
15 Share capital, conditional, conversion and authorized capital
	No. of registered shares		Par value in CHF	No. of registered shares	Par value in CHF
Share capital as of December 31, 2017				2,556,011,720	102,240,469
Conditional capital
Warrants and convertible bonds
Capital as of December 31, 2017	400,000,000		16,000,000
Capital as of December 31, 2018	400,000,000	[1]	16,000,000
Conversion capital
Capital as of December 31, 2017	150,000,000		6,000,000
Capital as of December 31, 2018	150,000,000	[2]	6,000,000
Authorized capital
Capital as of December 31, 2017	165,118,230		6,604,729
Capital as of December 31, 2018	165,118,230		6,604,729
Share capital as of December 31, 2018				2,556,011,720	102,240,469
1 72.2 million registered shares reserved for the USD 1,500 million 7.125% high-trigger tier 1 capital notes.
2 39.0 million registered shares reserved for the USD 1,500 million 7.125% high-trigger tier 1 capital notes.
16 Credit Suisse Group shares held by subsidiaries
	2018			2017
	Share equivalents		Market value (CHF million)	Share equivalents	Market value (CHF million)
Balance at end of financial year
Physical holdings	5,022,410	[1]	54	5,012,413	87
Holdings, net of pending obligations	(1,334,536)		(14)	(607,300)	(11)
1 Representing 0.2% of issued shares as of December 31, 2018.

17 Purchases and sales of treasury shares
	Net gain/(loss) on sale (CHF million)	Treasury shares, at cost (CHF million)	Number of shares	Average price per share (CHF)
2018
Balance as of December 31, 2017		12	745,253	15.64
Sale of treasury shares [1]	10	(762)	(46,612,198)	16.55
Purchase of treasury shares		757	46,272,226	16.36
Change in 2018	10	(5)	(339,972)
Balance as of December 31, 2018		7	405,281	16.38
2017
Balance as of December 31, 2016		2	142,534	13.12
Sale of treasury shares [1]	18	(620)	(41,984,328)	15.22
Purchase of treasury shares		630	42,587,047	14.80
Change in 2017	18	10	602,719
Balance as of December 31, 2017		12	745,253	15.64
2018: Highest price CHF 18.63, paid on January 24 and lowest price CHF 15.46, paid on April 4 in a market transaction.
2017: Highest price CHF 16.40, paid on November 22 and lowest price CHF 14.31, paid on July 3 in a market transaction.
1 Representing share award settlements with Group employees.
18 Significant shareholders
	2018			2017
end of	Number of shares (million)	Total nominal value (CHF million)	Share- holding (%)	Number of shares (million)	Total nominal value (CHF million)	Share- holding (%)
Direct shareholders [1]
Chase Nominees Ltd. [2]	388	16	15.19	329	13	12.88
Nortrust Nominees Ltd. [2]	149	6	5.84	140	6	5.49
1 As registered in the share register of the Group on December 31 of the reporting period; includes shareholders registered as nominees.
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
19 Contingent liabilities
end of	2018	2017
Contingent liabilities (CHF million)
Aggregate indemnity liabilities, guarantees and other contingent liabilities (net of exposures recorded as liabilities)	24,026	30,422	[2]
of which have been entered into on behalf of subsidiaries [1]	24,026	30,422
1 Includes senior unsecured notes issued by subsidiaries of CHF 22,165 million and CHF 22,179 million as of December 31, 2018 and 2017, respectively, which qualify as TLAC.
2 The prior year balance has been changed to conform to the current year's presentation. This change had no impact on net loss or total shareholders' equity.
Contingent liabilities include guarantees for obligations, performance-related guarantees and letters of comfort issued to third parties. Contingencies with a stated amount are included in the above table. In some instances, however, the exposure of Credit Suisse Group AG is not defined as an amount but relates to specific circumstances such as the solvency of subsidiaries.
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
20 Assets and liabilities with related parties
end of	2018	2017
Assets (CHF million)
Cash and cash equivalents	817	1,004
Other short-term receivables	243	502
Derivative financial instruments	89	211
Accrued income and prepaid expenses	481	268
Total current assets – related parties	1,630	1,985
Financial investments	23,905	14,914
Participations	52,117	52,112
Total noncurrent assets – related parties	76,022	67,026
Total assets – related parties	77,652	69,011
Liabilities (CHF million)
Short-term interest-bearing liabilities	1,482	1,055
Other short-term liabilities	5	16
Accrued expenses and deferred income [1]	170	124
Total short-term liabilities – related parties	1,657	1,195
Long-term interest-bearing liabilities	2,700	2,700
Total long-term liabilities – related parties	2,700	2,700
Total liabilities – related parties	4,357	3,895
The assets and liabilities represent the amounts due from and due to group companies, except where indicated.
1 Includes amounts due to management bodies of CHF 28 million at December 31, 2018 and CHF 34 million at December 31, 2017, respectively.
21 Subordinated assets and liabilities
end of	2018	2017
Subordinated assets and liabilities (CHF million)
Subordinated assets	9,292	5,682
Subordinated liabilities	10,282	6,663

22 Shareholdings
Executive Board shareholdings
The shareholdings of the Executive Board members, their immediate family and companies in which they have a controlling interest as well as the value of the unvested share-based compensation awards held by Executive Board members as of December 31, 2018 and 2017, are disclosed in the table below.
Executive Board holdings and values of deferred share-based awards by individual
end of	Number of owned shares	[1]	Number of unvested awards (at maximum opportunity)	[2]	Number of owned shares and unvested awards (at maximum opportunity)	Value (CHF) of unvested awards at grant date (at maximum opportunity)	Value (CHF) of unvested awards at year end (at fair value)	[3]
2018
Tidjane Thiam	64,302		990,706		1,055,008	16,430,736	6,923,084
James L. Amine	426,726		1,046,190		1,472,916	17,300,812	7,049,362
Pierre-Olivier Bouée	74,079		512,085		586,164	8,287,028	4,019,900
Romeo Cerutti	269,373		389,685		659,058	6,423,655	2,734,410
Brian Chin	431,274		1,137,731		1,569,005	18,494,683	8,600,260
Peter Goerke	21,953		342,324		364,277	5,655,877	2,438,237
Thomas Gottstein	118,976		402,042		521,018	6,752,150	2,831,436
Iqbal Khan	70,060		519,389		589,449	8,757,970	3,530,037
David R. Mathers	84,360		793,632		877,992	13,180,647	5,973,132
Joachim Oechslin	61,092		406,852		467,944	6,771,566	2,779,441
Helman Sitohang	264,737		822,060		1,086,797	13,497,946	5,857,016
Lara Warner	2,036		469,641		471,677	7,989,249	3,102,330
Total	1,888,968		7,832,337		9,721,305	129,542,319	55,838,645
2017
Tidjane Thiam	1,967		1,132,835		1,134,802	20,298,771	13,941,708
James L. Amine	382,106		1,098,488		1,480,594	18,110,327	11,694,777
Pierre-Olivier Bouée	38,204		439,832		478,036	7,200,011	5,345,214
Romeo Cerutti	199,630		410,871		610,501	6,945,908	4,389,711
Brian Chin	234,328		1,098,757		1,333,085	17,798,557	16,800,518
Peter Goerke	21,953		282,112		304,065	4,750,031	2,985,514
Thomas Gottstein	–		354,275		354,275	6,009,654	3,639,767
Iqbal Khan	25,135		379,846		404,981	6,412,346	4,016,413
David R. Mathers	52,672		704,359		757,031	11,723,886	7,726,820
Joachim Oechslin	–		386,390		386,390	6,627,551	4,027,112
Helman Sitohang	394,737		826,572		1,221,309	13,516,027	9,278,836
Lara Warner	2,036		325,449		327,485	5,501,327	3,445,577
Total	1,352,768		7,439,786		8,792,554	124,894,396	87,291,967
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

3 Includes the value of unvested LTI awards, which was determined based on the number of shares at fair value at the time of grant, multiplied by the share price at the end of the year.

Board of Directors shareholdings
The shareholdings of the Board of Directors members, their immediate family and companies in which they have a controlling interest are disclosed in the table below. As of December 31, 2018 and 2017, there were no Board of Directors members with outstanding options.
Board of Directors shareholdings by individual
end of	2018	2017
December 31 (shares) [1]
Urs Rohner	268,250	189,956
Iris Bohnet	61,311	49,451
Andreas Gottschling	19,210	5,432
Alexander Gut	37,707	24,152
Michael Klein [2]	6,713	–
Andreas N. Koopmann	131,231	117,900
Seraina Macia	49,827	37,231
Kai S. Nargolwala	299,872	280,883
Ana Paula Pessoa [2]	7,672	–
Joaquin J. Ribeiro	37,705	24,150
Severin Schwan	129,957	116,402
John Tiner	244,317	216,645
Alexandre Zeller	79,763	6,208
Total	1,373,535	1,068,410	[3]
1 Includes Group shares that are subject to a blocking period of up to four years; includes shareholdings of immediate family members.
2 Michael Klein and Ana Paula Pessoa were newly elected at the 2018 AGM.
3 Excludes 196,766 shares held by Richard E. Thornburgh as of December 31, 2017, who did not stand for re-election to the Board as of April 27, 2018.
Share awards outstanding
	2018		2017
end of	Number of share- awards outstanding in million	Fair value in CHF million	Number of share- awards outstanding in million	Fair value in CHF million
Share awards [1]
Employees	138	1,490	148	2,575
Total share awards	138	1,490	148	2,575
1 In the interests of transparency also share awards granted to employees of subsidiaries of Credit Suisse Group AG are considered in this disclosure table.

Proposed appropriation of retained earnings and capital distribution
Proposed appropriation of retained earnings
2018
Retained earnings (CHF million)
Retained earnings carried forward	5,160
Net profit/(loss)	(51)
Retained earnings available for appropriation	5,109
To be carried forward	5,109
Total	5,109
Proposed distribution out of capital contribution reserves
2018
Capital contribution reserves (CHF million)
Balance at beginning of year	26,959
Capital distribution for the financial year 2017	(638)
Balance at end of year	26,321
Proposed distribution of CHF 0.2625 per registered share for the financial year 2018 [1]	(671)
Balance after distribution	25,650
Distributions out of capital contribution reserves are free of Swiss withholding tax and are not subject to income tax for Swiss resident individuals holding the shares as a private investment.
1
2,555,606,439 registered shares - net of own shares held by the company - as of December 31, 2018. The number of registered shares eligible for distribution may change due to the issuance of new registered shares and transactions in own shares.

VIII – Consolidated financial statements – Credit Suisse (Bank)
Report of the Independent Registered Public Accounting Firm
Consolidated financial statements
Notes to the consolidated financial statements
Controls and procedures
Report of the Independent Registered Public Accounting Firm

1 Summary of significant accounting policies
2 Recently issued accounting standards
3 Business developments, significant shareholders and subsequent events
4 Segment information
5 Net interest income
6 Commissions and fees
7 Trading revenues
8 Other revenues
9 Provision for credit losses
10 Compensation and benefits
11 General and administrative expenses
12 Restructuring expenses
13 Revenue from contracts with customers
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
38 Litigation
39 Significant subsidiaries and equity method investments
40 Significant valuation and income recognition differences between US GAAP and Swiss GAAP banking law (true and fair view)

Report of the Independent Registered Public Accounting Firm
Report of the Independent Registered Public Accounting FirmTo the shareholders and Board of Directors Credit Suisse AG, Zurich _____________________________________________________________________Opinion on the Consolidated Financial Statements We have audited the accompanying consolidated balance sheets of Credit Suisse AG and subsidiaries (the “Bank”) as of December31, 2018 and 2017, and the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for each of the years in the threeyear period ended December31, 2018, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Bank as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2018, in conformity with U.S. generally accepted accounting principles. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Bank’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 22, 2019 expressed an unqualified opinion on the effectiveness of the Bank’s internal control over financial reporting. Basis for Opinion These consolidated financial statements are the responsibility of the Bank’s management and the Board of Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Bank in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion. KPMG AG Nicholas Edmonds Anthony AnzevinoLicensed Audit Expert Global Lead Partner Auditor in Charge We have served as the Bank’s auditor since 1989. Zurich, Switzerland March 22, 2019

[this page intentionally left blank]

Consolidated financial statements
Consolidated statements of operations
in	Note	2018	2017	2016
Consolidated statements of operations (CHF million)
Interest and dividend income	5	19,623	17,061	17,375
Interest expense	5	(12,498)	(10,369)	(9,781)
Net interest income	5	7,125	6,692	7,594
Commissions and fees	6	11,742	11,672	10,938
Trading revenues	7	456	1,300	371
Other revenues	8	1,497	1,301	1,490
Net revenues		20,820	20,965	20,393
Provision for credit losses	9	245	210	252
Compensation and benefits	10	8,864	9,964	10,777
General and administrative expenses	11	7,068	7,413	9,885
Commission expenses		1,259	1,429	1,455
Restructuring expenses	12	528	396	513
Total other operating expenses		8,855	9,238	11,853
Total operating expenses		17,719	19,202	22,630
Income/(loss) before taxes		2,856	1,553	(2,489)
Income tax expense	27	1,134	2,781	400
Net income/(loss)		1,722	(1,228)	(2,889)
Net income/(loss) attributable to noncontrolling interests		(7)	27	(6)
Net income/(loss) attributable to shareholders		1,729	(1,255)	(2,883)
Consolidated statements of comprehensive income
in	2018	2017	2016
Comprehensive income/(loss) (CHF million)
Net income/(loss)	1,722	(1,228)	(2,889)
Gains/(losses) on cash flow hedges	(7)	(35)	(22)
Foreign currency translation	(321)	(1,015)	498
Unrealized gains/(losses) on securities	(18)	(13)	1
Actuarial gains/(losses)	31	21	210
Net prior service credit/(cost)	(10)	0	0
Gains/(losses) on liabilities related to credit risk	1,442	(1,684)	(1,082)
Other comprehensive income/(loss), net of tax	1,117	(2,726)	(395)
Comprehensive income/(loss)	2,839	(3,954)	(3,284)
Comprehensive income/(loss) attributable to noncontrolling interests	(3)	(9)	11
Comprehensive income/(loss) attributable to shareholders	2,842	(3,945)	(3,295)
The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated balance sheets
end of	Note	2018	2017
Assets (CHF million)
Cash and due from banks		99,314	109,510
of which reported at fair value		115	212
of which reported from consolidated VIEs		173	232
Interest-bearing deposits with banks		1,074	721
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	14	117,095	115,346
of which reported at fair value		81,818	77,498
Securities received as collateral, at fair value		41,696	38,074
of which encumbered		25,711	23,632
Trading assets, at fair value	15	132,427	156,774
of which encumbered		32,452	49,237
of which reported from consolidated VIEs		1,616	1,348
Investment securities	16	2,909	2,189
of which reported at fair value		2,909	2,189
of which reported from consolidated VIEs		1,432	381
Other investments	17	4,824	5,893
of which reported at fair value		2,430	3,497
of which reported from consolidated VIEs		1,505	1,833
Net loans	18	292,875	283,237
of which reported at fair value		14,873	15,307
of which encumbered		230	186
of which reported from consolidated VIEs		387	267
allowance for loan losses		(901)	(881)
Premises and equipment	19	4,530	4,445
of which reported from consolidated VIEs		18	128
Goodwill	20	4,056	4,036
Other intangible assets	21	219	223
of which reported at fair value		163	158
Brokerage receivables		38,907	46,968
Other assets	22	32,143	30,956
of which reported at fair value		7,263	9,018
of which encumbered		279	134
of which reported from consolidated VIEs		2,009	2,396
Total assets		772,069	798,372
The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated balance sheets (continued)
end of	Note	2018	2017
Liabilities and equity (CHF million)
Due to banks	23	15,220	15,411
of which reported at fair value		406	197
Customer deposits	23	365,263	362,303
of which reported at fair value		3,292	3,511
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	14	24,623	26,496
of which reported at fair value		14,828	15,262
Obligation to return securities received as collateral, at fair value		41,696	38,074
Trading liabilities, at fair value	15	42,171	39,132
of which reported from consolidated VIEs		3	3
Short-term borrowings		22,419	26,378
of which reported at fair value		8,068	11,019
of which reported from consolidated VIEs		5,465	6,672
Long-term debt	24	153,433	172,042
of which reported at fair value		63,027	62,622
of which reported from consolidated VIEs		1,764	863
Brokerage payables		30,923	43,303
Other liabilities	22	30,327	31,683
of which reported at fair value		8,983	8,590
of which reported from consolidated VIEs		277	441
Total liabilities		726,075	754,822
Common shares		4,400	4,400
Additional paid-in capital		45,557	45,718
Retained earnings		10,179	8,484
Accumulated other comprehensive income/(loss)	25	(14,840)	(15,932)
Total shareholders' equity		45,296	42,670
Noncontrolling interests		698	880
Total equity		45,994	43,550

Total liabilities and equity		772,069	798,372
end of	2018	2017
Additional share information
Par value (CHF)	1.00	1.00
Issued shares	4,399,680,200	4,399,680,200
Shares outstanding	4,399,680,200	4,399,680,200
The Bank's total share capital is fully paid and consists of 4,399,680,200 registered shares as of December 31, 2018. Each share is entitled to one vote. The Bank has no warrants on its own shares outstanding.

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated statements of changes in equity
	Attributable to shareholders
	Common shares	Additional paid-in capital	Retained earnings	Treasury shares, at cost	[1]	AOCI	Total share- holders' equity	Non- controlling interests	Total equity
2018 (CHF million)
Balance at beginning of period	4,400	45,718	8,484	0		(15,932)	42,670	880	43,550
Purchase of subsidiary shares from non- controlling interests, changing ownership	–	(1)	–	–		–	(1)	(4)	(5)
Purchase of subsidiary shares from non- controlling interests, not changing ownership [2,3]	–	–	–	–		–	–	(70)	(70)
Sale of subsidiary shares to noncontrolling interests, changing ownership	–	2	–	–		–	2	(2)	–
Sale of subsidiary shares to noncontrolling interests, not changing ownership [3]	–	–	–	–		–	–	30	30
Net income/(loss)	–	–	1,729	–		–	1,729	(7)	1,722
Cumulative effect of accounting changes, net of tax	–	–	(24)	–		(21)	(45)	–	(45)
Total other comprehensive income/(loss), net of tax	–	–	–	–		1,113	1,113	4	1,117
Share-based compensation, net of tax	–	(140)	–	–		–	(140)	–	(140)
Dividends on share-based compensation, net of tax	–	(22)	–	–		–	(22)	–	(22)
Dividends paid	–	–	(10)	–		–	(10)	(5)	(15)
Changes in scope of consolidation, net	–	–	–	–		–	–	(128)	(128)
Balance at end of period	4,400	45,557	10,179	0		(14,840)	45,296	698	45,994
2017 (CHF million)
Balance at beginning of period	4,400	41,817	9,814	0		(13,242)	42,789	1,069	43,858
Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	–	–	–		–	–	(189)	(189)
Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–	–	–		–	–	65	65
Net income/(loss)	–	–	(1,255)	–		–	(1,255)	27	(1,228)
Cumulative effect of accounting changes, net of tax	–	–	(25)	–		–	(25)	–	(25)
Total other comprehensive income/(loss), net of tax	–	–	–	–		(2,690)	(2,690)	(36)	(2,726)
Share-based compensation, net of tax	–	6	–	–		–	6	–	6
Dividends on share-based compensation, net of tax	–	(79)	–	–		–	(79)	–	(79)
Dividends paid	–	–	(10)	–		–	(10)	(3)	(13)
Changes in scope of consolidation, net	–	–	–	–		–	–	(41)	(41)
Other	–	3,974	(40)	–		–	3,934	(12)	3,922
Balance at end of period	4,400	45,718	8,484	0		(15,932)	42,670	880	43,550
1 Reflects Credit Suisse Group shares which are reported as treasury shares. Those shares are held to economically hedge share award obligations.
2 Distributions to owners in funds include the return of original capital invested and any related dividends.
3 Transactions with and without ownership changes related to fund activity are all displayed under "not changing ownership".
The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated statements of changes in equity (continued)
	Attributable to shareholders
	Common shares/ participa- tion secu- rities	Additional paid-in capital	Retained earnings	Treasury shares, at cost	AOCI	Total share- holders' equity	Non- controlling interests	Total equity
2016 (CHF million)
Balance at beginning of period	4,400	40,999	13,307	0	(13,294)	45,412	1,284	46,696
Purchase of subsidiary shares from non- controlling interests, changing ownership	–	(13)	–	–	–	(13)	(6)	(19)
Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	–	–	–	–	–	(118)	(118)
Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–	–	–	–	–	120	120
Net income/(loss)	–	–	(2,883)	–	–	(2,883)	(6)	(2,889)
Cumulative effect of accounting changes, net of tax	–	–	(464)	–	464	–	–	–
Total other comprehensive income/(loss), net of tax	–	–	–	–	(412)	(412)	17	(395)
Share-based compensation, net of tax	–	168	–	–	–	168	–	168
Dividends on share-based compensation, net of tax	–	(41)	–	–	–	(41)	–	(41)
Dividends paid	–	–	(146)	–	–	(146)	–	(146)
Changes in scope of consolidation, net	–	2	–	–	–	2	(194)	(192)
Other	–	702	–	–	–	702	(28)	674
Balance at end of period	4,400	41,817	9,814	0	(13,242)	42,789	1,069	43,858
The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated statements of cash flows
in	2018	2017	2016
Operating activities (CHF million)
Net income/(loss)	1,722	(1,228)	(2,889)
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities (CHF million)
Impairment, depreciation and amortization	844	837	934
Provision for credit losses	245	210	252
Deferred tax provision/(benefit)	592	2,285	(234)
Share of net income/(loss) from equity method investments	(107)	(150)	(62)
Trading assets and liabilities, net	25,388	3,441	21,214
(Increase)/decrease in other assets	3,519	(15,435)	9,731
Increase/(decrease) in other liabilities	(14,228)	(1,443)	(1,021)
Other, net	(5,564)	2,993	(917)
Total adjustments	10,689	(7,262)	29,897
Net cash provided by/(used in) operating activities	12,411	(8,490)	27,008
Investing activities (CHF million)
(Increase)/decrease in interest-bearing deposits with banks	(364)	40	117
(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	(1,372)	14,286	(7,056)
Purchase of investment securities	(683)	(86)	(88)
Proceeds from sale of investment securities	255	14	14
Maturities of investment securities	853	422	363
Investments in subsidiaries and other investments	(546)	(1,094)	(1,357)
Proceeds from sale of other investments	1,770	1,967	1,693
(Increase)/decrease in loans	(13,701)	(14,779)	(4,221)
Proceeds from sales of loans	5,981	9,938	2,468
Capital expenditures for premises and equipment and other intangible assets	(989)	(950)	(1,164)
Proceeds from sale of premises and equipment and other intangible assets	80	60	55
Other, net	342	65	750
Net cash provided by/(used in) investing activities	(8,374)	9,883	(8,426)
The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated statements of cash flows (continued)
in	2018	2017	2016
Financing activities (CHF million)
Increase/(decrease) in due to banks and customer deposits	2,006	3,187	10,237
Increase/(decrease) in short-term borrowings	(2,985)	5,507	6,594
Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(2,052)	(5,251)	(14,525)
Issuances of long-term debt	33,308	43,567	52,944
Repayments of long-term debt	(43,858)	(62,644)	(47,132)
Dividends paid	(15)	(13)	(145)
Other, net	(657)	3,535	1,044
Net cash provided by/(used in) financing activities	(14,253)	(12,112)	9,017
Effect of exchange rate changes on cash and due from banks (CHF million)
Effect of exchange rate changes on cash and due from banks	20	(837)	1,213
Net increase/(decrease) in cash and due from banks (CHF million)
Net increase/(decrease) in cash and due from banks	(10,196)	(11,556)	28,812

Cash and due from banks at beginning of period [1]	109,510	121,066	92,254
Cash and due from banks at end of period [1]	99,314	109,510	121,066
1 Includes restricted cash.
Supplemental cash flow information
in	2018	2017	2016
Cash paid for income taxes and interest (CHF million)
Cash paid for income taxes	666	531	659
Cash paid for interest	12,524	9,688	9,105
Assets and liabilities sold in business divestitures (CHF million)
Assets sold	0	1,777	425
Liabilities sold	0	1,658	383
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
In preparing the consolidated financial statements, management is required to make estimates and assumptions including, but not limited to, the fair value measurements of certain financial assets and liabilities, the allowance for loan losses, the evaluation of variable interest entities (VIEs), the impairment of assets other than loans, recognition of deferred tax assets, tax uncertainties, pension liabilities and various contingencies. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the dates of the consolidated balance sheets and the reported amounts of revenues and expenses during the reporting period. While management evaluates its estimates and assumptions on an ongoing basis, actual results could differ materially from management’s estimates. Market conditions may increase the risk and complexity of the judgments applied in these estimates.
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
> Refer to “Note 4 – Segment information” in VI – Consolidated financial statements – Credit Suisse Group for further information.
Net revenues and income/(loss) before taxes
in	2018	2017	2016
Net revenues (CHF million)
Swiss Universal Bank	5,564	5,396	5,759
International Wealth Management	5,414	5,111	4,698
Asia Pacific	3,393	3,504	3,597
Global Markets	4,980	5,551	5,497
Investment Banking & Capital Markets	2,177	2,139	1,972
Strategic Resolution Unit	(708)	(886)	(1,271)
Adjustments [1]	0	150	141
Net revenues	20,820	20,965	20,393
Income/(loss) before taxes (CHF million)
Swiss Universal Bank	2,125	1,765	2,025
International Wealth Management	1,705	1,351	1,121
Asia Pacific	664	729	725
Global Markets	154	450	48
Investment Banking & Capital Markets	344	369	261
Strategic Resolution Unit	(1,381)	(2,135)	(5,759)
Adjustments [1]	(755)	(976)	(910)
Income/(loss) before taxes	2,856	1,553	(2,489)
1
Adjustments represent certain consolidating entries and balances, including those relating to items that are managed but are not legally owned by the Bank and vice versa, and certain expenses that were not allocated to the segments.

Total assets
end of	2018	2017
Total assets (CHF million)
Swiss Universal Bank	224,301	228,857
International Wealth Management	91,835	94,753
Asia Pacific	99,809	96,497
Global Markets	211,530	242,159
Investment Banking & Capital Markets	16,156	20,803
Strategic Resolution Unit	20,874	45,629
Adjustments [1]	107,564	69,674
Total assets	772,069	798,372
1
Adjustments represent certain consolidating entries and balances, including those relating to items that are managed but are not legally owned by the Bank and vice versa, and certain expenses that were not allocated to the segments.

Net revenues and income/(loss) before taxes by geographical location
in	2018	2017	2016
Net revenues (CHF million)
Switzerland	8,047	8,015	8,484
EMEA	1,164	1,042	2,036
Americas	8,750	8,952	7,267
Asia Pacific	2,859	2,956	2,606
Net revenues	20,820	20,965	20,393
Income/(loss) before taxes (CHF million)
Switzerland	1,927	1,648	1,955
EMEA	(2,520)	(2,825)	(2,487)
Americas	3,344	2,660	(1,602)
Asia Pacific	105	70	(355)
Income/(loss) before taxes	2,856	1,553	(2,489)
The designation of net revenues and income/(loss) before taxes is based on the location of the office recording the transactions. This presentation does not reflect the way the Bank is managed.
Total assets by geographical location
end of	2018	2017
Total assets (CHF million)
Switzerland	237,200	243,767
EMEA	149,715	154,179
Americas	309,616	318,358
Asia Pacific	75,538	82,068
Total assets	772,069	798,372
The designation of total assets by region is based upon customer domicile.

5 Net interest income
in	2018	2017	2016
Net interest income (CHF million)
Loans	6,778	5,981	5,627
Investment securities	80	47	60
Trading assets	7,131	6,698	7,483
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	2,856	2,515	2,767
Other	2,778	1,820	1,438
Interest and dividend income	19,623	17,061	17,375
Deposits	(2,291)	(1,360)	(1,047)
Short-term borrowings	(370)	(168)	(84)
Trading liabilities	(3,453)	(3,546)	(3,602)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(1,877)	(1,284)	(1,387)
Long-term debt	(3,696)	(3,580)	(3,460)
Other	(811)	(431)	(201)
Interest expense	(12,498)	(10,369)	(9,781)
Net interest income	7,125	6,692	7,594
6 Commissions and fees
in	2018	2017	2016
Commissions and fees (CHF million)
Lending business	1,902	1,809	1,790
Investment and portfolio management	3,415	3,320	3,043
Other securities business	83	82	72
Fiduciary business	3,498	3,402	3,115
Underwriting	1,735	1,817	1,364
Brokerage	2,797	3,006	3,029
Underwriting and brokerage	4,532	4,823	4,393
Other services	1,810	1,638	1,640
Commissions and fees	11,742	11,672	10,938
7 Trading revenues
in	2018	2017	2016
Trading revenues (CHF million)
Interest rate products	759	3,218	7,163
Foreign exchange products	372	1,991	(3,461)
Equity/index-related products	(481)	(2,895)	(1,738)
Credit products	(97)	(1,096)	(2,124)
Commodity and energy products	102	86	177
Other products	(199)	(4)	354
Total	456	1,300	371
Represents revenues on a product basis which are not representative of business results within segments, as segment results utilize financial instruments across various product types.
> Refer to “Note 7 – Trading revenues” in VI – Consolidated financial statements – Credit Suisse Group for further information.
8 Other revenues
in	2018	2017	2016
Other revenues (CHF million)
Loans held-for-sale	(4)	3	(51)
Long-lived assets held-for-sale	39	(18)	437
Equity method investments	221	229	205
Other investments	335	81	7
Other	906	1,006	892
Other revenues	1,497	1,301	1,490
9 Provision for credit losses
in	2018	2017	2016
Provision for credit losses (CHF million)
Provision for loan losses	201	190	249
Provision for lending-related and other exposures	44	20	3
Provision for credit losses	245	210	252
10 Compensation and benefits
in	2018		2017	2016
Compensation and benefits (CHF million)
Salaries and variable compensation	7,449		8,421	9,058
Social security	567		620	691
Other	848	[1]	923	1,028
Compensation and benefits	8,864		9,964	10,777
1 Includes pension-related expenses of CHF 533 million in 2018 relating to service costs for defined benefit pension plans and employer contributions for defined contribution pension plans.
11 General and administrative expenses
in	2018		2017	2016
General and administrative expenses (CHF million)
Occupancy expenses	855		935	999
IT, machinery, etc.	926		1,005	1,160
Provisions and losses	433		697	3,009
Travel and entertainment	310		299	316
Professional services	2,991		3,019	2,966
Amortization and impairment of other intangible assets	9		9	8
Other	1,544	[1]	1,449	1,427
General and administrative expenses	7,068		7,413	9,885
1 Includes pension-related expenses/(credits) of CHF 32 million in 2018 relating to certain components of net periodic benefit costs for defined benefit plans.

12 Restructuring expenses
Restructuring expenses by segment
in	2018	2017	2016
Restructuring expenses by segment (CHF million)
Swiss Universal Bank	101	59	60
International Wealth Management	115	70	54
Asia Pacific	61	63	53
Global Markets	242	150	217
Investment Banking & Capital Markets	84	42	28
Strategic Resolution Unit	21	57	121
Corporate Center	2	14	7
Adjustments [1]	(98)	(59)	(27)
Total restructuring expenses	528	396	513
1 Adjustments represent certain consolidating entries and balances, including those relating to items that are managed but are not legally owned by the Bank and vice versa.
Restructuring expenses by type
in	2018	2017	2016
Restructuring expenses by type (CHF million)
Compensation and benefits-related expenses	233	286	358
of which severance expenses	157	188	218
of which accelerated deferred compensation	76	98	140
General and administrative-related expenses	295	110	155
Total restructuring expenses	528	396	513
In connection with the ongoing implementation of the revised Bank strategy, restructuring expenses of CHF 528 million, CHF 396 million and CHF 513 million were recognized in 2018, 2017 and 2016, respectively.
> Refer to “Note 12 – Restructuring expenses” in VI – Consolidated financial statements – Credit Suisse Group for further information.
Restructuring provision
	2018			2017			2016
in	Compen- sation and benefits	General and administrative expenses	Total	Compen- sation and benefits	General and administrative expenses	Total	Compen- sation and benefits	General and administrative expenses	Total
Restructuring provision (CHF million)
Balance at beginning of period	191	110	301	217	94	311	187	12	199
Net additional charges [1]	157	216	373	188	86	274	218	137	355
Utilization	(196)	(136)	(332)	(214)	(70)	(284)	(188)	(55)	(243)
Balance at end of period	152	190	342	191	110	301	217	94	311
1
The following items for which expense accretion was accelerated in 2018, 2017 and 2016 due to the restructuring of the Bank are not included in the restructuring provision: unsettled share-based compensation of CHF 55 million, CHF 67 million and CHF 34 million, respectively; unsettled cash-based deferred compensation of CHF 21 million, CHF 31 million and CHF 106 million, respectively, which remain classified as compensation liabilities; and accelerated accumulated depreciation and impairment of CHF 79 million, CHF 24 million and CHF 18 million, respectively, which remain classified as premises and equipment. The settlement date for the unsettled share-based compensation remains unchanged at three years.

13 Revenue from contracts with customers
Contracts with customers and disaggregation of revenues
in	4Q18	3Q18	2Q18	1Q18
Contracts with customers (CHF million)
Investment and portfolio management	866	856	850	843
Other securities business	18	21	21	23
Underwriting	330	422	513	470
Brokerage	647	605	748	812
Other services	513	470	476	490
Total revenues from contracts with customers	2,374	2,374	2,608	2,638
The table above differs from “Note 6 – Commissions and fees” as it includes only those contracts with customers that are in scope of ASC Topic 606 – Revenue from Contracts with Customers.
Contract balances
in / end of	4Q18	3Q18	2Q18	1Q18
Contract balances (CHF million)
Contract receivables	789	883	824	745
Contract liabilities	56	66	63	67
Revenue recognized in the reporting period included in the contract liabilities balance at the beginning of period	16	7	13	13
The Bank did not recognize any revenues in the reporting period from performance obligations satisfied in previous periods.
In 2018, we recognized a net impairment loss on contract receivables of CHF 2 million in the fourth quarter, CHF 6 million in the third quarter and CHF 3 million in the second quarter. No impairment losses were recognized on contract receivables in the first quarter of 2018. The Bank did not recognize any contract assets during the fourth quarter, the third quarter, the second quarter and the first quarter of 2018.
> Refer to “Note 14 – Revenue from contracts with customers” in VI – Consolidated financial statements – Credit Suisse Group for further information.
Capitalized costs
The Bank has not incurred costs in obtaining a contract nor costs to fulfill a contract that are eligible for capitalization.
Remaining performance obligations
ASC Topic 606’s practical expedient allows the Bank to exclude from its remaining performance obligations disclosure any performance obligations which are part of a contract with an original expected duration of one year or less. Additionally, any variable consideration, for which it is probable that a significant reversal in the amount of cumulative revenue recognized will occur when the uncertainty associated with the variable consideration is subsequently resolved, is not subject to the remaining performance obligations disclosure because such variable consideration is not included in the transaction price (e.g., investment management fees). Upon review, the Bank determined that no material remaining performance obligations are in scope of the remaining performance obligations disclosure.
Impact of the adoption of ASC Topic 606
The impact of adoption of ASC Topic 606 on the Bank’s consolidated statement of operations resulted in increases in commissions and fees revenues of CHF 12 million, CHF 19 million, CHF 23 million and CHF 20 million, increases in other revenues of CHF 7 million, CHF 2 million, CHF 6 million and CHF 5 million, increases in general and administrative expenses of CHF 33 million, CHF 47 million, CHF 54 million and CHF 45 million and decreases in commission expenses of CHF 12 million, CHF 25 million, CHF 29 million and CHF 22 million for the fourth quarter, the third quarter, the second quarter and the first quarter of 2018, respectively. The impact of the adoption did not have a material impact on the Banks’s consolidated balance sheet or the Bank’s consolidated statement of cash flows in the fourth quarter, the third quarter, the second quarter and the first quarter of 2018.

14 Securities borrowed, lent and subject to repurchase agreements
end of	2018	2017
Securities borrowed or purchased under agreements to resell (CHF million)
Central bank funds sold and securities purchased under resale agreements	77,770	70,009
Deposits paid for securities borrowed	39,325	45,337
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	117,095	115,346
Securities lent or sold under agreements to repurchase (CHF million)
Central bank funds purchased and securities sold under repurchase agreements	20,305	20,606
Deposits received for securities lent	4,318	5,890
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	24,623	26,496
> Refer to “Note 15 – Securities borrowed, lent and subject to repurchase agreements” in VI – Consolidated financial statements – Credit Suisse Group for further information.
15 Trading assets and liabilities
end of	2018	2017
Trading assets (CHF million)
Debt securities	62,216	72,826
Equity securities	46,517	55,822
Derivative instruments [1]	18,402	19,900
Other	5,292	8,226
Trading assets	132,427	156,774
Trading liabilities (CHF million)
Short positions	26,948	24,478
Derivative instruments [1]	15,223	14,654
Trading liabilities	42,171	39,132
1 Amounts shown after counterparty and cash collateral netting.
end of	2018	2017
Cash collateral on derivative instruments – netted (CHF million) [1]
Cash collateral paid	20,333	23,587
Cash collateral received	13,213	14,996
Cash collateral on derivative instruments – not netted (CHF million) [2]
Cash collateral paid	7,057	5,142
Cash collateral received	6,903	8,644
1 Recorded as cash collateral netting on derivative instruments in Note 26 – Offsetting of financial assets and financial liabilities.
2 Recorded as cash collateral on derivative instruments in Note 22 – Other assets and other liabilities.

16 Investment securities
end of	2018	2017
Investment securities (CHF million)
Securities available-for-sale	2,909	2,189
Total investment securities	2,909	2,189
Investment securities by type
	2018				2017
end of	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Investment securities by type (CHF million)
Debt securities issued by the Swiss federal, cantonal or local governmental entities	0	0	0	0	197	13	0	210
Debt securities issued by foreign governments	821	7	0	828	1,215	21	0	1,236
Corporate debt securities	649	0	0	649	238	0	0	238
Residential mortgage-backed securities [1]	1,430	0	0	1,430	207	0	0	207
Commercial mortgage-backed securities	2	0	0	2	173	0	0	173
Debt securities available-for-sale	2,902	7	0	2,909	2,030	34	0	2,064
Banks, trust and insurance companies [2]	–	–	–	–	95	30	0	125
Equity securities available-for-sale [2]	–	–	–	–	95	30	0	125
Securities available-for-sale	2,902	7	0	2,909	2,125	64	0	2,189
1 Relate to the consolidation of RMBS securitization VIEs where the assets are carried at fair value under the fair value option as are the VIEs’ liabilities recorded in long-term debt.
2
As a result of the adoption of ASU 2016-01, equity securities available-for-sale are now recognized in trading assets and no longer in investment securities. Refer to "Note 2 – Recently issued accounting standards" for further information.

Proceeds from sales, realized gains and realized losses from available-for-sale securities
	2018			2017		2016
in	Debt securities	Equity securities	[1]	Debt securities	Equity securities	Debt securities	Equity securities
Additional information (CHF million)
Proceeds from sales	255	–		7	7	9	4
Realized gains	8	–		0	0	0	0
1
As a result of the adoption of ASU 2016-01 equity securities available-for-sale are now recognized in trading assets and no longer in investment securities. Refer to "Note 2 – Recently issued accounting standards" for further information.

Amortized cost, fair value and average yield of debt securities
	Debt securities available-for-sale
end of	Amortized cost	Fair value	Average yield (in %)
2018 (CHF million)
Due within 1 year	844	850	0.72
Due from 1 to 5 years	6	6	4.54
Due from 5 to 10 years	620	621	0.83
Due after 10 years	1,432	1,432	2.45
Total debt securities	2,902	2,909	1.61

17 Other investments
end of	2018	2017
Other investments (CHF million)
Equity method investments	2,429	3,027
Equity securities (without a readily determinable fair value) [1]	1,202	1,283
of which at net asset value	526	734
of which at measurement alternative	227	175
of which at fair value	208	161
of which at cost less impairment	241	213
Real estate held-for-investment [2]	56	209
Life finance instruments [3]	1,137	1,374
Total other investments	4,824	5,893
1
Includes private equity, hedge funds and restricted stock investments as well as certain investments in non-marketable mutual funds for which the Bank has neither significant influence nor control over the investee.

2
As of the end of 2018 and 2017, real estate held for investment included foreclosed or repossessed real estate of CHF 3 million and CHF 41 million, respectively, all related to residential real estate.

3 Includes life settlement contracts at investment method and SPIA contracts.
Equity securities at measurement alternative – impairments and adjustments
in / end of	2018	Cumulative
Impairments and adjustments (CHF million)
Impairments and downward adjustments	(4)	(7)
> Refer to “Note 34 – Financial instruments” for further information on such investments.
No impairments were recorded on real estate held-for-investments in 2018, while in 2017 and 2016, impairments of CHF 16 million and CHF 31 million, respectively, were recorded.
Accumulated depreciation related to real estate held-for-investment amounted to CHF 27 million, CHF 136 million and CHF 133 million for 2018, 2017 and 2016, respectively. Prior periods have been corrected.
> Refer to “Note 18 – Other investments” in VI – Consolidated financial statements – Credit Suisse Group for further information.

18 Loans, allowance for loan losses and credit quality
end of	2018	2017
Loans (CHF million)
Mortgages	107,845	106,039
Loans collateralized by securities	42,034	42,016
Consumer finance	3,905	4,242
Consumer	153,784	152,297
Real estate	26,727	26,599
Commercial and industrial loans	86,165	81,792
Financial institutions	23,320	19,662
Governments and public institutions	3,893	3,874
Corporate & institutional	140,105	131,927
Gross loans	293,889	284,224
of which held at amortized cost	279,016	268,917
of which held at fair value	14,873	15,307
Net (unearned income)/deferred expenses	(113)	(106)
Allowance for loan losses	(901)	(881)
Net loans	292,875	283,237
Gross loans by location
Switzerland	165,184	161,645
Foreign	128,705	122,579
Gross loans	293,889	284,224
Impaired loans
Non-performing loans	1,203	1,048
Non-interest-earning loans	288	210
Total non-performing and non-interest-earning loans	1,491	1,258
Restructured loans	299	290
Potential problem loans	390	549
Total other impaired loans	689	839
Gross impaired loans	2,180	2,097
Allowance for loan losses
	2018			2017			2016
	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total
Allowance for loan losses (CHF million)
Balance at beginning of period	220	661	881	216	721	937	216	649	865
Net movements recognized in statements of operations	19	182	201	54	136	190	63	186	249
Gross write-offs	(85)	(184)	(269)	(60)	(242)	(302)	(86)	(192)	(278)
Recoveries	21	37	58	12	41	53	13	53	66
Net write-offs	(64)	(147)	(211)	(48)	(201)	(249)	(73)	(139)	(212)
Provisions for interest	11	19	30	(1)	14	13	10	8	18
Foreign currency translation impact and other adjustments, net	1	(1)	0	(1)	(9)	(10)	0	17	17
Balance at end of period	187	714	901	220	661	881	216	721	937
of which individually evaluated for impairment	146	461	607	179	474	653	172	527	699
of which collectively evaluated for impairment	41	253	294	41	187	228	44	194	238
Gross loans held at amortized cost (CHF million)
Balance at end of period	153,761	125,255	279,016	152,277	116,640	268,917	145,070	115,428	260,498
of which individually evaluated for impairment [1]	677	1,503	2,180	632	1,465	2,097	662	1,798	2,460
of which collectively evaluated for impairment	153,084	123,752	276,836	151,645	115,175	266,820	144,408	113,630	258,038
1 Represents gross impaired loans both with and without a specific allowance.

Purchases, reclassifications and sales
in	2018			2017			2016
	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total
Loans held at amortized cost (CHF million)
Purchases [1]	0	2,163	2,163	0	3,381	3,381	30	3,405	3,435
Reclassifications from loans held-for-sale [2]	0	1	1	0	63	63	0	125	125
Reclassifications to loans held-for-sale [3]	1	2,351	2,352	0	7,407	7,407	1,632	2,768	4,400
Sales [3]	1	2,267	2,268	0	7,051	7,051	72	2,087	2,159
1 Includes drawdowns under purchased loan commitments.
2 Includes loans previously reclassified to held-for-sale that were not sold and were reclassified back to loans held-to-maturity.
3 All loans held at amortized cost which are sold are reclassified to loans held-for-sale on or prior to the date of the sale.
Gross loans held at amortized cost by internal counterparty rating
	Investment grade	Non-investment grade
end of	AAA to BBB	BB to C	D	Total
2018 (CHF million)
Mortgages	97,404	10,046	395	107,845
Loans collateralized by securities	39,281	2,676	77	42,034
Consumer finance	1,465	2,247	170	3,882
Consumer	138,150	14,969	642	153,761
Real estate	19,461	6,494	110	26,065
Commercial and industrial loans	41,352	37,633	1,256	80,241
Financial institutions	15,540	2,138	86	17,764
Governments and public institutions	1,132	53	0	1,185
Corporate & institutional	77,485	46,318	1,452	125,255
Gross loans held at amortized cost	215,635	61,287	2,094	279,016
Value of collateral [1]	192,617	47,999	1,444	242,060
2017 (CHF million)
Mortgages	94,553	11,214	272	106,039
Loans collateralized by securities	38,387	3,530	99	42,016
Consumer finance	1,801	2,241	180	4,222
Consumer	134,741	16,985	551	152,277
Real estate	20,278	5,640	85	26,003
Commercial and industrial loans	39,610	35,250	1,287	76,147
Financial institutions	11,223	2,022	46	13,291
Governments and public institutions	1,124	74	1	1,199
Corporate & institutional	72,235	42,986	1,419	116,640
Gross loans held at amortized cost	206,976	59,971	1,970	268,917
Value of collateral [1]	189,092	49,271	1,409	239,772
1
Includes the value of collateral up to the amount of the outstanding related loans. For mortgages, the value of collateral is determined at the time of granting the loan and thereafter regularly reviewed according to the Bank's risk management policies and directives, with maximum review periods determined by property type, market liquidity and market transparency.

Gross loans held at amortized cost – aging analysis
	Current	Past due
end of		Up to 30 days	31-60 days	61-90 days	More than 90 days	Total	Total
2018 (CHF million)
Mortgages	107,364	155	23	10	293	481	107,845
Loans collateralized by securities	41,936	21	0	0	77	98	42,034
Consumer finance	3,383	286	35	32	146	499	3,882
Consumer	152,683	462	58	42	516	1,078	153,761
Real estate	25,914	63	4	0	84	151	26,065
Commercial and industrial loans	78,919	378	96	82	766	1,322	80,241
Financial institutions	17,593	104	19	3	45	171	17,764
Governments and public institutions	1,172	13	0	0	0	13	1,185
Corporate & institutional	123,598	558	119	85	895	1,657	125,255
Gross loans held at amortized cost	276,281	1,020	177	127	1,411	2,735	279,016
2017 (CHF million)
Mortgages	105,689	102	27	14	207	350	106,039
Loans collateralized by securities	41,867	37	0	0	112	149	42,016
Consumer finance	3,701	297	39	40	145	521	4,222
Consumer	151,257	436	66	54	464	1,020	152,277
Real estate	25,871	37	12	15	68	132	26,003
Commercial and industrial loans	74,966	429	40	201	511	1,181	76,147
Financial institutions	12,912	333	1	2	43	379	13,291
Governments and public institutions	1,197	1	0	0	1	2	1,199
Corporate & institutional	114,946	800	53	218	623	1,694	116,640
Gross loans held at amortized cost	266,203	1,236	119	272	1,087	2,714	268,917
Gross impaired loans by category
	Non-performing and non-interest earning loans			Other impaired loans
end of	Non- performing	Non- interest- earning	Total	Re- structured	Potential problem	Total	Total
2018 (CHF million)
Mortgages	304	12	316	34	72	106	422	[1]
Loans collateralized by securities	62	13	75	0	3	3	78
Consumer finance	170	6	176	0	1	1	177
Consumer	536	31	567	34	76	110	677
Real estate	80	4	84	0	38	38	122
Commercial and industrial loans	547	211	758	265	272	537	1,295
Financial institutions	40	42	82	0	4	4	86
Corporate & institutional	667	257	924	265	314	579	1,503
Gross impaired loans	1,203	288	1,491	299	390	689	2,180
2017 (CHF million)
Mortgages	236	17	253	13	66	79	332	[1]
Loans collateralized by securities	96	16	112	0	2	2	114
Consumer finance	176	9	185	0	1	1	186
Consumer	508	42	550	13	69	82	632
Real estate	73	4	77	0	19	19	96
Commercial and industrial loans	465	121	586	277	458	735	1,321
Financial institutions	1	43	44	0	3	3	47
Governments and public institutions	1	0	1	0	0	0	1
Corporate & institutional	540	168	708	277	480	757	1,465
Gross impaired loans	1,048	210	1,258	290	549	839	2,097
1
As of December 31, 2018 and 2017, CHF 123 million and CHF 90 million, respectively, were related to consumer mortgages secured by residential real estate for which formal foreclosure proceedings according to local requirements of the applicable jurisdiction were in process.

As of December 31, 2018 and 2017, the Bank did not have any material commitments to lend additional funds to debtors whose loan terms had been modified in troubled debt restructurings.
Gross impaired loan details
	2018			2017
end of	Recorded investment	Unpaid principal balance	Associated specific allowance	Recorded investment	Unpaid principal balance	Associated specific allowance
CHF million
Mortgages	278	262	21	254	239	36
Loans collateralized by securities	77	63	35	111	97	49
Consumer finance	174	154	90	180	160	94
Consumer	529	479	146	545	496	179
Real estate	82	73	10	86	79	11
Commercial and industrial loans	761	730	400	984	947	426
Financial institutions	86	84	51	47	46	37
Governments and public institutions	0	0	0	1	1	0
Corporate & institutional	929	887	461	1,118	1,073	474
Gross impaired loans with a specific allowance	1,458	1,366	607	1,663	1,569	653
Mortgages	144	144	–	78	78	–
Loans collateralized by securities	1	1	–	3	3	–
Consumer finance	3	3	–	6	6	–
Consumer	148	148	–	87	87	–
Real estate	40	40	–	10	10	–
Commercial and industrial loans	534	534	–	337	337	–
Corporate & institutional	574	574	–	347	347	–
Gross impaired loans without specific allowance	722	722	–	434	434	–
Gross impaired loans	2,180	2,088	607	2,097	2,003	653
of which consumer	677	627	146	632	583	179
of which corporate & institutional	1,503	1,461	461	1,465	1,420	474

Gross impaired loan details (continued)
	2018			2017			2016
in	Average recorded investment	Interest income recognized	Interest income recognized (cash basis)	Average recorded investment	Interest income recognized	Interest income recognized (cash basis)	Average recorded investment	Interest income recognized	Interest income recognized (cash basis)
CHF million
Mortgages	261	2	1	229	2	1	195	2	1
Loans collateralized by securities	92	1	1	116	1	1	153	1	1
Consumer finance	176	2	2	167	5	5	205	1	1
Consumer	529	5	4	512	8	7	553	4	3
Real estate	90	0	0	78	1	0	72	1	0
Commercial and industrial loans	905	14	5	1,151	17	5	1,029	10	4
Financial institutions	58	1	0	76	1	1	154	1	0
Governments and public institutions	0	0	0	5	0	0	5	0	0
Corporate & institutional	1,053	15	5	1,310	19	6	1,260	12	4
Gross impaired loans with a specific allowance	1,582	20	9	1,822	27	13	1,813	16	7
Mortgages	91	3	0	83	3	0	83	3	0
Loans collateralized by securities	1	0	0	7	0	0	24	0	0
Consumer finance	3	0	0	3	0	0	11	0	0
Consumer	95	3	0	93	3	0	118	3	0
Real estate	14	1	0	27	1	0	31	1	0
Commercial and industrial loans	292	16	1	271	11	1	307	7	1
Financial institutions	0	0	0	0	0	0	5	0	0
Governments and public institutions	0	0	0	0	0	0	5	0	0
Corporate & institutional	306	17	1	298	12	1	348	8	1
Gross impaired loans without specific allowance	401	20	1	391	15	1	466	11	1
Gross impaired loans	1,983	40	10	2,213	42	14	2,279	27	8
of which consumer	624	8	4	605	11	7	671	7	3
of which corporate & institutional	1,359	32	6	1,608	31	7	1,608	20	5
Restructured loans held at amortized cost
	2018			2017			2016
in	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification
CHF million, except where indicated
Mortgages	5	29	29	0	0	0	0	0	0
Commercial and industrial loans	13	182	160	15	123	119	16	201	201
Total	18	211	189	15	123	119	16	201	201
Restructured loans held at amortized cost that defaulted within 12 months from restructuring
	2018		2017		2016
in	Number of contracts	Recorded investment	Number of contracts	Recorded investment	Number of contracts	Recorded investment
CHF million, except where indicated
Mortgages	1	8	0	0	0	0
Commercial and industrial loans	8	76	1	48	0	0
Total	9	84	1	48	0	0
In 2018, the loan modifications of the Bank included extended loan repayment terms, including suspensions of loan amortizations, deferral of lease installments or pay-as-you-earn arrangements, the waiver of claims, interest rate concessions and the subordination of a loan.
> Refer to “Note 19 – Loans, allowance for loan losses and credit quality” in VI – Consolidated financial statements – Credit Suisse Group for further information.

19 Premises and equipment
end of	2018	2017
Premises and equipment (CHF million)
Buildings and improvements	1,595	1,624
Land	347	346
Leasehold improvements	1,752	1,751
Software	5,715	5,583
Equipment	1,136	1,226
Premises and equipment	10,545	10,530	[1]
Accumulated depreciation	(6,015)	(6,085)	[1]
Total premises and equipment, net	4,530	4,445
1 Prior period has been corrected.
in	2018	2017	2016
Depreciation and impairment (CHF million)
Depreciation	745	770	882
Impairment	8	33	25
20 Goodwill
2018	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Strategic Resolution Unit	Bank
Gross amount of goodwill (CHF million)
Balance at beginning of period	592	1,531	2,044	2,837	911	12	7,927
Foreign currency translation impact	2	8	9	1	5	0	25
Other	3	(8)	0	0	0	0	(5)
Balance at end of period	597	1,531	2,053	2,838	916	12	7,947
Accumulated impairment (CHF million)
Balance at beginning of period	0	0	772	2,719	388	12	3,891
Balance at end of period	0	0	772	2,719	388	12	3,891
Net book value (CHF million)
Net book value	597	1,531	1,281	119	528	0	4,056
2017
Gross amount of goodwill (CHF million)
Balance at beginning of period	605	1,598	2,090	2,842	933	12	8,080
Foreign currency translation impact	(13)	(54)	(46)	(5)	(22)	0	(140)
Other	0	(13)	0	0	0	0	(13)
Balance at end of period	592	1,531	2,044	2,837	911	12	7,927
Accumulated impairment (CHF million)
Balance at beginning of period	0	0	772	2,719	388	12	3,891
Balance at end of period	0	0	772	2,719	388	12	3,891
Net book value (CHF million)
Net book value	592	1,531	1,272	118	523	0	4,036
> Refer to “Note 21 – Goodwill” in VI – Consolidated financial statements – Credit Suisse Group for further information.

21 Other intangible assets
	2018			2017
end of	Gross carrying amount	Accumu- lated amorti- zation	Net carrying amount	Gross carrying amount	Accumu- lated amorti- zation	Net carrying amount
Other intangible assets (CHF million)
Trade names/trademarks	27	(26)	1	27	(26)	1
Client relationships	43	(20)	23	47	(18)	29
Other	(2)	2	0	5	(3)	2
Total amortizing other intangible assets	68	(44)	24	79	(47)	32
Non-amortizing other intangible assets	195	–	195	191	–	191
of which mortgage servicing rights, at fair value	163	–	163	158	–	158
Total other intangible assets	263	(44)	219	270	(47)	223
Additional information
in	2018	2017	2016
Aggregate amortization and impairment (CHF million)
Aggregate amortization	8	7	8
Impairment	1	2	0
Estimated amortization
Estimated amortization (CHF million)
2019	4
2020	3
2021	2
2022	2
2023	2
22 Other assets and other liabilities
end of	2018	2017
Other assets (CHF million)
Cash collateral on derivative instruments	7,057	5,142
Cash collateral on non-derivative transactions	465	490
Derivative instruments used for hedging	33	50
Assets held-for-sale	6,744	8,300
of which loans [1]	6,630	8,130
of which real estate [2]	54	141
of which long-lived assets	60	29
Assets held for separate accounts	125	190
Interest and fees receivable	5,506	4,819
Deferred tax assets	4,887	5,457
Prepaid expenses	560	330
Failed purchases	1,283	1,327
Defined benefit pension and post-retirement plan assets	1,001	1,058
Other	4,482	3,793
Other assets	32,143	30,956
1 Included as of the end of 2018 and 2017 were CHF 687 million and CHF 534 million, respectively, in restricted loans, which represented collateral on secured borrowings.
2
As of the end of 2018 and 2017, real estate held-for-sale included foreclosed or repossessed real estate of CHF 13 million and CHF 8 million, respectively, of which CHF 10 million and CHF 5 million, respectively, were related to residential real estate.

end of	2018	2017
Other liabilities (CHF million)
Cash collateral on derivative instruments	6,903	8,644
Cash collateral on non-derivative transactions	514	473
Derivative instruments used for hedging	8	99
Provisions	920	998
of which off-balance sheet risk	151	106
Restructuring liabilities	342	301
Liabilities held for separate accounts	125	190
Interest and fees payable	5,521	5,804
Current tax liabilities	907	687
Deferred tax liabilities	268	152
Failed sales	2,187	720
Defined benefit pension and post-retirement plan liabilities	518	541
Other	12,114	13,074
Other liabilities	30,327	31,683

23 Deposits
	2018				2017
end of	Switzer- land	Foreign	Total		Switzer- land	Foreign	Total
Deposits (CHF million)
Non-interest-bearing demand deposits	2,713	1,981	4,694		2,594	2,058	4,652
Interest-bearing demand deposits	126,416	28,010	154,426		125,685	32,965	158,650
Savings deposits	63,924	48	63,972		64,068	18	64,086
Time deposits	32,347	125,044	157,391	[1]	33,051	117,275	150,326	[1]
Total deposits	225,400	155,083	380,483	[2]	225,398	152,316	377,714	[2]
of which due to banks	–	–	15,220		–	–	15,411
of which customer deposits	–	–	365,263		–	–	362,303
The designation of deposits in Switzerland versus foreign deposits is based upon the location of the office where the deposit is recorded.
1
Included CHF 157,252 million and CHF 150,203 million as of December 31, 2018 and 2017, respectively, of the Swiss franc equivalent of individual time deposits greater than USD 100,000 in Switzerland and foreign offices.

2 Not included as of December 31, 2018 and 2017 were CHF 137 million and CHF 135 million, respectively, of overdrawn deposits reclassified as loans.
24 Long-term debt
end of	2018	2017
Long-term debt (CHF million)
Senior	136,445	148,568
Subordinated	15,224	22,611
Non-recourse liabilities from consolidated VIEs	1,764	863
Long-term debt	153,433	172,042
of which reported at fair value	63,027	62,622
of which structured notes	48,064	51,465
end of	2018	2017
Structured notes by product (CHF million)
Equity	30,698	32,059
Fixed income	13,128	14,471
Credit	3,898	4,678
Other	340	257
Total structured notes	48,064	51,465
Long-term debt by maturities
end of			2019			2020			2021			2022				2023				Thereafter	Total
Long-term debt (CHF million)
Senior debt
Fixed rate			15,798			9,359			7,759			11,321				6,041				29,899	80,177
Variable rate			10,001			9,953			8,142			5,690				3,605				18,877	56,268
Interest rates (range in %) [1]	0.0	–	8.8	0.1	–	22.5	0.1	–	6.7	0.1	–	8.2		0.1	–	4.2		0.2	–	7.1	–
Subordinated debt
Fixed rate			0			1,797			19			1,552				5,781				5,858	15,007
Variable rate			211			0			0			0				6				0	217
Interest rates (range in %) [1]			2.7	3.3	–	7.0			3.3	7.1	–	7.5		3.9	–	8.0		3.5	–	8.0	–
Non-recourse liabilities from consolidated VIEs
Fixed rate			346			235			23			0				0				0	604
Variable rate			114			2			4			6	[2]			21	[2]			1,013	1,160
Interest rates (range in %) [1]	2.9	–	7.2			3.8	9.3	–	10.3			–				–		1.2	–	10.7	–
Total long-term debt			26,470			21,346			15,947			18,569				15,454				55,647	153,433
of which structured notes			8,268			9,260			5,779			3,787				2,726				18,244	48,064
The maturity of perpetual debt is based on the earliest callable date. The maturity of all other debt is based on contractual maturity and includes certain structured notes that have mandatory early redemption features based on stipulated movements in markets or the occurrence of a market event. Within this population there are approximately CHF 0.5 billion of such notes with a contractual maturity of greater than one year that have an observable likelihood of redemption occurring within one year based on a modelling assessment.

1 Excludes structured notes for which fair value has been elected as the related coupons are dependent upon the embedded derivatives and prevailing market conditions at the time each coupon is paid.
2 Reflects equity linked notes, where the payout is not fixed.
> Refer to “Note 25 – Long-term debt” in VI – Consolidated financial statements – Credit Suisse Group for further information.

25 Accumulated other comprehensive income
	Gains/ (losses) on cash flow hedges	Cumulative translation adjustments	Unrealized gains/ (losses) on securities	Actuarial gains/ (losses)	Net prior service credit/ (cost)	Gains/ (losses) on liabilities relating to credit risk	AOCI
2018 (CHF million)
Balance at beginning of period	(51)	(13,248)	48	(381)	2	(2,302)	(15,932)
Increase/(decrease)	(115)	(344)	(11)	(18)	(10)	1,394	896
Reclassification adjustments, included in net income/(loss)	108	19	(7)	49	0	48	217
Cumulative effect of accounting changes, net of tax	0	0	(21)	0	0	0	(21)
Total increase/(decrease)	(7)	(325)	(39)	31	(10)	1,442	1,092
Balance at end of period	(58)	(13,573)	9	(350)	(8)	(860)	(14,840)
2017 (CHF million)
Balance at beginning of period	(16)	(12,269)	61	(402)	2	(618)	(13,242)
Increase/(decrease)	(61)	(1,009)	(13)	(40)	0	(1,716)	(2,839)
Reclassification adjustments, included in net income/(loss)	26	30	0	61	0	32	149
Total increase/(decrease)	(35)	(979)	(13)	21	0	(1,684)	(2,690)
Balance at end of period	(51)	(13,248)	48	(381)	2	(2,302)	(15,932)
2016 (CHF million)
Balance at beginning of period	6	(12,750)	60	(612)	2	–	(13,294)
Increase/(decrease)	(6)	409	1	131	0	(1,082)	(547)
Reclassification adjustments, included in net income/(loss)	(16)	72	0	79	0	0	135
Cumulative effect of accounting changes, net of tax	0	0	0	0	0	464	464
Total increase/(decrease)	(22)	481	1	210	0	(618)	52
Balance at end of period	(16)	(12,269)	61	(402)	2	(618)	(13,242)
> Refer to “Note 27 – Tax” and “Note 30 – Pension and other post-retirement benefits” for income tax expense/(benefit) on the movements of accumulated other comprehensive income/(loss).
Details of significant reclassification adjustments
in	2018	2017	2016
Reclassification adjustments, included in net income/(loss) (CHF million)
Cumulative translation adjustments
Reclassification adjustments [1]	19	30	72
Actuarial gains/(losses)
Amortization of recognized actuarial losses [2]	55	68	123
Tax expense/(benefit)	(6)	(7)	(44)
Net of tax	49	61	79
1
Includes net releases of CHF 21 million on the liquidation of Credit Suisse Securities (Johannesburg) Proprietary Limited in 2018 and net releases of CHF 17 million on the liquidation of Credit Suisse Principal Investments Limited and AJP Cayman Ltd. in 2016. In addition, it includes net releases of CHF 23 million on the sale of Credit Suisse (Monaco) S.A.M. in 2017 and net releases of CHF 59 million on the sale of Credit Suisse (Gibraltar) Limited in 2016. These were reclassified from cumulative translation adjustments and included in net income in other revenues.

2 These components are included in the computation of total benefit costs. Refer to "Note 30 – Pension and other post-retirement benefits" for further information.

26 Offsetting of financial assets and financial liabilities
> Refer to “Note 27 – Offsetting of financial assets and financial liabilities” in VI – Consolidated financial statements – Credit Suisse Group for further information.
Offsetting of derivatives
	2018		2017
end of	Derivative assets	Derivative liabilities	Derivative assets	Derivative liabilities
Gross derivatives subject to enforceable master netting agreements (CHF billion)
OTC-cleared	5.5	4.8	2.5	1.8
OTC	63.4	60.7	83.3	79.0
Exchange-traded	0.2	0.3	0.1	0.2
Interest rate products	69.1	65.8	85.9	81.0
OTC-cleared	0.1	0.2	0.2	0.2
OTC	26.9	31.2	29.1	34.6
Foreign exchange products	27.0	31.4	29.3	34.8
OTC	10.2	10.3	11.7	12.0
Exchange-traded	11.8	14.2	9.2	9.8
Equity/index-related products	22.0	24.5	20.9	21.8
OTC-cleared	1.5	1.6	3.6	3.8
OTC	3.8	4.9	3.9	4.7
Credit derivatives	5.3	6.5	7.5	8.5
OTC	1.3	0.5	1.4	0.9
Other products [1]	1.3	0.5	1.4	0.9
OTC-cleared	7.1	6.6	6.3	5.8
OTC	105.6	107.6	129.4	131.2
Exchange-traded	12.0	14.5	9.3	10.0
Total gross derivatives subject to enforceable master netting agreements	124.7	128.7	145.0	147.0
Offsetting (CHF billion)
OTC-cleared	(6.0)	(5.8)	(5.7)	(5.4)
OTC	(92.5)	(99.1)	(114.5)	(122.4)
Exchange-traded	(11.6)	(12.5)	(8.6)	(9.6)
Offsetting	(110.1)	(117.4)	(128.8)	(137.4)
of which counterparty netting	(96.9)	(96.9)	(113.8)	(113.8)
of which cash collateral netting	(13.2)	(20.5)	(15.0)	(23.6)
Net derivatives presented in the consolidated balance sheets (CHF billion)
OTC-cleared	1.1	0.8	0.6	0.4
OTC	13.1	8.5	14.9	8.8
Exchange-traded	0.4	2.0	0.7	0.4
Total net derivatives subject to enforceable master netting agreements	14.6	11.3	16.2	9.6
Total derivatives not subject to enforceable master netting agreements [2]	3.8	3.9	3.7	5.2
Total net derivatives presented in the consolidated balance sheets	18.4	15.2	19.9	14.8
of which recorded in trading assets and trading liabilities	18.4	15.2	19.9	14.7
of which recorded in other assets and other liabilities	0.0	0.0	0.0	0.1
1 Primarily precious metals, commodity and energy products.
2 Represents derivatives where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

Offsetting of securities purchased under resale agreements and securities borrowing transactions
	2018				2017
end of	Gross	Offsetting	Net book value		Gross	Offsetting	Net book value
Securities purchased under resale agreements and securities borrowing transactions (CHF billion)
Securities purchased under resale agreements	86.6	(20.9)	65.7		89.4	(28.8)	60.6
Securities borrowing transactions	12.6	(2.2)	10.4		18.7	(5.0)	13.7
Total subject to enforceable master netting agreements	99.2	(23.1)	76.1		108.1	(33.8)	74.3
Total not subject to enforceable master netting agreements [1]	41.0	–	41.0		41.0	–	41.0
Total	140.2	(23.1)	117.1	[2]	149.1	(33.8)	115.3	[2]
1
Represents securities purchased under resale agreements and securities borrowing transactions where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

2 CHF 81,818 million and CHF 77,498 million of the total net amount as of the end of 2018 and 2017, respectively, are reported at fair value.
Offsetting of securities sold under repurchase agreements and securities lending transactions
	2018				2017
end of	Gross	Offsetting	Net book value		Gross	Offsetting	Net book value
Securities sold under repurchase agreements and securities lending transactions (CHF billion)
Securities sold under repurchase agreements	42.3	(22.5)	19.8		49.4	(31.5)	17.9
Securities lending transactions	4.2	(0.6)	3.6		7.1	(2.3)	4.8
Obligation to return securities received as collateral, at fair value	39.4	0.0	39.4		37.0	0.0	37.0
Total subject to enforceable master netting agreements	85.9	(23.1)	62.8		93.5	(33.8)	59.7
Total not subject to enforceable master netting agreements [1]	3.5	–	3.5		4.9	–	4.9
Total	89.4	(23.1)	66.3		98.4	(33.8)	64.6
of which securities sold under repurchase agreements and securities lending transactions	47.7	(23.1)	24.6	[2]	60.3	(33.8)	26.5	[2]
of which obligation to return securities received as collateral, at fair value	41.7	0.0	41.7		38.1	0.0	38.1
1
Represents securities sold under repurchase agreements and securities lending transactions where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

2 CHF 14,828 million and CHF 15,262 million of the total net amount as of the end of 2018 and 2017, respectively, are reported at fair value.
Amounts not offset in the consolidated balance sheets
	2018						2017
end of	Net	Financial instruments	[1]	Cash collateral received/ pledged	[1]	Net exposure	Net	Financial instruments	[1]	Cash collateral received/ pledged	[1]	Net exposure
Financial assets subject to enforceable master netting agreements (CHF billion)
Derivatives	14.6	4.5		0.1		10.0	16.2	5.2		0.0		11.0
Securities purchased under resale agreements	65.7	65.7		0.0		0.0	60.6	60.6		0.0		0.0
Securities borrowing transactions	10.4	10.0		0.0		0.4	13.7	13.2		0.0		0.5
Total financial assets subject to enforceable master netting agreements	90.7	80.2		0.1		10.4	90.5	79.0		0.0		11.5
Financial liabilities subject to enforceable master netting agreements (CHF billion)
Derivatives	11.3	1.4		0.0		9.9	9.6	2.1		0.0		7.5
Securities sold under repurchase agreements	19.8	19.7		0.1		0.0	17.9	17.9		0.0		0.0
Securities lending transactions	3.6	3.2		0.0		0.4	4.8	4.4		0.0		0.4
Obligation to return securities received as collateral, at fair value	39.4	34.3		0.0		5.1	37.0	32.7		0.0		4.3
Total financial liabilities subject to enforceable master netting agreements	74.1	58.6		0.1		15.4	69.3	57.1		0.0		12.2
1
The total amount reported in financial instruments (recognized financial assets and financial liabilities and non-cash financial collateral) and cash collateral is limited to the amount of the related instruments presented in the consolidated balance sheets and therefore any over-collateralization of these positions is not included.

27 Tax
Details of current and deferred taxes
in	2018	2017	2016
Current and deferred taxes (CHF million)
Switzerland	126	76	135
Foreign	416	420	499
Current income tax expense	542	496	634
Switzerland	266	285	(167)
Foreign	326	2,000	(67)
Deferred income tax expense/(benefit)	592	2,285	(234)
Income tax expense	1,134	2,781	400
Income tax expense/(benefit) reported in shareholder's equity related to:
Gains/(losses) on cash flow hedges	(28)	(24)	(6)
Cumulative translation adjustment	(7)	1	(4)
Unrealized gains/(losses) on securities	(5)	1	1
Actuarial gains/(losses)	7	(7)	87
Share-based compensation and treasury shares	0	0	106
Reconciliation of taxes computed at the Swiss statutory rate
in	2018	2017	2016
Income/(loss) before taxes (CHF million)
Switzerland	1,927	1,648	1,955
Foreign	929	(95)	(4,444)
Income/(loss) before taxes	2,856	1,553	(2,489)
Reconciliation of taxes computed at the Swiss statutory rate (CHF million)
Income tax expense/(benefit) computed at the statutory tax rate of 22%	628	342	(548)
Increase/(decrease) in income taxes resulting from
Foreign tax rate differential	89	(92)	(559)
Non-deductible amortization of other intangible assets and goodwill impairment	3	0	1
Other non-deductible expenses	455	354	1,533
Additional taxable income	5	0	87
Lower taxed income	(187)	(272)	(216)
(Income)/loss taxable to noncontrolling interests	10	7	(10)
Changes in tax law and rates	(2)	2,095	145
Changes in deferred tax valuation allowance	(115)	88	76
Change in recognition of outside basis difference	(32)	(12)	211
Tax deductible impairments of Swiss subsidiary investments	(65)	88	(68)
(Windfall tax benefits)/shortfall tax charges on share-based compensation	10	91	–
Other	335	92	(252)
Income tax expense	1,134	2,781	400
2018
Foreign tax rate differential of CHF 89 million reflected a foreign tax expense mainly driven by profits made in higher tax jurisdictions, such as the US, partially offset by foreign tax rate differential related to profits incurred in lower tax jurisdictions, mainly in Singapore. The foreign tax rate expense of CHF 742 million comprised not only the foreign tax expense based on statutory tax rates but also the tax impacts related to additional reconciling items as explained below.
Other non-deductible expenses of CHF 455 million included the impact of CHF 325 million relating to non-deductible interest expenses (including a contingency accrual of CHF 92 million), CHF 49 million relating to non-deductible bank levy costs and other non-deductible compensation expenses and management costs, CHF 15 million relating to non-deductible fines, and other various smaller non-deductible expenses.

Lower taxed income of CHF 187 million included a tax benefit of CHF 66 million related to non-taxable dividend income, CHF 48 million related to non-taxable life insurance income, CHF 33 million related to concessionary and lower taxed income, CHF 23 million related to exempt income, and various smaller items.
Changes in deferred tax valuation allowances of CHF 115 million included a tax benefit from the release of valuation allowances of CHF 191 million, mainly in respect of two of the Bank’s operating entities in the UK. Also included was the net impact of the increase in valuation allowances on deferred tax assets of CHF 76 million, mainly in respect of one of the Bank’s operating entities in Switzerland.
Other of CHF 335 million included CHF 202 million relating to the tax impact of transitional adjustments arising on first adoption of IFRS 9 for own credit movements, CHF 65 million relating to the US Base Erosion and Anti-abuse Tax (BEAT), CHF 56 million relating to the net re-assessment of deferred tax balances in respect of one of the Bank’s operating entities in Switzerland, CHF 26 million relating to the increase of tax contingency accruals, and other smaller balances. This was partially offset by prior year adjustments of CHF 76 million.
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
As of December 31, 2018, the Bank had accumulated undistributed earnings from foreign subsidiaries of CHF 9.1 billion compared to CHF 4.6 billion as of December 31, 2017. The increase compared to the end of 2017 reflected a reserve transfer in one of the Bank’s entities. No deferred tax liability was recorded in respect of those amounts as these earnings are considered indefinitely reinvested. It is not practicable to estimate the amount of unrecognized deferred tax liabilities for these undistributed foreign earnings.
Deferred tax assets and liabilities
end of	2018	2017
Deferred tax assets and liabilities (CHF million)
Compensation and benefits	944	1,095
Loans	192	330
Investment securities	1,986	1,039
Provisions	582	441
Derivatives	65	96
Real estate	278	333
Net operating loss carry-forwards	6,142	6,762
Goodwill and intangible assets	497	664
Other	197	127
Gross deferred tax assets before valuation allowance	10,883	10,887
Less valuation allowance	(3,957)	(4,224)
Gross deferred tax assets net of valuation allowance	6,926	6,663
Compensation and benefits	(257)	(278)
Loans	(87)	(36)
Investment securities	(1,170)	(197)
Provisions	(368)	(519)
Business combinations	(1)	(1)
Derivatives	(214)	(154)
Real estate	(56)	(54)
Other	(154)	(119)
Gross deferred tax liabilities	(2,307)	(1,358)
Net deferred tax assets	4,619	5,305
of which deferred tax assets	4,887	5,457
of which net operating losses	1,632	2,200
of which deductible temporary differences	3,255	3,257
of which deferred tax liabilities	(268)	(152)
The decrease in net deferred tax assets from 2017 to 2018 of CHF 686 million was primarily due to the impact of CHF 691 million related to current year earnings and CHF 50 million from the re-measurement of deferred tax balances in Switzerland. These decreases were partially offset by the tax impacts directly recorded in equity and other comprehensive income, mainly related to the pension plan re-measurement and other tax recorded directly in equity of CHF 32 million and foreign exchange translation gains of CHF 23 million, which are included within the currency translation adjustments recorded in accumulated other comprehensive income/(loss) (AOCI).

Due to uncertainty concerning its ability to generate the necessary amount and mix of taxable income in future periods, the Bank recorded a valuation allowance against deferred tax assets in the amount of CHF 4.0 billion as of December 31, 2018, compared to CHF 4.2 billion as of December 31, 2017.
Amounts and expiration dates of net operating loss carry-forwards
end of 2018	Total
Net operating loss carry-forwards (CHF million)
Due to expire within 1 year	106
Due to expire within 2 to 5 years	6,545
Due to expire within 6 to 10 years	828
Due to expire within 11 to 20 years	6,798
Amount due to expire	14,277
Amount not due to expire	18,618
Total net operating loss carry-forwards	32,895
Movements in the valuation allowance
in	2018	2017	2016
Movements in the valuation allowance (CHF million)
Balance at beginning of period	4,224	4,168	3,898
Net changes	(267)	56	270
Balance at end of period	3,957	4,224	4,168
Tax benefits associated with share-based compensation
in	2018	2017	2016
Tax benefits (CHF million)
Tax benefits recorded in the consolidated statements of operations [1]	236	310	390
Windfall tax benefits/(shortfall tax charges) recorded in additional paid-in capital [2]	–	–	(110)
1 Calculated at the statutory tax rate before valuation allowance considerations.
2
As a result of the adoption of ASU 2016-09 windfall tax benefits and shortfall tax charges on share-based compensation are recognized in the consolidated statements of operations and no longer in additional paid-in capital.

> Refer to “Note 28 – Employee deferred compensation” for further information on share-based compensation.
Uncertain tax positions
Reconciliation of the beginning and ending amount of gross unrecognized tax benefits
in	2018	2017	2016
Movements in gross unrecognized tax benefits (CHF million)
Balance at beginning of period	481	401	360
Increases in unrecognized tax benefits as a result of tax positions taken during a prior period	10	131	52
Decreases in unrecognized tax benefits as a result of tax positions taken during a prior period	(2)	(95)	(43)
Increases in unrecognized tax benefits as a result of tax positions taken during the current period	112	117	17
Decreases in unrecognized tax benefits relating to settlements with tax authorities	0	(73)	(2)
Reductions to unrecognized tax benefits as a result of a lapse of the applicable statute of limitations	(4)	(3)	(7)
Other (including foreign currency translation)	(23)	3	24
Balance at end of period	574	481	401
of which, if recognized, would affect the effective tax rate	574	481	401
Interest and penalties
in	2018	2017	2016
Interest and penalties (CHF million)
Interest and penalties recognized in the consolidated statements of operations	(28)	30	2
Interest and penalties recognized in the consolidated balance sheets	87	115	85
Interest and penalties are reported as tax expense. The Bank is currently subject to ongoing tax audits, inquiries and litigation with the tax authorities in a number of jurisdictions, including Brazil, the Netherlands, the US, the UK and Switzerland. Although the timing of completion is uncertain, it is reasonably possible that some of these will be resolved within 12 months of the reporting date. It is reasonably possible that there will be a decrease of between zero and CHF 26 million in unrecognized tax benefits within 12 months of the reporting date.
The Bank remains open to examination from federal, state, provincial or similar local jurisdictions from the following years onward in these major countries: Brazil – 2014; the UK – 2012; Switzerland – 2011; the US – 2010; and the Netherlands – 2006.
> Refer to “Note 28 – Tax” in VI – Consolidated financial statements – Credit Suisse Group for further information.

28 Employee deferred compensation
The following tables show the compensation expense for deferred compensation awards granted in 2018 and prior years that was recognized in the consolidated statements of operations during 2018, 2017 and 2016, the total shares delivered, the estimated unrecognized compensation expense for deferred compensation awards granted in 2018 and prior years outstanding as of December 31, 2018 and the remaining requisite service period over which the estimated unrecognized compensation expense will be recognized. The recognition of compensation expense for the deferred compensation awards granted in February 2019 began in 2019 and thus had no impact on the 2018 consolidated financial statements.
> Refer to “Note 29 – Employee deferred compensation” in VI – Consolidated financial statements – Credit Suisse Group for further information.
Deferred compensation expense
in	2018	2017	2016
Deferred compensation expense (CHF million)
Share awards	512	519	624
Performance share awards	371	342	370
Contingent Capital Awards	149	277	234
Contingent Capital share awards	1	17	30
Capital Opportunity Facility awards	12	14	13
Plus Bond awards [1]	–	–	5
2008 Partner Asset Facility awards [2]	–	7	13
Other cash awards	257	417	331
Total deferred compensation expense	1,302	1,593	1,620

Total shares delivered (million)
Total shares delivered	45.0	41.2	41.5
1
Compensation expense primarily relates to mark-to-market changes of the underlying assets of the Plus Bonds and the amortization of the voluntary Plus Bonds elected in the first quarter of 2013 and expensed over a three-year vesting period.

2 Compensation expense mainly includes the change in the underlying fair value of the indexed assets during the period.
Estimated unrecognized deferred compensation
end of	2018
Estimated unrecognized compensation expense (CHF million)
Share awards	455
Performance share awards	161
Contingent Capital Awards	136
Other cash awards	160
Total	912

Aggregate remaining weighted-average requisite service period (years)
Aggregate remaining weighted-average requisite service period	1.3
Does not include the estimated unrecognized compensation expense relating to grants made in 2019 for 2018.
Share awards
On February 15, 2019, the Bank granted 54.0 million share awards with a total value of CHF 620 million. The estimated unrecognized compensation expense of CHF 611 million was determined based on the fair value of the awards on the grant date, includes the current estimated future forfeitures and will be recognized over the vesting period, subject to early retirement rules.
Share awards granted for previous years
For compensation year	2018	2017	2016
Shares awarded (million)	54.0	33.1	37.6
Value of shares awarded (CHF million)	620	596	563
On February 15, 2019, the Bank granted 2.7 million blocked shares with a total value of CHF 31 million that vested immediately upon grant, have no future service requirements and were attributed to services performed in 2018.
Blocked share awards granted for previous years
For compensation year	2018	2017	2016
Blocked shares awarded (million)	2.7	1.9	2.4
Value of shares awarded (CHF million)	31	35	37

Share award activities
	2018		2017			2016
	Number of share awards in million	Weighted- average grant-date fair value in CHF	Number of share awards in million		Weighted- average grant-date fair value in CHF	Number of share awards in million	Weighted- average grant-date fair value in CHF
Share awards
Balance at beginning of period	79.9	15.77	70.8		18.78	79.0	21.56
Granted	40.5	16.97	51.5	[1]	14.54	38.1	17.59
Settled	(39.0)	16.02	(36.8)		19.75	(37.2)	22.68
Forfeited	(4.3)	16.33	(5.6)	[2]	16.47	(9.1)	21.88
Balance at end of period	77.1	16.23	79.9		15.77	70.8	18.78
of which vested	8.4	–	7.8		–	8.1	–
of which unvested	68.7	–	72.1		–	62.7	–
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

2 Includes the transfer of the share-based awards of Neue Aargauer Bank AG, BANK-now AG and Swisscard AECS GmbH.
Performance share awards
On February 15, 2019, the Bank granted 44.6 million performance share awards with a total value of CHF 515 million. The estimated unrecognized compensation expense of CHF 505 million was determined based on the fair value of the awards on the grant date, includes the current estimated outcome of the relevant performance criteria and estimated future forfeitures and will be recognized over the vesting period, subject to early retirement rules.
Performance share awards granted for previous years
For compensation year	2018	2017	2016
Performance shares awarded (million)	44.6	25.6	29.6
Value of performance shares awarded (CHF million)	515	462	449
Performance share award activities
	2018		2017			2016
	Number of performance share awards in million	Weighted- average grant-date fair value in CHF	Number of performance share awards in million		Weighted- average grant-date fair value in CHF	Number of performance share awards in million	Weighted- average grant-date fair value in CHF
Performance share awards
Balance at beginning of period	52.8	15.88	48.1		19.12	55.5	21.01
Granted	25.6	16.98	31.1	[1]	14.41	21.3	18.62
Settled	(25.6)	16.07	(23.6)		20.41	(26.4)	22.66
Forfeited	(2.8)	16.26	(2.8)	[2]	16.37	(2.3)	18.98
Balance at end of period	50.0	16.33	52.8		15.88	48.1	19.12
of which vested	5.2	–	6.6		–	6.8	–
of which unvested	44.8	–	46.2		–	41.3	–
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

2 Includes the transfer of the share-based awards of Neue Aargauer Bank AG, BANK-now AG and Swisscard AECS GmbH.

Contingent Capital Awards
On February 15, 2019, the Bank awarded CHF 289 million of Contingent Capital Awards (CCA) that will be expensed over the vesting period. The estimated unrecognized compensation expense of CHF 264 million was determined based on the fair value of the awards on the grant date and includes the current estimated outcome of the relevant performance criteria, the estimated future forfeitures and the expected semi-annual cash payments of interest equivalents and will be recognized over the vesting period.
Contingent Capital Awards granted for previous years
For compensation year	2018	2017	2016

CCA awarded (CHF million)	289	233	228
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
Contingent Capital share award activities
	2018	2017		2016
Contingent Capital share awards
Balance at beginning of period	7.5	12.8		–
Granted	0.0	0.3	[1]	15.6
Settled	(4.6)	(4.9)		(2.5)
Forfeited	(0.2)	(0.7)	[2]	(0.3)
Balance at end of period	2.7	7.5		12.8
of which vested	0.7	1.3		1.0
of which unvested	2.0	6.2		11.8
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
2008 Partner Asset Facility awards
During 2017, the final settlement of the outstanding PAF awards of CHF 789 million was made.
Other cash awards
During 2018, the Bank granted deferred fixed cash compensation of CHF 98 million to certain employees in the Americas. This compensation will be expensed in the Global Markets, Investment Banking & Capital Markets and International Wealth Management divisions over a three-year vesting period from the grant date. Amortization of this compensation totaled CHF 52 million in 2018.
During 2017, the Bank granted deferred cash retention awards of CHF 65 million relating to the reorganization of the Asia Pacific business. These awards will be expensed over a two-year vesting period from the grant date. Amortization of these awards totaled CHF 28 million in 2017 and was recognized in the Corporate Center. The Bank granted deferred fixed cash awards of CHF 90 million to certain employees in the US. These awards will be expensed in the Global Markets, Investment Banking & Capital Markets and International Wealth Management divisions over a three-year vesting period from the grant date. Amortization of these awards totaled CHF 48 million in 2017.
In 2016, the Bank granted deferred share and cash retention awards of CHF 249 million relating to the reorganization of the Global Markets and Investment Banking & Capital Markets businesses. These awards will be expensed over a vesting period of up to seven years from the grant date. Amortization of these awards in 2016 of CHF 118 million was recognized in the Corporate Center.

29 Related parties
The Group owns all of the Bank’s outstanding voting registered shares. The Bank is involved in significant financing and other transactions with subsidiaries of the Group. The Bank generally enters into these transactions in the ordinary course of business and believes that these transactions are generally on market terms that could be obtained from unrelated third parties.
> Refer to “Note 30 – Related parties” in VI – Consolidated financial statements – Credit Suisse Group for further information.
Related party assets and liabilities
end of	2018	2017
Assets (CHF million)
Net loans	5,305	4,100
Other assets	508	208
Total assets	5,813	4,308
Liabilities (CHF million)
Due to banks/customer deposits	1,338	1,141
Short-term borrowings	493	489
Long-term debt	23,456	15,612
Other liabilities	1,122	851
Total liabilities	26,409	18,093
Related party revenues and expenses
in	2018	2017		2016
Revenues (CHF million)
Interest and dividend income	10	2		(2)
Interest expense	(924)	(574)		(280)
Net interest income	(914)	(572)		(282)
Commissions and fees	87	46		41
Other revenues	72	67		119
Net revenues	(755)	(459)		(122)
Expenses (CHF million)
Total operating expenses	1,642	1,044	[1]	152
1 Prior period has been corrected.
Related party guarantees
end of	2018	2017
Guarantees (CHF million)
Credit guarantees and similar instruments	5	4
Total guarantees	5	4
Executive Board and Board of Directors loans
	2018		2017	2016
Loans to members of the Executive Board (CHF million)
Balance at beginning of period	26	[1]	25	26
Additions	8		3	6
Reductions	(1)		(2)	(7)
Balance at end of period	33	[1]	26	25
Loans to members of the Board of Directors (CHF million)
Balance at beginning of period	11	[2]	10	8
Additions	0		1	3
Reductions	(1)		0	(1)
Balance at end of period	10	[2]	11	10
1 The number of individuals with outstanding loans at the beginning and the end of the year was seven and eight, respectively.
2 The number of individuals with outstanding loans at the beginning and the end of the year was four.
Liabilities due to own pension plans
Liabilities due to the Bank’s own defined benefit pension plans as of December 31, 2018 and 2017 of CHF 735 million and CHF 336 million, respectively, were reflected in various liability accounts in the Bank’s consolidated balance sheets.

30 Pension and other post-retirement benefits
The Bank participates in a defined benefit pension plan sponsored by the Group and has defined contribution pension plans, single-employer defined benefit pension plans and other post-retirement defined benefit plans. The Bank’s principal plans are located in Switzerland, the US and the UK.
> Refer to “Note 31 – Pension and other post-retirement benefits” in VI – Consolidated financial statements – Credit Suisse Group for further information on pension and other post-retirement benefits.
Defined contribution pension plans
The Bank contributes to various defined contribution pension plans primarily in the US and the UK as well as other countries throughout the world. During 2018, 2017 and 2016, the Bank contributed to these plans and recognized as expense CHF 140 million, CHF 156 million and CHF 160 million, respectively.
Defined benefit pension and other post-retirement benefit plans
Defined benefit pension plans
Group pension plan
The Bank covers pension requirements for its employees in Switzerland by participating in a defined benefit pension plan sponsored by the Group (Group plan), the Group’s most significant defined benefit pension plan. The Group plan provides benefits in the event of retirement, death and disability. Various legal entities within the Group participate in the Group plan, which is set up as an independent trust domiciled in Zurich. Benefits in the Group plan are determined on the basis of the accumulated employer and employee contributions and accumulated interest credited. In accordance with US GAAP, the Group accounts for the Group plan as a single-employer defined benefit pension plan and uses the projected unit credit actuarial method to determine the net periodic benefit costs, the PBO and the accumulated benefit obligation (ABO). The Bank accounts for the defined benefit pension plan sponsored by the Group as a multi-employer pension plan because other legal entities within the Group also participate in the Group plan and the assets contributed by the Bank are not segregated into a separate account or restricted to provide benefits only to employees of the Bank. The assets contributed by the Bank are commingled with the assets contributed by the other legal entities of the Group and can be used to provide benefits to any employee of any participating legal entity. The Bank’s contributions to the Group plan comprise 88% of the total assets contributed to the Group plan by all participating legal entities on an annual basis.
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
During 2018, 2017 and 2016, the Bank contributed and recognized as expense CHF 377 million, CHF 379 million and CHF 438 million to the Group plan, respectively. The Bank expects to contribute CHF 323 million to the Group plan during 2019.
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

Components of net periodic benefit costs
	International single-employer defined benefit pension plans			Other post-retirement defined benefit plans
in	2018	2017	2016	2018	2017	2016
Net periodic benefit costs (CHF million)
Service costs on benefit obligation	16	22	20	0	0	0
Interest costs on benefit obligation	86	91	124	5	6	8
Expected return on plan assets	(114)	(133)	(175)	0	0	0
Amortization of recognized actuarial losses/(gains)	47	60	41	8	7	10
Settlement losses/(gains)	0	0	72	0	0	0
Curtailment losses/(gains)	(1)	(10)	0	0	0	0
Net periodic benefit costs/(credits)	34	30	82	13	13	18
Service costs on benefit obligation reflected in compensation and benefits – other for 2018, 2017 and 2016 were CHF 16 million, CHF 22 million and CHF 20 million, respectively. During the second half of 2016, lump-sum settlement offers were made to terminated vested members of the pension fund in the US. As a result of members accepting this offer, there was an additional cost of CHF 72 million relating to the settlement of pension obligations for these members.
Benefit obligation
The following table shows the changes in the PBO, the ABO, the fair value of plan assets and the amounts recognized in the consolidated balance sheets for the international single-employer defined benefit pension plans and other post-retirement defined benefit plans.

Obligations and funded status of the plans
	International single-employer defined benefit pension plans		Other post-retirement defined benefit plans
in / end of	2018	2017	2018	2017
PBO (CHF million) [1]
Beginning of the measurement period	3,390	3,337	173	184
Service cost	16	22	0	0
Interest cost	86	91	5	6
Plan amendments	10	0	0	0
Settlements	(1)	0	0	0
Curtailments	(1)	(11)	0	0
Special termination benefits	1	1	0	0
Actuarial losses/(gains)	(229)	171	(9)	2
Benefit payments	(233)	(287)	(11)	(11)
Exchange rate losses/(gains)	(88)	66	2	(8)
End of the measurement period	2,951	3,390	160	173
Fair value of plan assets (CHF million)
Beginning of the measurement period	4,088	4,000	0	0
Actual return on plan assets	(141)	256	0	0
Employer contributions	19	22	11	11
Settlements	(1)	0	0	0
Benefit payments	(233)	(287)	(11)	(11)
Exchange rate gains/(losses)	(128)	97	0	0
End of the measurement period	3,604	4,088	0	0
Total funded status recognized (CHF million)
Funded status of the plan – over/(underfunded)	653	698	(160)	(173)
Funded status recognized in the consolidated balance sheet as of December 31	653	698	(160)	(173)
Total amount recognized (CHF million)
Noncurrent assets	1,001	1,058	0	0
Current liabilities	(10)	(11)	(11)	(11)
Noncurrent liabilities	(338)	(349)	(149)	(162)
Net amount recognized in the consolidated balance sheet as of December 31	653	698	(160)	(173)
ABO (CHF million) [2]
End of the measurement period	2,921	3,351	160	173
1 Including estimated future salary increases.
2 Excluding estimated future salary increases.
The net amount recognized in the consolidated balance sheets as of December 31, 2018 and 2017 was an overfunding of CHF 493 million and CHF 525 million, respectively.
In 2018 and 2017, the Bank made contributions of CHF 19 million and CHF 22 million, respectively, to the international single-employer defined benefit pension plans and CHF 11 million and CHF 11 million, respectively, to the other post-retirement defined benefit plans. In 2019 the Bank expects to contribute CHF 16 million to the international single-employer defined benefit pension plans and CHF 11 million to other post-retirement defined benefit plans.
PBO or ABO in excess of plan assets
The following table shows the aggregate PBO and ABO, as well as the aggregate fair value of plan assets for those plans with PBO in excess of plan assets and those plans with ABO in excess of plan assets as of December 31, 2018 and 2017, respectively.

Defined benefit pension plans in which PBO or ABO exceeded plan assets
	PBO exceeds fair value of plan assets		[1]	ABO exceeds fair value of plan assets		[1]
December 31	2018	2017		2018	2017
PBO/ABO exceeded plan assets (CHF million)
PBO	1,336	1,464		1,325	1,447
ABO	1,312	1,433		1,304	1,420
Fair value of plan assets	989	1,104		978	1,088
1 Includes only those defined benefit pension plans where the PBO/ABO exceeded the fair value of plan assets.
Amount recognized in AOCI and OCI
The following table shows the actuarial gains/(losses) and prior service credit/(cost) which were recorded in AOCI and subsequently recognized as components of net periodic benefit costs.
Amounts recognized in AOCI, net of tax
	International single-employer defined benefit pension plans		Other post-retirement defined benefit plans		Total
end of	2018	2017	2018	2017	2018	2017
Amounts recognized in AOCI (CHF million)
Actuarial gains/(losses)	(327)	(345)	(23)	(36)	(350)	(381)
Prior service credit/(cost)	(11)	(1)	3	3	(8)	2
Total	(338)	(346)	(20)	(33)	(358)	(379)
The following tables show the changes in OCI due to actuarial gains/(losses) and prior service credit/(cost) recognized in AOCI during 2018 and 2017 and the amortization of the aforementioned items as components of net periodic benefit costs for these periods, as well as the amounts expected to be amortized in 2019.
Amounts recognized in OCI
	International single-employer defined benefit pension plans			Other post-retirement defined benefit plans
in	Gross	Tax	Net	Gross	Tax	Net	Total net
2018 (CHF million)
Actuarial gains/(losses)	(26)	1	(25)	9	(2)	7	(18)
Prior service credit/(cost)	(10)	0	(10)	0	0	0	(10)
Amortization of actuarial losses/(gains)	47	(4)	43	8	(2)	6	49
Total	11	(3)	8	17	(4)	13	21
2017 (CHF million)
Actuarial gains/(losses)	(48)	14	(34)	(2)	1	(1)	(35)
Amortization of actuarial losses/(gains)	60	(7)	53	7	(3)	4	57
Total	12	7	19	5	(2)	3	22

Amounts in AOCI, net of tax, expected to be amortized
	International single-employer defined benefit pension plans	Other post-retirement defined benefit plans
Amortization in 2019 (CHF million)
Amortization of actuarial losses/(gains)	15	2
Amortization of prior service cost/(credit)	1	0
Total	16	2
Assumptions
The measurement of both the net periodic benefit costs and the benefit obligation is determined using explicit assumptions, each of which individually represents the best estimate of a particular future event.
Weighted-average assumptions used to determine net periodic benefit costs and benefit obligation
	International single-employer defined benefit pension plans			Other post-retirement defined benefit plans
December 31	2018	2017	2016	2018	2017	2016
Net periodic benefit cost (%)
Discount rate - service cost	2.96	2.92	4.05	3.86	4.03	4.50
Discount rate - interest cost	2.77	2.79	4.05	3.28	3.48	4.50
Salary increases	2.97	3.55	3.56	–	–	–
Expected long-term rate of return on plan assets	3.22	3.88	5.07	–	–	–
Benefit obligation (%)
Discount rate	3.30	2.83	3.10	4.37	3.70	4.21
Salary increases	2.90	2.97	3.55	–	–	–
Mortality tables and life expectancies for major plans
			Life expectancy at age 65 for a male member currently				Life expectancy at age 65 for a female member currently
			aged 65		aged 45		aged 65		aged 45
December 31			2018	2017	2018	2017	2018	2017	2018	2017
Life expectancy (years)
UK	SAPS S2 light tables	[1]	23.7	23.8	25.3	25.4	24.8	24.8	26.5	26.6
US	RP-2014 mortality tables	[2]	21.5	21.5	22.7	22.7	23.4	23.3	24.5	24.4
1 95% of Self-Administered Pension Scheme (SAPS) S2 light tables were used, which included final CMI projections, with a long-term rate of improvement of 1.5% per annum.
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
Health care cost trend rates and sensitivity
in / end of	2018	2017	2016
Health care cost trend rate (%)
Annual weighted-average health care cost trend rate [1]	8.7	8.3	8.3
Increase/(decrease) in post-retirement expenses (CHF million)
One percentage point increase in health care cost trend rates	0.1	0.1	0.2
One percentage point decrease in health care cost trend rates	(0.1)	(0.1)	(0.2)
Increase/(decrease) in post-retirement benefit obligation (CHF million)
One percentage point increase in health care cost trend rates	3	3	4
One percentage point decrease in health care cost trend rates	(3)	(3)	(4)
1 The annual health care cost trend rate is assumed to decrease gradually to achieve the long-term health care cost trend rate of 5.0% by 2026.
The annual health care cost trend rate used to determine the defined benefit cost for 2019 is 8.7%.
Plan assets and investment strategy
As of December 31, 2018 and 2017, no Group debt or equity securities were included in plan assets for the international single-employer defined benefit pension plans.
Fair value of plan assets
The following tables present the plan assets measured at fair value on a recurring basis as of December 31, 2018 and 2017, for the Bank’s defined benefits plans.
Plan assets measured at fair value on a recurring basis
end of	2018						2017
	Level 1	Level 2		Level 3	Assets measured at net asset value per share	Total	Level 1	Level 2		Level 3	Assets measured at net asset value per share	Total
Plan assets at fair value (CHF million)
Cash and cash equivalents	86	123		0	0	209	70	133		0	0	203
Debt securities	1,889	846		0	328	3,063	1,991	1,080		0	370	3,441
of which governments	1,574	5		0	0	1,579	1,622	9		0	0	1,631
of which corporates	315	841		0	328	1,484	369	1,071		0	370	1,810
Equity securities	52	12		0	74	138	55	14		0	147	216
Real estate – indirect	0	0		0	29	29	0	0		0	27	27
Alternative investments	0	19		0	61	80	0	33		0	76	109
of which hedge funds	0	0		0	61	61	0	0		0	76	76
of which other	0	19	[1]	0	0	19	0	33	[1]	0	0	33
Other investments	0	85		0	0	85	0	92		0	0	92
Total plan assets at fair value	2,027	1,085		0	492	3,604	2,116	1,352		0	620	4,088
1 Primarily related to derivative instruments.

Plan assets measured at fair value on a recurring basis for level 3
				Actual return on plan assets
	Balance at beginning of period	Transfers in	Transfers out	On assets still held at reporting date	On assets sold during the period	Purchases, sales, settlements	Foreign currency translation impact	Balance at end of period
2017 (CHF million)
Debt securities – corporates	7	0	0	0	0	(7)	0	0
Total plan assets at fair value	7	0	0	0	0	(7)	0	0
Plan asset allocation
The following table shows the plan asset allocation as of the measurement date calculated based on the fair value at that date including the performance of each asset class.
Plan asset allocation
December 31	2018	2017
Weighted-average (%)
Cash and cash equivalents	5.8	5.0
Debt securities	85.0	84.0
Equity securities	3.8	5.3
Real estate	0.8	0.7
Alternative investments	2.2	2.7
Insurance	2.4	2.3
Total	100.0	100.0
The following table shows the target plan asset allocation for 2019 in accordance with the Bank’s investment strategy. The target plan asset allocation is used to determine the expected return on plan assets to be considered in the net periodic benefit costs for 2019.
2019 target plan asset allocation
Weighted-average (%)
Cash and cash equivalents	0.3
Debt securities	88.9
Equity securities	5.1
Real estate	0.6
Alternative investments	2.7
Insurance	2.4
Total	100.0
Estimated future benefit payments
The following table shows the estimated future benefit payments for defined benefit pension and other post-retirement defined benefit plans.
Estimated future benefit payments
	International single-employer defined benefit pension plans	Other post-retirement defined benefit plans
Payments (CHF million)
2019	92	11
2020	90	12
2021	107	12
2022	98	12
2023	108	12
For five years thereafter	622	53

31 Derivatives and hedging activities
> Refer to “Note 32 – Derivatives and hedging activities” in VI – Consolidated financial statements – Credit Suisse Group for further information.
Hedge accounting
Cash flow hedges
As of the end of 2018, the maximum length of time over which the Bank hedged its exposure to the variability in future cash flows for forecasted transactions, excluding those forecasted transactions related to the payment of variable interest on existing financial instruments, was five years.
Fair value of derivative instruments
	Trading			Hedging			[1]
end of 2018	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)
Derivative instruments (CHF billion)
Forwards and forward rate agreements	7,477.7	3.6	3.7	0.0	0.0	0.0
Swaps	13,221.5	49.0	45.4	44.6	0.1	0.2
Options bought and sold (OTC)	2,027.6	17.0	17.1	0.0	0.0	0.0
Futures	256.8	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	111.1	0.3	0.3	0.0	0.0	0.0
Interest rate products	23,094.7	69.9	66.5	44.6	0.1	0.2
Forwards	1,124.5	9.5	10.5	12.0	0.1	0.1
Swaps	456.6	14.4	17.4	0.0	0.0	0.0
Options bought and sold (OTC)	313.0	3.9	4.3	0.0	0.0	0.0
Futures	10.7	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	1.3	0.0	0.0	0.0	0.0	0.0
Foreign exchange products	1,906.1	27.8	32.2	12.0	0.1	0.1
Forwards	0.7	0.2	0.1	0.0	0.0	0.0
Swaps	152.9	4.1	5.0	0.0	0.0	0.0
Options bought and sold (OTC)	212.3	7.3	6.7	0.0	0.0	0.0
Futures	39.2	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	356.7	11.9	14.4	0.0	0.0	0.0
Equity/index-related products	761.8	23.5	26.2	0.0	0.0	0.0
Credit derivatives [2]	469.4	5.4	6.6	0.0	0.0	0.0
Forwards	8.2	0.1	0.1	0.0	0.0	0.0
Swaps	13.5	1.5	0.6	0.0	0.0	0.0
Options bought and sold (OTC)	9.5	0.1	0.1	0.0	0.0	0.0
Futures	9.3	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	1.9	0.0	0.0	0.0	0.0	0.0
Other products [3]	42.4	1.7	0.8	0.0	0.0	0.0
Total derivative instruments	26,274.4	128.3	132.3	56.6	0.2	0.3
The notional amount, PRV and NRV (trading and hedging) was CHF 26,331.0 billion, CHF 128.5 billion and CHF 132.6 billion, respectively, as of December 31, 2018.
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
2 Primarily credit default swaps.
3 Primarily precious metals, commodity and energy products.

Fair value hedges
in	2018	2017	2016
Gains/(losses) recognized in income on derivatives (CHF million)
Interest rate products	(415)	(285)	(116)
Total	(415)	(285)	(116)
Gains/(losses) recognized in income on hedged items (CHF million)
Interest rate products	423	290	111
Total	423	290	111
Details of fair value hedges (CHF million)
Net gains/(losses) on the ineffective portions	8	5	(5)
Represents gains/(losses) recognized in trading revenues.
Cash flow hedges
in	2018		2017		2016
Gains/(losses) recognized in AOCI on derivatives (CHF million)
Interest rate products	(76)		(56)		(5)
Foreign exchange products	(86)		(31)		(3)
Total	(162)		(87)		(8)
Gains/(losses) reclassified from AOCI into income (CHF million)
Interest rate products [1]	(85)		(11)		29
Foreign exchange products	(42)	[2,3]	(17)	[2]	(7)	[3]
Total	(127)		(28)		22
Details of cash flow hedges (CHF million)
Net gains/(losses) on the ineffective portions [2]	0		(1)		(1)
Represents gains/(losses) on effective portion.
1 Included in interest and other dividend income.
2 Included in trading revenues.
3 Included in total other operating expenses.
The net loss associated with cash flow hedges expected to be reclassified from AOCI within the next 12 months was CHF 39 million.
Net investment hedges
in	2018	2017	2016
Gains/(losses) recognized in AOCI on derivatives (CHF million)
Foreign exchange products	131	(475)	(537)
Total	131	(475)	(537)
Represents gains/(losses) on effective portion.
The Bank includes all derivative instruments not included in hedge accounting relationships in its trading activities.
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
Contingent credit risk
	2018				2017
end of	Bilateral counterparties	Special purpose entities	Accelerated terminations	Total	Bilateral counterparties	Special purpose entities	Accelerated terminations	Total
Contingent credit risk (CHF billion)
Current net exposure	3.6	0.1	0.3	4.0	5.4	0.1	1.2	6.7
Collateral posted	3.4	0.1	–	3.5	4.4	0.1	–	4.5
Impact of a one-notch downgrade event	0.2	0.0	0.0	0.2	0.2	0.1	0.1	0.4
Impact of a two-notch downgrade event	0.9	0.0	0.1	1.0	0.9	0.2	0.5	1.6
Impact of a three-notch downgrade event	1.0	0.1	0.2	1.3	1.0	0.4	0.7	2.1
The impact of a downgrade event reflects the amount of additional collateral required for bilateral counterparties and special purpose entities and the amount of additional termination expenses for accelerated terminations, respectively.

Credit derivatives
> Refer to “Note 32 – Derivatives and hedging activities” in VI – Consolidated financial statements – Credit Suisse Group for further information.
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
Total return swaps (TRS) of CHF 9.7 billion and CHF 6.7 billion as of December 31, 2018 and 2017, respectively, were also excluded because a TRS does not expose the seller to potential loss from credit risk-related events specified in the contract. A TRS only provides protection against a loss in asset value and not against additional amounts as a result of specific credit events.
Credit protection sold/purchased
	2018							2017
end of	Credit protection sold	Credit protection purchased	[1]	Net credit protection (sold)/ purchased	Other protection purchased		Fair value of credit protection sold	Credit protection sold	Credit protection purchased	[1]	Net credit protection (sold)/ purchased	Other protection purchased		Fair value of credit protection sold
Single-name instruments (CHF billion)
Investment grade [2]	(46.0)	43.1		(2.9)	11.8		0.2	(57.6)	53.8		(3.8)	15.3		0.9
Non-investment grade	(26.2)	24.3		(1.9)	17.7		(0.2)	(28.2)	25.5		(2.7)	14.3		0.5
Total single-name instruments	(72.2)	67.4		(4.8)	29.5		0.0	(85.8)	79.3		(6.5)	29.6		1.4
of which sovereign	(16.4)	15.0		(1.4)	5.5		(0.1)	(21.0)	19.2		(1.8)	6.2		0.2
of which non-sovereign	(55.8)	52.4		(3.4)	24.0		0.1	(64.8)	60.1		(4.7)	23.4		1.2
Multi-name instruments (CHF billion)
Investment grade [2]	(102.9)	102.4		(0.5)	25.1		(0.8)	(107.1)	104.7		(2.4)	59.3		0.7
Non-investment grade	(26.5)	25.3		(1.2)	8.4	[3]	0.1	(21.0)	19.6		(1.4)	12.0	[3]	0.9
Total multi-name instruments	(129.4)	127.7		(1.7)	33.5		(0.7)	(128.1)	124.3		(3.8)	71.3		1.6
of which sovereign	(0.2)	0.2		0.0	0.0		0.0	(0.3)	0.3		0.0	0.3		0.0
of which non-sovereign	(129.2)	127.5		(1.7)	33.5		(0.7)	(127.8)	124.0		(3.8)	71.0		1.6
Total instruments (CHF billion)
Investment grade [2]	(148.9)	145.5		(3.4)	36.9		(0.6)	(164.7)	158.5		(6.2)	74.6		1.6
Non-investment grade	(52.7)	49.6		(3.1)	26.1		(0.1)	(49.2)	45.1		(4.1)	26.3		1.4
Total instruments	(201.6)	195.1		(6.5)	63.0		(0.7)	(213.9)	203.6		(10.3)	100.9		3.0
of which sovereign	(16.6)	15.2		(1.4)	5.5		(0.1)	(21.3)	19.5		(1.8)	6.5		0.2
of which non-sovereign	(185.0)	179.9		(5.1)	57.5		(0.6)	(192.6)	184.1		(8.5)	94.4		2.8
1 Represents credit protection purchased with identical underlyings and recoveries.
2 Based on internal ratings of BBB and above.
3 Includes synthetic securitized loan portfolios.
The following table reconciles the notional amount of credit derivatives included in the table “Fair value of derivative instruments” to the table “Credit protection sold/purchased”.
Credit derivatives
end of	2018	2017
Credit derivatives (CHF billion)
Credit protection sold	201.6	213.9
Credit protection purchased	195.1	203.6
Other protection purchased	63.0	100.9
Other instruments [1]	9.7	6.5
Total credit derivatives	469.4	524.9
1 Consists of total return swaps and other derivative instruments.
Maturity of credit protection sold
end of	Maturity less than 1 year	Maturity between 1 to 5 years	Maturity greater than 5 years	Total
2018 (CHF billion)
Single-name instruments	13.1	54.9	4.2	72.2
Multi-name instruments	28.8	80.6	20.0	129.4
Total instruments	41.9	135.5	24.2	201.6
2017 (CHF billion)
Single-name instruments	21.6	59.4	4.8	85.8
Multi-name instruments	31.2	79.9	17.0	128.1
Total instruments	52.8	139.3	21.8	213.9

32 Guarantees and commitments
Guarantees
end of	Maturity less than 1 year	Maturity between 1 to 3 years	Maturity between 3 to 5 years	Maturity greater than 5 years	Total gross amount	Total net amount	[1]	Carrying value	Collateral received
2018 (CHF million)
Credit guarantees and similar instruments	2,229	439	218	402	3,288	3,199		14	1,752
Performance guarantees and similar instruments	5,008	1,344	552	240	7,144	6,278		44	3,153
Derivatives [2]	17,594	3,995	1,256	778	23,623	23,623		919	–	[3]
Other guarantees	4,325	1,405	640	517	6,887	6,814		56	4,169
Total guarantees	29,156	7,183	2,666	1,937	40,942	39,914		1,033	9,074
2017 (CHF million)
Credit guarantees and similar instruments	1,820	520	314	435	3,089	2,840		12	1,603
Performance guarantees and similar instruments	4,931	1,639	373	200	7,143	6,216		44	3,012
Derivatives [2]	15,520	6,860	1,397	727	24,504	24,504		403	–	[3]
Other guarantees	4,461	1,006	708	503	6,678	6,673		47	3,833
Total guarantees	26,732	10,025	2,792	1,865	41,414	40,233		506	8,448
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
> Refer to “Note 33 – Guarantees and commitments” in VI – Consolidated financial statements – Credit Suisse Group for further information.
Deposit-taking banks and securities dealers in Switzerland and certain other European countries are required to ensure the payout of privileged deposits in case of specified restrictions or compulsory liquidation of a deposit-taking bank. In Switzerland, deposit-taking banks and securities dealers jointly guarantee an amount of up to CHF 6 billion. Upon occurrence of a payout event triggered by a specified restriction of business imposed by the Swiss Financial Market Supervisory Authority FINMA (FINMA) or by the compulsory liquidation of another deposit-taking bank, the Bank’s contribution will be calculated based on its share of privileged deposits in proportion to total privileged deposits. Based on FINMA’s estimate for the Bank, the Bank’s share in the deposit insurance guarantee program for the period July 1, 2018 to June 30, 2019 is CHF 0.5 billion. These deposit insurance guarantees were reflected in other guarantees.
Representations and warranties on residential mortgage loans sold
In connection with the Global Markets division’s sale of US residential mortgage loans, the Bank has provided certain representations and warranties relating to the loans sold.
Lease commitments
CHF million
2019	427
2020	376
2021	262
2022	239
2023	198
Thereafter	1,292
Future operating lease commitments	2,794
Less minimum non-cancellable sublease rentals	436
Total net future minimum lease commitments	2,358
Rental expense for operating leases
in	2018	2017	2016
CHF million
Minimum rental expense	446	528	550
Sublease rental income	(66)	(65)	(89)
Total net expenses for operating leases	380	463	461

Operating lease commitments
Sale-leaseback transactions
During 2018, we entered into one sale-leaseback transaction in respect of own property, which was recognized as an operating lease arrangement with a lease term of ten years. In 2017, we did not enter into any sale-leaseback transactions, and in 2016, the Bank entered into several smaller sale-leaseback transactions in respect of own property, which were all recognized as operating lease arrangements with lease terms of two years. The total contractual rental expenses were CHF 5 million for the 2018 sale-leaseback transaction and CHF 19 million for the 2016 sale-leaseback transactions.
Other commitments
end of	Maturity less than 1 year	Maturity between 1 to 3 years	Maturity between 3 to 5 years	Maturity greater than 5 years	Total gross amount		Total net amount	[1]	Collateral received
2018 (CHF million)
Irrevocable commitments under documentary credits	5,056	182	0	0	5,238		5,077		3,651
Irrevocable loan commitments	26,882	34,188	45,938	9,065	116,073	[2]	111,967		57,153
Forward reverse repurchase agreements	31	0	0	0	31		31		31
Other commitments	329	11	119	33	492		492		4
Total other commitments	32,298	34,381	46,057	9,098	121,834		117,567		60,839
2017 (CHF million)
Irrevocable commitments under documentary credits	4,976	113	1	1	5,091		5,000		3,218
Irrevocable loan commitments	24,296	33,649	40,425	8,031	106,401	[2]	101,270		42,307
Forward reverse repurchase agreements	12	0	0	0	12		12		12
Other commitments	219	13	11	104	347		347		0
Total other commitments	29,503	33,775	40,437	8,136	111,851		106,629		45,537
1 Total net amount is computed as the gross amount less any participations.
2
Irrevocable loan commitments do not include a total gross amount of CHF 113,593 million and CHF 108,665 million of unused credit limits as of December 31, 2018 and 2017, respectively, which were revocable at the Bank's sole discretion upon notice to the client.

33 Transfers of financial assets and variable interest entities
Transfers of financial assets
> Refer to “Note 34 – Transfers of financial assets and variable interest entities” in VI – Credit Suisse Group – Consolidated financial statements for further information.
Securitizations
The following table provides the gains or losses and proceeds from the transfer of assets relating to 2018, 2017 and 2016 securitizations of financial assets that qualify for sale accounting and subsequent derecognition, along with the cash flows between the Bank and the SPEs used in any securitizations in which the Bank still has continuing involvement, regardless of when the securitization occurred.
Securitizations
in	2018	2017	2016
Gains/(losses) and cash flows (CHF million)
CMBS
Net gain/(loss) [1]	10	37	(2)
Proceeds from transfer of assets	5,861	6,604	3,954
Cash received on interests that continue to be held	41	28	69
RMBS
Net gain/(loss) [1]	(1)	0	(4)
Proceeds from transfer of assets	22,536	14,817	9,866
Purchases of previously transferred financial assets or its underlying collateral	0	(2)	0
Servicing fees	3	3	2
Cash received on interests that continue to be held	576	368	529
Other asset-backed financings
Net gain [1]	77	31	26
Proceeds from transfer of assets	6,422	7,664	2,813
Purchases of previously transferred financial assets or its underlying collateral [2]	(318)	(380)	(68)
Fees [3]	142	135	137
Cash received on interests that continue to be held	3	4	2
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

2 Line item was omitted in 2017 and 2016.
3 Represents management fees and performance fees earned for investment management services provided to managed CLOs.
Continuing involvement in transferred financial assets
The following table provides the outstanding principal balance of assets to which the Bank continued to be exposed after the transfer of the financial assets to any SPE and the total assets of the SPE as of December 31, 2018 and 2017, regardless of when the transfer of assets occurred.
Principal amounts outstanding and total assets of SPEs resulting from continuing involvement
end of	2018	2017
CHF million
CMBS
Principal amount outstanding	25,330	19,918
Total assets of SPE	35,760	31,586
RMBS
Principal amount outstanding	40,253	35,645
Total assets of SPE	41,242	36,770
Other asset-backed financings
Principal amount outstanding	23,036	20,916
Total assets of SPE	47,542	39,330
Principal amount outstanding relates to assets transferred from the Bank and does not include principle amounts for assets transferred from third parties.
Fair value of beneficial interests
The fair value measurement of beneficial interests held at the time of transfer and as of the reporting date that result from any continuing involvement is determined using fair value estimation techniques, such as the present value of estimated future cash flows that incorporate assumptions that market participants customarily use in these valuation techniques. The fair value of the assets or liabilities that result from any continuing involvement does not include any benefits from financial instruments that the Bank may utilize to hedge the inherent risks.
Key economic assumptions at the time of transfer
> Refer to “Note 34 – Financial instruments” for further information on the fair value hierarchy.

Key economic assumptions used in measuring fair value of beneficial interests at time of transfer
	2018							2017							2016
at time of transfer, in			CMBS				RMBS			CMBS				RMBS			CMBS				RMBS
CHF million, except where indicated
Fair value of beneficial interests			662				3,613			445				2,400			69				2,068
of which level 2			640				3,509			444				2,221			69				1,827
of which level 3			22				103			1				179			0				241
Weighted-average life, in years			6.6				7.8			10.0				6.0			8.4				7.2
Prepayment speed assumption (rate per annum), in % [1]			–	[2]	5.0	–	13.5			–	[2]	1.0	–	22.9			–	[2]	5.0	–	33.0
Cash flow discount rate (rate per annum), in % [3]	3.6	–	9.8		3.0	–	13.6	2.4	–	9.0		2.0	–	29.5	2.4	–	4.9		1.2	–	24.4
Expected credit losses (rate per annum), in % [4]	1.8	–	3.1		2.3	–	7.2	0.6	–	3.4		0.8	–	6.3	0.0	–	0.0		2.5	–	11.2
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
4 The range of expected credit losses only reflects instruments with an expected credit loss greater than zero unless all of the instruments have an expected credit loss of zero.
Key economic assumptions as of the reporting date
The following table provides the sensitivity analysis of key economic assumptions used in measuring the fair value of beneficial interests held in SPEs as of December 31, 2018 and 2017.
Key economic assumptions used in measuring fair value of beneficial interests held in SPEs
	2018											2017
end of			CMBS	[1]			RMBS			Other asset- backed financing activities	[2]			CMBS	[1]			RMBS			Other asset- backed financing activities	[2]
CHF million, except where indicated
Fair value of beneficial interests			805				2,006			226				579				1,985			665
of which non-investment grade			112				307			26				100				508			50
Weighted-average life, in years			5.7				7.9			5.6				4.7				8.1			6.4
Prepayment speed assumption (rate per annum), in % [3]			–		2.0	–	20.0			–				–		1.0	–	25.0			–
Impact on fair value from 10% adverse change			–				(22.3)			–				–				(35.0)			–
Impact on fair value from 20% adverse change			–				(43.2)			–				–				(68.1)			–
Cash flow discount rate (rate per annum), in % [4]	3.4	–	14.3		3.0	–	21.3	1.0	–	21.2		2.7	–	12.3		1.9	–	30.6	1.0	–	21.2
Impact on fair value from 10% adverse change			(20.7)				(52.1)			(2.9)				(8.8)				(49.2)			(12.4)
Impact on fair value from 20% adverse change			(37.6)				(101.3)			(5.7)				(17.0)				(95.3)			(24.5)
Expected credit losses (rate per annum), in % [5]	0.8	–	4.7		0.6	–	18.8	1.0	–	21.2		0.6	–	6.3		0.5	–	28.2	0.7	–	21.2
Impact on fair value from 10% adverse change			(10.2)				(23.8)			(2.4)				(3.9)				(23.6)			(6.6)
Impact on fair value from 20% adverse change			(17.3)				(46.7)			(4.8)				(7.8)				(46.1)			(12.9)
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
5 The range of expected credit losses only reflects instruments with an expected credit loss greater than zero unless all of the instruments have an expected credit loss of zero.

Transfers of financial assets where sale treatment was not achieved
The following table provides the carrying amounts of transferred financial assets and the related liabilities where sale treatment was not achieved as of December 31, 2018 and 2017.
Carrying amounts of transferred financial assets and liabilities where sale treatment was not achieved
end of	2018	2017
CHF million
Other asset-backed financings
Trading assets	255	347
Other assets	0	48
Liability to SPE, included in other liabilities	(255)	(395)
Securities sold under repurchase agreements and securities lending transactions accounted for as secured borrowings
The following tables provide the gross obligation relating to securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral by the class of collateral pledged and by remaining contractual maturity as of December 31, 2018 and 2017.
Securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral – by class of collateral pledged
end of	2018	2017
CHF billion
Government debt securities	31.1	31.4
Corporate debt securities	9.6	15.1
Asset-backed securities	1.8	5.0
Other	0.2	0.6
Securities sold under repurchase agreements	42.7	52.1
Government debt securities	1.4	2.7
Corporate debt securities	0.2	0.4
Equity securities	3.2	4.8
Other	0.2	0.3
Securities lending transactions	5.0	8.2
Government debt securities	3.6	1.8
Corporate debt securities	1.0	0.6
Asset-backed securities	0.1	0.0
Equity securities	37.0	35.6
Other	0.0	0.1
Obligation to return securities received as collateral, at fair value	41.7	38.1
Total	89.4	98.4
Securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral – by remaining contractual maturity
			Remaining contractual maturities
end of	On demand	[1]	Up to 30 days	[2]	31-90 days	More than 90 days	Total
2018 (CHF billion)
Securities sold under repurchase agreements	7.4		26.3		6.7	2.3	42.7
Securities lending transactions	4.1		0.9		0.0	0.0	5.0
Obligation to return securities received as collateral, at fair value	41.4		0.1		0.2	0.0	41.7
Total	52.9		27.3		6.9	2.3	89.4
2017 (CHF billion)
Securities sold under repurchase agreements	7.2		32.5		5.2	7.2	52.1
Securities lending transactions	5.7		2.2		0.0	0.3	8.2
Obligation to return securities received as collateral, at fair value	37.9		0.0		0.0	0.2	38.1
Total	50.8		34.7		5.2	7.7	98.4
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

Variable interest entities
> Refer to “Note 34 – Transfers of financial assets and variable interest entities” in VI – Consolidated financial statements – Credit Suisse Group for further information.
Commercial paper conduit
The Bank acts as the administrator and provider of liquidity and credit enhancement facilities for Alpine Securitization Ltd (Alpine), a multi-seller asset-backed CP conduit used for client and Bank financing purposes. Alpine discloses to CP investors certain portfolio and asset data and submits its portfolio to rating agencies for public ratings. This CP conduit purchases assets such as loans and receivables or enters into reverse repurchase agreements and finances such activities through the issuance of CP backed by these assets. The CP conduit can enter into liquidity facilities with third-party entities pursuant to which it may be required to purchase assets from these entities to provide them with liquidity and credit support. The financing transactions are structured to provide credit support to the CP conduit in the form of over-collateralization and other asset-specific enhancements. Alpine is a separate legal entity that is wholly owned by the Bank. However, its assets are available to satisfy only the claims of its creditors. In addition, the Bank, as administrator and liquidity facility provider, has significant exposure to and power over the activities of Alpine. Alpine is considered a VIE for accounting purposes and the Bank is deemed the primary beneficiary and consolidates this entity.
The overall average maturity of Alpine’s outstanding CP was approximately 129 days as of December 31, 2018. Alpine was rated A-1(sf) by Standard & Poor’s and P-1(sf) by Moody’s and had exposures mainly in a reverse repurchase agreement with a Bank entity, consumer loans and car loans.
The Bank’s commitment to this CP conduit consists of obligations under liquidity agreements. The liquidity agreements are asset-specific arrangements, which require the Bank to provide short-term financing to the CP conduit or to purchase assets from the CP conduit in certain circumstances, including a lack of liquidity in the CP market such that the CP conduit cannot refinance its obligations or, in some cases, a default of an underlying asset. The asset-specific credit enhancements provided by the client seller of the assets remain unchanged as a result of such a purchase. In entering into such agreements, the Bank reviews the credit risk associated with these transactions on the same basis that would apply to other extensions of credit.
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
Consolidated VIEs in which the Bank was the primary beneficiary
				Financial intermediation
end of	CDO/ CLO	CP Conduit		Securi- tizations	Funds	Loans	Other	Total
2018 (CHF million)
Cash and due from banks	15	1		68	17	52	20	173
Trading assets	72	0		170	418	944	12	1,616
Investment securities	0	0		1,432	0	0	0	1,432
Other investments	0	0		0	153	1,073	279	1,505
Net loans	0	0		119	0	23	245	387
Premises and equipment	0	0		0	0	18	0	18
Other assets	57	16		863	4	32	1,037	2,009
of which loans held-for-sale	57	0		107	0	3	0	167
Total assets of consolidated VIEs	144	17		2,652	592	2,142	1,593	7,140
Trading liabilities	0	0		0	0	3	0	3
Short-term borrowings	0	5,465		0	0	0	0	5,465
Long-term debt	48	0		1,487	174	26	29	1,764
Other liabilities	0	43		1	8	98	127	277
Total liabilities of consolidated VIEs	48	5,508		1,488	182	127	156	7,509
2017 (CHF million)
Cash and due from banks	22	0		96	32	70	12	232
Trading assets	17	0		10	179	1,122	20	1,348
Investment securities	0	0		381	0	0	0	381
Other investments	0	0		0	350	1,197	286	1,833
Net loans	0	0		0	3	21	243	267
Premises and equipment	0	0		0	0	128	0	128
Other assets	83	4		1,070	21	31	1,187	2,396
of which loans held-for-sale	83	0		152	0	3	0	238
Total assets of consolidated VIEs	122	4		1,557	585	2,569	1,748	6,585
Trading liabilities	0	0		0	0	3	0	3
Short-term borrowings	0	6,672	[1]	0	0	0	0	6,672
Long-term debt	51	0		752	0	26	34	863
Other liabilities	0	237	[1]	1	26	111	66	441
Total liabilities of consolidated VIEs	51	6,909		753	26	140	100	7,979
1 Amounts were omitted in prior periods and have been corrected.

Non-consolidated VIEs
Total assets of non-consolidated VIEs are the assets of the non-consolidated VIEs themselves and are typically unrelated to the exposures the Bank has with these entities due to variable interests held by third-party investors. Accordingly, these amounts are not considered for risk management purposes.
Non-consolidated VIEs
		Financial intermediation
end of	CDO/ CLO	Securi- tizations	Funds	Loans	Other	Total
2018 (CHF million)
Trading assets	209	4,527	927	183	3,703	9,549
Net loans	154	1,475	1,591	5,246	430	8,896
Other assets	3	19	112	0	444	578
Total variable interest assets	366	6,021	2,630	5,429	4,577	19,023
Maximum exposure to loss	366	7,637	2,645	8,680	5,150	24,478
Total assets of non-consolidated VIEs	7,033	96,483	65,848	20,804	8,784	198,952
2017 (CHF million)
Trading assets	746	4,573	1,014	224	2,388	8,945
Net loans	620	1,563	2,438	4,591	328	9,540
Other assets	9	11	55	1	437	513
Total variable interest assets	1,375	6,147	3,507	4,816	3,153	18,998
Maximum exposure to loss	1,375	7,617	3,514	7,061	4,079	23,646
Total assets of non-consolidated VIEs	15,874	64,839	63,504	16,270	6,265	166,752

34 Financial instruments
> Refer to “Note 35 – Financial instruments” in VI – Consolidated financial statements – Credit Suisse Group for further information.
Assets and liabilities measured at fair value on a recurring basis
end of 2018	Level 1	Level 2	Level 3	Netting impact	[1]	Assets measured at net asset value per share	[2]	Total
Assets (CHF million)
Cash and due from banks	0	115	0	–		–		115
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	81,818	0	–		–		81,818
Securities received as collateral	37,962	3,704	30	–		–		41,696
Trading assets	76,178	156,239	8,814	(109,930)		1,126		132,427
of which debt securities	23,726	36,402	2,076	–		12		62,216
of which foreign government	23,547	4,542	232	–		–		28,321
of which corporates	66	8,065	1,260	–		12		9,403
of which RMBS	0	19,652	269	–		–		19,921
of which equity securities	42,812	2,459	132	–		1,114		46,517
of which derivatives	8,000	117,034	3,298	(109,930)		–		18,402
of which interest rate products	3,557	65,823	507	–		–		–
of which foreign exchange products	25	27,526	258	–		–		–
of which equity/index-related products	4,415	18,059	1,054	–		–		–
of which credit derivatives	0	4,739	673	–		–		–
of which other derivatives	2	633	806	–		–		–
of which other trading assets	1,640	344	3,308	–		–		5,292
Investment securities	0	2,743	166	–		–		2,909
Other investments	14	7	1,309	–		1,100		2,430
of which life finance instruments	0	0	1,067	–		–		1,067
Loans	0	10,549	4,324	–		–		14,873
of which real estate	0	146	515	–		–		661
of which commercial and industrial loans	0	3,976	1,949	–		–		5,925
of which financial institutions	0	4,164	1,391	–		–		5,555
Other intangible assets (mortgage servicing rights)	0	0	163	–		–		163
Other assets	117	5,807	1,543	(204)		–		7,263
of which loans held-for-sale	0	4,238	1,235	–		–		5,473
Total assets at fair value	114,271	260,982	16,349	(110,134)		2,226		283,694
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

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 2018	Level 1	Level 2	Level 3	Netting impact	[1]	Liabilities measured at net asset value per share	[2]	Total
Liabilities (CHF million)
Due to banks	0	406	0	–		–		406
Customer deposits	0	2,839	453	–		–		3,292
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	14,828	0	–		–		14,828
Obligation to return securities received as collateral	37,962	3,704	30	–		–		41,696
Trading liabilities	31,940	123,737	3,589	(117,105)		10		42,171
of which debt securities	4,462	3,511	25	–		–		7,998
of which foreign government	4,328	255	0	–		–		4,583
of which equity securities	18,785	118	37	–		10		18,950
of which derivatives	8,693	120,108	3,527	(117,105)		–		15,223
of which interest rate products	3,699	62,573	189	–		–		–
of which foreign exchange products	32	31,983	160	–		–		–
of which equity/index-related products	4,961	19,788	1,500	–		–		–
of which credit derivatives	0	5,485	1,140	–		–		–
Short-term borrowings	0	7,284	784	–		–		8,068
Long-term debt	0	50,356	12,671	–		–		63,027
of which structured notes over one year and up to two years	0	7,242	528	–		–		7,770
of which structured notes over two years	0	28,215	11,800	–		–		40,015
Other liabilities	0	7,877	1,327	(221)		–		8,983
Total liabilities at fair value	69,902	211,031	18,854	(117,326)		10		182,471
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

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 2017	Level 1	Level 2	Level 3	Netting impact	[1]	Assets measured at net asset value per share	[2]	Total
Assets (CHF million)
Cash and due from banks	0	212	0	–		–		212
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	77,498	0	–		–		77,498
Securities received as collateral	36,697	1,331	46	–		–		38,074
of which debt securities	576	802	0	–		–		1,378
of which corporates	0	726	0	–		–		726
of which equity securities	36,121	529	46	–		–		36,696
Trading assets	87,452	188,122	8,754	(128,607)		1,053		156,774
of which debt securities	29,827	40,707	2,292	–		–		72,826
of which foreign governments	29,561	4,256	270	–		–		34,087
of which corporates	179	10,292	1,412	–		–		11,883
of which RMBS	0	21,399	320	–		–		21,719
of which CMBS	0	2,501	16	–		–		2,517
of which CDO	0	2,255	126	–		–		2,381
of which equity securities	51,125	3,481	163	–		1,053		55,822
of which derivatives	3,577	141,641	3,289	(128,607)		–		19,900
of which interest rate products	1,219	84,932	801	–		–		–
of which foreign exchange products	19	30,302	188	–		–		–
of which equity/index-related products	2,339	18,544	833	–		–		–
of which credit derivatives	0	7,107	634	–		–		–
Other trading assets	2,923	2,293	3,010	–		–		8,226
Investment securities	250	1,897	42	–		–		2,189
of which debt securities	244	1,778	42	–		–		2,064
of which foreign governments	98	1,138	0	–		–		1,236
of which corporates	0	238	0	–		–		238
of which RMBS	0	167	40	–		–		207
of which CMBS	0	171	2	–		–		173
of which equity securities	6	119	0	–		–		125
Other investments	25	16	1,601	–		1,855		3,497
of which private equity	0	0	29	–		343		372
of which equity funds	0	0	22	–		133		155
of which hedge funds	0	0	0	–		391		391
of which debt funds	0	0	0	–		239		239
of which other equity investments	25	9	271	–		1,121		1,426
of which private	18	9	271	–		1,121		1,419
of which life finance instruments	0	7	1,301	–		–		1,308
Loans	0	10,777	4,530	–		–		15,307
of which commercial and industrial loans	0	3,437	2,207	–		–		5,644
of which financial institutions	0	4,890	1,480	–		–		6,370
Other intangible assets (mortgage servicing rights)	0	0	158	–		–		158
Other assets	101	7,570	1,511	(164)		–		9,018
of which loans held-for-sale	0	5,800	1,350	–		–		7,150
Total assets at fair value	124,525	287,423	16,642	(128,771)		2,908		302,727
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

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 2017	Level 1	Level 2	Level 3	Netting impact	[1]	Liabilities measured at net asset value per share	[2]	Total
Liabilities (CHF million)
Due to banks	0	197	0	–		–		197
Customer deposits	0	3,056	455	–		–		3,511
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	15,262	0	–		–		15,262
Obligation to return securities received as collateral	36,697	1,331	46	–		–		38,074
of which debt securities	576	802	0	–		–		1,378
of which corporates	0	726	0	–		–		726
of which equity securities	36,121	529	46	–		–		36,696
Trading liabilities	23,121	149,951	3,226	(137,175)		9		39,132
of which debt securities	5,160	4,139	2	–		–		9,301
of which foreign governments	5,108	746	0	–		–		5,854
of which corporates	12	3,334	2	–		–		3,348
of which equity securities	14,230	883	55	–		9		15,177
of which derivatives	3,731	144,929	3,169	(137,175)		–		14,654
of which interest rate products	1,254	80,290	317	–		–		–
of which foreign exchange products	8	35,707	100	–		–		–
of which equity/index-related products	2,468	20,017	1,301	–		–		–
of which credit derivatives	0	7,982	898	–		–		–
Short-term borrowings	0	10,174	845	–		–		11,019
Long-term debt	0	50,121	12,501	–		–		62,622
of which treasury debt over two years	0	936	0	–		–		936
of which structured notes over one year and up to two years	0	6,216	149	–		–		6,365
of which structured notes over two years	0	32,782	12,259	–		–		45,041
of which other debt instruments over two years	0	2,221	61	–		–		2,282
of which other subordinated bonds	0	4,557	0	–		–		4,557
of which non-recourse liabilities	0	833	30	–		–		863
Other liabilities	0	7,356	1,467	(233)		–		8,590
of which failed sales	0	439	223	–		–		662
Total liabilities at fair value	59,818	237,448	18,540	(137,408)		9		178,407
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

Assets and liabilities measured at fair value on a recurring basis for level 3
								Trading revenues		Other revenues		Accumulated other comprehensive income
2018	Balance at beginning of period	Transfers in	Transfers out	Purchases	Sales	Issuances	Settlements	On transfers in / out	On all other	On transfers in / out	On all other	On transfers in / out	On all other	Foreign currency translation impact	Balance at end of period
Assets (CHF million)
Securities received as collateral	46	0	(15)	102	(103)	0	0	0	0	0	0	0	0	0	30
Trading assets	8,754	1,563	(1,602)	40,057	(40,138)	1,394	(1,477)	(21)	303	0	0	0	0	(19)	8,814
of which debt securities	2,292	802	(904)	3,301	(3,261)	0	0	25	(150)	0	(3)	0	0	(26)	2,076
of which foreign governments	270	21	(12)	45	(67)	0	0	0	4	0	0	0	0	(29)	232
of which corporates	1,412	491	(593)	2,582	(2,583)	0	0	31	(72)	0	(4)	0	0	(4)	1,260
of which RMBS	320	211	(225)	370	(333)	0	0	(3)	(74)	0	0	0	0	3	269
of which equity securities	163	132	(95)	51	(185)	0	0	8	55	0	3	0	0	0	132
of which derivatives	3,289	510	(525)	0	0	1,394	(1,434)	(56)	144	0	0	0	0	(24)	3,298
of which interest rate products	801	18	(66)	0	0	100	(116)	17	(237)	0	0	0	0	(10)	507
of which foreign exchange derivatives	188	3	(2)	0	0	14	(24)	(2)	79	0	0	0	0	2	258
of which equity/index-related products	833	329	(317)	0	0	447	(436)	(77)	300	0	0	0	0	(25)	1,054
of which credit derivatives	634	160	(141)	0	0	505	(438)	5	(59)	0	0	0	0	7	673
of which other derivatives	833	0	1	0	0	328	(420)	1	61	0	0	0	0	2	806
of which other trading assets	3,010	119	(78)	36,705	(36,692)	0	(43)	2	254	0	0	0	0	31	3,308
Investment securities	42	8	(121)	281	(28)	0	(205)	0	185	0	0	0	0	4	166
Other investments	1,601	79	(102)	228	(405)	0	0	0	(93)	0	5	0	0	(4)	1,309
of which life finance instruments	1,301	0	0	151	(299)	0	0	0	(96)	0	0	0	0	10	1,067
Loans	4,530	934	(393)	163	(491)	1,563	(1,866)	7	(134)	0	(13)	0	0	24	4,324
of which real estate	171	196	(81)	0	0	307	(64)	2	(8)	0	(8)	0	0	0	515
of which commercial and industrial loans	2,207	348	(29)	1	(226)	783	(1,057)	0	(83)	0	(5)	0	0	10	1,949
of which financial institutions	1,480	335	(53)	150	(133)	332	(746)	10	8	0	0	0	0	8	1,391
Other intangible assets (mortgage servicing rights)	158	0	0	1	0	0	0	0	0	0	1	0	0	3	163
Other assets	1,511	288	(191)	1,610	(1,357)	300	(540)	22	(32)	0	(1)	0	0	(67)	1,543
of which loans held-for-sale	1,350	243	(166)	1,447	(1,310)	300	(539)	21	(44)	0	0	0	0	(67)	1,235
Total assets at fair value	16,642	2,872	(2,424)	42,442	(42,522)	3,257	(4,088)	8	229	0	(8)	0	0	(59)	16,349
Liabilities (CHF million)
Customer deposits	455	0	0	0	0	0	0	0	32	0	0	0	(21)	(13)	453
Obligation to return securities received as collateral	46	0	(15)	102	(103)	0	0	0	0	0	0	0	0	0	30
Trading liabilities	3,226	768	(641)	127	(107)	2,573	(1,527)	(7)	(839)	0	(3)	0	0	19	3,589
of which debt securities	2	30	(24)	39	(23)	0	0	0	1	0	0	0	0	0	25
of which equity securities	55	19	(5)	87	(80)	0	0	(3)	(33)	0	(3)	0	0	0	37
of which derivatives	3,169	719	(612)	1	(4)	2,573	(1,527)	(4)	(807)	0	0	0	0	19	3,527
of which interest rate derivatives	317	25	(11)	0	0	156	(145)	16	(171)	0	0	0	0	2	189
of which foreign exchange derivatives	100	19	(1)	0	0	55	(29)	0	15	0	0	0	0	1	160
of which equity/index-related derivatives	1,301	429	(364)	0	0	1,306	(548)	(36)	(592)	0	0	0	0	4	1,500
of which credit derivatives	898	247	(235)	0	0	806	(572)	16	(30)	0	0	0	0	10	1,140
Short-term borrowings	845	335	(242)	0	0	1,090	(1,133)	3	(117)	0	(4)	0	0	7	784
Long-term debt	12,501	2,873	(3,108)	0	0	5,761	(3,656)	(25)	(1,381)	0	0	(2)	(417)	125	12,671
of which structured notes over one year and up to two years	149	452	(296)	0	0	745	(501)	(10)	(14)	0	0	0	0	3	528
of which structured notes over two years	12,259	2,368	(2,800)	0	0	4,761	(3,115)	(17)	(1,355)	0	0	(2)	(417)	118	11,800
Other liabilities	1,467	117	(29)	45	(128)	20	(417)	(7)	94	0	159	0	0	6	1,327
Total liabilities at fair value	18,540	4,093	(4,035)	274	(338)	9,444	(6,733)	(36)	(2,211)	0	152	(2)	(438)	144	18,854
Net assets/(liabilities) at fair value	(1,898)	(1,221)	1,611	42,168	(42,184)	(6,187)	2,645	44	2,440	0	(160)	2	438	(203)	(2,505)
494 / 495

Assets and liabilities measured at fair value on a recurring basis for level 3 (continued)
								Trading revenues		Other revenues		Accumulated other comprehensive income
2017	Balance at beginning of period	Transfers in	Transfers out	Purchases	Sales	Issuances	Settlements	On transfers in / out	On all other	On transfers in / out	On all other	On transfers in / out	On all other	Foreign currency translation impact	Balance at end of period
Assets (CHF million)
Interest-bearing deposits with banks	1	40	0	0	(41)	0	0	0	0	0	0	0	0	0	0
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	174	0	0	0	0	26	(193)	0	0	0	0	0	0	(7)	0
Securities received as collateral	70	3	(1)	65	(86)	0	0	0	0	0	0	0	0	(5)	46
Trading assets	12,765	1,159	(2,046)	15,810	(18,032)	1,317	(2,068)	121	252	6	1	0	0	(531)	8,754
of which debt securities	3,977	608	(1,074)	2,747	(3,705)	0	0	(4)	(80)	6	1	0	0	(184)	2,292
of which corporates	1,674	276	(654)	2,203	(2,005)	0	0	(4)	14	6	0	0	0	(98)	1,412
of which RMBS	605	280	(229)	85	(305)	0	0	3	(95)	0	0	0	0	(24)	320
of which CMBS	65	6	(17)	2	(13)	0	0	(3)	(21)	0	0	0	0	(3)	16
of which CDO	1,165	39	(157)	174	(1,047)	0	0	0	(16)	0	0	0	0	(32)	126
of which equity securities	240	49	(35)	146	(260)	0	0	0	33	0	0	0	0	(10)	163
of which derivatives	4,305	416	(839)	0	0	1,317	(1,817)	123	(63)	0	0	0	0	(153)	3,289
of which interest rate products	748	56	(53)	0	0	118	(183)	6	104	0	0	0	0	5	801
of which equity/index-related products	914	142	(98)	0	0	443	(597)	14	58	0	0	0	0	(43)	833
of which credit derivatives	688	216	(252)	0	0	381	(297)	38	(110)	0	0	0	0	(30)	634
of which other trading assets	4,243	86	(98)	12,917	(14,067)	0	(251)	2	362	0	0	0	0	(184)	3,010
Investment securities	72	0	(17)	100	(113)	0	(90)	(1)	95	0	0	0	0	(4)	42
Other investments	1,906	23	(22)	324	(562)	0	0	0	9	0	9	0	0	(86)	1,601
of which equity	318	23	(22)	139	(144)	0	0	0	(7)	0	9	0	0	(16)	300
of which life finance instruments	1,588	0	0	185	(418)	0	0	0	16	0	0	0	0	(70)	1,301
Loans	6,585	1,130	(947)	106	(580)	1,151	(2,743)	15	85	0	0	0	0	(272)	4,530
of which commercial and industrial loans	3,816	448	(482)	71	(395)	590	(1,705)	(2)	21	0	0	0	0	(155)	2,207
of which financial institutions	1,829	352	(126)	33	(176)	444	(821)	28	(6)	0	0	0	0	(77)	1,480
Other intangible assets (mortgage servicing rights)	138	0	0	23	(1)	0	0	0	0	0	4	0	0	(6)	158
Other assets	1,679	347	(132)	759	(1,056)	1,054	(885)	(1)	(172)	0	(4)	0	0	(78)	1,511
of which loans held-for-sale	1,316	286	(113)	667	(904)	1,053	(885)	(2)	0	0	(4)	0	0	(64)	1,350
Total assets at fair value	23,390	2,702	(3,165)	17,187	(20,471)	3,548	(5,979)	134	269	6	10	0	0	(989)	16,642
Liabilities (CHF million)
Customer deposits	410	0	0	0	0	35	(3)	0	(61)	0	0	0	42	32	455
Obligation to return securities received as collateral	70	3	(1)	65	(86)	0	0	0	0	0	0	0	0	(5)	46
Trading liabilities	3,737	566	(1,049)	113	(134)	1,193	(1,625)	140	461	0	(9)	0	0	(167)	3,226
of which interest rate derivatives	538	57	(36)	0	0	45	(258)	6	(14)	0	0	0	0	(21)	317
of which foreign exchange derivatives	150	11	(1)	0	0	9	(12)	0	(52)	0	0	0	0	(5)	100
of which equity/index-related derivatives	1,181	54	(188)	0	0	543	(692)	17	441	0	0	0	0	(55)	1,301
of which credit derivatives	851	377	(392)	0	0	350	(376)	61	66	0	0	0	0	(39)	898
Short-term borrowings	516	95	(172)	0	0	865	(472)	(2)	19	4	10	0	6	(24)	845
Long-term debt	13,415	1,172	(3,004)	0	0	4,540	(4,479)	(12)	1,400	0	0	88	21	(640)	12,501
of which structured notes over two years	12,434	995	(2,886)	0	0	3,913	(3,079)	(14)	1,390	0	0	87	17	(598)	12,259
Other liabilities	1,679	150	(102)	211	(304)	7	(398)	(25)	(8)	0	327	0	0	(70)	1,467
of which failed sales	219	80	(70)	189	(218)	0	0	(7)	40	0	0	0	0	(10)	223
Total liabilities at fair value	19,827	1,986	(4,328)	389	(524)	6,640	(6,977)	101	1,811	4	328	88	69	(874)	18,540
Net assets/(liabilities) at fair value	3,563	716	1,163	16,798	(19,947)	(3,092)	998	33	(1,542)	2	(318)	(88)	(69)	(115)	(1,898)
496 / 497

Gains and losses on assets and liabilities measured at fair value on a recurring basis (level 3)
	2018				2017
in	Trading revenues	Other revenues	Total revenues		Trading revenues	Other revenues	Total revenues
Gains and losses on assets and liabilities (CHF million)
Net realized/unrealized gains/(losses) included in net revenues	2,484	(160)	2,324	[1]	(1,509)	(316)	(1,825)	[1]
Whereof:
Unrealized gains/(losses) relating to assets and liabilities still held as of the reporting date	(35)	(6)	(41)		(2,088)	20	(2,068)
1 Excludes net realized/unrealized gains/(losses) attributable to foreign currency translation impact.

Quantitative information about level 3 assets at fair value
end of 2018	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Securities received as collateral	30	–	–		–	–	–
Trading assets	8,814
of which debt securities	2,076
of which foreign governments	232	Discounted cash flow	Credit spread, in bp		140	140	140
of which corporates	1,260
of which	441	Market comparable	Price, in %		0	118	94
of which	621	Option model	Correlation, in %		(60)	98	68
			Volatility, in %		0	178	30
of which RMBS	269	Discounted cash flow	Default rate, in %		0	11	3
			Discount rate, in %		1	26	7
			Loss severity, in %		0	100	63
			Prepayment rate, in %		1	22	8
of which equity securities	132
of which	76	Market comparable	EBITDA multiple		2	9	6
			Price, in %		100	100	100
of which	49	Vendor price	Price, in actuals		0	355	1
of which derivatives	3,298
of which interest rate products	507	Option model	Correlation, in %		0	100	69
			Prepayment rate, in %		1	26	9
			Volatility skew, in %		(4)	0	(2)
of which foreign exchange products	258
of which	28	Discounted cash flow	Contingent probability, in %		95	95	95
of which	218	Option model	Correlation, in %		(23)	70	24
			Prepayment rate, in %		21	26	23
			Volatility, in %		80	90	85
of which equity/index-related products	1,054	Option model	Buyback probability, in %		50	100	74
			Correlation, in %		(40)	98	80
			Gap risk, in %	[2]	0	4	1
			Volatility, in %		2	178	34
of which credit derivatives	673	Discounted cash flow	Correlation, in %		97	97	97
			Credit spread, in bp		3	2,147	269
			Default rate, in %		1	20	4
			Discount rate, in %		3	28	15
			Loss severity, in %		16	85	56
			Prepayment rate, in %		0	12	6
			Recovery rate, in %		0	68	8
of which other derivatives	806	Discounted cash flow	Market implied life expectancy, in years		2	16	5
			Mortality rate, in %		87	106	101
of which other trading assets	3,308
of which	870	Discounted cash flow	Market implied life expectancy, in years		3	17	7
of which	2,119	Market comparable	Price, in %		0	110	30
of which	249	Option model	Mortality rate, in %		0	70	6
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Risk of unexpected large declines in the underlying values occurring between collateral settlement dates.

Quantitative information about level 3 assets at fair value (continued)
end of 2018	Fair value	Valuation technique	Unobservable input	Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Investment securities	166	–	–	–	–	–
Other investments	1,309
of which life finance instruments	1,067	Discounted cash flow	Market implied life expectancy, in years	2	17	6
Loans	4,324
of which real estate	515	Discounted cash flow	Credit spread, in bp	200	1,522	612
			Recovery rate, in %	25	40	39
of which commercial and industrial loans	1,949
of which	1,531	Discounted cash flow	Credit spread, in bp	159	1,184	582
of which	306	Market comparable	Price, in %	0	99	65
of which financial institutions	1,391
of which	1,157	Discounted cash flow	Credit spread, in bp	88	1,071	596
of which	73	Market comparable	Price, in %	1	100	74
Other intangible assets (mortgage servicing rights)	163	–	–	–	–	–
Other assets	1,543
of which loans held-for-sale	1,235
of which	422	Discounted cash flow	Credit spread, in bp	105	2,730	394
			Recovery rate, in %	25	87	56
of which	739	Market comparable	Price, in %	0	130	82
Total level 3 assets at fair value	16,349
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

Quantitative information about level 3 assets at fair value (continued)
end of 2017	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Securities received as collateral	46	–	–		–	–	–
Trading assets	8,754
of which debt securities	2,292
of which corporates	1,412
of which	387	Option model	Correlation, in %		(60)	98	55
of which	545	Market comparable	Price, in %		0	139	84
of which	444	Discounted cash flow	Credit spread, in bp		37	952	230
of which RMBS	320	Discounted cash flow	Discount rate, in %		1	24	11
			Prepayment rate, in %		1	36	10
			Default rate, in %		0	12	4
			Loss severity, in %		0	100	57
of which CMBS	16	Discounted cash flow	Capitalization rate, in %		14	14	14
			Discount rate, in %		8	16	14
			Prepayment rate, in %		0	5	4
of which CDO	126	Discounted cash flow	Discount rate, in %		5	13	8
			Prepayment rate, in %		5	20	13
			Credit spread, in bp		464	669	553
			Default rate, in %		2	5	3
			Loss severity, in %		0	80	34
of which equity securities	163
of which	67	Vendor price	Price, in actuals		0	2,080	10
of which	81	Market comparable	EBITDA multiple		2	9	7
			Price, in %		18	100	67
of which derivatives	3,289
of which interest rate products	801	Option model	Correlation, in %		20	100	72
			Prepayment rate, in %		6	34	17
			Volatility skew, in %		(4)	1	(1)
of which equity/index-related products	833	Option model	Correlation, in %		(60)	98	65
			Volatility, in %		0	105	64
			Buyback probability, in %		50	100	90
			Gap risk, in %	[2]	0	2	1
of which credit derivatives	634	Discounted cash flow	Credit spread, in bp		1	956	217
			Recovery rate, in %		0	45	20
			Discount rate, in %		3	50	16
			Default rate, in %		1	20	5
			Loss severity, in %		1	100	64
			Correlation, in %		97	97	97
			Prepayment rate, in %		0	14	6
of which other trading assets	3,010
of which	1,605	Market comparable	Price, in %		0	110	23
of which	1,095	Discounted cash flow	Market implied life expectancy, in years		3	18	8
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Risk of unexpected large declines in the underlying values occurring between collateral settlement dates.

Quantitative information about level 3 assets at fair value (continued)
end of 2017	Fair value	Valuation technique	Unobservable input	Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Investment securities	42	–	–	–	–	–
Other investments	1,601
of which private equity	29	–	–	–	–	–
of which other equity investments	271	–	–	–	–	–
of which life finance instruments	1,301	Discounted cash flow	Market implied life expectancy, in years	2	18	6
Loans	4,530
of which commercial and industrial loans	2,207
of which	1,924	Discounted cash flow	Credit spread, in bp	89	1,116	420
of which	250	Market comparable	Price, in %	0	99	56
of which financial institutions	1,480
of which	1,426	Discounted cash flow	Credit spread, in bp	43	1,430	371
Other intangible assets (mortgage servicing rights)	158	–	–	–	–	–
Other assets	1,511
of which loans held-for-sale	1,350
of which	849	Discounted cash flow	Credit spread, in bp	117	973	292
			Recovery rate, in %	18	87	73
of which	280	Market comparable	Price, in %	0	102	88
Total level 3 assets at fair value	16,642
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

Quantitative information about level 3 liabilities at fair value
end of 2018	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Customer deposits	453	–	–		–	–	–
Obligation to return securities received as collateral	30	–	–		–	–	–
Trading liabilities	3,589
of which debt securities	25	–	–		–	–	–
of which equity securities	37	Vendor price	Price, in actuals		0	3	0
of which derivatives	3,527
of which interest rate derivatives	189	Option model	Basis spread, in bp		(20)	147	48
			Correlation, in %		1	100	41
			Prepayment rate, in %		1	26	7
of which foreign exchange derivatives	160
of which	62	Discounted cash flow	Contingent probability, in %		95	95	95
			Credit spread, in bp		146	535	379
of which	37	Market comparable	Price, in %		100	100	100
of which	57	Option model	Correlation, in %		35	70	53
			Prepayment rate, in %		21	26	23
of which equity/index-related derivatives	1,500	Option model	Buyback probability, in %	[2]	50	100	74
			Correlation, in %		(60)	98	74
			Volatility, in %		0	178	30
of which credit derivatives	1,140
of which	566	Discounted cash flow	Correlation, in %		38	82	47
			Credit spread, in bp		3	2,937	262
			Default rate, in %		1	20	4
			Discount rate, in %		3	28	14
			Loss severity, in %		16	95	56
			Prepayment rate, in %		0	12	6
			Recovery rate, in %		0	80	14
of which	508	Market comparable	Price, in %		75	104	89
of which	20	Option model	Correlation, in %		50	50	50
			Credit spread, in bp		35	1,156	320
Short-term borrowings	784
of which	61	Discounted cash flow	Credit spread, in bp		1,018	1,089	1,067
			Recovery rate, in %		40	40	40
of which	644	Option model	Buyback probability, in %		50	100	74
			Correlation, in %		(40)	98	64
			Fund gap risk, in %	[3]	0	4	1
			Volatility, in %		2	178	32
Long-term debt	12,671
of which structured notes over one year and up to two years	528
of which	3	Discounted cash flow	Credit spread, in bp		112	112	112
of which	427	Option model	Correlation, in %		(40)	98	71
			Volatility, in %		2	178	31
of which structured notes over two years	11,800
of which	1,570	Discounted cash flow	Credit spread, in bp		(11)	1,089	136
of which	43	Market comparable	Price, in %		0	46	30
of which	9,533	Option model	Buyback probability, in %	[2]	50	100	74
			Correlation, in %		(60)	98	65
			Gap risk, in %	[3]	0	4	1
			Mean reversion, in %	[4]	(55)	(1)	(7)
			Volatility, in %		0	178	27
Other liabilities	1,327	–	–		–	–	–
Total level 3 liabilities at fair value	18,854
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
3 Risk of unexpected large declines in the underlying values occurring between collateral settlement dates.
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
3 Risk of unexpected large declines in the underlying values occurring between collateral settlement dates.
4 Management's best estimate of the speed at which interest rates will revert to the long-term average.

Fair value, unfunded commitments and term of redemption conditions of investment funds measured at NAV per share
	2018							2017
end of	Non- redeemable		Redeemable		Total fair value	Unfunded commit- ments		Non- redeemable		Redeemable		Total fair value	Unfunded commit- ments
Fair value of investment funds and unfunded commitments (CHF million)
Debt funds	12		0		12	0		0		0		0	0
Equity funds	103		1,011	[1]	1,114	53		61		992	[2]	1,053	0
Equity funds sold short	(8)		(2)		(10)	0		0		(9)		(9)	0
Funds held in trading assets and trading liabilities	107		1,009		1,116	53		61		983		1,044	0
Debt funds	1		0		1	0		1		0		1	0
Equity funds	126		0		126	42		133		0		133	63
Real estate funds	214		0		214	34		178		0		178	44
Other private equity funds	24		5		29	29		31		0		31	16
Private equity funds	365		5		370	105		343		0		343	123
Debt funds	68		34		102	0		164		75		239	0
Equity funds	14		14		28	0		2		53		55	0
Other hedge funds	2		24		26	0		2		95		97	9
Hedge funds	84		72	[3]	156	0		168		223	[4]	391	9
Equity method investment funds	52		522		574	21		71		1,050		1,121	5
Funds held in other investments	501		599		1,100	126		582		1,273		1,855	137
Fair value of investment funds and unfunded commitments	608	[5]	1,608		2,216	179	[7]	643	[5]	2,256	[6]	2,899	137	[7]
1
46% of the redeemable fair value amount of equity funds is redeemable on demand with a notice period primarily of less than 30 days, 40% is redeemable on a monthly basis with a notice period primarily of more than 30 days, 13% is redeemable on a quarterly basis with a notice period primarily of more than 45 days and 1% is redeemable on an annual basis with a notice period primarily of less than 30 days.

2
54% of the redeemable fair value amount of equity funds is redeemable on demand with a notice period primarily of less than 30 days, 35% is redeemable on a monthly basis with a notice period primarily of less than 30 days, 9% is redeemable on a quarterly basis with a notice period primarily of more than 45 days and 2% is redeemable on an annual basis with a notice period primarily of more than 60 days.

3
65% of the redeemable fair value amount of hedge funds is redeemable on a quarterly basis with a notice period primarily of more than 60 days and 35% is redeemable on demand with a notice period primarily of less than 30 days.

4
51% of the redeemable fair value amount of hedge funds is redeemable on a quarterly basis with a notice period primarily of more than 45 days, 43% is redeemable on a monthly basis with a notice period primarily of less than 30 days and 6% is redeemable on demand with a notice period primarily of less than 30 days.

5 Includes CHF 102 million and CHF 229 million attributable to noncontrolling interests as of the end of 2018 and 2017, respectively.
6 Includes CHF 167 million attributable to noncontrolling interests as of the end of 2017.
7 Includes CHF 23 million and CHF 53 million attributable to noncontrolling interests as of the end of 2018 and 2017, respectively.
Assets measured at fair value on a nonrecurring basis
end of	2018	2017
Assets held-for-sale recorded at fair value on a nonrecurring basis (CHF billion)
Assets held-for-sale recorded at fair value on a nonrecurring basis	0.0	0.1
of which level 2	0.0	0.1

Difference between the aggregate fair value and the unpaid principal balances of fair value option-elected financial instruments
	2018			2017
end of	Aggregate fair value	Aggregate unpaid principal	Difference	Aggregate fair value	Aggregate unpaid principal	Difference
Financial instruments (CHF million)
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	81,818	81,637	181	77,498	76,643	855
Loans	14,873	15,441	(568)	15,307	15,372	(65)
Other assets [1]	6,706	9,240	(2,534)	8,468	10,910	(2,442)
Due to banks and customer deposits	(859)	(778)	(81)	(907)	(861)	(46)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(14,828)	(14,827)	(1)	(15,262)	(15,180)	(82)
Short-term borrowings	(8,068)	(8,647)	579	(11,019)	(11,104)	85
Long-term debt	(63,027)	(69,914)	6,887	(62,622)	(62,813)	191
Other liabilities	(2,068)	(3,125)	1,057	(661)	(1,716)	1,055

Non-performing and non-interest-earning loans [2]	640	3,493	(2,853)	708	3,375	(2,667)
1 Primarily loans held-for-sale.
2 Included in loans or other assets.
Gains and losses on financial instruments
	2018		2017		2016
in	Net gains/ (losses)		Net gains/ (losses)		Net gains/ (losses)
Financial instruments (CHF million)
Interest-bearing deposits with banks	2	[1]	13	[1]	4	[1]
of which related to credit risk	(10)		0		1
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	2,451	[1]	2,206	[1,4]	1,440	[1]
Other investments	241	[3]	215	[2]	214	[2]
of which related to credit risk	(1)		(4)		(3)
Loans	717	[1]	1,542	[1]	1,643	[1]
of which related to credit risk	(296)		7		(16)
Other assets	770	[1]	480	[1]	(507)	[2]
of which related to credit risk	61		96		(200)
Due to banks and customer deposits	(39)	[2]	1	[2]	(12)	[1]
of which related to credit risk	(37)		5		(22)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(890)	[1]	(418)	[1,4]	(112)	[1]
Short-term borrowings	2,807	[2]	(512)	[2]	323	[2]
of which related to credit risk	(5)		(23)		(4)
Long-term debt	4,375	[2]	(6,615)	[2]	(1,136)	[2]
of which related to credit risk	7		(32)		22
Other liabilities	72	[3]	181	[3]	443	[2]
of which related to credit risk	4		88		312
1 Primarily recognized in net interest income.
2 Primarily recognized in trading revenues.
3 Primarily recognized in other revenues.
4 Prior period has been corrected.

Gains/(losses) attributable to changes in instrument-specific credit risk on fair value option elected liabilities
	Gains/(losses) recorded into AOCI			[1]	Gains/(losses) recorded in AOCI transferred to net income		[1]
in	2018	Cumulative	2017		2018	2017
Financial instruments (CHF million)
Deposits	36	(21)	(15)		(6)	0
Short-term borrowings	6	(53)	(63)		2	0
Long-term debt	1,520	(876)	(1,768)		53	32
of which treasury debt over two years	676	132	(513)		0	0
of which structured notes over two years	774	(1,060)	(1,246)		53	27
Total	1,562	(950)	(1,846)		49	32
1 Amounts are reflected gross of tax.
Carrying value and fair value of financial instruments not carried at fair value
	Carrying value	Fair value
end of		Level 1	Level 2	Level 3	Total
2018 (CHF million)
Financial assets
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	35,277	0	35,243	35	35,278
Loans	274,440	0	275,105	7,047	282,152
Other financial assets [1]	117,002	99,238	17,139	796	117,173
Financial liabilities
Due to banks and deposits	376,741	197,320	179,448	0	376,768
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	9,795	0	9,795	0	9,795
Short-term borrowings	14,351	0	14,352	0	14,352
Long-term debt	90,406	0	89,707	854	90,561
Other financial liabilities [2]	16,803	0	16,547	184	16,731
2017 (CHF million)
Financial assets
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	37,848	0	37,848	0	37,848
Loans	264,181	0	268,380	3,212	271,592
Other financial assets [1,3]	170,687	109,414	60,518	1,108	171,040
Financial liabilities
Due to banks and deposits	374,006	202,164	171,831	0	373,995
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	11,233	0	11,233	0	11,233
Short-term borrowings	15,359	0	15,359	0	15,359
Long-term debt	109,420	0	112,564	235	112,799
Other financial liabilities [2,3]	61,701	0	61,543	146	61,689
1
Primarily includes cash and due from banks, interest-bearing deposits with banks, loans held-for-sale, cash collateral on derivative instruments, interest and fee receivables and non-marketable equity securities.

2 Primarily includes cash collateral on derivative instruments and interest and fee payables.
3 2017 balances included brokerage receivables and payables, which, effective January 1, 2018, were no longer included due to the adoption of ASU 2016-01.

35 Assets pledged and collateral
Assets pledged
The Bank pledges assets mainly for repurchase agreements and other securities financing. Certain pledged assets may be encumbered, meaning they have the right to be sold or repledged. The encumbered assets are parenthetically disclosed on the consolidated balance sheet.
Assets pledged
end of	2018	2017
CHF million
Total assets pledged or assigned as collateral	117,895	130,038
of which encumbered	58,672	73,189
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
Collateral
end of	2018	2017
CHF million
Fair value of collateral received with the right to sell or repledge	406,389	433,190
of which sold or repledged	193,267	212,155
Other information
end of	2018	2017
CHF million
Swiss National Bank required minimum liquidity reserves	2,042	2,043
Other cash and securities restricted under Swiss and foreign regulations for financial institutions	24,681	26,928
> Refer to “Note 36 – Assets pledged and collateral” in VI – Consolidated financial statements – Credit Suisse Group for further information.

36 Capital adequacy
The Bank is subject to the Basel III framework, as implemented in Switzerland, as well as Swiss legislation and regulations for systemically important banks (Swiss Requirements). The Bank, which is subject to regulation by FINMA, has based its capital adequacy calculations on US GAAP financial statements, as permitted by FINMA Circular 2013/1.
> Refer to “Note 37 – Capital adequacy” in VI – Consolidated financial statements – Credit Suisse Group for further information.
As of December 31, 2018 and 2017, the Bank’s capital position exceeded its capital requirements under the regulatory provisions outlined under Swiss Requirements.
Broker-dealer operations
Certain of the Bank’s broker-dealer subsidiaries are also subject to capital adequacy requirements. As of December 31, 2018 and 2017, the Bank and its subsidiaries complied with all applicable regulatory capital adequacy requirements.
Dividend restrictions
Certain of the Bank’s subsidiaries are subject to legal restrictions governing the amount of dividends they can pay (for example, pursuant to corporate law as defined by the Swiss Code of Obligations).
As of December 31, 2018 and 2017, Credit Suisse AG was not subject to restrictions on its ability to pay the proposed dividends.
Swiss metrics
	Phase-in
end of	2018	2017
Swiss capital (CHF million)
Swiss CET1 capital	38,810	38,288
Going concern capital	51,634	53,995
Gone concern capital	35,683	35,771
Total loss-absorbing capacity (TLAC)	87,317	89,766
Swiss risk-weighted assets and leverage exposure (CHF million)
Swiss risk-weighted assets	286,682	273,332
Leverage exposure	885,854	921,793
Swiss capital ratios (%)
Swiss CET1 ratio	13.5	14.0
Going concern capital ratio	18.0	19.8
Gone concern capital ratio	12.4	13.1
TLAC ratio	30.5	32.8
Swiss leverage ratios (%)
Swiss CET1 leverage ratio	4.4	4.2
Going concern leverage ratio	5.8	5.9
Gone concern leverage ratio	4.0	3.9
TLAC leverage ratio	9.9	9.7
Swiss capital ratio requirements (%)
Swiss CET1 ratio requirement	9.46	9.0
Going concern capital ratio requirement	12.86	12.0
Gone concern capital ratio requirement	8.9	6.2
TLAC ratio requirement	21.76	18.2
Swiss leverage ratio requirements (%)
Swiss CET1 leverage ratio requirement	2.9	2.6
Going concern leverage ratio requirement	4.0	3.5
Gone concern leverage ratio requirement	3.0	2.0
TLAC leverage ratio requirement	7.0	5.5

37 Assets under management
The following disclosure provides information regarding client assets, assets under management and net new assets as regulated by FINMA.
> Refer to “Note 38 – Assets under management” in VI – Consolidated financial statements – Credit Suisse Group for further information.
Assets under management
end of	2018	2017
CHF billion
Assets in collective investment instruments managed by Credit Suisse	178.3	177.4
Assets with discretionary mandates	256.5	267.3
Other assets under management	904.4	923.6
Assets under management (including double counting)	1,339.2	1,368.3
of which double counting	42.4	44.6
Changes in assets under management
	2018	2017
Assets under management (CHF billion)
Balance at beginning of period [1]	1,368.3	1,243.9
Net new assets/(net asset outflows)	56.0	36.2
Market movements, interest, dividends and foreign exchange	(68.0)	87.6
of which market movements, interest and dividends [2]	(54.8)	89.8
of which foreign exchange	(13.2)	(2.2)
Other effects	(17.1)	0.6
Balance at end of period	1,339.2	1,368.3
1 Including double counting.
2 Net of commissions and other expenses and net of interest expenses charged.
38 Litigation
> Refer to “Note 39 – Litigation” in VI – Consolidated financial statements – Credit Suisse Group for further information.

39 Significant subsidiaries and equity method investments
Significant subsidiaries
Company name	Domicile	Currency	Nominal capital in million	Equity interest in %
End of 2018
Credit Suisse AG
Alpine Securitization LTD	George Town, Cayman Islands	USD	0.0	100
Asset Management Finance LLC	Wilmington, United States	USD	167.8	100
Banco Credit Suisse (Brasil) S.A.	São Paulo, Brazil	BRL	53.6	100
Banco Credit Suisse (México), S.A.	Mexico City, Mexico	MXN	1,716.7	100
Banco de Investimentos Credit Suisse (Brasil) S.A.	São Paulo, Brazil	BRL	164.8	100
BANK-now AG	Horgen, Switzerland	CHF	30.0	100
Boston Re Ltd.	Hamilton, Bermuda	USD	2.0	100
Casa de Bolsa Credit Suisse (México), S.A. de C.V.	Mexico City, Mexico	MXN	274.0	100
Column Financial, Inc.	Wilmington, United States	USD	0.0	100
Credit Suisse (Australia) Limited	Sydney, Australia	AUD	34.1	100
Credit Suisse (Brasil) S.A. Corretora de Titulos e Valores Mobiliários	São Paulo, Brazil	BRL	98.4	100
Credit Suisse (Deutschland) Aktiengesellschaft	Frankfurt, Germany	EUR	130.0	100
Credit Suisse (Hong Kong) Limited	Hong Kong, China	HKD	13,758.0	100
Credit Suisse (Italy) S.p.A.	Milan, Italy	EUR	170.0	100
Credit Suisse (Luxembourg) S.A.	Luxembourg, Luxembourg	CHF	230.9	100
Credit Suisse (Qatar) LLC	Doha, Qatar	USD	29.0	100
Credit Suisse (Schweiz) AG	Zurich, Switzerland	CHF	100.0	100
Credit Suisse (Singapore) Limited	Singapore, Singapore	SGD	743.3	100
Credit Suisse (UK) Limited	London, United Kingdom	GBP	245.2	100
Credit Suisse (USA), Inc.	Wilmington, United States	USD	0.0	100
Credit Suisse Asset Management (UK) Holding Limited	London, United Kingdom	GBP	144.2	100
Credit Suisse Asset Management Immobilien Kapitalanlagegesellschaft mbH	Frankfurt, Germany	EUR	6.1	100
Credit Suisse Asset Management International Holding Ltd	Zurich, Switzerland	CHF	20.0	100
Credit Suisse Asset Management Investments Ltd	Zurich, Switzerland	CHF	0.1	100
Credit Suisse Asset Management Limited	London, United Kingdom	GBP	45.0	100
Credit Suisse Asset Management, LLC	Wilmington, United States	USD	1,086.8	100
Credit Suisse Atlas I Investments (Luxembourg) S.à.r.l.	Luxembourg, Luxembourg	USD	0.0	100
Credit Suisse Brazil (Bahamas) Limited	Nassau, Bahamas	USD	70.0	100
Credit Suisse Business Analytics (India) Private Limited	Mumbai, India	INR	40.0	100
Credit Suisse Capital LLC	Wilmington, United States	USD	937.6	100
Credit Suisse Energy LLC	Wilmington, United States	USD	0.0	100
Credit Suisse Equities (Australia) Limited	Sydney, Australia	AUD	62.5	100
Credit Suisse Finance (India) Private Limited	Mumbai, India	INR	1,050.1	100
Credit Suisse First Boston (Latam Holdings) LLC	George Town, Cayman Islands	USD	23.8	100
Credit Suisse First Boston Finance B.V.	Amsterdam, The Netherlands	EUR	0.0	100
Credit Suisse First Boston Mortgage Capital LLC	Wilmington, United States	USD	356.6	100
Credit Suisse First Boston Next Fund, Inc.	Wilmington, United States	USD	10.0	100
Credit Suisse Fund Management S.A.	Luxembourg, Luxembourg	CHF	0.3	100

Significant subsidiaries (continued)
Company name	Domicile	Currency	Nominal capital in million	Equity interest in %
Credit Suisse Fund Services (Luxembourg) S.A.	Luxembourg, Luxembourg	CHF	1.5	100
Credit Suisse Funds AG	Zurich, Switzerland	CHF	7.0	100
Credit Suisse Group Finance (U.S.) Inc.	Wilmington, United States	USD	100.0	100
Credit Suisse Hedging-Griffo Corretora de Valores S.A.	São Paulo, Brazil	BRL	29.6	100
Credit Suisse Holding Europe (Luxembourg) S.A.	Luxembourg, Luxembourg	CHF	32.6	100
Credit Suisse Holdings (Australia) Limited	Sydney, Australia	AUD	3.0	100
Credit Suisse Holdings (USA), Inc.	Wilmington, United States	USD	550.0	100
Credit Suisse InvestLab AG	Zurich, Switzerland	CHF	1.0	100
Credit Suisse Istanbul Menkul Degerler A.S.	Istanbul, Turkey	TRY	6.8	100
Credit Suisse Leasing 92A, L.P.	Wilmington, United States	USD	43.9	100
Credit Suisse Life & Pensions AG	Vaduz, Liechtenstein	CHF	15.0	100
Credit Suisse Life (Bermuda) Ltd.	Hamilton, Bermuda	USD	1.0	100
Credit Suisse Loan Funding LLC	Wilmington, United States	USD	0.0	100
Credit Suisse Management LLC	Wilmington, United States	USD	896.4	100
Credit Suisse Prime Securities Services (USA) LLC	Wilmington, United States	USD	263.3	100
Credit Suisse Private Equity, LLC	Wilmington, United States	USD	42.2	100
Credit Suisse PSL GmbH	Zurich, Switzerland	CHF	0.0	100
Credit Suisse Saudi Arabia	Riyadh, Saudi Arabia	SAR	625.0	100
Credit Suisse Securities (Canada), Inc.	Toronto, Canada	CAD	3.4	100
Credit Suisse Securities (Europe) Limited	London, United Kingdom	USD	3,859.3	100
Credit Suisse Securities (Hong Kong) Limited	Hong Kong, China	HKD	2,080.9	100
Credit Suisse Securities (India) Private Limited	Mumbai, India	INR	2,214.7	100
Credit Suisse Securities (Japan) Limited	Tokyo, Japan	JPY	78,100.0	100
Credit Suisse Securities (Johannesburg) Proprietary Limited	Johannesburg, South Africa	ZAR	0.0	100
Credit Suisse Securities (Malaysia) Sdn. Bhd.	Kuala Lumpur, Malaysia	MYR	100.0	100
Credit Suisse Securities (Moscow)	Moscow, Russia	RUB	97.1	100
Credit Suisse Securities (Singapore) Pte Limited	Singapore, Singapore	SGD	30.0	100
Credit Suisse Securities (Thailand) Limited	Bangkok, Thailand	THB	500.0	100
Credit Suisse Securities (USA) LLC	Wilmington, United States	USD	1,131.7	100
Credit Suisse Services (India) Private Limited	Pune, India	INR	0.1	100
Credit Suisse Services (USA) LLC	Wilmington, United States	USD	0.0	100
CS Non-Traditional Products Ltd.	Nassau, Bahamas	USD	0.1	100
CSAM Americas Holding Corp.	Wilmington, United States	USD	0.0	100
DLJ Merchant Banking Funding, Inc	Wilmington, United States	USD	0.0	100
DLJ Mortgage Capital, Inc.	Wilmington, United States	USD	0.0	100
Fides Treasury Services AG	Zurich, Switzerland	CHF	2.0	100
JSC "Bank Credit Suisse (Moscow)"	Moscow, Russia	USD	37.8	100
Lime Residential Ltd	Nassau, Bahamas	USD	100.0	100
Merban Equity AG	Zug, Switzerland	CHF	0.1	100
Merchant Holding, LLC	Wilmington, United States	USD	0.0	100
Neue Aargauer Bank AG	Aarau, Switzerland	CHF	134.1	100
Solar Investco II Ltd.	George Town, Cayman Islands	USD	0.0	100
SPS Holding Corporation	Wilmington, United States	USD	0.0	100
SVC - AG für KMU Risikokapital	Zurich, Switzerland	CHF	15.0	100
PT Credit Suisse Sekuritas Indonesia	Jakarta, Indonesia	IDR	235,000.0	99
Credit Suisse Hypotheken AG	Zurich, Switzerland	CHF	0.1	98
Credit Suisse International	London, United Kingdom	USD	12,366.1	98	[1]
1 Remaining 2% held directly by Credit Suisse Group AG. 98% of voting rights and 98% of equity interest held by Credit Suisse AG.

Significant equity method investments
Company name	Domicile	Equity interest in %
End of 2018
Credit Suisse AG
Swisscard AECS GmbH	Horgen, Switzerland	50
Credit Suisse Founder Securities Limited	Beijing, China	33
E.L. & C. Baillieu Stockbroking (Holdings) Pty Ltd	Melbourne, Australia	23
ICBC Credit Suisse Asset Management Co., Ltd.	Beijing, China	20
York Capital Management Global Advisors, LLC	New York, United States	5	[1]
Holding Verde Empreendimentos e Participações S.A.	São Paulo, Brazil	0	[1]
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
The CEO and CFO concluded that, as of December 31, 2018, the design and operation of the Bank’s disclosure controls and procedures were effective, in all material respects, to ensure that information required to be disclosed in reports filed and submitted under the Exchange Act is recorded, processed, summarized and reported as and when required.
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
Management has made an evaluation and assessment of the Bank’s internal control over financial reporting as of December 31, 2018 using the criteria issued in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in “Internal Control – Integrated Framework”.
Based upon its review and evaluation, management, including the Bank CEO and CFO, has concluded that the Bank’s internal control over financial reporting is effective as of December 31, 2018.
The Bank’s independent auditors, KPMG AG, have issued an unqualified opinion on the effectiveness of the Bank’s internal control over financial reporting as of December 31, 2018, as stated in their report, which follows.
Changes in internal control over financial reporting
There were no changes in the Bank’s internal control over financial reporting during the period covered by this report that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting.

Report of the Independent Registered Public Accounting Firm
Report of the Independent Registered Public Accounting FirmTo the shareholders and Board of DirectorsCredit Suisse AG, Zurich____________________________________________________________________________Opinion on Internal Control Over Financial Reporting We have audited Credit Suisse AG and subsidiaries' (the “Bank”) internal control over financial reporting as of December 31, 2018, based oncriteria established in Internal Control Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Bank maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheets of the Bank as of December 31, 2018 and 2017, the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for each of the years in the threeyear period ended December31, 2018, and the related notes (collectively, the “consolidated financial statements”), and our report dated March 22, 2019 expressed an unqualified opinion on those consolidated financial statements. Basis for Opinion The Bank’s Board of Directors and management are responsible for maintaining effective internal control over financial reporting and the Bank’s management is responsible for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Bank’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Bank in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion. Definition and Limitations of Internal Control Over Financial Reporting A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. KPMG AG Nicholas Edmonds Anthony Anzevino Licensed Audit Expert Global Lead Partner Auditor in Charge Zurich, Switzerland March 22, 2019

KPMG AG

Nicholas Edmonds
Licensed Audit Expert
Auditor in Charge

Anthony Anzevino
Global Lead Partner

Zurich, Switzerland
March 22, 2019

KPMG AG, Badenerstrasse 172, PO Box, CH-8036 Zurich

KPMG AG is a subsidiary of KPMG Holding AG, which is a member of the KPMG network of independent firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss legal entity. All rights reserved.

IX – Parent company financial statements – Credit Suisse (Bank)
Report of the Statutory Auditor
Parent company financial statements
Notes to the financial statements
Proposed appropriation of reserves and retained earnings

1 Company details, business developments and subsequent events
2 Accounting and valuation principles
3 Risk management, derivatives and hedging activities
4 Net income from interest activities
5 Net income/(loss) from trading activities and fair value option
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
26 Fiduciary transactions
27 Assets under management

Report of the Statutory Auditor
Report of the Statutory AuditorTo the General Meeting of Credit Suisse AG, ZurichReport of the Statutory Auditor on the Financial StatementsAs statutory auditor, we have audited the accompanying financial statements of Credit Suisse AG, which comprise the balance sheet, statement of income, statement of changes in equity and notes for the year ended December 31, 2018.Board of Directors’ ResponsibilityThe Board of Directors is responsible for the preparation of the financial statements in accordance with the requirements of Swiss law and Credit Suisse AG’s articles of association. This responsibility includes designing, implementing and maintaining an internal control system relevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error. The Board of Directors is further responsible for selecting and applying appropriate accounting policies and making accounting estimates that are reasonable in the circumstances.Auditor’s ResponsibilityOur responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Swiss law and Swiss Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers the internal control system relevant to the entity’s preparation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control system. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of accounting estimates made, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.OpinionIn our opinion, the financial statements for the year ended December 31, 2018, comply with Swiss law and Credit Suisse AG’s articles of association.Report on Key Audit Matters based on the circular 1/2015 of the Federal Audit Oversight AuthorityValuation of financial instruments reported at fair valueProvisions for litigation and regulatory actionsValuation of the allowance for loan lossesValuation of participationsControls over IT systems impacting financial reporting Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.Valuation of financial instruments reported at fair valueKey Audit MatterOur responseCredit Suisse AG reports financial assets reported at fair value of CHF 80.8 billion and financial liabilities reported at fair value of CHF 102.1 billion as of December 31, 2018. These financial assets represented 15% of total assets and these financial liabilities represented 21% of total liabilities as of December 31, 2018.The fair value of the majority of Credit Suisse AG’s financial instruments is based on quoted prices in active markets or observable inputs.In addition, Credit Suisse AG holds financial instruments for which no prices are available and which have little or no observable inputs. For these financial instruments, fair value is determined through the application of valuation techniques, which often involve the exercise of judgment by management including the use of assumptions and estimates. In particular, for financial instruments which do not have directly observable market prices, judgment is often required to determine modelling assumptions that are used in the determination of fair value. Credit Suisse AG also has certain financial instruments that utilize significant, judgmental inputs with varying degrees of observability for purposes of determining fair value. Further, Credit Suisse AG applies significant judgment in calculating certain valuation adjustments including credit, debit and funding valuation adjustments.We assessed and tested the design and operating effectiveness of the key controls over financial reporting with respect to the valuation of financial instruments reported at fair value. This included controls over independent price verification, valuation model approval and the calculation, validation and recording of valuation adjustments.For a sample of financial instruments, we examined the appropriateness of models used and valuation inputs or data. We compared observable inputs and data against independent sources and externally available market data.For a sample of instruments which do not have directly observable market prices, we critically examined and challenged the assumptions and models used or re-performed an independent valuation assessment, by reference to what we considered to be available alternative methods and sensitivities to key factors.We also evaluated the methodology and inputs used in determining key judgmental valuation adjustments (including credit, debit, and funding valuation adjustments) by critically examining and challenging these assumptions and models, and performing recalculations for a sample of these adjustments.We made use of our own valuation specialists in performing the above procedures, in particular in relation to the most judgmental financial instruments, models, methodologies and assumptions.For further information on the valuation of financial instruments reported at fair value refer to the following:Note 2 Accounting and valuation principles, “Trading assets and liabilities”Note 12 Trading assets and liabilities and other financial instruments held at fair valueNote 13 Derivative financial instrumentsProvisions for litigation and regulatory actionsKey Audit MatterOur responseCredit Suisse AG is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its businesses. The outcome of such cases is dependent on the future outcome of continuing legal and regulatory processes. Consequently, the calculations of the provisions are subject to inherent uncertainty as they rely on management judgment about the likelihood and amount of liabilities arising from litigation and regulatory claims.We assessed and tested the design and operating effectiveness of the key controls over financial reporting with respect to provisions for litigation and regulatory actions. This included controls over the valuation of the litigation provisions and their approval, review and disclosure.We evaluated Credit Suisse AG’s assessment of the nature and status of litigation, claims and regulatory actions. We considered the legal advice received by Credit Suisse AG from in-house counsel, as well as external counsel, when relevant, for certain of the more significant cases.We examined Credit Suisse AG’s conclusions with respect to the provisions and disclosures made for significant cases, considering the results of corroborative information obtained from management. In view of the significance of the judgments required, we examined the more significant provisions in detail. For the significant cases, we obtained correspondence directly from Credit Suisse AG’s outside attorneys and, where appropriate, performed corroborative inquiry of outside counsel and tested data and inputs used by management in determining their litigation provisions.For further information on provisions for litigation and regulatory actions refer to the following:Note 2 Accounting and valuation principles, “Provisions”Note 20 Provisions and valuation adjustmentsValuation of the allowance for loan lossesKey Audit MatterOur responseCredit Suisse AG reports gross loans held at amortized cost of CHF 183.2 billion and has recorded an allowance for loan losses of CHF 0.9 billion as of December 31, 2018.The valuation of the allowance for loan losses relies on the application of significant management judgment and the use of different modelling techniques and assumptions. The specific allowance for loan losses involves judgment to estimate the recoverable amount and the collateral value. The collective allowance for loan losses involves judgment in determining the methodology and parameters in calculating the allowance at a portfolio level.We assessed and tested the design and operating effectiveness of the key controls over financial reporting with respect to the valuation of the allowance for loan losses. This included controls over the calculation, approval, recording and monitoring of the allowance for loan losses. This also included controls over model approval, validation and approval of key data inputs and the qualitative considerations for potential impairment that were not captured by management’s models.For a sample of loan loss allowances calculated on an individual basis we tested the assumptions underlying the impairment identification and quantification including forecasts of future cash flows, valuation of underlying collateral and estimates of recovery on default. We also examined a sample of loans which had not been identified by management as impaired and formed our own opinion about collectability.For a sample of loan loss allowances calculated on a collective basis we tested the underlying models including the model approval and validation process. We also tested the reasonableness of the inputs to those models, such as recovery rates, by comparing data and assumptions made to external benchmarks, when available. For further information on the valuation of allowance for loan losses refer to the following:Note 2 Accounting and valuation principles, “Due from customers and mortgage loans”Note 3 Risk management, “Credit Risk”Note 11 Collateral and impaired loansValuation of participationsKey Audit MatterOur responseCredit Suisse AG reports participations of CHF 74.4 billion as of December 31, 2018. The participations portfolio consists of investments in subsidiary entities mainly operating in the banking and finance industry.Participations are valued at acquisition cost less impairment. For the purpose of impairment testing, the portfolio valuation method is applied, and therefore impairment is assessed on the level of the entire portfolio of participations and not individually for each participation. The valuation of participations involves judgment in the projections and assumptions used, which are sensitive to the expected future market developments that could affect the profitability of these entities.We assessed and tested the design and implementation of the key controls over financial reporting with respect to the valuation of participations. This included controls over the identification and measurement of impairments, the evaluation of the valuation methodology, key inputs and assumptions used in the determination of the participation value, and management’s annual comparison of legal entity plans to past performance.For a sample of participations, we evaluated key assumptions applied in performing the valuation. We used our own valuation specialists to critically examine and challenge the key assumptions applied by benchmarking them against independent data.For further information on the valuation of participations refer to the following:Note 2 Accounting and valuation principles, “Participations” Controls over IT systems impacting financial reportingKey Audit MatterOur responseCredit Suisse AG is dependent on technology due to the significant number of transactions that are processed daily across Credit Suisse AG’s businesses. Credit Suisse AG’s IT infrastructure and applications are an integral component of its operations and financial reporting framework. Appropriate IT controls are required to ensure transactions are processed correctly and to mitigate the risk of fraud and error.We assessed the design of the general IT controls for Credit Suisse AG’s key systems relevant to financial reporting.We tested the operating effectiveness of Credit Suisse AG’s general IT controls including user access and provisioning (including system enforced segregation of duties), physical access, change management, information security, incident management, and back-up and restoration protocols. Our work included testing whether access requests were appropriately authorised in line with Credit Suisse AG’s general IT controls framework and, where required, the effective operation of compensating IT or business controls. Additionally, our work included testing selected system interface controls to confirm the completeness and accuracy of data transfers between systems.In performing our work, we included IT specialists as part of our audit team.Report on Other Legal Requirements We confirm that we meet the legal requirements on licensing according to the Auditor Oversight Act (AOA) and independence (article 728 CO and article 11 AOA) and that there are no circumstances incompatible with our independence. In accordance with article 728a paragraph 1 item 3 CO and Swiss Auditing Standard 890, we confirm that an internal control system exists, which has been designed for the preparation of financial statements according to the instructions of the Board of Directors.We further confirm that the proposed appropriation of available earnings complies with Swiss law and Credit Suisse AG’s articles of association. We recommend that the financial statements submitted to you be approved.KPMG AGNicholas EdmondsRalph DichtLicensed Audit ExpertLicensed Audit ExpertAuditor in ChargeZurich, SwitzerlandMarch 22, 2019

Parent company financial statements
Statements of income
	Note	in
		2018	2017
Statements of income (CHF million)
Interest and discount income		10,940	8,038
Interest and dividend income from trading activities		1,683	592
Interest and dividend income from financial investments		185	20
Interest expense		(10,158)	(6,415)
Gross income from interest activities		2,650	2,235
(Increase)/release of allowance for default risks and losses from interest activities		(257)	(453)
Net income from interest activities	4	2,393	1,782
Commission income from securities trading and investment activities		2,168	2,397
Commission income from lending activities		901	753
Commission income from other services		119	244
Commission expense		(588)	(637)
Net income from commission and service activities		2,600	2,757
Net income/(loss) from trading activities and fair value option	5	(867)	(199)
Income/(loss) from the disposal of financial investments		16	(11)
Income from participations		2,299	772
Income from real estate		18	20
Other ordinary income		1,198	1,687
Other ordinary expenses		(106)	(333)
Net income from other ordinary activities		3,425	2,135
Personnel expenses	6	2,064	2,548
General and administrative expenses	7	3,711	3,070
Total operating expenses		5,775	5,618
Impairment of participations, depreciation and amortization of tangible fixed assets and intangible assets		2,126	432
Increase/(release) of provisions and other valuation adjustments, and losses	8	69	156
Operating profit/(loss)		(419)	269
Extraordinary income	8	38	364
Extraordinary expenses	8	0	(5)
Taxes	9	(266)	(403)
Net profit/(loss)		(647)	225

Balance sheets
	Note	end of
		2018	2017
Assets (CHF million)
Cash and other liquid assets		35,127	55,149
Due from banks		82,924	96,652
Securities borrowing and reverse repurchase agreements	10	69,768	66,677
Due from customers	11	177,104	193,106
Mortgage loans	11	5,162	5,051
Trading assets	12	42,781	48,629
Positive replacement values of derivative financial instruments	13	8,023	9,046
Other financial instruments held at fair value		0	322
Financial investments	14	30,773	18,591
Accrued income and prepaid expenses		2,803	2,810
Participations		74,380	75,439
Tangible fixed assets		2,149	2,370
Intangible assets		1	2
Other assets	15	1,821	2,374
Total assets		532,816	576,218
Total subordinated receivables		4,505	1,906
of which receivables subject to contractual mandatory conversion and/or cancellation		3,155	550
Liabilities and shareholders' equity
Due to banks		61,136	74,992
Securities lending and repurchase agreements	10	55,806	61,064
Customer deposits		175,109	161,745
Trading liabilities	12	5,949	6,366
Negative replacement values of derivative financial instruments	13	7,215	8,373
Liabilities from other financial instruments held at fair value	12, 18	54,645	60,945
Bonds and mortgage-backed bonds		121,793	149,831
Accrued expenses and deferred income		3,870	4,617
Other liabilities	15	318	564
Provisions	20	459	548
Total liabilities		486,300	529,045
Share capital	21	4,400	4,400
Legal capital reserves		38,477	38,477
of which capital contribution reserves		37,913	37,913
Legal income reserves		3,461	3,461
Voluntary income reserves		610	610
Retained earnings		215	0
Net profit/(loss)		(647)	225
Total shareholders' equity		46,516	47,173
Total liabilities and shareholders' equity		532,816	576,218
Total subordinated liabilities		15,318	22,461
of which liabilities subject to contractual mandatory conversion and/or cancellation		11,210	15,976
Off-balance sheet transactions
end of	2018	2017
CHF million
Contingent liabilities	32,441	74,877
Irrevocable commitments	98,749	85,539
Obligations for calls on shares and additional payments	97	57

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
Deposit insurance guarantee programs
Deposit-taking banks and securities dealers in Switzerland are required to ensure the payout of privileged deposits in case of specified restrictions or compulsory liquidation of a deposit-taking bank, and they jointly guarantee an amount of up to CHF 6 billion. Upon occurrence of a payout event triggered by a specified restriction of business imposed by the Swiss Financial Market Supervisory Authority FINMA (FINMA) or by the compulsory liquidation of another deposit-taking bank, the Bank parent company’s contribution will be calculated based on its share of privileged deposits in proportion to total privileged deposits. Based on FINMA’s estimate for the Bank parent company, the Bank’s share in the deposit insurance guarantee program for the period July 1, 2018 to June 30, 2019 is CHF 48 million. This deposit insurance guarantee was reflected in contingent liabilities.
> Refer to “Note 24 – Amounts receivable from and amounts payable to related parties” for further information off-balance sheet transactions.
Statement of changes in equity
	Share capital	Legal capital reserves		Legal income reserves	Voluntary income reserves	Retained earnings	Net profit/(loss)	Total share- holder's equity
2018 (CHF million)
Balance at beginning of period	4,400	38,477	[1]	3,461	610	0	225	47,173
Appropriation of net profit	–	–		–	–	225	(225)	–
Dividends and other distributions	–	–		–	–	(10)	–	(10)
Net profit/(loss)	–	–		–	–	–	(647)	(647)
Balance at end of period	4,400	38,477	[1]	3,461	610	215	(647)	46,516
1 Includes capital contribution reserves of CHF 37,913 million at the beginning and at the end of the period. Distributions from capital contribution reserves are free of Swiss withholding tax.

Notes to the financial statements
1 Company details, business developments and subsequent events
Company details
Credit Suisse AG (Bank parent company) is a Swiss bank incorporated as a joint stock corporation (public limited company) with its registered office in Zurich, Switzerland.
The Bank parent company is a 100% subsidiary of Credit Suisse Group AG (Group parent company) domiciled in Switzerland.
Number of employees
end of	2018	2017
Full-time equivalents
Switzerland	5,700	5,850
Abroad	3,700	4,770
Total	9,400	10,620
Business developments
In connection with the evolution of the legal entity structure of Credit Suisse Group AG and its consolidated subsidiaries (the Group), the Bank parent company transferred certain central functions and related employees from its Singapore branch to the Singapore branch of Credit Suisse Services AG, which became operational in January 2018.
Subsequent events
There were no subsequent events from the balance sheet date until March 22, 2019, the publishing date of these financial statements.
2 Accounting and valuation principles
Summary of significant accounting and valuation principles
Basis for accounting
The Bank parent company’s stand-alone financial statements are prepared in accordance with the accounting rules of the Swiss Federal Law on Banks and Savings Banks (Bank Law), the corresponding Implementing Ordinance and FINMA circular 2015/1, “Accounting rules for banks, securities dealers, financial groups and conglomerates” (Swiss GAAP statutory) as applicable for the preparation of reliable assessment statutory single-entity financial statements (Statutarischer Einzelabschluss mit zuverlässiger Darstellung). Supplemental information on unsecured senior debt and structured notes as provided by Note 19 is not a required disclosure under these rules.
The consolidated financial statements of Credit Suisse AG and its subsidiaries (Bank) are prepared in accordance with accounting principles generally accepted in the US (US GAAP), which differ in certain material respects from Swiss GAAP statutory.
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
Certain changes were made to the prior year’s financial statements to conform to the current year’s presentation and had no impact on net profit/(loss) or total shareholders’ equity.
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

The following table provides the foreign exchange rates applied for the preparation of the Bank parent company’s stand-alone financial statements.
Foreign exchange rates
	End of
	2018	2017
1 USD / 1 CHF	0.99	0.98
1 EUR / 1 CHF	1.13	1.17
1 GBP / 1 CHF	1.26	1.32
100 JPY / 1 CHF	0.89	0.87
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
Trading securities are carried at fair value with changes in fair value recorded in the statements of income in net income/(loss) from trading activities and fair value option. The fair value is determined using either the price set on a price-efficient and liquid market or a price calculated using a valuation model.
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
Positive and negative replacement values of outstanding derivative financial instruments arising from transactions for the Bank parent company’s own account are disclosed as separate line items in the balance sheet, with related fair value changes recorded in net income from trading activities and fair value option.
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
■ The financial instruments are valued at fair value and are subject to risk management corresponding to that for trading positions including a documented risk management and investment strategy which ensures appropriate recognition, measurement and limitation of the miscellaneous risks.
■ An economic hedging relationship between the financial instruments on the asset side and the financial instruments on the liability side exists and gains and losses from the fair valuation of these financial instruments are largely offset (avoidance of an accounting mismatch).
■ Impacts of changes in own credit spreads on the fair value of an issued debt instrument following initial recognition cannot be reflected in the statements of income. Impacts of changes in own credit spreads are recognized in the compensation account.
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
Other assets and other liabilities
Other assets and other liabilities are generally recorded at cost or nominal value. Other assets and other liabilities include the net balance of the compensation accounts. The compensation account assets and liabilities include changes in the book values of assets and liabilities that are not recognized in the statement of income of a reporting period. In particular, the compensation accounts are used to record the hedge effectiveness, impacts from changes in own credit spreads and deferred gains or losses from the sale of debt securities held-to-maturity. The gross amounts of compensation account assets and liabilities are offset and reported net on the balance sheet either in other assets or in other liabilities.
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
Provisions which are no longer economically necessary and which are not used in the same reporting period to cover probable obligations of the same nature are released to income:
■ tax provisions through line item taxes;
■ provisions for pension benefit obligations and staff-related restructuring provisions through personnel expenses; and
■ provisions for off-balance sheet related default risks and other provisions including litigation provisions through line item increase/(release) of provisions and other value adjustments, and losses.
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
As of December 31, 2018, the carrying value of participations included total unrealized losses on certain participations of CHF 9,034 million, which were netted with unrealized gains on other participations of the same amount in accordance with the portfolio method applied under the current accounting policy.
Prior period information
The number of employees for 2017 has been corrected from 12,090 to 10,620 to adjust for employees who were transferred to other Group entities during the course of 2017.
In connection with the transfer of several businesses and related inventories from Credit Suisse Securities (USA) LLC to the New York branch of the Bank parent company in 2017, trading assets transferred under securities lending and borrowing and repurchase agreements were disclosed in “Note 16 – Pledged assets” instead of “Note 10 – Assets and liabilities from securities lending and borrowing, repurchase and reverse repurchase agreements”. Prior year numbers have been corrected to reflect a disclosure reclassification of these trading assets in the amount of CHF 25.6 billion.
In “Note 6 – Personnel expenses”, the disclosure of variable compensation expenses for 2018 has been changed to include deferred variable compensation expenses. For the purpose of comparison, variable compensation expenses disclosed for 2017 has been corrected by CHF 291 million.
In “Note 7 – General and administrative expenses”, occupancy expenses for 2018 included an amount of CHF 23 million related to prior periods reflecting a change in accounting for lease expenses.
3 Risk management, derivatives and hedging activities
Risk management
Prudent risk taking in line with the strategic priorities of the Bank parent company and its consolidated subsidiaries (the Bank) is fundamental to its business. The primary objectives of risk management are to protect the Bank’s financial strength and reputation, while ensuring that capital is well deployed to support business growth and activities. The Bank’s risk management framework is based on transparency, management accountability and independent oversight. Risk management is an integral part of the Bank’s business planning process with strong senior management and Board of Directors (Board) involvement.
On February 26, 2019, an organizational change relating to the compliance functions was announced, effective immediately. The regulatory affairs function was separated from the compliance organization and integrated into the office of the CEO with the Global Head of Regulatory Affairs now reporting directly to the CEO. The remaining functions within the compliance organization are managed by the Chief Compliance Officer (CCO), and that office continues to be represented on the Group’s Executive Board.
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
The second line of defense includes functions such as risk management, compliance, legal and product control. It articulates standards and expectations for the effective management of risk and controls, including advising on applicable legal and regulatory requirements and publishing related policies, and monitors and assesses compliance with regulatory and internal standards. The second line of defense is separate from the front office and includes independent control functions responsible for reviewing, measuring and challenging front office activities and producing independent assessments and risk management reporting for senior management and regulatory authorities.
The third line of defense is the internal audit function, which monitors the effectiveness of controls across various functions and operations, including risk management and governance practices.
Risk management of the Bank is aligned to the overall risk management governance of the Group. All members of the Board and the Executive Board of the Bank are also members of the Board and the Executive Board of the Group. The Bank’s governance includes a committee structure and a comprehensive set of corporate policies which are developed, reviewed and approved by the Board, the Executive Board, their respective committees, the Group Chief Risk Officer (CRO) and the Group Chief Compliance and Regulatory Affairs Officer (CCRO), or the CCO since the organizational change on February 26, 2019, and the board of directors of significant subsidiaries, in accordance with their respective responsibilities and levels of authority.
Board of Directors
The Board is responsible for the Bank’s strategic direction, supervision and control, and for defining the Bank’s overall tolerance for risk. For this purpose, the Board approves the risk management framework and sets overall risk appetite in consultation with its Risk Committee.
The Risk Committee is responsible for assisting the Board in fulfilling its oversight responsibilities by periodically reviewing the Bank’s risk management function, its resources and key risks.
The Audit Committee is responsible for assisting the Board in fulfilling its oversight responsibilities by monitoring management’s approach with respect to financial reporting, internal controls, accounting and legal and regulatory compliance. Additionally, the Audit Committee is responsible for monitoring the independence and performance of internal and external auditors.
In 2018, the Board decided to establish the Conduct and Financial Crime Control Committee, which became effective in 2019. The Conduct and Financial Crime Control Committee assists the Board in fulfilling its oversight duties with respect to the Bank’s exposure to financial crime risk. It is tasked with monitoring and assessing the effectiveness of financial crime compliance programs and initiatives.
Executive Board
The Executive Board is responsible for developing and implementing the Bank’s strategic business plans, subject to approval by the Board. It further reviews and coordinates significant initiatives for the risk management function and establishes Bank-wide risk policies. The Group CRO and CCRO, or the CCO since the organizational change on February 26, 2019, are members of the Executive Board and represent the risk management and compliance functions, respectively, reporting to the Group Chief Executive Officer (CEO) and, at least annually, to the Board.
Executive Board committees
The Capital Allocation & Risk Management Committee (CARMC) is responsible for overseeing and directing the Bank’s risk profile, recommending risk limits at the Bank level to the Risk Committee and the Board, establishing and allocating risk appetite among the various businesses, reviewing new significant business strategies or changes in business strategies including business migrations, making risk-related decisions on escalations, and for applying measures, methodologies and tools to monitor and manage the risk portfolio. CARMC meets monthly and conducts reviews according to the following three rotating cycles. The asset & liability management cycle reviews the funding and balance sheet trends and activities, plans and monitors regulatory and business liquidity requirements and internal and regulatory capital adequacy, provides governance and oversight over all material business migrations and ensures that legal entity strategic initiatives are within the Group’s risk appetite and appropriately supported and controlled. The market & credit risks cycle defines and implements risk management strategies for the Bank businesses, sets and approves risk appetite within Board-approved limits and other appropriate measures to monitor and manage the risk profile of the Bank and allocates liquidity resources and sets liquidity risk limits. The internal control system cycle monitors and analyzes significant legal and compliance risks, reviews and approves the business continuity program’s alignment with the corporate strategy on an annual basis, sets limits, caps and triggers on specific businesses to control significant operational risk exposure, and reviews and assesses the appropriateness and efficiency of the internal control systems.

The Valuation Risk Management Committee (VARMC) is responsible for establishing policies regarding the valuation of certain material assets and the policies and calculation methodologies applied in the valuation process. Further, VARMC is responsible for monitoring and assessing valuation risks, reviewing inventory valuation conclusions and directing the resolution of significant inventory valuation issues.
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
The Bank risk appetite framework is governed by an overarching global policy that encompasses the suite of specific policies, processes and systems with which the risk constraints are calibrated and the risk profile is managed. The framework is guided by the following strategic risk objectives:
■ maintaining Bank-wide capital adequacy above minimum regulatory requirements under both normal and stressed conditions;
■ promoting stability of earnings to support performance in line with financial objectives;
■ ensuring sound management of liquidity and funding risk in normal and stressed conditions;
■ proactively controlling concentration risks;
■ managing operational and compliance risk within the Bank’s enterprise risk and control framework (ERCF) to ensure sustainable performance;
■ minimizing reputational risk; and
■ managing and mitigating conduct risk.
Bank-wide risk appetite is determined in partnership with the financial and capital planning process on an annual basis, based on bottom-up forecasts that reflect planned risk-usage by the businesses and top-down, Board-driven strategic risk objectives and risk appetite. Scenario stress testing of financial and capital plans is an essential element in the risk appetite calibration process as a key means through which the Bank’s strategic risk objectives, financial resources and business plans are aligned. The capital plans are also analyzed using the Bank’s economic capital coverage ratio, which provides a further means of assessing bottom-up risk plans with respect to available capital resources. The risk appetite is approved through a number of internal governance forums, including joint approval by the Group CRO and the Chief Financial Officer (CFO), the Risk Appetite Review Committee (a sub-committee of CARMC), CARMC and, subsequently, by the Board.
The risk appetite statement is the formal plan, approved by the Board, for Bank-wide risk appetite. Key divisional allocations are cascaded from the Bank and approved in divisional risk management committees. Legal entity risk appetites are set by the local legal entity board of directors within the limits established by the Bank.
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
Risk coverage and management
The Bank uses a wide range of risk management practices to address the variety of risks that arise from its business activities. Policies, processes, standards, risk assessment and measurement methodologies, risk appetite constraints, and risk monitoring and reporting are key components of its risk management practices. The Bank’s risk management practices complement each other in the Bank’s analysis of potential loss, support the identification of interdependencies and interactions of risks across the organization and provide a comprehensive view of its exposures. The Bank regularly reviews and updates its risk management practices to ensure consistency with its business activities and relevance to its business and financial strategies. The Bank’s key risk types, their definitions and key risk evaluation methods are summarized in the table “Key risk types overview”.
It is important to both evaluate each risk type separately and assess the risk types’ combined impact on the Bank, which helps ensure that the Bank’s overall risk profile remains within the Bank-wide risk appetite.
The primary evaluation methods used to assess Bank-wide quantifiable risks include economic risk capital and stress testing.

Economic risk capital
Economic risk capital is used as a consistent and comprehensive tool for capital management, limit monitoring and performance management. Economic risk capital is the core Bank-wide risk management tool for measuring and reporting the combined impact from quantifiable risks such as market, credit, operational, pension and expense risks, each of which has an impact on the Bank’s capital position.
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
With effect from January 1, 2018, the Bank implemented a revised economic risk capital framework. The Bank redeveloped the position risk methodology by introducing new and enhancing previously used credit and market risk models. The redesigned credit risk model is based on a multi-factor Monte-Carlo-simulation, compared to the single-factor model used previously.
During 2018, the Bank further embedded the new economic risk capital framework into its risk appetite and risk management framework. The new framework should enable the Bank to better assess, monitor and manage capital adequacy and solvency risk in both “going concern” and “gone concern” scenarios.

Key risk types overview

Key risk types and definition	Key risk evaluation methods
Liquidity and funding risks: The risk that the Bank does not have the appropriate amount of funding and liquidity to meet its obligations.	Liquidity coverage ratio, net stable funding ratio, liquidity barometer, stress testing
Market risk: The risk of financial loss from adverse changes in market risk factors, including interest rates, credit spreads, foreign exchange rates, equity and commodity prices, and other factors such as market volatility and the correlation of market prices across asset classes.	Value-at-risk, sensitivities, economic risk capital, stress testing
Credit risk: The risk of financial loss arising as a result of a borrower or counterparty failing to meet its financial obligations or as a result of deterioration in the credit quality of the borrower or counterparty.	Gross and net loan exposures, commitments, probability of default, loss given default, exposure at default, potential future exposure, country exposures, economic risk capital, stress testing
Model risk: The risk of adverse consequences from decisions made based on model results that may be incorrect, misinterpreted or used inappropriately.	Risk and control self-assessments, independent model validation, aggregate model risk reports
Operational risk: The risk of financial loss arising from inadequate or failed internal processes, people or systems, or from external events.	▪ Enterprise risk and controls framework including risk and control assessments, compliance risk assessments, key risk and control indicators, internal and external incident data, scenario analysis, stress testing ▪ Group Code of Conduct and associated conduct and ethics standards ▪ Technology risk management program, business continuity testing ▪ Legal risk assessments
Compliance and regulatory risk: The risk from the failure to comply with laws, regulations, rules or market standards that may have a negative effect on the Bank's franchise and clients it serves. It includes the risk that changes in laws, regulations, rules or market standards may limit the Bank's activities and have a negative effect on its business or its ability to implement strategic initiatives, or can result in an increase in operating costs for the business or make our products and services more expensive for clients.	
Conduct risk: The risk that improper behavior or judgment by the Bank's employees may result in a negative financial, non-financial or reputational impact to our clients, employees or the Bank or negatively impact the integrity of the financial markets.	
Technology risk: The risk that technology-related failures, such as service outages or information security incidents, may disrupt business.	
Legal risk: The risk of loss or any other material adverse impact arising from circumstances including the failure to comply with legal obligations, changes in enforcement practices, the making of a legal challenge or claim against the Bank, the inability to enforce legal rights or the failure to take measures to protect rights.	
Reputational risk: The risk that negative perception by our stakeholders may adversely impact client acquisition and damage our business relationships with clients and counterparties, affecting staff morale and reducing access to funding sources.	▪ A comprehensive assessment for these risk types may be performed either periodically and/or in response to particular events. ▪ The results of the analysis impacts management actions such as strategy adjustments, tactical measures, policy adjustments, event-driven crisis guidelines, staff training and individual performance measurement. ▪ The risk management actions may include both precautionary activities to manage risk and issue resolution activities to recover from adverse developments
Fiduciary risk: The risk of financial loss arising when the Bank or its employees, acting in a fiduciary capacity as trustee, investment manager or as mandated by law, do not act in the best interest of the client in connection with the advice and management of our client's assets including from a product-related market, credit, liquidity, counterparty and operational risk perspective.	
Strategic risk: The risk of financial loss or reputational damage arising from inappropriate strategic decisions, ineffective implementation of business strategies or an inability to adapt business strategies in response to changes in the business environment.

Stress testing
Stress testing or scenario analysis provides an additional approach to risk management and formulates hypothetical questions, including what would happen to the Bank’s portfolio if, for example, historic or adverse forward-looking events were to occur.
Stress testing is a fundamental element of the Bank-wide risk appetite framework included in overall risk management to ensure that the Bank’s financial position and risk profile provide sufficient resilience to withstand the impact of severe economic conditions. Stress testing results are monitored against limits, and are used in risk appetite discussions and strategic business planning and to support the Bank’s internal capital adequacy assessment. Within the risk appetite framework, CARMC sets Bank-wide and divisional stressed position loss limits to correspond to minimum post-stress capital ratios.
Liquidity and funding risks
The Bank’s liquidity and funding profile reflects its strategy and risk appetite and is driven by business activity levels and the overall operating environment. The liquidity and funding strategy is approved by CARMC and overseen by the Board. The implementation and execution of the funding and liquidity strategy is managed within the Group’s CFO division by Treasury and the global liquidity group. The global liquidity group was established in the second quarter of 2018 to centralize control of liability and collateral management with the aim of optimizing liquidity sourcing, funding costs and high quality liquid assets portfolio on behalf of Treasury. Treasury ensures adherence to the Bank’s funding policy and the global liquidity group is focused on the efficient coordination of the short-term unsecured and secured funding desks. This approach enhances the Bank’s ability to manage potential liquidity and funding risks and to promptly adjust its liquidity and funding levels to meet stress situations. The Bank’s liquidity and funding profile is regularly reported to CARMC and the Board, who define the Bank’s risk tolerance, including liquidity risk, and set parameters for the balance sheet and funding usage of its businesses.
Market risk
Market risk is the risk of financial loss arising from movements in market risk factors. The movements in market risk factors that generate financial losses are considered to be adverse changes in interest rates, credit spreads, foreign exchange rates, equity and commodity prices and other factors, such as market volatility and the correlation of market prices across asset classes. A typical transaction or position in financial instruments may be exposed to a number of different market risk factors. The Bank’s trading portfolios (trading book) and non-trading portfolios (banking book) have different sources of market risk.
The classification of assets and liabilities into trading book and banking book portfolios determines the approach for analyzing the Bank’s market risk exposure. This classification reflects the business and risk management perspective with respect to trading intent, and may be different from the classification of these assets and liabilities for financial reporting purposes.
Market risks from the trading book relate to trading activities, primarily in the divisions Global Markets (which includes International Trading Solutions), Asia Pacific and the Strategic Resolution Unit.
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
The Bank uses market risk measurement and management methods capable of calculating comparable exposures across its many activities and employs focused tools that can model unique characteristics of certain instruments or portfolios. The tools are used for internal market risk management, internal market risk reporting and external disclosure purposes. The Bank’s principal market risk measurement for the trading book is value-at-risk (VaR). In addition, the Bank’s market risk exposures are reflected in scenario analysis, as included in the stress testing framework, position risk, as included in economic risk capital, and sensitivity analysis. Each market risk measurement aims to estimate the potential loss that the Bank can incur due to an adverse market movement with varying degrees of severity. VaR, scenario analysis, position risk and sensitivity analysis complement each other in the Bank’s market risk assessment and are used to measure market risk at the level of the Bank. For example, interest rate risk on banking book positions is measured by estimating the impact resulting from a one basis point parallel increase in yield curves on the present value of interest rate-sensitive banking book positions and other measures including the potential value change resulting from a significant change in yield curves.
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

Credit risk arises from the execution of the Bank’s business strategy in the divisions and reflects exposures directly held in the form of lending products (including loans and credit guarantees) or derivatives, shorter-term exposures such as underwriting commitments, and settlement risk related to the exchange of cash or securities outside of typical delivery versus payment structures.
The Bank uses a credit risk management framework which provides for the consistent evaluation, measurement, and management of credit risk across the Bank. Assessment of credit risk exposures for internal risk estimates and risk-weighted assets are calculated based on probability of default (PD), loss given default (LGD) and exposure at default (EAD) models approved by the Bank’s main regulators. The credit risk framework incorporates the following core elements:
■ counterparty and transaction assessments: application of internal credit ratings (PD), assignment of LGD and EAD values in relation to counterparties and transactions;
■ credit limits: establishment of credit limits, subject to approval by delegated authority holders, to serve as primary risk controls on exposures and to prevent risk concentrations;
■ risk mitigation: active management of risk mitigation provided in relation to credit exposures, including through the use of cash sales, participations, collateral or guarantees or hedging instruments; and
■ credit monitoring, impairments and provisions: processes to support the ongoing monitoring and management of credit exposures, supporting the early identification of deterioration and any subsequent impact.
Counterparty and transaction assessments
The Bank evaluates and assesses counterparties and clients to whom it has credit exposures, primarily using internal rating models that have been approved by the Bank’s main regulators. The Bank uses these models to determine internal credit ratings which are intended to reflect the PD of each counterparty. For a majority of counterparties and clients, internal ratings are based on internally developed statistical models which are backtested against internal experience, validated by a function independent of model development and approved by the Bank’s main regulators for application in the regulatory capital calculation under the A-IRB approach of the Basel framework. Findings from backtesting serve as a key input for any future rating model developments.
Internal statistical rating models are based on a combination of quantitative factors (e.g., financial fundamentals and market data) and qualitative factors (e.g., credit history and economic trends).
For the remaining counterparties where statistical rating models are not used, internal credit ratings are assigned on the basis of a structured expert approach using a variety of inputs such as peer analyses, industry comparisons, external ratings and research as well as the judgment of expert credit officers.
In addition to counterparty ratings, credit risk management also assesses the risk profile of individual transactions and assigns transaction ratings which reflect specific contractual terms such as seniority, security and collateral.
Internal credit ratings may differ from external credit ratings, where available, and are subject to periodic review. Internal ratings are mapped to a PD band associated with each rating which is calibrated to historical default experience using internal data and external data sources.
The Bank uses internal rating methodologies consistently for the purposes of approval, establishment and monitoring of credit limits and credit portfolio management, credit policy, management reporting, risk-adjusted performance measurement, economic risk capital measurement and allocation and financial accounting.
Credit limits
Credit exposures are managed at the counterparty and ultimate parent level in accordance with credit limits which apply in relation to current and potential future exposures. Credit limits to counterparties and groups of connected companies are subject to formal approval under delegated authority within the divisions where the credit exposures are generated, and, where significant in terms of size or risk profile, are subject to further escalation to the Group chief credit officer or Group CRO.
In addition to counterparty and ultimate parent exposures, credit limits and tolerances are also applied at the portfolio level to monitor and manage risk concentrations such as to specific industries, countries or products. In addition, credit risk concentration is regularly supervised by credit and risk management committees.
Risk mitigation
The Bank actively manages its credit exposure by taking financial and non-financial collateral supported by enforceable legal documentation, as well as by utilizing credit hedging techniques. Financial collateral in the form of cash, marketable securities (e.g., equities, bonds or funds) and guarantees serves to mitigate the inherent risk of credit loss and to improve recoveries in the event of a default. Financial collateral is subject to controls on eligibility and is supported by frequent market valuation depending on the asset class to ensure exposures remain adequately collateralized. Depending on the quality of the collateral, appropriate haircuts are applied for risk management purposes.
Non-financial collateral such as residential and commercial real estate, tangible assets (e.g., ships or aircraft), inventories and commodities are valued at the time of credit approval and periodically thereafter depending on the type of credit exposure and collateral coverage ratio.
In addition to collateral, the Bank also utilizes credit hedging in the form of protection provided by single-name and index credit default swaps as well as structured hedging and insurance products. Credit hedging is used to mitigate risks arising from the loan portfolio, loan underwriting exposures and counterparty credit risk. Hedging is intended to reduce the risk of loss from a specific counterparty default or broader downturn in markets that impact the overall credit risk portfolio. Credit hedging contracts are typically bilateral or centrally cleared derivative transactions and are subject to collateralized trading arrangements. The Bank evaluates hedging risk mitigation to ensure that basis or tenor risk is appropriately identified and managed.
In addition to collateral and hedging strategies, the Bank also actively manages its loan portfolio and may sell or sub-participate positions in the loan portfolio as a further form of risk mitigation.
Credit monitoring, impairments and provisions
A rigorous credit quality monitoring process provides an early identification of possible changes in the creditworthiness of clients and includes regular asset and collateral quality reviews, business and financial statement analysis, and relevant economic and industry studies. Regularly updated watch lists and review meetings are used for the identification of counterparties that could be subject to adverse changes in creditworthiness.
In the event of a default, credit exposures are transferred to recovery management functions within credit risk management and are subject to formal reporting to the quarterly recovery review committee. Changes in the exposure profile and expectations for recovery form the basis to determine the allowance for credit losses which are discussed with the Group chief credit officer. Any decision to make full or partial write-offs require the approval of the Group chief credit officer.
The review of the credit quality of clients and counterparties does not depend on the accounting treatment of the asset or commitment. The appropriateness of allowances for credit losses is regularly reviewed by the Bank’s credit portfolio & provisions review committee.
The Bank maintains specific valuation allowances on loans valued at amortized cost, which are considered a reasonable estimate of losses identified in the existing credit portfolio. Provisions for loan losses are established based on a regular and detailed analysis of all counterparties, taking collateral value into consideration, where applicable. If uncertainty exists as to the repayment of either principal or interest, a specific valuation allowance is either created or adjusted accordingly. The specific allowance for loan losses is revalued by credit risk management at least annually or more frequently depending on the risk profile of the borrower or credit relevant events.
An inherent loss allowance is estimated for all loans not specifically identified as impaired and that, on a portfolio basis, are considered to contain inherent losses. The method for determining the inherent loss in the lending portfolios of Global Markets and Investment Banking & Capital Markets is based on a market-implied model using long-term industry-wide historical default and recovery data taking into account the credit rating and industry of each counterparty. A separate component of the calculation reflects the current market conditions in the allowance for loan losses. Depending on the nature of the exposures, this method may also be applied for the lending portfolios in Swiss Universal Bank, International Wealth Management, Asia Pacific and the Strategic Resolution Unit. For all other exposures, inherent losses in the lending portfolios of these divisions are determined based on current internal risk ratings, collateral and exposure structure, applying historical default and loss experience in the ratings and loss parameters. Qualitative adjustments to reflect current market conditions or any other factors not captured by the model are approved by management and reflected in the allowance for loan losses. A provision for inherent losses on off-balance sheet lending-related exposure, such as contingent liabilities and irrevocable commitments, is also determined, using a methodology similar to that used for the loan portfolio.
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
Operational, compliance and regulatory risk
Operational risk is the risk of financial loss arising from inadequate or failed internal processes, people or systems, or from external events. Operational risk does not include strategic and reputational risks. However, some operational risks can lead to reputational issues and as such operational and reputational risks may be closely linked. Operational risk is inherent in most aspects of the Bank’s business, including the systems and processes that support its activities. It comprises a large number of disparate risks that can manifest in a variety of ways. Examples of operational risk include the risk of damage to physical assets, business disruption, failures relating to third-party processes, data integrity and trade processing, cyber attacks and fraudulent or unauthorized transactions. Operational risk can arise from human error, inappropriate conduct, failures in systems, processes and controls, deliberate attack or natural and man-made disasters.
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
To effectively manage operational and compliance risks, the Bank-wide ERCF was introduced in 2016 focusing on the early identification, recording, assessment, monitoring, prevention and mitigation of these risks, as well as timely and meaningful management reporting. Over the past three years, the Bank has further improved the integration of previously separate operational risk processes, providing a more coherent and systematic approach to managing all aspects of the operational risk landscape. Under the ERCF, the Bank integrated the operational risk framework and all of its components with the compliance risk components to further harmonize the Bank’s approach to non-financial risk. The assessment processes for operational and compliance risks are closely coordinated, resulting in an enhanced risk and control self-assessment that covers both risk types in a more consistent manner. Also, standardized Bank-wide role descriptions define the responsibilities for identifying, assessing, reporting and managing risks across the organization. In 2018, continued progress was made in rolling out a systematic key control activities framework as part of the ERCF. This framework applies consistent standards and approaches to the identification, documentation and assessment of key controls across the Bank.
The ERCF provides a structured approach to managing operational and compliance risks. It seeks to apply consistent standards and techniques for evaluating risks across the Bank while providing individual businesses with sufficient flexibility to tailor specific components to their own needs, as long as they meet Bank-wide minimum standards.
The Bank has used an internal model to calculate the regulatory capital requirement for operational risk under the advanced measurement approach (AMA) since 2008. This model was replaced with an enhanced AMA internal model in 2014, which has been approved by FINMA. In 2018, the Bank updated the treatment of historic losses relating to divested businesses in the model, particularly those relating to its private banking business in the US. In addition, the Bank increased the coverage provided by its operational risk insurance policy.
In addition to managing and mitigating operational risks under the ERCF through business- and risk-related processes and organization, the Bank also transfers the risk of potential loss from certain operational risks to third-party insurance companies in certain instances.
Conduct risk
The Bank considers conduct risk to be the risk that improper behavior or judgment by the Bank’s employees may result in a negative financial, non-financial or reputational impact to its clients, employees or the Bank or negatively impact the integrity of the financial markets. Conduct risk may arise from a wide variety of activities and types of behaviors. A Bank-wide definition of conduct risk supports the efforts of the Bank’s employees to have a common understanding of and consistently manage, minimize and mitigate its conduct risk. Further, it promotes standards of responsible conduct and ethics in its employees. Managing conduct risk includes consideration of the risks generated by each business and the strength of the associated mitigating controls. Conduct risk is also assessed by reviewing and learning from past incidents within the Bank and at other firms in the financial services sector. Compliance oversees conduct risk for the Bank.
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
Technology risks are managed through the Bank’s technology risk management program, business continuity management plan and business contingency and resiliency plans and feature in the Bank’s overall operational risk assessment. Technology risks are included as part of the Bank’s overall enterprise risk and control assessment based upon a forward-looking approach focusing on the most significant risks in terms of potential impact and likelihood.
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
Fiduciary risk
Fiduciary risk is the risk of financial loss arising when the Bank or its employees, acting in a fiduciary capacity as trustee, investment manager or as mandated by law, do not act in the best interest of the client in connection with the advice and management of its client’s assets including from a product-related market, credit, liquidity, counterparty and operational risk perspective.
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
Strategic plans are developed by each division annually and aggregated into a Bank plan, which is reviewed by the CRO, CFO and Chief Executive Officer (CEO) before presentation to the full Executive Board. Following approval by the Executive Board, the Bank plan is submitted for review and approval to the Board. In addition, there is an annual strategic review at which the Board evaluates the Bank’s performance against strategic objectives and sets the overall strategic direction for the Bank. From time to time, the Board and the Executive Board conduct more fundamental in-depth reviews of the Bank’s strategy.
> Refer to “Strategy” in I – Information on the company for further information.
Climate-related risks
In response to the recommendations from the FSB’s Task Force on Climate-related Financial Disclosures (TCFD), the Bank has established a climate change program with the overall goal of addressing recommendations related to external disclosures of climate-linked risks and opportunities. The program team has worked to formalize climate-related governance and definitions in the Bank’s key policies and to define the principles for climate risk strategy and management.
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
Economic hedges
Economic hedges arise when the Bank parent company enters into derivative contracts for its own risk management purposes, but the contracts entered into do not qualify for hedge accounting. These economic hedges include the following types:
■ interest rate derivatives to manage net interest rate risk on certain core banking business assets and liabilities;
■ foreign exchange derivatives to manage foreign exchange risk on certain core banking business revenue and expense items, core banking business assets and liabilities; as well as selected foreign participations against adverse movements in foreign exchange rates;
■ credit derivatives to manage credit risk on certain loan portfolios; and
■ futures to manage risk on equity positions including convertible bonds.
Derivatives used in economic hedges are included as trading assets or trading liabilities in the balance sheets.
Hedge accounting
Hedge accounting for the Bank parent company is determined, recorded and disclosed in accordance with US GAAP as allowed under Swiss GAAP statutory accounting rules.
> Refer to “Note 13 – Derivative financial instruments” for further information on hedge accounting.
Fair value hedges
The Bank parent company designates fair value hedges as part of an overall interest rate risk management strategy that incorporates the use of derivative instruments to minimize fluctuations in earnings that are caused by interest rate volatility. In addition to hedging changes in fair value due to interest rate risk associated with fixed rate loans, repurchase agreements and long-term debt instruments, the Bank parent company uses:
■ cross-currency swaps to convert foreign-currency-denominated fixed rate assets or liabilities to floating rate functional currency assets or liabilities; and
■ foreign exchange forward contracts to hedge the foreign exchange risk associated with available-for-sale securities.
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

4 Net income from interest activities
Negative interest income and expense
in	2018	2017
CHF million
Negative interest income debited to interest income	(279)	(258)
Negative interest expenses credited to interest expense	104	86
Negative interest income is debited to interest income and negative interest expense is credited to interest expense.
5 Net income/(loss) from trading activities and fair value option
in	2018	2017
By risk of underlying instruments (CHF million)
Interest rate instruments [1]	(1,614)	(24)
Equity instruments [1]	244	168
Foreign exchange	567	217
Precious metals	70	55
Commodities [2]	6	5
Credit instruments	(130)	(721)
Other instruments	(10)	101
Net income/(loss) from trading activities and fair value option	(867)	(199)
of which net income/(loss) from fair value option	7,406	(4,750)
of which net income/(loss) from liabilities valued under the fair value option	7,406	(4,750)
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
6 Personnel expenses
in	2018	2017
CHF million
Salaries	1,681	2,128
of which variable compensation expenses [1]	466	648
Social benefit expenses	297	321
of which pension and other post-retirement expenses	186	192
Other personnel expenses	86	99
Personnel expenses	2,064	2,548
1 Includes current and deferred variable compensation expenses. Prior period has been corrected.
7 General and administrative expenses
in	2018	2017
CHF million
Occupancy expenses	104	109
Information and communication technology expenses	70	136
Furniture and equipment	10	21
Fees to external audit companies	30	31
of which fees for financial and regulatory audits [1]	28	29	[2]
of which fees for other services	2	2	[2]
Other operating expenses [3]	3,497	2,773
General and administrative expenses	3,711	3,070
1 Represents total fees for financial statement, regulatory and related audit services paid by legal entity Credit Suisse AG to external audit companies.
2 Prior period has been corrected.
3 Partially related to operating expenses charged by affiliated companies for services provided to the Bank parent company.

8 Increase/(release) of provisions and other valuation adjustments, losses and extraordinary income and expenses
Increase/(release) of provisions and other valuation adjustments, and losses
in	2018		2017
CHF million
Increase/(release) of provisions	65	[1]	153	[2]
Other losses	4		3
Increase/(release) of provisions and other valuation adjustments, and losses	69		156
1 Primarily related to an increase in litigation provisions.
2 Primarily related to increases in off-balance sheet provisions and litigation provisions.
Extraordinary income and expenses
in	2018	2017
CHF million
Gains realized from the disposal of participations	9	362	[1]
Gains realized from the disposal of tangible fixed assets [2]	29	2
Extraordinary income	38	364
Losses realized from the disposal of participations	0	(5)	[3]
Extraordinary expenses	0	(5)
1 Primarily related to the merger of Credit Suisse (Channel Islands) Limited, the sale of Credit Suisse (Monaco) S.A.M. and the merger of another participation.
2 Includes realized gains from the sale of real estate (bank premises).
3 Primarily related to the liquidation of a participation.
9 Taxes
in	2018	2017
CHF million
Current income tax (expense)/benefit	(196)	(324)
Non-income-based taxes (expense)/benefit [1]	(70)	(79)
Taxes	(266)	(403)
1 Includes capital taxes and other non-income based taxes such as UK bank levy expenses.
For the financial year ended December 31, 2018 and 2017, the average tax rate, defined as income tax expense divided by the sum of profit before income tax, was (43)% and 59%, respectively. Income tax expense for the financial year ended December 31, 2018 and 2017 reflected a benefit of CHF 256 million and CHF 249 million, respectively, from the utilization of tax losses carried forward. The calculation is based on statutory tax rates applied to the taxable profit against which tax loss carry forwards were utilized.
10 Assets and liabilities from securities lending and borrowing, repurchase and reverse repurchase agreements
end of	2018	2017
CHF million
Carrying value of receivables from cash collateral paid for securities borrowed and reverse repurchase agreements – gross	81,220	75,668
Impact from master netting agreements	(11,452)	(8,991)
Carrying value of receivables from cash collateral paid for securities borrowed and reverse repurchase agreements – net	69,768	66,677
Carrying value of liabilities from cash collateral received for securities lent and repurchase agreements – gross	67,258	70,055
Impact from master netting agreements	(11,452)	(8,991)
Carrying value of liabilities from cash collateral received for securities lent and repurchase agreements – net	55,806	61,064
Carrying value of securities transferred under securities lending and borrowing and repurchase agreements	24,732	29,488	[1]
of which transfers with the right to resell or repledge	3,160	667
Fair value of securities received under securities lending and borrowing and reverse repurchase agreements with the right to resell or repledge	237,257	188,142
of which repledged	182,019	139,572
of which resold	3,070	688
1 Prior period has been corrected.

11 Collateral and impaired loans
Collateralization of loans
	Secured			[1]	Unsecured	Total
end of	Mortgages	Other collateral	Total
2018 (CHF million)
Due from customers	73	83,034	83,107		94,929	178,036
Residential property	3,976	0	3,976		0	3,976
Offices and commercial property	1,058	0	1,058		0	1,058
Manufacturing and industrial property	134	0	134		0	134
Other	12	0	12		0	12
Mortgage loans	5,180	0	5,180		0	5,180
Gross loans	5,253	83,034	88,287		94,929	183,216
Allowance for loan losses	(18)	(79)	(97)		(853)	(950)
Net loans	5,235	82,955	88,190		94,076	182,266
of which due from customers	73	82,955	83,028		94,076	177,104
of which mortgage loans	5,162	0	5,162		0	5,162
2017 (CHF million)
Due from customers	43	90,359	90,402		103,588	193,990
Residential property	3,867	0	3,867		0	3,867
Offices and commercial property	890	0	890		0	890
Manufacturing and industrial property	256	0	256		0	256
Other	63	0	63		0	63
Mortgage loans	5,076	0	5,076		0	5,076
Gross loans	5,119	90,359	95,478		103,588	199,066
Allowance for loan losses	(25)	(351)	(376)		(533)	(909)
Net loans	5,094	90,008	95,102		103,055	198,157
of which due from customers	43	90,008	90,051		103,055	193,106
of which mortgage loans	5,051	0	5,051		0	5,051
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

Collateralization of off-balance sheet transactions
	Secured			[1]	Unsecured		Total
end of	Mortgages	Other collateral	Total
2018 (CHF million)
Contingent liabilities	0	6,393	6,393		26,048	[2]	32,441
Irrevocable commitments	293	48,202	48,495		50,254		98,749
Obligations for calls on shares and additional payments	0	0	0		97		97
Off-balance sheet transactions	293	54,595	54,888		76,399		131,287
2017 (CHF million)
Contingent liabilities	1	8,273	8,274		66,603	[2]	74,877
Irrevocable commitments	439	33,698	34,137		51,402		85,539
Obligations for calls on shares and additional payments	0	0	0		57		57
Off-balance sheet transactions	440	41,971	42,411		118,062		160,473
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

2 A majority of contingent liabilities are related to guarantees issued in favor of Group companies.

Impaired loans
end of	Gross amount outstanding	Estimated realizable collateral value	[1]	Net amount outstanding	Specific allowance
2018 (CHF million)
Impaired loans	1,984	873		1,111	731
2017 (CHF million)
Impaired loans	2,112	1,096		1,016	732
1 Represents the estimated realizable collateral value up to the related gross amount outstanding.
Changes in impaired loans
	2018			2017
	Due from customers	Mortgage loans	Total	Due from customers		Mortgage loans	Total
CHF million
Balance at beginning of period	1,976	136	2,112	3,087		71	3,158
Change in organization	–	–	–	–		7	7
New impaired loan balances	824	58	882	1,536		110	1,646
Increase of existing impaired loan balances	60	2	62	88		13	101
Reclassifications to performing loans	(45)	(14)	(59)	(182)		(24)	(206)
Repayments	(325)	(20)	(345)	(1,235)	[1]	(27)	(1,262)
Liquidation of collateral, insurance and guarantee payments	(122)	(62)	(184)	(186)		(11)	(197)
Write-offs	(228)	(6)	(234)	(846)		0	(846)
Sales	(264)	0	(264)	(177)		(3)	(180)
Foreign exchange translation impact	14	0	14	(109)		0	(109)
Balance at end of period	1,890	94	1,984	1,976		136	2,112
Changes in impaired loan classification during the year are reflected on a gross basis.
1 Includes CHF 115 million relating to the conversion of a loan into derivative financial instruments.
12 Trading assets and liabilities and other financial instruments held at fair value
Trading assets and other financial instruments held at fair value
end of	2018	2017
CHF million
Debt securities, money market instruments and money market transactions	36,711	41,826
of which exchange-traded	2,363	2,256
Equity securities	5,529	5,403
Precious metals and commodities	541	1,400
Trading assets	42,781	48,629
Debt securities	0	105
Other	0	217
Other financial instruments held at fair value	0	322
Total trading assets and other financial instruments held at fair value	42,781	48,951
of which carrying value determined based on a valuation model	26,673	36,731
of which securities eligible for repurchase transactions in accordance with liquidity regulations	149	1,105
Trading liabilities and liabilities from other financial instruments held at fair value
end of	2018	2017
CHF million
Debt securities, money market instruments and money market transactions	3,511	3,418
of which exchange-traded	531	260
Equity securities	2,438	2,948
Trading liabilities	5,949	6,366
Structured products	54,645	60,945
Liabilities from other financial instruments held at fair value	54,645	60,945
Trading liabilities and liabilities from other financial instruments held at fair value	60,594	67,311
of which carrying value determined based on a valuation model	55,033	64,157

13 Derivative financial instruments
	Trading			Hedging			[1]
end of 2018	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)
CHF million
Forwards and forward rate agreements	518,397	2,081	2,246	0	0	0
Swaps	3,883,432	11,164	12,330	18,710	121	0
Options bought and sold (OTC)	495,660	2,562	2,315	0	0	0
Futures	30,069	0	0	0	0	0
Options bought and sold (exchange-traded)	2,876	0	0	0	0	0
Interest rate products	4,930,434	15,807	16,891	18,710	121	0
Forwards and forward rate agreements	1,110,675	8,921	9,501	0	0	0
Swaps [2]	134,067	2,084	2,243	0	0	0
Options bought and sold (OTC)	300,461	2,892	2,778	0	0	0
Futures	71	0	0	0	0	0
Foreign exchange products	1,545,274	13,897	14,522	0	0	0
Forwards and forward rate agreements	9,232	150	111	0	0	0
Options bought and sold (OTC)	8,448	110	93	0	0	0
Precious metal products	17,680	260	204	0	0	0
Forwards and forward rate agreements	153	6	1	0	0	0
Swaps	84,558	1,556	3,903	0	0	0
Options bought and sold (OTC)	108,042	3,380	3,078	0	0	0
Futures	2,241	0	0	0	0	0
Options bought and sold (exchange-traded)	24,344	963	1,196	0	0	0
Equity/index-related products	219,338	5,905	8,178	0	0	0
Credit default swaps	21,636	282	661	0	0	0
Total return swaps	8,661	252	628	0	0	0
Other credit derivatives	7,907	131	44	0	0	0
Credit derivatives	38,204	665	1,333	0	0	0
Swaps	9,663	1,405	372	0	0	0
Options bought and sold (OTC)	2,367	66	55	0	0	0
Other derivative products	12,030	1,471	427	0	0	0
Derivative financial instruments [3]	6,762,960	38,005	41,555	18,710	121	0
of which replacement value determined based on a valuation model	–	34,024	37,376	–	121	0
1 Relates to derivative financial instruments that qualify for hedge accounting.
2 Including combined interest rate and foreign exchange swaps.
3 Before impact of master netting agreements.

Derivative financial instruments (continued)
	Trading			Hedging			[1]
end of 2017	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)
CHF million
Forwards and forward rate agreements	398,951	324	298	0	0	0
Swaps	4,345,760	7,474	8,334	25,481	271	0
Options bought and sold (OTC)	189,387	725	848	0	0	0
Futures	64,875	0	0	0	0	0
Options bought and sold (exchange-traded)	38,640	0	0	0	0	0
Interest rate products	5,037,613	8,523	9,480	25,481	271	0
Forwards and forward rate agreements	1,314,397	9,440	10,394	0	0	0
Swaps [2]	86,161	1,414	1,366	319	223	0
Options bought and sold (OTC)	369,530	2,799	2,639	0	0	0
Futures	179	0	0	0	0	0
Foreign exchange products	1,770,267	13,653	14,399	319	223	0
Forwards and forward rate agreements	7,459	47	62	0	0	0
Options bought and sold (OTC)	10,858	146	78	0	0	0
Precious metal products	18,317	193	140	0	0	0
Forwards and forward rate agreements	3	0	0	0	0	0
Swaps	66,915	2,091	1,398	0	0	0
Options bought and sold (OTC)	104,895	4,724	4,442	0	0	0
Futures	1,488	0	0	0	0	0
Options bought and sold (exchange-traded)	6,821	41	417	0	0	0
Equity/index-related products	180,122	6,856	6,257	0	0	0
Credit default swaps	19,054	233	656	0	0	0
Total return swaps	5,717	219	68	0	0	0
Other credit derivatives	14,418	62	18	0	0	0
Credit derivatives	39,189	514	742	0	0	0
Swaps	12,603	1,437	371	0	0	0
Options bought and sold (OTC)	97	11	4	0	0	0
Options bought and sold (exchange-traded)	3	0	0	0	0	0
Other derivative products	12,703	1,448	375	0	0	0
Derivative financial instruments [3]	7,058,211	31,187	31,393	25,800	494	0
of which replacement value determined based on a valuation model	–	30,774	30,962	–	494	0
1 Relates to derivative financial instruments that qualify for hedge accounting.
2 Including combined interest rate and foreign exchange swaps.
3 Before impact of master netting agreements.

Positive and negative replacement values before and after consideration of master netting agreements
end of	2018	2017
Before consideration of master netting agreements (CHF million)
Positive replacement values – trading and hedging	38,126	31,681
Negative replacement values – trading and hedging	41,555	31,393
After consideration of master netting agreements
Positive replacement values – trading and hedging [1]	8,023	9,046
Negative replacement values – trading and hedging [1]	7,215	8,373
1 Netting includes counterparty exposure and cash collateral netting.
Positive replacement values by counterparty type
end of	2018	2017
CHF million
Central clearing counterparties	1,126	736
Banks and securities dealers	4,401	6,093
Other counterparties [1]	2,496	2,217
Positive replacement values	8,023	9,046
1 Primarily related to bilateral OTC derivative contracts with clients.
Fair value hedges
in	2018	2017
Gains/(losses) on derivative financial instruments recognized in income (CHF million)
Interest rate products	(348)	(327)
Gains/(losses) on derivative financial instruments recognized in income	(348)	(327)
Gains/(losses) on hedged items recognized in income
Interest rate products	348	328
Gains/(losses) on hedged items recognized in income	348	328
Details of fair value hedges
Net gains/(losses) on the ineffective portion	0	1
All gains/(losses) are recognized in net income/(loss) from trading activities and fair value option.
Cash flow hedges
in	2018	2017
Deferred unrealized gains/(losses) on derivative financial instruments related to cash flow hedges (CHF million) [1]
Balance at beginning of period	(61)	(25)
Interest rate products	(67)	(50)
Gains/(losses) on derivative financial instruments deferred during reporting period	(67)	(50)
Interest rate products [2]	(79)	(14)
Deferred gains/(losses) on derivative financial instruments reclassified into income	(79)	(14)
Balance at end of period	(49)	(61)
Details of cash flow hedges
Net gains/(losses) on the ineffective portion [2]	0	(2)
1 Included in the compensation account within other assets or other liabilities.
2 Included in net income/(loss) from trading activities and fair value option.
As of December 31, 2018, the net loss associated with cash flow hedges expected to be reclassified from other assets and other liabilities to the statement of income within the next 12 months was CHF 24 million.
As of December 31, 2018, the maximum length of time over which the Bank parent company hedged its exposure to the variability in future cash flows for forecasted transactions, excluding those forecasted transactions related to the payment of variable interest on existing financial instruments, was five years.
> Refer to “Use of derivative financial instruments and hedge accounting” in Note 3 – Risk management, use of derivative financial instruments and hedge accounting for further information.

14 Financial investments
	2018		2017
end of	Carrying value	Fair value	Carrying value	Fair value
CHF million
Debt securities	30,058	29,949	17,498	17,515
of which held-to-maturity	25,130	25,021	13,505	13,522
of which available-for-sale	4,928	4,928	3,993	3,993
Equity securities	651	659	1,026	1,048
of which qualified participations [1]	365	372	821	841
Real estate [2]	5	5	38	38
Other [3]	59	59	29	29
Financial investments	30,773	30,672	18,591	18,630
of which securities eligible for repurchase transactions in accordance with liquidity regulations	0	–	6	–
1 Includes participations held in financial investments with at least 10% in capital or voting rights.
2 Real estate acquired from the lending business (repossessed assets) and classified as held-for-sale is carried at lower of cost and liquidation value.
3 Includes other non-financial assets acquired from the lending business (repossessed assets) such as commodities, vehicles and other goods.
Debt securities by counterparty rating
end of	2018	2017
CHF million
AAA to AA–	4,409	3,993
BBB+ to BBB–	55	0
BB+ to B–	0	55
No rating [1]	25,594	13,450
Debt securities	30,058	17,498
Ratings are based on external data from Standard & Poor's.
1 Mainly related to funding in the form of bail-in capital and other capital instruments issued to subsidiaries.
15 Other assets and other liabilities
end of	2018	2017
CHF million
Compensation account [1]	1,309	1,831
Indirect taxes and duties	256	136
Other [2]	256	407
Other assets	1,821	2,374
Indirect taxes and duties	28	24
Other [3]	290	540
Other liabilities	318	564
1
Includes changes in the book value of assets and liabilities that are not recognized in the statement of income, such as hedge effectiveness, impacts from changes in own credit spreads and deferred gains or losses from the sale of debt securities held-to-maturity.

2 Includes receiveables from settlement accounts, security deposits and guarantee funds, coupons, internal clearing accounts and other miscellaneous assets.
3 Includes payables from settlement accounts, accounts payable for goods and services purchased, internal clearing accounts and other miscellaneous liabilities.
16 Assets pledged
	2018		2017
end of	Carrying value	Actual liabilities	Carrying value		Actual liabilities
CHF million [1]
Due from banks	9	9	0		0
Due from customers	19	19	94		94
Trading assets	911	348	1,378	[2]	764	[2]
Assets pledged	939	376	1,472		858
1 Excludes assets pledged in connection with securities lending and borrowing, repurchase agreements and reverse-repurchase agreements.
2 Prior period has been corrected.

17 Pension plans
As of December 31, 2018 and 2017, the Bank parent company’s did not have any liabilities due to own pension plans.
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
Employer contribution reserves
	Employer contribution reserves – notional			Amount subject to waiver		Employer contribution reserves – net			[1]	Increase/(Release) of employer contribution reserves included in personnel expenses
end of / in	2018		2017	2018	2017	2018		2017		2018	2017
CHF million
Swiss pension plan	15	[2]	20	0	0	15	[2]	20		0	0
Total	15		20	0	0	15		20		0	0
1 In line with Swiss GAAP statutory accounting guidance, contributions to the employer contribution reserves are not recorded in the Bank parent company's statutory balance sheet.
2 Reflects the transfer of employer contribution reserves from the Bank parent company to Credit Suisse Services AG and Credit Suisse Asset Management (Schweiz) AG as of January 1, 2018.
Pension plan economic benefit/(obligation), pension contributions and pension expenses
	Over/(Under) -funding				Economic benefit/ (obligation) recorded by Bank parent company			[2]	Pension contributions		Pension expenses included in personnel expenses
end of / in	2018		2017		2018	2017	Change		2018	2017	2018	2017
CHF million
Swiss pension plan – status overfunded	677	[1]	887	[1]	–	–	–		166	182	168	182
International pension plans – underfunded	(15)		(20)		(15)	(20)	5		1	0	(2)	(11)
International pension plans – without over-/underfunding	0		0		0	0	0		20	21	20	21
Total	662		867		(15)	(20)	5		187	203	186	192
1
Represents the Bank parent company's share of 39% in the total over/(under)funding of the Swiss pension plan of CHF 1,735 million and CHF 2,275 million as of December 31, 2018 and 2017, respectively.

2
In line with Swiss GAAP statutory accounting guidance, the Bank parent company's economic benefit from its share in the overfunding of the Swiss pension plan is not recorded in the Bank parent company's statutory balance sheet.

18 Issued structured products
	2018						2017
	Not bifurcated	[1]	Bifurcated			Total	Not bifurcated	[1]	Bifurcated			Total
end of	Liabilities from other financial instruments held at fair value	[2]	Value of underlying instrument	Value of derivative	[1]		Liabilities from other financial instruments held at fair value	[2]	Value of underlying instrument	Value of derivative	[1]
Carrying value of issued structured products by underlying risk of the embedded derivative (CHF million)
Interest rates
Structured products with own debt	13,087		0	0		13,087	14,414		0	0		14,414
Structured products without own debt	716		0	0		716	773		0	0		773
Equity
Structured products with own debt	34,601		0	0		34,601	37,694		0	0		37,694
Foreign exchange
Structured products with own debt	1,083		0	0		1,083	644		0	0		644
Structured products without own debt	0		695	(3)		692	0		528	(2)		526
Commodities / precious metals
Structured products with own debt	1,483		0	0		1,483	2,226		0	0		2,226
Structured products without own debt	0		66	(1)		65	0		56	0		56
Credit
Structured products with own debt	3,596		143	(1)		3,738	5,082		0	0		5,082
Other [3]
Structured products with own debt	79		0	0		79	112		0	0		112
Total	54,645		904	(5)		55,544	60,945		584	(2)		61,527
1 Carried at fair value.
2 Reflects balance sheet classification.
3 Includes structured products where the underlying risk relates to hedge funds or other products with multiple underlying risks.
19 Unsecured senior debt and structured notes
	2018				2017
end of	Original maturity up to 1 year	Original maturity greater than 1 year		Total	Original maturity up to 1 year	Original maturity greater than 1 year		Total
CHF million
Unsecured senior debt [1,2]	8,183	74,228	[3]	82,411	7,662	81,107	[3]	88,769
of which recorded in bonds and mortgage-backed bonds				82,411				88,769
Unsecured structured notes [4]	6,905	47,338		54,243	10,116	50,171		60,287
of which recorded in liabilities from other financial instruments held at fair value				53,929				60,172
of which recorded in bonds and mortgage-backed bonds				314				115
1 Includes guaranteed debt and payables related to fully funded swaps.
2 Excludes senior unsecured debt included in due to banks and customer deposits as well as certificates of deposits and bankers acceptances.
3 Includes bail-in instruments of CHF 14,788 million and CHF 9,572 million as of December 31, 2018 and 2017, respectively, with Credit Suisse Group AG. Prior period has been corrected.
4
For structured notes that include a put option, maturity is determined based on the first date at which a noteholder can request repayment. Structured notes with market triggering features are always reflected in accordance with original maturity.

20 Provisions and valuation adjustments
2018	Balance at beginning of period	Change in orga- nization	Utilized for purpose	Reclassifi- cations	Foreign exchange translation differences	Recoveries, interest past due	New charges to income statement	Releases to income statement	Balance at end of period
CHF million
Provisions for pension benefit obligations	20	0	0	0	(1)	0	1	(5)	15	[1]
Provisions for off-balance sheet default risks	153	0	(12)	0	2	0	239	(224)	158	[2,3]
Provisions for other business risks	30	(1)	(16)	4	0	0	2	(1)	18	[2]
Restructuring provisions	14	0	(60)	0	0	0	56	(1)	9	[4]
Other provisions	331	(6)	(83)	2	(5)	0	68	(48)	259	[5]
Provisions	548	(7)	(171)	6	(4)	0	366	(279)	459
Valuation adjustments for default and country risks [6]	909	0	(239)	0	4	25	640	(388)	951
of which valuation adjustments for default risks from impaired receivables	732	0	(239)	0	3	24	306	(96)	730
of which valuation adjustments for inherent risks	177	0	0	0	1	1	334	(292)	221
1 Discounted at rates between 1.50% and 8.20%.
2 Provisions are not discounted due to their short-term nature.
3 Provisions are mainly related to irrevocable loan commitments and guarantees.
4 Partially discounted at rates between 0.06% and 1.35%.
5 Includes provisions in respect of litigation claims of CHF 240 million and CHF 275 million as of December 31, 2018 and 2017, respectively; partially discounted at rates between 2.32% and 6.00%.
6 Changes in impaired loan classification during the year and related movements in valuation adjustments are reflected on a gross basis.
21 Composition of share capital, conversion and reserve capital
	2018			2017
end of	Quantity	Total nominal value (CHF million)		Quantity	Total nominal value (CHF million)
Share capital
Registered shares (at CHF 1 par value per share)	4,399,680,200	4,400	[1]	4,399,680,200	4,400	[1]
Total share capital		4,400			4,400
Conversion and reserve capital [2]
Unlimited conversion capital (at CHF 1 par value per share) [3]	unlimited	unlimited		unlimited	unlimited
Reserve capital (at CHF 1 par value per share) [4]	4,399,665,200	4,400		4,399,665,200	4,400
of which used for capital increases	0	0		0	0
of which reserved for planned capital increases	0	0		0	0
1 The dividend eligible capital equals the total nominal value. As of December 31, 2018 and 2017, the total nominal value of registered shares was CHF 4,399,680,200 and fully paid.
2 Represents authorized capital.
3 For information on principal characteristics of unlimited conversion capital, refer to Article 4d in the Articles of Association of the Bank parent company.
4 For information on principal characteristics of reserve capital, refer to Article 4e in the Articles of Association of the Bank parent company.
Non-distributable reserves
As of December 31, 2018 and 2017, the amount of non-distributable reserves in accordance with the Swiss Code of Obligations and the Bank parent company’s articles of association was CHF 2,200 million. Not reflected in this amount are reserves which the Bank parent company is required to retain in order to meet the regulatory capital requirements as a going concern.
Transactions with shareholders
In 2018, there were no non-cash transactions or transactions not carried out on an arm’s length basis with shareholders in their capacity as shareholder.

22 Significant shareholders and groups of shareholders
	2018				2017
end of	Number of shares (million)		Total nominal value (CHF million)	Share- holding (%)	Number of shares (million)		Total nominal value (CHF million)	Share- holding (%)
Direct shareholders
Credit Suisse Group AG	4,400	[1]	4,400	100.00	4,400	[1]	4,400	100.00
Indirect shareholders through Credit Suisse Group AG [2]
Chase Nominees Ltd. [3]	668		668	15.19	567		567	12.88
Nortrust Nominees Ltd. [3]	257		257	5.84	242		242	5.49
1 All shares with voting rights.
2
Pro-forma numbers calculated based on the percentage interest held in Group shares as per the share register of the Group on December 31 of the reporting period. Includes shareholders registered as nominees.

3
Nominee holdings exceeding 2% are registered with a right to vote only if the nominee confirms that no individual shareholder holds more than 0.5% of the outstanding share capital or if the nominee discloses the identity of any beneficial owner holding more than 0.5% of the outstanding capital.

Information received from shareholders of the Group not registered in the share register
In addition to the shareholdings registered in the share register of the Group, the Group has obtained and reported to the SIX Swiss Exchange (SIX) information from its shareholders in accordance with the notification requirements of the Swiss Federal Act on Financial Market Infrastructures and Market Conduct in Securities and Derivatives Trading. These shareholders may hold their shareholdings in Group shares through a nominee. The following shareholder notifications relate to registered voting rights exceeding 5% of all voting rights, which are subject to disclosure in the notes to the financial statements in accordance with Swiss GAAP statutory.
In a disclosure notification that the Group published on November 9, 2013, the Group was notified that as of November 4, 2013, Harris Associates L.P. held 81.5 million shares, or 5.17% of the voting rights, of the registered Group shares issued as of the date of the notified transaction. No further disclosure notification has been received from Harris Associates L.P. relating to holdings of registered Group shares since 2013. This position includes the reportable position of Harris Associates Investment Trust (4.97% of the voting rights), as published by the SIX on August 1, 2018.
In a disclosure notification that the Group published on September 6, 2018, the Group was notified that as of August 24, 2018, Qatar Holding LLC held 133.2 million shares, or 5.21% of the voting rights, of the registered Group shares issued as of the date of the notified transaction.
In 2018, the Group received disclosure notifications from Norges Bank that their holdings of registered Group shares and voting rights had fallen below the 5% threshold. The Olayan Group and BlackRock, Inc.’s holdings of registered Group shares and voting rights remained below the 5% threshold both as of December 31, 2018 and as of December 31, 2017.
Shareholders with a qualified participation
As of December 31, 2018, Credit Suisse Group AG as direct shareholder of Credit Suisse AG is the only shareholder with a qualified participation in accordance with Bank Law.
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
Share-based awards outstanding
	2018		2017
end of	Number of share- based awards outstanding in million	Fair value in CHF million	Number of share- based awards outstanding in million	Fair value in CHF million
Share-based awards [1]
Employees	22.4	242	21.7	377
Share-based awards outstanding	22.4	242	21.7	377
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
As of December 31, 2018 and 2017, the Bank parent company did not have any option plans with outstanding options.
Compensation plans
For 2017, the Bank parent company granted share awards, performance share awards and Contingent Capital Awards (CCA) as deferred compensation in February 2018.
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
In 2018 and 2017, the Bank parent company’s total expenses related to deferred compensation plans were CHF 107 million and CHF 249 million, respectively.
For 2018 and 2017, all share-based compensation plans of the Bank parent company were either settled in shares of the Group parent company (Group shares) or in cash on the basis of the fair value of the Group shares.
Share awards
Share awards granted in February 2018 are similar to those granted in February 2017. Each share award granted entitles the holder of the award to receive one Group share, subject to service conditions. Share awards vest over three years with one third of the share awards vesting on each of the three anniversaries of the grant date (ratable vesting), with the exception of awards granted to individuals classified as risk managers or senior managers under the UK PRA Remuneration Code or similar regulations in other jurisdictions. Share awards granted to risk managers vest over five years with one fifth of the award vesting on each of the five anniversaries of the grant date, while share awards granted to senior managers vest over five years commencing on the third anniversary of the grant date, with one fifth of the award vesting on each of the third to seventh anniversaries of the grant date. Share awards are expensed over the service period of the awards. The value of the share awards is solely dependent on the Group share price at the time of delivery.
The share awards include other awards, such as blocked shares and special awards, which may be granted to new employees. These awards entitle the holder to receive one Group share, are subject to continued employment with the Bank parent company, contain restrictive covenants and cancellation provisions and generally vest between zero and five years.
On February 15, 2018, the Bank parent company granted 6.5 million share awards with a total value of CHF 114 million. The number of share awards granted to employees was generally determined by dividing the deferred component of variable compensation being granted as share awards by the average price of a Group share over the ten consecutive trading days ended February 28, 2018. The fair value of each share award was CHF 17.22, the Group share price on the grant date. The majority of share awards granted include the right to receive dividend equivalents on vested shares.
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
Performance share awards granted from 2016 and onward are subject to a negative adjustment in the event of a divisional loss by the division in which the employees worked as of December 31, 2018, or a negative ROE of the Group, whichever results in a larger adjustment. For employees in corporate functions and the Strategic Resolution Unit, the negative adjustment only applies in the event of a negative return on equity (ROE) of the Group and is not linked to the performance of the divisions. The basis for the ROE calculation may vary from year to year, depending on the Compensation Committee’s determination for the year in which the performance shares are granted.
On February 15, 2018, the Bank parent company granted 4.6 million performance share awards with a total value of CHF 80 million. The number of performance share awards granted to employees was generally determined by dividing the deferred component of variable compensation being granted as performance share awards by the average price of a Group share over the ten consecutive trading days ended February 28, 2018. The fair value of each performance share award was CHF 17.22, the Group share price on the grant date. The majority of performance share awards granted include the right to receive dividend equivalents on vested shares.
There was no negative adjustment applied to performance share awards granted in 2018 or in previous years.
Contingent Capital Awards
CCA were granted in February 2018 and February 2017 to managing directors and directors as part of the 2017 and 2016 deferred variable compensation and have rights and risks similar to those of certain contingent capital instruments issued by the Group in the market. CCA are scheduled to vest on the third anniversary of the grant date, other than those granted to individuals classified as risk managers or senior managers under the UK PRA Remuneration Code, where CCA vest on the fifth and seventh anniversaries of the grant date, respectively, and will be expensed over the vesting period. CCA generally provide a conditional right to receive semi-annual cash payments of interest equivalents until settled, with rates being dependent upon the vesting period and currency of denomination:
■ CCA granted in 2018 and 2017 that are denominated in US dollars and vest three years from the date of grant receive interest equivalents at a rate of 3.05% and 4.27%, respectively, per annum over the six-month US dollar London Interbank Offered Rate (LIBOR);
■ CCA granted in 2018 and 2017 that are denominated in Swiss francs and vest three years from the date of grant receive interest equivalents at a rate of 2.24% and 3.17%, respectively, per annum over the six-month Swiss franc LIBOR;
■ CCA granted in 2017 that are denominated in US dollars and vest five or seven years from the date of grant receive interest equivalents at a rate of 4.27% per annum over the six-month US dollar LIBOR; and
■ CCA granted in 2017 that are denominated in Swiss francs and vest five or seven years from the date of grant receive interest equivalents at a rate of 3.03% and 2.93%, respectively, per annum over the six-month Swiss franc LIBOR.
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
CCA have loss-absorbing features such that prior to settlement, the principal amount of the CCA would be written down to zero and forfeited if any of the following trigger events were to occur:
■ the Group’s reported common equity tier 1 (CET1) ratio falls below 7%; or
■ FINMA determines that cancellation of the CCA and other similar contingent capital instruments is necessary, or that the Group requires public sector capital support, in either case to prevent it from becoming insolvent or otherwise failing.
On February 15, 2018, the Bank parent company awarded CHF 25 million and USD 23 million of CCA that are expensed over the vesting period from the grant date.
Contingent Capital share awards
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
Other cash awards
Other cash awards include certain share and performance share awards settled in cash.

24 Amounts receivable from and amounts payable to related parties
	2018		2017
end of	Amounts receivable	Amounts payable	Amounts receivable	Amounts payable
CHF million
Shareholders with a qualified participation	4,100	25,039	3,514	22,790
Group companies	180,310	115,453	210,033	141,812
Affiliated companies	1,288	410	688	561
Members of governing bodies [1]	42	78	37	103
1
Includes both the governing bodies of the Bank parent company (Credit Suisse AG) and the governing bodies of the Group holding company (Credit Suisse Group AG). Governing bodies include members of the Board of Directors, the Executive Board and the statutory auditors and companies controlled by members of each of these bodies.

Significant off-balance sheet transactions
As part of the normal course of business, the Bank parent company issues guarantees, loan commitments and enters into other agreements with group companies which are recorded as off-balance sheet transactions by the Bank parent company. As of December 31, 2018 and 2017, the Bank parent company had contingent liabilities of CHF 27,572 million and CHF 70,015 million, respectively, and irrevocable loan commitments of CHF 7,581 million and CHF 3,395 million, respectively, of which substantially all were related to transactions with group companies.
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
Sales and Trading Services
On November 20, 2016, with retrospective effect between the parties as of August 1, 2016, the Bank parent company entered into a contractual relationship with Credit Suisse (Schweiz) AG. The purpose of this contractual relationship was to collaboratively operate the Swiss portion of the former STS business. With effect from September 30, 2018, this contractual relationship has been discontinued by both parties.

25 Total assets by country rating
	2018			2017
end of	CHF million	[2]	%	CHF million	[2]	%
Internal country rating [1]
AAA	42,099		7.9%	165,966		28.8%
AA	334,577		62.8%	253,537		44.0%
A	35,970		6.8%	34,106		5.9%
BBB	19,513		3.7%	13,190		2.3%
BB	7,621		1.4%	9,103		1.6%
B	8,480		1.6%	5,227		0.9%
CCC	6,789		1.3%	6,943		1.2%
C	56		0.0%	41		0.0%
D	193		0.0%	156		0.0%
Foreign assets	455,298		85.5%	488,269		84.7%
Domestic assets	77,518		14.5%	87,949		15.3%
Total assets	532,816		100.0%	576,218		100.0%
1
Internal ratings are calibrated to the long-term issuer credit ratings of Standard & Poor's for the respective sovereigns. Internal country ratings may differ from Standard & Poor's respective country ratings.

2 Net balance sheet exposure by country rating of risk domicile.
26 Fiduciary transactions
end of	2018	2017
CHF million
Fiduciary placements with third-party institutions	3,040	2,729
Fiduciary transactions	3,040	2,729
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
The Group reviews relevant policies regarding client assets on a regular basis. Following such reviews in 2018, with effect from January 1, 2019, the Group updated its assets under management policy primarily to introduce more specific criteria to evaluate whether client assets qualify as assets under management. The introduction of this updated policy for the Bank parent company is expected to result in a reclassification of approximately CHF 19 billion of assets under management to assets under custody which will be reflected as a structural effect in 2019.
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
Assets under management
end of	2018	2017
CHF billion
Assets in collective investment instruments managed by Credit Suisse AG	0.1	0.2
Assets with discretionary mandates	84.9	88.5
Other assets under management	381.6	391.3
Assets under management (including double counting)	466.6	480.0
of which double counting	–	–
Changes in assets under management
	2018		2017
CHF billion
Balance at beginning of period [1]	480.0		581.1
Net new assets/(Net asset outflows)	23.8		28.0
Market movements, interest, dividends and foreign exchange	(26.0)		31.3
of which market movements, interest and dividends [2]	(21.9)		33.2
of which foreign exchange	(4.1)		(1.9)
Other effects	(11.2)	[3]	(160.4)	[4]
Balance at end of period [1]	466.6		480.0
1 Including double counting.
2 Net of commissions and other expenses and net of interest expenses charged.
3 Includes structural effect outflows of CHF 5.2 billion related to the impact of US sanctions involving Russia and CHF 4.6 billion related to transfers to subsidiaries.
4
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

Proposed appropriation of reserves and retained earnings
Proposed appropriation of voluntary income reserves
2018
Voluntary income reserves (CHF million)
Balance at end of year	610
Transfer to retained earnings	(610)
Balance after transfer	0
Proposed appropriation of retained earnings
2018
Retained earnings (CHF million)
Retained earnings carried forward	215
Net profit/(loss)	(647)
Transfer from voluntary income reserves	610
Retained earnings available for appropriation	178
Dividend	(10)
Retained earnings to be carried forward	168
Proposed appropriation of capital contribution reserves
2018
Capital contribution reserves (CHF million)
Balance at end of year	37,913
Appropriation [1]	(2)
Balance after appropriation	37,911
1 Related to a planned transfer of certain employees and the related assets and liabilities to Credit Suisse Services AG.

[this page intentionally left blank]

X – Additional information
Statistical information
Other information

Statistical information
Statistical information – Group
Set forth below is statistical information for the Group required under the US Securities and Exchange Commission’s (SEC) specialized industry guide for bank holding companies – Industry Guide 3. The tables are based on information in VI – Consolidated financial statements – Credit Suisse Group.
Average balances and interest rates
	2018						2017						2016
in	Average balance	[1]	Interest income		Average rate		Average balance	[1]	Interest income		Average rate		Average balance	[1]	Interest income		Average rate
Assets (CHF million, except where indicated)
Cash and due from banks
Switzerland	828		(155)	[2]	(18.72)%	[2]	1,074		(195)	[2]	(18.16)%	[2]	369		(75)	[2]	(20.33)%	[2]
Foreign	37,882		574		1.52%		31,058		302		0.97%		44,196		199		0.45%
Interest-bearing deposits with banks
Switzerland	55		0		0.00%		37		0		0.00%		16		0		0.00%
Foreign	950		6		0.63%		693		3		0.43%		796		5		0.63%
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions [3]
Switzerland	4,169		49		1.18%		4,236		39		0.92%		2,122		21		0.99%
Foreign	132,532		2,807		2.12%		144,817		2,476		1.71%		146,474		2,746		1.87%
Trading assets
Switzerland	748		45		6.02%		1,047		46		4.39%		1,078		51		4.73%
Foreign	128,069		7,086		5.53%		146,817		6,651		4.53%		169,850		7,432		4.38%
Investment securities
Switzerland	309		1		0.32%		513		2		0.39%		633		2		0.32%
Foreign	2,044		79		3.86%		1,966		45		2.29%		2,133		58		2.72%
Loans
Switzerland	155,535		2,530		1.63%		154,621		2,543		1.64%		154,357		2,487		1.61%
Foreign	130,336		4,240		3.25%		122,524		3,436		2.80%		121,145		3,142		2.59%
Other interest-earning assets
Switzerland	2,211		28		1.27%		1,105		19		1.72%		1,932		39		2.02%
Foreign	61,797		2,323		3.76%		62,925		1,690		2.69%		82,307		1,267		1.54%
Interest-earning assets	657,465		19,613		2.98%		673,433		17,057		2.53%		727,408		17,374		2.39%
Specific allowance for losses	(5,061)						(5,209)						(4,827)
Non-interest-earning assets	203,860						205,759						205,424
Total assets	856,264						873,983						928,005
Percentage of assets attributable to foreign activities	78.01%						78.04%						79.06%
1 Monthly averages have been used where daily averages are unavailable.
2
Includes negative interest income from deposits placed with the Swiss National Bank due to negative interest rates beginning in 2015. The respective principal of such interest is reported under non-interest-earning assets.

3
Average balances of central bank funds sold, securities purchased under resale agreements and securities borrowing transactions are reported net in accordance with ASC Topic 210 - Balance sheet, while interest income excludes the impact of ASC Topic 210 - Balance sheet.

Average balances and interest rates (continued)
	2018				2017				2016
in	Average balance	[1]	Interest expense	Average rate	Average balance	[1]	Interest expense	Average rate	Average balance	[1]	Interest expense	Average rate
Liabilities (CHF million, except where indicated)
Deposits of banks
Switzerland	1,143		(4)	(0.35)%	2,031		(5)	(0.25)%	1,497		(3)	(0.20)%
Foreign	15,327		213	1.39%	14,998		122	0.81%	20,798		121	0.58%
Deposits of non-banks
Switzerland	163,478		134	0.08%	165,821		94	0.06%	157,038		86	0.05%
Foreign	198,438		1,944	0.98%	187,205		1,143	0.61%	186,970		840	0.45%
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions [2]
Switzerland	1,612		77	4.78%	2,589		77	2.97%	2,624		66	2.52%
Foreign	37,566		1,800	4.79%	46,091		1,207	2.62%	55,419		1,322	2.39%
Trading liabilities
Switzerland	330		13	3.94%	337		10	2.97%	291		15	5.15%
Foreign	37,409		3,441	9.20%	40,648		3,533	8.69%	38,241		3,587	9.38%
Short-term borrowings
Switzerland	79		0	0.00%	68		0	0.00%	880		0	0.00%
Foreign	27,989		359	1.28%	16,610		166	1.00%	12,195		84	0.69%
Long-term debt
Switzerland	38,716		1,372	3.54%	30,936		917	2.96%	28,857		640	2.22%
Foreign	128,638		2,445	1.90%	157,614		2,726	1.73%	171,543		2,879	1.68%
Other interest-bearing liabilities
Switzerland	647		7	1.08%	1,315		8	0.61%	2,491		19	0.76%
Foreign	46,489		803	1.73%	51,100		502	0.98%	72,020		156	0.22%
Interest-bearing liabilities	697,861		12,604	1.81%	717,363		10,500	1.46%	750,864		9,812	1.31%
Non-interest-bearing liabilities	115,738				114,253				133,081
Total liabilities	813,599				831,616				883,945
Shareholders' equity	42,665				42,367				44,060
Total liabilities and shareholders' equity	856,264				873,983				928,005
Percentage of liabilities attributable to foreign activities	73.68%				74.75%				77.29%
1 Monthly averages have been used where daily averages are unavailable.
2
Average balances of central bank funds purchased, securities sold under repurchase agreements and securities lending transactions are reported net in accordance with ASC Topic 210 - Balance sheet, while interest expense excludes the impact of ASC Topic 210 - Balance sheet.

Net interest income and interest rate spread
	2018		2017		2016
in	Net interest income in CHF million	Interest rate spread in %	Net interest income in CHF million	Interest rate spread in %	Net interest income in CHF million	Interest rate spread in %
Net interest income and interest rate spread
Switzerland	899	0.70	1,353	1.00	1,702	1.20
Foreign	6,110	1.30	5,204	1.10	5,860	1.00
Total net	7,009	1.20	6,557	1.00	7,562	1.10

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
Selected margin information
in	2018	2017	2016
Selected margin information (average rate in %)
Switzerland	0.55	0.83	1.06
Foreign	1.24	1.02	1.03
Net interest margin	1.07	0.97	1.04
The US Federal Reserve successively raised the target range of the federal funds rate to 1.50% to 1.75% in March 2018, 1.75% to 2.00% in June 2018, 2.00% to 2.25% in September 2018 and 2.25% to 2.50% in December 2018.
The Swiss National Bank set the three-month Swiss franc London Interbank Offered Rate, which was (0.75)% at the end of December 2018.
The European Central Bank set the fixed rate tenders, which stood at 0.00% at the end of 2018.
The Bank of England set the bank rate at 0.50% in 2017 and changed the bank rate to 0.75% in August 2018.
Analysis of changes in net interest income
	2018 vs 2017			2017 vs 2016
	Increase/(decrease) due to changes in			Increase/(decrease) due to changes in
in	Average volume	Average rate	Net change	Average volume	Average rate	Net change
Assets (CHF million)
Cash and due from banks
Switzerland	45	(5)	40	(143)	23	(120)
Foreign	66	206	272	(59)	162	103
Interest-bearing deposits with banks
Switzerland	0	0	0	0	0	0
Foreign	1	2	3	(1)	(1)	(2)
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions
Switzerland	(1)	11	10	21	(3)	18
Foreign	(210)	541	331	(31)	(239)	(270)
Trading assets
Switzerland	(13)	12	(1)	(1)	(4)	(5)
Foreign	(849)	1,284	435	(1,009)	228	(781)
Investment securities
Switzerland	(1)	0	(1)	0	0	0
Foreign	2	32	34	(5)	(8)	(13)
Loans
Switzerland	15	(28)	(13)	4	52	56
Foreign	219	585	804	36	258	294
Other interest-earning assets
Switzerland	19	(10)	9	(17)	(3)	(20)
Foreign	(30)	663	633	(298)	721	423
Interest-earning assets
Switzerland	64	(20)	44	(136)	65	(71)
Foreign	(801)	3,313	2,512	(1,367)	1,121	(246)
Change in interest income	(737)	3,293	2,556	(1,503)	1,186	(317)

Analysis of changes in net interest income (continued)
	2018 vs 2017			2017 vs 2016
	Increase/(decrease) due to changes in			Increase/(decrease) due to changes in
in	Average volume	Average rate	Net change	Average volume	Average rate	Net change
Liabilities (CHF million)
Deposits of banks
Switzerland	2	(1)	1	(1)	(1)	(2)
Foreign	3	88	91	(34)	35	1
Deposits of non-banks
Switzerland	(1)	41	40	4	4	8
Foreign	69	732	801	1	302	303
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions
Switzerland	(29)	29	0	(1)	12	11
Foreign	(223)	816	593	(223)	108	(115)
Trading liabilities
Switzerland	0	3	3	2	(7)	(5)
Foreign	(281)	189	(92)	226	(280)	(54)
Short-term borrowings
Switzerland	0	0	0	0	0	0
Foreign	114	79	193	30	52	82
Long-term debt
Switzerland	230	225	455	46	231	277
Foreign	(501)	220	(281)	(234)	81	(153)
Other interest-bearing liabilities
Switzerland	(4)	3	(1)	(9)	(2)	(11)
Foreign	(45)	346	301	(46)	392	346
Interest-bearing liabilities
Switzerland	198	300	498	41	237	278
Foreign	(864)	2,470	1,606	(280)	690	410
Change in interest expense	(666)	2,770	2,104	(239)	927	688
Change in interest income
Switzerland	(134)	(320)	(454)	(177)	(172)	(349)
Foreign	63	843	906	(1,087)	431	(656)
Total change in net interest income	(71)	523	452	(1,264)	259	(1,005)
Carrying value of financial investments
end of	2018	2017	2016
Debt securities (CHF million)
Debt securities issued by Swiss federal, cantonal or local governmental entities	2	212	259
Debt securities issued by foreign governments	828	1,236	1,343
Corporate debt securities	649	238	287
Residential mortgage-backed securities	1,430	207	497
Commercial mortgage-backed securities	2	173	14
Total debt securities	2,911	2,066	2,400
As of December 31, 2018, no aggregate investment in debt securities of a specific counterparty was in excess of 10% of consolidated shareholders’ equity.

Maturities and weighted-average yields of debt securities included in financial investments
	Within 1 year		1 to 5 years		5 to 10 years		Over 10 years		Total
end of 2018	Amount in CHF million	Yield in %	Amount in CHF million	Yield in %	Amount in CHF million	Yield in %	Amount in CHF million	Yield in %	Amount in CHF million	Yield in %
Debt securities
Debt securities issued by the Swiss federal, cantonal or local governmental entities	0	–	2	3.55	0	–	0	–	2	3.55
Debt securities issued by foreign governments	652	0.78	0	–	169	0.67	0	–	821	0.76
Corporate debt securities	192	0.49	6	4.50	451	0.90	0	–	649	0.81
Residential mortgage-backed securities	0	–	0	–	0	–	1,430	2.45	1,430	2.45
Commercial mortgage-backed securities	0	–	0	–	0	–	2	0.0	2	–
Total debt securities	844	0.72	8	4.30	620	0.83	1,432	2.45	2,904	1.61
Since substantially all investment securities are taxable securities, the yields presented above are on a tax-equivalent basis.
The values above are based upon amortized cost, whereas certain financial investments are carried at fair value in the consolidated balance sheets.
Details of the loan portfolio
end of	2018	2017	2016	2015	2014
Loan portfolio (CHF million, except where indicated)
Mortgages	103,684	101,856	100,776	99,216	95,201
Loans collateralized by securities	4,626	4,436	4,510	3,988	3,899
Consumer finance	3,095	2,985	2,820	2,874	3,241
Consumer	111,405	109,277	108,106	106,078	102,341
Real estate	22,749	22,816	23,408	23,418	25,440
Commercial and industrial loans	24,106	22,691	23,439	22,344	22,928
Financial institutions	1,490	2,205	3,011	3,100	4,041
Governments and public institutions	694	707	802	831	1,017
Corporate & institutional	49,039	48,419	50,660	49,693	53,426
Switzerland	160,444	157,696	158,766	155,771	155,767
Mortgages	4,161	4,183	3,559	3,948	3,601
Loans collateralized by securities	37,408	37,580	32,758	33,958	35,919
Consumer finance	810	1,257	670	892	1,082
Consumer	42,379	43,020	36,987	38,798	40,602
Real estate	3,978	3,783	2,608	3,033	3,758
Commercial and industrial loans	61,592	58,979	60,301	55,423	52,118
Financial institutions	17,004	13,492	14,910	18,234	18,302
Governments and public institutions	3,199	3,167	3,471	2,747	2,874
Corporate & institutional	85,773	79,421	81,290	79,437	77,052
Foreign	128,152	122,441	118,277	118,235	117,654
Gross loans	288,596	280,137	277,043	274,006	273,421
of which held at amortized cost	273,723	264,830	257,515	253,186	250,508
of which held at fair value	14,873	15,307	19,528	20,820	22,913
Net (unearned income)/deferred expenses	(113)	(106)	(129)	(145)	(112)
Allowance for loan losses	(902)	(882)	(938)	(866)	(758)
Net loans	287,581	279,149	275,976	272,995	272,551
Percentage of allowance for loan losses [1]	0.3%	0.3%	0.3%	0.3%	0.3%
1 Calculated based on net loans which are not carried at fair value.

Loan portfolio by industry
end of	2018	2017
Loan portfolio by industry (CHF million)
Banks	1,039	1,007
Other financial services	17,455	14,690
Real estate companies	26,727	26,599
Other services	32,345	31,452
Manufacturing	11,087	9,289
Wholesale and retail trade	10,663	10,540
Construction	3,361	2,620
Transportation	18,897	19,615
Health and social services	2,835	2,511
Hotels and restaurants	1,454	1,660
Agriculture and mining	3,517	2,404
Telecommunications	758	817
Governments, public institutions and non-profit organizations	4,674	4,636
Corporate & institutional	134,812	127,840
Consumer	153,784	152,297
Gross loans	288,596	280,137
Net (unearned income)/deferred expenses	(113)	(106)
Allowance for loan losses	(902)	(882)
Net loans	287,581	279,149
Details of the loan portfolio by time remaining until contractual maturity by category
end of 2018	1 year or less	1 year to 5 years	After 5 years	Loans with no stated maturity	[1]	Self- amortizing loans	[2]	Total
Loan portfolio (CHF million)
Mortgages	28,873	47,176	26,850	785		0		103,684
Loans collateralized by securities	3,775	556	294	1		0		4,626
Consumer finance	302	7	1	0		2,785		3,095
Consumer	32,950	47,739	27,145	786		2,785		111,405
Real estate	13,665	6,100	2,903	63		18		22,749
Commercial and industrial loans	16,350	3,459	1,837	80		2,380		24,106
Financial institutions	907	296	90	3		194		1,490
Governments and public institutions	354	181	152	0		7		694
Corporate & institutional	31,276	10,036	4,982	146		2,599		49,039
Switzerland	64,226	57,775	32,127	932		5,384		160,444
Mortgages	2,037	1,931	41	8		144		4,161
Loans collateralized by securities	33,026	3,423	959	0		0		37,408
Consumer finance	703	3	48	0		56		810
Consumer	35,766	5,357	1,048	8		200		42,379
Real estate	1,765	1,668	347	0		198		3,978
Commercial and industrial loans	32,509	16,920	8,382	12		3,769		61,592
Financial institutions	7,315	8,397	825	0		467		17,004
Governments and public institutions	476	1,263	910	0		550		3,199
Corporate & institutional	42,065	28,248	10,464	12		4,984		85,773
Foreign	77,831	33,605	11,512	20		5,184		128,152
Gross loans	142,057	91,380	43,639	952		10,568		288,596
of which fixed rate	85,405	50,792	34,334	0		5,177		175,708
of which variable rate [3]	56,652	40,588	9,305	952		5,391		112,888
Net (unearned income)/deferred expenses								(113)
Allowance for loan losses								(902)
Net loans								287,581
1 Loans with no stated maturity include primarily certain loan products within Switzerland without a stated maturity within the original loan agreement.
2 Self-amortizing loans include loans with monthly or quarterly interest and principal payments and are primarily related to lease financings.
3 Includes rollover loans with interest fixing periods up to 12 month.

Non-performing and non-interest-earning loans
						Interest income which would have been recognized		Interest income which was recognized
in / end of	2018	2017	2016	2015	2014	2018	2017	2018	2017
Non-performing and non-interest-earning loans (CHF million)
Switzerland	410	499	401	374	389	16	16	3	2
Foreign	793	549	835	609	364	31	45	7	10
Non-performing loans [1]	1,203	1,048	1,236	983	753	47	61	10	12
Switzerland	124	76	79	100	87	8	7	0	1
Foreign	176	147	186	172	192	9	7	2	2
Non-interest-earning loans [1]	300	223	265	272	279	17	14	2	3
Total non-performing and non-interest-earning loans	1,503	1,271	1,501	1,255	1,032	64	75	12	15
1 Refer to "Impaired loans" in VI – Consolidated financial statements – Credit Suisse Group – Note 19 – Loans, allowance for loan losses and credit quality for a definition of these terms.
Potential problem loans
end of	2018	2017	2016	2015	2014
Potential problem loans (CHF million)
Switzerland	253	112	125	120	98
Foreign	137	437	488	316	89
Total potential problem loans	390	549	613	436	187
Restructured loans
						Interest income which would have been recognized		Interest income which was recognized
in / end of	2018	2017	2016	2015	2014	2018	2017	2018	2017
Restructured loans (CHF million)
Switzerland	77	99	26	21	4	1	1	1	1
Foreign	222	191	332	261	167	8	10	7	8
Total restructured loans	299	290	358	282	171	9	11	8	9

Movements in the allowance for loan losses
	2018	2017	2016	2015	2014
Allowance for loan losses (CHF million, except where indicated)
Balance at beginning of period	882	938	866	758	869
Switzerland	85	73	56	93	54
Foreign	116	117	193	202	91
Net movements recognized in the consolidated statements of operations	201	190	249	295	145
Mortgages	(2)	(2)	(4)	(3)	(2)
Loans collateralized by securities	(1)	(1)	(2)	(3)	(5)
Consumer finance	(50)	(52)	(59)	(67)	(88)
Consumer	(53)	(55)	(65)	(73)	(95)
Real estate	0	0	0	0	(3)
Commercial and industrial loans	(43)	(38)	(48)	(30)	(46)
Financial institutions	(1)	0	(3)	(1)	0
Corporate & institutional	(44)	(38)	(51)	(31)	(49)
Switzerland	(97)	(93)	(116)	(104)	(144)
Mortgages	(9)	0	(1)	(3)	(2)
Loans collateralized by securities	0	(1)	(5)	(1)	(2)
Consumer finance	(23)	(4)	(15)	(41)	(9)
Consumer	(32)	(5)	(21)	(45)	(13)
Real estate	0	0	(1)	0	0
Commercial and industrial loans	(140)	(169)	(136)	(58)	(179)
Financial institutions	0	(35)	(4)	(22)	(13)
Corporate & institutional	(140)	(204)	(141)	(80)	(192)
Foreign	(172)	(209)	(162)	(125)	(205)
Gross write-offs	(269)	(302)	(278)	(229)	(349)
Consumer finance	17	12	13	11	16
Consumer	17	12	13	11	16
Commercial and industrial loans	19	27	4	0	2
Corporate & institutional	19	27	4	0	2
Switzerland	36	39	17	11	18
Consumer finance	4	0	0	1	1
Consumer	4	0	0	1	1
Real estate	0	1	0	0	0
Commercial and industrial loans	16	12	46	16	18
Financial institutions	0	1	1	0	4
Governments and public institutions	2	0	2	0	0
Corporate & institutional	18	14	49	16	22
Foreign	22	14	49	17	23
Recoveries	58	53	66	28	41
Net write-offs	(211)	(249)	(212)	(201)	(308)
Provisions for interest	30	13	18	18	20
Foreign currency translation impact and other adjustments, net	0	(10)	17	(4)	32
Balance at end of period	902	882	938	866	758
Average loan balance	285,871	277,145	275,502	275,661	258,833
Ratio of net write-offs to average loans	0.07%	0.09%	0.08%	0.07%	0.12%

Analysis of the allowance for loan losses by Switzerland, foreign and category
	2018		2017		2016		2015		2014
end of	CHF million	% of allowance in each category to total loans	CHF million	% of allowance in each category to total loans	CHF million	% of allowance in each category to total loans	CHF million	% of allowance in each category to total loans	CHF million	% of allowance in each category to total loans
Analysis of the allowance for loan losses
Mortgages	35	0.0%	48	0.0%	38	0.0%	42	0.0%	44	0.0%
Loans collateralized by securities	1	0.0%	2	0.0%	2	0.0%	2	0.0%	2	0.0%
Consumer finance	72	0.0%	76	0.0%	83	0.0%	97	0.0%	110	0.0%
Consumer	108	0.0%	126	0.0%	123	0.0%	141	0.1%	156	0.1%
Real estate	40	0.0%	42	0.0%	52	0.0%	52	0.0%	49	0.0%
Commercial and industrial loans	242	0.1%	197	0.1%	173	0.1%	169	0.1%	139	0.1%
Financial institutions	2	0.0%	0	0.0%	0	0.0%	3	0.0%	0	0.0%
Corporate & institutional	284	0.1%	239	0.1%	225	0.1%	224	0.1%	188	0.1%
Switzerland	392	0.1%	365	0.1%	348	0.1%	365	0.1%	344	0.1%
Mortgages	13	0.0%	10	0.0%	8	0.0%	10	0.0%	10	0.0%
Loans collateralized by securities	34	0.0%	47	0.0%	52	0.0%	12	0.0%	51	0.0%
Consumer finance	32	0.0%	37	0.0%	33	0.0%	52	0.0%	34	0.0%
Consumer	79	0.0%	94	0.0%	93	0.0%	74	0.0%	95	0.0%
Real estate	17	0.0%	6	0.0%	3	0.0%	5	0.0%	5	0.0%
Commercial and industrial loans	337	0.1%	363	0.1%	429	0.2%	326	0.1%	224	0.1%
Financial institutions	77	0.0%	54	0.0%	65	0.0%	96	0.0%	90	0.0%
Corporate & institutional	431	0.1%	423	0.2%	497	0.2%	427	0.2%	319	0.1%
Foreign	510	0.2%	517	0.2%	590	0.2%	501	0.2%	414	0.2%
Total allowance for loan losses	902	0.3%	882	0.3%	938	0.3%	866	0.3%	758	0.3%
of which on principal	807	0.3%	786	0.3%	848	0.3%	800	0.3%	686	0.3%
of which on interest	95	0.0%	96	0.0%	90	0.0%	66	0.0%	72	0.0%
Percentages may not add up due to rounding.
Gross write-offs of loans by industry
in	2018	2017	2016	2015	2014
Gross write-offs of loans (CHF million)
Banks	0	1	0	0	0
Other financial services	1	34	8	24	14
Real estate companies	0	0	1	0	3
Other services	47	12	22	2	10
Manufacturing	10	24	12	8	112
Wholesale and retail trade	24	22	15	15	9
Construction	1	2	11	3	0
Transportation	78	87	53	35	62
Health and social services	2	0	0	0	1
Hotels and restaurants	0	0	0	3	0
Agriculture and mining	21	60	69	21	30
Telecommunications	0	0	1	0	0
Corporate & institutional	184	242	192	111	241
Consumer	85	60	86	118	108
Total gross write-offs	269	302	278	229	349

Cross-border outstandings
end of	Banks	Private	Public	Subtotal	Net local country assets over liabilities	Commit- ments	Total
2018 (CHF million)
United States	6,572	51,068	19,073	76,713	44,194	75,194	196,101
United Kingdom	6,542	13,652	1,713	21,907	0	4,108	26,015
Cayman Islands	227	20,545	366	21,138	1,312	2,474	24,924
Luxembourg	6,804	6,736	1,013	14,553	53	3,757	18,363
France	1,472	4,136	7,410	13,018	0	1,623	14,641
Germany	1,536	5,409	1,517	8,462	8	3,941	12,411
Ireland	2,269	6,256	133	8,658	1,657	1,646	11,961
The Netherlands	1,042	4,755	2,135	7,932	0	3,299	11,231
South Korea	1,230	3,016	572	4,818	3,696	53	8,567
China	1,097	6,021	334	7,452	242	383	8,077
Hong Kong	718	6,183	0	6,901	0	1,043	7,944
Virgin Islands (Br.)	213	5,475	0	5,688	0	1,461	7,149
2017 (CHF million)
United States	4,773	46,398	16,858	68,029	51,590	61,629	181,248
Luxembourg	5,984	7,180	1,648	14,812	4,045	3,329	22,186
Cayman Islands	160	17,072	223	17,455	0	2,761	20,216
United Kingdom	4,765	9,381	128	14,274	0	5,664	19,938
Germany	949	4,902	1,908	7,759	0	6,640	14,399
France	1,820	5,251	4,348	11,419	0	1,944	13,363
China	842	9,242	349	10,433	247	420	11,100
The Netherlands	1,188	5,727	411	7,326	0	2,703	10,029
Virgin Islands (Br.)	665	8,081	13	8,759	0	1,256	10,015
Ireland	2,149	4,933	41	7,123	0	1,099	8,222
Brazil	283	1,426	755	2,464	4,869	96	7,429
Singapore	194	3,770	2	3,966	1,909	1,367	7,242
South Korea	803	2,680	829	4,312	2,731	76	7,119
Japan	923	3,855	887	5,665	734	15	6,414
Canada	1,034	2,485	315	3,834	623	1,854	6,311
Hong Kong	816	4,340	20	5,176	0	784	5,960
2016 (CHF million)
United States	4,404	48,306	18,122	70,832	63,264	74,641	208,737
Cayman Islands	428	19,935	349	20,712	1,464	3,848	26,024
Luxembourg	5,004	7,497	2,775	15,276	6,366	2,778	24,420
United Kingdom	2,753	11,696	205	14,654	0	5,058	19,712
Germany	1,843	5,011	2,621	9,475	0	6,044	15,519
The Netherlands	991	6,345	528	7,864	0	3,257	11,121
France	1,881	5,124	1,932	8,937	0	1,920	10,857
Brazil	755	2,152	1,160	4,067	6,057	329	10,453
Japan	713	4,644	507	5,864	3,840	11	9,715
Virgin Islands (Br.)	383	7,000	1	7,384	0	1,325	8,709
Australia	2,089	4,135	25	6,249	0	2,346	8,595
Hong Kong	510	4,040	11	4,561	2,671	1,210	8,442
Canada	1,271	3,389	273	4,933	753	2,341	8,027
Ireland	2,026	4,350	38	6,414	0	1,180	7,594
Italy	883	1,337	3,488	5,708	0	814	6,522
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

Deposits in Switzerland and foreign offices
	2018			2017			2016
in	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate
Deposits (CHF million, except where indicated)
Non-interest-bearing demand	3,214	–	–	3,308	–	–	3,539	–	–
Interest-bearing demand	127,469	(52)	0.0%	125,508	(46)	0.0%	124,349	(73)	(0.1)%
Savings deposits	64,285	73	0.1%	64,115	94	0.1%	63,505	131	0.2%
Time deposits	32,141	90	0.3%	36,210	22	0.1%	31,085	12	0.0%
Switzerland	227,109	111	0.0%	229,141	70	0.0%	222,478	70	0.0%
Non-interest-bearing demand	1,809	–	–	1,860	–	–	2,158	–	–
Interest-bearing demand	30,514	120	0.4%	33,658	63	0.2%	32,504	24	0.1%
Savings deposits	67	1	1.5%	27	0	0.0%	3	0	0.0%
Time deposits	123,910	2,055	1.7%	110,537	1,221	1.1%	114,857	950	0.8%
Foreign	156,300	2,176	1.4%	146,082	1,284	0.9%	149,522	974	0.7%
Total deposits	383,409	2,287	0.6%	375,223	1,354	0.4%	372,000	1,044	0.3%
Deposits by foreign depositors in Swiss offices amounted to CHF 61.2 billion, CHF 64.5 billion and CHF 65.1 billion as of December 31, 2018, 2017 and 2016, respectively.
Aggregate of individual time deposits in Switzerland and foreign offices
in 2018	Switzerland	Foreign	Total
Time deposits (CHF million)
3 months or less	–	8,478	8,478
Over 3 through 6 months	–	9,485	9,485
Over 6 through 12 months	–	4,904	4,904
Over 12 months	–	71	71
Certificates of deposit	–	22,938	22,938
3 months or less	29,231	83,887	113,118
Over 3 through 6 months	817	9,948	10,765
Over 6 through 12 months	996	6,854	7,850
Over 12 months	569	1,322	1,891
Other time deposits	31,613	102,011	133,624
Total time deposits	31,613	124,949	156,562
Balances shown are the Swiss franc equivalent of amounts greater than USD 100,000 together with their remaining maturities.

Selected information on short-term borrowings
in	2018	2017	2016
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions (CHF million)
Outstanding as of December 31	24,623	26,496	33,016
Maximum amount outstanding at any month-end during the year	53,850	67,325	82,825
Approximate average amount outstanding during the year	39,178	48,680	58,044
Interest expense for the year ended December 31	1,877	1,284	1,387
Approximate weighted-average interest rate during the year	4.8%	2.6%	2.4%
Approximate weighted-average interest rate at year-end	3.4%	1.7%	1.1%
Commercial paper (CHF million)
Outstanding as of December 31	13,292	14,003	10,749
Maximum amount outstanding at any month-end during the year	22,635	14,003	11,237
Approximate average amount outstanding during the year	15,394	10,525	9,340
Interest expense for the year ended December 31	343	146	77
Approximate weighted-average interest rate during the year	2.2%	1.4%	0.8%
Approximate weighted-average interest rate at year-end	2.6%	1.4%	0.7%
Other short-term borrowings (CHF million)
Outstanding as of December 31	8,634	11,886	4,636
Maximum amount outstanding at any month-end during the year	15,019	11,886	4,742
Approximate average amount outstanding during the year	12,674	6,153	3,735
Interest expense for the year ended December 31	16	20	7
Approximate weighted-average interest rate during the year	0.1%	0.3%	0.2%
Approximate weighted-average interest rate at year-end	0.2%	1.4%	0.3%
Generally, original maturities of central bank funds purchased, securities sold under repurchase agreements and securities lending transactions are less than six months, commercial papers are less than six months and other short-term borrowings are one year or less.

Statistical information – Bank
Statistical information for the Group is required under the SEC’s specialized industry guide for bank holding companies – Industry Guide 3. Statistical information for the Bank is not materially different, either in absolute amount or in terms of trends, from such statistical information for the Group. The principal differences relate to intercompany eliminations. Certain statistical information is also included in VIII – Consolidated financial statements – Credit Suisse (Bank), including Notes 5 – Net interest income, 16 – Investment securities, 18 – Loans, allowance for loan losses and credit quality, 23 – Deposits, 24 – Long-term debt, 31 – Derivatives and hedging activities, 32 – Guarantees and commitments and 34 – Financial instruments.

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
Swiss taxation
Swiss federal withholding tax on dividends and similar distributions
Dividends on Shares made or paid by us out of capital contribution reserves (Reserven aus Kapitaleinlagen), distributions on Shares made or paid by us based upon a reduction of nominal value of Shares (Nennwertherabsetzung) and purchase price for Shares bought back by us for a capital reduction against capital contribution reserves and nominal value of Shares are exempt from Swiss federal withholding tax. Other dividends, other cash or in-kind distributions (including scrip or stock dividends) on Shares made or paid by us and purchase price for Shares bought back by us for a capital reduction against reserves other than capital contribution reserves are subject to Swiss federal withholding tax at a rate of 35%. The withholding tax must be withheld by us on the gross amount of the dividend or distribution and be remitted to the Swiss Federal Tax Administration. Capital gains realized on the sale of Shares are not subject to withholding tax.
Swiss-resident recipients
The relevant Swiss tax authority will refund or credit the Swiss federal withholding tax deducted by us on dividends or distributions on Shares or purchase price for Shares bought back by us for a capital reduction in full to holders of Shares who are individuals resident in Switzerland and to holders who hold the Shares as part of a trade or business in Switzerland, and who, in each case, among other things, are the beneficial owners of the Shares and the dividends or the distributions made or paid on the Shares or the beneficial owners of the Shares sold to us for a capital reduction and who duly report the dividend or distribution in their income tax return or their statutory financial statements, as applicable, for the relevant tax period.
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
Residents of the US
A holder who is a resident of the US for purposes of the Treaty without taxable presence in Switzerland to which the Shares are attributable or who is a qualified US pension fund and who, in each case, is the beneficial owner of the Shares and the dividend or distribution and who meets the other conditions of the Treaty may apply for a full refund of the withholding tax in the case of qualified US pension funds or in excess of the amount of the 15% treaty rate in all other cases. The claim for refund must be filed on Swiss Tax Form 82 (82C for corporations, 82I for individuals, 82E for other entities and 82R for regulated investment companies), which forms together with an instruction form may be obtained from any Swiss consulate general in the US, the Swiss Federal Tax Administration at the address below or be downloaded from the Swiss Federal Tax Administration’s website. Four copies of the form must be duly completed, signed before a notary public of the US, and three of them must be sent to the Swiss Federal Tax Administration, Eigerstrasse 65, CH-3003, Bern, Switzerland. The form must be accompanied by suitable evidence of deduction of the Swiss federal withholding, such as certificates of deduction, bank vouchers or credit slips. The form must be filed no later than December 31 of the third year following the calendar year in which the dividend subject to the tax became payable.
Income and profit tax on dividends and similar distributions
Shares held by Swiss resident individuals as private investments
Dividends and other distributions on Shares made or paid by us out of capital contribution reserves (Reserven aus Kapitaleinlagen), distributions on Shares made or paid by us based upon a capital reduction (Nennwertrückzahlungen) and purchase price for Shares bought back by us for a capital reduction against capital contribution reserves and nominal value of Shares are exempt from Swiss federal, cantonal and communal income tax for holders of Shares who are individuals resident in Switzerland for tax purposes and who hold the Shares as private investments. For such holders, other dividends and distributions on Shares and purchase price for Shares bought back by us for a capital reduction to the extent made against reserves other than capital contribution reserves must be included in Swiss federal, cantonal and communal taxable income.
Shares held as assets of a Swiss business
For a holder who holds the Shares as part of a trade or business carried on in Switzerland, all dividends and distributions, including repayment of nominal value of Shares or distributions out of capital contribution reserves, made or paid by us on Shares and purchase price for Shares bought back by us for a capital reduction must be properly reported in the relevant taxation period for purposes of Swiss federal, cantonal and communal individual or corporate income tax. A Swiss corporation or co-operative or a non-Swiss corporation or co-operative holding Shares as part of a Swiss permanent establishment may benefit from relief from taxation of the dividends or other distributions, including capital repayments or distributions out of capital contribution reserves, by way of a participation exemption if the Shares held at the time of the dividend or other distribution have a market value of at least CHF 1 million.
Non-resident recipients
A holder of Shares who is not a resident of Switzerland for tax purposes, and who, during the respective tax year, has not engaged in a trade or business carried on through a permanent establishment situated in Switzerland for tax purposes, is not subject to any Swiss federal, cantonal or communal income tax as a result of the receipt of dividends or other distributions on Shares or payments for Shares bought back by us for a capital reduction.
> Refer to “Swiss federal withholding tax on dividends and similar distributions” for further information.
Capital gains tax realized on Shares
Shares held by Swiss resident individuals as private investments
A capital gain realized by a holder of Shares (other than a capital gain on the sale of Shares to us for a capital reduction) who is an individual resident in Switzerland for tax purposes and who holds the Shares as private investments classifies as a tax-exempt private capital gain and a capital loss as a non-tax deductible private capital loss for purposes of Swiss federal, cantonal and communal income tax.
> Refer to “Shares held as assets of a Swiss business” for information on the taxation of individuals classified as “professional securities dealers.”
> Refer to “Income and profit tax on dividends and similar distributions – Shares held by Swiss resident individuals as private investments” for information on the taxation of purchase price received for Shares bought back by us for capital reduction.
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
Taxation of dividends
US Holders
For US federal income tax purposes, a US Holder will be required to include the full amount (before reduction for Swiss withholding tax) of a dividend paid with respect to Shares, generally as ordinary income. Subject to certain exceptions for short-term and hedged positions, the US dollar amount of dividends received by an individual with respect to our Shares will be subject to taxation at a maximum rate of 20% if the dividends are “qualified dividends”. Dividends paid on the Shares will be treated as qualified dividends if we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (PFIC). Based on our audited consolidated financial statements, we believe that the Group was not treated as a PFIC for US federal income tax purposes with respect to our 2017 or 2018 taxable years. In addition, based on the audited consolidated financial statements of the Group and our current expectations regarding the value and nature of our assets and the sources and nature of our income, we do not anticipate the Group becoming a PFIC for the 2019 taxable year. Holders of our Shares should consult their own tax advisors regarding the availability of the reduced dividend tax rate in light of the considerations discussed above and their own particular circumstances. For this purpose, a “dividend” will include any distribution paid by us with respect to Shares, but only to the extent such distribution is not in excess of our current and accumulated earnings and profits as defined for US federal income tax purposes. Such dividend will constitute income from sources outside of the US. Subject to the limitations and conditions provided in the IR Code, a US Holder may deduct from its US federal taxable income, or claim as a credit against its US federal income tax liability, the Swiss withholding tax withheld. Under the IR Code, dividend payments by us on Shares are not eligible for the dividends received deduction generally allowed to corporate shareholders. Any distribution that exceeds our earnings and profits will be treated as a non-taxable return of capital to the extent of the US Holder’s tax basis in Shares and thereafter as capital gain. Because we do not intend to maintain calculations of our earnings and profits on the basis of US federal income tax principles, a US Holder should expect that any information reporting it receives may treat the full amount of any distribution paid as a dividend.
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
The net long or short position held by the Group’s Swiss bank subsidiaries in the Group’s own shares remains at non-material levels relative to the number of the Group’s outstanding shares, due in part to Swiss Financial Market Supervisory Authority FINMA (FINMA) regulations requiring a 100% capital charge to the relevant legal entity for the entire net position in the Group’s shares. In addition to FINMA rules, the Group’s trading in its own shares in the Swiss market is subject to regulation under the Swiss Federal Act on Financial Market Infrastructure and Market Conduct in Securities and Derivatives Trading, the rules of the SIX and the European Exchange electronic exchange, and the Swiss Bankers Association Code of Conduct for Securities Dealers. Trading is also limited by the Group’s risk management limits, internal capital allocation rules, balance sheet requirements, counterparty restrictions and other internal regulations and guidelines. Swiss law further limits the Group’s ability to hold or repurchase its own shares.
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
Property and equipment
Our principal executive offices, which we own, are located at Paradeplatz 8, Zurich, Switzerland. As of the end of 2018, we maintained 355 offices and branches worldwide, of which approximately 56% were located in Switzerland.
As of the end of 2018, approximately 25% of our worldwide offices and branches were owned directly by us, with the remainder being held under commercial leases. With respect to those held under commercial leases, 52% of the related lease commitments expire after 2023. The book value of the ten largest owned properties was approximately CHF 0.8 billion as of the end of 2018. None of our principal facilities are subject to mortgages or other security interests granted to secure indebtedness to financial institutions.
We believe that our current facilities are adequate for existing operations. Management regularly evaluates our operating facilities for suitability, market presence, renovation and maintenance.

Appendix
Selected five-year information
Selected information – Group
Selected information – Bank
List of abbreviations
Glossary
Investor information
Financial calendar and contacts

Selected five-year information
Selected information – Group
in / end of	2018		2017	2016	2015	2014
Condensed consolidated statements of operations (CHF million)
Net revenues	20,920		20,900	20,323	23,797	26,242
Provision for credit losses	245		210	252	324	186
Total operating expenses	17,303		18,897	22,337	25,895	22,429
Income/(loss) from continuing operations before taxes	3,372		1,793	(2,266)	(2,422)	3,627
Income tax expense	1,361		2,741	441	523	1,405
Income/(loss) from continuing operations	2,011		(948)	(2,707)	(2,945)	2,222
Income from discontinued operations, net of tax	0		0	0	0	102
Net income/(loss)	2,011		(948)	(2,707)	(2,945)	2,324
Net income/(loss) attributable to noncontrolling interests	(13)		35	3	(1)	449
Net income/(loss) attributable to shareholders	2,024		(983)	(2,710)	(2,944)	1,875
of which from continuing operations	2,024		(983)	(2,710)	(2,944)	1,773
of which from discontinued operations	0		0	0	0	102
Earnings per share (CHF)
Basic earnings/(loss) per share from continuing operations	0.79		(0.41)	(1.27)	(1.65)	0.93
Basic earnings/(loss) per share	0.79		(0.41)	(1.27)	(1.65)	0.99
Diluted earnings/(loss) per share from continuing operations	0.77		(0.41)	(1.27)	(1.65)	0.93
Diluted earnings/(loss) per share	0.77		(0.41)	(1.27)	(1.65)	0.99
Consolidated balance sheet (CHF million)
Total assets	768,916		796,289	819,861	820,805	921,462
Share capital	102		102	84	78	64
Shareholders' equity	43,922		41,902	41,897	44,382	43,959
Shares outstanding (million)
Shares outstanding	2,550.6		2,550.3	2,089.9	1,951.5	1,599.5
Dividend per share (CHF)
Dividend per share	0.2625	[1]	0.25	0.70	0.70	0.70
Ratios (%)
Return on assets [2]	0.2		(0.1)	(0.3)	(0.3)	0.2
Return on equity	4.7		(2.3)	(6.1)	(6.8)	4.4
Dividend payout ratio	33.2		-	-	-	70.7
Equity to asset ratio	5.7		5.3	5.1	5.4	4.8
1 Proposal of the Board of Directors to the Annual General Meeting on April 26, 2019; to be paid out of capital contribution reserves.
2 Based on amounts attributable to shareholders.

Selected information – Bank
in / end of	2018	2017	2016	2015	2014
Condensed consolidated statements of operations (CHF million)
Net revenues	20,820	20,965	20,393	23,811	26,178
Provision for credit losses	245	210	252	324	186
Total operating expenses	17,719	19,202	22,630	26,136	22,772
Income/(loss) from continuing operations before taxes	2,856	1,553	(2,489)	(2,649)	3,220
Income tax expense	1,134	2,781	400	488	1,343
Income/(loss) from continuing operations	1,722	(1,228)	(2,889)	(3,137)	1,877
Income from discontinued operations, net of tax	0	0	0	0	102
Net income/(loss)	1,722	(1,228)	(2,889)	(3,137)	1,979
Net income/(loss) attributable to noncontrolling interests	(7)	27	(6)	(7)	445
Net income/(loss) attributable to shareholder	1,729	(1,255)	(2,883)	(3,130)	1,534
of which from continuing operations	1,729	(1,255)	(2,883)	(3,130)	1,432
of which from discontinued operations	0	0	0	0	102
Consolidated balance sheet (CHF million)
Total assets	772,069	798,372	822,065	822,736	923,406
Share capital	4,400	4,400	4,400	4,400	4,400
Shareholder's equity	45,296	42,670	42,789	45,412	44,731
Number of shares outstanding (million)
Number of shares outstanding	4,399.7	4,399.7	4,399.7	4,399.7	4,399.7

List of abbreviations
A
ABO	Accumulated benefit obligation
ABS	Asset-backed securities
ADS	American Depositary Shares
AEOI	Automatic Exchange of Information
AES®	Advanced execution services
AGM	Annual General Meeting
AIG	American International Group, Inc.
A-IRB	Advanced internal ratings-based approach
AMA	Advanced measurement approach
AMF	Asset Management Finance LLC
AoA	Articles of Association
AOCI	Accumulated other comprehensive income/(loss)
ARU	Asset Resolution Unit
ASC	Accounting Standards Codification
ASU	Accounting Standards Updates
B
BA	Bachelor of Arts
BBSW	Bank Bill Swap Rate
BCBS	Basel Committee on Banking Supervision
BEAT	Base Erosion and Anti-abuse Tax
BIS	Bank for International Settlements
Board	Board of Directors
bp	basis points
BVG	Swiss Federal Law on Occupational Retirement, Survivors’ and Disability Pension Plans
C
CARMC	Capital Allocation and Risk Management Committee
CCA	Contingent Capital Awards
CCAR	Comprehensive Capital Analysis and Review
CCO	Chief Compliance Officer
CCRO	Chief Compliance and Regulatory Affairs Officer
CDO	Collateralized debt obligation
CDS	Credit default swap
CDX	Credit default swap index
CEB	Conduct and Ethics Board
CECL	Current expected credit loss
CET1	Common equity tier 1
CEO	Chief Executive Officer
CFO	Chief Financial Officer
CFTC	Commodity Futures Trading Commission
CLO	Collateralized loan obligation
CMBS	Commercial mortgage-backed securities
CMI	Continuous Mortality Investigation
CMS	Constant maturity swap
COF	Capital Opportunity Facility
COO	Chief Operating Officer
COSO	Committee of Sponsoring Organizations of the Treadway Commission
C (continued)
CP	Commercial paper
CPR	Constant prepayment rate
CRD	Capital Requirements Directive
CRO	Chief Risk Officer
CRR	Capital Requirements Regulation
CSI	Credit Suisse International
CSSEL	Credit Suisse Securities (Europe) Limited
CVA	Credit valuation adjustment
D
DFS	Department of Financial Services
DOJ	US Department of Justice
DVA	Debit valuation adjustment
E
EAD	Exposure at default
EBITDA	Earnings before interest, taxes, depreciation and amortization
ECB	European Central Bank
EGM	Extraordinary General Meeting
EMEA	Europe, Middle East and Africa
EMIR	European Market Infrastructure Regulation
ERCF	Enterprise risk and control framework
ERISA	US Employee Retirement Income Security Act of 1974
EU	European Union
F
FASB	Financial Accounting Standards Board
FATCA	Foreign Account Tax Compliance Act
FDIC	Federal Deposit Insurance Corporation
Fed	US Federal Reserve
FINMA	Swiss Financial Market Supervisory Authority FINMA
FINRA	Financial Industry Regulatory Authority
FMIA	Swiss Federal Act on Financial Market Infrastructure and Market Conduct in Securities and Derivatives Trading
FSA	UK Financial Services Authority
FSB	Financial Stability Board
FSMA	Financial Services and Markets Act 2000
FTQ Lite	Flight to quality lite
G
G7	Group of seven leading industrial nations
G10	Group of Ten
G20	Group of Twenty Finance Ministers and Central Bank Governors
GAAP	Generally accepted accounting principles
GDP	Gross domestic product
GRI	Global Reporting Initiative
G-SIB	Global Systemically Important Bank
H
HQLA	High quality liquid assets
HNWI	High-net-worth individuals

I
IAF	Impact Advisory and Finance
IBOR	Interbank Offered Rate
ICE	Intercontinental Exchange
IFRS	International Financial Reporting Standards
IHC	US intermediate holding company
IPO	Initial public offering
IPRE	Income producing real estate
IRC	Incremental risk charge
IRS	Internal Revenue Service
ISDA	International Swaps and Derivatives Association, Inc.
IT	Information technology
ITS	International Trading Solutions
J
JD	Juris Doctor
L
LCR	Liquidity coverage ratio
LGD	Loss given default
LIBOR	London Interbank Offered Rate
LLM	Master of laws
LTI	Long-term incentive
LTV	Loan-to-value
M
M&A	Mergers and acquisitions
MA	Master of Arts
MBA	Master of Business Administration
MiFID I	Markets in Financial Instruments Directive
MiFID II	Revised Markets in Financial Instruments Directive
MRTC	Material risk takers and controllers
MSRB	Municipal Securities Rulemaking Board
N
Nasdaq	Nasdaq Stock Market
NAV	Net asset value
NCUA	National Credit Union Administration
NRV	Negative replacement value
NSFR	Net stable funding ratio
NYSE	New York Stock Exchange
O
OCI	Other comprehensive income
OFAC	Office of Foreign Assets Control
OGR	Organizational Guidelines and Regulations
OIS	Overnight Index Swap rate
OTC	Over-the-counter
P
PAF	2008 Partner Asset Facility
PAF2	2011 Partner Asset Facility
PBO	Projected benefit obligation
PD	Probability of default
PFIC	Passive foreign investment company
P (continued)
PRA	Prudential Regulation Authority
PRV	Positive replacement value
PSA	Prepayment speed assumption
Q
QIA	Qatar Investment Authority
R
RCSA	Risk and control self-assessment
RMBS	Residential mortgage-backed securities
RNIV	Risk not in VaR
ROE	Return on equity
RoTE	Return on tangible equity
RPSC	Risk Processes & Standards Committee
RRP	Recovery and resolution plan
RRSC	Reputational Risk & Sustainability Committee
RTSR	Relative total shareholder return
RWA	Risk-weighted assets
S
SAPS	Self-administered pension scheme
SEC	US Securities and Exchange Commission
SEI	Significant economic interest
SESTA	Swiss Federal Act on Stock Exchanges and Securities Trading
SFTQ	Severe flight to quality
SIBOR	Singapore Interbank Offered Rate
SIX	SIX Swiss Exchange
SNB	Swiss National Bank
SOFR	Secured Overnight Financing Rate
SOR	Singapore Swap Offer Rate
SOX	US Sarbanes-Oxley Act of 2002
SPE	Special purpose entity
SPIA	Single premium immediate annuity
STI	Short-term incentive
T
TBVPS	Tangible book value per share
TCFD	Task Force on Climate-related Financial Disclosures
TLAC	Total loss-absorbing capacity
TRS	Total return swap
U
UHNW	Ultra-high-net-worth
UHNWI	Ultra-high-net-worth individuals
UK	United Kingdom
US	United States of America
US GAAP	US generally accepted accounting principles
V
VaR	Value-at-risk
VARMC	Valuation Risk Management Committee
VIE	Variable interest entity
VIX	Chicago Board of Options Exchange Market Volatility Index

Glossary
A
Advanced execution services® (AES®)	AES® is a suite of algorithmic trading strategies, tools and analytics operated by Credit Suisse to facilitate global equity trading. By employing algorithms to execute client orders and limit volatility, AES® helps institutions and hedge funds reduce market impact. AES® provides access to exchanges in more than 35 countries worldwide via more than 45 leading trading platforms.
Advanced internal ratings-based approach (A-IRB)	Under the A-IRB approach, risk weights are determined by using internal risk parameters. We have received approval from FINMA to use, and have fully implemented, the A-IRB approach whereby we provide our own estimates for probability of default (PD), loss given default (LGD) and exposure at default (EAD). We use the A-IRB approach to determine our institutional credit risk and most of our retail credit risk.
Advanced measurement approach (AMA)	The AMA is used for measuring operational risk. The methodology is based upon the identification of a number of key risk scenarios that describe the major operational risks we face. Groups of senior staff review each scenario and discuss the likelihood of occurrence and the potential severity of loss. Internal and external loss data, along with certain business environment and internal control factors, such as self-assessment results and key risk indicators, are considered as part of this process. Based on the output from these meetings, we enter the scenario parameters into an operational risk model that generates a loss distribution from which the level of capital required to cover operational risk is determined. We have received approval from FINMA to use an internal model for the calculation of operational risk capital, which is aligned with the requirements of the AMA under the Basel framework.
Affluent and retail clients	We define affluent and retail clients as individuals having assets under management below CHF 1 million.
American Depositary Shares (ADS)	An ADS, which is evidenced by an American Depositary Receipt, is a negotiable certificate issued by a depositary bank that represents all or part of an underlying share of a foreign-based company held in custody.
B
Backtesting	Backtesting is one of the techniques used to assess the accuracy and performance of VaR models. Backtesting is used by regulators to assess the adequacy of regulatory capital held by a bank. It involves comparing of the results produced by the VaR model with the hypothetical trading revenues on the trading book. VaR models that experience less than five exceptions in a rolling 12-month period are considered by regulators to be classified in a defined "green zone". The "green zone" corresponds to backtesting results that do not themselves suggest a problem with the quality or accuracy of a bank's model.
Bank for International Settlements (BIS)	The Bank for International Settlements (BIS) serves central banks in their pursuit of monetary and financial stability, fosters international cooperation in those areas and acts as a bank for central banks.
Basel III	In December 2010, the Basel Committee on Banking Supervision (BCBS) issued the Basel III framework, which is a comprehensive set of reform measures to strengthen the regulation, supervision and risk management of the banking sector. These measures aim to improve the banking sector's ability to absorb shocks arising from financial and economic stress, whatever the source, improve risk management and governance and strengthen banks' transparency and disclosures. The phase-in period for Basel III was January 1, 2013 through January 1, 2019.
Basel Committee on Banking Supervision (BCBS)	The Basel Committee on Banking Supervision (BCBS) provides a forum for regular cooperation on banking supervisory matters. Its objective is to enhance the understanding of key supervisory issues and improve the quality of banking supervision worldwide. It seeks to do so by exchanging information on national supervisory issues, approaches and techniques, with a view to promoting common understanding. At times, the BCBS uses this common understanding to develop guidelines and supervisory standards in areas where they are considered desirable. In this regard, the BCBS is best known for its international standards on capital adequacy, the Core Principles for Effective Banking Supervision and the Concordat on cross-border banking supervision.
Booking center	Part of a legal entity of Credit Suisse AG that is registered with a domestic banking license where client assets are administered and booked.

C
Collateralized debt obligation (CDO)	A CDO is a type of structured asset-backed security whose value and payments are derived from a portfolio of underlying fixed-income assets.
Commercial mortgage-backed securities (CMBS)	CMBS are a type of mortgage-backed security that is secured by loans on commercial property and can provide liquidity to real estate investors and commercial lenders.
Commercial paper (CP)	Commercial paper is an unsecured money-market security with a fixed maturity of 1 to 364 days, issued by large banks and corporations to raise funds to meet short term debt obligations.
Constant prepayment rate (CPR)	CPR is a loan prepayment rate that is equal to the proportion of the principal of a pool of loans that is assumed to be paid off prematurely in each period. The calculation of this estimate is based on a number of factors such as historical prepayment rates for previous loans that are similar to ones in the pool and on future economic outlooks.
Credit default swap (CDS)	A CDS is a contractual agreement in which the buyer of the swap pays a periodic fee in return for a contingent payment by the seller of the swap following a credit event of a reference entity. A credit event is commonly defined as bankruptcy, insolvency, receivership, material adverse restructuring of debt or failure to meet payment obligations when due.
Credit valuation adjustment (CVA)	The CVA represents the market value of counterparty credit risk for uncollateralized OTC derivative instruments.
D
Debit valuation adjustment	The debit valuation adjustment represents the market value of our own credit risk for uncollateralized OTC derivative instruments.
Derivatives	Derivatives are financial instruments or contracts that meet all of the following three characteristics: (1) their value changes in response to changes in an underlying price, such as interest rate, security price, foreign exchange rate, credit rating/price or index; (2) they require no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors; and (3) their terms require or permit net settlement (US GAAP) or they settle at a future date (IFRS).
E
Exposure at default (EAD)	The EAD represents the expected amount of credit exposure in the event of a default and reflects the current drawn exposure and an expectation regarding the future evolution of the credit exposure. For loan exposures, a credit conversion factor is applied to project the additional drawn amount. The credit conversion factor related to traded products such as derivatives is based on a simulation using statistical models.
F
Fair value	The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
G
G7	The G7 is a group of finance ministers from seven industrialized nations: the US, UK, France, Germany, Italy, Canada and Japan.
G10	The G10 is a group of 11 countries that have agreed to make resources available to the International Monetary Fund and includes Belgium, Canada, France, Italy, Japan, the Netherlands, the UK, the US, Germany, Sweden and Switzerland.
G20	The G20 is a group of finance ministers and central bank governors from 19 countries (Argentina, Australia, Brazil, Canada, China, France, Germany, India, Indonesia, Italy, Japan, Republic of Korea, Mexico, Russia, Saudi Arabia, South Africa, Turkey, the UK and the US) and the EU.
H
Haircut	The percentage by which an asset's market value is reduced for the purpose of calculating capital, margin requirements and collateral levels. This is used to provide a cushion when lending against collateral to account for possible adverse movements in the value of the collateral.
Higher Trigger Capital Amount	The capital ratio write-down triggers for certain of our outstanding capital instruments take into account the fact that other outstanding capital instruments that contain relatively higher capital ratios as part of their trigger feature are expected to convert into equity or be written down prior to the write-down of such capital instruments. The amount of additional capital that is expected to be contributed by such conversion into equity or write-down is referred to as the Higher Trigger Capital Amount.
High-net-worth individuals (HNWI)	We define high-net-worth individuals as individuals having assets under management in excess of CHF 1 million.
I
Incremental risk charge (IRC)	The IRC represents an estimate of the issuer default and migration risk of positions in the trading book over a one-year capital horizon at a 99.9% confidence level, taking into account the liquidity horizons of individual positions. This includes sovereign debt, but excludes securitizations and correlation products.

L
Liquidity coverage ratio (LCR)	The LCR aims to ensure that banks have a stock of unencumbered high-quality liquid assets available to meet liquidity needs for a 30-day time horizon under a severe stress scenario. The LCR is comprised of two components: the value of the stock of high quality liquid assets in stressed conditions and the total net cash outflows calculated according to specified scenario parameters. The ratio of liquid assets over net cash outflows should be at least 100%.
Lombard loan	A loan granted against pledged collateral in the form of securities.
London Interbank Offered Rate (LIBOR)	LIBOR is a daily reference rate based on the interest rates at which banks borrow unsecured funds from other banks in the London wholesale money market.
Loss given default (LGD)	LGD parameters consider seniority, collateral, counterparty industry and, in certain cases, fair value markdowns. LGD estimates are based on an empirical analysis of historical loss rates and are calibrated to reflect time and cost of recovery as well as economic downturn conditions. For much of the loan portfolio of private banking, corporate and institutional businesses, the LGD is primarily dependent upon the type and amount of collateral pledged. For other retail credit risk, predominantly loans secured by financial collateral, pool LGDs differentiate between standard and higher risks, as well as domestic and foreign transactions. The credit approval and collateral monitoring processes are based on loan-to-value (LTV) limits. For mortgages (residential or commercial), recovery rates are differentiated by type of property.
M
Match funded	Match funded balance sheet items consist of assets and liabilities with close to equal liquidity durations and value so that the liquidity and funding generated or required by the positions are substantially equivalent.
Material risk takers and controllers (MRTC)	MRTC are employees who, either individually or as a part of a group, are considered to have a potentially material impact on the Group's risk profile.
N
Negative replacement value (NRV)	NRV represents the negative fair value of a derivative financial instrument at a given financial reporting date. A negative replacement value reflects the amount payable to the counterparty if the derivative transaction were to be settled at the reporting date, or alternatively, the cost at a given reporting date to close an open derivative position with a fully offsetting transaction.
Net stable funding ratio (NSFR)	The NSFR is intended to ensure that banks maintain a structurally sound long-term funding profile beyond one year and is a complementary measure to the LCR. It is structured to ensure that illiquid assets are funded with an appropriate amount of stable long-term funds. The standard is defined as the ratio of available stable funding over the amount of required stable funding. The ratio should always be at least 100%.
N (continued)
Netting agreements	Netting agreements are contracts between two parties where under certain circumstances, such as insolvency, bankruptcy or any other credit event, mutual claims from outstanding business transactions can be offset against each other. The inclusion of a legally binding netting agreement reduces the default risk from a gross to a net amount.
O
Over-the-counter (OTC)	Over-the-counter securities and derivatives are not traded on an exchange but via private contracts between counterparties.
P
Position risk	Component of the economic capital framework, which is used to assess, monitor and report risk exposures throughout the Group. Position risk is the level of unexpected loss in economic value on our portfolio of positions over a one-year horizon which is exceeded with a given small probability (1% for risk management purposes; 0.03% for capital management purposes).
Positive replacement value (PRV)	PRV represents the positive fair value of a derivative financial instrument at a given reporting date. A positive replacement value reflects the amount receivable from the counterparty if the derivative transaction were to be settled at the reporting date, or alternatively, the cost at a given reporting date to enter into the exact same transaction for the residual term, if the existing counterparty should default.
Probability of default (PD)	PD parameters capture the risk of a counterparty defaulting over a one-year time horizon. PD estimates are based on time-weighted averages of historical default rates by rating grade, with low-default-portfolio estimation techniques applied for higher quality rating grades. Each PD reflects the internal rating for the relevant obligor.
R
Regulatory VaR	Regulatory VaR is a version of VaR that uses an exponential weighting technique that automatically increases VaR where recent short-term market volatility is greater than long-term volatility in the two-year dataset. Regulatory VaR uses an expected shortfall calculation based on average losses, and a ten-day holding period. This results in a more responsive VaR model, as the overall increases in market volatility are reflected almost immediately in the regulatory VaR model.
Repurchase agreements	Repurchase agreements are securities sold under agreements to repurchase substantially identical securities. These transactions normally do not constitute economic sales and are therefore treated as collateralized financing transactions and are carried in the balance sheet at the amount of cash received (liability) and cash disbursed (asset), respectively.
Residential mortgage-backed securities (RMBS)	RMBS are a type of mortgage-backed security composed of a wide array of different non-commercial mortgage debts. They securitize the mortgage payments of non-commercial real estate. Different residential mortgages with varying credit ratings are pooled together and sold in tranches to investors.

R (continued)
Reverse repurchase agreements	Reverse repurchase agreements are purchases of securities under agreements to resell substantially identical securities. These transactions normally do not constitute economic sales and are therefore treated as collateralized financing transactions and are carried in the balance sheet at the amount of cash received (liability) and cash disbursed (asset), respectively.
Risk management VaR	Risk management VaR is a version of VaR that uses an exponential weighting technique that automatically adjusts VaR where recent short-term market volatility differs from long-term volatility in the two-year dataset. Risk management VaR uses an expected shortfall calculation based on average losses, and a one-day holding period. This results in a more responsive VaR model, as the overall changes in market volatility are reflected almost immediately in the risk management VaR model.
Risk mitigation	Risk mitigation refers to measures undertaken by the Group or the Bank to actively manage its risk exposure. For credit risk exposure, such measures would normally include utilizing credit hedges and collateral, such as cash and marketable securities. Credit hedges represent the notional exposure that can be transferred to other market counterparties, generally through the use of credit default swaps. In addition, risk mitigation also includes the active management of a loan portfolio by selling or sub-participating positions.
Risk not in VaR (RNIV)	RNIV is a framework intended to ensure that capital is held to meet all risks which are not captured, or not captured adequately, by the Group’s VaR and stressed VaR models. These include, but are not limited to incomplete, missing and/or illiquid risk factors such as certain basis, correlation, higher-order and cross risks, and calibration parameters. The RNIV framework is continuously updated to incorporate new RNIVs.
Risk-weighted assets (RWA)	The value of the Group's assets weighted according to certain identified risks for compliance with regulatory provisions.
S
Stressed VaR	Stressed VaR replicates a VaR calculation on the current portfolio of the Group or the Bank, taking into account a one-year observation period relating to significant financial stress; it helps reduce the pro-cyclicality of the minimum capital requirements for market risk.
Swiss Financial Supervisory Authority FINMA (FINMA)	FINMA, as an independent supervisory authority, protects creditors, investors and policy holders, ensuring the smooth functioning of the financial markets and preserving their reputation. In its role as state supervisory authority, FINMA acts as an oversight authority of banks, insurance companies, exchanges, securities dealers, collective investment schemes, distributors and insurance intermediaries. It is responsible for combating money laundering and, where necessary, conducts restructuring and bankruptcy proceedings and issues operating licenses for companies in the supervised sectors. Through its supervisory activities, it ensures that supervised institutions comply with the requisite laws, ordinances, directives and regulations and continues to fulfill the licensing requirements. FINMA also acts as a regulatory body; it participates in legislative procedures, issues its own ordinances and circulars where authorized to do so, and is responsible for the recognition of self-regulatory standards.
T
“Too Big to Fail”	In 2011, the Swiss Parliament passed legislation relating to big banks. The legislation includes capital and liquidity requirements and rules regarding risk diversification and emergency plans designed to maintain systemically relevant functions even in the event of threatened insolvency.
Total loss-absorbing capacity (TLAC)	TLAC is a regulatory requirement designed to ensure that Global Systemically Important Banks (G-SIBs) have the loss-absorbing and recapitalization capacity so that, in an immediately following resolution, critical functions can continue without requiring taxpayer support or threatening financial stability.
Total return swap (TRS)	A TRS is a swap agreement in which one party makes payments based on a set rate, either fixed or variable, while the other party makes payments based on the return of an underlying asset, which includes both the income it generates and any capital gains. In total return swaps, the underlying asset, referred to as the reference asset, is usually an equity index, loans or bonds.
U
Ultra-high-net-worth individuals (UHNWI)	Ultra-high-net-worth individuals have assets under management in excess of CHF 50 million or total wealth exceeding CHF 250 million.
V
Value-at-risk (VaR)	VaR is a technique used to measure the potential loss in fair value of financial instruments based on a statistical analysis of historical price trends and volatilities. VaR as a concept is applicable for all financial risk types with adequate price histories; the use of VaR allows the comparison of risk across different businesses.

Investor information
Share data
in / end of	2018		2017		2016
Share price (common shares, CHF)
Average	15.17		15.11		13.71
Minimum	10.45		13.04		9.92
Maximum	18.61		17.84		21.31
End of period	10.80		17.40		14.61
Share price (American Depositary Shares, USD)
Average	15.50		15.35		13.88
Minimum	10.42		13.37		10.21
Maximum	19.98		18.02		21.36
End of period	10.86		17.85		14.31
Market capitalization
Market capitalization (CHF million)	27,605		44,475		30,533
Market capitalization (USD million)	27,758		45,625		29,906
Dividend per share (CHF)
Dividend per share	0.2625	[1]	0.25	[2]	0.70	[2]
1 Proposal of the Board of Directors to the Annual General Meeting on April 26, 2019; to be paid out of capital contribution reserves.
2 Paid out of capital contribution reserves.

Ticker symbols / stock exchange listings
	Common shares	ADS	[1]
Ticker symbols
SIX Financial Information	CSGN	–
New York Stock Exchange	–	CS
Bloomberg	CSGN SW	CS US
Reuters	CSGN.S	CS.N
Stock exchange listings
Swiss security number	1213853	570660
ISIN number	CH0012138530	US2254011081
CUSIP number	–	225 401 108
1 One American Depositary Share (ADS) represents one common share.
Credit ratings and outlook
as of March 21, 2019	Short-term debt	Long-term debt	Outlook
Credit Suisse Group AG
Moody's	–	Baa2	Stable
Standard & Poor's	–	BBB+	Stable
Fitch Ratings	F2	A-	Positive
Rating and Investment Information	–	A	Stable
Credit Suisse AG
Moody's	P-1	A1	Stable
Standard & Poor's	A-1	A	Positive
Fitch Ratings	F1	A	Positive
Foreign currency translation rates
	End of			Average in
	2018	2017	2016	2018	2017	2016
1 USD / 1 CHF	0.99	0.98	1.02	0.98	0.98	0.99
1 EUR / 1 CHF	1.13	1.17	1.07	1.15	1.11	1.09
1 GBP / 1 CHF	1.26	1.32	1.26	1.30	1.27	1.34
100 JPY / 1 CHF	0.89	0.87	0.87	0.88	0.88	0.90

Financial calendar and contacts
Financial calendar
First quarter results 2019	Wednesday, April 24, 2019
Annual General Meeting	Friday, April 26, 2019
Second quarter results 2019	Wednesday, July 31, 2019

Investor relations
Phone	+41 44 333 71 49
E-mail	investor.relations@credit-suisse.com
Internet	credit-suisse.com/investors
Media relations
Phone	+41 844 33 88 44
E-mail	media.relations@credit-suisse.com
Internet	credit-suisse.com/news

Additional information
Results and financial information	credit-suisse.com/results
Printed copies	credit-suisse.com/publications
US share register and transfer agent
ADS depositary bank	The Bank of New York Mellon
Shareholder correspondence address	BNY Mellon Shareowner Services
P.O. Box 505000
Louisville, KY 40233-5000
Overnight correspondence address	BNY Mellon Shareowner Services
462 South 4th Street, Suite 1600
Louisville, KY 40202
US and Canada phone	+1 866 886 0788
Phone from outside US and Canada	+1 201 680 6825
E-mail	shrrelations@cpushareownerservices.com
Swiss share register and transfer agent
Address	Credit Suisse Group AG
Share Register RXS
8070 Zurich, Switzerland
Phone	+41 44 332 02 02
E-mail	share.register@credit-suisse.com

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
Japan
Tel. +81 3 4550 9000

Cautionary statement regarding forward-looking information
This report contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
■ our plans, targets or goals;
■ our future economic performance or prospects;
■ the potential effect on our future performance of certain contingencies; and
■ assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, targets, goals, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:
■ the ability to maintain sufficient liquidity and access capital markets;
■ market volatility and interest rate fluctuations and developments affecting interest rate levels;
■ the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery or downturn in the EU, the US or other developed countries or in emerging markets in 2019 and beyond;
■ the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
■ adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
■ the ability to achieve our strategic goals, including those related to our targets and financial goals;
■ the ability of counterparties to meet their obligations to us;
■ the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies, as well as currency fluctuations;
■ political and social developments, including war, civil unrest or terrorist activity;
■ the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
■ operational factors such as systems failure, human error, or the failure to implement procedures properly;
■ the risk of cyber attacks, information or security breaches or technology failures on our business or operations;
■ the adverse resolution of litigation, regulatory proceedings and other contingencies;
■ actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;
■ the effects of changes in laws, regulations or accounting or tax standards, policies or practices in countries in which we conduct our operations;
■ the potential effects of changes in our legal entity structure;
■ competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
■ the ability to retain and recruit qualified personnel;
■ the ability to maintain our reputation and promote our brand;
■ the ability to increase market share and control expenses;
■ technological changes;
■ the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
■ acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets; and
■ other unforeseen or unexpected events and our success at managing these and the risks involved in the foregoing.
We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in I – Information on the company – Risk factors.

Production: Management Digital Data AG
Printer: Neidhart + Schön Print AG
Paper (cover): Impact, offset, matt, FSC-Mix, 350g/m2
Paper (content): Superset, offset, matt, FSC-Mix, 100g/m2

CREDIT SUISSE

CREDIT SUISSE GROUP
Paradeplatz 8
8070 Zurich
Switzerland
credit-suisse.com

5511194 / 075358E