Form 20-F
period 2020-12-31
CREDIT SUISSE GROUP AG; CREDIT SUISSE AG
filed 2021-03-18
CIK 1159510, 1053092

As filed with the Securities and Exchange Commission on March 18, 2021
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 20-F
☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2020
☐   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
☐   SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
   Date of event requiring this shell company report……………….
   For the transition period from __________ to __________
Commission file number: 001-15244
Credit Suisse Group AG
(Exact name of Registrant as specified in its charter)
Canton of Zurich, Switzerland
(Jurisdiction of incorporation or organization)
Paradeplatz 8,  8001Zurich,  Switzerland
(Address of principal executive offices)
David R. Mathers
Chief Financial Officer
Paradeplatz 8,  8001Zurich,  Switzerland
david.mathers@credit-suisse.com
Telephone: +41 44333 1111
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Commission file number: 001-33434
Credit Suisse AG
(Exact name of Registrant as specified in its charter)
Canton of Zurich, Switzerland
(Jurisdiction of incorporation or organization)
Paradeplatz 8,  8001Zurich,  Switzerland
(Address of principal executive offices)
David R. Mathers
Chief Financial Officer
Paradeplatz 8,  8001Zurich,  Switzerland
david.mathers@credit-suisse.com
Telephone: +41 44333 1111
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

* Not for trading, but only in connection with the registration of the American Depositary Shares

Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2020: 2,406,144,879 shares of Credit Suisse Group AG
Indicate by check mark if the Registrants are well-known seasoned issuers, as defined in Rule 405 of the Securities Act.
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
Large accelerated filer ☒   Accelerated filer ☐ Non-accelerated filer ☐ Emerging growth company ☐
If emerging growth companies that prepare their financial statements in accordance with U.S. GAAP, indicate by check mark if the Registrants have elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒
Indicate by check mark which basis of accounting the Registrants have used to prepare the financial statements included in this filing:
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
Item 16G. Corporate governance.
Item 16H. Mine Safety Disclosure.
Part III
Item 17. Financial statements.
Item 18. Financial statements.
Item 19. Exhibits.
SIGNATURES

Definitions
For the purposes of this Form 20-F and the attached Annual Report 2020, unless the context otherwise requires, the terms “Credit Suisse Group,” “Credit Suisse,” the “Group,” “we,” “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries. The business of Credit Suisse AG, the direct bank subsidiary of the Group, is substantially similar to the Group, and we use these terms to refer to both when the subject is the same or substantially similar. We use the term the “Bank” when we are referring only to Credit Suisse AG and its consolidated subsidiaries.
Abbreviations and selected terms are explained in the List of abbreviations and the Glossary in the back of the Annual Report 2020.
Sources
Throughout this Form 20-F and the attached Annual Report 2020, we describe the position and ranking of our various businesses in certain industry and geographic markets. The sources for such descriptions come from a variety of conventional publications generally accepted as relevant business indicators by members of the financial services industry. These sources include: Standard & Poor’s, Dealogic, Institutional Investor, Lipper, Moody’s Investors Service and Fitch Ratings.
Cautionary statement regarding forward-looking information
For Credit Suisse and the Bank, please see the Cautionary statement regarding forward-looking information on the inside page of the back cover of the attached Annual Report 2020.
Explanatory note
For the avoidance of doubt, the information appearing on pages 2, 4 to 10, 234 to 237 and A-4 to A-12 as well as the statements “We also aim to grow our Wealth Management-related income before taxes to between CHF 5.0-5.5 billion in 2023.” on page 13 and “Aim to increase Wealth Management-related income before taxes to between CHF 5.0-5.5 billion in 2023;” on page 14 of the attached Annual Report 2020 are not included in Credit Suisse’s and the Bank’s Form 20-F for the fiscal year ended December 31, 2020.
20-F/6

Part I
Item 1. Identity of directors, senior management and advisers.
Not required because this Form 20-F is filed as an annual report.
Item 2. Offer statistics and expected timetable.
Not required because this Form 20-F is filed as an annual report.
Item 3. Key information.
A – Selected financial data.
For Credit Suisse and the Bank, please see Appendix – Selected five-year information – Group on page A-2 and – Bank on page A-3 of the attached Annual Report 2020.
B – Capitalization and indebtedness.
Not required because this Form 20-F is filed as an annual report.
C – Reasons for the offer and use of proceeds.
Not required because this Form 20-F is filed as an annual report.
D – Risk factors.
For Credit Suisse and the Bank, please see I – Information on the company – Risk factors on pages 45 to 58 of the attached Annual Report 2020.
Item 4. Information on the company.
A – History and development of the company.
For Credit Suisse and the Bank, please see I – Information on the company – Credit Suisse at a glance on page 12 and – Strategy on pages 13 to 18 and IV – Corporate Governance – Overview – Corporate governance framework – Company details on page 187 of the attached Annual Report 2020. In addition, for Credit Suisse, please see Note 3 – Business developments, significant shareholders and subsequent events and Note 4 – Segment information in VI – Consolidated financial statements – Credit Suisse Group on pages 290 to 294 of the attached Annual Report 2020 and, for the Bank, please see Note 3 – Business developments, significant shareholders and subsequent events and Note 4 – Segment information in VIII – Consolidated financial statements – Credit Suisse (Bank) on pages 456 to 457 of the attached Annual Report 2020. For additional information on Credit Suisse and the Bank, please see Item 10.H of this Form 20-F regarding documents on display.
B – Business overview.
For Credit Suisse and the Bank, please see I – Information on the company – Divisions on pages 19 to 25 of the attached Annual Report 2020. In addition, for Credit Suisse, please see Note 4 – Segment information in VI – Consolidated financial statements – Credit Suisse Group on pages 293 to 294 of the attached Annual Report 2020 and, for the Bank, please see Note 4 – Segment information in VIII – Consolidated financial statements – Credit Suisse (Bank) on page 457 of the attached Annual Report 2020.
C – Organizational structure.
For Credit Suisse and the Bank, please see I – Information on the company – Credit Suisse at a glance on page 12, – Strategy on pages 13 to 18 and II – Operating and financial review – Credit Suisse – Group and Bank differences on page 75 of the attached Annual Report 2020. For a list of Credit Suisse’s significant subsidiaries, please see Note 41 – Significant subsidiaries and equity method investments in VI – Consolidated financial statements – Credit Suisse Group on pages 411 to 414 of the attached Annual Report 2020 and, for a list of the Bank’s significant subsidiaries, please see Note 40 – Significant subsidiaries and equity method investments in VIII – Consolidated financial statements – Credit Suisse (Bank) on pages 517 to 519 of the attached Annual Report 2020.
D – Property, plant and equipment.
For Credit Suisse and the Bank, please see X – Additional information – Other information – Property and equipment on page 576 of the attached Annual Report 2020.
20-F/7

Information Required by Industry Guide 3.
For Credit Suisse and the Bank, please see X – Additional information – Statistical information on pages 560 to 571 of the attached Annual Report 2020. In addition, for both Credit Suisse and the Bank, please see III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk portfolio analysis – Credit risk – Loans and irrevocable loan commitments on page 165 of the attached Annual Report 2020. For Credit Suisse, please see Appendix – Selected five-year information – Selected information – Group on page A-2 of the attached Annual Report 2020.
Disclosure pursuant to Section 13(r) of the Securities Exchange Act of 1934
During 2020, Credit Suisse AG processed a small number of de minimis payments related to the operation of Iranian diplomatic missions in Switzerland and related to fees for ministerial government functions such as issuing passports and visas. Processing these payments is permitted under Swiss law, and Credit Suisse AG intends to continue processing such payments. Revenues and profits from these activities are not calculated but would be negligible.
Item 4A. Unresolved staff comments.
None.
Item 5. Operating and financial review and prospects.
A – Operating results.
For Credit Suisse and the Bank, please see II – Operating and financial review on pages 59 to 112 of the attached Annual Report 2020. In addition, for both Credit Suisse and the Bank, please see I– Information on the company – Regulation and supervision on pages 26 to 44 of the attached Annual Report 2020, III – Treasury, Risk, Balance sheet and Off-balance sheet – Liquidity and funding management – Funding management – Interest rate management on page 120 and – Capital management – Shareholders’ equity – Foreign exchange exposure on page 136 of the attached Annual Report 2020.
B – Liquidity and capital resources.
For Credit Suisse and the Bank, please see III – Treasury, Risk, Balance sheet and Off-balance sheet – Liquidity and funding management and – Capital management on pages 114 to 138 of the attached Annual Report 2020. In addition, for Credit Suisse, please see Note 26 – Long-term debt in VI – Consolidated financial statements – Credit Suisse Group on pages 322 to 323 and Note 38 – Capital adequacy in VI – Consolidated financial statements – Credit Suisse Group on pages 397 to 398 of the attached Annual Report 2020 and, for the Bank, please see Note 25 – Long-term debt in VIII – Consolidated financial statements – Credit Suisse (Bank) on page 476 and Note 37 – Capital adequacy in VIII – Consolidated financial statements – Credit Suisse (Bank) on pages 515 to 516 of the attached Annual Report 2020.
C – Research and development, patents and licenses, etc.
Not applicable.
D – Trend information.
For Credit Suisse and the Bank, please see Item 5.A of this Form 20-F. In addition, for Credit Suisse and the Bank, please see I – Information on the company – Divisions on pages 19 to 25 of the attached Annual Report 2020.
E – Off-balance sheet arrangements.
For Credit Suisse and the Bank, please see III – Treasury, Risk, Balance sheet and Off-balance sheet – Balance sheet and off-balance sheet on pages 179 to 182 of the attached Annual Report 2020. In addition, for Credit Suisse, please see Note 33 – Derivatives and hedging activities, Note 34 – Guarantees and commitments and Note 35 – Transfers of financial assets and variable interest entities in VI – Consolidated financial statements – Credit Suisse Group on pages 351 to 370 of the attached Annual Report 2020 and, for the Bank, please see Note 32 – Derivatives and hedging activities, Note 33 – Guarantees and commitments, Note 34 – Transfers of financial assets and variable interest entities in VIII – Consolidated financial statements – Credit Suisse (Bank) on pages 493 to 503, and Note 13 – Derivative financial instruments in IX – Parent company financial statements – Credit Suisse (Bank) on pages 545 to 548 of the attached Annual Report 2020.
F – Tabular disclosure of contractual obligations.
For Credit Suisse and the Bank, please see III – Treasury, Risk, Balance sheet and Off-balance sheet – Balance sheet and off-balance sheet – Contractual obligations and other commercial commitments on page 181 of the attached Annual Report 2020.
20-F/8

Item 6. Directors, senior management and employees.
A – Directors and senior management.
For Credit Suisse and the Bank, please see IV – Corporate Governance – Board of Directors, – Board Committees, – Biographies of the Board members, – Executive Board and – Biographies of the Executive Board members on pages 196 to 228 of the attached Annual Report 2020.
B – Compensation.
For Credit Suisse and the Bank, please see V – Compensation on pages 238 to 268 of the attached Annual Report 2020. In addition, for Credit Suisse, please see Note 10 – Compensation and benefits in VI – Consolidated financial statements – Credit Suisse Group on page 296, Note 30 – Employee deferred compensation in VI – Consolidated financial statements – Credit Suisse Group on pages 335 to 339, Note 32 – Pension and other post-retirement benefits in VI – Consolidated financial statements – Credit Suisse Group on pages 341 to 350, Note 6 – Personnel expenses in VII – Parent company financial statements – Credit Suisse Group on page 434 and Note 23 – Shareholdings in VII – Parent company financial statements – Credit Suisse Group on pages 442 to 443 of the attached Annual Report 2020. For the Bank, please see Note 10 – Compensation and benefits in VIII – Consolidated financial statements – Credit Suisse (Bank) on page 458, Note 29 – Employee deferred compensation in VIII – Consolidated financial statements – Credit Suisse (Bank) on pages 483 to 485, Note 31 – Pension and other post-retirement benefits in VIII – Consolidated financial statements – Credit Suisse (Bank) on pages 487 to 492, Note 6 – Personnel expenses in IX – Parent company financial statements – Credit Suisse (Bank) on page 541, Note 17 – Pension plans in IX – Parent company financial statements – Credit Suisse (Bank) on pages 549 to 550 and Note 23 – Shareholdings of the Board of Directors, Executive Board and employees and information on compensation plans in IX – Parent company financial statements – Credit Suisse (Bank) on pages 553 to 555 of the attached Annual Report 2020.
C – Board practices.
For Credit Suisse and the Bank, please see IV – Corporate Governance on pages 183 to 232 of the attached Annual Report 2020.
D – Employees.
For Credit Suisse and the Bank, please see IV – Corporate Governance – Overview – Corporate Governance framework – Employee relations on page 190 of the attached Annual Report 2020. In addition, for both Credit Suisse and the Bank, please see II – Operating and financial review – Credit Suisse – Employees and other headcount on page 68 of the attached Annual Report 2020.
E – Share ownership.
For Credit Suisse and the Bank, please see V – Compensation on pages 238 to 268 of the attached Annual Report 2020. In addition, for Credit Suisse, please see Note 30 – Employee deferred compensation in VI – Consolidated financial statements – Credit Suisse Group on pages 335 to 339, and Note 23 –Shareholdings in VII – Parent company financial statements – Credit Suisse Group on pages 442 to 443 of the attached Annual Report 2020. For the Bank, please see Note 29 – Employee deferred compensation in VIII – Consolidated financial statements – Credit Suisse (Bank) on pages 483 to 485, and Note 23 – Shareholdings of the Board of Directors, Executive Board and employees and information on compensation plans in IX – Parent company financial statements – Credit Suisse (Bank) on pages 553 to 555 of the attached Annual Report 2020.
Item 7. Major shareholders and related party transactions.
A – Major shareholders.
For Credit Suisse, please see IV – Corporate Governance – Shareholders on pages 190 to 195 of the attached Annual Report 2020. In addition, for Credit Suisse, please see Note 3 – Business developments, significant shareholders and subsequent events in VI – Consolidated financial statements – Credit Suisse Group on pages 290 to 292, Note 16 – Credit Suisse Group shares held by subsidiaries in VII – Parent company financial statements – Credit Suisse Group on page 439, Note 17– Purchases and sales of treasury shares in VII – Parent company financial statements – Credit Suisse Group on page 439 and Note 18 – Significant shareholders in VII – Parent company financial statements – Credit Suisse Group on page 439 of the attached Annual Report 2020. Credit Suisse’s major shareholders do not have different voting rights. The Bank has 4,399,680,200 shares outstanding and is a wholly owned subsidiary of Credit Suisse. See Note 22 – Significant shareholders and groups of shareholders in IX – Parent company financial statements – Credit Suisse (Bank) on pages 552 to 553 of the attached Annual Report 2020.
B – Related party transactions.
For Credit Suisse and the Bank, please see V – Compensation on pages 238 to 268 and IV – Corporate Governance – Additional information – Banking relationships with Board and Executive Board members and related party transactions on page 229 of the attached Annual Report 2020. In addition, for Credit Suisse, please see Note 31 – Related parties in VI – Consolidated financial
20-F/9

statements – Credit Suisse Group on pages 339 to 340 and Note 21 – Assets and liabilities with related parties in VII – Parent company financial statements – Credit Suisse Group on page 441 of the attached Annual Report 2020. For the Bank, please see Note 30 – Related parties in VIII – Consolidated financial statements – Credit Suisse (Bank) on page 486 and Note 24 – Amounts receivable from and amounts payable to related parties in IX – Parent company financial statements – Credit Suisse (Bank) on page 555 of the attached Annual Report 2020.
C – Interests of experts and counsel.
Not applicable because this Form 20-F is filed as an annual report.
Item 8. Financial information.
A – Consolidated statements and other financial information.
Please see Item 18 of this Form 20-F.
For a description of Credit Suisse’s legal and arbitration proceedings, please see Note 40 – Litigation in VI – Consolidated financial statements – Credit Suisse Group on pages 400 to 411 of the attached Annual Report 2020. For a description of the Bank’s legal and arbitration proceedings, please see Note 39 – Litigation in VIII – Consolidated financial statements – Credit Suisse (Bank) on page 516 of the attached Annual Report 2020.
For a description of Credit Suisse’s policy on dividend distributions, please see III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management – Dividends and dividend policy on pages 137 to 138 of the attached Annual Report 2020.
B – Significant changes.
None.
Item 9. The offer and listing.
A – Offer and listing details, C – Markets.
For information regarding the price history of Credit Suisse Group shares and the stock exchanges and other regulated markets on which they are listed or traded, please see X – Additional information – Other information – Listing details on page 576 of the attached Annual Report 2020. Shares of the Bank are not listed.
B – Plan of distribution, D – Selling shareholders, E – Dilution, F – Expenses of the issue.
Not required because this Form 20-F is filed as an annual report.
Item 10. Additional information.
A – Share capital.
Not required because this Form 20-F is filed as an annual report.
B – Memorandum and Articles of Association.
For Credit Suisse, please see IV – Corporate Governance – Overview – Corporate Governance framework, – Shareholders and – Board of Directors on pages 190 to 220 of the attached Annual Report 2020. In addition, for Credit Suisse, please see X – Additional information – Other information – Exchange controls and – American Depositary Shares on page 572 of the attached Annual Report 2020. Shares of the Bank are not listed.
C – Material contracts.
Neither Credit Suisse nor the Bank has any contract that would constitute a material contract for the two years immediately preceding the date of this Form 20-F.
D – Exchange controls.
For Credit Suisse and the Bank, please see X – Additional information – Other information – Exchange controls on page 572 of the attached Annual Report 2020.
E – Taxation.
For Credit Suisse, please see X – Additional information – Other information – Taxation on pages 572 to 575 of the attached Annual Report 2020. The Bank does not have any public shareholders.
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
In addition, Credit Suisse’s parent company financial statements, together with the notes thereto, are set forth on pages 427 to 444 of the attached Annual Report 2020 and incorporated by reference herein. The Bank’s parent company financial statements, together with the notes thereto, are set forth on pages 521 to 558 of the attached Annual Report 2020 and incorporated by reference herein.
I – Subsidiary information.
Not applicable.
Item 11. Quantitative and qualitative disclosures about market risk.
For Credit Suisse and the Bank, please see I – Information on the company – Risk factors on pages 45 to 58 and III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management on pages 139 to 178 of the attached Annual Report 2020.
Item 12. Description of securities other than equity securities.
A – Debt Securities, B – Warrants and Rights, C – Other Securities.
Not applicable.
D – American Depositary Shares.
For Credit Suisse, please see IV – Corporate Governance – Additional information – Other information – Fees and charges for holders of ADS on page 231 of the attached Annual Report 2020. Shares of the Bank are not listed.
20-F/11

Part II
Item 13. Defaults, dividend arrearages and delinquencies.
None.
Item 14. Material modifications to the rights of security holders and use of proceeds.
None.
Item 15. Controls and procedures.
For Credit Suisse’s management report, please see Controls and procedures in VI – Consolidated financial statements – Credit Suisse Group on page 426 and for the related report of the Group’s independent auditors, please see Report of the Independent Registered Public Accounting Firm on pages 271 to 271-III of the attached Annual Report 2020. For the Bank’s management report please see Controls and procedures in VIII – Consolidated financial statements – Credit Suisse (Bank) on page 520 and for the related report of the Group’s independent auditors, please see Report of the Independent Registered Public Accounting Firm on pages 447 to 447-III of the attached Annual Report 2020.
Item 16A. Audit committee financial expert.
For Credit Suisse and the Bank, please see IV – Corporate Governance – Board of Directors – Board committees – Audit Committee on pages 206 to 207 of the attached Annual Report 2020.
Item 16B. Code of ethics.
For Credit Suisse and the Bank, please see IV – Corporate Governance – Overview – Corporate governance framework on pages 186 to 190 of the attached Annual Report 2020.
Item 16C. Principal accountant fees and services.
For Credit Suisse and the Bank, please see IV – Corporate Governance – Additional information – External audit on pages 229 to 230 of the attached Annual Report 2020.
Item 16D. Exemptions from the listing standards for audit committee.
None.
Item 16E. Purchases of equity securities by the issuer and affiliated purchasers.
For Credit Suisse, please see III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management – Share purchases on page 137 of the attached Annual Report 2020. The Bank does not have any class of equity securities registered pursuant to Section 12 of the Exchange Act.
Item 16F. Change in registrants’ certifying accountant.
Following a tender of the audit mandate and structured evaluation and selection process in 2018, the Board of Directors (Board) proposed PricewaterhouseCoopers AG (PwC) as Credit Suisse’s new statutory auditor to succeed KPMG AG (KPMG) at the Annual General Meeting (AGM) on April 30, 2020. At the AGM on April 30, 2020, the proposal was approved by shareholders and PwC’s appointment became effective for the fiscal year ending December 31, 2020. Although Credit Suisse is not subject to mandatory external audit firm rotation requirements, the Audit Committee’s decision to pursue a rotation in auditors was made in view of the EU rules with respect to mandatory auditor rotation for certain of Credit Suisse’s significant subsidiaries. KPMG was engaged as our independent auditor for the fiscal years ended December 31, 2018 and December 31, 2019 until the filing of Credit Suisse’s and the Bank’s 2019 Annual Report on Form 20-F (2019 Form 20-F), which was filed with the SEC on March 30, 2020.
20-F/12

The disclosure called for by paragraph (a) of this Item 16F was previously reported, as that term is defined in Rule 12b-2 under the Exchange Act, in Credit Suisse’s and the Bank’s 2019 Form 20-F.
For further information regarding the external auditor’s appointment, please see IV – Corporate Governance – Additional information – External Audit on page 229 of the attached Annual Report 2020.
Item 16G. Corporate governance.
For Credit Suisse, please see IV – Corporate Governance – Additional Information – Other information – Complying with rules and regulations on pages 230 to 231 of the attached Annual Report 2020. Shares of the Bank are not listed.
Item 16H. Mine Safety Disclosure.
None.
Part III
Item 17. Financial statements.
Not applicable.
Item 18. Financial statements.
Credit Suisse’s consolidated financial statements, together with the notes thereto and the Report of the Independent Registered Public Accounting Firm thereon, are set forth on pages 269 to 426 of the attached Annual Report 2020 and incorporated by reference herein. The Bank’s consolidated financial statements, together with the notes thereto (and any notes or portions thereof in the consolidated financial statements of Credit Suisse Group referred to therein) and the Report of the Independent Registered Public Accounting Firm thereon, are set forth on pages 445 to 520 of the attached Annual Report 2020 and incorporated by reference herein.
20-F/13

Item 19. Exhibits.
1.1 Articles of association (Statuten) of Credit Suisse Group AG as of April 30, 2020.
1.2 Articles of association (Statuten) of Credit Suisse AG as of September 4, 2014 (incorporated by reference to Exhibit 1.2 of Credit Suisse Group AG’s and Credit Suisse AG’s annual report on Form 20-F for the year ended December 31, 2014 filed on March 20, 2015). https://www.sec.gov/Archives/edgar/data/1053092/000137036815000028/a140320ar-ex1_2.htm
1.3 Organizational Guidelines and Regulations of Credit Suisse Group AG and Credit Suisse AG as of February 11, 2021.
2.1 Pursuant to the requirement of this item, we agree to furnish to the SEC upon request a copy of any instrument defining the rights of holders of long-term debt of us or of our subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.
2.2 Description of securities registered pursuant to section 12 of the Securities Exchange Act of 1934.
8.1 Significant subsidiaries of Credit Suisse are set forth in Note 41 – Significant subsidiaries and equity method investments in VI – Consolidated financial statements – Credit Suisse Group on pages 411 to 414, and significant subsidiaries of the Bank are set forth in Note 40 – Significant subsidiaries and equity method investments in VIII – Consolidated financial statements – Credit Suisse (Bank) on pages 517 to 519 of the attached Annual Report 2020 and incorporated by reference herein.
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
15.1 Consent of PricewaterhouseCoopers AG, Zurich with respect to Credit Suisse Group AG consolidated financial statements.
15.2 Consent of PricewaterhouseCoopers AG, Zurich with respect to Credit Suisse AG consolidated financial statements.
15.3 Consent of KPMG AG, Zurich with respect to Credit Suisse Group AG consolidated financial statements.
15.4 Consent of KPMG AG, Zurich with respect to Credit Suisse AG consolidated financial statements.
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
                           Date: March 18, 2021
/s/ Thomas Gottstein                                 /s/ David R. Mathers
Name: Thomas Gottstein                            Name: David R. Mathers
Title: Chief Executive Officer                       Title: Chief Financial Officer
                            CREDIT SUISSE AG
                           (Registrant)
                           Date: March 18, 2021
/s/ Thomas Gottstein                                 /s/ David R. Mathers
Name: Thomas Gottstein                            Name: David R. Mathers
Title: Chief Executive Officer                       Title: Chief Financial Officer
20-F/15

[this page intentionally left blank]
20-F/16

Credit Suisse Group AG
Credit Suisse AG

CREDIT SUISSE

Annual Report 2020

Key metrics
	in / end of			% change
	2020	2019	2018	20 / 19	19 / 18
Credit Suisse (CHF million)
Net revenues	22,389	22,484	20,920	0	7
Provision for credit losses	1,096	324	245	238	32
Total operating expenses	17,826	17,440	17,303	2	1
Income before taxes	3,467	4,720	3,372	(27)	40
Net income attributable to shareholders	2,669	3,419	2,024	(22)	69
Cost/income ratio (%)	79.6	77.6	82.7	–	–
Effective tax rate (%)	23.1	27.4	40.4	–	–
Basic earnings per share (CHF)	1.09	1.35	0.79	(19)	71
Diluted earnings per share (CHF)	1.06	1.32	0.77	(20)	71
Return on equity (%)	5.9	7.7	4.7	–	–
Return on tangible equity (%)	6.6	8.7	5.4	–	–
Assets under management and net new assets (CHF billion)
Assets under management	1,511.9	1,507.2	1,344.9	0.3	12.1
Net new assets	42.0	79.3	53.7	(47.0)	47.7
Balance sheet statistics (CHF million)
Total assets	805,822	787,295	768,916	2	2
Net loans	291,908	296,779	287,581	(2)	3
Total shareholders' equity	42,677	43,644	43,922	(2)	(1)
Tangible shareholders' equity	38,014	38,690	38,937	(2)	(1)
Basel III regulatory capital and leverage statistics (%)
CET1 ratio	12.9	12.7	12.6	–	–
CET1 leverage ratio	4.4	4.0	4.1	–	–
Tier 1 leverage ratio	6.4	5.5	5.2	–	–
Share information
Shares outstanding (million)	2,406.1	2,436.2	2,550.6	(1)	(4)
of which common shares issued	2,447.7	2,556.0	2,556.0	(4)	0
of which treasury shares	(41.6)	(119.8)	(5.4)	(65)	–
Book value per share (CHF)	17.74	17.91	17.22	(1)	4
Tangible book value per share (CHF)	15.80	15.88	15.27	(1)	4
Market capitalization (CHF million)	27,904	32,451	27,605	(14)	18
Dividend per share (CHF)	0.2926	0.2776	0.2625	5	6
Number of employees (full-time equivalents)
Number of employees	48,770	47,860	45,680	2	5
See relevant tables for additional information on these metrics.

Annual Report 2020
Credit Suisse Group AG

Credit Suisse AG

Credit Suisse –
Annual Reporting Suite

Annual Report
2020

Annual Report
The Annual Report is a detailed presentation of Credit Suisse Group's company structure, corporate governance, compensation practices and treasury and risk management framework, and it includes a review of Credit Suisse Group's operating and financial results accompanied by its annual financial statements.
credit-suisse.com/ar

Sustainability
Report 2020

Sustainability Report
The Sustainability Report explains how Credit Suisse's commitments and aspirations in this area are put into practice as a key component of its operations.
credit-suisse.com/sustainabilityreport

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

Annual Report 2020
Message from the Chairman and the Chief Executive Officer
Interview with the Chairman and the Chief Executive Officer
I – Information on the company
Credit Suisse at a glance
Strategy
Divisions
Regulation and supervision
Risk factors
II – Operating and financial review
Operating environment
Credit Suisse
Swiss Universal Bank
International Wealth Management
Asia Pacific
Investment Bank
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
Report of the Statutory Auditor
Parent company financial statements
Notes to the financial statements
Proposed appropriation of retained earnings and capital distribution
X – Additional information
Statistical information
Other information
Appendix
Selected five-year information
List of abbreviations
Glossary
Investor information
Financial calendar and contacts

Message from the Chairman and the Chief Executive Officer
In 2020, we recorded strong operating performance in Wealth Management-related and Investment Bank divisions. We confirmed our strategy of being a leading Wealth Manager with strong global Investment Banking capabilities by launching a number of strategic initiatives to support our growth ambitions. In a year dominated by the global COVID-19 pandemic, we generated net income attributable to shareholders of CHF 2.7 billion. Group net new assets were CHF 42 billion.
Dear shareholders, clients and colleagues
In our previous Annual Report, we noted that the COVID-19 pandemic, still in its early stages at the time, would have a significant impact on the global economy. Like others, we are devastated by the enormous human and economic toll that this crisis inflicted, and continues to inflict. Even as we work hard to achieve our business goals, we cannot lose sight of what is happening around us in our communities and societies. We must keep events in their proper perspective. Nonetheless, we are proud of what our roughly 49,000 employees in all markets have achieved for our clients, the bank and its shareholders over the last 12 months.
Solid result in a difficult operating environment
The outstanding commitment and loyalty of our employees made it possible for us to deliver a solid result even in the difficult year of 2020. After equity markets – and not least financial stocks – came under great pressure in March and April, the global economy contracted with extraordinary severity at the start of the second quarter of 2020 as a result of the measures taken to combat the pandemic. Central banks and governments reacted with monetary and fiscal stimulus of an unprecedented magnitude. The period from May to August was then characterized by a sharp recovery as volatility declined and stock markets bounced back impressively. The resurgence of new case numbers in the US, Europe and a number of Asian countries from the fall onward then led to new restrictions on public life, together with commercial restrictions in certain sectors. While expectations of a return to normality have risen against a backdrop of vaccine program rollouts since December, the situation remains challenging in view of the emergence of new virus mutations.
In this environment, net revenues in the Wealth Management-related businesses across our divisions declined by 8% in total to CHF 13.6 billion in 2020. Global investment banking revenues of USD 10.2 billion in 2020, increased 19% year on year. With overall net revenues for the Group remaining stable at CHF 22.4 billion and a 2% increase in total operating expenses to CHF 17.8 billion, the Group recorded income before taxes of CHF 3.5 billion, 27% lower than in the previous year. Net income attributable to shareholders amounted to CHF 2.7 billion for 2020. This was a decline of 22% year on year including primarily the effects of higher provision for credit losses and major litigation provisions, as well as the impairment to the valuation of our minority shareholding in York Capital Management. Across the Group, we attracted net new assets of CHF 42 billion in 2020, and recorded assets under management in excess of CHF 1.5 trillion at year end.
Operating performance supporting our growth agenda
The repercussions of the COVID-19 pandemic brought macroeconomic challenges in their wake, along with very unfavorable exchange rate movements. As only around a quarter of our business is generated in our reporting currency, the Swiss franc, a depreciation of the dollar – precisely the scenario that unfolded in the reporting year – feeds through into the final numbers. However, our strategy of being a leading wealth manager with strong global investment banking capabilities proved robust in this environment. We recorded a strong underlying performance that would have seen adjusted income before taxes, excluding significant items* rise by 6% and adjusted pre-provision profit, excluding significant items* rise by 22%.
In keeping with our strategy, we launched four key strategic initiatives in the reporting year. First, we created a global Investment Bank (IB), including our Global Trading Solutions (GTS) business and a globally integrated equities platform. Second, we affirmed our commitment to play a leading role as a provider of sustainable financial services with the establishment of a new Sustainability, Research & Investment Solutions (SRI) function at the Executive Board level. Third, we are on track in integrating Neue Aargauer Bank into the Swiss Universal Bank (SUB) and have successfully launched a digital banking offering – CSX – for Swiss retail clients. Fourth, we are ensuring alignment across our control functions in respect of risk and compliance business practices through the new, integrated Chief Risk and Compliance Officer (CRCO) function, which will be retained at Executive Board level. We anticipate gross savings of approximately CHF 400 to 450 million annually from these initiatives, which should feed through into our results fully from 2022 onward. Assuming favorable commercial market and economic conditions, we will be able to reinvest this entire amount in our business.
Divisional results
The SUB division recorded income before taxes of CHF 2.1 billion for the full year 2020, a decline of 18% compared to 2019. Net revenues declined 5% year on year to CHF 5.6 billion, or on

Urs Rohner, Chairman of the Board of Directors (left) and Thomas Gottstein, Chief Executive Officer.
an adjusted* basis were almost precisely the amount that we were able to generate the previous year. Net new assets for the division as a whole amounted to CHF 7.8 billion. Total operating expenses remained stable compared to the previous year at CHF 3.2 billion, despite litigation expenses of CHF 45 million and restructuring costs of CHF 44 million, primarily incurred in connection with the integration of Neue Aargauer Bank. The Private Clients area recorded a 16% decline in income before taxes to CHF 1.1 billion year on year. Net revenues amounted to CHF 3.1 billion, or 4% lower than in the previous year. Corporate & Institutional Clients generated income before taxes of CHF 1.0 billion, down 21% on the prior year due to a 6% decline in net revenues to CHF 2.6 billion.
The International Wealth Management (IWM) division recorded income before taxes of CHF 1.1 billion in 2020, 49% lower than in the previous year, with net revenues recording a decline of 17% year on year to CHF 4.8 billion. The result was impacted by significant items that resulted in a net negative effect of CHF 84 million – compared to a positive effect of CHF 323 million in 2019 – and by restructuring costs of CHF 55 million. The division attracted high net new assets of CHF 32.2 billion in 2020. In Private Banking, income before taxes for 2020 totaled CHF 1.1 billion, a decline of 31% year on year. Net revenues for 2020 declined by 10% to CHF 3.7 billion. Private Banking recorded record-high net new assets of CHF 16.7 billion, a rise of 5% year on year, with notable inflows from emerging markets and Western Europe. Asset Management generated a loss before taxes of CHF 39 million for 2020, which mainly reflected the impairment loss from York in the final quarter. At CHF 1.1 billion, net revenues were down 33% compared to 2019.
The Asia Pacific (APAC) division increased net revenues to CHF 3.2 billion in 2020, 4% up from the previous year. Income before taxes for 2020 totaled CHF 828 million, a decline of 10% year on year. The rise in transaction-based revenues only partially compensated for higher provision for credit losses. Total operating expenses rose by 2% to CHF 2.1 billion compared to 2019. The division attracted net new assets of CHF 8.6 billion in 2020, an impressive result. APAC had assets under management of CHF 221.3 billion at the end of the year.

The IB division recorded income before taxes of CHF 1.7 billion in 2020, an increase of 61% year on year. Net revenues rose by 11% to CHF 9.1 billion compared to the previous year, with all business lines contributing to this result. Total operating expenses for 2020 declined by 1% year on year. Return on regulatory capital** was 12.2% for 2020, compared to just 7.1% for the prior year. The IB achieved this outstanding result in an environment characterized by the repercussions of the COVID-19 pandemic and high volatility, which was also impacted by geopolitical and macroeconomic uncertainties such as the UK’s exit from the EU and the US presidential elections. The weakening of the US dollar impacted our reported result in Swiss francs as it had a negative effect on revenues while at the same time reducing operating expenses.
Creating value for shareholders
In keeping with our intention to increase the ordinary dividend per share by at least 5% per annum, the Board of Directors will propose a cash distribution of CHF 0.2926 per share for the 2020 financial year to shareholders at the Annual General Meeting on April 30, 2021. Half of the distribution will be paid out of capital contribution reserves, free of withholding tax and not subject to income tax for Swiss resident individuals who hold the shares as a private investment; the remaining half will be paid out of retained earnings, net of 35% Swiss withholding tax.
In December, we completed our share buyback program for 2020 that we had started on January 6, 2020 and then had to suspend in March as a result of the COVID-19 pandemic. As part of this program, we bought back approximately 28.5 million shares for a total of CHF 325 million, which were then cancelled in line with the capital reduction approved by shareholders at the 2020 Annual General Meeting.
Our share buyback program for 2021, through which we intend to buy back shares amounting to at least CHF 1.0 billion with an upper limit of CHF 1.5 billion, subject to market and economic conditions, kicked off in January. The shares bought back in 2021 are expected to be cancelled via a capital reduction, in line with a resolution expected to be passed at a later Annual General Meeting.
Resilient business model generates capital
Our resilient diversified business model allows us to continue to generate capital. Already at the end of 2019, our capital and leverage ratios met the Swiss regulatory requirements that took effect in 2020. We strengthened our capital base once again last year. This is reflected in our common equity tier 1 (CET1) ratio, which rose from 12.7% at the end of 2019 to 12.9% at the end of 2020.
Reflecting the fourth quarter results, the Group’s Return on Tangible Equity (RoTE)** declined to 6.6% for the full year 2020. For the first nine months of 2020, this figure stood at 9.8%, higher than the 8.7% reported for the full year 2019. We are maintaining our medium-term RoTE** target of 10-12%, in a normalized environment and subject to market and economic conditions. Diluted earnings per share for 2020 amounted to CHF 1.06, compared to CHF 1.32 for 2019, while the tangible book value per share** remained stable at CHF 15.80 at the end of 2020, compared to CHF 15.88 at the end of 2019.
Cooperative dialogue with regulators
As reported in last year’s Annual Report, the Swiss Financial Market Supervisory Authority FINMA (FINMA) regarded our emergency plan for Credit Suisse (Schweiz) AG in February 2020 as effective. In September 2020, FINMA announced that it was opening enforcement proceedings against Credit Suisse in the context of the “observation activities.” We are cooperating fully in these proceedings, and working with our Swiss regulator to ensure a comprehensive and brisk resolution of this matter.
Changes to the Board of Directors and Executive Board
After serving on the Board of Directors for 12 years and chairing this body for 10 of them, Urs Rohner will step down from the Board at this year’s Annual General Meeting, in keeping with the maximum term of 12 years introduced during his time in office. The Board of Directors is pleased to be able to propose António Horta-Osório for election as the new Chairman of the Board of Directors at the Annual General Meeting on April 30, 2021. António Horta-Osório has been Group Chief Executive Officer of Lloyds Banking Group, the largest retail and commercial bank in the UK, since 2011. With this proposed appointment, the Board of Directors is looking forward to gaining as its new Chairman a profoundly experienced figure in the international banking industry with a proven track record.
In addition to Urs Rohner, two other current members of the Board of Directors will not be standing for re-election at the 2021 Annual General Meeting: Joaquin J. Ribeiro and John Tiner. As already communicated at the end of October last year, the Board of Directors of Credit Suisse Group AG will be proposing the election of two new, non-executive members of the Board of Directors at the Annual General Meeting on April 30, 2021, namely Clare Brady and Blythe Masters. Clare Brady, a British citizen, was previously director of Internal Audit at the International Monetary Fund. She is currently a member of the Audit and Risk Commission of the International Federation of Red Cross and Red Crescent Societies in Switzerland, and a non-executive member of the Board of Directors of Fidelity Asian Values, PLC in the UK. Blythe Masters, likewise a British citizen, held a number of leading functions at J.P. Morgan Chase over a period of 27 years. She then moved to Digital Asset Holdings, an enterprise blockchain company for which she acted as CEO until 2018. She is currently a member of the Board of Directors of A.P. Møller-Maersk, as well as Chair of the Board of Directors and Audit Committee of Phunware, an enterprise mobile platform.
In keeping with the launch of the above-mentioned strategic initiatives, there have also been changes to the Executive Board. We transferred management responsibility for the global Investment Bank to Brian Chin, who previously headed up our former Global Markets division. David Miller, previously CEO of the former Investment Banking & Capital Markets division, has stepped down from the Executive Board and taken over management of the capital markets and advisory business within IB. With the aim of bringing greater effectiveness and efficiency to our controlling environment given changing regulatory parameters, we have now combined Risk and Compliance into the single function of Chief Risk and Compliance Officer (CRCO), which is held by Lara Warner. The new Sustainability, Research & Investment Solutions (SRI) function is headed by Lydie Hudson as CEO.
Ongoing commitment to sustainability
The new Executive Board-level function for sustainability underscores our commitment to this topic, which formed an important aspect of Group strategy in 2020. While the challenge of climate change received rather less public attention last year due to the pandemic, we are in no doubt that the Earth’s climate and other sustainability questions will rightfully remain in the spotlight over the coming decade. We want to be a leading provider of sustainability solutions in the financial industry, across our Wealth Management and the Investment Bank. We are underlining this ambition by assigning the mandate of a Board of Directors Sustainability Leader to our board member Iris Bohnet.
In 2020, we made significant progress in this area. Specifically, we introduced the Client Energy Transition Frameworks for the key industries of oil and gas, mining, and utilities/power generation, which we believe will form an important part of our strategic program of evaluating the energy transition readiness of corporate clients in these sectors. Our progress in this area is attracting recognition. For example, as part of the annual review of the S&P Dow Jones Indices in November 2020, we were once again selected as an index component of both the Dow Jones Sustainability World Index and the Dow Jones Sustainability Europe Index. Meanwhile, Credit Suisse’s rating by the Carbon Disclosure Project in respect of climate-related disclosure improved to “A-,” while the MSCI ESG rating improved to “A.”
Outlook and recent events
At our 4Q20 results announcement on February 18, 2021, we noted in our outlook statement that Credit Suisse has seen a strong start to 2021. This has continued over the last month, with the Group achieving the highest level of income before taxes in both January and February in a decade. Our Investment Bank division is benefitting from a particularly strong performance in capital markets issuance activity and from a continued good performance across sales & trading, with overall Investment Bank year-to-date revenues up over 50% compared to the same period last year. Increased YoY client activity is also benefitting all three of our Wealth Management-related businesses, led by growth in GTS, and with particular strength in the Asia Pacific division, while sequentially net interest income is stabilizing and recurring commissions and fees continue to trend up. Notwithstanding the continued COVID-19 pandemic, our credit loss experience remains benign, with signs of improvement in the global economy beginning to benefit allowance for credit losses under the current expected credit loss (CECL) accounting methodology.
With regard to the suspension and liquidation of the supply chain finance funds (with an aggregate net asset value of approximately USD 10 billion as published in late February 2021) managed by Credit Suisse Asset Management (CSAM) with assets originated and structured by Greensill Capital, Credit Suisse’s priority remains the recovery of funds for CSAM’s investors. CSAM is working closely with the administrators of Greensill Capital, Grant Thornton, and with other parties to facilitate this process. Initial redemption repayments totalling USD 3.1 billion across the four funds have been made beginning on March 8, 2021. The funds’ management companies intend to announce further cash distributions over the coming months, and we will update fund investors accordingly. With respect to the collateralized USD 140 million bridge loan made by Credit Suisse to Greensill Capital last year, USD 50 million has been recently repaid by the administrators of Greensill Capital, reducing the outstanding loan to USD 90 million. While these issues are still at an early stage, we would note that it is reasonably possible that Credit Suisse will incur a charge in respect of these matters.
On March 17, 2021, and subsequent to the recent reports and announcements regarding the CSAM managed supply chain finance funds, the Board of Directors of the Group decided to appoint Ulrich Körner as CEO of Asset Management and a member of the Group Executive Board, effective April 1, 2021. From that date, the Asset Management business will be separated from the International Wealth Management division and managed as a new separate division. As a member of the Executive Board, Ulrich Körner will report directly to the Group CEO, Thomas Gottstein.
As a final point, we would like to thank our roughly 49,000 employees around the world for their terrific work and dedication in 2020. The repercussions of the coronavirus pandemic have posed major challenges to our clients, our company and the everyday working lives of our employees. What we achieved in 2020 for our clients under difficult circumstances makes us proud, and strengthens confidence that our bank will prove successful in tackling the challenges that lie ahead – whether that be tackling the ongoing pandemic, the demands posed by the ongoing digitalization of financial services or the greatest social and macroeconomic challenge of our era – climate change.
Best regards
Urs Rohner                            Thomas Gottstein
Chairman of the                     Chief Executive Officer
Board of Directors
March 2021
> Refer to “Important Information” on page 10 for a reconciliation of adjusted results and further information.

Interview with the Chairman and the Chief Executive Officer
After three very good quarters despite a difficult operating environment, you closed the fourth quarter of 2020 with a loss due to several items, which had an adverse impact on your results. Does that frustrate you?
CEO: The write-downs and costs from litigation issues we booked in the fourth quarter – with the underlying matters dating back several years – do frustrate me, yes. This is natural. On the other hand, it was important for us to find a resolution as rapidly as possible and keep these matters from holding us back in the future.
In connection with the presentation of the results for the full year 2020, you talked about a basis for growth. What do you mean by that?
CEO: Not only did we have to absorb the repercussions of the pandemic in 2020, we also had to confront other macroeconomic challenges, along with highly unfavorable exchange rate movements. In my view, we did a good job in rising to those challenges. It became clear last year that our strategy of being a leading wealth manager with strong global investment banking capabilities could withstand the kind of pandemic not seen for generations.
So aren’t any corrections to the strategy needed?
CEO: We launched a number of strategic initiatives last year to position ourselves for growth. We created a global Investment Bank and aligned our Risk and Compliance control functions in a newly integrated Risk and Compliance area at the Executive Board level. In addition, we established an entirely new function at the Executive Board level – Sustainability, Research & Investment Solutions – with the ambition to put sustainability at the core of our offering to private, corporate and institutional clients. We want to lead the way with our research-based advisory activity. At the same time, we are underscoring our commitment to achieving the objectives set out in the Paris Agreement. The strategy is the right one, and we are making it future-oriented by aligning it with the key themes of the coming years.
Urs Rohner, after 10 years as Chairman, 12 years on the Board of Directors, and a full 17 years at Credit Suisse, you are not standing for re-election at this year’s AGM. Is now the right time?
Chairman: Well, I suppose I’m at fault myself when it comes to the timing, as the term restriction of 12 years for a board member was after all introduced during my tenure as Chairman. I am convinced that in these kinds of functions, change is necessary at appropriate intervals. So in that sense, it’s time for a change in my case too. The outstanding qualities my designated successor, António Horta-Osório, brings to the table only strengthen me in that belief.
You have joined the Executive Board in 2004. How does the Credit Suisse of 2021 differ from the Credit Suisse of 2004?
Chairman: To be honest, a comprehensive answer to that question would go beyond the scope of this interview. On the one hand, the DNA of Credit Suisse is very much the same: an entrepreneur’s bank that shapes its business in accordance with the social and economic challenges of the era. But when you compare operating and strategic business models, no stone has been left unturned. And don’t forget that as an industry we are operating in a very different environment compared to 17 years ago.
By that you mean what specifically?
Chairman: It took years to repair the damage of the financial crisis of 2007-2008 and the subsequent eurozone debt crisis. Also, for a global, systemically important big bank operating from Switzerland, the introduction of the automatic exchange of information fundamentally redefined the rules of the cross-border wealth management business.
And how did these changes impact Credit Suisse?
Chairman: Looking back at my time as Chairman, the years from 2011 to 2015 were challenging, as we still had to deal with the repercussions of 2008. In addition to legal disputes and regulatory investigations, we were above all grappling with a need for reform that was apparent throughout the financial industry. And all this came against the backdrop of a eurozone debt crisis, the new Basel III framework, and the “Too Big to Fail” legislation in Switzerland. Specifically, we needed to be more resilient, build up more capital, ensure more stable financing and adjust the bank’s business model, as well as exit certain business areas. With regard to the build-up of capital and the reduction of risks, we had met our planned objectives by the end of 2013. In 2014, we resolved significant legacy issues relating to the cross-border business with the US authorities, while in the very same year the G20 confirmed the automatic exchange of information as a global standard. These – combined with the so-called “Swiss finish” – were the key parameters for the world of banking following the great financial crisis, together with the Financial Stability Board’s proposal in respect of the loss-absorbing capacity of global systemically important banks, of which Credit Suisse is one.
Did you ever ask yourselves whether growth was even possible against such a backdrop?
Chairman: The strategic question of how a company or indeed an industry can grow sustainably will always arise, irrespective of the prevailing environment. For instance, in mid-January 2015, we saw the decision by the Swiss National Bank to abandon the minimum level it had set for the euro-Swiss franc exchange rate, along with the introduction of negative interest rates – which at that point was supposed to be for just a short period of time. The year 2015 turned out to be a transitional one, in which the Board of Directors and the executive management team embarked on a restructuring led by a new CEO. This strategy was to be a leading Wealth Manager with strong Investment Banking capabilities. The consistent implementation of this strategy led to losses in 2015 and 2016. We also closed 2017 with a loss due to the revaluation of our tax assets in connection with the US tax reform, even though we would have returned to profitability on a pre-tax basis adjusting for this effect. And by 2018, over the course of which we were able to complete our restructuring, we reported a net profit once again of more than CHF 2 billion. So to give a simple answer to your question: Yes, we have shown that growth is possible.
How are you dealing with the risks that arise in an era of pandemic?
CEO: With the above-mentioned combination of Risk and Compliance into a single Executive Board-level function, we have once again strengthened risk management. If you look at credit provisions, you will see that we are quite prudent. Our current provisions are significantly higher than our long-term average. So while it is a huge rise in relative terms, we believe it is appropriate for us in the current environment.
Following a major slump in the stock price in the spring of 2020, the valuation of CS has now recovered along with those of other financial stocks. But you presumably cannot be satisfied with where you are now?
CEO: No, we are not yet satisfied with our share price. But I also have confidence in our fundamental development going forward. Our performance last year clearly demonstrates our potential on the operating side. We also continued to build up our capital base in this difficult environment. This shows that our strategy is the right one, as well as being the right fit for the parameters in which we are operating.
Last year, the debate over the merger of banking institutions in Europe was very prominent in the media. What is your assessment of the situation?
Chairman: The business models of banks nowadays presuppose ongoing cost management, and size can make a difference in this respect because it allows for certain scale effects. For this reason, consolidation in the European banking environment is rightly a topic of discussion at the moment. As Chairman, I can hardly cover my ears to this topic, because I believe that would not be doing justice to my mandate, which includes observing the environment on an ongoing basis.
Credit Suisse wanted to achieve a return on tangible equity of around 10% in 2020, but missed this ambition due to the loss-making fourth quarter. Have you nonetheless reaffirmed your commitment to this ambition going forward?
CEO: We were at 9.8% for the first nine months of the year and, as previously mentioned, confronted a lot of special items in the fourth quarter. In view of our robust operating performance in this challenging environment, we remain committed to the ambitions we set out at our Investor Update last December. With our strategic initiatives, we believe that we are in an excellent position to further invest in growth.
How has the COVID-19 pandemic changed the nature of the bank’s relationship with its clients?
CEO: The crisis has given us the opportunity to do the very best we can for clients and employees. We co-initiated Switzerland’s bridge-loan program and also provided the best possible support to our clients in other markets too. This required a Herculean effort on the part of our employees, whom we fully supported. Digitalization has progressed to a remarkable degree over a very short time, both internally and in our contacts with clients. Our home working capacity now amounts to some 90%, while our online banking service in Switzerland recorded 47% growth over the last two years. Things will continue to move in this direction, and I think that is good: I am a fan of offering our clients both, “high-tech” and “high-touch”, depending on their needs and preferences.
Alongside the pandemic and the various economic challenges, a number of developments last year showed that societies are becoming increasingly aware of social and environmental issues. How is Credit Suisse responding?
Chairman: We continuously assess our operations, our environmental footprint and our role in a changing society. At the start of the year, we published a revised Code of Conduct, addressing above all the need for increased awareness of diversity and inclusion. And we have made significant progress over the last 10 years, as underlined by the number of female members of both the Board of Directors and Executive Board today. However, we still have a long way to go, and we have to continue to infuse this priority throughout our organization and functions.
Your term as Chairman of the Board will end at the upcoming AGM. What are your hopes for your successor after he is approved at the AGM?
Chairman: Above all, I would like to wish António Horta-Osório a great start. He will remain with Lloyds Banking Group until April, and only then start with us. I have no doubt that together with the Board of Directors, the Executive Board and our employees, he will carry on the tradition and purpose of our unique bank, which we express as follows: We build lasting value by serving our clients with care and entrepreneurial spirit. This is ultimately what will benefit our shareholders and society as a whole.

Important Information
* Refers to adjusted results or adjusted results excluding significant items as applicable. Results excluding items included in our reported results are non-GAAP financial measures.
in	2020	2019	% change
Results (CHF million)
Income/(loss) before taxes	3,467	4,720	(27)
Total adjustments	1,181	248	376
Adjusted income before taxes	4,648	4,968	(6)
Significant items
gain related to InvestLab transfer	268	327	(18)
gain on equity investment in Allfunds Group	127	0	–
gain on equity investment in SIX Group AG	158	498	(68)
gain on equity investment in Pfandbriefbank	134	0	–
impairment on York Capital Management	(414)	0	–
Adjusted income before taxes excluding significant items	4,375	4,143	6
Adjusted results are non-GAAP financial measures which exclude certain items included in our reported results. Refer to “Reconciliation of adjusted results” in II – Operating and financial review – Credit Suisse for further information.

** Return on tangible equity, return on regulatory capital and tangible book value per share are non-GAAP financial measures. Refer to II – Operating and financial review – Credit Suisse for information on how these measures are calculated and to “Financial goals” in I- Information on the company – Strategy for further information on ambitions that are non-GAAP financial measures. For further details on capital-related information, see “Capital Management-Regulatory Capital Framework” in III-Treasury, Risk, Balance sheet and Offbalance sheet.
References to Wealth Management mean SUB Private Clients, IWM Private Banking and APAC or their combined results. References to Wealth Management-related mean SUB, IWM and APAC or their combined results. References to global investment banking mean the Investment Bank, APAC advisory and underwriting as well as M&A, DCM and ECM in SUB Corporate & Institutional Clients. References to pre-provision profit mean pre-tax income excluding provision for credit losses.
We may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions (including macroeconomic and other challenges and uncertainties, for example, resulting from the COVID-19 pandemic), changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives.
This document contains forward-looking statements that involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements. A number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in I – Information on the company – Risk factors and in the “Cautionary statement regarding forward-looking information” in our Annual Report 2020 on Form 20-F for the fiscal year ended December 31, 2020 and other public filings and press releases. We do not intend to update these forward-looking statements.
This document contains certain unaudited interim financial information for the first quarter of 2021. This information has been derived from management accounts, is preliminary in nature, does not reflect the complete results of the first quarter of 2021 and is subject to change, including as a result of any normal quarterly adjustments in relation to the financial statements for the first quarter of 2021. This information has not been subject to any review by our independent registered public accounting firm. There can be no assurance that the final results for these periods will not differ from these preliminary results, and any such differences could be material. Quarterly financial results for the first quarter of 2021 will be included in our 1Q21 Financial Report. These interim results of operations are not necessarily indicative of the results to be achieved for the remainder of the full first quarter of 2021.
In preparing this document, management has made estimates and assumptions that affect the numbers presented. Actual results may differ. Annualized numbers do not take into account variations in operating results, seasonality and other factors and may not be indicative of actual, full-year results. Figures throughout this document may also be subject to rounding adjustments. All opinions and views constitute judgments as of the date of writing without regard to the date on which the reader may receive or access the information. This information is subject to change at any time without notice and we do not intend to update this information.

I – Information on the company
Credit Suisse at a glance
Strategy
Divisions
Regulation and supervision
Risk factors

Credit Suisse at a glance
Credit Suisse
Our strategy builds on Credit Suisse’s core strengths: its position as a leading global wealth manager, its specialist investment banking capabilities and its strong presence in our home market of Switzerland. We seek to follow a balanced approach with our wealth management activities, aiming to capitalize on both the large pool of wealth within mature markets as well as the significant growth in wealth in Asia Pacific and other emerging markets. Founded in 1856, we today have a global reach with operations in about 50 countries and 48,770 employees from over 150 different nations. Our broad footprint helps us to generate a more geographically balanced stream of revenues and net new assets and allows us to capture growth opportunities around the world. We serve our clients through three regionally focused divisions: Swiss Universal Bank, International Wealth Management and Asia Pacific. These regional businesses are supported by our Investment Bank division. Our business divisions cooperate closely to provide holistic financial solutions, including innovative products and specially tailored advice.
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
Asia Pacific
The Asia Pacific division delivers an integrated wealth management, financing, underwriting and advisory offering to our target ultra-high-net-worth, entrepreneur and corporate clients. We provide a comprehensive suite of wealth management products and services to our clients in Asia Pacific and provide a broad range of advisory services related to debt and equity underwriting of public offerings and private placements as well as mergers and acquisitions. Our close collaboration with the Investment Bank supports and enables our wealth management activities in the region through the delivery of holistic, innovative products and tailored advice.
Investment Bank
The Investment Bank division delivers client-centric sales and trading products, services and solutions across all asset classes and regions as well as advisory, underwriting and financing services. Our range of products and services includes global securities sales, trading and execution, prime brokerage, capital raising and comprehensive corporate advisory services. Additionally, our Global Trading Solutions platform provides centralized trading and sales services to the Group’s other business divisions. Our clients include financial institutions and sponsors, corporations, governments, ultra-high-net-worth individuals, sovereigns and institutional investors.

Strategy
Credit Suisse strategy
Our strategy is to be a leading Wealth Manager with strong global Investment Banking capabilities.
Our strategy has driven our operational success as we have transformed Credit Suisse since 2015. During our restructuring phase between 2015 and 2018, we lowered our break-even point through a significant reduction in our cost base, successfully de-risked our investment banking activities and strengthened our capital base. Since then, we have implemented a series of structural refinements intended to improve effectiveness, drive efficiencies and capture future growth opportunities.
Our organizational structure now consists of three regionally focused Wealth Management-related divisions: Swiss Universal Bank, International Wealth Management and Asia Pacific, supported by the global Investment Bank. We launched a new Sustainability, Research & Investment Solutions (SRI) function at the Executive Board level, underlining the sharpened focus on sustainability. We combined our former Risk Management and Compliance functions into a single integrated Chief Risk and Compliance Officer function to unlock potential global synergies. Our operating businesses are supported by focused corporate functions at the Group Executive Board level, consisting of: Chief Financial Officer, Chief Operating Officer, Chief Risk and Compliance Officer, Sustainability, Research & Investment Solutions, General Counsel and Human Resources.
We are now focused on the growth phase of our strategic journey, proactively investing to capture growth opportunities across all our businesses, and our ambition to be a leader in sustainability.
Accelerate Wealth Management growth
We believe wealth management is one of the most attractive segments in banking. Global wealth has grown significantly in recent years and is projected to continue to outgrow GDP over the coming years. We seek to follow a balanced approach with our wealth management activities, aiming to capitalize on both the large pool of wealth within mature markets as well as the significant growth in wealth in Asia Pacific and other emerging markets.
The entrepreneurs and ultra-high-net-worth individuals (UHNWI) segment is expected to be the fastest growing wealth segment especially in the higher growth emerging markets. We believe that our positioning as the “Bank for Entrepreneurs” by leveraging our strengths in Wealth Management and Investment Banking provides us with differentiated capabilities to protect and grow our clients’ wealth and offer an integrated approach across their private and corporate financial needs.
Through our regionalized model, across our three Wealth Management-related divisions Swiss Universal Bank, International Wealth Management and Asia Pacific, we have enhanced our client proximity and react to changing client needs.
Since 2015, we have built on our leading regional wealth management positions to significantly grow our Wealth Management business. We have attracted CHF 250.9 billion of net new assets since the beginning of 2016, leading to record Assets under Management of CHF 1,511.9 billion at the end of 2020. We will seek to accelerate our growth by investing into our Wealth Management-related businesses with the ambition to deliver positive operating leverage and a return on regulatory capital of 20-25% in the medium-term. We also aim to grow our Wealth Management-related income before taxes to between CHF 5.0-5.5 billion in 2023.
> References to our Wealth Management-related businesses mean our Swiss Universal Bank division, our International Wealth Management division and our Asia Pacific division or their combined results.
> References to our Wealth Management businesses mean the Private Clients business within Swiss Universal Bank, the Private Banking business within International Wealth Management and the Asia Pacific division or their combined results.
We are implementing the following initiatives with clear medium-term ambition growth rates for the Swiss Universal Bank, International Wealth Management and Asia Pacific to deliver our financial ambitions in our Wealth Management business:
■ Grow client business volume by building on our Bank for Entrepreneurs;
■ Enhance our financing solutions;
■ Grow mandates leveraging our “House View”;
■ Capture opportunities in private markets;
■ Develop sustainable investing and financing solutions;
■ Accelerate digital transformation; and
■ Extend collaboration with Asset Management, Global Trading Solutions (GTS) and the Investment Bank.
Generate sustainable Investment Bank returns
A strong investment banking business is key to our ability to provide institutional-style solutions as well as capital markets and advisory services to our wealth management clients.
Effective August 1, 2020, we created a single, globally-integrated Investment Bank division through the combination of our former Global Markets, Investment Banking & Capital Markets and Asia Pacific Markets businesses to achieve critical scale. Our newly integrated global division is intended to be more diversified, more balanced, less volatile and more connected to our Wealth Management clients.
In addition, GTS was created within the Investment Bank through the combination of the successful businesses of International Trading Solutions (ITS) and Asia Pacific Solutions. GTS is a joint venture between the Investment Bank and our International Wealth Management, Swiss Universal Bank and Asia Pacific divisions to provide institutional-style solutions to our wealth management clients.

Since 2016, we have transformed the Investment Bank, growing our revenues by 13% to USD 9.7 billion and more than tripling our income before taxes to USD 1.8 billion in 2020 while significantly reducing the risk profile of the business. We are focused on driving sustainable returns across the Investment Bank and delivering on our medium-term return on regulatory capital ambition of 10-15%.
We believe we are well-positioned for the post COVID-19 market environment, and will benefit from the expected recovery in mergers and acquisitions (M&A) and asset finance, increased capital markets activity driven by leveraged finance and anticipated normalization of credit loss provisions. We intend to continue to strengthen the connectivity to our Wealth Management-related businesses, particularly through GTS, delivering institutional-style solutions to Wealth Management clients and the newly established mid-market M&A and advisory team in International Wealth Management. We are focused on disciplined investment in people, capital and technology in our market-leading businesses across equities, fixed income and capital markets and advisory.
Be a leader in sustainability
Credit Suisse’s commitment to integrating sustainability across our businesses and operations led to the creation of Sustainability, Research & Investment Solutions at the Executive Board level. We aim to deliver industry-leading sustainable insights and solutions across wealth management, investment banking, corporate and institutional clients and provide a single “House View” with a focus on supertrends and sustainability. We are also committed to driving our own transition, including our commitment to achieve net zero emissions from our operations, supply chain and financing activities no later than 2050, with intermediate emissions goals for 2030, as well as our commitment to develop science-based targets.
Our ambition is to provide sustainable investment solutions at the core of our offering to wealth management clients. We are extending the breadth and depth of our offering by integrating Environmental, Social and Governance (ESG) into our investment processes through our proprietary Credit Suisse Sustainability Framework. In 2020, we announced the goal to provide at least CHF 300 billion of sustainable financing over the next 10 years, supported by our proprietary Client Energy Transition Framework. In addition, we aim to partner with industry leaders and NGOs to drive best-in-class ESG standard setting.
We have established a Board-level Sustainability Advisory Committee to oversee our sustainability strategy and its execution and have established a Sustainability Leadership Committee with senior representatives from each division and control function to drive and execute our sustainability strategy across the bank.
COVID-19 pandemic
The spread of COVID-19 has had a significant impact on the global economy. In response to the COVID-19 outbreak in countries and regions in which the Group operates, the Executive Board invoked our formal crisis management process and put in place various response measures, including travel restrictions, a quarantine protocol, guidelines for client meetings and employee gatherings and certain changes to the daily operations of critical processes, in order to ensure continuity of our business operations and protect the health and safety of employees.
Through the COVID-19 pandemic, Credit Suisse has supported its employees, clients and the communities in which we operate. We have provided free antibody testing to employees and extended paid family leave in locations with closed schools. An internal survey in June 2020 showed that more than 90% of our employees felt well-supported and informed by management’s response to the COVID-19 pandemic.
Credit Suisse has played an active role in the design and execution of the COVID-19 SME financing program sponsored by the Swiss government that provided CHF 17 billion of financing and we have conducted a bank-wide donation matching program raising approximately CHF 25 million for charities focused on alleviating the impact of COVID-19 and supporting those affected by inequality.
Credit Suisse was able to process a loan volume of approximately CHF 3 billion in 2020 as part of the COVID-19 bridge loan program to help support the Swiss economy. As a supplement to this program, in January 2021 we also made available to our corporate clients an additional credit facility of CHF 500 million.
Our COVID-19 crisis management efforts were recognized by Euromoney with an award for “Global Excellence in Leadership” – Euromoney Awards for Excellence 2020.
We are closely monitoring the spread of COVID-19 and the potential effects on our operations, business and financial performance, including credit loss estimates, trading revenues, net interest income and potential goodwill assessments.
> Refer to “COVID-19 pandemic and related regulatory measures” in II – Operating and financial review – Credit Suisse for further information regarding other developments pertaining to COVID-19.
Financial ambitions
Our financial ambitions are:
■ Intend to delivera medium-term Group return on tangible equity (RoTE) of 10-12%, in a normalized environment, subject to market and economic conditions;
■ Aim to increase Wealth Management-related income before taxes to between CHF 5.0-5.5 billion in 2023;
■ Intend to deliver on our medium-term return on regulatory capital ambition of 20-25% in our Wealth Management-related businesses and 10-15% for our global Investment Bank;
■ Drive positive operating leverage, including with continued innovation in digitalization and automation;

■ Continue to accrue for at least 5% dividend growth per annum, including with respect to the planned 2020 dividend compared to the total 2019 dividend of CHF 0.2776 per share; and
■ Intend to buy back at least CHF 1.0 billion of shares in 2021, and up to a maximum of CHF 1.5 billion for the full year, subject to market and economic conditions.
We aim to operate with a common equity tier 1 (CET1) ratio of at least 12.5% and a Tier 1 ratio in excess of 17.5% for at least the first half of 2021 given the ongoing COVID-19 pandemic.
We expect to record total restructuring expenses over the course of our current restructuring program of approximately CHF 300-350 million which we believe will allow us to generate approximately CHF 250-300 million of gross savings in 2021 and approximately CHF 400-450 million gross savings from 2022 onwards. Together with ongoing productivity measures, this will allow for reinvestment, subject to market and economic conditions, of approximately CHF 300-600 million across Wealth Management and the Investment Bank, as well as in technology and SRI.
Our ambitions often include metrics that are non-GAAP financial measures and are unaudited. A reconciliation of these ambitions to the nearest generally accepted accounting principles (GAAP) measures is unavailable without unreasonable efforts. Adjusted results exclude goodwill impairment, major litigation provisions, real estate gains and other revenue and expense items included in our reported results, all of which are unavailable on a prospective basis. Return on Tangible Equity is based on tangible shareholders’ equity, a non-GAAP financial measure also known as tangible book value, which is calculated by deducting goodwill and other intangible assets from total shareholders’ equity as presented in our balance sheet, both of which are unavailable on a prospective basis. Return on regulatory capital, a non-GAAP financial measure, is calculated using income/(loss) after tax and assumes a tax rate of 25% and capital allocated based on the average of 10% of risk-weighted assets (RWA) and 3.5% of leverage exposure; the essential components of this calculation are unavailable on a prospective basis. Such ambitions are calculated in a manner that is consistent with the accounting policies applied by us in preparing our financial statements.
Withdrawal of the UK from the EU and our legal entity structure
Following extensive negotiations with the EU on the terms of its withdrawal, the UK ceased to be a member of the EU on January 31, 2020. Under the terms of the withdrawal agreement, the UK continued to be bound by EU laws for a transitional period, through December 31, 2020.
Our UK investment banking entities, Credit Suisse International and Credit Suisse Securities Europe Limited, have in the past provided a comprehensive range of investment banking services to clients through both the London operations and a number of different branches across the European Union and, following the UK’s withdrawal, subject to certain exceptions, we completed the transfer of their EU clients and EU venue-facing businesses to entities in the EU. In order to provide continued services to EU clients and access to EU markets, we leveraged our existing legal entity network and, where necessary, transferred our EU clients and EU venue-facing broker-dealer business to Group entities incorporated in Spain, Credit Suisse Securities, Sociedad de Valores, S.A., and Germany, Credit Suisse (Deutschland) AG. We transferred our EU client lending business activities, where required, to Credit Suisse (Deutschland) AG. Businesses in the UK entities’ EU branches were transferred to branches of Credit Suisse Securities, Sociedad de Valores, S.A.
In July 2020, an application for authorization as a credit institution was filed with the Bank of Spain to convert the existing broker-dealer entity, Credit Suisse Securities, Sociedad de Valores, S.A., into a fully licensed banking entity, Credit Suisse Bank (Europe) SA. The application is currently under consideration by the Bank of Spain and the European Central Bank, and subject to their authorization, the conversion is anticipated to take place by mid-year 2021. The new bank will be able to provide the full suite of investment banking business EU-wide, including capital markets advice, loan origination, arranging, underwriting, distribution and securities and derivatives sales, trading and execution services.
Our UK wealth management entity, Credit Suisse (UK) Limited, has in the past provided a comprehensive range of wealth management services to clients through its London operations and, following the UK’s withdrawal, ceased such services to its EU clients. In order to provide continued services to such clients, where necessary, we transferred clients to other existing entities in our wealth management entity network in the EU.
Following the UK’s withdrawal from the EU and in the context of an overarching global legal entity simplification program, the Group has furthermore developed a comprehensive EU entity strategy during 2020, which is in the process of implementation. The global legal entity simplification program is also defining a strategy to optimize the legal entity structure across other regions, including expediting the closure of redundant entities and an optimization of the legal entity structure of our asset management businesses within International Wealth Management. Over the medium term, the Group anticipates achieving a leaner global legal entity structure, which is aligned to the business strategy and requires maintaining fewer legal entities with the respective capital benefits for the parent entity, Credit Suisse AG.

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
Investment Banking financial solutions
Capital markets and advisory
Equity capital markets originates, syndicates and underwrites equity in initial public offerings (IPOs), common and convertible stock issues, acquisition financing and other equity issues.
Debt capital markets originates, syndicates and underwrites corporate and sovereign debt, including investment grade and leveraged loans, investment grade and high yield bonds and unit transactions. We are also a leading provider of committed acquisition financing, including leveraged loan, bridge finance and mezzanine finance and collateralized loan obligation formation.
Advisory services advises clients on all aspects of M&A, corporate sales, restructurings, divestitures, spin-offs and takeover defense strategies.
Equities
Cash equities provides a comprehensive suite of offerings, including: (i) sales trading, responsible for managing the order flow between our clients and the marketplace and providing clients with trading ideas and capital commitments, identifying trends and delivering the most effective trade execution; (ii) high touch and program trading, exchange-traded funds (ETFs) and advanced execution services (AES) platform under our global execution services group, which executes client orders and makes markets in listed and over-the-counter (OTC) cash securities, ETFs and programs, providing liquidity to the market through both capital commitments and risk management. AES is a sophisticated suite of algorithmic trading strategies, tools and analytics that facilitates global trading across equities, options, futures and foreign exchange. By employing algorithms to execute client orders and limit volatility, AES helps institutions and hedge funds reduce market impact. Credit Suisse provides access to over 100 trading destinations in over 40 countries and six continents. In addition, we also provide specific research and analytics through the Group’s SRI function and other content-driven products and services.
Prime services, through our globally integrated platform, offers hedge funds and institutional clients execution, financing, custody, clearing and risk advisory services across various asset classes through prime brokerage, synthetic financing and listed and OTC derivatives. In addition, we partner with the most established fund managers, fast-growing funds and select startups, blending traditional prime brokerage services with innovative financing solutions and comprehensive capital and consulting advisory services, to help funds build durable organizations across their lifecycle.
Equity derivatives provides a full range of equity-related and cross-asset products globally, including investment options, systematic strategies and financing solutions, as well as sophisticated hedging and risk management expertise and comprehensive execution capabilities to private banking clients, financial institutions, hedge funds, asset managers and corporations.
Convertibles: The convertibles team provides secondary trading and market making of convertible bonds as well as pricing and distribution of Credit Suisse-originated convertible issuances.
Fixed income
Global credit products is an industry-leading, client-focused credit franchise that provides expert coverage in credit trading, sales and financing. Our strong history of credentials, including a strong record in leveraged finance, reflect our unique ability to provide value-added products and solutions to our investors. We are a leading sales and trading market-maker in private and public debt across the credit spectrum, including leveraged loans, high yield and investment grade cash, as well as systematic trading. We are also a market-maker in the credit derivatives market, including the credit default swap index (CDX) suite, liquid single-name credit default swaps (CDS), sovereign CDS, credit default swaptions and iBoxx total return swaps. We offer clients a comprehensive range of financing options for credit products including, but not limited to, repurchase agreements, short covering, total return swaps and portfolio lending.
Securitized products is a market-leading franchise providing asset based liquidity and financing solutions and products to institutional and Wealth Management clients. We have experience in a broad range of asset categories including consumer, commercial, residential, commercial real estate, transportation and alternatives. Our finance business focuses on providing asset and portfolio advisory services and financing solutions (warehouse, bridge and acquisition) and originates, structures and executes capital markets transactions for our clients. Our trading platform provides market liquidity across a broad range of loans and securities, including residential mortgage-backed securities (RMBS), asset-backed securities (ABS) and commercial mortgage-backed securities (CMBS). CMBS and RMBS include government- and agency-backed as well as private-label loans. We have a seasoned and dedicated securitized product sales force that distributes our primary and secondary product offerings to our client base. We also offer residential mortgage servicing capabilities through our mortgage servicer Select Portfolio Services.

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
Emerging markets, financing and structured credit includes a range of financing products including cash flow lending, share-backed lending and secured financing transactions and onshore trading in Brazil, Mexico, Russia, Turkey, China, India and South Korea. In addition, we offer financing solutions and tailored investment products for Latin American, Central and Eastern European, Middle Eastern and African financial institutions and corporate and sovereign clients.
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

Divisions
Swiss Universal Bank
Business profile
Within Swiss Universal Bank, we offer comprehensive advice and a broad range of financial solutions to private, corporate and institutional clients primarily domiciled in Switzerland. We serve our clients through the following six dedicated business areas in order to cater to our Swiss client base: Digital Banking, Private Banking and Premium Clients within the Private Clients business, and Corporate Banking, Investment Banking and Institutional Clients within the Corporate & Institutional Clients business.
Our Private Clients business has a leading client franchise in Switzerland, serving approximately 1.5 million clients, including UHNWI, high-net-worth individual (HNWI), affluent and retail clients. Our service offering is based on our structured advisory process, distinct client-segment-specific value propositions and coverage models as well as access to a broad range of comprehensive products and services. Our network includes 1,290 relationship managers in 109 branches. Additionally, our clients benefit from the advice of more than 300 specialists in areas such as investing, wealth and real estate planning, and lending. Our consumer finance business BANK-now has 17 branches. Also, we offer our clients the world’s leading credit card brands through Swisscard AECS GmbH, an equity method investment jointly owned with American Express.
Our Corporate & Institutional Clients business offers expert advice and high-quality services to a wide range of clients, serving the needs of over 100,000 corporations and institutions, including large corporate clients, small and medium-size enterprises (SMEs), institutional clients, external asset managers, financial institutions and commodity traders. This business also includes our Swiss investment banking business, serving corporate clients and financial institutions in connection with financing transactions in debt and equity capital markets and advising on M&A transactions. Our business includes 480 relationship managers who serve our clients out of 58 locations.
Key data – Swiss Universal Bank
	in / end of
	2020	2019	2018
Key data
Net revenues (CHF million)	5,615	5,905	5,443
Income before taxes (CHF million)	2,104	2,573	1,991
Assets under management (CHF billion)
– Private Clients	208.6	217.6	198.0
– Corporate & Institutional Clients	462.6	436.4	348.7
Number of employees	13,220	12,560	12,150
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
The corporate and institutional clients business continues to offer attractive opportunities, supported by the resilience of the Swiss economy. We are a leading provider of banking services to corporate and institutional clients in Switzerland, utilizing our market-leading investment banking capabilities in Switzerland for local execution while leveraging the international reach and placing power of our global Investment Bank.
Structurally, the industry continues to undergo significant change. Regulatory requirements for investment advisory services continue to increase, including in the areas of suitability and appropriateness of advice, client information and documentation. This is expected to drive further consolidation of smaller banks due to the higher critical size necessary to fulfill business and regulatory requirements. We continue to believe that we are well-positioned to opportunistically take advantage of this potential market consolidation. We have made additional progress in adapting to the changing regulatory environment and are continuing to dedicate significant resources to ensure our business is compliant with regulatory standards. Furthermore, interest rates are expected to remain negative for a longer period of time. In 2020, we continued to pursue mitigating actions and charged negative interest rates on Swiss franc deposits above a certain threshold.
The COVID-19 pandemic negatively affected our business performance in 2020, including higher provision for credit losses, adverse foreign exchange-related movements and a sharp reduction in US dollar interest rates. We believe that the pandemic can be expected to have continued negative effects on major economies globally and could keep adversely affecting our business performance going forward, including lower interest rates impacting our margins and an adverse impact on credit losses.
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
In order to further cement our standing as a leading Swiss bank, we focus on our four key priorities:
Bank for Switzerland with Global Expertise
We are committed to our Swiss home market and to all our clients in Switzerland – we are a universal bank that serves private, corporate and institutional client segments. We intend to expand our market share and continue to be a responsible partner in Swiss society.
In 2020, we decided to accelerate our innovation and digital delivery process and combined our Direct Banking business area with our Digitalization & Products business area to create an integrated Digital Banking business area. The aim of this new business area is to focus on digital solutions for our high-tech clients, predominantly our retail/affluent and smaller corporate clients. Furthermore, we decided to adapt our branch network in response to changing client behavior. We further announced the integration of our subsidiary Neue Aargauer Bank into Credit Suisse (Schweiz) AG in order to establish a consistent and efficient offering in the canton of Aargau. We continue to see potential in developing the HNWI and the UHNWI business through selective relationship manager hiring. Both of these wealth market segments are growing significantly and remain highly attractive. Our holistic offering and the collaboration across the division and across the bank are the basis for our efforts to capture further growth in both market segments. Furthermore, we continue to create value for our clients by leveraging our expertise in investment banking and asset management. Our efforts and commitment to Switzerland remain a priority and we were recognized again as “Switzerland’s Best Bank” – Euromoney Awards for Excellence 2020 as well as “Switzerland’s Bank of the Year 2020” – The Banker Award 2020.
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
We strengthened our focus on being recognized as the “Bank for Entrepreneurs” by launching joint client coverage for private and corporate clients in 2015. In this context, we increased the number of Entrepreneurs & Executives relationship managers and now cover the Swiss market with 26 locations. We actively contributed to further develop Switzerland as a center for entrepreneurship and innovation through our private equity vehicle Credit Suisse Entrepreneur Capital Ltd. With more than ten investments in new as well as existing portfolio companies in 2020, we not only helped young entrepreneurs to grow their businesses but also supported them in successfully navigating a challenging operating environment. Our broad range of expertise and capabilities enabled us to execute a large number of investment banking transactions in 2020 and we were again recognized as “Switzerland’s Best Investment Bank” – Euromoney Awards for Excellence 2020 as well as “Best Private Bank for Entrepreneurs” – Global Private Banking Awards 2020 – PWM / The Banker.
Bank for Holistic Solutions
We seek to work as partners, understand clients’ complex needs and find compelling solutions that solve problems holistically, giving clients practical experiences, services and products.
Our comprehensive offering for the various needs and stages in the lives of our clients underpins our ambition to provide holistic solutions. In 2020, we played an active role, from the outset, in the development of the bridging loan solution for Swiss SMEs in response to the COVID-19 pandemic which was sponsored by the Swiss government. The program was very well received in Switzerland and had a significant impact for Swiss SMEs in mitigating the adverse effects of the pandemic. In total, Credit Suisse was able to process a loan volume of approximately CHF 3 billion in 2020 as part of the COVID-19 bridge loan program to help support the Swiss economy. As a supplement to this program, in January 2021 we also made available to our corporate clients an additional credit facility of CHF 500 million. Through the Credit Suisse Collective Foundation 1e, we provide companies and self-employed persons in Switzerland with the opportunity to structure their extra-mandatory retirement plans on an attractive, autonomous basis. In 2020, we were able to significantly grow the number of enrolled companies as well as corresponding assets under management. In line with increasing demand for sustainable investment opportunities, our clients will now also benefit from our collaboration with the Group’s newly developed SRI function.
Bank for the Digital Generation
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
In 2020, we continued the strengthening of digital solutions and capabilities for private, corporate and institutional clients as well as relationship managers. We developed and launched our new CSX offering, including a mobile-optimized onboarding process, a debit card and a redesigned mobile banking application targeted at clients with primarily digital banking needs. The CSX offering suite is being continuously expanded with new features such as the CSX Financial Plan, a comprehensive financial planning solution, and CSX Invest, a mobile-optimized, simple solution for first time investors. Moreover, we have rolled out our new relationship manager application tool for our business areas covering corporate clients and institutional clients to drive productivity of client-facing employees.
Selected awards and market share momentum
Credit Suisse received a number of key industry awards in 2020, including:
■ “Global Excellence in Leadership” – Euromoney Awards for Excellence 2020
■ “Excellence in Leadership in Western Europe” – Euromoney Awards for Excellence 2020
■ “Switzerland’s Best Bank” – Euromoney Awards for Excellence 2020

■ “Switzerland’s Best Investment Bank” – Euromoney Awards for Excellence 2020
■ “Switzerland’s Bank of the Year 2020” – The Banker Award 2020
■ “Best Private Bank for Entrepreneurs” – Global Private Banking Awards 2020 – PWM / The Banker
International Wealth Management
Business profile
International Wealth Management is an integrated wealth manager catering to the needs of our private, corporate and institutional clients by offering expert advice and a broad range of financial solutions.
Our Private Banking business provides comprehensive advisory services and tailored investment and financing solutions to wealthy private clients and external asset managers in Europe, the Middle East, Africa and Latin America. We serve our clients through 1,140 relationship managers in 42 cities in 25 countries, utilizing comprehensive access to the broad spectrum of Credit Suisse’s global resources and capabilities as well as a wide range of proprietary and third-party products and services.
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
Key data – International Wealth Management
	in / end of
	2020	2019	2018
Key data
Net revenues (CHF million)	4,837	5,816	5,320
Income before taxes (CHF million)	1,052	2,065	1,610
Assets under management (CHF billion)
– Private Banking	365.4	370.0	357.5
– Asset Management	440.3	437.9	388.7
Number of employees	9,850	10,230	9,930
Business environment
The private banking and asset management industries entered 2020 following a long-term period of fundamentally supportive business and investment conditions driven by a strong economic cycle. With the outbreak of the COVID-19 pandemic, however, wealth growth and clients’ investment sentiment deteriorated, reflecting increased financial market volatility and a reduced economic growth outlook. Despite a gradual recovery in financial markets since the second quarter, client activity and related revenues remained subdued and credit losses increased during 2020, which led many industry participants to activate contingency cost reduction plans to safeguard profitability.
If the adverse impact of the pandemic on economic growth can be mitigated in 2021, the private banking industry is expected to benefit from attractive medium to long-term growth prospects in the emerging and Western European markets covered by International Wealth Management. Private banking assets are expected to grow by approximately 7% annually through 2024 from their 2020 base under this scenario. Regionally, private banking assets are expected to grow by approximately 8% in Russia and Central & Eastern Europe, by approximately 9% in the Middle East & Africa and by approximately 12% in Latin America. This growth expectation is in part based on an anticipated increase in population, entrepreneurial wealth creation and technological advancements. Although wealth is expected to grow at a slower pace in Western Europe (by approximately 4% annually), this region continues to be of crucial importance, holding approximately 20% of the world’s private banking assets. In addition, demographic developments relating to an aging population, such as funding pressure in the public pension systems and a transfer of wealth to the next generation, are expected to present important opportunities in the European private banking markets.
The asset management industry is also expected to resume its growth trend assuming an effective containment of the COVID-19 pandemic, with positive support from increasing global wealth. At the same time, asset managers face a number of challenges, including regulatory complexities and revenue and margin compression. The continued rise of passive and low-fee products reflects ongoing fee sensitivity from investors. Although fees for alternative strategies have been more resilient, market trends have led to a need for more innovative products and solutions. In this environment, managers must demonstrate differentiating capabilities including not only strong investment performance, but also other value-add capabilities such as risk management and controls, compliance, client reporting and data security.
Several trends are expected to shape the wealth management industry and provide opportunities for International Wealth Management in the years to come, such as the need by clients for increasingly sophisticated financial solutions, the ongoing transition towards sustainable investing and sustainable financing and the rise in importance of private markets within the financial ecosystem.
The COVID-19 pandemic negatively affected our business performance in 2020, including higher provision for credit losses, adverse foreign exchange-related movements and a sharp reduction in US dollar interest rates. The outlook of our business is uncertain due to the continued pandemic and its related economic impacts, including lower interest rates and potential credit losses. Potentially lower average assets under management due to the volatility in financial markets, lower performance fees and investment-related revenues and a shift towards lower risk asset classes may continue to impact results in our Asset Management business.
Business strategy
Our business is among the industry’s leaders by size and reputation in our target markets and regions. International Wealth Management continues to contribute significantly to Credit Suisse’s strategic and financial ambitions. We evolved our business strategy in 2020 to better capture our growth potential, aspiring to be the preferred banking partner to our clients. The following strategic priorities guide our decisions:
Focus on clients’ needs
We have tailored our organization and client coverage model with the aim of systematically serving the specific needs of each client segment and promoting long-term growth across emerging and Western European markets. We serve our clients through five regional coverage areas addressing the geographies of Western Europe, Emerging Europe, Middle East/Turkey/Africa, Brazil and Latin America. We serve our clients through a combination of offshore centers and local offices to deliver our integrated banking services to UHNWI and entrepreneurial HNWI clients. Within these regional coverage areas we have embedded a small number of senior bankers, who we refer to as Strategic Client Partners, that provide services dedicated to strategic clients, giving them streamlined access to our firm-wide solutions. In parallel, our Private Banking International coverage area serves clients with less complex needs. These clients are domiciled across all International Wealth Management regions and are served out of Switzerland through an analytics-driven, multi-channel advisory model.
To support this model, we are strengthening and adapting our footprint with technology investments in our key hubs, while selectively investing in onshore locations and markets with attractive growth prospects. We have hired relationship managers, solution experts, risk management and compliance specialists locally as part of our efforts to better identify and address client needs and business opportunities.
Expand our capabilities
We focus on systematically offering solutions and products that are tailored to our clients’ needs, holistically advising them on their assets and liabilities. We believe that broadened collaboration and partnership across our firm provides the basis for creating a differentiated and needs-based value proposition and for gaining a larger share of our client’s business. We are leveraging our investment strategy and research capabilities, including the Credit Suisse House View, as part of our approach to further optimize the risk/return profiles of our clients’ investment portfolios.
In 2020, we significantly expanded our capabilities to systematically address three areas of high client demand by:
■ Creating a dedicated Investment Banking Advisory business area in International Wealth Management to address the needs of our entrepreneurial clients in mid-market M&A and corporate advisory, in close collaboration with Credit Suisse’s Investment Bank division.
■ Launching a Sustainable Client Solutions business area to address the fast-growing client demand for sustainable investments and sustainable financing.
■ Consolidating all our lending capabilities into the International Financing Group business area as a single, efficient hub in International Wealth Management for all our lending solutions.
Cross-divisional collaboration and product innovation, including the centralized trading and sales services sourced from our GTS joint venture within the Investment Bank, enable us to offer integrated solutions to institutional and private clients.
Invest in our operating model
We are further investing in our infrastructure, improving processes front-to-back and driving our digital transformation to ensure scalability and support our growth plans. In that regard, we are simplifying our operating model, making important investments in the redesign and automation of processes, while enhancing and harmonizing our onshore platforms. These measures aim at shortening the time-to-market of products and solutions and reducing our relationship managers’ administrative tasks. They are also expected to help us to systematically embed risk management and compliance oversight into our processes, enhancing our ability to protect our franchise and reputation, thus facilitating sustainable growth.
Position Asset Management for long-term growth
In our Asset Management business, we seek to grow our recurring management fees, especially in our wholly owned operating businesses, by scaling-up our existing strong franchises while focusing product launches on areas adjacent to core strengths, with an additional emphasis on differentiating alternative investment solutions and private market offerings. We aim to do this while maintaining a disciplined approach to cost management.
Furthermore, we are making significant investments into our platform and resources to accelerate the integration of ESG criteria into our offering, address the growing client demand for sustainable investments and become a leader for sustainable investment solutions. Finally, we support the growth efforts of our Asset Management franchise through strong collaboration and connectivity with Credit Suisse’s wealth management businesses globally, to better align our offering to client needs and shorten the delivery time for new investment opportunities.
Selected awards and market share momentum
Credit Suisse received a number of key industry awards in 2020, including:
■ “Central and Eastern Europe’s Best Bank for Wealth Management” – Euromoney Awards for Excellence 2020
■ “Latin America’s Best Bank for Wealth Management” – Euromoney Awards for Excellence 2020

■ “Excellence in Leadership in Western Europe” – Euromoney Awards for Excellence 2020
■ “Best Private Bank in Russia” (eighth consecutive year), “Best Private Bank in the Middle East” and “Best Private Bank for Entrepreneurs” –  Global Private Banking Awards 2020– PWM / The Banker
■ “Best Private Bank in the Middle East” – Euromoney Private Banking and Wealth Management Survey 2020
Asia Pacific
Business profile
The Asia Pacific division delivers an integrated wealth management offering, spanning private banking, financing, underwriting and advisory, to our target ultra-high-net-worth, entrepreneur and corporate clients. Our comprehensive suite of wealth management capabilities includes investment funds, discretionary mandates, wealth planning services such as family office and philanthropy advisory, lending solutions, debt and equity underwriting of public offerings and private placements, and advisory related to M&A. Our close collaboration with the other divisions of the bank globally supports and enables our wealth management activities in the region by providing global connectivity, innovative products and holistic solutions to our Asia Pacific clients.
Key data – Asia Pacific
	in / end of
	2020	2019	2018
Key data
Net revenues (CHF million)	3,155	3,029	2,759
Income before taxes (CHF million)	828	922	632
Assets under management (CHF billion)	221.3	220.0	199.3
Number of employees	6,890	6,530	6,200
Business environment
Wealth creation in Asia has largely been driven by first and second generation entrepreneurs. The fundamentals underpinning long-term, entrepreneur-led wealth creation and growth in business activities for the Asia Pacific region remained positive and are expected to continue. Asia Pacific continues to be a fast growing region, with gross domestic product and the UHNWI wealth segment estimated to increase significantly in the coming years. An increase in wealth held by UHNWI and HNWI is expected to result in larger capital pools for investment and enhanced opportunities for entrepreneur-led activity, notwithstanding short-term market cyclicality and pressures.
Asia Pacific was the first region to be affected by COVID-19, with local governments generally responding early to the pandemic in the first half of 2020. The pandemic and ongoing geopolitical tensions, particularly between China and the US, have led to greater market volatility and also uncertainty. There was higher client activity in 2020, particularly across equity underwriting and structured products, while corporate M&A advisory activity was lower. There was also significant client deleveraging in the first half of the year. The US dollar depreciated in the second half of 2020 against a basket of major world currencies, with the US Dollar Index declining 13% since its peak in March 2020.
Our operating environment and results in 2020 were significantly influenced by the global impact of the COVID-19 pandemic. Reactions of investors and central banks and a sharp reduction in US dollar interest rates significantly increased volatility in financial markets and led to higher credit losses. These effects could have an impact on our results, including potentially adverse impacts on credit losses and mark-to-market losses in our financing business.
Business strategy
Our business strategy remains steadfast, despite short-term market cyclicality and pressures, and is centered on the growth of our franchise in large wealth and financial markets in Asia, as well as on our ambition to be “The Bank for Entrepreneurs in Asia Pacific”. Our divisional model and integrated delivery are key differentiators that support our client-centric strategy to provide holistic advice, structured solutions and tailored investment and lending services that cater to our clients’ private and corporate financial needs. Our consistent focus on maintaining a diversified regional footprint and leading market positions in private banking and investment banking has been critical to meeting our clients’ needs, attracting strong talent and fostering a partnership culture that can deliver attractive returns and growth with disciplined risk management.
Our wealth management-focused businesses in Asia Pacific demonstrated resilient performance in 2020, driven by higher transaction-based revenues, supported by increased revenues from strong client activity, structured equity origination and equity underwriting, and GTS. We established the business unit, Asia Pacific Strategic Products (ASP), comprised of Asia Pacific Financing Group (AFG), Asia Pacific Asset Finance and Loan Syndication, to enable our strategy to deliver differentiated capabilities across financing, capital solutions and structuring to our entrepreneur and corporate client segments across the region. Our diversified platform across clients, countries and products continues to be essential to effectively and sustainably compete in a region as dynamic and varied as Asia Pacific. A key milestone achieved during the year was the increase of our shareholding in our China securities joint venture, Credit Suisse Founder Securities Limited (CSFS), from 33.3% to 51%, paving the way for Credit Suisse to build out our onshore capabilities in China to capture opportunities for the further growth of our Greater China business.
Looking ahead, our strategic priorities are to leverage our differentiated integrated model to selectively broaden our coverage base of UHNW and entrepreneur clients through strategic hires across the region and deepen tailored product offerings, especially in financing and managed solutions. We intend to drive diversified growth by investing in our leading country franchises, continuing our long-term build out of China onshore capabilities and growing wealth-linked strategic solutions and distribution in collaboration with the bank’s businesses globally, including GTS, SRI and Asset Management. We will seek operational excellence by leveraging digitalization, data management and automation to improve the overall client experience and continue to enhance our risk management and controls.
Selected 2020 awards and market share momentum
■ “Asia’s Best Bank for Wealth Management” – Euromoney Asia Awards for Excellence 2020
■ “Best Private Bank, Asia Pacific” – Asian Private Banker Awards for Distinction 2020
■ “Asia’s Best Investment Bank” – GlobalCapital Asia Awards 2020
■ “Equity Derivatives House of the Year, Asia ex-Japan” – Asia Risk Awards 2020
■ “Credit Derivatives House of the Year, Asia ex-Japan” – Asia Risk Awards 2020
■ “Best House, Asian Equities” – Structured Retail Products Asia Awards 2020
Investment Bank
Business profile
The Investment Bank offers a broad range of financial products and services focused on client-driven businesses and also supports Credit Suisse’s global wealth management businesses and their clients. Our suite of products and services includes global securities sales, trading and execution, prime brokerage and capital raising and advisory services. Our clients include financial institutions, corporations, governments, sovereigns, ultra-high-net-worth and institutional investors, such as pension funds and hedge funds, financial sponsors and private individuals around the world. We deliver our investment banking capabilities globally through regional and local teams based in both major developed and emerging market centers. Our integrated business model enables us to deliver high value, customized solutions that leverage the expertise offered across Credit Suisse and that help our clients unlock capital and value in order to achieve their strategic goals.
Key data – Investment Bank
	in / end of
	2020	2019	2018
Key data
Net revenues (CHF million)	9,098	8,161	8,004
Income before taxes (CHF million)	1,655	1,026	818
Number of employees	17,560	17,050	15,590
Business environment
In 2020, operating conditions were impacted by unprecedented events, primarily driven by the global COVID-19 pandemic as well as geopolitical and macroeconomic uncertainties related to the UK’s withdrawal from the EU and the US elections. Uncertainty due to the spread of COVID-19 led to severe market dislocations including record levels of volatility, widening credit spreads and a collapse in energy prices. Major central banks and governments around the world responded by implementing unprecedented monetary and fiscal policy stimulus measures, which resulted in strong investor demand for yield with record debt and equity issuance levels and resulted in significantly higher volumes and client activity in our trading businesses, in particular our GTS business. However, the economic impact of the pandemic has had a negative impact on our credit exposures and may have an adverse impact on client sentiment and risk appetite going forward, which is likely to impact our results. The industry-wide fee pool increased 19% compared to 2019. These events negatively impacted M&A fee pools with completed fee pools down 10% compared to 2019. Despite this slowdown in M&A activity, announced M&A volumes increased in the second half of the year.
Business strategy
Effective August 1, 2020, we integrated our investment banking capabilities across the former Global Markets, Investment Banking and Capital Markets and Asia Pacific Markets businesses into one division, the Investment Bank. This globally-integrated, client-centric platform consolidates our sales and trading, underwriting and advisory capabilities, enabling us to achieve critical scale, maximize global connectivity and reduce earnings volatility. As part of our structural initiatives, we created GTS, combining our successful ITS and Asia Pacific Solutions franchises to globalize institutional products for our wealth management clients. The methodology applied to allocate GTS results across the four divisions reflects the economic contribution from the client base that each division provides to GTS, as well as the historical performance of the constituting businesses, and combines a fixed allocation and an additional split to each division of any GTS outperformance above the fixed allocation. In addition, we increased scale in our equities business by integrating our APAC cash and prime services businesses to better serve our institutional clients. We also simplified our capital markets businesses by combining our origination and execution platforms.
We believe these strategic actions make us well-positioned to grow revenues and deliver sustainable returns while maintaining cost and capital discipline. We remain focused on maintaining our leading market shares as well as investing in growth areas. Specifically, our strategy includes increasing our M&A footprint in the high growth technology and healthcare sectors, developing tailored products and solutions across ESG and private markets, expanding our onshore China footprint and investing in electronic trading. In addition, we expect to further increase collaboration across Credit Suisse, focusing on our International Wealth

Management clients, particularly with UHNW clients in collaboration with GTS, and EMEA capital markets and advisory groups.
We expect that the integration will also enable us to generate efficiencies from consolidating our risk, technology and execution platforms. Specifically, we expect to deliver more than USD 100 million in gross cost savings, as part of the Group’s 2022 gross cost savings target. We expect to be able to optimize capital allocation by investing in our most profitable opportunities, while aligning with a Group target of allocating approximately one third of capital to the Investment Bank. We believe these strategic actions will enable us to achieve a return on regulatory capital of 10-15% in the medium term.

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
Recent regulatory developments and proposals
Some of the most significant regulations proposed or enacted during 2020 and early 2021 are discussed below.
Global initiatives
Certain regulatory developments and standards are being coordinated on a global basis and implemented under local law, such as those discussed below.
COVID-19 outbreak
Since December 2019, COVID-19 has spread rapidly across the world, and on March 3, 2020, it was characterized as a pandemic by the World Health Organization. Financial services regulators and authorities around the world, such as the European Central Bank (ECB), the UK Financial Conduct Authority (FCA), the Board of Governors of the Federal Reserve System (Fed), the New York State Department of Financial Services (DFS) and the Swiss Financial Market Supervisory Authority FINMA (FINMA) have focused on and are closely monitoring the evolution of the COVID-19 outbreak and its impact on the financial services sector. These regulators have adopted measures to provide temporary relief to supervised entities in respect of certain regulatory requirements. These regulatory initiatives have accompanied a range of measures by national governments and central banks in a number of jurisdictions to support the economy and, in particular, incentivize lending to businesses and consumers. Such measures include interest-rate cuts and introducing or extending asset purchase schemes and liquidity and credit facilities for financial sector institutions. Authorities will continue to monitor the spread of COVID-19 closely and are expected to adapt their guidance to firms as the situation develops.
> Refer to “COVID-19 pandemic and related regulatory measures” in II – Operating and financial review – Credit Suisse for a discussion of regulatory developments pertaining to COVID-19.
Interbank Offered Rate Transition
Credit Suisse has identified a significant number of its liabilities and assets linked to interbank offered rate (IBOR) indices across businesses that require transition to alternative reference rates and is participating in national working groups and industry forums that are working to address this transition. In this regard, on October 23, 2020, the International Swap and Derivatives Association (ISDA) launched (i) Supplement number 70 to the 2006 ISDA Definitions (IBOR Supplement) and (ii) the ISDA 2020 IBOR Fallbacks Protocol (IBOR Protocol). The IBOR Supplement is intended to enhance the robustness of derivatives contracts traded on or after January 25, 2021 by addressing the risk that some IBORs are permanently discontinued or, in the case of the London interbank offered rate (LIBOR), cease to be representative, by applying fallbacks to specified alternative references rates upon such a trigger. The IBOR Protocol permits adhering parties to amend in-scope transactions entered into prior to January 25, 2021 on similar terms. These documents are a critical element to industry efforts to facilitate the derivatives markets’ transition away from LIBOR and other IBORs. The Bank and certain other subsidiaries adhered to the IBOR Protocol on October 22, 2020.
On October 16, 2020, FINMA published FINMA Guidance 08/2020 specifically addressing LIBOR replacement under derivative contracts. According to FINMA, in Switzerland, the largest remaining exposure to LIBOR is located in the over-the-counter (OTC) derivatives market, and FINMA has therefore advised the affected supervised entities to adhere to the IBOR Protocol.
On December 4, 2020, FINMA published FINMA Guidance 10/2020, in which FINMA again emphasized the importance of the implementation of an adequate LIBOR transition strategy across all LIBOR based agreements, in view of the operational risks inherent to the impending LIBOR discontinuation. FINMA namely recommended that by late January 2021, the relevant financial institutions no longer enter into transactions referencing LIBOR that do not include robust fallback clauses governing the replacement of the relevant LIBOR upon LIBOR discontinuation.

Further, FINMA recommended that by March 31, 2021, financial institutions define and implement a strategy to reduce LIBOR exposure by year-end 2021. This strategy should, in FINMA's view, also envisage a reach-out to counterparties by late March 2021.
On March 5, 2021, ICE Benchmark Administration Limited (IBA), the LIBOR Administrator, announced that it would cease the publication of representative settings for all CHF, EUR, GBP, JPY LIBORs and for the one-week and two-month USD LIBORs immediately following the LIBOR publication on December 31, 2021 and for the remaining USD LIBORs immediately following the LIBOR publication on June 30, 2023. Concurrently, the FCA confirmed that all LIBOR settings will either cease to be provided by any administrator or be available only in synthetic, non-representative form after such dates with respect to such LIBOR settings, to be used in certain instances. The extent of the FCA’s power to require publication of synthetic rates is subject to the enactment of the Financial Services Bill by the UK Parliament. Further, ISDA issued a statement noting that the FCA’s announcement constitutes an “index cessation event” for purposes of the IBOR Supplement and the IBOR Protocol. When IBA had first announced that it would consult on its intention to cease the publication of such LIBOR settings on November 30, 2020, the Fed, the Office of the Comptroller of the Currency (OCC) and the Federal Deposit Insurance Corporation (FDIC) released a statement that encouraged banks to cease entering into new contracts that use USD LIBOR as a reference rate as soon as practicable and in any event by December 31, 2021 in order to facilitate an orderly LIBOR transition. The FCA expressed support for the statement made by the Fed, OCC and FDIC.
> Refer to “Replacement of interbank offered rates” in II – Operating and financial review – Credit Suisse – Other information for further information pertaining to IBOR transition.
Switzerland
Credit Suisse is subject to the Basel III framework, as implemented in Switzerland, as well as Swiss legislation and regulations for systemically important banks, which include capital, liquidity, leverage and large exposure requirements and rules for emergency plans designed to maintain systemically relevant functions in the event of impending insolvency.
> Refer to “Liquidity and funding management” and “Capital management” in III – Treasury, Risk, Balance sheet and Off-balance sheet for information regarding our current regulatory framework and expected changes to this framework affecting capital and liquidity standards.
Prospectus regime
The Financial Services Act (FinSA) which came into effect on January 1, 2020 introduced a new prospectus regime for the offering of securities in Switzerland. FINMA granted both BX Swiss AG and the SIX Exchange Regulation AG a license as reviewing bodies for prospectuses with effect from June 1, 2020. The reviewing bodies are regulated under the FinSA and are tasked with reviewing and approving the prospectuses published in connection with a public offer of securities or the admission of securities to trading on a trading venue in Switzerland. Subject to certain exemptions, the publication of approved prospectuses will be mandatory from December 1, 2020 onwards for issuers of securities, provided a public offer or admission to trading is intended in Switzerland.
Regime for providing financial services
The FinSA also introduced duties for Swiss financial service providers or foreign financial service providers providing financial services to clients in Switzerland, including on a mere cross-border basis. The duties include the registration of persons who perform financial services on behalf of a financial service provider or in their own capacity as financial service providers (so-called client advisers). With effect from July 20, 2020 FINMA authorized BX Swiss AG as the first registration body for client advisors under FinSA. The registration bodies maintain a register of client advisers as provided for under FinSA. Client advisers of Swiss financial service providers that are not subject to prudential supervision and advisers of foreign financial service providers that provide their services in Switzerland or to clients in Switzerland must register with a registration body (subject to certain exemptions). The registration bodies are tasked with ensuring that the client advisers have completed the necessary training and further education measures required under FinSA for the provision of financial advisory services in Switzerland.
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
Investment services regulation
In response to the European Commission’s decision not to extend the recognition of the Swiss legal and supervisory framework for trading venues with that of the EU beyond June 30, 2019, the Swiss Federal Department of Finance (FDF) activated certain protective measures in Switzerland to ensure the functioning of Swiss trading venues. Since July 1, 2019, trading venues require a recognition by FINMA if they offer or facilitate trading in certain equity securities of Swiss companies, and the FDF placed the EU on a list of jurisdictions for which no such recognition would be granted. As the UK formally left the EU on January 31, 2020, the FDF subsequently updated its list of jurisdictions with effect from February 1, 2020 to include the UK as a separate entity. On January 13, 2021 the UK government enacted legislation, setting out its decision that the Swiss legal and supervisory framework in respect of Swiss trading venues BX Swiss AG and SIX Swiss Exchange AG meets equivalent outcomes to the UK’s corresponding regime. With effect from February 3, 2021, UK investment firms may meet the UK share trading obligation by trading on these exchanges. As a consequence, Switzerland reciprocated by deactivating the stock exchange protective measure in relation to the UK and removing the UK from the relevant list. On February 3, 2021, FINMA also updated its list of recognized trading venues to again include the London Stock Exchange plc and other UK trading venues.
DLT-Law
On September 25, 2020, the Swiss Parliament approved the Law on Distributed Ledger Technology (DLT-Law). The DLT-Law introduces a new concept of so-called “DLT-Rights,” allowing for the tokenization of rights, claims and financial instruments, such as bonds, shares or derivatives. In addition, the DLT-Law provides for an introduction of a new licensing category as a DLT-Trading Venue under the Financial Market Infrastructure Act and certain clarifications relating to the treatment of cryptocurrencies in Swiss insolvency proceedings. The amendments to the Swiss Code of Obligations and the Federal Act on Intermediated Securities set-out under the DLT-Law, which enable the creation of ledger based DLT-Rights, entered into force on February 1, 2021. The remaining provisions of the DLT-Law will likely enter into force on August 1, 2021.
Corporate Law Reform
On June 19, 2020, the Swiss Parliament adopted a number of substantial amendments to the Swiss corporate law set out under the Swiss Code of Obligations. The amendments include changes relating to share capital, corporate governance, shareholder rights, obligations of a company in case of financial distress, a transfer of the regulations of the Swiss Ordinance Against Excessive Compensation with respect to Listed Corporations (Compensation Ordinance) into general Swiss corporate law, and "comply or explain" disclosure obligations regarding gender diversity at the board and executive board level of large Swiss listed companies, including Credit Suisse Group AG. While the general effective date of the new law will be announced at a later point in time, the Swiss Federal Council resolved in September 2020 to make the "comply or explain" disclosure obligations on gender diversity effective as of January 1, 2021. This "comply or explain" rule will become applicable five years after the effective date with regard to the board of directors, and ten years after the effective date with regard to the executive management. Therefore, the relevant companies, including Credit Suisse Group AG, will be required to adhere to the respective disclosure obligations as of 2026 and 2031, respectively.
Data Protection Act
On September 25, 2020, the Swiss Parliament approved the revision of the Swiss Federal Act on Data Protection (FADP), which will provide for a number of changes. Thereunder namely, data relating to legal entities will no longer be protected. As under the General Data Protection Regulation (GDPR), only data relating to individuals will fall within the scope of the revised FADP. Similar to the GDPR, the revised FADP will have an extraterritorial effect and foreign data controllers must appoint a representative in Switzerland if they perform specific processing activities on data relating to individuals in Switzerland. The revised FADP will impose increased governance and documentation requirements on controllers, such as managing inventories of processing activities, notifying data breaches and performing data processing impact assessments. Further, the revised FADP will grant more extensive powers to the Swiss Federal Data Protection and Information Commissioner and significantly broaden sanctions affecting individuals for non-compliance with predetermined provisions. The public consultation on the ordinance to the revised FADP is expected to start in the second quarter of 2021, and the revised FADP is expected to enter into force in the second half of 2022.
Responsible Business Initiative / Counterproposal
On November 29, 2020, the popular initiative “The Responsible Business Initiative – Protecting human rights and the environment” was rejected by a majority of the Swiss cantons in a public vote. As a result, the indirect counterproposal of the Swiss Parliament will enter into effect. Under the counterproposal, companies of public interest (i.e., listed companies, banks, insurance companies and other supervised companies in the financial sector) must report annually on certain non-financial matters. The report must contain information necessary to understand the company’s business development, performance and position, as well as the impact the company’s activity has on environmental (including CO2 targets), social, employee, human rights and anti-corruption matters. The counterproposal also lays down additional due diligence duties with regard to conflict minerals and child labor. The counterproposal is yet to be published in the Swiss Federal Gazette. As of such publication, the referendum period will begin and if no optional referendum is requested, the new transparency and due diligence obligations will enter into effect once the implementing ordinance has been finalized. The reporting and due diligence obligations will need to be observed for the first time with respect to the financial year commencing one year after the entry into effect of the counterproposal. For financial years that correspond to the calendar year, this would likely be the financial year 2023.
Tax
Reform of the Swiss withholding tax system
After publishing a first draft legislation and conducting a consultation procedure in 2020 regarding the reform of the Swiss withholding tax system applicable to interest payments, the Swiss Federal Council has decided to pursue the reform with a reduced scope only. In particular, under the current proposal, Swiss withholding tax on interest payments on customer deposits from banks to individuals resident in Switzerland would be maintained, while Swiss withholding tax on all other interest payments to all investors alike would be abolished. In addition, the securities turnover stamp duty on Swiss bonds would be abandoned. A first draft of the amended draft legislation is expected to be submitted to the Swiss Federal Council in the first half of 2021. For the moment, the actual implementation parameters and timing of the Swiss withholding tax reform are open.
Automatic exchange of information in tax matters
In June 2020, the Swiss Parliament adopted a reform of the Federal Act on the International Automatic Exchange of Information in Tax Matters. The aim of the reform was to implement certain recommendations of the Global Forum on Transparency and Exchange of Information for Tax Purposes (Global Forum) after the Global Forum's review of the Swiss automatic exchange of information (AEI) legal framework. The amendments include modifications to a bank's diligence obligations, including with respect to the opening of bank accounts and document retention. The law entered into effect on January 1, 2021.
Tax treatment of financial sanctions
In June 2020, the Swiss Parliament implemented the current practice of the Swiss tax authorities and the Swiss Supreme Court with respect to the tax-deductibility of financial sanctions in the Federal Act on Tax Treatment of Financial Sanctions. Namely, as far as a financial sanction has a profit-absorbing element that can be proven, the relevant part of the sanction may be tax-deductible, but as far as a sanction has a penal character, such amount cannot be deducted for tax purposes. However, the law further adds the possibility of deducting a foreign penal sanction if it can be proven that such sanction violates the Swiss public order or if the company demonstrates that it has taken all reasonable steps to comply with the law. The law is expected to enter into effect on January 1, 2022.
US
In July 2010, the US enacted the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act), which provides a broad framework for regulatory changes. Although rulemaking in respect of many of the provisions of the Dodd-Frank Act has taken place by different regulators, including the US Department of the Treasury (US Treasury), the Fed, the US Securities and Exchange Commission (SEC), the OCC, the FDIC, the Commodity Futures Trading Commission (CFTC) and the Financial Stability Oversight Council (FSOC), those rules are subject to update and revision and uncertainty remains about the ultimate scope of the US regulatory framework.
Sanctions
As a result of allegations concerning Russian acts related to Ukraine, Syria, cybersecurity and electoral interference, in 2018 and 2019, the US Treasury’s Office of Foreign Assets Control (OFAC) designated a number of Russian government officials, business people and certain related companies as specially designated nationals (SDNs). Such designation blocks their assets and prohibits dealings within US jurisdiction by both the newly designated SDNs and entities owned 50% or more by one or more blocked persons. US law also authorizes the imposition of other restrictions against non-US entities that, among other activities, engage in significant transactions with or provide material support to such blocked persons. In 2019, the US imposed additional sanctions on the Russian Federation prohibiting US financial institutions from participating directly in future primary issues of non-ruble denominated Russian sovereign debt and lending non-ruble denominated funds to the Russian Federation (but not from providing related services such as US dollar clearing to third parties). Further sanctions related to Russia or additional Russian persons or entities are possible, particularly as a result of changes to US foreign policy arising from the transition between presidential administrations, and the potential effects of related disruptions may include an adverse impact on our businesses.
Since 2017, the US has imposed sanctions related to Venezuela that, among other restrictions, block the assets of and prohibit transactions with the Government of Venezuela and state-owned entities, as well as certain government officials, and prohibit further dealings with them within US jurisdiction. A number of general licenses provide exceptions to these prohibitions, most notably with respect to holdings of and certain dealings in pre-2017 debt of the Government of Venezuela and PdVSA, the state-owned oil company. Additionally, throughout 2019 and 2020 OFAC designated additional persons and entities, including maritime shipping companies and trade facilitators outside of Venezuela, for assisting the Government of Venezuela. Further sanctions related to Venezuela or Venezuelan entities are possible, and the potential effects of related disruptions may include an adverse impact on our businesses.
Political and trade tensions between the US and China led to a series of sanctions and countermeasures in 2020 through the end of the Trump administration in early 2021, some of which are particularly relevant to financial institutions. These measures are new and not yet well-defined, and their ultimate impact on Chinese financial markets and financial institutions operating in China remains unclear. There are also a range of other sanctions and export control developments from both China and the US that could affect the integration of Chinese and US markets and have an impact on our customers or economic circumstances. Further sanctions and other restrictive measures arising from tensions in China-US relations are also possible. These developments may give rise to conflicts of law, compliance risks, and market disruptions that may have an adverse impact on our business.
Banking regulation and supervision
On January 30, 2020, the Fed finalized a rule to amend its regulations governing when one company will be deemed to control another, which define, among other things, the scope of entities deemed to be our affiliates and subsidiaries subject to regulation and supervision under US federal banking laws. The new rule went into effect on September 30, 2020. There may be further regulatory interpretation and guidance, but we do not expect the rule to have a material impact on our operations.
On June 25, 2020, the five federal agencies responsible for administration of the so called “Volcker Rule” finalized amendments to provide new exclusions from the definition of a covered fund and offer certainty, clarity and flexibility for foreign banking organizations to engage in funds-related activities. The revised rule became effective October 1, 2020. We have implemented policies and procedures designed to address compliance with the Volcker Rule. The Volcker Rule is highly complex and may be subject to further rulemaking, regulatory interpretation and guidance.
On June 25, 2020, the Fed released the results of its annual supervisory stress test, as implemented pursuant to the

Dodd-Frank Act. Our US intermediate holding company (IHC) was projected to maintain capital ratios above minimum regulatory requirements under all scenarios in all quarters. On August 10, 2020, the Fed announced new, individualized risk-based capital requirements for large banking organizations, including our US IHC, determined by performance in the annual supervisory stress tests. Under the new requirements, our US IHC is now subject to risk-based capital requirements inclusive of a 6.9% stress capital buffer, designed to absorb losses in periods of financial and economic stress. The size of the stress capital buffer requirement is subject to update depending on future Comprehensive Capital Analysis and Review (CCAR) results. If our US IHC does not maintain this buffer above minimum risk-based capital requirements, it will be limited in its ability to pay dividends and make discretionary bonus payments and other earnings distributions. The stress capital buffer became effective on October 1, 2020. Finally, the Fed did not object to the capital planning practices at our US IHC, meaning our US IHC will no longer be subject to a possible qualitative objection for the 2021 CCAR cycle onwards.
Also, on June 25, 2020, in addition to the results of its normal stress test, the Fed announced results of a sensitivity analysis to assess the resiliency of CCAR firms under COVID-19-related downside scenarios. As a result of that analysis, the Fed announced that it would be requiring all CCAR firms to update and resubmit their capital plans based on hypothetical scenarios for a second round of bank stress tests. On December 18, 2020, the Fed released the results of these additional supervisory stress tests. Our US IHC was projected to maintain capital ratios above minimum regulatory requirements under all scenarios in all quarters, and the additional supervisory stress tests did not result in a modification to the risk-based capital requirements or the stress capital buffer applicable to our US IHC (although the Fed has extended the time period in which it may notify a firm that its stress capital buffer requirement will be recalculated to March 31, 2021). On December 18, 2020, the Fed also announced the extension of capital distribution limitations in place for the third quarter of 2020 through the first quarter of 2021 for 34 large banking organizations, including our US IHC. The limitations apply to cash dividends on common equity and stock repurchases based on recent income.
On July 24, 2020, the FDIC and the SEC finalized rules that would clarify the application of the Securities Investor Protection Act (SIPA) in a receivership for a systemically significant broker-dealer under the Dodd-Frank Act’s Orderly Liquidation Authority, which could potentially apply to our US broker-dealer. The final rules are substantively identical to the 2016 proposals. The rules clarify how relevant provisions of SIPA would be incorporated into a proceeding under the Orderly Liquidation Authority, that the Securities Investor Protection Corporation would be appointed as trustee for the broker-dealer, the claims process and the FDIC’s powers as receiver with respect to the transfer of assets of the broker-dealer.
On October 20, 2020, the Fed published a final rule on the net stable funding ratio (NSFR), effective July 1, 2021, that will require CS’s US IHC to maintain a minimum level of stable funding based on the liquidity characteristics of its assets, commitments and derivative exposures over a one-year time horizon. The final rules are largely consistent with the Basel III framework published by the Basel Committee on Banking Supervision (BCBS). There may be further regulatory interpretation and guidance, and the full impact of the rule will not be known with certainty for some time.
On December 6, 2020, the Fed and the FDIC announced multiple resolution planning actions applicable to certain foreign banks, including Credit Suisse. The Fed and FDIC announced that the weaknesses previously identified in the resolution plans of four foreign banks, including our resolution plan, were successfully remediated. In addition, the Fed and FDIC provided the targeted information request for our targeted resolution plan, which is now due on December 17, 2021. This request focuses on our response to COVID-19 and its impact on our resolution-related capabilities. Finally, the Fed and FDIC finalized guidance applicable to our future resolution plan filings, beginning with the targeted plan we must file on December 17, 2021. The guidance is similar to current guidance applicable to our resolution plans and in some instances has reduced expectations, but it does include new expectations that we will need to address in our 2021 plan.
On December 18, 2020, the Fed announced that, beginning in 2021, the Large Institution Supervision Coordinating Committee (LISCC) supervisory portfolio will consist only of US global systemically important banks (G-SIBs). This announcement should result in the supervisory expectations for CS’s US operations being comparable to the expectations applicable to institutions of similar size and complexity for the areas of capital, liquidity, corporate governance and resolution planning. Although CS has been removed from the LISCC supervisory portfolio, this will not result in any changes to the regulatory requirements applicable to CS’ combined US operations. The Fed has indicated that in 2021 it will publish criteria for the potential inclusion of a non-US bank’s US operations in the LISCC supervisory portfolio.
On December 22, 2020, Credit Suisse entered into an agreement with the Federal Reserve Bank of New York (FRBNY) and the NY Department of Financial Services (DFS) regarding the Bank Secrecy Act (BSA) and Anti-Money Laundering (AML) program of its New York Branch, after the FRBNY’s 2019 examination of Credit Suisse’s New York Branch identified deficiencies in the compliance risk management program framework related to BSA/AML. The terms of the agreement include no monetary penalty and no restriction to normal business operations. The agreement does, however establish clear objectives that Credit Suisse must meet in connection with its New York Branch, including with respect to improving the BSA/AML compliance framework, revising the customer due diligence program, ensuring accurate identification and reporting of known or suspected violations of law or transactions and planning for independent testing of compliance with BSA/AML requirements. Credit Suisse expects to comply with the agreement in a timely manner.

Broker-dealer regulation and supervision
On September 16, 2020, the SEC adopted amendments to SEC Rule 15c2-11, which sets out a broker-dealer’s information review obligations concerning the issuer of an over-the-counter security, prior to publication or submission of a quotation in that security. The SEC has amended the rule to (a) expand review requirements to apply to qualified inter-dealer quotation systems (and permit the broker-dealer’s reliance on those systems in certain circumstances); (b) limit certain existing exceptions to the information review requirements; and (c) add additional exceptions for certain securities that the SEC has deemed are less susceptible to fraud. The amendments to SEC Rule 15c2-11 became effective on December 28, 2020, and the SEC has set September 28, 2021 as the compliance date for the amended rule. In addition, on December 22, 2020, the SEC proposed a related, conditional exemption to the information review and recordkeeping requirements of SEC Rule 15c2-11 for proprietary quotations for certain categories of securities, so long as the distribution of those quotations is restricted to a market of only sophisticated or professional investors. The proposal was subject to a 30-day comment period from the publication date in the Federal Register and comments were due on February 11, 2021.
Derivative regulation and supervision
On July 22, 2020, the CFTC adopted capital and financial reporting rules for non-bank swap dealers and major swap participants (Swap Entities) and financial reporting rules for bank Swap Entities. The new capital rules will apply to our non-bank derivatives dealer entities, Credit Suisse Capital LLC (CSC) and Credit Suisse Securities Europe Limited (CSSEL). CSC, as an over-the-counter derivatives dealer registered with the SEC, is already subject to capital and financial reporting rules administered by the SEC, and we do not expect the new CFTC rules to have a material impact on CSC because they will for the most part incorporate those SEC rules by reference. CSSEL may, with further approval by the CFTC, be able to satisfy the new CFTC rules through substituted compliance with comparable UK requirements. If, however, CSSEL is unable to rely on substituted compliance, it will face conflicts between CFTC and UK requirements that could prevent it from continuing to trade swaps with US persons. In addition, Credit Suisse International (CSI), which is a UK bank provisionally registered with the CFTC as a swap dealer, will be subject to new CFTC financial reporting requirements that, absent clarification, will diverge from its UK financial reporting obligations (for example by requiring it to report under US generally accepted accounting principles). If the CFTC does not clarify that CSI and other non-US bank Swap Entities can instead provide financial reports in accordance with home country accounting and other standards, CSI will bear significant increased cost to comply with the CFTC’s requirements. These new CFTC rules will take effect on October 6, 2021.
On July 23, 2020, the CFTC adopted rules that codify several elements of the CFTC’s current policy and no-action letters with respect to the cross-border application of certain swaps regulations applicable to Swap Entities, but with changes to certain definitions to align with the SEC, and that expand the application of rules to swaps entered into by certain foreign subsidiaries of US parent companies and US branches of non-US banks. These new rules will take effect on September 14, 2021. However, the new rules leave existing CFTC guidance in place with respect to mandatory clearing, mandatory trade execution, real-time public reporting, swap data repository reporting and large trader reporting requirements. The application of these two different cross-border regimes may increase our compliance costs and could disrupt some of our trading relationships.
On September 17, 2020, the CFTC adopted rules that will substantially revise its real-time public reporting and regulatory reporting requirements for swaps. Among other changes, the new rules will significantly increase the block size above which swap transactions are subject to delayed public reporting, clarify reporting requirements for certain types of swaps such as prime brokerage swaps, clarify and expand the data elements required to be reported in order to harmonize more closely with international standards, extend the deadline for making regulatory reports and introduce new data verification and correction requirements. The increase in block sizes could potentially reduce liquidity in the swaps markets or increase our hedging costs by subjecting more of our swap transactions to real-time public reporting. In addition, we are likely to incur significant operational and other costs to implement the new requirements. The new requirements will take effect on May 25, 2022, except that the changes to block sizes will take effect one year after that date.
Certain of our subsidiaries are subject to the margin rules for uncleared swaps of the CFTC and/or the margin rules for uncleared swaps and security-based swaps of the OCC, the Fed, the FDIC, the Farm Credit Administration and the Federal Housing Finance Agency (together, the Prudential Regulators). Both the CFTC margin rules and the margin rules of the Prudential Regulators are following a phased implementation schedule. On April 3, 2020, the BCBS and the International Organization of Securities Commissions (IOSCO) provided an additional one-year extension to the fifth and sixth phases of the implementation schedule of the rules requiring initial margin for non-centrally cleared derivatives, meaning the final implementation date for the application of initial margin requirements for market participants with group-wide notional derivatives exposure during the preceding March, April and May of at least EUR 8 billion would be September 1, 2022 while the implementation date for those with group-wide notional derivatives exposure of at least EUR 50 billion would be September 1, 2021. Consistent with the revised implementation schedule adopted by the BCBS-IOSCO and in light of implementation issues posed by the COVID-19 pandemic, the CFTC and Prudential Regulators adopted interim final rules on May 28, 2020 and June 25, 2020, respectively, to delay the compliance date until September 1, 2021 for market participants with group-wide notional derivatives exposure during the preceding March, April and May exceeding USD 50 billion. On June 25, 2020 and October 15, 2020, the Prudential Regulators and the CFTC, respectively, adopted rules that delay the compliance date for initial margin requirements for market participants with group-wide notional derivatives exposure during the preceding March,

April and May of at least USD 8 billion from September 1, 2021 until September 1, 2022. These delays were intended to avoid a market disruption in September 2020, but the broad expansion of initial margin requirements on September 1, 2021 and September 1, 2022 could have a significant adverse impact on our OTC derivatives business because of the large number of affected counterparties that might need to enter into new documentation and upgrade their systems in order to comply.
The Prudential Regulators’ June 25, 2020 final rule also clarifies that certain amendments to uncleared swaps and security-based swaps entered into prior to the relevant compliance dates (i.e., legacy swaps), including amendments to address the upcoming discontinuation of LIBOR, generally will not trigger margin rules for those swaps. The final rule will therefore facilitate the transition to new risk-free rates. Further, the final rule exempts most non-US swap dealers subject to the Prudential Regulators’ margin rules, including CSI, from collecting initial margin on uncleared swaps with affiliates. Thus, our US subsidiaries trading swaps with CSI will be alleviated of the burden of initial margin requirements, thereby increasing the efficient use of their assets.
On October 15, 2020, the CFTC adopted final rules expanding and revising position limits for certain physical commodity derivatives. The new rules will expand the CFTC’s position limit regime, which currently covers only a subset of agricultural futures contracts, to cover additional specified agricultural, energy and metals futures contracts. The new rules will also cover futures contracts and options on futures contracts that are linked to these specified contracts, as well as economically equivalent swaps. The new rules further restrict the availability of exemptions from position limits for certain hedging activity and impose new requirements on US futures exchanges and swap execution facilities to administer position limits and related exemptions. Overall, the new rules may restrict the ability of our asset management businesses to trade in physical commodity derivatives covered by position limits, restrict the ability of our market making businesses to provide liquidity in these derivatives to certain types of clients, and generally increase the compliance costs and burdens of our businesses that transact in physical commodity derivatives. The new rules initially took effect March 15, 2021, but with delayed compliance dates of January 1, 2022 for the expansion of position limits to cover additional futures contracts and January 1, 2023 for the expansion of position limits to cover swaps.
EU
The EU has also proposed and enacted a wide range of prudential, securities and governance regulations to address systemic risk and to further regulate financial institutions, products and markets. These proposals are at various stages of the EU pre-legislative, legislative rule-making and implementation processes, and their final form and cumulative impact remain uncertain.
UK-EU relationship
On June 23, 2016, voters in the UK voted to leave the EU. Following extensive negotiations with the EU on the terms of its withdrawal, the UK ceased to be a member of the EU on January 31, 2020 but under the terms of the concluded withdrawal agreement, the UK continued to be bound by EU laws, with full financial services passporting, for a transitional period ending on December 31, 2020. Following the end of the transitional period, EU law, including financial services passporting, no longer applies in the UK. On December 24, 2020, the UK and the EU announced that they had agreed on a Trade and Cooperation Agreement (TCA), an Agreement between the UK and the European Atomic Energy Community for Cooperation on the Safe and Peaceful Uses of Nuclear Energy and an Agreement concerning Security Procedures for Exchanging and Protecting Classified Information. The UK and the EU have agreed to provisionally apply these agreements until April 30, 2021 to allow for completion of their respective ratification processes. The TCA generally did not seek to cover financial services. The EU and the UK have committed to setting out a “non-binding memorandum of understanding governing the regulatory dialogue” for regulatory cooperation in financial services by March 2021. Although equivalence may be one of the topics discussed in the regulatory dialogue, the decision to grant equivalence is unilateral and not subject to bilateral negotiation. There can be no assurance that the EU will grant equivalence to the UK financial services regime and (even if equivalence is granted) any such decision may be revoked at any time.
The body of EU law, as it stood at the end of the transition period, has largely been retained in UK law in the immediate term, with Her Majesty’s Treasury (HM Treasury) exercising certain statutory powers to remedy deficiencies in retained EU law relating to financial services, through statutory instruments. The statutory instruments are not intended to make policy changes, other than to reflect the UK’s new position outside the EU. HM Treasury has also delegated powers to the UK’s financial services regulators to address deficiencies in the regulators’ rulebooks arising as a result of the exit, and to the EU Binding Technical Standards that are part of retained EU law. However, the intended fate of many EU laws that will apply in 2021 or later is not yet known.
However, the UK government has begun a broad program of review of the UK’s future regulatory framework. On October 19, 2020, HM Treasury issued a consultation marking the launch of the second phase of the review which seeks to examine, among other things, how the regulatory framework for financial services needs to adapt to be fit for the future, in particular to reflect the UK’s new position outside of the EU. Further, on October 21, 2020, the UK government introduced the Financial Services Bill in the UK Parliament. Among other things, the Financial Services Bill amends existing UK laws on financial services in relation to the prudential regimes for banks and investment firms (including the implementation in the UK of Basel III reforms). The UK government is also undertaking a broader review of the UK’s future regulatory framework.
On November 16, 2020, in a joint statement, HM Treasury and the UK regulators announced that they would target an implementation date of January 1, 2022 for implementing those Basel

III reforms which make up the UK equivalent to the outstanding elements of the amendments to the Capital Requirements Regulation (CRR) (made by the amending Regulation CRR II) as well as introducing a new prudential regime for investment firms.
Credit Suisse is working to address the implications of the consequences of these changes and to minimize disruption for our clients. Adverse changes to any of these arrangements, and even uncertainty over potential changes during any period of negotiation, could potentially impact our results in the UK or other markets we serve.
> Refer to “Withdrawal of the UK from the EU and our legal entity structure” in Strategy and “Key risk developments” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management for further information.
Regulatory framework
The principal regulatory structures that apply to our operations are discussed below.
Global initiatives
Total Loss-Absorbing Capacity
On January 1, 2019, the final Financial Stability Board’s (FSB) Total Loss Absorbing Capacity (TLAC) standard for G-SIBs became effective, subject to a phase-in until January 1, 2022. The purpose of the standard is to enhance the ability of regulators to recapitalize a G-SIB at the point of non-viability in a manner that minimizes systemic disruption, preserves critical functions and limits the exposure of public sector funds. TLAC-eligible instruments include instruments that count towards satisfying minimum regulatory capital requirements, as well as long-term unsecured debt instruments that have remaining maturities of no less than one year, are subordinated by statute, corporate structure or contract to certain excluded liabilities, including deposits, are held by unaffiliated third parties and meet certain other requirements. Excluding any applicable regulatory capital buffers that are otherwise required, the minimum TLAC requirement was at least 16% of a G-SIB’s risk-weighted assets as of January 1, 2019, and will increase to at least 18% as of January 1, 2022. In addition, the minimum TLAC requirement was at least 6% of the Basel III leverage ratio denominator as of January 1, 2019, and must be at least 6.75% as of January 1, 2022. National regulators may implement or interpret the requirements more strictly within their own jurisdictions.
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
In the UK, the Bank of England published its statement of policy on its approach to establishing the requirement under the EU Bank Recovery and Resolution Directive (BRRD) for certain UK entities, including CSI and CSSEL, to maintain the minimum requirements for own funds and eligible liabilities (MREL) as well as its approach on setting internal MREL. Similar to the FSB’s TLAC standard, the MREL requirement obliges firms within the scope of the BRRD to maintain a minimum level of own funds and liabilities that can be bailed in. The statement of policy provides that internal MREL requirements for UK material subsidiaries of non-UK G-SIBs, such as Credit Suisse would be scaled between 75% and 90% of external MREL based on factors including the resolution strategy of the group and the home country’s approach to internal total loss-absorbing capacity calibration. Interim internal MREL requirements came into effect beginning January 1, 2019, and their full implementation will be phased in through January 1, 2022. In addition, the CRR II introduced a requirement, as of June 27, 2019, for material subsidiaries of non-EU G-SIBs, which are not resolution entities, to maintain internal MREL scaled at 90% of the external MREL requirement that would apply if the material subsidiary were a resolution entity. The Bank of England has stated that its statement of policy should be read in compliance with the new CRR II requirements. The Bank of England is undertaking a review of the calibration of MREL requirements.
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
ISDA has developed another protocol, the ISDA Resolution Stay Jurisdictional Modular Protocol, which is intended to be a mechanism to facilitate market-wide compliance with these requirements by both dealers, such as Credit Suisse, and their counterparties.
In the EU, amendments to BRRD (through amending Directive BRRD II) (BRRD II) introduced harmonized requirements for relevant EU entities to include a contractual term within certain financial contracts governed by the laws of a non-EU jurisdiction, recognizing that the contract may be subject to the exercise of resolution powers by the resolution authority to suspend the entity’s payment or delivery obligations, or to suspend a counterparty’s termination or security enforcement rights.
In the US, the Fed, the FDIC and the OCC each issued final rules designed to improve the resolvability of US headquartered G-SIBs and the US operations of non-US G-SIBs, such as our US operations. These final rules require covered entities to modify certain qualified financial contracts to obtain agreement of counterparties that (1) their qualified financial contracts are subject to the stays on default rights under the Orderly Liquidation Authority and the Federal Deposit Insurance Act, which is similar to requirements introduced in other jurisdictions to which we are already subject, and (2) certain affiliate-linked default rights would be limited or overridden if an affiliate of the G-SIB entered proceedings under the US Bankruptcy Code or other insolvency or resolution regimes. ISDA has developed the ISDA 2018 US Resolution Stay Protocol (ISDA US Protocol) to facilitate compliance with the final rules. All the relevant Credit Suisse’s entities have adhered to the ISDA US Protocol to amend their qualified financial contracts with adhering counterparties to comply with the final rules.
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
Our banks in Switzerland operate under banking licenses granted by FINMA pursuant to the Bank Law and the Banking Ordinance. In addition, certain of these banks hold securities dealer licenses granted by FINMA pursuant to the Swiss Federal Act on Stock Exchanges and Securities Trading, which was in effect at the time the license was granted. As of January 1, 2020, the applicable ongoing licensing requirements for securities dealers are set out under the Financial Institutions Act (FinIA) and the Financial Institutions Ordinance (FinIO).
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

Credit Suisse is subject to the Basel III framework, as implemented in Switzerland, as well as Swiss legislation and regulations for systemically important banks, which include capital, liquidity, leverage and large exposure requirements, and rules for emergency plans designed to maintain systemically relevant functions in the event of impending insolvency.
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
Subject to certain transitional periods, the FinSA and the FinIA as well as the implementing ordinances, the Financial Services Ordinance (FinSO) and the FinIO entered into effect on January 1, 2020. With the enactment of FinSA and FinSO a new statutory regime, governing the provision of financial services in Switzerland, including to Swiss clients from abroad on a cross-border basis, as well as the offering of financial instruments, and the admission to trading of financial instruments, was introduced in Switzerland. FinIA and FinIO govern the licensing requirements and provide for a differentiated supervisory regime for securities dealers, asset managers, trustees, managers of collective assets, fund management companies and investment firms.
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
Swiss rules and regulations to combat money laundering and terrorist financing are comprehensive and require banks and other financial intermediaries to thoroughly verify and document customer identity before commencing business. In addition, these rules and regulations, aimed at preventing money laundering, include obligations to maintain appropriate policies for dealings with politically exposed persons and procedures and controls to detect money laundering and terrorist financing activities, including reporting suspicious activities to authorities.
In addition, the Swiss Criminal Code provides for stringent anti-corruption and anti-bribery laws prohibiting illegitimate bribery payments (and the receipt thereof) to Swiss and foreign public officials as well as persons in the private sector.
Compensation design and its implementation and disclosure have been required to comply with standards promulgated by FINMA under its Circular on Remuneration Schemes and the Compensation Ordinance, as updated from time to time.
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
Prior to any debt-to equity swap or haircut, outstanding equity capital and debt instruments issued by Credit Suisse AG, Credit Suisse (Schweiz) AG or Credit Suisse Group AG that are part of its regulatory capital (including outstanding high trigger capital instruments and low trigger capital instruments) must be converted or written off (as applicable) and cancelled. Any debt-to-equity swap (but not any haircut) would have to follow the hierarchy of claims to the extent such debt is not excluded from such conversion by the FINMA Banking Insolvency Ordinance. Contingent liabilities of Credit Suisse AG, Credit Suisse (Schweiz) AG or Credit Suisse Group AG such as guarantees could also be subjected to a debt-to-equity swap or a haircut, to the extent amounts are due and payable thereunder at any time during restructuring proceedings.
For systemically relevant institutions, such as Credit Suisse AG, Credit Suisse (Schweiz) AG and Credit Suisse Group AG, creditors have no right to reject the restructuring plan approved by FINMA.
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
Tax
Automatic exchange of information and administrative assistance in tax matters
In Switzerland, the Multilateral Convention on Mutual Administrative Assistance in Tax Matters (MAC) and the Multilateral Competent Authority Agreement (MCAA), together with the Federal Act on the International Automatic Exchange of Information in Tax Matters and its implementing ordinance, form the legal basis for the automatic exchange of information. Based on the MCAA, the multilateral agreement with the EU on the international automatic exchange of information in tax matters and a number of bilateral AEI agreements, Switzerland collects and exchanges information with more than 100 jurisdictions in respect of financial assets held in, and income derived thereon and credited to, accounts or deposits maintained in Switzerland.
Further to the MAC, Switzerland is required to spontaneously exchange certain information on advanced tax rulings in accordance with the OECD and G20 project to combat base erosion and profit shifting (BEPS). Additionally in 2009, Switzerland adopted the OECD standard on administrative assistance in tax matters in accordance with Art. 26 of the OECD Model Agreement which has subsequently been included in 60 Double Tax Agreements (DTAs), 51 of which are in force and applicable. The 2009 protocol (Protocol, ratified in 2019) amending the tax treaty regarding income tax between Switzerland and the US, a mechanism for the exchange of information upon request in tax matters between Switzerland and the US is now in place. This mechanism allows the US to make group requests under the US Foreign Account Tax Compliance Act (FATCA) concerning non-consenting US accounts and non-consenting non-participating foreign financial institutions. The Protocol further erases the distinction between tax evasion and tax fraud in the context of administrative assistance to permit any exchanges of information as may be relevant to the administration or enforcement of the domestic laws concerning taxes.
Finally, in accordance with the Multilateral Competent Authority Agreement on the Exchange of Country-by-Country Reports as well as the implementing Swiss federal legislation, multinational groups of companies in Switzerland have to prepare country-by-country reports since the 2018 tax year with the exchange of the reports by Switzerland having started in 2020.
Tax exemptions on TLAC and similar instruments
Based on the revised Withholding Tax Act, which entered into force on January 1, 2017, the exemption from withholding tax of interest paid on contingent convertible bonds and write-down bonds of banks or group companies of finance groups which were approved by FINMA and issued between January 1, 2013 and December 31, 2016, has been extended to issuances between January 1, 2017 and December 31, 2021. It also exempts interest paid on TLAC instruments approved by FINMA for purposes of meeting regulatory requirements which have been or will be issued between January 1, 2017 and December 31, 2021, or have been issued prior to January 1, 2017 where the foreign issuer thereof will be substituted for a Swiss issuer between January 1, 2017 and December 31, 2021. It is currently planned to further extend said exemptions until December 31, 2026.
Furthermore, since 2017, equity securities in banks or group companies of a financial group issued in connection with the conversion of TLAC instruments into equity are exempt from the 1% issuance stamp tax, in addition to the exemption for equity securities in banks issued from conversion capital.
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
Federal Act on Tax Reform and AHV Financing (TRAF)
The main provisions of the Federal Act on Tax Reform and AHV Financing (TRAF) entered into force on January 1, 2020, together with further implementing legislation on federal and cantonal level. Under the new withholding tax law introduced under TRAF, effective since January 1, 2020, companies listed on a Swiss stock exchange who are paying a dividend out of legal capital contribution reserves are required to simultaneously pay a dividend out of taxable reserves of at least the same amount. Also, under these new rules, when a company listed on a Swiss stock exchange repurchases shares to cancel them, the company must charge at least fifty percent of the liquidation amount to capital contribution reserves, the liquidation amount being the amount equal to the repurchase price less the nominal amount. Prior to the new law, these companies were not limited in using the one or other type of reserves.
Swiss courts’ practice on withholding tax refunds
The Swiss Federal Tax Authority (FTA) and the Swiss courts continue to apply a strict beneficial ownership test for the application of any double taxation agreement based refund of Swiss withholding tax on dividend payments and the like. The focus is on the beneficial ownership of the securities and/or the dividends at the time of payment, which is assessed from a factual and economic point of view, without regard to the parties’ intentions or motivation, and must be proven by the party requesting a refund in the form of detailed documentation at the request of the FTA. In the context of derivative transactions, it has become increasingly more difficult to obtain a refund of Swiss withholding tax as in most cases the FTA will not consider the recipient of a payment subject to withholding tax under a derivative transaction to be the beneficial owner of that payment for purposes of a refund of such withholding tax. However, the Swiss Supreme Court has also held that this strict application of the beneficial ownership test, as well as the proof requirements, do not mean that a financial institution involved in a derivative transaction is not entitled to a refund; if beneficial ownership can be established, a refund will be granted.
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
As mentioned above, Credit Suisse is also subject to the so-called “Volcker Rule,” which limits the ability of banking entities to sponsor or invest in certain private equity or hedge funds, broadly defined, and to engage in certain types of proprietary trading for their own account. These restrictions are subject to certain exclusions and exemptions, including with respect to underwriting, market-making, risk-mitigating hedging and certain asset and fund management activities, and with respect to certain transactions and investments occurring solely outside of the US. The Volcker Rule requires banking entities to establish an extensive array of compliance policies, procedures and quantitative metrics reporting designed to ensure and monitor compliance with restrictions under the Volcker Rule. It also requires an annual attestation either by the Chief Executive Officer of the top-tier foreign banking organization (FBO) or the senior management officer in the US as to the implementation of a compliance program reasonably designed to achieve compliance with the Volcker Rule. In April 2017, the Fed granted Credit Suisse an extended transition period to conform investments in certain illiquid funds under the Volcker Rule for an additional five years (i.e., until July 21, 2022). Credit Suisse has implemented a Volcker Rule compliance program reasonably designed to satisfy the requirements of the Volcker Rule. The Volcker Rule’s implementing regulations are highly complex and may be subject to further rulemaking and regulatory interpretation and guidance.
Fed regulations implementing the Dodd-Frank Act required Credit Suisse to create a single US IHC to hold all of its US subsidiaries with limited exceptions. The IHC requirement does not apply to the New York Branch. Credit Suisse’s US IHC is subject to US risk-based capital and leverage requirements that are largely consistent with the Basel III framework published by the BCBS, though they diverge in several important respects due to the requirements of the Dodd-Frank Act, and is subject to capital planning and capital stress testing requirements under the Dodd-Frank Act and the Fed’s annual CCAR.

Credit Suisse’s US IHC is also subject to additional requirements under the Fed’s final TLAC framework for IHCs, described above. In addition, both Credit Suisse’s US IHC itself and the combined US operations of Credit Suisse (including Credit Suisse’s US IHC and the New York Branch) are subject to other prudential requirements, including with respect to liquidity risk management, liquidity stress testing and separate liquidity buffers for each of Credit Suisse’s US IHC and the New York Branch. Our US IHC is also subject to the Fed’s applicable rules on liquidity coverage ratio (LCR), single counterparty credit limits (SCCL) and, once effective on July 1, 2021, NSFR. The SCCL limits our aggregate net credit exposures to any single unaffiliated counterparty based on Tier 1 capital. Our combined US operations (including our US IHC and New York Branch) may qualify for a regime of substituted compliance with comparable home country rules, but our US IHC is ineligible for the substituted compliance regime and remains subject to a separate SCCL requirement. Under proposals that remain under consideration, the combined US operations of Credit Suisse may become subject to an early remediation regime which could be triggered by risk-based capital, leverage, stress tests, liquidity, risk management and market indicators.
> Refer to “Liquidity and funding management” in III – Treasury, Risk, Balance sheet and Off-balance sheet for further information on Basel III LCR and NSFR.
A major focus of US policy and regulation relating to financial institutions has been to combat money laundering and terrorist financing and to enforce compliance with US economic sanctions. These laws and regulations impose obligations to maintain appropriate policies, procedures and controls to detect and report money laundering and terrorist financing, verify the identity of customers and comply with economic sanctions. Any failure to maintain and implement adequate programs to combat money laundering and terrorist financing, and violations of such economic sanctions, laws and regulations, could have serious legal and reputational consequences. We take our obligations to prevent money laundering and terrorist financing in the US and globally and to comply with US economic sanctions very seriously, while appropriately respecting and protecting the confidentiality of clients. We have policies, procedures and training intended to ensure that our employees comply with “know your customer” regulations and understand when a client relationship or business should be evaluated as higher risk for us. We are also subject to both the anti-bribery and accounting provisions of the US Foreign Corrupt Practices Act. The anti-bribery provisions prohibit the bribery of non-US government officials. The accounting provisions require us to keep accurate books and records and to maintain a system of internal accounting controls.
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
As registered swap dealers that are not banks, CSSEL and CSC are also subject to the CFTC’s margin rules for uncleared swaps. As a non-US swap dealer, CSSEL is only subject to these rules in connection with its uncleared swaps with US persons, non-US persons guaranteed by US persons, and certain non-US swap dealer subsidiaries of US persons. As a registered swap dealer that is a foreign bank, CSI is subject to the margin rules for uncleared swaps and security-based swaps of the Fed, and CSI likewise is only subject to these rules in connection with its uncleared swaps and security-based swaps with US persons, non-US persons guaranteed by US persons, and certain non-US swap dealer subsidiaries of US persons. Both the CFTC’s margin rules and the Fed’s margin rules are following a phased implementation schedule. Since March 1, 2017, CSI, CSSEL and CSC have been required to comply with variation margin requirements with covered entities under these rules, requiring the exchange of daily mark-to-market margin with all such covered entities. Initial margin requirements began phasing in annually for different counterparties from September 1, 2016, with remaining phases relating to the application of initial margin requirements to market participants with group-wide notional derivatives exposure during the preceding March, April and May of at least USD 50 billion or at least USD 8 billion on September 1, 2021 or September 1, 2022, respectively. The broad expansion of initial margin requirements on September 1, 2021 or September 1, 2022 could have a significant adverse impact on our OTC derivatives business because of the large number of affected counterparties that might need to enter into new documentation and upgrade their systems in order to comply.
As noted above, as non-bank swap dealers, CSSEL and CSC are subject to the CFTC’s capital and financial reporting rules that were adopted in July 2020 and will take effect on October 6, 2021.
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
The Dodd-Frank Act mandates that the CFTC establish aggregate position limits for certain physical commodity futures contracts and economically equivalent swaps, and as noted above, on October 15, 2020, the CFTC adopted final rules expanding and revising position limits for certain physical commodity derivatives.
Additionally, the SEC has finalized rules implementing most of the key derivatives provisions of the Dodd-Frank Act, including security-based swap dealer registration, capital, margin, segregation, internal and external business conduct, recordkeeping and financial reporting, risk mitigation techniques, and transaction reporting rules. These rules are scheduled to take effect on November 1, 2021. Unlike the CFTC, the SEC has not yet finalized rules relating to mandatory clearing or mandatory on-facility trading. While the SEC’s rules have largely paralleled many of the CFTC’s rules, significant differences between the final CFTC and SEC rules could materially increase the compliance costs associated with, and hinder the efficiency of, our equity and credit derivatives businesses with US persons. For example, significant differences between the cross-border application of SEC and CFTC rules could have such effects. In particular, SEC rules applying public transaction reporting and external business conduct requirements to security-based swaps between non-US persons that are arranged, negotiated or executed by US personnel (ANE transactions) could discourage non-US counterparties from entering into such transactions, unless the SEC permits substituted compliance with non-US reporting or business conduct requirements. While the SEC has issued time-limited relief from its reporting requirements which will last until the earlier of four years following the first compliance date in each security-based swaps asset class or 12 months after the SEC provides notice that its no-action position will expire, the portion of the relief related to assignment of reporting duties does not extend to certain ANE transactions. Our non-bank derivatives dealer entities, CSC and CSSEL, are expected to be subject to the SEC’s finalized capital, margin and segregation requirements for security-based swap dealers. We do not expect a significant impact to CSC because it is already subject to SEC capital requirements as an over-the-counter derivatives dealer registered with the SEC, the SEC’s new margin requirements are aligned in key respects with CFTC margin requirements that already apply to CSC as a CFTC-registered swap dealer, and CSC should be eligible for exemption from certain SEC segregation requirements. CSSEL may, with further approval by the SEC, be able to satisfy SEC capital and margin requirements through substituted compliance with comparable UK requirements and may also be eligible for exemption from certain SEC segregation requirements. If, however, CSSEL is unable to rely on substituted compliance in connection with SEC capital and margin requirements, it will face conflicts between SEC and UK requirements that could prevent it from continuing to trade security-based swaps with US persons.
FATCA
Pursuant to an agreement with the US Internal Revenue Service (IRS) entered into in compliance with FATCA, Credit Suisse is required to identify and provide the IRS with information on accounts held by US persons and certain US-owned foreign entities, as well as to withhold tax on payments made to foreign financial institutions that are not in compliance with FATCA and account holders who fail to provide sufficient information to classify an account as a US or non-US account. Switzerland and the US have entered into a “Model 2” intergovernmental agreement to implement FATCA, which requires Credit Suisse to disclose account details directly to the US tax authority with the consent of the US clients concerned. Where US clients do not provide Credit Suisse consent to disclose to the IRS, the US authorities must make a group request for this data through normal administrative assistance channels. Group requests are effective for information applying to cases dating from June 30, 2014.
Resolution regime
The Dodd-Frank Act also established an “Orderly Liquidation Authority,” a regime for the orderly liquidation of systemically significant non-bank financial companies, which could potentially apply to certain of our US entities. The Secretary of the US Treasury may under certain circumstances appoint the FDIC as receiver for a failing financial company in order to prevent risks to US financial stability. The FDIC would then have the authority to charter a “bridge” company to which it can transfer assets and liabilities of the financial company, including swaps and other QFCs, in order to preserve the continuity of critical functions of the financial company. The FDIC has indicated that it prefers a single-point-of-entry strategy, although it retains the ability to resolve individual financial companies. As noted above, on July 24, 2020, the FDIC and SEC finalized rules that would clarify the application of SIPA in a receivership for a systemically significant broker-dealer under the Dodd-Frank Act’s Orderly Liquidation Authority.
In addition, the Dodd-Frank Act and related rules promulgated by the Fed and the FDIC require bank holding companies and companies treated as bank holding companies with total consolidated assets above specified thresholds, such as us, and certain designated non-bank financial firms, to submit periodically to the Fed and the FDIC resolution plans describing the strategy for rapid and orderly resolution under the US Bankruptcy Code or other applicable insolvency regimes, though such plans may not rely on the Orderly Liquidation Authority. Our combined US operations are required to file a resolution plan every three years, alternating between a full resolution plan and a less extensive targeted resolution plan that will focus on certain core elements, responding to the targeted information request described above, and certain changes from the previous full plan. We must file a targeted plan by December 17, 2021. The deadline for our next full plan is July 1, 2024.
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
The Basel III capital framework is implemented in the EU by the amendments to the Capital Requirements Directive (CRD) (through the amending directive CRD V) and the CRR II (jointly known as the CRD V package). The CRD V package comprises a single prudential rule book for banks and investment firms. CRR II contains, among other things, amendments to the previous CRR relating to, among other things, leverage ratio, market risk, counterparty credit risk and large exposures and implementing the FSB’s TLAC standard. CRD V includes among other things, corporate governance and remuneration requirements, including a cap on variable remuneration. The CRD V amendments also include a new requirement for non-EU banking groups with two or more institutions and at least EUR 40 billion of assets in the EU to establish an EU intermediate financial holding company that would be subject to consolidated prudential supervision in the EU.

While the majority of the CRR II measures will apply from June 28, 2021, certain requirements, such as the new TLAC requirements, applied immediately on entry into force on June 27, 2019. EU member states were required to adopt national legislative measures necessary to comply with CRD V by December 28, 2020. The requirement for an intermediate holding company will apply in practice from December 30, 2023.
Within the eurozone, banks are supervised within the Single Supervisory Mechanism. This empowers the ECB to act as a single direct supervisor for significant banks in the 17 eurozone countries and for certain non-eurozone countries which may choose to participate in the Single Supervisory Mechanism.
The revised Markets in Financial Instruments Directive (MiFID II) and the Markets in Financial Instruments Regulation (MiFIR) have introduced a number of significant changes to the regulatory framework established by the Markets in Financial Instruments Directive (MiFID I), and the European Commission has adopted a number of delegated and implementing measures, which supplement their requirements. In particular, MiFID II and MiFIR have introduced enhanced organizational and business conduct standards that apply to investment firms, including a number of Credit Suisse EU entities advising clients within the European Economic Area. These provisions include standards for managing conflicts of interest, best execution and enhanced investor protection. MiFID II has also enforced specific safeguards for algorithmic and high-frequency trading and introduced a ban on the receipt of investment research by portfolio managers and providers of independent investment advice unless paid for by clients. On February 26, 2021, the EU enacted a series of “quick-fix” amendments to MiFID II, which aim to alleviate the administrative burdens on investment firms in order to facilitate the EU’s economic recovery from the COVID-19 pandemic. The changes include amendments to client information and product governance requirements and the regime for research on small and mid-cap issuers and on fixed income instruments. The amendments entered into force on February 27, 2021 and will apply from February 28, 2022. EU member states are required to transpose the amendments into national law by November 28, 2021. Furthermore, the European Commission is expected to produce a comprehensive MiFID II review proposal in the fourth quarter of 2021 or the first quarter of 2022.
The Benchmarks Regulation (BMR) introduces new rules aimed at ensuring greater accuracy and integrity of benchmarks in financial instruments. The BMR sets out various requirements which will govern the activities of benchmark administrators and submitters. Certain requirements have applied to Credit Suisse in its capacity as a contributor to several critical benchmarks since June 30, 2016. The majority of the other provisions of the BMR have applied since January 1, 2018, although a two-year transition period permitting usage of the EU non-critical benchmark, not yet compliant with the BMR, by EU-supervised entities came to an end on December 31, 2019 and “critical” and third country benchmark providers, including CSI as a UK benchmark administrator, have been given until December 31, 2023 to comply. A number of European Commission Delegated Regulations supplementing the BMR also entered into force in 2018. The regulations specify, among other things, the criteria for assessing whether certain events would result in significant and adverse impacts on matters including the market integrity and financial stability of one or more member states and the conditions to assess the impact resulting from the cessation of, or change to, existing benchmarks.
On January 4, 2017, the European Commission Delegated Regulation supplementing the European Market Infrastructure Regulation (EMIR) with regard to regulatory technical standards for risk mitigation techniques for OTC derivatives not cleared by a central counterparty (CCP) entered into force. The Delegated Regulation imposes a requirement on financial counterparties and non-financial counterparties above the clearing threshold to collect initial margin and variation margin in respect of non-centrally cleared OTC derivative transactions. The requirements relating to initial margin and variation margin have applied since February 4, 2017 in relation to the largest market participants. Other market participants have become or in the future will become subject to the requirements relating to initial margin through a series of phase-in dates, starting September 1, 2017. Requirements relating to variation margin have applied to all financial and non-financial counterparties above the clearing threshold since March 1, 2017. On June 17, 2019, a broad range of amendments to EMIR (through the “EMIR Refit” Regulation) entered into force, including in relation to counterparty classification, clearing, margin and reporting requirements. In particular, the amendments include an obligation for clearing members and clients which provide clearing services to provide services under fair, reasonable, non-discriminatory and transparent commercial terms, which will apply from June 18, 2021. Further amendments to EMIR (known as “EMIR 2.2”) entered into force in January 2020. EMIR 2.2 focuses on the authorization and supervision of CCPs. Amongst other things, EMIR 2.2 creates new supervisory mechanisms for ensuring more coherent and consistent supervision of EU CCPs as well as a more robust regime for recognizing non-EU CCPs, including through the newly established CCP Supervisory Committee and a tiering system for non-EU CCPs according to their systemic importance to the EU or member states. Further, on February 18, 2021, certain amendments to the EMIR regulatory technical standards entered into force. Among other things, amendments to the regulatory technical standards for risk mitigation techniques for OTC derivatives not cleared by a CCP extend the deadline for the implementation of initial margin requirements for firms in the final implementation phases, extend the temporary exemption for single-stock equity options or index options (equity options) to January 4, 2024 and allow UK counterparties to be replaced with EU counterparties without triggering the bilateral margin and clearing obligation requirements under certain conditions until January 1, 2022.
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
In June 2019, amendments to BRRD (through BRRD II) entered into force. EU member states were required to adopt national legislative measures necessary to comply with BRRD II by December 28, 2020. BRRD II contains amendments to the existing EU regime relating to MREL to align it with the TLAC standard and to introduce, among other things, changes to the contractual recognition of bail-in and a new moratorium power for competent authorities.
The Single Resolution Mechanism Regulation, which came into force on August 19, 2014, established the Single Resolution Board as the resolution authority in charge of Banks in the eurozone. Since January 1, 2016, the Single Resolution Board has had full resolution powers, including bail-in.
Data protection regulation
The GDPR is now fully applicable and applies to the processing of personal data in the context of our EU establishments as well as on an extraterritorial basis. The GDPR also forms the basis of our Global Data Protection standard ensuring that policies and processes of the highest standard apply to all Credit Suisse entities globally, subject to local laws and regulations. The GDPR requires us to take various measures to ensure compliance with the regulation, including processing personal data in accordance with the data protection principles, maintaining records of data processing, ensuring adequate security for personal data, complying with data breach notification requirements, and giving effect to data subjects’ rights. Furthermore, in accordance with the GDPR, we have appointed a Data Protection Officer who is responsible for monitoring our compliance with and providing advice in connection with global data protection laws and regulations. The GDPR grants broad enforcement powers to data protection authorities, including the potential to levy significant administrative fines for non-compliance.
In addition to the GDPR, other jurisdictions in which we operate have adopted or are proposing data privacy standards, for example the FADP in Switzerland, applicable US data privacy laws including the California Consumer Privacy Act of 2018 and the California Privacy Rights Act, the Thailand Personal Data Protection Act and the Data Protection Law DIFC No. 5 2020 in Dubai, some of which are similar to the GDPR or contain their own requirements more robust than the GDPR. As additional data privacy laws come into effect in the coming years, we continue to monitor changes and ensure compliance with our data privacy obligations.
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
Investment services regulation
Since July 1, 2019, following a decision by the European Commission not to extend the recognition of the equivalence of the Swiss legal and supervisory framework for trading venues with that of the EU, EU investment firms are, in principle, prohibited from trading in certain equity securities of companies domiciled in Switzerland on Swiss trading venues. Likewise, since July 1, 2019, under measures taken by the Swiss FDF, trading venues domiciled in the EU are effectively prohibited from offering or facilitating trading in certain equity securities of Swiss companies.
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
The UK was required to implement EU directives into national law until the end of the transitional period following its exit from the

EU in January 2020. Following the end of the transitional period on December 31, 2020, EU laws which were in effect and applicable as at December 31, 2020 were “on-shored” (retained) in UK law with amendments that remedy, mitigate, or prevent “deficiencies” in the on-shored EU law arising from the withdrawal of the UK from the EU but do not otherwise make general policy changes. Accordingly, at present, the regulatory regime for banks operating in the UK largely conforms to required EU standards, including compliance with capital adequacy standards, customer protection requirements, conduct of business rules and anti-money laundering rules. These standards, requirements and rules are similarly implemented, under the same directives, throughout the member states of the EU in which we operate.
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
Our London Branch is required to comply principally with Swiss home country regulation. However, as a response to the global financial crisis, the PRA made changes to its prudential supervision rules in its rulebook, applying a principle of “self-sufficiency,” such that CSI, CSSEL and Credit Suisse (UK) Limited are required to maintain adequate liquidity resources, under the day-to-day supervision of the entity’s senior management, held in a custodian account in the name of the entity, unencumbered and attributed to the entity balance sheet. In addition, the PRA requires CSI, CSSEL and Credit Suisse (UK) Limited to maintain a minimum capital ratio and to monitor and report large exposures in accordance with the CRR.
The PRA has implemented the requirements of CRD relating to staff remuneration and imposed a 1:1 cap on variable remuneration which can rise to 1:2 with explicit shareholder approval.
The UK Financial Services (Banking Reform) Act 2013, enacted in December 2013, establishes a more stringent regulatory regime for senior managers and specified risk takers in a bank or PRA authorized investment firm; it also makes reckless misconduct in the management of a bank a criminal offense. These rules impact our UK entities, such as CSI and CSSEL.
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
Resolution regime
The UK legislation related to the recovery and resolution of credit institutions such as Credit Suisse consists of the special resolution regime (SRR), the PRA recovery and resolution framework and the FCA recovery and resolution requirements, which implemented the BRRD in the UK. The UK Banking Act and the related secondary legislation govern the application of the SRR, which grants the UK authorities powers to handle systemically important firms, such as banks, in case of highly likely failure. The UK resolution authority is the Bank of England which is empowered, among other things, to direct firms and their parent undertakings to address or remove barriers to resolvability, to enforce resolution actions and to carry out resolvability assessments of credit institutions. Separately, the PRA and the FCA have the power to require parent undertakings of firms subject to this regime to take actions such as the preparation and submission of group recovery plans or the facilitation of the use of resolution powers.
Financial crime
We are also subject, as a result of our operations in the UK, to UK financial crime legislation including the Bribery Act 2010, the Money Laundering, Terrorist Financing and Transfer of Funds (Information on the Payer) Regulations 2017 and financial sanctions imposed by the UK government. In addition, as part of the FCA’s responsibility to ensure the integrity of the UK financial markets, it requires all authorized firms in the UK, including CS entities, to have systems and controls in place to mitigate the risk that they might be used to commit financial crime.

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
Changes in our ratings may adversely affect our business
Ratings are assigned by rating agencies. Rating agencies may lower, indicate their intention to lower or withdraw their ratings at any time. The major rating agencies remain focused on the financial services industry, particularly regarding potential declines in profitability, asset quality deterioration, asset price volatility, the impact from any potential easing or enhancement of regulatory requirements and challenges from increased costs related to compliance and litigation. Any downgrades in our ratings could increase our borrowing costs, limit our access to capital markets, increase our cost of capital and adversely affect the ability of our businesses to sell or market their products, engage in business transactions – particularly financing and derivatives transactions – and retain our clients.
Market and credit risks
The ongoing global COVID-19 pandemic has adversely affected, and may continue to adversely affect, our business, operations and financial performance
Since December 2019, the COVID-19 pandemic has spread rapidly and globally, with a high concentration of cases in certain countries in which we conduct business. The ongoing global COVID-19 pandemic has adversely affected, and may continue to adversely affect, our business, operations and financial performance.
The spread of COVID-19 and resulting tight government controls and containment measures implemented around the world have caused severe disruption to global supply chains and economic activity, and the market has entered a period of significantly increased volatility. The spread of COVID-19 is continuing to have an adverse impact on the global economy, the severity and duration of which is difficult to predict, and has adversely affected our business, operations and financial performance. Modeling for current expected credit losses (CECL) has been made more difficult by the effects of the COVID-19 pandemic on market volatility and macroeconomic factors, and has required ongoing monitoring and more frequent testing across the Group, particularly for credit models. There can be no assurance that, even after adjustments are made to model outputs, the Group will not recognize unexpected losses arising from the model uncertainty that has resulted from the COVID-19 pandemic. The COVID-19 pandemic has significantly impacted, and is likely to continue to adversely affect, our credit loss estimates, mark-to-market losses, trading revenues, net interest income and potential goodwill assessments and may also adversely affect our ability to successfully realize our strategic objectives and goals. Should current economic conditions persist or deteriorate, the macroeconomic environment could have a continued adverse effect on these outlined and other aspects of our business, operations and financial performance, including decreased client activity or demand for our products, disruptions to our workforce or operating systems, possible constraints on capital and liquidity or a possible downgrade of our credit ratings. Additionally, legislative and regulatory changes in response to the COVID-19 pandemic, such as consumer and corporate relief measures, could further affect our business. As such measures are often rapidly introduced and varying in their nature, we are also exposed to heightened risks as we may be required to implement large-scale changes quickly. Furthermore, once such measures expire, are withdrawn or are no longer supported by governments, economic growth may be negatively impacted, which in turn may adversely affect our business, operations and financial performance.
The extent of the adverse impact of the pandemic on the global economy and markets will depend, in part, on the duration and severity of the measures taken to limit the spread of the virus and counter its impact, including further emergence of new strains of COVID-19 and the safety, efficacy and availability of vaccines and treatments, and, in part, on the size and effectiveness of the compensating measures taken by governments, including additional stimulus legislation, and how quickly and to what extent normal economic and operating conditions can resume. To the extent the COVID-19 pandemic continues to adversely affect the global economy and/or our business, operations or financial performance, it may also have the effect of increasing the likelihood and/or magnitude of other risks described herein, or may give rise to other risks not presently known to us or not currently expected to be significant to our business, operations or financial performance. We are closely monitoring the potential adverse effects and impact on our operations, businesses and financial performance, including liquidity and capital usage, though the extent of the impact is difficult to fully and accurately predict at this time due to the continuing evolution of this uncertain situation.
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
Our businesses and organization are subject to the risk of loss from adverse market conditions and unfavorable economic, monetary, political, legal, regulatory and other developments in the countries in which we operate
As a global financial services company, our businesses could be materially adversely affected by unfavorable global and local economic and market conditions, as well as geopolitical events and other developments in Europe, the US, Asia and elsewhere around the world (even in countries in which we do not currently conduct business). Further, numerous countries have experienced severe economic disruptions particular to that country or region, including extreme currency fluctuations, high inflation, or low or negative growth, among other negative conditions, which could have an adverse effect on our operations and investments. Volatility also increased at the beginning of 2020 and equity market indices declined amid concerns surrounding the spread of COVID-19, and the economic environment may experience further volatility depending on the longevity and severity of the COVID-19 pandemic.
Although the severity of the European sovereign debt crisis appears to have abated somewhat over recent years, political uncertainty, including in relation to the UK’s withdrawal from the EU, remains elevated and could cause disruptions in market conditions in Europe and around the world and could further have an adverse impact on financial institutions, including us. The economic and political impact of the UK leaving the EU, including on investments and market confidence in the UK and the remainder of the EU, may adversely affect our future results of operations and financial condition.
Following the UK’s withdrawal from the EU, our legal entities that are organized or operate in the UK face limitations on providing services or otherwise conducting business in the EU, which require us to implement significant changes to our legal entity structure. In addition, as part of an overarching global legal entity simplification program, the Group has developed a comprehensive EU entity strategy and is also defining a strategy to optimize the legal entity structure across other regions, including expediting the closure of redundant entities and an optimization of the legal entity structure of our asset management businesses within International Wealth Management. There are a number of uncertainties that may affect the feasibility, scope and timing of the intended results, including the outcome of the ongoing negotiations between the EU and the UK for a framework for regulatory cooperation on financial services and the operation of their unilateral and autonomous processes for recognizing each other’s regulatory framework as equivalent. Finally, future significant legal and regulatory changes, including possible regulatory divergence between the EU and the UK, affecting us and our operations may require us to make further changes to our legal structure. The implementation of these changes has required, and may further require, the investment of significant time and resources and has increased, and may potentially further increase, operational, regulatory, compliance, capital, funding and tax costs as well as our counterparties’ credit risk.

> Refer to “Withdrawal of the UK from the EU and our legal entity structure” in Strategy, “UK-EU relationship” in Regulation and supervision – Recent regulatory developments and proposals – EU, “Key risk developments” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management and “Corporate Governance framework” in IV – Corporate Governance for further information.
The environment of political uncertainty in countries and regions in which we conduct business may also affect our business. The increased popularity of nationalist and protectionist sentiments, including implementation of trade barriers and restrictions on market access, may result in significant shifts in national policy and a decelerated path to further European integration. Similar uncertainties exist regarding the impact of recent and proposed changes in US policies on trade, immigration and foreign relations. Growing global trade tensions, including between key trading partners such as China, the US and the EU and the continuing COVID-19 pandemic may be disruptive to global economic growth and may also negatively affect our business.
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
Our response to adverse market or economic conditions may differ from that of our competitors and an investment performance that is below that of competitors or asset management benchmarks could also result in a decline in assets under management and related fees, making it harder to attract new clients. There could be a shift in client demand away from more complex products, which may result in significant client deleveraging, and our results of operations related to private banking and asset management activities could be adversely affected. Adverse market or economic conditions, including as a result of the COVID-19 pandemic, could exacerbate such effects.
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
Adverse market or economic conditions could also affect our private equity investments. If a private equity investment substantially declines in value, we may not receive any increased share of the income and gains from such investment (to which we are entitled in certain cases when the return on such investment exceeds certain threshold returns), may be obligated to return to investors previously received excess carried interest payments and may lose our pro rata share of the capital invested. In addition, it could become more difficult to dispose of the investment, as even investments that are performing well may prove difficult to exit.
In addition to the macroeconomic factors discussed above, other political, social and environmental developments beyond our control, including terrorist attacks, cyber attacks, military conflicts, economic or political sanctions, disease pandemics, political or civil unrest and widespread demonstrations, natural disasters, or infrastructure issues, such as transportation or power failures, could have a material adverse effect on economic and market conditions, market volatility and financial activity, with a potential related effect on our businesses and results. In addition, as geopolitical tensions rise, compliance with legal or regulatory obligations in one jurisdiction may be seen as supporting the law or policy objectives of that jurisdiction over another jurisdiction, creating additional risks for our business.
> Refer to “Non-financial risk” in III – Treasury, Risk, Balance sheet and Off-balance sheet - Risk management - Risk coverage and management for further information.

Uncertainties regarding the expected discontinuation of benchmark rates may adversely affect our business, financial condition and results of operations and are requiring adjustments to our agreements with clients and other market participants, as well as to our systems and processes
In July 2017, the FCA, which regulates LIBOR, announced that it will no longer compel banks to submit rates for the calculation of the LIBOR benchmark after year-end 2021. Other IBORs may also be permanently discontinued or cease to be representative. In March 2021, the FCA announced that, consistent with its prior announcement, all CHF, EUR, GBP, JPY LIBOR settings and the one-week and two-month USD LIBOR settings will permanently cease to be provided by any administrator or will no longer be representative immediately after December 31, 2021. The remaining USD LIBOR settings will permanently cease to be provided by any administrator or will no longer be representative immediately after June 30, 2023, providing additional time to address the legacy contracts that reference such USD LIBOR settings. However, there is no certainty that the extended period of time to transition to alternative reference rates is sufficient given how widely USD LIBOR is referenced. Further, a number of initiatives have been developed to support the transition, such as the publication by ISDA of Supplement number 70 to the 2006 ISDA Definitions (IBOR Supplement) and the accompanying IBOR Protocol. Although these measures may help facilitate the derivatives markets’ transition away from IBORs, our clients and other market participants may not adhere to the IBOR Protocol or may not be otherwise willing to apply the provisions of the IBOR Supplement to relevant documentation. Furthermore, no similar multilateral mechanism exists to amend legacy loans or bonds, many of which must instead be amended individually, which may require the consent of multiple lenders or bondholders. As a consequence, there can be no assurance that market participants, including Credit Suisse, will be able to successfully modify all outstanding IBOR referencing contracts or otherwise be sufficiently prepared for the uncertainties resulting from cessation, potentially leading to disputes. Although legislation to address so-called “tough legacy” contracts has been proposed in multiple jurisdictions, it is uncertain whether, when and how such legislation will be enacted. In addition, the terms and scope of the proposed legislative solutions are inconsistent and potentially overlapping.
Credit Suisse has identified a significant number of its liabilities and assets, including credit instruments such as credit agreements, loans and bonds, linked to IBORs across its businesses that require transition to alternative reference rates. The discontinuation of IBORs or future changes in the administration of benchmarks could result in adverse consequences to the return on, value of and market for securities, credit instruments and other instruments whose returns or contractual mechanics are linked to any such benchmark, including those issued and traded by the Group. For example, alternative reference rate-linked products may not provide a term structure and may calculate interest payments differently than benchmark-linked products, which could lead to greater uncertainty with respect to corresponding payment obligations. The transition to alternative reference rates also raises concerns of liquidity risk, which may arise due to slow acceptance, take-up and development of liquidity in products that use alternative reference rates, leading to market dislocation or fragmentation. It is also possible that such products will perform differently to IBOR products during times of economic stress, adverse or volatile market conditions and across the credit and economic cycle, which may impact the value, return on and profitability of our alternative reference rates-based assets. The transition to alternative reference rates will also require a change in contractual terms of existing products currently linked to IBORs.
Further, the replacement of IBORs with an alternative reference rate in existing securities and other contracts, or in internal discounting models, could negatively impact the value of and return on such existing securities, credit instruments and other contracts and result in mispricing and additional legal, financial, tax, operational, market, compliance, reputational, competitive or other risks to us, our clients and other market participants. For example, we may face a risk of litigation, disputes or other actions from clients, counterparties, customers, investors or others regarding the interpretation or enforcement of related contractual provisions or if we fail to appropriately communicate the effect that the transition to alternative reference rates will have on existing and future products. Further, litigation, disputes or other action may occur as a result of the interpretation or application of legislation, in particular, if there is an overlap between legislation introduced in different jurisdictions. In addition, the transition to alternative reference rates requires changes to our documentation, methodologies, processes, controls, systems and operations, which has resulted and may continue to result in increased effort and cost. There may also be related risks that arise in connection with the transition. For example, our hedging strategy may be negatively impacted or market risk may increase in the event of different alternative reference rates applying to our assets compared to our liabilities. In particular, our swaps and similar instruments that reference an IBOR and that are used to manage long-term interest rate risk related to our credit instruments could adopt different alternative reference rates than the related credit instruments, resulting in potential basis risk and potentially making hedging our credit instruments more costly or less effective.
> Refer to “Replacement of interbank offered rates” in II – Operating and financial review – Credit Suisse – Other information for further information.
We may incur significant losses in the real estate sector
We finance and acquire principal positions in a number of real estate and real estate-related products, primarily for clients, and originate loans secured by commercial and residential properties. As of December 31, 2020, our real estate loans as reported to the SNB totaled approximately CHF 149 billion. We also securitize and trade in commercial and residential real estate and real estate-related whole loans, mortgages and other real estate and commercial assets and products, including CMBS and RMBS. Our real estate-related businesses and risk exposures could be adversely affected by any downturn in real estate markets, other sectors and the economy as a whole. In particular, we have exposure to commercial real estate, which has been impacted by the COVID-19 pandemic and resulting tight government controls and containment measures. Should these conditions persist or deteriorate, they could create additional risk for our commercial real estate-related businesses. In addition, the risk of potential price corrections in the real estate market in certain areas of Switzerland could have a material adverse effect on our real estate-related businesses.
Holding large and concentrated positions may expose us to large losses
Concentrations of risk could increase losses, given that we have provided or may in the future provide sizeable loans to, conduct sizeable transactions with, and own securities holdings in, certain customers, clients, counterparties, industries, countries or any pool of exposures with a common risk characteristic. Decreasing economic growth in any sector in which we make significant commitments, for example, through underwriting, lending or advisory services, could also negatively affect our net revenues. In addition, a significant deterioration in the credit quality of one of our borrowers or counterparties could lead to concerns about the creditworthiness of other borrowers or counterparties in similar, related or dependent industries. This type of interrelationship could exacerbate our credit, liquidity and market risk exposure and potentially cause us to incur losses.
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
We may suffer significant losses from our credit exposures
Our businesses are subject to the fundamental risk that borrowers and other counterparties will be unable to perform their obligations. Our credit exposures exist across a wide range of transactions that we engage in with a large number of clients and counterparties, including lending relationships, commitments and letters of credit, as well as derivative, currency exchange and other transactions. Our exposure to credit risk can be exacerbated by adverse economic or market trends, as well as increased volatility in relevant markets or instruments. For example, adverse economic effects arising from the COVID-19 outbreak, such as disruptions to economic activity and global supply chains, will likely continue to negatively impact the creditworthiness of certain counterparties and result in increased credit losses for our businesses. In addition, disruptions in the liquidity or transparency of the financial markets may result in our inability to sell, syndicate or realize the value of our positions, thereby leading to increased concentrations. Any inability to reduce these positions may not only increase the market and credit risks associated with such positions, but also increase the level of risk-weighted assets on our balance sheet, thereby increasing our capital requirements, all of which could adversely affect our businesses.
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
Management’s determination of the provision for credit losses is subject to significant judgment. Our banking businesses may need to increase their provisions for credit losses or may record losses in excess of the previously determined provisions if our original estimates of loss prove inadequate, which could have a material adverse effect on our results of operations. Credit Suisse adopted the “Measurement of Credit Losses on Financial Instruments” (ASU 2016-13) accounting standard and its subsequent amendments on January 1, 2020 and incorporates forward-looking information and macroeconomic factors into its credit loss estimates applying the modified retrospective approach. The new accounting standard generally requires management to estimate lifetime CECL on Credit Suisse’s credit exposure held at amortized cost; under the previous standard, such estimates were made under the incurred loss model. Such adoption of

ASU 2016-13 and its subsequent amendments could result in greater volatility in earnings and capital levels due to economic developments or occurrence of an extreme and statistically rare event that cannot be adequately reflected in the CECL model. For example, the effects surrounding the outbreak of COVID-19 could continue to have an adverse effect on the Group’s credit loss estimates and goodwill assessments in the future, which could have a significant impact on our results of operations and regulatory capital. In addition, model overlays may become necessary in these circumstances as the CECL model outputs are overly sensitive to the effect of economic inputs that lie significantly outside of their historical range. We may suffer unexpected losses if the models and assumptions that are used to estimate our allowance for credit losses are not sufficient to address our credit losses.
> Refer to “Accounting developments” in II – Operating and financial review – Credit Suisse – Other information, “Credit risk” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk coverage and management and “Note 1 – Summary of significant accounting policies”, “Note 9 – Provision for credit losses”, “Note 19 – Loans” and “Note 20 – Financial instruments measured at amortized cost and credit losses” in VI – Consolidated financial statements – Credit Suisse Group for further information.
Under certain circumstances, we may assume long-term credit risk, extend credit against illiquid collateral and price derivative instruments aggressively based on the credit risks that we take. As a result of these risks, our capital and liquidity requirements may continue to increase.
Defaults by one or more large financial institutions could adversely affect financial markets generally and us specifically
Concerns, rumors about or an actual default by one institution could lead to significant liquidity problems, losses or defaults by other institutions because the commercial soundness of many financial institutions may be closely related as a result of credit, trading, clearing or other relationships between institutions. This risk is typically referred to as systemic risk. Concerns about defaults by and failures of many financial institutions could lead to losses or defaults by financial institutions and financial intermediaries with which we interact on a daily basis, such as clearing agencies, clearing houses, banks, securities firms and exchanges. Our credit risk exposure will also increase if the collateral we hold cannot be realized or can only be liquidated at prices insufficient to cover the full amount of the exposure.
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
Strategy risk
We may not achieve all of the expected benefits of our strategic initiatives
On July 30, 2020, we announced certain changes to the structure and organization of the Group and a new restructuring program, which is expected to be completed within a year from the announcement. This program is intended to continue our efforts to achieve our strategic objectives, which are based on a number of key assumptions regarding the future economic environment, the economic growth of certain geographic regions, the regulatory landscape, our ability to meet certain financial goals, anticipated interest rates and central bank action, among other things. If any of these assumptions (including but not limited to our ability to meet certain financial goals) prove inaccurate in whole or in part, our ability to achieve some or all of the expected benefits of our strategy could be limited, including our ability to retain key employees, distribute capital to shareholders through dividends and share buyback programs or achieve our other goals, such as those in relation to return on tangible equity. In addition, the Group depends on dividends, distributions and other payments from its subsidiaries to fund external dividend payments and share buybacks. Factors beyond our control, including but not limited to market and economic conditions, changes in laws, rules or regulations, execution risk related to the implementation of our strategy and other challenges and risk factors discussed in this report, could limit our ability to achieve some or all of the expected benefits of this strategy. Capital payments from subsidiaries might be restricted as a result of regulatory, tax or other constraints. If we are unable to implement our strategy successfully in whole or in part or should the components of the strategy that are implemented fail to produce the expected benefits, our financial results and our share price may be materially and adversely affected.
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
In addition, acquisitions and other similar transactions we undertake subject us to certain risks. Even though we review the records of companies we plan to acquire, it is generally not feasible for us to review all such records in detail. Even an in-depth review of records may not reveal existing or potential problems or permit us to become familiar enough with a business to fully assess its capabilities and deficiencies. As a result, we may assume unanticipated liabilities (including legal and compliance issues), or an acquired business may not perform as well as expected. We also face the risk that we will not be able to integrate acquisitions into our existing operations effectively as a result of, among other things, differing procedures, business practices and technology systems, as well as difficulties in adapting an acquired company into our organizational structure. We face the risk that the returns on acquisitions will not support the expenditures or indebtedness incurred to acquire such businesses or the capital expenditures needed to develop such businesses. We also face the risk that unsuccessful acquisitions will ultimately result in us being required to write down or write off any goodwill associated with such transactions. We continue to have a significant amount of goodwill relating to our acquisition of Donaldson, Lufkin & Jenrette Inc. and other transactions recorded on our balance sheet that could result in additional goodwill impairment charges.
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
We may face significant losses in emerging markets
An element of our strategy is to increase our private banking businesses in emerging market countries. Our implementation of this strategy will increase our existing exposure to economic instability in those countries. We monitor these risks, seek diversity in the sectors in which we invest and emphasize client-driven business. Our efforts at limiting emerging market risk, however, may not always succeed. In addition, various emerging market countries have experienced and may continue to experience severe economic, financial and political disruptions or slower economic growth than in previous years, including significant devaluations of their currencies, defaults or threatened defaults on sovereign debt and capital and currency exchange controls. In addition, sanctions have been imposed on certain individuals and companies in these markets that prohibit or restrict dealings with them and certain related entities and further sanctions are possible. The possible effects of any such disruptions may include an adverse impact on our businesses and increased volatility in financial markets generally.
Currency fluctuations may adversely affect our results of operations
We are exposed to risk from fluctuations in exchange rates for currencies, particularly the US dollar. In particular, a substantial portion of our assets and liabilities are denominated in currencies other than the Swiss franc, which is the primary currency of our financial reporting. Our capital is also stated in Swiss francs, and we do not fully hedge our capital position against changes in currency exchange rates. The Swiss franc was strong against the US dollar and the euro in 2020.
As we incur a significant part of our expenses in Swiss francs while we generate a large proportion of our revenues in other currencies, our earnings are sensitive to changes in the exchange rates between the Swiss franc and other major currencies. Although we have implemented a number of measures designed to offset the impact of exchange rate fluctuations on our results of operations, the appreciation of the Swiss franc in particular and exchange rate volatility in general have had an adverse impact on our results of operations and capital position in recent years and may continue to have an adverse effect in the future.
Operational, risk management and estimation risks
We are exposed to a wide variety of operational risks, including cybersecurity and other information technology risks
Operational risk is the risk of financial loss arising from inadequate or failed internal processes, people or systems or from external events. In general, although we have business continuity plans, our businesses face a wide variety of operational risks, including technology risk that stems from dependencies on information technology, third-party suppliers and the telecommunications infrastructure as well as from the interconnectivity of multiple financial institutions with central agents, exchanges and clearing houses. As a global financial services company, we rely heavily on our financial, accounting and other data processing systems, which are varied and complex, and we may face additional technology risks due to the global nature of our operations. Our business depends on our ability to process a large volume of diverse and complex transactions within a short space of time, including derivatives transactions, which have increased in volume and complexity. We may rely on automation, robotic processing, machine learning and artificial intelligence for certain operations, and this reliance may increase in the future with corresponding advancements in technology, which could expose us to additional cybersecurity risks. We are exposed to operational risk arising from errors made in the execution, confirmation or settlement of transactions or from transactions not being properly recorded or accounted for. Cybersecurity and other information technology risks for financial institutions have significantly increased in recent years and we may face an increased risk of cyber attacks or heightened risks associated with a lesser degree of data and intellectual property protection in certain foreign jurisdictions in which we operate. Regulatory requirements in these areas have increased and are expected to increase further.
Information security, data confidentiality and integrity are of critical importance to our businesses, and there has been recent regulatory scrutiny on the ability of companies to safeguard personal information of individuals in accordance with data protection regulation, including the European General Data Protection Regulation and the Swiss Federal Act on Data Protection. Governmental authorities, employees, individual customers or business partners may initiate proceedings against us as a result of security breaches affecting the confidentiality or integrity of personal data, as well as the failure, or perceived failure, to comply with data protection regulations. The adequate monitoring of operational risks and adherence to data protection regulations have also come under increased regulatory scrutiny. Any failure of Credit Suisse to adequately ensure the security of data and to address the increased technology-related operational risks could also lead to regulatory sanctions or investigations and a loss of trust in our systems, which may adversely affect our reputation, business and operations.
> Refer to “Recent regulatory developments and proposals – Switzerland - Data Protection Act” and “Regulatory Framework – EU – Data protection regulation” in Regulation and supervision for further information.
Threats to our cybersecurity and data protection systems require us to dedicate significant financial and human resources to protect the confidentiality, integrity and availability of our systems and information. Despite our wide range of security measures, it is not always possible to anticipate the evolving threat landscape and mitigate all risks to our systems and information. These threats may derive from human error, fraud or malice, or may result from accidental technological failure. There may also be attempts to fraudulently induce employees, clients, third parties or other users of our systems to disclose sensitive information in order to gain access to our data or that of our clients. We could also be affected by risks to the systems and information of clients, vendors, service providers, counterparties and other third parties. Security breaches may involve substantial remediation costs, affect our ability to carry out our businesses or impair the trust of our clients or potential clients, any of which could have a material adverse effect on our business and financial results. In addition, we may introduce new products or services or change processes, resulting in new operational risks that we may not fully appreciate or identify.
The ongoing global COVID-19 pandemic has led to a wide-scale and prolonged shift to remote working for our employees, which increases the vulnerability of our information technology systems and the likelihood of damage as a result of a cybersecurity incident. For example, the use of remote devices to access the firm’s networks could impact our ability to quickly detect and mitigate security threats and human errors as they arise. Remote working may also require our employees to use third party technology, which may not provide the same level of information security as our own information systems. Additionally, it is more challenging to ensure the comprehensive roll-out of system security updates and we also have less visibility over the physical security of our devices and systems. Our customers have also increasingly relied on remote (digital) banking services during the COVID-19 pandemic. This has resulted in a greater demand for our information technology infrastructure and increases the potential significance of any outage or cybersecurity incident that may occur. Due to the evolving nature of cybersecurity risks and our reduced visibility and control in light of remote working in the context of the global COVID-19 pandemic, our efforts to provide appropriate policies and security measures may prove insufficient to mitigate all cybersecurity and data protection threats. The rise in remote access, by both our employees and customers, has increased the burden on our information technology systems and may cause our systems (and our ability to deliver our services) to become slow or fail entirely. Any slowdown in our service delivery or any system outage due to overutilization will have a negative impact on our business and reputation.
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
We may suffer losses due to employee misconduct
Our businesses are exposed to risk from potential non-compliance with policies or regulations, employee misconduct or negligence and fraud, which could result in civil, regulatory or criminal investigations and charges, regulatory sanctions and serious reputational or financial harm. In recent years, a number of multinational financial institutions have suffered material losses due to, for example, the actions of traders executing unauthorized trades or other employee misconduct. It is not always possible to deter or fully prevent employee misconduct and the precautions we take to prevent and detect this activity may not always be effective.
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
Our actual results may differ from our estimates and valuations
We make estimates and valuations that affect our reported results, including determining the fair value of certain assets and liabilities, establishing provisions for contingencies and losses for loans, litigation and regulatory proceedings, accounting for goodwill and intangible asset impairments, evaluating our ability to realize deferred tax assets, valuing equity-based compensation awards, modeling our risk exposure and calculating expenses and liabilities associated with our pension plans. These estimates are based on judgment and available information, and our actual results may differ materially from these estimates.
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
Our accounting treatment of off-balance sheet entities may change
We enter into transactions with special purpose entities (SPEs) in our normal course of business, and certain SPEs with which we transact and conduct business are not consolidated and their assets and liabilities are off-balance sheet. We may have to exercise significant management judgment in applying relevant accounting consolidation standards, either initially or after the occurrence of certain events that may require us to reassess whether consolidation is required. Accounting standards relating to consolidation, and their interpretation, have changed and may continue to change. If we are required to consolidate an SPE, its assets and liabilities would be recorded on our consolidated balance sheets and we would recognize related gains and losses in our consolidated statements of operations, and this could have an adverse impact on our results of operations and capital and leverage ratios.
> Refer to “Off-balance sheet” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Balance sheet and off-balance sheet for information on our transactions with and commitments to SPEs.
We are exposed to climate change risks, which could adversely affect our reputation, business operations, clients and customers, as well as the creditworthiness of our counterparties
We operate in many regions, countries and communities around the world where our businesses, and the activities of our clients, could be impacted by climate change. Climate change could expose us to financial risk either through its physical (e.g., climate or weather-related events) or transitional (e.g., changes in climate policy or in the regulation of financial institutions with respect to climate change risks) effects. Transition risks could be further accelerated by the occurrence of changes in the physical climate.
Physical and transition climate risks could have a financial impact on us either directly, through our physical assets, costs and operations, or indirectly, through our financial relationships with our clients. These risks are varied and include, but are not limited to, the risk of declines in asset values, including in connection with our real estate investments, credit risk associated with loans and other credit exposures to our clients, business risk, including loss of revenues associated with reducing exposure to traditional business with clients that do not have a credible transition plan, decrease in assets under management if such clients decide to move assets away and increased defaults and reallocation of capital as a result of changes in global policies, and regulatory risk, including ongoing legislative and regulatory uncertainties and changes regarding climate risk management and best practices. Additionally, the risk of reduced availability of insurance, operational risk related to Credit Suisse-owned buildings and infrastructure, the risk of significant interruptions to business operations, as well as the need to make changes in response to those consequences are further examples of climate-related risks. Our reputation and client relationships may be damaged by our or our clients’ involvement in certain business activities associated with climate change or as a result of negative public sentiment, regulatory scrutiny or reduced investor and stakeholder confidence due to our response to climate change and our climate change strategy. If we fail to appropriately measure and manage the various risks we face as a result of climate change, or fail to adapt our strategy and business model to the changing regulatory requirements and market expectations, our business, results of operations and financial condition could be materially adversely affected.
> Refer to “Climate-related risks” in III – Treasury, Risk, Balance sheet and Off-balance sheet - Risk management for further information on our risk management procedures relating to climate change.
Legal, regulatory and reputational risks
Our exposure to legal liability is significant
We face significant legal risks in our businesses, and the volume and amount of damages claimed in litigation, regulatory proceedings and other adversarial proceedings against financial services firms continue to increase in many of the principal markets in which we operate.
We and our subsidiaries are subject to a number of material legal proceedings, regulatory actions and investigations, and an adverse result in one or more of these proceedings could have a material adverse effect on our operating results for any particular period, depending, in part, on our results for such period.
> Refer to “Note 40 –Litigation” in VI – Consolidated financial statements – Credit Suisse Group for information relating to these and other legal and regulatory proceedings involving our investment banking and other businesses.
It is inherently difficult to predict the outcome of many of the legal, regulatory and other adversarial proceedings involving our businesses, particularly those cases in which the matters are brought on behalf of various classes of claimants, seek damages of unspecified or indeterminate amounts or involve novel legal claims. Management is required to establish, increase or release reserves for losses that are probable and reasonably estimable in connection with these matters, all of which requires the application of significant judgment and discretion.
> Refer to “Critical accounting estimates” in II – Operating and financial review and “Note 1 – Summary of significant accounting policies” in VI – Consolidated financial statements – Credit Suisse Group for further information.
Regulatory changes may adversely affect our business and ability to execute our strategic plans
In many areas of our business, we are subject to extensive regulation by governmental agencies, supervisory authorities and self-regulatory organizations in Switzerland, the EU, the UK, the US and other jurisdictions in which we operate. We expect to face increasingly extensive and complex regulation and regulatory scrutiny and possible enforcement actions. In recent years, costs related to our compliance with these requirements and the penalties and fines sought and imposed on the financial services industry by regulatory authorities have increased significantly. We expect such increased regulation and enforcement to continue to increase our costs, including, but not limited to, costs related to compliance, systems and operations, and to negatively affect our ability to conduct certain types of business. These increased costs and negative impacts on our business could adversely affect our profitability and competitive position. These regulations often serve to limit our activities, including through the application of increased or enhanced capital, leverage and liquidity requirements, the implementation of additional capital surcharges for risks related to operational, litigation, regulatory and similar matters, customer protection and market conduct regulations and direct or indirect restrictions on the businesses in which we may operate or invest. Such limitations can have a negative effect on our business and our ability to implement strategic initiatives. To the extent we are required to divest certain businesses, we could incur losses, as we may be forced to sell such businesses at a discount, which in certain instances could be substantial, as a result of both the constrained timing of such sales and the possibility that other financial institutions are liquidating similar investments at the same time.
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
Moreover, as a number of these requirements are currently being finalized and implemented, their regulatory impact may further increase in the future and their ultimate impact cannot be predicted at this time. For example, the Basel III reforms are still being finalized and implemented and/or phased in, as applicable. The additional requirements related to minimum regulatory capital, leverage ratios and liquidity measures imposed by Basel III, as implemented in Switzerland, together with more stringent requirements imposed by the Swiss legislation and their application by FINMA, and the related implementing ordinances and actions by our regulators, have contributed to our decision to reduce risk-weighted assets and the size of our balance sheet, and could potentially impact our access to capital markets and increase our funding costs. In addition, various reforms in the US, including the “Volcker Rule” and derivatives regulation, have imposed, and will continue to impose, new regulatory duties on certain of our operations. These requirements have contributed to our decision to exit certain businesses (including a number of our private equity businesses) and may lead us to exit other businesses. Recent CFTC, SEC and Fed rules and proposals have materially increased, or could in the future materially increase, the operating costs, including margin requirements, compliance, information technology and related costs, associated with our derivatives businesses with US persons, while at the same time making it more difficult for us to operate a derivatives business outside the US. Further, in 2014, the Fed adopted a final rule under the Dodd-Frank Act that introduced a new framework for regulation of the US operations of foreign banking organizations such as ours. Implementation is expected to continue to result in us incurring additional costs and to affect the way we conduct our business in the US, including through our US IHC. Further, current and possible future cross-border tax regulation with extraterritorial effect, such as FATCA, and other bilateral or multilateral tax treaties and agreements on the automatic exchange of information in tax matters, impose detailed reporting obligations and increased compliance and systems-related costs on our businesses. In addition, the US tax reform enacted on December 22, 2017 introduced substantial changes to the US tax system, including the lowering of the corporate tax rate and the introduction of the US base erosion and anti-abuse tax. Additionally, implementation of regulations such as the Capital Requirements Directive V (CRD V) in the EU, FinSA in Switzerland, and other reforms may negatively affect our business activities. Whether or not the FinSA, together with supporting or implementing ordinances and regulations, will be deemed equivalent to MiFID II, currently remains uncertain. Swiss banks, including us, may accordingly be limited from participating in certain businesses regulated by MiFID II. Finally, we expect that TLAC requirements, which took effect on January 1, 2019 in Switzerland, the US and in the UK, as well as in the EU with respect to EU G-SIBs from June 27, 2019 and are being finalized in many other jurisdictions, as well as new requirements and rules with respect to the internal total loss-absorbing capacity (iTLAC) of G-SIBs and their operating entities, may increase our cost of funding and restrict our ability to deploy capital and liquidity on a global basis as needed once the TLAC and iTLAC requirements are implemented across all relevant jurisdictions.
We are subject to economic sanctions laws and regulatory requirements of various countries. These laws and regulatory requirements generally prohibit or restrict transactions involving certain countries/territories and parties. Our costs of monitoring and complying with frequent and complex changes to applicable economic sanctions laws and regulatory requirements have increased and there is an increased risk that we may not identify and stop prohibited activities before they occur or that we may otherwise fail to comply with economic sanctions laws and regulatory requirements. Any violation of a sanctions program could subject us to significant civil and potentially criminal penalties.
> Refer to “Sanctions” in Regulation and supervision – Recent regulatory developments and proposals – US for further information.
We expect the financial services industry and its members, including us, to continue to be affected by the significant uncertainty over the scope and content of regulatory reform in 2021 and beyond, in particular, uncertainty in relation to the future US regulatory agenda of the new presidential administration, which includes a variety of proposals to change existing regulations or the approach to regulation of the financial industry as well as potential new tax policy, and potential changes in regulation following the UK’s withdrawal from the EU and the results of European national elections. Changes in laws, rules or regulations, or in their interpretation or enforcement, or the implementation of new laws, rules or regulations, may adversely affect our results of operations.
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
Damage to our reputation could significantly harm our businesses, including our competitive position and business prospects
Our ability to attract and retain customers, clients, investors and employees, and conduct business transactions with our counterparties, could be adversely affected to the extent our reputation is damaged. Harm to our reputation can arise from various sources, including if our comprehensive procedures and controls fail, or appear to fail, to prevent employee misconduct, negligence and fraud, to address conflicts of interest and breach of fiduciary obligations, to produce materially accurate and complete financial and other information, to identify credit, liquidity, operational and market risks inherent in our business or to prevent adverse legal or regulatory actions or investigations. Additionally, our reputation may be harmed by compliance failures, privacy and data security intrusions, cyber incidents, technology failures, challenges to the suitability or reasonableness of our particular trading or investment recommendations or strategies and the activities of our customers, clients, counterparties and third parties. Actions by the financial services industry generally or by certain members or individuals in the industry also can adversely affect our reputation. In addition, our reputation may be negatively impacted by our Environmental, Social and Governance (ESG) practices and disclosures, including those related to climate change and how we address ESG concerns in our business activities, or by our clients’ involvement in certain business activities associated with climate change. Adverse publicity or negative information in the media, posted on social media by employees, or otherwise, whether or not factually correct, may also adversely impact our business prospects or financial results, which risk can be magnified by the speed and pervasiveness with which information is disseminated through those channels.

A reputation for financial strength and integrity is critical to our performance in the highly competitive environment arising from globalization and convergence in the financial services industry, and our failure to address, or the appearance of our failing to address, these and other issues gives rise to reputational risk that could harm our business, results of operations and financial condition. Failure to appropriately address any of these issues could also give rise to additional regulatory restrictions and legal risks, which may further lead to reputational harm.
> Refer to “Reputational risk” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk coverage and management for further information.
Swiss resolution proceedings and resolution planning requirements may affect our shareholders and creditors
Pursuant to Swiss banking laws, FINMA has broad powers and discretion in the case of resolution proceedings with respect to a Swiss bank, such as Credit Suisse AG or Credit Suisse (Schweiz) AG, and to a Swiss parent company of a financial group, such as Credit Suisse Group AG. These broad powers include the power to initiate restructuring proceedings with respect to Credit Suisse AG, Credit Suisse (Schweiz) AG or Credit Suisse Group AG and, in connection therewith, cancel the outstanding equity of the entity subject to such proceedings, convert such entity’s debt instruments and other liabilities into equity and/or cancel such debt instruments and other liabilities, in each case, in whole or in part, and stay (for a maximum of two business days) certain termination and netting rights under contracts to which such entity is a party, as well as the power to order protective measures, including the deferment of payments, and institute liquidation proceedings with respect to Credit Suisse AG, Credit Suisse (Schweiz) AG or Credit Suisse Group AG. The scope of such powers and discretion and the legal mechanisms that would be applied are subject to development and interpretation.
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
Any conversion of our convertible capital instruments would dilute the ownership interests of existing shareholders
Under Swiss regulatory capital rules, we are required to issue a significant amount of contingent capital instruments, certain of which would convert into common equity upon the occurrence of specified triggering events, including our common equity tier 1 ratio falling below prescribed thresholds (7% in the case of high-trigger instruments), or a determination by FINMA that conversion is necessary, or that we require extraordinary public sector support, to prevent us from becoming insolvent. As of December 31, 2020, we had 2,406.1 million common shares outstanding and we had issued in the aggregate an equivalent of CHF 1.3 billion in principal amount of such contingent convertible capital instruments, and we may issue more such contingent convertible capital instruments in the future. The conversion of some or all of our contingent convertible capital instruments due to the occurrence of any of such triggering events would result in the dilution of the ownership interests of our then existing shareholders, which dilution could be substantial. Additionally, any conversion, or the anticipation of the possibility of a conversion, could negatively impact the market price of our ordinary shares.
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

Competition
We face intense competition
We face intense competition in all sectors of the financial services markets and for the products and services we offer. Consolidation through mergers, acquisitions, alliances and cooperation, including as a result of financial distress, has increased competitive pressures. Competition is based on many factors, including the products and services offered, pricing, distribution systems, customer service, brand recognition, perceived financial strength and the willingness to use capital to serve client needs. Consolidation has created a number of firms that, like us, have the ability to offer a wide range of products and services, from loans and deposit taking to brokerage, investment banking and asset management services. Some of these firms may be able to offer a broader range of products than we do, or offer such products at more competitive prices. Current market conditions have resulted in significant changes in the competitive landscape in our industry as many institutions have merged, altered the scope of their business, declared bankruptcy, received government assistance or changed their regulatory status, which will affect how they conduct their business. In addition, current market conditions have had a fundamental impact on client demand for products and services. Some new competitors in the financial technology sector have sought to target existing segments of our businesses that could be susceptible to disruption by innovative or less regulated business models. Emerging technology may also result in further competition in the markets in which we operate, for example, by allowing e-commerce firms or other companies to provide products and services similar to ours at a lower price or in a more competitive manner in terms of customer convenience. We can give no assurance that our results of operations will not be adversely affected.
We must recruit and retain highly skilled employees
Our performance is largely dependent on the talents and efforts of highly skilled individuals. Competition for qualified employees is intense. We have devoted considerable resources to recruiting, training and compensating employees. Our continued ability to compete effectively in our businesses depends on our ability to attract new employees and to retain and motivate our existing employees. The continued public focus on compensation practices in the financial services industry, and related regulatory changes, may have an adverse impact on our ability to attract and retain highly skilled employees. In particular, limits on the amount and form of executive compensation imposed by regulatory initiatives, including the Swiss Compensation Ordinance, or any successor legislation thereof in Switzerland and the Capital Requirements Directive IV (as amended by CRD V) in the EU and the UK, could potentially have an adverse impact on our ability to retain certain of our most highly skilled employees and hire new qualified employees in certain businesses.
We face competition from new trading technologies
Our businesses face competitive challenges from new trading technologies, including trends towards direct access to automated and electronic markets with low or no fees and commissions, and the move to more automated trading platforms. Such technologies and trends may adversely affect our commission and trading revenues, exclude our businesses from certain transaction flows, reduce our participation in the trading markets and the associated access to market information and lead to the establishment of new and stronger competitors. We have made, and may continue to be required to make, significant additional expenditures to develop and support new trading systems or otherwise invest in technology to maintain our competitive position.

[this page intentionally left blank]

II – Operating and financial review
Operating environment
Credit Suisse
Swiss Universal Bank
International Wealth Management
Asia Pacific
Investment Bank
Corporate Center
Assets under management
Critical accounting estimates

Operating environment
Although global economic activity contracted sharply in 2020, global equity markets ended the year higher. Major government bond yields remained low, and the US dollar was generally weaker against major currencies in 2020.
COVID-19 pandemic
The rapid spread of the COVID-19 pandemic across the world in early 2020 led to the introduction of tight government controls and travel bans, as well as the implementation of other measures which quickly closed down activity and increased economic disruption globally. World markets were severely impacted, with multiple industries, including commercial real estate, retail, aviation, tourism and hospitality and energy, significantly affected. The containment measures introduced to address the outbreak of the pandemic sent the global economy into a deep recession in the first half of 2020. However, major central banks and governments around the world responded by implementing unprecedented monetary and fiscal policy stimulus measures. Although world markets and the global economy significantly recovered from May through August as lockdowns and social distancing restrictions due to the pandemic eased in Europe, the US and Asia, high unemployment and the rise in corporate debt brought a levelling off in the scale of recovery in the final months of 2020 and during the first months of 2021. In addition, the surge in COVID-19 infections in Europe, in the US and in some countries in Asia that began in September 2020 led to the introduction of new localized and in some cases national restrictions on economic activity which were extended far into the first quarter of 2021. The approval by the authorities of COVID-19 vaccines starting in December and the inception of mass inoculation programs increased the prospect of social and economic activity returning to normal from the second quarter of 2021. However, the situation remains challenging given the need to limit COVID-19 infection rates in the near term to contain the emergence of new COVID-19 strains where current vaccines may be less effective.
Economic environment
Global economic output contracted sharply in 2020 as the COVID-19 pandemic caused economic activity to decline. The weakest quarter was the second quarter of 2020, which saw a sharp contraction in global GDP and a spike in unemployment in major economies. Significant monetary and fiscal stimulus programs were implemented in many countries to support private sector cash flows. Economic activity recovered sharply in the second half of the year but continued to stand below pre-pandemic levels. Restrictive government policies to mitigate the viral contagion weighed on the services sector more heavily than the goods sector. The US, eurozone, Japan and a range of emerging economies registered negative GDP growth. The Chinese economy outperformed other major economies, experiencing limited impacts of COVID-19 after the initial outbreak.

Global monetary policy eased significantly in 2020. The US Federal Reserve lowered the target range for its federal funds rate sharply to 0-0.25%, restarted asset purchases, implemented a range of measures to encourage bank lending and announced a shift to average inflation targeting. The European Central Bank increased asset purchase commitments and eased the terms of long-term lending operations, while leaving the deposit rate at negative 0.5%. The Swiss National Bank kept policy rates unchanged. Elsewhere in developed markets, the Bank of Canada, the Bank of England and the Bank of Japan expanded asset purchases and finished the year with policy rates close to zero. In emerging markets, a range of central banks lowered interest rates.
Global equities moved higher in 2020, despite the sharp drop in economic activity caused by the global COVID-19 pandemic. Global equities appreciated more than 14%, driven by measures introduced by governments and central banks globally to address the economic impact of the COVID-19 pandemic, including accommodative monetary policy conditions and substantial asset purchase programs. US and emerging market equities outperformed global equities, while European and Japanese markets underperformed. Among industry sectors, information technology was the top performer with a 42.7% increase, followed by consumer discretionary and communication services. The energy sector was the worst performer, followed by real estate, financials and utilities. Equity market volatility, as measured by the Chicago Board Options Exchange Market Volatility Index (VIX), spiked in March 2020 during the market selloff, before returning to more normalized, yet still elevated, levels towards the end of the year. The Credit Suisse Hedge Fund Index increased 6.4% in 2020. World bank stocks underperformed against global equity markets in 2020. European bank stocks underperformed world bank stocks in 2020, particularly in the third quarter of 2020. At the end of 2020, world bank stocks traded 14% lower compared to 2019 (refer to the charts under “Equity markets”).
In fixed income, bonds delivered strong returns reflecting accommodative central bank policies in both developed and emerging markets following the COVID-19 pandemic outbreak. In US dollar rates, the spread between the 10-year and 2-year US treasury yields steepened gradually in the second half of 2020. In contrast, the yield curve remained flat across all maturities in Europe and Switzerland, similar to 2019 year-end (refer to the charts under “Yield curves”). In credit, both global developed and emerging market corporate bonds showed positive returns, as did emerging market sovereign bonds. Credit spreads decreased significantly after peaking in March of 2020 (refer to the chart “Credit spreads”).

After a modest appreciation in the first quarter of the year, the US dollar trended lower against most other major currencies for the remainder of 2020. The euro advanced, in particular after European Union member states managed to agree on the EU Recovery Fund. The Swiss franc also appreciated against the US dollar. After initial losses in the first quarter of 2020, most emerging market currencies gained against the US dollar. The Chinese renminbi was the best performing major emerging market currency, while the Argentine peso and the Brazilian real were the worst performers against the US dollar.
After a sharp decline at the beginning of the year, the Credit Suisse Commodity Benchmark rebounded, but ended the year 9% lower compared to 2019. The energy market was the worst underperformer and declined more than 31%. Industrial metals increased 14%, driven by strong Chinese demand. Precious metals benefitted from the extraordinary monetary and fiscal policies seen in 2020. Growing Chinese import demand also contributed to an increase in the price of agricultural commodities in addition to weather-related supply downgrades in key crop growing countries.

Credit Suisse
In 2020, we recorded net income attributable to shareholders of CHF 2,669 million. Return on equity and return on tangible equity were 5.9% and 6.6%, respectively. As of the end of 2020, our CET1 ratio was 12.9%.
Results
	in / end of			% change
	2020	2019	2018	20 / 19	19 / 18
Statements of operations (CHF million)
Net interest income	5,948	7,017	7,009	(15)	0
Commissions and fees	11,853	11,158	11,890	6	(6)
Trading revenues [1]	3,295	1,739	624	89	179
Other revenues	1,293	2,570	1,397	(50)	84
Net revenues	22,389	22,484	20,920	0	7
Provision for credit losses	1,096	324	245	238	32
Compensation and benefits	9,890	10,036	9,620	(1)	4
General and administrative expenses	6,523	6,128	5,798	6	6
Commission expenses	1,256	1,276	1,259	(2)	1
Restructuring expenses	157	–	626	–	–
Total other operating expenses	7,936	7,404	7,683	7	(4)
Total operating expenses	17,826	17,440	17,303	2	1
Income before taxes	3,467	4,720	3,372	(27)	40
Income tax expense	801	1,295	1,361	(38)	(5)
Net income/(loss)	2,666	3,425	2,011	(22)	70
Net income/(loss) attributable to noncontrolling interests	(3)	6	(13)	–	–
Net income attributable to shareholders	2,669	3,419	2,024	(22)	69
Statement of operations metrics (%)
Return on regulatory capital	8.9	10.9	8.0	–	–
Cost/income ratio	79.6	77.6	82.7	–	–
Effective tax rate	23.1	27.4	40.4	–	–
Earnings per share (CHF)
Basic earnings/(loss) per share	1.09	1.35	0.79	(19)	71
Diluted earnings/(loss) per share	1.06	1.32	0.77	(20)	71
Return on equity (%)
Return on equity	5.9	7.7	4.7	–	–
Return on tangible equity [2]	6.6	8.7	5.4	–	–
Book value per share (CHF)
Book value per share	17.74	17.91	17.22	(1)	4
Tangible book value per share [2]	15.80	15.88	15.27	(1)	4
Balance sheet statistics (CHF million)
Total assets	805,822	787,295	768,916	2	2
Risk-weighted assets	275,084	290,463	284,582	(5)	2
Leverage exposure	799,853	909,994	881,386	(12)	3
Number of employees (full-time equivalents)
Number of employees	48,770	47,860	45,680	2	5
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

Organizational structure and restatement
Effective August 1, 2020, we created a single, globally-integrated Investment Bank division through the combination of our former Global Markets, Investment Banking & Capital Markets and Asia Pacific – Markets businesses to achieve critical scale. We also launched a new Sustainability, Research & Investment Solutions function at the Executive Board level, underlining the sharpened focus on sustainability. We also combined our former Risk Management and Compliance functions into a single integrated Chief Risk and Compliance Officer function to unlock potential global synergies. We also revised our allocations for corporate functions and funding costs to align to the new organizational structure.
Reflecting these updates, our financial reporting is now presented as four reporting segments plus the Corporate Center. Prior periods have been restated to conform to the current presentation. These restatements had no impact on the net income/(loss) or the total shareholders’ equity of the Group.
> Refer to “Strategy” in I – Information on the company for further information.
Results summary
2020 results
In 2020, Credit Suisse reported net income attributable to shareholders of CHF 2,669 million compared to CHF 3,419 million in 2019. Income before taxes was CHF 3,467 million, compared to CHF 4,720 million in 2019. The 2020 results reflected stable net revenues and a 2% increase in total operating expenses. Provision for credit losses was CHF 1,096 million compared to CHF 324 million in 2019, driven by negative developments in our corporate lending portfolio and the application of the current expected credit loss (CECL) methodology. Total operating expenses in 2020 included net litigation provisions of CHF 1,227 million, mainly in connection with mortgage-related matters, and restructuring expenses of CHF 157 million. Total operating expenses in 2019 included net litigation provisions of CHF 623 million, mainly in connection with mortgage-related matters. Results in 2020 were impacted by the weakening of the average rate of the US dollar against the Swiss franc, which adversely impacted revenues, but favorably impacted expenses.
The 2020 results included a gain of CHF 268 million relating to the completed transfer of the Credit Suisse InvestLab AG (InvestLab) fund platform to Allfunds Group, which was recognized in the divisional results of Swiss Universal Bank, International Wealth Management and Asia Pacific (as described below). In 2020, we revalued our equity investment in the SIX Swiss Exchange (SIX) Group AG, resulting in a gain before taxes of CHF 158 million, which was recognized in the divisional results of Swiss Universal Bank and International Wealth Management, we revalued our equity investment in Pfandbriefbank, resulting in a gain of CHF 134 million, which was recognized in the divisional results of Swiss Universal Bank, and we revalued our equity investment in Allfunds Group, resulting in a gain before taxes of CHF 127 million, which was recognized in the divisional results of Swiss Universal Bank, International Wealth Management and Asia Pacific. Results also included an impairment of CHF 414 million relating to York Capital Management (York), which was recognized in International Wealth Management (as described below).
The COVID-19 pandemic and the consequences for markets and the global economy affected the Group’s financial performance in 2020, including significant impacts on our provision for credit losses and trading revenues as well as on net interest income as a result of foreign exchange movements and a sharp reduction in US dollar interest rates. We continue to closely monitor the COVID-19 pandemic and its effects on our operations and businesses. Should current economic conditions persist or continue to deteriorate, the macroeconomic environment could have an adverse effect on these and other aspects of our business, operations and financial performance, including decreased client activity or demand for our products.
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
The 2019 results included a gain of CHF 327 million relating to the completed first closing of the transfer of the InvestLab fund platform, which was recognized in the divisional results of Swiss Universal Bank, International Wealth Management and Asia Pacific. In 2019, we elected fair value accounting of our investment in SIX Group AG, resulting in a gain before taxes of CHF 498 million, which was recognized in the divisional results of Swiss Universal Bank and International Wealth Management.
2020 results details
Net revenues
Compared to 2019, net revenues of CHF 22,389 million were stable, primarily reflecting higher net revenues in the Investment Bank, offset by lower net revenues in International Wealth Management. The increase in net revenues in the Investment Bank was driven by broad-based growth across all businesses. The decrease in net revenues in International Wealth Management was primarily driven by the impairment loss from York, reflected in other revenues, lower transaction-based and performance-based revenue and lower net interest income.
Provision for credit losses
In 2020, we recorded provision for credit losses of CHF 1,096 million, primarily reflecting provisions of CHF 471 million in the Investment Bank, CHF 270 million in Swiss Universal Bank, CHF 236 million in Asia Pacific and CHF 110 million in International Wealth Management. Provision for credit losses reflected CHF 685 million of specific provisions and CHF 411 million related to the application of the CECL methodology.
Total operating expenses
We reported total operating expenses of CHF 17,826 million in 2020, a 2% increase compared to 2019. General and administrative expenses increased 6%, primarily driven by higher net litigation provisions of CHF 1,227 million, mainly in connection with mortgage-related matters, partially offset by lower travel and entertainment expenses and lower professional services fees. Total operating expenses in 2020 included restructuring expenses of CHF 157 million.
Income tax expense
In 2020, we recorded income tax expense of CHF 801 million compared to CHF 1,295 million in 2019. The Credit Suisse effective tax rate was 23.1% in 2020, compared to 27.4% in 2019. The effective tax rate for 2020 mainly reflected the impact of the geographical mix of results, non-deductible funding costs and other tax adjustments of a recurring nature. Additionally, the effective tax rate was positively impacted by the re-assessment of the US base erosion and anti-abuse tax (BEAT) provision for 2019 of CHF 180 million, the impact of previously unrecognized tax benefits of CHF 157 million relating to the resolution of interest cost deductibility with and between international tax authorities and the impact of a change in US tax rules, which resulted in a benefit of CHF 141 million. The impact of these benefits was partially offset by the annual reassessment of deferred taxes of CHF 252 million. Overall, net deferred tax assets decreased CHF 739 million to CHF 3,137 million during 2020, mainly driven by foreign exchange impacts, the annual re-assessment of deferred taxes and earnings.
The US tax reform enacted in December 2017 introduced the BEAT tax regime, effective as of January 1, 2018, for which final regulations were issued by the US Department of Treasury on December 2, 2019. Following the publication of the 2019 financial statements, Credit Suisse continued its analysis of the final regulations, resulting in a revision to the technical application of the prior BEAT estimate. This new information was not available or reasonably knowable at the time of the publication of the 2019 financial statements and resulted in a change of accounting estimate reflected in 2020.
> Refer to “Note 29 – Tax” in VI – Consolidated financial statements – Credit Suisse Group for further information.

Results overview
in / end of	Swiss Universal Bank	International Wealth Management	Asia Pacific	Investment Bank	Corporate Center	[1]	Strategic Resolution Unit	[1]	Credit Suisse
2020 (CHF million)
Net revenues	5,615	4,837	3,155	9,098	(316)		–		22,389
Provision for credit losses	270	110	236	471	9		–		1,096
Compensation and benefits	1,975	2,310	1,319	3,934	352		–		9,890
Total other operating expenses	1,266	1,365	772	3,038	1,495		–		7,936
of which general and administrative expenses	1,013	1,080	614	2,409	1,407		–		6,523
of which restructuring expenses	44	55	4	47	7		–		157
Total operating expenses	3,241	3,675	2,091	6,972	1,847		–		17,826
Income/(loss) before taxes	2,104	1,052	828	1,655	(2,172)		–		3,467
Return on regulatory capital	17.1	19.6	22.0	12.2	–		–		8.9
Cost/income ratio	57.7	76.0	66.3	76.6	–		–		79.6
Total assets	261,465	95,206	67,356	270,488	111,307		–		805,822
Goodwill	575	1,352	1,021	1,478	0		–		4,426
Risk-weighted assets	81,288	43,000	26,589	77,872	46,335		–		275,084
Leverage exposure	295,507	104,014	74,307	319,339	6,686		–		799,853
2019 (CHF million)
Net revenues	5,905	5,816	3,029	8,161	(427)		–		22,484
Provision for credit losses	109	49	55	104	7		–		324
Compensation and benefits	1,945	2,377	1,285	3,940	489		–		10,036
Total other operating expenses	1,278	1,325	767	3,091	943		–		7,404
of which general and administrative expenses	1,060	1,103	620	2,470	875		–		6,128
Total operating expenses	3,223	3,702	2,052	7,031	1,432		–		17,440
Income/(loss) before taxes	2,573	2,065	922	1,026	(1,866)		–		4,720
Return on regulatory capital	20.2	37.3	21.3	7.1	–		–		10.9
Cost/income ratio	54.6	63.7	67.7	86.2	–		–		77.6
Total assets	249,829	91,277	73,719	266,257	106,213		–		787,295
Goodwill	607	1,494	995	1,567	0		–		4,663
Risk-weighted assets	80,489	43,529	31,857	82,218	52,370		–		290,463
Leverage exposure	284,798	99,085	81,090	332,019	113,002		–		909,994
2018 (CHF million)
Net revenues	5,443	5,320	2,759	8,004	102		(708)		20,920
Provision for credit losses	127	37	28	51	1		1		245
Compensation and benefits	1,903	2,311	1,244	3,761	147		254		9,620
Total other operating expenses	1,422	1,362	855	3,374	252		418		7,683
of which general and administrative expenses	1,091	1,020	670	2,430	202		385		5,798
of which restructuring expenses	101	115	37	353	(1)		21		626
Total operating expenses	3,325	3,673	2,099	7,135	399		672		17,303
Income/(loss) before taxes	1,991	1,610	632	818	(298)		(1,381)		3,372
Return on regulatory capital	16.3	30.4	16.4	5.9	–		–		8.0
Cost/income ratio	61.1	69.0	76.1	89.1	–		–		82.7
Total assets	241,366	90,354	69,643	257,998	93,369		20,874		768,916
Goodwill	615	1,544	1,018	1,589	0		0		4,766
Risk-weighted assets	79,133	40,359	31,585	84,862	30,239		17,926		284,582
Leverage exposure	275,229	97,099	77,417	312,655	94,094		29,579		881,386
1
Beginning in 2019, the Strategic Resolution Unit ceased to exist as a separate division of the Group. The residual portfolio remaining as of December 31, 2018 is now managed in an Asset Resolution Unit and is separately disclosed within the Corporate Center.

2019 results details
Net revenues
Compared to 2018, net revenues of CHF 22,484 million increased 7%, primarily reflecting higher net revenues in International Wealth Management, Swiss Universal Bank and Asia Pacific. The increase in net revenues in International Wealth Management was mainly driven by higher other revenues including the SIX equity investment revaluation gain, the gain related to the transfer of the InvestLab fund platform and gains on the sale of real estate. The increase in net revenues in Swiss Universal Bank was mainly due to a significant increase in other revenues, primarily reflecting the SIX equity investment revaluation gain, gains on the sale of real estate and the gain related to the transfer of the InvestLab fund platform. The increase in net revenues in Asia Pacific was mainly driven by higher net interest income and the gain related to the transfer of the InvestLab fund platform reflected in other revenues. 2019 included negative net revenues of CHF 427 million in the Corporate Center, which beginning in 2019 included the impact of the Asset Resolution Unit.
Provision for credit losses
In 2019, we recorded provision for credit losses of CHF 324 million, primarily reflecting provisions of CHF 109 million in Swiss Universal Bank, CHF 104 million in the Investment Bank, CHF 55 million in Asia Pacific and CHF 49 million in International Wealth Management.
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
Income tax expense
In 2019, we recorded income tax expense of CHF 1,295 million compared to CHF 1,361 million in 2018. The Credit Suisse effective tax rate was 27.4% in 2019, compared to 40.4% in 2018. The effective tax rate for 2019 mainly reflected the impact of the geographical mix of results, non-deductible funding costs, the BEAT impact and the annual re-assessment of deferred taxes, partially offset by lower taxed income. Overall, net deferred tax assets decreased CHF 629 million to CHF 3,876 million during 2019, mainly driven by earnings and the annual re-assessment of deferred taxes.
The US tax reform enacted in December 2017 introduced the BEAT tax regime, effective as of January 1, 2018. Based on the current analysis of the BEAT tax regime, after the issuance of the final regulations issued by the US Department of Treasury on December 2, 2019, Credit Suisse considered it as more likely than not that the Group would remain subject to this regime for 2019, though certain interpretive uncertainties remained. On the basis of the final regulations, the BEAT provision recorded for the tax year 2019 amounted to CHF 165 million. Therefore, BEAT had an impact on the 2019 effective tax rate for the Group of approximately 3.5 percentage points. The BEAT provision for the tax year 2018 remained unchanged.
In addition, the US tax reform introduced interest expense limitation provisions, which resulted in the deferral of interest expense deductions. As of December 31, 2019, a deferred tax valuation allowance of CHF 61 million had been recorded with regard to the deferral of interest expense, since Credit Suisse concluded that it was more likely than not that this deferred asset would not be utilized.
> Refer to “Note 29 – Tax” in VI – Consolidated financial statements – Credit Suisse Group for further information.
Net revenues by region
	in		% change
	2020	2019	20 / 19
Net revenues (CHF million)
Switzerland	6,502	6,774	(4)
EMEA	4,803	5,149	(7)
Americas	7,116	7,276	(2)
Asia Pacific	4,284	3,712	15
Corporate Center	(316)	(427)	(26)
Net revenues	22,389	22,484	0
A significant portion of our business requires inter-regional coordination in order to facilitate the needs of our clients. The methodology for allocating our results by region is dependent on management judgment. For the wealth management business, results are allocated based on the management reporting structure of our relationship manager organization. For the investment banking business, trading results are allocated based on where the risk is primarily managed, while also reflecting certain revenue transfers to regions where the relevant sales teams and clients are domiciled.

Regulatory capital
As of the end of 2020, our Bank for International Settlements (BIS) common equity tier 1 (CET1) ratio was 12.9% and our risk-weighted assets (RWA) were CHF 275.1 billion.
> Refer to “Capital management” in III – Treasury, Risk, Balance sheet and Off-balance sheet for further information.
Employees and other headcount
In the first quarter of 2020, as part of a review of headcount allocation keys, we recalibrated the divisional allocations for corporate function services, mainly relating to changes in the utilization of corporate function services by the divisions. Prior period headcount allocations have not been restated.
As of December 31, 2020, we had 48,770 employees worldwide, of which 16,040 were in Switzerland and 32,730 were abroad.
The number of employees increased by 910 compared to the end of 2019. The increase reflected increases in Swiss Universal Bank, the Investment Bank and Asia Pacific, offset by decreases in International Wealth Management and the Corporate Center. The number of outsourced roles, contractors and consultants decreased by 110 compared to the end of 2019.
Employees and other headcount
end of	2020	2019
Employees
Swiss Universal Bank	13,220	12,560
International Wealth Management	9,850	10,230
Asia Pacific	6,890	6,530
Investment Bank	17,560	17,050
Corporate Center	1,250	1,490
Total employees	48,770	47,860
of which Switzerland	16,040	16,140
of which all other regions	32,730	31,720
Other headcount
Outsourced roles, contractors and consultants [1]	13,210	13,320
Total employees and other headcount	61,980	61,180
Based on full-time equivalents.
1 Excludes the headcount of certain managed service resources which are related to fixed fee projects.
COVID-19 pandemic and related regulatory measures
The rapid spread of the COVID-19 pandemic across the world in early 2020 led to the introduction of tight government controls and travel bans, as well as the implementation of other measures, which quickly closed down activity and increased economic disruption globally. World markets were severely impacted, with multiple industries, including commercial real estate, retail, aviation, tourism and hospitality and energy, significantly affected. The containment measures introduced to address the outbreak of the pandemic sent the global economy into a deep recession in the first half of 2020. However, major central banks and governments around the world responded by implementing unprecedented monetary and fiscal policy stimulus measures. Although world markets and the global economy significantly recovered from May through August as lockdowns and social distancing restrictions due to the pandemic eased in Europe, the US and Asia, high unemployment and the rise in corporate debt brought a levelling off in the scale of recovery in the final months of 2020 and during the first months of 2021. In addition, the surge in COVID-19 infections in Europe, in the US and in some countries in Asia that began in September 2020 led to the introduction of new localized and in some cases national restrictions on economic activity, which were extended far into the first quarter of 2021. The approval by the authorities of COVID-19 vaccines starting in December and the inception of mass inoculation programs increased the prospect of social and economic activity returning to normal from the second quarter of 2021. However, the situation remains challenging given the need to limit COVID-19 infection rates in the near term to contain the emergence of new COVID-19 strains where current vaccines may be less effective.
The pandemic and the consequences for markets and the global economy affected the Group’s financial performance in 2020, including significant impacts on credit loss estimates, as well as on trading revenues, net interest income and goodwill assessments. We continue to closely monitor the COVID-19 pandemic and its effects on our operations and businesses, including through the re-assessment of financial plans and the development of several stress scenarios to take into account potential additional negative impacts.
The Swiss government, the Swiss National Bank and the Swiss Financial Market Supervisory Authority FINMA (FINMA) have taken various measures to mitigate the consequences for the economy and the financial system. Governments and regulators in other jurisdictions where we have operations have taken and continue to take a number of emergency and temporary measures to address the financial and economic pressures arising from the COVID-19 pandemic.
In March 2020, the Swiss Federal Council enacted an emergency ordinance on the granting of loans with joint and several guarantees provided by the Swiss Confederation. Thereunder, Swiss companies affected by the COVID-19 pandemic could apply to their banks for bridge credit facilities amounting to a maximum of 10% of their annual revenues and up to a maximum of CHF 20 million. Loans granted under this ordinance of up to CHF 500,000 are fully secured by the Swiss Confederation and no interest will be due on these loans. Loans that exceed CHF 500,000 are secured by the Swiss Confederation up to 85% of the aggregate amount of the loan with the lending bank remaining subject to the credit risk on the remaining 15%. The interest rate on loans exceeding CHF 500,000 is currently 0.5% on the portion of the loan secured by the Swiss Confederation. Swiss companies with revenues of more than CHF 500 million are not covered by this program. For loans granted to companies under this program the Swiss National Bank has implemented refinancing facilities. Credit Suisse was significantly involved in this program from its inception. On December 18, 2020, effective as of December 19, 2020, the emergency ordinance, with certain clarifications, was transferred into ordinary legislation by the COVID-19 Joint and Several Guarantee Act.
In March 2020, FINMA announced the temporary exclusion of central bank reserves from leverage ratio calculations. This temporary measure took immediate effect and was originally applied until July 1, 2020. In May 2020, FINMA announced the extension of the temporary exclusion until January 1, 2021. The exclusion applied to deposits with all central banks globally, and thus not only to deposits held with the Swiss National Bank. For banks whose shareholders approved dividends or other similar distributions relating to 2019 after March 25, 2020, or who had planned to seek such shareholder approval, the capital relief relating to the leverage ratio was reduced. Accordingly, the capital relief applicable to Credit Suisse in 2020 was adjusted to account for the dividend paid in 2020.
In March 2020, the Swiss Federal Council approved the proposal of the Swiss National Bank to deactivate the Swiss countercyclical capital buffer. The Swiss Federal Council to date has never activated the BIS countercyclical buffer, but instead required banks to hold CET1 capital equal to 2% of RWA pertaining to mortgage loans that finance residential property in Switzerland. This Swiss countercyclical capital buffer has served to strengthen banking sector resilience in the event of over-heating in the domestic mortgage and real estate markets. Given the circumstances, in an effort to provide banks with greater flexibility to provide loans designed to address the economic impact of the COVID-19 pandemic, the Federal Council decided to deactivate the Swiss countercyclical capital buffer requirement as of March 27, 2020 until further notice.
In March 2020, the Group of Central Bank Governors and Heads of Supervision announced changes to the implementation timeline of the outstanding Basel III standards. The implementation date of the Basel III standards finalized in December 2017 has been deferred by one year to January 2023. The accompanying transitional arrangements for the output floor have also been extended by one year to January 2028. The implementation date of the revised market risk framework finalized in January 2019 has been deferred by one year to January 2023. These measures have been taken to provide additional management capacity for banks and supervisors to respond to the COVID-19 outbreak.
As a result of the abrupt increase in market volatility due to the COVID-19 pandemic, financial institutions that apply the model approach to market risk began recording an increased number of backtesting exceptions in March and April 2020. Such an exception occurs if the loss incurred on a single day is greater than the loss indicated by the model. Backtesting exceptions exceeding a certain number in a rolling 12-month period lead to an immediate increase of the minimum capital requirements for market risk. In April 2020, FINMA allowed a temporary freeze on backtesting exceptions impacting the capital multiplier, expiring on July 1, 2020. In June 2020, FINMA confirmed that (i) all recent exceptions that are proven by the institution as not attributable to a lack of precision of the risk aggregation model can be disregarded; and (ii) the exemption will be fundamentally incorporated into future supervisory practice. As a result, we had one backtesting exception in our regulatory value-at-risk (VaR) model in the rolling 12-month period through the end of 2020, which is considered for the calculation of the capital multiplier.
Effective January 1, 2020, certain Basel III revisions to the capital requirements for credit risk became effective. The revisions relate to a new standardized approach for counterparty credit risk (SA-CCR) for derivatives, equity investments in funds and central counterparty default fund contributions. In response to the COVID-19 pandemic, FINMA advised us that we could phase in CHF 12 billion of risk-weighted-assets inflation that arose from these new capital requirements equally throughout 2020 rather than immediately in the first quarter of 2020.
Other information
Supply chain finance funds
On March 1, 2021, the boards of the supply chain finance funds managed by certain Group subsidiaries decided to suspend redemptions and subscriptions of those funds to protect the interests of the funds’ investors. On March 4, 2021, the boards decided to terminate those funds and proceed to their liquidation. Those decisions were based on concerns that a substantial part of the funds’ assets was subject to considerable valuation uncertainty. Credit Suisse Asset Management (Schweiz) AG (CSAM) acts as the portfolio manager of these supply chain finance funds. Redemptions and subscriptions of certain other funds managed by CSAM or CSAM subsidiaries that invest in part in these supply chain finance funds have also been suspended.
The assets held by the supply chain finance funds, largely consisting of notes backed by existing and future receivables, were originated and structured by Greensill Capital (UK) Limited or one of its affiliates (Greensill Capital). The last published net asset value of the supply chain finance funds in late February was approximately USD 10 billion in the aggregate. Initial redemption payments totaling USD 3.1 billion across the supply chain finance funds were made to their investors beginning on March 8, 2021. The portfolio manager continues to work to liquidate the remaining assets in the four funds as the receivables comprising the funds’ assets mature. Greensill Capital filed for insolvency in the UK on March 8, 2021, and the portfolio manager is working closely with the administrators of Greensill Capital, Grant Thornton, and with other parties to facilitate this process. However, there remains considerable uncertainty regarding the valuation of a significant part of the remaining assets, including the fact that the portfolio manager has been informed that certain of the notes underlying the funds will not be repaid when they fall due, and the amounts that ultimately will be distributed to investors in respect of the funds.
Group subsidiaries also have collateralized bridge lending and other direct and indirect exposures to Greensill Capital, including exposures relating to certain fund-linked products. With regard to the outstanding collateralized bridge loan of USD 140 million, USD 50 million was recently repaid by the administrators of Greensill Capital, reducing the outstanding amount of the loan to USD 90 million.
We continue to analyze these matters, including with the assistance of external counsel and other experts. The Board of Directors has also initiated an investigation of these matters.
It has been decided that as of March 10, 2021, three senior CSAM employees will not be performing their roles for the time being. The payout and vesting of variable compensation of a number of senior employees involved in these matters, up to and including Executive Board members, has been suspended as a measure to ensure that we can reconsider the variable compensation for 2020 and are able to apply malus or clawback, if appropriate.
A number of regulatory investigations and actions have been initiated or are being considered in respect of these matters, including by FINMA, one of which is the agreement to a Pillar 2 buffer with Credit Suisse. Furthermore, certain investors have already threatened litigation and, as this matter develops, we may become subject to litigation, disputes or other actions. The priority for Credit Suisse remains the recovery of funds for CSAM’s investors, and the portfolio manager is working closely with the administrators to facilitate this process. We would note that it is reasonably possible that Credit Suisse will incur a loss in respect of these matters, albeit that given the early stage of this process, it is not yet possible to estimate the size of such a reasonably possible loss. However, the ultimate cost to the Group of resolving these matters may be material to its operating results. We might also suffer reputational harm associated with these matters that might cause client departures or loss of assets under management.
New Asset Management division
On March 17, 2021, and subsequent to the recent reports and announcements regarding the CSAM managed supply chain finance funds, the Board of Directors of the Group decided to appoint Ulrich Körner as CEO of Asset Management and a member of the Group Executive Board, effective April 1, 2021. From that date, the Asset Management business will be separated from the International Wealth Management division and managed as a new separate division of the Group.
Credit Suisse InvestLab AG transfer to Allfunds Group
Following the completion of the first step of the combination of our open architecture investment fund platform InvestLab and Allfunds Group in September 2019, we successfully completed the second and final step of the combination in March 2020 with the transfer of related distribution agreements to Allfunds Group. Upon completion of this final step, Credit Suisse became an 18% shareholder in the combined business and is represented on the board of directors. Net revenues in 2020 included CHF 268 million from this second closing, reflected in the International Wealth Management, Swiss Universal Bank and Asia Pacific divisions. Credit Suisse’s shareholding in Allfunds Group has subsequently decreased to 14%.
Credit Suisse Founder Securities Limited
In 2020, we received approval from the China Securities Regulatory Commission and increased our shareholding in the securities joint venture, Credit Suisse Founder Securities Limited, to 51% from the previous 33.3% by way of a capital injection and related procedures.
York Capital Management
In the fourth quarter of 2020, York informed its investors of a significant change in strategy. As a result, York will focus on longer duration assets such as private equity, private debt and collateralized loan obligations, while winding down its European hedge funds business and primarily managing internal capital in its multi-strategy fund. York’s Asia Pacific business is expected to be spun off as a new and separate hedge fund in 2021, in which the Group intends to have a continuing interest. As a result of this announcement, the Group recorded an impairment of CHF 414 million (USD 458 million) to the valuation of its non-controlling interest that it has owned since 2010.
Dividends
In light of the COVID-19 pandemic and in response to a request by FINMA, on April 9, 2020, the Board of Directors made a revised dividend proposal to our shareholders for approval at the 2020 Annual General Meeting (AGM). Instead of a total dividend of CHF 0.2776 per share for the financial year 2019, the Board of Directors proposed a cash distribution of CHF 0.1388 per share. At the 2020 AGM on April 30, 2020, our shareholders approved the proposal. In order to distribute the full dividend amount of CHF 0.2776 as originally proposed to shareholders, the Board of Directors proposed a second dividend distribution equal to the first distribution of CHF 0.1388 gross per share, which was approved by shareholders at an Extraordinary General Meeting held on November 27, 2020. For each distribution, 50% of the distribution was paid out of capital contribution reserves, free of Swiss withholding tax and not subject to income tax for Swiss resident individuals holding the shares as a private investment, and 50% percent was paid out of retained earnings, net of 35% Swiss withholding tax.
Our Board of Directors will propose to the shareholders at the AGM on April 30, 2021 a cash distribution of CHF 0.2926 per share for the financial year 2020. 50% of the distribution will be paid out of capital contribution reserves, free of Swiss withholding tax and will not be subject to income tax for Swiss resident individuals holding the shares as a private investment, and 50% will be paid out of retained earnings, net of 35% Swiss withholding tax.

Replacement of interbank offered rates
A major structural change in global financial markets is in progress with respect to the replacement of interbank offered rate (IBOR) benchmarks. There is significant international and regulatory pressure to replace certain IBOR benchmarks with alternative reference rates (ARRs). There are significant risks associated with the transition, including financial, legal, tax, operational and conduct risks and the risk of an untimely transition due to a lack of client or market readiness. However, we believe certain opportunities related to the transition also exist in the areas of product innovation and development, business growth and strategy and client communication and engagement.
Although the transition has progressed significantly, certain aspects of the transition remain uncertain, including widely accepted conventions for new products based on ARRs, the engagement of end users, certain aspects of regulatory relief for remediation amendments and the form of legislative support available for contracts that cannot be moved away from IBOR rates by the end of 2021 or 2023, as applicable. In March 2021, the Financial Conduct Authority announced that all CHF, EUR, GBP, JPY LIBOR settings and the one-week and two-month USD LIBOR settings will permanently cease to be provided by any administrator or will no longer be representative immediately after December 31, 2021, but that the remaining USD LIBOR settings will permanently cease to be provided by any administrator or will no longer be representative immediately after June 30, 2023. While the depth of ARR-markets differs significantly across currencies, regulatory guidance urges for the cessation of new business referencing IBOR rates in 2021 in some markets or currencies sooner than in others.
Credit Suisse has a significant level of liabilities and assets linked to IBOR indices across businesses that require transition to ARRs. Despite the negative impact of the COVID-19 pandemic on the global economy and the financial sector, building on the foundation laid in 2019, the Group continued to execute its IBOR transition strategy. Our work remained focused on the five key areas identified in 2019:
■ Operational readiness and resiliency: by the end of 2020, the bank was operationally ready to support new products in most markets in which it was active. We engaged with our third party vendors and/or developed in-house solutions to prepare for the demand from our clients.
■ Legal contract assessment and repapering: we increased our capacity to review contracts on a large scale throughout the Group and have conducted an initial assessment of a significant portion of our legacy portfolio. While client interest in active remediation of legacy contracts remains at low levels, we are well prepared to increase this activity and continue with legacy contract remediation in 2021.
■ Product development and industry engagement: we have continued to participate in national working groups in all of our main markets and actively support the initiatives developed in these forums. We supported and were among the initial signatories of the International Swap and Derivatives Association (ISDA) IBOR Protocol, a solution developed to address the large number of bilateral derivatives in a cost-effective manner. In our Swiss home market, we successfully launched a Swiss Average Rate Overnight (SARON)-based mortgage product, and in our main markets, we remained active as an issuer of ARR-based debt and continued to actively trade derivatives.
■ Risk management and mitigation: to manage transition risk, we implemented a group-wide policy to limit new IBOR-referencing business and control the wind-down of legacy exposures in advance of the cessation dates. Accordingly, divisional plans are being developed to ensure timely compliance with the policy and limits therein. Our modelling and risk management systems have mostly been revised to accommodate the transition and were successfully tested when the central clearing houses conducted their transition to alternative USD and EUR discounting models in 2020. The majority of our pricing models have been reviewed and where needed updated, preparing to meet the demand for new ARR-products. As our clients continue to sign up to the ISDA IBOR Protocol, over 80% of the legacy portfolio effectively has robust, integrated fallbacks, significantly reducing the transition risk in our derivatives portfolio.
■ Strategic Transition Planning and Communication: aligned with regulatory guidance on the transition, our businesses have developed and ratified their own transition plans. While certain product details and conventions remain to be agreed upon across the markets, we believe that these plans position us to be prepared and to optimally service our clients during and after the transition. Over forty thousand of our employees have been trained for taking our counterparts on this journey and we have informed and initiated an early discussion with many of our clients.
Coordinating the Group’s transition activities across its divisions and businesses, the IBOR Transition Program remains fully engaged in overseeing the efforts under the leadership of members of the Group Executive Board, business leaders and functional leaders across the entire Group.
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
Accounting developments
The Group adopted Financial Accounting Standards Board Accounting Standards Update (ASU) 2016-13, “Measurement of Credit Losses on Financial Instruments” (ASU 2016-13) and its subsequent amendments on January 1, 2020, incorporating forward-looking information and macro-economic factors into its credit loss estimates. The modified retrospective approach was applied in adopting ASU 2016-13, which resulted in a decrease in retained earnings of CHF 132 million, net of tax, with no significant impact on regulatory capital.

> Refer to “Note 2 – Recently issued accounting standards” in VI – Consolidated financial statements – Credit Suisse Group for further information.
Return on regulatory capital
Credit Suisse measures firm-wide returns against total shareholders’ equity and tangible shareholders’ equity, a non-GAAP financial measure also known as tangible book value. In addition, it also measures the efficiency of the firm and its divisions with regard to the usage of capital as determined by the minimum requirements set by regulators. Prior to the third quarter of 2020, regulatory capital was calculated as the worst of 10% of RWA and 3.5% of leverage exposure and return on regulatory capital, a non-GAAP financial measure, was calculated using income/(loss) after tax and assumed a tax rate of 30%. In the third quarter of 2020, we updated our calculation approach, following which regulatory capital is calculated as the average of 10% of RWA and 3.5% of leverage exposure and return on regulatory capital is calculated using income/(loss) after tax and assumes a tax rate of 30% for periods prior to 2020 and 25% from 2020 onward. These percentages of RWA and leverage exposure are used in the calculation in order to reflect the Swiss regulatory minimum requirements for Basel III CET1 capital and leverage ratio. The change to an average of RWA and leverage exposure was in line with the increased alignment of RWA and leverage exposure toward a 35% risk density in line with the calibration of the “Too Big to Fail” regulatory framework. For periods in 2020, for purposes of calculating Group return on regulatory capital, leverage exposure excludes cash held at central banks, after adjusting for the dividend paid in 2020. For the Investment Bank, return on regulatory capital is based on US dollar denominated numbers. Adjusted return on regulatory capital is calculated using adjusted results, applying the same methodology used to calculate return on regulatory capital.
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
> Refer to “Consolidated statements of changes in equity” and “Note 30 – Employee deferred compensation” in VI – Consolidated financial statements – Credit Suisse Group for further information.
> Refer to “Tax benefits associated with share-based compensation” in Note 29 – Tax in VI – Consolidated financial statements – Credit Suisse Group for further information.
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
Cost allocation
Corporate services and business support, including in finance, operations, human resources, legal, risk management, compliance and IT, are provided by corporate functions, and the related costs are allocated to the segments and the Corporate Center based on their respective requirements and other relevant measures.
Funding
We centrally manage our funding activities. We primarily focus our issuance strategy on offering long-term debt securities at the Group level for funding and capital purposes.
> Refer to “Note 4 – Segment information” in VI – Consolidated financial statements – Credit Suisse Group for further information.
As part of the process of implementing the Group’s new divisional structure announced on July 30, 2020, the Group recalibrated its methodology for allocating funding costs across the Group to incorporate net stable funding ratio requirements, certain increased high-quality liquid assets (HQLA) requirements, as well as funding maturity profile developments.

Fair valuations
Fair value can be a relevant measurement for financial instruments when it aligns the accounting for these instruments with how we manage our business. The levels of the fair value hierarchy as defined by the relevant accounting guidance are not a measurement of economic risk, but rather an indication of the observability of prices or valuation inputs.
> Refer to “Note 1 – Summary of significant accounting policies” and “Note 36 – Financial instruments” in VI – Consolidated financial statements – Credit Suisse Group for further information.
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
As of the end of 2020, 36% and 27% of our total assets and total liabilities, respectively, were measured at fair value.
The majority of our level 3 assets are recorded in our investment banking businesses. Total assets at fair value recorded as level 3 instruments increased CHF 0.1 billion to CHF 16.4 billion as of the end of 2020, primarily reflecting net realized/unrealized gains, mainly in trading assets, and net transfers in, mainly in loans and loans held-for-sale. These increases were mostly offset by net settlements, mainly in trading assets and loans held-for-sale.
As of the end of 2020, our level 3 assets comprised 2% of total assets and 6% of total assets measured at fair value, compared to 2% and 5%, respectively, as of the end of 2019.
We believe that the range of any valuation uncertainty, in the aggregate, would not be material to our financial condition; however, it may be material to our operating results for any particular period, depending, in part, upon the operating results for such period.

Reconciliation of adjusted results
Adjusted results referred to in this document are non-GAAP financial measures that exclude certain items included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures. The Group announced a new restructuring plan beginning in the third quarter of 2020 and the related restructuring charges are excluded for purposes of adjusted results.
in	Swiss Universal Bank	International Wealth Management	Asia Pacific	Investment Bank	Corporate Center	[1]	Strategic Resolution Unit	[1]	Credit Suisse
2020 (CHF million)
Net revenues	5,615	4,837	3,155	9,098	(316)		–		22,389
Real estate (gains)/losses	(15)	0	0	0	0		–		(15)
Adjusted net revenues	5,600	4,837	3,155	9,098	(316)		–		22,374
Provision for credit losses	270	110	236	471	9		–		1,096
Total operating expenses	3,241	3,675	2,091	6,972	1,847		–		17,826
Restructuring expenses	(44)	(55)	(4)	(47)	(7)		–		(157)
Major litigation provisions	(45)	11	0	(24)	(930)		–		(988)
Expenses related to real estate disposals [2]	(3)	(7)	0	(41)	0		–		(51)
Adjusted total operating expenses	3,149	3,624	2,087	6,860	910		–		16,630
Income/(loss) before taxes	2,104	1,052	828	1,655	(2,172)		–		3,467
Total adjustments	77	51	4	112	937		–		1,181
Adjusted income/(loss) before taxes	2,181	1,103	832	1,767	(1,235)		–		4,648
Adjusted return on regulatory capital (%)	17.7	20.6	22.1	13.1	–		–		11.9
2019 (CHF million)
Net revenues	5,905	5,816	3,029	8,161	(427)	–	22,484
Real estate (gains)/losses	(223)	(45)	0	(7)	24	–	(251)
(Gains)/losses on business sales	0	0	0	0	2	–	2
Adjusted net revenues	5,682	5,771	3,029	8,154	(401)	–	22,235
Provision for credit losses	109	49	55	104	7	–	324
Total operating expenses	3,223	3,702	2,052	7,031	1,432	–	17,440
Major litigation provisions	(3)	30	0	0	(416)	–	(389)
Expenses related to real estate disposals [2]	(12)	(21)	0	(76)	1	–	(108)
Adjusted total operating expenses	3,208	3,711	2,052	6,955	1,017	–	16,943
Income/(loss) before taxes	2,573	2,065	922	1,026	(1,866)	–	4,720
Total adjustments	(208)	(54)	0	69	441	–	248
Adjusted income/(loss) before taxes	2,365	2,011	922	1,095	(1,425)	–	4,968
Adjusted return on regulatory capital (%)	18.6	36.3	21.3	7.6	–	–	11.4
2018 (CHF million)
Net revenues	5,443	5,320	2,759	8,004	102	(708)	20,920
Real estate (gains)/losses	(21)	(2)	0	0	(4)	(1)	(28)
(Gains)/losses on business sales	(37)	(55)	0	0	21	0	(71)
Adjusted net revenues	5,385	5,263	2,759	8,004	119	(709)	20,821
Provision for credit losses	127	37	28	51	1	1	245
Total operating expenses	3,325	3,673	2,099	7,135	399	672	17,303
Restructuring expenses	(101)	(115)	(37)	(353)	1	(21)	(626)
Major litigation provisions	(37)	0	(79)	(10)	(1)	(117)	(244)
Expenses related to business sales	–	(47)	–	–	–	(4)	(51)
Adjusted total operating expenses	3,187	3,511	1,983	6,772	399	530	16,382
Income/(loss) before taxes	1,991	1,610	632	818	(298)	(1,381)	3,372
Total adjustments	80	105	116	363	17	141	822
Adjusted income/(loss) before taxes	2,071	1,715	748	1,181	(281)	(1,240)	4,194
Adjusted return on regulatory capital (%)	17.0	32.4	19.4	8.5	–	–	9.9
1
Beginning in 2019, the Strategic Resolution Unit ceased to exist as a separate division of the Group. The residual portfolio remaining as of December 31, 2018 is now managed in an Asset Resolution Unit and is separately disclosed within the Corporate Center.

2 Relates to the termination of real estate contracts initiated before the completion of the previous three-year restructuring program at the end of 2018.

Group and Bank differences
The business of the Bank is substantially the same as the business of Credit Suisse Group, and substantially all of the Bank’s operations are conducted through the Swiss Universal Bank, International Wealth Management, Asia Pacific and the Investment Bank segments. Certain Corporate Center activities of the Group, such as hedging activities relating to share-based compensation awards, are not applicable to the Bank. Certain other assets, liabilities and results of operations, primarily relating to Credit Suisse Services AG, our Swiss service company, with branches in the UK, Singapore and India, and its subsidiary in Poland, are managed as part of the activities of the Group’s segments. However, they are legally owned by the Group and are not part of the Bank’s consolidated financial statements.
> Refer to “Note 42 – Subsidiary guarantee information” in VI – Consolidated financial statements – Credit Suisse Group for further information on the Bank.
Comparison of consolidated statements of operations
	Group			Bank
in	2020	2019	2018	2020	2019	2018
Statements of operations (CHF million)
Net revenues	22,389	22,484	20,920	22,503	22,686	20,820
Provision for credit losses	1,096	324	245	1,092	324	245
Total operating expenses	17,826	17,440	17,303	18,200	17,969	17,719
Income before taxes	3,467	4,720	3,372	3,211	4,393	2,856
Income tax expense	801	1,295	1,361	697	1,298	1,134
Net income	2,666	3,425	2,011	2,514	3,095	1,722
Net income/(loss) attributable to noncontrolling interests	(3)	6	(13)	3	14	(7)
Net income attributable to shareholders	2,669	3,419	2,024	2,511	3,081	1,729
Comparison of consolidated balance sheets
	Group		Bank
end of	2020	2019	2020	2019
Balance sheet statistics (CHF million)
Total assets	805,822	787,295	809,688	790,459
Total liabilities	762,881	743,581	762,629	743,696
Capitalization and indebtedness
	Group		Bank
end of	2020	2019	2020	2019
Capitalization and indebtedness (CHF million)
Due to banks	16,423	16,744	16,420	16,742
Customer deposits	390,921	383,783	392,039	384,950
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	23,851	27,533	23,944	27,641
Long-term debt	161,087	152,005	160,279	151,000
Other liabilities	170,599	163,516	169,947	163,363
Total liabilities	762,881	743,581	762,629	743,696
Total equity	42,941	43,714	47,059	46,763
Total capitalization and indebtedness	805,822	787,295	809,688	790,459
Dividends from the Bank to the Group
for the financial year	2020		2019	2018	2017	2016
Dividends (CHF million)
Dividends	10	[1]	10	10	10	10
1
The Bank’s total share capital is fully paid and consisted of 4,399,680,200 registered shares as of December 31, 2020. Dividends are determined in accordance with Swiss law and the Bank's articles of incorporation. Proposal of the Board of Directors to the annual general meeting of the Bank.

BIS capital metrics
	Group				Bank
end of	2020		2019		2020		2019
Capital and risk-weighted assets (CHF million)
CET1 capital	35,361		36,774		40,701		41,933
Tier 1 capital	51,202		49,791		55,659		54,024
Total eligible capital	52,163	[1]	52,725	[1]	56,620	[2]	56,958	[2]
Risk-weighted assets	275,084		290,463		275,676		290,843
Capital ratios (%)
CET1 ratio	12.9		12.7		14.8		14.4
Tier 1 ratio	18.6		17.1		20.2		18.6
Total capital ratio	19.0	[1]	18.2	[1]	20.5	[2]	19.6	[2]
1
Amounts are shown on a look-through basis. Certain tier 2 instruments are subject to phase out through 2022. As of 2020 and 2019, total eligible capital was CHF 52,437 million and CHF 53,038 million, including CHF 273 million and CHF 313 million of such instruments and the total capital ratio was 19.1% and 18.3%, respectively.

2
Amounts are shown on a look-through basis. Certain tier 2 instruments are subject to phase out through 2022. As of 2020 and 2019, total eligible capital was CHF 56,893 million and CHF 57,271 million, including CHF 273 million and CHF 314 million of such instruments and the total capital ratio was 20.6% and 19.7%, respectively.

Swiss Universal Bank
In 2020, we reported income before taxes of CHF 2,104 million and net revenues of CHF 5,615 million. Income before taxes decreased 18% compared to 2019, mainly reflecting lower net revenues and higher provision for credit losses.
Results summary
2020 results
In 2020, income before taxes of CHF 2,104 million decreased 18% compared to 2019. Net revenues of CHF 5,615 million decreased 5% compared to 2019, mainly due to lower other revenues. Other revenues in 2020 included a Pfandbriefbank equity investment revaluation gain of CHF 134 million in Private Clients in the second quarter of 2020, a SIX equity investment revaluation gain of CHF 97 million in Private Clients and Corporate & Institutional Clients in the fourth quarter of 2020, a gain related to the completed transfer of the InvestLab fund platform to Allfunds Group of CHF 25 million in the first quarter of 2020 and an Allfunds Group equity investment revaluation gain of CHF 38 million in the fourth quarter of 2020, both in Corporate & Institutional Clients, and gains on the sale of real estate of CHF 15 million in Private Clients. Other revenues in 2019 included a SIX equity investment revaluation gain of CHF 306 million in Private Clients and Corporate & Institutional Clients, gains on the sale of real estate of CHF 223 million, mainly reflected in Private Clients, and the gain related to the transfer of the InvestLab fund platform in Corporate & Institutional Clients of CHF 98 million. Recurring commissions and fees decreased 3%, driven by lower revenues from our investment in Swisscard and lower banking services fees. Net interest income was stable, with lower deposit margins on slightly lower average deposit volumes and lower treasury revenues, partially offset by lower loan margins on slightly higher average loan volumes. Transaction-based revenues increased 8%, mainly driven by higher brokerage and product issuing fees, higher revenues from Global Trading Solutions (GTS) and higher revenues from our Swiss investment banking business, partially offset by lower equity participations income, which included a lower dividend from our ownership interest in SIX Group. Provision for credit losses was CHF 270 million in 2020 on a net loan portfolio of CHF 176.3 billion, compared to CHF 109 million provision for credit losses on a net loan portfolio of CHF 170.8 billion in 2019. Provision for credit losses in 2020 mainly reflected the impact on our commodity trade finance and Swiss corporate portfolios from the expected deterioration of macroeconomic factors under the CECL methodology, primarily in the first quarter of 2020, and a single case in our commodity trade finance portfolio in the third quarter of 2020. Total operating expenses of CHF 3,241 million were stable, with litigation provisions of CHF 45 million as well as restructuring expenses mainly in connection with the integration of Neue Aargauer Bank of CHF 44 million in 2020, offset by lower allocated corporate function costs, lower professional services fees and lower occupancy expenses.
Divisional results
	in / end of			% change
	2020	2019	2018	20 / 19	19 / 18
Statements of operations (CHF million)
Net revenues	5,615	5,905	5,443	(5)	8
Provision for credit losses	270	109	127	148	(14)
Compensation and benefits	1,975	1,945	1,903	2	2
General and administrative expenses	1,013	1,060	1,091	(4)	(3)
Commission expenses	209	218	230	(4)	(5)
Restructuring expenses	44	–	101	–	–
Total other operating expenses	1,266	1,278	1,422	(1)	(10)
Total operating expenses	3,241	3,223	3,325	1	(3)
Income before taxes	2,104	2,573	1,991	(18)	29
Statement of operations metrics (%)
Return on regulatory capital	17.1	20.2	16.3	–	–
Cost/income ratio	57.7	54.6	61.1	–	–
Number of employees and relationship managers
Number of employees (full-time equivalents)	13,220	12,560	12,150	5	3
Number of relationship managers	1,770	1,790	1,780	(1)	1

Divisional results (continued)
	in / end of			% change
	2020	2019	2018	20 / 19	19 / 18
Net revenues (CHF million)
Private Clients	3,055	3,186	2,903	(4)	10
Corporate & Institutional Clients	2,560	2,719	2,540	(6)	7
Net revenues	5,615	5,905	5,443	(5)	8
Net revenue detail (CHF million)
Net interest income	2,683	2,705	2,770	(1)	(2)
Recurring commissions and fees	1,440	1,489	1,515	(3)	(2)
Transaction-based revenues	1,235	1,144	1,151	8	(1)
Other revenues	257	567	7	(55)	–
Net revenues	5,615	5,905	5,443	(5)	8
Balance sheet statistics (CHF million)
Total assets	261,465	249,829	241,366	5	4
Net loans	176,332	170,772	168,393	3	1
of which Private Clients	118,223	116,158	113,403	2	2
Risk-weighted assets	81,288	80,489	79,133	1	2
Leverage exposure	295,507	284,798	275,229	4	3
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

The COVID-19 pandemic negatively affected our business performance in 2020, including higher provision for credit losses, adverse foreign exchange-related movements and a sharp reduction in US dollar interest rates. We believe that the pandemic can be expected to have continued negative effects on major economies globally and could keep adversely affecting our business performance going forward, including lower interest rates impacting our margins and an adverse impact on credit losses.
> Refer to “COVID-19 pandemic and related regulatory measures” in Credit Suisse for further information.
2019 results
In 2019, income before taxes of CHF 2,573 million increased 29% compared to 2018. Net revenues of CHF 5,905 million increased 8% compared to 2018, mainly due to a significant increase in other revenues. Higher other revenues primarily reflected a SIX equity investment revaluation gain of CHF 306 million, gains on the sale of real estate of CHF 223 million, mainly reflected in Private Clients, and a gain of CHF 98 million related to the transfer of the InvestLab fund platform in Corporate & Institutional Clients. 2018 included a gain on the sale of our investment in Euroclear of CHF 37 million and gains on the sale of real estate of CHF 21 million. Net interest income decreased 2%, reflecting lower treasury revenues and lower deposit margins on stable average deposit volumes, partially offset by stable loan margins on slightly higher average loan volumes. Recurring commissions and fees decreased 2%, mainly driven by lower banking services fees, lower security account and custody services fees and lower fees from lending activities. Transaction-based revenues were stable, with lower fees from foreign exchange client business and lower revenues from our Swiss investment banking business, offset by higher equity participations income and higher revenues from GTS. Provision for credit losses was CHF 109 million in 2019 on a net loan portfolio of CHF 170.8 billion. Total operating expenses of CHF 3,223 million decreased 3%, primarily driven by restructuring expenses incurred in 2018 and 3% lower general and administrative expenses mainly reflecting lower litigation provisions, partially offset by 2% higher compensation and benefits mainly reflecting higher pension expenses.
Capital and leverage metrics
As of the end of 2020, we reported risk-weighted assets of CHF 81.3 billion, an increase of CHF 0.8 billion compared to the end of 2019, primarily driven by internal model and parameter updates, mainly reflecting a regular data update pertaining to the advanced credit valuation adjustment (CVA), primarily due to increased market volatility, and methodology and policy changes, reflecting the phase-in of certain Basel III revisions for credit risk, primarily related to the standardized approach for counterparty credit risk (SA-CCR). These increases were partially offset by a negative foreign exchange impact. Leverage exposure of CHF 295.5 billion was CHF 10.7 billion higher compared to the end of 2019, mainly driven by business growth.

Reconciliation of adjusted results
	Private Clients			Corporate & Institutional Clients			Swiss Universal Bank
in	2020	2019	2018	2020	2019	2018	2020	2019	2018
Adjusted results (CHF million)
Net revenues	3,055	3,186	2,903	2,560	2,719	2,540	5,615	5,905	5,443
Real estate (gains)/losses	(15)	(221)	(21)	0	(2)	0	(15)	(223)	(21)
(Gains)/losses on business sales	0	0	(19)	0	0	(18)	0	0	(37)
Adjusted net revenues	3,040	2,965	2,863	2,560	2,717	2,522	5,600	5,682	5,385
Provision for credit losses	62	46	30	208	63	97	270	109	127
Total operating expenses	1,913	1,858	1,906	1,328	1,365	1,419	3,241	3,223	3,325
Restructuring expenses	(35)	–	(66)	(9)	–	(35)	(44)	–	(101)
Major litigation provisions	0	0	0	(45)	(3)	(37)	(45)	(3)	(37)
Expenses related to real estate disposals	(3)	(8)	–	0	(4)	–	(3)	(12)	–
Adjusted total operating expenses	1,875	1,850	1,840	1,274	1,358	1,347	3,149	3,208	3,187
Income before taxes	1,080	1,282	967	1,024	1,291	1,024	2,104	2,573	1,991
Total adjustments	23	(213)	26	54	5	54	77	(208)	80
Adjusted income before taxes	1,103	1,069	993	1,078	1,296	1,078	2,181	2,365	2,071
Adjusted return on regulatory capital (%)	–	–	–	–	–	–	17.7	18.6	17.0
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjusted results" in Credit Suisse for further information.
Private Clients
2020 results details
Income before taxes of CHF 1,080 million decreased 16% compared to 2019, mainly driven by lower net revenues and higher total operating expenses.
Net revenues
In 2020, net revenues of CHF 3,055 million decreased 4%, mainly reflecting lower other revenues. Other revenues in 2020 included the Pfandbriefbank equity investment revaluation gain of CHF 134 million, the SIX equity investment revaluation gain of CHF 47 million and gains on the sale of real estate of CHF 15 million. Other revenues in 2019 included gains on the sale of real estate of CHF 221 million and the SIX equity investment revaluation gain of CHF 149 million. Recurring commissions and fees of CHF 775 million decreased 6%, primarily reflecting lower revenues from our investment in Swisscard. Transaction-based revenues of CHF 480 million increased 17%, primarily driven by higher client activity and higher revenues from GTS, partially offset by lower equity participations income, which included the lower dividend from our ownership interest in SIX Group. Net interest income of CHF 1,614 million increased 2%, with lower loan margins on slightly higher average loan volumes, partially offset by lower deposit margins on stable average deposit volumes and lower treasury revenues.
Provision for credit losses
The Private Clients loan portfolio is substantially comprised of residential mortgages in Switzerland and loans collateralized by securities and, to a lesser extent, consumer finance loans.
In 2020, Private Clients recorded provision for credit losses of CHF 62 million compared to CHF 46 million in 2019. The provision was primarily related to our consumer finance business including the application of the CECL methodology.
Total operating expenses
Compared to 2019, total operating expenses of CHF 1,913 million increased 3%, mainly reflecting higher compensation and benefits and restructuring expenses of CHF 35 million in 2020, partially offset by lower general and administrative expenses. Compensation and benefits of CHF 1,166 million increased 6%, primarily driven by higher allocated corporate function costs, higher pension expenses and increased salary expenses, partially offset by lower discretionary compensation expenses. General and administrative expenses of CHF 617 million decreased 6%, primarily reflecting lower allocated corporate function costs.
Margins
Our gross margin was 149 basis points in 2020, one basis point lower compared to 2019, mainly reflecting lower other revenues and lower recurring commissions and fees, partially offset by a 3.7% decrease in average assets under management, higher transaction-based revenues and higher net interest income.
> Refer to “Assets under management” for further information.
Our net margin was 53 basis points in 2020, seven basis points lower compared to 2019, mainly reflecting lower net revenues and higher total operating expenses, partially offset by the lower average assets under management.

Results – Private Clients
	in / end of			% change
	2020	2019	2018	20 / 19	19 / 18
Statements of operations (CHF million)
Net revenues	3,055	3,186	2,903	(4)	10
Provision for credit losses	62	46	30	35	53
Compensation and benefits	1,166	1,099	1,077	6	2
General and administrative expenses	617	656	659	(6)	0
Commission expenses	95	103	104	(8)	(1)
Restructuring expenses	35	–	66	–	–
Total other operating expenses	747	759	829	(2)	(8)
Total operating expenses	1,913	1,858	1,906	3	(3)
Income before taxes	1,080	1,282	967	(16)	33
Statement of operations metrics (%)
Cost/income ratio	62.6	58.3	65.7	–	–
Net revenue detail (CHF million)
Net interest income	1,614	1,580	1,615	2	(2)
Recurring commissions and fees	775	826	835	(6)	(1)
Transaction-based revenues	480	412	413	17	0
Other revenues	186	368	40	(49)	–
Net revenues	3,055	3,186	2,903	(4)	10
Margins on assets under management (bp)
Gross margin [1]	149	150	140	–	–
Net margin [2]	53	60	47	–	–
Number of relationship managers
Number of relationship managers	1,290	1,280	1,260	1	2
1 Net revenues divided by average assets under management.
2 Income before taxes divided by average assets under management.
2019 results details
Income before taxes of CHF 1,282 million increased 33% compared to 2018, driven by higher net revenues and 3% lower total operating expenses.
Net revenues
In 2019, net revenues of CHF 3,186 million increased 10%, mainly reflecting higher other revenues due to gains on the sale of real estate of CHF 221 million and the SIX equity investment revaluation gain of CHF 149 million. Net interest income of CHF 1,580 million decreased 2%, with lower treasury revenues and lower deposit margins on slightly higher average deposit volumes, partially offset by slightly higher loan margins on slightly higher average loan volumes. Recurring commissions and fees of CHF 826 million were stable, with lower revenues from our investment in Swisscard and lower security account and custody services fees, offset by higher investment product management fees, higher investment advisory fees and higher fees from lending activities. Transaction-based revenues of CHF 412 million were stable, mainly reflecting lower fees from foreign exchange client business offset by higher equity participations income.
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
Total operating expenses
Compared to 2018, total operating expenses of CHF 1,858 million decreased 3%, mainly reflecting restructuring expenses incurred in 2018, partially offset by 2% higher compensation and benefits. General and administrative expenses of CHF 656 million were stable, primarily reflecting lower professional services fees, offset by higher occupancy expenses. Compensation and benefits of CHF 1,099 million increased 2%, primarily driven by higher pension expenses.

Assets under management
As of the end of 2020, assets under management of CHF 208.6 billion were CHF 9.0 billion lower compared to the end of 2019, mainly due to net asset outflows and unfavorable foreign exchange-related movements, partially offset by favorable market movements. Net asset outflows of CHF 5.9 billion mainly reflected outflows in the UHNW client segment, driven by a single outflow in the first quarter of 2020.
As of the end of 2019, assets under management of CHF 217.6 billion were CHF 19.6 billion higher compared to the end of 2018, mainly due to favorable market movements and net new assets. Net new assets of CHF 3.4 billion reflected positive contributions from all businesses.
Assets under management – Private Clients
	in / end of			% change
	2020	2019	2018	20 / 19	19 / 18
Assets under management (CHF billion)
Assets under management	208.6	217.6	198.0	(4.1)	9.9
Average assets under management	205.0	212.8	207.7	(3.7)	2.5
Assets under management by currency (CHF billion)
USD	34.8	36.0	28.9	(3.3)	24.6
EUR	19.3	20.2	20.1	(4.5)	0.5
CHF	145.7	151.9	140.0	(4.1)	8.5
Other	8.8	9.5	9.0	(7.4)	5.6
Assets under management	208.6	217.6	198.0	(4.1)	9.9
Growth in assets under management (CHF billion)
Net new assets	(5.9)	3.4	3.0	–	–
Other effects	(3.1)	16.2	(13.3)	–	–
of which market movements	1.9	18.7	(10.6)	–	–
of which foreign exchange	(3.8)	(1.5)	(0.8)	–	–
of which other	(1.2)	(1.0)	(1.9)	–	–
Growth in assets under management	(9.0)	19.6	(10.3)	–	–
Growth in assets under management (%)
Net new assets	(2.7)	1.7	1.4	–	–
Other effects	(1.4)	8.2	(6.3)	–	–
Growth in assets under management	(4.1)	9.9	(4.9)	–	–

Corporate & Institutional Clients
2020 results details
Income before taxes of CHF 1,024 million decreased 21% compared to 2019, reflecting lower net revenues and higher provision for credit losses, partially offset by lower total operating expenses.
Net revenues
Compared to 2019, net revenues of CHF 2,560 million decreased 6%, mainly driven by lower other revenues. Other revenues in 2020 included the SIX equity investment revaluation gain of CHF 50 million, the gain related to the completed transfer of the InvestLab fund platform of CHF 25 million and the Allfunds Group equity investment revaluation gain of CHF 38 million. Other revenues in 2019 included the SIX equity investment revaluation gain of CHF 157 million and the gain of CHF 98 million related to the transfer of the InvestLab fund platform. Net interest income of CHF 1,069 million decreased 5%, with lower deposit margins on lower average deposit volumes and lower loan margins on stable average loan volumes. Recurring commissions and fees of CHF 665 million were stable, with higher fund and investment advisory fees and higher fees from lending activities, offset by lower banking services fees. Transaction-based revenues of CHF 755 million increased 3%, mainly reflecting higher revenues from GTS, higher revenues from our Swiss investment banking business and increased brokerage and product issuing fees, partially offset by lower fees from foreign exchange client business and lower equity participations income, which included the lower dividend from our ownership interest in SIX Group.
Provision for credit losses
The Corporate & Institutional Clients loan portfolio has relatively low concentrations and is mainly secured by real estate, securities and other financial collateral.
In 2020, Corporate & Institutional Clients recorded provision for credit losses of CHF 208 million compared to CHF 63 million in 2019. The provision for credit losses in 2020 reflected the impact on our commodity trade finance and Swiss corporate portfolios from the expected deterioration of macroeconomic factors under the CECL methodology, primarily in the first quarter of 2020, and a single case in our commodity trade finance portfolio in the third quarter of 2020.
Results – Corporate & Institutional Clients
	in / end of			% change
	2020	2019	2018	20 / 19	19 / 18
Statements of operations (CHF million)
Net revenues	2,560	2,719	2,540	(6)	7
Provision for credit losses	208	63	97	230	(35)
Compensation and benefits	809	846	826	(4)	2
General and administrative expenses	396	404	432	(2)	(6)
Commission expenses	114	115	126	(1)	(9)
Restructuring expenses	9	–	35	–	–
Total other operating expenses	519	519	593	0	(12)
Total operating expenses	1,328	1,365	1,419	(3)	(4)
Income before taxes	1,024	1,291	1,024	(21)	26
Statement of operations metrics (%)
Cost/income ratio	51.9	50.2	55.9	–	–
Net revenue detail (CHF million)
Net interest income	1,069	1,125	1,155	(5)	(3)
Recurring commissions and fees	665	663	680	0	(3)
Transaction-based revenues	755	732	738	3	(1)
Other revenues	71	199	(33)	(64)	–
Net revenues	2,560	2,719	2,540	(6)	7
Number of relationship managers
Number of relationship managers	480	510	520	(6)	(2)

Total operating expenses
Compared to 2019, total operating expenses of CHF 1,328 million decreased 3%, primarily reflecting lower compensation and benefits. Compensation and benefits of CHF 809 million decreased 4%, driven by lower allocated corporate function costs and lower salary expenses. General and administrative expenses of CHF 396 million decreased 2%, primarily reflecting lower allocated corporate function costs, lower occupancy expenses, decreased professional services fees and lower travel and entertainment expenses, partially offset by higher litigation provisions.
2019 results details
Income before taxes of CHF 1,291 million increased 26% compared to 2018, reflecting higher net revenues, lower total operating expenses and lower provision for credit losses.
Net revenues
Compared to 2018, net revenues of CHF 2,719 million increased 7%, driven by the SIX equity investment revaluation gain of CHF 157 million and the gain of CHF 98 million related to the transfer of the InvestLab fund platform, both reflected in other revenues. Net interest income of CHF 1,125 million decreased 3%, reflecting lower loan margins on slightly higher average loan volumes, partially offset by higher deposit margins on stable average deposit volumes. Recurring commissions and fees of CHF 663 million decreased 3%, mainly driven by lower fees banking services fees. Transaction-based revenues of CHF 732 million were stable, mainly reflecting lower client activity and lower revenues from our Swiss investment banking business, offset by higher revenues from GTS and higher equity participations income.
Provision for credit losses
The Corporate & Institutional Clients loan portfolio has relatively low concentrations and is mainly secured by real estate, securities and other financial collateral.
In 2019, Corporate & Institutional Clients recorded provision for credit losses of CHF 63 million compared to CHF 97 million in 2018. The decrease reflected lower new provisions and higher releases of provision for credit losses.
Total operating expenses
Compared to 2018, total operating expenses of CHF 1,365 million decreased 4%, primarily reflecting restructuring expenses incurred in 2018 and lower general and administrative expenses, partially offset by 2% higher compensation and benefits. General and administrative expenses of CHF 404 million decreased 6%, primarily reflecting lower litigation provisions. Compensation and benefits of CHF 846 million increased 2%, driven by higher pension expenses and higher deferred compensation expenses from prior-year awards.
Assets under management
As of the end of 2020, assets under management of CHF 462.6 billion were CHF 26.2 billion higher compared to the end of 2019, mainly driven by favorable market movements and net new assets, partially offset by unfavorable foreign exchange-related movements. Net new assets of CHF 13.7 billion mainly reflected inflows from our pension business.
As of the end of 2019, assets under management of CHF 436.4 billion were CHF 87.7 billion higher compared to the end of 2018, mainly driven by net new assets and favorable market movements. Net new assets of CHF 45.3 billion reflected strong inflows from our pension business.

International Wealth Management
In 2020, we reported income before taxes of CHF 1,052 million and net revenues of CHF 4,837 million. Income before taxes decreased 49% compared to 2019, primarily reflecting lower net revenues.
Results summary
2020 results
In 2020, income before taxes of CHF 1,052 million decreased 49% compared to 2019. Net revenues of CHF 4,837 million decreased 17% compared to 2019, driven by an impairment loss of CHF 414 million from York in Asset Management, reflected in other revenues. Other revenues in 2020 also included a gain of CHF 218 million related to the completed transfer of the InvestLab fund platform in the first quarter of 2020, reflected in Asset Management and Private Banking, as well as a SIX equity investment revaluation gain of CHF 61 million and an Allfunds Group equity investment revaluation gain of CHF 51 million in the fourth quarter of 2020, both reflected in Private Banking. Other revenues in 2019 included a SIX equity investment revaluation gain of CHF 192 million, a gain of CHF 131 million related to the transfer of the InvestLab fund platform and gains on the sale of real estate of CHF 45 million, all reflected in Private Banking. Transaction- and performance-based revenues decreased 11%, mainly driven by the gains on the sale of our remaining economic interest in a third-party manager relating to a private equity investment in Asset Management in 2019. Net interest income decreased 11%, driven by lower deposit margins on higher average deposit volumes, lower loan margins on lower average loan volumes and lower treasury revenues. Recurring commissions and fees decreased 4%. Provision for credit losses was CHF 110 million on a net loan portfolio of CHF 52.2 billion, compared to CHF 49 million provision for credit losses on a net loan portfolio of CHF 53.8 billion in 2019. Provision for credit losses in 2020 was mainly related to ship finance. Total operating expenses of CHF 3,675 million were stable compared to 2019, with lower compensation and benefits and lower general and administrative expenses offset by restructuring expenses of CHF 55 million in 2020.
Results in 2020 were impacted by the weakening of the average rate of the US dollar against the Swiss franc, which adversely impacted revenues, but favorably impacted expenses.
The COVID-19 pandemic negatively affected our business performance in 2020, including higher provision for credit losses, adverse foreign exchange-related movements and a sharp reduction in US dollar interest rates. The outlook of our business is uncertain due to the continued pandemic and its related economic impacts, including lower interest rates and potential credit losses. Potentially lower average assets under management due to the volatility in financial markets, lower performance fees and investment-related revenues and a shift towards lower risk asset classes may continue to impact results in our Asset Management business.
> Refer to “COVID-19 pandemic and related regulatory measures” in Credit Suisse for further information.
Divisional results
	in / end of			% change
	2020	2019	2018	20 / 19	19 / 18
Statements of operations (CHF million)
Net revenues	4,837	5,816	5,320	(17)	9
Provision for credit losses	110	49	37	124	32
Compensation and benefits	2,310	2,377	2,311	(3)	3
General and administrative expenses	1,080	1,103	1,020	(2)	8
Commission expenses	230	222	227	4	(2)
Restructuring expenses	55	–	115	–	–
Total other operating expenses	1,365	1,325	1,362	3	(3)
Total operating expenses	3,675	3,702	3,673	(1)	1
Income before taxes	1,052	2,065	1,610	(49)	28
Statement of operations metrics (%)
Return on regulatory capital	19.6	37.3	30.4	–	–
Cost/income ratio	76.0	63.7	69.0	–	–
Number of employees (full-time equivalents)
Number of employees	9,850	10,230	9,930	(4)	3

Divisional results (continued)
	in / end of			% change
	2020	2019	2018	20 / 19	19 / 18
Net revenues (CHF million)
Private Banking	3,747	4,181	3,782	(10)	11
Asset Management	1,090	1,635	1,538	(33)	6
Net revenues	4,837	5,816	5,320	(17)	9
Net revenue detail (CHF million)
Net interest income	1,265	1,419	1,481	(11)	(4)
Recurring commissions and fees	2,139	2,231	2,230	(4)	0
Transaction- and performance-based revenues	1,598	1,801	1,613	(11)	12
Other revenues	(165)	365	(4)	–	–
Net revenues	4,837	5,816	5,320	(17)	9
Balance sheet statistics (CHF million)
Total assets	95,206	91,277	90,354	4	1
Net loans	52,189	53,794	51,695	(3)	4
of which Private Banking	52,175	53,771	51,684	(3)	4
Risk-weighted assets	43,000	43,529	40,359	(1)	8
Leverage exposure	104,014	99,085	97,099	5	2
2019 results
In 2019, income before taxes of CHF 2,065 million increased 28% compared to 2018. Net revenues of CHF 5,816 million increased 9% compared to 2018, mainly driven by higher other revenues including a SIX equity investment revaluation gain of CHF 192 million, a gain of CHF 131 million related to the transfer of the InvestLab fund platform and gains on the sale of real estate of CHF 45 million. 2018 included a gain on the sale of our investment in Euroclear of CHF 37 million in Private Banking. Higher transaction- and performance-based revenues were partially offset by lower net interest income. Higher transaction- and performance-based revenues mainly reflected the gains on the sale of our remaining economic interest in a third-party manager relating to a private equity investment in Asset Management and higher client activity, higher revenues from GTS and higher performance fees in Private Banking. Lower net interest income mainly reflected lower treasury revenues. Recurring commissions and fees were stable, with higher asset management fees offset by lower discretionary mandate management fees. Provision for credit losses was CHF 49 million on a net loan portfolio of CHF 53.8 billion. Total operating expenses of CHF 3,702 million were stable compared to 2018, with higher general and administrative expenses and higher compensation and benefits offset by restructuring expenses incurred in 2018.
Capital and leverage metrics
As of the end of 2020, we reported risk-weighted assets of CHF 43.0 billion, a decrease of CHF 0.5 billion compared to the end of 2019, driven by movements in risk levels, primarily driven by the impairment loss from York Capital Management and a decreased advanced CVA due to a reduction in derivative exposures, and a negative foreign exchange impact. These decreases were partially offset by methodology and policy changes, reflecting the phase-in of certain Basel III revisions for credit risk, primarily related to the standardized approach for counterparty credit risk (SA-CCR), and internal model and parameter updates in credit risk as well as market risk. Internal model and parameter updates in credit risk reflected a regular data update pertaining to the advanced CVA model, primarily due to increased market volatility, and internal model and parameter updates in market risk were driven by the market data update for regulatory VaR as a result of the significant market volatility in the first half of 2020. Leverage exposure of CHF 104.0 billion was CHF 4.9 billion higher compared to the end of 2019, driven by business growth and an increase in high-quality liquid assets.

Reconciliation of adjusted results
	Private Banking			Asset Management			International Wealth Management
in	2020	2019	2018	2020	2019	2018	2020	2019	2018
Adjusted results (CHF million)
Net revenues	3,747	4,181	3,782	1,090	1,635	1,538	4,837	5,816	5,320
Real estate (gains)/losses	0	(45)	(2)	0	0	0	0	(45)	(2)
(Gains)/losses on business sales	0	0	(37)	0	0	(18)	0	0	(55)
Adjusted net revenues	3,747	4,136	3,743	1,090	1,635	1,520	4,837	5,771	5,263
Provision for credit losses	110	48	37	0	1	0	110	49	37
Total operating expenses	2,546	2,547	2,511	1,129	1,155	1,162	3,675	3,702	3,673
Restructuring expenses	(37)	–	(89)	(18)	–	(26)	(55)	–	(115)
Major litigation provisions	11	30	0	0	0	0	11	30	0
Expenses related to real estate disposals	(5)	(17)	–	(2)	(4)	–	(7)	(21)	–
Expenses related to business sales	0	0	0	0	0	(47)	0	0	(47)
Adjusted total operating expenses	2,515	2,560	2,422	1,109	1,151	1,089	3,624	3,711	3,511
Income/(loss) before taxes	1,091	1,586	1,234	(39)	479	376	1,052	2,065	1,610
Total adjustments	31	(58)	50	20	4	55	51	(54)	105
Adjusted income/(loss) before taxes	1,122	1,528	1,284	(19)	483	431	1,103	2,011	1,715
Adjusted return on regulatory capital (%)	–	–	–	–	–	–	20.6	36.3	32.4
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjusted results" in Credit Suisse for further information.
Private Banking
2020 results details
Income before taxes of CHF 1,091 million decreased 31% compared to 2019, primarily reflecting lower net revenues.
Net revenues
Compared to 2019, net revenues of CHF 3,747 million were 10% lower, driven by significantly lower other revenues, lower net interest income and lower recurring commissions and fees, partially offset by higher transaction- and performance-based revenues. Other revenues in 2020 included the SIX equity investment revaluation gain of CHF 61 million, the Allfunds Group equity investment revaluation gain of CHF 51 million and the gain of CHF 15 million related to the completed transfer of the InvestLab fund platform. Other revenues in 2019 included the SIX equity investment revaluation gain of CHF 192 million, the gain of CHF 131 million related to the transfer of the InvestLab fund platform and the gains on the sale of real estate of CHF 45 million. Net interest income of CHF 1,265 million decreased 11%, with lower deposit margins on higher average deposit volumes, lower loan margins on lower average loan volumes and lower treasury revenues. Recurring commissions and fees of CHF 1,136 million decreased 6%, mainly driven by lower investment product management fees and lower discretionary mandate management fees. Transaction- and performance-based revenues of CHF 1,221 million increased 3%, mainly reflecting higher revenues from GTS and higher client activity, partially offset by lower equity participations income, which included a lower dividend from our ownership interest in SIX Group, lower performance fees and lower corporate advisory fees from integrated solutions.
Provision for credit losses
The Private Banking loan portfolio primarily comprises lombard loans, mainly backed by listed securities, ship finance and real estate mortgages.
In 2020, Private Banking recorded provision for credit losses of CHF 110 million, compared to CHF 48 million in 2019. Provision for credit losses in 2020 was mainly related to ship finance.
Total operating expenses
Compared to 2019, total operating expenses of CHF 2,546 million were stable, with lower compensation and benefits, offset by restructuring expenses of CHF 37 million in 2020. Compensation and benefits of CHF 1,658 million decreased 2%, mainly reflecting lower discretionary compensation expenses, partially offset by higher deferred compensation expenses from prior-year awards. General and administrative expenses of CHF 707 million were stable, primarily reflecting lower allocated corporate function costs and lower travel and entertainment expenses, offset by higher professional services fees and higher litigation provisions.

Results – Private Banking
	in / end of			% change
	2020	2019	2018	20 / 19	19 / 18
Statements of operations (CHF million)
Net revenues	3,747	4,181	3,782	(10)	11
Provision for credit losses	110	48	37	129	30
Compensation and benefits	1,658	1,688	1,601	(2)	5
General and administrative expenses	707	710	667	0	6
Commission expenses	144	149	154	(3)	(3)
Restructuring expenses	37	–	89	–	–
Total other operating expenses	888	859	910	3	(6)
Total operating expenses	2,546	2,547	2,511	0	1
Income before taxes	1,091	1,586	1,234	(31)	29
Statement of operations metrics (%)
Cost/income ratio	67.9	60.9	66.4	–	–
Net revenue detail (CHF million)
Net interest income	1,265	1,419	1,481	(11)	(4)
Recurring commissions and fees	1,136	1,205	1,224	(6)	(2)
Transaction- and performance-based revenues	1,221	1,186	1,036	3	14
Other revenues	125	371	41	(66)	–
Net revenues	3,747	4,181	3,782	(10)	11
Margins on assets under management (bp)
Gross margin [1]	107	115	103	–	–
Net margin [2]	31	44	34	–	–
Number of relationship managers
Number of relationship managers	1,140	1,150	1,110	(1)	4
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
Margins
Our gross margin was 107 basis points in 2020, eight basis points lower compared to 2019, driven by lower other revenues and lower net interest income, partially offset by a 4.0% decrease in average assets under management.
> Refer to “Assets under management” for further information.
Our net margin was 31 basis points in 2020, 13 basis points lower compared to 2019, mainly reflecting lower net revenues, partially offset by the lower average assets under management.
2019 results details
Income before taxes of CHF 1,586 million increased 29% compared to 2018, primarily reflecting higher net revenues.
Net revenues
Compared to 2018, net revenues of CHF 4,181 million were 11% higher, mainly driven by higher other revenues. Other revenues included the SIX equity investment revaluation gain of CHF 192 million, the gain of CHF 131 million related to the transfer of the InvestLab fund platform and the gains on the sale of real estate of CHF 45 million. 2018 included the gain on the sale of our investment in Euroclear of CHF 37 million. Transaction- and performance-based revenues of CHF 1,186 million increased 14%, mainly reflecting higher client activity, higher revenues from GTS, increased performance fees and higher corporate advisory fees related to integrated solutions. Net interest income of CHF 1,419 million decreased 4%, mainly reflecting lower treasury revenues. Recurring commissions and fees of CHF 1,205 million decreased 2%, mainly reflecting lower discretionary mandate management fees and lower investment product management fees, partially offset by higher fees from lending activities.
Provision for credit losses
In 2019, Private Banking recorded provision for credit losses of CHF 48 million, compared to CHF 37 million in 2018, driven by various individual cases.

Total operating expenses
Compared to 2018, total operating expenses of CHF 2,547 million were stable, with higher compensation and benefits and higher general and administrative expenses, offset by restructuring expenses incurred in 2018. Compensation and benefits of CHF 1,688 million increased 5%, mainly reflecting higher deferred compensation expenses from prior-year awards, higher salary expenses and higher social security and pension expenses. General and administrative expenses of CHF 710 million increased 6%, primarily reflecting higher allocated corporate function costs.
Assets under management
As of the end of 2020, assets under management of CHF 365.4 billion were CHF 4.6 billion lower compared to the end of 2019, driven by unfavorable foreign exchange-related movements, partially offset by net new assets and favorable market movements. Net new assets of CHF 16.7 billion mainly reflected inflows from both emerging markets and Western Europe.
As of the end of 2019, assets under management of CHF 370.0 billion were CHF 12.5 billion higher compared to the end of 2018, driven by favorable market movements and net new assets, partially offset by structural effects and unfavorable foreign exchange-related movements. Net new assets of CHF 11.0 billion mainly reflected inflows from emerging markets.
Assets under management – Private Banking
	in / end of			% change
	2020	2019	2018	20 / 19	19 / 18
Assets under management (CHF billion)
Assets under management	365.4	370.0	357.5	(1.2)	3.5
Average assets under management	349.8	364.5	368.1	(4.0)	(1.0)
Assets under management by currency (CHF billion)
USD	180.5	179.2	170.3	0.7	5.2
EUR	110.4	101.4	106.7	8.9	(5.0)
CHF	17.9	18.7	17.5	(4.3)	6.9
Other	56.6	70.7	63.0	(19.9)	12.2
Assets under management	365.4	370.0	357.5	(1.2)	3.5
Growth in assets under management (CHF billion)
Net new assets	16.7	11.0	14.2	–	–
Other effects	(21.3)	1.5	(23.6)	–	–
of which market movements	11.6	31.1	(12.0)	–	–
of which foreign exchange	(28.8)	(8.2)	(7.8)	–	–
of which other	(4.1)	(21.4)	(3.8)	–	–
Growth in assets under management	(4.6)	12.5	(9.4)	–	–
Growth in assets under management (%)
Net new assets	4.5	3.1	3.9	–	–
Other effects	(5.7)	0.4	(6.5)	–	–
Growth in assets under management	(1.2)	3.5	(2.6)	–	–

Asset Management
2020 results details
In 2020, we reported a loss before taxes of CHF 39 million compared to income before taxes of CHF 479 million in 2019. The decrease mainly reflected lower net revenues due to the impairment loss from York.
Net revenues
Compared to 2019, net revenues of CHF 1,090 million decreased 33%, mainly driven by the CHF 414 million impairment loss from York reflected in investment and partnership income. Investment and partnership income in 2020 also included the gain of CHF 203 million related to the completed transfer of the InvestLab fund platform, while 2019 included the gains on the sale of our remaining economic interest in a third-party manager relating to a private equity investment. Performance and placement revenues of CHF 170 million decreased 30%, mainly reflecting investment-related losses in 2020 compared to gains in 2019 and lower placement fees. Management fees of CHF 1,050 million decreased 6%, primarily reflecting lower real estate-related transaction fees.
Total operating expenses
Compared to 2019, total operating expenses of CHF 1,129 million decreased 2%, reflecting lower compensation and benefits and lower general and administrative expenses, partially offset by restructuring expenses of CHF 18 million in 2020. Compensation and benefits of CHF 652 million decreased 5%, primarily reflecting lower discretionary compensation expenses, partially offset by higher allocated corporate function costs. General and administrative expenses of CHF 373 million decreased 5%, primarily reflecting lower travel and entertainment expenses and lower allocated corporate function costs.
Results – Asset Management
	in			% change
	2020	2019	2018	20 / 19	19 / 18
Statements of operations (CHF million)
Net revenues	1,090	1,635	1,538	(33)	6
Provision for credit losses	0	1	0	(100)	–
Compensation and benefits	652	689	710	(5)	(3)
General and administrative expenses	373	393	353	(5)	11
Commission expenses	86	73	73	18	–
Restructuring expenses	18	–	26	–	–
Total other operating expenses	477	466	452	2	3
Total operating expenses	1,129	1,155	1,162	(2)	(1)
Income/(loss) before taxes	(39)	479	376	–	27
Statement of operations metrics (%)
Cost/income ratio	103.6	70.6	75.6	–	–
Net revenue detail (CHF million)
Management fees	1,050	1,112	1,076	(6)	3
Performance and placement revenues	170	244	139	(30)	76
Investment and partnership income	(130)	279	323	–	(14)
Net revenues	1,090	1,635	1,538	(33)	6
of which recurring commissions and fees	1,003	1,026	1,006	(2)	2
of which transaction- and performance-based revenues	377	615	577	(39)	7
of which other revenues	(290)	(6)	(45)	–	(87)
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

2019 results details
Income before taxes of CHF 479 million increased 27% compared to 2018, primarily reflecting higher net revenues.
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
Net revenues
Compared to 2018, net revenues of CHF 1,635 million increased 6%, reflecting higher performance and placement revenues and higher management fees, partially offset by lower investment and partnership income. Performance and placement revenues of CHF 244 million increased significantly, reflecting higher placement fees, higher performance fees including the sale of a private equity investment of a fund and investment-related gains in 2019 compared to losses in 2018. Management fees of CHF 1,112 million increased 3%, mainly reflecting higher average assets under management. Investment and partnership income of CHF 279 million decreased 14% mainly as 2018 included revenues from a business disposal and due to lower revenues from a single manager hedge fund, partially offset by gains on the sale of our remaining economic interest in a third-party manager relating to a private equity investment and higher revenues from our systematic market making business.
Total operating expenses
Compared to 2018, total operating expenses of CHF 1,155 million were stable, reflecting restructuring expenses incurred in 2018 and lower compensation and benefits, offset by higher general and administrative expenses. Compensation and benefits of CHF 689 million decreased 3%, primarily reflecting lower salary expenses and deferred compensation expenses from prior-year awards, mainly related to the 2018 business disposal. General and administrative expenses of CHF 393 million increased 11%, primarily reflecting higher professional services fees and higher allocated corporate function costs.
Assets under management
As of the end of 2020, assets under management of CHF 440.3 billion were CHF 2.4 billion higher compared to the end of 2019, mainly reflecting favorable market movements and net new assets, partially offset by structural effects and unfavorable foreign exchange-related movements. Net new assets of CHF 15.5 billion mainly reflected inflows from traditional investments. Structural effects included CHF 14.8 billion relating to the sale of Wincasa AG in 2012 following the conclusion in 2020 of a transition period regarding the related assets under management.
As of the end of 2019, assets under management of CHF 437.9 billion were CHF 49.2 billion higher compared to the end of 2018, mainly reflecting favorable market movements and net new assets. Net new assets of CHF 21.5 billion mainly reflected inflows from traditional and alternative investments.

Assets under management – Asset Management
	in / end of				% change
	2020		2019	2018	20 / 19	19 / 18
Assets under management (CHF billion)
Traditional investments	285.8		262.8	218.9	8.8	20.1
Alternative investments	109.5		130.6	124.6	(16.2)	4.8
Investments and partnerships	45.0		44.5	45.2	1.1	(1.5)
Assets under management	440.3		437.9	388.7	0.5	12.7
Average assets under management	428.7		416.3	397.8	3.0	4.7
Assets under management by currency (CHF billion)
USD	120.8		119.8	107.2	0.8	11.8
EUR	57.5		54.8	49.0	4.9	11.8
CHF	213.5		215.3	184.9	(0.8)	16.4
Other	48.5		48.0	47.6	1.0	0.8
Assets under management	440.3		437.9	388.7	0.5	12.7
Growth in assets under management (CHF billion)
Net new assets [1]	15.5		21.5	22.2	–	–
Other effects	(13.1)		27.7	(19.1)	–	–
of which market movements	18.4		33.7	(9.1)	–	–
of which foreign exchange	(14.2)		(5.3)	(3.4)	–	–
of which other	(17.3)	[2]	(0.7)	(6.6)	–	–
Growth in assets under management	2.4		49.2	3.1	–	–
Growth in assets under management (%)
Net new assets	3.5		5.5	5.8	–	–
Other effects	(3.0)		7.2	(5.0)	–	–
Growth in assets under management	0.5		12.7	0.8	–	–
1 Includes outflows for private equity assets reflecting realizations at cost and unfunded commitments on which a fee is no longer earned.
2 Includes CHF 14.8 billion relating to the sale of Wincasa AG in 2012 following the conclusion in 2020 of a transition period regarding the related assets under management.

Asia Pacific
In 2020, we reported income before taxes of CHF 828 million and net revenues of CHF 3,155 million. Income before taxes decreased 10% compared to 2019, primarily reflecting higher provision for credit losses, partially offset by higher net revenues.
Results summary
2020 results
In 2020, income before taxes of CHF 828 million decreased 10% compared to 2019, mainly due to higher provision for credit losses, partially offset by higher net revenues. Net revenues of CHF 3,155 million increased 4%, driven by higher transaction-based revenues, partially offset by lower net interest income, lower other revenues and lower recurring commissions and fees. Other revenues in 2020 included a gain of CHF 25 million related to the completed transfer of the InvestLab fund platform to Allfunds Group and an Allfunds Group equity investment revaluation gain of CHF 38 million. Other revenues in 2019 included a gain of CHF 98 million related to the transfer of the InvestLab fund platform. Provision for credit losses was CHF 236 million on a net loan portfolio of CHF 38.6 billion compared to CHF 55 million of provision for credit losses on a net loan portfolio of CHF 46.0 billion in 2019. Provision for credit losses in 2020 was driven by several individual cases across various industries, including relating to airline, catering and food and beverage companies. Compared to 2019, total operating expenses of CHF 2,091 million increased 2%, primarily reflecting higher compensation and benefits.
Results in 2020 were impacted by the weakening of the average rate of the US dollar against the Swiss franc, which adversely impacted revenues, but favorably impacted expenses.
Our operating environment and results in 2020 were significantly influenced by the global impact of the COVID-19 pandemic. Reactions of investors and central banks and a sharp reduction in US dollar interest rates significantly increased volatility in financial markets and led to higher credit losses. These effects could have an impact on our results, including potentially adverse impacts on credit losses and mark-to-market losses in our financing business.
> Refer to “COVID-19 pandemic and related regulatory measures” in Credit Suisse for further information.
Divisional results
	in / end of			% change
	2020	2019	2018	20 / 19	19 / 18
Statements of operations (CHF million)
Net revenues	3,155	3,029	2,759	4	10
Provision for credit losses	236	55	28	329	96
Compensation and benefits	1,319	1,285	1,244	3	3
General and administrative expenses	614	620	670	(1)	(7)
Commission expenses	154	147	148	5	(1)
Restructuring expenses	4	–	37	–	–
Total other operating expenses	772	767	855	1	(10)
Total operating expenses	2,091	2,052	2,099	2	(2)
Income before taxes	828	922	632	(10)	46
Statement of operations metrics (%)
Return on regulatory capital	22.0	21.3	16.4	–	–
Cost/income ratio	66.3	67.7	76.1	–	–
Balance sheet statistics (CHF million)
Total assets	67,356	73,719	69,643	(9)	6
Net loans	38,625	45,969	42,852	(16)	7
Risk-weighted assets	26,589	31,857	31,585	(17)	1
Leverage exposure	74,307	81,090	77,417	(8)	5
Number of employees (full-time equivalents)
Number of employees	6,890	6,530	6,200	6	5

Divisional results (continued)
	in / end of			% change
	2020	2019	2018	20 / 19	19 / 18
Net revenue detail (CHF million)
Net interest income	1,071	1,118	964	(4)	16
Recurring commissions and fees	348	378	378	(8)	0
Transaction-based revenues	1,670	1,433	1,416	17	1
Other revenues	66	100	1	(34)	–
Net revenues	3,155	3,029	2,759	4	10
Margins on assets under management (annualized) (bp)
Gross margin [1]	147	141	137	–	–
Net margin [2]	39	43	31	–	–
Number of relationship managers
Number of relationship managers	600	600	580	0	3
Net interest income includes a term spread credit on stable deposit funding and a term spread charge on loans. Recurring commissions and fees includes investment product management, discretionary mandate and other asset management-related fees, fees for general banking products and services and revenues from wealth structuring solutions. Transaction-based revenues arise primarily from brokerage and product issuing fees, fees from foreign exchange client transactions, trading and sales income including revenues from GTS, financing, underwriting and advisory fees, equity participations income and other transaction-based income. Financing revenues include unrealized mark-to-market movements on our fair valued portfolio.

1 Net revenues divided by average assets under management.
2 Income before taxes divided by average assets under management.
Reconciliation of adjusted results
	Asia Pacific
in	2020	2019	2018
Adjusted results (CHF million)
Net revenues	3,155	3,029	2,759
Provision for credit losses	236	55	28
Total operating expenses	2,091	2,052	2,099
Restructuring expenses	(4)	–	(37)
Major litigation provisions	0	0	(79)
Adjusted total operating expenses	2,087	2,052	1,983
Income before taxes	828	922	632
Total adjustments	4	0	116
Adjusted income before taxes	832	922	748
Adjusted return on regulatory capital (%)	22.1	21.3	19.4
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjusted results" in Credit Suisse for further information.
2019 results
In 2019, income before taxes of CHF 922 million increased 46% compared to 2018, mainly due to higher net revenues and lower total operating expenses. Net revenues of CHF 3,029 million increased 10%, mainly driven by higher net interest income and a gain of CHF 98 million related to the transfer of the InvestLab fund platform to Allfunds Group reflected in other revenues. Provision for credit losses was CHF 55 million on a net loan portfolio of CHF 46.0 billion. Compared to 2018, total operating expenses of CHF 2,052 million decreased 2%, mainly reflecting lower general and administrative expenses, partially offset by higher compensation and benefits. 2018 included litigation provisions related to the US Department of Justice (DoJ) and US Securities and Exchange Commission (SEC) investigations regarding our hiring practices in the Asia Pacific region between 2007 and 2013, which were resolved, as well as restructuring expenses of CHF 37 million.
Capital and leverage metrics
As of the end of 2020, we reported risk-weighted assets of CHF 26.6 billion, a decrease of CHF 5.3 billion compared to the end of 2019, primarily reflecting a negative foreign exchange impact and lower business usage. Leverage exposure was CHF 74.3 billion, a decrease of CHF 6.8 billion compared to the end of 2019, mainly driven by a negative foreign exchange impact.
2020 results details
Income before taxes of CHF 828 million decreased 10% compared to 2019, reflecting higher provision for credit losses and higher total operating expenses, partially offset by higher net revenues.

Net revenues
Net revenues of CHF 3,155 million increased 4% compared to 2019, reflecting higher transaction-based revenues, partially offset by lower net interest income, lower other revenues and lower recurring commissions and fees. Transaction-based revenues increased 17% to CHF 1,670 million, primarily reflecting higher revenues from GTS, higher client activity, higher structured equity origination and equity underwriting revenues, partially offset by lower financing revenues and lower fees from mergers and acquisitions (M&A) transactions. Financing revenues reflected unrealized mark-to-market losses on our fair valued portfolio. Net interest income decreased 4% to CHF 1,071 million, mainly reflecting significantly lower deposit margins on lower average deposit volumes and lower average loan volumes despite higher loan margins, partially offset by higher treasury revenues. Other revenues in 2020 included a gain of CHF 25 million related to the completed transfer of the InvestLab fund platform to Allfunds Group and the Allfunds Group equity investment revaluation gain of CHF 38 million compared to a gain of CHF 98 million related to the transfer of the InvestLab fund platform in 2019. Recurring commissions and fees of CHF 348 million decreased 8%, mainly reflecting lower investment product management fees, security account and custody services fees and fees from lending activities, partially offset by higher discretionary mandate management fees.
Provision for credit losses
The loan portfolio primarily comprises lombard loans, which are mainly backed by listed securities, share-backed loans and secured and unsecured loans to corporates.
In 2020, we recorded provision for credit losses of CHF 236 million compared to provision for credit losses of CHF 55 million in 2019. Provision for credit losses in 2020 was driven by several individual cases across various industries, including relating to airline, catering and food and beverage companies.
Total operating expenses
Total operating expenses of CHF 2,091 million increased 2% compared to 2019, mainly reflecting higher compensation and benefits. Compensation and benefits increased 3% to CHF 1,319 million, mainly reflecting higher discretionary compensation expenses and higher deferred compensation expenses from prior-year awards, largely offset by lower salary expenses. General and administrative expenses of CHF 614 million were stable, mainly due to lower travel and entertainment expenses and lower allocated corporate function costs, offset by higher IT machinery and equipment costs and higher professional services fees.
Margins
Our gross margin was 147 basis points in 2020, six basis points higher compared to 2019, mainly reflecting higher transaction-based revenues, partially offset by lower net interest income and lower other revenues.
> Refer to “Assets under management” for further information.
Our net margin was 39 basis points in 2020, four basis points lower compared to 2019, mainly reflecting higher provision for credit losses, partially offset by higher net revenues.
2019 results details
Income before taxes of CHF 922 million increased 46% compared to 2018 reflecting higher net revenues and lower total operating expenses, partially offset by higher provision for credit losses.
Net revenues
Net revenues of CHF 3,029 million increased 10% compared to 2018, mainly reflecting higher net interest income and the gain of CHF 98 million related to the transfer of the InvestLab fund platform to Allfunds Group reflected in other revenues. Net interest income increased 16% to CHF 1,118 million, mainly reflecting higher treasury revenues and higher average loan volumes despite slightly lower loan margins. Transaction-based revenues of CHF 1,433 million were stable, primarily reflecting higher revenues from GTS, higher client activity and higher debt underwriting revenues, offset by lower fees from M&A transactions and lower equity underwriting revenues. Recurring commissions and fees of CHF 378 million were stable, mainly reflecting lower fees from lending activities, offset by higher investment product management fees, discretionary mandate management fees and investment advisory fees.
Provision for credit losses
The loan portfolio primarily comprises lombard loans, which are mainly backed by listed securities, share-backed loans and secured and unsecured loans to corporates.
In 2019, we recorded provision for credit losses of CHF 55 million relating to several individual cases, including provisions relating to an Indian infrastructure development company and an Indonesian healthcare company, compared to provision for credit losses of CHF 28 million in 2018.
Total operating expenses
Total operating expenses of CHF 2,052 million decreased 2% compared to 2018, mainly reflecting lower general and administrative expenses, partially offset by higher compensation and benefits. 2018 included litigation provisions related to the DoJ and SEC investigations regarding our hiring practices in the Asia Pacific region between 2007 and 2013, which were resolved, as well as restructuring expenses of CHF 37 million. General and administrative expenses decreased 7% to CHF 620 million, mainly due to the litigation provisions incurred in 2018, partially offset by higher allocated corporate function costs in 2019. Compensation and benefits increased 3% to CHF 1,285 million, primarily reflecting higher allocated corporate function costs and higher deferred compensation expenses from prior-year awards, largely offset by lower salary expenses and lower discretionary compensation expenses.

Assets under management
As of the end of 2020, assets under management of CHF 221.3 billion were CHF 1.3 billion higher compared to the end of 2019, mainly reflecting favorable market movements and net new assets, largely offset by unfavorable foreign exchange-related movements. Net new assets of CHF 8.6 billion mainly reflected inflows from Southeast Asia, Australia, Japan and Greater China.
As of the end of 2019, assets under management of CHF 220.0 billion were CHF 20.7 billion higher compared to the end of 2018, mainly reflecting favorable market movements and net new assets, partially offset by unfavorable foreign exchange-related movements. Net new assets of CHF 8.7 billion mainly reflected inflows from Greater China, Southeast Asia and Japan.
Assets under management
	in / end of			% change
	2020	2019	2018	20 / 19	19 / 18
Assets under management (CHF billion)
Assets under management	221.3	220.0	199.3	0.6	10.4
Average assets under management	214.9	215.2	201.5	(0.1)	6.8
Assets under management by currency (CHF billion)
USD	122.5	122.7	104.0	(0.2)	18.0
EUR	6.0	7.0	5.8	(14.3)	20.7
CHF	1.7	1.8	1.8	(5.6)	–
Other	91.1	88.5	87.7	2.9	0.9
Assets under management	221.3	220.0	199.3	0.6	10.4
Growth in assets under management (CHF billion)
Net new assets	8.6	8.7	14.4	–	–
Other effects	(7.3)	12.0	(11.9)	–	–
of which market movements	10.3	17.0	(12.7)	–	–
of which foreign exchange	(17.2)	(3.2)	(0.5)	–	–
of which other	(0.4)	(1.8)	1.3	–	–
Growth in assets under management	1.3	20.7	2.5	–	–
Growth in assets under management (%)
Net new assets	3.9	4.4	7.3	–	–
Other effects	(3.3)	6.0	(6.0)	–	–
Growth in assets under management	0.6	10.4	1.3	–	–

Investment Bank
In 2020, we reported income before taxes of CHF 1,655 million and net revenues of CHF 9,098 million, reflecting revenue growth and significantly improved profitability.
Results summary
2020 results
In 2020, we reported income before taxes of CHF 1,655 million and net revenues of CHF 9,098 million. Market conditions were impacted by the global COVID-19 pandemic as well as geopolitical and macroeconomic uncertainties related to the UK’s withdrawal from the EU and the US elections, resulting in record levels of volatility. Results in 2020 were impacted by the weakening of the average rate of the US dollar against the Swiss franc, which adversely impacted revenues, but favorably impacted expenses. Net revenues increased 11%, driven by broad-based growth across all businesses. Fixed income sales and trading revenues increased 20%, reflecting strong macro, credit and emerging markets trading activity. Equity sales and trading revenues increased 6%, reflecting higher equity derivatives and cash equities trading activity due to significantly increased trading volumes and volatility. Capital markets revenues increased 27%, reflecting significantly higher equity capital markets revenues and increased share of wallet. Advisory and other fees increased 1%, reflecting higher revenues from completed M&A transactions despite a decline in industry-wide issuance activity. Provision for credit losses was CHF 471 million in 2020 compared to CHF 104 million in 2019, driven by the application of the CECL methodology, as well as negative developments in our corporate lending portfolio across various industries. Negative other revenues in 2020 mainly reflected higher funding costs related to COVID-19 and a loss from a single name counterparty. Total operating expenses of CHF 6,972 million were stable in Swiss francs, but increased 6% in US dollars, reflecting increased compensation and benefits and higher general and administrative and restructuring expenses. In 2020, we incurred restructuring expenses of CHF 47 million.
Divisional results
	in / end of			% change
	2020	2019	2018	20 / 19	19 / 18
Statements of operations (CHF million)
Net revenues	9,098	8,161	8,004	11	2
Provision for credit losses	471	104	51	353	104
Compensation and benefits	3,934	3,940	3,761	–	5
General and administrative expenses	2,409	2,470	2,430	(2)	2
Commission expenses	582	621	591	(6)	5
Restructuring expenses	47	–	353	–	–
Total other operating expenses	3,038	3,091	3,374	(2)	(8)
Total operating expenses	6,972	7,031	7,135	(1)	(1)
Income before taxes	1,655	1,026	818	61	25
Statement of operations metrics (%)
Return on regulatory capital	12.2	7.1	5.9	–	–
Cost/income ratio	76.6	86.2	89.1	–	–
Balance sheet statistics (CHF million)
Total assets	270,488	266,257	257,998	2	3
Net loans	23,359	24,657	22,909	(5)	8
Risk-weighted assets	77,872	82,218	84,862	(5)	(3)
Risk-weighted assets (USD)	88,423	84,842	86,041	4	(1)
Leverage exposure	319,339	332,019	312,655	(4)	6
Leverage exposure (USD)	362,607	342,614	316,998	6	8
Number of employees (full-time equivalents)
Number of employees	17,560	17,050	15,590	3	9

Divisional results (continued)
	in			% change
	2020	2019	2018	20 / 19	19 / 18
Net revenue detail (CHF million)
Fixed income sales and trading	4,016	3,352	2,626	20	28
Equity sales and trading	2,410	2,278	2,141	6	6
Capital markets	2,353	1,860	2,244	27	(17)
Advisory and other fees	603	596	937	1	(36)
Other revenues [1]	(284)	75	56	–	34
Net revenues	9,098	8,161	8,004	11	2
1 Other revenues include treasury funding costs and changes in the carrying value of certain investments.
Reconciliation of adjusted results
	Investment Bank
in	2020	2019	2018
Adjusted results (CHF million)
Net revenues	9,098	8,161	8,004
Real estate (gains)/losses	0	(7)	0
Adjusted net revenues	9,098	8,154	8,004
Provision for credit losses	471	104	51
Total operating expenses	6,972	7,031	7,135
Restructuring expenses	(47)	–	(353)
Major litigation provisions	(24)	0	(10)
Expenses related to real estate disposals	(41)	(76)	–
Adjusted total operating expenses	6,860	6,955	6,772
Income before taxes	1,655	1,026	818
Total adjustments	112	69	363
Adjusted income before taxes	1,767	1,095	1,181
Adjusted return on regulatory capital (%)	13.1	7.6	8.5
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjusted results" in Credit Suisse for further information.
In 2020, operating conditions were impacted by unprecedented events, primarily driven by the global COVID-19 pandemic as well as geopolitical and macroeconomic uncertainties related to the UK’s withdrawal from the EU and the US elections. Uncertainty due to the spread of COVID-19 led to severe market dislocations including record levels of volatility, widening credit spreads and a collapse in energy prices. Major central banks and governments around the world responded by implementing unprecedented monetary and fiscal policy stimulus measures, which resulted in strong investor demand for yield with record debt and equity issuance levels and resulted in significantly higher volumes and client activity in our trading businesses, in particular our GTS business. However, the economic impact of the pandemic has had a negative impact on our credit exposures and may have an adverse impact on client sentiment and risk appetite going forward, which is likely to impact our results.
> Refer to “COVID-19 pandemic and related regulatory measures” in Credit Suisse for further information.
2019 results
In 2019, we reported income before taxes of CHF 1,026 million and net revenues of CHF 8,161 million. Revenue increased 2%, reflecting higher trading revenues, with particular strength in our GTS franchise, as we continued to focus on our institutional and wealth management clients, partially offset by lower revenues from capital markets and advisory and other fees. Fixed income sales and trading revenues increased 28%, driven by broad-based growth across all businesses, reflecting improved operating conditions. Equity sales and trading revenues increased 6%, reflecting higher prime services and stable equity derivatives revenues, partially offset by lower cash equities revenues due to lower trading volumes across regions. Capital markets revenues decreased 17%, reflecting a slowdown in leveraged finance activity across the market due to increased market volatility. Advisory revenues decreased 36%, mainly reflecting lower revenues from completed M&A transactions. Total operating expenses of CHF 7,031 million were stable compared to 2018, as higher compensation and benefits in 2019 were offset by restructuring expenses incurred in 2018.

Capital and leverage metrics
As of the end of 2020, risk-weighted assets were USD 88.4 billion, an increase of USD 3.6 billion compared to 2019. The increase was driven by methodology and policy changes, reflecting the phase-in of certain Basel III revisions in credit risk and movements in risk levels primarily in market and credit risk. Leverage exposure was USD 363 billion, an increase of USD 20.0 billion compared to 2019, reflecting increases in COVID-19 related buffers and HQLA.
2020 results details
Fixed income sales and trading
Fixed income sales and trading revenues of CHF 4,016 million increased 20% compared to 2019, reflecting higher revenues across most businesses, driven by increased trading volumes and client activity. Macro products revenues increased, due to significantly improved performance in our rates and foreign exchange businesses. Global credit products revenues increased significantly, driven by higher investment grade and leveraged finance trading activity across regions. In addition, emerging markets revenues increased, reflecting higher structured credit and trading client activity, particularly in Asia. In Swiss francs, securitized products revenues decreased slightly, while revenues in US dollars increased, reflecting higher agency trading revenues partially offset by lower non-agency trading activity.
Equity sales and trading
Equity sales and trading revenues of CHF 2,410 million increased 6% compared to 2019, reflecting higher equity derivatives and cash equities revenues. Equity derivatives revenues increased, driven by higher client activity in corporate and flow equity derivatives. Cash equities revenues increased due to higher trading and client activity across regions. In Swiss francs, prime services revenues decreased, while revenues in US dollars were stable, as higher client financing activity across regions was offset by lower commissions in listed derivatives.
Capital markets
Capital markets revenues of CHF 2,353 million increased 27% compared to 2019, reflecting strong client activity across equity and debt capital markets, driven by increased issuance activity. Equity capital markets revenues increased significantly, driven by higher initial public offering (IPO) issuances and follow-on activity. In addition, debt capital markets revenues increased, driven by higher investment grade issuance activity reflecting favorable market conditions including a continued low interest rate environment partially offset by lower leveraged finance activity.
Advisory and other fees
Revenues from advisory and other fees of CHF 603 million were stable compared to 2019, while revenues in US dollars increased 7%, driven by higher revenues from completed M&A transactions.
Provision for credit losses
The Investment Bank recorded provision for credit losses of CHF 471 million in 2020 compared to CHF 104 million in 2019, driven by the application of the CECL methodology, primarily due to sectors highly vulnerable to the COVID-19 pandemic, as well as negative developments in our corporate lending portfolio across various industries, mainly in the mining, real estate and oil and gas sectors.
Total operating expenses
Compared to 2019, total operating expenses of CHF 6,972 million were stable in Swiss francs, but increased 6% in US dollars, reflecting increased compensation and benefits and higher general and administrative and restructuring expenses. General and administrative expenses of CHF 2,409 million decreased 2%, mainly reflecting reduced travel and entertainment costs, lower allocated corporate function costs, and lower expenses related to real estate disposals, partially offset by increased revenue-related costs from capital markets transactions and higher UK bank levy expenses. Compensation and benefits of CHF 3,934 million were stable, as increased discretionary compensation expenses were offset by reduced salary expenses. In 2020, we incurred restructuring expenses of CHF 47 million.
2019 results details
Fixed income sales and trading
Fixed income sales and trading revenues of CHF 3,352 million increased 28% compared to 2018, reflecting higher revenue growth across all businesses due to improved operating conditions. Securitized products revenues increased, despite a significant gain in 2018 from the sale of an investment acquired in the normal course of business. Securitized products results reflected higher client activity across agency trading and our asset finance business, partially offset by reduced non-agency trading revenues. Global credit products revenues increased significantly, driven by higher investment grade trading activity, due to our investments in the franchise, and higher leveraged finance trading activity across regions. Emerging markets revenues increased, reflecting higher financing and trading activity across regions. In addition, macro products revenues increased, reflecting improved rates trading activity, partially offset by lower foreign exchange revenues.
Equity sales and trading
Equity sales and trading revenues of CHF 2,278 million increased 6% compared to 2018, reflecting higher prime services and higher equity derivatives revenues, partially offset by lower cash equities revenues. Prime services revenues increased, reflecting higher client financing activity and improved commissions in listed derivatives across regions. Equity derivatives revenues increased, reflecting higher client activity in structured equity derivatives, partially offset by reduced flow derivatives revenues. These increases were partially offset by lower cash equities revenues due to lower trading volumes across regions.
Capital markets
Capital markets revenues of CHF 1,860 million decreased 17% compared to 2018, reflecting lower debt issuance activity due to higher market volatility and stable equity capital markets revenues. Debt capital markets revenues decreased, primarily driven by lower leveraged finance and derivatives financing revenues. Equity capital markets revenues were stable, as higher revenues from convertible transactions were offset by lower IPO issuances and follow-on activity.
Advisory and other fees
Revenues from advisory and other fees of CHF 596 million decreased 36% compared to 2018, primarily driven by lower revenues from completed M&A transactions.
Provision for credit losses
The Investment Bank recorded provision for credit losses of CHF 104 million in 2019 compared to CHF 51 million in 2018. The increase in provision for credit losses was mainly driven by adverse developments on a single lending counterparty and a loss on the sale of non-core loans in our corporate lending portfolio.
Total operating expenses
Compared to 2018, total operating expenses of CHF 7,031 million were stable, as higher compensation and benefits in 2019 were offset by restructuring expenses incurred in 2018. Compensation and benefits increased 5%, reflecting higher salary expenses and higher deferred compensation expenses from prior-year awards. General and administrative expenses increased slightly, reflecting CHF 76 million of expenses related to real estate disposals and increased professional services fees, partially offset by lower allocated corporate function costs.
Global capital markets and advisory fees
	in			% change
	2020	2019	2018	20 / 19	19 / 18
Global capital markets and advisory fees (USD million)
Debt capital markets	1,356	1,203	1,448	13	(17)
Equity capital markets	1,192	570	690	109	(17)
Total capital markets	2,548	1,773	2,138	44	(17)
Advisory and other fees	800	752	1,099	6	(32)
Global capital markets and advisory fees	3,348	2,525	3,237	33	(22)
The Group’s global capital markets and advisory business operates across the Investment Bank, Asia Pacific and Swiss Universal Bank. In order to reflect the global performance and capabilities of this business and for enhanced comparability versus its peers, the table above aggregates total capital markets and advisory fees for the Group into a single metric in US dollar terms.

Corporate Center
In 2020, we reported a loss before taxes of CHF 2,172 million compared to a loss of CHF 1,866 million in 2019.
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
Treasury results include the impact of volatility in the valuations of certain central funding transactions such as structured notes issuances and swap transactions. Treasury results also include additional interest charges from transfer pricing to align funding costs to assets held in the Corporate Center and legacy funding costs.
The Asset Resolution Unit includes the residual portfolio of the Strategic Resolution Unit, which ceased to exist as a separate division of the Group at the beginning of 2019. The Asset Resolution Unit is separately presented within our Corporate Center disclosures, including related asset funding costs. Certain activities not linked to the underlying portfolio, such as legacy funding costs, legacy litigation provisions, a specific client compliance function and noncontrolling interests without significant economic interest, which were previously part of the Strategic Resolution Unit, are recorded in the Corporate Center and are not reflected in the Asset Resolution Unit. Prior periods have not been restated. Information about the Strategic Resolution Unit can be found in our previous Annual Reports.
> Refer to credit-suisse.com/annualreporting for prior year annual reports.
Other revenues primarily include required elimination adjustments associated with trading in own shares, treasury commissions charged to divisions, the cost of certain hedging transactions executed in connection with the Group’s RWA and valuation hedging impacts from long-dated legacy deferred compensation and retirement programs mainly relating to former employees.
Compensation and benefits include fair value adjustments on certain deferred compensation plans not allocated to the segments and fair value adjustments on certain other long-dated legacy deferred compensation and retirement programs mainly relating to former employees.
Corporate Center results
	in / end of				% change
	2020		2019	2018	20 / 19	19 / 18
Statements of operations (CHF million)
Treasury results	(356)		(501)	25	(29)	–
Asset Resolution Unit	(178)		(144)	–	24	–
Other	218		218	77	0	183
Net revenues	(316)		(427)	102	(26)	–
Provision for credit losses	9		7	1	29	–
Compensation and benefits	352		489	147	(28)	233
General and administrative expenses	1,407		875	202	61	333
Commission expenses	81		68	51	19	33
Restructuring expenses	7		–	(1)	–	–
Total other operating expenses	1,495		943	252	59	274
Total operating expenses	1,847		1,432	399	29	259
Income/(loss) before taxes	(2,172)		(1,866)	(298)	16	–
of which Asset Resolution Unit	(337)		(383)	–	(12)	–
Balance sheet statistics (CHF million)
Total assets	111,307		106,213	93,369	5	14
Risk-weighted assets	46,335		52,370	30,239	(12)	73
Leverage exposure	6,686	[1]	113,002	94,094	(94)	20
The Asset Resolution Unit includes the residual portfolio of the Strategic Resolution Unit, which ceased to exist as a separate division of the Group at the beginning of 2019. The Asset Resolution Unit is separately presented within our Corporate Center disclosures, including related asset funding costs.

1 As of the end of 2020 leverage exposure excludes CHF 110,677 million of central bank reserves, after adjusting for the dividend paid in 2020.

Reconciliation of adjusted results
	Corporate Center
in	2020	2019	2018
Adjusted results (CHF million)
Net revenues	(316)	(427)	102
Real estate (gains)/losses	0	24	(4)
(Gains)/losses on business sales	0	2	21
Adjusted net revenues	(316)	(401)	119
Provision for credit losses	9	7	1
Total operating expenses	1,847	1,432	399
Restructuring expenses	(7)	–	1
Major litigation provisions	(930)	(416)	(1)
Expenses related to real estate disposals	0	1	–
Adjusted total operating expenses	910	1,017	399
Loss before taxes	(2,172)	(1,866)	(298)
Total adjustments	937	441	17
Adjusted income/(loss) before taxes	(1,235)	(1,425)	(281)
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjusted results" in Credit Suisse for further information.
Results summary
2020 results
In 2020, we reported a loss before taxes of CHF 2,172 million compared to a loss of CHF 1,866 million in 2019. We reported negative net revenues of CHF 316 million in 2020, primarily driven by negative treasury results and the Asset Resolution Unit. Total operating expenses of CHF 1,847 million increased 29% compared to 2019, mainly reflecting higher general and administrative expenses, primarily driven by increased legacy litigation provisions of CHF 996 million in 2020, mainly in connection with mortgage-related matters, partially offset by lower compensation and benefits.
2019 results
In 2019, we reported a loss before taxes of CHF 1,866 million compared to a loss of CHF 298 million in 2018. We reported negative net revenues of CHF 427 million in 2019, driven by negative treasury results and negative net revenues related to the Asset Resolution Unit, partially offset by other revenues. Total operating expenses of CHF 1,432 million increased 259% compared to 2018, primarily reflecting higher general and administrative expenses, driven by increased legacy litigation provisions of CHF 465 million in 2019, mainly in connection with mortgage-related matters, partially offset by lower compensation and benefits.
Capital and leverage metrics
As of the end of 2020, we reported RWA of CHF 46.3 billion, a decrease of CHF 6.0 billion compared to the end of 2019, primarily driven by movements in risk levels, mainly in credit risk, primarily due to decreased advanced CVA and decreased derivatives exposures, and a negative foreign exchange impact. This was partially offset by internal model and parameter updates in credit risk, driven by a regular data update pertaining to the advanced CVA model, primarily due to increased market volatility. Leverage exposure was CHF 6.7 billion as of the end of 2019, a decrease of CHF 106.3 billion compared to the end of 2019, primarily reflecting the temporary exclusion of central bank reserves from the leverage exposure in 2020, as permitted by FINMA.
> Refer to “COVID-19 pandemic and related regulatory measures” in Credit Suisse for further information on the temporary exclusion in 2020.
2020 Results details
Net revenues
In 2020, we reported negative net revenues of CHF 316 million compared to CHF 427 million in 2019.
Negative treasury results of CHF 356 million in 2020 reflected losses of CHF 234 million with respect to structured notes volatility, negative revenues of CHF 147 million relating to funding activities, excluding Asset Resolution Unit-related asset funding costs, losses of CHF 50 million relating to hedging volatility and losses of CHF 34 million on fair-valued money market instruments. Negative revenues and losses were partially offset by gains of CHF 107 million relating to fair value option volatility on own debt.
In the Asset Resolution Unit, we reported negative net revenues of CHF 178 million in 2020 compared to CHF 144 million in 2019. The movement was primarily driven by lower revenues from portfolio assets.
Other revenues of CHF 218 million were stable compared to 2019, as the elimination of losses from trading in own shares compared to the elimination of gains in 2019 and a loss in 2019 related to a real estate sale were offset by the negative valuation impact from long-dated legacy deferred compensation and retirement programs and the valuation adjustment on a legacy exposure.
Provision for credit losses
In 2020, we recorded provision for credit losses of CHF 9 million compared to provision for credit losses of CHF 7 million in 2019.

Total operating expenses
Total operating expenses of CHF 1,847 million increased 29% compared to 2019, primarily reflecting higher general and administrative expenses, partially offset by lower compensation and benefits. General and administrative expenses of CHF 1,407 million increased 61%, primarily reflecting increased legacy litigation provisions of CHF 996 million, mainly in connection with mortgage-related matters. Compensation and benefits of CHF 352 million decreased 28%, mainly reflecting decreases in deferred compensation expenses from prior-year awards, discretionary compensation expenses and compensation and benefits related to the Asset Resolution Unit.
2019 Results details
Net revenues
In 2019, we reported negative net revenues of CHF 427 million compared to net revenues of CHF 102 million in 2018.
Negative treasury results of CHF 501 million in 2019 reflected losses of CHF 460 million with respect to structured notes volatility, primarily related to interest rate movements, and negative revenues of CHF 258 million relating to funding activities, excluding Asset Resolution Unit-related asset funding costs. Negative revenues and losses were partially offset by gains of CHF 109 million relating to fair value option volatility on own debt and gains of CHF 100 million relating to hedging volatility.
In the Asset Resolution Unit, we reported negative net revenues of CHF 144 million in 2019.
Other revenues of CHF 218 million increased CHF 141 million compared to 2018, mainly reflecting a positive valuation impact from long-dated legacy deferred compensation and retirement programs, the impact from the gross recognition of sublease rental income under the new accounting standard for leases and a positive impact from a specific client compliance function.
Provision for credit losses
In 2019, we recorded provision for credit losses of CHF 7 million compared to CHF 1 million in 2018. Provision for credit losses in 2019 was primarily related to the Asset Resolution Unit.
Total operating expenses
Total operating expenses of CHF 1,432 million increased 259% compared to 2018, primarily reflecting increases in general and administrative expenses and compensation and benefits. General and administrative expenses of CHF 875 million increased 333%, primarily reflecting increased litigation provisions of CHF 465 million, mainly in connection with mortgage-related matters previously recorded in the Strategic Resolution Unit, general and administrative expenses related to the Asset Resolution Unit and the impact from the gross recognition of sublease rental income under the new accounting standard for leases. Compensation and benefits of CHF 489 million increased 233%, primarily reflecting compensation and benefits related to the Asset Resolution Unit, higher deferred compensation expenses from prior-year awards and higher expenses for long-dated legacy deferred compensation and retirement programs.
Expense allocation to divisions
	in			% change
	2020	2019	2018	20 / 19	19 / 18
Expense allocation to divisions (CHF million)
Compensation and benefits	3,359	3,454	3,162	(3)	9
General and administrative expenses	3,193	2,879	2,283	11	26
Commission expenses	81	68	51	19	33
Restructuring expenses	37	–	374	–	–
Total other operating expenses	3,311	2,947	2,708	12	9
Total operating expenses before allocations to divisions	6,670	6,401	5,870	4	9
Net allocation to divisions	4,823	4,969	5,471	(3)	(9)
of which Swiss Universal Bank	1,032	1,063	1,091	(3)	(3)
of which International Wealth Management	972	976	999	0	(2)
of which Asia Pacific	664	669	661	(1)	1
of which Investment Bank	2,155	2,261	2,459	(5)	(8)
of which Strategic Resolution Unit [1]	–	–	261	–	–
Total operating expenses	1,847	1,432	399	29	259
Corporate services and business support, including in finance, operations, human resources, legal, compliance, risk management and IT, are provided by corporate functions, and the related costs are allocated to the segments and the Corporate Center based on their requirements and other relevant measures.

1 Beginning in 2019, the Strategic Resolution Unit ceased to exist as a separate division of the Group.

Asset Resolution Unit
	in / end of		% change
	2020	2019	20 / 19
Statements of operations (CHF million)
Revenues from portfolio assets	39	84	(54)
Asset funding costs	(217)	(228)	(5)
Net revenues	(178)	(144)	24
Provision for credit losses	(4)	5	–
Compensation and benefits	90	131	(31)
General and administrative expenses	68	95	(28)
Commission expenses	5	8	(38)
Total other operating expenses	73	103	(29)
Total operating expenses	163	234	(30)
Income/(loss) before taxes	(337)	(383)	(12)
Balance sheet statistics (CHF million)
Total assets	12,560	12,668	(1)
Risk-weighted assets (USD) [1]	9,930	10,750	(8)
Leverage exposure (USD)	20,532	20,719	(1)
1 Risk-weighted assets excluding operational risk were USD 8,963 million and USD 9,043 million as of the end of 2020 and 2019, respectively.

Assets under management
As of the end of 2020, assets under management were CHF 1,511.9 billion, stable compared to the end of 2019, with net new assets of CHF 42.0 billion.
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
Assets under management and client assets
	end of			% change
	2020	2019	2018	20 / 19	19 / 18
Assets under management (CHF billion)
Swiss Universal Bank – Private Clients	208.6	217.6	198.0	(4.1)	9.9
Swiss Universal Bank – Corporate & Institutional Clients	462.6	436.4	348.7	6.0	25.2
International Wealth Management – Private Banking	365.4	370.0	357.5	(1.2)	3.5
International Wealth Management – Asset Management	440.3	437.9	388.7	0.5	12.7
Asia Pacific	221.3	220.0	199.3	0.6	10.4
Strategic Resolution Unit [1]	–	–	0.5	–	–
Assets managed across businesses [2]	(186.3)	(174.7)	(147.8)	6.6	18.2
Assets under management	1,511.9	1,507.2	1,344.9	0.3	12.1
of which discretionary assets	483.0	489.7	442.9	(1.4)	10.6
of which advisory assets	1,028.9	1,017.5	902.0	1.1	12.8
Client assets (CHF billion) [3]
Swiss Universal Bank – Private Clients	262.5	260.4	231.2	0.8	12.6
Swiss Universal Bank – Corporate & Institutional Clients	562.2	534.4	454.5	5.2	17.6
International Wealth Management – Private Banking	465.5	474.0	430.5	(1.8)	10.1
International Wealth Management – Asset Management	440.3	437.9	388.7	0.5	12.7
Asia Pacific	315.4	275.0	243.0	14.7	13.2
Strategic Resolution Unit [1]	–	–	2.4	–	–
Assets managed across businesses [2]	(186.3)	(174.7)	(147.7)	6.6	18.3
Client assets	1,859.6	1,807.0	1,602.6	2.9	12.8
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
Results summary
2020 results
As of the end of 2020, assets under management were CHF 1,511.9 billion, an increase of CHF 4.7 billion compared to the end of 2019. The increase was driven by favorable market movements and net new assets of CHF 42.0 billion, partially offset by unfavorable foreign exchange-related movements and structural effects. Structural effects included CHF 14.8 billion in the Asset Management business of International Wealth Management relating to the sale of Wincasa AG in 2012 following the conclusion in 2020 of a transition period regarding the related assets under management.
Net new assets of CHF 42.0 billion mainly reflected inflows across the following businesses. Net new assets of CHF 16.7 billion in the Private Banking business of International Wealth Management mainly reflected inflows from both emerging markets and Western Europe. Net new assets of CHF 15.5 billion in the Asset Management business of International Wealth Management mainly reflected inflows from traditional investments. Net new assets of CHF 13.7 billion in the Corporate & Institutional Clients business of Swiss Universal Bank mainly reflected inflows from the pension business. Net new assets of CHF 8.6 billion in Asia Pacific mainly reflected inflows from Southeast Asia, Australia, Japan and Greater China. These inflows were partially offset by net asset outflows of CHF 5.9 billion in the Private Clients business of Swiss Universal Bank, mainly reflecting outflows in the UHNW client segment, driven by a single outflow in the first quarter of 2020.
2019 results
As of the end of 2019, assets under management were CHF 1,507.2 billion, an increase of CHF 162.3 billion compared to the end of 2018. The increase was driven by favorable market movements and net new assets of CHF 79.3 billion, partially offset by structural effects and unfavorable foreign exchange-related movements.
Net new assets of CHF 79.3 billion mainly reflected inflows across the following businesses. Net new assets of CHF 45.3 billion in the Corporate & Institutional Clients business of Swiss Universal Bank reflected strong inflows from the pension business. Net new assets of CHF 21.5 billion in the Asset Management business of International Wealth Management mainly reflected inflows from traditional and alternative investments. Net new assets of CHF 11.0 billion in the Private Banking business of International Wealth Management mainly reflected inflows from emerging markets. Net new assets of CHF 8.7 billion in Asia Pacific reflected inflows across most of the markets in this region.
> Refer to “Swiss Universal Bank”, “International Wealth Management” and “Asia Pacific” and “Note 39 – Assets under management” in VI – Consolidated financial statements – Credit Suisse Group for further information.

Growth in assets under management
in	2020		2019	2018
Growth in assets under management (CHF billion)
Net new assets	42.0		79.3	53.7
of which Swiss Universal Bank – Private Clients	(5.9)		3.4	3.0
of which Swiss Universal Bank – Corporate & Institutional Clients	13.7		45.3	8.6
of which International Wealth Management – Private Banking	16.7		11.0	14.2
of which International Wealth Management – Asset Management [1]	15.5		21.5	22.2
of which Asia Pacific	8.6		8.7	14.4
of which Strategic Resolution Unit [2]	–		–	(0.3)
of which assets managed across businesses [3]	(6.6)		(10.6)	(8.4)
Other effects	(37.3)		83.0	(84.9)
of which Swiss Universal Bank – Private Clients	(3.1)		16.2	(13.3)
of which Swiss Universal Bank – Corporate & Institutional Clients	12.5		42.4	(14.6)
of which International Wealth Management – Private Banking	(21.3)		1.5	(23.6)
of which International Wealth Management – Asset Management	(13.1)	[4]	27.7	(19.1)
of which Asia Pacific	(7.3)		12.0	(11.9)
of which Strategic Resolution Unit [2]	–		(0.5)	(4.2)
of which assets managed across businesses [3]	(5.0)		(16.3)	1.8
Growth in assets under management	4.7		162.3	(31.2)
of which Swiss Universal Bank – Private Clients	(9.0)		19.6	(10.3)
of which Swiss Universal Bank – Corporate & Institutional Clients	26.2		87.7	(6.0)
of which International Wealth Management – Private Banking	(4.6)		12.5	(9.4)
of which International Wealth Management – Asset Management [1]	2.4		49.2	3.1
of which Asia Pacific	1.3		20.7	2.5
of which Strategic Resolution Unit [2]	–		(0.5)	(4.5)
of which assets managed across businesses [3]	(11.6)		(26.9)	(6.6)
Growth in assets under management (%)
Net new assets	2.8		5.9	3.9
of which Swiss Universal Bank – Private Clients	(2.7)		1.7	1.4
of which Swiss Universal Bank – Corporate & Institutional Clients	3.1		13.0	2.4
of which International Wealth Management – Private Banking	4.5		3.1	3.9
of which International Wealth Management – Asset Management [1]	3.5		5.5	5.8
of which Asia Pacific	3.9		4.4	7.3
of which Strategic Resolution Unit [2]	–		–	(6.0)
of which assets managed across businesses [3]	3.8		7.2	5.9
Other effects	(2.5)		6.2	(6.2)
of which Swiss Universal Bank – Private Clients	(1.4)		8.2	(6.3)
of which Swiss Universal Bank – Corporate & Institutional Clients	2.9		12.2	(4.1)
of which International Wealth Management – Private Banking	(5.7)		0.4	(6.5)
of which International Wealth Management – Asset Management	(3.0)		7.2	(5.0)
of which Asia Pacific	(3.3)		6.0	(6.0)
of which Strategic Resolution Unit [2]	–		(100.0)	(84.0)
of which assets managed across businesses [3]	2.8		11.0	(1.2)
Growth in assets under management	0.3		12.1	(2.3)
of which Swiss Universal Bank – Private Clients	(4.1)		9.9	(4.9)
of which Swiss Universal Bank – Corporate & Institutional Clients	6.0		25.2	(1.7)
of which International Wealth Management – Private Banking	(1.2)		3.5	(2.6)
of which International Wealth Management – Asset Management [1]	0.5		12.7	0.8
of which Asia Pacific	0.6		10.4	1.3
of which Strategic Resolution Unit [2]	–		(100.0)	(90.0)
of which assets managed across businesses [3]	6.6		18.2	4.7
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
4 Includes CHF 14.8 billion relating to the sale of Wincasa AG in 2012 following the conclusion in 2020 of a transition period regarding the related assets under management.

Critical accounting estimates
In order to prepare the consolidated financial statements in accordance with US GAAP, management is required to make certain accounting estimates to ascertain the value of assets and liabilities. These estimates are based upon judgment and the information available at the time, and actual results may differ materially from these estimates. Management believes that the estimates and assumptions used in the preparation of the consolidated financial statements are reasonable and consistently applied.
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
> Refer to “Note 36 – Financial instruments” in VI – Consolidated financial statements – Credit Suisse Group for further information.
Variable interest entities
As a normal part of our business, we engage in various transactions, which include entities that are considered variable interest entities (VIEs). VIEs are special purpose entities that typically either lack sufficient equity to finance their activities without additional subordinated financial support or are structured such that the holders of the voting rights do not substantively participate in the gains and losses of the entity. Such entities are required to be assessed for consolidation, compelling the primary beneficiary to consolidate the VIE. The primary beneficiary is the party that has the power to direct the activities that most significantly affect the economics of the VIE and has the right to receive benefits or the obligation to absorb losses of the entity that could be potentially significant to the VIE. We consolidate all VIEs for which we are the primary beneficiary. Application of the requirements for consolidation of VIEs may require the exercise of significant judgment.
> Refer to “Note 1 – Summary of significant accounting policies” and “Note 35 – Transfers of financial assets and variable interest entities” in VI – Consolidated financial statements – Credit Suisse Group for further information on VIEs.
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
> Refer to “Note 40 – Litigation” in VI – Consolidated financial statements – Credit Suisse Group for further information on legal proceedings.
Allowance and provision for credit losses
On January 1, 2020, the Group adopted the new accounting standard ASU 2016-13 “Measurement of Credit Losses on Financial Instruments” and its subsequent amendments, applying a modified retrospective approach, which replaced the incurred credit loss model for recognizing credit losses. The new standard requires the measurement of CECL for financial assets held at amortized cost as of the reporting date over the remaining contractual life (considering the effect of prepayments) based on historical experience, current conditions and reasonable and supportable forward-looking information, including macroeconomic scenarios. To address circumstances where in management’s judgment the CECL model outputs are overly sensitive to the effect of economic inputs that lie significantly outside of their historical range, model overlays are applied.
> Refer to “Note 1 – Summary of significant accounting policies” and “Note 20 – Financial instruments measured at amortized cost and credit losses” in VI – Consolidated financial statements – Credit Suisse Group for further information.
Current expected credit loss
The measurement of expected credit losses across all categories of financial assets held at amortized cost requires judgment, the estimation of the amount, timing of future cash flows and collateral values when determining credit losses. The Group’s CECL calculations are outputs of complex statistical models and expert judgment overlays with a number of underlying assumptions regarding the choice of variable inputs and their interdependencies.
For performing credit exposures, the model parameters are based on internally and externally compiled data comprising both quantitative and qualitative factors and are tailored to various categories and exposures. The CECL measurement has three main inputs: probability of default, loss given default and exposure at default. The estimation of these parameters include the expected macroeconomic environment, the contractual maturities of exposures, historical data considering portfolio-specific factors, differences in product structure, collateral types, seniority of the claim, counterparty industry and recovery costs of any collateral that is integral to the financial asset.
There is significant judgment involved in the estimation and application of forward-looking information, including macroeconomic scenarios. The Group’s estimation of expected credit losses is based on a discounted estimate that considers future macroeconomic scenarios that are probability-weighted according to the best estimate of their relative likelihood. This estimate is based on historical frequency, current trends and conditions and macroeconomic factors such as regional gross domestic product, unemployment rates and interest rates.
For credit-impaired financial assets, the expected credit losses are measured using the present value of estimated future cash flows (unless a practical expedient for collateral-dependent financial assets is applied), and the impaired credit exposures and related allowances are revalued to reflect the passage of time.
Expected credit losses for individually impaired credit exposures are measured by performing an in-depth review and analysis, considering factors such as recovery and exit options as well as collateral and the risk profile of the borrower. The individual measurement of expected credit losses for impaired financial assets also considers reasonable and supportable forward-looking information that is relevant to the individual counterparty (idiosyncratic information) and reflective of the macroeconomic environment that the borrower is exposed to, apart from any historical loss information and current conditions. If there are different scenarios relevant for the individual expected credit loss measurement, they are considered on a probability-weighted basis.
The COVID-19 pandemic has had a significant impact on the global economy and has affected the Group’s business performance and credit loss estimates for the year 2020. We continue to closely monitor the COVID-19 pandemic and its effects on our operations and businesses.
> Refer to “Risk Management” in III – Treasury, Risk, Balance sheet and Off-balance sheet and “Note 20 – Financial instruments measured at amortized cost and credit losses” in VI – Consolidated financial statements – Credit Suisse Group for loan portfolio disclosures, valuation adjustment disclosures and certain other information relevant to the evaluation of credit risk and credit risk management.
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
On July 30, 2020, the Group announced an updated strategy and related organizational changes, which included the introduction of a new segment structure with an effective date of August 1, 2020. Under the prior structure, the reporting units were Swiss Universal Bank – Private Clients, Swiss Universal Bank – Corporate & Institutional Banking, International Wealth Management – Private Banking, International Wealth Management – Asset Management, Asia Pacific – Wealth Management

& Connected, Asia Pacific – Markets, Global Markets and Investment Banking & Capital Markets. As a result of the organizational changes, the Asia Pacific – Markets, Global Markets and Investment Banking & Capital Markets reporting units were combined into one new reporting unit named the Investment Bank. The announcement of the strategy and organizational changes represented a triggering event for goodwill impairment testing purposes.
The Group’s reporting units under the new structure are defined as follows: Swiss Universal Bank – Private Clients, Swiss Universal Bank – Corporate & Institutional Clients, International Wealth Management – Private Banking, International Wealth Management – Asset Management, Asia Pacific and the Investment Bank.
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
The carrying value of each reporting unit for the purpose of the goodwill impairment test is determined by considering the reporting units’ risk-weighted assets usage, leverage ratio exposure, deferred tax assets, goodwill, intangible assets and other CET1 capital relevant adjustments. The residual value between the total of these elements and the Group’s shareholders’ equity is allocated to the reporting units on a pro-rata basis. As of December 31, 2020, this residual value was a credit of CHF 6,279 million.
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
In determining the estimated fair value, the Group relied upon its latest five-year financial plan, which included significant management assumptions and estimates based on its view of current and future economic conditions and regulatory changes.
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
The Group determined in the first quarter of 2020 that a goodwill triggering event occurred for its former Investment Banking & Capital Markets reporting unit. Based on its goodwill impairment analyses performed as of March 31, 2020, the Group concluded that the estimated fair value for all of the reporting units with goodwill exceeded their related carrying values and no impairments were necessary as of March 31, 2020.
The Group also determined in the second quarter of 2020 that a goodwill triggering event occurred for its former Asia Pacific –

Markets, Global Markets and Investment Banking & Capital Markets reporting units. Goodwill has to be tested for impairment before and immediately after a reorganization of reporting units. Based on this goodwill impairment analysis, the Group concluded that there would be no impairment necessary for its Global Markets, Investment Banking & Capital Markets and Asia Pacific - Markets reporting units under the prior reporting structure as the estimated fair value of these reporting units exceeded their related carrying values by 11%, 13% and 6%, respectively. The goodwill allocated to these reporting units became more sensitive to an impairment because of higher implied costs of equity due to the greater economic uncertainty resulting from the COVID-19 pandemic. The Group concluded that no impairment was necessary for its new Investment Bank reporting unit as the estimated fair value significantly exceeded its carrying value.
Based on its goodwill impairment analysis performed as of December 31, 2020, the Group concluded that there was no impairment necessary for any of its reporting units as the estimated fair value of the reporting units significantly exceeded their carrying values.
The Group engaged the services of an independent valuation specialist to assist in the valuation of the International Wealth Management – Asset Management, Asia Pacific and the Investment Bank reporting units as of December 31, 2020. The valuations were performed using a combination of the market approach and income approach.
The results of the impairment evaluation of each reporting unit’s goodwill would be significantly impacted by adverse changes in the underlying parameters used in the valuation process. If actual outcomes or the future outlook adversely differ from management’s best estimates of the key economic assumptions and associated cash flows applied in the valuation of the reporting unit, we could potentially incur material impairment charges in the future.
The COVID-19 pandemic is still having a significant impact on the global economy and is likely to continue to affect the Group’s business performance, including goodwill assessments, going forward.
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
> Refer to “Note 29 – Tax” in VI – Consolidated financial statements – Credit Suisse Group for further information on income tax positions.
Deferred tax valuation allowances
Deferred tax assets and liabilities are recognized for the estimated future tax effects of net operating loss (NOL) carry-forwards and temporary differences between the carrying values of existing assets and liabilities and their respective tax bases at the dates of the consolidated balance sheets.
The realization of deferred tax assets on temporary differences is dependent upon the generation of taxable income during the periods in which those temporary differences become deductible. The realization of deferred tax assets on NOLs is dependent upon the generation of taxable income during the periods prior to their expiration, if applicable. Management regularly evaluates whether deferred tax assets will be realized. If management considers it more likely than not that all or a portion of a deferred tax asset will not be realized, a corresponding valuation allowance is established. In evaluating whether deferred tax assets will be realized, management considers both positive and negative evidence, including projected future taxable income, the reversal of deferred tax liabilities, which can be scheduled, and tax planning strategies.
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
As part of its normal practice, management has conducted a detailed evaluation of its expected future results and has also considered stress scenarios, the impact of the COVID-19 pandemic and the withdrawal of the UK from the EU. This evaluation has indicated the expected future results that are likely to be earned in jurisdictions where the Group has significant gross deferred tax assets, such as Switzerland, the UK and the US. Management then compared those expected future results with the applicable law governing utilization of deferred tax assets. Based on the expected future results in the Bank parent company and given that the Swiss tax law allows for a seven-year carry-forward period for NOLs, a valuation allowance was recorded on the deferred tax assets of this entity. UK tax law allows for an unlimited carry-forward period for NOLs, and even though there are restrictions on the use of tax losses carried forward, these are not expected to have a material impact on the recoverability of the net deferred tax assets. US tax law allows for a 20-year carry-forward period for NOLs arising prior to 2017, federal NOLs generated in the tax years 2018, 2019 or 2020 can be carried back for five years and with no expiry limitations for NOLs arising in 2018 and subsequent years.
> Refer to “Note 29 – Tax” in VI – Consolidated financial statements – Credit Suisse Group for further information on deferred tax assets.
Pension plans
The Group
The Group covers pension requirements, in both Swiss and non-Swiss locations, through various defined benefit pension plans and defined contribution pension plans.
Our funding policy with respect to these pension plans is consistent with local government and tax requirements.
The Group accounts for the Group plan as a single-employer defined benefit pension plan and uses the projected unit credit actuarial method to determine the net periodic benefit costs, projected benefit obligation (PBO), accumulated benefit obligation (ABO) and the related amounts recognized in the consolidated balance sheets. The calculation of the expense and liability associated with the defined benefit pension plans requires an extensive use of assumptions, which include the discount rate, expected return on plan assets and rate of future compensation increases. Management determines these assumptions based upon currently available market and industry data and historical experience of the plans. Management also consults with an independent actuarial firm to assist in selecting appropriate assumptions and valuing its related liabilities. Management regularly reviews the actuarial assumptions used to value and measure the defined benefit obligation on a periodic basis as required by US GAAP. The actuarial assumptions that we use may differ materially from actual results due to changing market and economic conditions and specific experience of the plans (such as investment management over or underperformance, higher or lower withdrawal rates and longer or shorter life spans of the participants). Any such differences could have a significant impact on the amount of pension expense recorded in future years.
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
The PBO of our total defined benefit pension plans included CHF 498 million and CHF 551 million related to our assumption for future salary increases as of December 31, 2020 and 2019. The ABO is defined as the PBO less the amount related to estimated future salary increases. The difference between the fair value of plan assets and the ABO was an overfunding of CHF 3,126 million for 2020, compared to CHF 3,148 million for 2019.
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
The expected weighted-average long-term rate of return used to determine the expected return on plan assets as a component of the net periodic benefit costs in 2020 and 2019 was 2.10% and 2.40%, respectively, for the Swiss plan and 2.37% and 3.00%, respectively, for the international plans. In 2020, if the expected long-term rate of return had been increased/decreased one percentage point, net pension expense for the Swiss plan would have decreased/increased CHF 168 million and net pension expense for the international plans would have decreased/increased CHF 35 million.
The discount rates used in determining the benefit obligation and the pension expense are based on yield curves, constructed from high-quality corporate bonds currently available and observable in the market and are expected to be available during the period to maturity of the pension benefits. In countries where there is no deep market in high-quality corporate bonds with longer durations, the best available market information, including government bond yields and risk premiums, is used to construct the yield curve. Credit Suisse uses the spot rate approach for determining the benefit obligation and for service and interest cost components of the pension expense for future years. Under the spot rate approach, individual spot rates along the yield curve are applied to each expected future benefit payment, whereas under the previous methodology a single weighted-average discount rate derived from the yield curve was applied.
For the Swiss plan, the weighted average discount rate for the PBO decreased 0.05 percentage points, from 0.45% as of December 31, 2019 to 0.40% as of December 31, 2020, mainly due to a decrease in Swiss bond market rates. The average discount rate for the PBO for the international plans decreased 0.71 percentage points, from 2.38% as of December 31, 2019 to 1.67% as of December 31, 2020, mainly due to a decrease in bond market rates. For the year ended December 31, 2020, a one percentage point decline in the discount rates for the Swiss plan would have resulted in an increase in the PBO of CHF 2,499 million and an increase in pension expense of CHF 81 million, and a one percentage point increase in discount rates would have resulted in a decrease in the PBO of CHF 1,976 million and a decrease in the pension expense of CHF 46 million. A one percentage point decline in discount rates for the international plans as of December 31, 2020 would have resulted in an increase in the PBO of CHF 755 million and a decrease in pension expense of CHF 4 million, and a one percentage point increase in discount rates would have resulted in a decrease in the PBO of CHF 575 million and an increase in the pension expense of CHF 6 million.
The interest rate on savings balances assumption for the Swiss pension plan has been updated. In prior years, the interest rate on savings balances was set to follow the discount rate. Due to the higher actual interest rate on savings balances payments over prior years, the interest rate on savings balances increased 0.80 percentage points, from 0.45% as of December 31, 2019 to 1.25% as of December 31, 2020. This resulted in an increase to the PBO of approximately CHF 450 million. For the year ended December 31, 2020, a one percentage point decline in the interest rate on savings balances for the Swiss plan would have resulted in a decrease in the PBO of CHF 482 million and a one percentage point increase in interest rate on savings balances would have resulted in an increase in the PBO of CHF 535 million.
Actuarial gains and losses recognized in AOCI are amortized over the average remaining service period of active employees expected to receive benefits under the plan, which, as of December 31, 2020, was approximately 10 years for the Swiss plan and 3 to 20 years for the international plans. For plans where there are very few active members, actuarial gains and losses are amortized over the average remaining life expectancy of the inactive participants. Prior service cost recognized in AOCI are amortized over the remaining service period of the employees affected by the plan amendment. The pre-tax expense associated with the amortization of net actuarial losses and prior service cost for defined benefit pension plans for the years ended December 31, 2020, 2019 and 2018 was CHF 181 million, CHF 158 million and CHF 227 million, respectively. The impact from deviations between our actuarial assumptions and the actual developments of such parameters observed for our pension plans further impacts the amount of net actuarial losses or gains recognized in equity, resulting in a higher or lower amount of amortization expense in periods after 2021.
> Refer to “Note 32 – Pension and other post-retirement benefits” in VI – Consolidated financial statements – Credit Suisse Group for further information.
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
In 2020 and 2019, the weighted-average expected long-term rate of return used to calculate the expected return on plan assets as a component of the net periodic benefit costs for the international single-employer defined benefit pension plans was 2.37% and 3.00%, respectively. In 2020, if the expected long-term rate of return had been increased/decreased one percentage point, net pension expense would have decreased/increased CHF 35 million.
The discount rate used in determining the benefit obligation is based either on high-quality corporate bond rates or government bond rates plus a premium in order to approximate high-quality corporate bond rates. The average discount rate for the PBO for the international plans decreased 0.72 percentage points, from 2.38% as of December 31, 2019 to 1.66% as of December 31, 2020. A one percentage point decline in the discount rate for the international single-employer plans as of December 31, 2020 would have resulted in an increase in PBO of CHF 754 million and a decrease in pension expense of CHF 4 million, and a one percentage point increase in discount rates would have resulted in a decrease in PBO of CHF 574 million and an increase in pension expense of CHF 6 million.
Actuarial gains and losses recognized in AOCI are amortized over the average remaining service period of active employees expected to receive benefits under the plan. For plans where there are very few active members, actuarial gains and losses are amortized over the average remaining life expectancy of the inactive participants. Prior service cost recognized in AOCI are amortized over the remaining service period of the employees affected by the plan amendment. The pre-tax expense associated with the amortization of recognized net actuarial losses and prior service cost for the years ended December 31, 2020, 2019 and 2018 was CHF 14 million, CHF 20 million and CHF 47 million, respectively.

[this page intentionally left blank]

III – Treasury, Risk, Balance sheet and Off-balance sheet
Liquidity and funding management
Capital management
Risk management
Balance sheet and off-balance sheet

Liquidity and funding management
During 2020, we maintained a strong liquidity and funding position. The majority of our unsecured funding was generated from core customer deposits and long-term debt.
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
FINMA requires us to report the NSFR to FINMA on a monthly basis during an observation period that began in 2012. The reporting instructions are generally aligned with the final BCBS NSFR requirements. Although originally planned for January 1, 2018, the Federal Council had decided to postpone the introduction of the NSFR as a minimum standard in Switzerland. On September 11, 2020, the Federal Council adopted an amendment to the Liquidity Ordinance, implementing NSFR as a minimum standard beginning July 1, 2021, including the associated disclosure requirements. On November 12, 2020, FINMA published a partially revised “Liquidity risks – banks” Circular, which sets out FINMA’s technical requirements and will also come into force on July 1, 2021.
Our liquidity principles and our liquidity risk management framework as agreed with FINMA are in line with the Basel III liquidity framework.
Liquidity risk management
Our approach to liquidity risk management
Our liquidity and funding policy is designed to ensure that funding is available to meet all obligations in times of stress, whether caused by market events or issues specific to Credit Suisse. We achieve this through a conservative asset/liability management strategy aimed at maintaining long-term funding, including stable deposits, in excess of illiquid assets. To address short-term liquidity stress, we maintain a liquidity pool, as described below, that covers unexpected outflows in the event of severe market and idiosyncratic stress. Our liquidity risk parameters reflect various liquidity stress assumptions that we believe are conservative. We manage our liquidity profile at a sufficient level such that, in the event we are unable to access unsecured funding, we expect to have sufficient liquidity to sustain operations for a period of time in excess of our minimum limit. This includes potential currency mismatches, which are not deemed to be a major risk but are monitored and subject to limits, particularly in the significant currencies of euro, Japanese yen, pound sterling, Swiss franc and US dollar.
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
Governance
Funding, liquidity, capital and our foreign exchange exposures are managed centrally by Treasury. Oversight of these activities is provided by CARMC, a committee that includes the chief executive officers (CEOs) of the Group and the divisions, the CFO, the Chief Risk and Compliance Officer (CRCO) and the Treasurer.
It is CARMC’s responsibility to review the capital position, balance sheet development, current and prospective funding, interest rate risk and foreign exchange exposure and to define and monitor adherence to internal risk limits. CARMC regularly reviews the methodology and assumptions of our liquidity risk management framework and determines the liquidity horizon to be maintained.
All liquidity stress tests are coordinated and overseen by the CRCO to ensure a consistent and coordinated approach across all risk disciplines.
Contingency funding planning
In the event of a liquidity crisis, our Contingency Funding Plan provides for specific actions to be taken depending on the nature of the crisis. Our plan is designed to address ever-increasing liquidity and funding stresses and has pre-defined escalation levels aimed at maximizing the likelihood that we can take certain measures to address liquidity or funding shortfalls. In order to identify a deteriorating liquidity situation, we monitor a set of regulatory and economic liquidity metrics while also seeking the views of our subject matter experts as well as Group and entity senior management, who retain at all times the authority to take remedial actions promptly. In all cases, the plan’s primary objectives are to strengthen liquidity (immediate), reduce funding needs (medium term) and assess recovery options (longer term).
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
As of December 31, 2020, our liquidity pool managed by Treasury and the global liquidity group had an average HQLA value of CHF 201.3 billion. The liquidity pool consisted of CHF 114.4 billion of cash held at major central banks, primarily the SNB, the ECB and the Fed, and CHF 86.9 billion market value of securities issued by governments and government agencies, primarily from the US and the UK.
In addition to the above-mentioned liquidity pool, there is also a portfolio of unencumbered liquid assets managed by the businesses, primarily in the Investment Bank division, in cooperation with the global liquidity group. These assets generally include high-grade bonds and highly liquid equity securities that form part of major indices. In coordination with the businesses and the global liquidity group, Treasury can access these assets to generate liquidity if required. As of December 31, 2020, this portfolio of liquid assets had a market value of CHF 25.9 billion, consisting of CHF 10.6 billion of high-grade bonds and CHF 15.3 billion of highly liquid equity securities. Under our internal model, an average stress-level haircut of 13% is applied to these assets. The haircuts applied to this portfolio reflect our assessment of overall market risk at the time of measurement, potential monetization capacity taking into account increased haircuts, market volatility and the quality of the relevant securities.
Liquidity pool – Group
	2020					2019
end of	Swiss franc	US dollar	Euro	Other currencies	Total	Total
Liquid assets (CHF million)
Cash held at central banks	77,061	11,800	23,016	2,552	114,429	82,209
Securities	13,083	48,781	7,037	17,966	86,867	82,641
Liquid assets [1]	90,144	60,581	30,053	20,518	201,296	164,850
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
On this basis, the level of our LCR was 190% as of the end of 2020, a decrease from 198% as of the end of 2019, representing an average HQLA of CHF 204 billion and average net cash outflows of CHF 107 billion. The ratio reflects a conservative liquidity position, including ensuring that the Group’s branches and subsidiaries meet applicable local liquidity requirements and taking a prudent approach to liquidity management during the COVID-19 pandemic.
The decrease in the LCR compared to 2019 reflected an increase in net cash outflows, which was partially offset by a higher level of average HQLA. The increase in net cash outflows primarily resulted from a decrease in net cash inflows associated with secured wholesale funding and secured lending activities, a decrease in cash inflows from fully performing exposures, as well as higher cash outflows from additional requirements primarily related to derivative exposures and other collateral requirements. These increases in net cash outflows were partially offset by lower cash outflows from unsecured wholesale funding, primarily driven by decreases in unsecured debt. The higher level of HQLA reflected an increase in the amount of cash held with central banks, as well as an increase in the amount of securities held during the period.
Liquidity coverage ratio – Group
	2020				2019
end of	Unweighted value	[1]	Weighted value	[2]	Weighted value	[2]
High-quality liquid assets (CHF million)
High-quality liquid assets [3]	–		203,536		164,503
Cash outflows
Retail deposits and deposits from small business customers	161,262		19,825		20,519
Unsecured wholesale funding	235,302		89,758		92,801
Secured wholesale funding	–		44,979		49,456
Additional requirements	175,292		35,989		33,761
Other contractual funding obligations	56,751		56,751		58,909
Other contingent funding obligations	214,181		5,574		5,792
Total cash outflows	–		252,876		261,238
Cash inflows
Secured lending	124,593		59,090		84,353
Inflows from fully performing exposures	62,541		28,081		32,567
Other cash inflows	58,329		58,329		61,063
Total cash inflows	245,463		145,500		177,983
Liquidity coverage ratio
High-quality liquid assets (CHF million)	–		203,536		164,503
Net cash outflows (CHF million)	–		107,376		83,255
Liquidity coverage ratio (%)	–		190		198
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
Interest expense on long-term debt is monitored and managed relative to certain indices, which historically included interbank offered rate (IBOR) benchmarks, but is now transitioning to alternative reference rates (ARRs) in place of IBORs. This follows from our own internal IBOR transition program to coordinate transition readiness on a firm-wide basis and is aligned with international and regulatory expectations. This approach to term funding best reflects the sensitivity of both our liabilities and our assets to changes in interest rates.

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
Loans, which comprise the largest component of our illiquid assets, are funded by our core customer deposits, with an excess coverage of 22% as of the end of 2020, compared to 9% as of the end of 2019, reflecting a small decrease in loans and an increase in deposits. We fund other illiquid assets, including real estate, private equity and other long-term investments as well as the haircut for the illiquid portion of securities, with long-term debt and equity, in which we try to maintain a substantial funding buffer.
Our core customer deposits totaled CHF 356 billion as of the end of 2020, an increase compared to CHF 324 billion as of the end of 2019, reflecting an increase in the customer deposit base in the private banking and corporate & institutional banking businesses in 2020. Core customer deposits are from clients with whom we have a broad and long-standing relationship. Core customer deposits exclude deposits from banks and certificates of deposit. We place a priority on maintaining and growing customer deposits, as they have proven to be a stable and resilient source of funding even in difficult market conditions. Our core customer deposit funding is supplemented by the issuance of long-term debt.
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
Contractual maturity of assets and liabilities
The following table provides contractual maturities of the assets and liabilities specified as of the end of 2020. The contractual maturities are an important source of information for liquidity risk management. However, liquidity risk is also managed based on an expected maturity that considers counterparty behavior and in addition takes into account certain off-balance sheet items such as derivatives. Liquidity risk management performs extensive analyses of counterparty behavioral assumptions under various stress scenarios.
> Refer to “Contractual obligations and other commercial commitments” in Balance sheet and off-balance sheet and “Note 34– Guarantees and commitments” in VI – Consolidated financial statements – Credit Suisse Group for further information on contractual maturities of guarantees and commitments.
Contractual maturity of assets and liabilities
end of 2020	On demand	Less than 1 month	Between 1 to 3 months	Between 3 to 12 months	Between 1 to 5 years	Greater than 5 years	Total
Assets (CHF million)
Cash and due from banks	134,720	617	621	141	0	3,013	139,112
Interest-bearing deposits with banks	0	219	384	633	22	40	1,298
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	20,495	28,234	10,552	17,567	2,239	46	79,133
Securities received as collateral, at fair value	50,170	268	292	43	0	0	50,773
Trading assets, at fair value	157,338	0	0	0	0	0	157,338
Investment securities	0	0	1	148	2	456	607
Other investments	0	13	3	0	0	5,396	5,412
Net loans	8,109	53,717	25,881	55,827	97,361	51,013	291,908
Goodwill	0	0	0	0	0	4,426	4,426
Other intangible assets	0	0	0	0	0	237	237
Brokerage receivables	35,941	0	0	0	0	0	35,941
Other assets	13,350	1,733	5,457	1,682	4,062	13,353	39,637
Total assets	420,123	84,801	43,191	76,041	103,686	77,980	805,822
Liabilities
Due to banks	6,321	1,984	6,011	2,097	10	0	16,423
Customer deposits	266,725	29,231	45,687	47,763	972	543	390,921
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	9,833	5,807	5,763	901	1,547	0	23,851
Obligation to return securities received as collateral, at fair value	50,170	268	292	43	0	0	50,773
Trading liabilities, at fair value	45,871	0	0	0	0	0	45,871
Short-term borrowings	0	2,168	6,721	11,979	0	0	20,868
Long-term debt	0	2,226	2,069	20,688	79,450	56,654	161,087
Brokerage payables	21,653	0	0	0	0	0	21,653
Other liabilities	19,817	6,640	135	845	2,101	1,896	31,434
Total liabilities	420,390	48,324	66,678	84,316	84,080	59,093	762,881

Interest rate management
Interest rate risk inherent in banking book activities, such as lending and deposit-taking, is managed through the use of replication portfolios. The Risk function develops and maintains the models needed to determine the interest rate risks of products that do not have a contractual maturity date, such as demand and savings accounts. For this purpose, a replicating methodology is applied in close coordination with Treasury to maximize the stability and sustainability of spread revenues at the divisions. Furthermore, we manage the interest exposure of the Group’s equity to limits agreed with senior management.
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
We use a wide range of products and currencies to ensure that our funding is efficient and well diversified across markets and investor types. Substantially all of our unsecured senior debt is issued without financial covenants, such as adverse changes in our credit ratings, cash flows, results of operations or financial ratios, which could trigger an increase in our cost of financing or accelerate the maturity of the debt. Our covered bond funding is in the form of mortgage-backed loans funded by domestic covered bonds issued through Pfandbriefbank Schweizerischer Hypothekarinstitute, one of two institutions established by a 1930 act of the Swiss Parliament to centralize the issuance of covered bonds, or from our own Swiss covered bond program established in June 2019. Historically, issuances of covered bonds were also made through our own international covered bond program.
The following table provides information on long-term debt issuances, maturities and redemptions in 2020, excluding structured notes.
Debt issuances and redemptions
in 2020	Senior	Senior bail-in	Sub- ordinated	Long-term debt
Long-term debt (CHF billion, notional value)
Issuances	14.1	8.6	3.8	26.5
of which unsecured	11.1	8.6	3.8	23.5
of which secured	3.0	0.0	0.0	3.0
Maturities / Redemptions	5.6	3.6	3.0	12.2
of which unsecured	4.6	3.6	3.0	11.2
of which secured	1.0	0.0	0.0	1.0
Excludes structured notes.
As of the end of 2020, we had outstanding long-term debt of CHF 161.1 billion, which included senior and subordinated instruments. We had CHF 47.0 billion and CHF 17.1 billion of structured notes and covered bonds outstanding, respectively, as of the end of 2020 compared to CHF 49.4 billion and CHF 15.1 billion, respectively, as of the end of 2019.
Short-term borrowings decreased 26% to CHF 20.9 billion as of the end of 2020 compared to CHF 28.4 billion in 2019, mainly related to the redemption of commercial paper (CP) and structured notes.
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
A downgrade in credit ratings could reduce our access to capital markets, increase our borrowing costs, require us to post additional collateral or allow counterparties to terminate transactions under certain of our trading and collateralized financing and derivative contracts. This, in turn, could reduce our liquidity and negatively impact our operating results and financial position. Our internal liquidity barometer takes into consideration contingent events associated with a two-notch downgrade in our credit ratings. The maximum impact of a simultaneous one, two or three-notch downgrade by all three major rating agencies in the Bank’s long-term debt ratings would result in additional collateral requirements or assumed termination payments under certain derivative instruments of CHF 3 million, CHF 16 million and CHF 669 million, respectively, as of December 31, 2020, and would not be material to our liquidity and funding planning. If the downgrade does not involve all three rating agencies, the impact may be smaller.

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
For the year ended December 31, 2020, net cash used in operating activities of continuing operations was CHF 6.5 billion, primarily reflecting an increase in other assets and an increase in valuation adjustments relating to long-term debt, partially offset by a decrease in net trading assets and liabilities. Our operating assets and liabilities vary significantly in the normal course of business due to the amount and timing of cash flows. Management believes cash flows from operations, available cash balances and short-term and long-term borrowings will be sufficient to fund our operating liquidity needs.
Our investing activities primarily include originating loans to be held to maturity, other receivables and the investment securities portfolio. For the year ended December 31, 2020, net cash used in investing activities from continuing operations was CHF 16.7 billion, primarily due to a decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions and by the proceeds from sales of loans, partially offset by an increase in loans.
Our financing activities primarily include the issuance of debt and receipt of customer deposits. We pay annual dividends on our common shares. In 2020, net cash provided by financing activities of continuing operations was CHF 29.7 billion, mainly reflecting the issuance of long-term debt, the increase in due to banks and customer deposits, the sale of treasury shares, partially offset by the repayment of long-term debt, the repurchase of treasury shares, the decrease in short-term borrowings and the decrease in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions.

Capital management
As of the end of 2020, our BIS CET1 ratio was 12.9% and our BIS tier 1 leverage ratio was 6.4%.
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
A progressive buffer between 1% and 2.5% (with a possible additional 1% surcharge) of CET1, depending on a bank’s systemic importance, is an additional capital requirement for global systemically important banks (G-SIBs). The Financial Stability Board (FSB) identified Credit Suisse as a G-SIB. A progressive buffer of 1% was applied to Credit Suisse in 2020 and will remain unchanged for 2021.
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
Both the going concern and the gone concern requirements were subject to phase-in, with gradually increasing requirements as well as grandfathering provisions for certain outstanding instruments, and became fully effective on January 1, 2020. Under the Capital Adequacy Ordinance’s grandfathering provisions, additional tier 1 capital instruments with a low trigger qualify as going concern capital until their first call date; additional tier 1 capital instruments and tier 2 capital instruments that no longer qualify as going concern capital, qualify as gone concern capital until termination or one year before their final maturity, respectively.
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
In October 2017, FINMA issued an additional decree with respect to the regulatory capital requirements of the Bank parent company (2017 FINMA Decree), specifying the treatment of investments in subsidiaries for capital adequacy purposes. This decree partially replaced certain aspects of the 2013 FINMA Decree, but all other aspects of that decree remain in force. The changes aim to create a capital adequacy framework for the Bank parent company that is more comparable to relevant international frameworks and does not rely on exemptions from, or corrections of, the basic framework applicable to all Swiss banks. The changes only apply to the going concern capital requirements for the Bank parent company.
The 2017 FINMA Decree requires the Bank parent company to risk-weight both direct and indirect investments in subsidiaries, with the initial risk-weight set at 200%. Beginning in 2019, these risk-weights have gradually begun to increase over 10 years to 250% for participations in subsidiaries in Switzerland and to 400% for participations in subsidiaries abroad. In 2020, participations in subsidiaries in Switzerland were risk-weighted at 210% and participations in subsidiaries abroad at 240%.
The 2017 FINMA Decree also applies an adjustment (referred to as a regulatory filter) to any impact on CET1 capital arising from the accounting change under applicable Swiss banking rules for the Bank parent company’s investments in subsidiaries from the portfolio valuation method to the individual valuation method, which was implemented as of December 31, 2019. In contrast to the accounting treatment, the regulatory filter allows Credit Suisse to measure the regulatory capital position as if the Bank parent company had maintained the portfolio valuation method. As a result, the methodology valuation losses under the individual valuation method are reversed and the Bank parent company’s CET1 capital as well as the Bank parent company’s participation values, which are subject to risk weighting, are higher, since the regulatory filter allows the reversal of the methodology valuation losses under the individual valuation method, in comparison to the portfolio valuation method applied for regulatory capital.
> Refer to credit-suisse.com/regulatorydisclosures for the Bank parent company’s regulatory disclosures.

Swiss capital and leverage requirements for Credit Suisse
Effective as of January 1, 2020	Capital ratio	Leverage ratio
Capital components (%)
CET1 – minimum	4.5	1.5
Additional tier 1 – maximum	3.5	1.5
Minimum component	8.0	3.0
CET1 – minimum	5.5	2.0
Additional tier 1 – maximum	0.8	0.0
Buffer component	6.3	2.0
Going concern	14.3	5.0
of which base requirement	12.86	4.5
of which surcharge	1.44	0.5
Gone concern	14.3	5.0
of which base requirement	12.86	4.5
of which surcharge	1.44	0.5
Total loss-absorbing capacity	28.6	10.0
Does not include the effects of the countercyclical buffers and any rebates for resolvability and for certain tier 2 low-trigger instruments recognized in gone concern capital.

As of the end of 2020, for the Group, the rebates for resolvability and for certain tier 2 low-trigger instruments for the capital ratios were 2.565% and 0.436%, respectively, and for the Bank, they were 2.565% and 0.435%, respectively. For the Group, the rebates for resolvability and for certain tier 2 low-trigger instruments for leverage ratios were 0.9% and 0.132%, respectively, and for the Bank, they were 0.9% and 0.131%, respectively. Net of these rebates, the gone concern ratio for capital and leverage for the Group were 11.299% and 3.968%, respectively, and for the Bank they were 11.3% and 3.969%, respectively.

Other requirements
Requirements in Switzerland include an extended countercyclical buffer, which is based on the BIS countercyclical buffer that could require banks to hold up to 2.5% of RWA in the form of CET1 capital. The extended countercyclical buffer relates to a requirement that can be imposed by national regulators when credit growth is deemed to be excessive and leading to the build-up of system-wide risk. The Swiss Federal Council has not activated the BIS countercyclical buffer for Switzerland.
FINMA requirements include capital charges for mortgages that finance owner-occupied residential property in Switzerland (mortgage multiplier). The mortgage multiplier applies for purposes of both BIS and FINMA requirements.
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
Regulatory developments
In response to the COVID-19 pandemic, the Swiss government, the SNB and FINMA have taken various measures to mitigate the consequences for the economy and the financial system, including the temporary exclusion of central bank reserves from leverage ratio calculations, deactivation of the Swiss countercyclical capital buffer and modifications to the phase-in of RWA inflation related to certain Basel III revisions to the capital requirements for credit risk. In addition, the BCBS announced changes to the implementation timeline of the outstanding Basel III standards.
> Refer to “COVID-19 pandemic and related regulatory measures” in II– Operating and financial review – Credit Suisse for a discussion of regulatory developments pertaining to COVID-19.
In January 2020, FINMA and Credit Suisse agreed that a substantial part of the net exposure of Credit Suisse AG (Bank parent) toward Credit Suisse Group AG (Group parent) originating from unsecured loans shall be covered by an additional gone concern capacity at the Bank parent. The Group parent, in support of its single point-of-entry bail-in strategy, is obliged to make the additional funds available. These additional funds constitute eligible gone concern capacity. However, to the extent that the aforementioned net exposure of the Bank parent is covered by such funds, they do not qualify for the gone concern capital ratio calculation at the Bank or the Group level.
Since January 1, 2020, the Bank parent company has been subject to new quantitative gone concern requirements for additional loss-absorbing capacity comprising three elements: (i) requirements for its third-party risk exposure; (ii) a buffer requirement equal to 30% of the consolidated requirement of the Bank; and (iii) the sum of gone concern capital provided to its subsidiaries, currently Credit Suisse (Schweiz) AG, Credit Suisse Holdings (USA) Inc., Credit Suisse International and Credit Suisse Securities (Europe) Limited. In accordance with the Capital Adequacy Ordinance transitional provision, a second element (buffer requirement) is being phased in from January 1, 2021 to January 1, 2024.
Effective January 1, 2020, certain revisions to the capital requirements of credit risk became effective. The revisions relate to equity investments in funds and central counterparty positions and a new standardized approach for counterparty credit risk (SA-CCR) for derivatives.
In July 2020, the Basel Committee published an updated standard for the regulatory capital treatment of credit valuation adjustment (CVA) risk for derivatives and securities financing transactions. The revisions for the regulatory capital treatment of CVA risk mainly include recalibrated risk weights and an overall recalibration of the standardized and basic approach. The implementation date for the revised CVA framework has been set for January 1, 2023.

Capital instruments
Contingent capital instruments
We have issued high-trigger and low-trigger capital instruments to meet our capital requirements. Our high-trigger instruments either mandatorily convert into our ordinary shares or their principal amount is written down to zero upon the occurrence of certain specified triggering events. These events include our CET1 ratio falling below 7% (or any lower applicable minimum threshold), or a determination by FINMA that conversion or write down is necessary, or that we require public sector capital support, to prevent us from becoming insolvent, bankrupt or unable to pay a material amount of our debts, or other similar circumstances. Conversion or write down can only be prevented if FINMA, at our request, is satisfied that certain conditions exist and conversion or write down is not required. High-trigger instruments are designed to absorb losses before our other capital instruments, including the low-trigger capital instruments. The features of low-trigger capital instruments are described below. Contingent Capital Awards would not convert into common equity, but would be written down to zero upon a trigger event.
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
The following tier 1 capital notes (collectively, Tier 1 Capital Notes), which have a trigger amount of 5.125% and qualify as low trigger capital instruments, were outstanding as of December 31, 2020:
■ USD 2.5 billion 6.25% tier 1 capital notes; and
■ USD 2.25 billion 7.5% tier 1 capital notes.
The following tier 2 capital notes (collectively, Tier 2 Capital Notes), which have a trigger amount of 5% and qualify as low trigger capital instruments, were outstanding as of December 31, 2020:
■ USD 2.5 billion 6.5% tier 2 capital notes.
Issuances and redemptions
	Currency	Par value at issuance (million)	Coupon rate (%)	Description	Year of maturity
Issuances – callable bail-in instruments
First quarter of 2020	EUR	1,250	0.65	Senior notes	2028
	USD	280	–	Zero coupon accreting senior notes	2060
Second quarter of 2020	USD	3,000	4.194	Senior notes	2031
	EUR	2,000	3.25	Senior notes	2026
	USD	1,500	2.193	Senior notes	2026
	GBP	750	2.25	Senior notes	2028
January 2021 to date	EUR	1,500	floating rate	Senior notes	2026
	EUR	1,500	0.625	Senior notes	2033	[1]
	USD	2,000	1.305	Senior notes	2027

Issuances – high-trigger capital instruments
First quarter of 2020	USD	1,000	5.1	Perpetual tier 1 contingent capital notes	–
Third quarter of 2020	USD	1,500	5.25	Perpetual tier 1 contingent capital notes	–
Fourth quarter of 2020	USD	1,500	4.5	Perpetual tier 1 contingent capital notes	–

Redemptions
First quarter of 2020	USD	2,500	5.4	Tier 2 subordinated notes	–
	CHF	200	3.375	Tier 2 subordinated notes	–
	USD	1,500	2.75	Senior notes	–
Third quarter of 2020	EUR	1,250	5.75	Tier 2 capital notes	–
	CHF	435	0.63	Senior notes	–
Fourth quarter of 2020	GBP	250	7.00	Tier 2 subordinated notes	–
	USD	2,000	3.125	Senior notes	–
	USD	45	–	Zero coupon tier 2 subordinated notes	–
	EUR	50	floating rate	Senior notes	–
1 Matures in 2033 with no call option.

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
With respect to the capital instruments that specify a trigger event if the CET1 ratio were to fall below 5.125%, the Higher Trigger Capital Amount was CHF 11.4 billion and the Higher Trigger Capital Ratio (i.e., the ratio of the Higher Trigger Capital Amount to the aggregate of all RWA of the Group) was 4.1%, both as of the end of 2020.
With respect to the capital instruments that specify a trigger event if the CET1 ratio were to fall below 5%, the Higher Trigger Capital Amount was CHF 15.8 billion and the Higher Trigger Capital Ratio was 5.8%, both as of the end of 2020.
> Refer to the table “BIS capital metrics – Group” for further information on the BIS metrics used to calculate such measures.
BIS capital metrics
BIS capital metrics – Group
end of	2020	2019	% change
Capital and risk-weighted assets (CHF million)
CET1 capital	35,361	36,774	(4)
Tier 1 capital	51,202	49,791	3
Total eligible capital	52,163	52,725	(1)
Risk-weighted assets	275,084	290,463	(5)
Capital ratios (%)
CET1 ratio	12.9	12.7	–
Tier 1 ratio	18.6	17.1	–
Total capital ratio	19.0	18.2	–
Eligible capital – Group
end of	2020	2019	% change
Eligible capital (CHF million)
Total shareholders' equity	42,677	43,644	(2)
Adjustments
Regulatory adjustments [1]	(342)	(247)	38
Goodwill [2]	(4,681)	(4,848)	(3)
Other intangible assets [2]	(271)	(38)	–
Deferred tax assets that rely on future profitability	(1,070)	(1,465)	(27)
Shortfall of provisions to expected losses	(176)	(458)	(62)
Gains/(losses) due to changes in own credit on fair-valued liabilities [3]	2,466	2,911	(15)
Defined benefit pension assets [2]	(2,249)	(2,263)	(1)
Investments in own shares	(397)	(426)	(7)
Other adjustments [4]	(596)	(36)	–
Total adjustments	(7,316)	(6,870)	6
CET1 capital	35,361	36,774	(4)
High-trigger capital instruments (7% trigger)	11,410	8,310	37
Low-trigger capital instruments (5.125% trigger)	4,431	4,707	(6)
Additional tier 1 capital	15,841	13,017	22
Tier 1 capital	51,202	49,791	3
Tier 2 low-trigger capital instruments (5% trigger)	961	2,934	(67)
Tier 2 capital [5]	961	2,934	(67)
Total eligible capital [5]	52,163	52,725	(1)
1 Includes certain adjustments, such as a cumulative dividend accrual.
2 Net of deferred tax liability.
3 Since the first quarter of 2020, net of tax.
4 Includes reversals of cash flow hedge reserves and, in 2020, of unrealized gains on certain investments that are not eligible for CET1 recognition.
5
Amounts are shown on a look-through basis. Certain tier 2 instruments are subject to phase out through 2022. As of 2020 and 2019, total eligible capital was CHF 52,437 million and CHF 53,038 million, including CHF 273 million and CHF 313 million of such instruments and the total capital ratio was 19.1% and 18.3%, respectively.

2020 Capital movement – Group
	2020	2019
CET1 capital (CHF million)
Balance at beginning of period	36,774	35,824
Net income attributable to shareholders	2,669	3,419
Foreign exchange impact [1]	(2,664)	(985)
Dividends	(755)	(720)
Reversal of unrealized gains on certain equity investments not eligible for CET1 recognition	(427)	0
Regulatory adjustment of goodwill and intangible assets, net of deferred tax liability	(389)	(137)
Repurchase of shares under the share buyback program	(325)	(1,000)
Other [2]	478	373
Balance at end of period	35,361	36,774
Additional tier 1 capital (CHF million)
Balance at beginning of period	13,017	10,216
Foreign exchange impact	(1,214)	(204)
Issuances	3,633	2,796
Other [3]	405	209
Balance at end of period	15,841	13,017
Tier 2 capital (CHF million)
Balance at beginning of period	2,934	3,508
Foreign exchange impact	(161)	(83)
Redemptions	(1,341)	0
Other [4]	(471)	(491)
Balance at end of period	961	2,934
Eligible capital (CHF million)
Balance at end of period	52,163	52,725
1 Includes US GAAP cumulative translation adjustments and the foreign exchange impact on regulatory CET1 adjustments.
2 Includes the net effect of share-based compensation and a regulatory adjustment of defined benefit pension plan assets.
3 Primarily reflects valuation impacts.
4 Includes the impact of the prescribed amortization requirement as instruments move closer to their maturity date.
Our CET1 ratio was 12.9% as of the end of 2020 compared to 12.7% as of the end of 2019. Our tier 1 ratio was 18.6% as of the end of 2020 compared to 17.1% as of the end of 2019. Our total capital ratio was 19.0% as of the end of 2020 compared to 18.2% as of the end of 2019.
CET1 capital was CHF 35.4 billion as of the end of 2020, a decrease of 4% compared to CHF 36.8 billion as of the end of 2019. CET1 was mainly impacted by a negative foreign exchange impact, a dividend accrual and the reversal of unrealized gains on certain equity investments not eligible for CET1 recognition, partially offset by net income attributable to shareholders.
Additional tier 1 capital was CHF 15.8 billion as of the end of 2020 compared to CHF 13.0 billion as of the end of 2019, mainly reflecting the issuance of high-trigger additional tier 1 capital notes, partially offset by a negative foreign exchange impact.
Tier 2 capital was CHF 1.0 billion as of the end of 2020 compared to CHF 2.9 billion as of the end of 2019, mainly due to the redemption of tier 2 low-trigger capital instruments.
Total eligible capital as of the end of 2020 was CHF 52.2 billion compared to CHF 52.7 billion as of the end of 2019, reflecting decreases in tier 2 capital and CET1 capital, offset by an increase in additional tier 1 capital.

Risk-weighted assets
Our balance sheet positions and off-balance sheet exposures translate into RWA, which are categorized as credit, market and operational RWA. When assessing RWA, it is not the nominal size, but rather the nature (including risk mitigation such as collateral or hedges) of the balance sheet positions or off-balance sheet exposures that determines the RWA.
Credit risk RWA reflect the capital requirements for the possibility of a loss being incurred as the result of a borrower or counterparty failing to meet its financial obligations or as a result of a deterioration in the credit quality of the borrower or counterparty. Under Basel III, certain regulatory capital adjustments are dependent on the level of CET1 capital (thresholds). The amount above the threshold is deducted from CET1 capital and the amount below the threshold is risk weighted. RWA subject to such threshold adjustments are included in credit risk RWA. For measuring the capital requirements related to credit risk, we received approval from FINMA to use the advanced internal ratings-based (A-IRB) approach. Under the A-IRB approach for measuring credit risk, risk weights are determined by using internal risk parameters for probability of default (PD), loss given default (LGD) and effective maturity. The exposure at default (EAD) is either derived from balance sheet values or by using models. For the capital requirements for counterparty credit risk, we implemented the CVA, which covers the risk of mark-to-market losses on the expected counterparty risk arising from changes in a counterparty’s credit spreads.
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
For capital purposes, FINMA, in line with BIS requirements, uses a multiplier to impose an increase in market risk capital for every regulatory VaR backtesting exception above four in the prior rolling 12-month period. In 2020, our market risk capital multiplier remained at FINMA and BIS minimum levels and we did not experience an increase in market risk capital.
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

Risk-weighted assets – Group
end of	Swiss Universal Bank	International Wealth Management	Asia Pacific	Investment Bank	Corporate Center	Group
2020 (CHF million)
Credit risk	69,428	29,920	20,133	53,475	25,156	198,112
Market risk	1,598	1,962	1,645	10,749	2,363	18,317
Operational risk	10,262	11,118	4,811	13,648	18,816	58,655
Risk-weighted assets	81,288	43,000	26,589	77,872	46,335	275,084
2019 (CHF million)
Credit risk	66,878	28,866	24,981	57,832	28,396	206,953
Market risk	2,144	2,328	1,424	6,689	2,607	15,192
Operational risk	11,467	12,335	5,452	17,697	21,367	68,318
Risk-weighted assets	80,489	43,529	31,857	82,218	52,370	290,463
Risk-weighted assets movements
RWA decreased 5% to CHF 275.1 billion as of the end of 2020 from CHF 290.5 billion as of the end of 2019, mainly reflecting a negative foreign exchange impact and movements in risk levels, mainly in credit risk. These decreases were partially offset by increases related to methodology and policy changes in credit risk and internal model and parameter updates in credit and market risk.
Excluding the foreign exchange impact, the movement in credit risk was primarily driven by increases related to methodology and policy changes and internal model and parameter updates, largely offset by movements in risk levels attributable to book size. The increase in methodology and policy changes reflected the phase-in of certain Basel III revisions for credit risk, including SA-CCR for derivatives, mainly in International Wealth Management, equity investments in funds and central counterparty default fund contributions. The increase related to internal model and parameter updates was mainly driven by a regular data update pertaining to the advanced CVA model, primarily due to increased market volatility, mainly in Swiss Universal Bank, the Corporate Center and International Wealth Management. This was partially offset by the implementation of a new model for corporate clients, accompanied by the phase out of a multiplier on certain corporate exposures, mainly in the Investment Bank. The movements in risk levels attributable to book size was primarily driven by decreased advanced CVA in International Wealth Management, the Corporate Center and Swiss Universal Bank, decreased derivatives exposures in the Corporate Center and Asia Pacific, an equity impairment loss in International Wealth Management and equity exposures in the Investment Bank.
Excluding the foreign exchange impact, the decrease in market risk was primarily driven by internal model and parameter updates, mainly in the Investment Bank, primarily reflecting the market data update for regulatory VaR, as a result of the significant market volatility in first half of 2020.
Excluding the foreign exchange impact, the decrease in operational risk was mainly driven by internal model and parameter updates. In addition to decreases related to the annual recalibration of the advanced measurement approach, we have updated our operational risk RWA advanced measurement approach in respect of historical mortgage-related settlements, which was reflected in the Corporate Center. Internal model and parameter updates also reflected updated operational risk allocation keys, resulting in lower operational risk RWA in the Investment Bank, offset by higher operational risk RWA in the Corporate Center and International Wealth Management.

Risk-weighted asset movement by risk type – Group
2020	Swiss Universal Bank	International Wealth Management	Asia Pacific	Investment Bank	Corporate Center	Total
Credit risk (CHF million)
Balance at beginning of period	66,878	28,866	24,981	57,832	28,396	206,953
Foreign exchange impact	(1,232)	(1,855)	(1,940)	(4,971)	(2,072)	(12,070)
Movements in risk levels	(113)	(4,064)	(3,294)	381	(4,200)	(11,290)
of which credit risk – book size [1]	(551)	(4,598)	(2,863)	(1,208)	(3,421)	(12,641)
of which credit risk – book quality [2]	438	534	(431)	1,589	(779)	1,351
Model and parameter updates – internal [3]	2,339	1,139	(440)	(2,129)	2,014	2,923
Model and parameter updates – external [4]	0	80	2	51	44	177
Methodology and policy changes [5]	1,556	5,754	824	2,311	974	11,419
Balance at end of period	69,428	29,920	20,133	53,475	25,156	198,112
Market risk (CHF million)
Balance at beginning of period	2,144	2,328	1,424	6,689	2,607	15,192
Foreign exchange impact	(186)	(252)	(216)	(1,028)	(288)	(1,970)
Movements in risk levels	(382)	(1,149)	408	853	(782)	(1,052)
Model and parameter updates – internal [3]	22	1,035	29	4,235	826	6,147
Balance at end of period	1,598	1,962	1,645	10,749	2,363	18,317
Operational risk (CHF million)
Balance at beginning of period	11,467	12,335	5,452	17,697	21,367	68,318
Foreign exchange impact	(1,011)	(1,098)	(469)	(1,452)	(1,881)	(5,911)
Movements in risk levels	(14)	(140)	(97)	(293)	(6)	(550)
Model and parameter updates – internal [3]	(180)	21	(75)	(2,304)	(664)	(3,202)
Balance at end of period	10,262	11,118	4,811	13,648	18,816	58,655
Total (CHF million)
Balance at beginning of period	80,489	43,529	31,857	82,218	52,370	290,463
Foreign exchange impact	(2,429)	(3,205)	(2,625)	(7,451)	(4,241)	(19,951)
Movements in risk levels	(509)	(5,353)	(2,983)	941	(4,988)	(12,892)
Model and parameter updates – internal [3]	2,181	2,195	(486)	(198)	2,176	5,868
Model and parameter updates – external [4]	0	80	2	51	44	177
Methodology and policy changes [5]	1,556	5,754	824	2,311	974	11,419
Balance at end of period	81,288	43,000	26,589	77,872	46,335	275,084
1 Represents changes in portfolio size.
2 Represents changes in average risk weighting across credit risk classes.
3 Represents movements arising from internally driven updates to models and recalibrations of model parameters specific only to Credit Suisse.
4 Represents movements arising from externally mandated updates to models and recalibrations of model parameters specific only to Credit Suisse.
5 Represents movements arising from externally mandated regulatory methodology and policy changes to accounting and exposure classification and treatment policies not specific only to Credit Suisse.

Leverage metrics
Credit Suisse has adopted the BIS leverage ratio framework, as issued by the BCBS and implemented in Switzerland by FINMA. Under the BIS framework, the leverage ratio measures tier 1 capital against the end-of-period exposure. As used herein, leverage exposure consists of period-end total assets and prescribed regulatory adjustments, such as derivative financial instruments, securities financing transactions and off-balance sheet exposures.
Leverage exposure – Group
end of	2020	2019
Leverage exposure (CHF million)
Swiss Universal Bank	295,507	284,798
International Wealth Management	104,014	99,085
Asia Pacific	74,307	81,090
Investment Bank	319,339	332,019
Corporate Center	6,686	113,002
Leverage exposure	799,853	909,994
The leverage exposure was CHF 799.9 billion as of the end of 2020, which decreased 12% compared to CHF 910.0 billion as of the end of 2019. The decrease mainly reflects the temporary exclusion of central bank reserves from the leverage exposure in 2020, as permitted by FINMA. This temporary exclusion terminated as of January 1, 2021.
> Refer to “Balance sheet and off-balance sheet” for further information on the movement in the Group’s consolidated balance sheet.
Leverage exposure components – Group
end of	2020		2019	% change
Leverage exposure (CHF million)
Total assets	805,822		787,295	2
Adjustments
Difference in scope of consolidation and tier 1 capital deductions [1]	(16,680)		(14,146)	18
Derivative financial instruments	68,577		75,856	(10)
Securities financing transactions	(39,009)		(29,580)	32
Off-balance sheet exposures	88,944		90,569	(2)
Other	(107,801)	[2]	–	–
Total adjustments	(5,969)		122,699	–
Leverage exposure	799,853		909,994	(12)
1
Includes adjustments for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation and tier 1 capital deductions related to balance sheet assets.

2 Includes cash held at central banks of CHF 110,677 million, after adjusting for the dividend paid in 2020.
BIS leverage metrics – Group
end of	2020		2019	% change
Capital and leverage exposure (CHF million)
CET1 capital	35,361		36,774	(4)
Tier 1 capital	51,202		49,791	3
Leverage exposure	799,853	[1]	909,994	(12)
Leverage ratios (%)
CET1 leverage ratio	4.4		4.0	–
Tier 1 leverage ratio	6.4		5.5	–
1 Leverage exposure as of the end of 2020 excludes CHF 110,677 million of cash held at central banks, after adjusting for the dividend paid in 2020.
BIS leverage ratios – Group
The CET1 leverage ratio was 4.4% as of the end of 2020, compared to 4.0% as of the end of 2019, mainly reflecting lower leverage exposure. The tier 1 leverage ratio was 6.4% as of the end of 2020, compared to 5.5% as of the end of 2019, mainly reflecting lower leverage exposure.
Swiss metrics
Swiss capital metrics
As of the end of 2020, our Swiss CET1 capital was CHF 35.4 billion and our Swiss CET1 ratio was 12.8%. Our going concern capital was CHF 51.2 billion and our going concern capital ratio was 18.6%. Our gone concern capital was CHF 41.9 billion and our gone concern capital ratio was 15.2%. Our total loss-absorbing capacity was CHF 93.0 billion and our TLAC ratio was 33.8%.
Swiss capital metrics – Group
end of	2020	2019	% change
Swiss capital and risk-weighted assets (CHF million)
Swiss CET1 capital	35,351	36,740	(4)
Going concern capital	51,192	49,757	3
Gone concern capital	41,852	41,138	2
Total loss-absorbing capacity	93,044	90,895	2
Swiss risk-weighted assets	275,576	291,282	(5)
Swiss capital ratios (%)
Swiss CET1 ratio	12.8	12.6	–
Going concern capital ratio	18.6	17.1	–
Gone concern capital ratio	15.2	14.1	–
TLAC ratio	33.8	31.2	–
The Swiss capital requirements have been fully phased-in as of January 1, 2020 and the 2019 balances are presented on a comparative basis as previously reported. Rounding differences may occur.

Swiss capital and risk-weighted assets – Group
end of	2020	2019	% change
Swiss capital (CHF million)
CET1 capital – BIS	35,361	36,774	(4)
Swiss regulatory adjustments [1]	(10)	(34)	(71)
Swiss CET1 capital	35,351	36,740	(4)
Additional tier 1 high-trigger capital instruments	11,410	8,310	37
Grandfathered additional tier 1 low-trigger capital instruments	4,431	4,707	(6)
Swiss additional tier 1 capital	15,841	13,017	22
Going concern capital	51,192	49,757	3
Bail-in debt instruments	39,450	37,172	6
Tier 2 low-trigger capital instruments	961	2,934	(67)
Tier 2 amortization component	1,441	1,032	40
Gone concern capital [2]	41,852	41,138	2
Total loss-absorbing capacity	93,044	90,895	2
Risk-weighted assets (CHF million)
Risk-weighted assets – BIS	275,084	290,463	(5)
Swiss regulatory adjustments [3]	492	819	(40)
Swiss risk-weighted assets	275,576	291,282	(5)
The Swiss capital requirements have been fully phased-in as of January 1, 2020 and the 2019 balances are presented on a comparative basis as previously reported.
1 Includes adjustments for certain unrealized gains outside the trading book.
2
Amounts are shown on a look-through basis. Certain tier 2 instruments and their related tier 2 amortization components are subject to phase out through 2022. As of 2020 and 2019, gone concern capital was CHF 42,198 million and CHF 38,576 million, including CHF 346 million and CHF 372 million, respectively, of such instruments.

3 Primarily includes differences in the credit risk multiplier.
Swiss leverage metrics – Group
end of	2020		2019	% change
Swiss capital and leverage exposure (CHF million)
Swiss CET1 capital	35,351		36,740	(4)
Going concern capital	51,192		49,757	3
Gone concern capital	41,852		41,138	2
Total loss-absorbing capacity	93,044		90,895	2
Leverage exposure	799,853		909,994	(12)
Swiss leverage ratios (%)
Swiss CET1 leverage ratio	4.4		4.0	–
Going concern leverage ratio	6.4		5.5	–
Gone concern leverage ratio	5.2	[1]	4.5	–
TLAC leverage ratio	11.6		10.0	–
The Swiss capital requirements have been fully phased-in as of January 1, 2020 and the 2019 balances are presented on a comparative basis as previously reported. Rounding differences may occur.
1
The gone concern ratio would be 4.6%, if calculated using a leverage exposure of CHF 910,530 million, without the temporary exclusion of cash held at central banks, after adjusting for the dividend paid in 2020, of CHF 110,677 million.

Swiss leverage metrics
The leverage exposure used in the Swiss leverage ratios is measured on the same period-end basis as the leverage exposure for the BIS leverage ratio. As of the end of 2020, our Swiss CET1 leverage ratio was 4.4%, our going concern leverage ratio was 6.4%, our gone concern leverage ratio was 5.2% and our TLAC leverage ratio was 11.6%.

Bank regulatory disclosures
The following capital, RWA and leverage disclosures apply to the Bank. The business of the Bank is substantially the same as that of the Group, including business drivers and trends relating to capital, RWA and leverage metrics.
> Refer to “BIS capital metrics”, “Risk-weighted assets”, “Leverage metrics” and “Swiss metrics” for further information.
BIS capital metrics – Bank
end of	2020	2019	% change
Capital and risk-weighted assets (CHF million)
CET1 capital	40,701	41,933	(3)
Tier 1 capital	55,659	54,024	3
Total eligible capital	56,620	56,958	(1)
Risk-weighted assets	275,676	290,843	(5)
Capital ratios (%)
CET1 ratio	14.8	14.4	–
Tier 1 ratio	20.2	18.6	–
Total capital ratio	20.5	19.6	–
The Bank’s CET1 ratio was 14.8% as of the end of 2020 compared to 14.4% as of the end of 2019. The Bank’s tier 1 ratio was 20.2% as of the end of 2020 compared to 18.6% as of the end of 2019. The Bank’s total capital ratio was 20.5% as of the end of 2020 compared to 19.6% as of the end of 2019.
CET1 capital was CHF 40.7 billion as of the end of 2020, a decrease of 3% compared to CHF 41.9 billion as of the end of 2019. CET1 was mainly impacted by a negative foreign exchange impact, a dividend accrual and the reversal of unrealized gains on certain equity investments not eligible for CET1 recognition, partially offset by net income attributable to shareholders.
Additional tier 1 capital was CHF 15.0 billion as of the end of 2020 compared to CHF 12.1 billion as of the end of 2019, mainly reflecting the issuance of high-trigger additional tier 1 capital notes, partially offset by a negative foreign exchange impact.
Eligible capital and risk-weighted assets – Bank
end of	2020		2019	% change
Eligible capital (CHF million)
Total shareholders' equity	46,264		46,120	0
Regulatory adjustments [1]	(1,088)		(58)	–
Other adjustments [2]	(4,475)		(4,129)	8
CET1 capital	40,701		41,933	(3)
Additional tier 1 instruments	14,958	[3]	12,091	24
Additional tier 1 capital	14,958		12,091	24
Tier 1 capital	55,659		54,024	3
Tier 2 low-trigger capital instruments (5% trigger)	961		2,934	(67)
Tier 2 capital [4]	961		2,934	(67)
Total eligible capital [4]	56,620		56,958	(1)
Risk-weighted assets by risk type (CHF million)
Credit risk	198,704		207,333	(4)
Market risk	18,317		15,192	21
Operational risk	58,655		68,318	(14)
Risk-weighted assets	275,676		290,843	(5)
1 Includes certain adjustments, such as a cumulative dividend accrual.
2 Includes certain deductions, such as goodwill, other intangible assets and certain deferred tax assets.
3
Consists of high-trigger and low-trigger capital instruments. Of this amount, CHF 11.4 billion consists of capital instruments with a capital ratio write-down trigger of 7% and CHF 3.6 billion consists of capital instruments with a capital ratio write-down trigger of 5.125%.

4
Amounts are shown on a look-through basis. Certain tier 2 instruments are subject to phase out through 2022. As of 2020 and 2019, total eligible capital was CHF 56,893 million and CHF 57,271 million, including CHF 273 million and CHF 314 million of such instruments and the total capital ratio was 20.6% and 19.7%, respectively.

Tier 2 capital was CHF 1.0 billion as of the end of 2020 compared to CHF 2.9 billion as of the end of 2019, mainly due to the redemption of tier 2 low-trigger capital instruments.
The Bank’s total eligible capital was CHF 56.6 billion as of the end of 2020 compared to CHF 57.0 billion as of the end of 2019, mainly reflecting decreases in tier 2 capital and CET1 capital, offset by an increase in additional tier 1 capital.
RWA decreased CHF 15.2 billion to CHF 275.7 billion as of the end of 2020 compared to CHF 290.8 billion as of the end of 2019.

Leverage exposure components – Bank
end of	2020		2019	% change
Leverage exposure (CHF million)
Total assets	809,688		790,459	2
Adjustments
Difference in scope of consolidation and tier 1 capital deductions [1]	(14,079)		(11,545)	22
Derivative financial instruments	68,651		75,906	(10)
Securities financing transactions	(39,004)		(29,580)	32
Off-balance sheet exposures	88,948		90,574	(2)
Other	(121,342)	[2]	–	–
Total adjustments	(16,826)		125,355	–
Leverage exposure	792,862		915,814	(13)
1
Includes adjustments for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation and tier 1 capital deductions related to balance sheet assets.

2 Includes cash held at central banks of CHF 124,218 million, after adjusting for the dividend paid in 2020.
BIS leverage metrics – Bank
end of	2020		2019	% change
Capital and leverage exposure (CHF million)
CET1 capital	40,701		41,933	(3)
Tier 1 capital	55,659		54,024	3
Leverage exposure	792,862	[1]	915,814	(13)
Leverage ratios (%)
CET1 leverage ratio	5.1		4.6	–
Tier 1 leverage ratio	7.0		5.9	–
1 Leverage exposure as of the end of 2020 excludes CHF 124,218 million of cash held at central banks, after adjusting for the dividend paid in 2020.
Swiss capital metrics – Bank
end of	2020	2019	% change
Swiss capital and risk-weighted assets (CHF million)
Swiss CET1 capital	40,691	41,899	(3)
Going concern capital	55,648	53,990	3
Gone concern capital	41,857	41,136	2
Total loss-absorbing capacity	97,505	95,126	3
Swiss risk-weighted assets	276,157	291,651	(5)
Swiss capital ratios (%)
Swiss CET1 ratio	14.7	14.4	–
Going concern capital ratio	20.2	18.5	–
Gone concern capital ratio	15.2	14.1	–
TLAC ratio	35.3	32.6	–
The Swiss capital requirements have been fully phased-in as of January 1, 2020 and the 2019 balances are presented on a comparative basis. Rounding differences may occur.
Swiss capital and risk-weighted assets – Bank
end of	2020	2019	% change
Swiss capital (CHF million)
CET1 capital – BIS	40,701	41,933	(3)
Swiss regulatory adjustments [1]	(10)	(34)	(71)
Swiss CET1 capital	40,691	41,899	(3)
Additional tier 1 high-trigger capital instruments	11,408	8,315	37
Grandfathered additional tier 1 low-trigger capital instruments	3,549	3,776	(6)
Swiss additional tier 1 capital	14,957	12,091	24
Going concern capital	55,648	53,990	3
Bail-in debt instruments	39,455	37,170	6
Tier 2 low-trigger capital instruments	961	2,934	(67)
Tier 2 amortization component	1,441	1,032	40
Gone concern capital [2]	41,857	41,136	2
Total loss-absorbing capacity	97,505	95,126	3
Risk-weighted assets (CHF million)
Risk-weighted assets – BIS	275,676	290,843	(5)
Swiss regulatory adjustments [3]	481	808	(40)
Swiss risk-weighted assets	276,157	291,651	(5)
The Swiss capital requirements have been fully phased-in as of January 1, 2020 and the 2019 balances are presented on a comparative basis.
1 Includes adjustments for certain unrealized gains outside the trading book.
2
Amounts are shown on a look-through basis. Certain tier 2 instruments and their related tier 2 amortization components are subject to phase out through 2022. As of 2020 and 2019, gone concern capital was CHF 42,203 million and CHF 38,574 million, including CHF 346 million and CHF 372 million, respectively, of such instruments.

3 Primarily includes differences in the credit risk multiplier.
Swiss leverage metrics – Bank
end of	2020		2019	% change
Swiss capital and leverage exposure (CHF million)
Swiss CET1 capital	40,691		41,899	(3)
Going concern capital	55,648		53,990	3
Gone concern capital	41,857		41,136	2
Total loss-absorbing capacity	97,505		95,126	3
Leverage exposure	792,862		915,814	(13)
Swiss leverage ratios (%)
Swiss CET1 leverage ratio	5.1		4.6	–
Going concern leverage ratio	7.0		5.9	–
Gone concern leverage ratio	5.3	[1]	4.5	–
TLAC leverage ratio	12.3		10.4	–
The Swiss capital requirements have been fully phased-in as of January 1, 2020 and the 2019 balances are presented on a comparative basis. Rounding differences may occur.
1
The gone concern ratio would be 4.6%, if calculated using a leverage exposure of CHF 917,080 million, without the temporary exclusion of cash held at central banks, after adjusting for the dividend paid in 2020, of CHF 124,218 million.

Shareholders’ equity
Group
The Group’s total shareholders’ equity was CHF 42.7 billion as of the end of 2020 compared to CHF 43.6 billion as of the end of 2019. Total shareholders’ equity was negatively impacted by foreign exchange-related movements on cumulative translation adjustments, transactions relating to the settlement of share based-compensation awards, dividends paid and the repurchase of shares under the share buyback program. These movements were mostly offset by net income attributable to shareholders and an increase in the share-based compensation obligation.
> Refer to the “Consolidated statements of changes in equity” in VI – Consolidated financial statements – Credit Suisse Group for further information on the Group’s total shareholders’ equity.
Bank
The Bank’s total shareholders’ equity was CHF 46.3 billion as of the end of 2020 compared to CHF 46.1 billion as of the end of 2019. Total shareholders’ equity was positively impacted by net income attributable to shareholders and an increase in the share-based compensation obligation. These movements were partially offset by foreign exchange-related movements on cumulative translation adjustments and transactions relating to the settlement of share-based compensation awards.
Shareholders' equity and share metrics
	Group			Bank
end of	2020	2019	% change	2020	2019	% change
Shareholders' equity (CHF million)
Common shares	98	102	(4)	4,400	4,400	0
Additional paid-in capital	33,323	34,661	(4)	46,232	45,774	1
Retained earnings	32,834	30,634	7	15,871	13,492	18
Treasury shares, at cost	(428)	(1,484)	(71)	–	–	–
Accumulated other comprehensive income/(loss)	(23,150)	(20,269)	14	(20,239)	(17,546)	15
Total shareholders' equity	42,677	43,644	(2)	46,264	46,120	0
Goodwill	(4,426)	(4,663)	(5)	(3,755)	(3,960)	(5)
Other intangible assets	(237)	(291)	(19)	(237)	(291)	(19)
Tangible shareholders' equity [1]	38,014	38,690	(2)	42,272	41,869	1
Shares outstanding (million)
Common shares issued	2,447.7	2,556.0	(4)	4,399.7	4,399.7	0
Treasury shares	(41.6)	(119.8)	(65)	–	–	–
Shares outstanding	2,406.1	2,436.2	(1)	4,399.7	4,399.7	0
Par value (CHF)
Par value	0.04	0.04	0	1.00	1.00	0
Book value per share (CHF)
Total book value per share	17.74	17.91	(1)	10.52	10.48	0
Goodwill per share	(1.84)	(1.91)	(4)	(0.85)	(0.90)	(6)
Other intangible assets per share	(0.10)	(0.12)	(17)	(0.06)	(0.06)	0
Tangible book value per share [1]	15.80	15.88	(1)	9.61	9.52	1
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
In 2020, we purchased 1,303.3 million treasury shares and sold or re-issued 1,222.4 million treasury shares. Of these, 1,274.8 million shares were purchased through open market transactions, predominantly for market-making purposes and facilitating customer orders and to meet the Group’s delivery obligations with respect to share-based compensation. As of December 31, 2020, the Group held 41.6 million treasury shares.
> Refer to “Note 27 – Accumulated other comprehensive income and additional share information” in VI – Consolidated financial statements – Credit Suisse Group for information on movement in treasury shares.
As announced at the 2019 Investor Day on December 11, 2019, the Board of Directors approved a share buyback program for 2020 of up to CHF 1.5 billion. Prior to the COVID-19 pandemic, we had expected to buy back at least CHF 1.0 billion of shares in 2020, subject to market and economic conditions. We commenced the 2020 share buyback program on January 6, 2020 and acquired our own shares on a second trading line on the SIX Swiss Exchange, subject to deduction of applicable Swiss federal withholding tax. As of March 13, 2020, we had bought back CHF 325 million worth of shares. In light of the market volatility and the expected impact of COVID-19 on economic activity, the buyback program was suspended in March 2020. In July 2020, we cancelled 108.3 million common shares, which we had bought back under the 2019 and 2020 share buyback programs. The cancellation of the shares was approved at the Annual General Meeting on April 30, 2020. On December 30, 2020, the 2020 share buyback program was completed.
As announced on October 29, 2020, the Board of Directors approved an additional share buyback program for 2021 of up to CHF 1.5 billion. We expect to buy back at least CHF 1.0 billion of shares in 2021, subject to market and economic conditions. We commenced the 2021 share buyback program on January 12, 2021 and are acquiring our own shares on a second trading line on the SIX Swiss Exchange, subject to deduction of applicable Swiss federal withholding tax. As of March 12, 2021, we had bought back CHF 209 million worth of shares. Shares repurchased in 2021 are expected to be cancelled by means of a capital reduction to be proposed at a future annual general meeting of shareholders.
> Refer to “Impact of share-based compensation on shareholders’ equity” in V – Compensation – Supplementary information for further information.
Issuer purchases of equity securities
				of which share buyback program		[2]
in	Total number of shares purchased (million)	[1]	Average price paid per share purchased (CHF)	Total number of shares purchased (million)	Maximum amount that may yet be purchased (CHF million)	[3]
2020
January	82.3		13.28	6.8	911
February	53.5		12.79	8.5	800
March	144.2		8.24	13.2	675
April	43.9		8.09	0.0	675
May	52.3		8.22	0.0	675
June	76.4		9.79	0.0	675
July	33.8		9.88	0.0	675
August	93.1		10.23	0.0	675
September	118.1		9.64	0.0	675
October	194.0		9.40	0.0	675
November	230.5		10.63	0.0	675
December	181.2		11.35	0.0	675
Total share purchases	1,303.3		–	28.5	–
1
We purchased 1,274.8 million shares in 2020, other than through the share buyback program, through open market transactions, predominantly for market-making purposes and facilitating customer orders as well as to meet the Group’s delivery obligations with respect to share-based compensation.

2
At the 2019 Investor Day on December 11, 2019, we announced a share buyback program of Group ordinary shares for 2020. The Board of Directors approved the share buyback program of up to CHF 1.5 billion. The program was suspended in March 2020 and completed on December 30, 2020.

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

In light of the COVID-19 pandemic and in response to a request by FINMA, on April 9, 2020, the Board of Directors made a revised dividend proposal to our shareholders at the 2020 AGM. Instead of a total dividend of CHF 0.2776 per share, the Board of Directors proposed a cash distribution of CHF 0.1388 per share. At the 2020 AGM on April 30, 2020, our shareholders approved the proposal. On October 29, 2020, the Board of Directors proposed a second cash distribution of CHF 0.1388 per share, which was approved by our shareholders at an Extraordinary General Meeting on November 27, 2020.
For each distribution, 50% of the distributions was paid out of capital contribution reserves, free of Swiss withholding tax and not subject to income tax for Swiss resident individuals holding the shares as a private investment, and 50% was paid out of retained earnings, net of 35% Swiss withholding tax.
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
Our Board of Directors will propose to the shareholders at the AGM on April 30, 2021 a cash distribution of CHF 0.2926 per share for the financial year 2020. 50% of the distribution will be paid out of capital contribution reserves, free of Swiss withholding tax and will not be subject to income tax for Swiss resident individuals holding the shares as a private investment, and 50% will be paid out of retained earnings, net of 35% Swiss withholding tax. The ex-dividend date has been set to May 4, 2021.
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
Dividend per ordinary share
	USD	[1]	CHF
Dividend per ordinary share for the financial year
2019	0.2761		0.2776
2018	0.257126		0.2625
2017	0.249		0.25
2016	0.7161		0.70
2015	0.7194		0.70
1 Represents the distribution on each American Depositary Share. For further information, refer to credit-suisse.com/dividend.

Risk management
As of the end of 2020, the Group had a gross loan portfolio of CHF 293.5 billion, gross impaired loans of CHF 3.2 billion and, in 2020, an average risk management VaR of USD 76 million.
In 2020, we decisively navigated the COVID-19 pandemic due to prudent risk management, structurally well-contained credit risk across our portfolio and our strong capital position. Despite the challenges resulting from the COVID-19 pandemic, on August 1, 2020 we unified the risk management (Risk) and compliance (Compliance) organizations into one Chief Risk and Compliance Officer function (Risk & Compliance) to further enhance the effectiveness and the efficiency of our control environment and improve coordination within the function.
Our Risk function’s key achievements in 2020 included the enhancement of our crisis reporting capabilities and the support of the swift delivery of COVID-19 loans to small and medium-sized enterprises in Switzerland.
Our Compliance function continued to provide second line of defense management of compliance risks in alignment with the Group’s risk appetite, enabling compliant business growth. In 2020, the Group made significant progress on its compliance strategy, with a continued focus on capability enhancements and standardization of its compliance program framework Group-wide.
Risk & Compliance is focused on delivering on its core purpose – to partner with the business to seek to ensure our actions are strategic, sustainable and compliant with the risk appetite of the Group.
Key risk developments
We are closely monitoring the following key risk and global economic developments as well as the potential effects on our operations and businesses, including through the reassessment of financial plans and the development of stress scenarios that take into account potential additional negative impacts. 2020 was significantly shaped by the COVID-19 pandemic.
COVID-19 pandemic
The rapid spread of the COVID-19 pandemic across the world in early 2020 led to the introduction of tight government controls and travel bans, as well as the implementation of other measures, which quickly closed down activity and increased economic disruption globally. World markets were severely impacted, with multiple industries, including commercial real estate, retail, aviation, tourism and hospitality and energy, significantly affected. The containment measures introduced to address the outbreak of the pandemic sent the global economy into a deep recession in the first half of 2020. However, major central banks and governments around the world responded by implementing unprecedented monetary and fiscal policy stimulus measures. Although world markets and the global economy significantly recovered from May through August as lockdowns and social distancing restrictions due to the pandemic eased in Europe, the US and Asia, high unemployment and the rise in corporate debt brought a levelling off in the scale of recovery in the final months of 2020 and during the first months of 2021. In addition, the surge in COVID-19 infections in Europe, in the US and in some countries in Asia that began in September 2020 led to the introduction of new localized and in some cases national restrictions on economic activity, which were extended far into the first quarter of 2021. The approval by the authorities of COVID-19 vaccines starting in December and the inception of mass inoculation programs increased the prospect of social and economic activity returning to normal from the second quarter of 2021. However, the situation remains challenging given the need to limit COVID-19 infection rates in the near term to contain the emergence of new COVID-19 strains where current vaccines may be less effective.
The pandemic and the consequences for markets and the global economy affected the Group’s financial performance in 2020, including significant impacts on our provision for credit losses and trading revenues, as well as on net interest income as a result of foreign exchange movements and a sharp reduction in US dollar interest rates. We continue to closely monitor the COVID-19 pandemic and its effects on our operations and businesses.
Credit and equity markets
Private sector corporate debt growth was rapid in 2020. The COVID-19 pandemic has negatively impacted specific sectors, such as commercial real estate, retail, aviation, tourism and hospitality and energy. The Fed and other central banks supported corporates under the difficult conditions of 2020 and early 2021 but the extension of their asset purchase programs into the higher risk segments of the debt markets could have the unintended consequence of encouraging excessive risk-taking among global investors, fueling the threat of future financial market instability. Credit markets suffered a substantial number of corporate defaults during the course of 2020 and a slower-than expected or delayed economic recovery in 2021 could further increase default rates.
The volume of trading by retail investors in January and February of 2021 challenging large short positions held by hedge funds also raised questions over market collusion, investor protection and potentially excessive risk-taking. The need for trading platforms favored by retail investors to raise significant amounts of additional capital shows that such activities have grown to potentially become systemic threats to future financial market stability. Risk has been monitoring potential short squeeze target positions.

China relations
The economic recession related to the COVID-19 pandemic threatened to lead to a renewed trade tariff escalation between the US and China, a further increase of tensions on technology-related issues and a potential acceleration in a trend to a more protectionist environment for financial flows and for longer-term investments. In addition, changes to national security laws in Hong Kong in 2020 increased tensions between China and the US, as well as with European countries and Australia. Further, relations with India may be impacted by rising geopolitical competition and as India increasingly positions itself as an alternative manufacturing sector hub to China. Under the new US administration, relations between the US and China are expected to become less confrontational, but challenges over technology transfers and intellectual property rights are expected to continue. We closely monitor the risk management implications of a potential expansion of sanctions on Chinese companies, disruptions to global supply chains and the increased scrutiny regarding listing requirements for Chinese companies on stock exchanges.
Emerging markets and geopolitical risks
There are many emerging market countries which are highly rated by the credit rating agencies and which are well-placed to deal with the impacts from the COVID-19 pandemic. However, some countries faced prolonged challenges in controlling infection rates. In addition, many sovereigns with weak balance sheets have seen negative impacts from the pandemic and suffered some adverse financial impacts, such as significant and disorderly currency depreciations. The pandemic brought deep recessions to the major emerging market countries, with the exception of China, in the first half of 2020. Economic recovery occurred in most countries in the second half of 2020 as well as a return of foreign capital inflows, but further economic improvement in 2021 is expected to be slow and uneven. Government responses to the COVID-19 crisis will leave a legacy of significantly higher sovereign debt levels, which may weigh on the ability of economies to grow rapidly over the medium-to-long term. In addition, low-income groups have suffered significantly as a result of the COVID-19 recessions. This is expected to worsen income inequalities, complicate economic policy-making and keep the risk of political instability and social unrest in certain regions in which we operate relatively high. Portfolio reviews into vulnerabilities and exposures are conducted on a regular basis for select emerging markets.
Monetary policy
In the new policy framework introduced at the end of August 2020, the Fed moved to a flexible average inflation target of 2% per annum. Fed guidance, reiterated in January at the Federal Open Market Committee, pointed to the funds rate staying close to zero until late 2023, which indicated that the targeted inflation rate would be challenging to achieve and that the Fed’s 2021 priority will be to support economic activity and to help lift employment. Other major central banks also reviewed their monetary policy framework and in the near term will focus on supporting activity and employment, rather than being concerned about a surge in inflation. We closely monitor the potential impact on global investor behavior and across the financial markets of central bank policy rates staying at current very low levels for an extended period of time. We also run stress scenarios which model the potential impact of surprise events, such as sharply higher inflation, on the financial markets and on the economy.
US elections
There was a period of high volatility in the financial markets leading up to the November 2020 US elections, reflecting fears that confirmation of the election outcomes could be delayed or that outcomes could be disputed. Government initiatives to contain the further spread of the pandemic also intensified while an additional fiscal support program for businesses and households was agreed in December 2020. In addition, the new administration proposed another budget stimulus package in the beginning of 2021 and the vaccination program against the pandemic accelerated sharply.
Withdrawal of the UK from the EU
The transition period for the UK’s withdrawal from the EU ended on December 31, 2020. Ahead of that time there was a risk that there would be no final agreement between the UK and the EU by that date on detailed trade arrangements. That uncertainty, in particular against the backdrop of the COVID-19 pandemic, created disruptions in the UK in December, with some spillover on EU countries such as Ireland. A detailed trade arrangement for the shipment of goods was eventually reached between the UK and the EU by December 31, 2020. However, agreement on equivalence regimes for financial market transactions are only expected to be finalized in the first half of 2021. We are continuing to closely monitor the potential operational implications on transactions and on the functioning of financial markets caused by changes to equivalence regimes or future regulatory divergence.
Climate change
Climate risk has continued to gain momentum as a significant issue for banks and financial institutions due to increasing regulatory initiatives, industry developments, client and investor expectations and public pressure. There is also increasing demand for comprehensive disclosure. We have made significant progress to address this demand and our Board of Directors (Board) and management remain highly focused on the topic. We further intensified our efforts to reinforce climate risk management by creating a dedicated Climate Risk function. We have created a model for a client energy transition framework that would guide our engagements and impose restrictions against lending to clients with no credible transition plans in place. We continue to develop our related risk taxonomy, scenario and other related frameworks.
Cyber risk
The financial industry continues to be increasingly reliant on technology and faces dynamic cyber threats from a variety of actors. We continue to invest significantly in our information and cybersecurity program in order to strengthen our ability to anticipate, detect, defend against and recover from cyber attacks. We regularly assess the effectiveness of our key controls and conduct ongoing employee training and awareness activities, including for key management personnel, in order to embed resilience and a strong cyber risk culture. In response to the COVID-19 pandemic, the Group has increased the usage of remote working technology and has adapted controls to address the increased cyber risk exposure.
Replacement of interbank offered rates
A major structural change in global financial markets is in progress with respect to the replacement of IBOR benchmarks. There is significant international and regulatory pressure to replace certain IBOR benchmarks with alternative reference rates. There are significant risks associated with the transition, including financial, legal, tax, operational and conduct risks and the risk of an untimely transition due to a lack of client or market readiness. Credit Suisse has a significant level of liabilities and assets linked to IBOR indices across businesses that require transition to alternative reference rates and has mobilized an IBOR transition program to coordinate transition readiness on a firm-wide basis. To manage transition risk, the Group implemented a global policy to limit new IBOR-referencing business and control the wind-down of legacy exposures in advance of the cessation dates. Accordingly, the divisions are developing plans to ensure timely compliance with the policy and limits therein. During the course of 2020, we incorporated alternative reference rates into our stress testing framework.
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
The Group’s business operations are based on conscious and disciplined risk-taking. We believe that independent risk management, compliance and audit processes with proper management accountability are critical to the interests and concerns of stakeholders. The Group’s approach to risk management is supported by the following principles:
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
Culture
Risk culture encompasses a shared set of values across the Group that fosters the importance, understanding and control of risk.
The Group promotes a strong risk culture where employees are empowered to take accountability for identifying and escalating risks and for challenging inappropriate actions. The businesses are held accountable for managing all of the risks they generate, including those relating to employee behavior and conduct, in line with our risk appetite. Expectations on risk culture are regularly communicated by senior management, reinforced through policies and training, and considered in the performance assessment and compensation processes and, with respect to employee conduct, assessed by formal disciplinary review committees.
We seek to promote responsible behavior through the Group’s Code of Conduct, which provides a clear statement on the behavioral expectations of our employees and members of the Board, in order to maintain and strengthen our reputation for integrity, fair dealing and measured risk-taking. In addition, through 2020 our Conduct and Ethics Standards were an important part of embedding our desired behaviors into our business strategy and the organizational fabric.
In January 2021, we announced the evolution of our Code of Conduct to include a refreshed set of cultural values (inclusion, meritocracy, partnership, accountability, client focus and trust) which continue to focus on the important components originally outlined in our previous Conduct and Ethics Standards, but present them in a modernized and updated framework. In 2021, the Code of Conduct was updated to align with the new cultural values.
> Refer to “Conduct risk” in Risk coverage and management – Non-financial risk for further information.
> Refer to “credit-suisse.com/sustainabilityreport” for our Sustainability Report.

Governance
Effective governance sets a solid foundation for comprehensive risk management discipline. The Group’s risk governance framework is based on a “three lines of defense” governance model, where each line has a specific role with defined responsibilities and works in close collaboration to identify, assess and mitigate risks.
The first line of defense is the front office, which is responsible for pursuing suitable business opportunities within the strategic risk objectives and compliance requirements of the Group. Its primary responsibility is to ensure compliance with relevant legal and regulatory requirements, maintain effective internal controls and ensure that the Group operates within its risk appetite.
The second line of defense includes functions across the Group such as Risk & Compliance, General Counsel (including Regulatory Affairs) and Product Control. The functions within the second line articulate standards and expectations for the effective management of risk and controls, including advising on, publishing related policies on and assessing compliance with applicable legal and regulatory requirements. They are responsible for reviewing, measuring and challenging front office activities and for producing independent assessments and risk reporting for senior management and regulatory authorities. Risk & Compliance is also responsible for articulating and designing the risk appetite framework across the Group.
The third line of defense is the Internal Audit function, which monitors the effectiveness of controls across various functions and operations, including risk management, compliance and governance practices.
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
The Group’s governance includes a committee structure and a comprehensive set of corporate policies which are developed, reviewed and approved by the Board, the Executive Board, their respective committees, the Chief Risk and Compliance Officer (CRCO) and the board of directors of significant subsidiaries, in accordance with their respective responsibilities and levels of authority.
> Refer to “Board of Directors” and “Executive Board” in IV – Corporate Governance for further information.
Board of Directors
The Board is responsible for our strategic direction, supervision and control, and for defining our overall tolerance for risk. In particular, the Board approves the risk management framework and sets overall risk appetite in consultation with its Risk Committee (Risk Committee) among other responsibilities and authorities defined in the Organizational Guidelines and Regulations (OGR).
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
The Compensation Committee is responsible for determining, reviewing and proposing compensation principles for the Group. Under the compensation risk framework, various corporate functions including Risk & Compliance, General Counsel, Human Resources, Internal Audit and Product Control provide input for the assessment of the divisions’ and certain individuals’ overall risk and conduct performance and determine an overall risk rating, which is presented to the chairs of the Compensation Committee, Risk Committee and Audit Committee, and is contemplated as part of the divisions’ and certain individuals’ performance.
Executive Board
The Executive Board is responsible for establishing our strategic business plans, subject to approval by the Board, and implementing such plans. It further reviews and coordinates significant initiatives within the Risk & Compliance function and approves Group-wide risk policies. The CRCO represents the Risk & Compliance function and provides regular information and reports to the Executive Board and the Board.
Executive Board Risk Forum
The Executive Board Risk Forum, chaired by the CRCO, was established in 2020. The forum is responsible for determining the management strategy for critical risk and compliance issues at the Group and/or cross-divisional level, reviewing and resolving issues pertaining to risk escalated by the Capital Allocation & Risk Management Committee (CARMC) or any Executive Board member, reviewing and overseeing critical approvals including, but not limited to, risk appetite and the risk framework and monitoring of key risk and compliance trends and relevant metrics.
Executive Board committees
The Capital Allocation & Risk Management Committee (CARMC) is responsible for overseeing and directing our risk profile, recommending risk limits at the Group level to the Risk Committee and the Board, establishing and allocating risk appetite among the various businesses, reviewing new significant business strategies or changes in business strategies including business migrations, making risk-related decisions on escalations, and for applying measures, methodologies and tools to monitor and manage the risk portfolio. CARMC will furthermore escalate items requiring additional oversight to the Executive Board Risk Forum. There are three cycles of CARMC, which each meet at least quarterly.
■ The Position & Client Risk (PCR) cycle determines the risk management strategy and approves risk appetite and other appropriate measures relating to the market, credit, liquidity, reputational, sustainability, environmental and social risks of clients or industries across the various businesses within the Group.
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
■ The Internal Control System (ICS) cycle monitors and analyzes significant non-financial risks (including operational, legal and compliance risks), reviews and approves the business continuity program’s alignment with the corporate strategy on an annual basis, sets risk constraints on specific businesses and functions to control significant non-financial risks (including operational risk exposure) and reviews and assesses the adequacy and effectiveness of the internal control system.
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
Risk & Compliance organization
The risk management functions (Risk) within Risk & Compliance are responsible for providing risk management oversight and establishing an organizational basis to manage risk matters. Risk challenges and engages with the business divisions in shaping the divisions’ and the Group’s risk profiles.
The key organizational elements include a structure consisting of divisional/legal entity coverage and global risk type functions. The structure reflects the Group’s business strategy and legal entity considerations and is supported by strategy-enabling functions.
The organization has continued to evolve, including the modification and formation of certain global risk type and strategy-enabling functions, in order to support our efforts to drive strategic and sustainable returns on risk that reflect the risk appetite of the Group.

Compliance is an independent global function within Risk & Compliance that works with the businesses to manage risks arising from the potential failure to comply with applicable laws, regulations, rules or market standards. As a second line of defense function, responsibilities include independently assessing compliance risk, executing monitoring and testing activities and reporting on adherence to our compliance risk appetite and other material matters to the Board and senior management. Compliance creates, implements and monitors compliance policies and procedures to prevent or detect compliance breaches of employees and clients. Compliance is mandated to ensure that regulatory and compliance risks are adequately overseen and managed in the organization and is also responsible for the identification and remediation of significant breaches of the Group’s compliance processes and controls. Compliance runs global risk oversight programs, for example cross border and client tax compliance, and establishes and monitors policies, guidelines, procedures and controls related to potential risks such as money laundering, bribery and corruption and sanctions.
Global risk and compliance functions
The global risk type functions design our risk appetite framework and ensure globally harmonized models and methodologies. They comprise Credit Risk (including reputational risk), Market Risk, Non-Financial Risk, Independent Validation & Review, Treasury & Liquidity Risk, Enterprise Risk Management and Quantitative Analysis & Technology and are accountable for functional risk oversight and the risk constraint framework at the global and local legal entity level. They are also responsible for functional models, methodologies and policies and function-related regulatory change.
Credit Risk Review is a review function independent from the Credit Risk function with a direct reporting line to the Chair of the Risk Committee, administratively reporting to the CRCO. Credit Risk Review assesses the Group’s credit exposures and credit risk management processes and practices.
The Deputy Chief Compliance Officer (DCCO) leads the global Compliance function, with responsibility for financial crime compliance, core compliance and compliance investigations, and compliance operations, reporting to the CRCO. The DCCO is responsible for setting global compliance standards, frameworks and policies, and for overseeing global compliance programs. The DCCO provides input to divisional chief compliance officers, who report to the DCCO on a secondary basis, and acts as the delegate of the CRCO for compliance matters within parameters set out by the CRCO.
Divisional/legal entity coverage
Our governance framework includes dedicated risk management committees for each division. The divisional chief risk officers for Swiss Universal Bank, International Wealth Management, Asia Pacific and the Investment Bank have established granular risk appetite frameworks and reporting capabilities to cover the specific needs of their business divisions and are responsible for ensuring alignment of the risk management activities within our divisions.
Legal entity chief risk officers provide risk oversight for certain significant legal entities in the locations of our main operations. They are responsible for ensuring that Group risk appetite frameworks and related policies are applied consistently and according to local requirements.
Divisional chief compliance officers, who also provide compliance oversight for the most significant legal entities in their respective regions, are responsible for providing independent oversight and control over the compliance risks and regulatory risks relating to their respective divisions and legal entities.
Strategy-enabling functions
Data & Technology (including Digital Transformation & Products Labs), a shared function within Risk & Compliance, drives the transformation of key front to back processes and the delivery of advanced analytics, case management, self-service digital assistance and robotics capabilities on a common platform.
Regulatory Affairs
On September 1, 2020, Regulatory Affairs was combined with the Group’s Public Policy and Regulatory Foresight and Intelligence teams, forming the new Public Policy and Regulatory Affairs department within the General Counsel function. By combining these three teams, the Group brings the key Regulatory Affairs functions, which include regulatory change detection and assessment, advocacy and supervisory engagement, under unified leadership directly reporting to the General Counsel, which is intended to further enhance consistency and strengthen the Group’s capabilities in these key areas. Regulatory Affairs is a global function that assists the Group’s efforts to mitigate regulatory risk by advising, managing and providing transparency on regulatory interactions, such as exams, ad hoc requests, meetings and notifications, and tracking regulatory commitments.
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
Key aspects and process
The Group risk appetite framework is governed by an overarching global policy that encompasses the suite of specific policies, processes and systems with which the risk constraints are calibrated and the risk profile is managed. Strategic risk objectives (SROs) are effectively embedded across our organization at the Group, business division and legal entity level through a suite of different types of risk measures (quantitative and qualitative) as part of our efforts to ensure we operate within the thresholds defined by the Board. The SROs are regularly assessed as part of our continuing enhancements to our risk management processes. In December 2020, the Board reviewed and confirmed the SROs, which consist of:
■ promoting stability of earnings to support performance in line with financial objectives;
■ ensuring sound management of funding and liquidity in normal and stressed conditions;
■ maintaining capital adequacy under both normal and stressed conditions; and
■ maintaining the integrity of our business and operations.
Group-wide risk appetite is determined in partnership with the financial and capital planning process on an annual basis, based on bottom-up forecasts that reflect planned risk usage by the businesses and top-down, Board-driven strategic risk objectives and risk appetite. Scenario stress testing of financial and capital plans is an essential element in the risk appetite calibration process, through which our strategic risk objectives, financial resources and business plans are aligned. The capital plans are also analyzed using our economic capital coverage ratio, which provides a further means of assessing bottom-up risk plans with respect to available capital resources. The risk appetite is approved through a number of internal governance forums, including joint approval by the CRCO and the CFO, CARMC, the Risk Committee and, subsequently, by the Board.
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
We have established a constraint structure which manages the Group’s risk profile using multiple metrics, including VaR, scenario analysis, economic risk capital and various exposure limits at the Group level. The overall risk limits for the Group are set by the Board in consultation with its Risk Committee and are binding. In 2020 and 2019, no Board limits were exceeded. The CRCO may approve temporary excesses of certain CARMC limits up to a predefined level until the next CARMC meeting. The CRCO also approves a corresponding remediation plan, with immediate notice of the temporary excess and remediation plan to the Group CEO, and subsequent notice to CARMC and the Board at their next meetings.
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
Risk coverage and management
We use a wide range of risk management practices to address the variety of risks that arise from our business activities. Policies, processes, standards, risk assessment and measurement methodologies, risk appetite constraints, and risk monitoring and reporting are key components of our risk management practices. Our risk management practices complement each other in our analysis of potential loss, support the identification of interdependencies and interactions of risks across the organization and provide a comprehensive view of our exposures. We regularly review and update our risk management practices to ensure consistency with our business activities and relevance to our business and financial strategies. Risk management practices have evolved over time without a standardized approach within the industry, therefore comparisons across firms may not be meaningful. Our key risk types are aligned to our global risk taxonomy and include the following:
■ Capital risk
■ Credit risk
■ Market risk
■ Non-financial risk
■ Model risk
■ Reputational risk
■ Business risk
■ Climate-related risks
■ Fiduciary risk
■ Pension risk
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
Stress testing is a fundamental element of our Group-wide risk appetite framework included in overall risk management to ensure that our financial position and risk profile provide sufficient resilience to withstand the impact of severe economic conditions. Stress testing results are monitored against limits, and are used in risk appetite discussions and strategic business planning and to support our internal capital adequacy assessment process (ICAAP). Within the risk appetite framework, CARMC sets Group-wide and divisional stressed position loss limits to correspond to minimum post-stress capital ratios. Currently, limits are set on the basis of look-through BIS CET1 capital ratios. Stress tests also form an integral part of the Group’s capital planning and the recovery and resolution plan (RRP) process. Within the RRP, stress tests provide the indicative scenario severity required to reach recovery and resolution capital levels.
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
We also conduct externally defined stress tests that meet the specific requirements of regulators. For example, as part of various regular stress tests and analysis, FINMA requires a semi-annual loss potential analysis that includes two stress tests. For 2020, the FINMA stress test included an extreme scenario that sees the world economy experience a severe recession mainly as a result of a worsening of a European debt crisis and a COVID-19 pandemic scenario that sees the world economy suffer several severe infection waves, which force governments to implement extreme lockdowns on social and economic activity in the fourth quarter of 2020 and the first half of 2021. Credit Suisse also developed its own version of a COVID-19 pandemic scenario (severe W-shaped recovery) to stress capital adequacy as part of its ICAAP.
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
We use forward-looking stress testing scenarios to complement historical scenarios. The forward-looking scenarios are centered on potential macroeconomic, geopolitical or policy threats. The Scenario Management Oversight Committee, comprised of internal economists and representatives of the front office, Risk & Compliance and the CFO function (Finance), discusses the backdrop to several forward-looking scenarios. The Scenario

Management Oversight Committee reviews a wide range of scenarios and selects those that are most relevant to the analysis of key macroeconomic shocks. Some examples of forward-looking scenarios include US and European country recessions, a so-called emerging markets economic “hard landing” and the impact of monetary policy changes by central banks. Various scenarios are also used to mitigate concentration risks across the entire Group, such as the credit concentration scenario. During 2020, the Group focused on the following forward-looking scenarios:
■ Financial sector problems in the eurozone: the markets challenge the solvency of a systemically-important bank, which puts the overall European financial sector and selected eurozone countries under acute pressure with a potential breakdown in relations between Switzerland and the EU. As a result, the eurozone and the Swiss economy are forced into recession. Contagion from a European recession to the US and emerging market economies is assumed to be substantial.
■ A China and emerging markets “hard landing” scenario: there is a severe economic slowdown in China driven by a wave of defaults in the private non-financial and financial sectors. The problems in China negatively impact all large emerging markets through lower commodity prices, increased capital flight and reduced intra-regional foreign trade. The Hong Kong dollar comes under significant pressure and de-pegs from the US dollar. There is also significant contagion to the economy in the US and in Europe.
■ Stress scenarios for the UK and for the US: the scenarios take into account the large increase in economic policy outlook uncertainties and the higher risk that inflation significantly accelerates, bringing about a disorderly rise in government bond yields. The UK stress scenario focuses on the risks which may materialize from leaving the EU. The US stress scenario focuses on the credit, market and business risks which may materialize from excessive risk taking, investors’ search for yield, more expansionary fiscal policies and a shift toward more protectionist foreign trade practices.
We also use a flight to quality lite scenario (FTQ Lite), which is a one-in-three years likelihood scenario with a lower severity of impact than SFTQ but with a higher likelihood of occurrence. FTQ Lite is used to test the earnings robustness of the Group.
The scenarios are reviewed and updated regularly as markets and business strategies evolve. In April 2020, an ad hoc internal COVID-19 severe W-shaped recovery scenario was developed to assess how the Group would be affected by a further spread of the pandemic and a prolonged recovery path. We also utilize ad hoc scenario analyses, for example in respect of the escalation in geopolitical tensions in the Middle East, in connection with current events as a proactive risk management tool.
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
Economic risk capital as a metric for Group-wide and divisional risk management, including limit setting and monitoring, has been significantly de-emphasized and, since January 2020, is primarily used for certain specific businesses only. At the level of the Group, economic risk capital is now used primarily as a tool for capital management in a “gone concern” scenario, measuring the combined impact from quantifiable risks such as market, credit, operational, pension and expense risk. Return on economic risk capital as a metric for performance management has been replaced by other metrics such as return on regulatory capital. Due to the limited use of economic risk capital, the Group no longer reports economic risk capital metrics.
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

Position risk categories
Risks captured
Credit risk	• Risk of counterparty defaults relating to investment and private banking credit exposures directly held in the form of lending products (including loans and credit guarantees) or derivatives and shorter-term exposures such as underwriting commitments and trading book inventory, as well as credit exposures indirectly held in the form of collateral in derivatives, reverse repurchase and securities lending transactions; settlement risk is not captured in the economic risk capital framework
• Potential changes in creditworthiness relating to private banking corporate and retail credit exposures
Non-traded credit spread risk	• Potential changes in creditworthiness relating to investment banking credit exposures
Securitized products	• Commercial and residential real estate activities, including mortgage-backed securities, mortgage loans and real estate acquired at auction, and other securitized products, including asset-backed securities
• Benefits from certain market risk hedges
Traded risk	• Interest rates, credit spreads, foreign exchange rates, equity and commodity prices and volatilities, equity risk arbitrage, life finance and litigation activities, and illiquid hedge fund exposures
• Risks currently not implemented in our economic risk capital models for traded risks, primarily for fixed income and equity trading, such as certain basis risks, higher order risks and cross risks between asset classes
Equity investments	• Private equity and other illiquid equity investment exposures
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
Governance of capital risk
For capital risk, the Scenario Management Oversight Committee has received responsibility from CARMC for the Group-wide scenario calibration and analysis process, including the design of scenarios and the assessment and approval of scenario results. Stress tests are conducted on a regular basis and the results, trend information and supporting analysis are reported to the Board, senior management and regulators. We have a comprehensive set of stress testing models that is governed by the Model Approval and Control Committee (MACC) and the NFRM Capital Data Committee, both of which are functional approval committees under the Risk Processes & Standards Committee (RPSC) governance and approve new and changed models and methodologies. Members of the functional approval committees include relevant risk function experts, such as for market, liquidity, credit and operational risk, and representatives from the Group’s divisions, major legal entities and control functions.
Our economic risk capital models are similarly governed by the MACC, which approves the economic risk capital models and methodologies.
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

Main sources of credit risk by division
Swiss Universal Bank	Real estate financing, lending to corporate clients and lending against financial collateral
International Wealth Management	Lending against financial collateral and real assets (e.g., real estate, ships, aircraft) and corporate lending
Asia Pacific	Lending to ultra-high-net-worth and entrepreneur clients, mainly backed by listed financial collateral; secured and unsecured loans to corporates in the Asia Pacific region
Investment Bank	Loan underwriting and lending commitments to corporate clients, markets and trading activities including securities financing and derivatives products with global institutional clients
Corporate Center	Money market exposure through balance sheet management, credit exposure with central counterparties and legacy positions
Evaluation and management of credit risk
We use a credit risk management framework which provides for the consistent evaluation, measurement and management of credit risk across the Group. Assessments of credit risk exposures for internal risk estimates and risk-weighted assets are calculated based on PD, LGD and EAD models. The credit risk framework incorporates the following core elements:
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
In addition to counterparty ratings, Credit Risk also assesses the risk profile of individual transactions and assigns transaction ratings which reflect specific contractual terms such as seniority, security and collateral.
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
Credit limits
Our credit exposures are managed at the counterparty and ultimate parent level in accordance with credit limits which apply in relation to current and potential future exposures. Credit limits to counterparties and groups of connected companies are subject to formal approval under delegated authority within the divisions where the credit exposures are generated, and where significant in terms of size or risk profile, are subject to further escalation to the Group chief credit officer or CRCO.
In addition to counterparty and ultimate parent exposures, credit limits and tolerances are also applied at the portfolio level to monitor and manage risk concentrations such as to specific industries, countries or products. In addition, credit risk concentration is regularly supervised by credit and risk management committees.
Credit monitoring, impairments and provisions
A rigorous credit quality monitoring process is performed to provide for early identification of possible changes in the creditworthiness of clients, and includes regular asset and collateral quality reviews, business and financial statement analysis, and relevant economic and industry studies. Credit Risk maintains regularly updated watch lists and holds review meetings to re-assess counterparties that could be subject to adverse changes in creditworthiness. The review of the credit quality of clients and counterparties does not depend on the accounting treatment of the asset or commitment.
In the event that a deterioration in creditworthiness results in a default, credit exposures are transferred to recovery management functions within Credit Risk and are subject to formal reporting to a monthly recovery review meeting. The determination of any allowance for credit losses in relation to such exposures is based on an assessment of the exposure profile and expectations for recovery, which are discussed with the Group chief credit officer whose approval is required for any full or partial write-offs.
We have an impairment process for loans valued at amortized cost which are specifically classified as potential problem exposure, non-performing exposure, non-interest-earning exposure or restructured exposure. The Group maintains specific valuation allowances, which we consider a reasonable estimate of losses identified in the existing credit portfolio, and provides for loan losses based on a regular and detailed analysis of all counterparties, taking collateral value into consideration, where applicable. If uncertainty exists as to the repayment of either principal or interest, a specific valuation allowance is either created or adjusted accordingly. The specific allowance for credit losses is revalued by Credit Risk at least annually or more frequently depending on the risk profile of the borrower or credit-relevant events. A credit portfolio & provisions review committee regularly reviews the appropriateness of allowances for credit losses.
An inherent (or general) allowance for credit losses is estimated for all loans and other financial assets held at amortized cost and related off-balance sheet credit exposures not specifically identified as impaired. With effect from January 1, 2020, the Group changed the methodology for the calculation of credit loss provisions due to the adoption of a new accounting standard under US GAAP. The new methodology is a forward-looking expected loss approach referred to as a current expected credit losses (CECL) methodology. Under the former approach, provisions for credit losses were based on incurred losses only. Under the new methodology, the method for determining the inherent credit loss in certain lending portfolios is derived from calculating the expected lifetime credit loss via bespoke models and requires significant management judgment by means of a qualitative overlay process. The forward-looking component of the new models is reflected through forecasts of portfolio- and region-specific macroeconomic factors. In addition to these factors for systematic risk, the models contain idiosyncratic risk drivers. Qualitative adjustments reflect remaining idiosyncratic and portfolio-specific risks, which are not captured in the models. The calibration of these models is based on internal and/or external data. PD estimates contain a time-dependent, forward-looking component. LGD estimates can contain loan-specific attributes. In addition, selected LGD models contain a forward-looking component. Similar to LGD models, EAD models can contain loan-specific and/or forward-looking information. All model outputs are subject to a monthly review process, and the related expected credit loss assessments require approval by the Senior Management Approval Committee (SMAC) which is jointly chaired by the CRCO and CFO. The SMAC is the ultimate approval body of the CECL provisions for the Group, and it also approves the scenario weighting probabilities and baseline macroeconomic factors.
> Refer to “Note 20 – Financial instruments held at amortized cost and credit losses” in VI – Consolidated financial statements – Credit Suisse Group for further information on our CECL methodology.
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
Governance of credit risk
Credit risk is managed and controlled by the Credit Risk function and divisional chief risk officers and governed by a comprehensive framework of policies and committees. Key processes are reviewed through supervisory checks on a regular basis by Credit Risk, including the Group chief credit officer.
The Group chief credit officer has established an executive governance and change committee to support overall management and oversight of the Credit Risk function. The committee is comprised of senior personnel of key functions within Credit Risk and divisional chief credit officers. The governance framework is based on a committee structure covering key areas of the credit risk framework including the credit risk appetite committee, credit risk policy committee, credit risk controls committee and various project and change related governance committees. The governance framework ensures appropriate oversight of the global Credit Risk function and the maintenance of required global standards for the management of the Group’s credit exposure.
Credit risk review
Governance and supervisory checks within Credit Risk are supplemented by the Credit Risk Review function. The Credit Risk Review function is independent from Credit Risk with a direct functional reporting line to the Risk Committee Chair, administratively reporting to the CRCO. Credit Risk Review’s primary responsibility is to provide timely and independent assessments of the Group’s credit exposures and credit risk management processes and practices. Any findings and agreed actions are reported to senior management and, as necessary, to the Risk Committee.
Market risk
This market risk section has been updated to focus on the concepts of traded market risk and non-traded market risk in order to more closely align the descriptions to the internal risk framework and control processes.
Definition
Market risk is the risk of financial loss arising from movements in market risk factors. The movements in market risk factors that generate financial losses are considered to be adverse changes in interest rates, credit spreads, foreign exchange rates, equity and commodity prices and other factors, such as market volatility and the correlation of market prices across asset classes. A typical transaction or position in financial instruments may be exposed to a number of different market risk factors. Market risks arise from both our trading and non-trading activities.

Although market risk includes funding liquidity for purposes of categorizing our key risk types, the descriptions in this section primarily relate to traded market risk and non-traded market risk.
Traded market risk
Sources of traded market risk
Market risks arise from our trading activities, primarily in the Investment Bank (which includes Global Trading Solutions). Our trading activities typically include fair-valued positions and risks arising from our involvement in primary and secondary market activities, for client facilitation and market-making purposes, including derivatives markets.
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
Evaluation and management of traded market risk
We use market risk measurement and management methods capable of calculating comparable exposures across our many activities and employ focused tools that can model specific characteristics of certain instruments or portfolios. The tools are used for internal market risk management, internal market risk reporting and external disclosure purposes. Our principal market risk measures for traded market risk are VaR, scenario analysis, as included in our stress testing framework, position risk, as included in our economic risk capital, and sensitivity analysis. These measures complement each other in our market risk assessment and are used to measure traded market risk at the Group level. Our risk management practices are regularly reviewed to ensure they remain appropriate.
Measurement of traded market risk using value-at-risk
VaR is a risk measure that quantifies the potential loss on a given portfolio of financial instruments over a certain holding period that is expected not to be exceeded at a certain confidence level. Positions are aggregated by risk factors rather than by product. For example, interest rate risk VaR captures potential losses driven by fluctuations of interest rates affecting a wide variety of interest rate products (such as interest rate swaps and swaptions) as well as other products (such as foreign exchange derivatives and equity derivatives) for which interest rate risk is not the primary market risk driver. The use of VaR allows the comparison of risk across different businesses. It also provides a means of aggregating and netting a variety of positions within a portfolio to reflect historical correlations between different assets, allowing for a portfolio diversification benefit. Our VaR model is designed to take into account a comprehensive set of risk factors across all asset classes.
VaR is an important tool in risk management and is used for measuring quantifiable risks from our activities exposed to market risk on a daily basis. In addition, VaR is one of the main risk measures for limit monitoring, financial reporting, calculation of regulatory capital and regulatory backtesting.
Our VaR model is based on historic data moves that derive plausible future trading losses. The model is responsive to changes in market conditions through the use of exponential weighting that applies a greater weight to more recent events, and the use of expected shortfall equivalent measures to ensure all extreme adverse events are considered in the model. We use the same VaR model for risk management (including limit monitoring and financial reporting), regulatory capital calculation and regulatory backtesting purposes, although confidence level, holding period, historical look-back period and the scope of financial instruments considered can be different.
For our risk management VaR, we use a rolling two-year historical dataset, a one-day holding period and a 98% confidence level. This means that we would expect daily mark-to-market trading losses to exceed the reported VaR not more than twice on average in 100 trading days over a multi-year observation period. The 98% confidence level VaR is calculated using an equivalent expected shortfall approach. The expected shortfall represents the average of the potential worst losses beyond the confidence level. This measure captures risks from trading activities and it is closely aligned to the model we use to measure regulatory VaR for capital purposes. Compared to regulatory VaR, however, it has a wider scope and generally includes trading book securitizations risk, banking book positions held at fair value and foreign exchange and commodity risk from banking book positions. The scope of our risk management VaR is periodically reviewed to ensure it remains aligned with the internal risk framework and control processes.
For regulatory capital purposes, we operate under the Basel III market risk framework which includes the following components for the calculation of regulatory capital: regulatory VaR, stressed VaR, IRC, RNIV, stressed RNIV and a regulatory prescribed standardized approach for securitizations. The regulatory VaR for capital purposes uses a two-year historical dataset, a ten-day holding period and a 99% confidence level calculated using an expected shortfall approach. This measure captures all risks in the trading book and foreign exchange and commodity risks in the banking book and excludes securitization positions, as these are treated under the securitization approach for regulatory purposes. Stressed VaR replicates the regulatory VaR calculation on the Group’s current portfolio over a continuous one-year observation period that reflects a period of significant financial stress for the Group. The historical dataset starting in 2006 allows for the capturing of a longer history of potential loss events and helps reduce the pro-cyclicality of the minimum capital requirements for market risk. IRC is a regulatory capital charge for default and migration risk on positions in the trading books that may not be captured adequately under a ten-day holding period. RNIV captures a variety of risks, such as certain basis risks, higher order risks and cross risks between asset classes, not adequately captured by the VaR model for example due to lack of sufficient or accurate risk or historical market data.
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
Information required under Pillar 3 of the Basel framework related to market risk is available on our website.
> Refer to “credit-suisse.com/regulatorydisclosures” for further information.
> Refer to “Risk-weighted assets” in Capital management for further information on the use of our regulatory VaR model in the calculation of market risk capital requirements.
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
To mitigate some of the VaR limitations and estimate losses associated with market movements that are unusually severe or not reflected in the historical observation period, we use other metrics designed for risk management purposes and described above, including stressed VaR, scenario analysis, as included in our stress testing framework, position risk, as included in our economic risk capital, and sensitivity analysis.
For some risk types there can be insufficient historical data for a calculation within the Group’s VaR model. This often happens because underlying instruments may have traded only for a limited time. Where we do not have sufficient market data, the VaR calculation relies on market data proxies or extreme parameter moves. Market data proxies are selected to be as close to the underlying instrument as possible. Where neither a suitable market dataset nor a close proxy is available, extreme market moves are used.
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
VaR backtesting
Backtesting is one of the techniques used to assess the accuracy and performance of our VaR model used by the Group for risk management and regulatory capital purposes and serves to highlight areas of potential enhancements. Backtesting is used by regulators to assess the adequacy of regulatory capital held by the Group, the calculation of which includes regulatory VaR and stressed VaR.
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
Scenario analysis
Market risk stress testing and scenarios quantify portfolio impacts under stressed market conditions, expressed as a potential loss number, which can be used in conjunction with other metrics such as market risk sensitivities and VaR to manage the Group’s exposure to traded market risk. The analysis performed by the market risk scenarios team supports the daily risk management of specific businesses, as well as their understanding of the impact of scenarios run across the Group, either for internal assessments or for regulatory requests. Stress testing is essential for understanding the impact of large market moves and is particularly important for portfolios that hold complex and exotic instruments, where the risk profile is non-linear or where the value of the positions may be contingent on several factors (known as cross-risks), or to less liquid risk factors such as correlation. Market Risk implements thresholds and tolerances to help manage the portfolio during stressed market conditions and advises the trading desks on potential hedging strategies.
Market risk stress testing is also used to model potential outcomes and capture vulnerabilities of the trading portfolios around specific macroeconomic or geopolitical events such as the UK’s withdrawal from the EU, the COVID-19 pandemic and the US elections. These outcomes are used to guide business activities and develop risk management strategies during such events and are often supported with risk tolerances, which limit potential loss given the likelihood of the event, in line with the Group’s risk appetite.
Credit, debit and funding valuation adjustments
Credit valuation adjustments (CVA) are modifications to the measurement of the value of derivative assets used to reflect the credit risk of counterparties.
Debit valuation adjustments (DVA) are modifications to the measurement of the value of derivative liabilities used to reflect an entity’s own credit risk.
Funding valuation adjustments (FVA) reflect the fair value costs and benefits of funding associated with (i) any under-collateralized portions of a derivative and (ii) the funding of equivalent transferable collateral where the proceeds of any derivative collateralization cannot be sold or repledged.
These adjustments and their impact on revenues are not captured by the VaR framework.
Traded market risk constraints
Our market risk constraints framework encompasses specific constraints on various market risk measures, including VaR and results of scenario analysis and sensitivity analysis at the Group, divisional, legal entity and business line levels. For example, we have controls over consolidated traded market risk exposures as well as concentrations in the portfolio. Risk constraints are cascaded to lower organizational levels within the businesses. Risk limits are binding and any significant increase in risk exposures is escalated in a timely manner. The Group’s OGR and internal policies determine limit-setting authority, temporary modification of such limits in certain situations and required approval authority at the Group, Bank, divisional, business and legal entity levels for any instances that could cause such limits to be exceeded. Market risk limit excesses are subject to a formal escalation procedure and the incremental risk associated with the excess must be approved by the responsible risk manager within the Market Risk function, with escalation to senior management if certain thresholds are exceeded. The majority of the market risk limits are monitored on a daily basis. Limits for which the inherent calculation time is longer or for which the risk profile changes less often are monitored less frequently depending on the nature of the limit (weekly, monthly or quarterly). The business is mandated to remediate market risk limit excesses within three business days upon notification. Remediation actions that take longer than three days are subject to an out-of-policy remediation process with senior management escalation.
Mitigation of traded market risk
Once a transaction has been executed, it is captured as part of our risk monitoring processes and subject to the market risk constraints framework. Specific policies ensure that for any new material and/or unusual transactions, the Market Risk function has been engaged and appropriate approvals are sought. These transactions are reviewed and approved by the Market Risk function so that the risk profile of the portfolio is in line with the risk appetite after execution.
Traded market risk is mitigated using financial securities, derivatives, insurance contracts or other appropriate means.
Governance of traded market risk
Traded market risk is managed and controlled by the Market Risk function and divisional chief risk officers and governed by a comprehensive framework of policies and committees.
Oversight of the Market Risk function is provided by various committees and supervisory reviews at the Group, legal entity and divisional level, covering the related framework, risk appetite, quantitative approaches, evolving risk profile, material new trades and new business activity. The committees are comprised of senior Market Risk personnel. Relevant topics are escalated to senior management.
The governance framework ensures appropriate oversight of the Group’s traded market risk exposures.

Like other models, our VaR model is subject to internal governance including validation by a team of modeling experts that are independent from the model developers. Validation includes identifying and testing the model’s assumptions and limitations, investigating its performance through historical and potential future stress events, and testing that the live implementation of the model behaves as intended. We employ a range of different control processes to help ensure that the models used for traded market risk remain appropriate over time. As part of these control processes, the MACC meets regularly to review model performance and approve any new or amended models.
Non-traded market risk
Sources of non-traded market risk
Non-traded market risk primarily relates to asset and liability mismatch exposures in our banking book. Our businesses and Treasury have non-traded portfolios that carry market risks, mainly related to changes in interest rates but also to changes in foreign exchange rates.
We assume interest rate risks through lending and deposit-taking, money market and funding activities, and the deployment of our consolidated equity as well as other activities at the divisional level. Non-maturing products, such as savings accounts, have no contractual maturity date or direct market-linked interest rate and are risk-managed on a pooled basis using replication portfolios on behalf of the business divisions. Replication portfolios transform non-maturing products into a series of fixed-term products that approximate the re-pricing and volume behavior of the pooled client transactions.
Information required under Pillar 3 of the Basel framework related to interest rate risk in the banking book (IRRBB) is available on our website.
> Refer to “credit-suisse.com/regulatorydisclosures” for further information.
The majority of non-traded foreign exchange risk is associated with our investments in foreign branches, subsidiaries and affiliates denominated in currencies other than the reporting currency of the Group (i.e., Swiss francs).
Evaluation and management of non-traded market risk
We monitor IRRBB through established systems, processes and controls. Risk measures are provided to estimate the impact of changes in interest rates both in terms of risk to earnings as well as risk to the economic value of the Group’s asset and liability position. For the purpose of this disclosure, IRRBB is measured using sensitivity analysis, which measures the potential change in economic value resulting from specified hypothetical shocks to interest rates. It is not a measure of the potential impact on reported earnings in the current period, since it takes into account accrual accounted positions as well as certain positions that are carried at fair value.
Structural foreign exchange risk is a market risk stemming from our investments in foreign operations denominated in currencies other than the reporting currency of the Group, net of hedges, and is subject to fluctuations in exchange rates. Non-structural foreign exchange risk relates to our foreign currency risk from banking book positions other than from our net investment in foreign operations. It is managed under our market risk constraints framework and is covered by VaR.
Structural foreign exchange risk is specified and measured in terms of sensitivity to hypothetical foreign currency shocks. The sensitivity to hypothetical foreign currency shocks is also used to define our risk appetite constraints. Along with the management of the Group’s CET1 ratio sensitivity to moves in foreign exchange rates, we measure and monitor sensitivities for several other key metrics, such as tier 1 leverage ratio, where the currency composition can be different from that of the CET1 ratio.
Mitigation of non-traded market risk
The Group’s IRRBB risk appetite level is primarily driven by the available capital and is allocated to the Group’s material legal entities. The Group does not have a regulatory requirement to hold capital against IRRBB. The economic impacts of adverse shifts in interest rates from FINMA-defined scenarios are significantly below 15% of tier 1 capital, which is the threshold used by FINMA to identify banks that potentially run excessive levels of interest rate risk at group and legal entity levels.
The Group aims to keep a limited risk profile for the economic value of the Group’s asset and liability position while maintaining high earnings stability. This is achieved mainly by systematic hedging of issued debt and interest rate risk arising from loans and deposit maturity mismatches in the private banking business. The main instruments used for hedging are interest rate swaps.
Structural foreign exchange risk is actively managed by Treasury through the execution of currency hedges with the aim of mitigating the sensitivity of the Group’s CET1 ratio to adverse movements in foreign exchange rates within parameters set out in the risk appetite framework.
Governance of non-traded market risk
The PCR cycle of CARMC is responsible for the Group’s IRRBB and structural foreign exchange risk control framework and escalation of risk constraint breaches. The Group’s RPSC and associated sub-committees are responsible for the oversight and approval of related risk models, global policies, manuals, guidelines and procedures. Divisional and legal entity risk management committees review IRRBB and structural foreign exchange-related matters specific to their local entities and jurisdictions.
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
Non-financial risk can arise from a wide variety of internal and external forces, including human error, inappropriate conduct, failures in systems, processes and controls, pandemic, deliberate attack or natural and man-made disasters. Outsourcing and external third parties may also create risks around maintaining business processes, system stability, data loss, data management, reputation and regulatory compliance. The main categories and sources of non-financial risk are described below.
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
The ongoing focus and investment in a strong risk culture is fundamental to the management of conduct risk. The Group’s Code of Conduct provides a clear statement on the behavioral expectations, supported by our cultural values.
> Refer to “Culture” in Risk management oversight and to “Corporate governance framework” in IV – Corporate Governance – Overview for further information on our Code of Conduct.
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
Each business area and function is responsible for its risks and the provision of adequate resources and procedures for the management of those risks. They are supported by the designated second line of defense functions responsible for independent risk and compliance oversight, methodologies, tools and reporting within their areas as well as working with management on non-financial risk issues that arise. Businesses and relevant control functions meet regularly to discuss risk issues and identify required actions to mitigate risks.
The Non-Financial Risk function oversees the Group’s established ERCF, providing a consistent and unified approach to evaluating and monitoring the Group’s non-financial risks. The ERCF sets common minimum standards across the Group for non-financial risk and control processes and review and challenge activities. Risk and control assessments are in place across all divisions and functions, consisting of the risk and control self-assessment, compliance risk assessment and legal risk assessment. Key non-financial risks are identified annually and represent the most significant risks requiring senior management attention. Where appropriate, remediation plans are put in place with ownership by senior management and ongoing Executive Board level oversight through CARMC.
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
Non-financial risk regulatory capital measurement
We use a set of internally validated and approved models to calculate our regulatory capital requirements for non-financial risk (also referred to as “operational risk capital”) across the Group and for legal entities. For Group regulatory capital requirements, we use a model under the AMA. The model is based on a loss distribution approach that uses relevant historical internal and external loss data to estimate frequency and severity distributions for different types of potential non-financial risk losses, such as an unauthorized trading incident, execution delivery errors, fraud, litigation events or a material business disruption. Business experts and senior management review and challenge model parameters in light of changes of business environment and internal control factors to ensure that the capital projection is reasonable and forward-looking. Deductions are taken from the regulatory capital requirement for non-financial risk to account for the mitigating values of insurance policies held by the Group. The regulatory capital requirement represents the 99.9th percentile of the estimated distribution of total operational losses for the Group over a one-year time horizon. A risk-sensitive approach is applied to allocate capital to the businesses.
Governance of non-financial risks
Effective governance processes establish clear roles and responsibilities for managing non-financial risks and define appropriate escalation processes for outcomes that are outside expected levels. We utilize a comprehensive set of policies and procedures that set out how employees are expected to conduct their activities, including clearly defined roles for each of the three lines of defense to achieve appropriate segregation of duties.
Risk & Compliance is responsible for setting minimum standards for managing non-financial risks at the Group level. This includes ensuring the cohesiveness of policies and procedures, tools and practices throughout the Group, particularly with regard to the identification, evaluation, mitigation, monitoring and reporting of these risks. Other second line of defense non-financial risk oversight functions are responsible for setting supplemental policies and procedures where applicable.
Non-financial risk exposures, metrics, issues and remediation efforts are discussed in quarterly CARMC internal control system meetings and in divisional operational risk and compliance management committee meetings, which have senior representatives from relevant functions.
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
Robust model risk management is crucial to ensuring that the Group’s model risk is assessed and managed using a central inventory that includes all models of the Group in order to remain within a defined model risk appetite by focusing on identification, measurement and resolution of model limitations. Under the Group’s model governance policies, the Model Risk Management function validates and approves all new models and material changes to existing models before their implementation, in compliance with standards established by regulators. Developers, owners and model supervisors are responsible for identifying, developing, implementing and testing their models. Model supervisors are responsible for ensuring that models are submitted to the Model Risk Management function for validation and approval and entered into the Group’s model inventory. The Model Risk Management function is structured to be independent from model users, developers and supervisors.
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
Governance of model risk
Governance is an important part of model risk management. Various model review committees within the Model Risk Management function prepare aggregate model risk reports that serve to identify concentrations of model risk and to make recommendations for remediation. These reports are submitted regularly to a dedicated model risk governance committee which escalates issues as necessary to the Group’s Model Risk Steering Committee and the Board’s Risk Committee.
The Model Risk Management function reviews models, reports model limitations to key stakeholders, tracks remediation plans for validation findings and reports on model risk tolerance and metrics to senior management. The Model Risk Management function oversees controls to support a complete and accurate Group-wide model inventory and performs semi-annual attestations affirming the completeness and accuracy of its model inventory.
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
Reputational risk may arise from a variety of sources, including, but not limited to, the nature or purpose of a proposed transaction or service, the identity or activity of a potential client, the regulatory or political climate in which the business will be transacted, significant public attention surrounding the transaction itself or the potential sustainability risks of a transaction. Sustainability risks are potentially adverse impacts on the environment, on people or society, which may be caused by, contributed to or directly linked to financial service providers through the activities of their clients. These may manifest themselves as reputational risks, but potentially also as credit, operational or other risks. Reputational risk may also arise from reputational damage in the aftermath of a non-financial risk incident, such as cyber crime or the failure by employees to meet expected conduct and ethical standards.
Evaluation and management of reputational risk
Reputational risk is included in the Group’s risk appetite framework to ensure that risk-taking is aligned with the approved risk appetite. We highly value our reputation and are fully committed to protecting it through a prudent approach to risk-taking and a responsible approach to business. This is achieved through the use of dedicated processes, resources and policies focused on identifying, evaluating, managing and reporting potential reputational risks. This is also achieved by applying the highest standards of personal accountability and ethical conduct as set out in the Group’s Code of Conduct and the Group’s approach to cultural values and behaviors. Reputational risk potentially arising from proposed business transactions and client activity is assessed in the reputational risk review process. The Group’s global policy on reputational risk requires employees to be conservative when assessing potential reputational impact and, where certain indicators give rise to potential reputational risk, the relevant business proposal or service must be submitted through the reputational risk review process. This involves a submission by an originator (any employee), approval by a business area head or designee, and its subsequent referral for evaluation by a reputational risk approver or by the respective divisional client risk committee. Reputational risk approvers are experienced and high-ranking senior managers, independent of the business divisions with the authority to approve, reject or impose conditions (also in relation to environmental or social matters) on a transaction or the establishment of a client relationship. In cases of particularly complex or cross-divisional transactions, the decision may be referred to the Global Client Risk Committee (GCRC), which includes representatives of the Executive Board, including the CRCO and General Counsel, and has authority to approve, reject or impose conditions on our participation in the transaction or service.
For transactions with potential sustainability risks, the internal specialist unit Sustainability Risk evaluates the nature of the transaction and Credit Suisse’s role, the identity and activities of the client and the regulatory context of its operations, and assesses the environmental and social aspects of the client’s operations, products or services. The team determines whether the client’s activities are consistent with the relevant industry standards and whether the potential transaction is compatible with Credit Suisse’s policies and guidelines for sensitive sectors. The outcome of this analysis is submitted to the responsible business unit and/or entered into the reputational risk review process for evaluation by a reputational risk approver.
Governance of reputational risk
The PCR cycle within CARMC and the newly formed Global Client Risk Committee, which reports to and receives its delegated authority from the PCR cycle, on a global level, and the divisional client risk committees, on a divisional or legal entity level, are the governing bodies responsible for the oversight and active discussion of reputational and sustainability risks. At the Board level, the Risk Committee and Audit Committee jointly assist the Board in fulfilling its reputational risk oversight responsibilities by reviewing and approving the Group’s risk appetite framework as well as assessing the adequacy of the management of reputational and sustainability risks.
In order to inform our stakeholders about how we manage some of the environmental and social risks inherent to the banking business, we publish our Sustainability Report, in which we also describe our efforts to conduct our operations in a manner that is environmentally and socially responsible and broadly contributes to society.
> Refer to “credit-suisse.com/sustainabilityreport” for our Sustainability Report.
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
The Group depends on dividends, distributions and other payments from its subsidiaries and the capital payouts in these subsidiaries might be restricted as a result of regulatory, tax or other constraints. Our businesses are also exposed to a variety of risks that could adversely impact the Group's dividend payments or share buyback programs.
Business risk also includes risks associated with the Group’s illiquid investments. These investments are not subject to CARMC-approved processes for trading activities due to their characteristics and risk profile. Illiquid investments include private equity, hedge fund and mutual fund seed and co-investments as well as other investments, such as collateralized loan obligations (CLO) mandated by regulatory risk retention requirements. Banking book loans and strategic investments are not covered under the illiquid investment risk.
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
Governance of business risk
Strategic and related financial plans are developed by each division annually and aggregated into a Group financial plan, which is reviewed by the CRCO, CFO and CEO before presentation to the full Executive Board and the Board. On a regular basis, the Board and the Executive Board conduct more fundamental in-depth reviews of the Group’s strategy and reassess our performance objectives.
> Refer to “Strategy” in I – Information on the company for further information.
Illiquid investment risk is separately governed by the Risk Committee and the PCR cycle of CARMC. The divisional risk management committees and associated sub-committees are responsible for the day-to-day oversight and approval of related risk models, guidelines and procedures.
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
Sources of climate-related risks
We have identified several key risks and opportunities originating from either the physical or the transitional effects of climate change. Physical risks can arise from climate and weather-related events (e.g., heatwaves, droughts, floods, storms and sea-level rise) and can potentially result in material financial losses, impairing asset values and the creditworthiness of borrowers. Transition risks can arise from the process of adjustment toward a low carbon economy through changes in climate policy, technological developments and disruptive business models, and shifting investor and consumer sentiment. Physical and transition climate risks can affect us as an organization either directly, through our physical assets, costs and operations, or indirectly, through our financial relationships with our clients.
Evaluation and management of climate-related risks
Climate risk is one of the environmental aspects considered as part of the broader sustainability risk agenda of Credit Suisse. In 2018, we established a climate change program to address the recommendations of the FSB’s Taskforce on Climate-related Financial Disclosures (TCFD) with respect to external disclosures on climate-related risks and opportunities. In 2019, we integrated our TCFD adoption program into our Group-wide climate risk strategy program, sponsored by the CRCO, that has senior management representation from our business divisions as well as from General Counsel, Risk & Compliance and the new Sustainability, Research & Investment Solutions function. The mandate of the program is to develop comprehensive strategies to address climate risk. This includes supporting our clients’ energy transition toward low-carbon operations, technologies and services, continuing the ongoing implementation of the TCFD recommendations as well as working toward the implementation of various industry recommendations and compliance with upcoming regulatory expectations. In 2020, we further intensified our efforts on climate risk management by creating a dedicated climate risk team within Credit Risk.
Overall, Credit Suisse is pursuing a three-pronged approach as part of our efforts to address climate change and climate-related risks. First, we are working with our clients to support their transition to low-carbon and climate-resilient business models, and we are working to further integrate climate change into our risk management models as part of our climate risk strategy program. Second, we are focusing on delivering sustainable finance solutions that help our clients achieve their goals and contribute to the realization of the UN Sustainable Development Goals; and third, we are working on further reducing the carbon footprint of our own operations.
Our efforts to implement the TCFD recommendations continued in 2020. Detailed disclosures in accordance with TCFD recommendations are available in our Sustainability Report.
> Refer to “credit-suisse.com/sustainabilityreport” for our Sustainability Report.
Strategy
Credit Suisse recognizes its share of responsibilities in combating climate change by supporting the transition to a low-carbon and climate-resilient economy. As a financial institution, we are committed to playing our part in addressing this global challenge through our role as a financial intermediary between the economy, the environment and society.
We aim to leverage existing risk management processes and capabilities for the management of climate risk exposures by mapping the underlying climate risks to our existing risk types. As methodologies for assessing climate risk evolve, we are developing consistent climate-related metrics that we believe are useful for risk management purposes. The Group has enhanced its internal reports and is developing further climate risk-related scenario analysis. We have also continued exploring scenario models through the range of pilots that include the participation in the UN Environment Programme Finance Initiative and the engagement in the Paris Agreement Capital Transition Assessment (PACTA) pilot that covered implications from both physical and transition risks.
Credit Suisse is engaged in a range of activities which aim to support the transition to a lower carbon and more climate-resilient economy. As part of our strategy that demonstrates Credit Suisse’s commitment to climate change goals, while also acting as a proactive partner to our clients who are working to transition their businesses, we have developed sector-specific client energy transition frameworks (CETFs). CETFs consist of the identification of priority sectors/industries and a methodology to categorize clients that operate in these sectors according to their energy transition readiness. With this approach we aim to actively encourage clients to transition along the CETF scale over time and support them through financing and advisory services. At the same time we aim to manage Credit Suisse’s business and reputational risk exposure by assessing clients against the relevant CETFs before transacting with them. Financing of clients with the lowest categorization in terms of transition readiness, i.e., of “unaware” clients, will be phased out over time. To date, we have rolled out CETFs for the highest priority sectors, such as oil and gas, coal mining and utilities/power generation (fossil fuel-based). Other sectors for which we are developing or planning to develop CETFs include shipping, aviation, commodities trade finance as well as manufacturing, construction/real estate, agriculture and forestry. Additionally, we introduced further restrictions in 2020 to certain business activities related to thermal coal extraction, coal power and offshore and onshore oil and gas projects in the Arctic region.
Strategic alignment of our business with the objectives of the Sustainable Development Goals set by the United Nations and the Paris Agreement on Climate Change (Paris Agreement) is another important objective for us and we have signed the Principles for Responsible Banking as well as the Poseidon Principles to further these objectives.
In December 2020, we announced that we would develop science-based targets within the next 24 months, including to achieve net zero emissions from our operations, supply chain and financing activities no later than 2050, with intermediate emission goals for 2030. In addition, we announced aligning our financing with the Paris Agreement objective of limiting global warming to 1.5°C.
Risk management
Climate-related risks are embedded in our Group-wide risk taxonomy. These risks – alongside other environmental and social risks – are considered within the Group-wide, standardized reputational risk review process. In 2020, we also continued our work to identify risks stemming from climate change and to integrate the management of these risks within the front-to-back processes of the Group because these risks manifest themselves through reputational, credit, operational and other risks.
We have identified sensitive sectors which pose greater environmental and social risks (including impacts to the climate) and have policies and guidelines in place to govern the responsible provision of financial services to clients within these sectors. Consequently, within the reputational risk review process, we evaluate factors such as a company’s greenhouse gas footprint or its energy efficiency targets while some of our policies and guidelines require clients to have a plan in place to deal with climate change risks. In 2019, our sector policies and guidelines, which had previously excluded any form of financing for new greenfield thermal coal mines, were updated to also exclude any form of financing specifically related to the development of new coal-fired power plants. Additionally, as announced in July 2020, we will generally not be directly lending or be involved in capital markets underwriting to any company deriving more than 25% of its revenues from thermal coal extraction or from coal power. Such transactions will only be allowed if it will help the company specifically to transition in accordance with the Paris Agreement and the use of proceeds are tied to such transition strategies or, for companies deriving more than 25% of revenues from coal power, if the company can demonstrate a decreasing share of coal in its generation portfolio consistent with our CETFs. These restrictions do not apply to companies that are involved in metallurgical coal extraction. We also announced that we would not provide financing related to offshore and onshore oil and gas projects in the Arctic region.
Direct physical risks of climate change are identified and assessed through the business continuity management process alongside other physical risks such as natural disasters.
We actively engage in industry forums to foster the development of industry standards. We have contributed to the development of transition risk and physical risk assessment models as part of the UN Environment Programme Finance Initiative Phase II banking pilot. Together with other banks we participated in the PACTA pilot project to test methodologies for measuring the alignment of credit portfolios with the objectives of the Paris Agreement. In Switzerland, Credit Suisse participated in the voluntary climate alignment test of investment portfolios and Swiss mortgages for Swiss banks, asset managers, pension funds and insurance companies coordinated by the Swiss Federal Office for the Environment. We published a summary of our individual results, as one of the few participating banks to do so.
Metrics and targets
We have developed a range of internal analytics on Credit Suisse’s exposures to clients in climate-impacted sectors. We are now accelerating the development of our capabilities to measure and manage climate and sustainability-related risks and thereby adhere to our commitments to align our financing with the Paris Agreement objectives. More detail on Credit Suisse’s exposures to climate-related risks is available in our Sustainability Report.
> Refer to “credit-suisse.com/sustainabilityreport” for our Sustainability Report.
Our green finance solutions are designed to achieve a positive impact on the environment while also creating financial value for our clients, drawing upon the expertise of various specialist departments across our divisions.
From 2013 to the end of 2020, we supported the issuance of over USD 49 billion of sustainable debt capital markets products such as green, social, sustainability, sustainability-linked and transition bonds as well as green certificates of deposits and commercial paper. We are also active in the sustainability lending market and during 2020 we participated in a total of over USD 34 billion worth of sustainability-linked loans, including loan renewals and extensions. Additionally, we actively support clean and renewable energy businesses. From 2010 through the end of 2020, we were involved in over 150 transactions in this field with a value of over USD 130 billion.
In 2020, we announced the goal to provide at least CHF 300 billion of sustainable financing to support transition strategies (renewables, green/blue/transition bonds, low-carbon energy solutions and financings aligned to the UN Sustainable Development Goals) over the next 10 years.
We are part of the global RE100 (100% renewable electricity) initiative through which we intend to source 100% renewable electricity across our entire global operations by 2025. In 2020, 94% of the Group’s electricity consumed globally was generated using renewable resources. Furthermore, we manage and disclose greenhouse gas emissions from our own operations on the basis of an ISO 14001-certified environmental management system. At an operational level, we have been working on a greenhouse gas neutral basis globally since 2010.
Governance of climate-related risks
Climate change-related responsibilities are included in the Board’s Risk Committee charter. At the Executive Board level, the PCR cycle of CARMC assumes responsibility for the overall climate change strategy and is mandated to ensure that the capabilities for the management of relevant long-term risk trends, including climate change, are put in place. Furthermore, key internal policies incorporate important elements of climate risk management.
In 2020, we established the GCRC on a global level, reporting to and receiving its delegated authority from the PCR cycle of CARMC, on a global level, and the divisional client risk committees, on a divisional or legal entity level. The establishment of the GCRC enables a comprehensive assessment of risks related to transactions and client relationships, including reputational risk, sustainability risk and climate risk.
The newly established Climate Risk function within Credit Risk provides dedicated capabilities to assess and manage the multi-faceted aspects of climate-related risks. Additionally, at the level of the Board, we have established the Sustainability Advisory Committee.
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
Evaluation and management of fiduciary risk
With regard to fiduciary risk that relates to discretionary investment-related activities, assessing investment performance and reviewing forward-looking investment risks in our client portfolios and investment funds is central to our investment oversight program. Areas of focus include:
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
Fiduciary risks from activities other than discretionary investment management, such as the advised portfolios, are managed and monitored in a similar oversight program. This program is actively managed in cooperation with the Compliance function and is based on the suitability framework.
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
Governance of pension risk
The overall pension risk framework and governance structure of our pension plans consists of three components:
■ Trustees have overall responsibility of the pension plan and act on behalf of the beneficiaries of the plan with additional oversight by actuaries and external consultants. Trustees are responsible for ensuring that the pension plan is run properly and the member benefits are secure.
■ Depending on the jurisdiction there is oversight provided by senior management, trustees, actuaries and/or advisors in relation to local funding, investment strategy, plan changes or other actions of the pension fund.
■ Risk & Compliance monitors and reports various metrics and analytics to senior management and regulators (e.g., economic risk capital, severe flight to quality and loss potential analysis).
Risk portfolio analysis
Credit risk
Credit risk overview
All transactions that are exposed to potential losses arising as a result of a borrower or counterparty failing to meet its financial obligations or as a result of deterioration in the credit quality of the borrower or counterparty are subject to credit risk exposure measurement and management.
> Refer to “Note 20 – Financial instruments measured at amortized cost and credit losses” in VI – Consolidated financial statements – Credit Suisse Group for information on credit quality and aging analysis of loans.
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
Loans and irrevocable loan commitments
end of	2020	2019
CHF million
Gross loans	293,539	297,841
Irrevocable loan commitments	119,022	125,127
Total loans and irrevocable loan commitments	412,561	422,968
of which Swiss Universal Bank	190,872	183,604
of which International Wealth Management	59,667	58,774
of which Asia Pacific	42,287	49,489
of which Investment Bank	118,167	129,059
of which Corporate Center	1,568	2,042
Loans held-for-sale and traded loans
As of December 31, 2020 and 2019, loans held-for-sale included CHF 102 million and CHF 25 million, respectively, of seasoned US subprime residential mortgages from consolidated variable interest entities (VIE). Traded loans included US subprime residential mortgages of CHF 233 million and CHF 173 million as of December 31, 2020 and 2019, respectively.

Loans
The table “Loans” provides an overview of our loans by loan classes, impaired loans, the related allowance for credit losses and selected loan metrics by business division. The carrying values of loans and related allowance for credit losses are presented in accordance with generally accepted accounting standards in the US and are not comparable with the regulatory credit risk exposures presented in our disclosures required under Pillar 3 of the Basel framework.
Loans
end of	Swiss Universal Bank	International Wealth Management	Asia Pacific	Investment Bank	Corporate Center	Credit Suisse
2020 (CHF million)
Mortgages	106,071	3,653	1,520	0	26	111,270
Loans collateralized by securities	6,960	19,900	23,324	1,574	31	51,789
Consumer finance	4,336	414	4	62	72	4,888
Consumer	117,367	23,967	24,848	1,636	129	167,947
Real estate	24,122	1,983	2,374	557	9	29,045
Commercial and industrial loans	31,458	24,848	8,629	8,292	870	74,097
Financial institutions	3,176	1,776	2,528	11,320	272	19,072
Governments and public institutions	768	64	472	1,923	151	3,378
Corporate & institutional	59,524	28,671	14,003	22,092	1,302	125,592
Gross loans	176,891	52,638	38,851	23,728	1,431	293,539
of which held at fair value	25	62	2,446	8,316	559	11,408
Net (unearned income) / deferred expenses	104	(104)	(27)	(69)	1	(95)
Allowance for credit losses [1]	(663)	(345)	(199)	(300)	(29)	(1,536)
Net loans	176,332	52,189	38,625	23,359	1,403	291,908
2019 (CHF million)
Mortgages [2]	104,257	3,883	1,492	0	39	109,671
Loans collateralized by securities [2]	6,757	20,828	26,809	2,000	31	56,425
Consumer finance	3,791	504	21	7	78	4,401
Consumer	114,805	25,215	28,322	2,007	148	170,497
Real estate	23,569	2,076	3,095	465	15	29,220
Commercial and industrial loans [2]	29,395	24,932	9,883	8,406	879	73,495
Financial institutions	2,650	1,619	3,910	11,747	441	20,367
Governments and public institutions	744	237	878	2,237	166	4,262
Corporate & institutional	56,358	28,864	17,766	22,855	1,501	127,344
Gross loans	171,163	54,079	46,088	24,862	1,649	297,841
of which held at fair value	190	31	3,922	8,021	498	12,662
Net (unearned income) / deferred expenses	96	(106)	(45)	(62)	1	(116)
Allowance for credit losses [1]	(487)	(179)	(74)	(143)	(63)	(946)
Net loans	170,772	53,794	45,969	24,657	1,587	296,779
1 Allowance for credit losses is only based on loans that are not carried at fair value.
2
Certain corporate & institutional loans have been reclassified to consumer loans following the application of a look-through approach with regard to beneficial owners. Prior periods have been reclassified to conform to the current presentation.

Compared to December 31, 2019, gross loans decreased CHF 4.3 billion to CHF 293.5 billion as of December 31, 2020, mainly due to the translation impact from the US dollar, lower loans collateralized by securities, lower loans to financial institutions and lower loans to governments and public institutions, partially offset by higher consumer mortgages and higher commercial and industrial loans. The net decrease of CHF 4.6 billion in loans collateralized by securities mainly reflected decreases in Asia Pacific and International Wealth Management. Loans to financial institutions decreased CHF 1.3 billion, mainly reflecting decreases in Asia Pacific and the Investment Bank, partially offset by an increase in Swiss Universal Bank. The net decrease of CHF 0.9 billion in loans to governments and public institutions mainly reflected decreases in Asia Pacific and the Investment Bank. Consumer mortgages increased CHF 1.6 billion, mainly driven by an increase in Swiss Universal Bank. Commercial and industrial loans increased CHF 0.6 billion, mainly driven by an increase in Swiss Universal Bank, partially offset by a decrease in Asia Pacific.

On a divisional level, decreases in gross loans of CHF 7.2 billion in Asia Pacific, CHF 1.4 billion in International Wealth Management, CHF 1.1 billion in the Investment Bank and CHF 0.2 billion in the Corporate Center were partially offset by an increase of CHF 5.7 billion in Swiss Universal Bank.
> Refer to “Note 19 – Loans” and “Note 20 – Financial instruments measured at amortized cost and credit losses” in VI– Consolidated financial statements – Credit Suisse Group for further information.
Collateralized loans
The table “Collateralized loans” provides an overview of collateralized loans by division. For consumer loans, the balances reflect the gross carrying value of the loan classes “Mortgages” and “Loans collateralized by securities”, of which substantially all are fully collateralized. Consumer finance loans are not included as the majority of these loans are unsecured. For corporate & institutional loans, the balances reflect the value of mortgages and financial and other collateral related to secured loans, considered up to the amount of the related loans.
Collateralized loans
end of	Swiss Universal Bank	International Wealth Management	Asia Pacific	Investment Bank	Corporate Center	Credit Suisse
2020 (CHF million)
Gross loans	176,891	52,638	38,851	23,728	1,431	293,539
Collateralized loans	161,405	50,024	33,183	9,653	115	254,380
of which consumer [1]	113,031	23,553	24,844	1,574	57	163,059
of which mortgages	106,071	3,653	1,520	0	26	111,270
of which loans collateralized by securities	6,960	19,900	23,324	1,574	31	51,789
of which corporate & institutional [2]	48,374	26,471	8,339	8,079	58	91,321
of which secured by mortgages	33,756	2,780	159	249	0	36,944
of which secured by financial and other collateral	14,618	23,691	8,180	7,830	58	54,377
2019 (CHF million)
Gross loans	171,163	54,079	46,088	24,862	1,649	297,841
Collateralized loans	157,485	52,295	38,380	11,041	388	259,589
of which consumer [1]	111,014	24,711	28,301	2,000	70	166,096
of which mortgages	104,257	3,883	1,492	0	39	109,671
of which loans collateralized by securities	6,757	20,828	26,809	2,000	31	56,425
of which corporate & institutional [2]	46,471	27,584	10,079	9,041	318	93,493
of which secured by mortgages	33,920	2,826	730	152	0	37,628
of which secured by financial and other collateral	12,551	24,758	9,349	8,889	318	55,865
1 Reflects the gross carrying value of the consumer loan classes "Mortgages" and "Loans collateralized by securities", before allowance for credit losses.
2 Reflects the value of mortgages and financial and other collateral related to secured corporate & institutional loans, considered up to the amount of the related loans.
Within consumer loans, mortgages primarily include mortgages on residential real estate such as single family homes, apartments and holiday homes as well as building loans. Mortgages may also include certain loans that are secured by a combination of mortgages or other real estate titles and other collateral including, e.g., securities, cash deposits or life insurance policies. Loans collateralized by securities primarily include lombard loans secured by well-diversified portfolios of securities and share-backed loans.
Within corporate & institutional loans, mortgage collateral primarily includes income-producing commercial and residential real estate held by corporate & institutional clients. Financial and other collateral includes various types of eligible collateral, e.g., securities, cash deposits, financial receivables related to factoring, certain real assets such as ownership titles in ship and aircraft, inventories and commodities, and certain guarantees.
Financial collateral is subject to frequent market valuation depending on the asset class. In the Group’s private banking, corporate and institutional businesses, all collateral values for loans are regularly reviewed according to the Group’s risk management policies and directives, with maximum review periods determined by collateral type, market liquidity and market transparency. For example, traded securities are revalued on a daily basis and property values are appraised over a medium-term horizon generally exceeding one year considering the characteristics of the property, current developments in the relevant real estate market and the current level of credit exposure to the borrower. If the credit exposure to a borrower has changed significantly, in volatile markets or in times of increasing general market risk, collateral values may be appraised more frequently. Management judgment is applied in assessing whether markets are volatile or general market risk has increased to a degree that warrants a more frequent update of collateral values. Movements in monitored risk metrics that are statistically different compared to historical experience are considered in addition to analysis of externally-provided forecasts, scenario techniques and macroeconomic research. For impaired loans, the fair value of collateral is determined within 90 days of the date the impairment was identified and thereafter regularly revalued by Credit Risk within the impairment review process. In the Group’s investment banking businesses, collateral-dependent loans are appraised on at least an annual basis, or when a loan-relevant event occurs.
As of December 31, 2020, 97% of the aggregate Swiss residential mortgage loan portfolio of CHF 112.4 billion had a loan-to-value (LTV) ratio equal to or lower than 80%. As of December 31, 2019, 97% of the aggregate Swiss residential mortgage loan portfolio of CHF 110.5 billion had an LTV ratio equal to or lower than 80%. For substantially all Swiss residential mortgage loans originated in 2020 and 2019, the average LTV ratio was equal to or lower than 80% at origination. Our LTV ratios are based on the most recent appraised value of the collateral.
Impaired loans
end of	Swiss Universal Bank	International Wealth Management		Asia Pacific	Investment Bank	Corporate Center	Credit Suisse
2020 (CHF million)
Non-performing loans	406	692		312	210	46	1,666
Non-interest-earning loans	258	81		0	0	36	375
Non-accrual loans	664	773		312	210	82	2,041
Restructured loans	39	60		150	56	8	313
Potential problem loans	324	101		219	199	0	843
Other impaired loans	363	161		369	255	8	1,156
Gross impaired loans [1]	1,027	934	[2]	681	465	90	3,197
of which loans with a specific allowance	908	576		681	465	80	2,710
of which loans without a specific allowance	119	358		0	0	10	487
2019 (CHF million)
Non-performing loans	453	482		166	87	62	1,250
Non-interest-earning loans	204	43		0	0	13	260
Non-accrual loans	657	525		166	87	75	1,510
Restructured loans	66	203		0	13	68	350
Potential problem loans	155	47		0	61	3	266
Other impaired loans	221	250		0	74	71	616
Gross impaired loans [1]	878	775	[2]	166	161	146	2,126
of which loans with a specific allowance	799	468		166	148	133	1,714
of which loans without a specific allowance	79	307		0	13	13	412
1 Impaired loans are only based on loans that are not carried at fair value.
2
Includes gross impaired loans of CHF 76 million and CHF 39 million as of December 31, 2020 and 2019, respectively, which are mostly secured by guarantees provided by investment-grade export credit agencies.

Impaired loans
Compared to December 31, 2019, gross impaired loans increased CHF 1.1 billion to CHF 3.2 billion as of December 31, 2020, mainly driven by higher potential problem loans across all divisions and higher non-performing loans in International Wealth Management, Asia Pacific and the Investment Bank.
In Asia Pacific, gross impaired loans increased CHF 515 million, mainly driven by the impairment of several share-backed loans and a newly impaired position in the catering sector, partially offset by the write-off of a share-backed loan in the healthcare sector. In the Investment Bank, gross impaired loans increased CHF 304 million, mainly driven by new impairments in the oil and gas, aviation and retail sectors. In International Wealth Management, gross impaired loans increased CHF 159 million, primarily driven by increases in European mortgages, aviation finance and export finance, partially offset by reductions in ship finance. In Swiss Universal Bank, gross impaired loans increased CHF 149 million, mainly reflecting new impairments of large Swiss corporates that experienced a significant decline in revenues due to the COVID-19 pandemic and a newly impaired position in commodity trade finance. These increases in Swiss Universal Bank were partially offset by repayments and write-offs in several client segments. Gross impaired loans in the Corporate Center decreased CHF 56 million, mainly driven by the fair value option election for an impaired exposure under the CECL guidance.
In March 2020, US federal banking regulators issued the “Interagency Statement on Loan Modifications and Reporting for Financial Institutions Working with Customers Affected by the Coronavirus (Revised)” (Interagency Statement). According to the Interagency Statement, short-term modifications made on a good faith basis in response to the COVID-19 crisis to borrowers that were otherwise current prior to the relief being granted would not be considered to be troubled debt restructurings. This includes short-term modifications such as payment deferrals, fee waivers, repayment term extensions or payment delays that are insignificant. The Interagency Statement was developed in consultation with the Financial Accounting Standards Board (FASB) and the Group has applied this guidance. The Group has granted short-term modifications to certain borrowers due to the COVID-19 crisis in the form of deferrals of capital and interest payments that are within the scope of this guidance and the loans subject to those deferrals have not been reported as troubled debt restructurings in restructured loans. As of December 31, 2020, the Group had CHF 4.3 billion of loans held at amortized cost that were modified and not reported as troubled debt restructurings as a result of this relief and interpretative guidance.
Allowance for credit losses on loans
end of	Swiss Universal Bank	International Wealth Management	Asia Pacific	Investment Bank	Corporate Center	Credit Suisse
2020 (CHF million)
Balance at beginning of period [1,2]	534	344	42	99	30	1,049
Current-period provision for expected credit losses	240	100	235	323	2	900
of which methodology changes	(19)	0	0	0	0	(19)
of which provisions for interest	11	4	12	8	2	37
Gross write-offs	(107)	(71)	(44)	(100)	(3)	(325)
Recoveries	8	1	0	2	2	13
Net write-offs	(99)	(70)	(44)	(98)	(1)	(312)
Foreign currency translation impact and other adjustments, net	(12)	(29)	(34)	(24)	(2)	(101)
Balance at end of period [1]	663	345	199	300	29	1,536
of which individually evaluated	440	141	153	106	26	866
of which collectively evaluated	223	204	46	194	3	670
1 Allowance for credit losses is only based on loans that are not carried at fair value.
2
Includes a net impact of CHF 103 million from the adoption of the new CECL guidance and the related election of the fair value option for certain loans on January 1, 2020, of which CHF 47 million is reflected in Swiss Universal Bank, CHF 165 million in International Wealth Management, CHF (32) million in Asia Pacific, CHF (44) million in the Investment Bank and CHF (33) million in the Corporate Center.

The following tables provide an overview of changes in impaired loans and related allowance for credit losses by loan portfolio segment.
Gross impaired loans by loan portfolio segment
	Consumer	Corporate & institutional	Total
2020 (CHF million)
Balance at beginning of period	683	1,443	2,126
New impaired loans	843	2,187	3,030
Increase in existing impaired loans	187	69	256
Reclassifications to non-impaired status	(227)	(321)	(548)
Repayments [1]	(390)	(510)	(900)
Liquidation of collateral, insurance or guarantee payments	(57)	(181)	(238)
Sales [2]	(18)	(54)	(72)
Write-offs	(82)	(237)	(319)
Foreign currency translation impact and other adjustments, net	(34)	(104)	(138)
Balance at end of period	905	2,292	3,197
1 Full or partial principal repayments.
2 Includes transfers to loans held-for-sale for intended sales of held-to-maturity loans.

Allowance for credit losses on loans by portfolio segment
	Consumer	Corporate & institutional	Total
2020 (CHF million)
Balance at beginning of period [1,2]	241	808	1,049
Current-period provision for expected credit losses	191	709	900
of which methodology changes	0	(19)	(19)
of which provisions for interest	22	15	37
Gross write-offs	(87)	(238)	(325)
Recoveries	8	5	13
Net write-offs	(79)	(233)	(312)
Foreign currency translation impact and other adjustments, net	(35)	(66)	(101)
Balance at end of period [1]	318	1,218	1,536
of which individually evaluated	230	636	866
of which collectively evaluated	88	582	670
1 Allowance for credit losses is only based on loans that are not carried at fair value.
2
Includes a net impact of CHF 103 million from the adoption of the new CECL guidance and the related election of the fair value option for certain loans on January 1, 2020, of which CHF 55 million is reflected in consumer loans and CHF 48 million in corporate & institutional loans.

Allowance for credit losses
Compared to December 31, 2019, the allowance for credit losses increased CHF 0.5 billion to CHF 1.5 billion as of December 31, 2020, primarily due to increases in the Investment Bank, Asia Pacific and Swiss Universal Bank. The allowance for credit losses for the Group included a net increase of CHF 103 million from the adoption of the new CECL guidance and the related election of the fair value option for certain loans on January 1, 2020. In the Investment Bank, the increase in allowance for credit losses of CHF 201 million mainly reflected increased CECL provisions, primarily driven by sectors highly vulnerable to the COVID-19 pandemic such as oil and gas, leisure, retail and aviation, as well as new provisions mainly in the mining, real estate and oil and gas sectors. In Asia Pacific, the increase in allowance for credit losses of CHF 157 million mainly reflected new provisions for several share-backed loans and newly impaired positions in the catering and mining sectors as well as an increase in CECL provisions mainly reflecting the slowdown in economic activities in the region in the first half of 2020. In Swiss Universal Bank, the increase in allowance for credit losses of CHF 129 million mainly reflected new provisions in commodity trade finance and in small and medium-sized enterprises as well as increased CECL provisions reflecting the impact from the COVID-19 pandemic. In International Wealth Management, the allowance for credit losses was stable.
Loan metrics
end of	Swiss Universal Bank	International Wealth Management	Asia Pacific	Investment Bank	Corporate Center	Credit Suisse
2020 (%)
Non-accrual loans / Gross loans	0.4	1.5	0.9	1.4	9.4	0.7
Gross impaired loans / Gross loans	0.6	1.8	1.9	3.0	10.3	1.1
Allowance for credit losses / Gross loans	0.4	0.7	0.5	1.9	3.3	0.5
Specific allowance for credit losses / Gross impaired loans	42.8	15.1	22.5	22.8	28.9	27.1
2019 (%)
Non-accrual loans / Gross loans	0.4	1.0	0.4	0.5	6.5	0.5
Gross impaired loans / Gross loans	0.5	1.4	0.4	1.0	12.7	0.7
Allowance for credit losses / Gross loans	0.3	0.3	0.2	0.8	5.5	0.3
Specific allowance for credit losses / Gross impaired loans	39.3	16.9	13.9	29.8	42.5	28.6
Gross loans and gross impaired loans exclude loans carried at fair value and the allowance for credit losses is only based on loans that are not carried at fair value.
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
Derivative instruments by maturity
	2020				2019
end of / due within	Less than 1 year	1 to 5 years	More than 5 years	Positive replace- ment value	Less than 1 year	1 to 5 years	More than 5 years	Positive replace- ment value
CHF billion
Interest rate products	8.7	19.7	46.9	75.3	6.1	18.1	44.3	68.5
Foreign exchange products	14.0	5.7	4.8	24.5	11.7	5.6	4.7	22.0
Equity/index-related products	7.9	10.8	0.5	19.2	6.4	5.3	0.3	12.0
Credit derivatives	0.5	2.6	1.8	4.9	0.5	4.7	1.0	6.2
Other products [1]	0.7	0.0	1.0	1.7	0.4	0.0	1.0	1.4
OTC derivative instruments	31.8	38.8	55.0	125.6	25.1	33.7	51.3	110.1
Exchange-traded derivative instruments				20.6				5.7
Netting agreements [2]				(120.6)				(97.9)
Total derivative instruments				25.6				17.9
of which recorded in trading assets				25.5				17.7
of which recorded in other assets				0.1				0.2
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
Derivative instruments by counterparty credit rating
end of	2020	2019
CHF billion
AAA	1.6	1.2
AA	5.8	6.5
A	2.5	2.4
BBB	4.4	4.8
BB or lower	10.7	2.2
OTC derivative instruments	25.0	17.1
Exchange-traded derivative instruments [1]	0.6	0.8
Total derivative instruments [1]	25.6	17.9
Credit ratings do not reflect the benefit of collateral received.
1 Taking into account legally enforceable netting agreements.
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
> Refer to “Note 28 – Offsetting of financial assets and financial liabilities” in VI – Consolidated financial statements – Credit Suisse Group for further information on offsetting of derivatives.
> Refer to “Note 33 – Derivatives and hedging activities” in VI – Consolidated financial statements – Credit Suisse Group for further information on derivatives, including an overview of derivatives by products categorized for trading and hedging purposes.

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
The scenario framework also considers a range of other severe scenarios, including a specific eurozone crisis scenario which assumes the default of selected European countries, currently modeled to include Greece, Ireland, Italy, Portugal and Spain. It is assumed that the sovereigns, financial institutions and corporates within these countries default, with a 100% loss of sovereign and financial institutions exposures and a 0% to 100% loss of corporates depending on their credit ratings. As part of this scenario, we additionally assume a severe market sell-off involving an equity market crash, widening credit spreads, a rally in the price of gold and a devaluation of the euro. In addition, the eurozone crisis scenario assumes the default of a small number of our market counterparties that we believe would be severely affected by a default across the selected European countries. These counterparties are assumed to default as we believe that they would be the most affected institutions because of their direct presence in the relevant countries and their direct exposures. Through these processes, revaluation and redenomination risks on our exposures are considered on a regular basis by our Risk function.
Presentation of selected European credit risk exposures
The basis for the presentation of the country exposure is our internal risk domicile view. The risk domicile view is based on the domicile of the legal counterparty, i.e., it may include exposure to a legal entity domiciled in the reported country even if its parent is located outside of the country.
The credit risk exposure in the table is presented on a risk-based view before deduction of any related allowance for credit losses. We present our credit risk exposure and related risk mitigation for the following distinct categories:
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
Development of selected European credit risk exposures
On a gross basis, before taking into account risk mitigation, our risk-based sovereign credit risk exposure to Cyprus, Greece, Ireland, Italy, Malta, Portugal and Spain decreased 10% to EUR 2,265 million as of December 31, 2020, compared to EUR 2,514 million as of December 31, 2019. Our net exposure to these sovereigns was EUR 1,943 million, 16% lower compared to EUR 2,306 million as of December 31, 2019. Our non-sovereign risk-based credit risk exposure in these countries as of December 31, 2020 included net exposures to financial institutions of EUR 2,304 million, 12% lower compared to December 31, 2019, and net exposures to corporates and other counterparties of EUR 2,649 million, 11% higher compared to December 31, 2019.
A significant majority of the purchased credit protection is transacted with central counterparties or banks outside of the disclosed countries. For credit protection purchased from central counterparties or banks in the disclosed countries, such credit risk is reflected in the gross and net exposure to each respective country.
Sovereign debt rating developments
From year-end 2019 through February 28, 2021, the long-term sovereign debt ratings of the countries listed in the table changed as follows: Fitch increased Greece’s rating from BB- to BB and decreased Italy’s rating from BBB to BBB-. Moody’s increased Greece’s rating from B1 to BA3. These rating changes did not have a significant impact on the Group’s financial position, result of operations, liquidity or capital resources.

Selected European credit risk exposures
	Gross credit risk exposure	Risk mitigation			Net credit risk exposure	Inventory	[2]			Total credit risk exposure
December 31, 2020		CDS	Other	[1]				Net synthetic inventory	[3]	Gross	Net
Cyprus (EUR million)
Financial institutions	7	0	2		5	0		0		7	5
Corporates & other	1,242	0	1,046		196	0		0		1,242	196
Total	1,249	0	1,048		201	0		0		1,249	201
Greece
Sovereign	102	84	0		18	6		2		108	24
Financial institutions	280	0	277		3	1		0		281	4
Corporates & other	321	0	283		38	3		(3)		324	41
Total	703	84	560		59	10		(1)		713	69
Ireland
Sovereign	1,022	0	0		1,022	1		1		1,023	1,023
Financial institutions	1,473	0	236		1,237	27		(67)		1,500	1,264
Corporates & other	948	0	355		593	39		(26)		987	632
Total	3,443	0	591		2,852	67		(92)		3,510	2,919
Italy
Sovereign	568	49	189		330	0		(12)		568	330
Financial institutions	855	0	441		414	81		(16)		936	495
Corporates & other	3,929	50	2,931		948	143		33		4,072	1,091
Total	5,352	99	3,561		1,692	224		5		5,576	1,916
Malta
Financial institutions	97	0	24		73	0		0		97	73
Corporates & other	520	0	490		30	4		0		524	34
Total	617	0	514		103	4		0		621	107
Portugal
Sovereign	0	0	0		0	25		25		25	25
Financial institutions	370	0	296		74	14		1		384	88
Corporates & other	285	3	237		45	28		23		313	73
Total	655	3	533		119	67		49		722	186
Spain
Sovereign	541	0	0		541	0		(65)		541	541
Financial institutions	968	0	657		311	64		(5)		1,032	375
Corporates & other	2,643	110	2,015		518	64		(121)		2,707	582
Total	4,152	110	2,672		1,370	128		(191)		4,280	1,498
Total
Sovereign	2,233	133	189		1,911	32		(49)		2,265	1,943
Financial institutions	4,050	0	1,933		2,117	187		(87)		4,237	2,304
Corporates & other	9,888	163	7,357		2,368	281		(94)		10,169	2,649
Total	16,171	296	9,479		6,396	500		(230)		16,671	6,896
1 Includes other hedges (derivative instruments), guarantees, insurance and collateral.
2 Represents long inventory positions netted at issuer level.
3 Substantially all of which results from CDS; represents long positions net of short positions.

Market risk
Traded market risk
Development of traded market risks
The tables entitled “One-day, 98% risk management VaR” and “Average one-day, 98% risk management VaR by division” show our traded market risk exposure, as measured by one-day, 98% risk management VaR in Swiss francs and US dollars. As we measure VaR for internal risk management purposes using the US dollar as the base currency, the VaR figures were translated into Swiss francs using daily foreign exchange translation rates. VaR estimates are computed separately for each risk type and for the whole portfolio. The different risk types are grouped into five categories including interest rate, credit spread, foreign exchange, commodity and equity risks.
In connection with the update of the market risk section to focus on the concepts of traded market risk and non-traded market risk in order to more closely align the descriptions to the Group’s internal risk framework and control processes, we also reflected corresponding updates in the information presented in the risk management VaR tables beginning in the fourth quarter of 2020. Risk management VaR now measures the Group’s traded market risk exposure, which generally includes trading book positions, banking book positions held at fair value and foreign exchange and commodity risk from banking book positions. Before the update, risk management VaR measured the Group’s trading book exposure. Prior periods have been reclassified to conform to the current presentation.
We regularly review our VaR model to ensure that it remains appropriate given evolving market conditions and the composition of our trading portfolio. In the third quarter of 2020, a VaR model enhancement was implemented to use full revaluation of certain exotic equity products to capture the risk of co-movements of foreign exchange spot and at-the-money volatility as well as equity spot and at-the-money volatility in a unified equity model. The risk of these co-movements was previously captured through a combination of our equity and foreign exchange VaR models complemented by the RNIV charge. This model enhancement affected the scope of the foreign exchange and the equity models, however, it did not have a material impact on total risk management VaR.
One-day, 98% risk management VaR
in / end of	Interest rate	Credit spread	Foreign exchange	Commodity	Equity	Diversi- fication benefit	[1]	Total
CHF million
2020
Average	22	82	12	2	19	(65)		72
Minimum	10	27	3	1	10	–	[2]	28
Maximum	43	176	38	3	32	–	[2]	185
End of period	13	70	36	2	32	(93)		60
2019
Average	16	29	4	2	11	(27)		35
Minimum	9	25	2	1	8	–	[2]	30
Maximum	29	39	9	3	17	–	[2]	46
End of period	13	28	3	1	11	(26)		30
USD million
2020
Average	24	88	14	2	20	(72)		76
Minimum	11	28	3	1	10	–	[2]	29
Maximum	44	181	43	3	36	–	[2]	189
End of period	14	79	41	2	36	(104)		68
2019
Average	16	29	4	2	11	(27)		35
Minimum	9	25	2	1	8	–	[2]	30
Maximum	29	39	9	3	17	–	[2]	47
End of period	14	29	3	1	11	(27)		31
Excludes risks associated with counterparty and own credit exposures. Risk management VaR measures traded market risk and generally includes the trading book positions, banking book positions held at fair value and foreign exchange and commodity risk from banking book positions; prior periods have been reclassified to conform to the current presentation.

1
Diversification benefit represents the reduction in risk that occurs when combining different, not perfectly correlated risk types in the same portfolio and is measured as the difference between the sum of the individual risk types and the risk calculated on the combined portfolio.

2 As the maximum and minimum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit.

Average one-day, 98% risk management VaR by division
in	Swiss Universal Bank	International Wealth Management	Asia Pacific	Investment Bank	Corporate Center	Diversi- fication benefit	[1]	Credit Suisse
CHF million
2020	9	6	19	64	5	(31)		72
2019 [2]	10	3	12	30	4	(24)		35
USD million
2020	10	7	20	68	5	(34)		76
2019 [2]	10	3	12	30	4	(24)		35
Excludes risks associated with counterparty and own credit exposures. Risk management VaR measures traded market risk and generally includes the trading book positions, banking book positions held at fair value and foreign exchange and commodity risk from banking book positions; prior periods have been reclassified to conform to the current presentation.

1 Difference between the sum of the standalone VaR for each division and the VaR for the Group.
2 The restatement of divisional historical average risk management VaR under the new organization required certain additional assumptions, which will not be required for future periods.
We measure VaR in US dollars, as the majority of our trading activities are conducted in US dollars.
Period-end risk management VaR of USD 68 million as of December 31, 2020 increased 119% compared to December 31, 2019, and average risk management VaR of USD 76 million in 2020 increased 117% compared to 2019. The increases observed for average interest rate, credit spread and equity risk management VaR in 2020 primarily reflect the significantly increased volatility in financial markets globally at the end of the first quarter of 2020. The increase in foreign exchange risk management VaR reflected the model enhancement implemented in the third quarter of 2020.
On a divisional level, the Investment Bank was the main contributor to the Group’s increased risk management VaR. Average risk management VaR of Swiss Universal Bank in 2020 was stable as a scope adjustment for accrual accounted positions in mid-2020 was largely offset by the significantly increased volatility in financial markets at the end of the first quarter of 2020.
The chart entitled “Daily risk management VaR” shows the aggregated traded market risk on a consolidated basis.
The histogram entitled “Daily total backtesting revenues” compares the daily total backtesting revenues for 2020 with those for 2019. Total backtesting revenues is an internally used metric, limited to the trading book only, and excludes the cost of carry, credit provisions and internal revenue transfers. The cost of carry is the change in value of the portfolio from one day to the next, assuming all other factors such as market levels and trade population remain constant, and can be negative or positive. In 2020, we had seven trading loss days compared to three trading loss days in 2019.
For capital purposes and in line with BIS requirements, FINMA increases the capital multiplier for every regulatory VaR backtesting exception above four in the prior rolling 12-month period, resulting in an incremental market risk capital requirement for the Group.
In April 2020, FINMA announced that it believed most backtesting exceptions experienced by regulated institutions in March and April 2020 were not due to shortcomings of the model, but due to the increase in volatility related to the COVID-19 pandemic. To mitigate this volatility-related pro-cyclicality, FINMA allowed a temporary freeze on backtesting exceptions impacting the capital multiplier, expiring on July 1, 2020. In June 2020, FINMA confirmed that (i) all recent exceptions that are proven by the institution as not attributable to a lack of precision of the risk aggregation model can be disregarded; and (ii) the exemption will be fundamentally incorporated into future supervisory practice. As a result, we had one backtesting exception in our regulatory VaR model in the rolling 12-month period through the end of 2020, which is considered for the calculation of the capital multiplier.
> Refer to “Risk-weighted assets” in Capital management for further information on the use of our regulatory VaR model in the calculation of trading book market risk capital requirements.
Credit, debit and funding valuation adjustments
VaR excludes the impact of changes in both counterparty and our own credit spreads on derivative products. As of December 31, 2020, the estimated sensitivity implies that a one basis point increase in credit spreads, both counterparty and our own, would have resulted in a CHF 1.2 million gain on the overall derivatives position in our trading businesses. In addition, a one basis point increase in our own credit spread on our fair valued structured notes portfolio (including the impact of hedges) would have resulted in a CHF 14.4 million gain as of December 31, 2020. As of December 31, 2020, the estimated FVA sensitivity implies that a one basis point increase in the fair value funding spread would have resulted in a CHF 0.3 million gain on the overall derivatives position in the investment banking businesses.
Non-traded market risk
Development of interest rate risks in the banking book
Interest rate risk on banking book positions is measured by estimating the impact resulting from a one basis point parallel increase in yield curves on the present value of interest rate-sensitive banking book positions. This is measured on the Group’s entire banking book. Interest rate risk sensitivities disclosed below are in line with our internal risk management view.
> Refer to credit-suisse.com/regulatorydisclosures for the Group’s publication “Pillar 3 and regulatory disclosures 4Q20 – Credit Suisse Group AG” which includes additional information on regulatory interest rate risk in the banking book in accordance with FINMA guidance.
As of December 31, 2020, the interest rate sensitivity of a one basis point parallel increase in yield curves was negative CHF 5.3 million, compared to negative CHF 4.0 million as of December 31, 2019. The change was mainly driven by our regular management of banking book and net interest income hedging activities, partially offset by the appreciation of the Swiss franc against the US dollar.
One basis point parallel increase in yield curves by currency – banking book positions
end of	CHF	USD	EUR	Other	Total
2020 (CHF million)
Impact on present value	(2.0)	(3.4)	0.2	(0.1)	(5.3)
2019 (CHF million)
Impact on present value	(1.8)	(2.1)	0.0	(0.1)	(4.0)
Interest rate risk on banking book positions is also assessed using other measures, including the potential value change resulting from a significant change in yield curves. The interest rate scenarios disclosed below have been aligned to the FINMA guidance for Pillar 3 disclosures. The table “Interest rate scenario results – banking book positions” shows the impact of the FINMA-defined interest rate scenarios on the net present value of our banking book positions excluding additional tier 1 capital instruments (as per Pillar 3 requirements) and including additional tier 1 capital instruments.
As of December 31, 2020, the most adverse economic impact from these scenarios (including additional tier 1 capital instruments) was a loss of CHF 655 million, compared to a loss of CHF 551 million as of December 31, 2019. The change was mainly driven by our regular management of banking book and net interest income hedging activities, partially offset by the appreciation of the Swiss franc against the US dollar.

Interest rate scenario results – banking book positions
end of	CHF	USD	EUR	Other	Total – Pillar 3 view	[1]	Total – Internal view	[2]
2020 (CHF million)
Parallel up	(317)	(1,735)	56	41	(1,955)		(655)
Parallel down	393	2,064	(16)	144	2,585		1,286
Steepener shock [3]	(248)	(177)	(12)	9	(428)		(227)
Flattener shock [4]	202	(206)	21	73	90		178
Rise in short-term interest rates	39	(931)	30	107	(755)		(149)
Fall in short-term interest rates	(48)	1,036	(30)	117	1,075		469
2019 (CHF million)
Parallel up	(332)	(1,308)	58	(47)	(1,629)		(551)
Parallel down	368	1,452	65	54	1,939		862
Steepener shock [3]	(182)	67	7	(21)	(129)		(43)
Flattener shock [4]	127	(386)	(11)	10	(260)		(107)
Rise in short-term interest rates	(17)	(917)	(11)	(8)	(953)		(380)
Fall in short-term interest rates	11	895	6	6	918		345
All scenarios are in line with FINMA guidance (FINMA circular 2019/2).
1 Excludes additional tier 1 capital instruments in accordance with Pillar 3 requirements.
2 Includes additional tier 1 capital instruments in accordance with the Group's risk management view.
3 Reflects a fall in short-term interest rates combined with a rise in long-term interest rates.
4 Reflects a rise in short-term interest rates combined with a fall in long-term interest rates.
Illiquid investments
The Group’s illiquid investment positions, which may not be strongly correlated with general equity markets, are measured using sensitivity analysis that estimates the potential change in value resulting from a 10% decline in the equity markets of developed nations and a 20% decline in the equity markets of emerging market nations. The estimated impact of this scenario would have been a decrease of CHF 271 million in the value of the illiquid investment portfolio as of December 31, 2020, compared to a decrease of CHF 262 million as of December 31, 2019.

Balance sheet and off-balance sheet
As of the end of 2020, total assets of CHF 805.8 billion increased 2% and total liabilities of CHF 762.9 billion increased 3% compared to the end of 2019, primarily reflecting higher operating activities, partially offset by a negative foreign exchange translation impact.
The majority of our transactions are recorded on our balance sheet. However, we also enter into transactions that give rise to both on and off-balance sheet exposure.
Balance sheet
Total assets were CHF 805.8 billion as of the end of 2020, an increase of CHF 18.5 billion, or 2%, compared to the end of 2019. Excluding the foreign exchange translation impact, total assets increased CHF 68.7 billion. Cash and due from banks increased CHF 37.2 billion, or 37%, mainly driven by higher cash positions at the ECB, the SNB and the Fed. Trading assets increased CHF 3.5 billion, or 2%, primarily reflecting an increase in derivative instruments, partially offset by the foreign exchange translation impact and decreases in debt and equity securities. Brokerage receivables were stable. Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions decreased CHF 27.9 billion, or 26%, primarily due to a decrease in reverse repurchase transactions from customers and banks, a decrease in cash collateral and the foreign exchange translation impact. Net loans decreased CHF 4.9 billion, or 2%, mainly due to the foreign exchange translation impact, lower loans collateralized by securities, lower loans to financial institutions and lower loans to governments and public institutions, partially offset by higher consumer mortgages and higher commercial and industrial loans. All other assets increased CHF 10.2 billion, or 11%, primarily including an increase of CHF 10.6 billion, or 26%, in securities received as collateral.
Balance sheet summary
	end of			% change
	2020	2019	2018	20 / 19	19 / 18
Assets (CHF million)
Cash and due from banks	139,112	101,879	100,047	37	2
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	79,133	106,997	117,095	(26)	(9)
Trading assets	157,338	153,797	133,635	2	15
Net loans	291,908	296,779	287,581	(2)	3
Brokerage receivables	35,941	35,648	38,907	1	(8)
All other assets	102,390	92,195	91,651	11	1
Total assets	805,822	787,295	768,916	2	2
Liabilities and equity (CHF million)
Due to banks	16,423	16,744	15,220	(2)	10
Customer deposits	390,921	383,783	363,925	2	5
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	23,851	27,533	24,623	(13)	12
Trading liabilities	45,871	38,186	42,169	20	(9)
Long-term debt	161,087	152,005	154,308	6	(1)
Brokerage payables	21,653	25,683	30,923	(16)	(17)
All other liabilities	103,075	99,647	93,729	3	6
Total liabilities	762,881	743,581	724,897	3	3
Total shareholders' equity	42,677	43,644	43,922	(2)	(1)
Noncontrolling interests	264	70	97	277	(28)
Total equity	42,941	43,714	44,019	(2)	(1)
Total liabilities and equity	805,822	787,295	768,916	2	2

Total liabilities were CHF 762.9 billion as of the end of 2020, an increase of CHF 19.3 billion, or 3%, compared to the end of 2019. Excluding the foreign exchange translation impact, total liabilities increased CHF 70.2 billion. Long-term debt increased CHF 9.1 billion, or 6%, primarily reflecting issuances of senior debt, partially offset by maturities of senior debt and the foreign exchange translation impact. Trading liabilities increased CHF 7.7 billion, or 20%, primarily reflecting increases in derivative instruments and short positions, partially offset by the foreign exchange translation impact. Customer deposits increased CHF 7.1 billion, or 2%, mainly due to an increase in demand and savings deposits, partially offset by decreases in certificates of deposits and time deposits and the foreign exchange translation impact. Brokerage payables decreased CHF 4.0 billion, or 16%, primarily due to the foreign exchange translation impact, a decrease in margin lending and lower futures balances. Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions decreased CHF 3.7 billion, or 13%, mainly reflecting the foreign exchange translation impact, decreases in federal funds purchased, repurchase transactions with banks and cash collateral, partially offset by an increase in repurchase transactions with customers. Due to banks decreased CHF 0.3 billion, or 2%, primarily reflecting the foreign exchange translation impact. All other liabilities increased CHF 3.4 billion, or 3%, primarily including an increase of CHF 10.6 billion, or 26%, in obligation to return securities received as collateral, partially offset by a decrease of CHF 7.5 billion, or 26%, in short-term borrowings.
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
> Refer to “Derivative instruments” in Risk management – Risk portfolio analysis – Credit risk and “Note 33 – Derivatives and hedging activities” and “Note 36 – Financial instruments” in VI – Consolidated financial statements – Credit Suisse Group for further information.
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
> Refer to “Note 34 – Guarantees and commitments” in VI – Consolidated financial statements – Credit Suisse Group for disclosure of our estimated maximum payment obligations under certain guarantees and related information.
Representations and warranties on residential mortgage loans sold
In connection with the Investment Bank division’s sale of US residential mortgage loans, we have provided certain representations and warranties relating to the loans sold. We have provided these representations and warranties relating to sales of loans to institutional investors, primarily banks, and non-agency, or private label, securitizations. The loans sold are primarily loans that we have purchased from other parties. The scope of representations and warranties, if any, depends on the transaction, but can include: ownership of the mortgage loans and legal capacity to sell the loans; loan-to-value ratios and other characteristics of the property, the borrower and the loan; validity of the liens securing the loans and absence of delinquent taxes or related liens; conformity to underwriting standards and completeness of documentation; and origination in compliance with law. If it is determined that representations and warranties were breached, we may be required to repurchase the related loans or indemnify the investors to make them whole for losses. Whether we will incur a loss in connection with repurchases and make whole payments depends on:

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
> Refer to “Representations and warranties on residential mortgage loans sold” in Note 34 – Guarantees and commitments in VI – Consolidated financial statements – Credit Suisse Group for further information.
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
> Refer to “Note 35 –Transfers of financial assets and variable interest entities” in VI – Consolidated financial statements – Credit Suisse Group for further information.
From time to time, we may issue subordinated and senior securities through SPEs that lend the proceeds to Group entities.
Contractual obligations and other commercial commitments
In connection with our operating activities, we enter into certain contractual obligations and commitments to fund certain assets. Our contractual obligations and commitments include short and long-term on-balance sheet obligations as well as future contractual interest payments and off-balance sheet obligations. Total obligations increased CHF 10.6 billion in 2020 to CHF 664.0 billion, primarily reflecting increases in long-term debt of CHF 9.1 billion to CHF 161.1 billion, in trading liabilities of CHF 7.7 billion to CHF 45.9 billion and in customer deposits of CHF 7.1 billion to CHF 390.9 billion. The increases were partially offset by decreases in short-term borrowings of CHF 7.5 billion to CHF 20.9 billion and in brokerage payables of CHF 4.0 billion to CHF 21.7 billion.
> Refer to “Note 24 – Leases”, “Note 26 – Long-term debt” and “Note 34 – Guarantees and commitments” in VI – Consolidated financial statements – Credit Suisse Group for further information.
Contractual obligations and other commercial commitments
	2020						2019
Payments due within	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total		Total
On- and off-balance sheet obligations (CHF million)
Due to banks	16,413	0	10	0	16,423		16,744
Customer deposits	389,406	923	49	543	390,921		383,783
Short-term borrowings	20,868	0	0	0	20,868		28,385
Long-term debt [1]	24,983	47,060	32,390	56,654	161,087	[2]	152,005	[2]
Contractual interest payments [3]	531	722	265	448	1,966	[4]	2,715
Trading liabilities	45,871	0	0	0	45,871		38,186
Brokerage payables	21,653	0	0	0	21,653		25,683
Operating lease obligations	385	687	527	1,642	3,241		3,811
Purchase obligations	905	714	253	71	1,943		2,053
Total obligations [5]	521,015	50,106	33,494	59,358	663,973		653,365
1
Refer to "Debt issuances and redemptions" in Liquidity and funding management – Funding management and "Note 26 – Long-term debt" in VI – Consolidated financial statements – Credit Suisse Group for further information on long-term debt.

2 Includes non-recourse liabilities from consolidated VIEs of CHF 1,746 million and CHF 1,671 million as of December 31, 2020 and 2019, respectively.
3
Includes interest payments on fixed rate long-term debt, fixed rate interest-bearing deposits (excluding demand deposits) and fixed rate short-term borrowings, which have not been effectively converted to variable rate on an individual instrument level through the use of swaps.

4
Due to the non-determinable nature of interest payments, the following notional amounts have been excluded from the table: variable rate long-term debt of CHF 73,525 million, variable rate short-term borrowings of CHF 17,775 million, variable rate interest-bearing deposits and demand deposits of CHF 172,269 million, fixed rate long-term debt and fixed rate interest-bearing deposits converted to variable rate on an individual instrument level through the use of swaps of CHF 81,184 million and CHF 3 million, respectively.

5
Excludes total accrued benefit liability for pension and other post-retirement benefit plans of CHF 401 million and CHF 446 million as of December 31, 2020 and 2019, respectively, recorded in other liabilities in the consolidated balance sheets, as the accrued liability does not represent expected liquidity needs. Refer to "Note 32 – Pension and other post-retirement benefits" in VI – Consolidated financial statements – Credit Suisse Group for further information on pension and other post-retirement benefits.

[this page intentionally left blank]

IV – Corporate Governance
Corporate Governance

Corporate Governance
2020 marked a year of change for the Group’s corporate governance with the announcement of a new Chairman, the transition to a new CEO and the implementation of several important organizational changes.
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
Corporate Governance developments
The key corporate governance developments for the Group in 2020 and in early 2021 included:
Board of Directors (Board)
■ The Board’s nomination of António Horta-Osório, Group Chief Executive of Lloyds Banking Group (until end April 2021), as the new Chairman of the Board for election at the 2021 Annual General Meeting (AGM) and successor to Urs Rohner, who will not stand for re-election at the AGM, after having reached the 12-year tenure limit;
■ Further nominations of Board member candidates Clare Brady, former director of internal audit at the International Monetary Fund and auditor general of the World Bank Group, and Blythe Masters, former CEO of the financial technology firm Digital Asset Holdings and long-time executive at JPMorgan Chase, for election as new Board members at the 2021 AGM;
■ Subject to shareholder approval at the 2021 AGM of Clare Brady and Blythe Masters, five of thirteen, or 38%, of Board members will be female;
■ The election of Board member Richard Meddings, a financial expert with over 30 years of experience in the financial services sector, at the 2020 AGM and his subsequent appointment as Chair of the Audit Committee, succeeding John Tiner, who will not stand for re-election at the 2021 AGM after having reached the 12-year tenure limit;
■ The appointment of Christian Gellerstad as Chair of the Conduct and Financial Crime Control Committee, succeeding Urs Rohner, who will remain a member of the committee until the 2021 AGM;
■ The announcement that Board and Audit Committee member Joaquin J. Ribeiro will not stand for re-election at the 2021 AGM, and the announcement last year that Board and Audit Committee member Alexander Gut would not stand for re-election at the 2020 AGM; and
■ The Board’s decision to establish a new Sustainability Advisory Committee, chaired by the current Board member and Board-appointed Sustainability Leader Iris Bohnet and consisting of members of the Board and Executive Board, as well as external advisors; the Sustainability Advisory Committee will provide guidance and expertise with respect to the firm-wide sustainability strategy and its execution.
Executive Board
■ The announcement in early 2020 of the Board’s appointments of Thomas Gottstein as the new CEO, succeeding Tidjane Thiam, and André Helfenstein as CEO of Swiss Universal Bank (both effective February 14, 2020);
■ A number of changes to the roles of existing Executive Board members in light of organizational changes described below, covering the appointments of Brian Chin as CEO of the Investment Bank, Lara Warner as Chief Risk and Compliance Officer (CRCO) and Lydie Hudson as CEO of Sustainability, Research & Investment Solutions (SRI), all with effect from August 1, 2020. As a consequence of the creation of a single Investment Bank division, David Miller, former CEO of the Investment Banking & Capital Markets division, stepped down from the Executive Board, also with effect from August 1, 2020; and
■ As of the date of this report, the Executive Board consists of three female and eight male members, or 27% and 73%, respectively, in line with the minimum 20% representation of each gender as stipulated by the respective provision in the new Swiss corporate law.
Organizational structure
■ Creation of a single, globally-integrated Investment Bank division through the combination of the former Global Markets, Investment Banking & Capital Markets and Asia Pacific – Markets businesses to achieve critical scale;
■ Combination of the former Risk Management and Compliance functions into a single, integrated CRCO function (Risk and Compliance), to further enhance the effectiveness and efficiency of the Group’s control environment amid stricter regulatory frameworks;
■ Launch of the new SRI function at the Executive Board level, underlying the sharpened focus on sustainability, and the establishment of a firm-wide Sustainability Leadership Committee comprising members of senior management and co-chaired by the CEO of SRI and the Chief Sustainability Officer (CSO); and
■ The merger of the business of Neue Aargauer Bank AG with that of Credit Suisse (Schweiz) AG, in the context of steps announced in August 2020 with regard to the positioning of the Group’s retail banking business in Switzerland and in order to create a uniform presence and single brand in the Canton of Aargau, Switzerland.

New Asset Management division
■ The decision of the Board on March 17, 2021, subsequent to the recent reports and announcements regarding the Credit Suisse Asset Management managed supply chain finance funds, to appoint Ulrich Körner as CEO of Asset Management and a member of the Group Executive Board, effective April 1, 2021. From that date, the Asset Management business will be separated from the International Wealth Management division and managed as a new separate division of the Group.
Annual General Meeting
■ Following a request by the Swiss Financial Market Supervisory Authority FINMA (FINMA) and in light of the economic challenges due to the COVID-19 pandemic, the Board revised its original proposal to shareholders in March 2020 regarding the appropriation of retained earnings and distribution of dividends and proposed a distribution of dividends in two equal tranches during 2020. The dividend proposals were subsequently approved by shareholders at the AGM on April 30, 2020 and at an Extraordinary General Meeting (EGM) on November 27, 2020;
■ Also due to the COVID-19 pandemic, and pursuant to the related Federal Council’s COVID-19 ordinance, the 2020 AGM and EGM were held without the personal attendance of shareholders. Shareholders were represented at the AGM and EGM exclusively by the independent proxy; and
■ The Board decided to hold the 2021 AGM without the personal attendance of shareholders, given the ongoing COVID-19 pandemic and related restrictions and to ensure the health and safety of shareholders and employees.
External auditor rotation
■ The election of PricewaterhouseCoopers AG (PwC) as the Group’s new statutory auditor at the 2020 AGM and the successful completion of the Group’s external auditor rotation from KPMG AG (KPMG) to PwC, effective for the fiscal year ending December 31, 2020.
Regulatory developments
We regularly monitor developments in corporate governance guidelines, regulations and best practice standards in all jurisdictions relevant to our business operations. On June 19, 2020, the Swiss Parliament adopted a number of substantial amendments to the Swiss corporate law set out under the Swiss Code of Obligations. The revisions include changes to executive compensation of listed companies, transferring the regulations of the Swiss Ordinance Against Excessive Compensation with respect to Listed Corporations (Compensation Ordinance) into the Code of Obligations, and provide for a more flexible process on shareholder meetings and the strengthening of shareholder rights. The new law further stipulates gender diversity guidelines at the board and executive board levels, which include “comply or explain” disclosure obligations for representation of each gender on the board of directors and executive board of listed companies of at least 30% and 20%, respectively. While the general effective date of the new law will be announced at a later point in time, the Swiss Federal Council resolved in September 2020 to make the “comply or explain” disclosure obligations on gender diversity effective as of January 1, 2021. Listed companies will have a transitional period of five years to comply with the “comply or explain” gender guidelines for the board of directors and ten years for the implementation at the level of the executive board. As of December 31, 2020, Credit Suisse complies with the gender requirements for our Executive Board and, subject to shareholder approval, expects to comply with the requirements for our Board following the 2021 AGM.
Governance of crisis management
The Group has a crisis management framework and robust governance processes in place to enable the effective management of crises. The crisis management framework includes the implementation of global and regional Crisis Assessment Teams (CAT) and Crisis Management Teams (CMT) consisting of representatives from senior management and specialist functions from across the firm. The Global CAT assesses the impact of a specific crisis event to the firm on a global level and provides recommendations for final decisions to the Global CMT, whose members include all members of the Executive Board. In the case of a specific crisis event, firm-wide business continuity management response measures are triggered and overseen by the Executive Board. At the Board level, oversight of business continuity management is within the responsibility of the Risk Committee. In any given crisis event, the Board may delegate certain responsibilities to a sub-committee of its members that is authorized to take actions that exceed the mandate of the Executive Board, in particular when decisions are needed in too short a time frame to convene the full Board. Such a crisis could include, for example, a sovereign crisis, large single name default, cyber or other operational incident and global macroeconomic or market event or public health crisis, such as the COVID-19 pandemic. Once the crisis management process is invoked, multiple response measures are triggered, including Group crisis specific risk reporting, if necessary, and other potential steps, such as notification of regulators.
In February 2020, in response to the COVID-19 pandemic in countries and regions in which the Group operates, the Executive Board invoked our crisis management process, which remains in place as of the date of this report, given that the COVID-19 pandemic has not yet subsided and that renewed lockdowns and other restrictions have occurred across different countries in the latter part of 2020 and early 2021. Invoking the crisis management process meant that various response measures were put in place, including travel restrictions, a quarantine protocol, guidelines for client meetings, employee gatherings and working from home, and certain changes to the daily operations of critical processes, in order to ensure continuity of our business operations and to protect the health and safety of our employees. The crisis management process and related measures were continuously monitored and adapted throughout 2020 and early 2021, in light of changing circumstances, with daily Executive Board calls held following the initial outbreak of the COVID-19 pandemic in the first part of 2020. Specific crisis reporting was also developed, with regular updates provided to regulators and the Board. The Board has remained actively involved in the ongoing monitoring of the Group’s response to market developments and operational challenges, including business continuity management and the effectiveness of the crisis mitigation measures put in place, and has engaged in regular dialogue with the Executive Board regarding these matters. In March 2020, the Board approved to establish the tactical crisis committee as a sub-committee of the Board, consisting of the Chairman of the Board (Chairman) and the Chairs of the Audit Committee and Risk Committee, for the purposes of enabling rapid decision making on time-sensitive matters regarding risk, capital and liquidity management within the Board’s authority, given the volatile market environment in particular during the first half of 2020. As markets stabilized in the second half of 2020, the Board decided that the tactical crisis committee was no longer needed in the context of the COVID-19 pandemic.
The tactical crisis committee was reactivated in March 2021 with the same members plus the Chair of the Conduct and Financial Crime Control Committee for the purposes of exercising close oversight and ensuring timely decision making with respect to the resolution of the issues in connection with the Credit Suisse Asset Management managed supply chain finance funds.
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
The Group is engaged in the banking business and is structured into four business divisions – Swiss Universal Bank; International Wealth Management; Asia Pacific; and the Investment Bank. The divisions are supported by corporate functions that provide infrastructure and services and have internal control responsibilities. The Group’s banking business is carried out through its legal entities, which are operational in various jurisdictions and subject to the governance rules and supervision of the regulators in those jurisdictions. The Group has identified certain major subsidiary companies, which, in aggregate, account for a significant proportion of the Group’s business operations.

These major subsidiaries, which are all subsidiaries of Credit Suisse AG, are: Credit Suisse (Schweiz) AG; Credit Suisse Holdings (USA) Inc.; Credit Suisse International; and Credit Suisse Securities (Europe) Ltd. Certain business activities of Credit Suisse Securities (Europe) Ltd. are in the process of being merged into Credit Suisse International, such that Credit Suisse Securities (Europe) Ltd. is expected to no longer be defined as a major subsidiary in the course of 2021. This is in line with our objective to streamline and optimize our legal entity structure in the context of the Group’s legal entity strategy. Corporate governance at these major subsidiaries is closely aligned with the Group’s corporate governance, and the major subsidiaries are subject to consolidated supervision at the level of the Group and the Bank.
As part of the Group’s preparations for the UK’s withdrawal from the EU, certain business operations have been transferred from subsidiaries of Credit Suisse in the UK to other subsidiaries in Germany, Credit Suisse (Deutschland) AG, and in Spain, Credit Suisse Securities, Sociedad de Valores, S.A., thus increasing the importance of these EU subsidiaries to the Group’s overall operations. The corporate governance at these EU subsidiaries has been adapted accordingly, including by strengthening the respective boards of directors through the appointment of new senior management representatives as board members. Following the UK withdrawal from the EU and in the context of an overarching global legal entity simplification program, the Group has furthermore developed a comprehensive EU entity strategy during 2020, which is in the process of implementation. In July 2020, as part of the EU entity strategy and with a focus on strengthening our market offering in the EU, an application for authorization as a credit institution was filed with the Bank of Spain to convert the existing broker-dealer entity, Credit Suisse Securities, Sociedad de Valores, S.A., into a fully licensed banking entity, Credit Suisse Bank (Europe) SA. The application is currently under consideration by the Bank of Spain and the European Central Bank, and subject to their authorization, the conversion is anticipated to take place by mid-year 2021. The new bank will be able to provide the full suite of investment banking business EU-wide, including capital markets advice, loan origination, arranging, underwriting, distribution and securities and derivatives sales, trading and execution services. The global legal entity simplification program is also defining a strategy to optimize the legal entity structure across other regions, including expediting the closure of redundant entities and an optimization of the legal entity structure of our asset management businesses within International Wealth Management. Over the medium term, the Group anticipates achieving a leaner global legal entity structure, which is aligned to the business strategy and requires maintaining fewer legal entities with the respective capital benefits for the parent entity, Credit Suisse AG.
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
The Group’s corporate governance policies and procedures, adopted by the Board, are defined in a series of documents, including the following, which are available on our website at credit-suisse.com/governance:
■ Articles of Association (AoA): define the purpose of the business, the capital structure and the basic organizational framework. The AoA of Credit Suisse Group AG (Group) are dated April 30, 2020, and the AoA of Credit Suisse AG (Bank) are dated September 4, 2014. The Group’s and the Bank’s AoAs are available on our website at credit-suisse.com/articles.
■ Code of Conduct: defines the Group’s purpose, cultural values and behaviors that members of the Board and all employees are required to follow, including adherence to all relevant laws, regulations and policies in order to maintain and strengthen our reputation for integrity, fair dealing and measured risk taking. The Credit Suisse Code of Conduct: Our Purpose and Values is available on our website at credit-suisse.com/code in four languages.
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

Credit Suisse Group AG and Credit Suisse AG are registered companies in Switzerland. The Group’s shares are listed on the SIX Swiss Exchange and – in the form of American Depositary Shares (ADS), as evidenced by American Depositary Receipts – on the New York Stock Exchange (NYSE). The business purpose of the Group, as set forth in Article 2 of its AoA, is to hold direct or indirect interests in all types of businesses in Switzerland and abroad, in particular in the areas of banking, finance, asset management and insurance. The business purpose of the Bank, as set forth in Article 2 of its AoA, is to operate as a bank, with all related banking, finance, consultancy, service and trading activities in Switzerland and abroad. The AoA of the Group and the Bank set forth their powers to establish new businesses, acquire a majority or minority interest in existing businesses and provide related financing as well as acquire, mortgage and sell real estate properties both in Switzerland and abroad.
> Refer to “II – Operating and financial review” for a detailed review of our operating results.
> Refer to “Note 41 – Significant subsidiaries and equity method investments” in VI – Consolidated financial statements – Credit Suisse Group for a list of significant subsidiaries and associated entities.
Purpose and values
At Credit Suisse, we believe that we have an important role to play in society and in supporting our communities. As a bank, we provide capital, manage and protect wealth, participate in markets and facilitate infrastructure development. This allows us to contribute to sustainable economic growth. In this context, we launched the Credit Suisse purpose statement in December 2020. The purpose statement was developed over the course of 2020 by a diverse team of senior talents, involved the participation of over 500 Credit Suisse employees and was approved by the Executive Board and the Board. In addition to the purpose statement, a full revision of the Group’s Code of Conduct was completed in 2020. The refreshed document “The Credit Suisse Code of Conduct: Our Purpose and Values” reflects the new purpose statement and emphasizes our six cultural values of inclusion, meritocracy, partnership, accountability, client focus and trust (“IMPACT”) and the underlying behaviors that we expect all of our employees and members of the Board to observe. The revised Code of Conduct continues to reinforce our commitment to complying with all applicable laws, regulations and policies in order to safeguard our reputation for integrity, fair dealing and measured risk-taking and includes clear guidelines for the escalation of concerns by employees, including concerns regarding the CEO, members of the Executive Board and senior financial officers. The purpose and values framework is shown in the illustration below.
> Refer to credit-suisse.com/code for our Code of Conduct.
Sustainability and Environmental Social and Governance (ESG) considerations
For Credit Suisse, sustainability is about creating sustainable value for clients, shareholders, employees and other stakeholders. We strive to comply with the cultural values set out in our Code of Conduct in every aspect of our work, including in our relationships with diverse stakeholders. We do so based on a broad understanding of our duties as a financial services provider and employer and as an integral part of the economy, society and the environment. With the establishment of the new SRI function at the Executive Board level in 2020, Credit Suisse has set out its ambition to become a leader in sustainability in the financial industry and drive a cohesive, firm-wide sustainability strategy, through which we aspire to meet the evolving needs and expectations of clients, investors, employees and society in general. For a number of years, we have published an annual Corporate Responsibility Report, reporting on topics that are relevant to our business and our stakeholders. For 2020, we have enhanced the scope of the reporting included in the former Corporate Responsibility Report and are publishing this for the first time as the Credit Suisse Sustainability Report (Sustainability Report). The Sustainability Report covers the majority of the content from the prior Corporate Responsibility Report in a refreshed format and structure and, in addition, includes new and enhanced disclosures, in particular our disclosure pursuant to the Sustainability Accounting Standards Board (SASB) Standards for the first time, as well as enhanced Task Force on Climate-related Financial Disclosures (TCFD) disclosures.
The Group’s Sustainability Report continues to reflect the Global Reporting Initiative Standards for sustainability reporting (Core option) while also providing information on the progress we have made in implementing the Ten Principles of the UN Global Compact as well as examples of how we can contribute to the realization of the UN Sustainable Development Goals. Our Sustainability Report 2020 is reported to the SIX Swiss Exchange in accordance with the opting-in regulation for companies issuing sustainability reports.

ESG-focused activities
During 2020, the Group undertook a wide range of activities that reflect its commitment to the sustainability approach described above and made a number of important achievements towards further embedding ESG considerations in many aspects of our business endeavors. In addition to the establishment of SRI at the Executive Board level, the key activities and achievements in 2020 are summarized in the table below.
Governance and thought leadership
■ Established a new Sustainability Advisory Committee at Board level to provide guidance and expertise with respect to the firm-wide sustainability strategy and its execution
■ Created a new firm-wide Sustainability Leadership Committee at management level with senior representatives from each division and control function to drive and execute the sustainability strategy
■ Hosted our eighth annual Conservation Finance Conference, bringing together leading influencers, conservation experts and financiers to discuss key topics for the next decade and unique opportunities for investors in the field of conservation
■ Joined networks and taskforces aimed at advancing sustainability efforts in the global economy and improving governance around sustainability issues; these included the Task Force on Nature-related Financial Disclosures and Climate Action 100+, as well as the International Corporate Governance Network
■ Continued to publish thought leadership reports on topics such as the Blue Economy and ocean-related investments or investments in alternative proteins as a path to conservation
Sustainable finance and investment solutions
■ Announced the goal of providing at least CHF 300 billion of sustainable financing over the next ten years and introduced further restrictions on the financing of thermal coal extraction, coal power generation, and oil & gas projects in the Arctic region in order to further align our business activities with the objectives of the Paris Agreement on climate change
■ Announced new sustainability ambitions in December 2020, including our commitment to develop science-based targets in 2021 and 2022, including our commitment to achieve net zero emissions from our operations, supply chain and financing activities no later than 2050, with intermediate emissions goals for 2030 aligning our financing with the Paris Agreement objective of limiting global warming to 1.5° C, and repositioning our portfolio to mobilize capital towards our clients’ transitions
■ Reviewed a selection of transactions and client relationships by our Sustainability Risk function for potential environmental and social risks and engaged with some of the clients involved in these transactions as part of the assessment process
■ Became a signatory to the Poseidon Principles, a global framework promoting the integration of climate considerations into lending decisions in ship finance
■ Announced in February 2021 a collaboration with BlackRock to develop sustainable private markets client solutions
COVID-19 pandemic relief
■ Contributed to the development and delivery of the bridging loan program for Swiss companies impacted by the COVID-19 pandemic and provided approximately CHF 3 billion in loans to over 16,700 Swiss SMEs in 2020
■ Launched our global donation matching campaign – encouraging employee donations to charities, including those working to alleviate the impact of the COVID-19 pandemic and to support those affected by inequality – benefiting approximately 1,400 charitable organizations
Corporate citizenship and Diversity & Inclusion
■ Continued volunteering efforts by Credit Suisse employees around the world to help charitable causes, leveraging their skills and expertise for the benefit of local communities – with volunteering assignments shifting to virtual settings where possible
■ Established the new Credit Suisse APAC Foundation to provide philanthropic support to organizations across the Asia Pacific (APAC) region with a focus on the bank’s main corporate citizenship topics of Financial Inclusion, Financial Education and Future Skills
■ Further strengthened our diversity and inclusion framework with the launch of several key initiatives including publicly announcing a US and UK target to double our Black Talent senior headcount and increase our overall Black Talent representation in those locations by 50% by 2024
■ Established the ambition to increase the proportion of women in the leadership pipeline and management within the bank and set the objective of increasing female representation to 42% of our overall workforce by 2024
■ Joined, as a founding member, the World Economic Forum’s (WEF) coalition to tackle racism in the workplace through the WEF’s “Partnering for Racial Justice in Business” initiative
The Group’s Sustainability Report and our Statement on Sustainability are available on our website at credit-suisse.com/sustainabilityreport.
Our approach to sustainability is broad and considers the products and services we provide within the context of our purpose and their impact on people and our planet, which we believe is essential for our long-term success. Our ambition is to fully integrate sustainability in how we work with clients and across our operations, including the launch of new, innovative ESG products, services and advisory capabilities for clients, as well as taking action with and aiding clients in industries impacted most by climate change with their transition plans.

Employee relations
As of December 31, 2020, we had 48,770 employees worldwide, of which 16,040 were in Switzerland and 32,730 were abroad. Our corporate titles include managing director, director, vice president, assistant vice president and non-officer staff. The majority of our employees do not belong to unions. We have not experienced any significant strikes, work stoppages or labor disputes in recent years. We consider our relations with our employees to be good.
> Refer to “Credit Suisse” in II – Operating and financial review for further information on our responsibility as an employer.
Shareholders
Capital structure
Our total issued share capital as of December 31, 2020 was CHF 97,909,909 divided into 2,447,747,720 shares, with a nominal value of CHF 0.04 per share. As a result of the share buyback program approved by the Board for 2019 and 2020, the Group repurchased 108,264,000 shares for a total of CHF 1,325,238,832, before the 2020 share buyback program was suspended in March 2020 due to the COVID-19 pandemic. At the AGM on April 30, 2020, shareholders approved a reduction of the share capital to CHF 97,909,909 by cancelling the 108,264,000 own registered shares, which were repurchased as part of the 2019 and 2020 share buyback programs. On October 29, 2020, the Group announced that the Board had approved a share buyback program for 2021 to purchase up to CHF 1.5 billion of Group shares and the expectation of a buyback of at least CHF 1.0 billion in 2021, subject to market and economic conditions. The 2021 share buyback program commenced on January 12, 2021.
> Refer to “Share purchases” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management for further information.
> Refer to “Note 15 – Share capital, conditional, conversion and authorized capital” in VII – Parent company financial statements – Credit Suisse Group and our AoA (Articles 26, 26c and 27) for information on changes to our capital structure during the year. Refer to credit-suisse.com/annualreporting for prior year annual reports.
Shareholder information
Shareholder base
We have a broad shareholder base, with the majority of shares owned directly or indirectly by institutional investors outside Switzerland. As of December 31, 2020, 101,560 shareholders were registered in our share register with 1,391,801,051 shares, representing 57% of the total shares issued. The remaining 43% of shares are not registered in our share register. As of December 31, 2020, 74,631,010 or 3.05%, of the issued shares were in the form of ADS. The information provided in the following tables reflects the distribution of Group shares as registered in our share register as of December 31, 2020.
Distribution of Group shares
end of	2020				2019
	Number of shareholders	%	Number of shares	%	Number of shareholders	%	Number of shares	%
Distribution of Group shares
Private investors	98,878	97	204,295,564	8	102,226	97	193,914,934	8
of which Switzerland	88,291	87	169,789,350	7	91,492	87	161,708,453	6
of which foreign	10,587	10	34,506,214	1	10,734	10	32,206,481	1
Institutional investors	2,682	3	1,187,505,487	49	2,816	3	1,197,045,392	47
of which Switzerland	2,288	2	277,697,525	11	2,444	2	275,856,250	11
of which foreign [1]	394	0	909,807,962	37	372	0	921,189,142	36
Shares registered in share register	101,560	100	1,391,801,051	57	105,042	100	1,390,960,326	54
of which Switzerland	90,579	89	447,486,875	18	93,936	89	437,564,703	17
of which Europe	9,199	9	541,030,285	22	9,398	9	578,893,120	23
of which US [1]	163	0	372,501,718	15	139	0	349,295,718	14
of which other	1,619	2	30,782,173	1	1,569	1	25,206,785	1
Shares not registered in share register	–	–	1,055,946,669	43	–	–	1,165,051,394	46
Total shares issued	–	–	2,447,747,720	100	–	–	2,556,011,720	100
1 Includes shares issued in the form of ADS.

Distribution of institutional investors in share register by industry
end of	2020				2019
	Number of shareholders	%	Number of shares	%	Number of shareholders	%	Number of shares	%
Institutional investors by industry
Banks	21	1	3,287,145	0	18	1	987,663	0
Insurance companies	79	3	32,750,238	3	77	3	16,219,642	1
Pension funds	326	12	53,767,056	5	388	14	57,414,038	5
Investment trusts	335	12	195,455,111	16	324	12	203,160,475	17
Other trusts	403	15	8,278,171	1	451	16	9,895,856	1
Governmental institutions	28	1	729,057	0	24	1	757,697	0
Other [1]	1,393	52	136,821,433	12	1,435	51	148,320,147	12
Direct entries	2,585	96	431,088,211	36	2,717	96	436,755,518	36
Fiduciary holdings	97	4	756,417,276	64	99	4	760,289,874	64
Total institutional investors	2,682	100	1,187,505,487	100	2,816	100	1,197,045,392	100
Rounding differences may occur.
1 Includes various other institutional investors for which a breakdown by industry type was not available.
Through the use of an external global market intelligence firm, we regularly gather additional information on the composition of our shareholder base, including information on shares that are not registered in our share register. According to this data, our shareholder base as of December 31, 2020 comprised 88% institutional investors, with around half of such investors located in North America. The distribution of Group shareholdings by investor type and region is shown as follows:
Shareholder engagement
The Group engages regularly with its shareholders and proxy advisors. The purpose of such engagements is to understand the perspectives of its shareholders, exchange views about the Group’s strategy, financial performance, corporate governance and compensation and other matters of importance to the Group or its shareholders. Shareholder engagement meetings may be attended by the Chairman, the Compensation Committee Chair, the CEO, CFO and other members of the Board or senior management. The responsibility for shareholder engagement is overseen by our Investor Relations department. The Group aims to ensure that all shareholders receive the relevant information they need to keep abreast of current Group developments and make informed decisions.
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
The Group also holds positions in its own shares, including shares acquired through the share buyback program described above, which are subject to the same disclosure requirements as significant external shareholders. These positions fluctuate and, in addition to the activity from our share buyback program, primarily reflect activities related to market making, facilitating client orders and satisfying the obligations under our employee compensation plans. Shares held by the Group have no voting rights. As of December 31, 2020, our holdings amounted to 1.99% purchase positions (1.67% registered shares and 0.32% share acquisition rights) and 4.62% sales positions (disposal rights), mainly related to the Group’s outstanding tier 1 capital instruments, which would be converted into Group ordinary shares upon the occurrence of certain specified triggering events. As a result of the share buyback program for 2020, the Group’s purchase positions in its own shares increased steadily during early 2020, before the 2020 share buyback program was suspended in March 2020 due to the COVID-19 pandemic. The 108,264,000 shares that were repurchased as part of the 2019 and 2020 share buyback programs were subsequently cancelled after shareholders approved a capital reduction through cancellation of shares that were repurchased under the share buyback programs in 2019 and 2020 at the 2020 AGM. The Group resumed share repurchases in January 2021 under the 2021 share buyback program, subject to market and economic conditions. The Group intends to propose a cancellation of the shares repurchased as part of the 2021 share buyback program at the 2022 AGM.
> Refer to “Issuances and redemptions” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management for further information.
Cross shareholdings
The Group has no cross shareholdings in excess of 5% of capital or voting rights with any other company.

Significant shareholders
	Group publication of notification		Number of shares (million)	Approximate shareholding %	[1]	Purchase rights %	[2]
December 31, 2020 or the most recent notification date
Qatar Investment Authority (registered entity – Qatar Holding LLC)	September 6, 2018		133.2	5.21		0.39	[3]
Norges Bank	February 15, 2018		127.4	4.98		–
The Olayan Group (registered entity – Competrol Establishment)	December 12, 2018		126.0	4.93		0.07	[4]
Dodge & Cox	September 19, 2020	[5]	122.2	4.99		–
BlackRock Inc.	March 16, 2021		100.5	4.11		0.93	[6]
Harris Associates L.P.	November 9, 2013	[7]	81.5	5.17		–
Silchester International Investors LLP	December 7, 2018		77.4	3.03		–
December 31, 2019 or the most recent notification date
Qatar Investment Authority (registered entity – Qatar Holding LLC)	September 6, 2018		133.2	5.21		0.39
Norges Bank	February 15, 2018		127.4	4.98		–
The Olayan Group (registered entity – Competrol Establishment)	December 12, 2018		126.0	4.93		0.07
BlackRock Inc.	September 2, 2017		86.9	4.17		–
Harris Associates L.P.	November 9, 2013		81.5	5.17		–
Dodge & Cox	December 28, 2018		78.2	3.06		–
Silchester International Investors LLP	December 7, 2018		77.4	3.03		–
December 31, 2018 or the most recent notification date
Qatar Investment Authority (registered entity – Qatar Holding LLC)	September 6, 2018		133.2	5.21		0.39
Norges Bank	February 15, 2018		127.4	4.98		–
The Olayan Group (registered entity – Competrol Establishment)	December 12, 2018		126.0	4.93		0.07
BlackRock Inc.	September 2, 2017		86.9	4.17		–
Harris Associates L.P.	November 9, 2013		81.5	5.17		–
Dodge & Cox	December 28, 2018		78.2	3.06		–
Silchester International Investors LLP	December 7, 2018		77.4	3.03		–
1
The approximate shareholding percentages were calculated in relation to the share capital at the time of the relevant disclosure notification. They therefore do not reflect changes in such percentages that would result from changes in the number of outstanding shares, following the date of the disclosure notification.

2 Purchase rights are calculated by deducting the total of all equity securities or equity related securities from total of all the purchase positions; differences due to rounding may occur.
3 The purchase rights relate to put options.
4 The purchase rights relate to put options and perpetual tier 1 contingent convertible capital notes.
5 This position includes the reportable position of Dodge & Cox International Stock Fund (3.09% shares), as published by SIX Swiss Exchange on February 5, 2019.
6 Total purchase positions disclosed were 5.04%.
7 This position includes the reportable position of Harris Associates Investment Trust (4.97% shares), as published by the SIX Swiss Exchange on August 1, 2018.
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
Say-on-Pay
In accordance with the Swiss Code of Best Practice for Corporate Governance, the Group will submit the compensation report (contained in the Compensation section of the 2020 Annual Report) for a consultative, non-binding vote by shareholders at the 2021 AGM. In accordance with the Compensation Ordinance, the Group will submit the following Board and Executive Board compensation recommendations for binding votes by shareholders at the 2021 AGM:
■ For the Board: a maximum amount of compensation for the Board for the period from the 2021 AGM to the 2022 AGM;
■ For the Executive Board: an aggregate amount of variable compensation comprising the variable short-term incentive (STI) compensation for Executive Board members for the 2020 financial year;
■ For the Executive Board: a maximum amount of fixed compensation for the Executive Board for the period from the 2021 AGM to the 2022 AGM; and
■ For the Executive Board: an aggregate amount of variable compensation comprising the variable long-term incentive (LTI) compensation for Executive Board members for the 2021 financial year (based on fair value at grant).
In line with our established practice, the Group will continue to submit the compensation report for a consultative vote by shareholders.
> Refer to “V – Compensation” for further information on the binding vote.

Discharge of the acts of the Board and the Executive Board
According to Swiss law, the AGM has the power to discharge the actions of the members of the Board and the Executive Board. The 2020 AGM granted discharge to the members of the Board and the Executive Board for the 2019 financial year.
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
Duty to make an offer
Swiss law provides that anyone who, directly or indirectly or acting in concert with third parties, acquires 33 1/ 3% or more of the voting rights of a listed Swiss company, whether or not such rights are exercisable, must make an offer to acquire all of the listed equity securities of such company, unless the AoA of the company provides otherwise. Our AoA does not include a contrary provision. This mandatory offer obligation may be waived under certain circumstances by the Swiss Takeover Board or FINMA. If no waiver is granted, the mandatory offer must be made pursuant to procedural rules set forth in the FMIA and implementing ordinances.
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
> Refer to “Contract lengths, termination and change in control provisions” in V – Compensation – Executive Board compensation for further information on the clauses on changes in control.
Borrowing and raising funds
Neither Swiss law nor our AoA restrict our power to borrow and raise funds in any way. The decision to borrow funds is passed by or under the direction of our Board, with no shareholders’ resolution required.
Liquidation
Under Swiss law and our AoA, the Group may be dissolved at any time by a shareholders’ resolution, which must be passed by:
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
Board composition and succession planning
The Governance and Nominations Committee regularly considers the composition of the Board as a whole and in light of staffing requirements for the committees. The Governance and Nominations Committee recruits and evaluates candidates for Board membership based on criteria as set forth by the OGR (Chapter II Board of Directors, Item 8.2.3). The Governance and Nominations Committee may also retain outside consultants with respect to the identification and recruitment of potential new Board members. In assessing candidates, the Governance and Nominations Committee considers the requisite skills and characteristics of Board members as well as the composition of the Board as a whole. Among other considerations, the Governance and Nominations Committee takes into account skills, management experience, independence and diversity in the context of the needs of the Board to fulfill its responsibilities. The Governance and Nominations Committee also considers other activities and commitments of an individual in order to be satisfied that a proposed member of the Board can devote enough time to a Board position at the Group.
> Refer to “Mandates” for further information.
Members of the Board of Directors
	Board member since	Independence	Governance and Nominations Committee	Audit Committee	Compensation Committee	Conduct and Financial Crime Control Committee	Risk Committee
Elected at 2020 AGM
Urs Rohner, Chairman [1,3]	2009	Independent	Chair	–	–	Member	–
Iris Bohnet [1,2]	2012	Independent	–	–	Member	–	–
Christian Gellerstad	2019	Independent	Member	–	Member	Chair	–
Andreas Gottschling	2017	Independent	Member	Member	–	–	Chair
Michael Klein	2018	Independent	–	–	Member	–	Member
Shan Li	2019	Independent	–	–	–	–	Member
Seraina Macia	2015	Independent	–	–	–	–	Member
Richard Meddings [3]	2020	Independent	Member	Chair	–	Member	Member
Kai S. Nargolwala [1]	2013	Independent	Member	–	Chair	Member	–
Ana Paula Pessoa [1]	2018	Independent	–	Member	–	Member	–
Joaquin J. Ribeiro	2016	Independent	–	Member	–	–	–
Severin Schwan, Vice-Chair and Lead Independent Director	2014	Independent	Member	–	–	–	Member
John Tiner	2009	Independent	–	Member	–	–	–
1 Member of the Innovation and Technology Committee.
2 Board Sustainability Leader and Chair of the new Sustainability Advisory Committee.
3 Member of the new Sustainability Advisory Committee.

The background, skills and experience of our Board members are diverse and broad and include holding or having held top management positions at financial services and other companies in Switzerland and abroad, as well as leading positions in government, academia and international organizations. The Board is composed of individuals with wide-ranging professional expertise in key areas including finance and financial management, risk management, audit, innovation and technology, legal, compliance and regulatory affairs, advertising, marketing and media, and human resources and incentive structures. Diversity of culture, experience and opinion are important aspects of Board composition, as well as gender diversity. While the ratio of female-to-male Board members may vary in any given year, the Board is committed to complying with the gender diversity guidelines as stipulated in the new Swiss corporate law. The collective experience and expertise of our Board members as of the end of 2020 across those key areas considered particularly relevant for the Group is illustrated in the following chart.
In areas where the Board’s collective experience and expertise may require strengthening, the Board may either decide to nominate a new Board member candidate with specialist expertise, engage outside experts or take other measures. For example, at the 2020 AGM, Richard Meddings was elected as a new Board member and subsequently appointed Audit Committee chair, succeeding former Audit Committee chair John Tiner, who is not standing for election at the 2021 AGM after having reached the 12-year tenure limit. Two further changes to the Audit Committee were also announced in 2020, which required the Board to identify new Board members capable of serving on the Audit Committee: former Board and Audit Committee member Alexander Gut announced that he would not stand for reelection at the 2020 AGM and current Board and Audit Committee Joaquin J. Ribeiro indicated that he would not stand for reelection at the 2021 AGM. Given this situation and in order to maintain an adequately staffed, strong and independent Audit Committee, the Board consequently nominated Clare Brady and Blythe Masters as new Board members, two recognized financial experts, both of whom the Board intends to appoint as Audit Committee members, subject to their election at the 2021 AGM.

To maintain a high degree of expertise, diversity and independence in the future, the Board has a succession planning process in place to identify potential candidates for the Board at an early stage. With this process, we are well prepared when Board members rotate off the Board. The objectives of the succession planning process are to ensure adequate representation of key Board competencies and a Board composition that is well suited to address future challenges, while maintaining the stability and professionalism of the Board. Potential candidates are evaluated according to criteria defined to assess the candidates’ expertise and experience, which include the following:
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
While the Board is continually engaged in considering potential candidates throughout the year, succession planning for the next year is typically kicked off at the Board’s annual strategy offsite, which is held mid-year. In addition to its discussions of the Group’s strategy, the Board holds a dedicated session on corporate governance, at which, among other topics, current Board composition and future needs are discussed, including the needs for suitable Board committee composition. Based on the outcome of these discussions, the interest and availability of certain candidates will be explored further. The Board’s discussions will continue at its annual self-assessment session, which usually takes place at year-end, and it will consider specific changes in Board composition to be proposed at the next AGM. The Board will generally approve candidates to be nominated as new Board members for election at the AGM at its February or March meetings, shortly before the publication of this report.
Chairman succession
At the AGM 2021, Urs Rohner will have served on the Board for the maximum standard term limit of 12 years and will therefore not stand for re-election at the 2021 AGM. In order to find a successor to Urs Rohner, the Board established a dedicated search committee early in 2020, consisting primarily of the members of the Governance and Nominations Committee. Following a structured and thorough search process with an international focus, the search committee reviewed numerous well-qualified candidates and ultimately recommended to the Board to propose António Horta-Osório as the new Chairman and successor to Urs Rohner for election at the 2021 AGM. António Horta-Osório is currently the Group Chief Executive of Lloyds Banking Group, the largest retail and commercial bank in the UK, until the end of April 2020. Mr. Horta-Osório is a recognized financial services industry leader and has had a long and successful career in international banking that spans over thirty years. In addition to his role with Lloyds Banking Group, António Horta-Osório currently serves as a non-executive director at Exor in the Netherlands, Fundação Champalimaud in Portugal, Sociedade Francisco Manuel dos Santos in Portugal, and Stichting/Enable INPAR in the Netherlands, as well as Chairman of the Board of Trustees of the Wallace Collection in London. Mr. Horta-Osório is a citizen of Portugal and the UK.
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
Meetings
In 2020, the Board held 19 meetings, the majority of which were held as video or telephone conferences in light of the travel and other restrictions on holding in-person meetings due to the COVID-19 pandemic. In addition, the Board held their annual two-day strategy session. The members of the Board are encouraged to attend all meetings of the Board and the committees on which they serve.

Meeting attendance – Board and Board committees
	Board of Directors	[1]	Governance and Nominations Committee	[2]	Audit Committee	[3]	Compensation Committee	[4]	Conduct and Financial Crime Control Committee	[5]	Risk Committee	[6]
in 2020
Total number of meetings held	20		19		18		11		6		9
of which in-person meetings	4		0		1		1		1		1
of which video or telephone conference meetings	16		19		17		10		5		8
Meeting attendance, in %	98		96		100		98		100		95
Number of members who missed no meetings	11		5		6		3		5		5
Number of members who missed one meeting	1		0		0		1		0		2
Number of members who missed two or more meetings	1		2		0		0		0		0
Approximate meeting duration, in hours [7]	8.0–9.0		1.0–2.0		5.0–6.0		2.0–3.0		2.0–3.0		5.0–6.0
Meeting attendance is shown for the calendar year 2020, which spans two Board periods.
1 The Board consisted of 13 members at the beginning and the end of the year, with 1 member joining the Board (Robert Meddings) and 1 member leaving the Board (Alexander Gut).
2
The Governance and Nominations Committee consisted of 5 members at the beginning of the year and 6 at the end of the year, with 2 members joining the committee (Christian Gellerstad, Richard Meddings) and 1 member leaving the committee (John Tiner).

3 The Audit Committee consisted of 5 members at the beginning and the end of the year, with 1 member joining the committee (Richard Meddings) and 1 member leaving the committee (Alexander Gut).
4 The Compensation Committee consisted of the same 4 members at the beginning and at the end of the year.
5
The Conduct and Financial Crime Control Committee consisted of 5 members at the beginning and the end of the year, with 1 member joining the committee (Richard Meddings) and 1 member leaving the committee (John Tiner).

6
The Risk Committee consisted of 6 members at the beginning and the end of the year, with 1 member joining the committee (Richard Meddings) and 1 member leaving the committee (John Tiner). Two of the nine meetings were non-mandatory workshops and not counted for attendance.

7
The approximate meeting duration in hours refers only to those meetings, which were originally scheduled as in-person meetings, but due to the COVID-19 pandemic, had to be converted to video conference meetings (e.g. meetings held in April, June, August, October and December of 2020). This excluded the Governance and Nominations Committee, which held the majority of its meetings per telephone conference. The meetings of the Compensation Committee were on average 2–3 hours, with the exception of the meeting at the beginning of the year for the purposes of proposing variable compensation for the Group and the Executive Board; the approximate duration of this meeting was 4–5 hours.

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
From time to time, the Board may make certain decisions via circular resolution, unless a member asks that the matter be discussed in a meeting and not decided upon by way of written consent. During 2020, the Board resolved on four matters via circular resolution. As of the date of the publication of this report, in 2021, the Board has held six meetings via video or telephone conference and resolved on two matters via circular resolution.
Meeting attendance – individual Board members
Attendance (%)	< 75	75–84	85–94	95–100
Board member
Urs Rohner, Chairman				■
Iris Bohnet				■
Christian Gellerstad				■
Andreas Gottschling				■
Michael Klein			■
Shan Li				■
Seraina Macia				■
Richard Meddings [1]				■
Kai S. Nargolwala				■
Ana Paula Pessoa				■
Joaquin J. Ribeiro				■
Severin Schwan			■
John Tiner				■
Includes Board and Committee meeting attendance.
1 Board member as of the 2020 AGM.

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
Independence determination
As of December 31, 2020, all members of the Board were determined by the Board to be independent.
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
■ chairs the Board, the Governance and Nominations Committee and the Shareholder Meetings;
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
■ takes a leading role among the Board members, particularly when issues between a non-independent Chairman and the independent Board members arise (for example, when a non-independent Chairman has a conflict of interest);
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
■ is provided by management, with regular updates on key issues and significant events, as deemed appropriate or requested;
■ has access to all information concerning the Group in order to appropriately discharge its responsibilities;
■ reviews and approves significant changes to our structure and organization;
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
Governance of Group subsidiaries
The Board assumes oversight responsibility for establishing appropriate governance for Group subsidiaries. The governance of the Group is based on the principles of an integrated oversight and management structure with global scope, which enables management of the Group as one economic unit. The Group sets corporate governance standards to ensure the efficient and harmonized steering of the Group. In accordance with the OGR (Chapter II Board of Directors, Item 5.1.12), the Board appoints or dismisses the chairperson and the members of the board of directors of the major subsidiaries of the Group and approves their compensation. A policy naming the subsidiaries in scope and providing guidelines for the nomination and compensation process is periodically reviewed by the Board. The governance of the major subsidiaries, subject to compliance with all applicable local laws and regulations, should be consistent with the corporate governance principles of the Group, as reflected in the OGR and other corporate governance documents. In order to facilitate consistency and alignment of Group and subsidiary governance, it is the Group’s policy for the Board to appoint at least one Group director to each of the boards of its major subsidiaries. Directors and officers of the Group and its major subsidiaries are committed to ensuring transparency and collaboration throughout the Group

.
Board evaluation
The Board conducts a self-assessment once a year, where it reviews its own performance against the responsibilities listed in its charter and the Board’s objectives and determines future objectives, including any special focus objectives for the coming year. The performance assessment of the Chairman is led by the Vice-Chairman; the Chairman does not participate in the discussion of his own performance. As part of the self-assessment, the Board evaluates its effectiveness with respect to a number of different aspects, including board structure and composition, communication and reporting, agenda setting and continuous improvement. From time to time, the Board may also mandate an external advisor to facilitate the evaluation process. In 2020, the Board mandated an external firm, Boardroom Review Ltd., to perform a board effectiveness evaluation. Similar to the previous evaluation concluded in 2017, the 2020 effectiveness evaluation included a comprehensive review of Board processes and documentation, interviews by the external assessor with the Chairman, the individual Board members, the CEO and certain other Executive Board members, and the participation of the external assessor as an observer in Board and Board committee meetings. The results from the external board effectiveness evaluation were presented and discussed at a Board meeting in early 2021 and addressed the Board’s leadership and contribution and the work of the Board. Specific topics reviewed included the Board’s culture and current and future composition, priorities for the new Chairman of the Board, the Board’s shared strategic perspective, developing a longer-term agenda, visibility and understanding of the rapidly changing global landscape of the financial services industry and the ESG agenda. The Board is targeting performing an external board effectiveness evaluation every three years.
Board changes
At the 2020 AGM, Richard Meddings was elected as a new member of the Board and appointed by the Board as Chair of the Audit Committee and Board and Audit Committee member Alexander Gut did not stand for reelection. At the 2021 AGM on April 30, 2021, the Board proposes António Horta-Osório, Clare Brady and Blythe Masters for election as new non-executive Board members and António Horta-Osório for election as the new Chairman of the Board. The Board furthermore proposes Blythe Masters as a new Compensation Committee member and intends to appoint both Clare Brady and Blythe Masters to the Audit Committee, subject to their election at the AGM. Clare Brady is the former director of internal audit at the International Monetary Fund and vice president and auditor general of the World Bank Group. She is currently a member of the Audit and Risk Commission of the International Federation of Red Cross and Red Crescent Societies, Switzerland, as well as a non-executive member of the board of Fidelity Asian Values, PLC in the UK. Her long experience in audit, compliance and risk management at various banks and international financial institutions will be an asset to the Board and her extensive expertise in the area of internal audit will be of particular benefit to the Audit Committee. Blythe Masters is a former executive at JPMorgan Chase, where she held various key roles over 27 years, including Chief Financial Officer of the Investment Bank, and Head of Global Commodities, before joining Digital Asset Holdings, an enterprise blockchain company, where she was CEO until 2018. She is currently an industry partner at Motive Partners, where she also serves as CEO and board member of Motive Capital Corporation. Motive Capital Corporation is a special purpose acquisition company (SPAC), a non-operating entity with the purpose of acquiring an existing, operational business. Once the acquisition has been completed, Blythe Masters will not serve as the CEO of the acquired business. She holds several other board memberships, including board and audit committee chair at Phunware, an enterprise mobile platform, board member and audit committee chair at GCM Grosvenor and board member at A.P. Møller-Maersk. Her experience as a financial services and technology executive, in particular, her expertise in corporate and investment banking and her more recent experience within innovative financial technologies, will strengthen the Board’s expertise in the areas of innovation and technology, as well as complement the Board’s collective financial services industry experience. Of the current Board members, Urs Rohner, Joaquin Ribeiro and John Tiner will not stand for re-election at the AGM. The Board proposes that all other current members of the Board be re-elected to the Board and proposes Iris Bohnet, Christian Gellerstad, Michael Klein, Blythe Masters and Kai S. Nargolwala as members of the Compensation Committee. Subject to their election at the AGM, the Board has determined António Horta-Osório, Clare Brady and Blythe Masters to be independent Board members, according to the Group’s independence standards.

Board activities
During 2020 and early 2021, the Board focused on a number of key areas, including but not limited to the activities described below. Specifically, the Board:
Strategy and organization
■ oversaw the strategic initiatives to create a globally integrated Investment Bank, unify our Risk and Compliance functions, establish the SRI function, and merge the former Neue Aargauer Bank into Swiss Universal Bank
■ held the annual two-day strategy workshop in a virtual format with the Executive Board
■ conducted an in-depth review of the Group’s strategy and growth ambition for onshore China
■ assessed opportunities to expand and strengthen our offerings in the area of private markets
■ reviewed the Group’s global legal entity strategy with focus on the design and delivery of the set-up for our banking operations in the EU after the UK’s withdrawal
Board and Executive Board succession
■ nominated António Horta-Osório as the new Chairman for election at the 2021 AGM and successor to Urs Rohner
■ nominated Clare Brady and Blythe Masters as new Board members for election at the 2021 AGM
■ appointed Richard Meddings and Christian Gellerstad as new Chairs of the Audit and Conduct and Financial Crime Control Committees respectively, effective as of the 2020 AGM
■ appointed Thomas Gottstein as CEO in February 2020, following the resignation of former CEO Tidjane Thiam, and appointed André Helfenstein as CEO of Swiss Universal Bank
COVID-19 pandemic response
■ closely supervised the firm-wide business continuity management and crisis response measures put in place by the Executive Board due to the outbreak of the COVID-19 pandemic in early 2020
■ established a tactical crisis committee as a sub-committee of the Board for the purpose of taking decisions on time-sensitive matters of risk, capital and liquidity management that arose in the context of the COVID-19 pandemic
■ reviewed with management mid-year the key lessons learned from dealing with the crisis and proposals for enhancing certain areas
■ received frequent status reports between meetings on the impact of the COVID-19 pandemic on our business
Financial management and capital distribution
■ reviewed and approved the Group’s financial and capital plans for 2021 and our medium-term financial ambitions as communicated at the Investor Update on December 15, 2020
■ approved the 2021 share buyback program and reaffirmed the Group’s capital distribution policy
■ received regular financial updates from the CFO on the Group’s financial performance and key ratios
Risk and Compliance
■ reviewed and approved the Group’s strategic risk objectives and risk appetite for 2021
■ monitored the execution of the integration of the risk and compliance functions to form a single Risk and Compliance function
■ provided the annual attestation of the Internal Control System effectiveness, following a joint review by the Audit and Risk Committees
■ authorized the tactical crisis sub-committee of the Board to closely oversee the resolution of issues in connection with Credit Suisse supply chain finance funds
Conduct and culture
■ endorsed the new Credit Suisse Purpose Statement and cultural values “IMPACT” as announced in December 2020
■ reviewed and approved a substantial update to the Group’s Code of Conduct, published in early 2021
■ held dedicated session on diversity, equity and inclusion as part of the annual strategy workshop and endorsed Group commitments in this area
■ received regular updates on conduct, ethics and key culture initiatives at every regular Board meeting, including the results of the global employee survey and impact of COVID-19 on key conduct risks
Sustainability
■ provided guidance on the design and monitored the implementation of the new SRI function
■ appointed Iris Bohnet as Board Sustainability Leader and approved the establishment of a new Board level Sustainability Advisory Committee to include Board members, Executive Board members and external advisors
■ reviewed divisional plans to expand ESG offerings and increase Group-wide ESG collaboration
Technology, digitalization and cybersecurity
■ reviewed plans to upgrade technology platforms and continue to invest in and deploy digital solutions across key businesses
■ received status reports from management on the development of technology and cyber risk as part of the regular COVID-19 pandemic reporting
■ maintained Board-level focus on innovation and technology through the Board’s advisory Innovation and Technology Committee
Group governance and Board effectiveness
■ held the annual board leadership event with Group and major subsidiary board members; a key focus topic was the changing regulatory priorities and supervisory intensity in light of the COVID-19 crisis
■ had an external board effectiveness review conducted in 2020 by a professional assessor, in line with the Board’s objective to conduct external assessments every three years

Board committees
The Board has five standing committees: the Governance and Nominations Committee, the Audit Committee, the Compensation Committee, the Conduct and Financial Crime Control Committee and the Risk Committee. In addition, the Board has two advisory committees, the Innovation and Technology Committee and the new Sustainability Advisory Committee. Except for the Compensation Committee members, who are elected by the shareholders on an annual basis, the committee members are appointed by the Board for a term of one year.
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
In light of the COVID-19 pandemic, the Board furthermore established a sub-committee of the Board in 2020, the tactical crisis committee, consisting of the Chairman and the Chairs of the Audit and Risk Committees, for the purpose of taking decisions on behalf of the full Board on time-sensitive matters of risk, capital and liquidity management within the Board’s authority. The tactical crisis committee was reactivated in 2021 with the same members plus the Chair of the Conduct and Financial Crime Control Committee for the purposes of exercising close oversight and timely decision making with respect to the issues that arose in connection with Credit Suisse supply chain finance funds.
Given the Group’s ambition to becoming a leader in sustainability in the financial industry and the establishment of SRI in 2020, the Board also decided to form the new Sustainability Advisory Committee in order to provide guidance and expertise with respect to the firm-wide ESG strategy and its execution.
Governance and Nominations Committee
The Governance and Nominations Committee consists of the Chairman, the Vice-Chair and the Chairs of the committees of the Board and other members appointed by the Board. It may include non-independent Board members; however, the majority of members must qualify as independent. Our Governance and Nominations Committee currently consists of six members. All of our Governance and Nominations Committee members are independent.
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

Governance and Nominations Committee activities
During 2020 and early 2021, the Governance and Nominations Committee focused on a number of key areas, including but not limited to the activities described below. Specifically, the Governance and Nominations Committee:
Chairman succession
■ established a dedicated search committee to identify a suitable successor to Urs Rohner as Chairman of the Board, who is not standing for re-election at the 2021 AGM after having served on the Board for the maximum tenure of 12 years
■ conducted interviews with and assessed the qualifications of different candidates, based on key requirements regarding expertise, experience and personal characteristics
■ recommended to the Board the nomination of António Horta-Osório, Group Chief Executive of Lloyds Banking Group and a highly recognized and well-respected leader in the financial services industry, for election at the 2021 AGM as the next Chairman of the Board
■ supported the Chairman’s transition process during the first quarter of 2021 and up to the 2021 AGM
Board and Executive Board succession
■ led the assessment and selection of Clare Brady and Blythe Masters, the new Board member candidates proposed for election at the AGM on April 30, 2021
■ reviewed and endorsed board succession proposals for our major subsidiary boards, including the appointment of former Credit Suisse executive Christoph Brunner as a non-executive director and audit committee chair of Credit Suisse (Schweiz) AG, succeeding Alexander Gut in this role, and the appointment of Morris Applewhite as an additional non-executive director at Credit Suisse Holdings (USA), Inc.
■ recommended the appointment of Thomas Gottstein as CEO and successor to Tidjane Thiam, who resigned in February 2020, as well as the appointment of André Helfenstein as CEO of Swiss Universal Bank
■ advised on the Executive Board role changes in connection with the organizational changes announced in July 2020 and recommended the appointments of Brian Chin as CEO of the Investment Bank, Lara Warner as CRCO and Lydie Hudson as CEO of SRI
■ advised the CEO on other senior hires in 2020, including a new Global Head of Corporate Communications and deputy Global Head of Human Resources
Advice and guidance
■ provided advice and guidance to the CEO and the Executive Board with respect to the COVID-19 pandemic management, in particular during the first months of 2020
■ supported the Chairman in planning for the Board’s annual strategy workshop in 2020, which was focused on defining the Group’s future strategic priorities and the longer term implications of the COVID-19 pandemic for the financial services industry and society at large
■ provided guidance for the annual performance assessments of the Chairman and the CEO
Corporate governance
■ reviewed and endorsed an enhanced governance approach for the APAC division, including closer involvement in the oversight of APAC’s strategy by select Board members and the establishment of a dedicated APAC China committee, chaired by Shan Li, to oversee the execution of the APAC division’s strategic plans in China
■ advised on and supported the creation of the new Sustainability Advisory Committee at Board level
■ prepared the annual independence assessment of the Board members and recommended its approval by the Board
■ continued to monitor developments and engage with FINMA on the enforcement proceedings opened by FINMA in September of 2020 in the context of the “observation activities” that occurred in 2019
Audit Committee
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
Furthermore, the US Securities and Exchange Commission (SEC) requires disclosure about whether a member of the Audit Committee is an audit committee financial expert within the meaning of the Sarbanes-Oxley Act of 2002. The Board has determined that Richard Meddings is an audit committee financial expert.
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
■ monitors the adequacy of the management of non-financial risks jointly with the Risk Committee, including the assessment of the effectiveness of internal controls that go beyond the area of financial reporting;
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
Audit Committee activities
During 2020 and early 2021, the Audit Committee focused on a number of key areas, including but not limited to the activities described below. Specifically, the Audit Committee:
Quarterly and annual financial reporting
■ performed its regular review of the quarterly and annual financial results and related accounting, reporting and internal control and disclosure matters, as well as matters of significant judgment
■ held specific reviews on certain accounting and reporting matters of particular relevance in 2020 and early 2021, such as the Group’s restructuring and the related goodwill assessment, the reporting and disclosure following the new organizational structure and the respective restatement of prior periods, the impairment to the valuation of the Group’s non-controlling interest in York Capital Management and, as announced on January 8, 2021, the increase of litigation provisions mainly in connection with mortgage-related matters
■ held regular reviews of the Bank parent company financial statements, with a particular focus on capital, the financial performance and legal entity governance, including the review of capital distribution and the net funding position
■ assumed, jointly with the Risk Committee, oversight on the newly implemented US GAAP accounting standard for current expected credit losses (CECL), which became effective on January 1, 2020. Due to the COVID-19 pandemic and the related market volatility, heightened oversight was required, with a particular focus on the quarterly credit provisioning, as well as the related governance and quality assurance processes
■ held various educational sessions (some jointly with the Risk Committee) on selected topics, such as the Fundamental Review of Trading Book (FRTB), structured notes, securitized products, pension risk and hedging
Internal and external audit
■ received regular updates from the Head of Internal Audit on key audit findings and held a dedicated workshop with the Internal Audit senior leadership team about their risk assessments for the organization, emerging risk and control themes, and audit planning and methodology, as well as on organizational matters of the Internal Audit function, such as talent and succession planning
■ closely monitored the transition from KPMG to PwC and provided guidance to PwC in their first year as the Group’s new external auditor, including holding various private sessions and frequent dialogue with the senior audit partners
Legal, regulatory compliance and conduct matters
■ received updates from the General Counsel at every meeting on significant litigation, regulatory enforcement and tax matters, as well as regular reports on key regulatory developments and interactions with our main regulators
■ maintained a focus on compliance topics through briefings at every regular meeting by the Deputy Chief Compliance Officer on key compliance risks and associated internal controls as well as through the quarterly Compliance Risk Report
■ reviewed the Group’s whistleblowing processes and governance, as well as select cases and their resolution
■ received, jointly with the Conduct and Financial Crime Control Committee, updates on significant matters related to compliance and conduct, with a particular focus on the oversight of key programs enhancing the Group’s financial crime compliance framework to meet US and Swiss regulatory expectations
■ reviewed, jointly with the Risk Committee, the annual assessment of the effectiveness of the internal control system and recommended approval by the Board of the adequacy of the internal control system, according to the requirements of FINMA
Infrastructure and key change programs
■ conducted in-depth reviews of the payments processes and systems landscape, including the application simplification program, the application of robotics, as well as the governance framework and checks and balances
■ held a comprehensive session on IT system architecture, focusing on the complexity of the IT environment, the associated risk profile, end-of-life management, architecture simplification and platform strategy, and the maintenance of the overall stability and security levels of the IT environment
■ received updates on the Group’s global legal entity strategy and strategy to optimize the legal entity structure following agreed design principles, the global booking model, and both global and local legal and regulatory requirements
■ reviewed, jointly with the Risk Committee, the Group’s key change programs, the Group’s data management framework and the related regulatory interactions and feedback, as well as the Group’s third-party risk management framework, including an overview of external third-party relationships, the respective risk profile and regulatory requirements and the related risk assessment processes

Internal Audit
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
The Audit Committee annually assesses the performance and effectiveness of the Internal Audit function. For 2020, the Audit Committee concluded that the Internal Audit function was effective and independent, with the appropriate resources to deliver against the Internal Audit Charter.
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

Compensation Committee activities
During 2020 and early 2021, the Compensation Committee focused on a number of key areas, including but not limited to the activities described below. Specifically, the Compensation Committee:
Executive Board and Board compensation
■ reviewed and recommended approval by the Board for the Executive Board variable compensation for 2020, including an assessment of the non-financial performance of the CEO and individual Executive Board members according to the pre-defined non-financial categories of strategy/client focus, risk and compliance, conduct and ethics, and people
■ conducted a comprehensive review and partial redesign of the Executive Board compensation structure for 2021, following the CEO change in the first quarter of 2020, including holding two dedicated workshops with senior management and the independent compensation advisor, and approved several changes with respect to the STI and LTI award plans
■ reviewed and recommended the performance metrics and targets for the 2021 STI and LTI awards, reflecting the Group’s strategy and financial goals for 2021, as well as non-financial metrics
■ reviewed and recommended approval by the Board of the compensation arrangements for the incoming and outgoing Executive Board members during 2020, including for the Group CEO
■ reviewed and recommended approval by the Board of the compensation arrangements for the designated Chairman
Shareholder engagement and Say-on-Pay
■ continued to engage extensively with shareholders and proxy advisors on compensation, including holding numerous meetings with shareholders involving the Compensation Committee Chair, the Global Head of Human Resources and, in part, the Chairman; feedback and key issues resulting from these meetings were addressed regularly by the full committee
■ acknowledged the solid shareholder support of 85% or above for the binding compensation proposals for the Board and the Executive Board at the 2020 AGM and 79% for the non-binding proposal on the Compensation Report and reviewed and discussed investor comments and proxy advisor analysis and recommendations in the lead up to the Say-on-Pay votes at the AGM
Group compensation
■ assessed the Group’s performance and determined the variable compensation pools for 2020, taking into account the Group’s financial performance, in terms of both the reported and underlying financial results for 2020, input from the Group’s risk and control functions, including the Conduct and Ethics boards, as well as the economic environment in light of the COVID-19 pandemic
■ conducted the annual review of the Group’s compensation framework and determined that it remains fit for purpose and aligned with our compensation objectives overall
■ reviewed the proposed variable compensation amounts for specific groups of employees, in line with regulatory guidance and the Group’s Compensation Policy, including any disciplinary issues and points of positive recognition
■ conducted the annual review of the disciplinary process, including the number and type of disciplinary cases and their impact on compensation, and constructively challenged management on the rationale for select cases
■ approved the application of malus for certain employees upon the recommendation of the Group Conduct and Ethics Board
■ reviewed and approved the 2021 edition of the Group’s Compensation Policy and Implementation Standards and continued to focus on ensuring comprehensive and transparent disclosure in the Group’s compensation report
■ reviewed equal pay and gender pay practices at Credit Suisse
Regulatory and industry developments
■ received and assessed periodic reports on industry and regulatory developments, including executive pay trends, competitor practices, key corporate governance developments and regulatory themes with implications for compensation
■ closely monitored compensation-related impacts of the COVID-19 pandemic, including peer company actions with respect to executive compensation and the wider workforce, and endorsed the Group’s employee charitable donation program, including the donation commitments of the Executive Board members and the Chairman
Conduct and Financial Crime Control Committee
The Conduct and Financial Crime Control Committee reflects the Group’s priority to rigorously address financial crime risk and ensure that the highest standards of conduct and vigilance are maintained throughout the Group. The Conduct and Financial Crime Control Committee consists of at least three members. It may include non-independent members; however, the majority of members must qualify as independent. The Audit Committee Chair is generally appointed as one of the members of the Conduct and Financial Crime Control Committee. The Conduct and Financial Crime Control Committee currently consists of five members, all of whom are independent.
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
Conduct and Financial Crime Control Committee activities
During 2020 and early 2021, the Conduct and Financial Crime Control Committee focused on a number of key areas, including but not limited to the activities described below. Specifically, the Conduct and Financial Crime Control Committee:
Financial Crime Compliance effectiveness
■ comprehensively reviewed the Group’s global Financial Crime Compliance program, covering all key components necessary to effectively manage financial crime risk through the client lifecycle
■ received regular updates from management at every meeting on financial crime compliance developments and key metrics, including metrics focused on anti-money laundering, sanctions and anti-bribery and corruption compliance
■ conducted focused sessions on specific financial crime compliance processes, including client tax compliance and sanctions compliance, also in view of developments related to Hong Kong and China
■ received updates at least quarterly from Internal Audit on financial crime compliance related findings in Internal Audit reports and reviewed the results of the anti-money laundering regulatory audits with KPMG in early 2020 as part of the 2019 regulatory audit
Regulatory driven enhancement programs
■ continued to receive regular progress reports in connection with the FINMA enforcement decrees from September 2018, which mandated further improvements in anti-money laundering processes, and the findings from a special independent audit
■ reviewed the implications of the enforcement action of the Federal Reserve Bank of New York (FRBNY) and the New York Department of Financial Services issued in November 2020 regarding ongoing efforts to enhance financial crime compliance in our US operations, together with senior management from the Investment Bank division and Credit Suisse Holdings (USA), Inc.
■ reviewed progress on a comprehensive program in APAC focused on upgrading client lifecycle processes in Wealth Management
■ engaged in dialogue with senior representatives of FINMA and the FRBNY on significant matters of financial crime compliance at Credit Suisse
Conduct and investigations
■ conducted dedicated review sessions on material conduct matters, which occurred during the year, and discussed lessons learned and the respective action plans together with the responsible senior management
■ received regular reports at every meeting on the status and findings of global investigations into financial crime compliance matters, as well as an overview of conduct related investigations
Financial Crime Compliance governance
■ assessed the financial crime compliance organizational and governance changes following the integration of the Risk and Compliance functions in mid-year 2020, including the establishment of a Global Financial Crime Risk Oversight Committee at management level
■ held several joint sessions with the Audit Committee, including joint reviews of the key regulatory enhancement programs described above

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
As part of its main duties and responsibilities, the Risk Committee:
■ reviews and assesses the integrity and adequacy of the risk management function of the Group including risk measurement approaches;
■ reviews and calibrates risk appetite at the Group level and at the level of key businesses, considering capital, liquidity, funding, credit, market, model, and climate risks, illiquid investment activities, and jointly with the Audit Committee, significant matters of non-financial risk as appropriate;
■ reviews and calibrates major risk concentrations;
■ approves the list of countries to be monitored with internal country limits and proposes the country limits allocated to such countries to the Board;
■ reviews and assesses the business continuity management, risk measurement and management with respect to the internal control system, and annually the firm-wide risk management framework; and
■ reviews, jointly with the Audit Committee, the annual assessment of the adequacy and effectiveness of the internal control system, the status of major infrastructure and committed change programs, as well as the control functions’ input into remuneration.
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
The Risk Committee furthermore looks to ensure that key risk developments are addressed appropriately, such as the evolving cyber risk landscape. Senior management, the Board and the Risk Committee are actively engaged and regularly informed on the extent of the threats and mitigations in place to manage cyber incidents. Related business continuity and response plans are tested and simulations are conducted up to the Executive Board and Board level. Significant incidents are escalated to the Risk Committee together with key findings and mitigating actions. The close monitoring of and quick response to cyber threats have been of particular importance during the COVID-19 crisis, which has generally seen an elevated level of cyber threats in the industry.

Risk Committee activities
During 2020 and early 2021, the Risk Committee focused on a number of key areas, including but not limited to the activities described below. Specifically, the Risk Committee:
COVID-19 pandemic management
■ actively engaged with management throughout the year to closely monitor and address the changing risk landscape due to the COVID-19 pandemic and the resulting market volatility observed in the first half of 2020, including the review and approval of risk appetite adjustments and monitoring of the implementation of lessons learned from the crisis
■ focused, together with management, on actions taken to address liquidity management issues that arose in March 2020 in connection with the initial market reactions to the COVID-19 pandemic
■ reviewed regular crisis management reporting from management with particular focus on the development of the lending portfolio, as well as an assessment of the COVID-19 impact on regulatory activities
Risk appetite and risk management frameworks
■ reviewed and endorsed the revised risk appetite framework, the Group’s strategic risk objectives and the risk appetite statements for 2021
■ reviewed and endorsed a revised and enhanced country risk framework, which moves Credit Suisse toward industry best practice based on feedback from consulting firms; the holistic framework spans across both developed and emerging markets and is based on risk-sensitive stress metrics that cover market and credit risk position taking
■ maintained its focus on supporting the Board in reviewing strategically important topics, including adequacy of capital, liquidity and funding and the allocation of capital to Group businesses and major subsidiaries
Infrastructure and key change programs
■ reviewed progress on the integration of the Risk and Compliance functions, including the new organizational structure, regulatory interaction during the transition to a unified Risk and Compliance function, and key risks and dependencies
■ received regular updates on key change programs in line with regulatory expectations, some jointly with the Audit Committee, including the global booking model and the legal entity strategy, addressing also the EU target setup and programs focused on enhancing data management and governance
■ monitored progress on the Group’s interbank offered rate (IBOR) transition program, an effort to coordinate transition readiness on a group-wide basis for the expected replacement of certain IBOR benchmarks, which included updates on key transition risks and transition scenario analysis
■ reviewed, jointly with the Audit Committee, risks related to data management, IT and outsourcing
■ reviewed, jointly with the Innovation and Technology Committee, risks related to IT security, data protection and cyber risk
Risk monitoring
■ monitored the implementation of risk governance enhancements that improved the review, approval and escalation of risk matters
■ monitored aspects of the Group’s risk management framework, for example, with respect to model risk, share backed lending, liquidity risk, stress testing and the internal control framework
■ reviewed implications of Basel III reforms as part of the Group Internal Capital Adequacy Assessment Process review and the update of the FRTB
■ conducted focused credit risk reviews for a number of risk concentrations, addressing collateral, emerging market countries or single name concentrations
■ regularly monitored the risk profile and risk appetite for various businesses, including the corporate bank, hedge funds, financial sponsors, leveraged finance, capital markets, International Wealth Management ship finance, Global Trading Solutions, various Swiss Universal Bank businesses and the Corporate Center, with focus on the Asset Resolution Unit
■ reviewed, jointly with the Audit Committee, risks related to pension, hedging, CECL and conduct risk
Climate and sustainability risk
■ reviewed the Group’s policy and position with respect to reputational risk and sustainability, with particular focus on existing reputational risk process challenges and key developments related to sustainability, such as the TCFD recommendations
■ received a comprehensive briefing on the progress of our climate risk strategy, which, among other aspects, covered key external developments with respect to the management of climate risk at banks, as well as internal progress on the development of energy transition frameworks for the Group’s corporate clients in industries impacted most by climate change, and on our existing commitments, such as the restriction of certain business activities in climate-polluting sectors

Innovation and Technology Committee
The Board established an Innovation and Technology Committee as an interdisciplinary advisory group in 2015. The group acts as a senior platform to discuss internal progress in relation to innovation and technology initiatives, as well as relevant industry-wide technology trends. The Innovation and Technology Committee is chaired by Claude Honegger, senior technology manager at Credit Suisse and Head of Innovation and Technology Transformation. Mr. Honegger assumed the role of committee Chair in 2020 from former Group Board member and senior technology advisor Sebastian Thrun, who chaired the committee since its inception and remains a committee member. Participants in the Innovation and Technology Committee include Board members, the Group Chief Operating Officer (COO), other members of management, internal technology experts and a senior cybersecurity advisor. The Innovation and Technology Committee typically holds three to four meetings a year. In 2020, the Innovation and Technology Committee held three meetings. Committee activities included a review of the COO organization’s response to the COVID-19 pandemic, digitalization opportunities in Wealth Management in general and progress on digital offerings in the Swiss Universal Bank division and a comprehensive update on the digital transformation of the Risk and Compliance function and a review and assessment of the Group’s IT security, data protection and cyber risk management capabilities, which was conducted jointly with the Risk Committee.
Sustainability Advisory Committee
At the Investor Update on December 15, 2020, the Group announced its intention to establish a Sustainability Advisory Committee at the Board level. In February 2021, the Board approved the set-up and constitution of the new committee, which will be chaired by Board Sustainability Leader Iris Bohnet and consist of at least two other Board members, three Executive Board members and external advisors. From the Board and Executive Board, the committee members are Urs Rohner, Richard Meddings, Thomas Gottstein, Lydie Hudson and Lara Warner. Subject to his election at the 2021 AGM, the new Chairman, António Horta-Osório, will become a member of the Sustainability Advisory Committee. The process to select and appoint suitable external advisors is in progress. The Sustainability Advisory Committee will assist the Board, in an advisory capacity, in fulfilling its oversight duties in respect of the development and execution of the Group’s sustainability strategy and targets, and monitoring and assessing the effectiveness of the respective sustainability programs and initiatives. Responsibilities include endorsing the sustainability strategy and ambitions and ensuring actions are being taken to accomplish them, advising on sustainability metrics and tracking and monitoring progress, and bringing in external expertise, so as to provide a critical outside view across a variety of sustainability topics.

Biographies of the Board
Urs Rohner
Born 1959
Swiss Citizen
Board member since 2009
Chairman of the Board

Professional history
2004–present	Credit Suisse
Chairman of the Board and the Governance and Nominations Committee (2011–present)
Member of the Conduct and Financial Crime Control Committee (2020–present), Chair (2019–2020)
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
European Financial Services Round Table, member[1]
University of Zurich Department of Economics, advisory board member
Lucerne Festival, board of trustees member
1 Mr. Rohner performs functions in these organizations in his capacity as Chairman of the Group.
Iris Bohnet
Born 1966
Swiss Citizen
Board member since 2012

Professional history
2012–present	Credit Suisse
Member of the Compensation Committee (2012–present)
Chair of the Sustainability Advisory Committee (2021–present)
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
Other activities and functions
Publicis Groupe Diversity Progress Council, member
Economic Dividends for Gender Equality (EDGE), advisory board member
We shape tech, advisory board member
Women in Banking and Finance, patron
UK Government Equalities Office/BIT, advisor
Take The Lead Women, advisor

Christian Gellerstad
Born 1968
Swiss and Swedish Citizen
Board member since 2019

Professional history
2019–present	Credit Suisse
Chair of the Conduct and Financial Crime Control Committee (2020–present)
Member of the Governance and Nominations Committee (2020–present)
Member of the Compensation Committee (2019–present)
Member of the Conduct and Financial Crime Control Committee (2019–present)
1994–2018	Pictet Group
CEO, Pictet Wealth Management (2007–2018)
Executive Committee Member, Banque Pictet & Cie SA, Geneva (2013–2018)
Equity Partner, Pictet Group (2006–2018)
CEO and Managing Director Banque Pictet & Cie (Europe) S.A., Luxembourg (2000–2007)
Deputy CEO and Senior Vice President, Pictet Bank & Trust Ltd., Bahamas (1996–2000)
Financial Analyst & Portfolio Manager, Pictet & Cie, Geneva (1994–1996)
Before 1994	Cargill International, Emerging Markets Trader
Education
2019	Board Director Diploma, International Institute for Management Development (IMD), Switzerland
1996	Certified International Investment Analyst (CIIA) and Certified Portfolio Manager and Financial Analyst (AZEK)
1993	Master in Business Administration and Economics, University of St. Gallen (HSG), Switzerland
Other activities and functions
Elatior SA, chairman
Nubica SA, board member
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
Other activities and functions
Deutsche Börse AG, supervisory board member

Michael Klein
Born 1963
US Citizen
Board member since 2018

Professional history
2018–present	Credit Suisse
Member of the Compensation Committee (2019–present)
Member of the Risk Committee (2018–present)
2010–present	M Klein & Company, Managing Partner
1985–2008	Citigroup
Vice Chairman
Chairman Institutional Clients Group
Chairman & Co-CEO Markets & Banking
Co-President Markets & Banking
CEO Global Banking
CEO Markets and Banking EMEA
Various senior management positions
Education
1985	Bachelors of Science in Economics (Finance and Accounting), The Wharton School, University of Pennsylvania
Other activities and functions
MultiPlan, board member
Churchill Capital Corp. II, IV, V, VI, VII, board member
TBG Europe NV, board member
edX, board member
Chatham House, senior advisor
Harvard Global Advisory Board, member
Investments Committee & Joint Staff Pension Fund, United Nations, advisory board member
Peterson Institute for International Economics, board member
The World Food Programme, investment advisory board member
Conservation International, board member
Horace Mann School, board of trustees member
Shan Li
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
Other activities and functions
Beijing International Wealth Management Institute, Chairman
CMMB Vision Holdings Ltd, board member
Chinese Financial Association of Hong Kong, vice chairman
Bauhinia Party, co-founder
13th National Committee of the Chinese People's Political Consultative Conference (CPPCC), member
MIT Economics Visiting Committee, member
Silk Road Planning Research Center, vice chairman
Tsinghua Institute for Governance Studies, vice chairman
MIT Sloan Finance Advisory Board, member
National Center for Economics Research at Tsinghua University, deputy director

Seraina Macia
Born 1968
Swiss, Australian and US Citizen
Board member since 2015

Professional history
2015–present	Credit Suisse
Member of the Risk Committee (2018–present)
Member of the Audit Committee (2015–2018)
2020–present	Joyn Insurance Services LLC
CEO and co-founder
2017–2020	Blackboard U.S. Holdings, Inc. (AIG Corporation)
Executive vice president & CEO of Blackboard (AIG technology-focused subsidiary; formerly Hamilton USA)
2016–2017	Hamilton Insurance Group
CEO Hamilton USA
2013–2016	AIG Corporation
Executive vice-president and CEO Regional Management & Operations of AIG, New York (2015–2016)
CEO and President of AIG EMEA, London (2013–2016)
2010–2013	XL Insurance North America, chief executive
2002–2010	Zurich Financial Services
President Specialties Business Unit, Zurich North America Commercial, New York (2007–2010)
CFO Zurich North America Commercial, New York (2006–2007)
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
Other activities and functions
BanQu, chair
CFA Institute, member
Food Bank for New York City, chair
Richard Meddings
Born 1958
British Citizen
Board member since 2020

Professional history
2020–present	Credit Suisse
Chair of the Audit Committee (2020–present)
Member of the Governance and Nominations Committee (2020–present)
Member of the Conduct and Financial Crime Control Committee (2020–present)
Member of the Risk Committee (2020–present)
2018–present	TSB Bank plc
Chairman
Interim executive chairman (2018-2019)
2017–2019	Jardine Lloyd Thompson Group Plc
Non-executive director
Chair of the Remuneration Committee
Member of the Audit and Risk Committee
2015–2019	Deutsche Bank AG
Member of the Supervisory Board
Chair of the Audit Committee, member of the Risk Committee and member of the Strategy Committee
2014–2017	Legal & General Group Plc
Non-executive director
Chair of the Risk Committee
Member of the Audit and Remuneration Committee
2008–2014	3i Group Plc
Non-executive director and senior independent director
Chair of the Audit and Risk Committee
2002–2014	Standard Chartered Group plc
Group executive director
Finance director (2006-2014)
2000–2002	Barclays Plc
Group financial controller
COO of Wealth Management Division
1999–2000	Woolwich Plc, Group Finance Director
Prior to 1999	BZW (CSFB) (1996-1999)
Hill Samuel Bank (1984-1996)
Price Waterhouse (1980-1984)
Education
1983	UK Chartered Accountant, Institute of Chartered Accountants in England and Wales
1980	MA Modern History, Exeter College, Oxford
Other activities and functions
HM Treasury Board, non-executive director
Teach First, Director and member of the board of trustees
Hastings Educational Opportunity Area, chair

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
Other activities and functions
Prudential plc. / Prudential Corporation Asia Limited, non-executive director
PSA International Pte. Ltd. Singapore, non-executive director
Temasek International Pte. Ltd, Sustainable Finance Steering Committee, co-chair
Singapore Pools (Private) Limited, Deputy Chairman
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
Cosan, board member
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
Vice chairman (2010–2016)
Chairman of Global Financial Services Industry practice (2010–2016)
Head of US Financial Services Industry practice (2003–2010)
Head of Global Financial Services Industry practice in Asia (1997–2003)
Head of South East Asian Corporate Restructuring practice (1997–2000)
2005–2010	World Economic Forum, senior advisor to Finance Governor's Committee
Education
1996	Executive Business Certificate, Columbia Business School, New York
1988	MBA in Finance, New York University, New York
1980	Certified Public Accountant, New York
1978	Bachelor's degree in Accounting, Pace University, New York
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
CEO (2008–present)
Member of the board of Roche Holding Ltd. (2013–present)
CEO Division Roche Diagnostics (2006–2008)
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
Member of the Audit Committee (2009–present)
Member of the Conduct and Financial Crime Control Committee (2019–2020)
Chair of the Audit Committee (2011–2020)
Member of the Governance and Nominations Committee (2011–2020)
Member of the Risk Committee (2011–2020)
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

Secretaries of the Board
Joan E. Belzer
Roman Schaerer

Executive Board
Membership
The Executive Board is the most senior management body of the Group. Its members are appointed by the Board. Prior to the appointment of an Executive Board member, the terms and conditions of the individual’s employment contract with the Group are reviewed by the Compensation Committee. The Executive Board currently consists of eleven members. The composition of the Executive Board of the Group and the Bank is identical, with the exception of André Helfenstein, who is a member of the Executive Board of the Group, but not the Bank.
Executive Board changes
The Group announced a number of changes to the Executive Board in 2020, as well as changes to the roles of several existing Executive Board members. With effect from February 14, 2020, Thomas Gottstein was appointed Group CEO, succeeding Tidjane Thiam, and André Helfenstein was appointed the new CEO of Swiss Universal Bank and Executive Board member of the Group, as well as the new CEO of Credit Suisse (Schweiz) AG, succeeding Thomas Gottstein. With effect from August 1, 2020, Executive Board members Brian Chin, Lara Warner and Lydie Hudson were appointed to the new and/or expanded roles of CEO of the Investment Bank, CRCO and CEO of SRI, respectively. Additionally, with effect from August 1, 2020, David Miller stepped down from the Executive Board and assumed a new senior management role within the Investment Bank.
Members of the Executive Board
	Executive Board member since	Role
Thomas P. Gottstein, Chief Executive Officer	2015	Group CEO
Romeo Cerutti, General Counsel	2009	Corporate Function Head
Brian Chin, CEO Investment Bank	2016	Divisional Head
André Helfenstein, CEO Swiss Universal Bank	2020	Divisional Head
Lydie Hudson, CEO Sustainability, Research & Investment Solutions	2019	Corporate Function Head
David R. Mathers, Chief Financial Officer	2010	Corporate Function Head
Antoinette Poschung, Global Head of Human Resources	2019	Corporate Function Head
Helman Sitohang, CEO Asia Pacific	2015	Divisional Head
James B. Walker, Chief Operating Officer	2019	Corporate Function Head
Lara J. Warner, Chief Risk and Compliance Officer	2015	Corporate Function Head
Philipp Wehle, CEO International Wealth Management	2019	Divisional Head
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
Executive Board committees
The Executive Board has several standing committees, which are chaired by an Executive Board member and meet periodically throughout the year and/or as required. These committees are:
■ The Executive Board Risk Forum: the Executive Board Risk Forum, chaired by the CRCO, was established in 2020. The forum is responsible for determining the management strategy for critical risk and compliance issues at the Group and/or cross-divisional level, reviewing and resolving issues pertaining to risk escalated by the Capital Allocation & Risk Management Committee (CARMC) or any Executive Board member, reviewing and overseeing critical approvals including, but not limited to, risk appetite and the risk framework and monitoring of key risk and compliance trends and relevant metrics.
■ Capital Allocation & Risk Management Committee (CARMC): CARMC is responsible for overseeing and directing our risk profile, recommending risk limits at the Group level to the Risk Committee and the Board, establishing and allocating risk appetite among the various businesses, reviewing new significant business strategies or changes in business strategies including business migrations, making risk-related decisions on escalations and for applying measures, methodologies and tools to monitor and manage the risk portfolio. CARMC will furthermore escalate items requiring additional oversight to the Executive Board Risk Forum. There are three cycles of CARMC which each meet quarterly: the Position & Client Risk cycle (chaired by the CRCO), the Asset & Liability Management cycle (chaired by the CFO) and the Internal Control System cycle (chaired by the Head of Non-Financial Risk, who reports to the CRCO).
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
■ Group Conduct and Ethics Board: the Group CEB (co-chaired by the Global Head of Human Resources and the CEO of SRI since August 1, 2020) is responsible for overseeing how conduct and ethics matters are handled within the divisions and corporate functions and ensuring consistency and alignment of practices across the Group. The Group CEB conducts reviews of employee sanctions and may perform subsequent evaluations for specific matters that have been escalated by the CEBs established for each division and the corporate functions. The Group CEB also oversees the activities of the conduct and ethics ombudsperson.
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
Born 1964
Swiss Citizen
Member since 2015
Chief Executive Officer

Professional history
1999–present	Credit Suisse
Chief Executive Officer of the Group (2020–present)
Member of the board of Credit Suisse (Schweiz) AG (Swiss subsidiary) (2020–present)
CEO Credit Suisse (Schweiz) AG (2016–2020)
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
Other activities and functions
Credit Suisse Foundation, board member
Swiss Entrepreneurs Foundation, foundation board member
Opernhaus Zurich, board and audit committee member
Romeo Cerutti
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

Brian Chin
Born 1977
US Citizen
Member since 2016
CEO Investment Bank

Professional history
2003–present	Credit Suisse
CEO Investment Bank (2020–present)
CEO Global Markets (2016–2020)
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
CEO Swiss Universal Bank (2020–present)
CEO Credit Suisse (Schweiz) AG (2020–present)
Head of Institutional Clients, Swiss Universal Bank (2017–2020)
Credit Suisse (Schweiz) AG, member of the executive board (2016-present)
Swiss Universal Bank, member of the executive board (2015-present)
Head of Corporate & Institutional Clients, Swiss Universal Bank (2015–2017)
Private & Wealth Management organization in Switzerland: Head of Private Banking Clients, Region Zurich and Region Head Zurich (2013–2015)
Private & Wealth Management organization in Switzerland: Head of Private Clients Region Zurich (2010–2013)
Head of Products, Sales & Pricing, Credit Suisse Private Banking (2007–2010)
1996–2007	The Boston Consulting Group (BCG)
Partner & Managing Director (2005–2007)
Director BCG CH Recruiting and Member of the BCG CH and US Career Development Committees (2000–2007)
Various management and other positions (1996–2000)
1993–1995	STB Unternehmensentwicklungen AG (VZ VermögensZentrum AG), Associate
Education
1992	Master's Degree in Business, University of St. Gallen
1990	Certificate in Psychology/Sociology, Université de la Sorbonne
Other activities and functions
Pension Fund CS Group (Schweiz), foundation board and investment committee member
Pension Fund 2 CS Group (Schweiz), foundation board member
Credit Suisse Foundation, foundation board member
FINMA Private Banking Panel, member
SIX Group AG, board and risk committee member
Swiss Entrepreneurs Foundation, foundation board member
Europa Forum Luzern, steering committee member
Venture Incubator AG, board vice chairman
Foundation Bessamin, foundation board member

Lydie Hudson
Born 1979
US Citizen
Member since 2019
CEO Sustainability, Research & Investment Solutions

Professional history
2008–present	Credit Suisse
CEO Sustainability, Research & Investment Solutions (2020–present)
Chief Compliance and Regulatory Affairs Officer (2020)
Chief Compliance Officer (2019–2020)
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
Other activities and functions
Women's Leadership Board, Harvard, board member
Good Shepherd Services, board member
World Economic Forum, Young Global Leader
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
Other activities and functions
European CFO Network, member
Women in Science & Engineering (WISE) program and academic awards and grants at Robinson College, Cambridge, sponsor
TheCityUK, leadership council member
Various other charitable and conservation commitments

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
Other activities and functions
Credit Suisse Foundation, board member
Room to Read Singapore Ltd., regional board member, SEA board chairman

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
Lara J. Warner
Born 1967
Australian and US Citizen
Member since 2015
Chief Risk and Compliance Officer

Professional history
2002–present	Credit Suisse
Chief Risk and Compliance Officer (2020–present)
Chief Risk Officer (2019–2020)
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
Other activities and functions
Women’s Leadership Board of Harvard University’s John F. Kennedy School of Government, member/Chair Emeritus
Harvard Kennedy School – Dean's Executive Committee, board member
Pennsylvania State University Board of Visitors, member

Philipp Wehle
Born 1974
German Citizen
Member since 2019
CEO International Wealth Management

Professional history
2005–present	Credit Suisse
CEO International Wealth Management (2019–present)
CFO International Wealth Management (2015–2019)
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
Credit Suisse Foundation, board member
Akademischer Hilfsfond, Bonn, member
Former members of the Executive Board
Information about former members of the Executive Board is available on our website at credit-suisse.com/annualreporting.

Additional information
Banking relationships with Board and Executive Board members and related party transactions
The Group is a global financial services provider. Many of the members of the Board and the Executive Board, their close family members or companies associated with them maintain banking relationships with us. The Group or any of its banking subsidiaries may from time to time enter into financing and other banking agreements with companies in which current members of the Board or the Executive Board have a significant influence as defined by the SEC, such as holding executive and/or board level roles in these companies. With the exception of the transactions described below, relationships with members of the Board or the Executive Board and such companies are in the ordinary course of business and are entered into on an arm’s length basis. Also, unless otherwise noted, all loans to members of the Board, members of the Executive Board, their close family members or companies associated with them were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and did not involve more than the normal risk of collectability or present other unfavorable features. As of December 31, 2020, 2019 and 2018, there were no loan exposures to such related parties that were not made in the ordinary course of business and at prevailing market conditions.
> Refer to “Board loans” and “Executive Board loans (audited)” in V – Compensation – Board of Directors compensation and – Executive Board compensation, respectively, for the outstanding loans to members of the Board and the Executive Board.
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
External auditor rotation
As of the AGM in April 2020, PwC was approved by shareholders as the Group’s new statutory auditor for the fiscal year ending December 31, 2020 and PwC’s appointment by the Board as FINMA regulatory auditor was formally confirmed.
Over the course of 2020, corresponding measures were undertaken by the Audit Committee to ensure an orderly and effective transition of external auditor responsibilities. The Audit Committee reviewed the processes followed to ensure PwC’s independence, according to applicable external auditor independence standards, and extended the scope of its policy on non-audit service restrictions to PwC.
Principal external auditor
The Group retains a single global audit firm as its principal external auditor to perform both the statutory (financial) audit and the regulatory audit work mandated by FINMA. The AGM elects the statutory auditor annually, while the Board is responsible for the appointment of the regulatory auditor.
Our principal external auditor is PwC, Birchstrasse 160, 8050 Zurich, Switzerland. The mandate was first given to PwC for the fiscal year ending December 31, 2020, following shareholder approval for the appointment of PwC at the 2020 AGM. The Group is not subject to mandatory external audit firm rotation requirements; however, the lead audit partners are subject to periodic rotation requirements. Audit partner rotation is key to ensuring the highest level of audit quality. In general, audit partners with key roles or signing obligations for the Group or material Group entities are subject to a maximum of five years of service. Audit partners with roles overseeing non-material Group entities or serving a supplemental role are subject to a maximum of seven years of service. Specialist partners, including (but not limited to) IT, valuation, tax and forensic areas are not subject to mandated rotation. The lead Group engagement partners are Matthew Falconer, Global Lead Partner, Matthew Goldman, Group Engagement Partner and Andrin Bernet, Lead Regulatory Audit Partner.
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
The policy limits the scope of services that the principal external auditor may provide to us or any of our subsidiaries in connection with its audit and stipulates certain permissible types of non-audit services, including audit-related services and tax services that have been pre-approved by the Audit Committee. The principal external auditor is required to report periodically to the Audit Committee about the scope of the services it has provided and the fees for the services it has performed to date. The principal external auditor also provides a report as to its independence to the Audit Committee at least once a year. In accordance with our pre-approval policy and as in prior years, all non-audit services provided in 2020 were pre-approved.
The fees paid to PwC as the Group’s principal external auditors for the financial year 2020 and to KPMG for the financial year 2019 are provided in the following table.

Fees paid to the principal external auditor
for financial year	2020	2019	% change
Fees (CHF million)
Audit services [1]	58.1	56.0	4
Audit-related services [2]	2.5	5.5	(55)
Tax services [3]	0.2	2.4	(92)
1
Audit services include the integrated audit of the Group's consolidated and statutory financial statements, interim reviews and comfort and consent letters. Additionally, they include all assurance and attestation services related to the regulatory filings of the Group and its subsidiaries. Audit fees exclude value-added taxes.

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
Special auditor
In addition, the 2020 AGM elected, pursuant to Art. 21 of our AoA, the firm BDO AG, Fabrikstrasse 50, 8031 Zurich, Switzerland, as special auditor for the purposes of issuing the legally required report for capital increases in accordance with Article 652f of the Swiss Code of Obligations, mainly relating to the valuation of companies in consideration of the qualified capital increases involving contributions in kind. BDO AG did not provide any such services in 2020 and 2019.
Other information
Complying with rules and regulations
We fully adhere to Swiss corporate law and the principles set out in the Swiss Code of Best Practice for Corporate Governance, dated August 28, 2014, including its appendix stipulating recommendations on the process for setting compensation for the Board and the Executive Board.
In connection with our primary listing on the SIX Swiss Exchange, we are subject to the Directive on Information relating to Corporate Governance, dated June 20, 2019 (in effect since January 2, 2020). Our shares are also listed on the NYSE in the form of ADS and certain of the Bank’s exchange traded notes are listed on Nasdaq. As a result, we are subject to certain US rules and regulations. We adhere to the NYSE’s and Nasdaq’s corporate governance listing standards (NYSE and Nasdaq standards), with a few exceptions where the rules are not applicable to foreign private issuers.
The following are the significant differences between our corporate governance standards and the corporate governance standards applicable to US domestic issuers listed on the NYSE and Nasdaq:
■ Approval of employee benefit plans: NYSE and Nasdaq standards require shareholder approval of the establishment of, and material revisions to, certain equity compensation plans. We comply with Swiss law, which requires that shareholders approve the creation of conditional capital used for the issuance of shares for employee benefit plans and other equity compensation plans, as well as approve the remuneration of executives, but does not require shareholders to approve the terms of such plans.
■ Risk assessment and risk management: NYSE standards allocate the responsibility for the discussion of guidelines and policies governing the process by which risk assessment and risk management is undertaken to the Audit Committee, while at the Group these duties are assumed by the Risk Committee, in line with Swiss regulatory standards and expectations. Whereas our Audit Committee members satisfy the NYSE as well as Nasdaq independence requirements, our Risk Committee may include a minority of non-independent members.
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
■ Appointment of the external auditor: NYSE and Nasdaq standards require that an Audit Committee of a listed company comply with and have the authority necessary to comply with the requirements of Rule 10A-3 of the Securities Exchange Act of 1934. Rule 10A-3 requires the Audit Committee to be directly responsible for the appointment, compensation, retention and oversight of the external auditor unless there is a conflicting requirement under home country law. Under Swiss law, the appointment of the external auditor must be approved by the shareholders at the AGM based on the proposal of the Board, upon the recommendation of the Audit Committee.
■ Audit Committee charter: Nasdaq standards require the Audit Committee to review and assess the adequacy of its charter on an annual basis, while our Audit Committee’s charter only requires review and assessment from time to time in accordance with applicable Swiss laws.
■ Executive sessions: NYSE and Nasdaq standards require the board of directors to meet regularly in executive sessions composed solely of independent directors. Our Board meets regularly in executive sessions comprising all directors, including any directors determined not to be independent. However, if any item discussed at the meeting raises a conflict of interest for any of our directors, such director may not participate in the related decision making. In line with Swiss law, the Board does not include any directors who are also members of management.

■ Quorums: Nasdaq standards require that the company’s by-laws provide for a quorum of at least 33 1/ 3% of the outstanding shares of the company’s common stock for any meeting of the holders of common stock. Consistent with Swiss corporate law, the Group’s AoA (Chapter IV, Section 1, The General Meeting of Shareholders, Art. 12), call for a quorum in certain instances, but do not require a quorum of 33 1/ 3% or greater of the holders of the outstanding shares of common stock for any meeting of shareholders.
■ Independence: NYSE and Nasdaq independence standards specify thresholds for the maximum permissible amount of (i) direct compensation that can be paid by the company to a director or an immediate family member thereof, outside of such director’s directorship fees and other permitted payments; and (ii) payments between the company and another company at which such director or an immediate family member thereof is an executive officer, controlling shareholder, partner or employee. Our independence standards do not specify thresholds for direct compensation or cross-company payments or revenues, but consider these facts in the overall materiality of the business relationship determination for independence purposes.
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
The Depositary collects its fees and related expenses for the delivery and surrender of ADS directly from investors depositing or surrendering ADS for the purpose of withdrawal or from intermediaries acting for them. The Depositary collects fees and expenses for making distributions to holders by deducting those fees and expenses from the amounts distributed or by selling a portion of distributable property to pay the fees and expenses. The Depositary may generally refuse to provide any services until its fees for those services are paid.
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
Amounts paid by the Depositary to the Group
In 2020, in accordance with the deposit agreement, the Depositary made payments to the Group in an aggregated amount of USD 0.4 million, including for the reimbursement of expenses relating to its ADS program. The Depositary has also contractually agreed to provide certain ADS program-related services free of charge.
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
Kai S. Nargolwala
Chair of the Compensation Committee
Dear shareholders
As Chair of the Compensation Committee of the Board of Directors (Compensation Committee), I am pleased to present to you the 2020 Compensation Report.
We have all experienced an unprecedented period during 2020 on various levels, with extreme market volatility, global economic disruption, restricted mobility and social distancing driven by the COVID-19 pandemic, all factors which the Compensation Committee has had to consider and balance during the year.
As a global company operating in more than 50 countries, Credit Suisse had an important role to play in mitigating the effects of the crisis on our employees and the broader community. Several measures and initiatives were successfully implemented during the year, including:
■ Highly effective global crisis management framework and business continuity management enabling approximately 90% of our employees to work from home;
■ Free COVID-19 antibody tests to employees;
■ Extended paid family leave to employees in locations where schools remain closed;
■ Support for small-medium enterprises (SME) and the Swiss economy with ~CHF 3.0 billion of COVID-19 bridging loans, on which we did not generate any profits;
■ A bank-wide matching donation program that raised CHF 25 million in support of relief efforts to mitigate the hardship caused by COVID-19 and to support those affected by inequality. This included donations committed by the Executive Board of at least 20% of their annual base salary during six months in 2020, with the Chairman of the Board of Directors (Board) making a similar commitment; and
■ Various well-being initiatives for employees. 92% of employees felt well-supported and informed by management’s response to the COVID-19 pandemic, based on an internal pulse survey in June 2020.
The above measures were achieved without the use of governmental support, and there were no reductions in the workforce directly attributed to the COVID-19 pandemic.
As an organization, Credit Suisse welcomed Thomas Gottstein as Group CEO in February 2020. Mr. Gottstein refined our strategy during the year to focus on growth and operational synergies with several key initiatives. These included creating one global Investment Bank; integrating our Risk and Compliance functions; establishing the Sustainability, Research & Investment Solutions (SRI) function; continuing the integration of Neue Aargauer Bank (NAB) in SUB; and launching our digital banking offering CSX to position Credit Suisse as a digital leader in banking in Switzerland. As a result of these structural changes, several of the Executive Board members have taken on expanded roles, continuing the strong ethic of talent development at Credit Suisse.
COVID-19 and impact on compensation
During the year, the Compensation Committee monitored closely the evolving regulatory guidance, proxy advisor commentary and peer compensation decisions concerning the COVID-19 pandemic. The Compensation Committee assessed the impact of the COVID-19 pandemic on our existing Group and Executive Board compensation framework and design, including pay for performance, alignment with the interests of our shareholders, and motivation and retention of talent. After careful consideration, the Compensation Committee decided not to modify any of the performance conditions or features of “in-flight” awards. With respect to the overall Group variable compensation pool, the Compensation Committee noted that the 2020 financial results reflect a substantial increase in the provision for credit losses to take into account the impact of the pandemic, contributing to a significant year-on-year decrease in reported income before taxes. With respect to Executive Board compensation, in addition to the above, the short-term incentive (STI) and long-term incentive (LTI) variable compensation awards are both determined based on financial metrics that include the full effects of significant items and major litigation provisions. Therefore, the Compensation Committee decided not to exercise any discretion (positive or negative) to modify the Group or Executive Board variable compensation outcomes.
Underlying performance highlights in 2020
Against a backdrop of challenging market conditions, reported net revenues were stable year on year. Reflecting the uncertain economic environment triggered by the COVID-19 pandemic, the Group reported a provision for credit losses of CHF 1.1 billion, an increase of CHF 772 million year on year, resulting in reported income before taxes of CHF 3.5 billion, 27% lower than the previous year. Reported results were also negatively impacted by major litigation provisions of CHF 988 million, primarily in connection with legacy mortgage-related cases, and by restructuring expenses. Excluding these as well as real estate gains and expenses related to real estate disposals, adjusted income before taxes was 6% lower than the prior year. In assessing the Group’s financial performance, the Compensation Committee adopted the same approach as in the previous year towards the treatment of significant items that did not reflect underlying performance. For example, in 2019 the gain related to the transfer of the Credit Suisse InvestLab AG fund platform (InvestLab) to Allfunds Group and the revaluation gain related to our equity investment in SIX Swiss Exchange Group AG (SIX) were not considered part of underlying performance in determining the 2019 variable incentive compensation pool. Similarly, in 2020, the gain related to the completed transfer of InvestLab to Allfunds Group, the respective revaluation gains related to our equity investments in SIX, Pfandbriefbank and Allfunds Group, and the impairment related to the investment in York Capital Management (York) were not considered reflective of underlying Group performance. Taking all of the above into consideration, the Compensation Committee noted that the underlying performance of the Group, as measured by adjusted income before taxes excluding significant items, increased 6% compared with the prior year. It is important to note, however, that the full impact of these items was taken into account in determining the Executive Board’s 2020 STI awards, which in aggregate, were 30% lower year on year.
in	2020	2019	% change
Results (CHF million)
Income/(loss) before taxes	3,467	4,720	(27)
Total adjustments	1,181	248	376
Adjusted income before taxes	4,648	4,968	(6)
Significant items
gain related to InvestLab transfer	268	327	(18)
gain on equity investment in Allfunds Group	127	0	–
gain on equity investment in SIX Group AG	158	498	(68)
gain on equity investment in Pfandbriefbank	134	0	–
impairment on York Capital Management	(414)	0	–
Adjusted income before taxes excluding significant items	4,375	4,143	6
Adjusted results are non-GAAP financial measures which exclude certain items included in our reported results. Refer to “Reconciliation of adjusted results” in II – Operating and financial review – Credit Suisse for further information.

In terms of business performance, Wealth Management-related businesses delivered resilient performance, driven by stronger transaction-based revenues. Net new assets (NNA) in our Wealth Management businesses were CHF 19.4 billion and our assets under management (AuM) increased slightly at CHF 1.5 trillion with positive market movements and NNA offsetting significant negative foreign exchange-related effects. In global investment banking, Capital Markets & Advisory revenues increased 31% compared with the prior year, with IPO activity resulting in a number 1 ranking by volume for global IPOs. Our investment banking and capital markets business within APAC was ranked number 3 in 2020 with increased share of wallet for the fifth consecutive year, among international banks in APAC excluding Japan and China onshore. Global Trading Solutions (GTS), our internal collaboration among our four divisions delivering institutional-style solutions to our Wealth Management clients, recorded strong revenue growth, with revenues up 31% year on year.
> References to our Wealth Management-related businesses mean our Swiss Universal Bank division, our International Wealth Management division and our Asia Pacific division or their combined results.
> References to our Wealth Management businesses mean the Private Clients business within Swiss Universal Bank, the Private Banking business within International Wealth Management and the Asia Pacific division or their combined results.
> References to Capital Markets & Advisory mean capital markets revenues and advisory and other fees within global investment banking.
After considering the underlying Group and divisional financial performance, relative performance versus peers, market position and market trends, as well as the current social and economic conditions and risk, control, compliance and conduct and ethics considerations, the Compensation Committee proposed an overall Group variable incentive compensation pool of CHF 2,949 million, which was approved by the Board. This amount is 7% lower than the prior year, and reflects a balance between lower reported results impacted by significant items and a 6% increase in adjusted income before taxes excluding significant items, as well as a response to the COVID-19 pandemic and resulting economic environment.
Compensation outcomes for 2020
Executive Board compensation
Total aggregate Executive Board compensation for 2020 of CHF 68.4 million, 12% lower than the prior year, is comprised of:
■ CHF 29.0 million fixed compensation, a portion of which has been paid from the approved pool for fixed compensation for new and promoted Executive Board members;

■ CHF 15.7 million short-term incentive (STI) award, subject to shareholder approval at the 2021 Annual General Meeting (AGM); and
■ CHF 23.7 million long-term incentive (LTI) opportunity at fair value at the time of grant.
> Refer to “Executive Board compensation” for further information.
The decrease in Executive Board compensation was mainly due to the 30% decrease in the amount of STI variable compensation awarded. The average payout on the 2020 STI awards was 48% of the maximum opportunity compared with 68% for the prior year, primarily driven by the higher provision for credit losses, increased major litigation provisions and the York impairment.
Chief Executive Officer (CEO) compensation
Mr. Gottstein’s total compensation granted for 2020 of CHF 8.5 million was 20% lower than the previous CEO’s compensation for the prior year. This decrease was mainly driven by a lower achievement on the 2020 STI financial performance targets, and also reflects a lower overall maximum compensation opportunity compared with the previous CEO.
Including deferred compensation that settled in 2020 relating to his role prior to being appointed CEO, Mr. Gottstein’s realized compensation for 2020 was CHF 4.2 million (excluding dividend equivalents, pension and other benefits), compared with CHF 6.9 million for the prior year for the previous CEO.
> Refer to “Compensation of the CEO and highest paid Executive Board member” in Executive Board compensation for further information.
Vesting of the 2018 LTI (2018-2020 performance cycle)
To align the interests of the Executive Board to those of long-term shareholders, more than half of the Executive Board variable incentive compensation is in the form of LTI opportunities, subject to challenging performance conditions over a three-year performance period, and further subject to share price performance until settlement of the award. For the 2018-2020 performance period, the average return on tangible equity (RoTE), the average adjusted tangible book value per share (TBVPS) and the relative total shareholder return (RTSR) resulted in achievement of 54% of the maximum opportunity after step-downs and departures. Based on the share price at the end of 2020, the estimated value of the 2018 LTI was 35% of the maximum opportunity after step-downs and departures. The final value of the awards at delivery may differ from the value at the end of 2020 due to subsequent share price movement.
> Refer to “Executive Board compensation” for further information, including a description of RoTE and adjusted TBVPS.
Group compensation
As discussed earlier, the Compensation Committee noted the Group’s solid underlying performance, as reflected by the 6% increase in adjusted income before taxes excluding significant items, and proposed a Group variable incentive pool of CHF 2,949 million, 7% lower compared with the previous year. Differentiation continues to be a focus, with the highest-performing employees rewarded for their contribution to the Group’s financial performance.
With respect to recent reports and announcements regarding the Credit Suisse Asset Management managed supply chain finance funds, the Compensation Committee is monitoring developments closely and will determine, based on investigation results, any appropriate actions to be applied, including the application of the Group’s existing malus and clawback provisions on variable compensation awards. The payout and vesting of variable compensation of a number of senior employees involved in these matters, up to and including Executive Board members, has been suspended as a measure to ensure that we can reconsider the variable compensation for 2020 and are able to apply malus or clawback, if appropriate.
Board of Directors (Board) compensation
Aggregate compensation to the Board for the Group and subsidiary boards was CHF 11.1 million, compared with the amount of CHF 12.0 million that was approved prospectively by shareholders at the 2020 AGM.
> Refer to “Board of Directors compensation” for further information.

At the 2021 AGM, the Board will propose to shareholders the election of António Horta-Osório as the new Chairman of the Board. The current compensation structure will remain unchanged, including fee levels for the Chairman.
Annual review of our compensation framework and shareholder engagement
As part of the annual review, the Compensation Committee assessed whether current practices remain appropriately competitive, in light of regulatory and market developments. During the year, I also met with many of our key shareholders to discuss our compensation design, and I appreciate the open discussions and feedback that we received. The Compensation Committee decided that the current compensation framework for both the Executive Board and Group employees continues to be broadly fit for purpose, with some refinements for 2021. The STI structure will be further enhanced by introducing division-specific financial metrics for the heads of the business divisions, in addition to the current RoTE, adjusted income before taxes and non-financial assessment. For the 2021 LTI, with respect to the relative total shareholder return (RTSR), we will retain the zero payout for a rank within the lowest five and maximum payout for a rank within the top five, with smoother payout levels for rankings in between to avoid large movements, positive or negative, based on small differences in TSR compared with peers. In the ever-changing operating environment, going forward the Compensation Committee will continue to assess whether the current design can be further improved to better reflect pay for performance and alignment to the shareholder experience.
Environmental, social and governance (ESG) considerations in the compensation process
In 2020, the Group reviewed its sustainability strategy and announced its ambition to become a sustainability leader in the financial services industry. In order to have a meaningful impact, our goal is to fully integrate sustainability in the strategy for the Group. This includes striving to be a leader in our core competencies, providing bespoke advisory services to private and corporate clients, developing proprietary sustainable investment solutions, producing thematic industry research and partnering with industry groups and non-governmental organizations on sustainability topics.
The Board has recognized that in order to achieve our aspirations, sustainability must be integrated at all levels of the Group, as reflected by the following announcements in 2020:
■ Establishment of SRI as a separate corporate function at the Executive Board level, elevating the importance of sustainability topics with Executive Board level representation;
■ Establishment of the Sustainability Advisory Committee at the Board level, which will complement the Conduct & Financial Crime Control Committee (CFCCC) in supervising all material ESG related topics across the Group; and
■ Nomination of designated sustainability leaders in each division/function across the Group.
As part of the Group’s strategy, sustainability is also considered in various stages of the compensation process. For example, in determining the Group variable incentive pool, the Compensation Committee takes into account audit, compliance, disciplinary, risk and regulatory-related issues, among other considerations. In addition, one of the key drivers of bonus pool development at the divisional level is economic contribution, which factors in the level of risk taken to achieve profitability. For the Executive Board’s annual STI awards, ESG factors such as compliance, risk management, conduct and ethics, talent management, diversity and inclusion, and client satisfaction, are included and individually assessed as part of the overall non-financial performance assessment, which contributes to one-third of the STI award.
> Refer to “Environmental, Social and Governance (ESG) considerations at Credit Suisse” for further information.
“Say-on-Pay” compensation proposals at the 2021 AGM
At the 2021 AGM, we will be seeking shareholder support for the following say-on-pay proposals:
■ Maximum aggregate amount of fixed compensation for the Executive Board for the 2021 AGM to 2022 AGM period (CHF 31.0 million, unchanged from the prior period);
■ Aggregate 2020 STI award to be granted to the Executive Board (CHF 15.7 million, 30% lower than the CHF 22.4 million for 2019);
■ Aggregate 2021 LTI opportunity at fair value at the time of grant (CHF 25.1 million), based on a maximum opportunity of CHF 47.6 million, compared to the 2020 LTI fair value of CHF 28.6 million, based on a maximum opportunity of CHF 53.75 million); and
■ Maximum aggregate amount of compensation for the Board for the 2021 AGM to 2022 AGM period of CHF 12.0 million, unchanged from the prior period.
Further information on each of these proposals is contained in the “Say-on-Pay” brochure that accompanies the AGM invitation and is also available at credit-suisse.com/agm.
On behalf of the Compensation Committee, I would like to thank you for your support and feedback, which we will continue to seek as we review and refine our compensation practices to ensure that they remain aligned with the interests of our shareholders and fully compliant with all legal and regulatory requirements.
Kai S. Nargolwala
Chair of the Compensation Committee
Member of the Board
March 2021

Executive Board compensation
Compensation outcomes for 2020
Fixed compensation
The total fixed compensation for the Executive Board was CHF 29.0 million in 2020 compared with CHF 31.5 million in 2019, reflecting a decrease in the number of Executive Board members due to the combined Investment Bank division, as well as a lower base salary for the CEO compared with the previous CEO for the prior year.
Annual short-term incentive (STI) awards
The 2020 STI awards were determined based on performance in 2020 measured against pre-defined financial and non-financial criteria, consistent with the prior year. The average maximum opportunity for Executive Board members (excluding the CEO) was 1.06 times base salary, compared with 1.23 times for the prior year. The aggregate STI award amount for the Executive Board of CHF 15.7 million was 30% lower than the previous year, mainly due to lower financial performance compared with the targets set for 2020. As shown in the diagram below, the payouts achieved for the financial metrics were between the threshold and target performance levels and the Compensation Committee concluded that it was not necessary to exercise any discretion (positive or negative) to modify the outcomes:
■ Adjusted income before taxes of CHF 4.6 billion was 6% lower compared with the prior year, mainly due to the increased provision for credit losses and the York impairment, as well as higher revenues from significant items in the prior year;
■ Return on tangible equity (RoTE) of 6.6% decreased by 2.1 percentage points compared with the prior year mainly due to the increased provision for credit losses as well as increased litigation provisions, mainly in connection with mortgage-related matters, and the York impairment.
For the non-financial performance assessment, the Compensation Committee evaluated the Executive Board’s performance against four broad categories and determined that on average, they had achieved 79% of the maximum opportunity for the non-financial component, compared with 76% for 2019. Excluding the CEO, the overall non-financial score was 78% of the maximum opportunity, compared with 82% for 2019. A summary of the non-financial assessment appears further below.
The 2020 STI compensation will be submitted for shareholder approval at the 2021 AGM on a retrospective basis.

2020 STI awards: non-financial performance assessment

Category	Executive Board assessment
Strategy/ Client Focus	■ Various industry awards acknowledging excellence in client service, including Euromoney Awards for "Global Excellence in Leadership", "Switzerland's Best Bank", "Switzerland's Best Investment Bank", "Asia's Best Bank for Wealth Management"; The Banker "Bank of the Year 2020 in Switzerland", "Investment Bank of the Year" ■ Capital Markets & Advisory: ranked by Dealogic as #1 Global IPOs; #1 Sponsors Leveraged Finance; Top 6 announced M&A based on volumes and increased share of wallet based on fees ■ Fixed Income Sales & Trading: ranked #1 Structured Credit (Bloomberg) and #1 Asset Finance (Thomson Reuters) ■ Successful implementation of strategic connectivity between Investment Bank and Wealth Management businesses evidenced by 31% growth in GTS revenues compared with the prior year ■ Development of comprehensive ESG strategy, and recognition for the Group's engagement, including being upgraded to an A rating by MSCI ■ Executed 37 Green, Social and Sustainability Bond transactions in 2020 totaling USD 19 billion, an increase of 42% year on year ■ Integration of NAB on track with unified coverage, harmonized processes and offering and successful client retention ■ Established significant CSX client base with half of clients below 35 years of age
Risk and Compliance	■ Successfully navigated the COVID-19 pandemic during 2020, managing its impact across risk types ■ Ensured consistent, tight lending standards, supporting risk-controlled lending growth with an objective to maintain rigorous credit standards, consistent with our <10 bps provision for credit losses ratio through the cycle (for the periods 2010-2020) ■ Simpler and scalable technology shared by Risk and Compliance, delivering solutions to deploy rapid cross-risk and cross-bank modelling and reporting ■ Established new global and divisional client risk committees embedding relevant risk types and compliance disciplines for a holistic client view ■ Introduced environmental objectives to be achieved by 2025, focusing on reducing total greenhouse gas emissions, procuring renewable electricity, increasing green office space and reducing paper and water consumption ■ Continued investment in climate risk management, establishing a dedicated team with a mandate to set risk appetite and strategic trajectories in order to protect the Bank's portfolio from climate-related risks. This included the appointment of a Chief Sustainability Officer and a Group Head of Reputational Risk, Sustainability and Climate Risk
Conduct and Ethics	■ Greater focus on leadership and culture for more accountability, transparency and openness ■ The ratio of severe disciplinary cases remained stable compared with the prior year
People	■ Strong employee survey results across the board and generally very positive recognition for leadership / support during COVID-19 ■ Continued progress in addressing the gender pay gaps in the UK, with a ~2% decrease in the average hourly pay rate and bonus pay gaps as published in March 2020 ■ Launched anti-bias and inclusion leadership training for senior leaders, including Executive Board members ■ Renewed strong commitment to Diversity & Inclusion with targets for Black Talent in the UK and US and gender representation set ■ Ensured key talent retention as reflected by lower top performers attrition rates, with voluntary turnover of 7.1% in 2020 compared with 9.8% in 2019 ■ Continued to actively focus on Diversity & Inclusion measures and programs; the proportion of women in senior management positions (Managing Director, Directors and Vice Presidents) in 2020 increased to 28% from 27% in the prior year

Category	CEO assessment
Strategy/ Client Focus	■ Mr. Gottstein managed a smooth transition into new role at a time of severe disruption due to the COVID-19 pandemic and led the design and successful implementation of several key initiatives, including: creation of one global Investment Bank; launch of the new Sustainability, Research & Investment Solutions function; integration of NAB; launch of CSX and combination of the Risk and Compliance functions ■ He put forth a strategy to raise pre-tax profitability in Wealth Management-related businesses, a key part of our growth strategy ■ He interacted personally with many key clients, often leading to specific business ■ He enhanced our sustainability strategy through the creation of SRI, which has announced a goal to provide at least CHF 300 billion of sustainable financing to support transition strategies (e.g. renewables, Green/Blue/Transition bonds, low-carbon energy solutions and UN Sustainable Development Goals (SDG) aligned financings) over the next 10 years ■ He played a key role with respect to the creation and execution of the Swiss government backed COVID-19 lending facilities, strengthening the Bank's standing in its home market
Risk and Compliance	■ Mr. Gottstein strengthened the control environment through the combination of the Risk and Compliance functions ■ He continued to drive the focus on climate risk management, announcing our ambition to align our activities with the Paris Agreement objective of limiting global warming to 1.5° C and committing to develop science-based targets in 2021 and 2022, including achieving net zero emissions from our operations, supply chain and financing activities by no later than 2050 (with intermediate emissions targets to be set for 2030) ■ He played a key role in resolving and mitigating a number of historic and other issues, including mortgage-related litigation and the York investment impairment
Conduct and Ethics	■ Mr. Gottstein led the evolution of the Conduct and Ethics standards into a set of cultural values (IMPACT) and launched the Group's purpose statement ■ He actively communicated and engaged with employees on a regular basis, for example via quarterly townhalls during the year, including the first townhall dedicated to Diversity & Inclusion
People	■ Mr. Gottstein successfully shifted operations to a mostly digital footprint in a short time period, maintaining employee engagement and morale ■ He was actively involved in recruitment of key roles and talent development ■ He has supported a renewed focus on Diversity & Inclusion, including setting targets for Black Talent representation in the UK and the US, and fostering a more LGBT+ inclusive culture

2018 LTI awards (2018-2020 performance period)
As disclosed in the 2017 Compensation Report, the performance of the 2018 LTI awards is based on RoTE, adjusted TBVPS and RTSR, each weighted equally and measured over a period of three years. The 2018 LTI awards had an initial aggregate maximum opportunity of CHF 58.5 million, and the number of shares granted was calculated by dividing the maximum opportunity by the Group share price at the time of grant. The share price utilized was based on the same methodology used for share-based awards granted to Group employees. Based on the performance against the financial criteria and the RTSR over the three-year period, the number of shares earned represents, in aggregate, 54% of the maximum opportunity for the Executive Board after step-downs and departures. The impact of share price movements since the grant date is illustrated in the following diagram, with the value of the 2018 LTI award based on the share price at the end of 2020 being 35% of the maximum opportunity after step-downs and departures. The LTI award vests in three equal tranches on the third, fourth and fifth anniversaries of the grant date. The final value of the awards at delivery may differ from the value at the end of 2020 due to subsequent share price movements.

2020 LTI opportunities (2020-2022 performance period)
The fair value of the 2020 LTI at the time of grant was CHF 28.6 million, as determined by Deloitte LLP (Deloitte) and as approved by shareholders at the 2020 AGM. The team within Deloitte that conducts this valuation is in a department separate from the Deloitte advisor to the Compensation Committee. The initial number of shares was calculated by dividing the maximum opportunity of CHF 53.75 million by the share price at the time of grant, whereby the share price for this purpose is calculated using the same methodology used for share-based awards granted to Group employees. The amount achieved at the end of the performance cycle may differ from the fair value at grant, and therefore the actual performance will be measured and disclosed at the end of the three-year performance period. The average maximum opportunity for Executive Board members (excluding the CEO) was 1.94 times base salary, compared with 2.20 times base salary for the prior year.
> Refer to “Compensation design” and the 2019 Annual Report for further information.
Compensation of the Group CEO and highest paid Executive Board member
The annual performance assessment of the Group CEO and the highest paid Executive Board member, Thomas Gottstein, takes into account the same financial and non-financial criteria applied to other Executive Board members. Based on the STI performance assessment described previously and the fair value of the 2020 LTI, Mr. Gottstein’s total variable incentive compensation for 2020 was CHF 5.6 million. Mr. Gottstein’s total compensation for 2020 was CHF 8.5 million, compared with total compensation of CHF 10.7 million awarded to the previous CEO in 2019.
Mr. Gottstein’s realized compensation for 2020 comprises:
■ CHF 2.6 million base salary, of which CHF 270,000 was committed for donation to COVID-19 related relief efforts;
■ CHF 1.0 million non-deferred cash component of the 2020 STI award (paid out in 2021, subject to shareholder approval at the 2021 AGM);
■ Group shares with a value at delivery of CHF 0.2 million in relation to the second vested installment of the 2016 LTI and Group shares with a value at delivery of CHF 0.2 million in relation to the first vested installment of the 2017 LTI; and
■ CHF 0.2 million deferred cash portion of the 2016 STI award.
In addition, Mr. Gottstein received CHF 0.1 million as compensation for dividend equivalents on vested awards and CHF 0.2 million in pension and other benefits.
2021 LTI opportunities (2021-2023 performance period)
The 2021 LTI opportunities will continue to be based on RoTE, adjusted TBVPS and RTSR, each weighted equally and measured over a period of three years. The LTI opportunities will continue to vest in three equal tranches on the third, fourth and fifth anniversaries of the grant date, and the grant price will continue to be based on the same methodology used for share-based awards granted to Group employees. In relation to the RTSR component, for 2021 and prospective LTIs, there will continue to be zero payout for a ranking within the lowest five and maximum payout for a ranking within the top five, with smoother payout levels for rankings in between to avoid large movements, positive or negative, based on small differences in TSR compared with peers. After taking into consideration the Group’s internal financial plan, prior-year performance, analyst expectations and the Group’s publicly stated ambitions, as well as market developments, the Compensation Committee decided to set the threshold, target and maximum performance levels for the RoTE component to 6.0%, 10.0% and 12.0%, respectively. The corresponding adjusted TBVPS performance levels for the threshold, target and maximum have been set at CHF 17.90, CHF 19.30 and CHF 20.10, respectively, as shown in the table below. The fair value at grant of the 2021 LTI is 53% of the maximum opportunity, similar to the 2020 LTI fair valuation. At the 2021 AGM, shareholders will be asked to approve an aggregate 2021 LTI amount of CHF 25.1 million, based on the fair value at grant. This amount will form part of the 2021 Executive Board compensation disclosure.
Performance target levels for the 2021 LTI
	Performance targets
Performance criteria	Threshold	Target	Maximum
Three-year average RoTE [1]	6.0%	10.0%	12.0%
Three-year average adjusted TBVPS (CHF) [2]	17.90	19.30	20.10
1
RoTE, a non-GAAP financial measure, is calculated as net income attributable to shareholders divided by average tangible shareholders’ equity. Tangible shareholders’ equity, a non-GAAP financial measure, is calculated by deducting goodwill and other intangible assets from total shareholders’ equity as presented in our balance sheet.

2
Adjusted TBVPS is a non-GAAP financial measure. For purposes of the 2021 LTI, it is calculated by dividing tangible shareholders’ equity by the total number of outstanding shares, after excluding the cumulative impact of dividends paid, own credit movements, any future corporate developments impacting equity and FX rate movements during the performance period.

Supplementary information
Executive Board compensation (audited)
in	Base salaries and role- based allowances	[1]	Dividend equivalents	[2]	Pension and other benefits	[3]	Total fixed compen- sation	STI awards (Non- deferred)	[4]	STI awards (Deferred)	[5]	Total STI awards	LTI awards fair value (Deferred)	[6]	Total variable compen- sation	Total compen- sation	[7,8]
2020 (CHF million)
13 members	25.70		1.12		2.14		28.96	7.76		7.97		15.73	23.74		39.47	68.43
% of total compensation [9]							42%					23%	35%		58%
of which CEO and highest paid: Thomas Gottstein	2.62		0.08		0.24		2.94	1.00		1.00		2.00	3.59		5.59	8.53
% of total compensation							34%					23%	43%		66%
of which joiners and leavers during 2020 (3 individuals)	4.86		0.25		0.34		5.45	2.29		2.29		4.58	1.87		6.45	11.90
% of total compensation							46%					38%	16%		54%
2019 (CHF million)
17 members	27.03		2.06		2.46		31.55	11.04		11.35		22.39	23.49		45.88	77.43
% of total compensation [9]							41%					29%	30%		59%
of which CEO and highest paid: Tidjane Thiam	3.00		0.26		0.25		3.51	1.63		1.63		3.26	3.95		7.21	10.72
% of total compensation							33%					30%	37%		67%
of which joiners and leavers during 2019 (10 individuals)	10.57		0.67		1.08		12.32	3.36		3.36		6.72	3.56		10.28	22.60
% of total compensation							55%					30%	15%		45%
For the individuals who joined the Executive Board and the individuals who left the Executive Board during 2019 and 2020, compensation relating to the period during which they were members of the Executive Board and, for leavers, during their respective notice period is included in the table above.

1
The 2020 base salaries and role-based allowances total reflects the base salary for two Executive Board members that is already reduced by 20% of their annual base salary during six months that Executive Board members committed to COVID-19 pandemic relief efforts. For all other Executive Board members their donations to pandemic relief efforts were made post payment of salary.

2 Dividend equivalents were paid in cash, consistent with dividends paid on actual shares.
3 Other benefits consist of housing allowances, expense allowances and relocation allowances.
4
STI non-deferred awards for 2020 comprised CHF 7.55 million (for 2019 CHF 10.74 million) cash, with a further CHF 0.21 million (for 2019 CHF 0.30 million) granted as blocked shares to Mr. Mathers, to comply with regulatory requirements given that he was categorized as UK PRA MRT during 2020 and 2019.

5
STI deferred awards for 2020 comprised CHF 7.66 million (for 2019 CHF 10.89 million) in deferred cash awards as well as CHF 0.31 million (for 2019 CHF 0.46 million) granted as share awards to Mr. Mathers, to comply with regulatory requirements given that he was categorized as UK PRA MRT during 2020 and 2019.

6 The fair value of the LTI awards as of the date of grant was determined using a probabilistic valuation method applied by Deloitte.
7
For the total compensation awarded to the members of the Executive Board, the Group made payments of CHF 2.7 million in 2020 (for 2019 CHF 3.3 million) to cover the mandatory employer social security contributions as required under the social security laws applicable to the individual Executive Board members based on their domicile and employment status. These contributions do not form part of the Executive Board members' compensation.

8 No guaranteed bonuses, sign-on or replacement awards were paid to Executive Board members for 2020 and 2019.
9 Variable compensation ranged from 31% to 77% of total compensation in 2020 and from 37% to 82% in 2019.
Former Executive Board members (audited)
For 2020, no compensation payments were made to former Executive Board members who left Credit Suisse, which was also the case for 2019. Further, no payments were made to former Executive Board members pursuant to non-compete arrangements. Certain former Executive Board members assumed other roles within Credit Suisse after stepping down from the Executive Board.
Utilization of Executive Board compensation approved at the 2020 AGM
At the 2020 AGM, shareholders approved a maximum aggregate amount of fixed compensation to be paid to members of the Executive Board for the period from the 2020 AGM to the 2021 AGM of CHF 31.0 million. Fixed compensation includes base salaries, role-based allowances, dividend equivalents, pension and other benefits. In line with the Swiss Ordinance Against Excessive Compensation with respect to Listed Stock Corporations (Compensation Ordinance) and as specified in the AoA, if new members join the Executive Board or members of the Executive Board are promoted during the period for which compensation has already been approved by shareholders, a further 30% of the aggregate amounts already approved may be used for the compensation of such members.
For the 2019 AGM to 2020 AGM period, an additional CHF 0.6 million was utilized, namely CHF 0.5 million for the base salary and pension and benefits of André Helfenstein, a new member of the Executive Board, and CHF 0.1 million for the base salary of Thomas Gottstein, who was promoted to CEO of the Group.

By the time of the 2021 AGM, a total of approximately CHF 27.6 million will have been paid to Executive Board members, of which CHF 26.4 million relates to the individuals who were members of the Executive Board at the time of the 2020 AGM.
At the 2020 AGM, shareholders also approved LTI compensation to be granted to members of the Executive Board for the 2020 financial year with a fair value at grant of CHF 28.6 million and a corresponding maximum opportunity of CHF 53.75 million, which was subsequently awarded to the Executive Board members. The amount of the 2020 LTI award earned by each of the Executive Board members can only be determined after the completion of the three-year performance period.
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
Other outstanding awards
As of December 31, 2020, the outstanding cash-based deferred compensation awards granted to certain Executive Board members in prior years comprised of the Capital Opportunity Facility (COF), contingent capital awards (CCA), Deferred Cash Allowance Plan (DCAP) and deferred STI cash awards. The cumulative value of such cash-based awards at their grant dates was CHF 29.3 million compared with CHF 29.9 million as of December 31, 2020. These amounts also include the cash value of dividend equivalents related to unvested share awards at their respective grant dates and at December 31, 2020.
Minimum shareholding requirements
As of December 31, 2020, the CEO and all Executive Board members fulfilled the minimum shareholding requirements of 500,000 shares and 300,000 shares, respectively, as measured against the number of shares owned plus the number of unvested awards calculated on the basis of actual achievement level (for awards that have reached the end of their three-year performance period) or maximum opportunity (for awards that have not reached the end of their three-year performance period). The CEO and Executive Board members are not permitted to sell shares until they have met the minimum shareholding requirements, except as necessary to fulfill taxation obligations on the respective shares awarded.

Executive Board holdings and values of deferred share-based awards by individual
end of	Number of owned shares	[1]	Number of unvested awards	[2]	Number of owned shares and unvested awards	Value (CHF) of unvested awards at grant date	[3]	Value (CHF) of unvested awards at year end (at fair value)	[4]
2020
Thomas P. Gottstein	329,945		1,175,386		1,505,331	14,059,196		7,982,209
Romeo Cerutti	360,449		569,438		929,887	7,134,274		4,108,232
Brian Chin	568,030		1,790,864		2,358,894	21,951,346		12,474,970
André Helfenstein	74,229		671,329		745,558	7,523,347		5,899,796
Lydie Hudson	57,115		421,216		478,331	4,864,351		2,895,168
David R. Mathers	110,958		1,313,581		1,424,539	14,661,244		10,505,639
Antoinette Poschung	141,405		207,515		348,920	2,360,009		1,412,321
Helman Sitohang	365,186		1,344,933		1,710,119	16,773,304		9,612,195
James B. Walker	143,444		577,046		720,490	6,552,588		5,092,395
Lara J. Warner	–		1,089,006		1,089,006	13,461,484		7,647,962
Philipp Wehle	74,542		670,246		744,788	7,652,671		5,095,777
Total	2,225,303		9,830,560		12,055,863	116,993,815		72,726,662
2019
Tidjane Thiam	66,422		1,303,823		1,370,245	19,084,599		10,833,091
Romeo Cerutti	323,165		458,513		781,678	6,750,770		3,820,259
Brian Chin	494,030		1,430,886		1,924,916	20,368,149		11,843,258
Thomas P. Gottstein	150,214		672,361		822,575	9,574,478		5,530,279
Lydie Hudson	26,175		295,386		321,561	3,739,373		2,832,024
David R. Mathers	84,360		1,029,891		1,114,251	13,509,668		9,392,954
David Miller	–		734,280		734,280	10,240,437		8,888,164
Antoinette Poschung	123,318		139,024		262,342	1,693,270		1,302,361
Helman Sitohang	264,737		1,007,352		1,272,089	14,683,925		8,198,365
James B. Walker	100,153		317,330		417,483	4,181,205		3,834,492
Lara J. Warner	–		786,568		786,568	11,361,535		6,138,554
Philipp Wehle	21,540		364,059		385,599	4,735,987		3,862,390
Total	1,654,114		8,539,473		10,193,587	119,923,396		76,476,192
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

Executive Board outstanding deferred compensation awards
in / end		Total outstanding end of 2019	Granted in 2020	[1]	Paid out in 2020	Ex post explicit adjustments	Ex post implicit adjustments	Total outstanding end of 2020	% of which exposed to ex post explicit adjustments
Executive Board (CHF million)
CCAs	Cash-based	6	1		(3)	–	0	4	100%
Deferred cash awards [2]	Cash-based	13	7		(1)	–	(1)	18	100%
Share awards [3]	Share-based	86	48		(5)	(8)	(7)	114	100%
Performance share awards	Share-based	9	3		(3)	–	(2)	7	100%
Total		114	59		(12)	(8)	(10)	143	–
1 Includes awards granted to Executive Board members with respect to their previous roles prior to joining the Executive Board.
2 Includes the deferred cash portion of STI awards.
3 Includes the outstanding 2020, 2019 and 2018 LTI opportunities at maximum opportunity.
Executive Board loans (audited)
The majority of loans outstanding to Executive Board members are mortgages or loans against securities. Such loans are made on the same terms available to employees under the Group’s employee benefit plans. Pursuant to the AoA, each Executive Board member may be granted individual credit facilities or loans up to a maximum of CHF 20 million. As of December 31, 2020, 2019 and 2018, outstanding loans to Executive Board members amounted to CHF 13 million, CHF 32 million and CHF 33 million, respectively. The number of individuals with outstanding loans at the beginning and the end of 2020 was 5 and 4, respectively, and the highest loan outstanding was CHF 6 million to Mr. Gottstein.
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

Group compensation
Compensation outcomes for 2020
Variable incentive compensation awarded
Against the backdrop of challenging market and economic conditions prompted by the COVID-19 pandemic, underlying business performance was solid, with adjusted income before taxes excluding significant items increasing 6% compared with the prior year. The Compensation Committee also considered a range of other factors such as relative performance versus peers and market position and market trends, as well as risk, control, compliance and conduct and ethics considerations. Overall, the Compensation Committee proposed a Group variable incentive pool of CHF 2,949 million, 7% lower compared with the previous year, in the context of lower reported results and to take into account the COVID-19 pandemic and resulting economic environment. Approximately 51% of variable incentive compensation awarded is deferred and expensed in future periods, and subject to future service, performance and malus criteria and other restrictive covenants.
Compensation awarded to Material Risk Takers and Controllers (MRTCs)
Total compensation awarded to MRTCs for 2020 was CHF 1,607 million, compared with CHF 1,821 million for 2019. Of the CHF 1,607 million total compensation awarded, 58% was in the form of variable compensation, with 75% of the variable compensation subject to malus.

Total compensation awarded
	2020			2019
For	Unrestricted	Deferred	Total	Unrestricted	Deferred	Total
Fixed compensation (CHF million)
Salaries	5,158	120	5,278	5,241	108	5,349
Social security	653	–	653	642	–	642
Other [1]	836	–	836	786	–	786
Total fixed compensation	6,647	120	6,767	6,669	108	6,777
Variable incentive compensation (CHF million)
Cash	1,417	–	1,417	1,433	–	1,433
Share awards	35	592	627	37	626	663
Performance share awards	–	493	493	–	553	553
Contingent Capital Awards	–	253	253	–	268	268
Deferred cash awards	–	159	159	–	251	251
Total variable incentive compensation	1,452	1,497	2,949	1,470	1,698	3,168
Other variable compensation (CHF million)
Cash severance	47	–	47	98	–	98
Retention awards	0	40	40	–	40	40
Other [2]	16	21	37	19	53	72
Total other variable compensation	63	61	124	117	93	210
Total compensation awarded (CHF million)
Total compensation awarded	8,162	1,678	9,840	8,256	1,899	10,155
of which guaranteed bonuses	10	9	19	26	34	60
Salaries include role-based allowances.
1 Includes pension and other post-retirement expense of CHF 517 million and CHF 437 million in 2020 and 2019, respectively.
2 Includes replacement awards to compensate employees for the equivalent fair value of deferred awards cancelled by previous employers as well as sign-on payments.
Number of employees awarded variable incentive and other compensation
	2020				2019
	MRTCs	[1]	Other employees	Total	MRTCs	[1]	Other employees	Total
Number of employees awarded variable incentive compensation
Variable incentive compensation	1,413		43,531	44,944	1,398		41,827	43,225
of which Cash	1,254		43,469	44,723	1,211		41,232	42,443
of which Share awards	1,282		5,492	6,774	1,277		5,796	7,073
of which Performance share awards	1,297		853	2,150	1,297		823	2,120
of which Contingent Capital Awards	1,268		4,509	5,777	1,262		4,644	5,906
of which Deferred cash awards	247		412	659	245		796	1,041
Number of employees awarded other variable compensation
Cash severance	10		599	609	27		764	791
Retention awards	42		104	146	17		35	52
Guaranteed bonuses	1		66	67	7		123	130
Other [2]	24	[3]	573	597	34	[3]	556	590
Excluding Executive Board members who were in office on December 31, 2020 or 2019, respectively.
1
Excludes individuals who may have been classified as MRTCs according to regulatory requirements of jurisdictions outside of Switzerland, particularly US-based revenue producers in the Investment Bank, who were classified as Covered Employees by the US Federal Reserve.

2 Includes replacement awards to compensate employees for the equivalent fair value of deferred awards cancelled by previous employers as well as sign-on payments.
3 For 2020 and 2019, sign-on payments were paid to 0 and 1 MRTC, respectively.

Compensation awarded to Material Risk Takers and Controllers
	2020				2019
For	Unrestricted		Deferred	Total	Unrestricted		Deferred	Total
Fixed compensation (CHF million)
Total fixed compensation [1]	598		74	672	640		57	697
Variable incentive compensation (CHF million)
Cash	193		–	193	228		–	228
Share awards	35		178	213	37		205	242
Performance share awards	–		299	299	–		357	357
Contingent Capital Awards	–		119	119	–		136	136
Deferred cash awards	–		78	78	–		90	90
Total variable incentive compensation	228		674	902	265		788	1,053
Other variable compensation (CHF million)
Cash severance	4		–	4	9		–	9
Retention awards	0		17	17	–		37	37
Other [2]	3	[3]	9	12	2	[3]	23	25
Total other variable compensation	7		26	33	11		60	71
Total compensation (CHF million)
Total compensation	833		774	1,607	916		905	1,821
of which guaranteed bonuses	0		0	0	1		5	6
Excluding Executive Board members who were in office on December 31, 2020 or 2019, respectively. Of the total compensation awarded to MRTCs for 2020 and 2019, 48% and 50%, respectively, was deferred. Of the total variable incentive compensation awarded to MRTCs for 2020 and 2019, 75% and 75%, respectively, was deferred.

1 The number of MRTCs receiving fixed compensation for 2020 and 2019 was 1,438 and 1,444, respectively.
2 Includes replacement awards to compensate employees for the equivalent fair value of deferred awards cancelled by previous employers as well as sign-on payments.
3 For 2020 and 2019, sign-on payments paid to MRTCs amounted to CHF 0 million and CHF 3 million, respectively.
Group compensation and benefits expense
Compensation and benefits expenses recognized in the current year income statement include salaries, role-based allowances, variable compensation, benefits and employer taxes on compensation. Variable compensation expense reflects the variable cash compensation for the current year and amortization of deferred compensation awards granted in prior years.

Group compensation and benefits expense
	2020				2019
in	Current compen- sation	Deferred compen- sation		Total	Current compen- sation	Deferred compen- sation		Total
Fixed compensation expense (CHF million)
Salaries	5,158	112	[1]	5,270	5,241	102	[1]	5,343
Social security [2]	653	–		653	642	–		642
Other [3]	836	–		836	786	–		786
Total fixed compensation expense	6,647	112		6,759	6,669	102		6,771
Variable incentive compensation expense (CHF million)
Cash	1,417	–		1,417	1,433	–		1,433
Share awards	35	573	[4,5]	608	37	589	[4,5]	626
Performance share awards	–	448		448	–	438		438
Contingent Capital Awards	–	255		255	–	308		308
Deferred cash awards [6]	–	286	[5]	286	–	318	[5]	318
Total variable incentive compensation expense	1,452	1,562		3,014	1,470	1,653		3,123
Other variable compensation expense (CHF million)
Cash severance	47	–		47	98	–		98
Retention Awards	–	43		43	–	22		22
Other [7]	27	–		27	22	–		22
Total other variable compensation expense	74	43		117	120	22		142
Total compensation expense (CHF million)
Total compensation expense	8,173	1,717		9,890	8,259	1,777		10,036
Salaries include role-based allowances. Restructuring expenses in connection with the strategic review of the Group were disclosed separately and were not part of the total compensation expenses. In 2020, restructuring expenses included cash severance expenses of CHF 69 million relating to 793 employees.

1 Includes deferred fixed cash compensation expense of CHF 112 million and CHF 102 million related to cash awards for 2020 and 2019, respectively.
2 Represents the Group's portion of employees' mandatory social security.
3 Includes pension and other post-retirement expense of CHF 517 million and CHF 437 million in 2020 and 2019, respectively.
4 Includes CHF 6 million and CHF 10 million of compensation expense associated with replacement share awards granted in 2020 and 2019, respectively.
5
In 2020, Contingent Capital share awards are included in the category share awards, and Capital Opportunity Facility awards are included in the category deferred cash awards. Prior periods have been reclassified to conform to the current presentation.

6 Includes CHF 2 million and CHF 4 million of compensation expense associated with replacement cash awards granted in 2020 and 2019, respectively.
7 Includes sign-on payments.
Group estimated unrecognized compensation expense
The following table shows the estimated compensation expense that has not yet been recognized through the income statement for deferred compensation awards granted for 2020 and prior years that were outstanding as of December 31, 2020, with comparative information for 2019. These estimates are based on the fair value of each award on the grant date, taking into account the current estimated outcome of relevant performance criteria and estimated future forfeitures. No estimate has been included for future mark-to-market adjustments.
Group estimated unrecognized compensation expense
	Deferred compensation			2020	Deferred compensation			2019
end of	For 2020	For prior-year awards		Total	For 2019	For prior-year awards		Total
Estimated unrecognized compensation expense (CHF million)
Share awards	538	449	[1]	987	596	477	[1]	1,073
Performance share awards	453	194		647	519	193		712
Contingent Capital Awards	241	151		392	257	165		422
Deferred cash awards	159	201	[2]	360	251	181	[2]	432
Retention awards	–	40		40	–	48		48
Total estimated unrecognized compensation expense	1,391	1,035		2,426	1,623	1,064		2,687
1
Includes CHF 10 million and CHF 28 million of estimated unrecognized compensation expense associated with replacement share awards granted to new employees in 2020 and 2019, respectively, not related to prior years.

2
Includes CHF 3 million and CHF 11 million of estimated unrecognized compensation expense associated with replacement cash awards granted to new employees in 2020 and 2019, respectively, not related to prior years.

Changes to the value of outstanding deferred awards
Employees experience changes to the value of their deferred compensation awards during the vesting period due to both implicit and explicit value changes. Implicit value changes primarily reflect market-driven effects, such as changes in the Group share price, changes in the value of the CCA and foreign exchange rate movements. Explicit value changes reflect risk adjustments triggered by conditions related to negative performance in the performance-based awards, forfeiture, or the malus provisions in all deferred awards. The final value of an award will only be determined at settlement.
> Refer to “Note 30 – Employee deferred compensation” in VI – Consolidated financial statements – Credit Suisse Group for further information.
The following table provides a comparison of the outstanding deferred compensation awards at the end of 2019 and 2020, indicating the value of changes due to ex post implicit and ex post explicit adjustments. For 2020, the change in value for the outstanding deferred compensation awards was mainly due to implicit adjustments driven primarily by changes in the Group share price, foreign exchange rate movements and changes in the value of CCA.
Outstanding deferred compensation awards
in / end		Total outstanding end of 2019		Granted in 2020	Paid out in 2020	Ex post explicit adjustments	Ex post implicit adjustments	Total outstanding end of 2020	% of which exposed to ex post explicit adjustments
Group (CHF million) [1]
CCAs	Cash-based	747		269	(183)	(20)	(122)	691	100%
Deferred cash awards [2]	Cash-based	241		104	(123)	(5)	(24)	193	100%
Share awards [2]	Share-based	1,449	[3]	735	(402)	(74)	(280)	1,428	100%
Performance share awards	Share-based	948		540	(244)	(25)	(174)	1,045	100%
Total		3,385		1,648	(952)	(124)	(600)	3,357	–
Material Risk Takers and Controllers (CHF million) [4]
CCAs	Cash-based	330		137	(82)	(2)	(29)	354	100%
Deferred cash awards [2]	Cash-based	98		46	(55)	–	(9)	80	100%
Share awards [2]	Share-based	496	[3]	259	(147)	(10)	(94)	504	100%
Performance share awards	Share-based	560		338	(134)	(4)	(95)	665	100%
Total		1,484		780	(418)	(16)	(227)	1,603	–
1 Includes MRTCs and Executive Board members who were in office on December 31, 2020.
2 Includes retention awards.
3 Contingent Capital share awards are included in the category share awards. Prior periods have been reclassified to conform to the current presentation.
4 Excludes Executive Board members who were in office on December 31, 2020.
Supplementary information
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

Since 2017, the Group has been fulfilling its share delivery obligations by purchasing shares in the market. The Group maintained this practice during 2020 and will continue covering future share delivery obligations through market purchases.
Share-based awards outstanding
At the end of 2020, there were 218.0 million share-based awards outstanding, of which 126.3 million were share awards and 91.7 million performance share awards.
> Refer to “Note 30 – Employee deferred compensation” in VI – Consolidated financial statements – Credit Suisse Group for further information.
Subsequent activity
In early 2021, the Group granted approximately 44.6 million new share awards and 37.8 million new performance share awards with respect to performance in 2020. Further, the Group awarded CHF 253 million of deferred variable incentive compensation in the form of CCA pursuant to the Group’s compensation policy.
In the first half of 2021, the Group plans to settle 86.8 million deferred awards from prior years, including 52.2 million share awards and 34.6 million performance share awards. The Group will continue to meet this delivery obligation through market purchases.
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
Role-based allowances
Role-based allowances are a component of fixed compensation awarded to certain employees identified as Prudential Regulation Authority (PRA) Material Risk Takers (MRTs) under UK regulatory requirements or material risk takers under other EU regulatory requirements. These role-based allowances are determined based on the role and organizational responsibility of the individuals. Role-based allowances are deemed to be fixed compensation for the purposes of calculating the cap of variable incentive compensation as required by the Capital Requirements Directive IV (CRD IV) and Capital Requirements Regulation. DCAP is a form of role-based allowance that is used primarily in the Americas.
Variable incentive compensation
For 2020, variable incentive compensation was paid in cash unless the total compensation awarded to an employee for 2020 was greater than or equal to CHF 250,000 or the local currency equivalent or USD 250,000 for employees whose total compensation is denominated in US dollars. In these cases a portion was paid in cash and the balance was deferred, vesting at a later date.
Generally, employees receive the cash portion of their variable incentive compensation at a regular payroll settlement date close to the grant date. To comply with CRD IV requirements, employees who hold material risk taker roles in respect of certain Group subsidiaries in the EU receive shares for 50% of the non-deferred portion of variable incentive compensation that would have been paid to them in cash. These shares are vested at the time of grant but remain blocked, that is, subject to transfer restrictions, for a period of time, generally 12 months.
For 2020 there was one global deferral table with deferral rates that range from 17.5% to 85%. The amount of variable incentive compensation paid in cash for 2020 was capped at CHF 2 million or the local currency equivalent (or USD 2 million for employees whose total compensation is denominated in US dollars) per employee.

Compensation components by employee category
Deferred compensation: key features

Award	Delivery[1]	Vesting period[1]	Performance conditions
Share awards	■ One registered share per award ■ Dividend equivalents (payable upon delivery)	■ 3 years (ratable vesting) ■ 5 years (ratable vesting) for risk managers[2] ■ 7 years (ratable vesting over five years, starting on the third anniversary) for senior managers[3]	■ No additional performance conditions
Performance share awards	■ One registered share per award ■ Dividend equivalents (payable upon delivery)	■ 3 years (ratable vesting) ■ 5 years (ratable vesting) for risk managers[2] ■ 7 years (ratable vesting over five years, starting on the third anniversary) for senior managers[3]	■ Performance conditions apply to full balance of outstanding awards ■ Negative adjustment applies in the event of divisional loss[4] by the division in which the employee worked as of December 31, 2020, or a negative return on equity (RoE) of the Group, whichever results in a larger adjustment ■ For employees in the corporate functions and the Corporate Center, the negative adjustment only applies in the event of a negative RoE of the Group
Contingent Capital Awards	■ At settlement, contingent capital instrument or cash payment based on the fair value of the CCA ■ Prior to settlement, conditional right to receive semi-annual cash payments of interest equivalents ■ Timing and form of distribution upon settlement is subject to approval by the Swiss Financial Market Supervisory Authority FINMA (FINMA)	■ 3 years (cliff vesting) ■ 5 years (cliff vesting) for risk managers[2] ■ 7 years (cliff vesting) for senior managers[3]	Prior to settlement, the principal amount would be written down to zero and forfeited if: ■ The Group's reported CET1 ratio falls below 7%; or ■ FINMA determines that cancellation of the CCA and other similar contingent capital instruments is necessary, or that the Group requires public sector capital support, in either case to prevent it from becoming insolvent or otherwise failing

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
For consideration of European and local practices, the Compensation Committee also references a cross-industry peer group of multinational companies headquartered in Europe selected on the basis of comparability to Credit Suisse in size, scale, global scope of operations and economic influence. In addition to the companies already listed previously and those included as part of the Executive Board LTI RTSR peer group, peers considered for Executive Board compensation include: ABN AMRO Bank, AstraZeneca, Bayer, Commerzbank, Credit Agricole, Danske Bank, GlaxoSmithKline, HSBC, Lloyds Banking Group, Merck KGaA, Natixis, Novartis, Roche, Sanofi and UniCredit.
Focus on risk and control
Risk and control considerations are an integral part of the performance assessment and compensation processes. This ensures that the Group’s approach to compensation includes a focus on risk and internal control matters and discourages excessive risk taking. Senior management from the Group’s corporate functions, including Risk & Compliance, General Counsel, Human Resources, Internal Audit and Product Control, provide the Compensation Committee with comprehensive feedback on regulatory, audit, disciplinary and risk-related issues or trends across the Group, relevant to the assessment of the Group’s risk and control culture. Divisions are assessed against risk and conduct measures for the year, and the consolidated findings are presented to the Compensation Committee and the CEO. Based on these assessments, the Compensation Committee may approve adjustments to the divisional pool levels as proposed by the CEO.
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

Malus and clawback provisions
All deferred compensation awards granted contain malus provisions that enable the Group to reduce or cancel the awards prior to settlement if the participant engages in certain detrimental conduct. Malus provisions were enforced during the course of 2020, impacting 44 employees. All variable incentive compensation granted to UK PRA MRTs and employees regulated by the Bank of Italy are subject to clawback. Other EU-regulated employees are also subject to clawback provisions as required by applicable legal or regulatory requirements.
Covered Employees (including Material Risk Takers and Controllers)
Covered employees are subject to a heightened level of scrutiny over the alignment of their compensation with performance and risk considerations.

Board of Directors compensation
Compensation outcomes for 2020
For the period from the 2020 AGM to the 2021 AGM, aggregate compensation to the Board of CHF 11.1 million consisted of CHF 10.8 million related to Group Board memberships and CHF 0.3 million of fees paid to certain Board members for subsidiary board memberships. This compares with the amount of CHF 12.0 million approved prospectively by shareholders at the 2020 AGM. Total Board compensation is 1% lower than the prior period, mainly driven by a reduction in subsidiary board fees.
The Board membership and committee fee amounts for the 2020 AGM to 2021 AGM period are consistent with the prior year. There were two adjustments in the committee chair fee amounts, namely the Audit Committee chair fee was reduced to CHF 400,000 from CHF 480,000 and a chair fee for the Conduct and Financial Crime Committee of CHF 150,000 was introduced. These changes were made in order to align the fees for the chairs of the Audit and Risk Committees and to reflect that Christian Gellerstad assumed the role of chair of the Conduct and Financial Crime Control Committee as of the 2020 AGM, succeeding Urs Rohner, who previously did not receive a separate fee for chairing this committee.
> Refer to the table “Board membership fees: 2020 AGM – 2021 AGM” in Compensation Design for further information.
For the 2021 AGM to 2022 AGM period, the Board intends to introduce a chair fee of CHF 75,000 for the Sustainability Advisory Committee. All other committee fees will remain unchanged.
Compensation of the Chairman
The Chairman’s compensation for the 2020 AGM to 2021 AGM period remained unchanged compared with the prior period, and he committed to donating 20% of his base chair fee for six months to COVID-19 pandemic relief efforts. His role is a full-time appointment, and he may also receive benefits from, and make contributions to, the Group pension fund in line with local market practice for the Group. The total compensation paid to the Chairman reflects his full-time status and active role in shaping the Group’s strategy, governing the Group’s affairs, engaging and maintaining a close working relationship with the CEO and senior management, and providing supervision, counsel and support, where appropriate. The Chairman coordinates the Board’s activities, works with the committee chairs to coordinate the tasks of the committees and ensures that Board members are provided with sufficient information to perform their duties. The Chairman drives the Board agenda on key topics such as the strategic development of the Group, corporate culture, succession planning and the structure and organization of the Group. He chairs the Board, the Governance and Nominations Committee and the shareholder meetings. He takes an active role in representing the Group to regulators and supervisors, key shareholders, investors and other external stakeholders. Moreover, he is a member of the boards of several Swiss and international industry associations on behalf of the Group, including the Swiss Bankers Association, the Swiss Finance Council, the Institute of International Finance and the European Banking Group.
Compensation of the committee chairs
Committee chair fees are paid for the Audit Committee, the Compensation Committee, the Risk Committee and the Conduct and Financial Crime Control Committee. These fees are fixed in advance and are not linked to the Group’s financial performance. In addition to the greater time commitment required to prepare and lead the committee work, the chair fees reflect the engagement of these four committee chairs throughout the year with regulators, shareholders, the business divisions and corporate functions and other stakeholders. Regulatory developments in the banking industry in recent years have put increasing demands on the Risk and Audit Committee Chairs, in particular, increasing the frequency of interaction with the Group’s main regulators on internal control, risk, capital and other matters under the supervision of these committees. Similarly, the greater focus of shareholders and regulators on compensation has resulted in an increased number of engagements between the Compensation Committee Chair and key shareholders and shareholder proxy advisers, as well as with regulators. The Compensation Committee held 11 meetings and calls, and the Compensation Committee Chair personally attended 34 separate meetings with key shareholders and proxy advisers during 2020. The Audit Committee Chair fee takes into consideration the greater number of meetings required of the Audit Committee for the review and approval of the quarterly financial results and related filings and the Audit Committee Chair’s supervisory role over the Internal Audit function. The Audit Committee held 18 meetings and calls during 2020. The Risk Committee Chair fee reflects the regular interaction required between the Risk Committee Chair and the Group chief risk officer and other senior managers in the risk management function, as well as the oversight role over the Credit Risk Review function, which reports directly to the Risk Committee Chair. The Risk Committee held 9 meetings during 2020, and in addition, the Risk Committee Chair held numerous meetings with regulators and other stakeholders. With respect to the Conduct and Financial Crime Control Committee, the Board decided to introduce a chair fee as of the 2020 AGM, following the appointment of Christian Gellerstad as chair and to reflect the additional time commitment of chairing this committee. Urs Rohner chaired the Conduct and Financial Crime Committee during the 2019 AGM to 2020 AGM period, but did not receive a separate chair fee. The Conduct and Financial Crime Control Committee held seven meetings and calls during 2020, including one meeting of the entire committee with FINMA.
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
Number of subsidiary board meetings
	Board	[1]	Committee	[2]	Total
Subsidiary
Credit Suisse (Schweiz) AG	13		16		29
Credit Suisse International (CSI) / Credit Suisse Securities (Europe) Ltd. (CSSEL)	22		13		35
Credit Suisse Holdings (USA), Inc. [3]	26		15		41
1 Includes ad hoc meetings and calls.
2 Includes meetings of the respective subsidiary board's audit and risk committees.
3 Board and committee meetings held jointly with Credit Suisse (USA) Inc. and Credit Suisse Securities (USA) LLC.

Supplementary information
Board compensation from the 2020 AGM to the 2021 AGM (audited)
											Group
	GNC	AC	CC	CF CCC	RC	Base board fee	Committee fee	Chair fee	Pension and other benefits	Total	Of which awarded in Group shares	[1]	Subsidiary board fee	[2]	Total, including subsidiary boards	[3]
CHF
Urs Rohner, Chairman [4]	C			M		3,000,000	–	1,500,000	218,665	4,718,665	1,500,000				4,718,665
Iris Bohnet			M			250,000	100,000	–		350,000	175,000				350,000
Christian Gellerstad	M		M	C		250,000	150,000	150,000		550,000	275,000				550,000
Andreas Gottschling	M	M			C	250,000	200,000	400,000		850,000	425,000		100,000		950,000
Michael Klein			M		M	250,000	200,000	–		450,000	225,000				450,000
Shan Li					M	250,000	100,000	–		350,000	175,000				350,000
Seraina Macia					M	250,000	100,000	–		350,000	175,000				350,000
Richard Meddings	M	C		M	M	250,000	225,000	400,000		875,000	437,500				875,000
Kai S. Nargolwala	M		C	M		250,000	125,000	300,000		675,000	337,500				675,000
Ana Paula Pessoa		M		M		250,000	225,000	–		475,000	237,500				475,000
Joaquin J. Ribeiro		M				250,000	150,000	–		400,000	200,000				400,000
Severin Schwan	M				M	250,000	150,000	–		400,000	200,000				400,000
John Tiner		M				250,000	150,000	–		400,000	200,000		198,000		598,000
Total						6,000,000	1,875,000	2,750,000	218,665	10,843,665	4,562,500		298,000		11,141,665
GNC = Governance and Nominations Committee; AC = Audit Committee; CC = Compensation Committee; CFCCC = Conduct and Financial Crime Control Committee; RC = Risk Committee; C = Chair; M = Member
1
As of December 31, 2020, one-half of the Board member fees to be awarded in Group shares have been delivered to Board members. The applicable Group share price was CHF 8.62. The remaining shares will be delivered to Board members at or around the date of the 2021 AGM, and the share price for this second share delivery will be determined at that time. Group shares are subject to a four-year blocking period.

2
Subsidiary board fees were awarded for the following subsidiary board roles: i) Mr. Gottschling serves as non-executive director, member of the risk committee and chair of the advisory remuneration committee of the UK subsidiaries Credit Suisse International and Credit Suisse Securities (Europe) Limited and receives annual fees of CHF 100,000 for these roles; ii) Mr. Tiner serves as non-executive board member of the US subsidiaries Credit Suisse Holdings (USA), Inc., Credit Suisse (USA) Inc. and Credit Suisse Securities (USA) LLC and receives annual fees of USD 225,000 for these roles; in the case of Mr. Tiner, these fees were agreed prior to the cap of CHF 100,000 being adopted for Group Board members serving on subsidiary boards.

3
At the 2020 AGM, shareholders approved a maximum amount of total compensation to be awarded to Board members until the 2021 AGM of CHF 12 million. For the total compensation awarded to members of the Board, the Group will make estimated payments of CHF 0.7 million for the 2020 / 2021 Board period to cover the mandatory employer social security contributions as required under the social security laws applicable to the individual Board members based on their domicile and employment status. These contributions do not form part of the Board members' compensation.

4
The Chair fee of the Chairman is set at CHF 1.5 million to be awarded as 100% Group shares. The total compensation of the Chairman includes benefits for the period from the 2020 AGM to the 2021 AGM of CHF 218,665, including pension and health insurance benefits.

Board compensation from the 2019 AGM to the 2020 AGM (audited)
											Group
	GNC	AC	CC	CF CCC	RC	Base board fee	Committee fee	Chair fee	Pension and other benefits	Total	Of which awarded in Group shares	[1]	Subsidiary board fee	[2]	Total, including subsidiary boards	[3]
CHF
Urs Rohner, Chairman [4]	C			C		3,000,000		1,500,000	218,665	4,718,665	1,500,000				4,718,665
Iris Bohnet			M			250,000	100,000			350,000	175,000				350,000
Christian Gellerstad			M	M		250,000	175,000			425,000	212,500				425,000
Andreas Gottschling	M	M			C	250,000	200,000	400,000		850,000	425,000		100,000		950,000
Alexander Gut		M				250,000	150,000			400,000	200,000		150,000		550,000
Michael Klein			M		M	250,000	200,000			450,000	225,000				450,000
Shan Li					M	250,000	100,000			350,000	175,000				350,000
Seraina Macia					M	250,000	100,000			350,000	175,000				350,000
Kai S. Nargolwala	M		C	M		250,000	125,000	300,000		675,000	337,500				675,000
Ana Paula Pessoa		M		M		250,000	225,000			475,000	237,500				475,000
Joaquin J. Ribeiro		M				250,000	150,000			400,000	200,000				400,000
Severin Schwan	M				M	250,000	150,000			400,000	200,000				400,000
John Tiner	M	C		M	M	250,000	225,000	480,000		955,000	477,500		225,000		1,180,000
Total						6,000,000	1,900,000	2,680,000	218,665	10,798,665	4,540,000		475,000		11,273,665
GNC = Governance and Nominations Committee; AC = Audit Committee; CC = Compensation Committee; RC = Risk Committee; C = Chair; M = Member
1
As of December 31, 2019, one-half of the Board member fees to be awarded in Group shares have been delivered to Board members. The applicable Group share price was CHF 12.19. The remaining shares were delivered to Board members at or around the date of the 2020 AGM and the share price for this second share delivery was determined at that time. Group shares are subject to a four-year blocking period.

2
Subsidiary board fees were awarded for the following subsidiary board roles: i) Mr. Gottschling served as non-executive director, member of the risk committee and chair of the advisory remuneration committee of the UK subsidiaries Credit Suisse International and Credit Suisse Securities (Europe) Limited and received annual fees of CHF 100,000 for these roles; ii) Mr. Gut served as non-executive director and audit committee chair of the Swiss subsidiary Credit Suisse (Schweiz) AG and received annual fees of CHF 100,000 and CHF 50,000 for these roles, respectively; iii) Mr. Tiner served as non-executive board member of the US subsidiaries Credit Suisse Holdings (USA), Inc., Credit Suisse (USA) Inc. and Credit Suisse Securities (USA) LLC; and in the case of Mr. Tiner, these fees were agreed prior to the cap of CHF 100,000 being adopted for Group Board members serving on subsidiary boards.

3
At the 2019 AGM, shareholders approved a maximum amount of total compensation to be awarded to Board members until the 2020 AGM of CHF 12 million. For the total compensation awarded to members of the Board, the Group made payments of CHF 0.5 million for the 2019 / 2020 Board period to cover the mandatory employer social security contributions as required under the social security laws applicable to the individual Board members based on their domicile and employment status. These contributions do not form part of the Board members' compensation.

4
The Chair fee of the Chairman is set at CHF 1.5 million to be awarded as 100% Group shares. The total compensation of the Chairman includes benefits for the period from the 2019 AGM to the 2020 AGM of CHF 218,665, including pension and health insurance benefits.

Board shareholdings
The following table discloses the shareholdings of the Board members, their immediate family and companies in which they have a controlling interest. As of December 31, 2020 and 2019, there were no Board members with outstanding options.
Board shareholdings by individual
end of	2020	2019
December 31 (shares) [1]
Urs Rohner	425,783	298,416
Iris Bohnet	96,328	74,916
Christian Gellerstad	103,991	51,716
Andreas Gottschling	104,659	51,391
Michael Klein	49,897	22,369
Shan Li	28,590	7,178
Seraina Macia	84,844	63,432
Richard Meddings [2]	13,774	–
Kai S. Nargolwala	366,334	324,088
Ana Paula Pessoa	53,816	24,758
Joaquin J. Ribeiro	77,724	53,253
Severin Schwan	169,976	145,505
John Tiner	335,960	278,188
Total	1,911,676	1,395,210	[3]
1 Includes Group shares that are subject to a blocking period of up to four years; includes shareholdings of immediate family members.
2 Richard Meddings was newly elected at the 2020 AGM.
3 Excludes 51,455 shares held by Alexander Gut, who did not stand for re-election to the Board as of April 30, 2020.
Board loans
The majority of loans outstanding to members of the Board are mortgages or loans against securities. Such loans are made to Board members on the same terms available to third-party clients. Pursuant to the AoA, each member of the Board may be granted individual credit facilities or loans up to a maximum of CHF 20 million at market conditions. As of December 31, 2020, 2019 and 2018, outstanding loans to Board members amounted to CHF 9 million, CHF 9 million and CHF 6 million, respectively.
Board members with loans, including the Chairman, do not benefit from employee conditions, but are subject to conditions applied to clients with a comparable credit standing. Unless otherwise noted, all loans to Board members are made in the ordinary course of business and substantially on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons. Such loans do not involve more than the normal risk of collectability or present other unfavorable features. In addition to the loans listed below, the Group or any of its banking subsidiaries may enter into financing and other banking agreements with companies in which current Board members have a significant influence as defined by the US Securities and Exchange Commission (SEC). Examples include holding executive and/or board level roles in these companies. Unless otherwise noted, loans extended by the Group to such companies are also made in the ordinary course of business and at prevailing market conditions. As of December 31, 2020, 2019 and 2018, there was no loan exposure to such related party companies that was not made in the ordinary course of business and at prevailing market conditions.
> Refer to “Banking relationships with Board and Executive Board members and related party transactions” in IV – Corporate Governance – Additional information for further information.
Board loans by individual (audited)
end of	2020	2019
December 31 (CHF)
Urs Rohner	4,490,000	4,575,000
Christian Gellerstad	3,495,150	3,533,550
Seraina Macia	944,000	952,000
Total	8,929,150	9,060,550	[1]
Includes loans to immediate family members and companies, in which the respective Board member has an ownership stake of 50% or higher.
1 Excludes a loan of CHF 30,000 held by Alexander Gut, who did not stand for re-election to the Board as of April 30, 2020.
Former members of the Board
One former member of the Board is eligible to receive office infrastructure and secretarial support. These services are based on existing resources and are not used on a regular basis. No additional fees, severance payments or other forms of compensation were paid to former members of the Board or related parties during 2020 and 2019.

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
■ create a culture that adheres to high standards of conduct and behavior aligned to values, through a system of applying both malus and rewards;
■ encourage teamwork and collaboration across the Group;
■ achieve a balanced distribution of profitability between shareholders and employees over the long term, subject to Group performance and market conditions; and
■ take into account the long-term performance of the Group, in order to create sustainable value for shareholders.

What we do

- **Pay for performance alignment** with a significant portion of Executive Board and employee compensation "at risk" and determined by the achievement of performance targets linked to Group financial results and shareholder value creation
- **Majority of variable pay in deferred share-based awards** with vesting periods of at least three years
- **Risk, compliance and conduct and ethics** considerations are factored into the compensation decision-making process
- **Minimum shareholding requirements**, with Executive Board members restricted from selling shares, or from receiving share-based awards in the form of cash, until they fulfill the requirements
- **Strong malus provisions** that enable the cancellation or reduction of unsettled awards in the event of certain detrimental conduct
- **Competitive benchmarking** against our peer groups to make informed decisions on pay levels and pay practices
- **Mitigation of equity dilution** of existing shareholders by fulfilling the Group's share delivery obligations through purchasing shares in the market
- **Shareholder engagement** throughout the year to gather feedback on compensation programs and practices and reflect it in our decision-making

What we don't do

- **No "golden parachute" agreements** or any other pre-determined termination agreements including special severance awards for employees
- **No special severance** provisions to Executive Board members beyond the regular compensation awarded during the notice period
- **No hedging** of outstanding unvested share-based awards and **no pledging** of unvested, or vested and undistributed share-based awards
- **No multi-year guaranteed incentive awards**

Environmental, social and governance (ESG) considerations at Credit Suisse
Sustainability in compensation
Financial institutions have a crucial role to play in society, and Credit Suisse is committed to conducting its business in the most sustainable manner possible. As a reflection of this commitment, we have established a Sustainability Advisory Committee at the Board level and a new Sustainability, Research & Investment Solutions (SRI) function at the Executive Board level. We strengthened our commitments to Diversity & Inclusion and launched our first-ever purpose statement to infuse our values into our daily working lives.
As part of this commitment, ESG aspects are considered in various stages of the compensation process:
■ Group variable incentive pool: the Compensation Committee considers audit, disciplinary, risk and regulatory-related issues, among other factors, in order to determine appropriate adjustments to the Group, divisional and corporate functions pools. In addition, one of the key drivers of bonus pool development at the divisional level is economic contribution, which factors in the level of risk taken to achieve profitability;
■ Executive Board annual STI awards: the non-financial component of Executive Board annual STI awards includes the consideration of ESG factors, particularly the integration of ESG into investment processes, client satisfaction, corporate responsibility, talent management, diversity and inclusion, compliance, risk management, and conduct and ethics; and
■ Equal pay policy: Credit Suisse does not tolerate any form of discrimination, in particular discrimination based on ethnicity, nationality, gender, sexual orientation, gender identity, religion, age, marital or family status, pregnancy, disability, or any other status that is protected by local law. We recognize and value diversity and inclusion as a driver of success. Our policies and practices support a culture of fairness, where employment-related decisions, including decisions on compensation, are based on an individual’s qualifications, performance and behavior, or other legitimate business considerations, such as the profitability of the Group or the division and department of the individual, and the strategic needs of the Group. Consistent with our long-term commitment to fair pay, the Compensation Committee reviews our pay practices on a regular basis to identify potential areas requiring more attention.

Our achievements in 2020	
Governance and leadership	▪ Creation of our Sustainability, Research & Investment Solutions function (SRI) at Executive Board level ▪ Establishment of a new group entitled Sustainability Strategy, Advisory & Finance (SSAF), to support the creation of a cohesive and dedicated bank-wide sustainability offering within SRI ▪ Creation of a firm-wide Sustainability Leadership Committee responsible for driving the development and implementation of the sustainability strategy, and for assessing progress against the Bank's strategic sustainability objectives and commitments including the Principles for Responsible Banking (PRB) ▪ Launched Credit Suisse purpose statement and refreshed values, all embedded in an updated Code of Conduct ▪ Trained over 2,300 participants on our sustainability solution in 2020, including on our Credit Suisse Sustainable Investment Framework ▪ Successfully completed globally certified Environmental Management System audit carried out by SGS (according to ISO14001)
Environment and sustainable business practice	▪ Played a critical role in the bridging loan solution for Swiss companies, providing approximately CHF 3 billion in loans to over 16,700 Swiss SMEs in 2020 ▪ Enabling Client Transitions – announced goal to provide at least CHF 300 billion of sustainable financing to support transition strategies over the next 10 years ▪ Intensified ESG integration for all CS Asset Management real estate funds capturing over CHF 30 billion AuM and 14 funds ▪ Joined global RE100 initiative, with a public commitment to source 100% renewable electricity across our entire global operations by 2025 ▪ Commitment to develop science-based targets in 2021 and 2022, including goal of net zero emissions from our operations, supply chain and financing activities no later than 2050, and alignment of our financing with the Paris Agreement objective of limiting global warming to 1.5°C ▪ Reduced our greenhouse gas emissions by 88% from our 2010 baseline year ▪ Improved CDP climate change score from B to A-
Social	▪ Strong commitment to Diversity & Inclusion, with a refreshed D&I strategy, and new US and UK targets for Black Talent representation in the company ▪ Published research on gender and LGBT+ topics, including the CS Gender 3000 report (linking gender diversity with company performance) and the LGBT 350 report (a study of 350 companies and their approach to LGBT+ equality in the workforce, and relationship with earnings and share price outperformance) ▪ Strengthened targeted recruitment campaigns that focus on diverse groups, e.g., Credit Suisse's Real Returns program and Diversity Internship program ▪ Credit Suisse was recognized with over 50 awards, across recruitment, virtual recruitment, employer attractiveness, employer branding and diversity and inclusion categories, from institutions such as Forbes, Universum and eFinancial Careers ▪ Active engagement in the G20 and International Monetary Fund initiative on debt forgiveness and relief ▪ Proactive support to all tenants that were impacted by the decision of the Federal Government to close all non-essential businesses in Switzerland, by waiving the rent of their businesses for one month without any conditions
Ratings and indices	▪ Ongoing inclusion in leading sustainability indices, such as Dow Jones Sustainability Index (DJSI) ▪ Upgraded to an A rating in the MSCI ESG Rating

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
The total amount of the variable incentive compensation pool for the corporate functions is not linked to the performance of the particular divisions that employees of the corporate functions support or oversee, but takes into account the Group-wide financial performance, non-financial factors and changes in headcount. Therefore, employees working in the corporate functions, including those performing control functions, are remunerated independently from the performance of the businesses they oversee or support. As with the business divisions, risk, control, compliance and conduct and ethics considerations and relative performance compared to peers, as well as the market and regulatory environment, are taken into account.

Executive Board compensation framework for 2020: key elements
There are two main components of Executive Board compensation: fixed compensation in the form of base salary, role-based allowances and pension and benefits (~30% of total compensation); and variable compensation in the form of an annual STI award and an LTI opportunity (~70% of total compensation). The base salary and STI/LTI opportunity levels are set at different levels for each Executive Board member, depending on factors such as scope of role, experience and market benchmarking. The key features of the STI and LTI are described in the following diagrams, including the performance targets for the 2020 STI awards which are disclosed retrospectively, and those for the LTI which were disclosed prospectively in the 2019 Compensation Report. In setting the threshold, target and maximum performance levels, the Compensation Committee takes into account the Group’s internal financial plan, prior-year performance, analyst expectations and any publicly stated ambitions, in order to set performance targets which are challenging and motivating for the Executive Board.

2020 LTI opportunities (2020-2022 performance cycle): key features

- Rewards **achievement of long-term business plan and long-term returns for shareholders**
- Each Executive Board member has a **maximum opportunity** that takes into account role, market experience and geography:
  - Executive Board members: ranges from 0.67 to 4.25 times base salary
  - CEO: 2.50 times base salary
- **Payout levels for Group financial criteria** are determined by average performance over three years (calculated as a linear percentage of the opportunity between levels):

Below threshold	Threshold	Target	Maximum
0%	25%	67%	100%

- For the RTSR component, **zero payout for bottom five places** and limited payout below median in line with Swiss market practice
- RTSR peer group of 18 publicly-listed companies, chosen by the Compensation Committee based on size, geographic scope, business mix and positive share price correlation in terms of reaction to external market conditions. The peer group is unchanged since 2016 when the RTSR criteria was introduced, and consists of Banco Santander, Bank of America, Barclays, BBVA, BNP Paribas, Citigroup, Deutsche Bank, Goldman Sachs, ING Group, Intesa Sanpaolo, JPMorgan Chase, Julius Bär, Morgan Stanley, Nordea Bank, NatWest Group, Société Générale, Standard Chartered and UBS

Performance criteria	Weighting	Performance targets		
		Threshold	Target	Maximum
Three-year average RoTE[2]	33⅓%	7.0%	10.5%	13.0%
Three-year average adjusted TBVPS (CHF)[4]	33⅓%	18.10	19.60	20.90
Relative Total Shareholder Return (RTSR)	33⅓%	See "RTSR payout levels"		

RTSR payout levels

Top 5
100% payout
75% payout
50% payout
25% payout
10% payout
Bottom 5
0% payout
15th to 19th
13th/14th
11th/12th
9th/10th
(median)
6th to 8th
1st to 5th
Credit Suisse's Ranking vs Peers

Vesting
2020
2021
2022
2023
2024
2025
LTI three-year performance measurement period
⅓ LTI shares vest in 1Q23
⅓ LTI shares vest in 1Q24
⅓ LTI shares vest in 1Q25

Note: Individuals in certain jurisdictions may be subject to conditions other than those outlined above in order to comply with local legal or regulatory requirements.

3 For UK PRA MRTs (Material Risk Takers), to comply with regulatory requirements, delivery comprises 20% immediate cash payment, 20% immediate Credit Suisse Group AG registered shares, subject to a blocking period of 12 months, and 30% deferred cash and 30% deferred shares, vesting in five equal tranches on the third to seventh anniversaries of the grant date.

4 Tangible book value, a non-GAAP financial measure, is equal to tangible shareholders' equity. TBVPS, a non-GAAP financial measure, is calculated by dividing tangible shareholders' equity by total number of shares outstanding. Adjusted TBVPS, a non-GAAP financial measure, is calculated by dividing tangible shareholders' equity, excluding the impact of dividends paid, own credit movements and foreign exchange movements, by the total number of outstanding shares. The impact of foreign exchange movements references exchange rates at the time the targets were set.

> Refer to “Executive Board compensation” for further information.

Group employees compensation framework for 2020: key elements
The compensation structure for employees not on the Executive Board consists of fixed compensation in the form of base salary, role-based allowances and pension and benefits, and variable compensation in the form of cash, share awards, performance share awards and contingent capital awards, as shown in the diagram below.
> Refer to “Group compensation” for further information.
Board of Directors compensation framework for 2020: key elements
The Board compensation framework for 2020 continues to be based on a fixed fee structure for the period from one AGM to the next with pre-defined fees for Board membership, committee membership and chairing a committee. In line with industry practice, Board fees are not linked to the financial performance of the Group. Fees for specific Board leadership roles are reviewed periodically and adjusted as required. Base Board fees have not changed for over 10 years.
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
The Compensation Committee consists of at least three members of the Board, all of whom must be independent. The members during the 2020 AGM to 2021 AGM term were Kai S. Nargolwala (Chair), Iris Bohnet, Christian Gellerstad and Michael Klein. The Board has applied the independence criteria of the SIX Swiss Exchange Directive on Information relating to Corporate Governance, the FINMA, the Swiss Code of Best Practice for Corporate Governance, and the listing standards of the New York Stock Exchange (NYSE) and the Nasdaq Stock Market (Nasdaq), in determining that all of these individuals are independent.
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
In addition to the 34 investor and proxy adviser meetings held by the Compensation Committee Chair, during 2020, the Compensation Committee held 11 internal meetings and calls, with an overall attendance rate of 100%. The Compensation Committee’s focus areas in 2020 are summarized in the following table:
Compensation Committee activities in 2020
	Jan	Feb	Mar	Apr	Jun	Jul	Aug	Oct	Dec
Compensation governance, design and disclosure
Review of compensation policy and charter updates					■		■		■
Review of Compensation Report			■	■				■
Review and refinement of Executive Board compensation design	■		■		■		■	■	■
Review of Group compensation structure and award plans		■	■	■	■		■	■	■
Compensation Committee self-assessment and focus areas		■
Risk and regulatory
Review of input from control functions	■	■					■	■
Review of any disciplinary events/potential application of malus	■	■		■	■			■	■
Review of regulatory developments				■	■		■
Annual compensation review
Accruals and full year forecast of variable incentive compensation pools	■	■		■		■		■	■
Performance assessment and overall Group pool recommendation	■	■							■
CEO and Executive Board performance objectives and target setting		■	■			■		■
CEO and Executive Board performance assessment and awards	■	■	■	■	■		■		■
Review of Board fees				■					■
External
Review of shareholder engagement and feedback				■	■			■	■
Review of market trends				■	■		■	■	■
Review of benchmarking data				■				■	■

Advisers to the Compensation Committee
The Compensation Committee is authorized to retain external advisers to provide support as it carries out its responsibilities. Deloitte LLP (Deloitte) has been retained to assist the Compensation Committee in ensuring that the Group’s compensation programs remain competitive, responsive to regulatory developments and in line with the compensation policy. Deloitte has appointed a senior consultant to advise the Compensation Committee. Apart from assisting the Compensation Committee, this senior consultant does not provide any other services to the Group. The Compensation Committee also obtained external legal advice during 2020 on various matters relating to compensation policy and design. Prior to appointment, the Compensation Committee conducted an independence assessment of its advisers pursuant to the rules of the SEC and the listing standards of the NYSE and the Nasdaq.
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
Action	Compensation Committee		Board
Establish or change the Group's compensation policy	R		A
Establish or change compensation plans	R		A
Set variable incentive compensation pools for the Group and the divisions	R		A
Determine Executive Board compensation, including for the CEO	R		A	[1]
Determine Board compensation, including for the Chairman	R		A	[1]
Determine compensation for the Head of Internal Audit	A	[2]	n/a
Determine compensation for MRTCs and other selected members of management	A		n/a
R = recommendation; A = approval
1 Subject to shareholder approval requirement pursuant to the Compensation Ordinance and the AoA.
2 In consultation with the Audit Committee Chair.
Risk and control considerations
During its annual review of the Group’s performance, the Compensation Committee considers input from the Risk Committee Chair with respect to risk considerations, and the Audit Committee Chair with respect to internal control considerations as well as the CFCCC Chair with respect to matters concerning financial crime compliance. The Compensation Committee also considers input from various corporate functions including Risk & Compliance, General Counsel, Human Resources, Internal Audit and Product Control, regarding control and compliance issues and any breaches of relevant rules and regulations or the Group’s Code of Conduct.
To meet regulatory guidelines regarding employees engaged in risk-taking activities, the Compensation Committee reviews and approves the compensation for employees identified as MRTCs. The Risk Committee is involved in the review process for the compensation of MRTCs.
> Refer to “Focus on risk and control” in Group compensation for further information.

Report of the Statutory Auditor

Report of the statutory auditor

Zurich

We have audited the accompanying compensation report of Credit Suisse Group AG for the year ended December 31, 2020. The audit was limited to the information disclosed according to articles 14-16 of the Ordinance against Excessive Compensation in Stock Exchange Listed Companies (the "Ordinance") contained in the sections marked as "(audited)" on pages 242 to 259 of the compensation report.

Board of Directors' responsibility

The Board of Directors is responsible for the preparation and overall fair presentation of the compensation report in accordance with Swiss law and the Ordinance. The Board of Directors is also responsible for designing the compensation system and defining individual compensation packages.

Auditor's responsibility

Our responsibility is to express an opinion on the accompanying compensation report. We conducted our audit in accordance with Swiss Auditing Standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the compensation report complies with Swiss law and articles 14–16 of the Ordinance.

An audit involves performing procedures to obtain audit evidence on the disclosures made in the compensation report with regard to compensation, loans and credits in accordance with articles 14–16 of the Ordinance. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatements in the compensation report, whether due to fraud or error. This audit also includes evaluating the reasonableness of the methods applied to value components of compensation, as well as assessing the overall presentation of the compensation report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion, the compensation report of Credit Suisse Group AG for the year ended December 31, 2020 complies with Swiss law and articles 14–16 of the Ordinance.

/s/ PricewaterhouseCoopers AG

Zurich, Switzerland
March 18, 2021

PricewaterhouseCoopers AG, Birchstrasse 160, Postfach, CH-8050 Zürich, Switzerland
Telefon: +41 58 792 44 00, Telefax: +41 58 792 44 10, www.pwc.ch

PricewaterhouseCoopers AG is a member of the global PricewaterhouseCoopers network of firms, each of which is a separate and independent legal entity.

[this page intentionally left blank]

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
12 Restructuring expenses
13 Earnings per share
14 Revenue from contracts with customers
15 Securities borrowed, lent and subject to repurchase agreements
16 Trading assets and liabilities
17 Investment securities
18 Other investments
19 Loans
20 Financial instruments measured at amortized cost and credit losses
21 Goodwill
22 Other intangible assets
23 Other assets and other liabilities
24 Leases
25 Deposits
26 Long-term debt
27 Accumulated other comprehensive income and additional share information
28 Offsetting of financial assets and financial liabilities
29 Tax
30 Employee deferred compensation
31 Related parties
32 Pension and other post-retirement benefits
33 Derivatives and hedging activities
34 Guarantees and commitments
35 Transfers of financial assets and variable interest entities
36 Financial instruments
37 Assets pledged and collateral
38 Capital adequacy
39 Assets under management
40 Litigation
41 Significant subsidiaries and equity method investments
42 Subsidiary guarantee information
43 Credit Suisse Group parent company
44 Significant valuation and income recognition differences between US GAAP and Swiss GAAP banking law (true and fair view)

Report of the Independent Registered Public Accounting Firm
Report of the Independent Registered Public Accounting Firm Opinions on the Financial Statements and Internal Control over Financial Reporting We have audited the accompanying consolidated balance sheet of Credit Suisse Group AG and its subsidiaries (the “Group”) as of December 31, 2020, and the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for the year then ended, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Group's internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). We also have audited the adjustments to reflect the change in the composition of reportable segments as presented in Note 4 and described in Note 3. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review or apply any procedures to the 2018 and 2019 financial statements of the Group other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2018 and 2019 financial statements taken as a whole. In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO. Change in Accounting Principle As discussed in Note 2 and Note 20 to the consolidated financial statements, the Group changed the manner in which it accounts for credit losses on certain financial instruments in 2020. Basis for Opinions The Group's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Group’s consolidated financial statements and on the Group's internal control over financial reporting based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects. Our audit of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions. Definition and Limitations of Internal Control over Financial Reporting A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Critical Audit Matters The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate. Fair Value of Certain Level 3 Financial Instruments As described in Note 36 to the consolidated financial statements, the Group carries CHF 16.4 billion of its assets and CHF 14.0 billion of its liabilities at fair value on a recurring basis that are classified in level 3 of the fair value hierarchy as of December 31, 2020. For these financial instruments, for which no prices are available and which have few or no observable inputs, the determination of fair value may require the use of either industry standard models or internally developed proprietary models as well as require subjective assessment and judgment, depending on liquidity, pricing assumptions, the current economic and competitive environment and the risks affecting the specific instrument. Unobservable inputs used by management to value certain of these level 3 financial instruments included adjusted Net Asset Value (“NAV”), discount rate, terminal growth rate, credit spread, correlation, volatility, market implied life expectancy, mortality rate and market comparable price. The principal considerations for our determination that performing procedures relating to the fair value of certain level 3 financial instruments is a critical audit matter are the significant judgment by management to determine the fair value of these financial instruments due to the use of either industry standard models or internally developed proprietary models, which included unobservable inputs related to adjusted NAV, discount rate, terminal growth rate, credit spread, correlation, volatility, market implied life expectancy, mortality rate and market comparable price. This in turn led to a high degree of auditor subjectivity, judgment and effort to evaluate the audit evidence obtained related to the valuation, and the audit effort involved the use of professionals with specialized skill and knowledge. Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the fair value of certain level 3 financial instruments, including controls over the Group’s models, significant unobservable inputs, and data. These procedures also included, among others (i) the involvement of professionals with specialized skill and knowledge to assist in developing an independent range of prices for a sample of financial instruments and (ii) comparing the independent estimate to management’s estimate to evaluate the reasonableness of management’s estimate. Developing the independent estimate involved (i) testing the completeness and accuracy of data provided by management, and as appropriate, (ii) evaluating management’s unobservable inputs and (iii) independently developing unobservable inputs related to adjusted NAV, discount rate, terminal growth rate, credit spread, correlation, volatility, market implied life expectancy, mortality rate and market comparable price. Allowance for Credit Losses - Collectively Evaluated Corporate and Institutional Loans - Investment Bank As described in Note 20 to the consolidated financial statements, the Group’s allowance for credit losses represents management’s estimate of expected credit losses on loans held at amortized cost. As of December 31, 2020, the collectively evaluated expected credit losses in the Investment Bank of CHF 194 million primarily consist of Corporate and Institutional loans with a gross loan balance, excluding those which are held at fair value, of CHF 13,776 million. The Group’s credit loss requirements are based on a forward-looking, lifetime current expected credit loss (“CECL”) model by incorporating reasonable and supportable forecasts of future economic conditions available at the reporting date. Management’s estimation of expected credit losses is based on a discounted probability-weighted estimate that considers three future macroeconomic scenarios: a baseline scenario, an upside scenario and a downside scenario. For extreme and statistically rare events which cannot be adequately reflected in CECL models, such as the current effects of the COVID-19 pandemic on the global economy, the event becomes the baseline scenario. In the current environment, to address circumstances where in management’s judgment the CECL model outputs are overly sensitive to the effect of economic inputs that lie significantly outside of their historical range, model overlays are applied. These overlays are based on expert judgment and are applied in response to these exceptional circumstances to consider historical stressed losses and industry and counterparty credit level reviews. The principal consideration for our determination that performing procedures relating to the allowance for credit losses on collectively evaluated corporate and institutional loans within the Investment Bank is a critical audit matter are (i) the significant judgement by management in evaluating model results and assessing the need for overlays to the CECL model output in the current environment, (ii) the significant judgment and estimation by management in determining an appropriate methodology for the overlays applied, which both in turn led to a high degree of auditor judgement, subjectivity and effort in performing procedures and in evaluating audit evidence obtained relating to the appropriateness of overlays to the CECL model output, and (iii) the audit effort involved professionals with specialized skill and knowledge. Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s expected credit loss process. The procedures also included, among others, testing management’s process for estimating expected credit losses, which included (i) evaluating the appropriateness of the methodologies used to determine the allowance for credit losses, (ii) testing the completeness and accuracy of data used in the estimate, and (iii) evaluating the reasonableness of management’s model overlays. The procedures included the use of professionals with specialized skill and knowledge to assist in evaluating the appropriateness of model methodologies and assist in evaluating the audit evidence. Goodwill Impairment Assessment - Investment Bank Reporting Unit As described in Note 21 to the consolidated financial statements, the Group’s goodwill balance was CHF 4.4 billion as of December 31, 2020 of which CHF 1.5 billion was allocated to the Investment Bank reporting unit. Goodwill is reviewed for impairment on an annual basis as of December 31 and at any other time that events or circumstances indicate that the carrying value of goodwill may not be recoverable. Goodwill is allocated to the Group’s reporting units for the purposes of the impairment test. In estimating the fair value of its reporting units, the Group applied a combination of the market approach and the income approach. In determining the estimated fair value, the Group relied upon its latest five-year financial plan which included significant management assumptions and estimates based on its view of current and future economic conditions and assumptions regarding the discount rate under the income approach as well as price to projected earnings and price to book value multiples (“multiples”) under the market approach. The principal considerations for our determination that performing procedures relating to the goodwill impairment assessment of the Investment Bank reporting unit is a critical audit matter are (i) the significant judgment by management when developing the fair value measurement of the Investment Bank reporting unit, (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions related to the combination of the market approach and income approach, five-year financial plan, discount rate and multiples, and (iii) the audit effort involved the use of professionals with specialized skill and knowledge. Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s goodwill impairment assessment. These procedures also included, among others (i) testing management’s process for developing the fair value estimate of the Investment Bank reporting unit; (ii) evaluating the appropriateness of the combination of the market approach and income approach; (iii) testing the completeness and accuracy of underlying data used in the model; and (iv) evaluating the reasonableness of the significant assumptions used by management related to the five-year financial plan, discount rate and the multiples. Evaluating management’s assumptions related to the five-year financial plan involved evaluating whether the assumptions used by management were reasonable considering the current and past performance of the reporting unit. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Group’s market approach and income approach as well as the discount rate and multiples assumptions. Litigation provisions As described in Note 40 to the consolidated financial statements, the Group is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its businesses. The Group’s aggregate litigation provisions include estimates of losses, additional losses or ranges of loss for proceedings for which such losses are probable and can be reasonably estimated. As of December 31, 2020, the Group has recorded litigation provisions of CHF 1.7 billion. Management’s estimate of the aggregate range of reasonably possible losses that are not covered by existing provisions for which the Group believes an estimate is possible is zero to CHF 0.9 billion. The principal considerations for our determination that performing procedures relating to the litigation provision is a critical audit matter are the significant judgment by management when assessing the likelihood of a loss being incurred and when determining a reasonable estimate of the loss, which in turn led to a high degree of auditor judgment, subjectivity, and effort in evaluating management’s assessment of the provision for losses and related disclosures. Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s estimation of the litigation provisions, including controls over determining whether a loss is probable and whether the amount of loss can be reasonably estimated, as well as controls over the related financial statement disclosures. These procedures also included, among others, obtaining and evaluating the letters of audit inquiry with external legal counsel, evaluating the reasonableness of management’s assessment regarding whether an unfavorable outcome is reasonably possible or probable and reasonably estimable, and evaluating the sufficiency of the Group’s litigation disclosures. /s/ PricewaterhouseCoopers AG Zurich, Switzerland March 18, 2021 We have served as the Group’s auditor since 2020.

271-I

271-II

271-III

Report of the Independent Registered Public Accounting Firm To the shareholders and Board of Directors of Credit Suisse Group AG, Zurich Opinion on the Consolidated Financial Statements We have audited, before the adjustments to reflect the change in the composition of reportable segments as presented in Note 4 and described in Note 3, the consolidated balance sheet of Credit Suisse Group AG and subsidiaries (the “Group”) as of December 31, 2019, the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2019, and the related notes (collectively, the “consolidated financial statements”). The 2019 and 2018 consolidated financial statements before the adjustments to reflect the change in the composition of reportable segments as presented in Note 4 and described in Note 3 are not presented herein. In our opinion, the consolidated financial statements, before the adjustments to reflect the change in the composition of reportable segments as presented in Note 4 and described in Note 3, present fairly, in all material respects, the financial position of the Group as of December 31, 2019, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles. We were not engaged to audit, review, or apply any procedures to the adjustments to reflect the change in the composition of reportable segments as presented in Note 4 and described in Note 3 and, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by other auditors. Basis for Opinion These consolidated financial statements are the responsibility of the Group’s management and the Board of Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion. KPMG AG We served as the Group’s auditor from 1989 to 2020. Zurich, March 25, 2020
271-IV

[this page intentionally left blank]

Consolidated financial statements
Consolidated statements of operations
in	Note	2020	2019	2018
Consolidated statements of operations (CHF million)
Interest and dividend income	5	13,919	20,184	19,613
Interest expense	5	(7,971)	(13,167)	(12,604)
Net interest income	5	5,948	7,017	7,009
Commissions and fees	6	11,853	11,158	11,890
Trading revenues	7	3,295	1,739	624
Other revenues	8	1,293	2,570	1,397
Net revenues		22,389	22,484	20,920
Provision for credit losses	9	1,096	324	245
Compensation and benefits	10	9,890	10,036	9,620
General and administrative expenses	11	6,523	6,128	5,798
Commission expenses		1,256	1,276	1,259
Restructuring expenses	12	157	–	626
Total other operating expenses		7,936	7,404	7,683
Total operating expenses		17,826	17,440	17,303
Income before taxes		3,467	4,720	3,372
Income tax expense	29	801	1,295	1,361
Net income		2,666	3,425	2,011
Net income/(loss) attributable to noncontrolling interests		(3)	6	(13)
Net income attributable to shareholders		2,669	3,419	2,024
Earnings/(loss) per share (CHF)
Basic earnings per share	13	1.09	1.35	0.79
Diluted earnings per share	13	1.06	1.32	0.77
Consolidated statements of comprehensive income
in	2020	2019	2018
Comprehensive income/(loss) (CHF million)
Net income	2,666	3,425	2,011
Gains/(losses) on cash flow hedges	178	100	(10)
Foreign currency translation	(3,065)	(1,025)	(325)
Unrealized gains/(losses) on securities	(17)	20	(17)
Actuarial gains/(losses)	(37)	326	(391)
Net prior service credit/(cost)	(148)	217	(135)
Gains/(losses) on liabilities related to credit risk	202	(1,860)	1,654
Other comprehensive income/(loss), net of tax	(2,887)	(2,222)	776
Comprehensive income/(loss)	(221)	1,203	2,787
Comprehensive income/(loss) attributable to noncontrolling interests	(9)	8	(15)
Comprehensive income/(loss) attributable to shareholders	(212)	1,195	2,802
The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated balance sheets
end of	Note	2020	2019
Assets (CHF million)
Cash and due from banks		139,112	101,879
of which reported at fair value		525	356
of which reported from consolidated VIEs		90	138
Interest-bearing deposits with banks		1,298	741
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	15	79,133	106,997
of which reported at fair value		57,994	85,556
Securities received as collateral, at fair value		50,773	40,219
of which encumbered		27,614	20,234
Trading assets, at fair value	16	157,338	153,797
of which encumbered		43,511	38,269
of which reported from consolidated VIEs		2,164	2,788
Investment securities	17	607	1,006
of which reported at fair value		607	1,006
Other investments	18	5,412	5,666
of which reported at fair value		3,794	3,550
of which reported from consolidated VIEs		1,251	1,412
Net loans	19	291,908	296,779
of which reported at fair value		11,408	12,662
of which encumbered		179	293
of which reported from consolidated VIEs		900	649
allowance for credit losses		(1,536)	(946)
Goodwill	21	4,426	4,663
Other intangible assets	22	237	291
of which reported at fair value		180	244
Brokerage receivables		35,941	35,648
Other assets	23	39,637	39,609
of which reported at fair value		8,373	10,402
of which encumbered		167	217
of which reported from consolidated VIEs		1,876	1,694
of which loans held-for-sale (amortized cost base)		650	–
Total assets		805,822	787,295
The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated balance sheets (continued)
end of	Note	2020	2019
Liabilities and equity (CHF million)
Due to banks	25	16,423	16,744
of which reported at fair value		413	322
Customer deposits	25	390,921	383,783
of which reported at fair value		4,343	3,339
of which reported from consolidated VIEs		1	0
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	15	23,851	27,533
of which reported at fair value		13,594	10,715
Obligation to return securities received as collateral, at fair value		50,773	40,219
Trading liabilities, at fair value	16	45,871	38,186
of which reported from consolidated VIEs		10	8
Short-term borrowings		20,868	28,385
of which reported at fair value		10,740	11,333
of which reported from consolidated VIEs		4,178	4,885
Long-term debt	26	161,087	152,005
of which reported at fair value		70,976	70,331
of which reported from consolidated VIEs		1,746	1,671
Brokerage payables		21,653	25,683
Other liabilities	23	31,434	31,043
of which reported at fair value		7,780	7,891
of which reported from consolidated VIEs		208	297
Total liabilities		762,881	743,581
Common shares		98	102
Additional paid-in capital		33,323	34,661
Retained earnings		32,834	30,634
Treasury shares, at cost		(428)	(1,484)
Accumulated other comprehensive income/(loss)	27	(23,150)	(20,269)
Total shareholders' equity		42,677	43,644
Noncontrolling interests		264	70
Total equity		42,941	43,714

Total liabilities and equity		805,822	787,295

end of	Note	2020	2019
Additional share information
Par value (CHF)		0.04	0.04
Authorized shares [1]		3,100,747,720	3,209,011,720
Common shares issued	27	2,447,747,720	2,556,011,720
Treasury shares	27	(41,602,841)	(119,761,811)
Shares outstanding	27	2,406,144,879	2,436,249,909
1 Includes issued shares and unissued shares (conditional, conversion and authorized capital).
The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated statements of changes in equity
	Attributable to shareholders
	Common shares	Additional paid-in capital		Retained earnings	Treasury shares, at cost	AOCI	Total share- holders' equity	Non- controlling interests	Total equity
2020 (CHF million)
Balance at beginning of period	102	34,661		30,634	(1,484)	(20,269)	43,644	70	43,714
Purchase of subsidiary shares from non- controlling interests, not changing ownership [1,2]	–	–		–	–	–	–	(20)	(20)
Sale of subsidiary shares to noncontrolling interests, not changing ownership [2]	–	–		–	–	–	–	19	19
Net income/(loss)	–	–		2,669	–	–	2,669	(3)	2,666
Cumulative effect of accounting changes, net of tax	–	–		(132)	–	–	(132)	–	(132)
Total other comprehensive income/(loss), net of tax	–	–		–	–	(2,881)	(2,881)	(6)	(2,887)
Cancellation of repurchased shares	(4)	(1,321)		–	1,325	–	–	–	–
Sale of treasury shares	–	(35)		–	12,399	–	12,364	–	12,364
Repurchase of treasury shares	–	–		–	(13,253)	–	(13,253)	–	(13,253)
Share-based compensation, net of tax	–	377		–	585	–	962	–	962
Dividends paid	–	(379)	[3]	(337)	–	–	(716)	–	(716)
Changes in scope of consolidation, net	–	–		–	–	–	–	198	198
Other	–	20		–	–	–	20	6	26
Balance at end of period	98	33,323		32,834	(428)	(23,150)	42,677	264	42,941
2019 (CHF million)
Balance at beginning of period	102	34,889		26,973	(61)	(17,981)	43,922	97	44,019
Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	–		–	–	–	–	(103)	(103)
Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–		–	–	–	–	74	74
Net income/(loss)	–	–		3,419	–	–	3,419	6	3,425
Cumulative effect of accounting changes, net of tax	–	–		242	–	(64)	178	–	178
Total other comprehensive income/(loss), net of tax	–	–		–	–	(2,224)	(2,224)	2	(2,222)
Sale of treasury shares	–	11		–	9,613	–	9,624	–	9,624
Repurchase of treasury shares	–	–		–	(11,536)	–	(11,536)	–	(11,536)
Share-based compensation, net of tax	–	334		–	500	–	834	–	834
Financial instruments indexed to own shares	–	122		–	–	–	122	–	122
Dividends paid	–	(695)		–	–	–	(695)	(1)	(696)
Changes in scope of consolidation, net	–	–		–	–	–	–	(5)	(5)
Balance at end of period	102	34,661		30,634	(1,484)	(20,269)	43,644	70	43,714
1 Distributions to owners in funds include the return of original capital invested and any related dividends.
2 Transactions with and without ownership changes related to fund activity are all displayed under "not changing ownership".
3 Paid out of capital contribution reserves.
The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated statements of changes in equity (continued)
	Attributable to shareholders
	Common shares	Additional paid-in capital	Retained earnings	Treasury shares, at cost	AOCI	Total share- holders' equity	Non- controlling interests	Total equity
2018 (CHF million)
Balance at beginning of period	102	35,668	24,973	(103)	(18,738)	41,902	287	42,189
Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	–	–	–	–	–	(69)	(69)
Sale of subsidiary shares to noncontrolling interests, changing ownership	–	2	–	–	–	2	(2)	–
Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–	–	–	–	–	30	30
Net income/(loss)	–	–	2,024	–	–	2,024	(13)	2,011
Cumulative effect of accounting changes, net of tax	–	–	(24)	–	(21)	(45)	–	(45)
Total other comprehensive income/(loss), net of tax	–	–	–	–	778	778	(2)	776
Sale of treasury shares	–	(28)	–	11,721	–	11,693	–	11,693
Repurchase of treasury shares	–	–	–	(12,441)	–	(12,441)	–	(12,441)
Share-based compensation, net of tax	–	(120)	–	762	–	642	–	642
Financial instruments indexed to own shares	–	28	–	–	–	28	–	28
Dividends paid	–	(661)	–	–	–	(661)	(5)	(666)
Changes in scope of consolidation	–	–	–	–	–	–	(129)	(129)
Balance at end of period	102	34,889	26,973	(61)	(17,981)	43,922	97	44,019
The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated statements of cash flows
in	2020	2019	2018
Operating activities (CHF million)
Net income	2,666	3,425	2,011
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities (CHF million)
Impairment, depreciation and amortization	1,356	1,275	936
Provision for credit losses	1,096	324	245
Deferred tax provision/(benefit)	434	589	800
Valuation adjustments relating to long-term debt	2,364	10,221	(4,743)
Share of net income/(loss) from equity method investments	(121)	(79)	(111)
Trading assets and liabilities, net	(7,130)	(27,892)	25,536
(Increase)/decrease in other assets	(7,923)	2,808	3,453
Increase/(decrease) in other liabilities	902	(6,615)	(14,294)
Other, net	(158)	(2,480)	(950)
Total adjustments	(9,180)	(21,849)	10,872
Net cash provided by/(used in) operating activities	(6,514)	(18,424)	12,883
Investing activities (CHF million)
(Increase)/decrease in interest-bearing deposits with banks	(519)	411	(427)
(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	19,219	8,386	(1,372)
Purchase of investment securities	(402)	(557)	(683)
Proceeds from sale of investment securities	629	6	255
Maturities of investment securities	184	1,007	567
Investments in subsidiaries and other investments	(210)	(285)	(547)
Proceeds from sale of other investments	678	1,158	1,772
(Increase)/decrease in loans	(5,735)	(15,344)	(12,500)
Proceeds from sales of loans	3,860	4,612	5,980
Capital expenditures for premises and equipment and other intangible assets	(1,188)	(1,293)	(1,095)
Proceeds from sale of premises and equipment and other intangible assets	45	30	30
Other, net	113	543	342
Net cash provided by/(used in) investing activities	16,674	(1,326)	(7,678)
The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated statements of cash flows (continued)
in	2020	2019	2018
Financing activities (CHF million)
Increase/(decrease) in due to banks and customer deposits	21,364	24,853	1,808
Increase/(decrease) in short-term borrowings	(5,246)	6,919	(2,990)
Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(1,464)	3,381	(2,052)
Issuances of long-term debt	58,009	34,963	33,172
Repayments of long-term debt	(42,768)	(46,290)	(43,851)
Sale of treasury shares	12,364	9,624	11,693
Repurchase of treasury shares	(13,253)	(11,536)	(12,441)
Dividends paid	(716)	(696)	(666)
Other, net	1,450	971	344
Net cash provided by/(used in) financing activities	29,740	22,189	(14,983)
Effect of exchange rate changes on cash and due from banks (CHF million)
Effect of exchange rate changes on cash and due from banks	(2,667)	(607)	10
Net increase/(decrease) in cash and due from banks (CHF million)
Net increase/(decrease) in cash and due from banks	37,233	1,832	(9,768)

Cash and due from banks at beginning of period [1]	101,879	100,047	109,815
Cash and due from banks at end of period [1]	139,112	101,879	100,047
1 Includes restricted cash.
Supplemental cash flow information
in	2020	2019	2018
Cash paid for income taxes and interest (CHF million)
Cash paid for income taxes	757	729	678
Cash paid for interest	8,376	13,115	12,772
Assets and liabilities sold in business divestitures (CHF million)
Assets sold	0	38	0
Liabilities sold	0	8	0
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
Where a Group subsidiary is determined to be an investment company as defined by ASC Topic 946 – Financial Services – Investment Companies, interests in other entities held by this Group subsidiary are not consolidated and are carried at fair value.
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
Foreign currency translation
Transactions denominated in currencies other than the functional currency of the related entity are recorded by remeasuring them in the functional currency of the related entity using the foreign exchange rate on the date of the transaction. As of the dates of the consolidated balance sheets, monetary assets and liabilities are reported using the year-end spot foreign exchange rates. Foreign exchange rate differences are recorded in the consolidated statements of operations. Non-monetary assets and liabilities are recorded using the historic exchange rate.
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
Fair value measurement and option
The fair value measurement guidance establishes a single authoritative definition of fair value and sets out a framework for measuring fair value. The fair value option creates an alternative measurement treatment for certain financial assets and financial liabilities. The fair value option can be elected at initial recognition of the eligible item or at the date when the Group enters into an agreement which gives rise to an eligible item (e.g., a firm commitment or a written loan commitment). If not elected at initial recognition, the fair value option can be applied to an item upon certain triggering events that give rise to a new basis of accounting for that item. The application of the fair value option to a financial asset or a financial liability does not change its classification on the balance sheet and the election is irrevocable. Changes in fair value resulting from the election are recorded in trading revenues.
> Refer to “Fair value option” in Note 36 – Financial instruments for further information.
Cash and due from banks
Cash and due from banks consists of currency on hand, demand deposits with banks or other financial institutions and cash equivalents. Cash equivalents are defined as short-term, highly liquid instruments with original maturities of three months or less, which are held for cash management purposes. Restricted cash is any cash or cash equivalent recorded in cash and due from banks subject to restrictions imposed by a governmental or other regulatory agency that require the Group to set aside specified amounts of cash as reserves against transactions and time deposits.

Reverse repurchase and repurchase agreements
Purchases of securities under agreements to resell (reverse repurchase agreements) and securities sold under agreements to repurchase (repurchase agreements) do not constitute economic sales; therefore, they are treated as collateralized financing transactions, which are carried in the consolidated balance sheet at the amount of cash disbursed or received, respectively. Reverse repurchase agreements are recorded as collateralized assets while repurchase agreements are recorded as liabilities. The underlying securities sold continuing to be recognized in trading assets or investment securities. The fair value of securities to be repurchased and resold is monitored on a daily basis, and additional collateral is obtained as needed to protect against credit exposure.
Assets and liabilities recorded under these agreements are accounted for on one of two bases, the accrual basis or the fair value basis. Under the accrual basis, interest earned on reverse repurchase agreements and interest incurred on repurchase agreements are reported in interest and dividend income and interest expense, respectively. The Group elects to apply the fair value option to selected agreements pursuant to ASC Topic 825 – Financial Instruments. Under such circumstances, the change in fair value is reported in trading revenues. Accrued interest income and expense are recorded in the same manner as under the accrual method.
Reverse repurchase and repurchase agreements may be netted if they are with the same counterparty; have the same maturity date; settle through the same qualifying clearing institution and subject to a right of offset allowed by a legally enforceable master netting agreement or a central counterparty’s clearing rules.
Securities lending and borrowing transactions
Securities borrowed and securities loaned that are cash-collateralized are included in the consolidated balance sheets at amounts equal to the cash advanced or received. If securities received as collateral in a securities lending and borrowing transaction may be sold or repledged, they are recorded as securities received as collateral in the consolidated balance sheet and a corresponding liability to return the security is recorded. Securities lending transactions against non-cash collateral in which the Group has the right to resell or repledge the collateral received are recorded at the fair value of the collateral initially received. For securities lending transactions, the Group receives cash or securities collateral in an amount generally in excess of the market value of securities lent. The Group monitors the fair value of securities borrowed and loaned on a daily basis with additional collateral obtained as necessary.
Fees and interest received or paid are recorded in interest and dividend income and interest expense, respectively, on an accrual basis. If the fair value basis of accounting is elected, any resulting change in fair value is reported in trading revenues. Accrued interest income and expense are recorded in the same manner as under the accrual method.
Transfers of financial assets
Transfers of financial assets may involve the sale of these assets to special purpose entities (SPEs), which in turn issue securities to investors. The Group values its beneficial interests in such SPEs at fair value using quoted market prices, if such positions are traded on an active exchange or financial models that incorporate observable and unobservable inputs.
> Refer to “Note 35 – Transfers of financial assets and variable interest entities” for further information on the Group’s transfer activities.
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
For derivatives that are designated and qualify as fair value hedges, the carrying values of the underlying hedged items are adjusted to fair value for the risk being hedged. Changes in the fair value of these derivatives are recorded in the same line item of the consolidated statements of operations used to present the changes in the fair value of the hedged item.
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
Debt securities where the Group has the positive intent and ability to hold such securities to maturity are classified as such and are carried at amortized cost, net of any unamortized premium or discount. Debt securities classified as held-to-maturity require an assessment of the current expected credit loss (CECL) at the reporting date.
Debt securities classified as available-for-sale are carried at fair value. Unrealized gains and losses, which represent the difference between fair value and amortized cost, are recorded in AOCI. Amounts reported in AOCI are net of income taxes.
Debt securities classified as available-for-sale are impaired if there is a decline in fair value below amortized cost basis. If the Group intends to sell an impaired security or more likely than not will be required to sell such a security before recovering its amortized cost basis, the entire difference between the amortized cost basis and fair value is recognized as a credit loss. However, if the Group does not intend to sell and is not likely to be required to sell, an assessment is made if a decline in fair value of the security is due to credit-related factors or non-credit related factors. Credit-related impairment is recognized in earnings by recording an allowance for credit losses. Any portion of the unrealized loss that relates to non-credit related factors is recognized in AOCI, net of income taxes.
Amortization of premiums or discounts for debt securities is recorded in interest and dividend income using the effective yield method through the maturity date of the security.

Other investments
Other investments include equity method investments, equity securities without a readily determinable fair value, such as hedge funds, private equity securities and certain investments in non-marketable mutual funds for which the Group has neither significant influence nor control over the investee, and real estate held-for-investment.
Equity method investments are investments for which the Group has the ability to significantly influence the operating and financial policies. Significant influence is typically characterized by ownership of 20% to 50% of the voting stock or in-substance common stock of a corporation or 3% to 5% or more of limited partnership interests. Equity method investments are accounted for under the equity method of accounting or the fair value option, which the Group has elected to apply for selected equity method investments. Under the equity method of accounting, the Group’s proportionate share of the profit or loss, and any impairment on the investee, if applicable, is reported in other revenues. Under the fair value option, changes in fair value are reported in other revenues.
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
A loan is classified as non-performing and thus considered credit impaired no later than when the contractual payments of principal and/or interest are more than 90 days past due except for subprime residential loans which are classified as non-performing no later than when the contractual payments of principal and/or interest are more than 120 days past due. The additional 30 days ensure that these loans are not incorrectly assessed as non-performing during the time when servicing of them typically is being transferred. However, management may determine that a loan should be classified as non-performing notwithstanding that contractual payments of principal and/or interest are less than 90 days past due or, in the case of subprime residential loans, 120 days past due. In addition, the Group continues to add accrued interest receivable to the loan’s balance for collection purposes; however, a credit provision is recorded, resulting in no interest income recognition.
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
Amortization of deferred fees and premiums and discounts ceases while a loan is deemed to be non-performing or non-interest-earning.
Loans that are modified in a troubled debt restructuring are reported as restructured loans. Generally, a restructured loan would have been considered credit-impaired prior to the restructuring. Loans modified in a troubled debt restructuring are no longer considered credit-impaired in the years following the restructuring if the restructured loan carries an interest rate that is equal to or greater than the rate the Group was willing to accept at the time of the restructuring for a loan with comparable risk and the loan is not credit-impaired based on the terms specified by the restructuring agreement. Loans that have been restructured in a troubled debt restructuring and are performing according to the new terms continue to accrue interest. Loan restructurings may include the receipt of assets in satisfaction of the loan, the modification of loan terms (e.g., reduction of interest rates, extension of maturity dates at a stated interest rate lower than the current market rate for new loans with similar risk, or reduction in principal amounts and/or accrued interest balances) or a combination of both.
Potential problem loans are credit-impaired loans where contractual payments have been received according to schedule, but where doubt exists as to the collection of future contractual payments. Potential problem loans continue to accrue interest.
> Refer to “Note 19 – Loans” for further information.
Credit losses on financial instruments measured at amortized cost
The credit loss requirements apply to financial assets measured at amortized cost including loans held-to-maturity, net investments in leases as a lessor as well as off-balance sheet credit exposures, such as irrevocable loan commitments, and credit guarantees. The credit loss requirements are based on a forward-looking, lifetime CECL model by incorporating reasonable and supportable forecasts of future economic conditions available at the reporting date. The CECL amounts are estimated over the contractual term of the financial assets taking into account the effect of prepayments. This requires considerable judgment over how changes in macroeconomic factors as well as changes in forward-looking borrower-specific characteristics will affect the CECL amounts.
The Group measures expected credit losses of financial assets on a collective (pool) basis when similar risk characteristics exist. For financial assets that do not share similar risk characteristics, expected credit losses are evaluated on an individual basis. CECL amounts are probability-weighted estimates of potential credit losses based on historical frequency, current trends and conditions as well as forecasted macroeconomic factors, such as gross domestic product, unemployment rates and interest rates.
For financial assets that are performing at the reporting date, the allowance for credit losses is generally measured using a probability of default/loss given default approach under which both probability of default (PD), loss given default (LGD) and exposure at default (EAD) are estimated. For financial assets that are credit-impaired at the reporting date, the Group generally applies a discounted cash flow approach to determine the difference between the gross carrying amount and the present value of estimated future cash flows.
An allowance for credit losses is deducted from the amortized cost basis of the financial asset. Changes in the allowance for credit losses are recorded in the consolidated statement of operations in provision for credit losses or, if related to provisions on past due interest, in net interest income.
For undrawn irrevocable loan commitments, the present value is calculated based on the difference between the contractual cash flows that are due to the Group if the commitment is drawn and the cash flows that the Group expects to receive, in order to estimate the provision for expected credit losses. For credit guarantees, expected credit losses are recognized for the contingency of the credit guarantee. Provisions for off-balance sheet credit exposures are recognized as a provision in other liabilities in the consolidated balance sheets.
Write-off of a financial asset occurs when it is considered certain that there is no possibility of recovering the outstanding principal. If the amount of loss on write-off is greater than the accumulated allowance for credit losses, the difference results in an additional credit loss. The additional credit loss is first recognized as an addition to the allowance; the allowance is then applied against the gross carrying amount. Any repossessed collateral is initially measured at fair value. The subsequent measurement depends on the nature of the collateral. Any uncollectible accrued interest receivable is written off by reversing the related interest income.
Expected recoveries on financial assets previously written off or assessed/planned to be written off have to be reflected in the allowance for credit losses; for this purpose, the amount of expected recoveries cannot exceed the aggregate amounts previously written off or assessed/planned to be written off. Accordingly, expected recoveries from financial assets previously written off may result in an overall negative allowance for credit loss balance. Prior to January 2020, the allowance for credit losses reflected probable incurred credit losses.
> Refer to “Note 20 – Financial instruments measured at amortized cost and credit losses” for further information.
Loans held-for-sale
Loans, which the Group intends to sell in the foreseeable future, are considered held-for-sale and are carried at the lower of amortized cost or market value determined on either an individual method basis, or in the aggregate for pools of similar loans if sold or securitized as a pool. Loans held-for-sale are included in other assets. Adjustments to the lower of amortized cost basis or fair value are presented as a valuation allowance and recorded in other revenue.
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
> Refer to “Note 23 – Other assets and other liabilities”, “Note 24 – Leases” and “Note 26 – Long-term debt” for further information.
Options that permit the Group to extend or terminate a lease are only included in the measurement of right-of-use assets and lease liabilities when it is reasonably certain that the Group would exercise the extension option or would not exercise the termination option. Lease payments, which depend on an index or a referenced rate, are considered unavoidable and are included in the lease liabilities using the index or rate as of the lease commencement date. Other variable lease payments, as well as subsequent changes in an index or referenced rate, are excluded from the lease liabilities. The Group’s incremental borrowing rate, which is used in determining the present value of lease payments, is derived from information available at the lease commencement date.
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
> Refer to “Note 19 – Loans”, “Note 20 – Financial instruments measured at amortized cost and credit losses” and “Note 24 – Leases” for further information.
For operating leases under lessor arrangements, the Group continues to recognize the underlying asset and depreciates the asset over its estimated useful life. Lease income is recognized in other income on a straight-line basis over the lease term.
Recognition of an impairment on non-financial assets
The Group evaluates premises, equipment, right-of-use assets and finite intangible assets for impairment at least annually and whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The impairment assessment is performed for a group of assets for which largely separate cash flows can be identified. Where the carrying amount for the group of assets exceeds the recoverable amount, the group of assets is considered impaired and an impairment is recorded in general and administrative expenses. Recognition of an impairment on such assets establishes a new cost base, which is not adjusted for subsequent recoveries in value.
Customer deposits
Customer deposits represent funds held from customers (both retail and commercial) and banks and consist of interest-bearing demand deposits, savings deposits and time deposits. Interest is accrued based on the contractual provisions of the deposit contract.
Long-term debt
Total long-term debt is composed of debt issuances that do not contain derivative features as well as hybrid debt. Hybrid debt includes capital instruments as well as those issued as part of the Group’s structured product activities. Long-term debt includes both Swiss franc and foreign currency denominated fixed and variable rate bonds.
The Group actively manages interest rate risk and foreign currency risk on vanilla debt through the use of derivative contracts, primarily interest rate and currency swaps. In particular, fixed rate debt is hedged with receive-fixed, pay-floating interest rate swaps, and the Group applies hedge accounting per the guidance of ASC Topic 815 – Derivatives and Hedging.
For capital management purposes, the Group has outstanding hybrid capital instruments in the form of low- and high-trigger tier 1 and tier 2 capital notes, with a write-off or contingent share conversion feature. Typically, these instruments have an embedded derivative that is bifurcated for accounting purposes. The embedded derivative is measured separately and changes in fair value are recorded in trading revenue. The host contract is generally accounted for under the amortized cost method unless the fair value option has been elected and the entire instrument is carried at fair value.

The Group’s long-term debt also includes various equity-linked and other indexed instruments with embedded derivative features, for which payments and redemption values are linked to commodities, stocks, indices, currencies or other assets. The Group elected to account for substantially all of these instruments at fair value.
Changes in the fair value of fair-value option elected instruments are recognized as a component of trading revenues, except for changes in fair value attributed to own credit risk, which is recorded in other comprehensive income (OCI), net of tax, and recycled to trading revenue when the debt is de-recognized.
Guarantees
In cases where the Group acts as a guarantor, the Group recognizes in other liabilities, at the inception of a guarantee, a liability for the fair value of the obligations undertaken in issuing such a guarantee, including its ongoing obligation to perform over the term of the guarantee in the event that certain events or conditions occur. Contingent obligations under issued guarantees not related to a financial obligation such as performance guarantees and non-financial standby letters of credit are assessed for the probability of loss on an ongoing basis. Contingent obligations under issued guarantees related to a financial obligation such as credit guarantees and financial standby letters of credit are assessed for CECL at reporting date.
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
Actuarial gains and losses in excess of 10% of the greater of the PBO or the market value of plan assets are amortized to net periodic pension and other post-retirement benefit costs on a straight-line basis over the average remaining service life of active employees expected to receive benefits. If all or almost all of the participants are inactive, the amortization period is based on the average remaining life expectancy of the inactive participants. Unrecognized prior service costs or credits are amortized over the remaining service period of employees affected by a plan amendment.
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
In June 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2016-13, “Measurement of Credit Losses on Financial Instruments” (ASU 2016-13), creating ASC Topic 326 – Financial Instruments – Credit Losses. ASU 2016-13 is intended to improve financial reporting by requiring timelier recording of credit losses on financial assets measured at amortized cost basis including, but not limited to loans, net investments in leases and off-balance sheet credit exposures. ASU 2016-13 eliminated the probable initial recognition threshold under the previous incurred loss methodology for recognizing credit losses. Instead, ASU 2016-13 requires the measurement of all expected credit losses for financial assets held at the reporting date over the remaining contractual life (considering the effect of prepayments) based on historical experience, current conditions and reasonable and supportable forecasts. The Group has incorporated forward-looking information and macroeconomic factors into its credit loss estimates. ASU 2016-13 requires enhanced disclosures to help investors and other financial statement users to better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of an organization’s portfolio.
In May 2019, the FASB issued ASU 2019-05, “Financial Instruments – Credit Losses” (ASU 2019-05), to provide targeted transition relief upon the adoption of ASU 2016-13. The amendment provided the option to irrevocably elect the fair value option on certain financial assets on transition.
As the Group is a US Securities and Exchange Commission (SEC) filer, ASU 2016-13 and its subsequent amendments were effective for annual reporting periods beginning after December 15, 2019, including interim periods within those annual reporting periods. The Group adopted ASU 2016-13 and its subsequent amendments on January 1, 2020, applying the modified retrospective approach, which resulted in a decrease in retained earnings of CHF  132 million, net of tax, with no significant impact on regulatory capital.
Impact from the adoption of ASC Topic 326 – Financial Instruments – Credit Losses
	Carrying value as of December 31, 2019 (before adoption)		Reclass- ifications		Remeasure- ments	Carrying value as of January 1, 2020 (after adoption)
Assets (CHF million)
Cash and due from banks, net	101,879		–		(1)	101,878
allowance for credit losses	–		–		(1)	(1)
Interest-bearing deposits with banks, net	741		–		(3)	738
allowance for credit losses	–		–		(3)	(3)
Net loans	296,779		–		(187)	296,592
of which reported at fair value	12,662		248	[2]	(84)	12,826
of which reported at amortized cost (amortized cost base)	285,179		(248)	[2]	–	284,931
allowance for credit losses	(946)		–		(103)	(1,049)
Other assets, net	39,609		–		(8)	39,632	[3]
allowance for credit losses – other assets held at amortized cost	(33)	[1]	–		(8)	(41)
Liabilities
Other liabilities	31,043		–		(36)	31,007
of which reported at fair value	7,891		–		7	7,898
of which provisions for expected credit losses on off-balance sheet credit exposures	172		–		(43)	129
Adoption impact before taxes	–		–		(163)	–
Income taxes					31
Adoption impact on retained earnings					(132)
1 In the Annual Report 2019, the allowance for credit losses was reflected in the carrying value of the respective balance sheet position and was not separately disclosed.
2
Reflects the irrevocable election of the fair value option for selected positions, as applicable, in accordance with ASU 2019-05. Reclassifications are made at amortized cost before allowance of credit loss. The related release of the allowance for credit loss as well as the fair value adjustment between the amortized cost basis and the fair value are reflected in the remeasurement column.

3 Includes the adoption impact on deferred tax assets of CHF 31 million, in addition to the CECL pre-tax remeasurements.

ASC Topic 820 – Fair Value Measurement
In August 2018, the FASB issued ASU 2018-13, “Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement” (ASU 2018-13), an update to ASC Topic 820 – Fair Value Measurement. The amendments in ASU 2018-13 removed, modified and added certain disclosure requirements in ASC Topic 820, Fair Value Measurement. ASU 2018-13 is effective for annual reporting periods beginning after December 15, 2019 and for the interim periods within those annual reporting periods. Early adoption was permitted, including in an interim period, for any eliminated or modified disclosure requirements. The Group early adopted the amendments for removing disclosures and the amendments for certain modifying disclosures upon the issuance of ASU 2018-13. The Group adopted the remaining amendments on January 1, 2020. As these amendments related only to disclosures, there was no impact from the adoption of ASU 2018-13 on the Group’s financial position, results of operations or cash flows.
ASC Topic 848 – Reference Rate Reform
In March 2020, the FASB issued ASU 2020-04, “Facilitation of the Effects of Reference Rate Reform on Financial Reporting” (ASU 2020-04), creating ASC Topic 848 - Reference Rate Reform. The amendments in ASU 2020-04 provide optional guidance for a limited period of time to ease the potential burden in accounting for (or recognizing the effects of) reference rate reform on financial reporting. The amendments are elective and apply to contracts, hedging relationships and other transactions that reference the London Interbank Offered Rate (LIBOR) or another reference rate expected to be discontinued because of reference rate reform.
In January 2021, the FASB issued ASU 2021-01, “Reference Rate Reform, Scope” (ASU 2021-01), which expands the scope of ASC Topic 848 to apply certain optional expedients for contract modifications and hedge accounting provided in ASU 2020-04 to derivative instruments that use an interest rate for margining, discounting, or contract price alignment that is modified for reference rate reform. The guidance also applies to derivatives that do not reference LIBOR or other reference rates that are expected to be discontinued.
The amendments may be applied as of March 12, 2020 through December 31, 2022. The Group elected to apply ASU 2020-04 and retrospectively apply ASU 2021-01 during 2020. These elections did not have a material impact on the Group’s financial position, results of operations and cash flows.
Standards to be adopted in future periods
ASC Topic 740 – Income Taxes
In December 2019, the FASB issued ASU 2019-12, “Simplifying the Accounting for Income Taxes” (ASU 2019-12), an update to ASC Topic 740 – Income Taxes. The amendments in ASU 2019-12 eliminate certain exceptions related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the accounting for basis differences when there are changes in foreign ownership. In addition, ASU 2019-12 includes clarification and simplification of other aspects of the accounting for income taxes. The amendments are effective for annual reporting periods beginning after December 15, 2020 and for the interim periods within those annual reporting periods. Early adoption is permitted, including in an interim period. The adoption of ASU 2019-12 on January 1, 2021 did not have a material impact on the Group’s financial position, results of operations or cash flows.
3 Business developments, significant shareholders and subsequent events
Business developments
Organizational structure and restatement
Effective August 1, 2020 the Group created a single, globally integrated Investment Bank division through the combination of its former Global Markets, Investment Banking & Capital Markets and Asia Pacific – Markets businesses to achieve critical scale. The Group also launched a new Sustainability, Research & Investment Solutions (SRI) function at the Executive Board level, underlining the sharpened focus on sustainability. The Group also combined its former Risk Management and Compliance functions into a single integrated Chief Risk and Compliance Officer function to unlock potential global synergies. The Group also revised its allocations for corporate functions and funding costs to align to the new organizational structure.
In addition, Global Trading Solutions (GTS) was created within the Investment Bank through the combination of the businesses of International Trading Solutions (ITS) and Asia Pacific Solutions. GTS is a joint venture among the Investment Bank, International Wealth Management, Swiss Universal Bank and Asia Pacific divisions and provides centralized trading and sales services to institutional and private clients. The methodology applied to allocate GTS results across the four divisions reflects the economic contribution from the client base that each division provides to GTS, as well as the historical performance of the constituting businesses, and combines a fixed allocation and an additional split to each division of any GTS outperformance above the fixed allocation.
The Group centrally manages its funding activities. As part of the process of implementing the Group’s new divisional structure announced on July 30, 2020, the Group recalibrated its methodology for allocating funding costs across the Group to incorporate net stable funding ratio requirements, certain increased HQLA requirements, as well as funding maturity profile developments.
Reflecting these updates, the Group’s financial reporting is now presented as four reporting segments plus the Corporate Center. Prior periods have been restated to conform to the current presentation. These restatements had no impact on the net income/(loss) or the total shareholders’ equity of the Group.
Neue Aargauer Bank integration
In the fourth quarter of 2020, the Group merged the business of its wholly owned subsidiary, Neue Aargauer Bank AG, with Credit Suisse (Schweiz) AG, in order to establish a single brand in the Canton of Aargau. The merger was effected on November 27, 2020 under simplified requirements of the Swiss Merger Act with retroactive effect as of July 1, 2020.
Credit Suisse InvestLab AG
Following the completion of the first step of the combination of the Group’s open architecture investment fund platform Credit Suisse InvestLab AG (InvestLab) and Allfunds Group in September 2019, the Group successfully completed the second and final step of the combination in March 2020 with the transfer of related distribution agreements to Allfunds Group. Other revenues in 2020 included CHF  268 million from this second closing, reflected in net revenues of the Swiss Universal Bank, International Wealth Management and Asia Pacific divisions.
Credit Suisse Founder Securities Limited
In 2020, the Group received approval from the China Securities Regulatory Commission and increased its shareholding in the securities joint venture Credit Suisse Founder Securities Limited to 51% from the previous 33.3% by way of a capital injection and related procedures.
York Capital Management
In the fourth quarter of 2020, York Capital Management (York) informed its investors of a significant change in strategy. As a result, York will focus on longer duration assets such as private equity, private debt and collateralized loan obligations, while winding down its European hedge funds business and primarily managing internal capital in its multi-strategy fund. York’s Asia Pacific business is expected to be spun off as a new and separate hedge fund in 2021, in which the Group intends to have a continuing interest. As a result of this announcement, the Group recorded an impairment of CHF  414 million to the valuation of its noncontrolling interest that it has owned since 2010, recognized in other revenues.
COVID-19 pandemic
The COVID-19 pandemic and the consequences for markets and the global economy affected the Group’s financial performance in 2020, including significant impacts on provision for credit losses, as well as on trading revenues and net interest income as a result of foreign exchange movements and a sharp reduction in US dollar interest rates. The Group continues to closely monitor the COVID-19 pandemic and its effects on its operations and businesses. Should current economic conditions persist or continue to deteriorate, the macroeconomic environment may have an adverse effect on these and other aspects of the Group’s business, operations and financial performance, including decreased client activity or demand for its products.
Significant shareholders
Significant shareholders registered in the share register
The following table includes significant shareholders (including nominees) with holdings in Group shares of at least 5% of the voting rights, which were registered in the share register as of December 31, 2020 and 2019, respectively.
Significant shareholders registered in the share register
	2020			2019
end of	Number of shares (million)	Total nominal value (CHF million)	Share- holding (%)	Number of shares (million)	Total nominal value (CHF million)	Share- holding (%)
Direct shareholders [1]
Chase Nominees Ltd. [2]	323	13	13.21	343	14	13.43
Nortrust Nominees Ltd. [2]	184	7	7.53	163	7	6.37
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
Subsequent event
On March 1, 2021, the boards of the supply chain finance funds managed by certain Group subsidiaries decided to suspend redemptions and subscriptions of those funds to protect the interests of the funds’ investors. On March 4, 2021, the boards decided to terminate those funds and proceed to their liquidation. Those decisions were based on concerns that a substantial part of the funds’ assets was subject to considerable valuation uncertainty. Credit Suisse Asset Management (Schweiz) AG (CSAM) acts as the portfolio manager of these supply chain finance funds. Redemptions and subscriptions of certain other funds managed by CSAM or CSAM subsidiaries that invest in part in these supply chain finance funds have also been suspended.
The assets held by the supply chain finance funds, largely consisting of notes backed by existing and future receivables, were originated and structured by Greensill Capital (UK) Limited or one of its affiliates (Greensill Capital). The last published net asset value of the supply chain finance funds in late February was approximately USD 10 billion in the aggregate. Initial redemption payments totaling USD 3.1 billion across the supply chain finance funds were made to their investors beginning on March 8, 2021. The portfolio manager continues to work to liquidate the remaining assets in the four funds as the receivables comprising the funds’ assets mature. Greensill Capital filed for insolvency in the UK on March 8, 2021, and the portfolio manager is working closely with the administrators of Greensill Capital, Grant Thornton, and with other parties to facilitate this process. However, there remains considerable uncertainty regarding the valuation of a significant part of the remaining assets, including the fact that the portfolio manager has been informed that certain of the notes underlying the funds will not be repaid when they fall due, and the amounts that ultimately will be distributed to investors in respect of the funds.
Group subsidiaries also have collateralized bridge lending and other direct and indirect exposures to Greensill Capital, including exposures relating to certain fund-linked products. With regard to the outstanding collateralized bridge loan of USD 140 million, USD 50 million was recently repaid by the administrators of Greensill Capital, reducing the outstanding amount of the loan to USD 90 million.
The Group continues to analyze these matters, including with the assistance of external counsel and other experts. The Board of Directors has also initiated an investigation of these matters.
It has been decided that as of March 10, 2021, three senior CSAM employees will not be performing their roles for the time being. The payout and vesting of variable compensation of a number of senior employees involved in these matters, up to and including Executive Board members, has been suspended as a measure to ensure that the Group can reconsider the variable compensation for 2020 and are able to apply malus or clawback, if appropriate.
A number of regulatory investigations and actions have been initiated or are being considered in respect of these matters, including by FINMA, one of which is the agreement to a Pillar 2 buffer with Credit Suisse. Furthermore, certain investors have already threatened litigation and, as this matter develops, Credit Suisse may become subject to litigation, disputes or other actions. The priority for Credit Suisse remains the recovery of funds for CSAM’s investors, and the portfolio manager is working closely with the administrators to facilitate this process. Credit Suisse notes that it is reasonably possible that Credit Suisse will incur a loss in respect of these matters, albeit that given the early stage of this process, it is not yet possible to estimate the size of such a reasonably possible loss. However, the ultimate cost to the Group of resolving these matters may be material to its operating results. Credit Suisse might also suffer reputational harm associated with these matters that might cause client departures or loss of assets under management.

4 Segment information
The Group is a global financial services company domiciled in Switzerland and serves its clients through three regionally focused divisions: Swiss Universal Bank, International Wealth Management and Asia Pacific. These regional businesses are supported by the Investment Bank division. Beginning in 2019, the Strategic Resolution Unit ceased to exist as a separate division of the Group. The residual portfolio remaining as of December 31, 2018 is now managed in an Asset Resolution Unit and is separately disclosed within our Corporate Center.
Effective August 1, 2020 the Group created a single, globally-integrated Investment Bank division through the combination of its former Global Markets, Investment Banking & Capital Markets and Asia Pacific – Markets businesses to achieve critical scale. The Group also revised its allocations for corporate functions and funding costs to align to the new organizational structure.
> Refer to “Organizational structure and restatement” in Note 3 – Business developments, significant shareholders and subsequent events – Business developments for further information.
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
■ In the Asia Pacific division delivers an integrated wealth management, financing, underwriting and advisory offering to our target ultra-high-net-worth, entrepreneur and corporate clients. We provide a comprehensive suite of wealth management products and services to our clients in Asia Pacific and provide a broad range of advisory services related to debt and equity underwriting of public offerings and private placements as well as mergers and acquisitions (M&A). Our close collaboration with the Investment Bank supports and enables our wealth management activities in the region through the delivery of holistic, innovative products and tailored advice.
■ The Investment Bank division delivers client-centric sales and trading products, services and solutions across all asset classes and regions as well as advisory, underwriting and financing services. Our range of products and services includes global securities sales, trading and execution, prime brokerage, capital raising and comprehensive corporate advisory services. Additionally, our GTS platform provides centralized trading and sales services to the Group’s other business divisions. Our clients include financial institutions and sponsors, corporations, governments, ultra-high-net-worth individuals, sovereigns and institutional investors.
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
Funding
The Group centrally manages its funding activities. New instruments for funding and capital purposes are primarily issued by Credit Suisse Group AG and are passed on to Credit Suisse AG, the direct bank subsidiary of the Group (the Bank). The Bank lends funds to its operating subsidiaries and affiliates on both a senior and subordinated basis, as needed, the latter typically to meet capital requirements, or as desired by management to capitalize on opportunities. Capital is distributed to the segments considering factors such as regulatory capital requirements, utilized economic capital and the historic and future potential return on capital.
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
Net revenues and income/(loss) before taxes
in	2020	2019	2018
Net revenues (CHF million)
Swiss Universal Bank	5,615	5,905	5,443
International Wealth Management	4,837	5,816	5,320
Asia Pacific	3,155	3,029	2,759
Investment Bank	9,098	8,161	8,004
Strategic Resolution Unit [1]	–	–	(708)
Corporate Center	(316)	(427)	102
Net revenues	22,389	22,484	20,920
Income/(loss) before taxes (CHF million)
Swiss Universal Bank	2,104	2,573	1,991
International Wealth Management	1,052	2,065	1,610
Asia Pacific	828	922	632
Investment Bank	1,655	1,026	818
Strategic Resolution Unit [1]	–	–	(1,381)
Corporate Center	(2,172)	(1,866)	(298)
Income before taxes	3,467	4,720	3,372
1
Beginning in 2019, the Strategic Resolution Unit ceased to exist as a separate division of the Group. The residual portfolio remaining as of December 31, 2018 is now managed in an Asset Resolution Unit and is separately disclosed within the Corporate Center.

Total assets
end of	2020	2019
Total assets (CHF million)
Swiss Universal Bank	261,465	249,829
International Wealth Management	95,206	91,277
Asia Pacific	67,356	73,719
Investment Bank	270,488	266,257
Corporate Center	111,307	106,213
Total assets	805,822	787,295
Net revenues and income/(loss) before taxes by geographical location
in	2020	2019	2018
Net revenues (CHF million)
Switzerland	7,719	8,434	7,646
EMEA	3,885	1,962	1,686
Americas	7,614	9,103	8,731
Asia Pacific	3,171	2,985	2,857
Net revenues	22,389	22,484	20,920
Income/(loss) before taxes (CHF million)
Switzerland	1,770	2,985	1,924
EMEA	(124)	(1,786)	(2,082)
Americas	1,577	3,409	3,452
Asia Pacific	244	112	78
Income before taxes	3,467	4,720	3,372
The designation of net revenues and income/(loss) before taxes is based on the location of the office recording the transactions. This presentation does not reflect the way the Group is managed.
Total assets by geographical location
end of	2020	2019
Total assets (CHF million)
Switzerland	262,034	242,991
EMEA	159,661	144,888
Americas	287,619	305,328
Asia Pacific	96,508	94,088
Total assets	805,822	787,295
The designation of total assets by region is based upon customer domicile.

5 Net interest income
in	2020	2019	2018
Net interest income (CHF million)
Loans	5,733	7,179	6,770
Investment securities	3	9	80
Trading assets	5,816	7,340	7,131
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	1,596	2,926	2,856
Other	771	2,730	2,776
Interest and dividend income	13,919	20,184	19,613
Deposits	(1,113)	(3,055)	(2,287)
Short-term borrowings	(166)	(409)	(359)
Trading liabilities	(2,658)	(3,513)	(3,453)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(907)	(1,668)	(1,877)
Long-term debt	(2,753)	(3,412)	(3,816)
Other	(374)	(1,110)	(812)
Interest expense	(7,971)	(13,167)	(12,604)
Net interest income	5,948	7,017	7,009
6 Commissions and fees
in	2020	2019	2018
Commissions and fees (CHF million)
Lending business	1,631	1,687	1,931
Investment and portfolio management	3,187	3,438	3,582
Other securities business	66	63	48
Fiduciary business	3,253	3,501	3,630
Underwriting	2,255	1,564	1,718
Brokerage	3,244	2,893	2,813
Underwriting and brokerage	5,499	4,457	4,531
Other services	1,470	1,513	1,798
Commissions and fees	11,853	11,158	11,890
7 Trading revenues
in	2020	2019	2018
Trading revenues (CHF million)
Interest rate products	(1)	96	757
Foreign exchange products	2,473	668	367
Equity/index-related products	422	1,071	(307)
Credit products	192	(513)	(97)
Commodity and energy products	132	144	102
Other products	77	273	(198)
Trading revenues	3,295	1,739	624
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
8 Other revenues
in	2020	2019	2018
Other revenues (CHF million)
Noncontrolling interests without SEI	0	0	(2)
Loans held-for-sale	(34)	(14)	(4)
Long-lived assets held-for-sale	26	252	39
Equity method investments	(254)	232	228
Other investments	769	1,141	337
Other	786	959	799
Other revenues	1,293	2,570	1,397
Negative other revenues from equity method investments of CHF  254 million primarily reflected an impairment of CHF  414 million relating to the Group’s equity investment in York. It also included a gain of CHF  268 million from the second and final step of the combination of InvestLab and Allfunds Group in the first quarter of 2020 as well as a revaluation gain of CHF  127 million from the Group’s equity investment in Allfunds Group in the fourth quarter of 2020.
Other revenues from other investments in 2020 of CHF  769 million included a revaluation gain of CHF  158 million from the Group’s equity investment in SIX Swiss Exchange (SIX) Group AG as well as a revaluation gain of CHF  134 million from the Group’s equity investment in Pfandbriefbank. In 2019 other investments of CHF  1,141 million included a revaluation gain of CHF  498 million from the Group’s equity investment in SIX Group AG as well as CHF  327 million from the first closing of the transfer of InvestLab to Allfunds Group.
> Refer to “Note 18 – Other investments” for further information.
9 Provision for credit losses
in	2020	2019	2018
Provision for credit losses (CHF million)
Loans held at amortized cost	863	284	201
Other financial assets held at amortized cost	24	11	0
Off-balance sheet credit exposures	209	29	44
Provision for credit losses	1,096	324	245
10 Compensation and benefits
in	2020	2019	2018
Compensation and benefits (CHF million)
Salaries and variable compensation	8,401	8,608	8,220
Social security	653	642	652
Other [1]	836	786	748
Compensation and benefits	9,890	10,036	9,620
1
Includes pension-related expenses of CHF 517 million, CHF 437 million and CHF 411 million in 2020, 2019 and 2018, respectively, relating to service costs for defined benefit pension plans and employer contributions for defined contribution plans.

11 General and administrative expenses
in	2020	2019	2018
General and administrative expenses (CHF million)
Occupancy expenses	982	1,090	964
IT, machinery and equipment	1,428	1,343	1,174
Provisions and losses	1,261	640	425
Travel and entertainment	152	337	338
Professional services	1,546	1,712	1,803
Amortization and impairment of other intangible assets	8	10	9
Other [1]	1,146	996	1,085
General and administrative expenses	6,523	6,128	5,798
1
Includes pension-related expenses/(credits) of CHF (159) million, CHF (204) million and CHF  (208) million in 2020, 2019 and 2018, respectively, relating to certain components of net periodic benefit costs for defined benefit plans.

12 Restructuring expenses
In connection with the key strategic growth initiatives announced in July 2020, restructuring expenses of CHF  157 million were recognized in 2020. Restructuring expenses may include severance expenses, expenses in connection with the acceleration of certain deferred compensation awards, pension expenses and real estate contract termination costs.
Restructuring expenses by type
in	2020	2019	2018
Restructuring expenses by type (CHF million)
Compensation and benefits-related expenses	107	–	246
of which severance expenses	69	–	169
of which accelerated deferred compensation	38	–	77
General and administrative-related expenses	50	–	380
of which pension expenses	38	–	74
Total restructuring expenses	157	–	626
Restructuring liabilities
	2020			2019					2018
in	Compen- sation and benefits	General and administrative expenses	Total	Compen- sation and benefits		General and administrative expenses		Total	Compen- sation and benefits	General and administrative expenses	Total
Restructuring liabilities (CHF million)
Balance at beginning of period	–	–	–	156		190		346	196	110	306
Net additional charges [1]	69	6	75	–		–		–	169	219	388
Reclassifications	–	–	–	(156)	[2]	(190)	[3]	(346)	–	–	–
Utilization	(19)	(4)	(23)	–		–		–	(209)	(139)	(348)
Balance at end of period	50	2	52	–		–		–	156	190	346
1
The following items for which expense accretion was accelerated in 2020 and 2018 due to the restructuring of the Group are not included in the restructuring liabilities: unsettled share-based compensation of CHF 27 million and CHF 56 million, respectively; unsettled pension obligations of CHF 38 million and CHF 74 million, respectively, which remain classified as pension provisions; unsettled cash-based deferred compensation of CHF 11 million and CHF 21 million, respectively, which remain classified as compensation liabilities; and accelerated accumulated depreciation and impairment of CHF 6 million and CHF 87 million, respectively, which remain classified as premises and equipment. The settlement date for the unsettled share-based compensation remains unchanged at three years.

2 In 2019, CHF 97 million was transferred to litigation provisions and CHF 59 million was transferred to other liabilities.
3 In 2019, CHF 167 million was transferred to right-of-use assets in accordance with ASU 2016-02 and CHF 23 million to other liabilities.
13 Earnings per share
in	2020	2019	2018
Basic net income/(loss) attributable to shareholders (CHF million)
Net income attributable to shareholders for basic earnings per share	2,669	3,419	2,024
Net income attributable to shareholders for diluted earnings per share	2,669	3,419	2,024
Weighted-average shares outstanding (million)
For basic earnings per share available for common shares	2,457.0	2,524.2	2,574.2
Dilutive share options and warrants	1.8	2.7	3.0
Dilutive share awards	67.6	59.9	53.8
For diluted earnings per share available for common shares [1]	2,526.4	2,586.8	2,631.0
Earnings/(loss) per share available for common shares (CHF)
Basic earnings per share available for common shares	1.09	1.35	0.79
Diluted earnings per share available for common shares	1.06	1.32	0.77
1
Weighted-average potential common shares relating to instruments that were not dilutive for the respective periods (and therefore not included in the diluted earnings per share calculation above) but could potentially dilute earnings per share in the future were 6.2 million, 7.9 million and 8.7 million for 2020, 2019 and 2018, respectively.

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
Contracts with customers and disaggregation of revenues
in	2020	2019	2018
Contracts with customers (CHF million)
Investment and portfolio management	3,187	3,438	3,582
Other securities business	66	63	48
Underwriting	2,255	1,564	1,718
Brokerage	3,242	2,891	2,829
Other services	1,475	1,521	1,902
Total revenues from contracts with customers	10,225	9,477	10,079
The table above differs from “Note 6 – Commissions and fees” as it includes only those contracts with customers that are in scope of ASC Topic 606 – Revenue from Contracts with Customers.
Contract balances
end of	2020	2019
Contract balances (CHF million)
Contract receivables	1,001	880
Contract liabilities	48	53
Contract balances
in	4Q20	3Q20	2Q20	1Q20
Revenue recognized (CHF million)
Revenue recognized in the reporting period included in the contract liabilities balance at the beginning of period	7	12	12	11
The Group did not recognize any revenues in the reporting period from performance obligations satisfied in previous periods.
There were no material net impairment losses on contract receivables in 2020, 2019 or 2018. The Group did not recognize any contract assets during 2020, 2019 or 2018.
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

15 Securities borrowed, lent and subject to repurchase agreements
end of	2020	2019
Securities borrowed or purchased under agreements to resell (CHF million)
Central bank funds sold and securities purchased under resale agreements	53,910	78,835
Deposits paid for securities borrowed	25,223	28,162
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	79,133	106,997
Securities lent or sold under agreements to repurchase (CHF million)
Central bank funds purchased and securities sold under repurchase agreements	19,736	21,741
Deposits received for securities lent	4,115	5,792
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	23,851	27,533
Repurchase and reverse repurchase agreements represent collateralized financing transactions used to earn net interest income, increase liquidity or facilitate trading activity. These instruments are collateralized principally by government securities, money market instruments and corporate bonds and have terms ranging from overnight to a longer or unspecified period of time.
In the event of counterparty default, the reverse repurchase agreement or securities lending agreement provides the Group with the right to liquidate the collateral held. In the Group’s normal course of business, a significant portion of the collateral received that may be sold or repledged has been sold or repledged as of December 31, 2020 and 2019.
16 Trading assets and liabilities
end of	2020	2019
Trading assets (CHF million)
Debt securities	64,395	66,994
Equity securities	63,237	64,542
Derivative instruments [1]	25,531	17,731
Other	4,175	4,530
Trading assets	157,338	153,797
Trading liabilities (CHF million)
Short positions	28,126	24,714
Derivative instruments [1]	17,745	13,472
Trading liabilities	45,871	38,186
1 Amounts shown after counterparty and cash collateral netting.
end of	2020	2019
Cash collateral on derivatives instruments – netted (CHF million) [1]
Cash collateral paid	26,815	20,695
Cash collateral received	16,795	14,633
Cash collateral on derivatives instruments – not netted (CHF million) [2]
Cash collateral paid	7,741	4,570
Cash collateral received	7,831	7,457
1 Recorded as cash collateral netting on derivative instruments in Note 28 – Offsetting of financial assets and financial liabilities.
2 Recorded as cash collateral on derivative instruments in Note 23 – Other assets and other liabilities.

17 Investment securities
end of	2020	2019
Investment securities (CHF million)
Debt securities available-for-sale	607	1,006
Total investment securities	607	1,006
Investment securities by type
	2020				2019
end of	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Investment securities by type (CHF million)
Swiss federal, cantonal or local government entities	3	0	0	3	2	0	0	2
Foreign governments	0	0	0	0	163	8	0	171
Corporate debt securities	593	11	0	604	807	28	2	833
Debt securities available-for-sale	596	11	0	607	972	36	2	1,006
Gross unrealized losses on debt securities and the related fair value
	Less than 12 months		12 months or more		Total
end of	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
2019 (CHF million)
Corporate debt securities	204	2	0	0	204	2
Debt securities available-for-sale	204	2	0	0	204	2
Proceeds from sales, realized gains and realized losses from debt securities available-for-sale
in	2020	2019	2018
Sales of debt securities available-for-sale (CHF million)
Proceeds from sales	629	6	255
Realized gains	42	0	8
Amortized cost, fair value and average yield of debt securities
end of	Amortized cost	Fair value	Average yield (in %)
2020 (CHF million, except where indicated)
Due within 1 year	149	149	0.26
Due from 1 to 5 years	2	2	3.75
Due from 5 to 10 years	445	456	(0.01)
Debt securities available-for-sale	596	607	0.07
Allowance for credit losses on debt securities available-for-sale
A credit loss exists if there is a decline in fair value of the security below the amortized cost as a result of the non-collectability of the amounts due in accordance with the contractual terms.
An allowance for expected credit losses is recorded in the consolidated statement of operations in provision for credit losses and the non-credit-related losses are recorded in AOCI. Subsequent improvements in the estimated credit losses are immediately recorded in the consolidated statement of operations as a reduction in allowance and credit loss expense. A security is written off if it is considered certain that there is no possibility of recovering the outstanding principal. As of the end of 2020, the Group had no allowance for credit losses on debt securities available-for-sale.

18 Other investments
end of	2020	2019
Other investments (CHF million)
Equity method investments	2,631	2,367
Equity securities (without a readily determinable fair value) [1]	1,779	2,148
of which at net asset value	113	409
of which at measurement alternative	359	274
of which at fair value	1,278	1,434
of which at cost less impairment	29	31
Real estate held-for-investment [2]	82	99
Life finance instruments [3]	920	1,052
Total other investments	5,412	5,666
1
Includes private equity, hedge funds and restricted stock investments as well as certain investments in non-marketable mutual funds for which the Group has neither significant influence nor control over the investee.

2
As of the end of 2020 and 2019, real estate held for investment included foreclosed or repossessed real estate of CHF  16 million and CHF  24 million, respectively, of which CHF  13 million and CHF  10 million, respectively, were related to residential real estate.

3 Includes single premium immediate annuity contracts.
Accumulated depreciation related to real estate held-for-investment amounted to CHF  35 million, CHF  34 million and CHF  31 million for 2020, 2019 and 2018, respectively.
An impairment of CHF  1 million was recorded on real estate held-for-investments in 2020. No impairments were recorded on real estate held-for-investments in 2019 and 2018, respectively.
Equity securities at measurement alternative
in / end of	2020	Cumulative	2019
Impairments and adjustments (CHF million)
Impairments and downward adjustments	(17)	(25)	(1)
Upward adjustments	137	147	11
> Refer to “Note 36 – Financial instruments” for further information on such investments.
In the second quarter of 2020, as a result of a corporate action by Pfandbriefbank, the Group has revalued the shares it holds in Pfandbriefbank under the measurement alternative principle in accordance with US GAAP in respect of this equity investment.
Following the completion of the first step of the combination of our open architecture investment fund platform InvestLab and Allfunds Group in September 2019, the Group successfully completed the second and final step of the combination in March 2020 with the transfer of related distribution agreements to Allfunds Group. The investment is accounted for as an equity method investment.
In December 2019, Credit Suisse completed a review of the accounting treatment of the shares that it holds in SIX Group AG and elected fair value accounting under US GAAP in respect of this equity investment.
In the fourth quarter of 2020, York informed its investors of a significant change in strategy. As a result, York will focus on longer duration assets such as private equity, private debt and collateralized loan obligations, while winding down its European hedge funds business and primarily managing internal capital in its multi-strategy fund. York’s Asia Pacific business is expected to be spun off as a new and separate hedge fund in 2021, in which the Group intends to have a continuing interest. As a result of this announcement, the Group recorded an impairment of CHF  414 million to the valuation of its equity method investment.

19 Loans
The Group’s loan portfolio is classified into two portfolio segments, consumer loans and corporate & institutional loans. Consumer loans are disaggregated into the classes of mortgages, loans collateralized by securities and consumer finance. Corporate & institutional loans are disaggregated into the classes of real estate, commercial and industrial loans, financial institutions, and governments and public institutions.
For financial reporting purposes, the carrying values of loans and related allowance for loan losses are presented in accordance with US GAAP and are not comparable with the regulatory credit risk exposures presented in our disclosures required under Pillar 3 of the Basel framework.
Loans
end of	2020	2019
Loans (CHF million)
Mortgages [1]	111,270	109,671
Loans collateralized by securities [1]	51,789	56,425
Consumer finance	4,888	4,401
Consumer	167,947	170,497
Real estate	29,045	29,220
Commercial and industrial loans [1]	74,097	73,495
Financial institutions	19,072	20,367
Governments and public institutions	3,378	4,262
Corporate & institutional	125,592	127,344
Gross loans	293,539	297,841
of which held at amortized cost	282,131	285,179
of which held at fair value	11,408	12,662
Net (unearned income)/deferred expenses	(95)	(116)
Allowance for credit losses	(1,536)	(946)
Net loans	291,908	296,779
Gross loans by location
Switzerland	168,589	163,133
Foreign	124,950	134,708
Gross loans	293,539	297,841
Impaired loans
Non-performing loans	1,666	1,250
Non-interest-earning loans	375	260
Non-accrual loans	2,041	1,510
Restructured loans	313	350
Potential problem loans	843	266
Other impaired loans	1,156	616
Gross impaired loans [2]	3,197	2,126
1
Certain corporate & institutional loans have been reclassified to consumer loans following the application of a look-through approach with regard to beneficial owners. The prior period has been reclassified to conform to the current presentation.

2
As of December 31, 2020 and 2019, CHF 180 million and CHF 208 million, respectively, were related to consumer mortgages secured by residential real estate for which formal foreclosure proceedings according to local requirements of the applicable jurisdiction were in process.

In accordance with Group policies, impaired loans include non-accrual loans, comprised of non-performing loans and non-interest-earning loans, as well as restructured loans and potential problem loans.
> Refer to “Loans” in Note 1 – Summary of significant accounting policies for further information on loans and categories of impaired loans.
> Refer to “Note 20 – Financial instruments measured at amortized cost and credit losses” for further information on loans held at amortized cost.

20 Financial instruments measured at amortized cost and credit losses
This disclosure provides an overview of the Group’s balance sheet positions that include financial assets carried at amortized cost that are subject to the CECL accounting guidance, effective since January 1, 2020. It includes the following sections:
■ Allowance for credit losses (including the methodology for estimating expected credit losses in non-impaired and impaired financial assets and current-period estimates);
■ Credit quality information (including monitoring of credit quality and internal ratings);
■ Past due financial assets;
■ Non-accrual financial assets;
■ Collateral-dependent financial assets;
■ Off-balance sheet credit exposure; and
■ Troubled debt restructurings and modifications.
As of December 31, 2020, the Group had no notable balances of purchased financial assets with more than insignificant credit deterioration since origination.
> Refer to “Note 1 – Summary of significant accounting policies” for further information on the accounting of financial assets and off-balance sheet credit exposure subject to the CECL accounting guidance.
Overview of financial instruments measured at amortized cost – by balance sheet position
end of	Amortized cost basis	[1]	Allowance for credit losses	Net carrying value
2020 (CHF million)
Cash and due from banks	138,593		(6)	138,587
Interest-bearing deposits with banks	1,303	[2]	(5)	1,298
Securities purchased under resale agreements and securities borrowing transactions	21,139		0	21,139
Loans	282,036	[2,3]	(1,536)	280,500
Brokerage receivables	35,942	[2]	(1)	35,941
Other assets	15,394		(43)	15,351
Total	494,407		(1,591)	492,816
1 Net of unearned income/deferred expenses, as applicable.
2
Excludes accrued interest in the total amount of CHF 351 million, with no related allowance for credit losses. Of the accrued interest balance, CHF 1 million relates to interest-bearing deposits with banks, CHF 334 million to loans and CHF 16 million to brokerage receivables. These accrued interest balances are reported in other assets.

3 Includes endangered interest of CHF 88 million on non-accrual loans which are reported as part of the loans' amortized cost balance.
Allowance for credit losses
Estimating expected credit losses – overview
The following key elements and processes of estimating expected credit losses apply to the Group’s major classes of financial assets held at amortized cost.
Expected credit losses on non-impaired credit exposures
Expected credit loss models for non-impaired credit exposures have three main inputs: (i) probability of default (PD), (ii) loss given default (LGD) and (iii) exposure at default (EAD). These parameters are derived from internally developed statistical models which are based on historical data and leverage regulatory models under the advanced internal rating-based approach. Expected credit loss models use forward-looking information to derive point-in-time estimates of forward-looking term structures.
PD estimates are based on statistical rating models and tailored to various categories of counterparties and exposures. These statistical rating models are based on internally and externally compiled data comprising both quantitative and qualitative factors. A migration of a counterparty or exposure between rating classes generally leads to a change in the estimate of the associated PD. Lifetime PDs are estimated considering the expected macroeconomic environment and the contractual maturities of exposures, adjusted for estimated prepayment rates where applicable.
LGD estimates the size of the expected loss that may arise on a credit exposure in the event of a default. The Group estimates LGD based on the history of recovery rates of claims against defaulted counterparties, considering, as appropriate, factors such as differences in product structure, collateral type, seniority of the claim, counterparty industry and recovery costs of any collateral that is integral to the financial asset. Certain LGD values are also calibrated to reflect the expected macroeconomic environment.
EAD represents the expected amount of credit exposure in the event of a default. It reflects the current drawn exposure with a counterparty and an expectation regarding the future evolution of the credit exposure under the contract or facility, including amortization and prepayments. The EAD of a financial asset is the gross carrying amount at default, which is modeled based on historical data by applying a term structure and considering portfolio-specific factors such as the drawn amount as of the reporting date, the facility limit, amortization schedules, financial collateral and product type. For certain financial assets, the Group determines EAD by modeling the range of possible exposure outcomes at various points in time using scenario and statistical techniques.
Where a relationship to macroeconomic indicators is statistically sound and in line with economic expectations, the parameters are modeled accordingly, incorporating the Group’s forward looking forecasts and applying regional segmentations where appropriate.
The Group’s macroeconomic and market variable forecasts for the CECL scenarios cover a five-year time horizon. For periods beyond that reasonable and supportable forecast period, the Group immediately reverts to average economic environment variables as model input factors.
Alternative qualitative estimation approaches are used for certain products. For lombard loans (including share-backed loans), the PD/LGD approach used does not consider the Group’s forward looking forecasts as these are not meaningful for the estimate of expected credit losses in light of the short time-frame considered for closing out positions under daily margining arrangements. For international private residential mortgages and securitizations, the Group applies qualitative approaches where credit specialists follow a structured process and use their expertise and judgment to determine the CECL amounts.
The Group measures expected credit losses considering the risk of default over the maximum contractual period (including any borrower’s extension options) during which it is exposed to credit risk, even if the Group considers a longer period for risk management purposes. The maximum contractual period extends to the date at which the Group has the right to require repayment of an advance or terminate an irrevocable loan commitment or a credit guarantee.
Expected credit losses on impaired credit exposures
Expected credit losses for individually impaired credit exposures are measured by performing an in-depth review and analysis of these exposures, considering factors such as recovery and exit options as well as collateral and the risk profile of the borrower. The individual measurement of expected credit losses for impaired financial assets also considers reasonable and supportable forward-looking information that is relevant to the individual counterparty (idiosyncratic information) and reflective of the macroeconomic environment that the borrower is exposed to, apart from any historical loss information and current conditions. If there are different scenarios relevant for the individual expected credit loss measurement, they are considered on a probability-weighted basis. The related allowance for credit losses is revalued by Credit Risk, at least annually or more frequently, depending on the risk profile of the borrower or credit-relevant events.
For credit-impaired financial assets, the expected credit losses are measured using the present value of estimated future cash flows (unless a practical expedient for collateral-dependent financial assets is applied) and the impaired credit exposures and related allowance are revalued to reflect the passage of time.
For all classes of financial assets, the trigger to detect an impaired credit exposure is non-payment of interest, principal amounts or other contractual payment obligations, or when, for example, the Group may become aware of specific adverse information relating to a counterparty’s ability to meet its contractual obligations, despite the current repayment status of its particular credit facility. For credit exposures where repayment is dependent on collateral, a decrease in collateral values can be an additional trigger to detect an impairment. Additional procedures may apply to specific classes of financial assets as described further below.
Troubled debt restructurings, also referred to as restructured loans, are considered impaired credit exposures in line with the Group’s policies and subject to individual assessment and provisioning for expected credit losses by the Group’s recovery functions. Restructured loans that defaulted again within 12 months from the last restructuring remain impaired or are impaired if they were considered non-impaired at the time of the subsequent default.
Macroeconomic scenarios
The estimation and application of forward-looking information requires quantitative analysis and significant expert judgment. The Group’s estimation of expected credit losses is based on a discounted probability-weighted estimate that considers three future macroeconomic scenarios: a baseline scenario, an upside scenario and a downside scenario. The baseline scenario represents the most likely outcome. The two other scenarios represent more optimistic and more pessimistic outcomes with the downside scenario being more severe than the upside scenario. The scenarios are probability-weighted according to the Group’s best estimate of their relative likelihood based on historical frequency, an assessment of the current business and credit cycles as well as the macroeconomic factor (MEF) trends.
The scenario design team within the Group’s Enterprise Risk Management (ERM) function determines the MEFs and market projections that are relevant for the Group’s three scenarios across the global credit portfolio. The scenario design team formulates the baseline scenario projections used for the CECL calculation from the Group’s global chief investment office in-house economic research forecasts and, where deemed appropriate, from external sources such as the Bloomberg consensus of economist forecasts (covering the views of other investment banks and external economic consultancies), forecasts from nonpartisan think tanks, major central banks and multilateral institutions, such as the International Monetary Fund (IMF), the Organisation for Economic Co-operation and Development (OECD) and the World Bank. For factors where no in-house or credible external forecasts are available, an internal model is used to calibrate the baseline scenario projections. The downside and upside scenarios are derived from these baseline scenario projections. These three scenario projections are subject to a review and challenge process and any feedback from this process is incorporated into the scenario projections by the ERM scenario design team. The CECL scenario design working group is the governance forum. The working group performs an additional review and challenge and subsequently recommends approval of the MEFs and related market projections as well as the occurrence probability weights that are allocated to the baseline, downside and upside scenarios. MEFs and related market projections as well as the scenario occurrence probability weights used for the calculation of CECL are approved by the Senior Management Approval Committee.
Current-period estimate of expected credit losses
The key MEFs used in each of the macroeconomic scenarios for the calculation of the expected credit losses include, but are not limited to, GDP and unemployment rates. These MEFs have been selected based on the portfolios that are most material to the estimation of CECL from a longer term perspective.
As of December 31, 2020, the forecast macroeconomic scenarios were weighted 50% for the baseline, 40% for the downside and 10% for the upside scenario. The forecast range for the increase in Swiss real GDP was 0.1% to 5.4% for 2021 and 0.8% to 4.5% for 2022. The forecast in the baseline scenario for the timing of the recovery of quarterly Swiss real GDP to return to pre-pandemic levels (i.e., the fourth quarter of 2019) was the third quarter of 2021. The forecast range of the increase in the eurozone real GDP was 0.3% to 7.8% for 2021 and 2.8% to 3.9% for 2022. The forecast in the baseline scenario for the timing of the recovery of the quarterly eurozone real GDP to return to pre-pandemic levels was the first quarter of 2023. The forecast range for the increase in US real GDP was 0.5% to 5.2% for 2021 and 2.0% to 5.1% for 2022. The forecast in the baseline scenario for the timing of the recovery of the quarterly US real GDP to return to pre-pandemic levels was the fourth quarter of 2021. The forecast range for the increase in world industrial production was 2.4% to 8.6% for 2021 and 2.9% to 5.9% for 2022. The MEF projections incorporate adjustments to reflect the impact of the COVID-19 pandemic related economic support programs provided by national governments and by central banks. While GDP and industrial production are significant inputs to the forecast models, a range of other inputs are also incorporated for all three scenarios to provide projections for future economic and market conditions. Given the complex nature of the forecasting process, no single economic variable is viewed in isolation or independently of other inputs.
For extreme and statistically rare events which cannot be adequately reflected in CECL models, such as the effects of the COVID-19 pandemic on the global economy, the event becomes the baseline scenario. In the current environment, to address circumstances where in management’s judgment the CECL model outputs are overly sensitive to the effect of economic inputs that lie significantly outside of their historical range, model overlays are applied. These overlays are based on expert judgment and are applied in response to these exceptional circumstances to consider historical stressed losses and industry and counterparty credit level reviews. Overlays have also been used to capture judgment on the economic uncertainty from the lockdowns and other actions directed towards managing the pandemic. As a result of these overlays, provisions for credit losses are not primarily derived from MEF projections.
Interest income attributable to passage of time
For financial assets held at amortized cost for which the Group measures expected credit losses based on the discounted cash flow methodology the entire change in present value is reported in provision for credit losses.
Methodology changes
The probability of default model for commodity trade finance exposures was adjusted during the reporting period to reflect the latest model development analysis and expert feedback. This change has been supported by backtesting results. The impact from this model change has been reflected in the table “Allowance for credit losses – loans held at amortized cost”.
Loans held at amortized cost
The Group’s loan portfolio is classified into two portfolio segments, consumer loans and corporate & institutional loans. The main risk characteristics are described by individual class of financing receivable for each of these portfolio segments:
Consumer loans:
■ Mortgages: includes lending instruments secured by residential real estate; such credit exposure is sensitive to the level of interest rates and unemployment as well as real estate valuation.
■ Loans collateralized by securities: includes lending secured by marketable financial collateral (e.g., equities, bonds, investment funds and precious metals); such credit exposure is sensitive to market prices for securities which impact the value of financial collateral.
■ Consumer finance: includes lending to private individuals such as credit cards, personal loans and leases; such credit exposure is sensitive to MEFs including economic growth, unemployment and interest rates.
Corporate & institutional loans:
■ Real estate: includes lending backed by commercial or income-producing real estate; such credit exposure is sensitive to MEFs including economic growth, unemployment, interest rates and industrial production as well as real estate valuation.
■ Commercial and industrial loans: includes lending to corporate clients including small and medium-sized enterprises, large corporates and multinational clients; such credit exposure is sensitive to MEFs including economic growth, unemployment and industrial production.
■ Financial institutions: includes lending to financial institutions such as banks and insurance companies; such credit exposure is sensitive to MEFs including economic growth and interest rates.
■ Governments and public institutions: includes lending to central government and state-owned enterprises; such credit exposure is sensitive to MEFs including economic growth.
Expected credit losses on impaired loans
In addition to the triggers described further above, loans managed on the Swiss platform are reviewed depending on event-driven developments. All corporate and institutional loans are reviewed at least annually based on the borrower’s financial statements and any indications of difficulties they may experience. Loans that are not impaired, but which are of special concern due to changes in covenants, downgrades, negative financial news and other adverse developments, are either transferred to recovery management or included on a watch list. All loans on the watch list are reviewed at least quarterly to determine whether they should be released, remain on the watch list or be moved to recovery management. For loans in recovery management from the Swiss platform, larger positions are reviewed on a quarterly basis for any event-driven changes. Otherwise, these loans are reviewed at least annually. All loans in recovery management on international platforms are reviewed on at least a monthly basis.
Allowance for credit losses – loans held at amortized cost
	2020				2019			[1]	2018			[1]
	Consumer	Corporate & institutional	Total		Consumer	Corporate & institutional	Total		Consumer	Corporate & institutional	Total
Allowance for credit losses (CHF million)
Balance at beginning of period	241	808	1,049	[2]	187	715	902		220	662	882
Current-period provision for expected credit losses	191	709	900		63	221	284		19	182	201
of which methodology changes	0	(19)	(19)		–	–	–		–	–	–
of which provisions for interest [3]	22	15	37		–	–	–		–	–	–
Gross write-offs	(87)	(238)	(325)		(86)	(213)	(299)		(85)	(184)	(269)
Recoveries	8	5	13		9	16	25		21	37	58
Net write-offs	(79)	(233)	(312)		(77)	(197)	(274)		(64)	(147)	(211)
Provisions for interest	–	–	–		14	28	42		11	19	30
Foreign currency translation impact and other adjustments, net	(35)	(66)	(101)		(1)	(7)	(8)		1	(1)	0
Balance at end of period	318	1,218	1,536		186	760	946		187	715	902
of which individually evaluated	230	636	866		145	464	609		146	462	608
of which collectively evaluated	88	582	670		41	296	337		41	253	294
1 Measured under the previous accounting guidance (incurred loss model).
2
Includes a net impact of CHF 103 million from the adoption of the new CECL guidance and the related election of the fair value option for certain loans on January 1, 2020, of which CHF 55 million is reflected in consumer loans and CHF 48 million in corporate & institutional loans.

3 Represents the current-period net provision for accrued interest on non-accrual loans and lease financing transactions which is recognized as a reversal of interest income.
Gross write-offs of CHF  325 million in 2020 compared to gross write-offs of CHF  299 million in 2019 and were primarily related to corporate & institutional loans in both years. In 2020, gross write-offs in corporate & institutional loans were mainly related to the oil and gas, ship finance, lombard lending, small and medium-sized enterprises, health care and commodity trade finance sectors. Write-offs in consumer loans were mainly related to consumer finance and a share-backed loan. In 2019, gross write-offs in corporate & institutional loans were mainly related to the commodity trade finance, the large Swiss corporates and the small and medium-sized enterprises business areas, the supermarket sector in Europe, lombard loans and an infrastructure development company. Write-offs in consumer loans were mainly related to consumer finance and lombard loans.
Purchases, reclassifications and sales – loans held at amortized cost
	2020			2019			2018
in	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total
CHF million
Purchases [1]	45	2,756	2,801	18	2,478	2,496	0	2,163	2,163
Reclassifications from loans held-for-sale [2]	0	6	6	0	11	11	0	1	1
Reclassifications to loans held-for-sale [3]	18	2,007	2,025	0	3,138	3,138	1	2,351	2,352
Sales [3]	18	1,626	1,644	0	3,001	3,001	1	2,267	2,268
1 Includes drawdowns under purchased loan commitments.
2 Includes loans previously reclassified to held-for-sale that were not sold and were reclassified back to loans held-to-maturity.
3 All loans held at amortized cost which are sold are reclassified to loans held-for-sale on or prior to the date of the sale.

Other financial assets
The Group’s other financial assets include certain balance sheet positions held at amortized cost, each representing its own portfolio segment; they have the following risk characteristics:
■ Cash and due from banks and interest-bearing deposits with banks: includes balances held with banks, primarily cash balances with central banks and nostro accounts; such credit exposure is sensitive to the credit rating and profile of the bank or central bank.
■ Reverse repurchase agreements and securities borrowing transactions: includes lending and borrowing of securities against cash or other financial collateral; such credit exposure is sensitive to the credit rating and profile of the counterparty and relative changes in the valuation of securities and financial collateral.
■ Brokerage receivables: includes mainly settlement accounts with brokers and margin accounts; such credit exposure is sensitive to the credit rating and profile of the counterparty.
■ Other assets: includes mainly cash collateral, accrued interest, fees receivable, mortgage servicing advances and failed purchases; such credit exposure is sensitive to the credit rating and profile of the related counterparty.
Allowance for credit losses – other financial assets held at amortized cost
2020
CHF million
Balance at beginning of period	45
Current-period provision for expected credit losses	24
Gross write-offs	(12)
Recoveries	2
Net write-offs	(10)
Foreign currency translation impact and other adjustments, net	(4)
Balance at end of period	55
of which individually evaluated	17
of which collectively evaluated	38
Credit quality information
Monitoring of credit quality and internal ratings – Overview
The Group monitors the credit quality of financial assets held at amortized cost through its credit risk management framework, which provides for the consistent evaluation, measurement and management of credit risk across the Group. Assessments of credit risk exposures for internal risk estimates and risk-weighted assets are calculated based on PD, LGD and EAD models.
> Refer to “Expected credit losses on non-impaired credit exposures” for further information on PD, LGD and EAD.
The credit risk management framework incorporates the following core elements:
■ Counterparty and transaction assessments: application of internal credit ratings (using PD), assignment of LGD and EAD values in relation to counterparties and transactions;
■ Credit limits: establishment of credit limits, subject to approval by delegated authority holders, to serve as primary risk controls on exposures and to prevent undue risk concentrations;
■ Credit monitoring, impairments and provisions: processes to support the ongoing monitoring and management of credit exposures, supporting the early identification of deterioration and any subsequent impact; and
■ Risk mitigation: active management of risk mitigation provided in relation to credit exposures, including through the use of cash sales, participations, collateral or guarantees or hedging instruments.
The Group evaluates and assesses counterparties and clients to whom it has credit exposures, primarily using internal rating models. The Group uses these models to determine internal credit ratings which are intended to reflect the PD of each counterparty.
For a majority of counterparties and clients, internal ratings are based on internally developed statistical models that have been backtested against internal experience and validated by a function independent of model development. Findings from backtesting serve as a key input for any future rating model developments. The Group’s internally developed statistical rating models are based on a combination of quantitative factors (e.g., financial fundamentals, such as balance sheet information for corporates and loan-to-value (LTV) ratio and the borrower’s income level for mortgage lending, and market data) and qualitative factors (e.g., credit histories from credit reporting bureaus and economic trends).
For the remaining counterparties where statistical rating models are not used, internal credit ratings are assigned on the basis of a structured expert approach using a variety of inputs, such as peer analyses, industry comparisons, external ratings and research as well as the judgment of senior credit officers.
In addition to counterparty ratings, Credit Risk also assesses the risk profile of individual transactions and assigns transaction ratings which reflect specific contractual terms such as seniority, security and collateral.
Internal credit ratings may differ from external credit ratings, where available, and are subject to periodic review depending on exposure type, client segment, collateral or event-driven developments. The Group’s internal ratings are mapped to a PD band associated with each rating which is calibrated to historical default experience using internal data and external data sources. The Group’s internal rating bands are reviewed on an annual basis with reference to extended historical default data and are therefore based on stable long-run averages. Adjustments to PD bands are only made where significant deviations to existing values are detected. The last update was made in 2012 and since then no significant changes to the robust long-run averages have been detected.
For the purpose of the credit quality disclosures included in these financial statements, an equivalent rating based on the Standard

& Poor’s rating scale is assigned to the Group’s internal ratings based on the PD band associated with each rating. These internal ratings are used consistently across all classes of financial assets and are aggregated to the credit quality indicators “investment grade” and “non-investment grade”.
The Group uses internal rating methodologies consistently for the purposes of approval, establishment and monitoring of credit limits and credit portfolio management, credit policy, management reporting, risk-adjusted performance measurement, economic risk capital measurement and allocation and financial accounting.
A rigorous credit quality monitoring process is performed to provide for early identification of possible changes in the creditworthiness of clients and includes regular asset and collateral quality reviews, business and financial statement analysis and relevant economic and industry studies. Credit Risk maintains regularly updated watch lists and holds review meetings to re-assess counterparties that could be subject to adverse changes in creditworthiness. The review of the credit quality of clients and counterparties does not depend on the accounting treatment of the asset or commitment.
> Refer to “Expected credit losses on impaired loans” for further information on credit monitoring.
Credit quality of loans held at amortized cost
The following table presents the Group’s carrying value of loans held at amortized cost by aggregated internal counterparty credit ratings “investment grade” and “non-investment grade” that are used as credit quality indicators for the purpose of this disclosure, by year of origination.

Consumer loans held at amortized cost by internal counterparty rating
	Investment grade	Non-investment grade
end of	AAA to BBB	BB to C	D	Total
2020 (CHF million)
Mortgages
2020	18,765	1,664	3	20,432
2019	14,072	1,511	26	15,609
2018	10,242	932	58	11,232
2017	7,087	857	44	7,988
2016	10,951	914	76	11,941
Prior years	39,918	2,854	216	42,988
Total term loans	101,035	8,732	423	110,190
Revolving loans	528	548	4	1,080
Total	101,563	9,280	427	111,270
Loans collateralized by securities
2020	1,682	1,547	149	3,378
2019	1,019	324	0	1,343
2018	499	64	0	563
2017	61	41	0	102
2016	200	127	0	327
Prior years	563	622	0	1,185
Total term loans	4,024	2,725	149	6,898
Revolving loans [1]	41,749	3,038	104	44,891
Total	45,773	5,763	253	51,789
Consumer finance
2020	1,297	903	5	2,205
2019	519	505	22	1,046
2018	279	237	23	539
2017	81	154	17	252
2016	16	57	10	83
Prior years	48	92	41	181
Total term loans	2,240	1,948	118	4,306
Revolving loans	328	88	81	497
Total	2,568	2,036	199	4,803
Consumer – total
2020	21,744	4,114	157	26,015
2019	15,610	2,340	48	17,998
2018	11,020	1,233	81	12,334
2017	7,229	1,052	61	8,342
2016	11,167	1,098	86	12,351
Prior years	40,529	3,568	257	44,354
Total term loans	107,299	13,405	690	121,394
Revolving loans	42,605	3,674	189	46,468
Total	149,904	17,079	879	167,862
1 Lombard loans are generally classified as revolving loans.

Corporate & institutional loans held at amortized cost by internal counterparty rating
	Investment grade	Non-investment grade
end of	AAA to BBB	BB to C	D	Total
2020 (CHF million)
Real estate
2020	6,054	2,792	106	8,952
2019	2,902	1,611	0	4,513
2018	1,849	1,133	24	3,006
2017	1,033	346	72	1,451
2016	1,591	285	25	1,901
Prior years	5,982	1,105	33	7,120
Total term loans	19,411	7,272	260	26,943
Revolving loans	1,027	172	69	1,268
Total	20,438	7,444	329	28,211
Commercial and industrial loans
2020	7,724	11,621	310	19,655
2019	3,851	6,411	133	10,395
2018	1,781	4,321	247	6,349
2017	964	1,981	60	3,005
2016	809	1,248	22	2,079
Prior years	2,830	3,837	128	6,795
Total term loans	17,959	29,419	900	48,278
Revolving loans	12,913	8,908	464	22,285
Total	30,872	38,327	1,364	70,563
Financial institutions
2020	3,386	697	43	4,126
2019	1,973	132	39	2,144
2018	960	432	9	1,401
2017	97	92	0	189
2016	37	102	20	159
Prior years	288	38	2	328
Total term loans	6,741	1,493	113	8,347
Revolving loans	5,718	419	1	6,138
Total	12,459	1,912	114	14,485
Governments and public institutions
2020	174	33	0	207
2019	135	20	10	165
2018	80	0	0	80
2017	35	0	0	35
2016	74	1	0	75
Prior years	388	41	0	429
Total term loans	886	95	10	991
Revolving loans	19	0	0	19
Total	905	95	10	1,010
Corporate & institutional – total
2020	17,338	15,143	459	32,940
2019	8,861	8,174	182	17,217
2018	4,670	5,886	280	10,836
2017	2,129	2,419	132	4,680
2016	2,511	1,636	67	4,214
Prior years	9,488	5,021	163	14,672
Total term loans	44,997	38,279	1,283	84,559
Revolving loans	19,677	9,499	534	29,710
Total	64,674	47,778	1,817	114,269

Total loans held at amortized cost by internal counterparty rating
	Investment grade	Non-investment grade
end of	AAA to BBB	BB to C	D	Total
2020 (CHF million)
Loans held at amortized cost – total
2020	39,082	19,257	616	58,955
2019	24,471	10,514	230	35,215
2018	15,690	7,119	361	23,170
2017	9,358	3,471	193	13,022
2016	13,678	2,734	153	16,565
Prior years	50,017	8,589	420	59,026
Total term loans	152,296	51,684	1,973	205,953
Revolving loans	62,282	13,173	723	76,178
Total	214,578	64,857	2,696	282,131	[1]
1 Excludes accrued interest on loans held at amortized cost of CHF 334 million.
2019 Gross loans held at amortized cost by internal counterparty rating
	Investment grade	Non-investment grade
end of	AAA to BBB	BB to C	D	Total
2019 (CHF million)
Mortgages [1]	99,677	9,629	365	109,671
Loans collateralized by securities [1]	50,766	5,531	128	56,425
Consumer finance	1,527	2,677	167	4,371
Consumer	151,970	17,837	660	170,467
Real estate	20,524	7,674	125	28,323
Commercial and industrial loans [1]	30,090	38,522	1,108	69,720
Financial institutions	13,267	2,122	47	15,436
Governments and public institutions	1,166	67	0	1,233
Corporate & institutional	65,047	48,385	1,280	114,712
Gross loans held at amortized cost	217,017	66,222	1,940	285,179
1
Certain corporate & institutional loans have been reclassified to consumer loans following the application of a look-through approach with regard to beneficial owners. The prior period has been reclassified to conform to the current presentation.

Credit quality of other financial assets held at amortized cost
The following table presents the Group’s carrying value of other financial assets held at amortized cost by aggregated internal counterparty credit ratings investment grade and non-investment grade, by year of origination.
Other financial assets held at amortized cost by internal counterparty rating
	Investment grade	Non-investment grade
end of	AAA to BBB	BB to C	D	Total
2020 (CHF million)
Other financial assets held at amortized cost
2018	0	70	0	70
2017	0	2	0	2
2016	0	4	0	4
Total term positions	0	76	0	76
Revolving positions	0	934	0	934
Total	0	1,010	0	1,010
Includes primarily mortgage servicing advances and failed purchases.

Past due financial assets
Generally, a financial asset is deemed past due if the principal and/or interest payment has not been received on its due date.
Loans held at amortized cost – past due
	Current	Past due
end of		Up to 30 days	31–60 days	61–90 days	More than 90 days	Total	Total
2020 (CHF million)
Mortgages	110,747	63	68	34	358	523	111,270
Loans collateralized by securities	51,668	17	0	0	104	121	51,789
Consumer finance	4,361	156	68	47	171	442	4,803
Consumer	166,776	236	136	81	633	1,086	167,862
Real estate	28,070	50	3	11	77	141	28,211
Commercial and industrial loans	69,060	630	54	137	682	1,503	70,563
Financial institutions	14,311	41	15	72	46	174	14,485
Governments and public institutions	969	37	4	0	0	41	1,010
Corporate & institutional	112,410	758	76	220	805	1,859	114,269
Total loans held at amortized cost	279,186	994	212	301	1,438	2,945	282,131	[1]
2019 (CHF million)
Mortgages [2]	109,279	83	16	9	284	392	109,671
Loans collateralized by securities [2]	56,287	79	0	2	57	138	56,425
Consumer finance	3,826	283	61	43	158	545	4,371
Consumer	169,392	445	77	54	499	1,075	170,467
Real estate	28,094	95	10	2	122	229	28,323
Commercial and industrial loans [2]	68,462	528	62	71	597	1,258	69,720
Financial institutions	15,300	85	1	3	47	136	15,436
Governments and public institutions	1,207	26	0	0	0	26	1,233
Corporate & institutional	113,063	734	73	76	766	1,649	114,712
Total loans held at amortized cost	282,455	1,179	150	130	1,265	2,724	285,179
1 Excludes accrued interest on loans held at amortized cost of CHF 334 million.
2
Certain corporate & institutional loans have been reclassified to consumer loans following the application of a look-through approach with regard to beneficial owners. The prior period has been reclassified to conform to the current presentation.

As of December 31, 2020, the Group did not have any loans that were more than 90 days past due and still accruing interest. Also, the Group did not have any other financial assets held at amortized cost that were past due.
Non-accrual financial assets
Overview
Generally, a financial asset is deemed non-accrual and recognition of any interest in the statement of operations is discontinued when the contractual payments of principal and/or interest are more than 90 days past due.
Payments collected on non-accrual financial assets are accounted for using the cash basis or the cost recovery method or a combination of both.
Generally, non-accrual financial assets may be restored to performing status only when delinquent principal and interest are brought up to date in accordance with the terms of the contractual arrangement and when certain performance criteria are met.
> Refer to “Note 1 – Summary of significant accounting policies” for further information on the recognition of write-offs of financial assets and related recoveries.
For loans held at amortized cost, non-accrual loans are comprised of non-performing loans and non-interest-earning loans.

Non-accrual loans held at amortized cost
	2020
	Amortized cost of non-accrual assets at beginning of period	Amortized cost of non-accrual assets at end of period	Interest income recognized	Amortized cost of non-accrual assets with no specific allowance at end of period
CHF million
Mortgages	337	418	3	60
Loans collateralized by securities	122	105	1	0
Consumer finance	168	201	3	1
Consumer	627	724	7	61
Real estate	155	324	8	27
Commercial and industrial loans	682	925	38	4
Financial institutions	46	68	0	8
Corporate & institutional	883	1,317	46	39
Total loans held at amortized cost	1,510	2,041	53	100
In the Group’s recovery management international function, a position is written down to its net carrying value once the credit provision is greater than 90% of the notional amount, unless repayment is anticipated to occur within the next three months. Following the expiration of this three-month period the position is written off unless it can be demonstrated that any delay in payment is an operational matter that is expected to be resolved within a ten-day grace period. For the Group’s Swiss-based recovery functions, write-offs are made based on an individual counterparty assessment. An evaluation is performed on the need for write-offs on impaired loans individually and on an ongoing basis, if it is certain that parts of a loan or the entire loan will not be recoverable. Write-offs of a remaining loan balance are executed once available debt enforcement procedures are exhausted.
Collateral-dependent financial assets
Collateral-dependent financial assets are assets for which repayment is expected to be provided substantially through the operation or sale of the collateral when the borrower, based on the Group’s assessment, is experiencing financial difficulty as of the reporting date. Qualitative factors that were relevant to the Group as of the reporting date were considered and due diligence was conducted for determining when a loan is collateral-dependent.
The Group’s collateral-dependent financial assets are managed by a global recovery management function which is divisionally aligned to Investment Bank/Asia Pacific, International Wealth Management and Swiss Universal Bank.
Collateral-dependent financial assets managed by the recovery management function for Investment Bank/Asia Pacific mainly include mortgages, revolving corporate loans, securities borrowing, trade finance exposures and lombard loans. For mortgages, property, guarantees and life insurance policies are the main collateral types. For revolving corporate loans, collateral includes mainly cash, inventory, oil and gas reserves and receivables. Securities borrowing exposures are mainly secured by pledged shares, bonds, investment fund units and money market instruments. Trade finance exposures are secured by cash and guarantees. For lombard loans, the Group holds collateral in the form of pledged shares, bonds, investment fund units and money market instruments as well as cash and life insurance policies. As of December 31, 2020, the overall collateral coverage ratio was 171% of the Group’s collateral-dependent financial asset exposure managed by the recovery management international function, compared to 217% as of December 31, 2019. The decrease in the overall collateral coverage ratio was mainly driven by the upgrading of an over-collateralized exposure to a company in the oil and gas sector to non-impaired status.
Collateral-dependent financial assets managed by the recovery management function for International Wealth Management mainly include ship finance exposures, commercial loans, lombard loans, residential mortgages and aviation finance exposures. Ship finance exposures are collateralized by vessel mortgages, corporate guarantees, insurance assignments as well as cash balances, securities deposits or other assets held with the Group. Collateral held against commercial loans include primarily guarantees issued by export credit agencies, other guarantees, private risk insurance, asset pledges and assets held with the Group (e.g., cash, securities deposits and others). Lombard loans are collateralized by pledged financial assets mainly in the form of cash, shares, bonds, investment fund units and money market instruments as well as life insurance policies and bank guarantees. Residential mortgages are secured by mortgage notes on residential real estate, life insurance policies as well as cash balances, securities deposits or other assets held with the Group. Aircraft finance exposures are collateralized by aircraft mortgages of business jets as well as corporate and/or personal guarantees, cash balances, securities deposits or other assets held with the Group. Collateral-dependent loans increased in 2020 mainly driven by increases in aviation finance, export finance, residential mortgages and lombard loans, partially offset by reductions in ship finance. The overall collateral coverage decreased from 92% as of December 31, 2019 to 89% as of December 31, 2020, mainly due to decreased collateral coverage ratios in ship finance and mortgages, partially offset by an improved ratio in lombard loans.
Collateral-dependent financial assets managed by the recovery management function for Swiss Universal Bank mainly include residential mortgages and commercial mortgages. Collateral held against residential mortgages includes mainly mortgage notes on residential real estate, pledged capital awards in retirement plans and life insurance policies. For commercial mortgages, collateral held includes primarily mortgage notes on commercial real estate and cash balances, securities deposits or other assets held with the Group. The overall collateral coverage ratio in relation to the collateral-dependent financial assets decreased from 90% as of December 31, 2019 to 88% as of December 31, 2020 both for residential and commercial mortgages, reflecting repayments of mortgages with higher collateral coverage ratios and decreases in collateral values on the remaining portfolio.
Off-balance sheet credit exposures
The Group portfolio comprises off-balance sheet exposures with credit risk in the form of irrevocable commitments, guarantees and similar instruments which are in the scope of CECL measurement. The main risk characteristics are as follows:
■ Irrevocable commitments are primarily commitments made to corporate and institutional borrowers to provide loans under approved, but undrawn, credit facilities. In addition, the Group has irrevocable commitments under documentary credits for corporate and institutional clients that facilitate international trade. The related credit risk exposure is to corporate clients, including small and medium-sized enterprises, large corporates and multinational clients who are impacted by macroeconomic and industry-specific factors such as economic growth, unemployment and industrial production.
■ Guarantees are provided to third parties which contingently obligate the Group to make payments in the event that the underlying counterparty fails to fulfill its obligation under a borrowing or other contractual arrangement. The credit risk associated with guarantees is primarily to corporate and institutional clients and financial institutions, which are sensitive to MEFs including economic growth and interest rates.
For off-balance sheet credit exposures, methodology, scenarios and MEFs used to estimate the provision for expected credit losses are the same as those used to estimate the allowance for credit losses for financial assets held at amortized cost. For the EAD models, a credit conversion factor or similar methodology is applied to off-balance sheet credit exposures in order to project the additional drawn amount between current utilization and the committed facility amount.
> Refer to “Allowance for credit losses” for further information on methodology, scenarios and MEFs used to estimate expected credit losses.
Troubled debt restructurings and modifications
Restructured financing receivables held at amortized cost
	2020			2019			2018
in	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification
CHF million, except where indicated
Mortgages	0	0	0	1	7	7	5	29	29
Loans collateralized by securities	3	165	165	0	0	0	0	0	0
Commercial and industrial loans	17	127	95	25	172	161	13	182	160
Total loans	20	292	260	26	179	168	18	211	189
Restructured financing receivables held at amortized cost that defaulted within 12 months from restructuring
	2020		2019		2018
in	Number of contracts	Recorded investment	Number of contracts	Recorded investment	Number of contracts	Recorded investment
CHF million, except where indicated
Mortgages	0	0	1	13	1	8
Commercial and industrial loans	4	13	1	2	8	76
Total loans	4	13	2	15	9	84

In 2020, the loan modifications of the Group included waivers of interest, principal or other claims, extended loan repayment terms, including postponed or reduced loan amortizations, extended pay-back period or maturity date, partly in combination with changes in covenants.
As of December 31, 2020 and 2019, the Group did not have any commitments to lend additional funds to debtors whose loan terms had been modified in troubled debt restructurings.
In March 2020, US federal banking regulators issued the “Interagency Statement on Loan Modifications and Reporting for Financial Institutions Working with Customers Affected by the Coronavirus (Revised)” (Interagency Statement). According to the Interagency Statement, short-term modifications made on a good faith basis in response to the COVID-19 crisis to borrowers that were otherwise current prior to the relief being granted would not be considered to be troubled debt restructurings. This includes short-term modifications such as payment deferrals, fee waivers, repayment term extensions or payment delays that are insignificant. The Interagency Statement was developed in consultation with the FASB and the Group has applied this guidance. The Group has granted short-term modifications to certain borrowers due to the COVID-19 crisis in the form of deferrals of capital and interest payments that are within the scope of this guidance and the loans subject to those deferrals have not been reported as troubled debt restructurings in restructured loans.
21 Goodwill
2020	Swiss Universal Bank	International Wealth Management	Asia Pacific	Investment Bank	Credit Suisse Group	[1]
Gross amount of goodwill (CHF million)
Balance at beginning of period	607	1,494	995	5,446	8,554
Goodwill acquired during the year	0	9	98	24	131
Foreign currency translation impact	(29)	(112)	(62)	(113)	(316)
Other	(3)	(39)	(10)	0	(52)
Balance at end of period	575	1,352	1,021	5,357	8,317
Accumulated impairment (CHF million)
Balance at beginning of period	0	0	0	3,879	3,891
Balance at end of period	0	0	0	3,879	3,891
Net book value (CHF million)
Net book value	575	1,352	1,021	1,478	4,426
2019
Gross amount of goodwill (CHF million)
Balance at beginning of period	615	1,544	1,018	5,468	8,657
Foreign currency translation impact	(5)	(22)	(13)	(22)	(62)
Other	(3)	(28)	(10)	0	(41)
Balance at end of period	607	1,494	995	5,446	8,554
Accumulated impairment (CHF million)
Balance at beginning of period	0	0	0	3,879	3,891
Balance at end of period	0	0	0	3,879	3,891
Net book value (CHF million)
Net book value	607	1,494	995	1,567	4,663
1
Gross amount of goodwill and accumulated impairment include CHF 12 million related to legacy business transferred to the former Strategic Resolution Unit in 4Q15 and fully written off at the time of transfer, in addition to the divisions disclosed.

In accordance with US GAAP, the Group continually assesses whether or not there has been a triggering event requiring a review of goodwill.
The Group determined in the first quarter of 2020 that a goodwill triggering event occurred for its former Investment Banking & Capital Markets reporting unit. Based on its goodwill impairment analysis performed, the Group concluded that the estimated fair value for all of the reporting units with goodwill exceeded their related carrying values and no impairments were necessary as of March 31, 2020.
The Group also determined in the second quarter of 2020 that a goodwill triggering event occurred for its former Asia Pacific – Markets, Global Markets and Investment Banking & Capital Markets reporting units. Goodwill has to be tested for impairment before and immediately after a reorganization of reporting units. Based on this goodwill impairment analysis, the Group concluded that there would be no impairment necessary for its Global Markets, Investment Banking & Capital Markets and Asia Pacific – Markets reporting units under the prior reporting structure as the estimated fair value of these reporting units exceeded their related carrying values by 11%, 13% and 6%, respectively. The goodwill allocated to these reporting units became more sensitive to an impairment due to the higher implied costs of equity due to the greater economic uncertainty resulting from the COVID-19 pandemic. The Group concluded that no impairment was necessary for its new reporting unit named Investment Bank as the estimated fair value substantially exceeded its related carrying value.
The approach for determining the carrying value and estimating the fair values of the reporting units was applied consistently for both the prior reporting structure and the new reporting structure.
The carrying value of each reporting unit for the purpose of the goodwill impairment test is determined by considering the reporting units’ risk-weighted assets usage, leverage ratio exposure, deferred tax assets, goodwill, intangible assets and other common equity tier 1 (CET1) capital relevant adjustments. Any residual equity, after considering the total of these elements, is allocated to the reporting units on a pro-rata basis.
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
In determining the estimated fair value, the Group relied upon its latest five-year financial plan which included significant management assumptions and estimates based on its view of current and future economic conditions and regulatory changes.
The Group engaged the services of an independent valuation specialist to assist in the valuation of the International Wealth Management – Asset Management, Asia Pacific and the Investment Bank reporting units as of December 31, 2020. The valuations were performed using a combination of the market approach and income approach.
The results of the impairment evaluation of each reporting unit’s goodwill would be significantly impacted by adverse changes in the underlying parameters used in the valuation process. If actual outcomes or the future outlook adversely differ from management’s best estimates of the key economic assumptions and associated cash flows applied in the valuation of the reporting unit, the Group could potentially incur material impairment charges in the future.
As a result of acquisitions, the Group has recorded goodwill as an asset in its consolidated balance sheets, the most significant component of which arose from the acquisition of Donaldson, Lufkin & Jenrette Inc. in 2000.

22 Other intangible assets
	2020			2019
end of	Gross carrying amount	Accumu- lated amorti- zation	Net carrying amount	Gross carrying amount	Accumu- lated amorti- zation	Net carrying amount
Other intangible assets (CHF million)
Trade names/trademarks	24	(24)	0	27	(26)	1
Client relationships	30	0	30	20	(2)	18
Other	(3)	4	1	(3)	4	1
Total amortizing other intangible assets	51	(20)	31	44	(24)	20
Non-amortizing other intangible assets	206	–	206	271	–	271
of which mortgage servicing rights, at fair value	180	–	180	244	–	244
Total other intangible assets	257	(20)	237	315	(24)	291
Additional information
in	2020	2019	2018
Aggregate amortization and impairment (CHF million)
Aggregate amortization	6	5	8
Impairment	2	5	1
Estimated amortization
Estimated amortization (CHF million)
2021	2
2022	2
2023	2
2024	1
2025	1

23 Other assets and other liabilities
end of	2020	2019
Other assets (CHF million)
Cash collateral on derivative instruments	7,741	4,570
Cash collateral on non-derivative transactions	635	428
Derivative instruments used for hedging	131	183
Assets held-for-sale	7,077	8,971
of which loans [1]	7,046	8,886
allowance for loans held-for-sale	(48)	0
of which real estate [2]	27	38
of which long-lived assets	4	47
Premises and equipment and right-of-use assets	7,376	7,832
Assets held for separate accounts	102	111
Interest and fees receivable	4,255	4,688
Deferred tax assets	3,667	4,399
Prepaid expenses	448	431
of which cloud computing arrangement implementation costs	38	27
Failed purchases	1,451	1,643
Defined benefit pension and post-retirement plan assets	2,872	2,878
Other	3,882	3,475
Other assets	39,637	39,609
1 Included as of December 31, 2020 and 2019 were CHF 262 million and CHF 800 million, respectively, in restricted loans, which represented collateral on secured borrowings.
2
As of December 31, 2020 and 2019, real estate held-for-sale included foreclosed or repossessed real estate of CHF 8 million and CHF 9 million, respectively, of which CHF  8 million and CHF 9 million, respectively, were related to residential real estate.

end of	2020	2019
Other liabilities (CHF million)
Cash collateral on derivative instruments	7,831	7,457
Cash collateral on non-derivative transactions	174	516
Derivative instruments used for hedging	45	48
Operating leases liabilities	2,759	3,213
Provisions	2,080	1,179
of which expected credit losses on off-balance sheet credit exposure	311	172
Restructuring liabilities	52	–
Liabilities held for separate accounts	102	111
Interest and fees payable	4,297	5,101
Current tax liabilities	555	678
Deferred tax liabilities	530	523
Failed sales	1,120	936
Defined benefit pension and post-retirement plan liabilities	410	455
Other	11,479	10,826
Other liabilities	31,434	31,043
Premises, equipment and right-of-use assets
end of	2020	2019
Premises and equipment (CHF million)
Buildings and improvements	1,425	1,436
Land	291	294
Leasehold improvements	1,775	1,855
Software	7,038	6,478
Equipment	1,874	1,887
Premises and equipment	12,403	11,950
Accumulated depreciation	(7,627)	(7,153)
Total premises and equipment, net	4,776	4,797
Right-of-use assets (CHF million)
Right-of-use assets-operating leases	2,600	3,035
Total premises and equipment and right-of-use assets	7,376	7,832
Depreciation, amortization and impairment
end of	2020	2019	2018
CHF million
Depreciation on premises and equipment	964	939	830
Impairment on premises and equipment	10	3	8
Amortization and impairment on right-of-use assets	331	324	–
> Refer to “Note 24 – Leases” for further information on right-of-use assets.

24 Leases
The Group enters into both lessee and lessor arrangements.
> Refer to “Note 1 – Summary of significant accounting policies” and “Note 23 – Other assets and other liabilities” for further information.
Lessee arrangements
The Group primarily enters into operating leases. When a real estate lease has both lease and non-lease components, the Group allocates the consideration in the contract based on the relative standalone selling price. For all leases other than real estate leases, the Group does not separate lease and non-lease components. The Group’s finance leases are not material.
The Group has entered into leases for real estate, equipment and vehicles.
Certain equipment and real estate have subsequently been subleased. Sublease income is recognized in other revenues.
Lease costs
end of	2020	2019
Lease costs (CHF million)
Operating lease costs	369	388
Variable lease costs	50	40
Sublease income	(71)	(78)
Net lease costs	348	350
From time to time, the Group enters into sale-leaseback transactions in which an asset is sold and immediately leased back. If specific criteria are met, the asset is derecognized from the balance sheet and an operating lease is recognized.
During 2020, the Group entered into one sale-leaseback transaction, with a lease term of one year. During 2019, the Group entered into 4 sale-leaseback transactions, with lease terms ranging from 5 to 10 years. During 2018, the Group entered into one sale-leaseback transaction with a lease term of ten years.
Other information
end of	2020	2019
Other information (CHF million)
Gains/(losses) on sale and leaseback transactions	15	274
Cash paid for amounts included in the measurement of operating lease liabilities recorded in operating cash flows	(403)	(464)
Right-of-use assets obtained in exchange of new operating lease liabilities [1]	32	102
Changes to right-of-use assets due to lease modifications for operating leases	32	221
1 Includes right-of-use assets relating to changes in classification of scope of variable interest entities.
The weighted average remaining lease terms and discount rates are based on all outstanding operating leases as well as their respective lease terms and remaining lease obligations.
Weighted average remaining lease term and discount rate
end of	2020	2019
Operating leases
Remaining lease term (years)	11.9	12.2
Discount rate (%)	2.6	2.8
The following table reflects the undiscounted cash flows from leases for the next five years and thereafter, based on the expected lease term.
Maturities relating to operating lease arrangements
end of	2020	2019
Maturity (CHF million)
Due within 1 year	385	468
Due between 1 and 2 years	364	387
Due between 2 and 3 years	323	371
Due between 3 and 4 years	278	336
Due between 4 and 5 years	249	286
Thereafter	1,642	1,963
Operating lease obligations	3,241	3,811
Future interest payable	(482)	(598)
Operating lease liabilities	2,759	3,213
Lessor arrangements
The Group enters into sales-type, direct financing and operating leases for real estate, equipment and vehicles. When a real estate lease has both lease and non-lease components, the Group allocates the consideration in the contract based on the relative standalone selling price. For all leases other than real estate leases, the Group does not separate lease and non-lease components.
As of December 31, 2020 and 2019, the Group had approximately CHF  0.9 billion and CHF  0.8 billion, respectively, of residual value guarantees associated with lessor arrangements.
The Group’s risk of loss relating to the residual value of leased assets is mitigated through contractual arrangements with manufactures or suppliers. Leased assets are also monitored through projections of the residual values at lease origination and periodic reviews of residual values.

Net investments
	2020		2019
end of	Sales-type leases	Direct financing leases	Sales-type leases	Direct financing leases
Net investments (CHF million)
Lease receivables	862	2,299	526	2,573
Unguaranteed residual values	43	188	28	440
Valuation allowances	(6)	(23)	(3)	(15)
Total net investments	899	2,464	551	2,998
Maturities relating to lessor arrangements
	2020			2019
end of	Sales-type leases	Direct financing leases	Operating leases	Sales-type leases	Direct financing leases	Operating leases
Maturity (CHF million)
Due within 1 year	359	755	48	221	917	54
Due between 1 and 2 years	213	620	41	129	689	47
Due between 2 and 3 years	142	514	37	90	550	42
Due between 3 and 4 years	84	402	36	53	391	39
Due between 4 and 5 years	43	125	34	25	136	38
Thereafter	66	48	63	37	110	103
Total	907	2,464	259	555	2,793	323
Future interest receivable	(45)	(165)	–	(29)	(220)	–
Lease receivables	862	2,299	–	526	2,573	–
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
Lease income
end of	2020	2019
Lease income (CHF million)
Interest income on sales-type leases	19	13
Interest income on direct financing leases	74	97
Lease income from operating leases	93	103
Variable lease income	0	3
Total lease income	186	216
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

25 Deposits
	2020				2019
end of	Switzer- land	Foreign	Total		Switzer- land	Foreign	Total
Deposits (CHF million)
Non-interest-bearing demand deposits	3,231	3,085	6,316		2,665	1,744	4,409
Interest-bearing demand deposits	144,709	41,995	186,704		118,566	30,552	149,118
Savings deposits	62,769	8,764	71,533		64,304	46	64,350
Time deposits	26,864	115,927	142,791	[1]	27,539	155,111	182,650	[1]
Total deposits	237,573	169,771	407,344	[2]	213,074	187,453	400,527	[2]
of which due to banks	–	–	16,423		–	–	16,744
of which customer deposits	–	–	390,921		–	–	383,783
The designation of deposits in Switzerland versus foreign deposits is based upon the location of the office where the deposit is recorded.
1
Included CHF 142,698 million and CHF 182,036 million as of December 31, 2020 and 2019, respectively, of the Swiss franc equivalent of individual time deposits greater than USD 100,000 in Switzerland and foreign offices.

2 Not included as of December 31, 2020 and 2019 were CHF 106 million and CHF 116 million, respectively, of overdrawn deposits reclassified as loans.
26 Long-term debt
end of	2020	2019
Long-term debt (CHF million)
Senior	133,056	108,667
Subordinated	26,285	41,667
Non-recourse liabilities from consolidated VIEs	1,746	1,671
Long-term debt	161,087	152,005
of which reported at fair value	70,976	70,331
of which structured notes	47,039	49,435
end of	2020	2019
Structured notes by product (CHF million)
Equity	29,907	31,666
Fixed income	13,882	13,558
Credit	2,881	3,734
Other	369	477
Total structured notes	47,039	49,435
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
Group-internal funding related to loss-absorbing instruments has been aligned to international standards for internal total loss-absorbing capacity (TLAC) instruments and to the new article 126b of the Swiss Capital Adequacy Ordinance, effective January 1, 2020. Due to this alignment, the bail-in debt instruments issued by Credit Suisse AG to Credit Suisse Group Funding (Guernsey) Limited, a non-consolidated funding entity, have been permanently subordinated in 2019.
Effective November 3, 2020, Credit Suisse Group AG and Credit Suisse Group Funding (Guernsey) Limited exercised the voluntary issuer substitution clause included in the terms of senior unsecured notes issued by Credit Suisse Group Funding (Guernsey) Limited with a maturity date post December 31, 2022. As a result of the substitution, Credit Suisse Group AG succeeded to, and was substituted for, and became bound by every obligation of, Credit Suisse Group Funding (Guernsey) Limited as principal obligor under these notes, which qualify as TLAC debt instruments. In addition, the related subordinated internal TLAC notes issued by Credit Suisse AG and held by Credit Suisse Group Funding (Guernsey) Limited have been transferred to Credit Suisse Group AG. This resulted in a decrease in subordinated long-term debt and a respective increase in senior long-term debt.

Long-term debt by maturities
end of			2021			2022			2023				2024				2025			Thereafter	Total
Group parent company (CHF million)
Senior debt
Fixed rate			0			0			5,608				1,258				7,431			21,707	36,004
Variable rate			0			53			528				1,708				0			0	2,289
Interest rate (range in %) [1]			–			0.8	0.6	–	3.8		1.0	–	4.2		1.3	–	3.8	0.7	–	5.4	–
Subordinated debt
Fixed rate			0			1,394			4,309				3,208				2,000			5,322	16,233
Interest rates (range in %) [1]			–			7.1	3.9	–	7.5		3.5	–	6.3		3.0	–	7.3	4.5	–	6.4	–
Subtotal – Group parent company			0			1,447			10,445				6,174				9,431			27,029	54,526
Subsidiaries (CHF million)
Senior debt
Fixed rate			9,364			4,581			1,873				3,856				2,398			13,931	36,003
Variable rate			13,380			12,615			8,274				4,131				6,117			14,243	58,760
Interest rates (range in %) [1]	0.1	–	4.0	0.1	–	8.2	0.1	–	2.2		0.1	–	3.6		0.1	–	3.5	0.1	–	7.1	–
Subordinated debt
Fixed rate			1,342			5,069			2,394				23				9			131	8,968
Variable rate			881			195			0				0				4			4	1,084
Interest rates (range in %) [1]	2.5	–	4.7	0.1	–	3.8	0.6	–	6.5		3.5	–	5.7		0.4	–	5.9	0.9	–	7.2	–
Non-recourse liabilities from consolidated VIEs
Fixed rate			7			128			0				0				208			0	343
Variable rate			9			22			17	[2]			25	[2]			14			1,316	1,403
Interest rates (range in %) [1]	6.7	–	10.3	1.3	–	2.9			–				–				1.9	0.0	–	10.7	–
Subtotal – Subsidiaries			24,983			22,610			12,558				8,035				8,750			29,625	106,561
Total long-term debt			24,983			24,057			23,003				14,209				18,181			56,654	161,087
of which structured notes			12,299			8,788			5,132				3,508				3,956			13,356	47,039
The maturity of perpetual debt is based on the earliest callable date. The maturity of all other debt is based on contractual maturity and includes certain structured notes that have mandatory early redemption features based on stipulated movements in markets or the occurrence of a market event. Within this population there are approximately CHF 3.4 billion of such notes with a contractual maturity of greater than one year that have an observable likelihood of redemption occurring within one year based on a modelling assessment.

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
> Refer to “Note 42 – Subsidiary guarantee information” for further information on subsidiary guarantees.
The Group maintains a euro medium-term note program that allows the Bank to issue senior debt securities.
The Group maintains three senior debt programs that allow the Group to issue senior debt securities with certain features that are designed to allow for statutory bail-in by the Swiss Financial Market Supervisory Authority FINMA (FINMA) under the Swiss banking laws and regulations.
The Bank maintains a JPY  500 billion Samurai shelf registration statement that allows it to issue, from time to time, senior and subordinated debt securities.

27 Accumulated other comprehensive income and additional share information
Accumulated other comprehensive income
	Gains/ (losses) on cash flow hedges	Cumulative translation adjustments	Unrealized gains/ (losses) on securities	[1]	Actuarial gains/ (losses)	Net prior service credit/ (cost)	Gains/ (losses) on liabilities relating to credit risk	AOCI
2020 (CHF million)
Balance at beginning of period	28	(14,469)	30		(3,690)	604	(2,772)	(20,269)
Increase/(decrease)	91	(3,076)	(49)		(327)	(5)	45	(3,321)
Reclassification adjustments, included in net income/(loss)	87	17	32		290	(143)	157	440
Total increase/(decrease)	178	(3,059)	(17)		(37)	(148)	202	(2,881)
Balance at end of period	206	(17,528)	13		(3,727)	456	(2,570)	(23,150)
2019 (CHF million)
Balance at beginning of period	(72)	(13,442)	10		(3,974)	387	(890)	(17,981)
Increase/(decrease)	65	(1,015)	20		44	338	(2,053)	(2,601)
Increase/(decrease) due to equity method investments	10	(18)	0		0	0	0	(8)
Reclassification adjustments, included in net income/(loss)	25	6	0		282	(121)	193	385
Cumulative effect of accounting changes, net of tax	0	0	0		(42)	0	(22)	(64)
Total increase/(decrease)	100	(1,027)	20		284	217	(1,882)	(2,288)
Balance at end of period	28	(14,469)	30		(3,690)	604	(2,772)	(20,269)
2018 (CHF million)
Balance at beginning of period	(62)	(13,119)	48		(3,583)	522	(2,544)	(18,738)
Increase/(decrease)	(114)	(342)	(10)		(710)	(26)	1,605	403
Increase/(decrease) due to equity method investments	(10)	0	0		0	0	0	(10)
Reclassification adjustments, included in net income/(loss)	114	19	(7)		319	(109)	49	385
Cumulative effect of accounting changes, net of tax	0	0	(21)		0	0	0	(21)
Total increase/(decrease)	(10)	(323)	(38)		(391)	(135)	1,654	757
Balance at end of period	(72)	(13,442)	10		(3,974)	387	(890)	(17,981)
1 No impairments on available-for-sale debt securities were recognized in net income/(loss) in 2020, 2019 and 2018.
> Refer to “Note 29 – Tax” and “Note 32 – Pension and other post-retirement benefits” for income tax expense/(benefit) on the movements of accumulated other comprehensive income/(loss).

Details of significant reclassification adjustments
in	2020	2019	2018
Reclassification adjustments, included in net income/(loss) (CHF million)
Cumulative translation adjustments
Reclassification adjustments [1]	17	6	19
Actuarial gains/(losses)
Amortization of recognized actuarial losses [2]	355	355	396
Tax expense/(benefit)	(65)	(73)	(77)
Net of tax	290	282	319
Net prior service credit/(cost)
Amortization of recognized prior service credit/(cost) [2]	(176)	(153)	(138)
Tax expense/(benefit)	33	32	29
Net of tax	(143)	(121)	(109)
1
Includes net releases of CHF 21 million on the liquidation of Credit Suisse Securities (Johannesburg) Proprietary Limited in 2018. These were reclassified from cumulative translation adjustments and included in net income in other revenues.

2 These components are included in the computation of total benefit costs. Refer to "Note 32 – Pension and other post-retirement benefits" for further information.
Additional share information
	2020		2019		2018
Common shares issued
Balance at beginning of period	2,556,011,720		2,556,011,720		2,556,011,720
Cancellation of repurchased shares	(108,264,000)		0		0
Balance at end of period	2,447,747,720		2,556,011,720		2,556,011,720
Treasury shares
Balance at beginning of period	(119,761,811)		(5,427,691)		(5,757,666)
Sale of treasury shares	1,222,417,138		795,576,688		770,559,108
Repurchase of treasury shares	(1,303,331,434)		(951,743,509)		(816,841,331)
Cancellation of repurchased shares	108,264,000		0		0
Share-based compensation	50,809,266		41,832,701		46,612,198
Balance at end of period	(41,602,841)		(119,761,811)		(5,427,691)
Common shares outstanding
Balance at end of period	2,406,144,879	[1]	2,436,249,909	[1]	2,550,584,029
1
At par value CHF 0.04 each, fully paid. In addition to the treasury shares, a maximum of 653,000,000 unissued shares (conditional, conversion and authorized capital) were available for issuance without further approval of the shareholders. 111,193,477 of these shares were reserved for capital instruments.

28 Offsetting of financial assets and financial liabilities
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
Exchange-traded derivatives or OTC-cleared derivatives, which are fully margined and for which the daily margin payments constitute settlement of the outstanding exposure, are not included in the offsetting disclosures because they are not subject to offsetting due to the daily settlement. The daily margin payments, which are not settled until the next settlement cycle is conducted, are presented in brokerage receivables or brokerage payables. The notional amount for these daily settled derivatives is included in the fair value of derivative instruments table in “Note 33 – Derivatives and hedging activities”.
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

Offsetting of derivatives
	2020		2019
end of	Derivative assets	Derivative liabilities	Derivative assets	Derivative liabilities
Gross derivatives subject to enforceable master netting agreements (CHF billion)
OTC-cleared	6.1	4.6	3.8	3.0
OTC	68.2	65.7	63.7	61.9
Exchange-traded	0.5	0.6	0.3	0.2
Interest rate products	74.8	70.9	67.8	65.1
OTC-cleared	0.2	0.2	0.1	0.2
OTC	23.1	27.7	21.0	25.4
Foreign exchange products	23.3	27.9	21.1	25.6
OTC	10.7	15.1	10.1	10.4
Exchange-traded	19.9	20.4	5.3	5.0
Equity/index-related products	30.6	35.5	15.4	15.4
OTC-cleared	0.7	0.7	2.8	3.0
OTC	3.9	4.9	3.1	4.0
Credit derivatives	4.6	5.6	5.9	7.0
OTC	1.6	0.7	1.2	0.5
Exchange-traded	0.1	0.1	0.0	0.0
Other products [1]	1.7	0.8	1.2	0.5
OTC-cleared	7.0	5.5	6.7	6.2
OTC	107.5	114.1	99.1	102.2
Exchange-traded	20.5	21.1	5.6	5.2
Total gross derivatives subject to enforceable master netting agreements	135.0	140.7	111.4	113.6
Offsetting (CHF billion)
OTC-cleared	(6.2)	(5.4)	(6.0)	(5.3)
OTC	(94.4)	(104.3)	(87.0)	(93.6)
Exchange-traded	(20.0)	(20.3)	(4.9)	(4.9)
Offsetting	(120.6)	(130.0)	(97.9)	(103.8)
of which counterparty netting	(103.2)	(103.2)	(83.2)	(83.2)
of which cash collateral netting	(17.4)	(26.8)	(14.7)	(20.6)
Net derivatives presented in the consolidated balance sheets (CHF billion)
OTC-cleared	0.8	0.1	0.7	0.9
OTC	13.1	9.8	12.1	8.6
Exchange-traded	0.5	0.8	0.7	0.3
Total net derivatives subject to enforceable master netting agreements	14.4	10.7	13.5	9.8
Total derivatives not subject to enforceable master netting agreements [2]	11.2	6.8	4.4	3.7
Total net derivatives presented in the consolidated balance sheets	25.6	17.5	17.9	13.5
of which recorded in trading assets and trading liabilities	25.5	17.5	17.7	13.5
of which recorded in other assets and other liabilities	0.1	0.0	0.2	0.0
1 Primarily precious metals, commodity and energy products.
2 Represents derivatives where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.
Reverse repurchase and repurchase agreements and securities lending and borrowing transactions
Reverse repurchase and repurchase agreements are generally covered by master repurchase agreements. In certain situations, for example, in the event of default, all contracts under the agreements are terminated and are settled net in one single payment. Master repurchase agreements also include payment or settlement netting provisions in the normal course of business that state that all amounts in the same currency payable by each party to the other under any transaction or otherwise under the master repurchase agreement on the same date shall be set off.
As permitted by US GAAP the Group has elected to net transactions under such agreements in the consolidated balance sheet when specific conditions are met. Transactions are netted if, among other conditions, they are executed with the same counterparty, have the same explicit settlement date specified at the inception of the transactions, are settled through the same securities transfer system and are subject to the same enforceable master netting agreement. The amounts offset are measured on the same basis as the underlying transaction (i.e., on an accrual basis or fair value basis).
Securities lending and borrowing transactions are generally executed under master securities lending agreements with netting terms similar to ISDA Master Agreements. In certain situations, for example in the event of default, all contracts under the agreement are terminated and are settled net in one single payment. Transactions under these agreements are netted in the consolidated balance sheets if they meet the same right of offset criteria as for reverse repurchase and repurchase agreements. In general, most securities lending and borrowing transactions do not meet the criterion of having the same settlement date specified at inception of the transaction, and therefore they are not eligible for netting in the consolidated balance sheets. However, securities lending and borrowing transactions with explicit maturity dates may be eligible for netting in the consolidated balance sheets.
Reverse repurchase and repurchase agreements are collateralized principally by government securities, money market instruments and corporate bonds and have terms ranging from overnight to a longer or unspecified period of time. In the event of counterparty default, the reverse repurchase agreement or securities lending agreement provides the Group with the right to liquidate the collateral held. As is the case in the Group’s normal course of business, a significant portion of the collateral received that may be sold or repledged was sold or repledged as of December 31, 2020 and December 31, 2019. In certain circumstances, financial collateral received may be restricted during the term of the agreement (e.g., in tri-party arrangements).
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
Offsetting of securities purchased under resale agreements and securities borrowing transactions
	2020				2019
end of	Gross	Offsetting	Net book value		Gross	Offsetting	Net book value
Securities purchased under resale agreements and securities borrowing transactions (CHF billion)
Securities purchased under resale agreements	55.8	(7.5)	48.3		80.6	(10.9)	69.7
Securities borrowing transactions	11.9	(0.4)	11.5		12.3	(0.5)	11.8
Total subject to enforceable master netting agreements	67.7	(7.9)	59.8		92.9	(11.4)	81.5
Total not subject to enforceable master netting agreements [1]	19.3	–	19.3		25.5	–	25.5
Total	87.0	(7.9)	79.1	[2]	118.4	(11.4)	107.0	[2]
1
Represents securities purchased under resale agreements and securities borrowing transactions where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

2 CHF 57,994 million and CHF 85,556 million of the total net amount as of the end of 2020 and 2019, respectively, are reported at fair value.
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
Offsetting of securities sold under repurchase agreements and securities lending transactions
	2020				2019
end of	Gross	Offsetting	Net book value		Gross	Offsetting	Net book value
Securities sold under repurchase agreements and securities lending transactions (CHF billion)
Securities sold under repurchase agreements	26.0	(7.9)	18.1		28.0	(11.4)	16.6
Securities lending transactions	3.5	0.0	3.5		5.5	0.0	5.5
Obligation to return securities received as collateral, at fair value	49.9	0.0	49.9		39.0	0.0	39.0
Total subject to enforceable master netting agreements	79.4	(7.9)	71.5		72.5	(11.4)	61.1
Total not subject to enforceable master netting agreements [1]	3.1	–	3.1		2.0	–	2.0
Total	82.5	(7.9)	74.6		74.5	(11.4)	63.1
of which securities sold under repurchase agreements and securities lending transactions	31.7	(7.9)	23.8	[2]	34.3	(11.4)	22.9	[2]
of which obligation to return securities received as collateral, at fair value	50.8	0.0	50.8		40.2	0.0	40.2
1
Represents securities sold under repurchase agreements and securities lending transactions where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

2 CHF 13,594 million and CHF 10,715 million of the total net amount as of the end of 2020 and 2019, respectively, are reported at fair value.

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
Amounts not offset in the consolidated balance sheets
	2020						2019
end of	Net book value	Financial instruments	[1]	Cash collateral received/ pledged	[1]	Net exposure	Net book value	Financial instruments	[1]	Cash collateral received/ pledged	[1]	Net exposure
Financial assets subject to enforceable master netting agreements (CHF billion)
Derivatives	14.4	5.5		0.1		8.8	13.5	4.4		0.0		9.1
Securities purchased under resale agreements	48.3	48.3		0.0		0.0	69.7	69.7		0.0		0.0
Securities borrowing transactions	11.5	11.1		0.0		0.4	11.8	11.2		0.0		0.6
Total financial assets subject to enforceable master netting agreements	74.2	64.9		0.1		9.2	95.0	85.3		0.0		9.7
Financial liabilities subject to enforceable master netting agreements (CHF billion)
Derivatives	10.7	2.2		0.0		8.5	9.8	1.7		0.0		8.1
Securities sold under repurchase agreements	18.1	18.1		0.0		0.0	16.6	16.6		0.0		0.0
Securities lending transactions	3.5	3.2		0.0		0.3	5.5	4.5		0.0		1.0
Obligation to return securities received as collateral, at fair value	49.9	43.4		0.0		6.5	39.0	33.0		0.0		6.0
Total financial liabilities subject to enforceable master netting agreements	82.2	66.9		0.0		15.3	70.9	55.8		0.0		15.1
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

29 Tax
Details of current and deferred taxes
in	2020	2019	2018
Current and deferred taxes (CHF million)
Switzerland	163	175	135
Foreign	204	531	426
Current income tax expense	367	706	561
Switzerland	450	171	479
Foreign	(16)	418	321
Deferred income tax expense	434	589	800
Income tax expense	801	1,295	1,361
Income tax expense/(benefit) reported in shareholders' equity related to:
Gains/(losses) on cash flow hedges	25	13	(28)
Cumulative translation adjustment	0	(4)	(7)
Unrealized gains/(losses) on debt securities	(6)	7	(5)
Actuarial gains/(losses)	(18)	99	(102)
Net prior service credit/(cost)	(33)	58	(33)
Share-based compensation and treasury shares	(4)	(5)	1
Reconciliation of taxes computed at the Swiss statutory rate
in	2020	2019	2018
Income/(loss) before taxes (CHF million)
Switzerland	1,770	2,985	1,924
Foreign	1,697	1,735	1,448
Income before taxes	3,467	4,720	3,372
Reconciliation of taxes computed at the Swiss statutory rate (CHF million)
Income tax expense/(benefit) computed at the statutory tax rate [1]	693	1,038	742
Increase/(decrease) in income taxes resulting from
Foreign tax rate differential	(62)	(101)	107
Non-deductible amortization of other intangible assets and goodwill impairment	0	1	3
Other non-deductible expenses	254	371	457
Additional taxable income	8	7	5
Lower taxed income	(234)	(325)	(190)
(Income)/loss taxable to noncontrolling interests	18	8	12
Changes in tax law and rates	(6)	(28)	(2)
Changes in deferred tax valuation allowance	322	116	(106)
Change in recognition of outside basis difference	(9)	4	(32)
Tax deductible impairments of Swiss subsidiary investments	0	0	(65)
(Windfall tax benefits) /shortfall tax charges on share-based compensation	76	39	10
Other	(259)	165	420
Income tax expense	801	1,295	1,361
1 The statutory tax rate was 20% in 2020 and 22% in 2019 and 2018.
2020
Foreign tax rate differential of CHF  62 million reflected a foreign tax benefit primarily driven by losses in higher tax jurisdictions, mainly in the UK, and profits incurred in lower tax jurisdictions, mainly in Singapore, partially offset by profits made in higher tax jurisdictions, such as the US. The foreign tax rate expense of CHF  188 million comprised not only the foreign tax expense based on statutory tax rates but also the tax impacts related to the following reconciling items.
Other non-deductible expenses of CHF  254 million included the impact of CHF  117 million relating to non-deductible interest expenses and non-deductible costs related to funding and capital (including the impact of a previously unrecognized tax benefit of CHF  157 million relating to the resolution of interest cost deductibility with and between international tax authorities, partially offset by a contingency accrual of CHF  41 million), CHF  68 million relating to non-deductible bank levy costs and other non-deductible compensation expenses and management costs, CHF  46 million relating to non-deductible legacy litigation provisions and CHF  23 million relating to other non-deductible expenses.

Lower taxed income of CHF  234 million included a tax benefit of CHF  79 million related to the revaluations of the equity investments in SIX Group AG, Allfunds Group and Pfandbriefbank in Switzerland, CHF  67 million related to concessionary and lower taxed income, CHF  67 million related to non-taxable life insurance income, CHF  19 million related to the transfer of the Investlab fund platform to Allfunds Group and various smaller items.
Changes in deferred tax valuation allowances of CHF  322 million included a tax charge from the increase in valuation allowances on deferred tax assets of CHF  353 million, mainly in respect of the re-assessment of deferred tax assets reflecting changes in the forecasted future profitability of two of the Group’s operating entities in Switzerland of CHF  252 million, and also in respect of one of the Group’s operating entities in the UK. Also included was the net impact of the release of valuation allowances on deferred tax assets of CHF  31 million, mainly in respect of one of the Group’s operating entities in Hong Kong and another of the Group’s operating entities in the UK.
Other of CHF  259 million included an income tax benefit from the re-assessment of the US base erosion and anti-abuse tax (BEAT) provision for 2019 of CHF  180 million and the impact of a change in US tax rules relating to federal net operating losses (NOLs), where federal NOLs generated in tax years 2018, 2019 or 2020 can be carried back for five years instead of no carry back before and also the deductible interest expense limitations for the years 2019 and 2020 have been increased from 30% to 50% of adjusted taxable income for the year, which in aggregate resulted in a benefit of CHF  141 million. Additionally, this included an income tax benefit of CHF  82 million relating to prior years’ adjustments and a tax benefit of CHF 34 million relating to the beneficial earnings mix of one of the Group’s operating entities in Switzerland. These benefits were partially offset by CHF  78 million relating to the tax impact of an accounting standard implementation transition adjustment for own credit movements, CHF  61 million relating to withholding taxes, CHF  26 million relating to the current year BEAT provision and CHF  14 million relating to own credit valuation movements. The remaining balance included various smaller items.
The US tax reform enacted in December 2017 introduced the BEAT tax regime, effective as of January 1, 2018, for which final regulations were issued by the US Department of Treasury on December 2, 2019. Following the publication of the 2019 financial statements, Credit Suisse continued its analysis of the final regulations, resulting in a revision to the technical application of the prior BEAT estimate. This new information was not available or reasonably knowable at the time of the publication of the 2019 financial statements and resulted in a change of accounting estimate reflected in 2020.
2019
Foreign tax rate differential of CHF  101 million reflected a foreign tax benefit mainly driven by losses in higher tax jurisdictions, mainly in the UK, and profits incurred in lower tax jurisdictions, mainly in Singapore, partially offset by profits made in higher tax jurisdictions, such as Brazil. The foreign tax rate expense of CHF  949 million comprised not only the foreign tax expense based on statutory tax rates but also the tax impacts related to the following reconciling items.
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
Other of CHF  165 million included CHF  165 million relating to BEAT and CHF  123 million relating to the tax impact of an accounting standard implementation transition adjustment for own credit movements. This was partially offset by CHF  58 million from own credit valuation gains, CHF  53 million relating to agreements reached with tax authorities relating to an advanced pricing agreement and the closure of a tax audit and CHF  20 million relating to a prior year adjustment. The remaining balance included various smaller items.

2018
Foreign tax rate differential of CHF  107 million reflected a foreign tax expense mainly driven by profits made in higher tax jurisdictions, such as the US, partially offset by foreign tax rate differential related to profits incurred in lower tax jurisdictions, mainly in Singapore. The foreign tax rate expense of CHF  747 million comprised not only the foreign tax expense based on statutory tax rates but also the tax impacts related to the following reconciling items.
Other non-deductible expenses of CHF  457 million included the impact of CHF  325 million relating to non-deductible interest expenses (including a contingency accrual of CHF  92 million), CHF  49 million related to non-deductible bank levy costs and other non-deductible compensation expenses and management costs, CHF  15 million related to non-deductible fines and various smaller non-deductible expenses.
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
Other of CHF  420 million included CHF  202 million relating to the tax impact of an accounting standard implementation transition adjustment for own credit movements, CHF  130 million from own credit valuation gains, CHF  65 million relating to BEAT, CHF  56 million relating to the net re-assessment of deferred tax balances in respect of one of the Group’s operating entities in Switzerland, CHF  26 million relating to the increase of tax contingency accruals and other smaller balances. This was partially offset by prior year adjustments of CHF  76 million.
As of December 31, 2020, the Group had accumulated undistributed earnings from foreign subsidiaries of CHF  20.1 billion compared to CHF  17.8 billion as of December 31, 2019. The increase compared to the end of 2019 reflected a reserve transfer in one of the Group’s entities. No deferred tax liability was recorded in respect of those amounts as these earnings are considered indefinitely reinvested. It is not practicable to estimate the amount of unrecognized deferred tax liabilities for these undistributed foreign earnings.
Deferred tax assets and liabilities
end of	2020	2019
Deferred tax assets and liabilities (CHF million)
Compensation and benefits	931	956
Loans	653	598
Investment securities	1,347	1,437
Provisions	999	769
Leases	384	439
Derivatives	53	72
Real estate	175	189
Net operating loss carry-forwards	5,425	5,753
Goodwill and intangible assets	209	405
Other	119	78
Gross deferred tax assets before valuation allowance	10,295	10,696
Less valuation allowance	(4,465)	(4,136)
Gross deferred tax assets net of valuation allowance	5,830	6,560
Compensation and benefits	(666)	(650)
Loans	(352)	(348)
Investment securities	(523)	(503)
Provisions	(333)	(337)
Leases	(365)	(405)
Derivatives	(231)	(224)
Real estate	(36)	(35)
Other	(187)	(182)
Gross deferred tax liabilities	(2,693)	(2,684)
Net deferred tax assets	3,137	3,876
of which deferred tax assets	3,667	4,399
of which net operating losses	1,070	1,465
of which deductible temporary differences	2,597	2,934
of which deferred tax liabilities	(530)	(523)
Net deferred tax assets of CHF 3,137 million decreased CHF  739 million from 2019 to 2020, primarily due to the impact of foreign exchange translation losses of CHF  348 million, which were included within the currency translation adjustments recorded in AOCI, CHF  252 million from the re-assessment of deferred tax balances in Switzerland and CHF  177 million related to current year earnings. These decreases were partially offset by the tax impacts directly recorded in equity and OCI of CHF  38 million, mainly related to own credit movements.
In 2019, the US and Switzerland contributed the majority of the net deferred tax assets, CHF  3,855 million, net of a valuation allowance of CHF  606 million. In 2020, following the deferred tax asset re-assessment in Switzerland, the US contributed the majority of the net deferred tax assets, CHF  3,040 million. No valuation allowance was required on the US deferred tax assets as of the end of 2020.
Due to uncertainty concerning its ability to generate the necessary amount and mix of taxable income in future periods, the Group recorded a valuation allowance against gross deferred tax assets in the amount of CHF  4.5 billion as of December 31, 2020 compared to CHF  4.1 billion as of December 31, 2019.

Amounts and expiration dates of net operating loss carry-forwards
end of 2020	Total
Net operating loss carry-forwards (CHF million)
Due to expire within 1 year	17
Due to expire within 2 to 5 years	4,774
Due to expire within 6 to 10 years	4,145
Due to expire within 11 to 20 years	5,303
Amount due to expire	14,239
Amount not due to expire	16,162
Total net operating loss carry-forwards	30,401
Movements in the valuation allowance
in	2020	2019	2018
Movements (CHF million)
Balance at beginning of period	4,136	4,021	4,279
Net changes	329	115	(258)
Balance at end of period	4,465	4,136	4,021
As part of its normal practice, the Group conducted a detailed evaluation of its expected future results. This evaluation was dependent on management estimates and assumptions in developing the expected future results, which were based on a strategic business planning process influenced by current economic conditions and assumptions of future economic conditions that are subject to change. This evaluation took into account both positive and negative evidence related to expected future taxable income and also considered stress scenarios. This evaluation has indicated the expected future results that are likely to be earned in jurisdictions where the Group has significant gross deferred tax assets, primarily in the US, Switzerland and the UK. The Group then compared those expected future results with the applicable law governing the utilization of deferred tax assets. US tax law allowed for a 20-year carry-forward period for existing NOLs as of the end of 2017, federal NOLs generated in tax years 2018, 2019 and 2020 can be carried back for five years and any new NOLs will have an unlimited carry-forward period. UK tax law allows for an unlimited carry-forward period for NOLs. Based on the expected future results in the Bank parent company and given that Swiss tax law allows for a seven-year carry-forward period for NOLs, a valuation allowance was recorded on the deferred tax assets of this entity.
Tax benefits associated with share-based compensation
in	2020	2019	2018
Tax benefits (CHF million)
Tax benefits recorded in the consolidated statements of operations [1]	264	263	242
1 Calculated at the statutory tax rate before valuation allowance considerations.
> Refer to “Note 30 – Employee deferred compensation” for further information on share-based compensation.
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
Reconciliation of gross unrecognized tax benefits
	2020	2019	2018
Movements in gross unrecognized tax benefits (CHF million)
Balance at beginning of period	595	574	481
Increases in unrecognized tax benefits as a result of tax positions taken during a prior period	14	27	10
Decreases in unrecognized tax benefits as a result of tax positions taken during a prior period	(249)	(64)	(2)
Increases in unrecognized tax benefits as a result of tax positions taken during the current period	90	105	112
Decreases in unrecognized tax benefits relating to settlements with tax authorities	(3)	0	0
Reductions to unrecognized tax benefits as a result of a lapse of the applicable statute of limitations	(17)	(35)	(4)
Other (including foreign currency translation)	(48)	(12)	(23)
Balance at end of period	382	595	574
of which, if recognized, would affect the effective tax rate	382	595	574

Interest and penalties
in	2020	2019	2018
Interest and penalties (CHF million)
Interest and penalties recognized in the consolidated statements of operations	(16)	(10)	(28)
Interest and penalties recognized in the consolidated balance sheets	61	77	87
Interest and penalties are reported as tax expense. The Group is currently subject to ongoing tax audits, inquiries and litigation with the tax authorities in a number of jurisdictions, including Brazil, the Netherlands, the US, the UK and Switzerland. Although the timing of completion is uncertain, it is reasonably possible that some of these will be resolved within 12 months of the reporting date. It is reasonably possible that there will be a decrease of between zero and CHF  40 million in unrecognized tax benefits within 12 months of the reporting date.
The Group remains open to examination from federal, state, provincial or similar local jurisdictions from the following years onward in these major countries: Brazil – 2016; Switzerland – 2015 (federal and Zurich cantonal level); the UK – 2012; the US – 2010; and the Netherlands – 2010.

30 Employee deferred compensation
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
The following tables show the compensation expense for deferred compensation awards granted in 2020 and prior years that was recognized in the consolidated statements of operations during 2020, 2019 and 2018, the total shares delivered, the estimated unrecognized compensation expense for deferred compensation awards granted in 2020 and prior years outstanding as of December 31, 2020 and the remaining requisite service period over which the estimated unrecognized compensation expense will be recognized. The estimated unrecognized compensation expense was based on the fair value of each award on the grant date and included the current estimated outcome of relevant performance criteria and estimated future forfeitures but no estimate for future mark-to-market adjustments. The recognition of compensation expense for the deferred compensation awards granted in February 2021 began in 2021 and thus had no impact on the 2020 consolidated financial statements.
Deferred compensation awards for 2020
In February 2021, the Group granted share awards, performance share awards and Contingent Capital Awards (CCA) as deferred compensation. Deferred compensation was awarded to employees with total compensation of CHF/USD  250,000 or the local currency equivalent or higher.
Deferred compensation expense
in	2020	2019	2018
Deferred compensation expense (CHF million)
Share awards	573	589	516
Performance share awards	448	438	382
Contingent Capital Awards	255	308	154
Deferred cash awards	398	420	233
Retention awards	43	22	54
Total deferred compensation expense	1,717	1,777	1,339

Total shares delivered (million)
Total shares delivered	50.7	41.8	46.6
In 2020, Contingent Capital share awards are included in the category share awards, and Capital Opportunity Facility awards are included in the category deferred cash awards. Prior periods have been reclassified to conform to the current presentation.

Estimated unrecognized deferred compensation
end of	2020
Estimated unrecognized compensation expense (CHF million)
Share awards	449
Performance share awards	194
Contingent Capital Awards	151
Deferred cash awards	201
Retention awards	40
Total	1,035

Aggregate remaining weighted-average requisite service period (years)
Aggregate remaining weighted-average requisite service period	1.2
Does not include the estimated unrecognized compensation expense relating to grants made in 2021 for 2020.
Share awards
Share awards granted in February 2021 are similar to those granted in February 2020. Each share award granted entitles the holder of the award to receive one Group share, subject to service conditions. Share awards vest over three years with one third of the share awards vesting on each of the three anniversaries of the grant date (ratable vesting), with the exception of awards granted to individuals classified as risk managers or senior managers under the UK PRA Remuneration Code or similar regulations in other jurisdictions. Share awards granted to risk managers vest over five years with one fifth of the award vesting on each of the five anniversaries of the grant date, while share awards granted to senior managers vest over five years commencing on the third anniversary of the grant date, with one fifth of the award vesting on each of the third to seventh anniversaries of the grant date. Share awards are expensed over the service period of the awards. The value of the share awards is solely dependent on the Group share price at the time of delivery.
The Group’s share awards include other awards, such as blocked shares and special awards, which may be granted to new employees. Other share awards entitle the holder to receive one Group share and are generally subject to continued employment with the

Group, contain restrictive covenants and cancellation provisions and generally vest between zero and five years.
On February 19, 2021, the Group granted 44.6 million share awards with a total value of CHF  592 million. The number of share awards granted to employees was generally determined by dividing the deferred component of variable compensation being granted as share awards by the average price of a Group share over the ten consecutive trading days which ended on March 4, 2021. The fair value of each share award was CHF  12.59, the Group share price on the grant date. The majority of share awards granted include the right to receive dividend equivalents on vested shares. The estimated unrecognized compensation expense of CHF  538 million was determined based on the fair value of the awards on the grant date, includes the current estimated future forfeitures and will be recognized over the vesting period, subject to early retirement rules.
Share awards granted for previous years
For compensation year	2020	2019	2018
Shares awarded (million)	44.6	57.9	55.6
Value of shares awarded (CHF million)	592	626	638
Fair value of each share awarded (CHF) [1]	12.59	10.81	11.75
1 Based on the Group’s share price on the grant date.
In order to comply with Capital Requirements Directive IV requirements, employees who hold key roles in respect of certain Group subsidiaries receive shares that are subject to transfer restrictions for 50% of the amount that would have been paid to them in cash. These shares are vested at the time of grant but remain blocked, that is, subject to transfer restrictions, for six months to one year from the date of grant, depending on the location.
On February 19, 2021, the Group granted 2.6 million blocked shares with a total value of CHF  35 million that vested immediately upon grant, have no future service requirements and were attributed to services performed in 2020.
Blocked share awards granted for previous years
For compensation year	2020	2019	2018
Blocked shares awarded (million)	2.6	3.2	3.0
Value of shares awarded (CHF million)	35	37	35
Share award activities
	2020		2019		2018
	Number of share awards in million	Weighted- average grant-date fair value in CHF	Number of share awards in million	Weighted- average grant-date fair value in CHF	Number of share awards in million	Weighted- average grant-date fair value in CHF
Share awards
Balance at beginning of period	110.5	13.46	83.2	16.15	84.9	15.73
Granted	69.1	10.61	69.3	11.68	43.8	16.91
Settled	(47.9)	13.76	(36.9)	16.15	(40.7)	16.09
Forfeited	(5.4)	11.72	(5.1)	13.83	(4.8)	16.24
Balance at end of period	126.3	11.86	110.5	13.46	83.2	16.15
of which vested	13.5	–	11.9	–	8.6	–
of which unvested	112.8	–	98.6	–	74.6	–

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
Performance share awards are subject to a negative adjustment in the event of a divisional loss by the division in which the employees worked as of December 31, 2020, or a negative ROE of the Group, whichever results in a larger adjustment. For employees in corporate functions and the Asset Resolution Unit, the negative adjustment only applies in the event of a negative ROE of the Group and is not linked to the performance of the divisions. The basis for the ROE calculation may vary from year to year, depending on the Compensation Committee’s determination for the year in which the performance shares are granted.
On February 19, 2021, the Group granted 37.8 million performance share awards with a total value of CHF  493 million. The number of performance share awards granted to employees was generally determined by dividing the deferred component of variable compensation being granted as performance share awards by the average price of a Group share over the ten consecutive trading days which ended on March 4, 2021. The fair value of each performance share award was CHF  12.59, the Group share price on the grant date. The majority of performance share awards granted include the right to receive dividend equivalents on vested shares. The estimated unrecognized compensation expense of CHF  453 million was determined based on the fair value of the awards on the grant date, includes the current estimated outcome of the relevant performance criteria and estimated future forfeitures and will be recognized over the vesting period, subject to early retirement rules.
Performance share awards granted for previous years
For compensation year	2020	2019	2018
Performance shares awarded (million)	37.8	50.7	46.1
Value of performance shares awarded (CHF million)	493	553	532
Fair value of each performance share awarded (CHF) [1]	12.59	10.81	11.75
1 Based on the Group’s share price on the grant date.
Performance share award activities
	2020		2019		2018
	Number of performance share awards in million	Weighted- average grant-date fair value in CHF	Number of performance share awards in million	Weighted- average grant-date fair value in CHF	Number of performance share awards in million	Weighted- average grant-date fair value in CHF
Performance share awards
Balance at beginning of period	72.4	13.38	51.7	16.33	54.2	15.88
Granted	50.9	10.63	45.4	11.60	26.5	16.98
Settled	(29.0)	14.13	(22.8)	16.51	(26.3)	16.07
Forfeited	(2.6)	11.62	(1.9)	13.67	(2.7)	16.26
Balance at end of period	91.7	11.66	72.4	13.38	51.7	16.33
of which vested	10.4	–	6.7	–	5.4	–
of which unvested	81.3	–	65.7	–	46.3	–

Contingent Capital Awards
CCA were granted in February 2021, 2020 and 2019 to managing directors and directors as part of the 2020, 2019 and 2018 deferred variable compensation and have rights and risks similar to those of certain contingent capital instruments issued by the Group in the market. CCA are scheduled to vest on the third anniversary of the grant date, other than those granted to individuals classified as risk managers or senior managers under the UK PRA Remuneration Code or similar regulations in other jurisdictions, where CCA vest on the fifth and seventh anniversaries of the grant date, respectively, and will be expensed over the vesting period. CCA generally provide a conditional right to receive semi-annual cash payments of interest equivalents until settled, with rates being dependent upon the vesting period and currency of denomination. CCA granted in 2021, 2020 and 2019 that vest five or seven years from the date of grant are not eligible for semi-annual cash payments of interest equivalents. CCA granted to certain regulated employees that vest over three years are not eligible for semi-annual cash payments of interest equivalents.
■ CCA granted in 2021 that are denominated in US dollars and vest three years from the date of grant receive interest equivalents at a rate of 3.60%, per annum plus the daily compounded (spread exclusive) US dollar Secured Overnight Financing Rate (SOFR);
■ CCA granted in 2020 and 2019 that are denominated in US dollars and vest three years from the date of grant receive interest equivalents at a rate of 3.77% and 4.46% respectively, per annum over the six-month US dollar LIBOR;
■ CCA granted in 2021 that are denominated in Swiss francs and vest three years from the date of grant receive interest equivalents at a rate of 3.06%, per annum plus the daily compounded (spread exclusive) Swiss franc Swiss Average Rate Overnight (SARON);
■ CCA granted in 2020 and 2019 that are denominated in Swiss francs and vest three years from the date of grant receive interest equivalents at a rate of 3.29% and 3.73%, respectively, per annum over the six-month Swiss franc LIBOR; and
■ The semi-annual interest equivalent cash payments calculation cycle with effect from February 2021 will be based on the SOFR for CCA denominated in US dollars and the SARON for CCA denominated in Swiss francs.
The rates were set in line with market conditions at the time of grant and existing high-trigger and low-trigger contingent capital instruments that the Group has issued. For CCA granted in February 2021, employees who received compensation in Swiss francs received CCA denominated in Swiss francs and all other employees received CCA denominated in US dollars.
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
On February 19, 2021, the Group awarded CHF  253 million of CCA that will be expensed over the vesting period. The estimated unrecognized compensation expense of CHF  241 million was determined based on the fair value of the awards on the grant date, including the current estimated outcome of the relevant performance criteria and estimated future forfeitures. This will be recognized over the vesting period, subject to early retirement rules.
Contingent Capital Awards granted for previous years
For compensation year	2020	2019	2018
CCA awarded (CHF million)	253	268	299
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
Deferred fixed cash awards
The Group granted deferred fixed cash compensation during 2020, 2019 and 2018 of CHF  120 million, CHF  108 million and CHF  98 million, respectively, to certain employees in the Americas. This compensation has been expensed in the Investment Bank and International Wealth Management divisions over a three-year vesting period from the grant date. Amortization of this compensation in 2020 totaled CHF  112 million, of which CHF  65 million was related to awards granted in 2020.
Upfront cash awards
In February 2021, certain managing directors and directors in International Wealth Management were granted CHF 59 million of upfront cash awards as part of the cash component of their 2020 variable compensation. During 2020 and 2019, the Group granted upfront cash awards of CHF  146 million and CHF  47 million, respectively. These awards are subject to repayment (clawback) by the employee in the event of voluntary resignation, termination for cause or in connection with other specified events or conditions within three years of the award grant. The amount subject to repayment is reduced in equal monthly installments during the three-year period following the grant date. The expense recognition will occur over the three-year vesting period, subject to service conditions. Amortization of this compensation in 2020 totaled CHF  79 million.
Retention awards
The Group granted deferred cash and stock retention awards during 2020, 2019 and 2018 of CHF  40 million, CHF  40 million and CHF  25 million, respectively. These awards are expensed over the applicable vesting period from the grant date. Amortization of these awards in 2020 totaled CHF  43 million, of which CHF  13 million was related to awards granted in 2020.
Delivered shares
The Group fully covered its share delivery obligations through market purchases in 2020, 2019 and 2018.
31 Related parties
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
Banking relationships
The Group is a global financial services provider. Many of the members of the Executive Board and the Board of Directors, their close family members or companies associated with them maintain banking relationships with the Group. The Group or any of its banking subsidiaries may from time to time enter into financing and other banking agreements with companies in which current members of the Executive Board or the Board of Directors have a significant influence as defined by the SEC, such as holding executive and/or board level roles in these companies. With the exception of the transactions described below, relationships with members of the Executive Board or the Board of Directors and such companies are in the ordinary course of business and are entered into on an arm’s length basis. Also, unless otherwise noted, all loans to members of the Executive Board, members of the Board of Directors, their close family members or companies associated with them were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and did not involve more than the normal risk of collectability or present other unfavorable features. As of December 31, 2020, 2019 and 2018, there were no loan exposures to such related parties that were not made in the ordinary course of business and at prevailing market conditions.
Related party loans
Executive Board and Board of Directors loans
The majority of loans outstanding to members of the Executive Board and the Board of Directors are mortgages or loans against securities.
All mortgage loans to members of the Executive Board are granted either with variable or fixed interest rates over a certain period. Typically, mortgages are granted for periods of up to ten years. Interest rates applied are based on refinancing costs plus a margin, and interest rates and other terms are consistent with those applicable to other employees. Loans against securities are granted at interest rates and on terms applicable to such loans granted to other employees. The same credit approval and risk assessment procedures apply to members of the Executive Board as for other employees. The highest loan outstanding to an Executive Board member was CHF  6 million to Thomas Gottstein as of December 31, 2020.
Members of the Board of Directors with loans, including the Chairman of the Board of Directors, do not benefit from employee conditions, but are subject to conditions applied to clients with a comparable credit standing.
Unless otherwise noted, all loans to members of the Executive Board and the Board of Directors were made in the ordinary course of business and substantially on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons. These loans did not involve more than the normal risk of collectability or present other unfavorable features.

Executive Board and Board of Directors loans
in	2020		2019	2018
Executive Board loans (CHF million)
Balance at beginning of period	32	[1]	33	26
Additions	5		13	8
Reductions	(24)		(14)	(1)
Balance at end of period	13	[1]	32	33
Board of Directors loans (CHF million)
Balance at beginning of period	9	[2]	10	11
Additions	0		3	0
Reductions	0		(4)	(1)
Balance at end of period	9	[2]	9	10
1 The number of individuals with outstanding loans was five at the beginning of the year and four at the end of the year.
2 The number of individuals with outstanding loans was four at the beginning of the year and three at the end of the year.
Equity method investees loans
The Group or its subsidiaries grant loans to equity method investees in the normal course of business.
> Refer to “Note 41 – Significant subsidiaries and equity method investments” for a list of equity method investments.
Loans made by the Group or any subsidiaries to equity method investees
in	2020	2019	2018
Loans to equity method investees (CHF million)
Balance at beginning of period	299	253	173
Net borrowings/(repayments)	115	46	80
Balance at end of period	414	299	253
Other related party transaction
In December 2018, a subsidiary of the Group executed a transaction with an affiliate to sell a minority interest in a trading platform for a gain of approximately USD  80 million.
Liabilities due to own pension plans
Liabilities due to the Group’s own defined benefit pension plans as of December 31, 2020 and 2019 of CHF  643 million and CHF  703 million, respectively, were reflected in various liability accounts in the Group’s consolidated balance sheets.

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
The Group contributes to various defined contribution pension plans primarily in Switzerland, the US and the UK as well as other countries throughout the world. During 2020, 2019 and 2018, the Group contributed to these plans and recognized as expense CHF  299 million, CHF  167 million and CHF  153 million, respectively. This included expenses of CHF  143 million in 2020 related to the new Swiss defined contribution pension plan which took effect on January 1, 2020.
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
Swiss pension plan
The Group’s most significant defined benefit pension plan, the Credit Suisse Swiss Pension Plan (Swiss pension plan), is located and covers its employees in Switzerland and is set up as a trust domiciled in Zurich. The Swiss pension plan provides benefits in the event of retirement, death and disability and meets or exceeds the minimum benefits required under the Swiss Federal Law on Occupational Retirement, Survivors’ and Disability Pension Plans (BVG). Benefits in the Swiss pension plan are determined on the basis of the accumulated employer and employee contributions and accumulated interest credited. Although the Swiss pension plan is largely defined contribution in nature, it is treated as a defined benefit plan under US GAAP, mainly due to a guaranteed minimum return on contributions and guaranteed payment of lifetime pensions. As of December 31, 2020 and 2019, the Swiss pension plan comprised 66% and 71%, respectively, of all the Group’s employees participating in defined benefit plans, 81% and 81%, respectively, of the fair value of plan assets, and 82% and 82%, respectively, of the pension benefit obligation of the Group’s defined benefit plans.
Employee contributions in the savings section depend on their age and are determined as a percentage of the pensionable salary. The employees can select between three different levels of contributions which vary between 5% and 14% depending on their age. The Group’s contribution varies between 7.5% and 25% of the pensionable salary depending on the employee’s age.
The Swiss Federal council sets the minimum statutory interest rate on savings balances on an annual basis that applies to the BVG minimum pensionable salary ( 1.0% as of January 1, 2021 and 2020). The statutory interest rate on savings balances does not apply to extra mandatory benefits. The Board of Trustees of the Swiss pension fund sets the interest rate to be applied on the accumulated savings balance on an annual basis.
When employees retire, their savings balance is converted into an annuity and the conversion rate is the percentage used to convert the assets accrued in the Swiss pension plan to an annual lifetime retirement pension. The level of the conversion rate depends on the life expectancy of future retirees and on the long-term potential for returns in the capital markets. The Board of Trustees of the Swiss pension plan has the responsibility to set the conversion rates for the plan. Decisions on conversion rates are to be set for a planning horizon of at least seven years.
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

Components of net periodic benefit costs
	Defined benefit pension plans						Other post-retirement defined benefit plan
	Switzerland			International			International
in	2020	2019	2018	2020	2019	2018	2020	2019	2018
Net periodic benefit costs (CHF million)
Service costs on benefit obligation	203	256	242	15	14	16	0	0	0
Interest costs on benefit obligation	20	52	63	68	90	86	4	6	5
Expected return on plan assets	(352)	(394)	(483)	(85)	(108)	(114)	0	0	0
Amortization of recognized prior service cost/(credit)	(167)	(155)	(126)	1	1	0	0	0	0
Amortization of recognized actuarial losses/(gains)	334	293	306	13	19	47	1	3	8
Settlement losses/(gains)	8	41	35	(1)	0	0	0	0	0
Curtailment losses/(gains)	(10)	0	(12)	0	0	(1)	0	0	0
Special termination benefits	8	14	38	0	0	0	0	0	0
Net periodic benefit costs/(credits)	44	107	63	11	16	34	5	9	13
Service costs on benefit obligation are reflected in compensation and benefits. Other components of net periodic benefit costs are reflected in general and administrative expenses or, except for 2019, in restructuring expenses.

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
Service costs on benefit obligation reflected in compensation and benefits – other for 2020, 2019 and 2018 were CHF  218 million, CHF  270 million and CHF  258 million, respectively.
As part of its strategic plan, the Group has launched a number of cost efficiency measures, including headcount reduction. This resulted in curtailment gains of CHF  10 million and CHF  12 million in 2020 and 2018, respectively, reflecting the immediate recognition of a credit relating to the years of service no longer expected to be rendered. Additional costs of CHF  8 million, CHF  41 million and CHF  35 million in 2020, 2019 and 2018, respectively, related to the settlement of the pension obligation for employees in Switzerland whose employment has effectively been terminated or who have left the Group due to a sale of their business. Special termination benefit costs of CHF  8 million, CHF  14 million and CHF  38 million have been recognized in 2020, 2019 and 2018, respectively, relating to early retirements in Switzerland in the context of the cost efficiency measures.
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
US GAAP requires an employer to recognize the funded status of the defined benefit pension and other post-retirement defined benefit plans on the balance sheet. The funded status of these plans is determined as the difference between the fair value of plan assets and the PBO. The funded status may vary from year to year due to changes in the fair value of plan assets and variations of the PBO following changes in the underlying assumptions and membership data used to determine the PBO. In 2020 and 2019, the curtailments, settlements and special termination benefits in Switzerland, which impacted the PBO, related to the headcount reduction in the context of the cost efficiency measures.

Obligations and funded status of the plans
	Defined benefit pension plans				Other post-retirement defined benefit plan
	Switzerland		International		International
in / end of	2020	2019	2020	2019	2020	2019
PBO (CHF million) [1]
Beginning of the measurement period	15,979	15,432	3,325	2,951	164	160
Plan participant contributions	143	205	0	0	0	0
Service cost	203	256	15	14	0	0
Interest cost	20	52	68	90	4	6
Plan amendments	0	(428)	5	0	0	0
Settlements	(28)	(152)	(23)	0	0	0
Curtailments	(17)	0	0	0	0	0
Special termination benefits	8	14	0	0	0	0
Actuarial losses/(gains)	857	1,262	456	410	13	13
Benefit payments	(1,063)	(662)	(156)	(149)	(11)	(12)
Exchange rate losses/(gains)	0	0	(208)	9	(14)	(3)
End of the measurement period	16,102	15,979	3,482	3,325	156	164
Fair value of plan assets (CHF million)
Beginning of the measurement period	17,790	16,225	4,111	3,604	0	0
Actual return on plan assets	860	1,767	476	487	0	0
Employer contributions	298	407	61	130	11	12
Plan participant contributions	143	205	0	0	0	0
Settlements	(28)	(152)	(23)	0	0	0
Benefit payments	(1,063)	(662)	(156)	(149)	(11)	(12)
Exchange rate gains/(losses)	0	0	(257)	39	0	0
End of the measurement period	18,000	17,790	4,212	4,111	0	0
Funded status recognized (CHF million)
Funded status of the plan – overfunded/(underfunded)	1,898	1,811	730	786	(156)	(164)
Funded status recognized in the consolidated balance sheet as of December 31	1,898	1,811	730	786	(156)	(164)
Total amount recognized (CHF million)
Noncurrent assets	1,898	1,811	975	1,068	0	0
Current liabilities	0	0	(8)	(6)	(11)	(11)
Noncurrent liabilities	0	0	(237)	(276)	(145)	(153)
Net amount recognized in the consolidated balance sheet as of December 31	1,898	1,811	730	786	(156)	(164)
ABO (CHF million) [2]
End of the measurement period	15,637	15,459	3,449	3,294	156	164
1 Including estimated future salary increases.
2 Excluding estimated future salary increases.
The net amount recognized in the consolidated balance sheets as of December 31, 2020 and 2019 for the defined benefit pension plans was an overfunding of CHF  2,628 million and CHF  2,597 million, respectively.
The remeasurement loss on the Swiss pension plan recorded as of December 31, 2020 consisted of losses on the PBO of CHF  857 million due to changes in financial and demographic assumptions, primarily a decrease in the discount rate, an increase in the interest rate on savings balances and updates on the membership data, partially offset by gains on the asset portfolio of CHF  508 million. The remeasurement gain on the Swiss pension plan recorded as of December 31, 2019 consisted of gains on the asset portfolio of CHF  1,373 million, partially offset by losses on the PBO of CHF  1,262 million due to changes in financial and demographic assumptions, primarily a decrease in the discount rate and updates on the membership data.
The remeasurement loss on the international pension plans recorded as of December 31, 2020 consisted of losses on the PBO of CHF  456 million due to changes in financial and demographic assumptions, primarily a decrease in the discount rate and updates on the membership data, partially offset by gains on the asset portfolio of CHF  391 million. The remeasurement loss on the international pension plans recorded as of December 31, 2019 consisted of losses on the PBO of CHF  410 million due to changes in financial and demographic assumptions, primarily a decrease in the discount rate and updates on the membership data, partially offset by gains on the asset portfolio of CHF  379 million.

In 2020, there was a special cash contribution made to the defined benefit pension plan in the US of CHF  43 million. In 2019, a special cash contribution was made to the defined benefit pension plan in Germany of CHF  111 million. In 2021, the Group expects to contribute CHF  296 million to the Swiss pension plan, CHF  16 million to the international defined benefit pension plans and CHF  11 million to other post-retirement defined benefit plans.
PBO or ABO in excess of plan assets
The following table shows the aggregate PBO and ABO, as well as the aggregate fair value of plan assets for those plans with PBO in excess of plan assets and those plans with ABO in excess of plan assets as of December 31, 2020 and 2019, respectively.
Defined benefit pension plans in which PBO or ABO exceeded plan assets
	International
	PBO exceeds fair value of plan assets		[1]	ABO exceeds fair value of plan assets		[1]
December 31	2020	2019		2020	2019
PBO/ABO exceeded plan assets (CHF million)
PBO	1,404	1,455		1,393	1,443
ABO	1,377	1,431		1,369	1,422
Fair value of plan assets	1,159	1,174		1,150	1,163
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
Amounts recognized in AOCI, net of tax
	Defined benefit pension plans		Other post-retirement defined benefit plan		Total
end of	2020	2019	2020	2019	2020	2019
Amounts recognized in AOCI (CHF million)
Actuarial gains/(losses)	(3,688)	(3,618)	(39)	(30)	(3,727)	(3,648)
Prior service credits/(costs)	453	601	3	3	456	604
Cumulative effect of accounting changes	0	(42)	0	0	0	(42)
Total	(3,235)	(3,059)	(36)	(27)	(3,271)	(3,086)
The following table shows the changes in OCI due to actuarial gains/(losses), the prior service credits/(costs) recognized in AOCI during 2020 and 2019, the amortization of the aforementioned items as components of net periodic benefit costs for these periods and the cumulative effect of accounting changes.

Amounts recognized in OCI
	Defined benefit pension plans			Other post-retirement defined benefit plan
in	Gross	Tax	Net	Gross	Tax	Net	Total net
2020 (CHF million)
Actuarial gains/(losses)	(414)	83	(331)	(13)	3	(10)	(341)
Prior service credits/(costs)	(5)	0	(5)	0	0	0	(5)
Amortization of actuarial losses/(gains)	347	(64)	283	1	0	1	284
Amortization of prior service costs/(credits)	(166)	31	(135)	0	0	0	(135)
Immediate recognition due to curtailment/settlement	14	(2)	12	0	0	0	12
Total	(224)	48	(176)	(12)	3	(9)	(185)
2019 (CHF million)
Actuarial gains/(losses)	82	(29)	53	(12)	3	(9)	44
Prior service credits/(costs)	428	(90)	338	0	0	0	338
Amortization of actuarial losses/(gains)	312	(65)	247	3	(1)	2	249
Amortization of prior service costs/(credits)	(154)	33	(121)	0	0	0	(121)
Immediate recognition due to curtailment/settlement	41	(8)	33	0	0	0	33
Cumulative effect of accounting changes	0	(42)	(42)	0	0	0	(42)
Total	709	(201)	508	(9)	2	(7)	501
Assumptions
The measurement of both the net periodic benefit costs and the benefit obligation is determined using explicit assumptions, each of which individually represents the best estimate of a particular future event.
Weighted-average assumptions used to determine net periodic benefit costs and benefit obligation
	Defined benefit pension plans						Other post-retirement defined benefit plan
	Switzerland			International			International
December 31	2020	2019	2018	2020	2019	2018	2020	2019	2018
Net periodic benefit cost (%)
Discount rate - service costs	0.69	1.19	1.02	3.04	3.28	2.96	–	4.38	3.86
Discount rate - interest costs	0.13	0.57	0.41	2.39	3.28	2.77	2.77	3.95	3.28
Salary increases	1.50	0.75	0.50	2.84	2.92	2.97	–	–	–
Interest rate on savings balances	0.45	1.03	0.86	–	–	–	–	–	–
Expected long-term rate of return on plan assets	2.10	2.40	3.00	2.37	3.00	3.22	–	–	–
Benefit obligation (%)
Discount rate	0.40	0.45	1.03	1.67	2.38	3.30	2.55	3.23	4.37
Salary increases	1.50	1.50	0.75	2.98	2.84	2.90	–	–	–
Interest rate on savings balances	1.25	0.45	1.03	–	–	–	–	–	–
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
Credit Suisse estimates the future interest rate on savings balances taking into consideration actions and rates approved by the Board of Trustees of the Swiss pension plan and expected future changes in the interest rate environment. In prior years, Credit Suisse used the cash flow weighted-average of the yield curve used for the discount rate as the best estimate for the interest rate on savings balances for these long-term projections. Due to the higher actual interest rate on savings balances payments over prior years, the interest rate on savings balances has been updated to 1.25% for 2020. This resulted in an increase to the PBO of approximately CHF  450 million.
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
Mortality tables and life expectancies for major plans
			Life expectancy at age 65 for a male member currently				Life expectancy at age 65 for a female member currently
			aged 65		aged 45		aged 65		aged 45
December 31			2020	2019	2020	2019	2020	2019	2020	2019
Life expectancy (years)
Switzerland	BVG 2015 tables	[1]	21.7	21.6	23.3	23.2	23.7	23.6	25.3	25.2
UK	SAPS S2 light tables	[2]	23.3	23.2	24.9	24.8	24.5	24.3	26.3	26.1
US	Pri-2012 mortality tables	[3]	21.1	21.1	22.3	22.2	22.8	22.7	23.9	23.8
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
The following table provides an overview of the assumed health care cost trend rates.
Health care cost trend rates
in / end of	2020	2019	2018
Health care cost trend rate (%)
Annual weighted-average health care cost trend rate [1]	7.0	8.0	8.7
1 The annual health care cost trend rate is assumed to decrease gradually to achieve the long-term health care cost trend rate of 5% by 2025.
The annual health care cost trend rate used to determine the net periodic defined benefit costs for 2021 is 7.0%.
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
As of December 31, 2020 and 2019, the total fair value of Group equity securities and options was CHF  77 million and CHF  89 million, respectively.
Fair value hierarchy of plan assets
> Refer to “Fair value measurement” in Note 36 – Financial instruments for discussion of the fair value hierarchy.
Fair value of plan assets
The following tables present the plan assets measured at fair value on a recurring basis as of December 31, 2020 and 2019 for the Group’s defined benefit pension plans.

Plan assets measured at fair value on a recurring basis
end of	2020						2019
	Level 1	Level 2		Level 3	Assets measured at net asset value per share	Total	Level 1	Level 2		Level 3	Assets measured at net asset value per share	Total
Plan assets at fair value (CHF million)
Cash and cash equivalents	458	0		0	0	458	703	0		0	0	703
Debt securities	5,224	222		0	438	5,884	6,448	199		0	303	6,950
of which corporates	5,224	222		0	438	5,884	6,448	199		0	303	6,950
Equity securities	5,320	0		0	0	5,320	5,015	0		0	0	5,015
Real estate	0	1,795		1,444	0	3,239	0	1,277		1,351	0	2,628
of which direct	0	0		1,444	0	1,444	0	0		1,351	0	1,351
of which indirect	0	1,795		0	0	1,795	0	1,277	[1]	0	0	1,277
Alternative investments	433	514		0	2,152	3,099	0	424		0	2,070	2,494
of which private equity	0	0		0	1,794	1,794	0	0		0	1,561	1,561
of which hedge funds	0	413		0	1	414	0	385		0	126	511
of which other	433	101		0	357	891	0	39		0	383	422
Switzerland	11,435	2,531		1,444	2,590	18,000	12,166	1,900		1,351	2,373	17,790
Cash and cash equivalents	17	247		0	0	264	14	104		0	0	118
Debt securities	2,519	872		0	422	3,813	2,277	1,016		0	430	3,723
of which governments	2,169	7		0	0	2,176	1,904	9		0	0	1,913
of which corporates	350	865		0	422	1,637	373	1,007		0	430	1,810
Equity securities	33	0		0	52	85	58	0		0	91	149
Real estate – indirect	0	0		0	20	20	0	0		0	29	29
Alternative investments	0	(47)		0	0	(47)	0	(37)		0	45	8
of which hedge funds	0	0		0	0	0	0	0		0	45	45
of which other	0	(47)	[2]	0	0	(47)	0	(37)	[2]	0	0	(37)
Other investments	0	77		0	0	77	0	84		0	0	84
International	2,569	1,149		0	494	4,212	2,349	1,167		0	595	4,111
Total plan assets at fair value	14,004	3,680		1,444	3,084	22,212	14,515	3,067		1,351	2,968	21,901
The Swiss pension fund uses exchange-traded futures to manage the economic exposure of the portfolio. Under US GAAP, these futures are not carried at fair value as they are settled on a daily basis and are considered brokerage receivables and payables. Consequently, they are excluded from this table. These futures increased/(decreased) the economic exposure to cash and cash equivalents by CHF 462 million and CHF (685) million in 2020 and 2019, respectively, and (increased)/decreased the economic exposure to equity securities by CHF 462 million and CHF (685) million in 2020 and 2019, respectively.

1 Prior period has been corrected to reclassify the leveling of certain plan assets.
2 Primarily related to derivative instruments.
Plan assets measured at fair value on a recurring basis for level 3
				Actual return on plan assets
	Balance at beginning of period	Transfers in	Transfers out	On assets still held at reporting date	On assets sold during the period	Purchases, sales, settlements	Foreign currency translation impact	Balance at end of period
2020 (CHF million)
Real estate	1,351	0	0	69	0	24	0	1,444
of which direct	1,351	0	0	69	0	24	0	1,444
Total plan assets at fair value	1,351	0	0	69	0	24	0	1,444
of which Switzerland	1,351	0	0	69	0	24	0	1,444
2019 (CHF million)
Debt securities – corporates	34	0	(34)	0	0	0	0	0
Real estate	1,345	0	(48)	54	0	0	0	1,351
of which direct	1,297	0	0	54	0	0	0	1,351
of which indirect	48	0	(48)	0	0	0	0	0
Total plan assets at fair value	1,379	0	(82)	54	0	0	0	1,351
of which Switzerland	1,379	0	(82)	54	0	0	0	1,351

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
Plan asset allocation
	Switzerland		International
December 31	2020	2019	2020	2019
Weighted-average (%)
Cash and cash equivalents	2.5	3.9	6.3	2.9
Debt securities	32.7	39.1	90.5	90.6
Equity securities	29.6	28.2	2.0	3.6
Real estate	18.0	14.8	0.5	0.7
Alternative investments	17.2	14.0	(1.1)	0.2
Insurance	0.0	0.0	1.8	2.0
Total	100.0	100.0	100.0	100.0
The following table shows the target plan asset allocation for 2021 in accordance with the Group’s investment strategy. The target plan asset allocation is used to determine the expected return on plan assets to be considered in the net periodic benefit costs for 2021.

2021 target plan asset allocation
	Switzerland	International
Weighted-average (%)
Cash and cash equivalents	7.0	0.3
Debt securities	32.0	94.0
Equity securities	25.0	2.1
Real estate	21.0	0.6
Alternative investments	15.0	1.2
Insurance	0.0	1.8
Total	100.0	100.0
Estimated future benefit payments
The following table shows the estimated future benefit payments for defined benefit pension and other post-retirement defined benefit plans.
Estimated future benefit payments
	Defined benefit pension plans	Other post-retirement defined benefit plan
Payments (CHF million)
2021	1,082	11
2022	903	10
2023	904	10
2024	903	10
2025	887	9
For five years thereafter	4,409	40

33 Derivatives and hedging activities
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
Hedge accounting
Fair value hedges
The Group designates fair value hedges as part of an overall interest rate risk management strategy that incorporates the use of derivative instruments to minimize fluctuations in earnings that are caused by interest rate volatility. The Group uses derivatives to hedge for changes in fair value as a result of the interest rate risk associated with loans, debt securities held as available-for-sale and long-term debt instruments.
Cash flow hedges
The Group hedges the variability in interest cash flows on mortgages and loans by using interest rate swaps to convert variable rate assets to fixed rates. Further, the Group uses foreign currency forwards to hedge the foreign currency risk associated with certain forecasted transactions. As of the end of 2020, the maximum length of time over which the Group hedged its exposure to the variability in future cash flows for forecasted transactions, excluding those forecasted transactions related to the payment of variable interest on existing financial instruments, was 12 months.
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
> Refer to “Note 36 – Financial instruments” for further information.
Fair value of derivative instruments
	Trading			Hedging			[1]
end of 2020	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)
Derivative instruments (CHF billion)
Forwards and forward rate agreements	5,221.5	2.7	2.8	0.0	0.0	0.0
Swaps	8,087.8	53.5	50.2	126.1	0.9	0.1
Options bought and sold (OTC)	968.6	18.2	18.0	0.0	0.0	0.0
Futures	296.6	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	116.1	0.5	0.6	0.0	0.0	0.0
Interest rate products	14,690.6	74.9	71.6	126.1	0.9	0.1
Forwards	928.4	10.1	11.8	13.9	0.1	0.1
Swaps	345.8	10.9	13.4	0.0	0.0	0.0
Options bought and sold (OTC)	236.3	3.4	3.7	0.0	0.0	0.0
Futures	8.8	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	1.0	0.0	0.0	0.0	0.0	0.0
Foreign exchange products	1,520.3	24.4	28.9	13.9	0.1	0.1
Forwards	1.0	0.0	0.3	0.0	0.0	0.0
Swaps	167.6	4.3	8.8	0.0	0.0	0.0
Options bought and sold (OTC)	218.3	14.9	10.0	0.0	0.0	0.0
Futures	23.5	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	454.0	20.0	20.7	0.0	0.0	0.0
Equity/index-related products	864.4	39.2	39.8	0.0	0.0	0.0
Credit derivatives [2]	467.8	4.9	6.0	0.0	0.0	0.0
Forwards	12.2	0.3	0.2	0.0	0.0	0.0
Swaps	9.8	1.1	0.5	0.0	0.0	0.0
Options bought and sold (OTC)	14.8	0.3	0.2	0.0	0.0	0.0
Futures	4.2	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	11.6	0.1	0.1	0.0	0.0	0.0
Other products [3]	52.6	1.8	1.0	0.0	0.0	0.0
Total derivative instruments	17,595.7	145.2	147.3	140.0	1.0	0.2
The notional amount, PRV and NRV (trading and hedging) was CHF 17,735.7 billion, CHF 146.2 billion and CHF 147.5 billion, respectively, as of December 31, 2020.
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
2 Primarily credit default swaps.
3 Primarily precious metals, commodity and energy products.
Gains or (losses) on fair value hedges
	2020	2019	2018
in	Net interest income	Net interest income	Trading revenues
Interest rate products (CHF million)
Hedged items	(1,679)	(1,721)	423
Derivatives designated as hedging instruments	1,564	1,550	(415)
Net gains/(losses) on the ineffective portion	–	–	8
As a result of the adoption of ASU 2017-12 on January 1, 2019, the gains/(losses) on interest rate risk hedges are included in net interest income since 2019, while in 2018 they were recorded in trading revenue. Additionally, the gains/(losses) on the ineffective portion are no longer separately measured and reported. The accrued interest on fair value hedges is recorded in net interest income and is excluded from this table.

Hedged items in fair value hedges
	2020					2019
	Hedged items					Hedged items
end of	Carrying amount	Hedging adjustments	[1]	Discontinued hedges	[2]	Carrying amount	Hedging adjustments	[1]	Discontinued hedges	[2]
Assets and liabilities (CHF billion)
Investment securities	0.4	0.0		0.0		–	–		–
Net loans	20.5	0.2		0.5		15.2	0.1		0.7
Long-term debt	65.8	1.9		0.8		65.8	1.2		0.3
1 Relates to the cumulative amount of fair value hedging adjustments included in the carrying amount.
2 Relates to the cumulative amount of fair value hedging adjustments remaining for any hedged items for which hedge accounting has been discontinued.
Cash flow hedges
in	2020	2019	2018
Interest rate products (CHF million)
Gains/(losses) recognized in AOCI on derivatives	134	85	(76)
Gains/(losses) reclassified from AOCI into interest and dividend income	(70)	3	(85)
Foreign exchange products (CHF million)
Gains/(losses) recognized in AOCI on derivatives	(33)	4	(95)
Trading revenues	(30)	(7)	(37)
Other revenues	0	(4)	(6)
Total other operating expenses	(2)	(16)	(5)
Gains/(losses) reclassified from AOCI into income	(32)	(27)	(48)
Gains/(losses) excluded from the assessment of effectiveness reported in trading revenues [1]	1	(20)	–
1 Related to the forward points of a foreign currency forward.
The net gain associated with cash flow hedges expected to be reclassified from AOCI within the next 12 months was CHF  119 million.
Net investment hedges
in	2020	2019	2018
Foreign exchange products (CHF million)
Gains/(losses) recognized in the cumulative translation adjustments section of AOCI	458	(138)	133
Gains/(losses) reclassified from the cumulative translation adjustments section of AOCI into other revenues	10	0	(2)
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

Contingent credit risk
	2020				2019
end of	Bilateral counterparties	Special purpose entities	Accelerated terminations	Total	Bilateral counterparties	Special purpose entities	Accelerated terminations	Total
Contingent credit risk (CHF billion)
Current net exposure	3.0	0.0	0.4	3.4	3.1	0.0	0.3	3.4
Collateral posted	2.4	0.0	–	2.4	2.7	0.1	–	2.8
Impact of a one-notch downgrade event	0.0	0.0	0.0	0.0	0.1	0.0	0.0	0.1
Impact of a two-notch downgrade event	0.0	0.0	0.0	0.0	0.2	0.0	0.0	0.2
Impact of a three-notch downgrade event	0.5	0.0	0.2	0.7	0.7	0.1	0.1	0.9
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
> Refer to “Note 28 – Offsetting of financial assets and financial liabilities” for further information on netting.
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
Total return swaps (TRS) of CHF  14.4 billion and CHF  16.7 billion as of December 31, 2020 and 2019, respectively, were also excluded because a TRS does not expose the seller to potential loss from credit risk-related events specified in the contract. A TRS only provides protection against a loss in asset value and not against additional amounts as a result of specific credit events.
Credit protection sold/purchased
	2020							2019
end of	Credit protection sold	Credit protection purchased	[1]	Net credit protection (sold)/ purchased	Other protection purchased		Fair value of credit protection sold	Credit protection sold	Credit protection purchased	[1]	Net credit protection (sold)/ purchased	Other protection purchased		Fair value of credit protection sold
Single-name instruments (CHF billion)
Investment grade [2]	(52.5)	47.8		(4.7)	13.0		0.5	(52.6)	47.9		(4.7)	11.5		0.5
Non-investment grade	(28.5)	26.5		(2.0)	11.8		0.4	(32.1)	29.5		(2.6)	16.1		0.9
Total single-name instruments	(81.0)	74.3		(6.7)	24.8		0.9	(84.7)	77.4		(7.3)	27.6		1.4
of which sovereign	(12.5)	11.6		(0.9)	5.3		0.0	(17.2)	15.4		(1.8)	4.1		0.0
of which non-sovereign	(68.5)	62.7		(5.8)	19.5		0.9	(67.5)	62.0		(5.5)	23.5		1.4
Multi-name instruments (CHF billion)
Investment grade [2]	(99.5)	95.2		(4.3)	23.1		(0.7)	(109.5)	108.9		(0.6)	44.0		0.7
Non-investment grade	(24.3)	19.9		(4.4)	11.3	[3]	0.2	(27.7)	24.5		(3.2)	17.1	[3]	1.0
Total multi-name instruments	(123.8)	115.1		(8.7)	34.4		(0.5)	(137.2)	133.4		(3.8)	61.1		1.7
of which non-sovereign	(123.8)	115.1		(8.7)	34.4		(0.5)	(137.2)	133.4		(3.8)	61.1		1.7
Total instruments (CHF billion)
Investment grade [2]	(152.0)	143.0		(9.0)	36.1		(0.2)	(162.1)	156.8		(5.3)	55.5		1.2
Non-investment grade	(52.8)	46.4		(6.4)	23.1		0.6	(59.8)	54.0		(5.8)	33.2		1.9
Total instruments	(204.8)	189.4		(15.4)	59.2		0.4	(221.9)	210.8		(11.1)	88.7		3.1
of which sovereign	(12.5)	11.6		(0.9)	5.3		0.0	(17.2)	15.4		(1.8)	4.1		0.0
of which non-sovereign	(192.3)	177.8		(14.5)	53.9		0.4	(204.7)	195.4		(9.3)	84.6		3.1
1 Represents credit protection purchased with identical underlyings and recoveries.
2 Based on internal ratings of BBB and above.
3 Includes synthetic securitized loan portfolios.

The following table reconciles the notional amount of credit derivatives included in the table “Fair value of derivative instruments” to the table “Credit protection sold/purchased”.
Credit derivatives
end of	2020	2019
Credit derivatives (CHF billion)
Credit protection sold	204.8	221.9
Credit protection purchased	189.4	210.8
Other protection purchased	59.2	88.7
Other instruments [1]	14.4	16.7
Total credit derivatives	467.8	538.1
1 Consists of total return swaps and other derivative instruments.
The segregation of the future payments by maturity range and underlying risk gives an indication of the current status of the potential for performance under the derivative contracts.
Maturity of credit protection sold
end of	Maturity less than 1 year	Maturity between 1 to 5 years	Maturity greater than 5 years	Total
2020 (CHF billion)
Single-name instruments	14.0	62.7	4.3	81.0
Multi-name instruments	29.6	82.6	11.6	123.8
Total instruments	43.6	145.3	15.9	204.8
2019 (CHF billion)
Single-name instruments	19.2	60.6	4.9	84.7
Multi-name instruments	41.9	79.8	15.5	137.2
Total instruments	61.1	140.4	20.4	221.9
34 Guarantees and commitments
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
Guarantees
end of	Maturity less than 1 year	[1]	Maturity between 1 to 3 years	Maturity between 3 to 5 years	Maturity greater than 5 years	[1]	Total gross amount	Total net amount	[2]	Carrying value	Collateral received
2020 (CHF million)
Credit guarantees and similar instruments	1,645		649	203	582		3,079	3,016		27	1,637
Performance guarantees and similar instruments	3,607		1,885	526	514		6,532	5,601		30	2,535
Derivatives [3]	10,531		3,921	698	1,423		16,573	16,573		380	–	[4]
Other guarantees	3,555		996	421	1,171		6,143	6,130		85	3,725
Total guarantees	19,338		7,451	1,848	3,690		32,327	31,320		522	7,897
2019 (CHF million)
Credit guarantees and similar instruments	1,813		252	185	864		3,114	3,061		10	1,655
Performance guarantees and similar instruments	4,407		3,059	668	723		8,857	7,833		31	2,793
Derivatives [3]	13,194		2,665	695	690		17,244	17,244		295	–	[4]
Other guarantees	3,507		1,386	367	1,243		6,503	6,457		64	4,003
Total guarantees	22,921		7,362	1,915	3,520		35,718	34,595		400	8,451
1 Prior period has been corrected.
2 Total net amount is computed as the gross amount less any participations.
3
Excludes derivative contracts with certain active commercial and investment banks and certain other counterparties, as such contracts can be cash settled and the Group had no basis to conclude it was probable that the counterparties held, at inception, the underlying instruments.

4 Collateral for derivatives accounted for as guarantees is not significant.

Credit guarantees and similar instruments
Credit guarantees and similar instruments are contracts that require the Group to make payments should a third party fail to do so under a specified existing credit obligation. The position includes standby letters of credit, commercial and residential mortgage guarantees, credit guarantees to clearing and settlement networks and exchanges and other guarantees associated with VIEs.
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
Deposit-taking banks and securities dealers in Switzerland and certain other European countries are required to ensure the payout of privileged deposits in case of specified restrictions or compulsory liquidation of a deposit-taking bank. In Switzerland, deposit-taking banks and securities dealers jointly guarantee an amount of up to CHF  6 billion. Upon occurrence of a payout event triggered by a specified restriction of business imposed by FINMA or by the compulsory liquidation of another deposit-taking bank, the Group’s contribution will be calculated based on its share of privileged deposits in proportion to total privileged deposits. Based on FINMA’s estimate for the Group’s banking subsidiaries in Switzerland, the Group’s share in the deposit insurance guarantee program for the period July 1, 2020 to June 30, 2021 is CHF  0.5 billion. These deposit insurance guarantees were reflected in other guarantees.

Representations and warranties on residential mortgage loans sold
In connection with the Investment Bank division’s sale of US residential mortgage loans, the Group has provided certain representations and warranties relating to the loans sold. The Group has provided these representations and warranties relating to sales of loans to institutional investors, primarily banks, and non-agency, or private label, securitizations. The loans sold are primarily loans that the Group has purchased from other parties. The scope of representations and warranties, if any, depends on the transaction, but can include: ownership of the mortgage loans and legal capacity to sell the loans; loan-to-value ratios and other characteristics of the property, the borrower and the loan; validity of the liens securing the loans and absence of delinquent taxes or related liens; conformity to underwriting standards and completeness of documentation; and origination in compliance with law. If it is determined that representations and warranties were breached, the Group may be required to repurchase the related loans or indemnify the investors to make them whole for losses. Whether the Group will incur a loss in connection with repurchases and make whole payments depends on: the extent to which claims are made; the validity of such claims made within the statute of limitations (including the likelihood and ability to enforce claims); whether the Group can successfully claim against parties that sold loans to the Group and made representations and warranties to the Group; the residential real estate market, including the number of defaults; and whether the obligations of the securitization vehicles were guaranteed or insured by third parties.
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
> Refer to “Note 40 – Litigation” for further information.
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
Other commitments
end of	Maturity less than 1 year	Maturity between 1 to 3 years	Maturity between 3 to 5 years	Maturity greater than 5 years	Total gross amount	Total net amount	[1]	Collateral received
2020 (CHF million)
Irrevocable commitments under documentary credits	3,915	97	0	0	4,012	3,963		2,404
Irrevocable loan commitments [2]	19,813	48,855	39,605	10,749	119,022	115,116		53,039
Forward reverse repurchase agreements	17	0	0	0	17	17		17
Other commitments	135	1,418	9	381	1,943	1,943		19
Total other commitments	23,880	50,370	39,614	11,130	124,994	121,039		55,479
2019 (CHF million)
Irrevocable commitments under documentary credits	4,434	163	0	0	4,597	4,518		3,077
Irrevocable loan commitments [2]	27,145	38,974	48,856	10,152	125,127	120,436		60,118
Forward reverse repurchase agreements	41	0	0	0	41	41		41
Other commitments	630	121	121	58	930	930		127
Total other commitments	32,250	39,258	48,977	10,210	130,695	125,925		63,363
1 Total net amount is computed as the gross amount less any participations.
2
Irrevocable loan commitments do not include a total gross amount of CHF 130,877 million and CHF 128,294 million of unused credit limits as of December 31, 2020 and 2019, respectively, which were revocable at the Group's sole discretion upon notice to the client.

35 Transfers of financial assets and variable interest entities
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
The following table provides the gains or losses and proceeds from the transfer of assets relating to 2020, 2019 and 2018 securitizations of financial assets that qualify for sale accounting and subsequent derecognition, along with the cash flows between the Group and the SPEs used in any securitizations in which the Group still has continuing involvement, regardless of when the securitization occurred.

Securitizations
in	2020	2019	2018
Gains/(losses) and cash flows (CHF million)
CMBS
Net gain [1]	85	10	10
Proceeds from transfer of assets	9,209	7,757	5,861
Cash received on interests that continue to be held	52	162	41
RMBS
Net gain/(loss) [1]	32	2	(1)
Proceeds from transfer of assets	23,358	21,566	22,536
Purchases of previously transferred financial assets or its underlying collateral	0	(1)	0
Servicing fees	2	2	3
Cash received on interests that continue to be held	864	312	576
Other asset-backed financings
Net gain [1]	105	101	77
Proceeds from transfer of assets	9,564	11,702	6,422
Purchases of previously transferred financial assets or its underlying collateral	(1,606)	(763)	(318)
Fees [2]	148	151	142
Cash received on interests that continue to be held	17	6	3
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
The following table provides the outstanding principal balance of assets to which the Group continued to be exposed after the transfer of the financial assets to any SPE and the total assets of the SPE as of December 31, 2020 and 2019, regardless of when the transfer of assets occurred.
Principal amounts outstanding and total assets of SPEs resulting from continuing involvement
end of	2020	2019
CHF million
CMBS
Principal amount outstanding	17,421	21,079
Total assets of SPE	24,455	28,748
RMBS
Principal amount outstanding	47,324	54,001
Total assets of SPE	47,863	55,595
Other asset-backed financings
Principal amount outstanding	24,968	27,982
Total assets of SPE	50,817	54,974
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
Key economic assumptions at the time of transfer
> Refer to “Fair value measurement” in Note 36 – Financial instruments for further information on the fair value hierarchy.

Key economic assumptions used in measuring fair value of beneficial interests at time of transfer
	2020							2019							2018
at time of transfer, in			CMBS				RMBS			CMBS				RMBS			CMBS				RMBS
CHF million, except where indicated
Fair value of beneficial interests			342				2,692			549				3,171			662				3,613
of which level 2			305				2,398			455				2,978			640				3,509
of which level 3			37				294			94				193			22				103
Weighted-average life, in years			6.4				3.8			5.5				5.5			6.6				7.8
Prepayment speed assumption (rate per annum), in % [1]			–	[2]	1.0	–	47.0			–	[2]	2.0	–	37.3			–	[2]	5.0	–	13.5
Cash flow discount rate (rate per annum), in % [3]	1.4	–	20.9		0.2	–	40.8	2.5	–	8.3		1.5	–	15.7	3.6	–	9.8		3.0	–	13.6
Expected credit losses (rate per annum), in % [4]	1.9	–	8.6		1.6	–	22.9	1.3	–	1.9		1.5	–	7.6	1.8	–	3.1		2.3	–	7.2
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
Key economic assumptions as of the reporting date
The following table provides the sensitivity analysis of key economic assumptions used in measuring the fair value of beneficial interests held in SPEs as of December 31, 2020 and 2019.
Key economic assumptions used in measuring fair value of beneficial interests held in SPEs
	2020											2019
end of			CMBS	[1]			RMBS			Other asset- backed financing activities	[2]			CMBS	[1]			RMBS			Other asset- backed financing activities	[2]
CHF million, except where indicated
Fair value of beneficial interests			296				1,851			350				399				2,282			751
of which non-investment grade			36				631			23				46				711			15
Weighted-average life, in years			5.6				4.0			4.8				6.4				5.7			1.6
Prepayment speed assumption (rate per annum), in % [3]			–		4.0	–	50.1			–				–		3.0	–	35.7			–
Impact on fair value from 10% adverse change			–				(43.7)			–				–				(38.1)			–
Impact on fair value from 20% adverse change			–				(92.1)			–				–				(72.6)			–
Cash flow discount rate (rate per annum), in % [4]	0.6	–	38.2		0.3	–	39.7	0.7	–	27.7		2.2	–	15.2		1.5	–	36.2	0.7	–	13.1
Impact on fair value from 10% adverse change			(4.9)				(22.4)			(4.2)				(6.8)				(38.3)			(2.1)
Impact on fair value from 20% adverse change			(9.6)				(43.5)			(8.2)				(13.4)				(74.7)			(4.2)
Expected credit losses (rate per annum), in % [5]	0.4	–	14.7		0.6	–	39.6	0.7	–	26.8		0.5	–	8.5		1.1	–	34.5	0.7	–	12.8
Impact on fair value from 10% adverse change			(4.3)				(20.2)			(4.5)				(4.1)				(24.1)			(2.0)
Impact on fair value from 20% adverse change			(8.5)				(39.2)			(8.9)				(8.1)				(47.3)			(4.0)
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

Transfers of financial assets where sale treatment was not achieved
The following table provides the carrying amounts of transferred financial assets and the related liabilities where sale treatment was not achieved as of December 31, 2020 and 2019.
> Refer to “Note 37 – Assets pledged and collateral” for further information.
Carrying amounts of transferred financial assets and liabilities where sale treatment was not achieved
end of	2020	2019
CHF million
Other asset-backed financings
Trading assets	496	279
Other assets	246	0
Liability to SPE, included in other liabilities	(742)	(279)
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
The following tables provide the gross obligation relating to securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral by the class of collateral pledged and by remaining contractual maturity as of December 31, 2020 and 2019.
Securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral – by class of collateral pledged
end of	2020	2019
CHF billion
Government debt securities [1]	12.1	16.4
Corporate debt securities [1]	7.7	8.6
Asset-backed securities	6.0	2.5
Equity securities	0.0	0.7
Other	1.9	0.2
Securities sold under repurchase agreements	27.7	28.4
Government debt securities	0.4	0.1
Corporate debt securities	0.1	0.1
Equity securities	3.5	5.4
Other	0.1	0.1
Securities lending transactions	4.1	5.7
Government debt securities	5.8	5.3
Corporate debt securities	5.6	1.8
Asset-backed securities	0.0	0.1
Equity securities	39.3	33.0
Other	0.1	0.0
Obligation to return securities received as collateral, at fair value	50.8	40.2
Total	82.6	74.3
1 Prior period has been corrected.

Securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral – by remaining contractual maturity
			Remaining contractual maturities
end of	No stated maturity	[1]	Up to 30 days	[2]	31–90 days	More than 90 days	Total
2020 (CHF billion)
Securities sold under repurchase agreements	5.8		11.8		5.9	4.2	27.7
Securities lending transactions	4.0		0.0		0.1	0.0	4.1
Obligation to return securities received as collateral, at fair value	50.2		0.3		0.3	0.0	50.8
Total	60.0		12.1		6.3	4.2	82.6
2019 (CHF billion)
Securities sold under repurchase agreements	5.2		15.1		5.9	2.2	28.4
Securities lending transactions	5.7		0.0		0.0	0.0	5.7
Obligation to return securities received as collateral, at fair value	40.0		0.1		0.1	0.0	40.2
Total	50.9		15.2		6.0	2.2	74.3
1 Includes contracts with no contractual maturity that may contain termination arrangements subject to a notice period.
2 Includes overnight transactions.
> Refer to “Note 28 – Offsetting of financial assets and financial liabilities” for further information on the gross amount of securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral and the net amounts disclosed in the consolidated balance sheets.
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
Commercial paper conduit
The Group acts as the administrator and provider of liquidity and credit enhancement facilities for Alpine Securitization Ltd (Alpine), a multi-seller asset-backed CP conduit used for client and Group financing purposes. Alpine discloses to CP investors certain portfolio and asset data and submits its portfolio to rating agencies for public ratings on its CP. This CP conduit purchases assets such as loans and receivables or enters into reverse repurchase agreements and finances such activities through the issuance of CP backed by these assets. In addition to CP, Alpine may also issue term notes with maturities up to 30 months. The Group (including Alpine) can enter into liquidity facilities with third-party entities pursuant to which it may be required to purchase assets from these entities to provide them with liquidity and credit support. The financing transactions are structured to provide credit support in the form of over-collateralization and other asset-specific enhancements. Alpine is a separate legal entity that is wholly owned by the Group. However, its assets are available to satisfy only the claims of its creditors. In addition, the Group, as administrator and liquidity facility provider, has significant exposure to and power over the activities of Alpine. Alpine is considered a VIE for accounting purposes and the Group is deemed the primary beneficiary and consolidates this entity.
The overall average maturity of Alpine’s outstanding CP was approximately 209 days as of December 31, 2020. Alpine’s CP was rated A-1(sf) by Standard & Poor’s and P-1(sf) by Moody’s and had exposures mainly in reverse repurchase agreements with a Group entity, solar loans and leases, consumer loans, aircraft loans and leases and car loans and leases.
The Group’s financial commitment to this CP conduit consists of obligations under liquidity agreements. The liquidity agreements are asset-specific arrangements, which require the Group to provide short-term financing to the CP conduit or to purchase assets from the CP conduit in certain circumstances, including, but not limited to, a lack of liquidity in the CP market such that the CP conduit cannot refinance its obligations or a default of an underlying asset. The asset-specific credit enhancements provided by the client seller of the assets remain unchanged as a result of such a purchase. In entering into such agreements, the Group reviews the credit risk associated with these transactions on the same basis that would apply to other extensions of credit.
The Group enters into liquidity facilities with CP conduits administrated and sponsored by third parties. These third-party CP conduits are considered to be VIEs for accounting purposes. The Group is not the primary beneficiary and does not consolidate these third-party CP conduits. The Group’s financial commitment to these third-party CP conduits consists of obligations under liquidity agreements. The liquidity agreements are asset-specific arrangements, which require the Group to provide short-term financing to the third-party CP conduits or to purchase assets from these CP conduits in certain circumstances, including, but not limited to, a lack of liquidity in the CP market such that the CP conduits cannot refinance their obligations or a default of an underlying asset. The asset-specific credit enhancements, if any, provided by the client seller of the assets remain unchanged as a result of such a purchase. In entering into such agreements, the Group reviews the credit risk associated with these transactions on the same basis that would apply to other extensions of credit. In some situations, the Group can enter into liquidity facilities with these third-party CP conduits through Alpine.
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
Consolidated VIEs
The Group has significant involvement with VIEs in its role as a financial intermediary on behalf of clients. The Group consolidates all VIEs related to financial intermediation for which it is the primary beneficiary.
The consolidated VIEs table provides the carrying amounts and classifications of the assets and liabilities of consolidated VIEs as of December 31, 2020 and 2019.

Consolidated VIEs in which the Group was the primary beneficiary
			Financial intermediation
end of	CDO/ CLO	CP Conduit	Securi- tizations	Funds	Loans	Other	Total
2020 (CHF million)
Cash and due from banks	0	0	23	22	37	8	90
Trading assets	0	0	1,255	50	840	19	2,164
Other investments	0	0	0	129	920	202	1,251
Net loans	0	653	0	51	29	167	900
Other assets	0	21	979	15	82	779	1,876
of which loans held-for-sale	0	0	462	10	0	0	472
of which premises and equipment	0	0	0	0	30	4	34
Total assets of consolidated VIEs	0	674	2,257	267	1,908	1,175	6,281
Customer deposits	0	0	0	0	0	1	1
Trading liabilities	0	0	0	0	10	0	10
Short-term borrowings	0	4,178	0	0	0	0	4,178
Long-term debt	0	0	1,701	0	10	35	1,746
Other liabilities	0	53	1	3	73	78	208
Total liabilities of consolidated VIEs	0	4,231	1,702	3	93	114	6,143
2019 (CHF million)
Cash and due from banks	6	1	71	11	39	10	138
Trading assets	75	0	1,554	82	1,063	14	2,788
Other investments	0	0	0	113	1,052	247	1,412
Net loans	0	325	53	1	29	241	649
Other assets	1	21	638	4	87	943	1,694
of which loans held-for-sale	0	0	93	0	0	0	93
of which premises and equipment	0	0	0	0	36	8	44
Total assets of consolidated VIEs	82	347	2,316	211	2,270	1,455	6,681
Trading liabilities	0	0	0	0	8	0	8
Short-term borrowings	0	4,885	0	0	0	0	4,885
Long-term debt	7	0	1,614	1	13	36	1,671
Other liabilities	0	54	1	4	92	146	297
Total liabilities of consolidated VIEs	7	4,939	1,615	5	113	182	6,861
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

Non-consolidated VIEs
				Financial intermediation
end of	CDO/ CLO	CP Conduit	[1]	Securi- tizations	Funds	Loans	Other	Total
2020 (CHF million)
Trading assets	250	0		4,500	1,113	66	8,617	14,546
Net loans	357	371		734	1,967	6,989	939	11,357
Other assets	2	0		3	119	0	344	468
Total variable interest assets	609	371		5,237	3,199	7,055	9,900	26,371
Maximum exposure to loss	852	5,538		7,329	3,199	11,235	10,226	38,379
Total assets of non-consolidated VIEs	8,553	11,148		127,785	89,686	26,186	33,140	296,498
2019 (CHF million)
Trading assets	230	0		4,897	962	109	4,311	10,509
Net loans	456	325		904	1,945	7,930	709	12,269
Other assets	3	0		26	518	0	380	927
Total variable interest assets	689	325		5,827	3,425	8,039	5,400	23,705
Maximum exposure to loss	785	6,484		7,664	3,430	12,239	5,937	36,539
Total assets of non-consolidated VIEs	8,057	13,488		141,608	128,984	25,590	35,998	353,725
1 Includes liquidity facilities provided to third-party CP conduits through Alpine Securities Ltd. Prior period has been adjusted to conform to the current presentation.
36 Financial instruments
The disclosure of the Group’s financial instruments below includes the following sections:
■ Concentration of credit risk;
■ Fair value measurement (including fair value hierarchy, transfers between levels; level 3 reconciliation; qualitative and quantitative disclosures of valuation techniques);
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
The Group has in place a credit risk appetite framework which provides for the oversight and control of concentrations of credit exposures by single name, product, industry, and country. The Group Credit Portfolio Management function under the Global Chief Credit Officer is responsible for monitoring the portfolio and assessing compliance with the framework and the portfolio limits and controls in place. Credit risk concentrations are identified and measured using a range of quantitative tools and metrics and are reported to the Credit Risk Appetite Committee on a monthly basis. The Group Credit Portfolio Management function performs portfolio reviews and detailed analyses of selected segments of the portfolio which are presented to the Credit Risk Appetite Committee and to other governance forums including the Position & Client Risk cycle of Capital Allocation and Risk Management Committee and the Risk Committee where appropriate.
From an industry point of view, the combined credit exposure of the Group is diversified. A substantial portion of the credit exposure is with individual clients, particularly through residential mortgages in Switzerland, corporate credit exposures and lombard lending arrangements, or relates to derivative and other financial transactions with financial institutions. In both cases, the customer base is extensive and the number and variety of transactions are broad. For transactions with financial institutions and corporations, the business is also geographically diverse, with operations focused in the Americas, Europe and, to a lesser extent, Asia Pacific.

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

Qualitative disclosures of valuation techniques
Overview
The Group has implemented and maintains a valuation control framework, which is supported by policies and procedures that define the principles for controlling the valuation of the Group’s financial instruments. Control functions such as Product Control and Risk Management review and approve significant valuation policies and procedures. The framework includes three main internal processes: (i) valuation governance; (ii) independent price verification and significant unobservable inputs review; and (iii) a cross-functional pricing model review. Through this framework, the Group determines the reasonableness of the fair value of its financial instruments.
On a monthly basis, meetings are held for each business line with senior representatives of the Front Office and Product Control to discuss independent price verification results, valuation adjustments, and other significant valuation issues. On a quarterly basis, a review of significant changes in the fair value of financial instruments is undertaken by Product Control and conclusions are reached regarding the reasonableness of those changes. Additionally, on a quarterly basis, meetings are held for each business line with senior representatives of the Front Office and control functions such as Product Control and Risk Management to discuss independent price verification results, valuation issues, business and market updates, as well as a review of significant changes in fair value from the prior quarter, significant unobservable inputs and prices used in valuation techniques, and valuation adjustments.
The valuation results are aggregated for reporting to the Valuation Risk Management Committee (VARMC) and the Audit Committee. The VARMC, which is comprised of Executive Board members and the heads of the business and control functions, meets to review and ratify valuation review conclusions, and to resolve significant valuation issues for the Group. Oversight of the valuation control framework is through specific and regular reporting on valuation directly to the Group’s Executive Board through the VARMC.
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
In general, Product Control utilizes independent pricing service data as part of its review process. Independent pricing service data is analyzed to ensure that it is representative of fair value, including confirming that the data corresponds to executed transactions or executable broker quotes, review and assessment of contributors to ensure they are active market participants, review of statistical data and utilization of pricing challenges. The analysis also includes understanding the sources of the pricing service data and any models or assumptions used in determining the results. The purpose of the review is to judge the quality and reliability of the data for fair value measurement purposes and its appropriate level of usage within the Product Control independent valuation review.
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
The following information on the valuation techniques and significant unobservable inputs of the various financial instruments and the section “Uncertainty of fair value measurements at the reporting date from the use of significant unobservable inputs” should be read in conjunction with the tables “Assets and liabilities measured at fair value on a recurring basis”, “Quantitative information about level 3 assets measured at fair value on a recurring basis” and “Quantitative information about level 3 liabilities measured at fair value on a recurring basis”.
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

Assets and liabilities measured at fair value on a recurring basis
end of 2020	Level 1	Level 2	Level 3	Netting impact	[1]	Assets measured at net asset value per share	[2]	Total
Assets (CHF million)
Cash and due from banks	0	525	0	–		–		525
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	57,994	0	–		–		57,994
Securities received as collateral	44,074	6,598	101	–		–		50,773
Trading assets	87,710	181,166	7,535	(119,731)		658		157,338
of which debt securities	16,321	45,766	2,253	–		55		64,395
of which foreign governments	15,908	11,909	140	–		–		27,957
of which corporates	353	9,799	1,270	–		55		11,477
of which RMBS	0	20,882	557	–		–		21,439
of which equity securities	60,044	2,466	124	–		603		63,237
of which derivatives	9,297	132,054	3,911	(119,731)		–		25,531
of which interest rate products	3,036	71,043	733	–		–		–
of which foreign exchange products	42	24,259	143	–		–		–
of which equity/index-related products	6,150	31,945	1,186	–		–		–
of which other derivatives	22	110	1,079	–		–		–
of which other trading assets	2,048	880	1,247	–		–		4,175
Investment securities	2	605	0	–		–		607
Other investments	13	6	3,054	–		721		3,794
of which other equity investments	13	6	2,132	–		608		2,759
of which life finance instruments	0	0	920	–		–		920
Loans	0	7,739	3,669	–		–		11,408
of which commercial and industrial loans	0	2,187	1,347	–		–		3,534
of which financial institutions	0	3,506	1,082	–		–		4,588
Other intangible assets (mortgage servicing rights)	0	0	180	–		–		180
Other assets	137	7,315	1,825	(904)		–		8,373
of which failed purchases	109	1,229	51	–		–		1,389
of which loans held-for-sale	0	4,870	1,576	–		–		6,446
Total assets at fair value	131,936	261,948	16,364	(120,635)		1,379		290,992
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

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 2020	Level 1	Level 2	Level 3	Netting impact	[1]	Liabilities measured at net asset value per share	[2]	Total
Liabilities (CHF million)
Due to banks	0	413	0	–		–		413
Customer deposits	0	3,895	448	–		–		4,343
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	13,594	0	–		–		13,594
Obligation to return securities received as collateral	44,074	6,598	101	–		–		50,773
Trading liabilities	33,544	137,947	4,246	(129,867)		1		45,871
of which equity securities	20,527	111	55	–		1		20,694
of which derivatives	10,536	132,885	4,191	(129,867)		–		17,745
of which interest rate products	3,264	68,159	169	–		–		–
of which foreign exchange products	51	28,819	72	–		–		–
of which equity/index-related products	7,149	30,612	2,010	–		–		–
of which credit derivatives	0	4,663	1,335	–		–		–
Short-term borrowings	0	10,039	701	–		–		10,740
Long-term debt	0	63,708	7,268	–		–		70,976
of which structured notes over one year and up to two years	0	11,787	1,133	–		–		12,920
of which structured notes over two years	0	28,330	5,526	–		–		33,856
of which high-trigger instruments	0	10,586	0	–		–		10,586
Other liabilities	0	6,678	1,271	(169)		–		7,780
Total liabilities at fair value	77,618	242,872	14,035	(130,036)		1		204,490
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

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 2019	Level 1	Level 2	Level 3	Netting impact	[1]	Assets measured at net asset value per share	[2]	Total
Assets (CHF million)
Cash and due from banks	0	356	0	–		–		356
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	85,556	0	–		–		85,556
Securities received as collateral	36,438	3,780	1	–		–		40,219
Trading assets	85,559	157,151	7,885	(97,606)		808		153,797
of which debt securities	19,430	45,641	1,923	–		–		66,994
of which foreign governments	19,281	7,484	198	–		–		26,963
of which corporates	16	10,905	1,128	–		–		12,049
of which RMBS	0	23,199	317	–		–		23,516
of which equity securities	60,675	2,862	197	–		808		64,542
of which derivatives	3,539	108,264	3,534	(97,606)		–		17,731
of which interest rate products	1,091	66,764	554	–		–		–
of which foreign exchange products	23	21,754	152	–		–		–
of which equity/index-related products	2,417	13,918	1,040	–		–		–
of which credit derivatives	0	5,336	879	–		–		–
of which other derivatives	5	66	909	–		–		–
of which other trading assets	1,915	384	2,231	–		–		4,530
Investment securities	2	1,004	0	–		–		1,006
Other investments	24	5	2,523	–		998		3,550
of which other equity investments	24	5	1,463	–		589		2,081
of which life finance instruments	0	0	1,052	–		–		1,052
Loans	0	8,945	3,717	–		–		12,662
of which commercial and industrial loans	0	2,491	1,283	–		–		3,774
of which financial institutions	0	3,730	1,201	–		–		4,931
of which government and public institutions	0	2,200	831			–		3,031
Other intangible assets (mortgage servicing rights)	0	0	244	–		–		244
Other assets	101	8,902	1,846	(447)		–		10,402
of which loans held-for-sale	0	6,594	1,619	–		–		8,213
Total assets at fair value	122,124	265,699	16,216	(98,053)		1,806		307,792
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

Assets and liabilities measured at fair value on a recurring basis for level 3
								Trading revenues		Other revenues		Accumulated other comprehensive income
2020	Balance at beginning of period	Transfers in	Transfers out	Purchases	Sales	Issuances	Settlements	On transfers out	On all other	On transfers out	On all other	On transfers out	On all other	Foreign currency translation impact	Balance at end of period	Changes in unrealized gains/losses	[1]
Assets (CHF million)
Securities received as collateral	1	0	0	213	(106)	0	0	0	0	0	0	0	0	(7)	101	0
Trading assets	7,885	3,255	(3,271)	6,304	(6,740)	2,064	(2,968)	290	1,598	0	5	0	0	(887)	7,535	1,377
of which debt securities	1,923	2,078	(1,775)	3,811	(3,493)	0	0	1	14	0	5	0	0	(311)	2,253	166
of which corporates	1,128	703	(809)	2,685	(2,464)	0	0	26	211	0	0	0	0	(210)	1,270	196
of which derivatives	3,534	995	(1,207)	0	0	2,064	(2,891)	213	1,607	0	1	0	0	(405)	3,911	1,323
of which equity/index-related products	1,040	255	(519)	0	0	507	(743)	107	725	0	0	0	0	(186)	1,186	752
of which other derivatives	909	0	0	0	0	303	(326)	(1)	291	0	0	0	0	(97)	1,079	310
of which other trading assets	2,231	119	(246)	2,420	(3,189)	0	(77)	72	76	0	(1)	0	0	(158)	1,247	(87)
Other investments	2,523	8	0	442	(194)	0	0	0	112	0	286	0	0	(123)	3,054	409
of which other equity investments	1,463	7	0	408	(22)	0	0	0	13	0	293	0	0	(30)	2,132	298
of which life finance instruments	1,052	0	0	34	(172)	0	0	0	99	0	0	0	0	(93)	920	112
Loans [2]	3,835	1,268	(549)	437	(640)	1,170	(1,435)	52	(164)	0	1	0	0	(306)	3,669	(97)
of which commercial and industrial loans [2]	1,401	446	(170)	184	(442)	610	(435)	6	(150)	0	1	0	0	(104)	1,347	(183)
of which financial institutions	1,201	238	(245)	0	(31)	499	(531)	20	43	0	0	0	0	(112)	1,082	47
Other intangible assets (mortgage servicing rights)	244	0	0	0	0	0	0	0	0	0	(44)	0	0	(20)	180	(44)
Other assets	1,846	1,440	(709)	4,553	(4,595)	547	(995)	(17)	(14)	0	0	0	0	(231)	1,825	(48)
of which loans held-for-sale	1,619	1,380	(665)	4,504	(4,567)	547	(994)	(41)	4	0	0	0	0	(211)	1,576	(73)
Total assets at fair value	16,334	5,971	(4,529)	11,949	(12,275)	3,781	(5,398)	325	1,532	0	248	0	0	(1,574)	16,364	1,597
Liabilities (CHF million)
Customer deposits	474	0	0	0	0	0	(27)	0	7	0	0	0	10	(16)	448	46
Obligation to return securities received as collateral	1	0	0	213	(106)	0	0	0	0	0	0	0	0	(7)	101	0
Trading liabilities	3,854	848	(1,614)	471	(310)	2,146	(2,375)	260	1,428	0	0	0	0	(462)	4,246	1,653
of which derivatives	3,801	829	(1,611)	198	(8)	2,146	(2,375)	259	1,410	0	0	0	0	(458)	4,191	1,646
of which equity/index-related derivatives	1,921	248	(954)	0	0	776	(536)	167	644	0	0	0	0	(256)	2,010	1,162
of which credit derivatives	1,211	539	(562)	0	0	1,111	(1,425)	85	502	0	0	0	0	(126)	1,335	277
Short-term borrowings	997	37	(294)	0	0	1,307	(1,189)	4	(62)	0	0	0	0	(99)	701	94
Long-term debt	12,610	3,214	(7,478)	0	0	5,891	(5,622)	568	(708)	0	0	99	(81)	(1,225)	7,268	236
of which structured notes over one year and up to two years	891	689	(676)	0	0	1,022	(690)	40	(38)	0	0	1	(1)	(105)	1,133	(19)
of which structured notes over two years	11,458	1,614	(6,479)	0	0	4,766	(4,577)	532	(683)	0	0	98	(92)	(1,111)	5,526	224
Other liabilities	1,385	160	(183)	266	(277)	129	(396)	(33)	37	0	300	0	0	(117)	1,271	64
Total liabilities at fair value	19,321	4,259	(9,569)	950	(693)	9,473	(9,609)	799	702	0	300	99	(71)	(1,926)	14,035	2,093
Net assets/(liabilities) at fair value	(2,987)	1,712	5,040	10,999	(11,582)	(5,692)	4,211	(474)	830	0	(52)	(99)	71	352	2,329	(496)
1
Changes in unrealized gains/(losses) on total assets at fair value and changes in unrealized (gains)/losses on total liabilities at fair value relating to assets and liabilities held at period end are included in net revenues or accumulated other comprehensive income. As of 2020, changes in net unrealized gains/(losses) of CHF (692) million and CHF 296 million were recorded in trading revenues and other revenues, respectively, and changes in unrealized (gains)/losses of CHF 100 million were recorded in Gains/(losses) on liabilities relating to credit risk in Accumulated other comprehensive income/(loss).

2 Includes an adjustment of CHF 118 million reflecting the impact of applying the fair value option on certain loans (previously held at amortized cost) at the adoption of the ASU 2019-05.
380 / 381

Assets and liabilities measured at fair value on a recurring basis for level 3 (continued)
								Trading revenues		Other revenues		Accumulated other comprehensive income
2019	Balance at beginning of period	Transfers in	Transfers out	Purchases	Sales	Issuances	Settlements	On transfers out	On all other	On transfers out	On all other	On transfers out	On all other	Foreign currency translation impact	Balance at end of period	Changes in unrealized gains/losses	[1]
Assets (CHF million)
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	0	(12)	0	0	12	0	0	0	0	0	0	0	0	0	0
Securities received as collateral	30	0	0	2	(31)	0	0	0	0	0	0	0	0	0	1	0
Trading assets	8,980	1,600	(2,723)	16,544	(17,005)	1,142	(1,641)	(80)	1,281	0	0	0	0	(213)	7,885	1,085
of which debt securities	2,242	793	(1,508)	4,037	(3,537)	0	0	17	(41)	0	0	0	0	(80)	1,923	146
of which corporates	1,260	485	(843)	3,076	(2,768)	0	0	21	(52)	0	0	0	0	(51)	1,128	153
of which derivatives	3,298	592	(734)	0	0	1,142	(1,616)	(92)	1,034	0	0	0	0	(90)	3,534	957
of which equity/index-related products	1,054	224	(400)	0	0	361	(402)	(80)	316	0	0	0	0	(33)	1,040	404
of which credit derivatives	673	282	(244)	0	0	390	(765)	(6)	565	0	0	0	0	(16)	879	320
of which other derivatives	806	6	(1)	0	0	303	(317)	0	128	0	0	0	0	(16)	909	266
of which other trading assets	3,308	132	(424)	12,333	(13,384)	0	(25)	(2)	333	0	0	0	0	(40)	2,231	(43)
Other investments	1,309	48	(6)	1,184	(195)	0	0	0	151	0	56	0	0	(24)	2,523	328
of which other equity investments	227	48	(6)	1,134	9	0	0	0	1	0	56	0	0	(6)	1,463	84
of which life finance instruments	1,067	0	0	39	(186)	0	0	0	150	0	0	0	0	(18)	1,052	181
Loans	4,324	731	(470)	255	(275)	1,436	(2,170)	4	(64)	0	0	0	0	(54)	3,717	(7)
of which commercial and industrial loans	1,949	269	(335)	49	(194)	346	(734)	0	(49)	0	0	0	0	(18)	1,283	(9)
of which financial institutions	1,391	414	(76)	5	(81)	524	(957)	0	(9)	0	0	0	0	(10)	1,201	10
of which government and public institutions	446	48	(58)	199	0	251	(28)	2	(9)	0	0	0	0	(20)	831	(11)
Other intangible assets (mortgage servicing rights)	163	0	0	85	0	0	0	0	0	0	2	0	0	(6)	244	2
Other assets	1,543	470	(283)	1,970	(1,913)	703	(565)	17	(48)	0	0	0	0	(48)	1,846	28
of which loans held-for-sale	1,235	444	(222)	1,718	(1,693)	703	(564)	3	36	0	0	0	0	(41)	1,619	51
Total assets at fair value	16,349	2,849	(3,494)	20,040	(19,419)	3,293	(4,376)	(59)	1,320	0	58	0	0	(345)	16,216	1,436
Liabilities (CHF million)
Customer deposits	453	0	0	0	0	6	(34)	0	23	0	0	0	51	(25)	474	29
Obligation to return securities received as collateral	30	0	0	2	(31)	0	0	0	0	0	0	0	0	0	1	0
Trading liabilities	3,589	743	(723)	874	(891)	2,079	(2,478)	108	626	0	0	0	0	(73)	3,854	1,019
of which derivatives	3,527	723	(714)	1	(4)	2,079	(2,478)	108	631	0	0	0	0	(72)	3,801	1,016
of which equity/index-related derivatives	1,500	344	(405)	0	0	692	(761)	92	500	0	0	0	0	(41)	1,921	841
of which credit derivatives	1,140	314	(273)	0	0	1,101	(1,327)	28	249	0	0	0	0	(21)	1,211	147
Short-term borrowings	784	187	(494)	0	0	1,477	(1,151)	30	191	0	0	0	0	(27)	997	127
Long-term debt	12,665	2,707	(4,521)	0	0	6,079	(5,668)	149	1,301	0	0	13	175	(290)	12,610	1,448
of which structured notes over two years	11,800	2,286	(3,708)	0	0	4,546	(4,744)	94	1,256	0	0	13	173	(258)	11,458	1,301
Other liabilities	1,341	51	(80)	80	(131)	114	(383)	(4)	70	0	351	0	0	(24)	1,385	58
Total liabilities at fair value	18,862	3,688	(5,818)	956	(1,053)	9,755	(9,714)	283	2,211	0	351	13	226	(439)	19,321	2,681
Net assets/(liabilities) at fair value	(2,513)	(839)	2,324	19,084	(18,366)	(6,462)	5,338	(342)	(891)	0	(293)	(13)	(226)	94	(3,105)	(1,245)
1
Changes in unrealized gains/(losses) on total assets at fair value and changes in unrealized (gains)/losses on total liabilities at fair value relating to assets and liabilities held at period end are included in net revenues. As of 2019, changes in net unrealized gains/(losses) of CHF (1,394) million and CHF 149 million were recorded in trading revenues and other revenues, respectively.

382 / 383

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
Transfers in and out of level 3
Transfers into level 3 assets during 2020 were CHF  5,971 million, primarily from trading assets, loans held-for-sale and loans. The transfers were primarily in the securitized products, financing and global trading solution businesses due to limited observability of pricing data and reduced pricing information from external providers. Transfers out of level 3 assets during 2020 were CHF  4,529 million, primarily in trading assets, loans held-for-sale and loans. The transfers out of level 3 assets were primarily the securitized products, financing and global trading solution businesses due to improved observability of pricing data and increased availability of pricing information from external providers.
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
Transfers out of level 3 liabilities of CHF  9,569 million in 2020 primarily reflected transfers of structured notes over two years arising from an enhancement to the assessment of the valuation significance of unobservable input parameters on equity linked issuances.
Uncertainty of fair value measurements at the reporting date from the use of significant unobservable inputs
For level 3 assets with a significant unobservable input of buyback probability, correlation, funding spread, pre-initial public offering (IPO) intrinsic option, mortality rate, price, recovery rate, unadjusted NAV, volatility or volatility skew, in general, an increase in the significant unobservable input would increase the fair value. For level 3 assets with a significant unobservable input of credit spread, default rate, discount rate, gap risk, market implied life expectancy (for life settlement and premium finance instruments) and prepayment rate, in general, an increase in the significant unobservable input would decrease the fair value.
For level 3 liabilities, in general, an increase in the related significant unobservable inputs would have the inverse impact on fair value. An increase in the significant unobservable input buyback probability, correlation, credit spread, contingent probability, market implied life expectancy (for life settlement and premium finance instruments), mortality rate and volatility would increase the fair value. An increase in the significant unobservable input discount rate, fund gap risk, funding spread, gap risk, mean reversion, prepayment rate and price would decrease the fair value.
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

Quantitative information about level 3 assets measured at fair value on a recurring basis
end of 2020	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Trading assets	7,535
of which debt securities	2,253
of which corporates	1,270
of which	386	Discounted cash flow	Credit spread, in bp		(9)	1,509	1,007
of which	321	Market comparable	Price, in %		0	227	95
of which	416	Option model	Correlation, in %		(50)	100	55
			Gap risk, in %		0	2	0
			Recovery rate, in %		40	40	40
			Volatility, in %		0	158	23
of which	71	Vendor price	Price, in actuals		0	2,292	1,654
			Unadjusted NAV, in actuals		1	1	1
of which derivatives	3,911
of which equity/index-related products	1,186	Option model	Buyback probability, in %		50	100	66
			Correlation, in %		(50)	100	58
			Gap risk, in %	[2]	0	4	0
			Volatility, in %		(2)	158	24
of which other derivatives	1,079	Discounted cash flow	Market implied life expectancy, in years		2	14	6
			Mortality rate, in %		72	137	98
of which other trading assets	1,247
of which	766	Discounted cash flow	Market implied life expectancy, in years		3	14	7
Other investments	3,054
of which other equity investments	2,132
of which	840	Discounted cash flow	Discount rate, in %		9	9	9
			Terminal growth rate, in %		3	3	3
of which	118	Market comparable	Price, in %		100	100	100
of which	974	Adjusted NAV	Price, in actuals		310	310	310
of which	110	Vendor price	Price, in actuals		1	1,249	713
of which life finance instruments	920	Discounted cash flow	Market implied life expectancy, in years		2	15	6
Loans	3,669
of which commercial and industrial loans	1,347
of which	908	Discounted cash flow	Credit spread, in bp		237	1,480	554
			Recovery rate, in %		25	25	25
of which	338	Market comparable	Price, in %		0	100	70
	72	Option model	Pre-IPO intrinsic option, in actuals		100	100	100
of which financial institutions	1,082
of which	674	Discounted cash flow	Credit spread, in bp		192	1,698	612
			Recovery rate, in %		25	40	25
of which	190	Market comparable	Price, in %		0	100	54
Other assets	1,825
of which loans held-for-sale	1,576
of which	296	Discounted cash flow	Credit spread, in bp		246	506	343
			Recovery rate, in %		1	40	34
of which	1,277	Market comparable	Price, in %		0	111	71
1 Weighted average is calculated based on the fair value of the instruments.
2 Risk of unexpected large declines in the underlying values occurring between collateral settlement dates.

Quantitative information about level 3 assets measured at fair value on a recurring basis (continued)
end of 2019	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Trading assets	7,885
of which debt securities	1,923
of which corporates	1,128
of which	503	Market comparable	Price, in %		0	129	97
of which	913	Option model	Correlation, in %		(60)	100	63
			Gap risk, in %		0	2	0
			Volatility, in %		0	275	27
of which derivatives	3,534
of which equity/index-related products	1,040	Option model	Buyback probability, in %		50	100	70
			Correlation, in %		(50)	100	64
			Gap risk, in %	[2]	0	2	0
			Volatility, in %		0	275	30
of which credit derivatives	879
of which	691	Discounted cash flow	Correlation, in %		97	97	97
			Credit spread, in bp		2	1,033	150
			Default rate, in %		1	20	4
			Discount rate, in %		8	27	16
			Funding spread, in bp		100	115	102
			Loss severity, in %		29	85	69
			Prepayment rate, in %		0	7	4
			Recovery rate, in %		0	40	26
of which	142	Market comparable	Price, in %		86	110	98
of which other derivatives	909	Discounted cash flow	Market implied life expectancy, in years		2	15	6
			Mortality rate, in %		71	134	97
of which other trading assets	2,231
of which	856	Discounted cash flow	Market implied life expectancy, in years		2	15	7
of which	1,118	Market comparable	Price, in %		0	112	27
of which	233	Option model	Mortality rate, in %		0	70	6
Other investments	2,523
of which other equity investments	1,463
of which	398	Discounted cash flow	Discount rate, in %		9	9	9
			Terminal growth rate, in %		3	3	3
of which	147	Market comparable	Price, in %		100	100	100
of which	857	Vendor price	Price, in actuals		1	869	231
of which life finance instruments	1,052	Discounted cash flow	Market implied life expectancy, in years		2	16	6
Loans	3,717
of which commercial and industrial loans	1,283
of which	996	Discounted cash flow	Credit spread, in bp		96	1,484	654
			Recovery rate, in %		25	25	25
of which	273	Market comparable	Price, in %		0	99	64
of which financial institutions	1,201
of which	984	Discounted cash flow	Credit spread, in bp		111	1,261	412
			Recovery rate, in %		25	25	25
of which	135	Market comparable	Price, in %		16	100	36
of which government and public institutions	831
of which	468	Discounted cash flow	Credit spread, in bp		457	526	500
			Recovery rate, in %		25	40	30
of which	166	Market comparable	Price, in %		62	62	62
Other assets	1,846
of which loans held-for-sale	1,619
of which	501	Discounted cash flow	Credit spread, in bp		117	381	243
			Recovery rate, in %		0	1	1
of which	1,026	Market comparable	Price, in %		0	180	91
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Risk of unexpected large declines in the underlying values occurring between collateral settlement dates.

Quantitative information about level 3 liabilities measured at fair value on a recurring basis
end of 2020	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Trading liabilities	4,246
of which derivatives	4,191
of which equity/index-related derivatives	2,010	Option model	Buyback probability, in %	[3]	50	100	66
			Correlation, in %		(50)	100	58
			Volatility, in %		(2)	158	27
of which credit derivatives	1,335
of which	738	Discounted cash flow	Correlation, in %		37	45	44
			Credit spread, in bp		0	1,468	391
			Default rate, in %		0	7	3
			Discount rate, in %		6	19	14
			Funding spread, in bp		55	183	120
			Loss severity, in %		0	100	68
			Prepayment rate, in %		0	9	7
			Recovery rate, in %		12	81	38
of which	520	Market comparable	Price, in %		84	116	99
of which	12	Option model	Correlation, in %		49	50	50
			Credit spread, in bp		13	865	250
Short-term borrowings	701
of which	58	Discounted cash flow	Credit spread, in bp		(4)	992	722
			Recovery rate, in %		35	40	39
of which	508	Option model	Buyback probability, in %		50	100	66
			Correlation, in %		(50)	100	56
			Funding gap risk, in %	[2]	0	2	0
			Volatility, in %		3	158	30
Long-term debt	7,268
of which structured notes over one year and up to two years	1,133
of which	48	Discounted cash flow	Credit spread, in bp		35	189	52
			Recovery rate, in %		25	25	25
of which	1,051	Option model	Buyback probability, in %	[3]	50	100	66
			Correlation, in %		(50)	100	55
			Funding gap risk, in %	[2]	0	2	0
			Gap risk, in %		0	4	1
			Volatility, in %		0	158	24
of which structured notes over two years	5,526
of which	1,380	Discounted cash flow	Credit spread, in bp		(14)	481	58
			Recovery rate, in %		23	40	38
of which	9	Market comparable	Price, in %		27	46	27
of which	3,961	Option model	Buyback probability, in %	[3]	50	100	66
			Correlation, in %		(50)	100	55
			Gap risk, in %	[2]	0	2	0
			Mean reversion, in %	[4]	(10)	0	(5)
			Volatility, in %		0	158	21
1 Weighted average is calculated based on the fair value of the instruments.
2 Risk of unexpected large declines in the underlying values occurring between collateral settlement dates.
3 Estimate of probability of structured notes being put back to the Group at the option of the investor over the remaining life of the financial instruments.
4 Management's best estimate of the speed at which interest rates will revert to the long-term average.

Quantitative information about level 3 liabilities measured at fair value on a recurring basis (continued)
end of 2019	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Trading liabilities	3,854
of which derivatives	3,801
of which equity/index-related derivatives	1,921	Option model	Buyback probability, in %	[2]	50	100	70
			Correlation, in %		(60)	100	66
			Volatility, in %		0	275	26
of which credit derivatives	1,211
of which	745	Discounted cash flow	Correlation, in %		38	45	44
			Credit spread, in bp		2	1,041	142
			Default rate, in %		1	20	4
			Discount rate, in %		8	27	15
			Funding spread, in bp		100	154	122
			Loss severity, in %		29	85	69
			Prepayment rate, in %		0	8	5
			Recovery rate, in %		0	40	31
of which	412	Market comparable	Price, in %		89	110	99
of which	23	Option model	Correlation, in %		49	50	49
			Credit spread, in bp		17	1,225	270
Short-term borrowings	997
of which	847	Option model	Buyback probability, in %		50	100	70
			Correlation, in %		(50)	100	62
			Funding gap risk, in %	[3]	0	2	0
			Volatility, in %		1	275	39
Long-term debt	12,610
of which structured notes over two years	11,458
of which	1,141	Discounted cash flow	Credit spread, in bp		(12)	1,260	40
			Recovery rate, in %		25	40	29
of which	22	Market comparable	Price, in %		43	46	43
of which	9,972	Option model	Buyback probability, in %	[2]	50	100	70
			Correlation, in %		(60)	100	63
			Gap risk, in %	[3]	0	2	0
			Mean reversion, in %	[4]	(55)	0	(7)
			Volatility, in %		0	275	26
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
Basis spread
Basis spread is the primary significant unobservable input for non-callable constant maturity treasury-constant maturity swap (CMS) products and is used to determine interest rate risk as a result of differing lending and borrowing rates.
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
Mean reversion
Mean reversion is the primary significant unobservable input for callable CMS spread exotics and represents the idea that prices and returns eventually move back towards the historical average.

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
Pre-IPO intrinsic option
Pre-IPO intrinsic option represents the share price of a company in advance of its listing on a public exchange. It is typically a discounted price from the IPO price.
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
Fair value, unfunded commitments and term of redemption conditions of investment funds measured at NAV per share
	2020						2019
end of	Non- redeemable		Redeemable		Total fair value	Unfunded commit- ments	Non- redeemable		Redeemable		Total fair value	Unfunded commit- ments
Fair value of investment funds and unfunded commitments (CHF million)
Funds held in trading assets and trading liabilities	138		519		657	45	58		748		806	53
Private equity funds	94		0		94	77	323		0		323	161
Hedge funds	12		7		19	0	21		65		86	0
Equity method investment funds	321		287		608	226	187		402		589	14
Funds held in other investments	427		294		721	303	531		467		998	175
Total fair value of investment funds and unfunded commitments	565	[1]	813	[2]	1,378	348	589	[3]	1,215	[4]	1,804	228
1 CHF 190 million of the underlying assets have known liquidation periods and for CHF 375 million, the timing of liquidation is unknown.
2
CHF 540 million is redeemable on demand with a notice period of primarily less than 30 days. CHF 4 million of the investment funds had restrictions on redemptions, which have a redemption restriction of less than 1 year.

3 CHF 163 million of the underlying assets have known liquidation periods and for CHF 426 million, the timing of liquidation is unknown.
4
CHF 724 million is redeemable on demand with a notice period of primarily less than 30 days. CHF 13 million of the investment funds had restrictions on redemptions, which have a redemption restriction of less than 1 year.

Assets and liabilities measured at fair value on a nonrecurring basis
Certain assets and liabilities are measured at fair value on a nonrecurring basis; that is, they are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances. Nonrecurring measurements reported are as of the end of the period, unless otherwise stated. The market value for loans held-for-sale and commitments held-for-sale is determined by benchmarking to comparable instruments.
The following table provides the fair value and the fair value hierarchy of all assets that were held as of December 31, 2020 and 2019, for which a nonrecurring fair value measurement was recorded.
Assets and liabilities measured at fair value on a nonrecurring basis
end of 2020	Level 1	Level 2	Level 3	Total
Assets (CHF million)
Other investments	0	217	326	543
of which equity method investments	0	0	303	303
of which equity securities (without a readily determinable fair value)	0	217	10	227
Net loans	0	67	4	71
Other assets	0	104	97	201
of which loans held-for-sale	0	97	39	136
of which premises, equipment and right-of-use assets	0	4	54	58
Total assets recorded at fair value on a nonrecurring basis	0	388	427	815
Liabilities (CHF million)
Other liabilities	0	0	14	14
of which commitments held-for-sale	0	0	14	14
Total liabilities recorded at fair value on a nonrecurring basis	0	0	14	14

end of 2019
Assets (CHF million)
Other investments	0	0	1	1
Other intangible assets	0	0	10	10
Other assets	0	0	60	60
of which loans held-for-sale	0	0	29	29
of which premises, equipment and right-of-use assets	0	0	5	5
of which real estate held-for-sale	0	0	26	26
Total assets recorded at fair value on a nonrecurring basis	0	0	71	71
Liabilities (CHF million)
Other liabilities	0	0	22	22
of which commitments held-for-sale	0	0	22	22
Total liabilities recorded at fair value on a nonrecurring basis	0	0	22	22

The following table provide the representative range of minimum and maximum values and the associated weighted averages of each significant unobservable input for level 3 assets and liabilities by the related valuation technique most significant to the related financial instrument that were held as of December 31, 2020, for which a nonrecurring fair value measurement was recorded.
Quantitative information about level 3 assets and liabilities measured at fair value on a nonrecurring basis
end of 2020	Fair value	Valuation technique	Unobservable input	Minimum value	Maximum value	Weighted average	[1]
Assets (CHF million, except where indicated)
Other investments	326
of which equity method investments	303	Discounted cash flow	Discount rate, in %	10	14	12
Other assets	97
of which loans held-for-sale	39	Market comparable	Price, in %	83	100	95
of which premises, equipment and right-of-use assets	54
of which	52	Discounted cash flow	Price, in actuals	52	52	52
			Discount rate, in %	1	3	3
of which	2	Market comparable	Price, in actuals	2	2	2
Liabilities (CHF million, except where indicated)
Other liabilities	14
of which commitments held-for-sale	14	Market comparable	Price, in %	83	98	89
1 Weighted average is calculated based on the fair value of the instruments.
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

Difference between the aggregate fair value and unpaid principal balances of fair value option-elected financial instruments
	2020			2019
end of	Aggregate fair value	Aggregate unpaid principal	Difference	Aggregate fair value	Aggregate unpaid principal	Difference
Financial instruments (CHF million)
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	57,994	57,895	99	85,556	85,463	93
Loans	11,408	12,079	(671)	12,662	13,104	(442)
Other assets [1]	7,834	10,090	(2,256)	9,710	12,006	(2,296)
Due to banks and customer deposits	(578)	(489)	(89)	(582)	(508)	(74)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(13,594)	(13,578)	(16)	(10,715)	(10,719)	4
Short-term borrowings	(10,740)	(10,632)	(108)	(11,333)	(11,187)	(146)
Long-term debt [2]	(70,976)	(73,842)	2,866	(70,331)	(72,126)	1,795
Other liabilities	(616)	(1,569)	953	(709)	(1,681)	972

Non-performing and non-interest-earning loans [3]	543	3,364	(2,821)	543	3,235	(2,692)
1 Primarily loans held-for-sale.
2
Long-term debt includes both principal-protected and non-principal protected instruments. For non-principal-protected instruments, the original notional amount has been reported in the aggregate unpaid principal.

3 Included in loans or other assets.
Gains and losses on financial instruments
	2020		2019		2018
in	Net gains/ (losses)		Net gains/ (losses)		Net gains/ (losses)
Financial instruments (CHF million)
Interest-bearing deposits with banks	15	[1]	29	[1]	2	[1]
of which related to credit risk	0		11		(10)
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	1,198	[1]	2,696	[1]	2,451	[1]
Other investments	397	[2]	268	[3]	241	[2]
of which related to credit risk	1		2		(1)
Loans	510	[1]	908	[1]	717	[1]
of which related to credit risk	(181)		26		(296)
Other assets	489	[1]	892	[1]	770	[1]
of which related to credit risk	(106)		111		61
Due to banks and customer deposits	(10)	[3]	(29)	[3]	(39)	[3]
of which related to credit risk	0		1		(37)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(58)	[1]	(612)	[1]	(890)	[1]
Short-term borrowings	(687)	[3]	(50)	[3]	2,807	[3]
of which related to credit risk	0		8		(5)
Long-term debt	(2,294)	[3]	(8,501)	[3]	4,206	[3]
of which related to credit risk	11		(5)		7
Other liabilities	(20)	[3]	92	[2]	73	[2]
of which related to credit risk	(15)		50		4
1 Primarily recognized in net interest income.
2 Primarily recognized in other revenues.
3 Primarily recognized in trading revenues.

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
Gains/(losses) attributable to changes in instrument-specific credit risk
	Gains/(losses) recorded into AOCI			[1]	Gains/(losses) recorded in AOCI transferred to net income		[1]
in	2020	Cumulative	2019		2020	2019
Financial instruments (CHF million)
Customer deposits	(9)	(75)	(51)		0	0
Short-term borrowings	(13)	(66)	(2)		1	2
Long-term debt	70	(2,513)	(2,190)		155	190
of which treasury debt over two years	234	(796)	(1,198)		0	0
of which structured notes over two years	(177)	(1,591)	(769)		155	179
Total	48	(2,654)	(2,243)		156	192
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
Carrying value and fair value of financial instruments not carried at fair value
	Carrying value	Fair value
end of		Level 1	Level 2	Level 3	Total
2020 (CHF million)
Financial assets
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	21,139	0	21,139	0	21,139
Loans	277,137	0	272,660	14,534	287,194
Other financial assets [1]	155,266	138,672	16,315	303	155,290
Financial liabilities
Due to banks and customer deposits	402,589	234,700	167,924	0	402,624
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	10,256	0	10,256	0	10,256
Short-term borrowings	10,128	0	10,128	0	10,128
Long-term debt	90,111	0	90,897	2,317	93,214
Other financial liabilities [2]	16,012	0	15,567	412	15,979
2019 (CHF million)
Financial assets
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	21,441	0	21,441	0	21,441
Loans	280,568	0	278,337	11,562	289,899
Other financial assets [1]	114,543	101,600	12,225	720	114,545
Financial liabilities
Due to banks and customer deposits	396,867	189,419	207,453	0	396,872
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	16,818	0	16,818	0	16,818
Short-term borrowings	17,052	0	17,052	0	17,052
Long-term debt	81,674	0	83,018	1,123	84,141
Other financial liabilities [2]	15,867	0	15,705	168	15,873
1
Primarily includes cash and due from banks, interest-bearing deposits with banks, loans held-for-sale, cash collateral on derivative instruments, interest and fee receivables and non-marketable equity securities.

2 Primarily includes cash collateral on derivative instruments and interest and fee payables.

37 Assets pledged and collateral
Assets pledged
The Group pledges assets mainly for repurchase agreements and other securities financing. Certain pledged assets may be encumbered, meaning they have the right to be sold or repledged. The encumbered assets are parenthetically disclosed on the consolidated balance sheet.
Assets pledged
end of	2020	2019
CHF million
Total assets pledged or assigned as collateral	144,355	121,800
of which encumbered	71,471	59,013
Prior period has been corrected.
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
Collateral
end of	2020	2019
CHF million
Fair value of collateral received with the right to sell or repledge	413,154	412,765
of which sold or repledged	184,837	185,935
Other information
end of	2020	2019
CHF million
Swiss National Bank required minimum liquidity reserves	2,092	2,059
Other restricted cash, securities and receivables [1]	5,065	5,310
1
Includes cash, securities and receivables recorded on the Group’s consolidated balance sheets and restricted under Swiss or foreign regulations for financial institutions; excludes restricted cash, securities and receivables held on behalf of clients which are not recorded on the Group’s consolidated balance sheet. Prior periods have been adjusted to conform to the current presentation.

38 Capital adequacy
The Group is subject to the Basel III framework, as implemented in Switzerland, as well as Swiss legislation and regulations for systemically important banks (Swiss Requirements), which include capital, liquidity, leverage and large exposure requirements and rules for emergency plans designed to maintain systemically relevant functions in the event of threatened insolvency. The legislation implementing the Basel III framework in Switzerland in respect of capital requirements for systemically relevant banks, including the Group, goes beyond the Basel III minimum standards for systemically relevant banks. The Swiss TLAC standards were phased in from 2016 through 2019 and became fully effective on January 1, 2020. The Group, which is subject to regulation by FINMA, has based its capital adequacy calculations on US GAAP financial statements, as permitted by FINMA Circular 2013/1.
Under the Capital Adequacy Ordinance, Swiss banks classified as systemically important banks operating internationally, such as the Group, are subject to two different minimum requirements for loss-absorbing capacity: such banks must hold sufficient capital that absorbs losses to ensure continuity of service (going concern requirement), and they must issue sufficient debt instruments to fund an orderly resolution without recourse to public resources (gone concern requirement). Going concern capital and gone concern capital together form the Group’s total loss-absorbing capacity. The going concern and gone concern requirements are generally aligned with the Financial Stability Board’s total loss-absorbing capacity standard. Both the going concern and the gone concern requirements were subject to phase-in, with gradually increasing requirements as well as grandfathering provisions for certain outstanding instruments, and became fully effective on January 1, 2020. Under the Capital Adequacy Ordinance’s grandfathering provisions, additional tier 1 capital instruments with a low trigger qualify as going concern capital until their first call date; additional tier 1 capital instruments and tier 2 capital instruments that no longer qualify as going concern capital, qualify as gone concern capital until termination or one year before their final maturity, respectively. Additionally, there are FINMA decrees that apply to the Group as a systemically important bank operating internationally, including capital adequacy requirements as well as liquidity and risk diversification requirements. Banks that do not maintain the minimum requirements may be limited in their ability to pay dividends and make discretionary bonus payments and other earnings distributions.
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

Leverage exposure consists of period-end total assets and prescribed regulatory adjustments, such as derivative financial instruments, securities financing transactions and off-balance sheet exposures.
Capital ratios measure the Group’s capital components against risk-weighted assets and leverage ratios measure them against the end-of-period leverage exposure.
As of December 31, 2020 and 2019, the Group’s capital position exceeded its capital requirements under the regulatory provisions outlined under Swiss Requirements.
Broker-dealer operations
Certain of the Group’s broker-dealer subsidiaries are also subject to capital adequacy requirements. As of December 31, 2020 and 2019, the Group and its subsidiaries complied with all applicable regulatory capital adequacy requirements.
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
As of December 31, 2020 and 2019, Credit Suisse Group AG was not subject to restrictions on its ability to pay the proposed dividends.
Swiss metrics
end of	2020		2019
Swiss capital (CHF million)
Swiss CET1 capital	35,351		36,740
Going concern capital	51,192		49,757
Gone concern capital [1]	41,852		41,138
Total loss-absorbing capacity	93,044		90,895
Swiss risk-weighted assets and leverage exposure (CHF million)
Swiss risk-weighted assets	275,576		291,282
Leverage exposure	799,853	[2]	909,994
Swiss capital ratios (%)
Swiss CET1 ratio	12.8		12.6
Going concern capital ratio	18.6		17.1
Gone concern capital ratio	15.2		14.1
TLAC ratio	33.8		31.2
Swiss leverage ratios (%)
Swiss CET1 leverage ratio	4.4		4.0
Going concern leverage ratio	6.4		5.5
Gone concern leverage ratio	5.2	[3]	4.5
TLAC leverage ratio	11.6		10.0
Swiss capital ratio requirements (%)
Swiss CET1 ratio requirement	10.0		9.68
Going concern capital ratio requirement	14.3		13.58
Gone concern capital ratio requirement	14.3		11.6
TLAC ratio requirement	28.6		25.18
Swiss leverage ratio requirements (%)
Swiss CET1 leverage ratio requirement	3.5		3.2
Going concern leverage ratio requirement	5.0		4.5
Gone concern leverage ratio requirement	5.0		4.0
TLAC leverage ratio requirement	10.0		8.5
The Swiss capital requirements have been fully phased-in as of January 1, 2020 and the 2019 balances are presented on a comparative basis. Does not include the effects of the countercyclical buffers and any rebates for resolvability and for certain tier 2 low-trigger instruments recognized in gone concern capital.

1
Amounts are shown on a look-through basis. Certain tier 2 instruments and their related tier 2 amortization components are subject to phase out through 2022. As of 2020 and 2019, gone concern capital was CHF  42,198 million and CHF 38,576 million, including CHF 346 million and CHF 372 million, respectively, of such instruments.

2 Excludes CHF 110,677 million of cash held at central banks, after adjusting for the dividend paid in 2020.
3
The gone concern ratio would be 4.6%, if calculated using a leverage exposure of CHF  910,530 million, without the temporary exclusion of cash held at central banks, after adjusting for the dividend paid in 2020, of CHF 110,677 million.

39 Assets under management
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
Assets under management
end of	2020	2019
CHF billion
Assets in collective investment instruments managed by Credit Suisse	215.6	212.2
Assets with discretionary mandates	267.4	277.5
Other assets under management	1,028.9	1,017.5
Assets under management (including double counting)	1,511.9	1,507.2
of which double counting	49.1	51.0
Changes in assets under management
	2020	2019
Assets under management (CHF billion)
Balance at beginning of period [1]	1,507.2	1,344.9
Net new assets/(net asset outflows)	42.0	79.3
Market movements, interest, dividends and foreign exchange	(14.7)	106.8
of which market movements, interest and dividends [2]	53.4	126.6
of which foreign exchange	(68.1)	(19.8)
Other effects	(22.6)	(23.8)
Balance at end of period	1,511.9	1,507.2
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
Divisional allocation
Assets under management and net new assets for the Private Clients business in Swiss Universal Bank, the Private Banking business in International Wealth Management, Asia Pacific and

the Corporate & Institutional Banking business in Swiss Universal Bank are allocated based on the management areas (business areas) that effectively manage the assets. The distribution of net new assets resulting from internal referral arrangements is governed under the net new asset referral framework, which includes preset percentages for the allocation of net new assets to the businesses.
The allocation of assets under management and net new assets for Asset Management in the Internal Wealth Management division reflects the location where the investment vehicles are managed and where the costs of managing the funds are incurred.
40 Litigation
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
Litigation provisions
2020
CHF million
Balance at beginning of period	898
Increase in litigation accruals	1,358
Decrease in litigation accruals	(131)
Decrease for settlements and other cash payments	(391)
Foreign exchange translation	(74)
Balance at end of period	1,660
The Group’s aggregate litigation provisions include estimates of losses, additional losses or ranges of loss for proceedings for which such losses are probable and can be reasonably estimated. The Group does not believe that it can estimate an aggregate range of reasonably possible losses for certain of its proceedings because of their complexity, the novelty of some of the claims, the early stage of the proceedings, the limited amount of discovery that has occurred and/or other factors. The Group’s estimate of the aggregate range of reasonably possible losses that are not covered by existing provisions for the proceedings discussed below for which the Group believes an estimate is possible is zero to CHF  0.9 billion.
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
Mortgage-related matters
Government and regulatory related matters
Various financial institutions, including Credit Suisse Securities (USA) LLC (CSS LLC) and certain of its affiliates, have received requests for information from, and/or have been defending civil actions by, certain regulators and/or government entities, including the US Department of Justice (DOJ) and other members of the Residential Mortgage-Backed Securities (RMBS) Working Group of the US Financial Fraud Enforcement Task Force, regarding the origination, purchase, securitization, servicing and trading of subprime and non-subprime residential and commercial mortgages and related issues. CSS LLC and its affiliates are cooperating with such requests for information.
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
Civil litigation
CSS LLC and/or certain of its affiliates have also been named as defendants in various civil litigation matters related to their roles as issuer, sponsor, depositor, underwriter and/or servicer of RMBS transactions. These cases include or have included class action lawsuits, actions by individual investors in RMBS, actions by monoline insurance companies that guaranteed payments of principal and interest for certain RMBS, and repurchase actions by RMBS trusts, trustees and/or investors. Although the allegations vary by lawsuit, plaintiffs in the class actions and individual investor actions generally allege that the offering documents of securities issued by various RMBS securitization trusts contained material misrepresentations and omissions, including statements regarding the underwriting standards pursuant to which the underlying mortgage loans were issued; monoline insurers generally allege that loans that collateralize RMBS they insured breached representations and warranties made with respect to the loans at the time of securitization and that they were fraudulently induced to enter into the transactions; and repurchase action plaintiffs generally allege breached representations and warranties in respect of mortgage loans and failure to repurchase such mortgage loans as required under the applicable agreements. The amounts disclosed below do not reflect actual realized plaintiff losses to date or anticipated future litigation exposure. Rather, unless otherwise stated, these amounts reflect the original unpaid principal balance amounts as alleged in these actions and do not include any reduction in principal amounts since issuance. Further, unless otherwise stated, amounts attributable to an “operative pleading” for the individual investor actions are not altered for settlements, dismissals or other occurrences, if any, that may have caused the amounts to change subsequent to the operative pleading. In addition to the mortgage-related actions discussed below, a number of other entities have threatened to assert claims against CSS LLC and/or its affiliates in connection with various RMBS issuances.
Individual investor actions
CSS LLC and, in one instance, its affiliates, as an RMBS issuer, underwriter and/or other participant, along with other defendants, have been named as defendants in: (i) one action brought by the Federal Deposit Insurance Corporation (FDIC), as receiver for Citizens National Bank and Strategic Capital Bank, in the US District Court for the Southern District of New York (SDNY), in which claims against CSS LLC and its affiliates relate to approximately USD  28 million of the RMBS at issue (approximately 20% of the USD  141 million at issue against all defendants in the operative pleading) and (ii) one action brought by the FDIC, as receiver for Colonial Bank, in the SDNY, in which claims against CSS LLC relate to approximately USD  92 million of the RMBS at issue (approximately 23% of the USD  394 million at issue against all defendants in the operative pleading). These actions are at intermediate procedural stages.
CSS LLC and certain of its affiliates are the only defendants named in an action brought by IKB Deutsche Industriebank AG and affiliated entities in the Supreme Court for the State of New York, New York County (SCNY), in which claims against CSS LLC and its affiliates relate to approximately USD  97 million of RMBS at issue; this action is at an intermediate procedural stage.
As disclosed in Credit Suisse’s second quarter Financial Report of 2020, on July 16, 2020, following a settlement, the Washington state court presiding in an investor action brought by the Federal Home Loan Bank of Seattle dismissed with prejudice all claims against CSS LLC and its affiliates relating to approximately USD  145 million of RMBS at issue.
On December 8, 2020, following a settlement, the Massachusetts state court presiding in an investor action brought by the Federal Home Loan Bank of Boston dismissed with prejudice all claims against CSS LLC and its affiliates relating to approximately USD  333 million of RMBS at issue.
Monoline insurer disputes
CSS LLC and certain of its affiliates are defendants in one monoline insurer action pending in the SCNY, commenced by MBIA Insurance Corp. (MBIA) as guarantor for payments of principal and interest related to approximately USD  770 million of RMBS issued in an offering sponsored by the Credit Suisse defendants. One theory of liability advanced by MBIA is that an affiliate of CSS LLC must repurchase certain mortgage loans from the trusts at issue. MBIA claims that the vast majority of the underlying mortgage loans breach certain representations and warranties, and that the affiliate has failed to repurchase the allegedly defective loans. In addition, MBIA brought claims for fraudulent inducement, material misrepresentations, breaches of warranties, repurchase obligations, and reimbursement. MBIA submitted repurchase demands for loans with an original principal balance of approximately USD  549 million. On March 31, 2017, the SCNY granted in part and denied in part both parties’ respective summary judgment motions, which resulted, among other things, in the dismissal of MBIA’s fraudulent inducement claim with prejudice. On September 13, 2018, the First Department issued a decision that, among other things, affirmed the dismissal of MBIA’s fraudulent inducement claim with prejudice. Following its decision, the First Department remanded the action to the trial court for further proceedings. On August 2, 2019, the SCNY concluded a two-week bench trial. On November 30, 2020, the SCNY issued a post-trial order determining liability, and on January 25, 2021 entered an order setting damages in the amount of USD  604 million. On February 11, 2021, following a settlement in the amount of USD  600 million, for which Credit Suisse was fully reserved, the SCNY dismissed with prejudice all claims against CSS LLC and its affiliates.
Repurchase litigations
DLJ Mortgage Capital, Inc. (DLJ) is a defendant in: (i) one action brought by Asset Backed Securities Corporation Home Equity Loan Trust, Series 2006-HE7, in which plaintiff alleges damages of not less than USD  374 million, increased from not less than USD  341 million, in an amended complaint filed on August 19, 2019, which action is proceeding in the SCNY following the resolution of a previously pending appeal; on January 13, 2020, DLJ filed a motion to dismiss; (ii) one action brought by Home Equity Asset Trust, Series 2006-8, in which plaintiff alleges damages of not less than USD  436 million; (iii) one action brought by Home Equity Asset Trust 2007-1, in which plaintiff alleges damages of not less than USD  420 million; on December 27, 2018, the SCNY denied DLJ’s motion for partial summary judgment in this action, and the First Department affirmed the SCNY’s summary judgment order on October 10, 2019; on January 30, 2020, DLJ obtained leave to further appeal to the New York State Court of Appeals; subject to final resolution of DLJ’s summary judgment appeal, the SCNY has scheduled trial in this action to begin on October 11, 2021; (iv) one action brought by Home Equity Asset Trust Series 2007-3, in which plaintiff alleges damages of not less than USD  206 million; (v) one action brought by Home Equity Asset Trust 2007-2, in which plaintiff alleges damages of not less than USD  495 million; and (vi) one action brought by CSMC Asset-Backed Trust 2007-NC1, in which no damages amount is alleged. These actions are brought in the SCNY and are at various procedural stages. DLJ and its affiliate, Select Portfolio Servicing, Inc. (SPS), are defendants in two actions that have been consolidated for certain procedural purposes, including trial, in the SCNY: one action brought by Home Equity Mortgage Trust Series 2006-1, Home Equity Mortgage Trust Series 2006-3 and Home Equity Mortgage Trust Series 2006-4, in which plaintiffs allege damages of not less than USD  730 million, and allege that SPS obstructed the investigation into the full extent of the defects in the mortgage pools by refusing to afford the trustee reasonable access to certain origination files; and one action brought by Home Equity Mortgage Trust Series 2006-5, in which plaintiff alleges damages of not less than USD  500 million, and alleges that SPS likely discovered DLJ’s alleged breaches of representations and warranties but did not notify the trustee of such breaches, in alleged violation of its contractual obligations. On January 10, 2019, the SCNY denied DLJ’s motion for partial summary judgment in these actions, and the First Department affirmed the SCNY’s summary judgment order on September 17, 2019. On December 12, 2019, DLJ obtained leave to further appeal to the New York State Court of Appeals. Subject to final resolution of DLJ’s summary judgment appeal, the SCNY has scheduled trial in these actions to begin on January 10, 2022.
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
Bank loan litigation
CSS LLC and certain of its affiliates are the subject of certain litigation relating to certain real estate developments including Yellowstone Club and Lake Las Vegas as well as other similar real estate developments. Credit Suisse defendants in these matters arranged, and acted as the agent bank for, syndicated loans provided to borrowers affiliated with such real estate developments, and who have since gone through bankruptcy or foreclosure. Such litigation includes two cases brought in Texas and New York state courts by entities related to Highland Capital Management LP (Highland). In the case in Texas state court, a jury trial was held in December 2014 on Highland’s claim for fraudulent inducement by affirmative misrepresentation and omission. A verdict was issued for the plaintiff on its claim for fraudulent inducement by affirmative misrepresentation, but the jury rejected its claim that CSS LLC and an affiliate had committed fraudulent inducement by omission. The Texas judge held a bench trial on Highland’s remaining claims in May and June 2015, and entered judgment in the amount of USD  287 million (including prejudgment interest) for the plaintiff on September 4, 2015. Both parties appealed and on February 21, 2018 the appeals court affirmed the lower court’s decision. On March 7, 2018, the defendants filed a motion for rehearing with the appeals court. On April 2, 2018, the motion for rehearing with the appeals court was denied. On July 18, 2018, the defendants filed a request for review by the Texas Supreme Court. On December 14, 2018, the court issued an order requiring briefs on the merits in the request for review. On October 4, 2019, the Texas Supreme Court granted the request for review. On January 8, 2020, the Texas Supreme Court heard oral argument. On April 24, 2020, the Texas Supreme Court issued a ruling reversing the portion of the trial court’s judgment related to the bench trial held in May and June 2015, thereby dismissing plaintiff’s breach of contract, breach of the implied duty of good faith and fair dealing, aiding and abetting fraud, and civil conspiracy claims, including damages of approximately USD  212 million, exclusive of interest, but left standing the separate December 2014 jury verdict for plaintiff on its claim for fraudulent inducement by affirmative misrepresentation. The Texas Supreme Court has remanded the case back to the trial court for further proceedings related to the calculation of damages. On June 10, 2020, Highland filed a motion for rehearing in the Texas Supreme Court, which the court denied on October 2, 2020.
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
Tax and securities law matters
On May 19, 2014, Credit Suisse AG entered into settlement agreements with several US regulators regarding its US cross-border matters. As part of the agreements, Credit Suisse AG, among other things, engaged an independent corporate monitor that reports to the New York State Department of Financial Services. As of July 31, 2018, the monitor concluded both his review and his assignment. Credit Suisse AG continues to report to and cooperate with US authorities in accordance with Credit Suisse AG’s obligations under the agreements.
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
Civil litigation
USD LIBOR litigation
Beginning in 2011, certain Credit Suisse entities were named in various civil lawsuits filed in the US, alleging banks on the US dollar LIBOR panel manipulated US dollar LIBOR to benefit their reputation and increase profits. All remaining matters have been consolidated for pre-trial purposes into a multi-district litigation in the SDNY. The majority of the actions have been stayed since their outset, while a handful of individual actions and putative class actions have been proceeding. The Credit Suisse entities have been dismissed from all non-stayed putative class actions.
In a series of rulings between 2013 and 2019 on motions to dismiss, the SDNY (i) narrowed the claims against the Credit Suisse entities and the other defendants (dismissing antitrust, Racketeer Influenced and Corrupt Organizations Act (RICO), Commodity Exchange Act, and state law claims), (ii) narrowed the set of plaintiffs who may bring claims, and (iii) narrowed the set of defendants in the LIBOR actions (including the dismissal of several Credit Suisse entities from various cases on personal jurisdiction and statute of limitation grounds). The plaintiffs have appealed several of the SDNY’s rulings to the United States Court of Appeals for the Second Circuit (Second Circuit), and two appeals remain pending. The first pending appeal was filed 2017 and is a consolidated appeal brought by a number of putative class and individual plaintiffs challenging the district courts’ dismissal of plaintiffs’ antitrust claims. The second pending appeal was filed on June 23, 2020 by the plaintiffs in one of the non-stayed putative class actions challenging the district court’s personal jurisdiction and statute of limitations rulings.
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
USD ICE LIBOR litigation
In January 2019, members of the US dollar Intercontinental Exchange (ICE) LIBOR panel, including Credit Suisse Group AG and certain of its affiliates, were named in three civil putative class action lawsuits alleging that panel banks suppressed US dollar ICE LIBOR to benefit defendants’ trading positions. These actions have been consolidated in the SDNY. On July 1, 2019, plaintiffs filed a consolidated complaint. On August 30, 2019, defendants filed a motion to dismiss. On March 26, 2020, the SDNY granted defendants’ motion to dismiss. On April 24, 2020, plaintiffs filed a notice of appeal. On December 28, 2020, a proposed intervener filed a motion to intervene because of the current plaintiffs’ intent to withdraw. On January 7, 2021, defendants filed a motion to dismiss the appeal based on the current plaintiffs’ intent to withdraw.
On August 18, 2020, members of the ICE LIBOR panel, including Credit Suisse Group AG and certain of its affiliates, were named in a civil action in the US District Court for the Northern District of California, alleging that panel banks manipulated ICE LIBOR to profit from variable interest loans and credit cards. On November 10, 2020, plaintiffs filed a motion for preliminary and permanent injunction that seeks to enjoin the panel banks from continuing to set LIBOR or that would automatically set the benchmark to zero every day. On November 11, 2020, defendants filed a motion to transfer the case to the SDNY.
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
The first pending matter is a putative consolidated class action. On January 28, 2015, the court denied defendants’ motion to dismiss the original consolidated complaint brought by US-based investors and foreign plaintiffs who transacted in the US, but granted their motion to dismiss the claims of foreign-based investors for transactions outside of the US. In July 2015, plaintiffs filed a second consolidated amended complaint, adding additional defendants and asserting additional claims on behalf of a second putative class of exchange investors. On September 20, 2016, the SDNY granted in part and denied in part a motion to dismiss filed by the Group and affiliates, along with other financial institutions, which reduced the size of the putative class, but allowed the primary antitrust and Commodity Exchange Act claims to survive. On May 31, 2018, plaintiffs served a motion for class certification, which the Group and affiliates opposed on October 25, 2018. On September 3, 2019, the SDNY denied plaintiffs’ motion for certification of a Rule 23(b)(3) damages class, ruling that proof of both injury and damages must proceed on an individual basis, but granted certification as to two threshold issues concerning the alleged conspiracy. The SDNY also denied plaintiffs’ motion for certification of a second proposed class in its entirety. On January 29, 2021, Credit Suisse Group AG and affiliates moved for summary judgment. On March 5, 2021, plaintiffs moved for summary judgment.
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
The third pending matter originally named Credit Suisse Group AG and affiliates, as well as other financial institutions, in a consolidated putative class action filed in the SDNY, alleging manipulation of the foreign exchange market on behalf of indirect purchasers of foreign exchange instruments. On March 15, 2018, the court issued a decision granting defendants’ joint motion to dismiss and dismissing the consolidated complaint in its entirety. On October 25, 2018, the SDNY granted in substantial part plaintiffs’ motion for leave to file a proposed second consolidated class action complaint, which plaintiffs filed on November 28, 2018. On December 20, 2018, the Group, together with other financial institutions, filed a motion to dismiss on the basis of personal jurisdiction. On February 19, 2019, plaintiffs voluntarily dismissed Credit Suisse Group AG. On July 17, 2020, the court entered an order preliminarily approving a group settlement of USD  10 million with the remaining defendants, including Credit Suisse AG and an affiliate. On November 19, 2020, the court entered an order granting final approval of the settlement and directing that the litigation be dismissed with prejudice.
The fourth pending matter names Credit Suisse Group AG and affiliates in a putative class action filed in the SDNY on July 12, 2017, alleging improper practices in connection with electronic foreign exchange trading. On April 12, 2018, the SDNY granted defendants’ motion to compel arbitration.
The fifth pending matter originally named Credit Suisse Group AG and affiliates, as well as other financial institutions, in a civil action filed in the SDNY on November 13, 2018. This action is based on the same alleged conduct as the consolidated class action. On March 1, 2019, plaintiffs filed an amended complaint. On April 1, 2019, defendants filed motions to dismiss. On April 23, 2019, plaintiffs sought leave to file a second amended complaint in lieu of responding to defendants’ motions. On April 26, 2019, the SDNY ordered plaintiffs to file their second amended complaint subject to defendants’ right to oppose the amendment and to renew their motions to dismiss, and on June 11, 2019, plaintiffs filed a second amended complaint. On June 28, 2019, plaintiffs voluntarily dismissed Credit Suisse Group AG. On July 25, 2019, defendants filed motions to dismiss the second amended complaint. On September 6, 2019, plaintiffs voluntarily dismissed Credit Suisse International. The claims against Credit Suisse AG and CSS LLC remain pending. On May 28, 2020, the court granted in part and denied in part defendants’ motion to dismiss the second amended complaint. On July 28, 2020, plaintiffs filed a third amended complaint.
Credit Suisse Group AG and certain of its affiliates, together with other financial institutions, have also been named in two Canadian putative class actions proceeding in Ontario and Quebec, which make allegations similar to the consolidated class action. On April 14, 2020, in the matter proceeding in Ontario, the court granted in part and denied in part plaintiffs’ motion for class certification, certifying a class comprising all persons in Canada who, between 2003 and 2013, entered into an FX instrument transaction with a defendant or through an intermediary.
Credit Suisse AG, together with other financial institutions, has also been named in a consolidated putative class action in Israel, which makes allegations similar to the consolidated class action.
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
SSA bonds litigation
Credit Suisse Group AG and affiliates, along with other financial institutions and individuals, have been named in several putative class action complaints filed in the SDNY relating to SSA bonds. The complaints generally allege that defendants conspired to fix the prices of SSA bonds sold to and purchased from investors in the secondary market. These actions have been consolidated in the SDNY. On April 7, 2017, plaintiffs filed a consolidated class action complaint. Plaintiffs filed a consolidated amended class action complaint on November 3, 2017, which defendants moved to dismiss on December 12, 2017. On August 24, 2018, the SDNY granted defendants’ motion to dismiss for failure to state a claim, but granted plaintiffs leave to amend. On November 6, 2018, plaintiffs filed a second consolidated amended class action complaint, which defendants moved to dismiss on December 21, 2018. On September 30, 2019, the SDNY granted the motion to dismiss for lack of personal jurisdiction and improper venue made by Credit Suisse and certain other defendants and subsequently indicated that it would further address the motion to dismiss for failure to state a claim made by CSS LLC and certain other defendants. On March 18, 2020, the SDNY issued an additional opinion granting the motion to dismiss for failure to state a claim. On June 1, 2020, plaintiffs filed a notice of appeal.
Separately, on February 7, 2019, Credit Suisse AG and certain of its affiliates, together with other financial institutions and individuals, were named in a putative class action filed in the SDNY, which makes allegations similar to the consolidated class action, but seeks to represent a putative class of indirect purchasers of US dollar SSA bonds where the purchase was made in or connected to New York. On June 25, 2020, plaintiff voluntarily dismissed the lawsuit.
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
On April 3, 2019, the SDNY consolidated the putative class action complaints. On May 23, 2019, class plaintiffs in the consolidated putative class action filed a consolidated amended complaint that removed Credit Suisse AG as a defendant. On June 13, 2019, defendants filed a motion to dismiss. On July 12, 2019, plaintiffs filed a second consolidated amended complaint. On August 29, 2019, the SDNY granted defendants’ motion to dismiss, but granted plaintiffs leave to amend. On September 10, 2019, plaintiffs filed a third consolidated amended complaint. On September 17, 2019, defendants filed a motion to dismiss certain aspects of the complaint, which was denied on October 15, 2019. On December 6, 2019, the parties reached an agreement in principle to settle the putative class action in its entirety. Class plaintiffs filed a motion seeking preliminary approval of the global settlement on December 16, 2019, and the SDNY issued an order preliminarily approving the global settlement on February 3, 2020. On June 16, 2020, the court issued an order granting final approval to all settlements, including the global settlement to which CSS LLC is a party.
Credit Suisse AG and CSS LLC, along with other financial institutions, have been named in two civil actions in the US District Court for the Middle District of Louisiana, alleging a conspiracy among financial institutions to fix prices for unsecured bonds issued by certain government-sponsored entities: one action brought by the Louisiana Attorney General on behalf of the State of Louisiana on September 23, 2019, and one action brought by the City of Baton Rouge on October 21, 2019. On July 13, 2020, in the civil action filed on September 23, 2019, plaintiff filed an amended complaint. On July 24, 2020, Credit Suisse AG and CSS LLC filed an answer.
On April 1, 2020, Credit Suisse AG and CSS LLC, along with other financial institutions, were named in a civil action in the US District Court for the Eastern District of Louisiana, alleging a conspiracy among financial institutions to fix prices for unsecured bonds issued by certain government-sponsored entities. On June 26, 2020, CSS LLC and certain other defendants filed a partial motion to dismiss state law claims brought under the Louisiana Unfair Trade Practices Act. On July 17, 2020, the plaintiff filed a first amended complaint in response to the partial motion to dismiss. On July 31, 2020, CSS LLC and certain other defendants filed a partial motion to dismiss plaintiff’s first amended complaint alleging state law claims brought under the Louisiana Unfair Trade Practices Act. On December 31, 2020, the court transferred the action to the US District Court for the Middle District of Louisiana for consolidation with the two earlier-filed Louisiana cases.
On September 21, 2020, Credit Suisse AG and CSS LLC, along with other financial institutions, were named in a civil action brought by the City of New Orleans, the New Orleans Municipal Employees Retirement System and the New Orleans Aviation Board in the US District Court for the Eastern District of Louisiana, which also alleges a conspiracy among financial institutions to fix prices for unsecured bonds issued by certain government-sponsored entities. On February 17, 2021, the court dismissed without prejudice the claims against Credit Suisse AG for lack of service. The claim against CSS LLC remains pending. On March 8, 2021, the court transferred the action to the US District Court for the Middle District of Louisiana for consolidation with the three earlier-filed Louisiana cases.
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

On July 30, 2019, the SDNY granted in part and denied in part defendants’ motion to dismiss. On January 30, 2020, plaintiffs filed an amended complaint. On April 3, 2020, defendants filed a motion to dismiss.
Credit Suisse Group AG and certain of its affiliates, as well as other financial institutions, were originally named in a number of civil lawsuits in the SDNY, certain of which are brought by class action plaintiffs alleging that the defendants conspired to keep stock-loan trading in an over-the-counter market and collectively boycotted certain trading platforms that sought to enter the market, and certain of which are brought by trading platforms that sought to enter the market alleging that the defendants collectively boycotted the platforms. The SDNY denied defendants’ motions to dismiss in the putative class action. On February 22, 2021, plaintiffs filed a motion for class certification in the putative class action. In each of the lawsuits, the court entered a stipulation voluntarily dismissing Credit Suisse Group AG and other defendant holding companies, although certain Credit Suisse Group AG affiliates remain part of the ongoing action.
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
On April 21, 2020, CSS LLC and other financial institutions were named in a putative class action complaint filed in the SDNY, alleging a conspiracy among the financial institutions to boycott electronic trading platforms and fix prices in the secondary market for odd-lot corporate bonds. On July 14, 2020, plaintiff filed an amended complaint. On September 10, 2020, defendants filed a motion to dismiss.
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
Another lawsuit was filed on November 9, 2017 in the SDNY against a number of banks, including Credit Suisse AG, alleging claims under the ATA. On March 2, 2018, Credit Suisse AG and other defendants filed motions to dismiss the plaintiffs’ complaint. On March 28, 2019, the SDNY granted the motion to dismiss. On April 22, 2019, plaintiffs filed a motion for leave to amend their complaint, which defendants opposed on May 20, 2019. On February 25, 2020, the court denied plaintiffs’ motion to amend their complaint and dismissed the case with prejudice as to Credit Suisse AG and the other moving bank defendants. On May 28, 2020, plaintiffs filed a motion to appeal the court’s February 25, 2020 decision, which the moving defendants opposed on June 11, 2020.
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
On April 11, 2019, another action alleging claims under the ATA was filed in the EDNY that is related to, and makes allegations materially similar to, the other ATA cases already pending in the EDNY. On January 6, 2020, defendants filed a motion to dismiss two of these cases, which were filed in December 2018 and April 2019 in the EDNY. On June 5, 2020, the EDNY granted defendants’ motion to dismiss as to Credit Suisse AG and most of the other bank defendants.
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
Civil lawsuits were initiated between August 7, 2017 and August 25, 2017 in the High Court of Singapore and the Supreme Court of Bermuda against Credit Suisse AG and certain affiliates, based on the findings established in the criminal proceedings against the former relationship manager.
In Singapore, on August 31, 2018, the civil lawsuit was stayed by an Assistant Registrar of the High Court of Singapore and plaintiffs appealed the decision. On January 18, 2019, the Singapore High Court dismissed the plaintiffs’ appeal and upheld the Assistant Registrar’s decision to stay the civil proceedings in Singapore. On April 29, 2019, the plaintiffs appealed the decision of the Singapore High Court only with respect to their action against the Credit Suisse affiliate. On June 21, 2019, the plaintiffs discontinued their action against Credit Suisse AG. On July 3, 2020, the Singapore Court of Appeals granted the plaintiffs’ appeal against the Credit Suisse affiliate and lifted the stay of the civil proceedings, allowing the plaintiffs’ civil claim to proceed in the Singapore High Court. On July 10, 2020, plaintiffs filed an amended statement of claim in the Singapore High Court. On March 9, 2021 the Singapore High Court transferred the civil lawsuit to the Singapore International Commercial Court.
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
Mozambique matter
Credit Suisse is continuing to respond to requests from regulatory and enforcement authorities, and is in ongoing dialogue with certain of these authorities, related to certain Credit Suisse entities’ arrangement of loan financing to Mozambique state enterprises, Proindicus S.A. and Empresa Mocambiacana de Atum S.A. (EMATUM), a distribution to private investors of loan participation notes (LPN) related to the EMATUM financing in September 2013, and certain Credit Suisse entities’ subsequent role in arranging the exchange of those LPNs for Eurobonds issued by the Republic of Mozambique. On January 3, 2019, the United States Attorney for the Eastern District of New York unsealed an indictment against several individuals in connection with the matter, including three former Credit Suisse employees. On May 20, 2019, July 19, 2019 and September 6, 2019, the three former employees pleaded guilty to accepting improper personal benefits in connection with financing transactions carried out with two Mozambique state enterprises. Credit Suisse is cooperating with the authorities on this matter. On February 27, 2019, certain Credit Suisse entities, the same three former employees, and several other unrelated entities were sued in the English High Court by the Republic of Mozambique. On January 21, 2020, the

Credit Suisse entities filed their defense. On June 26, 2020 the Credit Suisse entities filed third party claims against the project contractor and several Mozambique officials. The Republic of Mozambique filed an updated Particulars of Claim on October 27, 2020, and the Credit Suisse entities filed their amended defense and counterclaim on January 15, 2021. The Republic of Mozambique seeks a declaration that the sovereign guarantee issued in connection with the ProIndicus loan syndication arranged and funded, in part, by a Credit Suisse subsidiary is void and also seeks unspecified damages alleged to have arisen in connection with the transactions involving ProIndicus and EMATUM, and a transaction in which Credit Suisse had no involvement with Mozambique Asset Management S.A. Also on January 15, 2021, the project contractor filed a cross claim against the Credit Suisse entities (as well as the three former Credit Suisse employees and various Mozambican officials) seeking an indemnity and/or contribution in the event that the contractor is found liable to the Republic of Mozambique.
On April 27, 2020, Banco Internacional de Moçambique (BIM), a member of the ProIndicus syndicate, brought a claim against certain Credit Suisse entities seeking, contingent on the Republic of Mozambique’s claim, a declaration that Credit Suisse is liable to compensate it for alleged losses suffered as a result of any invalidity of the sovereign guarantee. The Credit Suisse entities filed their defense to this claim on August 28, 2020, to which BIM replied on October 16, 2020.
On December 17, 2020, two members of the ProIndicus syndicate, Beauregarde Holdings LLP and Orobica Holdings LLC, filed a claim against certain Credit Suisse entities in respect of their interests in the ProIndicus loan, seeking unspecified damages stemming from the alleged loss suffered due to their reliance on representations made by Credit Suisse to the syndicate lenders.
Cross-border private banking matters
Credit Suisse offices in various locations, including the UK, the Netherlands and France, have been contacted by regulatory and law enforcement authorities that are seeking records and information concerning investigations into our historical private banking services on a cross-border basis and in part through our local branches and banks. A similar inquiry has been opened in Belgium. Credit Suisse has conducted a review of these issues, the UK aspects of which have now been closed with no action being taken against the bank, and is continuing to cooperate with the authorities. Credit Suisse applies a strict zero tolerance policy on tax evasion.
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
Write-downs litigation
On December 22, 2017, Credit Suisse Group AG and certain current and former executives were named in a class action complaint filed in the SDNY on behalf of a putative class of purchasers of Credit Suisse Group AG American Depositary Receipts (ADRs), asserting claims for violations of Sections 10(b) and 20(a) of the US Securities Exchange Act of 1934 and Rule 10b-5 thereunder, alleging that defendants sanctioned increases to trading limits that ultimately led to write-downs in the fourth quarter of 2015 and the first quarter of 2016 and a decline in the market value of the ADRs. On April 18, 2018, plaintiffs filed an amended complaint, which asserted substantially the same claims as the original complaint. On February 19, 2019, the SDNY granted in part and denied in part, defendants’ motion to dismiss the amended complaint. The decision narrowed the scope of the action to claims related to statements concerning Credit Suisse’s risk limits and controls. On May 16, 2019, the SDNY denied defendants’ motion for reconsideration. On July 8, 2020, the parties entered into an agreement to settle all claims for USD  15.5 million. On December 16, 2020, the court issued an order granting final approval to the settlement.
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
On April 17, 2018, Credit Suisse AG, along with Janus Index & Calculation Services LLC, was named in an individual civil action in the Northern District of Alabama that makes allegations similar to those alleged in the consolidated New York class action. On

August 10, 2018, defendants filed a motion to transfer the action to the SDNY, which was denied on December 17, 2018. On September 26, 2018, defendants filed a motion to dismiss the Alabama complaint. On December 4, 2018, plaintiffs filed an amended complaint, which defendants moved to dismiss on January 11, 2019. On August 22, 2019, the court granted in part and denied in part defendants’ motion to dismiss. On October 1, 2020, plaintiffs voluntarily dismissed with prejudice their claims against Credit Suisse AG.
On February 4, 2019, Credit Suisse Group AG and certain affiliates and executives, along with Janus Index & Calculation Services LLC and affiliates, were named in a separate individual action brought in the EDNY, which asserts claims substantially similar to those brought in the consolidated class action. On March 29, 2019, plaintiff voluntarily dismissed its action and filed a substantially similar complaint in the SDNY. On May 16, 2019, defendants filed a motion to dismiss. On January 2, 2020, the SDNY granted defendants’ motion to dismiss. On February 3, 2020, plaintiff filed a notice of appeal. On April 14, 2020, plaintiff filed a motion for voluntary dismissal with prejudice of its appeal, which was granted by the Second Circuit on April 15, 2020.
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
On February 4, 2019, Credit Suisse Group AG and certain affiliates and executives, along with Janus Index & Calculation Services LLC and affiliates, were named in a class action complaint filed in the SDNY brought on behalf of a putative class of purchasers of VelocityShares Daily Inverse VIX Medium Term Exchange Traded Notes linked to the S&P 500 VIX Mid-Term Futures Index due December 4, 2030 (ZIV ETNs). The complaint asserts claims for violations of Sections 9(a)(4), 9(f), 10(b) and 20(a) of the US Securities Exchange Act of 1934 and Rule 10b-5 thereunder and Sections 11 and 15 of the US Securities Act of 1933 and alleges that the defendants are responsible for losses to investors following a decline in the value of ZIV ETNs in February 2018. On August 20, 2019, plaintiffs filed an amended complaint. On October 21, 2019, defendants filed a motion to dismiss. On April 28, 2020, the SDNY granted defendants’ motion to dismiss and dismissed all claims against the defendants. Plaintiffs did not appeal and the judgment is now final.
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
Bulgarian former clients matter
Credit Suisse AG has been responding to an investigation by the Swiss Office of the Attorney General (SOAG) concerning the diligence and controls applied to a historical relationship with Bulgarian former clients who are alleged to have laundered funds through Credit Suisse AG accounts. On December 17, 2020, the SOAG brought charges against Credit Suisse AG and other parties. Credit Suisse AG believes its diligence and controls complied with applicable legal requirements, and intends to defend itself vigorously.
41 Significant subsidiaries and equity method investments
The entities presented in the table below generally include subsidiaries with total assets over CHF 100 million or net income attributable to shareholders over CHF 10 million. Also included are entities which are deemed regionally significant or otherwise relevant from an operational perspective.

Significant subsidiaries
Company name	Domicile	Currency	Nominal capital in million	Equity interest in %
End of 2020
Credit Suisse Group AG
Credit Suisse AG	Zurich, Switzerland	CHF	4,399.7	100
Credit Suisse Insurance Linked Strategies Ltd	Zurich, Switzerland	CHF	0.2	100
Credit Suisse (Poland) SP. z o.o	Warsaw, Poland	PLN	20.0	100
Credit Suisse Services AG	Zurich, Switzerland	CHF	1.0	100
Credit Suisse Trust AG	Zurich, Switzerland	CHF	5.0	100
Credit Suisse Trust Holdings Limited	St. Peter Port, Guernsey	GBP	2.0	100
CS LP Holding AG	Zug, Switzerland	CHF	0.1	100
Inreska Limited	St. Peter Port, Guernsey	GBP	3.0	100
Savoy Hotel Baur en Ville AG	Zurich, Switzerland	CHF	7.5	88
Credit Suisse AG
Alpine Securitization LTD	George Town, Cayman Islands	USD	83.0	100
Asset Management Finance LLC	Wilmington, United States	USD	167.4	100
Banco Credit Suisse (Brasil) S.A.	São Paulo, Brazil	BRL	53.6	100
Banco Credit Suisse (Mexico), S.A.	Mexico City, Mexico	MXN	1,716.7	100
Banco de Investimentos Credit Suisse (Brasil) S.A.	São Paulo, Brazil	BRL	164.8	100
Bank-now AG	Horgen, Switzerland	CHF	30.0	100
Boston Re Ltd.	Hamilton, Bermuda	USD	2.0	100
Casa de Bolsa Credit Suisse (Mexico), S.A. de C.V.	Mexico City, Mexico	MXN	274.0	100
Column Financial, Inc.	Wilmington, United States	USD	0.0	100
Credit Suisse (Australia) Limited	Sydney, Australia	AUD	34.1	100
Credit Suisse (Brasil) S.A. Corretora de Titulos e Valores Mobiliarios	São Paulo, Brazil	BRL	98.4	100
Credit Suisse (Deutschland) Aktiengesellschaft	Frankfurt, Germany	EUR	130.0	100
Credit Suisse (Hong Kong) Limited	Hong Kong, China	HKD	8,192.9	100
Credit Suisse (Italy) S.p.A.	Milan, Italy	EUR	170.0	100
Credit Suisse (Luxembourg) S.A.	Luxembourg, Luxembourg	CHF	230.9	100
Credit Suisse (Qatar) LLC	Doha, Qatar	USD	29.0	100
Credit Suisse (Schweiz) AG	Zurich, Switzerland	CHF	100.0	100
Credit Suisse (Singapore) Limited	Singapore, Singapore	SGD	743.3	100
Credit Suisse (UK) Limited	London, United Kingdom	GBP	245.2	100
Credit Suisse (USA), Inc.	Wilmington, United States	USD	0.0	100
Credit Suisse Asset Management (UK) Holding Limited	London, United Kingdom	GBP	144.2	100
Credit Suisse Asset Management Immobilien Kapitalanlagegesellschaft mbH	Frankfurt, Germany	EUR	6.1	100
Credit Suisse Asset Management International Holding Ltd	Zurich, Switzerland	CHF	20.0	100
Credit Suisse Asset Management Investments Ltd	Zurich, Switzerland	CHF	0.1	100
Credit Suisse Asset Management Limited	London, United Kingdom	GBP	45.0	100
Credit Suisse Asset Management, LLC	Wilmington, United States	USD	1,115.9	100
Credit Suisse Atlas I Investments (Luxembourg) S.à.r.l.	Luxembourg, Luxembourg	USD	0.0	100
Credit Suisse Brazil (Bahamas) Limited	Nassau, Bahamas	USD	70.0	100
Credit Suisse Business Analytics (India) Private Limited	Mumbai, India	INR	40.0	100
Credit Suisse Capital LLC	Wilmington, United States	USD	2,137.3	100
Credit Suisse Entrepreneur Capital AG	Zurich, Switzerland	CHF	15.0	100
Credit Suisse Equities (Australia) Limited	Sydney, Australia	AUD	62.5	100
Credit Suisse Finance (India) Private Limited	Mumbai, India	INR	1,050.1	100
Credit Suisse First Boston (Latam Holdings) LLC	George Town, Cayman Islands	USD	28.8	100
Credit Suisse First Boston Finance B.V.	Amsterdam, The Netherlands	EUR	0.0	100

Significant subsidiaries (continued)
Company name	Domicile	Currency	Nominal capital in million	Equity interest in %
Credit Suisse First Boston Mortgage Capital LLC	Wilmington, United States	USD	356.6	100
Credit Suisse First Boston Next Fund, Inc.	Wilmington, United States	USD	0.0	100
Credit Suisse Fund Management S.A.	Luxembourg, Luxembourg	CHF	0.3	100
Credit Suisse Fund Services (Luxembourg) S.A.	Luxembourg, Luxembourg	CHF	1.5	100
Credit Suisse Funds AG	Zurich, Switzerland	CHF	7.0	100
Credit Suisse Hedging-Griffo Corretora de Valores S.A.	São Paulo, Brazil	BRL	29.6	100
Credit Suisse Holding Europe (Luxembourg) S.A.	Luxembourg, Luxembourg	CHF	32.6	100
Credit Suisse Holdings (Australia) Limited	Sydney, Australia	AUD	3.0	100
Credit Suisse Holdings (USA), Inc.	Wilmington, United States	USD	550.0	100
Credit Suisse International	London, United Kingdom	USD	11,366.2	100	[1]
Credit Suisse Istanbul Menkul Degerler A.S.	Istanbul, Turkey	TRY	10.0	100
Credit Suisse Life & Pensions AG	Vaduz, Liechtenstein	CHF	15.0	100
Credit Suisse Life (Bermuda) Ltd.	Hamilton, Bermuda	USD	0.5	100
Credit Suisse Loan Funding LLC	Wilmington, United States	USD	1.7	100
Credit Suisse Management LLC	Wilmington, United States	USD	891.4	100
Credit Suisse Prime Securities Services (USA) LLC	Wilmington, United States	USD	73.3	100
Credit Suisse PSL GmbH	Zurich, Switzerland	CHF	0.0	100
Credit Suisse Saudi Arabia	Riyadh, Saudi Arabia	SAR	737.5	100
Credit Suisse Securities (Canada), Inc.	Toronto, Canada	CAD	3.4	100
Credit Suisse Securities (Europe) Limited	London, United Kingdom	USD	3,859.3	100
Credit Suisse Securities (Hong Kong) Limited	Hong Kong, China	HKD	2,080.9	100
Credit Suisse Securities (India) Private Limited	Mumbai, India	INR	2,214.7	100
Credit Suisse Securities (Japan) Limited	Tokyo, Japan	JPY	78,100.0	100
Credit Suisse Securities (Johannesburg) Proprietary Limited - in liquidation	Johannesburg, South Africa	ZAR	0.0	100
Credit Suisse Securities (Malaysia) Sdn. Bhd.	Kuala Lumpur, Malaysia	MYR	100.0	100
Credit Suisse Securities (Singapore) Pte Limited	Singapore, Singapore	SGD	30.0	100
Credit Suisse Securities, Sociedad de Valores, S.A.	Spain, Madrid	EUR	5.3	100
Credit Suisse Securities (Thailand) Limited	Bangkok, Thailand	THB	500.0	100
Credit Suisse Securities (USA) LLC	Wilmington, United States	USD	2,200.7	100
Credit Suisse Services (India) Private Limited	Pune, India	INR	0.1	100
Credit Suisse Services (USA) LLC	Wilmington, United States	USD	15.4	100
CS Non-Traditional Products Ltd.	Nassau, Bahamas	USD	0.1	100
DLJ Mortgage Capital, Inc.	Wilmington, United States	USD	0.0	100
Fides Treasury Services AG	Zurich, Switzerland	CHF	2.0	100
JSC "Bank Credit Suisse (Moscow)"	Moscow, Russia	USD	37.8	100
Lime Residential, Ltd.	Nassau, Bahamas	USD	100.0	100
LLC "Credit Suisse Securities (Moscow)"	Moscow, Russia	RUB	97.1	100
Merban Equity AG	Zug, Switzerland	CHF	0.1	100
Solar Investco II Ltd.	George Town, Cayman Islands	USD	0.0	100
SP Holding Enterprises Corp.	Wilmington, United States	USD	0.0	100
SR Lease Co VI Ltd.	Cayman Islands	USD	0.0	100
PT Credit Suisse Sekuritas Indonesia	Jakarta, Indonesia	IDR	235,000.0	99
Credit Suisse Hypotheken AG	Zurich, Switzerland	CHF	0.1	98
Credit Suisse Founder Securities Limited	Beijing, China	CNY	1,089.0	51
1 98% of voting rights and 98% of equity interest held by Credit Suisse AG.

Significant equity method investments
Company name	Domicile	Equity interest in %

Credit Suisse Group AG
Credit Suisse Group Funding (Guernsey) Limited	St. Peter Port, Guernsey	100	[1]
Credit Suisse AG
Swisscard AECS GmbH	Horgen, Switzerland	50
Stockbrokers Holdings Pty Ltd.	Melbourne, Australia	23
ICBC Credit Suisse Asset Management Co., Ltd.	Beijing, China	20
ALLFUNDS (UK) LIMITED	London, United Kingdom	14
York Capital Management Global Advisors, LLC	New York, United States	5	[2]
Holding Verde Empreendimentos e Participações S.A.	São Paulo, Brazil	0	[2]
1 Deconsolidated under US GAAP as the Group is not the primary beneficiary.
2 The Group holds a significant noncontrolling interest.
42 Subsidiary guarantee information
Certain wholly owned finance subsidiaries of the Group, including Credit Suisse Group Funding (Guernsey) Limited, which is a Guernsey incorporated non-cellular company limited by shares, have issued securities fully and unconditionally guaranteed by the Group. There are various legal and regulatory requirements, including the satisfaction of a solvency test under Guernsey law for the Guernsey subsidiary, applicable to some of the Group’s subsidiaries that may limit their ability to pay dividends or distributions and make loans and advances to the Group.
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

Condensed consolidating statements of operations
in 2020	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Eliminations and consolidation adjustments	Credit Suisse Group
Condensed consolidating statements of operations (CHF million)
Interest and dividend income	2,363	11,515		13,878	1,633		(1,592)	13,919
Interest expense	(2,549)	(5,369)		(7,918)	(1,649)		1,596	(7,971)
Net interest income	(186)	6,146		5,960	(16)		4	5,948
Commissions and fees	3,952	7,898		11,850	18		(15)	11,853
Trading revenues	436	2,742		3,178	12		105	3,295
Other revenues	2,006	(491)		1,515	2,723	[2]	(2,945)	1,293
Net revenues	6,208	16,295		22,503	2,737		(2,851)	22,389
Provision for credit losses	14	1,078		1,092	0		4	1,096
Compensation and benefits	2,627	6,233		8,860	84		946	9,890
General and administrative expenses	2,540	5,422		7,962	(13)		(1,426)	6,523
Commission expenses	225	1,031		1,256	2		(2)	1,256
Restructuring expenses	27	95		122	0		35	157
Total other operating expenses	2,792	6,548		9,340	(11)		(1,393)	7,936
Total operating expenses	5,419	12,781		18,200	73		(447)	17,826
Income/(loss) before taxes	775	2,436		3,211	2,664		(2,408)	3,467
Income tax expense/(benefit)	139	558		697	(5)		109	801
Net income/(loss)	636	1,878		2,514	2,669		(2,517)	2,666
Net income/(loss) attributable to noncontrolling interests	(2)	5		3	0		(6)	(3)
Net income/(loss) attributable to shareholders	638	1,873		2,511	2,669		(2,511)	2,669
1 Includes eliminations and consolidation adjustments.
2 Primarily consists of revenues from investments in Group companies accounted for under the equity method.
Condensed consolidating statements of comprehensive income
in 2020	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Eliminations and consolidation adjustments	Credit Suisse Group
Comprehensive income (CHF million)
Net income/(loss)	636	1,878		2,514	2,669	(2,517)	2,666
Gains/(losses) on cash flow hedges	0	177		177	0	1	178
Foreign currency translation	(1,608)	(1,406)		(3,014)	12	(63)	(3,065)
Unrealized gains/(losses) on securities	0	(17)		(17)	0	0	(17)
Actuarial gains/(losses)	(13)	(31)		(44)	0	7	(37)
Net prior service credit/(cost)	0	(4)		(4)	0	(144)	(148)
Gains/(losses) on liabilities related to credit risk	2	149		151	37	14	202
Other comprehensive income/(loss), net of tax	(1,619)	(1,132)		(2,751)	49	(185)	(2,887)
Comprehensive income/(loss)	(983)	746		(237)	2,718	(2,702)	(221)
Comprehensive income/(loss) attributable to noncontrolling interests	(7)	(48)		(55)	0	46	(9)
Comprehensive income/(loss) attributable to shareholders	(976)	794		(182)	2,718	(2,748)	(212)
1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of operations (continued)
in 2019	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Eliminations and consolidation adjustments	Credit Suisse Group
Condensed consolidating statements of operations (CHF million)
Interest and dividend income	4,040	16,140		20,180	1,307		(1,303)	20,184
Interest expense	(4,191)	(8,940)		(13,131)	(1,343)		1,307	(13,167)
Net interest income	(151)	7,200		7,049	(36)		4	7,017
Commissions and fees	3,217	7,854		11,071	23		64	11,158
Trading revenues	543	1,230		1,773	(68)		34	1,739
Other revenues	2,058	735		2,793	3,565	[2]	(3,788)	2,570
Net revenues	5,667	17,019		22,686	3,484		(3,686)	22,484
Provision for credit losses	14	310		324	0		0	324
Compensation and benefits	2,772	6,333		9,105	101		830	10,036
General and administrative expenses	2,193	5,395		7,588	(37)		(1,423)	6,128
Commission expenses	213	1,063		1,276	1		(1)	1,276
Total other operating expenses	2,406	6,458		8,864	(36)		(1,424)	7,404
Total operating expenses	5,178	12,791		17,969	65		(594)	17,440
Income/(loss) before taxes	475	3,918		4,393	3,419		(3,092)	4,720
Income tax expense/(benefit)	167	1,131		1,298	0		(3)	1,295
Net income/(loss)	308	2,787		3,095	3,419		(3,089)	3,425
Net income/(loss) attributable to noncontrolling interests	5	9		14	0		(8)	6
Net income/(loss) attributable to shareholders	303	2,778		3,081	3,419		(3,081)	3,419
1 Includes eliminations and consolidation adjustments.
2 Primarily consists of revenues from investments in Group companies accounted for under the equity method.
Condensed consolidating statements of comprehensive income (continued)
in 2019	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Eliminations and consolidation adjustments	Credit Suisse Group
Comprehensive income (CHF million)
Net income/(loss)	308	2,787		3,095	3,419	(3,089)	3,425
Gains/(losses) on cash flow hedges	0	86		86	14	0	100
Foreign currency translation	(284)	(711)		(995)	(15)	(15)	(1,025)
Unrealized gains/(losses) on securities	0	21		21	0	(1)	20
Actuarial gains/(losses)	(7)	(17)		(24)	0	350	326
Net prior service credit/(cost)	0	1		1	0	216	217
Gains/(losses) on liabilities related to credit risk	(73)	(1,665)		(1,738)	(65)	(57)	(1,860)
Other comprehensive income/(loss), net of tax	(364)	(2,285)		(2,649)	(66)	493	(2,222)
Comprehensive income/(loss)	(56)	502		446	3,353	(2,596)	1,203
Comprehensive income attributable to noncontrolling interests	4	3		7	0	1	8
Comprehensive income/(loss) attributable to shareholders	(60)	499		439	3,353	(2,597)	1,195
1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of operations (continued)
in 2018	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Eliminations and consolidation adjustments	Credit Suisse Group
Condensed consolidating statements of operations (CHF million)
Interest and dividend income	4,086	15,537		19,623	932		(942)	19,613
Interest expense	(4,210)	(8,288)		(12,498)	(983)		877	(12,604)
Net interest income	(124)	7,249		7,125	(51)		(65)	7,009
Commissions and fees	3,725	8,017		11,742	26		122	11,890
Trading revenues	474	(18)		456	88		80	624
Other revenues	2,006	(509)		1,497	2,020	[2]	(2,120)	1,397
Net revenues	6,081	14,739		20,820	2,083		(1,983)	20,920
Provision for credit losses	(1)	246		245	0		0	245
Compensation and benefits	2,653	6,211		8,864	58		698	9,620
General and administrative expenses	1,944	5,124		7,068	0		(1,270)	5,798
Commission expenses	229	1,030		1,259	0		0	1,259
Restructuring expenses	237	291		528	0		98	626
Total other operating expenses	2,410	6,445		8,855	0		(1,172)	7,683
Total operating expenses	5,063	12,656		17,719	58		(474)	17,303
Income/(loss) before taxes	1,019	1,837		2,856	2,025		(1,509)	3,372
Income tax benefit	261	873		1,134	1		226	1,361
Net income/(loss)	758	964		1,722	2,024		(1,735)	2,011
Net income/(loss) attributable to noncontrolling interests	6	(13)		(7)	0		(6)	(13)
Net income/(loss) attributable to shareholders	752	977		1,729	2,024		(1,729)	2,024
1 Includes eliminations and consolidation adjustments.
2 Primarily consists of revenues from investments in Group companies accounted for under the equity method.
Condensed consolidating statements of comprehensive income (continued)
in 2018	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Eliminations and consolidation adjustments	Credit Suisse Group
Comprehensive income (CHF million)
Net income/(loss)	758	964		1,722	2,024	(1,735)	2,011
Gains/(losses) on cash flow hedges	0	(7)		(7)	(3)	0	(10)
Foreign currency translation	142	(463)		(321)	(11)	7	(325)
Unrealized gains/(losses) on securities	0	(18)		(18)	0	1	(17)
Actuarial gains/(losses)	22	9		31	0	(422)	(391)
Net prior service credit/(cost)	0	(10)		(10)	0	(125)	(135)
Gains/(losses) on liabilities related to credit risk	28	1,414		1,442	83	129	1,654
Other comprehensive income/(loss), net of tax	192	925		1,117	69	(410)	776
Comprehensive income/(loss)	950	1,889		2,839	2,093	(2,145)	2,787
Comprehensive income/(loss) attributable to noncontrolling interests	6	(9)		(3)	0	(12)	(15)
Comprehensive income/(loss) attributable to shareholders	944	1,898		2,842	2,093	(2,133)	2,802
1 Includes eliminations and consolidation adjustments.

Condensed consolidating balance sheets
end of 2020	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Eliminations and consolidation adjustments	Credit Suisse Group
Assets (CHF million)
Cash and due from banks	2,327	135,880		138,207	277	628	139,112
Interest-bearing deposits with banks	8	1,222		1,230	445	(377)	1,298
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	31,245	47,888		79,133	0	0	79,133
Securities received as collateral	1,495	49,278		50,773	0	0	50,773
Trading assets	34,570	122,941		157,511	0	(173)	157,338
Investment securities	0	605		605	52,061	(52,059)	607
Other investments	490	4,889		5,379	49,911	(49,878)	5,412
Net loans	7,196	293,145		300,341	0	(8,433)	291,908
Goodwill	649	3,106		3,755	0	671	4,426
Other intangible assets	208	29		237	0	0	237
Brokerage receivables	14,916	21,027		35,943	0	(2)	35,941
Other assets	12,980	23,594		36,574	782	2,281	39,637
Total assets	106,084	703,604		809,688	103,476	(107,342)	805,822
Liabilities and equity (CHF million)
Due to banks	33	16,387		16,420	2,442	(2,439)	16,423
Customer deposits	1	392,038		392,039	0	(1,118)	390,921
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	5,040	18,904		23,944	0	(93)	23,851
Obligation to return securities received as collateral	1,495	49,278		50,773	0	0	50,773
Trading liabilities	12,877	32,994		45,871	0	0	45,871
Short-term borrowings	5,894	15,414		21,308	4,700	(5,140)	20,868
Long-term debt	42,291	117,988		160,279	53,009	(52,201)	161,087
Brokerage payables	12,564	9,091		21,655	0	(2)	21,653
Other liabilities	9,916	20,424		30,340	648	446	31,434
Total liabilities	90,111	672,518		762,629	60,799	(60,547)	762,881
Total shareholders' equity	15,920	30,344		46,264	42,677	(46,264)	42,677
Noncontrolling interests	53	742		795	0	(531)	264
Total equity	15,973	31,086		47,059	42,677	(46,795)	42,941

Total liabilities and equity	106,084	703,604		809,688	103,476	(107,342)	805,822
1 Includes eliminations and consolidation adjustments.

Condensed consolidating balance sheets (continued)
end of 2019	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Eliminations and consolidation adjustments	Credit Suisse Group
Assets (CHF million)
Cash and due from banks	2,642	98,402		101,044	277	558	101,879
Interest-bearing deposits with banks	10	663		673	489	(421)	741
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	26,905	80,092		106,997	0	0	106,997
Securities received as collateral	2,921	37,298		40,219	0	0	40,219
Trading assets	35,339	118,556		153,895	1	(99)	153,797
Investment securities	0	1,004		1,004	32,853	(32,851)	1,006
Other investments	621	5,013		5,634	49,780	(49,748)	5,666
Net loans	11,907	292,118		304,025	0	(7,246)	296,779
Goodwill	715	3,245		3,960	0	703	4,663
Other intangible assets	276	15		291	0	0	291
Brokerage receivables	17,012	18,636		35,648	0	0	35,648
Other assets	12,843	24,226		37,069	625	1,915	39,609
Total assets	111,191	679,268		790,459	84,025	(87,189)	787,295
Liabilities and equity (CHF million)
Due to banks	63	16,679		16,742	2,287	(2,285)	16,744
Customer deposits	1	384,949		384,950	0	(1,167)	383,783
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	5,799	21,842		27,641	0	(108)	27,533
Obligation to return securities received as collateral	2,921	37,298		40,219	0	0	40,219
Trading liabilities	8,468	29,718		38,186	0	0	38,186
Short-term borrowings	8,720	20,149		28,869	0	(484)	28,385
Long-term debt	43,821	107,179		151,000	37,596	(36,591)	152,005
Brokerage payables	15,213	10,470		25,683	0	0	25,683
Other liabilities	9,414	20,992		30,406	498	139	31,043
Total liabilities	94,420	649,276		743,696	40,381	(40,496)	743,581
Total shareholders' equity	16,713	29,407		46,120	43,644	(46,120)	43,644
Noncontrolling interests	58	585		643	0	(573)	70
Total equity	16,771	29,992		46,763	43,644	(46,693)	43,714

Total liabilities and equity	111,191	679,268		790,459	84,025	(87,189)	787,295
1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of cash flows
in 2020	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Eliminations and consolidation adjustments	Credit Suisse Group
Operating activities (CHF million)
Net cash provided by/(used in) operating activities	3,981	(10,144)		(6,163)	(81)	[2]	(270)	(6,514)
Investing activities (CHF million)
(Increase)/decrease in interest-bearing deposits with banks	1	(521)		(520)	45		(44)	(519)
(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	(7,244)	26,463		19,219	0		0	19,219
Purchase of investment securities	0	(402)		(402)	(12,644)		12,644	(402)
Proceeds from sale of investment securities	0	629		629	0		0	629
Maturities of investment securities	0	184		184	0		0	184
Investments in subsidiaries and other investments	(17)	(193)		(210)	0		0	(210)
Proceeds from sale of other investments	132	545		677	0		1	678
(Increase)/decrease in loans	3,860	(10,839)		(6,979)	0		1,244	(5,735)
Proceeds from sales of loans	0	3,860		3,860	0		0	3,860
Capital expenditures for premises and equipment and other intangible assets	(293)	(751)		(1,044)	0		(144)	(1,188)
Proceeds from sale of premises and equipment and other intangible assets	0	45		45	0		0	45
Other, net	3	110		113	0		0	113
Net cash provided by/(used in) investing activities	(3,558)	19,130		15,572	(12,599)		13,701	16,674
Financing activities (CHF million)
Increase/(decrease) in due to banks and customer deposits	(26)	21,361		21,335	155		(126)	21,364
Increase/(decrease) in short-term borrowings	(2,166)	(3,124)		(5,290)	0		44	(5,246)
Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(245)	(1,224)		(1,469)	0		5	(1,464)
Issuances of long-term debt	223,638	(165,997)		57,641	13,644		(13,276)	58,009
Repayments of long-term debt	(221,868)	179,100		(42,768)	0		0	(42,768)
Sale of treasury shares	0	0		0	0		12,364	12,364
Repurchase of treasury shares	0	0		0	(882)		(12,371)	(13,253)
Dividends paid	0	(10)		(10)	(716)		10	(716)
Other, net	168	766		934	480		36	1,450
Net cash provided by/(used in) financing activities	(499)	30,872		30,373	12,681		(13,314)	29,740
Effect of exchange rate changes on cash and due from banks (CHF million)
Effect of exchange rate changes on cash and due from banks	(239)	(2,380)		(2,619)	(1)		(47)	(2,667)
Net increase/(decrease) in cash and due from banks (CHF million)
Net increase/(decrease) in cash and due from banks	(315)	37,478		37,163	0		70	37,233

Cash and due from banks at beginning of period [3]	2,642	98,402		101,044	277		558	101,879
Cash and due from banks at end of period [3]	2,327	135,880		138,207	277		628	139,112
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

3 Includes restricted cash.
43 Credit Suisse Group parent company
> Refer to “Note 42 – Subsidiary guarantee information” for the condensed Credit Suisse Group parent company financial information.

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
The principal provisions of the Swiss Ordinance on Banks and Savings Banks (Banking Ordinance), the Swiss Financial Market Supervisory Authority’s Ordinance on Accounting (FINMA Accounting Ordinance) and the FINMA circular 2020/1, “Accounting – banks”, governing financial reporting for banks (Swiss GAAP) differ in certain aspects from US GAAP. The following are the major differences:
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
Available-for-sale debt securities
Under US GAAP, available-for-sale debt securities are valued at fair value. Unrealized gains and losses due to fluctuations in fair value (including foreign exchange) are not recorded in the consolidated statements of operations but included net of tax in AOCI, which is part of total shareholders’ equity. Credit-related impairments may have to be recognized in the consolidated statements of operations if the fair value of an individual debt security decreases below its amortized cost basis due to credit-related factors.
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
Allowances and provisions for credit losses
Under US GAAP, allowances and provisions for credit losses on financial instruments are estimated based on a CECL model. The credit loss requirements apply to financial assets measured at amortized cost as well as off-balance sheet credit exposures, such as irrevocable loan commitments, credit guarantees and similar instruments. The credit loss requirements are based on a forward-looking, lifetime CECL model by incorporating historical experience, current conditions and reasonable and supportable forecasts of future economic conditions available as of the reporting date.
Under Swiss GAAP, an incurred loss model is applied for the measurement of credit losses. Valuation allowances and provisions are recognized for credit exposures that are considered impaired. In addition, an inherent (or general) loss allowance is estimated and recognized for all loans not specifically identified as impaired which, on a portfolio basis, are considered to contain inherent losses.
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
Security collateral received in securities lending transactions
Under US GAAP, security collateral received in securities lending transactions with the right to sell or repledge are recorded as assets and a corresponding liability to return the collateral is recognized.
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
The CEO and CFO concluded that, as of December 31, 2020, the design and operation of the Group’s disclosure controls and procedures were effective, in all material respects, to ensure that information required to be disclosed in reports filed and submitted under the Exchange Act is recorded, processed, summarized and reported as and when required.
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
Management has made an evaluation and assessment of the Group’s internal control over financial reporting as of December 31, 2020 using the criteria issued in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in “Internal Control – Integrated Framework”.
Based upon its review and evaluation, management, including the Group CEO and CFO, has concluded that the Group’s internal control over financial reporting is effective as of December 31, 2020.
The Group’s independent registered public accounting firm, PricewaterhouseCoopers AG, has issued an unqualified opinion on the effectiveness of the Group’s internal control over financial reporting as of December 31, 2020, as stated in their report.
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

1 General information, business developments and subsequent events
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

Report of the Statutory Auditor
[Report of the statutory auditor intentionally omitted solely for purposes of the filing of Group and Bank’s Annual Report on Form 20-F filed with the US Securities and Exchange Commission]

[Report of the statutory auditor intentionally omitted solely for purposes of the filing of Group and Bank’s Annual Report on Form 20-F filed with the US Securities and Exchange Commission]

Parent company financial statements
Statements of income
in	Note	2020	2019
Statements of income (CHF million)
Dividend income from participations		24	30
Other financial income	3	1,670	1,440
Other operating income	4	154	206
Total operating income		1,848	1,676
Financial expenses	5	1,818	1,445
Personnel expenses	6	82	103
Other operating expenses	7	113	106
Amortization, depreciation and impairment losses on noncurrent assets		25	9
Total operating expenses		2,038	1,663
Net profit/(loss) before taxes		(190)	13
Direct tax expenses		7	17
Net profit/(loss)		(197)	(4)
Balance sheets
end of	Note	2020	2019
Assets (CHF million)
Cash and cash equivalents		92	79
Other short-term receivables	8	277	253
Accrued income and prepaid expenses	9	883	593
Total current assets		1,252	925
Financial investments	10	50,900	31,848
Participations	11	52,066	52,090
Total noncurrent assets		102,966	83,938
Total assets		104,218	84,863
Liabilities and shareholders' equity (CHF million)
Short-term interest-bearing liabilities	12	6,636	2,331
Other short-term liabilities		7	46
Accrued expenses and deferred income	13	978	672
Total short-term liabilities		7,621	3,049
Long-term interest-bearing liabilities	14	51,780	35,828
Provisions		311	311
Total long-term liabilities		52,091	36,139
Total liabilities		59,712	39,188
Share capital	15	98	102
Capital contribution reserves		25,160	25,659
Other capital reserves		1,800	1,800
Legal capital reserves		26,960	27,459
Reserves for treasury shares	16	500	500
Legal income reserves		500	500
Statutory and discretionary reserves		10,500	10,500
Retained earnings carried forward		7,037	8,538
Net profit/(loss)		(197)	(4)
Voluntary retained earnings		17,340	19,034
Treasury shares against other capital reserves		(392)	(420)
Treasury shares against voluntary retained earnings		0	(1,000)
Treasury shares	17	(392)	(1,420)
Total shareholders' equity		44,506	45,675
Total liabilities and shareholders' equity		104,218	84,863

Notes to the financial statements
1 General information, business developments and subsequent events
Company
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
Business developments
Effective November 3, 2020, Credit Suisse Group AG and Credit Suisse Group Funding (Guernsey) Limited exercised the voluntary issuer substitution clause included in the terms of senior unsecured notes issued by Credit Suisse Group Funding (Guernsey) Limited with a maturity date post December 31, 2022. As a result of the substitution, Credit Suisse Group AG succeeded to, and was substituted for, and became bound by every obligation of, Credit Suisse Group Funding (Guernsey) Limited as principal obligor under these notes, which qualify as total loss-absorbing capacity (TLAC) debt instruments. In addition, the related subordinated internal TLAC notes issued by Credit Suisse AG and held by Credit Suisse Group Funding (Guernsey) Limited have been transferred to Credit Suisse Group AG. This resulted in an increase in financial investments and long-term interest-bearing liabilities in the amount of CHF 9.5 billion and the contingent liabilities entered into on behalf of subsidiaries have been reduced accordingly. The issuer substitution had no impact on net profit/(loss) of Credit Suisse Group AG.
> Refer to “Note 14 – Long-term interest-bearing liabilities” for further information.
COVID-19 pandemic
The pandemic and the consequences for markets and the global economy affected Credit Suisse Group AG’s financial performance in 2020. Credit Suisse Group AG continues to closely monitor the COVID-19 pandemic and its effects on the company’s operations and businesses. Should current economic conditions persist or continue to deteriorate, the macroeconomic environment could have an adverse effect on these and other aspects of the Group’s business, operations and financial performance, including decreased client activity or demand for its products.
Subsequent events
> Refer to “Note 3 – Business developments, significant shareholders and subsequent events” in VI – Consolidated financial statements – Credit Suisse Group for information on subsequent events.

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
Interest-bearing liabilities
Short-term and long-term interest-bearing liabilities are carried at nominal value. Issuance costs and discounts are recognized as prepaid expenses and are amortized on a straight-line basis over the contractual term of the notes. Premiums are recognized as accrued expenses and are amortized on a straight-line basis over the contractual term of the notes.
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
3 Other financial income
in	2020	2019
Other financial income (CHF million)
Interest income	1,662	1,325
Foreign exchange gains	7	1
Gains on sale of treasury shares	1	69
Realized and unrealized gains on derivative financial instruments	0	45
Other financial income	1,670	1,440
4 Other operating income
in	2020	2019
Other operating income (CHF million)
Management fees	75	98
Trademark fees	59	62
Guarantee fees	18	22
Gain on sale of participations	0	23
Other	2	1
Other operating income	154	206

5 Financial expenses
in	2020	2019
Financial expenses (CHF million)
Interest expense [1]	1,659	1,358
Losses on sale of treasury shares	157	2
Realized and unrealized losses on derivative financial instruments	0	84
Other	2	1
Financial expenses	1,818	1,445
1 Includes negative interest expense of CHF 39 million in 2020 and CHF 14 million in 2019, respectively.
6 Personnel expenses
in	2020	2019
Personnel expenses (CHF million)
Salaries	39	38
Variable compensation expenses	33	55
Other	10	10
Personnel expenses	82	103
7 Other operating expenses
in	2020	2019
Other operating expenses (CHF million)
Branding expenses	59	62
Other general and administrative expenses	54	44
Other operating expenses	113	106
8 Other short-term receivables
end of	2020	2019
Other short-term receivables (CHF million)
Receivables for trademark fees	202	234
Debt securities	53	–
Other	22	19
Other short-term receivables	277	253
9 Accrued income and prepaid expenses
end of	2020	2019
Accrued income and prepaid expenses (CHF million)
Accrued interest income	609	412
Deferred debt issuance costs	243	167
Unamortized discount on notes issued	26	8
Other	5	6
Accrued income and prepaid expenses	883	593
Credit Suisse Group AG entered into a hedging transaction to hedge an open interest rate risk exposure from a fixed rate liability with a nominal amount of USD 1.0 billion with a fixed receiver interest rate swap with equivalent notional and maturity. This hedging relationship is considered to be highly effective over the entire maturity of the hedge. The hedging instrument follows the accounting treatment of the underlying liability. The interest on the interest rate swap is recorded as financial expenses in the statement of income. The interest rate swap was initially recorded at cost. Subsequently, no replacement values and no valuation changes, i.e., change of clean replacement values, are recorded on the balance sheet and in the statement of income of the company.
10 Financial investments
end of	2020	2019
Financial investments (CHF million)
Debt securities [1]	50,899	31,847
Equity securities	1	1
Financial investments	50,900	31,848
1 Reflects notes issued by Credit Suisse AG. Refer to "Business developments" in Note 1 – General information, business developments and subsequent events for further information.

11 Participations
Direct participations
Company name	Domicile	Currency	Nominal capital in million	Voting interest in %		Equity interest in %
as of December 31, 2020
Capital Union Bank B.S.C. (closed) (under liquidation)	Manama, Kingdom of Bahrain	USD	50.0	26		26
Credit Suisse AG [1]	Zurich, Switzerland	CHF	4,399.7	100		100
Credit Suisse Group Finance (Guernsey) Limited (in Guernsey members’ voluntary liquidation)	St. Peter Port, Guernsey	USD	0.0	100		100
Credit Suisse Group Funding (Guernsey) Limited [1]	St. Peter Port, Guernsey	USD	0.1	100		100
Credit Suisse Insurance Linked Strategies Ltd [1]	Zurich, Switzerland	CHF	0.2	100		100
Credit Suisse International [1]	London, United Kingdom	USD	11,366.2	2	[2]	2	[2]
Credit Suisse IP GmbH	Zurich, Switzerland	CHF	0.0	100		100
Credit Suisse Services AG [1]	Zurich, Switzerland	CHF	1.0	100		100
Credit Suisse Trust AG [1]	Zurich, Switzerland	CHF	5.0	100		100
Credit Suisse Trust Holdings Limited [1]	St. Peter Port, Guernsey	GBP	2.0	100		100
CS LP Holding AG	Zug, Switzerland	CHF	0.1	100		100
Inreska Limited [1]	St. Peter Port, Guernsey	GBP	3.0	100		100
Savoy Hotel Baur en Ville AG	Zurich, Switzerland	CHF	7.5	88		88
1 For the purpose of impairment testing, these participations form part of a sub-portfolio for which the portfolio valuation method is applied.
2 98% held by other group companies.
Indirect participations
The company’s principal indirect participations are shown in Note 41 – Significant subsidiaries and equity method investments in VI – Consolidated financial statements – Credit Suisse Group.
12 Short-term interest-bearing liabilities
end of	2020	2019
Short-term interest-bearing liabilities (CHF million)
Due to banks	6,513	2,287
Cash collateral received	70	44
Senior bail-in notes	53	–
Short-term interest-bearing liabilities	6,636	2,331
13 Accrued expenses and deferred income
end of	2020	2019
Accrued expenses and deferred income (CHF million)
Accrued interest expense	610	415
Deferred fees on acquired debt securities	238	161
Accrued personnel and other operating expenses	103	87
Unamortized discount on debt securities	26	8
Other	1	1
Accrued expenses and deferred income	978	672

14 Long-term interest-bearing liabilities
The high-trigger and low-trigger tier 1 capital notes issued by Credit Suisse Group AG are perpetual securities and have no fixed or final maturity date. Subject to the satisfaction of certain conditions, they may be redeemed, at the option of the issuer, on the first call date or as specified thereafter in the terms of the note.
The high-trigger tier 1 capital notes mandatorily either convert into ordinary shares of Credit Suisse Group AG or are permanently written down to zero, as provided in the terms of the respective instrument, upon the occurrence of certain specified triggering events. These events include the Group’s consolidated common equity tier 1 (CET1) ratio falling below 7%, or a determination by the Swiss Financial Market Supervisory Authority FINMA (FINMA) that conversion or write-down is necessary, or that Credit Suisse Group AG requires extraordinary public sector capital support, to prevent Credit Suisse Group AG from becoming insolvent, bankrupt or unable to pay a material amount of its debt, or other similar circumstances. Conversion or write-down can only be prevented if FINMA, at Credit Suisse Group AG’s request, is satisfied that certain conditions exist and determines that a conversion or write-down is not required. High-trigger instruments are designed to absorb losses before other capital instruments, including the low-trigger capital instruments.
The low-trigger tier 1 capital notes have a write-down feature, which means that interest on the notes shall cease to accrue and the full principal amount of the notes will be permanently written down to zero upon the occurrence of certain specified triggering events, also called write-down events. A write-down event will occur if the sum of the Group’s consolidated CET1 ratio and the Higher Trigger Capital Ratio (i.e., the ratio of Higher Trigger Capital Amount to the aggregate of all risk-weighted assets of the Group) as of any quarterly balance sheet date or interim capital report date is below 5.125%. A write-down event will also occur if FINMA determines that a write-down of the notes is necessary, or that Credit Suisse Group AG requires extraordinary public sector capital support to prevent Credit Suisse Group AG from becoming insolvent, bankrupt or unable to pay a material part of its debts, or other similar circumstances. Write-down can only be prevented if FINMA, at the Group’s request, is satisfied that certain conditions exist and determines that a conversion or write-down is not required.
In addition to the high-trigger and low-trigger tier 1 capital notes, Credit Suisse Group AG has issued senior unsecured notes, which qualify as TLAC. The senior unsecured notes have a fixed maturity date and can be redeemed, at the option of the issuer, at a call date, if specified in the applicable terms and conditions. The senior unsecured notes are bail-in debt instruments that are designed to absorb losses after the cancellation of Credit Suisse Group AG’s equity instruments and after the write-down or conversion into equity of regulatory capital (including high-trigger and low-trigger tier 1 capital notes) in restructuring proceedings with respect to Credit Suisse Group AG. Bail-in debt instruments do not feature capital triggers that may lead to a write-down and/or a conversion into equity outside of restructuring, but only begin to bear losses once Credit Suisse Group AG is formally in restructuring proceedings and FINMA orders capital measures (i.e., a write-down and/or a conversion into equity) in the restructuring plan.

Long-term interest-bearing liabilities
									2020		2019
Currency	Notional (million)		Interest rate		Issue date	First call date		Maturity date	Carrying value (CHF million)		Carrying value (CHF million)
High-trigger tier 1 capital notes
USD	1,500		7.125%	[1]	January 30, 2017	July 29, 2022		Perpetual	1,321		1,454
USD	2,000		7.500%	[1]	July 16, 2018	July 17, 2023		Perpetual	1,761		1,938
CHF	200		3.875%	[1]	March 22, 2017	September 22, 2023		Perpetual	200		200
SGD	750		5.625%	[1]	June 6, 2019	June 6, 2024		Perpetual	500		540
CHF	300		3.500%	[1]	September 4, 2018	September 4, 2024		Perpetual	300		300
USD	1,500		7.250%	[1]	September 12, 2018	September 12, 2025		Perpetual	1,321		1,454
CHF	525		3.000%	[1]	September 11, 2019	November 11, 2025		Perpetual	525		525
USD	1,750		6.375%	[1]	August 21, 2019	August 21, 2026		Perpetual	1,541		1,696
USD	1,500		5.250%	[1]	August 11, 2020	August 11, 2027	[2]	Perpetual	1,321		–
USD	1,000		5.100%	[1]	January 24, 2020	January 24, 2030		Perpetual	881		–
USD	1,500		4.500%	[1]	December 9, 2020	March 3, 2031	[2]	Perpetual	1,321		–
Low-trigger tier 1 capital notes
USD	2,250		7.500%	[1]	December 11, 2013	December 11, 2023		Perpetual	1,982		2,180
USD	2,500		6.250%	[1]	June 18, 2014	December 18, 2024		Perpetual	2,202		2,423
Senior unsecured notes
USD	60	[3]	3 Month USD LIBOR +0.55%	[4]	October 6, 2017	October 6, 2021		October 6, 2022	–	[5]	58
USD	1,750		3.574%		January 9, 2017	January 9, 2022		January 9, 2023	1,541		1,696
AUD	194		5.000%	[6]	February 8, 2018	February 8, 2022		February 8, 2038	132		126
USD	100		3 Month USD LIBOR +0.55%	[7]	April 9, 2019	April 9, 2022		April 9, 2023	88		97
JPY	38,700		0.553%	[1]	October 27, 2017	October 27, 2022		October 27, 2023	331		345
USD	1,000		2.997%	[1]	September 14, 2017	December 14, 2022		December 14, 2023	881		969
USD	500		3 Month USD LIBOR +1.2%		September 14, 2017	December 14, 2022		December 14, 2023	440		485
AUD	125		3.500%	[1]	March 8, 2018	March 8, 2023		March 8, 2024	85		85
AUD	175		3 Month USD BBSW +1.25%		March 8, 2018	March 8, 2023		March 8, 2024	119		119
USD	1,050		3 Month USD LIBOR +0.80%	[8]	March 8, 2019	March 8, 2023		March 8, 2024	925		1,018
USD	334		4.600%	[6]	March 29, 2018	March 29, 2023		March 29, 2048	294		309
CHF	1,000	[9,10]	1.000%		April 15, 2015	–		April 14, 2023	1,000		–
USD	2,000	[9]	3.800%		June 10, 2016	–		June 9, 2023	1,761		–
USD	1,250		4.207%	[1]	June 12, 2018	June 12, 2023		June 12, 2024	1,101		1,211
USD	750		3 Month USD LIBOR +1.24%		June 12, 2018	June 12, 2023		June 12, 2024	661		727
USD	160		5.000%	[6]	June 29, 2018	June 29, 2023		June 29, 2048	141		148
USD	209		5.000%	[6]	August 31, 2018	August 31, 2023		August 31, 2048	184		193
USD	111		5.350%	[6]	October 26, 2018	October 26, 2023		October 26, 2048	98		102
USD	111		5.400%	[6]	December 27, 2018	December 27, 2023		December 27, 2048	98		102
USD	126		5.350%	[6]	January 30, 2019	January 30, 2024		January 30, 2049	111		116
USD	126		5.350%	[6]	January 30, 2019	January 30, 2024		January 30, 2049	111		116
USD	105		5.300%	[6]	January 30, 2019	January 30, 2024		January 30, 2049	93		97
USD	136		4.700%	[6]	May 29, 2019	May 29, 2024		May 29, 2049	120		126
USD	136		4.500%	[6]	June 27, 2019	June 27, 2024		June 27, 2049	120		126
EUR	1,500		1.250%	[1]	July 17, 2017	July 17, 2024		July 17, 2025	1,624		1,629
USD	2,000		2.593%	[1]	September 11, 2019	September 11, 2024		September 11, 2025	1,761		1,938
GBP	750		2.125%	[1]	September 12, 2017	September 12, 2024		September 12, 2025	902		954
USD	280		3.850%	[6]	January 31, 2020	January 31, 2025		January 31, 2060	247		–
USD	2,500	[9]	3.750%		March 26, 2015	–		March 26, 2025	2,202		–
EUR	2,000		3.250%	[1]	April 2, 2020	April 2, 2025		April 2, 2026	2,166		–
NOK	1,000	[9]	3.600%		May 29, 2015	–		May 28, 2025	103		–

Long-term interest-bearing liabilities (continued)
								2020	2019
Currency	Notional (million)		Interest rate		Issue date	First call date	Maturity date	Carrying value (CHF million)	Carrying value (CHF million)
USD	1,500		2.193%	[1]	June 5, 2020	June 5, 2025	June 5, 2026	1,321	–
GBP	500	[9]	2.750%		August 8, 2016	–	August 8, 2025	601	–
USD	2,000	[9]	4.550%		April 18, 2016	–	April 17, 2026	1,761	–
EUR	1,500	[11]	1.000%	[1]	June 24, 2019	June 24, 2026	June 24, 2027	1,624	1,629
JPY	8,300		0.904%	[1]	October 27, 2017	October 27, 2026	October 27, 2027	71	74
USD	2,250		4.282%		January 9, 2017	January 9, 2027	January 9, 2028	1,982	2,180
EUR	1,250		0.650%	[1]	January 14, 2020	January 14, 2027	January 14, 2028	1,354	–
GBP	750		2.250%	[1]	June 9, 2020	June 9, 2027	June 9, 2028	902	–
USD	2,000		3.869%	[1]	January 12, 2018	January 12, 2028	January 12, 2029	1,761	1,938
EUR	100		2.455%		July 11, 2018	July 11, 2028	July 4, 2034	108	109
EUR	100		1.190%	[1,12]	June 11, 2019	March 11, 2029	March 11, 2030	108	109
EUR	1,000		0.650%		September 10, 2019	–	September 10, 2029	1,083	1,086
USD	3,000		4.194%	[1]	April 1, 2020	April 1, 2030	April 1, 2031	2,642	–
JPY	10,000		1.269%	[1]	October 27, 2017	October 27, 2032	October 27, 2033	85	89
USD	2,000	[9]	4.875%		May 21, 2015	–	May 15, 2045	1,761	–
Time deposit
CHF								–	3,012
Total								51,780	35,828
1 Interest rate reset at first call date and on every reset date thereafter.
2 Represents the first reset date. Optional redemption at any time during the six-month period prior to the first reset date.
3 On December 12, 2019, the notes with a principal amount of USD 1,000 million were partially redeemed.
4 Minimum rate 0.55% / Maximum rate 3.55%.
5 As of December 31, 2020, CHF 53 million reported as short-term interest-bearing liabilities.
6 The interest rate of these zero coupon annual accreting senior callable notes reflects the yield rate of the notes.
7 Minimum rate of 0.55%.
8 Minimum rate of 0.80%.
9 Transferred to Credit Suisse Group AG. Refer to "Business developments" in Note 1 – General information, business developments and subsequent events for further information.
10 On May 12, 2015, the offering was re-opened and the aggregate principal amount was increased from CHF 825 million to CHF 1,000 million.
11 On July 23, 2019, the offering was re-opened and the aggregate principal amount was increased from EUR 1,000 million to EUR 1,500 million.
12 The interest rate was 1.59% from June 11, 2019 to March 10, 2020.
15 Share capital, conditional, conversion and authorized capital
	No. of registered shares		Par value in CHF	% of existing share capital	No. of registered shares	Par value in CHF
Share capital as of December 31, 2019					2,556,011,720	102,240,469
Ordinary share capital decrease
Cancellation of repurchased shares on July 9, 2020					(108,264,000)	(4,330,560)
Conditional capital
Warrants and convertible bonds
Capital as of December 31, 2019	400,000,000		16,000,000
Capital as of December 31, 2020	400,000,000	[1]	16,000,000	16
Conversion capital
Capital as of December 31, 2019	150,000,000		6,000,000
Capital as of December 31, 2020	150,000,000	[2]	6,000,000	6
Authorized capital
Capital as of December 31, 2019	103,000,000		4,120,000
Capital as of December 31, 2020	103,000,000		4,120,000	4
Share capital as of December 31, 2020					2,447,747,720	97,909,909
1 72.2 million registered shares reserved for the USD 1,500 million 7.125% high-trigger tier 1 capital notes.
2 39.0 million registered shares reserved for the USD 1,500 million 7.125% high-trigger tier 1 capital notes.

16 Credit Suisse Group shares held by subsidiaries
	2020			2019
	Share equivalents		Market value (CHF million)	Share equivalents	Market value (CHF million)
Balance at end of financial year
Physical holdings	3,170,970	[1]	36	4,772,328	63
Holdings, net of pending obligations	108,227		1	1,308,618	17
1 Representing 0.1% of issued shares as of December 31, 2020.
17 Purchases and sales of treasury shares
	Net gain/(loss) on sale (CHF million)	Treasury shares, at cost (CHF million)	Number of shares	Average price per share (CHF)
2020
Balance as of December 31, 2019		1,420	114,989,483	12.35
Purchase of treasury shares		882	82,515,654	10.69
Sale of treasury shares [1]	(156)	(585)	(50,809,266)	8.45
Cancellation of repurchased shares/notes		(1,325)	(108,264,000)	12.24
Change in 2020	(156)	(1,028)	(76,557,612)
Balance as of December 31, 2020		392	38,431,871	10.19
2019
Balance as of December 31, 2018		7	405,281	16.38
Purchase of treasury shares		1,916	156,632,122	12.23
Sale of treasury shares [1]	67	(503)	(42,047,920)	13.56
Change in 2019	67	1,413	114,584,202
Balance as of December 31, 2019		1,420	114,989,483	12.35
2020: Highest price CHF 13.65, paid on February 20 and lowest price CHF 6.50 paid on March 18 in a market transaction.
2019: Highest price CHF 13.65, paid on May 2 and lowest price CHF 10.81, paid on August 15 in a market transaction.
1 Representing share award settlements.
18 Significant shareholders
	2020			2019
end of	Number of shares (million)	Total nominal value (CHF million)	Share- holding (%)	Number of shares (million)	Total nominal value (CHF million)	Share- holding (%)
Direct shareholders [1]
Chase Nominees Ltd. [2]	323	13	13.21	343	14	13.43
Nortrust Nominees Ltd. [2]	184	7	7.53	163	7	6.37
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

19 Assets subject to retention of title
As of December 31, 2020 and 2019, cash and cash equivalents in the amount of CHF 4 million and CHF 5 million, respectively, were subject to a retention of title.
20 Contingent liabilities
end of	2020	2019
Contingent liabilities (CHF million)
Aggregate indemnity liabilities, guarantees and other contingent liabilities (net of exposures recorded as liabilities)	8,110	22,766
of which have been entered into on behalf of subsidiaries [1]	8,110	22,766
1
Includes senior unsecured notes issued by subsidiaries of CHF 7,385 million and CHF 21,785 million as of December 31, 2020 and 2019, respectively, of which the underlying notional amounts (subject to regulatory adjustments) qualify as TLAC. Refer to "Business developments" in Note 1 – General information, business developments and subsequent events for further information.

Contingent liabilities include guarantees for obligations, performance-related guarantees and letters of comfort issued to third parties. Contingencies with a stated amount are included in the above table. In some instances, however, the exposure of Credit Suisse Group AG is not defined as an amount but relates to specific circumstances such as the solvency of subsidiaries.
Value-added tax
The company belongs to the Swiss value-added tax group of Credit Suisse Group, and thus carries joint liability to the Swiss federal tax authority for value-added tax debts of the entire Group. No contingent liability is included in the above table.
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
The Swiss pension plan’s annual financial statements are prepared in accordance with Swiss GAAP FER 26 based on the full population of covered employees. Individual annual financial statements for each participating company are not prepared. As a multi-employer plan with unrestricted joint liability for all participating companies, the economic interest in the Swiss pension plan’s over- or underfunding is allocated to each participating company based on an allocation key determined by the plan. No contingent liability is included in the above table.

21 Assets and liabilities with related parties
end of	2020	2019
Assets (CHF million)
Cash and cash equivalents	88	74
Other short-term receivables	255	235
Accrued income and prepaid expenses	614	417
Total current assets – related parties	957	726
Financial investments	50,899	31,847
Participations	52,066	52,090
Total noncurrent assets – related parties	102,965	83,937
Total assets – related parties	103,922	84,663
Liabilities (CHF million)
Short-term interest-bearing liabilities	6,583	2,331
Other short-term liabilities	5	2
Accrued expenses and deferred income [1]	306	214
Total short-term liabilities – related parties	6,894	2,547
Long-term interest-bearing liabilities	0	3,012
Total long-term liabilities – related parties	0	3,012
Total liabilities – related parties	6,894	5,559
The assets and liabilities represent the amounts due from and due to group companies, except where indicated.
1 Includes amounts due to management bodies of CHF 41 million at December 31, 2020 and CHF 44 million at December 31, 2019, respectively.
22 Subordinated assets and liabilities
end of	2020	2019
Subordinated assets and liabilities (CHF million)
Subordinated assets [1]	51,560	32,259
Subordinated liabilities	15,413	12,915
1 Refer to "Business developments" in Note 1 – General information, business developments and subsequent events for further information.
Group-internal funding related to loss-absorbing instruments has been aligned to international standards for internal TLAC instruments and to the new article 126b of the Swiss Capital Adequacy Ordinance, effective January 1, 2020. Due to this alignment, the bail-in debt instruments issued by Credit Suisse AG to Credit Suisse Group AG are permanently subordinated.

23 Shareholdings
Executive Board shareholdings
The shareholdings of the Executive Board members, their immediate family and companies in which they have a controlling interest as well as the value of the unvested share-based compensation awards held by Executive Board members as of December 31, 2020 and 2019, are disclosed in the table below.
Executive Board holdings and values of deferred share-based awards by individual
end of	Number of owned shares	[1]	Number of unvested awards	[2]	Number of owned shares and unvested awards	Value (CHF) of unvested awards at grant date	[3]	Value (CHF) of unvested awards at year end (at fair value)	[4]
2020
Thomas P. Gottstein	329,945		1,175,386		1,505,331	14,059,196		7,982,209
Romeo Cerutti	360,449		569,438		929,887	7,134,274		4,108,232
Brian Chin	568,030		1,790,864		2,358,894	21,951,346		12,474,970
André Helfenstein	74,229		671,329		745,558	7,523,347		5,899,796
Lydie Hudson	57,115		421,216		478,331	4,864,351		2,895,168
David R. Mathers	110,958		1,313,581		1,424,539	14,661,244		10,505,639
Antoinette Poschung	141,405		207,515		348,920	2,360,009		1,412,321
Helman Sitohang	365,186		1,344,933		1,710,119	16,773,304		9,612,195
James B. Walker	143,444		577,046		720,490	6,552,588		5,092,395
Lara J. Warner	–		1,089,006		1,089,006	13,461,484		7,647,962
Philipp Wehle	74,542		670,246		744,788	7,652,671		5,095,777
Total	2,225,303		9,830,560		12,055,863	116,993,815		72,726,662
2019
Tidjane Thiam	66,422		1,303,823		1,370,245	19,084,599		10,833,091
Romeo Cerutti	323,165		458,513		781,678	6,750,770		3,820,259
Brian Chin	494,030		1,430,886		1,924,916	20,368,149		11,843,258
Thomas P. Gottstein	150,214		672,361		822,575	9,574,478		5,530,279
Lydie Hudson	26,175		295,386		321,561	3,739,373		2,832,024
David R. Mathers	84,360		1,029,891		1,114,251	13,509,668		9,392,954
David Miller	–		734,280		734,280	10,240,437		8,888,164
Antoinette Poschung	123,318		139,024		262,342	1,693,270		1,302,361
Helman Sitohang	264,737		1,007,352		1,272,089	14,683,925		8,198,365
James B. Walker	100,153		317,330		417,483	4,181,205		3,834,492
Lara J. Warner	–		786,568		786,568	11,361,535		6,138,554
Philipp Wehle	21,540		364,059		385,599	4,735,987		3,862,390
Total	1,654,114		8,539,473		10,193,587	119,923,396		76,476,192
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

Board of Directors shareholdings
The shareholdings of the Board of Directors members, their immediate family and companies in which they have a controlling interest are disclosed in the table below. As of December 31, 2020 and 2019, there were no Board of Directors members with outstanding options.
Board of Directors shareholdings by individual
end of	2020	2019
December 31 (shares) [1]
Urs Rohner	425,783	298,416
Iris Bohnet	96,328	74,916
Christian Gellerstad	103,991	51,716
Andreas Gottschling	104,659	51,391
Michael Klein	49,897	22,369
Shan Li	28,590	7,178
Seraina Macia	84,844	63,432
Richard Meddings [2]	13,774	–
Kai S. Nargolwala	366,334	324,088
Ana Paula Pessoa	53,816	24,758
Joaquin J. Ribeiro	77,724	53,253
Severin Schwan	169,976	145,505
John Tiner	335,960	278,188
Total	1,911,676	1,395,210	[3]
1 Includes Group shares that are subject to a blocking period of up to four years; includes shareholdings of immediate family members.
2 Richard Meddings was newly elected at the 2020 AGM.
3 Excludes 51,455 shares held by Alexander Gut, who did not stand for re-election to the Board as of April 30, 2020.
Shares awarded
	2020		2019
end of	Number of shares	Value of shares (CHF million)	Number of shares	Value of shares (CHF million)
Shares awarded
Board of Directors	568,021	5	335,089	4
Executive Board [1]	2,271,970	24	2,041,167	24
Employees [2]	82,664,247	1,119	106,275,209	1,192
Includes shares, share awards and performance share awards and for the Executive Board LTI awards granted at fair value.
1
For the individuals who joined the Executive Board and the individuals who left the Executive Board during 2020 and 2019, compensation relating to the period during which they were members of the Executive Board and, for leavers, during their respective notice period is included.

2 Includes shares awarded to employees of subsidiaries of Credit Suisse Group AG and excludes shares awarded to the Executive Board.
Share awards outstanding
	2020		2019
end of	Number of share awards outstanding in million	Fair value in CHF million	Number of share awards outstanding in million	Fair value in CHF million
Share awards [1]
Employees	218	2,485	183	2,397
Total share awards	218	2,485	183	2,397
1 In the interests of transparency, share awards granted to employees of subsidiaries of Credit Suisse Group AG are also considered in this disclosure table.

Proposed appropriation of retained earnings and capital distribution
Proposed appropriation of retained earnings
2020
Retained earnings (CHF million)
Retained earnings carried forward	7,037
Net profit/(loss)	(197)
Retained earnings	6,840
Proposed distribution of CHF 0.1463 per registered share for the financial year 2020 [1]	(352)
Retained earnings to be carried forward	6,488
1
2,409,315,849 registered shares - net of own shares held by the company - as of December 31, 2020. The number of registered shares eligible for distribution may change due to the issuance of new registered shares and transactions in own shares.

Proposed distribution out of capital contribution reserves
2020
Capital contribution reserves (CHF million)
Balance at end of year	25,160
Proposed distribution of CHF 0.1463 per registered share for the financial year 2020 [1]	(352)
Balance after distribution	24,808
Distributions are free of Swiss withholding tax and are not subject to income tax for Swiss resident individuals holding the shares as a private investment.
1
2,409,315,849 registered shares - net of own shares held by the company - as of December 31, 2020. The number of registered shares eligible for distribution may change due to the issuance of new registered shares and transactions in own shares.

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
11 General and administrative expenses
12 Restructuring expenses
13 Revenue from contracts with customers
14 Securities borrowed, lent and subject to repurchase agreements
15 Trading assets and liabilities
16 Investment securities
17 Other investments
18 Loans
19 Financial instruments measured at amortized cost and credit losses
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
39 Litigation
40 Significant subsidiaries and equity method investments
41 Significant valuation and income recognition differences between US GAAP and Swiss GAAP banking law (true and fair view)

Report of the Independent Registered Public Accounting Firm
Report of the Independent Registered Public Accounting Firm To the Board of Directors and shareholders of Credit Suisse AG Opinions on the Financial Statements and Internal Control over Financial Reporting We have audited the accompanying consolidated balance sheet of Credit Suisse AG and its subsidiaries (the “Bank”) as of December 31, 2020, and the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for the year then ended, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Bank's internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). We also have audited the adjustments to reflect the change in the composition of reportable segments as presented in Note 4. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review or apply any procedures to the 2018 and 2019 financial statements of the Bank other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2018 and 2019 financial statements taken as a whole. In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Bank as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Bank maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO. Change in Accounting Principle As discussed in Note 19 to the consolidated financial statements, the Bank changed the manner in which it accounts for credit losses on certain financial instruments in 2020. Basis for Opinions The Bank's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Bank’s consolidated financial statements and on the Bank's internal control over financial reporting based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Bank in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects. Our audit of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions. Definition and Limitations of Internal Control over Financial Reporting A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Critical Audit Matters The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate. Fair Value of Certain Level 3 Financial Instruments As described in Note 35 to the consolidated financial statements, the Bank carries CHF 16.4 billion of its assets and CHF 14.0 billion of its liabilities at fair value on a recurring basis that are classified in level 3 of the fair value hierarchy as of December 31, 2020. For these financial instruments, for which no prices are available and which have few or no observable inputs, the determination of fair value may require the use of either industry standard models or internally developed proprietary models as well as require subjective assessment and judgment, depending on liquidity, pricing assumptions, the current economic and competitive environment and the risks affecting the specific instrument. Unobservable inputs used by management to value certain of these level 3 financial instruments included adjusted Net Asset Value (“NAV”), discount rate, terminal growth rate, credit spread, correlation, volatility, market implied life expectancy, mortality rate and market comparable price. The principal considerations for our determination that performing procedures relating to the fair value of certain level 3 financial instruments is a critical audit matter are the significant judgment by management to determine the fair value of these financial instruments due to the use of either industry standard models or internally developed proprietary models, which included unobservable inputs related to adjusted NAV, discount rate, terminal growth rate, credit spread, correlation, volatility, market implied life expectancy, mortality rate and market comparable price. This in turn led to a high degree of auditor subjectivity, judgment and effort to evaluate the audit evidence obtained related to the valuation, and the audit effort involved the use of professionals with specialized skill and knowledge. Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the fair value of certain level 3 financial instruments, including controls over the Bank’s models, significant unobservable inputs, and data. These procedures also included, among others (i) the involvement of professionals with specialized skill and knowledge to assist in developing an independent range of prices for a sample of financial instruments and (ii) comparing the independent estimate to management’s estimate to evaluate the reasonableness of management’s estimate. Developing the independent estimate involved (i) testing the completeness and accuracy of data provided by management, and as appropriate, (ii) evaluating management’s unobservable inputs and (iii) independently developing unobservable inputs related to adjusted NAV, discount rate, terminal growth rate, credit spread, correlation, volatility, market implied life expectancy, mortality rate and market comparable price. Allowance for Credit Losses - Collectively Evaluated Corporate and Institutional Loans - Investment Bank As described in Note 19 to the consolidated financial statements, the Bank’s allowance for credit losses represents management’s estimate of expected credit losses on loans held at amortized cost. As of December 31, 2020, the collectively evaluated expected credit losses in the Investment Bank of CHF 194 million primarily consist of Corporate and Institutional loans with a gross loan balance, excluding those which are held at fair value, of CHF 13,776 million. The Bank’s credit loss requirements are based on a forward-looking, lifetime current expected credit loss (“CECL”) model by incorporating reasonable and supportable forecasts of future economic conditions available at the reporting date. Management’s estimation of expected credit losses is based on a discounted probability-weighted estimate that considers three future macroeconomic scenarios: a baseline scenario, an upside scenario and a downside scenario. For extreme and statistically rare events which cannot be adequately reflected in CECL models, such as the current effects of the COVID-19 pandemic on the global economy, the event becomes the baseline scenario. In the current environment, to address circumstances where in management’s judgment the CECL model outputs are overly sensitive to the effect of economic inputs that lie significantly outside of their historical range, model overlays are applied. These overlays are based on expert judgment and are applied in response to these exceptional circumstances to consider historical stressed losses and industry and counterparty credit level reviews. The principal consideration for our determination that performing procedures relating to the allowance for credit losses on collectively evaluated corporate and institutional loans within the Investment Bank is a critical audit matter are (i) the significant judgement by management in evaluating model results and assessing the need for overlays to the CECL model output in the current environment, (ii) the significant judgment and estimation by management in determining an appropriate methodology for the overlays applied, which both in turn led to a high degree of auditor judgement, subjectivity and effort in performing procedures and in evaluating audit evidence obtained relating to the appropriateness of overlays to the CECL model output, and (iii) the audit effort involved professionals with specialized skill and knowledge. Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s expected credit loss process. The procedures also included, among others, testing management’s process for estimating expected credit losses, which included (i) evaluating the appropriateness of the methodologies used to determine the allowance for credit losses, (ii) testing the completeness and accuracy of data used in the estimate, and (iii) evaluating the reasonableness of management’s model overlays. The procedures included the use of professionals with specialized skill and knowledge to assist in evaluating the appropriateness of model methodologies and assist in evaluating the audit evidence. Goodwill Impairment Assessment - Investment Bank Reporting Unit As described in Note 20 to the consolidated financial statements, the Bank’s goodwill balance was CHF 3.8 billion as of December 31, 2020 of which CHF 0.9 billion was allocated to the Investment Bank reporting unit. Goodwill is reviewed for impairment on an annual basis as of December 31 and at any other time that events or circumstances indicate that the carrying value of goodwill may not be recoverable. Goodwill is allocated to the Bank’s reporting units for the purposes of the impairment test. In estimating the fair value of its reporting units, the Bank applied a combination of the market approach and the income approach. In determining the estimated fair value, the Bank relied upon its latest five-year financial plan which included significant management assumptions and estimates based on its view of current and future economic conditions and assumptions regarding the discount rate under the income approach as well as price to projected earnings and price to book value multiples (“multiples”) under the market approach. The principal considerations for our determination that performing procedures relating to the goodwill impairment assessment of the Investment Bank reporting unit is a critical audit matter are (i) the significant judgment by management when developing the fair value measurement of the Investment Bank reporting unit, (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions related to the combination of the market approach and income approach, five-year financial plan, discount rate and multiples, and (iii) the audit effort involved the use of professionals with specialized skill and knowledge. Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s goodwill impairment assessment. These procedures also included, among others (i) testing management’s process for developing the fair value estimate of the Investment Bank reporting unit; (ii) evaluating the appropriateness of the combination of the market approach and income approach; (iii) testing the completeness and accuracy of underlying data used in the model; and (iv) evaluating the reasonableness of the significant assumptions used by management related to the five-year financial plan, discount rate and the multiples. Evaluating management’s assumptions related to the five-year financial plan involved evaluating whether the assumptions used by management were reasonable considering the current and past performance of the reporting unit. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Bank’s market approach and income approach as well as the discount rate and multiples assumptions. Litigation provisions As described in Note 39 to the consolidated financial statements, the Bank is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its businesses. The Bank’s aggregate litigation provisions include estimates of losses, additional losses or ranges of loss for proceedings for which such losses are probable and can be reasonably estimated. As of December 31, 2020, the Bank has recorded litigation provisions of CHF 1.7 billion. Management’s estimate of the aggregate range of reasonably possible losses that are not covered by existing provisions for which the Bank believes an estimate is possible is zero to CHF 0.9 billion. The principal considerations for our determination that performing procedures relating to the litigation provision is a critical audit matter are the significant judgment by management when assessing the likelihood of a loss being incurred and when determining a reasonable estimate of the loss, which in turn led to a high degree of auditor judgment, subjectivity, and effort in evaluating management’s assessment of the provision for losses and related disclosures. Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s estimation of the litigation provisions, including controls over determining whether a loss is probable and whether the amount of loss can be reasonably estimated, as well as controls over the related financial statement disclosures. These procedures also included, among others, obtaining and evaluating the letters of audit inquiry with external legal counsel, evaluating the reasonableness of management’s assessment regarding whether an unfavorable outcome is reasonably possible or probable and reasonably estimable, and evaluating the sufficiency of the Bank’s litigation disclosures. /s/ PricewaterhouseCoopers AG Zurich, Switzerland March 18, 2021 We have served as the Bank’s auditor since 2020.

447-I

447-II

447-III

Report of the Independent Registered Public Accounting Firm To the shareholders and Board of Directors of Credit Suisse AG, Zurich Opinion on the Consolidated Financial Statements We have audited, before the adjustments to reflect the change in the composition of reportable segments as presented in Note 4 and described in Note 3, the consolidated balance sheet of Credit Suisse AG and subsidiaries (the “Bank”) as of December 31, 2019, the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2019, and the related notes (collectively, the “consolidated financial statements”). The 2019 and 2018 consolidated financial statements before the adjustments to reflect the change in the composition of reportable segments as presented in Note 4 and described in Note 3 are not presented herein. In our opinion, the consolidated financial statements, before the adjustments to reflect the change in the composition of reportable segments as presented in Note 4 and described in Note 3, present fairly, in all material respects, the financial position of the Bank as of December 31, 2019, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles. We were not engaged to audit, review, or apply any procedures to the adjustments to reflect the change in the composition of reportable segments as presented in Note 4 and described in Note 3 and, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by other auditors. Basis for Opinion These consolidated financial statements are the responsibility of the Bank’s management and the Board of Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Bank in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion. KPMG AG We served as the Bank’s auditor from 1989 to 2020. Zurich, March 25, 2020
447-IV

[this page intentionally left blank]

Consolidated financial statements
Consolidated statements of operations
in	Note	2020	2019	2018
Consolidated statements of operations (CHF million)
Interest and dividend income	5	13,878	20,180	19,623
Interest expense	5	(7,918)	(13,131)	(12,498)
Net interest income	5	5,960	7,049	7,125
Commissions and fees	6	11,850	11,071	11,742
Trading revenues	7	3,178	1,773	456
Other revenues	8	1,515	2,793	1,497
Net revenues		22,503	22,686	20,820
Provision for credit losses	9	1,092	324	245
Compensation and benefits	10	8,860	9,105	8,864
General and administrative expenses	11	7,962	7,588	7,068
Commission expenses		1,256	1,276	1,259
Restructuring expenses	12	122	–	528
Total other operating expenses		9,340	8,864	8,855
Total operating expenses		18,200	17,969	17,719
Income before taxes		3,211	4,393	2,856
Income tax expense	28	697	1,298	1,134
Net income		2,514	3,095	1,722
Net income attributable to noncontrolling interests		3	14	(7)
Net income attributable to shareholders		2,511	3,081	1,729
Consolidated statements of comprehensive income
in	2020	2019	2018
Comprehensive income/(loss) (CHF million)
Net income	2,514	3,095	1,722
Gains/(losses) on cash flow hedges	177	86	(7)
Foreign currency translation	(3,014)	(995)	(321)
Unrealized gains/(losses) on securities	(17)	21	(18)
Actuarial gains/(losses)	(44)	(24)	31
Net prior service credit/(cost)	(4)	1	(10)
Gains/(losses) on liabilities related to credit risk	151	(1,738)	1,442
Other comprehensive income/(loss), net of tax	(2,751)	(2,649)	1,117
Comprehensive income/(loss)	(237)	446	2,839
Comprehensive income/(loss) attributable to noncontrolling interests	(55)	7	(3)
Comprehensive income attributable to shareholders	(182)	439	2,842
The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated balance sheets
end of	Note	2020	2019
Assets (CHF million)
Cash and due from banks		138,207	101,044
of which reported at fair value		525	356
of which reported from consolidated VIEs		90	138
Interest-bearing deposits with banks		1,230	673
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	14	79,133	106,997
of which reported at fair value		57,994	85,556
Securities received as collateral, at fair value		50,773	40,219
of which encumbered		27,614	22,521
Trading assets, at fair value	15	157,511	153,895
of which encumbered		43,511	46,650
of which reported from consolidated VIEs		2,164	2,788
Investment securities	16	605	1,004
of which reported at fair value		605	1,004
Other investments	17	5,379	5,634
of which reported at fair value		3,793	3,548
of which reported from consolidated VIEs		1,251	1,412
Net loans	18	300,341	304,025
of which reported at fair value		11,408	12,661
of which encumbered		179	293
of which reported from consolidated VIEs		900	649
allowance for loan losses		(1,535)	(945)
Goodwill	20	3,755	3,960
Other intangible assets	21	237	291
of which reported at fair value		180	244
Brokerage receivables		35,943	35,648
Other assets	22	36,574	37,069
of which reported at fair value		8,373	10,402
of which encumbered		167	217
of which reported from consolidated VIEs		1,858	1,674
of which loans held-for-sale reported at lower of cost and market value (amortized cost base)		650	–
Total assets		809,688	790,459
The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated balance sheets (continued)
end of	Note	2020	2019
Liabilities and equity (CHF million)
Due to banks	24	16,420	16,742
of which reported at fair value		413	322
Customer deposits	24	392,039	384,950
of which reported at fair value		4,343	3,339
of which reported from consolidated VIEs		1	0
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	14	23,944	27,641
of which reported at fair value		13,688	10,823
Obligation to return securities received as collateral, at fair value		50,773	40,219
Trading liabilities, at fair value	15	45,871	38,186
of which reported from consolidated VIEs		10	8
Short-term borrowings		21,308	28,869
of which reported at fair value		10,740	11,333
of which reported from consolidated VIEs		4,178	4,885
Long-term debt	25	160,279	151,000
of which reported at fair value		70,243	69,406
of which reported from consolidated VIEs		1,746	1,671
Brokerage payables		21,655	25,683
Other liabilities	22	30,340	30,406
of which reported at fair value		7,756	7,869
of which reported from consolidated VIEs		207	296
Total liabilities		762,629	743,696
Common shares		4,400	4,400
Additional paid-in capital		46,232	45,774
Retained earnings		15,871	13,492
Accumulated other comprehensive income/(loss)	26	(20,239)	(17,546)
Total shareholders' equity		46,264	46,120
Noncontrolling interests		795	643
Total equity		47,059	46,763

Total liabilities and equity		809,688	790,459

end of	2020	2019
Additional share information
Par value (CHF)	1.00	1.00
Issued shares	4,399,680,200	4,399,680,200
Shares outstanding	4,399,680,200	4,399,680,200
The Bank's total share capital is fully paid and consists of 4,399,680,200 registered shares as of December 31, 2020. Each share is entitled to one vote. The Bank has no warrants on its own shares outstanding.

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated statements of changes in equity
	Attributable to shareholders
	Common shares	Additional paid-in capital	Retained earnings	Treasury shares, at cost	[1]	AOCI	Total share- holders' equity	Non- controlling interests	Total equity
2020 (CHF million)
Balance at beginning of period	4,400	45,774	13,492	0		(17,546)	46,120	643	46,763
Purchase of subsidiary shares from non- controlling interests, not changing ownership [2,3]	–	–	–	–		–	–	(20)	(20)
Sale of subsidiary shares to noncontrolling interests, not changing ownership [3]	–	–	–	–		–	–	19	19
Net income/(loss)	–	–	2,511	–		–	2,511	3	2,514
Cumulative effect of accounting changes, net of tax	–	–	(132)	–		–	(132)	–	(132)
Total other comprehensive income/(loss), net of tax	–	–	–	–		(2,693)	(2,693)	(58)	(2,751)
Share-based compensation, net of tax	–	494	–	–		–	494	–	494
Dividends on share-based compensation, net of tax	–	(41)	–	–		–	(41)	–	(41)
Dividends paid	–	(10)	–	–		–	(10)	–	(10)
Changes in scope of consolidation, net	–	–	–	–		–	–	198	198
Other	–	15	–	–		–	15	10	25
Balance at end of period	4,400	46,232	15,871	0		(20,239)	46,264	795	47,059
2019 (CHF million)
Balance at beginning of period	4,400	45,557	10,179	0		(14,840)	45,296	698	45,994
Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	–	–	–		–	–	(103)	(103)
Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–	–	–		–	–	68	68
Net income/(loss)	–	–	3,081	–		–	3,081	14	3,095
Cumulative effect of accounting changes, net of tax	–	–	242	–		(64)	178	–	178
Total other comprehensive income/(loss), net of tax	–	–	–	–		(2,642)	(2,642)	(7)	(2,649)
Share-based compensation, net of tax	–	254	–	–		–	254	–	254
Dividends on share-based compensation, net of tax	–	(35)	–	–		–	(35)	–	(35)
Dividends paid	–	–	(10)	–		–	(10)	(1)	(11)
Changes in scope of consolidation, net	–	–	–	–		–	–	(4)	(4)
Other	–	(2)	–	–		–	(2)	(22)	(24)
Balance at end of period	4,400	45,774	13,492	0		(17,546)	46,120	643	46,763
1 Reflects Credit Suisse Group shares which are reported as treasury shares. Those shares are held to economically hedge share award obligations.
2 Distributions to owners in funds include the return of original capital invested and any related dividends.
3 Transactions with and without ownership changes related to fund activity are all displayed under "not changing ownership".
The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated statements of changes in equity (continued)
	Attributable to shareholders
	Common shares/ participa- tion secu- rities	Additional paid-in capital	Retained earnings	Treasury shares, at cost	AOCI	Total share- holders' equity	Non- controlling interests	Total equity
2018 (CHF million)
Balance at beginning of period	4,400	45,718	8,484	0	(15,932)	42,670	880	43,550
Purchase of subsidiary shares from non- controlling interests, changing ownership	–	(1)	–	–	–	(1)	(4)	(5)
Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	–	–	–	–	–	(70)	(70)
Sale of subsidiary shares to noncontrolling interests, changing ownership	–	2	–	–	–	2	(2)	–
Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–	–	–	–	–	30	30
Net income/(loss)	–	–	1,729	–	–	1,729	(7)	1,722
Cumulative effect of accounting changes, net of tax	–	–	(24)	–	(21)	(45)	–	(45)
Total other comprehensive income/(loss), net of tax	–	–	–	–	1,113	1,113	4	1,117
Share-based compensation, net of tax	–	(140)	–	–	–	(140)	–	(140)
Dividends on share-based compensation, net of tax	–	(22)	–	–	–	(22)	–	(22)
Dividends paid	–	–	(10)	–	–	(10)	(5)	(15)
Changes in scope of consolidation, net	–	–	–	–	–	–	(128)	(128)
Balance at end of period	4,400	45,557	10,179	0	(14,840)	45,296	698	45,994
The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated statements of cash flows
in	2020	2019	2018
Operating activities (CHF million)
Net income	2,514	3,095	1,722
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities (CHF million)
Impairment, depreciation and amortization	1,196	1,134	844
Provision for credit losses	1,092	324	245
Deferred tax provision/(benefit)	358	616	592
Valuation adjustments relating to long-term debt	2,706	10,193	(4,737)
Share of net income/(loss) from equity method investments	(120)	(78)	(107)
Trading assets and liabilities, net	(7,071)	(27,700)	25,511
(Increase)/decrease in other assets	(7,221)	2,956	3,519
Increase/(decrease) in other liabilities	487	(6,461)	(14,228)
Other, net	(104)	(2,497)	(827)
Total adjustments	(8,677)	(21,513)	10,812
Net cash provided by/(used in) operating activities	(6,163)	(18,418)	12,534
Investing activities (CHF million)
(Increase)/decrease in interest-bearing deposits with banks	(520)	411	(364)
(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	19,219	8,386	(1,372)
Purchase of investment securities	(402)	(557)	(683)
Proceeds from sale of investment securities	629	6	255
Maturities of investment securities	184	1,007	567
Investments in subsidiaries and other investments	(210)	(284)	(546)
Proceeds from sale of other investments	677	1,133	1,770
(Increase)/decrease in loans	(6,979)	(17,309)	(13,701)
Proceeds from sales of loans	3,860	4,612	5,981
Capital expenditures for premises and equipment and other intangible assets	(1,044)	(1,133)	(989)
Proceeds from sale of premises and equipment and other intangible assets	45	30	80
Other, net	113	537	342
Net cash provided by/(used in) investing activities	15,572	(3,161)	(8,660)
The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated statements of cash flows (continued)
in	2020	2019	2018
Financing activities (CHF million)
Increase/(decrease) in due to banks and customer deposits	21,335	24,684	2,006
Increase/(decrease) in short-term borrowings	(5,290)	6,911	(2,985)
Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(1,469)	3,491	(2,052)
Issuances of long-term debt	57,641	34,911	33,308
Repayments of long-term debt	(42,768)	(46,290)	(43,858)
Dividends paid	(10)	(11)	(15)
Other, net	934	208	(494)
Net cash provided by/(used in) financing activities	30,373	23,904	(14,090)
Effect of exchange rate changes on cash and due from banks (CHF million)
Effect of exchange rate changes on cash and due from banks	(2,619)	(595)	20
Net increase/(decrease) in cash and due from banks (CHF million)
Net increase/(decrease) in cash and due from banks	37,163	1,730	(10,196)

Cash and due from banks at beginning of period [1]	101,044	99,314	109,510
Cash and due from banks at end of period [1]	138,207	101,044	99,314
1 Includes restricted cash.
Supplemental cash flow information
in	2020	2019	2018
Cash paid for income taxes and interest (CHF million)
Cash paid for income taxes	735	706	666
Cash paid for interest	8,126	13,015	12,524
Assets and liabilities sold in business divestitures (CHF million)
Assets sold	0	38	0
Liabilities sold	0	8	0
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
> Refer to “Note 4 – Segment information” in VI – Consolidated financial statements – Credit Suisse Group for further information.
Net revenues and income/(loss) before taxes
in	2020	2019	2018
Net revenues (CHF million)
Swiss Universal Bank	5,615	5,905	5,443
International Wealth Management	4,837	5,816	5,320
Asia Pacific	3,155	3,029	2,759
Investment Bank	9,098	8,161	8,004
Adjustments [1]	(202)	(225)	(706)
Net revenues	22,503	22,686	20,820
Income/(loss) before taxes (CHF million)
Swiss Universal Bank	2,104	2,573	1,991
International Wealth Management	1,052	2,065	1,610
Asia Pacific	828	922	632
Investment Bank	1,655	1,026	818
Adjustments [1]	(2,428)	(2,193)	(2,195)
Income before taxes	3,211	4,393	2,856
1
Adjustments represent certain consolidating entries and balances, including those relating to items that are managed but are not legally owned by the Bank and vice versa, and certain revenues and expenses that were not allocated to the segments, including such items relating to the Asset Resolution Unit.

Total assets
end of	2020	2019
Total assets (CHF million)
Swiss Universal Bank	261,465	249,829
International Wealth Management	95,206	91,277
Asia Pacific	67,356	73,719
Investment Bank	270,488	266,257
Adjustments [1]	115,173	109,377
Total assets	809,688	790,459
1
Adjustments represent certain consolidating entries and balances, including those relating to items that are managed but are not legally owned by the Bank and vice versa, and certain revenues and expenses that were not allocated to the segments, including such items relating to the Asset Resolution Unit.

Net revenues and income/(loss) before taxes by geographical location
in	2020	2019	2018
Net revenues (CHF million)
Switzerland	8,659	9,239	8,047
EMEA	3,162	1,244	1,164
Americas	7,765	9,253	8,750
Asia Pacific	2,917	2,950	2,859
Net revenues	22,503	22,686	20,820
Income/(loss) before taxes (CHF million)
Switzerland	2,477	3,259	1,927
EMEA	(847)	(2,574)	(2,520)
Americas	1,419	3,348	3,344
Asia Pacific	162	360	105
Income before taxes	3,211	4,393	2,856
The designation of net revenues and income/(loss) before taxes is based on the location of the office recording the transactions. This presentation does not reflect the way the Bank is managed.
Total assets by geographical location
end of	2020	2019
Total assets (CHF million)
Switzerland	266,095	245,819
EMEA	159,465	145,219
Americas	287,640	305,330
Asia Pacific	96,488	94,091
Total assets	809,688	790,459
The designation of total assets by region is based upon customer domicile.
5 Net interest income
in	2020	2019	2018
Net interest income (CHF million)
Loans	5,694	7,173	6,778
Investment securities	3	9	80
Trading assets	5,816	7,341	7,131
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	1,596	2,926	2,856
Other	769	2,731	2,778
Interest and dividend income	13,878	20,180	19,623
Deposits	(1,107)	(3,055)	(2,291)
Short-term borrowings	(170)	(422)	(370)
Trading liabilities	(2,658)	(3,513)	(3,453)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(908)	(1,669)	(1,877)
Long-term debt	(2,702)	(3,361)	(3,696)
Other	(373)	(1,111)	(811)
Interest expense	(7,918)	(13,131)	(12,498)
Net interest income	5,960	7,049	7,125

6 Commissions and fees
in	2020	2019	2018
Commissions and fees (CHF million)
Lending business	1,612	1,663	1,902
Investment and portfolio management	3,087	3,295	3,415
Other securities business	73	89	83
Fiduciary business	3,160	3,384	3,498
Underwriting	2,348	1,602	1,735
Brokerage	3,246	2,900	2,797
Underwriting and brokerage	5,594	4,502	4,532
Other services	1,484	1,522	1,810
Commissions and fees	11,850	11,071	11,742
7 Trading revenues
in	2020	2019	2018
Trading revenues (CHF million)
Interest rate products	(91)	67	759
Foreign exchange products	2,482	656	372
Equity/index-related products	387	1,146	(481)
Credit products	192	(513)	(97)
Commodity and energy products	132	144	102
Other products	76	273	(199)
Trading revenues	3,178	1,773	456
Represents revenues on a product basis which are not representative of business results within segments, as segment results utilize financial instruments across various product types.
> Refer to “Note 7 – Trading revenues” in VI – Consolidated financial statements – Credit Suisse Group for further information.
8 Other revenues
in	2020	2019	2018
Other revenues (CHF million)
Loans held-for-sale	(34)	(14)	(4)
Long-lived assets held-for-sale	26	252	39
Equity method investments	(255)	230	221
Other investments	769	1,142	335
Other	1,009	1,183	906
Other revenues	1,515	2,793	1,497
> Refer to “Note 8 – Other revenues” and “Note 18 – Other investments” in VI – Consolidated financial statements – Credit Suisse Group for further information.
9 Provision for credit losses
in	2020	2019	2018
Provision for credit losses (CHF million)
Loans held at amortized cost	863	284	201
Other financial assets held at amortized cost	19	11	0
Off-balance sheet credit exposures	210	29	44
Provision for credit losses	1,092	324	245
10 Compensation and benefits
in	2020	2019	2018
Compensation and benefits (CHF million)
Salaries and variable compensation	7,521	7,733	7,449
Social security	559	554	567
Other [1]	780	818	848
Compensation and benefits	8,860	9,105	8,864
1
Includes pension-related expenses of CHF 503 million, CHF 502 million and CHF 533 million in 2020, 2019 and 2018, respectively, relating to service costs for defined benefit pension plans and employer contributions for defined contribution pension plans.

11 General and administrative expenses
in	2020	2019	2018
General and administrative expenses (CHF million)
Occupancy expenses	883	990	855
IT, machinery and equipment	1,129	1,066	926
Provisions and losses	1,253	639	433
Travel and entertainment	134	303	310
Professional services	3,025	3,132	2,991
Amortization and impairment of other intangible assets	8	10	9
Other [1]	1,530	1,448	1,544
General and administrative expenses	7,962	7,588	7,068
1
Includes pension-related expenses/(credits) of CHF 10 million and CHF 32 million in 2019 and 2018, respectively, relating to certain components of net periodic benefit costs for defined benefit plans.

12 Restructuring expenses
In connection with the key strategic growth initiatives announced in July 2020, restructuring expenses of CHF  122 million were recognized in 2020.
> Refer to “Note 12 – Restructuring expenses” in VI – Consolidated financial statements – Credit Suisse Group for further information.
Restructuring expenses by type
in	2020	2019	2018
Restructuring expenses by type (CHF million)
Compensation and benefits-related expenses	102	–	233
of which severance expenses	66	–	157
of which accelerated deferred compensation	36	–	76
General and administrative-related expenses	20	–	295
of which pension expenses	8	–	0
Total restructuring expenses	122	–	528
Restructuring liabilities
	2020			2019					2018
in	Compen- sation and benefits	General and administrative expenses	Total	Compen- sation and benefits		General and administrative expenses		Total	Compen- sation and benefits	General and administrative expenses	Total
Restructuring liabilities (CHF million)
Balance at beginning of period	–	–	–	152		190		342	191	110	301
Net additional charges [1]	66	6	72	–		–		–	157	216	373
Reclassifications	–	–	–	(152)	[2]	(190)	[3]	(342)	–	–	–
Utilization	(19)	(4)	(23)	–		–		–	(196)	(136)	(332)
Balance at end of period	47	2	49	–		–		–	152	190	342
1
The following items for which expense accretion was accelerated in 2020 and 2018 due to the restructuring of the Bank are not included in the restructuring provision: unsettled share-based compensation of CHF 25 million and CHF 55 million, respectively; unsettled pension obligations of CHF 8 million and CHF 0 million, respectively, which remain classified as pension provisions; unsettled cash-based deferred compensation of CHF 11 million and CHF 21 million, respectively, which remain classified as compensation liabilities; and accelerated accumulated depreciation and impairment of CHF 6 million and CHF 79 million, respectively, which remain classified as premises and equipment. The settlement date for the unsettled share-based compensation remains unchanged at three years.

2 In 2019, CHF 97 million was transferred to litigation provisions and CHF 55 million was transferred to other liabilities.
3 In 2019, CHF 167 million was transferred to right-of-use assets in accordance with ASU 2016-02 and CHF 23 million to other liabilities.

13 Revenue from contracts with customers
> Refer to “Note 14 – Revenue from contracts with customers” in VI – Consolidated financial statements – Credit Suisse Group for further information.
Contracts with customers and disaggregation of revenues
in	2020	2019	2018
Contracts with customers (CHF million)
Investment and portfolio management	3,087	3,295	3,415
Other securities business	73	89	83
Underwriting	2,348	1,602	1,735
Brokerage	3,243	2,898	2,812
Other services	1,566	1,611	1,949
Total revenues from contracts with customers	10,317	9,495	9,994
The table above differs from “Note 6 – Commissions and fees” as it includes only those contracts with customers that are in scope of ASC Topic 606 – Revenue from Contracts with Customers.
Contract balances
end of	2020	2019
Contract balances (CHF million)
Contract receivables	993	886
Contract liabilities	48	53
Contract balances
in	4Q20	3Q20	2Q20	1Q20
Revenue recognized (CHF million)
Revenue recognized in the reporting period included in the contract liabilities balance at the beginning of period	7	12	12	11
The Bank’s contract terms are generally such that they do not result in any contract assets.
There were no material net impairment losses on contract receivables in 2020, 2019 or 2018. The Bank did not recognize any revenues in the reporting period from performance obligations satisfied in previous periods.
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

14 Securities borrowed, lent and subject to repurchase agreements
end of	2020	2019
Securities borrowed or purchased under agreements to resell (CHF million)
Central bank funds sold and securities purchased under resale agreements	53,910	78,835
Deposits paid for securities borrowed	25,223	28,162
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	79,133	106,997
Securities lent or sold under agreements to repurchase (CHF million)
Central bank funds purchased and securities sold under repurchase agreements	19,829	21,849
Deposits received for securities lent	4,115	5,792
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	23,944	27,641
> Refer to “Note 15 – Securities borrowed, lent and subject to repurchase agreements” in VI – Consolidated financial statements – Credit Suisse Group for further information.
15 Trading assets and liabilities
end of	2020	2019
Trading assets (CHF million)
Debt securities	64,532	67,030
Equity securities	63,273	64,604
Derivative instruments [1]	25,531	17,730
Other	4,175	4,531
Trading assets	157,511	153,895
Trading liabilities (CHF million)
Short positions	28,126	24,714
Derivative instruments [1]	17,745	13,472
Trading liabilities	45,871	38,186
1 Amounts shown after counterparty and cash collateral netting.
end of	2020	2019
Cash collateral on derivative instruments – netted (CHF million) [1]
Cash collateral paid	26,885	20,739
Cash collateral received	16,795	14,633
Cash collateral on derivative instruments – not netted (CHF million) [2]
Cash collateral paid	7,741	4,570
Cash collateral received	7,831	7,457
1 Recorded as cash collateral netting on derivative instruments in Note 27 – Offsetting of financial assets and financial liabilities.
2 Recorded as cash collateral on derivative instruments in Note 22 – Other assets and other liabilities.
16 Investment securities
end of	2020	2019
Investment securities (CHF million)
Debt securities available-for-sale	605	1,004
Total investment securities	605	1,004
Investment securities by type
	2020				2019
end of	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Investment securities by type (CHF million)
Swiss federal, cantonal or local government entities	1	0	0	1	0	0	0	0
Foreign governments	0	0	0	0	163	8	0	171
Corporate debt securities	594	10	0	604	807	28	2	833
Debt securities available-for-sale	595	10	0	605	970	36	2	1,004

Gross unrealized losses on debt securities and related fair value
	Less than 12 months		12 months or more		Total
end of	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
2019 (CHF million)
Corporate debt securities	204	2	0	0	204	2
Debt securities available-for-sale	204	2	0	0	204	2
Proceeds from sales, realized gains and realized losses from debt securities available-for-sale
in	2020	2019	2018
Sales of debt securities available-for-sale (CHF million)
Proceeds from sales	629	6	255
Realized gains	42	0	8
Amortized cost, fair value and average yield of debt securities
end of	Amortized cost	Fair value	Average yield (in %)
2020 (CHF million, except where indicated)
Due within 1 year	149	149	0.26
Due from 5 to 10 years	446	456	(0.01)
Debt securities available-for-sale	595	605	0.05
Allowance for credit losses on debt securities available-for-sale
> Refer to “Note 17 – Investment securities” in VI – Consolidated financial statements – Credit Suisse Group for further information on allowance for credit losses on debt securities available for sale.
As of the end of 2020, the Bank had no allowance for credit losses on debt securities available-for-sale.
17 Other investments
end of	2020	2019
Other investments (CHF million)
Equity method investments	2,624	2,361
Equity securities (without a readily determinable fair value) [1]	1,776	2,145
of which at net asset value	111	407
of which at measurement alternative	357	272
of which at fair value	1,278	1,434
of which at cost less impairment	30	32
Real estate held-for-investment [2]	59	76
Life finance instruments [3]	920	1,052
Total other investments	5,379	5,634
1
Includes private equity, hedge funds and restricted stock investments as well as certain investments in non-marketable mutual funds for which the Bank has neither significant influence nor control over the investee.

2
As of the end of 2020 and 2019, real estate held for investment included foreclosed or repossessed real estate of CHF  16 million and CHF  24 million, respectively, of which CHF  13 million and CHF  10 million, respectively, were related to residential real estate.

3 Includes single premium immediate annuity contracts.
Accumulated depreciation related to real estate held-for-investment amounted to CHF  31 million, CHF  29 million and CHF  27 million for 2020, 2019 and 2018, respectively.
An impairment of CHF  1 million was recorded on real estate held-for-investments in 2020. No impairments were recorded on real estate held-for-investments in 2019 and 2018, respectively.
Equity securities at measurement alternative
in / end of	2020	Cumulative	2019
Impairments and adjustments (CHF million)
Impairments and downward adjustments	(17)	(25)	(1)
Upward adjustments	137	147	11
> Refer to “Note 36 – Financial instruments” for further information on such investments and “Note 18 – Other investments” in VI – Consolidated financial statements – Credit Suisse Group for further information.

18 Loans
> Refer to “Note 19 – Loans” in VI – Consolidated financial statements – Credit Suisse Group for further information.
Loans
end of	2020	2019
Loans (CHF million)
Mortgages [1]	111,270	109,671
Loans collateralized by securities [1]	51,789	56,425
Consumer finance	4,888	4,401
Consumer	167,947	170,497
Real estate	29,045	29,220
Commercial and industrial loans [1]	74,700	74,094
Financial institutions	26,901	27,013
Governments and public institutions	3,378	4,262
Corporate & institutional	134,024	134,589
Gross loans	301,971	305,086
of which held at amortized cost	290,563	292,425
of which held at fair value	11,408	12,661
Net (unearned income)/deferred expenses	(95)	(116)
Allowance for credit losses	(1,535)	(945)
Net loans	300,341	304,025
Gross loans by location
Switzerland	176,312	169,671
Foreign	125,659	135,415
Gross loans	301,971	305,086
Impaired loans
Non-performing loans	1,666	1,250
Non-interest-earning loans	363	248
Non-accrual loans	2,029	1,498
Restructured loans	313	350
Potential problem loans	843	266
Other impaired loans	1,156	616
Gross impaired loans [2]	3,185	2,114
1
Certain corporate & institutional loans have been reclassified to consumer loans following the application of a look-through approach with regard to beneficial owners. The prior period has been reclassified to conform to the current presentation.

2
As of December 31, 2020 and 2019, CHF  180 million and CHF  208 million, respectively, were related to consumer mortgages secured by residential real estate for which formal foreclosure proceedings according to local requirements of the applicable jurisdiction were in process.

> Refer to “Loans” in Note 1 – Summary of significant accounting policies in VI – Consolidated financial statements – Credit Suisse Group for further information on categories of impaired loans.
> Refer to “Note 19 – Financial instruments measured at amortized cost and credit losses” for further information on loans held at amortized cost.

19 Financial instruments measured at amortized cost and credit losses
> Refer to “Note 20 – Financial instruments measured at amortized cost and credit losses” in VI – Consolidated financial statements – Credit Suisse Group for further information on loans held at amortized cost.
Overview of financial instruments measured at amortized cost – by balance sheet position
end of	Amortized cost basis	[1]	Allowance for credit losses	Net carrying value
2020 (CHF million)
Cash and due from banks	137,683		(1)	137,682
Interest-bearing deposits with banks	1,235	[2]	(5)	1,230
Securities purchased under resale agreements and securities borrowing transactions	21,139		0	21,139
Loans	290,468	[2,3]	(1,535)	288,933
Brokerage receivables	35,944	[2]	(1)	35,943
Other assets	15,540		(41)	15,499
Total	502,009		(1,583)	500,426
1 Net of unearned income/deferred expenses, as applicable.
2
Excludes accrued interest for credit losses in the total amount of CHF 351 million, with no related allowance for credit losses. Of the accrued interest balance, CHF 1 million relates to interest-bearing deposits with banks, CHF 334 million to loans and CHF 16 million to brokerage receivables. These accrued interest balances are reported in other assets.

3 Includes endangered interest of CHF 87 million on non-accrual loans which are reported as part of the loans' amortized cost balance.
Allowance for credit losses
> Refer to “Note 20 – Financial instruments measured at amortized cost and credit losses” in VI – Consolidated financial statements – Credit Suisse Group for further information on estimating expected credit losses.
Loans held at amortized cost
Allowance for credit losses – loans held at amortized cost
	2020				2019			[1]	2018			[1]
	Consumer	Corporate & institutional	Total		Consumer	Corporate & institutional	Total		Consumer	Corporate & institutional	Total
Allowance for credit losses (CHF million)
Balance at beginning of period	241	807	1,048	[2]	187	714	901		220	661	881
Current-period provision for expected credit losses	191	709	900		63	221	284		19	182	201
of which methodology changes	0	(19)	(19)		–	–	–		–	–	–
of which provisions for interest [3]	22	15	37		–	–	–		–	–	–
Gross write-offs	(87)	(238)	(325)		(86)	(213)	(299)		(85)	(184)	(269)
Recoveries	8	5	13		9	16	25		21	37	58
Net write-offs	(79)	(233)	(312)		(77)	(197)	(274)		(64)	(147)	(211)
Provisions for interest [3]	–	–	–		14	28	42		11	19	30
Foreign currency translation impact and other adjustments, net	(35)	(66)	(101)		(1)	(7)	(8)		1	(1)	0
Balance at end of period	318	1,217	1,535		186	759	945		187	714	901
of which individually evaluated	230	635	865		145	463	608		146	461	607
of which collectively evaluated	88	582	670		41	296	337		41	253	294
1 Measured under the previous accounting guidance (incurred loss model).
2
Includes a net impact of CHF 103 million from the adoption of the new CECL guidance and the related election of the fair value option for certain loans on January 1, 2020, of which CHF 55 million reflected in consumer loans and CHF 48 million in corporate & institutional loans.

3 Represents the current-period net provision for accrued interest on non-accrual loans and lease financing transactions which is recognized as a reversal of interest income.

> Refer to “Note 20 – Financial instruments measured at amortized cost and credit losses” in VI – Consolidated financial statements – Credit Suisse Group for further information on the Bank’s gross write-offs.
Purchases, reclassifications and sales – loans held at amortized cost
	2020			2019			2018
in	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total
CHF million
Purchases [1]	45	2,756	2,801	18	2,478	2,496	0	2,163	2,163
Reclassifications from loans held-for-sale [2]	0	6	6	0	11	11	0	1	1
Reclassifications to loans held-for-sale [3]	18	2,007	2,025	0	3,138	3,138	1	2,351	2,352
Sales [3]	18	1,626	1,644	0	3,001	3,001	1	2,267	2,268
1 Includes drawdowns under purchased loan commitments.
2 Includes loans previously reclassified to held-for-sale that were not sold and were reclassified back to loans held-to-maturity.
3 All loans held at amortized cost which are sold are reclassified to loans held-for-sale on or prior to the date of the sale.
Other financial assets
Allowance for credit losses – other financial assets held at amortized cost
2020
CHF million
Balance at beginning of period	43
Current-period provision for expected credit losses	19
Gross write-offs	(12)
Recoveries	2
Net write-offs	(10)
Foreign currency translation impact and other adjustments, net	(4)
Balance at end of period	48
of which individually evaluated	15
of which collectively evaluated	33
Credit quality information
Credit quality of loans held at amortized cost
The following table presents the Bank’s carrying value of loans held at amortized cost by aggregated internal counterparty credit ratings investment grade and non-investment grade that are used as credit quality indicators for the purpose of this disclosure, by year of origination.

Consumer loans held at amortized cost by internal counterparty rating
	Investment grade	Non-investment grade
end of	AAA to BBB	BB to C	D	Total
2020 (CHF million)
Mortgages
2020	18,765	1,664	3	20,432
2019	14,072	1,511	26	15,609
2018	10,242	932	58	11,232
2017	7,087	857	44	7,988
2016	10,951	914	76	11,941
Prior years	39,918	2,854	216	42,988
Total term loans	101,035	8,732	423	110,190
Revolving loans	528	548	4	1,080
Total	101,563	9,280	427	111,270
Loans collateralized by securities
2020	1,682	1,547	149	3,378
2019	1,019	324	0	1,343
2018	499	64	0	563
2017	61	41	0	102
2016	200	127	0	327
Prior years	563	622	0	1,185
Total term loans	4,024	2,725	149	6,898
Revolving loans [1]	41,749	3,038	104	44,891
Total	45,773	5,763	253	51,789
Consumer finance
2020	1,297	903	5	2,205
2019	519	505	22	1,046
2018	279	237	23	539
2017	81	154	17	252
2016	16	57	10	83
Prior years	48	92	41	181
Total term loans	2,240	1,948	118	4,306
Revolving loans	328	88	81	497
Total	2,568	2,036	199	4,803
Consumer – total
2020	21,744	4,114	157	26,015
2019	15,610	2,340	48	17,998
2018	11,020	1,233	81	12,334
2017	7,229	1,052	61	8,342
2016	11,167	1,098	86	12,351
Prior years	40,529	3,568	257	44,354
Total term loans	107,299	13,405	690	121,394
Revolving loans	42,605	3,674	189	46,468
Total	149,904	17,079	879	167,862
1 Lombard loans are generally classified as revolving loans.

Corporate & institutional loans held at amortized cost by internal counterparty rating
	Investment grade	Non-investment grade
end of	AAA to BBB	BB to C	D	Total
2020 (CHF million)
Real estate
2020	6,054	2,792	106	8,952
2019	2,902	1,611	0	4,513
2018	1,849	1,133	24	3,006
2017	1,033	346	72	1,451
2016	1,591	285	25	1,901
Prior years	5,982	1,105	33	7,120
Total term loans	19,411	7,272	260	26,943
Revolving loans	1,027	172	69	1,268
Total	20,438	7,444	329	28,211
Commercial and industrial loans
2020	7,724	11,621	310	19,655
2019	3,851	6,411	133	10,395
2018	1,781	4,321	247	6,349
2017	964	1,981	60	3,005
2016	809	1,248	22	2,079
Prior years	2,830	3,837	116	6,783
Total term loans	17,959	29,419	888	48,266
Revolving loans	12,913	8,908	464	22,285
Total	30,872	38,327	1,352	70,551
Financial institutions
2020	3,386	697	43	4,126
2019	1,973	132	39	2,144
2018	960	432	9	1,401
2017	97	92	0	189
2016	37	102	20	159
Prior years	288	38	2	328
Total term loans	6,741	1,493	113	8,347
Revolving loans	5,718	419	1	6,138
Total	12,459	1,912	114	14,485
Governments and public institutions
2020	174	33	0	207
2019	135	20	10	165
2018	80	0	0	80
2017	35	0	0	35
2016	74	1	0	75
Prior years	388	41	0	429
Total term loans	886	95	10	991
Revolving loans	19	0	0	19
Total	905	95	10	1,010
Corporate & institutional – total
2020	17,338	15,143	459	32,940
2019	8,861	8,174	182	17,217
2018	4,670	5,886	280	10,836
2017	2,129	2,419	132	4,680
2016	2,511	1,636	67	4,214
Prior years	9,488	5,021	151	14,660
Total term loans	44,997	38,279	1,271	84,547
Revolving loans	19,677	9,499	534	29,710
Total	64,674	47,778	1,805	114,257

Total loans held at amortized cost by internal counterparty rating
	Investment grade	Non-investment grade
end of	AAA to BBB	BB to C	D	Total
2020 (CHF million)
Loans held at amortized cost – total
2020	39,082	19,257	616	58,955
2019	24,471	10,514	230	35,215
2018	15,690	7,119	361	23,170
2017	9,358	3,471	193	13,022
2016	13,678	2,734	153	16,565
Prior years	50,017	8,589	408	59,014
Total term loans	152,296	51,684	1,961	205,941
Revolving loans	62,282	13,173	723	76,178
Total loans to third parties	214,578	64,857	2,684	282,119
Total loans to entities under common control	8,444	0	0	8,444
Total	223,022	64,857	2,684	290,563	[1]
1 Excludes accrued interest on loans held at amortized cost of CHF 334 million.
2019 Gross loans held at amortized cost by internal counterparty rating
	Investment grade	Non-investment grade
end of	AAA to BBB	BB to C	D	Total
2019 (CHF million)
Mortgages [1]	99,677	9,629	365	109,671
Loans collateralized by securities [1]	50,766	5,531	128	56,425
Consumer finance	1,527	2,677	167	4,371
Consumer	151,970	17,837	660	170,467
Real estate	20,524	7,674	125	28,323
Commercial and industrial loans [1]	30,703	38,522	1,096	70,321
Financial institutions	19,912	2,122	47	22,081
Governments and public institutions	1,166	67	0	1,233
Corporate & institutional	72,305	48,385	1,268	121,958
Gross loans held at amortized cost	224,275	66,222	1,928	292,425
1
Certain corporate & institutional loans have been reclassified to consumer loans following the application of a look-through approach with regard to beneficial owners. The prior period has been reclassified to conform to the current presentation.

Credit quality of other financial assets held at amortized cost
The following table presents the Bank’s carrying value of other financial assets held at amortized cost by aggregated internal counterparty credit ratings investment grade and non-investment grade, by year of origination.
Other financial assets held at amortized cost by internal counterparty rating
	Investment grade	Non-investment grade
end of	AAA to BBB	BB to C	D	Total
2020 (CHF million)
Other financial assets held at amortized cost
2018	0	70	0	70
2017	0	2	0	2
2016	0	4	0	4
Total term positions	0	76	0	76
Revolving positions	0	934	0	934
Total	0	1,010	0	1,010
Includes primarily mortgage servicing advances and failed purchases.

Past due financial assets
Loans held at amortized cost – past due
	Current	Past due
end of		Up to 30 days	31–60 days	61–90 days	More than 90 days	Total	Total
2020 (CHF million)
Mortgages	110,747	63	68	34	358	523	111,270
Loans collateralized by securities	51,668	17	0	0	104	121	51,789
Consumer finance	4,361	156	68	47	171	442	4,803
Consumer	166,776	236	136	81	633	1,086	167,862
Real estate	28,070	50	3	11	77	141	28,211
Commercial and industrial loans	69,060	630	54	137	670	1,491	70,551
Financial institutions	14,311	41	15	72	46	174	14,485
Governments and public institutions	969	37	4	0	0	41	1,010
Corporate & institutional	112,410	758	76	220	793	1,847	114,257
Total loans to third parties	279,186	994	212	301	1,426	2,933	282,119
Total loans to entities under common control	8,444	0	0	0	0	0	8,444
Total loans held at amortized cost	287,630	994	212	301	1,426	2,933	290,563	[1]
2019 (CHF million)
Mortgages [2]	109,279	83	16	9	284	392	109,671
Loans collateralized by securities [2]	56,287	79	0	2	57	138	56,425
Consumer finance	3,826	283	61	43	158	545	4,371
Consumer	169,392	445	77	54	499	1,075	170,467
Real estate	28,094	95	10	2	122	229	28,323
Commercial and industrial loans [2]	69,075	528	62	71	585	1,246	70,321
Financial institutions	21,945	85	1	3	47	136	22,081
Governments and public institutions	1,207	26	0	0	0	26	1,233
Corporate & institutional	120,321	734	73	76	754	1,637	121,958
Total loans held at amortized cost	289,713	1,179	150	130	1,253	2,712	292,425
1 Excludes accrued interest on loans held at amortized cost of CHF 334 million.
2
Certain corporate & institutional loans have been reclassified to consumer loans following the application of a look-through approach with regard to beneficial owners. The prior period has been reclassified to conform to the current presentation.

As of December 31, 2020, the Bank did not have any loans that were more than 90 days past due and still accruing interest. Also, the Bank did not have any other financial assets held at amortized cost that were past due.

Non-accrual financial assets
Non-accrual loans held at amortized cost
	2020
	Amortized cost of non-accrual assets at beginning of period	Amortized cost of non-accrual assets at end of period	Interest income recognized	Amortized cost of non-accrual assets with no specific allowance at end of period
CHF million
Mortgages	337	418	3	60
Loans collateralized by securities	122	105	1	0
Consumer finance	168	201	3	1
Consumer	627	724	7	61
Real estate	155	324	8	27
Commercial and industrial loans	670	913	38	4
Financial institutions	46	68	0	8
Corporate & institutional	871	1,305	46	39
Total loans held at amortized cost	1,498	2,029	53	100
Collateral-dependent financial assets
> Refer to “Note 20 – Financial instruments measured at amortized cost and credit losses” in VI – Consolidated financial statements – Credit Suisse Group for further information on the Bank’s collateral-dependent financial assets.
Troubled debt restructurings and modifications
Restructured financing receivables held at amortized cost
	2020			2019			2018
in	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification
CHF million, except where indicated
Mortgages	0	0	0	1	7	7	5	29	29
Loans collateralized by securities	3	165	165	0	0	0	0	0	0
Commercial and industrial loans	17	127	95	25	172	161	13	182	160
Total loans	20	292	260	26	179	168	18	211	189
Restructured financing receivables held at amortized cost that defaulted within 12 months from restructuring
	2020		2019		2018
in	Number of contracts	Recorded investment	Number of contracts	Recorded investment	Number of contracts	Recorded investment
CHF million, except where indicated
Mortgages	0	0	1	13	1	8
Commercial and industrial loans	4	13	1	2	8	76
Total loans	4	13	2	15	9	84
In 2020, the loan modifications of the Bank included waivers of interest, principal or other claims, extended loan repayment terms, including postponed or reduced loan amortizations, extended pay-back period or maturity date, partly in combination with changes in covenants.

As of December 31, 2020 and 2019, the Bank did not have any commitments to lend additional funds to debtors whose loan terms had been modified in troubled debt restructurings.
20 Goodwill
2020	Swiss Universal Bank	International Wealth Management	Asia Pacific	Investment Bank	Bank	[1]
Gross amount of goodwill (CHF million)
Balance at beginning of period	589	1,481	986	4,783	7,851
Goodwill acquired during the year	0	9	98	24	131
Foreign currency translation impact	(30)	(113)	(68)	(73)	(284)
Other	(2)	(39)	(11)	0	(52)
Balance at end of period	557	1,338	1,005	4,734	7,646
Accumulated impairment (CHF million)
Balance at beginning of period	0	0	0	3,879	3,891
Balance at end of period	0	0	0	3,879	3,891
Net book value (CHF million)
Net book value	557	1,338	1,005	855	3,755
2019
Gross amount of goodwill (CHF million)
Balance at beginning of period	597	1,531	1,009	4,798	7,947
Foreign currency translation impact	(5)	(22)	(13)	(15)	(55)
Other	(3)	(28)	(10)	0	(41)
Balance at end of period	589	1,481	986	4,783	7,851
Accumulated impairment (CHF million)
Balance at beginning of period	0	0	0	3,879	3,891
Balance at end of period	0	0	0	3,879	3,891
Net book value (CHF million)
Net book value	589	1,481	986	904	3,960
1
Gross amount of goodwill and accumulated impairment include goodwill of CHF 12 million related to legacy business transferred to the former Strategic Resolution Unit in 4Q15 and fully written off at the time of transfer, in addition to the divisions disclosed.

> Refer to “Note 21 – Goodwill” in VI – Consolidated financial statements – Credit Suisse Group for further information.

21 Other intangible assets
	2020			2019
end of	Gross carrying amount	Accumu- lated amorti- zation	Net carrying amount	Gross carrying amount	Accumu- lated amorti- zation	Net carrying amount
Other intangible assets (CHF million)
Trade names/trademarks	24	(24)	0	27	(26)	1
Client relationships	30	0	30	20	(2)	18
Other	(3)	3	0	(3)	4	1
Total amortizing other intangible assets	51	(21)	30	44	(24)	20
Non-amortizing other intangible assets	207	–	207	271	–	271
of which mortgage servicing rights, at fair value	180	–	180	244	–	244
Total other intangible assets	258	(21)	237	315	(24)	291
Additional information
in	2020	2019	2018
Aggregate amortization and impairment (CHF million)
Aggregate amortization	6	5	8
Impairment	2	5	1
Estimated amortization
Estimated amortization (CHF million)
2021	2
2022	2
2023	2
2024	1
2025	1
22 Other assets and other liabilities
end of	2020	2019
Other assets (CHF million)
Cash collateral on derivative instruments	7,741	4,570
Cash collateral on non-derivative transactions	635	428
Derivative instruments used for hedging	131	183
Assets held-for-sale	7,077	8,971
of which loans [1]	7,046	8,886
allowance for loans held-for-sale	(48)	0
of which real estate [2]	27	38
of which long-lived assets	4	47
Premises, equipment and right-of-use assets	6,213	6,652
Assets held for separate accounts	102	111
Interest and fees receivable	4,397	5,301
Deferred tax assets	3,630	4,337
Prepaid expenses	367	343
of which cloud computing arrangement implementation costs	32	21
Failed purchases	1,451	1,643
Defined benefit pension and post-retirement plan assets	975	1,067
Other	3,855	3,463
Other assets	36,574	37,069
1 Included as of the end of 2020 and 2019 were CHF 262 million and CHF 800 million, respectively, in restricted loans, which represented collateral on secured borrowings.
2
As of the end of 2020 and 2019, real estate held-for-sale included foreclosed or repossessed real estate of CHF 8 million and CHF 9 million, respectively, of which CHF  8 million and CHF 9 million, respectively, were related to residential real estate.

end of	2020	2019
Other liabilities (CHF million)
Cash collateral on derivative instruments	7,831	7,457
Cash collateral on non-derivative transactions	174	516
Derivative instruments used for hedging	45	48
Operating leases liabilities	1,981	2,388
Provisions	2,067	1,171
of which expected credit losses on off-balance sheet credit exposures	311	172
Restructuring liabilities	49	–
Liabilities held for separate accounts	102	111
Interest and fees payable	4,397	5,690
Current tax liabilities	542	658
Deferred tax liabilities	157	167
Failed sales	1,120	936
Defined benefit pension and post-retirement plan liabilities	403	455
Other	11,472	10,809
Other liabilities	30,340	30,406

Premises, equipment and right-of-use assets
end of	2020	2019
Premises and equipment (CHF million)
Buildings and improvements	1,403	1,413
Land	291	294
Leasehold improvements	1,634	1,712
Software	6,663	6,190
Equipment	1,128	1,162
Premises and equipment	11,119	10,771
Accumulated depreciation	(6,761)	(6,359)
Total premises and equipment, net	4,358	4,412
Right-of-use assets (CHF million)
Operating leases	1,855	2,240
Right-of-use assets	1,855	2,240
Total premises, equipment and right-of-use assets	6,213	6,652
Depreciation, amortization and impairment
end of	2020	2019	2018
CHF million
Depreciation on premises and equipment	860	844	745
Impairment on premises and equipment	10	3	8
Amortization and impairment on right-of-use assets	284	279	–
> Refer to “Note 23 – Leases” for further information on right-of-use assets.

23 Leases
> Refer to “Note 24 – Leases” in VI – Consolidated financial statements – Credit Suisse Group for further information.
Lessee arrangements
Lease costs
end of	2020	2019
Lease costs (CHF million)
Operating lease costs	305	324
Variable lease costs	45	37
Sublease income	(87)	(95)
Total lease costs	263	266
During 2020, the Bank entered into one sale-leaseback transaction with a lease term of one year. During 2019, the Bank entered into 4 sale-leaseback transactions with lease terms ranging from 5 to 10 years. During 2018, the Bank entered into one sale-leaseback transaction with a lease term of ten years.
Other information
end of	2020	2019
Other information (CHF million)
Gains/(losses) on sale and leaseback transactions	15	274
Cash paid for amounts included in the measurement of operating lease liabilities recorded in operating cash flows	(340)	(400)
Right-of-use assets obtained in exchange of new operating lease liabilities [1]	32	100
Changes to right-of-use assets due to lease modifications for operating leases	26	214
1 Includes right-of-use assets relating to changes in classification of scope of variable interest entities.
Weighted average remaining lease term and discount rate
end of	2020	2019
Operating leases
Remaining lease term (years)	10.4	10.7
Discount rate (%)	2.9	3.0
Maturities relating to operating lease arrangements
end of	2020	2019
Maturity (CHF million)
Due within 1 year	320	403
Due between 1 and 2 years	299	322
Due between 2 and 3 years	262	306
Due between 3 and 4 years	219	274
Due between 4 and 5 years	190	227
Thereafter	1,054	1,314
Operating lease obligations	2,344	2,846
Future interest payable	(363)	(458)
Operating lease liabilities	1,981	2,388
Lessor arrangements
As of December 31, 2020 and 2019, the Bank had approximately CHF  0.9 billion and CHF  0.8 billion, respectively, of residual value guarantees associated with lessor arrangements.
Net investments
	2020		2019
end of	Sales- type leases	Direct financing leases	Sales- type leases	Direct financing leases
Net investments (CHF million)
Lease receivables	862	2,299	526	2,573
Unguaranteed residual assets	43	188	28	440
Valuation allowances	(6)	(23)	(3)	(15)
Total net investments	899	2,464	551	2,998

Maturities relating to lessor arrangements
	2020			2019
end of 2019	Sales- type leases	Direct financing leases	Operating leases	Sales- type leases	Direct financing leases	Operating leases
Maturity (CHF million)
Due within 1 year	359	755	63	221	917	66
Due between 1 and 2 years	213	620	57	129	689	59
Due between 2 and 3 years	142	514	53	90	550	55
Due between 3 and 4 years	84	402	52	53	391	52
Due between 4 and 5 years	43	125	50	25	136	51
Thereafter	66	48	217	37	110	241
Total	907	2,464	492	555	2,793	524
Future interest receivable	(45)	(165)	–	(29)	(220)	–
Lease receivables	862	2,299	–	526	2,573	–
As of December 31, 2020 and 2019, the Bank had CHF 234 million and CHF  200 million, respectively, of related party operating leases.
Lease income
end of	2020	2019
Lease income (CHF million)
Interest income on sales-type leases	19	13
Interest income on direct financing leases	74	97
Lease income from operating leases	107	119
Variable lease income	0	3
Total lease income	200	232
24 Deposits
	2020				2019
end of	Switzer- land	Foreign	Total		Switzer- land	Foreign	Total
Deposits (CHF million)
Non-interest-bearing demand deposits	3,231	3,097	6,328		2,665	1,745	4,410
Interest-bearing demand deposits	145,296	42,172	187,468		119,193	30,747	149,940
Savings deposits	62,769	8,764	71,533		64,304	46	64,350
Time deposits	27,188	115,942	143,130	[1]	27,847	155,145	182,992	[1]
Total deposits	238,484	169,975	408,459	[2]	214,009	187,683	401,692	[2]
of which due to banks	–	–	16,420		–	–	16,742
of which customer deposits	–	–	392,039		–	–	384,950
The designation of deposits in Switzerland versus foreign deposits is based upon the location of the office where the deposit is recorded.
1
Included CHF 143,041 million and CHF 182,377 million as of December 31, 2020 and 2019, respectively, of the Swiss franc equivalent of individual time deposits greater than USD 100,000 in Switzerland and foreign offices.

2 Not included as of December 31, 2020 and 2019 were CHF 106 million and CHF 116 million, respectively, of overdrawn deposits reclassified as loans.

25 Long-term debt
end of	2020	2019
Long-term debt (CHF million)
Senior	94,768	88,307
Subordinated	63,765	61,022
Non-recourse liabilities from consolidated VIEs	1,746	1,671
Long-term debt	160,279	151,000
of which reported at fair value	70,243	69,406
of which structured notes	47,039	49,435
end of	2020	2019
Structured notes by product (CHF million)
Equity	29,907	31,666
Fixed income	13,882	13,558
Credit	2,881	3,734
Other	369	477
Total structured notes	47,039	49,435
Group-internal funding related to loss-absorbing instruments has been aligned to international standards for internal total loss-absorbing capacity (TLAC) instruments and to the new article 126b of the Swiss Capital Adequacy Ordinance, effective January 1, 2020. Due to this alignment, the bail-in debt instruments issued by Credit Suisse AG to Credit Suisse Group AG and to Credit Suisse Group Funding (Guernsey) Limited, a non-consolidated funding entity, have been permanently subordinated in 2019.
Long-term debt by maturities
end of			2021			2022			2023				2024				2025			Thereafter	Total
Long-term debt (CHF million)
Senior debt
Fixed rate			9,367			4,583			1,892				3,856				2,425			13,957	36,080
Variable rate			13,380			12,615			8,274				4,131				6,117			14,171	58,688
Interest rates (range in %) [1]	0.1	–	4.0	0.1	–	8.2	0.1	–	2.2		0.1	–	3.6		0.1	–	3.5	0.1	–	7.1	–
Subordinated debt
Fixed rate			1,342			7,343			10,464				4,508				9,501			27,162	60,320
Variable rate			881			688			88				1,708				4			76	3,445
Interest rates (range in %) [1]	2.5	–	4.7	0.1	–	7.1	0.6	–	8.0		0.8	–	6.5		0.4	–	7.3	0.7	–	7.2	–
Non-recourse liabilities from consolidated VIEs
Fixed rate			7			128			0				0				208			0	343
Variable rate			9			22			17	[2]			25	[2]			14			1,316	1,403
Interest rates (range in %) [1]	6.7	–	10.3	1.3	–	2.9			–				–				1.9	0.0	–	10.7	–
Total long-term debt			24,986			25,379			20,735				14,228				18,269			56,682	160,279
of which structured notes			12,299			8,788			5,132				3,508				3,956			13,356	47,039
The maturity of perpetual debt is based on the earliest callable date. The maturity of all other debt is based on contractual maturity and includes certain structured notes that have mandatory early redemption features based on stipulated movements in markets or the occurrence of a market event. Within this population there are approximately CHF 3.4 billion of such notes with a contractual maturity of greater than one year that have an observable likelihood of redemption occurring within one year based on a modelling assessment.

1 Excludes structured notes for which fair value has been elected as the related coupons are dependent upon the embedded derivatives and prevailing market conditions at the time each coupon is paid.
2 Reflects equity linked notes, where the payout is not fixed.
> Refer to “Note 26 – Long-term debt” in VI – Consolidated financial statements – Credit Suisse Group for further information.

26 Accumulated other comprehensive income
	Gains/ (losses) on cash flow hedges	Cumulative translation adjustments	Unrealized gains/ (losses) on securities	[1]	Actuarial gains/ (losses)	Net prior service credit/ (cost)	Gains/ (losses) on liabilities relating to credit risk	AOCI
2020 (CHF million)
Balance at beginning of period	28	(14,560)	30		(417)	(7)	(2,620)	(17,546)
Increase/(decrease)	90	(2,974)	(49)		(55)	(4)	(6)	(2,998)
Reclassification adjustments, included in net income/(loss)	87	17	32		12	0	157	305
Total increase/(decrease)	177	(2,957)	(17)		(43)	(4)	151	(2,693)
Balance at end of period	205	(17,517)	13		(460)	(11)	(2,469)	(20,239)
2019 (CHF million)
Balance at beginning of period	(58)	(13,573)	9		(350)	(8)	(860)	(14,840)
Increase/(decrease)	65	(990)	21		(42)	0	(1,931)	(2,877)
Reclassification adjustments, included in net income/(loss)	21	3	0		17	1	193	235
Cumulative effect of accounting changes, net of tax	0	0	0		(42)	0	(22)	(64)
Total increase/(decrease)	86	(987)	21		(67)	1	(1,760)	(2,706)
Balance at end of period	28	(14,560)	30		(417)	(7)	(2,620)	(17,546)
2018 (CHF million)
Balance at beginning of period	(51)	(13,248)	48		(381)	2	(2,302)	(15,932)
Increase/(decrease)	(115)	(344)	(11)		(18)	(10)	1,394	896
Reclassification adjustments, included in net income/(loss)	108	19	(7)		49	0	48	217
Cumulative effect of accounting changes, net of tax	0	0	(21)		0	0	0	(21)
Total increase/(decrease)	(7)	(325)	(39)		31	(10)	1,442	1,092
Balance at end of period	(58)	(13,573)	9		(350)	(8)	(860)	(14,840)
1 No impairments on available-for-sale debt securities were recognized in net income/(loss) in 2020, 2019 and 2018.
> Refer to “Note 28 – Tax” and “Note 31 – Pension and other post-retirement benefits” for income tax expense/(benefit) on the movements of accumulated other comprehensive income/(loss).
Details of significant reclassification adjustments
in	2020	2019	2018
Reclassification adjustments, included in net income/(loss) (CHF million)
Cumulative translation adjustments
Reclassification adjustments [1]	17	3	19
Actuarial gains/(losses)
Amortization of recognized actuarial losses [2]	13	22	55
Tax expense/(benefit)	(1)	(5)	(6)
Net of tax	12	17	49
1
Includes net releases of CHF 21 million on the liquidation of Credit Suisse Securities (Johannesburg) Proprietary Limited in 2018. These were reclassified from cumulative translation adjustments and included in net income in other revenues.

2 These components are included in the computation of total benefit costs. Refer to "Note 31 – Pension and other post-retirement benefits" for further information.

27 Offsetting of financial assets and financial liabilities
> Refer to “Note 28 – Offsetting of financial assets and financial liabilities” in VI – Consolidated financial statements – Credit Suisse Group for further information.
Offsetting of derivatives
	2020		2019
end of	Derivative assets	Derivative liabilities	Derivative assets	Derivative liabilities
Gross derivatives subject to enforceable master netting agreements (CHF billion)
OTC-cleared	6.1	4.6	3.9	3.0
OTC	68.2	65.7	63.6	61.9
Exchange-traded	0.5	0.6	0.3	0.2
Interest rate products	74.8	70.9	67.8	65.1
OTC-cleared	0.2	0.2	0.1	0.2
OTC	23.1	27.7	21.0	25.4
Foreign exchange products	23.3	27.9	21.1	25.6
OTC	10.7	15.1	10.1	10.4
Exchange-traded	19.9	20.4	5.3	5.0
Equity/index-related products	30.6	35.5	15.4	15.4
OTC-cleared	0.7	0.7	2.8	3.0
OTC	3.9	4.9	3.1	4.0
Credit derivatives	4.6	5.6	5.9	7.0
OTC	1.6	0.8	1.2	0.5
Exchange-traded	0.1	0.1	0.0	0.0
Other products [1]	1.7	0.9	1.2	0.5
OTC-cleared	7.0	5.5	6.8	6.2
OTC	107.5	114.2	99.0	102.2
Exchange-traded	20.5	21.1	5.6	5.2
Total gross derivatives subject to enforceable master netting agreements	135.0	140.8	111.4	113.6
Offsetting (CHF billion)
OTC-cleared	(6.2)	(5.4)	(6.0)	(5.3)
OTC	(94.4)	(104.4)	(87.0)	(93.6)
Exchange-traded	(20.0)	(20.3)	(4.9)	(4.9)
Offsetting	(120.6)	(130.1)	(97.9)	(103.8)
of which counterparty netting	(103.2)	(103.2)	(83.2)	(83.2)
of which cash collateral netting	(17.4)	(26.9)	(14.7)	(20.6)
Net derivatives presented in the consolidated balance sheets (CHF billion)
OTC-cleared	0.8	0.1	0.8	0.9
OTC	13.1	9.8	12.0	8.6
Exchange-traded	0.5	0.8	0.7	0.3
Total net derivatives subject to enforceable master netting agreements	14.4	10.7	13.5	9.8
Total derivatives not subject to enforceable master netting agreements [2]	11.2	6.8	4.4	3.7
Total net derivatives presented in the consolidated balance sheets	25.6	17.5	17.9	13.5
of which recorded in trading assets and trading liabilities	25.5	17.5	17.7	13.5
of which recorded in other assets and other liabilities	0.1	0.0	0.2	0.0
1 Primarily precious metals, commodity and energy products.
2 Represents derivatives where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

Offsetting of securities purchased under resale agreements and securities borrowing transactions
	2020				2019
end of	Gross	Offsetting	Net book value		Gross	Offsetting	Net book value
Securities purchased under resale agreements and securities borrowing transactions (CHF billion)
Securities purchased under resale agreements	55.8	(7.5)	48.3		80.6	(10.9)	69.7
Securities borrowing transactions	11.9	(0.4)	11.5		12.3	(0.5)	11.8
Total subject to enforceable master netting agreements	67.7	(7.9)	59.8		92.9	(11.4)	81.5
Total not subject to enforceable master netting agreements [1]	19.3	–	19.3		25.5	–	25.5
Total	87.0	(7.9)	79.1	[2]	118.4	(11.4)	107.0	[2]
1
Represents securities purchased under resale agreements and securities borrowing transactions where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

2 CHF 57,994 million and CHF 85,556 million of the total net amount as of the end of 2020 and 2019, respectively, are reported at fair value.
Offsetting of securities sold under repurchase agreements and securities lending transactions
	2020				2019
end of	Gross	Offsetting	Net book value		Gross	Offsetting	Net book value
Securities sold under repurchase agreements and securities lending transactions (CHF billion)
Securities sold under repurchase agreements	26.1	(7.9)	18.2		28.1	(11.4)	16.7
Securities lending transactions	3.5	0.0	3.5		5.5	0.0	5.5
Obligation to return securities received as collateral, at fair value	49.9	0.0	49.9		39.0	0.0	39.0
Total subject to enforceable master netting agreements	79.5	(7.9)	71.6		72.6	(11.4)	61.2
Total not subject to enforceable master netting agreements [1]	3.1	–	3.1		2.0	–	2.0
Total	82.6	(7.9)	74.7		74.6	(11.4)	63.2
of which securities sold under repurchase agreements and securities lending transactions	31.8	(7.9)	23.9	[2]	34.4	(11.4)	23.0	[2]
of which obligation to return securities received as collateral, at fair value	50.8	0.0	50.8		40.2	0.0	40.2
1
Represents securities sold under repurchase agreements and securities lending transactions where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

2 CHF 13,688 million and CHF 10,823 million of the total net amount as of the end of 2020 and 2019, respectively, are reported at fair value.
Amounts not offset in the consolidated balance sheets
	2020						2019
end of	Net	Financial instruments	[1]	Cash collateral received/ pledged	[1]	Net exposure	Net	Financial instruments	[1]	Cash collateral received/ pledged	[1]	Net exposure
Financial assets subject to enforceable master netting agreements (CHF billion)
Derivatives	14.4	5.5		0.1		8.8	13.5	4.4		0.0		9.1
Securities purchased under resale agreements	48.3	48.3		0.0		0.0	69.7	69.7		0.0		0.0
Securities borrowing transactions	11.5	11.1		0.0		0.4	11.8	11.2		0.0		0.6
Total financial assets subject to enforceable master netting agreements	74.2	64.9		0.1		9.2	95.0	85.3		0.0		9.7
Financial liabilities subject to enforceable master netting agreements (CHF billion)
Derivatives	10.7	2.2		0.0		8.5	9.8	1.7		0.0		8.1
Securities sold under repurchase agreements	18.2	18.2		0.0		0.0	16.7	16.7		0.0		0.0
Securities lending transactions	3.5	3.2		0.0		0.3	5.5	4.5		0.0		1.0
Obligation to return securities received as collateral, at fair value	49.9	43.4		0.0		6.5	39.0	33.0		0.0		6.0
Total financial liabilities subject to enforceable master netting agreements	82.3	67.0		0.0		15.3	71.0	55.9		0.0		15.1
1
The total amount reported in financial instruments (recognized financial assets and financial liabilities and non-cash financial collateral) and cash collateral is limited to the amount of the related instruments presented in the consolidated balance sheets and therefore any over-collateralization of these positions is not included.

28 Tax
Details of current and deferred taxes
in	2020	2019	2018
Current and deferred taxes (CHF million)
Switzerland	151	164	126
Foreign	188	518	416
Current income tax expense	339	682	542
Switzerland	367	194	266
Foreign	(9)	422	326
Deferred income tax expense	358	616	592
Income tax expense	697	1,298	1,134
Income tax expense/(benefit) reported in shareholder's equity related to:
Gains/(losses) on cash flow hedges	25	13	(28)
Cumulative translation adjustment	0	(4)	(7)
Unrealized gains/(losses) on securities	(6)	7	(5)
Actuarial gains/(losses)	(19)	4	7
Net prior service cost	1	0	0
Reconciliation of taxes computed at the Swiss statutory rate
in	2020	2019	2018
Income/(loss) before taxes (CHF million)
Switzerland	2,477	3,259	1,927
Foreign	734	1,134	929
Income before taxes	3,211	4,393	2,856
Reconciliation of taxes computed at the Swiss statutory rate (CHF million)
Income tax expense/(benefit) computed at the statutory tax rate [1]	642	966	628
Increase/(decrease) in income taxes resulting from
Foreign tax rate differential	(64)	(109)	89
Non-deductible amortization of other intangible assets and goodwill impairment	0	1	3
Other non-deductible expenses	253	368	455
Additional taxable income	8	7	5
Lower taxed income	(221)	(314)	(187)
(Income)/loss taxable to noncontrolling interests	18	8	10
Changes in tax law and rates	(5)	9	(2)
Changes in deferred tax valuation allowance	281	114	(115)
Change in recognition of outside basis difference	(13)	4	(32)
Tax deductible impairments of Swiss subsidiary investments	0	0	(65)
(Windfall tax benefits)/shortfall tax charges on share-based compensation	75	39	10
Other	(277)	205	335
Income tax expense	697	1,298	1,134
1 The statutory tax rate was 20% in 2020 and 22% in 2019 and 2018.
2020
Foreign tax rate differential of CHF  64 million reflected a foreign tax benefit primarily driven by losses in higher tax jurisdictions, mainly in the UK, and profits incurred in lower tax jurisdictions, mainly in Singapore, partially offset by profits made in higher tax jurisdictions, such as the US. The foreign tax rate expense of CHF  179 million comprised not only the foreign tax expense based on statutory tax rates but also the tax impacts related to the following reconciling items.
Other non-deductible expenses of CHF  253 million included the impact of CHF  117 million relating to non-deductible interest expenses and non-deductible costs related to funding and capital (including the impact of a previously unrecognized tax benefit of CHF  157 million relating to the resolution of interest costs deductibility with and between international tax authorities, partially offset by a contingency accrual of CHF  41 million), CHF  68 million relating to non-deductible bank levy costs and other non-deductible compensation expenses and management costs, CHF  46 million relating to non-deductible legacy litigation provisions and CHF  23 million relating to other non-deductible expenses.

Lower taxed income of CHF  221 million included a tax benefit of CHF  79 million related to the revaluations of the equity investments in the SIX Group AG, Allfunds Group and Pfandbriefbank in Switzerland, CHF  53 million related to concessionary and lower taxed income, CHF  67 million related to non-taxable life insurance income, CHF  19 million related to the transfer of the InvestLab fund platform to Allfunds Group and various smaller items.
Changes in deferred tax valuation allowances of CHF  281 million included a tax charge from the increase in valuation allowances on deferred tax assets of CHF  312 million, mainly in respect of the re-assessment of deferred tax assets reflecting changes in the future profitability of one of the Bank’s operating entities in Switzerland of CHF  222 million, and also in respect of one of the Bank’s operating entities in the UK. Also included was the net impact of the release of valuation allowances on deferred tax assets of CHF  31 million, mainly in respect of one of the Bank’s operating entities in Hong Kong and another of the Bank’s operating entities in the UK.
Other of CHF  277 million included an income tax benefit from the re-assessment of the US base erosion and anti-abuse tax (BEAT) provision for 2019 of CHF  180 million and the impact of a change in US tax rules relating to federal net operating losses (NOLs), where federal NOLs generated in tax years 2018, 2019, or 2020 can be carried back for five years instead of no carry back before and also the deductible interest expense limitations for the years 2019 and 2020 have been increased from 30% to 50% of adjusted taxable income for the year, which in aggregate resulted in a benefit of CHF  141 million. Additionally, this included an income tax benefit of CHF  80 million relating to prior years’ adjustments and a tax benefit of CHF  34 million relating to the beneficial earnings mix of one of the Bank’s operating entities in Switzerland. These benefits were partially offset by CHF  78 million relating to the tax impact of an accounting standard implementation transition adjustment for own credit movements, CHF  61 million relating to withholding taxes, CHF  26 million relating to the current year BEAT provision and the remaining balance included various smaller items.
The US tax reform enacted in December 2017 introduced the BEAT tax regime, effective as of January 1, 2018, for which final regulations were issued by the US Department of Treasury on December 2, 2019. Following the publication of the 2019 financial statements, Credit Suisse continued its analysis of the final regulations, resulting in a revision to the technical application of the prior BEAT estimate. This new information was not available or reasonably knowable at the time of the publication of the 2019 financial statements and resulted in a change of accounting estimate reflected in 2020.
2019
Foreign tax rate differential of CHF  109 million reflected a foreign tax benefit mainly driven by losses in higher tax jurisdictions, mainly in the UK, and profits incurred in lower tax jurisdictions, mainly in Singapore, partially offset by profits made in higher tax jurisdictions, such as Brazil. The foreign tax rate expense of CHF  940 million comprised not only the foreign tax expense based on statutory tax rates but also the tax impacts related to the following reconciling items.
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
Other of CHF  205 million included CHF  165 million relating to BEAT and CHF  123 million relating to the tax impact of an accounting standard implementation transition adjustment for own credit movements. This was partially offset by CHF  53 million relating to agreements reached with tax authorities relating to an advanced pricing agreement and the closure of a tax audit, and CHF  20 million relating to a prior year adjustment. The remaining balance included various smaller items.

2018
Foreign tax rate differential of CHF  89 million reflected a foreign tax expense mainly driven by profits made in higher tax jurisdictions, such as the US, partially offset by foreign tax rate differential related to profits incurred in lower tax jurisdictions, mainly in Singapore. The foreign tax rate expense of CHF  742 million comprised not only the foreign tax expense based on statutory tax rates but also the tax impacts related to the following reconciling items.
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
Other of CHF  335 million included CHF  202 million relating to the tax impact of an accounting standard implementation transition adjustment for own credit movements, CHF  65 million relating to BEAT, CHF  56 million relating to the net re-assessment of deferred tax balances in respect of one of the Bank’s operating entities in Switzerland, CHF  26 million relating to the increase of tax contingency accruals and various smaller balances. This was partially offset by prior year adjustments of CHF  76 million.
As of December 31, 2020, the Bank had accumulated undistributed earnings from foreign subsidiaries of CHF  19.6 billion compared to CHF  17.2 billion as of December 31, 2019. The increase compared to the end of 2019 reflected a reserve transfer in one of the Bank’s entities. No deferred tax liability was recorded in respect of those amounts as these earnings are considered indefinitely reinvested. It is not practicable to estimate the amount of unrecognized deferred tax liabilities for these undistributed foreign earnings.
Deferred tax assets and liabilities
end of	2020	2019
Deferred tax assets and liabilities (CHF million)
Compensation and benefits	916	950
Loans	342	341
Investment securities	1,347	1,437
Provisions	999	769
Leases	254	302
Derivatives	51	72
Real estate	168	183
Net operating loss carry-forwards	5,278	5,657
Goodwill and intangible assets	209	394
Other	107	66
Gross deferred tax assets before valuation allowance	9,671	10,171
Less valuation allowance	(4,323)	(4,067)
Gross deferred tax assets net of valuation allowance	5,348	6,104
Compensation and benefits	(304)	(301)
Loans	(60)	(108)
Investment securities	(523)	(502)
Provisions	(332)	(336)
Leases	(233)	(267)
Derivatives	(211)	(214)
Real estate	(36)	(35)
Other	(176)	(171)
Gross deferred tax liabilities	(1,875)	(1,934)
Net deferred tax assets	3,473	4,170
of which deferred tax assets	3,630	4,337
of which net operating losses	1,064	1,437
of which deductible temporary differences	2,566	2,900
of which deferred tax liabilities	(157)	(167)
Net deferred tax assets of CHF 3,473 million decreased CHF  697 million from 2019 to 2020, primarily due to the impact of foreign exchange translation losses of CHF  345 million, which were included within the current translation adjustments recorded in accumulated other comprehensive income/(loss) (AOCI), CHF  222 million from the re-assessment of deferred tax balances in Switzerland and CHF  130 million related to current year earning.
In 2019, the US and Switzerland contributed the majority of the net deferred tax assets, CHF  3,855 million, net of a valuation allowance of CHF  606 million. In 2020, following the deferred tax assets re-assessment in Switzerland, the US contributed the majority of the net deferred tax assets, CHF  3,040 million. No valuation allowance was required on the US deferred tax assets as of the end of 2020.
Due to uncertainty concerning its ability to generate the necessary amount and mix of taxable income in future periods, the Bank recorded a valuation allowance against gross deferred tax assets in the amount of CHF  4.3 billion as of December 31, 2020, compared to CHF  4.1 billion as of December 31, 2019.

Amounts and expiration dates of net operating loss carry-forwards
end of 2020	Total
Net operating loss carry-forwards (CHF million)
Due to expire within 1 year	17
Due to expire within 2 to 5 years	4,157
Due to expire within 6 to 10 years	3,720
Due to expire within 11 to 20 years	5,303
Amount due to expire	13,197
Amount not due to expire	16,156
Total net operating loss carry-forwards	29,353
Movements in the valuation allowance
in	2020	2019	2018
Movements (CHF million)
Balance at beginning of period	4,067	3,957	4,224
Net changes	256	110	(267)
Balance at end of period	4,323	4,067	3,957
Tax benefits associated with share-based compensation
in	2020	2019	2018
Tax benefits (CHF million)
Tax benefits recorded in the consolidated statements of operations [1]	252	256	236
1 Calculated at the statutory tax rate before valuation allowance considerations.
> Refer to “Note 29 – Employee deferred compensation” for further information on share-based compensation.
Uncertain tax positions
Reconciliation of gross unrecognized tax benefits
in	2020	2019	2018
Movements in gross unrecognized tax benefits (CHF million)
Balance at beginning of period	595	574	481
Increases in unrecognized tax benefits as a result of tax positions taken during a prior period	14	27	10
Decreases in unrecognized tax benefits as a result of tax positions taken during a prior period	(249)	(64)	(2)
Increases in unrecognized tax benefits as a result of tax positions taken during the current period	90	105	112
Decreases in unrecognized tax benefits relating to settlements with tax authorities	(3)	0	0
Reductions to unrecognized tax benefits as a result of a lapse of the applicable statute of limitations	(17)	(35)	(4)
Other (including foreign currency translation)	(48)	(12)	(23)
Balance at end of period	382	595	574
of which, if recognized, would affect the effective tax rate	382	595	574
Interest and penalties
in	2020	2019	2018
Interest and penalties (CHF million)
Interest and penalties recognized in the consolidated statements of operations	(16)	(10)	(28)
Interest and penalties recognized in the consolidated balance sheets	61	77	87
Interest and penalties are reported as tax expense. The Bank is currently subject to ongoing tax audits, inquiries and litigation with the tax authorities in a number of jurisdictions, including Brazil, Switzerland, the UK, the US and the Netherlands. Although the timing of completion is uncertain, it is reasonably possible that some of these will be resolved within 12 months of the reporting date. It is reasonably possible that there will be a decrease of between zero and CHF  40 million in unrecognized tax benefits within 12 months of the reporting date.
The Bank remains open to examination from federal, state, provincial or similar local jurisdictions from the following years onward in these major countries: Brazil – 2016; Switzerland – 2015 (federal and Zurich cantonal level); the UK – 2012; the US – 2010; and the Netherlands – 2010.
> Refer to “Note 29 – Tax” in VI – Consolidated financial statements – Credit Suisse Group for further information.
29 Employee deferred compensation
The following tables show the compensation expense for deferred compensation awards granted in 2020 and prior years that was recognized in the consolidated statements of operations during 2020, 2019 and 2018, the total shares delivered, the estimated unrecognized compensation expense for deferred compensation awards granted in 2020 and prior years outstanding as of December 31, 2020 and the remaining requisite service period over which the estimated unrecognized compensation expense will be recognized. The recognition of compensation expense for the deferred compensation awards granted in February 2021 began in 2021 and thus had no impact on the 2020 consolidated financial statements.
> Refer to “Note 30 – Employee deferred compensation” in VI – Consolidated financial statements – Credit Suisse Group for further information.
Deferred compensation expense
in	2020	2019	2018
Deferred compensation expense (CHF million)
Share awards	555	573	501
Performance share awards	427	423	371
Contingent Capital Awards	245	298	149
Deferred cash awards	378	378	227
Retention awards	43	22	54
Total deferred compensation expense	1,648	1,694	1,302

Total shares delivered (million)
Total shares delivered	48.3	40.1	45.0
In 2020, Contingent Capital share awards are included in the category share awards, and Capital Opportunity Facility awards are included in the category deferred cash awards. Prior periods have been reclassified to conform to the current presentation.

Estimated unrecognized deferred compensation
end of	2020
Estimated unrecognized compensation expense (CHF million)
Share awards	435
Performance share awards	185
Contingent Capital Awards	145
Deferred cash awards	192
Retention awards	40
Total	997

Aggregate remaining weighted-average requisite service period (years)
Aggregate remaining weighted-average requisite service period	1.2
Does not include the estimated unrecognized compensation expense relating to grants made in 2021 for 2020.
Share awards
On February 19, 2021, the Bank granted 43.5 million share awards with a total value of CHF  576 million. The estimated unrecognized compensation expense of CHF  524 million was determined based on the fair value of the awards on the grant date, includes the current estimated future forfeitures and will be recognized over the vesting period, subject to early retirement rules.
Share awards granted for previous years
For compensation year	2020	2019	2018
Shares awarded (million)	43.5	55.9	54.0
Value of shares awarded (CHF million)	576	604	620
On February 19, 2021, the Bank granted 2.3 million blocked shares with a total value of CHF  31 million that vested immediately upon grant, have no future service requirements and were attributed to services performed in 2020.
Blocked share awards granted for previous years
For compensation year	2020	2019	2018
Blocked shares awarded (million)	2.3	2.8	2.7
Value of shares awarded (CHF million)	31	32	31
Share award activities
	2020		2019		2018
	Number of share awards in million	Weighted- average grant-date fair value in CHF	Number of share awards in million	Weighted- average grant-date fair value in CHF	Number of share awards in million	Weighted- average grant-date fair value in CHF
Share awards
Balance at beginning of period	101.9	13.45	77.1	16.23	79.9	15.77
Granted	64.0	10.65	65.0	11.69	40.5	16.97
Settled	(45.1)	13.83	(35.2)	16.20	(39.0)	16.02
Forfeited	(5.6)	11.74	(5.0)	13.93	(4.3)	16.33
Balance at end of period	115.2	11.82	101.9	13.45	77.1	16.23
of which vested	12.0	–	10.9	–	8.4	–
of which unvested	103.2	–	91.0	–	68.7	–

Performance share awards
On February 19, 2021, the Bank granted 36.6 million performance share awards with a total value of CHF  478 million. The estimated unrecognized compensation expense of CHF  439 million was determined based on the fair value of the awards on the grant date, includes the current estimated outcome of the relevant performance criteria and estimated future forfeitures and will be recognized over the vesting period, subject to early retirement rules.
Performance share awards granted for previous years
For compensation year	2020	2019	2018
Performance shares awarded (million)	36.6	48.7	44.6
Value of performance shares awarded (CHF million)	478	531	515
Performance share award activities
	2020		2019		2018
	Number of performance share awards in million	Weighted- average grant-date fair value in CHF	Number of performance share awards in million	Weighted- average grant-date fair value in CHF	Number of performance share awards in million	Weighted- average grant-date fair value in CHF
Performance share awards
Balance at beginning of period	69.7	13.37	50.0	16.33	52.8	15.88
Granted	48.8	10.63	43.9	11.60	25.6	16.98
Settled	(28.0)	14.12	(22.3)	16.51	(25.6)	16.07
Forfeited	(2.5)	11.64	(1.9)	13.58	(2.8)	16.26
Balance at end of period	88.0	11.67	69.7	13.37	50.0	16.33
of which vested	9.6	–	6.4	–	5.2	–
of which unvested	78.4	–	63.3	–	44.8	–
Contingent Capital Awards
On February 19, 2021, the Bank awarded CHF  245 million of Contingent Capital Awards (CCA) that will be expensed over the vesting period. The estimated unrecognized compensation expense of CHF  234 million was determined based on the fair value of the awards on the grant date, including the current estimated outcome of the relevant performance criteria and estimated future forfeitures. This will be recognized over the vesting period, subject to early retirement rules.
Contingent Capital Awards granted for previous years
For compensation year	2020	2019	2018

CCA awarded (CHF million)	245	257	289
Deferred cash awards
Deferred fixed cash awards
The Bank granted deferred fixed cash compensation during 2020, 2019 and 2018 of CHF  120 million, CHF  108 million and CHF  98 million, respectively, to certain employees in the Americas. This compensation has been expensed in the Investment Bank and International Wealth Management divisions over a three-year vesting period from the grant date. Amortization of this compensation in 2020 totaled CHF  112 million, of which CHF  65 million was related to awards granted in 2020.
Upfront cash awards
In February 2021, certain managing directors and directors in International Wealth Management were granted CHF  59 million of upfront cash awards as part of the cash component of their 2020 variable compensation. During 2020 and 2019, the Bank granted upfront cash awards of CHF  146 million and CHF  47 million, respectively. These awards are subject to repayment (clawback) by the employee in the event of voluntary resignation, termination for cause or in connection with other specified events or conditions within three years of the award grant. The amount subject to repayment is reduced in equal monthly installments during the three-year period following the grant date. The expense recognition will occur over the three-year vesting period, subject to service conditions. Amortization of this compensation in 2020 totaled CHF  79 million.
Retention awards
The Bank granted deferred cash and stock retention awards during 2020, 2019 and 2018 of CHF  40 million, CHF  40 million and CHF  25 million, respectively. These awards are expensed over the applicable vesting period from the grant date. Amortization of these awards in 2020 totaled CHF  43 million, of which CHF  13 million was related to awards granted in 2020.

30 Related parties
The Group owns all of the Bank’s outstanding voting registered shares. The Bank is involved in significant financing and other transactions with subsidiaries of the Group. The Bank generally enters into these transactions in the ordinary course of business and believes that these transactions are generally on market terms that could be obtained from unrelated third parties.
> Refer to “Note 31 – Related parties” in VI –Consolidated financial statements – Credit Suisse Group for further information.
Related party assets and liabilities
end of	2020	2019
Assets (CHF million)
Net loans	8,444	7,258
Other assets	200	665
Total assets	8,644	7,923
Liabilities (CHF million)
Due to banks/customer deposits	1,119	1,268
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	93	108
Short-term borrowings	440	485
Long-term debt	52,144	32,764
Other liabilities	1,098	1,401
Total liabilities	54,894	36,026
Related party revenues and expenses
in	2020	2019	2018
Revenues (CHF million)
Interest and dividend income	(39)	(5)	10
Interest expense	(1,618)	(1,307)	(924)
Net interest income	(1,657)	(1,312)	(914)
Commissions and fees	114	80	87
Other revenues	104	104	72
Net revenues	(1,439)	(1,128)	(755)
Expenses (CHF million)
Total operating expenses	1,967	1,867	1,642
Related party guarantees and commitments
end of	2020	2019
Guarantees and commitments (CHF million)
Credit guarantees and similar instruments	4	5
Revocable loan commitments	88	0
> Refer to “Note 23 – Leases” for information about related party leases.
Executive Board and Board of Directors loans
	2020		2019	2018
Loans to members of the Executive Board (CHF million)
Balance at beginning of period	32	[1]	33	26
Additions	5		13	8
Reductions	(24)		(14)	(1)
Balance at end of period	13	[1]	32	33
Loans to members of the Board of Directors (CHF million)
Balance at beginning of period	9	[2]	10	11
Additions	0		3	0
Reductions	0		(4)	(1)
Balance at end of period	9	[2]	9	10
1 The number of individuals with outstanding loans was five at the beginning of the year and four at the end of the year.
2 The number of individuals with outstanding loans was four at the beginning of the year and three at the end of the year.
Other related party transaction
In December 2018, a subsidiary of the Bank executed a transaction with an affiliate to sell a minority interest in a trading platform for a gain of approximately USD  80 million.
Liabilities due to own pension plans
Liabilities due to the Bank’s own defined benefit pension plans as of December 31, 2020 and 2019 of CHF  643 million and CHF  703 million, respectively, were reflected in various liability accounts in the Bank’s consolidated balance sheets.

31 Pension and other post-retirement benefits
The Bank participates in a defined benefit pension plan sponsored by the Group and has defined contribution pension plans, single-employer defined benefit pension plans and other post-retirement defined benefit plans. The Bank’s principal plans are located in Switzerland, the US and the UK.
> Refer to “Note 32 – Pension and other post-retirement benefits” in VI – Consolidated financial statements – Credit Suisse Group for further information on pension and other post-retirement benefits.
Defined contribution pension plans
The Bank contributes to various defined contribution pension plans primarily in Switzerland, the US and the UK as well as other countries throughout the world. During 2020, 2019 and 2018, the Bank contributed to these plans and recognized as expense CHF  240 million, CHF  150 million and CHF  140 million, respectively. This included expenses of CHF  96 million in 2020 related to the new Swiss defined contribution pension plan which took effect on January 1, 2020.
Defined benefit pension and other post-retirement benefit plans
Defined benefit pension plans
Group pension plan
The Bank covers pension requirements for its employees in Switzerland by participating in a defined benefit pension plan sponsored by the Group (Group plan), the Group’s most significant defined benefit pension plan. The Group plan provides benefits in the event of retirement, death and disability. Various legal entities within the Group participate in the Group plan, which is set up as an independent trust domiciled in Zurich. Benefits in the Group plan are determined on the basis of the accumulated employer and employee contributions and accumulated interest credited. In accordance with US GAAP, the Group accounts for the Group plan as a single-employer defined benefit pension plan and uses the projected unit credit actuarial method to determine the net periodic benefit costs, the PBO and the accumulated benefit obligation (ABO). The Bank accounts for the defined benefit pension plan sponsored by the Group as a multi-employer pension plan because other legal entities within the Group also participate in the Group plan and the assets contributed by the Bank are not segregated into a separate account or restricted to provide benefits only to employees of the Bank. The assets contributed by the Bank are commingled with the assets contributed by the other legal entities of the Group and can be used to provide benefits to any employee of any participating legal entity. The Bank’s contributions to the Group plan comprise 84% of the total assets contributed to the Group plan by all participating legal entities on an annual basis.
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
During 2020, 2019 and 2018, the Bank contributed and recognized as expense CHF  249 million, CHF  338 million and CHF  377 million to the Group plan, respectively. The Bank expects to contribute CHF  249 million to the Group plan during 2021.
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

Components of net periodic benefit costs
	International single-employer defined benefit pension plans			Other post-retirement defined benefit plan
in	2020	2019	2018	2020	2019	2018
Net periodic benefit costs (CHF million)
Service costs on benefit obligation	14	14	16	0	0	0
Interest costs on benefit obligation	68	90	86	4	6	5
Expected return on plan assets	(85)	(108)	(114)	0	0	0
Amortization of recognized prior service cost/(credit)	1	1	0	0	0	0
Amortization of recognized actuarial losses/(gains)	13	19	47	1	3	8
Settlement losses/(gains)	(1)	0	0	0	0	0
Curtailment losses/(gains)	0	0	(1)	0	0	0
Net periodic benefit costs/(credits)	10	16	34	5	9	13
Service costs on benefit obligation are reflected in compensation and benefits. Other components of net periodic benefit costs are reflected in general and administrative expenses or, except for 2019, in restructuring expenses.

Benefit obligation
The “Obligations and funded status of the plans” table shows the changes in the PBO, the ABO, the fair value of plan assets and the amounts recognized in the consolidated balance sheets for the international single-employer defined benefit pension plans and other post-retirement defined benefit plans.

Obligations and funded status of the plans
	International single-employer defined benefit pension plans		Other post-retirement defined benefit plan
in / end of	2020	2019	2020	2019
PBO (CHF million) [1]
Beginning of the measurement period	3,325	2,951	164	160
Service cost	14	14	0	0
Interest cost	68	90	4	6
Plan amendments	5	0	0	0
Settlements	(23)	0	0	0
Actuarial losses/(gains)	453	410	13	13
Business combinations and transfers	(3)	0	0	0
Benefit payments	(156)	(149)	(11)	(12)
Exchange rate losses/(gains)	(208)	9	(14)	(3)
End of the measurement period	3,475	3,325	156	164
Fair value of plan assets (CHF million)
Beginning of the measurement period	4,111	3,604	0	0
Actual return on plan assets	476	487	0	0
Employer contributions	61	130	11	12
Settlements	(23)	0	0	0
Benefit payments	(156)	(149)	(11)	(12)
Exchange rate gains/(losses)	(257)	39	0	0
End of the measurement period	4,212	4,111	0	0
Total funded status recognized (CHF million)
Funded status of the plan – over/(underfunded)	737	786	(156)	(164)
Funded status recognized in the consolidated balance sheet as of December 31	737	786	(156)	(164)
Total amount recognized (CHF million)
Noncurrent assets	975	1,068	0	0
Current liabilities	(8)	(6)	(11)	(11)
Noncurrent liabilities	(230)	(276)	(145)	(153)
Net amount recognized in the consolidated balance sheet as of December 31	737	786	(156)	(164)
ABO (CHF million) [2]
End of the measurement period	3,445	3,294	156	164
1 Including estimated future salary increases.
2 Excluding estimated future salary increases.
The net amount recognized in the consolidated balance sheets as of December 31, 2020 and 2019 was an overfunding of CHF  581 million and CHF  622 million, respectively.
In 2020 and 2019, the Bank made contributions of CHF  61 million and CHF  130 million, respectively, to the international single-employer defined benefit pension plans and CHF  11 million and CHF  12 million, respectively, to the other post-retirement defined benefit plans. In 2020, there was a special cash contribution made to the defined benefit pension plan in the US of CHF  43 million. In 2019, a special cash contribution was made to the defined benefit pension plan in Germany of CHF  111 million. In 2021, the Bank expects to contribute CHF  16 million to the international single-employer defined benefit pension plans and CHF  11 million to other post-retirement defined benefit plans.
PBO or ABO in excess of plan assets
The following table shows the aggregate PBO and ABO, as well as the aggregate fair value of plan assets for those plans with PBO in excess of plan assets and those plans with ABO in excess of plan assets as of December 31, 2020 and 2019, respectively.

Defined benefit pension plans in which PBO or ABO exceeded plan assets
	PBO exceeds fair value of plan assets		[1]	ABO exceeds fair value of plan assets		[1]
December 31	2020	2019		2020	2019
PBO/ABO exceeded plan assets (CHF million)
PBO	1,397	1,455		1,386	1,443
ABO	1,373	1,431		1,365	1,422
Fair value of plan assets	1,159	1,174		1,150	1,163
1 Includes only those defined benefit pension plans where the PBO/ABO exceeded the fair value of plan assets.
Amounts recognized in AOCI and OCI
The following table shows the actuarial gains/(losses), the prior service credits/(costs) and the cumulative effect of accounting changes, which were recorded in AOCI and subsequently recognized as components of net periodic benefit costs.
Amounts recognized in AOCI, net of tax
	International single-employer defined benefit pension plans		Other post-retirement defined benefit plan		Total
end of	2020	2019	2020	2019	2020	2019
Amounts recognized in AOCI (CHF million)
Actuarial gains/(losses)	(421)	(345)	(39)	(30)	(460)	(375)
Prior service credits/(costs)	(14)	(10)	3	3	(11)	(7)
Cumulative effect of accounting changes	0	(42)	0	0	0	(42)
Total	(435)	(397)	(36)	(27)	(471)	(424)
The following table shows the changes in other comprehensive income (OCI) due to actuarial gains/(losses), the prior service credits/(costs) recognized in AOCI during 2020 and 2019, the amortization of the aforementioned items as components of net periodic benefit costs for these periods and the cumulative effect of accounting changes.
Amounts recognized in OCI
	International single-employer defined benefit pension plans			Other post-retirement defined benefit plan
in	Gross	Tax	Net	Gross	Tax	Net	Total net
2020 (CHF million)
Actuarial gains/(losses)	(62)	17	(45)	(13)	3	(10)	(55)
Prior service credits/(costs)	(5)	1	(4)	0	0	0	(4)
Amortization of actuarial losses/(gains)	13	(1)	12	1	0	1	13
Amortization of prior service costs/(credits)	1	(1)	0	0	0	0	0
Immediate recognition due to curtailment/settlement	(1)	0	(1)	0	0	0	(1)
Total	(54)	16	(38)	(12)	3	(9)	(47)
2019 (CHF million)
Actuarial gains/(losses)	(31)	(2)	(33)	(12)	3	(9)	(42)
Amortization of actuarial losses/(gains)	19	(4)	15	3	(1)	2	17
Amortization of prior service costs/(credits)	1	0	1	0	0	0	1
Cumulative effect of accounting changes	0	(42)	(42)	0	0	0	(42)
Total	(11)	(48)	(59)	(9)	2	(7)	(66)

Assumptions
The measurement of both the net periodic benefit costs and the benefit obligation is determined using explicit assumptions, each of which individually represents the best estimate of a particular future event.
Weighted-average assumptions used to determine net periodic benefit costs and benefit obligation
	International single-employer defined benefit pension plans			Other post-retirement defined benefit plan
December 31	2020	2019	2018	2020	2019	2018
Net periodic benefit cost (%)
Discount rate - service cost	2.62	3.28	2.96	–	4.38	3.86
Discount rate - interest cost	2.37	3.28	2.77	2.77	3.95	3.28
Salary increases	2.84	2.92	2.97	–	–	–
Expected long-term rate of return on plan assets	2.37	3.00	3.22	–	–	–
Benefit obligation (%)
Discount rate	1.66	2.38	3.30	2.55	3.23	4.37
Salary increases	2.97	2.84	2.90	–	–	–
Mortality tables and life expectancies for major plans
			Life expectancy at age 65 for a male member currently				Life expectancy at age 65 for a female member currently
			aged 65		aged 45		aged 65		aged 45
December 31			2020	2019	2020	2019	2020	2019	2020	2019
Life expectancy (years)
UK	SAPS S2 light tables	[1]	23.3	23.2	24.9	24.8	24.5	24.3	26.3	26.1
US	Pri-2012 mortality tables	[2]	21.1	21.1	22.3	22.2	22.8	22.7	23.9	23.8
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
The following table provides an overview of the assumed health care cost trend rates
Health care cost trend rates
in / end of	2020	2019	2018
Health care cost trend rate (%)
Annual weighted-average health care cost trend rate [1]	7.0	8.0	8.7
1 The annual health care cost trend rate is assumed to decrease gradually to achieve the long-term health care cost trend rate of 5.0% by 2025.
The annual health care cost trend rate used to determine the net periodic defined benefit costs for 2021 is 7.0%.
Plan assets and investment strategy
As of December 31, 2020 and 2019, no Group debt or equity securities were included in plan assets for the international single-employer defined benefit pension plans.

Fair value of plan assets
The following table presents the plan assets measured at fair value on a recurring basis as of December 31, 2020 and 2019, for the Bank’s defined benefit pension plans.
Plan assets measured at fair value on a recurring basis
	2020						2019
end of	Level 1	Level 2		Level 3	Assets measured at net asset value per share	Total	Level 1	Level 2		Level 3	Assets measured at net asset value per share	Total
Plan assets at fair value (CHF million)
Cash and cash equivalents	17	247		0	0	264	14	104		0	0	118
Debt securities	2,519	872		0	422	3,813	2,277	1,016		0	430	3,723
of which governments	2,169	7		0	0	2,176	1,904	9		0	0	1,913
of which corporates	350	865		0	422	1,637	373	1,007		0	430	1,810
Equity securities	33	0		0	52	85	58	0		0	91	149
Real estate – indirect	0	0		0	20	20	0	0		0	29	29
Alternative investments	0	(47)		0	0	(47)	0	(37)		0	45	8
of which hedge funds	0	0		0	0	0	0	0		0	45	45
of which other	0	(47)	[1]	0	0	(47)	0	(37)	[1]	0	0	(37)
Other investments	0	77		0	0	77	0	84		0	0	84
Total plan assets at fair value	2,569	1,149		0	494	4,212	2,349	1,167		0	595	4,111
1 Primarily related to derivative instruments.
Plan asset allocation
The following table shows the plan asset allocation as of the measurement date calculated based on the fair value at that date including the performance of each asset class.
Plan asset allocation
December 31	2020	2019
Weighted-average (%)
Cash and cash equivalents	6.3	2.9
Debt securities	90.5	90.6
Equity securities	2.0	3.6
Real estate	0.5	0.7
Alternative investments	(1.1)	0.2
Insurance	1.8	2.0
Total	100.0	100.0
The following table shows the target plan asset allocation for 2021 in accordance with the Bank’s investment strategy. The target plan asset allocation is used to determine the expected return on plan assets to be considered in the net periodic benefit costs for 2021.
2021 target plan asset allocation
Weighted-average (%)
Cash and cash equivalents	0.3
Debt securities	94.0
Equity securities	2.1
Real estate	0.6
Alternative investments	1.2
Insurance	1.8
Total	100.0
Estimated future benefit payments
The following table shows the estimated future benefit payments for defined benefit pension and other post-retirement defined benefit plans.
Estimated future benefit payments
	International single-employer defined benefit pension plans	Other post-retirement defined benefit plan
Payments (CHF million)
2021	99	11
2022	89	10
2023	99	10
2024	103	10
2025	108	9
For five years thereafter	600	40

32 Derivatives and hedging activities
> Refer to “Note 33 – Derivatives and hedging activities” in VI – Consolidated financial statements – Credit Suisse Group for further information.
Hedge accounting
Cash flow hedges
As of the end of 2020, the maximum length of time over which the Bank hedged its exposure to the variability in future cash flows for forecasted transactions, excluding those forecasted transactions related to the payment of variable interest on existing financial instruments, was 12 months.
Fair value of derivative instruments
	Trading			Hedging			[1]
end of 2020	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)
Derivative instruments (CHF billion)
Forwards and forward rate agreements	5,221.5	2.7	2.8	0.0	0.0	0.0
Swaps	8,088.7	53.5	50.3	126.1	0.9	0.1
Options bought and sold (OTC)	968.6	18.2	18.0	0.0	0.0	0.0
Futures	296.6	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	116.1	0.5	0.6	0.0	0.0	0.0
Interest rate products	14,691.5	74.9	71.7	126.1	0.9	0.1
Forwards	928.4	10.1	11.8	13.9	0.1	0.1
Swaps	345.8	10.9	13.4	0.0	0.0	0.0
Options bought and sold (OTC)	236.3	3.4	3.7	0.0	0.0	0.0
Futures	8.8	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	1.0	0.0	0.0	0.0	0.0	0.0
Foreign exchange products	1,520.3	24.4	28.9	13.9	0.1	0.1
Forwards	1.0	0.0	0.3	0.0	0.0	0.0
Swaps	167.6	4.3	8.8	0.0	0.0	0.0
Options bought and sold (OTC)	218.3	14.9	10.0	0.0	0.0	0.0
Futures	23.5	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	454.0	20.0	20.7	0.0	0.0	0.0
Equity/index-related products	864.4	39.2	39.8	0.0	0.0	0.0
Credit derivatives [2]	467.8	4.9	6.0	0.0	0.0	0.0
Forwards	12.2	0.3	0.2	0.0	0.0	0.0
Swaps	9.8	1.1	0.5	0.0	0.0	0.0
Options bought and sold (OTC)	14.8	0.3	0.2	0.0	0.0	0.0
Futures	4.2	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	11.6	0.1	0.1	0.0	0.0	0.0
Other products [3]	52.6	1.8	1.0	0.0	0.0	0.0
Total derivative instruments	17,596.6	145.2	147.4	140.0	1.0	0.2
The notional amount, PRV and NRV (trading and hedging) was CHF 17,736.6 billion, CHF 146.2 billion and CHF 147.6 billion, respectively, as of December 31, 2020.
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
2 Primarily credit default swaps.
3 Primarily precious metals, commodity and energy products.
Gains or (losses) on fair value hedges
	2020	2019	2018
in	Net interest income	Net interest income	Trading revenues
Interest rate products (CHF million)
Hedged items	(1,679)	(1,721)	423
Derivatives designated as hedging instruments	1,564	1,550	(415)
Net gains/(losses) on the ineffective portion	–	–	8
As a result of the adoption of ASU 2017-12 on January 1, 2019, the gains/(losses) on interest rate risk hedges are included in net interest income since 2019, while in 2018 they were recorded in trading revenue. Additionally, the gains/(losses) on the ineffective portion are no longer separately measured and reported. The accrued interest on fair value hedges is recorded in net interest income and is excluded from this table.

Hedged items in fair value hedges
	2020					2019
	Hedged items					Hedged items
end of	Carrying amount	Hedging adjustments	[1]	Discontinued hedges	[2]	Carrying amount	Hedging adjustments	[1]	Discontinued hedges	[2]
Assets and liabilities (CHF billion)
Investment securities	0.4	0.0		0.0		–	–		–
Net loans	20.5	0.2		0.5		15.2	0.1		0.7
Long-term debt	65.8	1.9		0.8		65.8	1.2		0.3
1 Relates to the cumulative amount of fair value hedging adjustments included in the carrying amount.
2 Relates to the cumulative amount of fair value hedging adjustments remaining for any hedged items for which hedge accounting has been discontinued.
Cash flow hedges
in	2020	2019	2018
Interest rate products (CHF million)
Gains/(losses) recognized in AOCI on derivatives	134	85	(76)
Gains/(losses) reclassified from AOCI into interest and dividend income	(70)	3	(85)
Foreign exchange products (CHF million)
Gains/(losses) recognized in AOCI on derivatives	(33)	(5)	(86)
Trading revenues	(30)	(7)	(37)
Total other operating expenses	(2)	(16)	(5)
Gains/(losses) reclassified from AOCI into income	(32)	(23)	(42)
Gains/(losses) excluded from the assessment of effectiveness reported in trading revenues [1]	1	(20)	–
1 Related to the forward points of a foreign currency forward.
The net gain associated with cash flow hedges expected to be reclassified from AOCI within the next 12 months was CHF  119 million.
Net investment hedges
in	2020	2019	2018
Foreign exchange products (CHF million)
Gains/(losses) recognized in the cumulative translation adjustments section of AOCI	451	(133)	131
Gains/(losses) reclassified from the cumulative translation adjustments section of AOCI into other revenues	10	0	(2)
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
Contingent credit risk
	2020				2019
end of	Bilateral counterparties	Special purpose entities	Accelerated terminations	Total	Bilateral counterparties	Special purpose entities	Accelerated terminations	Total
Contingent credit risk (CHF billion)
Current net exposure	3.0	0.0	0.4	3.4	3.1	0.0	0.3	3.4
Collateral posted	2.4	0.0	–	2.4	2.7	0.1	–	2.8
Impact of a one-notch downgrade event	0.0	0.0	0.0	0.0	0.1	0.0	0.0	0.1
Impact of a two-notch downgrade event	0.0	0.0	0.0	0.0	0.2	0.0	0.0	0.2
Impact of a three-notch downgrade event	0.5	0.0	0.2	0.7	0.7	0.1	0.1	0.9
The impact of a downgrade event reflects the amount of additional collateral required for bilateral counterparties and special purpose entities and the amount of additional termination expenses for accelerated terminations, respectively.

Credit derivatives
> Refer to “Note 33 – Derivatives and hedging activities” in VI – Consolidated financial statements – Credit Suisse Group for further information.
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
Total return swaps (TRS) of CHF  14.4 billion and CHF  16.7 billion as of December 31, 2020 and 2019, respectively, were also excluded because a TRS does not expose the seller to potential loss from credit risk-related events specified in the contract. A TRS only provides protection against a loss in asset value and not against additional amounts as a result of specific credit events.
Credit protection sold/purchased
	2020							2019
end of	Credit protection sold	Credit protection purchased	[1]	Net credit protection (sold)/ purchased	Other protection purchased		Fair value of credit protection sold	Credit protection sold	Credit protection purchased	[1]	Net credit protection (sold)/ purchased	Other protection purchased		Fair value of credit protection sold
Single-name instruments (CHF billion)
Investment grade [2]	(52.5)	47.8		(4.7)	13.0		0.5	(52.6)	47.9		(4.7)	11.5		0.5
Non-investment grade	(28.5)	26.5		(2.0)	11.8		0.4	(32.1)	29.5		(2.6)	16.1		0.9
Total single-name instruments	(81.0)	74.3		(6.7)	24.8		0.9	(84.7)	77.4		(7.3)	27.6		1.4
of which sovereign	(12.5)	11.6		(0.9)	5.3		0.0	(17.2)	15.4		(1.8)	4.1		0.0
of which non-sovereign	(68.5)	62.7		(5.8)	19.5		0.9	(67.5)	62.0		(5.5)	23.5		1.4
Multi-name instruments (CHF billion)
Investment grade [2]	(99.5)	95.2		(4.3)	23.1		(0.7)	(109.5)	108.9		(0.6)	44.0		0.7
Non-investment grade	(24.3)	19.9		(4.4)	11.3	[3]	0.2	(27.7)	24.5		(3.2)	17.1	[3]	1.0
Total multi-name instruments	(123.8)	115.1		(8.7)	34.4		(0.5)	(137.2)	133.4		(3.8)	61.1		1.7
of which non-sovereign	(123.8)	115.1		(8.7)	34.4		(0.5)	(137.2)	133.4		(3.8)	61.1		1.7
Total instruments (CHF billion)
Investment grade [2]	(152.0)	143.0		(9.0)	36.1		(0.2)	(162.1)	156.8		(5.3)	55.5		1.2
Non-investment grade	(52.8)	46.4		(6.4)	23.1		0.6	(59.8)	54.0		(5.8)	33.2		1.9
Total instruments	(204.8)	189.4		(15.4)	59.2		0.4	(221.9)	210.8		(11.1)	88.7		3.1
of which sovereign	(12.5)	11.6		(0.9)	5.3		0.0	(17.2)	15.4		(1.8)	4.1		0.0
of which non-sovereign	(192.3)	177.8		(14.5)	53.9		0.4	(204.7)	195.4		(9.3)	84.6		3.1
1 Represents credit protection purchased with identical underlyings and recoveries.
2 Based on internal ratings of BBB and above.
3 Includes synthetic securitized loan portfolios.
The following table reconciles the notional amount of credit derivatives included in the table “Fair value of derivative instruments” to the table “Credit protection sold/purchased”.
Credit derivatives
end of	2020	2019
Credit derivatives (CHF billion)
Credit protection sold	204.8	221.9
Credit protection purchased	189.4	210.8
Other protection purchased	59.2	88.7
Other instruments [1]	14.4	16.7
Total credit derivatives	467.8	538.1
1 Consists of total return swaps and other derivative instruments.
Maturity of credit protection sold
end of	Maturity less than 1 year	Maturity between 1 to 5 years	Maturity greater than 5 years	Total
2020 (CHF billion)
Single-name instruments	14.0	62.7	4.3	81.0
Multi-name instruments	29.6	82.6	11.6	123.8
Total instruments	43.6	145.3	15.9	204.8
2019 (CHF billion)
Single-name instruments	19.2	60.6	4.9	84.7
Multi-name instruments	41.9	79.8	15.5	137.2
Total instruments	61.1	140.4	20.4	221.9

33 Guarantees and commitments
Guarantees
end of	Maturity less than 1 year	[1]	Maturity between 1 to 3 years	Maturity between 3 to 5 years	Maturity greater than 5 years	[1]	Total gross amount	Total net amount	[2]	Carrying value	Collateral received
2020 (CHF million)
Credit guarantees and similar instruments	1,645		653	203	582		3,083	3,020		27	1,637
Performance guarantees and similar instruments	3,607		1,885	526	514		6,532	5,601		30	2,535
Derivatives [3]	10,531		3,921	698	1,423		16,573	16,573		380	–	[4]
Other guarantees	3,555		996	421	1,171		6,143	6,130		85	3,725
Total guarantees	19,338		7,455	1,848	3,690		32,331	31,324		522	7,897
2019 (CHF million)
Credit guarantees and similar instruments	1,813		252	189	864		3,118	3,065		10	1,655
Performance guarantees and similar instruments	4,407		3,059	668	723		8,857	7,833		31	2,793
Derivatives [3]	13,194		2,665	695	690		17,244	17,244		295	–	[4]
Other guarantees	3,507		1,386	367	1,243		6,503	6,457		64	4,003
Total guarantees	22,921		7,362	1,919	3,520		35,722	34,599		400	8,451
1 Prior period has been corrected.
2 Total net amount is computed as the gross amount less any participations.
3
Excludes derivative contracts with certain active commercial and investment banks and certain other counterparties, as such contracts can be cash settled and the Bank had no basis to conclude it was probable that the counterparties held, at inception, the underlying instruments.

4 Collateral for derivatives accounted for as guarantees is not significant.
> Refer to “Note 34 – Guarantees and commitments” in VI – Consolidated financial statements – Credit Suisse Group for further information.
Deposit-taking banks and securities dealers in Switzerland and certain other European countries are required to ensure the payout of privileged deposits in case of specified restrictions or compulsory liquidation of a deposit-taking bank. In Switzerland, deposit-taking banks and securities dealers jointly guarantee an amount of up to CHF  6 billion. Upon occurrence of a payout event triggered by a specified restriction of business imposed by the Swiss Financial Market Supervisory Authority FINMA (FINMA) or by the compulsory liquidation of another deposit-taking bank, the Bank’s contribution will be calculated based on its share of privileged deposits in proportion to total privileged deposits. Based on FINMA’s estimate for the Bank, the Bank’s share in the deposit insurance guarantee program for the period July 1, 2020 to June 30, 2021 is CHF  0.5 billion. These deposit insurance guarantees were reflected in other guarantees.
Representations and warranties on residential mortgage loans sold
In connection with the Investment Bank division’s sale of US residential mortgage loans, the Bank has provided certain representations and warranties relating to the loans sold.
Other commitments
end of	Maturity less than 1 year	Maturity between 1 to 3 years	Maturity between 3 to 5 years	Maturity greater than 5 years	Total gross amount		Total net amount	[1]	Collateral received
2020 (CHF million)
Irrevocable commitments under documentary credits	3,915	97	0	0	4,012		3,963		2,404
Irrevocable loan commitments	19,813	48,855	39,605	10,749	119,022	[2]	115,116		53,039
Forward reverse repurchase agreements	17	0	0	0	17		17		17
Other commitments	135	1,418	9	381	1,943		1,943		19
Total other commitments	23,880	50,370	39,614	11,130	124,994		121,039		55,479
2019 (CHF million)
Irrevocable commitments under documentary credits	4,434	163	0	0	4,597		4,518		3,077
Irrevocable loan commitments	27,145	38,974	48,856	10,152	125,127	[2]	120,436		60,118
Forward reverse repurchase agreements	41	0	0	0	41		41		41
Other commitments	630	121	121	58	930		930		127
Total other commitments	32,250	39,258	48,977	10,210	130,695		125,925		63,363
1 Total net amount is computed as the gross amount less any participations.
2
Irrevocable loan commitments do not include a total gross amount of CHF 130,965 million and CHF 128,295 million of unused credit limits as of December 31, 2020 and 2019, respectively, which were revocable at the Bank's sole discretion upon notice to the client.

34 Transfers of financial assets and variable interest entities
Transfers of financial assets
> Refer to “Note 35 – Transfers of financial assets and variable interest entities” in VI – Credit Suisse Group – Consolidated financial statements for further information.
Securitizations
The following table provides the gains or losses and proceeds from the transfer of assets relating to 2020, 2019 and 2018 securitizations of financial assets that qualify for sale accounting and subsequent derecognition, along with the cash flows between the Bank and the SPEs used in any securitizations in which the Bank still has continuing involvement, regardless of when the securitization occurred.
Securitizations
in	2020	2019	2018
Gains/(losses) and cash flows (CHF million)
CMBS
Net gain [1]	85	10	10
Proceeds from transfer of assets	9,209	7,757	5,861
Cash received on interests that continue to be held	52	162	41
RMBS
Net gain/(loss) [1]	32	2	(1)
Proceeds from transfer of assets	23,358	21,566	22,536
Purchases of previously transferred financial assets or its underlying collateral	0	(1)	0
Servicing fees	2	2	3
Cash received on interests that continue to be held	864	312	576
Other asset-backed financings
Net gain [1]	105	101	77
Proceeds from transfer of assets	9,564	11,702	6,422
Purchases of previously transferred financial assets or its underlying collateral	(1,606)	(763)	(318)
Fees [2]	148	151	142
Cash received on interests that continue to be held	17	6	3
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
Continuing involvement in transferred financial assets
The following table provides the outstanding principal balance of assets to which the Bank continued to be exposed after the transfer of the financial assets to any SPE and the total assets of the SPE as of December 31, 2020 and 2019, regardless of when the transfer of assets occurred.
Principal amounts outstanding and total assets of SPEs resulting from continuing involvement
end of	2020	2019
CHF million
CMBS
Principal amount outstanding	17,421	21,079
Total assets of SPE	24,455	28,748
RMBS
Principal amount outstanding	47,324	54,001
Total assets of SPE	47,863	55,595
Other asset-backed financings
Principal amount outstanding	24,968	27,982
Total assets of SPE	50,817	54,974
Principal amount outstanding relates to assets transferred from the Bank and does not include principal amounts for assets transferred from third parties.
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
Key economic assumptions at the time of transfer
> Refer to “Note 35 – Financial instruments” for further information on the fair value hierarchy.

Key economic assumptions used in measuring fair value of beneficial interests at time of transfer
	2020							2019							2018
at time of transfer, in			CMBS				RMBS			CMBS				RMBS			CMBS				RMBS
CHF million, except where indicated
Fair value of beneficial interests			342				2,692			549				3,171			662				3,613
of which level 2			305				2,398			455				2,978			640				3,509
of which level 3			37				294			94				193			22				103
Weighted-average life, in years			6.4				3.8			5.5				5.5			6.6				7.8
Prepayment speed assumption (rate per annum), in % [1]			–	[2]	1.0	–	47.0			–	[2]	2.0	–	37.3			–	[2]	5.0	–	13.5
Cash flow discount rate (rate per annum), in % [3]	1.4	–	20.9		0.2	–	40.8	2.5	–	8.3		1.5	–	15.7	3.6	–	9.8		3.0	–	13.6
Expected credit losses (rate per annum), in % [4]	1.9	–	8.6		1.6	–	22.9	1.3	–	1.9		1.5	–	7.6	1.8	–	3.1		2.3	–	7.2
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
Key economic assumptions as of the reporting date
The following table provides the sensitivity analysis of key economic assumptions used in measuring the fair value of beneficial interests held in SPEs as of December 31, 2020 and 2019.
Key economic assumptions used in measuring fair value of beneficial interests held in SPEs
	2020											2019
end of			CMBS	[1]			RMBS			Other asset- backed financing activities	[2]			CMBS	[1]			RMBS			Other asset- backed financing activities	[2]
CHF million, except where indicated
Fair value of beneficial interests			296				1,851			350				399				2,282			751
of which non-investment grade			36				631			23				46				711			15
Weighted-average life, in years			5.6				4.0			4.8				6.4				5.7			1.6
Prepayment speed assumption (rate per annum), in % [3]			–		4.0	–	50.1			–				–		3.0	–	35.7			–
Impact on fair value from 10% adverse change			–				(43.7)			–				–				(38.1)			–
Impact on fair value from 20% adverse change			–				(92.1)			–				–				(72.6)			–
Cash flow discount rate (rate per annum), in % [4]	0.6	–	38.2		0.3	–	39.7	0.7	–	27.7		2.2	–	15.2		1.5	–	36.2	0.7	–	13.1
Impact on fair value from 10% adverse change			(4.9)				(22.4)			(4.2)				(6.8)				(38.3)			(2.1)
Impact on fair value from 20% adverse change			(9.6)				(43.5)			(8.2)				(13.4)				(74.7)			(4.2)
Expected credit losses (rate per annum), in % [5]	0.4	–	14.7		0.6	–	39.6	0.7	–	26.8		0.5	–	8.5		1.1	–	34.5	0.7	–	12.8
Impact on fair value from 10% adverse change			(4.3)				(20.2)			(4.5)				(4.1)				(24.1)			(2.0)
Impact on fair value from 20% adverse change			(8.5)				(39.2)			(8.9)				(8.1)				(47.3)			(4.0)
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

Transfers of financial assets where sale treatment was not achieved
The following table provides the carrying amounts of transferred financial assets and the related liabilities where sale treatment was not achieved as of December 31, 2020 and 2019.
Carrying amounts of transferred financial assets and liabilities where sale treatment was not achieved
end of	2020	2019
CHF million
Other asset-backed financings
Trading assets	496	279
Other assets	246	0
Liability to SPE, included in other liabilities	(742)	(279)
Securities sold under repurchase agreements and securities lending transactions accounted for as secured borrowings
The following tables provide the gross obligation relating to securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral by the class of collateral pledged and by remaining contractual maturity as of December 31, 2020 and 2019.
Securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral – by class of collateral pledged
end of	2020	2019
CHF billion
Government debt securities [1]	12.2	16.5
Corporate debt securities [1]	7.7	8.6
Asset-backed securities	6.0	2.5
Equity securities	0.0	0.7
Other	1.8	0.2
Securities sold under repurchase agreements	27.7	28.5
Government debt securities	0.4	0.1
Corporate debt securities	0.1	0.1
Equity securities	3.5	5.4
Other	0.1	0.1
Securities lending transactions	4.1	5.7
Government debt securities	5.8	5.3
Corporate debt securities	5.6	1.8
Asset-backed securities	0.0	0.1
Equity securities	39.3	33.0
Other	0.1	0.0
Obligation to return securities received as collateral, at fair value	50.8	40.2
Total	82.6	74.4
1 Prior period has been corrected.
Securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral – by remaining contractual maturity
			Remaining contractual maturities
end of	No stated maturity	[1]	Up to 30 days	[2]	31-90 days	More than 90 days	Total
2020 (CHF billion)
Securities sold under repurchase agreements	5.8		11.8		5.9	4.2	27.7
Securities lending transactions	4.0		0.0		0.1	0.0	4.1
Obligation to return securities received as collateral, at fair value	50.2		0.3		0.3	0.0	50.8
Total	60.0		12.1		6.3	4.2	82.6
2019 (CHF billion)
Securities sold under repurchase agreements	5.2		15.2		5.9	2.2	28.5
Securities lending transactions	5.7		0.0		0.0	0.0	5.7
Obligation to return securities received as collateral, at fair value	40.0		0.1		0.1	0.0	40.2
Total	50.9		15.3		6.0	2.2	74.4
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

Variable interest entities
> Refer to “Note 35 – Transfers of financial assets and variable interest entities” in VI – Consolidated financial statements – Credit Suisse Group for further information.
Commercial paper conduit
The Bank acts as the administrator and provider of liquidity and credit enhancement facilities for Alpine Securitization Ltd (Alpine), a multi-seller asset-backed commercial paper (CP) conduit used for client and Bank financing purposes. Alpine discloses to CP investors certain portfolio and asset data and submits its portfolio to rating agencies for public ratings on its CP. This CP conduit purchases assets such as loans and receivables or enters into reverse repurchase agreements and finances such activities through the issuance of CP backed by these assets. In addition to CP, Alpine may also issue term notes with maturities up to 30 months. The Bank (including Alpine) can enter into liquidity facilities with third-party entities pursuant to which it may be required to purchase assets from these entities to provide them with liquidity and credit support. The financing transactions are structured to provide credit support in the form of over-collateralization and other asset-specific enhancements. Alpine is a separate legal entity that is wholly owned by the Bank. However, its assets are available to satisfy only the claims of its creditors. In addition, the Bank, as administrator and liquidity facility provider, has significant exposure to and power over the activities of Alpine. Alpine is considered a VIE for accounting purposes and the Bank is deemed the primary beneficiary and consolidates this entity.
The overall average maturity of Alpine’s outstanding CP was approximately 209 days as of December 31, 2020. Alpine’s CP was rated A-1(sf) by Standard & Poor’s and P-1(sf) by Moody’s and had exposures mainly in reverse repurchase agreements with a Bank entity, solar loans and leases, consumer loans, aircraft loans and leases and car loans and leases.
The Bank’s financial commitment to this CP conduit consists of obligations under liquidity agreements. The liquidity agreements are asset-specific arrangements, which require the Bank to provide short-term financing to the CP conduit or to purchase assets from the CP conduit in certain circumstances, including, but not limited to, a lack of liquidity in the CP market such that the CP conduit cannot refinance its obligations or a default of an underlying asset. The asset-specific credit enhancements provided by the client seller of the assets remain unchanged as a result of such a purchase. In entering into such agreements, the Bank reviews the credit risk associated with these transactions on the same basis that would apply to other extensions of credit.
The Bank enters into liquidity facilities with CP conduits administrated and sponsored by third parties. These third-party CP conduits are considered to be VIEs for accounting purposes. The Bank is not the primary beneficiary and does not consolidate these third-party CP conduits. The Bank’s financial commitment to these third-party CP conduits consists of obligations under liquidity agreements. The liquidity agreements are asset-specific arrangements, which require the Bank to provide short-term financing to the third-party CP conduits or to purchase assets from these CP conduits in certain circumstances, including, but not limited to, a lack of liquidity in the CP market such that the CP conduits cannot refinance their obligations or a default of an underlying asset. The asset-specific credit enhancements, if any, provided by the client seller of the assets remain unchanged as a result of such a purchase. In entering into such agreements, the Bank reviews the credit risk associated with these transactions on the same basis that would apply to other extensions of credit. In some situations, the Bank can enter into liquidity facilities with these third-party CP conduits through Alpine.
The Bank’s economic risks associated with the Alpine CP conduit and the third-party CP conduits are included in the Bank’s risk management framework including counterparty, economic risk capital and scenario analysis.

Consolidated VIEs
The Bank has significant involvement with VIEs in its role as a financial intermediary on behalf of clients. The Bank consolidates all VIEs related to financial intermediation for which it is the primary beneficiary.
The consolidated VIEs table provides the carrying amounts and classifications of the assets and liabilities of consolidated VIEs as of December 31, 2020 and 2019.
Consolidated VIEs in which the Bank was the primary beneficiary
			Financial intermediation
end of	CDO/ CLO	CP Conduit	Securi- tizations	Funds	Loans	Other	Total
2020 (CHF million)
Cash and due from banks	0	0	23	22	37	8	90
Trading assets	0	0	1,255	50	840	19	2,164
Other investments	0	0	0	129	920	202	1,251
Net loans	0	653	0	51	29	167	900
Other assets	0	21	979	15	65	778	1,858
of which loans held-for-sale	0	0	462	10	0	0	472
of which premises and equipment	0	0	0	0	13	4	17
Total assets of consolidated VIEs	0	674	2,257	267	1,891	1,174	6,263
Customer deposits	0	0	0	0	0	1	1
Trading liabilities	0	0	0	0	10	0	10
Short-term borrowings	0	4,178	0	0	0	0	4,178
Long-term debt	0	0	1,701	0	10	35	1,746
Other liabilities	0	53	1	3	72	78	207
Total liabilities of consolidated VIEs	0	4,231	1,702	3	92	114	6,142
2019 (CHF million)
Cash and due from banks	6	1	71	11	39	10	138
Trading assets	75	0	1,554	82	1,063	14	2,788
Other investments	0	0	0	113	1,052	247	1,412
Net loans	0	325	53	1	29	241	649
Other assets	1	21	638	4	67	943	1,674
of which loans held-for-sale	0	0	93	0	0	0	93
of which premises and equipment	0	0	0	0	17	8	25
Total assets of consolidated VIEs	82	347	2,316	211	2,250	1,455	6,661
Trading liabilities	0	0	0	0	8	0	8
Short-term borrowings	0	4,885	0	0	0	0	4,885
Long-term debt	7	0	1,614	1	13	36	1,671
Other liabilities	0	54	1	4	91	146	296
Total liabilities of consolidated VIEs	7	4,939	1,615	5	112	182	6,860

Non-consolidated VIEs
The non-consolidated VIEs table provides the carrying amounts and classification of the assets of variable interests recorded in the Bank’s consolidated balance sheets, maximum exposure to loss and total assets of the non-consolidated VIEs.
Certain VIEs have not been included in the following table, including VIEs structured by third parties in which the Bank’s interest is in the form of securities held in the Bank’s inventory, certain repurchase financings to funds and single-asset financing vehicles not sponsored by the Bank to which the Bank provides financing but has very little risk of loss due to over-collateralization and/or guarantees, failed sales where the Bank does not have any other holdings and other entities out of scope.
Non-consolidated VIEs
				Financial intermediation
end of	CDO/ CLO	CP Conduit	[1]	Securi- tizations	Funds	Loans	Other	Total
2020 (CHF million)
Trading assets	250	0		4,500	1,113	66	8,617	14,546
Net loans	357	371		734	1,967	6,989	939	11,357
Other assets	2	0		3	110	0	344	459
Total variable interest assets	609	371		5,237	3,190	7,055	9,900	26,362
Maximum exposure to loss	852	5,538		7,329	3,190	11,235	10,226	38,370
Total assets of non-consolidated VIEs	8,553	11,148		127,785	87,618	26,186	25,759	287,049
2019 (CHF million)
Trading assets	230	0		4,897	962	109	4,311	10,509
Net loans	456	325		904	1,945	7,930	709	12,269
Other assets	3	0		26	513	0	380	922
Total variable interest assets	689	325		5,827	3,420	8,039	5,400	23,700
Maximum exposure to loss	785	6,484		7,664	3,425	12,239	5,937	36,534
Total assets of non-consolidated VIEs	8,057	13,488		141,608	127,558	25,590	14,274	330,575
1 Includes liquidity facilities provided to third-party CP conduits through Alpine Securities Ltd. Prior period has been adjusted to conform to the current presentation.

35 Financial instruments
> Refer to “Note 36 – Financial instruments” in VI – Consolidated financial statements – Credit Suisse Group for further information.
Assets and liabilities measured at fair value on a recurring basis
end of 2020	Level 1	Level 2	Level 3	Netting impact	[1]	Assets measured at net asset value per share	[2]	Total
Assets (CHF million)
Cash and due from banks	0	525	0	–		–		525
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	57,994	0	–		–		57,994
Securities received as collateral	44,074	6,598	101	–		–		50,773
Trading assets	87,746	181,303	7,535	(119,731)		658		157,511
of which debt securities	16,321	45,903	2,253	–		55		64,532
of which foreign government	15,908	11,909	140	–		–		27,957
of which corporates	353	9,936	1,270	–		55		11,614
of which RMBS	0	20,882	557	–		–		21,439
of which equity securities	60,080	2,466	124	–		603		63,273
of which derivatives	9,297	132,054	3,911	(119,731)		–		25,531
of which interest rate products	3,036	71,043	733	–		–		–
of which foreign exchange products	42	24,259	143	–		–		–
of which equity/index-related products	6,150	31,945	1,186	–		–		–
of which other derivatives	22	110	1,079	–		–		–
of which other trading assets	2,048	880	1,247	–		–		4,175
Investment securities	1	604	0	–		–		605
Other investments	13	6	3,054	–		720		3,793
of which other equity investments	13	6	2,132	–		609		2,760
of which life finance instruments	0	0	920	–		–		920
Loans	0	7,739	3,669	–		–		11,408
of which commercial and industrial loans	0	2,187	1,347	–		–		3,534
of which financial institutions	0	3,506	1,082	–		–		4,588
Other intangible assets (mortgage servicing rights)	0	0	180	–		–		180
Other assets	137	7,315	1,825	(904)		–		8,373
of which failed purchases	109	1,229	51	–		–		1,389
of which loans held-for-sale	0	4,870	1,576	–		–		6,446
Total assets at fair value	131,971	262,084	16,364	(120,635)		1,378		291,162
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

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 2020	Level 1	Level 2	Level 3	Netting impact	[1]	Liabilities measured at net asset value per share	[2]	Total
Liabilities (CHF million)
Due to banks	0	413	0	–		–		413
Customer deposits	0	3,895	448	–		–		4,343
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	13,688	0	–		–		13,688
Obligation to return securities received as collateral	44,074	6,598	101	–		–		50,773
Trading liabilities	33,543	138,018	4,246	(129,937)		1		45,871
of which equity securities	20,527	111	55	–		1		20,694
of which derivatives	10,535	132,956	4,191	(129,937)		–		17,745
of which interest rate products	3,264	68,229	169	–		–		–
of which foreign exchange products	51	28,819	72	–		–		–
of which equity/index-related products	7,149	30,612	2,010	–		–		–
of which credit derivatives	0	4,663	1,335	–		–		–
Short-term borrowings	0	10,039	701	–		–		10,740
Long-term debt	0	62,957	7,286	–		–		70,243
of which structured notes over one year and up to two years	0	11,787	1,133	–		–		12,920
of which structured notes over two years	0	28,330	5,526	–		–		33,856
of which high-trigger instruments	0	10,627	0	–		–		10,627
Other liabilities	0	6,675	1,250	(169)		–		7,756
Total liabilities at fair value	77,617	242,283	14,032	(130,106)		1		203,827
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

Assets and liabilities measured at fair value on a recurring basis for level 3
								Trading revenues		Other revenues		Accumulated other comprehensive income
2020	Balance at beginning of period	Transfers in	Transfers out	Purchases	Sales	Issuances	Settlements	On transfers out	On all other	On transfers out	On all other	On transfers out	On all other	Foreign currency translation impact	Balance at end of period	Changes in unrealized gains/losses	[1]
Assets (CHF million)
Securities received as collateral	1	0	0	213	(106)	0	0	0	0	0	0	0	0	(7)	101	0
Trading assets	7,885	3,255	(3,271)	6,304	(6,740)	2,064	(2,968)	290	1,598	0	5	0	0	(887)	7,535	1,377
of which debt securities	1,923	2,078	(1,775)	3,811	(3,493)	0	0	1	14	0	5	0	0	(311)	2,253	166
of which corporates	1,128	703	(809)	2,685	(2,464)	0	0	26	211	0	0	0	0	(210)	1,270	196
of which derivatives	3,534	995	(1,207)	0	0	2,064	(2,891)	213	1,607	0	1	0	0	(405)	3,911	1,323
of which equity/index-related products	1,040	255	(519)	0	0	507	(743)	107	725	0	0	0	0	(186)	1,186	752
of which other derivatives	909	0	0	0	0	303	(326)	(1)	291	0	0	0	0	(97)	1,079	310
of which other trading assets	2,231	119	(246)	2,420	(3,189)	0	(77)	72	76	0	(1)	0	0	(158)	1,247	(87)
Other investments	2,523	8	0	442	(194)	0	0	0	112	0	286	0	0	(123)	3,054	409
of which other equity investments	1,463	7	0	408	(22)	0	0	0	13	0	293	0	0	(30)	2,132	298
of which life finance instruments	1,052	0	0	34	(172)	0	0	0	99	0	0	0	0	(93)	920	112
Loans [2]	3,835	1,268	(549)	437	(640)	1,170	(1,435)	52	(164)	0	1	0	0	(306)	3,669	(97)
of which commercial and industrial loans [2]	1,402	446	(170)	184	(442)	610	(435)	6	(150)	0	1	0	0	(105)	1,347	(183)
of which financial institutions	1,201	238	(245)	0	(31)	499	(531)	20	43	0	0	0	0	(112)	1,082	47
Other intangible assets (mortgage servicing rights)	244	0	0	0	0	0	0	0	0	0	(44)	0	0	(20)	180	(44)
Other assets	1,846	1,440	(709)	4,553	(4,595)	547	(995)	(17)	(14)	0	0	0	0	(231)	1,825	(48)
of which loans held-for-sale	1,619	1,380	(665)	4,504	(4,567)	547	(994)	(41)	4	0	0	0	0	(211)	1,576	(73)
Total assets at fair value	16,334	5,971	(4,529)	11,949	(12,275)	3,781	(5,398)	325	1,532	0	248	0	0	(1,574)	16,364	1,597
Liabilities (CHF million)
Customer deposits	474	0	0	0	0	0	(27)	0	7	0	0	0	10	(16)	448	46
Obligation to return securities received as collateral	1	0	0	213	(106)	0	0	0	0	0	0	0	0	(7)	101	0
Trading liabilities	3,854	848	(1,614)	471	(310)	2,146	(2,375)	260	1,428	0	0	0	0	(462)	4,246	1,653
of which derivatives	3,801	829	(1,611)	198	(8)	2,146	(2,375)	259	1,410	0	0	0	0	(458)	4,191	1,646
of which equity/index-related derivatives	1,921	248	(954)	0	0	776	(536)	167	644	0	0	0	0	(256)	2,010	1,162
of which credit derivatives	1,211	539	(562)	0	0	1,111	(1,425)	85	502	0	0	0	0	(126)	1,335	277
Short-term borrowings	997	37	(294)	0	0	1,307	(1,189)	4	(62)	0	0	0	0	(99)	701	94
Long-term debt	12,749	3,089	(7,478)	0	0	5,891	(5,622)	568	(690)	0	0	99	(82)	(1,238)	7,286	209
of which structured notes over one year and up to two years	891	689	(676)	0	0	1,022	(690)	40	(38)	0	0	1	(1)	(105)	1,133	(19)
of which structured notes over two years	11,458	1,614	(6,479)	0	0	4,766	(4,577)	532	(683)	0	0	98	(92)	(1,111)	5,526	224
Other liabilities	1,367	160	(183)	266	(277)	129	(390)	(33)	37	0	289	0	0	(115)	1,250	64
Total liabilities at fair value	19,442	4,134	(9,569)	950	(693)	9,473	(9,603)	799	720	0	289	99	(72)	(1,937)	14,032	2,066
Net assets/(liabilities) at fair value	(3,108)	1,837	5,040	10,999	(11,582)	(5,692)	4,205	(474)	812	0	(41)	(99)	72	363	2,332	(469)
1
Changes in unrealized gains/(losses) on total assets at fair value and changes in unrealized (gains)/losses on total liabilities at fair value relating to assets and liabilities held at period end are included in net revenues or accumulated other comprehensive income. As of 2020, changes in net unrealized gains/(losses) of CHF (667) million and CHF 296 million were recorded in trading revenues and other revenues, respectively, and changes in unrealized (gains)/losses of CHF 98 million were recorded in Gains/(losses) on liabilities relating to credit risk in Accumulated other comprehensive income/(loss).

2 Includes an adjustment of CHF 119 million reflecting the impact of applying the fair value option on certain loans (previously held at amortized cost) at the adoption of the ASU 2019-05.
508 / 509

Assets and liabilities measured at fair value on a recurring basis for level 3 (continued)
								Trading revenues		Other revenues		Accumulated other comprehensive income
2019	Balance at beginning of period	Transfers in	Transfers out	Purchases	Sales	Issuances	Settlements	On transfers out	On all other	On transfers out	On all other	On transfers out	On all other	Foreign currency translation impact	Balance at end of period	Changes in unrealized gains/losses	[1]
Assets (CHF million)
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	0	(12)	0	0	12	0	0	0	0	0	0	0	0	0	0
Securities received as collateral	30	0	0	2	(31)	0	0	0	0	0	0	0	0	0	1	0
Trading assets	8,980	1,600	(2,723)	16,544	(17,005)	1,142	(1,641)	(80)	1,281	0	0	0	0	(213)	7,885	1,085
of which debt securities	2,242	793	(1,508)	4,037	(3,537)	0	0	17	(41)	0	0	0	0	(80)	1,923	146
of which corporates	1,260	485	(843)	3,076	(2,768)	0	0	21	(52)	0	0	0	0	(51)	1,128	153
of which derivatives	3,298	592	(734)	0	0	1,142	(1,616)	(92)	1,034	0	0	0	0	(90)	3,534	957
of which equity/index-related products	1,054	224	(400)	0	0	361	(402)	(80)	316	0	0	0	0	(33)	1,040	404
of which credit derivatives	673	282	(244)	0	0	390	(765)	(6)	565	0	0	0	0	(16)	879	320
of which other derivatives	806	6	(1)	0	0	303	(317)	0	128	0	0	0	0	(16)	909	266
of which other trading assets	3,308	132	(424)	12,333	(13,384)	0	(25)	(2)	333	0	0	0	0	(40)	2,231	(43)
Other investments	1,309	48	(6)	1,184	(194)	0	0	0	151	0	56	0	0	(25)	2,523	328
of which other equity investments	227	48	(6)	1,134	10	0	0	0	1	0	56	0	0	(7)	1,463	83
of which life finance instruments	1,067	0	0	39	(186)	0	0	0	150	0	0	0	0	(18)	1,052	181
Loans	4,324	731	(470)	255	(275)	1,436	(2,170)	4	(64)	0	0	0	0	(55)	3,716	(8)
of which commercial and industrial loans	1,949	269	(335)	49	(194)	346	(734)	0	(49)	0	0	0	0	(18)	1,283	(9)
of which financial institutions	1,391	414	(76)	5	(81)	524	(957)	0	(9)	0	0	0	0	(10)	1,201	10
of which government and public institutions	446	48	(58)	199	0	251	(28)	2	(9)	0	0	0	0	(21)	830	(12)
Other intangible assets (mortgage servicing rights)	163	0	0	85	0	0	0	0	0	0	2	0	0	(6)	244	2
Other assets	1,543	470	(283)	1,970	(1,913)	703	(565)	17	(48)	0	0	0	0	(48)	1,846	29
of which loans held-for-sale	1,235	444	(222)	1,718	(1,693)	703	(564)	3	36	0	0	0	0	(41)	1,619	51
Total assets at fair value	16,349	2,849	(3,494)	20,040	(19,418)	3,293	(4,376)	(59)	1,320	0	58	0	0	(347)	16,215	1,436
Liabilities (CHF million)
Customer deposits	453	0	0	0	0	6	(34)	0	23	0	0	0	51	(25)	474	29
Obligation to return securities received as collateral	30	0	0	2	(31)	0	0	0	0	0	0	0	0	0	1	0
Trading liabilities	3,589	743	(723)	874	(891)	2,079	(2,478)	108	626	0	0	0	0	(73)	3,854	1,019
of which derivatives	3,527	723	(714)	1	(4)	2,079	(2,478)	108	631	0	0	0	0	(72)	3,801	1,016
of which equity/index-related derivatives	1,500	344	(405)	0	0	692	(761)	92	500	0	0	0	0	(41)	1,921	841
of which credit derivatives	1,140	314	(273)	0	0	1,101	(1,327)	28	249	0	0	0	0	(21)	1,211	147
Short-term borrowings	784	187	(494)	0	0	1,477	(1,151)	30	191	0	0	0	0	(27)	997	127
Long-term debt	12,671	2,707	(4,398)	0	0	6,102	(5,668)	149	1,291	0	0	13	175	(293)	12,749	1,477
of which structured notes over two years	11,800	2,286	(3,708)	0	0	4,546	(4,744)	94	1,256	0	0	13	173	(258)	11,458	1,301
Other liabilities	1,327	51	(80)	80	(131)	114	(377)	(4)	65	0	346	0	0	(24)	1,367	58
Total liabilities at fair value	18,854	3,688	(5,695)	956	(1,053)	9,778	(9,708)	283	2,196	0	346	13	226	(442)	19,442	2,710
Net assets/(liabilities) at fair value	(2,505)	(839)	2,201	19,084	(18,365)	(6,485)	5,332	(342)	(876)	0	(288)	(13)	(226)	95	(3,227)	(1,274)
1
Changes in unrealized gains/(losses) on total assets at fair value and changes in unrealized (gains)/losses on total liabilities at fair value relating to assets and liabilities held at period end are included in net revenues. As of 2019, changes in net unrealized gains/(losses) of CHF (1,423) million and CHF 149 million were recorded in trading revenues and other revenues, respectively.

> Refer to “Note 36 – Financial instruments” in VI – Consolidated financial statements – Credit Suisse Group for qualitative information about level 3 assets and liabilities measured at fair value on a recurring basis.
510 / 511

Fair value, unfunded commitments and term of redemption conditions of investment funds measured at NAV per share
	2020						2019
end of	Non- redeemable		Redeemable		Total fair value	Unfunded commit- ments	Non- redeemable		Redeemable		Total fair value	Unfunded commit- ments
Fair value of investment funds and unfunded commitments (CHF million)
Funds held in trading assets and trading liabilities	138		519		657	45	58		748		806	53
Private equity funds	92		0		92	77	321		0		321	161
Hedge funds	12		7		19	0	21		65		86	0
Equity method investment funds	322		287		609	226	187		402		589	14
Funds held in other investments	426		294		720	303	529		467		996	175
Fair value of investment funds and unfunded commitments	564	[1]	813	[2]	1,377	348	587	[3]	1,215	[4]	1,802	228
1 CHF 190 million of the underlying assets have known liquidation periods and for CHF 374 million, the timing of liquidation is unknown.
2
CHF 540 million of the redeemable on demand with a notice period of primarily less than 30 day. CHF 4 million of the investment funds had restrictions on redemptions, which have a redemption restriction of less than 1 year.

3 CHF 162 million of the underlying assets have known liquidation periods and for CHF 425 million, the timing of liquidation is unknown.
4
CHF 724 million of the redeemable on demand with a notice period of primarily less than 30 day. CHF 13 million of the investment funds had restrictions on redemptions, which have a redemption restriction of less than 1 year.

Assets measured at fair value on a nonrecurring basis
end of 2020	Level 1	Level 2	Level 3	Total
Assets (CHF million)
Other investments	0	217	326	543
of which equity method investments	0	0	303	303
of which equity securities (without a readily determinable fair value)	0	217	10	227
Net loans	0	67	4	71
Other assets	0	104	97	201
of which loans held-for-sale	0	97	39	136
of which premises, equipment and right-of-use assets	0	4	54	58
Total assets recorded at fair value on a nonrecurring basis	0	388	427	815
Liabilities (CHF million)
Other liabilities	0	0	14	14
of which commitments held-for-sale	0	0	14	14
Total liabilities recorded at fair value on a nonrecurring basis	0	0	14	14

end of 2019
Assets (CHF million)
Other investments	0	0	1	1
Other intangible assets	0	0	10	10
Other assets	0	0	60	60
of which loans held-for-sale	0	0	29	29
of which premises, equipment and right-of-use assets	0	0	5	5
of which real estate held-for-sale	0	0	26	26
Total assets recorded at fair value on a nonrecurring basis	0	0	71	71
Liabilities (CHF million)
Other liabilities	0	0	22	22
of which commitments held-for-sale	0	0	22	22
Total liabilities recorded at fair value on a nonrecurring basis	0	0	22	22
> Refer to “Note 36 – Financial instruments” in VI – Consolidated financial statements – Credit Suisse Group for quantitative information about level 3 assets and liabilities measured at fair value on a nonrecurring basis.

Difference between the aggregate fair value and unpaid principal balances of fair value option-elected financial instruments
	2020			2019
end of	Aggregate fair value	Aggregate unpaid principal	Difference	Aggregate fair value	Aggregate unpaid principal	Difference
Financial instruments (CHF million)
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	57,994	57,895	99	85,556	85,463	93
Loans	11,408	12,079	(671)	12,661	13,103	(442)
Other assets [1]	7,834	10,090	(2,256)	9,710	12,006	(2,296)
Due to banks and customer deposits	(578)	(489)	(89)	(582)	(508)	(74)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(13,688)	(13,672)	(16)	(10,823)	(10,827)	4
Short-term borrowings	(10,740)	(10,632)	(108)	(11,333)	(11,187)	(146)
Long-term debt [2]	(70,243)	(73,175)	2,932	(69,406)	(71,177)	1,771
Other liabilities	(616)	(1,569)	953	(709)	(1,681)	972

Non-performing and non-interest-earning loans [3]	543	3,364	(2,821)	543	3,235	(2,692)
1 Primarily loans held-for-sale.
2
Long-term debt includes both principal-protected and non-principal protected instruments. For non-principal-protected instruments, the original notional amount has been reported in the aggregate unpaid principal.

3 Included in loans or other assets.
Gains and losses on financial instruments
	2020		2019		2018
in	Net gains/ (losses)		Net gains/ (losses)		Net gains/ (losses)
Financial instruments (CHF million)
Interest-bearing deposits with banks	15	[1]	29	[1]	2	[1]
of which related to credit risk	0		11		(10)
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	1,198	[1]	2,696	[1]	2,451	[1]
Other investments	397	[2]	268	[3]	241	[2]
of which related to credit risk	1		2		(1)
Loans	510	[1]	908	[1]	717	[1]
of which related to credit risk	(181)		26		(296)
Other assets	489	[1]	892	[1]	770	[1]
of which related to credit risk	(106)		111		61
Due to banks and customer deposits	(10)	[3]	(29)	[3]	(39)	[3]
of which related to credit risk	0		1		(37)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(58)	[1]	(612)	[1]	(890)	[1]
Short-term borrowings	(687)	[3]	(50)	[3]	2,807	[3]
of which related to credit risk	0		8		(5)
Long-term debt	(2,349)	[3]	(7,950)	[3]	4,375	[3]
of which related to credit risk	11		(5)		7
Other liabilities	(20)	[3]	92	[2]	72	[2]
of which related to credit risk	(15)		50		4
1 Primarily recognized in net interest income.
2 Primarily recognized in other revenues.
3 Primarily recognized in trading revenues.

Gains/(losses) attributable to changes in instrument-specific credit risk on fair value option elected liabilities
	Gains/(losses) recorded into AOCI			[1]	Gains/(losses) recorded in AOCI transferred to net income		[1]
in	2020	Cumulative	2019		2020	2019
Financial instruments (CHF million)
Customer deposits	(9)	(75)	(51)		0	0
Short-term borrowings	(13)	(66)	(2)		1	2
Long-term debt	24	(2,457)	(2,125)		155	190
of which treasury debt over two years	188	(729)	(1,133)		0	0
of which structured notes over two years	(177)	(1,602)	(769)		155	179
Total	2	(2,598)	(2,178)		156	192
1 Amounts are reflected gross of tax.
Carrying value and fair value of financial instruments not carried at fair value
	Carrying value	Fair value
end of		Level 1	Level 2	Level 3	Total
2020 (CHF million)
Financial assets
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	21,139	0	21,139	0	21,139
Loans	285,570	0	281,097	14,534	295,631
Other financial assets [1]	154,441	137,763	16,399	302	154,464
Financial liabilities
Due to banks and customer deposits	403,704	235,477	168,262	0	403,739
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	10,256	0	10,256	0	10,256
Short-term borrowings	10,568	0	10,569	0	10,569
Long-term debt	90,035	0	90,716	2,317	93,033
Other financial liabilities [2]	16,131	0	15,694	403	16,097
2019 (CHF million)
Financial assets
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	21,441	0	21,441	0	21,441
Loans	287,815	0	285,575	11,562	297,137
Other financial assets [1]	114,267	100,765	12,769	719	114,253
Financial liabilities
Due to banks and customer deposits	398,032	190,251	207,786	0	398,037
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	16,818	0	16,818	0	16,818
Short-term borrowings	17,536	0	17,536	0	17,536
Long-term debt	81,593	0	83,081	1,123	84,204
Other financial liabilities [2]	16,508	0	16,343	168	16,511
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
Assets pledged
end of	2020	2019
CHF million
Total assets pledged or assigned as collateral	144,355	121,800
of which encumbered	71,471	59,013
Prior period has been corrected.
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
Collateral
end of	2020	2019
CHF million
Fair value of collateral received with the right to sell or repledge	413,154	412,765
of which sold or repledged	184,837	185,935
Other information
end of	2020	2019
CHF million
Swiss National Bank required minimum liquidity reserves	2,092	2,059
Other restricted cash, securities and receivables [1]	4,441	4,703
1
Includes cash, securities and receivables recorded on the Group’s consolidated balance sheets and restricted under Swiss or foreign regulations for financial institutions; excludes restricted cash, securities and receivables held on behalf of clients which are not recorded on the Group’s consolidated balance sheet. Prior periods have been adjusted to conform to the current presentation.

> Refer to “Note 37 – Assets pledged and collateral” in VI – Consolidated financial statements – Credit Suisse Group for further information.
37 Capital adequacy
The Bank is subject to the Basel III framework, as implemented in Switzerland, as well as Swiss legislation and regulations for systemically important banks (Swiss Requirements). The Bank, which is subject to regulation by FINMA, has based its capital adequacy calculations on US GAAP financial statements, as permitted by FINMA Circular 2013/1.
> Refer to “Note 38 – Capital adequacy” in VI – Consolidated financial statements – Credit Suisse Group for further information.
As of December 31, 2020 and 2019, the Bank’s capital position exceeded its capital requirements under the regulatory provisions outlined under Swiss Requirements.
Broker-dealer operations
Certain of the Bank’s broker-dealer subsidiaries are also subject to capital adequacy requirements. As of December 31, 2020 and 2019, the Bank and its subsidiaries complied with all applicable regulatory capital adequacy requirements.
Dividend restrictions
Certain of the Bank’s subsidiaries are subject to legal restrictions governing the amount of dividends they can pay (for example, pursuant to corporate law as defined by the Swiss Code of Obligations).
As of December 31, 2020 and 2019, Credit Suisse AG was not subject to restrictions on its ability to pay the proposed dividends.

Swiss metrics
end of	2020		2019
Swiss capital (CHF million)
Swiss CET1 capital	40,691		41,899
Going concern capital [1]	55,648		53,990
Gone concern capital	41,857		41,136
Total loss-absorbing capacity (TLAC)	97,505		95,126
Swiss risk-weighted assets and leverage exposure (CHF million)
Swiss risk-weighted assets	276,157		291,651
Leverage exposure	792,862	[2]	915,814
Swiss capital ratios (%)
Swiss CET1 ratio	14.7		14.4
Going concern capital ratio	20.2		18.5
Gone concern capital ratio	15.2		14.1
TLAC ratio	35.3		32.6
Swiss leverage ratios (%)
Swiss CET1 leverage ratio	5.1		4.6
Going concern leverage ratio	7.0		5.9
Gone concern leverage ratio	5.3	[3]	4.5
TLAC leverage ratio	12.3		10.4
Swiss capital ratio requirements (%)
Swiss CET1 ratio requirement	10.0		9.68
Going concern capital ratio requirement	14.3		13.58
Gone concern capital ratio requirement	14.3		11.6
TLAC ratio requirement	28.6		25.18
Swiss leverage ratio requirements (%)
Swiss CET1 leverage ratio requirement	3.5		3.2
Going concern leverage ratio requirement	5.0		4.5
Gone concern leverage ratio requirement	5.0		4.0
TLAC leverage ratio requirement	10.0		8.5
The Swiss capital requirements have been fully phased-in as of January 1, 2020 and the 2019 balances are presented on a comparative basis. Does not include the effects of the countercyclical buffers and any rebates for resolvability and for certain tier 2 low-trigger instruments recognized in gone concern capital.

1
Amounts are shown on a look-through basis. Certain tier 2 instruments and their related tier 2 amortization components are subject to phase out through 2022. As of 2020 and 2019, gone concern capital was CHF  42,203 million and CHF 38,574 million, including CHF 346 million and CHF 372 million, respectively, of such instruments.

2 Excludes CHF 124,218 million of cash held at central banks, after adjusting for the dividend paid in 2020.
3
The gone concern ratio would be 4.6%, if calculated using a leverage exposure of CHF  917,080 million, without the temporary exclusion of cash held at central banks, after adjusting for the dividend paid in 2020, of CHF 124,218 million.

38 Assets under management
The following disclosure provides information regarding client assets, assets under management and net new assets as regulated by FINMA.
> Refer to “Note 39 – Assets under management” in VI – Consolidated financial statements – Credit Suisse Group for further information.
Assets under management
end of	2020	2019
CHF billion
Assets in collective investment instruments managed by Credit Suisse	210.7	205.7
Assets with discretionary mandates	267.3	277.5
Other assets under management	1,029.0	1,017.5
Assets under management (including double counting)	1,507.0	1,500.7
of which double counting	48.8	50.2
Changes in assets under management
	2020	2019
Assets under management (CHF billion)
Balance at beginning of period [1]	1,500.7	1,336.8
Net new assets/(net asset outflows)	43.4	80.3
Market movements, interest, dividends and foreign exchange	(14.5)	107.4
of which market movements, interest and dividends [2]	53.2	127.1
of which foreign exchange	(67.7)	(19.7)
Other effects	(22.6)	(23.8)
Balance at end of period	1,507.0	1,500.7
1 Including double counting.
2 Net of commissions and other expenses and net of interest expenses charged.
39 Litigation
> Refer to “Note 40 – Litigation” in VI – Consolidated financial statements – Credit Suisse Group for further information.

40 Significant subsidiaries and equity method investments
The entities presented in the table below generally include subsidiaries with total assets over CHF 100 million or net income attributable to shareholders over CHF 10 million. Also included are entities which are deemed regionally significant or otherwise relevant from an operational perspective.
Significant subsidiaries
Company name	Domicile	Currency	Nominal capital in million	Equity interest in %
End of 2020
Credit Suisse AG
Alpine Securitization LTD	George Town, Cayman Islands	USD	83.0	100
Asset Management Finance LLC	Wilmington, United States	USD	167.4	100
Banco Credit Suisse (Brasil) S.A.	São Paulo, Brazil	BRL	53.6	100
Banco Credit Suisse (Mexico), S.A.	Mexico City, Mexico	MXN	1,716.7	100
Banco de Investimentos Credit Suisse (Brasil) S.A.	São Paulo, Brazil	BRL	164.8	100
Bank-now AG	Horgen, Switzerland	CHF	30.0	100
Boston Re Ltd.	Hamilton, Bermuda	USD	2.0	100
Casa de Bolsa Credit Suisse (Mexico), S.A. de C.V.	Mexico City, Mexico	MXN	274.0	100
Column Financial, Inc.	Wilmington, United States	USD	0.0	100
Credit Suisse (Australia) Limited	Sydney, Australia	AUD	34.1	100
Credit Suisse (Brasil) S.A. Corretora de Titulos e Valores Mobiliarios	São Paulo, Brazil	BRL	98.4	100
Credit Suisse (Deutschland) Aktiengesellschaft	Frankfurt, Germany	EUR	130.0	100
Credit Suisse (Hong Kong) Limited	Hong Kong, China	HKD	8,192.9	100
Credit Suisse (Italy) S.p.A.	Milan, Italy	EUR	170.0	100
Credit Suisse (Luxembourg) S.A.	Luxembourg, Luxembourg	CHF	230.9	100
Credit Suisse (Qatar) LLC	Doha, Qatar	USD	29.0	100
Credit Suisse (Schweiz) AG	Zurich, Switzerland	CHF	100.0	100
Credit Suisse (Singapore) Limited	Singapore, Singapore	SGD	743.3	100
Credit Suisse (UK) Limited	London, United Kingdom	GBP	245.2	100
Credit Suisse (USA), Inc.	Wilmington, United States	USD	0.0	100
Credit Suisse Asset Management (UK) Holding Limited	London, United Kingdom	GBP	144.2	100
Credit Suisse Asset Management Immobilien Kapitalanlagegesellschaft mbH	Frankfurt, Germany	EUR	6.1	100
Credit Suisse Asset Management International Holding Ltd	Zurich, Switzerland	CHF	20.0	100
Credit Suisse Asset Management Investments Ltd	Zurich, Switzerland	CHF	0.1	100
Credit Suisse Asset Management Limited	London, United Kingdom	GBP	45.0	100
Credit Suisse Asset Management, LLC	Wilmington, United States	USD	1,115.9	100
Credit Suisse Atlas I Investments (Luxembourg) S.à.r.l.	Luxembourg, Luxembourg	USD	0.0	100
Credit Suisse Brazil (Bahamas) Limited	Nassau, Bahamas	USD	70.0	100
Credit Suisse Business Analytics (India) Private Limited	Mumbai, India	INR	40.0	100
Credit Suisse Capital LLC	Wilmington, United States	USD	2,137.3	100
Credit Suisse Entrepreneur Capital AG	Zurich, Switzerland	CHF	15.0	100
Credit Suisse Equities (Australia) Limited	Sydney, Australia	AUD	62.5	100
Credit Suisse Finance (India) Private Limited	Mumbai, India	INR	1,050.1	100
Credit Suisse First Boston (Latam Holdings) LLC	George Town, Cayman Islands	USD	28.8	100
Credit Suisse First Boston Finance B.V.	Amsterdam, The Netherlands	EUR	0.0	100
Credit Suisse First Boston Mortgage Capital LLC	Wilmington, United States	USD	356.6	100
Credit Suisse First Boston Next Fund, Inc.	Wilmington, United States	USD	0.0	100
Credit Suisse Fund Management S.A.	Luxembourg, Luxembourg	CHF	0.3	100

Significant subsidiaries (continued)
Company name	Domicile	Currency	Nominal capital in million	Equity interest in %
Credit Suisse Fund Services (Luxembourg) S.A.	Luxembourg, Luxembourg	CHF	1.5	100
Credit Suisse Funds AG	Zurich, Switzerland	CHF	7.0	100
Credit Suisse Hedging-Griffo Corretora de Valores S.A.	São Paulo, Brazil	BRL	29.6	100
Credit Suisse Holding Europe (Luxembourg) S.A.	Luxembourg, Luxembourg	CHF	32.6	100
Credit Suisse Holdings (Australia) Limited	Sydney, Australia	AUD	3.0	100
Credit Suisse Holdings (USA), Inc.	Wilmington, United States	USD	550.0	100
Credit Suisse Istanbul Menkul Degerler A.S.	Istanbul, Turkey	TRY	10.0	100
Credit Suisse Life & Pensions AG	Vaduz, Liechtenstein	CHF	15.0	100
Credit Suisse Life (Bermuda) Ltd.	Hamilton, Bermuda	USD	0.5	100
Credit Suisse Loan Funding LLC	Wilmington, United States	USD	1.7	100
Credit Suisse Management LLC	Wilmington, United States	USD	891.4	100
Credit Suisse Prime Securities Services (USA) LLC	Wilmington, United States	USD	73.3	100
Credit Suisse PSL GmbH	Zurich, Switzerland	CHF	0.0	100
Credit Suisse Saudi Arabia	Riyadh, Saudi Arabia	SAR	737.5	100
Credit Suisse Securities (Canada), Inc.	Toronto, Canada	CAD	3.4	100
Credit Suisse Securities (Europe) Limited	London, United Kingdom	USD	3,859.3	100
Credit Suisse Securities (Hong Kong) Limited	Hong Kong, China	HKD	2,080.9	100
Credit Suisse Securities (India) Private Limited	Mumbai, India	INR	2,214.7	100
Credit Suisse Securities (Japan) Limited	Tokyo, Japan	JPY	78,100.0	100
Credit Suisse Securities (Johannesburg) Proprietary Limited - in liquidation	Johannesburg, South Africa	ZAR	0.0	100
Credit Suisse Securities (Malaysia) Sdn. Bhd.	Kuala Lumpur, Malaysia	MYR	100.0	100
Credit Suisse Securities (Singapore) Pte Limited	Singapore, Singapore	SGD	30.0	100
Credit Suisse Securities, Sociedad de Valores, S.A.	Spain, Madrid	EUR	5.3	100
Credit Suisse Securities (Thailand) Limited	Bangkok, Thailand	THB	500.0	100
Credit Suisse Securities (USA) LLC	Wilmington, United States	USD	2,200.7	100
Credit Suisse Services (India) Private Limited	Pune, India	INR	0.1	100
Credit Suisse Services (USA) LLC	Wilmington, United States	USD	15.4	100
CS Non-Traditional Products Ltd.	Nassau, Bahamas	USD	0.1	100
DLJ Mortgage Capital, Inc.	Wilmington, United States	USD	0.0	100
Fides Treasury Services AG	Zurich, Switzerland	CHF	2.0	100
JSC "Bank Credit Suisse (Moscow)"	Moscow, Russia	USD	37.8	100
Lime Residential, Ltd.	Nassau, Bahamas	USD	100.0	100
LLC "Credit Suisse Securities (Moscow)"	Moscow, Russia	RUB	97.1	100
Merban Equity AG	Zug, Switzerland	CHF	0.1	100
Solar Investco II Ltd.	George Town, Cayman Islands	USD	0.0	100
SP Holding Enterprises Corp.	Wilmington, United States	USD	0.0	100
SR Lease Co VI Ltd.	Cayman Islands	USD	0.0	100
PT Credit Suisse Sekuritas Indonesia	Jakarta, Indonesia	IDR	235,000.0	99
Credit Suisse Hypotheken AG	Zurich, Switzerland	CHF	0.1	98
Credit Suisse International	London, United Kingdom	USD	11,366.2	98	[1]
Credit Suisse Founder Securities Limited	Beijing, China	CNY	1,089.0	51
1 Remaining 2% held directly by Credit Suisse Group AG. 98% of voting rights and 98% of equity interest held by Credit Suisse AG.

Significant equity method investments
Company name	Domicile	Equity interest in %
End of 2020
Credit Suisse AG
Swisscard AECS GmbH	Horgen, Switzerland	50
Stockbrokers Holdings Pty Ltd.	Melbourne, Australia	23
ICBC Credit Suisse Asset Management Co., Ltd.	Beijing, China	20
ALLFUNDS (UK) LIMITED	London, United Kingdom	14
York Capital Management Global Advisors, LLC	New York, United States	5	[1]
Holding Verde Empreendimentos e Participações S.A.	São Paulo, Brazil	0	[1]
1 The Bank holds a significant noncontrolling interest.
41 Significant valuation and income recognition differences between US GAAP and Swiss GAAP banking law (true and fair view)
> Refer to “Note 44 – Significant valuation and income recognition differences between US GAAP and Swiss GAAP banking law (true and fair view)” in VI – Consolidated financial statements – Credit Suisse Group for further information.

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
The CEO and CFO concluded that, as of December 31, 2020, the design and operation of the Bank’s disclosure controls and procedures were effective, in all material respects, to ensure that information required to be disclosed in reports filed and submitted under the Exchange Act is recorded, processed, summarized and reported as and when required.
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
Management has made an evaluation and assessment of the Bank’s internal control over financial reporting as of December 31, 2020 using the criteria issued in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in “Internal Control – Integrated Framework”.
Based upon its review and evaluation, management, including the Bank CEO and CFO, has concluded that the Bank’s internal control over financial reporting is effective as of December 31, 2020.
The Bank’s independent registered public accounting firm, PricewaterhouseCoopers AG, has issued an unqualified opinion on the effectiveness of the Bank’s internal control over financial reporting as of December 31, 2020, as stated in their report.
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
10 Assets and liabilities from securities lending and borrowing, repurchase and reverse repurchase agreements
11 Collateral and impaired loans and receivables
12 Trading assets and liabilities and other financial instruments held at fair value
13 Derivative financial instruments
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
26 Fiduciary transactions
27 Assets under management

Report of the Statutory Auditor
[Report of the statutory auditor intentionally omitted solely for purposes of the filing of Group and Bank’s Annual Report on Form 20-F filed with the US Securities and Exchange Commission]

[Report of the statutory auditor intentionally omitted solely for purposes of the filing of Group and Bank’s Annual Report on Form 20-F filed with the US Securities and Exchange Commission]

Parent company financial statements
Statements of income
	Note	in
		2020	2019
Statements of income (CHF million)
Interest and discount income		6,427	11,621
Interest and dividend income from trading activities		2,289	2,050
Interest and dividend income from financial investments		356	526
Interest expense		(6,079)	(10,947)
Gross income from interest activities		2,993	3,250
(Increase)/release of allowance for default risks and losses from interest activities		(849)	(383)
Net income from interest activities	4	2,144	2,867
Commission income from securities trading and investment activities		2,343	2,208
Commission income from lending activities		743	733
Commission income from other services		164	267
Commission expense		(625)	(557)
Net income from commission and service activities		2,625	2,651
Net income/(loss) from trading activities and fair value option	5	1,689	(702)
Income/(loss) from the disposal of financial investments		(7)	(14)
Income from participations		3,636	2,734
Income from real estate		57	61
Other ordinary income		1,335	1,056
Other ordinary expenses		(85)	(44)
Net income from other ordinary activities		4,936	3,793
Personnel expenses	6	2,120	2,253
General and administrative expenses	7	4,315	4,012
Total operating expenses		6,435	6,265
Impairment of participations, depreciation and amortization of tangible fixed assets and intangible assets	1	4,834	18,288
Increase/(release) of provisions and other valuation adjustments, and losses	8	108	39
Operating profit/(loss)		17	(15,983)
Extraordinary income	8	372	4,952
Extraordinary expenses	8	(6)	0
Taxes	9	(52)	(354)
Net profit/(loss)		331	(11,385)

Balance sheets
	Note	end of
		2020	2019
Assets (CHF million)
Cash and other liquid assets		64,187	34,941
Due from banks		88,246	95,453
Securities borrowing and reverse repurchase agreements	10	71,498	91,275
Due from customers	11	172,051	185,713
Mortgage loans	11	5,378	5,481
Trading assets	12	49,116	51,640
Positive replacement values of derivative financial instruments	13	11,635	8,687
Financial investments	14	25,661	28,540
Accrued income and prepaid expenses		2,525	2,569
Participations		55,743	61,593
Tangible fixed assets		1,926	1,900
Intangible assets		104	151
Other assets	15	605	1,353
Total assets		548,675	569,296
Total subordinated receivables		13,522	13,564
of which receivables subject to contractual mandatory conversion and/or cancellation		3,105	3,105
Liabilities and shareholders' equity
Due to banks		55,641	72,651
Securities lending and repurchase agreements	10	70,306	66,255
Customer deposits		180,087	159,355
Trading liabilities	12	5,704	9,041
Negative replacement values of derivative financial instruments	13	11,040	8,206
Liabilities from other financial instruments held at fair value	12, 18	55,542	58,998
Bonds and mortgage-backed bonds		129,446	154,790
Accrued expenses and deferred income		3,472	4,195
Other liabilities	15	1,561	291
Provisions	20	436	395
Total liabilities		513,235	534,177
Share capital	21	4,400	4,400
Legal capital reserves		38,465	38,475
of which capital contribution reserves		37,901	37,911
Legal income reserves		3,461	3,461
Retained earnings/(accumulated losses) carried forward		(11,217)	168
Net profit/(loss)		331	(11,385)
Total shareholders' equity		35,440	35,119
Total liabilities and shareholders' equity		548,675	569,296
Total subordinated liabilities		61,417	59,676
of which liabilities subject to contractual mandatory conversion and/or cancellation		16,781	15,804

Off-balance sheet transactions
end of	2020	2019
CHF million
Contingent liabilities	16,939	20,525
Irrevocable commitments	93,339	99,925
Obligations for calls on shares and additional payments	44	365
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
Deposit insurance guarantee programs
Deposit-taking banks and securities dealers in Switzerland and certain other European countries are required to ensure the payout of privileged deposits in case of specified restrictions or compulsory liquidation of a deposit-taking bank. In Switzerland, deposit-taking banks and securities dealers jointly guarantee an amount of up to CHF 6 billion. Upon occurrence of a payout event triggered by a specified restriction of business imposed by the Swiss Financial Market Supervisory Authority FINMA (FINMA) or by the compulsory liquidation of another deposit-taking bank, the Bank parent company’s contribution will be calculated based on its share of privileged deposits in proportion to total privileged deposits. Based on FINMA’s estimate for the Bank parent company, the Bank’s share in the deposit insurance guarantee program for the period July 1, 2020 to June 30, 2021 is CHF 40 million. This deposit insurance guarantee is reflected in irrevocable commitments.
> Refer to “Note 24 – Amounts receivable from and amounts payable to related parties” for further information off-balance sheet transactions.
Statement of changes in equity
	Share capital	Legal capital reserves		Legal income reserves	Retained earnings/ (accumula- ted losses) carried forward	Net profit/(loss)	Total share- holders' equity
2020 (CHF million)
Balance at beginning of period	4,400	38,475	[1]	3,461	168	(11,385)	35,119
Appropriation of net loss	–	–		–	(11,385)	11,385	–
Dividends and other distributions	–	(10)		–	–	–	(10)
Net profit	–	–		–	–	331	331
Balance at end of period	4,400	38,465	[1]	3,461	(11,217)	331	35,440
1
Includes capital contribution reserves of CHF 37,911 million at the beginning of the period and CHF 37,901 million at the end of the period. Distributions from capital contribution reserves are free of Swiss withholding tax.

Notes to the financial statements
1 Company details, business developments and subsequent events
Company details
Credit Suisse AG (Bank parent company) is a Swiss bank incorporated as a joint stock corporation (public limited company) with its registered office in Zurich, Switzerland.
The Bank parent company is a wholly owned subsidiary of Credit Suisse Group AG (Group parent company) domiciled in Switzerland.
Number of employees
end of	2020	2019
Full-time equivalents
Switzerland	5,350	5,330
Abroad	3,800	3,720
Total	9,150	9,050
Business developments
Credit Suisse InvestLab AG
Following the completion of the first step of the combination of the Group’s open architecture investment fund platform InvestLab and Allfunds Group in September 2019, the Group successfully completed the second and final step of the combination in March 2020 with the transfer of related distribution agreements to Allfunds Group. The Bank parent company recorded a gain of CHF 350 million in 2020 from this second closing, recorded in extraordinary income.
Valuation of participations
In 2020, the Bank parent company recorded an impairment on participations of CHF 4,458 million. This impairment is reflected in the statements of income in “Impairment of participations, depreciation and amortization of tangible fixed assets and intangible assets”.
COVID-19 pandemic
The pandemic and the consequences for markets and the global economy affected the Bank parent company’s financial performance in 2020, including significant impacts on its provision for credit losses and trading revenues, as well as on net interest income as a result of foreign exchange movements and a sharp reduction in US dollar interest rates. The Bank parent company continues to closely monitor the COVID-19 pandemic and its effects on the bank’s operations and businesses. Should current economic conditions persist or continue to deteriorate, the macroeconomic environment could have an adverse effect on these and other aspects of the Bank parent company’s business, operations and financial performance, including decreased client activity or demand for its products.
Subsequent events
> Refer to “Note 3 – Business developments, significant shareholders and subsequent events” in VI – Consolidated financial statements – Credit Suisse Group for information on subsequent events.
2 Accounting and valuation principles
Summary of significant accounting and valuation principles
Basis for accounting
The Bank parent company’s standalone financial statements are prepared in accordance with the accounting rules of the Swiss Federal Law on Banks and Savings Banks (Bank Law), the corresponding Implementing Ordinance (Banking Ordinance), the Swiss Financial Market Supervisory Authority’s Ordinance on Accounting (FINMA Accounting Ordinance) and FINMA circular 2020/1, “Accounting rules for banks, securities dealers, financial groups and conglomerates” (Swiss GAAP statutory) as applicable for the preparation of reliable assessment statutory single-entity financial statements (Statutarischer Einzelabschluss mit zuverlässiger Darstellung). Supplemental information on unsecured senior debt and structured notes as provided in Note 19 is not a required disclosure under these rules.
The financial year for the Bank parent company ends on December 31.
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
> Refer to “Note 41 – Significant valuation and income recognition differences between US GAAP and Swiss GAAP banking law (true and fair view)” in VIII – Consolidated financial statements – Credit Suisse (Bank) for information on significant valuation and income recognition differences between US GAAP and Swiss GAAP banking law (true and fair view).
In addition to preparing its own consolidated US GAAP financial statements, Credit Suisse AG is included in the scope of the published annual report of Credit Suisse Group AG, which includes a Group management report and consolidated financial statements prepared under US GAAP. The Bank parent company has no listed shares outstanding. Accordingly, the Bank parent company is exempt from providing certain disclosures in its standalone annual report, such as management report, statements of cash flows and certain notes to the financial statements.

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
The following table provides the foreign exchange rates applied for the preparation of the Bank parent company’s standalone financial statements.
Foreign exchange rates
	End of
	2020	2019
1 USD / 1 CHF	0.88	0.97
1 EUR / 1 CHF	1.08	1.09
1 GBP / 1 CHF	1.20	1.27
100 JPY / 1 CHF	0.85	0.89
Cash and other liquid assets
Cash and other liquid assets are recognized at their nominal value.
Due from banks
Amounts due from banks, including interest due but not paid, are recognized at their nominal value less any necessary valuation adjustments.
Securities lending and borrowing, repurchase and reverse repurchase agreements
Securities lending and borrowing as well as repurchase and reverse repurchase agreements are recorded at the nominal value of the cash amounts exchanged.
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
Reclassifications between trading assets, financial investments and participations are allowed. Reclassifications between financial investments and participations are recorded at the carrying value. Reclassifications between trading assets and financial investments or participations, respectively, are recorded at the fair value valid at the time when the decision to reclassify is made. Resulting gains or losses are recognized applying the same accounting principles as for the recognition of results from the disposal of such assets.
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
Replacement values of derivative financial instruments arising from transactions for the account of customers are recognized only if a risk exists that a customer or other counterparty (e.g., exchange, exchange member, issuer of the instrument or broker) of a transaction is no longer able to meet its obligations, resulting in an exposure to loss for the Bank parent company during the remaining term of the contract.
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
Financial investments
Equity securities which do not qualify as trading securities are included in financial investments and measured at the lower of cost or market value (LOCOM). Valuation adjustments are recorded in other ordinary income or other ordinary expenses.
Debt securities which do not qualify as trading securities are included in financial investments and further classified into debt securities held-to-maturity, which the Bank parent company intends to hold until maturity, and debt securities available-for-sale, which the Bank parent company does not intend to hold until maturity.
Debt securities held-to-maturity are measured at amortized cost less impairment. Impairments related to default risk are reported in the statement of income position “Increase/(release) of allowance for default risks and losses from interest activities”. If debt securities held-to-maturity are sold or repaid before original maturity, the interest component of any realized gains or losses is deferred and amortized over the remaining original life of the debt security.
Debt securities available-for-sale are measured at the lower of amortized cost or market value (LOACOM). Valuation adjustments for credit- and market-related adjustments are recorded in other ordinary income or other ordinary expenses.
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
Bonds and mortgage-backed bonds
Bonds and mortgage-backed bonds are carried at amortized cost. Debt issuance costs are recorded in accrued income and prepaid expenses.
Provisions
Provisions are recorded to cover specific risks related to a past event prior to the balance sheet date. Provisions represent a probable obligation for which the amount and/or due date are uncertain but can be reasonably estimated. Where the time factor has a material impact, the amount of the provision is discounted.
Provisions which are no longer economically necessary and which are not used in the same reporting period to cover probable obligations of the same nature are released to income:
■ tax provisions through line item taxes;
■ provisions for pension benefit obligations through personnel expenses; and
■ provisions for off-balance sheet related default risks and other provisions including litigation provisions through line item increase/(release) of provisions and other value adjustments, and losses.
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
Contingent liabilities and irrevocable commitments
Contingent liabilities are recorded as off-balance sheet transactions at their maximum potential payment amounts. Irrevocable commitments are recorded as off-balance sheet transactions at their nominal values, except for irrevocable loan commitments that are cancellable with a notice period of six weeks or less. As necessary, related provisions are recorded on the balance sheet in line item provisions.
Capital adequacy disclosures
Capital adequacy disclosures for the Group and the Bank parent company are presented in the publications “Pillar 3 and regulatory disclosures – Credit Suisse Group AG” and “Regulatory disclosures – Subsidiaries”, respectively.
> Refer to credit-suisse.com/regulatorydisclosures for additional information.
New accounting policies to be adopted in future periods
Expected credit losses
The new FINMA Accounting Ordinance and the revised FINMA circular 2020/1, “Accounting – banks”, became effective on January 1, 2020. In addition to a formal restructuring of the guidance, changes with regard to valuation adjustments for default risks were introduced. For larger banks, such as the Bank parent company, the new guidance requires the introduction of an expected credit loss approach for default risks on non-impaired loans, receivables and debt securities held-to-maturity. The guidance allows a transition period of one year for the implementation of the expected credit loss approach. The Bank parent company adopted the expected credit loss approach for its standalone financial statements as of January 1, 2021, applying US GAAP in line with the Group.

Prior period information
For 2019, irrevocable commitments of CHF 5,829 million were reclassified from category “Unsecured” to category “Other collateral – secured” to correct for an inappropriate classification.
> Refer to “Note 11 – Collateral and impaired loans and receivables” for further information.
For 2019, foreign assets of CHF 86,986 million were reclassified from rating category “AAA” to rating category “AA” to correct an error in the internal rating of the Bank parent company’s total assets.
> Refer to “Note 25 – Total assets by country rating” for further information.
Net profit of CHF 331 million in 2020 included charges of CHF 76 million for prior period adjustments, of which CHF 52 million related to a correction of commission income from Group companies and CHF 24 million related to a correction of foreign non-income-based taxes.
3 Risk management, derivatives and hedging activities
Risk management
Prudent risk-taking in line with the strategic priorities of the Bank parent company and its consolidated subsidiaries (the Bank) is fundamental to its business and success. The primary objectives of risk management are to protect the Bank’s financial strength and reputation, while ensuring that capital is well deployed to support business activities and growth. The Bank’s risk management framework is based on transparency, management accountability and independent oversight. Risk management is an integral part of the business planning process with strong senior management and Board of Directors (Board) involvement.
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
The second line of defense includes functions across the Bank such as the Chief Risk and Compliance Officer function (Risk & Compliance), General Counsel (including Regulatory Affairs) and Product Control. The functions within the second line articulate standards and expectations for the effective management of risk and controls, including advising on, publishing related policies on and assessing compliance with applicable legal and regulatory requirements. They are responsible for reviewing, measuring and challenging front office activities and for producing independent assessments and risk reporting for senior management and regulatory authorities. Risk & Compliance is also responsible for articulating and designing the risk appetite framework across the Bank.
The third line of defense is the Internal Audit function, which monitors the effectiveness of controls across various functions and operations, including risk management, compliance and governance practices.
Risk management of the Bank is aligned to the overall risk management governance of the Group. All members of the Board and the Executive Board of the Bank are also members of the Board and the Executive Board of the Group. The Bank’s governance includes a committee structure and a comprehensive set of corporate policies which are developed, reviewed and approved by the Board, the Executive Board, their respective committees, the Group Chief Risk and Compliance Officer (CRCO) and the board of directors of significant subsidiaries, in accordance with their respective responsibilities and levels of authority.
Board of Directors
The Board is responsible for the Bank’s strategic direction, supervision and control, and for defining the Bank’s overall tolerance for risk. In particular, the Board approves the risk management framework and sets overall risk appetite in consultation with its Risk Committee among other responsibilities and authorities defined in the Organizational Guidelines and Regulations (OGR).
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

The Compensation Committee is responsible for determining, reviewing and proposing compensation principles for the Bank. Under the compensation risk framework, various corporate functions including Risk & Compliance, General Counsel, Human Resources, Internal Audit and Product Control, provide input for the assessment of the divisions’ and certain individuals’ overall risk and conduct performance and determine an overall risk rating, which is presented to the chairs of the Compensation Committee, Risk Committee and Audit Committee, and is contemplated as part of the divisions’ and certain individuals’ performance.
Executive Board
The Executive Board is responsible for establishing the Bank’s strategic business plans, subject to approval by the Board, and implementing such plans. It further reviews and coordinates significant initiatives within the Risk & Compliance function and approves Group-wide risk policies. The CRCO represents the Risk & Compliance function and provides regular information and reports to the Executive Board and the Board.
Executive Board Risk Forum
The Executive Board Risk Forum, chaired by the CRCO, was established in 2020. The forum is responsible for determining the management strategy for critical risk and compliance issues at the Group and/or cross-divisional level, reviewing and resolving issues pertaining to risk escalated by the Capital Allocation & Risk Management Committee (CARMC) or any Executive Board member, reviewing and overseeing critical approvals including, but not limited to, risk appetite and the risk framework and monitoring of key risk and compliance trends and relevant metrics.
Executive Board committees
CARMC is responsible for overseeing and directing the Bank’s risk profile, recommending risk limits at the Bank level to the Risk Committee and the Board, establishing and allocating risk appetite among the various businesses, reviewing new significant business strategies or changes in business strategies, including business migrations, making risk-related decisions on escalations, and for applying measures, methodologies and tools to monitor and manage the risk portfolio. CARMC will furthermore escalate items requiring additional oversight to the Executive Board Risk Forum. There are three cycles of CARMC, which each meet at least quarterly. The Position & Client Risk (PCR) cycle determines the risk management strategy and approves risk appetite and other appropriate measures relating to the market, credit, liquidity, reputational, sustainability, environmental and social risks of clients or industries across the various businesses within the Bank. The Asset & Liability Management (ALM) cycle reviews the funding and balance sheet trends and activities, plans and monitors regulatory and business liquidity requirements and internal and regulatory capital adequacy, provides governance and oversight over all material business migrations and ensures that legal entity strategic initiatives are within the Bank’s risk appetite and appropriately supported and controlled. The Internal Control System (ICS) cycle monitors and analyzes significant non-financial risks (including operational, legal and compliance risks), reviews and approves the business continuity program’s alignment with the corporate strategy on an annual basis, sets risk constraints on specific businesses and functions to control significant non-financial risks (including operational risk exposure) and reviews and assesses the adequacy and effectiveness of the internal control system.
The Credit Suisse AG Parent CARMC plans and monitors the internal and regulatory capital adequacy of the Bank parent company as a standalone legal entity, including its head office and branches, and provides governance and oversight over the financial and capital plans of the Bank parent company’s major subsidiaries, including with respect to key risks and key dependencies such as dividends or other capital repatriations from the major subsidiaries to the parent company.
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
The Bank risk appetite framework is governed by an overarching global policy that encompasses the suite of specific policies, processes and systems with which the risk constraints are calibrated and the risk profile is managed. Strategic risk objectives (SROs) are effectively embedded across the organization at the Bank, business division and legal entity level through a suite of different types of risk measures (quantitative and qualitative) as part of the Bank’s efforts to ensure it operates within the thresholds defined by the Board. The SROs are regularly assessed as part of the continuing enhancements to the Bank’s risk management processes. In December 2020, the Board reviewed and confirmed the SROs, which consist of:
■ promoting stability of earnings to support performance in line with financial objectives;
■ ensuring sound management of funding and liquidity in normal and stressed conditions;
■ maintaining capital adequacy under both normal and stressed conditions;
■ maintaining the integrity of the Bank’s business and operations; and
■ managing intercompany risk.

Bank-wide risk appetite is determined in partnership with the financial and capital planning process on an annual basis, based on bottom-up forecasts that reflect planned risk usage by the businesses and top-down, Board-driven strategic risk objectives and risk appetite. Scenario stress testing of financial and capital plans is an essential element in the risk appetite calibration process, through which the strategic risk objectives, financial resources and business plans are aligned. The risk appetite is approved through a number of internal governance forums, including joint approval by the CRCO and the Chief Financial Officer (CFO), the Credit Suisse AG Parent CARMC, the Risk Committee and, subsequently, by the Board.
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
Risk coverage and management
The Bank uses a wide range of risk management practices to address the variety of risks that arise from its business activities. Policies, processes, standards, risk assessment and measurement methodologies, risk appetite constraints, and risk monitoring and reporting are key components of its risk management practices. The Bank’s risk management practices complement each other in the Bank’s analysis of potential loss, support the identification of interdependencies and interactions of risks across the organization and provide a comprehensive view of its exposures. The Bank regularly reviews and updates its risk management practices to ensure consistency with its business activities and relevance to its business and financial strategies. The Bank’s key risk types are aligned to its global risk taxonomy and include the following:
■ Capital risk
■ Credit risk
■ Market risk
■ Non-financial risk
■ Model risk
■ Reputational risk
■ Business risk
■ Climate-related risks
■ Fiduciary risk
■ Pension risk
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
In addition to counterparty ratings, Credit Risk also assesses the risk profile of individual transactions and assigns transaction ratings which reflect specific contractual terms such as seniority, security and collateral.
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
Credit limits
Credit exposures are managed at the counterparty and ultimate parent level in accordance with credit limits which apply in relation to current and potential future exposures. Credit limits to counterparties and groups of connected companies are subject to formal approval under delegated authority within the divisions where the credit exposures are generated, and, where significant in terms of size or risk profile, are subject to further escalation to the Group chief credit officer or CRCO.
In addition to counterparty and ultimate parent exposures, credit limits and tolerances are also applied at the portfolio level to monitor and manage risk concentrations such as to specific industries, countries or products. In addition, credit risk concentration is regularly supervised by credit and risk management committees.
Credit monitoring, impairments and provisions
A rigorous credit quality monitoring process is performed to provide for early identification of possible changes in the creditworthiness of clients, and includes regular asset and collateral quality reviews, business and financial statement analysis, and relevant economic and industry studies. Credit Risk maintains regularly updated watch lists and holds review meetings to re-assess counterparties that could be subject to adverse changes in creditworthiness. The review of the credit quality of clients and counterparties does not depend on the accounting treatment of the asset or commitment.
In the event that a deterioration in creditworthiness results in a default, credit exposures are transferred to recovery management functions within Credit Risk and are subject to formal reporting to a monthly recovery review meeting. The determination of any allowance for credit losses in relation to such exposures is based on an assessment of the exposure profile and expectations for recovery, which are discussed with the Group chief credit officer whose approval is required for any full or partial write-offs.
The Bank has an impairment process for loans valued at amortized cost which are specifically classified as potential problem exposure, non-performing exposure, non-interest-earning exposure or restructured exposure. The Bank maintains specific valuation allowances, which the Bank considers a reasonable estimate of losses identified in the existing credit portfolio, and provides for loan losses based on a regular and detailed analysis of all counterparties, taking collateral value into consideration, where applicable. If uncertainty exists as to the repayment of either principal or interest, a specific valuation allowance is either created or adjusted accordingly. The specific allowance for loan losses is revalued by Credit Risk at least annually or more frequently depending on the risk profile of the borrower or credit-relevant events. A credit portfolio & provisions review committee regularly reviews the appropriateness of allowances for credit losses.
An inherent (or general) loss allowance is estimated for all loans not specifically identified as impaired and that, on a portfolio basis, are considered to contain inherent losses. The method for determining the inherent loss in certain lending portfolios is based on a market-implied model using long-term industry-wide historical default and recovery data taking into account the credit rating and industry of each counterparty. A separate component of the calculation reflects the current market conditions in the allowance for credit losses on loans. For all other exposures, depending on the business and the nature of the exposures, inherent losses in the lending portfolios are determined based on current internal risk ratings, collateral and exposure structure, applying historical default and loss experience in the ratings and loss parameters. Qualitative adjustments to reflect current market conditions or any other factors not captured by the model are approved by management and reflected in the allowance for credit losses. A provision for inherent losses on off-balance sheet lending-related exposure, such as contingent liabilities and irrevocable commitments, is also determined, using a methodology similar to that used for the loan portfolio.
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
In addition to collateral, the Bank also utilizes credit hedging in the form of protection provided by single-name and index credit default swaps as well as structured hedging and insurance products. Credit hedging is used to mitigate risks arising from the loan portfolio, loan underwriting exposures and counterparty credit risk. Hedging is intended to reduce the risk of loss from a specific counterparty default or broader downturn in markets that impacts the overall credit risk portfolio. Credit hedging contracts are typically bilateral or centrally cleared derivative transactions and are subject to collateralized trading arrangements. The Bank evaluates hedging risk mitigation to ensure that basis or tenor risk is appropriately identified and managed.
In addition to collateral and hedging strategies, the Bank also actively manages its loan portfolio and may sell or sub-participate positions in the loan portfolio as a further form of risk mitigation.
Market risk
Market risk is the risk of financial loss arising from movements in market risk factors. The movements in market risk factors that generate financial losses are considered to be adverse changes in interest rates, credit spreads, foreign exchange rates, equity and commodity prices and other factors, such as market volatility and the correlation of market prices across asset classes. A typical transaction or position in financial instruments may be exposed to a number of different market risk factors. Market risks arise from both our trading and non-trading activities.
Although market risk includes funding liquidity for purposes of categorizing the Bank’s key risk types, the descriptions in this section primarily relate to traded market risk and non-traded market risk.
Traded market risks arise predominantly from the Bank’s trading activities, primarily in the Investment Bank (which includes Global Trading Solutions).
Non-traded market risk primarily relates to asset and liability mismatch exposures in the Bank’s banking books. The Bank’s businesses and Treasury have non-traded portfolios that carry market risks, mainly related to changes in interest rates but also to changes in foreign exchange rates.
The Bank uses market risk measurement and management methods capable of calculating comparable exposures across its many activities and employs focused tools that can model specific characteristics of certain instruments or portfolios. The tools are used for internal market risk management, internal market risk reporting and external disclosure purposes. The Bank’s principal market risk measures for traded market risk are VaR, scenario analysis, as included in the stress testing framework, position risk, as included in economic risk capital, and sensitivity analysis. These measures complement each other in the Bank’s market risk assessment and are used to measure market risk at the level of the Bank. For example, interest rate risk on banking book positions is measured by estimating the impact resulting from a one basis point parallel increase in yield curves on the present value of interest rate-sensitive banking book positions and other measures including the potential value change resulting from a significant change in yield curves.
Non-maturing products, such as savings accounts, have no contractual maturity date or direct market-linked interest rate and are risk-managed on a pooled basis using replication portfolios on behalf of the business divisions. Replication portfolios transform non-maturing products into a series of fixed-term products that approximate the re-pricing and volume behavior of the pooled client transactions.

Structural foreign exchange risk is a market risk stemming from the Bank’s investments in foreign operations denominated in currencies other than the reporting currency of the Bank, net of hedges, and is subject to fluctuations in exchange rates. The risk is actively monitored by Treasury to ensure that the level of sensitivity of the Bank’s CET1 ratio to adverse movements in foreign exchange rates is within parameters set out in the risk appetite framework. Non-structural foreign exchange risk relates to the foreign currency risk from banking book positions other than from the Bank’s investment in foreign operations. This risk is managed under the Bank’s market risk constraints framework.
Funding liquidity risk
Funding liquidity risk is the risk that the Bank, although solvent, either does not have sufficient financial resources to enable it to meet its obligations as they fall due, or can secure such resources only at excessive cost.
The Bank’s liquidity and funding profile reflects its strategy and risk appetite and is driven by business activity levels and the overall operating environment. The liquidity and funding strategy is approved by CARMC and overseen by the Board. The implementation and execution of the funding and liquidity strategy is managed within the Group’s Chief Financial Officer function (Finance) by Treasury and the global liquidity group. The global liquidity group was established in 2018 to centralize control of liability and collateral management with the aim of optimizing liquidity sourcing, funding costs and the high-quality liquid assets portfolio on behalf of Treasury. Treasury ensures adherence to the Bank’s funding policy and the global liquidity group is focused on the efficient coordination of the short-term unsecured and secured funding desks. This approach enhances the Bank’s ability to manage potential liquidity and funding risks and to promptly adjust its liquidity and funding levels to meet stress situations. The Bank’s liquidity and funding profile is regularly reported to the Credit Suisse AG Parent CARMC, the Group CARMC and the Board, who define the Bank’s risk tolerance, including liquidity risk, and set parameters for the balance sheet and funding usage of its businesses.
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
Non-financial risk can arise from a wide variety of internal and external forces, including human error, inappropriate conduct, failures in systems, processes and controls, pandemic, deliberate attack or natural and man-made disasters. Outsourcing and external third parties may also create risks around maintaining business processes, system stability, data loss, data management, reputation and regulatory compliance.
Each business area and function is responsible for its non-financial risks and the provision of adequate resources and procedures for the management of those risks. They are supported by the designated second line of defense functions responsible for independent risk and compliance oversight, methodologies, tools and reporting within their areas as well as working with management on non-financial risk issues that arise. Businesses and relevant control functions meet regularly to discuss risk issues and identify required actions to mitigate risks.
The Non-Financial Risk function oversees the Bank’s established enterprise risk and control framework (ERCF), providing a consistent and unified approach to evaluating and monitoring the Bank’s non-financial risks. The ERCF sets common minimum standards across the Bank for non-financial risk and control processes and review and challenge activities.
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

Model risk
Model risk is the risk of adverse consequences from decisions made based on model results that may be incorrect, misinterpreted or used inappropriately. All quantitative models are imperfect approximations that are subject to varying degrees of uncertainty in their output depending on, among other factors, the model’s complexity and its intended application. As a result, modeling errors are unavoidable and can result in inappropriate business decisions, financial loss, regulatory and reputational risk and incorrect or inadequate capital reporting. Model errors, intrinsic uncertainty and inappropriate use are the primary contributors to aggregate, Bank-wide model risk. This framework is owned by the Model Risk Management function, which is structured as a second line of defense independent from the first line of defense, i.e., the model users, developers and supervisors who own, develop and implement the models.
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
As per this framework, the Model Risk Management function reviews models, reports model limitations to key stakeholders, tracks remediation plans for validation findings and reports on model risk tolerances and metrics to senior management. The Model Risk Management function additionally oversees controls to support a complete and accurate Bank-wide model inventory, including a semi-annual inventory attestation process by the first line of defense.
Reputational risk
Reputational risk is the risk that negative perception by the Bank’s stakeholders, including clients, counterparties, employees, shareholders, regulators and the general public, may adversely impact client acquisition and damage the Bank’s business relationships with clients and counterparties, affecting staff morale and reducing access to funding sources.
Reputational risk may arise from a variety of sources, including, but not limited to, the nature or purpose of a proposed transaction or service, the identity or activity of a potential client, the regulatory or political climate in which the business will be transacted, significant public attention surrounding the transaction itself or the potential sustainability risks of a transaction. Sustainability risks are potentially adverse impacts on the environment, on people or society, which may be caused by, contributed to or directly linked to financial service providers through the activities of their clients. These may manifest themselves as reputational risks, but potentially also as credit, operational or other risks. Reputational risk may also arise from reputational damage in the aftermath of a non-financial risk incident, such as cyber crime or the failure by employees to meet expected conduct and ethical standards.
Reputational risk is included in the Bank’s risk appetite framework to ensure that risk-taking is aligned with the approved risk appetite. The Bank highly values its reputation and is fully committed to protecting it through a prudent approach to risk-taking and a responsible approach to business. This is achieved through the use of dedicated processes, resources and policies focused on identifying, evaluating, managing and reporting potential reputational risks. This is also achieved by applying the highest standards of personal accountability and ethical conduct as set out in the Group’s Code of Conduct and the Group’s approach to cultural values and behaviors. Reputational risk potentially arising from proposed business transactions and client activity is assessed in the reputational risk review process. The Group’s global policy on reputational risk requires employees to be conservative when assessing potential reputational impact and, where certain indicators give rise to potential reputational risk, the relevant business proposal or service must be submitted through the reputational risk review process.
For transactions with potential sustainability risks, the internal specialist unit Sustainability Risk evaluates the nature of the transaction and Credit Suisse’s role, the identity and activities of the client and the regulatory context of its operations, and assesses the environmental and social aspects of the client’s operations, products or services. The team determines whether the client’s activities are consistent with the relevant industry standards and whether the potential transaction is compatible with Credit Suisse’s policies and guidelines for sensitive sectors. The outcome of this analysis is submitted to the responsible business unit and/or entered into the reputational risk review process.
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
The Bank’s businesses are also exposed to a variety of risks that could adversely impact its dividend payments or share buyback programs, including risks associated with the illiquid investments of the Bank. These investments are not subject to CARMC-approved processes for trading activities due to their characteristics and risk profile. Illiquid investments include private equity, hedge fund and mutual fund seed and co-investments as well as other investments, such as collateralized loan obligations mandated by regulatory risk retention requirements. Banking book loans and strategic investments are not covered under the illiquid investment risk.
Strategic and related financial plans are developed by each division annually and aggregated into a Group financial plan, which is reviewed by the CRCO, CFO and the Chief Executive Officer (CEO) before presentation to the full Executive Board and the Board. The divisions and legal entities, including the Bank parent company, operate a parallel and integrated planning process. The Group financial plan serves as the basis for the financial goals and ambitions against which the businesses and legal entities, including the Bank parent company, are assessed regularly throughout the year. These regular reviews include evaluations of financial performance, capitalization and capital usage, key business risks, overall operating environment and business strategy. This enables management to identify and execute changes to the Group’s operations and strategy where needed.
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
In 2019, the Bank integrated its adoption program for the recommendations of the Financial Stability Board’s Taskforce on Climate-related Financial Disclosures (TCFD) into a Bank-wide climate risk strategy program, sponsored by the CRCO, that has senior management representation from the business divisions as well as from General Counsel, Risk & Compliance and the new Sustainability, Research & Investment Solutions function. The mandate of the program is to develop comprehensive strategies to address climate risk. This includes supporting the Bank’s clients’ energy transition toward low-carbon operations, technologies and services, continuing the ongoing implementation of the TCFD recommendations as well as working toward the implementation of various industry recommendations and compliance with upcoming regulatory expectations. In 2020, the Bank further intensified its efforts on climate risk management by creating a dedicated climate risk team within Credit Risk.
The Bank’s efforts to implement the TCFD recommendations continued in 2020. Detailed disclosures at Group level provided in accordance with the TCFD recommendations are available in the Group’s Sustainability Report.
Fiduciary risk
Fiduciary risk is the risk of financial loss arising when the Bank or its employees, acting in a fiduciary capacity as trustee, investment manager or as mandated by law, do not act in the best interest of the client in connection with the provision of advice and/or management of its client’s assets including from a product-related market, credit, liquidity, counterparty and non-financial risk perspective.
With regard to fiduciary risk that relates to discretionary investment-related activities, assessing investment performance and reviewing forward-looking investment risks in client portfolios and investment funds is central to the Bank’s investment oversight program. This program targets daily, monthly or quarterly monitoring of all portfolio management activities with independent analysis provided to senior management. Formal review meetings are in place to ensure that investment performance and risks are in line with expectations and adequately supervised.
Fiduciary risks from activities other than discretionary investment management, such as the advised portfolios, are managed and monitored in a similar oversight program. This program is actively managed in cooperation with the Bank’s compliance function and is based on the suitability framework.
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
Fair value hedges
The Bank parent company designates fair value hedges as part of an overall interest rate risk management strategy that incorporates the use of derivative instruments to minimize fluctuations in earnings that are caused by interest rate volatility. In addition to hedging changes in fair value due to interest rate risk associated with fixed rate loans, debt securities available-for-sale, repurchase agreements and long-term debt instruments, the Bank parent company uses cross-currency swaps to convert foreign-currency-denominated fixed rate assets or liabilities to floating rate functional currency assets or liabilities.
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
4 Net income from interest activities
Negative interest income and expense
in	2020	2019
CHF million
Negative interest income debited to interest income	(387)	(203)
Negative interest expenses credited to interest expense	134	100
Negative interest income is debited to interest income and negative interest expense is credited to interest expense.
5 Net income/(loss) from trading activities and fair value option
in	2020	2019
By risk of underlying instruments (CHF million)
Interest rate instruments [1]	(449)	(1,151)
Equity instruments [1]	(198)	(272)
Foreign exchange	2,267	781
Precious metals	(23)	34
Commodities [2]	20	38
Credit instruments	(5)	(200)
Other instruments	77	68
Net income/(loss) from trading activities and fair value option	1,689	(702)
of which net income/(loss) from fair value option	(3,379)	(6,908)
of which net income/(loss) from liabilities valued under the fair value option	(3,379)	(6,908)
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

6 Personnel expenses
in	2020	2019
CHF million
Salaries	1,753	1,870
of which variable compensation expenses [1]	548	650
Social benefit expenses	296	301
of which pension and other post-retirement expenses	181	186
Other personnel expenses	71	82
Personnel expenses	2,120	2,253
1 Includes current and deferred variable compensation expenses.
7 General and administrative expenses
in	2020	2019
CHF million
Occupancy expenses	138	114
Information and communication technology expenses	83	79
Furniture and equipment	13	10
Fees to external audit companies	37	35
of which fees for financial and regulatory audits [1]	36	33
of which fees for other services	1	2
Other operating expenses [2]	4,044	3,774
General and administrative expenses	4,315	4,012
1 Represents total fees for financial statement, regulatory and related audit services paid by legal entity Credit Suisse AG to external audit companies.
2 Partially related to operating expenses charged by affiliated companies for services provided to the Bank parent company.
8 Increase/(release) of provisions and other valuation adjustments, losses and extraordinary income and expenses
Increase/(release) of provisions and other valuation adjustments, and losses
in	2020	2019
CHF million
Increase/(release) of provisions [1]	102	37
Other losses	6	2
Increase/(release) of provisions and other valuation adjustments, and losses	108	39
1 Primarily related to increases in provisions for off-balance sheet default risks and litigation provisions.
Extraordinary income and expenses
in	2020	2019
CHF million
Gains realized from the disposal of participations [1]	356	202
Gains realized from the disposal of tangible fixed assets [2]	16	301
Gains from the revaluation of participations	0	4,449	[3]
Extraordinary income	372	4,952
Extraordinary expenses (CHF million)
Losses realized from the disposal of participations	(1)	0
Losses realized from the disposal of tangible fixed assets	(5)	0
Extraordinary expenses	(6)	0
1 Includes a gain of CHF 350 million and CHF 196 million in 2020 and 2019, respectively, related to the sale of Credit Suisse InvestLab AG to Allfunds Group.
2 Includes realized gains from the sale of real estate (bank premises).
3 Represents the partial reversal of impairments from prior periods on the Bank parent company's portfolio of participations, reflecting a sustainable recovery of the portfolio's fair value.

9 Taxes
in	2020	2019
CHF million
Current income tax (expense)/benefit	33	(299)
Non-income-based tax (expense)/benefit [1]	(85)	(55)
Taxes	(52)	(354)
1 Includes capital taxes and other non-income based taxes such as UK bank levy costs.
For the financial years ended December 31, 2020 and 2019, the average tax rate, defined as income tax expense divided by the sum of profit before income tax, was (11)% and (3)%, respectively. Income tax expense for the financial years ended December 31, 2020 and 2019 reflected a benefit of CHF 882 million and CHF 65 million, respectively, from the utilization of tax losses carried forward. The calculation is based on statutory tax rates applied to the taxable profit against which tax loss carry forwards were utilized.
10 Assets and liabilities from securities lending and borrowing, repurchase and reverse repurchase agreements
end of	2020	2019
CHF million
Carrying value of receivables from cash collateral paid for securities borrowed and reverse repurchase agreements – gross	78,711	97,142
Impact from master netting agreements	(7,213)	(5,867)
Carrying value of receivables from cash collateral paid for securities borrowed and reverse repurchase agreements – net	71,498	91,275
Carrying value of liabilities from cash collateral received for securities lent and repurchase agreements – gross	77,519	72,122
Impact from master netting agreements	(7,213)	(5,867)
Carrying value of liabilities from cash collateral received for securities lent and repurchase agreements – net	70,306	66,255
Carrying value of securities transferred under securities lending and borrowing and repurchase agreements	29,427	30,933
of which transfers with the right to resell or repledge	7,120	7,064
Fair value of securities received under securities lending and borrowing and reverse repurchase agreements with the right to resell or repledge	345,999	267,087
of which repledged	267,290	192,046
of which resold	2,149	2,694

11 Collateral and impaired loans and receivables
Collateralization of loans and receivables
	Secured			[1]	Unsecured	Total
end of	Mortgages	Other collateral	Total
2020 (CHF million)
Due from customers	415	79,582	79,997		93,573	173,570
Residential property	3,970	0	3,970		0	3,970
Offices and commercial property	1,208	0	1,208		0	1,208
Manufacturing and industrial property	212	0	212		0	212
Other	15	0	15		0	15
Mortgage loans	5,405	0	5,405		0	5,405
Gross amount	5,820	79,582	85,402		93,573	178,975
Allowance for credit losses	(27)	(373)	(400)		(1,146)	(1,546)
Net amount	5,793	79,209	85,002		92,427	177,429
of which due from customers	415	79,209	79,624		92,427	172,051
of which mortgage loans	5,378	0	5,378		0	5,378
2019 (CHF million)
Due from customers	136	87,300	87,436		99,347	186,783
Residential property	3,887	0	3,887		0	3,887
Offices and commercial property	1,433	0	1,433		0	1,433
Manufacturing and industrial property	179	0	179		0	179
Other	8	0	8		0	8
Mortgage loans	5,507	0	5,507		0	5,507
Gross amount	5,643	87,300	92,943		99,347	192,290
Allowance for credit losses	(26)	(108)	(134)		(962)	(1,096)
Net amount	5,617	87,192	92,809		98,385	191,194
of which due from customers	136	87,192	87,328		98,385	185,713
of which mortgage loans	5,481	0	5,481		0	5,481
1
Includes the market value of collateral up to the amount of the outstanding related loans and receivables. For mortgage loans, the market value of collateral is determined at the time of granting the loan and thereafter regularly reviewed according to the Bank parent company's risk management policies and directives, with maximum review periods determined by property type, market liquidity and market transparency. For impaired mortgage loans, the market value of collateral is determined annually or more frequently by credit risk management within the impairment review process.

Collateralization of off-balance sheet transactions
	Secured				[1]	Unsecured		Total
end of	Mortgages	Other collateral		Total
2020 (CHF million)
Contingent liabilities	0	4,653		4,653		12,286	[2]	16,939
Irrevocable commitments	276	46,444		46,720		46,619		93,339
Obligations for calls on shares and additional payments	0	29		29		15		44
Off-balance sheet transactions	276	51,126		51,402		58,920		110,322
2019 (CHF million)
Contingent liabilities	0	5,270		5,270		15,255	[2]	20,525
Irrevocable commitments	381	52,375	[3]	52,756		47,169	[3]	99,925
Obligations for calls on shares and additional payments	0	85		85		280		365
Off-balance sheet transactions	381	57,730		58,111		62,704		120,815
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

2 A majority of contingent liabilities are related to guarantees issued in favor of Group companies.
3 Prior period has been corrected; refer to "Prior period information" in Note 2 – Accounting and valuation principles for further information.

Impaired loans and receivables
end of	Gross amount outstanding	Estimated realizable collateral value	[1]	Net amount outstanding	Specific allowance
2020 (CHF million)
Impaired loans and receivables	3,162	1,573		1,589	1,252
2019 (CHF million)
Impaired loans and receivables	2,055	1,027		1,028	814
1 Represents the estimated realizable collateral value up to the related gross amount outstanding.
Changes in impaired loans and receivables
	2020			2019
	Due from customers	Mortgage loans	Total	Due from customers	Mortgage loans	Total
CHF million
Balance at beginning of period	1,932	123	2,055	1,890	94	1,984
New impaired balances	2,192	162	2,354	677	68	745
Increase of existing impaired balances	342	2	344	119	2	121
Reclassifications to non-impaired status	(241)	(5)	(246)	(39)	(4)	(43)
Repayments	(608)	(37)	(645)	(306)	(32)	(338)
Liquidation of collateral, insurance and guarantee payments	(152)	(5)	(157)	(70)	(1)	(71)
Write-offs	(242)	0	(242)	(237)	0	(237)
Sales	(58)	(8)	(66)	(58)	(4)	(62)
Foreign exchange translation impact	(231)	(4)	(235)	(44)	0	(44)
Balance at end of period	2,934	228	3,162	1,932	123	2,055
Changes in impaired loan and receivable classification during the year are reflected on a gross basis.
12 Trading assets and liabilities and other financial instruments held at fair value
Trading assets
end of	2020	2019
CHF million
Debt securities, money market instruments and money market transactions	43,171	43,614
of which exchange-traded	1,511	1,999
Equity securities	4,990	7,428
Precious metals and commodities	955	598
Trading assets	49,116	51,640
of which carrying value determined based on a valuation model	36,657	32,334
of which securities eligible for repurchase transactions in accordance with liquidity regulations	104	201
Trading liabilities and liabilities from other financial instruments held at fair value
end of	2020	2019
CHF million
Debt securities, money market instruments and money market transactions	2,674	3,747
of which exchange-traded	302	385
Equity securities	3,030	5,294
Trading liabilities	5,704	9,041
Structured products	55,542	58,998
Liabilities from other financial instruments held at fair value	55,542	58,998
Trading liabilities and liabilities from other financial instruments held at fair value	61,246	68,039
of which carrying value determined based on a valuation model	55,948	59,003

13 Derivative financial instruments
	Trading			Hedging			[1]
end of 2020	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)
CHF million
Forwards and forward rate agreements	961,899	2,408	2,496	0	0	0
Swaps	2,228,322	17,123	16,783	99,073	674	23
Options bought and sold (OTC)	434,125	1,497	1,734	0	0	0
Futures	13,328	0	0	0	0	0
Options bought and sold (exchange-traded)	38,539	4	2	0	0	0
Interest rate products	3,676,213	21,032	21,015	99,073	674	23
Forwards and forward rate agreements	948,441	10,382	11,762	0	0	0
Swaps [2]	115,742	2,297	2,676	0	0	0
Options bought and sold (OTC)	231,431	2,571	2,468	0	0	0
Foreign exchange products	1,295,614	15,250	16,906	0	0	0
Forwards and forward rate agreements	15,505	316	277	0	0	0
Swaps	281	0	0	0	0	0
Options bought and sold (OTC)	15,994	380	220	0	0	0
Futures	138	0	0	0	0	0
Options bought and sold (exchange-traded)	8,869	42	66	0	0	0
Precious metal products	40,787	738	563	0	0	0
Forwards and forward rate agreements	36	1	75	0	0	0
Swaps	115,622	4,409	3,972	0	0	0
Options bought and sold (OTC)	133,781	5,726	5,360	0	0	0
Futures	684	0	0	0	0	0
Options bought and sold (exchange-traded)	15,672	295	529	0	0	0
Equity/index-related products	265,795	10,431	9,936	0	0	0
Credit default swaps	43,042	504	629	0	0	0
Total return swaps	11,214	302	946	0	0	0
Other credit derivatives	1,879	71	10	0	0	0
Credit derivatives	56,135	877	1,585	0	0	0
Swaps	6,824	1,044	183	0	0	0
Options bought and sold (OTC)	9	1	1	0	0	0
Other derivative products	6,833	1,045	184	0	0	0
Derivative financial instruments [3]	5,341,377	49,373	50,189	99,073	674	23
of which replacement value determined based on a valuation model	–	46,433	47,108	–	674	23
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
2 Including combined interest rate and foreign exchange swaps.
3 Before impact of master netting agreements.

Positive and negative replacement values before and after consideration of master netting agreements
end of	2020	2019
Before consideration of master netting agreements (CHF million)
Positive replacement values – trading and hedging	50,047	39,860
Negative replacement values – trading and hedging	50,212	38,472
After consideration of master netting agreements
Positive replacement values – trading and hedging [1]	11,635	8,687
Negative replacement values – trading and hedging [1]	11,040	8,206
1 Netting includes counterparty exposure and cash collateral netting.
Net positive replacement values by counterparty type
end of	2020	2019
CHF million
Central counterparties	1,296	1,634
Banks and securities dealers	8,577	4,798
Other counterparties [1]	1,762	2,255
Net positive replacement values	11,635	8,687
1 Primarily related to bilateral OTC derivative contracts with clients.
Gains/(losses) on fair value hedges
	2020	2019
in	Interest expense	Interest expense
Interest rate products (CHF million)
Hedged items	(1,721)	(1,685)
Derivatives designated as hedging instruments	1,595	1,512
Gains/(losses) on interest rate risk hedges, both from the hedged items and the derivatives designated as hedging instrument, are included in interest expense. The accrued interest on fair value hedges is recorded in interest expense and is excluded from this table.

Hedged items in fair value hedges
	2020					2019
	Hedged items					Hedged items
end of	Carrying value	Hedging adjustments	[1]	Discontinued hedges	[2]	Carrying value	Hedging adjustments	[1]	Discontinued hedges	[2]
Assets (CHF million)
Mortgage loans	0	0		6		0	0		9
Financial investments	446	0		0		0	0		0
Liabilities (CHF million)
Bonds and mortgage-backed bonds	60,065	1,733		801		60,754	1,032		258
1 Relates to the cumulative amount of fair value hedging adjustments included in the compensation account within other assets or other liabilities.
2
Relates to the cumulative amount of fair value hedging adjustments remaining for any hedged items for which hedge accounting has been discontinued which is included in the compensation account within other assets or other liabilities.

Cash flow hedges
in	2020	2019
Deferred gains and losses on derivative financial instruments related to cash flow hedges (CHF million) [1]
Deferred gains/(losses) at beginning of period	15	(49)
Interest rate products
Gains/(losses) on derivatives deferred in the compensation account	128	67
Interest and discount income	70	(3)
(Gains)/losses reclassified from the compensation account into income or expense	70	(3)
Deferred gains/(losses) at end of period	213	15
1 Included in the compensation account within other assets or other liabilities.
As of December 31, 2020, the net gain associated with cash flow hedges expected to be reclassified from other assets and other liabilities to the statement of income within the next 12 months was CHF 86 million.
As of December 31, 2020, the Bank parent company had no cash flow hedges that hedged any exposure to the variability in future cash flows for forecasted transactions, excluding those forecasted transactions related to the payment of variable interest on existing financial instruments.
> Refer to “Use of derivative financial instruments and hedge accounting” in Note 3 – Risk management, derivatives and hedging activities for further information.
14 Financial investments
	2020		2019
end of	Carrying value	Fair value	Carrying value	Fair value
CHF million
Debt securities	25,373	25,439	27,924	27,953
of which held-to-maturity	23,830	23,896	24,955	24,984
of which available-for-sale	1,543	1,543	2,969	2,969
Equity securities	279	343	551	587
of which qualified participations [1]	164	228	323	356
Real estate [2]	6	6	19	19
Other [3]	3	3	46	46
Financial investments	25,661	25,791	28,540	28,605
of which securities eligible for repurchase transactions in accordance with liquidity regulations	0	–	0	–
1 Includes participations held in financial investments with at least 10% in capital or voting rights.
2 Real estate acquired from the lending business (repossessed assets) and classified as held-for-sale is carried at lower of cost and liquidation value.
3 Includes other non-financial assets acquired from the lending business (repossessed assets), mainly aircraft.
Debt securities by counterparty rating
end of	2020	2019
CHF million
AAA to AA-	425	1,110
A+ to A-	23,415	24,469
BBB+ to BBB-	195	41
No rating	1,338	2,304
Debt securities	25,373	27,924
Ratings are based on external data from Standard & Poor's.

15 Other assets and other liabilities
end of	2020	2019
CHF million
Compensation account [1]	–	584
Indirect taxes and duties	149	228
Other [2]	456	541
Other assets	605	1,353
Compensation account [1]	768	–
Indirect taxes and duties	25	25
Accounts payable for goods and services purchased	33	15
Settlement accounts	425	4
Other [3]	310	247
Other liabilities	1,561	291
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
3 Includes payables from internal clearing accounts and other miscellaneous liabilities.
16 Assets pledged
	2020		2019
end of	Carrying value	Actual liabilities	Carrying value	Actual liabilities
CHF million [1]
Due from banks	10	10	33	33
Due from customers	387	387	297	297
Trading assets	1,355	750	982	320
Assets pledged	1,752	1,147	1,312	650
1 Excludes assets pledged in connection with securities lending and borrowing, repurchase agreements and reverse repurchase agreements.
17 Pension plans
As of December 31, 2020 and 2019, the Bank parent company did not have any liabilities due to own pension plans.
> Refer to “Note 31 – Pension and other post-retirement benefits” in VIII –Consolidated financial statements – Credit Suisse (Bank) for further information.
Swiss pension plans
The Bank parent company’s employees are covered by the pension plan of the “Pensionskasse der Credit Suisse Group (Schweiz)” and the new “Pensionskasse 2 der Credit Suisse Group (Schweiz)”, which was established on January 1, 2020 (the Swiss pension plans). Most of the Group parent company’s Swiss subsidiaries and a few companies that have close business and financial ties with the Group parent company participate in both plans. The Swiss pension plans are independent self-insured pension plans set up as trusts and qualify as defined contribution plans (savings plans) under Swiss law.
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
Employer contribution reserves
	Employer contribution reserves – notional		Amount subject to waiver		Employer contribution reserves – net		[1]	Increase/(Release) of employer contribution reserves included in personnel expenses
end of / in	2020	2019	2020	2019	2020	2019		2020	2019
CHF million
Swiss pension plans	19	14	0	0	19	14		0	0
Total	19	14	0	0	19	14		0	0
1 In line with Swiss GAAP statutory accounting guidance, contributions to the employer contribution reserves are not recorded in the Bank parent company's statutory balance sheet.

Pension plan economic benefit/(obligation), pension contributions and pension expenses
	Over/(Under) -funding				Economic benefit/ (obligation) recorded by Bank parent company			[2]	Pension contributions		Pension expenses included in personnel expenses
end of / in	2020		2019		2020	2019	Change		2020	2019	2020	2019
CHF million
Swiss pension plan – status overfunded	817	[1]	902	[1]	–	–	–		102	156	104	150
Swiss pension plan – without over-/underfunding	–		–		–	–	–		50	–	50	–
International pension plans – underfunded	(35)		(30)		(35)	(30)	(5)		2	1	7	15
International pension plans – without over-/underfunding	–		–		–	–	–		20	21	20	21
Total	782		872		(35)	(30)	(5)		174	178	181	186
1
Represents the Bank parent company's share of 34.34% and 37.1% in the total over/(under)funding of the Swiss pension plan of CHF 2,380 million and CHF 2,430 million as of December 31, 2020 and 2019, respectively.

2
In line with Swiss GAAP statutory accounting guidance, the Bank parent company's economic benefit from its share in the overfunding of the Swiss pension plan is not recorded in the Bank parent company's statutory balance sheet.

18 Issued structured products
	2020						2019
	Not bifurcated	[1]	Bifurcated			Total	Not bifurcated	[1]	Bifurcated			Total
end of	Liabilities from other financial instruments held at fair value	[2]	Value of underlying instrument	Value of derivative	[1]		Liabilities from other financial instruments held at fair value	[2]	Value of underlying instrument	Value of derivative	[1]
Carrying value of issued structured products by underlying risk of the embedded derivative (CHF million)
Interest rates
Structured products with own debt	16,860		0	0		16,860	13,690		0	0		13,690
Structured products without own debt	553		0	0		553	580		0	0		580
Equity
Structured products with own debt	33,289		0	0		33,289	37,649		0	0		37,649
Foreign exchange
Structured products with own debt	1,061		0	0		1,061	1,215		0	0		1,215
Structured products without own debt	0		675	(2)		673	0		783	(6)		777
Commodities / precious metals
Structured products with own debt	879		0	0		879	2,263		0	0		2,263
Structured products without own debt	0		142	(2)		140	0		85	(2)		83
Credit
Structured products with own debt	2,882		105	(39)		2,948	3,571		126	(32)		3,665
Other [3]
Structured products with own debt	18		0	0		18	30		0	0		30
Total	55,542		922	(43)		56,421	58,998		994	(40)		59,952
1 Carried at fair value.
2 Reflects balance sheet classification.
3 Includes structured products where the underlying risk relates to hedge funds or other products with multiple underlying risks.

19 Unsecured senior debt and structured notes
	2020			2019
end of	Original maturity up to 1 year	Original maturity greater than 1 year	Total	Original maturity up to 1 year	Original maturity greater than 1 year	Total
CHF million
Unsecured senior debt [1,2]	3,445	29,441	32,886	12,081	23,550	35,631
of which recorded in bonds and mortgage-backed bonds			32,886			35,631
Unsecured structured notes [3]	8,299	47,020	55,319	9,390	49,291	58,681
of which recorded in liabilities from other financial instruments held at fair value			54,990			58,418
of which recorded in bonds and mortgage-backed bonds			329			263
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

20 Provisions and valuation adjustments
2020	Balance at beginning of period	Utilized for purpose	Foreign exchange translation differences	Recoveries, interest past due	New charges to income statement		Releases to income statement		Balance at end of period
CHF million
Provisions for pension benefit obligations	30	0	(2)	0	8		(1)		35	[1]
Provisions for off-balance sheet default risks	159	(2)	(23)	0	476	[2]	(402)	[2]	208	[3,4]
Provisions for other business risks	22	0	(3)	0	1		(2)		18	[3]
Other provisions	184	(70)	(1)	35	73		(46)		175	[5]
Provisions	395	(72)	(29)	35	558		(451)		436
Valuation adjustments for default and country risks	1,096	(233)	(104)	101	1,974	[2]	(1,288)	[2]	1,546
of which valuation adjustments for default risks from impaired receivables	814	(233)	(81)	101	863		(212)		1,252
of which valuation adjustments for inherent risks [6]	282	0	(23)	0	1,111		(1,076)		294
1 Discounted at rates between 1.50% and 8.30%.
2
Changes in impaired loan classification during the year and related movements in valuation adjustments are reflected on a gross basis, accumulating the effect of monthly or quarterly credit review processes for estimating provisions and valuation adjustments for default risks.

3 Provisions are not discounted due to their short-term nature.
4 Provisions are mainly related to irrevocable loan commitments and guarantees.
5 Includes provisions in respect of litigation claims of CHF 160 million and CHF 171 million as of December 31, 2020 and 2019, respectively; partially discounted at rates between 2.00% and 6.00%.
6 Reflects the valuation allowance for latent credit risks in accordance with the incurred loss model.

21 Composition of share capital, conversion and reserve capital
	2020			2019
end of	Quantity	Total nominal value (CHF million)		Quantity	Total nominal value (CHF million)
Share capital
Registered shares (at CHF 1 par value per share)	4,399,680,200	4,400	[1]	4,399,680,200	4,400	[1]
Total share capital		4,400			4,400
Conversion and reserve capital [2]
Unlimited conversion capital (at CHF 1 par value per share) [3]	unlimited	unlimited		unlimited	unlimited
Reserve capital (at CHF 1 par value per share) [4]	4,399,665,200	4,400		4,399,665,200	4,400
of which used for capital increases	0	0		0	0
of which reserved for planned capital increases	0	0		0	0
1 The dividend eligible capital equals the total nominal value. As of December 31, 2020 and 2019, the total nominal value of registered shares was CHF 4,399,680,200 and fully paid.
2 Represents authorized capital.
3 For information on principal characteristics of unlimited conversion capital, refer to Article 4d in the Articles of Association of the Bank parent company.
4 For information on principal characteristics of reserve capital, refer to Article 4e in the Articles of Association of the Bank parent company.
Non-distributable reserves
As of December 31, 2020 and 2019, the amount of non-distributable reserves in accordance with the Swiss Code of Obligations and the Bank parent company’s articles of association was CHF 2,200 million. Not reflected in this amount are reserves which the Bank parent company is required to retain in order to meet the regulatory capital requirements as a going concern.
Transactions with shareholders
> Refer to “Proposed appropriation of retained earnings and capital distribution” for further information on transactions with shareholders.
22 Significant shareholders and groups of shareholders
	2020				2019
end of	Number of shares (million)		Total nominal value (CHF million)	Share- holding (%)	Number of shares (million)		Total nominal value (CHF million)	Share- holding (%)
Direct shareholders
Credit Suisse Group AG	4,400	[1]	4,400	100.00	4,400	[1]	4,400	100.00
Indirect shareholders through Credit Suisse Group AG [2]
Chase Nominees Ltd. [3]	581		581	13.21	591		591	13.43
Nortrust Nominees Ltd. [3]	331		331	7.53	280		280	6.37
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
Shareholders with a qualified participation
As of December 31, 2020, Credit Suisse Group AG as direct shareholder of Credit Suisse AG is the only shareholder with a qualified participation in accordance with Bank Law.
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
> Refer to “Note 23 – Shareholdings” in VII –Parent company financial statements – Credit Suisse Group for information on shareholdings of the Board of Directors and the Executive Board of the Bank parent company.
Share-based awards outstanding
	2020		2019
end of	Number of share- based awards outstanding in million	Fair value in CHF million	Number of share- based awards outstanding in million	Fair value in CHF million
Share-based awards [1]
Employees	37.6	429	15.6	204
Share-based awards outstanding	37.6	429	15.6	204
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
As of December 31, 2020 and 2019, the Bank parent company did not have any option plans with outstanding options.
Compensation plans
For 2019, the Bank parent company granted share awards, performance share awards and Contingent Capital Awards (CCA) as deferred compensation in February 2020.
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
In 2020 and 2019, the Bank parent company’s total expenses related to deferred compensation plans were CHF 223 million and CHF 303 million, respectively.
For 2020 and 2019, all share-based compensation plans of the Bank parent company were either settled in shares of the Group parent company (Group shares) or in cash on the basis of the fair value of the Group shares.
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
The share awards include other awards, such as blocked shares and special awards, which may be granted to new employees. These awards entitle the holder to receive one Group share and are generally subject to continued employment with the Bank parent company, contain restrictive covenants and cancellation provisions and generally vest between zero and five years.
On February 28, 2020, the Bank parent company granted 11.9 million share awards with a total value of CHF 128 million. The number of share awards granted to employees was generally determined by dividing the deferred component of variable compensation being granted as share awards by the average price of a Group share over the five consecutive trading days ended March 5, 2020. The fair value of each share award was CHF 10.81, the Group share price on the grant date. The majority of share awards granted include the right to receive dividend equivalents on vested shares.
Performance share awards
Certain employees received a portion of their deferred variable compensation in the form of performance share awards. Performance share awards are similar to share awards, except that the full balance of outstanding performance share awards, including those awarded in prior years, are subject to performance-based malus provisions. The majority of performance share awards granted include the right to receive dividend equivalents on vested shares.
Performance share awards are subject to a negative adjustment in the event of a divisional loss by the division in which the employees worked as of December 31, 2020, or a negative return on equity (ROE) of the Group, whichever results in a larger adjustment. For employees in corporate functions and the Asset Resolution Unit, the negative adjustment only applies in the event of a negative ROE of the Group and is not linked to the performance of the divisions. The basis for the ROE calculation may vary from year to year, depending on the Compensation Committee’s determination for the year in which the performance shares are granted.
On February 28, 2020, the Bank parent company granted 9.0 million performance share awards with a total value of CHF 96 million. The number of performance share awards granted to employees was generally determined by dividing the deferred component of variable compensation being granted as performance share awards by the average price of a Group share over the five consecutive trading days ended March 5, 2020. The fair value of each performance share award was CHF 10.81, the Group share price on the grant date. The majority of performance share awards granted include the right to receive dividend equivalents on vested shares.
Contingent Capital Awards
CCA were granted in February 2020 and 2019 to certain employees as part of the 2019 and 2018 deferred variable compensation and have rights and risks similar to those of certain contingent capital instruments issued by the Group in the market. CCA are scheduled to vest on the third anniversary of the grant date, other than those granted to individuals classified as risk managers or senior managers under the UK PRA Remuneration Code or similar regulations in other jurisdictions, where CCA vest on the fifth and seventh anniversaries of the grant date, respectively, and will be expensed over the vesting period. CCA generally provide a conditional right to receive semi-annual cash payments of interest equivalents until settled, with rates being dependent upon the vesting period and currency of denomination. CCA granted in 2020 and 2019 that vest five or seven years from the date of grant are not eligible for semi-annual cash payments of interest equivalents. CCA granted to certain regulated employees that vest over three years are not eligible for semi-annual cash payments of interest equivalents.
■ CCA granted in 2020 and 2019 that are denominated in US dollars and vest three years from the date of grant receive interest equivalents at a rate of 3.77% and 4.46%, respectively, per annum over the six-month US dollar London Interbank Offered Rate (LIBOR);
■ CCA granted in 2020 and 2019 that are denominated in Swiss francs and vest three years from the date of grant receive interest equivalents at a rate of 3.29% and 3.73%, respectively, per annum over the six-month Swiss franc LIBOR; and
■ The semi-annual interest equivalent cash payment calculation cycle, with effect from February 2021, will be based on the Secured Overnight Financing Rate (SOFR) for CCA denominated in US dollars and the Swiss Average Rate Overnight (SARON) for CCA denominated in Swiss francs.
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
On February 28, 2020, the Bank parent company awarded CHF 28 million and USD 24 million of CCA that are expensed over the vesting period from the grant date.

Upfront cash awards
In February 2020, the Bank parent company granted CHF 22 million of upfront cash awards to certain employees as part of the cash component of their 2019 variable compensation. These awards are subject to repayment (clawback) by the employee in the event of voluntary resignation, termination for cause or in connection with other specified events or conditions within three years of the award grant. The amount subject to repayment is reduced in equal monthly instalments during the three-year period following the grant date.
Other cash awards
Other cash awards include special awards, capital opportunity facility awards, voluntary deferred compensation plans, employee investment plans as well as certain share and performance share awards settled in cash.
24 Amounts receivable from and amounts payable to related parties
	2020		2019
end of	Amounts receivable	Amounts payable	Amounts receivable	Amounts payable
CHF million
Shareholders with a qualified participation	6,593	51,759	5,300	32,229
Group companies	183,931	117,659	200,144	127,917
Affiliated companies	1,324	487	1,345	555
Members of governing bodies [1]	22	43	41	57
1
Includes both the governing bodies of the Bank parent company (Credit Suisse AG) and the governing bodies of the Group holding company (Credit Suisse Group AG). Governing bodies include members of the Board of Directors, the Executive Board and the statutory auditors and companies controlled by members of each of these bodies.

Significant off-balance sheet transactions
As part of the normal course of business, the Bank parent company issues guarantees and loan commitments and enters into other agreements with group companies which are recorded as off-balance sheet transactions by the Bank parent company. As of December 31, 2020 and 2019, the Bank parent company had contingent liabilities of CHF 13,066 million and CHF 15,752 million, respectively, and irrevocable loan commitments of CHF 6,448 million and CHF 7,458 million, respectively, of which all were related to transactions with group companies.
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
> Refer to “Off-balance sheet transactions” and “Note 1 – Business activities, developments and subsequent events” for further information on related party transactions.
> Refer to “Note 30 – Related parties” in VIII –Consolidated financial statements – Credit Suisse (Bank) for further information on Executive Board and Board of Director loans.

25 Total assets by country rating
	2020			2019
end of	CHF million	[2]	%	CHF million	[2]	%
Internal country rating [1]
AAA [3]	69,618		12.7%	50,188		8.8%
AA [3]	303,030		55.2%	338,079		59.4%
A	48,077		8.8%	53,052		9.3%
BBB	19,908		3.6%	19,900		3.5%
Investment grade	440,633		80.3%	461,219		81.0%
BB	7,890		1.5%	9,964		1.8%
B	5,331		1.0%	5,545		1.0%
CCC	5,628		1.0%	8,469		1.5%
C	260		0.0%	0		0.0%
D	708		0.1%	193		0.0%
Non-investment grade	19,817		3.6%	24,171		4.3%
Foreign assets	460,450		83.9%	485,390		85.3%
Domestic assets	88,225		16.1%	83,906		14.7%
Total assets	548,675		100.0%	569,296		100.0%
1
Internal ratings are calibrated to the long-term issuer credit ratings of Standard & Poor's for the respective sovereigns. Internal country ratings may differ from Standard & Poor's respective country ratings.

2 Net balance sheet exposure by country rating of risk domicile.
3 Prior period has been corrected; refer to “Prior period information” in Note 2 – Accounting and valuation principles for further information.
26 Fiduciary transactions
end of	2020	2019
CHF million
Fiduciary placements with third-party institutions	2,286	3,955
Fiduciary transactions	2,286	3,955

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
Assets under management
end of	2020	2019
CHF billion
Assets in collective investment instruments managed by Credit Suisse AG	0.4	0.3
Assets with discretionary mandates	92.4	89.7
Other assets under management	389.7	394.1
Assets under management (including double counting)	482.5	484.1
of which double counting	–	–
Changes in assets under management
	2020	2019
CHF billion
Balance at beginning of period [1]	484.1	466.6
Net new assets/(Net asset outflows)	10.9	9.9
Market movements, interest, dividends and foreign exchange	(12.5)	26.4
of which market movements, interest and dividends [2]	19.6	34.9
of which foreign exchange	(32.1)	(8.5)
Other effects	0.0	(18.8)	[3]
Balance at end of period [1]	482.5	484.1
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

Proposed appropriation of retained earnings and capital distribution
Proposed appropriation of retained earnings/(accumulated losses)
2020
Retained earnings/(accumulated losses) (CHF million)
Retained earnings/(accumulated losses) carried forward	(11,217)
Net profit	331
Retained earnings/(accumulated losses) to be carried forward	(10,886)
Proposed distribution out of capital contribution reserves
2020
Capital contribution reserves (CHF million)
Balance at end of year	37,901
Proposed appropriation [1]	(1)
Proposed distribution for the financial year 2020	(1,030)
Balance after distribution	36,870
1 In connection with a transfer of certain employees and the related assets and liabilities to Credit Suisse Services AG.

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
Average balances and interest rates
	2020						2019						2018
in	Average balance	[1]	Interest income		Average rate		Average balance	[1]	Interest income		Average rate		Average balance	[1]	Interest income		Average rate
Assets (CHF million, except where indicated)
Cash and due from banks
Switzerland	845		(117)	[2]	(13.85)%	[2]	777		(77)	[2]	(9.91)%	[2]	828		(155)	[2]	(18.72)%	[2]
Foreign	39,581		16		0.04%		34,042		372		1.09%		37,882		574		1.52%
Interest-bearing deposits with banks
Switzerland	63		1		1.59%		63		(1)	[2]	(1.59)%	[2]	55		0		0.00%
Foreign	1,038		2		0.19%		837		12		1.43%		950		6		0.63%
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions [3]
Switzerland	7,943		29		0.37%		3,653		46		1.26%		4,169		49		1.18%
Foreign	99,767		1,567		1.57%		120,458		2,880		2.39%		132,532		2,807		2.12%
Trading assets
Switzerland	500		35		7.00%		493		38		7.71%		748		45		6.02%
Foreign	127,280		5,781		4.54%		125,372		7,302		5.82%		115,252		7,086		6.15%
Investment securities
Switzerland	151		0		0.00%		196		1		0.51%		309		1		0.32%
Foreign	596		3		0.50%		1,382		8		0.58%		2,044		79		3.86%
Loans
Switzerland	162,609		2,234		1.37%		158,547		2,481		1.56%		155,535		2,530		1.63%
Foreign	133,025		3,499		2.63%		137,548		4,698		3.42%		130,336		4,240		3.25%
Other interest-earning assets
Switzerland	2,750		7		0.25%		2,538		53		2.09%		2,211		28		1.27%
Foreign	72,678		862		1.19%		60,239		2,371		3.94%		59,944		2,323		3.88%
Interest-earning assets	648,826		13,919		2.15%		646,145		20,184		3.12%		642,795		19,613		3.05%
Specific allowance for losses	(5,744)						(5,076)						(5,061)
Non-interest-earning assets	182,413						165,543						171,373
Total assets	825,495						806,612						809,107
Percentage of assets attributable to foreign activities	72.55%						76.66%						76.73%
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

Average balances and interest rates (continued)
	2020				2019				2018
in	Average balance	[1]	Interest expense	Average rate	Average balance	[1]	Interest expense	Average rate	Average balance	[1]	Interest expense	Average rate
Liabilities (CHF million, except where indicated)
Deposits of banks
Switzerland	820		(3)	(0.37)%	829		(4)	(0.48)%	1,143		(4)	(0.35)%
Foreign	18,244		146	0.80%	16,868		304	1.80%	15,327		213	1.39%
Deposits of non-banks
Switzerland	170,724		(42)	(0.02)%	168,152		146	0.09%	163,478		134	0.08%
Foreign	211,216		1,012	0.48%	202,581		2,609	1.29%	198,326		1,944	0.98%
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions [2]
Switzerland	1,337		52	3.89%	1,516		80	5.28%	1,612		77	4.78%
Foreign	32,325		855	2.65%	31,734		1,588	5.00%	37,566		1,800	4.79%
Trading liabilities
Switzerland	163		3	1.84%	245		9	3.67%	330		13	3.94%
Foreign	28,165		2,655	9.43%	27,177		3,504	12.89%	27,979		3,440	12.29%
Short-term borrowings
Switzerland	403		(3)	(0.74)%	24		0	0.00%	79		0	0.00%
Foreign	24,641		169	0.69%	25,846		409	1.58%	26,450		359	1.36%
Long-term debt
Switzerland	57,758		1,882	3.26%	45,743		1,680	3.67%	37,646		1,371	3.64%
Foreign	103,453		871	0.84%	112,462		1,732	1.54%	125,429		2,445	1.95%
Other interest-bearing liabilities
Switzerland	1,593		(2)	(0.13)%	1,667		1	0.06%	647		7	1.08%
Foreign	48,607		376	0.77%	46,499		1,109	2.38%	46,064		805	1.75%
Interest-bearing liabilities	699,449		7,971	1.14%	681,343		13,167	1.93%	682,076		12,604	1.85%
Non-interest-bearing liabilities	80,322				80,511				84,366
Total liabilities	779,771				761,854				766,442
Shareholders' equity	45,724				44,758				42,665
Total liabilities and shareholders' equity	825,495				806,612				809,107
Percentage of liabilities attributable to foreign activities	69.17%				70.40%				72.20%
1 Monthly averages have been used where daily averages are unavailable.
2
Average balances of central bank funds purchased, securities sold under repurchase agreements and securities lending transactions are reported net in accordance with ASC Topic 210 - Balance sheet, while interest expense excludes the impact of ASC Topic 210 - Balance sheet.

Net interest income and interest rate spread
	2020		2019		2018
in	Net interest income in CHF million	Interest rate spread in %	Net interest income in CHF million	Interest rate spread in %	Net interest income in CHF million	Interest rate spread in %
Net interest income and interest rate spread
Switzerland	302	0.50	629	0.60	900	0.70
Foreign	5,646	1.20	6,388	1.30	6,109	1.30
Total net	5,948	1.00	7,017	1.20	7,009	1.30

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
Selected margin information
in	2020	2019	2018
Selected margin information (average rate in %)
Switzerland	0.17	0.38	0.55
Foreign	1.19	1.33	1.28
Net interest margin	0.92	1.09	1.09
The US Federal Reserve lowered the target range of the federal funds rate to 1.00% to 1.25% on March 3, 2020 and 0.00% to 0.25% on March 16, 2020.
The Swiss National Bank set the three-month Swiss franc London Interbank Offered Rate, which was (0.75)% at the end of 2020.
The European Central Bank set the fixed rate tenders, which stood at 0.00% at the end of 2020.
The Bank of England lowered the bank rate to 0.25% on March 11, 2020 and to 0.10% on March 19, 2020.
Analysis of changes in net interest income
	2020 vs 2019			2019 vs 2018
	Increase/(decrease) due to changes in			Increase/(decrease) due to changes in
in	Average volume	Average rate	Net change	Average volume	Average rate	Net change
Assets (CHF million)
Cash and due from banks
Switzerland	(7)	(33)	(40)	10	68	78
Foreign	60	(416)	(356)	(58)	(144)	(202)
Interest-bearing deposits with banks
Switzerland	0	2	2	0	(1)	(1)
Foreign	3	(13)	(10)	(1)	7	6
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions
Switzerland	54	(71)	(17)	(6)	3	(3)
Foreign	(495)	(818)	(1,313)	(256)	329	73
Trading assets
Switzerland	1	(4)	(3)	(15)	8	(7)
Foreign	111	(1,632)	(1,521)	622	(406)	216
Investment securities
Switzerland	0	(1)	(1)	0	0	0
Foreign	(5)	0	(5)	(26)	(45)	(71)
Loans
Switzerland	63	(310)	(247)	49	(98)	(49)
Foreign	(155)	(1,044)	(1,199)	234	224	458
Other interest-earning assets
Switzerland	4	(50)	(46)	4	21	25
Foreign	490	(1,999)	(1,509)	11	37	48
Interest-earning assets
Switzerland	115	(467)	(352)	42	1	43
Foreign	9	(5,922)	(5,913)	526	2	528
Change in interest income	124	(6,389)	(6,265)	568	3	571

Analysis of changes in net interest income (continued)
	2020 vs 2019			2019 vs 2018
	Increase/(decrease) due to changes in			Increase/(decrease) due to changes in
in	Average volume	Average rate	Net change	Average volume	Average rate	Net change
Liabilities (CHF million)
Deposits of banks
Switzerland	0	1	1	1	(1)	0
Foreign	25	(183)	(158)	21	70	91
Deposits of non-banks
Switzerland	2	(190)	(188)	4	8	12
Foreign	111	(1,708)	(1,597)	42	623	665
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions
Switzerland	(9)	(19)	(28)	(5)	8	3
Foreign	30	(763)	(733)	(279)	67	(212)
Trading liabilities
Switzerland	(3)	(3)	(6)	(3)	(1)	(4)
Foreign	127	(976)	(849)	(99)	163	64
Short-term borrowings
Switzerland	0	(3)	(3)	0	0	0
Foreign	(19)	(221)	(240)	(8)	58	50
Long-term debt
Switzerland	441	(239)	202	295	14	309
Foreign	(139)	(722)	(861)	(253)	(460)	(713)
Other interest-bearing liabilities
Switzerland	0	(3)	(3)	11	(17)	(6)
Foreign	50	(783)	(733)	8	296	304
Interest-bearing liabilities
Switzerland	431	(456)	(25)	303	11	314
Foreign	185	(5,356)	(5,171)	(568)	817	249
Change in interest expense	616	(5,812)	(5,196)	(265)	828	563
Change in interest income
Switzerland	(316)	(11)	(327)	(261)	(10)	(271)
Foreign	(176)	(566)	(742)	1,094	(815)	279
Total change in net interest income	(492)	(577)	(1,069)	833	(825)	8
Carrying value of financial investments
end of	2020	2019	2018
Debt securities (CHF million)
Debt securities issued by Swiss federal, cantonal or local governmental entities	3	2	2
Debt securities issued by foreign governments	0	171	828
Corporate debt securities	604	833	649
Total debt securities	607	1,006	1,479	[1]
As of December 31, 2020, no aggregate investment in debt securities of a specific counterparty was in excess of 10% of consolidated shareholders’ equity.
1 Previously included residential and commercial mortgage-backed securities which have been reclassified to trading assets as these securities are carried at fair value under the fair value option.

Maturities and weighted-average yields of debt securities included in financial investments
	Within 1 year		1 to 5 years		5 to 10 years		Total
end of 2020	Amount in CHF million	Yield in %	Amount in CHF million	Yield in %	Amount in CHF million	Yield in %	Amount in CHF million	Yield in %
Debt securities
Swiss federal, cantonal or local governmental entities	1	0.00	2	3.75	0	–	3	2.19
Corporate debt securities	148	0.26	0	–	445	(0.01)	593	0.05
Total debt securities	149	0.26	2	3.75	445	(0.01)	596	0.07
Since substantially all investment securities are taxable securities, the yields presented above are on a tax-equivalent basis.
The values above reflect amortized cost. Refer to "Note 17 – Investment securities" in VI –Consolidated financial statements – Credit Suisse Group for further information.
Details of the loan portfolio
end of	2020	2019	2018	2017	2016
Loan portfolio (CHF million, except where indicated)
Mortgages	107,259	105,372	103,684	101,856	100,776
Loans collateralized by securities	4,953	4,726	4,626	4,436	4,510
Consumer finance	3,400	3,287	3,095	2,985	2,820
Consumer	115,612	113,385	111,405	109,277	108,106
Real estate	23,869	23,417	22,749	22,816	23,408
Commercial and industrial loans	26,507	23,667	24,106	22,691	23,439
Financial institutions	1,832	1,920	1,490	2,205	3,011
Governments and public institutions	769	744	694	707	802
Corporate & institutional	52,977	49,748	49,039	48,419	50,660
Switzerland	168,589	163,133	160,444	157,696	158,766
Mortgages [1]	4,011	4,299	4,256	4,288	3,699
Loans collateralized by securities [1]	46,836	51,699	48,534	50,380	44,096
Consumer finance	1,488	1,114	810	1,257	670
Consumer [1]	52,335	57,112	53,600	55,925	48,465
Real estate	5,176	5,803	3,978	3,783	2,608
Commercial and industrial loans [1]	47,590	49,828	50,371	46,074	48,823
Financial institutions	17,240	18,447	17,004	13,492	14,910
Governments and public institutions	2,609	3,518	3,199	3,167	3,471
Corporate & institutional [1]	72,615	77,596	74,552	66,516	69,812
Foreign	124,950	134,708	128,152	122,441	118,277
Gross loans	293,539	297,841	288,596	280,137	277,043
of which held at amortized cost	282,131	285,179	273,723	264,830	257,515
of which held at fair value	11,408	12,662	14,873	15,307	19,528
Net (unearned income)/deferred expenses	(95)	(116)	(113)	(106)	(129)
Allowance for credit losses	(1,536)	(946)	(902)	(882)	(938)
Net loans	291,908	296,779	287,581	279,149	275,976
Percentage of allowance for credit losses [2]	0.5%	0.3%	0.3%	0.3%	0.3%
1
Certain corporate & institutional loans have been reclassified to consumer loans following the application of a look-through approach with regard to beneficial owners. The prior period has been reclassified to conform to the current presentation.

2 Calculated based on net loans which are not carried at fair value.

Loan portfolio by industry
end of	2020	2019
Loan portfolio by industry (CHF million)
Banks	1,858	1,294
Other financial services	17,214	19,073
Real estate companies	29,045	29,220
Other services [1]	26,009	23,089
Manufacturing [1]	9,243	9,178
Wholesale and retail trade [1]	9,440	9,325
Construction [1]	4,205	4,211
Transportation	15,280	18,051
Health and social services	2,628	2,977
Hotels and restaurants	2,184	1,828
Agriculture and mining [1]	3,517	3,638
Telecommunications	1,045	593
Governments, public institutions and non-profit organizations	3,924	4,867
Corporate & institutional [1]	125,592	127,344
Consumer [1]	167,947	170,497
Gross loans	293,539	297,841
Net (unearned income)/deferred expenses	(95)	(116)
Allowance for credit losses	(1,536)	(946)
Net loans	291,908	296,779
1
Certain corporate & institutional loans have been reclassified to consumer loans following the application of a look-through approach with regard to beneficial owners. The prior period has been reclassified to conform to the current presentation.

Details of the loan portfolio by time remaining until contractual maturity by category
end of 2020	1 year or less	1 year to 5 years	After 5 years	Loans with no stated maturity	[1]	Self- amortizing loans	[2]	Total
Loan portfolio (CHF million)
Mortgages	31,769	41,537	33,154	799		0		107,259
Loans collateralized by securities	3,868	864	221	0		0		4,953
Consumer finance	359	12	1	0		3,028		3,400
Consumer	35,996	42,413	33,376	799		3,028		115,612
Real estate	15,007	4,369	4,322	131		40		23,869
Commercial and industrial loans	16,911	5,502	1,754	76		2,264		26,507
Financial institutions	1,059	441	112	5		215		1,832
Governments and public institutions	263	199	300	0		7		769
Corporate & institutional	33,240	10,511	6,488	212		2,526		52,977
Switzerland	69,236	52,924	39,864	1,011		5,554		168,589
Mortgages	1,804	1,959	62	5		181		4,011
Loans collateralized by securities	39,602	6,079	1,155	0		0		46,836
Consumer finance	1,346	1	69	0		72		1,488
Consumer	42,752	8,039	1,286	5		253		52,335
Real estate	2,222	2,588	256	0		110		5,176
Commercial and industrial loans	18,855	19,389	7,064	12		2,270		47,590
Financial institutions	7,427	8,624	1,068	0		121		17,240
Governments and public institutions	496	1,155	958	0		0		2,609
Corporate & institutional	29,000	31,756	9,346	12		2,501		72,615
Foreign	71,752	39,795	10,632	17		2,754		124,950
Gross loans	140,988	92,719	50,496	1,028		8,308		293,539
of which fixed rate	84,643	55,409	43,307	1		5,927		189,287
of which variable rate [3]	56,345	37,310	7,189	1,027		2,381		104,252
Net (unearned income)/deferred expenses								(95)
Allowance for credit losses								(1,536)
Net loans								291,908
1 Loans with no stated maturity include primarily certain loan products within Switzerland without a stated maturity within the original loan agreement.
2 Self-amortizing loans include loans with monthly or quarterly interest and principal payments and are primarily related to lease financings.
3 Includes rollover loans with interest fixing periods up to 12 month.
Non-accrual loans
						Interest income which would have been recognized		Interest income which was recognized
in / end of	2020	2019	2018	2017	2016	2020	2019	2020	2019
Non-accrual loans (CHF million)
Switzerland	421	462	410	499	401	17	15	5	3
Foreign	1,245	788	793	549	835	48	30	47	13
Non-performing loans [1]	1,666	1,250	1,203	1,048	1,236	65	45	52	16
Switzerland	119	97	124	76	79	8	10	1	0
Foreign	256	163	176	147	186	10	10	0	1
Non-interest-earning loans [1]	375	260	300	223	265	18	20	1	1
Total non-accrual loans	2,041	1,510	1,503	1,271	1,501	83	65	53	17
1 Refer to "Non-accrual financial assets" in VI – Consolidated financial statements – Credit Suisse Group – Note 20 – Financial instruments measured at amortized cost and credit losses.
Potential problem loans
end of	2020	2019	2018	2017	2016
Potential problem loans (CHF million)
Switzerland	256	138	253	112	125
Foreign	587	128	137	437	488
Total potential problem loans	843	266	390	549	613

Restructured loans
						Interest income which would have been recognized		Interest income which was recognized
in / end of	2020	2019	2018	2017	2016	2020	2019	2020	2019
Restructured loans (CHF million)
Switzerland	39	66	77	99	26	0	1	0	1
Foreign	274	284	222	191	332	12	13	12	12
Total restructured loans	313	350	299	290	358	12	14	12	13
Movements in the allowance for credit losses – loans held at amortized cost
	2020		2019	2018	2017	2016
Allowance for credit losses (CHF million, except where indicated)
Balance at beginning of period	1,049	[1]	902	882	938	866
Switzerland	141		94	85	73	56
Foreign	759		190	116	117	193
Current-period provision for expected credit losses	900		284	201	190	249
of which methodology changes	(19)		–	–	–	–
of which provisions for interest	37		–	–	–	–
Mortgages	(1)		(3)	(2)	(2)	(4)
Loans collateralized by securities	0		(1)	(1)	(1)	(2)
Consumer finance	(45)		(50)	(50)	(52)	(59)
Consumer	(46)		(54)	(53)	(55)	(65)
Commercial and industrial loans	(34)		(72)	(43)	(38)	(48)
Financial institutions	0		0	(1)	0	(3)
Corporate & institutional	(34)		(72)	(44)	(38)	(51)
Switzerland	(80)		(126)	(97)	(93)	(116)
Mortgages	0		(1)	(9)	0	(1)
Loans collateralized by securities	(36)		0	0	(1)	(5)
Consumer finance	(5)		(31)	(23)	(4)	(15)
Consumer	(41)		(32)	(32)	(5)	(21)
Real estate	(4)		0	0	0	(1)
Commercial and industrial loans	(200)		(97)	(140)	(169)	(136)
Financial institutions	0		(44)	0	(35)	(4)
Corporate & institutional	(204)		(141)	(140)	(204)	(141)
Foreign	(245)		(173)	(172)	(209)	(162)
Gross write-offs	(325)		(299)	(269)	(302)	(278)
Consumer finance	8		9	17	12	13
Consumer	8		9	17	12	13
Commercial and industrial loans	2		3	19	27	4
Corporate & institutional	2		3	19	27	4
Switzerland	10		12	36	39	17
Consumer finance	0		0	4	0	0
Consumer	0		0	4	0	0
Real estate	0		0	0	1	0
Commercial and industrial loans	3		11	16	12	46
Financial institutions	0		0	0	1	1
Governments and public institutions	0		2	2	0	2
Corporate & institutional	3		13	18	14	49
Foreign	3		13	22	14	49
Recoveries	13		25	58	53	66
Net write-offs	(312)		(274)	(211)	(249)	(212)
Provisions for interest	–		42	30	13	18
Foreign currency translation impact and other adjustments, net	(101)		(8)	0	(10)	17
Balance at end of period	1,536		946	902	882	938
Average loan balance	295,634		296,095	285,871	277,145	275,502
Ratio of net write-offs to average loans	0.11%		0.09%	0.07%	0.09%	0.08%
1 Includes a net impact of CHF 103 million from the adoption of the new CECL guidance and the related election of the fair value option for certain loans on January 1, 2020.

Analysis of the allowance for credit losses by Switzerland, foreign and category
	2020		2019		2018		2017		2016
end of	CHF million	% of allowance in each category to total loans	CHF million	% of allowance in each category to total loans	CHF million	% of allowance in each category to total loans	CHF million	% of allowance in each category to total loans	CHF million	% of allowance in each category to total loans
Analysis of the allowance for credit losses
Mortgages	42	0.0%	35	0.0%	35	0.0%	48	0.0%	38	0.0%
Loans collateralized by securities	1	0.0%	2	0.0%	1	0.0%	2	0.0%	2	0.0%
Consumer finance	112	0.0%	73	0.0%	72	0.0%	76	0.0%	83	0.0%
Consumer	155	0.1%	110	0.0%	108	0.0%	126	0.0%	123	0.0%
Real estate	18	0.0%	42	0.0%	40	0.0%	42	0.0%	52	0.0%
Commercial and industrial loans	306	0.1%	228	0.1%	242	0.1%	197	0.1%	173	0.1%
Financial institutions	41	0.0%	3	0.0%	2	0.0%	0	0.0%	0	0.0%
Governments and public institutions	1	0.0%	0	0.0%	0	0.0%	0	0.0%	0	0.0%
Corporate & institutional	366	0.1%	273	0.1%	284	0.1%	239	0.1%	225	0.1%
Switzerland	521	0.2%	383	0.1%	392	0.1%	365	0.1%	348	0.1%
Mortgages	33	0.0%	20	0.0%	13	0.0%	10	0.0%	8	0.0%
Loans collateralized by securities	85	0.0%	20	0.0%	34	0.0%	47	0.0%	52	0.0%
Consumer finance	45	0.0%	36	0.0%	32	0.0%	37	0.0%	33	0.0%
Consumer	163	0.1%	76	0.0%	79	0.0%	94	0.0%	93	0.0%
Real estate	43	0.0%	23	0.0%	17	0.0%	6	0.0%	3	0.0%
Commercial and industrial loans	743	0.3%	405	0.1%	337	0.1%	363	0.1%	429	0.2%
Financial institutions	65	0.0%	59	0.0%	77	0.0%	54	0.0%	65	0.0%
Governments and public institutions	1	0.0%	0	0.0%	0	0.0%	0	0.0%	0	0.0%
Corporate & institutional	852	0.3%	487	0.2%	431	0.1%	423	0.2%	497	0.2%
Foreign	1,015	0.3%	563	0.2%	510	0.2%	517	0.2%	590	0.2%
Total allowance for credit losses	1,536	0.5%	946	0.3%	902	0.3%	882	0.3%	938	0.3%
of which on principal	1427	0.5%	841	0.3%	807	0.3%	786	0.3%	848	0.3%
of which on interest	109	0.0%	105	0.0%	95	0.0%	96	0.0%	90	0.0%
Percentages may not add up due to rounding.
Gross write-offs of loans by industry
in	2020	2019	2018	2017	2016
Gross write-offs of loans (CHF million)
Banks	0	0	0	1	0
Other financial services	0	44	1	34	8
Real estate companies	4	0	0	0	1
Other services	44	20	47	12	22
Manufacturing	25	24	10	24	12
Wholesale and retail trade	25	89	24	22	15
Construction	9	1	1	2	11
Transportation	42	32	78	87	53
Health and social services	5	1	2	0	0
Hotels and restaurants	14	1	0	0	0
Agriculture and mining	52	0	21	60	69
Telecommunications	15	0	0	0	1
Governments, public institutions and non-profit organizations	3	1	0	0	0
Corporate & institutional	238	213	184	242	192
Consumer	87	86	85	60	86
Total gross write-offs	325	299	269	302	278

Cross-border outstandings
end of	Banks	Private	Public	Net local country assets over liabilities	Total cross- border outstandings	Commit- ments	Total exposure
2020 (CHF million)
United States	4,370	51,286	4,181	29,908	89,745	70,471	160,216
Luxembourg	6,688	8,495	263	22,660	38,106	4,035	42,141
Cayman Islands	501	24,921	7	0	25,429	1,944	27,373
South Korea	188	3,630	411	10,833	15,062	172	15,234
China	389	11,419	554	361	12,723	632	13,355
Ireland	2,081	6,287	17	3,637	12,022	1,708	13,730
United Kingdom	2,598	9,112	161	0	11,871	6,826	18,697
Germany	1,421	6,246	1,401	2,043	11,111	4,114	15,225
Japan	545	6,448	503	2,701	10,197	0	10,197
France	965	5,817	1,701	0	8,483	1,771	10,254
Hong Kong	601	7,537	27	0	8,165	942	9,107
2019 (CHF million)
United States	3,407	60,315	5,403	29,310	98,435	79,453	177,888
Cayman Islands	205	18,570	46	670	19,491	1,930	21,421
Luxembourg	7,645	9,050	152	0	16,847	4,091	20,938
United Kingdom	4,259	11,730	219	0	16,208	5,667	21,875
China	2,257	8,883	207	147	11,494	364	11,858
South Korea	150	3,286	546	7,369	11,351	217	11,568
France	1,087	5,998	3,025	0	10,110	1,658	11,768
Ireland	2,352	7,303	17	152	9,824	1,349	11,173
Germany	1,193	5,692	1,558	1,137	9,580	4,684	14,264
Hong Kong	404	7,383	107	0	7,894	849	8,743
Netherlands	1,092	5,526	1,103	0	7,721	3,464	11,185
Brazil	271	1,293	435	4,250	6,249	250	6,499
Japan	807	2,701	2,058	347	5,913	0	5,913
2018 (CHF million)
United States	6,572	51,068	19,073	44,194	120,907	75,194	196,101
Cayman Islands	227	20,545	366	1,312	22,450	2,474	24,924
United Kingdom	6,542	13,652	1,713	0	21,907	4,108	26,015
Luxembourg	6,804	6,736	1,013	53	14,606	3,757	18,363
France	1,472	4,136	7,410	0	13,018	1,623	14,641
Ireland	2,269	6,256	133	1,657	10,315	1,646	11,961
South Korea	1,230	3,016	572	3,696	8,514	53	8,567
Germany	1,536	5,409	1,517	8	8,470	3,941	12,411
The Netherlands	1,042	4,755	2,135	0	7,932	3,299	11,231
China	1,097	6,021	334	242	7,694	383	8,077
Hong Kong	718	6,183	0	0	6,901	1,043	7,944
Virgin Islands (Br.)	213	5,475	0	0	5,688	1,461	7,149
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

Deposits in Switzerland and foreign offices
	2020			2019			2018
in	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate
Deposits (CHF million, except where indicated)
Non-interest-bearing demand	3,404	–	–	2,963	–	–	3,214	–	–
Interest-bearing demand	134,857	(176)	(0.1)%	125,220	(80)	(0.1)%	127,469	(52)	0.0%
Savings deposits	63,469	29	0.0%	65,576	48	0.1%	64,285	73	0.1%
Time deposits	28,742	(3)	0.0%	31,094	120	0.4%	32,141	90	0.3%
Switzerland	230,472	(150)	(0.1)%	224,853	88	0.0%	227,109	111	0.0%
Non-interest-bearing demand	7,347	–	–	1,966	–	–	1,809	–	–
Interest-bearing demand	36,360	32	0.1%	29,793	122	0.4%	30,514	120	0.4%
Savings deposits	5,694	37	0.6%	52	2	3.8%	67	1	1.5%
Time deposits	131,882	1,194	0.9%	136,695	2,843	2.1%	123,798	2,055	1.7%
Foreign	181,283	1,263	0.7%	168,506	2,967	1.8%	156,188	2,176	1.4%
Total deposits	411,755	1,113	0.3%	393,359	3,055	0.8%	383,297	2,287	0.6%
Deposits by foreign depositors in Swiss offices amounted to CHF 73.1 billion, CHF 54.6 billion and CHF 61.2 billion as of December 31, 2020, 2019 and 2018, respectively.
Aggregate of individual time deposits in Switzerland and foreign offices
in 2020	Switzerland	Foreign	Total
Time deposits (CHF million)
3 months or less	–	7,701	7,701
Over 3 through 6 months	–	6,238	6,238
Over 6 through 12 months	–	20,060	20,060
Over 12 months	–	389	389
Certificates of deposit	–	34,388	34,388
3 months or less	20,184	63,474	83,658
Over 3 through 6 months	4,324	9,959	14,283
Over 6 through 12 months	2,167	7,071	9,238
Over 12 months	122	1,009	1,131
Other time deposits	26,797	81,513	108,310
Total time deposits	26,797	115,901	142,698
Balances shown are the Swiss franc equivalent of amounts greater than USD 100,000 together with their remaining maturities.

Selected information on short-term borrowings
in	2020	2019	2018
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions (CHF million)
Outstanding as of December 31	23,851	27,533	24,623
Maximum amount outstanding at any month-end during the year	45,451	50,033	53,850
Approximate average amount outstanding during the year	33,662	33,250	39,178
Interest expense for the year ended December 31	907	1,668	1,877
Approximate weighted-average interest rate during the year	2.7%	5.0%	4.8%
Approximate weighted-average interest rate at year-end	1.0%	2.0%	3.4%
Commercial paper (CHF million)
Outstanding as of December 31	7,622	16,965	13,292
Maximum amount outstanding at any month-end during the year	17,205	20,092	22,635
Approximate average amount outstanding during the year	11,167	16,372	15,062
Interest expense for the year ended December 31	147	407	343
Approximate weighted-average interest rate during the year	1.3%	2.5%	2.3%
Approximate weighted-average interest rate at year-end	0.8%	2.1%	2.6%
Other short-term borrowings (CHF million)
Outstanding as of December 31	13,246	11,420	8,634
Maximum amount outstanding at any month-end during the year	15,750	11,548	15,019
Approximate average amount outstanding during the year	13,877	9,498	11,467
Interest expense for the year ended December 31	19	2	16
Approximate weighted-average interest rate during the year	0.1%	0.0%	0.1%
Approximate weighted-average interest rate at year-end	0.1%	0.0%	0.2%
Generally, original maturities of central bank funds purchased, securities sold under repurchase agreements and securities lending transactions are less than six months, commercial papers are less than six months and other short-term borrowings are one year or less.

Statistical information – Bank
Statistical information for the Group is required under the SEC’s specialized industry guide for bank holding companies – Industry Guide 3. Statistical information for the Bank is not materially different, either in absolute amount or in terms of trends, from such statistical information for the Group. The principal differences relate to intercompany eliminations. Certain statistical information is also included in VIII – Consolidated financial statements – Credit Suisse (Bank), including Notes 5 – Net interest income, 16 – Investment securities, 18 – Loans, 19 –Financial instruments measured at amortized cost and credit losses, 24 – Deposits and 33 – Guarantees and commitments.

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
Automatic Exchange of Information
Switzerland has concluded a number of multilateral and bilateral agreements regarding the automatic exchange of information (AEI). In particular, based on the Multilateral Competent Authority Agreement (MCAA), the multilateral agreement with the EU on the international automatic exchange of information in tax matters and a number of bilateral AEI agreements, Switzerland collects and exchanges information with more than 100 jurisdictions in respect of financial assets, including Shares, as the case may be, held in, and income derived thereon and credited to, accounts or deposits maintained in Switzerland. Switzerland has implemented AEI with most other countries committed to AEI. An up-to-date list of the AEI agreements to which Switzerland is a party that are in effect or signed but not yet in effect can be found on the website of the Swiss State Secretariat for International Financial Matters SIF.
Swiss Facilitation of the Implementation of the US Foreign Account Tax Compliance Act
Switzerland has concluded a “Model 2” intergovernmental agreement with the US to facilitate the implementation of Foreign Account Tax Compliance Act (FATCA). The agreement ensures that the accounts held by US persons with Swiss financial institutions, which accounts may include Shares and income derived thereon, are disclosed directly to the US tax authorities on an annual basis with the consent of the account holder. Information will not be transferred automatically in the absence of consent. Under the 2009 protocol (Protocol, ratified in 2019) amending the Treaty, a mechanism for the exchange of information upon request in tax matters between Switzerland and the US is now in place. This mechanism allows the US to make group requests under FATCA concerning non-consenting US accounts and non-consenting non-participating foreign financial institutions for periods from June 30, 2014.

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
Taxation of dividends
US Holders
For US federal income tax purposes, a US Holder will be required to include the full amount (before reduction for Swiss federal withholding tax) of a dividend paid with respect to Shares, generally as ordinary income. Subject to certain exceptions for short-term and hedged positions, the US dollar amount of dividends received by an individual with respect to our Shares will be subject to taxation at a maximum rate of 20% if the dividends are “qualified dividends”. Dividends paid on the Shares will be treated as qualified dividends if we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (PFIC). Based on our audited consolidated financial statements, we believe that the Group was not treated as a PFIC for US federal income tax purposes with respect to our 2019 or 2020 taxable years. In addition, based on the audited consolidated financial statements of the Group and our current expectations regarding the value and nature of our assets and the sources and nature of our income, we do not anticipate the Group becoming a PFIC for the 2021 taxable year. Holders of our Shares should consult their own tax advisors regarding the availability of the reduced dividend tax rate in light of the considerations discussed above and their own particular circumstances. For this purpose, a “dividend” will include any distribution paid by us with respect to Shares, but only to the extent such distribution is not in excess of our current and accumulated earnings and profits as defined for US federal income tax purposes. Such dividend will constitute income from sources outside of the US. Subject to the limitations and conditions provided in the IR Code, a US Holder may deduct from its US federal taxable income, or claim as a credit against its US federal income tax liability, the Swiss federal withholding tax withheld. Under the IR Code, dividend payments by us on Shares are not eligible for the dividends received deduction generally allowed to corporate shareholders. Any distribution that exceeds our earnings and profits will be treated as a non-taxable return of capital to the extent of the US Holder’s tax basis in Shares and thereafter as capital gain. Because we do not intend to maintain calculations of our earnings and profits on the basis of US federal income tax principles, a US Holder should expect that any information reporting it receives may treat the full amount of any distribution paid as a dividend.
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
Property and equipment
Our principal executive offices, which we own, are located at Paradeplatz 8, Zurich, Switzerland. As of the end of 2020, we maintained 338 offices and branches worldwide, of which approximately 55% were located in Switzerland.
As of the end of 2020, approximately 23% of our worldwide offices and branches were owned directly by us, with the remainder being held under commercial leases. With respect to those held under commercial leases, 51% of the related lease commitments expire after 2025. The book value of the ten largest owned properties was approximately CHF 0.6 billion as of the end of 2020. None of our principal facilities are subject to mortgages or other security interests granted to secure indebtedness to financial institutions.
We believe that our current facilities are adequate for existing operations. Management regularly evaluates our operating facilities for suitability, market presence, renovation and maintenance.

Appendix
Selected five-year information
List of abbreviations
Glossary
Investor information
Financial calendar and contacts

Selected five-year information
Selected information – Group
in / end of	2020		2019	2018	2017	2016
Condensed consolidated statements of operations (CHF million)
Net revenues	22,389		22,484	20,920	20,900	20,323
Provision for credit losses	1,096		324	245	210	252
Total operating expenses	17,826		17,440	17,303	18,897	22,337
Income/(loss) before taxes	3,467		4,720	3,372	1,793	(2,266)
Income tax expense	801		1,295	1,361	2,741	441
Net income/(loss)	2,666		3,425	2,011	(948)	(2,707)
Net income/(loss) attributable to noncontrolling interests	(3)		6	(13)	35	3
Net income/(loss) attributable to shareholders	2,669		3,419	2,024	(983)	(2,710)
Earnings per share (CHF)
Basic earnings/(loss) per share	1.09		1.35	0.79	(0.41)	(1.27)
Diluted earnings/(loss) per share	1.06		1.32	0.77	(0.41)	(1.27)
Consolidated balance sheet (CHF million)
Total assets	805,822		787,295	768,916	796,289	819,861
Share capital	98		102	102	102	84
Shareholders' equity	42,677		43,644	43,922	41,902	41,897
Shares outstanding (million)
Shares outstanding	2,406.1		2,436.2	2,550.6	2,550.3	2,089.9
Dividend per share (CHF)
Dividend per share	0.2926	[1]	0.2776	0.2625	0.25	0.70
Ratios (%)
Return on assets [2]	0.3		0.4	0.2	(0.1)	(0.3)
Return on equity	5.9		7.7	4.7	(2.3)	(6.1)
Dividend payout ratio	26.8		20.6	33.2	-	-
Equity to asset ratio	5.3		5.5	5.7	5.3	5.1
1 Proposal of the Board of Directors to the Annual General Meeting on April 30, 2021.
2 Based on amounts attributable to shareholders.

Selected information – Bank
in / end of	2020	2019	2018	2017	2016
Condensed consolidated statements of operations (CHF million)
Net revenues	22,503	22,686	20,820	20,965	20,393
Provision for credit losses	1,092	324	245	210	252
Total operating expenses	18,200	17,969	17,719	19,202	22,630
Income/(loss) before taxes	3,211	4,393	2,856	1,553	(2,489)
Income tax expense	697	1,298	1,134	2,781	400
Net income/(loss)	2,514	3,095	1,722	(1,228)	(2,889)
Net income/(loss) attributable to noncontrolling interests	3	14	(7)	27	(6)
Net income/(loss) attributable to shareholders	2,511	3,081	1,729	(1,255)	(2,883)
Consolidated balance sheet (CHF million)
Total assets	809,688	790,459	772,069	798,372	822,065
Share capital	4,400	4,400	4,400	4,400	4,400
Shareholders' equity	46,264	46,120	45,296	42,670	42,789
Number of shares outstanding (million)
Number of shares outstanding	4,399.7	4,399.7	4,399.7	4,399.7	4,399.7

List of abbreviations
A
ABO	Accumulated benefit obligation
ABS	Asset-backed securities
ADS	American Depositary Shares
AEI	Automatic Exchange of Information
AES®	Advanced execution services
AGM	Annual General Meeting
AIG	American International Group, Inc.
A-IRB	Advanced internal ratings-based approach
ALM	Asset & Liability Management
AMA	Advanced measurement approach
AoA	Articles of Association
AOCI	Accumulated other comprehensive income/(loss)
ARR	Alternative reference rate
ASC	Accounting Standards Codification
ASU	Accounting Standards Update
B
BA	Bachelor of Arts
BBSW	Bank Bill Swap Rate
BCBS	Basel Committee on Banking Supervision
BEAT	Base Erosion and Anti-abuse Tax
BIS	Bank for International Settlements
Board	Board of Directors
bp	basis points
BS	Bachelor of Science
BVG	Swiss Federal Law on Occupational Retirement, Survivors’ and Disability Pension Plans
C
CARMC	Capital Allocation and Risk Management Committee
CCA	Contingent Capital Awards
CCAR	Comprehensive Capital Analysis and Review
CDO	Collateralized debt obligation
CDS	Credit default swap
CDX	Credit default swap index
CEB	Conduct and Ethics Board
CECL	Current expected credit loss
CEO	Chief Executive Officer
CET1	Common equity tier 1
CFO	Chief Financial Officer
CFTC	Commodity Futures Trading Commission
CLO	Collateralized loan obligation
CMBS	Commercial mortgage-backed securities
CMI	Continuous Mortality Investigation
CMS	Constant maturity swap
COF	Capital Opportunity Facility
COO	Chief Operating Officer
COSO	Committee of Sponsoring Organizations of the Treadway Commission
CP	Commercial paper
CPR	Constant prepayment rate
C (continued)
CRCO	Chief Risk and Compliance Officer
CRD	Capital Requirements Directive
CRR	Capital Requirements Regulation
CSI	Credit Suisse International
CSSEL	Credit Suisse Securities (Europe) Limited
CVA	Credit valuation adjustment
D
DFS	Department of Financial Services
DOJ	US Department of Justice
E
EAD	Exposure at default
EBITDA	Earnings before interest, taxes, depreciation and amortization
ECB	European Central Bank
EGM	Extraordinary General Meeting
EMEA	Europe, Middle East and Africa
EMIR	European Market Infrastructure Regulation
ERCF	Enterprise risk and control framework
ERISA	US Employee Retirement Income Security Act of 1974
ESG	Environmental, Social and Governance
EU	European Union
F
FASB	Financial Accounting Standards Board
FATCA	Foreign Account Tax Compliance Act
FDIC	Federal Deposit Insurance Corporation
Fed	US Federal Reserve
FINMA	Swiss Financial Market Supervisory Authority FINMA
FINRA	Financial Industry Regulatory Authority
FMIA	Swiss Federal Act on Financial Market Infrastructure and Market Conduct in Securities and Derivatives Trading
FSA	UK Financial Services Authority
FSB	Financial Stability Board
FSMA	Financial Services and Markets Act 2000
FTQ Lite	Flight to quality lite
FVA	Funding valuation adjustments
FX	Foreign exchange
G
G7	Group of seven leading industrial nations
G20	Group of Twenty Finance Ministers and Central Bank Governors
GAAP	Generally accepted accounting principles
GDP	Gross domestic product
G-SIB	Global Systemically Important Bank
GTS	Global Trading Solutions
H
HQLA	High quality liquid assets
HNWI	High-net-worth individuals

I
IBOR	Interbank offered rate
ICE	Intercontinental Exchange
ICS	Internal Control System
IFRS	International Financial Reporting Standards
IHC	US intermediate holding company
IPO	Initial public offering
IRC	Incremental risk charge
IRS	Internal Revenue Service
ISDA	International Swaps and Derivatives Association, Inc.
IT	Information technology
ITS	International Trading Solutions
L
LCR	Liquidity coverage ratio
LGD	Loss given default
LIBOR	London Interbank Offered Rate
LLM	Master of laws
LTI	Long-term incentive
LTV	Loan-to-value
M
M&A	Mergers and acquisitions
MA	Master of Arts
MBA	Master of Business Administration
MEF	Macroeconomic factor
MiFID I	Markets in Financial Instruments Directive
MiFID II	Revised Markets in Financial Instruments Directive
MRTC	Material risk takers and controllers
MSRB	Municipal Securities Rulemaking Board
N
Nasdaq	Nasdaq Stock Market
NAV	Net asset value
NRV	Negative replacement value
NSFR	Net stable funding ratio
NYSE	New York Stock Exchange
O
OCI	Other comprehensive income
OECD	Organisation for Economic Co-operation and Development
OFAC	Office of Foreign Assets Control
OGR	Organizational Guidelines and Regulations
OTC	Over-the-counter
P
PBO	Projected benefit obligation
PCR	Position & Client Risk
PD	Probability of default
PFIC	Passive foreign investment company
PRA	Prudential Regulation Authority
PRV	Positive replacement value
PSA	Prepayment speed assumption
R
RMBS	Residential mortgage-backed securities
RNIV	Risk not in VaR
ROE	Return on equity
RoTE	Return on tangible equity
RPSC	Risk Processes & Standards Committee
RRP	Recovery and resolution plan
RTSR	Relative total shareholder return
RWA	Risk-weighted assets
S
SA-CCR	Standardized approach for counterparty credit risk
SAPS	Self-administered pension scheme
SARON	Swiss Average Rate Overnight
SEC	US Securities and Exchange Commission
SEI	Significant economic interest
SFTQ	Severe flight to quality
SIBOR	Singapore Interbank Offered Rate
SNB	Swiss National Bank
SOFR	Secured Overnight Financing Rate
SOR	Singapore Swap Offer Rate
SPE	Special purpose entity
SPIA	Single premium immediate annuity
SRI	Sustainability, Research & Investment Solutions
SRO	Strategic risk objective
STI	Short-term incentive
T
TBVPS	Tangible book value per share
TCFD	Task Force on Climate-related Financial Disclosures
TLAC	Total loss-absorbing capacity
TRS	Total return swap
U
UHNW	Ultra-high-net-worth
UHNWI	Ultra-high-net-worth individuals
UK	United Kingdom
UN	United Nations
US	United States of America
US GAAP	US generally accepted accounting principles
V
VaR	Value-at-risk
VARMC	Valuation Risk Management Committee
VDAX	Deutsche Börse AG DAX Volatility Index
VIE	Variable interest entity
VIX	Chicago Board of Options Exchange Market Volatility Index

Glossary

A
Advanced execution services® (AES®)	AES® is a suite of algorithmic trading strategies, tools and analytics operated by Credit Suisse to facilitate global equity trading. By employing algorithms to execute client orders and limit volatility, AES® helps institutions and hedge funds reduce market impact. Credit Suisse provides access to over 100 trading destinations in over 40 countries and six continents.
Advanced internal ratings-based approach (A-IRB)	Under the A-IRB approach, risk weights are determined by using internal risk parameters. We have received approval from FINMA to use, and have fully implemented, the A-IRB approach whereby we provide our own estimates for probability of default (PD), loss given default (LGD) and exposure at default (EAD). We use the A-IRB approach to determine our institutional credit risk and most of our retail credit risk.
Advanced measurement approach (AMA)	The AMA is used for measuring operational risk. The methodology is based upon the identification of a number of key risk scenarios that describe the major operational risks we face. Groups of senior staff review each scenario and discuss the likelihood of occurrence and the potential severity of loss. Internal and external loss data, along with certain business environment and internal control factors, such as self-assessment results and key risk indicators, are considered as part of this process. Based on the output from these meetings, we enter the scenario parameters into an operational risk model that generates a loss distribution from which the level of capital required to cover operational risk is determined. We have received approval from FINMA to use an internal model for the calculation of operational risk capital, which is aligned with the requirements of the AMA under the Basel framework.
Affluent and retail clients	We define affluent and retail clients as individuals having assets under management below CHF 1 million.
American Depositary Shares (ADS)	An ADS, which is evidenced by an American Depositary Receipt, is a negotiable certificate issued by a depositary bank that represents all or part of an underlying share of a foreign-based company held in custody.
B
Backtesting	Backtesting is one of the techniques used to assess the accuracy and performance of VaR models. Backtesting is used by regulators to assess the adequacy of regulatory capital held by a bank. It involves comparing of the results produced by the VaR model with the hypothetical trading revenues on the trading book. VaR models that experience less than five exceptions in a rolling 12-month period are considered by regulators to be classified in a defined "green zone". The "green zone" corresponds to backtesting results that do not themselves suggest a problem with the quality or accuracy of a bank's model.
Bank for International Settlements (BIS)	The Bank for International Settlements (BIS) serves central banks in their pursuit of monetary and financial stability, fosters international cooperation in those areas and acts as a bank for central banks.
Basel III	In December 2010, the Basel Committee on Banking Supervision (BCBS) issued the Basel III framework, which is a comprehensive set of reform measures to strengthen the regulation, supervision and risk management of the banking sector. These measures aim to improve the banking sector's ability to absorb shocks arising from financial and economic stress, whatever the source, improve risk management and governance and strengthen banks' transparency and disclosures. The phase-in period for Basel III was January 1, 2013 through January 1, 2019.
Basel Committee on Banking Supervision (BCBS)	The Basel Committee on Banking Supervision (BCBS) provides a forum for regular cooperation on banking supervisory matters. Its objective is to enhance the understanding of key supervisory issues and improve the quality of banking supervision worldwide. It seeks to do so by exchanging information on national supervisory issues, approaches and techniques, with a view to promoting common understanding. At times, the BCBS uses this common understanding to develop guidelines and supervisory standards in areas where they are considered desirable. In this regard, the BCBS is best known for its international standards on capital adequacy, the Core Principles for Effective Banking Supervision and the Concordat on cross-border banking supervision.
Booking center	Part of a legal entity of Credit Suisse AG that is registered with a domestic banking license where client assets are administered and booked.

C
Current expected credit losses (CECL)	CECL is a FASB accounting standard which requires the measurement of all expected credit losses for financial instruments measured at amortized cost and held at the reporting date over the remaining contractual life (considering the effect of prepayments) based on historical experience, current conditions and reasonable and supportable forecasts. The CECL standard has replaced the previous incurred loss methodology for recognizing credit losses.
CET1 ratio	CET1 ratio means the ratio (expressed as a percentage) of CET1 capital divided by risk-weighted assets.
Collateralized debt obligation (CDO)	A CDO is a type of structured asset-backed security whose value and payments are derived from a portfolio of underlying fixed-income assets.
Commercial mortgage-backed securities (CMBS)	CMBS are a type of mortgage-backed security that is secured by loans on commercial property and can provide liquidity to real estate investors and commercial lenders.
Commercial paper (CP)	Commercial paper is an unsecured money-market security with a fixed maturity of 1 to 364 days, issued by large banks and corporations to raise funds to meet short term debt obligations.
Constant prepayment rate (CPR)	CPR is a loan prepayment rate that is equal to the proportion of the principal of a pool of loans that is assumed to be paid off prematurely in each period. The calculation of this estimate is based on a number of factors such as historical prepayment rates for previous loans that are similar to ones in the pool and on future economic outlooks.
Credit default swap (CDS)	A CDS is a contractual agreement in which the buyer of the swap pays a periodic fee in return for a contingent payment by the seller of the swap following a credit event of a reference entity. A credit event is commonly defined as bankruptcy, insolvency, receivership, material adverse restructuring of debt or failure to meet payment obligations when due.
Credit valuation adjustment (CVA)	The CVA represents the market value of counterparty credit risk for uncollateralized OTC derivative instruments.
D
Debit valuation adjustment	The debit valuation adjustment represents the market value of our own credit risk for uncollateralized OTC derivative instruments.
Derivatives	Derivatives are financial instruments or contracts that meet all of the following three characteristics: (1) their value changes in response to changes in an underlying price, such as interest rate, security price, foreign exchange rate, credit rating/price or index; (2) they require no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors; and (3) their terms require or permit net settlement (US GAAP) or they settle at a future date (IFRS).
E
Exposure at default (EAD)	The EAD represents the expected amount of credit exposure in the event of a default and reflects the current drawn exposure and an expectation regarding the future evolution of the credit exposure. For loan exposures, a credit conversion factor is applied to project the additional drawn amount. The credit conversion factor related to traded products such as derivatives is based on a simulation using statistical models.
F
Fair value	The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
G
G7	The G7 is a group of finance ministers from seven industrialized nations: the US, UK, France, Germany, Italy, Canada and Japan.
G20	The G20 is a group of finance ministers and central bank governors from 19 countries (Argentina, Australia, Brazil, Canada, China, France, Germany, India, Indonesia, Italy, Japan, Republic of Korea, Mexico, Russia, Saudi Arabia, South Africa, Turkey, the UK and the US) and the EU.
H
Haircut	The percentage by which an asset's market value is reduced for the purpose of calculating capital, margin requirements and collateral levels. This is used to provide a cushion when lending against collateral to account for possible adverse movements in the value of the collateral.
Higher Trigger Capital Amount	The capital ratio write-down triggers for certain of our outstanding capital instruments take into account the fact that other outstanding capital instruments that contain relatively higher capital ratios as part of their trigger feature are expected to convert into equity or be written down prior to the write-down of such capital instruments. The amount of additional capital that is expected to be contributed by such conversion into equity or write-down is referred to as the Higher Trigger Capital Amount.
High-net-worth individuals (HNWI)	We define high-net-worth individuals as individuals having assets under management in excess of CHF 1 million.
I
Incremental risk charge (IRC)	The IRC represents an estimate of the issuer default and migration risk of positions in the trading book over a one-year capital horizon at a 99.9% confidence level, taking into account the liquidity horizons of individual positions. This includes sovereign debt, but excludes securitizations and correlation products.

L
Liquidity coverage ratio (LCR)	The LCR aims to ensure that banks have a stock of unencumbered high-quality liquid assets available to meet liquidity needs for a 30-day time horizon under a severe stress scenario. The LCR is comprised of two components: the value of the stock of high quality liquid assets in stressed conditions and the total net cash outflows calculated according to specified scenario parameters. The ratio of liquid assets over net cash outflows should be at least 100%.
Lombard loan	A loan granted against pledged collateral in the form of securities.
London Interbank Offered Rate (LIBOR)	LIBOR is a daily reference rate based on the interest rates at which banks borrow unsecured funds from other banks in the London wholesale money market.
Loss given default (LGD)	LGD parameters consider seniority, collateral, counterparty industry and, in certain cases, fair value markdowns. LGD estimates are based on an empirical analysis of historical loss rates and are calibrated to reflect time and cost of recovery as well as economic downturn conditions. For much of the loan portfolio of private banking, corporate and institutional businesses, the LGD is primarily dependent upon the type and amount of collateral pledged. For other retail credit risk, predominantly loans secured by financial collateral, pool LGDs differentiate between standard and higher risks, as well as domestic and foreign transactions. The credit approval and collateral monitoring processes are based on loan-to-value (LTV) limits. For mortgages (residential or commercial), recovery rates are differentiated by type of property.
M
Match funded	Match funded balance sheet items consist of assets and liabilities with close to equal liquidity durations and value so that the liquidity and funding generated or required by the positions are substantially equivalent.
Material risk takers and controllers (MRTC)	MRTC are employees who, either individually or as a part of a group, are considered to have a potentially material impact on the Group's risk profile.
N
Negative replacement value (NRV)	NRV represents the negative fair value of a derivative financial instrument at a given financial reporting date. A negative replacement value reflects the amount payable to the counterparty if the derivative transaction were to be settled at the reporting date, or alternatively, the cost at a given reporting date to close an open derivative position with a fully offsetting transaction.
Net stable funding ratio (NSFR)	The NSFR is intended to ensure that banks maintain a structurally sound long-term funding profile beyond one year and is a complementary measure to the LCR. It is structured to ensure that illiquid assets are funded with an appropriate amount of stable long-term funds. The standard is defined as the ratio of available stable funding over the amount of required stable funding. The ratio should always be at least 100%.
N (continued)
Netting agreements	Netting agreements are contracts between two parties where under certain circumstances, such as insolvency, bankruptcy or any other credit event, mutual claims from outstanding business transactions can be offset against each other. The inclusion of a legally binding netting agreement reduces the default risk from a gross to a net amount.
O
Over-the-counter (OTC)	Over-the-counter securities and derivatives are not traded on an exchange but via private contracts between counterparties.
P
Position risk	Component of the economic capital framework, which is used to assess, monitor and report risk exposures throughout the Group. Position risk is the level of unexpected loss in economic value on our portfolio of positions over a one-year horizon which is exceeded with a given small probability (1% for risk management purposes; 0.03% for capital management purposes).
Positive replacement value (PRV)	PRV represents the positive fair value of a derivative financial instrument at a given reporting date. A positive replacement value reflects the amount receivable from the counterparty if the derivative transaction were to be settled at the reporting date, or alternatively, the cost at a given reporting date to enter into the exact same transaction for the residual term, if the existing counterparty should default.
Probability of default (PD)	PD parameters capture the risk of a counterparty defaulting over a one-year time horizon. PD estimates are based on time-weighted averages of historical default rates by rating grade, with low-default-portfolio estimation techniques applied for higher quality rating grades. Each PD reflects the internal rating for the relevant obligor.
R
Regulatory VaR	Regulatory VaR is a version of VaR that uses an exponential weighting technique that automatically increases VaR where recent short-term market volatility is greater than long-term volatility in the two-year dataset. Regulatory VaR uses an expected shortfall calculation based on average losses, and a ten-day holding period. This results in a more responsive VaR model, as the overall increases in market volatility are reflected almost immediately in the regulatory VaR model.
Repurchase agreements	Repurchase agreements are securities sold under agreements to repurchase substantially identical securities. These transactions normally do not constitute economic sales and are therefore treated as collateralized financing transactions and are carried in the balance sheet at the amount of cash received (liability) and cash disbursed (asset), respectively.
Residential mortgage-backed securities (RMBS)	RMBS are a type of mortgage-backed security composed of a wide array of different non-commercial mortgage debts. They securitize the mortgage payments of non-commercial real estate. Different residential mortgages with varying credit ratings are pooled together and sold in tranches to investors.

R (continued)
Reverse repurchase agreements	Reverse repurchase agreements are purchases of securities under agreements to resell substantially identical securities. These transactions normally do not constitute economic sales and are therefore treated as collateralized financing transactions and are carried in the balance sheet at the amount of cash received (liability) and cash disbursed (asset), respectively.
Risk management VaR	Risk management VaR is a version of VaR that uses an exponential weighting technique that automatically adjusts VaR where recent short-term market volatility differs from long-term volatility in the two-year dataset. Risk management VaR uses an expected shortfall calculation based on average losses, and a one-day holding period. This results in a more responsive VaR model, as the overall changes in market volatility are reflected almost immediately in the risk management VaR model.
Risk mitigation	Risk mitigation refers to measures undertaken by the Group or the Bank to actively manage its risk exposure. For credit risk exposure, such measures would normally include utilizing credit hedges and collateral, such as cash and marketable securities. Credit hedges represent the notional exposure that can be transferred to other market counterparties, generally through the use of credit default swaps. In addition, risk mitigation also includes the active management of a loan portfolio by selling or sub-participating positions.
Risk not in VaR (RNIV)	RNIV captures a variety of risks, such as certain basis risks, higher order risks and cross risks between asset classes, not adequately captured by the VaR model for example due to lack of sufficient or accurate risk or historical market data.
Risk-weighted assets (RWA)	The value of the Group's assets weighted according to certain identified risks for compliance with regulatory provisions.
S
Stressed VaR	Stressed VaR replicates a VaR calculation on the current portfolio of the Group or the Bank, taking into account a one-year observation period relating to significant financial stress; it helps reduce the pro-cyclicality of the minimum capital requirements for market risk.
Swiss Financial Market Supervisory Authority FINMA (FINMA)	FINMA, as an independent supervisory authority, protects creditors, investors and policy holders, ensuring the smooth functioning of the financial markets and preserving their reputation. In its role as state supervisory authority, FINMA acts as an oversight authority of banks, insurance companies, exchanges, securities dealers, collective investment schemes, distributors and insurance intermediaries. It is responsible for combating money laundering and, where necessary, conducts restructuring and bankruptcy proceedings and issues operating licenses for companies in the supervised sectors. Through its supervisory activities, it ensures that supervised institutions comply with the requisite laws, ordinances, directives and regulations and continues to fulfill the licensing requirements. FINMA also acts as a regulatory body; it participates in legislative procedures, issues its own ordinances and circulars where authorized to do so, and is responsible for the recognition of self-regulatory standards.
T
“Too Big to Fail”	In 2011, the Swiss Parliament passed legislation relating to big banks. The legislation includes capital and liquidity requirements and rules regarding risk diversification and emergency plans designed to maintain systemically relevant functions even in the event of threatened insolvency.
Total loss-absorbing capacity (TLAC)	TLAC is a regulatory requirement designed to ensure that Global Systemically Important Banks (G-SIBs) have the loss-absorbing and recapitalization capacity so that, in an immediately following resolution, critical functions can continue without requiring taxpayer support or threatening financial stability.
Total return swap (TRS)	A TRS is a swap agreement in which one party makes payments based on a set rate, either fixed or variable, while the other party makes payments based on the return of an underlying asset, which includes both the income it generates and any capital gains. In total return swaps, the underlying asset, referred to as the reference asset, is usually an equity index, loans or bonds.
U
Ultra-high-net-worth individuals (UHNWI)	Ultra-high-net-worth individuals have assets under management in excess of CHF 50 million or total wealth exceeding CHF 250 million.
V
Value-at-risk (VaR)	VaR is a technique used to measure the potential loss in fair value of financial instruments based on a statistical analysis of historical price trends and volatilities. VaR as a concept is applicable for all financial risk types with adequate price histories; the use of VaR allows the comparison of risk across different businesses.

Investor information
Share data
in / end of	2020		2019	2018
Share price (common shares, CHF)
Average	9.96		12.11	15.17
Minimum	6.42		10.59	10.45
Maximum	13.27		13.54	18.61
End of period	11.40		13.105	10.80
Share price (American Depositary Shares, USD)
Average	10.55		12.15	15.50
Minimum	6.48		10.74	10.42
Maximum	13.61		13.63	19.98
End of period	12.80		13.45	10.86
Market capitalization
Market capitalization (CHF million)	27,904		32,451	27,605
Dividend per share (CHF)
Dividend per share	0.2926	[1]	0.2776	0.2625
1
Proposal of the Board of Directors to the Annual General Meeting on April 30, 2021. Fifty percent of the distribution will be paid out of capital contribution reserves, and fifty percent will be paid out of retained earnings.

Ticker symbols / stock exchange listings
	Common shares	ADS	[1]
Ticker symbols
SIX Financial Information	CSGN	–
New York Stock Exchange	–	CS
Bloomberg	CSGN SW	CS US
Reuters	CSGN.S	CS.N
Stock exchange listings
Swiss security number	1213853	570660
ISIN number	CH0012138530	US2254011081
CUSIP number	–	225 401 108
1 One American Depositary Share (ADS) represents one common share.
Credit ratings and outlook
as of March 17, 2021	Short-term debt	Long-term debt	Outlook
Credit Suisse Group AG
Moody's	–	Baa1	Stable
Standard & Poor's	–	BBB+	Stable
Fitch Ratings	F2	A-	Stable
Rating and Investment Information	–	A+	Stable
Credit Suisse AG
Moody's	P-1	Aa3	Stable
Standard & Poor's	A-1	A+	Stable
Fitch Ratings	F1	A	Stable
Foreign currency translation rates
	End of			Average in
	2020	2019	2018	2020	2019	2018
1 USD / 1 CHF	0.88	0.97	0.99	0.94	0.99	0.98
1 EUR / 1 CHF	1.08	1.09	1.13	1.07	1.11	1.15
1 GBP / 1 CHF	1.20	1.27	1.26	1.21	1.27	1.30
100 JPY / 1 CHF	0.85	0.89	0.89	0.88	0.91	0.88

Financial calendar and contacts
Financial calendar
First quarter results 2021	Thursday, April 22, 2021
Annual General Meeting 2021	Friday, April 30, 2021
Second quarter results 2021	Thursday, July 29, 2021

Investor relations
Phone	+41 44 333 71 49
E-mail	investor.relations@credit-suisse.com
Internet	credit-suisse.com/investors
Media relations
Phone	+41 844 33 88 44
E-mail	media.relations@credit-suisse.com
Internet	credit-suisse.com/news

Financial information and printed copies
Annual reports	credit-suisse.com/annualreporting
Interim reports	credit-suisse.com/interimreporting
US share register and transfer agent
ADS depositary bank	The Bank of New York Mellon
Shareholder correspondence address	BNY Mellon Shareowner Services
P.O. Box 505000
Louisville, KY 40233-5000
Overnight correspondence address	BNY Mellon Shareowner Services
462 South 4th Street, Suite 1600
Louisville, KY 40202
US and Canada phone	+1 866 886 0788
Phone from outside US and Canada	+1 201 680 6825
E-mail	shrrelations@cpushareownerservices.com
Swiss share register and transfer agent
Address	Credit Suisse Group AG
Share Register RXS
8070 Zurich, Switzerland
Phone	+41 44 332 02 02
E-mail	share.register@credit-suisse.com

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
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, targets, goals, expectations, estimates and intentions expressed in such forward-looking statements and that the COVID-19 pandemic creates significantly greater uncertainty about forward-looking statements in addition to the factors that generally affect our business. These factors include:
■ the ability to maintain sufficient liquidity and access capital markets;
■ market volatility and interest rate fluctuations and developments affecting interest rate levels, including the persistence of a low or negative interest rate environment;
■ the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of negative impacts of COVID-19 on the global economy and financial markets and the risk of continued slow economic recovery or downturn in the EU, the US or other developed countries or in emerging markets in 2021 and beyond;
■ the emergence of widespread health emergencies, infectious diseases or pandemics, such as COVID-19, and the actions that may be taken by governmental authorities to contain the outbreak or to counter its impact;
■ potential risks and uncertainties relating to the severity of impacts from COVID-19 and the duration of the pandemic, including potential material adverse effects on our business, financial condition and results of operations;
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
■ the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies;
■ the effects of currency fluctuations, including the related impact on our business, financial condition and results of operations due to moves in foreign exchange rates;
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
■ the risk of cyber attacks, information or security breaches or technology failures on our reputation, business or operations, the risk of which is increased while large portions of our employees work remotely;
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