Form 20-F
period 2021-12-31
CREDIT SUISSE GROUP AG; CREDIT SUISSE AG
filed 2022-03-10
CIK 1159510, 1053092

As filed with the Securities and Exchange Commission on March 10, 2022
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 20-F
☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2021
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
Paradeplatz 8 ,  8001   Zurich ,  Switzerland
(Address of principal executive offices)
David R. Mathers
Chief Financial Officer
Paradeplatz 8 ,  8001   Zurich ,  Switzerland
david.mathers@credit-suisse.com
Telephone: +41 44 333 1111
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Commission file number: 001-33434
Credit Suisse AG
(Exact name of Registrant as specified in its charter)
Canton of Zurich, Switzerland
(Jurisdiction of incorporation or organization)
Paradeplatz 8 ,  8001   Zurich ,  Switzerland
(Address of principal executive offices)
David R. Mathers
Chief Financial Officer
Paradeplatz 8 ,  8001   Zurich ,  Switzerland
david.mathers@credit-suisse.com
Telephone: +41 44 333 1111
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

[THIS PAGE INTENTIONALLY LEFT BLANK]

Securities registered or to be registered pursuant to Section 12(b) of the Act:
Title of each class of securities	Trading Symbol(s)		Name of each exchange on which registered

Credit Suisse Group AG
American Depositary Shares each representing one Share	CS		New York Stock Exchange
Shares par value CHF 0.04 *	CSGN	*	New York Stock Exchange	*

Credit Suisse AG
Credit Suisse X-Links® Monthly Pay 2xLeveraged Mortgage REIT ETNs due July 11, 2036 **	REML	**	NYSE Arca	**
Credit Suisse S&P MLP Index ETNs due December 4, 2034 Linked to the S&P MLP Index	MLPO		NYSE Arca
Credit Suisse X-Links® Gold Shares Covered Call ETNs due February 2, 2033	GLDI		The Nasdaq Stock Market
Credit Suisse X-Links® Silver Shares Covered Call ETNs due April 21, 2033	SLVO		The Nasdaq Stock Market
Credit Suisse X-Links® Crude Oil Shares Covered Call ETNs due April 24, 2037	USOI		The Nasdaq Stock Market
Credit Suisse FI Large Cap Growth Enhanced ETNs due June 13, 2024 Linked to the Russell 1000® Growth Index Total Return ***	FLGE	***	NYSE Arca	***
Credit Suisse FI Enhanced Europe 50 ETNs due May 11, 2028 Linked to the STOXX® Europe 50 USD (Gross Return) Index ****	FEUL	****	NYSE Arca	****

* Not for trading, but only in connection with the registration of the American Depositary Shares

**
On December 27, 2021, Notification of Removal from Listing and/or Registration under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Act”), was filed on Form 25 with respect to the Credit Suisse X-Links® Monthly Pay 2xLeveraged Mortgage REIT ETNs due July 11, 2036. The withdrawal from listing on NYSE Arca shall be effective 10 days after the filing of Form 25. The withdrawal from registration under Section 12(b) of the Act is expected to be effective no later than 90 days from December 27, 2021.

***
On December 23, 2021, Notification of Removal from Listing and/or Registration under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Act”), was filed on Form 25 with respect to the Credit Suisse FI Large Cap Growth Enhanced ETNs due June 13, 2024 Linked to the Russell 1000® Growth Index Total Return. On January 10, 2022, an amended Form 25 was filed to correct an error in the name of the ETN. The withdrawal from listing on NYSE Arca shall be effective 10 days after the filing of the amended Form 25. The withdrawal from registration under Section 12(b) of the Act is expected to be effective no later than 90 days from January 10, 2022.

****
On December 22, 2021, Notification of Removal from Listing and/or Registration under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Act”), was filed on Form 25 with respect to the Credit Suisse FI Enhanced Europe 50 ETNs due May 11, 2028 Linked to the STOXX® Europe 50 USD (Gross Return) Index. The withdrawal from listing on NYSE Arca shall be effective 10 days after the filing of Form 25. The withdrawal from registration under Section 12(b) of the Act is expected to be effective no later than 90 days from December 22, 2021.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2021: 2,569,684,509 shares of Credit Suisse Group AG
Indicate by check mark if the Registrants are well-known seasoned issuers, as defined in Rule 405 of the Securities Act.
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
Item 16G. Corporate governance.
Item 16H. Mine safety disclosure.
Item 16I. Disclosure regarding foreign jurisdictions that prevent inspections.
Part III
Item 17. Financial statements.
Item 18. Financial statements.
Item 19. Exhibits.
SIGNATURES
1

Definitions
For the purposes of this Form 20-F and the attached Annual Report 2021, unless the context otherwise requires, the terms “Credit Suisse Group,” “Credit Suisse,” the “Group,” “we,” “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries. The business of Credit Suisse AG, the direct bank subsidiary of the Group, is substantially similar to the Group, and we use these terms to refer to both when the subject is the same or substantially similar. We use the term the “Bank” when we are referring only to Credit Suisse AG and its consolidated subsidiaries.
Abbreviations and selected terms are explained in the List of abbreviations and the Glossary in the back of the Annual Report 2021.
Sources
Throughout this Form 20-F and the attached Annual Report 2021, we describe the position and ranking of our various businesses in certain industry and geographic markets. The sources for such descriptions come from a variety of conventional publications generally accepted as relevant business indicators by members of the financial services industry. These sources include: Standard & Poor’s, Dealogic, Institutional Investor, Lipper, Moody’s Investors Service and Fitch Ratings.
Cautionary statement regarding forward-looking information
For Credit Suisse and the Bank, please see the Cautionary statement regarding forward-looking information on the inside page of the back cover of the attached Annual Report 2021.
Explanatory note
For the avoidance of doubt, the information appearing on pages 2, 4 to 8, 240 to 245 and A-3 to A-11 are not included in Credit Suisse’s and the Bank’s Form 20-F for the fiscal year ended December 31, 2021.
20-F/6

Part I
Item 1. Identity of directors, senior management and advisers.
Not required because this Form 20-F is filed as an annual report.
Item 2. Offer statistics and expected timetable.
Not required because this Form 20-F is filed as an annual report.
Item 3. Key information.
A – [Reserved]
B – Capitalization and indebtedness.
Not required because this Form 20-F is filed as an annual report.
C – Reasons for the offer and use of proceeds.
Not required because this Form 20-F is filed as an annual report.
D – Risk factors.
For Credit Suisse and the Bank, please see I – Information on the company – Risk factors on pages 38 to 52 of the attached Annual Report 2021.
Item 4. Information on the company.
A – History and development of the company.
For Credit Suisse and the Bank, please see I– Information on the company – Strategy on pages 10 to 11 and IV – Corporate Governance – Overview –Corporate governance framework – Company details on page 188 of the attached Annual Report 2021. In addition, for Credit Suisse, please see Note 3 – Business developments, significant shareholders and subsequent events and Note 4 – Segment information in VI – Consolidated financial statements – Credit Suisse Group on pages 302 to 306 of the attached Annual Report 2021 and, for the Bank, please see Note 3 – Business developments, significant shareholders and subsequent events and Note 4 – Segment information in VIII – Consolidated financial statements – Credit Suisse (Bank) on pages 467 to 468 of the attached Annual Report 2021. For additional information on Credit Suisse and the Bank, please see Item 10.H of this Form 20-F regarding documents on display.
B – Business overview.
For Credit Suisse and the Bank, please see I – Information on the company – Divisions on pages 12 to 17 of the attached Annual Report 2021. In addition, for Credit Suisse, please see Note 4 – Segment information in VI – Consolidated financial statements – Credit Suisse Group on pages 305 to 306 of the attached Annual Report 2021 and, for the Bank, please see Note 4 – Segment information in VIII – Consolidated financial statements – Credit Suisse (Bank) on pages 467 to 468 of the attached Annual Report 2021.
C – Organizational structure.
For Credit Suisse and the Bank, please see I– Information on the company – Strategy on pages 10 to 11 and II – Operating and financial review – Credit Suisse – Group and Bank differences on page 70 of the attached Annual Report 2021. For a list of Credit Suisse’s significant subsidiaries, please see Note 41 – Significant subsidiaries and equity method investments in VI – Consolidated financial statements – Credit Suisse Group on pages 425 to 428 of the attached Annual Report 2021 and, for a list of the Bank’s significant subsidiaries, please see Note 40 – Significant subsidiaries and equity method investments in VIII – Consolidated financial statements – Credit Suisse (Bank) on pages 527 to 528 of the attached Annual Report 2021.
D – Property, plant and equipment.
For Credit Suisse and the Bank, please see X – Additional information – Other information – Property and equipment on page 589 of the attached Annual Report 2021.
20-F/7

Information required by subpart 1400 of Regulation S-K
For Credit Suisse and the Bank, please see X – Additional information – Statistical information on pages 578 to 584 of the attached Annual Report 2021. In addition, for both Credit Suisse and the Bank, please see III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk portfolio analysis – Credit risk – Loans and irrevocable loan commitments on page 166 of the attached Annual Report 2021.
Disclosure pursuant to Section 13(r) of the Securities Exchange Act of 1934
During 2021, Credit Suisse AG processed a small number of de minimis payments related to the operation of Iranian diplomatic missions in Switzerland and related to fees for ministerial government functions such as issuing passports and visas. Processing these payments is permitted under Swiss law, and Credit Suisse AG intends to continue processing such payments. Revenues and profits from these activities are not calculated but would be negligible.
Item 4A. Unresolved staff comments.
None.
Item 5. Operating and financial review and prospects.
A – Operating results.
For Credit Suisse and the Bank, please see II – Operating and financial review on pages 53 to 110 of the attached Annual Report 2021. In addition, for both Credit Suisse and the Bank, please see I – Information on the company – Regulation and supervision on pages 18 to 37 of the attached Annual Report 2021, III – Treasury, Risk, Balance sheet and Off-balance sheet – Liquidity and funding management – Funding management – Structural interest rate management on page 119 and – Capital management – Shareholders’ equity – Foreign exchange exposure on page 136 of the attached Annual Report 2021.
B – Liquidity and capital resources.
For Credit Suisse and the Bank, please see III – Treasury, Risk, Balance sheet and Off-balance sheet – Liquidity and funding management and – Capital management on pages 112 to 137 and III – Treasury, Risk, Balance sheet and Off-balance sheet – Balance sheet and off-balance sheet – Contractual obligations and other commercial commitments on page 182 of the attached Annual Report 2021. In addition, for Credit Suisse, please see Consolidated statements of cash flows in VI – Consolidated financial statements – Credit Suisse Group on pages 290 to 291, Note 26 – Long-term debt in VI – Consolidated financial statements – Credit Suisse Group on pages 334 to 335 and Note 38 – Capital adequacy in VI – Consolidated financial statements – Credit Suisse Group on pages 410 to 411 of the attached Annual Report 2021 and, for the Bank, please see Consolidated statements of cash flows in VIII – Consolidated financial statements – Credit Suisse (Bank) on pages 464 to 465, Note 25 – Long-term debt in VIII – Consolidated financial statements – Credit Suisse (Bank) on page 486 and Note 37 – Capital adequacy in VIII – Consolidated financial statements – Credit Suisse (Bank) on pages 525 to 526 of the attached Annual Report 2021.
C – Research and development, patents and licenses, etc.
Not applicable.
D – Trend information.
For Credit Suisse and the Bank, please see Item 5.A of this Form 20-F. In addition, for Credit Suisse and the Bank, please see I – Information on the company – Divisions on pages 12 to 17 of the attached Annual Report 2021.
E – Critical accounting estimates.
For Credit Suisse and the Bank, please see II – Operating and financial review – Critical accounting estimates on pages 105 to 110 of the attached Annual Report 2021.
Item 6. Directors, senior management and employees.
A – Directors and senior management.
For Credit Suisse and the Bank, please see IV – Corporate Governance – Board of Directors, – Board Committees, – Biographies of the Board, – Executive Board and – Biographies of the Executive Board members on pages 197 to 230 of the attached Annual Report 2021.
20-F/8

B – Compensation.
For Credit Suisse and the Bank, please see V – Compensation on pages 246 to 280 of the attached Annual Report 2021. In addition, for Credit Suisse, please see Note 10 – Compensation and benefits in VI – Consolidated financial statements – Credit Suisse Group on page 308, Note 30 – Employee deferred compensation in VI – Consolidated financial statements – Credit Suisse Group on pages 347 to 351, Note 32 – Pension and other post-retirement benefits in VI – Consolidated financial statements – Credit Suisse Group on pages 353 to 362, Note 6 – Personnel expenses in VII – Parent company financial statements – Credit Suisse Group on page 444 and Note 24 – Shareholdings in VII –Parent company financial statements – Credit Suisse Group on pages 452 to 453 of the attached Annual Report 2021. For the Bank, please see Note 10 – Compensation and benefits in VIII – Consolidated financial statements – Credit Suisse (Bank) on page 469, Note 29 – Employee deferred compensation in VIII – Consolidated financial statements – Credit Suisse (Bank) on pages 493 to 495, Note 31 – Pension and other post-retirement benefits in VIII – Consolidated financial statements – Credit Suisse (Bank) on pages 497 to 502, Note 6 – Personnel expenses in IX – Parent company financial statements – Credit Suisse (Bank) on page 552, Note 17 – Pension plans in IX – Parent company financial statements – Credit Suisse (Bank) on pages 560 to 561 and Note 24 – Shareholdings of the Board of Directors, Executive Board and employees and information on compensation plans in IX – Parent company financial statements – Credit Suisse (Bank) on pages 571 to 572 of the attached Annual Report 2021.
C – Board practices.
For Credit Suisse and the Bank, please see IV – Corporate Governance on pages 183 to 238 of the attached Annual Report 2021.
D – Employees.
For Credit Suisse and the Bank, please see IV – Corporate Governance – Overview – Corporate Governance framework – Employee relations on page 190 of the attached Annual Report 2021. In addition, for both Credit Suisse and the Bank, please see II – Operating and financial review – Credit Suisse – Employees and other headcount on page 63 of the attached Annual Report 2021.
E – Share ownership.
For Credit Suisse and the Bank, please see V – Compensation on pages 246 to 280 of the attached Annual Report 2021. In addition, for Credit Suisse, please see Note 30 – Employee deferred compensation in VI – Consolidated financial statements – Credit Suisse Group on pages 347 to 351, and Note 24 –Shareholdings in VII – Parent company financial statements – Credit Suisse Group on pages 452 to 453 of the attached Annual Report 2021. For the Bank, please see Note 29 – Employee deferred compensation in VIII – Consolidated financial statements – Credit Suisse (Bank) on pages 493 to 495, and Note 24 – Shareholdings of the Board of Directors, Executive Board and employees and information on compensation plans in IX – Parent company financial statements – Credit Suisse (Bank) on pages 571 to 572 of the attached Annual Report 2021.
Item 7. Major shareholders and related party transactions.
A – Major shareholders.
For Credit Suisse, please see IV – Corporate Governance – Shareholders on pages 191 to 196 of the attached Annual Report 2021. In addition, for Credit Suisse, please see Note 3 – Business developments, significant shareholders and subsequent events in VI – Consolidated financial statements – Credit Suisse Group on pages 302 to 304, Note 17 – Credit Suisse Group shares held by subsidiaries in VII – Parent company financial statements – Credit Suisse Group on page 449, Note 18 – Purchases and sales of treasury shares in VII – Parent company financial statements – Credit Suisse Group on page 449 and Note 19 – Significant shareholders in VII – Parent company financial statements – Credit Suisse Group on page 449 of the attached Annual Report 2021. Credit Suisse’s major shareholders do not have different voting rights. The Bank has 4,399,680,200 shares outstanding and is a wholly owned subsidiary of Credit Suisse. See Note 23 – Significant shareholders and groups of shareholders in IX – Parent company financial statements – Credit Suisse (Bank) on page 570 of the attached Annual Report 2021.
B – Related party transactions.
For Credit Suisse and the Bank, please see V – Compensation on pages 246 to 280 and IV – Corporate Governance – Additional information – Banking relationships with Board and Executive Board members and related party transactions on page 235 of the attached Annual Report 2021. In addition, for Credit Suisse, please see Note 31 – Related parties in VI – Consolidated financial statements – Credit Suisse Group on pages 351 to 353 and Note 22 – Assets and liabilities with related parties in VII – Parent company financial statements – Credit Suisse Group on page 451 of the attached Annual Report 2021. For the Bank, please see Note 30 – Related parties in VIII – Consolidated financial statements – Credit Suisse (Bank) on page 496 and Note 25 – Amounts receivable from and amounts payable to related parties in IX – Parent company financial statements – Credit Suisse (Bank) on page 573 of the attached Annual Report 2021.
20-F/9

C – Interests of experts and counsel.
Not applicable because this Form 20-F is filed as an annual report.
Item 8. Financial information.
A – Consolidated statements and other financial information.
Please see Item 18 of this Form 20-F.
For a description of Credit Suisse’s legal and arbitration proceedings, please see Note 40 – Litigation in VI – Consolidated financial statements – Credit Suisse Group on pages 413 to 425 of the attached Annual Report 2021. For a description of the Bank’s legal and arbitration proceedings, please see Note 39 – Litigation in VIII – Consolidated financial statements – Credit Suisse (Bank) on page 526 of the attached Annual Report 2021.
For a description of Credit Suisse’s policy on dividend distributions, please see III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management – Dividends and dividend policy on page 137 of the attached Annual Report 2021.
B – Significant changes.
None.
Item 9. The offer and listing.
A – Offer and listing details, C – Markets.
For information regarding the price history of Credit Suisse Group shares and the stock exchanges and other regulated markets on which they are listed or traded, please see X – Additional information – Other information – Listing details on page 589 of the attached Annual Report 2021. Shares of the Bank are not listed.
B – Plan of distribution, D – Selling shareholders, E – Dilution, F – Expenses of the issue.
Not required because this Form 20-F is filed as an annual report.
Item 10. Additional information.
A – Share capital.
Not required because this Form 20-F is filed as an annual report.
B – Memorandum and Articles of Association.
For Credit Suisse, please see IV – Corporate Governance – Overview – Corporate Governance framework, – Shareholders and – Board of Directors on pages 186 to 221 of the attached Annual Report 2021. In addition, for Credit Suisse, please see X – Additional information – Other information – Exchange controls and – American Depositary Shares on page 585 of the attached Annual Report 2021. Shares of the Bank are not listed.
C – Material contracts.
Neither Credit Suisse nor the Bank has any contract that would constitute a material contract for the two years immediately preceding the date of this Form 20-F.
D – Exchange controls.
For Credit Suisse and the Bank, please see X – Additional information – Other information – Exchange controls on page 585 of the attached Annual Report 2021.
E – Taxation.
For Credit Suisse, please see X – Additional information – Other information – Taxation on pages 585 to 588 of the attached Annual Report 2021. The Bank does not have any public shareholders.
F – Dividends and paying agents.
Not required because this Form 20-F is filed as an annual report.
G – Statement by experts.
Not required because this Form 20-F is filed as an annual report.
20-F/10

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
In addition, Credit Suisse’s parent company financial statements, together with the notes thereto, are set forth on pages 435 to 454 of the attached Annual Report 2021 and incorporated by reference herein. The Bank’s parent company financial statements, together with the notes thereto, are set forth on pages 531 to 576 of the attached Annual Report 2021 and incorporated by reference herein.
I – Subsidiary information.
Not applicable.
Item 11. Quantitative and qualitative disclosures about market risk.
For Credit Suisse and the Bank, please see I – Information on the company – Risk factors on pages 38 to 52 and III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management on pages 138 to 179 of the attached Annual Report 2021.
Item 12. Description of securities other than equity securities.
A – Debt securities, B – Warrants and rights, C – Other securities.
Not applicable.
D – American Depositary Shares.
For Credit Suisse, please see IV – Corporate Governance – Additional information – Other information – Fees and charges for holders of ADS on page 237 of the attached Annual Report 2021. Shares of the Bank are not listed.
Part II
Item 13. Defaults, dividend arrearages and delinquencies.
None.
Item 14. Material modifications to the rights of security holders and use of proceeds.
None.
20-F/11

Item 15. Controls and procedures.
For Credit Suisse’s management report, please see Controls and procedures in VI – Consolidated financial statements – Credit Suisse Group on page 283 and for the related report of the Group’s independent auditors, please see Report of the Independent Registered Public Accounting Firm on pages 284 to 284-III of the attached Annual Report 2021. For the Bank’s management report please see Controls and procedures in VIII – Consolidated financial statements – Credit Suisse (Bank) on page 457 and for the related report of the Group’s independent auditors, please see Report of the Independent Registered Public Accounting Firm on pages 458 to 458-III of the attached Annual Report 2021.
Item 16A. Audit committee financial expert.
For Credit Suisse and the Bank, please see IV – Corporate Governance – Board of Directors – Board committees – Audit Committee on page 208 of the attached Annual Report 2021.
Item 16B. Code of ethics.
For Credit Suisse and the Bank, please see IV – Corporate Governance – Overview – Corporate governance framework on pages 186 to 190 of the attached Annual Report 2021.
Item 16C. Principal accountant fees and services.
For Credit Suisse and the Bank, please see IV – Corporate Governance – Audit – External audit on page 234 of the attached Annual Report 2021.
Item 16D. Exemptions from the listing standards for audit committee.
None.
Item 16E. Purchases of equity securities by the issuer and affiliated purchasers.
For Credit Suisse, please see III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management – Share purchases on page 136 of the attached Annual Report 2021. The Bank does not have any class of equity securities registered pursuant to Section 12 of the Exchange Act.
Item 16F. Change in registrants’ certifying accountant.
None.
Item 16G. Corporate governance.
For Credit Suisse, please see IV – Corporate Governance – Additional Information – Other information – Complying with rules and regulations on pages 235 to 236 of the attached Annual Report 2021. Shares of the Bank are not listed.
Item 16H. Mine safety disclosure.
None.
Item 16I. Disclosure regarding foreign jurisdictions that prevent inspections.
Not applicable.
20-F/12

Part III
Item 17. Financial statements.
Not applicable.
Item 18. Financial statements.
Credit Suisse’s consolidated financial statements, together with the notes thereto and the Report of the Independent Registered Public Accounting Firm thereon, are set forth on pages 281 to 434 of the attached Annual Report 2021 and incorporated by reference herein. The Bank’s consolidated financial statements, together with the notes thereto (and any notes or portions thereof in the consolidated financial statements of Credit Suisse Group referred to therein) and the Report of the Independent Registered Public Accounting Firm thereon, are set forth on pages 455 to 530 of the attached Annual Report 2021 and incorporated by reference herein.
20-F/13

Item 19. Exhibits.
1.1 Articles of association (Statuten) of Credit Suisse Group AG as of June 21, 2021.
1.2 Articles of association (Statuten) of Credit Suisse AG as of September 4, 2014 (incorporated by reference to Exhibit 1.2 of Credit Suisse Group AG’s and Credit Suisse AG’s annual report on Form 20-F for the year ended December 31, 2014 filed on March 20, 2015). https://www.sec.gov/Archives/edgar/data/1053092/000137036815000028/a140320ar-ex1_2.htm
1.3 Organizational Guidelines and Regulations of Credit Suisse Group AG and Credit Suisse AG as of March 8, 2022.
2.1 Pursuant to the requirement of this item, we agree to furnish to the SEC upon request a copy of any instrument defining the rights of holders of long-term debt of us or of our subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.
2.2 Description of securities registered pursuant to section 12 of the Securities Exchange Act of 1934.
8.1 Significant subsidiaries of Credit Suisse are set forth in Note 41 – Significant subsidiaries and equity method investments in VI – Consolidated financial statements – Credit Suisse Group on pages 425 to 428, and significant subsidiaries of the Bank are set forth in Note 40 – Significant subsidiaries and equity method investments in VIII – Consolidated financial statements – Credit Suisse (Bank) on pages 527 to 528 of the attached Annual Report 2021 and incorporated by reference herein.
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
                           Date: March 10, 2022
/s/ Thomas Gottstein                                 /s/ David R. Mathers
Name: Thomas Gottstein                            Name: David R. Mathers
Title: Chief Executive Officer                       Title: Chief Financial Officer
                           CREDIT SUISSE AG
                           (Registrant)
                           Date: March 10, 2022
/s/ Thomas Gottstein                                 /s/ David R. Mathers
Name: Thomas Gottstein                            Name: David R. Mathers
Title: Chief Executive Officer                       Title: Chief Financial Officer
20-F/15

[this page intentionally left blank]
20-F/16

Key metrics
	in / end of			% change
	2021	2020	2019	21 / 20	20 / 19
Credit Suisse (CHF million)
Net revenues	22,696	22,389	22,484	1	0
Provision for credit losses	4,205	1,096	324	284	238
Total operating expenses	19,091	17,826	17,440	7	2
Income/(loss) before taxes	(600)	3,467	4,720	–	(27)
Net income/(loss) attributable to shareholders	(1,650)	2,669	3,419	–	(22)
Cost/income ratio (%)	84.1	79.6	77.6	–	–
Effective tax rate (%)	(171.0)	23.1	27.4	–	–
Basic earnings/(loss) per share (CHF)	(0.67)	1.09	1.35	–	(19)
Diluted earnings/(loss) per share (CHF)	(0.67)	1.06	1.32	–	(20)
Return on equity (%)	(3.8)	5.9	7.7	–	–
Return on tangible equity (%)	(4.2)	6.6	8.7	–	–
Assets under management and net new assets (CHF billion)
Assets under management	1,614.0	1,511.9	1,507.2	6.8	0.3
Net new assets	30.9	42.0	79.3	(26.4)	(47.0)
Balance sheet statistics (CHF million)
Total assets [1]	755,833	818,965	801,829	(8)	2
Net loans	291,686	291,908	296,779	0	(2)
Total shareholders' equity	43,954	42,677	43,644	3	(2)
Tangible shareholders' equity	40,761	38,014	38,690	7	(2)
Basel III regulatory capital and leverage statistics (%)
CET1 ratio	14.4	12.9	12.7	–	–
CET1 leverage ratio	4.3	4.3	4.0	–	–
Tier 1 leverage ratio	6.1	6.3	5.5	–	–
Share information
Shares outstanding (million)	2,569.7	2,406.1	2,436.2	7	(1)
of which common shares issued	2,650.7	2,447.7	2,556.0	8	(4)
of which treasury shares	(81.0)	(41.6)	(119.8)	95	(65)
Book value per share (CHF)	17.10	17.74	17.91	(4)	(1)
Tangible book value per share (CHF)	15.86	15.80	15.88	0	(1)
Market capitalization (CHF million)	23,295	27,904	32,451	(17)	(14)
Dividend per share (CHF)	0.10	0.10	0.2776	0	(64)
Number of employees (full-time equivalents)
Number of employees	50,110	48,770	47,860	3	2
See relevant tables for additional information on these metrics.

Prior periods have been revised. Refer to “Note 1 – Summary of significant accounting policies – Revisions of prior period financial statements” in VI – Consolidated financial statements – Credit Suisse Group for further information.

Annual Report 2021
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

Sustainability Report 2021

Sustainability Report
The Sustainability Report explains how Credit Suisse's commitments and aspirations in this area are put into practice as a key component of its operations.
credit-suisse.com/sustainabilityreport

For the purposes of this report, unless the context otherwise requires, the terms “Credit Suisse Group”, “Credit Suisse”, the “Group”, “we”, “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries. The business of Credit Suisse AG, the direct bank subsidiary of the Group, is substantially similar to the Group, and we use these terms to refer to both when the subject is the same or substantially similar. We use the term the “Bank” when we are referring only to Credit Suisse AG and its consolidated subsidiaries. We use the term the “Bank parent company” when we are referring only to the standalone parent entity Credit Suisse AG. Abbreviations and selected terms are explained in the List of abbreviations and the Glossary in the back of this report. Publications referenced in this report, whether via website links or otherwise, are not incorporated into this report. The English language version of this report is the controlling version. In various tables, use of “–” indicates not meaningful or not applicable.

Annual Report 2021
Message from the Chairman and the Chief Executive Officer
I – Information on the company
Strategy
Divisions
Regulation and supervision
Risk factors
II – Operating and financial review
Operating environment
Credit Suisse
Swiss Universal Bank
International Wealth Management
Asia Pacific
Asset Management
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
Controls and procedures
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
Controls and procedures
Report of the Independent Registered Public Accounting Firm
Consolidated financial statements
Notes to the consolidated financial statements
IX – Parent company financial statements – Credit Suisse (Bank)
Report of the Statutory Auditor
Parent company financial statements
Notes to the financial statements
Proposed appropriation of retained earnings and capital distribution
X – Additional information
Statistical information
Other information
Appendix
Selected five-year information
List of abbreviations
Glossary
Investor information
Financial calendar and contacts

Message from the Chairman and the Chief Executive Officer
The year 2021 was very disappointing and challenging for Credit Suisse. Our reported financial results were negatively impacted by the Archegos and Supply Chain Finance Funds (SCFF) matters, a goodwill impairment and litigation provisions as we worked to proactively resolve legacy issues. We deeply regret that the Archegos and SCFF matters have caused significant concerns for our stakeholders, and we would like to thank them for their support during these times. We recognize that there are no quick fixes, and 2022 is expected to be a transition year. Still, we have achieved a great deal, in difficult circumstances, to turn the page and set the path for the future with our new Strengthen, Simplify and Invest for Growth strategy. We have made a number of enhancements throughout the year, and thanks to the dedication of our employees around the world, we are rebuilding a bank we can all be proud of, with the clear aim of delivering sustainable growth and value for our shareholders. At the same time, the world around us is changing in at times alarming ways, with the ongoing effects of COVID-19 and, more recently, the tragic consequences of Russia’s invasion of Ukraine. As a global financial institution, we have a crucial role to play for our clients, investors, employees, communities, societies and economies that are confronting immense challenges. We understand we have to work hard to retain the trust of all our stakeholders. We are up to the task.
Dear shareholders, clients and colleagues
We would like to start by addressing the recent geopolitical events with regards to Russia and Ukraine. We are all deeply saddened by the humanitarian crisis unfolding in Ukraine and as a firm stand united with the international community in supporting those impacted by this crisis. The instability that these events are creating for societies and countries across the globe will have far-reaching consequences, and our thoughts go out to all those impacted.
We have reviewed our positions and believe that the bank’s exposure in relation to Russia is well-managed and that we have appropriate systems in place to address associated risks.
We would also like to provide a review of the past financial year. Our reported financial results for the full year 2021 were particularly impacted by a net charge of CHF 4.8 billion relating to Archegos, a goodwill impairment of CHF 1.6 billion relating to the acquisition of Donaldson, Lufkin & Jenrette (DLJ) in 2000, and CHF 1.2 billion of major litigation provisions as we sought to more proactively address legacy issues. Reflecting these impacts, Credit Suisse reported a net loss attributable to shareholders of CHF 1.7 billion for 2021. In light of this disappointing result, we would like to thank our shareholders, clients and colleagues for their continued trust and support during this difficult time. Our underlying performance for 2021 has shown that, at its core, our franchise remains resilient. The foundations are in place for us to invest and grow through the determined execution of our new Group strategy, in order to deliver value for our shareholders.
Decisive actions and key achievements
In response to challenges during the year, we completed a comprehensive risk review, substantially reduced our risk positions and strengthened our risk leadership and infrastructure. We have already made significant progress with our remediation efforts across the bank, such as with the SCFF matter, where the priority remains the recovery of funds for investors. For both the Archegos and SCFF matters, actions were taken against a number of employees and monetary penalties were imposed in the form of malus and clawbacks.
At the same time, we delivered notable achievements in 2021 as well as in the first weeks of 2022:
■ We strengthened our capital position in 2021, putting us on solid footing to execute our strategy.
■ We bolstered our Executive Board leadership in the Investment Bank, Asset Management, Risk, Compliance, Technology & Operations, Wealth Management and Human Resources.
■ We made significant progress on our commitment to provide at least CHF 300 billion in sustainable finance by 2030, and achieved strong growth in sustainable Assets under Management1 in 2021.

Axel Lehmann, Chairman of the Board of Directors (right) and Thomas Gottstein, Chief Executive Officer.

■ We implemented the first measures in the beginning of 2022 to deliver our ambition of generating CHF 1.0 - 1.5 billion in annual structural cost savings2 by 2024. For example, we went live with our new organizational structure as per January 1, 2022, establishing two globally integrated divisions, Wealth Management and the Investment Bank., a centralized technology and operations organization and announced the outsourcing of our global procurement effort.
These actions and achievements underscore our determination to make tangible changes at Credit Suisse, and support our ambition to place risk management at the center of everything we do, while progressively pursuing our growth agenda.
A new Group strategy and vision
With the implementation of our strategy, we are turning a new page for Credit Suisse. The strategy provides a compelling way forward, aimed at building on our existing strengths and accelerating growth in key strategic business areas.
The Group was reorganized into four divisions – Wealth Management, Investment Bank, Swiss Bank and Asset Management – and four regions – Switzerland, Europe, Middle East and Africa (EMEA), Asia Pacific and Americas – effective January 1 of this year.
Over the next three years, we aim to drive sustainable growth and economic profit with a focus on three pillars, grounded in determined risk awareness:
■ Strengthening our core by deploying around CHF 3 billion3 of capital to the Wealth Management division by 2024 and strengthening our balance sheet and organization.
■ Simplifying our operating model with a unified, global Wealth Management division, a unified, global Investment Bank and a centralized Technology and Operations function, driving structural cost discipline to fund strategic investments.
■ Investing for growth in clients, businesses, talent and technology including an aspiration to increase capital expenditure by 35% to approximately CHF 3 billion4 in 2024 versus the 2018-2020 average.
Across these three pillars we are driving our sustainability and technology ambitions to bring Credit Suisse into a sustainable future. Following the Group strategy review in 2021, we have created a globally integrated Sustainability function, reporting directly to the CEO, which will pursue the implementation of our sustainability strategy — delivering sustainable solutions, enabling client transitions, engaging with thought leadership, driving our own transition, and adapting our culture and engagement— across our divisions and regions.
Our strategy pillars are being leveraged to progress our digital transformation to drive change, growth and user experience in a modern world. The transformation will focus on simplifying our business platforms, investing in our digitally-enabled client experience to sharpen our “high touch” versus “high tech” segments and strengthening our cybersecurity infrastructure.
Resilient underlying performance and strong capital and liquidity position
For the year 2021, Credit Suisse reported a net loss attributable to shareholders of CHF 1.7 billion, compared to net income attributable to shareholders of CHF 2.7 billion in 2020. We posted a loss before taxes of CHF 600 million for 2021, compared to income before taxes of CHF 3.5 billion in the prior year. Nonetheless, our underlying performance in 2021 demonstrates the resilience and strength of our franchise. On an adjusted basis, excluding significant items and Archegos*, we generated net revenues of CHF 22.5 billion for the year. We achieved record5 income before taxes on an adjusted basis, excluding significant items* in 2021 in both the SUB and APAC divisions of CHF 2.4 billion and USD 1.0 billion, respectively. For the Group, income before taxes on the same basis totaled CHF 6.6 billion for 2021, up 51% compared to the prior year. In addition, we further strengthened our capital base, as our capital and leverage ratios benefitted from the issuance of mandatory convertible notes as well as reductions in risk-weighted assets and leverage exposure6. Our common equity tier1 (CET1) ratio increased from 12.9% at the end of 2020 to 14.4% at the end of 2021. Our CET1 leverage ratio was 4.3% and our tier 1 leverage ratio was 6.1% at the end of 2021. Across the Group, we attracted CHF 30.9 billion of net new assets for 2021, reflecting the trust our clients continued to place in us. Group assets under management reached over CHF 1.6 trillion as of December 31, 2021, corresponding to growth of around 7% year on year.
Distribution to shareholders
The Board of Directors will propose a cash distribution of CHF 0.10 per share for the 2021 financial year to shareholders at the Annual General Meeting (AGM) on April 29, 2022. This is consistent with the reduced dividend paid in respect of the financial year 2020 and reflects a prudent capital distribution approach for a challenging year.
Changes to the Board of Directors
At the Extraordinary General Meeting (EGM) held on October 1, 2021, Axel P. Lehmann was newly elected as a non-executive member of the Board of Directors of Credit Suisse Group and, after a brief transition period, became the Chair of the Risk Committee. Juan Colombas was also newly elected as a non-executive member of the Board of Directors and as a member of the Compensation Committee at the EGM last October.
António Horta-Osório, who was elected as the new Chairman of the Board of Directors at the AGM on April 30, 2021, resigned from the Board of Directors on January 16, 2022.
As a result, Axel P. Lehmann was appointed as the new Chairman of the Board of Directors of Credit Suisse Group on January 16, 2022 and will be proposed for election as Chairman at the AGM on April 29, 2022. The Board of Directors and the Executive Board are in full alignment on the new strategy in order to drive forward the transformation of our bank.

Changes to the Executive Board
In the course of 2021, the Group announced a number of changes to the Executive Board in connection with the implementation of our new Group structure – thus reinforcing the governance of our bank. We are delighted to welcome all seven new members to the Executive Board who joined us during the last 12 months, bringing with them a wealth of expertise and experience. Our newly strengthened leadership team has taken up its work with a full focus on delivering the Group’s strategy.
Outlook
Compared to the exceptional strength witnessed in the first quarter of 2021, we have seen a reversion to lower, pre-pandemic levels of business activity. Our current business activity also reflects the adverse impact on our Equities revenues of the ongoing exit from substantially all of our Prime Services business; the significant cumulative reduction in our risk appetite starting a year ago following the Archegos and Supply Chain Finance Funds matters; as well as some slowdown in franchise momentum relating to these matters and to our announced business reorganization. We expect that the year 2022 will be a transition year as the benefits of our strategic capital reallocation towards core businesses and generation of structural costs savings to invest for growth should largely materialize from 2023 onwards, while the results for 2022 will be impacted by higher restructuring costs and compensation costs compared to 2021. Our reported results are expected to also reflect volatility in the share price of our 8.6% holding7 in Allfunds Group.
As discussed in more detail in the Risk management section of the Credit Suisse Annual Report 2021, at year-end 2021 we had Russia net credit exposure of approximately CHF 0.8 billion including derivatives and financing exposures in the Investment Bank, trade finance exposures in the Swiss Universal Bank and Lombard and other loans in International Wealth Management. These net exposures have been reduced since the end of 2021. In addition, our Russian subsidiaries had a net asset value of approximately CHF 0.2 billion. As of March 7, 2022, we had minimal total credit exposures towards specifically sanctioned individuals managed by our Wealth Management division. Our market risk exposure to Russia as of March 9, 2022 is not significant. Credit Suisse is monitoring settlement risks related to certain open transactions with Russian banks and non-bank counterparties or Russian underlyings as market closures, the imposition of exchange controls, sanctions or other factors may limit our ability to settle existing transactions or realize collateral which may result in changes in our exposure. It is premature to estimate the potential impact of the war in Ukraine on the global economy and markets and on our clients’ risk appetite. However, in the short term, the resultant increase in trading and hedging business activity is expected to be offset by a reduction in capital market issuances due to the rise in volatility as well as by higher credit provisions.
Running our business with a strong balance sheet and with a diligent execution of our strategy is an absolute priority of the Board of Directors and Executive Board. We intend to continue to operate with a strong capital base and a CET1 ratio of more than 14% pre-Basel 3 reform and CET1 leverage ratio of approximately 4.5% by 2024. Over the coming quarters, we expect to implement our strategy progressively and have clearly defined financial goals for all our divisions and for the Group, including a return on tangible equity ambition of more than 10% in 2024, as we deliver on our strategic objectives.
Finally, we want to address recent reporting at the end of February 2022 by a consortium of media outlets focused on Credit Suisse and purported client relationships with related allegations targeting a broad time period as early as the 1940s. In its reporting, the consortium refers to a large number of external sources, including those previously known, as well as an alleged leak. Credit Suisse strongly rejects the allegations and insinuations about the bank’s purported business practices. We take the information about the purported leak very seriously and will continue with our related investigation, with an internal task force including external experts, building on our data protection and data leakage prevention controls. As a leading global financial institution, Credit Suisse is deeply aware of its responsibility to clients, and the financial system as a whole, to ensure that the highest standards of conduct are upheld. In this context, it is worth mentioning that Credit Suisse during the last decade – and in line with the broader Swiss wealth management industry – significantly strengthened the quality and robustness of its compliance, client onboarding, KYC (Know Your Client), AML (Anti-Money Laundering) and client lifecycle management systems and processes, including adopting the AEOI (Automatic Exchange of Information) regime with foreign counterparts in 2017.
We would like to thank our roughly 50,000 employees around the world for their hard work and dedication. The disappointing events during the year as well as the continued difficult conditions related to the COVID-19 pandemic, made 2021 particularly challenging – for our clients, for our company and especially for our people. Throughout this period, our employees supported each other, worked tirelessly to serve our clients and showed great commitment and loyalty to the bank. This spirit of solidarity and determination is one of the hallmarks of Credit Suisse, and we are very proud of what our teams continue to achieve together in periods of uncertainty. We are fully dedicated to steering Credit Suisse back into calmer waters and leveraging exciting new opportunities for our bank as we strive to build a sustainable business for the future.
Best regards
Axel P. Lehmann                        Thomas Gottstein
Chairman of the                     Chief Executive Officer
Board of Directors
March 2022

Important Information
* Refers to results excluding certain items included in our reported results. These results are non-GAAP financial measures. For further information and a reconciliation to the most directly comparable US GAAP measures, refer to “Reconciliation of adjustment items” in II – Operating and financial review – Credit Suisse.
1 Refers to Credit Suisse’s assets managed according to the Credit Suisse Sustainable Investment Framework, reflecting a combination of further product classifications, onboarding of new sustainable funds, net sales and market as well as foreign exchange movements.
2 Measured using adjusted operating expenses, excluding significant items, at constant 2021 foreign exchange rates, progressively increasing from 2022-2024; does not include cost reductions from exited businesses.
3 Based on average of 13.5% RWA and 4.25% Leverage Exposure.
4 At constant 2021 FX rates, in 2024 vs. 2018-2020 average.
5 Since restated history commencing in 2016.
6 Compared to leverage exposure in 2020 without the temporary exclusion of central bank reserves permitted by FINMA in response to the COVID-19 pandemic.
7 As of February 28, 2022.
For further details on capital-related information, see “Capital Management-Regulatory Framework” in III-Treasury, Risk, Balance sheet and Off-balance sheet.
This document contains certain unaudited interim financial information for the first quarter of 2022. This information has been derived from management accounts, is preliminary in nature, does not reflect the complete results of the first quarter of 2022 and is subject to change, including as a result of any normal quarterly adjustments in relation to the financial statements for the first quarter of 2022. This information has not been subject to any review by our independent registered public accounting firm. There can be no assurance that the final results for these periods will not differ from these preliminary results, and any such differences could be material. Quarterly financial results for the first quarter of 2022 will be included in our 1Q22 Earnings Release. These interim results of operations are not necessarily indicative of the results to be achieved for the remainder of or the full first quarter of 2022.
This document contains forward-looking statements that involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements. A number of important factors could cause results to differ materially from the plans, targets, goals, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in “Risk factors” and in the “Cautionary statement regarding forward-looking information” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2021, published on March 10, 2022 and filed with the US Securities and Exchange Commission, and in other public filings and press releases. We do not intend to update these forward-looking statements.
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
In particular, the terms “Estimate”, “Illustrative”, “Ambition”, “Objective”, “Outlook”, “Goal”, “Commitment” and “Aspiration” are not intended to be viewed as targets or projections, nor are they considered to be Key Performance Indicators. All such estimates, illustrations, ambitions, objectives, outlooks, goals, commitments and aspirations are subject to a large number of inherent risks, assumptions and uncertainties, many of which are completely outside of our control. These risks, assumptions and uncertainties include, but are not limited to, general market conditions, market volatility, increased inflation, interest rate volatility and levels, global and regional economic conditions, challenges and uncertainties resulting from the COVID-19 pandemic, political uncertainty, war, geopolitical and diplomatic tensions, instabilities and conflicts, changes in tax policies, scientific or technological developments, evolving sustainability strategies, changes in the nature or scope of our operations, changes in carbon markets, regulatory changes, changes in levels of client activity as a result of any of the foregoing and other factors. Accordingly, these statements, which speak only as of the date made, are not guarantees of future performance and should not be relied on for any purpose. We do not intend to update these estimates, illustrations, ambitions, objectives, outlooks, goals, commitments, aspirations or any other forward-looking statements. For these reasons, we caution you not to place undue reliance upon any forward-looking statements.
In preparing this document, management has made estimates and assumptions that affect the numbers presented. Actual results may differ. Annualized numbers do not take into account variations in operating results, seasonality and other factors and may not be indicative of actual, full-year results. Figures throughout this document may also be subject to rounding adjustments. All opinions and views constitute good faith judgments as of the date of writing without regard to the date on which the reader may receive or access the information. This information is subject to change at any time without notice and we do not intend to update this information.
Our estimates, ambitions, objectives and targets often include metrics that are non-GAAP financial measures and are unaudited. A reconciliation of the estimates, ambitions, objectives and targets to the nearest GAAP measures is unavailable without unreasonable efforts. Adjusted results exclude goodwill impairment, major litigation provisions, real estate gains and other revenue and expense items included in our reported results, all of which are unavailable on a prospective basis. Such estimates, ambitions, objectives and targets are calculated in a manner that is consistent with the accounting policies applied by us in preparing our financial statements.
The English language version of this document is the controlling version.

I – Information on the company
Strategy
Divisions
Regulation and supervision
Risk factors

Strategy
Credit Suisse Strategy
On November 4, 2021, we announced that the Board of Directors had unanimously agreed on a long-term strategic direction for the Group and approved the introduction of a global business and regional matrix structure.
The strategy is based on a long-term vision and emphasizes the integrated model, with a well-defined three-year plan, investing in sustainable growth across Credit Suisse’s businesses, while placing risk management and a culture that reinforces the importance of personal accountability and responsibility at its core.
We have continued to strengthen our risk management and capital position and have taken action to de-risk the bank, while increasing the investment in our core businesses.
Over the next three years, the bank aims to drive sustainable growth and economic profit driven by three key pillars:
■ Strengthening its core by shifting capital to value-creating businesses and exiting non-core markets and businesses.
■ Simplifying its operating model with a unified, global Wealth Management division, a unified, global Investment Bank and a central Technology and Operations function, driving structural cost discipline to fund strategic investments.
■ Investing for growth in clients, businesses, talent and technology where we believe we have sustainable competitive advantage.
Organizational structure
Divisions
Effective January 1, 2022, the Group is organized into four divisions – Wealth Management, Investment Bank, Swiss Bank and Asset Management – and four geographic regions – Switzerland, Europe, Middle East and Africa (EMEA), Asia Pacific and Americas. Beginning in the first quarter of 2022, our financial reporting will be presented as four divisional reporting segments, together with the Corporate Center.
The Wealth Management division integrates the former International Wealth Management division with the ultra-high-net-worth (UHNW) and external asset manager client segments in the former Swiss Universal Bank division as well as the private banking business in the former Asia Pacific division. We plan to exit certain non-core markets and expand our market-leading UHNW franchises in selected scale markets.
The Investment Bank division integrates the advisory and capital markets businesses of the former Asia Pacific and Swiss Universal Bank divisions with the existing Investment Bank division to create a single global franchise across all four regions. We intend to invest in capital-light advisory and capital markets businesses, and continue to leverage our credit, securitized products and leveraged finance businesses, while further growing connectivity with Wealth Management in Global Trading Solutions (GTS) and our advisory and capital markets businesses.

We are in the process of exiting our prime services business, with the exception of Index Access and APAC Delta One. We are also reducing the long-duration structured derivatives book, exiting certain non-core GTS markets without a wealth management nexus and optimizing corporate lending exposures.
The Swiss Bank division includes high-net-worth (HNW), affluent, retail, and corporate and institutional client segments. It intends to continue to invest in further growth and build its leading position by bringing the fully integrated services of the Group to private, corporate and institutional clients together with the global business divisions.
The Asset Management division is focused on strengthening its investment capabilities and building out its presence in select European and Asia Pacific markets, while simultaneously strengthening connectivity to our Wealth Management and Swiss Bank divisions. We plan to further reduce our non-core investment and partnership portfolio.
As a consequence of unifying our wealth management businesses and our investment banking businesses into global divisions and emphasizing our quest to further simplify our structure, we reintegrated parts of the former Sustainability, Research & Investment Solutions (SRI) function into the global business divisions, namely Investment Solutions & Products (IS&P) into Wealth Management and Securities Research into the Investment Bank. Sustainability remains a core priority of the Group, and we remain committed to our sustainability objectives.
Regions
The global divisions will be complemented by four geographic regions namely, Switzerland; EMEA; Asia Pacific; and Americas. The regions have responsibility for their market presence, client targeting and coverage strategy to drive cross-divisional collaboration and strengthen legal entity management oversight and regulatory relationships at a regionally aligned level. In the Asia Pacific region, we believe the bank has a unique opportunity to capture growth from our leading position. This includes investing in its mainland China franchise, centered around the Bank for Entrepreneurs model, building on our leading Singapore and Hong Kong hubs and further leveraging investment, financing, advisory and capital markets solutions.
Corporate functions
Our operating businesses are supported by focused corporate functions at the Group Executive Board level, consisting of: Chief Financial Officer, Chief Technology & Operations Officer, Chief Risk Officer, Chief Compliance Officer, General Counsel and Human Resources. The bank’s corporate functions partner with the divisions and regions as part of our effort to provide effective collaboration, management and control oversight.
The simplification of the business model and IT infrastructure is key to improving effectiveness as well as defining clear accountability and ownership. We have centralized our IT and operations functions under the new Chief Technology and Operations Officer. Furthermore, centralized teams covering procurement and enterprise architecture have been established under the Chief Financial Officer to drive the overall cost management program.
Financial objectives and certain management actions
We announced the following financial objectives and management aims:
■ Reduce capital in the Investment Bank by more than USD 3 billion by the end of 2022, redeploy capital to a unified, global Wealth Management division and increase the ratio of capital allocated to Wealth Management, Swiss Bank and Asset Management, collectively, versus the Investment Bank to approximately two times.
■ Achieve a Group return on tangible equity of more than 10% by 2024.
■ Achieve by 2024, a CET1 ratio of more than 14% pre-Basel III reforms and a CET1 leverage ratio of approximately 4.5%.
■ Distribute approximately 25% of net income for 2022, based on net income attributable to shareholders, subject to market and economic conditions.
We aim to drive structural cost savings to invest for growth. In connection with the reorganization, we expect operating expenses to be impacted by approximately CHF 400 million of restructuring expenses.
As the implementation of the reorganization progresses, restructuring costs relating to asset impairments and liability valuations may arise in connection with business activities we are planning to exit and their related infrastructure.
Our estimates, ambitions, objectives, targets and aspirations often include metrics that are non-GAAP financial measures and are unaudited. A reconciliation of these estimates, ambitions, objectives, targets and aspirations to the nearest generally accepted accounting principles (GAAP) measures is unavailable without unreasonable efforts. Return on Tangible Equity is based on tangible shareholders’ equity, a non-GAAP financial measure also known as tangible book value, which is calculated by deducting goodwill and other intangible assets from total shareholders’ equity as presented in our balance sheet, both of which are unavailable on a prospective basis. Such estimates, ambitions, objectives, targets and aspirations are calculated in a manner that is consistent with the accounting policies applied by us in preparing our financial statements.

Divisions
Wealth Management
Business profile
The Wealth Management division offers comprehensive wealth management and investment solutions and tailored financing and advisory services to ultra-high-net-worth (UHNW) and high-net-worth (HNW) individuals and external asset managers. Our wealth management business is among the industry’s leaders in our target markets. We serve our clients along a client-centric and needs-based delivery model, utilizing the broad spectrum of Credit Suisse’s global capabilities, including those offered by the Investment Bank and Asset Management.
Under the new organizational structure, we serve our clients through coverage areas addressing the geographies of Switzerland, Europe, Middle East and Africa, Asia Pacific and Latin America. In addition, we are in the process of exiting certain non-core markets, while expanding our market leading UHNW and HNW franchises in selected markets.
Organizational change
Effective January 1, 2022, the new Wealth Management division combines and integrates the former International Wealth Management division with the UHNW and external asset manager client businesses in the former Swiss Universal Bank division, as well as the private banking business in the former Asia Pacific division.
> Refer to “Organizational structure” in Strategy for further information.
Business strategy
Wealth Management significantly contributes to Credit Suisse’s strategic and financial ambitions and our business is among the industry’s leaders in our target markets. We evolved our business strategy in 2021 to further enhance our client reach and delivery in order to benefit from the attractive growth opportunities in our industry. The following three strategic priorities guide our decisions:
Needs-based client segment focus
We have tailored our organization and client coverage model with the aim of systematically serving the specific needs of each client segment and promoting long-term growth across our target markets. Our leading position in the UHNW and HNW market, outside the US, should allow us to grow our market share, supported by a targeted increase in our relationship manager headcount.
In the UHNW segment, we intend to expand our strong franchise through an integrated solution delivery and collaboration. We believe that our integrated, one-stop-shop value proposition across our clients’ lifecycle needs will continue to be a key driver of success and differentiator for our UHNW and Entrepreneurial clients. By leveraging and extending our UHNW strengths, we also expect to expand our HNW client franchise, especially in Asia Pacific and emerging markets.
Additionally, we believe that a value proposition built around wealth planning and House View led advisory services, a personalized and timely offering and an omni-channel engagement, will continue to lead to a superior client experience in the HNW client segment with less complex needs. Here, we expect to grow our position in Switzerland, with certain European clients booked outside their home markets, and in sizable onshore markets in Asia Pacific and EMEA.
Expanded capabilities
We focus on systematically offering solutions and products that are tailored to our clients’ needs, holistically advising them on their assets and liabilities. We believe that broadened collaboration and partnership across our firm provides the basis for creating a differentiated and needs-based value proposition and for gaining a larger share of our clients’ business. We are leveraging our investment strategy and research capabilities, including the Credit Suisse House View, as part of our approach to further optimize the risk/return profiles of our clients’ investment portfolios, also through GTS, Asset Management and sustainability-related solutions. It remains our priority to grow discretionary and advisory mandates, embed sustainability into our thematic investment solutions and advisory process and continue to grow our private markets and alternatives offering.
Finally, financing solutions for our clients are an integral part of our holistic approach to wealth management. As capital deployment into our division increases, we expect to grow our lending balances. We also plan to increase our advisory solutions in collaboration with the Investment Bank.
Technology investments and simplified operating model and processes
We plan to invest into infrastructure and drive the digital transformation with the aim of further improving the technology-enabled service experience for our clients and our relationship managers. In particular, we will prioritize the development of our analytics-driven personalized offering, the direct-to-client investment idea delivery and our omni-channel service model.
Furthermore, we plan to simplify and automate our operating model and front-to-back processes as we consolidate and leverage our technology capabilities across geographies, enhance risk management and control processes and streamline the client onboarding process. All these measures are targeted at a better client experience, higher front-office productivity and a cost efficient and scalable global technology platform, while systematically embedding risk management and compliance into our processes.
Products and services
We offer a wide range of wealth management solutions tailored to the specific needs of our clients, working in close collaboration with our investment banking and asset management businesses.

Structured advisory process
We apply a structured and technology-enabled approach in our advisory process based on a thorough understanding of our clients’ needs, personal circumstances, product knowledge, investment objectives and a comprehensive analysis of their financial situation to define individual client risk profiles. On this basis, we define an individual investment and financing strategy in collaboration with our clients. This strategy is implemented to help ensure adherence to portfolio quality standards and compliance with suitability and appropriateness standards for all investment and financing instruments. Our relationship managers, working together with our investment consultants and, where required, with other solution-specific experts, are responsible for the implementation and ensuring our ability to provide comprehensive advice to our clients.
Comprehensive investment services
We offer a comprehensive range of investment advice and discretionary asset management services based on the outcome of our structured advisory process and the global “House View” of our Credit Suisse Investment Committee. We base our advice and services on the analysis and recommendations of our research and investment strategy teams, which provide a wide range of investment expertise, including macroeconomic, equity, bond, commodity and foreign-exchange analysis, as well as research on the economy. Our investment advice covers a range of services, from portfolio consulting to advising on individual investments. We offer our clients portfolio and risk management solutions, including managed investment products. These are products actively managed and structured by our specialists or third parties. We apply environmental, social and governance (ESG) criteria at various points in the investment process with an active sustainability offering, which invests in line with the Credit Suisse Sustainable Investment Framework, and passive ESG index and exchange traded funds. Our GTS offering provides investors access to structured products, leveraging institutional-like investment ideas, while our Asset Management division provides a broad range of thematic or specific investment solutions for our clients. For clients with more complex requirements, we offer investment portfolio structuring and the implementation of individual strategies, including a wide range of structured, alternative and private market investments. Discretionary asset management services are available to clients who wish to delegate the responsibility for investment decisions to Credit Suisse. In addition, our clients benefit from our comprehensive expertise and services in wealth planning, succession planning and trust services.
Financing and lending
We offer a broad range of financing and lending solutions across all of our private client segments, including consumer credit and real estate mortgage lending, real asset lending relating to ship and aviation financing for UHNWI, standard and structured hedging and lombard lending solutions as well as collateral trading services.
Investment Bank
Business profile
The Investment Bank offers a broad range of financial products and services focused on client-driven businesses and also supports Credit Suisse’s Wealth Management division and its clients. Our suite of products and services includes global securities sales, trading and execution, capital raising and advisory services. Our clients include financial institutions, corporations, governments, sovereigns, ultra-high-net-worth and institutional investors, such as pension funds and hedge funds, financial sponsors and private individuals around the world. We deliver our investment banking capabilities globally through regional and local teams based in both major developed and emerging market centers. Our integrated business model enables us to deliver high value, customized solutions that leverage the expertise offered across Credit Suisse and that help our clients unlock capital and value in order to achieve their strategic goals.
Organizational change
Effective January 1, 2022, the Investment Bank was further integrated to create a single global investment banking franchise by combining the advisory and capital markets businesses of the former Swiss Universal Bank and Asia Pacific divisions with the existing Investment Bank.
> Refer to “Organizational structure” in Strategy for further information.
Business strategy
Our global Investment Bank strategy is predicated on businesses where we have market leadership and where our products and solutions drive value for our Wealth Management division. We plan to further pivot to capital-light capital markets and advisory businesses and expand our market-leading credit, securitized products and leveraged finance businesses, while further growing connectivity with Wealth Management in GTS and our advisory and capital markets businesses. As part of this change in strategic direction, the division is in the process of exiting Prime Services with the exception of global Index Access and APAC Delta One. We are also optimizing our corporate lending portfolio exposure and reducing the long-duration structured derivatives book, while exiting approximately ten non-core GTS markets without Wealth Management nexus. The strategy includes simplification of the business model, diversification across regions and increased focus on corporates, entrepreneurs, and ultra-high-net-worth individuals.
To achieve this, we combined the advisory and capital markets businesses across Asia and Switzerland with our existing footprint under one business called Investment Banking & Capital Markets (IBCM), creating a globally aligned offering for our clients, and plan to build on our market leading positions across products and coverage areas. In addition, we intend to expand our M&A footprint through the Investment Banking-Advisory business with a dedicated middle market platform focused on companies with a wealth management nexus.
In our market leading Credit franchise, we plan to protect and grow our capabilities while expanding the product range for UHNW clients. In GTS, we expect to further increase collaboration across Credit Suisse by focusing on products that serve UHNW and family office clients. GTS intends to pivot away from targeted products and countries that are of less strategic importance to Wealth Management. In cash equities, we plan to continue to invest in execution across the electronic and high touch platforms. We expect this business to increase connectivity with the Equity Capital Markets (ECM) business as well as its delivery to family offices and UHNWI.
We believe these strategic actions make us well-positioned to deliver strong and sustainable returns throughout market cycles. By the end of 2022, we expect to reduce capital usage by approximately 25% as compared to 2020 levels, driving a USD 3 billion capital release for the Group to be redeployed into Wealth Management. This should enable the investment banking businesses to be a strong strategic partner to the bank’s core corporate, entrepreneurial, UHNW, institutional and financial sponsor clients.
Products and services
Capital markets and advisory
Equity capital markets originates, syndicates and underwrites equity in initial public offerings (IPOs), common and convertible stock issues, acquisition financing and other equity issues. Debt capital markets originates, syndicates and underwrites corporate and sovereign debt, including investment grade and leveraged loans, investment grade and high yield bonds and unit transactions. We are also a leading provider of committed acquisition financing, including leveraged loan, bridge finance and mezzanine finance. Advisory services advises clients on all aspects of M&A, corporate sales, restructurings, divestitures, spin-offs and takeover defense strategies.
Equities
Cash equities provides a comprehensive suite of offerings, including: (i) sales trading, responsible for managing the order flow between our clients and the marketplace and providing clients with trading ideas and capital commitments, identifying trends and delivering the most effective trade execution; (ii) high touch and program trading, exchange-traded funds (ETFs) and advanced execution services (AES) platform under our global execution services group, which executes client orders and makes markets in listed and over-the-counter (OTC) cash securities, ETFs and programs, providing liquidity to the market through both capital commitments and risk management. AES is a sophisticated suite of algorithmic trading strategies, tools and analytics that facilitates global trading across equities, options, futures and foreign exchange. By employing algorithms to execute client orders and limit volatility, AES helps institutions and hedge funds reduce market impact. Credit Suisse provides access to over 100 trading destinations in over 40 countries and on six continents. In addition, we also provide specific research and analytics and other content-driven products and services. Prime Services offers hedge funds and institutional clients global index trading and financing in Asia. Equity derivatives provides a full range of equity-related and cross-asset products globally, including investment options, systematic strategies and financing solutions, as well as sophisticated hedging and risk management expertise and comprehensive execution capabilities to private banking clients, financial institutions, hedge funds, asset managers and corporations. Convertibles: The convertibles team provides secondary trading and market making of convertible bonds as well as pricing and distribution of Credit Suisse-originated convertible issuances.
Fixed income
Global credit products is an industry-leading, client-focused credit franchise that provides expert coverage in credit trading, sales and financing. Our strong history of credentials, including a strong record in leveraged finance, reflects our unique ability to provide value-added products and solutions to our investors. We are a leading sales and trading market-maker in private and public debt across the credit spectrum, including leveraged loans, high yield and investment grade cash, as well as systematic trading. We are also a market-maker in the credit derivatives market, including the credit default swap index (CDX) suite, liquid single-name credit default swaps (CDS), sovereign CDS, credit default swaptions and iBoxx total return swaps. We offer clients a comprehensive range of financing options for credit products including, but not limited to, repurchase agreements, short covering, total return swaps, portfolio lending and collateralized loan obligation formation. Securitized products is a market-leading franchise providing asset based liquidity and financing solutions and products to institutional and Wealth Management clients. We have experience in a broad range of asset categories including consumer, commercial, residential, commercial real estate, transportation and alternatives. Our finance business focuses on providing asset and portfolio advisory services and financing solutions (warehouse, bridge and acquisition) and originates, structures and executes capital markets transactions for our clients. Our trading platform provides market liquidity across a broad range of loans and securities, including residential mortgage-backed securities (RMBS), asset-backed securities (ABS) and commercial mortgage-backed securities (CMBS). CMBS and RMBS include government- and agency-backed as well as private-label loans. We have a seasoned and dedicated securitized product sales force that distributes our primary and secondary product offerings to our client base. We also offer residential mortgage servicing capabilities through our mortgage servicer Select Portfolio Services. Macro products includes our global foreign exchange and rates businesses and investment grade capital markets team in Switzerland. Our rates business offers market-making capabilities in US cash and derivatives, European cleared swaps and select bilateral and structured solutions. Our investor products business manufactures credit rates, foreign exchange and commodity based structured products for institutional and private banking clients. Emerging markets, financing and structured credit includes a range of financing products including cash flow lending, share-backed lending and secured financing transactions and onshore trading in Brazil, Mexico, Russia, Turkey, China, India and South Korea. In addition, we offer financing solutions and tailored investment products for Latin American, Central and Eastern European, Middle Eastern and African financial institutions and corporate and sovereign clients.
Other
Other products and activities include lending and certain real estate investments. Corporate lending includes senior bank debt in the form of syndicated loans and commitments to extend credit to investment grade and non-investment grade borrowers.
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
Swiss Bank
Business profile
The Swiss Bank division offers comprehensive advice and a wide range of financial solutions to private, corporate and institutional clients primarily domiciled in our home market of Switzerland. Our private clients business has a leading franchise in Switzerland, including HNW, affluent, retail and small business clients. In addition, we provide consumer finance services through our subsidiary BANK-now and the leading credit card brands through our investment in Swisscard AECS GmbH. Our corporate and institutional clients business serves large corporate clients, small and medium-sized enterprises (SMEs), institutional clients, financial institutions and commodity traders.
Organizational change
Effective January 1, 2022, the ultra-high-net-worth (UHNW) and external asset manager client segments of the former Swiss Universal Bank division became part of the Wealth Management division. The Swiss advisory and capital markets business was moved into the Investment Bank division.
> Refer to “Organizational structure” in Strategy for further information.
Business strategy
The Swiss Bank operates in an attractive market with a resilient economy, leading multinationals and SMEs, and large institutional clients. The Swiss Bank has leading positions in each business segment: HNW, affluent, retail, consumer finance, credit cards, corporate banking and institutional banking.
In close collaboration with the other divisions, we aim to further build on our positioning as:
■ Bank for Switzerland with global expertise, committed to our Swiss home market and to all our clients in Switzerland
■ Bank for Entrepreneurs, leveraging Credit Suisse experience in supporting entrepreneurs together with the Wealth Management division
■ Bank for holistic solutions, working as partners, understanding clients’ complex needs and finding compelling solutions that solve problems holistically, giving clients practical experiences, services and products
■ Bank for the digital generation, further leveraging digitalization, automation and data management to serve and advise our clients in an increasingly digital society and economy
The Swiss Bank operates a “high-touch/high-tech” business model, providing tailor-made solutions for HNW, affluent and corporate and institutional clients with sophisticated needs (“high-touch”), and an increasingly digitally-led hybrid service model for retail and corporate clients with less complex needs and a preference for digital channels (“high-tech”). Across all businesses we seek to put a strong focus on disciplined risk management.
For “high-touch”, our aspiration is to gain market share by building on our strong positions with our clients and providing the full range of our offering. Our key initiatives to achieve this goal are:
■ Strengthen global connectivity with Wealth Management, the Investment Bank and Asset Management
■ Invest in relationship managers, specialists, a competitive platform and data analytics
■ Invest in products: sustainability, lending, private markets
■ Drive capital velocity by redirecting capital and creating fund-based offerings
For “high-tech”, our aspiration is to innovate with a tech-centric approach to win new clients and improve profitability. Our key initiatives to achieve this goal are:
■ Simplify and digitalize front-to-back operating model
■ Further expand our CSX platform: grow private clients, enhance offering, target smaller SME clients
■ Further invest in digital client engagement and marketing
Products and services
For our Swiss retail and small business clients, we provide core banking solutions, such as payments, accounts, debit and credit cards, product bundles, as well as investment solutions and lending offerings such as mortgages, consumer loans and lombard loans. In 2021, we further strengthened our CSX digital offering, including the launch of CSX Pension and CSX Mortgage. The CSX offering, targeting younger and digitally savvy clients, surpassed 100,000 clients in 2021.

For our Swiss HNW and affluent clients, we provide products for day-to-day banking needs and a wide range of tailored solutions for more sophisticated client needs. These include discretionary and advisory investment mandates, a variety of lending solutions, wealth planning services as well as a dedicated offering for entrepreneurs. In 2021, apart from the aforementioned digital enhancements, we continued to invest in our advisory process. This allows us to offer our clients integrated financial planning services and more personalized offerings, which is intended to significantly enhance the client experience along their individual lifecycle.
We also announced a strategic partnership with MoneyPark AG and PriceHubble AG to provide a fully integrated digital real estate offering to our clients.
In accordance with our ambition to position ourselves as the “Bank for Entrepreneurs”, we provide corporate and institutional clients with a holistic range of banking solutions. Our value proposition in the Swiss market allows us to assist our clients at virtually every stage of their business life cycle.
For our corporate clients, we provide a comprehensive set of banking solutions such as payment services, foreign exchange, traditional and structured lending, corporate leasing, employee share ownership services (ESOS) and escrow services. For large Swiss corporations, multinational groups and commodity traders with specific needs for global finance and transaction banking, we leverage Credit Suisse’s global investment banking expertise and provide tailored services, including large-scale financing and capital market transactions.
For our institutional clients, we have a dedicated coverage model and offer a broad range of products and services. For pension funds and corporate investors, we provide the full suite of Credit Suisse solutions:
■ Institutional mandates and fund solutions from Asset Management
■ Trading solutions from the Investment Bank
■ Asset servicing solutions including global custody, investment reporting and private labeled funds
■ Cash products and payment processing
■ Investment strategy advisory including asset-liability management
For financial institutions, we deliver the following core products and services:
■ Swiss franc and multicurrency payments
■ Continuous linked settlement
■ Execution/brokerage
■ Swiss and international custody
■ Trade finance
■ Private label funds
Asset Management
Business profile
Effective April 1, 2021, the Asset Management business was carved out from the International Wealth Management division and established as a new separate division of the Group. The Asset Management division offers investment solutions and services globally to a broad range of clients, including pension funds, governments, foundations and endowments, corporations and individuals, with a strong presence in our Swiss home market. Backed by the Group’s global presence, Asset Management offers active and passive solutions in traditional investments as well as alternative investments. We apply environmental, social and governance (ESG) criteria at various points in the investment process with an active sustainability offering, which invests in line with the Credit Suisse Sustainable Investment Framework, and passive ESG index and exchange traded funds.
Business strategy
Asset Management’s vision is to be a talent- and technology-led multi-specialist asset manager of choice in both public and private markets and across institutional and Wealth Management clients, as well as third party wholesale distributors. To deliver on this vision, we plan to simplify, strengthen and invest in our Asset Management business.
Simplification is a key element in the years to come as we plan to undergo a fundamental transformation of our business. This involves, among other things, (i) further reducing our non-core investment and partnership portfolio; and (ii) building one modern global operating platform for our core franchise, characterized by globally standardized, streamlined and automated processes with a view towards delivering scale and efficiency gains while simultaneously reducing operational risk.
While simplifying the business, we also envisage strengthening the existing franchise across key dimensions of our five defined strategic pillars: distribution, products and capabilities, operational model and technology, risk and controls, and governance and legal entity set-up. Planned strategic actions include the introduction of a holistic and globally aligned coverage model for our target client segments, a strengthened sales management team, the establishment of a global product management function, the build-out of core investment capabilities and the development of innovative solutions.
We also plan to invest with the primary focus on shifting our business into higher margin segments of the market by (i) building out our third party wholesale business and expanding our in-house Wealth Management connectivity; (ii) building a meaningful presence in attractive markets across Europe and the Asia Pacific region; and (iii) expanding our high alpha investment capabilities and developing our private markets offering.

Products and services
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
Credit Suisse Reporting structure in 2021
Until December 31, 2021, we served our clients through three regionally focused divisions: Swiss Universal Bank, International Wealth Management and Asia Pacific. These regional businesses were supported by our Asset Management and Investment Bank divisions. Our business divisions cooperated closely to provide holistic financial solutions, including innovative products and specially tailored advice. Our financial reporting for 2021 is presented as five reporting segments plus the Corporate Center.
> Refer to the respective divisional reporting in II – Operating and financial review for further information.
The Swiss Universal Bank division offered comprehensive advice and a wide range of financial solutions to private, corporate and institutional clients primarily domiciled in our home market of Switzerland. Our Private Clients business had a leading franchise in our Swiss home market and served ultra-high-net-worth individual, high-net-worth individual, affluent and retail clients. Our Corporate & Institutional Clients business served large corporate clients, small and medium-sized enterprises, institutional clients, external asset managers, financial institutions and commodity traders.
The International Wealth Management division offered comprehensive advisory services and tailored investment and financing solutions to entrepreneurial, ultra-high-net-worth and high-net-worth individuals, to classic private banking clients and to external asset managers. In Europe, the Middle East, Africa and Latin America we served our clients along a client-centric and needs-based delivery model, utilizing the broad spectrum of Credit Suisse’s global capabilities.
The Asia Pacific division delivered an integrated wealth management, financing, underwriting and advisory offering to our target ultra-high-net-worth, entrepreneur and corporate clients. We provided a comprehensive suite of wealth management products and services to our clients in Asia Pacific and provided a broad range of advisory services related to debt and equity underwriting of public offerings and private placements as well as mergers and acquisitions. Our close collaboration with the Investment Bank supported and enabled our wealth management activities in the region through the delivery of holistic, innovative products and tailored advice.
The Asset Management division was established as a separate division on April 1, 2021 and offered investment solutions and services globally to a broad range of clients, including pension funds, governments, foundations and endowments, corporations and individuals, with a strong presence in our Swiss home market. Backed by the Group’s global presence, Asset Management offered active and passive solutions in traditional investments as well as alternative investments. We applied environmental, social and governance (ESG) criteria at various points in the investment process with an active sustainability offering, which invested in line with the Credit Suisse Sustainable Investment Framework and passive ESG index and exchange traded funds.
The Investment Bank division delivered client-centric sales and trading products, services and solutions across all asset classes and regions as well as advisory, underwriting and financing services. Our range of products and services included global securities sales, trading and execution, prime brokerage, capital raising and comprehensive corporate advisory services. Additionally, our GTS platform provided centralized trading and sales services to the Group’s other business divisions. Our clients included financial institutions and sponsors, corporations, governments, ultra-high-net-worth individuals, sovereigns and institutional investors.

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
Governments and regulatory authorities around the world have responded to challenging market conditions by proposing and enacting numerous reforms of the regulatory framework for financial services firms such as the Group. In particular, a number of reforms have been proposed and enacted by regulators, including our primary regulators, which could potentially have a material effect on our business. These regulatory developments could result in additional costs or limit or restrict the way we conduct our business. Although we expect regulatory-related costs and capital requirements for all major financial services firms (including the Group) to continue to be high, we cannot predict the likely impact of proposed regulations on our businesses or results. We believe, however, that overall we are well positioned for regulatory reform, as we have reduced risk and maintained strong capital, funding and liquidity.
> Refer to “Risk factors” for further information on risks that may arise relating to regulation.
Recent regulatory developments and proposals
Some of the most significant regulations proposed or enacted during 2021 and early 2022 are discussed below.
Global initiatives
Certain regulatory developments and standards are being coordinated on a global basis and implemented under local law, such as those discussed below.
COVID-19 pandemic
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
In September 2020, the Federal COVID-19 Act was approved by the Swiss Parliament, and subsequently enacted in Switzerland. Under the Federal COVID-19 Act and the corresponding COVID-19 Hardship Ordinance and COVID-19 Loss of Earning Ordinance, the Swiss Federal Council was granted a number of powers to implement measures to address the consequences of the global COVID-19 pandemic. On March 31, 2021, the Swiss Federal Council approved amendments to the COVID-19 Hardship Ordinance and the COVID-19 Loss of Earnings Ordinance, which became effective April 1, 2021. With regard to hardship cases, clarifications and amendments were namely made to the duration of the dividend ban applicable under the referenced legislation. The Federal COVID-19 Act, as amended (and as a consequence thereof the amendments to the COVID-19 Hardship Ordinance and the COVID-19 Loss of Earnings Ordinance) was approved by way of public vote on November 28, 2021.
Interbank Offered Rate Transition
Credit Suisse has identified a significant number of its liabilities and assets linked to interbank offered rate (IBOR) indices across businesses that require transition to alternative reference rates (ARRs) and is participating in national working groups and industry forums that are working to address this transition.
On March 5, 2021, ICE Benchmark Administration Limited (IBA), the LIBOR administrator, announced that it would cease the publication of representative settings for all CHF, EUR, GBP and JPY LIBORs and for the one-week and two-month USD LIBORs immediately following the LIBOR publication on December 31, 2021 and for the remaining USD LIBORs immediately following the LIBOR publication on June 30, 2023. Concurrently, the FCA confirmed that all LIBOR settings will either cease to be provided by any administrator or be available only in synthetic, non-representative form after such dates with respect to such LIBOR settings, to be used in certain instances. On September 29, 2021, the FCA confirmed that to avoid disruption to legacy contracts that reference the one-, three- and six-month GBP and JPY LIBOR settings, it will require the IBA to publish these settings under a synthetic methodology, based on term risk-free rates, for 12 months starting immediately after the final publication of the six LIBOR settings on December 31, 2021 and before they would otherwise cease. On November 16, 2021, the FCA confirmed that it will allow UK supervised entities to use synthetic GBP and JPY LIBOR rates in all legacy LIBOR contracts, other than cleared derivatives, that have not been changed at or ahead of December 31, 2021. It also published a final notice on its decision that use of USD LIBOR will not be allowed in new contracts written after December 31, 2021, except in certain cases.
Following the FCA’s announcement on March 5, 2021, the International Swaps and Derivatives Association (ISDA) issued a statement on the same date noting that the FCA’s announcement constitutes an “index cessation event” for purposes of the IBOR Supplement and the IBOR Protocol. The IBOR Supplement and the IBOR Protocol were launched in October 2020 to facilitate the derivatives markets’ transition away from LIBOR and other IBORs. The IBOR Supplement is intended to enhance the robustness of derivatives contracts traded on or after January 25, 2021 by addressing the risk that some IBORs are permanently discontinued or, in the case of LIBOR, cease to be representative, by applying fallbacks to specified ARRs upon such a trigger. The IBOR Protocol permits adhering parties to amend in-scope transactions entered into prior to January 25, 2021 on similar terms.
On September 16, 2021, FINMA published guidance (FINMA Guidance 03/2021) regarding the transition from LIBOR to ARRs. Thereunder, FINMA highlighted that it expected supervised institutions to address LIBOR transition as a matter of the highest priority, particularly in the area of syndicated loans where it saw the greatest need for action. FINMA also clarified that, although a synthetic LIBOR for the most widely-used tenors of GBP and JPY LIBOR would be published for a limited time only for contracts that are impossible or impractical to modify on time (“tough legacy” contracts) and although the cessation date had been moved to mid-2023 for the most-widely used tenors of USD LIBOR, the milestones of the roadmap set out in FINMA’s prior guidance for the year 2021 remained relevant, and it expected the supervised entities to continue to accord a high priority to the LIBOR transition relating to these currencies.
When IBA had first announced that it would consult on its intention to cease the publication of such LIBOR settings on November 30, 2020, the Fed, the Office of the Comptroller of the Currency (OCC) and the Federal Deposit Insurance Corporation (FDIC) released a statement that encouraged banks to cease entering into new contracts that use USD LIBOR as a reference rate as soon as practicable and in any event by December 31, 2021 in order to facilitate an orderly LIBOR transition. The FCA expressed support for the statement made by the Fed, OCC and FDIC. On October 20, 2021, the Fed, OCC, FDIC, the National Credit Union Administration, the Consumer Financial Protection Bureau and US state bank and state credit union regulators released a joint statement announcing that, with limited exceptions, entering into new contracts, including derivatives, that use LIBOR as a reference rate after December 31, 2021, would create safety and soundness risks for supervised institutions. The joint statement also outlined considerations supervised institutions should bear in mind when assessing the appropriateness of ARRs as well as the supervisors’ expectations regarding fallback language. In addition, the joint statement encouraged supervised institutions to develop and implement a transition plan for communicating with consumers, clients and counterparties and to ensure systems and operation capabilities will be ready for transitioning to a replacement reference rate after LIBOR’s discontinuation.
New York State has enacted legislation providing that, upon the discontinuation of USD LIBOR or a public announcement by certain officials that USD LIBOR is no longer representative, USD LIBOR-based benchmarks in New York law-governed agreements will, by operation of law, be replaced with references to a benchmark based on the Secured Overnight Financing Rate (SOFR), with certain adjustments, unless the agreement provides for fallbacks that are not based on LIBOR (or polls or surveys). Some other US states have enacted similar legislation, and the US House of Representatives passed a similar bill.
> Refer to “Replacement of interbank offered rates” in II – Operating and financial review – Credit Suisse – Other information for further information pertaining to IBOR transition.
Switzerland
Credit Suisse is subject to the Basel III framework, as implemented in Switzerland, as well as Swiss legislation and regulations for systemically important banks, which include capital, liquidity, leverage and large exposure requirements and rules for emergency plans designed to maintain systemically important functions in the event of impending insolvency.
> Refer to “Liquidity and funding management” and “Capital management” in III – Treasury, Risk, Balance sheet and Off-balance sheet for information regarding our current regulatory framework and expected changes to this framework affecting capital and liquidity standards.
Introduction of transparency and due diligence requirements regarding environmental, social, human rights and anti-corruption matters
On November 29, 2020, the popular initiative “The Responsible Business Initiative – Protecting human rights and the environment” was rejected by a majority of the Swiss cantons in a public vote. As a result, the indirect counterproposal of the Swiss Parliament entered into effect on January 1, 2022 by way of amendment of the Swiss Code of Obligations and enactment of the corresponding "Ordinance on Due Diligence and Transparency Requirements regarding Metals and Mineral from Conflict Areas and Child Labor" (Due Diligence and Transparency Ordinance), which was published on December 3, 2021. Companies of public interest (i.e., listed companies, banks, insurance companies and other supervised companies in the financial sector) must report annually on certain non-financial matters. The report must contain information necessary to understand the company’s business development, performance and position, as well as the impact the company’s activity has on environmental (including CO2 targets), social, employee, human rights and anti-corruption matters. Further, the Due Diligence and Transparency Ordinance provides for additional due diligence duties with regard to conflict minerals and child labor. The relevant transparency and due diligence requirements will apply for the first time for the 2023 reporting period, with the first reports due in 2024.
DLT-Law
During 2021, the Law on Distributed Ledger Technology (DLT-Law) took effect. The DLT-Law introduces a new concept of so-called “DLT-Rights,” allowing for the tokenization of rights, claims and financial instruments, such as bonds, shares or derivatives. In addition, the DLT-Law provides for an introduction of a new licensing category under the Financial Market Infrastructure Act for DLT-trading facilities, which are financial market infrastructures that enable the trading of DLT securities. Further, the provisions increase legal certainty under the Swiss insolvency regime by explicitly regulating the segregation of crypto-based assets in bankruptcy proceedings. The amendments to the Swiss Code of Obligations and the Federal Act on Intermediated Securities set-out under the DLT-Law, which enable the creation of ledger based DLT-Rights, entered into force on February 1, 2021. The remaining provisions of the DLT-Law, together with the implementing ordinance, entered into force on August 1, 2021.
Observation matter
On October 19, 2021, FINMA announced the conclusion of its enforcement proceedings against Credit Suisse related to past observation activities. FINMA noted that in addition to the known observation of two former Executive Board members, a small group of former executives within the bank planned and mostly executed five further observations of former employees or third parties. The regulator criticized the bank’s decision-making, documentation and supervision of the observations and the lack of internal regulations. The bank has already improved its governance and processes in the security area and has also taken steps to enforce the correct usage of electronic communication. FINMA considers these measures in principle suitable to remedy the deficiencies identified and complemented them with limited additional requirements. FINMA has also reprimanded two individuals in writing and opened enforcement proceedings against three further individuals.
Revision of the Swiss Anti-Money Laundering Act
On March 19, 2021, the Swiss Parliament approved the revision of the Swiss Anti-Money Laundering Act (AMLA), which incorporates several recommendations from the enhanced follow-up process of the Financial Action Task Force on Money Laundering (FATF). The revised AMLA will further specify the notification duty regarding suspicious activity reports and increase the frequency of client data reviews. The revised AMLA will also enhance transparency by introducing additional legal duties for associations subject to increased risks of terrorist financing. However, the FATF’s recommendation to extend the scope of application of AMLA to advisors, such as lawyers, fiduciaries and tax advisors, was not adopted by the Swiss Parliament.
On October 1, 2021, the Swiss Federal Council subsequently published a draft revision of the Anti-Money-Laundering Ordinance (AMLO) detailing the implementation of the changes introduced under the revised AMLA and initiated a public consultation relating thereto, which ended on January 17, 2022. The revisions to the AMLO are expected to enter into force by mid-2022.
Revision of the Swiss Bank Law
On December 17, 2021, the Swiss Parliament approved a revision of the Swiss Federal Act on Banks and Savings Banks of November 8, 1934, as amended (Bank Law). The amendments to the Bank Law aim to strengthen depositor protection and promote financial system stability by reducing the time required to pay out protected deposits through the depositor protection scheme in the event a bank enters bankruptcy proceedings. The revised Bank Law will also require banks to deposit 50% of the contribution obligations under the depositor protection regime in securities or Swiss francs. The revision will further introduce amendments regarding the banking insolvency regime and segregation laws. The revised Bank Law will enhance legal certainty by introducing (i) a more detailed and robust legal basis for the ordering of a bail-in by FINMA (including the ranking of liabilities subject to bail-in) and (ii) a detailed framework governing the practical implementation of a bail-in. The new provisions also provide for the subordination of bail-in-bonds, with the exception of regulatory bail-in-bonds issued by a group holding company, provided that other debt ranking pari passu does not exceed 5% of the total issued bail-in-bond debt. The revised Bank Law will enter into force in early 2023.
FINMA Circulars and guidances
Direct Transmission
On March 22, 2021, FINMA published a revised version of the FINMA Circular 2017/06 – Direct Transmission. The Circular on “Direct Transmission” sets the rules for direct, legally compliant and timely exchanges of information between entities supervised by FINMA, such as Credit Suisse, and foreign authorities. The amendments include an extension of the list of authorities eligible for administrative assistance to encompass those foreign authorities with which FINMA has concluded bilateral cooperation agreements meeting the standard for administrative assistance. Additionally, the reporting process for planned transmissions has been further clarified.
Disclosure – Banks
On July 1, 2021, the revised FINMA Circular 2016/01 "Disclosure – Banks" (Circular) entered into force. Under the Circular, FINMA further clarified and specified the disclosure obligations applicable to banks relating to climate risks. Pursuant to the Circular, large banks, such as Credit Suisse, are required to describe the major climate-related financial risks and their impact on the business strategy, business model and financial planning. In addition, they must disclose (i) the process for identifying, assessing and managing climate-related financial risks (risk management) and (ii) quantitative information (including a description of the applied methodology) on their climate-related financial risks. These disclosure obligations apply to our annual reporting for the 2021 financial year.
> Refer to “credit-suisse.com/sustainabilityreport” for our Sustainability Report.

Sustainable Finance and Greenwashing
On November 3, 2021, FINMA published new guidance (FINMA Guidance 05/2021) on preventing and combating greenwashing. The communication was published in the context of the UN Climate Change Conference in Glasgow and the recent contribution of the Network for Greening the Financial System (NGFS) of which FINMA is a member. FINMA notes the growing demand for ESG products and the resulting growing number of financial products being labelled – or claiming to be – sustainable, green, social, etc. FINMA warns that there may be a risk that investors are misled regarding the actual characteristics of the relevant financial products and services as there are currently no specific regulatory requirements for sustainability-related financial products and services in Switzerland. FINMA also emphasized the need to protect the reputation of the Swiss financial center as a whole. Guidance 05/2021 mainly focuses on three aspects: (i) expectations regarding descriptions/labels of Swiss collective investment schemes as being “sustainable,” ”green” or “ESG,” and whether these characteristics are actually ensured and appropriately disclosed, (ii) additional organizational requirements for institutions that manage sustainability-related Swiss or foreign collective investment schemes, including adequate investment decision processes, specialist expertise, sustainability strategies and sustainability-related tools and (iii) rules of conduct at the point of sale for ESG-related financial products.
Tax
After publishing a first draft legislation and conducting a consultation procedure in 2020 regarding the reform of the Swiss withholding tax system applicable to interest payments, the Swiss Federal Council has decided to pursue the reform, and on April 14, 2021, submitted to the Federal Parliament a proposal for amendment of the Federal Withholding Tax Act to abolish the 35% Swiss withholding tax on interest payments of bonds. On December 17, 2021, the Swiss Parliament approved the amendment but only for bonds issued on or after January 1, 2023, and resolved to maintain the tax on interest payments of bonds issued before that date. Additionally, on December 17, 2021, the Swiss Parliament also approved the introduction of a withholding tax duty on manufactured payments compensating original payments subject to Swiss withholding tax. Further, an amendment of the Federal Stamp Duty Act to abolish the 0.15% turnover tax on bonds of Swiss issuers and on bonds of foreign issuers with a remaining term of 12 months was approved. All of these amendments are subject to an optional referendum.
On June 18, 2021, the Swiss Parliament adopted the amendment of the Federal Withholding Tax Act to extend the exemption of interest on “Too Big to Fail” instruments from withholding tax until the end of 2026. The amendment entered into force on January 1, 2022.
On June 18, 2021, the Swiss Parliament also adopted the amendment of the Federal Stamp Duty Act to abolish the 1% issue tax on Swiss equity securities. However, on October 5, 2021 a referendum was called and on February 13, 2022, the amendment was rejected in the national vote.
In October 2021, the Organization for Economic Co-operation and Development (OECD) published key parameters and rules on a minimum tax rate of 15% (Pillar Two) for multinational companies with revenue of more than EUR 750 million, such as Credit Suisse. On January 12, 2022, the Swiss Federal Council decided to implement the minimum tax rate by means of a constitutional amendment. If the amendment is approved in a mandatory referendum, the minimum tax will come into force on January 1, 2024 by means of a temporary ordinance, with a law to be subsequently enacted through the normal legislative process. The introduction of the minimum tax system may subject Credit Suisse to additional compliance and reporting obligations as well as increased operational costs. The impact on Credit Suisse’s tax rate remains uncertain.
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
Sanctions
As a result of Russian military operations in Ukraine, as well as allegations concerning Russian acts related to Syria, cybersecurity, electoral interference, and other matters, the US Treasury’s Office of Foreign Assets Control (OFAC) has imposed sanctions against a number of parties, sectors, and activities relating to Russia, including the designation of Russian government officials, financial institutions, business people and certain related companies as specially designated nationals (SDNs). Such designation blocks their assets and prohibits dealings within US jurisdiction by both the designated SDNs and entities owned 50% or more by one or more blocked persons. OFAC has also imposed targeted sanctions relating to certain debt and equity activities, limitations on USD payments, Russian sovereign debt, and transactions with the Russian sovereign. US law also authorizes the imposition of other restrictions against non-US entities that, among other activities, engage in significant transactions with or provide material support to blocked persons. In addition, the EU, UK, Switzerland and other governments have imposed or announced similar sanctions against a number of parties, sectors and activities relating to Russia, including asset-freeze sanctions targeting Russian individuals and financial institutions, restrictions on deposits exceeding certain values from Russian nationals or residents, restrictions on transactions with the Russian sovereign, and imposed capital markets-related restrictions. In addition, the EU required the disconnection of certain Russian banks from the SWIFT network. The Russian government has also enacted certain countermeasures, which include restrictions relating to foreign currency accounts and security transactions. In light of the ongoing situation in Ukraine, additional US, EU, UK and Swiss sanctions related to Russia or additional Russian persons or entities are being discussed, and the potential effects of related disruptions (including potential Russian countermeasures) may include an adverse impact on our businesses and the businesses of our customers.
Since 2017, the US has imposed sanctions related to Venezuela that, among other restrictions, block the assets of and prohibit transactions with the Government of Venezuela and state-owned entities, as well as certain government officials, maritime shipping companies and trade facilitators outside of Venezuela, and prohibit further dealings with them within US jurisdiction. Further sanctions related to Venezuela or Venezuelan entities are possible, and the potential effects of related disruptions may include an adverse impact on our businesses.
Political and trade tensions between the US and China led to a series of sanctions and countermeasures in 2020 and 2021, some of which are particularly relevant to financial institutions. These include US sanctions prohibiting US persons from transacting in certain publicly traded securities linked to designated Chinese companies, as well as new Chinese countermeasures that are not yet well-defined. The ultimate impact of such sanctions on financial markets and financial institutions operating in China remains unclear. There are also a range of other sanctions and export control developments from both China and the US that could affect the integration of Chinese and US markets and have an impact on our customers or economic circumstances. Further sanctions and other restrictive measures arising from tensions in China-US relations are also possible. These developments may give rise to conflicts of law, compliance risks, and market disruptions that may have an adverse impact on our business.
The US has also increasingly focused on virtual currency transactions, including enforcement actions against virtual currency payment processors and sanctions against virtual currency service providers facilitating financial transactions linked to ransomware payments. These actions demonstrate the US government’s increasing focus on the issue of ransomware and virtual currencies, and this new area of compliance may result in potential legal or compliance risks.
Banking regulation and supervision
On June 24, 2021, the Fed announced the results of its annual supervisory stress tests, as implemented pursuant to the Dodd-Frank Act. Our US intermediate holding company (IHC) remained above its risk-based minimum capital requirements. Restrictions on payment of dividends and share repurchases put in place by the Fed during the COVID-19 pandemic ended on June 30, 2021. Our US IHC is now permitted to make distributions to its parent, subject to its applicable stress capital buffer requirement, the size of which is subject to update depending on future Comprehensive Capital Analysis and Review (CCAR) results. If our US IHC does not maintain this buffer above minimum risk-based capital requirements, it will be limited in its ability to pay dividends and make discretionary bonus payments and other earnings distributions.
Broker-dealer regulation and supervision
On September 16, 2020, the SEC adopted amendments to SEC Rule 15c2-11, which sets out a broker-dealer’s information review obligations concerning the issuer of an over-the-counter security prior to publication or submission of a quotation in that security. The amendments to SEC Rule 15c2-11 became effective on December 28, 2020, and the compliance date was September 28, 2021. On September 24, 2021, the SEC staff issued a letter setting out a no-action position until January 2, 2022 for quotations published by broker-dealers for fixed income securities to allow for an orderly and good faith transition into compliance with the amended rule. On December 16, 2021, the SEC staff issued an additional no-action letter phasing-in the applicability of Rule 15c2-11 to fixed income securities, depending on the type of issuer, through January 5, 2024.
Derivative regulation and supervision
On July 30, 2021 and October 8, 2021, the SEC issued final orders for substituted compliance for non-US, SEC-registered security-based swap dealers that are subject to certain UK and Swiss regulations, respectively, which would allow such security-based swap dealers to comply with certain requirements under the US Securities Exchange Act of 1934 via compliance with corresponding requirements of the UK and Switzerland, respectively. Credit Suisse International (CSI) and Credit Suisse AG avail themselves of such substituted compliance, which reduces the extent of their burden of having to reconcile compliance with conflicting SEC and UK or Swiss requirements. However, both orders include extensive conditions and limitations, especially in relation to such matters as counterparty protection and financial reporting requirements, which limit the extent to which CSI and Credit Suisse AG avail themselves of substituted compliance and subject CSI and Credit Suisse AG to additional costs and burdens due to a need to still comply with various SEC rules and conditions.
On August 31, 2021, the CFTC issued a time-limited no-action letter for swap dealers subject to capital requirements of the OCC, the Board of Governors of the Fed the FDIC, the Farm Credit Administration or the Federal Housing Finance Agency. The time-limited no-action letter provides that the CFTC’s Market Participants Division will not recommend an enforcement action to the CFTC if such swap dealers fail to comply with certain CFTC financial reporting requirements. Although CSI would be able to avail itself of such no-action relief, the conditions imposed by the UK substituted compliance order discussed above effectively supersede this no-action relief.
On September 30, 2021, the CFTC issued a time-limited no-action letter for non-bank swap dealers domiciled in Japan, Mexico, the UK and the EU, which provides that the CFTC’s Market Participants Division will not recommend an enforcement action to the CFTC if such swap dealers comply with their respective home-country capital and financial reporting requirements in lieu of the CFTC’s capital and financial reporting requirements. Credit

Suisse Securities Europe Limited (CSSEL) is availing itself of such no-action relief.
EU
Banking and securities regulation and supervision
The EU has also proposed and enacted a wide range of prudential, securities and governance regulations to address systemic risk and to further regulate financial institutions, products and markets. These proposals are at various stages of the EU pre-legislative, legislative rule-making and implementation processes, and their final form and cumulative impact remain uncertain.
On July 20, 2021, the European Commission presented a package of legislative proposals to strengthen the EU’s anti-money laundering and countering the financing of terrorism (AML/CFT) rules. The legislative package, which is being discussed by the European Parliament and Council, introduces a new EU authority that will transform AML/CFT supervision and that should be operational in 2024. Further, a new directive, the Sixth Directive on AML/CTF (AMLD6), is expected to replace the existing Directive 2015/849/EU.
On October 27, 2021, the European Commission published legislative proposals for the amendment of the Capital Requirements Regulation (CRR) including through an amending Regulation (CRR III), and the Capital Requirements Directive (CRD) through an amending Directive (CRD VI). CRR III contains, among other things, proposed reforms to the CRR regarding international prudential standards based on the Basel III framework, including provisions relating to credit risk, credit valuation adjustment risk, operational risk, market risk and the output floor, and would implement the outstanding elements of the Basel III reform in the EU, which was due to be implemented by January 1, 2023, but under the proposals would now apply from January 1, 2025. The CRD VI proposals include, among other things, measures relating to supervisory powers, sanctions, and environmental, social and governance risks and new measures regarding the provision of banking services into the EU by third-country undertakings.
Both 2021 and 2022 will be pivotal years for the integration of ESG risks across the three pillars of the EU banking prudential framework. Concerning Pillar I minimum mandatory capital requirements, CRR III proposes to advance the deadline from 2025 to 2023 for the European Banking Authority (EBA) to deliver its report on a possible dedicated prudential treatment for exposures subject to environmental and social risk. Concerning Pillar II supervisory review, the EBA issued in June 2021 a report providing a common definition of “ESG risks” and elaborating on the arrangements related to banks' management of such risks and their inclusion in the Supervisory Review and Evaluation Process (SREP) performed by competent supervisors. The ECB will be conducting climate stress tests in 2022, and the findings are likely to further contribute to advance regulation in this respect. Concerning Pillar III disclosure requirements, the EBA issued in January 2022 the draft technical standards (with methodologies and templates) that will apply to the disclosure of ESG risks by large listed institutions, starting in 2022. CRR III proposes to extend these disclosure obligations in the future to all EU banks.
General Data Protection Regulation
On June 4, 2021 the European Commission published its new standard contractual clauses (SCCs) for transferring personal data from the EU to third countries pursuant to the General Data Protection Regulation (GDPR). Other countries, such as Switzerland and the UK, are in parallel considering their approach to this new development. While the UK had not yet taken a final decision in 2021, the Swiss Federal Data Protection and Information Commissioner accepted on August 27, 2021 the SCCs as an adequate measure for cross border data transfers to third countries. The previous set of SCCs have been repealed effective September 27, 2021, and any contracts implementing the old SCCs will no longer be deemed to provide appropriate safeguards under the GDPR from December 27, 2022, requiring organizations, including Credit Suisse, to revise their existing contractual structures for international personal data transfers. In this context, the European Data Protection Board (EDPB) published the final version of its recommendations on measures that supplement transfer tools (such as the SCCs) to ensure compliance with the EU level of protection of personal data and issued further clarifying guidelines on the interplay between the territorial scope and the provisions of the GDPR on international data transfers.
On June 28, 2021 the European Commission adopted two adequacy decisions under the GDPR and the Law Enforcement Directive in respect of the UK. As such, personal data can continue to freely flow from the EU to the UK, and no SCCs are required. The adequacy decisions incorporate a new “sunset clause,” which limits the duration of the adequacy to four years. After the four years, the adoption process will need to be restarted by the European Commission to assess whether the adequacy finding should be renewed.
UK-EU relationship
On June 23, 2016, voters in the UK voted to leave the EU. Following extensive negotiations with the EU on the terms of its withdrawal, the UK ceased to be a member of the EU on January 31, 2020, and after a transitional period ending on December 31, 2020, EU law, including financial services passporting, no longer applies in the UK. On December 24, 2020, the UK and the EU announced that they had agreed on a Trade and Cooperation Agreement (TCA), an Agreement between the UK and the European Atomic Energy Community for Cooperation on the Safe and Peaceful Uses of Nuclear Energy and an Agreement concerning Security Procedures for Exchanging and Protecting Classified Information. The TCA provisionally applied since January 1, 2021 and, following the ratification by the UK and EU, entered into full application on May 1, 2021. The TCA generally does not cover financial services. On March 26, 2021, the EU and the UK announced that they had completed negotiations in relation to the “non-binding memorandum of understanding governing the regulatory dialogue” for regulatory cooperation in financial services. However, no memorandum of understanding has as yet been formally agreed or published. Although equivalence may be one of the topics discussed in any regulatory dialogue, the decision to grant equivalence is unilateral and not subject to bilateral negotiation. There can be no assurance that the EU will grant equivalence to the UK financial services regime and (even if equivalence is granted) any such decision may be revoked at any time. Notably, on February 8, 2022 the EU Commission adopted a decision to extend equivalence for UK central counterparties (CCPs) until June 30, 2025 only, and, at the same time, launched a consultation and call for evidence on possible legislative and non-legislative measures aimed at enhancing the attractiveness of clearing at EU CCPs.
The body of EU law, as it stood at the end of the transition period, has largely been retained in UK law in the immediate term, with Her Majesty’s Treasury (HM Treasury) exercising certain statutory powers to remedy deficiencies in retained EU law relating to financial services, through statutory instruments. The statutory instruments are not intended to make policy changes, other than to reflect the UK’s new position outside the EU. HM Treasury has also delegated powers to the UK’s financial services regulators to address deficiencies in the regulators’ rulebooks arising as a result of the exit, and to the EU Binding Technical Standards that are part of retained EU law. However, the intended fate of many EU laws that were not retained is not yet certain.
Credit Suisse is working to address the implications of the consequences of these changes and to minimize disruption for our clients. Adverse changes to any of these arrangements, and even uncertainty over potential changes during any period of negotiation, could potentially impact our results in the UK or other markets we serve.
UK
Banking regulation and supervision
The UK government has begun a broad program of review of the UK’s future regulatory framework. The Financial Services Act 2021 (FSA 2021) was enacted on April 29, 2021. Among other things, the FSA 2021 amends UK laws on financial services in relation to the prudential regimes for banks and investment firms (including the implementation in the UK of Basel III reforms) and benchmarks giving the FCA new and enhanced powers to manage the wind-down of a critical benchmark such as LIBOR. Further, the FSA 2021 also contains measures in relation to market abuse safeguards, insider dealing and money laundering.
On July 9, 2021 the Prudential Regulation Authority (PRA) published a policy statement, including near-final rules, implementing certain of the Basel III standards in the UK. The final rules were published on October 14, 2021. The rules include, among other things, revised standards concerning the definition of capital, prudent valuation for market risk and market risk management requirements, counterparty credit risk, large exposures and liquidity coverage requirements. The rules became effective on January 1, 2022.
On December 3, 2021, the Bank of England published a policy statement and updated statement of policy on its revised approach to setting a minimum requirement for own funds and eligible liabilities (MREL), marking the final stage of its MREL review on the calibration of MREL and the final compliance date, in light of changes in the UK regulatory framework since the statement of policy was last updated in 2018. The revised statement of policy became effective on January 1, 2022.
On December 10, 2021, the PRA and FCA issued an industry-wide “Dear CEO” letter on their supervisory review of global equity finance businesses, following the default of Archegos in March 2021. The letter set out their key observations and lessons learned relating to business strategy and organization, onboarding and reputational risk, financial risk management controls and governance, and liquidation and close-out. Relevant firms, including Credit Suisse, are now expected to carry out a systematic review of their equity finance business and risk management practices and controls, and to report their findings to the PRA and the FCA, with detailed plans for remediation where relevant, by the end of the first quarter of 2022.
Tax
On March 3, 2021, the UK Chancellor announced that the main rate of UK corporation tax will increase from 19% to 25% from April 2023. This increase was legislated for in the Finance Act 2021. On October 27, 2021, it was further announced that the corporation tax surcharge for banking companies, which applies on top of the main corporation tax rate, will be reduced from 8% to 3% from April 2023. Taking into account the increase of the main corporation tax rate, this means that from April 1, 2023, the total rate of corporation tax that banks will be subject to will be 28% (increased from 27%). The corporation tax surcharge applies to profits above an allowance available for banking groups, which will be increased from GBP 25 million to GBP 100 million from April 1, 2023. These further legislative changes were included in the Finance Bill 2021-2022.
Operational resilience
On March 29, 2021, the PRA and the FCA jointly published policy statements, setting the final rules on the UK operational resilience framework. The new rules apply from March 31, 2022 and require firms to identify their important business services, set impact tolerances for such business services and commence mapping and testing against severe but plausible scenarios by such date. Further, firms are expected to introduce any required resilience reinforcements to remain within their impact tolerances by March 31, 2025. The rules in the UK will apply to CSI, CSSEL, Credit Suisse (UK) Limited and Credit Suisse AG, London Branch.

Regulatory framework
The principal regulatory structures that apply to our operations are discussed below.
Global initiatives
Total Loss-Absorbing Capacity
On January 1, 2019, the final Financial Stability Board’s (FSB) Total Loss Absorbing Capacity (TLAC) standard for global systemically important banks (G-SIBs) became effective, subject to a phase-in until January 1, 2022. The purpose of the standard is to enhance the ability of regulators to recapitalize a G-SIB at the point of non-viability in a manner that minimizes systemic disruption, preserves critical functions and limits the exposure of public sector funds. TLAC-eligible instruments include instruments that count towards satisfying minimum regulatory capital requirements, as well as long-term unsecured debt instruments that have remaining maturities of no less than one year, are subordinated by statute, corporate structure or contract to certain excluded liabilities, including deposits, are held by unaffiliated third parties and meet certain other requirements. Excluding any applicable regulatory capital buffers that are otherwise required, as of January 1, 2022, the minimum TLAC requirement is at least 18% of a G-SIB’s risk-weighted assets. In addition, as of January 1, 2022, the minimum TLAC requirement is at least 6.75% of the Basel III leverage ratio denominator. National regulators may implement or interpret the requirements more strictly within their own jurisdictions.
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
In the UK, the Bank of England published its statement of policy on its approach to establishing the requirement under the EU Bank Recovery and Resolution Directive (BRRD) for certain UK entities, including CSI and CSSEL, to maintain MREL as well as its approach on setting internal MREL. Similar to the FSB’s TLAC standard, the MREL requirement obliges firms within the scope of the BRRD to maintain a minimum level of own funds and liabilities that can be bailed in. The statement of policy provides that internal MREL requirements for UK material subsidiaries of non-UK G-SIBs, such as Credit Suisse would be scaled between 75% and 90% of external MREL based on factors including the resolution strategy of the group and the home country’s approach to internal TLAC calibration. Interim internal MREL requirements came into effect beginning January 1, 2019, and their full implementation became effective January 1, 2022. In addition, the CRR II introduced a requirement, as of June 27, 2019, for material subsidiaries of non-EU G-SIBs, which are not resolution entities, to maintain internal MREL scaled at 90% of the external MREL requirement that would apply if the material subsidiary were a resolution entity. The Bank of England has stated that its statement of policy should be read in compliance with the CRR II requirements.
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
In the UK, the PRA published final rules requiring UK entities, including CSI and CSSEL, to ensure that their counterparties under a broad range of financial arrangements are subject to the stays on early termination rights under the UK Banking Act that would be applicable upon their resolution.
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
In the US, the Fed, the FDIC and the OCC each issued final rules designed to improve the resolvability of US headquartered G-SIBs and the US operations of non-US G-SIBs, such as our US operations. These final rules require covered entities to modify certain qualified financial contracts to obtain agreement of counterparties that (1) their qualified financial contracts are subject to the stays on default rights under the Dodd-Frank Act’s Orderly Liquidation Authority and the Federal Deposit Insurance Act, which is similar to requirements introduced in other jurisdictions to which we are already subject, and (2) certain affiliate-linked default rights would be limited or overridden if an affiliate of the G-SIB entered proceedings under the US Bankruptcy Code or other insolvency or resolution regimes. ISDA has developed the ISDA 2018 US Resolution Stay Protocol (ISDA US Protocol) to facilitate compliance with the final rules. All the relevant Credit Suisse’s entities have adhered to the ISDA US Protocol to amend their qualified financial contracts with adhering counterparties to comply with the final rules.
Foreign Exchange
In 2017, public and private sector representatives from the foreign exchange (FX) committees of 16 international foreign exchange trading centers agreed to form a Global Foreign Exchange Committee (GFXC) and publish the FX Global Code, which sets out global principles of good practice, including ethics, governance, execution, information sharing, risk management and compliance, and confirmation and settlement processes. Credit Suisse signed the FX Global Code’s Statement of Commitment on a global basis on May 21, 2018 and supports the adoption of the FX Global Code by FX market participants. The GFXC published an updated version of the FX Global Code on July 15, 2021.
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
Our banks in Switzerland operate under banking licenses granted by FINMA pursuant to the Bank Law and the Banking Ordinance. In addition, certain of these banks hold securities firm licenses granted by FINMA pursuant to the Swiss Federal Act on Stock Exchanges and Securities Trading, which was in effect at the time the license was granted. As of January 1, 2020, the applicable ongoing licensing requirements for securities firms are set out under the Financial Institutions Act (FinIA) and the Financial Institutions Ordinance (FinIO).
FINMA is the sole bank supervisory authority in Switzerland and is independent, including from the Swiss National Bank (SNB). Under the Bank Law, FINMA is responsible for the supervision of the Swiss banking system. The SNB is responsible for implementing the government’s monetary policy relating to banks and securities firms and for ensuring the stability of the financial system. Under the “Too Big to Fail” legislation, the SNB is also responsible for determining which banks in Switzerland are systemically important banks and which functions are systemically relevant in Switzerland. The SNB has identified the Group on a consolidated basis as a systemically important bank for the purposes of Swiss law.
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
Under Swiss banking law, banks and securities firms are required to manage risk concentration within specific limits. Aggregated credit exposure to any single counterparty or a group of related counterparties must bear an adequate relationship to the bank’s adjusted eligible capital (for systemically important banks like us, to their core Tier 1 capital) taking into account counterparty risks and risk mitigation instruments.
Subject to certain transitional periods, the Financial Services Act (FinSA) and the FinIA as well as the implementing ordinances, the Financial Services Ordinance (FinSO) and the FinIO entered into effect on January 1, 2020. With the enactment of FinSA and FinSO a new statutory regime, governing the provision of financial services in Switzerland, including to Swiss clients from abroad on a cross-border basis, as well as the offering of financial instruments, and the admission to trading of financial instruments, was introduced in Switzerland. FinSA namely introduced a new prospectus regime for the offering of securities in Switzerland. FINMA granted both BX Swiss AG and the SIX Exchange Regulation AG a license as reviewing bodies for prospectuses with effect from June 1, 2020. The reviewing bodies are regulated under the FinSA and are tasked with reviewing and approving the prospectuses published in connection with a public offer of securities or the admission of securities to trading on a trading venue in Switzerland. Subject to certain exemptions, the publication of approved prospectuses is mandatory since December 1, 2020 for issuers of securities, provided a public offer or admission to trading is intended in Switzerland. FinSA also introduced duties for Swiss financial service providers or foreign financial service providers providing financial services to clients in Switzerland, including on a mere cross-border basis. FinIA and FinIO govern the licensing requirements and provide for a differentiated supervisory regime for securities firms, asset managers, trustees, managers of collective assets, fund management companies and investment firms.
Under the Bank Law and FinIA, Swiss banks and securities firms are obligated to keep confidential the existence and all aspects of their relationships with customers. These customer confidentiality laws do not, however, provide protection with respect to criminal offenses such as insider trading, money laundering, terrorist financing activities, tax fraud or evasion or prevent the disclosure of information to courts and administrative authorities.
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
Securities firm and asset management regulation and supervision
Our securities firm activities in Switzerland are conducted primarily through the Bank, under the supervision of FINMA, and are subject to regulation under FinIA and FinIO, which regulate all aspects of the securities firm business in Switzerland, including regulatory capital, risk concentration, sales and trading practices, record-keeping requirements and procedures and periodic reporting procedures.
Our asset management activities in Switzerland, which include the establishment and administration of mutual funds registered for public distribution, are conducted under the supervision of FINMA and are governed by FinIA.
Resolution regime
Following the financial crisis of 2007/2008, the Swiss legislator promulgated special rules for the stabilization and restructuring of systemically important financial institutions. Among other aspects, these rules require plans for recovery and resolution. Each systemically important bank is required to submit a recovery plan to FINMA once a year, in which it sets out how it would stabilize itself in a crisis without government intervention, also taking the requirements of foreign regulators into account; this plan requires FINMA’s approval. In addition, each Swiss systemically important bank must submit an emergency plan, in which it details how it would ensure uninterrupted continuity of its systemically important functions in Switzerland, particularly access to deposits and payments, in a crisis; FINMA must review this plan and evaluate whether it is ready to be implemented if necessary. Credit Suisse was required to submit an effective Swiss emergency plan to FINMA for review by the end of 2019, and on February 25, 2020, FINMA published a report noting that it regarded the Swiss emergency plan submitted by Credit Suisse as effective. A third element is the resolution plan, which FINMA produces for systemically important banks, indicating how the entire global group would be recapitalized, restructured and/or liquidated in a crisis; FINMA assesses the resolvability of an institution on the basis of whether the preparations are sufficient to successfully implement the plan if necessary. If internationally active Swiss systemically important banks increase their global resolvability, FINMA can grant rebates on the respective institution’s gone concern capital requirements. On March 19, 2021, FINMA published a report providing a detailed assessment of the recovery and resolution plans of the systemically important Swiss institutions. FINMA approved the recovery plans of all five systemically important Swiss banks. FINMA continued to regard the Swiss emergency plan submitted by Credit Suisse as effective. With respect to the global resolvability, FINMA concluded that Credit Suisse has already taken important preparatory steps and has made further progress in 2020.
The FINMA Banking Insolvency Ordinance governs resolution (i.e., restructuring or liquidation) proceedings applicable to Swiss banks and securities firms, such as Credit Suisse AG and Credit Suisse (Schweiz) AG, and Swiss-domiciled parent companies of financial groups, such as Credit Suisse Group AG, and certain other unregulated Swiss-domiciled companies belonging to financial groups. Instead of prescribing a particular resolution concept, the FINMA Banking Insolvency Ordinance provides FINMA with a significant amount of authority and discretion in the case of resolution, as well as various restructuring tools from which FINMA may choose.
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
For systemically important institutions, such as Credit Suisse AG, Credit Suisse (Schweiz) AG and Credit Suisse Group AG, creditors have no right to reject the restructuring plan approved by FINMA.
Supervision
The Federal Act on Financial Market Infrastructure and Market Conduct in Securities and Derivatives Trading (FMIA) governs the organization and operation of financial market infrastructures and the conduct of financial market participants in securities and derivatives trading. FMIA, along with the Financial Market Infrastructure Ordinance (FMIO) came into effect on January 1, 2016. However, financial market infrastructures and the operators of organized trading facilities were granted different transitional periods to comply with various new duties, including those associated with the publication of pre- and post-trade transparency information and with high-frequency trading. Under the FMIA, FINMA was designated to determine the timing of the introduction of a clearing obligation and to specify the categories of derivatives covered. Accordingly, on September 1, 2018, the revised Ordinance of the Swiss Financial Market Supervisory Authority on Financial Market Infrastructures and Market Conduct in Securities and Derivatives Trading entered into force, introducing a mandatory clearing obligation for standardized interest-rate and credit derivatives traded OTC and making effective, as of such date, the deadlines for the first clearing obligations laid down in the FMIO, i.e., six months, twelve months or eighteen months, depending on the categories of derivatives and the type of counterparty.
Tax
Automatic exchange of information and administrative assistance in tax matters
In Switzerland, the Multilateral Convention on Mutual Administrative Assistance in Tax Matters (MAC) and the Multilateral Competent Authority Agreement (MCAA), together with the Federal Act on the International Automatic Exchange of Information in Tax Matters and its implementing ordinance, form the legal basis for the automatic exchange of information. Based on the MCAA, the multilateral agreement with the EU on the international automatic exchange of information in tax matters and a number of bilateral automatic exchange of information (AEI) agreements, most of them based on the MCAA, Switzerland collects and exchanges information with more than 100 jurisdictions in respect of financial assets held in, and income derived thereon and credited to, accounts or deposits maintained in Switzerland.
In June 2020, the Swiss Parliament adopted a reform of the Federal Act on the International Automatic Exchange of Information in Tax Matters. The aim of the reform was to implement certain recommendations of the Global Forum on Transparency and Exchange of Information for Tax Purposes (Global Forum) after the Global Forum's review of the Swiss AEI legal framework. The amendments include modifications to a bank's diligence obligations, including with respect to the opening of bank accounts and document retention. The law entered into effect on January 1, 2021.

Further to the MAC, Switzerland is required to spontaneously exchange certain information on advanced tax rulings in accordance with the OECD and G20 project to combat base erosion and profit shifting. Additionally in 2009, Switzerland adopted the OECD standard on administrative assistance in tax matters in accordance with Art. 26 of the OECD Model Agreement which has subsequently been included in 81 Double Tax Agreements, 80 of which are in force and applicable. The 2009 protocol (Protocol, ratified in 2019) amending the tax treaty regarding income tax between Switzerland and the US, a mechanism for the exchange of information upon request in tax matters between Switzerland and the US is now in place. This mechanism allows the US to make group requests under the US Foreign Account Tax Compliance Act (FATCA) concerning non-consenting US accounts and non-consenting non-participating foreign financial institutions. The Protocol further erases the distinction between tax evasion and tax fraud in the context of administrative assistance to permit any exchanges of information as may be relevant to the administration or enforcement of the domestic laws concerning taxes.
Finally, in accordance with the MCAA on the Exchange of Country-by-Country Reports as well as the implementing Swiss federal legislation, multinational groups of companies in Switzerland have to prepare country-by-country reports since the 2018 tax year with the exchange of the reports by Switzerland having started in 2020.
Tax exemptions on TLAC and similar instruments
Based on the revised Withholding Tax Act, which entered into force on January 1, 2022, the exemption from withholding tax of interest paid on contingent convertible bonds and write-down bonds of banks or group companies of finance groups which were approved by FINMA and issued between January 1, 2013 and December 31, 2021, has been extended to issuances between January 1, 2013 and December 31, 2026. It also exempts interest paid on TLAC instruments approved by FINMA for purposes of meeting regulatory requirements which have been or will be issued between January 1, 2017 and December 31, 2026, or have been issued prior to January 1, 2017 where the foreign issuer thereof has been or will be substituted for a Swiss issuer between January 1, 2017 and December 31, 2026.
Furthermore, since 2017, equity securities in banks or group companies of a financial group issued in connection with the conversion of TLAC instruments into equity are exempt from the 1% issuance stamp tax, in addition to the exemption since 2012 for equity securities in banks issued from conversion capital.
Participation Exemption for “Too Big to Fail” Instruments
Current legislation requires systemically important banks to issue contingent convertible bonds, write-off bonds and bail-in bonds (“Too Big to Fail” instruments) through their top holding company, which may then on-lend the funds to direct or indirect subsidiaries. Based on the revised Withholding Tax Act, as amended by the Federal Act on Calculation of the Participation Deduction for “Too Big to Fail” instruments, which became effective as of January 1, 2019, top holding companies (Konzernobergesellschaften) of systemically important banks are permitted to carve-out interest expenses on these “Too Big to Fail” instruments for purposes of calculating their tax-exempt net participation income. To level the effect of the carve-out, the respective assets and liabilities positions are also eliminated in the calculation. This allows for a calculation of the participation exemption with a complete carve-out of “Too Big to Fail” instruments to the extent the proceeds thereof are downstreamed.
50:50 Distribution Rule
Based on the Withholding Tax Act and federal and cantonal income tax acts, as amended by the Federal Act on Tax Reform and AHV Financing, which became effective as of January 1, 2020, companies listed on a Swiss stock exchange who are paying a dividend out of legal capital contribution reserves are required to simultaneously pay a dividend out of taxable reserves of at least the same amount. Also, under these new rules, when a company listed on a Swiss stock exchange repurchases shares to cancel them, the company must charge at least fifty percent of the liquidation amount to capital contribution reserves, the liquidation amount being the amount equal to the repurchase price less the nominal amount. Prior to the new law, these companies were not limited in using the one or other type of reserves.
The Swiss Federal Tax Authority’s and Swiss courts’ practice on withholding tax refunds
The Swiss Federal Tax Authority (FTA) and the Swiss courts continue to apply a strict beneficial ownership test for the application of any double taxation agreement based refund of Swiss withholding tax on dividend payments and interest payments. The focus is on the beneficial ownership of the securities and/or the dividends or interest at the time of payment, which is assessed from a factual and economic point of view, without regard to the parties’ intentions or motivation, and must be proven by the party requesting a refund in the form of detailed documentation at the request of the FTA. In the context of derivative transactions, it has become increasingly more difficult to obtain a refund of Swiss withholding tax as in most cases the FTA will not consider the recipient of a payment subject to withholding tax under a derivative transaction to be the beneficial owner of that payment for purposes of a refund of such withholding tax. However, the Swiss Supreme Court has also held that this strict application of the beneficial ownership test, as well as the proof requirements, do not mean that a financial institution involved in a derivative transaction is not entitled to a refund; if beneficial ownership can be established, a refund will be granted.
Cybersecurity
FINMA continues to view cyber risks as one of the most significant operational risks for financial institutions, and has increasingly focused its supervisory practice on such risks. Supervised institutions such as Credit Suisse are, therefore, required to adequately address the relevant cyber risks under its operational risk management. These risks are also monitored directly by FINMA, for example through ongoing supervision and focused on-site audits, and monitored by audit firms as part of the regulatory audit process. Further, under the FINMA Guidance 05/2020 – Duty to report cyber-attacks pursuant to Article 29 paragraph 2 FINMASA, FINMA has outlined the regulatory duties in case of cyber-attacks directed against Swiss supervised financial institutions. Thereunder, supervised entities must notify FINMA within 24 hours of cyber-attacks that could potentially lead to a malfunction or failure of its critical functions. Depending on the severity of the cyber-attack, additional disclosure and reporting obligations may apply.
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
Credit Suisse is also subject to the so-called “Volcker Rule,” which limits the ability of banking entities to sponsor or invest in certain private equity or hedge funds, broadly defined, and to engage in certain types of proprietary trading for their own account. These restrictions are subject to certain exclusions and exemptions, including with respect to underwriting, market-making, risk-mitigating hedging and certain asset and fund management activities, and with respect to certain transactions and investments occurring solely outside of the US. The Volcker Rule requires banking entities to establish an extensive array of compliance policies, procedures and quantitative metrics reporting designed to ensure and monitor compliance with restrictions under the Volcker Rule. It also requires an annual attestation either by the Chief Executive Officer of the top-tier foreign banking organization or the senior management officer in the US as to the implementation of a compliance program reasonably designed to achieve compliance with the Volcker Rule. In April 2017, the Fed granted Credit Suisse an extended transition period to conform investments in certain illiquid funds under the Volcker Rule for an additional five years (i.e., until July 21, 2022). Credit Suisse has implemented a Volcker Rule compliance program reasonably designed to satisfy the requirements of the Volcker Rule. The Volcker Rule’s implementing regulations are highly complex and may be subject to further rulemaking and regulatory interpretation and guidance.
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
Credit Suisse’s US IHC is also subject to additional requirements under the Fed’s final TLAC framework for IHCs, described above. In addition, both Credit Suisse’s US IHC itself and the combined US operations of Credit Suisse (including Credit Suisse’s US IHC and the New York Branch) are subject to other prudential requirements, including with respect to liquidity risk management, liquidity stress testing and separate liquidity buffers for each of Credit Suisse’s US IHC and the New York Branch. Our US IHC is also subject to the Fed’s applicable rules on liquidity coverage ratio (LCR), single counterparty credit limits (SCCL) and, effective as of July 1, 2021, the Net Stable Funding Ratio (NSFR). The SCCL limits our aggregate net credit exposures to any single unaffiliated counterparty based on Tier 1 capital. Our combined US operations (including our US IHC and New York Branch) may qualify for a regime of substituted compliance with comparable home country rules, but our US IHC is ineligible for the substituted compliance regime and remains subject to a separate SCCL requirement. Under proposals that remain under consideration, the combined US operations of Credit Suisse may become subject to an early remediation regime which could be triggered by risk-based capital, leverage, stress tests, liquidity, risk management and market indicators.
> Refer to “Liquidity and funding management” in III – Treasury, Risk, Balance sheet and Off-balance sheet for further information on Basel III LCR and NSFR.
A major focus of US policy and regulation relating to financial institutions has been to combat money laundering and terrorist financing and to enforce compliance with US economic sanctions. These laws and regulations impose obligations to maintain appropriate policies, procedures and controls to detect and report money laundering and terrorist financing, verify the identity of customers and comply with economic sanctions. Any failure to maintain and implement adequate programs to combat money laundering and terrorist financing, and conduct targeted by or in violation of such economic sanctions, laws and regulations, could have serious legal and reputational consequences. Conflicts of law, including those arising from blocking regulations targeting US sanctions, may also raise serious legal risks. We take our obligations to prevent money laundering and terrorist financing in the US and globally and to comply with US economic sanctions very seriously, while appropriately respecting and protecting the confidentiality of clients. We have policies, procedures and training intended to ensure that our employees comply with “know your customer” regulations and understand when a client relationship or business should be evaluated as higher risk for us. We are also subject to both the anti-bribery and accounting provisions of the US Foreign Corrupt Practices Act. The anti-bribery provisions prohibit the bribery of non-US government officials. The accounting provisions require us to keep accurate books and records and to maintain a system of internal accounting controls.
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
As a registered swap dealer that is not a bank, CSSEL is also subject to the CFTC’s margin rules for uncleared swaps. As a non-US swap dealer, CSSEL is only subject to these rules in connection with its uncleared swaps with US persons, non-US persons guaranteed by US persons, and certain non-US swap dealer subsidiaries of US persons. As a registered swap dealer that is a foreign bank, CSI is subject to the margin rules for uncleared swaps and security-based swaps of the Fed, and CSI likewise is only subject to these rules in connection with its uncleared swaps and security-based swaps with US persons, non-US persons guaranteed by US persons, and certain non-US swap dealer subsidiaries of US persons. Both the CFTC’s margin rules and the Fed’s margin rules are following a phased implementation schedule. Since March 1, 2017, CSI and CSSEL have been required to comply with variation margin requirements with covered entities under these rules, requiring the exchange of daily mark-to-market margin with all such covered entities. Initial margin requirements began phasing in annually for different counterparties from September 1, 2016, with remaining phases relating to the application of initial margin requirements to market participants with group-wide notional derivatives exposure during the preceding March, April and May of at least USD 50 billion or at least USD 8 billion on September 1, 2021 or September 1, 2022, respectively. The broad expansion of initial margin requirements on September 1, 2021 or September 1, 2022 could have a significant adverse impact on our OTC derivatives business because of the large number of affected counterparties that might need to enter into new documentation and upgrade their systems in order to comply.
As a non-bank swap dealer, CSSEL is subject to the CFTC’s capital and financial reporting rules that were adopted in July 2020 and took effect on October 6, 2021. CSSEL is availing itself of the CFTC no-action relief discussed above for such capital and financial reporting requirements. In addition, CSI, which is a UK bank provisionally registered with the CFTC as a swap dealer, is now subject to new CFTC financial reporting requirements. Despite the CFTC’s no-action letter relief discussed above that CSI would be able to avail itself of, due to CSI’s dual registration with the SEC as a security-based swap dealer, the conditions imposed by the SEC UK substituted compliance order discussed above effectively supersede such no-action relief. Thus, CSI must bear increased cost to comply with the SEC’s requirements given that they diverge from CSI’s UK financial reporting obligations (for example by requiring it to report certain different financial information).
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
The Dodd-Frank Act mandates that the CFTC establish aggregate position limits for certain physical commodity futures contracts and economically equivalent swaps, and on October 15, 2020, the CFTC adopted final rules expanding and revising position limits for certain physical commodity derivatives. Overall, the new rules may restrict the ability of our asset management businesses to trade in physical commodity derivatives covered by position limits, restrict the ability of our market making businesses to provide liquidity in these derivatives to certain types of clients, and generally increase the compliance costs and burdens of our businesses that transact in physical commodity derivatives.
Additionally, the SEC has finalized rules implementing most of the key derivatives provisions of the Dodd-Frank Act, including security-based swap dealer registration, capital, margin, segregation, internal and external business conduct, recordkeeping and financial reporting, risk mitigation techniques, and transaction reporting rules. These rules took effect on November 1, 2021. Unlike the CFTC, the SEC has not yet finalized rules relating to mandatory clearing or mandatory on-facility trading. While the SEC’s rules have largely paralleled many of the CFTC’s rules, significant differences between the final CFTC and SEC rules could materially increase the compliance costs associated with, and hinder the efficiency of, our equity and credit derivatives businesses with US persons. For example, significant differences between the cross-border application of SEC and CFTC rules could have such effects. In particular, SEC rules applying public transaction reporting and external business conduct requirements to security-based swaps between non-US persons that are arranged, negotiated or executed by US personnel (ANE transactions) could discourage non-US counterparties from entering into such transactions, especially given the limited extent to which the SEC permits substituted compliance with relevant non-US requirements. While the SEC has issued time-limited relief from its reporting requirements which will last until the earlier of November 8, 2025 or 12 months after the SEC provides notice that its no-action position will expire, the portion of the relief related to assignment of reporting duties does not extend to certain ANE transactions. Also, as discussed above, certain conditions that the SEC included in its substituted compliance orders for Switzerland and the UK limit the extent to which Credit Suisse AG and CSI can avail themselves of substituted compliance, thus subjecting them to the additional burden of complying with many SEC rules and conditions in addition to home country requirements.
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
Resolution regime
The Dodd-Frank Act also established an “Orderly Liquidation Authority,” a regime for the orderly liquidation of systemically significant non-bank financial companies, which could potentially apply to certain of our US entities. The Secretary of the US Treasury may under certain circumstances appoint the FDIC as receiver for a failing financial company in order to prevent risks to US financial stability. The FDIC would then have the authority to charter a “bridge” company to which it can transfer assets and liabilities of the financial company, including swaps and other qualified financial contracts, in order to preserve the continuity of critical functions of the financial company. The FDIC has indicated that it prefers a single-point-of-entry strategy, although it retains the ability to resolve individual financial companies. In July 2020, the FDIC and SEC finalized rules that would clarify the application of the Securities Investor Protection Act (SIPA) in a receivership for a systemically significant broker-dealer under the Dodd-Frank Act’s Orderly Liquidation Authority, which could potentially apply to our US broker-dealer. The rules clarify how relevant provisions of SIPA would be incorporated into a proceeding under the Orderly Liquidation Authority, that the Securities Investor Protection Corporation would be appointed as trustee for the broker-dealer, the claims process and the FDIC’s powers as receiver with respect to the transfer of assets of the broker-dealer.
In addition, the Dodd-Frank Act and related rules promulgated by the Fed and the FDIC require bank holding companies and companies treated as bank holding companies with total consolidated assets above specified thresholds, such as us, and certain designated non-bank financial firms, to submit periodically to the Fed and the FDIC resolution plans describing the strategy for rapid and orderly resolution under the US Bankruptcy Code or other applicable insolvency regimes, though such plans may not rely on the Orderly Liquidation Authority. Our combined US operations are required to file a resolution plan every three years, alternating between a full resolution plan and a less extensive targeted resolution plan that will focus on certain core elements, responding to the targeted information request described above, and certain changes from the previous full plan. We filed a targeted plan on December 17, 2021. The deadline for our next full plan is July 1, 2024.
Cybersecurity
Federal and state regulators, including the DFS, Fed, FINRA and the SEC, have increasingly focused on cybersecurity risks and responses for regulated entities. For example, the DFS cybersecurity regulation applies to any licensed person, including DFS-licensed branches of non-US banks, and requires each company to assess its specific risk profile periodically and design a program that addresses its risks in a robust fashion. Each covered entity must monitor its systems and networks and notify the superintendent of the DFS within 72 hours after it is determined that a material cybersecurity event has occurred. The Fed has also adopted a notification rule effective May 2022 that will require certain banking organizations (including the US operations of non-US banks) to notify the Fed within 36 hours of a determination that a significant computer-security incident has occurred. Similarly, FINRA has identified cybersecurity as a significant risk and will assess firms’ programs to mitigate those risks. In addition, the SEC has issued expanded interpretative guidance that highlights requirements under US federal securities laws that public operating companies must pay particular attention to with respect to cybersecurity risks and incidents.
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
The Basel III capital framework is implemented in the EU by the amendments to the CRD (through the amending directive CRD V) and the CRR II (jointly known as the CRD V package). The CRD V package comprises a single prudential rule book for banks and investment firms. CRR II contains, among other things, amendments to the previous CRR relating to, among other things, leverage ratio, market risk, counterparty credit risk and large exposures and implementing the FSB’s TLAC standard. CRD V includes among other things, corporate governance and remuneration requirements, including a cap on variable remuneration. The CRD V amendments also include a new requirement, applicable from December 30, 2023, for non-EU banking groups with two or more institutions and at least EUR 40 billion of assets in the EU to establish an EU intermediate financial holding company that would be subject to consolidated prudential supervision in the EU. While the majority of the CRR II measures will apply from June 28, 2021, certain requirements, such as the new TLAC requirements, applied immediately on entry into force on June 27, 2019. EU member states were required to adopt national legislative measures necessary to comply with CRD V by December 28, 2020.
Within the eurozone, banks are supervised within the Single Supervisory Mechanism (SSM). This empowers the ECB to act as a single direct supervisor for significant banks in the 19 eurozone countries and for certain non-eurozone countries which may choose to participate in the Single Supervisory Mechanism (so far, Bulgaria and Croatia have joined the SSM).
The revised Markets in Financial Instruments Directive (MiFID II) and the Markets in Financial Instruments Regulation (MiFIR) have introduced a number of significant changes to the regulatory framework established by the Markets in Financial Instruments Directive (MiFID I), and the European Commission has adopted a number of delegated and implementing measures, which supplement their requirements. In particular, MiFID II and MiFIR have introduced enhanced organizational and business conduct standards that apply to investment firms, including a number of Credit Suisse EU entities advising clients within the European Economic Area. These provisions include standards for managing conflicts of interest, best execution and enhanced investor protection. MiFID II has also enforced specific safeguards for algorithmic and high-frequency trading and introduced a ban on the receipt of investment research by portfolio managers and providers of independent investment advice unless paid for by clients. On February 26, 2021, the EU enacted a series of “quick-fix” amendments to MiFID II, which aim to alleviate the administrative burdens on investment firms in order to facilitate the EU’s economic recovery from the COVID-19 pandemic. The changes include amendments to client information and product governance requirements and the regime for research on small and mid-cap issuers and on fixed income instruments. The amendments entered into force on February 27, 2021 and apply from February 28, 2022. EU member states were required to transpose the amendments into national law by November 28, 2021. Furthermore, on December 6, 2021, the European Commission published two legislative proposals for a new regulation and a new directive amending MiFID II and MiFIR as part of its 2020 Capital Markets Union Action Plan. This legislative package would establish a new process for selecting consolidated tape providers for the EU market; moreover, the proposals would, among other things, make changes to the transparency regimes, update the share and derivative trading obligations and ban payments for order flow. The public consultation on the two proposals will end in March 2022.
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
On January 4, 2017, the European Commission Delegated Regulation supplementing the European Market Infrastructure Regulation (EMIR) with regard to regulatory technical standards for risk mitigation techniques for OTC derivatives not cleared by a CCP entered into force. The Delegated Regulation imposes a requirement on financial counterparties and non-financial counterparties above the clearing threshold to collect initial margin and variation margin in respect of non-centrally cleared OTC derivative transactions. The requirements relating to initial margin and variation margin have applied since February 4, 2017 in relation to the largest market participants. Other market participants have become or in the future will become subject to the requirements relating to initial margin through a series of phase-in dates, starting September 1, 2017. Requirements relating to variation margin have applied to all financial and non-financial counterparties above the clearing threshold since March 1, 2017. On June 17, 2019, a broad range of amendments to EMIR (through the “EMIR Refit” Regulation) entered into force, including in relation to counterparty classification, clearing, margin and reporting requirements. In particular, the amendments include an obligation for clearing members and clients which provide clearing services to provide services under fair, reasonable, non-discriminatory and transparent commercial terms, which has applied since June 18, 2021. Further amendments to EMIR (known as “EMIR 2.2”) entered into force in January 2020. EMIR 2.2 focuses on the authorization and supervision of CCPs. Amongst other things, EMIR 2.2 creates new supervisory mechanisms for ensuring more coherent and consistent supervision of EU CCPs as well as a more robust regime for recognizing non-EU CCPs, including through the newly established CCP Supervisory Committee and a tiering system for non-EU CCPs according to their systemic importance to the EU or member states. Further, on February 18, 2021, certain amendments to the EMIR regulatory technical standards entered into force. Among other things, amendments to the regulatory technical standards for risk mitigation techniques for OTC derivatives not cleared by a CCP extend the deadline for the implementation of initial margin requirements for firms in the final implementation phases, extend the temporary exemption for single-stock equity options or index options (equity options) to January 4, 2024 and allowed UK counterparties to be replaced with EU counterparties without triggering the bilateral margin and clearing obligation requirements under certain conditions until January 1, 2022.
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
The Single Resolution Mechanism Regulation, which came into force on August 19, 2014, established the Single Resolution Board as the resolution authority in charge of significant banks and banking groups, as well as other cross-border banking groups, in the eurozone. Since January 1, 2016, the Single Resolution Board has had full resolution powers, including bail-in.
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
In addition to the GDPR, other jurisdictions in which we operate have adopted or are proposing data privacy standards, for example the Federal Act on Data Protection in Switzerland, applicable US data privacy laws including the California Consumer Privacy Act of 2018 and the California Privacy Rights Act, the Thailand Personal Data Protection Act and the Data Protection Law DIFC No. 5 2020 in Dubai, some of which are similar to the GDPR or contain their own requirements more robust than the GDPR. Following the UK’s withdrawal from the EU, the UK also adopted into its national legislation the UK version of the GDPR, which largely mirrors the GDPR as in force in the EU. In 2021, China passed the Data Security Law and the Personal Information Protection Law, which create extraterritorial jurisdiction and enact strict requirements around the areas of information security, personal data processing, data localization and cross-border data transfers, and under which the Chinese government can request data for national security or criminal investigations and must give its approval prior to the transfer of data to a judicial or enforcement agency outside of China. As additional data privacy laws come into effect in the coming years, we continue to monitor changes and ensure compliance with our data privacy obligations.
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
Investment services regulation
Since July 1, 2019, following a decision by the European Commission not to extend the recognition of the equivalence of the Swiss legal and supervisory framework for trading venues with that of the EU, EU investment firms are, in principle, prohibited from trading in certain equity securities of companies domiciled in Switzerland on Swiss trading venues. Likewise, since July 1, 2019, under measures taken by the Swiss Federal Department of Finance, trading venues domiciled in the EU are effectively prohibited from offering or facilitating trading in certain equity securities of Swiss companies.
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
Resolution regime
The UK legislation related to the recovery and resolution of credit institutions such as Credit Suisse consists of the special resolution regime (SRR) and the PRA recovery and resolution framework, which implemented the BRRD in the UK. The UK Banking Act and the related secondary legislation govern the application of the SRR, which grants the UK authorities powers to handle systemically important firms, such as banks, in case of highly likely failure. The UK resolution authority is the Bank of England which is empowered, among other things, to direct firms and their parent undertakings to address or remove barriers to resolvability, to enforce resolution actions and to carry out resolvability assessments of credit institutions. Separately, the PRA has the power to require parent undertakings of firms subject to this regime to take actions such as the preparation and submission of group recovery plans or the facilitation of the use of resolution powers.
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
Our liquidity could be impaired if we were unable to access the capital markets, sell our assets or if our liquidity costs increase
Our ability to borrow on a secured or unsecured basis and the cost of doing so can be affected by increases in interest rates or credit spreads, the availability of credit, regulatory requirements relating to liquidity, including the possible amendments to the Swiss liquidity ordinance to increase the regulatory minimum liquidity requirements for systemically important banks, or the market perceptions of risk relating to us, certain of our counterparties or the banking sector as a whole, including our perceived or actual creditworthiness. An inability to obtain financing in the unsecured long-term or short-term debt capital markets, or to access the secured lending markets, could have a substantial adverse effect on our liquidity. In challenging credit markets our funding costs may increase or we may be unable to raise funds to support or expand our businesses, adversely affecting our results of operations. Following the financial crisis in 2008 and 2009, our costs of liquidity have been significant and we expect to incur ongoing costs as a result of regulatory requirements for increased liquidity.
> Refer to “Regulatory developments” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Liquidity and funding management for further information.
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
Our businesses rely significantly on our deposit base for funding
Our businesses benefit from short-term funding sources, including primarily demand deposits, inter-bank loans, time deposits and cash bonds. Although deposits have been, over time, a stable source of funding, this may not continue. In that case, our liquidity position could be adversely affected, and we might be unable to meet deposit withdrawals on demand or at their contractual maturity, to repay borrowings as they mature or to fund new loans, investments and businesses.
Changes in our ratings may adversely affect our business
Ratings are assigned by rating agencies. Rating agencies may lower, indicate their intention to lower or withdraw their ratings at any time. The major rating agencies remain focused on the financial services industry, particularly regarding potential declines in profitability, asset quality deterioration, asset price volatility, risk and governance controls, the impact from any potential easing or enhancement of regulatory requirements and challenges from increased costs related to compliance and litigation. In July 2021, Moody’s Investors Service lowered its long-term senior unsecured debt and deposit ratings of Credit Suisse AG by one notch. Any downgrades in our ratings could increase our borrowing costs, limit our access to capital markets, increase our cost of capital and adversely affect the ability of our businesses to sell or market their products, engage in business transactions, particularly financing and derivatives transactions, and retain our clients.
Archegos and SCFF-related risks
Significant negative consequences of the Archegos and supply chain finance funds matters
As previously reported, Credit Suisse incurred a net charge of CHF 4.8 billion in 2021 in respect of the Archegos matter. Credit Suisse also previously reported that it is reasonably possible that it will incur a loss in respect of the SCFF matter, though it is not yet possible to estimate the size of such a reasonably possible loss. However, the ultimate cost of resolving the SCFF matter may be material to our operating results. In addition, we have suffered and may continue to suffer reputational harm and reductions in certain areas of our business, such as a slowdown in net new asset generation in Asset Management in 2021, attributable, at least in part, to these matters.
A number of regulatory and other inquiries, investigations and actions have been initiated or are being considered in respect of each of these matters, including enforcement actions by FINMA. FINMA has also imposed certain risk-reducing measures and capital surcharges discussed elsewhere in this report. Third parties appointed by FINMA are conducting investigations into these matters. The Luxembourg CSSF is also reviewing the SCFF matter through a third party. Furthermore, we are subject to various litigation claims in respect of these matters and we may become subject to additional litigation, disputes or other actions.
> Refer to “Note 40 – Litigation” in VI – Consolidated financial statements – Credit Suisse Group for further information.
The Board launched investigations into both of these matters, which not only focused on the direct issues arising from each of them, but also reflected on the broader consequences and lessons learned. We also established Asset Management as a separate division of the Group, undertook various senior management changes in response to these matters and previously granted compensation awards were recovered from certain individuals through malus and clawback provisions. On July 29, 2021, we published the report based on the independent external investigation into Archegos, which found, among other things, a failure to effectively manage risk in the Investment Bank’s prime services business by both the first and second lines of defense as well as a lack of risk escalation. On February 10, 2022, we announced that the separate report related to the SCFF matter has been completed and that the findings have been made available to the Board and the report was shared with FINMA.
The combined effect of these two matters, including the material loss incurred in respect of Archegos, may have other material adverse consequences for us, including negative effects on our business and operating results from actions that we have taken and may be required or decide to take in the future in response to these matters. Among these actions are our decision to reduce our 2020 dividend proposal, suspend our share buyback program, deleverage certain businesses and clients and reduce leverage exposure and RWA in the Investment Bank. Furthermore, as part of our revised strategy and restructuring program announced in November 2021, we are in the process of exiting substantially all of our prime services business and redeploying allocated capital from our Investment Bank to our Wealth Management businesses. In addition, we have been required by FINMA to take certain capital and related actions, including a temporary add-on to RWA in the first quarter of 2021 in relation to our exposure in the Archegos matter and a Pillar 2 capital add-on relating to the SCFF matter. There could also be additional capital and related actions, including an add-on to RWA relating to operational risk. There can be no assurance that measures instituted to manage related risks will be effective in all instances. Such actions have caused and may continue to cause loss of revenues and assets under management, as well as a material adverse effect on our ability to attract and retain customers, clients, investors and employees and to conduct business transactions with our counterparties.
Several of the processes discussed above are still ongoing, including the process of seeking to recover amounts in respect of the SCFF matter. In addition, the Board conducted a review of the Group’s business strategy and risk appetite. As a result of the new strategy, the Group recorded a goodwill impairment of CHF 1.6 billion in the fourth quarter of 2021. There can be no assurance that any additional losses, damages, costs and expenses, as well as any further regulatory and other investigations and actions or any downgrade of our credit ratings, will not be material to us, including from any impact on our business, financial condition, results of operations, prospects, liquidity, capital position or reputation.
> Refer to “Archegos Capital Management” in II – Operating and financial review – Credit Suisse – Significant events in 2021, “Key risk developments – Archegos and supply chain finance fund matters” in III – Treasury, Risk, Balance sheet and Off-balance sheet - Risk management and “Regulatory developments” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management for further information.
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
The spread of COVID-19 and resulting government controls and containment measures implemented around the world have caused severe disruption to global supply chains, labor markets and economic activity, which have contributed to rising inflationary pressure and spikes in market volatility. The spread of COVID-19 is continuing to have an adverse impact on the global economy, the severity and duration of which is difficult to predict, and has adversely affected our business, operations and financial performance. Modeling for current expected credit losses (CECL) has been made more difficult by the effects of the COVID-19 pandemic on market volatility and macroeconomic factors, and has required ongoing monitoring and more frequent testing across the Group, particularly for credit models. There can be no assurance that, even after adjustments are made to model outputs, the Group will not recognize unexpected losses arising from the model uncertainty that has resulted from the COVID-19 pandemic. The COVID-19 pandemic has significantly impacted, and may continue to adversely affect, our credit loss estimates, mark-to-market losses, trading revenues, net interest income and potential goodwill assessments, and may also adversely affect our ability to successfully realize our strategic objectives and goals, including those related to the Group strategy that we announced on November 4, 2021. Should current economic conditions persist or deteriorate, the macroeconomic environment could have a continued adverse effect on these outlined and other aspects of our business, operations and financial performance, including decreased client activity or demand for our products, disruptions to our workforce or operating systems, possible constraints on capital and liquidity or a possible downgrade of our credit ratings. Additionally, legislative and regulatory changes in response to the COVID-19 pandemic, such as consumer and corporate relief measures, could further affect our business. As such measures are often rapidly introduced and varying in their nature, we are also exposed to heightened risks as we may be required to implement large-scale changes quickly. Furthermore, increases in inflation and expectations that annual inflation may remain high for a long period of time has forced major central banks to accelerate the withdrawal of emergency monetary policies and liquidity support measures put in place during the earlier stages of the COVID-19 pandemic. As some of these measures expire, are withdrawn or are no longer supported by governments, economic growth may be negatively impacted, which in turn may adversely affect our business, operations and financial performance.

The extent of the adverse impact of the pandemic on the global economy and markets will depend, in part, on the duration and severity of the measures taken to limit the spread of the virus and counter its impact, including further emergence of more easily transmissible and/or dangerous strains of COVID-19 and the availability, successful distribution and public acceptance of vaccines and treatments, and, in part, on the size and effectiveness of the compensating measures taken by governments, including additional stimulus legislation, and how quickly and to what extent normal economic and operating conditions can resume. To the extent the COVID-19 pandemic continues to adversely affect the global economy and/or our business, operations or financial performance, it may also have the effect of increasing the likelihood and/or magnitude of other risks described herein, or may give rise to other risks not presently known to us or not currently expected to be significant to our business, operations or financial performance. We continue to closely monitor the potential adverse effects and impact on our operations, businesses and financial performance, including liquidity and capital usage, though the extent of the impact is difficult to fully and accurately predict at this time due to the continuing evolution of this uncertain situation.
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
Our businesses and organization are subject to the risk of loss from adverse market conditions and unfavorable economic, monetary, political, legal, regulatory and other developments in the countries in which we operate
As a global financial services company, our businesses could be materially adversely affected by unfavorable global and local economic and market conditions, as well as geopolitical events and other developments in Europe, the US, Asia and elsewhere around the world (even in countries in which we do not currently conduct business). For example, the escalating conflict between Russia and Ukraine could lead to regional and/or global instability, as well as adversely affect commodity and other financial markets or economic conditions. The US, EU, UK, Switzerland and other countries have imposed, and may further impose, financial and economic sanctions and export controls targeting certain Russian entities and/or individuals, and we may face restrictions on engaging with certain consumer and/or institutional businesses due to any current or impending sanctions and laws (including any Russian countermeasures), which could adversely affect our business. Further, numerous countries have experienced severe economic disruptions particular to that country or region, including extreme currency fluctuations, high inflation, or low or negative growth, among other negative conditions, which could have an adverse effect on our operations and investments. Equity market volatility has decreased during 2021 compared to the previous year despite ongoing concerns surrounding the spread of COVID-19. The economic environment may experience further volatility, increased inflation or other negative economic impacts depending on the longevity and severity of the COVID-19 pandemic.
> Refer to “Regulation and supervision” and “Key risk developments” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management for further information.
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
Following the UK’s withdrawal from the EU, our legal entities that are organized or operate in the UK face limitations on providing services or otherwise conducting business in the EU, which require us to implement significant changes to our legal entity structure. In addition, as part of an overarching global legal entity simplification program, the Group has developed a comprehensive EU entity strategy and is also defining a strategy to optimize the legal entity structure across other regions, including expediting the closure of redundant entities. There are a number of uncertainties that may affect the feasibility, scope and timing of the intended results, including the outcome of the ongoing negotiations between the EU and the UK for a framework for regulatory cooperation on financial services and the operation of their unilateral and autonomous processes for recognizing each other’s regulatory framework as equivalent. Finally, future significant legal and regulatory changes, including possible regulatory divergence between the EU and the UK, affecting us and our operations may require us to make further changes to our legal structure. The implementation of these changes has required, and may further require, the investment of significant time and resources and has increased, and may potentially further increase, operational, regulatory, compliance, capital, funding and tax costs as well as our counterparties’ credit risk.

> Refer to “UK-EU relationship” in Regulation and supervision – Recent regulatory developments and proposals – EU and “Corporate Governance framework” in IV – Corporate Governance for further information.
The environment of political uncertainty in countries and regions in which we conduct business may also affect our business. The increased popularity of nationalist and protectionist sentiments, including implementation of trade barriers and restrictions on market access, may result in significant shifts in national policy and a decelerated path to further European integration. Similar uncertainties exist regarding the impact of supply chain disruptions, labor shortages, wage pressures, rising inflation, the escalating conflict between Russia and Ukraine and the continuing COVID-19 pandemic, any of which may be disruptive to global economic growth and may also negatively affect our business.
In the past, the low interest rate environment has adversely affected our net interest income and the value of our trading and non-trading fixed income portfolios, and resulted in a loss of customer deposits as well as an increase in the liabilities relating to our existing pension plans. Furthermore, while interest rates may remain low for a longer period of time, major central banks have begun increasing or signaling that they expect to increase interest rates in response to rising inflation concerns. Future changes in interest rates, including increasing interest rates or changes in the current negative short-term interest rates in our home market, could adversely affect our businesses and results. Interest rate cuts by national governments and central banks could also adversely impact our net interest income. In addition, movements in equity markets have affected the value of our trading and non-trading equity portfolios, while the historical strength of the Swiss franc has adversely affected our revenues and net income and exposed us to currency exchange rate risk. Further, diverging monetary policies among the major economies in which we operate, in particular among the Fed, ECB and SNB, may adversely affect our results.
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
Our response to adverse market or economic conditions may differ from that of our competitors and an investment performance that is below that of competitors or asset management benchmarks could also result in a decline in assets under management and related fees, making it harder to attract new clients. There could be a shift in client demand away from more complex products, which may result in significant client deleveraging, and our results of operations related to wealth management and asset management activities could be adversely affected. Adverse market or economic conditions, including as a result of the COVID-19 pandemic, could exacerbate such effects.
In addition, several of our businesses engage in transactions with, or trade in obligations of, governmental entities, including supranational, national, state, provincial, municipal and local authorities. These activities can expose us to enhanced sovereign, credit-related, operational and reputational risks, which may also increase as a result of adverse market or economic conditions. Risks related to these transactions include the risks that a governmental entity may default on or restructure its obligations or may claim that actions taken by government officials were beyond the legal authority of those officials, which have in the past and may in the future adversely affect our financial condition and results of operations.
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
In addition to the macroeconomic factors discussed above, other political, social and environmental developments beyond our control, including terrorist attacks, cyber attacks, military conflicts, diplomatic tensions, economic or political sanctions, disease pandemics, war, political or civil unrest and widespread demonstrations, climate change, natural disasters, or infrastructure issues, such as transportation or power failures, could have a material adverse effect on economic and market conditions, market volatility and financial activity, with a potential related effect on our businesses and results. In addition, as geopolitical tensions rise, compliance with legal or regulatory obligations in one jurisdiction may be seen as supporting the law or policy objectives of that jurisdiction over another jurisdiction, creating additional risks for our business.
> Refer to “Non-financial risk” in III – Treasury, Risk, Balance sheet and Off-balance sheet - Risk management - Risk coverage and management for further information.

Uncertainties regarding the discontinuation of benchmark rates may adversely affect our business, financial condition and results of operations and are requiring adjustments to our agreements with clients and other market participants, as well as to our systems and processes
In July 2017, the FCA, which regulates LIBOR, announced that it will no longer compel banks to submit rates for the calculation of the LIBOR benchmark after year-end 2021. Other IBORs may also be permanently discontinued or cease to be representative. In March 2021, the FCA confirmed that, consistent with its prior announcement, all CHF, EUR, GBP and JPY LIBOR settings and the one-week and two-month USD LIBOR settings will permanently cease to be provided by any administrator or will no longer be representative immediately after December 31, 2021. As of January 1, 2022, these LIBOR settings are no longer available on a representative basis. Although the one-, three- and six-month GBP and JPY LIBOR settings remain published on a synthetic, temporary and non-representative basis, primarily to facilitate the transition of any residual legacy contract that the parties were unable to address in time, these synthetic LIBORs are not available for reference in new trading activity. The remaining USD LIBOR settings will permanently cease to be provided by any administrator or will no longer be representative immediately after June 30, 2023, providing additional time to address the legacy contracts that reference such USD LIBOR settings. However, there is no certainty that the extended period of time to transition to ARRs is sufficient given how widely USD LIBOR is referenced. A number of initiatives have been developed to support the transition, such as the publication by ISDA of Supplement number 70 to the 2006 ISDA Definitions (IBOR Supplement) and the accompanying IBOR Protocol. Although these measures may help facilitate the derivatives markets’ transition away from IBORs, our clients and other market participants may not adhere to the IBOR Protocol or may not be otherwise willing to apply the provisions of the IBOR Supplement to relevant documentation. Furthermore, no similar multilateral mechanism exists to amend legacy loans or bonds, many of which must instead be amended individually, which may require the consent of multiple lenders or bondholders. As a consequence, there can be no assurance that market participants, including Credit Suisse, will be able to successfully modify all outstanding IBOR referencing contracts or otherwise be sufficiently prepared for the uncertainties resulting from cessation, potentially leading to disputes. Legislation has been proposed or enacted in a number of jurisdictions to address affected contracts without robust fallback provisions. For example, New York State has enacted legislation providing for the replacement of USD LIBOR-based benchmarks in certain agreements by operation of law. However, the scope of this legislation is limited and may be subject to challenge on various grounds. In addition, it is uncertain whether, when and how other jurisdictions will enact similar legislation. Furthermore, the terms and scope of existing and future legislative solutions may be inconsistent and potentially overlapping.
Credit Suisse has identified a significant number of its liabilities and assets, including credit instruments such as credit agreements, loans and bonds, linked to IBORs across its businesses that require transition to ARRs. The overwhelming majority of Credit Suisse’s legacy non-USD LIBOR portfolio has been remediated, either by active transition to ARRs, or by adding robust fallback provisions intended to govern the transition to ARRs upon the cessation of LIBORs. While Credit Suisse has a significant level of liabilities and assets linked to USD LIBOR, derivatives make up the majority of the legacy portfolio, and many of our derivative counterparts have already adhered to the IBOR Protocol. The discontinuation of IBORs or future changes in the administration of benchmarks could result in adverse consequences to the return on, value of and market for securities, credit instruments and other instruments whose returns or contractual mechanics are linked to any such benchmark, including those issued and traded by the Group. For example, ARR-linked products may not provide a term structure and may calculate interest payments differently than benchmark-linked products, which could lead to greater uncertainty with respect to corresponding payment obligations. The transition to ARRs also raises concerns of liquidity risk, which may arise due to slow acceptance, take-up and development of liquidity in products that use ARRs, leading to market dislocation or fragmentation. It is also possible that such products will perform differently to IBOR products during times of economic stress, adverse or volatile market conditions and across the credit and economic cycle, which may impact the value, return on and profitability of our ARR-based assets. The transition to ARRs also requires a change in contractual terms of existing products currently linked to IBORs.
Further, the replacement of IBORs with an ARR in existing securities and other contracts, or in internal discounting models, could negatively impact the value of and return on such existing securities, credit instruments and other contracts and result in mispricing and additional legal, financial, tax, operational, market, compliance, reputational, competitive or other risks to us, our clients and other market participants. For example, we may face a risk of litigation, disputes or other actions from clients, counterparties, customers, investors or others regarding the interpretation or enforcement of related contractual provisions or if we fail to appropriately communicate the effect that the transition to ARRs will have on existing and future products. Further, litigation, disputes or other action may occur as a result of the interpretation or application of legislation, in particular, if there is an overlap between legislation introduced in different jurisdictions. In addition, the transition to ARRs requires changes to our documentation, methodologies, processes, controls, systems and operations, which has resulted and may continue to result in increased effort and cost. There may also be related risks that arise in connection with the transition. For example, our hedging strategy may be negatively impacted or market risk may increase in the event of different ARRs applying to our assets compared to our liabilities. In particular, our swaps and similar instruments that reference an IBOR and that are used to manage long-term interest rate risk related to our credit instruments could adopt different ARRs than the related credit instruments, resulting in potential basis risk and potentially making hedging our credit instruments more costly or less effective.
> Refer to “Replacement of interbank offered rates” in II – Operating and financial review – Credit Suisse – Other information for further information.

We may incur significant losses in the real estate sector
We finance and acquire principal positions in a number of real estate and real estate-related products, primarily for clients, and originate loans secured by commercial and residential properties. As of December 31, 2021, our real estate loans as reported to the SNB totaled approximately CHF 147.9 billion. We also securitize and trade in commercial and residential real estate and real estate-related whole loans, mortgages and other real estate and commercial assets and products, including CMBS and RMBS. Our real estate-related businesses and risk exposures could be adversely affected by any downturn in real estate markets, other sectors and the economy as a whole. In particular, we have exposure to commercial real estate, which has been impacted by the COVID-19 pandemic and resulting tight government controls and containment measures. Should these conditions persist or deteriorate, they could create additional risk for our commercial real estate-related businesses. In addition, the risk of potential price corrections in the real estate market in certain areas of Switzerland could have a material adverse effect on our real estate-related businesses.
Holding large and concentrated positions can expose us to large losses
Concentrations of risk can expose us to large losses given that we have provided or may in the future provide sizeable loans to, conduct sizeable transactions with and own securities holdings in certain customers, clients, counterparties, industries, countries or any pool of exposures with a common risk characteristic. Decreasing economic growth in any sector in which we make significant commitments, for example, through underwriting, lending or advisory services, could also negatively affect our net revenues. In addition, a significant deterioration in the credit quality of one of our borrowers or counterparties could lead to concerns about the creditworthiness of other borrowers or counterparties in similar, related or dependent industries. This type of interrelationship could exacerbate our credit, liquidity and market risk exposure and potentially cause us to incur losses.
We have significant risk concentration in the financial services industry as a result of the large volume of transactions we routinely conduct with broker-dealers, banks, funds and other financial institutions, and in the ordinary conduct of our business, we can be subject to risk concentration with a particular counterparty. In addition, we, and other financial institutions, may pose systemic risk in a financial or credit crisis, and may be vulnerable to market sentiment and confidence, particularly during periods of severe economic stress. We, like other financial institutions, continue to adapt our practices and operations in consultation with our regulators to better address an evolving understanding of our exposure to, and management of, systemic risk and risk concentration to financial institutions. Regulators continue to focus on these risks, and there are numerous new regulations and government proposals, and significant ongoing regulatory uncertainty, about how best to address them. There can be no assurance that the changes in our industry, operations, practices and regulation will be effective in managing these risks.
> Refer to “Regulation and supervision” for further information.
Risk concentration can cause us to suffer losses even when economic and market conditions are generally favorable for others in our industry.
Our hedging strategies may not prevent losses
If any of the variety of instruments and strategies we use to hedge our exposure to various types of risk in our businesses is not effective, we can incur losses. We may be unable to purchase hedges or be only partially hedged, or our hedging strategies may not be fully effective in mitigating our risk exposure in all market environments or against all types of risk.
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
We can suffer significant losses from our credit exposures
Our businesses are subject to the fundamental risk that borrowers and other counterparties will be unable to perform their obligations. Our credit exposures exist across a wide range of transactions that we engage in with a large number of clients and counterparties, including lending relationships, commitments and letters of credit, as well as derivative, currency exchange and other transactions. Our exposure to credit risk can be exacerbated by adverse economic or market trends, as well as increased volatility in relevant markets or instruments. For example, adverse economic effects arising from the COVID-19 pandemic, such as disruptions to economic activity and global supply chains, labor shortages, wage pressures and rising inflation, will likely continue to negatively impact the creditworthiness of certain counterparties and result in increased credit losses for our businesses. In addition, disruptions in the liquidity or transparency of the financial markets may result in our inability to sell, syndicate or realize the value of our positions, thereby leading to increased concentrations. Any inability to reduce these positions may not only increase the market and credit risks associated with such positions, but also increase the level of risk-weighted assets on our balance sheet, thereby increasing our capital requirements, all of which could adversely affect our businesses.
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
Management’s determination of the provision for credit losses is subject to significant judgment, and we may not accurately assess or mitigate all areas of exposure. Our banking businesses may need to increase their provisions for credit losses or may record losses in excess of the previously determined provisions if our original estimates of loss prove inadequate, which could have a material adverse effect on our results of operations. Our accounting standards generally require management to estimate lifetime current expected credit losses on Credit Suisse’s credit exposure held at amortized cost. Our adoption of the CECL accounting standard in 2020 has resulted and could in the future result in greater volatility in earnings and capital levels due to economic developments or occurrence of an extreme and statistically rare event that cannot be adequately reflected in the CECL model. For example, the effects surrounding the continuation of the COVID-19 pandemic could have an adverse effect on the Group’s credit loss estimates and goodwill assessments in the future, which could have a significant impact on our results of operations and regulatory capital. In addition, we are applying model overlays, as the CECL model outputs are overly sensitive to the effect of economic inputs that lie significantly outside of their historical range. We can suffer unexpected losses if the models and assumptions that are used to estimate our allowance for credit losses are not sufficient to address our credit losses.
> Refer to “Note 1 – Summary of significant accounting policies”, “Note 9 – Provision for credit losses”, “Note 19 – Loans” and “Note 20 – Financial instruments measured at amortized cost and credit losses” in VI – Consolidated financial statements – Credit Suisse Group for further information.
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
Strategy risk
We may not achieve all of the expected benefits of our strategic initiatives
On November 4, 2021, we announced certain changes to the structure and organization of the Group and a new strategy and restructuring program. This program is intended to support our efforts to achieve our strategic objectives, which are based on a number of key assumptions regarding the future economic environment, the economic growth of certain geographic regions, the regulatory landscape, our ability to meet certain financial goals, anticipated interest rates and central bank action, among other things. If any of these assumptions (including but not limited to our ability to meet certain financial goals) prove inaccurate in whole or in part, our ability to achieve some or all of the expected benefits of our strategy could be limited, including our ability to generate structural cost savings, fund growth investments, retain key employees, distribute capital to shareholders or achieve our other goals, such as those in relation to return on tangible equity. In addition, the Group depends on dividends, distributions and other payments from its subsidiaries to fund external dividend payments and share buybacks. Factors beyond our control, including but not limited to market and economic conditions, changes in laws, rules or regulations, execution risk related to the implementation of our strategy and other challenges and risk factors discussed in this report, could limit our ability to achieve some or all of the expected benefits of this strategy. Capital payments from subsidiaries might be restricted as a result of regulatory, tax or other constraints. If we are unable to implement our strategy successfully in whole or in part or should the components of the strategy that are implemented fail to produce the expected benefits, our financial results and our share price may be materially and adversely affected.
> Refer to “Strategy” for further information on our strategic direction.
Additionally, part of our strategy has involved a change in focus within certain areas of our business, including the exit of certain businesses as well as the expansion of products, such as sustainable investment and financing offerings, which may have unanticipated negative effects in other areas of the business and may result in an adverse effect on our business as a whole. For example, we anticipate that revenues for the Investment Bank will be adversely affected by the planned exit of substantially all of our prime services business and the related reduction of more than USD 3 billion in capital from the Investment Bank. In addition, the effect of the impairment of the capital effective component of the participation book values of the Bank parent company, discussed elsewhere in this report, may also have an adverse effect on our results of operations in certain areas of our business.
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
In addition, acquisitions and other similar transactions we undertake subject us to certain risks. Even though we review the records of companies we plan to acquire, it is generally not feasible for us to review all such records in detail. Even an in-depth review of records may not reveal existing or potential problems or permit us to become familiar enough with a business to fully assess its capabilities and deficiencies. As a result, we may assume unanticipated liabilities (including legal and compliance issues), or an acquired business may not perform as well as expected. We also face the risk that we will not be able to integrate acquisitions into our existing operations effectively as a result of, among other things, differing procedures, business practices and technology systems, as well as difficulties in adapting an acquired company into our organizational structure. We face the risk that the returns on acquisitions will not support the expenditures or indebtedness incurred to acquire such businesses or the capital expenditures needed to develop such businesses. We also face the risk that unsuccessful acquisitions result in us being required to write down or write off any goodwill associated with such transactions. We continue to have a significant amount of goodwill recorded on our balance sheet that could result in additional goodwill impairment charges.
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
We may face significant losses in emerging markets
An element of our strategy is to increase our wealth management businesses in emerging market countries. Our implementation of this strategy will increase our existing exposure to economic instability in those countries. We monitor these risks, seek diversity in the sectors in which we invest and emphasize client-driven business. Our efforts at limiting emerging market risk, however, may not always succeed. In addition, various emerging market countries have experienced and may continue to experience severe economic, financial and political disruptions or slower economic growth than in previous years, including significant devaluations of their currencies, defaults or threatened defaults on sovereign debt and capital and currency exchange controls. In addition, sanctions have been imposed on certain individuals and companies in these markets that prohibit or restrict dealings with them and certain related entities and further sanctions are possible. The possible effects of any such disruptions may include an adverse impact on our businesses and increased volatility in financial markets generally.
Currency fluctuations may adversely affect our results of operations
We are exposed to risk from fluctuations in exchange rates for currencies, particularly the US dollar. In particular, a substantial portion of our assets and liabilities are denominated in currencies other than the Swiss franc, which is the primary currency of our financial reporting. Our capital is also stated in Swiss francs, and we do not fully hedge our capital position against changes in currency exchange rates. The Swiss franc remained strong in 2021.
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
Operational, risk management and estimation risks
We are exposed to a wide variety of operational risks, including cybersecurity and other information technology risks
Operational risk is the risk of financial loss arising from inadequate or failed internal processes, people or systems or from external events. In general, although we have business continuity plans, our businesses face a wide variety of operational risks, including technology risk that stems from dependencies on information technology, third-party suppliers and the telecommunications infrastructure as well as from the interconnectivity of multiple financial institutions with central agents, exchanges and clearing houses. As a global financial services company, we rely heavily on our financial, accounting and other data processing systems, which are varied and complex, and we may face additional technology risks due to the global nature of our operations. Our business depends on our ability to process a large volume of diverse and complex transactions within a short space of time, including derivatives transactions, which have increased in volume and complexity. We may rely on automation, robotic processing, machine learning and artificial intelligence for certain operations, and this reliance may increase in the future with corresponding advancements in technology, which could expose us to additional cybersecurity risks. We are exposed to operational risk arising from errors made in the execution, confirmation or settlement of transactions or from transactions not being properly recorded or accounted for. Cybersecurity and other information technology risks for financial institutions have significantly increased in recent years and we may face an increased risk of cyber attacks or heightened risks associated with a lesser degree of data and intellectual property protection in certain foreign jurisdictions in which we operate. Regulatory requirements in these areas have increased and are expected to increase further, which may vary and potentially conflict across different jurisdictions.
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
> Refer to “Recent regulatory developments and proposals– Switzerland – Data Protection Act”, “Regulatory Framework – Switzerland – Cybersecurity”, “Regulatory Framework – US – Cybersecurity” and “Regulatory Framework – EU – Data protection regulation” in Regulation and supervision for further information.
Threats to our cybersecurity and data protection systems require us to dedicate significant financial and human resources to protect the confidentiality, integrity and availability of our systems and information. Despite our wide range of security measures, it is not always possible to anticipate the evolving threat landscape and mitigate all risks to our systems and information. These threats may derive from human error, misconduct (including errors in judgment, fraud or malice and/or engaging in violations of applicable laws, rules, policies or procedures), or may result from accidental technological failure. There may also be attempts to fraudulently induce employees, clients, third parties or other users of our systems to disclose sensitive information in order to gain access to our data or that of our clients. We could also be affected by risks to the systems and information of our clients, vendors, service providers, counterparties and other third parties. For example, remote working may require our employees to use third party technology, which may not provide the same level of information security as our own information systems. Risks relating to cyber attacks on our vendors and other third parties have also been increasing due to more frequent and severe supply chain attacks impacting software and information technology service providers in recent years. Security breaches may involve substantial remediation costs, affect our ability to carry out our businesses or impair the trust of our clients or potential clients, any of which could have a material adverse effect on our business and financial results. In addition, we may introduce new products or services or change processes, resulting in new operational risks that we may not fully appreciate or identify.
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
We and other financial institutions have suffered cyber attacks, information or security breaches, personal data breaches and other forms of attacks, incidents and failures. Cybersecurity risks have also significantly increased in recent years in part due to the growing number and increasingly sophisticated activities of malicious cyber actors, including organized crime groups, state-sponsored actors, terrorist organizations, extremist parties and hackers. In addition, we have been and will continue to be subject to cyber attacks, information or security breaches, personal data breaches and other forms of attacks, incidents and failures involving disgruntled employees, activists and other third parties, including those engaging in corporate espionage. We expect to continue to be the target of such attacks in the future, and we may experience other forms of cybersecurity or data protection incidents or failures in the future. In the event of a cyber attack, information or security breach, personal data breach or technology failure, we have experienced and may in the future experience operational issues, the infiltration of payment systems or the unauthorized release, gathering, monitoring, misuse, loss or destruction of confidential, proprietary and other information relating to Credit Suisse, our clients, employees, vendors, service providers, counterparties or other third parties. Emerging technologies, including the increasing use of automation, artificial intelligence (AI) and robotics, as well as the broad utilization of third-party financial data aggregators, could further increase our cybersecurity risk and exposure.
Given our global footprint and the high volume of transactions we process, the large number of clients, partners and counterparties with which we do business, our growing use of digital, mobile, cloud- and internet-based services, and the increasing frequency, sophistication and evolving nature of cyber attacks, a cyber attack, information or security breach, personal data breach or technology failure may occur without detection for an extended period of time. In addition, we expect that any investigation of a cyber attack, information or security breach, personal data breach or technology failure will be inherently unpredictable and it may take time before any investigation is complete. These factors may inhibit our ability to provide timely, accurate and complete information about the event to our clients, employees, regulators, other stakeholders and the public. During such time, we may not know the extent of the harm or how best to remediate it and certain errors or actions may be repeated or compounded before they are discovered and rectified, all or any of which would further increase the costs and consequences of a cyber attack, information or security breach, personal data breach or technology failure.
If any of our systems do not operate properly or are compromised as a result of cyber attacks, information or security breaches, personal data breaches, technology failures, unauthorized access, loss or destruction of data, unavailability of service, computer viruses or other events that could have an adverse security impact, we could, among other things, be subject to litigation or suffer financial loss not covered by insurance, a disruption of our businesses, liability to our clients, employees, counterparties or other third parties, damage to relationships with our vendors or service providers, regulatory intervention or reputational damage. Any such event could also require us to expend significant additional resources to modify our protective measures or to investigate and remediate vulnerabilities or other exposures. We may also be required to expend resources to comply with new and increasingly expansive regulatory requirements related to cybersecurity.
We may suffer losses due to employee misconduct
Our businesses are exposed to risk from potential non-compliance with policies or regulations, employee misconduct or negligence and fraud, which could result in civil, regulatory or criminal investigations, litigations and charges, regulatory sanctions and serious reputational or financial harm. In recent years, a number of multinational financial institutions have suffered material losses due to, for example, the actions of traders executing unauthorized trades or other employee misconduct. It is not always possible to deter or fully prevent employee misconduct and the precautions we take to prevent and detect this activity have not always been, and may not always be, fully effective.
Our risk management procedures and policies may not be fully effective in mitigating our risk exposures in all market environments or against all types of risk, which can result in unexpected, material losses in the future
We seek to monitor and control our risk exposure through a broad and diversified set of risk management policies and procedures as well as hedging strategies, including the use of models in analyzing and monitoring the various risks we assume in conducting our activities. These risk management strategies, techniques, models, procedures and policies, however, may not be fully effective in mitigating our risk exposure in all economic market environments or against all types of risk, including risks that we fail to identify, anticipate or mitigate, in whole or in part, which may result in unexpected, material losses.
Some of our quantitative tools and metrics for managing risk, including value-at-risk and economic risk capital, are based upon our use of observed historical market behavior. Our risk management tools and metrics may fail to predict important risk exposures. In addition, our quantitative modeling does not take all risks into account and makes numerous assumptions and judgments regarding the overall environment, and therefore cannot anticipate every market development or event or the specifics and timing of such outcomes. As a result, risk exposures could arise from factors we did not anticipate or correctly evaluate in our statistical models. This could limit our ability to manage our risks, and in these and other cases, it can also be difficult to reduce our risk positions due to the activity of other market participants or widespread market dislocations. As a result, our losses may be significantly greater than what the historical measures may indicate.
In addition, inadequacies or lapses in our risk management procedures and policies can expose us to unexpected losses, and our financial condition or results of operations could be materially and adversely affected. For example, in respect of the Archegos matter, the independent report found, among other things, a failure to effectively manage risk in the Investment Bank’s prime services business by both the first and second lines of defense as well as a lack of risk escalation. Such inadequacies or lapses can require significant resources and time to remediate, lead to non-compliance with laws, rules and regulations, attract heightened regulatory scrutiny, expose us to regulatory investigations or legal proceedings and subject us to litigation or regulatory fines, penalties or other sanctions, or capital surcharges or add-ons. In addition, such inadequacies or lapses can expose us to reputational damage. If existing or potential customers, clients or counterparties believe our risk management is inadequate, they could take their business elsewhere or seek to limit their transactions with us, which could have a material adverse effect on our results of operation and financial condition.
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
We are exposed to climate change risks, which could adversely affect our reputation, business operations, clients and customers, as well as the creditworthiness of our counterparties
We operate in many regions, countries and communities around the world where our businesses, and the activities of our clients, could be impacted by climate change, which poses both short- and long-term risks to us and our clients. Climate change could expose us to financial risk either through its physical (e.g., climate or weather-related events) or transitional (e.g., changes in climate policy or in the regulation of financial institutions with respect to climate change risks) effects. Transition risks could be further accelerated by the increasingly frequent occurrence of changes in the physical climate, such as hurricanes, floods, wildfires and extreme temperatures.
Physical and transition climate risks could have a financial impact on us either directly, through our physical assets, costs and operations, or indirectly, through our financial relationships with our clients. These risks are varied and include, but are not limited to, the risk of declines in asset values, including in connection with our real estate investments, credit risk associated with loans and other credit exposures to our clients, business risk, including loss of revenues associated with reducing exposure to traditional business with clients that do not have a credible transition plan, decreased assets under management if such clients decide to move assets away, increased defaults and reallocation of capital as a result of changes in global policies, and regulatory risk, including ongoing legislative and regulatory uncertainties and changes regarding climate risk management and best practices. Additionally, the risk of reduced availability of insurance, operational risk related to Credit Suisse-owned buildings and infrastructure, the risk of significant interruptions to business operations, as well as the need to make changes in response to those consequences are further examples of climate-related risks.
At our 2020 Investor Day, we announced our ambition to achieve net zero emissions from our financing activities no later than 2050, with intermediate emissions goals to be defined for 2030, as part of our approach to align our financing with the objectives of the Paris Agreement. In order to reach these ambitions and goals, or any other related aspirations we may set from time to time, we will need to incorporate climate considerations into our business strategy, products and services and our financial and non-financial risk management processes, and may incur significant cost and effort in doing so. Further, national and international standards, industry and scientific practices, regulatory requirements and market expectations regarding Environmental, Social and Governance (ESG) initiatives are under continuous development, may rapidly change and are subject to different interpretations. There can be no assurance that these standards, practices, regulatory requirements and market expectations will not be interpreted differently than our interpretation when setting our related goals and ambitions, or change in a manner that substantially increases the cost or effort for us to achieve such goals and ambitions, or that our goals and ambitions may prove to be considerably more difficult or even impossible to achieve. This may be exacerbated if we choose or are required to accelerate our goals and ambitions based on national or international regulatory developments or stakeholder expectations. In addition, data relating to ESG, including climate change, may be limited in availability and variable in quality and consistency, which may limit our ability to perform robust climate-related risk analyses and realize our ambitions and goals.

Given the growing volume of nascent climate and sustainability-related laws, rules and regulations, increasing demand from various stakeholders for environmentally sustainable products and services and regulatory scrutiny, we and other financial institutions may be subject to increasing litigation, enforcement and contract liability risks in connection with climate change, environmental degradation and other ESG-related issues. In addition, our reputation and client relationships may be damaged by our or our clients’ involvement in certain business activities associated with climate change or as a result of negative public sentiment, regulatory scrutiny or reduced investor and stakeholder confidence due to our response to climate change and our climate change strategy. If we fail to appropriately measure and manage the various risks we face as a result of climate change, fail to achieve the goals and ambitions we have set (or can only do so at a significant expense to our business), or fail to adapt our strategy and business model to the changing regulatory requirements and market expectations, our reputation, business, results of operations and financial condition could be materially adversely affected.
> Refer to “Key risk developments – Climate change” and “Climate-related risks” in III – Treasury, Risk, Balance sheet and Off-balance sheet - Risk management for further information on our risk management procedures relating to climate change.
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
Our business is highly regulated, and existing, new or changed laws, rules and regulations may adversely affect our business and ability to execute our strategic plans
In many areas of our business, we are subject to extensive laws, rules and regulations by governments, governmental agencies, supervisory authorities and self-regulatory organizations in Switzerland, the EU, the UK, the US and other jurisdictions in which we operate. We have in the past faced, and expect to continue to face, increasingly extensive and complex laws, rules, regulations and regulatory scrutiny and possible enforcement actions. In recent years, costs related to our compliance with these requirements and the penalties and fines sought and imposed on the financial services industry by regulatory authorities have increased significantly. We expect such increased regulation and enforcement to continue to increase our costs, including, but not limited to, costs related to compliance, systems and operations, and to negatively affect our ability to conduct certain types of business. These increased costs and negative impacts on our business could adversely affect our profitability and competitive position. These laws, rules and regulations often serve to limit our activities, including through the application of increased or enhanced capital, leverage and liquidity requirements, the implementation of additional capital surcharges for risks related to operational, litigation, regulatory and similar matters, customer protection and market conduct regulations, anti-money laundering, anti-corruption and anti-bribery laws, rules and regulations, and direct or indirect restrictions on the businesses in which we may operate or invest. Such limitations can have a negative effect on our business and our ability to implement strategic initiatives. To the extent we are required to divest certain businesses, we could incur losses, as we may be forced to sell such businesses at a discount, which in certain instances could be substantial, as a result of both the constrained timing of such sales and the possibility that other financial institutions are liquidating similar investments at the same time.
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
Moreover, as a number of these requirements are currently being finalized and implemented, their regulatory impact may further increase in the future and their ultimate impact cannot be predicted at this time. For example, the Basel III reforms are still being finalized and implemented and/or phased in, as applicable. The additional requirements related to minimum regulatory capital, leverage ratios and liquidity measures imposed by Basel III, as implemented in Switzerland, together with more stringent requirements imposed by the Swiss legislation and their application by FINMA, and the related implementing ordinances and actions by our regulators, have contributed to our decision to reduce risk-weighted assets and the size of our balance sheet, and could potentially affect our business, impact our access to capital markets and increase our funding costs. In addition, various reforms in the US, including the “Volcker Rule” and derivatives regulation, have imposed, and will continue to impose, new regulatory duties on certain of our operations. These requirements have contributed to our decision to exit certain businesses (including a number of our private equity businesses) and may lead us to exit other businesses. Recent CFTC, SEC and Fed rules and proposals have materially increased, or could in the future materially increase, the operating costs, including margin requirements, compliance, information technology and related costs, associated with our derivatives businesses with US persons, while at the same time making it more difficult for us to operate a derivatives business outside the US. Further, in 2014, the Fed adopted a final rule under the Dodd-Frank Act that introduced a new framework for regulation of the US operations of foreign banking organizations such as ours. Implementation is expected to continue to result in us incurring additional costs and to affect the way we conduct our business in the US, including through our US IHC. Further, current and possible future cross-border tax regulation with extraterritorial effect, such as FATCA, the OECD global minimum tax rate levels and rules (Pillar Two) and other bilateral or multilateral tax treaties and agreements on the automatic exchange of information in tax matters, impose detailed reporting obligations and increased compliance and systems-related costs on our businesses, and, as concerns the Pillar Two system of global minimum tax, may affect our tax rate. In addition, the US tax reform enacted on December 22, 2017 introduced substantial changes to the US tax system, including the lowering of the corporate tax rate and the introduction of the US base erosion and anti-abuse tax. Additionally, implementation of regulations such as the Capital Requirements Directive V (CRD V) in the EU, FinSA in Switzerland, and other reforms may negatively affect our business activities. Whether or not the FinSA, together with supporting or implementing ordinances and regulations, will be deemed equivalent to MiFID II, currently remains uncertain. Swiss banks, including us, may accordingly be limited from participating in certain businesses regulated by MiFID II. Finally, we expect that TLAC requirements, currently in force in Switzerland, the US and in the UK, as well as in the EU and which are being finalized in many other jurisdictions, as well as new requirements and rules with respect to the internal total loss-absorbing capacity (iTLAC) of G-SIBs and their operating entities, may increase our cost of funding and restrict our ability to deploy capital and liquidity on a global basis as needed once the TLAC and iTLAC requirements are implemented across all relevant jurisdictions.
We are subject to economic sanctions laws and regulatory requirements of various countries. These laws and regulatory requirements generally prohibit or restrict transactions involving certain countries/territories and parties. Our costs of monitoring and complying with frequent, complex, and potentially conflicting changes to applicable economic sanctions laws and regulatory requirements have increased and there is an increased risk that we may not identify and stop prohibited activities before they occur or that we may otherwise fail to comply with economic sanctions laws and regulatory requirements. Any conduct targeted by or in violation of a sanctions program could subject us to significant civil and potentially criminal penalties or other adverse consequences.
> Refer to “Sanctions” in Regulation and supervision – Recent regulatory developments and proposals – US for further information.
We expect the financial services industry and its members, including us, to continue to be affected by the significant uncertainty over the scope and content of regulatory reform in 2022 and beyond, in particular, uncertainty in relation to the future US regulatory agenda, which includes a variety of proposals to change existing regulations or the approach to regulation of the financial industry as well as potential new tax policy, and potential changes in regulation following the UK’s withdrawal from the EU and the results of European national elections. In addition, we face regulatory and legislative uncertainty in the US and other jurisdictions with respect to climate change, including with respect to any new or changing disclosure requirements. Changes in laws, rules or regulations, or in their interpretation or enforcement, or the implementation of new laws, rules or regulations, may adversely affect our results of operations.
Despite our best efforts to comply with applicable laws, rules and regulations, a number of risks remain, particularly in areas where applicable laws, rules or regulations may be unclear or inconsistent across jurisdictions or where governments, regulators or international bodies, organizations or unions revise their previous guidance or courts overturn previous rulings. Additionally, authorities in many jurisdictions have the power to bring administrative or judicial proceedings against us, which could result in, among other things, suspension or revocation of our licenses, cease and desist orders, fines, civil penalties, criminal penalties, deferred prosecution agreements or other disciplinary action. Such matters have in the past and could in the future materially adversely affect our results of operations and seriously harm our reputation.
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
Damage to our reputation can significantly harm our businesses, including our competitive position and business prospects
We suffered reputational harm as a result of the Archegos and SCFF matters and may suffer further reputational harm in the future as a result of these matters or other events. Our ability to attract and retain customers, clients, investors and employees, and conduct business transactions with our counterparties, can be adversely affected to the extent our reputation is damaged. Harm to our reputation can arise from various sources, including if our comprehensive procedures and controls fail, or appear to fail, to prevent employee misconduct, negligence and fraud, to address conflicts of interest and breach of fiduciary obligations, to produce materially accurate and complete financial and other information, to identify credit, liquidity, operational and market risks inherent in our business or to prevent adverse legal or regulatory actions or investigations. Additionally, our reputation can be harmed by compliance failures, information or security breaches, personal data breaches, cyber incidents, technology failures, challenges to the suitability or reasonableness of our particular trading or investment recommendations or strategies and the activities of our customers, clients, counterparties and third parties. Actions by the financial services industry generally or by certain members or individuals in the industry also can adversely affect our reputation. In addition, our reputation may be negatively impacted by our ESG practices and disclosures, including those related to climate change and how we address ESG concerns in our business activities, or by our clients’ involvement in certain business activities associated with climate change. Adverse publicity or negative information in the media, posted on social media by employees, or otherwise, whether or not factually correct, can also adversely impact our business prospects or financial results, which risk can be magnified by the speed and pervasiveness with which information is disseminated through those channels.
A reputation for financial strength and integrity is critical to our performance in the highly competitive environment arising from globalization and convergence in the financial services industry, and our failure to address, or the appearance of our failing to address, these and other issues gives rise to reputational risk that can harm our business, results of operations and financial condition. Failure to appropriately address any of these issues could also give rise to additional regulatory restrictions and legal risks, which may further lead to reputational harm.
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
We are currently subject to resolution planning requirements in Switzerland, the US, the EU and the UK and may face similar requirements in other jurisdictions. If a resolution plan is determined by the relevant authority to be inadequate, relevant regulations may allow the authority to place limitations on the scope or size of our business in that jurisdiction, require us to hold higher amounts of capital or liquidity, require us to divest assets or subsidiaries or to change our legal structure or business to remove the relevant impediments to resolution.
> Refer to “Switzerland – Resolution regime”, “US – Resolution regime”, “EU – Resolution regime” and “UK – Resolution regime” in Regulation and supervision – Regulatory Framework for a description of the current resolution regime under Swiss, US, EU and UK banking laws as they apply to Credit Suisse.
Any conversion of our convertible capital instruments would dilute the ownership interests of existing shareholders
Under Swiss regulatory capital rules, we are required to issue a significant amount of contingent capital instruments, certain of which would convert into common equity upon the occurrence of specified triggering events, including our common equity tier 1 ratio falling below prescribed thresholds (7% in the case of high-trigger instruments), or a determination by FINMA that conversion is necessary, or that we require extraordinary public sector support, to prevent us from becoming insolvent. As of December 31, 2021, we had 2,569.7 million shares outstanding and we had issued in the aggregate an equivalent of CHF 1.4 billion in principal amount of such contingent convertible capital instruments, and we may issue more such contingent convertible capital instruments in the future. The conversion of some or all of our contingent convertible capital instruments due to the occurrence of any of such triggering events would result in the dilution of the ownership interests of our then existing shareholders, which dilution could be substantial. Additionally, any conversion, or the anticipation of the possibility of a conversion, could negatively impact the market price of our ordinary shares.
> Refer to “Contingent capital instruments” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management – Capital instruments for further information on the triggering events related to our contingent convertible capital instruments.
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

Legal restrictions on our clients may reduce the demand for our services
We may be materially affected not only by regulations applicable to us as a financial services company, but also by regulations and changes in enforcement practices applicable to our clients. Our business could be affected by, among other things, existing and proposed tax legislation, antitrust and competition policies, corporate governance initiatives and other governmental regulations and policies, and changes in the interpretation or enforcement of existing laws and rules that affect business and the financial markets. For example, focus on tax compliance and changes in enforcement practices could lead to further asset outflows from our wealth management businesses.
Competition
We face intense competition
We face intense competition in all sectors of the financial services markets and for the products and services we offer. Consolidation through mergers, acquisitions, alliances and cooperation, including as a result of financial distress, has increased competitive pressures. Competition is based on many factors, including the products and services offered, pricing, distribution systems, customer service, brand recognition, perceived financial strength and the willingness to use capital to serve client needs. Consolidation has created a number of firms that, like us, have the ability to offer a wide range of products and services, from loans and deposit taking to brokerage, investment banking and asset management services. Some of these firms may be able to offer a broader range of products than we do, or offer such products at more competitive prices. Current market conditions have resulted in significant changes in the competitive landscape in our industry as many institutions have merged, altered the scope of their business, declared bankruptcy, received government assistance or changed their regulatory status, which will affect how they conduct their business. In addition, current market conditions have had a fundamental impact on client demand for products and services. Some new competitors in the financial technology sector have sought to target existing segments of our businesses that could be susceptible to disruption by innovative or less regulated business models. Emerging technology, including robo-advising services, digital asset services and other financial products and services, may also result in further competition in the markets in which we operate, for example, by allowing e-commerce firms or other companies to provide products and services similar to ours at a lower price or in a more competitive manner in terms of customer convenience. We may face a competitive disadvantage if these services or our other competitors are subject to different and, in certain cases, less restrictive legal and/or regulatory requirements. We can give no assurance that our results of operations will not be adversely affected.
We must recruit and retain highly skilled employees
Our performance is largely dependent on the talents and efforts of highly skilled individuals. Competition for qualified employees is intense and the hiring market in the financial services and other industries has been and is expected to continue to be extremely competitive. In addition, the impact of COVID-19 on evolving workforce norms, practices and expectations, as well as persistent labor shortages, could adversely affect our ability to recruit and retain employees. We have devoted considerable resources to recruiting, training and compensating employees. Our continued ability to compete effectively in our businesses depends on our ability to attract new employees and to retain and motivate our existing employees. The continued public focus on compensation practices in the financial services industry, and related regulatory changes, may have an adverse impact on our ability to attract and retain highly skilled employees. In particular, limits on the amount and form of executive compensation imposed by regulatory initiatives, including the Swiss Compensation Ordinance, or any successor legislation thereof in Switzerland and the Capital Requirements Directive IV (as amended by CRD V) in the EU and the UK, could potentially have an adverse impact on our ability to retain certain of our most highly skilled employees and hire new qualified employees in certain businesses. Additionally, following the Archegos and SCFF matters, we announced a reduction in our Group variable compensation pool for 2021 compared to the prior year. Decreases in compensation, as well as matters impacting our financial results or reputation, can negatively impact our ability to retain employees and recruit new talent.
We face competition from new technologies
Our businesses face competitive challenges from new technologies, including new trading technologies and trends towards direct access to automated and electronic markets with low or no fees and commissions, and the move to more automated trading platforms. Such technologies and trends may adversely affect our commission and trading revenues, exclude our businesses from certain transaction flows, reduce our participation in the trading markets and the associated access to market information and lead to the establishment of new and stronger competitors. We have made, and may continue to be required to make, significant additional expenditures to develop and support new trading systems or otherwise invest in technology to maintain our competitive position.
The evolution of internet-based financial solutions has also facilitated growth in new technologies, such as cryptocurrency and blockchain, which may disrupt the financial services industry and require us to commit further resources to adapt our products and services. Wider adoption of such emerging technologies may also increase our costs for complying with evolving laws, rules and regulations, and if we are not timely or successful in adapting to evolving consumer or market preferences, our business and results of operations may be adversely affected. Additionally, as we develop new products and services that involve emerging technologies, we may face new risks if they are not designed and governed adequately.

II – Operating and financial review
Operating environment
Credit Suisse
Swiss Universal Bank
International Wealth Management
Asia Pacific
Asset Management
Investment Bank
Corporate Center
Assets under management
Critical accounting estimates

Operating environment
Global economic activity rebounded sharply in 2021. Global equity markets ended the year substantially higher. Major government bond yields increased but remained at low levels, and the US dollar was generally stronger against major currencies in 2021.
COVID-19 pandemic
The COVID-19 pandemic continued to affect the economic environment throughout 2021. Infection rates ebbed and flowed across the world during the course of 2021, including in countries where Credit Suisse has a significant presence. Vaccination programs during the year continued to significantly reduce the correlation between COVID-19 infection and serious illness, although booster shots were increasingly required to sustain a high level of protection. In addition, in the fourth quarter of 2021 an additional challenge arose with the emergence of the Omicron variant, which is more transmissible than previous variants. However, in early 2022 there were signs that the Omicron infection wave was peaking and that governments would relatively soon be able to ease social and economic activity restrictions.
Economic environment
Global economic output rebounded sharply in 2021. Service sector activity remained constrained in the first quarter as ongoing waves of COVID-19 caused social distancing in major economies. At the same time, fiscal stimulus, particularly in the US, boosted household income and caused demand for goods to surge. As the year progressed, increasing vaccination levels meant social distancing declined, causing an increase in demand for services. Inflation increased significantly in most major economies, driven by strong demand for goods, supply shortages and recovering labor markets.
Global monetary policies started to tighten from an accommodative stance in the second half of 2021. The US Federal Reserve (Fed) kept its target range for the federal funds rate at 0-0.25% but started to reduce asset purchases at the end of year and indicated interest rate increases would be forthcoming in 2022. The Bank of England ended asset purchases and began raising interest rates. A number of emerging market central banks started to increase interest rates in the second half of the year. However, the European Central Bank, the Bank of Japan and the Swiss National Bank all maintained their accommodative policies with interest rates at or below zero.
Global equities moved substantially higher in 2021, helped by the economic recovery and improving investors’ risk appetite. Global equities appreciated more than 20%, driven by measures introduced by governments and central banks globally to address the economic impact of the COVID-19 pandemic, including fiscal stimulus and accommodative monetary policies such as substantial asset purchase programs. US and Swiss equities outperformed global equities, while Japanese and emerging market equities underperformed. Among industry sectors, energy was the top performer with a 44% increase, followed by real estate and information technology. The utilities sector was the worst performer, followed by communications services and consumer staples.

Equity market volatility, as measured by the Chicago Board Options Exchange Market Volatility Index (VIX), experienced multiple short-term spikes, which were most pronounced in late January and early December of 2021 but ended the year slightly lower than 2020. The Credit Suisse Hedge Fund Index increased 8% in 2021. World bank stocks outperformed against global equity markets in 2021. European bank stocks outperformed world bank stocks in 2021, particularly due to a strong performance in the fourth quarter. At the end of 2021, world bank stocks traded 35% higher compared to 2020 (refer to the charts under “Equity markets”).
In fixed income, most bonds delivered negative returns with high volatility towards the end of 2021, reflecting market expectations as central banks started tightening monetary policies. In US dollar rates, the spread between the 2-year and 10-year on the yield curve flattened gradually, while the yield curves became steeper for the euro and the Swiss franc (refer to the charts under “Yield curves”). In credit, global high-yield corporate bonds outperformed both global investment-grade corporate bonds and emerging market sovereign bonds, both of which delivered negative total returns due to their longer duration. Credit spreads remained at tight levels (refer to the chart under “Credit spreads”).
The Fed’s shift from its accommodative monetary policy supported the US dollar, which gained against most major currencies in 2021. The euro lost 7% and the Swiss franc 3% against the US dollar. The Japanese yen depreciated substantially by more than 10% against the US dollar. Most emerging market currencies also lost against the US dollar. The Chinese renminbi outperformed the US dollar and was the best performing major emerging market currency, while the Turkish lira and the Argentine peso were the worst performers against the US dollar.
The Credit Suisse Commodity Benchmark rose significantly through 2021, ending the year 43% higher. Energy was the key outperforming sector as OPEC+ supply restraints and recovering demand pushed oil inventories well below average. Similarly, low gas inventories globally and concerns over insufficient winter reserves lifted prices. Industrial metals as well as agricultural markets rose as well, but sector performance trailed the benchmark. Decreasing inventories across both segments, supply chain problems and strong demand created significant upward price pressures. In contrast, precious metals recorded a negative year, with both gold and silver prices declining.

Credit Suisse
In 2021, we recorded a net loss attributable to shareholders of CHF 1,650 million. Return on equity and return on tangible equity were (3.8)% and (4.2)%, respectively. As of the end of 2021, our CET1 ratio was 14.4%.
Results
	in / end of			% change
	2021	2020	2019	21 / 20	20 / 19
Statements of operations (CHF million)
Net interest income	5,811	5,948	7,017	(2)	(15)
Commissions and fees	13,165	11,853	11,158	11	6
Trading revenues [1]	2,431	3,295	1,739	(26)	89
Other revenues	1,289	1,293	2,570	0	(50)
Net revenues	22,696	22,389	22,484	1	0
Provision for credit losses	4,205	1,096	324	284	238
Compensation and benefits	8,963	9,890	10,036	(9)	(1)
General and administrative expenses	7,159	6,523	6,128	10	6
Commission expenses	1,243	1,256	1,276	(1)	(2)
Goodwill impairment	1,623	0	0	–	–
Restructuring expenses	103	157	–	(34)	–
Total other operating expenses	10,128	7,936	7,404	28	7
Total operating expenses	19,091	17,826	17,440	7	2
Income/(loss) before taxes	(600)	3,467	4,720	–	(27)
Income tax expense	1,026	801	1,295	28	(38)
Net income/(loss)	(1,626)	2,666	3,425	–	(22)
Net income/(loss) attributable to noncontrolling interests	24	(3)	6	–	–
Net income/(loss) attributable to shareholders	(1,650)	2,669	3,419	–	(22)
Statement of operations metrics (%)
Return on regulatory capital	(1.2)	6.9	8.4	–	–
Cost/income ratio	84.1	79.6	77.6	–	–
Effective tax rate	(171.0)	23.1	27.4	–	–
Earnings per share (CHF)
Basic earnings/(loss) per share	(0.67)	1.09	1.35	–	(19)
Diluted earnings/(loss) per share	(0.67)	1.06	1.32	–	(20)
Return on equity (%)
Return on equity	(3.8)	5.9	7.7	–	–
Return on tangible equity [2]	(4.2)	6.6	8.7	–	–
Book value per share (CHF)
Book value per share	17.10	17.74	17.91	(4)	(1)
Tangible book value per share [2]	15.86	15.80	15.88		(1)
Balance sheet statistics (CHF million)
Total assets [3]	755,833	818,965	801,829	(8)	2
Risk-weighted assets	267,787	275,084	290,463	(3)	(5)
Leverage exposure [3]	889,137	812,996	924,528	9	(12)
Number of employees (full-time equivalents)
Number of employees	50,110	48,770	47,860	3	2
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

3
Prior periods have been revised. Refer to “Note 1 – Summary of significant accounting policies – Revisions of prior period financial statements” in VI – Consolidated financial statements – Credit Suisse Group for further information.

Credit Suisse reporting structure
Effective April 1, 2021, the Asset Management business was separated from the International Wealth Management division and was managed as a new separate division of the Group. Reflecting these updates, our financial reporting for 2021 is presented as five reporting segments plus the Corporate Center. Prior periods have been restated to conform to the current presentation. These restatements had no impact on the net income/(loss) or the total shareholders’ equity of the Group.
Organizational structure
Effective January 1, 2022, the Group is organized into four divisions – Wealth Management, Investment Bank, Swiss Bank and Asset Management – and four geographic regions – Switzerland, Europe, Middle East and Africa (EMEA), Asia Pacific and Americas, reflecting the strategic announcement made on November 4, 2021. Our first quarter 2022 financial reporting will be presented as four divisional reporting segments plus the Corporate Center.
> Refer to “Strategy” in I– Information on the company for further information.
Results summary
2021 results
In 2021, Credit Suisse reported a net loss attributable to shareholders of CHF 1,650 million compared to net income attributable to shareholders of CHF 2,669 million in 2020. In 2021, Credit Suisse reported a loss before taxes of CHF 600 million, compared to income before taxes of CHF 3,467 million in 2020. Our 2021 results included a goodwill impairment charge of CHF 1,623 million, of which CHF 1,520 million was recognized in the Investment Bank. Adjusted income before taxes excluding significant items and Archegos Capital Management (Archegos) in 2021 was CHF 6,599 million compared to CHF 4,375 million in 2020. The 2021 results included provision for credit losses of CHF 4,205 million, mainly driven by a net charge of CHF 4,307 million in respect of the failureby Archegos to meet its margin commitments, which was reflected in the Investment Bank.
> Refer to “Archegos Capital Management” in Significant events in 2021 for further discussion.
The 2021 results included a net gain of CHF 602 million relating to our equity investment in Allfunds Group (as described below), which was recognized in the divisional results of Swiss Universal Bank, International Wealth Management and Asia Pacific and a loss of CHF 70 million relating to our equity investment in the SIX Swiss Exchange (SIX) Group AG, which was recognized in the divisional results of Swiss Universal Bank and International Wealth Management. Results also included an impairment of CHF 113 million relating to York Capital Management (York), which was recognized in Asset Management.
As of the end of 2021, our Bank for International Settlements (BIS) common equity tier 1 (CET1) ratio was 14.4% and our risk-weighted assets (RWA) were CHF 267.8 billion.
> Refer to “Capital management” in III – Treasury, Risk, Balance sheet and Off-balance sheet for further information.
The COVID-19 pandemic continued to affect the economic environment throughout 2021. Equity and credit markets generally performed well during the year on the increased prospect of a strong economic recovery due to significant fiscal supports, accommodative monetary policies, accelerating vaccination programs and the easing of economic and social activity lockdowns. Negative impacts related to the pandemic on a broad and diverse population of supply chains began to affect numerous business sectors in the global economy and toward the end of the year gave rise to inflationary pressures. We continue to closely monitor the COVID-19 pandemic and its effects on our operations and businesses.
> Refer to “COVID-19 pandemic” in III – Treasury, Risk, Balance Sheet and Off-balance sheet – Risk management for further information.
At least in part due to recent events, we have experienced a slowdown in net new asset generation, particularly in Asset Management in the second half of 2021, which is likely to negatively affect our performance in 2022. Additionally, we anticipate that revenues in the Investment Bank will be adversely affected by the planned exit of substantially all of the prime services business and the expected reduction of more than USD 3 billion in allocated capital in the Investment Bank compared to the end of 2020. The effect of the impairment of the capital effective component of the participation book values of the Bank parent company, discussed elsewhere in this report, as well as steps we have taken beginning in 2021, or plan to take, with respect to risk-reducing measures and capital surcharges, including in response to the

Archegos and the supply chain finance funds (SCFF) matters, can also be expected to have an adverse effect on our results of operations in certain areas of our business. Our results are expected to also reflect volatility in the share price of our 8.6% holding in Allfunds Group.
> Refer to “Archegos Capital Management” and “Supply chain finance funds” in Significant events in 2021, “Strategy” in I – Information on the company, “Capital management” in III – Treasury, Risk, Balance sheet and Off-balance sheet.
2020 results
In 2020, Credit Suisse reported net income attributable to shareholders of CHF 2,669 million compared to CHF 3,419 million in 2019. Income before taxes was CHF 3,467 million compared to CHF 4,720 million in 2019. The 2020 results reflected stable net revenues and a 2% increase in total operating expenses. Provision for credit losses was CHF 1,096 million compared to CHF 324 million in 2019, driven by negative developments in our corporate lending portfolio and the application of the current expected credit loss (CECL) methodology. Total operating expenses in 2020 included net litigation provisions of CHF 1,227 million, mainly in connection with mortgage-related matters, and restructuring expenses of CHF 157 million. Total operating expenses in 2019 included net litigation provisions of CHF 623 million, mainly in connection with mortgage-related matters. Results in 2020 were impacted by the weakening of the average rate of the US dollar against the Swiss franc, which adversely impacted revenues, but favorably impacted expenses.
The 2020 results included a gain of CHF 268 million relating to the completed transfer of the Credit Suisse InvestLab AG (InvestLab) fund platform to Allfunds Group (as described below), which was recognized in the divisional results of Swiss Universal Bank, International Wealth Management and Asia Pacific. In 2020, we revalued our equity investment in the SIX Group AG, resulting in a gain before taxes of CHF 158 million, which was recognized in the divisional results of Swiss Universal Bank and International Wealth Management, we revalued our equity investment in Pfandbriefbank, resulting in a gain of CHF 134 million, which was recognized in the divisional results of Swiss Universal Bank, and we revalued our equity investment in Allfunds Group, resulting in a gain before taxes of CHF 127 million, which was recognized in the divisional results of Swiss Universal Bank, International Wealth Management and Asia Pacific. Results also included an impairment of CHF 414 million relating to York, which was recognized in Asset Management.
The COVID-19 pandemic and the consequences for markets and the global economy affected the Group’s financial performance in 2020, including significant impacts on our provision for credit losses and trading revenues as well as on net interest income as a result of foreign exchange movements and a sharp reduction in US dollar interest rates.
> Refer to “Risk factors” in I – Information on the company, “COVID-19 pandemic and related regulatory measures” in II – Operating and financial review – Credit Suisse and “Key risk developments” in III – Treasury, Risk, Balance Sheet and Off-balance sheet – Risk management in the Credit Suisse Annual Report 2020.
2021 results details
Net revenues
Compared to 2020, net revenues of CHF 22,696 million were stable, as higher net revenues in Asset Management and Swiss Universal Bank were offset by lower net revenues in International Wealth Management and the Investment Bank. The increase in net revenues in Asset Management was driven by higher investment and partnership income, increased performance and placement revenue, and growth in management fees, reflecting higher average assets under management. The increase in net revenues in Swiss Universal Bank was mainly due to higher recurring commissions and fees as well as higher other revenues, partially offset by lower transaction-based revenues. The decrease in net revenues in International Wealth Management was driven by lower transaction- and performance-based revenues and lower net interest income, partially offset by higher other revenues and higher recurring commissions and fees. The decrease in net revenues in the Investment Bank, compared to a strong prior year, reflected lower sales and trading revenues, as a result of the loss related to Archegos, partially offset by higher capital markets and advisory activity.
Provision for credit losses
In 2021, we recorded provision for credit losses of CHF 4,205 million, primarily reflecting provisions of CHF 4,193 million in the Investment Bank in respect of the Archegos matter. Provision for credit losses reflected CHF 4,440 million of specific provisions, partially offset by a release of CHF 235 million of non-specific provisions for expected credit losses.
Total operating expenses
We reported total operating expenses of CHF 19,091 million in 2021, a 7% increase compared to 2020, mainly relating to a goodwill impairment charge of CHF 1,623 million and increased general and administrative expenses, partially offset by lower compensation and benefits. General and administrative expenses increased 10%, primarily driven by higher professional services fees, higher litigation provisions and higher IT, machinery and equipment expenses. Litigation provisions in 2021 were mainly in connection with legacy litigation matters, including mortgage-related matters and settlements with regard to the Stadtwerke München GmbH (SWM) and the Mozambique matters, as well as provisions in connection with the SCFF matter. Compensation and benefits decreased 9%, mainly due to lower discretionary compensation expenses and lower deferred compensation awards, including a downward adjustment to performance share awards as a result of the full year divisional loss in the Investment Bank and malus and clawbacks of previously granted compensation awards in connection with the Archegos and the SCFF matters. Total operating expenses in 2021 included restructuring expenses of CHF 103 million.
> Refer to Note 40 – Litigation in VI – Consolidated financial statements – Credit Suisse Group for further information.

Results overview
in / end of	Swiss Universal Bank	International Wealth Management	Asia Pacific	Asset Management	Investment Bank	Corporate Center	[1]	Credit Suisse
2021 (CHF million)
Net revenues	5,801	3,462	3,242	1,456	8,888	(153)		22,696
Provision for credit losses	6	(14)	27	0	4,193	(7)		4,205
Compensation and benefits	1,807	1,548	1,288	612	3,443	265		8,963
Total other operating expenses	1,259	952	933	544	4,955	1,485		10,128
of which general and administrative expenses	1,040	785	667	427	2,826	1,414		7,159
of which goodwill impairment	0	0	103	0	1,520	0		1,623
of which restructuring expenses	14	12	4	3	71	(1)		103
Total operating expenses	3,066	2,500	2,221	1,156	8,398	1,750		19,091
Income/(loss) before taxes	2,729	976	994	300	(3,703)	(1,896)		(600)
Return on regulatory capital	17.1	16.2	21.3	33.9	(22.8)	–		(1.2)
Cost/income ratio	52.9	72.2	68.5	79.4	94.5	–		84.1
Total assets	263,797	88,715	67,395	3,393	211,802	120,731		755,833
Goodwill	585	285	940	1,107	0	0		2,917
Risk-weighted assets	79,880	30,942	24,698	8,230	70,181	53,856		267,787
Leverage exposure	301,289	104,310	74,530	2,527	281,326	125,155		889,137
2020 (CHF million)
Net revenues	5,615	3,747	3,155	1,090	9,098	(316)		22,389
Provision for credit losses	270	110	236	0	471	9		1,096
Compensation and benefits	1,975	1,658	1,319	652	3,934	352		9,890
Total other operating expenses	1,266	888	772	477	3,038	1,495		7,936
of which general and administrative expenses	1,013	707	614	373	2,409	1,407		6,523
of which restructuring expenses	44	37	4	18	47	7		157
Total operating expenses	3,241	2,546	2,091	1,129	6,972	1,847		17,826
Income/(loss) before taxes	2,104	1,091	828	(39)	1,655	(2,172)		3,467
Return on regulatory capital	13.4	18.4	17.1	(4.0)	9.6	–		6.9
Cost/income ratio	57.7	67.9	66.3	103.6	76.6	–		79.6
Total assets [1]	261,465	91,503	67,356	3,703	271,976	122,962		818,965
Goodwill	575	284	1,021	1,068	1,478	0		4,426
Risk-weighted assets	81,288	34,017	26,589	8,983	77,872	46,335		275,084
Leverage exposure [1]	295,507	101,025	74,307	2,989	320,828	18,340		812,996
2019 (CHF million)
Net revenues	5,905	4,181	3,029	1,635	8,161	(427)		22,484
Provision for credit losses	109	48	55	1	104	7		324
Compensation and benefits	1,945	1,688	1,285	689	3,940	489		10,036
Total other operating expenses	1,278	859	767	466	3,091	943		7,404
of which general and administrative expenses	1,060	710	620	393	2,470	875		6,128
Total operating expenses	3,223	2,547	2,052	1,155	7,031	1,432		17,440
Income/(loss) before taxes	2,573	1,586	922	479	1,026	(1,866)		4,720
Return on regulatory capital	15.9	26.2	16.6	44.6	5.6	–		8.4
Cost/income ratio	54.6	60.9	67.7	70.6	86.2	–		77.6
Total assets [1]	249,829	86,555	73,719	4,722	268,997	118,007		801,829
Goodwill	607	295	995	1,199	1,567	0		4,663
Risk-weighted assets	80,489	33,742	31,857	9,787	82,218	52,370		290,463
Leverage exposure [1]	284,798	95,356	81,090	3,729	334,759	124,796		924,528
1
Prior periods have been revised. Refer to “Note 1 – Summary of significant accounting policies – Revisions of prior period financial statements” in VI – Consolidated financial statements – Credit Suisse Group for further information.

Goodwill
The strategic announcement made on November 4, 2021 required an impairment assessment of the carrying value of our goodwill position in the fourth quarter of 2021. Upon performance of that assessment, we recorded a goodwill impairment charge of CHF 1,623 million in 2021, which was recognized across two business divisions in relation to our investment banking businesses, CHF 1,520 million in the Investment Bank and CHF 103 million in Asia Pacific, and was mainly related to the acquisition of Donaldson, Lufkin & Jenrette (DLJ) in 2000. The goodwill impairment charge did not impact CET1 capital and leverage ratios.
> Refer to “Goodwill impairment” in Critical accounting estimates and “Note 21 – Goodwill” in VI – Consolidated financial statements – Credit Suisse Group for further information.
Income tax expense
In 2021, we recorded an income tax expense of CHF 1,026 million compared to CHF 801 million in 2020. The negative effective tax rate for the full year mainly reflected the impact of the loss related to Archegos, for which only the loss attributable to non-UK operations could be recognized as a partial tax benefit, whereas, for the remainder of the loss, a valuation allowance was required.
Additionally, the tax rate reflected the impact of the non-deductible goodwill impairment, the impact of the geographical mix of results, litigation provisions, including provisions relating to the Mozambique matter, for which only limited tax benefits could be obtained, withholding taxes and non-deductible funding costs. Overall, net deferred tax assets decreased CHF 184 million to CHF 2,953 million during 2021, primarily driven by earnings, partially offset by the impact of the partial tax benefit of the loss related to Archegos, for which the Group recognized a deferred tax asset.
> Refer to “Note 29 – Tax” in VI – Consolidated financial statements – Credit Suisse Group for further information.
Subsequent event
Litigation settlement
In March 2022, Credit Suisse International reached a settlement related to a legacy litigation brought by SWM, and the parties will shortly apply to the court to have all proceedings against Credit Suisse discontinued. As a result, the Group increased its 2021 litigation provision by CHF 78 million in the Corporate Center and decreased its estimate of the aggregate range of reasonably possible losses not covered by existing provisions from zero to CHF 1.6 billion to zero to CHF 1.5 billion.
Russia’s invasion of Ukraine
In late February 2022, the Russian government launched a military attack on Ukraine. In response to Russia’s military attack, the US, EU, UK, Switzerland and other countries across the world imposed severe sanctions against Russia’s financial system and on Russian government officials and Russian business leaders. The sanctions included limitations on the ability of Russian banks to access the SWIFT financial messaging service and restrictions on transactions with the Russian central bank. The Russian government has also imposed certain countermeasures, which include restrictions relating to foreign currency accounts and security transactions. These measures followed earlier sanctions that had already been imposed by the US, EU and UK in 2021 in response to alleged Russian activities related to Syria, cybersecurity, electoral interference and other matters. The Group is assessing the impact of the sanctions already imposed, and potential future escalations, on its exposures and client relationships. As of December 31, 2021, the Group had a net credit exposure to Russia of approximately CHF 0.8 billion primarily comprised of corporate and institutional loans, trade finance activities and derivatives exposures. In addition, its Russian subsidiaries had a net asset value of approximately CHF 0.2 billion as of December 31, 2021. As of March 7, 2022, we had minimal total credit exposures towards specifically sanctioned individuals managed by our Wealth Management division. The Group is currently monitoring settlement risk on certain open transactions with Russian counterparties, and market closures, the imposition of exchange controls, sanctions or other actions may limit our ability to settle existing transactions or realize on collateral, which could result in unexpected increases in exposures. The Group notes that these recent developments may affect its financial performance, including credit loss estimates and potential asset impairments, albeit given the early stage of these developments, it is not yet possible to estimate the size of any reasonably possible losses.
2020 results details
Net revenues
Compared to 2019, net revenues of CHF 22,389 million were stable, primarily reflecting higher net revenues in the Investment Bank, offset by lower net revenues in Asset Management and International Wealth Management. The increase in net revenues in the Investment Bank was driven by broad-based growth across all businesses. The decrease in net revenues in Asset Management was mainly driven by the impairment loss from York reflected in investment and partnership income. The decrease in net revenues in International Wealth Management was driven by significantly lower other revenues, lower net interest income and lower recurring commissions and fees, partially offset by higher transaction-based revenues.
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

Reconciliation of adjustment items
Results excluding certain items included in our reported results are non-GAAP financial measures. Management believes that such results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation to the most directly comparable US GAAP measures.
Reconciliation of adjustment items
in	Swiss Universal Bank	International Wealth Management	Asia Pacific	Asset Management	Investment Bank	Corporate Center	Credit Suisse
2021 (CHF million)
Net revenues	5,801	3,462	3,242	1,456	8,888	(153)	22,696
Real estate (gains)/losses	(213)	(19)	0	0	0	0	(232)
(Gains)/losses on business sales	6	18	0	0	0	5	29
Major litigation recovery	(49)	0	0	0	0	0	(49)
Valuation adjustment related to major litigation	0	0	0	0	0	69	69
Adjusted net revenues	5,545	3,461	3,242	1,456	8,888	(79)	22,513
Significant items
Gain on equity investment in Allfunds Group	(186)	(249)	(187)	0	0	0	(622)
Loss on equity investment in SIX Group AG	43	27	0	0	0	0	70
Impairment on York Capital Management	0	0	0	113	0	0	113
Adjusted net revenues excluding significant items	5,402	3,239	3,055	1,569	8,888	(79)	22,074
Archegos	0	0	0	0	470	0	470
Adjusted net revenues excluding significant items and Archegos	5,402	3,239	3,055	1,569	9,358	(79)	22,544
Provision for credit losses	6	(14)	27	0	4,193	(7)	4,205
Archegos	0	0	0	0	(4,307)	0	(4,307)
Provision for credit losses excluding Archegos	6	(14)	27	0	(114)	(7)	(102)
Total operating expenses	3,066	2,500	2,221	1,156	8,398	1,750	19,091
Goodwill impairment	0	0	(103)	0	(1,520)	0	(1,623)
Restructuring expenses	(14)	(12)	(4)	(3)	(71)	1	(103)
Major litigation provisions	(1)	9	0	0	(149)	(1,080)	(1,221)
Expenses related to real estate disposals	(4)	(7)	0	(1)	(44)	0	(56)
Adjusted total operating expenses	3,047	2,490	2,114	1,152	6,614	671	16,088
Significant items
Expenses related to equity investment in Allfunds Group	(6)	(7)	(7)	0	0	0	(20)
Adjusted total operating expenses excluding significant items	3,041	2,483	2,107	1,152	6,614	671	16,068
Archegos	0	0	0	0	(26)	5	(21)
Adjusted total operating expenses excluding significant items and Archegos	3,041	2,483	2,107	1,152	6,588	676	16,047
Income/(loss) before taxes	2,729	976	994	300	(3,703)	(1,896)	(600)
Adjusted income/(loss) before taxes	2,492	985	1,101	304	(1,919)	(743)	2,220
Adjusted income/(loss) before taxes excluding significant items	2,355	770	921	417	(1,919)	(743)	1,801
Adjusted income/(loss) before taxes excluding significant items and Archegos	2,355	770	921	417	2,884	(748)	6,599
Adjusted return on regulatory capital (%)	15.6	16.3	23.6	34.5	(11.5)	–	4.3
Adjusted return on regulatory capital excluding significant items (%)	14.8	12.8	19.7	47.3	(11.5)	–	3.5
Adjusted return on regulatory capital excluding significant items and Archegos (%)	14.8	12.8	19.7	47.3	18.3	–	12.9

Reconciliation of adjustment items (continued)
in	Swiss Universal Bank	International Wealth Management	Asia Pacific	Asset Management	Investment Bank	Corporate Center	Credit Suisse
2020 (CHF million)
Net revenues	5,615	3,747	3,155	1,090	9,098	(316)	22,389
Real estate (gains)/losses	(15)	0	0	0	0	0	(15)
Adjusted net revenues	5,600	3,747	3,155	1,090	9,098	(316)	22,374
Significant items
Gain related to InvestLab transfer	(25)	(15)	(25)	(203)	0	0	(268)
Gain on equity investment in Allfunds Group	(38)	(51)	(38)	0	0	0	(127)
Gain on equity investment in SIX Group AG	(97)	(61)	0	0	0	0	(158)
Gain on equity investment in Pfandbriefbank	(134)	0	0	0	0	0	(134)
Impairment on York Capital Management	0	0	0	414	0	0	414
Adjusted net revenues excluding significant items	5,306	3,620	3,092	1,301	9,098	(316)	22,101
Provision for credit losses	270	110	236	0	471	9	1,096
Total operating expenses	3,241	2,546	2,091	1,129	6,972	1,847	17,826
Restructuring expenses	(44)	(37)	(4)	(18)	(47)	(7)	(157)
Major litigation provisions	(45)	11	0	0	(24)	(930)	(988)
Expenses related to real estate disposals	(3)	(5)	0	(2)	(41)	0	(51)
Adjusted total operating expenses	3,149	2,515	2,087	1,109	6,860	910	16,630
Income/(loss) before taxes	2,104	1,091	828	(39)	1,655	(2,172)	3,467
Adjusted income/(loss) before taxes	2,181	1,122	832	(19)	1,767	(1,235)	4,648
Adjusted income/(loss) before taxes excluding significant items	1,887	995	769	192	1,767	(1,235)	4,375
Adjusted return on regulatory capital (%)	13.9	18.9	17.2	(2.0)	10.2	–	9.2
Adjusted return on regulatory capital excluding significant items (%)	12.0	16.8	15.9	19.4	10.2	–	8.7
2019 (CHF million)
Net revenues	5,905	4,181	3,029	1,635	8,161	(427)	22,484
Real estate (gains)/losses	(223)	(45)	0	0	(7)	24	(251)
(Gains)/losses on business sales	0	0	0	0	0	2	2
Adjusted net revenues	5,682	4,136	3,029	1,635	8,154	(401)	22,235
Significant items
Gain related to InvestLab transfer	(98)	(131)	(98)	0	0	0	(327)
Gain on equity investment in SIX Group AG	(306)	(192)	0	0	0	0	(498)
Adjusted net revenues excluding significant items	5,278	3,813	2,931	1,635	8,154	(401)	21,410
Provision for credit losses	109	48	55	1	104	7	324
Total operating expenses	3,223	2,547	2,052	1,155	7,031	1,432	17,440
Major litigation provisions	(3)	30	0	0	0	(416)	(389)
Expenses related to real estate disposals	(12)	(17)	0	(4)	(76)	1	(108)
Adjusted total operating expenses	3,208	2,560	2,052	1,151	6,955	1,017	16,943
Income/(loss) before taxes	2,573	1,586	922	479	1,026	(1,866)	4,720
Adjusted income/(loss) before taxes	2,365	1,528	922	483	1,095	(1,425)	4,968
Adjusted income/(loss) before taxes excluding significant items	1,961	1,205	824	483	1,095	(1,425)	4,143
Adjusted return on regulatory capital (%)	14.6	25.2	16.6	44.9	6.0	–	8.9
Adjusted return on regulatory capital excluding significant items (%)	12.1	19.9	14.8	44.9	6.0	–	7.4
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

Net revenues by region
	in			% change
	2021	2020	2019	21 / 20	20 / 19
Net revenues (CHF million)
Switzerland	6,609	6,502	6,774	2	(4)
EMEA	4,670	4,803	5,149	(3)	(7)
Americas	7,294	7,116	7,276	3	(2)
Asia Pacific	4,276	4,284	3,712	0	15
Corporate Center	(153)	(316)	(427)	(52)	(26)
Net revenues	22,696	22,389	22,484	1	0
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
> Refer to “Note 29 – Tax” in VI – Consolidated financial statements – Credit Suisse Group for further information.
Employees and other headcount
As of December 31, 2021, we had 50,110 employees worldwide, of which 16,370 were in Switzerland and 33,740 were abroad.
Employees and other headcount
end of	2021	2020
Employees
Swiss Universal Bank	13,370	13,220
International Wealth Management	8,110	7,880
Asia Pacific	7,530	6,890
Asset Management	2,270	1,970
Investment Bank	17,750	17,560
Corporate Center	1,080	1,250
Total employees	50,110	48,770
of which Switzerland	16,370	16,040
of which all other regions	33,740	32,730
Other headcount
Outsourced roles, contractors and consultants [1]	16,430	13,210
Total employees and other headcount	66,540	61,980
Based on full-time equivalents.
1 Excludes the headcount of certain managed service resources which are related to fixed fee projects.
The number of employees increased by 1,340 compared to the end of 2020. The increase reflected increases in Asia Pacific, Asset Management, International Wealth Management and the Investment Bank, partially offset by a decrease in the Corporate Center. The number of outsourced roles, contractors and consultants increased by 3,220 compared to the end of 2020.
Organizational changes
Several changes were made to the Board of Directors and the Executive Board during 2021.
> Refer to “Overview” in IV – Corporate Governance for further information.
Changes to the Board of Directors
At the 2021 Annual General Meeting (AGM), António Horta-Osório was elected Chairman of the Board of Directors (Board) and Clare Brady and Blythe Masters were elected new members. At an Extraordinary General Meeting on October 1, 2021, Axel Lehmann and Juan Colombas were elected members of the Board. Effective January 16, 2022, Axel Lehmann was appointed Chairman of the Board succeeding António Horta-Osório, who resigned from the Board.
In December 2021, we announced a board composition model change of the Group’s main regional subsidiary and advisory boards, including a number of subsidiary board appointments, in order to further increase connectivity between the Group Board and our main subsidiary boards.
> Refer to “Governance of Group subsidiaries” in IV –Corporate Governance – Board of Directors for further information.
Changes to the Executive Board
Effective April 1, 2021, the Board appointed Ulrich Körner CEO of Asset Management and a member of the Executive Board.
Effective April 30, 2021, in connection with the Archegos matter, Brian Chin, former CEO of the Investment Bank, stepped down from his role on the Executive Board. Lara Warner, former Chief Risk and Compliance Officer, stepped down from her role on the Executive Board on April 6, 2021. Both left Credit Suisse.
Effective May 1, 2021, Christian Meissner, former co-head of IWM Investment Banking Advisory and vice-chairman of Investment Banking, was appointed CEO of the Investment Bank and a member of the Executive Board. Effective April 6, 2021, Joachim Oechslin, former senior advisor and chief of staff to the CEO, was appointed interim Chief Risk Officer and a member of the Executive Board on an interim basis, and Thomas Grotzer, former General Counsel and member of the executive board of Credit Suisse (Schweiz) AG, was appointed ad interim Global Head of Compliance. Effective October 1, 2021, Rafael Lopez Lorenzo was appointed Chief Compliance Officer and member of the Executive Board. Effective January 1, 2022, David Wildermuth was appointed Chief Risk Officer (CRO) and a member of the Executive Board. Joachim Oechslin reassumed a senior role as strategic advisor to the CEO.
Effective December 31, 2021, Lydie Hudson, former CEO Sustainability, Research & Investment Solutions, stepped down from the Executive Board.
Effective January 1, 2022, Joanne Hannaford was appointed Chief Technology & Operations Officer and a member of the Executive Board and James Walker, the former Chief Operating Officer, stepped down from the Executive Board and became the deputy chief executive officer of Credit Suisse Holdings (USA), Inc. Also effective January 1, 2022, the following additional appointments were made to the Executive Board: Francesco De Ferrari, CEO of the Wealth Management division and ad interim CEO of the EMEA region; Christian Meissner, CEO of the Investment Bank and CEO of the Americas region; André Helfenstein, CEO of the Swiss Bank and CEO of the Switzerland region; Ulrich Körner, CEO of the Asset Management division; and Helman Sitohang, CEO of the Asia Pacific region.
Effective February 1, 2022, Christine Graeff was appointed Global Head of Human Resources.
Significant events in 2021
Archegos Capital Management
The Group incurred significant losses in 2021 in respect of the failure by Archegos to meet its margin commitments. Certain Group subsidiaries were notified by the fund that it would be unable to return margin advances previously extended and, following the failure of the fund, the Group exited the fund positions.
In the first quarter of 2021, we recorded a provision for credit losses of CHF 4,430 million with regard to this matter. In the second quarter of 2021, we incurred additional losses of CHF 594 million with regard to this matter, consisting of CHF 493 million of trading losses as a result of market movements during the process of closing out the fund positions, a provision for credit losses of CHF 70 million and operating expenses of CHF 31 million mainly reflecting severance-related costs and professional services fees. In the third quarter of 2021, our results included a positive impact of CHF 235 million, consisting of net revenues of CHF 23 million, a release of provision for credit losses of CHF 188 million pertaining to an assessment of the future recoverability of receivables and negative operating expenses of CHF 24 million. In the fourth quarter of 2021, our results included a release of provision for credit losses of CHF 5 million and total operating expenses of CHF 14 million. The aggregate loss attributable to this matter in 2021 was CHF 4,798 million.
In connection with this matter, we reviewed exposures across the Investment Bank, in particular in our prime services business. In 2021, we significantly reduced RWA and leverage exposure by USD 11.7 billion and USD 56.7 billion, respectively, in the Investment Bank, compared to the end of 2020, including a substantial resizing of our prime services business. In connection with our long-term strategic direction for the Group announced on November 4, 2021, we are in the process of exiting the prime services business, with the exception of Index Access and APAC Delta One.
The Board had initiated an externally led investigation of the Archegos matter, which was supervised by a special committee of the Board. On July 29, 2021, Credit Suisse published on its website the report based on this independent external investigation, as well as a summary of management’s responses to this report. Since then, we have continued to further implement a Group-wide remediation program to facilitate the execution of key activities including:
■ strengthening the risk management environment through the streamlining of governance and oversight structures, including the alignment of incentives with roles and accountability, and through the reinforcement of a Group-wide risk mindset and speak-up culture;
■ holistically reviewing client relationships to identify and manage risk concentrations; and
■ reinforcing risk capabilities and frameworks, especially in the areas of credit risk, counterparty risk and stress testing, including the related models employed.
> Refer to “Risk management” in III – Treasury, Risk, Balance sheet and Off-balance sheet for further information.
The Archegos review contains a broader aspect of leveraging remediation efforts in specific functions and business lines to identify areas across the Group where similar risks may exist and to identify and implement solutions in response to lessons learned, including key controls and requisite risk metrics. While many of the key actions have already been completed or are in the process of being completed in 2022, we expect certain aspects of our remediation activities, particularly to the extent they require infrastructure changes, to continue into 2023 and beyond as we seek to strengthen specific risk management capabilities, expertise and culture.
As a consequence of the Archegos losses and the findings of the externally led investigation of this matter, previously granted compensation awards were recovered from certain individuals through malus and clawback provisions. In 2021, we also applied a downward adjustment on outstanding performance share awards in the Investment Bank, reflecting the full year loss in the Investment Bank division.

Supply chain finance funds
On March 1, 2021, the boards of four SCFFs managed by certain Group subsidiaries decided to suspend redemptions and subscriptions of those funds to protect the interests of the funds’ investors. On March 4, 2021, the boards decided to terminate the SCFFs and to proceed to their liquidation. Those decisions were based on concerns that a substantial part of the funds’ assets was subject to considerable valuation uncertainty. Credit Suisse Asset Management (Schweiz) AG (CSAM) acts as the portfolio manager of the SCFFs.
The assets held by the SCFFs, largely consisting of notes backed by existing and future receivables, were originated and structured by Greensill Capital (UK) Limited or one of its affiliates (Greensill Capital). Greensill Capital filed for insolvency in the UK on March 8, 2021, and the portfolio manager is working closely with the administrators of Greensill Capital, Grant Thornton, and with other parties to facilitate this process.
The last published net asset value (NAV) of the SCFFs in late February 2021 was approximately USD 10 billion in the aggregate. As of January 31, 2022, together with the cash already distributed to investors and cash remaining in the funds, total cash collected in the SCFFs amounts to approximately USD 7.3 billion including the cash position in the funds at the time of suspension. Redemption payments totaling approximately USD 6.7 billion have been made to their investors in six cash distributions. The portfolio manager continues to work to liquidate the remaining assets of the SCFFs, including by engaging directly with potentially delinquent obligors and other creditors, and to file insurance claims, as appropriate. However, there remains considerable uncertainty regarding the valuation of a significant part of the remaining assets, including the fact that certain of the notes underlying the funds were not paid when they fell due and the portfolio manager has been informed that further notes will not be paid when they fall due in the future. It therefore can be assumed that the investors of the SCFFs will suffer a loss. CSAM intends to take all necessary steps to collect outstanding amounts from debtors and insurers, but can give no assurance as to the final amount that may be recovered for the SCFFs under such notes. The amount of loss of the investors therefore is currently unknown.
Based on currently available information, losses for the investors can be expected to occur predominantly in positions that, prior to March 31, 2021, had a NAV of approximately USD 2.3 billion in the aggregate. These positions relate primarily to three groups of companies: “GFG Alliance”, Katerra and Bluestone. For these three focus areas, more time is required to assess the situation accurately. CSAM continues to invest substantial efforts to maximize and expedite recovery in these positions, including pursuing consensual restructuring in addition to filing insurance claims and seeking legal enforcement of the funds’ claims where appropriate. For these three focus group areas, given the complexity of the situation and negotiations, any predictions on recovery rates would be premature.
In October 2021, CSAM reached an agreement with “GFG Alliance” for the repayment in full of the portion of the “GFG Alliance” exposure relating to its Australian operations. Under the terms of this agreement, an upfront payment of AUD 129 million (USD 96 million) was made and further payments on the remaining principal of AUD 240 million (USD 178 million), including interest, are expected through mid-2023.
A number of regulatory and other inquiries, investigations and actions have been initiated or are being considered in respect of this matter, including by FINMA, one of which is the agreement to a Pillar 2 buffer with Credit Suisse. Furthermore, civil actions have been filed by fund investors against Credit Suisse. As this matter develops, we may become subject to additional litigation and regulatory inquiries, investigations and actions.
We continue to analyze this matter, including with the assistance of external counsel and other experts. The Board initiated an externally led investigation of this matter, supervised by a special committee of the Board. The related report has been completed, the findings have been made available to the Board and the report was shared with FINMA. Given the reputational impact of the SCFF matter on us, actions have been taken against a number of employees where the Board deemed it was appropriate. In light of the ongoing recovery process and the legal complexities of the matter, there is no intention by the Board to publish the report. An internal project has been set up to further enhance governance as well as to strengthen risk management processes. The Group continues to assess the potential for recovery on behalf of the investors in the funds, and further analyze new, pending or threatened proceedings. As previously reported, the resolution of the matter, the timing of which is difficult to predict, could cause the Group to incur material losses.
Redemptions and subscriptions of certain other funds managed by CSAM or CSAM subsidiaries that invested in part in the SCFFs were also suspended in early March 2021. The illiquid part of these funds’ assets was subsequently separated into a separate share class to allow for subscriptions and redemptions of the original share classes, reflecting the liquid part of the funds’ assets, to resume as of April 7, 2021. The separate share class reflecting the illiquid assets is in the process of being liquidated, and shareholders receive pro rata payments of the redemption proceeds.
Group subsidiaries also have collateralized bridge lending and other direct and indirect exposures to Greensill Capital, including exposures relating to certain fund-linked products. With respect to the outstanding collateralized bridge loan of USD 140 million, USD 50 million was repaid by the administrators of Greensill Capital, reducing the outstanding amount of the loan to USD 90 million, and we marked its fair value to USD 63 million as of December 31, 2021.
As a consequence of the SCFF matter, previously granted compensation awards were recovered from certain individuals through malus and clawback provisions, primarily in Asset Management.

Beginning in the fourth quarter of 2021, we introduced a fee waiver program for clients impacted by this matter wherein certain commissions and fees arising from current and future business transactions may be reimbursed on a quarterly basis, provided certain conditions are met. We incurred negative revenues of CHF 28 million in 2021 in our wealth management businesses relating to this fee waiver program.
Significant negative consequences of the supply chain finance funds and Archegos matters
There can be no assurance that any additional losses, damages, costs and expenses, as well as any further regulatory and other investigations and actions or any further downgrade of our credit ratings, will not be material to us, including from any impact on our business, financial condition, results of operations, prospects, liquidity or capital position.
> Refer to “Risk factors” in I – Information on the company for further information on risks that may arise in relation to these matters, “Archegos and supply chain finance funds matters” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk Management for further information and “Note 40 - Litigation” in VI – Consolidated financial statements – Credit Suisse Group for a description of the regulatory and legal developments relating to these matters.
Amendments to AGM Proposals
In connection with the above, on April 6, 2021, the Board announced adjusted proposals for the 2021 AGM. The adjusted proposals included a withdrawal of the proposal on variable compensation for the Executive Board, an update to the 2020 Compensation Report, a withdrawal of the proposal on discharge of the members for the Board and the Executive Board and an update to the dividend proposal.
> Refer to “Annual General Meeting” in IV – Corporate Governance for further information.
Allfunds Group initial public offering
As previously disclosed, during 2019 and 2020 Credit Suisse held an equity investment in Allfunds Group following the transfer of the Group’s open architecture investment fund platform Credit Suisse InvestLab to Allfunds Group. On April 23, 2021, Allfunds Group announced a successful initial public offering (IPO) on the Euronext Amsterdam exchange, with an initial market capitalization of EUR 7.24 billion on the day of the listing. Net revenues in 2021 pertaining to Allfunds Group included gains of CHF 622 million reflecting share price movements as well as a reduction of our equity interest from 14.0% to 8.6% as of December 31, 2021. Following the IPO, the Group’s investment in Allfunds Group was reclassified from other investments to trading assets. In accordance with historical practice, the impact was reflected in the Swiss Universal Bank, International Wealth Management and Asia Pacific divisions.
Credit Suisse Life & Pensions AG
In the third quarter of 2021, Credit Suisse Life & Pensions AG was sold to Octium Holdings SA. As a result of the sale, the Group recorded a loss of CHF 42 million, which was reflected in International Wealth Management and Swiss Universal Bank.
Share buyback
On December 30, 2021, we completed the 2021 share buyback program, which commenced on January 12, 2021 and was suspended in April 2021. In 2021, 25.1 million shares were repurchased and are expected to be cancelled by means of a capital reduction to be proposed at the next AGM.
> Refer to “Share purchases” in III – Treasury, Risk, Balance Sheet and Off-Balance sheet – Capital Management for further information.
Mandatory Convertible Notes Offering
On April 22, 2021, the Group announced that it had placed two series of mandatory convertible notes (MCNs), Series A MCNs and Series B MCNs, to be convertible into 100 million shares and 103 million shares of Credit Suisse Group AG, respectively. The MCNs settled on May 12, 2021. The aggregate principal amount of Series A MCNs issued was CHF 865 million and the aggregate principal amount of Series B MCNs issued was CHF 891 million. The shares of Credit Suisse Group AG underlying the Series A MCNs were issued from Credit Suisse Group AG’s conditional capital. The shares of Credit Suisse Group AG underlying the Series B MCNs were issued from Credit Suisse Group AG’s authorized capital. On November 12, 2021, the Series A MCNs and Series B MCNs were converted, and the shares of Credit Suisse Group AG held by Credit Suisse Group (Guernsey) VII Limited, the issuing entity of the MCNs, were delivered to the holders of MCNs.
Dividend proposal
Our Board will propose to the shareholders at the AGM on April 29, 2022 a cash distribution of CHF 0.10 per share for the financial year 2021. 50% of the distribution will be paid out of capital contribution reserves, free of Swiss withholding tax and will not be subject to income tax for Swiss resident individuals holding the shares as a private investment, and 50% will be paid out of retained earnings, net of 35% Swiss withholding tax.
Other information
Recent media reports
In February 2022, a consortium of media outlets issued reports focused on Credit Suisse and purported client relationships with related allegations targeting a broad time period as early as the 1940s. Credit Suisse strongly rejects the allegations and insinuations about the bank’s purported business practices. In their reporting, the consortium refers to a large number of external sources, including those previously known, as well as an alleged leak. We take the information about the purported leak very seriously and will continue with our related investigation, with an internal task force including specialist external experts, building on our data protection and data leakage prevention controls.
Legacy RMBS settlement relating to consumer relief
As previously disclosed, on January 18, 2017, Credit Suisse Securities (USA) LLC (CSS LLC) and its current and former US subsidiaries and US affiliates reached a settlement with the US

Department of Justice (DOJ) related to its legacy residential mortgage-backed securities (RMBS) business, a business conducted through 2007. The settlement resolved potential civil claims by the DOJ related to certain of those Credit Suisse entities’ packaging, marketing, structuring, arrangement, underwriting, issuance and sale of RMBS. Pursuant to the terms of the settlement a civil monetary penalty was paid to the DOJ in January 2017. The settlement also required the above-mentioned entities to provide certain levels of consumer relief measures, including affordable housing payments and loan forgiveness, and the DOJ and Credit Suisse agreed to the appointment of an independent monitor to oversee the completion of the consumer relief requirements of the settlement. A reassessment of progress towards satisfaction of this consumer relief commitment within the five-year period provided in the settlement has resulted in a plan of a revised approach pursuant to which the Group may include acquiring and modifying loan assets on a principal basis and an expectation that the Group may only complete the consumer relief conditions by 2026 or later, subject to market conditions and the Group’s risk appetite. In light of Credit Suisse’s current plans as to how it will satisfy these obligations, Credit Suisse expects to incur additional costs beyond those previously anticipated in relation to satisfying those obligations. Credit Suisse has also recorded an additional litigation provision in the second quarter of 2021 with regard to these matters. This estimated additional cost is highly sensitive to certain parameters, including market conditions in the US housing market, which at present are dynamic, the assumed eligibility and classification of consumer relief already completed and the acceptance rate on such completed consumer relief by the monitor. A lower acceptance rate on such completed activity may result in a higher volume of principal activity under the planned revised approach. The amount of consumer relief Credit Suisse must provide also increases after 2021 pursuant to the original settlement by 5% per annum of the outstanding amount due until these obligations are settled. The monitor publishes reports periodically on these consumer relief matters.
Replacement of interbank offered rates
Following significant international and regulatory pressure to replace certain interbank offered rate (IBOR) benchmarks with alternative reference rates (ARRs), a major structural change in global financial markets is in progress. A significant milestone of the transition was passed at the end of 2021. From January 1, 2022 representative settings for all CHF, EUR, GBP and JPY LIBORs and for the one-week and two-month USD LIBORs have ceased publication. These rates had previously been in use for decades and the cessation has impacted millions of transactions and thousands of market participants. The transition of the remaining USD LIBOR settings was given an 18-month extension, with these scheduled to be discontinued following the LIBOR publication on June 30, 2023. The one-, three- and six-month GBP and JPY LIBOR settings remain published on a synthetic, temporary and non-representative basis, primarily to facilitate the transition of any residual legacy contract that the parties were unable to address in time. However, synthetic LIBORs are not available for reference in new trading activity, and as publication is temporary, remediation efforts need to continue.
The overwhelming majority of Credit Suisse’s legacy non-USD LIBOR portfolio has been remediated, either by active transition to ARRs, or by adding robust fallback provisions intended to govern the transition to ARRs upon the cessation of LIBORs. Legacy derivative contracts were de-risked largely by the widespread adherence to the International Swap and Derivatives Association’s 2020 IBOR Fallbacks Protocol (IBOR Protocol), while for cash instruments the dominant strategy involved direct engagement with counterparties. By the end of 2021, the CHF, JPY, GBP and EUR LIBOR derivatives and cash markets transitioned to ARRs, and these ARRs now underpin the Group’s core product offerings worldwide. As for the legacy non-USD portfolio, the bank is fully prepared to implement the fallback provisions that transition the portfolio away from the relevant LIBORs.
With respect to the USD markets, the Secured Overnight Financing Rate (SOFR), the alternative reference rate recommended by the Alternative Reference Rates Committee (ARRC), has already gained a significant foothold in the markets. With regulatory pressure to move new trading activity away from LIBOR, except in certain limited circumstances, SOFR is now becoming the dominant market rate even ahead of the official cessation date for USD LIBOR.
While Credit Suisse has a significant level of liabilities and assets linked to USD LIBOR, most of the legacy portfolio should have a reduced level of transition risk due to the presence of robust fallback provisions. Derivatives make up the majority of this portfolio, and many of our derivative counterparts have already adhered to the IBOR Protocol, which should help to eliminate contractual uncertainty around the discontinuation of USD LIBOR.
Under the leadership of members of the Executive Board and our business and functional leaders across the entire Group, the IBOR Transition Program remains fully engaged to facilitate the transition away from USD LIBOR by mid-2023. With respect to the remaining USD LIBOR settings, work remains focused on the five key areas identified in 2019:
■ Operational readiness and resiliency: by the end of 2021 the bank was operationally ready to support SOFR products in most markets in which it was active, but product development and facilitation work continues in select markets. Given the significant number of USD transactions that are expected to rely on fallback provisions, we are also starting to prepare for the transition in 2023.
■ Legal contract assessment and repapering: while most of the remaining legacy contracts have undergone an initial review, work remains to capture, analyze and, where possible, amend the documentation for key LIBOR-terms in a significant amount of contracts, primarily related to cash products. Resources are in place to accommodate contract renegotiations when our clients are ready to engage.
■ Product development and industry engagement: Credit Suisse continues to participate in national working groups in all of our main markets and actively supports the initiatives developed in these forums. In industry and client interactions we seek to build consensus with our clients, peers and national regulators to strengthen the integrity and robustness of our core markets through the transition to ARRs. Building on our established USD franchise, we are continuing to pioneer innovative solutions in the SOFR markets.
■ Risk management and mitigation: to manage transition risk, the Group implemented a group-wide policy to limit new LIBOR-referencing business and control the wind-down of legacy exposures in advance of the expected cessation (now July 2023). Accordingly, divisional plans were developed to ensure timely compliance with the policy and limits therein. Certain milestones were put in place and are monitored to ensure the transition is progressed in a timely fashion. Modelling and other risk management systems have been revised to accommodate the transition and were successfully tested in 2021. Pricing models have been reviewed and updated where needed. While most of the remaining legacy LIBOR portfolio has reduced transition risk, we are continuing our client outreach efforts to actively transition or de-risk the residual portfolio by adding robust fallback provisions.
■ Strategic Transition Planning and Communication: aligned with regulatory guidance on the transition, Credit Suisse’s businesses have developed and ratified their own transition plans. While certain product details and conventions remain to be agreed upon across the markets, we believe that these plans position us to be prepared and to optimally service our clients during and after the transition. Over forty thousand of our employees. have been trained for taking our clients on this journey and we continue to inform our clients about the progress of the transition.
While the significant majority of the Group’s legacy LIBOR portfolio has robust fallback provisions to guide the transition to ARRs once LIBOR rates become non-representative or not available, certain risks associated with the transition may still exist, including financial, legal, tax, operational and conduct risks. Credit Suisse continues to focus on identifying the potential impact this transition may have on clients, and new risks that may arise to assist them through the whole of the transition period.
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
The Group and the Bank have issued full, unconditional and several guarantees of Credit Suisse (USA), Inc.’s outstanding SEC-registered debt securities, which as of December 31, 2021 consisted of a single outstanding issuance with a balance of USD 742 million maturing in July 2032. Credit Suisse (USA), Inc. is an indirect, wholly owned subsidiary of the Group, and the guarantees have been in place since March 2007. In accordance with the guarantees, if Credit Suisse (USA), Inc. fails to make a timely payment under the agreements governing such debt securities, the holders of the debt securities may demand payment from either the Group or the Bank, without first proceeding against Credit Suisse (USA), Inc., but to date there has been no occasion where holders of the debt securities have demanded payment under the guarantees. The guarantee from the Group is subordinated to senior liabilities, and the guarantees from the Group and the Bank are structurally subordinated to liabilities of any of the subsidiaries of the Group or the Bank that do not guarantee the debt securities.
Return on regulatory capital
Credit Suisse measures firm-wide returns against total shareholders’ equity and tangible shareholders’ equity, a non-GAAP financial measure also known as tangible book value. In addition, it also measures the efficiency of the firm and its divisions with regard to the usage of regulatory capital. Beginning in the third quarter of 2021, the return on regulatory capital calculation has been updated to closer align with the actual capital and leverage ratio levels under which Credit Suisse operates, rather than the previously used minimum requirements set by regulators. Regulatory capital is calculated as the average of 13.5% of RWA and 4.25% of leverage exposure and return on regulatory capital, a non-GAAP financial measure, is calculated using income/(loss) after tax and assumes a tax rate of 30% for periods prior to 2020 and 25% from 2020 onward. Prior periods have been restated. For the Investment Bank, return on regulatory capital is based on US dollar denominated numbers. Return on regulatory capital excluding certain items included in our reported results is calculated using results excluding such items, applying the same methodology.
Format of presentation
In managing our business, revenues are evaluated in the aggregate, including an assessment of trading gains and losses and the related interest income and expense from financing and hedging positions. For this reason, specific individual revenue categories in isolation may not be indicative of performance. Certain reclassifications have been made to prior periods to conform to the current presentation. In connection with ongoing internal control processes, the Group identified accounting issues that were not material individually or in aggregate to prior balance sheet-related disclosures, and as a result of these accounting issues prior periods have been revised.
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
> Refer to “Group compensation” in V – Compensation, “Consolidated statements of changes in equity”, “Tax benefits associated with share-based compensation” in Note 29 – Tax and “Note 30 – Employee deferred compensation” in VI – Consolidated financial statements – Credit Suisse Group for further information.
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
As of the end of 2021, 29% and 20% of our total assets and total liabilities, respectively, were measured at fair value.
The majority of our level 3 assets are recorded in our investment banking businesses. Total assets at fair value recorded as level 3 instruments decreased CHF 5.8 billion to CHF 10.6 billion as of the end of 2021, primarily reflecting net transfers out, mainly in trading assets, loans and other investments, and net settlements, mainly in loans, loans held-for-sale and trading assets.
As of the end of 2021, our level 3 assets comprised 1% of total assets and 5% of total assets measured at fair value, compared to 2% and 6%, respectively, as of the end of 2020.
We believe that the range of any valuation uncertainty, in the aggregate, would not be material to our financial condition; however, it may be material to our operating results for any particular period, depending, in part, upon the operating results for such period.

Group and Bank differences
The business of the Bank is substantially the same as the business of Credit Suisse Group, and substantially all of the Bank’s operations are conducted through the Swiss Universal Bank, International Wealth Management, Asia Pacific, Asset Management and the Investment Bank segments. Certain Corporate Center activities of the Group, such as hedging activities relating to share-based compensation awards, are not applicable to the Bank. Certain other assets, liabilities and results of operations, primarily relating to Credit Suisse Services AG, our Swiss service company, with branches in the UK, Singapore and India, and its subsidiary in Poland, are managed as part of the activities of the Group’s segments. However, they are legally owned by the Group and are not part of the Bank’s consolidated financial statements.
Comparison of consolidated statements of operations
	Group			Bank
in	2021	2020	2019	2021	2020	2019
Statements of operations (CHF million)
Net revenues	22,696	22,389	22,484	23,042	22,503	22,686
Provision for credit losses	4,205	1,096	324	4,209	1,092	324
Total operating expenses	19,091	17,826	17,440	18,924	18,200	17,969
Income/(loss) before taxes	(600)	3,467	4,720	(91)	3,211	4,393
Income tax expense	1,026	801	1,295	938	697	1,298
Net income/(loss)	(1,626)	2,666	3,425	(1,029)	2,514	3,095
Net income/(loss) attributable to noncontrolling interests	24	(3)	6	(100)	3	14
Net income/(loss) attributable to shareholders	(1,650)	2,669	3,419	(929)	2,511	3,081
Comparison of consolidated balance sheets
	Group		Bank
end of	2021	2020	2021	2020
Balance sheet statistics (CHF million)
Total assets [1]	755,833	818,965	759,214	822,831
Total liabilities [1]	711,603	776,024	711,127	775,772
1
Prior periods have been revised. Refer to “Note 1 – Summary of significant accounting policies – Revisions of prior period financial statements” in VI – Consolidated financial statements – Credit Suisse Group for further information.

Capitalization and indebtedness
	Group		Bank
end of	2021	2020	2021	2020
Capitalization and indebtedness (CHF million)
Due to banks	18,965	16,423	18,960	16,420
Customer deposits	392,819	390,921	393,841	392,039
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions [1]	35,274	36,994	35,368	37,087
Long-term debt	166,896	161,087	160,695	160,279
Other liabilities	97,649	170,599	102,263	169,947
Total liabilities	711,603	776,024	711,127	775,772
Total equity	44,230	42,941	48,087	47,059
Total capitalization and indebtedness	755,833	818,965	759,214	822,831
1
Prior periods have been revised. Refer to “Note 1 – Summary of significant accounting policies – Revisions of prior period financial statements” in VI – Consolidated financial statements – Credit Suisse Group for further information.

Dividends from the Bank to the Group
for the financial year	2021		2020		2019	2018	2017
Dividends (CHF million)
Dividends	570	[1]	11	[1]	10	10	10
1
The Bank’s total share capital is fully paid and consisted of 4,399,680,200 registered shares as of December 31, 2021. Dividends are determined in accordance with Swiss law and the Bank's articles of incorporation. Proposal of the Board of Directors to the annual general meeting of the Bank.

2 Includes a non-cash distribution of CHF 1 million made in connection with a transfer of certain employees and the related assets and liabilities to Credit Suisse Services AG.
BIS capital metrics
	Group				Bank
end of	2021		2020		2021		2020
Capital and risk-weighted assets (CHF million)
CET1 capital	38,529		35,361		44,185		40,701
Tier 1 capital	54,373		51,202		59,110		55,659
Total eligible capital	54,852	[1]	52,163	[1]	59,589	[2]	56,620	[2]
Risk-weighted assets	267,787		275,084		266,934		275,676
Capital ratios (%)
CET1 ratio	14.4		12.9		16.6		14.8
Tier 1 ratio	20.3		18.6		22.1		20.2
Total capital ratio	20.5	[1]	19.0	[1]	22.3	[2]	20.5	[2]
1
Amounts are shown on a look-through basis. Certain tier 2 instruments were subject to phase out and are no longer eligible as of January 1, 2022. As of 2021 and 2020, total eligible capital was CHF 55,074 million and CHF 52,437 million, including CHF 222 million and CHF 273 million of such instruments and the total capital ratio was 20.6% and 19.1%, respectively.

2
Amounts are shown on a look-through basis. Certain tier 2 instruments were subject to phase out and are no longer eligible as of January 1, 2022. As of 2021 and 2020, total eligible capital was CHF 59,811 million and CHF 56,893 million, including CHF 222 million and CHF 273 million of such instruments and the total capital ratio was 22.4% and 20.6%, respectively.

Swiss Universal Bank
In 2021, we reported income before taxes of CHF 2,729 million and net revenues of CHF 5,801 million. Income before taxes increased 30% compared to 2020, reflecting lower provision for credit losses, higher net revenues and lower total operating expenses.
Results summary
2021 results
In 2021, income before taxes of CHF 2,729 million increased 30% compared to 2020. Net revenues of CHF 5,801 million increased 3% compared to 2020, mainly due to higher recurring commissions and fees as well as higher other revenues, partially offset by lower transaction-based revenues. Recurring commissions and fees increased 10%, mainly driven by higher investment product management fees, higher security account and custody services fees, higher discretionary mandate management fees, higher investment advisory fees and higher revenues from our investment in Swisscard. Other revenues in 2021 included gains on the sale of real estate of CHF 213 million, reflected in Private Clients, and a gain on the equity investment in Allfunds Group of CHF 186 million and an insurance claim refund of CHF 49 million relating to a major litigation case, both reflected in Corporate & Institutional Clients, partially offset by a SIX equity investment revaluation loss of CHF 43 million reflected in Private Clients and Corporate & Institutional Clients. Other revenues in 2020 included a Pfandbriefbank equity investment revaluation gain of CHF 134 million and gains on the sale of real estate of CHF 15 million, both reflected in Private Clients, a SIX equity investment revaluation gain of CHF 97 million, reflected in Private Clients and Corporate & Institutional Clients, as well as a gain related to the completed transfer of the Credit Suisse InvestLab AG (InvestLab) fund platform to Allfunds Group of CHF 25 million and a gain on the equity investment in Allfunds Group of CHF 38 million, both reflected in Corporate & Institutional Clients. Net interest income was stable, with lower loan margins on slightly higher average loan volumes, a positive impact from other banking book positions and higher treasury revenues, offset by lower deposit margins on slightly higher average deposit volumes. Transaction-based revenues decreased 2%, mainly driven by lower revenues from Global Trading Solutions (GTS) as well as lower brokerage and product issuing fees, partially offset by higher fees from foreign exchange client business and valuation gains on derivatives in connection with the transition from Interbank Offered Rates (IBOR) to alternative reference rates. Provision for credit losses was CHF 6 million in 2021 on a net loan portfolio of CHF 176.2 billion, compared to CHF 270 million provision for credit losses on a net loan portfolio of CHF 176.3 billion in 2020. Provision for credit losses in 2021 included a release of non-specific provisions for expected credit losses of CHF 65 million. Total operating expenses of CHF 3,066 million decreased 5%, reflecting lower compensation and benefits as well as lower restructuring expenses, partially offset by higher general and administrative expenses. 2020 included major litigation provisions of CHF 45 million as well as restructuring expenses mainly in connection with the integration of Neue Aargauer Bank (NAB) of CHF 44 million.
Divisional results
	in / end of			% change
	2021	2020	2019	21 / 20	20 / 19
Statements of operations (CHF million)
Net revenues	5,801	5,615	5,905	3	(5)
Provision for credit losses	6	270	109	(98)	148
Compensation and benefits	1,807	1,975	1,945	(9)	2
General and administrative expenses	1,040	1,013	1,060	3	(4)
Commission expenses	205	209	218	(2)	(4)
Restructuring expenses	14	44	–	(68)	–
Total other operating expenses	1,259	1,266	1,278	(1)	(1)
Total operating expenses	3,066	3,241	3,223	(5)	1
Income before taxes	2,729	2,104	2,573	30	(18)
Statement of operations metrics (%)
Return on regulatory capital	17.1	13.4	15.9	–	–
Cost/income ratio	52.9	57.7	54.6	–	–
Number of employees and relationship managers
Number of employees (full-time equivalents)	13,370	13,220	12,560	1	5
Number of relationship managers	1,740	1,770	1,790	(2)	(1)

Divisional results (continued)
	in / end of			% change
	2021	2020	2019	21 / 20	20 / 19
Net revenues (CHF million)
Private Clients	3,068	3,055	3,186	0	(4)
Corporate & Institutional Clients	2,733	2,560	2,719	7	(6)
Net revenues	5,801	5,615	5,905	3	(5)
Net revenue detail (CHF million)
Net interest income	2,688	2,683	2,705	0	(1)
Recurring commissions and fees	1,577	1,440	1,489	10	(3)
Transaction-based revenues	1,206	1,235	1,144	(2)	8
Other revenues	330	257	567	28	(55)
Net revenues	5,801	5,615	5,905	3	(5)
Balance sheet statistics (CHF million)
Total assets	263,797	261,465	249,829	1	5
Net loans	176,237	176,332	170,772	0	3
of which Private Clients	113,698	118,223	116,158	(4)	2
Risk-weighted assets	79,880	81,288	80,489	(2)	1
Leverage exposure	301,289	295,507	284,798	2	4
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
> Refer to “Results summary” in Credit Suisse for further information related to the COVID-19 pandemic.
2020 results
In 2020, income before taxes of CHF 2,104 million decreased 18% compared to 2019. Net revenues of CHF 5,615 million decreased 5% compared to 2019, mainly due to lower other revenues. Other revenues in 2020 included a Pfandbriefbank equity investment revaluation gain of CHF 134 million reflected in Private Clients in the second quarter of 2020, a SIX equity investment revaluation gain of CHF 97 million reflected in Private Clients and Corporate & Institutional Clients in the fourth quarter of 2020, a gain related to the completed transfer of the InvestLab fund platform to Allfunds Group of CHF 25 million in the first quarter of 2020 and a gain on the equity investment in Allfunds Group of CHF 38 million in the fourth quarter of 2020, both reflected in Corporate & Institutional Clients, and gains on the sale of real estate of CHF 15 million reflected in Private Clients. Other revenues in 2019 included a SIX equity investment revaluation gain of CHF 306 million reflected in Private Clients and Corporate & Institutional Clients, gains on the sale of real estate of CHF 223 million, mainly reflected in Private Clients, and the gain related to the transfer of the InvestLab fund platform reflected in Corporate & Institutional Clients of CHF 98 million. Recurring commissions and fees decreased 3%, driven by lower revenues from our investment in Swisscard and lower banking services fees. Net interest income was stable, with lower deposit margins on slightly lower average deposit volumes and lower treasury revenues, partially offset by lower loan margins on slightly higher average loan volumes. Transaction-based revenues increased 8%, mainly driven by higher brokerage and product issuing fees, higher revenues from GTS and higher revenues from our Swiss investment banking business, partially offset by lower equity participations income, which included a lower dividend from our ownership interest in SIX Group. Provision for credit losses was CHF 270 million in 2020 on a net loan portfolio of CHF 176.3 billion, compared to CHF 109 million provision for credit losses on a net loan portfolio of CHF 170.8 billion in 2019. Provision for credit losses in 2020 mainly reflected the impact on our commodity trade finance and Swiss corporate portfolios from the expected deterioration of macroeconomic factors under the CECL methodology, primarily in the first quarter of 2020, and a single case in our commodity trade finance portfolio in the third quarter of 2020. Total operating expenses of CHF 3,241 million were stable, with major litigation provisions of CHF 45 million as well as restructuring expenses mainly in connection with the integration of NAB of CHF 44 million in 2020, offset by lower allocated corporate function costs, lower professional services fees and lower occupancy expenses.
The COVID-19 pandemic negatively affected our business performance in 2020, including higher provision for credit losses, adverse foreign exchange-related movements and a sharp reduction in US dollar interest rates.
> Refer to “Results summary” in Credit Suisse for further information related to the COVID-19 pandemic.

Capital and leverage metrics
As of the end of 2021, we reported risk-weighted assets of CHF 79.9 billion, a decrease of CHF 1.4 billion compared to the end of 2020, primarily driven by movements in risk levels in credit risk, mainly related to advanced credit valuation adjustment, and internal model and parameter updates in operational risk, mainly reflecting our update to the operational risk allocation keys. These decreases were partially offset by the foreign exchange impact. Leverage exposure of CHF 301.3 billion was CHF 5.8 billion higher compared to the end of 2020, mainly driven by increased high-quality liquid assets (HQLA) and business growth.
Reconciliation of adjustment items
	Private Clients			Corporate & Institutional Clients			Swiss Universal Bank
in	2021	2020	2019	2021	2020	2019	2021	2020	2019
Results (CHF million)
Net revenues	3,068	3,055	3,186	2,733	2,560	2,719	5,801	5,615	5,905
Real estate (gains)/losses	(213)	(15)	(221)	0	0	(2)	(213)	(15)	(223)
(Gains)/losses on business sales	6	0	0	0	0	0	6	0	0
Major litigation recovery	0	0	0	(49)	0	0	(49)	0	0
Adjusted net revenues	2,861	3,040	2,965	2,684	2,560	2,717	5,545	5,600	5,682
Significant items
Gain related to InvestLab transfer	0	0	0	0	(25)	(98)	0	(25)	(98)
Gain on equity investment in Allfunds Group	0	0	0	(186)	(38)	0	(186)	(38)	0
(Gain)/loss on equity investment in SIX Group AG	21	(47)	(149)	22	(50)	(157)	43	(97)	(306)
Gain on equity investment in Pfandbriefbank	0	(134)	0	0	0	0	0	(134)	0
Adjusted net revenues excluding significant items	2,882	2,859	2,816	2,520	2,447	2,462	5,402	5,306	5,278
Provision for credit losses	30	62	46	(24)	208	63	6	270	109
Total operating expenses	1,804	1,913	1,858	1,262	1,328	1,365	3,066	3,241	3,223
Restructuring expenses	(6)	(35)	–	(8)	(9)	–	(14)	(44)	–
Major litigation provisions	0	0	0	(1)	(45)	(3)	(1)	(45)	(3)
Expenses related to real estate disposals	(4)	(3)	(8)	0	0	(4)	(4)	(3)	(12)
Adjusted total operating expenses	1,794	1,875	1,850	1,253	1,274	1,358	3,047	3,149	3,208
Significant items
Expenses related to equity investment in Allfunds Group	0	0	0	(6)	0	0	(6)	0	0
Adjusted total operating expenses excluding significant items	1,794	1,875	1,850	1,247	1,274	1,358	3,041	3,149	3,208
Income before taxes	1,234	1,080	1,282	1,495	1,024	1,291	2,729	2,104	2,573
Adjusted income before taxes	1,037	1,103	1,069	1,455	1,078	1,296	2,492	2,181	2,365
Adjusted income before taxes excluding significant items	1,058	922	920	1,297	965	1,041	2,355	1,887	1,961
Adjusted return on regulatory capital (%)	–	–	–	–	–	–	15.6	13.9	14.6
Adjusted return on regulatory capital excluding significant items (%)	–	–	–	–	–	–	14.8	12.0	12.1
Adjusted results and adjusted results excluding significant items are non-GAAP financial measures. Refer to "Reconciliation of adjustment items" in Credit Suisse for further information.

Private Clients
2021 results details
Income before taxes of CHF 1,234 million increased 14% compared to 2020, mainly driven by lower total operating expenses and lower provision for credit losses.
Net revenues
In 2021, net revenues of CHF 3,068 million were stable, reflecting higher recurring commissions and fees offset by lower transaction-based revenues, lower net interest income and lower other revenues. Recurring commissions and fees of CHF 859 million increased 11%, primarily reflecting higher discretionary mandate management fees, higher investment product management fees, higher security account and custody services fees as well as higher revenues from our investment in Swisscard. Transaction-based revenues of CHF 440 million decreased 8%, primarily driven by lower brokerage and product issuing fees as well as lower revenues from GTS. Net interest income of CHF 1,595 million decreased CHF 19 million, with lower deposit margins on slightly lower average deposit volumes and stable loan margins on slightly lower average loan volumes, partially offset by higher treasury revenues. Other revenues in 2021 included gains on the sale of real estate of CHF 213 million, a SIX equity investment revaluation loss of CHF 21 million and a loss from the sale of Credit Suisse Life & Pensions AG of CHF 6 million. Other revenues in 2020 included the Pfandbriefbank equity investment revaluation gain of CHF 134 million, the SIX equity investment revaluation gain of CHF 47 million and gains on the sale of real estate of CHF 15 million.
Provision for credit losses
The Private Clients loan portfolio is substantially comprised of residential mortgages in Switzerland and loans collateralized by securities and, to a lesser extent, consumer finance loans.
In 2021, Private Clients recorded provision for credit losses of CHF 30 million compared to CHF 62 million in 2020. The provisions were primarily related to our consumer finance business.
Total operating expenses
Compared to 2020, total operating expenses of CHF 1,804 million decreased 6%, mainly reflecting lower compensation and benefits as well as lower restructuring expenses, partially offset by higher general and administrative expenses. Compensation and benefits of CHF 1,048 million decreased 10%, primarily driven by lower allocated corporate function costs and lower discretionary compensation expenses. General and administrative expenses of CHF 663 million increased 7%, primarily reflecting higher advertising and marketing expenses as well as higher allocated corporate function costs.
Margins
Our gross margin was 143 basis points in 2021, six basis points lower compared to 2020, mainly reflecting a 4.6% increase in average assets under management and lower transaction-based revenues, partially offset by higher recurring commissions and fees.
> Refer to “Assets under management” for further information.
Our net margin was 58 basis points in 2021, five basis points higher compared to 2020, mainly reflecting lower total operating expenses and lower provision for credit losses, partially offset by the higher average assets under management.

Results – Private Clients
	in / end of			% change
	2021	2020	2019	21 / 20	20 / 19
Statements of operations (CHF million)
Net revenues	3,068	3,055	3,186	0	(4)
Provision for credit losses	30	62	46	(52)	35
Compensation and benefits	1,048	1,166	1,099	(10)	6
General and administrative expenses	663	617	656	7	(6)
Commission expenses	87	95	103	(8)	(8)
Restructuring expenses	6	35	–	(83)	–
Total other operating expenses	756	747	759	1	(2)
Total operating expenses	1,804	1,913	1,858	(6)	3
Income before taxes	1,234	1,080	1,282	14	(16)
Statement of operations metrics (%)
Cost/income ratio	58.8	62.6	58.3	–	–
Net revenue detail (CHF million)
Net interest income	1,595	1,614	1,580	(1)	2
Recurring commissions and fees	859	775	826	11	(6)
Transaction-based revenues	440	480	412	(8)	17
Other revenues	174	186	368	(6)	(49)
Net revenues	3,068	3,055	3,186	0	(4)
Margins on assets under management (bp)
Gross margin [1]	143	149	150	–	–
Net margin [2]	58	53	60	–	–
Number of relationship managers
Number of relationship managers	1,240	1,290	1,280	(4)	1
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

Assets under management
As of the end of 2021, assets under management of CHF 217.5 billion were CHF 8.9 billion higher compared to the end of 2020, mainly due to favorable market movements and net new assets, partially offset by structural effects. Net new assets of CHF 1.4 billion reflected inflows across all client segments. Structural effects included the transfer of assets under management of CHF 4.0 billion to Corporate & Institutional Clients in the first quarter of 2021 related to the integration of NAB.
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
Assets under management – Private Clients
	in / end of			% change
	2021	2020	2019	21 / 20	20 / 19
Assets under management (CHF billion)
Assets under management	217.5	208.6	217.6	4.3	(4.1)
Average assets under management	214.4	205.0	212.8	4.6	(3.7)
Assets under management by currency (CHF billion)
USD	36.8	34.8	36.0	5.7	(3.3)
EUR	20.4	19.3	20.2	5.7	(4.5)
CHF	151.2	145.7	151.9	3.8	(4.1)
Other	9.1	8.8	9.5	3.4	(7.4)
Assets under management	217.5	208.6	217.6	4.3	(4.1)
Growth in assets under management (CHF billion)
Net new assets	1.4	(5.9)	3.4	–	–
Other effects	7.5	(3.1)	16.2	–	–
of which market movements	13.3	1.9	18.7	–	–
of which foreign exchange	0.4	(3.8)	(1.5)	–	–
of which other	(6.2)	(1.2)	(1.0)	–	–
Growth in assets under management	8.9	(9.0)	19.6	–	–
Growth in assets under management (%)
Net new assets	0.7	(2.7)	1.7	–	–
Other effects	3.6	(1.4)	8.2	–	–
Growth in assets under management	4.3	(4.1)	9.9	–	–

Corporate & Institutional Clients
2021 results details
Income before taxes of CHF 1,495 million increased 46% compared to 2020, reflecting significantly lower provision for credit losses, higher net revenues and lower total operating expenses.
Net revenues
Compared to 2020, net revenues of CHF 2,733 million increased 7%, reflecting higher revenues across all revenue categories. Other revenues in 2021 included the gain on the equity investment in Allfunds Group of CHF 186 million and the insurance claim refund of CHF 49 million relating to a major litigation case, partially offset by a SIX equity investment revaluation loss of CHF 22 million. Other revenues in 2020 included the SIX equity investment revaluation gain of CHF 50 million, the gain related to the completed transfer of the InvestLab fund platform of CHF 25 million and the gain on the equity investment in Allfunds Group of CHF 38 million. Recurring commissions and fees of CHF 718 million increased 8%, mainly driven by higher security account and custody services fees, higher investment product management fees, higher fees from lending activities and higher investment advisory fees. Net interest income of CHF 1,093 million increased 2%, with lower loan margins on higher average loan volumes and a positive impact from other banking book positions, partially offset by lower deposit margins on higher average deposit volumes and lower treasury revenues. Transaction-based revenues of CHF 766 million increased CHF 11 million, mainly reflecting higher fees from foreign exchange client business and valuation gains on derivatives in connection with the transition from IBOR to alternative reference rates, partially offset by lower revenues from GTS.
Provision for credit losses
The Corporate & Institutional Clients loan portfolio has relatively low concentrations and is mainly secured by real estate, securities and other financial collateral.
In 2021, Corporate & Institutional Clients recorded a release of provision for credit losses of CHF 24 million compared to provision for credit losses of CHF 208 million in 2020. Provision for credit losses in 2021 included a release of non-specific provisions for expected credit losses of CHF 64 million.
Results – Corporate & Institutional Clients
	in / end of			% change
	2021	2020	2019	21 / 20	20 / 19
Statements of operations (CHF million)
Net revenues	2,733	2,560	2,719	7	(6)
Provision for credit losses	(24)	208	63	–	230
Compensation and benefits	759	809	846	(6)	(4)
General and administrative expenses	377	396	404	(5)	(2)
Commission expenses	118	114	115	4	(1)
Restructuring expenses	8	9	–	(11)	–
Total other operating expenses	503	519	519	(3)	0
Total operating expenses	1,262	1,328	1,365	(5)	(3)
Income before taxes	1,495	1,024	1,291	46	(21)
Statement of operations metrics (%)
Cost/income ratio	46.2	51.9	50.2	–	–
Net revenue detail (CHF million)
Net interest income	1,093	1,069	1,125	2	(5)
Recurring commissions and fees	718	665	663	8	0
Transaction-based revenues	766	755	732	1	3
Other revenues	156	71	199	120	(64)
Net revenues	2,733	2,560	2,719	7	(6)
Number of relationship managers
Number of relationship managers	500	480	510	4	(6)

Total operating expenses
Compared to 2020, total operating expenses of CHF 1,262 million decreased 5%, primarily reflecting lower compensation and benefits as well as lower general and administrative expenses. Compensation and benefits of CHF 759 million decreased 6%, driven by lower discretionary compensation expenses. General and administrative expenses of CHF 377 million decreased 5%, primarily reflecting lower litigation provisions, partially offset by higher allocated corporate function costs. 2020 included major litigation provisions of CHF 45 million.
2020 results details
Income before taxes of CHF 1,024 million decreased 21% compared to 2019, reflecting lower net revenues and higher provision for credit losses, partially offset by lower total operating expenses.
Net revenues
Compared to 2019, net revenues of CHF 2,560 million decreased 6%, mainly driven by lower other revenues. Other revenues in 2020 included the SIX equity investment revaluation gain of CHF 50 million, the gain related to the completed transfer of the InvestLab fund platform of CHF 25 million and the gain on the equity investment in Allfunds Group of CHF 38 million. Other revenues in 2019 included the SIX equity investment revaluation gain of CHF 157 million and the gain of CHF 98 million related to the transfer of the InvestLab fund platform. Net interest income of CHF 1,069 million decreased 5%, with lower deposit margins on lower average deposit volumes and lower loan margins on stable average loan volumes. Recurring commissions and fees of CHF 665 million were stable, with higher fund and investment advisory fees and higher fees from lending activities, offset by lower banking services fees. Transaction-based revenues of CHF 755 million increased 3%, mainly reflecting higher revenues from GTS, higher revenues from our Swiss investment banking business and increased brokerage and product issuing fees, partially offset by lower fees from foreign exchange client business and lower equity participations income, which included the lower dividend from our ownership interest in SIX Group.
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
Assets under management
As of the end of 2021, assets under management of CHF 513.5 billion were CHF 50.9 billion higher compared to the end of 2020, mainly due to favorable market movements, net new assets and structural effects. Net new assets of CHF 5.1 billion reflected inflows from our pension and external asset managers businesses. Structural effects included the transfer of assets under management of CHF 4.0 billion from Private Clients in the first quarter of 2021 related to the integration of NAB.
As of the end of 2020, assets under management of CHF 462.6 billion were CHF 26.2 billion higher compared to the end of 2019, mainly driven by favorable market movements and net new assets, partially offset by unfavorable foreign exchange-related movements. Net new assets of CHF 13.7 billion mainly reflected inflows from our pension business.

International Wealth Management
In 2021, we reported income before taxes of CHF 976 million and net revenues of CHF 3,462 million. Income before taxes decreased 11% compared to 2020, primarily reflecting lower net revenues, partially offset by lower provision for credit losses.
Results summary
2021 results
In 2021, income before taxes of CHF 976 million decreased 11% compared to 2020. Net revenues of CHF 3,462 million decreased 8% compared to 2020, driven by lower transaction- and performance-based revenues and lower net interest income, partially offset by higher other revenues and higher recurring commissions and fees. Other revenues in 2021 included a gain on the equity investment in Allfunds Group of CHF 249 million, a gain on the sale of real estate of CHF 19 million and gains on the sale of businesses of CHF 17 million, partially offset by a loss from the sale of Credit Suisse Life & Pensions AG of CHF 35 million in the third quarter of 2021 and a SIX equity investment revaluation loss of CHF 27 million. Other revenues in 2020 included a gain of CHF 15 million related to the completed transfer of the InvestLab fund platform as well as a SIX equity investment revaluation gain of CHF 61 million and a gain on the equity investment in Allfunds Group of CHF 51 million. In 2021, we recorded a release of provision for credit losses of CHF 14 million on a net loan portfolio of CHF 53.2 billion, compared to CHF 110 million provision for credit losses on a net loan portfolio of CHF 52.2 billion in 2020. Provision for credit losses in 2021 included a release of non-specific provisions for expected credit losses of CHF 47 million. Total operating expenses of CHF 2,500 million decreased 2% compared to 2020, driven by lower compensation and benefits and lower restructuring expenses, partially offset by higher general and administrative expenses.
We continue to closely monitor the COVID-19 pandemic and its effects on our operations and businesses.
> Refer to “Results summary” in Credit Suisse for further information related to the COVID-19 pandemic.
Divisional results
	in / end of			% change
	2021	2020	2019	21 / 20	20 / 19
Statements of operations (CHF million)
Net revenues	3,462	3,747	4,181	(8)	(10)
Provision for credit losses	(14)	110	48	–	129
Compensation and benefits	1,548	1,658	1,688	(7)	(2)
General and administrative expenses	785	707	710	11	0
Commission expenses	155	144	149	8	(3)
Restructuring expenses	12	37	–	(68)	–
Total other operating expenses	952	888	859	7	3
Total operating expenses	2,500	2,546	2,547	(2)	0
Income before taxes	976	1,091	1,586	(11)	(31)
Statement of operations metrics (%)
Return on regulatory capital	16.2	18.4	26.2	–	–
Cost/income ratio	72.2	67.9	60.9	–	–
Number of employees (full-time equivalents)
Number of employees	8,110	7,880	7,940	3	(1)

Divisional results (continued)
	in / end of			% change
	2021	2020	2019	21 / 20	20 / 19
Net revenue detail (CHF million)
Net interest income	1,082	1,265	1,419	(14)	(11)
Recurring commissions and fees	1,197	1,136	1,205	5	(6)
Transaction- and performance-based revenues	964	1,221	1,186	(21)	3
Other revenues	219	125	371	75	(66)
Net revenues	3,462	3,747	4,181	(8)	(10)
Balance sheet statistics (CHF million)
Total assets	88,715	91,503	86,555	(3)	6
Net loans	53,187	52,167	53,771	2	(3)
Risk-weighted assets	30,942	34,017	33,742	(9)	1
Leverage exposure	104,310	101,025	95,356	3	6
Margins on assets under management (bp)
Gross margin [1]	89	107	115	–	–
Net margin [2]	25	31	44	–	–
Number of relationship managers
Number of relationship managers	1,100	1,140	1,150	(4)	(1)
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
2020 results
In 2020, income before taxes of CHF 1,091 million decreased 31% compared to 2019. Net revenues of CHF 3,747 million were 10% lower compared to 2019, driven by significantly lower other revenues, lower net interest income and lower recurring commissions and fees, partially offset by higher transaction-based revenues. Other revenues in 2020 included the gain of CHF 15 million related to the completed transfer of the InvestLab fund platform as well as the SIX equity investment revaluation gain of CHF 61 million and the gain on the equity investment in Allfunds Group of CHF 51 million. Other revenues in 2019 included a SIX equity investment revaluation gain of CHF 192 million, a gain of CHF 131 million related to the transfer of the InvestLab fund platform and gains on the sale of real estate of CHF 45 million. Provision for credit losses was CHF 110 million on a net loan portfolio of CHF 52.2 billion, compared to CHF 48 million provision for credit losses on a net loan portfolio of CHF 53.8 billion in 2019. Provision for credit losses in 2020 was mainly related to ship finance. Total operating expenses of CHF 2,546 million were stable compared to 2019, with lower compensation and benefits, offset by restructuring expenses of CHF 37 million in 2020.
Results in 2020 were impacted by the weakening of the average rate of the US dollar against the Swiss franc, which adversely impacted revenues, but favorably impacted expenses.
The COVID-19 pandemic negatively affected our business performance in 2020, including higher provision for credit losses, adverse foreign exchange-related movements and a sharp reduction in US dollar interest rates.
> Refer to “Results summary” in Credit Suisse for further information related to the COVID-19 pandemic.
Capital and leverage metrics
As of the end of 2021, we reported risk-weighted assets of CHF 30.9 billion, a decrease of CHF 3.1 billion compared to the end of 2020, mainly driven by movements in risk levels in credit risk, primarily reflecting decreases in lending exposures. Leverage exposure of CHF 104.3 billion was CHF 3.3 billion higher compared to the end of 2020, driven by an increase in HQLA and business growth.

Reconciliation of adjustment items
	International Wealth Management
in	2021	2020	2019
Adjusted results (CHF million)
Net revenues	3,462	3,747	4,181
Real estate (gains)/losses	(19)	0	(45)
(Gains)/losses on business sales	18	0	0
Adjusted net revenues	3,461	3,747	4,136
Significant items
Gain related to InvestLab transfer	0	(15)	(131)
Gain on equity investment in Allfunds Group	(249)	(51)	0
(Gain)/loss on equity investment in SIX Group AG	27	(61)	(192)
Adjusted net revenues excluding significant items	3,239	3,620	3,813
Provision for credit losses	(14)	110	48
Total operating expenses	2,500	2,546	2,547
Restructuring expenses	(12)	(37)	–
Major litigation provisions	9	11	30
Expenses related to real estate disposals	(7)	(5)	(17)
Adjusted total operating expenses	2,490	2,515	2,560
Significant items
Expenses related to equity investment in Allfunds Group	(7)	0	0
Adjusted total operating expenses excluding significant items	2,483	2,515	2,560
Income before taxes	976	1,091	1,586
Adjusted income before taxes	985	1,122	1,528
Adjusted income before taxes excluding significant items	770	995	1,205
Adjusted return on regulatory capital (%)	16.3	18.9	25.2
Adjusted return on regulatory capital excluding significant items (%)	12.8	16.8	19.9
Adjusted results and adjusted results excluding significant items are non-GAAP financial measures. Refer to "Reconciliation of adjustment items" in Credit Suisse for further information.
2021 results details
Income before taxes of CHF 976 million decreased 11% compared to 2020, primarily reflecting lower net revenues, partially offset by lower provision for credit losses.
Net revenues
Compared to 2020, net revenues of CHF 3,462 million were 8% lower, driven by lower transaction- and performance-based revenues and lower net interest income, partially offset by higher other revenues and higher recurring commissions and fees. Transaction- and performance-based revenues of CHF 964 million decreased 21%, mainly reflecting lower client activity, lower revenues from GTS and a revaluation loss on an investment compared to a revaluation gain on the same investment in 2020. Net interest income of CHF 1,082 million decreased 14%, with lower deposit margins on higher average deposit volumes, a negative impact from other banking book positions and lower treasury revenues, partially offset by lower loan margins on higher average loan volumes. Other revenues in 2021 included the gain on the equity investment in Allfunds Group of CHF 249 million, the gain on the sale of real estate of CHF 19 million and the gains on the sale of businesses of CHF 17 million, partially offset by the loss from the sale of Credit Suisse Life & Pensions AG of CHF 35 million in the third quarter of 2021 and the SIX equity investment revaluation loss of CHF 27 million. Other revenues in 2020 included the gain of CHF 15 million related to the completed transfer of the InvestLab fund platform as well as the SIX equity investment revaluation gain of CHF 61 million and the gain on the equity investment in Allfunds Group of CHF 51 million. Recurring commissions and fees of CHF 1,197 million increased 5%, mainly driven by higher investment product management fees, higher discretionary mandate management fees and higher security account and custody services fees, partially offset by lower banking services fees.
Provision for credit losses
The loan portfolio primarily comprises lombard loans, mainly backed by listed securities, ship finance and real estate mortgages.
In 2021, we recorded a release of provision for credit losses of CHF 14 million, compared to CHF 110 million in 2020. Provision for credit losses in 2021 mainly reflected a release of non-specific provisions for expected credit losses of CHF 47 million, partially offset by provisions relating to several individual cases.

Total operating expenses
Compared to 2020, total operating expenses of CHF 2,500 million decreased 2%, driven by lower compensation and benefits and lower restructuring expenses, partially offset by higher general and administrative expenses. Compensation and benefits of CHF 1,548 million decreased 7%, mainly reflecting lower discretionary compensation expenses and lower deferred compensation expenses from prior-year awards. General and administrative expenses of CHF 785 million increased 11%, primarily reflecting higher allocated corporate function costs and higher professional services fees.
Margins
Our gross margin was 89 basis points in 2021, 18 basis points lower compared to 2020, driven by an 11.0% increase in average assets under management, lower transaction- and performance-based revenues and lower net interest income, partially offset by higher other revenues and higher recurring commissions and fees.
> Refer to “Assets under management” for further information.
Our net margin was 25 basis points in 2021, six basis points lower compared to 2020, mainly reflecting lower net revenues and the higher average assets under management, partially offset by lower provision for credit losses.
2020 results details
Income before taxes of CHF 1,091 million decreased 31% compared to 2019, primarily reflecting lower net revenues.
Net revenues
Compared to 2019, net revenues of CHF 3,747 million were 10% lower, driven by significantly lower other revenues, lower net interest income and lower recurring commissions and fees, partially offset by higher transaction- and performance-based revenues. Other revenues in 2020 included the gain of CHF 15 million related to the completed transfer of the InvestLab fund platform as well as the SIX equity investment revaluation gain of CHF 61 million and the gain on the equity investment in Allfunds Group of CHF 51 million. Other revenues in 2019 included the SIX equity investment revaluation gain of CHF 192 million, the gain of CHF 131 million related to the transfer of the InvestLab fund platform and the gains on the sale of real estate of CHF 45 million. Net interest income of CHF 1,265 million decreased 11%, with lower deposit margins on higher average deposit volumes, lower loan margins on lower average loan volumes and lower treasury revenues. Recurring commissions and fees of CHF 1,136 million decreased 6%, mainly driven by lower investment product management fees and lower discretionary mandate management fees. Transaction- and performance-based revenues of CHF 1,221 million increased 3%, mainly reflecting higher revenues from GTS and higher client activity, partially offset by lower equity participations income, which included a lower dividend from our ownership interest in SIX Group, lower performance fees and lower corporate advisory fees from integrated solutions.
Provision for credit losses
In 2020, we recorded provision for credit losses of CHF 110 million, compared to CHF 48 million in 2019. Provision for credit losses in 2020 was mainly related to ship finance.
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

Assets under management
As of the end of 2021, assets under management of CHF 390.7 billion were CHF 25.3 billion higher compared to the end of 2020, driven by favorable market movements, net new assets and favorable foreign exchange-related movements, partially offset by structural effects mainly in relation to the wind down of the supply chain finance funds and certain business exits. Net new assets of CHF 11.0 billion mainly reflected inflows in emerging markets and Western Europe.
As of the end of 2020, assets under management of CHF 365.4 billion were CHF 4.6 billion lower compared to the end of 2019, driven by unfavorable foreign exchange-related movements, partially offset by net new assets and favorable market movements. Net new assets of CHF 16.7 billion mainly reflected inflows from both emerging markets and Western Europe.
Assets under management
	in / end of			% change
	2021	2020	2019	21 / 20	20 / 19
Assets under management (CHF billion)
Assets under management	390.7	365.4	370.0	6.9	(1.2)
Average assets under management	388.4	349.8	364.5	11.0	(4.0)
Assets under management by currency (CHF billion)
USD	202.1	180.5	179.2	12.0	0.7
EUR	110.1	110.4	101.4	(0.3)	8.9
CHF	18.5	17.9	18.7	3.4	(4.3)
Other	60.0	56.6	70.7	6.0	(19.9)
Assets under management	390.7	365.4	370.0	6.9	(1.2)
Growth in assets under management (CHF billion)
Net new assets	11.0	16.7	11.0	–	–
Other effects	14.3	(21.3)	1.5	–	–
of which market movements	19.2	11.6	31.1	–	–
of which foreign exchange	1.7	(28.8)	(8.2)	–	–
of which other	(6.6)	(4.1)	(21.4)	–	–
Growth in assets under management	25.3	(4.6)	12.5	–	–
Growth in assets under management (%)
Net new assets	3.0	4.5	3.1	–	–
Other effects	3.9	(5.7)	0.4	–	–
Growth in assets under management	6.9	(1.2)	3.5	–	–

Asia Pacific
In 2021, we reported income before taxes of CHF 994 million and net revenues of CHF 3,242 million. Income before taxes increased 20% compared to 2020, reflecting lower provision for credit losses and higher net revenues, partially offset by higher total operating expenses.
Results summary
2021 results
In 2021, income before taxes of CHF 994 million increased 20% compared to 2020 due to lower provision for credit losses and higher net revenues, partially offset by higher total operating expenses, including the goodwill impairment charge. Net revenues of CHF 3,242 million increased 3%, driven by higher other revenues, higher recurring commissions and fees and higher transaction-based revenues, partially offset by lower net interest income. Other revenues in 2021 included a gain on the equity investment in Allfunds Group of CHF 187 million. Other revenues in 2020 included a gain related to the completed transfer of the InvestLab fund platform to Allfunds Group of CHF 25 million and a gain on the equity investment in Allfunds Group of CHF 38 million. Provision for credit losses was CHF 27 million on a net loan portfolio of CHF 35.9 billion compared to CHF 236 million of provision for credit losses on a net loan portfolio of CHF 38.6 billion in 2020. Provision for credit losses in 2021 was driven by several individual cases, partially offset by a release related to non-specific provisions for expected credit losses of CHF 12 million. Compared to 2020, total operating expenses of CHF 2,221 million increased 6%, primarily reflecting the goodwill impairment charge and higher general and administrative expenses, partially offset by lower compensation and benefits.
We continue to closely monitor the COVID-19 pandemic and its effects on our operations and businesses.
> Refer to “Results summary” in Credit Suisse for further information related to the COVID-19 pandemic.
Divisional results
	in / end of			% change
	2021	2020	2019	21 / 20	20 / 19
Statements of operations (CHF million)
Net revenues	3,242	3,155	3,029	3	4
Provision for credit losses	27	236	55	(89)	329
Compensation and benefits	1,288	1,319	1,285	(2)	3
General and administrative expenses	667	614	620	9	(1)
Commission expenses	159	154	147	3	5
Goodwill impairment	103	0	0	–	–
Restructuring expenses	4	4	–	–	–
Total other operating expenses	933	772	767	21	1
Total operating expenses	2,221	2,091	2,052	6	2
Income before taxes	994	828	922	20	(10)
Statement of operations metrics (%)
Return on regulatory capital	21.3	17.1	16.6	–	–
Cost/income ratio	68.5	66.3	67.7	–	–
Balance sheet statistics (CHF million)
Total assets	67,395	67,356	73,719	0	(9)
Net loans	35,863	38,625	45,969	(7)	(16)
Risk-weighted assets	24,698	26,589	31,857	(7)	(17)
Leverage exposure	74,530	74,307	81,090	–	(8)
Number of employees (full-time equivalents)
Number of employees	7,530	6,890	6,530	9	6

Divisional results (continued)
	in / end of			% change
	2021	2020	2019	21 / 20	20 / 19
Net revenue detail (CHF million)
Net interest income	949	1,071	1,118	(11)	(4)
Recurring commissions and fees	414	348	378	19	(8)
Transaction-based revenues	1,692	1,670	1,433	1	17
Other revenues	187	66	100	183	(34)
Net revenues	3,242	3,155	3,029	3	4
Margins on assets under management (annualized) (bp)
Gross margin [1]	141	147	141	–	–
Net margin [2]	43	39	43	–	–
Number of relationship managers
Number of relationship managers	680	600	600	13	0
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
2020 results
In 2020, income before taxes of CHF 828 million decreased 10% compared to 2019, mainly due to higher provision for credit losses, partially offset by higher net revenues. Net revenues of CHF 3,155 million increased 4%, driven by higher transaction-based revenues, partially offset by lower net interest income, lower other revenues and lower recurring commissions and fees. Other revenues in 2020 included a gain related to the completed transfer of the InvestLab fund platform to Allfunds Group of CHF 25 million and a gain on the equity investment in Allfunds Group of CHF 38 million. Other revenues in 2019 included a gain of CHF 98 million related to the transfer of the InvestLab fund platform. Provision for credit losses was CHF 236 million on a net loan portfolio of CHF 38.6 billion compared to CHF 55 million of provision for credit losses on a net loan portfolio of CHF 46.0 billion in 2019. Provision for credit losses in 2020 was driven by several individual cases across various industries, including relating to airline, catering and food and beverage companies. Compared to 2019, total operating expenses of CHF 2,091 million increased 2%, primarily reflecting higher compensation and benefits.
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
> Refer to “Results summary” in Credit Suisse for further information related to the COVID-19 pandemic.
Capital and leverage metrics
As of the end of 2021, we reported risk-weighted assets of CHF 24.7 billion, a decrease of CHF 1.9 billion compared to the end of 2020, primarily due to movements in risk levels in credit risk, mainly related to reduced lending exposures, partially offset by the foreign exchange impact. Leverage exposure was CHF 74.5 billion, an increase of CHF 0.2 billion compared to the end of 2020, driven by the foreign exchange impact and higher HQLA, largely offset by lower business usage.

Reconciliation of adjustment items
	Asia Pacific
in	2021	2020	2019
Adjusted results (CHF million)
Net revenues	3,242	3,155	3,029
Significant items
Gain related to InvestLab transfer	0	(25)	(98)
Gain on equity investment in Allfunds Group	(187)	(38)	0
Adjusted net revenues excluding significant items	3,055	3,092	2,931
Provision for credit losses	27	236	55
Total operating expenses	2,221	2,091	2,052
Goodwill impairment	(103)	0	0
Restructuring expenses	(4)	(4)	0
Major litigation provisions	0	0	0
Adjusted total operating expenses	2,114	2,087	2,052
Significant items
Expenses related to equity investment in Allfunds Group	(7)	0	0
Adjusted total operating expenses excluding significant items	2,107	2,087	2,052
Income before taxes	994	828	922
Adjusted income before taxes	1,101	832	922
Adjusted income before taxes excluding significant items	921	769	824
Adjusted return on regulatory capital (%)	23.6	17.2	16.6
Adjusted return on regulatory capital excluding significant items (%)	19.7	15.9	14.8
Adjusted results and adjusted results excluding significant items are non-GAAP financial measures. Refer to “Reconciliation of adjustment items” in Credit Suisse for further information.
2021 results details
Income before taxes of CHF 994 million increased 20% compared to 2020, reflecting lower provision for credit losses and higher net revenues, partially offset by higher total operating expenses.
Net revenues
Net revenues of CHF 3,242 million increased 3% compared to 2020, mainly reflecting higher other revenues and higher recurring commissions and fees, partially offset by lower net interest income. Other revenues in 2021 included a gain on the equity investment in Allfunds Group of CHF 187 million. Other revenues in 2020 included a gain related to the completed transfer of the InvestLab fund platform to Allfunds Group of CHF 25 million and the gain on the equity investment in Allfunds Group of CHF 38 million. Recurring commissions and fees of CHF 414 million increased 19%, mainly reflecting higher investment product management fees, discretionary mandate management fees and investment advisory fees. Transaction-based revenues of CHF 1,692 million increased slightly, primarily reflecting higher financing revenues, largely offset by lower revenues from GTS. Financing revenues in 2021 mainly reflected the significantly lower unrealized mark-to-market losses, net of hedges, of CHF 29 million on our fair valued portfolio, compared to losses, net of hedges, of CHF 210 million in 2020. Net interest income decreased 11% to CHF 949 million, mainly reflecting lower loan margins on stable average loan volumes and significantly lower deposit margins on higher average deposit volumes, partially offset by higher treasury revenues.
Provision for credit losses
The loan portfolio primarily comprises lombard loans, which are mainly backed by listed securities, share-backed loans and secured and unsecured loans to corporates.
In 2021, we recorded provision for credit losses of CHF 27 million compared to provision for credit losses of CHF 236 million in 2020. Provision for credit losses in 2021 was driven by several individual cases and included a release of provision for credit losses related to non-specific provisions for expected credit losses of CHF 12 million.
Total operating expenses
Total operating expenses of CHF 2,221 million increased 6% compared to 2020, mainly reflecting the goodwill impairment charge and higher general and administrative expenses, partially offset by lower compensation and benefits. General and administrative expenses increased 9% to CHF 667 million, mainly due to higher professional services fees, higher IT machinery and equipment costs and higher allocated corporate function costs. Compensation and benefits decreased 2% to CHF 1,288 million, mainly reflecting lower discretionary compensation expenses and lower deferred compensation expenses from prior-year awards, partially offset by higher salary expenses, primarily due to headcount-related growth investments.
Margins
Our gross margin was 141 basis points in 2021, 6 basis points lower compared to 2020, mainly reflecting a 7% increase in average assets under management.
> Refer to “Assets under management” for further information.

Our net margin was 43 basis points in 2021, 4 basis point higher compared to 2020, reflecting lower provision for credit losses and higher net revenues, partially offset by higher total operating expenses and the increase in average assets under management.
2020 results details
Income before taxes of CHF 828 million decreased 10% compared to 2019, reflecting higher provision for credit losses and higher total operating expenses, partially offset by higher net revenues.
Net revenues
Net revenues of CHF 3,155 million increased 4% compared to 2019, reflecting higher transaction-based revenues, partially offset by lower net interest income, lower other revenues and lower recurring commissions and fees. Transaction-based revenues increased 17% to CHF 1,670 million, primarily reflecting higher revenues from GTS, higher client activity, higher structured equity origination and equity underwriting revenues, partially offset by lower financing revenues and lower fees from mergers and acquisitions (M&A) transactions. Financing revenues reflected unrealized mark-to-market losses on our fair valued portfolio. Net interest income decreased 4% to CHF 1,071 million, mainly reflecting significantly lower deposit margins on lower average deposit volumes and lower average loan volumes despite higher loan margins, partially offset by higher treasury revenues. Other revenues in 2020 included the gain of CHF 25 million related to the completed transfer of the InvestLab fund platform to Allfunds Group and the gain on the equity investment in Allfunds Group of CHF 38 million compared to the gain of CHF 98 million related to the transfer of the InvestLab fund platform in 2019. Recurring commissions and fees of CHF 348 million decreased 8%, mainly reflecting lower investment product management fees, security account and custody services fees and fees from lending activities, partially offset by higher discretionary mandate management fees.
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

Assets under management
As of the end of 2021, assets under management of CHF 218.8 billion were CHF 2.5 billion lower compared to the end of 2020, reflecting unfavorable market movements, structural effects related to the strategic decision to exit substantially all of our prime services businesses and net asset outflows, partially offset by favorable foreign exchange-related movements. Net asset outflows of CHF 1.1 billion mainly reflected outflows from Japan and China, and included client deleveraging as well as de-risking measures taken during the year, partially offset by inflows from Australia.
As of the end of 2020, assets under management of CHF 221.3 billion were CHF 1.3 billion higher compared to the end of 2019, mainly reflecting favorable market movements and net new assets, largely offset by unfavorable foreign exchange-related movements. Net new assets of CHF 8.6 billion mainly reflected inflows from Southeast Asia, Australia, Japan and Greater China.
Assets under management
	in / end of			% change
	2021	2020	2019	21 / 20	20 / 19
Assets under management (CHF billion)
Assets under management	218.8	221.3	220.0	(1.1)	0.6
Average assets under management	230.3	214.9	215.2	7.2	(0.1)
Assets under management by currency (CHF billion)
USD	123.4	122.5	122.7	0.7	(0.2)
EUR	7.3	6.0	7.0	21.7	(14.3)
CHF	2.1	1.7	1.8	23.5	(5.6)
Other	86.0	91.1	88.5	(5.6)	2.9
Assets under management	218.8	221.3	220.0	(1.1)	0.6
Growth in assets under management (CHF billion)
Net new assets	(1.1)	8.6	8.7	–	–
Other effects	(1.4)	(7.3)	12.0	–	–
of which market movements	(3.6)	10.3	17.0	–	–
of which foreign exchange	4.8	(17.2)	(3.2)	–	–
of which other	(2.6)	(0.4)	(1.8)	–	–
Growth in assets under management	(2.5)	1.3	20.7	–	–
Growth in assets under management (%)
Net new assets	(0.5)	3.9	4.4	–	–
Other effects	(0.6)	(3.3)	6.0	–	–
Growth in assets under management	(1.1)	0.6	10.4	–	–

Asset Management
In 2021, we reported income before taxes of CHF 300 million and net revenues of CHF 1,456 million. Income before taxes increased significantly compared to 2020, primarily driven by overall stronger net revenues.
Results summary
2021 results
In 2021, we reported income before taxes of CHF 300 million, which increased significantly compared to 2020, mainly due to higher net revenues. Net revenues of CHF 1,456 million increased 34% compared to 2020, driven by higher investment and partnership income, increased performance and placement revenues and growth in management fees, reflecting higher average assets under management. Investment and partnership income in 2021 included an impairment of CHF 113 million related to York, while 2020 included an impairment of CHF 414 million related to York, partially offset by a gain of CHF 203 million related to the completed transfer of the InvestLab fund platform. Total operating expenses of CHF 1,156 million increased 2% compared to 2020, mainly due to higher general and administrative expenses, partially offset by lower compensation and benefits and restructuring expenses incurred in 2020.
We continue to closely monitor the COVID-19 pandemic and its effects on our operations and businesses.
> Refer to “Results summary” in Credit Suisse for further information related to the COVID-19 pandemic.
2020 results
In 2020, we reported a loss before taxes of CHF 39 million compared to income before taxes of CHF 479 million in 2019, mainly reflecting lower net revenues. Net revenues of CHF 1,090 million decreased 33% compared to 2019, mainly driven by the CHF 414 million impairment loss related to York reflected in investment and partnership income. Total operating expenses of CHF 1,129 million decreased 2%, compared to 2019, reflecting lower compensation and benefits and lower general and administrative expenses, partially offset by restructuring expenses of CHF 18 million in 2020. Results in 2020 were impacted by the weakening of the average rate of the US dollar against the Swiss franc, which favorably impacted our results.
The COVID-19 pandemic negatively affected our business performance in 2020, including adverse foreign exchange-related movements and lower investment-related revenues.
> Refer to “Results summary” in Credit Suisse for further information related to the COVID-19 pandemic.
Divisional results
	in / end of			% change
	2021	2020	2019	21 / 20	20 / 19
Statements of operations (CHF million)
Net revenues	1,456	1,090	1,635	34	(33)
Provision for credit losses	0	0	1	–	(100)
Compensation and benefits	612	652	689	(6)	(5)
General and administrative expenses	427	373	393	14	(5)
Commission expenses	114	86	73	33	18
Restructuring expenses	3	18	–	(83)	–
Total other operating expenses	544	477	466	14	2
Total operating expenses	1,156	1,129	1,155	2	(2)
Income/(loss) before taxes	300	(39)	479	–	–
Statement of operations metrics (%)
Return on regulatory capital	33.9	(4.0)	44.6	–	–
Cost/income ratio	79.4	103.6	70.6	–	–
Number of employees (full-time equivalents)
Number of employees	2,270	1,970	2,290	15	(14)

Divisional results (continued)
	in / end of			% change
	2021	2020	2019	21 / 20	20 / 19
Net revenue detail (CHF million)
Management fees	1,152	1,050	1,112	10	(6)
Performance and placement revenues	272	170	244	60	(30)
Investment and partnership income	32	(130)	279	–	–
Net revenues	1,456	1,090	1,635	34	(33)
of which recurring commissions and fees	1,084	1,003	1,026	8	(2)
of which transaction- and performance-based revenues	471	377	615	25	(39)
of which other revenues	(99)	(290)	(6)	(66)	–
Balance sheet statistics (CHF million)
Total assets	3,393	3,703	4,722	(8)	(22)
Risk-weighted assets	8,230	8,983	9,787	(8)	(8)
Leverage exposure	2,527	2,989	3,729	(15)	(20)
Management fees include fees on assets under management, asset administration revenues and transaction fees related to the acquisition and disposal of investments in the funds being managed. Performance revenues relate to the performance or return of the funds being managed and includes investment-related gains and losses from proprietary funds. Placement revenues arise from our third-party private equity fundraising activities and secondary private equity market advisory services. Investment and partnership income includes equity participation income from seed capital returns and from minority investments in third-party asset managers, income from strategic partnerships and distribution agreements and other revenues.

Capital and leverage metrics
As of the end of 2021, we reported RWA of CHF 8.2 billion, a decrease of CHF 0.8 billion compared to the end of 2020, mainly related to movements in risk levels in credit risk driven by the York impairment loss. In addition, the redemption of a hedge fund investment in 2021 decreased market risk levels allocated to Asset Management. Leverage exposure of CHF 2.5 billion was CHF 0.5 billion lower compared to the end of 2020, mainly driven by the deleveraging of the non-core investment and partnership portfolio.
Reconciliation of adjustment items
	Asset Management
in	2021	2020	2019
Adjusted results (CHF million)
Net revenues	1,456	1,090	1,635
Significant items
Gain related to InvestLab transfer	0	(203)	0
Impairment on York Capital Management	113	414	0
Adjusted net revenues excluding significant items	1,569	1,301	1,635
Provision for credit losses	0	0	1
Total operating expenses	1,156	1,129	1,155
Restructuring expenses	(3)	(18)	0
Expenses related to real estate disposals	(1)	(2)	(4)
Adjusted total operating expenses	1,152	1,109	1,151
Income/(loss) before taxes	300	(39)	479
Adjusted income/(loss) before taxes	304	(19)	483
Adjusted income before taxes excluding significant items	417	192	483
Adjusted return on regulatory capital (%)	34.5	(2.0)	44.9
Adjusted return on regulatory capital excluding significant items (%)	47.3	19.4	44.9
Adjusted results and adjusted results excluding significant items are non-GAAP financial measures. Refer to “Reconciliation of adjustment items” in Credit Suisse for further information.

2021 results details
In 2021, we reported income before taxes of CHF 300 million compared to a loss before taxes of CHF 39 million in 2020. The increase mainly reflected higher net revenues.
Net revenues
Compared to 2020, net revenues of CHF 1,456 million increased 34%. Investment and partnership income of CHF 32 million increased significantly, mainly due to the reduced York impairment. Investment and partnership income in 2021 included the impairment of CHF 113 million to the valuation of our non-controlling interest in York, while 2020 included the impairment of CHF 414 million related to York, partially offset by a gain of CHF 203 million related to the completed transfer of the InvestLab fund platform. Management fees of CHF 1,152 million increased 10%, mainly reflecting higher average assets under management. Performance and placement revenues of CHF 272 million increased 60%, related to gains on seed money investments in 2021 compared to losses in 2020 and higher placement fees.
Total operating expenses
Total operating expenses of CHF 1,156 million increased 2%, compared to 2020, mainly due to higher general and administrative and commission expenses, partially offset by lower compensation and benefits and the higher restructuring expenses incurred in 2020. General and administrative expenses of CHF 427 million increased 14%, mainly reflecting increased professional services fees, including those relating to the wind down and administration of our supply chain finance funds. Compensation and benefits of CHF 612 million decreased 6%, primarily driven by lower discretionary compensation expenses. 2020 included restructuring expenses of CHF 18 million.
2020 results details
In 2020, we reported a loss before taxes of CHF 39 million compared to income before taxes of CHF 479 million in 2019. The decrease mainly reflected lower net revenues due to the impairment loss related to York.
Net revenues
Compared to 2019, net revenues of CHF 1,090 million decreased 33%, mainly driven by the CHF 414 million impairment loss related to York reflected in investment and partnership income. Investment and partnership income in 2020 also included the gain of CHF 203 million related to the completed transfer of the InvestLab fund platform, while 2019 included gains on the sale of our remaining economic interest in a third-party manager relating to a private equity investment. Performance and placement revenues of CHF 170 million decreased 30%, mainly reflecting investment-related losses in 2020 compared to gains in 2019 and lower placement fees. Management fees of CHF 1,050 million decreased 6%, primarily reflecting lower real estate-related transaction fees.
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

Assets under management
As of the end of 2021, assets under management of CHF 476.8 billion were CHF 36.5 billion higher compared to the end of 2020, driven by favorable market movements and net new assets of CHF 14.6 billion, partially offset by structural effects of CHF 10.5 billion, mainly related to the wind down of our supply chain finance funds. Net new assets were mainly driven by inflows from investments and partnerships, primarily related to an emerging markets joint venture, and traditional investments, primarily related to index solutions.
As of the end of 2020, assets under management of CHF 440.3 billion were CHF 2.4 billion higher compared to the end of 2019, mainly reflecting favorable market movements and net new assets, partially offset by structural effects and unfavorable foreign exchange-related movements. Net new assets of CHF 15.5 billion mainly reflected inflows from traditional investments, primarily related to index solutions. Structural effects included CHF 14.8 billion relating to the sale of Wincasa AG in 2012 following the conclusion in 2020 of a transition period regarding the related assets under management.
Assets under management
	in / end of				% change
	2021		2020	2019	21 / 20	20 / 19
Assets under management (CHF billion)
Traditional investments	306.6		285.8	262.8	7.3	8.8
Alternative investments	116.3		109.5	130.6	6.2	(16.2)
Investments and partnerships	53.9		45.0	44.5	19.8	1.1
Assets under management	476.8		440.3	437.9	8.3	0.5
Average assets under management	463.9		428.7	416.3	8.2	3.0
Assets under management by currency (CHF billion)
USD	120.8		120.8	119.8	–	0.8
EUR	57.4		57.5	54.8	(0.2)	4.9
CHF	238.7		213.5	215.3	11.8	(0.8)
Other	59.9		48.5	48.0	23.5	1.0
Assets under management	476.8		440.3	437.9	8.3	0.5
Growth in assets under management (CHF billion)
Net new assets [1]	14.6		15.5	21.5	–	–
Other effects	21.9		(13.1)	27.7	–	–
of which market movements	28.0		18.4	33.7	–	–
of which foreign exchange	4.4		(14.2)	(5.3)	–	–
of which other	(10.5)	[2]	(17.3)	(0.7)	–	–
Growth in assets under management	36.5		2.4	49.2	–	–
Growth in assets under management (%)
Net new assets	3.3		3.5	5.5	–	–
Other effects	5.0		(3.0)	7.2	–	–
Growth in assets under management	8.3		0.5	12.7	–	–
1 Includes outflows for private equity assets reflecting realizations at cost and unfunded commitments on which a fee is no longer earned.
2 Includes CHF 7.9 billion relating to the exit of our supply chain finance funds business.

Investment Bank
In 2021, we reported a loss before taxes of CHF 3,703 million, including a goodwill impairment charge of CHF 1,520 million. Net revenues of CHF 8,888 million decreased 2% compared to a strong prior year, with lower sales and trading revenues, reflecting the loss related to Archegos and the impact of de-risking across our businesses, partially offset by higher capital markets and advisory revenues.
Results summary
2021 results
In 2021, we reported a loss before taxes of CHF 3,703 million, driven by a loss of CHF 4,803 million in respect of the failure by Archegos to meet its margin commitments and the goodwill impairment charge of CHF 1,520 million. Adjusted income before taxes excluding Archegos of CHF 2,884 million increased significantly compared to CHF 1,767 million in 2020. Net revenues of CHF 8,888 million decreased 2% compared to a strong prior year, reflecting lower sales and trading revenues, as a result of the loss related to Archegos, partially offset by higher capital markets and advisory activity. Excluding Archegos, net revenues increased 3%, primarily driven by higher capital markets and advisory activity. The year was characterized by constructive market conditions for many of our businesses, including higher underwriting issuance activity, driven by normalized levels of volatility, tightening of spreads and continued low interest rates. Fixed income sales and trading revenues decreased 15% compared to a strong prior year, which benefited from more favorable market conditions, reflecting reduced trading activity in macro, global credit products and emerging markets, partially offset by significantly higher securitized products revenues.
Divisional results
	in / end of			% change
	2021	2020	2019	21 / 20	20 / 19
Statements of operations (CHF million)
Net revenues	8,888	9,098	8,161	(2)	11
Provision for credit losses	4,193	471	104	–	353
Compensation and benefits	3,443	3,934	3,940	(12)	–
General and administrative expenses	2,826	2,409	2,470	17	(2)
Commission expenses	538	582	621	(8)	(6)
Goodwill impairment	1,520	0	0	–	–
Restructuring expenses	71	47	0	51	–
Total other operating expenses	4,955	3,038	3,091	63	(2)
Total operating expenses	8,398	6,972	7,031	20	(1)
Income/(loss) before taxes	(3,703)	1,655	1,026	–	61
Statement of operations metrics (%)
Return on regulatory capital	(22.8)	9.6	5.6	–	–
Cost/income ratio	94.5	76.6	86.2	–	–
Balance sheet statistics (CHF million)
Total assets [1]	211,802	271,976	268,997	(22)	1
Net loans	25,226	23,359	24,657	8	(5)
Risk-weighted assets	70,181	77,872	82,218	(10)	(5)
Risk-weighted assets (USD)	76,740	88,423	84,842	(13)	4
Leverage exposure [1]	281,326	320,828	334,759	(12)	(4)
Leverage exposure (USD) [1]	307,620	364,298	345,442	(16)	5
Number of employees (full-time equivalents)
Number of employees	17,750	17,560	17,050	1	3
1
Prior periods have been revised. Refer to “Note 1 – Summary of significant accounting policies – Revisions of prior period financial statements” in VI – Consolidated financial statements – Credit Suisse Group for further information.

Divisional results (continued)
	in			% change
	2021	2020	2019	21 / 20	20 / 19
Net revenue detail (CHF million)
Fixed income sales and trading	3,426	4,016	3,352	(15)	20
Equity sales and trading	1,763	2,410	2,278	(27)	6
Capital markets	3,026	2,353	1,860	29	27
Advisory and other fees	885	603	596	47	1
Other revenues [1]	(212)	(284)	75	(25)	–
Net revenues	8,888	9,098	8,161	(2)	11
1 Other revenues include treasury funding costs and changes in the carrying value of certain investments and costs of selling certain non-core positions in the corporate lending.
Equity sales and trading revenues decreased 27%, mainly reflecting a loss of CHF 470 million related to Archegos in prime services. Excluding this loss, revenues decreased 7% compared to a strong 2020, in light of our strategy to resize the prime services franchise, partially offset by significantly higher equity derivatives revenues. Capital markets revenues increased 29%, reflecting strong client activity across equity and debt capital markets, driven by increased issuance activity. Advisory and other fees increased 47%, reflecting higher revenues from completed M&A transactions. Provision for credit losses was CHF 4,193 million in 2021 compared to CHF 471 million in 2020. The provision for credit losses in 2021 was driven by a charge of CHF 4,307 million related to Archegos. Total operating expenses of CHF 8,398 million increased 20%, mainly due to the goodwill impairment charge. Adjusted total operating expenses excluding Archegos decreased 4% compared to 2020. In 2021, we incurred restructuring expenses of CHF 71 million.
We continue to closely monitor the COVID-19 pandemic and its effects on our operations and businesses.
> Refer to “Results summary” in Credit Suisse for further information related to the COVID-19 pandemic.
2020 results
In 2020, we reported income before taxes of CHF 1,655 million and net revenues of CHF 9,098 million. Market conditions were impacted by the global COVID-19 pandemic as well as geopolitical and macroeconomic uncertainties related to the UK’s withdrawal from the EU and the US elections, resulting in record levels of volatility. Results in 2020 were impacted by the weakening of the average rate of the US dollar against the Swiss franc, which adversely impacted revenues, but favorably impacted expenses. Net revenues increased 11% compared to 2019, driven by broad-based growth across all businesses. Fixed income sales and trading revenues increased 20%, reflecting strong macro, credit and emerging markets trading activity. Equity sales and trading revenues increased 6%, reflecting higher equity derivatives and cash equities trading activity due to significantly increased trading volumes and volatility. Capital markets revenues increased 27%, reflecting significantly higher equity capital markets revenues and increased share of wallet. Advisory and other fees increased 1%, reflecting higher revenues from completed M&A transactions despite a decline in industry-wide issuance activity. Provision for credit losses was CHF 471 million in 2020 compared to CHF 104 million in 2019, driven by the application of the CECL methodology, as well as negative developments in our corporate lending portfolio across various industries. Negative other revenues in 2020 mainly reflected higher funding costs related to COVID-19 and a loss from a single name counterparty. Total operating expenses of CHF 6,972 million were stable in Swiss francs, but increased 6% in US dollars, reflecting increased compensation and benefits and higher general and administrative and restructuring expenses. In 2020, we incurred restructuring expenses of CHF 47 million.
In 2020, operating conditions were impacted by unprecedented events, primarily driven by the global COVID-19 pandemic as well as geopolitical and macroeconomic uncertainties related to the UK’s withdrawal from the EU and the US elections. Uncertainty due to the spread of COVID-19 led to severe market dislocations including record levels of volatility, widening credit spreads and a collapse in energy prices. Major central banks and governments around the world responded by implementing unprecedented monetary and fiscal policy stimulus measures, which resulted in strong investor demand for yield with record debt and equity issuance levels and resulted in significantly higher volumes and client activity in our trading businesses, in particular our GTS business. However, the economic impact of the pandemic had a negative impact on our credit exposures.
> Refer to “Results summary” in Credit Suisse for further information related to the COVID-19 pandemic.
Capital and leverage metrics
As of the end of 2021, risk-weighted assets were USD 76.7 billion, a decrease of USD 11.7 billion compared to 2020, reflecting decreases in derivative and financing exposures in prime services, as well as business reductions in our corporate lending portfolio. Leverage exposure was USD 307.6 billion, a decrease of USD 56.7 billion compared to 2020, reflecting business reductions primarily in prime services, partially offset by increased HQLA.

Reconciliation of adjustment items
	Investment Bank
in	2021	2020	2019
Adjusted results (CHF million)
Net revenues	8,888	9,098	8,161
Real estate (gains)/losses	0	0	(7)
Adjusted net revenues	8,888	9,098	8,154
Archegos	470	0	0
Adjusted net revenues excluding Archegos	9,358	9,098	8,154
Provision for credit losses	4,193	471	104
Archegos	(4,307)	0	0
Provision for credit losses excluding Archegos	(114)	471	104
Total operating expenses	8,398	6,972	7,031
Goodwill impairment	(1,520)	0	0
Restructuring expenses	(71)	(47)	–
Major litigation provisions	(149)	(24)	0
Expenses related to real estate disposals	(44)	(41)	(76)
Adjusted total operating expenses	6,614	6,860	6,955
Archegos	(26)	0	0
Adjusted total operating expenses excluding Archegos	6,588	6,860	6,955
Income/(loss) before taxes	(3,703)	1,655	1,026
Adjusted income/(loss) before taxes	(1,919)	1,767	1,095
Adjusted income before taxes excluding Archegos	2,884	1,767	1,095
Adjusted return on regulatory capital (%)	(11.5)	10.2	6.0
Adjusted return on regulatory capital excluding Archegos (%)	18.3	10.2	6.0
Adjusted results and adjusted results excluding Archegos are non-GAAP financial measures. Refer to “Reconciliation of adjustment items” in Credit Suisse for further information.
2021 results details
Fixed income sales and trading
Fixed income sales and trading revenues of CHF 3,426 million decreased 15% compared to 2020, which benefited from more favorable market conditions, reflecting reduced trading activity in macro, global credit products and emerging markets, partially offset by higher securitized products revenues. Macro products revenues decreased significantly, driven by lower revenues in our rates and foreign exchange businesses due to significantly reduced volumes and volatility. In addition, global credit products revenues decreased, mainly reflecting lower investment grade and leverage finance trading activity compared to a strong prior year, which benefited from significantly higher trading volumes and client activity. In addition, emerging markets revenues decreased, driven by reduced structured credit, trading and financing activity across regions. These decreases were partially offset by higher securitized products revenues compared to a strong prior year, reflecting higher non-agency trading activity and increased asset finance revenues, partially offset by lower agency trading activity.
Equity sales and trading
Equity sales and trading revenues of CHF 1,763 million decreased 27% compared to 2020, mainly reflecting a loss of CHF 470 million related to Archegos in prime services. Excluding this loss, revenues decreased 7% compared to a strong 2020, in light of our strategy to resize the prime services franchise, partially offset by significantly higher equity derivatives revenues. Prime services revenues significantly decreased, primarily due to the loss related to Archegos and reduced capital usage as we significantly de-risked and resized the business. Cash equities revenues decreased slightly, reflecting lower trading activity in the US, partially offset by higher trading activity in Asia, driven by increased client activity. These declines were partially offset by significantly higher equity derivatives revenues, reflecting increased structured trading activity.
Capital markets
Capital markets revenues of CHF 3,026 million increased 29% compared to 2020, reflecting strong client activity across equity and debt capital markets, driven by increased issuance activity. Equity capital markets revenues increased, driven by higher initial public offering (IPO) and follow-on issuance activity. Debt capital markets revenues increased, reflecting significantly higher leveraged finance issuance activity.
Advisory and other fees
Revenues from advisory and other fees of CHF 885 million increased 47% compared to 2020, driven by higher revenues from completed M&A transactions.
Provision for credit losses
The Investment Bank recorded provision for credit losses of CHF 4,193 million in 2021 compared to CHF 471 million in 2020. The provision for credit losses in 2021 was driven by a charge of CHF 4,307 million, related to Archegos.

Total operating expenses
Total operating expenses of CHF 8,398 million increased 20% compared to 2020, mainly due to the goodwill impairment charge. Adjusted total operating expenses excluding Archegos decreased 4% compared to 2020. Compensation and benefits of CHF 3,443 million decreased 12%, primarily due to decreased discretionary compensation expenses and deferred compensation expenses from prior year awards, including a downward adjustment on outstanding performance share awards reflecting the full year divisional loss and malus and clawbacks of previously granted compensation awards, primarily in connection with Archegos. General and administrative expenses of CHF 2,826 million increased 17%, primarily due to increased litigation provisions, allocated corporate functions costs and professional services fees. In 2021, we incurred costs related to Archegos of CHF 26 million and restructuring expenses of CHF 71 million.
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
Global capital markets and advisory fees
	in			% change
	2021	2020	2019	21 / 20	20 / 19
Global capital markets and advisory fees (USD million)
Debt capital markets	1,488	1,356	1,203	10	13
Equity capital markets	1,714	1,192	570	44	109
Total capital markets	3,202	2,548	1,773	26	44
Advisory and other fees	1,163	800	752	45	6
Global capital markets and advisory fees	4,365	3,348	2,525	30	33
Until December 31, 2021, the Group’s global capital markets and advisory business operated across the Investment Bank, Asia Pacific and Swiss Universal Bank. In order to reflect the global performance and capabilities of this business and for enhanced comparability versus its peers, the table above aggregates total capital markets and advisory fees for the Group into a single metric in US dollar terms.

Corporate Center
In 2021, we reported a loss before taxes of CHF 1,896 million compared to a loss of CHF 2,172 million in 2020.
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
Treasury results include the impact of volatility in the valuations of certain central funding transactions such as structured notes issuances and swap transactions. Treasury results also include additional interest charges from transfer pricing to align funding costs to assets held in the Corporate Center and legacy funding costs. The Asset Resolution Unit is separately presented within our Corporate Center disclosures, including related asset funding costs. Certain activities not linked to the underlying portfolio, such as legacy funding costs, legacy litigation provisions, a specific client compliance function and noncontrolling interests without significant economic interest are recorded in the Corporate Center and are not reflected in the Asset Resolution Unit. Other revenues primarily include required elimination adjustments associated with trading in own shares, treasury commissions charged to divisions, the cost of certain hedging transactions executed in connection with the Group’s RWA and valuation hedging impacts from long-dated legacy deferred compensation and retirement programs mainly relating to former employees.
Compensation and benefits include fair value adjustments on certain deferred compensation plans not allocated to the segments and fair value adjustments on certain other long-dated legacy deferred compensation and retirement programs mainly relating to former employees.
Corporate Center results
	in / end of				% change
	2021	2020		2019	21 / 20	20 / 19
Statements of operations (CHF million)
Treasury results	(263)	(356)		(501)	(26)	(29)
Asset Resolution Unit	(94)	(178)		(144)	(47)	24
Other	204	218		218	(6)	0
Net revenues	(153)	(316)		(427)	(52)	(26)
Provision for credit losses	(7)	9		7	–	29
Compensation and benefits	265	352		489	(25)	(28)
General and administrative expenses	1,414	1,407		875	0	61
Commission expenses	72	81		68	(11)	19
Restructuring expenses	(1)	7		–	–	–
Total other operating expenses	1,485	1,495		943	(1)	59
Total operating expenses	1,750	1,847		1,432	(5)	29
Income/(loss) before taxes	(1,896)	(2,172)		(1,866)	(13)	16
of which Asset Resolution Unit	(231)	(337)		(383)	(31)	(12)
Balance sheet statistics (CHF million)
Total assets [1]	120,731	122,962		118,007	(2)	4
Risk-weighted assets	53,856	46,335		52,370	16	(12)
Leverage exposure [1]	125,155	18,340	[2]	124,796	–	(85)
1
Prior periods have been revised. Refer to “Note 1 – Summary of significant accounting policies – Revisions of prior period financial statements” in VI – Consolidated financial statements – Credit Suisse Group for further information.

2 As of the end of 2020 leverage exposure excludes CHF 110,677 million of central bank reserves, after adjusting for the dividend paid in 2020.

Reconciliation of adjustment items
	Corporate Center
in	2021	2020	2019
Adjusted results (CHF million)
Net revenues	(153)	(316)	(427)
Real estate (gains)/losses	0	0	24
(Gains)/losses on business sales	5	0	2
Valuation adjustment related to major litigation	69	0	0
Adjusted net revenues	(79)	(316)	(401)
Provision for credit losses	(7)	9	7
Total operating expenses	1,750	1,847	1,432
Restructuring expenses	1	(7)	–
Major litigation provisions	(1,080)	(930)	(416)
Expenses related to real estate disposals	0	0	1
Adjusted total operating expenses	671	910	1,017
Archegos	5	0	0
Adjusted total operating expenses excluding Archegos	676	910	1,017
Income/(loss) before taxes	(1,896)	(2,172)	(1,866)
Adjusted income/(loss) before taxes	(743)	(1,235)	(1,425)
Adjusted income/(loss) before taxes excluding Archegos	(748)	(1,235)	(1,425)
Adjusted results and adjusted results excluding Archegos are non-GAAP financial measures. Refer to “Reconciliation of adjustment items” in Credit Suisse for further information.
Results summary
2021 results
In 2021, we reported a loss before taxes of CHF 1,896 million compared to a loss of CHF 2,172 million in 2020. We reported negative net revenues of CHF 153 million in 2021, primarily driven by negative treasury results and the Asset Resolution Unit. Total operating expenses of CHF 1,750 million decreased 5% compared to 2020, mainly reflecting lower compensation and benefits. General and administrative expenses included litigation provisions of CHF 1,148 million.
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
Capital and leverage metrics
As of the end of 2021, we reported RWA of CHF 53.9 billion, an increase of CHF 7.5 billion compared to the end of 2020, primarily driven by an increase in operational risk, mainly due to external and internal model and parameter updates related to provisions for mortgage-related matters recorded in 2020 and the settlement with MBIA Insurance Corp. in 2021. Leverage exposure was CHF 125.2 billion as of the end of 2021 compared to CHF 18.3 billion as of the end of 2020. Leverage exposure in 2020 reflected the temporary exclusion of central bank reserves of CHF 110.7 billion, as permitted by FINMA.

2021 Results details
Net revenues
In 2021, we reported negative net revenues of CHF 153 million compared to CHF 316 million in 2020.
Negative treasury results of CHF 263 million in 2021 reflected negative revenues of CHF 139 million relating to funding activities, excluding Asset Resolution Unit-related asset funding costs, losses of CHF 104 million relating to hedging volatility, losses of CHF 29 million relating to fair value option volatility on own debt and losses of CHF 11 million with respect to structured notes volatility. Negative revenues and losses were partially offset by gains of CHF 20 million on fair-valued money market instruments.
In the Asset Resolution Unit, we reported negative net revenues of CHF 94 million in 2021 compared to CHF 178 million in 2020. The movement was primarily driven by higher revenues from portfolio assets and lower asset funding costs.
Other revenues of CHF 204 million decreased CHF 14 million compared to 2020. 2021 included negative revenues of CHF 69 million in connection with a valuation adjustment on a legacy exposure related to the Mozambique matter.
Provision for credit losses
In 2021, we recorded a release of provision for credit losses of CHF 7 million compared to provision for credit losses of CHF 9 million in 2020.
Total operating expenses
Total operating expenses of CHF 1,750 million decreased 5% compared to 2020, primarily reflecting lower compensation and benefits. Compensation and benefits of CHF 265 million decreased 25%, mainly reflecting decreases in discretionary compensation expenses, compensation and benefits related to the Asset Resolution Unit and deferred compensation expenses from prior-year awards, partially offset by the impact of corporate function allocations. General and administrative expenses of CHF 1,414 million were stable, primarily reflecting higher litigation provisions offset by lower corporate function allocations. 2021 included litigation provisions of CHF 1,148 million, mainly in connection with legacy litigation matters, including mortgage-related matters and settlements with regard to the SWM and the Mozambique matters, as well as provisions in connection with the SCFF matter.
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
Provision for credit losses
In 2020, we recorded provision for credit losses of CHF 9 million compared to CHF 7 million in 2019.
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

Expense allocation to divisions
	in			% change
	2021	2020	2019	21 / 20	20 / 19
Expense allocation to divisions (CHF million)
Compensation and benefits	3,051	3,359	3,454	(9)	(3)
General and administrative expenses	3,499	3,193	2,879	10	11
Commission expenses	72	81	68	(11)	19
Restructuring expenses	45	37	–	22	–
Total other operating expenses	3,616	3,311	2,947	9	12
Total operating expenses before allocations to divisions	6,667	6,670	6,401	0	4
Net allocation to divisions	4,917	4,823	4,969	2	(3)
of which Swiss Universal Bank	1,044	1,032	1,063	1	(3)
of which International Wealth Management	785	741	754	6	(2)
of which Asia Pacific	698	664	669	5	(1)
of which Asset Management	210	231	222	(9)	4
of which Investment Bank	2,180	2,155	2,261	1	(5)
Total operating expenses	1,750	1,847	1,432	(5)	29
Corporate services and business support, including in finance, operations, human resources, legal, compliance, risk management and IT, are provided by corporate functions, and the related costs are allocated to the segments and the Corporate Center based on their requirements and other relevant measures.

Asset Resolution Unit
	in / end of			% change
	2021	2020	2019	21 / 20	20 / 19
Statements of operations (CHF million)
Revenues from portfolio assets	90	39	84	131	(54)
Asset funding costs	(184)	(217)	(228)	(15)	(5)
Net revenues	(94)	(178)	(144)	(47)	24
Provision for credit losses	1	(4)	5	–	–
Compensation and benefits	72	90	131	(20)	(31)
General and administrative expenses	59	68	95	(13)	(28)
Commission expenses	5	5	8	0	(38)
Total other operating expenses	64	73	103	(12)	(29)
Total operating expenses	136	163	234	(17)	(30)
Income/(loss) before taxes	(231)	(337)	(383)	(31)	(12)
Balance sheet statistics (CHF million)
Total assets	10,132	12,560	12,668	(19)	(1)
Risk-weighted assets (USD) [1]	7,197	9,930	10,750	(28)	(8)
Leverage exposure (USD)	16,110	20,532	20,719	(22)	(1)
1 Risk-weighted assets excluding operational risk were USD 6,585 million, USD 8,963 million and USD 9,043 million as of the end of 2021, 2020 and 2019, respectively.

Assets under management
As of the end of 2021, assets under management were CHF 1,614.0 billion, 6.8% higher compared to the end of 2020, with net new assets of CHF 30.9 billion.
Assets under management
Assets under management comprise assets that are placed with us for investment purposes and include discretionary and advisory counterparty assets. Discretionary assets are assets for which the client fully transfers the discretionary power to a Credit Suisse entity with a management mandate. Discretionary assets are reported in the business in which the advice is provided as well as in the business in which the investment decisions take place. Assets managed by the Asset Management division for other businesses are reported in each applicable business and eliminated at the Group level. Advisory assets include assets placed with us where the client is provided access to investment advice but retains discretion over investment decisions.
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
> Refer to “Note 39 – Assets under management” in VI – Consolidated financial statements – Credit Suisse Group for further information.
Assets under management and client assets
	end of			% change
	2021	2020	2019	21 / 20	20 / 19
Assets under management (CHF billion)
Swiss Universal Bank – Private Clients	217.5	208.6	217.6	4.3	(4.1)
Swiss Universal Bank – Corporate & Institutional Clients	513.5	462.6	436.4	11.0	6.0
International Wealth Management	390.7	365.4	370.0	6.9	(1.2)
Asia Pacific	218.8	221.3	220.0	(1.1)	0.6
Asset Management	476.8	440.3	437.9	8.3	0.5
Assets managed across businesses [1]	(203.3)	(186.3)	(174.7)	9.1	6.6
Assets under management	1,614.0	1,511.9	1,507.2	6.8	0.3
of which discretionary assets	526.6	483.0	489.7	9.0	(1.4)
of which advisory assets	1,087.4	1,028.9	1,017.5	5.7	1.1
Client assets (CHF billion) [2]
Swiss Universal Bank – Private Clients	288.1	262.5	260.4	9.8	0.8
Swiss Universal Bank – Corporate & Institutional Clients	630.7	562.2	534.4	12.2	5.2
International Wealth Management	501.6	465.5	474.0	7.8	(1.8)
Asia Pacific	304.0	315.4	275.0	(3.6)	14.7
Asset Management	476.8	440.3	437.9	8.3	0.5
Assets managed across businesses [1]	(203.3)	(186.3)	(174.7)	9.1	6.6
Client assets	1,997.9	1,859.6	1,807.0	7.4	2.9
1 Represents assets managed by Asset Management for the other businesses.
2
Client assets is a broader measure than assets under management as it includes transactional accounts and assets under custody (assets held solely for transaction-related or safekeeping/custody purposes) and assets of corporate clients and public institutions used primarily for cash management or transaction-related purposes.

Results summary
2021 results
As of the end of 2021, assets under management were CHF 1,614.0 billion, an increase of CHF 102.1 billion compared to the end of 2020. The increase was driven by favorable market movements, net new assets of CHF 30.9 billion and favorable foreign exchange-related movements, partially offset by structural effects. Structural effects included CHF 11.2 billion related to the SCFF matter, of which CHF 7.9 billion related to the wind down of our supply chain finance funds, reflected in Asset Management, and CHF 3.3 billion related to the reclassification to assets under custody for our clients’ assets that were impacted by the suspension and ongoing liquidation of these funds, reflected in our wealth management businesses. Structural effects also reflected the strategic decision to exit substantially all of our prime services businesses.
Net new assets of CHF 30.9 billion in 2021 mainly reflected inflows across the following businesses. Net new assets of CHF 14.6 billion in Asset Management were mainly driven by inflows from investments and partnerships, primarily related to an emerging markets joint venture, traditional investments, primarily related to index solutions. Net new assets of CHF 11.0 billion in International Wealth Management mainly reflected inflows in emerging markets and Western Europe. Net new assets of CHF 5.1 billion in the Corporate & Institutional Clients business of Swiss Universal Bank reflected inflows from the pension and external asset managers businesses. Net new assets of CHF 1.4 billion in the Private Clients business of Swiss Universal Bank reflected inflows across all client segments. These inflows were partially offset by net asset outflows of CHF 1.1 billion in Asia Pacific, which mainly reflected outflows from Japan and China, and included client deleveraging as well as de-risking measures taken during the year, partially offset by inflows from Australia.
2020 results
As of the end of 2020, assets under management were CHF 1,511.9 billion, an increase of CHF 4.7 billion compared to the end of 2019. The increase was driven by favorable market movements and net new assets of CHF 42.0 billion, partially offset by unfavorable foreign exchange-related movements and structural effects. Structural effects included CHF 14.8 billion in Asset Management relating to the sale of Wincasa AG in 2012 following the conclusion in 2020 of a transition period regarding the related assets under management.
Net new assets of CHF 42.0 billion mainly reflected inflows across the following businesses. Net new assets of CHF 16.7 billion in International Wealth Management mainly reflected inflows from both emerging markets and Western Europe. Net new assets of CHF 15.5 billion in Asset Management mainly reflected inflows from traditional investments. Net new assets of CHF 13.7 billion in the Corporate & Institutional Clients business of Swiss Universal Bank mainly reflected inflows from the pension business. Net new assets of CHF 8.6 billion in Asia Pacific mainly reflected inflows from Southeast Asia, Australia, Japan and Greater China. These inflows were partially offset by net asset outflows of CHF 5.9 billion in the Private Clients business of Swiss Universal Bank, mainly reflecting outflows in the UHNW client segment, driven by a single outflow in the first quarter of 2020.
> Refer to “Swiss Universal Bank”, “International Wealth Management”, “Asia Pacific” and “Asset Management" for further information.

Growth in assets under management
in	2021		2020		2019
Net new assets (CHF billion)
Swiss Universal Bank - Private Clients	1.4		(5.9)		3.4
Swiss Universal Bank - Corporate & Institutional Clients	5.1		13.7		45.3
International Wealth Management	11.0		16.7		11.0
Asia Pacific	(1.1)		8.6		8.7
Asset Management [1]	14.6		15.5		21.5
Assets managed across businesses [2]	(0.1)		(6.6)		(10.6)
Net new assets	30.9		42.0		79.3
Other effects (CHF billion)
Swiss Universal Bank - Private Clients	7.5		(3.1)		16.2
Swiss Universal Bank - Corporate & Institutional Clients	45.8		12.5		42.4
International Wealth Management	14.3		(21.3)		1.5
Asia Pacific	(1.4)		(7.3)		12.0
Asset Management	21.9		(13.1)	[3]	27.7
Strategic Resolution Unit [4]	–		–		(0.5)
Assets managed across businesses [2]	(16.9)		(5.0)		(16.3)
Other effects	71.2		(37.3)		83.0
of which market movements	80.8		53.4		126.8
of which foreign exchange	11.8		(68.1)		(19.8)
of which other	(21.4)	[5]	(22.6)	[3]	(24.0)
Growth in assets under management (CHF billion)
Swiss Universal Bank - Private Clients	8.9		(9.0)		19.6
Swiss Universal Bank - Corporate & Institutional Clients	50.9		26.2		87.7
International Wealth Management	25.3		(4.6)		12.5
Asia Pacific	(2.5)		1.3		20.7
Asset Management [1]	36.5		2.4		49.2
Strategic Resolution Unit [4]	–		–		(0.5)
Assets managed across businesses [2]	(17.0)		(11.6)		(26.9)
Growth in assets under management	102.1		4.7		162.3
1 Includes outflows for private equity assets reflecting realizations at cost and unfunded commitments on which a fee is no longer earned.
2 Represents assets managed by Asset Management for the other businesses.
3 Includes CHF 14.8 billion relating to the sale of Wincasa AG in 2012 following the conclusion in 2020 of a transition period regarding the related assets under management.
4
Beginning in 2019, the Strategic Resolution Unit ceased to exist as a separate division of the Group. The residual assets under management were either transferred to other divisions or no longer qualify as assets under management.

5
Includes structural effects of CHF 11.2 billion related to the SCFF matter, of which CHF 7.9 billion related to the wind down of our supply chain finance funds, reflected in Asset Management, and CHF 3.3 billion related to the reclassification to assets under custody for our clients’ assets that were impacted by the suspension and ongoing liquidation of these funds, reflected in our wealth management businesses. It also includes structural effects reflecting the strategic decision to exit substantially all of our prime services businesses.

Growth in assets under management (continued)
in	2021	2020	2019
Net new assets (annualized) (%)
Swiss Universal Bank - Private Clients	0.7	(2.7)	1.7
Swiss Universal Bank - Corporate & Institutional Clients	1.1	3.1	13.0
International Wealth Management	3.0	4.5	3.1
Asia Pacific	(0.5)	3.9	4.4
Asset Management [1]	3.3	3.5	5.5
Assets managed across businesses [2]	0.1	3.8	7.2
Net new assets	2.0	2.8	5.9
Other effects (annualized) (%)
Swiss Universal Bank - Private Clients	3.6	(1.4)	8.2
Swiss Universal Bank - Corporate & Institutional Clients	9.9	2.9	12.2
International Wealth Management	3.9	(5.7)	0.4
Asia Pacific	(0.6)	(3.3)	6.0
Asset Management	5.0	(3.0)	7.2
Strategic Resolution Unit [3]	–	–	(100.0)
Assets managed across businesses [2]	9.0	2.8	11.0
Other effects	4.8	(2.5)	6.2
Growth in assets under management (annualized) (%)
Swiss Universal Bank - Private Clients	4.3	(4.1)	9.9
Swiss Universal Bank - Corporate & Institutional Clients	11.0	6.0	25.2
International Wealth Management	6.9	(1.2)	3.5
Asia Pacific	(1.1)	0.6	10.4
Asset Management [1]	8.3	0.5	12.7
Strategic Resolution Unit [3]	–	–	(100.0)
Assets managed across businesses [2]	9.1	6.6	18.2
Growth in assets under management	6.8	0.3	12.1
1 Includes outflows for private equity assets reflecting realizations at cost and unfunded commitments on which a fee is no longer earned.
2 Represents assets managed by Asset Management for the other businesses.
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
Litigation contingencies
We are involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of our businesses. Some of these proceedings have been brought on behalf of various classes of claimants and seek damages of material and/or indeterminate amounts. We accrue loss contingency litigation provisions and take a charge to income in connection with certain proceedings when losses, additional losses or ranges of loss are probable and reasonably estimable. We also accrue litigation provisions for the estimated fees and expenses of external lawyers and other service providers in relation to such proceedings, including in cases for which we have not accrued a loss contingency provision. We accrue these fee and expense litigation provisions and take a charge to income in connection therewith when such fees and expenses are probable and reasonably estimable. We review our legal proceedings each quarter to determine the adequacy of our litigation provisions and may increase or release provisions based on management’s judgment and the advice of counsel. This review includes consideration of management’s strategy for resolution of matters through settlement or trial, as well as changes in such strategy. The establishment of additional provisions or releases of litigation provisions may be necessary in the future as developments in such proceedings warrant.
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
The COVID-19 pandemic continued to affect the economic environment throughout 2021. We continue to closely monitor the COVID-19 pandemic and its effects on our operations and businesses.
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
Goodwill impairment
Under US GAAP, goodwill is not amortized, but is reviewed for potential impairment on an annual basis as of December 31 and at any other time when events or circumstances indicate that the carrying value of goodwill may not be recoverable.
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
Effective April 1, 2021, the Asset Management business was separated from the International Wealth Management division and managed as a new separate division of the Group. The Asset Management division is considered a reporting unit of the Group.

On November 4, 2021, the Group announced an updated strategy together with related organizational changes, which included the introduction of a new segment structure effective January 1, 2022. The new segment structure required the reallocation of goodwill balances from the current reporting units to the new reporting units on a relative fair value basis.
The Group’s reporting units as at December 31, 2021 are defined as follows: Swiss Universal Bank – Private Clients, Swiss Universal Bank – Corporate & Institutional Clients, International Wealth Management, Asia Pacific, Asset Management and the Investment Bank.
Under US GAAP, a qualitative assessment is permitted to evaluate whether a reporting unit’s fair value is less than its carrying value. If on the basis of the qualitative assessment it is more likely than not that the reporting unit’s fair value is higher than its carrying value, no quantitative goodwill impairment test is required. If on the basis of the qualitative assessment it is more likely than not that the reporting unit’s fair value is lower than its carrying value, a quantitative goodwill impairment test must be performed to identify the existence and the amount of an impairment loss, if any. The qualitative assessment is intended to be a simplification of the annual impairment test and can be bypassed for any reporting unit and any period to proceed directly to performing the quantitative goodwill impairment test. When bypassing the qualitative assessment in any period, the preparation of a qualitative assessment can be resumed in any subsequent period. It is the Group’s current practice to bypass the qualitative assessment.
In addition to the annual goodwill impairment test, interim assessments are performed by the Group to identify possible triggering events – that is, the occurrence of events and changes in circumstances that would more likely than not reduce the fair value of the reporting unit below its carrying amount. Such triggering events include, but are not limited to: (i) macroeconomic conditions such as a deterioration in general economic conditions or other developments in equity and credit markets; (ii) industry and market considerations such as a deterioration in the environment in which the entity operates, an increased competitive environment, a decline in market-dependent multiples or metrics (considered in both absolute terms and relative to peers), and regulatory or political developments; (iii) other relevant entity-specific events such as changes in management, key personnel or strategy; (iv) a more-likely-than-not expectation of selling or disposing of all, or a portion, of a reporting unit; (v) results of testing for recoverability of a significant asset group within a reporting unit; (vi) recognition of a goodwill impairment in the financial statements of a subsidiary that is a component of a reporting unit; and (vii) a sustained decrease in share price (considered in both absolute terms and relative to peers).
In accordance with the current practice of the Group, or if deemed necessary based on the Group’s qualitative assessment, or upon identification of a triggering event, a quantitative impairment test is performed by calculating the fair value of the reporting unit and comparing that amount to its carrying value. If the fair value of a reporting unit exceeds its carrying value, there is no goodwill impairment. If the carrying value exceeds the fair value, there is a goodwill impairment. The goodwill impairment is calculated as the difference between the carrying value and the fair value of the reporting unit up to a maximum of the goodwill amount recorded in that reporting unit.
The carrying value of each reporting unit for the purpose of the goodwill impairment test is determined by considering the reporting units’ risk-weighted assets usage, leverage ratio exposure, deferred tax assets, goodwill, intangible assets and other CET1 capital relevant adjustments. The residual value between the total of these elements and the Group’s shareholders’ equity is allocated to the carrying value of the reporting units on a pro-rata basis. As of December 31, 2021, this residual value was a debit of CHF 541 million.
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
In the first quarter of 2021, the Group determined that both the Archegos and the supply chain finance funds matters were goodwill triggering events impacting all reporting units of the Group. Based on its goodwill impairment analyses performed, the Group concluded that the estimated fair value for all of the reporting units with goodwill exceeded their related carrying values and no impairments were necessary as of March 31, 2021. The fair value of the Investment Bank and the former International Wealth Management – Asset Management reporting units exceeded their related carrying values by 17% and 18%, respectively.
In the second quarter of 2021, the Board of Directors of the Group conducted an initial review of the Group’s overall business strategy and risk appetite in addition to business reviews and potential personnel and organizational changes contemplated in response to both the Archegos and the supply chain finance funds matters. The Group determined that these strategy and business reviews, and the associated and anticipated changes to the financial plans arising from these reviews, were goodwill triggering events for the second quarter of 2021 impacting all reporting units of the Group. Based on its goodwill impairment analyses performed, the Group concluded that the estimated fair value for all of the reporting units with goodwill exceeded their related carrying values and no impairments were necessary as of June 30, 2021. The fair value of the Investment Bank reporting unit exceeded its related carrying value by only 4%.
The strategy review was ongoing during the third quarter of 2021; however, there were no specific developments or events that constituted a triggering event.
The announcement on November 4, 2021 of the strategy and organizational changes represented a triggering event in the fourth quarter of 2021 for goodwill impairment testing purposes, and under US GAAP goodwill has to be tested for impairment both before and immediately after a reorganization of reporting units. The review of the Group’s five-year financial plan to reflect the announced strategy was finalized in the fourth quarter of 2021.
Based on its goodwill impairment analysis performed as of December 31, 2021, the Group concluded that the fair value for the Investment Bank reporting unit was below its related carrying value and consequently the goodwill was fully impaired.
The new segment structure required the reallocation of goodwill balances from the current reporting units to the new reporting units on a relative fair value basis. Under the new reporting structure, effective January 1, 2022, the investment banking-related businesses of the Asia Pacific reporting unit were transferred to the Investment Bank reporting unit and therefore a portion of the Asia Pacific reporting unit’s goodwill balance as of December 31, 2021 was transferred. The Group concluded that the goodwill amount transferred to the Investment Bank reporting unit was also fully impaired. The total goodwill impairment for the Group as of December 31, 2021 was CHF 1,623 million. The goodwill impairment for the Investment Bank reporting unit was CHF 1,520 million and the goodwill impairment for the Asia Pacific reporting unit was CHF 103 million.
The Group concluded that the estimated fair value for all of the other reporting units with goodwill substantially exceeded their related carrying values and no further impairment was necessary as of December 31, 2021.
During the year the Group engaged the services of an independent valuation specialist to assist in the valuation of certain reporting units. The specialist also assisted in the valuation of the Asset Management, Asia Pacific and the Investment Bank reporting units as of December 31, 2021. The valuations were performed using a combination of the market approach and income approach.
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
As part of its normal practice, management has conducted a detailed evaluation of its expected future results and has also considered stress scenarios, the impact of the COVID-19 pandemic and the withdrawal of the UK from the EU. This evaluation has indicated the expected future results that are likely to be earned in jurisdictions where the Group has significant gross deferred tax assets, such as Switzerland, the UK and the US. Management then compared those expected future results with the applicable law governing utilization of deferred tax assets. Based on the expected future results in the Bank parent company and given that the Swiss tax law allows for a seven-year carry-forward period for NOLs, a valuation allowance is still required on the deferred tax assets of this entity. UK tax law allows for an unlimited carry-forward period for NOLs, and even though there are restrictions on the use of tax losses carried forward, these are not expected to have a material impact on the recoverability of the net deferred tax assets. US tax law allows for a 20-year carry-forward period for NOLs arising prior to 2017, federal NOLs generated in the tax years 2018, 2019 or 2020 can be carried back for five years and with no expiry limitations for NOLs arising in 2018 and subsequent years.
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
The PBO of our total defined benefit pension plans included CHF 811 million and CHF 498 million related to our assumption for future salary increases as of December 31, 2021 and 2020. The ABO is defined as the PBO less the amount related to estimated future salary increases. The difference between the fair value of plan assets and the ABO was an overfunding of CHF 4,822 million for 2021, compared to CHF 3,126 million for 2020.
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
The expected weighted-average long-term rate of return used to determine the expected return on plan assets as a component of the net periodic benefit costs in 2021 and 2020 was 2.50% and 2.10%, respectively, for the Swiss plan and 1.79% and 2.37%, respectively, for the international plans. In 2021, if the expected long-term rate of return had been increased/decreased one percentage point, net pension expense for the Swiss plan would have decreased/increased CHF 168 million and net pension expense for the international plans would have decreased/increased CHF 36 million.
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
For the Swiss plan, the weighted average discount rate for the PBO increased 0.16 percentage points, from 0.40% as of December 31, 2020 to 0.56% as of December 31, 2021, mainly due to an increase in Swiss bond market rates. The average discount rate for the PBO for the international plans increased 0.48 percentage points, from 1.67% as of December 31, 2020 to 2.15% as of December 31, 2021, mainly due to an increase in bond market rates. For the year ended December 31, 2021, a one percentage point decline in the discount rates for the Swiss plan would have resulted in an increase in the PBO of CHF 2,449 million and an increase in pension expense of CHF 123 million, and a one percentage point increase in discount rates would have resulted in a decrease in the PBO of CHF 1,932 million and a decrease in the pension expense of CHF 117 million. A one percentage point decline in discount rates for the international plans as of December 31, 2021 would have resulted in an increase in the PBO of CHF 626 million and a decrease in pension expense of CHF 7 million, and a one percentage point increase in discount rates would have resulted in a decrease in the PBO of CHF 479 million and an increase in the pension expense of CHF 14 million.
Actuarial gains and losses recognized in AOCI are amortized over the average remaining service period of active employees expected to receive benefits under the plan, which, as of December 31, 2021, was approximately 10 years for the Swiss plan and 3 to 20 years for the international plans. For plans where there are very few active members, actuarial gains and losses are amortized over the average remaining life expectancy of the inactive participants. Prior service cost recognized in AOCI are amortized over the remaining service period of the employees affected by the plan amendment. The pre-tax expense associated with the amortization of net actuarial losses and prior service cost for defined benefit pension plans for the years ended December 31, 2021, 2020 and 2019 was CHF 249 million, CHF 181 million and CHF 158 million, respectively. The impact from deviations between our actuarial assumptions and the actual developments of such parameters observed for our pension plans further impacts the amount of net actuarial losses or gains recognized in equity, resulting in a higher or lower amount of amortization expense in periods after 2022.
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
In 2021 and 2020, the weighted-average expected long-term rate of return used to calculate the expected return on plan assets as a component of the net periodic benefit costs for the international single-employer defined benefit pension plans was 1.79% and 2.37%, respectively. In 2021, if the expected long-term rate of return had been increased/decreased one percentage point, net pension expense would have decreased/increased CHF 36 million.
The discount rate used in determining the benefit obligation is based either on high-quality corporate bond rates or government bond rates plus a premium in order to approximate high-quality corporate bond rates. The average discount rate for the PBO for the international plans increased 0.47 percentage points, from 1.66% as of December 31, 2020 to 2.13% as of December 31, 2021. A one percentage point decline in the discount rate for the international single-employer plans as of December 31, 2021 would have resulted in an increase in PBO of CHF 626 million and a decrease in pension expense of CHF 7 million, and a one percentage point increase in discount rates would have resulted in a decrease in PBO of CHF 479 million and an increase in pension expense of CHF 14 million.
Actuarial gains and losses recognized in AOCI are amortized over the average remaining service period of active employees expected to receive benefits under the plan. For plans where there are very few active members, actuarial gains and losses are amortized over the average remaining life expectancy of the inactive participants. Prior service cost recognized in AOCI are amortized over the remaining service period of the employees affected by the plan amendment. The pre-tax expense associated with the amortization of recognized net actuarial losses and prior service cost for the years ended December 31, 2021, 2020 and 2019 was CHF 15 million, CHF 14 million and CHF 20 million, respectively.

III – Treasury, Risk, Balance sheet and Off-balance sheet
Liquidity and funding management
Capital management
Risk management
Balance sheet and off-balance sheet

Liquidity and funding management
During 2021, we maintained a strong liquidity and funding position. The majority of our unsecured funding was generated from core customer deposits and long-term debt.
Liquidity management
In response to regulatory reform, since 2015 we have primarily focused our issuance strategy on offering long-term debt securities at the Group level for funding and capital purposes. Prior to that, securities for funding and capital purposes were primarily issued by the Bank, our principal operating subsidiary and a US registrant. We also issue short and medium-term debt securities at the Bank level for funding diversification. Our primary source of liquidity is funding through consolidated entities. Proceeds from issuances are lent to operating subsidiaries and affiliates on both a senior and subordinated basis, as needed; the latter typically to meet going and gone concern capital requirements and the former as desired by management to support business initiatives and liquidity needs.
Our liquidity and funding strategy is approved by the Group’s Capital Allocation and Liability Management Committee (Group CALMC) and overseen by the Board of Directors (Board). The implementation and execution of the liquidity and funding strategy is managed by Treasury. The global liquidity group centralizes control of liability and collateral management with the aim of optimizing our liquidity sourcing, funding costs and high-quality liquid assets (HQLA) portfolio within Treasury. Treasury ensures adherence to our funding policy and the global liquidity group is focused on the efficient coordination of the short-term unsecured and secured funding desks. This approach enhances our ability to manage potential liquidity and funding risks and to promptly adjust our liquidity and funding levels to meet stress situations. As of January 2022, the global liquidity group was integrated into Treasury. Our liquidity and funding profile is regularly reported to Group CALMC and the Board, who define our risk tolerance, including liquidity risk, and set parameters for the balance sheet and funding usage of our businesses. The Board is responsible for defining our overall risk tolerance in the form of a risk appetite statement.
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
Regulatory framework
BIS liquidity framework
The Basel Committee on Banking Supervision (BCBS) established the Basel framework for liquidity risk measurement, standards and monitoring. The Basel framework includes a liquidity coverage ratio (LCR) and a net stable funding ratio (NSFR). Credit Suisse is subject to the Basel framework, as implemented in Switzerland, as well as Swiss legislation and regulations for systemically important banks.
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
Swiss liquidity requirements
The Swiss Federal Council adopted a liquidity ordinance (Liquidity Ordinance) that implements Basel liquidity requirements into Swiss law. Under the Liquidity Ordinance, banks are subject to a minimum LCR requirement of 100% at all times and the associated disclosure requirements.
Since July 1, 2021, banks have been subject to a minimum NSFR requirement of 100% at all times and the associated disclosure requirements. Based on the Liquidity Ordinance, Credit Suisse AG (Bank parent) is allowed to fulfill the minimum NSFR of 100% by taking into consideration any excess funding of Credit Suisse (Schweiz) AG on a stand-alone basis, and the Bank parent has an NSFR requirement of at least 80% without taking into consideration any such excess funding. Credit Suisse (Schweiz) AG must always fulfill the NSFR of at least 100% on a stand-alone basis.
> Refer to credit-suisse.com/regulatorydisclosures for additional information.

Our liquidity principles and our liquidity risk management framework as agreed with FINMA are in line with the Basel liquidity framework.
Regulatory developments
On September 30, 2021, the Swiss Federal Department of Finance initiated the consultation on amendments to the Liquidity Ordinance. The revisions are intended to ensure that systemically important banks hold sufficient liquidity, in order to adequately absorb liquidity shocks and cover their liquidity needs in the event of restructuring or liquidation. As proposed, the revisions would significantly increase the regulatory minimum liquidity requirements for systemically important banks, including Credit Suisse. The consultation period ended on January 13, 2022.
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
We use the NSFR as one of our primary tools, in parallel with the internal liquidity barometer and the LCR, to monitor the liquidity position and plan funding.
We use our internal liquidity barometer to manage liquidity to internal targets and as a basis to model both Credit Suisse-specific and market-wide stress scenarios and their impact on liquidity and funding, but also to quantify our internal buffer above regulatory liquidity metrics such as those related to the LCR. Our internal barometer framework supports the management of our funding structure. It allows us to manage the time horizon over which the stressed market value of unencumbered assets (including cash) exceeds the aggregate value of contractual outflows of unsecured liabilities plus a conservative forecast of anticipated contingent commitments. This internal barometer framework enables us to manage liquidity to a desired profile under a Credit Suisse-specific or market-wide stress that permits us to continue business activities for a period of time (also known as a liquidity horizon) without changing business plans. Under this framework, we also have short-term targets based on additional stress scenarios to ensure uninterrupted liquidity for short time frames.
We allocate the majority of the balance sheet usage related to our Treasury-managed HQLA portfolio to the business divisions to allow for a more efficient management of their business activities from an overall Group perspective with respect to LCR and Swiss leverage requirements.
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
Governance
Funding, liquidity, capital and our foreign exchange exposures are managed centrally by Treasury. Oversight of these activities is provided by Group CALMC, a committee that includes the chief executive officers (CEOs) of the Group and the divisions, the CFO, the Chief Risk Officer (CRO) and the Treasurer.
It is Group CALMC’s responsibility to review the capital position, balance sheet development, current and prospective funding, interest rate risk and foreign exchange exposure and to define and monitor adherence to internal risk limits. Group CALMC regularly reviews the methodology and assumptions of our liquidity risk management framework and determines the liquidity horizon to be maintained.
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
Liquidity metrics
Liquidity pool
Treasury manages a sizeable portfolio of HQLA comprised of cash held at central banks and securities. A portion of the liquidity pool is generated through reverse repurchase agreements with top-rated counterparties. We are mindful of potential credit risk and therefore focus our liquidity holdings strategy on cash held at central banks and highly rated government bonds and on short-term reverse repurchase agreements. These government bonds are eligible as collateral for liquidity facilities with various central banks including the Swiss National Bank (SNB), the US Federal Reserve (Fed), the European Central Bank (ECB) and the Bank of England (BoE). Our direct exposure on these bonds is limited to highly liquid, top-rated sovereign entities or fully guaranteed agencies of sovereign entities. The liquidity pool may be used to meet the liquidity requirements of our operating companies. All securities, including those obtained from reverse repurchase agreements, are subject to a stress level haircut in our barometer to reflect the risk that emergency funding may not be available at market value in a stress scenario.
We centrally manage this liquidity pool and hold it at our main operating entities. Holding securities in these entities ensures that we can make liquidity and funding available to local entities in need without delay.
As of December 31, 2021, our liquidity pool managed by Treasury and the global liquidity group had an average HQLA value of CHF 229.9 billion. The liquidity pool consisted of CHF 143.9 billion of cash held at major central banks, primarily the SNB, the ECB and the Fed, and CHF 86.0 billion market value of securities issued by governments and government agencies, primarily from the US and the UK.
In addition to the above-mentioned liquidity pool, there is also a portfolio of unencumbered liquid assets managed by the businesses, primarily in the Investment Bank division, in cooperation with the global liquidity group. These assets generally include high-grade bonds and highly liquid equity securities that form part of major indices. In coordination with the businesses and the global liquidity group, Treasury can access these assets to generate liquidity if required. As of December 31, 2021, this portfolio of liquid assets had a market value of CHF 26.3 billion, consisting of CHF 11.5 billion of high-grade bonds and CHF 14.8 billion of highly liquid equity securities. Under our internal model, an average stress-level haircut of 11% is applied to these assets. The haircuts applied to this portfolio reflect our assessment of overall market risk at the time of measurement, potential monetization capacity taking into account increased haircuts, market volatility and the quality of the relevant securities.
Liquidity pool – Group
	2021					2020
end of	Swiss franc	US dollar	Euro	Other currencies	Total	Total
Liquid assets (CHF million)
Cash held at central banks	68,003	33,058	38,630	4,245	143,936	114,429
Securities	12,434	46,762	6,800	19,979	85,975	86,867
Liquid assets [1]	80,437	79,820	45,430	24,224	229,911	201,296
1 Reflects a pre-cancellation view.

Liquidity Coverage Ratio
Our calculation methodology for the LCR is prescribed by the Liquidity Ordinance and the FINMA 2015/2 Circular “Liquidity risks – banks,” as amended (Liquidity Circular), and uses a three-month average that is measured using daily calculations during the quarter. The FINMA calculation of HQLA takes into account a cancellation mechanism (post-cancellation view) and is therefore not directly comparable to the assets presented in the financial statements that could potentially be monetized under a severe stress scenario. The cancellation mechanism effectively excludes the impact of certain secured financing transactions from available HQLA and simultaneously adjusts the level of net cash outflows calculated. Application of the cancellation mechanism adjusts both the numerator and denominator of the LCR calculation, meaning that the impact is mostly neutral on the LCR itself.
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
On this basis, the level of our LCR was 203% as of the end of 2021, an increase from 190% as of the end of 2020, representing an average HQLA of CHF 227 billion and average net cash outflows of CHF 112 billion. The ratio reflects a conservative liquidity position, including ensuring that the Group’s branches and subsidiaries meet applicable local liquidity requirements.
The increase in the LCR compared to 2020 reflected a higher level of average HQLA, which was partially offset by an increase in net cash outflows. The higher level of HQLA reflected an increase in the amount of securities held during the period. The increase in net cash outflows primarily resulted from an increase in cash outflows from unsecured wholesale funding, primarily driven by increases in non-operational deposits and unsecured debt, as well as a decrease in net cash inflows associated with secured wholesale funding and secured lending activities. These increases in net cash outflows were partially offset by higher net cash inflows arising from balances related to open trades.
Liquidity coverage ratio – Group
	2021				2020
end of	Unweighted value	[1]	Weighted value	[2]	Weighted value	[2]
High-quality liquid assets (CHF million)
High-quality liquid assets [3]	–		227,193		203,536
Cash outflows
Retail deposits and deposits from small business customers	161,444		19,555		19,825
Unsecured wholesale funding	256,295		95,093		89,758
Secured wholesale funding	–		29,344		44,979
Additional requirements	167,500		35,640		35,989
Other contractual funding obligations	85,492		85,492		56,751
Other contingent funding obligations	201,750		3,663		5,574
Total cash outflows	–		268,787		252,876
Cash inflows
Secured lending	109,297		40,049		59,090
Inflows from fully performing exposures	60,810		28,270		28,081
Other cash inflows	88,312		88,312		58,329
Total cash inflows	258,419		156,631		145,500
Liquidity coverage ratio
High-quality liquid assets (CHF million)	–		227,193		203,536
Net cash outflows (CHF million)	–		112,156		107,376
Liquidity coverage ratio (%)	–		203		190
Calculated using a three-month average, which is calculated on a daily basis.
1 Calculated as outstanding balances maturing or callable within 30 days.
2 Calculated after the application of haircuts for high-quality liquid assets or inflow and outflow rates.
3 Consists of cash and eligible securities as prescribed by FINMA and reflects a post-cancellation view.

Net Stable Funding Ratio
Our calculation methodology for the NSFR is prescribed by the Liquidity Ordinance and the Liquidity Circular, including associated disclosure requirements which became effective in the third quarter of 2021. At the end of the fourth quarter of 2021, the level of our NSFR was 127%, an increase from 126% as of end of the third quarter of 2021, representing available stable funding (ASF) of CHF 437 billion and required stable funding (RSF) of CHF 343 billion.
The increase in the NSFR compared to the third quarter of 2021 reflects a decrease in RSF, partially offset by a decrease in ASF.
The decrease in the RSF is mainly attributed to a decrease in our trading inventory (non-HQLA securities) and a decrease in our reverse repo transactions backed by HQLA. This was accompanied by a decrease in our loans portfolio associated with performing loans as well as deposits held at banks. The decrease in ASF was primarily a result of maturing debt issuances including certificates of deposit and commercial papers as well as a decrease in retail deposits and deposits with non-financial corporates.
Net stable funding ratio - Group
end of	4Q21	3Q21
Net stable funding ratio
Available stable funding (CHF million)	436,856	446,805
Required stable funding (CHF million)	342,870	353,492
Net stable funding ratio (%)	127	126
Funding management
Treasury is responsible for the development, execution and regular updating of our funding plan. The plan reflects projected business growth, development of the balance sheet, future funding needs and maturity profiles as well as the effects of changing market and regulatory conditions.
Interest expense on long-term debt is monitored and managed relative to certain indices, which historically included interbank offered rate (IBOR) benchmarks, but is transitioning to alternative reference rates (ARRs) in place of IBORs. This follows from our own internal IBOR transition program to coordinate transition readiness on a firm-wide basis and is aligned with international and regulatory expectations. This approach to term funding best reflects the sensitivity of both our liabilities and our assets to changes in interest rates.
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
With the introduction of the NSFR reporting in the third quarter of 2021, we have aligned the balance sheet funding structure diagram with the NSFR framework.
Loans, which comprise the largest component of our illiquid assets, are funded by our core customer deposits, with an excess coverage of 28% as of the end of 2021, compared to 22% as of the end of 2020, reflecting an increase in deposits. We fund other illiquid assets, including real estate, private equity and other long-term investments as well as the haircut for the illiquid portion of securities, with long-term debt and equity, in which we try to maintain a substantial funding buffer.
Our core customer deposits totaled CHF 391 billion as of the end of 2021, an increase compared to CHF 373 billion as of the end of 2020, reflecting an increase in the customer deposit base in the private banking and corporate & institutional banking businesses in 2021. Core customer deposits are from clients with whom we have a broad and long-standing relationship. Core customer deposits exclude certificates of deposits. We place a priority on maintaining and growing customer deposits, as they have proven to be a stable and resilient source of funding even in difficult market conditions. Our core customer deposit funding is supplemented by the issuance of long-term debt.
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
Contractual maturity of assets and liabilities
The following table provides contractual maturities of the assets and liabilities specified as of the end of 2021. The contractual maturities are an important source of information for liquidity risk management. However, liquidity risk is also managed based on an expected maturity that considers counterparty behavior and in addition takes into account certain off-balance sheet items such as derivatives. Liquidity risk management performs extensive analyses of counterparty behavioral assumptions under various stress scenarios.
> Refer to “Contractual obligations and other commercial commitments” in Balance sheet and off-balance sheet and “Note 34 – Guarantees and commitments” in VI – Consolidated financial statements – Credit Suisse Group for further information on contractual maturities of guarantees and commitments.
Contractual maturity of assets and liabilities
end of 2021	On demand	Less than 1 month	Between 1 to 3 months	Between 3 to 12 months	Between 1 to 5 years	Greater than 5 years	Total
Assets (CHF million)
Cash and due from banks	160,290	710	328	83	0	3,407	164,818
Interest-bearing deposits with banks	0	417	630	245	26	5	1,323
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	26,000	38,460	11,907	22,118	5,422	0	103,907
Securities received as collateral, at fair value	14,987	30	0	0	0	0	15,017
Trading assets, at fair value	111,141	0	0	0	0	0	111,141
Investment securities	0	49	39	66	95	756	1,005
Other investments	(244)	19	3	0	(1)	6,049	5,826
Net loans	8,810	42,970	32,700	52,408	101,648	53,150	291,686
Goodwill	0	0	0	0	0	2,917	2,917
Other intangible assets	0	0	0	0	0	276	276
Brokerage receivables	16,687	0	0	0	0	0	16,687
Other assets	18,978	1,853	2,348	1,204	6,321	10,526	41,230
Total assets	356,649	84,508	47,955	76,124	113,511	77,086	755,833
Liabilities
Due to banks	5,180	5,082	4,758	3,935	10	0	18,965
Customer deposits	277,446	30,745	45,840	37,026	1,379	383	392,819
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	7,502	7,057	4,465	13,996	2,254	0	35,274
Obligation to return securities received as collateral, at fair value	14,987	30	0	0	0	0	15,017
Trading liabilities, at fair value	27,535	0	0	0	0	0	27,535
Short-term borrowings	0	2,425	4,060	12,908	0	0	19,393
Long-term debt	0	656	6,211	19,616	85,662	54,751	166,896
Brokerage payables	13,060	0	0	0	0	0	13,060
Other liabilities	17,305	1,014	90	618	1,813	1,804	22,644
Total liabilities	363,015	47,009	65,424	88,099	91,118	56,938	711,603

Structural interest rate management
Structural interest rate risk management optimizes the preservation of earnings stability and net present value across various interest rate scenarios. Exposure to interest rate risk in the banking book arises mainly from loans and deposits (including replicated non-maturing deposits) related to our wealth management businesses. This inherent interest rate risk is aggregated in centrally managed banking books, allowing for the netting of interest rate risk exposures, but leaving the originating business with the responsibility for margin management. The remaining interest rate risk is hedged with interest rate swaps. Interest rate risk exposures from debt funding are usually hedged with interest rate swaps. Furthermore, Treasury manages the interest rate risk of the Group’s net shareholders’ equity according to the strategy approved by senior management.
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
The following table provides information on long-term debt issuances, maturities and redemptions in 2021, excluding structured notes.
Debt issuances and redemptions
in 2021	Senior	Senior bail-in	Sub- ordinated	Long-term debt
Long-term debt (CHF billion, notional value)
Issuances	12.6	8.5	0.0	21.1
of which unsecured	10.8	8.5	0.0	19.3
of which secured	1.8	0.0	0.0	1.8
Maturities / Redemptions	9.3	2.3	0.0	11.6
of which unsecured	6.0	2.3	0.0	8.3
of which secured	3.3	0.0	0.0	3.3
Excludes structured notes.
As of the end of 2021, we had outstanding long-term debt of CHF 166.9 billion, which included senior and subordinated instruments. We had CHF 43.1 billion and CHF 15.4 billion of structured notes and covered bonds outstanding, respectively, as of the end of 2021 compared to CHF 47.0 billion and CHF 17.1 billion, respectively, as of the end of 2020.
> Refer to “Issuances and redemptions” in Capital management for further information on capital issuances, including buffer and progressive capital instruments.
Short-term borrowings decreased 7% to CHF 19.4 billion as of the end of 2021 compared to CHF 20.9 billion in 2020.
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
A downgrade in credit ratings could reduce our access to capital markets, increase our borrowing costs, require us to post additional collateral or allow counterparties to terminate transactions under certain of our trading and collateralized financing and derivative contracts. This, in turn, could reduce our liquidity and negatively impact our operating results and financial position. Our internal liquidity barometer takes into consideration contingent events associated with a two-notch downgrade in our credit ratings. The maximum impact of a simultaneous one, two or three-notch downgrade by all three major rating agencies in the Bank’s long-term debt ratings would result in additional collateral requirements or assumed termination payments under certain derivative instruments of CHF 100 million, CHF 200 million and CHF 800 million, respectively, as of December 31, 2021, and would not be material to our liquidity and funding planning. If the downgrade does not involve all three rating agencies, the impact may be smaller. In July 2021 Moody’s Investors Service downgraded the long-term senior unsecured debt and deposit ratings of Credit Suisse AG by one notch. At the same time, the rating agency affirmed the senior unsecured debt ratings of Credit Suisse Group AG.

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
For the year ended December 31, 2021, net cash provided by operating activities of continuing operations was CHF 36.9 billion, primarily reflecting an increase in net trading assets and liabilities and a decrease in other assets, partially offset by a decrease in other liabilities. Our operating assets and liabilities vary significantly in the normal course of business due to the amount and timing of cash flows. Management believes cash flows from operations, available cash balances and short-term and long-term borrowings will be sufficient to fund our operating liquidity needs.
Our investing activities primarily include originating loans to be held to maturity, other receivables and the investment securities portfolio. For the year ended December 31, 2021, net cash used in investing activities from continuing operations was CHF 10.1 billion, primarily impacted by an increase in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions, by an increase in loans and by investments in subsidiaries and other investments, partially offset by the proceeds from sales of loans.
Our financing activities primarily include the issuance of debt and receipt of customer deposits. We pay annual dividends on our common shares. In 2021, net cash used in financing activities of continuing operations was CHF 47 million, mainly reflecting the repayment of long-term debt and the repurchase of treasury shares, mostly offset by the issuance of long-term debt and the sale of treasury shares.

Capital management
As of the end of 2021, our BIS CET1 ratio was 14.4%, our BIS CET1 leverage ratio was 4.3% and our BIS tier 1 leverage ratio was 6.1%.
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
Regulatory framework
Credit Suisse is subject to the Basel framework, as implemented in Switzerland, as well as Swiss legislation and regulations for systemically important banks, which include capital, liquidity, leverage and large exposure requirements and rules for emergency plans designed to maintain systemically relevant functions in the event of threatened insolvency.
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
BIS requirements
The BCBS, the standard setting committee within the Bank for International Settlements (BIS), issued the Basel framework, with higher minimum capital requirements and conservation and countercyclical buffers, revised risk-based capital measures, a leverage ratio and liquidity standards. The framework was designed to strengthen the resilience of the banking sector and requires banks to hold more capital, mainly in the form of common equity.
Under the Basel framework, the minimum common equity tier 1 (CET1) requirement is 4.5% of RWA. In addition, a 2.5% CET1 capital conservation buffer is required to absorb losses in periods of financial and economic stress.
A progressive buffer between 1% and 2.5% (with a possible additional 1% surcharge) of CET1, depending on a bank’s systemic importance, is an additional capital requirement for global systemically important banks (G-SIBs). The Financial Stability Board (FSB) identified Credit Suisse as a G-SIB. A progressive buffer of 1% was applied to Credit Suisse in 2021 and will remain unchanged for 2022.
CET1 capital is subject to certain regulatory deductions and other adjustments to common equity, including the deduction of deferred tax assets for tax-loss carry-forwards, goodwill and other intangible assets.
In addition to the CET1 requirements, there is also a requirement for 1.5% of additional tier 1 capital and 2% of tier 2 capital. These requirements may also be met with CET1 capital. To qualify as additional tier 1 under the Basel framework, capital instruments must provide for principal loss absorption through a conversion into common equity or a write-down of principal feature. The trigger for such conversion or write-down must include a CET1 ratio of at least 5.125% as well as a trigger at the point of non-viability.

The Basel framework further provides for a countercyclical buffer that could require banks to hold up to 2.5% of CET1. This requirement is imposed by national regulators where credit growth is deemed to be excessive and leading to the build-up of system-wide risk.
Banks are required to maintain a tier 1 leverage ratio of 3%.
Swiss requirements
The legislation implementing the Basel framework in Switzerland in respect of capital requirements for systemically important banks, including Credit Suisse, goes beyond the Basel minimum standards for systemically important banks.
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
Additionally, there are FINMA decrees that apply to Credit Suisse, as a systemically important bank operating internationally, including capital adequacy requirements as well as liquidity and risk diversification requirements.
Banks that do not maintain the minimum requirements may be limited in their ability to pay dividends and make discretionary bonus payments and other earnings distributions.
Going concern requirement
The going concern requirement for a G-SIB consists of (i) a base requirement of 12.86% of RWA and 4.5% of leverage exposure; and (ii) a surcharge, which reflects the G-SIB’s systemic importance. For Credit Suisse, this translates into a going concern requirement of 14.3% of RWA, of which the minimum CET1 component is 10%, with the remainder to be met with a maximum of 4.3% additional tier 1 capital, which includes high-trigger capital instruments that would be converted into common equity or written down if the CET1 ratio falls below 7%. Under the going concern requirement, the Swiss leverage ratio must be 5%, of which the minimum CET1 component is 3.5%, with the remainder to be met with a maximum of 1.5% additional tier 1 capital, which includes high-trigger capital instruments.
Gone concern requirement
The gone concern requirement of a G-SIB is equal to its total going concern requirement, which consists of a base requirement of 12.86% of RWA and 4.5% of leverage exposure, plus any surcharges applicable to the relevant G-SIB. The gone concern requirement does not include any countercyclical buffers. Credit Suisse is subject to a gone concern requirement of 14.3% of RWA and a 5% Swiss leverage ratio and is subject to potential capital rebates for resolvability and for certain tier 2 low-trigger instruments recognized as gone concern capital.

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
In December 2013, FINMA issued a decree (2013 FINMA Decree), specifying capital adequacy requirements for the Bank on a stand-alone basis (Bank parent company), and for the Bank and the Group, each on a consolidated basis, as systemically important banks.
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
The 2017 FINMA Decree requires the Bank parent company to risk-weight both direct and indirect investments in subsidiaries, with the initial risk-weight set at 200%. Beginning in 2019, the risk-weights began to increase over a 10-year period to 250% for direct and indirect investments in Swiss subsidiaries and to 400% for direct and indirect investments in foreign subsidiaries. In 2021, investments in Swiss-domiciled subsidiaries were risk-weighted at 215% and investments in foreign-domiciled subsidiaries were risk-weighted at 260%.
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
The valuation of the Bank parent company’s participations in subsidiaries is reviewed for potential impairment on at least an annual basis as of December 31 and at any other time that events or circumstances indicate that the participations’ value may be impaired. During 2021, the Archegos and supply chain finance funds matters as well as the announcement on November 4, 2021 regarding the updated strategy and the exit of certain businesses were triggering events. The review of the Credit Suisse legal entities’ five-year financial plans, including consideration of the updated strategy, was finalized for the fourth quarter of 2021.
Based on the analysis in the course of this review, which included the support of an independent valuation specialist appointed by Credit Suisse to advise on the valuation of the participations, the Bank parent company recorded in the fourth quarter of 2021, for regulatory purposes, a participation impairment of CHF 3.5 billion. Furthermore, following recently concluded discussions with FINMA and advisors appointed by them and resulting specific capital guidance issued by FINMA in January 2022, effective as of December 31, 2021, the capital effective component of the participation book values was reduced by a further CHF 7.6 billion. As a consequence, the Bank parent company’s Swiss CET1 ratio was 11.7% as of December 31, 2021. This had no impact on the Group’s CET1 ratio.
As a result of the annual transition framework and approach described above, the Bank parent company’s Swiss CET1 ratio was 11.4% as of January 1, 2022. The Bank parent company’s capital planning process with respect to its US, UK and Swiss participations anticipates a return of the Swiss CET1 ratio to a level above 12% by the end of 2022.
> Refer to credit-suisse.com/regulatorydisclosures for the Bank parent company’s regulatory disclosures.

Swiss capital and leverage requirements for Credit Suisse
For 2021	Capital ratio	Leverage ratio
Capital components (%)
CET1 – minimum	4.5	1.5
Additional tier 1 – maximum	3.5	1.5
Minimum component	8.0	3.0
CET1 – minimum	5.5	2.0
Additional tier 1 – maximum	0.8	0.0
Buffer component	6.3	2.0
Going concern	14.3	5.0
of which base requirement	12.86	4.5
of which surcharge	1.44	0.5
Gone concern	14.3	5.0
of which base requirement	12.86	4.5
of which surcharge	1.44	0.5
Total loss-absorbing capacity	28.6	10.0
Does not include the FINMA Pillar 2 capital add-on of CHF 1.8 billion relating to the supply chain finance funds matter, the effects of the countercyclical buffers and any rebates for resolvability and for certain tier 2 low-trigger instruments recognized in gone concern capital.
As of the end of 2021, for the Group, the rebates for resolvability and for certain tier 2 low-trigger instruments for the capital ratios were 3.135% and 0.446%, respectively, and for the Bank, they were 3.135% and 0.448%, respectively. For the Group, the rebates for resolvability and for certain tier 2 low-trigger instruments for leverage ratios were 1.1% and 0.137%, respectively, and for the Bank, they were 1.1% and 0.136%, respectively. Net of these rebates, the gone concern ratio for capital and leverage for the Group were 10.719% and 3.763%, respectively, and for the Bank they were 10.717% and 3.764%, respectively.

Other requirements
Requirements in Switzerland include an extended countercyclical buffer, which is based on the BIS countercyclical buffer that could require banks to hold up to 2.5% of RWA in the form of CET1 capital. The extended countercyclical buffer relates to a requirement that can be imposed by national regulators when credit growth is deemed to be excessive and leading to the build-up of system-wide risk. The Swiss Federal Council has not activated the BIS extended countercyclical buffer for Switzerland.
However, the Swiss Federal Council may from time to time require banks to hold additional CET1 capital for certain credit exposures (Swiss countercyclical capital buffer).
> Refer to “Regulatory developments” for additional information.
FINMA requirements include capital charges for mortgages that finance owner-occupied residential property in Switzerland (mortgage multiplier). The mortgage multiplier applies for purposes of both BIS and FINMA requirements.
Other regulatory disclosures
In connection with the Basel framework, certain regulatory disclosures for the Group and certain of its subsidiaries are required. The Group’s Pillar 3 disclosure, regulatory disclosures, additional information on capital instruments, including the main features and terms and conditions of regulatory capital instruments and total loss-absorbing capacity-eligible instruments that form part of the eligible capital base and total loss-absorbing capacity resources, G-SIB financial indicators, reconciliation requirements, leverage ratios and certain liquidity disclosures as well as regulatory disclosures for subsidiaries can be found on our website.
> Refer to credit-suisse.com/regulatorydisclosures for additional information.
Regulatory developments
In March 2020, FINMA announced the temporary exclusion of central bank reserves from leverage ratio calculations. This temporary measure expired as of January 1, 2021.
As of the end of March 2021, FINMA imposed a temporary add-on to our risk weighted assets relating to credit risk in the Investment Bank of USD 6.1 billion (CHF 5.8 billion) in relation to our exposure in the Archegos matter. This add-on was reduced to zero by the end of the second quarter of 2021.
In the first quarter of 2021, we agreed with FINMA to apply a Pillar 2 capital add-on of USD 2.0 billion relating to the supply chain finance funds (SCFF) matter. As of December 31, 2021, for the Group this Pillar 2 capital add-on of CHF 1.8 billion equated to an additional Swiss CET1 capital ratio of 68 basis points and a Swiss CET1 leverage ratio requirement of 21 basis points.
In June 2021, FINMA announced its reassessment of rebates for resolvability relating to the gone concern requirement. The eligibility for the rebates for resolvability is assessed on an annual basis. Effective July 1, 2021, for the Group and the Bank, the rebate for resolvability relating to the capital ratio was 3.135% and the rebate for resolvability relating to the leverage ratio was 1.1%.
In March 2020, the Swiss Federal Council approved the proposal of the Swiss National Bank to deactivate the Swiss countercyclical capital buffer in an effort to provide banks with greater flexibility to provide loans designed to address the economic impact of the COVID-19 pandemic. During its meeting on January 26, 2022 and at the request of the Swiss National Bank, the Swiss Federal Council reactivated the Swiss countercyclical capital buffer, in light of the recent developments in the Swiss real estate and mortgage markets. This is expected to increase our CET1 capital requirement by approximately 24 basis points. From September 30, 2022 onward, banks, such as Credit Suisse, will be required to hold additional CET1 capital amounting to 2.5% of RWA pertaining to mortgage loans that are directly or indirectly secured by residential real estate in Switzerland. The Swiss countercyclical capital buffer serves to strengthen the banking sector's resilience in the event of increased vulnerabilities in the Swiss mortgage and residential real estate markets.

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
The following tier 1 capital notes (collectively, Tier 1 Capital Notes), which have a trigger amount of 5.125% and qualify as low trigger capital instruments, were outstanding as of December 31, 2021:
■ USD 2.5 billion 6.25% tier 1 capital notes; and
■ USD 2.25 billion 7.5% tier 1 capital notes.
The following tier 2 capital notes (collectively, Tier 2 Capital Notes), which have a trigger amount of 5% and qualify as low trigger capital instruments, were outstanding as of December 31, 2021:
■ USD 2.5 billion 6.5% tier 2 capital notes.
Issuances and redemptions
	Currency	Par value at issuance (million)		Coupon rate (%)		Description	Year of maturity
Issuances – callable bail-in instruments
First quarter of 2021	EUR	1,500		floating rate		Senior notes	2026
	EUR	1,500		0.625		Senior notes	2033	[1]
	USD	2,000		1.305		Senior notes	2027
Second quarter of 2021	USD	3,250		3.091		Senior notes	2032
Fourth quarter of 2021	GBP	450		2.125		Senior notes	2029
Redemptions – bail-in instruments
Second quarter of 2021	USD	1,000		floating rate		Senior notes	2021
	USD	1,500		3.45		Senior notes	2021
Fourth quarter of 2021	USD	60	[2]	floating rate		Senior notes	2022
January 2022 to date	USD	1,750		3.574		Senior notes	2023	[3]
	AUD	176		5.0	[4]	Senior notes	2038
1 Matures in 2033 with no call option.
2
On December 12, 2019, a USD 1 billion senior bail-in instrument was partially redeemed, with a remaining amount of USD 60 million. On August 31, 2021, the Group elected to call the notes on the first optional call date, October 6, 2021.

3 On December 15, 2021, the Group elected to call the notes on the optional call date, January 9, 2022.
4
The interest rate of this zero coupon annual accreting senior callable note reflects the yield rate of the note. On January 27, 2022, the Group elected to call the notes on the first optional call date, February 8, 2022.

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
With respect to the capital instruments that specify a trigger event if the CET1 ratio were to fall below 5.125%, the Higher Trigger Capital Amount was CHF 11.4 billion and the Higher Trigger Capital Ratio (i.e., the ratio of the Higher Trigger Capital Amount to the aggregate of all RWA of the Group) was 4.3%, both as of the end of 2021.
With respect to the capital instruments that specify a trigger event if the CET1 ratio were to fall below 5%, the Higher Trigger Capital Amount was CHF 15.8 billion and the Higher Trigger Capital Ratio was 5.9%, both as of the end of 2021.
> Refer to the table “BIS capital metrics – Group” for further information on the BIS metrics used to calculate such measures.
BIS capital metrics
BIS capital metrics – Group
end of	2021	2020	% change
Capital and risk-weighted assets (CHF million)
CET1 capital	38,529	35,361	9
Tier 1 capital	54,373	51,202	6
Total eligible capital	54,852	52,163	5
Risk-weighted assets	267,787	275,084	(3)
Capital ratios (%)
CET1 ratio	14.4	12.9	–
Tier 1 ratio	20.3	18.6	–
Total capital ratio	20.5	19.0	–
Eligible capital – Group
end of	2021	2020	% change
Eligible capital (CHF million)
Total shareholders' equity	43,954	42,677	3
Adjustments
Regulatory adjustments [1]	157	(342)	–
Goodwill [2]	(2,893)	(4,681)	(38)
Other intangible assets [2]	(50)	(271)	(82)
Deferred tax assets that rely on future profitability	(881)	(1,070)	(18)
Shortfall of provisions to expected losses	(220)	(176)	25
Gains/(losses) due to changes in own credit on fair-valued liabilities	2,144	2,466	(13)
Defined benefit pension assets [2]	(3,280)	(2,249)	46
Investments in own shares	(477)	(397)	20
Other adjustments [3]	75	(596)	–
Total adjustments	(5,425)	(7,316)	(26)
CET1 capital	38,529	35,361	9
High-trigger capital instruments (7% trigger)	11,399	11,410	0
Low-trigger capital instruments (5.125% trigger)	4,445	4,431	0
Additional tier 1 capital	15,844	15,841	0
Tier 1 capital	54,373	51,202	6
Tier 2 low-trigger capital instruments (5% trigger)	479	961	(50)
Tier 2 capital [4]	479	961	(50)
Total eligible capital [4]	54,852	52,163	5
1 Includes certain adjustments, such as a cumulative dividend accrual.
2 Net of deferred tax liability.
3 Includes reversals of cash flow hedge reserves and, in 2020, of unrealized gains on certain investments that are not eligible for CET1 recognition.
4
Amounts are shown on a look-through basis. Certain tier 2 instruments were subject to phase out and are no longer eligible as of January 1, 2022. As of 2021 and 2020, total eligible capital was CHF 55,074 million and CHF 52,437 million, including CHF 222 million and CHF 273 million of such instruments and the total capital ratio was 20.6% and 19.1%, respectively.

Capital movement – Group
	2021	2020
CET1 capital (CHF million)
Balance at beginning of period	35,361	36,774
Net income/(loss) attributable to shareholders	(1,650)	2,669
Foreign exchange impact [1]	691	(2,664)
Regulatory adjustment of goodwill and intangible assets, net of deferred tax liability	1,616	(389)
Issuance of Mandatory Convertible Notes [2]	1,652	–
Impact from the reduction of the investment in Allfunds Group [3]	862	–
Reversal of unrealized gains on certain equity investments not eligible for CET1 recognition	432	(427)
Dividends	227	(755)
Repurchase of shares under the share buyback program	(305)	(325)
Other [4]	(357)	478
Balance at end of period	38,529	35,361
Additional tier 1 capital (CHF million)
Balance at beginning of period	15,841	13,017
Foreign exchange impact	543	(1,214)
Issuances	0	3,633
Other [5]	(540)	405
Balance at end of period	15,844	15,841
Tier 2 capital (CHF million)
Balance at beginning of period	961	2,934
Foreign exchange impact	36	(161)
Redemptions	0	(1,341)
Other [6]	(518)	(471)
Balance at end of period	479	961
Eligible capital (CHF million)
Balance at end of period	54,852	52,163
1 Includes US GAAP cumulative translation adjustments and the foreign exchange impact on regulatory CET1 adjustments.
2 Reflects the regulatory capital impact of the issuance of the MCNs, net of fees and expenses.
3 Reflects regulatory adjustments relating to the IPO of Allfunds Group and the subsequent reduction of our equity investment to below 10%.
4 Includes the net effect of share-based compensation and a regulatory adjustment of defined benefit pension plan assets.
5 Primarily reflects valuation impacts.
6 Includes the impact of the prescribed amortization requirement as instruments move closer to their maturity date.
Our CET1 ratio was 14.4% as of the end of 2021 compared to 12.9% as of the end of 2020. Our tier 1 ratio was 20.3% as of the end of 2021 compared to 18.6% as of the end of 2020. Our total capital ratio was 20.5% as of the end of 2021 compared to 19.0% as of the end of 2020.
CET1 capital was CHF 38.5 billion as of the end of 2021, an increase of 9% compared to CHF 35.4 billion as of the end of 2020. CET1 was mainly impacted by the issuance of mandatory convertible notes (MCN), the reduction of the investment in Allfunds Group and a positive foreign exchange impact. The goodwill impairment, which impacted net income attributable to shareholders, was adjusted for regulatory capital purposes and did not have an impact on CET1 capital.
Additional tier 1 capital was CHF 15.8 billion as of the end of 2021, stable compared to the end of 2020, as a positive foreign exchange impact was offset by valuation impacts.
Tier 2 capital was CHF 0.5 billion as of the end of 2021 compared to CHF 1.0 billion as of the end of 2020, mainly due to the impact of the prescribed amortization requirement as instruments move closer to their maturity date.
Total eligible capital as of the end of 2021 was CHF 54.9 billion compared to CHF 52.2 billion as of the end of 2020, mainly reflecting an increase in CET1 capital.

Risk-weighted assets
Our balance sheet positions and off-balance sheet exposures translate into RWA, which are categorized as credit, market and operational RWA. When assessing RWA, it is not the nominal size, but rather the nature (including risk mitigation such as collateral or hedges) of the balance sheet positions or off-balance sheet exposures that determines the RWA.
Credit risk RWA reflect the capital requirements for the possibility of a loss being incurred as the result of a borrower or counterparty failing to meet its financial obligations or as a result of a deterioration in the credit quality of the borrower or counterparty. Under the Basel framework, certain regulatory capital adjustments are dependent on the level of CET1 capital (thresholds). The amount above the threshold is deducted from CET1 capital and the amount below the threshold is risk weighted. RWA subject to such threshold adjustments are included in credit risk RWA. For measuring the capital requirements related to credit risk, we use the advanced internal ratings-based (A-IRB) approach. Under the A-IRB approach for measuring credit risk, risk weights are determined by using internal risk parameters for probability of default (PD), loss given default (LGD) and effective maturity. The exposure at default (EAD) is either derived from balance sheet values or by using models. For the capital requirements for counterparty credit risk, we use the internal models method (IMM) for the majority of the derivatives and the value-at-risk (VaR) model for securities financing transactions (SFT). We have also implemented the credit valuation adjustment (CVA), which covers the risk of mark-to-market losses on the expected counterparty risk arising from changes in a counterparty’s credit spreads.
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
For capital purposes, FINMA, in line with BIS requirements, uses a multiplier to impose an increase in market risk capital for every regulatory VaR backtesting exception above four in the prior rolling 12-month period. In 2021, our market risk capital multiplier remained at FINMA and BIS minimum levels and we did not experience an increase in market risk capital.
> Refer to “Market risk” in Risk management for further information.
Operational risk RWA reflect the capital requirements for the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. We use the advanced measurement approach (AMA) to calculate the operational risk regulatory capital requirements. The AMA model covers our identified operational risk types and applies a loss distribution approach to calculate the forward-looking potential total annual operational loss.

Risk-weighted assets – Group
end of	Swiss Universal Bank	International Wealth Management	Asia Pacific	Asset Management	Investment Bank	Corporate Center	Group
2021 (CHF million)
Credit risk	68,816	20,594	18,133	6,186	45,385	24,691	183,805
Market risk	1,404	1,053	1,451	62	10,048	2,337	16,355
Operational risk	9,660	9,295	5,114	1,982	14,748	26,828	67,627
Risk-weighted assets	79,880	30,942	24,698	8,230	70,181	53,856	267,787
2020 (CHF million)
Credit risk	69,428	23,397	20,133	6,523	53,475	25,156	198,112
Market risk	1,598	1,157	1,645	805	10,749	2,363	18,317
Operational risk	10,262	9,463	4,811	1,655	13,648	18,816	58,655
Risk-weighted assets	81,288	34,017	26,589	8,983	77,872	46,335	275,084
Risk-weighted assets movements
RWA decreased 3% to CHF 267.8 billion as of the end of 2021 from CHF 275.1 billion as of the end of 2020, mainly driven by a decrease in movements in risk levels in credit risk. This decrease was partially offset by increases related to external model and parameter updates in both operational and credit risk and the foreign exchange impact.
Excluding the foreign exchange impact, the decrease in credit risk was primarily driven by movements in risk levels attributable to book size and risk levels attributable to book quality, partially offset by external model and parameter updates. The decrease relating to risk levels attributable to book size was primarily driven by decreases in derivative exposures, mainly in the Investment Bank, lending exposures, mainly in the Investment Bank, International Wealth Management and Asia Pacific, and secured financing exposures, mainly in the Investment Bank. The movements in risk levels attributable to book size was also impacted by decreased advanced CVA, mainly in Swiss Universal Bank and the Corporate Center, partially offset by an increase in the Investment Bank. This decrease was partially offset by increases in equity exposures relating to our investment in Allfunds Group in International Wealth Management, Swiss Universal Bank and Asia Pacific. The decrease in risk levels attributable to book quality was primarily driven by changes in risk weighting across credit risk classes, mainly impacting the Investment Bank, Asia Pacific and International Wealth Management. External model and parameter updates were mainly relating to the de-recognition of excess collateral for margin loans in the Investment Bank and relating to the equity variance swap trades.
Excluding the foreign exchange impact, the decrease in market risk was primarily driven by internal model and parameter updates, mainly driven by VaR and RNIV methodology enhancements, and movements in risk levels, mainly in securitized products and Global Trading Solutions in the Investment Bank. The reduction in market risk levels allocated to the Asset Management division was due to the redemption of a hedge fund investment.
Excluding the foreign exchange impact, the increase in operational risk was mainly driven by external model and parameter updates in the Corporate Center related to provisions for mortgage-related matters recorded in 2020 and the settlement with MBIA Insurance Corp. in 2021. In addition, internal model and parameter updates reflected updated operational risk allocation keys, resulting in higher operational risk RWA in the Corporate Center, the Investment Bank, Asset Management and Asia Pacific, offset by lower operational risk RWA in Swiss Universal Bank and International Wealth Management.

Risk-weighted asset movement by risk type – Group
2021	Swiss Universal Bank	International Wealth Management	Asia Pacific	Asset Management	Investment Bank	Corporate Center	Total
Credit risk (CHF million)
Balance at beginning of period	69,428	23,397	20,133	6,523	53,475	25,156	198,112
Foreign exchange impact	317	271	530	207	1,693	659	3,677
Movements in risk levels	(1,201)	(3,389)	(2,634)	(544)	(10,203)	(1,329)	(19,300)
of which credit risk – book size [1]	(709)	(1,755)	(1,718)	(480)	(9,281)	(1,392)	(15,335)
of which credit risk – book quality [2]	(492)	(1,634)	(916)	(64)	(922)	63	(3,965)
Model and parameter updates – internal [3]	51	166	(65)	0	(1,030)	124	(754)
Model and parameter updates – external [4]	221	149	169	0	1,450	81	2,070
Balance at end of period	68,816	20,594	18,133	6,186	45,385	24,691	183,805
Market risk (CHF million)
Balance at beginning of period	1,598	1,157	1,645	805	10,749	2,363	18,317
Foreign exchange impact	63	46	67	39	492	89	796
Movements in risk levels	(107)	(57)	(113)	(579)	(444)	77	(1,223)
Model and parameter updates – internal [3]	(150)	(93)	(148)	(203)	(749)	(192)	(1,535)
Balance at end of period	1,404	1,053	1,451	62	10,048	2,337	16,355
Operational risk (CHF million)
Balance at beginning of period	10,262	9,463	4,811	1,655	13,648	18,816	58,655
Foreign exchange impact	412	376	186	61	525	742	2,302
Model and parameter updates – internal [3]	(1,014)	(544)	117	266	575	1,391	791
Model and parameter updates – external [4]	0	0	0	0	0	5,879	5,879
Balance at end of period	9,660	9,295	5,114	1,982	14,748	26,828	67,627
Total (CHF million)
Balance at beginning of period	81,288	34,017	26,589	8,983	77,872	46,335	275,084
Foreign exchange impact	792	693	783	307	2,710	1,490	6,775
Movements in risk levels	(1,308)	(3,446)	(2,747)	(1,123)	(10,647)	(1,252)	(20,523)
Model and parameter updates – internal [3]	(1,113)	(471)	(96)	63	(1,204)	1,323	(1,498)
Model and parameter updates – external [4]	221	149	169	0	1,450	5,960	7,949
Balance at end of period	79,880	30,942	24,698	8,230	70,181	53,856	267,787
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
Leverage exposure – Group
end of	2021	2020	[1]
Leverage exposure (CHF million)
Swiss Universal Bank	301,289	295,507
International Wealth Management	104,310	101,025
Asia Pacific	74,530	74,307
Asset Management	2,527	2,989
Investment Bank	281,326	320,828
Corporate Center	125,155	18,340
Leverage exposure	889,137	812,996
1
Prior period has been corrected. Refer to “Note 1 – Summary of significant accounting policies – Revisions of prior period financial statements” in VI – Consolidated financial statements – Credit Suisse Group for further information.

The leverage exposure was CHF 889.1 billion as of the end of 2021, which increased 9% compared to CHF 813.0 billion as of the end of 2020. The increase was mainly due to the expiration on January 1, 2021 of the temporary exclusion of central bank reserves from the leverage exposure as permitted by FINMA in response to the COVID-19 pandemic. The increase was partially offset by a decrease in the consolidated balance sheet primarily due to the lower operating activities, partially offset by a positive foreign exchange impact.
> Refer to “Balance sheet and off-balance sheet” for further information on the movement in the Group’s consolidated balance sheet.
Leverage exposure components – Group
end of	2021	2020	[1]	% change
Leverage exposure (CHF million)
Total assets	755,833	818,965		(8)
Adjustments
Difference in scope of consolidation and tier 1 capital deductions [2]	(9,386)	(16,680)		(44)
Derivative financial instruments	55,901	68,577		(18)
Securities financing transactions	(8,546)	(39,009)		(78)
Off-balance sheet exposures	93,286	88,944		5
Other	2,049	(107,801)	[3]	–
Total adjustments	133,304	(5,969)		–
Leverage exposure	889,137	812,996		9
1
Prior period has been corrected. Refer to “Note 1 – Summary of significant accounting policies – Revisions of prior period financial statements” in VI – Consolidated financial statements – Credit Suisse Group for further information.

2
Includes adjustments for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation and tier 1 capital deductions related to balance sheet assets.

3 Includes cash held at central banks of CHF 110,677 million, after adjusting for the dividend paid in 2020.
BIS leverage metrics – Group
end of	2021	2020		% change
Capital and leverage exposure (CHF million)
CET1 capital	38,529	35,361		9
Tier 1 capital	54,373	51,202		6
Leverage exposure	889,137	812,996	[1,2]	9
Leverage ratios (%)
CET1 leverage ratio	4.3	4.3		–
Tier 1 leverage ratio	6.1	6.3		–
1 Leverage exposure excluded CHF 110,677 million of cash held at central banks, after adjusting for the dividend paid in 2020.
2
Prior period has been corrected. Refer to “Note 1 – Summary of significant accounting policies – Revisions of prior period financial statements” in VI – Consolidated financial statements – Credit Suisse Group for further information.

BIS leverage ratios – Group
The CET1 leverage ratio was 4.3% as of the end of 2021, stable compared to the end of 2020, reflecting higher leverage exposure and higher CET1 capital. The tier 1 leverage ratio was 6.1% as of the end of 2021, compared to 6.3% as of the end of 2020, mainly reflecting higher leverage exposure.
Swiss metrics
Swiss capital metrics
As of the end of 2021, our Swiss CET1 capital was CHF 38.5 billion and our Swiss CET1 ratio was 14.4%. Our going concern capital was CHF 54.4 billion and our going concern capital ratio was 20.3%. Our gone concern capital was CHF 46.6 billion and our gone concern capital ratio was 17.4%. Our total loss-absorbing capacity was CHF 101.0 billion and our TLAC ratio was 37.6%.
Swiss capital metrics – Group
end of	2021	2020	% change
Swiss capital and risk-weighted assets (CHF million)
Swiss CET1 capital	38,529	35,351	9
Going concern capital	54,372	51,192	6
Gone concern capital	46,648	41,852	11
Total loss-absorbing capacity	101,020	93,044	9
Swiss risk-weighted assets	268,418	275,576	(3)
Swiss capital ratios (%)
Swiss CET1 ratio	14.4	12.8	–
Going concern capital ratio	20.3	18.6	–
Gone concern capital ratio	17.4	15.2	–
TLAC ratio	37.6	33.8	–
Rounding differences may occur.

Swiss capital and risk-weighted assets – Group
end of	2021	2020	% change
Swiss capital (CHF million)
CET1 capital – BIS	38,529	35,361	9
Swiss regulatory adjustments [1]	0	(10)	(100)
Swiss CET1 capital	38,529	35,351	9
Additional tier 1 high-trigger capital instruments	11,398	11,410	0
Grandfathered additional tier 1 low-trigger capital instruments	4,445	4,431	0
Swiss additional tier 1 capital	15,843	15,841	0
Going concern capital	54,372	51,192	6
Bail-in debt instruments	44,251	39,450	12
Tier 2 low-trigger capital instruments	479	961	(50)
Tier 2 amortization component	1,918	1,441	33
Gone concern capital [2]	46,648	41,852	11
Total loss-absorbing capacity	101,020	93,044	9
Risk-weighted assets (CHF million)
Risk-weighted assets – BIS	267,787	275,084	(3)
Swiss regulatory adjustments [3]	631	492	28
Swiss risk-weighted assets	268,418	275,576	(3)
1 Includes adjustments for certain unrealized gains outside the trading book.
2
Amounts are shown on a look-through basis. Certain tier 2 instruments and their related tier 2 amortization components were subject to phase out and are no longer eligible as of January 1, 2022. As of 2021 and 2020, gone concern capital was CHF 46,897 million and CHF 42,198 million, including CHF 249 million and CHF 346 million, respectively, of such instruments.

3 Primarily includes differences in the credit risk multiplier.
Swiss leverage metrics – Group
end of	2021	2020		% change
Swiss capital and leverage exposure (CHF million)
Swiss CET1 capital	38,529	35,351		9
Going concern capital	54,372	51,192		6
Gone concern capital	46,648	41,852		11
Total loss-absorbing capacity	101,020	93,044		9
Leverage exposure	889,137	812,996	[1]	9
Swiss leverage ratios (%)
Swiss CET1 leverage ratio	4.3	4.3		–
Going concern leverage ratio	6.1	6.3		–
Gone concern leverage ratio	5.2	5.1	[2]	–
TLAC leverage ratio	11.4	11.4		–
Rounding differences may occur.
1
Prior period has been corrected. Refer to “Note 1 – Summary of significant accounting policies – Revisions of prior period financial statements” in VI – Consolidated financial statements – Credit Suisse Group for further information.

2
The gone concern ratio would have been 4.5%, if calculated using a leverage exposure of CHF 923,673 million, without the temporary exclusion of cash held at central banks, after adjusting for the dividend paid in 2020, of CHF 110,677 million.

Swiss leverage metrics
The leverage exposure used in the Swiss leverage ratios is measured on the same period-end basis as the leverage exposure for the BIS leverage ratio. As of the end of 2021, our Swiss CET1 leverage ratio was 4.3%, our going concern leverage ratio was 6.1%, our gone concern leverage ratio was 5.2% and our TLAC leverage ratio was 11.4%.

Bank regulatory disclosures
The following capital, RWA and leverage disclosures apply to the Bank. The business of the Bank is substantially the same as that of the Group, including business drivers and trends relating to capital, RWA and leverage metrics.
> Refer to “BIS capital metrics”, “Risk-weighted assets”, “Leverage metrics” and “Swiss metrics” for further information.
BIS capital metrics – Bank
end of	2021	2020	% change
Capital and risk-weighted assets (CHF million)
CET1 capital	44,185	40,701	9
Tier 1 capital	59,110	55,659	6
Total eligible capital	59,589	56,620	5
Risk-weighted assets	266,934	275,676	(3)
Capital ratios (%)
CET1 ratio	16.6	14.8	–
Tier 1 ratio	22.1	20.2	–
Total capital ratio	22.3	20.5	–
The Bank’s CET1 ratio was 16.6% as of the end of 2021 compared to 14.8% as of the end of 2020. The Bank’s tier 1 ratio was 22.1% as of the end of 2021 compared to 20.2% as of the end of 2020. The Bank’s total capital ratio was 22.3% as of the end of 2021 compared to 20.5% as of the end of 2020.
CET1 capital was CHF 44.2 billion as of the end of 2021, an increase of 9% compared to CHF 40.7 billion as of the end of 2020. CET1 was mainly impacted by a capital contribution following the issuance of MCN by the Group, the reduction of the investment in Allfunds Group and a positive foreign exchange impact. The goodwill impairment, which impacted net income attributable to shareholders, was adjusted for regulatory capital purposes and did not have an impact on CET1 capital.
Additional tier 1 capital was CHF 14.9 billion as of the end of 2021 compared to CHF 15.0 billion as of the end of 2020, as a positive foreign exchange impact was offset by valuation impacts.
Eligible capital and risk-weighted assets – Bank
end of	2021		2020	% change
Eligible capital (CHF million)
Total shareholders' equity	47,390		46,264	2
Regulatory adjustments [1]	(670)		(1,088)	(38)
Other adjustments [2]	(2,535)		(4,475)	(43)
CET1 capital	44,185		40,701	9
Additional tier 1 instruments	14,925	[3]	14,958	0
Additional tier 1 capital	14,925		14,958	0
Tier 1 capital	59,110		55,659	6
Tier 2 low-trigger capital instruments (5% trigger)	479		961	(50)
Tier 2 capital [4]	479		961	(50)
Total eligible capital [4]	59,589		56,620	5
Risk-weighted assets by risk type (CHF million)
Credit risk	182,952		198,704	(8)
Market risk	16,355		18,317	(11)
Operational risk	67,627		58,655	15
Risk-weighted assets	266,934		275,676	(3)
1 Includes certain adjustments, such as a cumulative dividend accrual.
2 Includes certain deductions, such as goodwill, other intangible assets and certain deferred tax assets.
3
Consists of high-trigger and low-trigger capital instruments. Of this amount, CHF 11.4 billion consists of capital instruments with a capital ratio write-down trigger of 7% and CHF 3.5 billion consists of capital instruments with a capital ratio write-down trigger of 5.125%.

4
Amounts are shown on a look-through basis. Certain tier 2 instruments were subject to phase out and are no longer eligible as of January 1, 2022. As of 2021 and 2020, total eligible capital was CHF 59,811 million and CHF 56,893 million, including CHF 222 million and CHF 273 million of such instruments and the total capital ratio was 22.4% and 20.6%, respectively.

Tier 2 capital was CHF 0.5 billion as of the end of 2021 compared to CHF 1.0 billion as of the end of 2020, mainly due to the impact of the prescribed amortization requirement as instruments move closer to their maturity date.
The Bank’s total eligible capital was CHF 59.6 billion as of the end of 2021 compared to CHF 56.6 billion as of the end of 2020, mainly reflecting an increase in CET1 capital.
RWA decreased CHF 8.7 billion to CHF 266.9 billion as of the end of 2021 compared to CHF 275.7 billion as of the end of 2020.

Leverage exposure components – Bank
end of	2021	2020	[1]	% change
Leverage exposure (CHF million)
Total assets	759,214	822,831		(8)
Adjustments
Difference in scope of consolidation and tier 1 capital deductions [2]	(6,251)	(14,079)		(56)
Derivative financial instruments	56,058	68,651		(18)
Securities financing transactions	(8,546)	(39,004)		(78)
Off-balance sheet exposures	93,286	88,948		5
Other	2,049	(121,342)	[3]	–
Total adjustments	136,596	(16,826)		–
Leverage exposure	895,810	806,005		11
1
Prior period has been corrected. Refer to “Note 1 – Summary of significant accounting policies – Revisions of prior period financial statements” in VI – Consolidated financial statements – Credit Suisse Group for further information.

2
Includes adjustments for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation and tier 1 capital deductions related to balance sheet assets.

3 Includes cash held at central banks of CHF 124,218 million, after adjusting for the dividend paid in 2020.
BIS leverage metrics – Bank
end of	2021	2020		% change
Capital and leverage exposure (CHF million)
CET1 capital	44,185	40,701		9
Tier 1 capital	59,110	55,659		6
Leverage exposure	895,810	806,005	[1,2]	11
Leverage ratios (%)
CET1 leverage ratio	4.9	5.0		–
Tier 1 leverage ratio	6.6	6.9		–
1 Leverage exposure excluded CHF 124,218 million of cash held at central banks, after adjusting for the dividend paid in 2020.
2
Prior period has been corrected. Refer to “Note 1 – Summary of significant accounting policies – Revisions of prior period financial statements” in VI – Consolidated financial statements – Credit Suisse Group for further information.

Swiss capital metrics – Bank
end of	2021	2020	% change
Swiss capital and risk-weighted assets (CHF million)
Swiss CET1 capital	44,185	40,691	9
Going concern capital	59,110	55,648	6
Gone concern capital	41,316	41,857	(1)
Total loss-absorbing capacity	100,426	97,505	3
Swiss risk-weighted assets	267,558	276,157	(3)
Swiss capital ratios (%)
Swiss CET1 ratio	16.5	14.7	–
Going concern capital ratio	22.1	20.2	–
Gone concern capital ratio	15.4	15.2	–
TLAC ratio	37.5	35.3	–
Rounding differences may occur.
Swiss capital and risk-weighted assets – Bank
end of	2021	2020	% change
Swiss capital (CHF million)
CET1 capital – BIS	44,185	40,701	9
Swiss regulatory adjustments [1]	0	(10)	100
Swiss CET1 capital	44,185	40,691	9
Additional tier 1 high-trigger capital instruments	11,382	11,408	0
Grandfathered additional tier 1 low-trigger capital instruments	3,543	3,549	0
Swiss additional tier 1 capital	14,925	14,957	0
Going concern capital	59,110	55,648	6
Bail-in debt instruments	38,920	39,455	(1)
Tier 2 low-trigger capital instruments	479	961	(50)
Tier 2 amortization component	1,917	1,441	33
Gone concern capital [2]	41,316	41,857	(1)
Total loss-absorbing capacity	100,426	97,505	3
Risk-weighted assets (CHF million)
Risk-weighted assets – BIS	266,934	275,676	(3)
Swiss regulatory adjustments [3]	624	481	30
Swiss risk-weighted assets	267,558	276,157	(3)
1 Includes adjustments for certain unrealized gains outside the trading book.
2
Amounts are shown on a look-through basis. Certain tier 2 instruments and their related tier 2 amortization components were subject to phase out and are no longer eligible as of January 1, 2022. As of 2021 and 2020, gone concern capital was CHF 41,565 million and CHF 42,203 million, including CHF 249 million and CHF 346 million, respectively, of such instruments.

3 Primarily includes differences in the credit risk multiplier.
Swiss leverage metrics – Bank
end of	2021	2020		% change
Swiss capital and leverage exposure (CHF million)
Swiss CET1 capital	44,185	40,691		9
Going concern capital	59,110	55,648		6
Gone concern capital	41,316	41,857		(1)
Total loss-absorbing capacity	100,426	97,505		3
Leverage exposure	895,810	806,005	[1]	11
Swiss leverage ratios (%)
Swiss CET1 leverage ratio	4.9	5.0		–
Going concern leverage ratio	6.6	6.9		–
Gone concern leverage ratio	4.6	5.2	[2]	–
TLAC leverage ratio	11.2	12.1		–
Rounding differences may occur.
1
Prior period has been corrected. Refer to “Note 1 – Summary of significant accounting policies – Revisions of prior period financial statements” in VI – Consolidated financial statements – Credit Suisse Group for further information.

2
The gone concern ratio would have been 4.5%, if calculated using a leverage exposure of CHF 930,223 million, without the temporary exclusion of cash held at central banks, after adjusting for the dividend paid in 2020, of CHF 124,218 million.

Shareholders’ equity
Group
The Group’s total shareholders’ equity was CHF 44.0 billion as of the end of 2021 compared to CHF 42.7 billion as of the end of 2020. Total shareholders’ equity was positively impacted by an increase in capital following the conversion of the MCN, an actuarial gain from the year-end re-measurement of the Group’s defined benefit pension plan assets and liabilities, an increase in the share-based compensation obligation and foreign exchange-related movements on cumulative translation adjustments, partially offset the net loss attributable to shareholders and transactions relating to the settlement of share based-compensation awards.
> Refer to the “Consolidated statements of changes in equity” in VI – Consolidated financial statements – Credit Suisse Group for further information on the Group’s total shareholders’ equity.
Bank
The Bank’s total shareholders’ equity was CHF 47.4 billion as of the end of 2021 compared to CHF 46.3 billion as of the end of 2020. Total shareholders’ equity was positively impacted by a capital contribution following the conversion of the MCN, an increase in the share-based compensation obligation and foreign exchange-related movements on cumulative translation adjustments, partially offset by the net loss attributable to shareholders and transactions relating to the settlement of share-based compensation awards.
> Refer to the “Consolidated statements of changes in equity” in VIII – Consolidated financial statements – Credit Suisse (Bank) for further information on the Bank’s total shareholders’ equity.
Shareholders' equity and share metrics
	Group			Bank
end of	2021	2020	% change	2021	2020	% change
Shareholders' equity (CHF million)
Common shares	106	98	8	4,400	4,400	0
Additional paid-in capital	34,938	33,323	5	47,417	46,232	3
Retained earnings	31,064	32,834	(5)	14,932	15,871	(6)
Treasury shares, at cost	(828)	(428)	93	–	–	–
Accumulated other comprehensive income/(loss)	(21,326)	(23,150)	(8)	(19,359)	(20,239)	(4)
Total shareholders' equity	43,954	42,677	3	47,390	46,264	2
Goodwill	(2,917)	(4,426)	(34)	(2,881)	(3,755)	(23)
Other intangible assets	(276)	(237)	16	(276)	(237)	16
Tangible shareholders' equity [1]	40,761	38,014	7	44,233	42,272	5
Shares outstanding (million)
Common shares issued	2,650.7	2,447.7	8	4,399.7	4,399.7	0
Treasury shares	(81.0)	(41.6)	95	–	–	–
Shares outstanding	2,569.7	2,406.1	7	4,399.7	4,399.7	0
Par value (CHF)
Par value	0.04	0.04	0	1.00	1.00	0
Book value per share (CHF)
Total book value per share	17.10	17.74	(4)	10.77	10.52	2
Goodwill per share	(1.14)	(1.84)	(38)	(0.65)	(0.85)	(24)
Other intangible assets per share	(0.10)	(0.10)	0	(0.07)	(0.06)	17
Tangible book value per share [1]	15.86	15.80	0	10.05	9.61	5
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
In 2021, we purchased 2,151.4 million treasury shares and sold or re-issued 2,053.3 million treasury shares. Of these, 2,126.3 million shares were purchased through open market transactions, predominantly for market-making purposes and facilitating customer orders and to meet the Group’s delivery obligations with respect to share-based compensation. As of December 31, 2021, the Group held 81.1 million treasury shares.
> Refer to “Note 27 – Accumulated other comprehensive income and additional share information” in VI – Consolidated financial statements – Credit Suisse Group for information on movement in treasury shares.
As announced on October 29, 2020, the Board of Directors (Board) approved an additional share buyback program for 2021 of up to CHF 1.5 billion. We had expected to buy back at least CHF 1.0 billion of shares in 2021, subject to market and economic conditions. We commenced the 2021 share buyback program on January 12, 2021 and acquired our own shares on a second trading line on the SIX Swiss Exchange, subject to deduction of applicable Swiss federal withholding tax. We suspended the share buyback program in April 2021. As of such time, we had bought back CHF 305 million worth of shares. On December 30, 2021, the 2021 share buyback program was completed. Shares repurchased in 2021 are expected to be cancelled by means of a capital reduction to be proposed at the next annual general meeting (AGM) of shareholders.
> Refer to “Impact of share-based compensation on shareholders’ equity” in V – Compensation – Supplementary information for further information.
Issuer purchases of equity securities
				of which share buyback program		[2]
in	Total number of shares purchased (million)	[1]	Average price paid per share purchased (CHF)	Total number of shares purchased (million)	Maximum amount that may yet be purchased (CHF million)	[3]
2021
January	193.2		12.12	4.1	950
February	136.8		12.53	7.0	864
March	269.3		12.18	12.0	716
April	189.7		9.79	2.0	695
May	138.0		9.32	0.0	695
June	187.0		9.63	0.0	695
July	152.8		9.21	0.0	695
August	166.1		9.53	0.0	695
September	205.9		9.40	0.0	695
October	133.2		9.53	0.0	695
November	189.6		9.34	0.0	695
December	189.8		8.81	0.0	695
Total share purchases	2,151.4		–	25.1	–
1
We purchased 2,126.3 million shares in 2021, other than through the share buyback program, through open market transactions, predominantly for market-making purposes and facilitating customer orders as well as to meet the Group’s delivery obligations with respect to share-based compensation.

2
As announced on October 29, 2020, the Board of Directors approved a share buyback program of Group ordinary shares for 2021 up to CHF 1.5 billion. Following the completion of share buybacks in April 2021, the program was suspended. The program was completed on December 30, 2021.

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
In the original 2021 AGM proposal, the Board proposed a cash distribution of CHF 0.2926 per share for the financial year 2020. Following the developments in 2021 related to the Archegos matter, the Board amended its dividend proposal for the financial year 2020, proposing to distribute an ordinary total dividend of CHF 0.10 gross per share, half from retained earnings and half out of the capital contribution reserves, which was approved by shareholders at the 2021 AGM.
Our dividend payment policy seeks to provide investors with an efficient form of capital distribution relative to earnings. Our dividend payment policy is to pay a cash dividend per share, subject to performance and the decision of the Board and approval of our shareholders in due course.
Our Board will propose to the shareholders at the AGM on April 29, 2022 a cash distribution of CHF 0.10 per share for the financial year 2021. 50% of the distribution will be paid out of capital contribution reserves, free of Swiss withholding tax and will not be subject to income tax for Swiss resident individuals holding the shares as a private investment, and 50% will be paid out of retained earnings, net of 35% Swiss withholding tax.
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
Dividend per ordinary share
	USD	[1]	CHF
Dividend per ordinary share for the financial year
2020	0.101659		0.10
2019	0.2761		0.2776
2018	0.257126		0.2625
2017	0.249		0.25
2016	0.7161		0.70
1 Represents the distribution on each American Depositary Share. For further information, refer to credit-suisse.com/dividend.

Risk management
As of the end of 2021, the Group had a gross loan portfolio of CHF 293.1 billion, gross impaired loans of CHF 2.8 billion and, in 2021, an average risk management VaR of USD 60 million.
In 2021, we undertook a number of actions and implemented an enhanced risk approach in response to Archegos and the SCFF matters. In response to these matters, we implemented senior management changes, constrained our risk appetite and significantly reduced leverage exposure and RWA in the Investment Bank. We performed extensive reviews of elevated risks and single name concentrations, among others. We are reinforcing risk culture across the Group, including in our business divisions.
Our discussion of risk management includes the following main sections:
■ Key risk developments provides an overview of topics with an actual or potential impact on risk management that have been important for the Group in 2021 and beyond.
■ Risk oversight and governance provides an overview on oversight, culture and key management bodies and committees covering risk management matters.
■ Risk appetite framework provides an overview on key aspects and our process of risk appetite setting as well as the types of risk constraints we apply.
■ Risk coverage and management provides an overview of our main risk types. For each of the risk types presented, we provide our definition of this risk type, sources of this risk, our approach to evaluation and management of this risk and related governance.
■ Risk portfolio analysis provides quantitative information and discussion of our risk exposure, primarily in relation to credit and market risk.
Key risk developments
We are closely monitoring the following key risk and global economic developments as well as the potential effects on our operations and businesses, including through the reassessment of financial plans and the development of stress scenarios that take into account potential additional negative impacts.
Archegos and supply chain finance funds matters
The Group incurred significant losses in the first and second quarter of 2021 in respect of the failure by Archegos to meet its margin commitments. Certain Group subsidiaries were notified by Archegos that it would be unable to return margin advances previously extended and, following the failure of the fund, the Group exited the fund positions. Subsequently, Investment Bank RWA and leverage exposure were reduced in prime services, and RWA in the other divisions reflected reductions from de-risking measures. Also, in connection with our long-term strategic direction for the Group announced on November 4, 2021, we are in the process of exiting the prime services businesses, with the exception of Index Access and APAC Delta One.
The Board had initiated an externally led investigation of the Archegos matter, which was supervised by a special committee of the Board. On July 29, 2021, Credit Suisse published on its website the report based on this independent external investigation, as well as a summary of management’s responses to this report. Since then, we have continued to further implement a Group-wide remediation program to facilitate the execution of key activities including:
■ Risk appetite: In connection with the Archegos matter, Credit Suisse significantly reduced its overall risk appetite in 2021, reduced credit concentrations and conducted a detailed review across all business divisions and risk types to assess if Credit Suisse has other material risk concentrations similar to Archegos. A subsequent risk appetite review was performed in late 2021 also in connection with the strategy review across all risk classes, including a review of the strategic risk objectives, the Group’s overall risk capacity in light of the updated financial and capital plans and an assessment of several focus portfolios. In addition, we continue to review and implement efforts to improve the overall risk appetite and limit framework and breach escalation processes. We have completed the initial fundamental review of risk exposures led by the tactical crisis committee. We continue to examine the risk profile of each business division, recalibrating limits, reducing concentrations and strengthening our risk governance.
■ Governance and leadership: The Group focused on strengthening the risk management environment through the streamlining of governance and oversight structures, including the alignment of incentives with roles and accountability. The Group also focused on the reinforcement of a Group-wide risk mindset and speak-up culture, a broad-reaching review of resource and seniority levels across relevant areas to strengthen the overall Risk organization and its leadership team as well as the first line of defense.
■ Risk management culture and capabilities: Credit Suisse initiated a series of cultural measures, such as strengthening risk awareness and setting the right incentives for the businesses to better balance risk and return. Credit Suisse is committed to continuing to build and enhance risk management capabilities through investments in people, data and infrastructure and reporting capabilities. We holistically reviewed client relationships to identify and manage risk concentrations and reinforced risk capabilities and frameworks, especially in the areas of credit risk, counterparty risk and stress testing, including the related models employed.

The Archegos review contains a broader aspect of leveraging remediation efforts in specific functions and business lines to identify areas across the Group where similar risks may exist and to identify and implement solutions in response to lessons learned, including key controls and requisite risk metrics. While many of the key actions have already been completed or are in the process of being completed in 2022, we expect certain aspects of our remediation activities, particularly to the extent they require infrastructure changes, to continue into 2023 and beyond as we seek to further strengthen specific risk management capabilities, expertise and culture.
Separately, in early March 2021, the boards of four SCFFs managed by certain Group subsidiaries decided to suspend redemptions and subscriptions of those funds to protect the interests of the funds’ investors, to terminate the SCFFs and to proceed to their liquidation. It is reasonably possible that we will incur a loss in respect of the SCFF matter, though it is not yet possible to estimate the size of such a reasonably possible loss. Effective April 1, 2021, we established Asset Management as a separate division. With this change, we have appointed new leadership positions within Asset Management and also moved risk oversight of the division into a dedicated divisional risk management function. Furthermore, we have enhanced our due diligence by strengthening governance and introduced an enhanced new product approval process. The Board also initiated an externally led investigation of this matter, supervised by a special committee of the Board. The related report has been completed, the findings have been made available to the Board and the report was shared with FINMA. An internal project has been set up to further enhance governance as well as to strengthen risk management processes.
Consideration of these matters was included in the Group-wide review of risk appetite, risk positions and business and risk processes in close cooperation with the Board and external advisors. We continue to analyze these matters, including with the assistance of external counsel and other experts. We also intend to apply lessons learned from these matters across the bank.
> Refer to “Significant events in 2021” in II – Credit Suisse results – Credit Suisse and “Risk factors” in I – Information on the company for information on the Archegos and SCFF matters.
COVID-19 pandemic
The COVID-19 pandemic continued to affect the economic environment throughout 2021. Infection rates ebbed and flowed across the world during the course of 2021, including in countries where Credit Suisse has a significant presence. Vaccination programs during the year continued to significantly reduce the correlation between COVID-19 infection and serious illness, although booster shots were increasingly required to sustain a high level of protection. In addition, in the fourth quarter of 2021 an additional challenge arose with the emergence of the Omicron variant, which is more transmissible than previous variants. However, in early 2022 there were signs that the Omicron infection wave was peaking and that governments would relatively soon be able to ease social and economic activity restrictions. We continue to closely monitor the COVID-19 pandemic and its effects on our operations and businesses.
Russia’s invasion of Ukraine
In late February 2022, the Russian government launched a military attack on Ukraine. In response to Russia’s military attack, the US, EU, UK, Switzerland and other countries across the world imposed severe sanctions against Russia’s financial system and on Russian government officials and Russian business leaders. The sanctions included limitations on the ability of Russian banks to access the SWIFT financial messaging service and restrictions on transactions with the Russian central bank. The Russian government has also imposed certain countermeasures, which include restrictions relating to foreign currency accounts and security transactions. These measures followed earlier sanctions that had already been imposed by the US, EU and UK in 2021 in response to alleged Russian activities related to Syria, cybersecurity, electoral interference and other matters, including the prohibition of US banks from participating in the primary market for any Russian sovereign bonds or any lending to the Russian sovereign, as well as other restrictions since 2014 relating to new debt or equity of certain Russian banks and energy companies. We are assessing the impact of the sanctions already imposed, and potential future escalations, on our exposures and client relationships. A stress test has also been developed and in February 2022 the Executive Board invoked the crisis management process. Key priorities in this respect include taking measures to protect the safety and security of impacted staff, implementing the different sanctions and close monitoring of potential business interruptions and increased cyber threats.
> Refer to “Selected European credit risk exposures” in Risk portfolio analysis – Credit risk for further information on the Group’s credit risk exposure to Russia.
Inflation concerns
Annual inflation rates increased in 2021 across all major economies. The prospect that supply chain disruptions could be prolonged and the surge in natural gas prices in late 2021 also indicated that annual inflation rates would likely remain high far into 2022. The outlook of annual inflation remaining high for a longer period of time forced major central banks to accelerate the withdrawal of emergency monetary policies and liquidity supports put in place to underpin the markets during the earlier stages of the COVID-19 crisis. In the fourth quarter of 2021 and in early 2022, the Fed started to reduce its asset purchase program and indicated to the markets that it would raise the federal funds rate and start to reduce its balance sheet during the course of 2022. Other major central banks also started to withdraw their emergency monetary policies in late 2021. Government bond yields increased across durations and were more volatile. The rise in US government bond yields also lifted sovereign bond yields in other developed market economies and led to a stronger US dollar. Investors were concerned that an accelerated withdrawal of support, as well as higher and more volatile government bond yields would have potentially adverse impacts on major global equity and credit markets as well as on certain emerging market countries. Based on an internal review of our exposures in the first half of

2021, we adjusted certain country risk and transaction limits. A stress test was developed and frequently applied to assess market risk vulnerabilities.
China
China-related market developments during 2021 continued to require intensified risk management of Credit Suisse exposures throughout the year. In early January 2021, sanctions came into effect which prohibited US persons from holding investments in what were identified by the US Department of Defense as Chinese military-linked companies. China’s policymakers also placed new restrictions on leverage in the real estate sector and increased their oversight and antitrust investigations in various parts of its economy, including the financial technology, child education and online gaming sectors, and with respect to the listing of Chinese companies in foreign countries. There were also concerns that the default of certain credit instruments issued by one of China’s largest property developers would seriously damage China’s property development sector, with potentially adverse impacts on China’s economy and global markets. In December 2021 and in the first months of 2022, to help mitigate these potentially adverse impacts, Chinese government policies pivoted toward providing more support for the economy in the form of policy interest rate cuts, reductions in reserve requirement ratios for banks as well as introducing some targeted fiscal initiatives. We have closely monitored the risk management implications on our lombard loan portfolio and on our trading and lending book exposures to local government- and state-owned enterprises, as well as the accelerating default trend in the onshore corporate debt market.
Cyber risk
The financial industry continues to be increasingly reliant on technology, faces dynamic cyber threats from a variety of actors and new technology vulnerabilities are being discovered. We continue to invest significantly in our information and cybersecurity program in order to strengthen our ability to anticipate, detect, defend against and recover from cyber attacks. We regularly assess the effectiveness of our key controls and conduct ongoing employee training and awareness activities, including for key management personnel, in order to seek to strengthen resilience of our systems and promote a strong cyber risk culture. In response to the ongoing COVID-19 pandemic, the Group has further increased the usage of remote working technology and has been continuously adapting controls to address the increased cyber risk exposure.
Climate change
The relevance of climate-related risks continues to grow, driven by a potential acceleration of transition policies and manifesting physical impacts. Credit Suisse has made significant progress in analyzing climate-related risks and developing solutions addressing local regulatory initiatives, while engaging with industry peers and other stakeholders with the aim to set best practices in this field. To manage transition risks, we have adopted several initiatives, including becoming a founding member of the Net-Zero Banking Alliance convened by the UN Environment Program Finance Initiative, and also committed to the Science Based Targets initiative (SBTi). With regard to indirect physical risks, we assessed climate-related risks by applying physical models to our portfolios, starting with pilot assessments for certain legal entities. We are expanding our capabilities to identify and monitor climate-related risks at the Group-wide level and we extended the sectorial coverage of client energy transition frameworks (CETFs) which are designed to assist clients in developing and executing plans to decarbonize.
Swiss property market
Property prices rose strongly in Switzerland in 2021 due to continued low interest rates and constrained supply. The Swiss National Bank (SNB) warned on several occasions during 2021 that the rise in prices, particularly in residential real estate, was stretching affordability and was increasing the risk of an eventual sharp price correction which could potentially disrupt the financial sector and the economy. Property and mortgage bubbles were also cited as a significant risk for Switzerland in FINMA’s 2021 Risk Monitor report which was published in November 2021. In light of these recent developments in the Swiss real estate and mortgage markets, the Swiss Federal Council at the request of the Swiss National Bank reactivated the Swiss countercyclical capital buffer during its meeting on January 26, 2022. From September 30, 2022 onward, banks, such as Credit Suisse, will be required to hold additional CET1 capital amounting to 2.5% of RWA pertaining to mortgage loans that are directly or indirectly secured by residential real estate in Switzerland. We regularly monitor risks in our Swiss residential mortgage loan portfolio and apply risk mitigation measures.
Turkey
The implementation of central bank interest rate cuts, in the context of inflation far above the Turkish central bank target, created the potential for a further large decrease in the value of the Turkish lira, a significant widening in sovereign and corporate debt spreads and an increase in political and social risks, and threatened a substantial weakening in gross domestic product growth. Domestic economic policymaking in 2021 and in the first months of 2022 remained especially challenging to predict. Dependency on foreign capital inflows remained high in the context of Turkey’s need to roll over significant amounts of debt in 2021 and 2022 while its foreign reserves remained close to historically low levels. We are continuing to monitor exposures and local funding conditions as well as potential reputational risks. Stress tests are also frequently applied.
SPACs
Special purpose acquisition companies (SPACs) are publicly listed shell companies created to merge with a private operating company. SPAC issuance rose strongly in 2020, peaked in February 2021 and slowed sharply in the second quarter of 2021, slightly recovering by end of 2021. Many companies that completed a public listing through a SPAC merger in 2020 have underperformed the major equity markets in 2021 and investor interest in SPACs has decreased. At the same time regulatory scrutiny has increased, particularly with regard to financial forecasts, due diligence and the accounting treatment of warrants issued when a SPAC is established. Credit Suisse is a major participant in the SPAC underwriting market through our equity capital markets business, and we have enhanced business oversight and deal selection criteria to reflect ongoing changes in regulatory, legal and reputational risks.
Replacement of interbank offered rates
A major structural change in global financial markets is in progress with respect to the replacement of certain IBOR benchmarks with alternative reference rates. At the end of 2021 a major industry milestone was reached: the publication of most non-USD and select USD LIBOR rates has been discontinued. The overwhelming majority of Credit Suisse’s legacy non-USD LIBOR portfolio has been remediated, either by active transition to alternative reference rates (ARRs), or by adding robust fallback provisions intended to govern the transition to ARRs upon the cessation of LIBORs. The transition of the remaining USD LIBOR settings was given an 18-month extension, with these scheduled to be discontinued at the end of June 2023. With regulatory pressure to move new trading activity away from LIBOR, except in certain limited circumstances, the Secured Overnight Financing Rate (SOFR) is now becoming the dominant market rate even ahead of the official cessation date for USD LIBOR. While the significant majority of the Group’s legacy USD LIBOR portfolio has robust fallback provisions to guide the transition to ARRs once LIBOR rates become non-representative or not available, certain risks associated with the transition may still exist, including financial, legal, tax, operational and conduct risks. Global policies and controls have been updated to reflect the latest developments and the Group’s IBOR transition program team continues to work with our businesses and clients to seek to timely mitigate the residual risks.
Equity markets
Equity markets experienced large moves in January and February of 2021 in some single-name stocks, driven by unprecedented activity from retail investors focused on stocks in which hedge funds held large short positions. The rally in those heavily shorted stocks led to a so-called short squeeze, which forced some hedge funds into quickly unwinding their positions. The event drew scrutiny from regulators on concerns over market collusion, investor protection and potentially excessive risk-taking. In addition, the need for trading platforms favored by retail investors to raise significant amounts of additional capital showed that such activities have grown to potentially become systemic threats to future financial market stability. In response to these events, we have tightened our monitoring of potential short squeeze target positions.
Risk management oversight
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
Furthermore, following the Archegos matter, the Board immediately launched a broad review of potential issues and implemented responsive changes. These changes included a reduction in risk appetite, reviews across businesses and risk types to identify potential other risk exposures, reductions in credit concentrations and enhancements to limit governance and escalation processes. Additionally, we have launched a comprehensive remediation program which aims to ensure lasting change in the overall organization.
The Group’s business operations are designed to facilitate a commitment to conscious and disciplined risk-taking. We believe that independent risk management, compliance and audit processes with proper management accountability are critical to the interests and concerns of stakeholders. The Group’s approach to risk management is supported by the following principles:
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
Culture
Our culture encompasses a shared set of values across the Group that fosters the importance, understanding and control of risk.
We continue to promote a strong risk culture where employees are empowered to take accountability for identifying and escalating risks and for challenging inappropriate actions. Expectations on risk culture are regularly communicated by senior management, reinforced through policies and training, and considered in the performance assessment and compensation processes and, with respect to employee conduct, assessed by formal disciplinary review committees. In 2021, our performance management and compensation management processes were further strengthened to reiterate these expectations. Performance management enhancements include a more comprehensive performance evaluation of designated employees with regard to risk management objectives.

> Refer to “V – Compensation” for further information on our compensation process.
We seek to promote responsible behavior through the Group’s Code of Conduct, which sets forth the behavioral expectations of our employees and members of the Board, in order to maintain and strengthen our reputation for integrity, fair dealing and measured risk-taking.
With the launch of our revised culture framework in January 2021, we recognized the need to increase our focus on inclusion and accountability. As a core element of our activities in 2021, we actively engaged with our employees to measure how we are performing in relation to our cultural values. This has identified areas for further focus, which has resulted in a coordinated program of work for 2022 and beyond.
> Refer to “Purpose” in our Sustainability Report, available on credit-suisse.com/sustainabilityreport, for further information on our approach to culture.
Governance
Effective governance sets a solid foundation for comprehensive risk management discipline. The Group’s risk governance framework is based on a “three lines of defense” governance model, where each line has a specific role with defined responsibilities and works in close collaboration to identify, assess and mitigate risks.
The first line of defense is the front office, which is responsible for pursuing suitable business opportunities within the strategic risk objectives and compliance requirements of the Group. Its primary responsibility is to oversee compliance with relevant legal and regulatory requirements, maintain effective internal controls and help to ensure that the Group operates within its risk appetite. The first line of defense represents the business area or function that allows the risk to enter the Group from clients, employees or other third parties or events and is responsible for managing them or enabling their management. The first line of defense is accountable for managing risks inherent in its activities.
The second line of defense consists of independent risk management, compliance and control functions which are responsible for establishing risk management framework and associated control standards, and providing independent challenge to the activities, processes and controls carried out by the first line of defense. In this context, the Risk function (Risk) for example is responsible for articulating and designing the risk appetite framework across the Group. The second line of defense can perform and complement the responsibility of identification, measurement, management and reporting of risks, while the first line of defense retains the overall accountability for risk management related to its activities. Independent risk management in the second line of defense is not limited to the Risk and Compliance functions. Instead, it comprises relevant standard setting and independent review and challenge activities over processes and controls carried out by the first line of defense in relation to the risks faced.
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
The Group’s governance includes a committee structure and a comprehensive set of corporate policies which are developed, reviewed and approved by the Board, the Executive Board, their respective committees, the Chief Risk Officer of the Group (CRO) and the board of directors of significant subsidiaries, in accordance with their respective responsibilities and levels of authority.
> Refer to “Board of Directors” and “Executive Board” in IV – Corporate Governance for further information.
Board of Directors
The Board is responsible for our overall strategic direction, supervision and control, and for defining our overall tolerance for risk. In particular, the Board approves the risk management framework and sets overall risk appetite for the Group in consultation with its Risk Committee (Risk Committee) among other responsibilities and authorities defined in the Organizational Guidelines and Regulations (OGR).
The Risk Committee is responsible for assisting the Board in fulfilling its oversight responsibilities of risk management. These responsibilities include the oversight of the enterprise-wide risk management and practices, the promotion of a sound risk culture with clear accountability and ownership, the review of key risk and resources and the assessment of the effectiveness and efficiency of the Group’s Risk function.
The Audit Committee is responsible for assisting the Board in fulfilling its oversight role by monitoring management’s approach with respect to financial reporting, internal controls, accounting and legal and regulatory compliance. Additionally, the Audit Committee monitors the qualifications, independence and performance of external auditors and Internal Audit.
The Conduct and Financial Crime Control Committee is responsible for assisting the Board in fulfilling its oversight duties with respect to the Group’s exposure to financial crime risk. It is tasked with monitoring and assessing the effectiveness of financial crime compliance programs and initiatives focused on improving conduct and vigilance within the context of combatting financial crime.
The Compensation Committee is responsible for determining, reviewing and proposing compensation and related principles for the Group. Under the compensation risk framework, various corporate functions including Risk, Compliance, General Counsel, Human Resources, Internal Audit and Product Control provide input for the assessment of the divisions’ and certain individuals’ overall risk and conduct performance and determine an overall risk rating, which is presented to the chairs of the Compensation Committee, Risk Committee and Audit Committee, and is contemplated as part of the divisions’ and certain individuals’ performance.
The Digital Transformation and Technology Committee was established in January 2022 with the primary function of assisting the Board in setting, steering and overseeing the execution of the bank’s data, digitalization and technology strategy. The committee is tasked with overseeing the strategically aligned execution of the bank’s major digitalization and technology initiatives and setting governance standards for digital transformation across the Group. The Digital Transformation and Technology Committee replaces the advisory Innovation and Technology Committee, which was retired in December 2021.
Executive Board
The Executive Board is responsible for establishing our strategic business plans, subject to approval by the Board, and implementing such plans. It further reviews and coordinates significant initiatives within Risk and approves Group-wide risk policies. The CRO and the Chief Compliance Officer of the Group (CCO) represent the Risk and Compliance functions, respectively, and provide regular information and reports to the Executive Board and the Board.
Executive Board committees
In the fourth quarter of 2021, we undertook several changes to our risk committees at the Executive Board level. Most notably, we dissolved the Capital Allocation & Risk Management Committee (CARMC), which operated in three cycles, and the Executive Board Risk Forum. The responsibilities of those former committees have been assumed by the newly established Executive Board Risk Management Committee (ExB RMC) and the Group Capital Allocation and Liability Management Committee (Group CALMC).
The Executive Board Risk Management Committee (ExB RMC), co-chaired by the Group’s CEO, CRO and CCO, replaces the Internal Control System and Position & Client Risk cycles of the former CARMC and the former Executive Board Risk Forum. The ExB RMC is primarily responsible for steering and monitoring the development and execution of the Group’s risk strategy, approving risk appetite across all risk types for the Group and its divisions, as well as reviewing the aggregate and highest risk exposures, major risk concentrations and key non-financial risks. The ExB RMC approves applications for risk limits that require final approval by the Risk Committee or the Board. The ExB RMC is also responsible for assessing the appropriateness and efficiency of the internal control system and serves as an escalation point for risk issues raised by subordinated risk committees or Executive Board members.
The Group Capital Allocation and Liability Management Committee (Group CALMC) replaces the Asset & Liability Management cycle of the former CARMC. Group CALMC reviews the funding and balance sheet trends and activities, plans and monitors regulatory and business liquidity requirements and internal and regulatory capital adequacy. Group CALMC also reviews and proposes the contingency funding plan for approval by the Board, reviews the position taking of interest rate risk in the banking book and decides on changes in approaches relating to investment of own equity. Further, it sets internal targets, approves and reviews adherence to internal targets for capital allocation, funding, liquidity and capital management actions, including the review and monitoring of share repurchases.

The Credit Suisse AGParent Capital Allocation, Liability and Risk Management Committee (Credit Suisse AG Parent CALRMC) reviews the capital, liquidity and funding trends and activities of Credit Suisse AG (Bank parent company). The Credit Suisse AG Parent CALRMC reviews and challenges the financial and capital plans of major subsidiaries of the Bank parent company, including key risks and key dependencies, such as dividends or other capital repatriations from the major subsidiaries to the Bank parent company, ahead of approvals by the respective subsidiary governance bodies. The committee also monitors and reviews the Bank parent company’s aggregate risk profile, in particular the Bank parent company-specific vulnerabilities, and approves risk appetite for the Bank parent company and its branches.
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
Divisional and legal entity risk management committees
Our governance framework includes dedicated risk management committees for each division. Divisional and legal entity risk management committees review risk, legal, compliance and internal control matters specific to the divisions and individual legal entities, respectively.
The divisional chief risk officers have established granular risk appetite frameworks and reporting capabilities to cover the specific needs of their business divisions and are responsible for the alignment of the risk management activities within our divisions.
Legal entity chief risk officers provide risk oversight within their region and for certain significant legal entities operating in locations of those regions. They are responsible for a consistent and compliant application of the Group’s risk appetite frameworks and related policies.
Risk function
Following the Archegos and SCFF matters, the previously combined Chief Risk and Compliance Officer function reverted to the separate functions of Risk and Compliance, headed by the CRO and the CCO, respectively.
Risk, headed by the CRO, is an independent global function responsible for providing risk management oversight and establishing an organizational basis to manage risk matters. Risk challenges and engages with the business divisions, focusing on strategic, sustainable and compliant returns on risk that reflect the appetite of the Group. The function promotes holistic risk management as well as a consistent, effective and efficient control framework across the Group’s defined risk types. Risk defines, monitors and manages limits and models as well as creates, implements and monitors risk relevant policies and procedures.
The organizational structure of Risk is aligned to oversee our divisions as well as our regions and significant legal entities and covers global risk types.
Compliance function
Compliance, headed by the CCO, is an independent global function that works with the businesses to manage risks arising from the potential failure to comply with applicable laws, regulations, rules or market standards. As a second line of defense function, responsibilities include independently assessing compliance risk, executing, monitoring and testing activities and reporting on adherence to our compliance risk appetite and other significant matters to the Board and senior management. Compliance creates, implements and monitors compliance policies and procedures designed to prevent or detect compliance breaches of employees and clients. Compliance is mandated to ensure that regulatory and compliance risks are overseen and managed in the organization and is also responsible for the identification and appropriate remediation of significant breaches of the Group’s compliance processes and controls. Compliance runs global risk oversight programs, for example anti-fraud, conflict of interest, cross border and financial crime compliance, and establishes and monitors policies, guidelines, procedures and controls related to potential risks such as money laundering, bribery and corruption and sanctions.
The organizational structure of Compliance is aligned to oversee our divisions as well as our regions and significant legal entities and covers global key compliance topics.
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
Key aspects and process
The Group risk appetite framework is governed by an overarching global policy that encompasses the suite of specific policies, processes and systems with which the risk constraints are calibrated and the risk profile is managed. Strategic risk objectives (SROs) are effectively embedded across our organization at the Group, business division and legal entity level through a suite of different types of risk measures (quantitative and qualitative) as part of our efforts to ensure we operate within the thresholds defined by the Board. The SROs are regularly assessed as part of our continuing enhancements to our risk management processes. In December 2021, the Board reviewed and confirmed the SROs, which consist of:
■ promoting stability of earnings to support performance in line with financial objectives;
■ ensuring sound management of funding and liquidity in normal and stressed conditions;
■ maintaining capital adequacy under both normal and stressed conditions; and
■ maintaining the integrity of our business and operations.
Group-wide risk appetite is reviewed in partnership with the financial and capital planning process at least annually, based on bottom-up forecasts that reflect planned risk usage by the businesses and top-down, Board-driven strategic risk objectives and risk appetite. Scenario stress testing of financial and capital plans is an essential element in the risk appetite calibration process, through which our strategic risk objectives, financial resources and business plans are aligned. The capital plans are also analyzed using our economic capital coverage ratio, which provides a further means of assessing bottom-up risk plans with respect to available capital resources. The Group-wide risk appetite is approved through a number of internal governance forums, including the ExB RMC, the Risk Committee and, subsequently, by the Board. Ad hoc risk appetite reviews may be triggered by material market events, material loss events, material revisions to the financial and capital plans as well as breaches of Board-level risk constraints. The Archegos matter was classified as a material loss event and triggered a Group-wide risk appetite re-assessment which concluded in risk appetite reductions.
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

■ A risk appetite statement is determined and approved annually by the Board, and is based on the strategic risk objectives, the comprehensive scenario stress testing of our forecasted financial results and capital requirements, and our economic capital framework. A semi-annual review of the risk appetite and capacity levels is performed. The risk appetite statement comprises quantitative and qualitative risk measures necessary for adequate control of the risk appetite across the organization. The review of the top-down and bottom-up risk appetite levels and their allocation between divisions and legal entities is performed by the ExB RMC.
■ Separate legal entity risk appetite frameworks aligned to local regulatory requirements are in place for material subsidiaries. An integrated year-end planning process is designed to ensure that individual legal entity risk appetites are consistent with Group levels.
■ Divisional risk committees are responsible for allocating risk appetite within the respective divisions based on individual business line reviews and requirements.
Bottom-up:
■ Planned risk levels and related risk appetite requests are provided by front office business experts in conjunction with financial and capital plans in order to promote consistency with the business strategy. Risk plans are reviewed by the relevant risk management committees.
■ Bottom-up risk forecasts are aggregated across businesses to assess divisional and Group-wide risk plans and to support management decisions on variations to existing risk appetite levels or the possible implementation of new risk appetite measures.
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
The Group-wide risk appetite framework encompasses multiple quantitative and qualitative aspects. The quantitative risk appetite aspects are measured using various metrics, including stress scenario metrics related to capital, earnings and liquidity, RWA and economic risk capital. The qualitative risk appetite aspects are used to monitor adherence to international and local laws and regulations, industry guidelines and internal policies, and are designed to manage and mitigate the Group’s conduct and reputational risk. The division-specific risk appetite statements leverage the Group-wide quantitative and qualitative aspects by including constraints across credit risk, market risk and non-financial risk and are designed to ensure that risk-taking activity by our businesses remains within the Group-wide risk appetite.
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
Constraint authority for the risk constraints is determined by the relevant approving body and constraints are currently in effect for all key risk governance bodies and committees including the Board, its Risk Committee and the ExB RMC. The appropriateness of the constraint types for the various risk classes within our risk appetite, including market, credit, non-financial and liquidity risk, is determined considering the respective characteristics of the various risk constraint types.
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
We have established a constraint structure which manages the Group’s risk profile using multiple metrics, including VaR, scenario analysis, economic risk capital and various exposure limits at the Group level. The overall risk limits for the Group are set by the Board in consultation with its Risk Committee and are binding. In 2021 and 2020, no Board limits were exceeded.
Dedicated constraints are also in place to cover the specific risk profiles of individual businesses and legal entities. In the context of the overall risk appetite of the Group, as defined by the limits set by the Board in consultation with its Risk Committee, the ExB RMC is responsible for allocating key limits to divisions as deemed necessary to manage risk within individual lines of business. The divisional risk management committees and the divisional and legal entity chief risk officers are responsible for allocating risk appetite further within the organization. For this purpose, they use a detailed framework of individual risk limits designed to control risk-taking at a granular level by individual businesses and in the aggregate. The risk constraints are intended to:
■ limit overall risk-taking to the Group’s risk appetite;
■ trigger senior management discussions with the businesses involved, risk management and governance committees in case of substantial change in the overall risk profile;
■ promote consistent risk measurement across businesses;
■ provide a common framework for the allocation of resources to businesses; and
■ provide a basis for protecting the Group’s capital base and meeting strategic risk objectives.
The limit owners are responsible for reviewing warning thresholds for risk limits. They may set warning thresholds for potential limit excesses at any level lower than the approved limits as deemed appropriate after taking into account the nature of the underlying business. A comprehensive risk appetite constraint framework is in place which defines roles and responsibilities, including risk constraint setting and escalation authorities. Following the Archegos matter, we reinforced escalation procedures for breaches in risk constraints. Risk limit breaches that have not been remediated within strictly defined remediation timelines across all risk limits must be escalated to the CRO and the corresponding front office Executive Board member.
Risk coverage and management
We use a wide range of risk management practices to address the variety of risks that arise from our business activities. Policies, processes, standards, risk assessment and measurement methodologies, risk appetite constraints, and risk monitoring and reporting are key components of our risk management practices. Our risk management practices complement each other in our analysis of potential loss, support the identification of interdependencies and interactions of risks across the organization and provide a comprehensive view of our exposures. We regularly review and update our risk management practices to promote consistency with our business activities and relevance to our business and financial strategies.
Risk management practices have evolved over time without a standardized approach within the industry, therefore comparisons across firms may not be meaningful. Our main risk types include the following:
■ Capital risk
■ Credit risk
■ Market risk
■ Non-financial risk
■ Model risk
■ Reputational risk
■ Business risk
■ Climate-related risks
■ Fiduciary risk
■ Pension risk
An additional main risk type is funding liquidity risk, which is the risk that the Group, although solvent, either does not have sufficient financial resources to enable it to meet its obligations as they fall due, or can secure such resources only at excessive cost. Management of funding liquidity risk is described in the “Liquidity and funding management” section of this report.
> Refer to “Liquidity and funding management” for further information on funding liquidity risk.

Climate-related risks are a core element of sustainability risks. Sustainability risks are potentially adverse impacts on the environment, on people or society, which may be caused by, contributed to or directly linked to financial service providers, usually through the activities of their clients. These may manifest themselves as reputational risks, but potentially also as credit, operational or other risks. Credit Suisse considers sustainability risks in its Group-wide reputational risk review process.
> Refer to “Reputational risk” for further information on sustainability risks.
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
> Refer to “Capital strategy” and “Regulatory framework” in Capital management for further information on the management of capital and RWA and regulatory capital requirements.
Overview of stress testing framework
Stress testing (or scenario analysis) represents a risk management approach thatformulates hypothetical questions, including what would happen to our portfolio if, for example, historic or adverse forward-looking events were to occur. A well-developed stress testing framework provides a powerful tool for senior management to identify these risks and also take corrective actions to protect the earnings and capital from undesired impacts.
Stress testing is a fundamental element of our Group-wide risk appetite framework included in overall risk management to ensure that our financial position and risk profile provide sufficient resilience to withstand the impact of severe economic conditions. Stress testing results are monitored against limits, and are used in risk appetite discussions and strategic business planning and to support our internal capital adequacy assessment process (ICAAP). The ICAAP aims to identify and accurately assess the significance of material risks faced by the Group. As part of the Group-wide ICAAP process, the bank assesses its present financial position and expected changes to the current business profile, the environment in which it expects to operate, its projected business plans, projected financial position and future planned sources of capital. Within the risk appetite framework, the ExB RMC sets Group-wide and divisional stressed position loss limits to correspond to minimum post-stress capital ratios. Currently, limits are set on the basis of BIS CET1 capital ratios. Stress tests also form an integral part of the Group’s capital planning and the recovery and resolution plan (RRP) process. Within the RRP, stress tests provide the indicative scenario severity required to reach recovery and resolution capital levels.
Stress testing provides key inputs for managing the following objectives of the risk appetite framework:
■ Ensuring Group-wide capital adequacy on both a regulatory basis and under stressed conditions: We run a suite of scenarios on forecasted financial metrics such as net revenues, total operating expenses, income before taxes and RWA. The post-stress capital ratios are assessed against the risk appetite of the Group.
■ Maintaining stable earnings: We mainly use stress testing to quantitatively assess earnings stability risk. Earnings appetites are established and monitored as part of our efforts to contain excessive risk-taking which could compromise our earnings stability.
We also conduct externally defined stress tests that meet the specific requirements of regulators. For example, as part of various regular stress tests and analyses, FINMA requires a semi-annual loss potential analysis that includes two stress tests. For 2021, the FINMA stress tests included an extreme scenario that sees the world economy experience a severe recession, mainly as a result of the worsening of a European debt crisis, and an updated version of the COVID-19 pandemic scenario that assumes aggressive resurgences in COVID-19 cases in the second half of 2021, leading to stringent containment measures and financial market turmoil. As a result of the Archegos matter, we also refined our loss potential analysis stress testing model by incorporating a component to capture expected losses from higher risk collateralized counterparties failing to meet margin calls during periods of market volatility or stress. In 2021, Credit Suisse developed a new end-of-globalization internal scenario to stress capital adequacy as part of its ICAAP. The end-of-globalization scenario envisages a faltering of the drivers of globalization resulting in large risk aversion and global recessionary trends.
Methodology and scope of Group-wide stress testing
Stress tests are carried out to determine stressed position losses, earnings volatility and stressed capital ratios using historical, forward-looking and reverse stress testing scenarios. The scope of stress testing includes market, credit, operational, business and pension risk. Stress tests also include the scenario impact on RWA through changes to market, credit and operational components. Scenarios are reviewed and updated regularly as markets and business strategies evolve.
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
We use forward-looking stress testing scenarios to complement historical scenarios. The forward-looking scenarios are centered on potential macroeconomic, geopolitical or policy threats. The Scenario Management Oversight Committee, comprised of internal economists and representatives of the front office, Risk and the CFO function, discusses the backdrop to several forward-looking scenarios. The Scenario Management Oversight Committee reviews a wide range of scenarios and selects those that are most relevant to the analysis of key macroeconomic shocks. Some examples of forward-looking scenarios include global recessionary trends due to the world moving into US- and China-led economic blocks, a so-called emerging markets economic “hard landing” and the impact of monetary policy changes by central banks. During 2021, the Group focused on the following forward-looking scenarios:
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
■ A Swiss and eurozone crisis scenario: the US-China trade war intensifies, pulling more sectors and countries, including the eurozone, into recession. Switzerland is pulled into the trade war, recession hardens local public opinion against the EU creating yet more policy uncertainty which deepens and prolongs the damage inflicted on Switzerland’s markets and economy. Public finances deteriorate sharply and defaults rise sharply with sovereigns, banks and some large corporates suffering multiple credit rating downgrades.
■ A Swiss recession scenario: designed to capture the impact of large, unprecedented interest rate hikes in Switzerland. Aggressive monetary policy tightening triggers a deep recession in Switzerland. The sharp rise in interest rates and a fall in immigration triggers a large reduction in residential property prices. Fears rise over systemic financial sector instability due to credit quality and collateral deterioration. Banks significantly reduce lending, worsening and prolonging the recession. Global investors view the events in Switzerland as having a low spillover impact on global markets.
■ An end-of-globalization scenario: envisages US-China de-coupling on bilateral market access, intellectual property rights, technology, etc. and the world moving into US- and China-led economic blocks. There is a quick and highly disruptive unwinding of global supply chains. More countries turn to protectionist measures. China’s economy deteriorates into recession. There is contagion to the emerging markets. Developing countries are also negatively affected from increased barriers to trade, investments and capital flows. The world’s major economies including Europe and the US deteriorate into recession. The trigger events increase risk aversion significantly across the markets; equity prices fall sharply and credit spreads widen significantly. A G-SIB financial institution focused on Asia Pacific markets comes close to default.
We also use a flight to quality lite scenario (FTQ Lite), which is a one-in-three years likelihood scenario with a lower severity of impact than SFTQ but with a higher likelihood of occurrence. FTQ Lite is used to test the earnings robustness of the Group.
In addition to the Group-wide stress testing scenarios described above and managed by the Enterprise Risk Management function, various complementary scenarios are also used by global Risk functions to mitigate concentration risks across the entire Group, including for example Credit Risk and Market Risk.
We use reverse stress testing scenarios to complement traditional stress testing and enhance our understanding of business model vulnerabilities. Reverse stress testing leverages the most severe internal capital scenario to identify potential business viability failures. This is achieved by working backwards from current capital levels to derive loss amounts that would breach the Group’s risk appetite. In addition to the modeled impact generated by the scenario, management will assume further idiosyncratic impacts (e.g., non-financial risk incidents, large counterparty defaults, credit rating downgrades, reputational impairment and loss of clients) that would lead to business model failure.
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

Position risk categories
Risks captured
Credit risk	• Risk of counterparty defaults relating to investment and private banking credit exposures directly held in the form of lending products (including loans and credit guarantees) or derivatives and shorter-term exposures such as underwriting commitments and trading book inventory, as well as credit exposures relating to issuers of collateral in derivatives, reverse repurchase and securities lending transactions; settlement risk is not captured in the economic risk capital framework
• Potential changes in creditworthiness relating to private banking corporate and retail credit exposures
Non-traded credit spread risk	• Potential changes in creditworthiness relating to investment banking credit exposures
Securitized products	• Commercial and residential real estate activities, including mortgage-backed securities, mortgage loans and real estate acquired at auction, and other securitized products, including asset-backed securities
• Benefits from certain market risk hedges
Traded risk	• Interest rates, credit spreads, foreign exchange rates, equity and commodity prices and volatilities, equity risk arbitrage, life finance and litigation activities, and illiquid hedge fund exposures
• Risks currently not implemented in our economic risk capital models for traded risks, primarily for fixed income and equity trading, such as certain basis risks, higher order risks and cross risks between asset classes
Equity investments	• Private equity and other illiquid equity investment exposures
At the level of the Group, economic risk capital is used primarily as a tool for capital management in a “gone concern” scenario, measuring the combined impact from quantifiable risks such as market, credit, operational, pension and expense risk. Additionally, economic risk capital is also used for risk management purposes for specific businesses within the Group.
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
Other risks covered include expense risk, pension risk, owned real estate risk, foreign exchange risk between available economic capital and economic risk capital, and the benefit from deferred share-based compensation awards.
Available economic capital is our internal view of the capital available to absorb losses based on the reported BIS CET1 capital under the Basel framework, with economic adjustments applied to provide consistency with our economic risk capital.
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
Governance of capital risk
For capital risk, the Scenario Management Oversight Committee is responsible for the Group-wide scenario calibration and analysis process, including the design of scenarios and the assessment and approval of scenario results. Stress tests are conducted on a regular basis and the results, trend information and supporting analysis are reported to the Board, senior management and regulators. We have a comprehensive set of stress testing models that is governed by the Model Approval and Control Committee (MACC) and the NFRM Capital Data Committee, both of which are functional approval committees under the Risk Processes & Standards Committee (RPSC) governance and approve new and changed models and methodologies. Members of the functional approval committees include relevant risk function experts, such as for market, liquidity, credit and operational risk, and representatives from the Group’s divisions, major legal entities and control functions.

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
Sources of credit risk
Credit risk can arise from the execution of our business strategy in the divisions and includes risk positions such as exposures directly held in the form of lending products (including loans and credit guarantees) or derivatives, shorter-term exposures such as underwriting commitments, and settlement risk related to the exchange of cash or securities outside of typical delivery versus payment structures. For the divisions, the main sources of credit risk are presented in the table “Main sources of credit risk by division”.
Evaluation and management of credit risk
We use a credit risk management framework which provides for the consistent evaluation, measurement and management of credit risk across the Group. Assessments of credit risk exposures for internal risk estimates and RWA are calculated based on PD, LGD and EAD models. The credit risk framework incorporates the following core elements:
■ counterparty and transaction assessments: application of internal credit ratings (PD), assignment of LGD and EAD values in relation to counterparties and transactions;
■ credit limits: establishment of credit limits, including limits based on notional exposure, potential future exposure and stress exposure, subject to approval by delegated authority holders, to serve as primary risk controls on exposures and to prevent undue risk concentrations;
■ credit monitoring, impairments and provisions: processes to support the ongoing monitoring and management of credit exposures, supporting the early identification of deterioration and any subsequent impact; and
■ risk mitigation: active management of credit exposures through the use of cash sales, participations, collateral, guarantees, insurance or hedging instruments.
In addition to traditional credit exposure measurement, monitoring and management using current and potential future exposure metrics, we perform counterparty and portfolio credit risk assessments of the impact of various internal stress test scenarios. We assess the impact to credit risk exposures arising from market movements in accordance with the scenario narrative, which can further support the identification of concentration or tail risks. Our scenario suite includes historical scenarios as well as forward-looking scenarios which are aligned with those used by the Market Risk and Enterprise Risk Management functions. As a result of the Archegos matter, we have strengthened governance around credit risk limit constraints including stress scenario impacts where escalation to senior management including the ExB RMC and Risk Committee is required for material breaches.
Counterparty and transaction assessments
Credit Risk evaluates and assesses counterparties and clients to whom the Group has credit exposures. For the majority of counterparties and clients, Credit Risk uses internally developed statistical rating models to determine internal credit ratings which are intended to reflect the PD of each counterparty. These rating models are backtested against internal experience, validated by a function independent of model development and approved by our main regulators for application in the regulatory capital calculation under the A-IRB approach of the Basel framework. Findings from backtesting serve as a key input for any future rating model developments.
Main sources of credit risk by division
Swiss Universal Bank	Real estate financing, lending to corporate clients and lending against financial collateral
International Wealth Management	Lending against financial collateral and real assets (e.g., real estate, ships, aircraft) and corporate lending
Asia Pacific	Lending to ultra-high-net-worth and entrepreneur clients, mainly backed by listed financial collateral; secured and unsecured loans to corporates in the Asia Pacific region
Investment Bank	Loan underwriting and lending commitments to corporate clients, markets and trading activities including securities financing and derivatives products with global institutional clients, including banks, insurance companies, asset managers and hedge funds; through the use of derivatives clients may take positions that are exposed to movements in risk factors such as interest rates, credit spreads, foreign exchange rates or equity prices
Corporate Center	Money market exposure through balance sheet management, credit exposure with central counterparties and legacy positions
The divisions represent Credit Suisse's organizational structure effective until December 31, 2021.

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
Credit limits
Our credit exposures are managed at the counterparty and ultimate parent level in accordance with credit limits which apply in relation to notional exposure, potential future exposure and stress exposure. Credit limits are established to constrain lending business where exposure is typically related to committed loan amounts, and similarly in relation to trading business where exposure is typically subject to model-based estimation of future exposure amounts. Credit limits to counterparties and groups of connected companies are subject to formal approval under delegated authority within the divisions where the credit exposures are generated, and where significant in terms of size or risk profile, are subject to further escalation to the Group chief credit officer or the CRO. In addition to credit limits based on current or potential credit exposure, divisions may also apply additional limits to constrain risk based on other risk metrics including stress scenario results. Following the Archegos matter, the Board mandated additional escalation requirements for approval of credit limits for the most significant credit exposures and transactions which were subject to review by the tactical crisis committee of the Board during 2021. Following the Board’s retirement of the tactical crisis committee in early 2022, escalation to members of the Risk Committee is required.
> Refer to “Corporate Governance developments” in IV – Capital management – Overview for further information on the tactical crisis committee.
In addition to counterparty and ultimate parent exposures, credit limits and tolerances are also applied at the portfolio level to monitor and manage risk concentrations such as to specific industries, countries or products. In addition, credit risk concentration is regularly supervised by credit and risk management committees.
Credit monitoring, impairments and provisions
A credit quality monitoring process is performed to provide for early identification of possible changes in the creditworthiness of clients, and includes regular asset and collateral quality reviews, business and financial statement analysis, and relevant economic and industry studies. Credit Risk maintains regularly updated watch lists and holds review meetings to re-assess counterparties that could be subject to adverse changes in creditworthiness. The review of the credit quality of clients and counterparties does not depend on the accounting treatment of the asset or commitment.
In the event that a deterioration in creditworthiness is likely to result in a default, credit exposures are transferred to the regional recovery management functions within Credit Risk. The determination of any allowance for credit losses in relation to such exposures is based on an assessment of the exposure profile and expectations for recovery. The recoverability of loans in recovery management is regularly reviewed. The frequency of the review depends on the individual risk profile of the respective positions.
We have an impairment process for loans valued at amortized cost which are specifically classified as potential problem loans, non-performing loans, non-interest-earning loans or restructured loans. The Group maintains specific allowances for credit losses, which we consider to be a reasonable estimate of losses identified in the existing credit portfolio, and provides for credit losses based on a regular and detailed analysis of all counterparties, taking collateral value into consideration, where applicable. If uncertainty exists as to the repayment of either principal or interest, a specific allowance for credit losses is either created or adjusted accordingly. The specific allowance for credit losses is revalued regularly by the recovery management function depending on the risk profile of the borrower or credit-relevant events. A credit portfolio & provisions review committee regularly reviews the appropriateness of allowances for credit losses.

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
A general allowance for credit losses is estimated for all loans and other financial assets held at amortized cost and related off-balance sheet credit exposures not specifically identified as impaired. The methodology for the calculation of provisions and allowances for credit losses is a forward-looking expected loss approach which meets the requirements of the current expected credit losses (CECL) approach under US GAAP. The method for determining the inherent credit loss in certain lending portfolios is derived from calculating the expected lifetime credit loss via bespoke models and requires significant management judgment by means of a qualitative overlay process. The forward-looking component of the models is reflected through forecasts of portfolio- and region-specific macroeconomic factors. In addition to these factors for systematic risk, the models contain idiosyncratic risk drivers. Qualitative adjustments reflect remaining idiosyncratic and portfolio-specific risks, which are not captured in the models. The calibration of these models is based on internal and/or external data. PD estimates contain a time-dependent, forward-looking component. LGD estimates can contain loan-specific attributes. In addition, selected LGD models contain a forward-looking component. Similar to LGD models, EAD models can contain loan-specific and/or forward-looking information. Model outputs are subject to a monthly review process, and the related expected credit loss assessments require approval by the Senior Management Approval Committee (SMAC) which is jointly chaired by the CRO and CFO. The SMAC is the ultimate approval body of the Group’s provision and allowance for expected credit losses on non-impaired credit exposures, and it also approves the scenario weighting probabilities and baseline macroeconomic factors.
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
Risk mitigation
Drawn and undrawn credit exposures are managed by taking financial and non-financial collateral supported by enforceable legal documentation, as well as by utilizing credit hedging techniques. Financial collateral in the form of cash, marketable securities (e.g., equities, bonds or funds) and guarantees serves to mitigate the inherent risk of credit loss and to improve recoveries in the event of a default. Financial collateral received in the form of securities is subject to controls on eligibility and is supported by frequent market valuation depending on the asset class to ensure exposures remain adequately collateralized. Depending on the quality of the collateral, appropriate haircuts are applied for risk management purposes.
Clients may also take positions through derivative contracts in selected instruments or issuers, which expose the clients to the performance of the underlying securities. Such positions provide synthetic financing and present a similar risk to that of direct financing of securities, and are often executed with clients such as hedge funds. These positions are closely monitored and subject to margining.
Non-financial collateral such as residential and commercial real estate, tangible assets (e.g., ships or aircraft), inventories and commodities are valued at the time of credit approval and periodically thereafter depending on the type of credit exposure and collateral coverage ratio.

In addition to collateral, we also utilize credit hedging in the form of protection provided by single-name and index credit default swaps as well as structured hedging and insurance products. Credit hedging is used to mitigate risks arising from the loan portfolio, loan underwriting exposures and counterparty credit risk. Hedging is intended to reduce the risk of loss from a specific counterparty default or broader downturn in markets that impact the overall credit risk portfolio. Credit hedging contracts are typically bilateral or centrally cleared derivative transactions and are subject to collateralized trading arrangements. Hedging risk mitigation is evaluated so that basis or tenor risk can be appropriately identified and managed.
In addition to collateral and hedging strategies, we also actively manage our loan portfolio and may sell or sub-participate positions in the loan portfolio as a further form of risk mitigation.
Governance of credit risk
Credit risk is managed and controlled by the Credit Risk function and divisional chief risk officers and governed by a comprehensive framework of policies and committees. Key processes are reviewed through supervisory checks on a regular basis by Credit Risk, including the Group chief credit officer. Overall, credit risk is managed through a combination of divisional risk controls, including by divisional risk management committees and sub-committees, complemented by aggregate views of credit exposure at the Group level.
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
Credit risk review
Governance and supervisory checks within Credit Risk are supplemented by the Credit Risk Review function. The Credit Risk Review function is independent from Credit Risk with a direct functional reporting line to the Risk Committee Chair, administratively reporting to the CRO. Credit Risk Review assesses the Group’s credit exposures and practices related to management of credit risk.
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
Traded market risk
Sources of traded market risk
Market risks mainly arise from our trading activities, primarily in the Investment Bank (which includes Global Trading Solutions). Our trading activities typically include fair-valued positions and risks arising from our involvement in primary and secondary market activities, for client facilitation and market-making purposes, including derivatives markets.
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
Evaluation and management of traded market risk
We use market risk measurement and management methods capable of calculating comparable exposures across our many activities and employ focused tools that can model specific characteristics of certain instruments or portfolios. The tools are used for internal market risk management, internal market risk reporting and external disclosure purposes. Our principal market risk measures for traded market risk are VaR, scenario analysis, as included in our stress testing framework, position risk, as included in our economic risk capital, and sensitivity analysis. These measures complement each other in our market risk assessment and are used to measure traded market risk at the Group level. Our risk management practices are regularly reviewed to ensure they remain appropriate and fit for purpose.
Following the Archegos matter in 2021, Market Risk established a new counterparty market risk function. The function is designed to support the management of counterparty risk, leveraging product-related market risk knowledge to complement the existing credit risk approach.
Measurement of traded market risk using value-at-risk
VaR is a risk measure that quantifies the potential loss on a given portfolio of financial instruments over a certain holding period that is expected not to be exceeded at a certain confidence level. Positions are aggregated by risk factors rather than by product. For example, interest rate risk VaR captures potential losses driven by fluctuations of interest rates affecting a wide variety of interest rate products (such as interest rate swaps and swaptions) as well as other products (such as foreign exchange derivatives and equity derivatives) for which interest rate risk is not the primary market risk driver. The use of VaR allows the comparison of risk across different businesses. It also provides a means of aggregating and netting a variety of positions within a portfolio to reflect historical correlations between different assets, allowing for a portfolio diversification benefit. Our VaR model is designed to take into account a comprehensive set of risk factors across all asset classes, and includes certain foreign exchange risk and commodity risk within the banking book.
VaR is an important tool in risk management and is used for measuring quantifiable risks from our activities exposed to market risk on a daily basis. In addition, VaR is one of the main risk measures for limit monitoring, financial reporting, calculation of regulatory capital and regulatory backtesting.
Our VaR model is based on historic data moves that derive plausible future trading losses. The model is responsive to changes in market conditions through the use of exponential weighting that applies a greater weight to more recent events, and the use of expected shortfall measures to ensure extreme adverse events are considered in the model. We use the same VaR model for risk management (including limit monitoring and financial reporting), regulatory capital calculation and regulatory backtesting purposes, although confidence level, holding period, historical look-back period and the scope of financial instruments considered can be different.
For our risk management VaR, we use a rolling two-year historical dataset, a one-day holding period and a 98% confidence level. This means that we would expect daily mark-to-market trading losses to exceed the reported VaR not more than twice on average in 100 trading days over a multi-year observation period. The 98% confidence level VaR is calculated using an equivalent expected shortfall approach. The expected shortfall metric represents the average of the potential worst losses beyond the confidence level. Risk management VaR is closely aligned to the model we use to measure regulatory VaR for capital purposes. Compared to regulatory VaR, however, it has a wider scope that includes trading book securitizations and banking book positions held at fair value. The scope of our risk management VaR is periodically reviewed to ensure it remains aligned with the internal risk framework and control processes.
For regulatory capital purposes, we operate under the Basel market risk framework which includes the following components for the calculation of regulatory capital: regulatory VaR, stressed VaR, IRC, RNIV, stressed RNIV and a regulatory prescribed standardized approach for securitizations. The regulatory VaR for capital purposes uses a two-year historical dataset, a ten-day holding period and a 99% confidence level calculated using an expected shortfall approach. This measure is designed to capture risks in the trading book and foreign exchange and commodity risks in the banking book and excludes securitization positions, as these are treated under the securitization approach for regulatory purposes. Stressed VaR replicates the regulatory VaR calculation on the Group’s current portfolio over a continuous one-year observation period that reflects a period of significant financial stress for the Group, selected from a longer historical dataset spanning from 2006 to the present. The historical dataset allows for the capturing of a longer history of potential loss events and helps reduce the pro-cyclicality of the minimum capital requirements for market risk. IRC is a regulatory capital charge for default and migration risk on positions in the trading books that may not be captured adequately by the ten-day holding period assumption of regulatory VaR. RNIV captures a variety of risks, such as certain basis risks, higher order risks and cross risks between asset classes, not adequately captured by the VaR model for example due to lack of sufficient historical market data.
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
We use a risk factor identification process to identify risks for capture. There are two parts to this process. First, the market data dependency approach systematically determines the risk requirements based on data inputs used by front-office pricing models and compares this with the risk types that are captured by the Group’s VaR model and the RNIV framework. Second, the product-based approach is a qualitative analysis of product types undertaken in order to identify the risk types that those product types would be exposed to. A comparison is again made with the risk types that are captured in the VaR and RNIV frameworks. This process identifies risks that are not yet captured in the VaR model or the RNIV framework. A plan for including these risks in one or the other framework can then be devised. RNIV is captured in both our regulatory capital and economic risk capital framework.
VaR backtesting
Backtesting is one of the techniques used to assess the accuracy and performance of our VaR model used by the Group for risk management and regulatory capital purposes and serves to highlight areas of potential enhancements. Backtesting is used by regulators to assess the adequacy of the internal model approach-based regulatory capital held by the Group, the calculation of which includes regulatory VaR and stressed VaR.
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
Scenario analysis
Market risk stress testing and scenarios quantify portfolio impacts under stressed market conditions, expressed as a potential loss number, which can be used in conjunction with other metrics such as market risk sensitivities and VaR to manage the Group’s exposure to traded market risk. The analysis performed by the market risk scenarios team supports the daily risk management of specific businesses, as well as their understanding of the impact of scenarios run across the Group, either for internal assessments or for regulatory requests. Stress testing is essential for understanding the impact of large market moves and is particularly important for portfolios that hold complex and exotic instruments, where the risk profile is non-linear or where the value of the positions may be contingent on several factors (known as cross-risks), or on less liquid risk factors such as correlation.
Market risk stress testing is also used to model potential outcomes and capture vulnerabilities of the trading portfolios around specific macroeconomic or geopolitical events. These outcomes are used to guide business activities and develop risk management strategies during such events and are often supported with risk tolerances, which limit potential loss given the likelihood of the event, in line with the Group’s risk appetite.
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
Traded market risk constraints
Our market risk constraints framework encompasses specific constraints on various market risk measures, including VaR and results of scenario analysis and sensitivity analysis at the Group, Bank, divisional, legal entity, branches and business levels. For example, we have controls over consolidated traded market risk exposures as well as concentrations in the portfolio. Risk constraints are cascaded to lower organizational levels within the businesses. Risk limits are binding and any significant increase in risk exposures is escalated in a timely manner. The Group’s OGR and internal policies determine limit-setting authority, temporary modification of such limits in certain situations and required approval authority at the Group, Bank, divisional, business and legal entity levels for any instances that could cause such limits to be exceeded. Market risk limit excesses are subject to a formal escalation procedure and the incremental risk associated with the excess must be approved by the responsible risk manager within the Market Risk function, with escalation to senior management if certain thresholds are exceeded. The majority of the market risk limits are monitored on a daily basis. Limits for which the inherent calculation time is longer or for which the risk profile changes less often are monitored less frequently depending on the nature of the limit (weekly, monthly or quarterly). The business is mandated to remediate market risk limit excesses within three business days upon notification. Remediation actions that take longer than three days are subject to an out-of-policy remediation process with senior management escalation. Following the Archegos matter in 2021, the market risk constraints framework was reinforced with regard to the four-eye principle of review. We also enhanced the approval process of limit excesses and temporary limit increases and strengthened escalation requirements for limit breaches and temporary limit increases with extended time durations.
Mitigation of traded market risk
Once a transaction has been executed, it is captured as part of our risk monitoring processes and subject to the market risk constraints framework. Specific policies are in place that are intended to ensure that for any new material and/or unusual transactions, the Market Risk function has been engaged and appropriate approvals are sought. These transactions are reviewed and approved by the Market Risk function so that the risk profile of the portfolio is in line with the risk appetite after execution.
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
The governance framework is designed to ensure appropriate oversight of the Group’s traded market risk exposures.
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
The majority of non-traded foreign exchange risk is associated with our investments in foreign branches, subsidiaries and affiliates denominated in currencies other than the reporting currency of the Group (i.e., Swiss francs) and includes related hedges. This is referred to as “structural foreign exchange risk”. The remaining non-traded foreign exchange risk relates to our banking book positions other than from our investments in foreign operations and is managed under the risk appetite framework for market risk.
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
While structural foreign exchange risk is specified and measured in terms of sensitivity to hypothetical foreign currency shocks, it is excluded from regulatory market risk measurement. The sensitivity to hypothetical foreign currency shocks is also used to define our risk appetite constraints. Along with the management of the Group’s CET1 ratio sensitivity to moves in foreign exchange rates, we measure and monitor sensitivities for several other key metrics, such as leverage ratios.
Non-traded market risk constraints
Non-traded market risk leverages the market risk constraints framework that encompasses specific constraints on various market risk measures, including VaR and results of scenario analysis and sensitivity analysis at the Group, Bank, divisional, legal entity and business levels, as described above for traded market risk constraints. These are supplemented by additional risk controls for structural foreign exchange risk and IRRBB.
Mitigation of non-traded market risk
The Group’s risk appetite level for IRRBB is primarily driven by the available capital and is allocated to the Group’s material legal entities. The Group does not have a regulatory requirement to hold capital against IRRBB. The economic impacts of adverse shifts in interest rates from FINMA-defined scenarios are significantly below 15% of tier 1 capital, which is the threshold used by FINMA to identify banks that potentially run excessive levels of interest rate risk at group and legal entity levels.
The Group aims to keep a limited risk profile for the economic value of the Group’s asset and liability position while maintaining high earnings stability. This is addressed mainly by systematic hedging of issued debt and interest rate risk arising from loans and deposit maturity mismatches in the private banking business. The main instruments used for hedging are interest rate swaps.
Structural foreign exchange risk is actively managed by Treasury through the execution of currency hedges with the aim of mitigating the sensitivity of the Group’s CET1 ratio to adverse movements in foreign exchange rates within parameters set out in the risk appetite framework.
Governance of non-traded market risk
The ExB RMC is responsible for the Group’s non-traded market risk control framework and escalation of risk constraint breaches. The Group’s RPSC and associated sub-committees are responsible for the oversight and approval of related risk models, global policies, manuals, guidelines and procedures. Divisional and legal entity risk management committees review non-traded market risk-related matters specific to their local entities and jurisdictions.
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
Non-financial risk can arise from a wide variety of internal and external forces, including human error, inappropriate conduct, failures in systems, processes and controls, pandemic, deliberate attack or natural and man-made disasters. Outsourcing and external third parties may also create risks around maintaining business processes, system stability, data loss, data management, reputation and regulatory compliance. Certain of the present main categories and sources of non-financial risk are described below.
Operational risk
Operational risk is the risk of an adverse impact arising from inadequate or failed internal processes, people or systems, or from external events. Operational risk does not include business and reputational risks; however, some operational risks can lead to reputational issues and as such these risks may be closely linked.
Technology risk
Technology risk deserves particular attention given the complex technological landscape that covers our business model. Ensuring that confidentiality, integrity and availability of information assets are protected is critical to our operations. Technology risk is the risk that system-related failures, such as service outages or information security incidents, may disrupt business. Technology risk is inherent not only in our IT assets, but also in the people and processes that interact with them including through dependency on third-party suppliers and the worldwide telecommunications infrastructure. We seek to ensure that the data used to support key business processes and reporting is secure, complete, accurate, available, timely and meets appropriate quality and integrity standards. We require our critical IT systems to be identified, secure, resilient and available to support our ongoing operations, decision-making, communications and reporting. Our systems must also have the capabilities, capacity, scalability and adaptability to meet current and future business objectives, the needs of our customers and regulatory and legal expectations. Failure to meet these standards and requirements may result in adverse events that could subject us to reputational damage, fines, litigation, regulatory sanctions, financial losses or loss of market share. Technology risks are managed through our technology risk management program, business continuity management plan and business contingency and resiliency plans. Technology risks are included as part of our overall non-financial risk assessments based upon a forward-looking approach focusing on the most significant risks in terms of potential impact and likelihood.
Cyber risk
Cyber risk, which can be driven by people, process and/or technology, is the risk that the Group will be compromised as a result of cyber attacks, security breaches, unauthorized access, loss or destruction of data, unavailability of service, computer viruses, employee misconduct or other events that could have an adverse security or resilience impact. Any such event could subject us to litigation or cause us to suffer a financial loss, a disruption of our businesses, liability to our clients, regulatory intervention or reputational damage. We could also be required to expend significant additional resources to investigate and remediate vulnerabilities or other exposures.
We recognize that cyber risk represents a rapidly evolving external risk landscape. The financial industry continues to face cyber threats from a variety of actors who are driven by monetary, political and other motivations. We actively monitor external and internal incidents and threats and assess and respond accordingly, including modifying our protective measures, to any potential vulnerabilities that this may reveal. We are also an active participant in industry forums and information exchange initiatives and engage in regulatory consultation on this subject.
We have an enterprise-wide cybersecurity strategy to provide strategic guidance as part of our efforts to achieve an optimized end-to-end security and risk competence to enable a secure and innovative business environment, aligned with the Group’s risk appetite. A technology security team leverages a wide array of leading technology solutions and industry best practices to support our efforts to manage and maintain a secure information infrastructure, perform vulnerability assessments and detect and respond to information security threats.
We regularly assess the effectiveness of key controls and conduct ongoing employee training and awareness activities, including for key management personnel, in order to embed a strong cyber risk culture. As part of the non-financial risk framework (NFRF), the ExB RMC as well as divisional and legal entity risk management committees are given updates on the broader technology risk exposure.
Significant incidents are escalated to the Risk Committee together with key findings and mitigating actions. Related business continuity and response plans are tested and simulations are conducted up to the ExB RMC and Board level.
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
The Non-Financial Risk function oversees the Group’s established NFRF, providing a consistent and unified approach to evaluating and monitoring the Group’s non-financial risks. Non-financial risk appetites are established and monitored under the Group-wide risk appetite framework, aligned with the NFRF, which sets common minimum standards across the Group for non-financial risk and control processes and review and challenge activities. Risk and control assessments are in place across all divisions and functions, consisting of the risk and control self-assessments and compliance risk assessments. Key non-financial risks are identified annually and represent the most significant risks requiring senior management attention. Where appropriate, remediation plans are put in place with ownership by senior management and ongoing oversight through the ExB RMC. In the event of significant internal or external events, risk identification processes are adjusted to assess additional or emerging risk concentrations and related mitigating actions that may be required.
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
Non-financial risk stress loss projections
Operational losses may increase in frequency and magnitude during periods of economic stress and/or market volatility. We estimate the potential operational loss that may be experienced under a variety of adverse economic conditions through stress testing by quantifying historically observed relationships between various types of operational losses and the economy, and through expert consideration of impacts on key non-financial risks.
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
Non-Financial Risk is responsible for setting minimum standards for managing non-financial risks at the Group level. This includes ensuring the cohesiveness of policies and procedures, tools and practices throughout the Group, particularly with regard to the identification, evaluation, mitigation, monitoring and reporting of these risks. Other second line of defense oversight functions are responsible for setting supplemental policies and procedures where applicable. Non-Financial Risk also oversees the global read-across framework, under which the Group performs comprehensive reviews of risk events and/or emerging risks to identify underlying root causes, and considers their applicability across other divisions, significant legal entities or corporate functions with the goal of minimizing re-occurrence in a sustainable manner through enhancements of processes and/or key controls to support reduction of relevant residual risks.
Non-financial risk exposures, metrics, issues and remediation efforts are discussed in various risk management committees across the organization, including in the ExB RMC, divisional operational risk and compliance management committees and relevant corporate function committees. Key, significant and trending non-financial risk themes are discussed in governance forums where appropriate, including risk themes that may emerge due to significant internal or external events and any corresponding tactical or strategic control enhancements that may be required in order to maintain adequate internal controls in response to such events.

For conduct risk, periodic monitoring of metrics is based on thresholds set by severity level, with material trends identified and escalated as appropriate to senior management.
Model risk
In line with peer banks, we rely on advanced quantitative models and qualitative estimation approaches across business lines and legal entities to support a broad range of applications, including estimating various forms of financial risk, valuation of securities, stress testing activities, capital adequacy assessments, providing wealth management services to clients and to meet various reporting requirements.
Definition and sources of model risk
Model risk is the risk of adverse consequences from decisions made based on model results that may be incorrect, misinterpreted or used inappropriately. All models and qualitative estimation approaches are imperfect approximations and assumptions that are subject to varying degrees of uncertainty in their output depending on, among other factors, the model’s complexity and its intended application. As a result, modeling and estimation errors may result in inappropriate business decisions, financial loss, regulatory and reputational risk and incorrect or inadequate capital reporting. Model errors, intrinsic uncertainty and inappropriate use are the primary contributors to aggregate, Group-wide model risk.
Evaluation and management of model risk
Through our global model risk management and governance framework we seek to identify, measure and mitigate significant risks arising from the use of models embedded within our global model ecosystem. Model risks can be managed through a well-designed and robust model risk management framework, encompassing model governance policies and procedures, model validation best practices and actionable model risk reporting.
Robust model risk management is crucial to ensuring that the Group’s model risk is assessed and managed leveraging a central inventory that includes all models used by the Group in order to remain within a defined model risk appetite by focusing on identification, measurement and resolution of model limitations. Under the Group’s model governance policies, the Model Risk Management functionvalidates and approves models, including new models and material changes to existing models, in compliance with standards established by regulators. Developers, owners and model supervisors are responsible for identifying, developing, implementing and testing their models. Model supervisors are responsible for ensuring that models are submitted to the Model Risk Management function to be entered into the Group’s model inventory and subsequently validated and approved. The Model Risk Management function is structured to be independent from model users, developers and supervisors.
A rigorous validation practice should ensure that models are conceptually sound, appropriately implemented by model owners and developers and functioning as intended. To accomplish this, model risk management deploys a validation team comprising objective, well-informed subject matter experts with the necessary skills and knowledge to apply effective challenge across model types to mitigate model risk.
In line with the Group model governance policies, all models are risk-tiered based on an internal scoring method which combines model complexity, materiality and reliance to assign models into one of four risk tiers. These inherent risk ratings, or tiers, are used to prioritize models, including resource allocations for validations, periodic reviews and ongoing monitoring as well as to inform the depth of validation activities.
Governance of model risk
Governance is an important aspect of model risk management. Model risk reports are presented and discussed at various model review committees to ensure appropriate oversight of model risk issues, observe progress in corresponding remediation actions and initiate any required escalations.
The Model Risk Management function reviews models, reports model limitations to key stakeholders, tracks remediation plans for validation findings and reports on model risk tolerance and metrics to senior management. The Model Risk Management function oversees controls to facilitate a complete and accurate Group-wide model inventory and performs semi-annual attestations with the aim of achieving completeness and accuracy of its model inventory.
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
Reputational risk may arise from a variety of sources, including, but not limited to, the nature or purpose of a proposed transaction or service, the identity or activity of a potential client, the regulatory or political climate in which the business will be transacted, significant public attention surrounding the transaction itself or the potential sustainability risks of a transaction. Sustainability risks are potentially adverse impacts on the environment, on people or society, which may be caused by, contributed to or directly linked to financial service providers, usually through the activities of their clients. These may manifest themselves as reputational risks, but potentially also as credit, operational or other risks. Reputational risk may also arise from reputational damage in the aftermath of a non-financial risk incident, such as cyber crime or the failure by employees to meet expected conduct and ethical standards.
Evaluation and management of reputational risk
Reputational risk is included in the Group’s risk appetite framework to ensure that risk-taking is aligned with the approved risk appetite. We highly value our reputation and are fully committed to protecting it through a prudent approach to risk-taking and a responsible approach to business. This is achieved through the use of dedicated processes, resources and policies focused on identifying, evaluating, managing and reporting potential reputational risks. This is also achieved by applying the highest standards of personal accountability and ethical conduct as set out in the Group’s Code of Conduct and the Group’s approach to cultural values and behaviors. Reputational risk potentially arising from proposed business transactions and client activity is assessed in the reputational risk review process. The Group’s global policy on reputational risk requires employees to be conservative when assessing potential reputational impact and, where certain indicators give rise to potential reputational risk, the relevant business proposal or service must be submitted through the reputational risk review process. This involves a submission by an originator (any employee), approval by a business area head or designee, and its subsequent referral for evaluation by a reputational risk approver or by the respective divisional client risk committee. Reputational risk approvers are experienced and high-ranking senior managers, independent of the business divisions with the authority to approve, reject or impose conditions (also in relation to environmental or social matters) on a transaction or the establishment of a client relationship. In cases of particularly complex or cross-divisional transactions, the decision may be referred to the Global Client Risk Committee (GCRC), which reports to and receives its delegated authority from the ExB RMC and includes representatives of the Executive Board, including the CRO, CCO and General Counsel, and has authority to approve, reject or impose conditions on our participation in the transaction or service. During the course of 2021, in light of the Archegos and SCFF matters earlier in the year, the Group applied a more constrained overall risk appetite to reputational risk, with a greater volume of cases being decided by the GCRC and ExB RMC than in the previous year.
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
Governance of reputational risk
The ExB RMC and the GCRC on a global level, and the divisional client risk committees, on a divisional or legal entity level, are the governing bodies responsible for the oversight and active discussion of client and transaction risks. At the Board level, the Risk Committee assists the Board in fulfilling its reputational risk oversight responsibilities by reviewing and approving the Group’s risk appetite framework as well as assessing the adequacy of the management of reputational and sustainability risks.
In order to inform our stakeholders about how we manage some of the sustainability risks inherent to the banking business, we publish our Sustainability Report, in which we also describe our efforts to conduct our operations in a manner that is environmentally and socially responsible and broadly contributes to society.
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
Business risk also includes risks associated with the Group’s illiquid investments. These investments are not subject to ExB RMC-approved processes for trading activities due to their characteristics and risk profile. Illiquid investments include private equity, hedge fund and mutual fund seed and co-investments, strategic investments (e.g., joint ventures and minority investments) as well as other investments, such as collateralized loan obligations (CLO) mandated by regulatory risk retention requirements. Banking book loans are not covered under the illiquid investment risk.
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
Governance of business risk
Strategic and related financial plans are developed by each division annually and aggregated into a Group financial plan, which is reviewed by the CRO, CFO and CEO before presentation to the full Executive Board and the Board. On a regular basis, the Board and the Executive Board conduct more fundamental in-depth reviews of the Group’s strategy and reassess our performance objectives.
> Refer to “Strategy” in I– Information on the company for further information on our revised strategy.
Illiquid investment risk is separately governed by the Risk Committee and the ExB RMC. The divisional risk management committees and associated sub-committees are responsible for the day-to-day oversight and approval of related risk models, guidelines and procedures.
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
Sources of climate-related risks
We have identified several key risks and opportunities originating from either the physical or the transitional effects of climate change. Physical risks can arise from climate and weather-related events (e.g., heatwaves, droughts, floods, storms and sea-level rise) and can potentially result in material financial losses, impairing asset values and the creditworthiness of borrowers. Transition risks can arise from the process of adjustment toward a low carbon economy through changes in climate policy, technological developments and disruptive business models, and shifting investor and consumer sentiment. Physical and transition climate-related risks can affect us as an organization either directly, through our physical assets, costs and operations, or indirectly, through our financial relationships with our clients.
Evaluation and management of climate-related risks
Climate-related risks are one of the environmental aspects considered as part of the broader sustainability risk agenda of Credit Suisse. A climate change program was established in 2018 to address the recommendations of the FSB’s Taskforce on Climate-related Financial Disclosures (TCFD) with respect to external disclosures on climate-related risks and opportunities.
In 2021, we published our climate-related risk disclosures following the structure provided by the TCFD recommendations for the first time. These were included in the Sustainability Report and summarized in a dedicated TCFD extract. The disclosures included quantitative metrics alongside explanations of the frameworks relied upon and Credit Suisse’s overall climate strategy. We expect to continue to evolve our disclosures, incorporating more granular data and portfolio views as they become available.
> Refer to credit-suisse.com/sustainabilityreport for our Sustainability Report and to credit-suisse.com/tcfd for an extract of disclosures in accordance with TCFD.
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
In 2021, we became a founding member of the Net-Zero Banking Alliance, which focuses on aligning member banks’ portfolios with net-zero emissions by 2050. Further, Credit Suisse has committed to the Science Based Targets initiative (SBTi) Net-Zero Standard and is expected to submit proposed emission reduction commitments to the SBTi by December 2022.
Credit Suisse is a member of the Financial Services Task Force (FSTF), convened as part of His Royal Highness The Prince of Wales’ Sustainable Markets Initiative (Sustainable Markets Initiative). The Sustainable Markets Initiative looks to define a credible pathway to net zero and bolster engagement and accelerate transition to a net-zero economy. The Sustainable Markets Initiative joined forces with the UN Environment Programme Finance Initiative to found the Net-Zero Banking Alliance in 2021, and published a guide which aims to support the banking industry to adopt a consistent and transparent approach to supporting clients’ transition to net zero.
In 2021, as part of our strategy, we expanded the scope of the CETFs that were launched in 2020 to cover the additional sectors of shipping, aviation and commodity trade finance (fossil-fuel related). CETFs are used to identify priority sectors and they include a methodology to categorize clients that operate in these sectors according to their energy transition readiness. With this approach, we aim to actively encourage clients to transition along the CETF scale over time and support them through financing and advisory services. Work is underway to extend coverage to additional sectors.
Risk management
Climate-related risks are embedded in our Group-wide risk taxonomy as a risk driver which typically manifests itself through other traditional risk types. Risk identification is performed holistically for all potential manifestations of climate-related risks, across all risk types, in order to obtain a comprehensive view of potential portfolio and business impacts.
Climate-related risks – alongside other sustainability risks – are considered within the Group-wide, standardized reputational risk review process as part of their review of sustainability risks.
We have identified sensitive sectors which pose greater environmental and social risks (including impacts to the climate) and have policies and guidelines in place to govern the responsible provision of financial services to clients within these sectors. Consequently, within the reputational risk review process, we evaluate factors such as a company’s greenhouse gas footprint or its energy efficiency targets and we assess whether in-scope clients have a plan in place to address climate-related risks.
Our policies and guidelines describe business activities and operations that Credit Suisse will not finance. In 2021, we announced a time-bound commitment to restrict financing and capital market underwriting to businesses involved in activities related to thermal coal mining and coal power. In addition, restrictions for clients developing new greenfield thermal coal mines, coal-fired power plants or capacity expansions have been adopted.
We intend to progressively integrate assessment of risks stemming from climate change into our origination process and overall risk appetite framework and continue to embed our climate risk appetite and risk management framework across our businesses throughout 2022.
Direct physical risks of climate change are identified and assessed through the business continuity management process alongside other physical risks such as natural disasters. With regard to indirect physical risks, we assessed climate-related risks by applying physical models to our portfolios starting with pilot assessments for certain legal entities. We are working to expand these assessments across all Credit Suisse entities.
Metrics and targets
We have developed a range of internal analytics on Credit Suisse’s exposures to clients in climate-impacted sectors. We plan to continue accelerating the development of our capabilities to measure and manage climate and sustainability-related risks and thereby adhere to our commitments to align our financing with the objectives of the Paris Agreement on Climate Change (Paris Agreement). Following our commitment in 2020 to achieve net zero emissions across our operations, supply chain and financing activities by 2050, Credit Suisse has initiated and progressed the work required to measure our total financed emissions and develop transition strategies.
Our sustainable finance solutions are designed to achieve a positive impact on the environment while also creating financial value for our clients, drawing upon the expertise of various specialist departments across our divisions. Transactions executed during 2020 and 2021 that have been reviewed and approved as of January 26, 2022 as qualifying for inclusion towards the previously announced sustainable finance commitment of CHF 300 billion by 2030 amount to CHF 60 billion in aggregate.
We are part of the global RE100 (100% renewable electricity) initiative and are committed to sourcing 100% renewable electricity across our entire global operations by 2025. In 2021, 90% of the Group’s electricity consumed globally was generated from certified renewable resources. Furthermore, an ISO 14001-certified environmental management system, through which we currently manage our operational environmental risks globally, is planned to be updated during 2022 and 2023 to incorporate our new methodology for the collection and reporting of our greenhouse gas emissions to support our net zero carbon emissions by 2050 ambition.
Governance of climate-related risks
Climate change-related responsibilities are included in the Board’s Risk Committee charter. Additionally, at the Board level, we have a Sustainability Advisory Committee. At the Executive Board level, the ExB RMC assumes responsibility for the overall climate change strategy and is mandated to ensure that the capabilities for the management of relevant long-term risk trends, including climate change, are put in place. Furthermore, key internal policies incorporate important elements of climate risk management. In 2021, Credit Suisse established a global internal policy that addresses Credit Suisse’s broader long-term climate change strategy, reflecting our commitment to the Paris Agreement as well as our approach to the transition and physical risks arising from a changing climate.
For complex and high risk client transactions, including clients with business practices associated with material environmental and/or social issues, a comprehensive risk assessment is performed with escalation for decision making to the GCRC on a global level using a risk-based approach, and to the divisional client risk committees on a divisional or legal entity level.
A dedicated Climate Risk function within Credit Risk provides specialized capabilities to assess and manage the multifaceted aspects of climate-related risks.
Fiduciary risk
Definition and sources of fiduciary risk
Fiduciary risk is the risk of financial loss arising when the Group or its employees, acting in a fiduciary capacity as trustee, investment manager or as mandated by law, do not act in the best interest of the client in connection with the provision of advice and/or management of our client’s assets including from a product-related market, credit, liquidity, counterparty and non-financial risk perspective. With the establishment of Asset Management as a standalone division, we have moved risk oversight of the division into a dedicated divisional risk management function. We have also introduced an enhanced new product approval process.

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
■ Assessing risk measures such as exposure, sensitivities, stress scenarios, expected volatility and liquidity across our portfolios as part of our efforts to manage the assets in line with the clients’ expectations and risk tolerance.
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
Governance of fiduciary risk
Sound governance is essential for all discretionary management activities including trade execution and the investment process. Our program targets daily, monthly or quarterly monitoring of all portfolio management activities with independent analysis provided to senior management. Formal review meetings are in place as part of our efforts to ensure that investment performance and risks are in line with expectations and adequately supervised.
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
Metrics and targets
Pension risk forms an integral part of the Group’s risk appetite assessment with internal macro-economic stress scenarios used for Group-wide stress testing. These are incremental to the assessment performed by the trustees and their external advisers.
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
■ Risk monitors and reports various metrics and analytics to senior management and regulators (e.g., economic risk capital, severe flight to quality and loss potential analysis).

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
Loans and irrevocable loan commitments
end of	2021	2020
CHF million
Gross loans	293,064	293,539
Irrevocable loan commitments	122,559	119,022
Total loans and irrevocable loan commitments	415,623	412,561
of which Swiss Universal Bank	193,493	190,872
of which International Wealth Management	60,138	59,645
of which Asia Pacific	39,114	42,287
of which Asset Management	44	22
of which Investment Bank	121,444	118,167
of which Corporate Center	1,390	1,568
Loans held-for-sale and traded loans
As of December 31, 2021 and 2020, loans held-for-sale included CHF 29 million and CHF 102 million, respectively, of seasoned US subprime residential mortgages from consolidated variable interest entities (VIE). Traded loans included US subprime residential mortgages of CHF 278 million and CHF 233 million as of December 31, 2021 and 2020, respectively.
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
Compared to December 31, 2020, gross loans were stable at CHF 293.1 billion as of December 31, 2021, as net decreases in commercial and industrial loans, loans to the real estate sector and from the euro translation impact were offset by increases in loans to financial institutions, consumer mortgages, consumer finance loans and from the USD translation impact. The net decrease of CHF 5.0 billion in commercial and industrial loans mainly reflected decreases in Swiss Universal Bank, Asia Pacific and the Investment Bank. The net decrease of CHF 0.5 billion in loans to the real estate sector mainly reflected a decrease in International Wealth Management, partially offset by an increase in Swiss Universal Bank. Loans to financial institutions increased CHF 2.7 billion, mainly reflecting an increase in the Investment Bank. Consumer mortgages increased CHF 1.5 billion, mainly driven by an increase in International Wealth Management. The net increase of CHF 0.6 billion in consumer finance loans mainly reflected an increase in Swiss Universal Bank.
On a divisional level, decreases in gross loans of CHF 2.7 billion in Asia Pacific, CHF 0.3 billion in the Corporate Center and CHF 0.2 billion in Swiss Universal Bank were partially offset by increases of CHF 1.8 billion in the Investment Bank and CHF 1.0 billion in International Wealth Management.
> Refer to “Note 19 – Loans” and “Note 20 – Financial instruments measured at amortized cost and credit losses” in VI – Consolidated financial statements – Credit Suisse Group for further information.

Loans
end of	Swiss Universal Bank		International Wealth Management	Asia Pacific	Asset Management	Investment Bank	Corporate Center	Credit Suisse
2021 (CHF million)
Mortgages	103,997		4,957	1,566	0	0	13	110,533
Loans collateralized by securities	6,917		20,305	22,181	0	1,819	31	51,253
Consumer finance	4,395		424	3	13	173	67	5,075
Consumer	115,309		25,686	23,750	13	1,992	111	166,861
Real estate	24,395		1,275	2,360	0	491	8	28,529
Commercial and industrial loans	29,599		24,544	7,236	0	7,042	708	69,129
Financial institutions	6,564		1,584	2,411	11	14,391	261	25,222
Governments and public institutions	793		485	385	0	1,571	89	3,323
Corporate & institutional	61,351		27,888	12,392	11	23,495	1,066	126,203
Gross loans	176,660		53,574	36,142	24	25,487	1,177	293,064
of which held at fair value	61		6	2,070	0	7,711	395	10,243
Net (unearned income) / deferred expenses	105		(91)	(21)	0	(75)	1	(81)
Allowance for credit losses [1]	(528)		(296)	(258)	0	(186)	(29)	(1,297)
Net loans	176,237		53,187	35,863	24	25,226	1,149	291,686
2020 (CHF million)
Mortgages	103,868	[2]	3,653	1,520	0	0	26	109,067
Loans collateralized by securities	6,199	[2]	19,900	23,324	0	1,574	31	51,028
Consumer finance	3,885	[2]	400	4	14	62	72	4,437
Consumer	113,952		23,953	24,848	14	1,636	129	164,532
Real estate	24,122		1,983	2,374	0	557	9	29,045
Commercial and industrial loans	31,458		24,848	8,629	0	8,292	870	74,097
Financial institutions	6,591	[2]	1,768	2,528	8	11,320	272	22,487
Governments and public institutions	768		64	472	0	1,923	151	3,378
Corporate & institutional	62,939		28,663	14,003	8	22,092	1,302	129,007
Gross loans	176,891		52,616	38,851	22	23,728	1,431	293,539
of which held at fair value	25		62	2,446	0	8,316	559	11,408
Net (unearned income) / deferred expenses	104		(104)	(27)	0	(69)	1	(95)
Allowance for credit losses [1]	(663)		(345)	(199)	0	(300)	(29)	(1,536)
Net loans	176,332		52,167	38,625	22	23,359	1,403	291,908
1 Allowance for credit losses is only based on loans that are not carried at fair value.
2
Certain consumer loans have been reclassified to corporate & institutional loans following the application of a look-through approach with regard to beneficial owners. Prior periods have been reclassified to conform to the current presentation.

Collateralized loans
The table “Collateralized loans” provides an overview of collateralized loans by division. For consumer loans, the balances reflect the gross carrying value of the loan classes “Mortgages” and “Loans collateralized by securities”, of which a significant majority are fully collateralized. Consumer finance loans are not included as the majority of these loans are unsecured. For corporate & institutional loans, the balances reflect the value of mortgages and financial and other collateral related to secured loans, considered up to the amount of the related loans.

Collateralized loans
end of	Swiss Universal Bank		International Wealth Management	Asia Pacific	Asset Management	Investment Bank	Corporate Center	Credit Suisse
2021 (CHF million)
Gross loans	176,660		53,574	36,142	24	25,487	1,177	293,064
Collateralized loans	160,383		51,069	31,444	0	12,187	88	255,171
of which consumer [1]	110,914		25,262	23,747	0	1,819	44	161,786
of which mortgages	103,997		4,957	1,566	0	0	13	110,533
of which loans collateralized by securities	6,917		20,305	22,181	0	1,819	31	51,253
of which corporate & institutional [2]	49,469		25,807	7,697	0	10,368	44	93,385
of which secured by mortgages	35,270		1,375	89	0	88	0	36,822
of which secured by financial and other collateral	14,199		24,432	7,608	0	10,280	44	56,563
2020 (CHF million)
Gross loans	176,891		52,616	38,851	22	23,728	1,431	293,539
Collateralized loans	160,939	[3]	50,024	33,183	0	9,653	115	253,914
of which consumer [1]	110,067	[3]	23,553	24,844	0	1,574	57	160,095
of which mortgages	103,868		3,653	1,520	0	0	26	109,067
of which loans collateralized by securities	6,199		19,900	23,324	0	1,574	31	51,028
of which corporate & institutional [2]	50,872	[3]	26,471	8,339	0	8,079	58	93,819
of which secured by mortgages	36,182		2,780	159	0	249	0	39,370
of which secured by financial and other collateral	14,690		23,691	8,180	0	7,830	58	54,449
1 Reflects the gross carrying value of the consumer loan classes "Mortgages" and "Loans collateralized by securities", before allowance for credit losses.
2 Reflects the value of mortgages and financial and other collateral related to secured corporate & institutional loans, considered up to the amount of the related loans.
3
Certain consumer loans have been reclassified to corporate & institutional loans following the application of a look-through approach with regard to beneficial owners. Prior periods have been reclassified to conform to the current presentation.

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
As of December 31, 2021, 98% of the aggregate Swiss residential mortgage loan portfolio of CHF 113.4 billion had an LTV ratio equal to or lower than 80%. As of December 31, 2020, 97% of the aggregate Swiss residential mortgage loan portfolio of CHF 112.4 billion had a loan-to-value (LTV) ratio equal to or lower than 80%. For substantially all Swiss residential mortgage loans originated in 2021 and 2020, the average LTV ratio was equal to or lower than 80% at origination. Our LTV ratios are based on the most recent appraised value of the collateral.

Impaired loans
Compared to December 31, 2020, gross impaired loans decreased CHF 430 million to CHF 2.8 billion as of December 31, 2021, mainly driven by lower potential problem loans in Asia Pacific and Swiss Universal Bank and lower non-performing loans in the Investment Bank. These decreases were partially offset by an increase in non-performing loans in Asia Pacific.
In the Investment Bank, gross impaired loans decreased CHF 208 million, mainly driven by the upgrade of three oil and gas companies, the sale of loans to a real estate and a mining company and the partial repayment of a loan in the entertainment sector. In Swiss Universal Bank, gross impaired loans decreased CHF 110 million, mainly driven by write-offs in commodity trade finance and a combination of upgrades to non-impaired status and exposure reductions in small and medium-sized enterprises. These decreases were partially offset by a newly impaired mortgage in the premium clients business. In International Wealth Management, gross impaired loans decreased CHF 52 million, primarily driven by ship finance, aviation finance and yacht finance. These decreases were partially offset by newly impaired positions in lombard lending, corporate lending and European mortgages. In Asia Pacific, gross impaired loans decreased CHF 49 million, mainly driven by repayments of share-backed loans. Gross impaired loans in the Corporate Center decreased CHF 11 million.
Impaired loans
end of	Swiss Universal Bank	International Wealth Management		Asia Pacific	Asset Management	Investment Bank	Corporate Center	Credit Suisse
2021 (CHF million)
Non-performing loans	382	741		421	0	77	45	1,666
Non-interest-earning loans	208	58		1	0	0	31	298
Non-accrual loans	590	799		422	0	77	76	1,964
Restructured loans	125	7		210	0	25	0	367
Potential problem loans	202	76		0	0	155	3	436
Other impaired loans	327	83		210	0	180	3	803
Gross impaired loans [1]	917	882	[2]	632	0	257	79	2,767
of which loans with a specific allowance	747	630		632	0	257	74	2,340
of which loans without a specific allowance	170	252		0	0	0	5	427
2020 (CHF million)
Non-performing loans	406	692		312	0	210	46	1,666
Non-interest-earning loans	258	81		0	0	0	36	375
Non-accrual loans	664	773		312	0	210	82	2,041
Restructured loans	39	60		150	0	56	8	313
Potential problem loans	324	101		219	0	199	0	843
Other impaired loans	363	161		369	0	255	8	1,156
Gross impaired loans [1]	1,027	934	[2]	681	0	465	90	3,197
of which loans with a specific allowance	908	576		681	0	465	80	2,710
of which loans without a specific allowance	119	358		0	0	0	10	487
1 Impaired loans are only based on loans that are not carried at fair value.
2
Includes gross impaired loans of CHF 84 million and CHF 76 million as of December 31, 2021 and 2020, respectively, which are mostly secured by guarantees provided by investment-grade export credit agencies.

In March 2020, US federal banking regulators issued the “Interagency Statement on Loan Modifications and Reporting for Financial Institutions Working with Customers Affected by the Coronavirus (Revised)” (Interagency Statement). According to the Interagency Statement, short-term modifications made on a good faith basis in response to the COVID-19 crisis to borrowers that were otherwise current prior to the relief being granted would not be considered to be troubled debt restructurings. This includes short-term modifications such as payment deferrals, fee waivers, repayment term extensions or payment delays that are insignificant. The Interagency Statement was developed in consultation with the Financial Accounting Standards Board (FASB) and the Group has applied this guidance. The Group has granted short-term modifications to certain borrowers due to the COVID-19 crisis in the form of deferrals of capital and interest payments that are within the scope of this guidance and the loans subject to those deferrals have not been reported as troubled debt restructurings in restructured loans. As of December 31, 2021 and 2020, the Group had CHF 144 million and CHF 4.3 billion, respectively, of loans held at amortized cost that were modified and not reported as troubled debt restructurings as a result of this relief and interpretative guidance.
Allowance for credit losses on loans
Compared to December 31, 2020, the allowance for credit losses decreased CHF 239 million to CHF 1.3 billion as of December 31, 2021, reflecting decreases in Swiss Universal Bank, the Investment Bank and International Wealth Management, partially offset by an increase in Asia Pacific. The release of non-specific provisions for expected credit losses was mainly driven by an improved global economic outlook observable in the first half of 2021, which led to an improvement of macroeconomic factors as well as a recalibration or removal of qualitative overlays.
In Swiss Universal Bank, the decrease in allowance for credit losses of CHF 135 million mainly reflected write-offs in commodity trade finance and a release of non-specific provisions for expected credit losses. These decreases were partially offset by new or increased specific provisions in small and medium-sized enterprises. In the Investment Bank, the decrease in allowance for credit losses of CHF 114 million mainly reflected a release of non-specific provisions for expected credit losses, a write-off related to the sale of a loan to a real estate company and recoveries from two restructured positions in the healthcare and coal mining sectors. In International Wealth Management, the decrease in allowance for credit losses of CHF 49 million mainly reflected the release of non-specific provisions for expected credit losses and write-offs in ship finance and corporate lending. These decreases were partially offset by increased specific provisions in lombard lending, aviation finance and European mortgages. In Asia Pacific, the increase in allowance for credit losses of CHF 59 million mainly reflected increased specific provisions on several share-backed loans, partially offset by a release of non-specific provisions for expected credit losses.
Allowance for credit losses on loans
end of	Swiss Universal Bank	International Wealth Management	Asia Pacific	Asset Management	Investment Bank	Corporate Center	Credit Suisse
2021 (CHF million)
Balance at beginning of period [1]	663	345	199	0	300	29	1,536
of which individually evaluated	440	141	153	0	106	26	866
of which collectively evaluated	223	204	46	0	194	3	670
Current-period provision for expected credit losses	39	1	59	0	(73)	(1)	25
of which methodology changes	0	0	0	0	(1)	0	(1)
of which provisions for interest	8	12	33	0	(6)	1	48
Gross write-offs	(192)	(57)	0	0	(47)	(1)	(297)
Recoveries	8	1	0	0	5	0	14
Net write-offs	(184)	(56)	0	0	(42)	(1)	(283)
Foreign currency translation impact and other adjustments, net	10	6	0	0	1	2	19
Balance at end of period [1]	528	296	258	0	186	29	1,297
of which individually evaluated	355	131	222	0	50	27	785
of which collectively evaluated	173	165	36	0	136	2	512
1 Allowance for credit losses is only based on loans that are not carried at fair value.
The following tables provide an overview of changes in impaired loans and related allowance for credit losses by loan portfolio segment.
Gross impaired loans by portfolio segment
	Consumer	Corporate & institutional	Total
2021 (CHF million)
Balance at beginning of period	905	2,292	3,197
New impaired loans	552	608	1,160
Increase in existing impaired loans	112	64	176
Reclassifications to non-impaired status	(231)	(314)	(545)
Repayments [1]	(325)	(478)	(803)
Liquidation of collateral, insurance or guarantee payments	(31)	(76)	(107)
Sales [2]	0	(87)	(87)
Write-offs	(50)	(212)	(262)
Foreign currency translation impact and other adjustments, net	142	(104)	38
Balance at end of period	1,074	1,693	2,767
1 Full or partial principal repayments.
2 Includes transfers to loans held-for-sale for intended sales of held-to-maturity loans.

Allowance for credit losses on loans by portfolio segment
	Consumer	Corporate & institutional	Total
2021 (CHF million)
Balance at beginning of period [1]	318	1,218	1,536
of which individually evaluated	230	636	866
of which collectively evaluated	88	582	670
Current-period provision for expected credit losses	78	(53)	25
of which methodology changes	0	(1)	(1)
of which provisions for interest	25	23	48
Gross write-offs	(55)	(242)	(297)
Recoveries	9	5	14
Net write-offs	(46)	(237)	(283)
Foreign currency translation impact and other adjustments, net	7	12	19
Balance at end of period [1]	357	940	1,297
of which individually evaluated	273	512	785
of which collectively evaluated	84	428	512
1 Allowance for credit losses is only based on loans that are not carried at fair value.
Loan metrics
end of	Swiss Universal Bank	International Wealth Management	Asia Pacific	Asset Management	Investment Bank	Corporate Center	Credit Suisse
2021 (%)
Non-accrual loans / Gross loans	0.3	1.5	1.2	0.0	0.4	9.7	0.7
Gross impaired loans / Gross loans	0.5	1.6	1.9	0.0	1.4	10.1	1.0
Allowance for credit losses / Gross loans	0.3	0.6	0.8	0.0	1.0	3.7	0.5
Specific allowance for credit losses / Gross impaired loans	38.7	14.9	35.1	–	19.5	34.2	28.4
2020 (%)
Non-accrual loans / Gross loans	0.4	1.5	0.9	0.0	1.4	9.4	0.7
Gross impaired loans / Gross loans	0.6	1.8	1.9	0.0	3.0	10.3	1.1
Allowance for credit losses / Gross loans	0.4	0.7	0.5	0.0	1.9	3.3	0.5
Specific allowance for credit losses / Gross impaired loans	42.8	15.1	22.5	–	22.8	28.9	27.1
Gross loans and gross impaired loans exclude loans carried at fair value and the allowance for credit losses is only based on loans that are not carried at fair value.
Allowance for credit losses on other financial assets
In 2021, the Investment Bank has incurred a provision for credit losses of CHF 4,307 million related to the failure by Archegos to meet its margin commitments. On the Group’s consolidated balance sheet as of December 31, 2021, the related allowance for credit losses is reported in brokerage receivables.
> Refer to “Significant events in 2021” in II – Credit Suisse results – Credit Suisse and “Risk factors” in I – Information on the company for information on the Archegos matter.
> Refer to “Note 3 – Business developments, significant shareholders and subsequent events”, “Note 9 – Provision for credit losses” and “Note 20 – Financial instruments measured at amortized cost and credit losses” in VI – Consolidated financial statements – Credit Suisse Group for further information.
Derivative instruments
The Group enters into derivative contracts in the normal course of business for market making, positioning and arbitrage purposes, as well as for our own risk management needs, including mitigation of interest rate, foreign exchange and credit risk.
Derivatives are either privately negotiated OTC contracts or standard contracts transacted through regulated exchanges. The most frequently used derivative products include interest rate swaps, cross-currency swaps and credit default swaps (CDS), interest rate and foreign exchange options, foreign exchange forward contracts, and foreign exchange and interest rate futures. In addition, the Group enters into total return swaps on specific assets which offer exposure to price performance of securities to clients, offering synthetic financing arrangements as an alternative to on balance sheet financing of physical securities.
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
Derivative instruments by maturity
	2021				2020
end of / due within	Less than 1 year	1 to 5 years	More than 5 years	Positive replace- ment value	Less than 1 year	1 to 5 years	More than 5 years	Positive replace- ment value
CHF billion
Interest rate products	5.0	12.8	31.8	49.6	8.7	19.7	46.9	75.3
Foreign exchange products	11.2	5.3	4.5	21.0	14.0	5.7	4.8	24.5
Equity/index-related products	6.5	5.7	0.4	12.6	7.9	10.8	0.5	19.2
Credit derivatives	0.3	3.1	1.6	5.0	0.5	2.6	1.8	4.9
Other products [1]	0.4	0.1	1.0	1.5	0.7	0.0	1.0	1.7
OTC derivative instruments	23.4	27.0	39.3	89.7	31.8	38.8	55.0	125.6
Exchange-traded derivative instruments				23.1				20.6
Netting agreements [2]				(95.0)				(120.6)
Total derivative instruments				17.8				25.6
of which recorded in trading assets				17.6				25.5
of which recorded in other assets				0.2				0.1
1 Primarily precious metals, commodity and energy products.
2 Taking into account legally enforceable netting agreements.
Derivative transactions exposed to credit risk are subject to a credit request and approval process, ongoing credit and counterparty monitoring and a credit quality review process. Counterparty credit risk exposures arising from derivatives are subject to division-specific review and oversight, including the estimation of potential loss and downside risk in stress scenarios. The following table represents the rating split of our credit exposure from derivative instruments.
Derivative instruments by counterparty credit rating
end of	2021	2020
CHF billion
AAA	1.1	1.6
AA	4.6	5.8
A	1.5	2.5
BBB	3.8	4.4
BB or lower	4.7	10.7
OTC derivative instruments	15.7	25.0
Exchange-traded derivative instruments [1]	2.1	0.6
Total derivative instruments [1]	17.8	25.6
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

Presentation of selected European credit risk exposures
The basis for presentation of the country exposure is based on our internal risk domicile view, where credit exposures are assigned to countries based on an assessment performed by our Risk function. Internal risk domicile may therefore reflect an alternative view than the strictly legal domicile of a counterparty, which means it may include exposures to a legal entity domiciled outside the reported country where its parent is located inside the country.
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
Development of selected European credit risk exposures
On a gross basis, before taking into account risk mitigation, our risk-based sovereign credit risk exposure to Cyprus, Greece, Ireland, Italy, Malta, Portugal and Spain increased 292% to EUR 8,890 million as of December 31, 2021, compared to EUR 2,265 million as of December 31, 2020. Our net exposure to these sovereigns was EUR 8,792 million, 352% higher compared to EUR 1,943 million as of December 31, 2020. The increases in sovereign exposure primarily reflected higher money market deposits with the Central Bank of Ireland. Our non-sovereign risk-based credit risk exposure in these countries as of December 31, 2021 included net exposures to financial institutions of EUR 2,493 million, 8% higher compared to December 31, 2020, and net exposures to corporates and other counterparties of EUR 2,104 million, 21% lower compared to December 31, 2020.
A significant majority of the purchased credit protection is transacted with central counterparties or banks outside of the disclosed countries. For credit protection purchased from central counterparties or banks in the disclosed countries, such credit risk is reflected in the gross and net exposure to each respective country.
Sovereign debt rating developments
From December 31, 2020 through December 31, 2021, the long-term sovereign debt ratings of the countries listed in the table changed as follows: Standard & Poor’s increased Greece’s rating from BB- to BB. Fitch increased Italy’s rating from BBB- to BBB. Moody’s increased Cyprus’ rating from BA2 to BA1 and increased Portugal’s rating from BAA3 to BAA2. These rating changes did not have a significant impact on the Group’s financial position, result of operations, liquidity or capital resources.

Selected European credit risk exposures
	Gross credit risk exposure	Risk mitigation			Net credit risk exposure	Inventory	[2]			Total credit risk exposure
December 31, 2021		CDS	Other	[1]				Net synthetic inventory	[3]	Gross	Net
Cyprus (EUR million)
Sovereign	0	0	0		0	3		0		3	3
Financial institutions	5	0	1		4	0		0		5	4
Corporates & other	1,170	0	1,022		148	0		0		1,170	148
Total	1,175	0	1,023		152	3		0		1,178	155
Greece
Sovereign	6	6	0		0	25		(1)		31	25
Financial institutions	85	0	84		1	7		0		92	8
Corporates & other	265	0	231		34	6		(7)		271	40
Total	356	6	315		35	38		(8)		394	73
Ireland
Sovereign	7,636	0	0		7,636	0		(8)		7,636	7,636
Financial institutions	1,487	0	85		1,402	71		(52)		1,558	1,473
Corporates & other	969	0	615		354	23		(43)		992	377
Total	10,092	0	700		9,392	94		(103)		10,186	9,486
Italy
Sovereign	330	57	35		238	67		44		397	305
Financial institutions	898	0	427		471	8		(90)		906	479
Corporates & other	3,100	0	2,595		505	134		20		3,234	639
Total	4,328	57	3,057		1,214	209		(26)		4,537	1,423
Malta
Financial institutions	188	0	16		172	0		0		188	172
Corporates & other	485	0	452		33	0		0		485	33
Total	673	0	468		205	0		0		673	205
Portugal
Financial institutions	217	0	133		84	38		0		255	122
Corporates & other	277	0	212		65	78		46		355	143
Total	494	0	345		149	116		46		610	265
Spain
Sovereign	823	0	0		823	0		(190)		823	823
Financial institutions	684	0	477		207	28		(38)		712	235
Corporates & other	2,275	15	1,607		653	71		(89)		2,346	724
Total	3,782	15	2,084		1,683	99		(317)		3,881	1,782
Total
Sovereign	8,795	63	35		8,697	95		(155)		8,890	8,792
Financial institutions	3,564	0	1,223		2,341	152		(180)		3,716	2,493
Corporates & other	8,541	15	6,734		1,792	312		(73)		8,853	2,104
Total	20,900	78	7,992		12,830	559		(408)		21,459	13,389
1 Includes other hedges (derivative instruments), guarantees, insurance and collateral.
2 Represents long inventory positions netted at issuer level.
3 Substantially all of which results from CDS; represents long positions net of short positions.

Russia credit risk exposure
The US, EU, UK, Switzerland and other countries across the world imposed severe sanctions against Russia’s financial system, government officials and business leaders following the Russian military attack on Ukraine in late February 2022. The disclosure of the Group’s credit risk exposure to Russia below is presented on the same basis as the “Selected European credit risk exposures” tabular disclosure above and is primarily comprised of corporate and institutional loans, trade finance activities and derivative exposures. The tabular disclosure does not include net assets held in our Russian subsidiaries that had a net asset value of approximately CHF 195 million as of December 31, 2021. As of March 7, 2022, we had minimal total credit exposures towards specifically sanctioned individuals managed by our Wealth Management division. We are monitoring settlement risks related to certain open transactions with Russian banks and non-bank counterparties or Russian underlyings as market closures, the imposition of exchange controls, sanctions or other factors may limit our ability to settle existing transactions or to realize collateral which may result in changes in our exposure. Our direct country credit risk exposures to Ukraine or to Belarus were not material as of December 31, 2021.
> Refer to “Sanctions risk in Russia” in Key risk developments for further information.
The basis for presentation of the country exposure is based on our internal risk domicile view, where credit exposures are assigned to countries based on an assessment performed by our Risk function. Internal risk domicile may therefore reflect an alternative view than the strictly legal domicile of a counterparty, for example a UK subsidiary of a Russian corporate would have a UK legal domicile, but may be assigned an internal risk domicile of Russia.
Russia credit risk exposures
	Gross credit risk exposure	Risk mitigation			Net credit risk exposure	Inventory	[2]			Total credit risk exposure
December 31, 2021		CDS	Other	[1]				Net synthetic inventory	[3]	Gross	Net
Russia (CHF million)
Sovereign	0	0	0		0	0		(76)		0	0
Financial institutions	624	0	98		526	10		(1)		634	536
Corporates & other	910	0	623		287	25		(38)		935	312
Total	1,534	0	721		813	35		(115)		1,569	848
1 Includes other hedges (derivative instruments), guarantees, insurance and collateral.
2 Represents long inventory positions netted at issuer level.
3 Substantially all of which results from CDS; represents long positions net of short positions.
Market risk
Traded market risk
Development of traded market risks
The tables entitled “Average one-day, 98% risk management VaR by division” and “One-day, 98% risk management VaR” show our traded market risk exposure, as measured by one-day, 98% risk management VaR in Swiss francs and US dollars. As we measure VaR for internal risk management purposes using the US dollar as the base currency, the VaR figures were translated into Swiss francs using daily foreign exchange translation rates. VaR estimates are computed separately for each risk type and for the whole portfolio. The different risk types are grouped into five categories including interest rate, credit spread, foreign exchange, commodity and equity risks.
Risk management VaR measures the Group’s traded market risk exposure managed under the market risk framework and generally includes the trading book positions and banking book positions held at fair value.
We regularly review our VaR model to ensure that it remains appropriate given evolving market conditions and the composition of our trading portfolio. In 2021, there were no material changes to our VaR methodology.

Average one-day, 98% risk management VaR by division
in	Swiss Universal Bank	International Wealth Management	Asia Pacific	Asset Management	Investment Bank	Corporate Center	Diversi- fication benefit	[1]	Credit Suisse
CHF million
2021	0	1	12	2	52	3	(15)		55
2020 [2]	9	3	19	5	64	5	(33)		72
USD million
2021	0	1	13	2	56	4	(16)		60
2020 [2]	10	3	20	5	68	5	(35)		76
Excludes risks associated with counterparty and own credit exposures. Risk management VaR measures the Group's risk exposure managed under the market risk framework and generally includes the trading book positions and banking book positions held at fair value.

1 Difference between the sum of the standalone VaR for each division and the VaR for the Group.
2 The restatement of divisional historical average risk management VaR under the new organization required certain additional assumptions, which will not be required for future periods.
One-day, 98% risk management VaR
in / end of	Interest rate	Credit spread	Foreign exchange	Commodity	Equity	Diversi- fication benefit	[1]	Total
CHF million
2021
Average	15	57	31	3	32	(83)		55
Minimum	10	37	20	2	24	–	[2]	44
Maximum	26	77	38	4	38	–	[2]	70
End of period	11	37	28	3	32	(66)		45
2020
Average	22	82	12	2	19	(65)		72
Minimum	10	27	3	1	10	–	[2]	28
Maximum	43	176	38	3	32	–	[2]	185
End of period	13	70	36	2	32	(93)		60
USD million
2021
Average	17	62	33	3	35	(90)		60
Minimum	11	40	22	2	27	–	[2]	48
Maximum	29	83	41	5	41	–	[2]	74
End of period	12	40	30	3	35	(71)		49
2020
Average	24	88	14	2	20	(72)		76
Minimum	11	28	3	1	10	–	[2]	29
Maximum	44	181	43	3	36	–	[2]	189
End of period	14	79	41	2	36	(104)		68
Excludes risks associated with counterparty and own credit exposures. Risk management VaR measures the Group's risk exposure managed under the market risk framework and generally includes the trading book positions and banking book positions held at fair value.

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
Average risk management VaR of USD 60 million in 2021 decreased 21% compared to 2020, primarily reflecting reduced securitized products risk in the Investment Bank. In addition, market volatility decreased significantly compared to the volatility observed in spring 2020 due to the onset of the COVID-19 pandemic. As a result, our VaR model, through the use of exponential weighting, placed more weight for 2021 on the more recent historical data which contributed to the reduction in risk management VaR.
On a standalone divisional level, the decrease in average risk management VaR of the Investment Bank reflected reduced securitized products risk. The decrease in average risk management VaR of Asset Management reflected the redemption of a hedge fund investment in the third quarter of 2021. The decrease in average risk management VaR of Swiss Universal Bank reflected a scope adjustment for accrual accounted positions in mid-2020.

The chart entitled “Daily risk management VaR” shows the aggregated traded market risk on a consolidated basis.
The histogram entitled “Actual daily trading revenues” compares the actual daily trading revenues for 2021 with those for 2020. Actual daily trading revenues is an internally used metric, limited to the trading book only, and excludes the cost of carry, credit provisions and internal revenue transfers. The cost of carry is the change in value of the portfolio from one day to the next, assuming all other factors such as market levels and trade population remain constant, and can be negative or positive. The dispersion of trading revenues indicates the day-to-day volatility in our trading activities. In 2021, we had six trading loss days compared to seven trading loss days in 2020.
For capital purposes and in line with BIS requirements, FINMA increases the capital multiplier for every regulatory VaR backtesting exception above four in the prior rolling 12-month period, resulting in an incremental market risk capital requirement for the Group. For the rolling 12-month period through the end of 2021, we had no backtesting exception in our regulatory VaR model, and the model remained in the regulatory “green zone”.
> Refer to “Risk-weighted assets” in Capital management for further information on the use of our regulatory VaR model in the calculation of trading book market risk capital requirements.
Credit, debit and funding valuation adjustments
VaR excludes the impact of changes in both counterparty and our own credit spreads on derivative products. As of December 31, 2021, the estimated sensitivity implies that a one basis point increase in credit spreads, both counterparty and our own, would have resulted in a CHF 1.0 million gain on the overall derivatives position in our trading businesses. In addition, a one basis point increase in our own credit spread on our fair valued structured notes portfolio (including the impact of hedges) would have resulted in a CHF 13.8 million gain as of December 31, 2021. As of December 31, 2021, the estimated FVA sensitivity implies that a one basis point increase in the fair value funding spread would have resulted in a CHF 0.3 million loss on the overall derivatives position in the investment banking businesses.
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
> Refer to credit-suisse.com/regulatorydisclosures for the Group’s publication “Pillar 3 and regulatory disclosures 4Q21 – Credit Suisse Group AG” which includes additional information on regulatory interest rate risk in the banking book in accordance with FINMA guidance.
As of December 31, 2021, the interest rate sensitivity of a one basis point parallel increase in yield curves was negative CHF 3.6 million, compared to negative CHF 5.3 million as of December 31, 2020. The change was mainly driven by a revised approach, implemented in connection with the IBOR transition work, to exclude commercial margins from cash flows in a low rates environment as well as our regular management of banking book and net interest income hedging activities, partially offset by the depreciation of the Swiss franc against the US dollar.
One basis point parallel increase in yield curves by currency – banking book positions
end of	CHF	USD	EUR	Other	Total
2021 (CHF million)
Impact on present value	(0.6)	(3.0)	0.2	(0.2)	(3.6)
2020 (CHF million)
Impact on present value	(2.0)	(3.4)	0.2	(0.1)	(5.3)

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
As of December 31, 2021, the most adverse economic impact from these scenarios (including additional tier 1 capital instruments) was a loss of CHF 555 million, compared to a loss of CHF 655 million as of December 31, 2020. The change was mainly driven by the revised approach to exclude commercial margins from cash flows in a low rates environment as well as our regular management of banking book and net interest income hedging activities, partially offset by the depreciation of the Swiss franc against the US dollar.
Interest rate scenario results – banking book positions
end of	CHF	USD	EUR	Other	Total – Pillar 3 view	[1]	Total – Internal view	[2]
2021 (CHF million)
Parallel up	(114)	(1,515)	38	(8)	(1,599)		(555)
Parallel down	176	1,788	(28)	79	2,015		834
Steepener shock [3]	(315)	18	(16)	2	(311)		(224)
Flattener shock [4]	304	(309)	26	26	47		190
Rise in short-term interest rates	192	(923)	32	27	(672)		(108)
Fall in short-term interest rates	(205)	1,065	(33)	50	877		264
2020 (CHF million)
Parallel up	(317)	(1,735)	56	41	(1,955)		(655)
Parallel down	393	2,064	(16)	144	2,585		1,286
Steepener shock [3]	(248)	(177)	(12)	9	(428)		(227)
Flattener shock [4]	202	(206)	21	73	90		178
Rise in short-term interest rates	39	(931)	30	107	(755)		(149)
Fall in short-term interest rates	(48)	1,036	(30)	117	1,075		469
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
Illiquid investments
The Group’s illiquid investment positions, which may not be strongly correlated with general equity markets, are measured using internal SFTQ scenario analysis. It is a key scenario used for Group-wide stress testing and risk appetite setting. It is a combination of market shocks and defaults that reflects conditions similar to what followed the 2008/2009 financial crisis. The SFTQ scenario assumes a severe crash across financial markets, along with sharply increasing default rates. The estimated impact of this scenario would have been a decrease of CHF 476 million in the value of the illiquid investment portfolio as of December 31, 2021.

Balance sheet and off-balance sheet
As of the end of 2021, total assets of CHF 755.8 billion decreased 8% and total liabilities of CHF 711.6 billion decreased 8% compared to the end of 2020, primarily reflecting lower operating activities, partially offset by a positive foreign exchange translation impact.
The majority of our transactions are recorded on our balance sheet. However, we also enter into transactions that give rise to both on and off-balance sheet exposure.
Balance sheet
Total assets were CHF 755.8 billion as of the end of 2021, a decrease of CHF 63.1 billion, or 8%, compared to the end of 2020. Excluding the foreign exchange translation impact, total assets decreased CHF 73.1 billion. Trading assets decreased CHF 46.2 billion, or 29%, primarily reflecting decreases in equity and debt securities and in derivative instruments. Brokerage receivables decreased CHF 19.3 billion, or 54%, mainly reflecting decreases in margin lending and open trades. Net loans were stable as decreases in commercial and industrial loans and loans to the real estate sector were offset by increases in loans to financial institutions, consumer mortgages and consumer finance loans and by the foreign exchange translation impact. Cash and due from banks increased CHF 25.7 billion, or 18%, mainly driven by higher cash positions at the ECB, the Fed and the Bank of Ireland, partially offset by lower cash positions at the SNB. Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions increased CHF 11.6 billion, or 13%, primarily due to an increase in reverse repurchase transactions from customers and banks, as well as the foreign exchange translation impact. All other assets decreased CHF 34.8 billion, or 34%, primarily including a decrease of CHF 35.8 billion, or 70%, in securities received as collateral.
Balance sheet summary
	end of			% change
	2021	2020	2019	21 / 20	20 / 19
Assets (CHF million)
Cash and due from banks	164,818	139,112	101,879	18	37
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions [1]	103,906	92,276	121,531	13	(24)
Trading assets	111,141	157,338	153,797	(29)	2
Net loans	291,686	291,908	296,779	0	(2)
Brokerage receivables	16,687	35,941	35,648	(54)	1
All other assets	67,595	102,390	92,195	(34)	11
Total assets	755,833	818,965	801,829	(8)	2
Liabilities and equity (CHF million)
Due to banks	18,965	16,423	16,744	15	(2)
Customer deposits	392,819	390,921	383,783	0	2
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions [1]	35,274	36,994	42,067	(5)	(12)
Trading liabilities	27,535	45,871	38,186	(40)	20
Long-term debt	166,896	161,087	152,005	4	6
Brokerage payables	13,060	21,653	25,683	(40)	(16)
All other liabilities	57,054	103,075	99,647	(45)	3
Total liabilities	711,603	776,024	758,115	(8)	2
Total shareholders' equity	43,954	42,677	43,644	3	(2)
Noncontrolling interests	276	264	70	5	277
Total equity	44,230	42,941	43,714	3	(2)
Total liabilities and equity	755,833	818,965	801,829	(8)	2
1
Prior periods have been revised. Refer to “Note 1 – Summary of significant accounting policies – Revisions of prior period financial statements” in VI – Consolidated financial statements – Credit Suisse Group for further information.

Total liabilities were CHF 711.6 billion as of the end of 2021, a decrease of CHF 64.4 billion, or 8%, compared to the end of 2020. Excluding the foreign exchange translation impact, total liabilities decreased CHF 75.9 billion. Trading liabilities decreased CHF 18.3 billion, or 40%, primarily reflecting decreases in short positions and derivative instruments. Brokerage payables decreased CHF 8.6 billion, or 40%, primarily due to a decrease in margin lending. Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions decreased CHF 1.7 billion, or 5%, mainly reflecting a decrease in cash collateral from customers. Customer deposits were stable as an increase in demand and time deposits and the foreign exchange translation impact were offset by decreases in certificates of deposits and savings deposits. Long-term debt increased CHF 5.8 billion, or 4%, primarily reflecting issuances of senior debt and the foreign exchange translation impact, partially offset by maturities of senior and subordinated debt. Due to banks increased CHF 2.5 billion, or 15%, primarily reflecting an increase in time deposits, partially offset by a decrease in demand deposits. All other liabilities decreased CHF 46.0 billion, or 45%, primarily including a decrease of CHF 35.8 billion, or 70%, in obligation to return securities received as collateral and a decrease of CHF 8.8 billion, or 28%, in other liabilities.
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
Contractual obligations and other commercial commitments
In connection with our operating activities, we enter into certain contractual obligations and commitments to fund certain assets. Our contractual obligations and commitments include short and long-term on-balance sheet obligations as well as future contractual interest payments and off-balance sheet obligations. Total obligations decreased CHF 18.6 billion in 2021 to CHF 645.4 billion, primarily reflecting decreases in trading liabilities of CHF 18.3 billion to CHF 27.5 billion, in brokerage payables of CHF 8.6 billion to CHF 13.1 billion and in short-term borrowings of CHF 1.5 billion to CHF 19.4 billion. The decreases were partially offset by increases in long-term debt of CHF 5.8 billion to CHF 166.9 billion, in due to banks of CHF 2.5 billion to CHF 19.0 billion and in customer deposits of CHF 1.9 billion to CHF 392.8 billion.
> Refer to “Note 24 – Leases”, “Note 26 – Long-term debt” and “Note 34 – Guarantees and commitments” in VI – Consolidated financial statements – Credit Suisse Group for further information.
Contractual obligations and other commercial commitments
	2021						2020
Payments due within	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total		Total
On- and off-balance sheet obligations (CHF million)
Due to banks	18,955	10	0	0	18,965		16,423
Customer deposits	391,057	1,268	111	383	392,819		390,921
Short-term borrowings	19,393	0	0	0	19,393		20,868
Long-term debt [1]	26,483	48,451	37,211	54,751	166,896	[2]	161,087	[2]
Contractual interest payments [3,4]	559	627	162	556	1,904	[5]	1,966
Trading liabilities	27,535	0	0	0	27,535		45,871
Brokerage payables	13,060	0	0	0	13,060		21,653
Operating lease obligations	374	632	548	1,450	3,004		3,241
Purchase obligations [3,6]	1,163	503	124	4	1,794		1,943
Total obligations [7]	498,579	51,491	38,156	57,144	645,370		663,973
1
Refer to "Debt issuances and redemptions" in Liquidity and funding management – Funding management and "Note 26 – Long-term debt" in VI – Consolidated financial statements – Credit Suisse Group for further information on long-term debt.

2 Includes non-recourse liabilities from consolidated VIEs of CHF 1,391 million and CHF 1,746 million as of December 31, 2021 and 2020, respectively.
3 These obligations are excluded from “Other commitments” in Note 34 – Guarantees and commitments in VI – Consolidated financial statements – Credit Suisse Group.
4
Includes interest payments on fixed rate long-term debt, fixed rate interest-bearing deposits (excluding demand deposits) and fixed rate short-term borrowings, which have not been effectively converted to variable rate on an individual instrument level through the use of swaps.

5
Due to the non-determinable nature of interest payments, the following notional amounts have been excluded from the table: variable rate long-term debt of CHF 69,610 million, variable rate short-term borrowings of CHF 15,645 million, variable rate interest-bearing deposits and demand deposits of CHF 181,581 million, fixed rate long-term debt and fixed rate interest-bearing deposits converted to variable rate on an individual instrument level through the use of swaps of CHF 84,635 million and CHF 55 million, respectively.

6 Purchase obligations include contractual obligations for certain professional services, occupancy, IT and other administrative expenses.
7
Excludes total accrued benefit liability for pension and other post-retirement benefit plans of CHF 344 million and CHF 401 million as of December 31, 2021 and 2020, respectively, recorded in other liabilities in the consolidated balance sheets, as the accrued liability does not represent expected liquidity needs. Refer to "Note 32 – Pension and other post-retirement benefits" in VI – Consolidated financial statements – Credit Suisse Group for further information on pension and other post-retirement benefits.

IV – Corporate Governance
Corporate Governance
Overview
Shareholders
Board of Directors
Executive Board
Audit
Additional information

Corporate Governance
2021 represented a challenging year. Since our last Annual General Meeting, we have announced changes to the Group’s corporate governance, a newly appointed Chairman in 2022, several changes in our leadership bodies and a new Group strategy and organizational structure.
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
Corporate Governance developments
The key corporate governance developments for the Group in 2021 and in early 2022 included:
Board of Directors
■ The appointment of a new Chairman of the Board of Directors (Chairman), Axel Lehmann, with effect from January 16, 2022, succeeding António Horta-Osório, who resigned from the Board of Directors (Board). Axel Lehmann will be proposed for election as Chairman at the upcoming Annual General Meeting (AGM) on April 29, 2022;
■ The election of the former Chairman, António Horta-Osório, as well as two new Board members, Clare Brady and Blythe Masters, at the 2021 AGM;
■ The election of two additional Board members, Juan Colombas and Axel Lehmann, at an Extraordinary General Meeting (EGM) on October 1, 2021, and the election of Juan Colombas to the Compensation Committee;
■ The Board’s appointment of Axel Lehmann as the Risk Committee Chair following the EGM. Since his appointment as Chairman, Axel Lehmann has served as the ad interim Risk Committee Chair and will continue to do so until the 2022 AGM. The search for a new Risk Committee Chair is underway and the proposed candidate will be announced in conjunction with the publication of the AGM invitation;
■ Urs Rohner, who served as Chairman from 2011 until 2021, as well as John Tiner, Andreas Gottschling and Joaquin J. Ribeiro, did not stand for re-election at the 2021 AGM; and
■ The announcement of new Board of Directors leadership appointments to enhance governance of subsidiary boards.
Executive Board
■ The appointments by the Board of a number of new Executive Board members throughout 2021, including Ulrich Körner as CEO of Asset Management, effective April 1, 2021; Joachim Oechslin as ad interim Chief Risk Officer (CRO), effective April 6, 2021; Christian Meissner as CEO of the Investment Bank, effective May 1, 2021; Rafael Lopez Lorenzo as Chief Compliance Officer (CCO), effective October 1, 2021, succeeding Thomas Grotzer, effective April 6, 2021, who had taken on the role as CCO ad interim and without being a member of the Executive Board; David Wildermuth as CRO, effective January 1, 2022; Joanne Hannaford as Chief Technology & Operations Officer, effective January 1, 2022; and Christine Graeff as Global Head of Human Resources, effective February 1, 2022;
■ Further Executive Board member appointments in connection with the Group strategy announcement and new organizational structure, namely Francesco De Ferrari as CEO of the Wealth Management division and ad interim CEO of the Europe, Middle East and Africa (EMEA) region, Christian Meissner as CEO of the Investment Bank division and CEO of the Americas region, André Helfenstein as CEO of the Swiss Bank division and CEO of the Switzerland region, Ulrich Körner as CEO of the Asset Management division and Helman Sitohang as CEO of the Asia Pacific region, all effective January 1, 2022;
■ The departure of Lara Warner, at the time Chief Risk and Compliance Officer, effective April 6, 2021;
■ The departure of Brian Chin, at the time CEO of the Investment Bank, effective April 30, 2021, following the significant Archegos Capital Management (Archegos) matter; and
■ Further Executive Board changes included James Walker, former Chief Operations Officer, who stepped down from the Executive Board at the end of 2021 and has since been appointed ad interim CEO of Credit Suisse Holdings (USA), Inc., effective January 1, 2022, the retirement of Antoinette Poschung at the end of January 2022, as well as the announcement in December 2021 that Lydie Hudson, who at the time was the CEO of the former Sustainability, Research & Investment Solutions (SRI) function, would be stepping down from the Executive Board as of December 31, 2021.
Organizational structure
■ The decision of the Board in March 2021, subsequent to the suspension and termination of the supply chain finance funds (SCFF), to separate the Asset Management business from the former International Wealth Management division and manage this as a new separate division of the Group and to separate out the formerly combined Risk and Compliance functions;
■ The introduction of a new organizational structure, following the comprehensive assessment of the Group’s strategy by the Board during 2021: effective January 1, 2022, the Group is organized into four divisions – Wealth Management, the Investment Bank, the Swiss Bank and Asset Management – and four geographic regions – Switzerland, EMEA, Asia Pacific and Americas; and

■ The decision to reintegrate parts of the SRI organization into the global business divisions, as a consequence of the new organizational structure.
Annual General Meeting
■ The decision by the Board to adjust or withdraw certain proposals to the 2021 AGM in consideration of the Archegos and/or SCFF matters, including an adjusted proposal for the previously announced dividend and withdrawal of the proposals for Executive Board short- and long-term variable incentive compensation, and the discharge of the members of the Board and the Executive Board for the 2020 financial year.
Regulatory developments
We regularly monitor developments in corporate governance guidelines, regulations and best practice standards in all jurisdictions relevant to our business operations. As part of the amendments to the Swiss corporate law set out under the Swiss Code of Obligations, the law stipulates “comply or explain” disclosure obligations on gender diversity for representation of each gender on the board of directors and executive board of listed companies of at least 30% and 20%, respectively, effective as of January 1, 2021 with ongoing transitional periods before the obligations will begin to apply. Credit Suisse already meets the upcoming gender requirements for our Board as of December 31, 2021 but this is not yet the case for our Executive Board. On January 1, 2022, the Swiss Parliament’s counterproposal to the rejected Swiss Responsible Business Initiative entered into force by way of an amendment to the Swiss Code of Obligations and the enactment of a corresponding implementing ordinance. It is based on corresponding EU rules and requires companies of public interest to report annually on certain non-financial matters, including the impact the company’s activity has on environmental, social and governance (ESG) matters and provides additional due diligence obligations regarding minerals and metals from conflict areas and child labor. The first reports on non-financial matters are due for, and due diligence obligations will enter into force as per, the 2023 financial year; the first shareholder vote on such report is expected to take place at the 2024 AGM.
Governance of crisis management
The Group has a crisis management framework and robust governance processes in place to enable the effective management of crises. The crisis management framework includes the implementation of global and regional Crisis Assessment Teams (CAT) and Crisis Management Teams (CMT), consisting of representatives from senior management and specialist functions from across the firm. The Global CAT assesses the impact of a specific crisis event to the firm on a global level and provides recommendations for final decisions to the Global CMT, whose members include all members of the Executive Board. In the case of a specific crisis event, firm-wide business continuity management response measures are triggered and overseen by the Executive Board. At the Board level, oversight of business continuity management is within the responsibility of the Risk Committee. In any given crisis event, the Board may delegate certain responsibilities to a sub-committee of its members that is authorized to take actions that exceed the mandate of the Executive Board, in particular when decisions are needed in too short a time frame to convene the full Board. Such a crisis could include, for example, a sovereign crisis, large single name default, cyber or other operational incident and global macroeconomic or market event or public health crisis, such as the COVID-19 pandemic. Once the crisis management process is invoked, multiple response measures are triggered, including Group crisis specific risk reporting, if necessary, and other potential steps, such as notification of regulators.
In February 2020, in response to the COVID-19 pandemic in countries and regions in which the Group operates, the Executive Board invoked our crisis management process, which remained in place throughout 2021. Invoking the crisis management process meant that various response measures were put in place, including travel restrictions, quarantine protocols, guidelines for client meetings, employee gatherings and working from home and certain changes to the daily operations of critical processes, in order to ensure continuity of our business operations and to protect the health and safety of our employees. The crisis management process and related measures were continuously monitored and adapted throughout 2021 and early 2022, in light of changing circumstances, with continued Executive Board engagement. While specific crisis reporting was also developed during the initial phase of the pandemic, with frequent updates provided to regulators and the Board, reporting to the Board throughout 2021 and early 2022 became integrated into the Board’s normal meeting cycle, with an update on COVID-19 provided as part of the CEO’s regular reporting to the Board. Updates include information such as employee infection rates, the percentage of staff working from home in different locations, and any interruptions to operations or other incidents.
In March 2021, the Board approved the activation of the tactical crisis committee as a sub-committee of the Board, consisting of the Chairman and the Chairs of the Audit Committee, Risk Committee and Conduct and Financial Crime Control Committee, for the purposes of exercising close oversight and timely decision making in connection with the SCFF matter. The tactical crisis committee had originally been established in the early phase of the COVID-19 pandemic to monitor capital and liquidity developments in a period of extreme market volatility. The remit of the tactical crisis committee was expanded at the end of March 2021 to include oversight of the issues around the failure of Archegos to meet its margin commitments, which resulted in significant losses in the Investment Bank. To identify the underlying issues that led to the problems surrounding the SCFF and Archegos matters and recommend remediation measures, the Board commissioned two independent external investigations. The investigation into the Archegos matter was concluded in July 2021, and the full report of findings prepared by the external law firm Paul, Weiss, Rifkind, Wharton & Garrison LLP and its expert advisors was published on our website. The report for the SCFF matter has also been completed, the findings have been made available to the Board and the report was shared with the Swiss Financial Market Supervisory Authority FINMA (FINMA). In light of the ongoing recovery process and the legal complexities of the matter, there is no intention by the Board to publish the report. Following the election of Antonio Horta-Osório as Chairman at the 2021 AGM, the tactical crisis committee was further expanded to oversee a comprehensive Group-wide risk review initiated by the then Chairman and in line with the expectations of FINMA. The tactical crisis committee met frequently throughout 2021, initially on a weekly basis and later bi-weekly. In addition to the committee members, meetings were usually attended by the CEO, CCO, CFO, CRO and the General Counsel, as well as an external legal advisor. The comprehensive Group-wide risk review was concluded prior to year-end, and the results were reported to FINMA. In early 2022, the Board determined that the tactical crisis committee had served its purpose and retired the committee, after determining how to implement continued oversight, with the topics and initiatives that require ongoing monitoring shifted to the relevant governance bodies at the Executive Board and/or Board level.
In February 2022, the Executive Board invoked the crisis management process due to the escalating military conflict between Russia and Ukraine. Key priorities in this respect include taking measures to protect the safety and security of impacted staff, assessing and implementing the different sanctions and close monitoring of potential business interruptions and increased cyber threats.
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

Corporate Governance Framework as of January 1, 2022

Shareholders
Board of Directors
Governance and Nominations Committee
Compensation Committee
Risk Committee
Digital Transformation and Technology Committee
Conduct and Financial Crime Control Committee
Audit Committee
Sustainability Advisory Committee[1]
Executive Board
Group Capital Allocation and Liability Management Committee
CS AG Parent Capital Allocation, Liability and Risk Management Committee
Executive Board Risk Management Committee
Valuation Risk Management Committee
Group Conduct Board
Divisions[2]
Wealth Management
Investment Bank
Swiss Bank
Asset Management
Regions
Switzerland
EMEA
Asia Pacific
Americas
Corporate Functions[3]
Chief Financial Officer
Chief Risk Officer
General Counsel
Chief Compliance Officer
Chief Technology and Operations Officer
Human Resources
Subsidiaries and Branches
Internal Audit
External Audit

1 Interdisciplinary advisory body formed by the Board of Directors, which consists of members of the Board of Directors and senior management.
2 Until December 31, 2021, the divisional structure consisted of five reporting segments, Swiss Universal Bank, International Wealth Management, Asia Pacific, Asset Management and the Investment Bank, and the Corporate Center.
3 Until December 31, 2021, the Corporate Functions consisted of the Chief Operating Officer, the Chief Financial Officer, General Counsel, Sustainability, Research & Investment Solutions (SRI), the Chief Risk Officer, the Chief Compliance Officer and Human Resources.

The Group is engaged in the banking business and starting from January 1, 2022, was reorganized into four divisions – Wealth Management, the Investment Bank, the Swiss Bank and Asset Management – and four geographic regions – Switzerland, EMEA, Asia Pacific and Americas – reinforcing the integrated model with global businesses and regional client and regulatory accountability. The global divisions are complemented by these regions to drive cross-divisional collaboration and strengthen legal entity management oversight and regulatory relationships at a regionally aligned level. The Group’s banking business is carried out through its legal entities, which are operational in various jurisdictions and subject to the governance rules and supervision of the regulators in those jurisdictions. The Group has identified certain major subsidiary companies, which, in aggregate, account for a significant proportion of the Group’s business operations.
These major subsidiaries, which are all subsidiaries of Credit Suisse AG, are: Credit Suisse (Schweiz) AG, Credit Suisse Holdings (USA) Inc., and Credit Suisse International. Certain business activities of Credit Suisse Securities (Europe) Ltd., which has been reported as a major subsidiary in prior years, have been integrated into Credit Suisse International, such that Credit Suisse Securities (Europe) Ltd. is no longer defined as a major subsidiary within the Group. This is consistent with UK regulatory considerations for material legal entities in the UK and also is in line with our objective to streamline and optimize our legal entity structure in the context of the Group’s legal entity strategy. Corporate governance at these major subsidiaries is closely aligned with the Group’s corporate governance, and in accordance with Swiss banking law, the major subsidiaries are subject to consolidated supervision at the level of the Group and the Bank.
In July 2020, as part of the EU entity strategy and with a focus on strengthening our market offering in the EU, an application for authorization as a credit institution was filed with the Bank of Spain to convert the existing broker-dealer entity, Credit Suisse Securities, Sociedad de Valores, S.A., into a fully licensed banking entity, Credit Suisse Bank (Europe) SA. The credit institution application was approved and the conversion for Credit Suisse Bank (Europe) SA was completed on August 1, 2021. The new bank is able to provide the full suite of investment banking business EU-wide, including capital markets advice, loan origination, arranging, underwriting, distribution and securities and derivatives sales, trading and execution services and remains our main legal entity through which we conduct investment banking business in the EU. Furthermore, in connection with the Group’s new strategy announced on November 4, 2021, we are reinforcing our Luxembourg legal entity as part of wealth management growth plans. The global legal entity simplification program is also defining a strategy to optimize the legal entity structure across other regions, including expediting the closure of redundant entities. Over the medium term, the Group anticipates simplification of the global legal entity structure, in line with the new business strategy, which should help to drive financial efficiency.
> Refer to “Strategy” in I– Information on the company for further information.
The Group’s corporate governance framework is depicted in the chart above. The duties and responsibilities of the governing bodies are described in further detail in the sections below.
Corporate governance policies
The Group’s corporate governance policies and procedures, adopted by the Board, are defined in a series of documents, including the following, which are available on our website at credit-suisse.com/governance:
Articles of Association (AoA)
■ Defines the purpose of the business, the capital structure and the basic organizational framework.
■ The AoA of Credit Suisse Group AG (Group) are dated June 21, 2021, and the AoA of Credit Suisse AG (Bank) are dated September 4, 2014.
credit-suisse.com/articles
Code of Conduct
■ Defines the Group’s purpose, cultural values and behaviors that members of the Board and all employees are required to follow, including adherence to all relevant laws, regulations and policies, in order to maintain and strengthen our reputation for integrity, fair dealing and measured risk taking.
■ The Credit Suisse Code of Conduct is available in four languages.
credit-suisse.com/code
Organizational Guidelines and Regulations (OGR)
■ Defines the organizational structure of the Group and the responsibilities and sphere of authority of the Board, its committees and the various senior management bodies within the Group, as well as the relevant reporting procedures.
credit-suisse.com/ogr
Board charter
■ Outlines the organization and responsibilities of the Board.
credit-suisse.com/boardcharter
Board committee charters
■ Defines the organization and responsibilities of the committees.
credit-suisse.com/committeecharter
Compensation policy
■ Provides a foundation for the development of sound compensation plans and practices.
■ The Compensation policy is updated on an annual basis.
credit-suisse.com/compensationpolicy
The summaries herein of the material provisions of our AoA and the Swiss Code of Obligations do not purport to be complete and are qualified in their entirety by reference to the AoA and the Swiss Code of Obligations.

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
Purpose and values
At Credit Suisse, we believe that we have an important role to play in society and in supporting our communities. As a bank, we provide capital, manage and protect wealth, participate in markets and facilitate infrastructure development. This allows us to contribute to sustainable economic growth. In this context, we have created a Credit Suisse purpose statement. The purpose statement was developed by a diverse team of senior talents, involved the participation of over 500 Credit Suisse employees and was approved by the Executive Board and the Board. The purpose statement is an integral part of the Group’s Code of Conduct. The document “The Credit Suisse Code of Conduct: Our Purpose and Values” reflects our purpose statement and emphasizes our six cultural values of inclusion, meritocracy, partnership, accountability, client focus and trust (IMPACT) and the underlying behaviors that we expect all of our employees and members of the Board to observe. The revised Code of Conduct reinforces our commitment to complying with all applicable laws, regulations and policies in order to safeguard our reputation for integrity, fair dealing and measured risk-taking and includes clear guidelines for the escalation of concerns by employees, including concerns regarding the CEO, members of the Executive Board and senior financial officers. The purpose and values framework is shown in the illustration below.
> Refer to credit-suisse.com/code for our Code of Conduct.
Sustainability and Environmental Social and Governance (ESG) considerations
For Credit Suisse, sustainability is about creating sustainable value for clients, shareholders, employees and other stakeholders. We strive to comply with the cultural values set out in our Code of Conduct in every aspect of our work, including in our relationships with diverse stakeholders. We do so based on a broad understanding of our duties as a financial services provider and employer and as an integral part of the economy, society and the environment. Our approach to sustainability is broad and considers the products and services we provide within the context of our purpose and their impact on people and our planet, which we believe is essential for our long-term success. Our ambition is to integrate sustainability in how we work with clients and across our operations, including the launch of new, innovative ESG products, services and advisory capabilities for clients, as well as taking action with and aiding clients in industries impacted most by climate change with their transition plans.
During 2021, the Group undertook a wide range of activities that reflect its commitment to the sustainability approach described above and made a number of important achievements toward further embedding ESG considerations in many aspects of our business endeavors. Our sustainability strategy, examples of our key achievements, our adopted disclosure standards and certain ESG ratings considerations for 2021 are summarized below.

Sustainability strategy
■ Deliver sustainable solutions: provide sustainable investment solutions at the core of our offering to clients
■ Enable client transitions: aim to provide at least CHF 300 billion of sustainable finance by 2030
■ Engage with thought leadership: help address important social issues through collaboration within ESG ecosystem, providing platforms for stakeholder engagement, and thought leadership
■ Drive our own transition: commitment to Science Based Targets initiative, alignment to the Paris Agreement and repositioning our portfolio for the transition. Enhanced sustainability reporting with best practice standards
■ Adapt our culture & engagement: reflect sustainability across the Credit Suisse franchise with a focus on Diversity & Inclusion
Key achievements (examples)
■ Successfully executed an inaugural Sustainability Week; continued to drive client engagement via the 5th Global Women’s Financial Forum and further drove ESG thought leadership and key publications (e.g., CS Gender 3000, ROE of a Tree and Treeprint)
■ Continued to progress on our 2050 net zero emissions commitment by developing reduction pathways for the highest carbon-emitting sector exposures and expanding efforts to align our financing activities with the Paris Agreement global warming limit of 1.5° C.
■ Launched the Credit Suisse Sustainable Activities Framework, which governs our progress towards our goal of providing at least CHF 300 billion of sustainable finance by 2030. Transactions executed during 2020 and 2021 that were reviewed and approved as qualifying for inclusion towards this sustainable finance goal amount to CHF 60 billion in aggregate as of January 26, 2022
■ Broadened ESG product shelf and fund offering and launched distinctive products with our strategic partners and expanded ESG advisory capabilities
■ Continued volunteering efforts by Credit Suisse employees around the world to help charitable causes, levering their skills and expertise for the benefit of local communities – with volunteering assignments shifting to virtual settings where possible
■ Further strengthened our diversity and inclusion framework and progressed towards our representation targets for women globally and Black Talent in the US and UK
Adopted disclosure standards
■ Continued our efforts to improve disclosure and drive standard setting, after moving to align our reporting to the recommendations of the Sustainable Accounting Standards Board (SASB, now maintained by the Value Reporting Foundation) and the Task Force on Climate-related Financial Disclosures
■ Reported on core Stakeholder Capitalism Metrics recommended by the World Economic Forum
■ Joined a number of industry associations, including the Net Zero Banking Alliance, which is working towards common standards on how to measure, report and set goals for carbon reduction
ESG ratings
■ Credit Suisse is assessed by a number of ESG ratings providers such as S&P Global (Corporate Sustainability Assessment), Sustainalytics, MSCI and CDP, and we continue to be included in the FTSE4Good Index Series
■ Since its launch in February 2021, Credit Suisse is also included in the SIX SPI ESG Index
The Group’s Sustainability Report is available on our website at credit-suisse.com/sustainabilityreport.
Sustainability Governance
Sustainability remains a core component of our strategy. With this in mind, our organizational structure is designed to ensure that ESG standards are embedded across regions and divisions in our client-based solutions as well as in our own operations as a company.
Following the announcement of the broader reorganization of the Group in 2021, we have also reorganized our sustainability function. We have appointed a new Chief Sustainability Officer, reporting directly to our CEO, effective April 1, 2022. The Chief Sustainability Officer leads the Sustainability function. The Sustainability function supports the creation of a cohesive and dedicated sustainability offering across the bank. Our Chief Sustainability Officer is responsible for the implementation of our sustainability strategy, which spans delivering sustainable solutions, enabling client transitions, engaging with thought leadership, driving our own transition and adapting our culture and engagement.
The governance of sustainability is exercised through the established governance bodies of the Group, as well as a number of specially focused boards and committees. The chart below illustrates the main corporate bodies at Board, Executive Board and senior management levels that aim to maintain a robust sustainability governance at Credit Suisse, which are described in further detail in the Credit Suisse Sustainability Report 2021.

Sustainability Governance Framework

Board of Directors
Board of Directors
Approves and monitors the sustainability strategy
Risk Committee
Oversees and reviews the Group's risk management function in the context of sustainability
Audit Committee
Oversees and reviews Group ESG disclosures
Compensation Committee
Determines compensation incentives in the context of sustainability
Conduct and Financial Crime Control Committee
Oversees the Group's exposure to financial crime risk in the context of sustainability
Sustainability Advisory Committee
Assists the Board, in an advisory capacity, in fulfilling its oversight duties with respect to the Group's sustainability strategy, objectives and program effectiveness
Executive Board
Executive Board
Responsible for the day-to-day operational management while reviewing and coordinating significant initiatives, projects and business developments in the field of sustainability
Executive Board Risk Management Committee
Oversight function with respect to market, credit, reputational and sustainability risk-related matters
ESG Disclosure & Reporting Steering Committee
Provides oversight and approval for Group ESG disclosures
Purpose Values and Culture Council
Oversees the implementation and embedding of the culture across the Group
Group Conduct Board
Oversees how conduct matters are handled and ensures consistency and the alignment of practices across the Group
Management
Climate Risk Strategy Steering Committee
Global Client Risk Committee
Divisional Client Risk Committees
Sustainability (Climate) Risk Executive Leadership Committee
Sustainability Leadership Committee
Senior representatives from each division and control function meet to drive and execute the sustainability strategy
Divisional Conduct Boards
Functional Conduct Board
Regional Conduct Boards

Employee relations
As of December 31, 2021, we had 50,110 employees worldwide, of which 16,370 were in Switzerland and 33,740 were abroad. Our corporate titles include managing director, director, vice president, assistant vice president and non-officer staff. The majority of our employees do not belong to unions. We have not experienced any significant strikes, work stoppages or labor disputes in recent years. We consider our relations with our employees to be good.
> Refer to “Credit Suisse” in II – Operating and financial review for further information on our responsibility as an employer.

Shareholders
Capital structure
Our total issued share capital as of December 31, 2021 was CHF 106,029,909 divided into 2,650,747,720 shares, with a nominal value of CHF 0.04 per share. In the second quarter of 2021, the Group issued in total 203,000,000 new shares under the two series of mandatory convertible notes (MCNs). On December 30, 2021, the Group completed its 2021 share buyback program (Share Repurchase Program) which commenced on January 12, 2021 and was suspended in the first quarter of 2021. Under the Share Repurchase Program, Credit Suisse has repurchased 25,087,000 of its shares on a second trading line on the SIX Swiss Exchange for a total of CHF 305,193,092 at an average purchase price per share of CHF 12.165. Shares repurchased in 2021 are expected to be cancelled by means of a capital reduction at the next AGM.
> Refer to “Share purchases” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management for further information.
> Refer to “Note 16 – Share capital, conditional, conversion and authorized capital” in VII – Parent company financial statements – Credit Suisse Group and our AoA (Articles 26, 26c and 27) for information on changes to our capital structure during the year. Refer to credit-suisse.com/annualreporting for prior year annual reports.
Shareholder information
Shareholder base
We have a broad shareholder base, with the majority of shares owned directly or indirectly by institutional investors outside Switzerland. As of December 31, 2021, 103,360 shareholders were registered in our share register with 1,548,561,364 shares, representing 58% of the total shares issued. The remaining 42% of shares are not registered in our share register. As of December 31, 2021, 139,053,328 or 5.25%, of the issued shares were in the form of ADS. The information provided in the following tables reflects the distribution of Group shares as registered in our share register as of December 31, 2021.
Distribution of Group shares
end of	2021				2020
	Number of shareholders	%	Number of shares	%	Number of shareholders	%	Number of shares	%
Distribution of Group shares
Private investors	100,799	98	252,207,277	10	98,878	97	204,295,564	8
of which Switzerland	89,777	87	208,642,607	8	88,291	87	169,789,350	7
of which foreign	11,022	11	43,564,670	2	10,587	10	34,506,214	1
Institutional investors	2,561	2	1,296,354,087	49	2,682	3	1,187,505,487	49
of which Switzerland	2,225	2	287,213,758	11	2,288	2	277,697,525	11
of which foreign [1]	336	0	1,009,140,329	38	394	0	909,807,962	37
Shares registered in share register	103,360	100	1,548,561,364	58	101,560	100	1,391,801,051	57
of which Switzerland	92,002	89	495,856,365	19	90,579	89	447,486,875	18
of which Europe	9,457	9	525,277,642	20	9,199	9	541,030,285	22
of which US 1	167	0	505,114,571	19	163	0	372,501,718	15
of which other	1,734	2	22,312,786	1	1,619	2	30,782,173	1
Shares not registered in share register	–	–	1,102,186,356	42	–	–	1,055,946,669	43
Total shares issued	–	–	2,650,747,720	100	–	–	2,447,747,720	100
1 Includes shares issued in the form of ADS.

Distribution of institutional investors in share register by industry
end of	2021				2020
	Number of shareholders	%	Number of shares	%	Number of shareholders	%	Number of shares	%
Institutional investors by industry
Banks	13	1	550,416	0	21	1	3,287,145	0
Insurance companies	75	3	31,254,620	2	79	3	32,750,238	3
Pension funds	285	11	49,588,692	4	326	12	53,767,056	5
Investment trusts	292	11	220,284,468	17	335	12	195,455,111	16
Other trusts	352	14	7,001,850	1	403	15	8,278,171	1
Governmental institutions	28	1	764,832	0	28	1	729,057	0
Other [1]	1,417	55	135,429,360	10	1,393	52	136,821,433	12
Direct entries	2,462	96	444,874,238	34	2,585	96	431,088,211	36
Fiduciary holdings	99	4	851,479,849	66	97	4	756,417,276	64
Total institutional investors	2,561	100	1,296,354,087	100	2,682	100	1,187,505,487	100
Rounding differences may occur.
1 Includes various other institutional investors for which a breakdown by industry type was not available.
Through the use of an external global market intelligence firm, we regularly gather additional information on the composition of our shareholder base, including information on shares that are not registered in our share register. According to this data, our shareholder base as of December 31, 2021 comprised 86% institutional investors, with just over half of such investors located in North America. The distribution of Group shareholdings by investor type and region is shown as follows:
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
The Group also holds positions in its own shares, including shares acquired through the Share Repurchase Program described above, which are subject to the same disclosure requirements as significant external shareholders. These positions fluctuate and, in addition to the activities from the Share Repurchase Program, primarily reflect activities related to market making, facilitating client orders and satisfying the obligations under our employee compensation plans. Shares held by the Group have no voting rights. As of December 31, 2021, our holdings amounted to 3.41% purchase positions (3.14% registered shares and 0.27% share acquisition rights) and 4.91% sales positions (disposal rights), mainly related to the Group’s outstanding tier 1 capital instruments, which would be converted into Group ordinary shares upon the occurrence of certain specified triggering events.
> Refer to “Share purchases” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management for further information.
Cross shareholdings
The Group has no cross shareholdings in excess of 5% of capital or voting rights with any other company.

Significant shareholders
	Group publication of notification		Number of shares (million)	Approximate shareholding %	[1]	Purchase rights %	[2]
December 31, 2021 or the most recent notification date
Qatar Investment Authority (registered entity – Qatar Holding LLC)	November 17, 2021		133.2	5.03		–
The Olayan Group (registered entity – Competrol Establishment)	December 12, 2018		126.0	4.93		0.07	[3]
Dodge & Cox	September 19, 2020	[4]	122.2	4.99		–
BlackRock Inc.	January 26, 2022		109.0	4.11		0.95	[5]
Harris Associates L.P.	November 9, 2013	[6]	81.5	5.17		–
Silchester International Investors LLP	December 7, 2018		77.4	3.03		–
December 31, 2020 or the most recent notification date
Qatar Investment Authority (registered entity – Qatar Holding LLC)	September 6, 2018		133.2	5.21		0.39
Norges Bank	February 15, 2018		127.4	4.98		–
The Olayan Group (registered entity – Competrol Establishment)	December 12, 2018		126.0	4.93		0.07
Dodge & Cox	September 19, 2020		122.2	4.99		–
BlackRock Inc.	March 16, 2021		100.5	4.11		0.93
Harris Associates L.P.	November 9, 2013		81.5	5.17		–
Silchester International Investors LLP	December 7, 2018		77.4	3.03		–
December 31, 2019 or the most recent notification date
Qatar Investment Authority (registered entity – Qatar Holding LLC)	September 6, 2018		133.2	5.21		0.39
Norges Bank	February 15, 2018		127.4	4.98		–
The Olayan Group (registered entity – Competrol Establishment)	December 12, 2018		126.0	4.93		0.07
BlackRock Inc.	September 2, 2017		86.9	4.17		–
Harris Associates L.P.	November 9, 2013		81.5	5.17		–
Dodge & Cox	December 28, 2018		78.2	3.06		–
Silchester International Investors LLP	December 7, 2018		77.4	3.03		–
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
3 The 0.07% purchase rights relate to put options and perpetual tier 1 contingent convertible capital notes.
4 This position includes the reportable position of Dodge & Cox International Stock Fund (3.09% shares), as published by SIX Swiss Exchange on February 5, 2019.
5 Total purchase positions disclosed were 5.06%.
6 This position includes the reportable position of Harris Associates Investment Trust (4.97% shares), as published by the SIX Swiss Exchange on August 1, 2018.
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
Shares only qualify for voting at an AGM if they are registered in the share register with voting rights in accordance with the registration deadline as set out in the invitation to the AGM.
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
Virtual meetings during the COVID-19 pandemic
Due to the ongoing COVID-19 pandemic, and pursuant to the Federal Council’s related COVID-19 ordinance, the 2021 AGM and EGM were held without the personal attendance of shareholders. Shareholders were represented at the 2021 AGM and EGM exclusively by the independent proxy. The 2022 AGM is also planned to be held without the personal attendance of shareholders.
Quorum requirements
The AGM may, in principle, pass resolutions without regard to the number of shareholders present at the meeting or represented by proxy, except as discussed below. Resolutions and elections generally require the approval of a majority of the votes represented at the meeting, except as otherwise provided by mandatory provisions of law or by the AoA.
Shareholders’ resolutions that require a vote
A majority of the votes represented
■ amendments to the AoA, unless a supermajority is required;
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
At least two-thirds of the votes represented
■ change of the purpose of the company;
■ creation of shares with increased voting powers;
■ implementation of transfer restrictions on shares;
■ increase in conditional and authorized capital;
■ increase in capital by way of conversion of capital surplus or by contribution in kind;
■ restriction or suspension of pre-emptive subscription rights;
■ change of location of the principal office; and
■ dissolution of the company without liquidation.
At least half of the total share capital and approval by a least three-quarters of the votes represented
■ conversion of registered shares into bearer shares;
■ amendments to the AoA relating to registration and voting rights of nominee holders; and
■ dissolution of the company.
A quorum of at least half of the total share capital and the approval of at least seven-eighths of the votes cast is required for amendments to provisions of the AoA relating to voting rights.
Say-on-Pay
In accordance with the Swiss Code of Best Practice for Corporate Governance, the Group will submit the compensation report (contained in the Compensation section of the 2021 Annual Report) for a consultative, non-binding vote by shareholders at the 2022 AGM. In accordance with the Compensation Ordinance, the Group will submit the following Board and Executive Board compensation recommendations for binding votes by shareholders at the 2022 AGM:
■ For the Board: a maximum amount of compensation for the Board for the period from the 2022 AGM to the 2023 AGM;
■ For the Executive Board: a maximum amount of fixed compensation for the Executive Board for the period from the 2022 AGM to the 2023 AGM;

■ For the Executive Board: an aggregate amount of variable compensation comprising the variable short-term incentive (STI) compensation for Executive Board members for the 2021 financial year; and
■ For the Executive Board: an amount of compensation comprising share-based replacement awards for newly recruited Executive Board members who have joined after the 2021 AGM.
> Refer to “V – Compensation” for further information on the Say-on-Pay vote.
Discharge of the acts of the Board and the Executive Board
According to Swiss law, the AGM has the power to discharge the actions of the members of the Board and the Executive Board. The 2021 AGM did not grant discharge to the members of the Board and the Executive Board for the 2020 financial year due to the Board’s withdrawal of its proposal on discharge of the members of the Board and the Executive Board in early April 2021 as a result of significant developments in consideration of the Archegos and SCFF matters.
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

Board of Directors
General information
Membership and qualifications
The AoA (Chapter IV, Section 2, The Board of Directors, Art. 15.1 of the Group’s AoA and Chapter III, Section 6. Board of Directors, Art. 6.1 of the Bank’s AoA) provide that the Board shall consist of a minimum of seven members. The Board currently consists of 13 members. We believe that the size of the Board must be such that the committees can be staffed with qualified members. At the same time, the Board must be small enough to ensure an effective and rapid decision-making process. Board members are elected at the AGM by our shareholders individually for a period of one year and are eligible for re-election. In exceptional cases, Board members are elected at an EGM for a period from their election until the next AGM. Shareholders will also elect a member of the Board as the Chairman and each of the members of the Compensation Committee for a period of one year. One year of office is understood to be the period of time from one AGM to the close of the next AGM. Members of the Board shall generally retire after having served on the Board for 12 years. Under certain circumstances, the Board may extend the limit of terms of office for a particular Board member for a maximum of three additional years.
An overview of the Board and the committee membership is shown in the following table. The composition of the Boards of the Group and the Bank is identical.
Board composition and succession planning
The Governance and Nominations Committee regularly considers the composition of the Board as a whole and in light of staffing requirements for the committees. The Governance and Nominations Committee recruits and evaluates candidates for Board membership based on criteria as set forth by the OGR (Chapter II Board of Directors, Item 8.2.3). The Governance and Nominations Committee may also retain outside consultants with respect to the identification and recruitment of potential new Board members. In assessing candidates, the Governance and Nominations Committee considers the requisite skills and characteristics of potential Board members as well as the composition of the Board as a whole. Among other considerations, the Governance and Nominations Committee takes into account skills, management experience, independence and diversity in the context of the needs of the Board to fulfill its responsibilities. The Governance and Nominations Committee also considers other activities and commitments of an individual in order to be satisfied that a proposed member of the Board can devote enough time to a Board position at the Group.
> Refer to “Mandates” for further information.
Members of the Board of Directors
	Board member since	Independence	Governance and Nominations Committee	Audit Committee	Compensation Committee	Conduct and Financial Crime Control Committee	Risk Committee	Sustainability Advisory Committee
Elected at 2021 AGM / EGM
Axel Lehmann, Chairman [1,2,3]	2021	Independent	Chair	–	–	–	Chair, a.i.	Member
António Horta-Osório, former Chairman [3,4]	2021	Independent	Chair	–	–	–	–	Member
Iris Bohnet [5]	2012	Independent	–	–	Member	–	–	Chair
Clare Brady	2021	Independent	–	Member	–	Member	–	–
Juan Colombas [2]	2021	Independent	–	Member	Member	–	Member	–
Christian Gellerstad [3]	2019	Independent	Member	–	Member	Chair	–	–
Michael Klein	2018	Independent	–	–	Member	–	–	–
Shan Li	2019	Independent	–	–	–	–	Member	–
Seraina Macia	2015	Independent	–	Member	–	–	–	–
Blythe Masters [6]	2021	Independent	–	–	Member	–	–	–
Richard Meddings [3]	2020	Independent	Member	Chair	–	Member	Member	Member
Kai S. Nargolwala	2013	Independent	Member	–	Chair	Member	Member	–
Ana Paula Pessoa	2018	Independent	–	Member	–	Member	–	–
Severin Schwan, Vice-Chair and Lead Independent Director	2014	Independent	Member	–	–	–	Member	–
1 Chairman as of January 16, 2022.
2 Elected at the EGM 2021 on October 1, 2021.
3 Member of the Tactical Crisis Committee, a sub-committee of the Board, which was active from March 2021 through February 2022.
4 Mr. Horta-Osório resigned as Chairman and member of the Board on January 16, 2022.
5 Board Sustainability Leader.
6 Chair of the new Digital Transformation and Technology Committee, effective January 1, 2022. The Board will appoint permanent members of the committee at the 2022 AGM.

The background, skills and experience of our Board members are diverse and broad and include holding or having held top management positions at financial services and other companies in Switzerland and abroad, as well as leading positions in government, academia and international organizations. The Board is composed of individuals with wide-ranging professional expertise in key areas including finance and financial management, risk management, audit and compliance, digitalization, technology and cybersecurity, ESG and regulatory affairs and human resources and incentive structures. Diversity of culture, experience and opinion are important aspects of Board composition, as well as gender diversity. While the ratio of female-to-male Board members may vary in any given year, the Board is committed to complying with the gender diversity guidelines as stipulated in the new Swiss corporate law. The collective experience and expertise of our Board members as of the end of 2021 across those key areas considered particularly relevant for the Group is illustrated in the following chart.
In areas where the Board’s collective experience and expertise may require strengthening, the Board may decide to nominate a new Board member candidate with specialist expertise, engage outside experts or take other measures.
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
While the Board is continually engaged in considering potential candidates throughout the year, succession planning for the next year is typically kicked off at the Board’s annual strategy offsite, which is held mid-year. In addition to its discussions of the Group’s strategy, the Board holds a dedicated session on corporate governance, at which, among other topics, current Board composition and future needs are discussed, including the needs for suitable Board committee composition. Based on the outcome of these discussions, the interest and availability of certain candidates will be explored further. The Board’s discussions will continue at its annual self-assessment session, which usually takes place at year-end, and it will consider specific changes in Board composition to be proposed at the next AGM. The Board will generally approve candidates to be nominated as new Board members for election at the AGM at its February or March meetings, shortly before the publication of this report. The timeline for this process has been different in the lead up to the 2022 AGM. Given the resignation of the former Chairman António Horta-Osório in January 2022 and the appointment of Axel Lehmann, the then Risk Committee Chair, as the new Chairman, the Governance and Nominations Committee immediately initiated a process to select a new Risk Committee Chair. As of the date of this report, this process is still ongoing. The proposed new Risk Committee Chair is expected to be announced in conjunction with the invitation to the 2022 AGM, which will be published after this report.
Chairman succession
At the 2021 AGM, Antonio Horta-Osorio was elected as the new Chairman and successor to Urs Rohner, who did not stand for re-election, having served on the Board for the maximum standard term limit of 12 years. In January 2022, however, Mr. Horta-Osorio resigned as Chairman, following an investigation commissioned by the Board, and the Board appointed Axel Lehmann as the new Chairman. Axel Lehmann was elected as a member of the Board by the EGM of October 1, 2021 and was appointed by the Board as Chair of the Risk Committee, a role he will continue to hold on an ad interim basis until the 2022 AGM. The Board will propose Axel Lehmann for election as Chairman at the 2022 AGM.
New members and continuing training
Any newly appointed member is required to participate in an orientation program to become familiar with our legal and organizational structure, strategic plans, business operations and significant financial, risk, compliance and regulatory issues and other important matters relating to the governance of the Group. The orientation program is designed to take into account the new Board member’s individual background and level of experience in each specific area. Moreover, the program’s focus is aligned with any committee memberships of the person concerned. Board members are encouraged to engage in continuing training. The Board and the committees of the Board regularly ask specialists within the Group to speak about specific topics in order to enhance the Board members’ understanding of issues that already are, or may become, of particular importance to our business.
Meetings
In 2021, the Board held 25 meetings, the majority of which were held as video or telephone conferences in light of the travel and other restrictions on holding in-person meetings due to the COVID-19 pandemic. In addition, the Board held their annual two-day strategy session. The members of the Board are encouraged to attend all meetings of the Board and the committees on which they serve. There were a relatively high number of Board meetings held during 2021 compared to prior years, due to the need to call frequent extraordinary meetings, particularly in the first half of 2021 in connection with the SCFF and Archegos matters.

Meeting attendance – Board and Board committees
	Board of Directors	[1]	Governance and Nominations Committee	[2]	Audit Committee	[3]	Compensation Committee	[4]	Conduct and Financial Crime Control Committee	[5]	Risk Committee	[6]
in 2021
Total number of meetings held	25		21		17		18		6		13
of which extraordinary meetings	16		15		2		6		0		5
Meeting attendance, in %	98		96		99		92		100		88
Number of members who missed no meetings	12		5		8		3		7		6
Number of members who missed one meeting	4		2		1		1		0		1
Number of members who missed two or more meetings	2		1		0		2		0		3
Approximate meeting duration, in hours	4-5		1-2		4-5		2-3		2-3		3-4
Meeting attendance is shown for the calendar year 2021, which spans two Board periods.
1
The Board consisted of 13 members at the beginning of the year and 14 members at the end of the year, with 3 members joining the Board at the AGM on April 30, 2021 (António Horta-Osório, Blythe Masters, Clare Brady), 2 members joining at the EGM on October 1, 2021 (Juan Colombas, Axel Lehmann) and 4 members leaving the Board at the AGM on April 30, 2021 (Urs Rohner, Andreas Gottschling, Joaquin J. Ribeiro, John Tiner).

2
The Governance and Nominations Committee consisted of 6 members at the beginning and the end of the year, with 2 members joining the committee (António Horta-Osório, Axel Lehmann) and 2 members leaving the committee (Urs Rohner, Andreas Gottschling).

3
The Audit Committee consisted of 5 members at the beginning of the year and 6 members at the end of the year, with 4 members joining the committee (Clare Brady, Juan Colombas, Axel Lehmann, Seraina Marcia) and 3 members leaving the committee (Andreas Gottschling, Joaquin J. Ribeiro, John Tiner).

4
The Compensation Committee consisted of 4 members at the beginning of the year and 6 members at the end of the year, with 2 members joining the committee (Juan Colombas, Blythe Masters). One of the 18 meetings was a non-mandatory workshop and did not count for meeting attendance.

5
The Conduct and Financial Crime Control Committee consisted of 5 members at the beginning and 6 members at the end of the year, with 2 members joining the committee (Clare Brady, Axel Lehmann) and 1 member leaving the committee (Urs Rohner).

6
The Risk Committee consisted of 6 members at the beginning and 7 members at the end of the year, with 4 members joining the committee (Juan Colombas, Axel Lehmann, Blythe Masters, Kai S. Nargolwala) and 3 members leaving the committee (Andreas Gottschling, Michael Klein, Seraina Marcia). One of the 13 meetings was a non-mandatory workshop and did not count for meeting attendance.

All members of the Board are expected to spend the necessary time outside of these meetings needed to discharge their responsibilities appropriately. The Chairman calls the meeting with sufficient notice and prepares an agenda for each meeting. The Chairman may also call extraordinary meetings on short notice, should circumstances require. Any other Board member also has the right to call an extraordinary meeting, if deemed necessary. The Chairman has the discretion to invite members of management or others to attend the meetings. Generally, the members of the Executive Board attend part of the Board meetings to ensure effective interaction with the Board. The Board also holds separate private sessions without management present. Minutes are kept of the proceedings and resolutions of the Board.
From time to time, the Board may make certain decisions via circular resolution, unless a member asks that the matter be discussed in a meeting and not be decided upon by way of written consent. During 2021, the Board resolved on six matters via circular resolution. As of the date of the publication of this report, in 2022, the Board has held 13 meetings via video or telephone conference and resolved on 2 matters via circular resolution. This high number of meetings early in the year was mainly due to the Board investigation in connection with the former Chairman, António Horta-Osório, who resigned from the Board in January 2022.
Meeting attendance – individual Board members
Attendance in 2021 (%)	< 75	75–84	85–94	95–100
Board member
António Horta-Osório, Chairman [1]				■
Iris Bohnet				■
Clare Brady [1]				■
Juan Colombas [2]				■
Christian Gellerstad			■
Michael Klein				■
Axel Lehmann [2]				■
Shan Li				■
Seraina Macia				■
Blythe Masters [1]		■
Richard Meddings				■
Kai S. Nargolwala			■
Ana Paula Pessoa				■
Severin Schwan, Vice-Chair and Lead Independent Director			■
Includes Board and Committee meeting attendance.
1 Board member as of the 2021 AGM (April 30, 2021).
2 Board member as of the 2021 EGM (October 1, 2021).
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
Overboarding
In addition to reviewing the number of mandates that a Board member concurrently holds with respect to the limitations described above, the Governance and Nominations Committee also considers the specific roles that Board members perform in other companies, in order to identify cases of potential overboarding and ensure that Board members have sufficient time to dedicate to their Credit Suisse Board mandate. Board members are required to disclose any changes in their mandates or changes to their roles within existing mandates as these occur to ensure that such changes would not lead to an overboarding situation.
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
■ does not, according to the Board’s assessment, maintain a material direct or indirect business relationship with the Group or any of its subsidiaries, which causes a conflict of interest due to its nature or extent; and
■ is not, or has not been for the past three years, part of an interlocking directorate in which an Executive Board member serves on the compensation committee of another company that employs the Board member.
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
Independence determination
As of December 31, 2021, all members of the Board were determined by the Board to be independent.
Board leadership
Chairman of the Board
The Chairman is a non-executive member of the Board, in accordance with Swiss banking law, and performs his role on a full-time basis, in line with the practice expected by FINMA, our main regulator. The Chairman:
■ coordinates the work within the Board;
■ works with the committee chairs to coordinate the tasks of the committees;
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
■ with the exception of the Governance and Nominations Committee, is not a member of any of the other Board standing committees; and
■ may attend all or parts of selected committee meetings as a guest without voting power.
Due to Axel Lehmann taking on the role of Chairman in January 2022, he will remain Chair of the Risk Committee on an ad interim basis until a successor has been appointed, which is expected as of the 2022 AGM.
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
■ takes a leading role among the Board members, particularly when issues between the Chairman and Board members arise (for example, when the Chairman has a conflict of interest);
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
Board responsibilities
In accordance with the OGR (Chapter II Board of Directors, Item 5.1), the Board delegates certain tasks to Board committees and delegates the management of the company and the preparation and implementation of Board resolutions to certain management bodies or executive officers to the extent permitted by law, in particular Article 716a and 716b of the Swiss Code of Obligations, and the AoA (Chapter IV, Section 2, The Board of Directors, Art. 17 of the Group’s AoA and Chapter III, Section 6, Board of Directors, Art. 6.3 of the Bank’s AoA).
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
Management information system
The Group has a comprehensive management information system in place as part of our efforts to ensure the Board and senior management are provided with the necessary information and reports to carry out their respective oversight and management responsibilities. The Chairman may request additional reports as deemed appropriate.
Governance of Group subsidiaries
The Board assumes oversight responsibility for establishing appropriate governance for Group subsidiaries. The governance of the Group is based on the principles of an integrated oversight and management structure with global scope, which enables management of the Group as one economic unit. The Group sets corporate governance standards to ensure the efficient and harmonized steering of the Group. In accordance with the OGR (Chapter II, Board of Directors, Item 5.1.16), the Board appoints or dismisses the chairperson and the members of the board of directors of the major subsidiaries of the Group and approves their compensation. A policy naming the subsidiaries in scope and providing guidelines for the nomination and compensation process is periodically reviewed by the Board. The governance of the major subsidiaries, subject to compliance with all applicable local laws and regulations, should be consistent with the corporate governance principles of the Group, as reflected in the OGR and other corporate governance documents. In order to facilitate consistency and alignment of Group and subsidiary governance, it is the Group’s policy for the Board to appoint at least one Group director to each of the boards of its major subsidiaries. Directors and officers of the Group and its major subsidiaries are committed to ensuring transparency and collaboration throughout the Group.
In December 2021, we elevated the status of certain important regional subsidiary and advisory boards and announced a number of new leadership appointments, in order to further increase connectivity between the Group Board and our main subsidiary and regional advisory boards. These appointments include Group Board members Juan Colombas, Christian Gellerstad and Blythe Masters assuming the chair roles in the subsidiaries Credit Suisse Bank (Europe), S.A., Credit Suisse (Schweiz) AG, and Credit Suisse Holdings (USA), Inc., respectively, with the appointment of Mr. Colombas being subject to regulatory approval and that of Mr. Gellerstad being subject to his re-election as a board member at the AGM of Credit Suisse (Schweiz) AG on April 29, 2022 and taking effect as of that date. We also announced that Richard Meddings was appointed as chair of the UK subsidiaries Credit Suisse International and Credit Suisse Securities (Europe) Ltd., effective January 1, 2022. Subsequently, Richard Meddings has decided to step down from the chair role in March 2022, given his appointment as chair of the National Health Service (NHS) England, but will remain on the boards of these UK subsidiaries as a non-executive director. Furthermore, Ana Paula Pessoa was appointed as chair of the Credit Suisse Brazil Advisory Board, an advisory body and Kai Nargolwala was designated as chair of the APAC Board, subject to his re-election as a board member at the Group AGM on April 29, 2022. The APAC Board is an advisory body overseeing business conducted through a number of legal entities and branches in the APAC region.

Board evaluation
The Board conducts a self-assessment once a year, where it reviews its own performance against the responsibilities listed in its charter and the Board’s objectives and determines future objectives, including any special focus objectives for the coming year. The performance assessment of the Chairman is led by the Vice-Chair; the Chairman does not participate in the discussion of his own performance. As part of the self-assessment, the Board evaluates its effectiveness with respect to a number of different aspects, including board structure and composition, communication and reporting, agenda setting and continuous improvement. From time to time, the Board may also mandate an external advisor to facilitate the evaluation process. The Board mandated an external firm to perform a board effectiveness evaluation most recently in 2020. The 2020 effectiveness evaluation included comprehensive reviews of Board processes and documentation, interviews by the external assessor with the Chairman, the individual Board members, the CEO and certain other Executive Board members and other internal experts, and the participation of the external assessor as an observer in Board and Board committee meetings. The results from the external board effectiveness evaluation were presented and discussed at a Board meeting in early 2021 and addressed the Board’s leadership and contribution and the work of the Board. Specific topics reviewed included the Board’s culture and current and future composition, priorities for the new Chairman, the Board’s shared strategic perspective, visibility and understanding of the rapidly changing global landscape of the financial services industry, the ESG agenda, the work of the Board on risk and control, including the challenge of ensuring appropriate escalation of issues and early warnings, and leadership development. The previous board effectiveness evaluation took place in 2017, in line with the Board’s intention to perform an external board effectiveness evaluation every three years.
Board changes
In January 2022, the Board appointed Axel Lehmann as Chairman, succeeding António Horta-Osório, who resigned as Chairman. Axel Lehmann and Juan Colombas were elected as new non-executive Board members at the EGM of October 1, 2021, and Juan Colombas was elected as a member of the Compensation Committee. The Board appointed both Axel Lehmann and Juan Colombas as new members of the Audit Committee and Risk Committee, and Axel Lehmann as a new member of the Conduct and Financial Crime Control Committee. Following a transition period of one month, Axel Lehmann was appointed as the new Chair of the Risk Committee, succeeding Richard Meddings, who served as the Chair of the Risk Committee ad interim, and as a new member of the Governance and Nominations Committee on November 1, 2021. Upon becoming Chairman, Axel Lehmann stepped down as a member of the Audit Committee and the Conduct and Financial Crime Control Committee. He will remain the Risk Committee Chair on an ad interim basis until the 2022 AGM. At the 2021 AGM on April 30, 2021, António Horta-Osório, former Group Chief Executive of Lloyds Banking Group, was elected as the Chairman of the Board and successor to Urs Rohner, who did not stand for re-election after having reached the 12-year tenure limit. Furthermore, Clare Brady and Blythe Masters were elected as new non-executive Board members and Blythe Masters was also elected as a new Compensation Committee member. The Board appointed Clare Brady as a member of the Audit Committee and the Conduct and Financial Crime Control Committee and Blythe Masters as a member of the Risk Committee. Blythe Masters stepped down from the Risk Committee as of year-end 2021, due to her appointment as the chair of our major US subsidiary, Credit Suisse Holdings (USA), Inc. and Chair of the newly established Digital Transformation and Technology Committee.
Proposed changes to the Board will be announced with the invitation to the 2022 AGM, which will be published after the publication of this report.

Board activities
During 2021 and early 2022, the Board focused on a number of key areas, including but not limited to the activities described below. Specifically, the Board:
Strategy and organization
■ established Asset Management as a separate division effective April 1, 2021, following the issues that emerged in the context of the SCFF matter
■ conducted a comprehensive Group strategy review together with the Executive Board; the resulting strategy was announced in November 2021 with a focus on strengthening and simplifying the integrated model, investing in sustainable growth and risk management and a culture that reinforces accountability and responsibility
■ approved significant organizational changes in connection with the Group strategy review, specifically the reorganization of the Group into four business divisions and four regions, the exit from the prime services business (with the exception of Index Access and APAC Delta One) and the establishment of a centralized technology and operations organization
■ supervised the initial phase of the implementation of the strategy and organizational changes
Crisis management
■ reactivated the Board tactical crisis committee consisting of the Chairman and the Chairs of the Audit, Risk and Conduct and Financial Crime Control Committees to oversee the investigations into the SCFF and Archegos matters
■ commissioned two independent, external investigations into the SCFF and Archegos matters, both of which have since been completed, and received regular updates on the findings, recommendations and related remediation measures
■ approved actions against a number of individuals based on the extent and nature of their involvement in these matters, including compensation adjustments as appropriate
■ withdrew the proposals on variable compensation of the Executive Board from the 2021 AGM agenda, in order to reflect the collective accountability of the Executive Board (as constituted on March 31, 2021) for the Archegos matter and withdrew the proposal on the discharge of the Board and the Executive Board for the 2020 financial year in light of both the Archegos and SCFF matters
■ commissioned an investigation in December 2021 into the travel activities of the former Chairman, António Horta-Osório, and identified several areas of improvement around Board practices and related governance matters
Board and Executive Board succession
■ appointed Axel Lehmann as the new Chairman, succeeding António Horta-Osório, who resigned from the Board in January 2022
■ nominated Juan Colombas and Axel Lehmann as new Board members for election at the 2021 EGM
■ implemented management changes for the Investment Bank and Asset Management divisions and in Risk and Compliance, which was separated into two distinct corporate functions following the Archegos and SCFF matters
■ appointed a number of new Executive Board members in 2021, including Francesco de Ferrari (CEO Wealth Management and ad interim CEO Region EMEA), Christine Graeff (Global Head of Human Resources), Joanne Hannaford (Chief Technology & Operations Officer) Ulrich Körner (CEO Asset Management), Rafael Lopez Lorenzo (Chief Compliance Officer), Christian Meissner (CEO Investment Bank and CEO Region Americas) and David Wildermuth (Chief Risk Officer)
Financial and Risk management
■ took measures to further strengthen the Group’s capital position in the first quarter of 2021 through the offering of two series of mandatory convertible notes (MCNs), the suspension of the 2021 Share Repurchase Program and a reduced dividend proposal, which was approved at the 2021 AGM
■ approved immediate adjustments to the Group’s risk appetite upon the recommendation of the Risk Committee, in particular in consideration of the Archegos matter, for example with respect to single name concentration risk and credit risk
■ initiated a comprehensive Group-wide risk review under the oversight of the tactical crisis committee, which included reviews of both financial and non-financial risks
■ reviewed and approved the Group’s financial and capital plans for 2022 in line with our Group strategy and according to the new organizational structure, as well as our medium term financial ambitions as communicated at the Investor Day of November 4, 2021
Group governance and Board effectiveness
■ established a new Board committee, the Digital Transformation and Technology Committee, to provide direct oversight and governance on key technology and digitalization topics and replace the advisory Innovation and Technology Committee
■ elevated the status of certain important regional subsidiary and advisory boards andmade several important appointments of Group Board members to key subsidiary boards and advisory bodies

Board committees
The Board has six standing committees: the Governance and Nominations Committee, the Audit Committee, the Compensation Committee, the Conduct and Financial Crime Control Committee, the Risk Committee and the newly established Digital Transformation and Technology Committee, which replaces the previous advisory Innovation and Technology Committee. In addition, the Board has one advisory committee, the Sustainability Advisory Committee. Except for the Compensation Committee members, who are elected by the shareholders on an annual basis, the committee members are appointed by the Board for a term of one year.
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
The Board furthermore established a sub-committee of the Board in 2020, the tactical crisis committee, which was reactivated in 2021. Members consist of the Chairman and the Chairs of the Audit, Risk and Conduct and Financial Crime Control Committees. Tactical crisis committee meetings were further attended by the Group CEO and selected members of senior management, including the CRO, the CFO, the General Counsel and the CCO. The purpose of the tactical crisis committee was to exercise close oversight and timely decision making with respect to the issues that arose in connection with the SCFF and Archegos matters. In early 2022, the Board determined that the tactical crisis committee had served its purpose and retired the committee.

Governance and Nominations Committee
The primary function of the Governance and Nominations Committee is to act as a counselor to the Chairman, address key Group corporate governance issues and evaluate and recommend new Board candidates, as well as new Executive Board members.
Membership
■ consists of the Chairman, the Vice-Chair and the Chairs of the Board committees and other members appointed by the Board
■ may include non-independent Board members; however, the majority of members must qualify as independent
■ currently consists of five members; all of our Governance and Nominations Committee members are independent
Meetings
■ generally meets on a monthly basis
■ the meetings are usually attended by the CEO
■ may also ask other members of management or specialists to attend a meeting
Main duties and responsibilities
■ acts as counselor to the Chairman and supports him in the preparation of Board meetings
■ addresses the corporate governance issues affecting the Group and develops and recommends to the Board corporate governance principles and such other corporate governance-related documents as it deems appropriate for the Group
■ reviews the independence of the Board members annually and recommends its assessment to the Board for final determination
■ is responsible for setting selection criteria for Board membership, which reflects the requirements of applicable laws and regulations, and for identifying, evaluating and nominating candidates for Board membership
■ guides the Board’s annual performance assessment of the Chairman, the CEO and the members of the Executive Board
■ proposes to the Board the appointment, replacement or dismissal of members of the Executive Board as well as other appointments requiring endorsement by the Board
■ reviews succession plans with the Chairman and the CEO relating to Executive Board positions and is kept informed of other top management succession plans
Activities
During 2021 and early 2022, the Governance and Nominations Committee focused on a number of key areas, including but not limited to the activities described below. Specifically, the Governance and Nominations Committee:
Chairman and Board member succession
■ established selection criteria, conducted interviews with and assessed the qualifications of different candidates for the role of the Risk Committee Chair to succeed Richard Meddings, who performed the role on an ad interim basis from the 2021 AGM to October 31, 2021, including a one month transition period following the 2021 EGM
■ recommended Juan Colombas and Axel Lehmann as new Board nominees for approval by the Board prior to the 2021 EGM, both of whom have extensive risk management experience, proposed Juan Colombas for election as a Compensation Committee member and appointed Axel Lehmann as the Risk Committee Chair
■ supported the Vice-Chair and Lead Independent Director in leading the Board through the challenging period in early 2022 in connection with the resignation of the former Chairman, António Horta-Osório
■ initiated process to identify a new Board member and Risk Committee Chair in the lead up to the 2022 AGM, given the appointment of Axel Lehmann as the new Chairman
Executive Board succession
■ assessed potential candidates for the Executive Board, given the need for the various Executive Board member changes during 2021 and in connection with the strategy and organizational changes announced in November 2021
■ interviewed candidates for certain other senior hires in 2021, including the new Head of Internal Audit
Advice and guidance
■ provided advice and guidance to the former Chairman, Urs Rohner, during the initial phase following the SCFF and Archegos incidents, including on regulatory interactions and in connection with the launch of the respective Board mandated external investigations
■ supported the former Chairman, António Horta-Osório, in preparing for the Board’s annual strategy workshop in 2021 together with the Executive Board, which was an important event in the early stages of the comprehensive Group strategy review
■ provided guidance for the annual performance assessments of the Chairman and the CEO
Corporate governance
■ engaged with external counsel and FINMA on the conclusions of the FINMA enforcement proceedings related to past observation activities, which was announced in October 2021
■ advised on and supported the creation of the new Digital Transformation and Technology Committee at the Board level
■ initiated a number of follow up activities on Board governance and policies as part of the lessons learned from the incidents that led to the resignation of former Chairman António Horta-Osório in January 2022

Audit Committee
The primary function of the Audit Committee is to assist the Board in fulfilling its oversight role by monitoring and assessing the integrity of the financial statements of the Group.
Membership
■ consists of at least three members of the Board, all of whom must be independent. Currently consists of five members, all of whom are independent
■ Risk Committee Chair is generally appointed as one of the members of the Audit Committee
■ stipulates that all Audit Committee members must be financially literate. The US Securities and Exchange Commission (SEC) requires disclosure about whether a member of the Audit Committee is an audit committee financial expert within the meaning of the Sarbanes-Oxley Act of 2002. The Board has determined that Richard Meddings is an audit committee financial expert
■ members may not serve on the Audit Committee of more than two other companies, unless the Board deems that such membership would not impair their ability to serve on our Audit Committee
Meetings
■ the Audit Committee holds meetings at least once each quarter, prior to the publication of our consolidated financial statements
■ typically a number of additional meetings and workshops are convened throughout the year
■ meetings are attended by management representatives, as appropriate, the Head of Internal Audit and senior representatives of the external auditor
■ a private session with Internal Audit and the external auditors is regularly scheduled to provide them with an opportunity to discuss issues with the Audit Committee without management being present
Main duties and responsibilities
■ monitors and assesses the overall integrity of the financial statements as well as disclosures of the financial condition, results of operations and cash flows
■ monitors the adequacy of the financial accounting and reporting processes and the effectiveness of internal controls
■ monitors processes designed to ensure compliance by the Group in all significant respects with legal and regulatory requirements
■ monitors the adequacy of the management of non-financial risks jointly with the Risk Committee
■ reviews jointly with the Conduct and Financial Crime Control Committee any significant matters related to compliance and conduct
■ monitors the qualifications, independence and performance of the external auditors and of Internal Audit
■ is regularly informed about significant projects and initiatives aimed at further improving processes and receives regular updates on significant legal, compliance, disciplinary, tax and regulatory
■ has established procedures for the receipt, retention and treatment of complaints of a significant nature regarding accounting, internal accounting controls, auditing or other matters alleging potential misconduct, including a whistleblower hotline
Activities
During 2021 and early 2022, the Audit Committee focused on a number of key areas, including but not limited to the activities described below. Specifically, the Audit Committee:
Quarterly and annual financial reporting
■ performed its regular review of the quarterly and annual financial results and related accounting, reporting and internal control and disclosure matters, as well as matters of significant judgment
■ held specific reviews on certain accounting and reporting matters of particular relevance in 2021 and early 2022, such as the reporting and disclosures of the Archegos and SCFF matters, Pillar 3 and regulatory disclosures
■ held regular reviews of the Bank parent company financial statements
■ held various educational sessions (some jointly with the Risk Committee) on selected topics, such as the Sustainability Report disclosure, structured notes and product controls
Internal and external audit
■ received regular updates from the Head of Internal Audit on key audit findings and held a dedicated workshop with the Internal Audit senior leadership team about their risk assessments for the organization, emerging risk and control themes, and audit planning and methodology, as well as on organizational matters of the Internal Audit function, such as talent and succession planning
■ received regular updates and reports from PricewaterhouseCoopers (PwC)
■ assessed and recommended a new Head of Internal Audit, succeeding Rafael Lopez Lorenzo, who was appointed as CCO
Legal, regulatory compliance and conduct matters
■ received updates from the General Counsel at every meeting on significant litigation, regulatory enforcement and tax matters, as well as regular reports on key regulatory developments and interactions with our main regulators
■ maintained a focus on compliance topics through briefings at every regular meeting on key compliance risks and associated internal controls as well as through the quarterly Compliance Risk Report
■ reviewed the Group’s whistleblowing processes and governance, as well as select cases and their resolution
■ received, jointly with the Conduct and Financial Crime Control Committee, updates on significant matters related to compliance and conduct
■ reviewed, jointly with the Risk Committee, the annual assessment of the effectiveness of the internal control system and recommended approval by the Board of the adequacy of the internal control system, according to the requirements of FINMA
Infrastructure and key change programs
■ conducted in-depth reviews of the payments processes and systems landscape
■ held a comprehensive session on IT system architecture, focusing on the complexity of the IT environment, the associated risk profile, end-of-life management, architecture simplification and platform strategy, and the maintenance of the overall stability and security levels of the IT environment
■ received updates on the Group’s global legal entity strategy and strategy to optimize the legal entity structure following agreed design principles, the global booking model, and both global and local legal and regulatory requirements
■ reviewed, jointly with the Risk Committee, the Group’s key change programs, the Group’s data management framework and the related regulatory interactions and feedback, as well as the Group’s third-party risk management framework

Internal Audit
Our Internal Audit function comprises a team of 395 professionals, substantially all of whom are directly involved in auditing activities. The Head of Internal Audit reports directly to the Audit Committee Chair and the Audit Committee directs and oversees the activities of the Internal Audit function. In December 2021, the Board, upon the recommendation of the Audit Committee, appointed Mark Hannam as the new Head of Internal Audit, succeeding Rafael Lopez Lorenzo, who was appointed as CCO and member of the Executive Board. Mr. Hannam will join Credit Suisse starting in April 2022.
Internal Audit performs an independent and objective assurance function that is designed to add value to our operations. Using a systematic and disciplined approach, the Internal Audit team evaluates and enhances the effectiveness of Credit Suisse’s risk management, control and governance processes.
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
As part of its efforts to achieve best practice, Internal Audit regularly benchmarks its methods and tools against those of its peers. In addition, it submits periodic internal reports and summaries thereof to the management teams as well as the Chairman and the Audit Committee Chair. The Head of Internal Audit provides at least quarterly updates to the Audit Committee or more frequently as appropriate. Internal Audit coordinates its operations with the activities of the external auditor for maximum effect.
The Audit Committee annually assesses the performance and effectiveness of the Internal Audit function. For 2021, the Audit Committee concluded that the Internal Audit function was effective and independent, with the appropriate resources to deliver against the Internal Audit Charter.
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
> Refer to “External audit” in Audit for further information.

Compensation Committee
The primary function of the Compensation Committee is to determine, review and propose compensation and related principles for the Group.
Membership
■ consists of at least three members of the Board, all of whom must be independent
■ currently consists of six members, all of whom are independent
■ members are individually elected by the AGM for a period of one year
Meetings
■ holds at least four meetings per year, pursuant to its charter; additional meetings may be scheduled at any time
■ meetings are attended by external advisors and management representatives, as appropriate
Main duties and responsibilities
■ reviews the Group’s compensation policy
■ establishes new compensation plans or amending existing plans and recommends them to the Board for approval
■ reviews the performance of the Group and the divisions and recommends the variable compensation pools for the Group and the divisions to the Board for approval
■ proposes individual compensation for the Board members to the Board
■ discusses and recommends to the Board the Executive Board members’ compensation, based on proposals by the CEO, and a proposal for the CEO’s compensation
■ reviews and recommends to the Board the compensation for individuals being considered for an Executive Board position
■ reviews and endorses the annual compensation report submitted for a consultative vote by shareholders at the AGM
■ is authorized to retain outside advisors, at the Group’s expense, for the purpose of providing guidance to the Compensation Committee as it carries out its responsibilities. Prior to their appointment, the Compensation Committee conducts an independence assessment of the advisors pursuant to the rules of the SEC and the listing standards of the NYSE and Nasdaq
Activities
During 2021 and early 2022, the Compensation Committee focused on a number of key areas, including but not limited to the activities described below. Specifically, the Compensation Committee:
Executive Board and Board compensation
■ revisited the original compensation decisions for the Executive Board in light of the Archegos matter, resulting in the cancellation of the 2020 STI and 2021 LTI awards and the withdrawal of the respective AGM proposals
■ conducted a comprehensive review and redesign of the Executive Board compensation structure for 2022 and agreed on significant changes compared to prior plans, reflecting, among other considerations, investor feedback
■ reviewed and recommended approval by the Board of the compensation arrangements for the incoming and outgoing Executive Board members during 2021
■ reviewed the compensation proposals to be submitted for approval by shareholders at the 2022 AGM
Shareholder engagement and Say-on-Pay
■ continued to engage extensively with shareholders and proxy advisors on compensation, including holding numerous meetings with shareholders involving the Compensation Committee Chair, the Global Head of Human Resources and, in part, the Chairman; feedback and key issues resulting from these meetings were addressed regularly by the full committee
■ acknowledged the negative sentiment and general investor disappointment due to the SCFF and Archegos incidents and discussed investor comments and proxy advisor analysis and recommendations in the lead up to the 2021 AGM
Group compensation
■ determined the variable compensation pool for the Group for 2021, including the allocations to the divisions and corporate functions, which was in aggregate 32% below the pool from the prior year, in consideration of the overall negative financial performance in 2021
■ conducted thorough accountability and culpability reviews of individuals determined to have some involvement in the SCFF and Archegos matters and recommended compensation adjustments, as appropriate
■ regularly monitored employee attrition trends and approved certain retention measures
■ approved the granting of a new one-time equity-based award, the Strategic Delivery Plan, as part of the 2021 compensation process to incentivize the longer-term delivery of the Group’s strategic plan
■ reviewed and endorsed changes implemented to the compensation and performance management programs to improve risk and accountability in compensation practices, based on lessons learned from the SCFF and Archegos matters and feedback from regulators
Regulatory and industry developments
■ received and assessed periodic reports on industry and regulatory developments, including executive pay trends, competitor practices, key corporate governance developments and regulatory themes with implications for compensation
> Refer to “The Compensation Committee” in V – Compensation – Compensation governance for information on our compensation approach, principles and objectives and outside advisors.

Conduct and Financial Crime Control Committee
The primary function of the Conduct and Financial Crime Control Committee is to assist the Board in fulfilling its oversight responsibilities with respect to the Group’s exposure to financial crime risk.
Membership
■ consists of at least three members of the Board. Currently consists of five members, all of whom are independent
■ may include non-independent members; however, the majority of members must qualify as independent
■ the Chair of the Audit Committee is generally appointed as one of the members of the Conduct and Financial Crime Control Committee
Meetings
■ holds at least four meetings per year, pursuant to its charter
■ may convene for additional meetings throughout the year in order to appropriately discharge its responsibilities
■ meetings are attended by management representatives, representatives of Internal Audit and the Group’s external auditors, as appropriate
Main duties and responsibilities
■ reviews and assesses the Group’s overall compliance framework for addressing financial crime risk, including policies, procedures and organizational set-up
■ monitors and assesses the effectiveness of financial crime compliance programs, including those with respect to the following areas: anti-money laundering, client identification and know-your-client procedures, client on and off boarding, politically exposed persons, economic and trade sanctions, anti-bribery and anti-corruption and client tax compliance
■ reviews the status of the relevant policies and procedures and the implementation of significant initiatives focused on improving conduct and vigilance within the context of combatting financial crime, including employee awareness and training programs
■ reviews and monitors investigations into allegations of financial crime or other reports of misconduct pertaining to the areas specified above
■ reviews with management, Internal Audit and the external auditors audit findings and recommendations with respect to the areas specified above, including annual regulatory audit reports
■ receives regular updates by management on regulatory, legislative and industry specific developments with respect to the areas specified above
■ reviews jointly with the Audit Committee and/or Risk Committee any matters for which a joint review is determined to be appropriate, including the annual compliance risk assessment and the Group’s framework for addressing conduct risk
■ provides support to the Compensation Committee and advice, as relevant and appropriate, with respect to the areas specified above as part of the Group’s compensation process
Activities
During 2021 and early 2022, the Conduct and Financial Crime Control Committee focused on a number of key areas, including but not limited to the activities described below. Specifically, the Conduct and Financial Crime Control Committee:
Financial Crime Compliance effectiveness
■ reviewed comprehensive financial crime compliance reporting package from management at every meeting, including financial crime regulation developments, key financial crime compliance performance indicators and global investigations and escalated concerns
■ conducted focused sessions on specific financial crime compliance programs, including processes regarding Politically Exposed Persons (PEPs)
■ received updates at least quarterly from Internal Audit on financial crime compliance related findings in Internal Audit reports and reviewed the results of the anti-money laundering regulatory audits with PwC in early 2021 as part of the 2020 regulatory audit
■ held dedicated sessions during 2021 with each of the divisional CEOs to discuss the financial crime risk culture in their respective divisions, which included such topics as “tone from the top” and communication measures in place to ensure sufficient awareness of financial crime compliance matters
Regulatory driven enhancement programs
■ continued to closely monitor the progress on our commitments to enhance anti-money laundering and related financial crime compliance processes in connection with FINMA enforcement decrees
■ regularly reviewed the status of remediation efforts to address an enforcement action of the Federal Reserve Bank of New York (FRBNY) and the New York Department of Financial Services issued in November 2020 regarding enhancements to financial crime compliance in our US operations
■ conducted several review and challenge sessions on a comprehensive program to improve anti-fraud controls
■ engaged in dialogue with senior representatives of FINMA on significant matters of financial crime compliance at Credit Suisse
Financial Crime Compliance governance
■ assessed the financial crime compliance organizational and governance changes during 2021 following the departure of Lara Warner as Chief Risk and Compliance Officer and the appointment of Thomas Grotzer as CCO ad interim effective April 2021 and the appointment of Rafael Lopez Lorenzo as CCO and member of the Executive Board effective October 2021
■ held several joint sessions with the Audit Committee, including a joint review of Credit Suisse’s Foreign Account Tax Compliance Act (FATCA) and US cross border compliance activities

Risk Committee
The Risk Committee is responsible for assisting the Board in fulfilling its oversight responsibilities of risk management. These responsibilities include the oversight of the enterprise-wide risk management and practices, the promotion of a sound risk culture with clear accountability and ownership, the review of key risk and resources and the assessment of the effectiveness and efficiency of the Group’s Risk function.
Membership
■ consists of at least three members of the Board. Currently consists of six members, all of whom are independent
■ the Audit Committee Chair is generally appointed as one of the members of the Risk Committee
Meetings
■ holds at least four ordinary meetings per year, pursuant to its charter
■ usually convenes for additional meetings throughout the year in order to appropriately discharge its responsibilities
■ The CEO, CRO and other Group business or corporate function representatives will usually attend the meetings, as appropriate
Main duties and responsibilities
■ reviews and assesses the integrity and adequacy of the Risk function of the Group including risk measurement approaches
■ reviews and calibrates risk appetite at the Group level and at the level of key businesses as well as major risk concentrations
■ approves the list of countries and proposes the limits and risk appetites allocated to such countries to the Board
■ regularly reviews relationships with top clients and material transactions from a risk perspective and also reviews the reports on material risk matters by the risk function, significant legal entities, businesses and corporate functions
■ reviews, jointly with the Audit Committee, the annual assessment of the adequacy and effectiveness of the internal control system and the status of major infrastructure and committed change programs
■ reviews and assesses the current state and evolution of the risk culture
■ mandates the Credit Risk Review function to independently assess credit risk management practices
■ reports committee activities to the Board as deemed appropriate; annually performs a self-assessment of the risk committee performance and a review of its charter
Activities
During 2021 and early 2022, the Risk Committee focused on a number of key areas, including but not limited to the activities described below. Specifically, the Risk Committee:
Incident management
■ closely monitored and oversaw actions related to the Archegos and Greensill matters, in particular the review of the investigation results for Archegos and the monitoring of the progress made on remediation activities
■ mandated divisional business and single name concentration reviews as well as a fundamental review of risk appetite and reviewed the results, in particular for the Investment Bank and Asia Pacific
■ recommended adjustments to risk appetite, monitored implementation of additional risk controls
■ reviewed key findings from the review of the largest clients exposures and single name concentration and monitored progress in de-risking activities
■ had focused discussions on conduct risk matters and cultural reviews
Risk appetite, risk monitoring and risk management frameworks
■ endorsed the revised risk appetite framework and limits for 2021 as well as the Group’s strategic risk objectives and the risk appetite statements for 2022, including country risk limits
■ supported the Board in reviewing strategically important topics, including adequacy of capital, liquidity and funding of both the Group and the Bank parent company
■ monitored the implementation of risk governance enhancements to improve the review, approval and escalation of risk matters
■ monitored aspects of the Group’s risk management framework, with respect to model risk, liquidity risk, stress testing and the internal control framework
■ reviewed, jointly with the Audit Committee, risks related to Credit Suisse AG, including financial performance and capital position, CECL provisioning, as well as conduct and culture
■ reviewed the developments and steps taken by management to further integrate sustainability considerations into the risk assessment and risk management processes
■ received briefings on the energy transition frameworks and commitments, and associated restrictions on certain business activities in carbon-intensive sectors
Infrastructure and key change programs
■ received regular updates on key change programs, including the IBOR transition program jointly with the Audit committee, as well as the US and EU legal entities’ strategy including the Intermediate EU Parent Undertaking implementation
■ reviewed, jointly with the Audit Committee, risks related to data management, technology and infrastructure and outsourcing
■ reviewed, jointly with the Innovation and Technology Committee, risks related to IT security, data protection and cyber risk

Digital Transformation and Technology Committee
The Digital Transformation and Technology Committee was established in January 2022 with the primary function of assisting the Board in setting, steering and overseeing the execution of the bank’s data, digitalization and technology strategy. The committee is tasked with overseeing the strategically aligned execution of the bank’s major digitalization and technology initiatives and setting governance standards for digital transformation across the Group. The Digital Transformation and Technology Committee replaces the advisory Innovation and Technology Committee, which was retired in December 2021.
Sustainability Advisory Committee
The Sustainability Advisory Committee, established in February 2021 and chaired by the Board Sustainability Leader Iris Bohnet, assists the Board, in an advisory capacity, in fulfilling its oversight duties in respect of the development and execution of the Group’s sustainability strategy and ambitions, and monitoring and assessing the effectiveness of the respective sustainability programs and initiatives. Responsibilities include endorsing the sustainability strategy and ambitions and ensuring actions are being taken to accomplish them, advising on sustainability metrics and tracking and monitoring progress, and supporting the engagement with key internal and external stakeholders, including clients, employees, investors, ESG rating agencies, non-governmental organizations, policymakers, regulators and representatives of the business community and society. Activities of the Sustainability Advisory Committee during 2021 included the review and validation of the key pillars of the Credit Suisse sustainability strategy in the context of the Group-wide strategy review, receiving updates on the bank’s progress with respect to ESG products, services and advisory, the Diversity & Inclusion strategy and climate and sustainability risk, as well as holding a targeted session on greenwashing risk.

Biographies of the Board
Axel Lehmann
Born 1959
Swiss Citizen
Board member since 2021
Chairman of the Board (as of January 16, 2022)

Professional history
2021–present	Credit Suisse[1]
Chairman and Chair of the Governance and Nominations Committee (2022–present, member since 2021)
Chair ad interim of the Risk Committee (2022–present, member since 2021)
Member of the Conduct and Financial Crime Control Committee (2021–2022)
Member of the Audit Committee (2021–2022)
2009–2021	UBS
Member of the Group Executive Board of UBS Group AG (2016–2021)
President Personal & Corporate Banking and President UBS Switzerland (2018–2021)
Group Chief Operating Officer (2016–2017)
Member of the Board of Directors of UBS AG (2009–2015) and UBS Group AG (2014–2015), Member of the Risk Committee (2009–2015) and the Governance and Nominating Committee (2011–2013)
1996–2015	Zurich Insurance Group Ltd.
Member of the Group Executive Committee (2002–2015)
Group Chief Risk Officer (2009–2015), with additional responsibility for Group IT (2008–2010), Regional chairman Europe (2011–2015) and Regional chairman Europe, Middle East and Africa (2015–2015), chairman of the Board of Farmers Group Inc., CA (2011–2015)
CEO, North America (2004–2007)
CEO, Continental Europe (2002–2004) and Europe General Insurance (2004–2004)
CEO, Northern Europe (2001–2002) and Zurich Group Germany (2002–2003)
Member of the Group Management Board (2000–2002)
Various other senior positions (1996–2001)
1995	Swiss Life, Head of Strategic Planning and Controlling
Education
2000	Advanced Management Program, Wharton School, University of Pennsylvania
1996	Post-doctorate degree in Business Administration (Habilitation), University of St. Gallen
1989	PhD in Economics and Business Administration, University of St. Gallen
1984	Master’s degree in Economics and Business Administration, University of St. Gallen
Other activities and functions
Credit Suisse Foundation, chair
University of St. Gallen (HSG), adjunct professor and international advisory board member
Institute of Insurance Economics at the University of St. Gallen (I.VW), chairman of the executive board
Swiss-American Chamber of Commerce, member
1 Mr. Lehmann will take over more mandates in his capacity as Chairman of the Group.
António Horta-Osório
Born 1964
Portuguese and British Citizen
Board member 2021–2022
Chairman of the Board (until January 16, 2022)

Professional history
2021–2022	Credit Suisse[1]
Chairman and Chair of the Governance and Nominations Committee (2021–2022)
Member of the Sustainability Advisory Committee (2021–2022)
2011–2021	Lloyds Banking Group, Group Chief Executive
2009–2011	Bank of England, Court of Directors
1993–2010	Grupo Santander
Chief Executive Officer, Santander UK/Abbey (2006–2010)
Executive Vice President, Banco Santander Spain (2000–2010)
Chief Executive Officer, Banco Santander Totta Portugal (2000–2006)
Chief Executive Officer and chairman, Banco Santander Brazil (1997–1999, chairman until 2000)
Chief Executive Officer, Banco Santander de Negócios Portugal (1993–1996)
1991–1993	Goldman Sachs, Corporate Finance, UK and US
1987–1991	Citibank Portugal, Head Capital Markets
Education
2003	Advanced Management Program, Harvard Business School, US
1991	MBA, INSEAD, Fontainebleau, France
1987	Degree in Management & Business Administration, Universidade Católica Portuguesa, Lisbon, Portugal
Other activities and functions
PartnerRe Ltd., independent director, chairman of the investment committee and member of the underwriting and risk committee (Listed company)
Stichting Enable/Stichting INPAR Management, non-executive director
Fundação Champalimaud, non-executive director
BIAL, chairman
1 Mr. Horta-Osório additionally performed functions in a number of Swiss and international organizations in his capacity as Chairman of the Group.

Iris Bohnet
Born 1966
Swiss Citizen
Board member since 2012

Professional history
2012–present	Credit Suisse
Chair of the Sustainability Advisory Committee (2021–present)
Member of the Compensation Committee (2012–present)
Member of the Innovation and Technology Committee (2015–2021)
1998–present	Harvard Kennedy School
Academic Dean (2018–2021, 2011–2014)
Albert Pratt Professor of Business and Government (2018–present)
Co-Director of the Women and Public Policy Program (2018–present), Director (2008–2018)
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
Other activities and functions
Publicis Groupe Diversity Progress Council, member (Listed company)
Economic Dividends for Gender Equality (EDGE), advisory board member
We shape tech, advisory board member
Women in Banking and Finance, patron
UK Government Equalities Office/BIT, advisor
Clare Brady
Born 1963
British Citizen
Board member since 2021

Professional history
2021–present	Credit Suisse
Member of the Audit Committee (2021–present)
Member of the Conduct and Financial Crime Control Committee (2021–present)
Member of the Board of Credit Suisse International and Credit Suisse Securities (Europe) Limited (UK subsidiaries) (2021)
2014–2017	International Monetary Fund (IMF), Director of Internal Audit
2009–2013	World Bank Group, Vice President and Auditor General
2005–2009	Deutsche Bank AG
Managing Director, Group Audit, Asia Pacific Regional Head (2007–2009)
Managing Director, Group Audit, UK Regional Head and Business Partner for Global Banking and Chief Administration Officer (2005–2006)
2002–2005	Bank of England, The Auditor
2001–2002	Barclays Capital, Global Head of Internal Audit
2000–2001	HSBC, Global Head of Compliance, Private Banking
1995–2000	Safra Republic Holdings, Chief Auditor
1995–2000	Republic National Bank of New York (RNBNY), Director of European Audit, Senior Vice President
Prior to 1995	First National Bank of Chicago, Vice President and Regional Head of Europe and Asia Pacific
Bank of New York, Auditor
National Audit Office, UK, Auditor
Education
1994	Chartered Governance Professional (ACG), Chartered Governance Institute, UK
1987	Bachelor of Science (B.Sc. Hons) in Economics, London School of Economics, UK
Other activities and functions
Fidelity Asian Values PLC, non-executive director, senior independent director (SID) and member of the audit committee, the management engagement committee and the nominations committee (Listed company)
The Golden Charter Trust and the Golden Charter Trust Limited, trustee and non-executive director (resp.) and member of the audit committee
International Federation of Red Cross and Red Crescent Societies (IFRC), member of the audit and risk commission

Juan Colombas
Born 1962
Spanish Citizen
Board member since 2021

Professional history
2021–present	Credit Suisse[1]
Member of the Audit Committee (2021–present)
Member of the Compensation Committee (2021–present)
Member of the Risk Committee (2021–present)
2020–present	ING Groep (Listed company)
Member of the Supervisory Board (2020–present)
Member of the Audit Committee (2020–present)
Member of the Risk Committee (2020–present)
2011–2020	Lloyds Banking Group
Chief Operating Officer and Executive Director (2017–2020)
Chief Risk Officer and Executive Director (2013–2017)
Chief Risk Officer (2011–2013)
1986–2011	Grupo Santander
Chief Risk Officer and Executive Director, Santander UK/Abbey (2009–2011)
Chief Risk Officer, Santander UK/Abbey (2006–2009)
Chief Risk Officer, Banco Santander Totta Portugal (2003–2006)
Various Risk, Control and Management Roles at Santander Group (1986–2003)
Education
1988	Master in Business Administration (MBA), IE Business School Madrid
1986	Financial Management Degree, ICADE Business School Madrid
1985	Bachelor of Science in Industrial Chemical Engineering, Polytechnic University of Madrid
Other activities and functions
Azora Capital SL, board member
Global Alumni Relations of the IE Business School, advisory board member
1 Mr. Colombas has furthermore been appointed as chair of the subsidiary Credit Suisse Bank (Europe), S.A., effective January 1, 2022, subject to regulatory approval.
Christian Gellerstad
Born 1968
Swiss and Swedish Citizen
Board member since 2019

Professional history
2019–present	Credit Suisse
Chair of the Conduct and Financial Crime Control Committee (2020–present; member since 2019)
Member of the Governance and Nominations Committee (2020–present)
Member of the Compensation Committee (2019–present)
Member of the Board of Credit Suisse (Schweiz) AG (Swiss subsidiary) (2021-present)
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
Other activities and functions
Investis Holding SA, board member (Listed company)
Elatior SA, chairman
Nubica SA, board member
Taurus Group SA, board member
FAVI SA, board member
AFICA SA, board member
Tsampéhro SA, board member

Michael Klein
Born 1963
US Citizen
Board member since 2018

Professional history
2018–present	Credit Suisse
Member of the Compensation Committee (2019–present)
Member of the Risk Committee (2018–2021)
2010–present	M Klein & Company, Managing Partner
1985–2008	Citigroup
Vice chairman
Chairman Institutional Clients Group
Chairman & Co-CEO Markets & Banking
Co-President Markets & Banking
CEO Global Banking
CEO Markets and Banking EMEA
Various senior management positions
Education
1985	Bachelors of Science in Economics (Finance and Accounting), The Wharton School, University of Pennsylvania
Other activities and functions
MultiPlan, board member (Listed company)
Churchill Capital Corp. V, VI, VII, board member (SPACs, Listed company)
AltC Acquisition Corp., board member (Listed company)
Skillsoft Ltd., board member (Listed company)
TBG Europe NV, board member
Magic Leap, board member
Chatham House, senior advisor
Harvard Global Advisory Board, member
Investments Committee & Joint Staff Pension Fund, United Nations, advisory board member
Peterson Institute for International Economics, board member
The World Food Programme, investment advisory board member
Conservation International, board member
Shan Li
Born 1963
Chinese Citizen
Board member since 2019

Professional history
2019–present	Credit Suisse
Member of the Risk Committee (2019–present)
2015–present	Silk Road Finance Corporation Limited, Hong Kong, member of the board of directors
2010–present	Chinastone Capital Management Limited, Shanghai, chairman and CEO
2005–present	San Shan (HK) Ltd., Founding partner
2013–2015	China Development Bank, Beijing, Chief International Business advisor
2010–2011	UBS Asia Investment Bank, Hong Kong, vice chairman
2001–2005	Bank of China International Holdings, Hong Kong, CEO
1999–2001	Lehman Brothers Asia, Hong Kong, Head of China Investment Banking
1998–1999	China Development Bank, Beijing, Deputy Head of Investment Bank Preparation Leading Group
1993–1998	Goldman Sachs
Executive Director, Goldman Sachs International, London (1997–1998)
Executive Director, Goldman Sachs (Asia), Hong Kong (1995–1997)
International Economist, Goldman Sachs & Co., New York (1993–1995)
1993	Credit Suisse First Boston, New York, Associate
Education
1994	PhD in Economics, Massachusetts Institute of Technology (MIT)
1988	MA in Economics, University of California, Davis
1986	BS in Management Information Systems, Tsinghua University, Beijing
Other activities and functions
Zurich Insurance, Senior China Advisor (Listed company)
Beijing International Wealth Management Institute, chairman
Chinese Financial Association of Hong Kong, vice chairman
Bauhinia Party, co-founder
MIT Economics Visiting Committee, member
Silk Road Planning Research Center, vice chairman
Tsinghua Institute for Governance Studies, vice chairman
MIT Sloan Finance Advisory Board, member
Harvard University, Kennedy School Dean's Council member

Seraina Macia
Born 1968
Swiss, Australian and US Citizen
Board member since 2015

Professional history
2015–present	Credit Suisse
Member of the Audit Committee (2021– present, 2015–2018)
Member of the Risk Committee (2018–2021)
2020–present	Joyn Insurance
CEO and co-founder
2017–2020	Blackboard U.S. Holdings, Inc. (AIG Corporation)
Executive vice president of AIG & CEO of Blackboard (AIG technology-focused subsidiary; formerly Hamilton USA)
2016–2017	Hamilton Insurance Group
CEO Hamilton USA
2013–2016	AIG Corporation
Executive vice-president of AIG and CEO Regional Management & Operations of AIG, New York (2015–2016)
CEO and President of AIG EMEA, London (2013–2016)
2010–2013	XL Insurance North America, chief executive
2002–2010	Zurich Financial Services
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
Other activities and functions
Portage Fintech Acquisition Corporation, board member (Listed company)
BanQu, chair
CFA Institute, member
Food Bank for New York City, chair
Young Presidents Organization, member
Blythe Masters
Born 1969
British Citizen
Board member since 2021

Professional history
2021–present	Credit Suisse
Chair of Credit Suisse Holdings (USA), Inc. (2022–present)
Chair of the Digital Transformation and Technology Committee (2022–present)
Member of the Compensation Committee (2021–present)
Member of the Risk Committee (2021)
2019–present	Motive Partners (Listed company)
President of Motive Capital Corporation II (SPAC) (2021–present)
Member of the board of directors of CAIS (2021–present)
Consultant of Apollo Global Management (2021–present)
CEO and member of the board of directors of Motive Capital Corporation I (SPAC) (2020–present)
Motive Partners, Founding Partner (2019–present)
2015–2018	Digital Asset Holdings LLC, Chief Executive Officer
1991–2015	J.P. Morgan Chase & Co.
Head of Corporate & Investment Bank Regulatory Affairs (2010–2014)
Head of Global Commodities (2007–2014)
Chief Financial Officer Investment Bank (2004–2007)
Head of Credit Policy and Strategy and Global Credit Portfolio (2002–2004)
Co-Head of Asset Backed Securitization and Head of Global Structured Credit (2000–2002)
Co-Head of North American Credit Portfolio (1998–2000)
Head of Global Credit Derivatives Marketing (1995–1998)
Various Roles in Fixed Income Markets (1991–1995)
Education
1991	Bachelor of Arts in Economics, Trinity College, Cambridge, UK
Other activities and functions
A. P. Møller-Maersk Group, board member (Listed company)
GCM Grosvenor, board member and chair of the audit committee (Listed company)

Richard Meddings
Born 1958
British Citizen
Board member since 2020

Professional history
2020–present	Credit Suisse
Chair of the Audit Committee (2020–present)
Member of the Risk Committee (2020–present), Chair (ad interim) (2021)
Member of the Sustainability Advisory Committee (2021-present)
Member of the Governance and Nominations Committee (2020–present)
Member of the Conduct and Financial Crime Control Committee (2020–present)
Vice-Chair of the board of Credit Suisse International and Credit Suisse Securities (Europe) Ltd. (2022–present)
2018–2021	TSB Bank plc
Chairman (2019-2021)
Interim executive chairman (2018-2019)
2017–2019	Jardine Lloyd Thompson Group Plc
Non-executive director
Chair of the Remuneration Committee
Member of the Audit and Risk Committee
2015–2019	Deutsche Bank AG
Member of the Supervisory Board
Chair of the Audit Committee, member of the Risk Committee and member of the Strategy Committee
2014–2017	Legal & General Group Plc
Non-executive director
Chair of the Risk Committee
Member of the Audit and Remuneration Committee
2008–2014	3i Group Plc
Non-executive director and senior independent director
Chair of the Audit and Risk Committee
2002–2014	Standard Chartered Group plc
Group executive director
Finance director (2006-2014)
2000–2002	Barclays Plc
Group financial controller
COO of Wealth Management Division
1999–2000	Woolwich Plc, Group Finance Director
Prior to 1999	BZW (CSFB) (1996-1999)
Education
1983	UK Chartered Accountant, Institute of Chartered Accountants in England and Wales
1980	MA Modern History, Exeter College, Oxford
Other activities and functions
NHS England, chair, effective March 25, 2022
Hastings Educational Opportunity Area, chair
Kai S. Nargolwala
Born 1950
Singaporean Citizen
Board member since 2013

Professional history
2008–present	Credit Suisse
Chairman of the Compensation Committee (2017–present), Member (2014–present)
Member of the Risk Committee (2021–present, 2013–2017)
Member of the Governance and Nominations Committee (2017-present)
Member of the Conduct and Financial Crime Control Committee (2019–present)
Member of the Innovation and Technology Committee (2015–2021)
Non-executive chairman of Credit Suisse’s Asia-Pacific region (2010–2011)
Member of the Executive Board (2008–2010)
CEO of Credit Suisse Asia Pacific region (2008–2010)
1998–2007	Standard Chartered plc, main board executive director
Prior to 1998	Bank of America
Group executive vice president and head of Asia Wholesale Banking group in Hong Kong (1990–1995)
Head of High Technology Industry group in San Francisco and New York (1984–1990)
Various management and other positions in the UK (1976–1984)
1970–1976	Peat Marwick Mitchell & Co., London, accountant (1970–1976)
Education
1974	Fellow of the Institute of Chartered Accountants (FCA), England and Wales
1969	BA in Economics, University of Delhi
Other activities and functions
Sustainable Infrastructure Capital Pte. Ltd., chairman
Sustainable Infrastructure Capital Fund Management Pte. Ltd., non-executive director
PSA International Pte. Ltd. Singapore, non-executive director
Singapore Pools (Private) Limited, chairman
65 EQUITY PARTNERS PTE. LTD., chairman
Singapore Institute of Directors, fellow

Ana Paula Pessoa
Born 1967
Brazilian Citizen
Board member since 2018

Professional history
2018–present	Credit Suisse
Chair of Brazil Advisory Board (2022–present)
Member of the Conduct and Financial Crime Control Committee (2019–present)
Member of the Audit Committee (2018–present)
Chair of Credit Suisse Bank (Europe), S.A. (2021)
Member of the Innovation and Technology Committee (2018–2021)
2020–present	Avanti Ltda, Partner
2015–2017	Olympic & Paralympic Games 2016, CFO of Organising Committee
2012–2015	Brunswick Group, Managing partner of Brazilian branch
2001–2011	Infoglobo Newspaper Group, CFO and innovation director
1993–2001	Globo Organizations, senior management positions in several media divisions
Education
1991	MA, FRI (Development Economics), Stanford University, California
1988	BA, Economics and International Relations, Stanford University, California
Other activities and functions
Cosan, board member (Listed company)
Suzano Pulp and Paper, board member (Listed company)
Vinci Group, board member (Listed company)
News Corporation, board member (Listed company)
Kunumi AI, board member and investor
Global Advisory Council for Stanford University, member
Instituto Atlántico de Gobierno, advisory board member
Fundação Roberto Marinho, member of the audit committee
Severin Schwan
Born 1967
Austrian, German and Swiss Citizen
Board member since 2014
Vice-Chair of the Board Lead Independent Director

Professional history
2014–present	Credit Suisse
Vice-Chair and Lead Independent Director (2017–present)
Member of the Governance and Nominations Committee (2017–present)
Member of the Risk Committee (2014–present)
Member of the board of Credit Suisse (Schweiz) AG (Swiss subsidiary) (2015–2017)
1993–present	Roche Group (Listed company)
CEO (2008–present)
Member of the board of directors of Roche Holding Ltd. (2013–present)
CEO Division Roche Diagnostics (2006–2008)
Head Asia Pacific Region, Roche Diagnostics Singapore (2004–2006)
Head Global Finance & Services, Roche Diagnostics Basel (2000–2004)
Various management and other positions with Roche Germany, Belgium and Switzerland (1993–2000)
Education
1993	Doctor of Law, University of Innsbruck, Austria
1991	Master’s degrees in Economics and Law, University of Innsbruck, Austria
Other activities and functions
International Business Leaders Advisory Council for the Mayor of Shanghai, vice-chairman

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

Secretary of the Board
Joan E. Belzer, born 1965, Swiss and US citizen

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
Executive Board changes
The Group announced a number of changes to the Executive Board in 2021. On March 18, 2021, Ulrich Körner was appointed CEO of Asset Management and Executive Board member, effective April 1, 2021. From that date, the Asset Management business was separated from the International Wealth Management division and managed as a new division. Joachim Oechslin, former Senior Advisor and Chief of Staff to the CEO, was appointed Chief Risk Officer ad interim and Executive Board member, effective as of April 6, 2021. Brian Chin, former CEO of the Investment Bank, and Lara Warner, at the time Chief Risk and Compliance Officer, both stepped down from their roles as of April 30, 2021 and April 6, 2021, respectively. As of May 1, 2021, Christian Meissner, former Co-Head of IWM Investment Banking Advisory and Vice-Chair of Investment Banking, was appointed the new CEO of the Investment Bank and an Executive Board member. On July 5, 2021, Credit Suisse Group AG announced the appointment of a Chief Technology & Operations Officer, Joanne Hannaford, effective January 1, 2022. She succeeded James Walker, who became the deputy CEO of our major subsidiary Credit Suisse Holdings (USA), Inc. On July 27, 2021, Credit Suisse Group AG announced the appointment of David Wildermuth, who became Chief Risk Officer, effective January 1, 2022. On September 8, 2021, Credit Suisse Group AG announced two internal appointments to the Executive Board of Credit Suisse Group. Rafael Lopez Lorenzo, former Global Head of Group Internal Audit was appointed Chief Compliance Officer and an Executive Board member, effective October 1, 2021. Christine Graeff was appointed Global Head of Human Resources and an Executive Board member as of February 1, 2022, succeeding Antoinette Poschung, who retired at the end of January 2022.
Following the Group strategy review and in connection with the new organizational structure, further changes to the Executive Board were announced. The following new and existing Executive Board members were appointed in their divisional and regional functions: Francesco De Ferrari as CEO of the Wealth Management division and ad interim CEO of the Europe, Middle East and Africa (EMEA) region, Christian Meissner as CEO of the Investment Bank division and CEO of the Americas region, André Helfenstein as CEO of the Swiss Bank division and CEO of the Switzerland region, Ulrich Körner as CEO of the Asset Management division and Helman Sitohang as CEO of the Asia Pacific region, all effective January 1, 2022. Furthermore, we announced that Lydie Hudson was stepping down from the Executive Board as of December 31, 2021, due to the decision to reintegrate parts of the Sustainability, Research & Investment Solutions (SRI) organization into the Wealth Management and Investment Banking divisions.
Members of the Executive Board as of December 31, 2021
	Executive Board member since	Role
Thomas P. Gottstein, Chief Executive Officer	2015	Group CEO
Romeo Cerutti, General Counsel	2009	Corporate Function Head
André Helfenstein, CEO Swiss Universal Bank	2020	Divisional Head
Lydie Hudson, CEO Sustainability, Research & Investment Solutions	2019	Corporate Function Head
Ulrich Körner, CEO Asset Management	2021	Divisional Head
Rafael Lopez Lorenzo, Chief Compliance Officer	2021	Corporate Function Head
David R. Mathers, Chief Financial Officer	2010	Corporate Function Head
Christian Meissner, CEO Investment Bank	2021	Divisional Head
Joachim Oechslin, Chief Risk Officer (ad interim)	2021	Corporate Function Head
Antoinette Poschung, Global Head of Human Resources	2019	Corporate Function Head
Helman Sitohang, CEO Asia Pacific	2015	Divisional Head
James B. Walker, Chief Operating Officer	2019	Corporate Function Head
Philipp Wehle, CEO International Wealth Management	2019	Divisional Head

Members of the Executive Board as of January 1, 2022
	Executive Board member since	Role
Thomas P. Gottstein, Chief Executive Officer	2015	Group CEO
Romeo Cerutti, General Counsel	2009	Corporate Function Head
Francesco De Ferrari, CEO Wealth Management and CEO Region Europe, Middle East and Africa (ad interim)	2022	Divisional Head / Regional Head
Christine Graeff, Global Head of Human Resources [1]	2022	Corporate Function Head
Joanne Hannaford, Chief Technology & Operations Officer	2022	Corporate Function Head
André Helfenstein, CEO Swiss Bank and CEO Region Switzerland	2020	Divisional Head / Regional Head
Ulrich Körner, CEO Asset Management	2021	Divisional Head
Rafael Lopez Lorenzo, Chief Compliance Officer	2021	Corporate Function Head
David R. Mathers, Chief Financial Officer	2010	Corporate Function Head
Christian Meissner, CEO Investment Bank and CEO Region Americas	2021	Divisional Head / Regional Head
Helman Sitohang, CEO Region Asia Pacific	2015	Regional Head
David Wildermuth, Chief Risk Officer	2022	Corporate Function Head
Antoinette Poschung stepped down from the Executive Board as of January 31, 2022.
1 Effective as of February 1, 2022.
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
Executive Board committees
Following a governance reorganization of our Credit Suisse Risk function in 2021, the set-up of Executive Board committees has been re-structured and new committees established. The Executive Board has several standing committees, which meet periodically throughout the year and/or as required. These committees are:
■ Executive Board Risk Management Committee (ExB RMC): co-chaired by the Group’s CEO, CRO and CCO: Replaces the Internal Control System and Position & Client Risk cycles of the former Capital Allocation and Risk Management Committee (CARMC) and the former Executive Board Risk Forum. The ExB RMC is primarily responsible for steering and monitoring the development and execution of the Group’s risk strategy, approving risk appetite across all risk types for the Group and its divisions, as well as reviewing the aggregate and highest risk exposures, major risk concentrations and key non-financial risks. The ExB RMC approves risk limit applications that require final approval by the Risk Committee or the Board. The ExB RMC is also responsible for assessing the appropriateness and efficiency of the internal control system and serves as an escalation point for risk issues raised by subordinated risk committees or Executive Board members.
■ Group Capital Allocation and Liability Management Committee (Group CALMC) replaces the Asset & Liability Management cycle of the former CARMC. Group CALMC reviews the funding and balance sheet trends and activities, plans and monitors regulatory and business liquidity requirements and internal and regulatory capital adequacy. Group CALMC also reviews and proposes the contingency funding plan for approval by the Board, reviews the position taking of interest rate risk in the banking book and decides on changes in approaches relating to investment of own equity. Further, it sets internal targets, approves and reviews adherence to internal targets for capital allocation, funding, liquidity and capital management actions, including the review and monitoring of share repurchases.
■ The Credit Suisse AG Parent Capital Allocation, Liability and Risk Management Committee (Credit Suisse AG Parent CALRMC) reviews the capital, liquidity and funding trends and activities of Credit Suisse AG (Bank parent company). The CS AG Parent CALRMC reviews and challenges the financial and capital plans of major subsidiaries of the Bank parent company, including key risks and key dependencies, such as dividends or other capital repatriations from the major subsidiaries to the Bank parent company, ahead of approvals by the respective subsidiary governance bodies. The committee also monitors and reviews the Bank parent company’s aggregate risk profile, in particular the Bank parent company-specific vulnerabilities, and approves risk appetite for the Bank parent company and its branches.
■ Valuation Risk Management Committee (VARMC): the VARMC is responsible for establishing policies regarding the valuation of certain material assets and the policies and calculation methodologies applied in the valuation process. Further, the VARMC is responsible for monitoring and assessing valuation risks, reviewing inventory valuation conclusions and directing the resolution of significant valuation issues.
■ Group Conduct Board (GCB): the GCB (co-chaired by the Global Head of Human Resources together with one of the other Executive Board members appointed to the GCB on an annually rotating basis) is responsible for overseeing conduct matters and ensuring consistency and alignment of practices across the Group. The GCB oversees the global disciplinary process and measures and serves as a review panel to consider potential significant events and individual compensation. The GCB also reviews findings from conduct related investigations and considers these in the context of determining disciplinary outcomes.
The GCB also oversees the activities of the conduct and ethics ombudsperson. The ombudsperson is accountable directly to the CEO and the GCB. The ombudsperson’s role is to serve as a point of immediate escalation when sexual harassment claims arise and to ensure there is appropriate awareness of and attention to such claims. The ombudsperson works with our Compliance, General Counsel and Human Resources functions as well as our business divisions to review our relevant global training programs, policies and protocols, so that they can be further enhanced as part of our efforts to prevent sexual harassment at work and to make sure all cases are managed in a fair, accurate and consistent way within our global framework.
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
Chief Executive Officer of the Group (2020–present)
Member of the Sustainability Advisory Committee (2021–present)
Member of the board of Credit Suisse (Schweiz) AG (Swiss subsidiary) (2020–present)
CEO Credit Suisse (Schweiz) AG (2016–2020)
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
Other activities and functions
Credit Suisse Foundation, foundation board member
digitalswitzerland Association, association member and member of the steering committee
Swiss Bankers Association, board member and member of the audit committee
Swiss-American Chamber of Commerce, board member
International Business Council of the World Economic Forum, member
CNBC ESG Council, member
2030 Water Resource Group, member
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
Other activities and functions
Vifor Pharma Ltd., vice-chairman (Listed company)
Swiss Finance Institute (SFI), chairman
Swiss-American Chamber of Commerce, legal group member
Ulrico Hoepli Foundation, board of trustees member

Francesco De Ferrari
Born 1969
Swiss and Italian Citizen
Member since 2022
CEO Wealth Management (as of January 1, 2022)

Professional history
2022–present	Credit Suisse
CEO Wealth Management (2022–present)
CEO EMEA (ad interim) (2022–present)
2018–2021	AMP
CEO & Managing Director, AMP Capital (2020–2021)
CEO & Managing Director, AMP Limited (2020–2021)
2002–2018	Credit Suisse
CEO, South East Asia and Frontier Markets (2015–2018)
CEO, Private Banking Asia Pacific (2012–2018)
CEO, Private Banking Italy (2008–2011)
Business COO, Private Banking EMEA (2007–2008)
Various Management and other Positions with Credit Suisse Italy (2002–2006)
1999–2001	B2Vision & ASPESI Spa, Founder
1996–1999	McKinsey & Company, Engagement manager
1993–1995	Nestlé, Internal Audit, International Management Training Program
1990–1992	Deloitte & Touche, Financial auditor
Education
1996	MBA, INSEAD, Fontainebleau, France
1990	Bachelor of Arts in Economics and International Business, New York University, US
Other activities and functions
Mr. De Ferrari currently does not hold directorships in other organizations.
Christine Graeff
Born 1973
French and German citizen
Member since 2022
Global Head of Human Resources (as of February 1, 2022)

Professional history
2021–present	Credit Suisse
Global Head of Human Resources (2022–present)
Group Head of Corporate Communications and Deputy Head of Human Resources (2021–2022)
2013–2020	European Central Bank, Director General of Communications
2001–2013	Brunswick Group GmbH, Partner & Managing Director
1999–2001	Burson-Marsteller, Financial Services and Investor Relations Practice
1996–1999	Dresdner Kleinwort Benson, Corporate Finance Analyst, M&A
Education
1998	Securities Institute Diploma and SFA, Chartered Institute for Securities & Investment (CISI), UK
1995	Bachelor of Arts in European Business Administration, European Partnership of Business Schools (EPBS), London and Reims
Other activities and functions
Atlantik-Brücke, advisory board member
Patronatsverein für die Städtischen Bühnen Frankfurt, member
The English Theater Frankfurt, chair
Communication Quadriga University, member of the advisory board

Joanne Hannaford
Born 1970
British Citizen
Member since 2022
Chief Technology & Operations Officer (as of January 1, 2022)

Professional history
2022–present	Credit Suisse
Chief Technology & Operations Officer (2022–present)
1997–2022	Goldman Sachs
Partner and Global Co-Head of Platform Engineering, EMEA Head of Engineering and Global Head of Regulatory Engineering (2013–2021)
Global Head of Corporate and Operations Technology (2016–2017)
Partner & Co-Head of Enterprise Platforms (2013–2016)
Managing Director & Global Head of Compliance and Legal Technology (2001–2013)
Vice President, Statistical Engineer and Investment Research (1997–2001)
1994–1997	NatWest Bank
Executive Director, Global Volume Trading Systems
Prior to 1994	UBS (1993–1994)
Merrill Lynch (1992–1993)
Education
1992	Bachelor of Science in Computer Science, Staffordshire University, UK
1990	BTEC Higher National Diploma (HND) in Computer Science, Anglia Ruskin University, UK
Other activities and functions
Royal Society Science, Industry and Translation Committee, member
British Army Staff Corp, major
Founders4Schools Charity, member of the Board of Trustees
British Computer Society, fellow
André Helfenstein
Born 1967
Swiss and British Citizen
Member since 2020
CEO Swiss Bank (until December 31, 2021 CEO Swiss Universal Bank)

Professional history
2007–present	Credit Suisse
CEO Swiss Bank (2022–present)
CEO Region Switzerland (2022–present)
CEO Swiss Universal Bank (2020–2021)
CEO Credit Suisse (Schweiz) AG (2020–present)
Head of Institutional Clients, Swiss Universal Bank (2017–2020)
Credit Suisse (Schweiz) AG, member of the executive board (2016–present)
Swiss Universal Bank, member of the management committee (2015–2021)
Head Corporate & Institutional Clients, Swiss Universal Bank (2015–2017)
Private & Wealth Management organization in Switzerland: Head Private Banking Clients, Region Zurich and Region Head Zurich (2013–2015)
Private & Wealth Management organization in Switzerland: Head Private Clients, Region Zurich (2010–2013)
Head Products, Sales & Pricing, Private Banking (2007–2010)
1996–2007	The Boston Consulting Group (BCG) (1996–1997 and 2003–2007 in Zurich, 1998–2003 in New York)
Partner & Managing Director (2005–2007)
Consultant (1996–2005)
1993–1995	STB Unternehmensentwicklungen AG (VZ VermögensZentrum AG), Associate
Education
1992	Master's Degree in Business, University of St. Gallen
1990	Certificate in Psychology/Sociology, Université de la Sorbonne
Other activities and functions
Pension Fund CS Group (Schweiz), foundation board member
Pension Fund 2 CS Group (Schweiz), foundation board member
Credit Suisse Foundation, foundation board member
FINMA Private Banking Panel, member
SIX Group AG, board and risk committee member
Swiss Entrepreneurs Foundation, foundation board member
Europa Forum Luzern, steering committee member
University of St. Gallen – Center for Financial Services Innovation, advisory board member
Venture Incubator AG, board vice chairman
Swiss-American Chamber of Commerce, member

Ulrich Körner
Born 1962
German and Swiss Citizen
Member since 2021
CEO Asset Management

Professional history
2021–present	Credit Suisse
CEO Asset Management (2021–present)
2009–2020	UBS
Member of the Group Executive Board (2009–2019)
Senior Advisor to the CEO of UBS Group (2019–2020)
CEO of UBS Asset Management (2014–2019)
CEO of UBS Europe, Middle East & Africa (2011–2019)
Group Chief Operating Officer, CEO Corporate Center (2009–2013)
1998–2009	Credit Suisse
Member of the Group Executive Board (1998–2009)
CEO Switzerland (2006–2008)
Credit Suisse/Credit Suisse Financial Services, CFO (2002–2005), COO (2004–2005)
CEO Technology and Services (2000–2001)
CFO Switzerland (1998–2000)
Prior to 1998	McKinsey & Company, Senior Engagement Manager
Revisuisse, Price Waterhouse, Auditor
Education
1993	PhD in Economics, University of St. Gallen
1988	Master’s degree in Economics, University of St. Gallen
Other activities and functions
Lyceum Alpinum Zuoz AG, vice chairman of the board of directors (Listed company)
Rafael Lopez Lorenzo
Born 1975
Spanish Citizen
Member since 2021
Chief Compliance Officer

Professional history
2015–present	Credit Suisse
Chief Compliance Officer (2021–present)
Chief Audit Executive/Global Head of Group Internal Audit (2017–2021)
Chief Auditor of Technology, Operations, Data and Change (2015–2016)
2003–2015	J.P. Morgan Chase & Co.
Global Head of Corporate & Investment Bank, Risk, Chief Investment Office & Treasury Technology Audit (2012–2015)
Global Head of Investment Bank Technology and Operations Audit (2010–2012)
Regional Head of Latin America Audit (2007–2010)
Investment Banking Technology Audit (2003–2007)
2000–2003	PricewaterhouseCoopers (PwC), Senior Associate – Management and Risk Consulting
Education
2000	Master’s in European Business, École Supérieure de Commerce de Paris
1998	Degree in Economics and Business Administration, University of Huelva, Spain
Other activities and functions
Mr. Lopez Lorenzo currently does not hold directorships in other organizations.

David R. Mathers
Born 1965
British Citizen
Member since 2010
Chief Financial Officer

Professional history
1998–present	Credit Suisse
Chief Financial Officer (2010–present)
CEO of Credit Suisse International and Credit Suisse Securities (Europe) Limited (UK subsidiaries) (2016–present)
Chair of Asset Resolution Unit (2019–present)
Head of Strategic Resolution Unit (2015–2018)
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
Other activities and functions
European CFO Network, member
Women in Science & Engineering (WISE) program and academic awards and grants at Robinson College, Cambridge, sponsor
TheCityUK, leadership council member
Royal Horticultural Society, advisory plant committee member
Various other charitable and conservation commitments
Christian Meissner
Born 1969
Austrian Citizen
Member since 2021
CEO Investment Bank

Professional history
2020–present	Credit Suisse
CEO Investment Bank (2021–present)
CEO Region Americas (2022–present)
Vice-Chair Investment Banking & Co-Head IWM Investment Banking Advisory of Credit Suisse Securities (USA) LLC (US subsidiary) (2020–2021)
2019–2020	Meissner Partners LLC, Founding Partner
2010–2019	Bank of America Merrill Lynch
Head of Global Corporate & Investment Banking (2012–2019)
Co-Head of Global Corporate & Investment Banking (2011–2012)
Head of Investment Banking EMEA (2010–2011)
2008–2010	Nomura International plc, Deputy Global Head of Investment Banking
2004–2008	Lehman Brothers International Ltd.
Co-Chief Executive Officer EMEA (2008)
Co-Head of Investment Banking EMEA (2006–2008)
Head of Investment Banking Germany, Austria & Switzerland (2004–2006)
1994–2004	Goldman Sachs International
Partner (2002–2004)
Co-Head of European Equity Capital Markets (2001–2004)
Analyst/Associate in Equity Capital Markets (1994–2000)
Prior to 1994	Deutsche Bank AG
Morgan Stanley & Co.
Education
1990	Bachelor of Arts in European History, Princeton University
Other activities and functions
Holtzbrinck Publishing Group, member of the supervisory board

Helman Sitohang
Born 1965
Singaporean Citizen
Member since 2015
CEO Asia Pacific

Professional history
1999–present	Credit Suisse
CEO Region Asia Pacific (2022–present)
CEO Asia Pacific (2015–2021)
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
Other activities and functions
Credit Suisse Foundation, foundation board member
Room to Read Singapore Ltd., regional board member, SEA board chairman
David Wildermuth
Born 1964
US Citizen
Member since 2022
Chief Risk Officer (as of January 1, 2022)

Professional history
2022–present	Credit Suisse
Chief Risk Officer (2022–present)
1997–2022	Goldman Sachs
Deputy Chief Risk Officer (2015–2022)
Partner (2010–2022)
Global Chief Credit Officer & Global Head Credit Risk Management and Advisory (2012–2018)
Chief Risk Officer EMEA & Global Chief Credit Officer (2008–2012)
Managing Director, Risk Management (2001–2008)
Vice President Credit Risk (1997–2001)
1987–1997	ABN AMRO Bank
Various Roles in Corporate Finance, Leveraged Finance, Real Estate Finance and Credit Management
Education
1986	Bachelor of Arts in Economics and Computer Science, Dartmouth College, US
Other activities and functions
East Harlem Scholars Academy, Member of the Board of Trustees

Former Executive Board members serving in 2021
Lydie Hudson
Born 1979
US Citizen
Member since 2019
CEO Sustainability, Research & Investment Solutions (until December 31, 2021)

Professional history
2008–present	Credit Suisse
CEO Sustainability, Research & Investment Solutions (2020–2021)
Member of the Sustainability Advisory Committee (2021)
Chief Compliance and Regulatory Affairs Officer (2020)
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
Other activities and functions
Women's Leadership Board, Harvard, board member
Good Shepherd Services, board member
World Economic Forum, young global leader
Joachim Oechslin
Born 1970
Swiss Citizen
Member since 2021
Chief Risk Officer (ad interim) (until December 31, 2021)

Professional history
2014–present	Credit Suisse
Chief Risk Officer (ad interim) (2021)
Member of the Board of Credit Suisse Holdings (USA), Inc., Credit Suisse (USA), Inc. and Credit Suisse Securities (USA) LLC (US subsidiaries) (2021–present, 2016–2019)
Senior Advisor (2019–2021) and Chief of Staff to the CEO of Credit Suisse Group (2020–2021)
Chief Risk Officer (2014–2019)
2007–2013	Munich Re Group, Chief Risk Officer
2007	AXA Group, Deputy Chief Risk Officer
2001–2006	Winterthur Insurance Company
Member of the Executive Board (2006)
Chief Risk Officer (2003–2006)
Head of Risk Management (2001–2003)
1998–2001	McKinsey & Company, Consultant
Education
1998	Licentiate/Master of Science in Mathematics, Swiss Federal Institute of Technology (ETH), Zurich
1994	Engineering degree, Higher Technical Institute (HTL), Winterthur
Other activities and functions
Swiss Re, board member (Listed company)
Pension Fund CS Group (Schweiz), foundation board member
Pension Fund 2 CS Group (Schweiz), foundation board member

Antoinette Poschung
Born 1956
Swiss Citizen
Member since 2019
Global Head of Human Resources (until January 31, 2022)

Professional history
2008–2022	Credit Suisse
Global Head of Human Resources (2019–2022)
Conduct and Ethics Ombudswoman (2018–2022)
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
Other activities and functions
Credit Suisse Foundation, foundation board member
D. Swarovski KG, advisor
James B. Walker
Born 1965
British and US Citizen
Member since 2019
Chief Operating Officer (until December 31, 2021)

Professional history
2009–present	Credit Suisse
Chief Operating Officer (2019–2021)
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
CFO, Global Markets & Investment Banking, New York (2005–2007)
CFO, Global Equities and Fixed Income, New York (2003–2005)
CFO, Global Fixed Income, New York (2002–2003)
CFO, Securities Services Division, New York (2000–2002)
Various senior management positions, Hong Kong and London (1994–2000)
1986–1994	Morgan Stanley, various finance and derivative finance roles, London and Tokyo
Education
1986	Postgraduate Diploma in Finance, University of Stirling
1985	Bachelor of Science in Mathematics, University of Glasgow
Other activities and functions
Mr. Walker currently does not hold directorships in other organizations.

Philipp Wehle
Born 1974
German Citizen
Member since 2019
CEO International Wealth Management (until December 31, 2021)

Professional history
2005–present	Credit Suisse
CEO International Wealth Management (2019–2021)
CFO International Wealth Management (2015–2019)
Head of Finance Private Banking Coverage (2015)
Head of Financial Management Region & Wealth Management Switzerland (2013–2014)
Head of Financial Management Private Banking Asia Pacific (2011–2012)
Head of Controlling Private Banking Switzerland (2007–2011)
Senior Project Manager, Business Development Private Banking Switzerland (2005–2007)
2001–2005	Consart Management Consultants, Consultant/Project Manager
Education
2001	Master's Degree in Economics, University of Bonn, Germany
Other activities and functions
Credit Suisse Foundation, foundation board member
Former members of the Executive Board
Information about former members of the Executive Board is available on our website at credit-suisse.com/annualreporting.

Audit
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
Our principal external auditor is PwC, Birchstrasse 160, 8050 Zurich, Switzerland. The mandate was first given to PwC for the fiscal year ending December 31, 2020. The Group is not subject to mandatory external audit firm rotation requirements; however, the lead audit partners are subject to periodic rotation requirements. Audit partner rotation is key to ensuring the highest level of audit quality. In general, audit partners with key roles or signing obligations for the Group or material Group entities are subject to a maximum of five years of service. Audit partners with roles overseeing non-material Group entities or serving a supplemental role are subject to a maximum of seven years of service. Specialist partners, including, but not limited to, IT, valuation, tax and forensic areas are not subject to mandated rotation. The lead Group engagement partners are Matthew Falconer, Global Lead Partner, Matthew Goldman, Group Engagement Partner and Andrin Bernet, Lead Regulatory Audit Partner.
> Refer to “Audit Committee” in Board of Directors – Board committees for further information.
Governance
The Audit Committee monitors and pre-approves the fees to be paid to the principal external auditor for its services. It has developed and approved a policy on the engagement of public accounting firms that is designed to help ensure that the independence of the external auditor is maintained at all times.
The policy limits the scope of services that the principal external auditor may provide to us or any of our subsidiaries in connection with its audit and stipulates certain permissible types of non-audit services, including audit-related services and tax services that have been pre-approved by the Audit Committee. The principal external auditor is required to report periodically to the Audit Committee about the scope of the services it has provided and the fees for the services it has performed to date. The principal external auditor also provides a report as to its independence to the Audit Committee at least once a year. In accordance with our pre-approval policy and as in prior years, all non-audit services provided in 2021 were pre-approved.
The fees paid to PwC as the Group’s principal external auditors for the financial year 2021 and 2020 are provided in the following table.
Fees paid to the principal external auditor
for financial year	2021	2020	% change
Fees (CHF million)
Audit services [1]	69.2	58.1	19
Audit-related services [2]	2.7	2.5	8
Tax services [3]	0.3	0.2	50
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
Special auditor
The 2021 AGM re-elected, pursuant to Art. 21 of our AoA, the firm BDO AG, Fabrikstrasse 50, 8031 Zurich, Switzerland, as special auditor for the purposes of issuing the legally required report for capital increases in accordance with Article 652f of the Swiss Code of Obligations, mainly relating to the valuation of companies in consideration of the qualified capital increases involving contributions in kind. BDO AG did not provide any such services in 2021 and 2020.

Additional information
Banking relationships with Board and Executive Board members and related party transactions
The Group is a global financial services provider. Many of the members of the Board and the Executive Board, their close family members or companies associated with them maintain banking relationships with us. The Group or any of its banking subsidiaries may from time to time enter into financing and other banking agreements with companies in which current members of the Board or the Executive Board have a significant influence as defined by the SEC, such as holding executive and/or board level roles in these companies. During 2021 and early 2022, there were no transactions with members of the Board or the Executive Board and such companies that were not in the ordinary course of business and entered into on an arm’s length basis. Also, unless otherwise noted, all loans to members of the Board, members of the Executive Board, their close family members or companies associated with them were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and did not involve more than the normal risk of collectability or present other unfavorable features. As of December 31, 2021, 2020 and 2019, there were no loan exposures to such related parties that were not made in the ordinary course of business and at prevailing market conditions.
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
In connection with our primary listing on the SIX Swiss Exchange, we are subject to the Directive on Information relating to Corporate Governance, dated June 18, 2021 (in effect since October 1, 2021). Our shares are also listed on the NYSE in the form of ADS and certain of the Bank’s exchange traded notes are listed on Nasdaq. As a result, we are subject to certain US rules and regulations. We adhere to the NYSE’s and Nasdaq’s corporate governance listing standards (NYSE and Nasdaq standards), with a few exceptions where the rules are not applicable to foreign private issuers.

Regulations
The following are the significant differences between Credit Suisse corporate governance standards and the corporate governance standards applicable to US domestic issuers listed on the NYSE and Nasdaq:
Topic

NYSE and Nasdaq standards

Swiss standards
Approval of employee benefit plans

The NYSE and Nasdaq require shareholder approval of the establishment of, and material revisions to, certain equity compensation plans.

Swiss law requires shareholder approval of the creation of conditional capital used for the issuance of shares for employee benefit plans and other equity compensation plans, as well as approval of the remuneration of executives, but does not require shareholder approval of the terms of such plans.
Risk assessment and management

The NYSE allocates the responsibility for the discussion of guidelines and policies governing the process by which risk assessment and risk management is undertaken to the Audit Committee.

At the Group, these duties are assumed by the Risk Committee, in line with Swiss regulatory standards and expectations. Whereas our Audit Committee members satisfy the NYSE as well as Nasdaq independence requirements, our Risk Committee may include a minority of non-independent members.
Independence of nominating and corporate Governance Committee

The NYSE and Nasdaq require that all members of the nominating and corporate governance committee be independent.

The Group’s Governance and Nominations Committee is currently composed entirely of independent members, but according to its charter, may include non-independent members.
Reporting

The NYSE requires that certain board committees report specified information directly to shareholders.

Under Swiss law, only the Board reports directly to the shareholders, and the committees submit their reports to the full Board.
Appointment of the external auditor

The NYSE and Nasdaq require that an Audit Committee of a listed company comply with and have the authority necessary to comply with the requirements of Rule 10A-3 of the Securities Exchange Act of 1934. Rule 10A-3 requires the Audit Committee to be directly responsible for the appointment, compensation, retention and oversight of the external auditor unless there is a conflicting requirement under home country law.

Under Swiss law, the appointment of the external auditor must be approved by the shareholders at the AGM based on the proposal of the Board, upon the recommendation of the Audit Committee.
Audit Committee charter

The Nasdaq requires the Audit Committee to review and assess the adequacy of its charter on an annual basis.

Our Audit Committee’s charter only requires review and assessment from time to time in accordance with applicable Swiss laws.
Executive sessions

The NYSE and Nasdaq require the board of directors to meet regularly in executive sessions composed solely of independent directors. Our Board meets regularly in executive sessions comprising all directors, including any directors determined not to be independent. However, if any item discussed at the meeting raises a conflict of interest for any of our directors, such director may not participate in the related decision making.

In line with Swiss law, the Board does not include any directors who are also members of management.
Quorums

The Nasdaq requires that the company’s by-laws provide for a quorum of at least 33 1/3% of the outstanding shares of the company’s common stock for any meeting of the holders of common stock.

Consistent with Swiss corporate law, the Group’s AoA (Chapter IV, Section 1, The General Meeting of Shareholders, Art. 12), call for a quorum in certain instances, but do not require a quorum of 33 1/3% or greater of the holders of the outstanding shares of common stock for any meeting of shareholders.
Independence

The NYSE and Nasdaq specify thresholds for the maximum permissible amount of (i) direct compensation that can be paid by the company to a director or an immediate family member thereof, outside of such director’s directorship fees and other permitted payments; and (ii) payments between the company and another company at which such director or an immediate family member thereof is an executive officer, controlling shareholder, partner or employee.

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
Fees and charges for holders of ADS
In November 2016, the Group entered into a deposit agreement with The Bank of New York Mellon as depositary for the ADS (Depositary). In February 2022, the deposit agreement with The Bank of New York Mellon was extended for an additional five years, retroactively effective November 22, 2021. In accordance with the deposit agreement, the Depositary may charge holders of our ADS, either directly or indirectly, fees or charges up to the amounts described below.
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
Amounts paid by the Depositary to the Group
In 2021, in accordance with the deposit agreement, the Depositary made payments to the Group in an aggregated amount of USD 0.4 million, including for the reimbursement of expenses relating to its ADS program. The Depositary has also contractually agreed to provide certain ADS program-related services free of charge.
Under certain circumstances, including removal of the Depositary or termination of the ADS program by the Group, the Group is required to repay certain amounts paid to the Group and to compensate the Depositary for payments made or services provided on behalf of the Group.

[this page intentionally left blank]

V – Compensation
Compensation
Letter from the Chair of the Compensation Committee
Executive Board compensation
Group compensation
Board of Directors compensation
Compensation design
Compensation governance
Report of the Statutory Auditor

Compensation
Letter from the Chair of the Compensation Committee
Kai S. Nargolwala
Chair of the Compensation Committee
Dear shareholders
2021 has been an unprecedented and uniquely challenging year for Credit Suisse. Given this context, the Compensation Committee has engaged in some extremely difficult deliberations in trying to reach the most appropriate outcomes, carefully balancing the interests of our stakeholders.
Our discussions on these topics have been extensive, and it is very important for the Compensation Committee that we are transparent with you on how we have reached our decisions. In particular, we have had to balance considerations including the significant impacts of the Archegos and supply chain finance funds (SCFF) matters on our shareholders, clients and employees, the very strong underlying performance of many parts of our Group, and the extremely buoyant external market for talent and compensation.
As I am sure you will agree, it is essential that we continue to be able to attract, retain and motivate our employees to deliver our strategy and create sustainable value for all of our stakeholders. We have considered all aspects of our performance over 2021, while also ensuring we have the right talent and pay approaches going into 2022. The summary below and the detail provided in the remainder of this Compensation Report outline the rationale and the decisions we have ultimately reached.
Accountability for the Archegos and SCFF matters
As previously disclosed, there has been a significant impact on the compensation of the individuals directly concerned with these matters. We applied malus and clawback provisions of USD 70 million to deferred compensation of 23 individuals in relation to Archegos, and USD 43 million to 14 individuals in relation to SCFF. Downward adjustments of up to 100% of outstanding deferred compensation have been applied to those individuals closest to these matters.
In addition, the Compensation Committee considered that it was important to emphasize leadership accountability. As a result, Executive Board members had one full year of variable compensation cancelled, which consisted of the full cancellation of the 2020 short-term incentive (STI) and the forward-looking long-term incentive (LTI) that would have been awarded in 2021 (covering the performance period 2021-2023). This equated to lost compensation for the Executive Board of more than CHF 40 million. Executive Board variable compensation continues to be negatively impacted through the 2021 STI financial outcomes, as well as projected payouts under previously awarded LTI opportunities.
Across the Group as a whole, the impact of these matters has led to a significant reduction in the 2021 incentive pool, as described below. On top of this reduction, there have also been impacts linked to performance share awards granted in previous years. Performance share awards are deferred share awards that are subject to negative adjustment for example in the event of a divisional loss, further aligning employees with shareholders. Given the loss in the Investment Bank for 2021 as a result of Archegos, a negative adjustment has been applied to awards granted in prior years, with the negative financial impact to those employees of approximately CHF 68 million (based on award value at grant).
Underlying performance in 2021
We fully acknowledge the highly disappointing results for our shareholders in 2021. At the same time, the vast majority of our employees have worked diligently and delivered substantial progress and results in their respective areas of activities. As an indication, Group adjusted income before taxes excluding significant items and Archegos increased 51% compared with the prior year, and on this same basis the Investment Bank division has had an outstanding performance, with a 63% increase year over year.
> Refer to “Reconciliation of adjusted results” in II – Operating and financial review – Credit Suisse for further information.
Our employees have responded to these incidents, working closely with our regulators and remediating issues, while improving our risk and control environment, working through the structural implications of our new strategy and continuing to serve our clients.

Executive Board compensation
Compensation outcomes for 2021
Total aggregate Executive Board compensation for 2021 of CHF 38.6 million is comprised of:
■ CHF 30.0 million fixed compensation; and
■ CHF 8.6 million short-term incentive (STI) award, subject to shareholder approval at the 2022 Annual General Meeting (AGM).
There was no long-term incentive (LTI) award for 2021, given the proposal was withdrawn from the agenda of the 2021 AGM.
> Refer to “Executive Board compensation” for further information.
Total Executive Board fixed compensation increased by 4% compared with the prior year, mainly reflecting the changes to the composition of the Executive Board membership during 2021. Variable compensation decreased by 64% compared with 2020, mainly driven by the cancellation of the 2021 LTI. The performance of the 2021 STI was heavily impacted by Archegos, resulting in the financial performance targets (Group return on tangible equity (RoTE) and Group adjusted income before taxes) not being achieved. The non-financial objectives were assessed with a focus on risk and controls and differentiated across the Executive Board members. The individual Executive Board member payout levels for the non-financial component ranged from 33% to 90% of the maximum opportunity. The average payout of 69% reflects the Compensation Committee’s assessment of the Executive Board’s significant remediation efforts and the improvements implemented in the areas of risk and control, and that the scores of newly joined Executive Board members were not penalized for the Archegos/SCFF matters. As a result, the overall STI payout was 31% of the maximum opportunity. This compares with an overall STI payout of 48% for 2020 (before cancellation of the STI) and the 68% payout for the 2019 STI.
As previously disclosed, the cancellation of awards in the prior compensation round due to the Archegos matter resulted in more than CHF 40 million in lost value. In addition, the estimated value of the LTIs from prior years (2019 and 2020) has been significantly impaired.

Chief Executive Officer (CEO) compensation
Mr. Gottstein’s total compensation for 2021 of CHF 3.8 million was 43% lower than his compensation granted for the prior year. This decrease reflects the impact of Archegos on the 2021 STI outcome, as well as the cancellation of the 2021 LTI. Mr. Gottstein’s variable compensation for 2021 was 77% lower than in 2020.
In terms of realized compensation for 2021, the CEO received CHF 3.9 million, which comprised of CHF 2.7 million base salary, CHF 0.4 million non-deferred portion of the 2021 STI, and CHF 0.8 million of deferred compensation that settled in 2021 relating to his role prior to having been appointed CEO. The year over year increase in realized compensation reflects both the cancellation of the 2020 STI, as well as the delivery in 2021 of deferred compensation from historical awards.
> Refer to “Compensation of the Group CEO” in Executive Board compensation for further information.
Vesting of the 2019 LTI (2019-2021 performance cycle)
The maximum opportunity approved at the 2019 AGM for the 2019 LTI was CHF 57.5 million. Performance against the Group financial metrics and relative total shareholder return (RTSR) criteria as well as a qualitative assessment for the Executive Board member categorized as a UK Prudential Regulation Authority Material Risk Taker (UK PRA MRT) would have resulted in an overall outcome at 19% of the maximum opportunity for the original Executive Board members. Factoring in share price movements and changes to Executive Board composition, the estimated value of the 2019 LTI was CHF 4.7 million in aggregate for the ten award recipients, based on the share price at the end of 2021. The final value of the awards at delivery may differ from the value at the end of 2021 due to subsequent share price movement.
> Refer to “Executive Board compensation” for further information.
Review of our Executive Board compensation framework and shareholder engagement
With the announcement of the revised Group strategy in November 2021, the Compensation Committee has undertaken a comprehensive review of the Executive Board compensation framework to ensure it continues to motivate and incentivize management appropriately. As a result of this review and taking into account feedback from many of our key shareholders and proxy advisers with whom I had the opportunity to meet, a new approach is effective from performance year 2022 onwards. I appreciate the open discussions and feedback that we received.
The proposed framework changes are anchored in the following core principles:
■ Simplicity and transparency: moving to a single variable compensation framework with a 70% weighting on pre-defined quantitative financial performance measures, and a 30% weighting on measurable ESG-related factors reflected in the three non-financial performance categories: Risk and Control; Values and Culture, and Sustainability.
■ Accountability, risk and control:compensation outcomes aligned to our improved risk and control practices.
■ Pay-for-performance: compensation outcomes directly and demonstrably linked to prior year performance.
■ Shareholder and debtholder alignment: variable compensation delivered at least 70% in deferred shares subject to multi-year underpins to ensure longer-term alignment; introduction of contingent capital awards (CCA) instead of deferred cash under the previous design; and higher minimum shareholding requirements – 1,000,000 shares for the Group CEO (from 500,000) and Investment Bank CEO (from 300,000), and 500,000 shares for other Executive Board members (from

300,000), where Executive Board members will not be permitted to sell shares other than to satisfy tax obligations until they reach the revised thresholds.
The approach to annual compensation will change from 2022, with the introduction of an overall incentive pool covering both the short-term and long-term awards. The aggregate pool will be determined based on the achievement of annual financial and non-financial performance objectives set at the beginning of the year, and the total pool amount will be subject to a cap of 2% of Group income before taxes excluding any items that the Compensation Committee determines are not reflective of underlying performance. There will no longer be a concept of a Short-Term Incentive or a Long-Term Incentive. Instead, the Executive Board variable incentive pool will be allocated to individual Executive Board members based on their performance against individual scorecards, which incorporate financial and non-financial measures at a Group and divisional/functional level. A minimum of 70% of Executive Board variable incentive awards will be granted in the form of share awards, which is a greater proportion in shares than under the previous design. The share awards will contain underpins that reflect the underlying financial health and stability of the Group and will have vesting dates on the third, fourth and fifth anniversaries of the award’s grant date. The remaining portion of Executive Board variable incentive awards will be in the form of non-deferred cash and CCA that vest on the third anniversary of the grant date (instead of the previous deferred cash component), which is aligned to awards received by the broader employee population as well as to the interests of the Group’s debtholders. The aggregate amount of an Executive Board member’s variable incentive award that is granted in the form of non-deferred cash and CCA cannot exceed CHF 2 million.
One of the main changes under this new approach is that any amounts awarded in the form of longer-term share awards will have been aligned to performance at grant as part of the incentive pool determination process described above. In addition, longer-term share awards will also align to Group performance throughout the five-year vesting period, both through share price alignment as well as through additional underpins. The following diagram summarizes the key themes and elements of the revised compensation design.
Rather than having maximum variable incentive award values based on a multiple of base salary, as under the old STI and LTI plans, each Executive Board member will be provided with an individual total target variable compensation figure, which will be delivered if the Compensation Committee determines the financial and non-financial performance objectives are met. The target variable compensation level for each Executive Board member will be established for 2022 by reference to previous individual compensation levels under the old STI and LTI plans, taking into account a 50% discount on the previous maximum opportunity to recognize greater certainty under the share award. Achievement of the threshold, target and maximum performance levels would result in payouts of 50%, 100% and 150% of target compensation, respectively.
A cap on individual Executive Board member total annual variable incentive compensation of 500% of base salary will apply for all Executive Board members apart from the CEO who is capped at 400% of base salary. This is equivalent to a total compensation cap of CHF 13.2 million for Executive Board members apart from the CEO, and CHF 13.5 million for the CEO, compared with CHF 15.5 million and CHF 13.5 million respectively, under the previous framework.
The Executive Board variable compensation outcomes based on 2022 performance will be subject to approval by shareholders at the 2023 AGM in the form of two separate votes: one for the aggregate amount of short-term awards, and the other for the aggregate amount of long-term share awards. In addition to the annual disclosures of compensation of the CEO and the highest paid Executive Board member (if not the CEO), we will continue to disclose the average payout as a multiple of base salary for the Executive Board.
In making the change to assess performance at the time of grant on the long-term share awards, the Executive Board will not receive an award until after the 2023 AGM. This gap in awarding a new share award is on top of the cancellation of the LTI award in 2021 and also under the previous compensation design where an LTI award would typically have been granted following the 2022 AGM. The Compensation Committee considered the possibility of granting a one-off share award in 2022 to bridge this transitional gap, however decided instead to move fully to the new approach from the 2022 performance year, despite the additional negative impact on Executive Board member compensation and cashflow.

Further details, including a comparison with the previous framework, can be found in the section “Executive Board compensation – Introduction to the new Executive Board design”.
Environmental, social and governance (ESG) considerations in the compensation process
For the Executive Board’s 2021 STI awards, the non-financial performance assessment was based on Strategy and ESG-related factors including compliance, risk management, conduct and ethics, talent management, diversity and inclusion, and client satisfaction.
Under the new Executive Board compensation framework, such factors will play an even larger role in compensation outcomes. That is, the non-financial assessment will be considered as part of the overall Executive Board incentive pool determination (delivered in short-term and long-term awards), and the Compensation Committee will place a 30% weighting on Risk and Control, Values and Culture, and Sustainability to determine the pool.
> Refer to “Environmental, Social and Governance (ESG) considerations at Credit Suisse” for further information.
Group compensation
Variable Compensation for 2021
To reflect the unprecedented issues that occurred in 2021 the Compensation Committee recommended, and the Board approved, a Group variable compensation pool of CHF 2,000 million, 32% lower than last year’s CHF 2,949 million pool. The Compensation Committee considers that this appropriately reflects the significant impact of the Archegos and SCFF matters on our stakeholders, while recognizing the contributions of most of our employees and the competitiveness of the talent market. In addition to the strong underlying financial performance, the Compensation Committee also took into account non-financial achievements such as the improvements that have been implemented during the year to strengthen the risk and control framework, as well as feedback from external stakeholders including the Group’s main regulators.
The overall structure of variable compensation is consistent with prior years for the majority of employees. However, employees at a more senior level (Managing Directors and Directors), who are employed in jurisdictions where it is permissible, have received their cash award as a restricted Upfront Cash Award (UCA), which contains a pro-rata repayment obligation that applies in the event the employee voluntarily terminates his or her employment during the three-year period ending in February 2025. This is not a new approach at Credit Suisse, but it has been deployed more widely this year. At the same time, in order to more closely align with market practice, the Compensation Committee decided to lower deferral rates applicable to variable compensation for 2021.
Approximately CHF 400 million of retention awards were granted during 2021 in response to significant external pressure on some of our critical talent, particularly as the Group strategy review took place and uncertainty surrounded the future structure of the Group. These retention awards were in the form of share-based awards, vesting in equal tranches over three years.
Strategic Delivery Plan
Recognizing the role of senior management in the implementation of our strategy, most Managing Directors and Directors have been granted a separate one-time share-based award (the Strategic Delivery Plan or SDP) to incentivize delivery of the strategic objectives and align senior management to the longer-term interests of shareholders. The SDP awards will vest in three years’ time subject to minimum specified capital and leverage ratio levels being maintained over the course of 2022-2024. At the end of the three-year vesting period, the Compensation Committee will assess the overall success of the implementation of the Group’s strategic goals, and if there is significantly increased performance, in recognition of those achievements, it is able to award additional shares, up to a maximum of 50% of the original SDP award to recipients. To encourage collaboration and collective effort, any uplift would apply across all participants, rather than on an individual basis. Half of the potential uplift may be awarded if a pre-determined average Group return on tangible equity (RoTE) threshold is achieved, measured over the key strategic implementation years 2023 and 2024. The other half of the potential uplift may be awarded based on the Compensation Committee’s assessment of risk management and other strategic non-financial achievements. Details of any uplift will be disclosed when determined at the end of the three-year vesting period. The total face value at grant of the SDP awards is CHF 497 million.

Board of Directors (Board) compensation
Aggregate compensation for the Board, including compensation for certain Group Board members serving on subsidiary boards, was CHF 11.7 million, compared with the amount of CHF 12.0 million that was approved prospectively by shareholders at the 2021 AGM. The Board has decided upon certain changes which will increase the overall Board fees for the 2022 to 2023 AGM period to CHF 13 million. The Board approved the introduction of membership and chair fees for the Digital Transformation and Technology Committee which was newly established at the beginning of 2022 to oversee the execution of the Group’s digitalization and technology strategy. The Board plans to introduce fees for the role of the Vice Chair and/or Lead Independent Director, given the increased significance of these roles within the Board, and any such fees will be benchmarked and paid in line with market practice. Furthermore, certain Group Board members have assumed or will assume additional subsidiary board roles and the related subsidiary board fees are included in the aggregate Board compensation. It is for these reasons that the aggregate Board compensation amount is proposed to be raised to CHF 13 million from CHF 12 million, which had been maintained for many years.
> Refer to “Board of Directors compensation” for further information.
“Say-on-Pay” compensation proposals at the 2022 AGM
At the 2022 AGM, we will be seeking shareholder support for the say-on-pay proposals described in the following table:

Approved at 2021 AGM	Proposal for 2022 AGM	Explanation for 2022 proposal
Executive Board related compensation		
▪ Fixed compensation for 2021-2022 AGM period: CHF 31 million maximum amount	▪ Fixed compensation for 2022-2023 AGM period: CHF 34 million maximum amount	▪ The increase of CHF 3 million is to accommodate the potential increase in Executive Board membership from 12 members to 14 members going forward.
▪ 2020 STI award withdrawn (CHF 15.7 million pre-cancellation)	▪ 2021 STI award: CHF 8.6 million	▪ The 2021 STI outcome was significantly impacted by the Archegos matter.
▪ Share-based replacement awards for new members: no proposal	▪ Share-based replacement awards for new members: CHF 12.1 million	▪ With the cancellation of the 2021 LTI awards at last year's AGM, unusually, the only supplemental budget available (under the Articles of Association) for the replacement of existing deferred awards for new Executive Board members is 30% of the previously approved total fixed compensation. ▪ This supplemental budget has been utilized to fund the cash-based replacement awards given to newly recruited Executive Board members who have joined after the 2021 AGM. ▪ However, in order to compensate new members of the Executive Board for forfeiture of compensation by their previous employers (as is the norm across the industry), this vote is required. ▪ The proposal of CHF 12.1 million for the share-based replacement awards represents the maximum amount of compensation forfeited by previous employers. The replacement awards will have deferral periods and performance conditions, where applicable, that mirror the respective terms at the previous employers.
Board of Directors compensation		
▪ Board compensation for 2021-2022 AGM period: CHF 12 million maximum amount	▪ Board compensation for 2022-2023 AGM period: CHF 13 million maximum amount	▪ The CHF 1 million increase in total Board compensation is driven by several factors, including new membership and chair fees for the Digital Transformation and Technology Committee and introduction of fees for the role of the Vice Chair and/or Lead Independent Director in line with market practice and in recognition of the increased significance of these roles within the Board in recent years, as well as other Board members taking on significant subsidiary board roles.

Further information on each of these proposals will be contained in the “Say-on-Pay” brochure that accompanies the AGM invitation and will also be available at credit-suisse.com/agm.
On behalf of the Compensation Committee, I would like to thank you for your continued support, particularly during this challenging period. I am particularly grateful for the constructive discussions with our shareholders, as well as our regulators, and the feedback received.
Kai S. Nargolwala
Chair of the Compensation Committee
Member of the Board
March 2022

Executive Board compensation
Compensation outcomes for 2021
Fixed compensation
The total fixed compensation for the Executive Board was CHF 30.0 million in 2021, compared with CHF 29.0 million in 2020. The increase from the prior year was driven by compensation paid during contractual notice periods to outgoing members of the Executive Board overlapping with compensation paid to new incoming replacement members, as well as an increase in the number of Executive Board members resulting from the separation of Asset Management as a standalone division and the separation of the risk and compliance functions.
Annual short-term incentive (STI) awards
The 2021 STI awards were determined based on performance in 2021 measured against pre-defined financial and non-financial criteria, consistent with the prior year. The aggregate STI award amount for the Executive Board is CHF 8.6 million, reflecting an overall payout of 31% of the total maximum opportunity. This compares with CHF 15.7 million that would have been awarded for 2020 if the 2020 STI would not have been cancelled in full. The Group financial threshold performance levels were not achieved, resulting in zero payout for the RoTE and adjusted income before taxes measures. Aside from the Group metrics, the business division heads were also assigned divisional performance targets, which achieved a payout ranging from 55% to 100%. For some of the newer Executive Board members who joined the Executive Board after the Archegos and SCFF matters surfaced, their performance was assessed against targets excluding the impact of those matters.
For the non-financial performance assessment, the Compensation Committee evaluated the Executive Board’s performance against four broad categories: Strategy, Environmental, Social, and Governance. Governance objectives, which include risk and controls, were weighted 70% of the overall non-financial assessment for 2021, given the gravity of the issues that had occurred. The individual Executive Board member payout levels for the non-financial component ranged from 33% to 90% of the maximum opportunity. The average payout of 69% reflects the Compensation Committee’s assessment of the Executive Board’s significant remediation efforts and the improvements implemented in the areas of risk and control, and that the scores of newly joined Executive Board members were not penalized for the Archegos/SCFF matters. A summary of the non-financial assessment appears further below.
The 2021 STI compensation will be submitted for shareholder approval at the 2022 AGM on a retrospective basis.

> Refer to “Compensation Design – Executive Board compensation framework for 2021: key elements” for further information

2021 STI awards: non-financial performance assessment – CEO

Category	CEO assessment
Strategy	▪ Successfully executed full Strategy Review within six months, during a challenging period for the bank, which included decisions on the long-term strategic direction of the Group and development of the Group's 2021-2024 strategic plan ▪ Continued to steer the Group towards profitable and compliant growth and higher returns, while taking measures to navigate through the macro-economic and operational challenges posed by COVID-19 ▪ Developed an updated, global technology strategy, achievements included delivery of digital WM solutions and market leading digital platforms and capabilities in IB (e.g., an award-winning Equity Derivatives platform and a number one ranked E-Trading platform for APAC)
Environmental	▪ Established proprietary Sustainable Activities Framework to categorize deals as sustainable; the framework has been published, with governance and processes in continuous development. CHF 60 billion in aggregate transactions executed during 2020 and 2021 that have been reviewed and approved (as of January 26, 2022) as qualifying for inclusion towards the overall sustainable finance commitment of CHF 300 billion by 2030 amount to CHF 60 billion in aggregate ▪ Initiated a net zero program and in March 2021 published our inaugural Credit Suisse Sustainability Report with enhanced Task Force on Climate-related Financial Disclosures and Sustainability Accounting Standard Board disclosures, and also established the Sustainability Advisory Committee at Board Level
Social	▪ Strengthened focus on representation, confirmed goal for female MDs to 20% by 2025, also increased overall representation by women, US/UK black talent and underrepresented talent ▪ Broadened focus across multiple dimensions of diversity: joined the Valuable 500 disability inclusion initiative of 500 CEOs; grew the LGBTQ+ ally community to approximately 6,000 employees globally and earned a "Best Place to Work for LGBTQ+ Equality rating from the Human Rights Campaign

Governance (70%)	▪ In 2021, the Group had significant events, in particular in relation to the Archegos and SCFF matters, which posed reputational challenges and generated negative financial impacts, and led to a review of risk governance and culture
	▪ For 2022, the culture needs to improve to a level where people feel freer to speak up and where there is a greater systematic risk awareness. The following has been rolled out so far to advance these goals:
	  ▪ Hired a new CRO and separated the CRO and CCO functions to promote increased focus at Executive Board level on compliance risk
	  ▪ Conducted Global Client Reviews and enhanced Group Consolidated Supervision focus
	  ▪ Implemented measures to strengthen regional accountability and oversight by optimizing the divisional and regional structure
	  ▪ Centered the risk management culture around individual accountability, implemented the 4-eye principle for each committee and major strategic projects
	  ▪ In early 2021 launched the evolved Credit Suisse cultural values, building on our new purpose. Established the new Global Conduct Board (GCB) and the Purpose, Values and Culture Council (PVCC) to govern the culture topic

2019 LTI awards (2019-2021 performance period)
As disclosed in the 2018 Compensation Report, the performance of the 2019 LTI awards is based on RoTE, adjusted tangible book value per share (TBVPS) and relative total shareholder return (RTSR), each weighted equally and measured over the three-year period from the beginning of 2019 until the end of 2021. The 2019 LTI awards had an initial aggregate maximum opportunity of CHF 57.5 million approved at the 2019 AGM, and the number of shares granted was calculated by dividing the maximum opportunity by the Group share price at the time of grant. The share price utilized was based on the same methodology used for share-based awards granted to Group employees.
The Archegos and SCFF matters have had a significant impact on the expected value of outstanding LTI awards. After taking into account foreign exchange movements, achievement of the performance criteria and the qualitative assessment component for the Executive Board member categorized as a UK PRA MRT, the estimated value based on the share price at grant was CHF 10.7 million, or 19% of the maximum opportunity. Based on the share price at the end of 2021, and reflecting the changes to the Executive Board composition, the estimated value of the 2019 LTI was CHF 4.7 million in aggregate for the ten Executive Board members receiving shares under the award. The LTI award vests in three equal tranches on the third, fourth and fifth anniversaries of the grant date. The final value of the awards at delivery may differ from the value at the end of 2021 due to subsequent share price movements.

Compensation of the Group CEO
The annual performance assessment of the Group CEO Thomas Gottstein takes into account the same Group financial and non-financial criteria applied to other Executive Board members. Based on the STI performance assessment described previously, Mr. Gottstein’s total variable incentive compensation for 2021 was CHF 0.8 million, 77% lower than the prior year. Mr. Gottstein’s total compensation awarded for 2021 was CHF 3.8 million, or 43% lower than the prior year.
Mr. Gottstein’s realized compensation for 2021 was CHF 3.9 million and comprised of:
■ CHF 2.7 million base salary;
■ CHF 0.4 million non-deferred cash component of the 2021 STI award (paid out in 2022, subject to shareholder approval at the 2022 AGM); and
■ CHF 0.8 million deferred cash portion of the 2017 STI award.
In addition, Mr. Gottstein received CHF 0.2 million in pension and other benefits.
Compensation of the highest paid Executive Board member
The highest paid Executive Board member in 2021 was David Mathers, who has been a member of the Executive Board since 2010 and currently holds two roles: the Chief Financial Officer for the Group as well as the CEO of the UK subsidiaries Credit Suisse International and Credit Suisse Securities (Europe) Limited. For 2021, Mr. Mathers was awarded total compensation of CHF 4.1 million, which comprised of CHF 2.0 million base salary, CHF 1.5 million role-based allowance, CHF 0.3 pension and benefits, CHF 0.1 million dividend equivalents and a total STI award of CHF 0.2 million in the form of cash and blocked shares which are non-transferrable for 12 months, in compliance with regulatory requirements given Mr. Mathers’ status as a UK PRA MRT.
Mr. Mathers’ total realized compensation for 2021 was CHF 4.6 million and comprised of:
■ CHF 2.0 million base salary;
■ CHF 1.5 million role-based allowance;
■ CHF 44,000 in non-deferred cash for the 2021 STI; and
■ CHF 1.0 million in share awards delivered during 2021 relating to previous STI and LTI awards.
In addition, Mr. Mathers received CHF 0.4 million in pension and other benefits and dividend equivalents.

Supplementary information
Executive Board compensation (audited)
in	Base salaries and role- based allowances	[1]	Dividend equivalents	[2]	Pension and other benefits	[3]	Total fixed compen- sation	STI awards (Non- deferred)	[4]	STI awards (Deferred)	[5]	Total STI awards	LTI awards fair value (Deferred)	[6]	Total variable compen- sation	Total compen- sation	[7,8]
2021 (CHF million)
15 members	27.21		0.51		2.26		29.98	4.27		4.32		8.59	0.00		8.59	38.57
% of total compensation [9]							78%					22%	0%		22%
of which highest paid: David Mathers	3.50		0.14		0.26		3.90	0.09		0.13		0.22	0.00		0.22	4.12
% of total compensation							95%					5%	0%		5%
of which CEO: Thomas Gottstein	2.70		0.00		0.24		2.94	0.41		0.41		0.81	0.00		0.81	3.75
% of total compensation							78%					22%	0%		22%
of which joiners and leavers during 2021 (6 individuals)	7.76		0.12		0.75		8.63	1.94		1.94		3.88	0.00		3.88	12.51
% of total compensation							69%					31%	0%		31%
2020 (CHF million)
13 members	25.70		1.12		2.14		28.96	–		–		–	23.74		23.74	52.70
% of total compensation [9]							55%					0%	45%		45%
of which CEO and highest paid: Thomas Gottstein	2.62		0.08		0.24		2.94	–		–		–	3.59		3.59	6.53
% of total compensation							45%					0%	55%		55%
of which joiners and leavers during 2020 (3 individuals)	4.86		0.25		0.34		5.45	–		–		–	1.87		1.87	7.32
% of total compensation							74%					0%	26%		26%
For the individuals who joined the Executive Board and the individuals who left the Executive Board during 2020 and 2021, compensation relating to the period during which they were members of the Executive Board and, for leavers, during their respective notice period is included in the table above. The 2020 table has been updated to reflect the withdrawal of the 2020 STI award proposal for the Executive Board. There was no vote for the 2020 STI at the 2021 AGM.

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
4
STI non-deferred awards for 2021 comprised of CHF 4.23 million (for 2020 CHF 0.00 million) cash, with a further CHF 0.04 million (for 2020 CHF 0.00 million) granted as blocked shares to Mr. Mathers, to comply with regulatory requirements given that he was categorized as UK PRA MRT during 2021 and 2020.

5
STI deferred awards for 2021 comprised of CHF 4.25 million (for 2020 CHF 0.00 million) in deferred cash awards as well as CHF 0.07 million (for 2020 CHF 0.00 million) granted as share awards to Mr. Mathers, to comply with regulatory requirements given that he was categorized as UK PRA MRT during 2021 and 2020.

6 The fair value of the LTI awards as of the date of grant was determined using a probabilistic valuation method applied by Deloitte.
7
For the total compensation awarded to the members of the Executive Board, the Group made payments of CHF 2.3 million in 2021 (for 2020 CHF 2.7 million) to cover the mandatory employer social security contributions as required under the social security laws applicable to the individual Executive Board members based on their domicile and employment status. These contributions do not form part of the Executive Board members' compensation.

8 No guaranteed bonuses, sign-on or replacement awards were paid to Executive Board members for 2021 and 2020.
9 Variable compensation ranged from 5% to 55% of total compensation in 2021 and from 23% to 69% in 2020.
Former Executive Board members (audited)
For 2021, no compensation payments were made to former Executive Board members who left Credit Suisse, which was also the case for 2020. Further, no payments were made to former Executive Board members pursuant to non-compete arrangements.
Utilization of Executive Board compensation approved at the 2021 AGM
At the 2021 AGM, shareholders approved a maximum aggregate amount of fixed compensation to be paid to members of the Executive Board for the period from the 2021 AGM to the 2022 AGM of CHF 31.0 million. Fixed compensation includes base salaries, role-based allowances, dividend equivalents, pension and other benefits as well as any replacement awards granted to new Executive Board members during this period. In line with the Swiss Ordinance Against Excessive Compensation with respect to Listed Stock Corporations (Compensation Ordinance) and as specified in the AoA, if new members join the Executive Board or members of the Executive Board are promoted during the period for which compensation has already been approved by shareholders, a further 30% of the aggregate amounts already approved may be used for the compensation of such members.
During the period from the 2021 AGM to the 2022 AGM, six new members have joined the Executive Board, of which one is for the newly created Chief Compliance Officer role. Given that the proposal for the 2021 LTI awards was withdrawn from the 2021 AGM, the supplementary amount available for new members of the Executive Board is 30% of the CHF 31.0 million in fixed compensation, or CHF 9.3 million. Of this supplementary amount, CHF 8.4 million was utilized to fund (or part fund) the cash-based replacement awards for the newly recruited Executive Board members, namely CHF 6.3 million for David Wildermuth (Chief Risk Officer), CHF 1.5 million for Joanne Hannaford (Chief Technology & Operations Officer) and CHF 0.6 million for Francesco De Ferrari (CEO Wealth Management). By the time of the 2022 AGM, a total of CHF 39.4 million will have been paid to Executive Board members, of which CHF 27.7 million relates to the individuals who were Executive Board members during 2021 and CHF 11.7 million relates to individuals who became Executive Board members in 2022. By the time of the 2022 AGM, an additional amount of up to CHF 12.1 million will have been awarded to the newly recruited Executive Board members in the form of deferred share awards to compensate them for the equivalent fair value of the awards that were cancelled by their previous employer as a consequence of them joining Credit Suisse. This amount of CHF 12.1 million will be submitted for retrospective approval by the shareholders at the 2022 AGM to cover the share-based replacement awards, which will have deferral periods and performance conditions, where applicable, that mirror the respective terms at the previous employers.
Cash settlement of share awards
The Executive Board members are permitted to elect, subject to minimum shareholding requirements, at a predefined date in advance of settlement, to receive their vested share-based awards in the form of shares, cash or 50% in the form of shares and 50% in cash, in each case based on the Group share price at the time of settlement. An election to receive cash is subject to reversal if at the time of settlement the Group share price is less than 75% of the share price at the time of election. The timing and pricing of settlement will be the same as under the previous award plan and as under the plans of those below the Executive Board level.
Contract lengths, termination and change in control provisions
All members of the Executive Board have employment contracts with the Group that are valid until terminated. The standard notice period for termination of employment by either the Group or the respective Executive Board member is six months. Executive Board members may be subject to a non-compete period of six months and may be compensated for this period of time by mutual agreement. In the event of termination, there are no contractual provisions that allow for the payment of severance awards to Executive Board members beyond the regular compensation awarded during the notice period. Pre-defined conditions for all employees, including Executive Board members, apply for the payment of outstanding deferred compensation awards, depending on whether the termination of employment was voluntary, involuntary, by mutual agreement or as the result of a change in control. In case of a termination for cause, any deferred compensation and outstanding awards will be forfeited. There are no other contracts, agreements or arrangements with the members of the Executive Board that provide for other types of payments or benefits in connection with termination of employment that are not generally available to other employees of the Group.
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
Other outstanding awards
As of December 31, 2021, the outstanding cash-based deferred compensation awards granted to certain Executive Board members in prior years comprised of the contingent capital awards (CCA), Deferred Cash Allowance Plan (DCAP) and deferred STI cash awards. The cumulative value of such cash-based awards at their grant dates was CHF 19 million, unchanged from their value as of December 31, 2021. These amounts also include the cash value of dividend equivalents related to unvested share awards at their respective grant dates and at December 31, 2021.
Minimum shareholding requirements
As of December 31, 2021, the CEO and all other Executive Board members, except for five members, fulfilled the minimum shareholding requirements as measured against the number of shares owned plus the number of unvested shares calculated on the basis of actual achievement level (for awards that have reached the end of their three-year performance period) or maximum opportunity (for awards that have not reached the end of their three-year performance period) or at full value for the new share awards going forward. The CEO and other Executive Board members are not permitted to sell shares until they have met the minimum shareholding requirements, except as necessary to fulfill taxation obligations on the respective shares awarded. From 2022 onward, the minimum shareholding requirement will increase to 1,000,000 shares for the Group CEO and the Investment Bank CEO and 500,000 for all other Executive Board members.

Executive Board holdings and values of deferred share-based awards by individual
end of	Number of owned shares	[1]	Number of unvested awards	[2]	Number of owned shares and unvested awards	Value (CHF) of unvested awards at grant date	[3]	Value (CHF) of unvested awards at year end (at fair value)	[4]
2021
Thomas P. Gottstein	343,933		865,241		1,209,174	10,346,761		5,044,803
Romeo Cerutti	419,333		339,027		758,360	4,074,902		2,033,172
André Helfenstein	89,962		516,222		606,184	5,574,001		3,215,381
Lydie Hudson	–		243,816		243,816	2,670,588		1,383,393
Ulrich Körner	246,487		–		246,487	–		–
Rafael Lopez Lorenzo	99,591		127,566		227,157	1,519,990		1,131,766
David R. Mathers	163,403		992,083		1,155,486	10,869,369		6,974,651
Christian Meissner	247		–		247	–		–
Joachim Oechslin	213,577		272,122		485,699	3,506,175		2,414,266
Antoinette Poschung	158,585		123,557		282,142	1,355,032		706,324
Helman Sitohang	471,033		805,946		1,276,979	9,665,696		4,811,141
James B. Walker	221,384		396,582		617,966	4,314,624		2,582,473
Philipp Wehle	76,739		549,634		626,373	6,208,945		3,511,812
Total	2,504,274		5,231,796		7,736,070	60,106,082		33,809,182
2020
Thomas P. Gottstein	329,945		1,175,386		1,505,331	14,059,196		7,982,209
Romeo Cerutti	360,449		569,438		929,887	7,134,274		4,108,232
Brian Chin	568,030		1,790,864		2,358,894	21,951,346		12,474,970
André Helfenstein	74,229		671,329		745,558	7,523,347		5,899,796
Lydie Hudson	57,115		421,216		478,331	4,864,351		2,895,168
David R. Mathers	110,958		1,313,581		1,424,539	14,661,244		10,505,639
Antoinette Poschung	141,405		207,515		348,920	2,360,009		1,412,321
Helman Sitohang	365,186		1,344,933		1,710,119	16,773,304		9,612,195
James B. Walker	143,444		577,046		720,490	6,552,588		5,092,395
Lara J. Warner	–		1,089,006		1,089,006	13,461,484		7,647,962
Philipp Wehle	74,542		670,246		744,788	7,652,671		5,095,777
Total	2,225,303		9,830,560		12,055,863	116,993,815		72,726,662
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

Executive Board outstanding deferred compensation awards
in / end		Total outstanding end of 2020	Granted in 2021	[1]	Paid out in 2021	Ex post explicit adjustments	Ex post implicit adjustments	Total outstanding end of 2021	% of which exposed to ex post explicit adjustments
Executive Board (CHF million) [2]
Contingent Capital Awards	Cash-based	5	0		(1)	–	–	4	100%
Cash awards [3]	Cash-based	13	–		(3)	–	–	10	100%
Share awards [4]	Share-based	81	0		(5)	(58)	(3)	15	100%
Performance share awards	Share-based	9	1		(3)	0	(2)	5	100%
Total		108	1		(12)	(58)	(5)	34	–
1 Includes awards granted to Executive Board members with respect to their previous roles prior to joining the Executive Board.
2 Includes Executive Board members who were in office on December 31, 2021.
3 Includes the deferred cash portion of STI awards.
4 Includes the impact of performance-based adjustments to the outstanding 2020 and 2019 LTI opportunities.
Executive Board loans (audited)
The majority of loans outstanding to Executive Board members are mortgages or loans against securities. Such loans are made on the same terms available to employees under the Group’s employee benefit plans. Pursuant to the AoA, each Executive Board member may be granted individual credit facilities or loans up to a maximum of CHF 20 million. As of December 31, 2021, 2020 and 2019, outstanding loans to Executive Board members amounted to CHF 16 million, CHF 13 million and CHF 32 million, respectively. The number of individuals with outstanding loans at the beginning and the end of 2021 was five and seven, respectively, and the highest loan outstanding was CHF 4 million to Mr. Körner.
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

Introduction to the new Executive Board compensation design
Overview
In parallel with the revised Group strategy announced in November 2021, the Compensation Committee undertook a comprehensive review of the Executive Board compensation framework to ensure it continues to incentivize management appropriately. One of the key aims of the revised compensation model is to ensure closer alignment between the Executive Board and our shareholders’ experience by delivering a more significant part of the compensation of the Executive Board members in the form of shares, thereby reinforcing the ownership mentality within the Executive Board. The revisions also aim to simplify the delivery and structure of the compensation plan. A key change is therefore driving long-term performance by focusing on the delivery of critical short-term goals that can be updated year-on-year to reflect particular areas of priority. Coupled with long-term alignment through increased delivery in shares, this should lead to a compensation framework which is more relevant, motivating, and simpler to understand. Under the new design, value creation will to a large extent be driven by positive share price movement. Additionally, the minimum shareholding requirements have been raised significantly. Furthermore approximately 85% of the variable compensation will be in the form of deferred CCA and share awards subject to underpins over a period of three to five years.
The new Executive Board compensation framework shown below has been implemented with effect from the 2022 financial year. Executive Board members continue to receive fixed compensation (in the form of base salary, role-based allowance where applicable, pension and benefits). The pool available for variable compensation will be determined based on prior year performance; variable compensation will be delivered in the form of 1) immediate cash, 2) contingent capital awards (CCA) vesting on the third anniversary of grant, and 3) share awards vesting in three equal tranches on the third, fourth and fifth anniversaries of grant. Regulated employees may have differing terms as may be required. Long-term share awards will constitute at least 70% of the total variable compensation. The maximum annual amount of combined cash and CCA that can be granted to any individual Executive Board member is CHF 2 million, and if this cap is reached, any remaining amount is allocated in the form of long-term share awards. As a further measure to facilitate greater shareholder alignment, if the RTSR is within the bottom quintile of the pre-defined peer group of 20 peers, then all variable compensation will be granted in the form of long-term share awards for that year.

Components	Year 0	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6
		Vesting (Year 0 = performance year)						
Fixed	Salary and RBAs[1]							
Fixed	Pension and Benefits							
Variable	Cash (~15% of VC)		Cash					
Variable	CCA (~15% of VC)					CCA		
Variable	Share awards (~70% of VC)					1/3		
							1/3	
								1/3

Minimum shareholding requirement

- Group CEO and Investment Bank CEO: **1,000,000 shares**
- Other Executive Board members: **500,000 shares**

Contingent capital awards (CCA) – are awards that have rights and risks similar to those of certain contingent convertible capital instruments issued by the Group in the market. CCA qualify as going-concern loss-absorbing capital of the Group, the timing and form of distribution is subject to approval by FINMA. Prior to settlement, CCA provide the recipient a conditional right to receive semi-annual cash payments of interest equivalents. At settlement, the recipient will receive either a contingent capital instrument or cash payment based on the fair value of the CCA, as determined by the Group.

Share award threshold requirements – forfeiture of outstanding tranches due for settlement in the following year, if either:

- CET1 ratio falls below FINMA requirement[2] + 50 bps at the end of the year; or
- Reported loss before taxes for the full year.

The Compensation Committee has the discretion to review special circumstances, for example if major legacy items are not reflective of underlying performance.

1 Role-based allowance in relation to one Executive Board member who is classified as a UK PRA Material Risk Taker.
2 Refers to the statutory minimum requirement plus any additional amount FINMA may require for Credit Suisse specifically. For example, in the first quarter of 2021, we agreed with FINMA to apply a Pillar 2 capital add-on of USD 2.0 billion relating to the SCFF matter. As of December 31, 2021, for the Group this Pillar 2 capital add-on of CHF 1.8 billion equated to an additional Swiss CET1 capital ratio of 68 basis points and a Swiss CET1 leverage ratio requirement of 21 basis points.

Determination of the Executive Board variable compensation pool
Performance is measured against financial and non-financial performance objectives set and approved by the Compensation Committee and Board of Directors at the beginning of the year. Performance is measured against these objectives, which creates a pool that is limited to 2% of Group income before taxes excluding items that the Compensation Committee determines are not reflective of underlying performance. Measures to be applied for 2022 are set out in the table below.
The financial metrics have a 70% weighting and are based on Group-wide key metrics that measure 1) returns; 2) adjusted income before taxes; 3) performance compared to peers; and 4) capital usage. The non-financial objectives have a 30% weighting and are based on three categories: Risk and Control; Values and Culture; and Sustainability. Given the commercial sensitivity, the financial performance objective will be disclosed retrospectively in the 2022 Compensation Report.
To determine the aggregate Executive Board variable compensation pool for 2022, the Compensation Committee will review the Group’s performance against these objectives at the end of the performance period. In making its assessment, the Committee will also take into account how the results compare with those delivered in the prior year, relative peer performance, and market positioning and trends.
As mentioned previously, caps will be maintained on the compensation of individual Executive Board members, with a maximum variable compensation at four times base salary for the Group CEO, and at five times base salary for the other Executive Board members.

Key changes and comparison to the previous framework
The new features of the Executive Board compensation design and rationale for the changes are summarized in the table below.

Group compensation
Compensation outcomes for 2021
Variable compensation awarded
In determining the Group variable incentive compensation pool for 2021, the Compensation Committee noted that outside of the areas responsible for Archegos and SCFF, many of the Group’s businesses performed very strongly. In addition to the strong underlying financial performance, the Compensation Committee also took into account non-financial factors such as the improvements that have been implemented during the year to strengthen the risk and control framework. Looking at external considerations, the market trend for compensation in the financial services industry is up significantly compared with the prior year, and there is a highly active market for talent. In light of these considerations, as well as feedback from external stakeholders including the Group’s main regulators, the Compensation Committee proposed a Group variable incentive pool of CHF 2,000 million, 32% lower compared with the previous year. Differentiation will continue to be a focus, with the highest-performing employees rewarded for their contribution to the Group’s performance.
In order to more closely align with market practice, the Compensation Committee decided to lower deferral rates applicable to variable compensation. For 2021, these deferral rates ranged from 10% to 50% of the variable incentive amount, compared with 17.5% to 85% for 2020. Approximately 25% of variable incentive compensation awarded is deferred and expensed in future periods, and subject to future service, performance and malus criteria and other restrictive covenants.
For 2021, most Managing Directors and Directors who were granted a variable incentive compensation award received the non-deferred portion in the form of a restricted upfront cash award (UCA). The restricted UCA is a form of variable compensation, where employees receive an immediate cash payment that is subject to repayment in connection with a termination of employment due to voluntary resignation (or other specified repayment condition) that occurs during the following three-year period. The repayment amount equals the gross proportionate amount of the award between the departure date and the end of the three-year period. In this way, the restricted UCA is a retention tool that also aligns the employee’s interests with the long-term interests of the Group. Additionally, the UCA is subject to a malus provision as well as a repayment obligation in the event of a termination with cause.
Approximately CHF 400 million of retention awards were granted in response to significant external pressure on some of our critical talent, particularly as the Group strategy review took place and uncertainty surrounded the future structure of the Group. These retention awards were in the form of share-based awards, vesting in equal tranches over three years.
Strategic Delivery Plan
In February 2022, the Group granted Strategic Delivery Plan (SDP) deferred share-based awards of CHF 497 million to most Managing Directors and Directors to incentivize the longer-term delivery of the Group’s strategy. The SDP awards are subject to service conditions and underpins over the course of 2022-2024 and are scheduled to vest in their entirety on the third anniversary of the grant date.
Prior to settlement, the SDP awards will be written down to zero and forfeited if any of the following triggering events exist at the end of 2022, 2023 or 2024:
■ the Group’s CET1 capital ratio is below the FINMA-prescribed minimum + 50 basis points; or
■ the Group’s CET 1 leverage ratio is below 3.7%.
In addition, the Compensation Committee will review and assess the overall success of the delivery of the strategic plan at a Group level over the three-year period (2022-2024) and may increase the SDP awards up to a maximum of 50% of the initial award amount. Half of the potential uplift may be awarded if a pre-determined average Group RoTE threshold is achieved, measured over the key strategic implementation years 2023 and 2024. The other half of the uplift may be awarded based on the Compensation Committee’s assessment of risk management and other strategic non-financial achievements. Details of any uplift will be disclosed when determined at the end of the three-year vesting period.
Negative adjustment to outstanding Performance Share Awards
For the purposes of assessing the application of a negative adjustment to outstanding performance share awards, the Compensation Committee has the discretion to exclude extraordinary items from the calculation of divisional income before taxes and the Group return on equity (ROE). Given the legacy nature of the CHF 1.6 billion goodwill impairment relating to the acquisition of Donaldson, Lufkin & Jenrette in 2000, the Compensation Committee excluded the impairment charge from the Investment Bank loss before taxes and the Group ROE for 2021. Based on the Investment Bank’s loss before taxes excluding the goodwill impairment, the outstanding performance share awards currently held by employees who received those awards while being a member of the Investment Bank have been adjusted downward by a total of approximately CHF 68 million (based on award value at grant). Excluding the goodwill impairment, the Group ROE would have been -0.1%, equivalent to a negative adjustment of CHF 0.5 million applying to nearly 1,900 employees. Due to the de minimis negative Group RoE, the Compensation Committee applied its discretion to waive the negative adjustment.
Median and average employee compensation
For 2021, the median annualized total compensation (excluding pension and benefits and dividend equivalents) of all of our bonus eligible employees of our company (other than the CEO) was CHF 113,000, and the annual total compensation of our CEO was CHF 3.51 million (excluding pension and benefits and dividend equivalents). Based on this information, for 2021, the ratio of the annual total compensation of our CEO to the median annual total compensation of all employees was estimated to be 31.06 to 1.
The average total compensation awarded for 2021 was estimated at approximately CHF 190,600 per employee (full-time equivalents), 6% lower compared with approximately CHF 201,800 per employee for the prior year, as calculated by taking the total compensation awarded for each year and dividing by the number of employees (full-time equivalents) reported at the end of each year.
Compensation awarded to Material Risk Takers and Controllers (MRTCs)
Total compensation awarded to MRTCs for 2021 was CHF 1,487 million, compared with CHF 1,607 million for 2020. Of the CHF 1,487 million total compensation awarded, 37% was in the form of variable incentive compensation, with 41% of the variable incentive compensation subject to malus.
Total compensation awarded
	2021				2020
For	Non-deferred		Deferred	Total	Non-deferred		Deferred	Total
Fixed compensation (CHF million)
Salaries	5,341		259	5,600	5,158		120	5,278
Social security	622		–	622	653		–	653
Other [1]	808		–	808	836		–	836
Total fixed compensation	6,771		259	7,030	6,647		120	6,767
Variable incentive compensation (CHF million)
Cash awards	1,452	[2]	55	1,507	1,476	[2]	100	1,576
Share awards	41		216	257	35		592	627
Performance share awards	–		161	161	–		493	493
Contingent Capital Awards	–		75	75	–		253	253
Total variable incentive compensation	1,493		507	2,000	1,511		1,438	2,949
Other variable compensation (CHF million)
Cash severance	31		–	31	47		–	47
Retention awards	20		375	395	0		40	40
Other [3]	27		68	95	16		21	37
Total other variable compensation	78		443	521	63		61	124
Total compensation awarded (CHF million)
Total compensation awarded	8,342		1,209	9,551	8,221		1,619	9,840
of which guaranteed bonuses	32		31	63	10		9	19
Salaries include role-based allowances.
1 Includes pension and other post-retirement expense of CHF 503 million and CHF 517 million in 2021 and 2020, respectively.
2 Includes restricted Upfront Cash Awards of CHF 799 million for 2021 and CHF 59 million for 2020. Prior period has been reclassified to conform to the current presentation.
3 Includes replacement awards to compensate employees for the equivalent fair value of deferred awards cancelled by previous employers as well as sign-on payments.

Number of employees awarded variable incentive and other compensation
	2021				2020
	MRTCs	[1]	Other employees	Total	MRTCs	[1]	Other employees	Total
Number of employees awarded variable incentive compensation
Variable incentive compensation	1,432		43,024	44,456	1,413		43,531	44,944
of which Cash awards [2]	1,432		43,024	44,456	1,413		43,531	44,944
of which Share awards	1,240		4,874	6,114	1,282		5,492	6,774
of which Performance share awards	1,266		797	2,063	1,297		853	2,150
of which Contingent Capital Awards	1,229		3,869	5,098	1,268		4,509	5,777
Number of employees awarded other variable compensation
Cash severance	9		258	267	10		599	609
Retention awards	134		518	652	42		104	146
Guaranteed bonuses	12		156	168	1		66	67
Other [3]	40	[4]	1,597	1,637	24	[4]	573	597
Excluding Executive Board members who were in office on December 31, 2021 or 2020, respectively.
1
Excludes individuals who may have been classified as MRTCs according to regulatory requirements of jurisdictions outside of Switzerland, particularly US-based revenue producers in the Investment Bank, who were classified as Covered Employees by the US Federal Reserve.

2 Includes restricted Upfront Cash Awards. Prior period has been reclassified to conform to the current presentation.
3 Includes replacement awards to compensate employees for the equivalent fair value of deferred awards cancelled by previous employers as well as sign-on payments.
4 For 2021 and 2020, there were no sign-on payments paid.
Compensation awarded to Material Risk Takers and Controllers
	2021				2020
For	Non- deferred		Deferred	Total	Non- deferred		Deferred	Total
Fixed compensation (CHF million)
Total fixed compensation [1]	622		112	734	598		74	672
Variable incentive compensation (CHF million)
Cash awards	282	[2]	29	311	237	[2]	34	271
Share awards	41		58	99	35		178	213
Performance share awards	–		99	99	–		299	299
Contingent Capital Awards	–		37	37	–		119	119
Total variable incentive compensation	323		223	546	272		630	902
Other variable compensation (CHF million)
Cash severance	10		–	10	4		–	4
Retention awards	7		172	179	0		17	17
Other [3]	3	[4]	15	18	3	[4]	9	12
Total other variable compensation	20		187	207	7		26	33
Total compensation (CHF million)
Total compensation	965		522	1,487	877		730	1,607
of which guaranteed bonuses	2		2	4	1		5	6
Excluding Executive Board members who were in office on December 31, 2021 or 2020, respectively. Of the total compensation awarded to MRTCs for 2021 and 2020, 35% and 45%, respectively, was deferred. Of the total variable incentive compensation awarded to MRTCs for 2021 and 2020, 41% and 70%, respectively, was deferred.

1 The number of MRTCs receiving fixed compensation for 2021 and 2020 was 1,480 and 1,438, respectively.
2 Includes restricted Upfront Cash Awards. Prior period has been reclassified to conform to the current presentation.
3 Includes replacement awards to compensate employees for the equivalent fair value of deferred awards cancelled by previous employers as well as sign-on payments.
4 For 2021 and 2020, there were no sign-on payments paid.
Group compensation and benefits expense
Compensation and benefits expenses recognized in the current year income statement include salaries, role-based allowances, variable compensation, benefits and employer taxes on compensation. Variable compensation expense reflects the variable cash compensation for the current year and amortization of deferred compensation awards granted in prior years.

Group compensation and benefits expense
	2021				2020
in	Current compen- sation	Deferred compen- sation		Total	Current compen- sation	Deferred compen- sation		Total
Fixed compensation expense (CHF million)
Salaries	5,341	147	[1]	5,488	5,158	112	[1]	5,270
Social security [2]	622	–		622	653	–		653
Other [3]	808	–		808	836	–		836
Total fixed compensation expense	6,771	147		6,918	6,647	112		6,759
Variable incentive compensation expense (CHF million)
Cash awards [4]	653	203	[5]	856	1,417	286	[5]	1,703
Share awards [6]	41	482		523	35	573		608
Performance share awards	–	290		290	–	448		448
Contingent Capital Awards	–	202		202	–	255		255
Total variable incentive compensation expense	694	1,177		1,871	1,452	1,562		3,014
Other variable compensation expense (CHF million)
Cash severance	31	–		31	47	–		47
Retention Awards	–	123		123	–	43		43
Other [7]	20	–		20	27	–		27
Total other variable compensation expense	51	123		174	74	43		117
Total compensation expense (CHF million)
Total compensation expense	7,516	1,447		8,963	8,173	1,717		9,890
Salaries include role-based allowances. Restructuring expenses in connection with the strategic review of the Group were disclosed separately and were not part of the total compensation expenses.
1 Represents deferred fixed cash compensation expense of CHF 147 million and CHF 112 million related to cash awards for 2021 and 2020, respectively.
2 Represents the Group's portion of employees' mandatory social security.
3 Includes pension and other post-retirement expense of CHF 503 million and CHF 517 million in 2021 and 2020, respectively.
4
Includes CHF 8 million and CHF 2 million of compensation expense associated with replacement cash awards granted in 2021 and 2020, respectively, to compensate employees for the equivalent fair value of deferred awards cancelled by previous employers.

5 Includes restricted Upfront Cash Awards expense. Prior period has been reclassified to conform to the current presentation.
6
Includes CHF 13 million and CHF 6 million of compensation expense associated with replacement share awards granted in 2021 and 2020, respectively, to compensate employees for the equivalent fair value of deferred awards cancelled by previous employers.

7 Includes sign-on payments.
Group estimated unrecognized compensation expense
The following table shows the estimated compensation expense that has not yet been recognized through the income statement for deferred compensation awards granted for 2021 and prior years that were outstanding as of December 31, 2021, with comparative information for 2020. These estimates are based on the fair value of each award on the grant date, taking into account the current estimated outcome of relevant performance criteria and estimated future forfeitures. No estimate has been included for future mark-to-market adjustments.
Group estimated unrecognized compensation expense
	Deferred compensation			2021	Deferred compensation			2020
end of	For 2021	For prior-year awards		Total	For 2020	For prior-year awards		Total
Estimated unrecognized compensation expense (CHF million)
Share awards	224	349	[1]	573	538	449	[1]	987
Performance share awards	156	146		302	453	194		647
Contingent Capital Awards	72	134		206	241	151		392
Cash awards [2]	854	223	[3]	1,077	159	201	[2]	360
Retention awards	–	284		284	–	40		40
Total estimated unrecognized compensation expense	1,306	1,136		2,442	1,391	1,035		2,426
1 Includes CHF 20 million and CHF 10 million of estimated unrecognized compensation expense associated with replacement share awards granted in 2021 and 2020, respectively, not related to prior years.
2 Includes estimated unrecognized compensation expense associated with restricted Upfront Cash Awards granted in 2021 and prior years.
3 Includes CHF 11 million and CHF 3 million of estimated unrecognized compensation expense associated with replacement cash awards granted in 2021 and 2020, respectively, not related to prior years.

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
> Refer to “Note 30 – Employee deferred compensation” in VI – Consolidated financial statements – Credit Suisse Group for further information.
The following table provides a comparison of the outstanding deferred compensation awards at the end of 2020 and 2021, indicating the value of changes due to ex post implicit and ex post explicit adjustments. For 2021, the change in value for the outstanding deferred compensation awards was mainly due to implicit adjustments driven primarily by changes in the Group share price, foreign exchange rate movements and changes in the value of CCA, and explicit adjustments relating to the negative adjustment applied to the performance-based awards as well as forfeiture and malus provisions.
Outstanding deferred compensation awards
in / end		Total outstanding end of 2020	Granted in 2021	Paid out in 2021	Ex post explicit adjustments	Ex post implicit adjustments	Total outstanding end of 2021	% of which exposed to ex post explicit adjustments
Group (CHF million) [1]
Contingent Capital Awards	Cash-based	691	251	(190)	(84)	18	686	100%
Cash awards [2]	Cash-based	193	104	(99)	(16)	14	196	100%
Share awards [3]	Share-based	1,428	1,030	(500)	(244)	(488)	1,226	100%
Performance share awards	Share-based	1,045	470	(327)	(161)	(342)	685	100%
Total		3,357	1,855	(1,116)	(505)	(798)	2,793	–
Material Risk Takers and Controllers (CHF million) [4]
Contingent Capital Awards	Cash-based	309	110	(76)	(5)	4	342	100%
Cash awards [2]	Cash-based	89	46	(44)	(2)	7	96	100%
Share awards [3]	Share-based	441	364	(174)	(21)	(149)	461	100%
Performance share awards	Share-based	561	251	(162)	(47)	(179)	424	100%
Total		1,400	771	(456)	(75)	(317)	1,323	–
1 Includes MRTCs and Executive Board members who were in office on December 31, 2021.
2 Includes retention awards and restricted Upfront Cash Awards.
3 Includes retention awards.
4 Excludes Executive Board members who were in office on December 31, 2021.
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

Since 2017, the Group has been fulfilling its share delivery obligations by purchasing shares in the market. The Group maintained this practice during 2021 and will continue covering future share delivery obligations through market purchases.
Share-based awards outstanding
At the end of 2021, there were 221.0 million share-based awards outstanding, of which 143.8 million were share awards and 77.2 million performance share awards.
> Refer to “Note 30 – Employee deferred compensation” in VI – Consolidated financial statements – Credit Suisse Group for further information.
Subsequent activity
In early 2022, the Group granted approximately 27.7 million new share awards and 19.4 million new performance share awards with respect to performance in 2021. Further, the Group awarded CHF 75 million of deferred variable incentive compensation in the form of CCA pursuant to the Group’s compensation policy.
In the first half of 2022, the Group plans to settle 82.7 million deferred awards from prior years, including 51.0 million share awards and 31.7 million performance share awards. The Group will continue to meet this delivery obligation through market purchases.
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
Role-based allowances
Role-based allowances are a component of fixed compensation awarded to certain employees identified as Prudential Regulation Authority (PRA) Material Risk Takers (MRTs) under UK regulatory requirements or material risk takers under other EU regulatory requirements. These role-based allowances are determined based on the role and organizational responsibility of the individuals. Role-based allowances are deemed to be fixed compensation for the purposes of calculating the cap of variable incentive compensation as required by the Capital Requirements Directive V (CRD V) and Capital Requirements Regulation. The deferred cash allowance plan (DCAP) is a form of role-based allowance that is used primarily in the Americas.
Variable incentive compensation
For 2021, variable incentive compensation was paid in cash unless the total compensation awarded to an employee for 2021 was greater than or equal to CHF 250,000 or the local currency equivalent or USD 250,000 for employees whose total compensation is denominated in US dollars. In these cases a portion was paid in cash and the balance was deferred, vesting at a later date. For 2021, most Managing Directors and Directors who were granted a variable incentive compensation award received the non-deferred portion in the form of a restricted upfront cash award (UCA). The restricted UCA is a form of variable compensation, where employees receive an immediate cash payment that is subject to repayment in connection with a termination of employment due to voluntary resignation (or other specified repayment condition) that occurs during the following three-year period. The repayment amount equals the gross proportionate amount of the award between the departure date and the end of the three-year period. In this way, the restricted UCA is a retention tool that also aligns the employee’s interests with the long-term interests of the Group. Additionally, the restricted UCA is subject to a malus provision as well as a repayment obligation in the event of a termination with cause.
Generally, employees receive the cash portion of their variable incentive compensation at a regular payroll settlement date close to the grant date. To comply with CRD V requirements, employees who hold material risk taker roles in respect of certain Group subsidiaries in the EU receive shares for 50% of the non-deferred portion of variable incentive compensation that would have been paid to them in cash. These shares are vested at the time of grant but remain blocked, that is, subject to transfer restrictions, for a period of time, generally 12 months.
The Compensation Committee has decided to lower deferral rates to more closely align with market levels. For 2021, these deferral rates ranged from 10% to 50% of the variable incentive award, compared with 17.5% to 85% for 2020. The amount of variable incentive compensation paid in cash for 2021 was capped at CHF 2 million or the local currency equivalent (or USD 2 million for employees whose total compensation is denominated in US dollars) per employee.

Compensation components by employee category
Deferred compensation: key features

Award	Delivery[1]	Vesting period[1]	Performance conditions
Share awards	▪ One registered share per award ▪ Dividend equivalents (payable upon delivery)	▪ 3 years (ratable vesting) ▪ 4 years (ratable vesting) for CRD V MRTs and / or EU Identified Employees (who are not either of the below, e.g. risk or senior manager MRTs) ▪ 5 years (ratable vesting) for risk managers[2] ▪ 7 years (ratable vesting over five years, starting on the third anniversary) for senior managers[3]	▪ No additional performance conditions
Performance share awards	▪ One registered share per award ▪ Dividend equivalents (payable upon delivery)	▪ 3 years (ratable vesting) ▪ 4 years (ratable vesting) for CRD V MRTs and / or EU Identified Employees (who are not either of the below, e.g. risk or senior manager MRTs) ▪ 5 years (ratable vesting) for risk managers[2] ▪ 7 years (ratable vesting over five years, starting on the third anniversary) for senior managers[3]	▪ Performance conditions apply to full balance of outstanding awards ▪ Negative adjustment applies in the event of divisional loss[4] by the division in which the employee worked as of December 31, 2021, or a negative return on equity (RoE) of the Group, whichever results in a larger adjustment ▪ For employees in the corporate functions and the Corporate Center, the negative adjustment only applies in the event of a negative RoE of the Group
Contingent Capital Awards	▪ At settlement, contingent capital instrument or cash payment based on the fair value of the CCA ▪ Prior to settlement, conditional right to receive semi-annual cash payments of interest equivalents ▪ Timing and form of distribution upon settlement is subject to approval by the Swiss Financial Market Supervisory Authority FINMA (FINMA)	▪ 3 years (ratable vesting) ▪ 4 years (ratable vesting) for CRD V MRTs and / or EU Identified Employees (who are not either of the below, e.g.risk or senior manager MRTs) ▪ 5 years (cliff vesting) for risk managers[2] ▪ 7 years (cliff vesting) for senior managers[3]	Prior to settlement, the principal amount would be written down to zero and forfeited if: ▪ The Group's reported CET1 ratio falls below 7%; or ▪ FINMA determines that cancellation of the CCA and other similar contingent capital instruments is necessary, or that the Group requires public sector capital support, in either case to prevent it from becoming insolvent or otherwise failing

1 Individuals in certain jurisdictions may be subject to conditions other than those outlined here in order to comply with local legal or regulatory requirements including MRTs / EU Identified Employees who are ineligible to receive interest or dividend payments (or equivalent) during the deferral period on variable compensation instruments awarded.
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

Potential negative adjustments of performance share awards
Performance share awards are subject to downward adjustments in the event of a divisional loss or a negative ROE of the Group, whichever results in a larger adjustment. The Compensation Committee has the discretion to exclude extraordinary items from the calculation of divisional losses or Group ROE as it deems appropriate. If the Group reports a negative ROE, the number of outstanding awards is reduced by the same percentage as the negative ROE. The amount of negative adjustment applied in the event of divisional loss is shown in the table below.
Negative adjustment if division incurs a loss
Division loss before taxes (in CHF billion)	Negative adjustment on award balance (in %)
1.00	15
2.00	30
3.00	45
4.00	60
5.00	75
6.00	90
6.67	100
> Refer to the “Compensation outcomes for 2021” in Group Compensation for further information.
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
The RTSR peer group includes Banco Santander, Bank of America, Barclays, BBVA, BNP Paribas, Citigroup, Deutsche Bank, Goldman Sachs, HSBC (new addition from 2022 onwards), ING Group, Intesa Sanpaolo, JPMorgan Chase, Julius Bär, Morgan Stanley, Nordea Bank, NatWest Group, Société Générale, Standard Chartered and UBS. From 2022 onwards, the Compensation Committee decided to add another company to the previous peer group to facilitate analysis based on quartiles and quintiles (20 companies including Credit Suisse), and HSBC was chosen given the similarities in geographical coverage and scope of businesses.
For consideration of European and local practices, the Compensation Committee also references a cross-industry peer group of multinational companies headquartered in Europe selected on the basis of comparability to Credit Suisse in size, scale, global scope of operations and economic influence. In addition to the companies already listed previously and those included as part of the RTSR peer group, peers considered for Executive Board compensation include: ABN AMRO Bank, CaixaBank, Commerzbank, Credit Agricole, Danske Bank, KBC Group, Lloyds Banking Group and UniCredit.
Focus on risk and control
Risk and control considerations are an integral part of the performance assessment and compensation processes. This ensures that the Group’s approach to compensation includes a focus on risk and internal control matters and discourages excessive risk taking. Senior management from the Group’s corporate functions, including Risk, Compliance, General Counsel, Human Resources, Internal Audit and Product Control, provide the Compensation Committee with comprehensive feedback on regulatory, audit, disciplinary and risk-related issues or trends across the Group, relevant to the assessment of the Group’s risk and control culture. Divisions are assessed against risk and conduct measures for the year, and the consolidated findings are presented to the Compensation Committee and the CEO. Based on these assessments, the Compensation Committee considers and approves adjustments to the divisional pool levels.
The Group Conduct Board reviews all disciplinary events and decides on sanctions proposed by the recommendation teams, which include representatives from the control functions. The Group Conduct Board meets on a regular basis to ensure that sanctions applied are in line with the Group’s risk appetite, market practice and regulatory requirements.

Malus and clawback provisions
All deferred compensation awards granted contain malus provisions that enable the Group to reduce or cancel the awards prior to settlement if the participant engages in certain detrimental conduct. Malus and clawback provisions were enforced during the course of 2021. All variable incentive compensation granted to UK PRA MRTs and employees regulated by the Bank of Italy are subject to clawback. Other EU-regulated employees are also subject to clawback provisions as required by applicable legal or regulatory requirements.
Covered Employees (including Material Risk Takers and Controllers)
Covered employees are subject to a heightened level of scrutiny over the alignment of their compensation with performance and risk considerations.

Board of Directors compensation
Compensation outcomes for 2021
For the period from the 2021 AGM to the 2022 AGM, aggregate compensation to the Board of CHF 11.7 million consisted of CHF 11.2 million related to Group Board memberships and CHF 0.5 million of fees paid to certain Board members for subsidiary board memberships. This compares with the amount of CHF 12.0 million approved prospectively by shareholders at the 2021 AGM. Total Board compensation is 5% higher than the prior period, driven mainly by a combination of a greater number of Board members and higher subsidiary board fees due to more Board members serving on subsidiary boards.
The Board membership and committee fee amounts for the 2021 AGM to 2022 AGM period are consistent with the prior year with the exception of the Sustainability Advisory Committee for which the Board introduced a Chair fee of CHF 75,000.
Effective January 1, 2022, the Board further introduced a chair fee of CHF 150,000 for the new Digital Transformation and Technology Committee.
> Refer to the table “Board membership fees: 2021 AGM – 2022 AGM” in Compensation Design for further information.
For the 2022 AGM to 2023 AGM period, the Board intends to introduce a committee membership fee of CHF 40,000 for this committee. All other committee and committee chair fees will remain unchanged. The Board plans to introduce fees for the role of the Vice Chair and/or Lead Independent Director, given the increased significance of these roles within the Board, and any such fees will be benchmarked and paid in line with market practice.
Compensation of the Chairman
The Chairman’s compensation for the full 2021 AGM to 2022 AGM period remained unchanged compared with the amount for the prior period, namely a base fee of CHF 3 million payable in cash and a chair fee of CHF 1.5 million, to be pro-rated in case of an early step-down. In light of the resignation of the former Chairman, António Horta-Osório on January 16, 2022, his base and chair fees were paid on a pro-rated basis until the end of January, in order to ensure a smooth handover to his successor, Axel Lehmann. The Board agreed to pay the chair fee fully in cash, rather than Group shares. Of the total amount of CHF 4.5 million in base and chair fees that would have been awarded to the former Chairman, Mr. Horta-Osório received an amount of CHF 3.5 million for the period from the 2021 AGM to January 31, 2022. For the new Chairman, Axel Lehmann, the base and chair fees for the 2021 AGM to 2022 AGM period are pro-rated for the period from January 16, 2022 to the 2022 AGM and payable in cash (base fee) and Group shares (chair fee). The role of the Chairman is a full-time appointment, and he may also receive benefits from, and make contributions to, the Group pension fund in line with local market practice for the Group. The total compensation paid to the Chairman reflects his full-time status and active role in shaping the Group’s strategy, governing the Group’s affairs, engaging and maintaining a close working relationship with the CEO and senior management, and providing supervision, counsel and support, where appropriate. The Chairman coordinates the Board’s activities, works with the committee chairs to coordinate the tasks of the committees and ensures that Board members are provided with sufficient information to perform their duties. The Chairman drives the Board agenda on key topics such as the strategic development of the Group, corporate culture, succession planning and the structure and organization of the Group. He chairs the Board, the Governance and Nominations Committee and the shareholder meetings. He takes an active role in representing the Group to regulators and supervisors, key shareholders, investors, government officials and other external stakeholders.
Compensation of the Vice Chair and Lead Independent Director
In prior years up to and including the 2021 AGM to 2022 AGM period, there has been no separate fee paid for the roles of Vice Chair and Lead Independent Director. Starting from the 2022 AGM to 2023 AGM period and in recognition of the increased significance of these roles within the Board in recent years, the Board plans to introduce fees for the role of the Vice Chair and/or Lead Independent Director, which will be benchmarked and paid in line with market practice. The Vice Chair and Lead Independent Director leads the annual Board assessment of the Chairman, chairs Board meetings in the event the Chairman is not able to for any reason, interviews potential new Board member candidates, and may meet with investors or other external stakeholders independently from the Chairman.
Compensation of the committee chairs
Committee chair fees are paid for the Audit Committee, the Compensation Committee, the Risk Committee, the Conduct and Financial Crime Control Committee, the new Digital

Transformation and Technology Committee and the Sustainability Advisory Committee. These fees are fixed in advance and are not linked to the Group’s financial performance. In addition to the greater time commitment required to prepare and lead the committee work, the chair fees reflect the engagement of the committee chairs throughout the year as required with regulators, shareholders, the business divisions and corporate functions and other stakeholders. Regulatory developments in the banking industry in recent years have put increasing demands on the Risk and Audit Committee Chairs, in particular, increasing the frequency of interaction with the Group’s main regulators on internal control, risk, capital and other matters under the supervision of these committees. Similarly, the greater focus of shareholders and regulators on compensation has resulted in an increased number of engagements between the Compensation Committee Chair and key shareholders and shareholder proxy advisers, as well as with regulators. The Compensation Committee held 18 meetings, and the Compensation Committee Chair personally attended 33 separate meetings with key shareholders and proxy advisers during 2021. The Audit Committee Chair fee takes into consideration the greater number of meetings required of the Audit Committee for the review and approval of the quarterly financial results and related filings, the Audit Committee Chair’s supervisory role over the Internal Audit function, and the lead role of the Audit Committee Chair for overseeing investigations into whistleblowing and other escalated matters. The Audit Committee held 17 meetings during 2021. The Risk Committee Chair fee reflects the regular interaction required between the Risk Committee Chair and the Group Chief Risk Officer and other senior managers in the risk management function, as well as the oversight role over the Credit Risk Review function, which reports directly to the Risk Committee Chair. The Risk Committee held 13 meetings during 2021, and in addition, the Risk Committee Chair held numerous meetings with regulators and other stakeholders. The Conduct and Financial Crime Control Committee held 6 meetings during 2021, plus one meeting of the entire committee with FINMA.
> Refer to the table “Meeting attendance – Board and Board committees” in IV – Corporate Governance – Board of Directors for further information.
> Refer to “Credit risk governance” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk coverage and management – Credit risk for further information on the Credit Risk Review function.
Compensation of Board members serving on subsidiary boards
A number of Board members also serve as non-executive members on the boards of Group subsidiary companies. This practice is consistent with the Group’s legal entity governance principles, which aim to foster a close alignment of the Group’s governance practices and those of its significant subsidiary companies.
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
Board members appointed to serve on subsidiary boards receive a flat subsidiary board membership fee of CHF 100,000 (or higher amounts if a Board member serves as the chair of the subsidiary board or a committee). This amount is generally less than that received by other non-executive subsidiary board members, given that Board members are already familiar with the Group’s entities and activities. Serving on a subsidiary board is nevertheless a significant additional commitment for these Board members, reflected, for example, in the number of subsidiary board meetings held throughout the year as shown in the following table.
Number of subsidiary board meetings
	Board	[1]	Committee	[2]	Total
Subsidiary
Credit Suisse Bank (Europe), S.A. [3]	4		4		8
Credit Suisse (Schweiz) AG	17		16		33
Credit Suisse International (CSI) / Credit Suisse Securities (Europe) Ltd. (CSSEL)	21		11		32
Credit Suisse Holdings (USA), Inc. [4]	34		15		49
1 Includes ad hoc meetings and calls.
2 Includes meetings of the respective subsidiary board's audit and risk committees.
3 Includes meetings held in 2021, starting from June 18, 2021, the date on which the board was formed.
4 Board and committee meetings held jointly with Credit Suisse (USA) Inc. and Credit Suisse Securities (USA) LLC.

Supplementary information
Board compensation from the 2021 AGM to the 2022 AGM (audited)
	Group
	GNC	AC	CC	CF CCC	RC	DTTC	SAC	Base board fee	Committee fee	Chair fee	Pension and other benefits	Total	Of which awarded in Group shares	[1]	Subsidiary board fee	[2]	Total, including subsidiary boards	[3]
CHF
Axel Lehmann, Chairman [4]	C				C (a.i.)			928,767	85,457	511,781	54,776	1,580,781	549,304		–		1,580,781
António Horta-Osório, former Chairman [5]								2,250,000	0	1,125,000	162,806	3,537,806	0		–		3,537,806
Iris Bohnet			M				C	250,000	100,000	75,000	–	425,000	212,500		–		425,000
Clare Brady		M		M				250,000	225,000	–	–	475,000	237,500		36,712		511,712
Juan Colombas		M	M		M			145,205	204,167	–	–	349,372	174,686		50,000		399,372
Christian Gellerstad	M		M	C				250,000	150,000	150,000	–	550,000	275,000		100,000		650,000
Michael Klein			M					250,000	100,000	–	–	350,000	175,000		–		350,000
Shan Li					M			250,000	100,000	–	–	350,000	175,000		–		350,000
Seraina Macia		M						250,000	150,000	–	–	400,000	200,000		–		400,000
Blythe Masters [6]			M			C		250,000	166,667	50,000	–	466,667	233,333		91,450		558,117
Richard Meddings [7]	M	C		M	M			250,000	175,000	600,000	–	1,025,000	512,500		84,258		1,109,258
Kai S. Nargolwala	M		C	M	M			250,000	225,000	300,000	–	775,000	387,500		–		775,000
Ana Paula Pessoa		M		M				250,000	225,000	–	–	475,000	237,500		137,500		612,500
Severin Schwan	M				M			250,000	150,000	–	–	400,000	200,000		–		400,000
Total								6,073,973	2,056,290	2,811,781	217,582	11,159,626	3,569,823		499,920		11,659,546
GNC = Governance and Nominations Committee; AC = Audit Committee; CC = Compensation Committee; CFCCC = Conduct and Financial Crime Control Committee; RC = Risk Committee; DTTC = Digital Transformation and Technology Committee; SAC = Sustainability Advisory Committee; C = Chair; M = Member

1
As of December 31, 2021, one-half of the Board member fees to be awarded in Group shares have been delivered to Board members. The applicable Group share price was CHF 9.35. The remaining shares will be delivered to Board members at or around the date of the 2022 AGM, and the share price for this second share delivery will be determined at that time. Group shares are subject to a four-year blocking period.

2
Subsidiary board fees were awarded for the following subsidiary and advisory board roles: i) Ms. Brady served from August 19, 2021 until December 2021 as non-executive board member of the UK subsidiaries Credit Suisse International and Credit Suisse Securities (Europe) Limited and receives annual fees of CHF 100,000 for this role; ii) as of January 1, 2022, Mr. Meddings assumed the chair of the UK subsidiaries Credit Suisse International and Credit Suisse Securities (Europe) Limited, subject to regulatory approval, and received an annual chair fee of GBP 250,000 on a pro-rated basis until March 10, 2022, at which time he stepped down as chair of the UK subsidiary, but remains on the board in the role of Vice-Chair, with an annual fee of GBP 150,000, payable on a pro-rated basis from March 10, 2022 to the 2022 AGM; iii) Mr. Colombas was appointed as non-executive chair of the Credit Suisse Bank (Europe), S.A. effective January 2022, subject to regulatory approval, and receives annual fees of CHF 150,000 for this role; iv) Mr. Gellerstad serves as non-executive board member of the Credit Suisse (Schweiz) AG and receives annual fees of CHF 100,000 for this role; v) Ms. Masters serves as non-executive chair of the Credit Suisse Holdings (USA), Inc. (CSH USA), effective January 2022, and receives annual fees of USD 300,000 for this role; vi) Ms. Pessoa served from June 2021 until December 2021 as non-executive chair of Credit Suisse Bank (Europe) S.A. and as chair of the Credit Suisse Brazil Advisory Board effective January 2022, and receives annual fees of CHF 150,000 for each of these roles. All amounts have been pro-rated to reflect the time the respective Board member served on the subsidiary board.

3
At the 2021 AGM, shareholders approved a maximum amount of total compensation to be awarded to Board members until the 2022 AGM of CHF 12 million. For the total compensation awarded to members of the Board, the Group will make estimated payments of CHF 0.6 million for the 2021/2022 Board period to cover the mandatory employer social security contributions as required under the social security laws applicable to the individual Board members based on their domicile and employment status. These contributions do not form part of the Board members' compensation.

4
The Chair fee of the Chairman is set at CHF 1.5 million to be awarded as 100% Group shares. In the case of Mr. Lehmann, this amount has been pro-rated from January 16, 2022 until the 2022 AGM. The total compensation of the Chairman includes benefits for the period from January 16, 2022 to the 2022 AGM of CHF 54,776, including pension and health insurance benefits. Mr. Lehmann furthermore received pro-rated amounts for his Risk Committee membership (October 1-31, 2021), Risk Committee Chair (November 1, 2021 - January 16, 2022), Audit Committee membership (October 1, 2021 - January 16, 2022), Conduct and Financial Crime Control Committee membership (October 1, 2021 - January 16, 2022) and Governance and Nominations Committee membership (November 1, 2021 - January 16, 2022). Upon becoming Chairman, Mr. Lehmann does not receive a separate fee for chairing the Governance and Nominations Committee or serving as the ad interim Risk Committee Chair until the AGM.

5
Mr. Horta-Osório served as Chairman and Board member from May 1, 2021 until January 16, 2022. As per terms of his resignation agreement, Mr. Horta-Osório remained at Credit Suisse until January 31, 2022 to ensure a smooth handover to his successor. He received his Chair fee (pro-rated from May 1, 2021 until January 31, 2022) fully in cash.

6
Since January 1, 2022, Ms. Masters serves as Chair of the new Digital Transformation and Technology Committee and receives annual fees of CHF 150,000 for this role or CHF 50,000 for the period from January 1, 2022 to the 2022 AGM.

7
In addition to his Audit Committee Chair fee of CHF 400,000, Mr. Meddings received CHF 200,000 or 50% of the annual Risk Committee Chair fee for taking on the role of the Risk Committee Chair on an ad interim basis for the six month period from May 1, 2021 through October 31, 2021. During this period, Mr. Meddings did not receive the regular Risk Committee membership fee. For the period between November 1, 2021 and April 29, 2022, Mr. Meddings will receive CHF 50,000 or 50% of the regular Risk Commitee membership fee.

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
GNC = Governance and Nominations Committee; AC = Audit Committee; CC = Compensation Committee; RC = Risk Committee; C = Chair; M = Member
1
As of December 31, 2020, one-half of the Board member fees to be awarded in Group shares had been delivered to Board members. The applicable Group share price was CHF 8.62. The remaining shares were delivered to Board members at or around the date of the 2021 AGM, and the share price for this second share delivery was determined at that time. Group shares are subject to a four-year blocking period.

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

Board shareholdings
The following table discloses the shareholdings of the Board members, their immediate family and companies in which they have a controlling interest. As of December 31, 2021 and 2020, there were no Board members with outstanding options.
Board shareholdings by individual
end of	2021	2020
December 31 (shares) [1]
Axel Lehmann [2]	108,220	–
António Horta-Osório [3]	335,902	–
Iris Bohnet	115,182	96,328
Clare Brady [2]	12,695	–
Juan Colombas [2,4]	–	–
Christian Gellerstad	138,884	103,991
Michael Klein	71,465	49,897
Shan Li	49,062	28,590
Seraina Macia	105,035	84,844
Blythe Masters [2]	12,027	–
Richard Meddings	58,403	13,774
Kai S. Nargolwala	422,140	366,334
Ana Paula Pessoa	79,404	53,816
Severin Schwan	199,154	169,976
Total	1,707,573	967,550	[5]
1 Includes Group shares that are subject to a blocking period of up to four years; includes shareholdings of immediate family members.
2 Clare Brady and Blythe Masters were newly elected at the 2021 AGM. Juan Colombas and Axel Lehmann were newly elected at the EGM on October 1, 2021.
3 Chairman and Board member until January 16, 2022.
4 Juan Colombas will receive the share portion of his Board and Committee fees at the end of the 2021/2022 Board period.
5
Excludes 425,783 shares held by Urs Rohner, 104,659 shares held by Andreas Gottschling, 77,724 shares held by Joaquin J. Ribeiro and 335,960 shares held by John Tiner, who did not stand for re-election to the Board as of April 30, 2021.

Board loans
The majority of loans outstanding to members of the Board are mortgages or loans against securities. Such loans are made to Board members on the same terms available to third-party clients. Pursuant to the AoA, each member of the Board may be granted individual credit facilities or loans up to a maximum of CHF 20 million at market conditions. As of December 31, 2021, 2020 and 2019, outstanding loans to Board members amounted to CHF 7 million, CHF 4 million and CHF 4 million, respectively.
Board members with loans, including the Chairman, do not benefit from employee conditions, but are subject to conditions applied to clients with a comparable credit standing. Unless otherwise noted, all loans to Board members are made in the ordinary course of business and substantially on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons. Such loans do not involve more than the normal risk of collectability or present other unfavorable features. In addition to the loans listed below, the Group or any of its banking subsidiaries may enter into financing and other banking agreements with companies in which current Board members have a significant influence as defined by the US Securities and Exchange Commission (SEC). Examples include holding executive and/or board level roles in these companies. Unless otherwise noted, loans extended by the Group to such companies are also made in the ordinary course of business and at prevailing market conditions. As of December 31, 2021, 2020 and 2019, there was no loan exposure to such related party companies that was not made in the ordinary course of business and at prevailing market conditions.
> Refer to “Banking relationships with Board and Executive Board members and related party transactions” in IV – Corporate Governance – Additional information for further information.
Board loans by individual (audited)
end of	2021	2020
December 31 (CHF)
António Horta-Osório [1]	2,477,554	0
Christian Gellerstad	3,456,750	3,495,150
Seraina Macia	936,000	944,000
Total	6,870,304	4,439,150	[2]
Includes loans to immediate family members and companies, in which the respective Board member has an ownership stake of 50% or higher.
1 Chairman and Board member until January 16, 2022.
2 Excludes a loan of CHF 4,490,000 held by Urs Rohner, who did not stand for re-election to the Board as of April 30, 2021.
Former members of the Board
One former member of the Board is eligible to receive office infrastructure and secretarial support. These services are based on existing resources and are not used on a regular basis. No other additional fees, severance payments or other forms of compensation were paid to former members of the Board or related parties during 2021 and 2020.

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
■ Executive Board non-financial assessment: one-third of the 2020 STI award was assessed based on strategy and ESG-related objectives, including the integration of ESG into investment processes, client satisfaction, corporate responsibility, talent management, diversity and inclusion, compliance, risk management and conduct and ethics. From 2022 onwards, ESG-related objectives will be considered as part of the overall Executive Board incentive pool determination (delivered in short-term and long-term awards), with a 30% weighting on Risk and Control, Values and Culture, and Sustainability;
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
The Group’s key achievements are summarized in the table below.

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

Executive Board compensation framework for 2021: key elements
There are two main components of Executive Board compensation: fixed compensation in the form of base salary, role-based allowances and pension and benefits; and variable compensation in the form of an annual STI award and an LTI opportunity, however the 2021 LTI proposal was withdrawn from the 2021 AGM and cancelled in full due to the Archegos matter. The base salary and STI/LTI opportunity levels are set at different levels for each Executive Board member, depending on factors such as scope of role, experience and market benchmarking. The key features of the STI are described in the following diagram, including the performance targets which are disclosed retrospectively. In setting the threshold, target and maximum performance levels for the STI, the Compensation Committee takes into account the Group’s internal financial plan, prior-year performance, analyst expectations and any publicly stated ambitions, in order to set performance targets which are challenging and motivating for the Executive Board.

2021 STI awards: key features

- Rewards **achievement of annual objectives** of the Group
- Each Executive Board member has a **maximum opportunity** that takes into account role, market experience and geography:
  - Executive Board members: ranges from 0.33 to 2.50 times base salary
  - CEO: 1.50 times base salary
- The maximum STI award pool equals the sum of all individual maximum opportunities of the Executive Board members. **The award pool amount is determined based on achievement of pre-determined Group financial and non-financial metrics**
- The STI award amount for each Executive Board member is assessed by the CEO based on **individualized scorecards**. Based on this assessment, the Compensation Committee makes proposals to the Board for the approval of final STI award amounts
- **Payout levels for Group and divisional financial criteria** (calculated as a linear percentage of the opportunity between levels):

Below threshold	Threshold	Target	Maximum
0%	25%	67%	100%

Performance criteria	Weighting
CEO and Corporate Functions Heads	
Adjusted income before taxes[1] (CHF billion)	33⅓%
RoTE[2] (%)	33⅓%
Non-financial criteria	33⅓%
Divisional CEOs (SUB, IWM, AM, APAC, IB)	
Adjusted income before taxes[1] (CHF billion)	12.5% – 25%
RoTE[2] (%)	12.5% – 25%
Division-specific financial metrics	25.0% – 37.5%
Non-financial criteria	25.0% – 37.5%

Vesting
2021
2022
2023
2024
2025
STI performance measurement period
50% STI immediate cash vest in 1Q22[3]
50% STI deferred cash vest in 1Q25[3]

Note: Individuals in certain jurisdictions may be subject to conditions other than those outlined above in order to comply with local legal or regulatory requirements.

1 Adjusted results are non-GAAP financial measures, which exclude certain items included in our reported results.

2 RoTE, a non-GAAP financial measure, is calculated as net income attributable to shareholders divided by average tangible shareholders' equity. Tangible shareholders' equity, a non-GAAP financial measure, is calculated by deducting goodwill and other intangible assets from total shareholders' equity.

3 For UK PRA MRTs (Material Risk Takers), to comply with regulatory requirements, delivery comprises 20% immediate cash payment, 20% immediate Credit Suisse Group AG registered shares, subject to a blocking period of 12 months, and 30% deferred cash and 30% deferred shares, vesting in five equal tranches on the third to seventh anniversaries of the grant date.

→ Refer to "Executive Board compensation" for further information.

> Refer to “Executive Board compensation” for further information.

Group employees compensation framework for 2021: key elements
The compensation structure for employees not on the Executive Board consists of fixed compensation in the form of base salary, role-based allowances and pension and benefits, and variable compensation in the form of cash, share awards, performance share awards and contingent capital awards, as shown in the diagram below.
> Refer to “Group compensation” for further information.
Board of Directors compensation framework for 2021: key elements
The Board compensation framework for 2021 continues to be based on a fixed fee structure for the period from one AGM to the next with pre-defined fees for Board membership, committee membership and chairing a committee. In line with industry practice, Board fees are not linked to the financial performance of the Group. Fees for specific Board leadership roles are reviewed periodically and adjusted as required. Base Board fees have not changed for over 10 years.
> Refer to “Board of Directors compensation” for further information.

Compensation governance
The Compensation Committee
The Compensation Committee is the supervisory and governing body for compensation policies, practices and plans. In designing and setting compensation, the Compensation Committee aims to make decisions in the best interests of the Group and to align the interests of the Group’s employees to those of shareholders and other stakeholders. The Compensation Committee reviews proposals regarding Group, Executive Board and Board compensation, and makes recommendations to the Board for approval. Total Executive Board compensation and Board compensation are also subject to shareholder approval pursuant to the Compensation Ordinance and the AoA.
The Compensation Committee consists of at least three members of the Board, all of whom must be independent. The members during the 2021 AGM to 2022 AGM term were Kai S. Nargolwala (Chair), Iris Bohnet, Christian Gellerstad, Michael Klein and Blythe Masters, as well as Juan Colombas following his election at the Extraordinary General Meeting on October 1, 2021. The Board has applied the independence criteria of the SIX Swiss Exchange Directive on Information relating to Corporate Governance, the FINMA, the Swiss Code of Best Practice for Corporate Governance, and the listing standards of the New York Stock Exchange (NYSE) and the Nasdaq Stock Market (Nasdaq), in determining that all of these individuals are independent.
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
In addition to the 33 investor and proxy adviser meetings held by the Compensation Committee Chair, during 2021, the Compensation Committee held 18 internal meetings and calls, including one workshop, with an overall attendance rate of 92%. The Compensation Committee’s focus areas in 2021 are summarized in the following table:
Compensation Committee activities in 2021
	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sept	Oct	Nov	Dec
Compensation governance, design and disclosure
Review of compensation policy and charter updates		■						■
Review of Compensation Report			■							■
Review and refinement of Executive Board compensation design					■	■		■		■		■
Review of Group compensation structure and award plans		■		■	■	■	■	■		■	■	■
Compensation Committee self-assessment and focus areas	■
Risk and regulatory
Review of input from control functions	■	■										■
Review of any disciplinary events/potential application of malus	■	■	■	■		■	■	■	■	■		■
Review of regulatory developments								■		■
Annual compensation review
Accruals and full year forecast of variable incentive compensation pools	■	■		■			■			■		■
Performance assessment and overall Group pool recommendation	■	■								■		■
CEO and Executive Board performance objectives and target setting	■	■		■		■	■	■
CEO and Executive Board performance assessment and awards		■						■				■
Review of Board fees		■
External
Review of shareholder engagement and feedback				■		■				■		■
Review of market trends				■		■		■				■
Review of benchmarking data								■

Advisers to the Compensation Committee
The Compensation Committee is authorized to retain external advisers to provide support as it carries out its responsibilities. Deloitte LLP (Deloitte) has been retained to assist the Compensation Committee in ensuring that the Group’s compensation programs remain competitive, responsive to regulatory developments and in line with the compensation policy. Deloitte has appointed a senior consultant to advise the Compensation Committee. Apart from assisting the Compensation Committee, this senior consultant does not provide any other services to the Group. The Compensation Committee also obtained external legal advice during 2021 on various matters relating to compensation policy and design. Prior to appointment, the Compensation Committee conducted an independence assessment of its advisers pursuant to the rules of the SEC and the listing standards of the NYSE and the Nasdaq.
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
2 In consultation with the Audit Committee Chair.
Risk and control considerations
During its annual review of the Group’s performance, the Compensation Committee considers input from the Risk Committee Chair with respect to risk considerations, and the Audit Committee Chair with respect to internal control considerations as well as the Conduct and Financial Crime Control Committee Chair with respect to matters concerning financial crime compliance. The Compensation Committee also considers input from various corporate functions including Risk, Compliance, General Counsel, Human Resources and Internal Audit, regarding control and compliance issues and any breaches of relevant rules and regulations or the Group’s Code of Conduct.
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
Controls and procedures
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
The CEO and CFO concluded that, as of December 31, 2021, the design and operation of the Group’s disclosure controls and procedures were effective, in all material respects, to ensure that information required to be disclosed in reports filed and submitted under the Exchange Act is recorded, processed, summarized and reported as and when required.
Management’s report on internal control over financial reporting
The management of the Group is responsible for establishing and maintaining adequate internal control over financial reporting. The Group’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with US GAAP. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.
Management has made an evaluation and assessment of the Group’s internal control over financial reporting as of December 31, 2021 using the criteria issued in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in “Internal Control – Integrated Framework”.
Based upon its review and evaluation, management, including the Group CEO and CFO, has concluded that the Group’s internal control over financial reporting is effective as of December 31, 2021.
The Group’s independent registered public accounting firm, PricewaterhouseCoopers AG, has issued an unqualified opinion on the effectiveness of the Group’s internal control over financial reporting as of December 31, 2021, as stated in their report.
Changes in internal control over financial reporting
There were no changes in the Group’s internal control over financial reporting during the period covered by this report that have materially affected, or are reasonably likely to materially affect, the Group’s internal control over financial reporting.

Report of the Independent Registered Public Accounting Firm
PricewaterhouseCoopers AG, Zurich, Switzerland, PCAOB ID 1358
Report of the Independent Registered Public Accounting Firm Report of Independent Registered Public Accounting Firm To the Board of Directors and shareholders of Credit Suisse Group AG Opinions on the Financial Statements and Internal Control over Financial Reporting We have audited the accompanying consolidated balance sheets of Credit Suisse Group AG and its subsidiaries (the “Group”) as of December 31, 2021 and 2020, and the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for the years then ended, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Group's internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO. We also have audited the adjustments to reflect the change in the composition of reportable segments as presented and described in Note 4. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review or apply any procedures to the 2019 financial statements of the Group other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2019 financial statements taken as a whole. Change in Accounting Principle As discussed in Note 2 and Note 20 to the consolidated financial statements, the Group changed the manner in which it accounts for credit losses on certain financial instruments in 2020. Basis for Opinions The Group's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s report on internal control over financial reporting. Our responsibility is to express opinions on the Group’s consolidated financial statements and on the Group's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions. Definition and Limitations of Internal Control over Financial Reporting A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Critical Audit Matters The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate. Fair Value of Certain Level 3 Financial Instruments As described in Note 36 to the consolidated financial statements, the Group carries CHF 10,578 million of its assets and CHF 14,443 million of its liabilities at fair value measured on a recurring basis that are classified in level 3 of the fair value hierarchy as of December 31, 2021. For these financial instruments, for which no prices are available and which have few or no observable inputs, the determination of fair value may require the use of either industry standard models or internally developed proprietary models, as well as require subjective assessment and judgment, depending on liquidity, pricing assumptions, the current economic and competitive environment and the risks affecting the specific instrument. Unobservable inputs used by management to value certain of these level 3 financial instruments included price, credit spread, correlation, volatility, market implied life expectancy and mortality rate. The principal considerations for our determination that performing procedures relating to the fair value of certain level 3 financial instruments is a critical audit matter are the significant judgment by management to determine the fair value of these financial instruments due to the use of either industry standard models or internally developed proprietary models, which included unobservable inputs related to price, credit spread, correlation, volatility, market implied life expectancy and mortality rate; this in turn led to a high degree of auditor subjectivity, judgment and effort to evaluate the audit evidence related to the valuation, and the audit effort involved the use of professionals with specialized skill and knowledge. Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the fair value of certain level 3 financial instruments, including controls over the Group’s models, significant unobservable inputs, and data. These procedures also included, among others (i) the involvement of professionals with specialized skill and knowledge to assist in developing an independent range of prices for a sample of financial instruments and (ii) comparing the independent estimate to management’s estimate to evaluate the reasonableness of management’s estimate. Developing the independent estimate involved (i) testing the completeness and accuracy of data provided by management, and as appropriate, (ii) evaluating the reasonableness of management’s unobservable inputs and (iii) independently developing unobservable inputs related to price, credit spread, correlation, volatility, market implied life expectancy and mortality rate. Allowance for Credit Losses – Collectively Evaluated Corporate and Institutional Loans – Investment Bank As described in Note 20 to the consolidated financial statements, the Group’s allowance for credit losses represents management’s estimate of expected credit losses on loans held at amortized cost. As of December 31, 2021, the collectively evaluated expected credit losses in the Investment Bank of CHF 136 million primarily consist of Corporate and Institutional loans with a gross loan balance, excluding those which are held at fair value, of CHF 17,776 million. The Group’s credit loss requirements are based on a forward-looking, lifetime current expected credit loss (“CECL”) model by incorporating reasonable and supportable forecasts of future economic conditions available at the reporting date. Management’s estimation of expected credit losses is based on a discounted probability-weighted estimate that considers three future macroeconomic scenarios: a baseline scenario, an upside scenario and a downside scenario. For events which cannot be adequately reflected in CECL models due to a lack of historical experience the event may be embedded in the baseline scenario. In order to address circumstances where in management’s judgment the CECL model outputs are overly sensitive to the effect of economic inputs that lie outside of their historical range, model overlays are applied. Such overlays are based on judgment and are applied in response to these circumstances to consider historical stressed losses and industry and counterparty credit level reviews. The principal considerations for our determination that performing procedures relating to the allowance for credit losses on collectively evaluated corporate and institutional loans within the Investment Bank is a critical audit matter are (i) the significant judgment by management in evaluating model results and assessing the need for overlays to the CECL model output in the current environment, (ii) the significant judgment and estimation by management in determining an appropriate methodology for the overlays applied, which both in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and in evaluating audit evidence obtained relating to the model results and the appropriateness of overlays to the CECL model output, and (iii) the audit effort involved the use of professionals with specialized skill and knowledge. Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s expected credit loss process, including controls over the Group’s models. The procedures also included, among others, testing management’s process for estimating expected credit losses, which included (i) evaluating the appropriateness of the methodologies used to determine the allowance for credit losses, (ii) testing the completeness and accuracy of data used in the estimate, and (iii) evaluating the reasonableness of management’s model overlays. The procedures included the use of professionals with specialized skill and knowledge to assist in evaluating the appropriateness of model methodologies and assist in evaluating the audit evidence. Litigation provisions As described in Note 40 to the consolidated financial statements, the Group is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its businesses. The Group’s aggregate litigation provisions include estimates of losses, additional losses or ranges of loss for proceedings for which such losses are probable and can be reasonably estimated. As of December 31, 2021, the Group has recorded litigation provisions of CHF 1,539 million. Management’s estimate of the aggregate range of reasonably possible losses that are not covered by existing provisions for which the Group believes an estimate is possible is zero to CHF 1.5 billion. The principal considerations for our determination that performing procedures relating to the litigation provisions is a critical audit matter are the significant judgment by management when assessing the likelihood of a loss being incurred and when determining whether a reasonable estimate of the loss or ranges of loss for each claim can be made, which in turn led to a high degree of auditor judgment, subjectivity, and effort in evaluating management’s assessment of the litigation provisions and related disclosures. Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s estimation of the litigation provisions, including controls over determining whether a loss is probable and whether the amount of loss can be reasonably estimated, as well as controls over the related financial statement disclosures. These procedures also included, among others, obtaining and evaluating the letters of audit inquiry with internal and external legal counsel, evaluating the reasonableness of management’s assessment regarding whether an unfavorable outcome is reasonably possible or probable and reasonably estimable, and evaluating the sufficiency of the Group’s litigation provisions and related disclosures. Income taxes – Realization of the tax benefit of the loss related to Archegos As described in Note 29 to the consolidated financial statements, the Group recognized a net deferred tax asset (“DTA”) balance of CHF 2,953 million as of December 31, 2021. The most significant DTAs arose in the United States, of which certain amounts relate to the tax benefit of Archegos losses deemed attributable to non-United Kingdom (“UK”) operations. The realization of deferred tax assets on temporary differences is dependent upon the generation of taxable income during the periods in which those temporary differences become deductible. In evaluating whether deferred tax assets will be realized, management considers both positive and negative evidence, including projected future taxable income, the reversal of deferred tax liabilities, which can be scheduled, and tax planning strategies. The principal considerations for our determination that performing procedures relating to income taxes associated with the realization of the tax benefit of the loss related to of Archegos is a critical audit matter are the significant judgments by management to determine the Archegos losses attributable to non-UK operations, as well as in evaluating whether Archegos related DTAs will be realized. This in turn led to a high degree of auditor subjectivity, judgment and effort in evaluating audit evidence obtained related to management’s assessment to the determination of the attribution and characteristics of the loss and in evaluating whether Archegos related DTAs will be realized. Also, the audit effort involved the use of professionals with specialized skill and knowledge. Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s process for determining the realization of DTAs, including those related to Archegos losses. These procedures also included, among others, evaluating the reasonableness of management’s assessment regarding the attribution of the Archegos loss between UK and non-UK operations as well as in evaluating whether Archegos related DTAs will be realized, both of which included the use of professionals with specialized skill and knowledge to assist in evaluating the reasonableness of management’s conclusions. /s/ PricewaterhouseCoopers AG Zurich, Switzerland March 10, 2022 We have served as the Group’s auditor since 2020.

284-I

284-II

284-III

Report of the Independent Registered Public Accounting Firm To the shareholders and Board of Directors of Credit Suisse Group AG, Zurich Opinion on the Consolidated Financial Statements We have audited, before the adjustments to reflect the change in the composition of reportable segments as presented and described in Note 4, the consolidated statements of operations, comprehensive income, changes in equity, and cash flows of Credit Suisse Group AG and subsidiaries (the “Group”) for the year ended December 31, 2019, and the related notes (collectively, the “consolidated financial statements”). The 2019 consolidated financial statements before the adjustments to reflect the change in the composition of reportable segments as presented and described in Note 4 are not presented herein. In our opinion, the consolidated financial statements, before the adjustments to reflect the change in the composition of reportable segments as presented and described in Note 4, present fairly, in all material respects, the results of operations of the Group and its cash flows for the year ended December 31, 2019, in conformity with U.S. generally accepted accounting principles. We were not engaged to audit, review, or apply any procedures to the adjustments to reflect the change in the composition of reportable segments as presented and described in Note 4 and, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by other auditors. Basis for Opinion These consolidated financial statements are the responsibility of the Group’s management and the Board of Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion. KPMG AG We served as the Group’s auditor from 1989 to 2020. Zurich, March 25, 2020
284-IV

Consolidated financial statements
Consolidated statements of operations
in	Note	2021	2020	2019
Consolidated statements of operations (CHF million)
Interest and dividend income	5	9,658	11,261	16,671
Interest expense	5	(3,847)	(5,313)	(9,654)
Net interest income	5	5,811	5,948	7,017
Commissions and fees	6	13,165	11,853	11,158
Trading revenues	7	2,431	3,295	1,739
Other revenues	8	1,289	1,293	2,570
Net revenues		22,696	22,389	22,484
Provision for credit losses	9	4,205	1,096	324
Compensation and benefits	10	8,963	9,890	10,036
General and administrative expenses	11	7,159	6,523	6,128
Commission expenses		1,243	1,256	1,276
Goodwill impairment	21	1,623	0	0
Restructuring expenses	12	103	157	–
Total other operating expenses		10,128	7,936	7,404
Total operating expenses		19,091	17,826	17,440
Income/(loss) before taxes		(600)	3,467	4,720
Income tax expense	29	1,026	801	1,295
Net income/(loss)		(1,626)	2,666	3,425
Net income/(loss) attributable to noncontrolling interests		24	(3)	6
Net income/(loss) attributable to shareholders		(1,650)	2,669	3,419
Earnings/(loss) per share (CHF)
Basic earnings/(loss) per share	13	(0.67)	1.09	1.35
Diluted earnings/(loss) per share	13	(0.67)	1.06	1.32
Consolidated statements of comprehensive income
in	2021	2020	2019
Comprehensive income/(loss) (CHF million)
Net income/(loss)	(1,626)	2,666	3,425
Gains/(losses) on cash flow hedges	(301)	178	100
Foreign currency translation	795	(3,065)	(1,025)
Unrealized gains/(losses) on securities	0	(17)	20
Actuarial gains/(losses)	1,022	(37)	326
Net prior service credit/(cost)	(91)	(148)	217
Gains/(losses) on liabilities related to credit risk	405	202	(1,860)
Other comprehensive income/(loss), net of tax	1,830	(2,887)	(2,222)
Comprehensive income/(loss)	204	(221)	1,203
Comprehensive income/(loss) attributable to noncontrolling interests	30	(9)	8
Comprehensive income/(loss) attributable to shareholders	174	(212)	1,195
The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated balance sheets
end of	Note	2021	2020
Assets (CHF million)
Cash and due from banks		164,818	139,112
of which reported at fair value		308	525
of which reported from consolidated VIEs		108	90
Interest-bearing deposits with banks		1,323	1,298
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	15	103,906	92,276
of which reported at fair value		68,623	57,994
Securities received as collateral, at fair value		15,017	50,773
of which encumbered		8,455	27,614
Trading assets, at fair value	16	111,141	157,338
of which encumbered		30,092	52,468
of which reported from consolidated VIEs		1,822	2,164
Investment securities	17	1,005	607
of which reported at fair value		1,005	607
of which encumbered		516	0
Other investments	18	5,826	5,412
of which reported at fair value		4,094	3,794
of which reported from consolidated VIEs		1,015	1,251
Net loans	19	291,686	291,908
of which reported at fair value		10,243	11,408
of which encumbered		42	179
of which reported from consolidated VIEs		1,400	900
allowance for credit losses		(1,297)	(1,536)
Goodwill	21	2,917	4,426
Other intangible assets	22	276	237
of which reported at fair value		224	180
Brokerage receivables		16,687	35,941
allowance for credit losses		(4,186)	(1)
Other assets	23	41,231	39,637
of which reported at fair value		9,184	8,373
of which encumbered		0	167
of which reported from consolidated VIEs		1,496	1,876
of which loans held-for-sale (amortized cost base)		588	650
allowance for credit losses - other assets held at amortized cost		(30)	(43)
Total assets		755,833	818,965
The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated balance sheets (continued)
end of	Note	2021	2020
Liabilities and equity (CHF million)
Due to banks	25	18,965	16,423
of which reported at fair value		477	413
Customer deposits	25	392,819	390,921
of which reported at fair value		3,700	4,343
of which reported from consolidated VIEs		0	1
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	15	35,274	36,994
of which reported at fair value		13,213	13,594
Obligation to return securities received as collateral, at fair value		15,017	50,773
Trading liabilities, at fair value	16	27,535	45,871
of which reported from consolidated VIEs		8	10
Short-term borrowings		19,393	20,868
of which reported at fair value		10,690	10,740
of which reported from consolidated VIEs		4,352	4,178
Long-term debt	26	166,896	161,087
of which reported at fair value		68,722	70,976
of which reported from consolidated VIEs		1,391	1,746
Brokerage payables		13,060	21,653
Other liabilities	23	22,644	31,434
of which reported at fair value		2,592	7,780
of which reported from consolidated VIEs		231	208
Total liabilities		711,603	776,024
Common shares		106	98
Additional paid-in capital		34,938	33,323
Retained earnings		31,064	32,834
Treasury shares, at cost		(828)	(428)
Accumulated other comprehensive income/(loss)	27	(21,326)	(23,150)
Total shareholders' equity		43,954	42,677
Noncontrolling interests		276	264
Total equity		44,230	42,941

Total liabilities and equity		755,833	818,965
> Refer to “Note 34 – Guarantees and commitments” and “Note 40 – Litigation” for information on commitments and contingencies.

end of	Note	2021	2020
Additional share information
Par value (CHF)		0.04	0.04
Authorized shares [1]		3,100,747,720	3,100,747,720
Common shares issued	27	2,650,747,720	2,447,747,720
Treasury shares	27	(81,063,211)	(41,602,841)
Shares outstanding	27	2,569,684,509	2,406,144,879
1 Includes issued shares and unissued shares (conditional, conversion and authorized capital).
The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated statements of changes in equity
	Attributable to shareholders
	Common shares	Additional paid-in capital		Retained earnings	Treasury shares, at cost		AOCI	Total share- holders' equity	Non- controlling interests	Total equity
2021 (CHF million)
Balance at beginning of period	98	33,323		32,834	(428)		(23,150)	42,677	264	42,941
Purchase of subsidiary shares from non- controlling interests, not changing ownership [1,2]	–	–		–	–		–	–	(42)	(42)
Sale of subsidiary shares to noncontrolling interests, not changing ownership [2]	–	–		–	–		–	–	27	27
Net income/(loss)	–	–		(1,650)	–		–	(1,650)	24	(1,626)
Total other comprehensive income/(loss), net of tax	–	–		–	–		1,824	1,824	6	1,830
Issuance of common shares	8	1,748		–	(1,756)	[3]	–	–	–	0
Conversion of mandatory convertible notes	–	–		–	1,756		–	1,756	–	1,756
Sale of treasury shares	–	(22)		–	20,880		–	20,858	–	20,858
Repurchase of treasury shares	–	–		–	(21,915)		–	(21,915)	–	(21,915)
Share-based compensation, net of tax	–	54		–	635		–	689	–	689
Dividends paid	–	(136)	[4]	(120)	–		–	(256)	(1)	(257)
Changes in scope of consolidation, net	–	–		–	–		–	–	(2)	(2)
Other	–	(29)		–	–		–	(29)	–	(29)
Balance at end of period	106	34,938		31,064	(828)		(21,326)	43,954	276	44,230
2020 (CHF million)
Balance at beginning of period	102	34,661		30,634	(1,484)		(20,269)	43,644	70	43,714
Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	–		–	–		–	–	(20)	(20)
Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–		–	–		–	–	19	19
Net income/(loss)	–	–		2,669	–		–	2,669	(3)	2,666
Cumulative effect of accounting changes, net of tax	–	–		(132)	–		–	(132)	–	(132)
Total other comprehensive income/(loss), net of tax	–	–		–	–		(2,881)	(2,881)	(6)	(2,887)
Cancellation of repurchased shares	(4)	(1,321)		–	1,325		–	–	–	–
Sale of treasury shares	–	(35)		–	12,399		–	12,364	–	12,364
Repurchase of treasury shares	–	–		–	(13,253)		–	(13,253)	–	(13,253)
Share-based compensation, net of tax	–	377		–	585		–	962	–	962
Dividends paid	–	(379)		(337)	–		–	(716)	–	(716)
Changes in scope of consolidation, net	–	–		–	–		–	–	198	198
Other	–	20		–	–		–	20	6	26
Balance at end of period	98	33,323		32,834	(428)		(23,150)	42,677	264	42,941
1 Distributions to owners in funds include the return of original capital invested and any related dividends.
2 Transactions with and without ownership changes related to fund activity are all displayed under "not changing ownership".
3 Reflects the issuance of mandatory convertible notes in May 2021.
4 Paid out of capital contribution reserves.
The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated statements of changes in equity (continued)
	Attributable to shareholders
	Common shares	Additional paid-in capital	Retained earnings	Treasury shares, at cost	AOCI	Total share- holders' equity	Non- controlling interests	Total equity
2019 (CHF million)
Balance at beginning of period	102	34,889	26,973	(61)	(17,981)	43,922	97	44,019
Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	–	–	–	–	–	(103)	(103)
Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–	–	–	–	–	74	74
Net income/(loss)	–	–	3,419	–	–	3,419	6	3,425
Cumulative effect of accounting changes, net of tax	–	–	242	–	(64)	178	–	178
Total other comprehensive income/(loss), net of tax	–	–	–	–	(2,224)	(2,224)	2	(2,222)
Sale of treasury shares	–	11	–	9,613	–	9,624	–	9,624
Repurchase of treasury shares	–	–	–	(11,536)	–	(11,536)	–	(11,536)
Share-based compensation, net of tax	–	334	–	500	–	834	–	834
Financial instruments indexed to own shares	–	122	–	–	–	122	–	122
Dividends paid	–	(695)	–	–	–	(695)	(1)	(696)
Changes in scope of consolidation	–	–	–	–	–	–	(5)	(5)
Balance at end of period	102	34,661	30,634	(1,484)	(20,269)	43,644	70	43,714
The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated statements of cash flows
in	2021	2020	2019
Operating activities (CHF million)
Net income/(loss)	(1,626)	2,666	3,425
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities (CHF million)
Impairment, depreciation and amortization	3,041	1,356	1,275
Provision for credit losses	4,205	1,096	324
Deferred tax provision/(benefit)	225	434	589
Share-based compensation	922	1,152	1,066
Valuation adjustments relating to long-term debt	1,424	2,364	10,221
Share of net income/(loss) from equity method investments	(182)	(121)	(79)
Trading assets and liabilities, net	27,054	(8,090)	(28,155)
(Increase)/decrease in other assets	14,623	(7,829)	2,903
Increase/(decrease) in other liabilities	(12,537)	819	(6,656)
Other, net	(211)	122	(2,251)
Total adjustments	38,564	(8,697)	(20,763)
Net cash provided by/(used in) operating activities	36,938	(6,031)	(17,338)
Investing activities (CHF million)
(Increase)/decrease in interest-bearing deposits with banks	(7)	(519)	411
(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	(8,895)	19,289	8,386
Purchase of investment securities	(630)	(402)	(557)
Proceeds from sale of investment securities	0	629	6
Maturities of investment securities	184	184	1,007
Investments in subsidiaries and other investments	(2,049)	(210)	(285)
Proceeds from sale of other investments	616	678	1,158
(Increase)/decrease in loans	(3,710)	(8,029)	(16,377)
Proceeds from sales of loans	5,371	3,860	4,612
Capital expenditures for premises and equipment and other intangible assets	(1,419)	(1,188)	(1,293)
Proceeds from sale of premises and equipment and other intangible assets	3	45	30
Other, net	454	113	543
Net cash provided by/(used in) investing activities	(10,082)	14,450	(2,359)
The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated statements of cash flows (continued)
in	2021	2020	2019
Financing activities (CHF million)
Increase/(decrease) in due to banks and customer deposits	1,217	24,618	26,149
Increase/(decrease) in short-term borrowings	(337)	(5,246)	6,919
Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(2,996)	(1,534)	3,381
Issuances of long-term debt	56,552	58,009	34,963
Repayments of long-term debt	(52,965)	(42,768)	(46,290)
Sale of treasury shares	20,858	12,364	9,624
Repurchase of treasury shares	(21,915)	(13,253)	(11,536)
Dividends paid	(257)	(716)	(696)
Other, net	(204)	7	(378)
Net cash provided by/(used in) financing activities	(47)	31,481	22,136
Effect of exchange rate changes on cash and due from banks (CHF million)
Effect of exchange rate changes on cash and due from banks	(1,103)	(2,667)	(607)
Net increase/(decrease) in cash and due from banks (CHF million)
Net increase/(decrease) in cash and due from banks	25,706	37,233	1,832

Cash and due from banks at beginning of period [1]	139,112	101,879	100,047
Cash and due from banks at end of period [1]	164,818	139,112	101,879
1 Includes restricted cash.
Supplemental cash flow information
in	2021	2020	2019
Cash paid for income taxes and interest (CHF million)
Cash paid for income taxes	815	757	729
Cash paid for interest	5,703	8,376	13,115
> Refer to “Note 3 – Business developments, significant shareholders and subsequent events”, “Note 20 – Financial instruments measured at amortized cost and credit losses” and “Note 24 – Leases” for information on non-cash transactions.
The accompanying notes to the consolidated financial statements are an integral part of these statements.

Notes to the consolidated financial statements
1 Summary of significant accounting policies
Overview
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
Revisions of prior period financial statements
In connection with ongoing internal control processes, the Group identified accounting issues that were not material individually or in aggregate to the prior period financial statements. As a result of these accounting issues prior periods have been revised in the consolidated financial statements and the related notes.
The Group identified accounting issues with respect to the netting treatment relating to the presentation of a limited population of certain securities lending and borrowing activities. As a result, balance sheet and cash flow positions for both assets and liabilities relating to these activities were understated. For the year ended December 31, 2020, “Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions”, “Total assets”, “Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions” as well as “Total liabilities” in the consolidated balances sheets were revised by CHF 13,143 million. For the year ended December 31, 2020, “(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions” and “Net cash provided by/(used in) investing activities” were revised by a credit of CHF 70 million in the consolidated statements of cash flows and “Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions” and “Net cash provided by/(used in) financing activities” were revised by a debit of CHF 70 million. Due to the increase in total assets the Group’s leverage exposure increased by the same amount and reduced the related leverage ratios by 10 basis points.
Separately, in the consolidated statements of cash flows share-based compensation expenses, net were previously included in net cash provided by/(used in) financing activities, but are now separately included in net cash provided by/(used in) operating activities. The Group also expanded the elimination of non-cash exchange rate movements related to certain operating, investing and financing activities. In addition, the presentation of certain cash flow hedges were reclassified. In aggregate for these matters for the year ended December 31, 2020, “Net cash provided by/(used in) operating activities” were revised by a debit of CHF 483 million, “Net cash provided by/(used in) investing activities” were revised by a credit of CHF 2,294 million and “Net cash provided by/(used in) financing activities were revised by a debit of CHF 1,811 million. In aggregate for these matters for the year ended December 31, 2019, “Net cash provided by/(used in) operating activities” were revised by a debit of CHF 1,086 million, “Net cash provided by/(used in) investing activities” were revised by a credit of CHF 1,033 million and “Net cash provided by/(used in) financing activities were revised by a credit of CHF 53 million.
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
For the purpose of consolidation, the assets and liabilities of Group companies with functional currencies other than the Swiss franc are translated into Swiss franc equivalents using year-end spot foreign exchange rates, whereas revenues and expenses are translated at weighted average foreign exchange rates for the period. Translation adjustments arising from consolidation are included in accumulated other comprehensive income/(loss) (AOCI) within total shareholders’ equity. Cumulative translation adjustments are released from AOCI and recorded in the consolidated statements of operations when the Group loses control of a consolidated foreign subsidiary.
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
Reverse repurchase and repurchase agreements
Purchases of securities under agreements to resell (reverse repurchase agreements) and securities sold under agreements to repurchase (repurchase agreements) do not constitute economic sales; therefore, they are treated as collateralized financing transactions, which are carried in the consolidated balance sheet at the amount of cash disbursed or received, respectively. Reverse repurchase agreements are recorded as collateralized assets while repurchase agreements are recorded as liabilities. The underlying securities sold continue to be recognized in trading assets or investment securities. The fair value of securities to be repurchased and resold is monitored on a daily basis, and additional collateral is obtained as needed to protect against credit exposure.
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
Reverse repurchase and repurchase agreements may be netted if they are with the same counterparty, have the same maturity date, settle through the same qualifying clearing institution and are subject to a right of offset allowed by a legally enforceable master netting agreement or a central counterparty’s clearing rules.
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
Securities lending and borrowing fees and interest received or paid are recorded in interest and dividend income and interest expense, respectively, on an accrual basis. If the fair value basis of accounting is elected, any resulting change in fair value is reported in trading revenues. Accrued interest income and expense are recorded in the same manner as under the accrual method.

Transfers of financial assets
Transfers of financial assets may involve the sale of these assets to special purpose entities (SPEs), which in turn issue securities to investors. The Group values its beneficial interests in such SPEs at fair value using quoted market prices, if such positions are traded on an active exchange, or financial models that incorporate observable and unobservable inputs, if such positions are not traded on an active exchange.
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
Loans held-for-sale
Loans which the Group intends to sell in the foreseeable future are considered held-for-sale and are carried at the lower of amortized cost or market value determined on either an individual method basis, or in the aggregate for pools of similar loans if sold or securitized as a pool. Loans held-for-sale are included in other assets. Adjustments to the lower of amortized cost basis or fair value are presented as a valuation allowance and recorded in other revenue.
Purchased loans with credit deterioration
A purchased loan measured at amortized cost is considered a purchased loan with credit deterioration if it has experienced more-than-insignificant deterioration in credit quality since origination. At the date of acquisition, the allowance for credit is added to the purchase price of the loan to establish the initial amortized cost basis. Any difference between the amortized cost and the unpaid principal amount is recognized in interest income using the effective interest method. After the purchase date, the allowance for credit losses is adjusted for subsequent changes in estimates of current expected credit losses.
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
Leases
For lessee arrangements, the Group recognizes lease liabilities, which are reported as other liabilities or long-term debt, and right-of-use assets, which are reported as other assets. Lease liabilities are recognized at the lease commencement date based on the present value of future lease payments over the lease term. Right-of-use assets are initially measured based on the lease liability, adjusted for any initial direct costs, any lease payments made prior to lease commencement and for any lease incentives.
> Refer to “Note 23 – Other assets and other liabilities”, “Note 24 – Leases” and “Note 26 – Long-term debt” for further information.
Periods covered by options that permit the Group to extend or terminate a lease are only included in the measurement of right-of-use assets and lease liabilities when it is reasonably certain that the Group would exercise the extension option or would not exercise the termination option. Lease payments which depend on an index or a referenced rate are considered unavoidable and are included in the lease liabilities using the index or rate as of the lease commencement date. Other variable lease payments, as well as subsequent changes in an index or referenced rate, are excluded from the lease liabilities. The Group’s incremental borrowing rate, which is used in determining the present value of lease payments, is derived from information available at the lease commencement date.
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
Recognition of an impairment on non-financial assets
The Group evaluates premises, equipment, right-of-use assets and finite intangible assets for impairment at least annually and whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The impairment assessment is performed for a group of assets for which largely separate cash flows can be identified. Where the carrying amount for the group of assets exceeds the fair value, the group of assets is considered impaired and an impairment is recorded in general and administrative expenses. Recognition of an impairment on such assets establishes a new cost base, which is not adjusted for subsequent recoveries in value.
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
If the net lump sum payments out of a plan exceed the threshold, a proportionate share of actuarial gains and losses equal to the percentage reduction of the PBO will be recognized in earnings. The threshold is defined as the sum of the service cost and interest cost of that year.
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
2 Recently issued accounting standards
Recently adopted accounting standards
ASC Topic 740 – Income Taxes
In December 2019, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2019-12, “Simplifying the Accounting for Income Taxes” (ASU 2019-12), an update to Accounting Standards Codification (ASC) Topic 740 – Income Taxes. The amendments in ASU 2019-12 eliminated certain exceptions related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the accounting for basis differences when there are changes in foreign ownership. In addition, ASU 2019-12 included clarification and simplification of other aspects of the accounting for income taxes. The amendments were effective for annual reporting periods beginning after December 15, 2020 and for the interim periods within those annual reporting periods. Early adoption was permitted, including in an interim period. The adoption of ASU 2019-12 on January 1, 2021 did not have a material impact on the Group’s financial position, results of operations or cash flows.
ASC Topic 848 – Reference Rate Reform
In March 2020, the FASB issued ASU 2020-04, “Facilitation of the Effects of Reference Rate Reform on Financial Reporting” (ASU 2020-04), creating ASC Topic 848 - Reference Rate Reform. The amendments in ASU 2020-04 provided optional guidance for a limited period of time to ease the potential burden in accounting for (or recognizing the effects of) reference rate reform on financial reporting. The amendments were elective and applied to contracts, hedging relationships and other transactions that referenced the London Interbank Offered Rate (LIBOR) or another reference rate expected to be discontinued because of reference rate reform.
In January 2021, the FASB issued ASU 2021-01, “Reference Rate Reform, Scope” (ASU 2021-01), which expanded the scope of ASC Topic 848 to apply certain optional expedients for contract modifications and hedge accounting provided in ASU 2020-04 to derivative instruments that use an interest rate for margining, discounting, or contract price alignment that is modified for reference rate reform. The guidance also applied to derivatives that did not reference LIBOR or other reference rates that were expected to be discontinued.
The amendments could have been applied as of March 12, 2020 through December 31, 2022. The Group elected to apply ASU 2020-04 and retrospectively to apply ASU 2021-01 during 2020. These elections did not have a material impact on the Group’s financial position, results of operations and cash flows.

3 Business developments, significant shareholders and subsequent events
Business developments
Asset Management
Effective April 1, 2021, the Asset Management business was separated from the International Wealth Management division and managed as a new division of the Group. Prior periods were restated to conform to the current presentation. The segment information reflects the Group’s reportable segments and the Corporate Center effective until December 31, 2021, which were managed and reported on a pretax basis.
> Refer to “Note 4 – Segment information” for further information.
Credit Suisse strategy and organizational structure
On November 4, 2021, Credit Suisse announced that the Board of Directors had unanimously agreed on a long-term strategic direction for the Group and approved the introduction of a global business and regional matrix structure.
Effective January 1, 2022, the Group is organized into four divisions – Wealth Management, Investment Bank, Swiss Bank and Asset Management – and four geographic regions – Switzerland, Europe, Middle East and Africa (EMEA), Asia Pacific and Americas. Beginning in the first quarter of 2022, the Group’s financial reporting will be presented as four divisions, together with the Corporate Center.
The Wealth Management division integrates the former International Wealth Management division with the ultra-high-net-worth (UHNW) and external asset manager client segments in the former Swiss Universal Bank division as well as the private banking business in the former Asia Pacific division. The division plans to exit certain non-core markets and expand its market-leading UHNW franchise in selected scale markets.
The Investment Bank division integrates the advisory and capital markets businesses of the former Asia Pacific and Swiss Universal Bank divisions with the existing Investment Bank division to create a single global franchise across all four regions. The division intends to invest in capital-light advisory and capital markets businesses, and continues to leverage its credit, securitized products and leveraged finance businesses, while further growing connectivity with Wealth Management in Global Trading Solutions (GTS) and its advisory and capital markets businesses.
The Investment Bank is in the process of exiting its prime services business, with the exception of Index Access and APAC Delta One. The division is also reducing the long-duration structured derivatives book, exiting certain non-core GTS markets without a wealth management nexus and optimizing corporate lending exposures.
The Swiss Bank division includes high-net-worth (HNW), affluent, retail and corporate and institutional client segments. It intends to continue to invest in further growth and build its leading position by bringing the fully integrated services of the Group to private, corporate and institutional clients together with the global business divisions.
The Asset Management division is focused on strengthening its investment capabilities and building out its presence in select European and Asia Pacific markets, while simultaneously strengthening connectivity to the Wealth Management and Swiss Bank divisions. The division plans to further reduce its non-core investment and partnership portfolio.
As a consequence of unifying the wealth management and the investment banking businesses into global divisions and emphasizing its quest to further simplify its structure, the Group reintegrated parts of the former Sustainability, Research & Investment Solutions (SRI) function into the global business divisions, namely Investment Solutions & Products (IS&P) into Wealth Management and Securities Research into the Investment Bank. Sustainability remains a core priority of the Group, and Credit Suisse remains committed to its sustainability objectives.
Archegos Capital Management
The Group incurred significant losses in 2021 in respect of the failure by Archegos Capital Management (Archegos) to meet its margin commitments. Certain Group subsidiaries were notified by the fund that it would be unable to return margin advances previously extended and, following the failure of the fund, the Group exited the fund positions.
In the first quarter of 2021, the Group recorded a provision for credit losses of CHF 4,430 million with regard to this matter. In the second quarter of 2021, the Group incurred additional losses of CHF 594 million with regard to this matter, consisting of CHF 493 million of trading losses as a result of market movements during the process of closing out the fund positions, a provision for credit losses of CHF 70 million and operating expenses of CHF 31 million mainly reflecting severance-related costs and professional services fees. In the third quarter of 2021, the Group’s results included a positive impact of CHF 235 million, consisting of net revenues of CHF 23 million, a release of provision for credit losses of CHF 188 million pertaining to an assessment of the future recoverability of receivables and negative operating expenses of CHF 24 million. In the fourth quarter of 2021, the Group’s results included a release of provision for credit losses of CHF 5 million and total operating expenses of CHF 14 million. The aggregate loss attributable to this matter in 2021 was CHF 4,798 million.
Supply chain finance funds
In early March 2021, the boards of four supply chain finance funds managed by certain Group subsidiaries (collectively, the SCFFs) decided to suspend redemptions and subscriptions of those funds to protect the interests of the funds’ investors, to terminate the SCFFs and to proceed to their liquidation.
The last published net asset value (NAV) of the SCFFs in late February 2021 was approximately USD 10 billion in the aggregate. As of January 31, 2022, together with the cash already distributed to investors and cash remaining in the funds, total cash collected in the SCFFs amounts to approximately USD 7.3 billion including the cash position in the funds at the time of suspension. Redemption payments totaling approximately USD 6.7 billion have been made to their investors in six cash distributions. There remains considerable uncertainty regarding the valuation of a significant part of the remaining assets, including the fact that certain of the notes underlying the funds were not paid when they fell due and the portfolio manager has been informed that further notes will not be paid when they fall due in the future. It therefore can be assumed that the investors of the SCFFs will suffer a loss. The amount of loss of the investors is currently unknown.
The Group continues to analyze this matter, including with the assistance of external counsel and other experts. The Board initiated an externally led investigation of this matter, supervised by a special committee of the Board. The related report has been completed, the findings have been made available to the Board and the report was shared with FINMA. Given the reputational impact of the SCFF matter on the Group, actions have been taken against a number of employees where the Board deemed it was appropriate. In light of the ongoing recovery process and the legal complexities of the matter, there is no intention by the Board to publish the report. An internal project has been set up to further enhance governance as well as to strengthen risk management processes. The Group continues to assess the potential for recovery on behalf of the investors in the funds, and further analyze new, pending or threatened proceedings. As previously reported, the resolution of the matter, the timing of which is difficult to predict, could cause the Group to incur material losses.
With respect to the Group’s outstanding collateralized bridge loan of USD 90 million to Greensill Capital, the Group has marked its fair value to USD 63 million as of December 31, 2021.
Credit Suisse Life & Pensions AG
In the third quarter of 2021, Credit Suisse Life & Pensions AG was sold to Octium Holdings SA. As a result of the sale, the Group recorded a loss of CHF 42 million, which was reflected in International Wealth Management and Swiss Universal Bank. Related assets and liabilities have been reclassified to held-for-sale until close of this transaction.
York Capital Management
In the third quarter of 2021, the Group recorded a further impairment of CHF 113 million to the valuation of its non-controlling interest in York Capital Management (York), reflected in net revenues of Asset Management. In the fourth quarter of 2020, York informed its investors of a significant change in strategy resulting in a related impairment of CHF 414 million in 2020.
Allfunds Group
Credit Suisse holds an equity investment in Allfunds Group following the transfer of the Group’s open architecture investment fund platform Credit Suisse InvestLab to Allfunds Group. On April 23, 2021, Allfunds Group announced a successful initial public offering (IPO) on the Euronext Amsterdam exchange with an initial market capitalization of EUR 7.24 billion on the day of the listing. Net revenues in 2021 pertaining to Allfunds Group included gains of CHF 622 million reflecting share price movements as well as a reduction of the Group’s equity interest from 14.0% to 8.6% as of December 31, 2021. Following the IPO, the Group’s investment in Allfunds Group was reclassified from other investments to trading assets.
Mandatory Convertible Notes offering
On April 22, 2021, the Group announced that it had placed two series of mandatory convertible notes (MCNs), Series A MCNs and Series B MCNs, to be convertible into 100 million shares and 103 million shares of Credit Suisse Group AG, respectively. The MCNs settled on May 12, 2021. The aggregate principal amount of Series A MCNs issued was CHF 865 million and the aggregate principal amount of Series B MCNs issued was CHF 891 million. The shares of Credit Suisse Group AG underlying the Series A MCNs were issued from Credit Suisse Group AG’s conditional capital. The shares of Credit Suisse Group AG underlying the Series B MCNs were issued from Credit Suisse Group AG’s authorized capital. On November 12, 2021, the Series A MCNs and Series B MCNs were converted, and the shares of Credit Suisse Group AG held by Credit Suisse Group (Guernsey) VII Limited, the issuing entity of the MCNs, were delivered to the holders of MCNs.
COVID-19 pandemic
The COVID-19 pandemic continued to affect the economic environment throughout 2021. Infection rates ebbed and flowed across the world during the course of 2021, including in countries where Credit Suisse has a significant presence. Vaccination programs during the year continued to reduce significantly the correlation between COVID-19 infection and serious illness, although booster shots were increasingly required to sustain a high level of protection. In addition, in the fourth quarter of 2021 a further challenge arose with the emergence of the Omicron variant, which was more transmissible than previous variants. However, in early 2022 there were signs that the Omicron infection wave was peaking and that governments would relatively soon be able to ease social and economic activity restrictions. We continue to closely monitor the COVID-19 pandemic and its effects on our operations and businesses.
Significant shareholders
Significant shareholders registered in the share register
The following table includes significant shareholders (including nominees) with holdings in Group shares of at least 5% of the voting rights, which were registered in the share register as of December 31, 2021 and 2020, respectively.

Significant shareholders registered in the share register
	2021			2020
end of	Number of shares (million)	Total nominal value (CHF million)	Share- holding (%)	Number of shares (million)	Total nominal value (CHF million)	Share- holding (%)
Direct shareholders [1]
Chase Nominees Ltd. [2]	304	12	11.48	323	13	13.21
Nortrust Nominees Ltd. [2]	197	8	7.42	184	7	7.53
The Bank of New York Mellon [2]	139	6	5.25	–	–	–	[3]
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
Information received from shareholders not registered in the share register
In addition to the shareholdings registered in the share register of the Group, the Group has obtained and reported to the SIX Swiss Exchange information from its shareholders in accordance with the notification requirements of the Swiss Federal Act on Financial Market Infrastructures and Market Conduct in Securities and Derivatives Trading. These shareholders may hold their shareholdings in Group shares through a nominee. The following shareholder notifications relate to registered voting rights exceeding 5% of all voting rights, which are subject to disclosure in the notes to the financial statements in accordance with the Swiss Code of Obligations. The percentage shareholdings below are presented with two decimal places.
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
In a disclosure notification that the Group published on November 17, 2021, the Group was notified that as of November 12, 2021, Qatar Holding LLC, a wholly-owned subsidiary of Qatar Investment Authority, held 133.2 million shares, or 5.03% of the voting rights, of the registered Group shares issued as of the date of the notified transaction.
Subsequent events
Litigation settlement
In March 2022, Credit Suisse International reached a settlement related to a legacy litigation brought by Stadtwerke München GmbH and the parties will shortly apply to the court to have all proceedings against Credit Suisse discontinued. As a result, the Group increased its 2021 litigation provision by CHF 78 million in the Corporate Center and decreased its estimate of the aggregate range of reasonably possible losses not covered by existing provisions from zero to CHF 1.6 billion to zero to CHF 1.5 billion.
Russia’s invasion of Ukraine
In late February 2022, the Russian government launched a military attack on Ukraine. In response to Russia’s military attack, the US, EU, UK, Switzerland and other countries across the world imposed severe sanctions against Russia’s financial system and on Russian government officials and Russian business leaders. The sanctions included limitations on the ability of Russian banks to access the SWIFT financial messaging service and restrictions on transactions with the Russian central bank. The Russian government has also imposed certain countermeasures, which include restrictions relating to foreign currency accounts and security transactions. These measures followed earlier sanctions that had already been imposed by the US, EU and UK in 2021 in response to alleged Russian activities related to Syria, cybersecurity, electoral interference and other matters. The Group is assessing the impact of the sanctions already imposed, and potential future escalations, on its exposures and client relationships. As of December 31, 2021, the Group had a net credit exposure to Russia of approximately CHF 0.8 billion primarily comprised of corporate and institutional loans, trade finance activities and derivative exposures. In addition, its Russian subsidiaries had a net asset value of approximately CHF 0.2 billion as of December 31, 2021. As of March 7, 2022, the Group had minimal total credit exposures towards specifically sanctioned individuals managed by its Wealth Management division. The Group is currently monitoring settlement risk on certain open transactions with Russian counterparties, and market closures, the imposition of exchange controls, sanctions or other actions may limit our ability to settle existing transactions or realize on collateral, which could result in unexpected increases in exposures. The Group notes that these recent developments may affect its financial performance, including credit loss estimates and potential asset impairments, albeit given the early stage of these developments, it is not yet possible to estimate the size of any reasonably possible losses.

4 Segment information
The Group is a global financial services company domiciled in Switzerland and until December 31, 2021, served its clients through three regionally focused divisions: Swiss Universal Bank, International Wealth Management and Asia Pacific. These regional businesses were supported by our Asset Management and Investment Bank divisions.
> Refer to “Note 3 – Business developments, significant shareholders and subsequent events” for further information on the Group’s divisional reorganization effective January 1, 2022.
The segment information reflects the Group’s reportable segments and the Corporate Center as of December 31, 2021, which were managed and reported on a pre-tax basis, as follows:
■ The Swiss Universal Bank division offered comprehensive advice and a wide range of financial solutions to private, corporate and institutional clients primarily domiciled in the Group’s home market Switzerland. The Private Clients business had a leading franchise in the Group’s home market and served ultra-high-net-worth individual, high-net-worth individual, affluent and retail clients. The Corporate & Institutional Clients business served large corporate clients, small and medium-sized enterprises, institutional clients, external asset managers, financial institutions and commodity traders.
■ The International Wealth Management division through its Private Banking business offered comprehensive advisory services and tailored investment and financing solutions to wealthy private clients and external asset managers in Europe, the Middle East, Africa and Latin America. Effective April 1, 2021, the Asset Management business was separated from the International Wealth Management division and managed as a new division of the Group. Prior periods were restated to conform to this presentation.
■ The Asia Pacific division delivered an integrated wealth management, financing, underwriting and advisory offering to our target ultra-high-net-worth, entrepreneur and corporate clients. We provided a comprehensive suite of wealth management products and services to our clients in Asia Pacific and provided a broad range of advisory services related to debt and equity underwriting of public offerings and private placements as well as mergers and acquisitions (M&A). Our close collaboration with the Investment Bank supported and enabled our wealth management activities in the region through the delivery of holistic, innovative products and tailored advice.
■ The Asset Management business offered investment solutions and services globally to a broad range of clients, including pension funds, governments, foundations and endowments, corporations and individuals, with a strong presence in our Swiss home market. Backed by the Group’s global presence, Asset Management offered active and passive solutions in traditional investments as well as alternative investments.
■ The Investment Bank division delivered client-centric sales and trading products, services and solutions across all asset classes and regions as well as advisory, underwriting and financing services. Our range of products and services included global securities sales, trading and execution, prime brokerage, capital raising and comprehensive corporate advisory services. Additionally, our GTS platform provided centralized trading and sales services to the Group’s other business divisions. Our clients included financial institutions and sponsors, corporations, governments, ultra-high-net-worth individuals, sovereigns and institutional investors.
Corporate Center included parent company operations such as Group financing, expenses for projects sponsored by the Group and certain expenses and revenues that had not been allocated to the segments. In addition, the Corporate Center included consolidation and elimination adjustments required to eliminate intercompany revenues and expenses.
Effective August 1, 2020 the Group created a single, globally-integrated Investment Bank division through the combination of its former Global Markets, Investment Banking & Capital Markets and Asia Pacific – Markets businesses to achieve critical scale. The Group also revised its allocations for corporate functions and funding costs to align to this organizational structure.
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
Net revenues and income/(loss) before taxes
in	2021	2020	2019
Net revenues (CHF million)
Swiss Universal Bank	5,801	5,615	5,905
International Wealth Management	3,462	3,747	4,181
Asia Pacific	3,242	3,155	3,029
Asset Management	1,456	1,090	1,635
Investment Bank	8,888	9,098	8,161
Corporate Center	(153)	(316)	(427)
Net revenues	22,696	22,389	22,484
Income/(loss) before taxes (CHF million)
Swiss Universal Bank	2,729	2,104	2,573
International Wealth Management	976	1,091	1,586
Asia Pacific	994	828	922
Asset Management	300	(39)	479
Investment Bank	(3,703)	1,655	1,026
Corporate Center	(1,896)	(2,172)	(1,866)
Income/(loss) before taxes	(600)	3,467	4,720
Total assets
end of	2021	2020
Total assets (CHF million)
Swiss Universal Bank	263,797	261,465
International Wealth Management	88,715	91,503
Asia Pacific	67,395	67,356
Asset Management	3,393	3,703
Investment Bank	211,802	271,976
Corporate Center	120,731	122,962
Total assets	755,833	818,965
Net revenues and income/(loss) before taxes by geographical location
in	2021	2020	2019
Net revenues (CHF million)
Switzerland	7,285	7,719	8,434
EMEA	3,524	3,885	1,962
Americas	8,827	7,614	9,103
Asia Pacific	3,060	3,171	2,985
Net revenues	22,696	22,389	22,484
Income/(loss) before taxes (CHF million)
Switzerland	257	1,770	2,985
EMEA	(4,929)	(124)	(1,786)
Americas	3,781	1,577	3,409
Asia Pacific	291	244	112
Income/(loss) before taxes	(600)	3,467	4,720
The designation of net revenues and income/(loss) before taxes is based on the location of the office recording the transactions. This presentation does not reflect the way the Group is managed.
Total assets by geographical location
end of	2021	2020
Total assets (CHF million)
Switzerland	256,261	262,034
EMEA	163,659	159,661
Americas	249,656	300,762
Asia Pacific	86,257	96,508
Total assets	755,833	818,965
The designation of total assets by region is based upon customer domicile.
5 Net interest income
in	2021	2020	2019
Net interest income (CHF million)
Loans	5,049	5,733	7,179
Investment securities	1	3	9
Trading assets, net of trading liabilities [1]	2,838	3,158	3,827
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	1,172	1,596	2,926
Other	598	771	2,730
Interest and dividend income	9,658	11,261	16,671
Deposits	(159)	(1,113)	(3,055)
Short-term borrowings	(86)	(166)	(409)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(812)	(907)	(1,668)
Long-term debt	(2,518)	(2,753)	(3,412)
Other	(272)	(374)	(1,110)
Interest expense	(3,847)	(5,313)	(9,654)
Net interest income	5,811	5,948	7,017
1 Interest and dividend income is presented on a net basis to align with the presentation of trading revenues for trading assets and liabilities.

6 Commissions and fees
in	2021	2020	2019
Commissions and fees (CHF million)
Lending business	1,877	1,631	1,687
Investment and portfolio management	3,497	3,187	3,438
Other securities business	56	66	63
Fiduciary business	3,553	3,253	3,501
Underwriting	2,493	2,255	1,564
Brokerage	3,069	3,244	2,893
Underwriting and brokerage	5,562	5,499	4,457
Other services	2,173	1,470	1,513
Commissions and fees	13,165	11,853	11,158
7 Trading revenues
in	2021	2020	2019
Trading revenues (CHF million)
Interest rate products	1,286	(1)	96
Foreign exchange products	1,585	2,473	668
Equity/index-related products	1,390	422	1,071
Credit products	(1,826)	192	(513)
Commodity and energy products	(12)	132	144
Other products	8	77	273
Trading revenues	2,431	3,295	1,739
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
8 Other revenues
in	2021	2020	2019
Other revenues (CHF million)
Noncontrolling interests without SEI	2	0	0
Loans held-for-sale	(90)	(34)	(14)
Long-lived assets held-for-sale	232	26	252
Equity method investments	60	(254)	232
Other investments	253	769	1,141
Other	832	786	959
Other revenues	1,289	1,293	2,570
9 Provision for credit losses
in	2021		2020	2019
Provision for credit losses (CHF million)
Loans held at amortized cost	(23)		863	284
Other financial assets held at amortized cost	4,291	[1]	24	11
Off-balance sheet credit exposures	(63)		209	29
Provision for credit losses	4,205		1,096	324
1 Primarily reflects a provision for credit losses of CHF 4,307 million related to Archegos.

10 Compensation and benefits
in	2021	2020	2019
Compensation and benefits (CHF million)
Salaries and variable compensation	7,533	8,401	8,608
Social security	622	653	642
Other [1]	808	836	786
Compensation and benefits	8,963	9,890	10,036
1
Includes pension-related expenses of CHF 503 million, CHF 517 million and CHF 437 million in 2021, 2020 and 2019, respectively, relating to service costs for defined benefit pension plans and employer contributions for defined contribution plans.

11 General and administrative expenses
in	2021	2020	2019
General and administrative expenses (CHF million)
Occupancy expenses	979	982	1,090
IT, machinery and equipment	1,549	1,428	1,343
Provisions and losses	1,491	1,261	640
Travel and entertainment	149	152	337
Professional services	1,996	1,546	1,712
Communication and market data services	520	512	522
Amortization and impairment of other intangible assets	8	8	10
Other [1]	467	634	474
General and administrative expenses	7,159	6,523	6,128
1
Includes pension-related expenses/(credits) of CHF (166) million, CHF (159) million and CHF (204) million in 2021, 2020 and 2019, respectively, relating to certain components of net periodic benefit costs for defined benefit plans.

12 Restructuring expenses
Restructuring expenses of CHF 103 million were recognized in 2021. Restructuring expenses may include severance expenses, expenses in connection with the acceleration of certain deferred compensation awards, pension expenses and contract termination costs. On November 4, 2021, Credit Suisse announced its new long-term strategic vision. This led to restructuring expenses of CHF 33 million for the fourth quarter of 2021. The Group expects to complete the new plan by the end of December 2022. At the end of June 2021, the Group completed the one-year restructuring plan announced in July 2020 in connection with the implementation of the key strategic growth initiatives.
Restructuring expenses by type
in	2021	2020
Restructuring expenses by type (CHF million)
Compensation and benefits-related expenses	45	107
of which severance expenses	25	69
of which accelerated deferred compensation	20	38
General and administrative-related expenses	58	50
of which pension expenses	(11)	38
Total restructuring expenses	103	157
Restructuring liabilities
	2021				2020			2019
in	Compen- sation and benefits	General and administrative expenses	Total		Compen- sation and benefits	General and administrative expenses	Total	Compen- sation and benefits		General and administrative expenses		Total
Restructuring liabilities (CHF million)
Balance at beginning of period	50	2	52		–	–	–	156		190		346
Net additional charges [1]	25	37	62		69	6	75	–		–		–
Reclassifications	(22)	(3)	(25)	[2]	–	–	–	(156)	[3]	(190)	[4]	(346)
Utilization	(34)	(36)	(70)		(19)	(4)	(23)	–		–		–
Balance at end of period	19	0	19		50	2	52	–		–		–
1
The following items for which expense accretion was accelerated in 2021 and 2020 due to the restructuring of the Group are not included in the restructuring liabilities: unsettled share-based compensation of CHF 13 million and CHF 27 million, respectively, which remain classified as a component of total shareholders' equity; unsettled pension obligations of CHF (11) million and CHF 38 million, respectively, which remain classified as pension obligations; unsettled cash-based deferred compensation of CHF 7 million and CHF 11 million, respectively, which remain classified as compensation liabilities; and accelerated accumulated depreciation and impairment of CHF 32 million and CHF 6 million, respectively, which remain classified as premises and equipment. The settlement date for the unsettled share-based compensation remains unchanged at three years.

2 Reclassified within other liabilities.
3 In 2019, CHF 97 million was transferred to right-of-use assets in accordance with ASU 2016-02 and CHF 59 million to other liabilities.
4 In 2019, CHF 167 million was transferred to right-of-use assets in accordance with ASU 2016-02 and CHF 23 million to other liabilities.

13 Earnings per share
in	2021		2020	2019
Basic net income/(loss) attributable to shareholders (CHF million)
Net income/(loss) attributable to shareholders for basic earnings per share	(1,650)		2,669	3,419
Available for common shares	(1,650)		2,669	3,419
Net income/(loss) attributable to shareholders for diluted earnings per share	(1,650)		2,669	3,419
Available for common shares	(1,650)		2,669	3,419
Weighted-average shares outstanding (million)
For basic earnings per share available for common shares	2,460.5		2,457.0	2,524.2
Dilutive share options and warrants	0.0		1.8	2.7
Dilutive share awards	0.0		67.6	59.9
For diluted earnings per share available for common shares [1]	2,460.5	[2]	2,526.4	2,586.8
Weighted-average shares outstanding for basic/diluted earnings per share available for mandatory convertible notes	106.6		–	–
Earnings/(loss) per share available for common shares (CHF)
Basic earnings/(loss) per share available for common shares	(0.67)		1.09	1.35
Diluted earnings/(loss) per share available for common shares	(0.67)		1.06	1.32
1
Weighted-average potential common shares relating to instruments that were not dilutive for the respective periods (and therefore not included in the diluted earnings per share calculation above) but could potentially dilute earnings per share in the future were 10.2 million, 6.2 million and 7.9 million for 2021, 2020 and 2019, respectively.

2
Due to the net loss in 2021, 0.7 million of weighted-average share options and warrants outstanding and 76.5 million of weighted-average share awards outstanding were excluded from the diluted earnings per share calculation, as the effect would be antidilutive.

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
The Group’s asset management businesses offer investment solutions and services globally to a broad range of clients, including pension funds, governments, foundations and endowments, corporations and individuals. Fund managers typically enter into a variety of contracts to provide investment management and other services. A fund manager may satisfy its performance obligation independently or may engage a third party to satisfy some or all of a performance obligation on the fund manager’s behalf. Although the fund manager may have engaged a third party to provide inputs to the overall investment management services, the contractual obligation to provide investment management services to a customer remains the primary responsibility of the fund manager. As such, the fund manager is acting as a principal in the transaction. As a fund manager, the Group typically receives base management fees and may additionally receive performance-based management fees which are both recognized as “Investment and portfolio management” revenues in the table “Contracts with customers and disaggregation of revenues” below. Base management fees are generally calculated based on the NAV of the customer’s investment, which can change during the performance period. Performance-based management fees are variable consideration received by the Group depending on the financial performance of the underlying fund. As both the base management fees and performance-based management fees are variable, the Group recognizes the fees once it is probable that a significant reversal of the revenue recognized will not occur and when the uncertainty of the amount is resolved. The estimate of these variable fees is constrained until the end of the performance measurement period. Generally, the uncertainty is resolved at the end of the performance measurement period and therefore no significant judgement is necessary when recording variable consideration. Under a clawback obligation provision, a fund manager may be required to return certain distributions received from a fund if a specific performance threshold, i.e., benchmark, is not achieved at the end of the lifetime of the fund. The contractual clawback obligation is an additional factor of uncertainty which is considered in the constraint assessment. If the performance-based management fee is earned but the clawback provision has not lapsed, the clawback obligation is accounted for as a refund liability.
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
Contracts with customers and disaggregation of revenues
in	2021	2020	2019
Contracts with customers (CHF million)
Investment and portfolio management	3,497	3,187	3,438
Other securities business	56	66	63
Underwriting	2,493	2,255	1,564
Brokerage	3,067	3,242	2,891
Other services	2,161	1,475	1,521
Total revenues from contracts with customers	11,274	10,225	9,477
The table above differs from “Note 6 – Commissions and fees” as it includes only those contracts with customers that are in scope of ASC Topic 606 – Revenue from Contracts with Customers.
Contract balances
end of	2021	2020
Contract balances (CHF million)
Contract receivables	865	1,001
Contract liabilities	55	48

Contract balances
in	4Q21	3Q21	2Q21	1Q21
Revenue recognized (CHF million)
Revenue recognized in the reporting period included in the contract liabilities balance at the beginning of period	9	10	18	8
The Group did not recognize any revenues in the reporting period from performance obligations satisfied in previous periods.
There were no material net impairment losses on contract receivables in 2021, 2020 or 2019. The Group did not recognize any contract assets during 2021, 2020 or 2019.
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
15 Securities borrowed, lent and subject to repurchase agreements
end of	2021	2020
Securities borrowed or purchased under agreements to resell (CHF million)
Central bank funds sold and securities purchased under resale agreements	65,017	53,910
Deposits paid for securities borrowed	38,889	38,366
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	103,906	92,276
Securities lent or sold under agreements to repurchase (CHF million)
Central bank funds purchased and securities sold under repurchase agreements	19,591	19,736
Deposits received for securities lent	15,683	17,258
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	35,274	36,994
Repurchase and reverse repurchase agreements represent collateralized financing transactions used to earn net interest income, increase liquidity or facilitate trading activity. These instruments are collateralized principally by government securities, money market instruments and corporate bonds and have terms ranging from overnight to a longer or unspecified period of time.
In the event of counterparty default, the reverse repurchase agreement or securities lending agreement provides the Group with the right to liquidate the collateral held. In the Group’s normal course of business, a significant portion of the collateral received that may be sold or repledged has been sold or repledged as of December 31, 2021 and 2020.

16 Trading assets and liabilities
end of	2021	2020
Trading assets (CHF million)
Debt securities	54,198	64,395
Equity securities	36,546	63,237
Derivative instruments [1]	17,559	25,531
Other	2,838	4,175
Trading assets	111,141	157,338
Trading liabilities (CHF million)
Short positions	16,689	28,126
Derivative instruments [1]	10,846	17,745
Trading liabilities	27,535	45,871
1 Amounts shown after counterparty and cash collateral netting.
end of	2021	2020
Cash collateral on derivatives instruments – netted (CHF million) [1]
Cash collateral paid	17,869	26,815
Cash collateral received	12,056	16,795
Cash collateral on derivatives instruments – not netted (CHF million) [2]
Cash collateral paid	7,659	7,741
Cash collateral received	5,533	7,831
1 Recorded as cash collateral netting on derivative instruments in Note 28 – Offsetting of financial assets and financial liabilities.
2 Recorded as cash collateral on derivative instruments in Note 23 – Other assets and other liabilities.
17 Investment securities
end of	2021	2020
Investment securities (CHF million)
Debt securities available-for-sale	1,005	607
Total investment securities	1,005	607
Investment securities by type
	2021				2020
end of	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Investment securities by type (CHF million)
Swiss federal, cantonal or local government entities	2	0	0	2	3	0	0	3
Corporate debt securities	1,011	0	8	1,003	593	11	0	604
Debt securities available-for-sale	1,013	0	8	1,005	596	11	0	607
Gross unrealized losses on debt securities and the related fair value
	Less than 12 months		12 months or more		Total
end of	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
2021 (CHF million)
Corporate debt securities	683	8	0	0	683	8
Debt securities available-for-sale	683	8	0	0	683	8
Unrealized losses on debt securities as of December 31, 2021 relate to seven high-quality debt security positions held for liquidity purposes. Management determined that the unrealized losses on these debt securities were attributable to changes in market valuation driven by interest rate movements. No impairment charges were recorded as the Group does not intend to sell these investments nor is it more likely than not that the Group will be required to sell these securities before the recovery of their amortized cost basis, which may be at maturity.

Proceeds from sales, realized gains and realized losses from debt securities available-for-sale
in	2021	2020	2019
Sales of debt securities available-for-sale (CHF million)
Proceeds from sales	0	629	6
Realized gains	0	42	0
Amortized cost, fair value and average yield of debt securities
end of	Amortized cost	Fair value	Average yield (in %)
2021 (CHF million, except where indicated)
Due within 1 year	154	154	0.03
Due from 1 to 5 years	95	95	0.05
Due from 5 to 10 years	764	756	0.07
Debt securities available-for-sale	1,013	1,005	0.06
Allowance for credit losses on debt securities available-for-sale
A credit loss exists if there is a decline in fair value of the security below the amortized cost as a result of the non-collectability of the amounts due in accordance with the contractual terms.
An allowance for expected credit losses is recorded in the consolidated statement of operations in provision for credit losses and the non-credit-related losses are recorded in AOCI. Subsequent improvements in the estimated credit losses are immediately recorded in the consolidated statement of operations as a reduction in allowance and credit loss expense. A security is written off if it is considered certain that there is no possibility of recovering the outstanding principal. As of the end of 2021 and 2020, the Group had no allowance for credit losses on debt securities available-for-sale.
18 Other investments
end of	2021	2020
Other investments (CHF million)
Equity method investments	1,644	2,631
Equity securities (without a readily determinable fair value) [1]	3,317	1,779
of which at net asset value	54	113
of which at measurement alternative	347	359
of which at fair value	2,869	1,278
of which at cost less impairment	47	29
Real estate held-for-investment [2]	76	82
Life finance instruments [3]	789	920
Total other investments	5,826	5,412
1
Includes private equity, hedge funds and restricted stock investments as well as certain investments in non-marketable mutual funds for which the Group has neither significant influence nor control over the investee.

2
As of the end of 2021 and 2020, real estate held for investment included foreclosed or repossessed real estate of CHF 9 million and CHF 16 million, respectively, of which CHF 6 million and CHF 13 million, respectively, were related to residential real estate.

3 Includes single premium immediate annuity contracts.
Accumulated depreciation related to real estate held-for-investment amounted to CHF 32 million, CHF 35 million and CHF 34 million for 2021, 2020 and 2019, respectively.
No impairments were recorded on real estate held-for-investments in 2021. An impairment of CHF 1 million was recorded on real estate held-for-investments in 2020. No impairments were recorded on real estate held-for-investments in 2019.
Equity securities at measurement alternative
in / end of	2021	Cumulative	2020
Impairments and adjustments (CHF million)
Impairments and downward adjustments	(17)	(42)	(17)
Upward adjustments	1	138	137
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
For financial reporting purposes, the carrying values of loans and related allowance for credit losses are presented in accordance with US GAAP and are not comparable with the regulatory credit risk exposures presented in our disclosures required under Pillar 3 of the Basel framework.
Loans
end of	2021	2020
Loans (CHF million)
Mortgages [1]	110,533	109,067
Loans collateralized by securities [1]	51,253	51,028
Consumer finance [1]	5,075	4,437
Consumer	166,861	164,532
Real estate	28,529	29,045
Commercial and industrial loans	69,129	74,097
Financial institutions [1]	25,222	22,487
Governments and public institutions	3,323	3,378
Corporate & institutional	126,203	129,007
Gross loans	293,064	293,539
of which held at amortized cost	282,821	282,131
of which held at fair value	10,243	11,408
Net (unearned income)/deferred expenses	(81)	(95)
Allowance for credit losses	(1,297)	(1,536)
Net loans	291,686	291,908
Gross loans by location
Switzerland	167,957	168,589
Foreign	125,107	124,950
Gross loans	293,064	293,539
Impaired loans
Non-performing loans	1,666	1,666
Non-interest-earning loans	298	375
Non-accrual loans	1,964	2,041
Restructured loans	367	313
Potential problem loans	436	843
Other impaired loans	803	1,156
Gross impaired loans [2]	2,767	3,197
1
Certain consumer loans have been reclassified to corporate & institutional loans following the application of a look-through approach with regard to beneficial owners. The prior period has been reclassified to conform to the current presentation.

2
As of December 31, 2021 and 2020, CHF 130 million and CHF 180 million, respectively, were related to consumer mortgages secured by residential real estate for which formal foreclosure proceedings according to local requirements of the applicable jurisdiction were in process.

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

20 Financial instruments measured at amortized cost and credit losses
This disclosure provides an overview of the Group’s balance sheet positions that include financial assets carried at amortized cost that are subject to the CECL accounting guidance. It includes the following sections:
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
As of December 31, 2021, the Group had no purchased financial assets with more than insignificant credit deterioration since origination.
> Refer to “Note 1 – Summary of significant accounting policies” for further information on the accounting of financial assets and off-balance sheet credit exposure subject to the CECL accounting guidance.
Overview of financial instruments measured at amortized cost – by balance sheet position
	2021				2020
end of	Amortized cost basis	[1]	Allowance for credit losses	Net carrying value	Amortized cost basis	[1]	Allowance for credit losses	Net carrying value
CHF million
Cash and due from banks	164,510		0	164,510	138,593		(6)	138,587
Interest-bearing deposits with banks	1,323	[2]	0	1,323	1,303	[4]	(5)	1,298
Securities purchased under resale agreements and securities borrowing transactions	35,283	[2]	0	35,283	34,282		0	34,282
Loans	282,740	[2,3]	(1,297)	281,443	282,036	[4,5]	(1,536)	280,500
Brokerage receivables	20,873	[2]	(4,186)	16,687	35,942	[4]	(1)	35,941
Other assets	14,175		(30)	14,145	15,394		(43)	15,351
Total	518,904		(5,513)	513,391	507,550		(1,591)	505,959
1 Net of unearned income/deferred expenses, as applicable.
2
Excludes accrued interest in the total amount of CHF 301 million, with no related allowance for credit losses. Of the accrued interest balance, CHF 1 million relates to interest-bearing deposits with banks, CHF 1 million to securities purchased under resale agreements and securities borrowing transactions, CHF 295 million to loans and CHF 4 million to brokerage receivables. These accrued interest balances are reported in other assets.

3 Includes endangered interest of CHF 86 million on non-accrual loans which are reported as part of the loans' amortized cost balance.
4
Excludes accrued interest in the total amount of CHF 351 million, with no related allowance for credit losses. Of the accrued interest balance, CHF 1 million relates to interest-bearing deposits with banks, CHF 334 million to loans and CHF 16 million to brokerage receivables. These accrued interest balances are reported in other assets.

5 Includes endangered interest of CHF 88 million on non-accrual loans which are reported as part of the loans' amortized cost balance.
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
Where a relationship to macroeconomic indicators is statistically sound and in line with economic expectations, the parameters are modeled accordingly, incorporating the Group’s forward-looking forecasts and applying regional segmentations where appropriate.
The Group’s macroeconomic and market variable forecasts for the CECL scenarios cover a five-year time horizon. For periods beyond that reasonable and supportable forecast period, the Group immediately reverts to average economic environment variables as model input factors.
Alternative qualitative estimation approaches are used for certain products. For lombard loans (including share-backed loans), the PD/LGD approach used does not consider the Group’s forward-looking forecasts as these are not meaningful for the estimate of expected credit losses in light of the short time-frame considered for closing out positions under daily margining arrangements. For international private residential mortgages and securitizations, the Group applies qualitative approaches where credit specialists follow a structured process and use their expertise and judgment to determine the amounts of expected credit losses.
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
Expected credit losses on impaired credit exposures
Expected credit losses for individually impaired credit exposures are measured by performing an in-depth review and analysis of these exposures, considering factors such as recovery and exit options as well as collateral and the risk profile of the borrower. The individual measurement of expected credit losses for impaired financial assets also considers reasonable and supportable forward-looking information that is relevant to the individual counterparty (idiosyncratic information) and reflective of the macroeconomic environment that the borrower is exposed to, apart from any historical loss information and current conditions. If there are different scenarios relevant for the individual expected credit loss measurement, they are considered on a probability-weighted basis. The related allowance for credit losses is revalued by the recovery management function, at least annually or more frequently, depending on the risk profile of the borrower or credit-relevant events.
For credit-impaired financial assets, the expected credit loss is measured using (i) the present value of estimated future cash flows discounted at the contractual interest rate of the loan and (ii) the fair market value of collateral where the loan is collateral-dependent. The impaired credit exposures and related allowance are revalued to reflect the passage of time.
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
Macroeconomic scenarios
The estimation and application of forward-looking information requires quantitative analysis and significant expert judgment. The Group’s estimation of expected credit losses is based on a discounted probability-weighted estimate that considers three future macroeconomic scenarios: a baseline scenario, an upside scenario and a downside scenario. The baseline scenario represents the most likely outcome. The two other scenarios represent more optimistic and more pessimistic outcomes, with the downside scenario being more severe than the upside scenario. The scenarios are probability-weighted according to the Group’s best estimate of their relative likelihood based on historical frequency, an assessment of the current business and credit cycles as well as the macroeconomic factor trends.
The scenario design team within the Group’s Enterprise Risk Management (ERM) function determines the macroeconomic factors (MEFs) and market projections that are relevant for the Group’s three scenarios across the overall credit portfolio subject to the CECL accounting guidance. The scenario design team formulates the baseline scenario projections used for the calculation of expected credit losses from the Group’s global chief investment office in-house economic research forecasts and, where deemed appropriate, from external sources such as the

Bloomberg consensus of economist forecasts (covering the views of other investment banks and external economic consultancies), forecasts from nonpartisan think tanks, major central banks and multilateral institutions, such as the International Monetary Fund (IMF), the Organisation for Economic Co-operation and Development (OECD) and the World Bank. For factors where no in-house or credible external forecasts are available, an internal model is used to calibrate the baseline scenario projections. The downside and upside scenarios are derived from these baseline scenario projections. These three scenario projections are subject to a review and challenge process and any feedback from this process is incorporated into the scenario projections by the ERM scenario design team. The CECL scenario design working group is the governance forum. The working group performs an additional review and challenge and subsequently recommends approval of the MEFs and related market projections as well as the occurrence probability weights that are allocated to the baseline, downside and upside scenarios. MEFs and related market projections as well as the scenario occurrence probability weights used for the calculation of expected credit losses are approved by the Senior Management Approval Committee.
Current-period estimate of expected credit losses on non-impaired credit exposures
The key MEFs used in each of the macroeconomic scenarios for the calculation of the expected credit losses include, but are not limited to, GDP and industrial production. These MEFs have been selected based on the portfolios that are most material to the estimation of expected credit losses on non-impaired credit exposures from a longer-term perspective. The table “Selected macroeconomic factors” includes the Group’s forecast of selected MEFs for the first and second year following the reporting period.
As of December 31, 2021, the forecast macroeconomic scenarios were weighted 50% for the baseline, 40% for the downside and 10% for the upside scenario, unchanged compared to the scenario weightings applicable as of December 31, 2020. The MEFs included in the table represent the four-quarter average forecasts at the end of each reporting period. These forecasts are recalibrated on a monthly basis. The quarterly series for Swiss real GDP and US real GDP returned to pre-pandemic levels (i.e., the fourth quarter of 2019) in the second quarter of 2021. The forecast in the baseline scenario for the timing of the recovery of the quarterly series for eurozone real GDP and UK real GDP to return to pre-pandemic levels was the first quarter of 2022 and the third quarter of 2022, respectively. The macroeconomic and market variable projections incorporate adjustments to reflect the impact and potential withdrawal of the COVID-19 pandemic-related economic support programs provided by national governments and by central banks. While GDP and industrial production are significant inputs to the forecast models, a range of other inputs are also incorporated for all three scenarios to provide projections for future economic and market conditions. Given the complex nature of the forecasting process, no single economic variable is viewed in isolation or independently of other inputs.
Selected macroeconomic factors
	2021		2020
end of	Forecast 2022	Forecast 2023	Forecast 2021	Forecast 2022
Swiss real GDP growth rate (%)
Downside	(0.4)	0.3	0.1	0.8
Baseline	2.5	1.9	3.6	2.8
Upside	4.3	2.8	5.4	4.5
Eurozone real GDP growth rate (%)
Downside	(0.7)	1.4	0.3	2.8
Baseline	3.8	2.3	4.6	3.2
Upside	4.2	2.7	7.8	3.9
US real GDP growth rate (%)
Downside	0.1	1.4	0.5	2.0
Baseline	3.8	1.9	3.6	4.1
Upside	4.5	2.4	5.2	5.1
UK real GDP growth rate (%)
Downside	(0.9)	1.0	1.5	2.2
Baseline	5.0	3.3	6.4	4.0
Upside	7.8	3.9	10.9	5.7
World industrial production (%)
Downside	0.0	2.0	2.4	2.9
Baseline	3.0	3.0	5.5	4.3
Upside	4.4	3.7	8.6	5.9
Forecasts represent the rolling 4-quarter average estimate of the respective macroeconomic factor as determined at the end of each reporting period.
For events which cannot be adequately reflected in CECL models due to a lack of historical experience the event may be embedded in the baseline scenario. In order to address circumstances where in management’s judgment the CECL model outputs are overly sensitive to the effect of economic inputs that lie outside of their historical range, model overlays are applied. Such overlays are based on expert judgment and are applied in response to these circumstances to consider historical stressed losses and industry and counterparty credit level reviews. Overlays are also used to capture judgment on the economic uncertainty from global or regional developments or governmental actions with severe impacts on economies, such as the lockdowns and other actions directed towards managing the pandemic. As a result of such overlays, provisions for credit losses may not be primarily derived from MEF projections. As of December 31, 2021, the Group has continued its approach of applying qualitative overlays to the CECL model outputs in a manner consistent with December 31, 2020. In the first half of 2021, we observed more favorable developments in the COVID-19 pandemic, including vaccination rate increases as well as a reduction in lockdown measures, which resulted in a generally more positive economic outlook. In the second half of the year, negative market sentiment grew, mainly due to heightened COVID-19 pandemic risks as a result of new variants, continued supply chain disruptions and inflation, a peak in GDP growth in major European countries, the US and China as well as uncertainty with respect to China’s economic outlook. These contrasting views were reflected throughout 2021 within the Group’s overlays, which continue to be closely aligned with the macroeconomic forecasts and associated scenario weightings.

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
■ Loans collateralized by securities: primarily includes lending secured by marketable financial collateral (e.g., equities, bonds, investment funds and precious metals); such credit exposure is sensitive to market prices for securities which impact the value of financial collateral.
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
■ Financial institutions: includes lending to financial institutions such as banks and insurance companies; such credit exposure is sensitive to MEFs including economic growth.
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
Allowance for credit losses – loans held at amortized cost
	2021			2020				2019			[1]
	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total		Consumer	Corporate & institutional	Total
Allowance for credit losses (CHF million)
Balance at beginning of period	318	1,218	1,536	241	808	1,049	[2]	187	715	902
Current-period provision for expected credit losses	78	(53)	25	191	709	900		63	221	284
of which methodology changes	0	(1)	(1)	0	(19)	(19)		–	–	–
of which provisions for interest [3]	25	23	48	22	15	37		–	–	–
Gross write-offs	(55)	(242)	(297)	(87)	(238)	(325)		(86)	(213)	(299)
Recoveries	9	5	14	8	5	13		9	16	25
Net write-offs	(46)	(237)	(283)	(79)	(233)	(312)		(77)	(197)	(274)
Provisions for interest	–	–	–	–	–	–		14	28	42
Foreign currency translation impact and other adjustments, net	7	12	19	(35)	(66)	(101)		(1)	(7)	(8)
Balance at end of period	357	940	1,297	318	1,218	1,536		186	760	946
of which individually evaluated	273	512	785	230	636	866		145	464	609
of which collectively evaluated	84	428	512	88	582	670		41	296	337
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

Gross write-offs of CHF 297 million in 2021 compared to gross write-offs of CHF 325 million in 2020 and were primarily related to corporate & institutional loans in both years. In 2021, gross write-offs in corporate & institutional loans were mainly related to positions in commodity trade finance, ship finance, corporate lending, the sale of a real estate-related loan and a position in the US health care sector. Write-offs in consumer loans were mainly related to consumer finance. In 2020, gross write-offs in corporate & institutional loans were mainly related to the oil and gas, ship finance, lombard lending, small and medium-sized enterprises, health care and commodity trade finance sectors. Write-offs in consumer loans were mainly related to consumer finance and a share-backed loan.
Purchases, reclassifications and sales – loans held at amortized cost
	2021			2020			2019
in	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total
CHF million
Purchases [1]	22	4,361	4,383	45	2,756	2,801	18	2,478	2,496
Reclassifications from loans held-for-sale [2]	0	133	133	0	6	6	0	11	11
Reclassifications to loans held-for-sale [3]	0	4,780	4,780	18	2,007	2,025	0	3,138	3,138
Sales [3]	0	4,442	4,442	18	1,626	1,644	0	3,001	3,001
Reclassifications from loans held-for-sale and reclassifications to loans held-for-sale represent non-cash transactions.
1 Includes drawdowns under purchased loan commitments.
2 Includes loans previously reclassified to held-for-sale that were not sold and were reclassified back to loans held-to-maturity.
3 All loans held at amortized cost which are sold are reclassified to loans held-for-sale on or prior to the date of the sale.
Other financial assets
The Group’s other financial assets include certain balance sheet positions held at amortized cost, each representing its own portfolio segment. They have the following risk characteristics:
■ Cash and due from banks and interest-bearing deposits with banks: includes balances held with banks, primarily cash balances with central banks and nostro accounts; such credit exposure is sensitive to the credit rating and profile of the bank or central bank. Cash and due from banks also includes short-term, highly liquid debt instruments with original maturities of three months or less, which are held for cash management purposes; such credit exposure is sensitive to the credit rating and profile of the issuer of the related instrument.
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
Allowance for credit losses – other financial assets held at amortized cost
	2021	2020
Allowance for credit losses (CHF million)
Balance at beginning of period	55	45
Current-period provision for expected credit losses	4,291	24
Gross write-offs	(9)	(12)
Recoveries	0	2
Net write-offs	(9)	(10)
Foreign currency translation impact and other adjustments, net	(121)	(4)
Balance at end of period	4,216	55
of which individually evaluated	4,202	17
of which collectively evaluated	14	38
The current-period provision for expected credit losses on other financial assets held at amortized cost includes a provision of CHF 4,307 million related to Archegos. As of December 31, 2021, the related allowance for credit losses is reported in brokerage receivables.
In 2021, the Group purchased other financial assets held at amortized cost amounting to CHF 196 million, primarily related to mortgage servicing advances.

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
■ Credit limits: establishment of credit limits, including limits based on notional exposure, potential future exposure and stress exposure, subject to approval by delegated authority holders, to serve as primary risk controls on exposures and to prevent undue risk concentrations;
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
In addition to traditional credit exposure measurement, monitoring and management using current and potential future exposure metrics, Credit Risk performs counterparty and portfolio credit risk assessments of the impact of various internal stress test scenarios. Credit Risk assesses the impact to credit risk exposures arising from market movements in accordance with the scenario narrative, which can further support the identification of concentration or tail risks. The scenario suite includes historical scenarios as well as forward-looking scenarios which are aligned with those used by the Market Risk and Enterprise Risk Management functions.
Credit Risk evaluates and assesses counterparties and clients to whom the Group has credit exposures, primarily using internal rating models. Credit Risk uses these models to determine internal credit ratings which are intended to reflect the PD of each counterparty.
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
A credit quality monitoring process is performed to provide for early identification of possible changes in the creditworthiness of clients and includes regular asset and collateral quality reviews, business and financial statement analysis and relevant economic and industry studies. Credit Risk maintains regularly updated watch lists and holds review meetings to re-assess counterparties that could be subject to adverse changes in creditworthiness. The review of the credit quality of clients and counterparties does not depend on the accounting treatment of the asset or commitment.
> Refer to “Expected credit losses on impaired loans” for further information on credit monitoring.

Credit quality of loans held at amortized cost
The following table presents the Group’s carrying value of loans held at amortized cost by aggregated internal counterparty credit ratings “investment grade” and “non-investment grade” that are used as credit quality indicators for the purpose of this disclosure, by year of origination. Within the line items relating to the origination year, the first year represents the origination year of the current reporting period and the second year represents the origination year of the comparative reporting period.
Consumer loans held at amortized cost by internal counterparty rating
	2021				2020
	Investment grade	Non-investment grade			Investment grade	Non-investment grade
end of	AAA to BBB	BB to C	D	Total	AAA to BBB	BB to C	D	Total
CHF million
Mortgages [1]
2021 / 2020	24,257	2,134	40	26,431	17,454	1,653	3	19,110
2020 / 2019	14,743	1,402	13	16,158	13,936	1,459	26	15,421
2019 / 2018	11,308	1,639	48	12,995	10,187	929	58	11,174
2018 / 2017	7,287	812	88	8,187	7,061	857	44	7,962
2017 / 2016	5,318	698	74	6,090	10,789	914	76	11,779
Prior years	36,790	2,359	317	39,466	39,471	2,854	216	42,541
Total term loans	99,703	9,044	580	109,327	98,898	8,666	423	107,987
Revolving loans	276	930	0	1,206	528	548	4	1,080
Total	99,979	9,974	580	110,533	99,426	9,214	427	109,067
Loans collateralized by securities [1]
2021 / 2020	2,627	685	0	3,312	1,031	1,519	149	2,699
2020 / 2019	649	848	0	1,497	995	324	0	1,319
2019 / 2018	61	167	0	228	483	64	0	547
2018 / 2017	32	26	106	164	61	41	0	102
2017 / 2016	55	19	0	74	200	127	0	327
Prior years	804	681	0	1,485	562	622	0	1,184
Total term loans	4,228	2,426	106	6,760	3,332	2,697	149	6,178
Revolving loans [2]	41,275	3,063	155	44,493	41,715	3,031	104	44,850
Total	45,503	5,489	261	51,253	45,047	5,728	253	51,028
Consumer finance [1]
2021 / 2020	1,688	823	5	2,516	1,282	675	5	1,962
2020 / 2019	538	288	15	841	518	385	22	925
2019 / 2018	285	234	19	538	249	219	23	491
2018 / 2017	98	169	18	285	80	154	17	251
2017 / 2016	21	75	13	109	16	57	10	83
Prior years	13	76	43	132	12	89	41	142
Total term loans	2,643	1,665	113	4,421	2,157	1,579	118	3,854
Revolving loans	348	21	90	459	328	88	81	497
Total	2,991	1,686	203	4,880	2,485	1,667	199	4,351
Consumer – total
2021 / 2020	28,572	3,642	45	32,259	19,767	3,847	157	23,771
2020 / 2019	15,930	2,538	28	18,496	15,449	2,168	48	17,665
2019 / 2018	11,654	2,040	67	13,761	10,919	1,212	81	12,212
2018 / 2017	7,417	1,007	212	8,636	7,202	1,052	61	8,315
2017 / 2016	5,394	792	87	6,273	11,005	1,098	86	12,189
Prior years	37,607	3,116	360	41,083	40,045	3,565	257	43,867
Total term loans	106,574	13,135	799	120,508	104,387	12,942	690	118,019
Revolving loans	41,899	4,014	245	46,158	42,571	3,667	189	46,427
Total	148,473	17,149	1,044	166,666	146,958	16,609	879	164,446
1
Certain consumer loans have been reclassified to corporate & institutional loans following the application of a look-through approach with regard to beneficial owners. The prior period has been reclassified to conform to the current presentation.

2 Lombard loans are generally classified as revolving loans.

Corporate & institutional loans held at amortized cost by internal counterparty rating
	2021				2020
	Investment grade	Non-investment grade			Investment grade	Non-investment grade
end of	AAA to BBB	BB to C	D	Total	AAA to BBB	BB to C	D	Total
CHF million
Real estate
2021 / 2020	9,568	4,682	2	14,252	6,054	2,792	106	8,952
2020 / 2019	3,709	1,355	5	5,069	2,902	1,611	0	4,513
2019 / 2018	1,849	706	2	2,557	1,849	1,133	24	3,006
2018 / 2017	925	340	1	1,266	1,033	346	72	1,451
2017 / 2016	475	101	0	576	1,591	285	25	1,901
Prior years	2,469	376	30	2,875	5,982	1,105	33	7,120
Total term loans	18,995	7,560	40	26,595	19,411	7,272	260	26,943
Revolving loans	778	297	135	1,210	1,027	172	69	1,268
Total	19,773	7,857	175	27,805	20,438	7,444	329	28,211
Commercial and industrial loans
2021 / 2020	8,284	11,985	136	20,405	7,724	11,621	310	19,655
2020 / 2019	3,242	4,468	62	7,772	3,851	6,411	133	10,395
2019 / 2018	2,110	3,903	105	6,118	1,781	4,321	247	6,349
2018 / 2017	1,003	2,256	177	3,436	964	1,981	60	3,005
2017 / 2016	697	937	60	1,694	809	1,248	22	2,079
Prior years	2,013	2,848	90	4,951	2,830	3,837	128	6,795
Total term loans	17,349	26,397	630	44,376	17,959	29,419	900	48,278
Revolving loans	13,941	7,458	372	21,771	12,913	8,908	464	22,285
Total	31,290	33,855	1,002	66,147	30,872	38,327	1,364	70,563
Financial institutions [1]
2021 / 2020	6,360	2,012	51	8,423	5,363	964	43	6,370
2020 / 2019	2,081	201	30	2,312	2,134	304	39	2,477
2019 / 2018	660	127	1	788	1,061	453	9	1,523
2018 / 2017	522	151	1	674	124	92	0	216
2017 / 2016	87	19	0	106	199	102	20	321
Prior years	499	85	1	585	770	41	2	813
Total term loans	10,209	2,595	84	12,888	9,651	1,956	113	11,720
Revolving loans	7,542	485	1	8,028	5,754	426	1	6,181
Total	17,751	3,080	85	20,916	15,405	2,382	114	17,901
Governments and public institutions
2021 / 2020	521	26	0	547	174	33	0	207
2020 / 2019	157	114	0	271	135	20	10	165
2019 / 2018	94	19	19	132	80	0	0	80
2018 / 2017	46	11	0	57	35	0	0	35
2017 / 2016	28	0	0	28	74	1	0	75
Prior years	199	21	0	220	388	41	0	429
Total term loans	1,045	191	19	1,255	886	95	10	991
Revolving loans	32	0	0	32	19	0	0	19
Total	1,077	191	19	1,287	905	95	10	1,010
Corporate & institutional – total
2021 / 2020	24,733	18,705	189	43,627	19,315	15,410	459	35,184
2020 / 2019	9,189	6,138	97	15,424	9,022	8,346	182	17,550
2019 / 2018	4,713	4,755	127	9,595	4,771	5,907	280	10,958
2018 / 2017	2,496	2,758	179	5,433	2,156	2,419	132	4,707
2017 / 2016	1,287	1,057	60	2,404	2,673	1,636	67	4,376
Prior years	5,180	3,330	121	8,631	9,970	5,024	163	15,157
Total term loans	47,598	36,743	773	85,114	47,907	38,742	1,283	87,932
Revolving loans	22,293	8,240	508	31,041	19,713	9,506	534	29,753
Total	69,891	44,983	1,281	116,155	67,620	48,248	1,817	117,685
1
Certain consumer loans have been reclassified to corporate & institutional loans following the application of a look-through approach with regard to beneficial owners. The prior period has been reclassified to conform to the current presentation.

Total loans held at amortized cost by internal counterparty rating
	2021					2020
	Investment grade	Non-investment grade				Investment grade	Non-investment grade
end of	AAA to BBB	BB to C	D	Total		AAA to BBB	BB to C	D	Total
CHF million
Loans held at amortized cost – total
2021 / 2020	53,305	22,347	234	75,886		39,082	19,257	616	58,955
2020 / 2019	25,119	8,676	125	33,920		24,471	10,514	230	35,215
2019 / 2018	16,367	6,795	194	23,356		15,690	7,119	361	23,170
2018 / 2017	9,913	3,765	391	14,069		9,358	3,471	193	13,022
2017 / 2016	6,681	1,849	147	8,677		13,678	2,734	153	16,565
Prior years	42,787	6,446	481	49,714		50,015	8,589	420	59,024
Total term loans	154,172	49,878	1,572	205,622		152,294	51,684	1,973	205,951
Revolving loans	64,192	12,254	753	77,199		62,284	13,173	723	76,180
Total	218,364	62,132	2,325	282,821	[2]	214,578	64,857	2,696	282,131	[1]
1 Excludes accrued interest on loans held at amortized cost of CHF 295 million and CHF 334 million as of December 31, 2021 and 2020, respectively.
Credit quality of other financial assets held at amortized cost
The following table presents the Group’s carrying value of other financial assets held at amortized cost by aggregated internal counterparty credit ratings “investment grade” and “non-investment grade”, by year of origination. Within the line items relating to the origination year, the first year represents the origination year of the current reporting period and the second year represents the origination year of the comparative reporting period.
Other financial assets held at amortized cost by internal counterparty rating
	2021				2020
	Investment grade	Non-investment grade			Investment grade	Non-investment grade
end of	AAA to BBB	BB to C	D	Total	AAA to BBB	BB to C	D	Total
CHF million
Other financial assets held at amortized cost
2021 / 2020	0	5	0	5	0	0	0	0
2019 / 2018	0	0	0	0	0	70	0	70
2018 / 2017	0	63	0	63	0	2	0	2
2017 / 2016	0	2	0	2	0	4	0	4
Prior years	0	2	0	2	0	0	0	0
Total term positions	0	72	0	72	0	76	0	76
Revolving positions	0	970	0	970	0	934	0	934
Total	0	1,042	0	1,042	0	1,010	0	1,010
Includes primarily mortgage servicing advances and failed purchases.

Past due financial assets
Generally, a financial asset is deemed past due if the principal and/or interest payment has not been received on its due date.
Loans held at amortized cost – past due
	Current		Past due
end of			Up to 30 days	31–60 days	61–90 days	More than 90 days	Total		Total
2021 (CHF million)
Mortgages	109,877		123	73	61	399	656		110,533
Loans collateralized by securities	51,069		42	0	0	142	184		51,253
Consumer finance	4,449		144	70	60	157	431		4,880
Consumer	165,395		309	143	121	698	1,271		166,666
Real estate	27,628		6	4	0	167	177		27,805
Commercial and industrial loans	65,327		166	13	12	629	820		66,147
Financial institutions	20,807		60	7	1	41	109		20,916
Governments and public institutions	1,252		16	0	0	19	35		1,287
Corporate & institutional	115,014		248	24	13	856	1,141		116,155
Total loans held at amortized cost	280,409		557	167	134	1,554	2,412		282,821	[1]
2020 (CHF million)
Mortgages [2]	108,544		63	68	34	358	523		109,067
Loans collateralized by securities [2]	50,907		17	0	0	104	121		51,028
Consumer finance [2]	3,916		149	68	47	171	435		4,351
Consumer	163,367		229	136	81	633	1,079		164,446
Real estate	28,070		50	3	11	77	141		28,211
Commercial and industrial loans	69,227	[3]	622	26	6	682	1,336	[3]	70,563
Financial institutions [2]	17,720		48	15	72	46	181		17,901
Governments and public institutions	969		37	4	0	0	41		1,010
Corporate & institutional	115,986		757	48	89	805	1,699		117,685
Total loans held at amortized cost	279,353		986	184	170	1,438	2,778		282,131	[1]
1 Excludes accrued interest on loans held at amortized cost of CHF 295 million and CHF 334 million as of December 31, 2021 and 2020, respectively.
2
Certain consumer loans have been reclassified to corporate & institutional loans following the application of a look-through approach with regard to beneficial owners. The prior period has been reclassified to conform to the current presentation.

3 Prior period has been revised.
As of December 31, 2021 and 2020, the Group did not have any loans that were more than 90 days past due and still accruing interest. Also, the Group did not have any other financial assets held at amortized cost that were past due.
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
For loans held at amortized cost, non-accrual loans are comprised of non-performing loans and non-interest-earning loans.

Non-accrual loans held at amortized cost
	2021				2020
	Amortized cost of non-accrual assets at beginning of period	Amortized cost of non-accrual assets at end of period	Interest income recognized	Amortized cost of non-accrual assets with no specific allowance at end of period	Amortized cost of non-accrual assets at beginning of period	Amortized cost of non-accrual assets at end of period	Interest income recognized	Amortized cost of non-accrual assets with no specific allowance at end of period
CHF million
Mortgages	418	572	2	111	337	418	3	60
Loans collateralized by securities	105	262	8	2	122	105	1	0
Consumer finance	201	205	3	1	168	201	3	1
Consumer	724	1,039	13	114	627	724	7	61
Real estate	324	167	6	0	155	324	8	27
Commercial and industrial loans	925	698	11	96	682	925	38	4
Financial institutions	68	41	0	0	46	68	0	8
Governments and public institutions	0	19	0	0	0	0	0	0
Corporate & institutional	1,317	925	17	96	883	1,317	46	39
Total loans held at amortized cost	2,041	1,964	30	210	1,510	2,041	53	100
In the Group’s recovery management function covering the Investment Bank and Asia Pacific, a position is written down to its net carrying value once the credit provision is greater than 90% of the notional amount, unless repayment is anticipated to occur within the next three months. Following the expiration of this three-month period the position is written off unless it can be demonstrated that any delay in payment is an operational matter that is expected to be resolved within a ten-day grace period. In the Group’s recovery management functions for Swiss Universal Bank and International Wealth Management, write-offs are made based on an individual counterparty assessment. An evaluation is performed on the need for write-offs on impaired loans individually and on an ongoing basis, if it is likely that parts of a loan or the entire loan will not be recoverable. Write-offs of residual loan balances are executed once available debt enforcement procedures are exhausted or, in certain cases, upon a restructuring.
Collateral-dependent financial assets
The Group’s collateral-dependent financial assets are managed by a global recovery management function which is divisionally aligned to cover the Investment Bank and Asia Pacific, International Wealth Management and Swiss Universal Bank.
Collateral-dependent financial assets managed by the recovery management function covering the Investment Bank and Asia Pacific mainly include mortgages, revolving corporate loans, securities borrowing, trade finance exposures and lombard loans. For mortgages, property, guarantees and life insurance policies are the main collateral types. For revolving corporate loans, collateral includes mainly cash, inventory, oil and gas reserves and receivables. Securities borrowing exposures are mainly secured by pledged shares, bonds, investment fund units and money market instruments. Trade finance exposures are secured by cash and guarantees. For lombard loans, the Group holds collateral in the form of pledged shares, bonds, investment fund units and money market instruments as well as cash and life insurance policies. Since the second quarter of 2021, the collateral values used for the calculation of the collateral coverage ratio are considered up to the amount of the related collateral-dependent loan; previously, the collateral coverage ratio reflected the entire collateral value. The prior period collateral coverage ratio has been updated to conform to the current presentation. As of December 31, 2021, the overall collateral coverage ratio was 92% of the Group’s collateral-dependent financial asset exposure managed by the recovery management function covering the Investment Bank and Asia Pacific, compared to 89% as of December 31, 2020. The increase in the overall collateral coverage ratio was mainly driven by repayments of several European mortgages, the sale of a loan to a real estate company as well as upgrades, repayments or write-offs of several exposures in the oil and gas sector with lower collateral coverage ratios. This increase in the overall collateral ratio was partially offset by the removal of a fully collateralized share-backed loan.
Collateral-dependent financial assets managed by the recovery management function covering International Wealth Management mainly include ship finance exposures, commercial loans, lombard loans, residential mortgages as well as aviation and yacht finance exposures. Ship finance exposures are collateralized by vessel mortgages, corporate guarantees, insurance assignments as well as cash balances, securities deposits or other assets held with the Group. Collateral held against commercial loans include primarily guarantees issued by export credit agencies, other guarantees, private risk insurance, asset pledges and assets held with the Group (e.g., cash, securities deposits and others). Lombard loans are collateralized by pledged financial assets mainly in the form of cash, shares, bonds, investment fund units and money market instruments as well as life insurance policies and bank guarantees. Residential mortgages are secured by mortgage notes on residential real estate, life insurance policies as well as cash balances, securities deposits or other assets held with the

Group. Aviation and yacht finance exposures are collateralized by aircraft mortgages of business jets and vessel mortgages on yachts, respectively, as well as corporate and/or personal guarantees, cash balances, securities deposits or other assets held with the Group. Collateral-dependent loans decreased in 2021, mainly driven by decreases in ship finance as well as aviation and yacht finance, partially offset by increases in lombard loans, commercial loans and residential mortgages. The overall collateral coverage decreased from 89% as of December 31, 2020 to 87% as of December 31, 2021, mainly driven by decreases in higher collateralized exposures.
Collateral-dependent financial assets managed by the recovery management function covering Swiss Universal Bank mainly include residential mortgages and commercial mortgages. Collateral held against residential mortgages includes mainly mortgage notes on residential real estate, pledged capital awards in retirement plans and life insurance policies. For commercial mortgages, collateral held includes primarily mortgage notes on commercial real estate and cash balances, securities deposits or other assets held with the Group. The overall collateral coverage ratio in relation to the collateral-dependent financial assets decreased from 88% as of December 31, 2020 to 86% as of December 31, 2021 for residential and commercial mortgages, mainly reflecting repayments and upgrades of mortgages with high collateral coverage.
Off-balance sheet credit exposures
The Group portfolio comprises off-balance sheet exposures with credit risk in the form of irrevocable commitments, guarantees and similar instruments which are subject to the CECL accounting guidance. The main risk characteristics are as follows:
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
> Refer to “Allowance for credit losses” for further information on methodology, scenarios and MEFs used to estimate expected credit losses.
Troubled debt restructurings and modifications
Restructured financing receivables held at amortized cost
	2021			2020			2019
in	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification
CHF million, except where indicated
Mortgages	0	0	0	0	0	0	1	7	7
Loans collateralized by securities	1	33	25	3	165	165	0	0	0
Real estate	1	2	2	0	0	0	0	0	0
Commercial and industrial loans	18	402	394	17	127	95	25	172	161
Financial institutions	1	44	44	0	0	0	0	0	0
Total loans	21	481	465	20	292	260	26	179	168

Restructured financing receivables held at amortized cost that defaulted within 12 months from restructuring
	2021		2020		2019
in	Number of contracts	Recorded investment	Number of contracts	Recorded investment	Number of contracts	Recorded investment
CHF million, except where indicated
Mortgages	0	0	0	0	1	13
Loans collateralized by securities	3	156	0	0	0	0
Commercial and industrial loans	1	14	4	13	1	2
Total loans	4	170	4	13	2	15
In 2021, the loan modifications of the Group included the increase of credit facilities, extended loan repayment terms, including postponed loan amortizations and extended maturity dates, interest rate concessions, waivers of principal and interest and changes in covenants.
As of December 31, 2021 and 2020, the Group did not have any commitments to lend additional funds to debtors whose loan terms had been modified in troubled debt restructurings.
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

21 Goodwill
2021	Swiss Universal Bank	International Wealth Management	Asia Pacific	Asset Management	Investment Bank	Credit Suisse Group	[1]
Gross amount of goodwill (CHF million)
Balance at beginning of period	575	284	1,021	1,068	5,357	8,317
Foreign currency translation impact	10	4	22	39	42	117
Other	0	(3)	0	0	0	(3)
Balance at end of period	585	285	1,043	1,107	5,399	8,431
Accumulated impairment (CHF million)
Balance at beginning of period	0	0	0	0	3,879	3,891
Impairment losses	0	0	103	0	1,520	1,623
Balance at end of period	0	0	103	0	5,399	5,514
Net book value (CHF million)
Net book value	585	285	940	1,107	0	2,917
2020
Gross amount of goodwill (CHF million)
Balance at beginning of period	607	295	995	1,199	5,446	8,554
Goodwill acquired during the year	0	0	98	9	24	131
Foreign currency translation impact	(29)	(10)	(62)	(102)	(113)	(316)
Other	(3)	(1)	(10)	(38)	0	(52)
Balance at end of period	575	284	1,021	1,068	5,357	8,317
Accumulated impairment (CHF million)
Balance at beginning of period	0	0	0	0	3,879	3,891
Balance at end of period	0	0	0	0	3,879	3,891
Net book value (CHF million)
Net book value	575	284	1,021	1,068	1,478	4,426
1
Gross amount of goodwill and accumulated impairment include CHF 12 million related to legacy business transferred to the former Strategic Resolution Unit in 4Q15 and fully written off at the time of transfer, in addition to the divisions disclosed.

In accordance with US GAAP, the Group continually assesses whether or not there has been a triggering event requiring a review of goodwill.
The announcement on November 4, 2021 of the strategy and organizational changes represented a triggering event in the fourth quarter of 2021 for goodwill impairment testing purposes, and under US GAAP goodwill has to be tested for impairment both before and immediately after a reorganization of reporting units. The review of the Group’s five-year financial plan to reflect the announced strategy was finalized in the fourth quarter of 2021.
Based on its goodwill impairment analysis performed as of December 31, 2021, the Group concluded that the fair value for the Investment Bank reporting unit was below its related carrying value and consequently the goodwill was fully impaired.
The new segment structure required the reallocation of goodwill balances from the current reporting units to the new reporting units on a relative fair value basis. Under the new reporting structure, effective January 1, 2022, the investment banking-related businesses of the Asia Pacific reporting unit were transferred to the Investment Bank reporting unit and therefore a portion of the Asia Pacific reporting unit’s goodwill balance as of December 31, 2021 was transferred. The Group concluded that the goodwill amount transferred to the Investment Bank reporting unit was also fully impaired.
The Group concluded that the estimated fair value for all of the other reporting units with goodwill substantially exceeded their related carrying values and no further impairment was necessary as of December 31, 2021.
The carrying value of each reporting unit for the purpose of the goodwill impairment test is determined by considering the reporting units’ risk-weighted assets usage, leverage ratio exposure, deferred tax assets, goodwill, intangible assets and other common equity tier 1 (CET1) capital relevant adjustments. The residual value between the total of these elements and the Group’s shareholders’ equity is allocated to the carrying value of the reporting units on a pro-rata basis.
In estimating the fair value of its reporting units, the Group applied a combination of the market approach and the income approach. Under the market approach, consideration is given to price to projected earnings multiples or price to book value multiples for similarly traded companies and prices paid in recent transactions that have occurred in its industry or in related industries. Under the income approach, a discount rate is applied that reflects the risk and uncertainty related to the reporting unit’s projected cash flows, which were determined from the Group’s financial plan.
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
During the year the Group engaged the services of an independent valuation specialist to assist in the valuation of certain reporting units. The specialist also assisted in the valuation of the Asset Management, Asia Pacific and the Investment Bank reporting units as of December 31, 2021. The valuations were performed using a combination of the market approach and income approach.
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

22 Other intangible assets
	2021			2020
end of	Gross carrying amount	Accumu- lated amorti- zation	Net carrying amount	Gross carrying amount	Accumu- lated amorti- zation	Net carrying amount
Other intangible assets (CHF million)
Trade names/trademarks	25	(25)	0	24	(24)	0
Client relationships	31	(7)	24	30	0	30
Other	5	(3)	2	(3)	4	1
Total amortizing other intangible assets	61	(35)	26	51	(20)	31
Non-amortizing other intangible assets	250	–	250	206	–	206
of which mortgage servicing rights, at fair value	224	–	224	180	–	180
Total other intangible assets	311	(35)	276	257	(20)	237
Additional information
in	2021	2020	2019
Aggregate amortization and impairment (CHF million)
Aggregate amortization	8	6	5
Impairment	0	2	5
Estimated amortization
Estimated amortization (CHF million)
2022	4
2023	3
2024	3
2025	2
2026	2

23 Other assets and other liabilities
end of	2021	2020
Other assets (CHF million)
Cash collateral on derivative instruments	7,659	7,741
Cash collateral on non-derivative transactions	395	635
Derivative instruments used for hedging	212	131
Assets held-for-sale	8,020	7,077
of which loans [1]	7,924	7,046
allowance for loans held-for-sale	(44)	(48)
of which real estate [2]	94	27
of which long-lived assets	2	4
Premises and equipment and right-of-use assets	7,305	7,376
Assets held for separate accounts	98	102
Interest and fees receivable	2,884	4,255
Deferred tax assets	3,707	3,667
Prepaid expenses	509	448
of which cloud computing arrangement implementation costs	52	38
Failed purchases	1,307	1,451
Defined benefit pension and post-retirement plan assets	4,215	2,872
Other	4,920	3,882
Other assets	41,231	39,637
1 Included as of December 31, 2021 and 2020 were CHF 391 million and CHF 262 million, respectively, in restricted loans, which represented collateral on secured borrowings.
2
As of December 31, 2021 and 2020, real estate held-for-sale included foreclosed or repossessed real estate of CHF 8 million and CHF 8 million, respectively, of which CHF 8 million and CHF 8 million, respectively, were related to residential real estate.

end of	2021	2020
Other liabilities (CHF million)
Cash collateral on derivative instruments	5,533	7,831
Cash collateral on non-derivative transactions	528	174
Derivative instruments used for hedging	10	45
Operating leases liabilities	2,591	2,759
Provisions	1,925	2,080
of which expected credit losses on off-balance sheet credit exposure	257	311
Restructuring liabilities	19	52
Liabilities held for separate accounts	98	102
Interest and fees payable	3,969	4,297
Current tax liabilities	685	555
Deferred tax liabilities	754	530
Failed sales	1,736	1,120
Defined benefit pension and post-retirement plan liabilities	353	410
Other	4,443	11,479
Other liabilities	22,644	31,434
Premises, equipment and right-of-use assets
end of	2021	2020
Premises and equipment (CHF million)
Buildings and improvements	1,107	1,425
Land	241	291
Leasehold improvements	1,722	1,775
Software	8,146	7,038
Equipment	1,806	1,874
Premises and equipment	13,022	12,403
Accumulated depreciation	(8,129)	(7,627)
Total premises and equipment, net	4,893	4,776
Right-of-use assets (CHF million)
Right-of-use assets-operating leases	2,412	2,600
Total premises and equipment and right-of-use assets	7,305	7,376
Depreciation, amortization and impairment
end of	2021	2020	2019
CHF million
Depreciation on premises and equipment	1,020	964	939
Impairment on premises and equipment	21	10	3
Amortization and impairment on right-of-use assets	361	331	324
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
The Group has entered into leases for real estate, equipment and vehicles.
Certain equipment and real estate have subsequently been subleased. Sublease income is recognized in other revenues.
Lease costs
end of	2021	2020	2019
Lease costs (CHF million)
Operating lease costs	357	369	388
Variable lease costs	52	50	40
Sublease income	(57)	(71)	(78)
Net lease costs	352	348	350
From time to time, the Group enters into sale-leaseback transactions in which an asset is sold and immediately leased back. If specific criteria are met, the asset is derecognized from the balance sheet and an operating lease is recognized.
During 2021, the Group entered into 13 sale-leaseback transactions with lease terms ranging from 3 to 10 years. During 2020, the Group entered into one sale-leaseback transaction, with a lease term of one year. During 2019, the Group entered into four sale-leaseback transactions, with lease terms ranging from five to ten years.
Other information
end of	2021	2020	2019
Other information (CHF million)
Gains/(losses) on sale and leaseback transactions	225	15	274
Cash paid for amounts included in the measurement of operating lease liabilities recorded in operating cash flows	(399)	(403)	(464)
Right-of-use assets obtained in exchange of new operating lease liabilities [1]	107	32	102
Changes to right-of-use assets due to lease modifications for operating leases	29	32	221
1 Represents non-cash transactions and includes right-of-use assets relating to changes in classification of scope of variable interest entities.
The weighted average remaining lease terms and discount rates are based on all outstanding operating leases as well as their respective lease terms and remaining lease obligations.
Weighted average remaining lease term and discount rate
end of	2021	2020
Operating leases
Remaining lease term (years)	11.1	11.9
Discount rate (%)	2.6	2.6
The following table reflects the undiscounted cash flows from leases for the next five years and thereafter, based on the expected lease term.
Maturities relating to operating lease arrangements
end of	2021	2020
Maturity (CHF million)
Due within 1 year	374	385
Due between 1 and 2 years	339	364
Due between 2 and 3 years	293	323
Due between 3 and 4 years	293	278
Due between 4 and 5 years	255	249
Thereafter	1,450	1,642
Operating lease obligations	3,004	3,241
Future interest payable	(413)	(482)
Operating lease liabilities	2,591	2,759
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
As of December 31, 2021 and 2020, the Group had approximately CHF 1.1 billion and CHF 0.9 billion, respectively, of residual value guarantees associated with lessor arrangements.
The Group’s risk of loss relating to the residual value of leased assets is mitigated through contractual arrangements with manufactures or suppliers. Leased assets are also monitored through projections of the residual values at lease origination and periodic reviews of residual values.

Net investments
	2021		2020
end of	Sales- type leases	Direct financing leases	Sales- type leases	Direct financing leases
Net investments (CHF million)
Lease receivables	1,107	2,395	862	2,299
Unguaranteed residual values	119	80	43	188
Valuation allowances	(7)	(18)	(6)	(23)
Total net investments	1,219	2,457	899	2,464
Maturities relating to lessor arrangements
	2021			2020
end of	Sales- type leases	Direct financing leases	Operating leases	Sales- type leases	Direct financing leases	Operating leases
Maturity (CHF million)
Due within 1 year	467	727	46	359	755	48
Due between 1 and 2 years	263	641	43	213	620	41
Due between 2 and 3 years	179	583	42	142	514	37
Due between 3 and 4 years	113	458	40	84	402	36
Due between 4 and 5 years	62	125	37	43	125	34
Thereafter	83	31	34	66	48	63
Total	1,167	2,565	242	907	2,464	259
Future interest receivable	(60)	(170)	–	(45)	(165)	–
Lease receivables	1,107	2,395	–	862	2,299	–
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
Lease income
end of	2021	2020	2019
Lease income (CHF million)
Interest income on sales-type leases	25	19	13
Interest income on direct financing leases	68	74	97
Lease income from operating leases	76	93	103
Variable lease income	1	0	3
Total lease income	170	186	216
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

25 Deposits
	2021				2020
end of	Switzer- land	Foreign	Total		Switzer- land	Foreign	Total
Deposits (CHF million)
Non-interest-bearing demand deposits	2,703	2,556	5,259		3,231	3,085	6,316
Interest-bearing demand deposits	152,993	47,200	200,193		144,709	41,995	186,704
Savings deposits	60,027	8,474	68,501		62,769	8,764	71,533
Time deposits	35,602	102,229	137,831	[1]	26,864	115,927	142,791	[1]
Total deposits	251,325	160,459	411,784	[2]	237,573	169,771	407,344	[2]
of which due to banks	–	–	18,965		–	–	16,423
of which customer deposits	–	–	392,819		–	–	390,921
The designation of deposits in Switzerland versus foreign deposits is based upon the location of the office where the deposit is recorded.
1
Included uninsured time deposits of CHF 128,526 million and CHF 136,687 million as of December 31, 2021 and 2020, respectively, which are in excess of any country-specific insurance limit or which are not covered by an insurance regime.

2 Not included as of December 31, 2021 and 2020 were CHF 86 million and CHF 106 million, respectively, of overdrawn deposits reclassified as loans.
26 Long-term debt
end of	2021	2020
Long-term debt (CHF million)
Senior	141,402	133,056
Subordinated	24,103	26,285
Non-recourse liabilities from consolidated VIEs	1,391	1,746
Long-term debt	166,896	161,087
of which reported at fair value	68,722	70,976
of which structured notes	43,126	47,039
end of	2021	2020
Structured notes by product (CHF million)
Equity	28,681	29,907
Fixed income	11,678	13,882
Credit	2,363	2,881
Other	404	369
Total structured notes	43,126	47,039
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

Long-term debt by maturities
end of			2022			2023				2024			2025				2026			Thereafter	Total
Group parent company (CHF million)
Senior debt
Fixed rate			0			5,683				1,262			7,376				5,240			22,475	42,036
Variable rate			0			548				1,766			0				1,560			0	3,874
Interest rate (range in %) [1]			–	0.6	–	3.8		1.0	–	4.2	1.3	–	3.8		0.5	–	4.6	0.6	–	5.4	–
Subordinated debt
Fixed rate			1,406			4,348				3,250			2,022				1,717			3,631	16,374
Interest rates (range in %) [1]			7.1	3.9	–	7.5		3.5	–	6.3	3.0	–	7.3				6.4	4.5	–	5.3	–
Subtotal – Group parent company			1,406			10,579				6,278			9,398				8,517			26,106	62,284
Subsidiaries (CHF million)
Senior debt
Fixed rate			4,129			4,878				4,739			4,566				5,712			14,010	38,034
Variable rate			15,708			11,665				7,757			4,777				3,932			13,619	57,458
Interest rates (range in %) [1]	0.0	–	9.7	0.1	–	2.2		0.0	–	3.6	0.0	–	3.5		0.1	–	3.3	0.0	–	7.1	–
Subordinated debt
Fixed rate			4,907			2,397				29			33				50			127	7,543
Variable rate			186			0				0			0				0			0	186
Interest rates (range in %) [1]	0.9	–	3.8	0.0	–	6.5				5.7	0.0	–	5.9				5.9	5.7	–	7.2	–
Non-recourse liabilities from consolidated VIEs
Fixed rate			133			123				0			217				0			0	473
Variable rate			14			6	[2]			0			9	[2]			0			889	918
Interest rates (range in %) [1]	0.0	–	2.9			–				–			–				–	0.0	–	10.6	–
Subtotal – Subsidiaries			25,077			19,069				12,525			9,602				9,694			28,645	104,612
Total long-term debt			26,483			29,648				18,803			19,000				18,211			54,751	166,896
of which structured notes			11,346			7,764				4,625			3,628				2,954			12,809	43,126
The maturity of perpetual debt is based on the earliest callable date. The maturity of all other debt is based on contractual maturity and includes certain structured notes that have mandatory early redemption features based on stipulated movements in markets or the occurrence of a market event. Within this population there are approximately CHF 2.7 billion of such notes with a contractual maturity of greater than one year that have an observable likelihood of redemption occurring within one year based on a modelling assessment.

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
	Gains/ (losses) on cash flow hedges	Cumulative translation adjustments	Unrealized gains/ (losses) on securities	[1]	Actuarial gains/ (losses)	Net prior service credit/ (cost)	Gains/ (losses) on liabilities relating to credit risk	AOCI
2021 (CHF million)
Balance at beginning of period	206	(17,528)	13		(3,727)	456	(2,570)	(23,150)
Increase/(decrease)	(260)	783	0		707	4	302	1,536
Reclassification adjustments, included in net income/(loss)	(41)	6	0		315	(95)	103	288
Total increase/(decrease)	(301)	789	0		1,022	(91)	405	1,824
Balance at end of period	(95)	(16,739)	13		(2,705)	365	(2,165)	(21,326)
2020 (CHF million)
Balance at beginning of period	28	(14,469)	30		(3,690)	604	(2,772)	(20,269)
Increase/(decrease)	91	(3,076)	(49)		(327)	(5)	45	(3,321)
Reclassification adjustments, included in net income/(loss)	87	17	32		290	(143)	157	440
Total increase/(decrease)	178	(3,059)	(17)		(37)	(148)	202	(2,881)
Balance at end of period	206	(17,528)	13		(3,727)	456	(2,570)	(23,150)
2019 (CHF million)
Balance at beginning of period	(72)	(13,442)	10		(3,974)	387	(890)	(17,981)
Increase/(decrease)	65	(1,015)	20		44	338	(2,053)	(2,601)
Increase/(decrease) due to equity method investments	10	(18)	0		0	0	0	(8)
Reclassification adjustments, included in net income/(loss)	25	6	0		282	(121)	193	385
Cumulative effect of accounting changes, net of tax	0	0	0		(42)	0	(22)	(64)
Total increase/(decrease)	100	(1,027)	20		284	217	(1,882)	(2,288)
Balance at end of period	28	(14,469)	30		(3,690)	604	(2,772)	(20,269)
1 No impairments on available-for-sale debt securities were recognized in net income/(loss) in 2021, 2020 and 2019.
> Refer to “Note 29 – Tax” and “Note 32 – Pension and other post-retirement benefits” for income tax expense/(benefit) on the movements of accumulated other comprehensive income/(loss).

Details of significant reclassification adjustments
in	2021	2020	2019
Reclassification adjustments, included in net income/(loss) (CHF million)
Actuarial gains/(losses)
Amortization of recognized actuarial losses [1]	388	355	355
Tax expense/(benefit)	(73)	(65)	(73)
Net of tax	315	290	282
Net prior service credit/(cost)
Amortization of recognized prior service credit/(cost) [1]	(118)	(176)	(153)
Tax expense/(benefit)	23	33	32
Net of tax	(95)	(143)	(121)
1 These components are included in the computation of total benefit costs. Refer to "Note 32 – Pension and other post-retirement benefits" for further information.
Additional share information
	2021		2020		2019
Common shares issued
Balance at beginning of period	2,447,747,720		2,556,011,720		2,556,011,720
Issuance of common shares	203,000,000		0		0
Cancellation of repurchased shares	0		(108,264,000)		0
Balance at end of period	2,650,747,720		2,447,747,720		2,556,011,720
Treasury shares
Balance at beginning of period	(41,602,841)		(119,761,811)		(5,427,691)
Sale of treasury shares	2,053,309,578		1,222,417,138		795,576,688
Repurchase of treasury shares	(2,151,374,939)		(1,303,331,434)		(951,743,509)
Cancellation of repurchased shares	0		108,264,000		0
Issuance of common shares relating to mandatory convertible notes	(203,000,000)		0		0
Conversion of mandatory convertible notes	202,998,491		0		0
Share-based compensation	58,606,500		50,809,266		41,832,701
Balance at end of period	(81,063,211)		(41,602,841)		(119,761,811)
Common shares outstanding
Balance at end of period	2,569,684,509	[1]	2,406,144,879	[2]	2,436,249,909
1
At par value CHF 0.04 each, fully paid. In addition to the treasury shares, a maximum of 450,000,000 unissued shares (conditional, conversion and authorized capital) were available for issuance without further approval of the shareholders. 111,524,164 of these shares were reserved for capital instruments.

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

Offsetting of derivatives
	2021		2020
end of	Derivative assets	Derivative liabilities	Derivative assets	Derivative liabilities
Gross derivatives subject to enforceable master netting agreements (CHF billion)
OTC-cleared	4.4	4.0	6.1	4.6
OTC	44.4	40.3	68.2	65.7
Exchange-traded	0.1	0.0	0.5	0.6
Interest rate products	48.9	44.3	74.8	70.9
OTC-cleared	0.2	0.2	0.2	0.2
OTC	20.0	22.0	23.1	27.7
Foreign exchange products	20.2	22.2	23.3	27.9
OTC	8.2	13.0	10.7	15.1
Exchange-traded	22.7	21.4	19.9	20.4
Equity/index-related products	30.9	34.4	30.6	35.5
OTC-cleared	1.3	1.4	0.7	0.7
OTC	3.3	4.3	3.9	4.9
Credit derivatives	4.6	5.7	4.6	5.6
OTC	1.4	0.5	1.6	0.7
Exchange-traded	0.1	0.1	0.1	0.1
Other products [1]	1.5	0.6	1.7	0.8
OTC-cleared	5.9	5.6	7.0	5.5
OTC	77.3	80.1	107.5	114.1
Exchange-traded	22.9	21.5	20.5	21.1
Total gross derivatives subject to enforceable master netting agreements	106.1	107.2	135.0	140.7
Offsetting (CHF billion)
OTC-cleared	(5.6)	(5.3)	(6.2)	(5.4)
OTC	(68.4)	(74.6)	(94.4)	(104.3)
Exchange-traded	(21.0)	(21.0)	(20.0)	(20.3)
Offsetting	(95.0)	(100.9)	(120.6)	(130.0)
of which counterparty netting	(83.0)	(83.0)	(103.2)	(103.2)
of which cash collateral netting	(12.0)	(17.9)	(17.4)	(26.8)
Net derivatives presented in the consolidated balance sheets (CHF billion)
OTC-cleared	0.3	0.3	0.8	0.1
OTC	8.9	5.5	13.1	9.8
Exchange-traded	1.9	0.5	0.5	0.8
Total net derivatives subject to enforceable master netting agreements	11.1	6.3	14.4	10.7
Total derivatives not subject to enforceable master netting agreements [2]	6.7	4.3	11.2	6.8
Total net derivatives presented in the consolidated balance sheets	17.8	10.6	25.6	17.5
of which recorded in trading assets and trading liabilities	17.6	10.6	25.5	17.5
of which recorded in other assets and other liabilities	0.2	0.0	0.1	0.0
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
Reverse repurchase and repurchase agreements are collateralized principally by government securities, money market instruments and corporate bonds and have terms ranging from overnight to a longer or unspecified period of time. In the event of counterparty default, the reverse repurchase agreement or securities lending agreement provides the Group with the right to liquidate the collateral held. As is the case in the Group’s normal course of business, a significant portion of the collateral received that may be sold or repledged was sold or repledged as of December 31, 2021 and December 31, 2020. In certain circumstances, financial collateral received may be restricted during the term of the agreement (e.g., in tri-party arrangements).
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
Offsetting of securities purchased under resale agreements and securities borrowing transactions
	2021				2020
end of	Gross	Offsetting	Net book value		Gross	Offsetting	Net book value
Securities purchased under resale agreements and securities borrowing transactions (CHF billion)
Securities purchased under resale agreements	74.1	(16.6)	57.5		55.8	(7.5)	48.3
Securities borrowing transactions	22.2	0.0	22.2		25.1	(0.4)	24.7
Total subject to enforceable master netting agreements	96.3	(16.6)	79.7		80.9	(7.9)	73.0
Total not subject to enforceable master netting agreements [1]	24.2	–	24.2		19.3	–	19.3
Total	120.5	(16.6)	103.9	[2]	100.2	(7.9)	92.3	[2]
1
Represents securities purchased under resale agreements and securities borrowing transactions where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

2 CHF 68,623 million and CHF 57,994 million of the total net amount as of the end of 2021 and 2020, respectively, are reported at fair value.
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
Offsetting of securities sold under repurchase agreements and securities lending transactions
	2021				2020
end of	Gross	Offsetting	Net book value		Gross	Offsetting	Net book value
Securities sold under repurchase agreements and securities lending transactions (CHF billion)
Securities sold under repurchase agreements	32.2	(16.6)	15.6		26.0	(7.9)	18.1
Securities lending transactions	15.4	0.0	15.4		16.6	0.0	16.6
Obligation to return securities received as collateral, at fair value	14.7	0.0	14.7		49.9	0.0	49.9
Total subject to enforceable master netting agreements	62.3	(16.6)	45.7		92.5	(7.9)	84.6
Total not subject to enforceable master netting agreements [1]	4.6	–	4.6		3.1	–	3.1
Total	66.9	(16.6)	50.3		95.6	(7.9)	87.7
of which securities sold under repurchase agreements and securities lending transactions	51.9	(16.6)	35.3	[2]	44.8	(7.9)	36.9	[2]
of which obligation to return securities received as collateral, at fair value	15.0	0.0	15.0		50.8	0.0	50.8
1
Represents securities sold under repurchase agreements and securities lending transactions where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

2 CHF 13,213 million and CHF 13,594 million of the total net amount as of the end of 2021 and 2020, respectively, are reported at fair value.

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
Amounts not offset in the consolidated balance sheets
	2021						2020
end of	Net book value	Financial instruments	[1]	Cash collateral received/ pledged	[1]	Net exposure	Net book value	Financial instruments	[1]	Cash collateral received/ pledged	[1]	Net exposure
Financial assets subject to enforceable master netting agreements (CHF billion)
Derivatives	11.1	4.5		0.0		6.6	14.4	5.5		0.1		8.8
Securities purchased under resale agreements	57.5	57.5		0.0		0.0	48.3	48.3		0.0		0.0
Securities borrowing transactions	22.2	21.9		0.0		0.3	24.7	24.3		0.0		0.4
Total financial assets subject to enforceable master netting agreements	90.8	83.9		0.0		6.9	87.4	78.1		0.1		9.2
Financial liabilities subject to enforceable master netting agreements (CHF billion)
Derivatives	6.3	1.3		0.0		5.0	10.7	2.2		0.0		8.5
Securities sold under repurchase agreements	15.6	15.5		0.1		0.0	18.1	18.1		0.0		0.0
Securities lending transactions	15.4	15.3		0.0		0.1	16.6	16.3		0.0		0.3
Obligation to return securities received as collateral, at fair value	14.7	13.0		0.0		1.7	49.9	43.4		0.0		6.5
Total financial liabilities subject to enforceable master netting agreements	52.0	45.1		0.1		6.8	95.3	80.0		0.0		15.3
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

29 Tax
Details of current and deferred taxes
in	2021	2020	2019
Current and deferred taxes (CHF million)
Switzerland	316	163	175
Foreign	485	204	531
Current income tax expense	801	367	706
Switzerland	222	450	171
Foreign	3	(16)	418
Deferred income tax expense	225	434	589
Income tax expense	1,026	801	1,295
Income tax expense/(benefit) reported in shareholders' equity related to:
Gains/(losses) on cash flow hedges	(63)	25	13
Cumulative translation adjustment	4	0	(4)
Unrealized gains/(losses) on debt securities	0	(6)	7
Actuarial gains/(losses)	228	(18)	99
Net prior service credit/(cost)	(23)	(33)	58
Share-based compensation and treasury shares	(4)	(4)	(5)
Reconciliation of taxes computed at the Swiss statutory rate
in	2021	2020	2019
Income/(loss) before taxes (CHF million)
Switzerland	257	1,770	2,985
Foreign	(857)	1,697	1,735
Income/(loss) before taxes	(600)	3,467	4,720
Reconciliation of taxes computed at the Swiss statutory rate (CHF million)
Income tax expense/(benefit) computed at the statutory tax rate [1]	(111)	693	1,038
Increase/(decrease) in income taxes resulting from
Foreign tax rate differential	370	(62)	(101)
Non-deductible amortization of other intangible assets and goodwill impairment	(300)	0	1
Other non-deductible expenses	386	254	371
Additional taxable income	15	8	7
Lower taxed income	(146)	(234)	(325)
(Income)/loss taxable to noncontrolling interests	11	18	8
Changes in tax law and rates	(33)	(6)	(28)
Changes in deferred tax valuation allowance	621	322	116
Change in recognition of outside basis difference	2	(9)	4
(Windfall tax benefits) /shortfall tax charges on share-based compensation	37	76	39
Other	174	(259)	165
Income tax expense	1,026	801	1,295
1 The statutory tax rate was 18.5% in 2021, 20% in 2020 and 22% in 2019.

2021
Foreign tax rate differential of CHF 370 million reflected a foreign tax benefit primarily driven by losses in higher tax jurisdictions, mainly in the UK, partially offset by profits made in higher tax jurisdictions, such as the US. The foreign tax rate expense of CHF 488 million comprised not only the foreign tax expense based on statutory tax rates but also the tax impacts related to the following reconciling items.
Other non-deductible expenses of CHF 386 million included the impact of CHF 200 million relating to non-deductible interest expenses and non-deductible costs related to funding and capital (including a contingency accrual of CHF 11 million), CHF 93 million relating to non-deductible legacy litigation provisions, including amounts relating to the Mozambique matter, CHF 43 million relating to other non-deductible expenses, CHF 39 million relating to non-deductible UK bank levy costs and other non-deductible compensation expenses and management costs and various smaller items.
Lower taxed income of CHF 146 million included a tax benefit of CHF 77 million related to non-taxable life insurance income, CHF 41 million related to non-taxable dividend income, CHF 15 million related to concessionary and lower taxed income, CHF 15 million related to exempt income and various smaller items.
Changes in deferred tax valuation allowances of CHF 621 million included a tax charge from the increase in valuation allowances on deferred tax assets of CHF 781 million, mainly in respect of two of the Group’s operating entities in the UK. This mainly reflected the impact of the loss related to Archegos attributable to the UK operations. Also included was the net impact of the release of valuation allowances on deferred tax assets of CHF 160 million, mainly in respect of one of the Group’s operating entities in Switzerland and another of the Group’s operating entities in Hong Kong.
Other of CHF 174 million included an income tax charge of CHF 100 million relating to withholding taxes, CHF 51 million relating to the tax impact of an accounting standard implementation transition adjustment for own credit movements, CHF 29 million relating to the current year US base erosion and anti-abuse tax (BEAT) provision and CHF 14 million relating to own credit valuation movements. These benefits were partially offset by CHF 24 million relating to prior years’ adjustments. The remaining balance included various smaller items.
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
Other of CHF 259 million included an income tax benefit from the re-assessment of the BEAT provision for 2019 of CHF 180 million and the impact of a change in US tax rules relating to federal net operating losses (NOL), where federal NOL generated in tax years 2018, 2019 or 2020 can be carried back for five years instead of no carry back before and also the deductible interest expense limitations for the years 2019 and 2020 have been increased from 30% to 50% of adjusted taxable income for the year, which in aggregate resulted in a benefit of CHF 141 million. Additionally, this included an income tax benefit of CHF 82 million relating to prior years’ adjustments and a tax benefit of CHF 34 million relating to the beneficial earnings mix of one of the Group’s operating entities in Switzerland. These benefits were partially offset by CHF 78 million relating to the tax impact of an accounting standard implementation transition adjustment for own credit movements, CHF 61 million relating to withholding taxes, CHF 26 million relating to the current year BEAT provision and CHF 14 million relating to own credit valuation movements. The remaining balance included various smaller items.
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
Other non-deductible expenses of CHF 371 million included the impact of CHF 274 million relating to non-deductible interest expenses (including a contingency accrual of CHF 28 million), CHF 56 million related to non-deductible bank levy costs and other non-deductible compensation expenses and management costs, CHF 34 million related to non-deductible fines and various smaller non-deductible expenses.
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
Deferred tax assets and liabilities
end of	2021	2020
Deferred tax assets and liabilities (CHF million)
Compensation and benefits	844	931
Loans	485	653
Investment securities	1,257	1,347
Provisions	1,358	999
Leases	367	384
Derivatives	58	53
Real estate	258	175
Net operating loss carry-forwards	7,120	5,425
Goodwill and intangible assets	135	209
Other	171	119
Gross deferred tax assets before valuation allowance	12,053	10,295
Less valuation allowance	(6,072)	(4,465)
Gross deferred tax assets net of valuation allowance	5,981	5,830
Compensation and benefits	(973)	(666)
Loans	(305)	(352)
Investment securities	(722)	(523)
Provisions	(298)	(333)
Leases	(358)	(365)
Derivatives	(218)	(231)
Real estate	(46)	(36)
Other	(108)	(187)
Gross deferred tax liabilities	(3,028)	(2,693)
Net deferred tax assets	2,953	3,137
of which deferred tax assets	3,707	3,667
of which net operating losses	881	1,070
of which deductible temporary differences	2,826	2,597
of which deferred tax liabilities	(754)	(530)
Net deferred tax assets of CHF 2,953 million decreased CHF 184 million from 2020 to 2021, primarily driven by earnings and a pension plan re-measurement recorded in equity and OCI. These decreases were partially offset by the impact of the partial tax benefit of the loss related to Archegos attributable to non-UK operations, for which the Group recognized a deferred tax asset, and the impact of foreign exchange translation gains, which are included within the currency translation adjustments recorded in OCI.
The most significant deferred tax assets arose in the US, which increased from CHF 3,040 million in 2020 to CHF 3,089 million in 2021. No valuation allowance was required on the US deferred tax assets as of the end of 2021.

The Group recorded a valuation allowance against gross deferred tax assets in the amount of CHF 6.1 billion as of December 31, 2021 compared to CHF 4.5 billion as of December 31, 2020. This was due to the uncertainty concerning its ability to generate the necessary amount and mix of taxable income in future periods. It also reflected a CHF 1.0 billion increase due to the re-measurement of gross deferred tax assets in the UK due to changes to tax rates in 2021. Additionally, this included an increase due to participation impairments in one of the Group‘s operating entity in Switzerland, partially offset by a decrease due to changes in scope of consolidation.
Unrecognized deferred tax liabilities
As of December 31, 2021, the Group had accumulated undistributed earnings from foreign subsidiaries of CHF 20.0 billion. No deferred tax liability was recorded in respect of those amounts, as these earnings are considered indefinitely reinvested. The Group would need to accrue and pay taxes on these undistributed earnings if such earnings were repatriated. It is not practicable to estimate the amount of unrecognized deferred tax liabilities for these undistributed foreign earnings.
Amounts and expiration dates of net operating loss carry-forwards
end of 2021	Total
Net operating loss carry-forwards (CHF million)
Due to expire within 1 year	70
Due to expire within 2 to 5 years	4,782
Due to expire within 6 to 10 years	9,092
Due to expire within 11 to 20 years	6,154
Amount due to expire	20,098
Amount not due to expire	19,038
Total net operating loss carry-forwards	39,136
Movements in the valuation allowance
in	2021	2020	2019
Movements (CHF million)
Balance at beginning of period	4,465	4,136	4,021
Net changes	1,607	329	115
Balance at end of period	6,072	4,465	4,136
As part of its normal practice, the Group conducted a detailed evaluation of its expected future results. This evaluation was dependent on management estimates and assumptions in developing the expected future results, which were based on a strategic business planning process influenced by current economic conditions and assumptions of future economic conditions that are subject to change. This evaluation took into account both positive and negative evidence related to expected future taxable income and also considered stress scenarios. This evaluation has indicated the expected future results that are likely to be earned in jurisdictions where the Group has significant gross deferred tax assets, primarily in the US, Switzerland and the UK. The Group then compared those expected future results with the applicable law governing the utilization of deferred tax assets. US tax law allowed for a 20-year carry-forward period for existing NOLs as of the end of 2017, federal NOLs generated in tax years from 2018, 2019 and 2020 can be carried back for five years and any new NOLs will have an unlimited carry-forward period. UK tax law allows for an unlimited carry-forward period for NOLs, and even though there are restrictions on the use of tax losses carried forward, these restrictions are not expected to have a material impact on the recoverability of the net deferred tax assets. Swiss tax law allows for a seven-year carry-forward period for NOLs. A valuation allowance is still required on the deferred tax assets of two of the Group’s operating entities in Switzerland.
Tax benefits associated with share-based compensation
in	2021	2020	2019
Tax benefits (CHF million)
Tax benefits recorded in the consolidated statements of operations [1]	234	264	263
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

Reconciliation of gross unrecognized tax benefits
	2021	2020	2019
Movements in gross unrecognized tax benefits (CHF million)
Balance at beginning of period	382	595	574
Increases in unrecognized tax benefits as a result of tax positions taken during a prior period	23	14	27
Decreases in unrecognized tax benefits as a result of tax positions taken during a prior period	(35)	(249)	(64)
Increases in unrecognized tax benefits as a result of tax positions taken during the current period	54	90	105
Decreases in unrecognized tax benefits relating to settlements with tax authorities	0	(3)	0
Reductions to unrecognized tax benefits as a result of a lapse of the applicable statute of limitations	(6)	(17)	(35)
Other (including foreign currency translation)	7	(48)	(12)
Balance at end of period	425	382	595
of which, if recognized, would affect the effective tax rate	425	382	595
Interest and penalties
in	2021	2020	2019
Interest and penalties (CHF million)
Interest and penalties recognized in the consolidated statements of operations	3	(16)	(10)
Interest and penalties recognized in the consolidated balance sheets	64	61	77
Interest and penalties are reported as tax expense. The Group is currently subject to ongoing tax audits, inquiries and litigation with the tax authorities in a number of jurisdictions, including Brazil, the Netherlands, Switzerland, the US and the UK. Although the timing of completion is uncertain, it is reasonably possible that some of these will be resolved within 12 months of the reporting date. It is reasonably possible that there will be a decrease of between zero and CHF 190 million in unrecognized tax benefits within 12 months of the reporting date.
The Group remains open to examination from federal, state, provincial or similar local jurisdictions from the following years onward in these major countries: Switzerland – 2019 (federal and Zurich cantonal level); Brazil – 2016; the UK – 2012; the Netherlands – 2011 and the US – 2010.

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
The following tables show the compensation expense for deferred compensation awards granted in 2021 and prior years that was recognized in the consolidated statements of operations during 2021, 2020 and 2019, the total shares delivered, the estimated unrecognized compensation expense for deferred compensation awards granted in 2021 and prior years outstanding as of December 31, 2021 and the remaining requisite service period over which the estimated unrecognized compensation expense will be recognized. The estimated unrecognized compensation expense was based on the fair value of each award on the grant date and included the current estimated outcome of relevant performance criteria and estimated future forfeitures but no estimate for future mark-to-market adjustments. The recognition of compensation expense for the deferred compensation awards granted in February 2022 began in 2022 and thus had no impact on the 2021 consolidated financial statements.
Deferred compensation awards for 2021
In February 2022, the Group granted share awards, performance share awards and Contingent Capital Awards (CCA) as deferred compensation. Deferred compensation was awarded to employees with total compensation of CHF/USD 250,000 or the local currency equivalent or higher.
Deferred compensation expense
in	2021	2020	2019
Deferred compensation expense (CHF million)
Share awards	482	573	589
Performance share awards	290	448	438
Contingent Capital Awards	202	255	308
Cash awards	350	398	420
Retention awards	123	43	22
Total deferred compensation expense	1,447	1,717	1,777

Total shares delivered (million)
Total shares delivered	58.5	50.7	41.8
Contingent Capital share awards are included in the category Share awards, and Capital Opportunity Facility awards are included in the category Cash awards. Prior periods have been reclassified to conform to the current presentation.

Estimated unrecognized deferred compensation
end of	2021
Estimated unrecognized compensation expense (CHF million)
Share awards	349
Performance share awards	146
Contingent Capital Awards	134
Cash awards	223
Retention awards	284
Total	1,136

Aggregate remaining weighted-average requisite service period (years)
Aggregate remaining weighted-average requisite service period	1.4
Does not include the estimated unrecognized compensation expense relating to grants made in 2022 for 2021.
Share awards
Share awards granted in February 2022 are similar to those granted in February 2021. Each share award granted entitles the holder of the award to receive one Group share, subject to service conditions. Share awards vest over three years with one third of the share awards vesting on each of the three anniversaries of the grant date (ratable vesting), with the exception of awards granted to individuals classified as material risk takers (MRTs), risk manager MRTs or senior managers or equivalents under the EU or UK Capital Requirements Directive V related provisions. As of February 2022, share awards granted to MRTs vest over four years with one quarter of the award vesting on each of the four anniversaries of the grant date. Share awards granted to risk manager MRTs vest over five years with one fifth of the award vesting on each of the five anniversaries of the grant date. Share awards granted to senior managers vest over seven years, with one fifth of the award vesting on each of the third to seventh anniversaries of the grant date. Share awards are expensed over the service period of the awards. The value of the share awards is solely dependent on the Group share price at the time of delivery.

The Group’s share awards include other awards, such as blocked shares and special awards, which may be granted to new employees. Other share awards entitle the holder to receive one Group share and are generally subject to continued employment with the Group, contain restrictive covenants and cancellation provisions and generally vest between zero and five years.
On February 11, 2022, the Group granted 27.7 million share awards with a total value of CHF 216 million. The estimated unrecognized compensation expense of CHF 224 million was determined based on the fair value of the awards on the grant date, includes the current estimated future forfeitures and will be recognized over the vesting period, subject to early retirement rules. The majority of share awards granted include the right to receive dividend equivalents on vested shares.
The number of share awards granted to employees was generally determined by dividing the deferred component of variable compensation being granted as share awards by the average price of a Group share over the ten consecutive trading days which ended on February 24, 2022. The fair value of each share award was CHF 8.61, the Group share price on the grant date.
Share awards granted for previous years
For compensation year	2021	2020	2019
Shares awarded (million)	27.7	44.6	57.9
Value of shares awarded (CHF million)	216	592	626
Fair value of each share awarded (CHF) [1]	8.61	12.59	10.81
1 Based on the Group’s share price on the grant date.
In order to comply with Capital Requirements Directive V requirements and other applicable remuneration regulations, employees who hold key roles in respect of certain Group subsidiaries receive shares that are subject to transfer restrictions for 50% of the amount that would have been paid to them in cash. These shares are vested at the time of grant but remain blocked, that is, subject to transfer restrictions, for either six months or one year from the date of grant, depending on the location.
On February 11, 2022, the Group granted 5.0 million blocked shares with a total value of CHF 41 million that vested immediately upon grant, have no future service requirements and were attributed to services performed in 2021.
Blocked share awards granted for previous years
For compensation year	2021	2020	2019
Blocked shares awarded (million)	5.0	2.6	3.2
Value of shares awarded (CHF million)	41	35	37
Share award activities
	2021		2020		2019
	Number of share awards in million	Weighted- average grant-date fair value in CHF	Number of share awards in million	Weighted- average grant-date fair value in CHF	Number of share awards in million	Weighted- average grant-date fair value in CHF
Share awards
Balance at beginning of period	126.3	11.86	110.5	13.46	83.2	16.15
Granted	86.4	11.17	69.1	10.61	69.3	11.68
Settled	(53.3)	12.44	(47.9)	13.76	(36.9)	16.15
Forfeited	(15.6)	11.52	(5.4)	11.72	(5.1)	13.83
Balance at end of period	143.8	11.27	126.3	11.86	110.5	13.46
of which vested	13.1	–	13.5	–	11.9	–
of which unvested	130.7	–	112.8	–	98.6	–

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
Performance share awards are subject to a downward adjustment in the event of a divisional loss by the division in which the employees worked as of December 31, 2021, or a negative ROE of the Group, whichever results in a larger adjustment. For employees in corporate functions and the Asset Resolution Unit, the downward adjustment only applies in the event of a negative ROE of the Group and is not linked to the performance of the divisions. The basis for the ROE calculation may vary from year to year, depending on the Compensation Committee’s determination for the year in which the performance shares are granted. A downward adjustment has been applied to outstanding performance share awards, reflecting the full year divisional loss in the Investment Bank for 2021.
On February 11, 2022, the Group granted 19.4 million performance share awards with a total value of CHF 161 million. The estimated unrecognized compensation expense of CHF 156 million was determined based on the fair value of the awards on the grant date, includes the current estimated outcome of the relevant performance criteria and estimated future forfeitures and will be recognized over the vesting period, subject to early retirement rules. The majority of performance share awards granted include the right to receive dividend equivalents on vested shares.
The number of performance share awards granted to employees was generally determined by dividing the deferred component of variable compensation being granted as performance share awards by the average price of a Group share over the ten consecutive trading days which ended on February 24, 2022. The fair value of each performance share award was CHF 8.61, the Group share price on the grant date.
Performance share awards granted for previous years
For compensation year	2021	2020	2019
Performance shares awarded (million)	19.4	37.8	50.7
Value of performance shares awarded (CHF million)	161	493	553
Fair value of each performance share awarded (CHF) [1]	8.61	12.59	10.81
1 Based on the Group’s share price on the grant date.
Performance share award activities
	2021		2020		2019
	Number of performance share awards in million	Weighted- average grant-date fair value in CHF	Number of performance share awards in million	Weighted- average grant-date fair value in CHF	Number of performance share awards in million	Weighted- average grant-date fair value in CHF
Performance share awards
Balance at beginning of period	91.7	11.66	72.4	13.38	51.7	16.33
Granted	28.5	12.70	50.9	10.63	45.4	11.60
Settled	(34.5)	12.50	(29.0)	14.13	(22.8)	16.51
Forfeited	(8.5)	11.78	(2.6)	11.62	(1.9)	13.67
Balance at end of period	77.2	11.66	91.7	11.66	72.4	13.38
of which vested	11.2	–	10.4	–	6.7	–
of which unvested	66.0	–	81.3	–	65.7	–

Contingent Capital Awards
CCA were granted in February 2022, 2021 and 2020 to managing directors and directors as part of the 2021, 2020 and 2019 deferred variable compensation and have rights and risks similar to those of certain contingent capital instruments issued by the Group in the market. CCA are scheduled to vest on the third anniversary of the grant date, other than those granted to individuals classified as MRTs, risk manager MRTs or senior managers or equivalents under the EU or UK Capital Requirements Directive V related provisions. As of February 2022, CCA granted to MRTs, risk manager MRTs and senior managers vest on the fourth, fifth and seventh anniversaries of the grant date, respectively. CCA awards will be expensed over the vesting period. CCA generally provide a conditional right to receive semi-annual cash payments of interest equivalents until settled, with rates being dependent upon the vesting period and currency of denomination. CCA granted in 2022, 2021 and 2020 that vest four, five or seven years from the date of grant are not eligible for semi-annual cash payments of interest equivalents. CCA granted to certain regulated employees that vest over three years are not eligible for semi-annual cash payments of interest equivalents.
■ CCA granted in 2022, 2021 and 2020 that are denominated in US dollars and vest three years from the date of grant receive interest equivalents at a rate of 4.18%, 3.60% and 4.08% respectively, per annum plus the daily compounded (spread exclusive) US dollar Secured Overnight Financing Rate (SOFR);
■ CCA granted in 2022, 2021 and 2020 that are denominated in Swiss francs and vest three years from the date of grant receive interest equivalents at a rate of 3.44%, 3.06% and 3.36% respectively, per annum plus the daily compounded (spread exclusive) Swiss franc Swiss Average Rate Overnight (SARON); and
■ The semi-annual interest equivalent cash payment calculation cycle up to February 2021, was based on the six-month US dollar London Interbank Offered Rate (LIBOR) for CCA denominated in US dollars and the six-month Swiss franc LIBOR for CCA denominated in Swiss francs.
The rates were set in line with market conditions at the time of grant and existing high-trigger and low-trigger contingent capital instruments that the Group has issued. For CCA granted in February 2022, employees who received compensation in Swiss francs received CCA denominated in Swiss francs and all other employees received CCA denominated in US dollars.
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
On February 11, 2022, the Group awarded CHF 75 million of CCA that will be expensed over the vesting period. The estimated unrecognized compensation expense of CHF 72 million was determined based on the fair value of the awards on the grant date, including the current estimated outcome of the relevant performance criteria and estimated future forfeitures. This will be recognized over the vesting period, subject to early retirement rules.
Contingent Capital Awards granted for previous years
For compensation year	2021	2020	2019
CCA awarded (CHF million)	75	253	268
Cash awards
Cash awards include certain special awards as well as voluntary deferred compensation plans and employee investment plans. For certain special awards, compensation expense was primarily driven by their vesting schedule; for other cash awards, compensation expense was driven by mark to market and performance adjustments, as the majority of the awards are fully vested.
Deferred fixed cash awards
The Group granted deferred fixed cash compensation during 2021, 2020 and 2019 of CHF 259 million, CHF 120 million and CHF 108 million, respectively, to certain employees in the Americas. This compensation has been expensed in the Investment Bank and Asset Management divisions over a three-year vesting period from the grant date. Amortization of this compensation in 2021 totaled CHF 147 million, of which CHF 115 million was related to awards granted in 2021.
Upfront cash awards
In February 2022, certain managing directors and directors were granted CHF 799 million of upfront cash awards as part of their 2021 variable compensation. During 2021 and 2020, the Group granted upfront cash awards of CHF 59 million and CHF 146 million, respectively. These awards are subject to repayment (clawback) by the employee in the event of voluntary resignation, termination for cause or in connection with other specified events or conditions within three years of the award grant. The amount subject to repayment is reduced in equal monthly installments during the three-year period following the grant date. The expense recognition will occur over the three-year vesting period, subject to service conditions. Amortization of this compensation in 2021 totaled CHF 80 million, of which CHF 31 million was related to awards granted in 2021.

Retention awards
The Group granted deferred cash and share retention awards during 2021 of CHF 395 million, mainly in the Investment Bank and International Wealth Management divisions. During 2020 and 2019, the Group granted deferred cash and share retention awards of CHF 40 million and CHF 40 million, respectively. These awards are expensed over the applicable vesting period from the grant date. Amortization of these awards in 2021 totaled CHF 123 million, of which CHF 103 million was related to awards granted in 2021.
Strategic Delivery Plan
In February 2022, the Group granted 62.5 million Strategic Delivery Plan (SDP) deferred share-based awards with a total value of CHF 497 million to most Managing Directors and Directors to incentivize the longer-term delivery of the Group’s strategic plan. The SDP awards are subject to service conditions and performance-based metrics over the course of 2022-2024. SDP awards are scheduled to vest on the third anniversary of the grant date, with the exception of awards granted to individuals classified as MRTs, risk manager MRTs or senior managers or equivalents under the EU or UK Capital Requirements Directive V related provisions. SDP awards granted to MRTs vest in equal annual installments over two years, commencing on the third anniversary from the grant date. SDP awards granted to risk manager MRTs vest in equal annual installments over three years, while SDP awards granted to senior managers vest in equal annual installments over five years, both commencing on the third anniversary from the grant date. Prior to settlement, the principal amount of the SDP awards will be written down to zero and forfeited if any of the following triggering events exist at the end of 2022, 2023 or 2024:
■ The Group’s reported CET1 capital ratio below the FINMA-prescribed minimum + 50 basis points; or
■ The Group’s reported common equity tier 1 (CET1) leverage ratio falls below 3.7%.
In addition, the Compensation Committee will review and assess the overall success of the delivery of the strategic plan at a Group level over the three-year period (2022-2024) and may increase the SDP awards up to a maximum of 50% of the initial award amount. Half of the potential uplift would be granted if a pre-determined average Group return on tangible equity threshold is achieved, measured over the key strategic implementation years 2023 and 2024. The other half of the uplift may be awarded based on the Compensation Committee’s assessment of risk management and other strategic non-financial achievements.
The estimated unrecognized compensation expense of CHF 504 million was determined based on the fair value of the awards on the grant date, includes the current estimated future forfeitures, excludes any potential uplift and will be recognized over the vesting period, subject to early retirement rules.
The number of SDP awards granted to employees was generally determined by dividing the deferred component of variable compensation being granted as SDP awards by the average price of a Group share over the ten consecutive trading days which ended on February 24, 2022. The fair value of each SDP award was CHF 8.61, the Group share price on the grant date. The majority of SDP awards granted include the right to receive dividend equivalents on vested shares.
Delivered shares
The Group fully covered its share delivery obligations through market purchases in 2021, 2020 and 2019.
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
Banking relationships
The Group is a global financial services provider. Many of the members of the Executive Board and the Board of Directors, their close family members or companies associated with them maintain banking relationships with the Group. The Group or any of its banking subsidiaries may from time to time enter into financing and other banking agreements with companies in which current members of the Executive Board or the Board of Directors have a significant influence as defined by the SEC, such as holding executive and/or board level roles in these companies. With the exception of the transactions described below, relationships with members of the Executive Board or the Board of Directors and such companies are in the ordinary course of business and are entered into on an arm’s length basis. Also, unless otherwise noted, all loans to members of the Executive Board, members of the Board of Directors, their close family members or companies associated with them were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and did not involve more than the normal risk of collectability or present other unfavorable features. As of December 31, 2021, 2020 and 2019, there were no loan exposures to such related parties that were not made in the ordinary course of business and at prevailing market conditions.
Related party loans
Executive Board and Board of Directors loans
The majority of loans outstanding to members of the Executive Board and the Board of Directors are mortgages or loans against securities.
All mortgage loans to members of the Executive Board are granted either with variable or fixed interest rates over a certain period. Typically, mortgages are granted for periods of up to ten years. Interest rates applied are based on refinancing costs plus a margin, and interest rates and other terms are consistent with those applicable to other employees. Loans against securities are granted at interest rates and on terms applicable to such loans granted to other employees. The same credit approval and risk assessment procedures apply to members of the Executive Board as for other employees. The highest loan outstanding to an Executive Board member was CHF 4 million to Ulrich Körner as of December 31, 2021.
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
Executive Board and Board of Directors loans
in	2021		2020	2019
Executive Board loans (CHF million)
Balance at beginning of period	13	[1]	32	33
Additions	8		5	13
Reductions	(4)		(24)	(14)
Balance at end of period	17	[1]	13	32
Board of Directors loans (CHF million)
Balance at beginning of period	9	[2]	9	10
Additions	2		0	3
Reductions	(4)		0	(4)
Balance at end of period	7	[2]	9	9
1 The number of individuals with outstanding loans was four at the beginning of the year and seven at the end of the year.
2 The number of individuals with outstanding loans was three at the beginning and the end of the year.
Equity method investees loans
The Group or its subsidiaries grant loans to equity method investees in the normal course of business.
> Refer to “Note 41 – Significant subsidiaries and equity method investments” for a list of equity method investments.
Loans made by the Group or any subsidiaries to equity method investees
in	2021	2020	2019
Loans to equity method investees (CHF million)
Balance at beginning of period	414	299	253
Net borrowings/(repayments)	(36)	115	46
Balance at end of period	378	414	299
Liabilities due to own pension plans
Liabilities due to the Group’s own defined benefit pension plans as of December 31, 2021 and 2020 of CHF 331 million and CHF 643 million, respectively, were reflected in various liability accounts in the Group’s consolidated balance sheets.

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
The Group contributes to various defined contribution pension plans primarily in Switzerland, the US and the UK as well as other countries throughout the world. During 2021, 2020 and 2019, the Group contributed to these plans and recognized as expense CHF 263 million, CHF 299 million and CHF 167 million, respectively. This includes expenses of CHF 100 million and CHF 143 million in 2021 and 2020, respectively, related to the Swiss defined contribution pension plan which took effect on January 1, 2020. Contributions to the Swiss defined contribution plan are made by employees and the Group. Assets from this plan are paid out as a lump sum on retirement.
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
Swiss pension plan
The Group’s most significant defined benefit pension plan, the Credit Suisse Swiss Pension Plan (Swiss pension plan), is located and covers its employees in Switzerland and is set up as a trust domiciled in Zurich. The Swiss pension plan provides benefits in the event of retirement, death and disability and meets or exceeds the minimum benefits required under the Swiss Federal Law on Occupational Retirement, Survivors’ and Disability Pension Plans (BVG). Benefits in the Swiss pension plan are determined on the basis of the accumulated employer and employee contributions and accumulated interest credited. The Swiss pension plan is treated as a defined benefit plan under US GAAP, mainly due to a guaranteed minimum return on contributions and guaranteed payment of lifetime pensions. As of December 31, 2021 and 2020, the Swiss pension plan comprised 64% and 66%, respectively, of all the Group’s employees participating in defined benefit plans, 84% and 81%, respectively, of the fair value of plan assets, and 84% and 82%, respectively, of the pension benefit obligation of the Group’s defined benefit plans.
Employee contributions in the savings section depend on their age and are determined as a percentage of the pensionable salary. The employees can select between three different levels of contributions which vary between 5% and 14% depending on their age. The Group’s contribution varies between 7.5% and 25% of the pensionable salary depending on the employee’s age.
The Swiss Federal council sets the minimum statutory interest rate on savings balances on an annual basis that applies to the BVG minimum pensionable salary (1.0% as of January 1, 2022 and 2021). The statutory interest rate on savings balances does not apply to extra mandatory benefits. The Board of Trustees of the Swiss pension fund sets the interest rate to be applied on the accumulated savings balance on an annual basis.
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

Components of net periodic benefit costs
	Defined benefit pension plans						Other post-retirement defined benefit plan
	Switzerland			International			International
in	2021	2020	2019	2021	2020	2019	2021	2020	2019
Net periodic benefit costs (CHF million)
Service costs on benefit obligation	224	203	256	16	15	14	0	0	0
Interest costs on benefit obligation	10	20	52	51	68	90	2	4	6
Expected return on plan assets	(421)	(352)	(394)	(65)	(85)	(108)	0	0	0
Amortization of recognized prior service cost/(credit)	(121)	(167)	(155)	1	1	1	0	0	0
Amortization of recognized actuarial losses/(gains)	355	334	293	14	13	19	1	1	3
Settlement losses/(gains)	10	8	41	8	(1)	0	0	0	0
Curtailment losses/(gains)	2	(10)	0	0	0	0	0	0	0
Special termination benefits	16	8	14	0	0	0	0	0	0
Net periodic benefit costs/(credits)	75	44	107	25	11	16	3	5	9
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
Service costs on benefit obligation reflected in compensation and benefits – other for 2021, 2020 and 2019 were CHF 240 million, CHF 218 million and CHF 270 million, respectively.
As part of its strategic plan, the Group has launched a number of cost efficiency measures, including headcount reduction. This resulted in curtailment losses of CHF 2 million in 2021 and curtailment gains of CHF 10 million in 2020. Additional costs of CHF 10 million, CHF 8 million and CHF 41 million in 2021, 2020 and 2019, respectively, related to the settlement of the pension obligation for employees in Switzerland whose employment has effectively been terminated or who have left the Group due to a sale of their business. Special termination benefit costs of CHF 16 million, CHF 8 million and CHF 14 million have been recognized in 2021, 2020 and 2019, respectively, relating to early retirements in Switzerland in the context of the cost efficiency measures.
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
US GAAP requires an employer to recognize the funded status of the defined benefit pension and other post-retirement defined benefit plans on the balance sheet. The funded status of these plans is determined as the difference between the fair value of plan assets and the PBO. The funded status may vary from year to year due to changes in the fair value of plan assets and variations of the PBO following changes in the underlying assumptions and membership data used to determine the PBO. In 2021 and 2020, the curtailments, settlements and special termination benefits in Switzerland, which impacted the PBO, related to the headcount reduction in the context of the cost efficiency measures.

Obligations and funded status of the plans
	Defined benefit pension plans				Other post-retirement defined benefit plan
	Switzerland		International		International
in / end of	2021	2020	2021	2020	2021	2020
PBO (CHF million) [1]
Beginning of the measurement period	16,102	15,979	3,482	3,325	156	164
Plan participant contributions	146	143	0	0	0	0
Service cost	224	203	16	15	0	0
Interest cost	10	20	51	68	2	4
Plan amendments	0	0	(4)	5	0	0
Settlements	(48)	(28)	(448)	(23)	0	0
Curtailments	8	(17)	0	0	0	0
Special termination benefits	16	8	0	0	0	0
Actuarial losses/(gains)	321	857	(100)	456	(14)	13
Benefit payments	(724)	(1,063)	(66)	(156)	(10)	(11)
Exchange rate losses/(gains)	0	0	101	(208)	6	(14)
End of the measurement period	16,055	16,102	3,032	3,482	140	156
Fair value of plan assets (CHF million)
Beginning of the measurement period	18,000	17,790	4,212	4,111	0	0
Actual return on plan assets	1,610	860	(45)	476	0	0
Employer contributions	312	298	17	61	10	11
Plan participant contributions	146	143	0	0	0	0
Settlements	(48)	(28)	(448)	(23)	0	0
Benefit payments	(724)	(1,063)	(66)	(156)	(10)	(11)
Exchange rate gains/(losses)	0	0	132	(257)	0	0
End of the measurement period	19,296	18,000	3,802	4,212	0	0
Funded status recognized (CHF million)
Funded status of the plan – overfunded/(underfunded)	3,241	1,898	770	730	(140)	(156)
Funded status recognized in the consolidated balance sheet as of December 31	3,241	1,898	770	730	(140)	(156)
Total amount recognized (CHF million)
Noncurrent assets	3,241	1,898	974	975	0	0
Current liabilities	0	0	(7)	(8)	(10)	(11)
Noncurrent liabilities	0	0	(197)	(237)	(130)	(145)
Net amount recognized in the consolidated balance sheet as of December 31	3,241	1,898	770	730	(140)	(156)
ABO (CHF million) [2]
End of the measurement period	15,275	15,637	3,001	3,449	140	156
1 Including estimated future salary increases.
2 Excluding estimated future salary increases.
The net amount recognized in the consolidated balance sheets as of December 31, 2021 and 2020 for the defined benefit pension plans was an overfunding of CHF 4,011 million and CHF 2,628 million, respectively.
The remeasurement gain on the Swiss pension plan recorded as of December 31, 2021 consisted of gains on the asset portfolio of CHF 1,189 million, partially offset by losses on the PBO of CHF 321 million due to changes in financial and demographic assumptions, primarily an increase in the interest rate on savings balances. The remeasurement loss on the Swiss pension plan recorded as of December 31, 2020 consisted of losses on the PBO of CHF 857 million due to changes in financial and demographic assumptions, primarily a decrease in the discount rate, an increase in the interest rate on savings balances and updates on the membership data, partially offset by gains on the asset portfolio of CHF 508 million.
The remeasurement loss on the international pension plans recorded as of December 31, 2021 consisted of losses on the asset portfolio of CHF 110 million, partially offset by gains on the PBO of CHF 100 million due to changes in financial and demographic assumptions, primarily an increase in the discount rate and updates on the membership data. The remeasurement loss on the international pension plans recorded as of December 31, 2020 consisted of losses on the PBO of CHF 456 million due to changes in financial and demographic assumptions, primarily a decrease in the discount rate and updates on the membership data, partially offset by gains on the asset portfolio of CHF 391 million.

The settlements of CHF 448 million on the international plans recorded as of December 31, 2021 mainly related to settlements in the UK, reflecting an enhanced transfer value exercise, and settlements in the US, reflecting a partial sale of pension obligations sold to a third party insurer.
No special contributions were made in 2021. In 2020, there was a special cash contribution made to the defined benefit pension plan in the US of CHF 43 million. In 2022, the Group expects to contribute CHF 258 million to the Swiss pension plan, CHF 16 million to the international defined benefit pension plans and CHF 10 million to other post-retirement defined benefit plans.
PBO or ABO in excess of plan assets
The following table shows the aggregate PBO and ABO, as well as the aggregate fair value of plan assets for those plans with PBO in excess of plan assets and those plans with ABO in excess of plan assets as of December 31, 2021 and 2020, respectively.
Defined benefit pension plans in which PBO or ABO exceeded plan assets
	International
	PBO exceeds fair value of plan assets		ABO exceeds fair value of plan assets
December 31	2021	2020	2021	2020
PBO/ABO exceeded plan assets (CHF million)
PBO	412	1,404	403	1,393
ABO	387	1,377	380	1,369
Fair value of plan assets	208	1,159	200	1,150
There were no defined benefit pension plans in Switzerland in which the PBO or the ABO exceeded the plan assets.
Amounts recognized in AOCI and OCI
The following table shows the actuarial gains/(losses), the prior service credits/(costs) and the cumulative effect of accounting changes, which were recorded in AOCI and subsequently recognized as components of net periodic benefit costs.
Amounts recognized in AOCI, net of tax
	Defined benefit pension plans		Other post-retirement defined benefit plan		Total
end of	2021	2020	2021	2020	2021	2020
Amounts recognized in AOCI (CHF million)
Actuarial gains/(losses)	(2,678)	(3,688)	(27)	(39)	(2,705)	(3,727)
Prior service credits/(costs)	362	453	3	3	365	456
Total	(2,316)	(3,235)	(24)	(36)	(2,340)	(3,271)
The following table shows the changes in OCI due to actuarial gains/(losses), the prior service credits/(costs) recognized in AOCI during 2021 and 2020, the amortization of the aforementioned items as components of net periodic benefit costs for these periods and the cumulative effect of accounting changes.

Amounts recognized in OCI
	Defined benefit pension plans			Other post-retirement defined benefit plan
in	Gross	Tax	Net	Gross	Tax	Net	Total net
2021 (CHF million)
Actuarial gains/(losses)	858	(153)	705	14	(3)	11	716
Prior service credits/(costs)	4	(1)	3	0	0	0	3
Amortization of actuarial losses/(gains)	369	(67)	302	1	0	1	303
Amortization of prior service costs/(credits)	(120)	23	(97)	0	0	0	(97)
Immediate recognition due to curtailment/settlement	11	(5)	6	0	0	0	6
Total	1,122	(203)	919	15	(3)	12	931
2020 (CHF million)
Actuarial gains/(losses)	(414)	83	(331)	(13)	3	(10)	(341)
Prior service credits/(costs)	(5)	0	(5)	0	0	0	(5)
Amortization of actuarial losses/(gains)	347	(64)	283	1	0	1	284
Amortization of prior service costs/(credits)	(166)	31	(135)	0	0	0	(135)
Immediate recognition due to curtailment/settlement	14	(2)	12	0	0	0	12
Total	(224)	48	(176)	(12)	3	(9)	(185)
Assumptions
The measurement of both the net periodic benefit costs and the benefit obligation is determined using explicit assumptions, each of which individually represents the best estimate of a particular future event.
Weighted-average assumptions used to determine net periodic benefit costs and benefit obligation
	Defined benefit pension plans						Other post-retirement defined benefit plan
	Switzerland			International			International
December 31	2021	2020	2019	2021	2020	2019	2021	2020	2019
Net periodic benefit cost (%)
Discount rate - service costs	0.63	0.69	1.19	3.22	3.04	3.28	–	–	4.38
Discount rate - interest costs	0.06	0.13	0.57	1.62	2.39	3.28	1.74	2.77	3.95
Salary increases	1.50	1.50	0.75	2.98	2.84	2.92	–	–	–
Interest rate on savings balances	1.25	0.45	1.03	–	–	–	–	–	–
Expected long-term rate of return on plan assets	2.50	2.10	2.40	1.79	2.37	3.00	–	–	–
Benefit obligation (%)
Discount rate	0.56	0.40	0.45	2.15	1.67	2.38	2.89	2.55	3.23
Salary increases	1.50	1.50	1.50	3.33	2.98	2.84	–	–	–
Interest rate on savings balances	1.50	1.25	0.45	–	–	–	–	–	–
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
Mortality tables and life expectancies for major plans
			Life expectancy at age 65 for a male member currently				Life expectancy at age 65 for a female member currently
			aged 65		aged 45		aged 65		aged 45
December 31			2021	2020	2021	2020	2021	2020	2021	2020
Life expectancy (years)
Switzerland	BVG 2020 tables	[1]	21.7	21.7	23.3	23.3	23.4	23.7	25.0	25.3
UK	SAPS S3 light tables	[2]	23.5	23.3	24.7	24.9	25.0	24.5	26.4	26.3
US	Pri-2012 mortality tables	[3]	20.6	21.1	21.8	22.3	22.5	22.8	23.7	23.9
1 The BVG 2020 tables were used, which included final 2018 CMI projections, with a long-term rate of improvement of 1.25% per annum.
2 102% of Self-Administered Pension Scheme (SAPS) S3 light tables were used, which included final CMI projections, with a long-term rate of improvement of 1.25% per annum.
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
The following table provides an overview of the assumed health care cost trend rates.
Health care cost trend rates
in / end of	2021	2020	2019
Health care cost trend rate (%)
Annual weighted-average health care cost trend rate [1]	6.5	7.0	8.0
1 The annual health care cost trend rate is assumed to decrease gradually to achieve the long-term health care cost trend rate of 4.5% by 2030.
The annual health care cost trend rate used to determine the net periodic defined benefit costs for 2022 is 6.5%.
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
As of December 31, 2021 and 2020, the total fair value of Group debt securities included in plan assets of the Group’s defined benefit pension plans was CHF 5 million and CHF 0 million, respectively, and the total fair value of Group equity securities and options was CHF 3 million and CHF 77 million, respectively.
Fair value hierarchy of plan assets
> Refer to “Fair value measurement” in Note 36 – Financial instruments for discussion of the fair value hierarchy.
Fair value of plan assets
The following tables present the plan assets measured at fair value on a recurring basis as of December 31, 2021 and 2020 for the Group’s defined benefit pension plans.

Plan assets measured at fair value on a recurring basis
end of	2021						2020
	Level 1	Level 2		Level 3	Assets measured at net asset value per share	Total	Level 1	Level 2		Level 3	Assets measured at net asset value per share	Total
Plan assets at fair value (CHF million)
Cash and cash equivalents	313	0		0	0	313	458	0		0	0	458
Debt securities	0	6,315		0	469	6,784	0	5,446		0	438	5,884
of which corporates	0	6,315		0	469	6,784	0	5,446	[1]	0	438	5,884
Equity securities	0	5,264		0	0	5,264	71	5,249	[1]	0	0	5,320
Real estate	0	2,040		1,514	0	3,554	0	1,795		1,444	0	3,239
of which direct	0	0		1,514	0	1,514	0	0		1,444	0	1,444
of which indirect	0	2,040		0	0	2,040	0	1,795		0	0	1,795
Alternative investments	491	327		0	2,563	3,381	433	514		0	2,152	3,099
of which private equity	0	0		0	2,431	2,431	0	0		0	1,794	1,794
of which hedge funds	0	221		0	0	221	0	413		0	1	414
of which other	491	106		0	132	729	433	101		0	357	891
Switzerland	804	13,946		1,514	3,032	19,296	962	13,004		1,444	2,590	18,000
Cash and cash equivalents	9	101		0	0	110	17	247		0	0	264
Debt securities	2,328	769		0	434	3,531	2,169	1,222		0	422	3,813
of which governments	2,328	4		0	0	2,332	2,169	7		0	0	2,176
of which corporates	0	765		0	434	1,199	0	1,215	[1]	0	422	1,637
Equity securities	0	44		0	57	101	0	33	[1]	0	52	85
Real estate – indirect	0	0		0	0	0	0	0		0	20	20
Alternative investments	0	(27)		0	0	(27)	0	(47)		0	0	(47)
of which hedge funds	0	0		0	0	0	0	0		0	0	0
of which other	0	(27)	[2]	0	0	(27)	0	(47)	[2]	0	0	(47)
Other investments	0	87		0	0	87	0	77		0	0	77
International	2,337	974		0	491	3,802	2,186	1,532		0	494	4,212
Total plan assets at fair value	3,141	14,920		1,514	3,523	23,098	3,148	14,536		1,444	3,084	22,212
The Swiss pension fund uses exchange-traded futures to manage the economic exposure of the portfolio. Under US GAAP, these futures are not carried at fair value as they are settled on a daily basis and are considered brokerage receivables and payables. Consequently, they are excluded from this table. These futures increased/(decreased) the economic exposure to cash and cash equivalents by CHF (59) million and CHF 462 million in 2021 and 2020, respectively, increased the economic exposure to debt securities – corporate bonds by CHF 245 million in 2021 and decreased the economic exposure to equity securities by CHF 186 million and CHF 462 million in 2021 and 2020, respectively.

1 Prior period has been revised to reclassify the leveling of certain plan assets.
2 Primarily related to derivative instruments.
Plan assets measured at fair value on a recurring basis for level 3
				Actual return on plan assets
	Balance at beginning of period	Transfers in	Transfers out	On assets still held at reporting date	On assets sold during the period	Purchases, sales, settlements	Foreign currency translation impact	Balance at end of period
2021 (CHF million)
Real estate	1,444	0	0	65	0	5	0	1,514
of which direct	1,444	0	0	65	0	5	0	1,514
Total plan assets at fair value	1,444	0	0	65	0	5	0	1,514
of which Switzerland	1,444	0	0	65	0	5	0	1,514
2020 (CHF million)
Real estate	1,351	0	0	69	0	24	0	1,444
of which direct	1,351	0	0	69	0	24	0	1,444
Total plan assets at fair value	1,351	0	0	69	0	24	0	1,444
of which Switzerland	1,351	0	0	69	0	24	0	1,444

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
Plan asset allocation
	Switzerland		International
December 31	2021	2020	2021	2020
Weighted-average (%)
Cash and cash equivalents	1.6	2.5	2.9	6.3
Debt securities	35.2	32.7	92.9	90.5
Equity securities	27.3	29.6	2.6	2.0
Real estate	18.4	18.0	0.0	0.5
Alternative investments	17.5	17.2	(0.7)	(1.1)
Insurance	0.0	0.0	2.3	1.8
Total	100.0	100.0	100.0	100.0
The following table shows the target plan asset allocation for 2022 in accordance with the Group’s investment strategy. The target plan asset allocation is used to determine the expected return on plan assets to be considered in the net periodic benefit costs for 2022.

2022 target plan asset allocation
	Switzerland	International
Weighted-average (%)
Cash and cash equivalents	7.0	0.3
Debt securities	32.0	93.4
Equity securities	25.0	2.2
Real estate	21.0	0.6
Alternative investments	15.0	1.2
Insurance	0.0	2.3
Total	100.0	100.0
Estimated future benefit payments
The following table shows the estimated future benefit payments for defined benefit pension and other post-retirement defined benefit plans.
Estimated future benefit payments
	Defined benefit pension plans	Other post-retirement defined benefit plan
Payments (CHF million)
2022	987	10
2023	916	10
2024	914	10
2025	899	9
2026	904	9
For five years thereafter	4,485	34

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
Cash flow hedges
The Group hedges the variability in interest cash flows mainly on mortgages, loans and reverse repurchase agreements by using interest rate swaps to convert variable rate assets to fixed rates. Further, the Group uses foreign currency forwards to hedge the foreign currency risk associated with certain forecasted transactions. As of the end of 2021, the maximum length of time over which the Group hedged its exposure to the variability in future cash flows for forecasted transactions, excluding those forecasted transactions related to the payment of variable interest on existing financial instruments, was 12 months.
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
> Refer to “Note 36 – Financial instruments” for further information.
Fair value of derivative instruments
	Trading			Hedging			[1]
end of 2021	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)
Derivative instruments (CHF billion)
Forwards and forward rate agreements	1,736.0	0.9	0.9	0.0	0.0	0.0
Swaps	8,810.0	36.8	33.0	131.4	0.4	0.2
Options bought and sold (OTC)	779.0	11.5	10.9	0.0	0.0	0.0
Futures	144.5	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	71.6	0.1	0.0	0.0	0.0	0.0
Interest rate products	11,541.1	49.3	44.8	131.4	0.4	0.2
Forwards	1,052.9	7.6	8.2	21.1	0.1	0.1
Swaps	345.3	11.3	12.4	0.0	0.0	0.0
Options bought and sold (OTC)	174.9	2.0	2.2	0.0	0.0	0.0
Futures	10.3	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	1.6	0.0	0.0	0.0	0.0	0.0
Foreign exchange products	1,585.0	20.9	22.8	21.1	0.1	0.1
Forwards	0.9	0.1	0.0	0.0	0.0	0.0
Swaps	94.7	1.4	2.6	0.0	0.0	0.0
Options bought and sold (OTC)	243.9	11.1	12.5	0.0	0.0	0.0
Futures	46.3	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	535.8	22.9	21.5	0.0	0.0	0.0
Equity/index-related products	921.6	35.5	36.6	0.0	0.0	0.0
Credit derivatives [2]	506.8	5.0	6.3	0.0	0.0	0.0
Forwards	9.9	0.2	0.1	0.0	0.0	0.0
Swaps	12.0	1.1	0.4	0.0	0.0	0.0
Options bought and sold (OTC)	11.1	0.2	0.1	0.0	0.0	0.0
Futures	11.1	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	9.2	0.1	0.1	0.0	0.0	0.0
Other products [3]	53.3	1.6	0.7	0.0	0.0	0.0
Total derivative instruments	14,607.8	112.3	111.2	152.5	0.5	0.3
The notional amount, PRV and NRV (trading and hedging) was CHF 14,760.3 billion, CHF 112.8 billion and CHF 111.5 billion, respectively, as of December 31, 2021.
1 Relates to derivative contracts that qualify for hedge accounting under US GAAP.
2 Primarily credit default swaps.
3 Primarily precious metals, commodity and energy products.

Fair value of derivative instruments (continued)
	Trading				Hedging			[1]
end of 2020	Notional amount		Positive replacement value (PRV)	Negative replacement value (NRV)	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)
Derivative instruments (CHF billion)
Forwards and forward rate agreements	5,221.5		2.7	2.8	0.0	0.0	0.0
Swaps	8,087.8		53.5	50.2	126.1	0.9	0.1
Options bought and sold (OTC)	968.6		18.2	18.0	0.0	0.0	0.0
Futures	186.5		0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	90.9		0.5	0.6	0.0	0.0	0.0
Interest rate products	14,555.3	[2]	74.9	71.6	126.1	0.9	0.1
Forwards	928.4		10.1	11.8	13.9	0.1	0.1
Swaps	345.8		10.9	13.4	0.0	0.0	0.0
Options bought and sold (OTC)	185.9		3.4	3.7	0.0	0.0	0.0
Futures	8.8		0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	1.0		0.0	0.0	0.0	0.0	0.0
Foreign exchange products	1,469.9	[2]	24.4	28.9	13.9	0.1	0.1
Forwards	1.0		0.0	0.3	0.0	0.0	0.0
Swaps	167.6		4.3	8.8	0.0	0.0	0.0
Options bought and sold (OTC)	218.3		14.9	10.0	0.0	0.0	0.0
Futures	23.5		0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	454.0		20.0	20.7	0.0	0.0	0.0
Equity/index-related products	864.4		39.2	39.8	0.0	0.0	0.0
Credit derivatives [3]	467.8		4.9	6.0	0.0	0.0	0.0
Forwards	12.2		0.3	0.2	0.0	0.0	0.0
Swaps	9.8		1.1	0.5	0.0	0.0	0.0
Options bought and sold (OTC)	14.8		0.3	0.2	0.0	0.0	0.0
Futures	4.2		0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	11.6		0.1	0.1	0.0	0.0	0.0
Other products [4]	52.6		1.8	1.0	0.0	0.0	0.0
Total derivative instruments	17,410.0	[2]	145.2	147.3	140.0	1.0	0.2
The notional amount, PRV and NRV (trading and hedging) was CHF 17,550.0 billion, CHF 146.2 billion and CHF 147.5 billion, respectively, as of December 31, 2020.
1 Relates to derivative contracts that qualify for hedge accounting under US GAAP.
2 Prior period has been revised.
3 Primarily credit default swaps.
4 Primarily precious metals, commodity and energy products.
Gains or (losses) on fair value hedges
in	2021	2020	2019
Interest rate products (CHF million)
Hedged items [1]	1,673	(1,679)	(1,721)
Derivatives designated as hedging instruments [1]	(1,597)	1,564	1,550
The accrued interest on fair value hedges is recorded in net interest income and is excluded from this table.
1 Included in net interest income.

Hedged items in fair value hedges
	2021					2020
	Hedged items					Hedged items
end of	Carrying amount	Hedging adjustments	[1]	Discontinued hedges	[2]	Carrying amount	Hedging adjustments	[1]	Discontinued hedges	[2]
Assets (CHF billion)
Investment securities	0.8	0.0		0.0		0.4	0.0		0.0
Net loans	16.6	(0.2)		0.2		20.5	0.2		0.5
Liabilities (CHF billion)
Long-term debt	69.4	(0.2)		0.8		65.8	1.9		0.8
1 Relates to the cumulative amount of fair value hedging adjustments included in the carrying amount.
2 Relates to the cumulative amount of fair value hedging adjustments remaining for any hedged items for which hedge accounting has been discontinued.
Cash flow hedges
in	2021	2020	2019
Interest rate products (CHF million)
Gains/(losses) recognized in AOCI on derivatives	(314)	134	85
Gains/(losses) reclassified from AOCI into interest and dividend income	7	(70)	3
Foreign exchange products (CHF million)
Gains/(losses) recognized in AOCI on derivatives	(9)	(33)	4
Trading revenues	0	(30)	(7)
Other revenues	0	0	(4)
Total other operating expenses	34	(2)	(16)
Gains/(losses) reclassified from AOCI into income	34	(32)	(27)
Gains/(losses) excluded from the assessment of effectiveness reported in trading revenues [1]	0	1	(20)
1 Related to the forward points of a foreign currency forward.
The net loss associated with cash flow hedges expected to be reclassified from AOCI within the next 12 months was CHF 17 million.
Net investment hedges
in	2021	2020	2019
Foreign exchange products (CHF million)
Gains/(losses) recognized in the cumulative translation adjustments section of AOCI	47	458	(138)
Gains/(losses) reclassified from the cumulative translation adjustments section of AOCI into other revenues	0	10	0
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

Contingent credit risk
	2021				2020
end of	Bilateral counterparties	Special purpose entities	Accelerated terminations	Total	Bilateral counterparties	Special purpose entities	Accelerated terminations	Total
Contingent credit risk (CHF billion)
Current net exposure	2.3	0.0	0.3	2.6	3.0	0.0	0.4	3.4
Collateral posted	1.9	0.0	–	1.9	2.4	0.0	–	2.4
Impact of a one-notch downgrade event	0.1	0.0	0.0	0.1	0.0	0.0	0.0	0.0
Impact of a two-notch downgrade event	0.2	0.0	0.0	0.2	0.0	0.0	0.0	0.0
Impact of a three-notch downgrade event	0.7	0.0	0.1	0.8	0.5	0.0	0.2	0.7
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
Total return swaps (TRS) of CHF 12.0 billion and CHF 14.4 billion as of December 31, 2021 and 2020, respectively, were also excluded because a TRS does not expose the seller to potential loss from credit risk-related events specified in the contract. A TRS only provides protection against a loss in asset value and not against additional amounts as a result of specific credit events.
Credit protection sold/purchased
	2021							2020
end of	Credit protection sold	Credit protection purchased	[1]	Net credit protection (sold)/ purchased	Other protection purchased		Fair value of credit protection sold	Credit protection sold	Credit protection purchased	[1]	Net credit protection (sold)/ purchased	Other protection purchased		Fair value of credit protection sold
Single-name instruments (CHF billion)
Investment grade [2]	(60.2)	55.6		(4.6)	10.1		0.6	(52.5)	47.8		(4.7)	13.0		0.5
Non-investment grade	(31.5)	28.9		(2.6)	7.9		0.4	(28.5)	26.5		(2.0)	11.8		0.4
Total single-name instruments	(91.7)	84.5		(7.2)	18.0		1.0	(81.0)	74.3		(6.7)	24.8		0.9
of which sovereign	(13.5)	12.2		(1.3)	4.0		(0.1)	(12.5)	11.6		(0.9)	5.3		0.0
of which non-sovereign	(78.2)	72.3		(5.9)	14.0		1.1	(68.5)	62.7		(5.8)	19.5		0.9
Multi-name instruments (CHF billion)
Investment grade [2]	(102.9)	96.0		(6.9)	20.2		0.7	(99.5)	95.2		(4.3)	23.1		(0.7)
Non-investment grade	(35.7)	33.2		(2.5)	12.6	[3]	(0.5)	(24.3)	19.9		(4.4)	11.3	[3]	0.2
Total multi-name instruments	(138.6)	129.2		(9.4)	32.8		0.2	(123.8)	115.1		(8.7)	34.4		(0.5)
of which non-sovereign	(138.6)	129.2		(9.4)	32.8		0.2	(123.8)	115.1		(8.7)	34.4		(0.5)
Total instruments (CHF billion)
Investment grade [2]	(163.1)	151.6		(11.5)	30.3		1.3	(152.0)	143.0		(9.0)	36.1		(0.2)
Non-investment grade	(67.2)	62.1		(5.1)	20.5		(0.1)	(52.8)	46.4		(6.4)	23.1		0.6
Total instruments	(230.3)	213.7		(16.6)	50.8		1.2	(204.8)	189.4		(15.4)	59.2		0.4
of which sovereign	(13.5)	12.2		(1.3)	4.0		(0.1)	(12.5)	11.6		(0.9)	5.3		0.0
of which non-sovereign	(216.8)	201.5		(15.3)	46.8		1.3	(192.3)	177.8		(14.5)	53.9		0.4
1 Represents credit protection purchased with identical underlyings and recoveries.
2 Based on internal ratings of BBB and above.
3 Includes synthetic securitized loan portfolios.

The following table reconciles the notional amount of credit derivatives included in the table “Fair value of derivative instruments” to the table “Credit protection sold/purchased”.
Credit derivatives
end of	2021	2020
Credit derivatives (CHF billion)
Credit protection sold	230.3	204.8
Credit protection purchased	213.7	189.4
Other protection purchased	50.8	59.2
Other instruments [1]	12.0	14.4
Total credit derivatives	506.8	467.8
1 Consists of total return swaps and other derivative instruments.
The segregation of the future payments by maturity range and underlying risk gives an indication of the current status of the potential for performance under the derivative contracts.
Maturity of credit protection sold
end of	Maturity less than 1 year	Maturity between 1 to 5 years	Maturity greater than 5 years	Total
2021 (CHF billion)
Single-name instruments	14.4	73.6	3.7	91.7
Multi-name instruments	39.9	88.3	10.4	138.6
Total instruments	54.3	161.9	14.1	230.3
2020 (CHF billion)
Single-name instruments	14.0	62.7	4.3	81.0
Multi-name instruments	29.6	82.6	11.6	123.8
Total instruments	43.6	145.3	15.9	204.8
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
Guarantees
end of	Maturity less than 1 year	Maturity between 1 to 3 years	Maturity between 3 to 5 years	Maturity greater than 5 years	Total gross amount	Total net amount	[1]	Carrying value	Collateral received
2021 (CHF million)
Credit guarantees and similar instruments	2,124	1,049	197	561	3,931	3,874		25	2,014
Performance guarantees and similar instruments	3,982	2,253	555	528	7,318	6,299		40	3,605
Derivatives [2]	5,374	2,567	561	419	8,921	8,921		289	–
Other guarantees	4,012	1,040	307	1,151	6,510	6,469		71	3,789
Total guarantees	15,492	6,909	1,620	2,659	26,680	25,563		425	9,408
2020 (CHF million)
Credit guarantees and similar instruments	1,645	649	203	582	3,079	3,016		27	1,637
Performance guarantees and similar instruments	3,607	1,885	526	514	6,532	5,601		30	2,535
Derivatives [2,3]	4,179	6,051	1,288	559	12,077	12,077		158	–
Other guarantees	3,555	996	421	1,171	6,143	6,130		85	3,725
Total guarantees	12,986	9,581	2,438	2,826	27,831	26,824		300	7,897
1 Total net amount is computed as the gross amount less any participations.
2
Excludes derivative contracts with certain active commercial and investment banks and certain other counterparties, as such contracts can be cash settled and the Group had no basis to conclude it was probable that the counterparties held, at inception, the underlying instruments.

3 Prior period has been revised.

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
Deposit-taking banks and securities dealers in Switzerland and certain other European countries are required to ensure the payout of privileged deposits in case of specified restrictions or compulsory liquidation of a deposit-taking bank. In Switzerland, deposit-taking banks and securities dealers jointly guarantee an amount of up to CHF 6 billion. Upon occurrence of a payout event triggered by a specified restriction of business imposed by FINMA or by the compulsory liquidation of another deposit-taking bank, the Group’s contribution will be calculated based on its share of privileged deposits in proportion to total privileged deposits. Based on FINMA’s estimate for the Group’s banking subsidiaries in Switzerland, the Group’s share in the deposit insurance guarantee program for the period July 1, 2021 to June 30, 2022 is CHF 0.5 billion. These deposit insurance guarantees were reflected in other guarantees.

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
Other commitments
end of	Maturity less than 1 year	Maturity between 1 to 3 years	Maturity between 3 to 5 years	Maturity greater than 5 years	Total gross amount	Total net amount	[1]	Collateral received
2021 (CHF million)
Irrevocable commitments under documentary credits	4,796	116	0	0	4,912	4,602		2,801
Irrevocable loan commitments [2]	22,959	44,143	43,848	11,609	122,559	118,281		55,766
Forward reverse repurchase agreements	466	0	0	0	466	466		466
Other commitments	121	16	11	248	396	396		8
Total other commitments	28,342	44,275	43,859	11,857	128,333	123,745		59,041
2020 (CHF million)
Irrevocable commitments under documentary credits	3,915	97	0	0	4,012	3,963		2,404
Irrevocable loan commitments [2]	19,813	48,855	39,605	10,749	119,022	115,116		53,039
Forward reverse repurchase agreements	17	0	0	0	17	17		17
Other commitments	135	1,418	9	381	1,943	1,943		19
Total other commitments	23,880	50,370	39,614	11,130	124,994	121,039		55,479
1 Total net amount is computed as the gross amount less any participations.
2
Irrevocable loan commitments do not include a total gross amount of CHF 143,992 million and CHF 130,877 million of unused credit limits as of the end of 2021 and 2020 respectively, which were revocable at the Group's sole discretion upon notice to the client.

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
The following table provides the gains or losses and proceeds from the transfer of assets relating to 2021, 2020 and 2019 securitizations of financial assets that qualify for sale accounting and subsequent derecognition, along with the cash flows between the Group and the SPEs used in any securitizations in which the Group still has continuing involvement, regardless of when the securitization occurred.

Securitizations
in	2021	2020	2019
Gains/(losses) and cash flows (CHF million)
CMBS
Net gain/(loss) [1]	(7)	85	10
Proceeds from transfer of assets	3,525	9,209	7,757
Cash received on interests that continue to be held	42	52	162
RMBS
Net gain [1]	70	32	2
Proceeds from transfer of assets	37,048	23,358	21,566
Purchases of previously transferred financial assets or its underlying collateral	(1,604)	0	(1)
Servicing fees	2	2	2
Cash received on interests that continue to be held	1,088	864	312
Other asset-backed financings
Net gain [1]	65	105	101
Proceeds from transfer of assets	12,129	9,564	11,702
Purchases of previously transferred financial assets or its underlying collateral	(1,323)	(1,606)	(763)
Fees [2]	165	148	151
Cash received on interests that continue to be held	14	17	6
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
The following table provides the outstanding principal balance of assets to which the Group continued to be exposed after the transfer of the financial assets to any SPE and the total assets of the SPE as of December 31, 2021 and 2020, regardless of when the transfer of assets occurred.
Principal amounts outstanding and total assets of SPEs resulting from continuing involvement
end of	2021	2020
CHF million
CMBS
Principal amount outstanding	15,428	17,421
Total assets of SPE	23,205	24,455
RMBS
Principal amount outstanding	56,990	47,324
Total assets of SPE	56,990	47,863
Other asset-backed financings
Principal amount outstanding	24,856	24,968
Total assets of SPE	57,797	50,817
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
Key economic assumptions at the time of transfer
> Refer to “Fair value measurement” in Note 36 – Financial instruments for further information on the fair value hierarchy.

Key economic assumptions used in measuring fair value of beneficial interests at time of transfer
	2021							2020							2019
at time of transfer, in			CMBS				RMBS			CMBS				RMBS			CMBS				RMBS
CHF million, except where indicated
Fair value of beneficial interests			196				2,594			342				2,692			549				3,171
of which level 2			170				2,126			305				2,398			455				2,978
of which level 3			26				468			37				294			94				193
Weighted-average life, in years			5.2				5.3			6.4				3.8			5.5				5.5
Prepayment speed assumption (rate per annum), in % [1]			–	[2]	3.0	–	37.7			–	[2]	1.0	–	47.0			–	[2]	2.0	–	37.3
Cash flow discount rate (rate per annum), in % [3]	1.8	–	5.0		1.0	–	33.4	1.4	–	20.9		0.2	–	40.8	2.5	–	8.3		1.5	–	15.7
Expected credit losses (rate per annum), in % [4]	0.9	–	4.3		0.1	–	32.5	1.9	–	8.6		1.6	–	22.9	1.3	–	1.9		1.5	–	7.6
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
Key economic assumptions as of the reporting date
The following table provides the sensitivity analysis of key economic assumptions used in measuring the fair value of beneficial interests held in SPEs as of December 31, 2021 and 2020.
Key economic assumptions used in measuring fair value of beneficial interests held in SPEs
	2021											2020
end of			CMBS	[1]			RMBS			Other asset- backed financing activities	[2]			CMBS	[1]			RMBS			Other asset- backed financing activities	[2]
CHF million, except where indicated
Fair value of beneficial interests			281				2,310			402				296				1,851			350
of which non-investment grade			55				370			27				36				631			23
Weighted-average life, in years			3.9				4.7			5.5				5.6				4.0			4.8
Prepayment speed assumption (rate per annum), in % [3]			–		5.1	–	41.9			–				–		4.0	–	50.1			–
Impact on fair value from 10% adverse change			–				(31.1)			–				–				(43.7)			–
Impact on fair value from 20% adverse change			–				(59.8)			–				–				(92.1)			–
Cash flow discount rate (rate per annum), in % [4]	1.7	–	50.7		0.7	–	35.5	0.3	–	14.7		0.6	–	38.2		0.3	–	39.7	0.7	–	27.7
Impact on fair value from 10% adverse change			(3.5)				(38.1)			(4.9)				(4.9)				(22.4)			(4.2)
Impact on fair value from 20% adverse change			(6.8)				(73.3)			(9.7)				(9.6)				(43.5)			(8.2)
Expected credit losses (rate per annum), in % [5]	0.6	–	8.4		0.4	–	34.2	0.7	–	13.3		0.4	–	14.7		0.6	–	39.6	0.7	–	26.8
Impact on fair value from 10% adverse change			(2.5)				(28.5)			(4.3)				(4.3)				(20.2)			(4.5)
Impact on fair value from 20% adverse change			(4.9)				(54.8)			(8.4)				(8.5)				(39.2)			(8.9)
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

Transfers of financial assets where sale treatment was not achieved
The following table provides the carrying amounts of transferred financial assets and the related liabilities where sale treatment was not achieved as of December 31, 2021 and 2020.
> Refer to “Note 37 – Assets pledged and collateral” for further information.
Carrying amounts of transferred financial assets and liabilities where sale treatment was not achieved
end of	2021	2020
CHF million
RMBS
Other assets	257	0
Liability to SPE, included in other liabilities	(257)	0
Other asset-backed financings
Trading assets	557	496
Other assets	200	246
Liability to SPE, included in other liabilities	(757)	(742)
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
The following tables provide the gross obligation relating to securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral by the class of collateral pledged and by remaining contractual maturity as of December 31, 2021 and 2020.
Securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral – by class of collateral pledged
end of	2021	2020
CHF billion
Government debt securities	15.9	12.1
Corporate debt securities	9.6	7.7
Asset-backed securities	4.6	6.0
Equity securities	0.5	0.0
Other	5.6	1.9
Securities sold under repurchase agreements	36.2	27.7
Government debt securities	13.9	12.4
Corporate debt securities	0.3	0.1
Asset-backed securities	0.3	1.0
Equity securities	1.0	3.5
Other	0.2	0.1
Securities lending transactions	15.7	17.1
Government debt securities	3.6	5.8
Corporate debt securities	0.6	5.6
Equity securities	10.8	39.3
Other	0.0	0.1
Obligation to return securities received as collateral, at fair value	15.0	50.8
Total	66.9	95.6

Securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral – by remaining contractual maturity
			Remaining contractual maturities
end of	No stated maturity	[1]	Up to 30 days	[2]	31–90 days	More than 90 days	Total
2021 (CHF billion)
Securities sold under repurchase agreements	5.2		15.7		6.0	9.3	36.2
Securities lending transactions	2.3		1.7		1.6	10.1	15.7
Obligation to return securities received as collateral, at fair value	15.0		0.0		0.0	0.0	15.0
Total	22.5		17.4		7.6	19.4	66.9
2020 (CHF billion)
Securities sold under repurchase agreements	5.8		11.8		5.9	4.2	27.7
Securities lending transactions	4.2		3.4		9.5	0.0	17.1
Obligation to return securities received as collateral, at fair value	50.2		0.3		0.3	0.0	50.8
Total	60.2		15.5		15.7	4.2	95.6
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
The overall average maturity of Alpine’s outstanding CP was approximately 226 days as of December 31, 2021. Alpine’s CP was rated A-1(sf) by Standard & Poor’s and P-1(sf) by Moody’s and had exposures mainly in reverse repurchase agreements with a Group entity, consumer loans, solar loans and leases, aircraft loans and leases and loans collateralized by royalties.
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
The consolidated VIEs table provides the carrying amounts and classifications of the assets and liabilities of consolidated VIEs as of December 31, 2021 and 2020.

Consolidated VIEs in which the Group was the primary beneficiary
		Financial intermediation
end of	CP Conduit	Securi- tizations	Funds	Loans	Other	Total
2021 (CHF million)
Cash and due from banks	1	42	25	27	13	108
Trading assets	0	1,158	54	610	0	1,822
Other investments	0	0	65	789	161	1,015
Net loans	1,022	317	0	28	33	1,400
Other assets	31	604	78	108	675	1,496
of which loans held-for-sale	0	50	23	0	1	74
of which premises and equipment	0	0	0	27	0	27
Total assets of consolidated VIEs	1,054	2,121	222	1,562	882	5,841
Trading liabilities	0	0	0	8	0	8
Short-term borrowings	4,337	0	15	0	0	4,352
Long-term debt	0	1,342	0	3	46	1,391
Other liabilities	67	1	20	60	83	231
Total liabilities of consolidated VIEs	4,404	1,343	35	71	129	5,982
2020 (CHF million)
Cash and due from banks	0	23	22	37	8	90
Trading assets	0	1,255	50	840	19	2,164
Other investments	0	0	129	920	202	1,251
Net loans	653	0	51	29	167	900
Other assets	21	979	15	82	779	1,876
of which loans held-for-sale	0	462	10	0	0	472
of which premises and equipment	0	0	0	30	4	34
Total assets of consolidated VIEs	674	2,257	267	1,908	1,175	6,281
Customer deposits	0	0	0	0	1	1
Trading liabilities	0	0	0	10	0	10
Short-term borrowings	4,178	0	0	0	0	4,178
Long-term debt	0	1,701	0	10	35	1,746
Other liabilities	53	1	3	73	78	208
Total liabilities of consolidated VIEs	4,231	1,702	3	93	114	6,143

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
Non-consolidated VIEs
				Financial intermediation
end of	CDO/ CLO	CP Conduit	[1]	Securi- tizations	Funds	Loans	Other	Total
2021 (CHF million)
Trading assets	257	0		4,526	932	13	5,494	11,222
Net loans	268	1,005		940	2,403	8,774	1,986	15,376
Other assets	6	0		22	112	0	628	768
Total variable interest assets	531	1,005		5,488	3,447	8,787	8,108	27,366
Maximum exposure to loss	774	7,625		8,036	3,447	13,068	8,637	41,587
Total assets of non-consolidated VIEs	10,266	14,948		108,942	103,179	36,428	24,945	298,708
2020 (CHF million)
Trading assets	250	0		4,500	1,113	66	8,617	14,546
Net loans	357	371		734	1,967	6,989	939	11,357
Other assets	2	0		3	119	0	344	468
Total variable interest assets	609	371		5,237	3,199	7,055	9,900	26,371
Maximum exposure to loss	852	5,538		7,329	3,199	11,235	10,226	38,379
Total assets of non-consolidated VIEs	8,553	11,148		127,785	89,686	26,186	33,140	296,498
1 Includes liquidity facilities provided to third-party CP conduits through Alpine Securities Ltd.

36 Financial instruments
The disclosure of the Group’s financial instruments includes the following sections:
■ Concentration of credit risk;
■ Fair value measurement (including fair value hierarchy, level 3 reconciliation; transfers in and out of level 3; quantitative disclosures of valuation techniques; and qualitative discussion of significant unobservable inputs);
■ Investments measured at NAV per share;
■ Fair value option; and
■ Financial instruments not carried at fair value.
Concentration of credit risk
Credit risk concentrations arise when a number of counterparties are engaged in similar business activities, are located in the same geographic region or when there are similar economic features that would cause their ability to meet contractual obligations to be similarly impacted by changes in economic conditions.
The Group has in place a credit risk appetite framework which provides for the oversight and control of concentrations of credit exposures by single name, product, industry, and country. The Group Credit Portfolio Management function under the Global Chief Credit Officer is responsible for monitoring the portfolio and assessing compliance with the framework and the portfolio limits and controls in place. Credit risk concentrations are identified and measured using a range of quantitative tools and metrics and are reported to the Credit Risk Appetite Committee on a monthly basis. The Group Credit Portfolio Management function performs portfolio reviews and detailed analyses of selected segments of the portfolio which are presented to the Credit Risk Appetite Committee and to other governance forums, including the Executive Board Risk Management Committee and the Board’s Risk Committee, where appropriate.
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
Assets and liabilities measured at fair value on a recurring basis
end of 2021	Level 1	Level 2	Level 3	Netting impact	[1]	Assets measured at net asset value per share	[2]	Total
Assets (CHF million)
Cash and due from banks	0	308	0	–		–		308
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	68,623	0	–		–		68,623
Securities received as collateral	13,848	1,155	14	–		–		15,017
Trading assets	54,085	146,521	4,503	(94,633)		665		111,141
of which debt securities	12,191	40,700	1,225	–		82		54,198
of which foreign governments	11,996	11,377	35	–		–		23,408
of which corporates	72	8,958	478	–		82		9,590
of which RMBS	0	17,033	424	–		–		17,457
of which equity securities	34,282	1,486	195	–		583		36,546
of which derivatives	6,224	103,781	2,187	(94,633)		–		17,559
of which interest rate products	721	47,934	624	–		–		–
of which foreign exchange products	123	20,686	53	–		–		–
of which equity/index-related products	5,348	29,808	212	–		–		–
of which other derivatives	0	196	1,034	–		–		–
of which other trading assets	1,388	554	896	–		–		2,838
Investment securities	2	1,003	0	–		–		1,005
Other investments	0	23	3,666	–		405		4,094
of which other equity investments	0	23	2,863	–		351		3,237
of which life finance instruments	0	0	789	–		–		789
Loans	0	8,709	1,534	–		–		10,243
of which commercial and industrial loans	0	2,267	717	–		–		2,984
of which financial institutions	0	3,840	465	–		–		4,305
Other intangible assets (mortgage servicing rights)	0	57	167	–		–		224
Other assets	121	8,750	694	(381)		–		9,184
of which failed purchases	98	1,135	11	–		–		1,244
of which loans held-for-sale	0	6,818	562	–		–		7,380
Total assets at fair value	68,056	235,149	10,578	(95,014)		1,070		219,839
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

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 2021	Level 1	Level 2	Level 3	Netting impact	[1]	Liabilities measured at net asset value per share	[2]	Total
Liabilities (CHF million)
Due to banks	0	477	0	–		–		477
Customer deposits	0	3,306	394	–		–		3,700
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	13,213	0	–		–		13,213
Obligation to return securities received as collateral	13,848	1,155	14	–		–		15,017
Trading liabilities	19,419	105,828	2,809	(100,522)		1		27,535
of which short positions	11,689	4,974	25	–		1		16,689
of which debt securities	2,809	4,865	3	–		–		7,677
of which foreign governments	2,667	968	0	–		–		3,635
of which corporates	113	3,839	3	–		–		3,955
of which equity securities	8,880	109	22	–		1		9,012
of which derivatives	7,730	100,854	2,784	(100,522)		–		10,846
of which interest rate products	776	44,003	26	–		–		–
of which foreign exchange products	133	22,646	57	–		–		–
of which equity/index-related products	6,812	27,919	1,787	–		–		–
Short-term borrowings	0	9,658	1,032	–		–		10,690
Long-term debt	0	59,046	9,676	–		–		68,722
of which structured notes over one year and up to two years	0	11,036	1,464	–		–		12,500
of which structured notes over two years	0	24,168	6,318	–		–		30,486
of which other debt instruments over two years	0	3,223	1,854	–		–		5,077
of which high-trigger instruments	0	10,702	0	–		–		10,702
Other liabilities	348	2,031	518	(305)		–		2,592
Total liabilities at fair value	33,615	194,714	14,443	(100,827)		1		141,946
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

Assets and liabilities measured at fair value on a recurring basis for level 3
								Trading revenues		Other revenues		Accumulated other comprehensive income
2021	Balance at beginning of period	Transfers in	Transfers out	Purchases	Sales	Issuances	Settlements	On transfers out	On all other	On transfers out	On all other	On transfers out	On all other	Foreign currency translation impact	Balance at end of period	Changes in unrealized gains/losses	[1]
Assets (CHF million)
Securities received as collateral	101	0	0	73	(164)	0	0	0	0	0	0	0	0	4	14	0
Trading assets	7,535	1,345	(3,413)	4,867	(5,685)	874	(1,629)	(133)	509	0	(1)	0	0	234	4,503	52
of which debt securities	2,253	878	(1,701)	3,668	(4,141)	0	0	(331)	509	0	(1)	0	0	91	1,225	103
of which corporates	1,270	471	(747)	2,753	(3,483)	0	0	(321)	472	0	0	0	0	63	478	154
of which RMBS	557	158	(615)	654	(385)	0	0	(25)	59	0	0	0	0	21	424	(15)
of which derivatives	3,911	314	(1,551)	0	0	874	(1,514)	79	(16)	0	0	0	0	90	2,187	116
of which interest rate products	733	58	(222)	0	0	175	(79)	(8)	(14)	0	0	0	0	(19)	624	141
of which other derivatives	1,079	1	0	0	0	311	(325)	0	(73)	0	0	0	0	41	1,034	(81)
of which other trading assets	1,247	31	(90)	1,035	(1,371)	0	(115)	62	49	0	0	0	0	48	896	(96)
Other investments	3,054	99	(758)	1,517	(663)	0	0	0	86	0	267	0	0	64	3,666	120
of which other equity investments	2,132	65	(757)	1,482	(448)	0	0	0	96	0	263	0	0	30	2,863	80
of which life finance instruments	920	0	0	33	(188)	0	0	0	(10)	0	0	0	0	34	789	39
Loans	3,669	257	(1,315)	362	(194)	207	(1,620)	7	55	0	(3)	0	0	109	1,534	(59)
of which commercial and industrial loans	1,347	213	(364)	10	(133)	162	(643)	19	74	0	(3)	0	0	35	717	6
of which financial institutions	1,082	43	(340)	0	(42)	34	(409)	1	70	0	0	0	0	26	465	27
Other intangible assets (mortgage servicing rights)	180	0	0	22	0	0	0	0	0	0	(42)	0	0	7	167	(42)
Other assets	1,825	370	(902)	3,447	(3,269)	120	(924)	14	(41)	0	0	0	0	54	694	(137)
of which loans held-for-sale	1,576	360	(855)	3,394	(3,222)	120	(921)	25	41	0	0	0	0	44	562	(104)
Total assets at fair value	16,364	2,071	(6,388)	10,288	(9,975)	1,201	(4,173)	(112)	609	0	221	0	0	472	10,578	(66)
Liabilities (CHF million)
Customer deposits	448	0	0	0	0	0	0	0	(18)	0	0	0	(14)	(22)	394	(29)
Obligation to return securities received as collateral	101	0	0	73	(164)	0	0	0	0	0	0	0	0	4	14	0
Trading liabilities	4,246	1,007	(2,703)	45	(56)	1,135	(1,498)	340	138	0	0	0	0	155	2,809	653
of which derivatives	4,191	838	(2,553)	19	(8)	1,135	(1,498)	340	166	0	0	0	0	154	2,784	629
of which equity/index-related derivatives	2,010	562	(1,498)	0	0	581	(644)	353	352	0	0	0	0	71	1,787	712
Short-term borrowings	701	359	(550)	0	0	1,766	(1,363)	(35)	128	0	0	0	0	26	1,032	72
Long-term debt	7,268	4,767	(6,677)	0	0	11,323	(6,863)	(38)	(316)	0	(5)	0	(50)	267	9,676	(32)
of which structured notes over one year and up to two years	1,133	1,802	(1,979)	0	0	2,052	(1,663)	(26)	104	0	0	(1)	(1)	43	1,464	(2)
of which structured notes over two years	5,526	2,965	(4,314)	0	0	7,540	(5,038)	11	(528)	0	0	1	(47)	202	6,318	(312)
of which other debt instruments over two years	165	0	(2)	0	0	1,616	(36)	0	105	0	0	0	0	6	1,854	306
Other liabilities	1,271	21	(556)	51	(89)	116	(501)	10	(28)	113	66	0	0	44	518	26
Total liabilities at fair value	14,035	6,154	(10,486)	169	(309)	14,340	(10,225)	277	(96)	113	61	0	(64)	474	14,443	690
Net assets/(liabilities) at fair value	2,329	(4,083)	4,098	10,119	(9,666)	(13,139)	6,052	(389)	705	(113)	160	0	64	(2)	(3,865)	(756)
1
Changes in unrealized gains/(losses) on total assets at fair value and changes in unrealized (gains)/losses on total liabilities at fair value relating to assets and liabilities held at period end are included in net revenues or accumulated other comprehensive income. As of 2021, changes in net unrealized gains/(losses) of CHF (841) million and CHF 82 million were recorded in trading revenues and other revenues, respectively, and changes in unrealized (gains)/losses of CHF 3 million were recorded in Gains/(losses) on liabilities relating to credit risk in Accumulated other comprehensive income/(loss).

392 / 393

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
1
Changes in unrealized gains/(losses) on total assets at fair value and changes in unrealized (gains)/losses on total liabilities at fair value relating to assets and liabilities held at period end are included in net revenues or accumulated other comprehensive income. As of 2020, changes in net unrealized gains/(losses) of CHF (692) million and CHF 296 million were recorded in trading revenues and other revenues, respectively, and changes in unrealized (gains)/losses of CHF (100) million were recorded in Gains/(losses) on liabilities relating to credit risk in Accumulated other comprehensive income/(loss).

2 Includes an adjustment of CHF 118 million reflecting the impact of applying the fair value option on certain loans (previously held at amortized cost) at the adoption of the ASU 2019-05.

394 / 395

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
Transfers in and out of level 3
Transfers into level 3 assets during 2021 were CHF 2,071 million, primarily from trading assets and loans held-for-sale. The transfers were primarily in the GTS, credit and securitized products businesses due to limited observability of pricing data and reduced pricing information from external providers. Transfers out of level 3 assets during 2021 were CHF 6,388 million, primarily in trading assets, loans and loans held-for-sale. The transfers out of level 3 assets were primarily in the GTS, securitized products and Asia Pacific strategic products businesses due to improved observability of pricing data and increased availability of pricing information from external providers.
Transfers into level 3 assets during 2020 were CHF 5,971 million, primarily from trading assets, loans held-for-sale and loans. The transfers were primarily in the securitized products, financing and GTS businesses due to limited observability of pricing data and reduced pricing information from external providers. Transfers out of level 3 assets during 2020 were CHF 4,529 million, primarily in trading assets, loans held-for-sale and loans. The transfers out of level 3 assets were primarily in the securitized products, financing and GTS businesses due to improved observability of pricing data and increased availability of pricing information from external providers.
Transfers out of level 3 liabilities of CHF 9,569 million in 2020 primarily reflected transfers of structured notes over two years arising from an enhancement to the assessment of the valuation significance of unobservable input parameters on equity linked issuances.
Uncertainty of fair value measurements at the reporting date from the use of significant unobservable inputs
For level 3 assets with a significant unobservable input of buyback probability, contingent probability, correlation, dividend yield, funding spread, mortality rate, price, recovery rate, unadjusted NAV and volatility, in general, an increase in the significant unobservable input would increase the fair value. For level 3 assets with a significant unobservable input of credit spread, default rate, discount rate, fund gap risk, gap risk, market implied life expectancy (for life settlement and premium finance instruments), prepayment rate and tax swap rate, in general, an increase in the significant unobservable input would decrease the fair value.
For level 3 liabilities, in general, an increase in the related significant unobservable inputs would have the inverse impact on fair value. An increase in the significant unobservable input credit spread, contingent probability, fund gap risk, gap risk, market implied life expectancy (for life settlement and premium finance instruments), mortality rate and price would increase the fair value. An increase in the significant unobservable input buyback probability, correlation, discount rate, dividend yield, mean reversion, prepayment rate, recovery rate, unadjusted NAV and volatility would decrease the fair value.
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

Quantitative information about level 3 assets measured at fair value on a recurring basis
end of 2021	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Trading assets	4,503
of which debt securities	1,225
of which corporates	478
of which	124	Discounted cash flow	Credit spread, in bp		50	1,290	701
			Price, in %		0	100	47
			Recovery rate, in %		39	39	1
of which	107	Market comparable	Price, in %		0	110	63
of which	55	Option model	Correlation, in %		(50)	100	68
			Fund gap risk, in %	[2]	0	3	1
			Volatility, in %		0	163	17
of which	69	Price	Price, in %		35	120	92
of which	145	Vendor price	Price, in actuals		0	123	79
of which RMBS	424	Discounted cash flow	Discount rate, in %		1	29	13
of which derivatives	2,187
of which interest rate products	624
of which	6	Discounted cash flow	Funding spread, in bp		109	166	127
			Volatility, in %		0	100	97
of which	612	Option model	Correlation, in %		(4)	100	9
			Mean reversion, in %		(55)	(8)	0
			Prepayment rate, in %		0	21	17
			Volatility, in %		(3)	1	0
of which other derivatives	1,034	Discounted cash flow	Market implied life expectancy, in years		2	14	6
			Mortality rate, in %		73	138	99
of which other trading assets	896
of which	611	Discounted cash flow	Market implied life expectancy, in years		3	14	7
			Tax swap rate, in %		30	30	30
of which	189	Market comparable	Price, in %		0	130	34
of which	93	Option model	Mortality rate, in %		0	70	6
Other investments	3,666
of which other equity investments	2,863
of which	929	Adjusted NAV	Price, in actuals		287	287	287
of which	1,919	Price	Price, in actuals		1	1,292	54
of which life finance instruments	789	Discounted cash flow	Market implied life expectancy, in years		2	16	6
Loans	1,534
of which commercial and industrial loans	717
of which	474	Discounted cash flow	Credit spread, in bp		184	3,325	809
of which	6	Market comparable	Price, in %		19	19	19
of which	209	Price	Price, in %		0	100	50
of which financial institutions	465
of which	327	Discounted cash flow	Credit spread, in bp		0	3,212	921
of which	158	Price	Price, in %		14	76	31
Other assets	694
of which loans held-for-sale	562
of which	281	Discounted cash flow	Credit spread, in bp		0	563	314
of which	254	Market comparable	Price, in %		0	139	67
of which	16	Price	Price, in %		0	75	54
1 Weighted average is calculated based on the fair value of the instruments.
2 Risk of unexpected large declines in the underlying values occurring between collateral settlement dates.

Quantitative information about level 3 assets measured at fair value on a recurring basis (continued)
end of 2020	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Trading assets	7,535
of which debt securities	2,253
of which corporates	1,270
of which	386	Discounted cash flow	Credit spread, in bp		(9)	1,509	1,007
of which	321	Market comparable	Price, in %		0	227	95
of which	416	Option model	Correlation, in %		(50)	100	55
			Gap risk, in %	[2]	0	2	0
			Recovery rate, in %		40	40	40
			Volatility, in %		0	158	23
of which	71	Vendor price	Price, in actuals		0	2,292	1,654
			Unadjusted NAV, in actuals		1	1	1
of which derivatives	3,911
of which equity/index-related products	1,186	Option model	Buyback probability, in %		50	100	66
			Correlation, in %		(50)	100	58
			Gap risk, in %	[2]	0	4	0
			Volatility, in %		(2)	158	24
of which other derivatives	1,079	Discounted cash flow	Market implied life expectancy, in years		2	14	6
			Mortality rate, in %		72	137	98
of which other trading assets	1,247
of which	766	Discounted cash flow	Market implied life expectancy, in years		3	14	7
Other investments	3,054
of which other equity investments	2,132
of which	840	Discounted cash flow	Discount rate, in %		9	9	9
			Terminal growth rate, in %		3	3	3
of which	118	Market comparable	Price, in %		100	100	100
of which	974	Adjusted NAV	Price, in actuals		310	310	310
of which	110	Vendor price	Price, in actuals		1	1,249	713
of which life finance instruments	920	Discounted cash flow	Market implied life expectancy, in years		2	15	6
Loans	3,669
of which commercial and industrial loans	1,347
of which	908	Discounted cash flow	Credit spread, in bp		237	1,480	554
			Recovery rate, in %		25	25	25
of which	338	Market comparable	Price, in %		0	100	70
of which	72	Option model	Pre-IPO intrinsic option, in actuals		100	100	100
of which financial institutions	1,082
of which	674	Discounted cash flow	Credit spread, in bp		192	1,698	612
			Recovery rate, in %		25	40	25
of which	190	Market comparable	Price, in %		0	100	54
Other assets	1,825
of which loans held-for-sale	1,576
of which	296	Discounted cash flow	Credit spread, in bp		246	506	343
			Recovery rate, in %		1	40	34
of which	1,277	Market comparable	Price, in %		0	111	71
1 Weighted average is calculated based on the fair value of the instruments.
2 Risk of unexpected large declines in the underlying values occurring between collateral settlement dates.

Quantitative information about level 3 liabilities measured at fair value on a recurring basis
end of 2021	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Trading liabilities	2,809
of which derivatives	2,784
of which equity/index-related derivatives	1,787
of which	1,696	Option model	Buyback probability, in %	[2]	50	100	72
			Correlation, in %		(50)	100	67
			Dividend yield, in %		0	7	4
			Unadjusted NAV, in actuals		101	440	358
			Volatility, in %		(1)	163	17
of which	63	Price	Price, in actuals		0	849	2
Short-term borrowings	1,032
of which	24	Discounted cash flow	Credit spread, in bp		0	181	51
of which	905	Option model	Buyback probability, in %	[2]	50	100	72
			Correlation, in %		(50)	100	70
			Fund gap risk, in %	[3]	0	3	1
			Gap risk, in %	[3]	0	3	1
			Unadjusted NAV, in actuals		101	440	358
			Volatility, in %		0	163	16
of which	73	Price	Price, in %		34	120	94
Long-term debt	9,676
of which structured notes over one year and up to two years	1,464	Option model	Buyback probability, in %	[2]	50	100	72
			Correlation, in %		(50)	100	69
			Fund gap risk, in %	[3]	0	3	1
			Gap risk, in %	[3]	0	3	1
			Unadjusted NAV, in actuals		101	440	358
			Volatility, in %		0	163	16
of which structured notes over two years	6,318
of which	474	Discounted cash flow	Credit spread, in bp		8	702	72
of which	5,813	Option model	Buyback probability, in %	[2]	50	100	72
			Correlation, in %		(50)	100	75
			Credit spread, in bp		3	92	75
			Fund gap risk, in %	[3]	0	3	1
			Unadjusted NAV, in actuals		101	440	358
			Volatility, in %		0	163	19
of which	9	Price	Price, in %		26	26	26
of which other debt instruments over two years	1,854
of which	382	Option model	Buyback probability, in %	[2]	50	100	72
			Correlation, in %		16	30	24
			Price, in actuals		9	9	9
of which	1,472	Price	Price, in actuals		9	35	9
1 Weighted average is calculated based on the fair value of the instruments.
2 Estimate of probability of structured notes being put back to the Group at the option of the investor over the remaining life of the financial instruments.
3 Risk of unexpected large declines in the underlying values occurring between collateral settlement dates.

Quantitative information about level 3 liabilities measured at fair value on a recurring basis (continued)
end of 2020	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Trading liabilities	4,246
of which derivatives	4,191
of which equity/index-related derivatives	2,010	Option model	Buyback probability, in %	[2]	50	100	66
			Correlation, in %		(50)	100	58
			Volatility, in %		(2)	158	27
of which credit derivatives	1,335
of which	738	Discounted cash flow	Correlation, in %		37	45	44
			Credit spread, in bp		0	1,468	391
			Default rate, in %		0	7	3
			Discount rate, in %		6	19	14
			Funding spread, in bp		55	183	120
			Loss severity, in %		0	100	68
			Prepayment rate, in %		0	9	7
			Recovery rate, in %		12	81	38
of which	520	Market comparable	Price, in %		84	116	99
of which	12	Option model	Correlation, in %		49	50	50
			Credit spread, in bp		13	865	250
Short-term borrowings	701
of which	58	Discounted cash flow	Credit spread, in bp		(4)	992	722
			Recovery rate, in %		35	40	39
of which	508	Option model	Buyback probability, in %	[2]	50	100	66
			Correlation, in %		(50)	100	56
			Fund gap risk, in %	[3]	0	2	0
			Volatility, in %		3	158	30
Long-term debt	7,268
of which structured notes over one year and up to two years	1,133
of which	48	Discounted cash flow	Credit spread, in bp		35	189	52
			Recovery rate, in %		25	25	25
of which	1,051	Option model	Buyback probability, in %	[2]	50	100	66
			Correlation, in %		(50)	100	55
			Fund gap risk, in %	[3]	0	2	0
			Gap risk, in %	[3]	0	4	1
			Volatility, in %		0	158	24
of which structured notes over two years	5,526
of which	1,380	Discounted cash flow	Credit spread, in bp		(14)	481	58
			Recovery rate, in %		23	40	38
of which	9	Market comparable	Price, in %		27	46	27
of which	3,961	Option model	Buyback probability, in %	[2]	50	100	66
			Correlation, in %		(50)	100	55
			Gap risk, in %	[3]	0	2	0
			Mean reversion, in %	[4]	(10)	0	(5)
			Volatility, in %		0	158	21
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
CDS scale
CDS scale is a valuation parameter which scales the referenced credit curve (base currency) to reflect a new credit curve representing the currency of the trade.
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
Dividend yield
An equity forward price is a material component for measuring the fair value of a contract using forward, swap or option pricing models. The forward is generally constructed from expected future dividend payments and their timing, as well as the relevant funding rate for the given asset. Dividend yields are generally quoted as annualized percentages.
EBITDA multiple
EBITDA multiple is a primary significant unobservable input for some equity deals which are benchmarked using industry comparables. The EBITDA multiple may be preferred over other measures because it is normalized for differences between the accounting policies of similar companies.
Funding gap risk and gap risk
Gap risk is a significant unobservable input for structures that exhibit market risk to jumps in a reference asset, generally related to certain financing or principal protection trade features.
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
Market price of risk
The market price of risk (MPR) is a significant unobservable input for synthetic credit products where the trades are valued using the rating-based historical default probabilities. MPR is an exponent applied to the historic default probabilities in order to bring the initial swap valuation to zero.
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
Settlement lag extension
For synthetic ABS CDO single tranche trades, settlement lag extension is an unobservable input that represents the delay that may occur between protection buyer calling a credit event and physically receiving the settlement cash from the swap counterparty.
Tax swap rate
The tax swap rate parameter is the interest rate applicable to tax refunds from the Italian tax office, determined annually by the Italian tax authorities and payable to the claimant when refund is made.
Terminal growth rate
The terminal growth rate is the rate at which free cash flows are expected to grow in perpetuity as part of an overall firm valuation process. The terminal growth rate typically parallels the historical inflation rate (2-3%) and is applied to the discounted cash flow model to represent mature stage company valuation.
Unadjusted NAV
NAV values are used to price fund units and as an input into fund derivatives. They are considered unobservable when based on NAV statements or estimates received directly from the fund, as opposed to published on a broad market platform, or with a lag to the reporting date.
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

Investment funds measured at net asset value per share
Investments in funds held in trading assets and trading liabilities primarily include positions held in equity funds of funds as an economic hedge for structured notes and derivatives issued to clients that reference the same underlying risk and liquidity terms of the fund. A majority of these funds have limitations imposed on the amount of withdrawals from the fund during the redemption period due to illiquidity of the investments. In other instances, the withdrawal amounts may vary depending on the redemption notice period and are usually larger for the longer redemption notice periods. In addition, penalties may apply if redemption is within a certain time period from initial investment.
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
Fair value, unfunded commitments and term of redemption conditions of investment funds measured at NAV per share
	2021						2020
end of	Non- redeemable		Redeemable		Total fair value	Unfunded commit- ments	Non- redeemable		Redeemable		Total fair value	Unfunded commit- ments
Fair value of investment funds and unfunded commitments (CHF million)
Funds held in trading assets and trading liabilities	193		471		664	24	138		519		657	45
Private equity funds	40		0		40	42	94		0		94	77
Hedge funds	12		2		14	1	12		7		19	0
Equity method investment funds	336		15		351	124	321		287		608	226
Funds held in other investments	388		17		405	167	427		294		721	303
Total fair value of investment funds and unfunded commitments	581	[1]	488	[2]	1,069	191	565	[3]	813	[4]	1,378	348
1 CHF 339 million of the underlying assets have known liquidation periods and for CHF 242 million, the timing of liquidation is unknown.
2 CHF 304 million is redeemable on demand with a notice period of primarily less than 30 days.
3 CHF 190 million of the underlying assets have known liquidation periods and for CHF 375 million, the timing of liquidation is unknown.
4
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
The following table provides the fair value and the fair value hierarchy of all assets and liabilities that were held as of December 31, 2021 and 2020, for which a nonrecurring fair value measurement was recorded.
Assets and liabilities measured at fair value on a nonrecurring basis
end of 2021	Level 1	Level 2	Level 3	Total
Assets (CHF million)
Other investments	0	0	152	152
of which equity method investments	0	0	118	118
of which equity securities (without a readily determinable fair value)	0	0	21	21
Net loans	0	12	5	17
Other assets	0	29	110	139
of which loans held-for-sale	0	28	45	73
of which premises, equipment and right-of-use assets	0	1	60	61
Total assets recorded at fair value on a nonrecurring basis	0	41	267	308
Liabilities (CHF million)
Other liabilities	0	0	21	21
of which commitments held-for-sale	0	0	21	21
Total liabilities recorded at fair value on a nonrecurring basis	0	0	21	21

end of 2020
Assets (CHF million)
Other investments	0	217	326	543
of which equity method investments	0	0	303	303
of which equity securities (without a readily determinable fair value)	0	217	10	227
Net loans	0	67	4	71
Other assets	0	104	97	201
of which loans held-for-sale	0	97	39	136
of which premises, equipment and right-of-use assets	0	4	54	58
Total assets recorded at fair value on a nonrecurring basis	0	388	427	815
Liabilities (CHF million)
Other liabilities	0	0	14	14
of which commitments held-for-sale	0	0	14	14
Total liabilities recorded at fair value on a nonrecurring basis	0	0	14	14

The following table provides the representative range of minimum and maximum values and the associated weighted averages of each significant unobservable input for level 3 assets and liabilities by the related valuation technique most significant to the related financial instrument that were held as of December 31, 2021 and 2020, for which a nonrecurring fair value measurement was recorded.
Quantitative information about level 3 assets and liabilities measured at fair value on a nonrecurring basis
end of 2021	Fair value	Valuation technique	Unobservable input	Minimum value	Maximum value	Weighted average	[1]
Assets (CHF million, except where indicated)
Other investments	152
of which equity method investments	118	Discounted cash flow	Discount rate, in %	8	13	13
of which equity securities (without a readily determinable fair value)	21
of which	16	Discounted cash flow	Discount rate, in %	12	16	14
of which	5	Market comparable	Price per share, in actuals	5	6,003	2,441
Other assets	110
of which loans held-for-sale	45	Market comparable	Price, in %	80	100	88
of which premises, equipment and right-of-use assets	60	Market comparable	Price, in actuals	60	60	60
Liabilities (CHF million, except where indicated)
Other liabilities	21
of which commitments held-for-sale	21	Market comparable	Price, in %	80	97	83

end of 2020
Assets (CHF million, except where indicated)
Other investments	326
of which equity method investments	303	Discounted cash flow	Discount rate, in %	10	14	12
Other assets	97
of which loans held-for-sale	39	Market comparable	Price, in %	83	100	95
of which premises, equipment and right-of-use assets	54
of which	52	Discounted cash flow	Price, in actuals	52	52	52
			Discount rate, in %	1	3	3
of which	2	Market comparable	Price, in actuals	2	2	2
Liabilities (CHF million, except where indicated)
Other liabilities	14
of which commitments held-for-sale	14	Market comparable	Price, in %	83	98	89
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

Difference between the aggregate fair value and unpaid principal balances of fair value option-elected financial instruments
	2021			2020
end of	Aggregate fair value	Aggregate unpaid principal	Difference	Aggregate fair value	Aggregate unpaid principal	Difference
Financial instruments (CHF million)
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	68,623	68,565	58	57,994	57,895	99
Loans	10,243	11,035	(792)	11,408	12,079	(671)
Other assets [1]	8,624	10,777	(2,153)	7,834	10,090	(2,256)
Due to banks and customer deposits	(493)	(442)	(51)	(578)	(489)	(89)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(13,213)	(13,212)	(1)	(13,594)	(13,578)	(16)
Short-term borrowings	(10,690)	(10,996)	306	(10,740)	(10,632)	(108)
Long-term debt [2]	(68,722)	(71,833)	3,111	(70,976)	(73,842)	2,866
Other liabilities	(1,170)	(1,403)	233	(616)	(1,569)	953

Non-performing and non-interest-earning loans [3]	843	2,657	(1,814)	543	3,364	(2,821)
1 Primarily loans held-for-sale.
2
Long-term debt includes both principal-protected and non-principal protected instruments. For non-principal-protected instruments, the original notional amount has been reported in the aggregate unpaid principal.

3 Included in loans or other assets.
Gains and losses on financial instruments
	2021		2020		2019
in	Net gains/ (losses)		Net gains/ (losses)		Net gains/ (losses)
Financial instruments (CHF million)
Interest-bearing deposits with banks	24	[1]	15	[1]	29	[1]
of which related to credit risk	2		0		11
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	638	[1]	1,198	[1]	2,696	[1]
Other investments	304	[2]	397	[2]	268	[3]
of which related to credit risk	2		1		2
Loans	443	[1]	510	[1]	908	[1]
of which related to credit risk	(13)		(181)		26
Other assets	519	[1]	489	[1]	892	[1]
of which related to credit risk	133		(106)		111
Due to banks and customer deposits	(22)	[3]	(10)	[3]	(29)	[3]
of which related to credit risk	0		0		1
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(43)	[1]	(58)	[1]	(612)	[1]
Short-term borrowings	98	[3]	(687)	[3]	(50)	[3]
of which related to credit risk	2		0		8
Long-term debt	(3,005)	[3]	(2,294)	[3]	(8,501)	[3]
of which related to credit risk	0		11		(5)
Other liabilities	171	[3]	(20)	[3]	92	[2]
of which related to credit risk	71		(15)		50
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
Gains/(losses) attributable to changes in instrument-specific credit risk
	Gains/(losses) recorded into AOCI			[1]	Gains/(losses) recorded in AOCI transferred to net income		[1]
in	2021	Cumulative	2020		2021	2020
Financial instruments (CHF million)
Customer deposits	14	(62)	(9)		0	0
Short-term borrowings	19	(51)	(13)		0	1
Long-term debt	266	(2,139)	70		103	155
of which treasury debt over two years	(129)	(921)	234		0	0
of which structured notes over two years	359	(1,132)	(177)		103	155
Total	299	(2,252)	48		103	156
1 Amounts are reflected gross of tax.

Financial instruments not carried at fair value
The following table provides the carrying value and fair value of financial instruments, which are not carried at fair value in the consolidated balance sheet. The disclosure excludes all non-financial instruments such as lease transactions, real estate, premises and equipment, equity method investments and pension and benefit obligations.
Carrying value and fair value of financial instruments not carried at fair value
	Carrying value	Fair value
end of		Level 1	Level 2	Level 3	Total
2021 (CHF million)
Financial assets
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	35,283	0	35,283	0	35,283
Loans	277,766	0	272,527	13,722	286,249
Other financial assets [1]	180,024	164,097	15,469	503	180,069
Financial liabilities
Due to banks and customer deposits	407,607	243,324	164,289	0	407,613
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	22,061	0	22,061	0	22,061
Short-term borrowings	8,703	0	8,702	0	8,702
Long-term debt	98,174	0	98,841	1,716	100,557
Other financial liabilities [2]	12,460	1	12,021	443	12,465
2020 (CHF million)
Financial assets
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	34,282	0	34,282	0	34,282
Loans	277,137	0	272,660	14,534	287,194
Other financial assets [1]	155,266	138,672	16,315	303	155,290
Financial liabilities
Due to banks and customer deposits	402,589	234,700	167,924	0	402,624
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	23,399	0	23,399	0	23,399
Short-term borrowings	10,128	0	10,128	0	10,128
Long-term debt	90,111	0	90,897	2,317	93,214
Other financial liabilities [2]	16,012	0	15,567	412	15,979
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
Assets pledged
end of	2021	2020	[1]
CHF million
Total assets pledged or assigned as collateral	88,721	141,826
of which encumbered	39,105	80,428
1 Prior period has been revised.
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
Collateral
end of	2021	2020	[1]
CHF million
Fair value of collateral received with the right to sell or repledge	289,898	414,268
of which sold or repledged	144,747	215,601
1 Prior period has been revised.
Other information
end of	2021	2020
CHF million
Swiss National Bank required minimum liquidity reserves	2,246	2,092
Other restricted cash, securities and receivables [1]	3,868	4,089	[2]
1
Includes cash, securities and receivables recorded on the Group’s consolidated balance sheets and restricted under Swiss or foreign regulations for financial institutions; excludes restricted cash, securities and receivables held on behalf of clients which are not recorded on the Group’s consolidated balance sheet.

2 Prior period has been revised.
38 Capital adequacy
The Group is subject to the Basel framework, as implemented in Switzerland, as well as Swiss legislation and regulations for systemically important banks, which include capital, liquidity, leverage and large exposure requirements and rules for emergency plans designed to maintain systemically relevant functions in the event of threatened insolvency. The legislation implementing the Basel framework in Switzerland in respect of capital requirements for systemically important banks, including Credit Suisse, goes beyond the Basel minimum standards for systemically important banks. The Group, which is subject to regulation by FINMA, has based its capital adequacy calculations on US GAAP financial statements, as permitted by FINMA Circular 2013/1.
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
As of December 31, 2021 and 2020, the Group’s capital position exceeded its capital requirements under the regulatory provisions outlined under Swiss Requirements.
Broker-dealer operations
Certain of the Group’s broker-dealer subsidiaries are also subject to capital adequacy requirements. As of December 31, 2021 and 2020, the Group and its subsidiaries complied with all applicable regulatory capital adequacy requirements.
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
As of December 31, 2021 and 2020, Credit Suisse Group AG was not subject to restrictions on its ability to pay the proposed dividends.
Swiss metrics
end of	2021	2020
Swiss capital (CHF million)
Swiss CET1 capital	38,529	35,351
Going concern capital	54,372	51,192
Gone concern capital [1]	46,648	41,852
Total loss-absorbing capacity (TLAC)	101,020	93,044
Swiss risk-weighted assets and leverage exposure (CHF million)
Swiss risk-weighted assets	268,418	275,576
Leverage exposure	889,137	812,996	[2]
Swiss capital ratios (%)
Swiss CET1 ratio	14.4	12.8
Going concern capital ratio	20.3	18.6
Gone concern capital ratio	17.4	15.2
TLAC ratio	37.6	33.8
Swiss leverage ratios (%)
Swiss CET1 leverage ratio	4.3	4.3
Going concern leverage ratio	6.1	6.3
Gone concern leverage ratio	5.2	5.1	[3]
TLAC leverage ratio	11.4	11.4
Swiss capital ratio requirements (%)
Swiss CET1 ratio requirement	10.0	10.0
Going concern capital ratio requirement	14.3	14.3
Gone concern capital ratio requirement	14.3	14.3
TLAC ratio requirement	28.6	28.6
Swiss leverage ratio requirements (%)
Swiss CET1 leverage ratio requirement	3.5	3.5
Going concern leverage ratio requirement	5.0	5.0
Gone concern leverage ratio requirement	5.0	5.0
TLAC leverage ratio requirement	10.0	10.0
1
Amounts are shown on a look-through basis. Certain tier 2 instruments and their related tier 2 amortization components are subject to phase out through 2022. As of 2021 and 2020, gone concern capital was CHF 46,897 million and CHF 42,198 million, including CHF 249 million and CHF 346 million, respectively, of such instruments.

2 Excludes CHF 110,677 million of cash held at central banks, after adjusting for the dividend paid in 2020.
3
The gone concern ratio would have been 4.5%, if calculated using a leverage exposure of CHF 923,673 million, without the temporary exclusion of cash held at central banks, after adjusting for the dividend paid in 2020, of CHF 110,677 million.

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
Assets under management
end of	2021	2020
CHF billion
Assets in collective investment instruments managed by Credit Suisse	231.8	215.6
Assets with discretionary mandates	294.8	267.4
Other assets under management	1,087.4	1,028.9
Assets under management (including double counting)	1,614.0	1,511.9
of which double counting	46.2	49.1
Changes in assets under management
	2021	2020
Assets under management (CHF billion)
Balance at beginning of period [1]	1,511.9	1,507.2
Net new assets/(net asset outflows)	30.9	42.0
Market movements, interest, dividends and foreign exchange	92.6	(14.7)
of which market movements, interest and dividends [2]	80.8	53.4
of which foreign exchange	11.8	(68.1)
Other effects	(21.4)	(22.6)
Balance at end of period	1,614.0	1,511.9
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
Divisional allocation
Assets under management and net new assets for the Private Clients business in Swiss Universal Bank, International Wealth Management, Asia Pacific and the Corporate & Institutional

Banking business in Swiss Universal Bank are allocated based on the management areas (business areas) that effectively manage the assets. The distribution of net new assets resulting from internal referral arrangements is governed under the net new asset referral framework, which includes preset percentages for the allocation of net new assets to the businesses.
The allocation of assets under management and net new assets for Asset Management reflects the location where the investment vehicles are managed and where the costs of managing the funds are incurred.
40 Litigation
The Group is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its businesses, including those disclosed below. Some of these proceedings have been brought on behalf of various classes of claimants and seek damages of material and/or indeterminate amounts.
The Group accrues loss contingency litigation provisions and takes a charge to income in connection with certain proceedings when losses, additional losses or ranges of loss are probable and reasonably estimable. The Group also accrues litigation provisions for the estimated fees and expenses of external lawyers and other service providers in relation to such proceedings, including in cases for which it has not accrued a loss contingency provision. The Group accrues these fee and expense litigation provisions and takes a charge to income in connection therewith when such fees and expenses are probable and reasonably estimable. The Group reviews its legal proceedings each quarter to determine the adequacy of its litigation provisions and may increase or release provisions based on management’s judgment and the advice of counsel. This review includes consideration of management’s strategy for resolution of matters through settlement or trial, as well as changes in such strategy. The establishment of additional provisions or releases of litigation provisions may be necessary in the future as developments in such proceedings warrant.
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
Litigation provisions
2021
CHF million
Balance at beginning of period	1,660
Increase in litigation accruals	1,541
Decrease in litigation accruals	(68)
Decrease for settlements and other cash payments	(1,630)
Foreign exchange translation	36
Balance at end of period	1,539
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
DOJ RMBS settlement
As previously disclosed, on January 18, 2017, CSS LLC and its current and former US subsidiaries and US affiliates reached a settlement with the DOJ related to its legacy RMBS business, a business conducted through 2007. The settlement resolved potential civil claims by the DOJ related to certain of those Credit Suisse entities’ packaging, marketing, structuring, arrangement, underwriting, issuance and sale of RMBS. Pursuant to the terms of the settlement a civil monetary penalty was paid to the DOJ in January 2017. The settlement also required the above-mentioned entities to provide certain levels of consumer relief measures, including affordable housing payments and loan forgiveness, and the DOJ and Credit Suisse agreed to the appointment of an independent monitor to oversee the completion of the consumer relief requirements of the settlement. Credit Suisse currently anticipates that it will take much longer than the five-year period provided in the settlement to satisfy in full its obligations in respect of these consumer relief measures and that it may only complete them by 2026 or later, subject to market conditions and the Group’s risk appetite. In light of Credit Suisse’s current plans as to how it will satisfy these obligations, Credit Suisse expects to incur additional costs beyond those previously anticipated in relation to satisfying those obligations. The amount of consumer relief Credit Suisse must provide also increases after 2021 pursuant to the original settlement by 5% per annum of the outstanding amount due until these obligations are settled. The monitor publishes reports periodically on these consumer relief matters.
NJAG litigation
On December 18, 2013, the New Jersey Attorney General (NJAG), on behalf of the State of New Jersey, filed a civil action in the Superior Court of New Jersey, Chancery Division, Mercer County (SCNJ), against CSS LLC and affiliated entities in their roles as issuer, sponsor, depositor and/or underwriter of RMBS transactions prior to 2008. The original complaint, which referenced 13 RMBS issued, sponsored, deposited and underwritten by CSS LLC and its affiliates in 2006 and 2007, alleges that CSS LLC and its affiliates misled investors and engaged in fraud or deceit in connection with the offer and sale of RMBS, and seeks an unspecified amount of damages. On August 21, 2014, the SCNJ dismissed without prejudice the action brought against CSS LLC and its affiliates by the NJAG. On September 4, 2014, the NJAG filed an amended complaint against CSS LLC and its affiliates, asserting additional allegations but not expanding the number of claims or RMBS referenced in the original complaint. On August 21, 2019, the NJAG filed a motion for partial summary judgment. On November 18, 2019, CSS LLC and its affiliates filed a cross-motion for partial summary judgment. On June 17, 2021, the SCNJ entered orders granting the motion for partial summary judgment filed by the NJAG and denying the cross-motion for partial summary judgment filed by CSS LLC and its affiliates. On September 8, 2021, the SCNJ scheduled trial in the action to begin in September 2022.
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
Individual investor actions
CSS LLC as an RMBS issuer, underwriter and/or other participant, along with other defendants, has been named as a defendant in: an action brought by the Federal Deposit Insurance Corporation (FDIC), as receiver for Colonial Bank, in the US District Court for the Southern District of New York (SDNY), in which claims against CSS LLC relate to approximately USD 92 million of the RMBS at issue (approximately 23% of the USD 394 million at issue against all defendants in the operative pleading). This action is at an intermediate procedural stage.
CSS LLC and certain of its affiliates are the only defendants named in an action brought by IKB Deutsche Industriebank AG and affiliated entities in the Supreme Court for the State of New York, New York County (SCNY), in which claims against CSS LLC and its affiliates relate to approximately USD 97 million of RMBS at issue; this action is at an intermediate procedural stage.
In early March 2022, in an action brought by the FDIC, as receiver for Citizens National Bank and Strategic Capital Bank, in the SDNY, in which claims related to approximately USD 28 million of RMBS at issue, the parties executed an agreement to settle and dismiss all claims against CSS LLC and its affiliates.
Monoline insurer disputes
CSS LLC and certain of its affiliates were defendants in one monoline insurer action in the SCNY, commenced by MBIA Insurance Corp. (MBIA) as guarantor for payments of principal and interest related to approximately USD 770 million of RMBS issued in an offering sponsored by the Credit Suisse defendants. One theory of liability advanced by MBIA was that an affiliate of CSS LLC must repurchase certain mortgage loans from the trusts at issue. MBIA claimed that the vast majority of the underlying mortgage loans breach certain representations and warranties, and that the affiliate has failed to repurchase the allegedly defective loans. MBIA submitted repurchase demands for loans with an original principal balance of approximately USD 549 million. On August 2, 2019, the SCNY concluded a two-week bench trial. On November 30, 2020, the SCNY issued a post-trial order determining liability, and on January 25, 2021 entered an order setting damages in the amount of USD 604 million. On February 11, 2021, following a settlement in the amount of USD 600 million, for which Credit Suisse was fully reserved, the SCNY dismissed with prejudice all claims against CSS LLC and its affiliates.
Repurchase litigations
DLJ Mortgage Capital, Inc. (DLJ) is a defendant in: (i) one action brought by Asset Backed Securities Corporation Home Equity Loan Trust, Series 2006-HE7, in which plaintiff alleges damages of not less than USD 374 million, increased from not less than USD 341 million, in an amended complaint filed on August 19, 2019, which action is proceeding in the SCNY following the resolution of a previously pending appeal; on January 13, 2020, DLJ filed a motion to dismiss; (ii) one action brought by Home Equity Asset Trust, Series 2006-8, in which plaintiff alleges damages of not less than USD 436 million; (iii) one action brought by Home Equity Asset Trust 2007-1, in which plaintiff alleges damages of not less than USD 420 million; on December 27, 2018, the SCNY denied DLJ’s motion for partial summary judgment in this action, and the Appellate Division First Department of the SCNY (First Department) affirmed the SCNY’s summary judgment order on October 10, 2019; on January 30, 2020, DLJ obtained leave to further appeal to the New York State Court of Appeals; on May 6, 2021, following oral argument, the New York State Court of Appeals ordered re-argument of the appeal, which took place on February 8, 2022; on June 1, 2021, the SCNY postponed the commencement of the trial that had been scheduled to begin on October 11, 2021 until May 31, 2022; the commencement of the trial remains subject to the final resolution of DLJ’s summary judgment appeal; (iv) one action brought by Home Equity Asset Trust 2007-2, in which plaintiff alleges damages of not less than USD 495 million; and (v) one action brought by CSMC Asset-Backed Trust 2007-NC1, in which no damages amount is alleged. These actions are brought in the SCNY and are at various procedural stages. DLJ is also a defendant in one action brought by Home Equity Asset Trust Series 2007-3, in which plaintiff alleges damages of not less than USD 206 million. On March 5, 2022, the parties executed an agreement to settle this action. The settlement remains subject to approval through a trust instruction proceeding to be brought in Minnesota state court by the trustee of the plaintiff trust. DLJ and its affiliate, Select Portfolio Servicing, Inc. (SPS), are defendants in two actions that have been consolidated for certain procedural purposes, including trial, in the SCNY: one action brought by Home Equity Mortgage Trust Series 2006-1, Home Equity Mortgage Trust Series 2006-3 and Home Equity Mortgage Trust Series 2006-4, in which plaintiffs allege damages of not less than USD 730 million, and allege that SPS obstructed the investigation into the full extent of the defects in the mortgage pools by refusing to afford the trustee reasonable access to certain origination files; and one action brought by Home Equity Mortgage Trust Series 2006-5, in which plaintiff alleges damages of not less than USD 500 million, and alleges that SPS likely discovered DLJ’s alleged breaches of representations and warranties but did not notify the trustee of such breaches, in alleged violation of its contractual obligations. On January 10, 2019, the SCNY denied DLJ’s motion for partial summary judgment in these actions, and the First Department affirmed the SCNY’s summary judgment order on September 17, 2019. On December 12, 2019, DLJ obtained leave to further appeal to the New York State Court of Appeals. On April 19, 2021, the parties executed an agreement to settle both actions for the aggregate amount of USD 500 million, for which Credit Suisse was fully reserved. The settlement remains subject to approval through a trust instruction proceeding to be brought in Minnesota state court by the trustee of the plaintiff trusts. Pursuant to the settlement, on April 23, 2021, DLJ’s appeal to the New York State Court of Appeals from the denial of its partial summary judgment motion in these actions was withdrawn. On June 4, 2021, the SCNY vacated the trial in these actions that had been scheduled to begin on January 10, 2022.
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
Bank loan litigation
CSS LLC and certain of its affiliates are the subject of certain litigation relating to certain real estate developments including Yellowstone Club and Lake Las Vegas as well as other similar real estate developments. Credit Suisse defendants in these matters arranged, and acted as the agent bank for, syndicated loans provided to borrowers affiliated with such real estate developments, and who have since gone through bankruptcy or foreclosure. Such litigation includes two cases brought in Texas and New York state courts by entities related to Highland Capital Management LP (Highland). In the case in Texas state court, a jury trial was held in December 2014 on Highland’s claim for fraudulent inducement by affirmative misrepresentation and omission. A verdict was issued for the plaintiff on its claim for fraudulent inducement by affirmative misrepresentation, but the jury rejected its claim that CSS LLC and an affiliate had committed fraudulent inducement by omission. The Texas judge held a bench trial on Highland’s remaining claims in May and June 2015, and entered judgment in the amount of USD 287 million (including prejudgment interest) for the plaintiff on September 4, 2015. Both parties appealed and on February 21, 2018 the appeals court affirmed the lower court’s decision. On July 18, 2018, the defendants filed a request for review by the Texas Supreme Court. On April 24, 2020, the Texas Supreme Court issued a ruling reversing a portion of the trial court’s September 4, 2015 judgment related to the bench trial held in May and June 2015, thereby dismissing plaintiff’s breach of contract, breach of the implied duty of good faith and fair dealing, aiding and abetting fraud, and civil conspiracy claims, including damages of approximately USD 212 million, exclusive of interest, but left standing the separate December 2014 jury verdict for plaintiff on its claims for fraudulent inducement by affirmative misrepresentation. On June 10, 2020, Highland filed a motion for rehearing in the Texas Supreme Court, which the court denied on October 2, 2020. The Texas Supreme Court subsequently remanded the case back to the trial court for further proceedings related to the calculation of damages and interest. On June 25, 2021, the trial court entered a new judgment, which awarded plaintiff a total of approximately USD 121 million. CSS LLC and its affiliates filed a notice of appeal from the judgment on July 23, 2021.
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
Credit Suisse Group AG, Credit Suisse AG, and Credit Suisse Securities (Europe) Limited received a Statement of Objections and a Supplemental Statement of Objections from the Commission on July 26, 2018 and March 19, 2021, respectively, which allege that Credit Suisse entities engaged in anticompetitive practices in connection with their foreign exchange trading business. On December 6, 2021, the Commission issued a formal decision imposing a fine of EUR 83.3 million. On February 15, 2022, Credit Suisse appealed this decision to the EU General Court.
The reference rates investigations have also included information requests from regulators concerning supranational, sub-sovereign and agency (SSA) bonds and commodities markets. Credit Suisse is cooperating fully with these investigations.
On December 20, 2018, Credit Suisse Group AG and Credit Suisse Securities (Europe) Limited received a Statement of Objections from the Commission, alleging that Credit Suisse entities engaged in anticompetitive practices in connection with their SSA bonds trading business. On April 28, 2021, the Commission issued a formal decision imposing a fine of EUR 11.9 million. On July 8, 2021, Credit Suisse appealed this decision to the EU General Court.
The investigations are ongoing and it is too soon to predict the final outcome of the investigations.
Civil litigation
USD LIBOR litigation
Beginning in 2011, certain Credit Suisse entities were named in various putative class and individual lawsuits filed in the US, alleging banks on the US dollar LIBOR panel manipulated US dollar LIBOR to benefit their reputation and increase profits. All remaining matters have been consolidated for pre-trial purposes into a multi-district litigation in the SDNY. The majority of the actions have been stayed since their outset, while a handful of individual actions and putative class actions have been proceeding.
In a series of rulings between 2013 and 2019 on motions to dismiss, the SDNY (i) narrowed the claims against the Credit Suisse entities and the other defendants (dismissing antitrust, Racketeer Influenced and Corrupt Organizations Act (RICO), Commodity Exchange Act, and state law claims), (ii) narrowed the set of plaintiffs who may bring claims, and (iii) narrowed the set of defendants in the LIBOR actions (including the dismissal of several Credit Suisse entities from various cases on personal jurisdiction and statute of limitation grounds). In 2017, a number of putative class and individual plaintiffs appealed the dismissal of plaintiffs’ antitrust claims to the United States Court of Appeals for the Second Circuit (Second Circuit). On December 30, 2021, the Second Circuit affirmed in part and reversed in part the district court’s decision and remanded the case to district court. On September 21, 2021, in the non-stayed putative class action brought in the multi-district litigation in the SDNY by holders of bonds tied to LIBOR, the parties entered into an agreement to settle all claims. The settlement remains subject to court approval. Separately, on February 4, 2022, three actions brought by individual plaintiffs were dismissed against Credit Suisse.
On June 23, 2020, the plaintiffs in the non-stayed putative class action brought on behalf of those who lent at rates tied to LIBOR appealed the dismissal of their claims to the Second Circuit, challenging the district court’s personal jurisdiction and statute of limitations rulings. On November 17, 2021, the parties entered into an agreement to settle all claims. The settlement remains subject to court approval.
Separately, on May 4, 2017, the plaintiffs in three non-stayed putative class actions moved for class certification. On February 28, 2018, the SDNY denied certification in two of the actions and granted certification over a single antitrust claim in an action brought by over-the-counter purchasers of LIBOR-linked derivatives. In the same decision, the court dismissed Credit Suisse AG, the only remaining Credit Suisse entity in the action, from the over-the-counter action. All parties moved for immediate appellate review of the class-certification decisions, and the Second Circuit denied their petitions for review.
USD ICE LIBOR litigation
In January 2019, members of the US dollar Intercontinental Exchange (ICE) LIBOR panel, including Credit Suisse Group AG and certain of its affiliates, were named in three civil putative class action lawsuits alleging that panel banks suppressed US dollar ICE LIBOR to benefit defendants’ trading positions. These actions have been consolidated in the SDNY. On July 1, 2019, plaintiffs filed a consolidated complaint. On August 30, 2019, defendants filed a motion to dismiss. On March 26, 2020, the SDNY granted defendants’ motion to dismiss. On April 24, 2020, plaintiffs filed a notice of appeal. On February 14, 2022, the Second Circuit dismissed the appeal.
On August 18, 2020, members of the ICE LIBOR panel, including Credit Suisse Group AG and certain of its affiliates, were named in a civil action in the US District Court for the Northern District of California, alleging that panel banks manipulated ICE LIBOR to profit from variable interest loans and credit cards. On November 10, 2020, plaintiffs filed a motion for preliminary and permanent injunction that seeks to enjoin the panel banks from continuing to set LIBOR or that would automatically set the benchmark to zero every day. The motion was denied on December 23, 2021. On November 11, 2020, defendants filed a motion to transfer the case to the SDNY. On June 3, 2021, the court denied defendants’ motion to transfer the case to the SDNY. On September 30, 2021, defendants filed motions to dismiss.
CHF LIBOR litigation
In February 2015, various banks that served on the Swiss franc LIBOR panel, including Credit Suisse Group AG, were named in a civil putative class action lawsuit filed in the SDNY, alleging manipulation of Swiss franc LIBOR to benefit defendants’ trading positions. On September 25, 2017, the SDNY granted defendants’ motion to dismiss all claims, but permitted the plaintiffs to file an amended complaint. Defendants filed motions to dismiss the amended complaint on February 7, 2018. On September 16, 2019, the SDNY granted defendants’ motions to dismiss, finding that the court lacked subject matter jurisdiction over the case. On October 16, 2019, plaintiffs filed a notice of appeal. On September 21, 2021, the Second Circuit granted the parties’ joint motion to remand the case to the SDNY.
SIBOR/SOR litigation
In July 2016, various banks that served on the Singapore Interbank Offered Rate (SIBOR) and Singapore Swap Offer Rate (SOR) panels, including Credit Suisse Group AG and affiliates, were named in a civil putative class action lawsuit filed in the SDNY, alleging manipulation of SIBOR and SOR to benefit defendants’ trading positions. On August 18, 2017, the SDNY dismissed all claims against Credit Suisse Group AG and affiliates (and various other defendants) but granted the plaintiffs leave to amend their complaint. On October 4, 2018, the SDNY granted in part and denied in part defendants’ motion to dismiss plaintiffs’ second amended complaint, dismissing all but one plaintiff from the action. On October 25, 2018, the remaining plaintiff filed a third amended complaint. The remaining defendants moved to dismiss on November 15, 2018. On July 26, 2019, the SDNY granted defendants’ motion to dismiss and denied plaintiff’s motion for leave to amend, holding that the court lacked subject matter jurisdiction over the action. On August 26, 2019, plaintiff filed a notice of appeal. On March 17, 2021, the Second Circuit vacated the judgment from the SDNY dismissing the case for lack of subject matter jurisdiction and remanded the case to the SDNY for further proceedings. On April 14, 2021, defendants filed a petition for rehearing and rehearing en banc of the Second Circuit’s decision. On May 6, 2021, the Second Circuit denied defendants' petition, and the case has been remanded to the SDNY for further proceedings.
Foreign exchange litigation
Credit Suisse Group AG and affiliates as well as other financial institutions are named in a number of pending civil lawsuits in the SDNY relating to the alleged manipulation of foreign exchange rates.
The first pending matter is a putative consolidated class action. On January 28, 2015, the court denied defendants’ motion to dismiss the original consolidated complaint brought by US-based investors and foreign plaintiffs who transacted in the US, but granted their motion to dismiss the claims of foreign-based investors for transactions outside of the US. In July 2015, plaintiffs filed a second consolidated amended complaint, adding additional defendants and asserting additional claims on behalf of a second putative class of exchange investors. On September 20, 2016, the SDNY granted in part and denied in part a motion to dismiss filed by the Group and affiliates, along with other financial institutions, which reduced the size of the putative class, but allowed the primary antitrust and Commodity Exchange Act claims to survive. On May 31, 2018, plaintiffs served a motion for class certification, which the Group and affiliates opposed on October 25, 2018. On September 3, 2019, the SDNY denied plaintiffs’ motion for certification of a Rule 23(b)(3) damages class, ruling that proof of both injury and damages must proceed on an individual basis, but granted certification as to two threshold issues concerning the alleged conspiracy. The SDNY also denied plaintiffs’ motion for certification of a second proposed class in its entirety. On January 29, 2021, Credit Suisse Group AG and affiliates moved for summary judgment. On March 5, 2021, plaintiffs moved for summary judgment. On February 1, 2022, the SDNY denied the parties’ cross-motions for summary judgment.
The second matter names Credit Suisse Group AG and affiliates in a putative class action filed in the SDNY on July 12, 2017, alleging improper practices in connection with electronic foreign exchange trading. On April 12, 2018, the SDNY granted defendants’ motion to compel arbitration. On August 6, 2021, plaintiffs voluntarily dismissed the lawsuit.
The third pending matter originally named Credit Suisse Group AG and affiliates, as well as other financial institutions, in a civil action filed in the SDNY on November 13, 2018. This action is based on the same alleged conduct as the consolidated class action. On March 1, 2019, plaintiffs filed an amended complaint. On April 1, 2019, defendants filed motions to dismiss. On April 23, 2019, plaintiffs sought leave to file a second amended complaint in lieu of responding to defendants’ motions. On April 26, 2019, the SDNY ordered plaintiffs to file their second amended complaint subject to defendants’ right to oppose the amendment and to renew their motions to dismiss, and on June 11, 2019, plaintiffs filed a second amended complaint. On June 28, 2019, plaintiffs voluntarily dismissed Credit Suisse Group AG. On July 25, 2019, defendants filed motions to dismiss the second amended complaint. On September 6, 2019, plaintiffs voluntarily dismissed Credit Suisse International (CSI). The claims against Credit Suisse AG and CSS LLC remain pending. On May 28, 2020, the court granted in part and denied in part defendants’ motion to dismiss the second amended complaint. On July 28, 2020, plaintiffs filed a third amended complaint.
Credit Suisse Group AG and certain of its affiliates, together with other financial institutions, have also been named in two Canadian putative class actions proceeding in Ontario and Quebec, which make allegations similar to the consolidated class action. On April 14, 2020, in the matter proceeding in Ontario, the court granted in part and denied in part plaintiffs’ motion for class certification, certifying a class comprising all persons in Canada who, between 2003 and 2013, entered into an FX instrument transaction with a defendant or through an intermediary. The courts in Ontario and Quebec entered orders on September 23, 2021 and October 20, 2021, respectively, granting final approval to Credit Suisse’s settlement agreement with the plaintiffs for CAD 5.56 million.
Credit Suisse AG, together with other financial institutions, has also been named in a consolidated putative class action in Israel, which makes allegations similar to the consolidated class action.
Treasury markets litigation
CSS LLC, along with over 20 other primary dealers of US treasury securities, has been named in a number of putative civil class action complaints in the US relating to the US treasury markets. These complaints generally allege that defendants colluded to manipulate US treasury auctions, as well as the pricing of US treasury securities in the when-issued market, with impacts upon related futures and options. These actions have been consolidated into a multi-district litigation in the SDNY. On August 23, 2017, the SDNY appointed lead counsel, and on August 25, 2017, three purported class representatives re-filed their complaints as a collective individual action. On November 15, 2017, plaintiffs filed a consolidated amended class action complaint naming CSS LLC, Credit Suisse Group AG, and CSI, along with a narrower group of other defendants. The consolidated complaint contains previously-asserted allegations as well as new allegations concerning a group boycott to prevent the emergence of anonymous, all-to-all trading in the secondary market for treasury securities. On February 23, 2018, defendants served motions to dismiss on plaintiffs and the SDNY entered a stipulation voluntarily dismissing Credit Suisse Group AG and other defendant holding companies. On March 26, 2018, the SDNY entered a stipulation voluntarily dismissing CSI for lack of personal jurisdiction. On March 31, 2021, the SDNY granted defendants’ motions to dismiss. On May 14, 2021, plaintiffs filed an amended complaint against CSS LLC, CSI and other defendants. On July 20, 2021, the SDNY entered a stipulation voluntarily dismissing CSI. On August 4, 2021, defendants filed a motion to dismiss.
SSA bonds litigation
Credit Suisse Group AG and affiliates, along with other financial institutions and individuals, have been named in several putative class action complaints filed in the SDNY relating to SSA bonds. The complaints generally allege that defendants conspired to fix the prices of SSA bonds sold to and purchased from investors in the secondary market. These actions have been consolidated in the SDNY. On April 7, 2017, plaintiffs filed a consolidated class action complaint. Plaintiffs filed a consolidated amended class action complaint on November 3, 2017, which defendants moved to dismiss on December 12, 2017. On August 24, 2018, the SDNY granted defendants’ motion to dismiss for failure to state a claim, but granted plaintiffs leave to amend. On November 6, 2018, plaintiffs filed a second consolidated amended class action complaint, which defendants moved to dismiss on December 21, 2018. On September 30, 2019, the SDNY granted the motion to dismiss for lack of personal jurisdiction and improper venue made by Credit Suisse and certain other defendants and subsequently indicated that it would further address the motion to dismiss for failure to state a claim made by CSS LLC and certain other defendants. On March 18, 2020, the SDNY issued an additional opinion granting the motion to dismiss for failure to state a claim. On June 1, 2020, plaintiffs filed a notice of appeal. On July 19, 2021, the Second Circuit affirmed the SDNY’s September 30, 2019 and March 18, 2020 decisions granting defendants’ motions to dismiss. On August 2, 2021, the plaintiffs filed a petition for rehearing en banc and panel rehearing, which the Second Circuit denied on September 2, 2021.
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
In April 2021, in the four civil actions brought in Louisiana federal court, the parties entered into an agreement to settle all claims. On June 9, 2021, plaintiffs voluntarily dismissed each action.
Credit default swap auction litigation
On June 30, 2021, Credit Suisse Group AG and affiliates, along with other banks and entities, were named in a putative class action complaint filed in the US District Court for the District of New Mexico alleging manipulation of credit default swap final auction prices. On November 15, 2021, defendants filed motions to dismiss. On February 4, 2022, in lieu of responding to defendants’ motion to dismiss, plaintiffs voluntarily dismissed their claims against Credit Suisse Group and certain non-Credit Suisse entities and filed an amended complaint naming Credit Suisse AG and affiliates, along with other banks and entities.
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
On February 20, 2019, class plaintiffs in the consolidated multi-district litigation filed a motion for class certification. On March 20, 2019, class plaintiffs filed a fourth amended consolidated class action complaint. On June 18, 2019, defendants filed their opposition to plaintiffs’ motion for class certification. On January 21, 2022, the parties entered into an agreement to settle all class action claims. The settlement remains subject to court approval.
On June 8, 2017, Credit Suisse Group AG and affiliates, along with other financial institutions, were named in a civil action filed in the SDNY by Tera Group, Inc. and related entities (Tera), alleging violations of antitrust law in connection with the allegation that credit default swap (CDS) dealers conspired to block Tera’s electronic CDS trading platform from successfully entering the market. On September 11, 2017, defendants filed a motion to dismiss. On July 30, 2019, the SDNY granted in part and denied in part defendants’ motion to dismiss. On January 30, 2020, plaintiffs filed an amended complaint. On April 3, 2020, defendants filed a motion to dismiss.
Credit Suisse Group AG and certain of its affiliates, as well as other financial institutions, were originally named in a number of civil lawsuits in the SDNY, certain of which are brought by class action plaintiffs alleging that the defendants conspired to keep stock-loan trading in an over-the-counter market and collectively boycotted certain trading platforms that sought to enter the market, and certain of which are brought by trading platforms that sought to enter the market alleging that the defendants collectively boycotted the platforms. The SDNY denied defendants’ motions to dismiss in the putative class action. On February 22, 2021, plaintiffs filed a motion for class certification in the putative class action. On June 29, 2021, defendants filed their opposition to plaintiffs’ motion for class certification. On October 5, 2021, plaintiffs filed their reply to defendants’ opposition to their motion for class certification. In each of the lawsuits, the court entered a stipulation voluntarily dismissing Credit Suisse Group AG and other defendant holding companies, although certain Credit Suisse Group AG affiliates remain part of the ongoing action. On January 20, 2022, the parties entered into an agreement to settle all class action claims. The settlement remains subject to court approval.
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
On October 1, 2021, in a consolidated civil litigation brought in the SDNY by entities that developed a trading platform for stock loans that sought to enter the market, alleging that the defendants collectively boycotted the platform, the court granted defendants’ motion to dismiss. On October 25, 2021, plaintiffs filed a notice of appeal.
On April 21, 2020, CSS LLC and other financial institutions were named in a putative class action complaint filed in the SDNY, alleging a conspiracy among the financial institutions to boycott electronic trading platforms and fix prices in the secondary market for odd-lot corporate bonds. On July 14, 2020, plaintiff filed an amended complaint. On September 10, 2020, defendants filed a motion to dismiss. On October 25, 2021, the SDNY granted defendants’ motion to dismiss. On November 23, 2021, plaintiffs filed a notice of appeal to the Second Circuit.
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
Another lawsuit was filed on November 9, 2017 in the SDNY against a number of banks, including Credit Suisse AG, alleging claims under the ATA. On March 2, 2018, Credit Suisse AG and other defendants filed motions to dismiss the plaintiffs’ complaint. On March 28, 2019, the SDNY granted the motion to dismiss. On April 22, 2019, plaintiffs filed a motion for leave to amend their complaint, which defendants opposed on May 20, 2019. On February 25, 2020, the court denied plaintiffs’ motion to amend their complaint and dismissed the case with prejudice as to Credit Suisse AG and the other moving bank defendants. On May 28, 2020, plaintiffs filed a motion to appeal the court’s February 25, 2020 decision, which the moving defendants opposed on June 11, 2020. On June 29, 2021, the court denied the plaintiffs’ motion to appeal the court’s February 25, 2020 decision.

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
All of the cases, except for the one in which plaintiffs have filed a notice of appeal, have been stayed pending the outcome of the decision on appeal.
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
Civil lawsuits were initiated between August 7, 2017 and August 25, 2017 in the High Court of Singapore and the Supreme Court of Bermuda against Credit Suisse AG and/or certain affiliates, based on the findings established in the criminal proceedings against the former relationship manager.
In Singapore, on August 31, 2018, the civil lawsuit was stayed by an Assistant Registrar of the High Court of Singapore and plaintiffs appealed the decision. On January 18, 2019, the Singapore High Court dismissed the plaintiffs’ appeal and upheld the Assistant Registrar’s decision to stay the civil proceedings in Singapore. On April 29, 2019, the plaintiffs appealed the decision of the Singapore High Court only with respect to their action against the Credit Suisse affiliate. On June 21, 2019, the plaintiffs discontinued their action against Credit Suisse AG. On July 3, 2020, the Singapore Court of Appeals granted the plaintiffs’ appeal against the Credit Suisse affiliate and lifted the stay of the civil proceedings, allowing the plaintiffs’ civil claim to proceed in the Singapore High Court. On July 10, 2020, plaintiffs filed an amended statement of claim in the Singapore High Court. On March 9, 2021 the Singapore High Court transferred the civil lawsuit to the Singapore International Commercial Court where trial is scheduled to begin in September 2022.
In Bermuda, in the civil lawsuit brought against a Credit Suisse affiliate, trial took place in the Supreme Court of Bermuda in November and December 2021.
FIFA-related matters
In connection with investigations by US government authorities into the involvement of financial institutions in the alleged bribery and corruption surrounding the Fédération Internationale de Football Association (FIFA), Credit Suisse received inquiries regarding its banking relationships with certain individuals and entities associated with FIFA, including but not limited to certain persons and entities named and/or described in the May 20, 2015 indictment and the November 25, 2015 superseding indictment filed by the Eastern District of New York US Attorney’s Office. The investigations encompassed whether multiple financial institutions, including Credit Suisse, permitted the processing of suspicious or otherwise improper transactions, or failed to observe anti-money laundering laws and regulations, with respect to the accounts of certain persons and entities associated with FIFA. Credit Suisse continues to cooperate with US authorities on this matter. As previously disclosed, the Swiss Financial Market Supervisory Authority FINMA (FINMA) announced the conclusion of its related investigation in 2018.
External asset manager matter
Several clients have claimed that an external asset manager based in Geneva misappropriated funds, forged bank statements, transferred assets between client accounts at Credit Suisse AG as custodian to conceal losses and made investments without the authorization of those clients. The Geneva Prosecutor’s Office initiated a criminal investigation against representatives of the external asset manager and two former Credit Suisse AG employees. This investigation was expanded in November 2018 to also include one former and one current Credit Suisse AG employee and Credit Suisse AG itself in order to assess the sufficiency of Credit Suisse AG’s controls and supervision. In the third quarter of 2019, Credit Suisse AG entered into a two stage, conditional settlement agreement with affected clients. With the cooperation of the Geneva Prosecutor’s Office, the first stage of the settlement was completed in November 2019. On April 15, 2021, the Geneva Prosecutor’s Office issued an order closing and discontinuing the criminal investigation against Credit Suisse AG and its employees. In May 2021, Credit Suisse completed the second and final stage of the settlement with affected clients.
Israel Desk matters
Credit Suisse has received governmental and regulatory inquiries concerning cross-border services provided by Credit Suisse’s Switzerland-based Israel Desk. Credit Suisse is conducting a review of these issues and has been cooperating with the authorities.
Mozambique matter
Credit Suisse has been subject to investigations by regulatory and enforcement authorities, as well as civil litigation, regarding certain Credit Suisse entities’ arrangement of loan financing to Mozambique state enterprises, Proindicus S.A. and Empresa Mocambiacana de Atum S.A. (EMATUM), a distribution to private investors of loan participation notes (LPN) related to the EMATUM financing in September 2013, and certain Credit Suisse entities’ subsequent role in arranging the exchange of those LPNs for Eurobonds issued by the Republic of Mozambique. On January 3, 2019, the United States Attorney for the Eastern District of New York unsealed an indictment against several individuals in connection with the matter, including three former Credit Suisse employees. On May 20, 2019, July 19, 2019 and September 6, 2019, the three former employees pleaded guilty to accepting improper personal benefits in connection with financing transactions carried out with two Mozambique state enterprises.
On October 19, 2021, Credit Suisse reached settlements with the DOJ, the US Securities Exchange Commission (SEC), the UK Financial Conduct Authority (FCA) and FINMA to resolve inquiries by these agencies. Credit Suisse Group AG entered into a three-year Deferred Prosecution Agreement (DPA) with the DOJ in connection with the criminal information charging Credit Suisse Group AG with conspiracy to commit wire fraud and consented to the entry of a Cease and Desist Order by the SEC. Under the terms of the DPA, Credit Suisse Group AG will continue its compliance enhancement and remediation efforts, report to the DOJ on those efforts for three years and undertake additional measures as outlined in the DPA. Credit Suisse also agreed to pay a net penalty to the DOJ of approximately USD 175.5 million, which will be payable following the conclusion of the sentencing process. If Credit Suisse Group AG adheres to the DPA’s conditions, the charges will be dismissed at the end of the DPA’s three-year term. In addition, Credit Suisse Securities Europe Limited (CSSEL) has pleaded guilty to one count of conspiracy to violate the US federal wire fraud statute. CSSEL will be bound by the same compliance, remediation and reporting obligations as Credit Suisse Group AG under the DPA. Under the terms of the SEC Cease and Desist Order, Credit Suisse paid a civil penalty of USD 65 million and approximately USD 34 million in disgorgement and pre-judgment interest in connection with violations of the US Securities Exchange Act of 1934 (Exchange Act) and the US Securities Act of 1933 (Securities Act) anti-fraud provisions (Exchange Act Section 10(b) and Rule 10b-5 thereunder and Securities Act Sections 17(a)(1), (2) and (3)) as well as the Exchange Act internal accounting controls and books and records provisions (Sections 13(b)(2)(A) and 13(b)(2)(B)). The total monetary sanctions to be paid to the DOJ and SEC, taking into account various credits and offsets, are approximately USD 275 million. Under the terms of the resolution with the DOJ, Credit Suisse will also be required to pay restitution to any eligible investors in the 2016 Eurobonds issued by the Republic of Mozambique. Investor eligibility and restitution amounts will be determined by the US District Court for the Eastern District of New York at a date currently expected to be in May 2022.
In the resolution with the FCA, CSSEL, CSI and Credit Suisse AG, London Branch agreed that, in respect of these transactions with Mozambique, its UK operations had failed to conduct business with due skill, care and diligence and to take reasonable care to organize and control its affairs responsibly and effectively, with adequate risk management systems. Credit Suisse paid a penalty of approximately USD 200 million and has also agreed with the FCA to forgive USD 200 million of debt owed to Credit Suisse by Mozambique.
FINMA also entered a decree announcing the conclusion of its enforcement proceeding and finding that Credit Suisse AG and Credit Suisse (Schweiz) AG violated the duty to file a suspicious activity report in Switzerland, and Credit Suisse Group AG did not adequately manage and address the risks arising from specific sovereign lending and related securities transactions. It has ordered the bank to remediate all deficiencies identified by June 30, 2022 and has appointed an independent third party to review the implementation and effectiveness of these measures. FINMA will also arrange for certain existing transactions to be reviewed by the same independent third party on the basis of specific risk criteria, and will require enhanced disclosure of certain sovereign transactions until all remedial measures have been satisfactorily implemented.
On February 27, 2019, certain Credit Suisse entities, the same three former employees, and several other unrelated entities were sued in the English High Court by the Republic of Mozambique. On January 21, 2020, the Credit Suisse entities filed their defense. On June 26, 2020 the Credit Suisse entities filed third party claims against the project contractor and several Mozambique officials. The Republic of Mozambique filed an updated Particulars of Claim on October 27, 2020, and the Credit Suisse entities filed their amended defense and counterclaim on January 15, 2021. Following the announcement of the global regulatory resolution on October 19, 2021, Credit Suisse filed a re-amended defense on December 24, 2021. The Republic of Mozambique seeks a declaration that the sovereign guarantee issued in connection with the ProIndicus loan syndication arranged and funded, in part, by a Credit Suisse subsidiary is void and also seeks unspecified damages alleged to have arisen in connection with the transactions involving ProIndicus and EMATUM, and a transaction in which Credit Suisse had no involvement with Mozambique Asset Management S.A. Also on January 15, 2021, the project contractor filed a cross claim against the Credit Suisse entities (as well as the three former Credit Suisse employees and various Mozambican officials) seeking an indemnity and/or contribution in the event that the contractor is found liable to the Republic of Mozambique. The English High Court has scheduled trial to begin in October 2023.
On April 27, 2020, Banco Internacional de Moçambique (BIM), a member of the ProIndicus syndicate, brought a claim against certain Credit Suisse entities seeking, contingent on the Republic of Mozambique’s claim, a declaration that Credit Suisse is liable to compensate it for alleged losses suffered as a result of any invalidity of the sovereign guarantee. The Credit Suisse entities filed their defense to this claim on August 28, 2020, to which BIM replied on October 16, 2020. Credit Suisse filed an amended defense on December 15, 2021, and BIM filed its amended reply on January 5, 2022.
On December 17, 2020, two members of the ProIndicus syndicate, Beauregarde Holdings LLP and Orobica Holdings LLC (B&O), filed a claim against certain Credit Suisse entities in respect of their interests in the ProIndicus loan, seeking unspecified damages stemming from the alleged loss suffered due to their reliance on representations made by Credit Suisse to the syndicate lenders. Credit Suisse filed their defense to this claim on February 24, 2021. On February 4, 2022 B&O filed an amended claim, and Credit Suisse filed an amended defense on February 18, 2022.
On June 3, 2021, United Bank for Africa PLC (UBA), a member of the ProIndicus syndicate, brought a claim against certain Credit Suisse entities seeking, contingent on the Republic of Mozambique’s claim, a declaration that Credit Suisse is liable to compensate it for alleged losses suffered as a result of any invalidity of the sovereign guarantee. The Credit Suisse entities filed their defense to this claim on July 1, 2021 and filed an amended defense on December 15, 2021, and UBA filed its amended reply on January 5, 2022.
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
ETN-related litigation
Since March 14, 2018, three class action complaints were filed in the SDNY on behalf of a putative class of purchasers of VelocityShares Daily Inverse VIX Short Term Exchange Traded Notes linked to the S&P 500 VIX Short-Term Futures Index due December 4, 2030 (XIV ETNs). On August 20, 2018, plaintiffs filed a consolidated amended class action complaint, naming Credit Suisse Group AG and certain affiliates and executives, along with Janus Index & Calculation Services LLC and affiliates, which asserts claims for violations of Sections 9(a)(4), 9(f), 10(b) and 20(a) of the US Securities Exchange Act of 1934 and Rule 10b-5 thereunder and Sections 11 and 15 of the US Securities Act of 1933 and alleges that the defendants are responsible for losses to investors following a decline in the value of XIV ETNs on February 5, 2018. Defendants moved to dismiss the amended complaint on November 2, 2018. On September 25, 2019, the SDNY granted defendants’ motion to dismiss and dismissed with prejudice all claims against the defendants. On October 18, 2019, plaintiffs filed a notice of appeal. On April 27, 2021, the Second Circuit issued an order affirming in part and vacating in part the SDNY’s decision granting defendants’ motion to dismiss. On June 3, 2019, Credit Suisse AG, an affiliate and executives were named in a separate individual action brought in the SDNY by a purchaser of XIV ETNs, which asserts claims similar to those brought in the consolidated class action complaint as well as additional claims under New York and Pennsylvania state law. On November 12, 2019, defendants filed a motion to dismiss. Plaintiffs responded to the motion to dismiss by filing an amended complaint in lieu of opposing the motion to dismiss. The action has been stayed pending a resolution of the appeal in the consolidated class action. On June 4, 2021, plaintiff filed an amended complaint. On July 19, 2021, Credit Suisse AG filed a motion to dismiss. On January 6, 2022, Credit Suisse AG was named in a class action complaint filed in the SDNY brought on behalf of a putative class of short sellers of VelocityShares 3x Inverse Natural Gas Exchange Traded Notes linked to the S&P GSCI Natural Gas Index ER due February 9, 2032 (DGAZ ETNs). The complaint asserts claims for violations of Section 10(b) of the US Securities Exchange Act of 1934 and Rule 10b-5 thereunder and alleges that Credit Suisse is responsible for losses suffered by short sellers following a June 2020 announcement that Credit Suisse would delist and suspend further issuances of the DGAZ ETNs.
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

SWM
CSI is the defendant in a lawsuit brought by the German public utility company Stadtwerke München GmbH (SWM) in a German court, in connection with a series of interest rate swaps entered into between 2008 and 2012. The claimant alleges breach of an advisory duty to provide both investor- and investment-specific advice, including in particular a duty to disclose the initial mark-to-market value of the trades at inception. On March 22, 2019, the trial court (the Regional Court of Frankfurt am Main) dismissed in their entirety claims against CSI. On April 29, 2019, plaintiff filed a notice of appeal and an application for a supplementary judgment. On November 29, 2019, the court ruled on the supplementary judgment application, finding that SWM was entitled to a refund of negative interest from CSI. In March 2022, the parties reached a settlement, for which Credit Suisse is fully reserved, and will shortly apply to the court to have all proceedings discontinued against Credit Suisse.
Bulgarian former clients matter
Credit Suisse AG has been responding to an investigation by the Swiss Office of the Attorney General (SOAG) concerning the diligence and controls applied to a historical relationship with Bulgarian former clients who are alleged to have laundered funds through Credit Suisse AG accounts. On December 17, 2020, the SOAG brought charges against Credit Suisse AG and other parties. Credit Suisse AG believes its diligence and controls complied with applicable legal requirements, and intends to defend itself vigorously. The trial in the Swiss Federal Criminal Court took place in the first quarter of 2022.
SCFF
We have received requests for documents and information in connection with inquiries, investigations and/or actions relating to the supply chain finance funds (SCFF) matter by FINMA, the FCA and other regulatory and governmental agencies. Credit Suisse is cooperating with the authorities and is liaising closely with FINMA. In connection with FINMA’s enforcement action, a third party appointed by it is conducting an investigation. The Luxembourg Commission de Surveillance du Secteur Financier is also reviewing the matter through a third party. Certain civil actions have been filed by fund investors against Credit Suisse. As this matter develops, we may become subject to additional litigation and regulatory inquiries, investigations and actions.
Archegos
We have received requests for documents and information in connection with inquiries, investigations and/or actions relating to Credit Suisse’s relationship with Archegos Capital Management (Archegos), including from FINMA (assisted by a third party appointed by FINMA), the DOJ, the SEC, the US Federal Reserve, the US Commodity Futures Trading Commission, the US Senate Banking Committee, the Prudential Regulation Authority, the FCA, COMCO, the Hong Kong Competition Commission, and other regulatory and governmental agencies. Credit Suisse is cooperating with the authorities in these matters.
On April 16, 2021, Credit Suisse Group AG and certain current and former executives were named in a putative class action complaint filed in the SDNY by a holder of Credit Suisse American Depositary Receipts, asserting claims for violations of Sections 10(b) and 20(a) of the US Securities Exchange Act of 1934 and Rule 10b-5 thereunder, alleging that defendants violated US securities laws by making material misrepresentations and omissions regarding Credit Suisse’s risk management practices, including with respect to the Archegos and SCFF matters. On November 11, 2021, plaintiffs filed an amended complaint which did not include allegations related to SCFF.
As this matter develops, we may become subject to additional litigation and regulatory inquiries, investigations, and actions.
Communications recordkeeping matter
The SEC is conducting an investigation of CSS LLC concerning compliance with records preservation requirements relating to business communications sent over unapproved electronic messaging channels. CSS LLC is cooperating with the investigation. The SEC has stated that it is conducting similar investigations of record preservation practices at multiple financial institutions.
41 Significant subsidiaries and equity method investments
The entities presented in the table below generally include subsidiaries with total assets over CHF 100 million or net income attributable to shareholders over CHF 10 million. Also included are entities which are deemed regionally significant or otherwise relevant from an operational perspective.
The Group and the Bank have issued full, unconditional and several guarantees of Credit Suisse (USA), Inc.’s outstanding SEC-registered debt securities, which as of December 31, 2021 consisted of a single outstanding issuance with a balance of USD 742 million maturing in July 2032.

Significant subsidiaries
Company name	Domicile	Currency	Nominal capital in million	Equity interest in %
End of 2021
Credit Suisse Group AG
Credit Suisse AG	Zurich, Switzerland	CHF	4,399.7	100
Credit Suisse Insurance Linked Strategies Ltd	Zurich, Switzerland	CHF	0.2	100
Credit Suisse (Poland) SP. z o.o	Warsaw, Poland	PLN	20.0	100
Credit Suisse Services AG	Zurich, Switzerland	CHF	1.0	100
Credit Suisse Trust AG	Zurich, Switzerland	CHF	5.0	100
Credit Suisse Trust Holdings Limited	St. Peter Port, Guernsey	GBP	7.0	100
CS LP Holding AG	Zug, Switzerland	CHF	0.1	100
Inreska Limited	St. Peter Port, Guernsey	GBP	3.0	100
Savoy Hotel Baur en Ville AG	Zurich, Switzerland	CHF	7.5	88
Credit Suisse AG
Alpine Securitization LTD	George Town, Cayman Islands	USD	80.5	100
Banco Credit Suisse (Brasil) S.A.	São Paulo, Brazil	BRL	53.6	100
Banco Credit Suisse (Mexico), S.A.	Mexico City, Mexico	MXN	3,591.7	100
Banco de Investimentos Credit Suisse (Brasil) S.A.	São Paulo, Brazil	BRL	164.8	100
Bank-now AG	Horgen, Switzerland	CHF	30.0	100
Boston Re Ltd.	Hamilton, Bermuda	USD	2.0	100
Casa de Bolsa Credit Suisse (Mexico), S.A. de C.V.	Mexico City, Mexico	MXN	274.0	100
Column Financial, Inc.	Wilmington, United States	USD	0.0	100
Credit Suisse (Australia) Limited	Sydney, Australia	AUD	34.1	100
Credit Suisse (Brasil) S.A. Corretora de Titulos e Valores Mobiliarios	São Paulo, Brazil	BRL	98.4	100
Credit Suisse (Deutschland) Aktiengesellschaft	Frankfurt, Germany	EUR	130.0	100
Credit Suisse (Hong Kong) Limited	Hong Kong, China	HKD	8,192.9	100
Credit Suisse (Italy) S.p.A.	Milan, Italy	EUR	170.0	100
Credit Suisse (Luxembourg) S.A.	Luxembourg, Luxembourg	CHF	230.9	100
Credit Suisse (Qatar) LLC	Doha, Qatar	USD	29.0	100
Credit Suisse (Schweiz) AG	Zurich, Switzerland	CHF	100.0	100
Credit Suisse (Singapore) Limited	Singapore, Singapore	SGD	743.3	100
Credit Suisse (UK) Limited	London, United Kingdom	GBP	245.2	100
Credit Suisse (USA), Inc.	Wilmington, United States	USD	0.0	100
Credit Suisse Asset Management (Schweiz) AG	Zurich, Switzerland	CHF	0.2	100
Credit Suisse Asset Management (UK) Holding Limited	London, United Kingdom	GBP	144.2	100
Credit Suisse Asset Management International Holding Ltd	Zurich, Switzerland	CHF	20.0	100
Credit Suisse Asset Management Investments Ltd	Zurich, Switzerland	CHF	0.1	100
Credit Suisse Asset Management Limited	London, United Kingdom	GBP	45.0	100
Credit Suisse Asset Management Real Estate GmbH	Frankfurt, Germany	EUR	6.1	100
Credit Suisse Asset Management, LLC	Wilmington, United States	USD	1,115.9	100
Credit Suisse Atlas I Investments (Luxembourg) S.à.r.l.	Luxembourg, Luxembourg	USD	0.0	100
Credit Suisse Bank (Europe), S.A.	Spain, Madrid	EUR	18.0	100
Credit Suisse Brazil (Bahamas) Limited	Nassau, Bahamas	USD	70.0	100
Credit Suisse Business Analytics (India) Private Limited	Mumbai, India	INR	40.0	100
Credit Suisse Capital LLC	Wilmington, United States	USD	1,702.3	100
Credit Suisse Entrepreneur Capital AG	Zurich, Switzerland	CHF	15.0	100
Credit Suisse Equities (Australia) Limited	Sydney, Australia	AUD	62.5	100
Credit Suisse Finance (India) Private Limited	Mumbai, India	INR	1,050.1	100
Credit Suisse First Boston (Latam Holdings) LLC	George Town, Cayman Islands	USD	28.8	100
Credit Suisse First Boston Finance B.V.	Amsterdam, The Netherlands	EUR	0.0	100

Significant subsidiaries (continued)
Company name	Domicile	Currency	Nominal capital in million	Equity interest in %
Credit Suisse First Boston Mortgage Capital LLC	Wilmington, United States	USD	206.6	100
Credit Suisse First Boston Next Fund, Inc.	Wilmington, United States	USD	0.0	100
Credit Suisse Fund Management S.A.	Luxembourg, Luxembourg	CHF	0.3	100
Credit Suisse Fund Services (Luxembourg) S.A.	Luxembourg, Luxembourg	CHF	1.5	100
Credit Suisse Funds AG	Zurich, Switzerland	CHF	7.0	100
Credit Suisse Hedging-Griffo Corretora de Valores S.A.	São Paulo, Brazil	BRL	29.6	100
Credit Suisse Holding Europe (Luxembourg) S.A.	Luxembourg, Luxembourg	CHF	32.6	100
Credit Suisse Holdings (Australia) Limited	Sydney, Australia	AUD	3.0	100
Credit Suisse Holdings (USA), Inc.	Wilmington, United States	USD	550.0	100
Credit Suisse International	London, United Kingdom	USD	11,366.2	100	[1]
Credit Suisse Istanbul Menkul Degerler A.S.	Istanbul, Turkey	TRY	10.0	100
Credit Suisse Life (Bermuda) Ltd.	Hamilton, Bermuda	USD	0.5	100
Credit Suisse Loan Funding LLC	Wilmington, United States	USD	1.7	100
Credit Suisse Management LLC	Wilmington, United States	USD	891.4	100
Credit Suisse Prime Securities Services (USA) LLC	Wilmington, United States	USD	3.3	100
Credit Suisse Saudi Arabia	Riyadh, Saudi Arabia	SAR	737.5	100
Credit Suisse Securities (Canada), Inc.	Toronto, Canada	CAD	3.4	100
Credit Suisse Securities (Europe) Limited	London, United Kingdom	USD	3,859.3	100
Credit Suisse Securities (Hong Kong) Limited	Hong Kong, China	HKD	2,080.9	100
Credit Suisse Securities (India) Private Limited	Mumbai, India	INR	2,214.7	100
Credit Suisse Securities (Japan) Limited	Tokyo, Japan	JPY	78,100.0	100
Credit Suisse Securities (Johannesburg) Proprietary Limited - in liquidation	Johannesburg, South Africa	ZAR	0.0	100
Credit Suisse Securities (Malaysia) Sdn. Bhd.	Kuala Lumpur, Malaysia	MYR	100.0	100
Credit Suisse Securities (Singapore) Pte. Limited	Singapore, Singapore	SGD	30.0	100
Credit Suisse Securities (Thailand) Limited	Bangkok, Thailand	THB	500.0	100
Credit Suisse Securities (USA) LLC	Wilmington, United States	USD	2,200.7	100
Credit Suisse Services (India) Private Limited	Pune, India	INR	0.1	100
Credit Suisse Services (USA) LLC	Wilmington, United States	USD	15.4	100
CS Non-Traditional Products Ltd.	Nassau, Bahamas	USD	0.1	100
CSSEL Guernsey Bare Trust	St. Peter Port, Guernsey	USD	0.0	100
DLJ Mortgage Capital, Inc.	Wilmington, United States	USD	0.0	100
Fides Treasury Services AG	Zurich, Switzerland	CHF	2.0	100
JSC "Bank Credit Suisse (Moscow)"	Moscow, Russia	RUB	460.0	100
Lime Residential, Ltd.	Nassau, Bahamas	USD	0.0	100
LLC "Credit Suisse Securities (Moscow)"	Moscow, Russia	RUB	727.0	100
Merban Equity AG	Zug, Switzerland	CHF	0.1	100
Select Portfolio Servicing, Inc.	Utah, United States	USD	0.0	100
Solar Investco II Ltd.	George Town, Cayman Islands	USD	0.0	100
SP Holding Enterprises Corp.	Wilmington, United States	USD	0.0	100
SR Lease Co VI Ltd.	Cayman Islands	USD	0.0	100
PT Credit Suisse Sekuritas Indonesia	Jakarta, Indonesia	IDR	235,000.0	99
Credit Suisse Hypotheken AG	Zurich, Switzerland	CHF	0.1	98
Credit Suisse Securities (China) Limited	Beijing, China	CNY	1,089.0	51
1 98% of voting rights and 98% of equity interest held by Credit Suisse AG.

Significant equity method investments
Company name	Domicile	Equity interest in %

Credit Suisse Group AG
Credit Suisse Group Funding (Guernsey) Limited	St. Peter Port, Guernsey	100	[1]
Credit Suisse AG
Swisscard AECS GmbH	Horgen, Switzerland	50
Stockbrokers Holdings Pty Ltd.	Melbourne, Australia	23
ICBC Credit Suisse Asset Management Co., Ltd.	Beijing, China	20
York Capital Management Global Advisors, LLC	New York, United States	5	[2]
Holding Verde Empreendimentos e Participações S.A.	São Paulo, Brazil	0	[2]
1 Deconsolidated under US GAAP as the Group is not the primary beneficiary.
2 The Group holds a significant noncontrolling interest.
42 Credit Suisse Group parent company
Condensed statements of operations and comprehensive income
in	2021		2020	2019
Condensed statements of operations and comprehensive income (CHF million)
Dividends from subsidiaries	12		24	24
of which from bank	10		10	10
of which from non-bank	2		14	14
Interest and dividend income	2,124		1,633	1,307
of which from subsidiaries and other affiliates	2,124		1,633	1,307
Interest expense	(2,173)		(1,649)	(1,343)
of which from subsidiaries and other affiliates	54		39	9
Net interest income	(37)		8	(12)
Commissions and fees	6		18	23
Trading revenues	(6)		12	(68)
of which from subsidiaries and other affiliates	(802)		550	289
Other revenues	36		78	100
of which from subsidiaries and other affiliates	36		77	100
Net revenues	(1)		116	43
Compensation and benefits	25		84	101
General and administrative expenses	74		62	61
Commission expenses	0		2	1
Total other operating expenses	74		64	62
Total operating expenses	99		148	163
Income/(loss) before taxes	(100)		(32)	(120)
Income tax expense/(benefit)	(4)		(5)	0
Undistributed earnings/(loss) of subsidiaries and other affiliates	(1,554)	[1]	2,696	3,539
Net income/(loss)	(1,650)		2,669	3,419
Other comprehensive income/(loss), net of tax	1,824		(2,881)	(2,224)
Comprehensive income/(loss)	174		(212)	1,195
1 Includes a goodwill impairment charge of CHF 1,623 million.

Condensed balance sheets
end of	2021	2020
Assets (CHF million)
Cash and due from banks	143	277
of which from subsidiaries and other affiliates	143	277
Interest-bearing deposits with banks	5,948	445
of which from subsidiaries and other affiliates	5,944	440
Investment securities	55,659	52,061
of which from subsidiaries and other affiliates	55,659	52,061
Investments in subsidiaries and other affiliates	51,452	49,911
Other assets	831	782
of which from subsidiaries and other affiliates	827	761
Total assets	114,033	103,476
Liabilities and equity (CHF million)
Due to banks	2,743	2,442
of which from subsidiaries and other affiliates	2,743	2,442
Short-term borrowings	4,700	4,700
of which from subsidiaries and other affiliates	4,700	4,700
Long-term debt	61,949	53,009
Other liabilities	687	648
of which from subsidiaries and other affiliates	7	6
Total liabilities	70,079	60,799
Total shareholders' equity	43,954	42,677

Total liabilities and equity	114,033	103,476

Condensed statements of cash flows
in	2021	2020	2019
Operating activities (CHF million)
Net cash provided by/(used in) operating activities	(286)	(10)	(131)
Investing activities (CHF million)
(Increase)/decrease in interest-bearing deposits with banks	(5,772)	1	2
Purchase of investment securities	(2,995)	(12,644)	(9,396)
Maturities of investment securities	56	0	942
Investments in subsidiaries and other investments	(1,121)	0	(10)
Proceeds from sale of other investments	9	0	48
Other, net	0	0	6
Net cash provided by/(used in) investing activities	(9,823)	(12,643)	(8,408)
Financing activities (CHF million)
Increase/(decrease) in due to banks and customer deposits	301	155	923
Issuances of long-term debt	8,730	13,644	10,396
Repayments of long-term debt	(56)	0	(942)
Issuances of common shares	1,661	0	(10)
Sale of treasury shares	544	420	560
Repurchase of treasury shares	(1,017)	(882)	(1,916)
Dividends paid	(257)	(716)	(728)
Other, net	(1)	60	211
Net cash provided by/(used in) financing activities	9,905	12,681	8,494
Effect of exchange rate changes on cash and due from banks (CHF million)
Effect of exchange rate changes on cash and due from banks	70	(28)	(2)
Net increase/(decrease) in cash and due from banks (CHF million)
Net increase/(decrease) in cash and due from banks	(134)	0	(47)

Cash and due from banks at beginning of period [1]	277	277	324
Cash and due from banks at end of period [1]	143	277	277
1 Includes restricted cash.
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
The principal provisions of the Swiss Ordinance on Banks and Savings Banks (Banking Ordinance), the Swiss Financial Market Supervisory Authority’s Accounting Ordinance (FINMA Accounting Ordinance) and the FINMA circular 2020/1, “Accounting – banks”, governing financial reporting for banks (Swiss GAAP) differ in certain aspects from US GAAP. The following are the major differences:
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
Non-consolidated participations
Under US GAAP, equity securities where the company has no significant influence and which do not have a readily determinable fair value are measured in accordance with the NAV practical expedient, or by using the measurement alternative or at fair value.
Under Swiss GAAP, investments in equity securities where the company has no significant influence and which are held with the intention of a permanent investment or which are investments in financial industry infrastructure are included in participations irrespective of the percentage ownership of voting shares held. Participations are initially recognized at historical cost and tested for impairment at least annually. The fair value option is not allowed for participations.
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
Non-marketable equity securities
Under US GAAP, equity securities which do not have a readily determinable fair value are measured in accordance with the NAV practical expedient, or by using the measurement alternative or at fair value.
Under Swiss GAAP, non-marketable equity securities where the company has no intent to hold the securities permanently are carried at the lower of cost or market.
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
Under Swiss GAAP, the same impairment model and methodology is applied as under US GAAP. Differences between the two GAAPs result for items which are not measured at amortized cost under US GAAP and therefore not in scope of CECL under US GAAP, but that have to be measured at amortized cost under Swiss GAAP and are therefore in scope of CECL under Swiss GAAP. Such differences in CECL measurement mainly result from loans, irrevocable loan commitments and financial guarantees which are FVO elected under US GAAP and measured at amortized cost under Swiss GAAP.
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

[this page intentionally left blank]

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
10 Accrued income and prepaid expenses
11 Financial investments
12 Participations
13 Short-term interest-bearing liabilities
14 Accrued expenses and deferred income
15 Long-term interest-bearing liabilities
16 Share capital, conditional, conversion and authorized capital
17 Credit Suisse Group shares held by subsidiaries
18 Purchases and sales of treasury shares
19 Significant shareholders
20 Assets subject to retention of title
21 Contingent liabilities
22 Assets and liabilities with related parties
23 Subordinated assets and liabilities
24 Shareholdings
426

Report of the Statutory Auditor
[Report of the statutory auditor intentionally omitted solely for purposes of the filing of Group and Bank’s Annual Report on Form 20-F filed with the US Securities and Exchange Commission]
427

[Report of the statutory auditor intentionally omitted solely for purposes of the filing of Group and Bank’s Annual Report on Form 20-F filed with the US Securities and Exchange Commission]
428

Parent company financial statements
Statements of income
in	Note	2021	2020
Statements of income (CHF million)
Dividend income from participations		12	24
Other financial income	3	2,160	1,670
Other operating income	4	96	154
Total operating income		2,268	1,848
Financial expenses	5	2,270	1,818
Personnel expenses	6	24	82
Other operating expenses	7	110	113
Amortization, depreciation and impairment losses on noncurrent assets	1	2,923	25
Total operating expenses		5,327	2,038
Extraordinary, non-recurring or prior period income	8	311	0
Net profit/(loss) before taxes		(2,748)	(190)
Direct tax expenses		12	7
Net profit/(loss)		(2,760)	(197)

Balance sheets
end of	Note	2021	2020
Assets (CHF million)
Cash and cash equivalents		5,960	92
Other short-term receivables	9	5,214	277
Accrued income and prepaid expenses	10	927	883
Total current assets		12,101	1,252
Financial investments	11	50,168	50,900
Participations	12	50,254	52,066
Total noncurrent assets		100,422	102,966
Total assets		112,523	104,218
Liabilities and shareholders' equity (CHF million)
Short-term interest-bearing liabilities	13	12,190	6,636
Other short-term liabilities		13	7
Accrued expenses and deferred income	14	988	978
Total short-term liabilities		13,191	7,621
Long-term interest-bearing liabilities	15	56,568	51,780
Provisions		0	311
Total long-term liabilities		56,568	52,091
Total liabilities		69,759	59,712
Share capital	16	106	98
Capital contribution reserves		26,674	25,160
Other capital reserves		1,800	1,800
Legal capital reserves		28,474	26,960
Reserves for treasury shares	17	500	500
Legal income reserves		500	500
Statutory and discretionary reserves		10,500	10,500
Retained earnings carried forward		6,719	7,037
Net profit/(loss)		(2,760)	(197)
Voluntary retained earnings		14,459	17,340
Treasury shares against other capital reserves		(469)	(392)
Treasury shares against voluntary retained earnings		(153)	0
Treasury shares against capital contribution reserves		(153)	0
Treasury shares	18	(775)	(392)
Total shareholders' equity		42,764	44,506
Total liabilities and shareholders' equity		112,523	104,218

Statements of changes in shareholders’ equity
	Share capital	Legal capital reserves	Legal income reserves	Statutory and discretionary reserves	Retained earnings	Net profit/(loss)	Treasury shares	Total share- holders' equity
2021 (CHF million)
Balance at beginning of period	98	26,960	500	10,500	7,037	(197)	(392)	44,506
Appropriation of net profit/(loss)	–	–	–	–	(197)	197	–	–
Distribution for the financial year 2020	–	(121)	–	–	(121)	–	–	(242)
Issuance of shares	8	1,635	–	–	–	–	–	1,643
Purchase of shares as part of the share buyback program 2021	–	–	–	–	–	–	(306)	(306)
Purchase of other treasury shares	–	–	–	–	–	–	(712)	(712)
Sale of treasury shares	–	–	–	–	–	–	635	635
Net profit/(loss)	–	–	–	–	–	(2,760)	–	(2,760)
Balance at end of period	106	28,474	500	10,500	6,719	(2,760)	(775)	42,764
2020 (CHF million)
Balance at beginning of period	102	27,459	500	10,500	8,538	(4)	(1,420)	45,675
Appropriation of net profit/(loss)	–	–	–	–	(4)	4	–	–
Distribution for the financial year 2019	–	(338)	–	–	(338)	–	–	(676)
Purchase of shares as part of the share buyback program 2020	–	–	–	–	–	–	(325)	(325)
Cancellation of shares related to the share buyback programs 2019 and 2020	(4)	(161)	–	–	(1,159)	–	1,325	–
Purchase of other treasury shares	–	–	–	–	–	–	(557)	(557)
Sale of treasury shares	–	–	–	–	–	–	585	585
Net profit/(loss)	–	–	–	–	–	(197)	–	(197)
Balance at end of period	98	26,960	500	10,500	7,037	(197)	(392)	44,506
Rounding differences may occur.

Notes to the financial statements
1 General information, business developments and subsequent events
Company details
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
Business developments
Valuation of participations
The carrying value of Credit Suisse Group AG’s participations in subsidiaries is reviewed for potential impairment on at least an annual basis as of December 31 and at any other time that events or circumstances indicate that the participations’ value may be impaired. During 2021, the Archegos and supply chain finance funds matters as well as the announcement on November 4, 2021 regarding the updated strategy and the exit of certain businesses were triggering events. Based on the reviews performed, which included the support of an independent valuation specialist appointed by Credit Suisse, Credit Suisse Group AG recorded total participation impairments of CHF 2.9 billion for the year 2021.
Mandatory convertible notes
On May 12, 2021 the Group issued two tranches of mandatory convertible notes (MCNs) through Credit Suisse Group (Guernsey) VII, Limited. The shares of Credit Suisse Group AG underlying the two tranches of MCNs were issued out of Credit Suisse Group AG’s conditional and authorized capital and delivered to Credit Suisse Group (Guernsey) VII, Limited.
COVID-19 pandemic
The COVID-19 pandemic continued to affect the economic environment throughout 2021. Infection rates ebbed and flowed across the world during the course of 2021, including in countries where Credit Suisse has a significant presence. Vaccination programs during the year continued to significantly reduce the correlation between COVID-19 infection and serious illness, although booster shots were increasingly required to sustain a high level of protection. In addition, in the fourth quarter of 2021 an additional challenge arose with the emergence of the Omicron variant, which is more transmissible than previous variants. However, in early 2022 there were signs that the Omicron infection wave was peaking and that governments would relatively soon be able to ease social and economic activity. We continue to closely monitor the COVID-19 pandemic and its effects on our operations and businesses.
Subsequent events
In late February 2022, the Russian government launched a military attack on Ukraine. In response to Russia’s military attack, the US, EU, UK, Switzerland and other countries across the world imposed severe sanctions against Russia’s financial system and on Russian government officials and Russian business leaders. The sanctions included limitations on the ability of Russian banks to access the SWIFT financial messaging service and restrictions on transactions with the Russian central bank. The Russian government has also imposed certain countermeasures, which include restrictions relating to foreign currency accounts and security transactions. These measures followed earlier sanctions that had already been imposed by the US, EU and UK in 2021 in response to alleged Russian activities related to Syria, cybersecurity, electoral interference and other matters. Credit Suisse Group AG is assessing the impact of the sanctions already imposed, and potential future escalations, on the business activities of its participations. It is premature to estimate the potential impact of the war in Ukraine on the global economy and markets and on the business activities of Credit Suisse Group AG’s participations. Credit Suisse Group AG notes that these recent developments may affect its financial performance, including potential asset impairments, albeit given the early stage of these developments, it is not yet possible to estimate the size of any reasonably possible losses.

2 Accounting and valuation principles
These financial statements were prepared in accordance with the provisions of the Swiss Law on Accounting and Financial Reporting (32nd title of the Swiss Code of Obligations).
Cash and cash equivalents
Cash and cash equivalents are carried at nominal value.
Derivatives held for hedging purposes
Credit Suisse Group AG entered into hedging transactions to hedge interest rate risk exposures from fixed rate liabilities with four fixed receiver interest rate swaps with equivalent notionals and maturities. These hedging relationships are considered to be highly effective over the entire lifetime of the hedge. The hedging instruments follow the accounting treatment of the underlying assets and liabilities, i.e. the accrued net interest and the unamortized day one payments are recognized on the balance sheet as “Accrued income and prepaid expenses” and as “Accrued expenses and deferred income”, respectively. The net interest and the amortization of the day one payments on the interest rate swaps are recorded as financial expenses in the statement of income. The interest rate swaps were initially recorded at cost. Subsequently, no replacement values and no valuation changes, i.e., change of clean replacement values, are recorded on the balance sheet and in the statement of income of the company.
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

3 Other financial income
in	2021	2020
Other financial income (CHF million)
Interest income [1]	2,150	1,662
Gains on sale of treasury shares	10	1
Foreign exchange gains	0	7
Other financial income	2,160	1,670
1 Includes negative interest income of CHF 17 million and CHF 0 million in 2021 and 2020, respectively.
4 Other operating income
in	2021	2020
Other operating income (CHF million)
Trademark fees	53	59
Management fees	36	75
Guarantee fees	6	18
Other	1	2
Other operating income	96	154
5 Financial expenses
in	2021	2020
Financial expenses (CHF million)
Interest expense [1]	2,178	1,659
Losses on sale of treasury shares	89	157
Foreign exchange losses	3	0
Other	0	2
Financial expenses	2,270	1,818
1 Includes negative interest expense of CHF 54 million and CHF 39 million in 2021 and 2020, respectively.
6 Personnel expenses
in	2021	2020
Personnel expenses (CHF million)
Salaries	34	39
Variable compensation expenses/(credits)	(20)	33
Other	10	10
Personnel expenses	24	82
7 Other operating expenses
in	2021	2020
Other operating expenses (CHF million)
Branding expenses	53	59
Other general and administrative expenses	57	54
Other operating expenses	110	113
8 Extraordinary, non-recurring or prior period income
in	2021	2020
Extraordinary, non-recurring or prior period income (CHF million)
Release of provisions	311	0
Extraordinary, non-recurring or prior period income	311	0
Release of economically not required provisions from prior periods.
9 Other short-term receivables
end of	2021	2020
Other short-term receivables (CHF million)
Debt securities [1]	4,878	53
Receivables for trademark fees	220	202
Cash collateral provided	113	0
Other	3	22
Other short-term receivables	5,214	277
1 Reflects notes issued by Credit Suisse AG.
10 Accrued income and prepaid expenses
end of	2021	2020
Accrued income and prepaid expenses (CHF million)
Accrued interest income	653	608
Deferred debt issuance costs	220	243
Unamortized discount on notes issued	39	26
Derivatives held for hedging purposes	8	1
Unamortized premium on debt securities	2	0
Other	5	5
Accrued income and prepaid expenses	927	883

11 Financial investments
end of	2021	2020
Financial investments (CHF million)
Debt securities [1]	50,167	50,899
Equity securities	1	1
Financial investments	50,168	50,900
1 Reflects notes issued by Credit Suisse AG.
12 Participations
Direct participations
Company name	Domicile	Currency	Nominal capital in million	Voting interest in %		Equity interest in %
as of December 31, 2021
Capital Union Bank B.S.C. (closed) (under liquidation)	Manama, Kingdom of Bahrain	USD	50.0	26		26
Credit Suisse AG 1	Zurich, Switzerland	CHF	4,399.7	100		100
Credit Suisse Group (Guernsey) VII, Limited	St. Peter Port, Guernsey	CHF	0.1	100		100
Credit Suisse Group Funding (Guernsey) Limited [1]	St. Peter Port, Guernsey	USD	0.1	100		100
Credit Suisse Insurance Linked Strategies Ltd [1]	Zurich, Switzerland	CHF	0.2	100		100
Credit Suisse International [1]	London, United Kingdom	USD	11,366.2	2	[2]	2	[2]
Credit Suisse IP GmbH in liquidation	Zurich, Switzerland	CHF	0.0	100		100
Credit Suisse Services AG 1	Zurich, Switzerland	CHF	1.0	100		100
Credit Suisse Trust AG 1	Zurich, Switzerland	CHF	5.0	100		100
Credit Suisse Trust Holdings Limited [1]	St. Peter Port, Guernsey	GBP	7.0	100		100
CS LP Holding AG	Zug, Switzerland	CHF	0.1	100		100
Inreska Limited [1]	St. Peter Port, Guernsey	GBP	3.0	100		100
Savoy Hotel Baur en Ville AG	Zurich, Switzerland	CHF	7.5	88		88
1 For the purpose of impairment testing, these participations form part of a sub-portfolio for which the portfolio valuation method is applied.
2 98% held by other group companies.
Indirect participations
The company’s principal indirect participations are shown in Note 41 – Significant subsidiaries and equity method investments in VI – Consolidated financial statements – Credit Suisse Group.

13 Short-term interest-bearing liabilities
end of	2021	2020
Short-term interest-bearing liabilities (CHF million)
Due to banks	7,312	6,513
Senior bail-in notes	3,506	53
High-trigger tier 1 capital notes	1,372	0
Cash collateral received	0	70
Short-term interest-bearing liabilities	12,190	6,636
14 Accrued expenses and deferred income
end of	2021	2020
Accrued expenses and deferred income (CHF million)
Accrued interest expense	679	610
Deferred fees on acquired debt securities	200	238
Accrued personnel and other operating expenses	61	103
Unamortized discount on debt securities	24	26
Unamortized premium on notes issued	17	0
Derivatives held for hedging purposes	6	0
Other	1	1
Accrued expenses and deferred income	988	978
15 Long-term interest-bearing liabilities
The high-trigger and low-trigger tier 1 capital notes issued by Credit Suisse Group AG are perpetual securities and have no fixed or final maturity date. Subject to the satisfaction of certain conditions, they may be redeemed, at the option of the issuer, on the first call date or as specified thereafter in the terms of the note.
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

Long-term interest-bearing liabilities
									2021		2020
Currency	Notional (million)		Interest rate		Issue date	First call date		Maturity date	Carrying value (CHF million)		Carrying value (CHF million)
High-trigger tier 1 capital notes
USD	1,500		7.125%	[1]	January 30, 2017	July 29, 2022		Perpetual	–	[3]	1,321
USD	2,000		7.500%	[1]	July 16, 2018	July 17, 2023		Perpetual	1,829		1,761
CHF	200		3.875%	[1]	March 22, 2017	September 22, 2023		Perpetual	200		200
SGD	750		5.625%	[1]	June 6, 2019	June 6, 2024		Perpetual	508		500
CHF	300		3.500%	[1]	September 4, 2018	September 4, 2024		Perpetual	300		300
USD	1,500		7.250%	[1]	September 12, 2018	September 12, 2025		Perpetual	1,372		1,321
CHF	525		3.000%	[1]	September 11, 2019	November 11, 2025		Perpetual	525		525
USD	1,750		6.375%	[1]	August 21, 2019	August 21, 2026		Perpetual	1,600		1,541
USD	1,500		5.250%	[1]	August 11, 2020	August 11, 2027	[2]	Perpetual	1,372		1,321
USD	1,000		5.100%	[1]	January 24, 2020	January 24, 2030		Perpetual	915		881
USD	1,500		4.500%	[1]	December 9, 2020	March 3, 2031	[2]	Perpetual	1,372		1,321
Low-trigger tier 1 capital notes
USD	2,250		7.500%	[1]	December 11, 2013	December 11, 2023		Perpetual	2,057		1,982
USD	2,500		6.250%	[1]	June 18, 2014	December 18, 2024		Perpetual	2,286		2,202
Senior unsecured notes
USD	60		3 Month USD LIBOR +0.55%	[4]	October 6, 2017	October 6, 2021		October 6, 2022	–		–	[3]
USD	1,750		3.574%		January 9, 2017	January 9, 2022		January 9, 2023	–	[3]	1,541
AUD	204		5.000%	[4]	February 8, 2018	February 8, 2022		February 8, 2038	–	[3]	132
USD	100		3 Month USD LIBOR +0.55%	[5]	April 9, 2019	April 9, 2022		April 9, 2023	–	[3]	88
JPY	38,700		0.553%	[1]	October 27, 2017	October 27, 2022		October 27, 2023	–	[3]	331
USD	1,000		2.997%	[1]	September 14, 2017	December 14, 2022		December 14, 2023	–	[3]	881
USD	500		3 Month USD LIBOR +1.2%		September 14, 2017	December 14, 2022		December 14, 2023	–	[3]	440
AUD	125		3.500%	[1]	March 8, 2018	March 8, 2023		March 8, 2024	83		85
AUD	175		3 Month USD BBSW +1.25%		March 8, 2018	March 8, 2023		March 8, 2024	116		119
USD	1,050		3 Month USD LIBOR +0.80%	[6]	March 8, 2019	March 8, 2023		March 8, 2024	960		925
USD	349		4.600%	[4]	March 29, 2018	March 29, 2023		March 29, 2048	319		294
CHF	1,000	[7]	1.000%		April 15, 2015	–		April 14, 2023	1,000		1,000
USD	2,000		3.800%		June 10, 2016	–		June 9, 2023	1,829		1,761
USD	1,250		4.207%	[1]	June 12, 2018	June 12, 2023		June 12, 2024	1,143		1,101
USD	750		3 Month USD LIBOR +1.24%		June 12, 2018	June 12, 2023		June 12, 2024	686		661
USD	168		5.000%	[4]	June 29, 2018	June 29, 2023		June 29, 2048	154		141
USD	220		5.000%	[4]	August 31, 2018	August 31, 2023		August 31, 2048	201		184
USD	117		5.350%	[4]	October 26, 2018	October 26, 2023		October 26, 2048	107		98
USD	117		5.400%	[4]	December 27, 2018	December 27, 2023		December 27, 2048	107		98
USD	133		5.350%	[4]	January 30, 2019	January 30, 2024		January 30, 2049	122		111
USD	133		5.350%	[4]	January 30, 2019	January 30, 2024		January 30, 2049	122		111
USD	111		5.300%	[4]	January 30, 2019	January 30, 2024		January 30, 2049	101		93
USD	143		4.700%	[4]	May 29, 2019	May 29, 2024		May 29, 2049	130		120
USD	142		4.500%	[4]	June 27, 2019	June 27, 2024		June 27, 2049	130		120
EUR	1,500		1.250%	[1]	July 17, 2017	July 17, 2024		July 17, 2025	1,551		1,624
USD	2,000		2.593%	[1]	September 11, 2019	September 11, 2024		September 11, 2025	1,829		1,761
GBP	750		2.125%	[1]	September 12, 2017	September 12, 2024		September 12, 2025	926		902
EUR	1,500		3 Month EUR LIBOR +1.0%		January 18,2021	January 16, 2025		January 16, 2026	1,551		–
USD	291		3.850%	[4]	January 31, 2020	January 31, 2025		January 31, 2060	266		247
USD	2,500		3.750%		March 26, 2015	–		March 26, 2025	2,286		2,202
EUR	2,000		3.250%	[1]	April 2, 2020	April 2, 2025		April 2, 2026	2,068		2,166
NOK	1,000		3.600%		May 29, 2015	–		May 28, 2025	104		103

Long-term interest-bearing liabilities (continued)
								2021	2020
Currency	Notional (million)		Interest rate		Issue date	First call date	Maturity date	Carrying value (CHF million)	Carrying value (CHF million)
USD	1,500		2.193%	[1]	June 5, 2020	June 5, 2025	June 5, 2026	1,372	1,321
GBP	500		2.750%		August 8, 2016	–	August 8, 2025	618	601
USD	2,000		1.305%		February 2, 2021	February 2, 2026	February 2, 2027	1,829	–
USD	2,000		4.550%		April 18, 2016	–	April 17, 2026	1,829	1,761
EUR	1,500	[8]	1.000%	[1]	June 24, 2019	June 24, 2026	June 24, 2027	1,551	1,624
JPY	8,300		0.904%	[1]	October 27, 2017	October 27, 2026	October 27, 2027	66	71
USD	2,250		4.282%		January 9, 2017	January 9, 2027	January 9, 2028	2,058	1,982
EUR	1,250		0.650%	[1]	January 14, 2020	January 14, 2027	January 14, 2028	1,292	1,354
GBP	750		2.250%	[1]	June 9, 2020	June 9, 2027	June 9, 2028	926	902
USD	2,000		3.869%	[1]	January 12, 2018	January 12, 2028	January 12, 2029	1,829	1,761
EUR	100		2.455%		July 11, 2018	July 11, 2028	July 4, 2034	103	108
GBP	450		2.125%		November 15, 2021	November 15, 2028	November 15, 2029	556	–
EUR	100		1.190%	[1,9]	June 11, 2019	March 11, 2029	March 11, 2030	103	108
EUR	1,000		0.650%		September 10, 2019	–	September 10, 2029	1,034	1,083
USD	3,000		4.194%	[1]	April 1, 2020	April 1, 2030	April 1, 2031	2,744	2,642
USD	3,250		3.091%		May 14, 2021	May 14, 2031	May 14, 2032	2,972	–
JPY	10,000		1.269%	[1]	October 27, 2017	October 27, 2032	October 27, 2033	79	85
EUR	1,500		0.625%		January 18, 2021	–	January 18, 2033	1,551	–
USD	2,000		4.875%		May 21, 2015	–	May 15, 2045	1,829	1,761
Total								56,568	51,780
1 Interest rate reset at first call date and on every reset date thereafter.
2 Represents the first reset date. Optional redemption at any time during the six-month period prior to the first reset date.
3 Reported as short-term interest-bearing liabilities.
4 The interest rate of these zero coupon annual accreting senior callable notes reflects the yield rate of the notes.
5 Minimum rate of 0.55%.
6 Minimum rate of 0.80%.
7 On May 12, 2015, the offering was re-opened and the aggregate principal amount was increased from CHF 825 million to CHF 1,000 million.
8 On July 23, 2019, the offering was re-opened and the aggregate principal amount was increased from EUR 1,000 million to EUR 1,500 million.
9 The interest rate was 1.59% from June 11, 2019 to March 10, 2020.
16 Share capital, conditional, conversion and authorized capital
	No. of registered shares		Par value in CHF	% of existing share capital	No. of registered shares	Par value in CHF
Share capital as of December 31, 2020					2,447,747,720	97,909,909
Conditional capital
Warrants and convertible bonds
Capital as of December 31, 2020	400,000,000		16,000,000
Mandatory convertible notes [1]	(100,000,000)		(4,000,000)		100,000,000	4,000,000
Capital as of December 31, 2021	300,000,000		12,000,000	11
Conversion capital
Capital as of December 31, 2020	150,000,000		6,000,000
Capital as of December 31, 2021	150,000,000	[2]	6,000,000	6
Authorized capital
Capital as of December 31, 2020	103,000,000		4,120,000
Mandatory convertible notes [1]	(103,000,000)		(4,120,000)		103,000,000	4,120,000
Capital as of December 31, 2021	0		0	0
Share capital as of December 31, 2021					2,650,747,720	106,029,909
1 Refer to "Mandatory convertible notes" in Note 1 – General information, business developments and subsequent events - Business developments for further information.
2 111.5 million registered shares reserved for the USD 1,500 million 7.125% high-trigger tier 1 capital notes.

17 Credit Suisse Group shares held by subsidiaries
	2021			2020
	Share equivalents		Market value (CHF million)	Share equivalents	Market value (CHF million)
Balance at end of financial year
Physical holdings	6,319,702	[1]	56	3,170,970	36
Holdings, net of pending obligations	(112,755)		(1)	108,227	1
1 Representing 0.2% of issued shares as of December 31, 2021.
18 Purchases and sales of treasury shares
	Net gain/(loss) on sale (CHF million)	Treasury shares, at cost (CHF million)	Number of shares	Average price per share (CHF)
2021
Balance as of December 31, 2020		392	38,431,871	10.19
Purchase of treasury shares		1,018	94,918,138	10.73
Sale of treasury shares [1]	(79)	(635)	(58,606,500)	9.49
Change in 2021	(79)	383	36,311,638
Balance as of December 31, 2021		775	74,743,509	10.36
2020
Balance as of December 31, 2019		1,420	114,989,483	12.35
Purchase of treasury shares		882	82,515,654	10.69
Sale of treasury shares [1]	(156)	(585)	(50,809,266)	8.45
Cancellation of repurchased shares/notes		(1,325)	(108,264,000)	12.24
Change in 2020	(156)	(1,028)	(76,557,612)
Balance as of December 31, 2020		392	38,431,871	10.19
2021: Highest price CHF 13.02, paid on March 10 and lowest price CHF 8.44 paid on December 20 in a market transaction.
2020: Highest price CHF 13.65, paid on February 20 and lowest price CHF 6.50 paid on March 18 in a market transaction.
1 Representing share award settlements.
19 Significant shareholders
	2021			2020
end of	Number of shares (million)	Total nominal value (CHF million)	Share- holding (%)	Number of shares (million)	Total nominal value (CHF million)	Share- holding (%)
Direct shareholders [1]
Chase Nominees Ltd. [2]	304	12	11.48	323	13	13.21
Nortrust Nominees Ltd. [2]	197	8	7.42	184	7	7.53
The Bank of New York Mellon [2]	139	6	5.25	–	–	–	[3]
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

20 Assets subject to retention of title
As of December 31, 2021 and 2020, cash and cash equivalents in the amount of CHF 5 million and CHF 4 million, respectively, were subject to a retention of title.
21 Contingent liabilities
As of December 31, 2021 and 2020, aggregate indemnity liabilities, guarantees and other contingent liabilities (net of exposures recorded as liabilities) were CHF 5,897 million and CHF 8,110 million, respectively. Credit Suisse Group AG has entered into these contingent liabilities on behalf of its subsidiaries. They include senior unsecured notes issued by Credit Suisse Group Funding (Guernsey) Limited of CHF 5,137 million and CHF 7,385 million as of December 31, 2021 and 2020, respectively, of which the underlying notional amounts (subject to regulatory adjustments) qualify as TLAC.
Contingent liabilities include guarantees for obligations, performance-related guarantees and letters of comfort. Contingencies with a stated amount are included in the above table. In some instances, however, the exposure of Credit Suisse Group AG is not defined as an amount but relates to specific circumstances such as the solvency of subsidiaries.
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

22 Assets and liabilities with related parties
end of	2021	2020
Assets (CHF million)
Cash and cash equivalents	5,955	88
Other short-term receivables	5,211	255
Accrued income and prepaid expenses	667	614
Total current assets – related parties	11,833	957
Financial investments	50,167	50,899
Participations	50,254	52,066
Total noncurrent assets – related parties	100,421	102,965
Total assets – related parties	112,254	103,922
Liabilities (CHF million)
Short-term interest-bearing liabilities	7,312	6,583
Other short-term liabilities	7	5
Accrued expenses and deferred income [1]	248	306
Total short-term liabilities – related parties	7,567	6,894
Total liabilities – related parties	7,567	6,894
The assets and liabilities represent the amounts due from and due to group companies, except where indicated.
1 Includes amounts due to management bodies of CHF 17 million at December 31, 2021 and CHF 41 million at December 31, 2020, respectively.
23 Subordinated assets and liabilities
end of	2021	2020
Subordinated assets and liabilities (CHF million)
Subordinated assets	55,706	51,560
Subordinated liabilities	15,971	15,413
Group-internal funding related to loss-absorbing instruments has been aligned to international standards for internal TLAC instruments and to the new article 126b of the Swiss Capital Adequacy Ordinance, effective January 1, 2020. Due to this alignment, the bail-in debt instruments issued by Credit Suisse AG to Credit Suisse Group AG are permanently subordinated.

24 Shareholdings
Executive Board shareholdings
The shareholdings of the Executive Board members, their immediate family and companies in which they have a controlling interest as well as the value of the unvested share-based compensation awards held by Executive Board members as of December 31, 2021 and 2020, are disclosed in the table below.
Executive Board holdings and values of deferred share-based awards by individual
end of	Number of owned shares	[1]	Number of unvested awards	[2]	Number of owned shares and unvested awards	Value (CHF) of unvested awards at grant date	[3]	Value (CHF) of unvested awards at year end (at fair value)	[4]
2021
Thomas P. Gottstein	343,933		865,241		1,209,174	10,346,761		5,044,803
Romeo Cerutti	419,333		339,027		758,360	4,074,902		2,033,172
André Helfenstein	89,962		516,222		606,184	5,574,001		3,215,381
Lydie Hudson	–		243,816		243,816	2,670,588		1,383,393
Ulrich Körner	246,487		–		246,487	–		–
Rafael Lopez Lorenzo	99,591		127,566		227,157	1,519,990		1,131,766
David R. Mathers	163,403		992,083		1,155,486	10,869,369		6,974,651
Christian Meissner	247		–		247	–		–
Joachim Oechslin	213,577		272,122		485,699	3,506,175		2,414,266
Antoinette Poschung	158,585		123,557		282,142	1,355,032		706,324
Helman Sitohang	471,033		805,946		1,276,979	9,665,696		4,811,141
James B. Walker	221,384		396,582		617,966	4,314,624		2,582,473
Philipp Wehle	76,739		549,634		626,373	6,208,945		3,511,812
Total	2,504,274		5,231,796		7,736,070	60,106,082		33,809,182
2020
Thomas P. Gottstein	329,945		1,175,386		1,505,331	14,059,196		7,982,209
Romeo Cerutti	360,449		569,438		929,887	7,134,274		4,108,232
Brian Chin	568,030		1,790,864		2,358,894	21,951,346		12,474,970
André Helfenstein	74,229		671,329		745,558	7,523,347		5,899,796
Lydie Hudson	57,115		421,216		478,331	4,864,351		2,895,168
David R. Mathers	110,958		1,313,581		1,424,539	14,661,244		10,505,639
Antoinette Poschung	141,405		207,515		348,920	2,360,009		1,412,321
Helman Sitohang	365,186		1,344,933		1,710,119	16,773,304		9,612,195
James B. Walker	143,444		577,046		720,490	6,552,588		5,092,395
Lara J. Warner	–		1,089,006		1,089,006	13,461,484		7,647,962
Philipp Wehle	74,542		670,246		744,788	7,652,671		5,095,777
Total	2,225,303		9,830,560		12,055,863	116,993,815		72,726,662
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

Board of Directors shareholdings
The shareholdings of the Board of Directors members, their immediate family and companies in which they have a controlling interest are disclosed in the table below. As of December 31, 2021 and 2020, there were no Board of Directors members with outstanding options.
Board of Directors shareholdings by individual
end of	2021	2020
December 31 (shares) [1]
Axel Lehmann [2]	108,220	–
António Horta-Osório [3]	335,902	–
Iris Bohnet	115,182	96,328
Clare Brady [2]	12,695	–
Juan Colombas [2,4]	–	–
Christian Gellerstad	138,884	103,991
Michael Klein	71,465	49,897
Shan Li	49,062	28,590
Seraina Macia	105,035	84,844
Blythe Masters [2]	12,027	–
Richard Meddings	58,403	13,774
Kai S. Nargolwala	422,140	366,334
Ana Paula Pessoa	79,404	53,816
Severin Schwan	199,154	169,976
Total	1,707,573	967,550	[5]
1 Includes Group shares that are subject to a blocking period of up to four years; includes shareholdings of immediate family members.
2 Clare Brady and Blythe Masters were newly elected at the 2021 AGM. Juan Colombas and Axel Lehmann were newly elected at the EGM on October 1, 2021.
3 Chairman and Board member until January 16, 2022.
4 Juan Colombas will receive the share portion of his Board and Committee fees at the end of the 2021/2022 Board period.
5
Excludes 425,783 shares held by Urs Rohner, 104,659 shares held by Andreas Gottschling, 77,724 shares held by Joaquin J. Ribeiro and 335,960 shares held by John Tiner, who did not stand for re-election to the Board as of April 30, 2021.

Shares awarded
	2021		2020
end of	Number of shares	Value of shares (CHF million)	Number of shares	Value of shares (CHF million)
Shares awarded
Board of Directors	322,738	3	568,021	5
Executive Board [1,2]	14,951	0	2,228,855	24
Employees [3]	50,641,954	418	82,664,247	1,119
Includes shares, share awards and performance share awards and for the Executive Board LTI awards granted at fair value.
1
For the individuals who joined the Executive Board and the individuals who left the Executive Board during 2021 and 2020, compensation relating to the period during which they were members of the Executive Board and, for leavers, during their respective notice period is included.

2 2020 restated to reflect cancelled 2020 STI awards for Executive Board.
3 Includes shares awarded to employees of subsidiaries of Credit Suisse Group AG and excludes shares awarded to the Executive Board.
Share awards outstanding
	2021		2020
end of	Number of share awards outstanding in million	Fair value in CHF million	Number of share awards outstanding in million	Fair value in CHF million
Share awards [1]
Employees	221	1,961	218	2,485
Total share awards	221	1,961	218	2,485
1 In the interests of transparency, share awards granted to employees of subsidiaries of Credit Suisse Group AG are also considered in this disclosure table.

Proposed appropriation of retained earnings and capital distribution
Proposed appropriation of retained earnings
2021
Retained earnings (CHF million)
Retained earnings carried forward	6,719
Net profit/(loss)	(2,760)
Retained earnings	3,959
Proposed distribution of CHF 0.05 per registered share for the financial year 2021 [1]	(129)
Retained earnings to be carried forward	3,830
1
2,576,004,211 registered shares - net of own shares held by the company - as of December 31, 2021. The number of registered shares eligible for distribution may change due to the issuance of new registered shares and transactions in own shares.

Proposed distribution out of capital contribution reserves
2021
Capital contribution reserves (CHF million)
Balance at end of year	26,674
Proposed distribution of CHF 0.05 per registered share for the financial year 2021 [1]	(129)
Balance after distribution	26,545
Distributions are free of Swiss withholding tax and are not subject to income tax for Swiss resident individuals holding the shares as a private investment.
1
2,576,004,211 registered shares - net of own shares held by the company - as of December 31, 2021. The number of registered shares eligible for distribution may change due to the issuance of new registered shares and transactions in own shares.

VIII – Consolidated financial statements – Credit Suisse (Bank)
Controls and procedures
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
The CEO and CFO concluded that, as of December 31, 2021, the design and operation of the Bank’s disclosure controls and procedures were effective, in all material respects, to ensure that information required to be disclosed in reports filed and submitted under the Exchange Act is recorded, processed, summarized and reported as and when required.
Management’s report on internal control over financial reporting
The management of the Bank is responsible for establishing and maintaining adequate internal control over financial reporting. The Bank’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with US GAAP. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.
Management has made an evaluation and assessment of the Bank’s internal control over financial reporting as of December 31, 2021 using the criteria issued in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in “Internal Control – Integrated Framework”.
Based upon its review and evaluation, management, including the Bank CEO and CFO, has concluded that the Bank’s internal control over financial reporting is effective as of December 31, 2021.
The Bank’s independent registered public accounting firm, PricewaterhouseCoopers AG, has issued an unqualified opinion on the effectiveness of the Bank’s internal control over financial reporting as of December 31, 2021, as stated in their report.
Changes in internal control over financial reporting
There were no changes in the Bank’s internal control over financial reporting during the period covered by this report that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting.

Report of the Independent Registered Public Accounting Firm
PricewaterhouseCoopers AG, Zurich, Switzerland, PCAOB ID 1358
Report of the Independent Registered Public Accounting Firm To the Board of Directors and shareholders of Credit Suisse AG Opinions on the Financial Statements and Internal Control over Financial Reporting We have audited the accompanying consolidated balance sheet of Credit Suisse AG and its subsidiaries (the “Bank”) as of December 31, 2020, and the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for the year then ended, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Bank's internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). We also have audited the adjustments to reflect the change in the composition of reportable segments as presented in Note 4. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review or apply any procedures to the 2018 and 2019 financial statements of the Bank other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2018 and 2019 financial statements taken as a whole. In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Bank as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Bank maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO. Change in Accounting Principle As discussed in Note 19 to the consolidated financial statements, the Bank changed the manner in which it accounts for credit losses on certain financial instruments in 2020. Basis for Opinions The Bank's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Bank’s consolidated financial statements and on the Bank's internal control over financial reporting based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Bank in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects. Our audit of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions. Definition and Limitations of Internal Control over Financial Reporting A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Critical Audit Matters The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate. Fair Value of Certain Level 3 Financial Instruments As described in Note 35 to the consolidated financial statements, the Bank carries CHF 16.4 billion of its assets and CHF 14.0 billion of its liabilities at fair value on a recurring basis that are classified in level 3 of the fair value hierarchy as of December 31, 2020. For these financial instruments, for which no prices are available and which have few or no observable inputs, the determination of fair value may require the use of either industry standard models or internally developed proprietary models as well as require subjective assessment and judgment, depending on liquidity, pricing assumptions, the current economic and competitive environment and the risks affecting the specific instrument. Unobservable inputs used by management to value certain of these level 3 financial instruments included adjusted Net Asset Value (“NAV”), discount rate, terminal growth rate, credit spread, correlation, volatility, market implied life expectancy, mortality rate and market comparable price. The principal considerations for our determination that performing procedures relating to the fair value of certain level 3 financial instruments is a critical audit matter are the significant judgment by management to determine the fair value of these financial instruments due to the use of either industry standard models or internally developed proprietary models, which included unobservable inputs related to adjusted NAV, discount rate, terminal growth rate, credit spread, correlation, volatility, market implied life expectancy, mortality rate and market comparable price. This in turn led to a high degree of auditor subjectivity, judgment and effort to evaluate the audit evidence obtained related to the valuation, and the audit effort involved the use of professionals with specialized skill and knowledge. Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the fair value of certain level 3 financial instruments, including controls over the Bank’s models, significant unobservable inputs, and data. These procedures also included, among others (i) the involvement of professionals with specialized skill and knowledge to assist in developing an independent range of prices for a sample of financial instruments and (ii) comparing the independent estimate to management’s estimate to evaluate the reasonableness of management’s estimate. Developing the independent estimate involved (i) testing the completeness and accuracy of data provided by management, and as appropriate, (ii) evaluating management’s unobservable inputs and (iii) independently developing unobservable inputs related to adjusted NAV, discount rate, terminal growth rate, credit spread, correlation, volatility, market implied life expectancy, mortality rate and market comparable price. Allowance for Credit Losses - Collectively Evaluated Corporate and Institutional Loans - Investment Bank As described in Note 19 to the consolidated financial statements, the Bank’s allowance for credit losses represents management’s estimate of expected credit losses on loans held at amortized cost. As of December 31, 2020, the collectively evaluated expected credit losses in the Investment Bank of CHF 194 million primarily consist of Corporate and Institutional loans with a gross loan balance, excluding those which are held at fair value, of CHF 13,776 million. The Bank’s credit loss requirements are based on a forward-looking, lifetime current expected credit loss (“CECL”) model by incorporating reasonable and supportable forecasts of future economic conditions available at the reporting date. Management’s estimation of expected credit losses is based on a discounted probability-weighted estimate that considers three future macroeconomic scenarios: a baseline scenario, an upside scenario and a downside scenario. For extreme and statistically rare events which cannot be adequately reflected in CECL models, such as the current effects of the COVID-19 pandemic on the global economy, the event becomes the baseline scenario. In the current environment, to address circumstances where in management’s judgment the CECL model outputs are overly sensitive to the effect of economic inputs that lie significantly outside of their historical range, model overlays are applied. These overlays are based on expert judgment and are applied in response to these exceptional circumstances to consider historical stressed losses and industry and counterparty credit level reviews. The principal consideration for our determination that performing procedures relating to the allowance for credit losses on collectively evaluated corporate and institutional loans within the Investment Bank is a critical audit matter are (i) the significant judgement by management in evaluating model results and assessing the need for overlays to the CECL model output in the current environment, (ii) the significant judgment and estimation by management in determining an appropriate methodology for the overlays applied, which both in turn led to a high degree of auditor judgement, subjectivity and effort in performing procedures and in evaluating audit evidence obtained relating to the appropriateness of overlays to the CECL model output, and (iii) the audit effort involved professionals with specialized skill and knowledge. Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s expected credit loss process. The procedures also included, among others, testing management’s process for estimating expected credit losses, which included (i) evaluating the appropriateness of the methodologies used to determine the allowance for credit losses, (ii) testing the completeness and accuracy of data used in the estimate, and (iii) evaluating the reasonableness of management’s model overlays. The procedures included the use of professionals with specialized skill and knowledge to assist in evaluating the appropriateness of model methodologies and assist in evaluating the audit evidence. Goodwill Impairment Assessment - Investment Bank Reporting Unit As described in Note 20 to the consolidated financial statements, the Bank’s goodwill balance was CHF 3.8 billion as of December 31, 2020 of which CHF 0.9 billion was allocated to the Investment Bank reporting unit. Goodwill is reviewed for impairment on an annual basis as of December 31 and at any other time that events or circumstances indicate that the carrying value of goodwill may not be recoverable. Goodwill is allocated to the Bank’s reporting units for the purposes of the impairment test. In estimating the fair value of its reporting units, the Bank applied a combination of the market approach and the income approach. In determining the estimated fair value, the Bank relied upon its latest five-year financial plan which included significant management assumptions and estimates based on its view of current and future economic conditions and assumptions regarding the discount rate under the income approach as well as price to projected earnings and price to book value multiples (“multiples”) under the market approach. The principal considerations for our determination that performing procedures relating to the goodwill impairment assessment of the Investment Bank reporting unit is a critical audit matter are (i) the significant judgment by management when developing the fair value measurement of the Investment Bank reporting unit, (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions related to the combination of the market approach and income approach, five-year financial plan, discount rate and multiples, and (iii) the audit effort involved the use of professionals with specialized skill and knowledge. Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s goodwill impairment assessment. These procedures also included, among others (i) testing management’s process for developing the fair value estimate of the Investment Bank reporting unit; (ii) evaluating the appropriateness of the combination of the market approach and income approach; (iii) testing the completeness and accuracy of underlying data used in the model; and (iv) evaluating the reasonableness of the significant assumptions used by management related to the five-year financial plan, discount rate and the multiples. Evaluating management’s assumptions related to the five-year financial plan involved evaluating whether the assumptions used by management were reasonable considering the current and past performance of the reporting unit. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Bank’s market approach and income approach as well as the discount rate and multiples assumptions. Litigation provisions As described in Note 39 to the consolidated financial statements, the Bank is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its businesses. The Bank’s aggregate litigation provisions include estimates of losses, additional losses or ranges of loss for proceedings for which such losses are probable and can be reasonably estimated. As of December 31, 2020, the Bank has recorded litigation provisions of CHF 1.7 billion. Management’s estimate of the aggregate range of reasonably possible losses that are not covered by existing provisions for which the Bank believes an estimate is possible is zero to CHF 0.9 billion. The principal considerations for our determination that performing procedures relating to the litigation provision is a critical audit matter are the significant judgment by management when assessing the likelihood of a loss being incurred and when determining a reasonable estimate of the loss, which in turn led to a high degree of auditor judgment, subjectivity, and effort in evaluating management’s assessment of the provision for losses and related disclosures. Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s estimation of the litigation provisions, including controls over determining whether a loss is probable and whether the amount of loss can be reasonably estimated, as well as controls over the related financial statement disclosures. These procedures also included, among others, obtaining and evaluating the letters of audit inquiry with external legal counsel, evaluating the reasonableness of management’s assessment regarding whether an unfavorable outcome is reasonably possible or probable and reasonably estimable, and evaluating the sufficiency of the Bank’s litigation disclosures. /s/ PricewaterhouseCoopers AG Zurich, Switzerland March 18, 2021 We have served as the Bank’s auditor since 2020. Opinions on the Financial Statements and Internal Control over Financial Reporting We have audited the accompanying consolidated balance sheets of Credit Suisse AG and its subsidiaries (the “Bank”) as of December 31, 2021 and 2020, and the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for the years then ended, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Bank's internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Bank as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Bank maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO. We also have audited the adjustments to reflect the change in the composition of reportable segments presented and described in Note 4. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review or apply any procedures to the 2019 financial statements of the Bank other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2019 financial statements taken as a whole. Change in Accounting Principle As discussed in Note 2 and Note 19 to the consolidated financial statements, the Bank changed the manner in which it accounts for credit losses on certain financial instruments in 2020. Basis for Opinions The Bank's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s report on internal control over financial reporting. Our responsibility is to express opinions on the Bank’s consolidated financial statements and on the Bank's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Bank in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions. Definition and Limitations of Internal Control over Financial Reporting A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Critical Audit Matters The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate. Fair Value of Certain Level 3 Financial Instruments As described in Note 35 to the consolidated financial statements, the Bank carries CHF 10,578 million of its assets and CHF 14,442 million of its liabilities at fair value measured on a recurring basis that are classified in level 3 of the fair value hierarchy as of December 31, 2021. For these financial instruments, for which no prices are available and which have few or no observable inputs, the determination of fair value may require the use of either industry standard models or internally developed proprietary models, as well as require subjective assessment and judgment, depending on liquidity, pricing assumptions, the current economic and competitive environment and the risks affecting the specific instrument. Unobservable inputs used by management to value certain of these level 3 financial instruments included price, credit spread, correlation, volatility, market implied life expectancy and mortality rate. The principal considerations for our determination that performing procedures relating to the fair value of certain level 3 financial instruments is a critical audit matter are the significant judgment by management to determine the fair value of these financial instruments due to the use of either industry standard models or internally developed proprietary models, which included unobservable inputs related to price, credit spread, correlation, volatility, market implied life expectancy and mortality rate; this in turn led to a high degree of auditor subjectivity, judgment and effort to evaluate the audit evidence related to the valuation, and the audit effort involved the use of professionals with specialized skill and knowledge. Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the fair value of certain level 3 financial instruments, including controls over the Bank’s models, significant unobservable inputs, and data. These procedures also included, among others (i) the involvement of professionals with specialized skill and knowledge to assist in developing an independent range of prices for a sample of financial instruments and (ii) comparing the independent estimate to management’s estimate to evaluate the reasonableness of management’s estimate. Developing the independent estimate involved (i) testing the completeness and accuracy of data provided by management, and as appropriate, (ii) evaluating the reasonableness of management’s unobservable inputs and (iii) independently developing unobservable inputs related to price, credit spread, correlation, volatility, market implied life expectancy and mortality rate. Allowance for Credit Losses – Collectively Evaluated Corporate and Institutional Loans – Investment Bank As described in Note 19 to the consolidated financial statements, the Bank’s allowance for credit losses represents management’s estimate of expected credit losses on loans held at amortized cost. As of December 31, 2021, the collectively evaluated expected credit losses in the Investment Bank of CHF 136 million primarily consist of Corporate and Institutional loans with a gross loan balance, excluding those which are held at fair value, of CHF 17,776 million. The Bank’s credit loss requirements are based on a forward-looking, lifetime current expected credit loss (“CECL”) model by incorporating reasonable and supportable forecasts of future economic conditions available at the reporting date. Management’s estimation of expected credit losses is based on a discounted probability-weighted estimate that considers three future macroeconomic scenarios: a baseline scenario, an upside scenario and a downside scenario. For events which cannot be adequately reflected in CECL models due to a lack of historical experience the event may be embedded in the baseline scenario. In order to address circumstances where in management’s judgment the CECL model outputs are overly sensitive to the effect of economic inputs that lie outside of their historical range, model overlays are applied. Such overlays are based on judgment and are applied in response to these circumstances to consider historical stressed losses and industry and counterparty credit level reviews. The principal considerations for our determination that performing procedures relating to the allowance for credit losses on collectively evaluated corporate and institutional loans within the Investment Bank is a critical audit matter are (i) the significant judgment by management in evaluating model results and assessing the need for overlays to the CECL model output in the current environment, (ii) the significant judgment and estimation by management in determining an appropriate methodology for the overlays applied, which both in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and in evaluating audit evidence obtained relating to the model results and the appropriateness of overlays to the CECL model output, and (iii) the audit effort involved the use of professionals with specialized skill and knowledge. Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s expected credit loss process, including controls over the Bank’s models. The procedures also included, among others, testing management’s process for estimating expected credit losses, which included (i) evaluating the appropriateness of the methodologies used to determine the allowance for credit losses, (ii) testing the completeness and accuracy of data used in the estimate, and (iii) evaluating the reasonableness of management’s model overlays. The procedures included the use of professionals with specialized skill and knowledge to assist in evaluating the appropriateness of model methodologies and assist in evaluating the audit evidence. Litigation provisions As described in Note 39 to the consolidated financial statements, the Bank is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its businesses. The Bank’s aggregate litigation provisions include estimates of losses, additional losses or ranges of loss for proceedings for which such losses are probable and can be reasonably estimated. As of December 31, 2021, the Bank has recorded litigation provisions of CHF 1,539 million. Management’s estimate of the aggregate range of reasonably possible losses that are not covered by existing provisions for which the Bank believes an estimate is possible is zero to CHF 1.5 billion. The principal considerations for our determination that performing procedures relating to the litigation provisions is a critical audit matter are the significant judgment by management when assessing the likelihood of a loss being incurred and when determining whether a reasonable estimate of the loss or ranges of loss for each claim can be made, which in turn led to a high degree of auditor judgment, subjectivity, and effort in evaluating management’s assessment of the litigation provisions and related disclosures. Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s estimation of the litigation provisions, including controls over determining whether a loss is probable and whether the amount of loss can be reasonably estimated, as well as controls over the related financial statement disclosures. These procedures also included, among others, obtaining and evaluating the letters of audit inquiry with internal and external legal counsel, evaluating the reasonableness of management’s assessment regarding whether an unfavorable outcome is reasonably possible or probable and reasonably estimable, and evaluating the sufficiency of the Bank’s litigation provisions and related disclosures. Income taxes – Realization of the tax benefit of the loss related to Archegos As described in Note 28 to the consolidated financial statements, the Bank recognized a net deferred tax asset (“DTA”) balance of CHF 3,544 million as of December 31, 2021. The most significant DTAs arose in the United States, of which certain amounts relate to the tax benefit of Archegos losses deemed attributable to non-United Kingdom (“UK”) operations. The realization of deferred tax assets on temporary differences is dependent upon the generation of taxable income during the periods in which those temporary differences become deductible. In evaluating whether deferred tax assets will be realized, management considers both positive and negative evidence, including projected future taxable income, the reversal of deferred tax liabilities, which can be scheduled, and tax planning strategies. The principal considerations for our determination that performing procedures relating to income taxes associated with the realization of the tax benefit of the loss related to of Archegos is a critical audit matter are the significant judgments by management to determine the Archegos losses attributable to non-UK operations, as well as in evaluating whether Archegos related DTAs will be realized. This in turn led to a high degree of auditor subjectivity, judgment and effort in evaluating audit evidence obtained related to management’s assessment to the determination of the attribution and characteristics of the loss and in evaluating whether Archegos related DTAs will be realized. Also, the audit effort involved the use of professionals with specialized skill and knowledge. Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s process for determining the realization of DTAs, including those related to Archegos losses. These procedures also included, among others, evaluating the reasonableness of management’s assessment regarding the attribution of the Archegos loss between UK and non-UK operations as well as in evaluating whether Archegos related DTAs will be realized, both of which included the use of professionals with specialized skill and knowledge to assist in evaluating the reasonableness of management’s conclusions. /s/ PricewaterhouseCoopers AG Zurich, Switzerland March 10, 2022 We have served as the Bank’s auditor since 2020.

458-I

458-II

458-III

Report of the Independent Registered Public Accounting Firm To the shareholders and Board of Directors of Credit Suisse AG, Zurich Opinion on the Consolidated Financial Statements We have audited, before the adjustments to reflect the change in the composition of reportable segments as presented and described in Note 4, the consolidated statements of operations, comprehensive income, changes in equity, and cash flows of Credit Suisse AG and subsidiaries (the “Bank”) for the year ended December 31, 2019, and the related notes (collectively, the “consolidated financial statements”). The 2019 consolidated financial statements before the adjustments to reflect the change in the composition of reportable segments as presented and described in Note 4 are not presented herein. In our opinion, the consolidated financial statements, before the adjustments to reflect the change in the composition of reportable segments as presented and described in Note 4, present fairly, in all material respects, the results of operations of the Bank and its cash flows for the year ended December 31, 2019, in conformity with U.S. generally accepted accounting principles. We were not engaged to audit, review, or apply any procedures to the adjustments to reflect the change in the composition of reportable segments as presented and described in Note 4 and, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by other auditors. Basis for Opinion These consolidated financial statements are the responsibility of the Bank’s management and the Board of Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Bank in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion. KPMG AG We served as the Bank’s auditor from 1989 to 2020. Zurich, March 25, 2020
458-IV

Consolidated financial statements
Consolidated statements of operations
in	Note	2021	2020	2019
Consolidated statements of operations (CHF million)
Interest and dividend income	5	9,593	11,220	16,667
Interest expense	5	(3,668)	(5,260)	(9,618)
Net interest income	5	5,925	5,960	7,049
Commissions and fees	6	13,180	11,850	11,071
Trading revenues	7	2,371	3,178	1,773
Other revenues	8	1,566	1,515	2,793
Net revenues		23,042	22,503	22,686
Provision for credit losses	9	4,209	1,092	324
Compensation and benefits	10	8,011	8,860	9,105
General and administrative expenses	11	8,581	7,962	7,588
Commission expenses		1,243	1,256	1,276
Goodwill impairment	20	976	0	0
Restructuring expenses	12	113	122	–
Total other operating expenses		10,913	9,340	8,864
Total operating expenses		18,924	18,200	17,969
Income/(loss) before taxes		(91)	3,211	4,393
Income tax expense	28	938	697	1,298
Net income/(loss)		(1,029)	2,514	3,095
Net income/(loss) attributable to noncontrolling interests		(100)	3	14
Net income/(loss) attributable to shareholders		(929)	2,511	3,081
Consolidated statements of comprehensive income
in	2021	2020	2019
Comprehensive income/(loss) (CHF million)
Net income/(loss)	(1,029)	2,514	3,095
Gains/(losses) on cash flow hedges	(300)	177	86
Foreign currency translation	786	(3,014)	(995)
Unrealized gains/(losses) on securities	0	(17)	21
Actuarial gains/(losses)	30	(44)	(24)
Net prior service credit/(cost)	5	(4)	1
Gains/(losses) on liabilities related to credit risk	387	151	(1,738)
Other comprehensive income/(loss), net of tax	908	(2,751)	(2,649)
Comprehensive income/(loss)	(121)	(237)	446
Comprehensive income/(loss) attributable to noncontrolling interests	(72)	(55)	7
Comprehensive income/(loss) attributable to shareholders	(49)	(182)	439
The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated balance sheets
end of	Note	2021	2020
Assets (CHF million)
Cash and due from banks		164,026	138,207
of which reported at fair value		308	525
of which reported from consolidated VIEs		108	90
Interest-bearing deposits with banks		1,256	1,230
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	14	103,906	92,276
of which reported at fair value		68,623	57,994
Securities received as collateral, at fair value		15,017	50,773
of which encumbered		8,455	27,614
Trading assets, at fair value	15	111,299	157,511
of which encumbered		30,092	52,468
of which reported from consolidated VIEs		1,822	2,164
Investment securities	16	1,003	605
of which reported at fair value		1,003	605
Other investments	17	5,788	5,379
of which reported at fair value		4,093	3,793
of which reported from consolidated VIEs		1,015	1,251
Net loans	18	300,358	300,341
of which reported at fair value		10,243	11,408
of which encumbered		42	179
of which reported from consolidated VIEs		1,400	900
allowance for credit losses		(1,296)	(1,535)
Goodwill	20	2,881	3,755
Other intangible assets	21	276	237
of which reported at fair value		224	180
Brokerage receivables		16,689	35,943
allowance for credit losses		(4,186)	(1)
Other assets	22	36,715	36,574
of which reported at fair value		9,184	8,373
of which encumbered		0	167
of which reported from consolidated VIEs		1,482	1,858
of which loans held-for-sale (amortized cost base)		588	650
allowance for credit losses - other assets held at amortized cost		(28)	(41)
Total assets		759,214	822,831
The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated balance sheets (continued)
end of	Note	2021	2020
Liabilities and equity (CHF million)
Due to banks	24	18,960	16,420
of which reported at fair value		477	413
Customer deposits	24	393,841	392,039
of which reported at fair value		3,700	4,343
of which reported from consolidated VIEs		0	1
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	14	35,368	37,087
of which reported at fair value		13,307	13,688
Obligation to return securities received as collateral, at fair value		15,017	50,773
Trading liabilities, at fair value	15	27,539	45,871
of which reported from consolidated VIEs		8	10
Short-term borrowings		25,336	21,308
of which reported at fair value		10,690	10,740
of which reported from consolidated VIEs		4,352	4,178
Long-term debt	25	160,695	160,279
of which reported at fair value		67,788	70,243
of which reported from consolidated VIEs		1,391	1,746
Brokerage payables		13,062	21,655
Other liabilities	22	21,309	30,340
of which reported at fair value		2,568	7,756
of which reported from consolidated VIEs		233	207
Total liabilities		711,127	775,772
Common shares		4,400	4,400
Additional paid-in capital		47,417	46,232
Retained earnings		14,932	15,871
Accumulated other comprehensive income/(loss)	26	(19,359)	(20,239)
Total shareholders' equity		47,390	46,264
Noncontrolling interests		697	795
Total equity		48,087	47,059

Total liabilities and equity		759,214	822,831
> Refer to “Note 33 – Guarantees and commitments” and “Note 39 – Litigation” for information on commitments and contingencies.

end of	2021	2020
Additional share information
Par value (CHF)	1.00	1.00
Issued shares	4,399,680,200	4,399,680,200
Shares outstanding	4,399,680,200	4,399,680,200
The Bank's total share capital is fully paid and consists of 4,399,680,200 registered shares as of December 31, 2021. Each share is entitled to one vote. The Bank has no warrants on its own shares outstanding.

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated statements of changes in equity
	Attributable to shareholders
	Common shares	Additional paid-in capital		Retained earnings	Treasury shares, at cost	[1]	AOCI	Total share- holders' equity	Non- controlling interests	Total equity
2021 (CHF million)
Balance at beginning of period	4,400	46,232		15,871	0		(20,239)	46,264	795	47,059
Purchase of subsidiary shares from non- controlling interests, not changing ownership [2,3]	–	–		–	–		–	–	(46)	(46)
Sale of subsidiary shares to noncontrolling interests, not changing ownership [3]	–	–		–	–		–	–	27	27
Net income/(loss)	–	–		(929)	–		–	(929)	(100)	(1,029)
Total other comprehensive income/(loss), net of tax	–	–		–	–		880	880	28	908
Share-based compensation, net of tax	–	125		–	–		–	125	–	125
Dividends on share-based compensation, net of tax	–	(9)		–	–		–	(9)	–	(9)
Dividends paid	–	–		(10)	–		–	(10)	(1)	(11)
Changes in scope of consolidation, net	–	–		–	–		–	–	(3)	(3)
Other	–	1,069	[4]	–	–		–	1,069	(3)	1,066
Balance at end of period	4,400	47,417		14,932	0		(19,359)	47,390	697	48,087
2020 (CHF million)
Balance at beginning of period	4,400	45,774		13,492	0		(17,546)	46,120	643	46,763
Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	–		–	–		–	–	(20)	(20)
Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–		–	–		–	–	19	19
Net income/(loss)	–	–		2,511	–		–	2,511	3	2,514
Cumulative effect of accounting changes, net of tax	–	–		(132)	–		–	(132)	–	(132)
Total other comprehensive income/(loss), net of tax	–	–		–	–		(2,693)	(2,693)	(58)	(2,751)
Share-based compensation, net of tax	–	494		–	–		–	494	–	494
Dividends on share-based compensation, net of tax	–	(41)		–	–		–	(41)	–	(41)
Dividends paid	–	(10)		–	–		–	(10)	–	(10)
Changes in scope of consolidation, net	–	–		–	–		–	–	198	198
Other	–	15		–	–		–	15	10	25
Balance at end of period	4,400	46,232		15,871	0		(20,239)	46,264	795	47,059
1 Reflects Credit Suisse Group shares which are reported as treasury shares. Those shares are held to economically hedge share award obligations.
2 Distributions to owners in funds include the return of original capital invested and any related dividends.
3 Transactions with and without ownership changes related to fund activity are all displayed under "not changing ownership".
4 Includes a capital contribution of CHF 1,080 million from Credit Suisse Group AG to Credit Suisse AG following the issuance of mandatory convertible notes in May 2021 by the Group.
The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated statements of changes in equity (continued)
	Attributable to shareholders
	Common shares/ participa- tion secu- rities	Additional paid-in capital	Retained earnings	Treasury shares, at cost	AOCI	Total share- holders' equity	Non- controlling interests	Total equity
2019 (CHF million)
Balance at beginning of period	4,400	45,557	10,179	0	(14,840)	45,296	698	45,994
Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	–	–	–	–	–	(103)	(103)
Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–	–	–	–	–	68	68
Net income/(loss)	–	–	3,081	–	–	3,081	14	3,095
Cumulative effect of accounting changes, net of tax	–	–	242	–	(64)	178	–	178
Total other comprehensive income/(loss), net of tax	–	–	–	–	(2,642)	(2,642)	(7)	(2,649)
Share-based compensation, net of tax	–	254	–	–	–	254	–	254
Dividends on share-based compensation, net of tax	–	(35)	–	–	–	(35)	–	(35)
Dividends paid	–	–	(10)	–	–	(10)	(1)	(11)
Changes in scope of consolidation, net	–	–	–	–	–	–	(4)	(4)
Other	–	(2)	–	–	–	(2)	(22)	(24)
Balance at end of period	4,400	45,774	13,492	0	(17,546)	46,120	643	46,763
The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated statements of cash flows
in	2021	2020	2019
Operating activities (CHF million)
Net income/(loss)	(1,029)	2,514	3,095
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities (CHF million)
Impairment, depreciation and amortization	2,227	1,196	1,134
Provision for credit losses	4,209	1,092	324
Deferred tax provision/(benefit)	164	358	616
Share-based compensation	886	1,086	1,022
Valuation adjustments relating to long-term debt	1,140	2,706	10,193
Share of net income/(loss) from equity method investments	(181)	(120)	(78)
Trading assets and liabilities, net	27,302	(8,079)	(28,028)
(Increase)/decrease in other assets	16,082	(7,128)	3,057
Increase/(decrease) in other liabilities	(13,453)	407	(6,502)
Other, net	(454)	176	(2,272)
Total adjustments	37,922	(8,306)	(20,534)
Net cash provided by/(used in) operating activities	36,893	(5,792)	(17,439)
Investing activities (CHF million)
(Increase)/decrease in interest-bearing deposits with banks	(6)	(520)	411
(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	(8,895)	19,289	8,386
Purchase of investment securities	(630)	(402)	(557)
Proceeds from sale of investment securities	0	629	6
Maturities of investment securities	184	184	1,007
Investments in subsidiaries and other investments	(2,049)	(210)	(284)
Proceeds from sale of other investments	615	677	1,133
(Increase)/decrease in loans	(3,935)	(9,252)	(18,354)
Proceeds from sales of loans	5,371	3,860	4,612
Capital expenditures for premises and equipment and other intangible assets	(1,254)	(1,044)	(1,133)
Proceeds from sale of premises and equipment and other intangible assets	3	45	30
Other, net	457	113	537
Net cash provided by/(used in) investing activities	(10,139)	13,369	(4,206)
The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated statements of cash flows (continued)
in	2021	2020	2019
Financing activities (CHF million)
Increase/(decrease) in due to banks and customer deposits	1,111	24,616	26,057
Increase/(decrease) in short-term borrowings	3,437	(5,290)	6,911
Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(2,998)	(1,539)	3,491
Issuances of long-term debt	51,254	57,641	34,911
Repayments of long-term debt	(52,964)	(42,768)	(46,290)
Dividends paid	(11)	(10)	(11)
Other, net	350	(445)	(1,099)
Net cash provided by/(used in) financing activities	179	32,205	23,970
Effect of exchange rate changes on cash and due from banks (CHF million)
Effect of exchange rate changes on cash and due from banks	(1,114)	(2,619)	(595)
Net increase/(decrease) in cash and due from banks (CHF million)
Net increase/(decrease) in cash and due from banks	25,819	37,163	1,730

Cash and due from banks at beginning of period [1]	138,207	101,044	99,314
Cash and due from banks at end of period [1]	164,026	138,207	101,044
1 Includes restricted cash.
Supplemental cash flow information
in	2021	2020	2019
Cash paid for income taxes and interest (CHF million)
Cash paid for income taxes	797	735	706
Cash paid for interest	5,518	8,126	13,015
> Refer to “Note 19 – Financial instruments measured at amortized cost and credit losses” and “Note 23 – Leases” for information on non-cash transactions.
The accompanying notes to the consolidated financial statements are an integral part of these statements.

Notes to the consolidated financial statements
1 Summary of significant accounting policies
Overview
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
Revisions of prior period financial statements
In connection with ongoing internal control processes, the Bank identified accounting issues that were not material individually or in aggregate to the prior period financial statements. As a result of these accounting issues prior periods have been revised in the consolidated financial statements and the related notes.
The Bank identified accounting issues with respect to the netting treatment relating to the presentation of a limited population of certain securities lending and borrowing activities. As a result, balance sheet and cash flow positions for both assets and liabilities relating to these activities were understated. For the year ended December 31, 2020, “Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions”, “Total assets”, “Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions” as well as “Total liabilities” in the consolidated balances sheets were revised by CHF 13,143 million. For the year ended December 31, 2020, “(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions” and “Net cash provided by/(used in) investing activities” were revised by a credit of CHF 70 million in the consolidated statements of cash flows and “Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions” and “Net cash provided by/(used in) financing activities” were revised by a debit of CHF 70 million. Due to the increase in total assets the Bank’s leverage exposure increased by the same amount and reduced the related leverage ratios by 10 basis points.
Separately, in the consolidated statements of cash flows share-based compensation expenses, net were previously included in net cash provided by/(used in) financing activities, but are now separately included in net cash provided by/(used in) operating activities. The Bank also expanded the elimination of non-cash exchange rate movements related to certain operating, investing and financing activities. In addition, the presentation of certain cash flow hedges were reclassified. In aggregate for these matters for the year ended December 31, 2020, “Net cash provided by/(used in) operating activities” were revised by a debit of CHF 371 million, “Net cash provided by/(used in) investing activities” were revised by a credit of CHF 2,273 million and “Net cash provided by/(used in) financing activities were revised by a debit of CHF 1,902 million. In aggregate for these matters for the year ended December 31, 2019, “Net cash provided by/(used in) operating activities” were revised by a debit of CHF 979 million, “Net cash provided by/(used in) investing activities” were revised by a credit of CHF 1,045 million and “Net cash provided by/(used in) financing activities were revised by a debit of CHF 66 million.
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
> Refer to “Note 4 – Segment information” in VI – Consolidated financial statements – Credit Suisse Group for further information.
Net revenues and income/(loss) before taxes
in	2021	2020	2019
Net revenues (CHF million)
Swiss Universal Bank	5,801	5,615	5,905
International Wealth Management	3,462	3,747	4,181
Asia Pacific	3,242	3,155	3,029
Asset Management	1,456	1,090	1,635
Investment Bank	8,888	9,098	8,161
Adjustments [1]	193	(202)	(225)
Net revenues	23,042	22,503	22,686
Income/(loss) before taxes (CHF million)
Swiss Universal Bank	2,729	2,104	2,573
International Wealth Management	976	1,091	1,586
Asia Pacific	994	828	922
Asset Management	300	(39)	479
Investment Bank	(3,703)	1,655	1,026
Adjustments [1]	(1,387)	(2,428)	(2,193)
Income/(loss) before taxes	(91)	3,211	4,393
1
Adjustments represent certain consolidating entries and balances, including those relating to items that are managed but are not legally owned by the Bank and vice versa, and certain revenues and expenses that were not allocated to the segments, including such items relating to the Asset Resolution Unit.

Total assets
end of	2021	2020
Total assets (CHF million)
Swiss Universal Bank	263,797	261,465
International Wealth Management	88,715	91,503
Asia Pacific	67,395	67,356
Asset Management	3,393	3,703
Investment Bank	211,802	271,976
Adjustments [1]	124,112	126,828
Total assets	759,214	822,831
1
Adjustments represent certain consolidating entries and balances, including those relating to items that are managed but are not legally owned by the Bank and vice versa, and certain revenues and expenses that were not allocated to the segments, including such items relating to the Asset Resolution Unit.

Net revenues and income/(loss) before taxes by geographical location
in	2021	2020	2019
Net revenues (CHF million)
Switzerland	8,382	8,659	9,239
EMEA	2,916	3,162	1,244
Americas	8,896	7,765	9,253
Asia Pacific	2,848	2,917	2,950
Net revenues	23,042	22,503	22,686
Income/(loss) before taxes (CHF million)
Switzerland	1,659	2,477	3,259
EMEA	(5,554)	(847)	(2,574)
Americas	3,574	1,419	3,348
Asia Pacific	230	162	360
Income/(loss) before taxes	(91)	3,211	4,393
The designation of net revenues and income/(loss) before taxes is based on the location of the office recording the transactions. This presentation does not reflect the way the Bank is managed.
Total assets by geographical location
end of	2021	2020
Total assets (CHF million)
Switzerland	259,874	266,095
EMEA	163,539	159,465
Americas	249,680	300,783
Asia Pacific	86,121	96,488
Total assets	759,214	822,831
The designation of total assets by region is based upon customer domicile.
5 Net interest income
in	2021	2020	2019
Net interest income (CHF million)
Loans	4,993	5,694	7,173
Investment securities	1	3	9
Trading assets, net of trading liabilities [1]	2,839	3,158	3,828
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	1,172	1,596	2,926
Other	588	769	2,731
Interest and dividend income	9,593	11,220	16,667
Deposits	(151)	(1,107)	(3,055)
Short-term borrowings	3	(170)	(422)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(812)	(908)	(1,669)
Long-term debt	(2,437)	(2,702)	(3,361)
Other	(271)	(373)	(1,111)
Interest expense	(3,668)	(5,260)	(9,618)
Net interest income	5,925	5,960	7,049
1 Interest and dividend income is presented on a net basis to align with the presentation of trading revenues for trading assets and liabilities.
6 Commissions and fees
in	2021	2020	2019
Commissions and fees (CHF million)
Lending business	1,870	1,612	1,663
Investment and portfolio management	3,401	3,087	3,295
Other securities business	59	73	89
Fiduciary business	3,460	3,160	3,384
Underwriting	2,560	2,348	1,602
Brokerage	3,088	3,246	2,900
Underwriting and brokerage	5,648	5,594	4,502
Other services	2,202	1,484	1,522
Commissions and fees	13,180	11,850	11,071
7 Trading revenues
in	2021	2020	2019
Trading revenues (CHF million)
Interest rate products	1,257	(91)	67
Foreign exchange products	1,580	2,482	656
Equity/index-related products	1,365	387	1,146
Credit products	(1,826)	192	(513)
Commodity and energy products	(12)	132	144
Other products	7	76	273
Trading revenues	2,371	3,178	1,773
Represents revenues on a product basis which are not representative of business results within segments, as segment results utilize financial instruments across various product types.

> Refer to “Note 7 – Trading revenues” in VI – Consolidated financial statements – Credit Suisse Group for further information.
8 Other revenues
in	2021	2020	2019
Other revenues (CHF million)
Loans held-for-sale	(90)	(34)	(14)
Long-lived assets held-for-sale	232	26	252
Equity method investments	60	(255)	230
Other investments	256	769	1,142
Other	1,108	1,009	1,183
Other revenues	1,566	1,515	2,793
> Refer to “Note 8 – Other revenues” in VI – Consolidated financial statements – Credit Suisse Group for further information.
9 Provision for credit losses
in	2021		2020	2019
Provision for credit losses (CHF million)
Loans held at amortized cost	(23)		863	284
Other financial assets held at amortized cost	4,295	[1]	19	11
Off-balance sheet credit exposures	(63)		210	29
Provision for credit losses	4,209		1,092	324
1 Primarily reflects a provision for credit losses of CHF 4,307 million related to Archegos.
10 Compensation and benefits
in	2021	2020	2019
Compensation and benefits (CHF million)
Salaries and variable compensation	6,730	7,521	7,733
Social security	530	559	554
Other [1]	751	780	818
Compensation and benefits	8,011	8,860	9,105
1
Includes pension-related expenses of CHF 497 million, CHF 503 million and CHF 502 million in 2021, 2020 and 2019, respectively, relating to service costs for defined benefit pension plans and employer contributions for defined contribution pension plans.

11 General and administrative expenses
in	2021	2020	2019
General and administrative expenses (CHF million)
Occupancy expenses	893	883	990
IT, machinery and equipment	1,218	1,129	1,066
Provisions and losses	1,489	1,253	639
Travel and entertainment	127	134	303
Professional services	3,625	3,025	3,132
Communication and market data services	458	458	465
Amortization and impairment of other intangible assets	8	8	10
Other [1]	763	1,072	983
General and administrative expenses	8,581	7,962	7,588
1
Includes pension-related expenses/(credits) of CHF 10 million, CHF 0 and CHF 10 million in 2021, 2020 and 2019, respectively, relating to certain components of net periodic benefit costs for defined benefit plans.

12 Restructuring expenses
The Bank completed the one-year restructuring plan announced in July 2020 in connection with the implementation of key strategic growth initiatives at the end of June 2021. Restructuring expenses of CHF 113 million were recognized in 2021.
> Refer to “Note 12 – Restructuring expenses” in VI – Consolidated financial statements – Credit Suisse Group for further information.
Restructuring expenses by type
in	2021	2020
Restructuring expenses by type (CHF million)
Compensation and benefits-related expenses	45	102
of which severance expenses	26	66
of which accelerated deferred compensation	19	36
General and administrative-related expenses	68	20
of which pension expenses	4	8
Total restructuring expenses	113	122

Restructuring liabilities
	2021				2020			2019
in	Compen- sation and benefits	General and administrative expenses	Total		Compen- sation and benefits	General and administrative expenses	Total	Compen- sation and benefits		General and administrative expenses		Total
Restructuring liabilities (CHF million)
Balance at beginning of period	47	2	49		–	–	–	152		190		342
Net additional charges [1]	26	32	58		66	6	72	–		–		–
Reclassifications	(22)	(3)	(25)	[2]	–	–	–	(152)	[3]	(190)	[4]	(342)
Utilization	(32)	(31)	(63)		(19)	(4)	(23)	–		–		–
Balance at end of period	19	0	19		47	2	49	–		–		–
1
The following items for which expense accretion was accelerated in 2021 and 2020 due to the restructuring of the Bank are not included in the restructuring provision: unsettled share-based compensation of CHF 13 million and CHF 25 million, respectively; unsettled pension obligations of CHF 4 million and CHF 8 million, respectively, which remain classified as pension provisions; unsettled cash-based deferred compensation of CHF 7 million and CHF 11 million, respectively, which remain classified as compensation liabilities; and accelerated accumulated depreciation and impairment of CHF 31 million and CHF 6 million, respectively, which remain classified as premises and equipment. The settlement date for the unsettled share-based compensation remains unchanged at three years.

2 Reclassified within other liabilities.
3 In 2019, CHF 97 million was transferred to litigation provisions and CHF 55 million was transferred to other liabilities.
4 In 2019, CHF 167 million was transferred to right-of-use assets in accordance with ASU 2016-02 and CHF 23 million to other liabilities.
13 Revenue from contracts with customers
> Refer to “Note 14 – Revenue from contracts with customers” in VI – Consolidated financial statements – Credit Suisse Group for further information.
Contracts with customers and disaggregation of revenues
in	2021	2020	2019
Contracts with customers (CHF million)
Investment and portfolio management	3,401	3,087	3,295
Other securities business	61	73	89
Underwriting	2,560	2,348	1,602
Brokerage	3,087	3,243	2,898
Other services	2,244	1,566	1,611
Total revenues from contracts with customers	11,353	10,317	9,495
The table above differs from “Note 6 – Commissions and fees” as it includes only those contracts with customers that are in scope of ASC Topic 606 – Revenue from Contracts with Customers.
Contract balances
end of	2021	2020
Contract balances (CHF million)
Contract receivables	865	993
Contract liabilities	55	48
Contract balances
in	4Q21	3Q21	2Q21	1Q21
Revenue recognized (CHF million)
Revenue recognized in the reporting period included in the contract liabilities balance at the beginning of period	9	10	18	8
The Bank’s contract terms are generally such that they do not result in any contract assets.
There were no material net impairment losses on contract receivables in 2021, 2020 or 2019. The Bank did not recognize any revenues in the reporting period from performance obligations satisfied in previous periods.
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

14 Securities borrowed, lent and subject to repurchase agreements
end of	2021	2020
Securities borrowed or purchased under agreements to resell (CHF million)
Central bank funds sold and securities purchased under resale agreements	65,017	53,910
Deposits paid for securities borrowed	38,889	38,366
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	103,906	92,276
Securities lent or sold under agreements to repurchase (CHF million)
Central bank funds purchased and securities sold under repurchase agreements	19,685	19,829
Deposits received for securities lent	15,683	17,258
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	35,368	37,087
> Refer to “Note 15 – Securities borrowed, lent and subject to repurchase agreements” in VI – Consolidated financial statements – Credit Suisse Group for further information.
15 Trading assets and liabilities
end of	2021	2020
Trading assets (CHF million)
Debt securities	54,297	64,532
Equity securities	36,606	63,273
Derivative instruments [1]	17,559	25,531
Other	2,837	4,175
Trading assets	111,299	157,511
Trading liabilities (CHF million)
Short positions	16,693	28,126
Derivative instruments [1]	10,846	17,745
Trading liabilities	27,539	45,871
1 Amounts shown after counterparty and cash collateral netting.
end of	2021	2020
Cash collateral on derivative instruments – netted (CHF million) [1]
Cash collateral paid	17,869	26,885
Cash collateral received	12,056	16,795
Cash collateral on derivative instruments – not netted (CHF million) [2]
Cash collateral paid	7,659	7,741
Cash collateral received	5,533	7,831
1 Recorded as cash collateral netting on derivative instruments in Note 27 – Offsetting of financial assets and financial liabilities.
2 Recorded as cash collateral on derivative instruments in Note 22 – Other assets and other liabilities.
16 Investment securities
end of	2021	2020
Investment securities (CHF million)
Debt securities available-for-sale	1,003	605
Total investment securities	1,003	605
Investment securities by type
	2021				2020
end of	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Investment securities by type (CHF million)
Swiss federal, cantonal or local government entities	0	0	0	0	1	0	0	1
Corporate debt securities	1,011	0	8	1,003	594	10	0	604
Debt securities available-for-sale	1,011	0	8	1,003	595	10	0	605

Gross unrealized losses on debt securities and related fair value
	Less than 12 months		12 months or more		Total
end of	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
2021 (CHF million)
Corporate debt securities	683	8	0	0	683	8
Debt securities available-for-sale	683	8	0	0	683	8
Proceeds from sales, realized gains and realized losses from debt securities available-for-sale
in	2021	2020
Sales of debt securities available-for-sale (CHF million)
Proceeds from sales	0	629
Realized gains	0	42
Amortized cost, fair value and average yield of debt securities
end of 2021	Amortized cost	Fair value	Average yield (in %)
Due within 1 year	154	154	0.03
Due from 1 to 5 years	93	93	0.02
Due from 5 to 10 years	764	756	0.07
Debt securities available-for-sale	1,011	1,003	0.06
Allowance for credit losses on debt securities available-for-sale
As of the end of 2021, the Bank had no allowance for credit losses on debt securities available-for-sale.
> Refer to “Note 17 – Investment securities” in VI – Consolidated financial statements – Credit Suisse Group for further information.
17 Other investments
end of	2021	2020
Other investments (CHF million)
Equity method investments	1,636	2,624
Equity securities (without a readily determinable fair value) [1]	3,315	1,776
of which at net asset value	53	111
of which at measurement alternative	345	357
of which at fair value	2,869	1,278
of which at cost less impairment	48	30
Real estate held-for-investment [2]	48	59
Life finance instruments [3]	789	920
Total other investments	5,788	5,379
1
Includes private equity, hedge funds and restricted stock investments as well as certain investments in non-marketable mutual funds for which the Bank has neither significant influence nor control over the investee.

2
As of the end of 2021 and 2020, real estate held for investment included foreclosed or repossessed real estate of CHF 9 million and CHF 16 million, respectively, of which CHF 6 million and CHF 13 million, respectively, were related to residential real estate.

3 Includes single premium immediate annuity contracts.
Accumulated depreciation related to real estate held-for-investment amounted to CHF 28 million, CHF 31 million and CHF 29 million for 2021, 2020 and 2019, respectively.
No impairments were recorded on real estate held-for-investments in 2021. An impairment of CHF 1 million was recorded on real estate held-for-investments in 2020. No impairments were recorded on real estate held-for-investments in 2019.
Equity securities at measurement alternative
in / end of	2021	Cumulative	2020
Impairments and adjustments (CHF million)
Impairments and downward adjustments	(17)	(42)	(17)
Upward adjustments	1	138	137
> Refer to “Note 36 – Financial instruments” for further information on such investments and “Note 18– Other investments” in VI – Consolidated financial statements – Credit Suisse Group for further information.

18 Loans
> Refer to “Note 19 – Loans” in VI – Consolidated financial statements – Credit Suisse Group for further information.
Loans
end of	2021	2020
Loans (CHF million)
Mortgages [1]	110,533	109,067
Loans collateralized by securities [1]	51,253	51,028
Consumer finance [1]	5,075	4,437
Consumer	166,861	164,532
Real estate	28,529	29,045
Commercial and industrial loans	69,756	74,700
Financial institutions [1]	33,266	30,316
Governments and public institutions	3,323	3,378
Corporate & institutional	134,874	137,439
Gross loans	301,735	301,971
of which held at amortized cost	291,492	290,563
of which held at fair value	10,243	11,408
Net (unearned income)/deferred expenses	(81)	(95)
Allowance for credit losses	(1,296)	(1,535)
Net loans	300,358	300,341
Gross loans by location
Switzerland	175,903	176,312
Foreign	125,832	125,659
Gross loans	301,735	301,971
Impaired loans
Non-performing loans	1,666	1,666
Non-interest-earning loans	286	363
Non-accrual loans	1,952	2,029
Restructured loans	367	313
Potential problem loans	436	843
Other impaired loans	803	1,156
Gross impaired loans [2]	2,755	3,185
1
Certain consumer loans have been reclassified to corporate & institutional loans following the application of a look-through approach with regard to beneficial owners. The prior period has been reclassified to conform to the current presentation.

2
As of December 31, 2021 and 2020, CHF 130 million and CHF 180 million, respectively, were related to consumer mortgages secured by residential real estate for which formal foreclosure proceedings according to local requirements of the applicable jurisdiction were in process.

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
Overview of financial instruments measured at amortized cost – by balance sheet position
	2021				2020
end of	Amortized cost basis	[1]	Allowance for credit losses	Net carrying value	Amortized cost basis	[1]	Allowance for credit losses	Net carrying value
CHF million
Cash and due from banks	163,718		0	163,718	137,683		(1)	137,682
Interest-bearing deposits with banks	1,256	[2]	0	1,256	1,235	[4]	(5)	1,230
Securities purchased under resale agreements and securities borrowing transactions	35,283	[2]	0	35,283	34,282		0	34,282
Loans	291,411	[2,3]	(1,296)	290,115	290,468	[4,5]	(1,535)	288,933
Brokerage receivables	20,875	[2]	(4,186)	16,689	35,944	[4]	(1)	35,943
Other assets	14,226		(28)	14,198	15,540		(41)	15,499
Total	526,769		(5,510)	521,259	515,152		(1,583)	513,569
1 Net of unearned income/deferred expenses, as applicable.
2
Excludes accrued interest in the total amount of CHF 301 million, with no related allowance for credit losses. Of the accrued interest balance, CHF 1 million relates to interest-bearing deposits with banks, CHF 1 million to securities purchased under resale agreements and securities borrowing transactions, CHF 295 million to loans and CHF 4 million to brokerage receivables. These accrued interest balances are reported in other assets.

3 Includes endangered interest of CHF 85 million on non-accrual loans which are reported as part of the loans' amortized cost balance.
4
Excludes accrued interest in the total amount of CHF 351 million, with no related allowance for credit losses. Of the accrued interest balance, CHF 1 million relates to interest-bearing deposits with banks, CHF 334 million to loans and CHF 16 million to brokerage receivables. These accrued interest balances are reported in other assets.

5 Includes endangered interest of CHF 87 million on non-accrual loans which are reported as part of the loans' amortized cost balance.
Allowance for credit losses
Loans held at amortized cost
Allowance for credit losses – loans held at amortized cost
	2021			2020				2019			[1]
	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total		Consumer	Corporate & institutional	Total
CHF million
Balance at beginning of period	318	1,217	1,535	241	807	1,048	[2]	187	714	901
Current-period provision for expected credit losses	78	(53)	25	191	709	900		63	221	284
of which methodology changes	0	(1)	(1)	0	(19)	(19)		–	–	–
of which provisions for interest [3]	25	23	48	22	15	37		–	–	–
Gross write-offs	(55)	(242)	(297)	(87)	(238)	(325)		(86)	(213)	(299)
Recoveries	9	5	14	8	5	13		9	16	25
Net write-offs	(46)	(237)	(283)	(79)	(233)	(312)		(77)	(197)	(274)
Provisions for interest [3]	–	–	–	–	–	–		14	28	42
Foreign currency translation impact and other adjustments, net	7	12	19	(35)	(66)	(101)		(1)	(7)	(8)
Balance at end of period	357	939	1,296	318	1,217	1,535		186	759	945
of which individually evaluated	273	512	785	230	635	865		145	463	608
of which collectively evaluated	84	427	511	88	582	670		41	296	337
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

> Refer to “Note 20 – Financial instruments measured at amortized cost and credit losses” in VI – Consolidated financial statements – Credit Suisse Group for further information on estimating expected credit losses and the Bank’s gross write-offs.
Purchases, reclassifications and sales – loans held at amortized cost
	2021			2020			2019
in	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total
CHF million
Purchases [1]	22	4,361	4,383	45	2,756	2,801	18	2,478	2,496
Reclassifications from loans held-for-sale [2]	0	133	133	0	6	6	0	11	11
Reclassifications to loans held-for-sale [3]	0	4,780	4,780	18	2,007	2,025	0	3,138	3,138
Sales [3]	0	4,442	4,442	18	1,626	1,644	0	3,001	3,001
Reclassifications from loans held-for-sale and reclassifications to loans held-for-sale represent non-cash transactions.
1 Includes drawdowns under purchased loan commitments.
2 Includes loans previously reclassified to held-for-sale that were not sold and were reclassified back to loans held-to-maturity.
3 All loans held at amortized cost which are sold are reclassified to loans held-for-sale on or prior to the date of the sale.
Other financial assets
The current-period provision for expected credit losses on other financial assets held at amortized cost includes a provision of CHF 4,307 million related to Archegos Capital Management (Archegos). As of December 31, 2021, the related allowance for credit losses is reported in brokerage receivables.
Allowance for credit losses – other financial assets held at amortized cost
	2021	2020
CHF million
Balance at beginning of period	48	43
Current-period provision for expected credit losses	4,295	19
Gross write-offs	(8)	(12)
Recoveries	0	2
Net write-offs	(8)	(10)
Foreign currency translation impact and other adjustments, net	(121)	(4)
Balance at end of period	4,214	48
of which individually evaluated	4,200	15
of which collectively evaluated	14	33
In 2021, the Bank purchased other financial assets held at amortized cost amounting to CHF 196 million, primarily related to mortgage servicing advances.

Credit quality information
Credit quality of loans held at amortized cost
The following table presents the Bank’s carrying value of loans held at amortized cost by aggregated internal counterparty credit ratings “investment grade” and “non-investment grade” that are used as credit quality indicators for the purpose of this disclosure, by year of origination. Within the line items relating to the origination year, the first year represents the origination year of the current reporting period and the second year represents the origination year of the comparative reporting period.
Consumer loans held at amortized cost by internal counterparty rating
	2021				2020
	Investment grade	Non-investment grade			Investment grade	Non-investment grade
end of	AAA to BBB	BB to C	D	Total	AAA to BBB	BB to C	D	Total
CHF million
Mortgages [1]
2021 / 2020	24,257	2,134	40	26,431	17,454	1,653	3	19,110
2020 / 2019	14,743	1,402	13	16,158	13,936	1,459	26	15,421
2019 / 2018	11,308	1,639	48	12,995	10,187	929	58	11,174
2018 / 2017	7,287	812	88	8,187	7,061	857	44	7,962
2017 / 2016	5,318	698	74	6,090	10,789	914	76	11,779
Prior years	36,790	2,359	317	39,466	39,471	2,854	216	42,541
Total term loans	99,703	9,044	580	109,327	98,898	8,666	423	107,987
Revolving loans	276	930	0	1,206	528	548	4	1,080
Total	99,979	9,974	580	110,533	99,426	9,214	427	109,067
Loans collateralized by securities [1]
2021 / 2020	2,627	685	0	3,312	1,031	1,519	149	2,699
2020 / 2019	649	848	0	1,497	995	324	0	1,319
2019 / 2018	61	167	0	228	483	64	0	547
2018 / 2017	32	26	106	164	61	41	0	102
2017 / 2016	55	19	0	74	200	127	0	327
Prior years	804	681	0	1,485	562	622	0	1,184
Total term loans	4,228	2,426	106	6,760	3,332	2,697	149	6,178
Revolving loans [2]	41,275	3,063	155	44,493	41,715	3,031	104	44,850
Total	45,503	5,489	261	51,253	45,047	5,728	253	51,028
Consumer finance [1]
2021 / 2020	1,688	823	5	2,516	1,282	675	5	1,962
2020 / 2019	538	288	15	841	518	385	22	925
2019 / 2018	285	234	19	538	249	219	23	491
2018 / 2017	98	169	18	285	80	154	17	251
2017 / 2016	21	75	13	109	16	57	10	83
Prior years	13	76	43	132	12	89	41	142
Total term loans	2,643	1,665	113	4,421	2,157	1,579	118	3,854
Revolving loans	348	21	90	459	328	88	81	497
Total	2,991	1,686	203	4,880	2,485	1,667	199	4,351
Consumer – total
2021 / 2020	28,572	3,642	45	32,259	19,767	3,847	157	23,771
2020 / 2019	15,930	2,538	28	18,496	15,449	2,168	48	17,665
2019 / 2018	11,654	2,040	67	13,761	10,919	1,212	81	12,212
2018 / 2017	7,417	1,007	212	8,636	7,202	1,052	61	8,315
2017 / 2016	5,394	792	87	6,273	11,005	1,098	86	12,189
Prior years	37,607	3,116	360	41,083	40,045	3,565	257	43,867
Total term loans	106,574	13,135	799	120,508	104,387	12,942	690	118,019
Revolving loans	41,899	4,014	245	46,158	42,571	3,667	189	46,427
Total	148,473	17,149	1,044	166,666	146,958	16,609	879	164,446
1
Certain consumer loans have been reclassified to corporate & institutional loans following the application of a look-through approach with regard to beneficial owners. The prior period has been reclassified to conform to the current presentation.

2 Lombard loans are generally classified as revolving loans.

Corporate & institutional loans held at amortized cost by internal counterparty rating
	2021				2020
	Investment grade	Non-investment grade			Investment grade	Non-investment grade
end of	AAA to BBB	BB to C	D	Total	AAA to BBB	BB to C	D	Total
CHF million
Real estate
2021 / 2020	9,568	4,682	2	14,252	6,054	2,792	106	8,952
2020 / 2019	3,709	1,355	5	5,069	2,902	1,611	0	4,513
2019 / 2018	1,849	706	2	2,557	1,849	1,133	24	3,006
2018 / 2017	925	340	1	1,266	1,033	346	72	1,451
2017 / 2016	475	101	0	576	1,591	285	25	1,901
Prior years	2,469	376	30	2,875	5,982	1,105	33	7,120
Total term loans	18,995	7,560	40	26,595	19,411	7,272	260	26,943
Revolving loans	778	297	135	1,210	1,027	172	69	1,268
Total	19,773	7,857	175	27,805	20,438	7,444	329	28,211
Commercial and industrial loans
2021 / 2020	8,284	11,985	136	20,405	7,724	11,621	310	19,655
2020 / 2019	3,242	4,468	62	7,772	3,851	6,411	133	10,395
2019 / 2018	2,110	3,903	105	6,118	1,781	4,321	247	6,349
2018 / 2017	1,003	2,256	177	3,436	964	1,981	60	3,005
2017 / 2016	697	937	60	1,694	809	1,248	22	2,079
Prior years	2,013	2,848	78	4,939	2,830	3,837	116	6,783
Total term loans	17,349	26,397	618	44,364	17,959	29,419	888	48,266
Revolving loans	13,941	7,458	372	21,771	12,913	8,908	464	22,285
Total	31,290	33,855	990	66,135	30,872	38,327	1,352	70,551
Financial institutions [1]
2021 / 2020	6,360	2,012	51	8,423	5,363	964	43	6,370
2020 / 2019	2,081	201	30	2,312	2,134	304	39	2,477
2019 / 2018	660	127	1	788	1,061	453	9	1,523
2018 / 2017	522	151	1	674	124	92	0	216
2017 / 2016	87	19	0	106	199	102	20	321
Prior years	499	85	1	585	770	41	2	813
Total term loans	10,209	2,595	84	12,888	9,651	1,956	113	11,720
Revolving loans	7,542	485	1	8,028	5,754	426	1	6,181
Total	17,751	3,080	85	20,916	15,405	2,382	114	17,901
Governments and public institutions
2021 / 2020	521	26	0	547	174	33	0	207
2020 / 2019	157	114	0	271	135	20	10	165
2019 / 2018	94	19	19	132	80	0	0	80
2018 / 2017	46	11	0	57	35	0	0	35
2017 / 2016	28	0	0	28	74	1	0	75
Prior years	199	21	0	220	388	41	0	429
Total term loans	1,045	191	19	1,255	886	95	10	991
Revolving loans	32	0	0	32	19	0	0	19
Total	1,077	191	19	1,287	905	95	10	1,010
Corporate & institutional – total
2021 / 2020	24,733	18,705	189	43,627	19,315	15,410	459	35,184
2020 / 2019	9,189	6,138	97	15,424	9,022	8,346	182	17,550
2019 / 2018	4,713	4,755	127	9,595	4,771	5,907	280	10,958
2018 / 2017	2,496	2,758	179	5,433	2,156	2,419	132	4,707
2017 / 2016	1,287	1,057	60	2,404	2,673	1,636	67	4,376
Prior years	5,180	3,330	109	8,619	9,970	5,024	151	15,145
Total term loans	47,598	36,743	761	85,102	47,907	38,742	1,271	87,920
Revolving loans	22,293	8,240	508	31,041	19,713	9,506	534	29,753
Total	69,891	44,983	1,269	116,143	67,620	48,248	1,805	117,673
1
Certain consumer loans have been reclassified to corporate & institutional loans following the application of a look-through approach with regard to beneficial owners. The prior period has been reclassified to conform to the current presentation.

Total loans held at amortized cost by internal counterparty rating
	2021					2020
	Investment grade	Non-investment grade				Investment grade	Non-investment grade
end of	AAA to BBB	BB to C	D	Total		AAA to BBB	BB to C	D	Total
CHF million
Loans held at amortized cost – total
2021 / 2020	53,305	22,347	234	75,886		39,082	19,257	616	58,955
2020 / 2019	25,119	8,676	125	33,920		24,471	10,514	230	35,215
2019 / 2018	16,367	6,795	194	23,356		15,690	7,119	361	23,170
2018 / 2017	9,913	3,765	391	14,069		9,358	3,471	193	13,022
2017 / 2016	6,681	1,849	147	8,677		13,678	2,734	153	16,565
Prior years	42,787	6,446	469	49,702		50,015	8,589	408	59,012
Total term loans	154,172	49,878	1,560	205,610		152,294	51,684	1,961	205,939
Revolving loans	64,192	12,254	753	77,199		62,284	13,173	723	76,180
Total loans to third parties	218,364	62,132	2,313	282,809		214,578	64,857	2,684	282,119
Total loans to entities under common control	8,683	0	0	8,683		8,444	0	0	8,444
Total	227,047	62,132	2,313	291,492	[1]	223,022	64,857	2,684	290,563	[1]
1 Excludes accrued interest on loans held at amortized cost of CHF 295 million and CHF 334 million as of December 31, 2021 and 2020, respectively.
Credit quality of other financial assets held at amortized cost
The following table presents the Bank’s carrying value of other financial assets held at amortized cost by aggregated internal counterparty credit ratings “investment grade” and “non-investment grade”, by year of origination. Within the line items relating to the origination year, the first year represents the origination year of the current reporting period and the second year represents the origination year of the comparative reporting period.
Other financial assets held at amortized cost by internal counterparty rating
	2021				2020
	Investment grade	Non-investment grade			Investment grade	Non-investment grade
end of	AAA to BBB	BB to C	D	Total	AAA to BBB	BB to C	D	Total
CHF million
Other financial assets held at amortized cost
2021 / 2020	0	5	0	5	0	0	0	0
2019 / 2018	0	0	0	0	0	70	0	70
2018 / 2017	0	63	0	63	0	2	0	2
2017 / 2016	0	2	0	2	0	4	0	4
Prior years	0	2	0	2	0	0	0	0
Total term positions	0	72	0	72	0	76	0	76
Revolving positions	0	970	0	970	0	934	0	934
Total	0	1,042	0	1,042	0	1,010	0	1,010
Includes primarily mortgage servicing advances and failed purchases.

Past due financial assets
Loans held at amortized cost – past due
	Current		Past due
end of			Up to 30 days	31–60 days	61–90 days	More than 90 days	Total		Total
2021 (CHF million)
Mortgages	109,877		123	73	61	399	656		110,533
Loans collateralized by securities	51,069		42	0	0	142	184		51,253
Consumer finance	4,449		144	70	60	157	431		4,880
Consumer	165,395		309	143	121	698	1,271		166,666
Real estate	27,628		6	4	0	167	177		27,805
Commercial and industrial loans	65,327		166	13	12	617	808		66,135
Financial institutions	20,807		60	7	1	41	109		20,916
Governments and public institutions	1,252		16	0	0	19	35		1,287
Corporate & institutional	115,014		248	24	13	844	1,129		116,143
Total loans to third parties	280,409		557	167	134	1,542	2,400		282,809
Total loans to entities under common control	8,683		0	0	0	0	0		8,683
Total loans held at amortized cost	289,092		557	167	134	1,542	2,400		291,492	[1]
2020 (CHF million)
Mortgages [2]	108,544		63	68	34	358	523		109,067
Loans collateralized by securities [2]	50,907		17	0	0	104	121		51,028
Consumer finance [2]	3,916		149	68	47	171	435		4,351
Consumer	163,367		229	136	81	633	1,079		164,446
Real estate	28,070		50	3	11	77	141		28,211
Commercial and industrial loans	69,227	[3]	622	26	6	670	1,324	[3]	70,551
Financial institutions [2]	17,720		48	15	72	46	181		17,901
Governments and public institutions	969		37	4	0	0	41		1,010
Corporate & institutional	115,986		757	48	89	793	1,687		117,673
Total loans to third parties	279,353		986	184	170	1,426	2,766		282,119
Total loans to entities under common control	8,444		0	0	0	0	0		8,444
Total loans held at amortized cost	287,797		986	184	170	1,426	2,766		290,563	[1]
1 Excludes accrued interest on loans held at amortized cost of CHF 295 million and CHF 334 million as of December 31, 2021 and 2020, respectively.
2
Certain consumer loans have been reclassified to corporate & institutional loans following the application of a look-through approach with regard to beneficial owners. The prior period has been reclassified to conform to the current presentation.

3 Prior period has been revised.
As of December 31, 2021 and 2020, the Bank did not have any loans that were more than 90 days past due and still accruing interest. Also, the Bank did not have any other financial assets held at amortized cost that were past due.

Non-accrual financial assets
Non-accrual loans held at amortized cost
	2021				2020
	Amortized cost of non-accrual assets at beginning of period	Amortized cost of non-accrual assets at end of period	Interest income recognized	Amortized cost of non-accrual assets with no specific allowance at end of period	Amortized cost of non-accrual assets at beginning of period	Amortized cost of non-accrual assets at end of period	Interest income recognized	Amortized cost of non-accrual assets with no specific allowance at end of period
CHF million
Mortgages	418	572	2	111	337	418	3	60
Loans collateralized by securities	105	262	8	2	122	105	1	0
Consumer finance	201	205	3	1	168	201	3	1
Consumer	724	1,039	13	114	627	724	7	61
Real estate	324	167	6	0	155	324	8	27
Commercial and industrial loans	913	686	11	96	670	913	38	4
Financial institutions	68	41	0	0	46	68	0	8
Governments and public institutions	0	19	0	0	0	0	0	0
Corporate & institutional	1,305	913	17	96	871	1,305	46	39
Total loans held at amortized cost	2,029	1,952	30	210	1,498	2,029	53	100
Collateral-dependent financial assets
> Refer to “Note 20 – Financial instruments measured at amortized cost and credit losses” in VI – Consolidated financial statements – Credit Suisse Group for further information on the Bank’s collateral-dependent financial assets.
Troubled debt restructurings and modifications
Restructured financing receivables held at amortized cost
	2021			2020			2019
in	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification
CHF million, except where indicated
Mortgages	0	0	0	0	0	0	1	7	7
Loans collateralized by securities	1	33	25	3	165	165	0	0	0
Real estate	1	2	2	0	0	0	0	0	0
Commercial and industrial loans	18	402	394	17	127	95	25	172	161
Financial institutions	1	44	44	0	0	0	0	0	0
Total loans	21	481	465	20	292	260	26	179	168
Restructured financing receivables held at amortized cost that defaulted within 12 months from restructuring
	2021		2020		2019
in	Number of contracts	Recorded investment	Number of contracts	Recorded investment	Number of contracts	Recorded investment
CHF million, except where indicated
Mortgages	0	0	0	0	1	13
Loans collateralized by securities	3	156	0	0	0	0
Commercial and industrial loans	1	14	4	13	1	2
Total loans	4	170	4	13	2	15

In 2021, the loan modifications of the Bank included the increase of credit facilities, extended loan repayment terms, including postponed loan amortizations and extended maturity dates, interest rate concessions, waivers of principal and interest and changes in covenants.
As of December 31, 2021 and 2020, the Bank did not have any commitments to lend additional funds to debtors whose loan terms had been modified in troubled debt restructurings.
20 Goodwill
2021	Swiss Universal Bank	International Wealth Management	Asia Pacific	Asset Management	Investment Bank	Bank	[1]
Gross amount of goodwill (CHF million)
Balance at beginning of period	557	276	1,005	1,062	4,734	7,646
Foreign currency translation impact	10	4	25	39	27	105
Other	0	(3)	0	0	0	(3)
Balance at end of period	567	277	1,030	1,101	4,761	7,748
Accumulated impairment (CHF million)
Balance at beginning of period	0	0	0	0	3,879	3,891
Impairment losses	0	0	94	0	882	976
Balance at end of period	0	0	94	0	4,761	4,867
Net book value (CHF million)
Net book value	567	277	936	1,101	0	2,881
2020
Gross amount of goodwill (CHF million)
Balance at beginning of period	589	288	986	1,193	4,783	7,851
Goodwill acquired during the year	0	0	98	9	24	131
Foreign currency translation impact	(30)	(11)	(68)	(102)	(73)	(284)
Other	(2)	(1)	(11)	(38)	0	(52)
Balance at end of period	557	276	1,005	1,062	4,734	7,646
Accumulated impairment (CHF million)
Balance at beginning of period	0	0	0	0	3,879	3,891
Balance at end of period	0	0	0	0	3,879	3,891
Net book value (CHF million)
Net book value	557	276	1,005	1,062	855	3,755
1
Gross amount of goodwill and accumulated impairment include goodwill of CHF 12 million related to legacy business transferred to the former Strategic Resolution Unit in 4Q15 and fully written off at the time of transfer, in addition to the divisions disclosed.

> Refer to “Note 21 – Goodwill” in VI – Consolidated financial statements – Credit Suisse Group for further information.

21 Other intangible assets
	2021			2020
end of	Gross carrying amount	Accumu- lated amorti- zation	Net carrying amount	Gross carrying amount	Accumu- lated amorti- zation	Net carrying amount
Other intangible assets (CHF million)
Trade names/trademarks	25	(25)	0	24	(24)	0
Client relationships	31	(7)	24	30	0	30
Other	5	(3)	2	(3)	3	0
Total amortizing other intangible assets	61	(35)	26	51	(21)	30
Non-amortizing other intangible assets	250	–	250	207	–	207
of which mortgage servicing rights, at fair value	224	–	224	180	–	180
Total other intangible assets	311	(35)	276	258	(21)	237
Additional information
in	2021	2020	2019
Aggregate amortization and impairment (CHF million)
Aggregate amortization	8	6	5
Impairment	0	2	5
Estimated amortization
Estimated amortization (CHF million)
2022	4
2023	3
2024	3
2025	2
2026	2
22 Other assets and other liabilities
end of	2021	2020
Other assets (CHF million)
Cash collateral on derivative instruments	7,659	7,741
Cash collateral on non-derivative transactions	395	635
Derivative instruments used for hedging	212	131
Assets held-for-sale	8,020	7,077
of which loans [1]	7,924	7,046
allowance for loans held-for-sale	(44)	(48)
of which real estate [2]	94	27
of which long-lived assets	2	4
Premises, equipment and right-of-use assets	6,140	6,213
Assets held for separate accounts	98	102
Interest and fees receivable	2,934	4,397
Deferred tax assets	3,666	3,630
Prepaid expenses	394	367
of which cloud computing arrangement implementation costs	46	32
Failed purchases	1,307	1,451
Defined benefit pension and post-retirement plan assets	974	975
Other	4,916	3,855
Other assets	36,715	36,574
1 Included as of the end of 2021 and 2020 were CHF 391 million and CHF 262 million, respectively, in restricted loans, which represented collateral on secured borrowings.
2
As of the end of 2021 and 2020, real estate held-for-sale included foreclosed or repossessed real estate of CHF 8 million and CHF 8 million, respectively, of which CHF 8 million and CHF 8 million, respectively, were related to residential real estate.

end of	2021	2020
Other liabilities (CHF million)
Cash collateral on derivative instruments	5,533	7,831
Cash collateral on non-derivative transactions	528	174
Derivative instruments used for hedging	10	45
Operating leases liabilities	1,861	1,981
Provisions	1,912	2,067
of which expected credit losses on off-balance sheet credit exposures	257	311
Restructuring liabilities	19	49
Liabilities held for separate accounts	98	102
Interest and fees payable	3,930	4,397
Current tax liabilities	671	542
Deferred tax liabilities	122	157
Failed sales	1,736	1,120
Defined benefit pension and post-retirement plan liabilities	343	403
Other	4,546	11,472
Other liabilities	21,309	30,340

Premises, equipment and right-of-use assets
end of	2021	2020
Premises and equipment (CHF million)
Buildings and improvements	1,084	1,403
Land	241	291
Leasehold improvements	1,578	1,634
Software	7,660	6,663
Equipment	1,004	1,128
Premises and equipment	11,567	11,119
Accumulated depreciation	(7,143)	(6,761)
Total premises and equipment, net	4,424	4,358
Right-of-use assets (CHF million)
Operating leases	1,716	1,855
Right-of-use assets	1,716	1,855
Total premises, equipment and right-of-use assets	6,140	6,213
Depreciation, amortization and impairment
end of	2021	2020	2019
CHF million
Depreciation on premises and equipment	903	860	844
Impairment on premises and equipment	20	10	3
Amortization and impairment on right-of-use assets	313	284	279
> Refer to “Note 23 – Leases” for further information on right-of-use assets.

23 Leases
> Refer to “Note 24 – Leases” in VI – Consolidated financial statements – Credit Suisse Group for further information.
Lessee arrangements
Lease costs
end of	2021	2020	2019
Lease costs (CHF million)
Operating lease costs	293	305	324
Variable lease costs	50	45	37
Sublease income	(75)	(87)	(95)
Total lease costs	268	263	266
During 2021, the Bank entered into 13 sale-leaseback transactions with lease terms ranging from 3 to 10 years. During 2020, the Bank entered into one sale-leaseback transaction with a lease term of one year. During 2019, the Bank entered into 4 sale-leaseback transactions, with lease terms ranging from 5 to 10 years.
Other information
end of	2021	2020	2019
Other information (CHF million)
Gains/(losses) on sale and leaseback transactions	225	15	274
Cash paid for amounts included in the measurement of operating lease liabilities recorded in operating cash flows	(334)	(340)	(400)
Right-of-use assets obtained in exchange of new operating lease liabilities [1]	107	32	100
Changes to right-of-use assets due to lease modifications for operating leases	29	26	214
1 Represents non-cash transactions and includes right-of-use assets relating to changes in classification of scope of variable interest entities.
Weighted average remaining lease term and discount rate
end of	2021	2020
Operating leases
Remaining lease term (years)	9.6	10.4
Discount rate (%)	2.8	2.9
Maturities relating to operating lease arrangements
end of	2021	2020
Maturity (CHF million)
Due within 1 year	309	320
Due between 1 and 2 years	278	299
Due between 2 and 3 years	234	262
Due between 3 and 4 years	234	219
Due between 4 and 5 years	197	190
Thereafter	919	1,054
Operating lease obligations	2,171	2,344
Future interest payable	(310)	(363)
Operating lease liabilities	1,861	1,981
Lessor arrangements
As of December 31, 2021 and 2020, the Bank had approximately CHF 1.1 billion and CHF 0.9 billion, respectively, of residual value guarantees associated with lessor arrangements.
Net investments
	2021		2020
end of	Sales- type leases	Direct financing leases	Sales- type leases	Direct financing leases
Net investments (CHF million)
Lease receivables	1,107	2,395	862	2,299
Unguaranteed residual assets	119	80	43	188
Valuation allowances	(7)	(18)	(6)	(23)
Total net investments	1,219	2,457	899	2,464

Maturities relating to lessor arrangements
	2021			2020
end of	Sales- type leases	Direct financing leases	Operating leases	Sales- type leases	Direct financing leases	Operating leases
Maturity (CHF million)
Due within 1 year	467	727	61	359	755	63
Due between 1 and 2 years	263	641	59	213	620	57
Due between 2 and 3 years	179	583	59	142	514	53
Due between 3 and 4 years	113	458	56	84	402	52
Due between 4 and 5 years	62	125	54	43	125	50
Thereafter	83	31	177	66	48	217
Total	1,167	2,565	466	907	2,464	492
Future interest receivable	(60)	(170)	–	(45)	(165)	–
Lease receivables	1,107	2,395	–	862	2,299	–
As of December 31, 2021 and 2020, the Bank had CHF 224 million and CHF 234 million, respectively, of related party operating leases.
Lease income
end of	2021	2020	2019
Lease income (CHF million)
Interest income on sales-type leases	25	19	13
Interest income on direct financing leases	68	74	97
Lease income from operating leases	93	107	119
Variable lease income	1	0	3
Total lease income	187	200	232
24 Deposits
	2021				2020
end of	Switzer- land	Foreign	Total		Switzer- land	Foreign	Total
Deposits (CHF million)
Non-interest-bearing demand deposits	2,703	2,557	5,260		3,231	3,097	6,328
Interest-bearing demand deposits	153,611	47,415	201,026		145,296	42,172	187,468
Savings deposits	60,027	8,474	68,501		62,769	8,764	71,533
Time deposits	35,775	102,239	138,014	[1]	27,188	115,942	143,130	[1]
Total deposits	252,116	160,685	412,801	[2]	238,484	169,975	408,459	[2]
of which due to banks	–	–	18,960		–	–	16,420
of which customer deposits	–	–	393,841		–	–	392,039
The designation of deposits in Switzerland versus foreign deposits is based upon the location of the office where the deposit is recorded.
1
Included uninsured time deposits of CHF 128,714 million and CHF 136,687 million as of December 31, 2021 and 2020, respectively, which are in excess of any country-specific insurance limit or which are not covered by an insurance regime.

2 Not included as of December 31, 2021 and 2020 were CHF 86 million and CHF 106 million, respectively, of overdrawn deposits reclassified as loans.

25 Long-term debt
end of	2021	2020
Long-term debt (CHF million)
Senior	95,468	94,768
Subordinated	63,836	63,765
Non-recourse liabilities from consolidated VIEs	1,391	1,746
Long-term debt	160,695	160,279
of which reported at fair value	67,788	70,243
of which structured notes	43,126	47,039
end of	2021	2020
Structured notes by product (CHF million)
Equity	28,681	29,907
Fixed income	11,678	13,882
Credit	2,363	2,881
Other	404	369
Total structured notes	43,126	47,039
Long-term debt by maturities
end of			2022			2023				2024			2025				2026			Thereafter	Total
Long-term debt (CHF million)
Senior debt
Fixed rate			4,058			4,886				4,740			4,584				5,709			14,019	37,996
Variable rate			15,708			11,665				7,760			4,777				3,932			13,630	57,472
Interest rates (range in %) [1]	0.0	–	9.7	0.1	–	2.2		0.0	–	3.6	0.0	–	3.5		0.1	–	3.3	0.0	–	7.1	–
Subordinated debt
Fixed rate			7,308			10,522				4,555			9,432				7,008			19,548	58,373
Variable rate			643			94				1,766			0				0			2,960	5,463
Interest rates (range in %) [1]	0.9	–	7.1	0.6	–	8.0		0.8	–	6.5	0.4	–	7.3		2.2	–	6.4	0.7	–	7.2	–
Non-recourse liabilities from consolidated VIEs
Fixed rate			133			123				0			217				0			0	473
Variable rate			14			6	[2]			0			9	[2]			0			889	918
Interest rates (range in %) [1]	0.0	–	2.9			–				–			–				–	0.0	–	10.6	–
Total long-term debt			27,864			27,296				18,821			19,019				16,649			51,046	160,695
of which structured notes			11,346			7,764				4,625			3,628				2,954			12,809	43,126
The maturity of perpetual debt is based on the earliest callable date. The maturity of all other debt is based on contractual maturity and includes certain structured notes that have mandatory early redemption features based on stipulated movements in markets or the occurrence of a market event. Within this population there are approximately CHF 2.7 billion of such notes with a contractual maturity of greater than one year that have an observable likelihood of redemption occurring within one year based on a modelling assessment.

1 Excludes structured notes for which fair value has been elected as the related coupons are dependent upon the embedded derivatives and prevailing market conditions at the time each coupon is paid.
2 Reflects equity linked notes, where the payout is not fixed.
> Refer to “Note 26 – Long-term debt” in VI – Consolidated financial statements – Credit Suisse Group for further information.

26 Accumulated other comprehensive income
	Gains/ (losses) on cash flow hedges	Cumulative translation adjustments	Unrealized gains/ (losses) on securities	[1]	Actuarial gains/ (losses)	Net prior service credit/ (cost)	Gains/ (losses) on liabilities relating to credit risk	AOCI
2021 (CHF million)
Balance at beginning of period	205	(17,517)	13		(460)	(11)	(2,469)	(20,239)
Increase/(decrease)	(259)	751	0		12	4	284	792
Reclassification adjustments, included in net income/(loss)	(41)	6	0		19	1	103	88
Total increase/(decrease)	(300)	757	0		31	5	387	880
Balance at end of period	(95)	(16,760)	13		(429)	(6)	(2,082)	(19,359)
2020 (CHF million)
Balance at beginning of period	28	(14,560)	30		(417)	(7)	(2,620)	(17,546)
Increase/(decrease)	90	(2,974)	(49)		(55)	(4)	(6)	(2,998)
Reclassification adjustments, included in net income/(loss)	87	17	32		12	0	157	305
Total increase/(decrease)	177	(2,957)	(17)		(43)	(4)	151	(2,693)
Balance at end of period	205	(17,517)	13		(460)	(11)	(2,469)	(20,239)
2019 (CHF million)
Balance at beginning of period	(58)	(13,573)	9		(350)	(8)	(860)	(14,840)
Increase/(decrease)	65	(990)	21		(42)	0	(1,931)	(2,877)
Reclassification adjustments, included in net income/(loss)	21	3	0		17	1	193	235
Cumulative effect of accounting changes, net of tax	0	0	0		(42)	0	(22)	(64)
Total increase/(decrease)	86	(987)	21		(67)	1	(1,760)	(2,706)
Balance at end of period	28	(14,560)	30		(417)	(7)	(2,620)	(17,546)
1 No impairments on available-for-sale debt securities were recognized in net income/(loss) in 2021, 2020 and 2019.
> Refer to “Note 28 – Tax” and “Note 31 – Pension and other post-retirement benefits” for income tax expense/(benefit) on the movements of accumulated other comprehensive income/(loss).
Details of significant reclassification adjustments
in	2021	2020	2019
Reclassification adjustments, included in net income/(loss) (CHF million)
Actuarial gains/(losses)
Amortization of recognized actuarial losses [1]	23	13	22
Tax expense/(benefit)	(4)	(1)	(5)
Net of tax	19	12	17
1 These components are included in the computation of total benefit costs. Refer to "Note 31 – Pension and other post-retirement benefits" for further information.

27 Offsetting of financial assets and financial liabilities
> Refer to “Note 28 – Offsetting of financial assets and financial liabilities” in VI – Consolidated financial statements – Credit Suisse Group for further information.
Offsetting of derivatives
	2021		2020
end of	Derivative assets	Derivative liabilities	Derivative assets	Derivative liabilities
Gross derivatives subject to enforceable master netting agreements (CHF billion)
OTC-cleared	4.4	4.0	6.1	4.6
OTC	44.5	40.3	68.2	65.7
Exchange-traded	0.1	0.0	0.5	0.6
Interest rate products	49.0	44.3	74.8	70.9
OTC-cleared	0.2	0.2	0.2	0.2
OTC	20.0	22.0	23.1	27.7
Foreign exchange products	20.2	22.2	23.3	27.9
OTC	8.2	13.0	10.7	15.1
Exchange-traded	22.7	21.4	19.9	20.4
Equity/index-related products	30.9	34.4	30.6	35.5
OTC-cleared	1.3	1.4	0.7	0.7
OTC	3.3	4.3	3.9	4.9
Credit derivatives	4.6	5.7	4.6	5.6
OTC	1.4	0.5	1.6	0.8
Exchange-traded	0.1	0.1	0.1	0.1
Other products [1]	1.5	0.6	1.7	0.9
OTC-cleared	5.9	5.6	7.0	5.5
OTC	77.4	80.1	107.5	114.2
Exchange-traded	22.9	21.5	20.5	21.1
Total gross derivatives subject to enforceable master netting agreements	106.2	107.2	135.0	140.8
Offsetting (CHF billion)
OTC-cleared	(5.6)	(5.3)	(6.2)	(5.4)
OTC	(68.5)	(74.6)	(94.4)	(104.4)
Exchange-traded	(21.0)	(21.0)	(20.0)	(20.3)
Offsetting	(95.1)	(100.9)	(120.6)	(130.1)
of which counterparty netting	(83.0)	(83.0)	(103.2)	(103.2)
of which cash collateral netting	(12.1)	(17.9)	(17.4)	(26.9)
Net derivatives presented in the consolidated balance sheets (CHF billion)
OTC-cleared	0.3	0.3	0.8	0.1
OTC	8.9	5.5	13.1	9.8
Exchange-traded	1.9	0.5	0.5	0.8
Total net derivatives subject to enforceable master netting agreements	11.1	6.3	14.4	10.7
Total derivatives not subject to enforceable master netting agreements [2]	6.7	4.3	11.2	6.8
Total net derivatives presented in the consolidated balance sheets	17.8	10.6	25.6	17.5
of which recorded in trading assets and trading liabilities	17.6	10.6	25.5	17.5
of which recorded in other assets and other liabilities	0.2	0.0	0.1	0.0
1 Primarily precious metals, commodity and energy products.
2 Represents derivatives where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

Offsetting of securities purchased under resale agreements and securities borrowing transactions
	2021				2020
end of	Gross	Offsetting	Net book value		Gross	Offsetting	Net book value
Securities purchased under resale agreements and securities borrowing transactions (CHF billion)
Securities purchased under resale agreements	74.1	(16.6)	57.5		55.8	(7.5)	48.3
Securities borrowing transactions	22.2	0.0	22.2		25.1	(0.4)	24.7
Total subject to enforceable master netting agreements	96.3	(16.6)	79.7		80.9	(7.9)	73.0
Total not subject to enforceable master netting agreements [1]	24.2	–	24.2		19.3	–	19.3
Total	120.5	(16.6)	103.9	[2]	100.2	(7.9)	92.3	[2]
1
Represents securities purchased under resale agreements and securities borrowing transactions where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

2 CHF 68,623 million and CHF 57,994 million of the total net amount as of the end of 2021 and 2020, respectively, are reported at fair value.
Offsetting of securities sold under repurchase agreements and securities lending transactions
	2021				2020
end of	Gross	Offsetting	Net book value		Gross	Offsetting	Net book value
Securities sold under repurchase agreements and securities lending transactions (CHF billion)
Securities sold under repurchase agreements	32.3	(16.6)	15.7		26.1	(7.9)	18.2
Securities lending transactions	15.4	0.0	15.4		16.6	0.0	16.6
Obligation to return securities received as collateral, at fair value	14.7	0.0	14.7		49.9	0.0	49.9
Total subject to enforceable master netting agreements	62.4	(16.6)	45.8		92.6	(7.9)	84.7
Total not subject to enforceable master netting agreements [1]	4.6	–	4.6		3.1	–	3.1
Total	67.0	(16.6)	50.4		95.7	(7.9)	87.8
of which securities sold under repurchase agreements and securities lending transactions	52.0	(16.6)	35.4	[2]	44.9	(7.9)	37.0	[2]
of which obligation to return securities received as collateral, at fair value	15.0	0.0	15.0		50.8	0.0	50.8
1
Represents securities sold under repurchase agreements and securities lending transactions where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

2 CHF 13,307 million and CHF 13,688 million of the total net amount as of the end of 2021 and 2020, respectively, are reported at fair value.
Amounts not offset in the consolidated balance sheets
	2021						2020
end of	Net	Financial instruments	[1]	Cash collateral received/ pledged	[1]	Net exposure	Net	Financial instruments	[1]	Cash collateral received/ pledged	[1]	Net exposure
Financial assets subject to enforceable master netting agreements (CHF billion)
Derivatives	11.1	4.5		0.0		6.6	14.4	5.5		0.1		8.8
Securities purchased under resale agreements	57.5	57.5		0.0		0.0	48.3	48.3		0.0		0.0
Securities borrowing transactions	22.2	21.9		0.0		0.3	24.7	24.3		0.0		0.4
Total financial assets subject to enforceable master netting agreements	90.8	83.9		0.0		6.9	87.4	78.1		0.1		9.2
Financial liabilities subject to enforceable master netting agreements (CHF billion)
Derivatives	6.3	1.3		0.0		5.0	10.7	2.2		0.0		8.5
Securities sold under repurchase agreements	15.7	15.6		0.1		0.0	18.2	18.2		0.0		0.0
Securities lending transactions	15.4	15.3		0.0		0.1	16.6	16.3		0.0		0.3
Obligation to return securities received as collateral, at fair value	14.7	13.0		0.0		1.7	49.9	43.4		0.0		6.5
Total financial liabilities subject to enforceable master netting agreements	52.1	45.2		0.1		6.8	95.4	80.1		0.0		15.3
1
The total amount reported in financial instruments (recognized financial assets and financial liabilities and non-cash financial collateral) and cash collateral is limited to the amount of the related instruments presented in the consolidated balance sheets and therefore any over-collateralization of these positions is not included.

28 Tax
Details of current and deferred taxes
in	2021	2020	2019
Current and deferred taxes (CHF million)
Switzerland	302	151	164
Foreign	472	188	518
Current income tax expense	774	339	682
Switzerland	156	367	194
Foreign	8	(9)	422
Deferred income tax expense	164	358	616
Income tax expense	938	697	1,298
Income tax expense/(benefit) reported in shareholders' equity related to:
Gains/(losses) on cash flow hedges	(62)	25	13
Cumulative translation adjustment	4	0	(4)
Unrealized gains/(losses) on debt securities	(4)	(6)	7
Actuarial gains/(losses)	0	(19)	4
Net prior service cost	0	1	0
Reconciliation of taxes computed at the Swiss statutory rate
in	2021	2020	2019
Income/(loss) before taxes (CHF million)
Switzerland	1,659	2,477	3,259
Foreign	(1,750)	734	1,134
Income/(loss) before taxes	(91)	3,211	4,393
Reconciliation of taxes computed at the Swiss statutory rate (CHF million)
Income tax expense/(benefit) computed at the statutory tax rate [1]	(17)	642	966
Increase/(decrease) in income taxes resulting from
Foreign tax rate differential	92	(64)	(109)
Non-deductible amortization of other intangible assets and goodwill impairment	(181)	0	1
Other non-deductible expenses	369	253	368
Additional taxable income	15	8	7
Lower taxed income	(129)	(221)	(314)
(Income)/loss taxable to noncontrolling interests	12	18	8
Changes in tax law and rates	(29)	(5)	9
Changes in deferred tax valuation allowance	612	281	114
Change in recognition of outside basis difference	3	(13)	4
(Windfall tax benefits)/shortfall tax charges on share-based compensation	37	75	39
Other	154	(277)	205
Income tax expense	938	697	1,298
1 The statutory tax rate was 18.5% in 2021, 20% in 2020 and 22% in 2019.
2021
Foreign tax rate differential of CHF 92 million reflected a foreign tax benefit primarily driven by losses in higher tax jurisdictions, mainly in the UK, partially offset by profits made in higher tax jurisdictions, such as the US. The foreign tax rate expense of CHF 480 million comprised not only the foreign tax expense based on statutory tax rates but also the tax impacts related to the following reconciling items.
Other non-deductible expenses of CHF 369 million included the impact of CHF 200 million relating to non-deductible interest expenses and non-deductible costs related to funding and capital (including a contingency accrual of CHF 11 million), CHF 93 million relating to non-deductible legacy litigation provisions, including amounts relating to the Mozambique matter, CHF 39 million relating to non-deductible UK bank levy costs and other non-deductible compensation expenses and management costs, CHF 28 million relating to other non-deductible expenses and various smaller items.
Lower taxed income of CHF 129 million included a tax benefit of CHF 77 million related to non-taxable life insurance income, CHF 41 million related to non-taxable dividend income, CHF 5 million related to concessionary and lower taxed income, CHF 5 million related to exempt income and various smaller items.

Changes in deferred tax valuation allowances of CHF 612 million included a tax charge from the increase in valuation allowances on deferred tax assets of CHF 771 million, mainly in respect of two of the Bank’s operating entities in the UK. This mainly reflected the impact of the loss related to Archegos attributable to the UK operations. Also included was the net impact of the release of valuation allowances on deferred tax assets of CHF 159 million, mainly in respect of one of the Bank’s operating entities in Switzerland and another of the Bank’s operating entities in Hong Kong.
Other of CHF 154 million included an income charge of CHF 100 million relating to withholding taxes, CHF 51 million relating to the tax impact of an accounting standard implementation transition adjustment for own credit movements and CHF 29 million relating to the current year base erosion and anti-abuse tax (BEAT) provision. These charges were partially offset by CHF 30 million relating to prior years’ adjustments. The remaining balance included various smaller items.
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
Lower taxed income of CHF 221 million included a tax benefit of CHF 79 million related to the revaluations of the equity investments in the SIX Swiss Exchange (SIX) Group AG, Allfunds Group and Pfandbriefbank in Switzerland, CHF 53 million related to concessionary and lower taxed income, CHF 67 million related to non-taxable life insurance income, CHF 19 million related to the transfer of the InvestLab fund platform to Allfunds Group and various smaller items.
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
Other of CHF 277 million included an income tax benefit from the re-assessment of the BEAT provision for 2019 of CHF 180 million and the impact of a change in US tax rules relating to federal net operating losses (NOL), where federal NOL generated in tax years 2018, 2019, or 2020 can be carried back for five years instead of no carry back before and also the deductible interest expense limitations for the years 2019 and 2020 have been increased from 30% to 50% of adjusted taxable income for the year, which in aggregate resulted in a benefit of CHF 141 million. Additionally, this included an income tax benefit of CHF 80 million relating to prior years’ adjustments and a tax benefit of CHF 34 million relating to the beneficial earnings mix of one of the Bank’s operating entities in Switzerland. These benefits were partially offset by CHF 78 million relating to the tax impact of an accounting standard implementation transition adjustment for own credit movements, CHF 61 million relating to withholding taxes, CHF 26 million relating to the current year BEAT provision and the remaining balance included various smaller items.
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
Deferred tax assets and liabilities
end of	2021	2020
Deferred tax assets and liabilities (CHF million)
Compensation and benefits	832	916
Loans	319	342
Investment securities	1,257	1,347
Provisions	1,357	999
Leases	228	254
Derivatives	46	51
Real estate	250	168
Net operating loss carry-forwards	6,382	5,278
Goodwill and intangible assets	135	209
Other	151	107
Gross deferred tax assets before valuation allowance	10,957	9,671
Less valuation allowance	(5,338)	(4,323)
Gross deferred tax assets net of valuation allowance	5,619	5,348
Compensation and benefits	(355)	(304)
Loans	(131)	(60)
Investment securities	(722)	(523)
Provisions	(297)	(332)
Leases	(216)	(233)
Derivatives	(218)	(211)
Real estate	(38)	(36)
Other	(98)	(176)
Gross deferred tax liabilities	(2,075)	(1,875)
Net deferred tax assets	3,544	3,473
of which deferred tax assets	3,666	3,630
of which net operating losses	877	1,064
of which deductible temporary differences	2,789	2,566
of which deferred tax liabilities	(122)	(157)
Net deferred tax assets of CHF 3,544 million increased CHF 71 million from 2020 to 2021, primarily driven by the impact of the partial tax benefit of the loss related to Archegos attributable to non-UK operations, for which the Bank recognized a deferred tax asset, and the impact of foreign exchange translation gains, which are included within the currency translation adjustments recorded in OCI. These increases were partially offset by earnings.
The most significant net deferred tax assets arise in the US and these increased from CHF 3,040 million in 2020 to CHF 3,089 million in 2021. No valuation allowance was required on the US deferred tax assets as of the end of 2021.
The Bank recorded a valuation allowance against gross deferred tax assets in the amount of CHF 5.3 billion as of December 31, 2021, compared to CHF 4.3 billion as of December 31, 2020. This was due to the uncertainty concerning its ability to generate the necessary amount and mix of taxable income in future periods. It also reflected a CHF 0.9 billion increase due to the re-measurement of gross deferred tax assets in the UK due to changes to tax rates in 2021. Additionally, this was partially offset by a decrease due to changes in scope of consolidation.
Unrecognized deferred tax liabilities
As of December 31, 2021, the Bank had accumulated undistributed earnings from foreign subsidiaries of CHF 19.5 billion. No deferred tax liability was recorded in respect of those amounts as these earnings are considered indefinitely reinvested. The Bank would need to accrue and pay taxes on these undistributed earnings if such earnings were repatriated. It is not practicable to estimate the amount of unrecognized deferred tax liabilities for these undistributed foreign earnings.
Amounts and expiration dates of net operating loss carry-forwards
end of 2021	Total
Net operating loss carry-forwards (CHF million)
Due to expire within 1 year	70
Due to expire within 2 to 5 years	4,085
Due to expire within 6 to 10 years	5,150
Due to expire within 11 to 20 years	6,154
Amount due to expire	15,459
Amount not due to expire	19,025
Total net operating loss carry-forwards	34,484
Movements in the valuation allowance
in	2021	2020	2019
Movements (CHF million)
Balance at beginning of period	4,323	4,067	3,957
Net changes	1,015	256	110
Balance at end of period	5,338	4,323	4,067

Tax benefits associated with share-based compensation
in	2021	2020	2019
Tax benefits (CHF million)
Tax benefits recorded in the consolidated statements of operations [1]	227	252	256
1 Calculated at the statutory tax rate before valuation allowance considerations.
> Refer to “Note 29 – Employee deferred compensation” for further information on share-based compensation.
Uncertain tax positions
Reconciliation of gross unrecognized tax benefits
in	2021	2020	2019
Movements in gross unrecognized tax benefits (CHF million)
Balance at beginning of period	382	595	574
Increases in unrecognized tax benefits as a result of tax positions taken during a prior period	23	14	27
Decreases in unrecognized tax benefits as a result of tax positions taken during a prior period	(35)	(249)	(64)
Increases in unrecognized tax benefits as a result of tax positions taken during the current period	54	90	105
Decreases in unrecognized tax benefits relating to settlements with tax authorities	0	(3)	0
Reductions to unrecognized tax benefits as a result of a lapse of the applicable statute of limitations	(6)	(17)	(35)
Other (including foreign currency translation)	7	(48)	(12)
Balance at end of period	425	382	595
of which, if recognized, would affect the effective tax rate	425	382	595
Interest and penalties
in	2021	2020	2019
Interest and penalties (CHF million)
Interest and penalties recognized in the consolidated statements of operations	3	(16)	(10)
Interest and penalties recognized in the consolidated balance sheets	64	61	77
Interest and penalties are reported as tax expense. The Bank is currently subject to ongoing tax audits, inquiries and litigation with the tax authorities in a number of jurisdictions, including Brazil, the Netherlands, Switzerland, the UK and the US. Although the timing of completion is uncertain, it is reasonably possible that some of these will be resolved within 12 months of the reporting date. It is reasonably possible that there will be a decrease of between zero and CHF 190 million in unrecognized tax benefits within 12 months of the reporting date.
The Bank remains open to examination from federal, state, provincial or similar local jurisdictions from the following years onward in these major countries: Switzerland – 2019 (federal and Zurich cantonal level); Brazil – 2016; the UK – 2012; Netherlands – 2011; and the US – 2010.
> Refer to “Note 29 – Tax” in VI – Consolidated financial statements – Credit Suisse Group for further information.
29 Employee deferred compensation
The following tables show the compensation expense for deferred compensation awards granted in 2021 and prior years that was recognized in the consolidated statements of operations during 2021, 2020 and 2019, the total shares delivered, the estimated unrecognized compensation expense for deferred compensation awards granted in 2021 and prior years outstanding as of December 31, 2021 and the remaining requisite service period over which the estimated unrecognized compensation expense will be recognized. The recognition of compensation expense for the deferred compensation awards granted in February 2022 began in 2022 and thus had no impact on the 2021 consolidated financial statements.
> Refer to “Note 30 – Employee deferred compensation” in VI – Consolidated financial statements – Credit Suisse Group for further information on our various awards programs.
Deferred compensation expense
in	2021	2020	2019
Deferred compensation expense (CHF million)
Share awards	466	555	573
Performance share awards	281	427	423
Contingent Capital Awards	194	245	298
Cash awards	370	378	378
Retention awards	123	43	22
Total deferred compensation expense	1,434	1,648	1,694

Total shares delivered (million)
Total shares delivered	55.7	48.3	40.1
Contingent Capital share awards are included in the category Share awards, and Capital Opportunity Facility awards are included in the category Cash awards. Prior periods have been reclassified to conform to the current presentation.

Estimated unrecognized deferred compensation
end of	2021
Estimated unrecognized compensation expense (CHF million)
Share awards	338
Performance share awards	139
Contingent Capital Awards	129
Cash awards	221
Retention awards	284
Total	1,111

Aggregate remaining weighted-average requisite service period (years)
Aggregate remaining weighted-average requisite service period	1.4
Does not include the estimated unrecognized compensation expense relating to grants made in 2022 for 2021.
Share awards
On February 11, 2022, the Bank granted 26.9 million share awards with a total value of CHF 210 million. The estimated unrecognized compensation expense of CHF 218 million was determined based on the fair value of the awards on the grant date, includes the current estimated future forfeitures and will be recognized over the vesting period, subject to early retirement rules.
Share awards granted for previous years
For compensation year	2021	2020	2019
Shares awarded (million)	26.9	43.5	55.9
Value of shares awarded (CHF million)	210	576	604
On February 11, 2022, the Bank granted 4.6 million blocked shares with a total value of CHF 38 million that vested immediately upon grant, have no future service requirements and were attributed to services performed in 2021.
Blocked share awards granted for previous years
For compensation year	2021	2020	2019
Blocked shares awarded (million)	4.6	2.3	2.8
Value of shares awarded (CHF million)	38	31	32
Share award activities
	2021		2020		2019
	Number of share awards in million	Weighted- average grant-date fair value in CHF	Number of share awards in million	Weighted- average grant-date fair value in CHF	Number of share awards in million	Weighted- average grant-date fair value in CHF
Share awards
Balance at beginning of period	115.2	11.82	101.9	13.45	77.1	16.23
Granted	85.7	11.19	64.0	10.65	65.0	11.69
Settled	(50.1)	12.44	(45.1)	13.83	(35.2)	16.20
Forfeited	(15.5)	11.52	(5.6)	11.74	(5.0)	13.93
Balance at end of period	135.3	11.22	115.2	11.82	101.9	13.45
of which vested	11.8	–	12.0	–	10.9	–
of which unvested	123.5	–	103.2	–	91.0	–
Performance share awards
On February 11, 2022, the Bank granted 18.5 million performance share awards with a total value of CHF 154 million. The estimated unrecognized compensation expense of CHF 148 million was determined based on the fair value of the awards on the grant date, includes the current estimated outcome of the relevant performance criteria and estimated future forfeitures and will be recognized over the vesting period, subject to early retirement rules.
Performance share awards granted for previous years
For compensation year	2021	2020	2019
Performance shares awarded (million)	18.5	36.6	48.7
Value of performance shares awarded (CHF million)	154	478	531

Performance share award activities
	2021		2020		2019
	Number of performance share awards in million	Weighted- average grant-date fair value in CHF	Number of performance share awards in million	Weighted- average grant-date fair value in CHF	Number of performance share awards in million	Weighted- average grant-date fair value in CHF
Performance share awards
Balance at beginning of period	88.0	11.67	69.7	13.37	50.0	16.33
Granted	27.4	12.71	48.8	10.63	43.9	11.60
Settled	(33.2)	12.50	(28.0)	14.12	(22.3)	16.51
Forfeited	(8.4)	11.78	(2.5)	11.64	(1.9)	13.58
Balance at end of period	73.8	11.67	88.0	11.67	69.7	13.37
of which vested	10.4	–	9.6	–	6.4	–
of which unvested	63.4	–	78.4	–	63.3	–
Contingent Capital Awards
On February 11, 2022, the Bank awarded CHF 71 million of Contingent Capital Awards (CCA) that will be expensed over the vesting period. The estimated unrecognized compensation expense of CHF 68 million was determined based on the fair value of the awards on the grant date, including the current estimated outcome of the relevant performance criteria and estimated future forfeitures. This will be recognized over the vesting period, subject to early retirement rules.
Contingent Capital Awards granted for previous years
For compensation year	2021	2020	2019

CCA awarded (CHF million)	71	245	257
Cash awards
Deferred fixed cash awards
The Bank granted deferred fixed cash compensation during 2021, 2020 and 2019 of CHF 259 million, CHF 120 million and CHF 108 million, respectively, to certain employees in the Americas. This compensation has been expensed in the Investment Bank and Asset Management divisions over a three-year vesting period from the grant date. Amortization of this compensation in 2021 totaled CHF 147 million, of which CHF 115 million was related to awards granted in 2021.
Upfront cash awards
In February 2022, certain managing directors and directors were granted CHF 797 million of upfront cash awards as part of their 2021 variable compensation. During 2021 and 2020, the Bank granted upfront cash awards of CHF 59 million and CHF 146 million, respectively. These awards are subject to repayment (clawback) by the employee in the event of voluntary resignation, termination for cause or in connection with other specified events or conditions within three years of the award grant. The amount subject to repayment is reduced in equal monthly installments during the three-year period following the grant date. The expense recognition will occur over the three-year vesting period, subject to service conditions. Amortization of this compensation in 2021 totaled CHF 80 million, of which CHF 31 million was related to awards granted in 2021.
Retention awards
The Bank granted deferred cash and share retention awards during 2021 of CHF 395 million, mainly in the Investment Bank and International Wealth Management divisions. During 2020 and 2019, the Bank granted deferred cash and share retention awards of CHF 40 million and CHF 40 million, respectively. These awards are expensed over the applicable vesting period from the grant date. Amortization of these awards in 2021 totaled CHF 123 million, of which CHF 103 million was related to awards granted in 2021.
Strategic Delivery Plan
In February 2022, the Bank granted 59.5 million Strategic Delivery Plan (SDP) deferred share-based awards with a total of CHF 473 million to most Managing Directors and Directors to incentivize the longer-term delivery of the Group’s strategic plan. The SDP awards are subject to service conditions and performance-based metrics over the course of 2022-2024.
The fair value of each share award was CHF 8.61, the Group share price on the grant date. The estimated unrecognized compensation expense of CHF 480 million was determined based on the fair value of the awards on the grant date, includes the current estimated future forfeitures and will be recognized over the vesting period, subject to early retirement rules.

30 Related parties
The Group owns all of the Bank’s outstanding voting registered shares. The Bank is involved in significant financing and other transactions with subsidiaries of the Group. The Bank generally enters into these transactions in the ordinary course of business and believes that these transactions are generally on market terms that could be obtained from unrelated third parties.
> Refer to “Note 31 – Related parties” in VI –Consolidated financial statements – Credit Suisse Group for further information.
Related party assets and liabilities
end of	2021	2020
Assets (CHF million)
Net loans	8,683	8,444
Other assets	98	200
Total assets	8,781	8,644
Liabilities (CHF million)
Due to banks/customer deposits	1,022	1,119
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	94	93
Short-term borrowings	5,944	440
Long-term debt	55,998	52,144
Other liabilities	1,051	1,098
Total liabilities	64,109	54,894
Related party revenues and expenses
in	2021	2020	2019
Revenues (CHF million)
Interest and dividend income	(56)	(39)	(5)
Interest expense	(1,673)	(1,618)	(1,307)
Net interest income	(1,729)	(1,657)	(1,312)
Commissions and fees	102	114	80
Other revenues	212	104	104
Net revenues	(1,415)	(1,439)	(1,128)
Expenses (CHF million)
Total operating expenses	2,089	1,967	1,867
Related party guarantees and commitments
end of	2021	2020
Guarantees and commitments (CHF million)
Credit guarantees and similar instruments	4	4
Revocable loan commitments	87	88
> Refer to “Note 23 – Leases” for information about related party leases.
Executive Board and Board of Directors loans
	2021		2020		2019
Executive Board loans (CHF million)
Balance at beginning of period	13	[1]	32		33
Additions	8		5		13
Reductions	(4)		(24)		(14)
Balance at end of period	17	[1]	13		32
Board of Directors loans (CHF million)
Balance at beginning of period	9	[2]	9		10
Additions	2		0		3
Reductions	(4)		0		(4)
Balance at end of period	7	[2]	9	[2]	9
1 The number of individuals with outstanding loans was four at the beginning of the year and seven at the end of the year.
2 The number of individuals with outstanding loans was three at the beginning and the end of the year.
Liabilities due to own pension plans
Liabilities due to the Bank’s own defined benefit pension plans as of December 31, 2021 and 2020 of CHF 331 million and CHF 643 million, respectively, were reflected in various liability accounts in the Bank’s consolidated balance sheets.

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
Defined contribution pension plans
The Bank contributes to various defined contribution pension plans primarily in Switzerland, the US and the UK as well as other countries throughout the world. During 2021, 2020 and 2019, the Bank contributed to these plans and recognized as expense CHF 235 million, CHF 240 million and CHF 150 million, respectively. This included expenses of CHF 89 million and CHF 96 million in 2021 and 2020, respectively, related to the Swiss defined contribution pension plan which took effect on January 1, 2020. Contributions to the Swiss defined contribution plan are made by employees and the Group. Assets from this plan are paid out as a lump sum on retirement.
Defined benefit pension and other post-retirement benefit plans
Defined benefit pension plans
Group pension plan
The Bank covers pension requirements for its employees in Switzerland by participating in a defined benefit pension plan sponsored by the Group (Group plan), the Group’s most significant defined benefit pension plan. The Group plan provides benefits in the event of retirement, death and disability. Various legal entities within the Group participate in the Group plan, which is set up as an independent trust domiciled in Zurich. Benefits in the Group plan are determined on the basis of the accumulated employer and employee contributions and accumulated interest credited. In accordance with US GAAP, the Group accounts for the Group plan as a single-employer defined benefit pension plan and uses the projected unit credit actuarial method to determine the net periodic benefit costs, the PBO and the accumulated benefit obligation (ABO). The Bank accounts for the defined benefit pension plan sponsored by the Group as a multi-employer pension plan because other legal entities within the Group also participate in the Group plan and the assets contributed by the Bank are not segregated into a separate account or restricted to provide benefits only to employees of the Bank. The assets contributed by the Bank are commingled with the assets contributed by the other legal entities of the Group and can be used to provide benefits to any employee of any participating legal entity. The Bank’s contributions to the Group plan comprise 84% of the total cash contributions contributed to the Group plan by all participating legal entities on an annual basis.
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
During 2021, 2020 and 2019, the Bank contributed and recognized as expense CHF 248 million, CHF 249 million and CHF 338 million to the Group plan, respectively. The Bank expects to contribute CHF 216 million to the Group plan during 2022.
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

Components of net periodic benefit costs
	International single-employer defined benefit pension plans			Other post-retirement defined benefit plan
in	2021	2020	2019	2021	2020	2019
Net periodic benefit costs (CHF million)
Service costs on benefit obligation	14	14	14	0	0	0
Interest costs on benefit obligation	49	68	90	2	4	6
Expected return on plan assets	(65)	(85)	(108)	0	0	0
Amortization of recognized prior service cost/(credit)	1	1	1	0	0	0
Amortization of recognized actuarial losses/(gains)	14	13	19	1	1	3
Settlement losses/(gains)	8	(1)	0	0	0	0
Net periodic benefit costs/(credits)	21	10	16	3	5	9
Service costs on benefit obligation are reflected in compensation and benefits. Other components of net periodic benefit costs are reflected in general and administrative expenses.
Benefit obligation
The “Obligations and funded status of the plans” table shows the changes in the PBO, the ABO, the fair value of plan assets and the amounts recognized in the consolidated balance sheets for the international single-employer defined benefit pension plans and other post-retirement defined benefit plans.

Obligations and funded status of the plans
	International single-employer defined benefit pension plans		Other post-retirement defined benefit plan
in / end of	2021	2020	2021	2020
PBO (CHF million) [1]
Beginning of the measurement period	3,475	3,325	156	164
Service cost	14	14	0	0
Interest cost	49	68	2	4
Plan amendments	(4)	5	0	0
Settlements	(448)	(23)	0	0
Actuarial losses/(gains)	(100)	453	(14)	13
Business combinations and transfers	0	(3)	0	0
Benefit payments	(65)	(156)	(10)	(11)
Exchange rate losses/(gains)	101	(208)	6	(14)
End of the measurement period	3,022	3,475	140	156
Fair value of plan assets (CHF million)
Beginning of the measurement period	4,212	4,111	0	0
Actual return on plan assets	(45)	476	0	0
Employer contributions	16	61	10	11
Settlements	(448)	(23)	0	0
Benefit payments	(65)	(156)	(10)	(11)
Exchange rate gains/(losses)	132	(257)	0	0
End of the measurement period	3,802	4,212	0	0
Total funded status recognized (CHF million)
Funded status of the plan – over/(underfunded)	780	737	(140)	(156)
Funded status recognized in the consolidated balance sheet as of December 31	780	737	(140)	(156)
Total amount recognized (CHF million)
Noncurrent assets	975	975	0	0
Current liabilities	(7)	(8)	(10)	(11)
Noncurrent liabilities	(188)	(230)	(130)	(145)
Net amount recognized in the consolidated balance sheet as of December 31	780	737	(140)	(156)
ABO (CHF million) [2]
End of the measurement period	2,996	3,445	140	156
1 Including estimated future salary increases.
2 Excluding estimated future salary increases.
The net amount recognized in the consolidated balance sheets as of December 31, 2021 and 2020 was an overfunding of CHF 640 million and CHF 581 million, respectively.
The settlements of CHF 448 million on the international plans recorded as of December 31, 2021 mainly related to settlements in the UK, reflecting an enhanced transfer value exercise, and settlements in the US, reflecting a partial sale of pension obligations sold to a third party insurer.
No special contributions were made in 2021. In 2020, there was a special cash contribution made to the defined benefit pension plan in the US of CHF 43 million. In 2022, the Bank expects to contribute CHF 16 million to the international single-employer defined benefit pension plans and CHF 10 million to other post-retirement defined benefit plans.
PBO or ABO in excess of plan assets
The following table shows the aggregate PBO and ABO, as well as the aggregate fair value of plan assets for those plans with PBO in excess of plan assets and those plans with ABO in excess of plan assets as of December 31, 2021 and 2020, respectively.

Defined benefit pension plans in which PBO or ABO exceeded plan assets
	PBO exceeds fair value of plan assets		ABO exceeds fair value of plan assets
December 31	2021	2020	2021	2020
PBO/ABO exceeded plan assets (CHF million)
PBO	402	1,397	393	1,386
ABO	382	1,373	375	1,365
Fair value of plan assets	208	1,159	200	1,150
Amounts recognized in AOCI and OCI
The following table shows the actuarial gains/(losses), the prior service credits/(costs) and the cumulative effect of accounting changes, which were recorded in AOCI and subsequently recognized as components of net periodic benefit costs.
Amounts recognized in AOCI, net of tax
	International single-employer defined benefit pension plans		Other post-retirement defined benefit plan		Total
end of	2021	2020	2021	2020	2021	2020
Amounts recognized in AOCI (CHF million)
Actuarial gains/(losses)	(402)	(421)	(27)	(39)	(429)	(460)
Prior service credits/(costs)	(9)	(14)	3	3	(6)	(11)
Total	(411)	(435)	(24)	(36)	(435)	(471)
The following table shows the changes in other comprehensive income (OCI) due to actuarial gains/(losses), the prior service credits/(costs) recognized in AOCI during 2021 and 2020, the amortization of the aforementioned items as components of net periodic benefit costs for these periods and the cumulative effect of accounting changes.
Amounts recognized in OCI
	International single-employer defined benefit pension plans			Other post-retirement defined benefit plan
in	Gross	Tax	Net	Gross	Tax	Net	Total net
2021 (CHF million)
Actuarial gains/(losses)	(10)	12	2	14	(3)	11	13
Prior service credits/(costs)	4	(1)	3	0	0	0	3
Amortization of actuarial losses/(gains)	14	(3)	11	1	0	1	12
Amortization of prior service costs/(credits)	1	0	1	0	0	0	1
Immediate recognition due to curtailment/settlement	8	(1)	7	0	0	0	7
Total	17	7	24	15	(3)	12	36
2020 (CHF million)
Actuarial gains/(losses)	(62)	17	(45)	(13)	3	(10)	(55)
Prior service credits/(costs)	(5)	1	(4)	0	0	0	(4)
Amortization of actuarial losses/(gains)	13	(1)	12	1	0	1	13
Amortization of prior service costs/(credits)	1	(1)	0	0	0	0	0
Immediate recognition due to curtailment/settlement	(1)	0	(1)	0	0	0	(1)
Total	(54)	16	(38)	(12)	3	(9)	(47)

Assumptions
The measurement of both the net periodic benefit costs and the benefit obligation is determined using explicit assumptions, each of which individually represents the best estimate of a particular future event.
Weighted-average assumptions used to determine net periodic benefit costs and benefit obligation
	International single-employer defined benefit pension plans			Other post-retirement defined benefit plan
December 31	2021	2020	2019	2021	2020	2019
Net periodic benefit cost (%)
Discount rate - service cost	2.64	2.62	3.28	–	–	4.38
Discount rate - interest cost	1.56	2.37	3.28	1.74	2.77	3.95
Salary increases	2.97	2.84	2.92	–	–	–
Expected long-term rate of return on plan assets	1.79	2.37	3.00	–	–	–
Benefit obligation (%)
Discount rate	2.13	1.66	2.38	2.89	2.55	3.23
Salary increases	3.32	2.97	2.84	–	–	–
Mortality tables and life expectancies for major plans
			Life expectancy at age 65 for a male member currently				Life expectancy at age 65 for a female member currently
			aged 65		aged 45		aged 65		aged 45
December 31			2021	2020	2021	2020	2021	2020	2021	2020
Life expectancy (years)
UK	SAPS S3 light tables	[1]	23.5	23.3	24.7	24.9	25.0	24.5	26.4	26.3
US	Pri-2012 mortality tables	[2]	20.6	21.1	21.8	22.3	22.5	22.8	23.7	23.9
1 102% of Self-Administered Pension Scheme (SAPS) S3 light tables were used, which included final CMI projections, with a long-term rate of improvement of 1.25% per annum.
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
The following table provides an overview of the assumed health care cost trend rates
Health care cost trend rates
in / end of	2021	2020	2019
Health care cost trend rate (%)
Annual weighted-average health care cost trend rate [1]	6.5	7.0	8.0
1 The annual health care cost trend rate is assumed to decrease gradually to achieve the long-term health care cost trend rate of 4.5% by 2030.
The annual health care cost trend rate used to determine the net periodic defined benefit costs for 2022 is 6.5%.
Plan assets and investment strategy
As of December 31, 2021 and 2020, no Group debt or equity securities were included in plan assets for the international single-employer defined benefit pension plans.

Fair value of plan assets
The following table presents the plan assets measured at fair value on a recurring basis as of December 31, 2021 and 2020, for the Bank’s defined benefit pension plans.
Plan assets measured at fair value on a recurring basis
	2021						2020
end of	Level 1	Level 2		Level 3	Assets measured at net asset value per share	Total	Level 1	Level 2		Level 3	Assets measured at net asset value per share	Total
Plan assets at fair value (CHF million)
Cash and cash equivalents	9	101		0	0	110	17	247		0	0	264
Debt securities	2,328	769		0	434	3,531	2,169	1,222		0	422	3,813
of which governments	2,328	4		0	0	2,332	2,169	7		0	0	2,176
of which corporates	0	765		0	434	1,199	0	1,215	[1]	0	422	1,637
Equity securities	0	44		0	57	101	0	33	[1]	0	52	85
Real estate – indirect	0	0		0	0	0	0	0		0	20	20
Alternative investments	0	(27)		0	0	(27)	0	(47)		0	0	(47)
of which hedge funds	0	0		0	0	0	0	0		0	0	0
of which other	0	(27)	[2]	0	0	(27)	0	(47)	[2]	0	0	(47)
Other investments	0	87		0	0	87	0	77		0	0	77
Total plan assets at fair value	2,337	974		0	491	3,802	2,186	1,532		0	494	4,212
1 Prior period has been revised to reclassify the leveling of certain plan assets.
2 Primarily related to derivative instruments.
Plan asset allocation
The following table shows the plan asset allocation as of the measurement date calculated based on the fair value at that date including the performance of each asset class.
Plan asset allocation
December 31	2021	2020
Weighted-average (%)
Cash and cash equivalents	2.9	6.3
Debt securities	92.9	90.5
Equity securities	2.6	2.0
Real estate	0.0	0.5
Alternative investments	(0.7)	(1.1)
Insurance	2.3	1.8
Total	100.0	100.0
The following table shows the target plan asset allocation for 2022 in accordance with the Bank’s investment strategy. The target plan asset allocation is used to determine the expected return on plan assets to be considered in the net periodic benefit costs for 2022.
2022 target plan asset allocation
Weighted-average (%)
Cash and cash equivalents	0.3
Debt securities	93.4
Equity securities	2.2
Real estate	0.6
Alternative investments	1.2
Insurance	2.3
Total	100.0
Estimated future benefit payments
The following table shows the estimated future benefit payments for defined benefit pension and other post-retirement defined benefit plans.
Estimated future benefit payments
	International single-employer defined benefit pension plans	Other post-retirement defined benefit plan
Payments (CHF million)
2022	110	10
2023	102	10
2024	110	10
2025	111	9
2026	117	9
For five years thereafter	646	34

32 Derivatives and hedging activities
> Refer to “Note 33 – Derivatives and hedging activities” in VI – Consolidated financial statements – Credit Suisse Group for further information.
Hedge accounting
Cash flow hedges
As of the end of 2021, the maximum length of time over which the Bank hedged its exposure to the variability in future cash flows for forecasted transactions, excluding those forecasted transactions related to the payment of variable interest on existing financial instruments, was 12 months.
Fair value of derivative instruments
	Trading			Hedging			[1]
end of 2021	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)
Derivative instruments (CHF billion)
Forwards and forward rate agreements	1,736.0	0.9	0.9	0.0	0.0	0.0
Swaps	8,818.8	36.9	33.0	127.5	0.4	0.2
Options bought and sold (OTC)	779.0	11.5	10.9	0.0	0.0	0.0
Futures	144.5	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	71.6	0.1	0.0	0.0	0.0	0.0
Interest rate products	11,549.9	49.4	44.8	127.5	0.4	0.2
Forwards	1,052.9	7.6	8.2	21.1	0.1	0.1
Swaps	345.3	11.3	12.4	0.0	0.0	0.0
Options bought and sold (OTC)	174.9	2.0	2.2	0.0	0.0	0.0
Futures	10.3	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	1.6	0.0	0.0	0.0	0.0	0.0
Foreign exchange products	1,585.0	20.9	22.8	21.1	0.1	0.1
Forwards	0.9	0.1	0.0	0.0	0.0	0.0
Swaps	94.7	1.4	2.6	0.0	0.0	0.0
Options bought and sold (OTC)	243.9	11.1	12.5	0.0	0.0	0.0
Futures	46.3	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	535.8	22.9	21.5	0.0	0.0	0.0
Equity/index-related products	921.6	35.5	36.6	0.0	0.0	0.0
Credit derivatives [2]	506.8	5.0	6.3	0.0	0.0	0.0
Forwards	9.9	0.2	0.1	0.0	0.0	0.0
Swaps	12.0	1.1	0.4	0.0	0.0	0.0
Options bought and sold (OTC)	11.1	0.2	0.1	0.0	0.0	0.0
Futures	11.1	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	9.2	0.1	0.1	0.0	0.0	0.0
Other products [3]	53.3	1.6	0.7	0.0	0.0	0.0
Total derivative instruments	14,616.6	112.4	111.2	148.6	0.5	0.3
The notional amount, PRV and NRV (trading and hedging) was CHF 14,765.2 billion, CHF 112.9 billion and CHF 111.5 billion, respectively, as of December 31, 2021.
1 Relates to derivative contracts that qualify for hedge accounting under US GAAP.
2 Primarily credit default swaps.
3 Primarily precious metals, commodity and energy products.

Fair value of derivative instruments (continued)
	Trading				Hedging			[1]
end of 2020	Notional amount		Positive replacement value (PRV)	Negative replacement value (NRV)	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)
Derivative instruments (CHF billion)
Forwards and forward rate agreements	5,221.5		2.7	2.8	0.0	0.0	0.0
Swaps	8,088.7		53.5	50.3	126.1	0.9	0.1
Options bought and sold (OTC)	968.6		18.2	18.0	0.0	0.0	0.0
Futures	186.5		0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	90.9		0.5	0.6	0.0	0.0	0.0
Interest rate products	14,556.2	[2]	74.9	71.7	126.1	0.9	0.1
Forwards	928.4		10.1	11.8	13.9	0.1	0.1
Swaps	345.8		10.9	13.4	0.0	0.0	0.0
Options bought and sold (OTC)	185.9		3.4	3.7	0.0	0.0	0.0
Futures	8.8		0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	1.0		0.0	0.0	0.0	0.0	0.0
Foreign exchange products	1,469.9	[2]	24.4	28.9	13.9	0.1	0.1
Forwards	1.0		0.0	0.3	0.0	0.0	0.0
Swaps	167.6		4.3	8.8	0.0	0.0	0.0
Options bought and sold (OTC)	218.3		14.9	10.0	0.0	0.0	0.0
Futures	23.5		0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	454.0		20.0	20.7	0.0	0.0	0.0
Equity/index-related products	864.4		39.2	39.8	0.0	0.0	0.0
Credit derivatives [3]	467.8		4.9	6.0	0.0	0.0	0.0
Forwards	12.2		0.3	0.2	0.0	0.0	0.0
Swaps	9.8		1.1	0.5	0.0	0.0	0.0
Options bought and sold (OTC)	14.8		0.3	0.2	0.0	0.0	0.0
Futures	4.2		0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	11.6		0.1	0.1	0.0	0.0	0.0
Other products [4]	52.6		1.8	1.0	0.0	0.0	0.0
Total derivative instruments	17,410.9	[2]	145.2	147.4	140.0	1.0	0.2
The notional amount, PRV and NRV (trading and hedging) was CHF 17,550.9 billion, CHF 146.2 billion and CHF 147.6 billion, respectively, as of December 31, 2020.
1 Relates to derivative contracts that qualify for hedge accounting under US GAAP.
2 Prior period has been revised.
3 Primarily credit default swaps.
4 Primarily precious metals, commodity and energy products.
Gains or (losses) on fair value hedges
in	2021	2020	2019
Interest rate products (CHF million)
Hedged items [1]	1,523	(1,679)	(1,721)
Derivatives designated as hedging instruments [1]	(1,448)	1,564	1,550
The accrued interest on fair value hedges is recorded in net interest income and is excluded from this table.
1 Included in net interest income.

Hedged items in fair value hedges
	2021					2020
	Hedged items					Hedged items
end of	Carrying amount	Hedging adjustments	[1]	Discontinued hedges	[2]	Carrying amount	Hedging adjustments	[1]	Discontinued hedges	[2]
Assets (CHF billion)
Investment securities	0.8	0.0		0.0		0.4	0.0		0.0
Net loans	16.6	(0.2)		0.2		20.5	0.2		0.5
Liabilities (CHF billion)
Long-term debt	65.6	(0.1)		0.8		65.8	1.9		0.8
1 Relates to the cumulative amount of fair value hedging adjustments included in the carrying amount.
2 Relates to the cumulative amount of fair value hedging adjustments remaining for any hedged items for which hedge accounting has been discontinued.
Cash flow hedges
in	2021	2020	2019
Interest rate products (CHF million)
Gains/(losses) recognized in AOCI on derivatives	(314)	134	85
Gains/(losses) reclassified from AOCI into interest and dividend income	7	(70)	3
Foreign exchange products (CHF million)
Gains/(losses) recognized in AOCI on derivatives	(9)	(33)	(5)
Trading revenues	0	(30)	(7)
Other revenues	0	0	0
Total other operating expenses	34	(2)	(16)
Gains/(losses) reclassified from AOCI into income	34	(32)	(23)
Gains/(losses) excluded from the assessment of effectiveness reported in trading revenues [1]	0	1	(20)
1 Related to the forward points of a foreign currency forward.
The net loss associated with cash flow hedges expected to be reclassified from AOCI within the next 12 months was CHF 17 million.
Net investment hedges
in	2021	2020	2019
Foreign exchange products (CHF million)
Gains/(losses) recognized in the cumulative translation adjustments section of AOCI	51	451	(133)
Gains/(losses) reclassified from the cumulative translation adjustments section of AOCI into other revenues	0	10	0
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
Contingent credit risk
	2021				2020
end of	Bilateral counterparties	Special purpose entities	Accelerated terminations	Total	Bilateral counterparties	Special purpose entities	Accelerated terminations	Total
Contingent credit risk (CHF billion)
Current net exposure	2.3	0.0	0.3	2.6	3.0	0.0	0.4	3.4
Collateral posted	1.9	0.0	–	1.9	2.4	0.0	–	2.4
Impact of a one-notch downgrade event	0.1	0.0	0.0	0.1	0.0	0.0	0.0	0.0
Impact of a two-notch downgrade event	0.2	0.0	0.0	0.2	0.0	0.0	0.0	0.0
Impact of a three-notch downgrade event	0.7	0.0	0.1	0.8	0.5	0.0	0.2	0.7
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
Total return swaps (TRS) of CHF 12.0 billion and CHF 14.4 billion as of December 31, 2021 and 2020, respectively, were also excluded because a TRS does not expose the seller to potential loss from credit risk-related events specified in the contract. A TRS only provides protection against a loss in asset value and not against additional amounts as a result of specific credit events.
Credit protection sold/purchased
	2021							2020
end of	Credit protection sold	Credit protection purchased	[1]	Net credit protection (sold)/ purchased	Other protection purchased		Fair value of credit protection sold	Credit protection sold	Credit protection purchased	[1]	Net credit protection (sold)/ purchased	Other protection purchased		Fair value of credit protection sold
Single-name instruments (CHF billion)
Investment grade [2]	(60.2)	55.6		(4.6)	10.1		0.6	(52.5)	47.8		(4.7)	13.0		0.5
Non-investment grade	(31.5)	28.9		(2.6)	7.9		0.4	(28.5)	26.5		(2.0)	11.8		0.4
Total single-name instruments	(91.7)	84.5		(7.2)	18.0		1.0	(81.0)	74.3		(6.7)	24.8		0.9
of which sovereign	(13.5)	12.2		(1.3)	4.0		(0.1)	(12.5)	11.6		(0.9)	5.3		0.0
of which non-sovereign	(78.2)	72.3		(5.9)	14.0		1.1	(68.5)	62.7		(5.8)	19.5		0.9
Multi-name instruments (CHF billion)
Investment grade [2]	(102.9)	96.0		(6.9)	20.2		0.7	(99.5)	95.2		(4.3)	23.1		(0.7)
Non-investment grade	(35.7)	33.2		(2.5)	12.6	[3]	(0.5)	(24.3)	19.9		(4.4)	11.3	[3]	0.2
Total multi-name instruments	(138.6)	129.2		(9.4)	32.8		0.2	(123.8)	115.1		(8.7)	34.4		(0.5)
of which non-sovereign	(138.6)	129.2		(9.4)	32.8		0.2	(123.8)	115.1		(8.7)	34.4		(0.5)
Total instruments (CHF billion)
Investment grade [2]	(163.1)	151.6		(11.5)	30.3		1.3	(152.0)	143.0		(9.0)	36.1		(0.2)
Non-investment grade	(67.2)	62.1		(5.1)	20.5		(0.1)	(52.8)	46.4		(6.4)	23.1		0.6
Total instruments	(230.3)	213.7		(16.6)	50.8		1.2	(204.8)	189.4		(15.4)	59.2		0.4
of which sovereign	(13.5)	12.2		(1.3)	4.0		(0.1)	(12.5)	11.6		(0.9)	5.3		0.0
of which non-sovereign	(216.8)	201.5		(15.3)	46.8		1.3	(192.3)	177.8		(14.5)	53.9		0.4
1 Represents credit protection purchased with identical underlyings and recoveries.
2 Based on internal ratings of BBB and above.
3 Includes synthetic securitized loan portfolios.
The following table reconciles the notional amount of credit derivatives included in the table “Fair value of derivative instruments” to the table “Credit protection sold/purchased”.
Credit derivatives
end of	2021	2020
Credit derivatives (CHF billion)
Credit protection sold	230.3	204.8
Credit protection purchased	213.7	189.4
Other protection purchased	50.8	59.2
Other instruments [1]	12.0	14.4
Total credit derivatives	506.8	467.8
1 Consists of total return swaps and other derivative instruments.
Maturity of credit protection sold
end of	Maturity less than 1 year	Maturity between 1 to 5 years	Maturity greater than 5 years	Total
2021 (CHF billion)
Single-name instruments	14.4	73.6	3.7	91.7
Multi-name instruments	39.9	88.3	10.4	138.6
Total instruments	54.3	161.9	14.1	230.3
2020 (CHF billion)
Single-name instruments	14.0	62.7	4.3	81.0
Multi-name instruments	29.6	82.6	11.6	123.8
Total instruments	43.6	145.3	15.9	204.8

33 Guarantees and commitments
Guarantees
end of	Maturity less than 1 year	Maturity between 1 to 3 years	Maturity between 3 to 5 years	Maturity greater than 5 years	Total gross amount	Total net amount	[1]	Carrying value	Collateral received
2021 (CHF million)
Credit guarantees and similar instruments	2,124	1,049	197	561	3,931	3,874		25	2,014
Performance guarantees and similar instruments	3,982	2,253	555	528	7,318	6,299		40	3,605
Derivatives [2]	5,374	2,567	561	419	8,921	8,921		289	–
Other guarantees	4,012	1,040	307	1,151	6,510	6,469		71	3,789
Total guarantees	15,492	6,909	1,620	2,659	26,680	25,563		425	9,408
2020 (CHF million)
Credit guarantees and similar instruments	1,645	653	203	582	3,083	3,020		27	1,637
Performance guarantees and similar instruments	3,607	1,885	526	514	6,532	5,601		30	2,535
Derivatives [2,3]	4,179	6,051	1,288	559	12,077	12,077		158	–
Other guarantees	3,555	996	421	1,171	6,143	6,130		85	3,725
Total guarantees	12,986	9,585	2,438	2,826	27,835	26,828		300	7,897
1 Total net amount is computed as the gross amount less any participations.
2
Excludes derivative contracts with certain active commercial and investment banks and certain other counterparties, as such contracts can be cash settled and the Bank had no basis to conclude it was probable that the counterparties held, at inception, the underlying instruments.

3 Prior period has been revised.
> Refer to “Note 34 – Guarantees and commitments” in VI – Consolidated financial statements – Credit Suisse Group for further information.
Deposit-taking banks and securities dealers in Switzerland and certain other European countries are required to ensure the payout of privileged deposits in case of specified restrictions or compulsory liquidation of a deposit-taking bank. In Switzerland, deposit-taking banks and securities dealers jointly guarantee an amount of up to CHF 6 billion. Upon occurrence of a payout event triggered by a specified restriction of business imposed by the Swiss Financial Market Supervisory Authority FINMA (FINMA) or by the compulsory liquidation of another deposit-taking bank, the Bank’s contribution will be calculated based on its share of privileged deposits in proportion to total privileged deposits. Based on FINMA’s estimate for the Bank, the Bank’s share in the deposit insurance guarantee program for the period July 1, 2021 to June 30, 2022 is CHF 0.5 billion. These deposit insurance guarantees were reflected in other guarantees.
Representations and warranties on residential mortgage loans sold
In connection with the Investment Bank division’s sale of US residential mortgage loans, the Bank has provided certain representations and warranties relating to the loans sold.
Other commitments
end of	Maturity less than 1 year	Maturity between 1 to 3 years	Maturity between 3 to 5 years	Maturity greater than 5 years	Total gross amount		Total net amount	[1]	Collateral received
2021 (CHF million)
Irrevocable commitments under documentary credits	4,796	116	0	0	4,912		4,602		2,801
Irrevocable loan commitments	22,959	44,143	43,848	11,609	122,559	[2]	118,281		55,766
Forward reverse repurchase agreements	466	0	0	0	466		466		466
Other commitments	121	16	11	248	396		396		8
Total other commitments	28,342	44,275	43,859	11,857	128,333		123,745		59,041
2020 (CHF million)
Irrevocable commitments under documentary credits	3,915	97	0	0	4,012		3,963		2,404
Irrevocable loan commitments	19,813	48,855	39,605	10,749	119,022	[2]	115,116		53,039
Forward reverse repurchase agreements	17	0	0	0	17		17		17
Other commitments	135	1,418	9	381	1,943		1,943		19
Total other commitments	23,880	50,370	39,614	11,130	124,994		121,039		55,479
1 Total net amount is computed as the gross amount less any participations.
2
Irrevocable loan commitments do not include a total gross amount of CHF 144,079 million and CHF 130,965 million of unused credit limits as of December 31, 2021 and 2020, respectively, which were revocable at the Bank's sole discretion upon notice to the client.

34 Transfers of financial assets and variable interest entities
Transfers of financial assets
> Refer to “Note 35 – Transfers of financial assets and variable interest entities” in VI– Credit Suisse Group – Consolidated financial statements for further information.
Securitizations
The following table provides the gains or losses and proceeds from the transfer of assets relating to 2021, 2020 and 2019 securitizations of financial assets that qualify for sale accounting and subsequent derecognition, along with the cash flows between the Bank and the SPEs used in any securitizations in which the Bank still has continuing involvement, regardless of when the securitization occurred.
Securitizations
in	2021	2020	2019
Gains/(losses) and cash flows (CHF million)
CMBS
Net gain/(loss) [1]	(7)	85	10
Proceeds from transfer of assets	3,525	9,209	7,757
Cash received on interests that continue to be held	42	52	162
RMBS
Net gain [1]	70	32	2
Proceeds from transfer of assets	37,048	23,358	21,566
Purchases of previously transferred financial assets or its underlying collateral	(1,604)	0	(1)
Servicing fees	2	2	2
Cash received on interests that continue to be held	1,088	864	312
Other asset-backed financings
Net gain [1]	65	105	101
Proceeds from transfer of assets	12,129	9,564	11,702
Purchases of previously transferred financial assets or its underlying collateral	(1,323)	(1,606)	(763)
Fees [2]	165	148	151
Cash received on interests that continue to be held	14	17	6
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
Continuing involvement in transferred financial assets
The following table provides the outstanding principal balance of assets to which the Bank continued to be exposed after the transfer of the financial assets to any SPE and the total assets of the SPE as of December 31, 2021 and 2020, regardless of when the transfer of assets occurred.
Principal amounts outstanding and total assets of SPEs resulting from continuing involvement
end of	2021	2020
CHF million
CMBS
Principal amount outstanding	15,428	17,421
Total assets of SPE	23,205	24,455
RMBS
Principal amount outstanding	56,990	47,324
Total assets of SPE	56,990	47,863
Other asset-backed financings
Principal amount outstanding	24,856	24,968
Total assets of SPE	57,797	50,817
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
Key economic assumptions at the time of transfer
> Refer to “Note 35 – Financial instruments” for further information on the fair value hierarchy.

Key economic assumptions used in measuring fair value of beneficial interests at time of transfer
	2021							2020							2019
at time of transfer, in			CMBS				RMBS			CMBS				RMBS			CMBS				RMBS
CHF million, except where indicated
Fair value of beneficial interests			196				2,594			342				2,692			549				3,171
of which level 2			170				2,126			305				2,398			455				2,978
of which level 3			26				468			37				294			94				193
Weighted-average life, in years			5.2				5.3			6.4				3.8			5.5				5.5
Prepayment speed assumption (rate per annum), in % [1]			–	[2]	3.0	–	37.7			–	[2]	1.0	–	47.0			–	[2]	2.0	–	37.3
Cash flow discount rate (rate per annum), in % [3]	1.8	–	5.0		1.0	–	33.4	1.4	–	20.9		0.2	–	40.8	2.5	–	8.3		1.5	–	15.7
Expected credit losses (rate per annum), in % [4]	0.9	–	4.3		0.1	–	32.5	1.9	–	8.6		1.6	–	22.9	1.3	–	1.9		1.5	–	7.6
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
Key economic assumptions as of the reporting date
The following table provides the sensitivity analysis of key economic assumptions used in measuring the fair value of beneficial interests held in SPEs as of December 31, 2021 and 2020.
Key economic assumptions used in measuring fair value of beneficial interests held in SPEs
	2021											2020
end of			CMBS	[1]			RMBS			Other asset- backed financing activities	[2]			CMBS	[1]			RMBS			Other asset- backed financing activities	[2]
CHF million, except where indicated
Fair value of beneficial interests			281				2,310			402				296				1,851			350
of which non-investment grade			55				370			27				36				631			23
Weighted-average life, in years			3.9				4.7			5.5				5.6				4.0			4.8
Prepayment speed assumption (rate per annum), in % [3]			–		5.1	–	41.9			–				–		4.0	–	50.1			–
Impact on fair value from 10% adverse change			–				(31.1)			–				–				(43.7)			–
Impact on fair value from 20% adverse change			–				(59.8)			–				–				(92.1)			–
Cash flow discount rate (rate per annum), in % [4]	1.7	–	50.7		0.7	–	35.5	0.3	–	14.7		0.6	–	38.2		0.3	–	39.7	0.7	–	27.7
Impact on fair value from 10% adverse change			(3.5)				(38.1)			(4.9)				(4.9)				(22.4)			(4.2)
Impact on fair value from 20% adverse change			(6.8)				(73.3)			(9.7)				(9.6)				(43.5)			(8.2)
Expected credit losses (rate per annum), in % [5]	0.6	–	8.4		0.4	–	34.2	0.7	–	13.3		0.4	–	14.7		0.6	–	39.6	0.7	–	26.8
Impact on fair value from 10% adverse change			(2.5)				(28.5)			(4.3)				(4.3)				(20.2)			(4.5)
Impact on fair value from 20% adverse change			(4.9)				(54.8)			(8.4)				(8.5)				(39.2)			(8.9)
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

Transfers of financial assets where sale treatment was not achieved
The following table provides the carrying amounts of transferred financial assets and the related liabilities where sale treatment was not achieved as of December 31, 2021 and 2020.
Carrying amounts of transferred financial assets and liabilities where sale treatment was not achieved
end of	2021	2020
CHF million
RMBS
Other assets	257	0
Liability to SPE, included in other liabilities	(257)	0
Other asset-backed financings
Trading assets	557	496
Other assets	200	246
Liability to SPE, included in other liabilities	(757)	(742)
Securities sold under repurchase agreements and securities lending transactions accounted for as secured borrowings
The following tables provide the gross obligation relating to securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral by the class of collateral pledged and by remaining contractual maturity as of December 31, 2021 and 2020.
Securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral – by class of collateral pledged
end of	2021	2020
CHF billion
Government debt securities	16.0	12.2
Corporate debt securities	9.6	7.7
Asset-backed securities	4.6	6.0
Equity securities	0.5	0.0
Other	5.6	1.8
Securities sold under repurchase agreements	36.3	27.7
Government debt securities	13.9	12.5
Corporate debt securities	0.3	0.1
Asset-backed securities	0.3	1.0
Equity securities	1.0	3.5
Other	0.2	0.1
Securities lending transactions	15.7	17.2
Government debt securities	3.6	5.8
Corporate debt securities	0.6	5.6
Equity securities	10.8	39.3
Other	0.0	0.1
Obligation to return securities received as collateral, at fair value	15.0	50.8
Total	67.0	95.7
Securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral – by remaining contractual maturity
			Remaining contractual maturities
end of	No stated maturity	[1]	Up to 30 days	[2]	31-90 days	More than 90 days	Total
2021 (CHF billion)
Securities sold under repurchase agreements	5.3		15.8		6.0	9.2	36.3
Securities lending transactions	2.3		1.7		1.6	10.1	15.7
Obligation to return securities received as collateral, at fair value	15.0		0.0		0.0	0.0	15.0
Total	22.6		17.5		7.6	19.3	67.0
2020 (CHF billion)
Securities sold under repurchase agreements	5.8		11.8		5.9	4.2	27.7
Securities lending transactions	4.2		3.4		9.6	0.0	17.2
Obligation to return securities received as collateral, at fair value	50.2		0.3		0.3	0.0	50.8
Total	60.2		15.5		15.8	4.2	95.7
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
The overall average maturity of Alpine’s outstanding CP was approximately 226 days as of December 31, 2021. Alpine’s CP was rated A-1(sf) by Standard & Poor’s and P-1(sf) by Moody’s and had exposures mainly in reverse repurchase agreements with a Bank entity, consumer loans, solar loans and leases, aircraft loans and leases and loans collateralized by royalties.
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
The consolidated VIEs table provides the carrying amounts and classifications of the assets and liabilities of consolidated VIEs as of December 31, 2021 and 2020.
Consolidated VIEs in which the Bank was the primary beneficiary
		Financial intermediation
end of	CP Conduit	Securi- tizations	Funds	Loans	Other	Total
2021 (CHF million)
Cash and due from banks	1	42	25	27	13	108
Trading assets	0	1,158	54	610	0	1,822
Other investments	0	0	65	789	161	1,015
Net loans	1,022	317	0	28	33	1,400
Other assets	31	604	78	95	674	1,482
of which loans held-for-sale	0	50	23	0	1	74
of which premises and equipment	0	0	0	12	0	12
Total assets of consolidated VIEs	1,054	2,121	222	1,549	881	5,827
Trading liabilities	0	0	0	8	0	8
Short-term borrowings	4,337	0	15	0	0	4,352
Long-term debt	0	1,342	0	3	46	1,391
Other liabilities	67	1	20	61	84	233
Total liabilities of consolidated VIEs	4,404	1,343	35	72	130	5,984
2020 (CHF million)
Cash and due from banks	0	23	22	37	8	90
Trading assets	0	1,255	50	840	19	2,164
Other investments	0	0	129	920	202	1,251
Net loans	653	0	51	29	167	900
Other assets	21	979	15	65	778	1,858
of which loans held-for-sale	0	462	10	0	0	472
of which premises and equipment	0	0	0	13	4	17
Total assets of consolidated VIEs	674	2,257	267	1,891	1,174	6,263
Customer deposits	0	0	0	0	1	1
Trading liabilities	0	0	0	10	0	10
Short-term borrowings	4,178	0	0	0	0	4,178
Long-term debt	0	1,701	0	10	35	1,746
Other liabilities	53	1	3	72	78	207
Total liabilities of consolidated VIEs	4,231	1,702	3	92	114	6,142

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
Non-consolidated VIEs
				Financial intermediation
end of	CDO/ CLO	CP Conduit	[1]	Securi- tizations	Funds	Loans	Other	Total
2021 (CHF million)
Trading assets	257	0		4,526	932	13	5,494	11,222
Net loans	268	1,005		940	2,403	8,774	1,986	15,376
Other assets	6	0		22	109	0	628	765
Total variable interest assets	531	1,005		5,488	3,444	8,787	8,108	27,363
Maximum exposure to loss	774	7,625		8,036	3,444	13,068	8,637	41,584
Total assets of non-consolidated VIEs	10,266	14,948		108,942	102,820	36,428	19,804	293,208
2020 (CHF million)
Trading assets	250	0		4,500	1,113	66	8,617	14,546
Net loans	357	371		734	1,967	6,989	939	11,357
Other assets	2	0		3	110	0	344	459
Total variable interest assets	609	371		5,237	3,190	7,055	9,900	26,362
Maximum exposure to loss	852	5,538		7,329	3,190	11,235	10,226	38,370
Total assets of non-consolidated VIEs	8,553	11,148		127,785	87,618	26,186	25,759	287,049
1 Includes liquidity facilities provided to third-party CP conduits through Alpine Securities Ltd.

35 Financial instruments
> Refer to “Note 36 – Financial instruments” in VI – Consolidated financial statements – Credit Suisse Group for further information.
Assets and liabilities measured at fair value on a recurring basis
end of 2021	Level 1	Level 2	Level 3	Netting impact	[1]	Assets measured at net asset value per share	[2]	Total
Assets (CHF million)
Cash and due from banks	0	308	0	–		–		308
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	68,623	0	–		–		68,623
Securities received as collateral	13,848	1,155	14	–		–		15,017
Trading assets	54,145	146,768	4,503	(94,782)		665		111,299
of which debt securities	12,191	40,799	1,225	–		82		54,297
of which foreign government	11,996	11,377	35	–		–		23,408
of which corporates	72	9,057	478	–		82		9,689
of which RMBS	0	17,033	424	–		–		17,457
of which equity securities	34,342	1,486	195	–		583		36,606
of which derivatives	6,224	103,930	2,187	(94,782)		–		17,559
of which interest rate products	721	48,083	624	–		–		–
of which foreign exchange products	123	20,686	53	–		–		–
of which equity/index-related products	5,348	29,808	212	–		–		–
of which other derivatives	0	196	1,034	–		–		–
of which other trading assets	1,388	553	896	–		–		2,837
Investment securities	0	1,003	0	–		–		1,003
Other investments	0	23	3,666	–		404		4,093
of which other equity investments	0	23	2,863	–		351		3,237
of which life finance instruments	0	0	789	–		–		789
Loans	0	8,709	1,534	–		–		10,243
of which commercial and industrial loans	0	2,267	717	–		–		2,984
of which financial institutions	0	3,840	465	–		–		4,305
Other intangible assets (mortgage servicing rights)	0	57	167	–		–		224
Other assets	121	8,750	694	(381)		–		9,184
of which failed purchases	98	1,135	11	–		–		1,244
of which loans held-for-sale	0	6,818	562	–		–		7,380
Total assets at fair value	68,114	235,396	10,578	(95,163)		1,069		219,994
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

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 2021	Level 1	Level 2	Level 3	Netting impact	[1]	Liabilities measured at net asset value per share	[2]	Total
Liabilities (CHF million)
Due to banks	0	477	0	–		–		477
Customer deposits	0	3,306	394	–		–		3,700
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	13,307	0	–		–		13,307
Obligation to return securities received as collateral	13,848	1,155	14	–		–		15,017
Trading liabilities	19,423	105,865	2,809	(100,559)		1		27,539
of which short positions	11,693	4,974	25	–		1		16,693
of which debt securities	2,809	4,865	3	–		–		7,677
of which foreign government	2,667	968	0	–		–		3,635
of which corporates	113	3,839	3	–		–		3,955
of which equity securities	8,884	109	22	–		1		9,016
of which derivatives	7,730	100,891	2,784	(100,559)		–		10,846
of which interest rate products	776	44,039	26	–		–		–
of which foreign exchange products	133	22,646	57	–		–		–
of which equity/index-related products	6,812	27,919	1,787	–		–		–
Short-term borrowings	0	9,658	1,032	–		–		10,690
Long-term debt	0	58,112	9,676	–		–		67,788
of which structured notes over one year and up to two years	0	11,036	1,464	–		–		12,500
of which structured notes over two years	0	24,168	6,318	–		–		30,486
of which other debt instruments over two years	0	3,223	1,854	–		–		5,077
of which high-trigger instruments	0	10,708	0	–		–		10,708
of which other subordinated bonds	0	7,133	0	–		–		7,133
Other liabilities	348	2,008	517	(305)		–		2,568
Total liabilities at fair value	33,619	193,888	14,442	(100,864)		1		141,086
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

Assets and liabilities measured at fair value on a recurring basis for level 3
								Trading revenues		Other revenues		Accumulated other comprehensive income
2021	Balance at beginning of period	Transfers in	Transfers out	Purchases	Sales	Issuances	Settlements	On transfers out	On all other	On transfers out	On all other	On transfers out	On all other	Foreign currency translation impact	Balance at end of period	Changes in unrealized gains/losses	[1]
Assets (CHF million)
Securities received as collateral	101	0	0	73	(164)	0	0	0	0	0	0	0	0	4	14	0
Trading assets	7,535	1,345	(3,413)	4,867	(5,685)	874	(1,629)	(133)	509	0	(1)	0	0	234	4,503	52
of which debt securities	2,253	878	(1,701)	3,668	(4,141)	0	0	(331)	509	0	(1)	0	0	91	1,225	103
of which corporates	1,270	471	(747)	2,753	(3,483)	0	0	(321)	472	0	0	0	0	63	478	154
of which RMBS	557	158	(615)	654	(385)	0	0	(25)	59	0	0	0	0	21	424	(15)
of which derivatives	3,911	314	(1,551)	0	0	874	(1,514)	79	(16)	0	0	0	0	90	2,187	116
of which interest rate products	733	58	(222)	0	0	175	(79)	(8)	(14)	0	0	0	0	(19)	624	141
of which other derivatives	1,079	1	0	0	0	311	(325)	0	(73)	0	0	0	0	41	1,034	(81)
of which other trading assets	1,247	31	(90)	1,035	(1,371)	0	(115)	62	49	0	0	0	0	48	896	(96)
Other investments	3,054	99	(758)	1,513	(658)	0	0	0	86	0	267	0	0	63	3,666	120
of which other equity investments	2,132	65	(757)	1,478	(443)	0	0	0	96	0	262	0	0	30	2,863	80
of which life finance instruments	920	0	0	33	(188)	0	0	0	(10)	0	0	0	0	34	789	39
Loans [2]	3,669	257	(1,315)	362	(194)	207	(1,620)	7	55	0	(3)	0	0	109	1,534	(59)
of which commercial and industrial loans [2]	1,347	213	(364)	10	(133)	162	(643)	19	74	0	(3)	0	0	35	717	6
of which financial institutions	1,082	43	(340)	0	(42)	34	(409)	1	70	0	0	0	0	26	465	27
Other intangible assets (mortgage servicing rights)	180	0	0	22	0	0	0	0	0	0	(42)	0	0	7	167	(42)
Other assets	1,825	370	(902)	3,447	(3,269)	120	(924)	14	(41)	0	0	0	0	54	694	(137)
of which loans held-for-sale	1,576	360	(855)	3,394	(3,222)	120	(921)	25	41	0	0	0	0	44	562	(104)
Total assets at fair value	16,364	2,071	(6,388)	10,284	(9,970)	1,201	(4,173)	(112)	609	0	221	0	0	471	10,578	(66)
Liabilities (CHF million)
Customer deposits	448	0	0	0	0	0	0	0	(18)	0	0	0	(14)	(22)	394	(29)
Obligation to return securities received as collateral	101	0	0	73	(164)	0	0	0	0	0	0	0	0	4	14	0
Trading liabilities	4,246	1,007	(2,703)	45	(56)	1,135	(1,498)	340	138	0	0	0	0	155	2,809	653
of which derivatives	4,191	838	(2,553)	19	(8)	1,135	(1,498)	340	166	0	0	0	0	154	2,784	629
of which equity/index-related derivatives	2,010	562	(1,498)	0	0	581	(644)	353	352	0	0	0	0	71	1,787	712
Short-term borrowings	701	359	(550)	0	0	1,766	(1,363)	(35)	128	0	0	0	0	26	1,032	72
Long-term debt	7,286	4,767	(6,698)	0	0	11,323	(6,863)	(36)	(324)	0	0	0	(49)	270	9,676	(31)
of which structured notes over one year and up to two years	1,133	1,802	(1,979)	0	0	2,052	(1,663)	(26)	104	0	0	(1)	(1)	43	1,464	(2)
of which structured notes over two years	5,526	2,965	(4,314)	0	0	7,540	(5,038)	11	(528)	0	0	1	(47)	202	6,318	(312)
of which other debt instruments over two years	165	0	(2)	0	0	1,616	(36)	0	105	0	0	0	0	6	1,854	306
Other liabilities	1,250	21	(538)	51	(89)	116	(493)	10	(28)	109	66	0	0	42	517	26
Total liabilities at fair value	14,032	6,154	(10,489)	169	(309)	14,340	(10,217)	279	(104)	109	66	0	(63)	475	14,442	691
Net assets/(liabilities) at fair value	2,332	(4,083)	4,101	10,115	(9,661)	(13,139)	6,044	(391)	713	(109)	155	0	63	(4)	(3,864)	(757)
1
Changes in unrealized gains/(losses) on total assets at fair value and changes in unrealized (gains)/losses on total liabilities at fair value relating to assets and liabilities held at period end are included in net revenues or accumulated other comprehensive income. As of 2021, changes in net unrealized gains/(losses) of CHF (841) million and CHF 82 million were recorded in trading revenues and other revenues, respectively, and changes in unrealized (gains)/losses of CHF 2 million were recorded in Gains/(losses) on liabilities relating to credit risk in Accumulated other comprehensive income/(loss).

518 / 519

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
1
Changes in unrealized gains/(losses) on total assets at fair value and changes in unrealized (gains)/losses on total liabilities at fair value relating to assets and liabilities held at period end are included in net revenues or accumulated other comprehensive income. As of 2020, changes in net unrealized gains/(losses) of CHF (667) million and CHF 296 million were recorded in trading revenues and other revenues, respectively, and changes in unrealized (gains)/losses of CHF (98) million were recorded in Gains/(losses) on liabilities relating to credit risk in Accumulated other comprehensive income/(loss).

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
520 / 521

Fair value, unfunded commitments and term of redemption conditions of investment funds measured at NAV per share
	2021						2020
end of	Non- redeemable		Redeemable		Total fair value	Unfunded commit- ments	Non- redeemable		Redeemable		Total fair value	Unfunded commit- ments
Fair value of investment funds and unfunded commitments (CHF million)
Funds held in trading assets and trading liabilities	193		471		664	24	138		519		657	45
Private equity funds	39		0		39	42	92		0		92	77
Hedge funds	12		2		14	1	12		7		19	0
Equity method investment funds	336		15		351	124	322		287		609	226
Funds held in other investments	387		17		404	167	426		294		720	303
Fair value of investment funds and unfunded commitments	580	[1]	488	[2]	1,068	191	564	[3]	813	[4]	1,377	348
1 CHF 339 million of the underlying assets have known liquidation periods and for CHF 241 million, the timing of liquidation is unknown.
2 CHF 304 million of the redeemable on demand with a notice period of primarily less than 30 days.
3 CHF 190 million of the underlying assets have known liquidation periods and for CHF 374 million, the timing of liquidation is unknown.
4
CHF 540 million of the redeemable on demand with a notice period of primarily less than 30 days. CHF 4 million of the investment funds had restrictions on redemptions, which have a redemption restriction of less than 1 year.

Assets and liabilities measured at fair value on a nonrecurring basis
end of 2021	Level 1	Level 2	Level 3	Total
Assets (CHF million)
Other investments	0	0	152	152
of which equity method investments	0	0	118	118
of which equity securities (without a readily determinable fair value)	0	0	21	21
Net loans	0	12	5	17
Other assets	0	29	110	139
of which loans held-for-sale	0	28	45	73
of which premises, equipment and right-of-use assets	0	1	60	61
Total assets recorded at fair value on a nonrecurring basis	0	41	267	308
Liabilities (CHF million)
Other liabilities	0	0	21	21
of which commitments held-for-sale	0	0	21	21
Total liabilities recorded at fair value on a nonrecurring basis	0	0	21	21

end of 2020
Assets (CHF million)
Other investments	0	217	326	543
of which equity method investments	0	0	303	303
of which equity securities (without a readily determinable fair value)	0	217	10	227
Net loans	0	67	4	71
Other assets	0	104	97	201
of which loans held-for-sale	0	97	39	136
of which premises, equipment and right-of-use assets	0	4	54	58
Total assets recorded at fair value on a nonrecurring basis	0	388	427	815
Liabilities (CHF million)
Other liabilities	0	0	14	14
of which commitments held-for-sale	0	0	14	14
Total liabilities recorded at fair value on a nonrecurring basis	0	0	14	14
> Refer to “Note 36 – Financial instruments” in VI – Consolidated financial statements – Credit Suisse Group for quantitative information about level 3 assets and liabilities measured at fair value on a nonrecurring basis.

Difference between the aggregate fair value and unpaid principal balances of fair value option-elected financial instruments
	2021			2020
end of	Aggregate fair value	Aggregate unpaid principal	Difference	Aggregate fair value	Aggregate unpaid principal	Difference
Financial instruments (CHF million)
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	68,623	68,565	58	57,994	57,895	99
Loans	10,243	11,035	(792)	11,408	12,079	(671)
Other assets [1]	8,624	10,777	(2,153)	7,834	10,090	(2,256)
Due to banks and customer deposits	(493)	(442)	(51)	(578)	(489)	(89)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(13,307)	(13,306)	(1)	(13,688)	(13,672)	(16)
Short-term borrowings	(10,690)	(10,996)	306	(10,740)	(10,632)	(108)
Long-term debt [2]	(67,788)	(70,946)	3,158	(70,243)	(73,175)	2,932
Other liabilities	(1,170)	(1,403)	233	(616)	(1,569)	953

Non-performing and non-interest-earning loans [3]	843	2,657	(1,814)	543	3,364	(2,821)
1 Primarily loans held-for-sale.
2
Long-term debt includes both principal-protected and non-principal protected instruments. For non-principal-protected instruments, the original notional amount has been reported in the aggregate unpaid principal.

3 Included in loans or other assets.
Gains and losses on financial instruments
	2021		2020		2019
in	Net gains/ (losses)		Net gains/ (losses)		Net gains/ (losses)
Financial instruments (CHF million)
Interest-bearing deposits with banks	24	[1]	15	[1]	29	[1]
of which related to credit risk	2		0		11
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	638	[1]	1,198	[1]	2,696	[1]
Other investments	304	[2]	397	[2]	268	[3]
of which related to credit risk	2		1		2
Loans	443	[1]	510	[1]	908	[1]
of which related to credit risk	(13)		(181)		26
Other assets	519	[1]	489	[1]	892	[1]
of which related to credit risk	133		(106)		111
Due to banks and customer deposits	(22)	[3]	(10)	[3]	(29)	[3]
of which related to credit risk	0		0		1
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(43)	[1]	(58)	[1]	(612)	[1]
Short-term borrowings	98	[3]	(687)	[3]	(50)	[3]
of which related to credit risk	2		0		8
Long-term debt	(2,644)	[3]	(2,349)	[3]	(7,950)	[3]
of which related to credit risk	0		11		(5)
Other liabilities	171	[3]	(20)	[3]	92	[2]
of which related to credit risk	71		(15)		50
1 Primarily recognized in net interest income.
2 Primarily recognized in other revenues.
3 Primarily recognized in trading revenues.

Gains/(losses) attributable to changes in instrument-specific credit risk
	Gains/(losses) recorded into AOCI			[1]	Gains/(losses) recorded in AOCI transferred to net income		[1]
in	2021	Cumulative	2020		2021	2020
Financial instruments (CHF million)
Customer deposits	14	(62)	(9)		0	0
Short-term borrowings	19	(51)	(13)		0	1
Long-term debt	263	(2,087)	24		103	155
of which treasury debt over two years	(134)	(859)	188		0	0
of which structured notes over two years	361	(1,142)	(177)		103	155
Total	296	(2,200)	2		103	156
1 Amounts are reflected gross of tax.
Carrying value and fair value of financial instruments not carried at fair value
	Carrying value	Fair value
end of		Level 1	Level 2	Level 3	Total
2021 (CHF million)
Financial assets
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	35,283	0	35,283	0	35,283
Loans	286,438	0	281,195	13,722	294,917
Other financial assets [1]	179,217	163,307	15,457	494	179,258
Financial liabilities
Due to banks and customer deposits	408,624	244,155	164,475	0	408,630
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	22,061	0	22,061	0	22,061
Short-term borrowings	14,646	0	14,646	0	14,646
Long-term debt	92,908	0	93,597	1,702	95,299
Other financial liabilities [2]	12,542	0	12,105	441	12,546
2020 (CHF million)
Financial assets
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	34,282	0	34,282	0	34,282
Loans	285,570	0	281,097	14,534	295,631
Other financial assets [1]	154,441	137,763	16,399	302	154,464
Financial liabilities
Due to banks and customer deposits	403,704	235,477	168,262	0	403,739
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	23,399	0	23,399	0	23,399
Short-term borrowings	10,568	0	10,569	0	10,569
Long-term debt	90,035	0	90,716	2,317	93,033
Other financial liabilities [2]	16,131	0	15,694	403	16,097
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
Assets pledged
end of	2021	2020	[1]
CHF million
Total assets pledged or assigned as collateral	88,721	141,826
of which encumbered	39,105	80,428
1 Prior period has been revised.
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
Collateral
end of	2021	2020	[1]
CHF million
Fair value of collateral received with the right to sell or repledge	289,898	414,268
of which sold or repledged	144,747	215,601
1 Prior period has been revised.
Other information
end of	2021	2020
CHF million
Swiss National Bank required minimum liquidity reserves	2,246	2,092
Other restricted cash, securities and receivables [1]	3,423	3,465	[2]
1
Includes cash, securities and receivables recorded on the Group’s consolidated balance sheets and restricted under Swiss or foreign regulations for financial institutions; excludes restricted cash, securities and receivables held on behalf of clients which are not recorded on the Group’s consolidated balance sheet.

2 Prior period has been revised.
> Refer to “Note 37 – Assets pledged and collateral” in VI – Consolidated financial statements – Credit Suisse Group for further information.
37 Capital adequacy
The Bank is subject to the Basel framework, as implemented in Switzerland, as well as Swiss legislation and regulations for systemically important banks. The Bank, which is subject to regulation by FINMA, has based its capital adequacy calculations on US GAAP financial statements, as permitted by FINMA Circular 2013/1.
> Refer to “Note 38 – Capital adequacy” in VI – Consolidated financial statements – Credit Suisse Group for further information.
As of December 31, 2021 and 2020, the Bank’s capital position exceeded its capital requirements under the regulatory provisions outlined under Swiss Requirements.
Broker-dealer operations
Certain of the Bank’s broker-dealer subsidiaries are also subject to capital adequacy requirements. As of December 31, 2021 and 2020, the Bank and its subsidiaries complied with all applicable regulatory capital adequacy requirements.
Dividend restrictions
Certain of the Bank’s subsidiaries are subject to legal restrictions governing the amount of dividends they can pay (for example, pursuant to corporate law as defined by the Swiss Code of Obligations).
As of December 31, 2021 and 2020, Credit Suisse AG was not subject to restrictions on its ability to pay the proposed dividends.

Swiss metrics
end of	2021	2020
Swiss capital (CHF million)
Swiss CET1 capital	44,185	40,691
Going concern capital [1]	59,110	55,648
Gone concern capital	41,316	41,857
Total loss-absorbing capacity (TLAC)	100,426	97,505
Swiss risk-weighted assets and leverage exposure (CHF million)
Swiss risk-weighted assets	267,558	276,157
Leverage exposure	895,810	806,005	[2]
Swiss capital ratios (%)
Swiss CET1 ratio	16.5	14.7
Going concern capital ratio	22.1	20.2
Gone concern capital ratio	15.4	15.2
TLAC ratio	37.5	35.3
Swiss leverage ratios (%)
Swiss CET1 leverage ratio	4.9	5.0
Going concern leverage ratio	6.6	6.9
Gone concern leverage ratio	4.6	5.2	[3]
TLAC leverage ratio	11.2	12.1
Swiss capital ratio requirements (%)
Swiss CET1 ratio requirement	10.0	10.0
Going concern capital ratio requirement	14.3	14.3
Gone concern capital ratio requirement	14.3	14.3
TLAC ratio requirement	28.6	28.6
Swiss leverage ratio requirements (%)
Swiss CET1 leverage ratio requirement	3.5	3.5
Going concern leverage ratio requirement	5.0	5.0
Gone concern leverage ratio requirement	5.0	5.0
TLAC leverage ratio requirement	10.0	10.0
1
Amounts are shown on a look-through basis. Certain tier 2 instruments and their related tier 2 amortization components are subject to phase out through 2022. As of 2021 and 2020, gone concern capital was CHF 41,565 million and CHF 42,203 million, including CHF 249 million and CHF 346 million, respectively, of such instruments.

2 Excludes CHF 124,218 million of cash held at central banks, after adjusting for the dividend paid in 2020.
3
The gone concern ratio would have been 4.5%, if calculated using a leverage exposure of CHF 930,223 million, without the temporary exclusion of cash held at central banks, after adjusting for the dividend paid in 2020, of CHF 124,218 million.

38 Assets under management
The following disclosure provides information regarding client assets, assets under management and net new assets as regulated by FINMA.
> Refer to “Note 39 – Assets under management” in VI – Consolidated financial statements – Credit Suisse Group for further information.
Assets under management
end of	2021	2020
CHF billion
Assets in collective investment instruments managed by Credit Suisse	228.9	210.7
Assets with discretionary mandates	294.8	267.3
Other assets under management	1,087.3	1,029.0
Assets under management (including double counting)	1,611.0	1,507.0
of which double counting	45.9	48.8
Changes in assets under management
	2021	2020
Assets under management (CHF billion)
Balance at beginning of period [1]	1,507.0	1,500.7
Net new assets/(net asset outflows)	33.2	43.4
Market movements, interest, dividends and foreign exchange	92.4	(14.5)
of which market movements, interest and dividends [2]	80.7	53.2
of which foreign exchange	11.7	(67.7)
Other effects	(21.6)	(22.6)
Balance at end of period	1,611.0	1,507.0
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
Significant subsidiaries
Company name	Domicile	Currency	Nominal capital in million	Equity interest in %
End of 2021
Credit Suisse AG
Alpine Securitization LTD	George Town, Cayman Islands	USD	80.5	100
Banco Credit Suisse (Brasil) S.A.	São Paulo, Brazil	BRL	53.6	100
Banco Credit Suisse (Mexico), S.A.	Mexico City, Mexico	MXN	3,591.7	100
Banco de Investimentos Credit Suisse (Brasil) S.A.	São Paulo, Brazil	BRL	164.8	100
Bank-now AG	Horgen, Switzerland	CHF	30.0	100
Boston Re Ltd.	Hamilton, Bermuda	USD	2.0	100
Casa de Bolsa Credit Suisse (Mexico), S.A. de C.V.	Mexico City, Mexico	MXN	274.0	100
Column Financial, Inc.	Wilmington, United States	USD	0.0	100
Credit Suisse (Australia) Limited	Sydney, Australia	AUD	34.1	100
Credit Suisse (Brasil) S.A. Corretora de Titulos e Valores Mobiliarios	São Paulo, Brazil	BRL	98.4	100
Credit Suisse (Deutschland) Aktiengesellschaft	Frankfurt, Germany	EUR	130.0	100
Credit Suisse (Hong Kong) Limited	Hong Kong, China	HKD	8,192.9	100
Credit Suisse (Italy) S.p.A.	Milan, Italy	EUR	170.0	100
Credit Suisse (Luxembourg) S.A.	Luxembourg, Luxembourg	CHF	230.9	100
Credit Suisse (Qatar) LLC	Doha, Qatar	USD	29.0	100
Credit Suisse (Schweiz) AG	Zurich, Switzerland	CHF	100.0	100
Credit Suisse (Singapore) Limited	Singapore, Singapore	SGD	743.3	100
Credit Suisse (UK) Limited	London, United Kingdom	GBP	245.2	100
Credit Suisse (USA), Inc.	Wilmington, United States	USD	0.0	100
Credit Suisse Asset Management (Schweiz) AG	Zurich, Switzerland	CHF	0.2	100
Credit Suisse Asset Management (UK) Holding Limited	London, United Kingdom	GBP	144.2	100
Credit Suisse Asset Management International Holding Ltd	Zurich, Switzerland	CHF	20.0	100
Credit Suisse Asset Management Investments Ltd	Zurich, Switzerland	CHF	0.1	100
Credit Suisse Asset Management Limited	London, United Kingdom	GBP	45.0	100
Credit Suisse Asset Management Real Estate GmbH	Frankfurt, Germany	EUR	6.1	100
Credit Suisse Asset Management, LLC	Wilmington, United States	USD	1,115.9	100
Credit Suisse Atlas I Investments (Luxembourg) S.à.r.l.	Luxembourg, Luxembourg	USD	0.0	100
Credit Suisse Bank (Europe), S.A.	Spain, Madrid	EUR	18.0	100
Credit Suisse Brazil (Bahamas) Limited	Nassau, Bahamas	USD	70.0	100
Credit Suisse Business Analytics (India) Private Limited	Mumbai, India	INR	40.0	100
Credit Suisse Capital LLC	Wilmington, United States	USD	1,702.3	100
Credit Suisse Entrepreneur Capital AG	Zurich, Switzerland	CHF	15.0	100
Credit Suisse Equities (Australia) Limited	Sydney, Australia	AUD	62.5	100
Credit Suisse Finance (India) Private Limited	Mumbai, India	INR	1,050.1	100
Credit Suisse First Boston (Latam Holdings) LLC	George Town, Cayman Islands	USD	28.8	100
Credit Suisse First Boston Finance B.V.	Amsterdam, The Netherlands	EUR	0.0	100
Credit Suisse First Boston Mortgage Capital LLC	Wilmington, United States	USD	206.6	100
Credit Suisse First Boston Next Fund, Inc.	Wilmington, United States	USD	0.0	100
Credit Suisse Fund Management S.A.	Luxembourg, Luxembourg	CHF	0.3	100

Significant subsidiaries (continued)
Company name	Domicile	Currency	Nominal capital in million	Equity interest in %
Credit Suisse Fund Services (Luxembourg) S.A.	Luxembourg, Luxembourg	CHF	1.5	100
Credit Suisse Funds AG	Zurich, Switzerland	CHF	7.0	100
Credit Suisse Hedging-Griffo Corretora de Valores S.A.	São Paulo, Brazil	BRL	29.6	100
Credit Suisse Holding Europe (Luxembourg) S.A.	Luxembourg, Luxembourg	CHF	32.6	100
Credit Suisse Holdings (Australia) Limited	Sydney, Australia	AUD	3.0	100
Credit Suisse Holdings (USA), Inc.	Wilmington, United States	USD	550.0	100
Credit Suisse Istanbul Menkul Degerler A.S.	Istanbul, Turkey	TRY	10.0	100
Credit Suisse Life (Bermuda) Ltd.	Hamilton, Bermuda	USD	0.5	100
Credit Suisse Loan Funding LLC	Wilmington, United States	USD	1.7	100
Credit Suisse Management LLC	Wilmington, United States	USD	891.4	100
Credit Suisse Prime Securities Services (USA) LLC	Wilmington, United States	USD	3.3	100
Credit Suisse Saudi Arabia	Riyadh, Saudi Arabia	SAR	737.5	100
Credit Suisse Securities (Canada), Inc.	Toronto, Canada	CAD	3.4	100
Credit Suisse Securities (Europe) Limited	London, United Kingdom	USD	3,859.3	100
Credit Suisse Securities (Hong Kong) Limited	Hong Kong, China	HKD	2,080.9	100
Credit Suisse Securities (India) Private Limited	Mumbai, India	INR	2,214.7	100
Credit Suisse Securities (Japan) Limited	Tokyo, Japan	JPY	78,100.0	100
Credit Suisse Securities (Johannesburg) Proprietary Limited - in liquidation	Johannesburg, South Africa	ZAR	0.0	100
Credit Suisse Securities (Malaysia) Sdn. Bhd.	Kuala Lumpur, Malaysia	MYR	100.0	100
Credit Suisse Securities (Singapore) Pte. Limited	Singapore, Singapore	SGD	30.0	100
Credit Suisse Securities (Thailand) Limited	Bangkok, Thailand	THB	500.0	100
Credit Suisse Securities (USA) LLC	Wilmington, United States	USD	2,200.7	100
Credit Suisse Services (India) Private Limited	Pune, India	INR	0.1	100
Credit Suisse Services (USA) LLC	Wilmington, United States	USD	15.4	100
CS Non-Traditional Products Ltd.	Nassau, Bahamas	USD	0.1	100
CSSEL Guernsey Bare Trust	St. Peter Port, Guernsey	USD	0.0	100
DLJ Mortgage Capital, Inc.	Wilmington, United States	USD	0.0	100
Fides Treasury Services AG	Zurich, Switzerland	CHF	2.0	100
JSC "Bank Credit Suisse (Moscow)"	Moscow, Russia	RUB	460.0	100
Lime Residential, Ltd.	Nassau, Bahamas	USD	0.0	100
LLC "Credit Suisse Securities (Moscow)"	Moscow, Russia	RUB	727.0	100
Merban Equity AG	Zug, Switzerland	CHF	0.1	100
Select Portfolio Servicing, Inc.	Utah, United States	USD	0.0	100
Solar Investco II Ltd.	George Town, Cayman Islands	USD	0.0	100
SP Holding Enterprises Corp.	Wilmington, United States	USD	0.0	100
SR Lease Co VI Ltd.	Cayman Islands	USD	0.0	100
PT Credit Suisse Sekuritas Indonesia	Jakarta, Indonesia	IDR	235,000.0	99
Credit Suisse Hypotheken AG	Zurich, Switzerland	CHF	0.1	98
Credit Suisse International	London, United Kingdom	USD	11,366.2	98	[1]
Credit Suisse Securities (China) Limited	Beijing, China	CNY	1,089.0	51
1 Remaining 2% held directly by Credit Suisse Group AG. 98% of voting rights and 98% of equity interest held by Credit Suisse AG.
Significant equity method investments
Company name	Domicile	Equity interest in %
End of 2021
Credit Suisse AG
Swisscard AECS GmbH	Horgen, Switzerland	50
Stockbrokers Holdings Pty Ltd.	Melbourne, Australia	23
ICBC Credit Suisse Asset Management Co., Ltd.	Beijing, China	20
York Capital Management Global Advisors, LLC	New York, United States	5	[1]
Holding Verde Empreendimentos e Participações S.A.	São Paulo, Brazil	0	[1]
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

[this page intentionally left blank]

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
14 Financial investments
15 Other assets and other liabilities
16 Assets pledged
17 Pension plans
18 Issued structured products
19 Unsecured senior debt and structured notes
20 Provisions and allowance for credit losses
21 Expected credit losses and credit quality
22 Composition of share capital, conversion and reserve capital
23 Significant shareholders and groups of shareholders
24 Shareholdings of the Board of Directors, Executive Board and employees and information on compensation plans
25 Amounts receivable from and amounts payable to related parties
26 Total assets by country rating
27 Fiduciary transactions
28 Assets under management

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

Parent company financial statements
Statements of income
	Note	in
		2021	2020
Statements of income (CHF million)
Interest and discount income		4,295	6,427
Interest and dividend income from trading activities		1,825	2,289
Interest and dividend income from financial investments		282	356
Interest expense		(3,832)	(6,079)
Gross income from interest activities		2,570	2,993
(Increase)/release of allowance for default risks and losses from interest activities		(435)	(849)
Net income from interest activities	4	2,135	2,144
Commission income from securities trading and investment activities		2,425	2,343
Commission income from lending activities		817	743
Commission income from other services		237	164
Commission expense		(578)	(625)
Net income from commission and service activities		2,901	2,625
Net income/(loss) from trading activities and fair value option	5	(936)	1,689
Income/(loss) from the disposal of financial investments		(15)	(7)
Income from participations		2,419	3,636
Income from real estate		45	57
Other ordinary income		1,553	1,335
Other ordinary expenses		(138)	(85)
Net income from other ordinary activities		3,864	4,936
Personnel expenses	6	1,820	2,120
General and administrative expenses	7	4,323	4,315
Total operating expenses		6,143	6,435
Impairment of participations, depreciation and amortization of tangible fixed assets and intangible assets	1	12,884	4,834
Increase/(release) of provisions and other valuation adjustments, and losses	8	120	108
Operating profit/(loss)		(11,183)	17
Extraordinary income	8	417	372
Extraordinary expenses	8	0	(6)
Taxes	9	(243)	(52)
Net profit/(loss)		(11,009)	331

Balance sheets
	Note	end of
		2021	2020
Assets (CHF million)
Cash and other liquid assets		89,636	64,187
Due from banks		78,931	88,246
Securities borrowing and reverse repurchase agreements	10	87,040	80,791
Due from customers	11	153,874	172,051
Mortgage loans	11	5,025	5,378
Trading assets	12	39,410	49,116
Positive replacement values of derivative financial instruments	13	6,432	11,635
Financial investments	14	27,219	25,661
Accrued income and prepaid expenses		2,482	2,525
Participations		45,501	55,743
Tangible fixed assets		1,954	1,926
Intangible assets		1	104
Other assets	15	1,708	605
Total assets		539,213	557,968
Total subordinated receivables		13,898	13,522
of which receivables subject to contractual mandatory conversion and/or cancellation		3,105	3,105
Liabilities and shareholders' equity
Due to banks		53,582	55,641
Securities lending and repurchase agreements	10	93,155	79,599
Customer deposits		183,172	180,087
Trading liabilities	12	4,786	5,704
Negative replacement values of derivative financial instruments	13	5,065	11,040
Liabilities from other financial instruments held at fair value	12, 18	50,262	55,542
Bonds and mortgage-backed bonds		118,959	129,446
Accrued expenses and deferred income		3,536	3,472
Other liabilities	15	652	1,561
Provisions	20	544	436
Total liabilities		513,713	522,528
Share capital	22	4,400	4,400
Legal capital reserves		39,534	38,465
of which capital contribution reserves		38,970	37,901
Legal income reserves		3,461	3,461
Retained earnings/(accumulated losses) carried forward		(10,886)	(11,217)
Net profit/(loss)		(11,009)	331
Total shareholders' equity		25,500	35,440
Total liabilities and shareholders' equity		539,213	557,968
Total subordinated liabilities		63,417	61,417
of which liabilities subject to contractual mandatory conversion and/or cancellation		17,387	16,781

Off-balance sheet transactions
end of	2021	2020
CHF million
Contingent liabilities	14,318	16,939
Irrevocable commitments	91,928	93,339
Obligations for calls on shares and additional payments	9	44
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
Joint and several liability
The Bank parent company entered into a contractual arrangement under which it assumed joint and several liability with respect to liabilities of Credit Suisse (Schweiz) AG arising in connection with Credit Suisse (Schweiz) AG’s roles under the international covered bonds program.
The Bank parent company is a member of Credit Suisse Group AG’s Swiss value added tax (VAT) group and therefore subject to joint and several liability according to the Swiss VAT Act.
Deposit insurance guarantee programs
Deposit-taking banks and securities dealers in Switzerland and certain other European countries are required to ensure the payout of privileged deposits in case of specified restrictions or compulsory liquidation of a deposit-taking bank. In Switzerland, deposit-taking banks and securities dealers jointly guarantee an amount of up to CHF 6 billion. Upon occurrence of a payout event triggered by a specified restriction of business imposed by the Swiss Financial Market Supervisory Authority FINMA (FINMA) or by the compulsory liquidation of another deposit-taking bank, the Bank parent company’s contribution will be calculated based on its share of privileged deposits in proportion to total privileged deposits. Based on FINMA’s estimate for the Bank parent company, the Bank’s share in the deposit insurance guarantee program for the period July 1, 2021 to June 30, 2022 is CHF 43 million. This deposit insurance guarantee is reflected in irrevocable commitments.
> Refer to “Note 25 – Amounts receivable from and amounts payable to related parties” for further information on off-balance sheet transactions.
Statement of changes in equity
	Share capital	Legal capital reserves		Legal income reserves	Retained earnings/ (accumula- ted losses) carried forward	Net profit/(loss)	Total share- holders' equity
2021 (CHF million)
Balance at beginning of period	4,400	38,465	[1]	3,461	(11,217)	331	35,440
Appropriation of net profit	–	–		–	331	(331)	–
Capital contributions	–	1,080	[2]	–	–	–	1,080
Dividends and other distributions	–	(11)		–	–	–	(11)
Net profit/(loss)	–	–		–	–	(11,009)	(11,009)
Balance at end of period	4,400	39,534	[1]	3,461	(10,886)	(11,009)	25,500
1
Includes capital contribution reserves of CHF 37,901 million at the beginning of the period and CHF 38,970 million at the end of the period. Distributions from capital contribution reserves are free of Swiss withholding tax.

2 Represents an a-fond-perdu contribution in cash by Credit Suisse Group AG to the capital contribution reserves of CHF 1,080 million on May 12, 2021.

Notes to the financial statements
1 Company details, business developments and subsequent events
Company details
Credit Suisse AG (Bank parent company) is a Swiss bank incorporated as a joint stock corporation (public limited company) with its registered office in Zurich, Switzerland.
The Bank parent company is a wholly owned subsidiary of Credit Suisse Group AG (Group parent company) domiciled in Switzerland.
Number of employees
end of	2021	2020
Full-time equivalents
Switzerland	5,480	5,350
Abroad	3,950	3,800
Total	9,430	9,150
Business developments
Valuation of participations
The carrying value of the Bank parent company’s participations in subsidiaries is reviewed for potential impairment on at least an annual basis as of December 31 and at any other time that events or circumstances indicate that the participations’ value may be impaired. During 2021, the Archegos and supply chain finance funds matters as well as the announcement on November 4, 2021 regarding the updated strategy and the exit of certain businesses were triggering events.
Based on the reviews performed, which included the support of an independent valuation specialist appointed by Credit Suisse, the Bank parent company recorded participation impairments of CHF 12.4 billion for the year 2021, which are reflected in the statements of income in impairment of participations, depreciation and amortization of tangible fixed assets and intangible assets. The following impairments were recorded: CHF 7.1 billion on Credit Suisse International Ltd., CHF 3.3 billion on Credit Suisse Holdings (USA) Inc., CHF 1.3 billion on Credit Suisse PSL GmbH (including a CHF 0.8 billion provision for overindebtedness of Credit Suisse PSL GmbH, which was merged into the Bank parent company on October 29, 2021 with an effective date of July 1, 2021) and CHF 0.7 billion on other entities.
Credit Suisse Life & Pensions AG
In the third quarter of 2021, Credit Suisse Life & Pensions AG was sold to Octium Holdings SA. As a result of the sale of this participation, the Bank parent company recorded a gain of CHF 51 million, which was recognized in extraordinary income.
Allfunds Group
The Bank parent company holds a participation in Allfunds Group following the transfer of the Group’s open architecture investment fund platform Credit Suisse InvestLab to Allfunds Group. On April 23, 2021, Allfunds Group announced a successful initial public offering (IPO) on the Euronext Amsterdam exchange with an initial market capitalization of EUR 7.24 billion on the day of the listing. The Bank parent company recorded extraordinary income of CHF 166 million from sales of shares in Allfunds Group at the IPO and in September 2021. As of December 31, 2021, the Bank parent company’s equity interest was 8.6%.
COVID-19 pandemic
The COVID-19 pandemic continued to affect the economic environment throughout 2021. Infection rates ebbed and flowed across the world during the course of 2021, including in countries where Credit Suisse has a significant presence. Vaccination programs during the year continued to reduce significantly the correlation between COVID-19 infection and serious illness, although booster shots were increasingly required to sustain a high level of protection. In addition, in the fourth quarter of 2021 a further challenge arose with the emergence of the Omicron variant, which was more transmissible than previous variants. However, in early 2022 there were signs that the Omicron infection wave was peaking and that governments would relatively soon be able to ease social and economic activity restrictions. The Bank parent company continues to closely monitor the COVID-19 pandemic and its effects on the bank’s operations and businesses.
Subsequent event
In late February 2022, the Russian government launched a military attack on Ukraine. In response to Russia’s military attack, the US, EU, UK, Switzerland and other countries across the world imposed severe sanctions against Russia’s financial system and on Russian government officials and Russian business leaders. The sanctions included limitations on the ability of Russian banks to access the SWIFT financial messaging service and restrictions on transactions with the Russian central bank. The Russian government has also imposed certain countermeasures, which include restrictions relating to foreign currency accounts and security transactions. These measures followed earlier sanctions that had already been imposed by the US, EU and UK in 2021 in response to alleged Russian activities related to Syria, cybersecurity, electoral interference and other matters. The Bank parent company is assessing the impact of the sanctions already imposed, and potential future escalations, on its exposures and client relationships. It is premature to estimate the potential impact of the war in Ukraine on the global economy and markets and on clients’ risk appetite. The Bank parent company notes that these recent developments may affect its financial performance, including credit loss estimates and potential asset impairments, albeit given the early stage of these developments, it is not yet possible to estimate the size of any reasonably possible losses.

2 Accounting and valuation principles
Summary of significant accounting and valuation principles
Basis for accounting
The Bank parent company’s standalone financial statements are prepared in accordance with the accounting rules of the Swiss Federal Law on Banks and Savings Banks (Bank Law), the corresponding Implementing Ordinance (Banking Ordinance), the Swiss Financial Market Supervisory Authority’s Accounting Ordinance (FINMA Accounting Ordinance) and FINMA circular 2020/1, “Accounting – banks” (Swiss GAAP statutory) as applicable for the preparation of reliable assessment statutory single-entity financial statements (Statutarischer Einzelabschluss mit zuverlässiger Darstellung). Supplemental information on unsecured senior debt and structured notes as provided in Note 19 is not a required disclosure under these rules.
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
The following table provides the foreign exchange rates applied for the preparation of the Bank parent company’s standalone financial statements.
Foreign exchange rates
	End of
	2021	2020
1 USD / 1 CHF	0.91	0.88
1 EUR / 1 CHF	1.03	1.08
1 GBP / 1 CHF	1.24	1.20
100 JPY / 1 CHF	0.79	0.85
Cash and other liquid assets
Cash and other liquid assets are recognized at their nominal value less any necessary allowance for credit losses.
Due from banks
Amounts due from banks, including interest due but not paid, are recognized at their nominal value less any necessary allowance for credit losses.
Securities lending and borrowing, repurchase and reverse repurchase agreements
Securities lending and borrowing as well as repurchase and reverse repurchase agreements are recorded at the nominal value of the cash amounts exchanged less any necessary allowance for credit losses.
Due from customers and mortgage loans
Amounts due from customers and mortgage loans, including interest due but not paid, are recognized at their nominal value less any necessary allowance for credit losses.

Allowance for credit losses and non-accrual financial assets
The current expected credit loss (CECL) requirements in accordance with US GAAP as allowed under the Swiss GAAP statutory accounting rules for banks apply to all financial assets and off-balance sheet exposures measured at amortized cost or nominal value less allowance for credit losses. The expected loss amounts are based on a forward-looking, lifetime CECL model by incorporating reasonable and supportable forecasts of future economic conditions available at the reporting date. The expected credit loss amounts are estimated over the contractual term of the financial assets, taking into account the effect of prepayments. This requires considerable judgment over how changes in macroeconomic factors (MEFs) as well as changes in forward-looking borrower-specific characteristics will affect the expected credit loss amounts.
The Bank parent company measures expected credit losses of financial assets on a collective (pool) basis when similar risk characteristics exist. For financial assets which do not share similar risk characteristics, expected credit losses are evaluated on an individual basis. Expected credit loss amounts are probability-weighted estimates of potential credit losses based on historical frequency, current trends and conditions as well as forecasted MEFs, such as gross domestic product (GDP), unemployment rates and interest rates.
For financial assets that are performing at the reporting date, the allowance for credit losses is generally measured using a probability of default (PD)/loss given default (LGD) approach under which PD, LGD and exposure at default (EAD) are estimated. For financial assets that are credit-impaired at the reporting date, the Bank parent company generally applies a discounted cash flow approach to determine the difference between the gross carrying amount and the present value of estimated future cash flows.
An allowance for credit losses is deducted from the amortized cost base or nominal value, respectively, of the financial asset. Changes in the allowance for credit losses are recorded in the statements of income in (increase)/release of allowance for default risks and losses from interest activities, or, if related to provisions for off-balance sheet credit exposures, in increase/(release) of provisions and other valuation adjustments, and losses.
Accrued interests from financial assets are recognized in the balance sheet in accrued income and prepaid expenses. Current expected credit losses are calculated on accrued interest receivables and any uncollectible accrued interest receivables are written off by reversing the related interest income.
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
Expected recoveries on financial assets previously written off have to be reflected in the allowance for credit losses; for this purpose, the amount of expected recoveries cannot exceed the aggregate amounts previously written off. Accordingly, expected recoveries from financial assets previously written off may result in an overall negative allowance for credit loss balance.
Prior to January 1, 2021, the allowance for credit losses reflected probable incurred credit losses.
The Bank parent company’s loan portfolios are reflected in the balance sheet in due from customers, due from banks and mortgage loans. A loan is classified as non-performing and thus considered credit impaired no later than when the contractual payments of principal and/or interest are more than 90 days past due. However, management may determine that a loan should be classified as non-performing notwithstanding that contractual payments of principal and/or interest are less than 90 days past due. The Bank parent company continues to add accrued interest receivable to the loan’s unpaid principal balance for collection purposes; however, a credit provision is recorded, resulting in no interest income recognition. A loan can be further downgraded to non-interest-earning when the collection of interest is considered so doubtful that further accrual of interest is deemed inappropriate. Generally, non-performing loans and non-interest-earning loans may be restored to performing status only when delinquent principal and interest are brought up to date in accordance with the terms of the loan agreement and when certain performance criteria are met. Interest collected on non-performing loans and non-interest-earning loans is accounted for using the cash basis or the cost recovery method or a combination of both.
Trading assets and liabilities
In order to qualify as trading activity, positions (assets and liabilities) have to be actively managed with the objective of realizing gains from fluctuations in market prices, which includes an ongoing willingness to increase, decrease, close or hedge risk positions. Trading positions also include positions held with the intention of generating gains from arbitrage. The designation as trading position has to be made, and documented accordingly, upon conclusion of the transaction.
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
Debt securities held-to-maturity are measured at amortized cost less allowance for credit losses. An allowance for credit losses related to default risk is reported in the statements of income in increase/(release) of allowance for default risks and losses from interest activities. If debt securities held-to-maturity are sold or repaid before original maturity, the interest component of any realized gains or losses is deferred and amortized over the remaining original life of the debt security.
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
Other assets and other liabilities
Other assets and other liabilities are generally recorded at cost or nominal value. Other assets and other liabilities include the net balance of the compensation accounts. The compensation account assets and liabilities include changes in the book values of assets and liabilities that are not recognized in the statements of income of a reporting period. In particular, the compensation accounts are used to record the hedge effectiveness, impacts from changes in own credit spreads and deferred gains or losses from the sale of debt securities held-to-maturity. The gross amounts of compensation account assets and liabilities are offset and reported net on the balance sheet either in other assets or in other liabilities.
Due to banks
Amounts due to banks are recognized at their nominal value.
Customer deposits
Amounts due in respect of customer deposits are recognized at their nominal value.
Bonds and mortgage-backed bonds
Bonds and mortgage-backed bonds are carried at amortized cost. Debt issuance costs are recorded in accrued income and prepaid expenses.
Provisions
Provisions are recorded to cover specific risks related to a past event prior to the balance sheet date. Further, provisions for probable obligations and for expected credit losses on off-balance sheet credit exposures are recorded. Provisions represent a probable obligation for which the amount and/or due date are uncertain but can be reasonably estimated. Where the time factor has a material impact, the amount of the provision is discounted.
Provisions which are no longer economically necessary and which are not used in the same reporting period to cover probable obligations of the same nature are released to income:
■ tax provisions through line item taxes;
■ provisions for pension benefit obligations through personnel expenses; and
■ provisions for current and expected credit losses related to off-balance sheet credit exposures and other provisions including litigation provisions through line item increase/(release) of provisions and other value adjustments, and losses.
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
For undrawn irrevocable loan commitments, the expected credit loss amount is calculated based on the difference between the contractual cash flows that are due to the Bank parent company if the commitment is drawn and the cash flows that the Bank parent company expects to receive, in order to estimate the provision for expected credit losses. For credit guarantees, expected credit losses are recognized for the contingency of the credit guarantee. Provisions for off-balance sheet credit exposures are recognized on the balance sheet in provisions.
Capital adequacy disclosures
Capital adequacy disclosures for the Group and the Bank parent company are presented in the publications “Pillar 3 and regulatory disclosures – Credit Suisse Group AG” and “Regulatory disclosures – Subsidiaries”, respectively.
> Refer to credit-suisse.com/regulatorydisclosures for additional information.
Recently adopted accounting policies
Expected credit losses
The new FINMA Accounting Ordinance and the revised FINMA circular 2020/1, “Accounting – banks”, became effective on January 1, 2020. In addition to a formal restructuring of the guidance, changes with regard to valuation adjustments for default risks were introduced. For larger banks, such as the Bank parent company, the new guidance requires the introduction of an expected credit loss approach for default risks on loans, receivables, debt securities held-to-maturity and certain off-balance sheet credit exposures such as irrevocable loan commitments. In accordance with the transitional provisions, the Bank parent company adopted the expected credit loss approach for its standalone financial statements as of January 1, 2021, applying US GAAP in line with the Group and the Bank and as allowed under Swiss GAAP statutory accounting rules for banks. The net adoption impact was recorded on January 1, 2021 and included total expenses of CHF 311 million before taxes. Of the net adoption impact, CHF 298 million was related to on-balance sheet credit exposures and reported in the statements of income in (increase)/release of allowance for default risks and losses from interest activities and CHF 13 million was related to off-balance sheet credit exposures and reported in the statements of income in increase/(release) of provisions and other valuation adjustments, and losses.
Prior period information
In connection with ongoing internal control processes, the Bank parent company identified accounting issues that were not material individually or in aggregate to the prior period financial statements. As a result of these accounting issues, prior periods have been revised in the financial statements and the related notes.
The Bank parent company identified accounting issues with respect to the netting treatment relating to the presentation of a limited population of certain securities lending and borrowing activities. As a result, balance sheet positions for both assets and liabilities relating to these activities were understated. For the year ended December 31, 2020, “Securities borrowing and reverse repurchase agreements”, “Total assets”, “Securities lending and repurchase agreements” and “Total liabilities” in the Bank parent company’s balance sheet were revised by CHF 9,293 million.
> Refer to “Note 10 – Assets and liabilities from securities lending and borrowing, repurchase and reverse repurchase agreements” for further information.
For the year ended December 31, 2020, the carrying value of securities transferred under securities lending and borrowing and repurchase agreements with the right to resell or repledge was revised from CHF 7,120 million to CHF 18,599 million.
> Refer to “Note 10 – Assets and liabilities from securities lending and borrowing, repurchase and reverse repurchase agreements” for further information.
For the year ended December 31, 2020, the notional amount of foreign exchange options bought and sold (OTC) held as trading derivatives was revised from CHF 231,431 million to CHF 181,014 million.
> Refer to “Note 13 – Derivative financial instruments” for further information.
For the year ended December 31, 2020, the carrying value of assets with an internal country rating “AA” was revised from CHF 303,030 million to CHF 311,991 million and the carrying value of assets with an internal country rating “CCC” was revised from CHF 5,628 million to CHF 2,912 million. For assets with an internal country rating “AA”, an increase of CHF 9,293 million was related to the reclassification in respect of the accounting issues disclosed above. Furthermore, assets with an internal country rating “AA” of CHF 332 million and assets with an internal country rating “CCC” of CHF 2,716 million were reclassified to a newly established category “No rating”. This category includes exposures to countries that are not rated internally and for which external ratings from one of the three major rating agencies Standard & Poor’s, Fitch and Moody’s are not available.
> Refer to “Note 26 – Total assets by country rating” for further information.
3 Risk management, derivatives and hedging activities
Risk management
Governance
The risk governance framework of the Bank parent company and its consolidated subsidiaries (the Bank) is based on a “three lines of defense” governance model, where each line has a specific role with defined responsibilities and works in close collaboration to identify, assess and mitigate risks.
The first line of defense is the front office, which is responsible for pursuing suitable business opportunities within the strategic risk objectives and compliance requirements of the Bank. Its primary responsibility is to oversee compliance with relevant legal and regulatory requirements, maintain effective internal controls and help to ensure that the Bank operates within its risk appetite. The first line of defense represents the function or business area that allows the risk to enter the Bank from clients, employees or other third parties or events and is responsible for managing them or enabling their management. The first line of defense is accountable for managing risks inherent in its activities.
The second line of defense consists of independent risk management, compliance and control functions which are responsible for establishing risk management framework and associated control standards, and providing independent challenge to the activities, processes and controls carried out by the first line of defense. In this context, the Risk function (Risk) for example is responsible for articulating and designing the risk appetite framework across the Bank. The second line of defense can perform and complement the responsibility of identification, measurement, management and reporting of risks, while the first line of defense retains the overall accountability for risk management related to its activities. Independent risk management in the second line of defense is not limited to the Risk and Compliance functions. Instead, it comprises all relevant standard setting and independent review and challenge activities over processes and controls carried out by the first line of defense in relation to the risks faced.
The third line of defense is the Internal Audit function, which monitors the effectiveness of controls across various functions and operations, including risk management, compliance and governance practices.
Risk management of the Bank is aligned to the overall risk management governance of the Group. All members of the Board and the Executive Board of the Bank are also members of the Board and the Executive Board of the Group. The Bank’s governance includes a committee structure and a comprehensive set of corporate policies which are developed, reviewed and approved by the Board, the Executive Board, their respective committees, the Chief Risk Officer of the Group (CRO) and the board of directors of significant subsidiaries, in accordance with their respective responsibilities and levels of authority.
Board of Directors
The Board is responsible for the Bank’s overall strategic direction, supervision and control, and for defining the Bank’s overall tolerance for risk. In particular, the Board approves the risk management framework and sets overall risk appetite for the Group in consultation with its Risk Committee among other responsibilities and authorities defined in the Organizational Guidelines and Regulations (OGR).
The Risk Committee is responsible for assisting the Board in fulfilling its oversight responsibilities of risk management. These responsibilities include the oversight of the enterprise-wide risk management and practices, the promotion of a sound risk culture with clear accountability and ownership, the review of key risk and resources, and the assessment of the effectiveness and efficiency of the Group’s risk function.
The Audit Committee is responsible for assisting the Board in fulfilling its oversight duties by monitoring management’s approach with respect to financial reporting, internal controls, accounting and legal and regulatory compliance. Additionally, the Audit Committee monitors the qualifications, independence and performance of external auditors and Internal Audit.
The Conduct and Financial Crime Control Committee is responsible for assisting the Board in fulfilling its oversight duties with respect to the Bank’s exposure to financial crime risk. It is tasked with monitoring and assessing the effectiveness of financial crime compliance programs and initiatives focused on improving conduct and vigilance within the context of combatting financial crime.
The Compensation Committee is responsible for determining, reviewing and proposing compensation and related principles for the Bank. Under the compensation risk framework, various corporate functions including Risk, Compliance, General Counsel, Human Resources, Internal Audit and Product Control, provide input for the assessment of the divisions’ and certain individuals’ overall risk and conduct performance and determine an overall risk rating, which is presented to the chairs of the Compensation Committee, Risk Committee and Audit Committee, and is contemplated as part of the divisions’ and certain individuals’ performance.
The Digital Transformation and Technology Committee was established in January 2022 with the primary function of assisting the Board in setting, steering and overseeing the execution of the bank’s data, digitalization and technology strategy. The committee is tasked with overseeing the strategically aligned execution of the bank’s major digitalization and technology initiatives and setting governance standards for digital transformation across the bank. The Digital Transformation and Technology Committee replaces the advisory Innovation and Technology Committee, which was retired in December 2021.
Executive Board
The Executive Board is responsible for establishing the Bank’s strategic business plans, subject to approval by the Board, and implementing such plans. It further reviews and coordinates significant initiatives within Risk and approves bank-wide risk policies. The CRO and the Chief Compliance Officer of the Group (CCO) represent the Risk and Compliance functions, respectively, and provide regular information and reports to the Executive Board and the Board.
Executive Board committees
In the fourth quarter of 2021, the Bank undertook several changes to its risk committees at the Executive Board level. Most notably, the Capital Allocation & Risk Management Committee (CARMC), which operated in three cycles, and the Executive Board Risk Forum were dissolved. The responsibilities of those former committees have been assumed by the newly established Executive Board Risk Management Committee (ExB RMC) and the Group Capital Allocation and Liability Management Committee (Group CALMC).
The Executive Board Risk Management Committee (ExB RMC), co-chaired by the Group’s CEO, CRO and CCO, replaces the Internal Control System and Position & Client Risk cycles of the former CARMC and the former Executive Board Risk Forum. The ExB RMC is primarily responsible for steering and monitoring the development and execution of the Group’s risk strategy, approving risk appetite across all risk types for the Group and its divisions, as well as reviewing the aggregate and highest risk exposures, major risk concentrations and key non-financial risks. The ExB RMC approves applications for risk limits that require final approval by the

Risk Committee or the Board. The ExB RMC is also responsible for assessing the appropriateness and efficiency of the internal control system and serves as an escalation point for risk issues raised by subordinated risk committees or Executive Board members.
The Group Capital Allocation and Liability Management Committee (Group CALMC) replaces the Asset & Liability Management cycle of the former CARMC. Group CALMC reviews the funding and balance sheet trends and activities, plans and monitors regulatory and business liquidity requirements and internal and regulatory capital adequacy. Group CALMC also reviews and proposes the contingency funding plan for approval by the Board, reviews the position taking of interest rate risk in the banking book and decides on changes in approaches relating to investment of own equity. Further, it sets internal targets, approves and reviews adherence to internal targets for capital allocation, funding, liquidity and capital management actions, including the review and monitoring of share repurchases.
The Credit Suisse AG Parent Capital Allocation, Liability and Risk Management Committee (Credit Suisse AG Parent CALRMC) reviews the capital, liquidity and funding trends and activities of Credit Suisse AG (Bank parent company). The Credit Suisse AG Parent CALRMC reviews and challenges the financial and capital plans of major subsidiaries of the Bank parent company, including key risks and key dependencies, such as dividends or other capital repatriations from the major subsidiaries to the Bank parent company, ahead of approvals by the respective subsidiary governance bodies. The committee also monitors and reviews the Bank parent company’s aggregate risk profile, in particular the Bank parent company-specific vulnerabilities, and approves risk appetite for the Bank parent company and its branches.
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
The Bank risk appetite framework is governed by an overarching global policy that encompasses the suite of specific policies, processes and systems with which the risk constraints are calibrated and the risk profile is managed. Strategic risk objectives (SROs) are effectively embedded across the organization at the Bank, business division and legal entity level through a suite of different types of risk measures (quantitative and qualitative) as part of the Bank’s efforts to ensure it operates within the thresholds defined by the Board. The SROs are regularly assessed as part of the continuing enhancements to the Bank’s risk management processes. In December 2021, the Board reviewed and confirmed the SROs, which consist of:
■ promoting stability of earnings to support performance in line with financial objectives;
■ ensuring sound management of funding and liquidity in normal and stressed conditions;
■ maintaining capital adequacy under both normal and stressed conditions;
■ maintaining the integrity of the Bank’s business and operations; and
■ managing intercompany risk.
Bank-wide risk appetite is determined in partnership with the financial and capital planning process at least annually, based on bottom-up forecasts that reflect planned risk usage by the businesses and top-down, Board-driven strategic risk objectives and risk appetite. Scenario stress testing of financial and capital plans is an essential element in the risk appetite calibration process, through which the strategic risk objectives, financial resources and business plans are aligned. The risk appetite is approved through a number of internal governance forums, including the Credit Suisse AG Parent CALRMC, the Risk Committee and, subsequently, by the Board. Ad hoc risk appetite reviews may be triggered by material market events, material loss events, material revisions to the financial and capital plans as well as breaches of Board-level risk constraints.
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
Risk coverage and management
The Bank uses a wide range of risk management practices to address the variety of risks that arise from its business activities. Policies, processes, standards, risk assessment and measurement methodologies, risk appetite constraints, and risk monitoring and reporting are key components of its risk management practices. The Bank’s risk management practices complement each other in the Bank’s analysis of potential loss, support the identification of interdependencies and interactions of risks across the organization and provide a comprehensive view of its exposures. The Bank regularly reviews and updates its risk management practices to promote consistency with its business activities and relevance to its business and financial strategies. The Bank’s main risk types include the following:
■ Capital risk
■ Credit risk
■ Market risk
■ Funding liquidity risk
■ Non-financial risk
■ Model risk
■ Reputational risk
■ Business risk
■ Climate-related risks
■ Fiduciary risk
■ Pension risk
Climate-related risks are a core element of sustainability risks. Sustainability risks are potentially adverse impacts on the environment, on people or society, which may be caused by, contributed to or directly linked to financial service providers, usually through the activities of their clients. These may manifest themselves as reputational risks, but potentially also as credit, operational or other risks. Credit Suisse considers sustainability risks in its Group-wide reputational risk review process.
> Refer to “Reputational risk” for further information on sustainability risks.
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
Stress testing framework
Stress testing (or scenario analysis) represents a risk management approach that formulates hypothetical questions, including what would happen to the Bank’s portfolio if, for example, historic or adverse forward-looking events were to occur.
Stress testing is a fundamental element of the Bank-wide risk appetite framework included in overall risk management to ensure that the Bank’s financial position and risk profile provide sufficient resilience to withstand the impact of severe economic conditions. Stress testing results are monitored against limits, and are used in risk appetite discussions and strategic business planning and to support the Bank’s internal capital adequacy assessment process. Within the risk appetite framework, the ExB RMC sets Bank-wide and divisional stressed position loss limits to correspond to minimum post-stress capital ratios.
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
Credit risk can arise from the execution of the Bank’s business strategy in the divisions and includes risk positions such as exposures directly held in the form of lending products (including loans and credit guarantees) or derivatives, shorter-term exposures such as underwriting commitments, and settlement risk related to the exchange of cash or securities outside of typical delivery versus payment structures.
The Bank uses a credit risk management framework which provides for the consistent evaluation, measurement and management of credit risk across the Bank. Assessment of credit risk exposures for internal risk estimates and risk-weighted assets are calculated based on probability of default (PD), loss given default (LGD) and exposure at default (EAD) models. The credit risk framework incorporates the following core elements:
■ counterparty and transaction assessments: application of internal credit ratings (PD), assignment of LGD and EAD values in relation to counterparties and transactions;
■ credit limits: establishment of credit limits, including limits based on notional exposure, potential future exposure and stress exposure, subject to approval by delegated authority holders, to serve as primary risk controls on exposures and to prevent undue risk concentrations;
■ credit monitoring, impairments and provisions: processes to support the ongoing monitoring and management of credit exposures, supporting the early identification of deterioration and any subsequent impact; and
■ risk mitigation: active management of credit exposures through the use of cash sales, participations, collateral, guarantees, insurance or hedging instruments.
In addition to traditional credit exposure measurement, monitoring and management using current and potential future exposure metrics, Credit Risk performs counterparty and portfolio credit risk assessments of the impact of various internal stress test scenarios. Credit Risk assesses the impact to credit risk exposures arising from market movements in accordance with the scenario narrative, which can further support the identification of concentration or tail risks. Its scenario suite includes historical scenarios as well as forward-looking scenarios which are aligned with those used by the Market Risk and Enterprise Risk Management functions.
Counterparty and transaction assessments
The Bank evaluates and assesses counterparties and clients to whom it has credit exposures. For the majority of counterparties and clients, the Bank uses internally developed statistical rating models to determine internal credit ratings which are intended to reflect the PD of each counterparty.
> Refer to “Credit quality information” in Note 21 – Expected credit losses and credit quality for further information on counterparty transaction assessments.
Credit limits
Credit exposures are managed at the counterparty and ultimate parent level in accordance with credit limits which apply in relation to notional exposure, potential future exposure and stress exposure. Credit limits are established to constrain lending business where exposure is typically related to committed loan amounts, and similarly in relation to trading business where exposure is typically subject to model-based estimation of future exposure amounts. Credit limits to counterparties and groups of connected companies are subject to formal approval under delegated authority within the divisions where the credit exposures are generated, and, where significant in terms of size or risk profile, are subject to further escalation to the Group chief credit officer or the CRO.
In addition to counterparty and ultimate parent exposures, credit limits and tolerances are also applied at the portfolio level to monitor and manage risk concentrations such as to specific industries, countries or products. In addition, credit risk concentration is regularly supervised by credit and risk management committees.
Credit monitoring, impairments and provisions
A credit quality monitoring process is performed to provide for early identification of possible changes in the creditworthiness of clients, and includes regular asset and collateral quality reviews, business and financial statement analysis, and relevant economic and industry studies. Credit Risk maintains regularly updated watch lists and holds review meetings to re-assess counterparties that could be subject to adverse changes in creditworthiness. The review of the credit quality of clients and counterparties does not depend on the accounting treatment of the asset or commitment.
In the event that a deterioration in creditworthiness is likely to result in a default, credit exposures are transferred to the regional recovery management functions within Credit Risk. The determination of any allowance for credit losses in relation to such exposures is based on an assessment of the exposure profile and expectations for recovery. The recoverability of loans in recovery management is regularly reviewed. The frequency of reviews depends on the individual risk profile of the respective positions.
The Bank has an impairment process for loans valued at amortized cost which are specifically classified as potential problem loans, non-performing loans, non-interest-earning loans or restructured loans. The Bank maintains specific allowances for credit losses, which the Bank considers to be a reasonable estimate of losses identified in the existing credit portfolio, and provides for credit losses based on a regular and detailed analysis of all counterparties, taking collateral value into consideration, where applicable. If uncertainty exists as to the repayment of either principal or interest, a specific allowance for credit losses is either created or adjusted accordingly. The specific allowance for credit losses is revalued regularly by the recovery management function depending on the risk profile of the borrower or credit-relevant events. A credit portfolio & provisions review committee regularly reviews the appropriateness of allowances for credit losses.
> Refer to “Estimating expected credit losses” in Note 21 – Expected credit losses and credit quality for further information on expected credit losses under the CECL accounting guidance.
Risk mitigation
Drawn and undrawn credit exposures are managed by taking financial and non-financial collateral supported by enforceable legal documentation, as well as by utilizing credit hedging techniques. Financial collateral in the form of cash, marketable securities (e.g., equities, bonds or funds) and guarantees serves to mitigate the inherent risk of credit loss and to improve recoveries in the event of a default. Financial collateral received in the form of securities is subject to controls on eligibility and is supported by frequent market valuation depending on the asset class to ensure exposures remain adequately collateralized. Depending on the quality of the collateral, appropriate haircuts are applied for risk management purposes.
Clients may also take positions through derivative contracts in selected instruments or issuers, which expose the clients to the performance of the underlying securities. Such positions provide synthetic financing and present a similar risk to that of direct financing of securities, and are often executed with clients such as hedge funds. These positions are closely monitored and subject to margining.
Non-financial collateral such as residential and commercial real estate, tangible assets (e.g., ships or aircraft), inventories and commodities are valued at the time of credit approval and periodically thereafter depending on the type of credit exposure and collateral coverage ratio.
In addition to collateral, the Bank also utilizes credit hedging in the form of protection provided by single-name and index credit default swaps as well as structured hedging and insurance products. Credit hedging is used to mitigate risks arising from the loan portfolio, loan underwriting exposures and counterparty credit risk. Hedging is intended to reduce the risk of loss from a specific counterparty default or broader downturn in markets that impacts the overall credit risk portfolio. Credit hedging contracts are typically bilateral or centrally cleared derivative transactions and are subject to collateralized trading arrangements. The Bank evaluates hedging risk mitigation so that basis or tenor risk can be appropriately identified and managed.
In addition to collateral and hedging strategies, the Bank also actively manages its loan portfolio and may sell or sub-participate positions in the loan portfolio as a further form of risk mitigation.
Market risk
Market risk is the risk of financial loss arising from movements in market risk factors. The movements in market risk factors that generate financial losses are considered to be adverse changes in interest rates, credit spreads, foreign exchange rates, equity and commodity prices and other factors, such as market volatility and the correlation of market prices across asset classes. A typical transaction or position in financial instruments may be exposed to a number of different market risk factors. Market risks arise from both trading and non-trading activities.
Traded market risks mainly arise from the Bank’s trading activities, primarily in the Investment Bank (which includes Global Trading Solutions).
Non-traded market risk primarily relates to asset and liability mismatch exposures in the Bank’s banking books. The Bank’s businesses and Treasury have non-traded portfolios that carry market risks, mainly related to changes in interest rates but also to changes in foreign exchange rates.
The Bank uses market risk measurement and management methods capable of calculating comparable exposures across its many activities and employs focused tools that can model specific characteristics of certain instruments or portfolios. The tools are used for internal market risk management, internal market risk reporting and external disclosure purposes. The Bank’s principal market risk measures for traded market risk are VaR, scenario analysis, as included in the stress testing framework, position risk, as included in the Bank’s economic risk capital, and sensitivity analysis. These measures complement each other in the Bank’s market risk assessment and are used to measure traded market risk at the Bank level. The Bank’s risk management practices are regularly reviewed to ensure they remain appropriate and fit for purpose.
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
The liquidity and funding strategy is approved by the Group CALMC and overseen by the Board. The implementation and execution of the funding and liquidity strategy is managed by Treasury. The global liquidity group centralizes control of liability and collateral management with the aim of optimizing liquidity sourcing, funding costs and the high-quality liquid assets portfolio within Treasury in 2021. Treasury ensures adherence to the Bank’s funding policy and the global liquidity group is focused on the efficient coordination of the short-term unsecured and secured funding desks. This approach enhances the Bank’s ability to manage potential liquidity and funding risks and to promptly adjust its liquidity and funding levels to meet stress situations. As of January 2022, the global liquidity group was integrated into Treasury. The Bank’s liquidity and funding profile is regularly reported to the Credit Suisse AG Parent CALRMC, the Group CALMC and the Board, who define the Bank’s risk tolerance, including liquidity risk, and set parameters for the balance sheet and funding usage of its businesses. The Board is responsible for defining the Bank’s overall risk tolerance in the form of a risk appetite statement.
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
The Non-Financial Risk function oversees the Bank’s established non-financial risk framework (NFRF), providing a consistent and unified approach to evaluating and monitoring the Bank’s non-financial risks. Non-financial risk appetites are established and monitored under the Bank-wide risk appetite framework, aligned with the NFRF, which sets common minimum standards across the Bank for non-financial risk and control processes and review and challenge activities.
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
Model risk
Model risk is the risk of adverse consequences from decisions made based on model results that may be incorrect, misinterpreted or used inappropriately. All models and qualitative estimation approaches are imperfect approximations and assumptions that are subject to varying degrees of uncertainty in their output depending on, among other factors, the model’s complexity and its intended application. As a result, modeling and estimation errors may result in inappropriate business decisions, financial loss, regulatory and reputational risk and incorrect or inadequate capital reporting. Model errors, intrinsic uncertainty and inappropriate use are the primary contributors to aggregate, Bank-wide model risk. This framework is owned by the Model Risk Management function, which is structured as a second line of defense independent from the first line of defense, i.e., the model users, developers and supervisors who own, develop, implement and maintain models.
Through the global model risk management and governance framework the Bank seeks to identify, measure and mitigate significant risks arising from the use of models embedded within the Bank’s global model ecosystem. Model risks can be managed through a well-designed and robust model risk management framework, encompassing model governance policies and procedures, model validation best practices and actionable model risk reporting.
The Model Risk Management function is responsible for overseeing model risk at Credit Suisse and ensuring compliance with model governance policies and standards. The Model Risk Management function reviews models, reports model limitations to key stakeholders, tracks remediation plans for validation findings and reports on model risk tolerances and metrics to senior management. The Model Risk Management function oversees controls to facilitate a complete and accurate Bank-wide model inventory and performs semi-annual attestations with the aim of achieving completeness and accuracy of its model inventory.
Reputational risk
Reputational risk is the risk that negative perception by the Bank’s stakeholders, including clients, counterparties, employees, shareholders, regulators and the general public, may adversely impact client acquisition and damage the Bank’s business relationships with clients and counterparties, affecting staff morale and reducing access to funding sources.
Reputational risk may arise from a variety of sources, including, but not limited to, the nature or purpose of a proposed transaction or service, the identity or activity of a potential client, the regulatory or political climate in which the business will be transacted, significant public attention surrounding the transaction itself or the potential sustainability risks of a transaction. Sustainability risks are potentially adverse impacts on the environment, on people or society, which may be caused by, contributed to or directly linked to financial service providers, usually through the activities of their clients. These may manifest themselves as reputational risks, but potentially also as credit, operational or other risks. Reputational risk may also arise from reputational damage in the aftermath of a non-financial risk incident, such as cyber crime or the failure by employees to meet expected conduct and ethical standards.

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
The Bank’s businesses are also exposed to a variety of risks that could adversely impact its dividend payments or share buyback programs, including risks associated with the illiquid investments of the Bank. These investments are not subject to ExB RMC-approved processes for trading activities due to their characteristics and risk profile. Illiquid investments include private equity, hedge fund and mutual fund seed and co-investments, strategic investments (e.g., joint ventures and minority investments) as well as other investments, such as collateralized loan obligations mandated by regulatory risk retention requirements. Banking book loans are not covered under the illiquid investment risk.
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
In 2021, the Bank published its climate-related risk disclosures following the structure provided by the TCFD recommendations for the first time. These were included in the Sustainability Report and summarized in a dedicated TCFD extract. The disclosures included quantitative metrics alongside explanations of the frameworks relied upon, and Credit Suisse’s overall climate strategy. The Bank expects to continue to evolve its disclosures, incorporating more granular data and portfolio views as they become available.
> Refer to credit-suisse.com/sustainabilityreport for the Group’s Sustainability Report and to credit-suisse.com/tcfd for an extract of disclosures in accordance with TCFD.
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
With regard to fiduciary risk that relates to discretionary investment-related activities, assessing investment performance and reviewing forward-looking investment risks in client portfolios and investment funds is central to the Bank’s investment oversight program. This program targets daily, monthly or quarterly monitoring of all portfolio management activities with independent analysis provided to senior management. Formal review meetings are in place as part of the Bank’s efforts to ensure that investment performance and risks are in line with expectations and adequately supervised.
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
Fair value hedges
The Bank parent company designates fair value hedges as part of an overall interest rate risk management strategy that incorporates the use of derivative instruments to minimize fluctuations in earnings that are caused by interest rate volatility. In addition to hedging changes in fair value due to interest rate risk associated with fixed rate loans, debt securities available-for-sale and long-term debt instruments, the Bank parent company uses cross-currency swaps to convert foreign-currency-denominated fixed rate assets or liabilities to floating rate functional currency assets or liabilities.
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

4 Net income from interest activities
Net income from interest activities for 2021 includes an increase of allowance for default risks of CHF 298 million from the adoption of the CECL approach on January 1, 2021.
> Refer to “Recently adopted accounting policies” in Note 2 – Accounting and valuation principles for further information.
Negative interest income and expense
in	2021	2020
CHF million
Negative interest income debited to interest income	(367)	(387)
Negative interest expenses credited to interest expense	151	134
Negative interest income is debited to interest income and negative interest expense is credited to interest expense.
5 Net income/(loss) from trading activities and fair value option
in	2021	2020
By risk of underlying instruments (CHF million)
Interest rate instruments [1]	(336)	(449)
Equity instruments [1]	(149)	(198)
Foreign exchange	905	2,267
Precious metals	5	(23)
Commodities [2]	(3)	20
Credit instruments	(1,380)	(5)
Other instruments	22	77
Net income/(loss) from trading activities and fair value option	(936)	1,689
of which net income/(loss) from liabilities valued under the fair value option	(2,750)	(3,379)
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
6 Personnel expenses
in	2021	2020
CHF million
Salaries	1,480	1,753
of which variable compensation expenses [1]	259	548
Social benefit expenses	267	296
of which pension and other post-retirement expenses	155	181
Other personnel expenses	73	71
Personnel expenses	1,820	2,120
1 Includes current and deferred variable compensation expenses.
7 General and administrative expenses
in	2021	2020
CHF million
Occupancy expenses	137	138
Information and communication technology expenses	89	83
Furniture and equipment	10	13
Fees to external audit companies	45	37
of which fees for financial and regulatory audits [1]	44	36
of which fees for other services	1	1
Other operating expenses [2]	4,042	4,044
General and administrative expenses	4,323	4,315
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
in	2021		2020
CHF million
Increase/(release) of provisions	114	[1]	102	[2]
Other losses	6		6
Increase/(release) of provisions and other valuation adjustments, and losses	120		108
1
Primarily related to increases in litigation provisions and a net release of provisions for off-balance sheet default risks. In 2021, provisions for off-balance sheet default risks included an expense of CHF 13 million from the adoption of the CECL accounting guidance on January 1, 2021.

2 Primarily related to increases in provisions for off-balance sheet default risks and litigation provisions.
Extraordinary income and expenses
in	2021		2020
CHF million
Gains realized from the disposal of participations	218	[1]	356	[2]
Gains realized from the disposal of tangible fixed assets [3]	199		16
Extraordinary income	417		372
Extraordinary expenses (CHF million)
Losses realized from the disposal of participations	0		(1)
Losses realized from the disposal of tangible fixed assets	0		(5)
Extraordinary expenses	0		(6)
1 Includes a gain of CHF 166 million related to the partial sales of Allfunds Group and a gain of CHF 51 million related to the sale of Credit Suisse Life & Pensions AG.
2 Includes a gain of CHF 350 million related to the sale of Credit Suisse InvestLab to Allfunds Group.
3 Includes realized gains from the sale of real estate (bank premises).
9 Taxes
in	2021	2020
CHF million
Current income tax (expense)/benefit	(203)	33
Non-income-based tax (expense)/benefit [1]	(40)	(85)
Taxes	(243)	(52)
1 Includes capital taxes and other non-income based taxes such as UK bank levy costs.
For the financial years ended December 31, 2021 and 2020, the average tax rate, defined as income tax expense divided by the sum of profit before income tax, was (2)% and (11)%, respectively. Income tax expense for the financial years ended December 31, 2021 and 2020 reflected a benefit of CHF 82 million and CHF 882 million, respectively, from the utilization of tax losses carried forward. The calculation is based on statutory tax rates applied to the taxable profit against which tax loss carry forwards were utilized.
10 Assets and liabilities from securities lending and borrowing, repurchase and reverse repurchase agreements
end of	2021	2020
CHF million
Carrying value of receivables from cash collateral paid for securities borrowed and reverse repurchase agreements – gross [1]	94,414	88,004
Impact from master netting agreements	(7,374)	(7,213)
Carrying value of receivables from cash collateral paid for securities borrowed and reverse repurchase agreements – net [1]	87,040	80,791
Carrying value of liabilities from cash collateral received for securities lent and repurchase agreements – gross [1]	100,529	86,812
Impact from master netting agreements	(7,374)	(7,213)
Carrying value of liabilities from cash collateral received for securities lent and repurchase agreements – net [1]	93,155	79,599
Carrying value of securities transferred under securities lending and borrowing and repurchase agreements	23,726	29,427
of which transfers with the right to resell or repledge [1]	14,191	18,599
Fair value of securities received under securities lending and borrowing and reverse repurchase agreements with the right to resell or repledge	209,775	345,999
of which repledged	164,013	267,290
of which resold	1,991	2,149
1 Prior period has been revised. Refer to “Prior period information” in Note 2 – Accounting and valuation principles for further information.

11 Collateral and impaired loans and receivables
Collateralization of loans and receivables
	Secured			[1]	Unsecured	Total
end of	Mortgages	Other collateral	Total
2021 (CHF million)
Due from customers	645	79,239	79,884		75,656	155,540
Residential property	3,677	0	3,677		13	3,690
Offices and commercial property	1,182	0	1,182		0	1,182
Manufacturing and industrial property	151	0	151		0	151
Other	41	0	41		0	41
Mortgage loans	5,051	0	5,051		13	5,064
Gross amount	5,696	79,239	84,935		75,669	160,604
Allowance for credit losses	(28)	(459)	(487)		(1,218)	(1,705)
Net amount	5,668	78,780	84,448		74,451	158,899
of which due from customers	643	78,780	79,423		74,451	153,874
of which mortgage loans	5,025	0	5,025		0	5,025
2020 (CHF million)
Due from customers	415	79,582	79,997		93,573	173,570
Residential property	3,970	0	3,970		0	3,970
Offices and commercial property	1,208	0	1,208		0	1,208
Manufacturing and industrial property	212	0	212		0	212
Other	15	0	15		0	15
Mortgage loans	5,405	0	5,405		0	5,405
Gross amount	5,820	79,582	85,402		93,573	178,975
Allowance for credit losses [2]	(27)	(373)	(400)		(1,146)	(1,546)
Net amount	5,793	79,209	85,002		92,427	177,429
of which due from customers	415	79,209	79,624		92,427	172,051
of which mortgage loans	5,378	0	5,378		0	5,378
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

2 Measured under the previous accounting guidance (incurred loss model).
Collateralization of off-balance sheet transactions
	Secured			[1]	Unsecured		Total
end of	Mortgages	Other collateral	Total
2021 (CHF million)
Contingent liabilities	10	3,454	3,464		10,854	[2]	14,318
Irrevocable commitments	576	49,782	50,358		41,570		91,928
Obligations for calls on shares and additional payments	0	8	8		1		9
Off-balance sheet transactions	586	53,244	53,830		52,425		106,255
2020 (CHF million)
Contingent liabilities	0	4,653	4,653		12,286	[2]	16,939
Irrevocable commitments	276	46,444	46,720		46,619		93,339
Obligations for calls on shares and additional payments	0	29	29		15		44
Off-balance sheet transactions	276	51,126	51,402		58,920		110,322
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

2 A majority of contingent liabilities are related to guarantees issued in favor of Group companies.

Impaired loans and receivables
end of	Gross amount outstanding	Estimated realizable collateral value	[1]	Net amount outstanding	Specific allowance
2021 (CHF million)
Impaired loans and receivables	2,984	1,697		1,287	1,299
2020 (CHF million)
Impaired loans and receivables	3,162	1,573		1,589	1,252
1 Represents the estimated realizable collateral value up to the related gross amount outstanding.
Changes in impaired loans and receivables
	2021			2020
	Due from customers	Mortgage loans	Total	Due from customers	Mortgage loans	Total
CHF million
Balance at beginning of period	2,934	228	3,162	1,932	123	2,055
Change in organization [1]	(6)	0	(6)	–	–	–
New impaired balances	566	64	630	2,192	162	2,354
Increase of existing impaired balances	229	1	230	342	2	344
Reclassifications to non-impaired status	(142)	(1)	(143)	(241)	(5)	(246)
Repayments	(472)	(49)	(521)	(608)	(37)	(645)
Liquidation of collateral, insurance and guarantee payments	(27)	(2)	(29)	(152)	(5)	(157)
Write-offs	(285)	(1)	(286)	(242)	0	(242)
Sales	(102)	0	(102)	(58)	(8)	(66)
Foreign exchange translation impact	50	(1)	49	(231)	(4)	(235)
Balance at end of period	2,745	239	2,984	2,934	228	3,162
Changes in impaired loan and receivable classification during the year are reflected on a gross basis.
1 Includes impacts such as from mergers, spin-offs and other organizational changes.
> Refer to “Note 20 – Provisions and allowance for credit losses” and “Note 21 – Expected credit losses and credit quality” for further information.
12 Trading assets and liabilities and other financial instruments held at fair value
Trading assets
end of	2021	2020
CHF million
Debt securities, money market instruments and money market transactions	36,077	43,171
of which exchange-traded	1,859	1,511
Equity securities	2,966	4,990
Precious metals and commodities	367	955
Trading assets	39,410	49,116
of which carrying value determined based on a valuation model	28,382	36,657
of which securities eligible for repurchase transactions in accordance with liquidity regulations	152	104
Trading liabilities and liabilities from other financial instruments held at fair value
end of	2021	2020
CHF million
Debt securities, money market instruments and money market transactions	2,407	2,674
of which exchange-traded	206	302
Equity securities	2,379	3,030
Trading liabilities	4,786	5,704
Structured products	50,262	55,542
Liabilities from other financial instruments held at fair value	50,262	55,542
Trading liabilities and liabilities from other financial instruments held at fair value	55,048	61,246
of which carrying value determined based on a valuation model	50,859	55,948

13 Derivative financial instruments
	Trading			Hedging			[1]
end of 2021	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)
CHF million
Forwards and forward rate agreements	704,320	684	657	0	0	0
Swaps	1,856,129	11,833	10,291	109,098	448	240
Options bought and sold (OTC)	311,386	1,211	1,438	0	0	0
Futures	9,983	0	0	0	0	0
Options bought and sold (exchange-traded)	17,437	1	0	0	0	0
Interest rate products	2,899,255	13,729	12,386	109,098	448	240
Forwards and forward rate agreements	1,085,569	7,662	7,831	0	0	0
Swaps [2]	99,330	1,878	2,195	0	0	0
Options bought and sold (OTC)	162,050	1,265	1,074	0	0	0
Foreign exchange products	1,346,949	10,805	11,100	0	0	0
Forwards and forward rate agreements	11,924	161	97	0	0	0
Swaps	1,669	23	10	0	0	0
Options bought and sold (OTC)	10,560	238	77	0	0	0
Futures	372	0	0	0	0	0
Options bought and sold (exchange-traded)	7,944	29	38	0	0	0
Precious metal products	32,469	451	222	0	0	0
Forwards and forward rate agreements	9	0	3	0	0	0
Swaps	87,672	2,622	2,685	0	0	0
Options bought and sold (OTC)	32,087	1,914	1,477	0	0	0
Futures	754	0	0	0	0	0
Options bought and sold (exchange-traded)	12,707	378	275	0	0	0
Equity/index-related products	133,229	4,914	4,440	0	0	0
Credit default swaps	43,225	420	669	0	0	0
Total return swaps	8,877	195	775	0	0	0
Other credit derivatives	470	67	0	0	0	0
Credit derivatives	52,572	682	1,444	0	0	0
Swaps	6,403	927	118	0	0	0
Options bought and sold (OTC)	208	10	10	0	0	0
Other derivative products	6,611	937	128	0	0	0
Derivative financial instruments [3]	4,471,085	31,518	29,720	109,098	448	240
of which replacement value determined based on a valuation model	–	30,460	28,695	–	448	240
1 Relates to derivative financial instruments that qualify for hedge accounting.
2 Including combined interest rate and foreign exchange swaps.
3 Before impact of master netting agreements.

Derivative financial instruments (continued)
	Trading				Hedging			[1]
end of 2020	Notional amount		Positive replacement value (PRV)	Negative replacement value (NRV)	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)
CHF million
Forwards and forward rate agreements	961,899		2,408	2,496	0	0	0
Swaps	2,228,322		17,123	16,783	99,073	674	23
Options bought and sold (OTC)	434,125		1,497	1,734	0	0	0
Futures	13,328		0	0	0	0	0
Options bought and sold (exchange-traded)	38,539		4	2	0	0	0
Interest rate products	3,676,213		21,032	21,015	99,073	674	23
Forwards and forward rate agreements	948,441		10,382	11,762	0	0	0
Swaps [2]	115,742		2,297	2,676	0	0	0
Options bought and sold (OTC)	181,014	[3]	2,571	2,468	0	0	0
Foreign exchange products	1,245,197		15,250	16,906	0	0	0
Forwards and forward rate agreements	15,505		316	277	0	0	0
Swaps	281		0	0	0	0	0
Options bought and sold (OTC)	15,994		380	220	0	0	0
Futures	138		0	0	0	0	0
Options bought and sold (exchange-traded)	8,869		42	66	0	0	0
Precious metal products	40,787		738	563	0	0	0
Forwards and forward rate agreements	36		1	75	0	0	0
Swaps	115,622		4,409	3,972	0	0	0
Options bought and sold (OTC)	133,781		5,726	5,360	0	0	0
Futures	684		0	0	0	0	0
Options bought and sold (exchange-traded)	15,672		295	529	0	0	0
Equity/index-related products	265,795		10,431	9,936	0	0	0
Credit default swaps	43,042		504	629	0	0	0
Total return swaps	11,214		302	946	0	0	0
Other credit derivatives	1,879		71	10	0	0	0
Credit derivatives	56,135		877	1,585	0	0	0
Swaps	6,824		1,044	183	0	0	0
Options bought and sold (OTC)	9		1	1	0	0	0
Other derivative products	6,833		1,045	184	0	0	0
Derivative financial instruments [4]	5,290,960		49,373	50,189	99,073	674	23
of which replacement value determined based on a valuation model	–		46,433	47,108	–	674	23
1 Relates to derivative financial instruments that qualify for hedge accounting.
2 Including combined interest rate and foreign exchange swaps.
3 Prior period has been revised. Refer to “Prior period information” in Note 2 – Accounting and valuation principles for further information.
4 Before impact of master netting agreements.

Positive and negative replacement values before and after consideration of master netting agreements
end of	2021	2020
Before consideration of master netting agreements (CHF million)
Positive replacement values – trading and hedging	31,966	50,047
Negative replacement values – trading and hedging	29,960	50,212
After consideration of master netting agreements
Positive replacement values – trading and hedging [1]	6,432	11,635
Negative replacement values – trading and hedging [1]	5,065	11,040
1 Netting includes counterparty exposure and cash collateral netting.
Net positive replacement values by counterparty type
end of	2021	2020
CHF million
Central counterparties	799	1,296
Banks and securities dealers	4,325	8,577
Other counterparties [1]	1,308	1,762
Net positive replacement values	6,432	11,635
1 Primarily related to bilateral OTC derivative contracts with clients.
Gains/(losses) on fair value hedges
	2021		2020
in	Interest and discount income	Interest expense	Interest expense
Interest rate products (CHF million)
Hedged items	(19)	1,915	(1,721)
Derivatives designated as hedging instruments	18	(1,833)	1,595
Gains/(losses) on interest rate risk hedges, both from the hedged items and the derivatives designated as hedging instruments, are included in interest and discount income and interest expense for 2021 and in interest expense for 2020. The accrued interest on fair value hedges is recorded in interest and discount income and interest expense, respectively, and is excluded from this table.

Hedged items in fair value hedges
	2021					2020
	Hedged items					Hedged items
end of	Carrying value	Hedging adjustments	[1]	Discontinued hedges	[2]	Carrying value	Hedging adjustments	[1]	Discontinued hedges	[2]
Assets (CHF million)
Due from customers	111	1		0		0	0		0
Mortgage loans	0	0		4		0	0		6
Financial investments	857	(18)		0		446	0		0
Liabilities (CHF million)
Bonds and mortgage-backed bonds	64,514	(52)		677		60,065	1,733		801
1 Relates to the cumulative amount of fair value hedging adjustments included in the compensation account within other assets or other liabilities.
2
Relates to the cumulative amount of fair value hedging adjustments remaining for any hedged items for which hedge accounting has been discontinued which is included in the compensation account within other assets or other liabilities.

Cash flow hedges
in	2021	2020
Deferred gains and losses on derivative financial instruments related to cash flow hedges (CHF million) [1]
Deferred gains/(losses) at beginning of period	213	15
Interest rate products
Gains/(losses) on derivatives deferred in the compensation account	(288)	128
Interest and discount income	(13)	70
(Gains)/losses reclassified from the compensation account into income or expense	(13)	70
Deferred gains/(losses) at end of period	(88)	213
1 Included in the compensation account within other assets or other liabilities.
As of December 31, 2021, the net loss associated with cash flow hedges expected to be reclassified from other assets and other liabilities to the statements of income within the next 12 months was CHF 10 million.
As of December 31, 2021, the Bank parent company had no cash flow hedges that hedged any exposure to the variability in future cash flows for forecasted transactions, excluding those forecasted transactions related to the payment of variable interest on existing financial instruments.
> Refer to “Use of derivative financial instruments and hedge accounting” in Note 3 – Risk management, derivatives and hedging activities for further information.
14 Financial investments
	2021		2020
end of	Carrying value	Fair value	Carrying value	Fair value
CHF million
Debt securities	25,538	25,683	25,373	25,439
of which held-to-maturity	24,466	24,611	23,830	23,896
of which available-for-sale	1,072	1,072	1,543	1,543
Equity securities	1,677	1,677	279	343
of which qualified participations [1]	7	7	164	228
Real estate [2]	4	4	6	6
Other [3]	0	0	3	3
Financial investments	27,219	27,364	25,661	25,791
of which securities eligible for repurchase transactions in accordance with liquidity regulations	0	–	0	–
1 Includes participations held in financial investments with at least 10% in capital or voting rights.
2 Real estate acquired from the lending business (repossessed assets) and classified as held-for-sale is carried at lower of cost and liquidation value.
3 Includes other non-financial assets acquired from the lending business (repossessed assets), mainly aircraft.
Debt securities by counterparty rating
end of	2021	2020
CHF million
AAA to AA-	227	425
A+ to A-	24,124	23,415
BBB+ to BBB-	8	195
No rating	1,179	1,338
Debt securities	25,538	25,373
Ratings are based on external data from Standard & Poor's.

15 Other assets and other liabilities
end of	2021	2020
CHF million
Compensation account [1]	696	–
Indirect taxes and duties	667	149
Other [2]	345	456
Other assets	1,708	605
Compensation account [1]	–	768
Indirect taxes and duties	22	25
Accounts payable for goods and services purchased	34	33
Settlement accounts	292	425
Other [3]	304	310
Other liabilities	652	1,561
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
3 Includes payables from internal clearing accounts, accounts payable for goods and services purchased and other miscellaneous liabilities.
16 Assets pledged
	2021		2020
end of	Carrying value	Actual liabilities	Carrying value	Actual liabilities
CHF million [1]
Due from banks	32	32	10	10
Due from customers	0	0	387	387
Trading assets	1,276	706	1,355	750
Assets pledged	1,308	738	1,752	1,147
1 Excludes assets pledged in connection with securities lending and borrowing, repurchase agreements and reverse repurchase agreements.
17 Pension plans
As of December 31, 2021 and 2020, the Bank parent company did not have any liabilities due to own pension plans.
> Refer to “Note 31 – Pension and other post-retirement benefits” in VIII –Consolidated financial statements – Credit Suisse (Bank) for further information.
Swiss pension plans
The Bank parent company’s employees are covered by the pension plan of the “Pensionskasse der Credit Suisse Group (Schweiz)” and “Pensionskasse 2 der Credit Suisse Group (Schweiz)” (the Swiss pension plans). Most of the Group parent company’s Swiss subsidiaries and a few companies that have close business and financial ties with the Group parent company participate in both plans. The Swiss pension plans are independent self-insured pension plans set up as trusts and qualify as defined contribution plans (savings plans) under Swiss law.
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
Employer contribution reserves
	Employer contribution reserves – notional		Amount subject to waiver		Employer contribution reserves – net		[1]	Increase/(Release) of employer contribution reserves included in personnel expenses
end of / in	2021	2020	2021	2020	2021	2020		2021	2020
CHF million
Swiss pension plans	25	19	0	0	25	19		0	0
Total	25	19	0	0	25	19		0	0
1 In line with Swiss GAAP statutory accounting guidance, contributions to the employer contribution reserves are not recorded in the Bank parent company's statutory balance sheet.

Pension plan economic benefit/(obligation), pension contributions and pension expenses
	Over/(Under) -funding				Economic benefit/ (obligation) recorded by Bank parent company			[2]	Pension contributions		Pension expenses included in personnel expenses
end of / in	2021		2020		2021	2020	Change		2021	2020	2021	2020
CHF million
Swiss pension plan – status overfunded	858	[1]	817	[1]	–	–	–		107	102	103	104
Swiss pension plan – without over-/underfunding	–		–		–	–	–		50	50	46	50
International pension plans – underfunded	(20)		(35)		(20)	(35)	15		2	2	(15)	7
International pension plans – without over-/underfunding	–		–		–	–	–		21	20	21	20
Total	838		782		(20)	(35)	15		180	174	155	181
1
Represents the Bank parent company's share of 34.59% and 34.34% in the reserve for the fluctuation in asset value of the Swiss pension plan of CHF 2,480 million and CHF 2,380 million as of December 31, 2021 and 2020, respectively.

2
In line with Swiss GAAP statutory accounting guidance, the Bank parent company's economic benefit from its share in the overfunding of the Swiss pension plan is not recorded in the Bank parent company's statutory balance sheet.

18 Issued structured products
	2021						2020
	Not bifurcated	[1]	Bifurcated			Total	Not bifurcated	[1]	Bifurcated			Total
end of	Liabilities from other financial instruments held at fair value	[2]	Value of underlying instrument	Value of derivative	[1]		Liabilities from other financial instruments held at fair value	[2]	Value of underlying instrument	Value of derivative	[1]
Carrying value of issued structured products by underlying risk of the embedded derivative (CHF million)
Interest rates
Structured products with own debt	14,624		0	0		14,624	16,860		0	0		16,860
Structured products without own debt	491		0	0		491	553		0	0		553
Equity
Structured products with own debt	31,655		0	0		31,655	33,289		0	0		33,289
Foreign exchange
Structured products with own debt	628		0	0		628	1,061		0	0		1,061
Structured products without own debt	0		731	(1)		730	0		675	(2)		673
Commodities / precious metals
Structured products with own debt	582		0	0		582	879		0	0		879
Structured products without own debt	0		168	(2)		166	0		142	(2)		140
Credit
Structured products with own debt	2,267		91	(33)		2,325	2,882		105	(39)		2,948
Other [3]
Structured products with own debt	15		0	0		15	18		0	0		18
Total	50,262		990	(36)		51,216	55,542		922	(43)		56,421
1 Carried at fair value.
2 Reflects balance sheet classification.
3 Includes structured products where the underlying risk relates to hedge funds or other products with multiple underlying risks.

19 Unsecured senior debt and structured notes
	2021			2020
end of	Original maturity up to 1 year	Original maturity greater than 1 year	Total	Original maturity up to 1 year	Original maturity greater than 1 year	Total
CHF million
Unsecured senior debt [1,2]	2,218	33,158	35,376	3,445	29,441	32,886
of which recorded in bonds and mortgage-backed bonds			35,376			32,886
Unsecured structured notes [3]	8,682	41,288	49,970	8,299	47,020	55,319
of which recorded in liabilities from other financial instruments held at fair value			49,772			54,990
of which recorded in bonds and mortgage-backed bonds			198			329
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

20 Provisions and allowance for credit losses
Provisions
2021	Balance at beginning of period		Utilized for purpose	Reclassifi- cations	Foreign exchange translation differences	Recoveries, interest past due	New charges to income statement		Releases to income statement		Balance at end of period
CHF million
Provisions for pension benefit obligations	35		0	–	0	–	1		(16)		20	[1]
Provisions for off-balance sheet default risks	208		0	7	9	0	36		(61)		199	[2]
of which provisions for probable obligations (Art. 28 par. 1 FINMA-AO)	27		0	7	5	0	23		(39)		23
of which provisions for expected credit losses	181	[3]	0	0	4	0	13	[4,5]	(22)	[5]	176
Provisions for other business risks	18		0	4	0	0	2		(1)		23	[6]
Other provisions	175		(36)	4	(1)	21	167		(28)		302	[7]
Provisions	436		(36)	15	8	21	206		(106)		544
1 Discounted at rates between 0.00% and 7.20%.
2 Provisions are mainly related to irrevocable loan commitments and guarantees. Partially discounted at rates between (0.84)% and 12.50%.
3 Reflects non-specific provisions for off-balance sheet default risks under the previous incurred loss model which has been released with the adoption of the CECL methodology on January 1, 2021.
4 Includes an impact of CHF 13 million from the adoption of the CECL methodology on January 1, 2021.
5 Changes in provisions for off-balance sheet default risks on non-impaired financial instruments are reflected as a net charge or a net release.
6 Provisions are not discounted due to their short-term nature.
7 Includes litigation provisions of CHF 284 million and CHF 160 million as of December 31, 2021 and 2020, respectively. Partially discounted at rates between 0.00% and 6.00%.

Allowance for credit losses
2021	Balance at beginning of period		Utilized for purpose	[1]	Reclassifi- cations	Foreign exchange translation differences	Recoveries, interest past due	[2]	New charges to income statement	[3]	Releases to income statement	[3]	Balance at end of period
CHF million
Due from banks	0		0		0	0	0		36		(4)		32
Due from customers	1,519		(314)		(7)	76	147		595		(350)		1,666
Mortgage loans	27		(1)		0	(1)	2		15		(3)		39
Accrued income and prepaid expenses	0		0		0	0	0		9		(6)		3
Other assets	0		0		0	0	0		1		(1)		0
Allowance for credit losses	1,546		(315)		(7)	75	149		656		(364)		1,740
of which allowance for credit losses from impaired receivables	1,252		(315)		(7)	65	149		358		(200)		1,302
of which allowance for expected credit losses	294	[4]	0		0	10	0		298	[5]	(164)		438
1 Reflects write-offs.
2 Includes increases and releases of allowances for endangered interest.
3 Changes in allowance for expected credit losses on non-impaired financial assets are recorded as a net charge or a net release per balance sheet position.
4 Reflects a non-specific allowance for credit losses under the previous incurred loss model which has been released with the adoption of the CECL methodology on January 1, 2021.
5 Reflects an impact of CHF 298 million from the adoption of the CECL methodology on January 1, 2021.
Write-offs
In the Bank parent company’s recovery management function covering the Investment Bank and Asia Pacific, a position is written down to its net carrying value once the credit provision is greater than 90% of the notional amount, unless repayment is anticipated to occur within the next three months. Following the expiration of this three-month period the position is written off unless it can be demonstrated that any delay in payment is an operational matter that is expected to be resolved within a ten-day grace period. In the Bank parent company’s recovery management functions for International Wealth Management, write-offs are made based on an individual counterparty assessment. An evaluation is performed on the need for write-offs on impaired loans individually and on an ongoing basis, if it is likely that parts of a loan or the entire loan will not be recoverable. Write-offs of residual loan balances are executed once available debt enforcement procedures are exhausted or, in certain cases, upon a restructuring.
Gross write-offs on loans included in the allowance for credit losses year-on-year movements are reflected in column “Utilized for purpose”. Gross write-offs of CHF 315 million in 2021 compared to gross write-offs of CHF 233 million in 2020. In 2021, gross write-offs mainly resulted from the sale of corporate & institutional loans related to a conglomerate in the Asia Pacific region and a real estate company. Write-offs also included positions in ship finance and corporate lending.
Uncollectible accrued interest receivables are written off by reversing net interest income from interest activities.
21 Expected credit losses and credit quality
This disclosure provides an overview of the Bank parent company’s balance sheet positions that include financial assets subject to the CECL accounting guidance, adopted on January 1, 2021. It includes the following main subjects:
■ A tabular overview of financial assets subject to the expected credit loss approach and related purchases and sales with counterparties that are not part of Credit Suisse Group;
■ A description of main classes of financial assets subject to the expected credit loss approach, including main risk characteristics (including the methodology for estimating expected credit losses on non-impaired and impaired financial assets and current-period estimates);
■ A description of the methodology for estimating expected credit losses, including disclosures relevant for the Bank parent company’s current-period estimate of expected credit losses;
■ Credit quality information (including monitoring of credit quality and internal ratings); and
■ Past due financial assets.
As of December 31, 2021, the Bank parent company had no purchased financial assets with more than insignificant credit deterioration since origination.
Financial receivables and debt securities held with entities under common control are not subject to the CECL accounting guidance and related disclosures.

Financial assets subject to the expected credit loss approach
end of 2021	Gross amount	[1]	Allowance for credit losses	[2]	Net carrying value
Assets (CHF million)
Cash and other liquid assets	89,636		0		89,636
Due from banks	5,867	[3]	(32)		5,835
Securities borrowing and reverse repurchase agreements	69,242	[3]	0		69,242
Due from customers	105,467	[3]	(1,666)		103,801
Mortgage loans	5,064	[3]	(39)		5,025
Financial investments [4]	305		0		305
Accrued income and prepaid expenses	754		(3)		751
Other assets [5]	1,213		0		1,213
Total	277,548		(1,740)		275,808
1 Excludes balances with entities under common control which are not subject to the CECL accounting guidance and related disclosures. Reflects the nominal value except where indicated.
2 Includes allowances for credit losses on impaired receivables (specific allowances for credit losses) and allowances for expected credit losses (non-specific allowances for credit losses).
3
Excludes accrued interest before allowance for credit losses in the total amount of CHF 254 million and a related allowance for credit losses of CHF 1 million. These accrued interest balances are reported in the balance sheet in accrued income and prepaid expenses in accordance with Swiss GAAP statutory guidance.

4 Includes only debt securities held-to-maturity. The gross amount reflects the amortized cost base.
5 The gross amount reflects the nominal value or cost base.
In 2021, the following purchases and sales of financial assets subject to the CECL accounting guidance were carried out by the Bank parent company and affected the asset base subject to the estimate of the allowances for expected credit losses.
Purchases and sales
	2021
in	Purchases		Sales	[1]
CHF million
Due from customers	282	[2]	4,591
Mortgage loans	0		180
1 Excludes the sub-participation of loans in syndication-like financings where the Bank parent company is the originator of the loan.
2 Includes drawdowns under purchased loan commitments.
Main classes of financial assets subject to expected credit loss measurement and risk characteristics
Loans
The Bank parent company’s loan portfolios, the main class of financial assets subject to the CECL accounting guidance, are reflected in the balance sheet in due from customers, due from banks and mortgage loans. For the US GAAP CECL accounting guidance applied by the Group and its subsidiaries, loans, which include sales-type and direct financing leases, are classified into two broad categories, consumer loans and corporate & institutional loans. Consumer loans include mortgages, loans collateralized by securities and consumer finance. Corporate & institutional loans include real estate loans, commercial and industrial loans, loans to financial institutions and loans to governments and public institutions. The main risk characteristics of each of these sub-categories and the line items of the Bank parent company’s balance sheet, which include these portfolios, are described below:
■ Mortgages includes lending instruments secured by residential real estate; such credit exposure is sensitive to the level of interest rates and unemployment as well as real estate valuation. Mortgages are reported in mortgage loans, except for building loans, which are reported in due from customers.
■ Loans collateralized by securities primarily includes lending secured by marketable financial collateral (e.g., equities, bonds, investment funds and precious metals); such credit exposure is sensitive to market prices for securities which impact the value of financial collateral. All loans collateralized by securities are reported in due from customers.
■ Consumer finance includes lending to private individuals such as personal loans; such credit exposure is sensitive to MEFs including economic growth, unemployment and interest rates. All consumer finance loans are reported in due from customers.
■ Real estate includes lending backed by commercial or income-producing real estate; such credit exposure is sensitive to MEFs including economic growth, unemployment, interest rates and industrial production as well as real estate valuation. Real estate loans are mostly reported in due from customers, with the remaining balance in mortgage loans.
■ Commercial and industrial loans includes lending to corporate clients including small and medium-sized enterprises, large corporates and multinational clients; such credit exposure is sensitive to MEFs including economic growth, unemployment and industrial production. A majority of commercial and industrial loans is reported in due from customers, with the remaining balance in mortgage loans.
■ Financial institutions includes lending to financial institutions such as banks and insurance companies; such credit exposure is sensitive to MEFs including economic growth. A majority of loans to financial institutions is reported in due from customers, with the remaining balances in due from banks and mortgage loans.

■ Governments and public institutions includes lending to central government and state-owned enterprises; such credit exposure is sensitive to MEFs including economic growth. All loans to governments and public institutions are reported in due from customers.
As of December 31, 2021, loans collateralized by securities, commercial and industrial loans and loans to financial institutions were the largest sub-categories within the loan portfolio of the Bank parent company.
Financial investments – debt securities held-to-maturity
The Bank parent company’s debt securities held-to-maturity represents positions in a commercial paper with a single issuer with original maturities up to three months which are held as collateral in a secured structured credit-linked loan transaction for a client. These commercial papers meet the requirement of a cash equivalent under US GAAP, are highly rated and also qualify as high quality liquid assets. As of December 31, 2021, the Bank parent company has no allowance for credit losses on these debt securities held-to-maturity.
Other classes of financial assets
Other classes of financial assets subject to the CECL accounting guidance, which are not reported as loans or debt securities held-to-maturity described above, include mainly the following balance sheet positions and related risk characteristics:
■ Cash and other liquid assets includes primarily cash balances with central banks; such credit exposure is sensitive to the credit rating and profile of the central bank.
■ Due from banks includes balances held with banks. In addition to certain loans to financial institutions described further above, due from banks includes primarily nostro accounts as well as settlement accounts and margin accounts with broker banks; such credit exposure is sensitive to the credit rating and profile of the counterparty bank.
■ Due from customers includes balances held with customers. In addition to the non-mortgage loans described further above, due from customers includes primarily settlement accounts and margin accounts with non-bank brokers; such credit exposure is sensitive to the credit rating and profile of the related counterparty.
■ Securities borrowing and reverse repurchase agreements includes lending and borrowing of securities against cash or other financial collateral; such credit exposure is sensitive to the credit rating and profile of the counterparty and relative changes in the valuation of securities and financial collateral.
Estimating expected credit losses
The following key elements and processes of estimating expected credit losses apply to the Bank parent company’s major classes of financial assets that are subject to the CECL accounting guidance.
Expected credit losses on non-impaired credit exposures
Expected credit loss models for non-impaired credit exposures have three main inputs: (i) PD, (ii) LGD and (iii) EAD. These parameters are derived from internally developed statistical models which are based on historical data and leverage regulatory models under the advanced internal rating-based approach. Expected credit loss models use forward-looking information to derive point-in-time estimates of forward-looking term structures.
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
LGD estimates the size of the expected loss that may arise on a credit exposure in the event of a default. The Bank parent company estimates LGD based on the history of recovery rates of claims against defaulted counterparties, considering, as appropriate, factors such as differences in product structure, collateral type, seniority of the claim, counterparty industry and recovery costs of any collateral that is integral to the financial asset. Certain LGD values are also calibrated to reflect the expected macroeconomic environment.
EAD represents the expected amount of credit exposure in the event of a default. It reflects the current drawn exposure with a counterparty and an expectation regarding the future evolution of the credit exposure under the contract or facility, including amortization and prepayments. The EAD of a financial asset is the gross carrying amount at default, which is modeled based on historical data by applying a term structure and considering portfolio-specific factors such as the drawn amount as of the reporting date, the facility limit, amortization schedules, financial collateral and product type. For certain financial assets, the Bank parent company determines EAD by modeling the range of possible exposure outcomes at various points in time using scenario and statistical techniques.
Where a relationship to macroeconomic indicators is statistically sound and in line with economic expectations, the parameters are modeled accordingly, incorporating the Bank parent company’s forward-looking forecasts and applying regional segmentations where appropriate.
The Bank parent company’s macroeconomic and market variable forecasts for the CECL scenarios cover a five-year time horizon. For periods beyond that reasonable and supportable forecast period, the Bank parent company immediately reverts to average economic environment variables as model input factors.

Alternative qualitative estimation approaches are used for certain products. For lombard loans (including share-backed loans), the PD/LGD approach used does not consider the Bank parent company’s forward-looking forecasts as these are not meaningful for the estimate of expected credit losses in light of the short time-frame considered for closing out positions under daily margining arrangements. For international private residential mortgages and securitizations, the Bank parent company applies qualitative approaches where credit specialists follow a structured process and use their expertise and judgment to determine the amounts of expected credit losses.
The Bank parent company measures expected credit losses considering the risk of default over the maximum contractual period (including any borrower’s extension options) during which it is exposed to credit risk, even if the Bank parent company considers a longer period for risk management purposes. The maximum contractual period extends to the date at which the Bank parent company has the right to require repayment of an advance or terminate an irrevocable loan commitment or a credit guarantee.
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
Expected credit losses on impaired credit exposures
Expected credit losses for individually impaired credit exposures are measured by performing an in-depth review and analysis of these exposures, considering factors such as recovery and exit options as well as collateral and the risk profile of the borrower. The individual measurement of expected credit losses for impaired financial assets also considers reasonable and supportable forward-looking information that is relevant to the individual counterparty (idiosyncratic information) and reflective of the macroeconomic environment that the borrower is exposed to, apart from any historical loss information and current conditions. If there are different scenarios relevant for the individual expected credit loss measurement, they are considered on a probability-weighted basis. The related allowance for credit losses is revalued by the recovery management function, at least annually or more frequently, depending on the risk profile of the borrower or credit-relevant events.
For credit-impaired financial assets, the expected credit loss is measured using (i) the present value of estimated future cash flows discounted at the contractual interest rate of the loan, (ii) the fair market value of collateral where the loan is collateral-dependent, (iii) the market price if a loan is traded and/or a market price can be readily determined for a related instrument or (iv) alternative recovery valuation methods such as multiples and liquidation values of assets. The impaired credit exposures and related allowance are revalued to reflect the passage of time.
For all classes of financial assets, the trigger to detect an impaired credit exposure is non-payment of interest, principal amounts or other contractual payment obligations, or when, for example, the Bank parent company may become aware of specific adverse information relating to a counterparty’s ability to meet its contractual obligations, despite the current repayment status of its particular credit facility. For credit exposures where repayment is dependent on collateral, a decrease in collateral values can be an additional trigger to detect an impairment.
Restructured loans are considered impaired credit exposures in line with the bank’s policies and subject to individual assessment and provisioning for expected credit losses by the recovery management function.
In addition, loans managed on the Swiss platform are reviewed depending on event-driven developments. All corporate and institutional loans are reviewed at least annually based on the borrower’s financial statements and any indications of difficulties they may experience. Loans that are not impaired, but which are of special concern due to changes in covenants, downgrades, negative financial news and other adverse developments, are either transferred to recovery management or included on a watch list. All loans on the watch list are reviewed at least quarterly to determine whether they should be released, remain on the watch list or be moved to recovery management. For loans in recovery management from the Swiss platform, larger positions are reviewed on a quarterly basis for any event-driven changes. Otherwise, these loans are reviewed at least annually. All loans in recovery management on international platforms are reviewed on at least a monthly basis.
Macroeconomic scenarios
The estimation and application of forward-looking information requires quantitative analysis and significant expert judgment. The Bank parent company’s estimation of expected credit losses is based on a discounted probability-weighted estimate that considers three future macroeconomic scenarios: a baseline scenario, an upside scenario and a downside scenario. The baseline scenario represents the most likely outcome. The two other scenarios represent more optimistic and more pessimistic outcomes, with the downside scenario being more severe than the upside scenario. The scenarios are probability-weighted according to the Bank parent company’s best estimate of their relative likelihood based on historical frequency, an assessment of the current business and credit cycles as well as the macroeconomic factor trends.
The scenario design team within the Group’s Enterprise Risk Management (ERM) function determines the macroeconomic factors (MEFs) and market projections that are relevant for the Bank parent company’s three scenarios across the overall credit portfolio subject to the CECL accounting guidance. The scenario design team formulates the baseline scenario projections used for the calculation of expected credit losses from the Group’s global chief investment office in-house economic research forecasts and, where deemed appropriate, from external sources such as the Bloomberg consensus of economist forecasts (covering the views of other investment banks and external economic consultancies), forecasts from nonpartisan think tanks, major central banks and multilateral institutions, such as the International Monetary Fund (IMF), the Organisation for Economic Co-operation and Development (OECD) and the World Bank. For factors where no in-house or credible external forecasts are available, an internal model is used to calibrate the baseline scenario projections. The downside and upside scenarios are derived from these baseline scenario projections. These three scenario projections are subject to a review and challenge process and any feedback from this process is incorporated into the scenario projections by the ERM scenario design team. The CECL scenario design working group is the governance forum. The working group performs an additional review and challenge and subsequently recommends approval of the MEFs and related market projections as well as the occurrence probability weights that are allocated to the baseline, downside and upside scenarios. MEFs and related market projections as well as the scenario occurrence probability weights used for the calculation of expected credit losses are approved by the Senior Management Approval Committee.
Current-period estimate of expected credit losses on non-impaired credit exposures
The key MEFs used in each of the macroeconomic scenarios for the calculation of the expected credit losses include, but are not limited to, GDP and industrial production. These MEFs have been selected based on the portfolios that are most material to the estimation of expected credit losses on non-impaired credit exposures from a longer-term perspective.
As of December 31, 2021, the forecast macroeconomic scenarios were weighted 50% for the baseline, 40% for the downside and 10% for the upside scenario, unchanged compared to the scenario weightings applied at adoption on January 1, 2021. The forecast range for the increase in Swiss real GDP was (0.4)% to 4.3% for 2022 and 0.3% to 2.8% for 2023. The quarterly series for Swiss real GDP returned to pre-pandemic levels (i.e., the fourth quarter of 2019) in the second quarter of 2021. The forecast range for the increase in the eurozone real GDP was (0.7)% to 4.2% for 2022 and 1.4% to 2.7% for 2023. The forecast in the baseline scenario for the timing of the recovery of the quarterly series of eurozone real GDP to return to pre-pandemic levels was the first quarter of 2022. The forecast range for the increase in US real GDP was 0.1% to 4.5% for 2022 and 1.4% to 2.4% for 2023. The quarterly series for US real GDP returned to pre-pandemic levels in the second quarter of 2021. The forecast range for the increase in UK real GDP was (0.9)% to 7.8% for 2022 and 1.0% to 3.9% for 2023. The forecast in the baseline scenario for the timing of the recovery of the quarterly series for UK real GDP to return to pre-pandemic levels was the third quarter of 2022. The forecast range for the increase in world industrial production was 0.0% to 4.4% for 2022 and 2.0% to 3.7% for 2023. The macroeconomic and market variable projections incorporate adjustments to reflect the impact of the COVID-19 pandemic related economic support programs provided by national governments and by central banks. While GDP and industrial production are significant inputs to the forecast models, a range of other inputs are also incorporated for all three scenarios to provide projections for future economic and market conditions. Given the complex nature of the forecasting process, no single economic variable is viewed in isolation or independently of other inputs.
For events which cannot be adequately reflected in CECL models due to a lack of historical experience the event may be embedded in the baseline scenario. In order to address circumstances where in management’s judgment the CECL model outputs are overly sensitive to the effect of economic inputs that lie outside of their historical range, model overlays are applied. Such overlays are based on expert judgment and are applied in response to these circumstances to consider historical stressed losses and industry and counterparty credit level reviews. Overlays are also used to capture judgment on the economic uncertainty from global or regional developments or governmental actions with severe impacts on economies, such as the lockdowns and other actions directed towards managing the pandemic. As a result of such overlays, provisions for credit losses may not be primarily derived from MEF projections. As of December 31, 2021, the Bank parent company has continued its approach of applying qualitative overlays to the CECL model outputs in a manner consistent with those prevailing at adoption of the CECL accounting guidance on January 1, 2021. In the first half of 2021, the bank observed more favorable developments in the COVID-19 pandemic, including vaccination rate increases as well as a reduction in lockdown measures, which resulted in a generally more positive economic outlook. In the second half of the year, negative market sentiment grew, mainly due to heightened COVID-19 pandemic risks as a result of new variants, continued supply chain disruptions and inflation, a peak in GDP growth in major European countries, the US and China as well as uncertainty with respect to China’s economic outlook. These contrasting views were reflected throughout 2021 within the Bank parent company’s overlays, which continue to be closely aligned with the macroeconomic forecasts and associated scenario weightings.
Interest income attributable to passage of time
For financial assets held at amortized cost, for which the Bank parent company measures expected credit losses based on the discounted cash flow methodology, the entire change in present value is reported in the statements of income in (increase)/release of allowance for default risks and losses from interest activities.

Credit quality information
The Bank parent company monitors the credit quality of financial assets held at amortized cost with the application of the Group credit risk management framework, which provides for the consistent evaluation, measurement and management of credit risk across the bank. Evaluation, measurement and management of credit exposures recorded in the Bank parent company follows the same approach as for the Group and reflects the specific exposure profile of the legal entity. Assessments of credit risk exposures for internal risk estimates and risk-weighted assets are calculated based on PD, LGD and EAD models.
> Refer to “Expected credit losses on non-impaired credit exposures” for further information on PD, LGD and EAD.
The credit risk management framework incorporates the following core elements:
■ Counterparty and transaction assessments: application of internal credit ratings (using PD), assignment of LGD and EAD values in relation to counterparties and transactions;
■ Credit limits: establishment of credit limits, including limits based on notional exposure, potential future exposure and stress exposure, subject to approval by delegated authority holders, to serve as primary risk controls on exposures and to prevent undue risk concentrations;
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
In addition to traditional credit exposure measurement, monitoring and management using current and potential future exposure metrics, Credit Risk performs counterparty and portfolio credit risk assessments of the impact of various internal stress test scenarios. Credit Risk assesses the impact to credit risk exposures arising from market movements in accordance with the scenario narrative, which can further support the identification of concentration or tail risks. The scenario suite includes historical scenarios as well as forward-looking scenarios which are aligned with those used by the Market Risk and Enterprise Risk Management functions.
Credit Risk evaluates and assesses counterparties and clients to whom the Bank parent company has credit exposures, primarily using internal rating models. Credit Risk uses these models to determine internal credit ratings which are intended to reflect the PD of each counterparty.
For a majority of counterparties and clients, internal ratings are based on internally developed statistical models that have been backtested against internal experience and validated by a function independent of model development. Findings from backtesting serve as a key input for any future rating model developments. The Bank parent company’s internally developed statistical rating models are based on a combination of quantitative factors (e.g., financial fundamentals, such as balance sheet information for corporates and loan-to-value (LTV) ratio and the borrower’s income level for mortgage lending, and market data) and qualitative factors (e.g., credit histories from credit reporting bureaus and economic trends).
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
Internal credit ratings may differ from external credit ratings, where available, and are subject to periodic review depending on exposure type, client segment, collateral or event-driven developments. The Bank parent company’s internal ratings are mapped to a PD band associated with each rating which is calibrated to historical default experience using internal data and external data sources. The Bank parent company’s internal rating bands are reviewed on an annual basis with reference to extended historical default data and are therefore based on stable long-run averages. Adjustments to PD bands are only made where significant deviations to existing values are detected. The last update was made in 2012 and since then no significant changes to the robust long-run averages have been detected.
The Bank parent company uses internal rating methodologies consistently for the purposes of approval, establishment and monitoring of credit limits and credit portfolio management, credit policy, management reporting, risk-adjusted performance measurement, economic risk capital measurement and allocation and financial accounting.
A credit quality monitoring process is performed to provide for early identification of possible changes in the creditworthiness of clients and includes regular asset and collateral quality reviews, business and financial statement analysis and relevant economic and industry studies. Credit Risk maintains regularly updated watch lists and holds review meetings to re-assess counterparties that could be subject to adverse changes in creditworthiness. The review of the credit quality of clients and counterparties does not depend on the accounting treatment of the asset or commitment.
> Refer to “Expected credit losses on impaired exposures” for further information on credit monitoring.

Past due financial assets
Generally, a financial asset is deemed past due if the principal and/or interest payment has not been received on its due date.
Past due financial assets
	Current	Past due
end of		Up to 30 days	31-60 days	61-90 days	More than 90 days	Total	Total
2021 (CHF million) [1]
Due from banks	1,282	0	0	0	0	0	1,282	[2]
Due from customers	99,014	133	210	45	1,664	2,052	101,066	[2]
Mortgage loans	4,944	0	27	30	63	120	5,064	[2]
Financial investments [3]	305	0	0	0	0	0	305
Total	105,545	133	237	75	1,727	2,172	107,717
Excludes balances with entities under common control which are not subject to the CECL accounting guidance and related disclosures. Excludes financing receivables with an original maturity of less than one year which are not subject to disclosure of past due amounts under the CECL accounting guidance.

1 Reflects gross amounts before allowance for credit losses.
2 Excludes accrued interest in the total amount of CHF 253 million.
3 Includes only debt securities held-to-maturity.
As of December 31, 2021, the Bank parent company did not have any financial assets subject to the CECL accounting guidance that were more than 90 days past due and still accruing interest.
22 Composition of share capital, conversion and reserve capital
	2021			2020
end of	Quantity	Total nominal value (CHF million)		Quantity	Total nominal value (CHF million)
Share capital
Registered shares (at CHF 1 par value per share)	4,399,680,200	4,400	[1]	4,399,680,200	4,400	[1]
Total share capital		4,400			4,400
Conversion and reserve capital [2]
Unlimited conversion capital (at CHF 1 par value per share) [3]	unlimited	unlimited		unlimited	unlimited
Reserve capital (at CHF 1 par value per share) [4]	4,399,665,200	4,400		4,399,665,200	4,400
of which used for capital increases	0	0		0	0
of which reserved for planned capital increases	0	0		0	0
1 The dividend eligible capital equals the total nominal value. As of December 31, 2021 and 2020, the total nominal value of registered shares was CHF 4,399,680,200 and fully paid.
2 Represents authorized capital.
3 For information on principal characteristics of unlimited conversion capital, refer to Article 4d in the Articles of Association of the Bank parent company.
4 For information on principal characteristics of reserve capital, refer to Article 4e in the Articles of Association of the Bank parent company.
Non-distributable reserves
As of December 31, 2021 and 2020, the amount of non-distributable reserves in accordance with the Swiss Code of Obligations and the Bank parent company’s articles of association was CHF 2,200 million. Not reflected in this amount are reserves which the Bank parent company is required to retain in order to meet the regulatory capital requirements as a going concern.
Transactions with shareholders
> Refer to “Statement of changes in equity” for further information on transactions with shareholders.

23 Significant shareholders and groups of shareholders
	2021				2020
end of	Number of shares (million)		Total nominal value (CHF million)	Share- holding (%)	Number of shares (million)		Total nominal value (CHF million)	Share- holding (%)
Direct shareholders
Credit Suisse Group AG	4,400	[1]	4,400	100.00	4,400	[1]	4,400	100.00
Indirect shareholders through Credit Suisse Group AG [2]
Chase Nominees Ltd. [3]	505		505	11.48	581		581	13.21
Nortrust Nominees Ltd. [3]	327		327	7.42	331		331	7.53
The Bank of New York Mellon [3]	231		231	5.25	–		–	–	[4]
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
Information received from shareholders of the Group not registered in the share register
In addition to the shareholdings registered in the share register of the Group, the Group has obtained and reported to the SIX Swiss Exchange information from its shareholders in accordance with the notification requirements of the Swiss Federal Act on Financial Market Infrastructures and Market Conduct in Securities and Derivatives Trading. These shareholders may hold their shareholdings in Group shares through a nominee. The following shareholder notifications relate to registered voting rights exceeding 5% of all voting rights, which are subject to disclosure in the notes to the financial statements in accordance with Swiss GAAP statutory. The percentage shareholdings below are presented with two decimal places.
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
In a disclosure notification that the Group published on November 17, 2021, the Group was notified that as of November 12, 2021, Qatar Holding LLC, a wholly-owned subsidiary of Qatar Investment Authority, held 133.2 million shares, or 5.03% of the voting rights, of the registered Group shares issued as of the date of the notified transaction.
Shareholders with a qualified participation
As of December 31, 2021, Credit Suisse Group AG as direct shareholder of Credit Suisse AG is the only shareholder with a qualified participation in accordance with Bank Law.
> Refer to “Note 25 – Amounts receivable from and amounts payable to related parties” for further information on shareholders with a qualified participation.

24 Shareholdings of the Board of Directors, Executive Board and employees and information on compensation plans
> Refer to “V – Compensation” for a comprehensive disclosure of compensation to the Board of Directors and the Executive Board of Credit Suisse Group AG.
> Refer to “Note 23 – Shareholdings” in VII –Parent company financial statements – Credit Suisse Group for information on shareholdings of the Board of Directors and the Executive Board of the Bank parent company.
Share-based awards outstanding
	2021		2020
end of	Number of share- based awards outstanding in million	Fair value in CHF million	Number of share- based awards outstanding in million	Fair value in CHF million
Share-based awards [1]
Employees	37.8	336	37.6	429
Share-based awards outstanding	37.8	336	37.6	429
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
As of December 31, 2021 and 2020, the Bank parent company did not have any option plans with outstanding options.
Compensation plans
For 2020, the Bank parent company granted share awards, performance share awards and Contingent Capital Awards (CCA) as deferred compensation on February 19, 2021.
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
In 2021 and 2020, the Bank parent company’s total expenses related to deferred compensation plans were CHF 129 million and CHF 223 million, respectively.
For 2021 and 2020, all share-based compensation plans of the Bank parent company were either settled in shares of the Group parent company (Group shares) or in cash on the basis of the fair value of the Group shares.
Share awards
Share awards granted in February 2021 are similar to those granted in February 2020. Each share award granted entitles the holder of the award to receive one Group share, subject to service conditions. Share awards vest over three years with one third of the share awards vesting on each of the three anniversaries of the grant date (ratable vesting), with the exception of awards granted to individuals classified as risk manager material risk takers (MRTs) or senior managers or equivalents under the EU or UK Capital Requirements Directive V-related provisions. Share awards granted to risk manager MRTs vest over five years with one fifth of the award vesting on each of the five anniversaries of the grant date. Share awards granted to senior managers vest over seven years, with one fifth of the award vesting on each of the third to seventh anniversaries of the grant date. Share awards are expensed over the service period of the awards. The value of the share awards is solely dependent on the Group share price at the time of delivery.
The share awards include other awards, such as blocked shares and special awards, which may be granted to new employees. These awards entitle the holder to receive one Group share and are generally subject to continued employment with the Bank parent company, contain restrictive covenants and cancellation provisions and generally vest between zero and five years.
On February 19, 2021, the Bank parent company granted 11.3 million share awards with a total value of CHF 143 million. The number of share awards granted to employees was generally determined by dividing the deferred component of variable compensation being granted as share awards by the average price of a Group share over the ten consecutive trading days ended March 4, 2021. The fair value of each share award was CHF 12.59, the Group share price on the grant date. The majority of share awards granted include the right to receive dividend equivalents on vested shares.
Performance share awards
Certain employees received a portion of their deferred variable compensation in the form of performance share awards. Performance share awards are similar to share awards, except that the full balance of outstanding performance share awards, including those awarded in prior years, are subject to performance-based malus provisions.

Performance share awards are subject to a downward adjustment in the event of a divisional loss by the division in which the employees worked as of December 31, 2021, or a negative return on equity (ROE) of the Group, whichever results in a larger adjustment. For employees in corporate functions and the Asset Resolution Unit, the downward adjustment only applies in the event of a negative ROE of the Group and is not linked to the performance of the divisions. The basis for the ROE calculation may vary from year to year, depending on the Compensation Committee’s determination for the year in which the performance shares are granted.
On February 19, 2021, the Bank parent company granted 5.1 million performance share awards with a total value of CHF 64 million. The number of performance share awards granted to employees was generally determined by dividing the deferred component of variable compensation being granted as performance share awards by the average price of a Group share over the ten consecutive trading days ended March 4, 2021. The fair value of each performance share award was CHF 12.59, the Group share price on the grant date. The majority of performance share awards granted include the right to receive dividend equivalents on vested shares.
Contingent Capital Awards
CCA were granted in February 2021 and 2020 to certain employees as part of the 2020 and 2019 deferred variable compensation and have rights and risks similar to those of certain contingent capital instruments issued by the Group in the market. CCA are scheduled to vest on the third anniversary of the grant date, other than those granted to individuals classified as MRTs, risk manager MRTs or senior managers or equivalents under the EU or UK Capital Requirements Directive V-related provisions. CCA granted to MRTs, risk manager MRTs or senior managers vest on the fifth and seventh anniversaries of the grant date, respectively. CCA will be expensed over the vesting period. CCA generally provide a conditional right to receive semi-annual cash payments of interest equivalents until settled, with rates being dependent upon the vesting period and currency of denomination. CCA granted in 2021 and 2020 that vest five or seven years from the date of grant are not eligible for semi-annual cash payments of interest equivalents. CCA granted to certain regulated employees that vest over three years are not eligible for semi-annual cash payments of interest equivalents.
■ CCA granted in 2021 and 2020 that are denominated in US dollars and vest three years from the date of grant receive interest equivalents at a rate of 3.60% and 4.08%, respectively, per annum plus the daily compounded (spread exclusive) US dollar Secured Overnight Financing Rate (SOFR);
■ CCA granted in 2021 and 2020 that are denominated in Swiss francs and vest three years from the date of grant receive interest equivalents at a rate of 3.06% and 3.36%, respectively, per annum plus the daily compounded (spread exclusive) Swiss franc Swiss Average Rate Overnight (SARON); and
■ The semi-annual interest equivalent cash payment calculation cycle up to February 2021 was based on the six-month US dollar London Interbank Offered Rate (LIBOR) for CCA denominated in US dollars and the six-month Swiss franc LIBOR for CCA denominated in Swiss francs.
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
On February 19, 2021, the Bank parent company awarded CHF 20 million and USD 21 million of CCA that are expensed over the vesting period from the grant date.
Upfront cash awards
In February 2021, the Bank parent company granted CHF 16 million of upfront cash awards to certain employees as part of the cash component of their 2020 variable compensation. These awards are subject to repayment (clawback) by the employee in the event of voluntary resignation, termination for cause or in connection with other specified events or conditions within three years of the award grant. The amount subject to repayment is reduced in equal monthly instalments during the three-year period following the grant date.
Other cash awards
Other cash awards include special awards, capital opportunity facility awards, voluntary deferred compensation plans, employee investment plans as well as certain share and performance share awards settled in cash.

25 Amounts receivable from and amounts payable to related parties
	2021		2020
end of	Amounts receivable	Amounts payable	Amounts receivable	Amounts payable
CHF million
Shareholders with a qualified participation	1,725	55,705	6,593	51,759
Group companies	165,179	119,732	183,931	117,659
Affiliated companies	1,260	476	1,324	487
Members of governing bodies [1]	23	62	22	43
1
Includes both the governing bodies of the Bank parent company (Credit Suisse AG) and the governing bodies of the Group holding company (Credit Suisse Group AG). Governing bodies include members of the Board of Directors, the Executive Board and the statutory auditors and companies controlled by members of each of these bodies.

Significant off-balance sheet transactions
As part of the normal course of business, the Bank parent company issues guarantees and loan commitments and enters into other agreements with group companies which are recorded as off-balance sheet transactions by the Bank parent company. As of December 31, 2021 and 2020, the Bank parent company had contingent liabilities of CHF 9,151 million and CHF 13,066 million, respectively, and irrevocable loan commitments of CHF 6,873 million and CHF 6,448 million, respectively, of which all were related to transactions with group companies. As of December 31, 2021, the Bank parent company also had liabilities for calls on shares and other equity instruments of CHF 6 million with a group company.
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
26 Total assets by country rating
	2021			2020
end of	CHF million	[2]	%	CHF million	[2]	%
Internal country rating [1]
AAA	75,118		13.9%	69,618		12.5%
AA 3	305,345		56.7%	311,991		55.9%
A	46,219		8.6%	48,077		8.6%
BBB	20,624		3.8%	19,908		3.6%
Investment grade	447,306		83.0%	449,594		80.6%
BB	8,416		1.6%	7,890		1.5%
B	3,961		0.7%	5,331		1.0%
CCC [3]	3,048		0.6%	2,912		0.5%
C	0		0.0%	260		0.0%
D	157		0.0%	708		0.1%
Non-investment grade	15,582		2.9%	17,101		3.1%
No rating [4]	2,891		0.5%	3,048		0.5%
Foreign assets	465,779		86.4%	469,743		84.2%
Domestic assets	73,434		13.6%	88,225		15.8%
Total assets	539,213		100.0%	557,968		100.0%
1
Internal ratings are calibrated to the long-term issuer credit ratings of Standard & Poor's for the respective sovereigns. Internal country ratings may differ from Standard & Poor's respective country ratings.

2 Balance sheet exposure by country rating of risk domicile.
3 Prior period has been revised. Refer to “Prior period information” in Note 2 – Accounting and valuation principles for further information.
4
Includes exposures to countries that are not rated internally and for which external ratings from one of the three major rating agencies Standard & Poor's, Fitch and Moody's are not available. Prior period has been reclassified to conform to the current presentation.

27 Fiduciary transactions
end of	2021	2020
CHF million
Fiduciary placements with third-party institutions	1,834	2,286
Fiduciary transactions	1,834	2,286
28 Assets under management
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
Assets under management
end of	2021	2020
CHF billion
Assets in collective investment instruments managed by Credit Suisse AG	0.2	0.4
Assets with discretionary mandates	108.2	92.4
Other assets under management	396.2	389.7
Assets under management	504.6	482.5
of which double counting	–	–
Changes in assets under management
	2021		2020
CHF billion
Balance at beginning of period [1]	482.5		484.1
Net new assets/(Net asset outflows)	10.6		10.9
Market movements, interest, dividends and foreign exchange	19.2		(12.5)
of which market movements, interest and dividends [2]	8.5		19.6
of which foreign exchange	10.7		(32.1)
Other effects	(7.7)	[3]	0.0
Balance at end of period [1]	504.6		482.5
1 Including double counting.
2 Net of commissions and other expenses and net of interest expenses charged.
3 Includes mainly structural outflows of CHF 2.7 billion related to the exit of a business and of CHF 2.6 billion related to the liquidation of the supply chain finance funds.
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

Proposed appropriation of retained earnings and capital distribution
Proposed appropriation of retained earnings/(accumulated losses)
2021
Retained earnings/(accumulated losses) (CHF million)
Retained earnings/(accumulated losses) carried forward	(10,886)
Net profit/(loss)	(11,009)
Retained earnings/(accumulated losses) to be carried forward	(21,895)
Proposed distribution out of capital contribution reserves
2021
Capital contribution reserves (CHF million)
Balance at end of year	38,970
Proposed distribution for the financial year 2021	(570)
Balance after distribution	38,400
Capital contribution reserves represent legal capital reserves.

[this page intentionally left blank]

X – Additional information
Statistical information
Other information

Statistical information
Statistical information – Group
Set forth below is statistical information for the Group required under the US Securities and Exchange Commission’s (SEC) new subpart 1400 of Regulation S-K, which is applied for the first time for the year-end 2021. The new subpart replaces the specialized industry guide for bank holding companies – Industry Guide 3. Certain reclassifications have been made to the prior year’s statistical information to conform to the current presentation. The tables are based on information in VI – Consolidated financial statements – Credit Suisse Group.
Average balances and interest rates
	2021						2020						2019
in	Average balance	[1]	Interest income		Average rate		Average balance	[1]	Interest income		Average rate		Average balance	[1]	Interest income		Average rate
Assets (CHF million, except where indicated)
Cash and due from banks
Switzerland	266		(14)	[2]	(5.26)%	[2]	845		(117)	[2]	(13.85)%	[2]	777		(77)	[2]	(9.91)%	[2]
Foreign	65,289		(101)	[3]	(0.15)%	[3]	39,581		16		0.04%		34,042		372		1.09%
Interest-bearing deposits with banks
Switzerland	97		2		2.06%		63		1		1.59%		63		(1)	[2]	(1.59)%	[2]
Foreign	1,134		10		0.88%		1,038		2		0.19%		837		12		1.43%
Securities purchased under resale agreements and securities borrowing transactions [4]
Switzerland	7,773		35		0.45%		7,943		29		0.37%		3,653		46		1.26%
Foreign	102,371		1,137		1.11%		113,606		1,567		1.38%		136,162		2,880		2.12%
Trading assets, net of trading liabilities [5]
Switzerland	2,241		215		9.59%		337		32		9.50%		248		29		11.69%
Foreign	84,980		2,623		3.09%		99,115		3,126		3.15%		98,195		3,798		3.87%
Investment securities
Switzerland	155		0		0.00%		151		0		0.00%		196		1		0.51%
Foreign	588		1		0.17%		596		3		0.50%		1,382		8		0.58%
Loans
Switzerland	166,056		2,161		1.30%		162,609		2,234		1.37%		158,547		2,481		1.56%
Foreign	132,324		2,888		2.18%		133,025		3,499		2.63%		137,548		4,698		3.42%
Other interest-earning assets
Switzerland	2,285		14		0.61%		2,750		7		0.25%		2,538		53		2.09%
Foreign	43,947		687		1.56%		72,678		862		1.19%		60,239		2,371		3.94%
Interest-earning assets	609,506		9,658		1.58%		634,337		11,261		1.78%		634,427		16,671		2.63%
Specific allowance for losses	(10,362)						(5,744)						(5,076)
Non-interest-earning assets	201,196						182,413						165,543
Trading liabilities [6]	24,243						28,328						27,422
Total assets	824,583						839,334						822,316
Percentage of assets attributable to foreign activities	61.81%						73.01%						77.11%
1 Monthly averages have been used where daily averages are unavailable.
2
Includes negative interest income from deposits placed with the Swiss National Bank and other banks due to negative interest rates. The respective principal of such interest is reported under non-interest-earning assets.

3 Includes negative interest income from deposits placed with central banks due to negative interest rates.
4
Average balances of central bank funds sold, securities purchased under resale agreements and securities borrowing transactions are reported net in accordance with ASC Topic 210 - Balance sheet, while interest income excludes the impact of ASC Topic 210 - Balance sheet. Prior periods have been revised. Refer to “Note 1 – Summary of significant accounting policies – Revisions of prior period financial statements” in VI – Consolidated financial statements – Credit Suisse Group for further information.

5
Interest and dividend income from trading assets and interest expenses from trading liabilities are presented on a net basis to align with the presentation of trading revenues. Prior periods have been restated to conform to the current presentation.

6 Reconciling item since trading assets are presented net of trading liabilities.

Average balances and interest rates (continued)
	2021				2020				2019
in	Average balance	[1]	Interest expense	Average rate	Average balance	[1]	Interest expense	Average rate	Average balance	[1]	Interest expense	Average rate
Liabilities (CHF million, except where indicated)
Deposits of banks
Switzerland	731		(7)	(0.96)%	820		(3)	(0.37)%	829		(4)	(0.48)%
Foreign	18,265		28	0.15%	18,244		146	0.80%	16,868		304	1.80%
Deposits of non-banks
Switzerland	173,687		(154)	(0.09)%	170,724		(42)	(0.02)%	168,152		146	0.09%
Foreign	217,818		292	0.13%	211,216		1,012	0.48%	202,581		2,609	1.29%
Central bank funds purchased / federal funds purchased [2]
Switzerland	0		0	0.00%	0		0	0.00%	0		0	0.00%
Foreign	1,103		1	0.09%	748		5	0.67%	1,913		41	2.14%
Securities sold under repurchase agreements and securities lending transactions [2]
Switzerland	138		28	20.29%	1,337		52	3.89%	1,516		80	5.28%
Foreign	37,440		783	2.09%	45,416		850	1.87%	45,525		1,547	3.40%
Commercial paper
Switzerland	0		0	0.00%	0		0	0.00%	0		0	0.00%
Foreign	8,634		20	0.23%	11,169		149	1.33%	16,626		407	2.45%
Other short-term borrowings
Switzerland	2,300		56	2.43%	403		(3)	(0.74)%	24		0	0.00%
Foreign	10,619		10	0.09%	13,472		20	0.15%	9,220		2	0.02%
Long-term debt
Switzerland	77,891		1,837	2.36%	57,758		1,882	3.26%	45,743		1,680	3.67%
Foreign	90,085		681	0.76%	103,453		871	0.84%	112,462		1,732	1.54%
Other interest-bearing liabilities
Switzerland	847		(2)	(0.24)%	1,593		(2)	(0.13)%	1,667		1	0.06%
Foreign	24,710		274	1.11%	48,607		376	0.77%	46,499		1,109	2.38%
Interest-bearing liabilities [3]	664,268		3,847	0.58%	684,960		5,313	0.78%	669,625		9,654	1.44%
Non-interest-bearing liabilities	91,966				80,322				80,511
Trading liabilities [4]	24,243				28,328				27,422
Total liabilities	780,477				793,610				777,558
Shareholders' equity	44,106				45,724				44,758
Total liabilities and shareholders' equity	824,583				839,334				822,316
Percentage of liabilities attributable to foreign activities	65.55%				69.71%				70.99%
1 Monthly averages have been used where daily averages are unavailable.
2
Average balances of central bank funds purchased, securities sold under repurchase agreements and securities lending transactions are reported net in accordance with ASC Topic 210 - Balance sheet, while interest expense excludes the impact of ASC Topic 210 - Balance sheet. Prior periods have been revised. Refer to “Note 1 – Summary of significant accounting policies – Revisions of prior period financial statements” in VI – Consolidated financial statements – Credit Suisse Group for further information.

3
Interest and dividend income from trading assets and interest expenses from trading liabilities are presented on a net basis to align with the presentation of trading revenues. Prior periods have been restated to conform to the current presentation.

4 Reconciling item since trading assets are presented net of trading liabilities.
Net interest income and interest rate spread
	2021		2020		2019
in	Net interest income in CHF million	Interest rate spread in %	Net interest income in CHF million	Interest rate spread in %	Net interest income in CHF million	Interest rate spread in %
Net interest income and interest rate spread
Switzerland	655	0.66	302	0.44	629	0.66
Foreign	5,156	1.17	5,646	1.21	6,388	1.30
Total net	5,811	1.00	5,948	1.00	7,017	1.19

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
Selected margin information
in	2021	2020	2019
Selected margin information (average rate in %)
Switzerland	0.37	0.17	0.38
Foreign	1.20	1.23	1.36
Net interest margin	0.95	0.94	1.11
The US Federal Reserve set the target range of the federal funds rate from 0.00% to 0.25% throughout 2021.
The Swiss National Bank set the three-month Swiss franc London Interbank Offered Rate, which was (0.75)% at the end of 2021.
The European Central Bank set the fixed rate tenders, which stood at 0.00% at the end of 2021.
The Bank of England set the bank rate at 0.10% in 2020 and changed the bank rate to 0.25% in December 2021.
Analysis of changes in net interest income
	2021 vs 2020			2020 vs 2019
	Increase/(decrease) due to changes in			Increase/(decrease) due to changes in
in	Average volume	Average rate	Net change	Average volume	Average rate	Net change
Assets (CHF million)
Cash and due from banks
Switzerland	80	23	103	(7)	(33)	(40)
Foreign	10	(127)	(117)	60	(416)	(356)
Interest-bearing deposits with banks
Switzerland	1	0	1	0	2	2
Foreign	0	8	8	3	(13)	(10)
Securities purchased under resale agreements and securities borrowing transactions
Switzerland	(1)	7	6	54	(71)	(17)
Foreign	(155)	(275)	(430)	(478)	(835)	(1,313)
Trading assets, net of trading liabilities [1]
Switzerland	181	2	183	10	(7)	3
Foreign	(445)	(58)	(503)	36	(708)	(672)
Investment securities
Switzerland	0	0	0	0	(1)	(1)
Foreign	0	(2)	(2)	(5)	0	(5)
Loans
Switzerland	47	(120)	(73)	63	(310)	(247)
Foreign	(18)	(593)	(611)	(155)	(1,044)	(1,199)
Other interest-earning assets
Switzerland	(1)	8	7	4	(50)	(46)
Foreign	(342)	167	(175)	490	(1,999)	(1,509)
Interest-earning assets
Switzerland	307	(80)	227	124	(470)	(346)
Foreign	(950)	(880)	(1,830)	(49)	(5,015)	(5,064)
Change in interest income	(643)	(960)	(1,603)	75	(5,485)	(5,410)
The change in average volume represents the change in the current average balance compared to the average balance from the prior year with respect to the average rate of the prior year. The change in average rate represents the difference between the net change of interest income and the change in average volume.

1
Interest and dividend income from trading assets and interest expenses from trading liabilities are presented on a net basis to align with the presentation of trading revenues. Prior periods have been restated to conform to the current presentation.

Analysis of changes in net interest income (continued)
	2021 vs 2020			2020 vs 2019
	Increase/(decrease) due to changes in			Increase/(decrease) due to changes in
in	Average volume	Average rate	Net change	Average volume	Average rate	Net change
Liabilities (CHF million)
Deposits of banks
Switzerland	0	(4)	(4)	0	1	1
Foreign	0	(118)	(118)	25	(183)	(158)
Deposits of non-banks
Switzerland	(1)	(111)	(112)	2	(190)	(188)
Foreign	32	(752)	(720)	111	(1,708)	(1,597)
Central bank funds purchased / federal funds purchased
Switzerland	0	0	0	0	0	0
Foreign	2	(6)	(4)	(25)	(11)	(36)
Securities sold under repurchase agreements and securities lending transactions
Switzerland	(47)	23	(24)	(9)	(19)	(28)
Foreign	(149)	82	(67)	(4)	(693)	(697)
Commercial paper
Switzerland	0	0	0	0	0	0
Foreign	(34)	(95)	(129)	(134)	(124)	(258)
Other short-term borrowings
Switzerland	(14)	73	59	0	(3)	(3)
Foreign	(4)	(6)	(10)	1	17	18
Long-term debt
Switzerland	656	(701)	(45)	441	(239)	202
Foreign	(112)	(78)	(190)	(139)	(722)	(861)
Other interest-bearing liabilities
Switzerland	1	(1)	0	0	(3)	(3)
Foreign	(184)	82	(102)	50	(783)	(733)
Interest-bearing liabilities
Switzerland	595	(721)	(126)	434	(453)	(19)
Foreign	(449)	(891)	(1,340)	(115)	(4,207)	(4,322)
Change in interest expense [1]	146	(1,612)	(1,466)	319	(4,660)	(4,341)
Change in interest income
Switzerland	(288)	641	353	(310)	(17)	(327)
Foreign	(501)	11	(490)	66	(808)	(742)
Total change in net interest income [1]	(789)	652	(137)	(244)	(825)	(1,069)
The change in average volume represents the change in the current average balance compared to the average balance from the prior year with respect to the average rate of the prior year. The change in average rate represents the difference between the net change of interest income and the change in average volume.

1
Interest and dividend income from trading assets and interest expenses from trading liabilities are presented on a net basis to align with the presentation of trading revenues. Prior periods have been restated to conform to the current presentation.

Maturities and weighted-average yields of debt securities included in financial investments
	Within 1 year		1 to 5 years		5 to 10 years		Total
end of 2021	Amount in CHF million	Yield in %	Amount in CHF million	Yield in %	Amount in CHF million	Yield in %	Amount in CHF million	Yield in %
Debt securities
Swiss federal, cantonal or local governmental entities	0	–	2	3.87	0	–	2	3.87
Corporate debt securities	154	0.03	93	(0.02)	764	0.07	1,011	0.06
Total debt securities	154	0.03	95	0.05	764	0.07	1,013	0.06
Since substantially all investment securities are taxable securities, the yields presented above are on a tax-equivalent basis.
The values above reflect amortized cost. Refer to "Note 17 – Investment securities" in VI –Consolidated financial statements – Credit Suisse Group for further information.

Loan portfolio by industry
end of	2021	2020
Loan portfolio by industry (CHF million)
Banks	1,691	1,858
Other financial services [1]	23,531	20,629
Real estate companies	28,529	29,045
Other services	25,132	26,009
Manufacturing	9,367	9,243
Wholesale and retail trade	9,386	9,440
Construction	3,406	4,205
Transportation	13,201	15,280
Health and social services	2,883	2,628
Hotels and restaurants	1,914	2,184
Agriculture and mining	2,475	3,517
Telecommunications	840	1,045
Governments, public institutions and non-profit organizations	3,848	3,924
Corporate & institutional [1]	126,203	129,007
Consumer [1]	166,861	164,532
Gross loans	293,064	293,539
Net (unearned income)/deferred expenses	(81)	(95)
Allowance for credit losses	(1,297)	(1,536)
Net loans	291,686	291,908
1
Certain consumer loans have been reclassified to corporate & institutional loans following the application of a look-through approach with regard to beneficial owners. The prior period has been reclassified to conform to the current presentation.

Details of the loan portfolio by time remaining until contractual maturity by category
end of 2021	1 year or less	1 year to 5 years	5 years to 15 years	After 15 years	Loans with no stated maturity	[1]	Self- amortizing loans	[2]	Total
Loan portfolio (CHF million)
Mortgages	12,704	40,623	32,736	705	0		2		86,770
Loans collateralized by securities	37,227	6,701	661	1	0		0		44,590
Consumer finance	1,344	1	0	(1)	0		3,460		4,804
Consumer	51,275	47,325	33,397	705	0		3,462		136,164
Real estate	5,388	4,661	4,954	355	0		60		15,418
Commercial and industrial loans	21,961	4,385	3,029	427	0		2,434		32,236
Financial institutions	4,522	2,110	692	206	0		417		7,947
Governments and public institutions	178	625	274	34	0		14		1,125
Corporate & institutional	32,049	11,781	8,949	1,022	0		2,925		56,726
Gross loans with fixed interest rates	83,324	59,106	42,346	1,727	0		6,387		192,890
Mortgages	14,444	8,226	155	(1)	768		171		23,763
Loans collateralized by securities	6,039	547	77	0	0		0		6,663
Consumer finance	223	24	24	1	0		(1)		271
Consumer	20,706	8,797	256	0	768		170		30,697
Real estate	10,551	2,261	66	0	149		84		13,111
Commercial and industrial loans	11,286	17,745	5,919	0	101		1,842		36,893
Financial institutions	7,571	8,241	1,365	2	4		92		17,275
Governments and public institutions	490	796	839	70	0		3		2,198
Corporate & institutional	29,898	29,043	8,189	72	254		2,021		69,477
Gross loans with variable interest rates [3]	50,604	37,840	8,445	72	1,022		2,191		100,174
Gross loans	133,928	96,946	50,791	1,799	1,022		8,578		293,064
Net (unearned income)/deferred expenses									(81)
Allowance for credit losses									(1,297)
Net loans									291,686
1 Loans with no stated maturity include primarily certain loan products within Switzerland without a stated maturity within the original loan agreement.
2 Self-amortizing loans include loans with monthly or quarterly interest and principal payments and are primarily related to lease financings.
3 Includes rollover loans with interest fixing periods up to 12 month.

Allowance for credit losses - credit ratios
	2021	2020	2019
Components (CHF million)
Gross loans	282,821	282,131	285,179
Allowance for credit losses	1,297	1,536	946
Non-accrual loans	1,964	2,041	1,510
Credit ratios (%)
Allowance for credit losses / Gross loans	0.5	0.5	0.3
Non-accrual loans / Gross loans	0.7	0.7	0.5
Allowance for credit losses / non-accrual loans	66.0	75.3	62.6
Gross loans and non-accrual loans exclude loans carried at fair value and the allowance for credit losses is only based on loans that are not carried at fair value.
Allowance for credit losses - ratio of net write-offs to average loans
	2021				2020				2019
end of	Average loan balance	[1]	Net write-offs	Ratio net write-offs/ average loan	Average loan balance	[1]	Net write-offs	Ratio net write-offs/ average loan	Average loan balance	[1]	Net write-offs	Ratio net write-offs/ average loan
Ratio of net write-offs to average loans (CHF million, except where indicated)
Mortgages	112,023		0	0.0%	107,709		(1)	0.0%	107,460		(4)	0.0%
Loans collateralized by securities	53,422		0	0.0%	45,429		(36)	(0.1)%	43,723		(1)	0.0%
Consumer finance	5,946		(46)	(0.8)%	4,687		(42)	(0.9)%	4,286		(72)	(1.7)%
Consumer	171,391		(46)	0.0%	157,825		(79)	(0.1)%	155,469		(77)	0.0%
Real estate	29,304		0	0.0%	29,122		(4)	0.0%	27,706		0	0.0%
Commercial and industrial loans	73,115		(236)	(0.3)%	82,292		(229)	(0.3)%	88,128		(155)	(0.2)%
Financial institutions	21,137		(1)	0.0%	22,745		0	0.0%	20,797		(44)	(0.2)%
Governments and public institutions	3,527		0	0.0%	3,755		0	0.0%	4,111		2	0.0%
Corporate & institutional	127,083		(237)	(0.2)%	137,914		(233)	(0.2)%	140,742		(197)	(0.1)%
Gross loans	298,474		(283)	(0.1)%	295,739		(312)	(0.1)%	296,211		(274)	(0.1)%
1 Monthly averages have been used where daily averages are unavailable.
> Refer to “Credit risk” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk portfolio analysis and “Note 20 – Financial instruments measured at amortized cost and credit losses” for further information on changes in the credit ratios and the related components.
Analysis of the allowance for credit losses
	2021		2020		2019
end of	CHF million	% of allowance in each category to total loans	CHF million	% of allowance in each category to total loans	CHF million	% of allowance in each category to total loans
Analysis of the allowance for credit losses
Mortgages	79	0.0%	75	0.0%	55	0.0%
Loans collateralized by securities	125	0.0%	86	0.0%	22	0.0%
Consumer finance	153	0.1%	157	0.1%	109	0.0%
Consumer	357	0.1%	318	0.1%	186	0.1%
Real estate	55	0.0%	61	0.0%	65	0.0%
Commercial and industrial loans	779	0.3%	1,049	0.4%	633	0.2%
Financial institutions	100	0.0%	106	0.0%	62	0.0%
Governments and public institutions	6	0.0%	2	0.0%	0	0.0%
Corporate & institutional	940	0.3%	1,218	0.4%	760	0.3%
Total allowance for credit losses	1,297	0.5%	1,536	0.5%	946	0.3%
Percentages may not add up due to rounding.

Deposits in Switzerland and foreign offices
	2021				2020				2019
in	Average balance	[1]	Interest expense	Average rate	Average balance	[1]	Interest expense	Average rate	Average balance	[1]	Interest expense	Average rate
Deposits (CHF million, except where indicated)
Non-interest-bearing demand	3,436		–	–	3,404		–	–	2,963		–	–
Interest-bearing demand	146,211		(218)	(0.1)%	134,857		(176)	(0.1)%	125,220		(80)	(0.1)%
Savings deposits	62,247		25	0.0%	63,469		29	0.0%	65,576		48	0.1%
Time deposits	32,575		(66)	(0.2)%	28,742		(3)	0.0%	31,094		120	0.4%
Switzerland	244,469		(259)	(0.1)%	230,472		(150)	(0.1)%	224,853		88	0.0%
Non-interest-bearing demand	2,982		–	–	7,347		–	–	1,966		–	–
Interest-bearing demand	46,241		22	0.0%	36,360		32	0.1%	29,793		122	0.4%
Savings deposits	9,442		32	0.3%	5,694		37	0.6%	52		2	3.8%
Time deposits	113,785		364	0.3%	131,882		1,194	0.9%	136,695		2,843	2.1%
Foreign	172,450		418	0.2%	181,283		1,263	0.7%	168,506		2,967	1.8%
Total deposits	416,919		159	0.0%	411,755		1,113	0.3%	393,359		3,055	0.8%
Deposits by foreign depositors in Swiss offices amounted to CHF 80.2 billion, CHF 73.1 billion and CHF 54.6 billion as of December 31, 2021, 2020 and 2019, respectively.
1 Monthly averages have been used where daily averages are unavailable.
Uninsured and insured deposits
	2021	2020	2019
Deposits (CHF million)
Uninsured deposits [1]	365,809	368,943	367,359
Insured deposits [2]	45,975	38,401	33,168
Total deposits	411,784	407,344	400,527
1
Uninsured deposits are the portion of deposits per client that exceed insurance limits of insurance regimes from countries in which Credit Suisse holds deposits. In addition, uninsured deposits include all deposits which are not covered by an insurance regime.

2 The majority of insured deposits is held in Switzerland and Guernsey. For Switzerland and Guernsey the insurance limit per client is CHF 100,000 and GBP 50,000, respectively.
Maturities of uninsured time deposits
in	2021
Time deposits (CHF million)
3 months or less	87,191
Over 3 through 6 months	22,480
Over 6 through 12 months	17,312
Over 12 months	1,543
Total uninsured time deposits [1]	128,526
Uninsured time deposits are calculated based on the percentage of time deposits to total deposits and they are allocated to the maturities buckets on the basis of total time deposits.
As of the end of 2021, there were no US time deposits that were in excess of the Federal Deposit Insurance Corporation insurance limit or similar state deposit insurance regime.
1
Time deposits that are uninsured (including, for example, US time deposits in uninsured accounts, non-US time deposits in uninsured accounts or non-US time deposits in excess of any country-specific insurance fund limit).

Statistical information – Bank
Statistical information for the Group is required under the SEC’s subpart 1400 of Regulation S-K. Statistical information for the Bank is not materially different, either in absolute amount or in terms of trends, from such statistical information for the Group. The principal differences relate to intercompany eliminations. Certain statistical information is also included in VIII – Consolidated financial statements – Credit Suisse (Bank), including Notes 5 – Net interest income, 16 – Investment securities, 18 – Loans, 19 – Financial instruments measured at amortized cost and credit losses, 24 – Deposits and 33 – Guarantees and commitments.

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
Swiss taxation
Swiss federal withholding tax on dividends and similar distributions
Dividends on Shares made or paid by us out of capital contribution reserves (Reserven aus Kapitaleinlagen), distributions on Shares made or paid by us based upon a reduction of nominal value of Shares (Nennwertherabsetzung) and purchase price for Shares bought back by us for a capital reduction booked against capital contribution reserves and nominal value of Shares are exempt from Swiss federal withholding tax. Dividends and other cash or in-kind distributions (including scrip or stock dividends) on Shares made or paid by us out of profit or reserves other than capital contribution reserves and a purchase price for Shares bought back by us for a capital reduction booked against reserves other than capital contribution reserves are subject to Swiss federal withholding tax at a rate of 35%. Under law in force since January 1, 2020, when paying dividends on Shares out of capital contribution reserves, we are required to pay at the same time in at least the same amount dividends on the Shares out of taxable reserves, and when repurchasing Shares for a capital reduction, we are required to charge at least half of the purchase price, less the nominal value of the Shares bought back for a capital reduction, to capital contribution reserves. The Swiss federal withholding tax must be withheld by us on the gross taxable amount of the dividend or distribution or the purchase price and be remitted by us to the Swiss Federal Tax Administration. Capital gains realized on the sale of Shares in the secondary market are not subject to Swiss federal withholding tax. Any Swiss federal withholding tax must be withheld by us on the gross amount of the dividend or distribution and be remitted to the Swiss Federal Tax Administration.
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
Income and profit tax on dividends and similar distributions
Shares held by Swiss resident individuals as private investments
For holders of Shares who are individuals resident in Switzerland for tax purposes and who hold the Shares as private investments, dividends or distributions on Shares made or paid by us out of capital contribution reserves (Reserven aus Kapitaleinlagen) and distributions on Shares made or paid by us based upon a reduction of nominal value of Shares (Nennwertrückzahlungen) and purchase price for Shares bought back by us for a capital reduction charged to capital contribution reserves and nominal value are exempt from Swiss federal, cantonal and communal income taxes. For such holders, all other amounts of dividends or distributions or purchase price for Shares bought back by us for a capital reduction are subject to Swiss federal, cantonal and communal income taxes. Under law in force since January 1, 2020, when paying dividends on Shares out of capital contribution reserves, we are required to pay at the same time in at least the same amount dividends out of taxable reserves or profit, and when repurchasing Shares for a capital reduction, we are required to charge at least half of the purchase price, less the nominal value of the Shares bought back for a capital reduction, to capital contribution reserves.
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
Stamp duties upon transfer of securities
Secondary market dealings in Shares where no domestic (i.e. Swiss or Liechtenstein) bank and no other domestic securities dealer (as defined in the Swiss Federal Stamp Duty Act) is a party or an intermediary to the transaction are not subject to Swiss federal stamp duty on dealings in securities. Where a domestic bank or a domestic securities dealer is a party or an intermediary to such a transaction, Swiss federal stamp duty on dealings in securities at a rate of 0.15% of the purchase price of the Shares is payable if none of the exemptions provided for in the Swiss Federal Stamp Duty Act applies. Subject to applicable statutory exemptions in respect of the one or the other party to a transaction, generally half of the tax is charged to the one party to the transaction and the other half to the other party.
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
Taxation of dividends
US Holders
For US federal income tax purposes, a US Holder will be required to include the full amount (before reduction for Swiss federal withholding tax) of a dividend paid with respect to Shares, generally as ordinary income. Subject to certain exceptions for short-term and hedged positions, the US dollar amount of dividends received by an individual with respect to our Shares will be subject to taxation at a maximum rate of 20% if the dividends are “qualified dividends”. Dividends paid on the Shares will be treated as qualified dividends if we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (PFIC). Based on our audited consolidated financial statements, we believe that the Group was not treated as a PFIC for US federal income tax purposes with respect to our 2021 or 2020 taxable years. In addition, based on the audited consolidated financial statements of the Group and our current expectations regarding the value and nature of our assets and the sources and nature of our income, we do not anticipate the Group becoming a PFIC for the 2022 taxable year. Holders of our Shares should consult their own tax advisors regarding the availability of the reduced dividend tax rate in light of the considerations discussed above and their own particular circumstances. For this purpose, a “dividend” will include any distribution paid by us with respect to Shares, but only to the extent such distribution is not in excess of our current and accumulated earnings and profits as defined for US federal income tax purposes. Such dividend will constitute income from sources outside of the US. Subject to the limitations and conditions provided in the IR Code, a US Holder may deduct from its US federal taxable income, or claim as a credit against its US federal income tax liability, the Swiss federal withholding tax withheld. Under the IR Code, dividend payments by us on Shares are not eligible for the dividends received deduction generally allowed to corporate shareholders. Any distribution that exceeds our earnings and profits will be treated as a non-taxable return of capital to the extent of the US Holder’s tax basis in Shares and thereafter as capital gain. Because we do not intend to maintain calculations of our earnings and profits on the basis of US federal income tax principles, a US Holder should expect that any information reporting it receives may treat the full amount of any distribution paid as a dividend.
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
Property and equipment
Our principal executive offices, which we own, are located at Paradeplatz 8, Zurich, Switzerland. As of the end of 2021, we maintained 311 offices and branches worldwide, of which approximately 52% were located in Switzerland.
As of the end of 2021, approximately 18% of our worldwide offices and branches were owned directly by us, with the remainder being held under commercial leases. With respect to those held under commercial leases, 48% of the related lease commitments expire after 2026. The book value of the ten largest owned properties was approximately CHF 0.6 billion as of the end of 2021. None of our principal facilities are subject to mortgages or other security interests granted to secure indebtedness to financial institutions.
We believe that our current facilities are adequate for existing operations. Management regularly evaluates our operating facilities for suitability, market presence, renovation and maintenance.

[this page intentionally left blank]

Appendix
Selected five-year information
List of abbreviations
Glossary
Investor information
Financial calendar and contacts

Selected five-year information
Selected information – Group
in / end of	2021		2020	2019	2018	2017
Condensed consolidated statements of operations (CHF million)
Net revenues	22,696		22,389	22,484	20,920	20,900
Provision for credit losses	4,205		1,096	324	245	210
Total operating expenses	19,091		17,826	17,440	17,303	18,897
Income/(loss) before taxes	(600)		3,467	4,720	3,372	1,793
Income tax expense	1,026		801	1,295	1,361	2,741
Net income/(loss)	(1,626)		2,666	3,425	2,011	(948)
Net income/(loss) attributable to noncontrolling interests	24		(3)	6	(13)	35
Net income/(loss) attributable to shareholders	(1,650)		2,669	3,419	2,024	(983)
Earnings per share (CHF)
Basic earnings/(loss) per share	(0.67)		1.09	1.35	0.79	(0.41)
Diluted earnings/(loss) per share	(0.67)		1.06	1.32	0.77	(0.41)
Consolidated balance sheet (CHF million)
Total assets [1]	755,833		818,965	801,829	785,789	815,802
Share capital	106		98	102	102	102
Shareholders' equity	43,954		42,677	43,644	43,922	41,902
Shares outstanding (million)
Shares outstanding	2,569.7		2,406.1	2,436.2	2,550.6	2,550.3
Dividend per share (CHF)
Dividend per share	0.10	[2]	0.10	0.2776	0.2625	0.25
1
Prior periods have been revised. Refer to “Note 1 – Summary of significant accounting policies – Revisions of prior period financial statements” in VI – Consolidated financial statements – Credit Suisse Group for further information.

2 Proposal of the Board of Directors to the Annual General Meeting on April 29, 2022.
Selected information – Bank
in / end of	2021	2020	2019	2018	2017
Condensed consolidated statements of operations (CHF million)
Net revenues	23,042	22,503	22,686	20,820	20,965
Provision for credit losses	4,209	1,092	324	245	210
Total operating expenses	18,924	18,200	17,969	17,719	19,202
Income/(loss) before taxes	(91)	3,211	4,393	2,856	1,553
Income tax expense	938	697	1,298	1,134	2,781
Net income/(loss)	(1,029)	2,514	3,095	1,722	(1,228)
Net income/(loss) attributable to noncontrolling interests	(100)	3	14	(7)	27
Net income/(loss) attributable to shareholders	(929)	2,511	3,081	1,729	(1,255)
Consolidated balance sheet (CHF million)
Total assets [1]	759,214	822,831	804,993	788,942	817,885
Share capital	4,400	4,400	4,400	4,400	4,400
Shareholders' equity	47,390	46,264	46,120	45,296	42,670
Number of shares outstanding (million)
Number of shares outstanding	4,399.7	4,399.7	4,399.7	4,399.7	4,399.7
1
Prior periods have been revised. Refer to “Note 1 – Summary of significant accounting policies – Revisions of prior period financial statements” in VI – Consolidated financial statements – Credit Suisse Group for further information.

List of abbreviations
A
ABO	Accumulated benefit obligation
ABS	Asset-backed securities
ADS	American Depositary Shares
AEI	Automatic Exchange of Information
AES®	Advanced execution services
AGM	Annual General Meeting
AIG	American International Group, Inc.
A-IRB	Advanced internal ratings-based approach
AMA	Advanced measurement approach
AoA	Articles of Association
AOCI	Accumulated other comprehensive income/(loss)
ARR	Alternative reference rate
ASC	Accounting Standards Codification
ASF	Available stable funding
ASU	Accounting Standards Update
B
BA	Bachelor of Arts
BBSW	Bank Bill Swap Rate
BCBS	Basel Committee on Banking Supervision
BEAT	Base Erosion and Anti-abuse Tax
BIS	Bank for International Settlements
Board	Board of Directors
bp	basis points
BS	Bachelor of Science
BVG	Swiss Federal Law on Occupational Retirement, Survivors’ and Disability Pension Plans
C
CALMC	Capital Allocation and Liability Management Committee
CALRMC	Capital Allocation, Liability and Risk Management Committee
CARMC	Capital Allocation and Risk Management Committee
CCA	Contingent Capital Awards
CCAR	Comprehensive Capital Analysis and Review
CCO	Chief Compliance Officer
CDO	Collateralized debt obligation
CDS	Credit default swap
CDX	Credit default swap index
CECL	Current expected credit loss
CEO	Chief Executive Officer
CET1	Common equity tier 1
CETF	Client energy transition framework
CFO	Chief Financial Officer
CFTC	Commodity Futures Trading Commission
CLO	Collateralized loan obligation
CMBS	Commercial mortgage-backed securities
CMI	Continuous Mortality Investigation
CMS	Constant maturity swap
CMT	Crisis Management Team
COF	Capital Opportunity Facility
COO	Chief Operating Officer
COSO	Committee of Sponsoring Organizations of the Treadway Commission
CP	Commercial paper
CPR	Constant prepayment rate
CSAM	Credit Suisse Asset Management (Schweiz) AG
C (continued)
CRD	Capital Requirements Directive
CRO	Chief Risk Officer
CRR	Capital Requirements Regulation
CSI	Credit Suisse International
CSSEL	Credit Suisse Securities (Europe) Limited
CVA	Credit valuation adjustment
D
DFS	Department of Financial Services
DOJ	US Department of Justice
E
EAD	Exposure at default
EBITDA	Earnings before interest, taxes, depreciation and amortization
ECB	European Central Bank
EGM	Extraordinary General Meeting
EMEA	Europe, Middle East and Africa
EMIR	European Market Infrastructure Regulation
ERM	Enterprise Risk Management
ESG	Environmental, Social and Governance
ETF	Exchange-traded funds
ExB RMC	Executive Board Risk Management Committee
F
FASB	Financial Accounting Standards Board
FATCA	Foreign Account Tax Compliance Act
FCA	UK Financial Conduct Authority
FDIC	Federal Deposit Insurance Corporation
Fed	US Federal Reserve
FINMA	Swiss Financial Market Supervisory Authority FINMA
FINRA	Financial Industry Regulatory Authority
FMIA	Swiss Federal Act on Financial Market Infrastructure and Market Conduct in Securities and Derivatives Trading
FSA	UK Financial Services Authority
FSB	Financial Stability Board
FSMA	Financial Services and Markets Act 2000
FSTF	Financial Services Task Force
FTQ Lite	Flight to quality lite
FVA	Funding valuation adjustments
FX	Foreign exchange
G
G7	Group of seven leading industrial nations
G20	Group of Twenty Finance Ministers and Central Bank Governors
GAAP	Generally accepted accounting principles
GCB	Group Conduct Board
GCRC	Global Client Risk Committee
GDP	Gross domestic product
G-SIB	Global Systemically Important Bank
GTS	Global Trading Solutions
H
HQLA	High quality liquid assets
HNWI	High-net-worth individuals

I
IBOR	Interbank offered rate
IBCM	Investment Banking & Capital Markets
ICAAP	Internal capital adequacy assessment process
ICE	Intercontinental Exchange
IFRS	International Financial Reporting Standards
IHC	US intermediate holding company
IMF	International Monetary Fund
IMPACT	Inclusion, meritocracy, partnership, accountability, client-focus & trust
IPO	Initial public offering
IRC	Incremental risk charge
IRRBB	interest rate risk in the banking book
IRS	Internal Revenue Service
ISDA	International Swaps and Derivatives Association, Inc.
L
LCR	Liquidity coverage ratio
LGD	Loss given default
LIBOR	London Interbank Offered Rate
LLM	Master of laws
LoD	Line of Defence
LTI	Long-term incentive
LTV	Loan-to-value
M
M&A	Mergers and acquisitions
MA	Master of Arts
MACC	Model Approval and Control Committee
MBA	Master of Business Administration
MCAA	Multilateral Competent Authority Agreement
MCN	Mandatory convertible note
MEF	Macroeconomic factor
MiFID I	Markets in Financial Instruments Directive
MiFID II	Revised Markets in Financial Instruments Directive
MPR	Market price of risk
MRTC	Material risk takers and controllers
MSRB	Municipal Securities Rulemaking Board
N
NAB	Neue Aargauer Bank
Nasdaq	Nasdaq Stock Market
NAV	Net asset value
NFRF	Non-financial risk framework
NOL	Net operating loss
NRV	Negative replacement value
NSFR	Net stable funding ratio
NYSE	New York Stock Exchange
O
OCI	Other comprehensive income
OECD	Organisation for Economic Co-operation and Development
OFAC	Office of Foreign Assets Control
OGR	Organizational Guidelines and Regulations
OTC	Over-the-counter
P
PBO	Projected benefit obligation
PD	Probability of default
PFIC	Passive foreign investment company
PRA	Prudential Regulation Authority
PRV	Positive replacement value
PSA	Prepayment speed assumption
R
RMBS	Residential mortgage-backed securities
RNIV	Risk not in VaR
ROE	Return on equity
RoTE	Return on tangible equity
RPSC	Risk Processes & Standards Committee
RRP	Recovery and resolution plan
RSF	Required stable funding
RTSR	Relative total shareholder return
RWA	Risk-weighted assets
S
SAPS	Self-administered pension scheme
SARON	Swiss Average Rate Overnight
SBTi	Science Based Targets initiative
SCFF	Supply chain finance funds
SDP	Strategic Delivery Plan
SEC	US Securities and Exchange Commission
SEI	Significant economic interest
SFTQ	Severe flight to quality
SIBOR	Singapore Interbank Offered Rate
SMAC	Senior Management Approval Committee
SME	Small- and medium-sized enterprises
SNB	Swiss National Bank
SOFR	Secured Overnight Financing Rate
SOR	Singapore Swap Offer Rate
SPAC	Special purpose acquisition company
SPE	Special purpose entity
SPIA	Single premium immediate annuity
SRI	Sustainability, Research & Investment Solutions
SSAF	Sustainability Strategy, Advisory and Finance
STI	Short-term incentive
T
TBVPS	Tangible book value per share
TCFD	Task Force on Climate-related Financial Disclosures
TLAC	Total loss-absorbing capacity
U
UHNW	Ultra-high-net-worth
UHNWI	Ultra-high-net-worth individuals
UK	United Kingdom
UN	United Nations
US	United States of America
US GAAP	US generally accepted accounting principles
V
VaR	Value-at-risk
VARMC	Valuation Risk Management Committee
VDAX	Deutsche Börse AG DAX Volatility Index
VIE	Variable interest entity
VIX	Chicago Board of Options Exchange Market Volatility Index

Glossary

A
Advanced execution services® (AES®)	AES® is a suite of algorithmic trading strategies, tools and analytics operated by Credit Suisse to facilitate global equity trading. By employing algorithms to execute client orders and limit volatility, AES® helps institutions and hedge funds reduce market impact. Credit Suisse provides access to over 100 trading destinations in over 40 countries and six continents.
Advanced internal ratings-based approach (A-IRB)	Under the A-IRB approach, risk weights are determined by using internal risk parameters. We have received approval from FINMA to use, and have fully implemented, the A-IRB approach whereby we provide our own estimates for probability of default (PD), loss given default (LGD) and exposure at default (EAD). We use the A-IRB approach to determine our institutional credit risk and most of our retail credit risk.
Advanced measurement approach (AMA)	The AMA is used for measuring operational risk. The methodology is based upon the identification of a number of key risk scenarios that describe the major operational risks we face. Groups of senior staff review each scenario and discuss the likelihood of occurrence and the potential severity of loss. Internal and external loss data, along with certain business environment and internal control factors, such as self-assessment results and key risk indicators, are considered as part of this process. Based on the output from these meetings, we enter the scenario parameters into an operational risk model that generates a loss distribution from which the level of capital required to cover operational risk is determined. We have received approval from FINMA to use an internal model for the calculation of operational risk capital, which is aligned with the requirements of the AMA under the Basel framework.
Affluent and retail clients	We define affluent and retail clients as individuals having assets under management below CHF 1 million.
American Depositary Shares (ADS)	An ADS, which is evidenced by an American Depositary Receipt, is a negotiable certificate issued by a depositary bank that represents all or part of an underlying share of a foreign-based company held in custody.
B
Backtesting	Backtesting is one of the techniques used to assess the accuracy and performance of VaR models. Backtesting is used by regulators to assess the adequacy of regulatory capital held by a bank. It involves comparing of the results produced by the VaR model with the hypothetical trading revenues on the trading book. VaR models that experience less than five exceptions in a rolling 12-month period are considered by regulators to be classified in a defined "green zone". The "green zone" corresponds to backtesting results that do not themselves suggest a problem with the quality or accuracy of a bank's model.
Bank for International Settlements (BIS)	The Bank for International Settlements (BIS) serves central banks in their pursuit of monetary and financial stability, fosters international cooperation in those areas and acts as a bank for central banks.
Basel III	In December 2010, the Basel Committee on Banking Supervision (BCBS) issued the Basel III framework, which is a comprehensive set of reform measures to strengthen the regulation, supervision and risk management of the banking sector. These measures aim to improve the banking sector's ability to absorb shocks arising from financial and economic stress, whatever the source, improve risk management and governance and strengthen banks' transparency and disclosures. The phase-in period for Basel III was January 1, 2013 through January 1, 2019.
Basel Committee on Banking Supervision (BCBS)	The Basel Committee on Banking Supervision (BCBS) provides a forum for regular cooperation on banking supervisory matters. Its objective is to enhance the understanding of key supervisory issues and improve the quality of banking supervision worldwide. It seeks to do so by exchanging information on national supervisory issues, approaches and techniques, with a view to promoting common understanding. At times, the BCBS uses this common understanding to develop guidelines and supervisory standards in areas where they are considered desirable. In this regard, the BCBS is best known for its international standards on capital adequacy, the Core Principles for Effective Banking Supervision and the Concordat on cross-border banking supervision.
Booking center	Part of a legal entity of Credit Suisse AG that is registered with a domestic banking license where client assets are administered and booked.

C
Current expected credit losses (CECL)	CECL is a FASB accounting standard which requires the measurement of all expected credit losses for financial instruments measured at amortized cost and held at the reporting date over the remaining contractual life (considering the effect of prepayments) based on historical experience, current conditions and reasonable and supportable forecasts. The CECL standard has replaced the previous incurred loss methodology for recognizing credit losses.
CET1 ratio	CET1 ratio means the ratio (expressed as a percentage) of CET1 capital divided by risk-weighted assets.
Collateralized debt obligation (CDO)	A CDO is a type of structured asset-backed security whose value and payments are derived from a portfolio of underlying fixed-income assets.
Commercial mortgage-backed securities (CMBS)	CMBS are a type of mortgage-backed security that is secured by loans on commercial property and can provide liquidity to real estate investors and commercial lenders.
Commercial paper (CP)	Commercial paper is an unsecured money-market security with a fixed maturity of 1 to 364 days, issued by large banks and corporations to raise funds to meet short term debt obligations.
Constant prepayment rate (CPR)	CPR is a loan prepayment rate that is equal to the proportion of the principal of a pool of loans that is assumed to be paid off prematurely in each period. The calculation of this estimate is based on a number of factors such as historical prepayment rates for previous loans that are similar to ones in the pool and on future economic outlooks.
Credit default swap (CDS)	A CDS is a contractual agreement in which the buyer of the swap pays a periodic fee in return for a contingent payment by the seller of the swap following a credit event of a reference entity. A credit event is commonly defined as bankruptcy, insolvency, receivership, material adverse restructuring of debt or failure to meet payment obligations when due.
Credit valuation adjustment (CVA)	The CVA represents the market value of counterparty credit risk for uncollateralized OTC derivative instruments.
D
Debit valuation adjustment	The debit valuation adjustment represents the market value of our own credit risk for uncollateralized OTC derivative instruments.
Derivatives	Derivatives are financial instruments or contracts that meet all of the following three characteristics: (1) their value changes in response to changes in an underlying price, such as interest rate, security price, foreign exchange rate, credit rating/price or index; (2) they require no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors; and (3) their terms require or permit net settlement (US GAAP) or they settle at a future date (IFRS).
E
Exposure at default (EAD)	The EAD represents the expected amount of credit exposure in the event of a default and reflects the current drawn exposure and an expectation regarding the future evolution of the credit exposure. For loan exposures, a credit conversion factor is applied to project the additional drawn amount. The credit conversion factor related to traded products such as derivatives is based on a simulation using statistical models.
F
Fair value	The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
G
G7	The G7 is a group of finance ministers from seven industrialized nations: the US, UK, France, Germany, Italy, Canada and Japan.
G20	The G20 is a group of finance ministers and central bank governors from 19 countries (Argentina, Australia, Brazil, Canada, China, France, Germany, India, Indonesia, Italy, Japan, Republic of Korea, Mexico, Russia, Saudi Arabia, South Africa, Turkey, the UK and the US) and the EU.
H
Haircut	The percentage by which an asset's market value is reduced for the purpose of calculating capital, margin requirements and collateral levels. This is used to provide a cushion when lending against collateral to account for possible adverse movements in the value of the collateral.
Higher Trigger Capital Amount	The capital ratio write-down triggers for certain of our outstanding capital instruments take into account the fact that other outstanding capital instruments that contain relatively higher capital ratios as part of their trigger feature are expected to convert into equity or be written down prior to the write-down of such capital instruments. The amount of additional capital that is expected to be contributed by such conversion into equity or write-down is referred to as the Higher Trigger Capital Amount.
High-net-worth individuals (HNWI)	We define high-net-worth individuals as individuals having assets under management in excess of CHF 1 million.
I
Incremental risk charge (IRC)	The IRC represents an estimate of the issuer default and migration risk of positions in the trading book over a one-year capital horizon at a 99.9% confidence level, taking into account the liquidity horizons of individual positions. This includes sovereign debt, but excludes securitizations and correlation products.

L
Liquidity coverage ratio (LCR)	The LCR aims to ensure that banks have a stock of unencumbered high-quality liquid assets available to meet liquidity needs for a 30-day time horizon under a severe stress scenario. The LCR is comprised of two components: the value of the stock of high quality liquid assets in stressed conditions and the total net cash outflows calculated according to specified scenario parameters. The ratio of liquid assets over net cash outflows should be at least 100%.
Lombard loan	A loan granted against pledged collateral in the form of securities.
London Interbank Offered Rate (LIBOR)	LIBOR is a daily reference rate based on the interest rates at which banks borrow unsecured funds from other banks in the London wholesale money market.
Loss given default (LGD)	LGD parameters consider seniority, collateral, counterparty industry and, in certain cases, fair value markdowns. LGD estimates are based on an empirical analysis of historical loss rates and are calibrated to reflect time and cost of recovery as well as economic downturn conditions. For much of the loan portfolio of private banking, corporate and institutional businesses, the LGD is primarily dependent upon the type and amount of collateral pledged. For other retail credit risk, predominantly loans secured by financial collateral, pool LGDs differentiate between standard and higher risks, as well as domestic and foreign transactions. The credit approval and collateral monitoring processes are based on loan-to-value (LTV) limits. For mortgages (residential or commercial), recovery rates are differentiated by type of property.
M
Match funded	Match funded balance sheet items consist of assets and liabilities with close to equal liquidity durations and value so that the liquidity and funding generated or required by the positions are substantially equivalent.
Material risk takers and controllers (MRTC)	MRTC are employees who, either individually or as a part of a group, are considered to have a potentially material impact on the Group's risk profile.
N
Negative replacement value (NRV)	NRV represents the negative fair value of a derivative financial instrument at a given financial reporting date. A negative replacement value reflects the amount payable to the counterparty if the derivative transaction were to be settled at the reporting date, or alternatively, the cost at a given reporting date to close an open derivative position with a fully offsetting transaction.
Net stable funding ratio (NSFR)	The NSFR is intended to ensure that banks maintain a structurally sound long-term funding profile beyond one year and is a complementary measure to the LCR. It is structured to ensure that illiquid assets are funded with an appropriate amount of stable long-term funds. The standard is defined as the ratio of available stable funding over the amount of required stable funding. The ratio should always be at least 100%.
N (continued)
Netting agreements	Netting agreements are contracts between two parties where under certain circumstances, such as insolvency, bankruptcy or any other credit event, mutual claims from outstanding business transactions can be offset against each other. The inclusion of a legally binding netting agreement reduces the default risk from a gross to a net amount.
O
Over-the-counter (OTC)	Over-the-counter securities and derivatives are not traded on an exchange but via private contracts between counterparties.
P
Position risk	Component of the economic capital framework, which is used to assess, monitor and report risk exposures throughout the Group. Position risk is the level of unexpected loss in economic value on our portfolio of positions over a one-year horizon which is exceeded with a given small probability (1% for risk management purposes; 0.03% for capital management purposes).
Positive replacement value (PRV)	PRV represents the positive fair value of a derivative financial instrument at a given reporting date. A positive replacement value reflects the amount receivable from the counterparty if the derivative transaction were to be settled at the reporting date, or alternatively, the cost at a given reporting date to enter into the exact same transaction for the residual term, if the existing counterparty should default.
Probability of default (PD)	PD parameters capture the risk of a counterparty defaulting over a one-year time horizon. PD estimates are based on time-weighted averages of historical default rates by rating grade, with low-default-portfolio estimation techniques applied for higher quality rating grades. Each PD reflects the internal rating for the relevant obligor.
R
Regulatory VaR	Regulatory VaR is a version of VaR that uses an exponential weighting technique that automatically increases VaR where recent short-term market volatility is greater than long-term volatility in the two-year dataset. Regulatory VaR uses an expected shortfall calculation based on average losses, and a ten-day holding period. This results in a more responsive VaR model, as the overall increases in market volatility are reflected almost immediately in the regulatory VaR model.
Repurchase agreements	Repurchase agreements are securities sold under agreements to repurchase substantially identical securities. These transactions normally do not constitute economic sales and are therefore treated as collateralized financing transactions and are carried in the balance sheet at the amount of cash received (liability) and cash disbursed (asset), respectively.
Residential mortgage-backed securities (RMBS)	RMBS are a type of mortgage-backed security composed of a wide array of different non-commercial mortgage debts. They securitize the mortgage payments of non-commercial real estate. Different residential mortgages with varying credit ratings are pooled together and sold in tranches to investors.

R (continued)
Reverse repurchase agreements	Reverse repurchase agreements are purchases of securities under agreements to resell substantially identical securities. These transactions normally do not constitute economic sales and are therefore treated as collateralized financing transactions and are carried in the balance sheet at the amount of cash received (liability) and cash disbursed (asset), respectively.
Risk management VaR	Risk management VaR is a version of VaR that uses an exponential weighting technique that automatically adjusts VaR where recent short-term market volatility differs from long-term volatility in the two-year dataset. Risk management VaR uses an expected shortfall calculation based on average losses, and a one-day holding period. This results in a more responsive VaR model, as the overall changes in market volatility are reflected almost immediately in the risk management VaR model.
Risk mitigation	Risk mitigation refers to measures undertaken by the Group or the Bank to actively manage its risk exposure. For credit risk exposure, such measures would normally include utilizing credit hedges and collateral, such as cash and marketable securities. Credit hedges represent the notional exposure that can be transferred to other market counterparties, generally through the use of credit default swaps. In addition, risk mitigation also includes the active management of a loan portfolio by selling or sub-participating positions.
Risk not in VaR (RNIV)	RNIV captures a variety of risks, such as certain basis risks, higher order risks and cross risks between asset classes, not adequately captured by the VaR model for example due to lack of sufficient or accurate risk or historical market data.
Risk-weighted assets (RWA)	The value of the Group's assets weighted according to certain identified risks for compliance with regulatory provisions.
S
Stressed VaR	Stressed VaR replicates a VaR calculation on the current portfolio of the Group or the Bank, taking into account a one-year observation period relating to significant financial stress; it helps reduce the pro-cyclicality of the minimum capital requirements for market risk.
Swiss Financial Market Supervisory Authority FINMA (FINMA)	FINMA, as an independent supervisory authority, protects creditors, investors and policy holders, ensuring the smooth functioning of the financial markets and preserving their reputation. In its role as state supervisory authority, FINMA acts as an oversight authority of banks, insurance companies, exchanges, securities dealers, collective investment schemes, distributors and insurance intermediaries. It is responsible for combating money laundering and, where necessary, conducts restructuring and bankruptcy proceedings and issues operating licenses for companies in the supervised sectors. Through its supervisory activities, it ensures that supervised institutions comply with the requisite laws, ordinances, directives and regulations and continues to fulfill the licensing requirements. FINMA also acts as a regulatory body; it participates in legislative procedures, issues its own ordinances and circulars where authorized to do so, and is responsible for the recognition of self-regulatory standards.
T
“Too Big to Fail”	In 2011, the Swiss Parliament passed legislation relating to big banks. The legislation includes capital and liquidity requirements and rules regarding risk diversification and emergency plans designed to maintain systemically relevant functions even in the event of threatened insolvency.
Total loss-absorbing capacity (TLAC)	TLAC is a regulatory requirement designed to ensure that Global Systemically Important Banks (G-SIBs) have the loss-absorbing and recapitalization capacity so that, in an immediately following resolution, critical functions can continue without requiring taxpayer support or threatening financial stability.
Total return swap (TRS)	A TRS is a swap agreement in which one party makes payments based on a set rate, either fixed or variable, while the other party makes payments based on the return of an underlying asset, which includes both the income it generates and any capital gains. In total return swaps, the underlying asset, referred to as the reference asset, is usually an equity index, loans or bonds.
U
Ultra-high-net-worth individuals (UHNWI)	Ultra-high-net-worth individuals have assets under management in excess of CHF 50 million or total wealth exceeding CHF 250 million.
V
Value-at-risk (VaR)	VaR is a technique used to measure the potential loss in fair value of financial instruments based on a statistical analysis of historical price trends and volatilities. VaR as a concept is applicable for all financial risk types with adequate price histories; the use of VaR allows the comparison of risk across different businesses.

Investor information
Share data
in / end of	2021		2020		2019
Share price (common shares, CHF)
Average	10.09		9.96		12.11
Minimum	8.43		6.42		10.59
Maximum	13.24		13.27		13.54
End of period	8.872		11.40		13.105
Share price (American Depositary Shares, USD)
Average	11.02		10.55		12.15
Minimum	9.14		6.48		10.74
Maximum	14.55		13.61		13.63
End of period	9.64		12.80		13.45
Market capitalization
Market capitalization (CHF million)	23,295	[1]	27,904		32,451
Dividend per share (CHF)
Dividend per share	0.10	[2]	0.10	[3]	0.2776	[3]
1 Excludes shares held as part of the share buyback program.
2
Proposal of the Board of Directors to the Annual General Meeting on April 29, 2022. Fifty percent of the distribution will be paid out of capital contribution reserves, and fifty percent will be paid out of retained earnings.

3 Fifty percent paid out of capital contribution reserves and fifty percent paid out of retained earnings.

Ticker symbols / stock exchange listings
	Common shares	ADS	[1]
Ticker symbols
SIX Financial Information	CSGN	–
New York Stock Exchange	–	CS
Bloomberg	CSGN SW	CS US
Reuters	CSGN.S	CS.N
Stock exchange listings
Swiss security number	1213853	570660
ISIN number	CH0012138530	US2254011081
CUSIP number	–	225 401 108
1 One American Depositary Share (ADS) represents one common share.
Credit ratings and outlook
as of March 9, 2022	Short-term debt	Long-term debt	Outlook
Credit Suisse Group AG
Moody's	–	Baa1	Stable
Standard & Poor's	–	BBB+	Negative
Fitch Ratings	F2	A-	Negative
Rating and Investment Information	–	A+	Stable
Credit Suisse AG
Moody's	P-1	A1	Stable
Standard & Poor's	A-1	A+	Negative
Fitch Ratings	F1	A	Negative
Foreign currency translation rates
	End of			Average in
	2021	2020	2019	2021	2020	2019
1 USD / 1 CHF	0.91	0.88	0.97	0.91	0.94	0.99
1 EUR / 1 CHF	1.03	1.08	1.09	1.08	1.07	1.11
1 GBP / 1 CHF	1.24	1.20	1.27	1.26	1.21	1.27
100 JPY / 1 CHF	0.79	0.85	0.89	0.83	0.88	0.91

Financial calendar and contacts
Financial calendar
First quarter results 2022	Wednesday, April 27, 2022
Annual General Meeting 2022	Friday, April 29, 2022
Second quarter results 2022	Wednesday, July 27, 2022
Third quarter results 2022	Thursday, October 27, 2022

Investor relations
Phone	+41 44 333 71 49
E-mail	investor.relations@credit-suisse.com
Internet	credit-suisse.com/investors
Media relations
Phone	+41 844 33 88 44
E-mail	media.relations@credit-suisse.com
Internet	credit-suisse.com/news

Financial information and printed copies
Annual reports	credit-suisse.com/annualreporting
Interim reports	credit-suisse.com/interimreporting
US share register and transfer agent
ADS depositary bank	The Bank of New York Mellon
Shareholder correspondence address	BNY Mellon Shareowner Services
P.O. Box 505000
Louisville, KY 40233-5000
Overnight correspondence address	BNY Mellon Shareowner Services
462 South 4th Street, Suite 1600
Louisville, KY 40202
US and Canada phone	+1 866 886 0788
Phone from outside US and Canada	+1 201 680 6825
E-mail	shrrelations@cpushareownerservices.com
Swiss share register and transfer agent
Address	Credit Suisse Group AG
Share Register
ROXS
8070 Zurich, Switzerland
Phone	+41 44 332 02 02
E-mail	share.register@credit-suisse.com

Main offices
Switzerland
Credit Suisse
Paradeplatz 8
8070 Zurich
Switzerland
Tel. +41 44 333 11 11
Europe, Middle East and Africa
Credit Suisse
One Cabot Square
London E14 4QJ
United Kingdom
Tel. +44 20 7888 8888
Americas
Credit Suisse
Eleven Madison Avenue
New York, NY 10010
United States
Tel. +1 212 325 2000
Credit Suisse
Rua Leopoldo Couto de
Magalhães Jr. 700
São Paulo 04542-000
Brazil
Tel. +55 11 3701 6800
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
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, targets, goals, expectations, estimates and intentions expressed in such forward-looking statements and that the ongoing COVID-19 pandemic creates significantly greater uncertainty about forward-looking statements in addition to the factors that generally affect our business. These factors include:
■ the ability to maintain sufficient liquidity and access capital markets;
■ market volatility, increases in inflation and interest rate fluctuations or developments affecting interest rate levels;
■ the ongoing significant negative consequences of the Archegos and supply chain finance funds matters and our ability to successfully resolve these matters;
■ our ability to improve our risk management procedures and policies and hedging strategies;
■ the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of negative impacts of COVID-19 on the global economy and financial markets and the risk of continued slow economic recovery or downturn in the EU, the US or other developed countries or in emerging markets in 2022 and beyond;
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
■ geopolitical and diplomatic tensions, instabilities and conflicts, including war, civil unrest, terrorist activity, sanctions or other geopolitical events or escalations of hostilities;
■ political, social and environmental developments, including climate change;
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
■ the discontinuation of LIBOR and other interbank offered rates and the transition to alternative reference rates;
■ the potential effects of changes in our legal entity structure;
■ competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
■ the ability to retain and recruit qualified personnel;
■ the ability to protect our reputation and promote our brand;
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

Production: Management Digital Data AG
Printer: Neidhart + Schön Print AG
Paper (cover): Nautilus, SuperWhite, matt, 100% Recycling, 350g/m2
Paper (content): Image Impact, HighWhite, matt, FSC-Mix, 100g/m2

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