Form 20-F
period 2022-12-31
CREDIT SUISSE GROUP AG; CREDIT SUISSE AG
filed 2023-03-14
CIK 1159510, 1053092

As filed with the Securities and Exchange Commission on March 14, 2023
UNITED STATESSECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 20-F
☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2022
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
Dixit Joshi
Chief Financial Officer
Paradeplatz 8, 8001 Zurich, Switzerland
dixit.joshi@credit-suisse.com
Telephone: +41 44 333 1111
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Commission file number: 001-33434
Credit Suisse AG
(Exact name of Registrant as specified in its charter)
Canton of Zurich, Switzerland
(Jurisdiction of incorporation or organization)
Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive offices)
Dixit Joshi
Chief Financial Officer
Paradeplatz 8, 8001 Zurich, Switzerland
dixit.joshi@credit-suisse.com
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

* Not for trading, but only in connection with the registration of the American Depositary Shares

Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2022: 3,941,250,081 shares of Credit Suisse Group AG
Indicate by check mark if the Registrants are well-known seasoned issuers, as defined in Rule 405 of the Securities Act.
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
   Yes   ☒   No   ☐
Indicate by check mark whether the Registrants have submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrants were required to submit such files).
   Yes   ☒   No   ☐
Indicate by check mark whether the Registrants are large accelerated filers, accelerated filers, non-accelerated filers, or emerging growth companies. See definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
   Large accelerated filer ☒     Accelerated filer ☐      Non-accelerated filer ☐     Emerging growth company ☐
If emerging growth companies that prepare their financial statements in accordance with U.S. GAAP, indicate by check mark if the Registrants have elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act. ☐
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check mark whether the Registrants have filed reports on and attestations to their management’s assessment of the effectiveness of their internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the Registrants included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the Registrants’ executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐
Indicate by check mark which basis of accounting the Registrants have used to prepare the financial statements included in this filing:
U.S. GAAP  ☒
International  ☐
Financial Reporting Standards
as issued by the International Accounting Standards Board
Other  ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Registrants have elected to follow.
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
Item 16. [Reserved]
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
Part III
Item 17. Financial statements.
Item 18. Financial statements.
Item 19. Exhibits.
SIGNATURES
20-F/5

Definitions
For the purposes of this Form 20-F and the attached Annual Report 2022, unless the context otherwise requires, the terms “Credit Suisse Group,” “Credit Suisse,” the “Group,” “we,” “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries. The business of Credit Suisse AG, the direct bank subsidiary of the Group, is substantially similar to the Group, and we use these terms to refer to both when the subject is the same or substantially similar. We use the term the “Bank” when we are referring only to Credit Suisse AG and its consolidated subsidiaries.
Abbreviations and selected terms are explained in the List of abbreviations and the Glossary in the back of the Annual Report 2022.
Sources
Throughout this Form 20-F and the attached Annual Report 2022, we describe the position and ranking of our various businesses in certain industry and geographic markets. The sources for such descriptions come from a variety of conventional publications generally accepted as relevant business indicators by members of the financial services industry. These sources include: Standard & Poor’s, Dealogic, Institutional Investor, Lipper, Moody’s Investors Service and Fitch Ratings.
Cautionary statement regarding forward-looking information
For Credit Suisse and the Bank, please see the Cautionary statement regarding forward-looking information on the inside page of the back cover of the attached Annual Report 2022.
Explanatory note
For the avoidance of doubt, the information appearing on pages 2, 4 to 8, 220 to 222 and A-3 to A-11 are not included in Credit Suisse’s and the Bank’s Form 20-F for the fiscal year ended December 31, 2022.
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
D – Risk factors.
For Credit Suisse and the Bank, please see I – Information on the company – Risk factors on pages 40 to 56 of the attached Annual Report 2022.
Item 4. Information on the company.
A – History and development of the company.
For Credit Suisse and the Bank, please see I – Information on the company – Strategy on pages 10 to 13 and IV – Corporate Governance – Overview – Corporate governance framework – Company details on page 174 of the attached Annual Report 2022. In addition, for Credit Suisse, please see Note 3 – Business developments, significant shareholders and subsequent events and Note 4 – Segment information in VI– Consolidated financial statements – Credit Suisse Group on pages 276 to 279 of the attached Annual Report 2022 and, for the Bank, please see Note 3 – Business developments, significant shareholders and subsequent events and Note 4 – Segment information in VIII – Consolidated financial statements – Credit Suisse (Bank) on page 441 of the attached Annual Report 2022. For additional information on Credit Suisse and the Bank, please see Item 10.H of this Form 20-F regarding documents on display.
B – Business overview.
For Credit Suisse and the Bank, please see I – Information on the company – Divisions on pages 14 to 20 of the attached Annual Report 2022, I – Information on the company – Regulation and supervision on pages 21 to 39 and the “Sources” section located inside this Form 20-F cover. In addition, for Credit Suisse, please see Note 4 – Segment information in VI – Consolidated financial statements – Credit Suisse Group on pages 278 to 279 of the attached Annual Report 2022 and, for the Bank, please see Note 4 – Segment information in VIII – Consolidated financial statements – Credit Suisse (Bank) on page 441 of the attached Annual Report 2022.
C – Organizational structure.
For Credit Suisse and the Bank, please see I – Information on the company – Strategy on pages 10 to 13 and II – Operating and financial review – Credit Suisse – Group and Bank differences on page 73 of the attached Annual Report 2022. For a list of Credit Suisse’s significant subsidiaries, please see Note 41 – Significant subsidiaries and equity method investments in VI – Consolidated financial statements – Credit Suisse Group on pages 400 to 402 of the attached Annual Report 2022 and, for a list of the Bank’s significant subsidiaries, please see Note 40 – Significant subsidiaries and equity method investments in VIII – Consolidated financial statements – Credit Suisse (Bank) on pages 503 to 504 of the attached Annual Report 2022.
D – Property, plant and equipment.
For Credit Suisse and the Bank, please see X – Additional information – Other information – Property and equipment on page 569 of the attached Annual Report 2022.
20-F/7

Information required by subpart 1400 of Regulation S-K
For Credit Suisse and the Bank, please see X – Additional information – Statistical information on pages 556 to 563 of the attached Annual Report 2022. In addition, for both Credit Suisse and the Bank, please see III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk portfolio analysis – Credit risk – Loans and irrevocable loan commitments on page 155 of the attached Annual Report 2022.
Disclosure pursuant to Section 13(r) of the Securities Exchange Act of 1934
During 2022, Credit Suisse AG processed a small number of de minimis payments related to the operation of Iranian diplomatic missions in Switzerland and related to fees for ministerial government functions such as issuing passports and visas. Processing these payments is permitted under Swiss law, and Credit Suisse AG intends to continue processing such payments. Revenues and profits from these activities are not calculated but would be negligible.
Item 4A. Unresolved staff comments.
None.
Item 5. Operating and financial review and prospects.
A – Operating results.
For Credit Suisse and the Bank, please see II – Operating and financial review on pages 57 to 104 of the attached Annual Report 2022. In addition, for both Credit Suisse and the Bank, please see I – Information on the company – Regulation and supervision on pages 21 to 39 of the attached Annual Report 2022, III – Treasury, Risk, Balance sheet and Off-balance sheet – Liquidity and funding management – Funding management – Structural interest rate management on page 113 and – Capital management – Foreign exchange exposure on page 130 of the attached Annual Report 2022.
B – Liquidity and capital resources.
For Credit Suisse and the Bank, please see III – Treasury, Risk, Balance sheet and Off-balance sheet – Liquidity and funding management and – Capital management on pages 106 to 131 and III – Treasury, Risk, Balance sheet and Off-balance sheet – Balance sheet and off-balance sheet – Contractual obligations and other commercial commitments on page 168 of the attached Annual Report 2022. In addition, for Credit Suisse, please see Consolidated statements of cash flows in VI – Consolidated financial statements – Credit Suisse Group on pages 264 to 265, Note 26 – Long-term debt in VI – Consolidated financial statements – Credit Suisse Group on pages 309 to 310 and Note 38 – Capital adequacy in VI – Consolidated financial statements – Credit Suisse Group on pages 386 to 387 of the attached Annual Report 2022 and, for the Bank, please see Consolidated statements of cash flows in VIII – Consolidated financial statements – Credit Suisse (Bank) on pages 438 to 439, Note 25 – Long-term debt in VIII – Consolidated financial statements – Credit Suisse (Bank) on page 460 and Note 37 – Capital adequacy in VIII – Consolidated financial statements – Credit Suisse (Bank) on pages 501 to 502 of the attached Annual Report 2022.
C – Research and development, patents and licenses, etc.
Not applicable.
D – Trend information.
For Credit Suisse and the Bank, please see Item 5.A of this Form 20-F. In addition, for Credit Suisse and the Bank, please see I – Information on the company – Divisions on pages 14 to 20 of the attached Annual Report 2022.
E – Critical accounting estimates.
For Credit Suisse and the Bank, please see II – Operating and financial review – Critical accounting estimates on pages 97 to 104 of the attached Annual Report 2022.
Item 6. Directors, senior management and employees.
A – Directors and senior management.
For Credit Suisse and the Bank, please see IV – Corporate Governance – Board of Directors, – Board Committees, – Biographies of the Board, – Executive Board and – Biographies of the Executive Board members on pages 183 to 214 of the attached Annual Report 2022.
20-F/8

B – Compensation.
For Credit Suisse and the Bank, please see V – Compensation on pages 223 to 254 of the attached Annual Report 2022. In addition, for Credit Suisse, please see Note 10 – Compensation and benefits in VI – Consolidated financial statements – Credit Suisse Group on page 281, Note 30 – Employee deferred compensation in VI – Consolidated financial statements – Credit Suisse Group on pages 322 to 326, Note 32 – Pension and other post-retirement benefits in VI – Consolidated financial statements – Credit Suisse Group on pages 329 to 337, Note 7 – Personnel expenses in VII – Parent company financial statements – Credit Suisse Group on page 419 and Note 25 – Shareholdings in VII –Parent company financial statements – Credit Suisse Group on pages 426 to 427 of the attached Annual Report 2022. For the Bank, please see Note 10 – Compensation and benefits in VIII – Consolidated financial statements – Credit Suisse (Bank) on page 443, Note 29 – Employee deferred compensation in VIII – Consolidated financial statements – Credit Suisse (Bank) on pages 468 to 470, Note 31 – Pension and other post-retirement benefits in VIII – Consolidated financial statements – Credit Suisse (Bank) on pages 472 to 477, Note 6 – Personnel expenses in IX – Parent company financial statements – Credit Suisse (Bank) on page 529, Note 17 – Pension plans in IX – Parent company financial statements – Credit Suisse (Bank) on pages 537 to 538 and Note 24 – Shareholdings of the Board of Directors, Executive Board and employees and information on compensation plans in IX – Parent company financial statements – Credit Suisse (Bank) on pages 549 to 551 of the attached Annual Report 2022.
C – Board practices.
For Credit Suisse and the Bank, please see IV – Corporate Governance on pages 169 to 218 of the attached Annual Report 2022.
D – Employees.
For Credit Suisse and the Bank, please see IV – Corporate Governance – Overview – Corporate Governance framework – Employee relations on page 176 of the attached Annual Report 2022. In addition, for both Credit Suisse and the Bank, please see II – Operating and financial review – Credit Suisse – Employees on page 64 of the attached Annual Report 2022.
E – Share ownership.
For Credit Suisse and the Bank, please see V – Compensation on pages 223 to 254 of the attached Annual Report 2022. In addition, for Credit Suisse, please see Note 30 – Employee deferred compensation in VI – Consolidated financial statements – Credit Suisse Group on pages 322 to 326, and Note 25 –Shareholdings in VII – Parent company financial statements – Credit Suisse Group on pages 426 to 427 of the attached Annual Report 2022. For the Bank, please see Note 29 – Employee deferred compensation in VIII – Consolidated financial statements – Credit Suisse (Bank) on pages 468 to 470, and Note 24 – Shareholdings of the Board of Directors, Executive Board and employees and information on compensation plans in IX – Parent company financial statements – Credit Suisse (Bank) on pages 549 to 551 of the attached Annual Report 2022.
F – Disclosure of a registrant’s action to recover erroneously awarded compensation.
Not applicable.
Item 7. Major shareholders and related party transactions.
A – Major shareholders.
For Credit Suisse, please see IV – Corporate Governance – Shareholders on pages 177 to 182 of the attached Annual Report 2022. In addition, for Credit Suisse, please see Note 3 – Business developments, significant shareholders and subsequent events in VI – Consolidated financial statements – Credit Suisse Group on pages 276 to 277, Note 18 – Credit Suisse Group shares held by subsidiaries in VII – Parent company financial statements – Credit Suisse Group on page 424, Note 19 – Purchases and sales of treasury shares in VII – Parent company financial statements – Credit Suisse Group on page 424 and Note 20 – Significant shareholders in VII – Parent company financial statements – Credit Suisse Group on page 424 of the attached Annual Report 2022. Credit Suisse’s major shareholders do not have different voting rights. The Bank has 4,399,680,200 shares outstanding and is a wholly owned subsidiary of Credit Suisse. See Note 23 – Significant shareholders and groups of shareholders in IX – Parent company financial statements – Credit Suisse (Bank) on page 548 of the attached Annual Report 2022.
B – Related party transactions.
For Credit Suisse and the Bank, please see V – Compensation on pages 223 to 254 and IV – Corporate Governance – Additional information – Banking relationships with Board and Executive Board members and related party transactions on page 216 of the attached Annual Report 2022. In addition, for Credit Suisse, please see Note 31 – Related parties in VI – Consolidated financial statements – Credit Suisse Group on pages 327 to 328 and Note 23 – Assets and liabilities with related parties in VII – Parent company financial statements – Credit Suisse Group on page 425 of the attached Annual Report 2022. For the Bank, please see Note 30 – Related parties in VIII – Consolidated financial statements – Credit Suisse (Bank) on page 471 and Note 25 – Amounts receivable
20-F/9

from and amounts payable to related parties in IX – Parent company financial statements – Credit Suisse (Bank) on page 551 of the attached Annual Report 2022.
C – Interests of experts and counsel.
Not applicable because this Form 20-F is filed as an annual report.
Item 8. Financial information.
A – Consolidated statements and other financial information.
Please see Item 18 of this Form 20-F.
For a description of Credit Suisse’s legal and arbitration proceedings, please see Note 40 – Litigation in VI – Consolidated financial statements – Credit Suisse Group on pages 389 to 400 of the attached Annual Report 2022. For a description of the Bank’s legal and arbitration proceedings, please see Note 39 – Litigation in VIII – Consolidated financial statements – Credit Suisse (Bank) on page 502 of the attached Annual Report 2022.
For a description of Credit Suisse’s policy on dividend distributions, please see III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management – Dividends and dividend policy on page 131 of the attached Annual Report 2022.
B – Significant changes.
None.
Item 9. The offer and listing.
A – Offer and listing details, C – Markets.
For information regarding the price history of Credit Suisse Group shares and the stock exchanges and other regulated markets on which they are listed or traded, please see X – Additional information – Other information – Listing details on page 569 of the attached Annual Report 2022. Shares of the Bank are not listed.
B – Plan of distribution, D – Selling shareholders, E – Dilution, F – Expenses of the issue.
Not required because this Form 20-F is filed as an annual report.
Item 10. Additional information.
A – Share capital.
Not required because this Form 20-F is filed as an annual report.
B – Memorandum and Articles of Association.
For Credit Suisse, please see IV – Corporate Governance – Overview – Corporate Governance framework, – Shareholders and – Board of Directors on pages 172 to 206 of the attached Annual Report 2022. In addition, for Credit Suisse, please see X – Additional information – Other information – Exchange controls and – American Depositary Shares on page 564 of the attached Annual Report 2022. Shares of the Bank are not listed.
C – Material contracts.
Neither Credit Suisse nor the Bank has any contract that would constitute a material contract for the two years immediately preceding the date of this Form 20-F.
D – Exchange controls.
For Credit Suisse and the Bank, please see X – Additional information – Other information – Exchange controls on page 564 of the attached Annual Report 2022.
E – Taxation.
For Credit Suisse, please see X– Additional information – Other information – Taxation on pages 564 to 568 of the attached Annual Report 2022. The Bank does not have any public shareholders.
F – Dividends and paying agents.
Not required because this Form 20-F is filed as an annual report.
20-F/10

G – Statement by experts.
Not required because this Form 20-F is filed as an annual report.
H – Documents on display.
Credit Suisse and the Bank file annual reports on Form 20-F and furnish or file quarterly and other reports on Form 6-K and other information with the SEC pursuant to the requirements of the Securities Exchange Act of 1934, as amended. These materials are available to the public over the Internet at the SEC’s website at www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. Further, our reports on Form 20-F, Form 6-K and certain other materials are available on the Credit Suisse website at www.credit-suisse.com. Information contained on our website and apps is not incorporated by reference into this Form 20-F. For the avoidance of doubt, even though there are references in this document to our Sustainability Report that is published on our website, our Sustainability Report does not form part of, and should not be considered incorporated by reference into, this 20-F.
In addition, Credit Suisse’s parent company financial statements, together with the notes thereto, are set forth on pages 409 to 428 of the attached Annual Report 2022 and incorporated by reference herein. The Bank’s parent company financial statements, together with the notes thereto, are set forth on pages 507 to 554 of the attached Annual Report 2022 and incorporated by reference herein.
I – Subsidiary information.
Not applicable.
J – Annual report to security holders.
Not applicable.
Item 11. Quantitative and qualitative disclosures about market risk.
For Credit Suisse and the Bank, please see I – Information on the company – Risk factors on pages 40 to 56 and III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management on pages 132 to 165 of the attached Annual Report 2022. In addition, for Credit Suisse, please see Note 33 – Derivatives and hedging activities in VI – Consolidated financial statements – Credit Suisse Group on pages 338 to 344 of the attached Annual Report 2022 and, for the Bank, please see Note 32 – Derivatives and hedging activities in VIII – Consolidated financial statements – Credit Suisse (Bank) on pages 478 to 481 of the attached Annual Report 2022.
Item 12. Description of securities other than equity securities.
A – Debt securities, B – Warrants and rights, C – Other securities.
Not applicable.
D – American Depositary Shares.
For Credit Suisse, please see IV – Corporate Governance – Additional information – Other information – Fees and charges for holders of ADS on page 218 of the attached Annual Report 2022. Shares of the Bank are not listed.
20-F/11

Part II
Item 13. Defaults, dividend arrearages and delinquencies.
None.
Item 14. Material modifications to the rights of security holders and use of proceeds.
None.
Item 15. Controls and procedures.
For Credit Suisse’s management report, please see Controls and procedures in VI – Consolidated financial statements – Credit Suisse Group on page 257 and for the related report of the Group’s independent auditors, please see Report of the Independent Registered Public Accounting Firm on pages 258 to 258-III of the attached Annual Report 2022. For the Bank’s management report please see Controls and procedures in VIII – Consolidated financial statements – Credit Suisse (Bank) on page 431 and for the related report of the Group’s independent auditors, please see Report of the Independent Registered Public Accounting Firm on pages 432 to 432-III of the attached Annual Report 2022.
Item 16. [Reserved]
Item 16A. Audit committee financial expert.
For Credit Suisse and the Bank, please see IV – Corporate Governance – Board of Directors – Board committees – Audit Committee on page 194 of the attached Annual Report 2022.
Item 16B. Code of ethics.
For Credit Suisse and the Bank, please see IV – Corporate Governance – Overview – Corporate governance framework on pages 172 to 176 of the attached Annual Report 2022.
Item 16C. Principal accountant fees and services.
For Credit Suisse and the Bank, please see IV – Corporate Governance – Audit – External audit on page 215 of the attached Annual Report 2022.
Item 16D. Exemptions from the listing standards for audit committee.
None.
Item 16E. Purchases of equity securities by the issuer and affiliated purchasers.
For Credit Suisse, please see III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management – Share purchases on page 130 of the attached Annual Report 2022. The Bank does not have any class of equity securities registered pursuant to Section 12 of the Exchange Act.
Item 16F. Change in registrants’ certifying accountant.
None.
Item 16G. Corporate governance.
For Credit Suisse, please see IV – Corporate Governance – Additional Information – Other information – Complying with rules and regulations on pages 216 to 217 of the attached Annual Report 2022. Shares of the Bank are not listed.
20-F/12

Item 16H. Mine safety disclosure.
None.
Item 16I. Disclosure regarding foreign jurisdictions that prevent inspections.
Not applicable.
Part III
Item 17. Financial statements.
Not applicable.
Item 18. Financial statements.
Credit Suisse’s consolidated financial statements, together with the notes thereto and the Report of the Independent Registered Public Accounting Firm thereon, are set forth on pages 255 to 408 of the attached Annual Report 2022 and incorporated by reference herein. The Bank’s consolidated financial statements, together with the notes thereto (and any notes or portions thereof in the consolidated financial statements of Credit Suisse Group referred to therein) and the Report of the Independent Registered Public Accounting Firm thereon, are set forth on pages 429 to 506 of the attached Annual Report 2022 and incorporated by reference herein.
20-F/13

Item 19. Exhibits.
1.1 Articles of association (Statuten) of Credit Suisse Group AG as of December 7, 2022.
1.2 Articles of association (Statuten) of Credit Suisse AG as of September 4, 2014 (incorporated by reference to Exhibit 1.2 of Credit Suisse Group AG’s and Credit Suisse AG’s annual report on Form 20-F for the year ended December 31, 2014 filed on March 20, 2015). https://www.sec.gov/Archives/edgar/data/1053092/000137036815000028/a140320ar-ex1_2.htm
1.3 Organizational Guidelines and Regulations of Credit Suisse Group AG and Credit Suisse AG as of January 31, 2023.
2.1 Pursuant to the requirement of this item, we agree to furnish to the SEC upon request a copy of any instrument defining the rights of holders of long-term debt of us or of our subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.
2.2 Description of securities registered pursuant to section 12 of the Securities Exchange Act of 1934.
8.1 Significant subsidiaries of Credit Suisse are set forth in Note 41 – Significant subsidiaries and equity method investments in VI – Consolidated financial statements – Credit Suisse Group on pages 400 to 402, and significant subsidiaries of the Bank are set forth in Note 40 – Significant subsidiaries and equity method investments in VIII – Consolidated financial statements – Credit Suisse (Bank) on pages 503 to 504 of the attached Annual Report 2022 and incorporated by reference herein.
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
                           CREDIT SUISSE GROUP AG
                           (Registrant)
                           Date: March 14, 2023
/s/ Ulrich Körner                                        /s/ Dixit Joshi
Name: Ulrich Körner                                   Name: Dixit Joshi
Title: Chief Executive Officer                       Title: Chief Financial Officer
                           CREDIT SUISSE AG
                           (Registrant)
                           Date: March 14, 2023
/s/ Ulrich Körner                                        /s/ Dixit Joshi
Name: Ulrich Körner                                   Name: Dixit Joshi
Title: Chief Executive Officer                       Title: Chief Financial Officer
20-F/15

[this page intentionally left blank]
20-F/16

Key metrics
	in / end of			% change
	2022	2021	2020	22 / 21	21 / 20
Credit Suisse (CHF million)
Net revenues	14,921	22,696	22,389	(34)	1
Provision for credit losses	16	4,205	1,096	(100)	284
Total operating expenses	18,163	19,091	17,826	(5)	7
Income/(loss) before taxes	(3,258)	(600)	3,467	443	–
Net income/(loss) attributable to shareholders	(7,293)	(1,650)	2,669	342	–
Cost/income ratio (%)	121.7	84.1	79.6	–	–
Effective tax rate (%)	(124.2)	(171.0)	23.1	–	–
Basic earnings/(loss) per share (CHF)	(2.55)	(0.63)	1.02	305	–
Diluted earnings/(loss) per share (CHF)	(2.55)	(0.63)	0.99	305	–
Return on equity (%)	(16.1)	(3.8)	5.9	–	–
Return on tangible equity (%)	(17.4)	(4.2)	6.6	–	–
Assets under management and net new assets (CHF billion)
Assets under management	1,293.6	1,614.0	1,511.9	(19.9)	6.8
Net new assets/(net asset outflows)	(123.2)	30.9	42.0	–	(26.4)
Balance sheet statistics (CHF million)
Total assets	531,358	755,833	818,965	(30)	(8)
Net loans	264,165	291,686	291,908	(9)	0
Total shareholders' equity	45,129	43,954	42,677	3	3
Tangible shareholders' equity	41,768	40,761	38,014	2	7
Basel III regulatory capital and leverage statistics (%)
CET1 ratio	14.1	14.4	12.9	–	–
CET1 leverage ratio	5.4	4.3	4.3	–	–
Tier 1 leverage ratio	7.7	6.1	6.3	–	–
Share information
Shares outstanding (million)	3,941.3	2,569.7	2,406.1	53	7
of which common shares issued	4,002.2	2,650.7	2,447.7	51	8
of which treasury shares	(60.9)	(81.0)	(41.6)	(25)	95
Book value per share (CHF)	11.45	17.10	17.74	(33)	(4)
Tangible book value per share (CHF)	10.60	15.86	15.80	(33)	0
Market capitalization (CHF million)	11,062	23,295	27,904	(53)	(17)
Dividend per share (CHF)	0.05	0.10	0.10	(50)	0
Number of employees (full-time equivalents)
Number of employees	50,480	50,390	49,190	0	2
See relevant tables and related narratives for additional information on these metrics.

Annual Report 2022
Credit Suisse Group AG

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

Annual Report 2022
Message from the Chairman and the Chief Executive Officer
I – Information on the company
Strategy
Divisions
Regulation and supervision
Risk factors
II – Operating and financial review
Operating environment
Credit Suisse
Wealth Management
Investment Bank
Swiss Bank
Asset Management
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
Report of the Independent Registered Public Accounting Firm
Consolidated financial statements
Notes to the consolidated financial statements
VII – Parent company financial statements – Credit Suisse Group
Report of the Statutory Auditor
Parent company financial statements
Notes to the financial statements
Proposed appropriation of accumulated losses and capital distribution
VIII – Consolidated financial statements – Credit Suisse (Bank)
Controls and procedures
Report of the Independent Registered Public Accounting Firm
Consolidated financial statements
Notes to the consolidated financial statements
IX – Parent company financial statements – Credit Suisse (Bank)
Report of the Statutory Auditor
Parent company financial statements
Notes to the financial statements
Proposed appropriation of accumulated losses and capital distribution
X – Additional information
Statistical information
Other information
Appendix
Selected five-year information
List of abbreviations
Glossary
Investor information
Financial calendar and contacts

Message from the Chairman and the Chief Executive Officer
For Credit Suisse, 2022 was an important year that marked a decisive break from the past and the beginning of our journey to become a simpler, more focused bank built around the needs of our clients. In October, we announced a clear strategy that builds on our core strengths and addresses current challenges, and we have since been executing it at pace. Our strategic, cultural and operational transformation aims to re-establish Credit Suisse as a solid, reliable and trusted partner with a strong value proposition for all our stakeholders.
Dear shareholders, clients and colleagues
We would like to begin by expressing our sincere gratitude to you for the continued loyalty and trust that you have shown Credit Suisse through what was undoubtedly one of the most challenging years in the recent history of our bank.
The need for renewal is clear. In October 2022, we announced a strategic plan to create a new Credit Suisse, centered on our core strengths – our leading Wealth Management and Swiss Bank franchises, with strong capabilities in Asset Management and Markets – and returning to our heritage and cultural values. While our strategic priorities focus on the restructuring of our Investment Bank, the strengthening and reallocation of our capital and the accelerated cost transformation, we are also fundamentally reshaping the bank at a cultural and an operational level.
As we build the new Credit Suisse, we must strike a careful balance between renewal and continuity. While we intend to address the issues we face transparently and expeditiously, we are committed to staying true to the essence of Credit Suisse that has made us a preferred partner to our clients for decades. Credit Suisse’s purpose is unchanged and will be rejuvenated: To build lasting value by serving our clients with care and entrepreneurial spirit.
By 2025, we want Credit Suisse to have resilient franchises that are positioned for sustainable and profitable growth, supported by our strong capital position and balance sheet and a right-sized cost base. To achieve these ambitions, we have announced bold and decisive actions that go beyond previous realignments.
Bold and decisive actions
In terms of our strategic transformation, we are radically restructuring the Investment Bank to focus on our strengths and capabilities where we already have a competitive advantage, while exiting or scaling back non-core activities. As such, we plan to focus on those parts of our Markets business going forward with strong connectivity to Wealth Management and our Swiss clients, to offer cross-asset investment products, market access and financing solutions. In addition, we are reviving the CS First Boston brand by creating a leading capital markets and advisory business. This business is expected to have a reduced risk profile, while building on a partnership model to tap the right talent and attract external capital.
Culturally, we want to build on our core values of entrepreneurship, inclusion, meritocracy, partnership, accountability, client focus and trust – values that have shaped the bank since 1856 when it was founded by entrepreneur Alfred Escher. As part of our cultural transformation, we want to ensure that our people act as prudent and professional risk managers at all times, are part of a diverse and inclusive environment and always feel confident to speak up. As one of the milestones in this respect, all our people, including ourselves, completed a dedicated risk culture training during 2022.
At the operational level, we are focusing on right-sizing our cost base through a comprehensive transformation program that goes further and deeper than ever before. We aim to reduce the Group’s cost base to approximately CHF 14.5 billion by 2025, to substantially improve long-term efficiency and boost Credit Suisse’s overall resilience. Actions already initiated in the fourth quarter of 2022 are expected to represent approximately 80% of the 2023 cost base reduction target of approximately CHF 1.2 billion, with further initiatives underway. While cost reductions are a focal point, growth investments should be protected, and we intend to continue to develop our business to meet the evolving needs of our clients in a rapidly changing world. Ultimately, we want to transform the way we run our bank to ensure we can sustainably build our business at lower costs in the future.
Regarding legacy issues, we have also taken decisive action, as demonstrated by the settlements we have reached relating to our residential mortgage-backed securities, foreign exchange and French legacy cases. Our regulatory remediation program is advancing, and we have rolled out a comprehensive plan to strengthen and improve risk management across the Group, including putting additional measures and safeguards in place.

Axel Lehmann, Chairman of the Board of Directors (left) and Ulrich Körner, Chief Executive Officer.

Building and maintaining a strong capital base is another key element of our strategic plan. We have already announced a number of measures to provide us with sufficient capital to deliver on our objectives. In November 2022, we announced that we had entered into definitive transaction agreements in relation to the sale of a significant part of our Securitized Product Group (SPG) to Apollo Global Management1 (Apollo). This transaction involves phased closings with the first and second closing of the transaction with Apollo completed on February 7, 2023 and February 23, 2023, respectively. The reduction in the asset equivalent exposures of SPG and related financing businesses from these first and second closings, together with recently completed sales of other portfolio assets to Apollo and other third parties and certain business reductions, has already achieved approximately 70% of its targeted asset reduction since the third quarter of 2022. We expect the full transaction to be completed in the first half of 2023. In December, we successfully completed capital raises with gross proceeds of CHF 4 billion, enabling us to drive our transformation from a position of capital strength.
2022 financial results and outlook
Our financial results for 2022 were significantly affected by the challenging macro and geopolitical environment with market uncertainty and client risk aversion, significant deposit and net asset outflows in the fourth quarter as well as the strategic actions we are taking to build the new Credit Suisse. Net revenues for 2022 decreased by 34% year on year, driven by declines across all of our divisions. Net revenues of CHF 14.9 billion included real estate gains of CHF 368 million and a valuation loss of CHF 586 million related to our equity investment in Allfunds Group.
Operating expenses of CHF 18.2 billion were down 5% year on year and included major litigation provisions of CHF 1.3 billion and restructuring expenses of CHF 533 million. For the full year 2022, Credit Suisse reported a pre-tax loss of CHF 3.3 billion, compared to a pre-tax loss of CHF 600 million for 2021. The adjusted* pre-tax loss for 2022 was CHF 1.3 billion, compared to an exceptionally strong adjusted* pre-tax income of CHF 6.6 billion for 2021. The net loss attributable to shareholders for 2022 was CHF 7.3 billion, compared to a net loss attributable to shareholders of CHF 1.7 billion in 2021. The net loss attributable to shareholders for 2022 included an impairment of deferred tax assets related to our comprehensive strategic review of CHF 3.7 billion taken in the third quarter of the year.
In view of our financial results in 2022, the Board of Directors proposes a cash distribution of CHF 0.05 per share for the 2022 financial year to shareholders at the Annual General Meeting on April 4, 2023. This is in line with the nominal dividend approach for 2022-2024 that we announced on October 27, 2022. As we complete our transformation program, we plan meaningful distributions from 2025 onwards.
The transformation we announced and started in 2022 is fully underway. Both in 2023 and 2024, we will be absolutely focused on the execution of our strategic plans, transforming into the new Credit Suisse with its leading franchises in Switzerland and in Wealth Management, strong capabilities in Asset Management and Markets and the carveout of CS First Boston as a leading capital markets and advisory business. We will work diligently to improve our cost efficiency in a sustainable manner, while investing in our core businesses and further improving our risk management overall.
Steering a course for success with a new and highly experienced leadership team
The Board of Directors and the Executive Board are convinced that our new strategy and implementation plans are a blueprint for future success. With a new and highly experienced leadership team, which has a proven track record in the delivery of restructurings and executing to plan, we believe we have the right team in place to achieve the strategic, cultural and operational transformation of our bank. Since October 2022, this team has been executing our strategy towards the new Credit Suisse at pace and with full dedication and commitment. Together, we will work hard to restore trust and pride in Credit Suisse, to create value for our clients and to deliver strong returns for our shareholders.
We want to take this opportunity to thank all our employees around the world for their great professionalism and dedication in 2022. They stayed close to our clients, delivering first-class service and advice, while demonstrating a high level of commitment to Credit Suisse. We would also like to thank our clients and shareholders for their support as we work tirelessly to create the new Credit Suisse and position the bank for sustainable future success.
Best regards
Axel P. Lehmann
Ulrich Körner
Chairman of the
Chief Executive Officer
Board of Directors
March 2023

Important Information
* Refers to results excluding certain items included in our reported results, which are non-GAAP financial measures. For a reconciliation to the most directly comparable US GAAP measures and other information, see “Reconciliation of adjustment items” in section II – Operating and financial review – Credit Suisse.
1 Refers to entities and funds managed by affiliates of Apollo Global Management.
For further details on capital-related information, see “Regulatory framework” in III - Treasury, Risk, Balance sheet and Off-balance sheet - Capital Management.
This document contains forward-looking statements that involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements. A number of important factors could cause results to differ materially from the plans, targets, goals, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in “Risk factors” and in the “Cautionary statement regarding forward-looking information” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2022, published on March 14, 2023 and filed with the US Securities and Exchange Commission, and in other public filings and press releases. We do not intend to update these forward-looking statements.
We may not achieve all of the expected benefits of our strategic initiatives, such as in relation to our intended reshaping of the bank, cost reductions and strengthening and reallocating capital. Factors beyond our control, including but not limited to the market and economic conditions (including macroeconomic and other challenges and uncertainties, for example, resulting from Russia’s invasion of Ukraine), customer reaction to our proposed initiatives, enhanced risks to our businesses during the contemplated transitions, changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives. Our ability to implement our strategy objectives could also be impacted by timing risks, obtaining all required approvals and other factors.
In particular, the terms “Estimate”, “Illustrative”, “Ambition”, “Objective”, “Outlook”, “Guidance”, “Goal”, “Commitment” and “Aspiration” are not intended to be viewed as targets or projections, nor are they considered to be Key Performance Indicators. All such estimates, illustrations, ambitions, objectives, outlooks, guidance, goals, commitments and aspirations are subject to a large number of inherent risks, assumptions and uncertainties, many of which are completely outside of our control. These risks, assumptions and uncertainties include, but are not limited to, general market conditions, market volatility, increased inflation, interest rate volatility and levels, global and regional economic conditions, challenges and uncertainties resulting from Russia’s invasion of Ukraine, political uncertainty, geopolitical and diplomatic tensions, instabilities and conflicts, changes in tax policies, scientific or technological developments, evolving sustainability strategies, changes in the nature or scope of our operations, including as a result of our recently announced strategy initiatives, changes in carbon markets, regulatory changes, changes in levels of client activity as a result of any of the foregoing and other factors. Accordingly, these statements, which speak only as of the date made, are not guarantees of future performance and should not be relied on for any purpose. We do not intend to update these estimates, illustrations, ambitions, objectives, outlooks, guidance, goals, commitments, aspirations or any other forward-looking statements. For these reasons, we caution you not to place undue reliance upon any forward-looking statements.
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
Our estimates, ambitions, objectives, aspirations and targets often include metrics that are non-GAAP financial measures and are unaudited. A reconciliation of the estimates, ambitions, objectives, aspirations and targets to the nearest GAAP measures is unavailable without unreasonable efforts. Results excluding certain items included in our reported results do not include items such as goodwill impairment, major litigation provisions, real estate gains, impacts from foreign exchange and other revenue and expense items included in our reported results, all of which are unavailable on a prospective basis. Our cost base target is measured using adjusted operating expenses at constant 2022 foreign exchange rates and on a constant perimeter, before taking into account the SPG transaction and other divestments, all of which is unavailable on a prospective basis. Such estimates, ambitions, objectives, aspirations and targets are calculated in a manner that is consistent with the accounting policies applied by us in preparing our financial statements.
The English language version of this document is the controlling version.

[this page intentionally left blank]

I – Information on the company
Strategy
Divisions
Regulation and supervision
Risk factors

Strategy
Credit Suisse Strategy
On October 27, 2022, Credit Suisse announced a series of decisive actions intended to create a simpler, more focused bank built around client needs. The announcement follows a strategic review conducted by the Board of Directors and Executive Board, resulting in a radical restructuring of the Investment Bank, an accelerated cost transformation, and strengthened and reallocated capital.
We are taking extensive measures to deliver a new, more integrated business model, with the goal of creating value for shareholders. We will build on our leading Wealth Management and Swiss Bank franchises, with strong capabilities in Asset Management and Markets.
Over the next three years, we will focus on the following strategic priorities:
■ Restructuring the Investment Bank to significantly reduce the risk profile and improve returns with (i) a highly connected Markets business and industry-leading investor products franchise; (ii) CS First Boston as a leading capital markets and advisory business; and (iii) a significant exposure reduction from the contemplated sale of the majority of our Securitized Products Group (SPG)’s assets and from the wind-down of other businesses moved to the Non-Core Unit (NCU).
■ Strengthening and reallocating capital with a focus on (i)improving the CET1 ratio through, among other things, the SPG transaction and other divestments, as well as the capital raises completed in the fourth quarter of 2022; (ii) utilizing the NCU to accelerate the wind-down of non-strategic, low-return businesses and markets to release capital; and (iii) allocating almost 80% (excluding Corporate Center) of capital to Wealth Management, Swiss Bank, Asset Management and Markets by 2025.
■ Accelerating cost transformation by significantly reducing the Group’s cost base.
Strategic priorities for transforming Credit Suisse
Restructuring the Investment Bank
We are taking decisive steps to restructure the Investment Bank and focus on areas more closely connected to our core businesses where we have a competitive advantage. This will involve transforming the risk profile of the Investment Bank and targeting a reduction in each of risk-weighted assets (RWA) and leverage exposure of approximately 40% (compared to the end of the third quarter of 2022, excluding Basel III reforms) by 2025 through strategic actions across four areas:
Markets business
The Markets business includes the strongest and most relevant aspects of our trading capabilities. While remaining fully committed to serving institutional clients, our leading capabilities in cross-asset investor products as well as equities, foreign exchange and rates access is closely aligned with the Wealth Management and Swiss Bank franchises. This allows us to provide tailored solutions to clients and differentiate ourselves from other pure-play wealth managers. These changes enable Markets to reinforce its position as a solutions provider to third-party wealth managers. Markets will also support CS First Boston.
Securitized Products Group
On November 15, 2022, Credit Suisse announced that it had entered into definitive transaction agreements to sell a significant part of its Securitized Products Group (SPG) (Apollo transaction) to entities and funds managed by affiliates of Apollo Global Management (collectively, Apollo). This transaction involves phased closings through the first half of 2023 and represents an important step towards a managed exit from the SPG business and to de-risk the bank. On February 7, 2023, the parties completed the first closing of such transaction and the majority of the assets and professionals associated with the transaction are now part of or managed by ATLAS SP Partners, a new standalone credit firm focused on asset-backed financing and capital markets solutions. On February 23, 2023, the parties completed the second closing of such transaction, with further assets transferred.
Although the closings of the Apollo transaction are phased, Credit Suisse is now, after the first closing, expecting to recognize the full pre-tax gain on the sale to Apollo of approximately USD 0.8 billion, representing a CET1 ratio benefit of approximately 30 basis points to be booked in the first quarter of 2023. Furthermore, these first and second closings, together with recently completed sales of other portfolio assets to Apollo and other third parties and certain business reductions, resulted in a reduction of the asset equivalent exposures of SPG and related financing businesses from USD 74 billion as of September 30, 2022 to approximately USD 35 billion as of February 23, 2023. As previously announced, upon completion of the Apollo transaction and the expected sale of related assets and businesses and other planned deleveraging, SPG assets are expected to be reduced to approximately USD 20 billion and up to a total of approximately USD 10 billion in RWA is currently expected to be released further benefiting the CET1 ratio. Other than the recognition of the pre-tax gain, the above outcomes are subject to regulatory approvals.
In connection with the initial closing of this transaction, Credit Suisse and Apollo entered into various ancillary agreements related to the Apollo transaction, including an investment management agreement, certain financing arrangements and a transition services agreement. Under the investment management agreement, an affiliate of ATLAS SP Partners will provide services to Credit Suisse for an initial term of five years with respect to the management of Credit Suisse’s retained portfolio of SPG assets and related financing businesses intended to cover approximately USD 20 billion of assets. Credit Suisse and Apollo also entered into financing arrangements, including to finance a significant portion of the aggregate amount of assets purchased in the transaction, secured by underlying collateral. Credit Suisse expects to syndicate the majority of these financings. Furthermore, under the transitional services agreement, in order to maintain a seamless experience for clients, Credit Suisse will provide certain transitional services to Apollo for the transferred SPG business and related financing businesses. The transfer of the remainder of the assets under the Apollo transaction remains subject to receipt of customer consents.
As we reduce residential mortgage-backed securities (RMBS) exposures and activity as part of our announced strategy towards a managed exit from the SPG business and to de-risk the bank we anticipate based on ongoing regulatory discussions that operational risk RWA associated with historical RMBS activity will decrease.
CS First Boston
On February 9, 2023, the Group announced that it had taken further important steps to progress the carve-out of CS First Boston as a leading capital markets and advisory business through the acquisition of The Klein Group LLC, the investment banking business as well as the registered broker-dealer of M. Klein & Company LLC (the seller). The Group also announced the appointment of former Board of Directors member Michael Klein as Chief Executive Officer (CEO) of Banking and regional CEO of Americas, as well as designated CEO of CS First Boston and a member of the Executive Board. Both Michael Klein’s appointment to the Executive Board and the acquisition of The Klein Group LLC are subject to regulatory approval. The purchase price is USD 175 million. To align interests with the Group, the seller will receive a convertible note and a warrant. The note will provide annual payments and convert into, and the warrant entitles the seller to subscribe to, CS First Boston shares at a qualified initial public offering or other liquidity event, at the then-valuation of CS First Boston, less a customary discount. The principal amount of the convertible note is expected to be USD 100 million, with the balance being paid in cash dependent on the amount of taxes to be paid by the seller at closing. The net present value of the transaction to the Group is expected to be approximately USD 210 million, which also includes interest cost, annual payments on the note and other payments that may in the future become payable in respect of this transaction. Deutsche Bank AG has provided a fairness opinion to the Board of Directors in connection with the acquisition. The transaction is expected to close in the first half of 2023. Following the acquisition’s closing, The Klein Group LLC is expected to be fully integrated into CS First Boston. The Group will retain control over the ultimate scope and structure of CS First Boston, including options to attract third-party capital in the future, as announced at the strategy update on October 27, 2022.
Capital Release Unit
Effective January 1, 2023, the Capital Release Unit (CRU) was established as a separate division to accelerate the reduction of assets, release capital, reduce risk and manage the residual of the SPG business. In advance of its formal establishment, proactive deleveraging and de-risking measures were implemented over the fourth quarter of 2022. The CRU is working to accelerate the wind-down of these assets to release capital and liquidity while targeting cost reductions.
Strengthening and reallocating capital
In the fourth quarter of 2022, we raised capital with gross proceeds of CHF 4.0 billion through the issuance of new shares to qualified investors and through a rights offering for existing shareholders. These capital raises improved our capital base, and we ended the year 2022 with a CET1 ratio of 14.1% and a CET1 leverage ratio of 5.4%. In addition, the successful execution of the SPG transaction and other planned divestments as well as RWA and leverage reductions from the new CRU are expected to release further amounts of capital to support the execution of the strategic transformation. Accordingly, the Group expects to maintain a pre-Basel III reform CET1 ratio of at least 13.0% throughout 2023-2025, with an expected 2025 pre-Basel III reform CET1 ratio in excess of 13.5%.
The CRU comprises the NCU and the residual of the SPG business. The NCU’s purpose is to release capital through the wind-down of non-strategic, low return and higher-risk businesses. The NCU includes the global prime services business, select European lending and capital markets activities, non-Wealth Management-related lending in emerging markets, our global trust business, select trading assets from our Markets business and residual assets transferred from the Asset Resolution Unit. The NCU is expected to release approximately 60% of RWA (excluding operational risk RWA) and approximately 55% of leverage exposure by the end of 2025 compared to the end of the third quarter of 2022, allowing the bank to allocate more capital to higher-return businesses where it has clear competitive advantages.
We further intend to reallocate capital to our core, higher-return businesses. The share of RWA in Wealth Management, the Swiss Bank and Asset Management, together with Markets, is estimated to increase to almost 80% (excluding the Corporate Center) by 2025, with the intention of growing the revenue share of these businesses to over 85% (excluding the Corporate Center) by 2025. CS First Boston is estimated to account for a further 9% (excluding the Corporate Center) of RWA and approximately 14% (excluding the Corporate Center and CRU) of the revenue share by 2025. As we reduce residential mortgage-backed securities (RMBS) exposures and activity as part of our announced strategy towards a managed exit from the SPG business and to de-risk the bank, we anticipate based on ongoing regulatory discussions that operational risk RWA associated with historical RMBS activity will decrease.
Accelerating cost transformation
We have started to take significant measures aiming to reduce the Group’s cost base by 15%, or approximately CHF 2.5 billion, to a cost base of approximately CHF 14.5 billion in 2025. Of this, a reduction of approximately CHF 1.2 billion relative to 2022 guidance at the second quarter of 2022 is targeted for 2023. A comprehensive cost transformation program has been initiated and we plan to go deeper and further than the bank has previously indicated to substantially improve long-term efficiency while retaining a focus on strengthening risk management and investing in our core businesses. Key cost transformation initiatives include non-core unit run down and business descoping, organizational simplification, workforce management and third-party cost management. Our cost base target is measured using adjusted operating expenses at constant 2022 foreign exchange rates and on a constant perimeter, before taking into account the SPG transaction and other divestments.
The cost actions already initiated as of December 2022 are expected to represent around 80% of the 2023 cost base reduction target of approximately CHF 1.2 billion, with further initiatives in progress. We already reduced contractor headcount by approximately 30% and consultant headcount by approximately 20% in the fourth quarter of 2022, as we progress towards a targeted 50% reduction in consultancy spend and a 30% reduction in contractor spend in 2023. The number of employees was reduced by approximately 4% in the fourth quarter of 2022, including notified reductions in workforce. Credit Suisse expects to run the bank with approximately 43,000 employees (based on full-time equivalents) by the end of 2025 compared to approximately 52,000 at the end of the third quarter of 2022, reflecting natural attrition and targeted headcount reductions.
The bank estimates restructuring charges, software and real estate impairments in connection with the transformation of approximately CHF 2.9 billion over a period from the fourth quarter of 2022 to 2024. The transformation is intended to be funded through divestments, exits, the completed capital actions and existing resources.
Organizational structure
Division
Effective January 1, 2023, the Group is organized into five divisions – Wealth Management, Swiss Bank, Asset Management, the Investment Bank and a new Capital Release Unit. Beginning in the first quarter of 2023, our financial reporting will be presented accordingly.
Credit Suisse reporting structure
Effective January 1, 2023, Credit Suisse includes the results of our five reporting segments, including the Capital Release Unit, and the Corporate Center. Core does not include the Capital Release Unit.
Corporate functions
Our operating businesses are supported by focused corporate functions at the Group Executive Board level, consisting of: Chief Financial Officer, Chief Technology & Operations Officer, Chief Risk Officer, Chief Compliance Officer, General Counsel and Global Head of People. The bank’s corporate functions partner with the divisions and regions as part of our effort to provide effective collaboration, management and control oversight.

Financial objectives and certain management actions
Strategic review
We expect to follow a clear execution roadmap and:
■ Radically restructure the Investment Bank to significantly reduce risk-weighted assets, targeting a reduction in RWA of approximately 40% (as of the end of the third quarter of 2022, excluding Basel III reforms) by 2025.
■ Execute the transfer of a significant part of SPG portfolio assets to Apollo.
■ Accelerate cost reductions, reducing the Group’s cost base by 15%, or approximately CHF 2.5 billion, to approximately CHF 14.5 billion in 2025, with an interim target of CHF 15.8 billion in 2023.
■ Strengthen and reallocate capital. The Group is targeting a pre-Basel III reform CET1 ratio of at least 13% throughout the transformation from 2023 through 2025, and a pre-Basel III reform CET1 ratio of more than 13.5% by the end of 2025. In addition, we intend to allocate almost 80% of capital to Wealth Management, Swiss Bank, Asset Management and the Markets business by 2025, excluding the Corporate Center.
■ Utilize the NCU to accelerate the wind-down of non-strategic, low-return businesses and markets and to release capital, targeting a reduction of approximately 60% of RWA (excluding operational risk RWA) and approximately 55% of leverage exposure by the end of 2025.
■ Target a Group return on tangible equity (RoTE) of approximately 6% by 2025 and a Core RoTE of more than 8% by 2025.
■ Advance a capital distribution policy with a nominal dividend over 2022-2024 and meaningful distributions from 2025 onward.
Our estimates, ambitions, objectives, aspirations and targets often include metrics that are non-GAAP financial measures and are unaudited. A reconciliation of these estimates, ambitions, objectives, aspirations and targets to the nearest generally accepted accounting principles (GAAP) measures is unavailable without unreasonable efforts. Results excluding certain items included in our reported results do not include items such as goodwill impairment, major litigation provisions, real estate gains, impacts from foreign exchange and other revenue and expense items included in our reported results, all of which are unavailable on a prospective basis. Return on Tangible Equity is based on tangible shareholders’ equity, a non-GAAP financial measure also known as tangible book value, which is calculated by deducting goodwill and other intangible assets from total shareholders’ equity as presented in our balance sheet, both of which are unavailable on a prospective basis. Our cost base target is measured using adjusted operating expenses at constant 2022 foreign exchange rates and on a constant perimeter, before taking into account the SPG transaction and other divestments, all of which is unavailable on a prospective basis. Such estimates, ambitions, objectives, aspirations and targets are calculated in a manner that is consistent with the accounting policies applied by us in preparing our financial statements.

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
We serve our clients through geographic coverage business areas Asia Pacific, Europe, Middle East & Türkiye, and Latin America, and client segment-specific coverage business areas for Premium Clients Switzerland, Private Banking International, and External Asset Managers. We continue to exit certain non-core markets, while expanding our market leading UHNW and HNW franchises in priority markets.
Organizational change
Effective January 1, 2023, both the Global Trading Solutions (GTS) and the Asia Pacific Financing Group (AFG) joint-ventures between Wealth Management and the Investment Bank were dissolved. Certain financing activities were transferred to Wealth Management. The Markets business within the Investment Bank continues to provide cross-asset investor products for Wealth Management clients, while AFG has moved to Wealth Management, with selective transactions moving to the Non-Core Unit.
> Refer to “Organizational structure” in Strategy for further information.
In October 2022, we announced the successful completion of the offering of our entire shareholding in Allfunds Group plc (Allfunds Group), which represented approximately 8.6% of the share capital of Allfunds Group, through an accelerated bookbuild offering to institutional investors. Following the completion of this transaction, we no longer hold any shares in Allfunds Group.
In September 2022, we signed separate agreements with The Bank of N.T. Butterfield & Son Limited (Butterfield) and Gasser Partner Trust reg. (Gasser Partner) for the sale of our global trust business (Credit Suisse Trust, CST). CST entities continue to operate with a limited number of clients. Under separate agreements, Butterfield acquired CST’s businesses based in Guernsey, Singapore and The Bahamas, while Gasser Partner acquired CST’s Liechtenstein business. The transaction with Butterfield is expected to close in 2023 and is subject to customary conditions.
Business strategy
Wealth Management significantly contributes to Credit Suisse’s strategic and financial ambitions and our business is among the industry’s leaders in our target markets. We redefined our business strategy in 2022 to reinvigorate long-term sustainable growth and capitalize on the attractive growth opportunities in our industry. The following six strategic priorities guide our decisions:
Integrate our Wealth Management division and simplify organization
In 2022, we took extensive integration and simplification steps to create a unified Wealth Management division. This included streamlining the number of client coverage business areas, creating a single, global external asset manager coverage unit, simplifying investment and lending solutions delivery and unifying and centralizing technology platform accountability and strategy. We believe these critical steps lay the foundations for sustainable growth of Wealth Management and will drive further synergies over time.
Grow systematically UHNW and accelerate HNW client segments
In the UHNW client segment, we continue to strengthen the focus on, and level of service provided to, UHNW clients. To this end, we made strategic hires in certain priority markets and implemented a new global coverage model and value proposition for the top-end of the segment, our Strategic Clients. Our integrated, one-stop-shop value proposition across our clients’ lifecycle needs continues to be a key driver of success and differentiator for our UHNW and Entrepreneurial clients.
We evolved the HNW coverage model, through our successful Private Banking International coverage and delivery model, to include Swiss-based HNW focused relationship managers. We believe that for clients with less complex needs, a hybrid-model of engagement built around wealth planning and House View-led advisory services with a personalized and timely offering will continue to support our ambition to achieve superior client experience.
Optimize footprint with a focus on priority markets
We have a deep and long-standing history across our coverage areas and the regions served, where we are geared toward higher growth markets. As part of executing our strategic plan, we intend to focus on the clear opportunities and optimize our footprint. We have identified those priority markets that have attractive characteristics over the long-term and where we want to grow. We aim to achieve this through investing in certain initiatives to scale up and build out our presence and capabilities.
We are also in the process of reducing activities with unattractive risk and return profiles and exiting certain sub-scale markets, taking a disciplined approach to better allocate resources and sharpen focus on those priority markets.

Leverage our centralized lending and investment platforms
We focus on systematically offering solutions and products that are tailored to our clients’ needs, holistically advising them on their assets and liabilities. We believe that broadened collaboration and partnership across our firm provides the basis for creating a differentiated and needs-based value proposition and for gaining a larger share of our clients’ business. We are leveraging our investment strategy and research capabilities, including the Credit Suisse House View, as part of our approach to further optimize the risk/return profiles of our clients’ investment portfolios, also through the Markets business in the Investment Bank, Asset Management and sustainability-related solutions. It remains our priority to grow discretionary and advisory mandates, embed sustainability considerations into our thematic investment solutions and advisory process and continue to grow our private markets and alternatives offering.
Additionally, financing solutions for our clients are an integral part of our holistic approach to wealth management. To meet their needs, we leverage our centralized capabilities and deploy a consistent product offering across regions, while maintaining a focus on managing credit portfolio and operational risk. We also plan to grow our advisory solutions in collaboration with the Investment Bank.
Enhance client and relationship manager experience through technology and automation
We continue to invest in infrastructure and drive the digital transformation with the aim of further improving the technology-enabled service experience for our clients and our relationship managers. In particular, we are focused on how we are deploying our technologies, prioritizing the development of our advanced data analytics and digital advisory strategy and our omni-channel service model.
Furthermore, we continue to take steps to prioritize and direct investment into the simplification and automation of our operating model and front-to-back processes as we consolidate and leverage our technology capabilities across geographies, enhance risk management and control processes and streamline the client onboarding process. All these measures are targeted at a better client experience, higher front-office productivity and a cost efficient and scalable global technology platform, while systematically embedding risk management and compliance into our processes.
Consistent risk management, enabling sustainable growth
We have taken steps to strengthen our approach to risk management, with a particular focus placed on client risk and compliance. Further, a more focused operating model is being implemented with a more harmonized approach to the first line of defense and our chief operating office & business risk management setup. This seeks to realign accountability and resources, reduce fragmentation and consolidate expertise.
We realigned our risk appetite and reduced the risk exposure of the credit portfolio following the execution of certain de-risking measures. As capital deployment into our division increases, we expect to grow our diversified lending portfolio in a sustainable way over time.
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
Comprehensive investment services
We offer a comprehensive range of investment advice and discretionary asset management services based on the outcome of our structured advisory process and the global House View of our Credit Suisse Investment Committee. We base our advice and services on the analysis and recommendations of our research and investment strategy teams, which provide a wide range of investment expertise, including macroeconomic, equity, bond, commodity and foreign-exchange analysis, as well as research on the economy. Our investment advice covers a range of services, from portfolio consulting to advising on individual investments. We offer our clients portfolio and risk management solutions, including managed investment products. These are products actively managed and structured by our specialists or third parties. We apply environmental, social and governance (ESG) criteria at various points in the investment process with an active sustainability offering, which invests in line with the Credit Suisse Sustainable Investment Framework, and passive ESG index and exchange traded funds (ETF). The Markets business within the Investment Bank continues to provide cross-asset investor products for Wealth Management clients, while our Asset Management division provides a broad range of thematic or specific investment solutions for our clients. For clients with more complex requirements, we offer investment portfolio structuring and the implementation of individual strategies, including a wide range of structured, alternative and private market investments. Discretionary asset management services are available to clients who wish to delegate the responsibility for investment decisions to Credit Suisse. In addition, our clients benefit from our comprehensive expertise and services in wealth and succession planning.
Financing and lending
We offer a broad range of financing and lending solutions across all of our private client segments, including consumer credit and real estate mortgage lending, real asset lending relating to ship and aviation financing for UHNW individuals, standard and structured hedging and lombard lending solutions as well as collateral trading services.

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
Organizational change
Effective January 1, 2023, the Swiss investment banking business moved from the Investment Bank division into the Swiss Bank division. Investment banking Switzerland serves corporate clients and financial institutions in connection with financing transactions in debt and equity capital markets and advises on mergers and acquisitions (M&A) transactions.
> Refer to “Organizational structure” in Strategy for further information.
Business strategy
The Swiss Bank operates in an attractive market with a resilient economy, leading multinationals and SMEs, and large institutional clients. The Swiss Bank has leading positions in each business segment: HNW, affluent, retail, consumer finance, credit cards, corporate banking, institutional banking, M&A advisory, equity capital markets and debt capital markets.
In close collaboration with the other divisions, we aim to further build on our positioning as:
■ Bank for Switzerland with global expertise, committed to our Swiss home market and to all our clients in Switzerland
■ Bank for Entrepreneurs, leveraging Credit Suisse experience in supporting entrepreneurs across its divisions
■ Bank for bespoke solutions, working as partners, understanding clients’ complex needs and finding compelling solutions that solve problems holistically, giving clients practical experiences, services and products
■ Bank for the digital generation, further leveraging digitalization, automation and data management to serve and advise our clients in an increasingly digital society and economy
The Swiss Bank operates a “high-touch/high-tech” business model, providing tailor-made solutions for HNW, affluent and corporate and institutional clients with sophisticated needs (“high-touch”), and an increasingly digitally led hybrid service model for retail and corporate clients with less complex needs and a preference for digital channels (“high-tech”). Across all businesses we seek to put a strong focus on disciplined risk management.
For “high-touch”, our aspiration is to gain market share by building on our strong positions with our clients and providing the full range of our offering. Our key initiatives to achieve this goal are:
■ Strengthen global connectivity with Wealth Management, the Investment Bank and Asset Management;
■ Invest in products: sustainability, lending, financial planning and further develop data analytics; and
■ Drive capital velocity by redirecting capital and creating fund-based offerings.
For “high-tech”, our aspiration is to innovate with a tech-centric approach to win new clients and improve profitability. Our key initiatives to achieve this goal are:
■ Simplify and digitalize front-to-back operating model;
■ Further expand our CSX platform: grow private clients, enhance offering, target smaller SME clients; and
■ Further invest in digital client engagement and marketing.
Products and services
For our Swiss retail and small business clients, we provide core banking solutions, such as payments, accounts, debit and credit cards, product bundles, as well as investment solutions and lending offerings such as mortgages, consumer loans and lombard loans. In 2021, we further strengthened our CSX digital brand, targeting younger and digitally savvy clients, and surpassed 300,000 clients by the end of 2022.
For our Swiss HNW and affluent clients, we provide products for day-to-day banking needs and a wide range of tailored solutions for more sophisticated client needs. These include discretionary and advisory investment mandates, a variety of lending solutions, wealth planning services as well as a dedicated offering for entrepreneurs. Apart from the aforementioned digital enhancements, we continued to invest in our advisory process in 2022. This allows us to offer our clients integrated financial planning services and more personalized offerings, which is intended to significantly enhance the client experience along their individual lifecycle.
We further built the strategic partnership with MoneyPark AG and PriceHubble AG to provide a fully integrated digital real estate offering to our clients, such as, for example an overview of the client’s property, including its valuation and further information about its surroundings integrated into our digital banking products and services.
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
■ Execution/brokerage
■ Swiss and international custody
■ Trade finance
■ Private label funds
Additionally, we provide the following investment banking products and services to our private, corporate and institutional clients:
■ Advisory on both the buy- and sell-side during mergers, acquisition and divestiture transactions
■ Origination and execution of capital raises through equity and equity-linked instruments, secondary placements and equity derivative transactions
■ Origination and execution of bond offerings for Swiss issuers in all currencies and for international issuers in Swiss francs
Asset Management
Business profile
The Asset Management division offers investment solutions and services globally to a broad range of clients, including pension funds, governments, foundations and endowments, corporations and individuals, with a strong presence in our Swiss home market. Backed by the Group’s global presence, Asset Management offers active and passive solutions in traditional investments as well as alternative investments. We apply ESG criteria at various points in the investment process with an active sustainability offering, which invests in line with the Credit Suisse Sustainable Investment Framework, and passive ESG index and ETF.
Business strategy
Asset Management’s vision is to be a multi-specialist asset manager of choice in both public and private markets and across institutional and wealth management clients, as well as third-party wholesale distributors. To deliver on this vision, we plan to simplify, strengthen and invest in our asset management business.
Simplification is a key element in the years to come as we plan to undergo a fundamental transformation of our business. This involves, among other things, (i) further reducing our non-core investment and partnership portfolio; and (ii) building one global operating platform for our core franchise, characterized by globally standardized, streamlined and automated processes with a view towards delivering scale and efficiency gains while simultaneously reducing operational risk.
While simplifying the business, we also envisage strengthening the existing franchise across key dimensions of our five defined strategic pillars: distribution, products and capabilities, operational model and technology, risk and controls, and governance and legal entity set-up. Strategic actions include the introduction of a holistic and globally aligned coverage model for our target client segments, a strengthened sales management team and the build-out of existing and new core investment capabilities.
We also plan to invest with the primary focus on shifting our business into higher margin segments of the market by (i) building out our third-party wholesale business and expanding our in-house Wealth Management connectivity; (ii) building a meaningful presence in attractive markets across Europe and the Asia Pacific region; and (iii) expanding our high alpha investment capabilities and developing our private markets offering.
Products and services
Our traditional investment products provide strategies and comprehensive management across equities, fixed income and multi-asset products in both fund formation and customized solutions. Stressing investment principles, such as risk management and asset allocation, we take an active and disciplined approach to investing. Alongside our actively managed offerings, we have a suite of passively managed solutions, which provide clients access to a wide variety of investment options for different asset classes in a cost-effective manner.
We also offer institutional and individual clients a range of alternative investment products, including credit investments, hedge fund strategies, real estate and commodities.

Investment Bank
Business profile
The Investment Bank offers a broad range of financial products and services focused on client-driven businesses and also supports Credit Suisse’s Wealth Management division and its clients. Our suite of products and services includes global securities sales, trading and execution, capital raising and advisory services. Our clients include financial institutions, corporations, governments, sovereigns, UHNW and institutional investors, such as pension funds and hedge funds, financial sponsors and private individuals around the world. We deliver our investment banking capabilities globally through regional and local teams based in both major developed and selected emerging market centers. Our business model enables us to deliver high value, customized solutions that leverage the expertise offered across Credit Suisse and that help our clients unlock capital and value in order to achieve their strategic goals.
Organizational change
The Investment Bank in its current state continues to operate and is managed as one division. Effective January 1, 2023, the division is reorganized into Markets and Banking, with the latter to be carved out later as CS First Boston. Markets includes cross-asset investor products, equities, foreign exchange and rates trading and securities research. Banking includes capital markets, advisory and global credit products.
> Refer to “Organizational structure” in Strategy for further information.
Business strategy
On October 27, 2022, we announced our strategy to restructure the Investment Bank to significantly reduce the risk profile and improve returns. Our Investment Bank strategy is to be a leading provider of cross-asset investor products, equities, foreign exchange and rates access for Credit Suisse clients, as well as to carve out our capital markets and advisory business. In addition, we expect to reduce our risk and capital usage, targeting a reduction in each of RWA and leverage exposure from the end of the third quarter of 2022 levels of approximately 40% (pre-Basel III reforms) by 2025 through strategic actions across four areas: align and streamline our Markets business, carve out CS First Boston, complete our SPG transaction and utilize the CRU to release capital.
Our streamlined Markets business includes the strongest and most relevant aspects of our trading capabilities, which are aligned with Credit Suisse’s strategic objectives, combined with differentiated securities research. While remaining fully committed to serving institutional clients, our leading capabilities in cross-asset investor products as well as equities, foreign exchange and rates access are closely aligned with the Wealth Management and Swiss Bank franchises and are intended to support CS First Boston once it is created. In addition, to reduce risk and capital usage we exited and reduced certain activities across the following businesses: Prime services, emerging markets financing, fund financing and foreign exchange high-touch international institutional.
On November 15, 2022, Credit Suisse announced that it had entered into definitive transaction agreements for the Apollo transaction, which involves phased closings through the first half of 2023 and represents an important step towards a managed exit from the SPG business and to de-risk the bank. On February 7, 2023, the parties completed the first closing of such transaction and the majority of the assets and professionals associated with the transaction are now part of or managed by ATLAS SP Partners, a new standalone credit firm focused on asset-backed financing and capital markets solutions. On February 23, 2023, the parties completed the second closing of such transaction, with further assets transferred.
> Refer to “Securitized Products Group” in Strategy – Credit Suisse Strategy for further information.
The Investment Bank’s capital markets and advisory activities combined with global credit products are expected to be integrated into CS First Boston, which after a transition period is intended to become a leading capital markets and advisory business. The core product offerings of CS First Boston will include M&A, as well as capital raising solutions across equity capital markets, debt capital markets, leveraged finance, and equity and debt derivatives, the latter two in cooperation with Markets. In addition, our credit sales & trading franchise offers clients a range of financing options, including but not limited to, collateralized loan obligation formation and repurchase agreements, providing integrated core market access and distribution capabilities. The future CS First Boston plans to attract third-party capital, as well as a preferred long-term partnership with other Credit Suisse businesses.
> Refer to “CS First Boston” in Strategy – Credit Suisse Strategy for further information.
Products and services
Capital markets and advisory
Equity capital markets originates, syndicates and underwrites equity in initial public offerings (IPOs), common and convertible stock issues, acquisition financing and other equity issues. Debt capital markets originates, syndicates and underwrites corporate and sovereign debt, including investment grade and leveraged loans, investment grade and high yield bonds and unit transactions. We are also a leading provider of committed acquisition financing, including leveraged loan, bridge finance and mezzanine finance. Advisory services advises clients on all aspects of M&A, corporate sales, restructurings, divestitures, spin-offs and takeover defense strategies. Private Fund Group (PFG) is a fully integrated global placement agent and advisory group with a dedicated capital solutions team providing customized liquidity solutions and direct placement capabilities to clients.

Equities
Cash equities provides clients access to primary and secondary equity markets globally. The business is a market maker on numerous exchanges, trading in traditional single stock and equity-related securities, including American depositary receipts (ADRs). Cash equities operates five primary trading desks. Advanced Execution Services (AES) is a platform operated by us to facilitate global equity trading. By employing algorithms to execute client orders and limit volatility, AES helps institutions and hedge funds reduce market impact. AES execution services are offered directly to clients and also to internal trading desks. Program trading provides execution of baskets, rather than single stock names. The desk engages in program facilitation trading, particularly around global index rebalancing and other major index events. It incorporates agency, facilitation, guaranteed VWAP (volume weighted average price), blind bids and risk trading. High-touch trading offers an interactive experience to clients, providing a higher level of client communication with sales traders on market color and trends. High-touch trading may be more relevant when clients are interested in trading less liquid products or contemplate more complex trades. ETF market making (Americas-only) provides liquidity to clients of the bank looking to transact in ETFs. Position traders stand ready to bid for or offer ETF or Index-based equities and may hold inventory for this purpose. Trades may be executed on an agency, principal (facilitation), or riskless principal basis. Systematic strategies (US-only) is a largely electronic business operating a range of process-driven liquidity providing strategies focusing on highly liquid cash equity, foreign exchange and listed derivatives through diversification and continuous risk recycling with a systematic approach to the development, implementation and risk management of electronic strategies. In addition, we also provide specific research and analytics and other content-driven products and services (such as HOLT). Equity derivatives provides a full range of equity-related and cross-asset products globally, including flow and structured products, systematic strategies and strategic equity solutions, as well as sophisticated hedging and risk management expertise and comprehensive execution capabilities to private banking clients, financial institutions, hedge funds, asset managers and corporations. Convertibles provides secondary trading and market making of convertible bonds as well as pricing and distribution of Credit Suisse-originated convertible issuances. Our equities offering also includes HOLT, a differentiated and proprietary framework for objectively assessing the performance of over 20,000 companies worldwide with interactive tools and consulting services that clients integrated into their investment process to make better decisions.
Fixed income
Global credit products is a client-focused credit franchise that provides expert coverage in credit trading, sales and financing. We offer market-making capabilities in private and public debt across the credit spectrum, including leveraged loans, high yield and investment grade corporate bonds, and credit derivatives. We offer clients a range of financing options for credit products including, but not limited to, repurchase agreements and collateralized loan obligation formation. Macro products includes our global foreign exchange and rates businesses and structured macro solutions. Our rates business offers market-making capabilities in US cash and derivatives, European cleared swaps and select bilateral and structured solutions. Our investor products business manufactures rates, foreign exchange and commodity-based structured products for institutional and private banking clients. Emerging markets and structured credit include a range of structured credit products including secured financing transactions and credit investor products as well as onshore-trading in a range of local markets including Brazil, China and India.
Other
Other products and activities include lending and certain real estate investments. Corporate lending includes senior bank debt in the form of syndicated loans and commitments to extend credit to investment grade and non-investment grade borrowers.
Research
Our equity and fixed income businesses are enhanced by the securities research function. Securities research offers differentiated content with and around our leading single stock research (about 2,800 companies under coverage) leveraging proprietary insights through our industry immersion strategy, thematic research across public and private markets, insights through alternative data & analytics, and thought leadership in ESG across all our products.
Capital Release Unit
Business profile
The Capital Release Unit (CRU) was established to accelerate the reduction of assets, release capital, reduce risk and manage the residual of the SPG business. The Non-Core Unit (NCU) is focused on accelerating the wind-down of assets that are not aligned to the bank’s strategic priorities and eliminate operating expenses and funding costs associated with these businesses.
Composition
The CRU comprises the NCU and the residual of the SPG business. The NCU includes assets, operating expenses and funding costs associated with the following businesses and activities: the remaining global prime services business, select European lending and capital markets activities, non-Wealth Management-related lending in emerging markets, our global trust business, select trading assets from our Markets business and residual assets transferred from the Asset Resolution Unit. Transfers from the Investment Bank division include corporate bank and emerging markets loans, equity swaps, fixed income trading, rates and foreign exchange, legacy life finance business and minority interest investments. The NCU is expected to release approximately 60% of RWA (excluding operational risk RWA and the impact from methodology updates) and approximately 55% of leverage exposure by the end of 2025 compared to the end of the third quarter of 2022, allowing the bank to allocate more capital to higher-return businesses where it has clear competitive advantages.

Reporting structure in 2022
Until December 31, 2022, we served our clients through four divisions – Wealth Management, Investment Bank, Swiss Bank and Asset Management. Our business divisions cooperated closely to provide holistic financial solutions, including innovative products and specially tailored advice. Our financial reporting for 2022 was presented as four reporting segments and the Corporate Center.
> Refer to the respective divisional reporting in II – Operating and financial review for further information.
The Wealth Management division offered comprehensive wealth management and investment solutions and tailored financing and advisory services to UHNW and HNW individuals and external asset managers. We served our clients along a client-centric and needs-based delivery model, utilizing the broad spectrum of Credit Suisse’s global capabilities, including those offered by the Investment Bank and Asset Management. We served our clients through coverage areas addressing the geographies of Switzerland, EMEA, Asia Pacific and Latin America.
The Swiss Bank division offered comprehensive advice and a wide range of financial solutions to private, corporate and institutional clients primarily domiciled in our home market of Switzerland. Our private clients business has a leading franchise in Switzerland, including HNW, affluent, retail and small business clients. In addition, we provided consumer finance services through our subsidiary BANK-now and the leading credit card brands through our investment in Swisscard AECS GmbH. Our corporate and institutional clients business served large corporate clients, small and medium-sized enterprises (SMEs), institutional clients, financial institutions and commodity traders.
The Asset Management division offered investment solutions and services globally to a broad range of clients, including pension funds, governments, foundations and endowments, corporations and individuals, with a strong presence in our Swiss home market. Backed by the Group’s global presence, Asset Management offered active and passive solutions in traditional investments as well as alternative investments. We applied ESG criteria at various points in the investment process with an active sustainability offering, which invested in line with the Credit Suisse Sustainable Investment Framework, and passive ESG index and ETF.
The Investment Bank division offered a broad range of financial products and services focused on client-driven businesses and also supported our Wealth Management division and its clients. Our suite of products and services included global securities sales, trading and execution, capital raising and advisory services. Our clients included financial institutions, corporations, governments, sovereigns, UHNW and institutional investors, such as pension funds and hedge funds, financial sponsors and private individuals around the world. We delivered our investment banking capabilities globally through regional and local teams based in both major developed and emerging market centers.

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
Governments and regulatory authorities around the world have responded to challenging market conditions by proposing and enacting numerous reforms of the regulatory framework for financial services firms such as the Group. In particular, a number of reforms have been proposed and enacted by regulators, including our primary regulators, which could potentially have a material effect on our business. These regulatory developments could result in additional costs or limit or restrict the way we conduct our business. Although we expect regulatory-related costs and capital requirements for all major financial services firms (including the Group) to continue to be high, we cannot predict the likely impact of proposed regulations on our businesses or results. We believe, however, that overall we are well positioned for regulatory reform.
> Refer to “Risk factors” for further information on risks that may arise relating to regulation.
Recent regulatory developments and proposals
Some of the most significant regulations proposed or enacted during 2022 and early 2023 are discussed below.
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
Consistent with prior announcements by the Financial Conduct Authority (FCA) and ICE Benchmark Administration Limited (IBA) on March 5, 2021, the London Interbank Offered Rate (LIBOR) administrator’s representative settings for all CHF, EUR, GBP and JPY LIBORs and for the one-week and two-month USD LIBORs are no longer available. Representative settings for the remaining USD LIBORs will permanently cease immediately after June 30, 2023. The FCA has proposed to continue requiring the publication of synthetic USD LIBOR until September 30, 2024.
On March 15, 2022, the United States enacted the Adjustable Interest Rate (LIBOR) Act of 2021 (LIBOR Act). The federal LIBOR Act preempts similar state legislation (including that enacted in New York) and provides one national approach for replacing USD LIBOR as a reference interest rate in certain contracts, including those with no fallback provisions or with fallback provisions that identify neither a specific replacement rate nor a “determining person” as defined in the legislation, once USD LIBOR is no longer published or is no longer representative. The Board of Governors of the Federal Reserve System (Fed) has adopted the final rule that implements the LIBOR Act, which establishes benchmark replacements for contracts governed by US law that reference overnight and one-, three-, six- and 12-month tenors of USD LIBOR that do not have suitable fallback provisions after June 30, 2023. Under this final rule, the benchmark replacement will be (i) for derivative contracts and Federal Home Loan Bank advances, the “Fallback Rate (SOFR)” (as defined in the ISDA 2020 IBOR Fallbacks Protocol), or (ii) for other contracts, the applicable Secured Overnight Financing Rate (SOFR)-based benchmark rates selected by the Fed plus the relevant tenor spread adjustments. The Commodity Futures Trading Commission (CFTC) has also issued a final rule modifying the swap clearing requirement to support the transition from LIBOR and certain other interbank offered rates to alternative reference rates, including SOFR.
> Refer to “Replacement of interbank offered rates” in II – Operating and financial review – Credit Suisse – Other information for further information pertaining to IBOR transition.
Sanctions developments
As a result of Russia’s invasion of Ukraine, as well as allegations concerning Russian acts related to Syria, cybersecurity, electoral interference and other matters, the US Department of Treasury’s (US Treasury) Office of Foreign Assets Control (OFAC) has imposed sanctions against a number of parties, sectors and activities relating to Russia, including the designation of Russian government officials, financial institutions, business people and certain related companies and close associates as specially designated nationals (SDNs). Such designation blocks their assets and prohibits dealings within US jurisdiction involving the designated SDNs, entities owned 50% or more by one or more SDNs, or the property of such parties. OFAC has also imposed targeted sanctions restrictions relating to new investments in Russia, providing certain professional services to Russia, certain debt and equity activities, limitations on USD payments, Russian sovereign debt and transactions with the Russian sovereign. US law also authorizes the imposition of other restrictions against non-US entities that, among other activities, operate in the Russian financial sector or engage in significant transactions with or provide material support to blocked persons or to Russia’s military and defense industrial base. The US has also imposed certain import bans and has significantly expanded export controls against Russia.

In addition, the EU, UK, Switzerland and other governments have imposed or announced similar sanctions and trade controls against a number of parties, sectors and activities relating to Russia, including asset-freeze sanctions targeting Russian individuals and entities (including financial institutions), restrictions on deposits exceeding certain values from Russian nationals or residents, restrictions on transactions with the Russian sovereign, restrictions on providing certain professional services to Russia and capital markets-related restrictions. In addition, the EU required the disconnection of certain Russian banks from the Society for Worldwide Interbank Financial Telecommunication (SWIFT) network and the UK has prohibited new investments in Russia. A coalition of countries including the G7 countries, the EU and Australia, has implemented a prohibition on certain financial and professional services relating to the maritime transport of Russian-origin crude and petroleum products that do not conform with the coalition’s price cap policy.
The Russian government has also enacted certain countermeasures, which include restrictions relating to foreign currency accounts and security transactions. In light of the continuing conflict in Ukraine, additional US, EU, UK and Swiss sanctions related to Russia or additional Russian persons or entities are possible, and the potential effects of related disruptions (including potential Russian countermeasures) may include an adverse impact on our businesses and the businesses of our customers.
In addition, political and trade tensions between the US and China led to a series of sanctions and countermeasures beginning in 2020, as previously disclosed. These include US sanctions prohibiting US persons from transacting in certain publicly traded securities linked to designated Chinese companies and foreign investment and export control developments from both China and the US. The EU has also issued sanctions against China relating to human rights, and China has issued counter-sanctions against the EU in response. Further sanctions and other restrictive measures arising from tensions between China and the US and other countries are possible, and could give rise to conflicts of law, compliance risks and market disruptions that may have an adverse impact on our businesses and the business of our customers.
Minimum tax
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
On June 22, 2022, in order to implement the OECD/G20 project of a minimum tax, the Swiss Federal Council adopted the dispatch on the federal resolution for the introduction of a supplementary tax on large multinational companies. In view of the time pressure, the Swiss Federal Council has decided to proceed in stages. On December 16, 2022, the Swiss Federal Parliament resolved the Swiss Federal Resolution on a Special Taxation of Large Corporate Groups (Implementation of the OECD/G20 Project on the Taxation of Large Corporate Groups). The resolution provides for an amendment of the Swiss Federal Constitution by a new Article 129a to create the basis for the implementing legislation and for the submission of the resolution to the vote of the people and cantons. The public vote will take place on June 18, 2023. If it is adopted by the people and the cantons, the constitutional amendment will enter into force on January 1, 2024, and a temporary ordinance to regulate minimum taxation will enter into force on a date to be determined by the Swiss Federal Council, which, depending on the implementation of the minimum tax by other countries, may be as early as January 1, 2024. The temporary ordinance is to be replaced by a federal law passed by the Swiss Federal Parliament as soon as there is sufficient clarity on the application of the international minimum taxation rules.
During 2023, other jurisdictions where Credit Suisse operates are intending to enact rules to introduce the minimum tax system, expected to be effective from 2024.
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
Revision of CIS – Introduction of L-QIF
On December 17, 2021, the Swiss Parliament approved the revised Federal Act on Collective Investment Schemes (CIS), which, following an optional referendum period that ended on April 7, 2022, without a referendum being called, will enter into force and introduce the Limited Qualified Investor Fund (L-QIF) into Swiss law. The L-QIF is a new fund category which is not subject to supervisory licensing or approval requirements by Swiss Financial Market Supervisory Authority FINMA (FINMA) at the level of the fund. However, the L-QIF is only open to qualified investors and must be managed by an institution licensed and supervised by FINMA. The revised CIS is expected to enter into force in the second quarter of 2023.
FINMA enforcement action
In June 2021, FINMA opened enforcement proceedings relating to the delayed implementation of a comprehensive overview of client relationships, which is one of the measures that FINMA ordered in September 2018 in connection with the conclusion of two enforcement procedures against Credit Suisse AG. FINMA appointed a monitor to oversee the implementation and confirm effectiveness. In April 2022, FINMA issued an enforcement decision generally accepting Credit Suisse’s submissions concerning the scope of the project and the related implementation and development work. FINMA found no breach of Swiss supervisory law nor imposed any reprimand and set a final deadline until the end of 2024 to finalize the implementation.

Revision of the Swiss Anti-Money Laundering Act
On August 31, 2022, the Swiss Federal Council enacted the revised Anti-Money Laundering Act (AMLA) and Anti-Money Laundering Ordinance (AMLO) with effect from January 1, 2023. The revisions provide for enhanced measures for financial intermediaries in the areas of beneficial ownership, updating of client data and suspicious activity reports concerning money laundering. In this context, on November 2, 2022, FINMA announced that it had made the necessary amendments to the implementing FINMA ordinance, which sets out the additional implementing provisions. The revised Anti-Money Laundering Ordinance-FINMA also entered into force on January 1, 2023.
In addition to the amendments to the AMLA and AMLO, the Swiss Federal Council is implementing provisions in various Swiss federal ordinances, including on reporting and on the new mandate of the Central Office for Precious Metals Control as a money laundering oversight authority. Furthermore, the duties in the event of suspicion of money laundering will no longer be set out in ordinances from the supervisory authorities, and instead will be regulated by the Swiss Federal Council.
Revision of the Swiss Bank Law and Banking Ordinance
On November 23, 2022, the Swiss Federal Council enacted the revised Federal Act on Banks and Savings Institutions (Bank Law) and the revised Federal Ordinance on Banks and Savings Institutions (Banking Ordinance), as well as certain other revised ordinances, effective as of January 1, 2023. Among other things, these amendments relate to the resolvability and resolution provisions for banks and aim to strengthen the Swiss deposit insurance program. The revisions include certain amendments to the Banking Ordinance and the Capital Adequacy Ordinance which replace the current rebate system on certain capital requirements with an incentive system.
> Refer to “Liquidity and funding management” and “Capital management” in III – Treasury, Risk, Balance sheet and Off-balance sheet for information regarding our current regulatory framework and expected changes to this framework affecting capital and liquidity standards.
Climate-related disclosures
On November 23, 2022, the Swiss Federal Council adopted the implementing ordinance on climate disclosures for large Swiss companies (Disclosure Ordinance) and enacted the Disclosure Ordinance effective as of January 1, 2024. Under the Disclosure Ordinance, public companies, banks and insurance companies with 500 or more employees and at least CHF 20 million in total assets or more than CHF 40 million in revenues are obliged to publicly report on climate-related issues. The required public reporting includes disclosures on the financial risk that a company incurs as a result of climate-related activities and the general impact of the company’s business activities on the climate.
Under the FINMA Circular 2016/1 “Disclosure – banks”, category 1 banks, such as Credit Suisse, had already included disclosures on climate-related financial risks in the annual reporting for the financial year 2021. On November 29, 2022, FINMA published the FINMA Guidance 03/2022 “implementation of climate-related risk disclosures by category 1-2 institutions” under which FINMA has further defined the applicable disclosure obligations. On January 24, 2023, FINMA published the FINMA Guidance 01/2023 “developments in the management of climate risks,” under which FINMA reiterates its expectation that supervised institutions establish an appropriate climate risk management framework based on recognized practices.
Supervision
On December 13, 2022, FINMA published the fully revised Circular “Operational risks and resilience—banks,” in which FINMA addresses current technological developments and clarifies its supervisory practice with regard to the management of operational risks, in particular, in connection with information and communication technology, handling of critical data and cyber risks. The circular also adopts the revised principles for managing operational risks and the new principles on operational resilience published by the Basel Committee on Banking Supervision (BCBS) in March 2021. The circular will enter into force on January 1, 2024, with gradual transitional provisions for ensuring operational resilience applying over two years.
On December 14, 2022, FINMA published the partially revised Financial Market Infrastructure Ordinance-FINMA (FMIO-FINMA), which entered into force on February 1, 2023. Under the revised FMIO-FINMA, FINMA specifies the information to be reported for derivative transactions subject to a reporting obligation. Transactions involving derivatives with underlying securities that are admitted to trading on a trading venue must be reported and included in trading surveillance, and the trading venues must create the technical infrastructure to guarantee that all derivative reports can be submitted correctly and completely. In response to the benchmark reform (replacement of reference rates such as LIBOR), FINMA also updated the catalog of interest-rate derivatives that must be cleared through a central counterparty.
Tax
Rejection of withholding tax reform
As previously disclosed, in April 2021, following a consultation procedure in 2020, the Swiss Federal Council submitted to the Swiss Parliament a proposal for the amendment of the Federal Withholding Tax Act. In December 2021, the Swiss Parliament approved several amendments which would largely abolish withholding tax on interest and remove the turnover tax on domestic bonds. However, a referendum was subsequently called and on September 25, 2022, the amendments were rejected in the national vote. The reform will therefore not enter into force.
Suspension of transmission of tax-related information to Russia
On September 16, 2022, the Swiss Federal Council decided, based on the public policy provision of the Convention on Mutual Administrative Assistance in Tax Matters, to stop transmitting tax-related information to the Russian Federation for the time being. The temporary suspension affects all forms of tax-related information exchange with the Russian Federation, including the automatic exchange of information on financial accounts and country-by-country reports, the exchange of information on request and the spontaneous exchange of information.

US
Banking regulation and supervision
On June 23, 2022, the Fed announced the results of its annual supervisory stress tests, as implemented pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd Frank Act). Our US intermediate holding company (IHC) remained above its risk-based minimum capital requirements. On August 4, 2022, the Fed announced the individual capital requirements for large banks. Our US IHC’s stress capital buffer increased from 6.9% to 9% based on the 2022 stress tests. This revised stress capital buffer went into effect on October 1, 2022. If our US IHC does not maintain its stress capital buffer above minimum risk-based capital requirements, it will be limited in its ability to make distributions and discretionary bonus payments.
On December 16, 2022, the Fed and the Federal Deposit Insurance Corporation (FDIC) announced that they had identified two deficiencies in our 2021 targeted plan submission. We are required to submit a revised resolution plan for our US operations by May 31, 2023 demonstrating that the identified governance weaknesses have been addressed. We are also required to submit a revised resolution plan by July 1, 2024, demonstrating that the identified cash flow forecasting weaknesses have been remediated. If these plans do not adequately remedy the applicable deficiencies, the Fed and the FDIC may jointly determine that Credit Suisse or any of its subsidiaries shall be subject to more stringent capital, leverage or liquidity requirements, or restrictions on their growth, activities, or operations.
Broker-dealer regulation and supervision
On September 16, 2020, the US Securities and Exchange Commission (SEC) adopted amendments to SEC Rule 15c2-11, which sets out a broker-dealer’s information review obligations concerning the issuer of an over-the-counter security prior to publication or submission of a quotation in that security. The original compliance date for the amendments was September 28, 2021; however, the SEC staff has issued no-action letters phasing in the compliance date for quotations published by broker-dealers for certain fixed income securities. Most recently, on November 30, 2022, the SEC staff extended the phase-in period of the Rule 15c2-11 amendments to certain fixed income securities through January 4, 2025.
On December 14, 2022, the SEC proposed a new Regulation Best Execution, modeled after the Financial Industry Regulatory Authority (FINRA)’s best execution rule, which would require broker-dealers to use reasonable diligence to provide the best price to customers under current market conditions and impose certain additional policy and procedure obligations on broker-dealers. The SEC also proposed a package of reforms to the equity market structure rules that, if adopted as proposed, would make significant changes to the way equity orders are handled and executed. The proposals include a new requirement for certain retail equity orders to be exposed to a qualified auction before being executed internally, an adjustment to the tick sizes at which certain equity stocks can be quoted and extension of the tick size requirements to executions, and an expansion of the information that is reported under Regulation NMS Rule 605.
On February 15, 2023, the SEC published a final rule to shorten standard settlement cycles for certain broker-dealer transactions from two business days after the trade (T+2) to one business day after the trade (T+1). The final rule is set to take effect on May 28, 2024.
Data protection and cybersecurity
On March 9, 2022, the SEC proposed rule amendments to enhance and standardize disclosure requirements related to cybersecurity incident reporting and cybersecurity risk management, strategy and governance. The proposal was open for public comment through November 1, 2022.
On March 15, 2022, the Cyber Incident Reporting for Critical Infrastructure Act of 2022 was signed into law, imposing federal reporting requirements for cyber incidents and ransomware attack payments. The legislation will require covered entities, which will be defined in rulemaking and identified from within the 16 currently designated critical infrastructure sectors as defined in the Presidential Policy Directive 21, such as financial services, to report to the Department of Homeland Security’s Cybersecurity and Infrastructure Security Agency (CISA) within 72 hours of forming a reasonable belief that a substantial cyber incident has occurred and within 24 hours of making a ransom payment following a ransomware attack. The reporting requirements will not take effect until CISA enacts implementing regulations, including clear descriptions of covered entities and “substantial cyber incident”. CISA is required to publish a notice of proposed rulemaking within 24 months of the statute’s enactment and a final rule within 18 months of issuing the proposed rule.
Tax
On August 16, 2022, major US tax reform legislation known as the Inflation Reduction Act (IRA) of 2022 was enacted. The IRA makes significant changes to US tax law, including the introduction of a corporate alternative minimum tax of 15% of the “adjusted financial statement income” of certain domestic corporations (effective in taxable years beginning after December 31, 2022) and a 1% excise tax on stock repurchases by certain domestic corporations (effective on repurchases made after December 31, 2022). The IRA may affect the taxation of our subsidiaries in the future and thus could affect our valuation.
Anti-money laundering regulation and supervision
On September 29, 2022, the US Treasury’s Financial Crimes Enforcement Network (FinCEN) published a final rule implementing the beneficial ownership reporting requirements of the Corporate Transparency Act of 2020. Under the final rule, beginning January 1, 2024, US legal entities and foreign legal entities registered to do business in the United States will be required to report beneficial ownership information to FinCEN, unless they are eligible for an exemption from reporting.
Climate-related regulation and supervision
On March 21, 2022, the SEC issued for public comment proposed rule changes that would require registrants to include certain climate-related disclosures in their registration statements and periodic reports, including information about climate-related governance, risk, business impacts, targets and goals and other related disclosures, as well as a note to registrants’ audited financial statements providing certain climate-related metrics and impacts on a line-item basis. The proposal was open for public comment through November 1, 2022.
Clawback rule
On October 26, 2022, the SEC adopted rules requiring stock exchanges, such as the New York Stock Exchange (NYSE) on which our American Depositary Shares are listed and the Nasdaq Stock Market (Nasdaq) on which Credit Suisse AG has other securities listed, to establish new listing rules that set minimum standards for clawback policies to recover incentive-based compensation erroneously paid to current and former executive officers due to accounting restatements that must be implemented by their listed companies.
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
The EU legislators and supervisory authorities are working towards the integration of ESG risks across the three pillars of the EU banking prudential framework. Concerning Pillar I minimum mandatory capital requirements, the proposed amendment of the Capital Requirements Regulation (CRR) through an amending Regulation (CRR III) would advance the deadline from 2025 to 2023 for the European Banking Authority (EBA) to deliver its report on a possible dedicated prudential treatment for exposures subject to environmental and social risk. Concerning Pillar II supervisory review, in 2022 the European Central Bank (ECB) conducted climate stress tests among significant credit institutions and published its findings in July 2022. In 2022, the ECB also launched a thematic review of credit institutions’ climate-related and environmental risk strategies, as well as their governance and risk management framework, and in November 2022, it published a report on the good practices it identified for climate-related and environmental risk management and set deadlines for individual significant banks to achieve full alignment with ECB expectations relating to such risks. Certain national authorities in several EU member states have taken similar initiatives with respect to less significant banks that are directly supervised by them. Concerning Pillar III disclosure requirements, new rules apply for the disclosure of ESG risks by large listed institutions as of December 31, 2022. CRR III proposes to extend these disclosure obligations in the future to all EU banks.
In 2020, the European Commission presented a “Communication on a Digital Finance Strategy for the EU” and several legislative proposals that form part of the so-called Digital Finance Package: a “Regulation on Markets in Crypto-Assets” (MiCA), a “Digital Operational Resilience Act” (DORA), and a “Regulation on a pilot regime for market infrastructures based on distributed ledger technology” (DLT Pilot Regulation). On June 30, 2022, the Council of the EU and the European Parliament reached a provisional agreement on MiCA, which is a proposed regulation aimed at creating an EU harmonized regulatory framework for the issuance, offering to the public and trading of crypto-assets and stablecoins in the EU. The final vote by the European Parliament is currently scheduled for April 2023. On November 28, 2022, the Council of the EU adopted DORA, which is a package composed of a regulation and a directive aimed at harmonizing and strengthening the IT security requirements of European financial entities such as banks, insurance companies and investment firms. Its purpose is to make sure that the financial sector in Europe is able to maintain resilient operations in case of severe operational disruption. DORA will become applicable on January 17, 2025. On May 30, 2022, the DLT Pilot Regulation was adopted and will be effective on March 23, 2023. It aims to provide European DLT-based trading and securities settlement systems with harmonized licensing and conduct of business rules suited to DLT-based crypto-assets that qualify as financial instruments under the revised Markets in Financial Instruments Directive.
On November 28, 2022, the Council of the EU approved the Corporate Sustainability Reporting Directive (CSRD), which entered into force on January 5, 2023. The new rules will need to be implemented by member states within 18 months. The CSRD will require companies to publish detailed information on how their business model affects their sustainability and on how external sustainability factors (such as climate change or human rights issues) influence their activities. The CSRD strengthens the existing rules on non-financial reporting introduced in the Accounting Directive by the 2014 Non-financial Reporting Directive. The application of the CSRD will take place in four stages.
UK
Banking regulation and supervision
On July 27, 2022, the FCA published its final rules and guidance for a new duty of care owed by UK financial services firms, including UK authorized firms of the Group, to retail customers (Consumer Duty). The new rules introduce the overarching principle that firms must “act to deliver good outcomes for retail customers”; the principle is supported by four specific outcomes relating to products and services, price and value, consumer understanding and customer support. The rules and guidance also introduce requirements for firms to monitor, and for their management to confirm at least once annually, compliance with the Consumer Duty. The effective date will be July 31, 2023 in respect of new and existing products or services that are open to sale or renewal, and July 31, 2024 for “closed” products or services.
On November 30, 2022, the Prudential Regulation Authority (PRA) published Consultation Paper CP16/22 on the Implementation of the Basel III standards that remain to be implemented in the UK.

The proposals in the consultation paper include, among other things, changes to the rules on credit risk, operational risk and credit valuation adjustment, and the implementation of the output floor. The PRA proposes that the new rules apply from January 1, 2025, subject to certain transitional provisions. On the same day, His Majesty’s Treasury (HM Treasury) launched a related consultation on the technical and legislative changes necessary to facilitate the PRA’s implementation of the remaining Basel III standards. In addition, HM Treasury’s consultation seeks views on improving aspects of the prudential framework, including changes in relation to equivalence, resolution and overseas exchanges.
Data protection regulations
On March 21, 2022, two new agreements governing international data transfers out of the UK came into force: the International Data Transfer Agreement (IDTA) and the Data Transfer Addendum (Addendum). The IDTA is a stand-alone agreement, whereas the Addendum supplements the European Commission Standard Contractual Clauses (SCCs) for transferring personal data from the EEA to third countries pursuant to the General Data Protection Regulation (GDPR) approved by the European Commission on June 4, 2021. The old SCCs are still considered to provide adequate safeguards until March 21, 2024 for contracts entered into before September 22, 2022. All new contracts entered into after September 22, 2022 must be safeguarded by either the IDTA or the Addendum.
Regulatory framework
The principal regulatory structures that apply to our operations are discussed below.
Global initiatives
Total Loss-Absorbing Capacity
On January 1, 2019, the final Financial Stability Board’s (FSB) total loss-absorbing capacity (TLAC) standard for global systemically important banks (G-SIBs) became effective, subject to a phase-in until January 1, 2022. The purpose of the standard is to enhance the ability of regulators to recapitalize a G-SIB at the point of non-viability in a manner that minimizes systemic disruption, preserves critical functions and limits the exposure of public sector funds. TLAC-eligible instruments include instruments that count towards satisfying minimum regulatory capital requirements, as well as long-term unsecured debt instruments that have remaining maturities of no less than one year, are subordinated by statute, corporate structure or contract to certain excluded liabilities, including deposits, are held by unaffiliated third parties and meet certain other requirements. Excluding any applicable regulatory capital buffers that are otherwise required, as of January 1, 2022, the minimum TLAC requirement is at least 18% of a G-SIB’s risk-weighted assets. In addition, as of January 1, 2022, the minimum TLAC requirement is at least 6.75% of the Basel III leverage ratio denominator. National regulators may implement or interpret the requirements more strictly within their own jurisdictions.
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
In the UK, the Bank of England published its statement of policy on its approach to establishing the requirement under the EU Bank Recovery and Resolution Directive (BRRD) for certain UK entities, including Credit Suisse International (CSI) and Credit Suisse Securities (Europe) Limited (CSSEL), to maintain MREL as well as its approach on setting internal MREL. Similar to the FSB’s TLAC standard, the MREL requirement obliges firms within the scope of the BRRD to maintain a minimum level of own funds and liabilities that can be bailed in. The statement of policy provides that internal MREL requirements for UK material subsidiaries of non-UK G-SIBs, such as Credit Suisse would be scaled between 75% and 90% of external MREL based on factors including the resolution strategy of the group and the home country’s approach to internal TLAC calibration. Interim internal MREL requirements came into effect beginning January 1, 2019, and their full implementation became effective January 1, 2022. In addition, the amendments to the CRR made by amending Regulation (CRR II) introduced a requirement, as of June 27, 2019, for material subsidiaries of non-EU G-SIBs, which are not resolution entities, to maintain internal MREL scaled at 90% of the external MREL requirement that would apply if the material subsidiary were a resolution entity. The UK Government intends to legislate to remove this requirement and only subject banks to the Bank of England’s MREL policy. The Bank of England has stated that its statement of policy should be read in compliance with the CRR II requirements.
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
In Switzerland, the Banking Ordinance and the Federal Ordinance of FINMA on the Insolvency of Banks and Securities Dealers (FINMA Banking Insolvency Ordinance) require Swiss banks, including Credit Suisse, to include a clause under which the counterparty recognizes FINMA’s stay powers under the Federal Act on Banks and Savings Banks of November 8, 1934, as amended, in certain of their contracts and in certain contracts entered into by their subsidiaries or affiliates. The requirement to include such a clause applies to the financial contracts exhaustively listed under the FINMA Banking Insolvency Ordinance and that are not governed by Swiss law or that provide for jurisdiction outside of Switzerland.
In the UK, the PRA published final rules requiring UK entities to ensure that their counterparties under a broad range of financial arrangements are subject to the stays on early termination rights under the UK Banking Act that would be applicable upon their resolution.
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
In the US, the Fed, the FDIC and the Office of the Comptroller of the Currency (OCC) each issued final rules designed to improve the resolvability of US-headquartered G-SIBs and the US operations of non-US G-SIBs, such as our US operations. These final rules require covered entities to modify certain qualified financial contracts to obtain the agreement of counterparties that (1) their qualified financial contracts are subject to the stays on default rights under the Dodd-Frank Act’s Orderly Liquidation Authority and the Federal Deposit Insurance Act, which is similar to requirements introduced in other jurisdictions to which we are already subject, and (2) certain affiliate-linked default rights would be limited or overridden if an affiliate of the G-SIB entered proceedings under the US Bankruptcy Code or other insolvency or resolution regimes. ISDA has developed the ISDA 2018 US Resolution Stay Protocol (ISDA US Protocol) to facilitate compliance with the final rules. All the relevant Credit Suisse’s entities have adhered to the ISDA US Protocol to amend their qualified financial contracts with adhering counterparties to comply with the final rules.
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
In addition to the GDPR, other jurisdictions in which we operate have adopted or are proposing data privacy standards, for example the Federal Act on Data Protection in Switzerland, applicable US data privacy laws including the GLBA, CCPA and CPRA (each as defined herein), the Thailand Personal Data Protection Act and the Data Protection Law DIFC No. 5 2020 in Dubai, some of which are similar to the GDPR or contain their own requirements more robust than the GDPR. Following the UK’s withdrawal from the EU, the UK also adopted into its national legislation the UK version of the GDPR, which largely mirrors the GDPR as in force in the EU; however, there is currently uncertainty as to whether the UK government intends to significantly overhaul the data protection regime in the UK. In 2021, China passed the Data Security Law and the Personal Information Protection Law, which enacts strict requirements around the areas of information security, personal data processing, data localization and cross-border data transfers, and under which the Chinese government can request data for national security or criminal investigations and must give its approval prior to the transfer of data to a judicial or enforcement agency outside of China. As additional data privacy laws come into effect in the coming years, we continue to monitor changes and ensure compliance with our data privacy obligations.
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
Switzerland
Banking regulation and supervision
Although Credit Suisse Group is not a bank according to the Bank Law and the Banking Ordinance, the Group is required, pursuant to the provisions on consolidated supervision of financial groups and conglomerates of the Bank Law, to comply with certain requirements for banks. Such requirements include capital adequacy, loss-absorbing capacity, solvency and risk concentration on a consolidated basis, and certain reporting obligations. Our banks in Switzerland are regulated and supervised by FINMA on a legal entity basis and, if applicable, on a consolidated basis.
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
Our banks in Switzerland are subject to close and continuous prudential supervision and direct audits by FINMA. Under the Bank Law, our banks are subject to inspection and supervision by an independent regulatory auditing firm recognized by FINMA, which is appointed by the bank’s board of directors and required to assess whether the bank is in compliance with Swiss laws and regulations, including the Bank Law, the Banking Ordinance and the relevant FINMA regulations.
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
The Financial Services Act (FinSA) and FinIA as well as the implementing ordinances, the Financial Services Ordinance (FinSO) and the FinIO, provide for a comprehensive regime, governing the provision of financial services in Switzerland, including to Swiss clients from abroad on a cross-border basis, as well as the offering of financial instruments, and the admission to trading of financial instruments in Switzerland. Further, FinSA sets out a prospectus regime for the offering of securities in Switzerland. FINMA granted both BX Swiss AG and the SIX Exchange Regulation AG a license as reviewing bodies for prospectuses. The reviewing bodies are regulated under the FinSA and are tasked with reviewing and approving the prospectuses published in connection with a public offer of securities or the admission of securities to trading on a trading venue in Switzerland. Subject to certain exemptions, the publication of approved prospectuses is mandatory for issuers of securities, provided a public offer or admission to trading is intended in Switzerland. FinSA also sets out duties for Swiss financial service providers or foreign financial service providers providing financial services to clients in Switzerland, including on a mere cross-border basis. FinIA and FinIO govern the licensing requirements and provide for a differentiated supervisory regime for securities firms, asset managers, trustees, managers of collective assets, fund management companies and investment firms.
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
Compensation design and its implementation and disclosure have been required to comply with standards promulgated by FINMA under its Circular on Remuneration Schemes and the Swiss Code of Obligations, as updated from time to time.
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
Our asset management activities in Switzerland, which include the establishment and administration of mutual funds registered for public distribution, are conducted under the supervision of FINMA and are governed by FinIA, FinSA and the Federal Act on Collective Investment Schemes.
Resolution regime
Following the financial crisis of 2007/2008, the Swiss legislator promulgated special rules for the stabilization and restructuring of systemically important financial institutions. Among other aspects, these rules require plans for recovery and resolution. Each systemically important bank is required to submit a recovery plan to FINMA once a year, in which it sets out how it would stabilize itself in a crisis without government intervention, also taking the requirements of foreign regulators into account; this plan requires FINMA’s approval. In addition, each Swiss systemically important bank must submit an emergency plan, in which it details how it would ensure uninterrupted continuity of its systemically important functions in Switzerland, particularly access to deposits and payments, in a crisis; FINMA must review this plan and evaluate whether it is ready to be implemented if necessary. Credit Suisse was required to submit an effective Swiss emergency plan to FINMA for review by the end of 2019, and on February 25, 2020, FINMA published a report noting that it regarded the Swiss emergency plan submitted by Credit Suisse as effective. A third element is the resolution plan, which FINMA produces for systemically important banks, indicating how the entire global group would be recapitalized, restructured and/or liquidated in a crisis; FINMA assesses the resolvability of an institution on the basis of whether the preparations are sufficient to successfully implement the plan if necessary. On March 24, 2022, FINMA published a report providing a detailed assessment of the recovery and resolution plans of the systemically important Swiss institutions. FINMA approved the recovery plans of all five systemically important Swiss banks. FINMA continued to regard the Swiss emergency plan submitted by Credit Suisse as effective. With respect to the global resolvability, FINMA concluded that Credit Suisse has already taken important preparatory steps and has made further progress in 2021.
The Bank Law governs resolution (i.e., restructuring or liquidation) proceedings applicable to Swiss banks and securities firms, such as Credit Suisse AG and Credit Suisse (Schweiz) AG, and Swiss-domiciled parent companies of financial groups, such as Credit Suisse Group AG, and certain other unregulated Swiss-domiciled companies belonging to financial groups. Additional implementing provisions are set out under the FINMA Banking Insolvency Ordinance. Instead of prescribing a particular resolution concept, the Bank Law and the FINMA Banking Insolvency Ordinance provide FINMA with a significant amount of authority and discretion in the case of resolution, as well as various restructuring tools from which FINMA may choose.
FINMA may open resolution proceedings if there is an impending insolvency because there is justified concern that the relevant Swiss bank (or Swiss-domiciled parent companies of financial groups and certain other unregulated Swiss-domiciled companies belonging to financial groups) is over-indebted, has serious liquidity problems or no longer fulfills capital adequacy requirements. Resolution proceedings may only take the form of restructuring (rather than liquidation) proceedings if (i) the recovery of, or the continued provision of individual banking services by, the relevant bank appears likely and (ii) the creditors of the relevant bank are likely not worse off in restructuring proceedings than in liquidation proceedings. All realizable assets in the relevant entity’s possession will be subject to such proceedings, regardless of where they are located.
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
Prior to any debt-to equity swap or haircut, outstanding equity capital and debt instruments issued by Credit Suisse AG, Credit Suisse (Schweiz) AG or Credit Suisse Group AG that are part of its regulatory capital (including outstanding high trigger capital instruments and low trigger capital instruments) must be converted or written off (as applicable) and cancelled. Any debt-to-equity swap (but not any haircut) would have to follow the hierarchy of claims to the extent such debt is not excluded from such conversion by the Bank Law. Contingent liabilities of Credit Suisse AG, Credit Suisse (Schweiz) AG or Credit Suisse Group AG such as guarantees could also be subjected to a debt-to-equity swap or a haircut, to the extent amounts are due and payable thereunder at any time during restructuring proceedings.

For systemically important institutions, such as Credit Suisse AG, Credit Suisse (Schweiz) AG and Credit Suisse Group AG, creditors have no right to reject the restructuring plan approved by FINMA.
Supervision
The Federal Act on Financial Market Infrastructure and Market Conduct in Securities and Derivatives Trading (FMIA) governs the organization and operation of financial market infrastructures and the conduct of financial market participants in securities and derivatives trading. FMIA, along with the Financial Market Infrastructure Ordinance (FMIO) came into effect on January 1, 2016, subject to certain transitional periods. Under the FMIA, FINMA was designated to determine the timing of the introduction of a clearing obligation and to specify the categories of derivatives covered. Accordingly, on September 1, 2018, the revised Ordinance of the Swiss Financial Market Supervisory Authority on Financial Market Infrastructures and Market Conduct in Securities and Derivatives Trading entered into force, introducing a mandatory clearing obligation for standardized interest-rate and credit derivatives traded over-the-counter (OTC) and making effective, as of such date, the deadlines for the first clearing obligations laid down in the FMIO.
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
Participation exemption for “Too Big to Fail” instruments
Current legislation requires systemically important banks to issue contingent convertible bonds, write-off bonds and bail-in bonds (“Too Big to Fail” instruments) through their top holding company, which may then on-lend the funds to direct or indirect subsidiaries. Based on the revised Withholding Tax Act, as amended by the Federal Act on Calculation of the Participation Deduction for “Too Big to Fail” instruments, which became effective as of January 1, 2019, top holding companies (Konzernobergesellschaften) of systemically important banks are permitted to carve out interest expenses on these “Too Big to Fail” instruments for purposes of calculating their tax-exempt net participation income. To level the effect of the carve-out, the respective assets and liabilities positions are also eliminated in the calculation. This allows for a calculation of the participation exemption with a complete carve-out of “Too Big to Fail” instruments to the extent the proceeds thereof are downstreamed.
50:50 distribution rule
Based on the Withholding Tax Act and federal and cantonal income tax acts, as amended by the Federal Act on Tax Reform and Alters- und Hinterlassenenversicherung (AHV) Financing, which became effective as of January 1, 2020, companies listed on a Swiss stock exchange that are paying a dividend out of legal capital contribution reserves are required to simultaneously pay a dividend out of taxable reserves of at least the same amount.

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
The Swiss Federal Tax Authority’s and Swiss courts’ practice on withholding tax refunds
The Swiss Federal Tax Authority (FTA) and the Swiss courts continue to apply a strict beneficial ownership test for the application of any double taxation agreement-based refund or Swiss domestic law-based refund of Swiss withholding tax on dividend payments and interest payments on equity instruments or bond instruments, respectively, of issuers domiciled in Switzerland. The focus is on the beneficial ownership of the securities and/or the dividends or interest at the time of payment, which is assessed from a factual and economic point of view, without regard to the parties’ intentions or motivation. At the request of the FTA, the party requesting a refund must prove beneficial ownership in the form of detailed documentation. In the context of derivative transactions, it has become increasingly more difficult to obtain a refund of Swiss withholding tax as in many cases the FTA will not consider the recipient of a payment subject to withholding tax as the beneficial owner of such payment if the market risk from the securities paying the taxable amount is fully or almost fully hedged by the derivative transaction. However, the Swiss Supreme Court has also held that this strict application of the beneficial ownership test, as well as the proof requirements, do not mean that a financial institution involved in a derivative transaction is not entitled to a refund; if beneficial ownership can be established, a refund will be granted.
Cybersecurity
FINMA continues to view cyber risks as one of the most significant operational risks for financial institutions, and has increasingly focused its supervisory practice on such risks. Supervised institutions such as Credit Suisse are, therefore, required to adequately address the relevant cyber risks under their operational risk management. These risks are also monitored directly by FINMA, for example through ongoing supervision and focused on-site audits, and monitored by audit firms as part of the regulatory audit process. Further, under the FINMA Guidance 05/2020 – Duty to report cyber attacks pursuant to Article 29 paragraph 2 FINMASA, FINMA has outlined the regulatory duties in case of cyber attacks directed against Swiss supervised financial institutions. Thereunder, supervised entities must notify FINMA within 24 hours of cyber attacks that could potentially lead to a malfunction or failure of its critical functions. Depending on the severity of the cyber attack, additional disclosure and reporting obligations may apply.
Environmental, social and human rights – due diligence, disclosure obligations and prevention of greenwashing
The Swiss regulatory framework sets out a number of due diligence and disclosure requirements relating to environmental, social and human rights related matters. Under the Ordinance on Due Diligence and Transparency Requirements regarding Metals and Mineral from Conflict Areas and Child Labor (Due Diligence and Transparency Ordinance), companies of public interest (i.e., listed companies, banks, insurance companies and other supervised companies in the financial sector) must report annually on certain non-financial matters and must provide information on the impact the company’s activity has on environmental (including CO2 targets), social, employee, human rights and anti-corruption matters. In addition, under the FINMA Circular 2016/01 “Disclosure – Banks” (Circular), large banks, such as Credit Suisse, are required to describe the major climate-related financial risks and their impact on the business strategy, business model and financial planning. Finally, under the FINMA Guidance 05/2021 on preventing and combating greenwashing, FINMA has communicated which measures FINMA expects regulated financial institutions to take in order to prevent greenwashing of financial products.
US
Banking regulation and supervision
Our US banking operations are subject to extensive federal and state regulation and supervision in the US. Our direct US offices are composed of our New York Branch and representative offices in California. Each of these offices is licensed with, and subject to examination and regulation by, the state banking authority in the state in which it is located.
Our New York Branch is licensed by the New York Superintendent of Financial Services (Superintendent), examined by the Department of Financial Services (DFS), and subject to laws and regulations applicable to a foreign bank operating a New York branch. Under the New York Banking Law, our New York Branch must maintain eligible assets with banks in the state of New York. The amount of eligible assets required, which is expressed as a percentage of third-party liabilities, could increase if our New York Branch is no longer designated as well rated by the Superintendent.
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
Our US operations are also subject to reporting and examination requirements under US federal banking laws. Our US non-banking operations are subject to examination by the Fed in its capacity as our US umbrella supervisor. The New York Branch is also subject to examination by the Fed and is subject to federal banking law requirements and limitations on the acceptance and maintenance of deposits. The New York Branch is not a member of, and its deposits are not insured by, the FDIC, and it does not engage in retail deposit taking.
US federal banking laws provide that a state-licensed branch (such as the New York Branch) or agency of a foreign bank may not, as a general matter, engage as principal in any type of activity that is not permissible for a federally licensed branch or agency of a foreign bank unless the Fed has determined that such activity is consistent with sound banking practice. In addition, regulations which the Fed may adopt (including at the recommendation of the Financial Stability Oversight Council (FSOC)) could affect the nature of the activities which the Bank (including the New York Branch) may conduct, and may impose restrictions and limitations on the conduct of such activities.
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
Fed regulations implementing the Dodd-Frank Act required Credit Suisse to create a single US IHC to hold all of its US subsidiaries with limited exceptions. The IHC requirement does not apply to the New York Branch. Credit Suisse’s US IHC is subject to US risk-based capital and leverage requirements that are largely consistent with the Basel III framework published by the BCBS, though they diverge in several important respects due to the requirements of the Dodd-Frank Act, and is subject to capital planning and capital stress testing requirements under the Dodd-Frank Act.
Credit Suisse’s US IHC is also subject to additional requirements under the Fed’s TLAC framework for IHCs, described above. In addition, both Credit Suisse’s US IHC itself and the combined US operations of Credit Suisse (including Credit Suisse’s US IHC and the New York Branch) are subject to other prudential requirements, including with respect to liquidity risk management, liquidity stress testing and separate liquidity buffers for each of Credit Suisse’s US IHC and the New York Branch. Our US IHC is also subject to the Fed’s applicable rules on liquidity coverage ratio (LCR), single counterparty credit limits (SCCL) and, effective as of July 1, 2021, the Net Stable Funding Ratio (NSFR). The SCCL limits our aggregate net credit exposures to any single unaffiliated counterparty based on Tier 1 capital. Our combined US operations (including our US IHC and New York Branch) have certified of substituted compliance with comparable home country rules, but our US IHC is ineligible for the substituted compliance regime and remains subject to a separate SCCL requirement. Under proposals that remain under consideration, the combined US operations of Credit Suisse may become subject to an early remediation regime which could be triggered by risk-based capital, leverage, stress tests, liquidity, risk management and market indicators.
> Refer to “Liquidity and funding management” in III – Treasury, Risk, Balance sheet and Off-balance sheet for further information on Basel III LCR and NSFR.
A major focus of US policy and regulation relating to financial institutions has been to combat money laundering and terrorist financing and to enforce compliance with US economic sanctions. These laws and regulations impose obligations to maintain appropriate policies, procedures and controls to detect and report money laundering and terrorist financing, verify the identity of customers and beneficial owners as part of a customer due diligence program and comply with economic sanctions. Any failure to maintain and implement adequate programs to combat money laundering and terrorist financing, and any conduct targeted by or in violation of such economic sanctions, laws and regulations, could have serious legal and reputational consequences. Conflicts of law, including those arising from blocking regulations targeting US sanctions, may also raise serious legal risks. We take our obligations to prevent money laundering and terrorist financing in the US and globally and to comply with US economic sanctions very seriously, while appropriately respecting and protecting the confidentiality of clients. We therefore maintain policies, procedures and training intended to ensure compliance with the applicable US anti-money laundering, counter terrorist financing and sanctions laws and regulations. We are also subject to both the anti-bribery and accounting provisions of the US Foreign Corrupt Practices Act. The anti-bribery provisions prohibit the bribery of non-US government officials. The accounting provisions require us to keep accurate books and records and to maintain a system of internal accounting controls.
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
CSI is registered with the CFTC as a swap dealer as a result of its applicable swap activities and is therefore subject to requirements relating to reporting, record-keeping, swap confirmation, swap portfolio reconciliation and compression, mandatory clearing, mandatory on-facility trading, swap trading relationship documentation, external business conduct, risk management, chief compliance officer duties and reports and internal controls. However, where permitted by comparability determinations by the CFTC or in reliance on no-action letters issued by the CFTC, non-US swap dealers, including CSI, can comply with certain requirements through substituted compliance with EU regulations. The CFTC has also granted no-action letters that have applied since the UK’s withdrawal from the EU, which permit CSI to satisfy such requirements by complying with relevant UK regulations.

As a registered swap dealer that is a foreign bank, CSI is subject to the margin rules for uncleared swaps and security-based swaps of the Fed, and CSI likewise is only subject to these rules in connection with its uncleared swaps and security-based swaps with US persons, non-US persons guaranteed by US persons, and certain non-US swap dealer subsidiaries of US persons. The Fed’s margin rules have followed a phased implementation schedule. Since March 1, 2017, CSI has been required to comply with variation margin requirements with covered entities under these rules, requiring the exchange of daily mark-to-market margin with all such covered entities. Initial margin requirements began phasing in annually for different counterparties from September 1, 2016, with the final phase of counterparties with material swap exposure subject to initial margin as of September 1, 2022. The broad expansion of initial margin requirements on September 1, 2022 affected a large number of counterparties and required significant outreach and new documentation with existing clients, and will continue to impact similarly situated new clients going forward.
CSI, which is a UK bank provisionally registered with the CFTC as a swap dealer, is now subject to CFTC financial reporting requirements. The CFTC has issued a time-limited no-action letter for swap dealers subject to capital requirements of the OCC, the Board of Governors of the Fed, the FDIC, the Farm Credit Administration or the Federal Housing Finance Agency, which provides that the CFTC’s Market Participants Division will not recommend an enforcement action to the CFTC if such swap dealers fail to comply with certain CFTC financial reporting requirements. Although CSI would be able to avail itself of such no-action relief, due to CSI’s dual registration with the SEC as a security-based swap dealer, the conditions imposed by the SEC UK substituted compliance order discussed below effectively supersede such no-action relief. Thus, CSI must bear increased cost to comply with the SEC’s requirements given that they diverge from CSI’s UK financial reporting obligations (for example by requiring it to report certain different financial information).
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
The Dodd-Frank Act mandates that the CFTC establish, and the CFTC has established, aggregate position limits for certain physical commodity futures contracts and economically equivalent swaps. Position limits on future contracts adopted by the CFTC in 2020 are in effect as of January 1, 2022, and position limits on swaps and related new hedging restrictions adopted by the CFTC are in effect as of January 1, 2023. Overall, the position limit rules may restrict the ability of our asset management businesses to trade in physical commodity derivatives covered by position limits, restrict the ability of our market-making businesses to provide liquidity in these derivatives to certain types of clients, and generally increase the compliance costs and burdens of our businesses that transact in physical commodity derivatives.
The SEC has finalized rules implementing most of the key derivatives provisions of the Dodd-Frank Act, including security-based swap dealer registration, capital, margin, segregation, internal and external business conduct, recordkeeping and financial reporting, risk mitigation techniques, and transaction reporting rules. Unlike the CFTC, the SEC has not yet finalized rules relating to mandatory clearing or mandatory on-facility trading. Each of CSI and Credit Suisse AG have registered with the SEC as a security-based swap dealer effective November 1, 2021 and are thus subject to the requirements under the SEC rules. While the SEC’s rules have largely paralleled many of the CFTC’s rules, significant differences between the final CFTC and SEC rules could materially increase the compliance costs associated with, and hinder the efficiency of, our equity and credit derivatives businesses with US persons. For example, significant differences between the cross-border application of SEC and CFTC rules could have such effects. In particular, SEC rules applying public transaction reporting and external business conduct requirements to security-based swaps between non-US persons that are arranged, negotiated or executed by US personnel (ANE transactions) could discourage non-US counterparties from entering into such transactions, especially given the limited extent to which the SEC permits substituted compliance with relevant non-US requirements. While the SEC has issued time-limited relief from its reporting requirements which will last until the earlier of November 8, 2025 or 12 months after the SEC provides notice that its no-action position will expire, the portion of the relief related to assignment of reporting duties does not extend to certain ANE transactions. The SEC has issued final orders for substituted compliance for non-US, SEC-registered security-based swap dealers that are subject to certain UK and Swiss regulations, respectively, which would allow such security-based swap dealers to comply with certain requirements under the SEC rules via compliance with corresponding requirements of the UK and Switzerland, respectively. CSI and Credit Suisse AG avail themselves of such substituted compliance in respect of certain SEC rules, which reduces the extent of their burden of having to reconcile compliance with conflicting SEC and UK or Swiss requirements. However, both orders include extensive conditions and limitations, especially in relation to such matters as counterparty protection and financial reporting requirements, which limit the extent to which CSI and Credit Suisse AG avail themselves of substituted compliance and subject CSI and Credit Suisse AG to additional costs and burdens due to a need to still comply with various SEC rules and conditions.
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
As referred to above, the Dodd-Frank Act and implementing regulations require bank holding companies and companies treated as bank holding companies with total consolidated assets above specified thresholds to submit periodically to the Fed and the FDIC resolution plans describing the strategy for rapid and orderly resolution under the US Bankruptcy Code or other applicable insolvency regimes, though such plans may not rely on the Orderly Liquidation Authority. Our combined US operations are required to file a resolution plan every three years, alternating between a full resolution plan and a less extensive targeted resolution plan containing certain core elements, responses to any targeted information request, and certain changes from the previous full plan. We filed a targeted plan on December 17, 2021. However, as described above among our recent regulatory developments and proposals, the Fed and FDIC announced that they identified two deficiencies in our 2021 targeted plan submission, for which we are required to submit a revised resolution plan. The deadline for our next full plan is July 1, 2024.
Data protection and cybersecurity
In the United States, we are subject to the federal Gramm-Leach-Bliley Act (GLBA) and the DFS Cybersecurity Regulation (discussed below), and some of our operations may be subject to other consumer protection or privacy laws related to the collection, processing and disclosure of consumer personal information, including the California Consumer Privacy Act of 2018 (CCPA) as amended by the California Privacy Rights Act (CPRA). The GLBA, which is enforced by numerous administrative agencies such as the SEC, requires covered financial institutions to explain their information collection and sharing practices to their customers, provide opt-out mechanisms to prevent the disclosure of customer nonpublic personal information to certain nonaffiliated third parties, and safeguard nonpublic personal information by establishing appropriate standards to ensure the security and confidentiality of customer records and protect against anticipated threats or hazards and the unauthorized access to or use of such information. Similarly, the CPRA, which became effective on January 1, 2023 and amends the CCPA with additional data privacy compliance requirements, requires a covered business to provide disclosures to California consumers about such business’ data collection, use and sharing practices and gives California residents expanded rights with respect to the processing of their personal information and sensitive personal information.
Additionally, federal and state regulators, including the DFS, Fed, FINRA and the SEC, continue to increase focus on cybersecurity risks and responses for regulated entities. For example, the DFS continues to update and enforce its Cybersecurity Regulation, which applies to any licensed person, including DFS-licensed branches of non-US banks, and requires each covered entity to assess its specific risk profile periodically and design a program that addresses such risks in a robust fashion. Furthermore, each covered entity must monitor its systems and networks and notify the superintendent of the DFS within 72 hours after it is determined that a material cybersecurity event has occurred. The Fed has also adopted a notification rule effective May 2022 that requires certain banking organizations (including the US operations of non-US banks) to notify the Fed within 36 hours of a determination that a significant computer-security incident has occurred. Similarly, FINRA has identified cybersecurity as a significant risk and will assess firms’ programs to mitigate those risks. In addition, the SEC has issued expanded interpretative guidance that highlights requirements under US federal consumer protection and securities laws that public operating companies must pay particular attention to with respect to cybersecurity risks and incidents.
EU
Financial services regulation and supervision
Our EU banks, investment firms and fund managers are subject to extensive regulation by EU and national regulatory authorities, whose requirements are increasingly imposed under EU directives and regulations aimed at increasing integration and harmonization in the European market for financial services. While regulations have immediate and direct effect in EU member states, directives must be implemented through national legislation. As a result, the terms of implementation of directives are not always consistent from country to country. In response to the financial crisis and in order to strengthen European supervisory arrangements, the EU established the European Systemic Risk Board, which has macro-prudential oversight of the financial system. The EU has also established three supervisory authorities responsible for promoting greater harmonization and consistent application of EU legislation by national regulators: the EBA, the European Securities and Markets Authority and the European Insurance and Occupational Pensions Authority.
The Basel III capital framework is implemented in the EU by the amendments to the Capital Requirements Directive (CRD) (through the amending directive CRD V) and the CRR II (jointly known as the CRD V package). The CRD V amendments include a new requirement, applicable from December 30, 2023, for non-EU banking groups with two or more institutions and at least EUR 40 billion of assets in the EU to establish an EU intermediate financial holding company that would be subject to consolidated prudential supervision in the EU. In October 2021, the European Commission published legislative proposals for the amendment of the CRR, including through CRR III, and for the amendment of the CRD through an amending Directive (CRD VI). CRR III contains, among other things, proposed reforms to the CRR regarding international prudential standards based on the Basel III framework, including provisions relating to credit risk, credit valuation adjustment risk, operational risk, market risk and the output floor, which were due to be implemented by January 1, 2023 (according to the timeline set by the Basel Committee), but under the proposals would apply from January 1, 2025. The CRD VI proposal includes, among other things, measures relating to supervisory powers, sanctions, and ESG risks and new measures regarding the provision of banking services into the EU by third-country undertakings. The Council of the EU and the European Parliament are currently negotiating to reach a final agreed text.
The revised Markets in Financial Instruments Directive (MiFID II) and the Markets in Financial Instruments Regulation (MiFIR) have introduced enhanced organizational and business conduct standards that apply to investment firms, including a number of Credit Suisse EU entities advising clients within the European Economic Area. In February 2021, the EU enacted a series of “quick-fix” amendments to MiFID II, as a response to the COVID-19 pandemic, relating to product governance, payment for research, client information requirements, energy derivatives markets and best execution requirements. Furthermore, in November 2021, the European Commission adopted two legislative proposals for a new regulation and a new directive amending MiFID II and MiFIR as part of its 2020 Capital Markets Union Action Plan. This legislative package would establish a new process for selecting consolidated tape providers for the EU market; moreover, the proposals would, among other things, make changes to the transparency regimes, update the share and derivative trading obligations and introduce restrictions on payments for order flow.
The Benchmarks Regulation (BMR) introduces new rules aimed at ensuring greater accuracy and integrity of benchmarks in financial instruments. The BMR sets out various requirements which govern the activities of benchmark administrators and submitters. Certain requirements have applied to Credit Suisse in its capacity as a contributor to several critical benchmarks since June 2016. The majority of the other provisions of the BMR have applied since January 2018, although a two-year transition period permitting usage of the EU non-critical benchmark, not yet compliant with the BMR, by EU-supervised entities came to an end on December 2019 and “critical” and third country benchmark providers, including CSI as a UK benchmark administrator, have been given until December 31, 2023 to comply.
In January 2017, the European Commission Delegated Regulation supplementing the European Market Infrastructure Regulation (EMIR) with regard to regulatory technical standards for risk mitigation techniques for OTC derivatives not cleared by a central counterparty (CCP) entered into force. The Delegated Regulation imposes a requirement on financial counterparties and non-financial counterparties above the clearing threshold to collect initial margin and variation margin in respect of non-centrally cleared OTC derivative transactions. In February 2021, the deadline for the implementation of initial margin requirements for firms in the final implementation phases has been extended to September 2021 (phase 5) and September 2022 (phase 6), whereas the temporary exemption from initial margin and variation margin requirements for single-stock equity options and index options (equity options) has been extended to January 4, 2024.
In June 2019, a broad range of amendments to EMIR (through the “EMIR Refit” Regulation) entered into force, including in relation to counterparty classification, clearing, margin and reporting requirements. The amendments include an obligation for clearing members and clients which provide clearing services to provide services under fair, reasonable, non-discriminatory and transparent commercial terms. Further amendments to EMIR (known as “EMIR 2.2”) entered into force in January 2020. EMIR 2.2 focuses on the authorization and supervision of CCPs. Amongst other things, EMIR 2.2 creates new supervisory mechanisms for ensuring more coherent and consistent supervision of EU CCPs as well as a more robust regime for recognizing non-EU CCPs, including through the newly established CCP Supervisory Committee and a tiering system for non-EU CCPs according to their systemic importance to the EU or member states.
On February 8, 2022, the EU Commission adopted a decision to extend equivalence for UK central counterparties (CCPs) until June 30, 2025 only.
On December 7, 2022, the European Commission proposed a legislative package (so-called EMIR 3) to review the central clearing framework in the EU, through certain amendments to EMIR, CRR, CRD, the Investment Firm Directive (IFD), the UCITS Directive and the Money Market Funds (MMF) Regulation with the purpose of making the EU clearing system more attractive, by simplifying regulatory procedures and strengthening the EU supervisory framework for CCPs, as well as requiring clearing members and clients to hold active accounts at EU CCPs and reducing excessive exposures of EU market participants to systemically important third country CCPs.
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
In June 2019, amendments to BRRD (through BRRD II) entered into force. EU member states were required to adopt national legislative measures necessary to comply with BRRD II by December 2020. BRRD II contains amendments to the existing EU regime relating to MREL to align it with the TLAC standard and to introduce, among other things, changes to the contractual recognition of bail-in and a new moratorium power for competent authorities. The relevant amendments to the CRR relating to the indirect subscription of internal MREL-eligible instruments within resolution groups will apply from January 1, 2024 and the amendments of the BRRD relating to the indirect subscription of internal MREL-eligible instruments within resolution groups must be implemented by member states by November 15, 2023, while the other amendments to the BRRD and CRR applied from November 14, 2022.
Anti-money laundering regulations
In July 2021, the European Commission presented a package of legislative proposals to strengthen the EU’s anti-money laundering and countering the financing of terrorism (AML/CFT) rules. The legislative package, which is being discussed by the European Parliament and Council, introduces a new EU authority that will transform AML/CFT supervision and that should be operational in 2024. Further, a new directive, the Sixth Directive on AML/CTF (AMLD6), is expected to replace the existing Directive 2015/849/EU.
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
UK-EU relationship
On June 23, 2016, voters in the UK voted to leave the EU. Following extensive negotiations with the EU on the terms of its withdrawal, the UK ceased to be a member of the EU on January 31, 2020, and after a transitional period ending on December 31, 2020, EU law, including financial services passporting, no longer applies in the UK. On December 24, 2020, the UK and the EU announced that they had agreed on a Trade and Cooperation Agreement (TCA), which entered into full application in May 2021, following the ratification by the UK and EU, an Agreement between the UK and the European Atomic Energy Community for Cooperation on the Safe and Peaceful Uses of Nuclear Energy and an Agreement concerning Security Procedures for Exchanging and Protecting Classified Information. The TCA generally does not cover financial services. On March 26, 2021, the EU and the UK announced that they had completed negotiations in relation to the “non-binding memorandum of understanding governing the regulatory dialogue” for regulatory cooperation in financial services. The memorandum of understanding has not yet been formally published or signed. Although equivalence may be one of the topics discussed in any regulatory dialogue, the decision to grant equivalence is unilateral and not subject to bilateral negotiation. There can be no assurance that the EU will grant equivalence to the UK financial services regime and (even if equivalence is granted) any such decision may be revoked at any time. Notably, on February 8, 2022 the EU Commission adopted a decision to extend equivalence for UK central counterparties (CCPs) until June 30, 2025 only.

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
The body of EU law, as it stood at the end of the transition period, has largely been retained in UK law in the immediate term, the UK Treasury exercising certain statutory powers to adapt retained EU law relating to financial services, through statutory instruments. The statutory instruments did not make policy changes, but rather were intended to reflect the UK’s new position outside the EU.
This includes certain parts of CRR (on-shored as UK CRR). In addition, the PRA has implemented rules corresponding to certain parts of CRR II that were not in force before the UK’s withdrawal from the EU. These rules became effective on January 1, 2022. Accordingly, at present, the regulatory regime for banks operating in the UK largely conforms to required EU standards, including compliance with capital adequacy standards, customer protection requirements, conduct of business rules and anti-money laundering rules.
The UK intends to continue to adapt its legislative framework in the upcoming years, with significant legislative change, for example as announced in the Wholesale Markets Review and the Edinburgh Reforms. CSI, Credit Suisse (UK) Limited and Credit Suisse AG, London Branch are authorized to take deposits. We also have a number of entities authorized to conduct investment business and asset management activities. In deciding whether to grant authorization, the PRA must first determine whether a firm satisfies the threshold conditions for authorization, which include suitability and the requirement for the firm to be fit and proper. The PRA is also responsible for approval of certain models with respect to regulatory capital requirements of our UK subsidiaries.
Our London Branch is required to comply principally with Swiss home country regulation. However, as a response to the global financial crisis, the PRA made changes to its prudential supervision rules in its rulebook, applying a principle of “self-sufficiency,” such that CSI, CSSEL and Credit Suisse (UK) Limited are required to maintain adequate liquidity resources, under the day-to-day supervision of the entity’s senior management, held in a custodian account in the name of the entity, unencumbered and attributed to the entity balance sheet. In addition, the PRA requires CSI, CSSEL and Credit Suisse (UK) Limited to maintain a minimum capital ratio and to monitor and report large exposures in accordance with UK CRR and PRA rules.
The UK has a stringent regulatory regime for senior managers and specified risk takers in a bank or PRA authorized investment firm; it also makes reckless misconduct in the management of a bank a criminal offense. These rules impact our UK entities, such as CSI and CSSEL.
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
Operational resilience
From March 31, 2022, the UK operational resilience framework requires firms to identify their important business services, set impact tolerances for such business services and commence mapping and testing against severe but plausible scenarios. Under the rules of this framework, firms are expected to introduce any required resilience reinforcements to remain within their impact tolerances by March 31, 2025. These rules impact our UK entities, including CSI, CSSEL, Credit Suisse (UK) Limited and Credit Suisse AG, London Branch.
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

The Bank of England set out its approach to resolvability in a statement of policy issued in 2019, which forms part of its “resolvability assessment framework” (RAF). Among other things, the RAF sets out the outcomes firms must, as a minimum, be able to achieve to be considered resolvable. In May 2021, the PRA published amended rules, and an associated supervisory statement, regarding operational continuity in resolution (OCIR), which became effective on January 1, 2023, alongside changes made by the Bank of England to the RAF statement of policy. The amended OCIR requirements, and related changes to the RAF statement of policy, were designed to improve firms’ resolvability. Further recent measures introduced by the PRA include its statement of policy on trading activity wind-down that will become effective from March 3, 2025. The statement of policy sets out the PRA’s expectation that firms engaged in trading activities that may affect the financial stability of the UK should have capabilities that will allow them to execute a full or partial wind-down of their trading activities in an orderly fashion.
Financial crime
We are also subject, as a result of our operations in the UK, to UK financial crime legislation including the Bribery Act 2010, the Money Laundering, Terrorist Financing and Transfer of Funds (Information on the Payer) Regulations 2017 and economic sanctions imposed by the Office of Financial Sanctions Implementation of the UK government. In addition, as part of the FCA’s responsibility to ensure the integrity of the UK financial markets, it requires all authorized firms in the UK, including CS entities, to have systems and controls in place to mitigate the risk that they might be used to commit financial crime.

Risk factors
Our businesses are exposed to a variety of risks that could adversely affect our results of operations and financial condition, including, among others, those described below, and many of these factors are beyond our control. Any of the risk factors described below, either by itself or together with other risk factors, could materially and adversely affect our businesses, results of operations and financial condition.
Liquidity risk
Liquidity, or ready access to funds, is essential to all our businesses. We seek to maintain available liquidity to meet our obligations in a stressed liquidity environment.
> Refer to “Liquidity and funding management” in III – Treasury, Risk, Balance sheet and Off-balance sheet for information on our liquidity management.
Our liquidity could be impaired if we were unable to access the capital markets, sell our assets or if our liquidity costs increase
Our ability to borrow on a secured or unsecured basis and the cost of doing so can be affected by increases in interest rates or credit spreads, the availability of credit, regulatory requirements relating to liquidity, or the market perceptions of risk relating to us, certain of our counterparties or the banking sector as a whole, including our perceived or actual creditworthiness. An inability to obtain financing in the unsecured long-term or short-term debt capital markets, or to access the secured lending markets, could have a substantial adverse effect on our liquidity. In challenging credit markets, our funding costs may increase or we may be unable to raise funds to support or expand our businesses, adversely affecting our results of operations.
> Refer to “Regulatory framework” and “Regulatory developments” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Liquidity and funding management for further information.
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
Our businesses rely significantly on our deposit base for funding
Our businesses benefit from short-term funding sources, including primarily demand deposits, inter-bank loans, time deposits and cash bonds. Although deposits have been, over time, a stable source of funding, this may not continue, and we may experience, as we did in the fourth quarter of 2022, deposit outflows at levels that substantially exceed rates typically incurred. Deposits could also be negatively affected by clients instead choosing to seek deposits or securities products offering higher yields, clients switching to an alternative financial institution which they perceive to be safer or changes in client spending behavior as a result of inflation or other economic developments resulting in an increased need for cash. In any such case, our liquidity position could be adversely affected, and we might be unable to meet deposit withdrawals on demand or at their contractual maturity, to repay borrowings as they mature or to fund new loans, investments and businesses.
Significant negative consequences of liquidity issues and outflows in assets under management in the fourth quarter of 2022
As previously disclosed, early in the fourth quarter of 2022, Credit Suisse began experiencing significantly higher withdrawals of cash deposits, non-renewal of maturing time deposits and net asset outflows at levels that substantially exceeded the rates incurred in the third quarter of 2022. These outflows stabilized to much lower levels but had not yet reversed as of the date of this report. These outflows led us to partially utilize liquidity buffers at the Group and legal entity level, and we fell below certain legal entity-level regulatory requirements.
These circumstances have exacerbated and may continue to exacerbate the risks described above in this section. In addition, this reduction in assets under management is expected to lead to reduced net interest income and recurring commissions and fees for the Group, which in turn could affect our ability to achieve our capital position objectives. A failure to reverse these outflows and to restore our assets under management and deposits could have a material adverse effect on our results of operations and financial condition.
> Refer to “Liquidity issues in the fourth quarter of 2022” and “Outflows in assets under management in the fourth quarter of 2022” in II – Operating and financial review – Credit Suisse – Other information for further information.
Changes in our ratings may adversely affect our business
Ratings are assigned by rating agencies and are subject to such agencies’ ongoing review in light of various firm-specific factors and factors relating to the financial services industry as a whole. Firm-specific factors that might influence their ratings include our financial strength, performance, operations and strategy, including the implementation of our new strategic direction, as well as the consequences of the significant liquidity issues and asset under management outflows we experienced in the fourth quarter of 2022. Factors relevant to the financial services industry as a whole, which includes factors outside of our control, that might influence their ratings include potential declines in profitability, asset quality deterioration, asset price volatility, risk and governance controls, capital adequacy, the impact from any potential easing or enhancement of regulatory requirements and challenges from increased costs related to compliance and litigation. In May 2022, Standard and Poor’s Global Ratings Europe Limited (S&P) lowered its long-term issuer credit ratings, and Fitch Ratings Limited (Fitch) lowered its long-term issuer default ratings of Credit Suisse AG and Credit Suisse Group AG by one notch. In August 2022, Moody’s Investors Service (Moody’s) lowered its long-term senior unsecured debt and deposit ratings of Credit Suisse AG and its senior unsecured debt ratings of Credit Suisse Group AG by one notch, and Fitch lowered its long-term issuer default ratings of Credit Suisse Group AG and the long- and short-term issuer default ratings of Credit Suisse AG, in each case by one notch. On November 1, 2022, Moody’s downgraded the long-term senior unsecured debt and deposit ratings of Credit Suisse AG by one notch, and also downgraded all the short-term ratings by one notch and maintained the “negative” outlook on all ratings. S&P downgraded the long-term issuer credit ratings of Credit Suisse Group AG and the long- and short-term issuer credit ratings of Credit Suisse AG, in each case by one notch on November 1, 2022. The outlook on these ratings was revised from “negative” to “stable.” Rating agencies may lower, indicate their intention to lower or withdraw their ratings at any time and there is no assurance that our credit ratings will not be put on “negative” outlook or be downgraded in the future. In addition, any such “negative” outlook or downgrade could occur at times when our ability to respond may be limited due to broader market instability and/or lower general investor confidence.
These downgrades in our ratings increasingly elevated our borrowing costs and limited our ability to renew maturing short-term funding and to access short-term funding markets. The downgrades have increased our cost of capital and adversely affected and may in the future continue to adversely affect the ability of our businesses to sell or market their products, engage in business transactions, particularly financing and derivative transactions, and retain our clients. For example, some of our clients and counterparties could have ratings limitations on their permissible counterparties, which we may or may not be aware of, and certain clients and counterparties may choose to re-assess their business relationships with us and/or limit certain contracts or market instruments in response to any ratings downgrades. If our trading or other agreements are terminated in relation to a credit rating downgrade, we may sustain losses or reductions to our liquidity that require us to seek other financing sources or make significant payments, whether in cash or securities. Additionally, although certain potential impacts stem from our contracts and are therefore quantifiable, other adverse effects of a credit rating downgrade may not currently be known to us and may be dependent on various factors and assumptions, such as the relationship between long- and short-term credit ratings and how clients, investors and counterparties behave. Further downgrades, including any downgrade below investment grade, could therefore negatively impact our operating results and financial position.
> Refer to “Credit ratings” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Liquidity and funding management – Funding management for further information relating to credit ratings
Archegos and SCFF-related risks
Significant negative consequences of the Archegos and supply chain finance funds matters
As previously reported, Credit Suisse incurred a net charge of CHF 4.8 billion in 2021 in respect of the Archegos matter. Credit Suisse also previously reported that it is reasonably possible that it will incur a loss in respect of the supply chain finance funds (SCFF) matter, though it is not yet possible to estimate the full extent of any loss. However, the ultimate cost of resolving the SCFF matter may be material to our operating results.
A number of regulatory and other inquiries, investigations, enforcement and other actions have been initiated or are being considered in respect of each of these matters. In addition, we have been required by FINMA to take certain capital and related actions, as well as certain remedial measures. Furthermore, we are subject to various litigation claims and criminal complaints in respect of these matters and we may become subject to additional litigation, disputes or other actions.
> Refer to “Note 40 – Litigation” in VI – Consolidated financial statements – Credit Suisse Group for further information.
On July 29, 2021, we published the report based on the independent external investigation into Archegos, which found, among other things, a failure to effectively manage risk in the Investment Bank’s prime services business by both the first and second lines of defense as well as a lack of risk escalation. On February 10, 2022, we announced that the separate report related to the SCFF matter has been completed and that the findings have been made available to the Board of Directors and the report was shared with FINMA.
The combined effect of these two matters, including the material loss incurred in respect of Archegos, may have other material adverse consequences for us, including negative effects on our business and operating results from actions that we have taken and may be required or decide to take in the future in response to these matters. In addition, the Board of Directors has conducted a review of the Group’s business strategy and risk appetite. There can be no assurance that these or other measures instituted to manage related risks will be effective in all instances. The changes resulting from the implementation of our strategic initiatives will also entail the incurrence of certain costs and charges, such as the ones we have previously reported.
There can be no assurance that any additional losses, damages, costs and expenses, as well as any further regulatory and other investigations and actions or any further downgrade of our credit ratings, will not be material to us, including from any impact on our business, financial condition, results of operations, prospects, liquidity, capital position or reputation. For example, we have suffered and may continue to suffer reputational harm and reductions in certain areas of our business, such as outflows of assets, attributable, at least in part, to these matters. The ongoing effect of these matters, and this harm and these reductions, can continue to affect our business overall, including our ability to attract and retain customers, clients, investors and employees and to conduct business transactions with our counterparties. Our employee attrition has been higher over the last year, undoubtedly owing at least in part to these matters. While steps we have taken in response to the Archegos and SCFF matters are designed to reduce the Group’s risks, some of these changes will constrain certain areas of our business, thereby impacting negatively our results of operations. These challenges are taking place in the context of worsening macroeconomic and market conditions, potentially amplifying some of the negative consequences noted above. The foregoing challenges may also make it more difficult to implement our strategic initiatives announced on October 27, 2022, as well as achievement of the targets and objectives associated with those initiatives.

Market and credit risks
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
Our businesses and organization are subject to the risk of loss from adverse market conditions and unfavorable economic, monetary, political, legal, regulatory and other developments in the countries in which we operate
As a global financial services company, our businesses could be materially adversely affected by unfavorable global and local economic and market conditions, including the risk of global recession, as well as geopolitical events and other developments in Europe, the US, Asia and elsewhere around the world (even in countries in which we do not currently conduct business). For example, the protraction or escalation of the conflict related to Russia’s invasion of Ukraine could lead to additional regional and/or global instability, as well as adversely affect commodity and other financial markets or economic conditions. The US, EU, UK, Switzerland and other countries have imposed, and may further impose, financial and economic sanctions and export controls targeting certain Russian entities, individuals, and/or sectors, and we may face additional restrictions on engaging with certain consumer and/or institutional businesses due to any current or impending sanctions and laws (including any Russian countermeasures), which could adversely affect our business. Further, numerous countries have experienced severe economic disruptions particular to that country or region, including extreme currency fluctuations, increased energy costs, high inflation, or low or negative economic growth, among other negative conditions, which could have an adverse effect on our operations and investments. Global equity markets continued their downward trend in 2022, and volatility increased. The economic environment may experience further volatility, increased inflation or other negative economic impacts.
> Refer to “Regulation and supervision” and “Key risk developments” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management for further information.
In Europe, political uncertainty, including in relation to the UK’s withdrawal from the EU, remains elevated and could cause disruptions in market conditions in Europe and around the world and could further have an adverse impact on financial institutions, including us. The economic and political impact of the UK leaving the EU, including on investments and market confidence in the UK and the remainder of the EU, may adversely affect our future results of operations and financial condition.
Following the UK’s withdrawal from the EU, our legal entities that are organized or operate in the UK face limitations on providing services or otherwise conducting business in the EU, which require us to implement significant changes to our legal entity structure. In addition, as part of our overarching legal entity simplification program, the Group has developed a comprehensive EU entity strategy and is also defining a strategy to optimize the legal entity structure across regions, including expediting the closure of redundant entities. There are a number of uncertainties that may affect the feasibility, scope and timing of the intended results, including the outcome of the ongoing negotiations between the EU and the UK for a framework for regulatory cooperation on financial services and the operation of their unilateral and autonomous processes for recognizing each other’s regulatory framework as equivalent. Finally, future significant legal and regulatory changes, including possible regulatory divergence between the EU and the UK, affecting us and our operations may require us to make further changes to our legal structure. The implementation of these changes has required, and may further require, the investment of significant time and resources and has increased, and may potentially further increase, operational, regulatory, compliance, capital, funding and tax costs as well as our counterparties’ credit risk.
> Refer to “UK-EU relationship” in Regulation and supervision – Regulatory framework – EU and “Corporate Governance framework” in IV – Corporate Governance – Overview for further information.
The environment of political uncertainty in countries and regions in which we conduct business may also affect our business. The increased popularity of nationalist and protectionist sentiments, including implementation of trade barriers and restrictions on market access, may result in significant shifts in national policy and a decelerated path to further European integration. Similar uncertainties exist regarding the impact of supply chain disruptions, labor shortages, wage pressures, rising inflation, the ongoing conflict related to Russia’s invasion of Ukraine and the continuing COVID-19 pandemic, any of which may be disruptive to global economic growth and may also negatively affect our business.
In the past, the low interest rate environment has adversely affected our net interest income and the value of our trading and non-trading fixed income portfolios, and resulted in a loss of customer deposits as well as an increase in the liabilities relating to our existing pension plans. Furthermore, while interest rates may remain relatively lower for a longer period of time, major central banks have begun increasing or signaling that they expect to increase interest rates in response to rising inflation concerns. Future changes in interest rates, including increasing interest rates or changes in the current short-term interest rates in our home market, could adversely affect our businesses and results. In addition, movements in equity markets have affected the value of our trading and non-trading equity portfolios, while the historical strength of the Swiss franc has adversely affected our revenues and net income and exposed us to currency exchange rate risk. Further, diverging monetary policies among the major economies in which we operate, in particular among the Fed, ECB and SNB, may adversely affect our results.
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
Our response to adverse market or economic conditions may differ from that of our competitors and an investment performance that is below that of competitors or asset management benchmarks could also result in a decline in assets under management and related fees, making it harder to attract new clients. There could be a shift in client demand away from more complex products, which may result in significant client deleveraging, and our results of operations related to wealth management and asset management activities could be adversely affected. Adverse market or economic conditions, including as a result of the COVID-19 pandemic or Russia’s invasion of Ukraine could exacerbate such effects.
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
In addition to the macroeconomic factors discussed above, other political, social and environmental developments beyond our control, including terrorist attacks, cyber attacks, military conflicts, diplomatic tensions, including any escalation of tensions between China and Taiwan, economic or political sanctions, disease pandemics, war, political or civil unrest and widespread demonstrations, climate change, natural disasters, or infrastructure issues, such as transportation or power failures, could have a material adverse effect on economic and market conditions, market volatility and financial activity, with a potential related effect on our businesses and results. In addition, as geopolitical tensions rise, compliance with legal or regulatory obligations in one jurisdiction may be seen as supporting the law or policy objectives of that jurisdiction over another jurisdiction, creating additional risks for our business.
> Refer to “Non-financial risk” in III – Treasury, Risk, Balance sheet and Off-balance sheet - Risk management - Risk coverage and management for further information.
Uncertainties regarding the discontinuation of benchmark rates may adversely affect our business, financial condition and results of operations and are requiring adjustments to our agreements with clients and other market participants, as well as to our systems and processes
In July 2017, the FCA, which regulates LIBOR, announced that it will no longer compel banks to submit rates for the calculation of the LIBOR benchmark after year-end 2021. Other IBORs may also be permanently discontinued or cease to be representative. As of January 1, 2022, all CHF, EUR, GBP and JPY LIBOR settings and the one-week and two-month USD LIBOR settings are no longer available on a representative basis. The remaining USD LIBOR settings will permanently cease to be provided by any administrator or will no longer be representative immediately after June 30, 2023, providing additional time to address the legacy contracts that reference such USD LIBOR settings. The FCA has also proposed to continue requiring the publication of synthetic USD LIBOR until September 30, 2024, potentially providing more time to remediate legacy contracts, although such proposal is yet to be confirmed. However, there is no certainty that the extended period of time to transition to ARRs is sufficient given how widely USD LIBOR is referenced. A number of initiatives have been developed to support the transition, such as the publication by ISDA of Supplement number 70 to the 2006 ISDA Definitions (IBOR Supplement) and the accompanying IBOR Protocol. Although these measures may help facilitate the derivatives markets’ transition away from IBORs, our clients and other market participants may not adhere to the IBOR Protocol or may not be otherwise willing to apply the provisions of the IBOR Supplement to relevant documentation. Furthermore, no similar multilateral mechanism exists to amend legacy loans or bonds, many of which must instead be amended individually, which may require the consent of multiple lenders or bondholders. As a consequence, there can be no assurance that market participants, including Credit Suisse, will be able to successfully modify all outstanding IBOR referencing contracts or otherwise be sufficiently prepared for the uncertainties resulting from cessation, potentially leading to disputes. Legislation has been proposed or enacted in a number of jurisdictions to address affected contracts without robust fallback provisions. For example, the United States has enacted the Adjustable Interest Rate (LIBOR) Act of 2021 (LIBOR Act) providing for the replacement of USD LIBOR-based benchmarks in certain agreements by operation of law. However, the scope of this legislation is limited. In addition, it is uncertain whether, when and how other jurisdictions will enact similar legislation. Furthermore, the terms and scope of existing and future legislative solutions may be inconsistent and potentially overlapping.
Credit Suisse has identified a significant number of its liabilities and assets, including credit instruments such as credit agreements, loans and bonds, linked to IBORs across its businesses that require transition to ARRs. Aside from a small amount of legacy contracts that currently rely on synthetic LIBOR, Credit Suisse’s legacy non-USD LIBOR portfolio has been remediated, either by active transition to ARRs, or by adding robust fallback provisions intended to govern the transition to ARRs upon the cessation of LIBORs. While Credit Suisse has a significant level of liabilities and assets linked to USD LIBOR, derivatives make up the majority of the legacy portfolio, and many of our derivative counterparts have already adhered to the IBOR Protocol. Further, under the final rules adopted by the Fed pursuant to the LIBOR Act, the “Fallback Rate (SOFR)” as defined in the IBOR Protocol will apply to derivative contracts governed by US law that reference overnight and one-, three-, six- and 12-month tenors of USD LIBOR and do not have suitable fallback provisions and provide permanent transition out of LIBOR. Non-US law contracts may benefit from the proposed “synthetic” (but time limited) USD LIBOR that the FCA is currently consulting on. The discontinuation of IBORs or future changes in the administration of benchmarks could result in adverse consequences to the return on, value of and market for securities, credit instruments and other instruments whose returns or contractual mechanics are linked to any such benchmark, including those issued and traded by the Group. For example, ARR-linked products may not provide a term structure and may calculate interest payments differently than benchmark-linked products, which could lead to greater uncertainty with respect to corresponding payment obligations. The transition to ARRs also raises concerns of liquidity risk, which may arise due to slow acceptance, take-up and development of liquidity in products that use ARRs, leading to market dislocation or fragmentation. It is also possible that such products will perform differently to IBOR products during times of economic stress, adverse or volatile market conditions and across the credit and economic cycle, which may impact the value, return on and profitability of our ARR-based assets. The transition to ARRs also requires a change in contractual terms of existing products currently linked to IBORs.
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
We may incur significant losses in the real estate sector
We finance and acquire principal positions in a number of real estate and real estate-related products, primarily for clients, and originate loans secured by commercial and residential properties. As of December 31, 2022, our real estate loans as reported to the SNB totaled approximately CHF 143.7 billion. We also securitize and trade in commercial and residential real estate and real estate-related whole loans, mortgages and other real estate and commercial assets and products, including CMBS and RMBS. Our real estate-related businesses and risk exposures could be adversely affected by any downturn in real estate markets, other sectors and the economy as a whole. Should these conditions persist or deteriorate, they could create additional risk for our commercial real estate-related businesses. In addition, the risk of potential price corrections in the real estate market in certain areas of Switzerland could have a material adverse effect on our real estate-related businesses.
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
We may suffer significant losses from our credit exposures
Our businesses are subject to the fundamental risk that borrowers and other counterparties will be unable to perform their obligations. Our credit exposures exist across a wide range of transactions that we engage in with a large number of clients and counterparties, including lending relationships, commitments and letters of credit, as well as derivative, currency exchange and other transactions. Our exposure to credit risk can be exacerbated by adverse economic or market trends, as well as increased volatility in relevant markets or instruments. For example, adverse economic effects arising from rising inflation and recession risk, disruptions to economic activity, global supply chain issues and labor shortages, will likely continue to negatively impact the creditworthiness of certain counterparties and result in increased credit losses for our businesses. In addition, disruptions in the liquidity or transparency of the financial markets may result in our inability to sell, syndicate or realize the value of our positions, thereby leading to increased concentrations. Any inability to reduce these positions may not only increase the market and credit risks associated with such positions, but also increase the level of risk-weighted assets on our balance sheet, thereby increasing our capital requirements, all of which could adversely affect our businesses.
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
Our accounting standards generally require management to estimate lifetime current expected credit losses on Credit Suisse’s credit exposure held at amortized cost, which may result in volatility in earnings and capital levels. Management’s determination of the provision for credit losses and the related estimation and application of forward-looking information requires quantitative analysis and significant expert judgment. The Group’s estimation of expected credit losses is based on a discounted probability-weighted estimate that considers macroeconomic scenarios. The scenarios are probability-weighted according to the Group’s best estimate of their relative likelihood based on historical frequency, an assessment of the current business and credit cycles as well as the macroeconomic factor trends. Expected credit losses are not solely derived from macroeconomic factor projections. Model overlays based on expert judgment are also applied, considering historical loss experience and industry and counterparty reviews. Such overlays are designed to address circumstances where in management’s judgment the CECL model outputs are overly sensitive to the effect of economic inputs that exhibit significant deviation from their long-term historical averages. Overlays may also be used to capture judgment on the economic uncertainty from global or regional developments with severe impacts on economies. We can suffer unexpected losses if the models and assumptions that are used to estimate our allowance for credit losses are not sufficient to address our credit losses.
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

Defaults by one or more large financial institutions could adversely affect financial markets generally and us specifically
Concerns, rumors about or an actual default by one institution could lead to significant liquidity problems, losses or defaults by other institutions because the commercial soundness of many financial institutions may be closely related as a result of credit, trading, clearing or other relationships between institutions. This risk is typically referred to as systemic risk. Concerns about defaults by and failures of many financial institutions could lead to material losses or defaults by financial institutions and financial intermediaries with which we interact on a daily basis, such as clearing agencies, clearing houses, banks, securities firms and exchanges. Our credit risk exposure will also materially increase if the collateral we hold cannot be realized or can only be liquidated at prices insufficient to cover the full amount of the exposure.
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
Strategy risk
We may not achieve some or all of the expected benefits of the strategic initiatives we have announced
On October 27, 2022, we announced a comprehensive new strategic direction for the Group and significant changes to its structure and organization, including establishing a more capital-light Investment Bank, divesting non-core businesses and accelerating cost reduction. We have announced our objective to implement most of these measures by 2025.
Our goals, our strategy for implementing them, and the completion of these measures are based on a number of key assumptions, including in relation to the future economic environment and the economic growth of certain geographic regions, the regulatory landscape, our ability to meet certain financial goals, and the confidence of clients, counterparties, employees and other stakeholders, including regulatory authorities, in this strategy and in our ability to implement it. If any of these assumptions prove inaccurate in whole or in part, we may not be able to achieve some or all of the expected benefits of our strategic initiatives, including generating the intended structural cost savings, strengthening and reallocating our capital, reducing our RWA and leverage exposure in certain divisions, divesting non-core businesses, generating sustainable returns, and achieving our other targets and strategic goals. Furthermore, many of the factors that could affect these assumptions are beyond our control, including but not limited to market and economic conditions, changes in laws, rules or regulations, execution risk related to the implementation of our strategy and other challenges and risk factors discussed in this report, which could limit our ability to achieve some or all of the expected benefits of this strategy. A failure to reverse the outflows and to restore our assets under management and deposits following the developments in the fourth quarter of 2022 also could negatively affect our ability to achieve our strategic objectives, including as to our capital position. Our ability to implement our strategic initiatives also might be limited by restrictions on capital payments from subsidiaries as a result of regulatory, tax or other constraints. Our ability to achieve our objectives in connection with the reduction of RWA could also be dependent upon our obtaining certain relief from our regulators. The breadth of our strategic initiatives and goals also increases the challenges and risks of executing and implementing such initiatives. If we are unable to implement our strategy successfully in whole or in part, or should the strategic initiatives once implemented fail to produce the expected benefits, our financial results and our share price may be materially and adversely affected. Even if we are able to successfully implement our strategy, our proposed goals may increase our exposure to certain risks, including but not limited to credit risks, market risks, liquidity risks, operational risks and regulatory risks, and such risks may evolve in a way that is not under our control or entirely possible to predict.
> Refer to “Strategy” for further information on our strategic direction.
Our strategy involves a change in focus within certain areas of our business, including exiting certain businesses. For example, we have announced our intention to sell a significant part of the Securitized Products Group (SPG) and other related financing businesses and to carve out CS First Boston as a leading capital markets and advisory business. These changes may have negative effects in these and other areas of our business and may result in an adverse effect on our business as a whole.
Moreover, any reputational harm resulting from prior events or from reactions to our strategic initiatives may make it more difficult to implement those strategic initiatives or achieve the related targets and objectives.
> Refer to “Significant negative consequences of the Archegos and supply chain finance funds matters” for further information.
We anticipate that revenues and income for the Investment Bank will be materially reduced by the planned disposal of the majority of SPG’s assets, as well as by the targeted reduction in capital for the Investment Bank. Our ability to attract and retain clients also may be adversely affected by these changes. The capital-light Investment Bank may also face increased competition in areas such as leveraged finance and underwriting, particularly from competitors that have access to larger amounts of capital. In addition, the new structure of the Investment Bank may pose challenges for the division to build upon other businesses and relationships of the Group and may limit the division’s ability to deliver cross-selling opportunities to other Group businesses.

Market conditions, the ability to attract potential purchasers, regulatory approvals and consents, and other similar uncertainties may also affect our ability to dispose of assets, achieve favorable prices or terms for these disposals, or complete any announced but not yet completed disposals, which may lead us to dispose of assets at a loss, at a higher than expected loss, hold these assets for a longer period of time than desired or planned, or fail to dispose of assets at all. A significant element of our strategic plans is to transfer a majority of SPG’s assets, including the sale of a significant portion of SPG to certain entities and funds managed by affiliates of Apollo Global Management. This transaction involves phased closings through the first half of 2023, subject to regulatory approvals, customer consents and other customary closing conditions. If we are unable to dispose of these assets as proposed or announced, including the contemplated sale of other portfolio assets to third-party investors, we may not be able to reduce our RWAs and leverage exposure according to plan or achieve the capital targets set out in our strategy.
In addition, we anticipate these disposals and changes to the Group may result in further impairments and write-downs, including in relation to goodwill and the revaluation of our deferred tax assets, which may have a material adverse effect on our results of operations and financial condition. These changes may also lead to further impairments of the capital effective component of the values of Credit Suisse AG (Bank parent company)’s participations in certain of its subsidiaries, which would negatively impact its Swiss CET1 ratio.
Our strategy also includes certain financial goals and targets. Our ability to achieve these targets is based on a number of macro-economic factors and underlying business assumptions, such as a higher interest rate environment and our ability to hold and attract client assets at levels and rates similar to those in the past. For example, a period of stagflation may have negative effects on our ability to achieve our financial goals and targets. Furthermore, we do not expect geopolitical risks to escalate significantly. Deviations from any of these assumptions would impact our ability to achieve our financial goals and targets.
We are also seeking to achieve significant cost savings as part of our plan. We are targeting to reduce our costs based on the assumption that, in addition to specific strategic business exit and curtailment activities that account for a significant proportion of the intended cost savings, more savings can be achieved through efficiency measures. Implementing these measures will entail the incurrence of significant restructuring expenses, including software and real estate impairments, estimated to be approximately CHF 2.9 billion through the end of 2024, although they could exceed this level. These measures include de-scoping of business and internal footprint, organizational effectiveness and simplification, workforce management and third-party cost management. For example, we expect to run the bank with ~43,000 full-time-equivalent employees by the end of 2025 compared to ~52,000 at the end of the third quarter of 2022, reflecting natural attrition and targeted headcount reductions. Furthermore, we have identified short-term actions to set the right trajectory to meet our cost ambitions. These include a 30% reduction in contractor spend and a 50% reduction in consultancy spend in 2023. Our ability to achieve these cost savings is dependent on the execution of these measures on time and to their full extent. There is also a risk that these measures impact the revenue generation capabilities of the business beyond what has been taken into account currently for the strategic business curtailment activities. In addition, our planned exit from certain businesses and disposals of certain assets may entail higher costs or take more time than anticipated, or it may take longer than anticipated to reduce associated costs from activities we have exited, and accordingly this may impact our ability to achieve our targeted cost savings. Furthermore, additional costs could arise from any number of anticipated or unanticipated developments, such as costs relating to compliance with additional regulatory requirements and increased regulatory charges. Across all our businesses, we need to attract and retain highly qualified employees. The anticipated changes in the Group as part of our strategic initiatives may negatively impact our ability to hire and retain highly qualified employees, including due to any changes or reductions in compensation. In addition, our employee attrition has been higher over the last year, as noted above. If we are unable to attract and/or retain highly qualified employees across our businesses, this may have a material adverse effect on our ability to implement our strategy.
In addition, as part of our overarching legal entity simplification program, we are further reviewing our legal entity footprint in light of our strategic changes. The development of a strategy to optimize the legal entity structure across regions, taking into account the comprehensive strategic review, includes expediting the closure of redundant entities. There are a number of uncertainties that may affect the feasibility, scope and timing of the intended results, including macroeconomic factors as well as significant legal and regulatory considerations.
Country and currency exchange risk
Country risks may increase market and credit risks we face
Country, regional and political risks are components of market and credit risk. Financial markets and economic conditions generally have been and may in the future be materially affected by such risks. Economic or political pressures in a country or region, including those arising from local market disruptions, currency crises, monetary controls or other factors such as geopolitical issues, may adversely affect the ability of clients or counterparties located in that country or region to obtain foreign currency or credit and, therefore, to perform their obligations to us, which in turn may have an adverse impact on our results of operations.
We may face significant losses in emerging markets
An element of our strategy is to increase our wealth management businesses in emerging market countries. Our implementation of this strategy will increase our existing exposure to economic instability in those countries. We monitor these risks and seek diversity in the sectors in which we invest. Our efforts at limiting emerging market risk, however, may not always succeed. In addition, various emerging market countries have experienced and may continue to experience severe economic, financial and political disruptions or slower economic growth than in previous years, including significant devaluations of their currencies, defaults or threatened defaults on sovereign debt and capital and currency exchange controls. In addition, sanctions have been imposed on certain individuals and companies in these markets that prohibit or restrict dealings with them and certain related entities or activities and further sanctions are possible. The possible effects of any such disruptions may include an adverse impact on our businesses and increased volatility in financial markets generally.
Currency fluctuations may adversely affect our results of operations
We are exposed to risk from fluctuations in exchange rates for currencies, particularly the US dollar. In particular, a substantial portion of our assets and liabilities are denominated in currencies other than the Swiss franc, which is the primary currency of our financial reporting. Our capital is also stated in Swiss francs, and we do not fully hedge our capital position against changes in currency exchange rates. The Swiss franc remained strong in 2022.
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
Operational, risk management and estimation risks
We may suffer operational system failures or disruptions, including due to human or technological error, which could negatively impact our results of operations, financial condition and reputation
Our business is highly dependent on the effectiveness of our operational systems and those of our clients, partners and counterparties. We continue to be exposed to operational risk arising from errors made in the execution, confirmation or settlement of transactions or from transactions not being properly recorded or accounted for, whether by us or by third parties on which we rely. Operational system failures or disruptions can be unpredictable and may arise from different sources, including sources out of our control. In addition, certain errors may not always be immediately identified by our technological processes or by our controls and other procedures, which are meant to detect and prevent such errors. Even if such errors are immediately identified and addressed, they could have an adverse effect on our results of operations, financial condition and reputation.
We are exposed to a wide variety of data breach, cybersecurity and other information technology risks
In recent years and in the wake of the COVID-19 pandemic, we continue to be an increasingly attractive target for cyber threat actors due in large part to the highly valuable critical data processed by financial services institutions, leading to heightened cybersecurity and information technology risks, including risks of cyber attacks and other hacking incidents. As a global financial services company, we rely heavily on our financial, accounting and other data processing systems, which are varied and complex, and we have faced and may continue to face additional technology risks due to the global nature of our operations and reliance on cloud technologies. For example, our business depends on our ability to process a large volume of diverse and complex transactions within a short space of time, including derivatives transactions, which have increased in volume and complexity. In general, although we have incident response and business continuity plans, our businesses continue to face a wide variety of operational risks, including technology risk that stems from dependencies on information technology, third-party suppliers and the telecommunications infrastructure as well as from the interconnectivity of multiple financial institutions with central agents, exchanges and clearing houses. We may rely on automation, robotic processing, machine learning and artificial intelligence (AI) for certain operations, and this reliance may increase in the future with corresponding advancements in technology, which could expose us to additional cybersecurity risks. In addition to such information technology risks and an increased risk of cyber attacks, we may also face heightened risks associated with a lesser degree of data and intellectual property protection in certain foreign jurisdictions in which we operate, even if we take all reasonable precautions, including to the extent required by law. Regulatory requirements in these areas continue to increase and are expected to increase further, including potential regulatory requirements to disclose information about a material cybersecurity incident even prior to a full investigation or resolution of the matter. Evolving regulations may vary and potentially conflict across different jurisdictions.
Information security, data confidentiality and integrity are of critical importance to our businesses, and there has been recent regulatory scrutiny on the ability of companies to safeguard the nonpublic or personal information of individuals in accordance with data protection regulation, including the European General Data Protection Regulation, US data protection laws such as the federal Gramm-Leach-Bliley Act and California Consumer Privacy Act as amended by the California Privacy Rights Act and the Swiss Federal Act on Data Protection. Governmental authorities, including foreign, federal and state data protection agencies, employees, individual customers or business partners may initiate proceedings against us as a result of security breaches affecting the confidentiality or integrity of nonpublic or personal information, as well as the failure, or perceived failure, to comply with data protection regulations. The adequate monitoring of operational risks and adherence to data protection regulations have also come under increased regulatory scrutiny. Any failure by Credit Suisse to adequately ensure the security of data and to address the increased technology-related operational risks could also lead to regulatory sanctions or investigations and a loss of trust in our systems, which may adversely affect our reputation, business and operations.

> Refer to “Regulatory framework – Switzerland – Cybersecurity”, “Regulatory framework – US – Data protection and cybersecurity” and “Regulatory framework – Global initiatives – Data protection regulation” in Regulation and supervision for further information.
Threats to our cybersecurity and data protection systems require us to dedicate significant financial and human resources to protect the confidentiality, integrity and availability of our systems and information. Despite our wide range of security measures, it is not always possible to anticipate the evolving threat landscape and mitigate all risks to our systems and information. These threats may derive from human error, misconduct (including errors in judgment, fraud or malice and/or engaging in violations of applicable laws, rules, policies or procedures), or may result from accidental technological failure. There may also be attempts to fraudulently induce employees, clients, third parties or other users of our systems to disclose sensitive information in order to gain access to our data or that of our clients. Additionally, because we share information with third party vendors and service providers to conduct our business, we could also be affected by risks to the systems and information of such third parties, particularly where such third party fails to implement adequate data-security practices, to comply with our information-sharing terms and policies or otherwise suffers a network or other security breach. In addition, hardware, software or applications we procure from third parties may contain security vulnerabilities, defects in design or manufacture or other problems that could unexpectedly compromise information security. For example, the increasing trend of remote working discussed further below may require our employees to use third party technology, which may not provide the same level of information security as our own information systems. Additionally, risks relating to cyber attacks on our vendors and other third parties have continued to increase due to more frequent and severe supply chain attacks impacting software and information technology service providers, which may be further exacerbated in light of the ongoing conflict related to Russia’s invasion of Ukraine. Security breaches may involve substantial remediation costs, affect our ability to carry out our businesses or impair the trust of our clients or potential clients, any of which could have a material adverse effect on our business and financial results. In addition, we may introduce new products or services or change processes, resulting in new operational risks that we may not fully appreciate or identify.
The shift to remote working for our employees increases the vulnerability of our information technology systems and the likelihood of damage as a result of a cybersecurity incident. For example, the use of remote devices to access the firm’s networks could impact our ability to quickly detect and mitigate security threats and human errors as they arise. Additionally, it is more challenging to ensure the comprehensive roll-out of system security updates and we also have less visibility over the physical security of our devices and systems. Due to the evolving nature of cybersecurity risks and our reduced visibility and control in light of remote working, our efforts to provide appropriate policies and security measures may prove insufficient to mitigate all cybersecurity and data protection threats.
Cybersecurity risks have also significantly increased in recent years in part due to the growing number and increasingly sophisticated activities of malicious cyber actors, including organized crime groups, state-sponsored actors, terrorist organizations, extremist parties and hackers. Although we have developed reasonable systems and processes designed to protect the nonpublic and/or personal information of our clients and other third parties from data loss or other security breaches or incidents, our security measures have not always fully protected against such matters in the past. We and other financial institutions have suffered and may continue to suffer cyber attacks, ransomware attacks, information or security breaches, personal data breaches, losses or misappropriations and other forms of attacks, incidents and failures, including those involving disgruntled employees, activists and other third parties, such as those engaged in corporate espionage. For example, in March 2021, we became aware that a former employee had improperly exfiltrated from Credit Suisse certain records relating to certain Group employees and suppliers, including HR-related information and bank account numbers used to make payments, while employed by the Group several years ago when he emailed certain of the data to a limited number of recipients that included regulators, media outlets and ex-employees. After lengthy and still ongoing legal proceedings, it was only at the end of 2022 that we learned the full extent of the scope of this improper exfiltration. We have conducted a forensic review and believe that the incident has been contained. Relevant notifications have been made as appropriate to regulators, data protection authorities and individual data subjects.
We expect to continue to be the target of such attacks in the future, and we may experience other forms of cybersecurity or data protection incidents or failures in the future, including with respect to damages from computer viruses, worms, and other malicious software programs or other attacks, covert introduction of malware to computers and networks, unauthorized access, including impersonation of unauthorized users, efforts to discover and exploit any security vulnerabilities or security weaknesses, and other similar disruptions. In the event of a cyber attack, information or security breach, personal data breach or technology failure, we have experienced and may in the future experience operational issues, the infiltration of payment systems or the unauthorized release, gathering, monitoring, misuse, loss or destruction of confidential, proprietary and other information relating to Credit Suisse, our clients, employees, vendors, service providers, counterparties or other third parties. Emerging technologies, including the increasing use of automation, AI and robotics, as well as the broad utilization of third-party financial data aggregators, could further increase our cybersecurity risk and exposure.
Given our global footprint and the high volume of transactions we process, the large number of clients, partners and counterparties with which we do business, our and our clients’ growing use of digital, mobile, cloud- and internet-based services and platforms, and the increasing frequency, sophistication and evolving nature of cyber attacks, a cyber attack, information or security breach, personal data breach or technology failure may occur, whether on our systems or that of a third party, without detection for an extended period of time. In addition, we expect that any investigation of a cyber attack, information or security breach, personal data breach or technology failure will be inherently unpredictable and it may take time before any investigation is complete. These factors may inhibit our ability to provide timely, accurate and complete information about the event to our clients, employees, regulators, other stakeholders and the public. During such time, we may not know the extent of the harm or how best to remediate it and certain errors or actions may be repeated or compounded before they are discovered and rectified, all or any of which would further increase the costs and consequences of a cyber attack, information or security breach, personal data breach or technology failure.
If any of our systems, or the systems of third parties on which we rely, do not operate properly or are compromised as a result of cyber attacks, information or security breaches, personal data breaches, technology failures, unauthorized access, loss or destruction of data, unavailability of service, computer viruses or other events that could have an adverse security impact, we could, among other things, be subject to litigation or suffer financial loss not covered by insurance, a disruption of our businesses, liability to our clients, employees, counterparties or other third parties, damage to relationships with our vendors or service providers, regulatory intervention or reputational damage. Any such event could also require us to expend significant additional resources to modify our protective measures or to investigate and remediate vulnerabilities or other exposures. We may also be required to expend resources to comply with new and increasingly expansive regulatory requirements related to cybersecurity.
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
In addition, inadequacies or lapses in our risk management procedures and policies can expose us to unexpected losses, and our financial condition or results of operations could be materially and adversely affected. For example, in respect of the Archegos matter, the independent report found, among other things, a failure to effectively manage risk in the Investment Bank’s prime services business by both the first and second lines of defense as well as a lack of risk escalation. Such inadequacies or lapses can require significant resources and time to remediate, lead to non-compliance with laws, rules and regulations, attract heightened regulatory scrutiny, expose us to regulatory investigations or legal proceedings and subject us to litigation or regulatory fines, penalties or other sanctions, or capital surcharges or add-ons. In addition, such inadequacies or lapses can expose us to reputational damage. If existing or potential customers, clients or counterparties believe our risk management is inadequate, they could take their business elsewhere or seek to limit their transactions with us, which could have a material adverse effect on our results of operations and financial condition.
> Refer to “Risk management” in III – Treasury, Risk, Balance sheet and Off-balance sheet for information on our risk management.
We have identified material weaknesses in our internal control over financial reporting as of December 31, 2022 and 2021
We are subject to requirements under the Sarbanes-Oxley Act of 2002, as amended, to perform system and process evaluation and testing of our internal control over financial reporting to allow management to assess the effectiveness of our internal controls. Management has identified certain material weaknesses in our internal control over financial reporting as a result of which management has concluded that, as of December 31, 2022, the Group’s internal control over financial reporting was not effective, and for the same reasons, management has reassessed and has reached the same conclusion regarding December 31, 2021, as more fully described in this Annual Report. Management has also accordingly concluded that our disclosure controls and procedures were not effective.
The material weaknesses that have been identified relate to the failure to design and maintain an effective risk assessment process to identify and analyze the risk of material misstatements in its financial statements and the failure to design and maintain effective monitoring activities relating to (i) providing sufficient management oversight over the internal control evaluation process to support the Group’s internal control objectives; (ii) involving appropriate and sufficient management resources to support the risk assessment and monitoring objectives; and (iii) assessing and communicating the severity of deficiencies in a timely manner to those parties responsible for taking corrective action. These material weaknesses contributed to an additional material weakness, as management did not design and maintain effective controls over the classification and presentation of the consolidated statement of cash flows. This material weakness resulted in the revisions contained in our previously issued consolidated financial statements for the three years ended December 31, 2021 as disclosed in the 2021 Annual Report.
Notwithstanding these material weaknesses, we confirm that our consolidated financial statements as included in this Annual Report fairly present, in all material respects, our consolidated financial condition as of December 31, 2022 and 2021, and our consolidated results of operations and cash flows for the years ended December 31, 2022, 2021 and 2020, in conformity with US GAAP. Management is developing a remediation plan to address the material weaknesses referred to above, including strengthening the risk and control frameworks, and which will build on the significant attention that management has devoted to controls to date. While we are taking steps to address these material weaknesses, which could require us to expend significant resources to correct the material weaknesses or deficiencies, any gaps or deficiencies in our internal control over financing reporting may result in us being unable to provide required financial information in a timely and reliable manner and/or incorrectly reporting financial information, which could reduce confidence in our published information, impact access to capital markets, impact the trading price of our securities or subject us to potential regulatory investigations and sanctions. In addition, there can be no assurance that these measures will remediate the material weaknesses in our internal control over financial reporting or that additional material weaknesses in our internal control over financial reporting will not be identified in the future. Any of the foregoing could materially and adversely affect our business, results of operations and financial condition.
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
We are exposed to Environmental, Social and Governance (ESG) risks, including climate change, which could adversely affect our business operations, reputation, clients and customers, as well as the creditworthiness of our counterparties
We operate in many regions, countries and communities around the world where our businesses, and the activities of our clients, could be impacted by climate change and broader ESG-related issues. These issues pose both short- and long-term risks to us and our clients. Climate change could expose us to financial risk either through its physical (e.g., climate or weather-related events) or transition (e.g., changes in climate policy or in the regulation of financial institutions with respect to climate change risks) effects. Transition risks could be further accelerated by the increasingly frequent occurrence of changes in the physical climate, such as hurricanes, floods, wildfires and extreme temperatures.
Physical and transition climate risks could have a financial impact on us either directly, through our physical assets, costs and operations, or indirectly, through our financial relationships with our clients. These risks are varied and include, but are not limited to, the risk of declines in values and/or liquidity of assets, including in connection with our real estate investments, credit risk associated with loans and other credit exposures to our clients, business risk, including loss of revenues associated with reducing exposure to traditional business with clients that do not have a credible transition plan, decreased assets under management if such clients decide to move assets away, increased defaults and reallocation of capital as a result of changes in global policies, and regulatory risk, including ongoing legislative and regulatory uncertainties and changes regarding climate risk management and best practices. Additionally, the risk of reduced availability of insurance, operational risk related to Credit Suisse-owned buildings and infrastructure, the risk of significant or prolonged interruptions to business operations, as well as the need to make changes in response to those consequences are further examples of climate-related risks.
We have set for ourselves the ambition of reaching net zero emissions by 2050 in line with a 1.5°C trajectory across our lending and investment portfolios, as well as our own operations and supply chain. Based on our commitment to develop interim 2030 science-based goals for key sectors, in 2022 we set goals and outlined initial progress for additional sectors, besides oil, gas & coal. In March 2022, Credit Suisse Asset Management also joined the Net Zero Asset Managers initiative (NZAMi), and in December 2022, Credit Suisse Asset Management and Investment Solutions & Sustainability, or IS&S, within Credit Suisse Wealth Management disclosed their joint Climate Action Plan, setting a 2030 interim goal of a 50% reduction in investment-associated emissions in intensity terms versus 2019. In addition, with respect to our ambition for our supply chain to achieve net zero emissions, while we are actively engaging with our strategic suppliers to align on emissions data collection as well as target plans and opportunities for reduction, there can be no assurance that these suppliers will address climate risks responsibly, including because they may not have a credible transition plan or be able to implement it within the timeframe we have set for our own objectives. In order to reach these ambitions and goals or any other related aspirations we may set from time to time, we will need to incorporate climate considerations into our business strategy, products and services, as well as our financial and non-financial risk management processes, and hire and train employees with the skills and qualifications to help us achieve our ambitions and goals, and we may incur significant cost and effort in doing so. At the same time, data relating to ESG, including climate change, may be limited in availability and variable in quality and consistency, and methodologies and capabilities for modeling and analyzing climate-related risks remain in the development stages, which may limit our ability to perform robust climate-related risk and other sustainability risk analyses and realize our ambitions and goals.
Further, national and international standards, industry and scientific knowledge and practices, regulatory requirements and market expectations regarding ESG initiatives are under continuous development, may rapidly change and are subject to different interpretations. Although we have adopted our ESG strategy based upon what we believe are current criteria, there can be no assurance that such standards, knowledge, practices, regulatory requirements and market expectations will not be interpreted differently than our interpretation when setting our related goals and ambitions, or change in a manner that substantially increases the cost or effort for us to achieve such goals and ambitions, or requires us to adjust our goals and ambitions or that our goals and ambitions may prove to be considerably more difficult or even impossible to achieve. This may be exacerbated if we choose or are required to accelerate our goals and ambitions or change our approach based on national or international regulatory developments, stakeholder expectations or business trends, including as they may change over time. Furthermore, as an individual financial institution, our ability to influence the direction of or approach to ESG issues is limited, and the achievement of our goals and ambitions is highly dependent on the collective effort and actions of governments, other corporations, individuals, nonprofit organizations and other stakeholders. Achievement of ESG-related goals and initiatives is also dependent on technological advancements and other concurrent actions and efforts by external parties and other actors that are outside of our control. Our ability to make progress on our goals and ambitions may be further impacted by external factors outside of our control, including geopolitical matters, energy security issues or considerations such as a just transition to a lower-carbon economy and society.
Given the growing volume of nascent climate and sustainability-related laws, rules and regulations, increasing demand from various stakeholders for environmentally sustainable products and services and regulatory scrutiny, we and other financial institutions may also be subject to increasing litigation, enforcement and contract liability risks in connection with climate change, environmental degradation and other ESG-related issues. For example, the issue of climate risk at financial institutions has received sharpened focus from regulators and other governmental authorities, as evidenced by proposed rules related to disclosure and management of climate-related risks put forth by various regulatory bodies, including in the US, EU, Switzerland and Asia Pacific. In addition, the public holds diverse and often conflicting views on ESG-related issues, and our reputation and client relationships may be damaged by our or our clients’ involvement in certain business activities associated with climate change and other ESG-related issues or as a result of negative public sentiment, regulatory scrutiny or reduced investor and stakeholder confidence due to our response to climate change and our climate strategy. For example, the integration of climate risk considerations into our business risk analysis has been subjected to particular scrutiny by external stakeholders in 2022, as we saw polarized views emerging across the globe. While some government agencies may accuse Credit Suisse and other financial institutions of boycotting the energy sector, other stakeholders have been asking us to introduce stricter sector policies and further limit our lending activities in climate sensitive and carbon related sectors. Our results of operations and financial condition may be adversely affected if national, state or local governments take steps to discourage financial institutions from doing business with companies in certain industries or, conversely, penalize them if they do not do business with such companies.
Beyond climate impacts, we may also be impacted by human rights risks, including discrimination, particularly with respect to our employees and our clients, as well as modern slavery in our supply chains and those of our clients. Our employees, business and reputation may be negatively impacted by a failure to adequately manage these risks, which failure may result in challenges related to hiring and retention of employees. Moreover, any existing global tensions with respect to human rights, such as between the US and China, may be exacerbated for Credit Suisse, given our global reach and presence in various markets around the world.
If we fail to appropriately measure and manage the various risks we face as a result of climate change and other ESG-related issues, fail or are perceived by stakeholders to have failed to prioritize the “correct” ESG-related goals, fail to achieve the goals and ambitions we have set (or can only do so at a significant expense to our business), or fail to adapt our strategy and business model to the changing regulatory requirements and market expectations, our reputation, business, results of operations and financial condition could be materially adversely affected, including, with respect to climate-related risks, given the unpredictability of the timing, nature and severity of climate change impacts.
> Refer to “Climate-related risks” in III – Treasury, Risk, Balance sheet and Off-balance sheet - Risk management – Risk coverage and management for further information on our risk management procedures relating to climate change.
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
> Refer to “Note 40 – Litigation” in VI– Consolidated financial statements – Credit Suisse Group for information relating to these and other legal and regulatory proceedings involving our investment banking and other businesses.
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
Our business is highly regulated, and existing, new or changed laws, rules and regulations may adversely affect our business and ability to execute our strategic plans
In many areas of our business, we are subject to extensive laws, rules and regulations by governments, governmental agencies, supervisory authorities and self-regulatory organizations in Switzerland, the EU, the UK, the US and other jurisdictions in which we operate, including an evolving and complex set of sanctions regimes. We have in the past faced, and expect to continue to face, increasingly extensive and complex laws, rules, regulations and regulatory scrutiny and possible enforcement actions. In recent years, costs related to our compliance with these requirements and the penalties and fines sought and imposed on the financial services industry by regulatory authorities have increased significantly. We expect such increased regulation and enforcement to continue to increase our costs, including, but not limited to, costs related to compliance, systems and operations, and to negatively affect our ability to conduct certain types of business. These increased costs and negative impacts on our business could adversely affect our profitability and competitive position. These laws, rules and regulations often serve to limit our activities, including through the application of increased or enhanced capital, leverage and liquidity requirements, the implementation of additional capital surcharges for risks related to operational, litigation, regulatory and similar matters, customer protection and market conduct regulations, anti-money laundering, anti-corruption and anti-bribery laws, rules and regulations, compliance with evolving ESG standards and requirements and direct or indirect restrictions on the businesses in which we may operate or invest. Such limitations can have a negative effect on our business and our ability to implement strategic initiatives. To the extent we are required to divest certain businesses, we could incur losses, as we may be forced to sell such businesses at a discount, which in certain instances could be substantial, as a result of both the constrained timing of such sales and the possibility that other financial institutions are liquidating similar investments at the same time.
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
Moreover, as a number of these requirements are currently being finalized and implemented, their regulatory impact may further increase in the future and their ultimate impact cannot be predicted at this time. For example, the Basel III reforms are still being finalized and implemented and/or phased in, as applicable. The additional requirements related to minimum regulatory capital, leverage ratios and liquidity measures imposed by Basel III, as implemented in Switzerland, together with more stringent requirements imposed by the Swiss legislation and their application by FINMA, and the related implementing ordinances and actions by our regulators, have contributed to our decision to reduce risk-weighted assets and the size of our balance sheet, and could potentially affect our business, impact our access to capital markets and increase our funding costs. In addition, various reforms in the US, including the “Volcker Rule” and derivatives regulation, have imposed, and will continue to impose, new regulatory duties on certain of our operations. These requirements have contributed to our decision to exit certain businesses (including a number of our private equity businesses) and may lead us to exit other businesses. Recent CFTC, SEC and Fed rules and proposals have materially increased, or could in the future materially increase, the operating costs, including margin requirements, compliance, information technology and related costs, associated with our derivatives businesses with US persons, while at the same time making it more difficult for us to operate a derivatives business outside the US. Further, in 2014, the Fed adopted a final rule under the Dodd-Frank Act that introduced a new framework for regulation of the US operations of foreign banking organizations such as ours. Implementation is expected to continue to result in us incurring additional costs and to affect the way we conduct our business in the US, including through our US IHC. Further, current and possible future cross-border tax regulation with extraterritorial effect, such as FATCA, the OECD global minimum tax rate levels and rules (Pillar Two) and other bilateral or multilateral tax treaties and agreements on the automatic exchange of information in tax matters, impose detailed reporting obligations and increased compliance and systems-related costs on our businesses, and, as concerns the Pillar Two system of global minimum tax, may affect our tax rate. In addition, the US tax reform enacted on December 22, 2017 introduced substantial changes to the US tax system, including the lowering of the corporate tax rate and the introduction of the US base erosion and anti-abuse tax. The IRA of 2022 made significant changes to US tax law, including the introduction of a corporate alternative minimum tax of 15% on certain domestic corporations and a 1% excise tax on stock repurchases by certain domestic corporations. Additionally, implementation of regulations such as the Capital Requirements Directive V (CRD V) in the EU, FinSA in Switzerland, and other reforms may negatively affect our business activities. Whether or not the FinSA, together with supporting or implementing ordinances and regulations, will be deemed equivalent to MiFID II currently remains uncertain. Swiss banks, including us, may accordingly be limited from participating in certain businesses regulated by MiFID II. Finally, we expect that TLAC requirements, currently in force in Switzerland, the US and in the UK, as well as in the EU, and which are being finalized in many other jurisdictions, as well as new requirements and rules with respect to the internal total loss-absorbing capacity (iTLAC) of G-SIBs and their operating entities, may increase our cost of funding and restrict our ability to deploy capital and liquidity on a global basis as needed once the TLAC and iTLAC requirements are implemented across all relevant jurisdictions.
We are subject to economic sanctions laws and regulatory requirements of various countries. These laws and regulatory requirements generally prohibit or restrict transactions involving certain countries/territories and parties. Our costs of monitoring and complying with frequent, complex and potentially conflicting changes to applicable economic sanctions laws and regulatory requirements have increased and there is an increased risk that we may not identify and stop prohibited or sanctionable activities before they occur or that we may otherwise fail to comply with economic sanctions laws and regulatory requirements. Any conduct targeted by or in violation of a sanctions program could subject us to significant civil and potentially criminal penalties or other adverse consequences.
> Refer to “Sanctions developments” in Regulation and supervision – Recent regulatory developments and proposals – Global initiatives for further information.
We expect the financial services industry and its members, including us, to continue to be affected by the significant uncertainty over the scope and content of regulatory reform in 2023 and beyond, in particular, uncertainty in relation to the future US regulatory agenda, which includes a variety of proposals to change existing regulations or the approach to regulation of the financial industry as well as potential new tax policy and potential changes in regulation following the UK’s withdrawal from the EU and the results of European national elections. In addition, we face regulatory and legislative uncertainty in the US and other jurisdictions with respect to climate change and other ESG-related issues, including with respect to any new or changing disclosure requirements, and with respect to data protection and security, including various new and changing regulations addressing the collection, storing, sharing, use, disclosure, disposal and protection of certain types of data, as well as cybersecurity. Changes in laws, rules or regulations, or in their interpretation or enforcement, or the implementation of new laws, rules or regulations, may adversely affect our results of operations, including in ways that may require us to modify our internal policies and practices and incur substantial compliance-related costs and expenses that are likely to increase over time.
> Refer to “Regulation and supervision” for further information on related regulations.
Despite our best efforts to comply with applicable laws, rules and regulations, a number of risks remain, including in areas where applicable laws, rules or regulations may be unclear or inconsistent across jurisdictions, where they are enacted with extra-territorial impact or where our global operations mean we are obliged to give effect to local laws and regulations on a wider basis or where governments, regulators or international bodies, organizations or unions revise their previous guidance or courts overturn previous rulings. Additionally, authorities in many jurisdictions have the power to bring administrative or judicial proceedings against us, which could result in, among other things, suspension or revocation of our licenses, cease and desist orders, fines, civil penalties, criminal penalties, deferred prosecution agreements or other disciplinary action. Such matters have in the past and could in the future materially adversely affect our results of operations and seriously harm our reputation.
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

Damage to our reputation can significantly harm our businesses, including our competitive position and business prospects
We suffered reputational harm as a result of the Archegos and SCFF matters and may suffer further reputational harm in the future as a result of these matters or other events. We also suffered reputational harm as a result of the significant negative outflows of deposits and assets under management in the fourth quarter of 2022. Our ability to attract and retain customers, clients, investors and employees, and conduct business transactions with our counterparties, can be adversely affected to the extent our reputation is damaged. Harm to our reputation can arise from various sources, including failures or apparent failures in our procedures and controls to prevent employee misconduct, negligence and fraud, to address conflicts of interest and breach of fiduciary obligations, to produce materially accurate and complete financial and other information, to identify credit, liquidity, operational and market risks inherent in our business or to prevent adverse legal or regulatory actions or investigations. Additionally, our reputation can be harmed by actual or alleged compliance failures, information or security breaches, personal data breaches, cyber incidents, technology failures, challenges to the suitability or reasonableness of our particular trading or investment recommendations or strategies and the activities of our customers, clients, counterparties and third parties. Actions by the financial services industry generally or by certain members or individuals in the industry also can adversely affect our reputation. In addition, our reputation may be negatively impacted by our ESG practices and disclosures, including those related to climate change and any actual or perceived overstatement of the ESG-related benefits of our products and services, and how we address ESG concerns in our business activities, or by our clients’ involvement in certain business activities associated with climate change. Adverse publicity or negative information in the media, posted on social media, or otherwise, whether or not factually correct, can also have a material adverse impact on our business prospects and financial results, which risk can be magnified by the speed and pervasiveness with which information is disseminated through those channels.
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
Changes in monetary policy are beyond our control and difficult to predict
We are affected by the monetary policies adopted by the central banks and regulatory authorities of Switzerland, the US and other countries. The actions of the SNB and other central banking authorities directly impact our cost of funds for lending, capital raising and investment activities and may impact the value of financial instruments we hold and the competitive and operating environment for the financial services industry. Many central banks, including the Fed and the ECB, have implemented significant changes to their monetary policy or have experienced significant changes in their management and may implement or experience further changes. We cannot predict whether these changes will have a material adverse effect on us or our operations. In addition, changes in monetary policy may affect the credit quality of our customers. Any changes in monetary policy are beyond our control and difficult to predict.
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
Competition
We face intense competition
We face intense competition in all sectors of the financial services markets and for the products and services we offer. Consolidation through mergers, acquisitions, alliances and cooperation, including as a result of financial distress, has increased competitive pressures. Competition is based on many factors, including the products and services offered, pricing, distribution systems, customer service, brand recognition, perceived financial strength and the willingness to use capital to serve client needs. Consolidation has created a number of firms that, like us, have the ability to offer a wide range of products and services, from loans and deposit taking to brokerage, investment banking and asset management services. Some of these firms may be able to offer a broader range of products than we do, or offer such products at more competitive prices. In addition, current market conditions have had a fundamental impact on client demand for products and services. Some new competitors in the financial technology sector, including nonbank entities, have sought to target existing segments of our businesses that could be susceptible to disruption by innovative or less regulated business models and lead to a loss of market share for traditional banks. Emerging technology, including robo-advising services, digital asset services and other financial products and services, may also result in further competition in the markets in which we operate, for example, by allowing e-commerce firms or other companies to provide products and services similar to ours at a lower price or in a more competitive manner in terms of customer convenience. We may face a competitive disadvantage if these services or our other competitors are subject to different and, in certain cases, less restrictive legal and/or regulatory requirements. We can give no assurance that our results of operations will not be adversely affected.
We must recruit and retain highly skilled employees
Our performance is largely dependent on the talents and efforts of highly skilled individuals. Competition for qualified employees is intense and the hiring market in the financial services and other industries has been and is expected to continue to be extremely competitive. In addition, the impact of COVID-19 on evolving workforce norms, practices and expectations, as well as persistent labor shortages, could adversely affect our ability to recruit and retain employees. Employee performance or our control environment could be impacted by an increase in the usage of hybrid work models, but at the same time, reducing or discontinuing hybrid work models could have an adverse effect on our employee recruitment and retention efforts. We have devoted considerable resources to recruiting, training and compensating employees. Our continued ability to compete effectively in our businesses depends on our ability to attract new employees and to retain and motivate our existing employees. The failure to attract and/or retain highly qualified employees could also have a negative impact on our ability to comply with our legal and compliance obligations. The continued public focus on compensation practices in the financial services industry, and related regulatory changes, may have an adverse impact on our ability to attract and retain highly skilled employees. In particular, limits on the amount and form of executive compensation imposed by existing or future legislation, including the Swiss Code of Obligations and the Capital Requirements Directive V in the EU and the UK, could potentially have an adverse impact on our ability to retain certain of our most highly skilled employees and hire new qualified employees in certain businesses. Additionally, the anticipated changes in the Group as part of our strategic initiatives announced on October 27, 2022, can also negatively impact our ability to hire and retain highly qualified employees, including due to any changes or reductions in compensation. Any matters impacting our financial results or reputation can negatively impact our ability to retain employees and recruit new talent as well as reduce employee morale. Competitors may also seize upon these negative developments to hire some of our employees. For example, we have experienced high attrition, attributable at least in part to the challenges we have been facing in recent years.
If we are unable to attract and/or retain highly qualified employees across our businesses, this may have a material adverse effect on our ability to implement our strategic initiatives and on our results of operations and financial condition. Cost-cutting measures and headcount reductions could contribute to these concerns.
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
The evolution of internet-based financial solutions has also facilitated growth in new technologies, including distributed ledgers, such as digital assets and blockchain, which may disrupt the financial services industry and require us to commit further resources to adapt our products and services. Wider adoption of such emerging technologies may also increase our costs for complying with evolving laws, rules and regulations, and if we are not timely or successful in adapting to evolving consumer or market preferences, our business and results of operations may be adversely affected. Additionally, as we develop new products and services that involve emerging technologies, we may face new risks if they are not designed and governed adequately.

II – Operating and financial review
Operating environment
Credit Suisse
Wealth Management
Investment Bank
Swiss Bank
Asset Management
Corporate Center
Assets under management
Critical accounting estimates

Operating environment
Global economic activity slowed in 2022, and inflation has been on the rise. Global equity markets declined substantially. Major government bond yields increased, and the US dollar was generally stronger against other major currencies in 2022.
Economic environment
Global economic growth slowed in 2022 as the impetus from post-pandemic reopening and global monetary policy stimulus decreased. Energy disruptions resulting from Russia’s invasion of Ukraine, tighter monetary policies and weakening consumer and business confidence weighed on economic growth in developed economies. Inflation in major economies increased as high energy prices, supply shortages and tight labor markets contributed to rising prices. Economic and social activity in China was disrupted by the COVID-19 pandemic as a stringent zero-COVID policy caused intermittent public lockdowns during the year.
Global monetary policies tightened significantly with several major central banks increasing interest rates. The US Federal Reserve (Fed) increased its policy rate from 0-0.25% to 4.25-4.50%. The European Central Bank (ECB) increased the policy rate from -0.5% to 2.0%. Other major central banks also increased rates meaningfully, including the Bank of England and the Swiss National Bank (SNB). The Bank of Japan (BoJ) kept monetary policy accommodative but took the first steps towards tightening by widening the target band for the 10-year yield at the end of December.
Global equities declined by 16% in 2022, the worst annual equity performance since 2008, driven by high inflation, the tightening of global monetary policies and fears of a global recession. Most major developed and emerging equity markets reported negative returns for the year. US equities declined by 19%, Swiss equities by 16% and eurozone equities decreased by 12%. Emerging market equities declined by 15%, with Latin America as the best performing emerging market region in 2022. Emerging market equities in Asia declined by 16%, mainly due to the weak performance in China, South Korea and Taiwan. Energy was the only sector with a positive performance in 2022, increasing by 53%. Technology-related sectors came under pressure as interest rates increased, with information technology, consumer discretionary and communication services declining by 30% or more. World bank stocks declined by 6% but outperformed global equities. European bank stocks increased by 5%. Equity market volatility, as measured by the Chicago Board Options Exchange Market Volatility Index (VIX) ended the year higher (refer to the charts under “Equity markets”).

In fixed income, bonds generally delivered negative returns but stabilized towards the end of 2022, reflecting market expectations of inflation possibly stabilizing and consequently less interest rate increases by central banks. Euro yield curves between the 2-year and 10-year maturities also inverted alongside US yield curves. Meanwhile, the Swiss franc yield curve remained relatively flat (refer to the charts under “Yield curves”). In credit, emerging market sovereign bonds outperformed global high-yield and investment-grade corporate bonds. Credit spreads tightened towards the end of the year (refer to the chart under “Credit spreads”).
The US dollar outperformed major currencies in 2022. The US dollar was supported by the federal funds rate increases throughout the year. In addition, economic and geopolitical uncertainties and the respective deterioration in global risk sentiment resulted in increased demand for the US dollar and the Swiss franc, which also performed comparably well against most major currencies. Elsewhere in Europe, the proximity to Russia’s invasion of Ukraine affected most other European currencies negatively. The Japanese yen also depreciated substantially given the increasing interest rate differentials as the BoJ maintained its accommodative policy throughout 2022. Most emerging market currencies also underperformed against the US dollar. The Brazilian real was the best performing major emerging market currency, while the Turkish lira and the Argentine peso were the worst performers against the US dollar.
The Credit Suisse Commodity Benchmark increased by 25% in 2022, outperforming other risk assets significantly. Energy markets increased significantly, outperforming the benchmark, despite weaker performance in the second half of 2022. Russia’s invasion of Ukraine added further supply constraints on an already tightly supplied energy markets at the start of 2022, but inventory pressures started to ease as the year progressed. Agriculture prices increased in 2022 but underperformed the benchmark. Both industrial metals and precious metals trailed the broader commodities complex. The tightening of global monetary policies placed a relative burden on gold, and the slowdown in global industrial activity weighed on industrial metals.

Credit Suisse
In 2022, we recorded a net loss attributable to shareholders of CHF 7,293 million. Return on equity and return on tangible equity were (16.1)% and (17.4)%, respectively. As of the end of 2022, our CET1 ratio was 14.1%.
Results
	in / end of				% change
	2022	2021	2020		22 / 21	21 / 20
Statements of operations (CHF million)
Net interest income	5,341	5,811	5,948		(8)	(2)
Commissions and fees	8,853	13,165	11,853		(33)	11
Trading revenues [1]	(451)	2,431	3,295		–	(26)
Other revenues	1,178	1,289	1,293		(9)	0
Net revenues	14,921	22,696	22,389		(34)	1
Provision for credit losses	16	4,205	1,096		(100)	284
Compensation and benefits	8,813	8,963	9,890		(2)	(9)
General and administrative expenses	7,782	7,159	6,523		9	10
Commission expenses	1,012	1,243	1,256		(19)	(1)
Goodwill impairment	23	1,623	0		(99)	–
Restructuring expenses	533	103	157		417	(34)
Total other operating expenses	9,350	10,128	7,936		(8)	28
Total operating expenses	18,163	19,091	17,826		(5)	7
Income/(loss) before taxes	(3,258)	(600)	3,467		443	–
Income tax expense	4,048	1,026	801		295	28
Net income/(loss)	(7,306)	(1,626)	2,666		349	–
Net income/(loss) attributable to noncontrolling interests	(13)	24	(3)		–	–
Net income/(loss) attributable to shareholders	(7,293)	(1,650)	2,669		342	–
Economic profit (CHF million)	(6,484)	(4,251)	(1,380)		53	370
Statement of operations metrics (%)
Cost/income ratio	121.7	84.1	79.6		–	–
Effective tax rate	(124.2)	(171.0)	23.1		–	–
Earnings per share (CHF)
Basic earnings/(loss) per share	(2.55)	(0.63)	1.02		305	–
Diluted earnings/(loss) per share	(2.55)	(0.63)	0.99		305	–
Return on equity (%)
Return on equity	(16.1)	(3.8)	5.9		–	–
Return on tangible equity	(17.4)	(4.2)	6.6		–	–
Book value per share (CHF)
Book value per share	11.45	17.10	17.74		(33)	(4)
Tangible book value per share	10.60	15.86	15.80		(33)
Balance sheet statistics (CHF million)
Total assets	531,358	755,833	818,965		(30)	(8)
Risk-weighted assets	250,540	267,787	275,084		(6)	(3)
Leverage exposure	650,551	889,137	812,996	[2]	(27)	9
Number of employees (full-time equivalents)
Number of employees	50,480	50,390	49,190		0	2
1 Represent revenues on a product basis which are not representative of business results within our business segments as segment results utilize financial instruments across various product types.
2
As of the end of 2020, leverage exposure excluded CHF 110,677 million of central bank reserves, after adjusting for the dividend paid in 2020, reflecting the temporary exclusion as permitted by FINMA in response to the COVID-19 pandemic.

Credit Suisse reporting structure
Credit Suisse includes the results of the four reporting segments and the Corporate Center.
Organizational structure
Effective January 1, 2023, reflecting the strategic announcement of October 27, 2022, the Group is organized into five divisions – Wealth Management, Swiss Bank, Asset Management and the Investment Bank, as well as a new Capital Release Unit. Beginning in the first quarter of 2023, our financial reporting will be presented accordingly. Core results include the results of the divisions and the Corporate Center and exclude the results of the Capital Release Unit.
> Refer to “Strategy” in I – Information on the company for further information.
Results summary
2022 results
In 2022, Credit Suisse reported a net loss attributable to shareholders of CHF 7,293 million, which included a valuation allowance in the third quarter of 2022 of CHF 3,655 million related to a reassessment of deferred tax assets as a result of the comprehensive strategic review, compared to a net loss attributable to shareholders of CHF 1,650 million in 2021. In 2022, Credit Suisse reported a loss before taxes of CHF 3,258 million, compared to a loss before taxes of CHF 600 million in 2021. The 2022 results reflected a 34% decrease in net revenues and a 5% decrease in total operating expenses. Our 2021 results included a goodwill impairment charge of CHF 1,623 million, which was recognized in the Investment Bank, as well as provision for credit losses of CHF 4,205 million, mainly driven by a net charge of CHF 4,307 million in respect of the failure by Archegos Capital Management (Archegos) to meet its margin commitments. Adjusted loss before taxes in 2022 was CHF 1,249 million compared to adjusted income before taxes of CHF 6,599 million in 2021.
Our 2022 results included a net loss of CHF 588 million relating to our equity investment in Allfunds Group, which was recognized in the divisional results of Wealth Management and real estate gains of CHF 368 million recognized primarily in the divisional results of the Swiss Bank, Wealth Management and the Investment Bank.
As of the end of 2022, our Bank for International Settlements (BIS) common equity tier 1 (CET1) ratio was 14.1% and our risk-weighted assets (RWA) were CHF 250.5 billion.
> Refer to “Capital management” in III – Treasury, Risk, Balance sheet and Off-balance sheet for further information.
As previously disclosed, Credit Suisse experienced deposit and net asset outflows in the fourth quarter of 2022. While these outflows were significant, approximately two-thirds of the outflows in the quarter were concentrated in October and had reduced substantially for the rest of the quarter. In 2023 to date, these outflows have further moderated. While the bank continues to take proactive actions to regain client inflows, lower deposits and assets under management are expected to lead to reduced net interest income and recurring commissions and fees. While this is likely to lead to a loss for Wealth Management in the first quarter of 2023, performance for the remainder of 2023 will depend on our ability to execute our strategy, net asset flows and market conditions. Strategic actions taken to significantly reduce the Group’s risk profile are expected to be reflected in our financial results and given the challenging market backdrop, we would expect the Investment Bank to report a loss in the first quarter of 2023. In light of the adverse revenue impact from the previously disclosed exit from non-core businesses and exposures and restructuring charges related to our cost transformation, Credit Suisse would also expect the Group to report a substantial loss before taxes in 2023. The Group’s actual results will depend on a number of factors, including the performance of the Investment Bank and Wealth Management divisions, the continued exit of non-core positions, any goodwill impairments, litigation, regulatory actions, credit spreads and related funding costs, the impact of continued employee attrition and the outcome of certain other items, including potential real estate sales.
2021 results
In 2021, Credit Suisse reported a net loss attributable to shareholders of CHF 1,650 million compared to net income attributable to shareholders of CHF 2,669 million in 2020. In 2021, Credit Suisse reported a loss before taxes of CHF 600 million, compared to income before taxes of CHF 3,467 million in 2020. Our 2021 results included a goodwill impairment charge of CHF 1,623 million, which was recognized in the Investment Bank. Adjusted income before taxes in 2021 was CHF 6,599 million compared to CHF 4,375 million in 2020. The 2021 results included provision for credit losses of CHF 4,205 million, mainly driven by a net charge of CHF 4,307 million in respect of the failure by Archegos to meet its margin commitments, which was reflected in the Investment Bank.
The 2021 results included a net gain of CHF 602 million relating to our equity investment in Allfunds Group (as described below), which was recognized in the divisional results of Wealth Management and a loss of CHF 70 million relating to our equity investment in the SIX Swiss Exchange (SIX) Group AG, which was recognized in the divisional results of Swiss Bank and Wealth Management. Results also included an impairment of CHF 113 million relating to York Capital Management (York), which was recognized in Asset Management.
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
2022 results details
Net revenues
Compared to 2021, net revenues of CHF 14,921 million decreased 34%, with lower net revenues in the Investment Bank, Wealth Management, Swiss Bank and Asset Management. The decrease in the Investment Bank was primarily driven by significantly lower capital markets and fixed income and equity sales and trading revenues. The decrease in net revenues in Wealth Management was driven by lower other revenues, lower transaction- and performance-based revenues and lower recurring commissions and fees. The decrease in net revenues in Swiss Bank was mainly due to lower net interest income, lower transaction-based revenues and lower other revenues. The decrease in net revenues in Asset Management was driven by lower performance, transaction and placement revenue and declining management fees, reflecting lower average assets under management and increased investor bias towards passive products, partially offset by higher investment and partnership income.
Provision for credit losses
In 2022, we recorded provision for credit losses of CHF 16 million, primarily reflecting provisions of CHF 90 million in Swiss Bank, partially offset by a release of CHF 84 million in the Investment Bank in respect of the Archegos matter.
Total operating expenses
Total operating expenses of CHF 18,163 million in 2022 decreased 5% compared to 2021, mainly relating to a lower goodwill impairment charge of CHF 23 million compared to prior year of CHF 1,623 million, partially offset by increased general and administrative expenses. General and administrative expenses increased 9%, primarily driven by higher IT, machinery and equipment expenses and by higher professional services fees. Compensation and benefits decreased 2%, mainly due to lower discretionary compensation expenses and lower deferred compensation awards. Total operating expenses in 2022 included restructuring expenses of CHF 533 million.
Income tax expense
In 2022, the Group incurred an income tax expense of CHF 4,048 million on a loss before taxes of CHF 3,258 million, primarily reflecting the valuation allowance of CHF 3,655 million in the third quarter of 2022 relating to the reassessment of deferred tax assets as a result of the strategic review, primarily due to the limited future taxable income against which deferred tax assets could be utilized.
The negative tax rate for the full year was further driven by losses in entities for which no tax accounting benefit could be recognized, as management concluded that there was limited recoverability of net deferred tax assets primarily due to limited future taxable income, as well as the non-deductible funding costs. Additionally, the Group continued to record taxes in entities with taxable profits which cannot be offset against losses of other Group entities. This inability to offset tax losses and profits is due to the fact that the Group entities are tax resident in different jurisdictions or they are tax resident in a jurisdiction where the consolidation of the entities for tax purposes is not possible.
Overall, net deferred tax assets/(liabilities) decreased CHF 4,026 million from CHF 2,953 million to CHF (1,073) million during 2022, primarily driven by the reassessment of the deferred tax assets.
> Refer to “Note 29 – Tax” in VI – Consolidated financial statements – Credit Suisse Group for further information.
2021 results details
Net revenues
Compared to 2020, net revenues of CHF 22,696 million were stable, as higher net revenues in Asset Management, the Corporate Center and Swiss Bank were offset by lower net revenues in the Investment Bank. The increase in net revenues in Asset Management was driven by higher investment and partnership income, increased performance and placement revenue, and growth in management fees, reflecting higher average assets under management. The increase in net revenues in Swiss Bank was mainly due to higher recurring commissions and fees as well as higher transaction-based revenues, partially offset by lower other revenues. The decrease in net revenues in the Investment Bank, compared to a strong prior year, reflecting lower sales and trading revenues, including a loss of CHF 470 million related to Archegos, partially offset by higher capital markets and advisory activity. Compared to 2020, net revenues in Wealth Management were stable as lower transaction-based revenues and lower net interest income were offset by higher other revenues and higher recurring commissions and fees.

Results overview
in / end of	Wealth Management	Investment Bank	Swiss Bank	Asset Management	Corporate Center	Credit Suisse
2022 (CHF million)
Net revenues	4,952	4,607	4,093	1,294	(25)	14,921
Provision for credit losses	9	(84)	90	2	(1)	16
Compensation and benefits	2,848	3,835	1,455	596	79	8,813
Total other operating expenses	2,726	3,972	1,003	550	1,099	9,350
of which general and administrative expenses	2,301	3,145	861	436	1,039	7,782
of which goodwill impairment	0	23	0	0	0	23
of which restructuring expenses	109	327	21	16	60	533
Total operating expenses	5,574	7,807	2,458	1,146	1,178	18,163
Income/(loss) before taxes	(631)	(3,116)	1,545	146	(1,202)	(3,258)
Economic profit (CHF million)	(1,186)	(3,810)	367	60	0	(6,484)
Cost/income ratio	112.6	169.5	60.1	88.6	–	121.7
Total assets	150,411	146,846	197,059	3,373	33,669	531,358
Goodwill	1,304	0	488	1,111	0	2,903
Risk-weighted assets	54,549	74,160	69,090	8,333	44,408	250,540
Leverage exposure	179,378	211,601	220,026	2,499	37,047	650,551
2021 (CHF million)
Net revenues	7,031	9,908	4,316	1,508	(67)	22,696
Provision for credit losses	0	4,209	4	0	(8)	4,205
Compensation and benefits	2,766	3,892	1,438	603	264	8,963
Total other operating expenses	1,958	5,280	956	543	1,391	10,128
of which general and administrative expenses	1,571	3,017	821	426	1,324	7,159
of which goodwill impairment	0	1,623	0	0	0	1,623
of which restructuring expenses	19	71	11	3	(1)	103
Total operating expenses	4,724	9,172	2,394	1,146	1,655	19,091
Income/(loss) before taxes	2,307	(3,473)	1,918	362	(1,714)	(600)
Economic profit (CHF million)	969	(4,347)	629	215	0	(4,251)
Cost/income ratio	67.2	92.6	55.5	76.0	–	84.1
Total assets	201,326	274,112	221,478	3,603	55,314	755,833
Goodwill	1,323	–	487	1,107	0	2,917
Risk-weighted assets	59,974	84,313	68,764	8,446	46,290	267,787
Leverage exposure	233,228	347,774	247,509	2,737	57,889	889,137
2020 (CHF million)
Net revenues	7,081	10,153	4,212	1,140	(197)	22,389
Provision for credit losses	231	588	268	0	9	1,096
Compensation and benefits	2,976	4,386	1,561	639	328	9,890
Total other operating expenses	1,821	3,269	915	473	1,458	7,936
of which general and administrative expenses	1,426	2,605	748	369	1,375	6,523
of which restructuring expenses	41	48	42	18	8	157
Total operating expenses	4,797	7,655	2,476	1,112	1,786	17,826
Income/(loss) before taxes	2,053	1,910	1,468	28	(1,992)	3,467
Economic profit (CHF million)	795	(448)	290	(40)	0	(1,380)
Cost/income ratio	67.7	75.4	58.8	97.5	–	79.6
Total assets	203,626	333,393	225,385	3,912	52,649	818,965
Goodwill	1,299	1,580	479	1,068	0	4,426
Risk-weighted assets	63,176	92,890	70,577	9,651	38,790	275,084
Leverage exposure	227,880	387,098	248,523	3,199	56,973	812,996	[1]
1
As of the end of 2020, leverage exposure excluded CHF 110,677 million of central bank reserves, after adjusting for the dividend paid in 2020, reflecting the temporary exclusion as permitted by FINMA in response to the COVID-19 pandemic.

Provision for credit losses
In 2021, we recorded provision for credit losses of CHF 4,205 million, primarily reflecting provisions of CHF 4,209 million in the Investment Bank mainly in respect of the Archegos matter. Provision for credit losses reflected CHF 4,400 million of specific provisions, partially offset by a release of CHF 235 million of non-specific provisions for expected credit losses.
Total operating expenses
We reported total operating expenses of CHF 19,091 million in 2021, a 7% increase compared to 2020, mainly relating to a goodwill impairment charge of CHF 1,623 million and increased general and administrative expenses, partially offset by lower compensation and benefits. General and administrative expenses increased 10%, primarily driven by higher professional services fees, higher litigation provisions and higher IT, machinery and equipment expenses. Litigation provisions in 2021 were mainly in connection with legacy litigation matters, including mortgage-related matters and settlements with regard to the Stadtwerke München GmbH (SWM) and the Mozambique matters, as well as provisions in connection with the supply chain finance funds (SCFF) matter. Compensation and benefits decreased 9%, mainly due to lower discretionary compensation expenses and lower deferred compensation awards, including a downward adjustment to performance share awards as a result of the full year divisional loss in the Investment Bank and malus and clawbacks of previously granted compensation awards in connection with the Archegos and the SCFF matters. Total operating expenses in 2021 included restructuring expenses of CHF 103 million.
> Refer to Note 40 – Litigation in VI – Consolidated financial statements – Credit Suisse Group for further information.
Goodwill
The strategic announcement made on November 4, 2021 required an impairment assessment of the carrying value of our goodwill position in the fourth quarter of 2021. Upon performance of that assessment, we recorded a goodwill impairment charge of CHF 1,623 million in 2021, which was recognized in the Investment Bank, and was mainly related to the acquisition of Donaldson, Lufkin & Jenrette (DLJ) in 2000. The goodwill impairment charge did not impact CET1 capital and leverage ratios.
Income tax expense
In 2021, we recorded income tax expense of CHF 1,026 million, compared to CHF 801 million in 2020. The negative effective tax rate for the full year mainly reflected the impact of the loss related to Archegos, for which only the loss attributable to non-UK operations could be recognized as a partial tax benefit, whereas, for the remainder of the loss, a valuation allowance was required.
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
> Refer to “Note 29 – Tax” in VI – Consolidated financial statements – Credit Suisse Group for further information.
Employees
As of December 31, 2022, we had 50,480 employees worldwide, of which 16,700 were in Switzerland and 33,780 were abroad.
Numer of employees
end of	2022	2021
Number of employees
Switzerland	16,700	16,440
All other regions	33,780	33,950
Total number of employees	50,480	50,390
Based on full-time equivalents.
Organizational changes
During 2022, significant changes were made to the Board of Directors, which included the appointment of a new Chairman of the Board of Directors and the election of three new Board of Directors members at the 2022 Annual General Meeting (AGM). Also in 2022, the Board of Directors appointed a new CEO and several other new members to the Executive Board.
> Refer to “Overview” in IV – Corporate Governance for further information.

Reconciliation of adjustment items
Results excluding certain items included in our reported results are non-GAAP financial measures. Following the reorganization implemented at the beginning of 2022, we have amended the presentation of our adjusted results. Management believes that such results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.
in	Wealth Management	Investment Bank	Swiss Bank	Asset Management	Corporate Center	Credit Suisse
2022 (CHF million)
Net revenues	4,952	4,607	4,093	1,294	(25)	14,921
Real estate (gains)/losses	(147)	(53)	(148)	(2)	(18)	(368)
(Gains)/losses on business sales	4	0	0	0	0	4
(Gain)/loss on equity investment in Allfunds Group	586	0	0	0	0	586
(Gain)/loss on equity investment in SIX Group AG	17	0	17	0	0	34
(Gain)/loss on equity investment in Pfandbriefbank	0	0	(6)	0	0	(6)
Impairment on York Capital Management	0	0	0	10	0	10
Archegos	0	(17)	0	0	0	(17)
Adjusted net revenues	5,412	4,537	3,956	1,302	(43)	15,164
Provision for credit losses	9	(84)	90	2	(1)	16
Archegos	0	155	0	0	0	155
Adjusted provision for credit losses	9	71	90	2	(1)	171
Total operating expenses	5,574	7,807	2,458	1,146	1,178	18,163
Goodwill impairment	–	(23)	–	–	–	(23)
Restructuring expenses	(109)	(327)	(21)	(16)	(60)	(533)
Major litigation provisions	(306)	(232)	0	0	(761)	(1,299)
Expenses related to real estate disposals	(3)	(20)	0	(1)	0	(24)
Expenses related to equity investment in Allfunds Group	(2)	0	0	0	0	(2)
Archegos	0	(40)	0	0	0	(40)
Adjusted total operating expenses	5,154	7,165	2,437	1,129	357	16,242
Income/(loss) before taxes	(631)	(3,116)	1,545	146	(1,202)	(3,258)
Adjusted income/(loss) before taxes	249	(2,699)	1,429	171	(399)	(1,249)
Adjusted economic profit	(526)	(3,497)	280	78	–	(5,089)
Adjusted return on tangible equity (%)	–	–	–	–	–	(12.3)

Reconciliation of adjustment items (continued)
in	Wealth Management	Investment Bank	Swiss Bank	Asset Management	Corporate Center	Credit Suisse
2021 (CHF million)
Net revenues	7,031	9,908	4,316	1,508	(67)	22,696
Real estate (gains)/losses	(19)	0	(213)	0	0	(232)
(Gains)/losses on business sales	24	0	0	0	5	29
Major litigation recovery	(49)	0	0	0	0	(49)
Valuation adjustment related to major litigation	0	0	0	0	69	69
(Gain)/loss on equity investment in Allfunds Group	(622)	0	0	0	0	(622)
(Gain)/loss on equity investment in SIX Group AG	35	0	35	0	0	70
Impairment on York Capital Management	0	0	0	113	0	113
Archegos	0	470	0	0	0	470
Adjusted net revenues	6,400	10,378	4,138	1,621	7	22,544
Provision for credit losses	0	4,209	4	0	(8)	4,205
Archegos	0	(4,307)	0	0	0	(4,307)
Adjusted provision for credit losses	0	(98)	4	0	(8)	(102)
Total operating expenses	4,724	9,172	2,394	1,146	1,655	19,091
Goodwill impairment	–	(1,623)	–	–	–	(1,623)
Restructuring expenses	(19)	(71)	(11)	(3)	1	(103)
Major litigation provisions	(62)	(149)	0	0	(1,010)	(1,221)
Expenses related to real estate disposals	(7)	(44)	(4)	(1)	0	(56)
Expenses related to equity investment in Allfunds Group	(20)	0	0	0	0	(20)
Archegos	0	(26)	0	0	5	(21)
Adjusted total operating expenses	4,616	7,259	2,379	1,142	651	16,047
Income/(loss) before taxes	2,307	(3,473)	1,918	362	(1,714)	(600)
Adjusted income/(loss) before taxes	1,784	3,217	1,755	479	(636)	6,599
Adjusted economic profit	578	670	506	304	–	808
Adjusted return on tangible equity (%)	–	–	–	–	–	11.2
in	Wealth Management	Investment Bank	Swiss Bank	Asset Management	Corporate Center	Credit Suisse
2020 (CHF million)
Net revenues	7,081	10,153	4,212	1,140	(197)	22,389
Real estate (gains)/losses	1	0	(16)	0	0	(15)
(Gain)/loss related to InvestLab transfer	(65)	0	0	(203)	0	(268)
(Gain)/loss on equity investment in Allfunds Group	(127)	0	0	0	0	(127)
(Gain)/loss on equity investment in SIX Group AG	(79)	0	(79)	0	0	(158)
(Gain)/loss on equity investment in Pfandbriefbank	0	0	(134)	0	0	(134)
Impairment on York Capital Management	0	0	0	414	0	414
Adjusted net revenues	6,811	10,153	3,983	1,351	(197)	22,101
Provision for credit losses	231	588	268	0	9	1,096
Adjusted provision for credit losses	231	588	268	0	9	1,096
Total operating expenses	4,797	7,655	2,476	1,112	1,786	17,826
Restructuring expenses	(41)	(48)	(42)	(18)	(8)	(157)
Major litigation provisions	(34)	(24)	0	0	(930)	(988)
Expenses related to real estate disposals	(5)	(40)	(4)	(2)	0	(51)
Adjusted total operating expenses	4,717	7,543	2,430	1,092	848	16,630
Income/(loss) before taxes	2,053	1,910	1,468	28	(1,992)	3,467
Adjusted income/(loss) before taxes	1,863	2,022	1,285	259	(1,054)	4,375
Adjusted economic profit	652	(363)	154	133	–	(691)
Adjusted return on tangible equity (%)	–	–	–	–	–	8.1

Other information
Strategic Review
On October 27, 2022, Credit Suisse announced a series of decisive actions following a strategic review conducted by the Board of Directors and Executive Board, focused on a restructuring of the Investment Bank, an accelerated cost transformation, and strengthened and reallocated capital. The transformation is intended to be funded through divestments, exits, capital actions and existing resources. As the Group implements these actions, restructuring costs, including from asset impairments and liability valuations, are expected to arise in connection with business activities the Group plans to exit or transfer and their related infrastructure.
> Refer to “Strategy” in I – Information on the company for further information and “Risk factors” in I – Information on the company for further information on risks that may arise in relation to these matters.
Capital increase
On November 23, 2022, the Group held an Extraordinary General Meeting, at which shareholders approved two capital increases. The Group completed the first capital increase on November 25, 2022 by way of a share placement of 462,041,884 newly issued shares to qualified investors resulting in gross proceeds of CHF 1.76 billion. The Group completed the second capital increase by way of a rights offering on December 9, 2022. By the end of the rights exercise period, 98.2% of the rights had been exercised for the issuance of 872,989,594 new shares. The remaining 16,378,864 newly issued shares for which rights were not exercised were sold in the market. The rights offering resulted in gross proceeds for the Group of CHF 2.25 billion. The capital increases resulted in 1,351,410,342 newly issued shares and gross proceeds for the Group of CHF 4.0 billion. Credit Suisse Group AG made capital contributions of CHF 3.89 billion to its wholly owned subsidiary Credit Suisse AG.
Liquidity issues in the fourth quarter of 2022
As previously disclosed, during early fourth quarter of 2022, Credit Suisse began experiencing significantly higher withdrawals of cash deposits as well as non-renewal of maturing time deposits. However, as the quarter progressed, these outflows stabilized to much lower levels but had not yet reversed by year-end, and customer deposits declined by CHF 138 billion in the fourth quarter of 2022. As is normal practice, we also limited our access to the capital markets in the period immediately preceding the strategy announcements we made on October 27, 2022. While these outflows led us to partially utilize liquidity buffers at the Group and legal entity level, and we fell below certain legal entity-level regulatory requirements, the core requirements of the liquidity coverage ratio (LCR) and the net stable funding ratio (NSFR) at the Group level were maintained at all times. The Group’s three-month average daily LCR was 144% as of the end of the fourth quarter of 2022, improved from lower levels earlier in the quarter.
Remediation plans were prepared, initiated and implemented to mitigate these outflows, including accessing the public and private markets. We issued over USD 5 billion through three bond sales in November and December 2022, which saw strong investor demand, and an additional CHF 4 billion through our capital increases. Other steps also include certain asset disposals, including the announced sale of a significant portion of SPG and other related financing businesses. We would note that the execution of these actions and other deleveraging measures, including, but not limited to, in the non-core businesses, is also expected to strengthen liquidity ratios and, over time, reduce the funding requirements of the Group. As is common for banks, we also continue to have access to central bank funding sources if required.
These circumstances have exacerbated the risks we described under “Liquidity risk” in I – Information on the company – Risk factors.
Outflows in assets under management in the fourth quarter of 2022
As previously disclosed, Credit Suisse began experiencing deposit and net asset outflows in early fourth quarter of 2022 at levels that substantially exceeded the rates incurred in the third quarter of 2022. At the Group level, net asset outflows in the fourth quarter of 2022 were approximately 8% of assets under management as of the end of the third quarter of 2022, with approximately two-thirds of these net asset outflows in the quarter concentrated in October 2022. In Wealth Management, these outflows in the fourth quarter of 2022 had reduced substantially in the rest of the quarter from the elevated levels of early fourth quarter of 2022, but had not reversed, and represented approximately 15% of assets under management reported as of the end of the third quarter of 2022. In the Swiss Bank, these outflows in fourth quarter of 2022 broadly stabilized after the elevated levels of early fourth quarter of 2022, and represented approximately 2% of assets under management reported as of the end of the third quarter of 2022. In Asset Management, these outflows in the fourth quarter of 2022 represented 3% of assets under management reported as of the end of the third quarter of 2022.
Credit ratings downgrades
During 2022, several rating agencies downgraded our credit ratings for Credit Suisse Group AG and Credit Suisse AG.
> Refer to “Liquidity risk” in I – Information on the company – Risk factors for further information on risks that may arise in relation to these matters.
> Refer to “Credit ratings” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Liquidity and funding management – Funding management for further information relating to credit ratings
Public tender offers for debt securities
On October 7, 2022, the Group announced offers by Credit Suisse International to repurchase certain senior debt securities for cash up to approximately CHF 3 billion. The offers entailed a cash tender offer in relation to eight euro or pound sterling denominated senior debt securities for an aggregate consideration of up to EUR 1 billion and a separate cash tender offer in relation to twelve US dollar denominated senior debt securities for an aggregate consideration of up to USD 2 billion. Both offers were subject to various conditions as set out in the respective tender offer memoranda. The offers expired on November 3, 2022 and November 18, 2022, respectively, subject to the terms and conditions set out in the offer documents.
Allfunds Group
In the fourth quarter of 2022, the Group sold its entire participation in Allfunds Group plc (Allfunds Group), which represented approximately 8.6% of the share capital of Allfunds Group, through an accelerated bookbuild offering to institutional investors. Following the completion of this transaction, the Group no longer holds any shares in Allfunds Group.
Goodwill
The review of the Group’s five-year financial plan to reflect the announced strategy on October 27, 2022 was finalized in the fourth quarter of 2022. The Group concluded that the estimated fair value for all of the reporting units with goodwill exceeded their related carrying values and no further impairment was necessary as of December 31, 2022.
The fair values of the Asset Management and Wealth Management reporting units both exceeded their related carrying values by less than 10%. During the fourth quarter of 2022, Credit Suisse experienced a significant level of deposit and assets under management outflows. The goodwill allocated to these reporting units became more sensitive to an impairment due to these outflows and subdued client activity. There is a significant risk of a future goodwill impairment for these reporting units if their future performance do not achieve the financial projections contained within the five-year financial plan.
As a result of the announced strategy and organizational changes, the Private Fund Group business in the Asset Management reporting unit was transferred to the Investment Bank reporting unit effective January 1, 2023, resulting in an initial transfer of approximately CHF 30 million of goodwill between the reporting units. The Group expects a full impairment in the first quarter of 2023 of the goodwill transferred to the Investment Bank.
As a result of the previously announced acquisition of The Klein Group LLC that is expected to close in the first half of 2023, the Investment Bank will initially recognize a goodwill balance of approximately CHF 60 million, which it expects to fully impair upon the closing of the acquisition.
Russia’s invasion of Ukraine
In response to Russia’s invasion of Ukraine, many countries across the world imposed severe sanctions against Russia’s financial system and on Russian government officials and business leaders, and these sanctions have been expanded several times. The Group continues to assess the impact of the sanctions already imposed, and potential future escalations, on its exposures and client relationships. As of December 31, 2022, the Group had a net credit exposure to Russia, after specific allowances and provisions for credit losses and valuation adjustments, of CHF 249 million, primarily related to corporates, individuals and the sovereign. The net credit exposure decreased from CHF 848 million as of December 31, 2021. In addition, Russian subsidiaries had a net asset value of approximately CHF 214 million as of December 31, 2022. The Group has further reduced Russia related exposures in the fourth quarter of 2022 as the market and counterparty situation evolved, and remaining exposures continue to be subject to ongoing monitoring and management. The Group notes that these developments may continue to affect its financial performance, including credit loss estimates and potential asset impairments.
> Refer to “Assets under Management” for further information.
Dividend proposal
Our Board of Directors proposes to the shareholders at the Annual General Meeting on April 4, 2023 a cash distribution of CHF 0.05 per share for the financial year 2022.
Supply chain finance funds
As previously reported, in early March 2021, the boards of the SCFF managed by certain Group subsidiaries decided to suspend redemptions and subscriptions of those funds to protect the interests of the funds’ investors, to terminate the SCFF and to proceed to their liquidation. Those decisions were based on concerns that a substantial part of the funds’ assets was subject to considerable valuation uncertainty. Credit Suisse Asset Management (Schweiz) AG (CSAM) acts as the portfolio manager of the SCFF. The assets held by the SCFF, largely consisting of notes backed by existing and future receivables, were originated and structured by Greensill Capital (UK) Limited or one of its affiliates (Greensill Capital).
The last published net asset value (NAV) of the SCFF in late February 2021 was approximately USD 10 billion in the aggregate. As of February 7, 2023, together with the cash already distributed to investors and cash remaining in the funds, total cash collected in the SCFF amounts to approximately USD 7.4 billion including the cash position in the funds at the time of suspension. Redemption payments totaling approximately USD 6.8 billion have been made to their investors. The portfolio manager continues to work to liquidate the remaining assets of the SCFF, including by engaging directly with potentially delinquent obligors and other creditors, and to file insurance claims, as appropriate. However, there remains considerable uncertainty regarding the valuation of a significant part of the remaining assets. It therefore can be assumed that the investors of the SCFF will suffer a loss. CSAM intends to take all necessary steps to collect outstanding amounts from debtors and insurers, but can give no assurance as to the final amount that may be recovered for the SCFF under such notes. The amount of loss of the investors therefore is currently unknown.
Based on currently available information, losses for the investors can be expected to occur predominantly in positions that, prior to March 31, 2021, had a NAV of approximately USD 2.3 billion in the aggregate. These positions relate primarily to three groups of companies: “GFG Alliance”, Katerra and Bluestone. CSAM continues to invest substantial efforts to maximize and expedite recovery in these positions, including pursuing consensual restructuring in addition to filing insurance claims and seeking legal enforcement of the funds’ claims where appropriate. 18 insurance claims have been filed to date.
In October 2021, CSAM reached an agreement with “GFG Alliance” for the repayment in full of the portion of the “GFG Alliance” exposure relating to its Australian operations. Under the terms of this agreement, an upfront payment of AUD 129 million was made and further payments on the remaining principal of AUD 240 million, including interest, are expected through mid-2023. Overall, together with the monthly payments from November 2021 until January 2023, the total cash returned (including principal repayments and interests) is approximately AUD 329 million.
In March 2022, in connection with the 2022 AGM, Credit Suisse received a proposal from Ethos Foundation and other shareholders requesting information and that a special audit be conducted in connection with the SCFF and “Suisse Secrets” matters. The Board of Directors responded to the request for information with answers on both matters, which were made publicly available on the Credit Suisse website. On April 29, 2022, at the AGM, the shareholders of Credit Suisse Group AG rejected the proposal for a special audit.
In June 2022, CSAM reached an agreement with Bluestone Resources (Bluestone) and its shareholders for the payment of cash to noteholders, including the SCFF. This agreement includes, among other things: a two-year standstill period, during which no party may take, commence or initiate any action to exercise or enforce any claim in this context against any other party; recurring payments from Bluestone as well as recurring payments from its owners, Bluestone CEO James C. Justice III’s family, of up to USD 320 million to all noteholders; and the sharing by noteholders and the Justice family in the proceeds from any sale of the Bluestone entities, in which noteholders would receive the remaining portion of the USD 320 million not yet paid, plus 50% of the sale proceeds, on an agreed upon basis.
For the Liechtenstein-domiciled Credit Suisse Supply Chain Finance Investment Grade Fund, the final payment of liquidation proceeds totaling approximately USD 31.3 million was made with value date November 11, 2022. This brought the total amount returned to investors to approximately USD 667 million, which amounts to over 99% of the fund’s net asset value at the time of its suspension.
For the Credit Suisse Nova (Lux) Supply Chain Finance Investment Grade Fund, the final payment of liquidation proceeds totaling approximately USD 8.1 million was made with value date February 6, 2023. This brought the total amount returned to investors to approximately USD 258 million, which amounts to over 99% of the fund’s net asset value at the time of its suspension.
A number of regulatory and other inquiries, investigations, enforcement and other actions have been initiated or are being considered in respect of this matter. Furthermore, civil actions have been filed by fund investors and other parties against Credit Suisse and certain officers and directors in various jurisdictions. Certain investors and other private parties have also filed criminal complaints against Credit Suisse and other parties in connection with this matter. As this matter develops, we may become subject to additional litigation and regulatory inquiries, investigations and actions.
On February 28, 2023, FINMA announced the conclusion of its enforcement proceedings against Credit Suisse in connection with the SCFF matter. In its order, FINMA reported that Credit Suisse had seriously breached applicable Swiss supervisory laws in this context with regard to risk management and appropriate operational structures. We would note that, over the last two years, Credit Suisse has significantly strengthened its overall risk management and controls across the Group, including in Asset Management. While FINMA recognized that Credit Suisse has already taken extensive organizational measures based on its own investigation into the SCFF matter, particularly to strengthen its governance and control processes, and FINMA is supportive of these measures, the regulator has ordered certain additional remedial measures. These include a requirement that the most important (approximately 500) business relationships must be reviewed periodically and holistically at the Executive Board level, in particular for counterparty risks, and that Credit Suisse must set up a document defining the responsibilities of approximately 600 of its highest-ranking managers. FINMA will appoint an audit officer to assess compliance with these supervisory measures. Separate from the enforcement proceeding regarding Credit Suisse, FINMA has opened four enforcement proceedings against former managers of Credit Suisse.
> Refer to “Note 40 - Litigation” in VI – Consolidated financial statements – Credit Suisse Group for a description of the regulatory and legal developments relating to this matter
We continue to analyze this matter, including with the assistance of external counsel and other experts. The Board of Directors initiated an externally led investigation of this matter, supervised by a special committee of the Board of Directors. The related report was completed, the findings were made available to the Board of Directors and the report was shared with FINMA. Given the reputational impact of the SCFF matter on us, actions have been taken against a number of employees where the Board of Directors deemed it was appropriate. In light of the ongoing recovery process and the legal complexities of the matter, there is no intention by the Board of Directors to publish the report. An internal project has been set up to further enhance governance as well as to strengthen risk management processes. The Group continues to assess the potential for recovery on behalf of the investors in the funds, and further analyze new, pending or threatened proceedings. As previously reported, the resolution of the matter, the timing of which is difficult to predict, could cause the Group to incur material losses.

Redemptions and subscriptions of certain other funds managed by CSAM that invested in part in the SCFFs were also suspended in early March 2021. The illiquid part of these funds’ assets was subsequently separated into a separate share class to allow for subscriptions and redemptions of the original share classes, reflecting the liquid part of the funds’ assets, to resume as of April 7, 2021. The separate share class reflecting the illiquid assets is in the process of being liquidated, and shareholders receive pro rata payments of the redemption proceeds.
Group subsidiaries also had collateralized bridge lending and other direct and indirect exposures to Greensill Capital, including exposures relating to certain fund-linked products. With respect to the collateralized bridge loan of USD 140 million, in the fourth quarter of 2022, a settlement agreement was reached, resulting in full recovery of the outstanding principal and accrued interest.
As a consequence of the SCFF matter, in 2021, previously granted compensation awards were recovered from certain individuals through malus and clawback, primarily in Asset Management.
Beginning in the fourth quarter of 2021, we introduced a fee waiver program for clients impacted by this matter wherein certain commissions and fees arising from current and future business transactions may be reimbursed on a quarterly basis, provided certain conditions are met. We incurred negative revenues of CHF 88 million in 2022 relating to this fee waiver program, primarily in Wealth Management.
> Refer to “Risk factors” in I – Information on the company for further information on risks that may arise in relation to these matters
Replacement of interbank offered rates
Following significant international and regulatory pressure to replace certain interbank offered rate (IBOR) benchmarks with alternative reference rates (ARRs), the major structural change in global financial markets is now nearing completion.
Credit Suisse’s legacy non-USD LIBOR portfolio has been successfully transitioned to alternative reference rates with minimal reliance on synthetic LIBOR.
With respect to USD LIBOR settings, the Secured Overnight Financing Rate (SOFR), the alternative reference rate recommended by the Alternative Reference Rates Committee (ARRC), has already gained a significant foothold in the markets. With regulatory pressure to move new trading activity away from LIBOR, except in certain limited circumstances, SOFR has become the dominant market rate even ahead of the official cessation date for USD LIBOR.
While Credit Suisse has a significant level of liabilities and assets linked to USD LIBOR, the significant majority of the Group’s legacy LIBOR portfolio has a reduced level of transition risk due to the presence of robust fallback provisions. The majority of the portfolio is made up of derivative contracts where most counterparts have already adhered to the ISDA 2020 IBOR Fallbacks Protocol or to the June 2022 Benchmark Module to the ISDA 2021 Fallbacks Protocol, which eliminate contractual uncertainty around the discontinuation of USD LIBOR.
Under the leadership of members of the Executive Board and our business and functional leaders across the entire Group, the IBOR Transition Program remains fully engaged to facilitate the transition away from USD LIBOR by mid-2023. With respect to the remaining USD LIBOR settings, work remains focused on the five key areas identified in 2019:
■ Operational readiness and resiliency: at the end of 2022 the Bank is operationally ready to support SOFR products in markets in which it is active. Given the significant number of USD transactions that are expected to rely on fallback provisions, operational planning is complete with tests and rehearsals under way for the transition.
■ Legal contract assessment and repapering: for the small residual portfolio without robust fallback provisions contract assessment is complete with resources in place to accommodate contract renegotiations when our clients are ready to engage.
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
■ Risk management and mitigation: to manage transition risk, the Group implemented a group-wide policy to limit new LIBOR-referencing business and control the wind-down of legacy exposures in advance of the expected cessation (now June 30, 2023). Accordingly, divisional plans were developed to ensure timely compliance with the policy and limits therein. Certain milestones were put in place and are monitored to ensure the transition is progressed in a timely fashion. Modelling and other risk management systems have been revised to accommodate the transition and were successfully tested and implemented as necessary. Pricing models have been reviewed and updated where needed. While most of the remaining legacy LIBOR portfolio has reduced transition risk, we are continuing our client outreach efforts to actively transition or de-risk the residual portfolio and to keep our clients informed during the last phase of the transition.
■ Strategic Transition Planning and Communication: aligned with regulatory guidance on the transition, Credit Suisse’s businesses have developed and ratified their own transition plans. As practices and conventions converge across the markets, we believe that these plans position us to be prepared and to optimally service our clients during and after the transition. Over forty thousand of our employees have been trained on LIBOR transitions and we continue to inform our clients about the progress of the transition.
> Refer to “Risk factors” in I – Information on the company for further information on risks that may arise in relation to these matters.

Subsidiary guarantee information
The Group and the Bank have issued full, unconditional and several guarantees of Credit Suisse (USA), Inc.’s outstanding SEC-registered debt securities, which as of December 31, 2022 consisted of a single outstanding issuance with a balance of USD 742 million maturing in July 2032. Credit Suisse (USA), Inc. is an indirect, wholly owned subsidiary of the Group, and the guarantees have been in place since March 2007. In accordance with the guarantees, if Credit Suisse (USA), Inc. fails to make a timely payment under the agreements governing such debt securities, the holders of the debt securities may demand payment from either the Group or the Bank, without first proceeding against Credit Suisse (USA), Inc., but to date there has been no occasion where holders of the debt securities have demanded payment under the guarantees. The guarantee from the Group is subordinated to senior liabilities, and the guarantees from the Group and the Bank are structurally subordinated to liabilities of any of the subsidiaries of the Group or the Bank that do not guarantee the debt securities.
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
Performance measures
Credit Suisse measures firm-wide returns against total shareholders’ equity and tangible shareholders’ equity, a non-GAAP financial measure also known as tangible book value. Tangible shareholders’ equity is calculated by deducting goodwill and other intangible assets from total shareholders’ equity as presented in our balance sheet. In addition, Credit Suisse also measures the efficiency of the firm and its divisions with regard to the usage of regulatory capital. Regulatory capital is calculated as the average of 13.5% of RWA and 4.25% of leverage exposure and return on regulatory capital, a non-GAAP financial measure, is calculated using income/(loss) after tax and assumes a tax rate of 30% for periods prior to 2020 and 25% from 2020 onward. For the Investment Bank, return on regulatory capital is based on US dollar denominated numbers. Return on regulatory capital excluding certain items included in our reported results is calculated using results excluding such items, applying the same methodology. Adjusted return on regulatory capital excluding certain items included in our reported results is calculated using results excluding such items, applying the same methodology.
The Group’s economic profit is a non-GAAP financial measure, calculated using income/(loss) before tax applying a 25% tax rate less a capital charge. The capital charge is calculated based on the sum of (i) a cost of capital applied to the average regulatory capital of each of the four divisions; and (ii) a 10% cost of capital applied to the residual of the Group’s average tangible equity less the sum of the regulatory capital of the four divisions. The applied cost of capital for the divisions is 8% for Wealth Management, the Swiss Bank and Asset Management and 12% for the Investment Bank. Adjusted economic profit excluding certain items included in our reported results is calculated using results excluding such items, applying the same methodology.
Management believes that these metrics are meaningful as they are measures used and relied upon by industry analysts and investors to assess valuations and capital adequacy.
Compensation and benefits
Compensation and benefits include fixed components, such as salaries, benefits and the amortization of share-based and other deferred compensation from prior-year awards, and a discretionary variable component. The variable component reflects the performance-based variable compensation for the current year. The portion of the performance-based compensation for the current year deferred through share-based and other awards is expensed in future periods and is subject to vesting and other conditions.
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
In addition, the Group holds financial instruments for which no prices are available and which have significant unobservable inputs (level 3). For these instruments, the determination of fair value requires subjective assessment and judgment depending on liquidity, pricing assumptions, the current economic and competitive environment and the risks affecting the specific instrument. In such circumstances, valuation is determined based on management’s own judgments about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). These instruments include certain OTC derivatives, including interest rate, foreign exchange, equity and credit derivatives, certain corporate equity-linked securities, mortgage-related securities, private equity investments, certain loans and credit products, including leveraged finance, certain syndicated loans and certain high yield bonds.
Models were used to value financial instruments for which no prices are available and which have significant unobservable inputs (level 3). Models are developed internally and are reviewed by functions independent of the front office to ensure they are appropriate for current market conditions. The models require subjective assessment and varying degrees of judgment depending on liquidity, concentration, pricing assumptions and risks affecting the specific instrument. The models consider observable and unobservable parameters in calculating the value of these products, including certain indices relating to these products. Consideration of these indices is more significant in periods of lower market activity.
As of the end of 2022, 25% and 22% of our total assets and total liabilities, respectively, were measured at fair value.
The majority of our level 3 assets are recorded in our investment banking businesses. Total assets at fair value recorded as level 3 instruments decreased CHF 1.3 billion to CHF 9.3 billion as of the end of 2022, primarily reflecting net realized and unrealized losses, mainly in trading assets and other investments, and net settlements, mainly in loans, loans held-for-sale and trading assets.
As of the end of 2022, our level 3 assets comprised 2% of total assets and 7% of total assets measured at fair value, compared to 1% and 5%, respectively, as of the end of 2021.
We believe that the range of any valuation uncertainty, in the aggregate, would not be material to our financial condition; however, it may be material to our operating results for any particular period, depending, in part, upon the operating results for such period.

Group and Bank differences
The business of the Bank is substantially the same as the business of Credit Suisse Group, and substantially all of the Bank’s operations in 2022 were conducted through the Wealth Management, Investment Bank, Swiss Bank and Asset Management segments. Certain Corporate Center activities of the Group, such as hedging activities relating to share-based compensation awards, are not applicable to the Bank. Certain other assets, liabilities and results of operations, primarily relating to Credit Suisse Services AG, our Swiss service company, with branches in the UK, Singapore and India, and its subsidiary in Poland, are managed as part of the activities of the Group’s segments. However, they are legally owned by the Group and are not part of the Bank’s consolidated financial statements.
Comparison of consolidated statements of operations
	Group			Bank
in	2022	2021	2020	2022	2021	2020
Statements of operations (CHF million)
Net revenues	14,921	22,696	22,389	15,213	23,042	22,503
Provision for credit losses	16	4,205	1,096	15	4,209	1,092
Total operating expenses	18,163	19,091	17,826	18,529	18,924	18,200
Income/(loss) before taxes	(3,258)	(600)	3,467	(3,331)	(91)	3,211
Income tax expense	4,048	1,026	801	3,973	938	697
Net income/(loss)	(7,306)	(1,626)	2,666	(7,304)	(1,029)	2,514
Net income/(loss) attributable to noncontrolling interests	(13)	24	(3)	(31)	(100)	3
Net income/(loss) attributable to shareholders	(7,293)	(1,650)	2,669	(7,273)	(929)	2,511
Comparison of consolidated balance sheets
	Group		Bank
end of	2022	2021	2022	2021
Balance sheet statistics (CHF million)
Total assets	531,358	755,833	530,039	759,214
Total liabilities	486,027	711,603	481,563	711,127
Capitalization and indebtedness
	Group		Bank
end of	2022	2021	2022	2021
Capitalization and indebtedness (CHF million)
Due to banks	11,905	18,965	11,905	18,960
Customer deposits	233,235	392,819	234,554	393,841
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	20,280	35,274	20,371	35,368
Long-term debt	157,235	166,896	150,661	160,695
Other liabilities	63,372	97,649	64,072	102,263
Total liabilities	486,027	711,603	481,563	711,127
Total equity	45,331	44,230	48,476	48,087
Total capitalization and indebtedness	531,358	755,833	530,039	759,214
Dividends from the Bank to the Group
for the financial year	2022		2021	2020	2019	2018
Dividends (CHF million)
Dividends	200	[1]	570	11	10	10
1
The Bank’s total share capital is fully paid and consisted of 4,399,680,200 registered shares as of December 31, 2022. Dividends are determined in accordance with Swiss law and the Bank's articles of incorporation. Proposal of the Board of Directors to the annual general meeting of the Bank.

BIS capital metrics
	Group			Bank
end of	2022	2021		2022	2021
Capital and risk-weighted assets (CHF million)
CET1 capital	35,290	38,529		40,987	44,185
Tier 1 capital	50,026	54,373		54,843	59,110
Total eligible capital	50,026	54,852	[1]	54,843	59,589	[2]
Risk-weighted assets	250,540	267,787		249,536	266,934
Capital ratios (%)
CET1 ratio	14.1	14.4		16.4	16.6
Tier 1 ratio	20.0	20.3		22.0	22.1
Total capital ratio	20.0	20.5	[1]	22.0	22.3	[2]
1
Amounts are shown on a look-through basis. Certain tier 2 instruments and their related tier 2 amortization compenents were subject to phase-out and are no longer eligible as of January 1, 2022. As of 2021, total eligible capital was CHF 55,074 million, including CHF 222 million of such instruments and the total capital ratio was 20.6%.

2
Amounts are shown on a look-through basis. Certain tier 2 instruments and their related tier 2 amortization compenents were subject to phase-out through January 1, 2022. As of 2021, total eligible capital was CHF 59,811 million, including CHF 222 million of such instruments and the total capital ratio was 22.4%.

Wealth Management
In 2022, we reported a loss before taxes of CHF 631 million and net revenues of CHF 4,952 million compared to income before taxes of CHF 2,307 million and net revenues of CHF 7,031 million in 2021.
Results summary
2022 results
In 2022, we reported a loss before taxes of CHF 631 million compared to income before taxes of CHF 2,307 million in 2021. Net revenues of CHF 4,952 million decreased 30% compared to 2021, mainly driven by lower other revenues, lower transaction- and performance-based revenues and lower recurring commissions and fees. Other revenues in 2022 included losses on the equity investment in Allfunds Group of CHF 586 million and a loss on the equity investment in SIX Swiss Exchange (SIX) of CHF 17 million, partially offset by gains on the sale of real estate of CHF 142 million. Other revenues in 2021 included gains on the equity investment in Allfunds Group of CHF 622 million, an insurance claim refund of CHF 49 million relating to a major litigation case pertaining to the settled external asset manager matter and a gain on the sale of real estate of CHF 19 million, partially offset by a loss on the equity investment in SIX of CHF 35 million and a loss on the sale of businesses of CHF 24 million. In 2022, we recorded a provision for credit losses of CHF 9 million on a net loan portfolio of CHF 78.0 billion, compared to a provision for credit losses of CHF 0 million on a net loan portfolio of CHF 103.0 billion in 2021. Total operating expenses of CHF 5,574 million increased 18% compared to 2021, primarily driven by higher general and administrative expenses, including higher litigation expenses and an impairment of IT-related assets, and restructuring expenses of CHF 109 million in 2022.
Divisional results
	in / end of			% change
	2022	2021	2020	22 / 21	21 / 20
Statements of operations (CHF million)
Net revenues	4,952	7,031	7,081	(30)	(1)
Provision for credit losses	9	0	231	–	(100)
Compensation and benefits	2,848	2,766	2,976	3	(7)
General and administrative expenses	2,301	1,571	1,426	46	10
Commission expenses	316	368	354	(14)	4
Restructuring expenses	109	19	41	474	–
Total other operating expenses	2,726	1,958	1,821	39	8
Total operating expenses	5,574	4,724	4,797	18	(2)
Income/(loss) before taxes	(631)	2,307	2,053	–	12
Economic profit (CHF million)	(1,186)	969	795	–	22
Statement of operations metrics
Return on regulatory capital (%)	(5.4)	18.4	16.6	–	–
Cost/income ratio (%)	112.6	67.2	67.7	–	–
Number of relationship managers
Number of relationship managers	1,790	1,890	1,870	(5)	1

Divisional results (continued)
	in / end of			% change
	2022	2021	2020	22 / 21	21 / 20
Net revenue detail (CHF million)
Net interest income	2,103	2,110	2,358	–	(11)
Recurring commissions and fees	1,570	1,813	1,671	(13)	8
Transaction- and performance-based revenues	1,744	2,481	2,779	(30)	(11)
Other revenues	(465)	627	273	–	130
Net revenues	4,952	7,031	7,081	(30)	(1)
Balance sheet statistics (CHF million)
Total assets	150,411	201,326	203,626	(25)	(1)
Net loans	77,968	102,993	104,636	(24)	(2)
Risk-weighted assets	54,549	59,974	63,176	(9)	(5)
Leverage exposure	179,378	233,228	227,880	(23)	2
Margins on assets under management (bp)
Gross margin [1]	75	94	104	–	–
Net margin [2]	(10)	31	30	–	–
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
2021 results
In 2021, income before taxes of CHF 2,307 million increased 12% compared to 2020. Net revenues of CHF 7,031 million were stable compared to 2020, as lower transaction-based revenues and lower net interest income were offset by higher other revenues and higher recurring commissions and fees. Other revenues in 2021 of CHF 627 million included gains on the equity investment in Allfunds Group of CHF 622 million, an insurance claim refund of CHF 49 million relating to a major litigation case pertaining to a settled external asset manager matter and a gain on the sale of real estate of CHF 19 million, partially offset by a loss on the equity investment in SIX of CHF 35 million and a loss on the sale of businesses of CHF 24 million. Other revenues of CHF 273 million in 2020 included a gain of CHF 127 million on the equity investment in Allfunds Group, a gain on the equity investment in SIX of CHF 79 million and a gain of CHF 65 million related to the completed transfer of the InvestLab fund platform. Provision for credit losses was CHF 0 million on a net loan portfolio of CHF 103.0 billion, compared to a provision for credit losses of CHF 231 million on a net loan portfolio of CHF 104.6 billion in 2020. Total operating expenses of CHF 4,724 million decreased 2% compared to 2020, mainly driven by lower compensation and benefits and lower restructuring costs, partially offset by higher general and administrative expenses.
Capital and leverage metrics
As of the end of 2022, we reported risk-weighted assets of CHF 54.5 billion, a decrease of CHF 5.4 billion compared to the end of 2021, mainly due to movements in risk levels in credit risk, driven by a decrease in lending exposures and a decrease in equity exposures related to the sale of our investment in Allfunds Group. Leverage exposure of CHF 179.4 billion was CHF 53.9 billion lower compared to the end of 2021, mainly driven by a decrease in high-quality liquid assets (HQLA), reflecting a decrease in cash held at central banks as a result of deposit outflows the Group experienced in the fourth quarter of 2022, and lower business usage.

Reconciliation of adjustment items
	Wealth Management
in	2022		2021	2020
Adjusted results (CHF million)
Net revenues	4,952		7,031	7,081
Real estate (gains)/losses	(147)	[1]	(19)	1
(Gains)/losses on business sales	4		24	0
Major litigation recovery	0		(49)	0
(Gain)/loss related to InvestLab transfer	0		0	(65)
(Gain)/loss on equity investment in Allfunds Group	586		(622)	(127)
(Gain)/loss on equity investment in SIX Group AG	17		35	(79)
Adjusted net revenues	5,412		6,400	6,811
Provision for credit losses	9		0	231
Total operating expenses	5,574		4,724	4,797
Restructuring expenses	(109)		(19)	(41)
Major litigation provisions	(306)		(62)	(34)
Expenses related to real estate disposals	(3)		(7)	(5)
Expenses related to business sales	0		0	0
Expenses related to equity investment in Allfunds Group	(2)		(20)	0
Adjusted total operating expenses	5,154		4,616	4,717
Income/(loss) before taxes	(631)		2,307	2,053
Adjusted income before taxes	249		1,784	1,863
Adjusted economic profit	(526)		578	652
Adjusted return on regulatory capital (%)	2.1		14.2	15.1
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjustment items" in Credit Suisse for further information.
1 Of which CHF 142 million was reflected in other revenues and CHF 5 million was reflected in transaction- and performance-based revenues.
2022 results details
In 2022, we reported a loss before taxes of CHF 631 million compared to income before taxes of CHF 2,307 in 2021, primarily reflecting lower net revenues and higher operating expenses.
Net revenues
Compared to 2021, net revenues of CHF 4,952 million decreased 30%, driven by lower other revenues, lower transaction- and performance-based revenues and lower recurring commissions and fees, while net interest income was stable. Other revenues in 2022 included losses on the equity investment in Allfunds Group of CHF 586 million and a loss on the equity investment in SIX of CHF 17 million, partially offset by gains on the sale of real estate of CHF 142 million. Other revenues in 2021 included gains on the equity investment in Allfunds Group of CHF 622 million, an insurance claim refund of CHF 49 million relating to a major litigation case pertaining to the settled external asset manager matter and a gain on the sale of real estate of CHF 19 million, partially offset by a loss on the equity investment in SIX of CHF 35 million and a loss on the sale of businesses of CHF 24 million. Transaction- and performance-based revenues of CHF 1,744 million decreased 30%, mainly reflecting lower brokerage and product issuing fees, lower revenues from Global Trading Solutions (GTS) and lower corporate advisory fees. Transaction-based revenues in 2022 included mark-to-market losses of CHF 121 million on the fair valued portfolio related to APAC Financing Group. Recurring commissions and fees of CHF 1,570 million decreased 13%, reflecting lower revenues across all categories and the impact of the lower average assets under management. Net interest income of CHF 2,103 million was stable, mainly reflecting higher deposit margins despite lower average deposit volumes, offset by stable loan margins on lower average loan volumes, higher funding costs, higher costs related to interest rate management and lower funding benefits. These results reflected the impact of higher interest rates in 2022 and the significant deposit outflows in the fourth quarter of 2022.
Provision for credit losses
The loan portfolio is comprised of lombard lending, mortgages, ship finance, export finance, aviation and yacht finance and structured lending.
In 2022, we recorded a provision for credit losses of CHF 9 million compared to CHF 0 million in 2021.

Total operating expenses
Compared to 2021, total operating expenses of CHF 5,574 million increased 18%, driven by higher general and administrative expenses, restructuring expenses of CHF 109 million in 2022 and higher compensation and benefits, partially offset by lower commission expenses. General and administrative expenses of CHF 2,301 million increased 46%, primarily reflecting higher litigation expenses, higher IT expenses, driven mainly by impairments of IT-related assets of CHF 183 million following a review of the Wealth Management technology and platform strategy in 2022, and higher allocated corporate functions costs. Compensation and benefits of CHF 2,848 million increased 3%, mainly reflecting higher allocated corporate functions costs, higher salary expenses and higher deferred compensation expenses from prior-year awards, partially offset by lower discretionary compensation expenses.
Margins
Our gross margin was 75 basis points in 2022, 19 basis points lower compared to 2021, driven by lower other revenues, lower transaction- and performance-based revenues and lower recurring commissions and fees, partially offset an 11.3% decrease in average assets under management.
> Refer to “Assets under management” for further information.
Our net margin was negative 10 basis points in 2022, 41 basis points lower compared to 2021, mainly reflecting lower net revenues and higher operating expenses.
2021 results details
Income before taxes of CHF 2,307 million increased 12% compared to 2020, primarily reflecting lower provision for credit losses and lower operating expenses, while net revenues were stable.
Net revenues
Compared to 2020, net revenues of CHF 7,031 million were stable as lower transaction-based revenues and lower net interest income were offset by higher other revenues and higher recurring commissions and fees. Transaction- and performance-based revenues of CHF 2,481 million decreased 11%, mainly reflecting lower revenues from GTS and lower client activity. Transaction-based revenues in 2021 included mark-to-market losses of CHF 18 million on the fair valued portfolio related to APAC Financing Group. Net interest income of CHF 2,110 million decreased 11%, mainly driven by lower deposit margins on higher average deposit volumes and lower loan margins on higher average loan volumes. Other revenues in 2021 of CHF 627 million included gains on the equity investment in Allfunds Group of CHF 622 million, an insurance claim refund of CHF 49 million relating to a major litigation case pertaining to the settled external asset manager matter and a gain on the sale of real estate of CHF 19 million, partially offset by a loss on the equity investment in SIX of CHF 35 million and a loss on the sale of businesses of CHF 24 million. Other revenues of CHF 273 million in 2020 included a gain of CHF 127 million on the equity investment in Allfunds Group, a gain on the equity investment in SIX of CHF 79 million and a gain of CHF 65 million related to the completed transfer of the InvestLab fund platform. Recurring commissions and fees of CHF 1,813 million increased 8%, mainly driven by higher investment product management fees, higher security account and custody services fees, higher discretionary mandate management fees and higher investment advisory fees and reflected the higher average assets under management.
Provision for credit losses
In 2021, we recorded provision for credit losses of CHF 0 million compared to CHF 231 million in 2020.
Total operating expenses
Compared to 2020, total operating expenses of CHF 4,724 million decreased 2%, mainly driven by lower compensation and benefits, largely offset by higher general and administrative expenses. Compensation and benefits of CHF 2,766 million decreased 7%, mainly reflecting lower discretionary compensation and lower allocated corporate function costs. General and administrative expenses of CHF 1,571 million increased 10%, primarily reflecting higher allocated corporate function costs and higher professional services, partially offset by lower expenses related to IT.
Assets under management
As of the end of 2022, assets under management of CHF 540.5 billion were CHF 202.1 billion lower compared to the end of 2021, mainly driven by significant net asset outflows, unfavorable market movements and structural effects, including reclassifications of CHF 17.6 billion related to the sanctions imposed in connection with Russia’s invasion of Ukraine. Net asset outflows of CHF 95.7 billion were driven by outflows across all regions and reflected the significant outflows in the fourth quarter of 2022.
> Refer to “Outflows in assets under management in the fourth quarter of 2022” in Credit Suisse – Other information for further information.
As of the end of 2021, assets under management of CHF 742.6 billion were CHF 35.7 billion higher compared to the end of 2020, driven by favorable market movements, net new assets and favorable foreign exchange-related movements, partially offset by structural effects. Net new assets of CHF 10.5 billion mainly reflected inflows from coverage areas Latin America, External Asset Managers and Europe.

Assets under management
	in / end of			% change
	2022	2021	2020	22 / 21	21 / 20
Assets under management (CHF billion)
Assets under management	540.5	742.6	706.9	(27.2)	5.1
Average assets under management	664.5	749.2	682.3	(11.3)	9.8
Assets under management by currency (CHF billion)
USD	257.4	366.6	338.9	(29.8)	8.2
EUR	106.7	143.1	145.7	(25.4)	(1.8)
CHF	62.2	78.6	68.3	(20.9)	15.1
Other	114.2	154.3	154.0	(26.0)	0.2
Assets under management	540.5	742.6	706.9	(27.2)	5.1
Movements in assets under management (CHF billion)
Net new assets/(net asset outflows)	(95.7)	10.5	16.8	–	–
Other effects	(106.4)	25.2	(29.5)	–	–
of which market movements	(80.7)	30.0	24.0	–	–
of which foreign exchange	0.5	6.7	(50.0)	–	–
of which other	(26.2)	(11.5)	(3.5)	–	–
Increase/(decrease) in assets under management	(202.1)	35.7	(12.7)	–	–
Movements in assets under management (%)
Net new assets/(net asset outflows)	(12.9)	1.5	2.3	–	–
Other effects	(14.3)	3.6	(4.1)	–	–
Increase/(decrease) in assets under management	(27.2)	5.1	(1.8)	–	–

Investment Bank
In 2022, we reported a loss before taxes of CHF 3,116 million, compared to a loss of CHF 3,473 million in 2021. Net revenues of CHF 4,607 million decreased 54% compared to 2021, reflecting declines across most businesses due to continued volatile market conditions and the impact of accelerated deleveraging in light of our strategic actions and in response to the Group’s significant deposit outflows in the fourth quarter of 2022.
Results summary
2022 results
In 2022, we reported a loss before taxes of CHF 3,116 million compared to a loss of CHF 3,473 million in 2021. Net revenues of CHF 4,607 million decreased 54% compared to 2021, primarily driven by significantly lower capital markets and fixed income and equity sales and trading revenues. Market conditions, particularly in capital markets, were characterized by geopolitical and macroeconomic uncertainty resulting in higher levels of volatility for equity and interest rates, widened credit spreads and high levels of inflation. In addition, results reflected the impact of accelerated deleveraging in light of our strategic actions and in response to the Group’s significant deposit outflows in the fourth quarter of 2022.
Divisional results
	in / end of			% change
	2022	2021	2020	22 / 21	21 / 20
Statements of operations (CHF million)
Net revenues	4,607	9,908	10,153	(54)	(2)
Provision for credit losses	(84)	4,209	588	–	–
Compensation and benefits	3,835	3,892	4,386	(1)	(11)
General and administrative expenses	3,145	3,017	2,605	4	16
Commission expenses	477	569	616	(16)	(8)
Goodwill impairment	23	1,623	0	(99)	–
Restructuring expenses	327	71	48	361	48
Total other operating expenses	3,972	5,280	3,269	(25)	62
Total operating expenses	7,807	9,172	7,655	(15)	20
Income/(loss) before taxes	(3,116)	(3,473)	1,910	(10)	–
Economic profit (CHF million)	(3,810)	(4,347)	(448)	(12)	–
Statement of operations metrics
Return on regulatory capital (%)	(18.9)	(17.6)	9.2	–	–
Cost/income ratio (%)	169.5	92.6	75.4	–	–
Balance sheet statistics (CHF million)
Total assets	146,846	274,112	333,393	(46)	(18)
Net loans	27,324	26,291	24,054	4	9
Risk-weighted assets	74,160	84,313	92,890	(12)	(9)
Risk-weighted assets (USD)	80,179	92,193	105,476	(13)	(13)
Leverage exposure	211,601	347,774	387,098	(39)	(10)
Leverage exposure (USD)	228,776	380,278	439,547	(40)	(13)

Divisional results (continued)
	in			% change
	2022	2021	2020	22 / 21	21 / 20
Net revenue detail (CHF million)
Fixed income sales and trading	1,968	3,525	4,187	(44)	(16)
Equity sales and trading	1,091	1,792	2,261	(39)	(21)
Capital markets	756	3,589	2,964	(79)	21
Advisory and other fees	781	1,014	744	(23)	36
Other revenues [1]	11	(12)	(3)	–	300
Net revenues	4,607	9,908	10,153	(54)	(2)
1 Other revenues include treasury funding costs and changes in the carrying value of certain investments.
Fixed income sales and trading revenues decreased 44% compared to 2021, reflecting reduced revenues in securitized products, global credit products and emerging markets, partially offset by higher macro revenues. Equity sales and trading revenues decreased 39%, driven by lower equity derivatives revenues compared to a strong 2021 and lower cash trading volumes, particularly in Asia Pacific and EMEA, partially offset by higher prime services revenues, as 2021 included a loss related to Archegos. Capital markets revenues decreased 79% compared to a strong 2021, reflecting lower issuance activity across products due to challenging market conditions and high levels of volatility. Advisory and other fees decreased 23%, reflecting lower revenues from completed mergers and acquisitions (M&A) transactions. In 2022, we recorded a release of provision for credit losses of CHF 84 million compared to provision for credit losses of CHF 4,209 million in 2021, which was driven by a charge of CHF 4,307 million in respect of the failure by Archegos to meet its margin commitments. Total operating expenses of CHF 7,807 million decreased 15% compared to 2021, which included a goodwill impairment charge of CHF 1,623 million. Adjusted total operating expenses were stable compared to 2021.
2021 results
In 2021, we reported a loss before taxes of CHF 3,473 million, driven by a loss of CHF 4,803 million in respect of the failure by Archegos to meet its margin commitments and the goodwill impairment charge of CHF 1,623 million. Adjusted income before taxes of CHF 3,217 million increased significantly compared to CHF 2,022 million in 2020. Net revenues of CHF 9,908 million decreased 2% compared to a strong prior year, reflecting lower sales and trading revenues, including a loss of CHF 470 million related to Archegos, partially offset by higher capital markets and advisory activity. Excluding Archegos, net revenues were stable. The year was characterized by constructive market conditions for many of our businesses, including higher underwriting issuance activity, driven by normalized levels of volatility, tightening of spreads and continued low interest rates. Fixed income sales and trading revenues decreased 16% compared to a strong prior year, which benefited from more favorable market conditions, reflecting reduced trading activity in macro, global credit products and emerging markets, partially offset by significantly higher securitized products revenues.
Equity sales and trading revenues decreased 21%, mainly reflecting the loss related to Archegos in prime services. Excluding this loss, revenues decreased 5% compared to a strong 2020, in light of our strategy to resize the prime services franchise, partially offset by significantly higher equity derivatives revenues. Capital markets revenues increased 21%, reflecting strong client activity across equity and debt capital markets, driven by increased issuance activity. Advisory and other fees increased 36%, reflecting higher revenues from completed M&A transactions. Provision for credit losses was CHF 4,209 million in 2021 compared to CHF 588 million in 2020. The provision for credit losses in 2021 was driven by a charge of CHF 4,307 million related to Archegos. Total operating expenses of CHF 9,172 million increased 20%, mainly due to the goodwill impairment charge of CHF 1,623 million. Adjusted total operating expenses decreased 4% compared to 2020. In 2021, we incurred restructuring expenses of CHF 71 million.
Capital and leverage metrics
As of the end of 2022, risk-weighted assets of USD 80.2 billion decreased USD 12.0 billion compared to the end of 2021, mainly in credit risk, driven by business reductions primarily related to our strategic actions, including the impact of the substantially completed exit of the prime services franchise, and deleveraging resulting from the significant deposit outflows the Group experienced in the fourth quarter of 2022. As of the end of 2022, leverage exposure of USD 228.8 billion decreased USD 151.5 billion compared to the end of 2021, due to lower HQLA reflecting reductions in cash held at central banks and reductions in non-cash HQLA relating to the significant deposit outflows, mainly in the fourth quarter of 2022, and business reductions, including prime services.

Reconciliation of adjustment items
	Investment Bank
in	2022	2021	2020
Adjusted results (CHF million)
Net revenues	4,607	9,908	10,153
Real estate (gains)/losses	(53)	0	0
Archegos	(17)	470	0
Adjusted net revenues	4,537	10,378	10,153
Provision for credit losses	(84)	4,209	588
Archegos	155	(4,307)	0
Adjusted provision for credit losses	71	(98)	588
Total operating expenses	7,807	9,172	7,655
Goodwill impairment	(23)	(1,623)	0
Restructuring expenses	(327)	(71)	(48)
Major litigation provisions	(232)	(149)	(24)
Expenses related to real estate disposals	(20)	(44)	(40)
Archegos	(40)	(26)	0
Adjusted total operating expenses	7,165	7,259	7,543
Income/(loss) before taxes	(3,116)	(3,473)	1,910
Adjusted income/(loss) before taxes	(2,699)	3,217	2,022
Adjusted economic profit	(3,497)	670	(363)
Adjusted return on regulatory capital (%)	(16.4)	16.9	9.8
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjustment items" in Credit Suisse for further information.
2022 results details
Fixed income sales and trading
Fixed income sales and trading revenues of CHF 1,968 million decreased 44% compared to 2021, reflecting reduced revenues in securitized products, global credit products and emerging markets, partially offset by higher macro revenues. Securitized products revenues declined compared to a strong prior year and reflected lower revenues across products as we reduced inventory and announced the sale of a significant portion of the overall portfolio. Global credit products revenues decreased significantly, reflecting lower investment grade and leveraged finance trading revenues as we reduced inventory in light of our strategic actions, partially offset by increased financing revenues. In addition, emerging markets revenues decreased, driven by lower trading and financing revenues across regions. These declines were partially offset by increased macro revenues, reflecting significantly higher revenues in our rates business.
Equity sales and trading
Equity sales and trading revenues of CHF 1,091 million decreased 39% compared to 2021, reflecting lower equity derivatives and cash equities results. Equity derivatives revenues declined, reflecting lower structured and corporate equity derivatives trading activity due to reduced client activity and also as a result of the Group’s credit rating downgrades. In addition, cash equities revenues decreased due to lower secondary trading revenues, particularly in Asia Pacific and the US. This was partially offset by higher prime services revenues compared to a loss of CHF 470 million related to Archegos in prime services in 2021.
Capital markets
Capital markets revenues of CHF 756 million decreased 79% compared to a strong 2021, reflecting lower issuance activity across debt and equity capital markets. Debt capital markets revenues decreased significantly, primarily reflecting reduced street-wide leveraged finance issuance activity. Equity capital markets revenues decreased significantly, driven by lower initial public offerings (IPO) and follow-on issuance activity.
Advisory and other fees
Revenues from advisory and other fees of CHF 781 million decreased 23% compared to 2021, driven by lower revenues from completed M&A transactions.
Provision for credit losses
The Investment Bank recorded a release of provision for credit losses of CHF 84 million in 2022 compared to provision for credit losses of CHF 4,209 million in 2021, which included a charge of CHF 4,307 million related to Archegos. The release of provision for credit losses in 2022 included a release of CHF 155 million pertaining to an assessment of the future recoverability of receivables related to Archegos.
Total operating expenses
Total operating expenses of CHF 7,807 million decreased 15% compared to 2021, mainly due to the goodwill impairment charge in 2021. Adjusted total operating expenses were stable compared to 2021. Compensation and benefits of CHF 3,835 million decreased slightly, due to decreased discretionary compensation expenses and deferred compensation expenses from prior year awards, including a downward adjustment on outstanding performance share awards reflecting the full year divisional loss and forfeitures relating to staff departures, partially offset by increased salary expenses. General and administrative expenses of CHF 3,145 million increased 4%, primarily due to increased litigation expenses, allocated corporate functions costs and professional services fees. In 2022, we incurred restructuring expenses of CHF 327 million.
2021 results details
Fixed income sales and trading
Fixed income sales and trading revenues of CHF 3,525 million decreased 16% compared to 2020, which benefited from more favorable market conditions, reflecting reduced trading activity in macro, global credit products and emerging markets, partially offset by higher securitized products revenues. Macro products revenues decreased significantly, driven by lower revenues in our rates and foreign exchange businesses due to significantly reduced volumes and volatility. In addition, global credit products revenues decreased, mainly reflecting lower investment grade and leverage finance trading activity compared to a strong prior year, which benefited from significantly higher trading volumes and client activity. In addition, emerging markets revenues decreased, driven by reduced structured credit, trading and financing activity across regions. These decreases were partially offset by higher securitized products revenues compared to a strong prior year, reflecting higher non-agency trading activity and increased asset finance revenues, partially offset by lower agency trading activity.
Equity sales and trading
Equity sales and trading revenues of CHF 1,792 million decreased 21% compared to 2020, mainly reflecting the loss of CHF 470 million related to Archegos in prime services. Excluding this loss, revenues were stable compared to a strong 2020, in light of our strategy to resize the prime services franchise, partially offset by significantly higher equity derivatives revenues. Prime services revenues significantly decreased, primarily due to the loss related to Archegos and reduced capital usage as we significantly de-risked and resized the business. Cash equities revenues decreased, reflecting lower trading activity in the US, partially offset by higher trading activity in Asia Pacific, driven by increased client activity. These declines were partially offset by significantly higher equity derivatives revenues, reflecting increased structured trading activity.
Capital markets
Capital markets revenues of CHF 3,589 million increased 21% compared to 2020, reflecting strong client activity across equity and debt capital markets, driven by increased issuance activity. Equity capital markets revenues increased, driven by higher IPO and follow-on issuance activity. Debt capital markets revenues increased, reflecting significantly higher leveraged finance issuance activity.
Advisory and other fees
Revenues from advisory and other fees of CHF 1,014 million increased 36% compared to 2020, driven by higher revenues from completed M&A transactions.
Provision for credit losses
The Investment Bank recorded provision for credit losses of CHF 4,209 million in 2021 compared to CHF 588 million in 2020. The provision for credit losses in 2021 was driven by a charge of CHF 4,307 million related to Archegos.
Total operating expenses
Total operating expenses of CHF 9,172 million increased 20% compared to 2020, mainly due to the goodwill impairment charge. Adjusted total operating expenses decreased 4% compared to 2020. Compensation and benefits of CHF 3,892 million decreased 11%, primarily due to decreased discretionary compensation expenses and deferred compensation expenses from prior year awards, including a downward adjustment on outstanding performance share awards reflecting the full year divisional loss and malus and clawbacks of previously granted compensation awards, primarily in connection with Archegos. General and administrative expenses of CHF 3,017 million increased 16%, primarily due to increased litigation provisions, allocated corporate functions costs and professional services fees. In 2021, we incurred costs related to Archegos of CHF 26 million and restructuring expenses of CHF 71 million.
Investment banking & capital markets fees
In order to reflect the performance and capabilities of the capital markets and advisory business and for enhanced comparability versus peers, the table below shows advisory, debt capital markets and equity capital markets fees in US dollar terms. Fees are defined as gross revenues generated from advisory and capital markets activity as well as derivatives in connection with such activity, before allocated funding costs, and exclude mark-to-market movements in debt underwriting, including leveraged finance.
	in			% change
	2022	2021	2020	22 / 21	21 / 20
Investment banking & capital markets fees (USD million)
Advisory	849	1,168	815	(27)	43
Debt capital markets [1]	851	1,979	1,687	(57)	17
Equity capital markets	379	1,921	1,547	(80)	24
Investment banking & capital markets fees	2,079	5,068	4,049	(59)	25
1 Excludes mark-to-market movements of USD (417) million in 2022, USD 34 million in 2021 and USD (53) million in 2020.

Swiss Bank
In 2022, we reported income before taxes of CHF 1,545 million and net revenues of CHF 4,093 million. Income before taxes decreased 19% compared to 2021, mainly reflecting lower net revenues and higher provision for credit losses.
Results summary
2022 results
In 2022, income before taxes of CHF 1,545 million decreased 19% compared to 2021. Net revenues of CHF 4,093 million decreased 5% compared to 2021, mainly due to lower net interest income, lower transaction-based revenues and lower other revenues. Other revenues in 2022 included gains on the sale of real estate of CHF 148 million, partially offset by a loss on the equity investment in SIX of CHF 17 million. Other revenues in 2021 included gains on the sale of real estate of CHF 213 million, partially offset by a loss on the equity investment in SIX of CHF 35 million. Provision for credit losses was CHF 90 million in 2022 on a net loan portfolio of CHF 157.9 billion, compared to CHF 4 million provision for credit losses on a net loan portfolio of CHF 161.2 billion in 2021. Total operating expenses of CHF 2,458 million increased 3%, mainly reflecting higher general and administrative expenses with stable compensation and benefits.
2021 results
In 2021, income before taxes of CHF 1,918 million increased 31% compared to 2020. Net revenues of CHF 4,316 million increased 2% compared to 2020, mainly reflecting higher recurring commissions and fees as well as higher transaction-based revenues, partially offset by lower other revenues. Other revenues in 2021 included the gains on the sale of real estate, partially offset by the loss on the equity investment in SIX. Other revenues in 2020 included a gain on the equity investment in Pfandbriefbank of CHF 134 million, a gain on the equity investment in SIX of CHF 79 million and gains on the sale of real estate of CHF 16 million. Provision for credit losses was CHF 4 million in 2021 on a net loan portfolio of CHF 161.2 billion, compared to CHF 268 million provision for credit losses on a net loan portfolio of CHF 161.8 billion in 2020. Provision for credit losses in 2021 included a release of non-specific provisions for expected credit losses of CHF 67 million. Total operating expenses of CHF 2,394 million decreased 3%, reflecting lower compensation and benefits as well as lower restructuring expenses, partially offset by higher general and administrative expenses.
Capital and leverage metrics
As of the end of 2022, we reported risk-weighted assets of CHF 69.1 billion, stable compared to the end of 2021, mainly reflecting movements in risk levels in credit risk, primarily related to advanced credit valuation adjustment, offset by internal model and parameter updates in credit risk, mainly reflecting regulatory buffers relating to commodity trade finance. Leverage exposure of CHF 220.0 billion was CHF 27.5 billion lower compared to the end of 2021, mainly driven by lower HQLA, reflecting a decrease in cash held at central banks as a result of deposit outflows the Group experienced in the fourth quarter of 2022, and lower business usage.
Divisional results
	in / end of			% change
	2022	2021	2020	22 / 21	21 / 20
Statements of operations (CHF million)
Net revenues	4,093	4,316	4,212	(5)	2
Provision for credit losses	90	4	268	–	(99)
Compensation and benefits	1,455	1,438	1,561	1	(8)
General and administrative expenses	861	821	748	5	10
Commission expenses	121	124	125	(2)	(1)
Restructuring expenses	21	11	42	91	(74)
Total other operating expenses	1,003	956	915	5	4
Total operating expenses	2,458	2,394	2,476	3	(3)
Income before taxes	1,545	1,918	1,468	(19)	31
Economic profit (CHF million)	367	629	290	(42)	117
Statement of operations metrics
Return on regulatory capital (%)	11.8	14.2	10.9	–	–
Cost/income ratio (%)	60.1	55.5	58.8	–	–

Divisional results (continued)
	in / end of			% change
	2022	2021	2020	22 / 21	21 / 20
Net revenue detail (CHF million)
Net interest income	2,219	2,345	2,336	(5)	0
Recurring commissions and fees	1,293	1,302	1,190	(1)	9
Transaction-based revenues	508	561	512	(9)	10
Other revenues	73	108	174	(32)	(38)
Net revenues	4,093	4,316	4,212	(5)	2
Balance sheet statistics (CHF million)
Total assets	197,059	221,478	225,385	(11)	(2)
Net loans	157,906	161,229	161,793	(2)	0
Risk-weighted assets	69,090	68,764	70,577	0	(3)
Leverage exposure	220,026	247,509	248,523	(11)	0
Margins on assets under management (bp)
Gross margin [1]	73	74	81	–	–
Net margin [2]	28	33	28	–	–
Number of relationship managers
Number of relationship managers	1,670	1,630	1,690	2	(4)
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
2 Income before taxes divided by average assets under management.
Reconciliation of adjustment items
	Swiss Bank
in	2022	2021	2020
Results (CHF million)
Net revenues	4,093	4,316	4,212
Real estate (gains)/losses	(148)	(213)	(16)
(Gain)/loss on equity investment in SIX Group AG	17	35	(79)
(Gain)/loss on equity investment in Pfandbriefbank	(6)	0	(134)
Adjusted net revenues	3,956	4,138	3,983
Provision for credit losses	90	4	268
Total operating expenses	2,458	2,394	2,476
Restructuring expenses	(21)	(11)	(42)
Expenses related to real estate disposals	0	(4)	(4)
Adjusted total operating expenses	2,437	2,379	2,430
Income before taxes	1,545	1,918	1,468
Adjusted income before taxes	1,429	1,755	1,285
Adjusted economic profit	280	506	154
Adjusted return on regulatory capital (%)	10.9	13.0	9.5
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjustment items" in Credit Suisse for further information.

2022 results details
Income before taxes of CHF 1,545 million decreased 19% compared to 2021, mainly reflecting lower net revenues and higher provision for credit losses.
Net revenues
In 2022, net revenues of CHF 4,093 million decreased 5%, mainly due to lower net interest income, lower transaction-based revenues and lower other revenues. Net interest income of CHF 2,219 million decreased 5%, primarily driven by lower treasury revenues, mainly reflecting lower SNB threshold benefits from the SNB increase of interest rates, and lower loan margins on stable average loan volumes, partially offset by higher deposit margins on lower average deposit volumes. Transaction-based revenues of CHF 508 million decreased 9%, primarily driven by lower brokerage and product issuing fees as well as losses on equity investments in 2022, partially offset by higher fees from foreign exchange client business. 2021 included valuation gains on derivatives in connection with the transition from IBOR to alternative reference rates as well as a gain on the sale of an equity investment. Other revenues in 2022 included gains on the sale of real estate of CHF 148 million, partially offset by a loss on the equity investment in SIX of CHF 17 million. Other revenues in 2021 included gains on the sale of real estate of CHF 213 million, partially offset by a loss on the equity investment in SIX of CHF 35 million. Recurring commissions and fees of CHF 1,293 million were stable, with lower investment product management fees, lower security account and custody services fees as well as lower investment advisory fees, offset by higher fees from lending activities as well as higher revenues from our investment in Swisscard.
Provision for credit losses
The loan portfolio is substantially comprised of residential mortgages in Switzerland, loans secured by real estate, securities and other financial collateral as well as unsecured loans to commercial clients and, to a lesser extent, consumer finance loans.
In 2022, we recorded provision for credit losses of CHF 90 million compared to CHF 4 million in 2021. The provisions in 2022 included specific provisions reflecting several individual cases across various industries and specific provisions related to our consumer finance business.
Total operating expenses
Compared to 2021, total operating expenses of CHF 2,458 million increased 3%, mainly reflecting higher general and administrative expenses with stable compensation and benefits. General and administrative expenses of CHF 861 million increased 5%, primarily reflecting higher allocated Group-wide risk, compliance and technology costs, higher occupancy expenses as well as higher advertising and marketing expenses, partially offset by lower professional services fees. Compensation and benefits of CHF 1,455 million were stable, with higher deferred compensation expenses from prior-year awards and higher pension expenses, offset by lower discretionary compensation expenses and lower social security expenses.
Margins
Our gross margin was 73 basis points in 2022, one basis point lower compared to 2021, mainly reflecting lower net interest income, lower transaction-based revenues and lower other revenues, partially offset by a 3.8% decrease in average assets under management.
> Refer to “Assets under management” for further information.
Our net margin was 28 basis points in 2022, five basis points lower compared to 2021, reflecting lower net revenues, higher provision for credit losses and higher total operating expenses, partially offset by the lower average assets under management.
2021 results details
Income before taxes of CHF 1,918 million increased 31% compared to 2020, driven by lower provision for credit losses, higher net revenues and lower total operating expenses.
Net revenues
In 2021, net revenues of CHF 4,316 million increased 2%, mainly reflecting higher recurring commissions and fees as well as higher transaction-based revenues, partially offset by lower other revenues. Recurring commissions and fees of CHF 1,302 million increased 9%, primarily reflecting higher discretionary mandate management fees, higher security account and custody services fees, increased investment product management fees as well as higher revenues from our investment in Swisscard. Transaction-based revenues of CHF 561 million increased 10%, primarily driven by higher fees from foreign exchange client business, valuation gains on derivatives in connection with the transition from IBOR to alternative reference rates and a gain on the sale of an equity investment. Net interest income of CHF 2,345 million was stable, with lower loan margins on higher average loan volumes and higher treasury revenues, partially offset by lower deposit margins on higher average deposit volumes. Other revenues in 2021 included the gains on the sale of real estate of CHF 213 million, partially offset by the loss on the equity investment in SIX of CHF 35 million. Other revenues in 2020 included the gain on the equity investment in Pfandbriefbank of CHF 134 million, the gain on the equity investment in SIX of CHF 79 million and the gains on the sale of real estate of CHF 16 million.
Provision for credit losses
In 2021, we recorded provision for credit losses of CHF 4 million compared to CHF 268 million in 2020. Provision for credit losses in 2021 included specific provisions reflecting several individual cases across various industries and specific provisions related to our consumer finance business, largely offset by a release of non-specific provisions for expected credit losses of CHF 67 million.

Total operating expenses
Compared to 2020, total operating expenses of CHF 2,394 million decreased 3%, reflecting lower compensation and benefits as well as lower restructuring expenses, partially offset by higher general and administrative expenses. Compensation and benefits of CHF 1,438 million decreased 8%, primarily driven by lower discretionary compensation expenses and lower allocated corporate function costs. General and administrative expenses of CHF 821 million increased 10%, primarily reflecting higher allocated corporate function costs as well as higher advertising and marketing expenses.
Assets under management
As of the end of 2022, assets under management of CHF 525.8 billion were CHF 72.1 billion lower compared to the end of 2021, mainly driven by unfavorable market movements and net asset outflows. Net asset outflows of CHF 5.4 billion reflected outflows in our private clients business, partially offset by inflows in our institutional clients business.
> Refer to “Outflows in assets under management in the fourth quarter of 2022” in Credit Suisse – Other information for further information.
As of the end of 2021, assets under management of CHF 597.9 billion were CHF 46.9 billion higher compared to the end of 2020, mainly due to favorable market movements and net new assets. Net new assets of CHF 5.9 billion reflected inflows across all client segments.
Assets under management
	in / end of			% change
	2022	2021	2020	22 / 21	21 / 20
Assets under management (CHF billion)
Assets under management	525.8	597.9	551.0	(12.1)	8.5
Average assets under management	558.6	580.7	520.8	(3.8)	11.5
Assets under management by currency (CHF billion)
USD	53.5	62.0	59.5	(13.7)	4.2
EUR	22.0	27.0	23.8	(18.5)	13.4
CHF	443.1	499.9	454.9	(11.4)	9.9
Other	7.2	9.0	12.8	(20.0)	(29.7)
Assets under management	525.8	597.9	551.0	(12.1)	8.5
Movements in assets under management (CHF billion)
Net new assets/(net asset outflows)	(5.4)	5.9	16.3	–	–
Other effects	(66.7)	41.0	10.3	–	–
of which market movements	(67.3)	39.3	17.7	–	–
of which foreign exchange	(0.6)	1.0	(5.8)	–	–
of which other	1.2	0.7	(1.6)	–	–
Increase/(decrease) in assets under management	(72.1)	46.9	26.6	–	–
Movements in assets under management (%)
Net new assets/(net asset outflows)	(0.9)	1.1	3.1	–	–
Other effects	(11.2)	7.4	2.0	–	–
Increase/(decrease) in assets under management	(12.1)	8.5	5.1	–	–

Asset Management
In 2022, we reported income before taxes of CHF 146 million and net revenues of CHF 1,294 million. Income before taxes decreased 60% compared to 2021, driven by lower net revenues.
Results summary
2022 results
In 2022, income before taxes of CHF 146 million decreased 60% compared to 2021, reflecting lower net revenues. Net revenues of CHF 1,294 million decreased 14% compared to 2021, driven by lower performance, transaction and placement revenues and declining management fees, reflecting lower average assets under management and increased investor bias towards passive products, partially offset by higher investment and partnership income. In 2021, investment and partnership income included an impairment of CHF 113 million related to our non-controlling interest in York Capital Management (York). Total operating expenses of CHF 1,146 million were stable compared to 2021, with higher restructuring expenses and increased general and administrative expenses offset by reduced commission expenses and lower compensation and benefits.
2021 results
In 2021, we reported income before taxes of CHF 362 million, which increased significantly compared to 2020, mainly due to higher net revenues. Net revenues of CHF 1,508 million increased 32% compared to 2020, driven by higher investment and partnership income, increased performance, transaction and placement revenues and growth in management fees, reflecting higher average assets under management. Investment and partnership income in 2021 included the impairment of CHF 113 million related to York, while 2020 included an impairment of CHF 414 million related to York, partially offset by a gain of CHF 203 million related to the completed transfer of the InvestLab fund platform. Total operating expenses of CHF 1,146 million increased 3% compared to 2020, mainly due to higher general and administrative expenses and commission expenses, partially offset by lower compensation and benefits and restructuring expenses incurred in 2020.
Capital and leverage metrics
As of the end of 2022, RWA of CHF 8.3 billion were stable compared to the end of 2021. Leverage exposure of CHF 2.5 billion decreased CHF 0.2 billion compared to the end of 2021.
Divisional results
	in / end of			% change
	2022	2021	2020	22 / 21	21 / 20
Statements of operations (CHF million)
Net revenues	1,294	1,508	1,140	(14)	32
Provision for credit losses	2	0	0	–	–
Compensation and benefits	596	603	639	(1)	(6)
General and administrative expenses	436	426	369	2	15
Commission expenses	98	114	86	(14)	33
Restructuring expenses	16	3	18	433	–
Total other operating expenses	550	543	473	1	15
Total operating expenses	1,146	1,146	1,112	0	3
Income before taxes	146	362	28	(60)	–
Economic profit (CHF million)	60	215	(40)	(72)	–
Statement of operations metrics
Return on regulatory capital (%)	17.5	39.2	2.8	–	–
Cost/income ratio (%)	88.6	76.0	97.5	–	–

Divisional results (continued)
	in / end of			% change
	2022	2021	2020	22 / 21	21 / 20
Net revenue detail (CHF million)
Management fees	1,011	1,137	1,052	(11)	8
Performance, transaction and placement revenues	114	340	219	(66)	55
Investment and partnership income	169	31	(131)	445	–
Net revenues	1,294	1,508	1,140	(14)	32
of which recurring commissions and fees	1,012	1,139	1,057	(11)	8
of which transaction- and performance-based revenues	280	470	377	(40)	25
of which other revenues	2	(101)	(294)	–	(66)
Balance sheet statistics (CHF million)
Total assets	3,373	3,603	3,912	(6)	(8)
Risk-weighted assets	8,333	8,446	9,651	(1)	(12)
Leverage exposure	2,499	2,737	3,199	(9)	(14)
Management fees include fees on assets under management and asset administration revenues. Performance revenues relate to the performance or return of the funds being managed and includes investment-related gains and losses from proprietary funds. Transaction fees relate to the acquisition and disposal of investments in the funds being managed. Placement revenues arise from our third-party private equity fundraising activities and secondary private equity market advisory services. Investment and partnership income includes equity participation income from seed capital returns and from minority investments in third-party asset managers, income from strategic partnerships and distribution agreements and other revenues.

Reconciliation of adjustment items
	Asset Management
in	2022	2021	2020
Adjusted results (CHF million)
Net revenues	1,294	1,508	1,140
Real estate (gains)/losses	(2)	0	0
(Gain)/loss related to InvestLab transfer	0	0	(203)
Impairment on York Capital Management	10	113	414
Adjusted net revenues	1,302	1,621	1,351
Provision for credit losses	2	0	0
Total operating expenses	1,146	1,146	1,112
Restructuring expenses	(16)	(3)	(18)
Expenses related to real estate disposals	(1)	(1)	(2)
Adjusted total operating expenses	1,129	1,142	1,092
Income before taxes	146	362	28
Adjusted income before taxes	171	479	259
Adjusted economic profit	78	304	133
Adjusted return on regulatory capital (%)	20.5	52.0	25.5
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjustment items" in Credit Suisse for further information.

2022 results details
In 2022, we reported income before taxes of CHF 146 million compared to income before taxes of CHF 362 million in 2021. The decrease reflected lower net revenues.
Net revenues
Compared to 2021, net revenues of CHF 1,294 million decreased 14%, driven by lower performance, transaction and placement revenues and declining management fees, partially offset by higher investment and partnership income. Performance, transaction and placement revenues of CHF 114 million decreased 66%, primarily due to investment related losses relative to gains in the previous year, lower placement fees and decreasing performance fees. Management fees of CHF 1,011 million decreased 11%, mainly reflecting lower average assets under management and increased investor bias towards passive products. Investment and partnership income of CHF 169 million increased significantly, mainly due to the impairment of CHF 113 million related to York in 2021.
Total operating expenses
Total operating expenses of CHF 1,146 million were stable compared to 2021, with higher restructuring expenses and increased general and administrative expenses, offset by reduced commission expenses and lower compensation and benefits. General and administrative expenses of CHF 436 million increased 2%, mainly reflecting increased allocated corporate function costs partially offset by lower professional services fees, including those relating to the wind-down and administration of our supply chain finance funds. Compensation and benefits of CHF 596 million were stable, primarily driven by lower salary expenses and discretionary compensation expenses offset by higher deferred compensation from prior year awards. 2022 included restructuring expenses of CHF 16 million.
2021 results details
In 2021, we reported income before taxes of CHF 362 million compared to CHF 28 million in 2020. The increase mainly reflected higher net revenues.
Net revenues
Compared to 2020, net revenues of CHF 1,508 million increased 32%. Investment and partnership income of CHF 31 million increased significantly, mainly due to the reduced York impairment. Investment and partnership income in 2021 included the impairment of CHF 113 million to the valuation of our non-controlling interest in York, while 2020 included the impairment of CHF 414 million related to York, partially offset by a gain of CHF 203 million related to the completed transfer of the InvestLab fund platform. Management fees of CHF 1,137 million increased 8%, mainly reflecting higher average assets under management. Performance, transaction and placement revenues of CHF 340 million increased 55%, related to gains on seed money investments in 2021 compared to losses in 2020 and higher placement fees.
Total operating expenses
Total operating expenses of CHF 1,146 million increased 3% compared to 2020, mainly due to higher general and administrative and commission expenses, partially offset by lower compensation and benefits and higher restructuring expenses incurred in 2020. General and administrative expenses of CHF 426 million increased 15%, mainly reflecting increased professional services fees, including those relating to the wind-down and administration of our supply chain finance funds. Compensation and benefits of CHF 603 million decreased 6%, primarily driven by lower discretionary compensation expenses. 2020 included restructuring expenses of CHF 18 million.
Assets under management
As of the end of 2022, assets under management of CHF 402.4 billion were CHF 74.4 billion lower compared to the end of 2021, mainly reflecting unfavorable market movements and net asset outflows. Net asset outflows of CHF 22.6 billion were driven by outflows from traditional investments, primarily related to outflows in fixed income and equities, and from alternative investments, primarily related to outflows in credit, partially offset by inflows from investments and partnerships, primarily related to an emerging markets joint venture.
> Refer to “Outflows in assets under management in the fourth quarter of 2022” in Credit Suisse – Other information for further information.
As of the end of 2021, assets under management of CHF 476.8 billion were CHF 36.5 billion higher compared to the end of 2020, driven by favorable market movements and net new assets of CHF 14.6 billion, partially offset by structural effects of CHF 10.5 billion, mainly related to the wind-down of our supply chain finance funds. Net new assets were mainly driven by inflows from investments and partnerships, primarily related to an emerging markets joint venture, and traditional investments, primarily related to index solutions.

Assets under management
	in / end of				% change
	2022	2021		2020	22 / 21	21 / 20
Assets under management (CHF billion)
Traditional investments	244.4	306.6		285.8	(20.3)	7.3
Alternative investments	110.2	116.3		109.5	(5.2)	6.2
Investments and partnerships	47.8	53.9		45.0	(11.3)	19.8
Assets under management	402.4	476.8		440.3	(15.6)	8.3
Average assets under management	440.2	463.9		428.7	(5.1)	8.2
Assets under management by currency (CHF billion)
USD	94.8	120.8		120.8	(21.5)	–
EUR	41.4	57.4		57.5	(27.9)	(0.2)
CHF	212.0	238.7		213.5	(11.2)	11.8
Other	54.2	59.9		48.5	(9.5)	23.5
Assets under management	402.4	476.8		440.3	(15.6)	8.3
Movements in assets under management (CHF billion)
Net new assets/(net asset outflows) [1]	(22.6)	14.6		15.5	–	–
Other effects	(51.8)	21.9		(13.1)	–	–
of which market movements	(45.8)	28.0		18.4	–	–
of which foreign exchange	(4.1)	4.4		(14.2)	–	–
of which other	(1.9)	(10.5)	[2]	(17.3)	–	–
Increase/(decrease) in assets under management	(74.4)	36.5		2.4	–	–
Movements in assets under management (%)
Net new assets/(net asset outflows)	(4.7)	3.3		3.5	–	–
Other effects	(10.9)	5.0		(3.0)	–	–
Increase/(decrease) in assets under management	(15.6)	8.3		0.5	–	–
1 Includes outflows for private equity assets reflecting realizations at cost and unfunded commitments on which a fee is no longer earned.
2 Included CHF 7.9 billion relating to the exit of our supply chain finance funds business.

Corporate Center
In 2022, we reported a loss before taxes of CHF 1,202 million compared to a loss of CHF 1,714 million in 2021.
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
Treasury results include the impact of volatility in the valuations of certain central funding transactions such as structured notes issuances and swap transactions. Treasury results also include additional interest charges from transfer pricing to align funding costs to assets held in the Corporate Center and legacy funding costs. The Asset Resolution Unit is separately presented within our Corporate Center disclosures, including related asset funding costs. Certain activities not linked to the underlying portfolio, such as legacy funding costs, legacy litigation expenses, a specific client compliance function and noncontrolling interests without significant economic interest are recorded in the Corporate Center and are not reflected in the Asset Resolution Unit. Other revenues primarily include required elimination adjustments associated with trading in own shares, treasury commissions charged to divisions, the cost of certain hedging transactions executed in connection with the Group’s RWA and valuation hedging impacts from long-dated legacy deferred compensation and retirement programs mainly relating to former employees.
Compensation and benefits include fair value adjustments on certain deferred compensation plans not allocated to the segments and fair value adjustments on certain other long-dated legacy deferred compensation and retirement programs mainly relating to former employees.
Results summary
2022 results
In 2022, we reported a loss before taxes of CHF 1,202 million compared to a loss of CHF 1,714 million in 2021. We reported negative net revenues of CHF 25 million in 2022, primarily driven by negative treasury results. Total operating expenses of CHF 1,178 million decreased 29% compared to 2021, mainly reflecting lower general and administrative expenses and lower compensation and benefits. General and administrative expenses included litigation expenses of CHF 836 million.
Corporate Center results
	in / end of				% change
	2022	2021	2020		22 / 21	21 / 20
Statements of operations (CHF million)
Treasury results	(204)	(174)	(235)		17	(26)
Asset Resolution Unit	55	(93)	(178)		–	(48)
Other	124	200	216		(38)	(7)
Net revenues	(25)	(67)	(197)		(63)	(66)
Provision for credit losses	(1)	(8)	9		(88)	–
Compensation and benefits	79	264	328		(70)	(20)
General and administrative expenses	1,039	1,324	1,375		(22)	(4)
Commission expenses	0	68	75		(100)	(9)
Restructuring expenses	60	(1)	8		–	–
Total other operating expenses	1,099	1,391	1,458		(21)	(5)
Total operating expenses	1,178	1,655	1,786		(29)	(7)
Income/(loss) before taxes	(1,202)	(1,714)	(1,992)		(30)	(14)
of which Asset Resolution Unit	(56)	(230)	(337)		(76)	(32)
Balance sheet statistics (CHF million)
Total assets	33,669	55,314	52,649		(39)	5
Risk-weighted assets	44,408	46,290	38,790		(4)	19
Leverage exposure	37,047	57,889	56,973	[1]	(36)	2
1
As of the end of 2020, leverage exposure did not exclude CHF 110,677 million of central bank reserves, after adjusting for the dividend paid in 2020 in connection with the temporary exclusion as permitted by FINMA in response to the COVID-19 pandemic.

Reconciliation of adjustment items
	Corporate Center
in	2022	2021	2020
Adjusted results (CHF million)
Net revenues	(25)	(67)	(197)
Real estate (gains)/losses	(18)	0	0
(Gains)/losses on business sales	0	5	0
Valuation adjustment related to major litigation	0	69	0
Adjusted net revenues	(43)	7	(197)
Provision for credit losses	(1)	(8)	9
Total operating expenses	1,178	1,655	1,786
Restructuring expenses	(60)	1	(8)
Major litigation provisions	(761)	(1,010)	(930)
Archegos	0	5	0
Adjusted total operating expenses	357	651	848
Income/(loss) before taxes	(1,202)	(1,714)	(1,992)
Adjusted income/(loss) before taxes	(399)	(636)	(1,054)
Adjusted results are non-GAAP financial measures. Refer to “Reconciliation of adjustment items” in Credit Suisse for further information.
2021 results
In 2021, we reported a loss before taxes of CHF 1,714 million compared to a loss of CHF 1,992 million in 2020. We reported negative net revenues of CHF 67 million in 2021, primarily driven by negative treasury results and the Asset Resolution Unit. Total operating expenses of CHF 1,655 million decreased 7% compared to 2020, mainly reflecting lower compensation and benefits and lower general and administrative expenses. General and administrative expenses included litigation expenses of CHF 1,148 million.
Capital and leverage metrics
As of the end of 2022, we reported RWA of CHF 44.4 billion, a decrease of CHF 1.9 billion compared to the end of 2021, primarily driven by movements in risk levels in credit risk, mainly due to the impact of the valuation allowance relating to the reassessment of deferred tax assets as a result of the comprehensive strategic review, partially offset by an increase in internal model and parameter updates in operational risk, mainly related to updates to our advanced measurement approach model to reflect increased litigation provisions. Leverage exposure was CHF 37.0 billion as of the end of 2022, a decrease of CHF 20.8 billion compared to the end of 2021, mainly reflecting a change in the presentation of securities lending and borrowing transactions as a single unit of account, decreased reverse repurchase transactions and reductions in treasury exposures.
2022 Results details
Net revenues
In 2022, we reported negative net revenues of CHF 25 million compared to CHF 67 million in 2021.
Negative treasury results of CHF 204 million in 2022 primarily reflected net losses of CHF 123 million from fair value option volatility on own debt and volatility arising from hedging of that debt, losses of CHF 54 million relating to fair-valued money market instruments and losses of CHF 42 million with respect to structured notes volatility.
In the Asset Resolution Unit, we reported net revenues of CHF 55 million in 2022 compared to negative net revenues of CHF 93 million in 2021. The movement was primarily driven by lower asset funding costs and higher revenues from portfolio assets.
Other revenues of CHF 124 million decreased CHF 76 million compared to 2021, primarily reflecting a negative valuation impact from long-dated legacy deferred compensation and retirement programs, partially offset by the elimination of gains from trading in own shares and lower valuation adjustments on legacy exposures.
Provision for credit losses
In 2022, we recorded a release of provision for credit losses of CHF 1 million compared to a release of CHF 8 million in 2021.
Total operating expenses
Total operating expenses of CHF 1,178 million decreased 29% compared to 2021, primarily reflecting decreases in general and administrative expenses and compensation and benefits. General and administrative expenses of CHF 1,039 million decreased 22%, primarily reflecting lower litigation expenses. 2022 included litigation expenses of CHF 836 million, mainly in connection with legacy legal matters, including mortgage-related matters and the settlement for the French matter regarding cross-border private banking. Compensation and benefits of CHF 79 million decreased 70%, mainly reflecting decreases in deferred compensation expenses from prior-year awards and expenses for long-dated legacy deferred compensation and retirement programs. We incurred restructuring expenses of CHF 60 million in 2022.

2021 Results details
Net revenues
In 2021, we reported negative net revenues of CHF 67 million compared to CHF 197 million in 2020.
Negative treasury results of CHF 174 million in 2021 reflected net losses of CHF 133 million from fair value option volatility on own debt and volatility arising from hedging of that debt and negative revenues of CHF 51 million relating to funding activities, excluding Asset Resolution Unit-related asset funding costs. Negative revenues and losses were partially offset by gains of CHF 20 million on fair-valued money market instruments.
In the Asset Resolution Unit, we reported negative net revenues of CHF 93 million in 2021 compared to CHF 178 million in 2020. The movement was primarily driven by higher revenues from portfolio assets and lower asset funding costs.
Other revenues of CHF 200 million decreased CHF 16 million compared to 2020. 2021 included negative revenues of CHF 69 million in connection with a valuation adjustment on a legacy exposure related to the Mozambique matter.
Provision for credit losses
In 2021, we recorded a release of provision for credit losses of CHF 8 million compared to provision for credit losses of CHF 9 million in 2020.
Total operating expenses
Total operating expenses of CHF 1,655 million decreased 7% compared to 2020, primarily reflecting lower compensation and benefits and lower general and administrative expenses. Compensation and benefits of CHF 264 million decreased 20%, mainly reflecting decreases in discretionary compensation expenses, compensation and benefits related to the Asset Resolution Unit and deferred compensation expenses from prior-year awards, partially offset by the impact of corporate function allocations. General and administrative expenses of CHF 1,324 million decreased 4%, primarily reflecting lower corporate function allocations partially offset by higher litigation expenses. 2021 included litigation expenses of CHF 1,148 million, mainly in connection with legacy litigation matters, including mortgage-related matters and settlements with regard to the Stadtwerke München GmbH (SWM) and the Mozambique matters, as well as provisions in connection with the SCFF matter.
Asset Resolution Unit
	in / end of			% change
	2022	2021	2020	22 / 21	21 / 20
Statements of operations (CHF million)
Revenues from portfolio assets	143	90	39	59	131
Asset funding costs	(88)	(183)	(217)	(52)	(16)
Net revenues	55	(93)	(178)	–	(48)
Provision for credit losses	(1)	1	(4)	–	–
Compensation and benefits	58	72	90	(19)	(20)
General and administrative expenses	49	59	68	(17)	(13)
Commission expenses	5	5	5	0	0
Total other operating expenses	54	64	73	(16)	(12)
Total operating expenses	112	136	163	(18)	(17)
Income/(loss) before taxes	(56)	(230)	(337)	(76)	(32)
Balance sheet statistics (CHF million)
Total assets	8,360	11,833	13,962	(29)	(15)
Risk-weighted assets (USD) [1]	5,476	7,539	10,257	(27)	(26)
Leverage exposure (USD)	13,019	18,362	22,543	(29)	(19)
1 Risk-weighted assets excluding operational risk were USD 4,972 million, USD 6,585 million and USD 8,963 million as of the end of 2022, 2021 and 2020, respectively.

Assets under management
As of the end of 2022, assets under management were CHF 1,293.6 billion, 19.9% lower compared to the end of 2021, with net asset outflows of CHF 123.2 billion.
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
> Refer to “Note 39 – Assets under management” in VI – Consolidated financial statements – Credit Suisse Group for further information.
Assets under management and client assets
	end of			% change
	2022	2021	2020	22 / 21	21 / 20
Assets under management (CHF billion)
Wealth Management	540.5	742.6	706.9	(27.2)	5.1
Swiss Bank	525.8	597.9	551.0	(12.1)	8.5
Asset Management	402.4	476.8	440.3	(15.6)	8.3
Assets managed across businesses [1]	(175.1)	(203.3)	(186.3)	(13.9)	9.1
Assets under management	1,293.6	1,614.0	1,511.9	(19.9)	6.8
of which discretionary assets	440.8	526.6	483.0	(16.3)	9.0
of which advisory assets	852.8	1,087.4	1,028.9	(21.6)	5.7
Client assets (CHF billion) [2]
Wealth Management	723.4	995.7	940.0	(27.3)	5.9
Swiss Bank	626.8	728.7	665.6	(14.0)	9.5
Asset Management	402.4	476.8	440.3	(15.6)	8.3
Assets managed across businesses [1]	(175.1)	(203.3)	(186.3)	(13.9)	9.1
Client assets	1,577.5	1,997.9	1,859.6	(21.0)	7.4
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

Results summary
As previously disclosed, Credit Suisse began experiencing deposit and net asset outflows in early fourth quarter of 2022 at levels that substantially exceeded the rates incurred in the third quarter of 2022.
> Refer to “Outflows in assets under management in the fourth quarter of 2022” in Credit Suisse – Other information for further information.
> Refer to “Wealth Management”, “Swiss Bank” and “Asset Management” for further information.
2022 results
As of the end of 2022, assets under management of CHF 1,293.6 billion decreased CHF 320.4 billion compared to the end of 2021. The decrease was mainly driven by unfavorable market movements of CHF 165.9 billion, net asset outflows of CHF 123.2 billion and structural effects. Structural effects included certain de-risking measures, outflows and reclassifications of CHF 17.6 billion related to the sanctions imposed in connection with Russia’s invasion of Ukraine.
Net asset outflows of CHF 123.2 billion in 2022 mainly reflected outflows across the following businesses. Net asset outflows of CHF 95.7 billion in Wealth Management were driven by outflows across all regions and reflected the significant outflows in the fourth quarter of 2022. Net asset outflows of CHF 22.6 billion in Asset Management were driven by outflows from traditional investments, primarily related to outflows in fixed income and equities, and from alternative investments, primarily related to outflows in credit, partially offset by inflows from investments and partnerships, primarily related to an emerging markets joint venture. Net asset outflows of CHF 5.4 billion in Swiss Bank reflected outflows in the private clients business, partially offset by inflows in the institutional clients business.
2021 results
As of the end of 2021, assets under management were CHF 1,614.0 billion, an increase of CHF 102.1 billion compared to the end of 2020. The increase was driven by favorable market movements, net new assets of CHF 30.9 billion and favorable foreign exchange-related movements, partially offset by structural effects. Structural effects included CHF 11.2 billion related to the SCFF matter, of which CHF 7.9 billion related to the wind-down of our supply chain finance funds, reflected in Asset Management, and CHF 3.3 billion related to the reclassification to assets under custody for our clients’ assets that were impacted by the suspension and ongoing liquidation of these funds, reflected in our wealth management businesses. Structural effects also reflected the strategic decision to exit substantially all of our prime services businesses.
Net new assets of CHF 30.9 billion in 2021 mainly reflected inflows across the following businesses. Net new assets of CHF 14.6 billion in Asset Management were mainly driven by inflows from investments and partnerships, primarily related to an emerging markets joint venture, and traditional investments, primarily related to index solutions. Net new assets of CHF 10.5 billion in Wealth Management mainly reflected inflows from coverage areas Latin America, External Asset Managers and Europe. Net new assets of CHF 5.9 billion in Swiss Bank reflected inflows across all client segments.

Movements in assets under management
in	2022		2021		2020
Net new assets (CHF billion)
Wealth Management	(95.7)		10.5		16.8
Swiss Bank	(5.4)		5.9		16.3
Asset Management [1]	(22.6)		14.6		15.5
Assets managed across businesses [2]	0.5		(0.1)		(6.6)
Net new assets/(net asset outflows)	(123.2)		30.9		42.0
Other effects (CHF billion)
Wealth Management	(106.4)		25.2		(29.5)
Swiss Bank	(66.7)		41.0		10.3
Asset Management	(51.8)		21.9		(13.1)	[3]
Assets managed across businesses [2]	27.7		(16.9)		(5.0)
Other effects	(197.2)		71.2		(37.3)
of which market movements	(165.9)		80.8		53.4
of which foreign exchange	(4.1)		11.8		(68.1)
of which other	(27.2)	[4]	(21.4)	[5]	(22.6)	[3]
Growth in assets under management (CHF billion)
Wealth Management	(202.1)		35.7		(12.7)
Swiss Bank	(72.1)		46.9		26.6
Asset Management [1]	(74.4)		36.5		2.4
Assets managed across businesses [2]	28.2		(17.0)		(11.6)
Increase/(decrease) in assets under management	(320.4)		102.1		4.7
Net new assets (annualized) (%)
Wealth Management	(12.9)		1.5		2.3
Swiss Bank	(0.9)		1.1		3.1
Asset Management [1]	(4.7)		3.3		3.5
Assets managed across businesses [2]	(0.2)		0.1		3.8
Net new assets/(net asset outflows)	(7.6)		2.0		2.8
Other effects (annualized) (%)
Wealth Management	(14.3)		3.6		(4.1)
Swiss Bank	(11.2)		7.4		2.0
Asset Management	(10.9)		5.0		(3.0)
Assets managed across businesses [2]	(13.7)		9.0		2.8
Other effects	(12.3)		4.8		(2.5)
Movements in assets under management (annualized) (%)
Wealth Management	(27.2)		5.1		(1.8)
Swiss Bank	(12.1)		8.5		5.1
Asset Management [1]	(15.6)		8.3		0.5
Assets managed across businesses [2]	(13.9)		9.1		6.6
Increase/(decrease) in assets under management	(19.9)		6.8		0.3
1 Includes outflows for private equity assets reflecting realizations at cost and unfunded commitments on which a fee is no longer earned.
2 Represents assets managed by Asset Management for the other businesses.
3 Included CHF 14.8 billion relating to the sale of Wincasa AG in 2012 following the conclusion in 2020 of a transition period regarding the related assets under management.
4 Included structural effects of CHF 17.6 billion related to the sanctions imposed in connection with Russia's invasion of Ukraine.
5
Included structural effects of CHF 11.2 billion related to the SCFF matter, of which CHF 7.9 billion related to the wind-down of our supply chain finance funds, reflected in Asset Management, and CHF 3.3 billion related to the reclassification to assets under custody for our clients’ assets that were impacted by the suspension and ongoing liquidation of these funds, reflected in our wealth management businesses. It also included structural effects reflecting the strategic decision to exit substantially all of our prime services businesses.

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
In addition, we hold financial instruments for which no prices are available and which have significant unobservable inputs. For these instruments, the determination of fair value requires subjective assessment and judgment, depending on liquidity, pricing assumptions, the current economic and competitive environment and the risks affecting the specific instrument. In such circumstances, valuation is determined based on management’s own judgments about the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk. These instruments include certain OTC derivatives including interest rate, foreign exchange, equity and credit derivatives, certain corporate equity-linked securities, mortgage-related securities, private equity investments and certain loans and credit products, including leveraged finance, certain syndicated loans, certain high yield bonds and life finance instruments.
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
> Refer to “Note 40 – Litigation” in VI – Consolidated financial statements – Credit Suisse Group for further information on legal proceedings.
Allowance and provision for credit losses
US GAAP requires the measurement of current expected credit losses (CECL) for financial assets held at amortized cost as of the reporting date over the remaining contractual life (considering the effect of prepayments) based on historical experience, current conditions and reasonable and supportable forward-looking information, including macroeconomic scenarios. Expected credit losses are not solely derived from macroeconomic factors (MEFs) projections. Model overlays based on expert judgment are also applied, considering historical loss experience and industry and counterparty reviews, and primarily impacting certain corporate and institutional loans portfolios. Such overlays are designed to address circumstances where in management’s judgment the CECL model outputs are overly sensitive to the effect of economic inputs that exhibit significant deviation from their long-term historical averages. Overlays may also be used to capture judgment on the economic uncertainty from global or regional developments with severe impacts on economies.
> Refer to “Note 1 – Summary of significant accounting policies” and “Note 20 – Financial instruments measured at amortized cost and credit losses” in VI – Consolidated financial statements – Credit Suisse Group for further information.
Current expected credit loss
The determination of expected credit losses across all categories of financial assets held at amortized cost requires judgment, the estimation of the amount, timing of future cash flows and collateral. The Group’s CECL calculations are outputs of complex statistical models and expert judgment overlays with a number of underlying assumptions regarding the choice of variable inputs and their interdependencies.
For non-impaired credit exposures, the model parameters are based on internally and externally compiled data comprising both quantitative and qualitative factors and are tailored to various categories and exposures. The CECL measurement has three main inputs: probability of default (PD), loss given default and exposure at default.
> Refer to “Note 20 – Financial instruments measured at amortized cost and credit losses” in VI – Consolidated financial statements – Credit Suisse Group for details on the most significant of these inputs, the probability of default input.
The estimation of these parameters include the expected macroeconomic environment, the contractual maturities of exposures, historical data considering portfolio-specific factors, differences in product structure, collateral types, seniority of the claim, counterparty industry and recovery costs of any collateral that is integral to the financial asset.
There is significant judgment involved in the estimation and application of forward-looking information, including macroeconomic scenarios. The Group’s estimation of expected credit losses is based on a discounted estimate that considers future macroeconomic scenarios that are probability-weighted according to the best estimate of their relative likelihood. This estimate is based on historical frequency, current trends and conditions and MEFs such as regional gross domestic product, unemployment rates and interest rates.
> Refer to “Note 20 – Financial instruments measured at amortized cost and credit losses” in VI – Consolidated financial statements – Credit Suisse Group for details on macroeconomic factor inputs and the reasonable and supportable forecast period for these macroeconomic factors.
The expected credit loss is sensitive to the changing of scenario weights. As shown in the table below, the expected credit loss would have been CHF 493 million instead of CHF 690 million if determined solely on the baseline scenario. The effects of weighting each of the three scenarios 100% are shown in the table below. There is a high degree of estimation uncertainty in numbers representing more extreme risk scenarios when assigned a 100% weighting. The reported expected credit loss amount of CHF 690 million includes certain portfolios which are not derived via the consideration of multiple weighted scenarios.
Scenario weight sensitivity
end of	Reported expected credit losses	100% upside	100% baseline	100% downside
2022 (CHF million)
Credit Suisse	690	423	493	933
Expected credit losses relate to non-impaired credit portfolios and include both on-balance sheet and off-balance sheet credit exposures.
Our expected credit loss models for non-impaired positions, which are based upon supportable statistical information from past experiences regarding interdependencies of MEFs and their implications for credit risk portfolios, may not comprehensively reflect extraordinary events, such as a pandemic or a fundamental change in the world political order. Model output is reviewed monthly on a model-by-model basis to determine whether the applied overlays are appropriate and necessary. Different overlay methodologies are adopted depending upon the type of model but typically deploy either a scaling of PD output to a more stressed historical period or alternatively adjusting the reserve to a more appropriate stressed level, taking into account forward looking as well as historical information in all instances. Group management applies a significant quantum of model overlays. These adjustments amounted to 22% of the Group’s non-impaired expected credit losses as of December 31, 2022. On an individual divisional basis, the proportion of adjustments can range from as little as (3)% to as much as 53%. Post-model overlayed PDs are backtested quarterly against the trailing twelve-month default rate to confirm appropriateness. These overlays may be considered for removal when the underlying models have displayed a level of stability based upon pre-established thresholds over a three-month period.
> Refer to “Note 20 – Financial instruments measured at amortized cost and credit losses” in VI – Consolidated financial statements – Credit Suisse Group for details on how macroeconomic factors are considered in overlay calibration.
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
Effective January 1, 2022, the Group was organized into four reporting units – Wealth Management, Investment Bank, Swiss Bank and Asset Management.
Subsequent to the creation of the new segment structure, effective January 1, 2022, a portion of the Wealth Management business was transferred to the Investment Bank in the second quarter of 2022. Goodwill is reallocated between reporting units on a relative fair value basis. The Group concluded that the goodwill transferred to the Investment Bank reporting unit of CHF 23 million was fully impaired.
On October 27, 2022, the Group announced an updated strategy. This announcement required a reassessment of the segment structure and an assessment to determine whether goodwill balances from the previous reporting units should be reallocated to the new reporting units on a relative fair value basis. It was concluded in the third quarter of 2022 that no material goodwill reallocation was required.
Effective January 1, 2023, the Group is organized into five reporting units - Wealth Management, Swiss Bank, Asset Management, Investment Bank and the Capital Release Unit.
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
The carrying value of each reporting unit for the purpose of the goodwill impairment test is determined by considering the reporting units’ risk-weighted assets usage, leverage ratio exposure, deferred tax assets, goodwill, intangible assets and other CET1 capital relevant adjustments. The residual value between the total of these elements and the Group’s shareholders’ equity is allocated to the carrying value of the reporting units on a pro-rata basis. As of December 31, 2022, this residual value was a credit of CHF 2,423 million.
In estimating the fair value of its reporting units, the Group applied a combination of the market approach and the income approach. Under the market approach, consideration was given to price to projected earnings multiples and price to book value multiples for similarly traded companies and prices paid in recent transactions that have occurred in its industry or in related industries. Under the income approach, a discount rate was applied that reflects the risk and uncertainty related to the reporting unit’s projected cash flows, which were determined from the Group’s financial plan.
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
In the first quarter of 2022, the Group determined that the adverse market and economic conditions arising from Russia’s invasion of Ukraine constituted a triggering event for the first quarter of 2022 impacting all reporting units of the Group. Based on its goodwill impairment analysis performed, the Group concluded that the estimated fair value for all of the reporting units with goodwill exceeded their related carrying values and no impairments were necessary as of March 31, 2022.
Besides the transfer of a portion of the Wealth Management business to the Investment Bank, there were no other events in the second quarter of 2022 that constituted a triggering event.
The announcement on October 27, 2022 of the strategy and organizational changes as well as adverse market and economic conditions represent triggering events for the third quarter of 2022 for goodwill impairment testing purposes, and under US GAAP, goodwill has to be tested for impairment both before and immediately after a reorganization of reporting units. Based on its goodwill impairment analysis performed, the Group concluded that the estimated fair value for all of the reporting units with goodwill exceeded their related carrying values and no impairments were necessary as of September 30, 2022. The fair value of the Asset Management reporting unit exceeded its related carrying value by only 12%. The goodwill for the Asset Management reporting unit became more sensitive to an impairment due to the higher cost of equity in the third quarter of 2022.
The review of the Group’s five-year financial plan to reflect the announced strategy was finalized in the fourth quarter of 2022.
The Group concluded that the estimated fair value for all of the reporting units with goodwill exceeded their related carrying values and no further impairment was necessary as of December 31, 2022.
The fair values of the Asset Management and Wealth Management reporting units both exceeded their related carrying values by less than 10%. During the fourth quarter of 2022, Credit Suisse experienced a significant level of deposit and assets under management outflows. The goodwill allocated to these reporting units became more sensitive to an impairment due to these outflows and subdued client activity. There is a significant risk of a future goodwill impairment for these reporting units if their future performances do not achieve the financial projections contained within the five-year financial plan.
As a result of the announced strategy and organizational changes, the Private Fund Group business in the Asset Management reporting unit was transferred to the Investment Bank reporting unit effective January 1, 2023, resulting in an initial transfer of approximately CHF 30 million of goodwill between the reporting units. The Group expects a full impairment in the first quarter of 2023 of the goodwill transferred to the Investment Bank.
As a result of the previously announced acquisition of The Klein Group LLC that is expected to close in the first half of 2023, the Investment Bank will initially recognize a goodwill balance of approximately CHF 60 million, which it expects to fully impair upon the closing of the acquisition.
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
As part of its normal practice, management has conducted a detailed evaluation of its expected future results and has also considered stress scenarios. This evaluation has indicated the expected future results that are likely to be earned in jurisdictions where the Group has significant gross deferred tax assets, such as the US, Switzerland and the UK. Management then compared those expected future results with the applicable law governing utilization of deferred tax assets. Based on the expected future results in the Bank parent company and given that the Swiss tax law allows for a seven-year carry-forward period for NOLs, a valuation allowance is still required on the deferred tax assets of this entity. UK tax law allows for an unlimited carry-forward period for NOLs, while US tax law allows for a 20-year carry-forward period for NOLs arising prior to 2017, federal NOLs generated in the tax years 2018, 2019 or 2020 to be carried back for five years and no expiry limitations for NOLs that arose in 2018 and subsequent years. However, unlimited and long expiry limitations for NOLs are not expected to have a material impact on the recoverability of the net deferred tax assets as management concluded that there was limited recoverability of the net deferred tax assets in the US and the UK as a result of the comprehensive strategic review announced on October 27, 2022, primarily due to limited future taxable income against which deferred tax assets could be utilized.
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
The PBO of our total defined benefit pension plans included CHF 272 million and CHF 811 million related to our assumption for future salary increases as of December 31, 2022 and 2021. The ABO is defined as the PBO less the amount related to estimated future salary increases. The difference between the fair value of plan assets and the ABO was an overfunding of CHF 4,237 million for 2022, compared to CHF 4,822 million for 2021.
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
The expected weighted-average long-term rate of return used to determine the expected return on plan assets as a component of the net periodic benefit costs in 2022 and 2021 was 2.50% for the Swiss plan and 2.01% and 1.79%, respectively, for the international plans. In 2022, if the expected long-term rate of return had been increased/decreased one percentage point, net pension expense for the Swiss plan would have decreased/increased CHF 176 million and net pension expense for the international plans would have decreased/increased CHF 34 million.
The discount rates used in determining the benefit obligation and the pension expense are based on yield curves, constructed from high-quality corporate bonds currently available and observable in the market and are expected to be available during the period to maturity of the pension benefits. In countries where there is no deep market in high-quality corporate bonds with longer durations, the best available market information is used to construct the yield curve. Credit Suisse uses the spot rate approach for determining the benefit obligation and for service and interest cost components of the pension expense for future years. Under the spot rate approach, individual spot rates along the yield curve are applied to each expected future benefit payment.
For the Swiss plan, the weighted average discount rate for the PBO increased 1.58 percentage points, from 0.56% as of December 31, 2021 to 2.14% as of December 31, 2022, mainly due to an increase in Swiss bond market rates. The average discount rate for the PBO for the international plans increased 2.62 percentage points, from 2.15% as of December 31, 2021 to 4.77% as of December 31, 2022, mainly due to an increase in bond market rates. For the year ended December 31, 2022, a one percentage point decline in the discount rates for the Swiss plan would have resulted in an increase in the PBO of CHF 1,717 million and an increase in pension expense of CHF 135 million, and a one percentage point increase in discount rates would have resulted in a decrease in the PBO of CHF 1,388 million and a decrease in the pension expense of CHF 118 million. A one percentage point decline in discount rates for the international plans as of December 31, 2022 would have resulted in an increase in the PBO of CHF 297 million and a decrease in pension expense of CHF 4 million, and a one percentage point increase in discount rates would have resulted in a decrease in the PBO of CHF 239 million and an increase in the pension expense of CHF 8 million.
Actuarial gains and losses recognized in AOCI are amortized over the average remaining service period of active employees expected to receive benefits under the plan, which, as of December 31, 2022, was approximately 8 years for the Swiss plan and 3 to 20 years for the international plans. For plans where there are very few active members, actuarial gains and losses are amortized over the average remaining life expectancy of the inactive participants. Prior service cost recognized in AOCI are amortized over the remaining service period of the employees affected by the plan amendment. The pre-tax expense associated with the amortization of net actuarial losses and prior service cost for defined benefit pension plans for the years ended December 31, 2022, 2021 and 2020 was CHF 202 million, CHF 249 million and CHF 181 million, respectively. The impact from deviations between our actuarial assumptions and the actual developments of such parameters observed for our pension plans further impacts the amount of net actuarial losses or gains recognized in equity, resulting in a higher or lower amount of amortization expense in periods after 2023.
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
In 2022 and 2021, the weighted-average expected long-term rate of return used to calculate the expected return on plan assets as a component of the net periodic benefit costs for the international single-employer defined benefit pension plans was 2.01% and 1.79%, respectively. In 2022, if the expected long-term rate of return had been increased/decreased one percentage point, net pension expense would have decreased/increased CHF 34 million.
The discount rate used in determining the benefit obligation is based on high-quality corporate bond rates. The average discount rate for the PBO for the international plans increased 2.62 percentage points, from 2.13% as of December 31, 2021 to 4.75% as of December 31, 2022. A one percentage point decline in the discount rate for the international single-employer plans as of December 31, 2022 would have resulted in an increase in PBO of CHF 296 million and a decrease in pension expense of CHF 4 million, and a one percentage point increase in discount rates would have resulted in a decrease in PBO of CHF 238 million and an increase in pension expense of CHF 8 million.
Actuarial gains and losses recognized in AOCI are amortized over the average remaining service period of active employees expected to receive benefits under the plan. For plans where there are very few active members, actuarial gains and losses are amortized over the average remaining life expectancy of the inactive participants. Prior service cost recognized in AOCI are amortized over the remaining service period of the employees affected by the plan amendment. The pre-tax expense associated with the amortization of recognized net actuarial losses and prior service cost for the years ended December 31, 2022, 2021 and 2020 was CHF 10 million, CHF 15 million and CHF 14 million, respectively.

[this page intentionally left blank]

III – Treasury, Risk, Balance sheet and Off-balance sheet
Liquidity and funding management
Capital management
Risk management
Balance sheet and off-balance sheet

Liquidity and funding management
Our liquidity and funding is driven by business activity levels and the overall operating environment.
Liquidity management
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
Our liquidity and funding strategy is approved by the Group’s Capital Allocation and Liability Management Committee (Group CALMC) and overseen by the Board of Directors. The implementation and execution of the liquidity and funding strategy is managed by Treasury. The global liquidity group within Treasury centralizes control of liability and collateral management with the aim of optimizing our liquidity sourcing, funding costs and high-quality liquid assets (HQLA) portfolio. Treasury ensures adherence to our funding policy and the global liquidity group is focused on the efficient coordination of the short-term unsecured and secured funding desks. This approach enhances our ability to manage potential liquidity and funding risks and to promptly adjust our liquidity and funding levels to meet stress situations. Our liquidity and funding profile is regularly reported to Group CALMC and the Board of Directors, who define our risk tolerance, including liquidity risk, and set parameters for the balance sheet and funding usage of our businesses. The Board of Directors is responsible for defining our overall risk tolerance in the form of a risk appetite statement.
Our liquidity and funding profile reflects our strategy and risk appetite and is driven by business activity levels and the overall operating environment. We continuously adapt our liquidity and funding profile to reflect changes in our business strategy and regulatory developments. We have been an active participant in regulatory and industry forums to promote best practice standards on quantitative and qualitative liquidity management. Our internal liquidity risk management framework is subject to review and monitoring by the Swiss Financial Market Supervisory Authority FINMA (FINMA), other regulators and rating agencies.
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
Since July 1, 2021, under the Liquidity Ordinance, banks are subject to a minimum NSFR requirement of 100% at all times and the associated disclosure requirements. Based on the Liquidity Ordinance, Credit Suisse AG (Bank parent company) is allowed to fulfill the minimum NSFR of 100% by taking into consideration any excess funding of Credit Suisse (Schweiz) AG on a stand-alone basis, and the Bank parent company has an NSFR requirement of at least 80% without taking into consideration any such excess funding. Credit Suisse (Schweiz) AG must always fulfill the NSFR of at least 100% on a stand-alone basis.
> Refer to credit-suisse.com/regulatorydisclosures for additional information.
Our liquidity principles and our liquidity risk management framework as agreed with FINMA are in line with the Basel liquidity framework.

Regulatory developments
On June 3, 2022, the Swiss Federal Council adopted amendments to the Liquidity Ordinance which are expected to enhance the current liquidity requirements for systemically important banks in Switzerland, such as Credit Suisse. The revision is intended to ensure that systemically important banks in Switzerland hold sufficient liquidity to absorb liquidity shocks and cover their liquidity requirements in the event of restructuring or liquidation. It includes additional liquidity requirements, which consider liquidity risks over a 90-day time horizon that are not covered or not sufficiently covered by the 30-day stress scenario of the LCR. The additional liquidity requirements shall be covered by eligible assets, which include, but are not limited to, available HQLA over and above the LCR requirements and a certain portion of mortgage receivables that are eligible collateral under the SNB emergency liquidity assistance. The amended Liquidity Ordinance came into force on July 1, 2022 and will be applicable on January 1, 2024. The revised Liquidity Ordinance will not require any external disclosure of the revised special liquidity requirements for systemically important banks.
In November 2022, the Swiss Federal Council enacted the revised Federal Act on Banks and Savings Institutions (Bank Law) and the revised Federal Ordinance on Banks and Savings Institutions (Banking Ordinance), as well as certain other ordinances, effective as of January 1, 2023, subject to certain transitional arrangements. The amendments relate to the resolvability and resolution provisions for banks and allow FINMA to impose a specific surcharge to liquidity requirements if FINMA identifies obstacles to estimating the required liquidity for the resolvability and resolution of a Swiss systemically important bank operating internationally and if a bank does not remediate such obstacles within a reasonable timeframe as determined by FINMA. Among other changes, the revised Bank Law aims to strengthen the Swiss deposit insurance program by specifying the requirements to ensure that in the event of insolvency, insured deposits are paid out to the depositors within seven business days, with the requirement subject to implementation no later than January 1, 2028. Under the revised program, among other changes, the jointly guaranteed amount is now determined as 1.6% of all protected deposits. The amendments also require systemically important banks to deposit collateral equal to 50% of the Bank’s deposit insurance contribution amount in the form of HQLA securities or Swiss francs with a secure third-party custodian. Banks will need to comply with this collateralization requirement by the end of November 2023. The reduction in HQLA securities or Swiss francs provided as collateral under the Swiss deposit insurance program due to this new requirement will be partially compensated by a reduced outflow factor applied to the Bank’s deposit insurance contribution amount.
> Refer to “Capital management” for additional information on changes related to capital requirements.
Liquidity risk management
Our approach to liquidity risk management
Our liquidity and funding policy is designed to ensure that funding is available to meet all obligations in times of stress, whether caused by market events or issues specific to Credit Suisse. To address short-term liquidity stress, we maintain a liquidity pool, as described below, that covers unexpected outflows in the event of severe market and idiosyncratic stress. Our liquidity risk parameters reflect various liquidity stress assumptions. We manage our liquidity profile at a sufficient level such that, in the event we are unable to access unsecured funding, we expect to have sufficient liquidity to sustain operations for a period of time in excess of our minimum limit. This includes potential currency mismatches, which are not deemed to be a major risk but are monitored and subject to limits, particularly in the significant currencies of euro, Japanese yen, pound sterling, Swiss franc and US dollar.
We use the LCR, the NSFR and the internal liquidity barometer to monitor our liquidity position and plan funding. Our internal liquidity barometer is used to manage liquidity to internal targets and as a basis to model both Credit Suisse-specific and market-wide stress scenarios and their impact on liquidity and funding, but also to quantify our internal buffer above regulatory liquidity metrics such as those related to the LCR. Our internal barometer framework supports the management of our funding structure. It allows us to manage the time horizon over which the stressed market value of unencumbered assets (including cash) exceeds the aggregate value of contractual outflows of unsecured liabilities plus a conservative forecast of anticipated contingent commitments. This internal barometer framework enables us to manage liquidity to a desired profile under a Credit Suisse-specific or market-wide stress that permits us to continue business activities for a period of time (also known as a liquidity horizon) without changing business plans. Under this framework, we also have short-term targets based on additional stress scenarios to ensure uninterrupted liquidity for short time frames.
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
Governance
Funding, liquidity, capital and our foreign exchange exposures are managed centrally by Treasury. Oversight of these activities is provided by Group CALMC, a committee that includes the chief executive officers (CEOs) of the Group and the divisions, the Chief Financial Officer (CFO), the Chief Risk Officer (CRO) and the Treasurer.
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
Liquidity metrics
Liquidity issues in the fourth quarter of 2022
As previously disclosed, during early fourth quarter of 2022, Credit Suisse began experiencing significantly higher withdrawals of cash deposits as well as non-renewal of maturing time deposits. However, as the quarter progressed, these outflows stabilized to much lower levels but had not yet reversed by year end. While these outflows led us to partially utilize liquidity buffers at the Group and legal entity level, and we fell below certain legal entity-level regulatory requirements, the core requirements of the LCR and the NSFR at the Group level were maintained at all times.
> Refer to “Liquidity issues in the fourth quarter of 2022” in II - Operating and financial review - Credit Suisse – Other Information for further information.
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
As of December 31, 2022, our liquidity pool managed by Treasury and the global liquidity group had an average HQLA value of CHF 118.5 billion, compared to CHF 229.9 billion as of the end of 2021, reflecting the significant decrease in cash deposits and non-renewal of maturing time deposits during early fourth quarter of 2022. The liquidity pool consisted of CHF 62.3 billion of cash held at major central banks, primarily the SNB, the Fed and the ECB, and CHF 56.2 billion market value of securities issued by governments and government agencies, primarily from the US and the UK.

In addition to the above-mentioned liquidity pool, there is also a portfolio of unencumbered liquid assets managed by the businesses, primarily in the Investment Bank division, in cooperation with the global liquidity group. These assets generally include bonds and liquid equity securities that form part of major indices. In coordination with the businesses and the global liquidity group, Treasury can access these assets to generate liquidity. As of December 31, 2022, this portfolio of assets had a market value of CHF 8.0 billion, consisting of CHF 5.6 billion of bonds and CHF 2.4 billion of liquid equity securities. Under our internal model, an average stress-level haircut of 7% is applied to these assets. The haircuts applied to this portfolio reflect our assessment of overall market risk at the time of measurement, potential monetization capacity taking into account increased haircuts, market volatility and the quality of the relevant securities. This portfolio decreased 70% from CHF 26.3 billion, as of the end of 2021, mainly reflecting changes in light of our strategy to resize our prime services franchise.
Liquidity pool – Group
	2022					2021
end of	Swiss franc	US dollar	Euro	Other currencies	Total	Total
Liquid assets (CHF million)
Cash held at central banks	27,917	22,591	8,770	2,986	62,264	143,936
Securities	8,843	30,638	5,473	11,267	56,221	85,975
Liquid assets [1]	36,760	53,229	14,243	14,253	118,485	229,911
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
On this basis, the level of our three-month daily average LCR was 144% as of the end of 2022, a decrease from 203% as of the end of 2021, representing an average HQLA of CHF 120.0 billion and average net cash outflows of CHF 83.2 billion.
The decrease in the LCR compared to 2021 reflected a significantly lower level of average HQLA, which was partially offset by a reduction in net cash outflows. The lower level of HQLA reflected a decrease in the amount of cash held with central banks and a decrease in the amount of securities held during the period. The decrease in net cash outflows mainly resulted from a decrease in cash outflows from unsecured wholesale funding, primarily driven by decreases in non-operational deposits and unsecured debt, as well as a decrease in net cash outflows from retail deposits. These decreases in net cash outflows were partially offset by lower net cash inflows associated with secured wholesale funding and secured lending activities, as well as a decrease in cash inflows from fully performing exposures.
> Refer to “Liquidity issues in the fourth quarter of 2022” in II - Operating and financial review - Credit Suisse – Other Information for further information.

Liquidity coverage ratio – Group
	2022				2021
end of	Unweighted value	[1]	Weighted value	[2]	Weighted value	[2]
High-quality liquid assets (CHF million)
High-quality liquid assets [3]	–		119,954		227,193
Cash outflows
Retail deposits and deposits from small business customers	118,506		13,444		19,555
Unsecured wholesale funding	153,546		58,000		95,093
Secured wholesale funding	50,915		9,692		29,344
Additional requirements	153,272		33,328		35,640
Other contractual funding obligations	43,945		43,945		85,492
Other contingent funding obligations	194,227		2,303		3,663
Total cash outflows	–		160,712		268,787
Cash inflows
Secured lending	32,744		12,104		40,049
Inflows from fully performing exposures	48,350		22,101		28,270
Other cash inflows	43,305		43,305		88,312
Total cash inflows	124,399		77,510		156,631
Liquidity coverage ratio
High-quality liquid assets (CHF million)	–		119,954		227,193
Net cash outflows (CHF million)	–		83,202		112,156
Liquidity coverage ratio (%)	–		144		203
Calculated using a three-month average, which is calculated on a daily basis.
1 Calculated as outstanding balances maturing or callable within 30 days.
2 Calculated after the application of haircuts for high-quality liquid assets or inflow and outflow rates.
3 Consists of cash and eligible securities as prescribed by FINMA and reflects a post-cancellation view.
Net Stable Funding Ratio
Our calculation methodology for the NSFR is prescribed by the Liquidity Ordinance and the Liquidity Circular, including associated disclosure requirements. As of the end of 2022, the level of our NSFR was 117%, a decrease from 127% as of the end of 2021, representing available stable funding (ASF) of CHF 343.2 billion and required stable funding (RSF) of CHF 292.5 billion.
The decrease in the NSFR compared to the end of 2021 reflects a decrease in ASF, partially offset by a decrease in RSF. The decrease in the ASF was mainly attributed to a decrease in our deposits, primarily attributable to significantly higher withdrawals of cash deposits as well as non-renewal of maturing time deposits during early fourth quarter of 2022. The decrease in RSF was mainly attributable to a decrease in our trading inventory (non-HQLA securities), our loans held to maturity portfolio, our derivatives portfolio due to decreases in our net derivatives receivables and our reverse repurchase transactions backed by HQLA and non-HQLA assets, partially offset by increases in our loans held for sale portfolio.
Net stable funding ratio - Group
end of	2022	2021
Net stable funding ratio
Available stable funding (CHF million)	343,158	436,856
Required stable funding (CHF million)	292,524	342,870
Net stable funding ratio (%)	117	127
Funding management
Treasury is responsible for the development, execution and regular updating of our funding plan. The plan reflects projected business growth, development of the balance sheet, future funding needs and maturity profiles as well as the effects of changing market and regulatory conditions.
The approach to term funding best reflects the sensitivity of both our liabilities and our assets to changes in interest rates. Interest expense on long-term floating-rate debt is monitored and managed relative to certain indices, which historically included interbank offered rate (IBOR) benchmarks and is being transitioned to alternative reference rates (ARRs) in place of IBORs. Aligned with regulatory expectations and the USD LIBOR cessation timeline, the Group’s IBOR transition program works to coordinate preparations on a firm-wide basis, including Treasury and outstanding debt instruments with a LIBOR-link.

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
Our balance sheet funding structure diagram is aligned with the NSFR framework. Loans, which comprise the largest component of our illiquid assets, are primarily funded by our core customer deposits. We also fund illiquid assets, including real estate, private equity and other long-term investments as well as the haircut for the illiquid portion of securities, with long-term debt and equity, in which we try to maintain a substantial funding buffer.
Our core customer deposits totaled CHF 234 billion as of the end of 2022, a decrease compared to CHF 391 billion as of the end of 2021, primarily attributable to significantly higher withdrawals of cash deposits as well as non-renewal of maturing time deposits during the fourth quarter of 2022. Core customer deposits are from clients with whom we have a broad and long-standing relationship. Core customer deposits exclude certificates of deposits. Our core customer deposit funding is supplemented by the issuance of long-term debt.
> Refer to the chart “Balance sheet funding structure” and “Balance sheet” in Balance sheet and off-balance sheet for further information.
> Refer to “Liquidity issues in the fourth quarter of 2022” in II - Operating and financial review - Credit Suisse – Other Information for further information.

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
Contractual maturity of assets and liabilities
The following table provides contractual maturities of the assets and liabilities specified as of the end of 2022. The contractual maturities are an important source of information for liquidity risk management. However, liquidity risk is also managed based on an expected maturity that considers counterparty behavior and in addition takes into account certain off-balance sheet items such as derivatives. Liquidity risk management performs extensive analyses of counterparty behavioral assumptions under various stress scenarios.
> Refer to “Contractual obligations and other commercial commitments” in Balance sheet and off-balance sheet and “Note 34 – Guarantees and commitments” in VI – Consolidated financial statements – Credit Suisse Group for further information on contractual maturities of guarantees and commitments.
Contractual maturity of assets and liabilities
end of 2022	On demand	Less than 1 month	Between 1 to 3 months	Between 3 to 12 months	Between 1 to 5 years	Greater than 5 years	Total
Assets (CHF million)
Cash and due from banks	67,521	585	348	24	0	0	68,478
Interest-bearing deposits with banks	0	144	140	165	0	6	455
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	14,510	24,812	6,774	9,620	3,081	0	58,797
Securities received as collateral, at fair value	2,978	0	0	0	0	0	2,978
Trading assets, at fair value	65,461	0	0	0	0	0	65,461
Investment securities	0	5	10	5	1,131	568	1,719
Other investments	0	0	0	0	0	5,518	5,518
Net loans	6,947	34,609	30,959	47,749	96,224	47,677	264,165
Goodwill	0	0	0	0	0	2,903	2,903
Other intangible assets	0	0	0	0	0	458	458
Brokerage receivables	13,818	0	0	0	0	0	13,818
Other assets	18,907	1,822	800	4,029	11,516	9,534	46,608
Total assets	190,142	61,977	39,031	61,592	111,952	66,664	531,358
Liabilities
Due to banks	9,194	993	759	959	0	0	11,905
Customer deposits	167,165	22,522	25,207	15,502	2,620	219	233,235
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	4,530	4,586	4,718	5,784	663	0	20,281
Obligation to return securities received as collateral, at fair value	2,979	0	0	0	0	0	2,979
Trading liabilities, at fair value	18,338	0	0	0	0	0	18,338
Short-term borrowings	0	1,274	3,394	7,746	0	0	12,414
Long-term debt	0	656	2,502	24,996	76,684	52,397	157,235
Brokerage payables	11,442	0	0	0	0	0	11,442
Other liabilities	12,798	1,402	297	487	1,656	1,558	18,198
Total liabilities	226,446	31,433	36,877	55,474	81,623	54,174	486,027

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
The following table provides information on long-term debt issuances, maturities and redemptions in 2022, excluding structured notes.
Debt issuances and redemptions
in 2022	Senior	Senior bail-in	Sub- ordinated	Long-term debt
Long-term debt (CHF billion, notional value)
Issuances	9.4	15.7	1.5	26.6
of which unsecured	6.4	15.7	1.5	23.6
of which secured	3.0	0.0	0.0	3.0
Maturities / Redemptions	(8.7)	(8.4)	(1.4)	(18.5)
of which unsecured	(7.9)	(8.4)	(1.4)	(17.7)
of which secured	(0.8)	0.0	0.0	(0.8)
Excludes structured notes.
As of the end of 2022, we had outstanding long-term debt of CHF 157.2 billion, which included senior and subordinated instruments. We had CHF 38.9 billion and CHF 17.6 billion of structured notes and covered bonds outstanding, respectively, as of the end of 2022, compared to CHF 43.1 billion and CHF 15.4 billion, respectively, as of the end of 2021.
> Refer to “Issuances and redemptions” in Capital management – Capital instruments for further information on capital issuances, including buffer and progressive capital instruments.
Short-term borrowings as shown in the balance sheet funding structure diagram decreased 43% to CHF 23.2 billion as of the end of 2022 from CHF 39.8 billion as of the end of 2021, mainly related to maturities of certificates of deposit and structured notes.
We expect the Group’s overall funding needs to reduce over time as a result of strategic transformation in line with balance sheet reduction.
> Refer to “Issuances and redemptions” in Capital management - Capital instruments for further information on capital issuances, including low-trigger and high-trigger capital instruments.
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
Although retail and private bank deposits are also sensitive to changes in a bank’s credit ratings, the cost and availability of other sources of unsecured external funding is generally a direct function of credit ratings. Credit ratings are especially important to us when competing in certain markets and when seeking to engage in longer-term transactions, including over-the-counter (OTC) derivative instruments.
Credit ratings downgrades in 2022
In May 2022, Standard and Poor’s Global Ratings downgraded the long-term issuer credit ratings of Credit Suisse Group AG and Credit Suisse AG, and Fitch Ratings downgraded the long-term issuer default ratings of Credit Suisse Group AG and Credit Suisse AG, in each case by one notch. The outlook on these ratings was revised from “negative” to “stable”. Also in May 2022, Moody’s Investors Service affirmed the senior unsecured debt ratings of Credit Suisse Group AG and the long-term senior unsecured debt and deposit ratings of Credit Suisse AG, but the outlook on these ratings was revised from “stable” to “negative”.

In August 2022, Moody’s Investors Service downgraded the senior unsecured debt ratings of Credit Suisse Group AG and the long-term senior unsecured debt and deposit ratings of Credit Suisse AG, both by one notch. The “negative” outlook on these ratings was maintained. Standard and Poor’s Global Ratings affirmed the long-term issuer credit ratings of Credit Suisse Group AG and Credit Suisse AG, but the outlook on these ratings was revised from “stable” to “negative”. Fitch Ratings downgraded the long-term issuer default ratings of Credit Suisse Group AG and the long- and short-term issuer default ratings of Credit Suisse AG, in each case by one notch. The outlook on these ratings was revised from “stable” to “negative”.
On November 1, 2022, Moody’s Investors Service affirmed the senior unsecured debt ratings of Credit Suisse Group AG and downgraded the long-term senior unsecured debt and deposit ratings of Credit Suisse AG by one notch. Moody’s also downgraded all the short-term ratings by one notch and maintained the “negative” outlook on all ratings. Following the affirmation of all ratings and outlooks on October 6, 2022, Standard and Poor’s Global Ratings downgraded the long-term issuer credit ratings of Credit Suisse Group AG and the long- and short-term issuer credit ratings of Credit Suisse AG, in each case by one notch on November 1, 2022. The outlook on these ratings was revised from “negative” to “stable”.
These downgrades in our ratings increasingly elevated our borrowing costs and limited our ability to renew maturing short-term funding and to access short-term funding markets. The downgrades have increased our cost of capital and adversely affected and may in the future continue to adversely affect the ability of our businesses to sell or market their products, engage in business transactions, particularly financing and derivative transactions, and retain our clients.
Further downgrades could amplify these challenges, require us to post additional collateral or allow counterparties to terminate transactions under certain of our financing and derivative contracts, and this in turn, could reduce our liquidity and negatively impact our operating results and financial position.
Collateral requirements
Our internal liquidity barometer takes into consideration contingent events associated with a three-notch downgrade in our credit ratings. According to the specific downgrade risks considered in our internal liquidity barometer and LCR calculations, the maximum impact of a simultaneous one, two or three-notch downgrade by all three major rating agencies in the Bank’s long-term debt ratings would result in additional collateral requirements or assumed termination payments under certain derivative instruments of CHF 0.6 billion, CHF 0.8 billion and CHF 0.9 billion, respectively, as of the end of 2022. If the downgrade does not involve all three rating agencies, the impact may be smaller.
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
For the year ended December 31, 2022, net cash provided by operating activities of continuing operations was CHF 13.8 billion, primarily reflecting an increase in net trading assets and liabilities, partially offset by valuation adjustments relating to long-term debt and a decrease in other liabilities. Our operating assets and liabilities vary significantly in the normal course of business due to the amount and timing of cash flows. Management believes cash flows from operations, available cash balances and short-term and long-term borrowings will be sufficient to fund our operating liquidity needs.
Our investing activities primarily include originating loans to be held to maturity, other receivables and the investment securities portfolio. For the year ended December 31, 2022, net cash provided by investing activities from continuing operations was CHF 55.5 billion, primarily impacted by a decrease in central bank funds sold, by a decrease in loans and by the proceeds from sales of loans.
Our financing activities primarily include the issuance of debt and receipt of customer deposits. We pay annual dividends on our common shares. In 2022, net cash used in financing activities of continuing operations was CHF 163.9 billion, mainly reflecting the decrease in due to banks and customer deposits and the repayment of long-term debt, partially offset by the issuance of long-term debt and the issuance of common shares.

Capital management
As of the end of 2022, our BIS CET1 ratio was 14.1%, our BIS CET1 leverage ratio was 5.4% and our BIS tier 1 leverage ratio was 7.7%.
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
BIS requirements
The BCBS, the standard setting committee within the Bank for International Settlements (BIS), issued the Basel framework, with minimum capital requirements and conservation and countercyclical buffers, risk-based capital measures, a leverage ratio and liquidity standards. The framework was designed to strengthen the resilience of the banking sector and requires banks to hold adequate capital, mainly in the form of common equity.
Under the Basel framework, the minimum common equity tier 1 (CET1) requirement is 4.5% of RWA. In addition, a 2.5% CET1 capital conservation buffer is required to absorb losses in periods of financial and economic stress.
A progressive buffer between 1% and 2.5% (with a possible additional 1% surcharge) of CET1, depending on a bank’s systemic importance, is an additional capital requirement for global systemically important banks (G-SIBs). The Financial Stability Board (FSB) identified Credit Suisse as a G-SIB. A progressive buffer of 1% applied to Credit Suisse in 2022 and will remain unchanged for 2023.
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
Going concern requirements
The going concern requirement for a G-SIB consists of (i) base requirements of 12.86% of RWA and 4.5% of leverage exposure; and (ii) add-ons for market share in the domestic lending and deposit business and for the size of the bank as measured by total exposures (surcharges), which reflect the G-SIB’s systemic importance. Currently, for Credit Suisse, the going concern surcharge is 0.72% for the RWA ratio and 0.25% for the leverage ratio. For Credit Suisse, this translates into a going concern requirement before any countercyclical buffers of 13.58% of RWA and 4.75% of leverage exposure. The going concern requirement for Credit Suisse shall be met with minimum CET1 capital of 9.28% for the RWA ratio and 3.25% for the leverage ratio, with the remainder to be met with a maximum of 4.3% additional tier 1 capital for the RWA ratio and 1.5% for the leverage ratio. The additional tier 1 capital includes high-trigger capital instruments that would be converted into common equity or written down if the CET1 ratio falls below 7%. Additionally, the going concern requirement may include countercyclical capital buffers, which are applicable to all banks.
Gone concern requirements
In 2022, the gone concern requirement of a G-SIB was equal to its total going concern requirement. The gone concern requirement does not include any countercyclical buffers. As of December 31, 2022, Credit Suisse was subject to a gone concern requirement of 13.58% of RWA and a 4.75% of leverage exposure, less any capital rebates for resolvability.
> Refer to “Regulatory developments” for additional information.

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
FINMA decrees
The SNB designated Credit Suisse as a financial group of systemic importance under applicable Swiss law. FINMA requires the Group to fully comply with the special requirements for systemically important banks operating internationally, which include capital adequacy requirements and also specify liquidity and risk diversification requirements.
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
The 2017 FINMA Decree requires the Bank parent company to risk-weight both direct and indirect investments in subsidiaries, with the initial risk-weight set at 200%. Beginning in 2019, the risk-weights began to increase over a 10-year period for direct and indirect investments in Swiss subsidiaries by 5% per year and for direct and indirect investments in foreign subsidiaries by 20% per year, up to 250% and 400%, respectively, by 2028. In 2022, investments in Swiss-domiciled subsidiaries were risk-weighted at 220% and investments in foreign-domiciled subsidiaries were risk-weighted at 280%.
The 2017 FINMA Decree also applies an adjustment (referred to as a regulatory filter) to an impact on CET1 capital arising from the accounting change under applicable Swiss banking rules for the Bank parent company’s participations in subsidiaries from the portfolio valuation method to the individual valuation method. In contrast to the accounting treatment, the regulatory filter allows Credit Suisse to measure the regulatory capital position as if the Bank parent company had maintained the portfolio valuation method.
The valuation of the Bank parent company’s participations in subsidiaries is reviewed for potential impairment on at least an annual basis as of December 31 and at any other time that events or circumstances indicate that the participations’ value may be impaired. There were several triggering events during 2022, including the comprehensive strategic review announced on October 27, 2022, adverse market and economic conditions, a decline in the Group’s share price and significant outflows of deposits and assets under management in the fourth quarter of 2022. Additionally, the review of the Credit Suisse legal entities’ five-year financial plans was conducted in the fourth quarter of 2022. Based on the reviews performed during the year, which included the support of an independent valuation specialist appointed by Credit Suisse to advise on the valuation of certain participations, the Bank parent company recorded a net participation impairment for regulatory purposes of CHF 7.4 billion in 2022.
The Bank parent company’s Swiss CET1 ratio increased to 12.2% as of December 31, 2022 from 11.7% as of December 31, 2021, primarily reflecting significantly reduced RWA levels. The Swiss CET1 ratio was also impacted by net losses and significant participation impairments, partially offset by capital contributions from Credit Suisse Group AG relating to the capital increases executed in the fourth quarter of 2022.
> Refer to credit-suisse.com/regulatorydisclosures for the Bank parent company’s regulatory disclosures.

Swiss capital and leverage requirements for Credit Suisse
As of the end of 2022	Capital ratio	Leverage ratio
Capital components (%)
CET1 – minimum	4.5	1.5
Additional tier 1 – maximum	3.5	1.5
Minimum component	8.0	3.0
CET1 – minimum	4.78	1.75
Additional tier 1 – maximum	0.8	0.0
Buffer component	5.58	1.75
Going concern	13.58	4.75
of which base requirement	12.86	4.5
of which surcharge	0.72	0.25
Gone concern	13.58	4.75
of which base requirement	12.86	4.5
of which surcharge	0.72	0.25
Total loss-absorbing capacity	27.16	9.5
Reflects the updated capital and leverage requirements resulting from the assessment of surcharges.
Does not include the FINMA Pillar 2 capital add-on of CHF 1.9 billion relating to the supply chain finance funds matter, the effects of the countercyclical buffers and any rebate for resolvability.
As of the end of 2022, for the Group and the Bank, the rebate for resolvability for the capital ratios was 3.113%. For the Group and the Bank, the rebate for resolvability for leverage ratios was 1.0%. Net of these rebates, the gone concern ratios for capital and leverage for the Group and the Bank were 10.468% and 3.75%, respectively.

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
However, the Swiss Federal Council may from time to time require banks to hold additional CET1 capital for certain credit exposures (Swiss countercyclical capital buffer). Currently, banks, such as Credit Suisse, are required to hold additional CET1 capital amounting to 2.5% of RWA pertaining to mortgage loans that are directly or indirectly secured by residential real estate in Switzerland (Swiss sectoral countercyclical capital buffer).
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
Regulatory developments
In January 2022 and at the request of the Swiss National Bank, the Swiss Federal Council reactivated the Swiss sectoral countercyclical capital buffer, in light of the recent developments in the Swiss real estate and mortgage markets. Effective September 30, 2022, banks, such as Credit Suisse, are required to hold additional CET1 capital amounting to 2.5% of RWA pertaining to mortgage loans that are directly or indirectly secured by residential real estate in Switzerland. The Swiss sectoral countercyclical capital buffer serves to strengthen the banking sector’s resilience in the event of increased vulnerabilities in the Swiss mortgage and residential real estate markets.
In March 2022, FINMA published the results of its annual assessment of the recovery and resolution planning of the Swiss systemically important financial institutions. In accordance with this assessment, effective July 1, 2022, the Group was eligible for the maximum potential rebates for resolvability relating to the gone concern requirement.
In July 2022, FINMA communicated the results of its annual assessment of surcharges for the Group’s market share in Switzerland. In accordance with this assessment, effective June 30, 2022, the Group’s surcharge relating to the RWA ratio decreased from 0.72% to 0.36% and the surcharge relating to the leverage ratio decreased from 0.25% to 0.125%.
In October 2022, FINMA communicated the results of its reassessment of the Group’s surcharges requirement based on leverage exposure. In accordance with this reassessment, effective September 30, 2022, the Group’s surcharge relating to the RWA ratio decreased from 0.72% to 0.36% and the surcharge relating to the leverage ratio decreased from 0.25% to 0.125%. The changes in surcharge requirements for the Group’s market share and leverage exposure resulted in a revised going concern (before any countercyclical buffer) and gone concern requirement of 13.58%, in each case, for the RWA ratio and 4.75%, in each case, for the leverage ratio, excluding rebates for resolvability under the gone concern requirement.

In November 2022, the Swiss Federal Council enacted the revised Bank Law and the revised Banking Ordinance, as well as certain other revised ordinances, effective as of January 1, 2023. Among other things, the revision includes certain amendments to the Banking Ordinance and the Capital Adequacy Ordinance under which the current rebate system on certain capital requirements is replaced by an incentive system. As of January 1, 2023, in accordance with the revised Capital Adequacy Ordinance, the former rebates for resolvability are not applicable and the gone concern capital requirements for the Group and the Bank are reduced from 100% to 75% of the going concern capital requirements, including applicable surcharge requirements for the Group’s market share and leverage exposure, subject to a floor of 10% for the RWA ratio and 3.75% for the leverage ratio. This results in a gone concern requirement of 10.185% for the RWA ratio and 3.75% for the leverage ratio. Going forward, FINMA will have the ability to impose additional requirements if resolvability criteria are not met. Systemically important banks operating internationally must submit the documentation on the measures prepared or implemented to meet the resolvability criteria for the first time by the end of June 2024. Accordingly, higher gone concern requirements could be imposed by FINMA after such submission.
Capital instruments
Capital increase
On November 23, 2022, the Group held an Extraordinary General Meeting, at which shareholders approved two capital increases. The Group completed the first capital increase on November 25, 2022 by way of a share placement of 462,041,884 newly issued shares to qualified investors resulting in gross proceeds of CHF 1.76 billion. The Group completed the second capital increase by way of a rights offering on December 9, 2022. By the end of the rights exercise period, 98.2% of the rights had been exercised for the issuance of 872,989,594 new shares. The remaining 16,378,864 newly issued shares for which rights were not exercised were sold in the market. The rights offering resulted in gross proceeds for the Group of CHF 2.25 billion. The capital increases resulted in 1,351,410,342 newly issued shares and gross proceeds for the Group of CHF 4.0 billion. Credit Suisse Group AG made capital contributions of CHF 3.89 billion to its wholly owned subsidiary Credit Suisse AG.
Contingent capital instruments
We have issued high-trigger and low-trigger capital instruments to meet our capital requirements. The principal amount of these trigger instruments is written down to zero upon the occurrence of certain specified triggering events. These events include our CET1 ratio falling below 7% (or any lower applicable minimum threshold), or a determination by FINMA that write-down is necessary, or that we require public sector capital support, to prevent us from becoming insolvent, bankrupt or unable to pay a material amount of our debts, or other similar circumstances. Write-down can only be prevented if FINMA, at our request, is satisfied that certain conditions exist and write-down is not required. High-trigger instruments are designed to absorb losses before our other capital instruments, including the low-trigger capital instruments. The features of low-trigger capital instruments are described below.
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
The following tier 1 capital notes (collectively, Tier 1 Capital Notes), which have a trigger amount of 5.125% and qualify as low trigger capital instruments, were outstanding as of December 31, 2022:
■ USD 2.5 billion 6.25% tier 1 capital notes; and
■ USD 2.25 billion 7.5% tier 1 capital notes.
The following tier 2 capital notes (collectively, Tier 2 Capital Notes), which have a trigger amount of 5% and qualify as low trigger capital instruments, were outstanding as of December 31, 2022:
■ USD 2.5 billion 6.5% tier 2 capital notes.
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

With respect to the capital instruments that specify a trigger event if the CET1 ratio were to fall below 5.125%, the Higher Trigger Capital Amount was CHF 10.5 billion and the Higher Trigger Capital Ratio (i.e., the ratio of the Higher Trigger Capital Amount to the aggregate of all RWA of the Group) was 4.2%, both as of the end of 2022.
With respect to the capital instruments that specify a trigger event if the CET1 ratio were to fall below 5%, the Higher Trigger Capital Amount was CHF 14.7 billion and the Higher Trigger Capital Ratio was 5.9%, both as of the end of 2022.
> Refer to the table “BIS capital metrics – Group” for further information on the BIS metrics used to calculate such measures.
Issuances and redemptions
	Currency	Par value at issuance (million)	Coupon rate (%)		Description	Year of maturity
Issuances – bail-in instruments
First quarter of 2022	EUR	1,500	2.875		Senior notes	2032
	EUR	2,000	2.125		Senior notes	2026
Second quarter of 2022	JPY	5,000	1.1		Senior notes	2028
Third quarter of 2022	USD	1,500	6.373		Senior notes	2026
	USD	1,750	6.442		Senior notes	2028
	USD	3,000	6.537		Senior notes	2033
	GBP	750	7.0		Senior notes	2027
	GBP	750	7.375		Senior notes	2033
Fourth quarter of 2022	EUR	3,000	7.75		Senior notes	2029
	USD	2,000	9.016		Senior notes	2033
Issuances – capital instruments
Second quarter of 2022	USD	1,650	9.75		Perpetual contingent capital notes	–
Redemptions – bail-in instruments
First quarter of 2022	USD	1,750	3.574		Senior notes	2023
	AUD	176	5.0	[1]	Senior notes	2038
Second quarter of 2022	USD	100	floating rate		Senior notes	2023
	EUR	2,250	1.25		Senior notes	2022
	GBP	600	3.0		Senior notes	2022
Third quarter of 2022	USD	2,000	3.8		Senior notes	2022
Fourth quarter of 2022	JPY	38,700	0.553		Senior notes	2023
	USD	500	floating rate		Senior notes	2023
	USD	1,000	2.997		Senior notes	2023
	EUR	180	floating rate		Senior notes	2022
January 2023 to date	AUD	125	3.5		Senior notes	2024	[2]
	AUD	175	floating rate		Senior notes	2024	[2]
	USD	1,050	floating rate		Senior notes	2024	[3]
Redemptions – capital instruments
Third quarter of 2022	USD	1,500	7.125		Perpetual contingent capital notes	–
1 The interest rate of these zero coupon annual accreting senior callable notes reflected the yield rate of the note.
2 On February 13, 2023, the Group elected to call the notes on the optional call date, March 8, 2023.
3 On January 9, 2023, the Group elected to call the notes on the optional call date, March 8, 2023.

BIS capital metrics
BIS capital metrics – Group
end of	2022	2021	% change
Capital and risk-weighted assets (CHF million)
CET1 capital	35,290	38,529	(8)
Tier 1 capital	50,026	54,373	(8)
Total eligible capital	50,026	54,852	(9)
Risk-weighted assets	250,540	267,787	(6)
Capital ratios (%)
CET1 ratio	14.1	14.4	–
Tier 1 ratio	20.0	20.3	–
Total capital ratio	20.0	20.5	–
Eligible capital – Group
end of	2022	2021		% change
Eligible capital (CHF million)
Total shareholders' equity	45,129	43,954		3
Adjustments
Regulatory adjustments [1]	(56)	157		–
Goodwill [2]	(2,871)	(2,893)		(1)
Other intangible assets [2]	(53)	(50)		6
Deferred tax assets that rely on future profitability	(141)	(881)		(84)
Shortfall of provisions to expected losses	(120)	(220)		(45)
Gains/(losses) due to changes in own credit on fair-valued liabilities	(4,056)	2,144		–
Defined benefit pension assets [2]	(3,289)	(3,280)		0
Investments in own shares	(409)	(477)		(14)
Other adjustments [3]	1,156	75		–
Total adjustments	(9,839)	(5,425)		81
CET1 capital	35,290	38,529		(8)
High-trigger capital instruments (7% trigger)	10,495	11,399		(8)
Low-trigger capital instruments (5.125% trigger)	4,241	4,445		(5)
Additional tier 1 capital	14,736	15,844		(7)
Tier 1 capital	50,026	54,373		(8)
Tier 2 low-trigger capital instruments (5% trigger)	0	479		(100)
Tier 2 capital	0	479	[4]	(100)
Total eligible capital	50,026	54,852	[4]	(9)
1 Includes certain adjustments, such as a cumulative dividend accrual.
2 Net of deferred tax liability.
3 Includes reversals of cash flow hedge reserves.
4
Amounts are shown on a look-through basis. Certain tier 2 instruments were subject to phase out and are no longer eligible as of January 1, 2022. As of 2021, total eligible capital was CHF 55,074 million, including CHF 222 million of such instruments, and the total capital ratio was 20.6%.

Capital movement – Group
	2022	2021
CET1 capital (CHF million)
Balance at beginning of period	38,529	35,361
Net income/(loss) attributable to shareholders	(7,293)	(1,650)
Foreign exchange impact [1]	(106)	691
Issuance of common shares	3,886	0
Regulatory adjustment of deferred tax assets relating to net operating losses	802	225
of which valuation allowance [2]	1,700	–
of which reclassification of deferred tax assets [3]	(441)	–
of which other regulatory adjustments	(457)	–
Regulatory adjustment of goodwill and intangible assets, net of deferred tax liability	29	1,616
Issuance of Mandatory Convertible Notes	0	1,652	[4]
Impact from the reduction of the investment in Allfunds Group	(71)	862	[5]
Reversal of unrealized gains on certain equity investments not eligible for CET1 recognition	(87)	432
Dividends	(211)	227
Repurchase of shares under the share buyback program	0	(305)
Other [6]	(188)	(582)
Balance at end of period	35,290	38,529
Additional tier 1 capital (CHF million)
Balance at beginning of period	15,844	15,841
Foreign exchange impact	204	543
Issuances	1,602	0
Redemptions	(1,439)	0
Other [7]	(1,475)	(540)
Balance at end of period	14,736	15,844
Tier 2 capital (CHF million)
Balance at beginning of period	479	961
Foreign exchange impact	33	36
Other [8]	(512)	(518)
Balance at end of period	0	479
Eligible capital (CHF million)
Balance at end of period	50,026	54,852
1 Includes US GAAP cumulative translation adjustments and the foreign exchange impact on regulatory CET1 adjustments.
2 Reflects the partial reversal of the valuation allowance relating to the reassessment of the deferred tax asset as a result of the comprehensive strategic review.
3
Reflects the reclassification of deferred tax assets related to the Group’s tax election to accelerate the tax loss recognition of a previously recognized deferred tax asset on timing differences in 2021.

4 Reflects the regulatory capital impact of the issuance of Mandatory Convertible Notes, net of fees and expenses.
5 Reflects regulatory adjustments relating to the initial public offering of Allfunds Group and the subsequent reduction of our equity investment to below 10%.
6 Includes the net effect of share-based compensation and a regulatory adjustment of defined benefit pension plan assets.
7 Primarily reflects valuation impacts.
8 Includes the impact of the prescribed amortization requirement as instruments move closer to their maturity date.

Our CET1 ratio was 14.1% as of the end of 2022 compared to 14.4% as of the end of 2021. Our tier 1 ratio was 20.0% as of the end of 2022 compared to 20.3% as of the end of 2021. Our total capital ratio was 20.0% as of the end of 2022 compared to 20.5% as of the end of 2021.
CET1 capital of CHF 35.3 billion as of the end of 2022 decreased 8% compared to CHF 38.5 billion as of the end of 2021. The decrease in CET1 capital was mainly due to the net loss attributable to shareholders, which included a valuation allowance of CHF 3,655 million relating to the reassessment of deferred tax assets as a result of the comprehensive strategic review. This decrease was partially offset by the issuance of common shares relating to the capital increases and a regulatory adjustment of deferred tax assets relating to net operating losses of CHF 802 million, which included CHF 1,700 million for the partial reversal of the valuation allowance relating to the reassessment of deferred tax assets as a result of the comprehensive strategy review and a deferred tax assets reclassification of CHF (441) million related to the Group’s tax election to accelerate the tax loss recognition of a previously recognized deferred tax asset on timing differences in 2021.
Additional tier 1 capital of CHF 14.7 billion as of the end of 2022 decreased 7% compared to CHF 15.8 billion as of the end of 2021, mainly due to redemptions of high-trigger capital instruments and valuation impacts, partially offset by issuances of high-trigger capital instruments.
Tier 2 capital of CHF 0.0 billion as of the end of 2022 decreased 100% compared to CHF 0.5 billion as of the end of 2021, mainly due to the impact of the prescribed amortization requirement as instruments moved closer to their maturity date.
Total eligible capital of CHF 50.0 billion as of the end of 2022 decreased 9% compared to CHF 54.9 billion as of the end of 2021, mainly reflecting the decreases in CET1 capital and additional tier 1 capital.
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
For capital purposes, FINMA, in line with BIS requirements, uses a multiplier to impose an increase in market risk capital for every regulatory VaR backtesting exception above four in the prior rolling 12-month period. In 2022, our market risk capital multiplier remained at FINMA and BIS minimum levels and we did not experience an increase in market risk capital.
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

Risk-weighted assets – Group
end of	Wealth Management	Investment Bank	Swiss Bank	Asset Management	Corporate Center	Group
2022 (CHF million)
Credit risk	35,423	47,005	61,866	6,279	10,442	161,015
Market risk	2,881	10,053	82	52	1,957	15,025
Operational risk	16,245	17,102	7,142	2,002	32,009	74,500
Risk-weighted assets	54,549	74,160	69,090	8,333	44,408	250,540
2021 (CHF million)
Credit risk	41,061	56,389	61,917	6,395	18,043	183,805
Market risk	2,899	11,524	88	69	1,775	16,355
Operational risk	16,014	16,400	6,759	1,982	26,472	67,627
Risk-weighted assets	59,974	84,313	68,764	8,446	46,290	267,787
Risk-weighted assets movements
RWA decreased 6% to CHF 250.5 billion as of the end of 2022 from CHF 267.8 billion as of the end of 2021, mainly driven by movements in risk levels in credit risk. This decrease was partially offset by increases in internal model and parameter updates in operational and credit risk.
Excluding the foreign exchange impact, the decrease in credit risk was primarily driven by movements in risk levels attributable to book size, mainly due to decreases in lending exposures in Wealth Management and the Investment Bank, and the impact of the valuation allowance relating to the reassessment of deferred tax assets as a result of the comprehensive strategic review reflected in the Corporate Center. The movement also included a decrease in derivative exposures and secured financing exposures, mainly in the Investment Bank, including the impact of the substantially completed exit of the prime services franchise and deleveraging resulting from the significant deposit outflows the Group experiences in the fourth quarter of 2022, and a decrease in our equity exposures relating to the sale of our investment in Allfunds Group reflected in Wealth Management.
Excluding the foreign exchange impact, the decrease in market risk was primarily driven by internal model and parameter updates in the Investment Bank, mainly reflecting time series updates as COVID-19 volatility rolled out of the two-year VaR window.
Excluding the foreign exchange impact, the increase in operational risk was mainly driven by internal model and parameter updates based on changes made in the AMA model to reflect increased litigation provisions, in addition to the annual recalibration of the model. Allocation to divisions has also changed year-on-year due to annual recalibration of allocation keys performed in the fourth quarter of 2022.

Risk-weighted asset movement by risk type – Group
2022	Wealth Management	Investment Bank	Swiss Bank	Asset Management	Corporate Center	Total
Credit risk (CHF million)
Balance at beginning of period	41,061	56,389	61,917	6,395	18,043	183,805
Foreign exchange impact	(439)	82	(124)	119	372	10
Movements in risk levels	(6,758)	(9,974)	(2,433)	(235)	(7,778)	(27,178)
of which credit risk – book size [1]	(7,488)	(9,367)	(1,757)	(6)	(8,702)	(27,320)
of which credit risk – book quality [2]	730	(607)	(676)	(229)	924	142
Model and parameter updates – internal [3]	127	148	1,984	0	(195)	2,064
Model and parameter updates – external [4]	1,432	360	522	0	0	2,314
Balance at end of period	35,423	47,005	61,866	6,279	10,442	161,015
Market risk (CHF million)
Balance at beginning of period	2,899	11,524	88	69	1,775	16,355
Foreign exchange impact	47	251	(1)	(12)	29	314
Movements in risk levels	117	(441)	74	(27)	(27)	(304)
Model and parameter updates – internal [3]	(182)	(1,281)	(79)	22	180	(1,340)
Balance at end of period	2,881	10,053	82	52	1,957	15,025
Operational risk (CHF million)
Balance at beginning of period	16,014	16,400	6,759	1,982	26,472	67,627
Foreign exchange impact	204	154	58	25	86	527
Movements in risk levels	174	(174)	0	0	0	0
Model and parameter updates – internal [3]	(147)	722	325	(5)	5,451	6,346
Balance at end of period	16,245	17,102	7,142	2,002	32,009	74,500
Total (CHF million)
Balance at beginning of period	59,974	84,313	68,764	8,446	46,290	267,787
Foreign exchange impact	(188)	487	(67)	132	487	851
Movements in risk levels	(6,467)	(10,589)	(2,359)	(262)	(7,805)	(27,482)
Model and parameter updates – internal [3]	(202)	(411)	2,230	17	5,436	7,070
Model and parameter updates – external [4]	1,432	360	522	0	0	2,314
Balance at end of period	54,549	74,160	69,090	8,333	44,408	250,540
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

Leverage metrics
Credit Suisse has adopted the BIS leverage ratio framework, as issued by the BCBS and implemented in Switzerland by FINMA. Under the BIS framework, the leverage ratio measures tier 1 capital against the end-of-period exposure. As used herein, leverage exposure consists of period-end balance sheet assets and prescribed regulatory adjustments, such as derivative financial instruments, securities financing transactions and off-balance sheet exposures.
Leverage exposure – Group
end of	2022	2021
Leverage exposure (CHF million)
Wealth Management	179,378	233,228
Investment Bank	211,601	347,774
Swiss Bank	220,026	247,509
Asset Management	2,499	2,737
Corporate Center	37,047	57,889
Leverage exposure	650,551	889,137
The leverage exposure of CHF 650.6 billion as of the end of 2022 decreased 27% compared to CHF 889.1 billion as of the end of 2021. The movement was mainly due to a decrease in the consolidated balance sheet. The balance sheet decrease was primarily due to lower HQLA, mainly in the Investment Bank and Wealth Management, reflecting a significant reduction in cash held at central banks and reductions in non-HQLA, both as a result of the deposit outflows the Group experiences in the fourth quarter of 2022. The decrease also reflected certain other business reductions.
> Refer to “Balance sheet and off-balance sheet” for further information on the movement in the Group’s consolidated balance sheet.
Leverage exposure components – Group
end of	2022	2021	% change
Leverage exposure (CHF million)
Total assets	531,358	755,833	(30)
Adjustments
Difference in scope of consolidation and tier 1 capital deductions [1]	(8,518)	(9,386)	(9)
Derivative financial instruments	43,642	55,901	(22)
Securities financing transactions	2,402	(8,546)	–
Off-balance sheet exposures	78,811	93,286	(16)
Other	2,856	2,049	39
Total adjustments	119,193	133,304	(11)
Leverage exposure	650,551	889,137	(27)
1
Includes adjustments for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation and tier 1 capital deductions related to balance sheet assets.

BIS leverage metrics – Group
end of	2022	2021	% change
Capital and leverage exposure (CHF million)
CET1 capital	35,290	38,529	(8)
Tier 1 capital	50,026	54,373	(8)
Leverage exposure	650,551	889,137	(27)
Leverage ratios (%)
CET1 leverage ratio	5.4	4.3	–
Tier 1 leverage ratio	7.7	6.1	–
BIS leverage ratios – Group
The CET1 leverage ratio was 5.4% as of the end of 2022, compared to 4.3% as of the end of 2021, reflecting significantly lower leverage exposure and higher CET1 capital. The tier 1 leverage ratio was 7.7% as of the end of 2022, compared to 6.1% as of the end of 2021, mainly reflecting significantly lower leverage exposure.
Swiss metrics
Swiss capital metrics
As of the end of 2022, our Swiss CET1 capital was CHF 35.3 billion and our Swiss CET1 ratio was 14.1%. Our going concern capital was CHF 50.0 billion and our going concern capital ratio was 19.9%. Our gone concern capital was CHF 49.1 billion and our gone concern capital ratio was 19.6%. Our total loss-absorbing capacity was CHF 99.1 billion and our TLAC ratio was 39.5%.
Swiss capital metrics – Group
end of	2022	2021	% change
Swiss capital and risk-weighted assets (CHF million)
Swiss CET1 capital	35,290	38,529	(8)
Going concern capital	50,026	54,372	(8)
Gone concern capital	49,117	46,648	5
Total loss-absorbing capacity	99,143	101,020	(2)
Swiss risk-weighted assets	250,963	268,418	(7)
Swiss capital ratios (%)
Swiss CET1 ratio	14.1	14.4	–
Going concern capital ratio	19.9	20.3	–
Gone concern capital ratio	19.6	17.4	–
TLAC ratio	39.5	37.6	–
Rounding differences may occur.

Swiss capital and risk-weighted assets – Group
end of	2022	2021		% change
Swiss capital (CHF million)
CET1 capital – BIS	35,290	38,529		(8)
Swiss CET1 capital	35,290	38,529		(8)
Additional tier 1 high-trigger capital instruments	10,495	11,398		(8)
Grandfathered additional tier 1 low-trigger capital instruments	4,241	4,445		(5)
Swiss additional tier 1 capital	14,736	15,843		(7)
Going concern capital	50,026	54,372		(8)
Bail-in debt instruments	49,117	44,251		11
Tier 2 low-trigger capital instruments	0	479		(100)
Tier 2 amortization component	0	1,918		(100)
Gone concern capital	49,117	46,648	[1]	5
Total loss-absorbing capacity	99,143	101,020		(2)
Risk-weighted assets (CHF million)
Risk-weighted assets – BIS	250,540	267,787		(6)
Swiss regulatory adjustments [2]	423	631		(33)
Swiss risk-weighted assets	250,963	268,418		(7)
1
Amounts are shown on a look-through basis. Certain tier 2 instruments and their related tier 2 amortization components were subject to phase out and are no longer eligible as of January 1, 2022. As of 2021, gone concern capital was CHF 46,897 million, including CHF 249 million of such instruments.

2 Primarily includes differences in the credit risk multiplier.
Swiss leverage metrics – Group
end of	2022	2021	% change
Swiss capital and leverage exposure (CHF million)
Swiss CET1 capital	35,290	38,529	(8)
Going concern capital	50,026	54,372	(8)
Gone concern capital	49,117	46,648	5
Total loss-absorbing capacity	99,143	101,020	(2)
Leverage exposure	650,551	889,137	(27)
Swiss leverage ratios (%)
Swiss CET1 leverage ratio	5.4	4.3	–
Going concern leverage ratio	7.7	6.1	–
Gone concern leverage ratio	7.6	5.2	–
TLAC leverage ratio	15.2	11.4	–
Rounding differences may occur.
Swiss leverage metrics
The leverage exposure used in the Swiss leverage ratios is measured on the same period-end basis as the leverage exposure for the BIS leverage ratio. As of the end of 2022, our Swiss CET1 leverage ratio was 5.4%, our going concern leverage ratio was 7.7%, our gone concern leverage ratio was 7.6% and our TLAC leverage ratio was 15.2%.

Bank regulatory disclosures
The following capital, RWA and leverage disclosures apply to the Bank. The business of the Bank is substantially the same as that of the Group, including business drivers and trends relating to capital, RWA and leverage metrics.
> Refer to “BIS capital metrics”, “Risk-weighted assets”, “Leverage metrics” and “Swiss metrics” for further information.
BIS capital metrics – Bank
end of	2022	2021	% change
Capital and risk-weighted assets (CHF million)
CET1 capital	40,987	44,185	(7)
Tier 1 capital	54,843	59,110	(7)
Total eligible capital	54,843	59,589	(8)
Risk-weighted assets	249,536	266,934	(7)
Capital ratios (%)
CET1 ratio	16.4	16.6	–
Tier 1 ratio	22.0	22.1	–
Total capital ratio	22.0	22.3	–
The Bank’s CET1 ratio was 16.4% as of the end of 2022 compared to 16.6% as of the end of 2021. The Bank’s tier 1 ratio was 22.0% as of the end of 2022 compared to 22.1% as of the end of 2021. The Bank’s total capital ratio was 22.0% as of the end of 2022 compared to 22.3% as of the end of 2021.
CET1 capital of CHF 41.0 billion as of the end of 2022 decreased 7% compared to CHF 44.2 billion as of the end of 2021. The decrease in CET1 capital was mainly due to the net loss attributable to shareholders, which included a valuation allowance of CHF 3,655 million relating to the reassessment of deferred tax assets as a result of the comprehensive strategic review. These decreases were partially offset by a capital contribution from the Group following the Group’s issuance of common shares.
Additional tier 1 capital of CHF 13.9 billion as of the end of 2022 decreased 7% compared to CHF 14.9 billion as of the end of 2021, mainly due to redemptions of high-trigger capital instruments and valuation impacts, partially offset by issuances of high-trigger capital instruments.
Eligible capital and risk-weighted assets – Bank
end of	2022		2021		% change
Eligible capital (CHF million)
Total shareholders' equity	47,871		47,390		1
Regulatory adjustments [1]	(483)		(670)		(28)
Other adjustments [2]	(6,401)		(2,535)		153
CET1 capital	40,987		44,185		(7)
Additional tier 1 instruments	13,856	[3]	14,925		(7)
Additional tier 1 capital	13,856		14,925		(7)
Tier 1 capital	54,843		59,110		(7)
Tier 2 low-trigger capital instruments (5% trigger)	0		479		(100)
Tier 2 capital	0		479	[4]	(100)
Total eligible capital	54,843		59,589	[4]	(8)
Risk-weighted assets by risk type (CHF million)
Credit risk	160,011		182,952		(13)
Market risk	15,025		16,355		(8)
Operational risk	74,500		67,627		10
Risk-weighted assets	249,536		266,934		(7)
1 Includes certain adjustments, such as a cumulative dividend accrual.
2 Includes certain deductions, such as goodwill, other intangible assets and certain deferred tax assets.
3
Consists of high-trigger and low-trigger capital instruments. Of this amount, CHF 10.5 billion consists of capital instruments with a capital ratio write-down trigger of 7% and CHF 3.4 billion consists of capital instruments with a capital ratio write-down trigger of 5.125%.

4
Amounts are shown on a look-through basis. Certain tier 2 instruments were subject to phase out and are no longer eligible as of January 1, 2022. As of 2021, total eligible capital was CHF 59,811 million, including CHF 222 million of such instruments, and the total capital ratio was 22.4%.

Tier 2 capital of CHF 0.0 billion as of the end of 2022 decreased 100% compared to CHF 0.5 billion as of the end of 2021, mainly due to the impact of the prescribed amortization requirement as instruments moved closer to their maturity date.
The Bank’s total eligible capital of CHF 54.8 billion decreased 8% as of the end of 2022 compared to CHF 59.6 billion as of the end of 2021, mainly reflecting the decreases in CET1 capital and additional tier 1 capital.
RWA decreased CHF 17.4 billion to CHF 249.5 billion as of the end of 2022 compared to CHF 266.9 billion as of the end of 2021.

Leverage exposure components – Bank
end of	2022	2021	% change
Leverage exposure (CHF million)
Total assets	530,039	759,214	(30)
Adjustments
Difference in scope of consolidation and tier 1 capital deductions [1]	(5,199)	(6,251)	(17)
Derivative financial instruments	44,611	56,058	(20)
Securities financing transactions	2,402	(8,546)	–
Off-balance sheet exposures	78,842	93,286	(15)
Other	2,856	2,049	39
Total adjustments	123,512	136,596	(10)
Leverage exposure	653,551	895,810	(27)
1
Includes adjustments for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation and tier 1 capital deductions related to balance sheet assets.

BIS leverage metrics – Bank
end of	2022	2021	% change
Capital and leverage exposure (CHF million)
CET1 capital	40,987	44,185	(7)
Tier 1 capital	54,843	59,110	(7)
Leverage exposure	653,551	895,810	(27)
Leverage ratios (%)
CET1 leverage ratio	6.3	4.9	–
Tier 1 leverage ratio	8.4	6.6	–
Swiss capital metrics – Bank
end of	2022	2021	% change
Swiss capital and risk-weighted assets (CHF million)
Swiss CET1 capital	40,987	44,185	(7)
Going concern capital	54,843	59,110	(7)
Gone concern capital	42,930	41,316	4
Total loss-absorbing capacity	97,773	100,426	(3)
Swiss risk-weighted assets	249,953	267,558	(7)
Swiss capital ratios (%)
Swiss CET1 ratio	16.4	16.5	–
Going concern capital ratio	21.9	22.1	–
Gone concern capital ratio	17.2	15.4	–
TLAC ratio	39.1	37.5	–
Rounding differences may occur.
Swiss capital and risk-weighted assets – Bank
end of	2022	2021		% change
Swiss capital (CHF million)
CET1 capital – BIS	40,987	44,185		(7)
Swiss CET1 capital	40,987	44,185		(7)
Additional tier 1 high-trigger capital instruments	10,495	11,382		(8)
Grandfathered additional tier 1 low-trigger capital instruments	3,361	3,543		(5)
Swiss additional tier 1 capital	13,856	14,925		(7)
Going concern capital	54,843	59,110		(7)
Bail-in debt instruments	42,930	38,920		10
Tier 2 low-trigger capital instruments	0	479		(100)
Tier 2 amortization component	0	1,917		(100)
Gone concern capital	42,930	41,316	[1]	4
Total loss-absorbing capacity	97,773	100,426		(3)
Risk-weighted assets (CHF million)
Risk-weighted assets – BIS	249,536	266,934		(7)
Swiss regulatory adjustments [2]	417	624		(33)
Swiss risk-weighted assets	249,953	267,558		(7)
1
Amounts are shown on a look-through basis. Certain tier 2 instruments and their related tier 2 amortization components were subject to phase out and are no longer eligible as of January 1, 2022. As of 2021, gone concern capital was CHF 41,565 million, including CHF 249 million of such instruments.

2 Primarily includes differences in the credit risk multiplier.
Swiss leverage metrics – Bank
end of	2022	2021	% change
Swiss capital and leverage exposure (CHF million)
Swiss CET1 capital	40,987	44,185	(7)
Going concern capital	54,843	59,110	(7)
Gone concern capital	42,930	41,316	4
Total loss-absorbing capacity	97,773	100,426	(3)
Leverage exposure	653,551	895,810	(27)
Swiss leverage ratios (%)
Swiss CET1 leverage ratio	6.3	4.9	–
Going concern leverage ratio	8.4	6.6	–
Gone concern leverage ratio	6.6	4.6	–
TLAC leverage ratio	15.0	11.2	–
Rounding differences may occur.

Shareholders’ equity
Group
The Group’s total shareholders’ equity was CHF 45.1 billion as of the end of 2022 compared to CHF 44.0 billion as of the end of 2021. Total shareholders’ equity was positively impacted by gains on fair value elected liabilities relating to credit risk and the CHF 4.0 billion issuance of common shares in connection with the capital increases, offset by the net loss attributable to shareholders and losses on cash flow hedges.
> Refer to the “Consolidated statements of changes in equity” in VI – Consolidated financial statements – Credit Suisse Group for further information on the Group’s total shareholders’ equity.
Bank
The Bank’s total shareholders’ equity was CHF 47.9 billion as of the end of 2022 compared to CHF 47.4 billion as of the end of 2021. Total shareholders’ equity was positively impacted by gains on fair value elected liabilities and a capital contribution from the Group following the issuance of common shares, offset by a net loss attributable to shareholders and losses on cash flow hedges.
> Refer to the “Consolidated statements of changes in equity” in VIII – Consolidated financial statements – Credit Suisse (Bank) for further information on the Bank’s total shareholders’ equity.
Shareholders' equity and share metrics
	Group			Bank
end of	2022	2021	% change	2022	2021	% change
Shareholders' equity (CHF million)
Common shares	160	106	51	4,400	4,400	0
Additional paid-in capital	38,615	34,938	11	50,879	47,417	7
Retained earnings	23,632	31,064	(24)	7,659	14,932	(49)
Treasury shares, at cost	(428)	(828)	(48)	–	–	–
Accumulated other comprehensive income/(loss)	(16,850)	(21,326)	(21)	(15,067)	(19,359)	(22)
Total shareholders' equity	45,129	43,954	3	47,871	47,390	1
Goodwill	(2,903)	(2,917)	0	(2,868)	(2,881)	0
Other intangible assets	(458)	(276)	66	(452)	(276)	64
Tangible shareholders' equity [1]	41,768	40,761	2	44,551	44,233	1
Shares outstanding (million)
Common shares issued	4,002.2	2,650.7	51	4,399.7	4,399.7	0
Treasury shares	(60.9)	(81.0)	(25)	–	–	–
Shares outstanding	3,941.3	2,569.7	53	4,399.7	4,399.7	0
Par value (CHF)
Par value	0.04	0.04	0	1.00	1.00	0
Book value per share (CHF)
Total book value per share	11.45	17.10	(33)	10.88	10.77	1
Goodwill per share	(0.74)	(1.14)	(35)	(0.65)	(0.65)	0
Other intangible assets per share	(0.11)	(0.10)	10	(0.10)	(0.07)	43
Tangible book value per share [1]	10.60	15.86	(33)	10.13	10.05	1
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
For 2022, there was no publicly announced share repurchase program in place. We purchased 1,388.1 million treasury shares and sold or re-issued 1,347.7 million treasury shares. The treasury shares were purchased through open market transactions, predominantly for market-making purposes and facilitating customer orders and to meet the Group’s delivery obligations with respect to share-based compensation. As of December 31, 2022, the Group held 60.9 million treasury shares.
> Refer to “Note 27 – Accumulated other comprehensive income and additional share information” in VI – Consolidated financial statements – Credit Suisse Group for information on movement in treasury shares.
Issuer purchases of equity securities
in	Total number of shares purchased (million)	[1]	Average price paid per share purchased (CHF)
2022
January	105.3		8.84
February	122.2		8.33
March	142.0		7.18
April	92.3		6.95
May	111.8		6.63
June	140.2		6.15
July	110.2		5.35
August	97.4		5.22
September	144.5		4.68
October	112.1		4.20
November	88.9		3.59
December	121.2		2.87
Total share purchases	1,388.1		–
1
We purchased 1,388.1 million shares in 2022 through open market transactions, predominantly for market-making purposes and facilitating customer orders as well as to meet the Group’s delivery obligations with respect to share-based compensation.

Dividends and dividend policy
Under the Swiss Code of Obligations, dividends may be paid out only if and to the extent the corporation has distributable voluntary retained earnings or distributable legal reserves. In addition, for holding companies, legal reserves may be distributed if they exceed, after deduction of any accumulated losses and reserves for own shares held by subsidiaries, 20% of the share capital specified in the commercial register. Furthermore, dividends may be paid out only after shareholder approval. The Board of Directors may propose that a dividend be paid out, but cannot itself set the dividend. In Switzerland, the auditors are required to confirm whether the appropriation of retained earnings is in accordance with Swiss law and the company’s articles of incorporation. In practice, the shareholders usually approve the dividend proposal of the Board of Directors. Dividends are usually due and payable after the shareholders’ resolution relating to the allocation of profits has been passed. Under the Swiss Code of Obligations, the statute of limitations in respect of claiming the payment of dividends that have been declared is five years.
The dividend payment made in 2022 for the financial year 2021 consisted of a cash distribution of CHF 0.10 per share. 50% of the distribution was paid out of capital contribution reserves, free of Swiss withholding tax and not subject to income tax for Swiss resident individuals holding the shares as a private investment, and 50% was paid out of retained earnings, net of 35% Swiss withholding tax.
Our dividend payment policy seeks to provide investors with an efficient form of capital distribution relative to earnings. Our dividend payment policy is to pay a cash dividend per share, subject to performance and the decision of the Board of Directors and approval of our shareholders in due course.
Our Board of Directors proposes to the shareholders at the Annual General Meeting on April 4, 2023 a cash distribution of CHF 0.05 per share for the financial year 2022, subject to Annual General Meeting approval.
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
> Refer to “Proposed distribution out of capital contribution reserves” in VII – Parent company financial statements – Credit Suisse Group – Proposed appropriation of accumulated losses and capital distribution for further information on dividends.
Dividend per ordinary share
	USD	[1]	CHF
Dividend per ordinary share for the financial year
2021	0.10		0.093266
2020	0.101659		0.10
2019	0.2761		0.2776
2018	0.257126		0.2625
2017	0.249		0.25
1 Represents the distribution on each American Depositary Share. For further information, refer to credit-suisse.com/dividend.

Risk management
As of the end of 2022, the Group had a gross loan portfolio of CHF 265.6 billion, gross impaired loans of CHF 3.4 billion and, in 2022, an average risk management VaR of USD 49 million.
In 2022, we continued to strengthen our risk management capabilities. These improvements supported the navigation of the macroeconomic/geopolitical turmoil, notably Russia’s invasion of Ukraine. We initiated risk appetite adjustments to support the strategic changes of the Group, while continuing to drive our culture transformation.
Our discussion of risk management includes the following main sections:
■ Key risk developments provides an overview of topics with an actual or potential impact on risk management that have been important for the Group.
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
Liquidity risk management
As previously disclosed, during early fourth quarter of 2022, Credit Suisse began experiencing significantly higher withdrawals of cash deposits as well as non-renewal of maturing time deposits. However, as the quarter progressed, these outflows stabilized to much lower levels but had not yet reversed by year end. While these outflows led the bank to partially utilize liquidity buffers at the Group and legal entity level, and we fell below certain legal entity level requirements, at the Group level we always maintained the core regulatory requirements of the liquidity coverage ratio (LCR) and the net stable funding ratio (NSFR). Remediation plans were prepared, initiated and implemented to mitigate these outflows, including accessing the public and private markets.
Russia’s invasion of Ukraine
In response to Russia’s invasion of Ukraine in late February 2022, the US, EU, UK, Switzerland and other countries across the world imposed severe sanctions against Russia’s financial system and on Russian government officials and Russian business leaders. We are continuously assessing the impact of sanctions already imposed, Russian government countermeasures and potential future escalations on our exposures and client relationships.
> Refer to “Other information” in II – Operating and financial review – Credit Suisse for further information.
Inflation concerns and recession risk
In the major economies, annual inflation rates stayed far above central bank target levels for most of 2022 but started to decrease at the end of 2022. In early 2023, energy prices eased and the improved functioning of supply chains reduced the upward pressure on prices of goods. However, price pressures have transitioned to the services sector while low unemployment rates have pushed wages up. The Fed and other major central banks have slowed the pace of monetary policy tightening in late 2022 and early 2023 but have continued to stress that policy interest rates may be further increased. Further significant increases in interest rates carry the risk of triggering a recession. We periodically assess the resilience and potential vulnerabilities in our exposures, should the global economy deteriorate into recession.
Energy supply disruptions
Russia, which is the major source of European energy imports, has significantly reduced or even halted gas flows through various pipelines to Western Europe. High energy costs are expected to squeeze consumer spending for other goods and services and increase costs across global supply chains. Furthermore, gas-intensive European industries such as chemicals and metals face the challenge of having to adjust to permanently higher energy prices. We assessed the potential portfolio implications on eurozone countries and energy-intensive industries. Also, as part of managing operational resilience and business continuity risks, we are assessing a range of energy supply shortage scenarios and have implemented mitigation measures addressing potential operational disruptions that may occur in European countries where Credit Suisse operates.

Emerging markets
The challenges facing emerging market countries increased during 2022 and are expected to persist in 2023. In Türkiye and in some Latin American countries such as Brazil and Peru, downside risks driven by elevated debt levels and political and social instability were further exacerbated by high inflation and US dollar appreciation. China’s economic activity was also adversely impacted, mainly driven by its zero COVID-19 policy, the real estate sector’s troubles and weaker global demand. However, the recently announced relaxation of China’s COVID-19 restrictions is expected to stimulate the country’s economic recovery and support global economic growth. We continue to closely monitor and conduct frequent reviews into our emerging markets country exposures.
Cyber risk
The financial industry continues to be increasingly reliant on technology, faces dynamic cyber threats from a variety of actors and new technology vulnerabilities are being discovered. We continue to invest in our information and cybersecurity programs in order to strengthen our ability to anticipate, detect, defend against and recover from cyber attacks. We regularly assess the effectiveness of our key controls and conduct ongoing employee training and awareness activities, including for key management personnel, in order to seek to strengthen resilience of our systems and promote a strong cyber risk culture.
Swiss property market
Property prices remained on an upward trend in 2022 as a result of continued contained supply despite sharp increases in Swiss mortgage rates. As previously reported, the Swiss Federal Council at the request of the SNB reactivated the Swiss countercyclical capital buffer from September 2022. Since September 30, 2022, banks, such as Credit Suisse, are required to hold additional CET1 capital amounting to 2.5% of RWA pertaining to mortgage loans that are directly or indirectly secured by residential real estate in Switzerland. We regularly monitor risks in our Swiss residential mortgage loan portfolio.
Strategy execution
On October 27, 2022, Credit Suisse announced a series of decisive actions following a strategic review conducted by the Board of Directors (Board) and Executive Board, focused on a restructuring of the Investment Bank, an accelerated cost transformation, and strengthened and reallocated capital. The strategic transformation entails significant execution risks that could adversely affect the bank. We strengthened our leadership of Credit Suisse through changes in the Board and enhanced our Executive Board with a team bringing relevant experience and a track record of execution. We are regularly monitoring market conditions as well as our operating processes and controls for heightened risk exposures and applying mitigating actions to minimize disruption to our businesses, clients, employees and operational readiness for the execution of our strategic transformation.
Risk management oversight
Prudent risk-taking in line with the Group’s strategic priorities is fundamental to our business and success. The primary objectives of risk management are to protect our financial strength and reputation, while ensuring that capital is well deployed to support business activities in line with the Group strategy. The Group’s risk management framework is based on transparency, management accountability and independent oversight.
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
■ Actively monitor risks and take mitigating actions where they fall outside accepted levels; and
■ Breaches of risk limits, flags or tolerances are identified, analyzed and escalated, and large, repeated or unauthorized exceptions may lead to terminations, adverse adjustments to compensation or other disciplinary action.
Culture
Our culture encompasses a shared set of values across the Group that fosters the importance, understanding and control of risk.
We seek to promote a strong risk culture where employees are empowered to take accountability for identifying and escalating risks and for challenging inappropriate actions. Expectations on risk culture are regularly communicated by senior management, reinforced through policies and training, and considered in the performance assessment and compensation processes and, with respect to employee conduct, assessed by formal disciplinary review committees. The Group’s Code of Conduct is based on our shared corporate values and sets forth the behavioral expectations of our employees and members of the Board, in order to maintain and strengthen our reputation for integrity, fair dealing and measured risk-taking.

In 2022, we strengthened our approach to risk culture with the development of a risk culture framework that is made up of expected organizational “behaviors” and “foundations”. The purpose of our risk culture framework is to help us understand in more detail what a strong risk culture is and to foster it across Credit Suisse. We also started to measure our progress with a risk culture dashboard and developed a comprehensive action plan to increase awareness. As started in 2021, we have continued embedding risk culture into our performance and compensation processes. Additional activities in 2022 focused on addressing the findings from our employee survey to strengthen our culture and to further embed our organizational purpose and values.
> Refer to “Purpose & Strategy” in our Sustainability Report, available on credit-suisse.com/sustainabilityreport, for further information on our approach to culture.
Governance
Effective governance sets a solid foundation for comprehensive risk management discipline. The Group’s risk governance framework is based on a “three lines of defense” governance model, where each line has a specific role with defined responsibilities and works in close collaboration to identify, assess and mitigate risks.
The first line of defense represents the business area or function that allows the risk to enter the Group from clients, employees or other third parties or events and is responsible for identifying, measuring, managing and reporting risks on a front-to-back basis in line with the Board’s risk appetite. The first line of defense is fully accountable for managing risks inherent in its activities.
The second line of defense consists of independent risk management, compliance and control functions which are responsible for establishing risk management framework and associated control standards, and providing independent challenge to the activities, processes and controls carried out by the first line of defense. In this context, the Risk function (Risk), for example, is responsible for articulating and designing the risk appetite framework across the Group. The second line of defense can perform and complement the responsibility of identification, measurement, management and reporting of risks, while the first line of defense retains the overall accountability for risk management related to its activities. Independent risk management in the second line of defense is not limited to the Risk and Compliance functions.
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
> Refer to “Board of Directors” and “Executive Board” in IV – Corporate Governance for further information.
Board of Directors
The Board is responsible for our overall strategic direction, supervision and control, and for defining our overall tolerance for risk. In particular, the Board approves the risk management framework and sets overall risk appetite for the Group in consultation with its Risk Committee (Risk Committee), among other responsibilities and authorities defined in the Organizational Guidelines and Regulations (OGR).
The Board has six standing committees: the Governance and Nominations Committee, the Audit Committee, the Compensation Committee, the Conduct and Financial Crime Control Committee, the Risk Committee and the Digital Transformation and Technology Committee. In addition, the Board has one advisory committee, the Sustainability Advisory Committee. These committees assist the Board in fulfilling its oversight responsibilities, including risk management.
> Refer to “Board of Directors” in IV – Corporate Governance for further information.
Executive Board
The Executive Board is responsible for establishing our strategic business plans, subject to approval by the Board, and implementing such plans. It further reviews and coordinates significant initiatives and approves Group-wide policies. The CRO and the Chief Compliance Officer of the Group (CCO) represent the Risk and Compliance functions, respectively, and provide regular information and reports to the Executive Board and the Board.
The Executive Board currently has five standing committees: the Executive Board Risk Management Committee (ExB RMC), the Group Capital Allocation and Liability Management Committee, the Credit Suisse AG Parent Capital Allocation, Liability and Risk Management Committee, Valuation Risk Management Committee and the Group Conduct Board.
> Refer to “Executive Board” in IV – Corporate Governance for further information.
Risk function
Risk, headed by the CRO, is an independent global function responsible for providing risk management oversight and establishing a holistic risk and control framework. Risk engages with the business divisions and aims to provide effective challenge, to enable sustainable and balanced risk taking and support the Group’s long-term value creation. As part of this role, the function promotes accountability and risk ownership across the Group, defines, monitors and manages its risk appetite and implements and monitors risk relevant policies and procedures.
The organizational structure of Risk is aligned to oversee the key risk types across the business divisions and legal entities.
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
Risk capacity is the maximum level of risk that we can assume, given our current level of resources before breaching any constraints determined by liquidity and capital requirements, the operational environment and our responsibilities to depositors, shareholders, investors and other stakeholders. Risk appetite expresses the aggregate level and types of risk we are willing to assume within our risk capacity to achieve our strategic objectives and business plan. Risk profile is a point-in-time assessment of our net risk exposures aggregated within and across each relevant risk category and is expressed in a variety of different quantitative risk metrics and qualitative risk observations. The size of our risk profile is restricted to the planned level of our risk appetite through the use of risk constraints, such as limits, flags and tolerances. In response to the Archegos matter and related regulatory observations, in 2022, Credit Suisse launched a proposal to streamline and enhance the suite of quantitative risk constraints. The enhanced risk constraints framework reduces the available constraints from five types to three: limits, flags and tolerances (the latter only for non-financial risk and model risk).
Key aspects and process
The Group risk appetite framework is governed by an overarching global policy that encompasses the suite of specific policies, processes and systems with which the risk constraints are calibrated and the risk profile is managed. Strategic risk objectives (SROs) are effectively embedded across our organization at the Group, business division and legal entity level through a suite of different types of risk measures (quantitative and qualitative) as part of our efforts to ensure we operate within the thresholds defined by the Board. The SROs are regularly assessed as part of our continuing enhancements to our risk management processes. In February 2023, the Board approved an enhanced set of SROs to support the Group’s strategic objectives which consists of:
■ promoting stability of earnings to support performance in line with financial objectives;
■ ensuring sound management of funding and liquidity in normal and stressed conditions;
■ maintaining capital adequacy under both normal and stressed conditions;
■ maintaining the integrity of our business and operations;
■ controlling concentrations within position risk or revenues which may pose a material risk to the Group; and
■ managing environmental, social and governance risks as well as impacts related to the provision of financial services in line with our sustainability principles and commitments.
Group-wide risk appetite is reviewed in partnership with the financial and capital planning process at least annually, based on bottom-up forecasts, risk-reward and divisional objectives that reflect planned risk usage by the businesses and top-down, in alignment with Board-driven strategic risk objectives and risk appetite. Scenario-based stress testing of financial and capital plans is an essential element in the risk appetite calibration process, through which our strategic risk objectives, financial resources and business plans are aligned. The capital plans are also analyzed using our economic capital coverage ratio, which provides a further means of assessing bottom-up risk plans with respect to available capital resources. The Group-wide risk appetite is approved through a number of internal governance forums, including the ExB RMC, the Risk Committee and, subsequently, by the Board. Ad hoc risk appetite reviews may be triggered by material market events, material loss events, material revisions to the financial and capital plans, the internal capital adequacy assessment process (ICAAP) results as well as following breaches of Board-level risk constraints.

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
■ A risk appetite statement is determined and approved annually by the Board, and is based on the strategic risk objectives, the comprehensive scenario stress testing of our forecasted financial results and capital requirements, and our economic capital framework. The risk appetite statement comprises quantitative and qualitative risk measures necessary for adequate control of the risk appetite across the organization. A review of the top-down and bottom-up risk appetite levels and their allocation between divisions and legal entities is performed.
■ Separate legal entity risk appetite frameworks aligned to local regulatory requirements are in place for material subsidiaries. An integrated annual planning process is designed to ensure that individual legal entity risk appetites are consistent with Group levels.
■ Divisional risk committees are responsible for allocating risk appetite within the respective divisions based on individual business line reviews and requirements.
Bottom-up:
■ Planned risk levels and related risk appetite requests are provided by divisional business experts in conjunction with financial and capital plans in order to promote consistency with the business strategy. Risk plans are reviewed by the relevant risk management committees.
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
■ Quantitative constraints represent constraints that are used to manage identified quantifiable risks and exist in the form of limits, flags and tolerances.
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
■ Limits are specific threshold levels for a given risk metric. Limits are hard or binding thresholds that require discussion to avoid a breach and trigger immediate remediating action if a breach occurs.
■ Flags are early warning indicators of potentially high utilizations of the Group’s actual risk profile compared to its approved risk appetite, which serve primarily as a soft threshold intended to steer risk exposures. Flags can be set to calibrate or test future limits.
■ Tolerances are designed as management constraints for non-financial risk and model risk management to initiate discussion. Breach of a tolerance level triggers review by the relevant constraint authority.
With respect to limits, flags and tolerances, established criteria are applied in the selection of the appropriate risk constraint, including the assessment of (i) the materiality of the respective risk metric with regard to its contribution to the overall Group risk appetite; (ii) the importance of the risk constraint to the organization from a qualitative perspective; (iii) the characteristic of the respective risk, e.g., risk concentrations or high priority risk for the Group; and (iv) the availability of mitigating actions to manage the risk profile of the Group in relation to the respective risk.
We have established a constraint structure which manages the Group’s risk profile using multiple metrics, including VaR, scenario analysis, economic risk capital and various exposure limits at the Group level. The overall risk limits for the Group are set by the Board in consultation with its Risk Committee and are binding. In the fourth quarter of 2022, following significant deposit and net asset outflows as previously disclosed, we observed breaches of our internal Board level liquidity constraints. However, at the Group level, we maintained at all times the core regulatory requirements of the LCR and the NSFR. Additionally, following Russia’s invasion of Ukraine, we breached the Russia country risk limit at the Board level, driven by counterparty ratings downgrades. We subsequently reduced the risk exposure, which remediated the breach.
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
The limit owners are responsible for reviewing warning thresholds for risk limits. They may set warning thresholds for potential limit excesses at any level lower than the approved limits as deemed appropriate after taking into account the nature of the underlying business. A comprehensive risk appetite constraint framework is in place which defines roles and responsibilities, including risk constraint setting and escalation authorities. Risk limit breaches that are not remediated within strictly defined remediation timelines across all risk limits must be escalated to the CRO and the corresponding divisional Executive Board member.
Risk coverage and management
We use a wide range of risk management practices to address the variety of risks that arise from our business activities. Policies, processes, standards, risk assessment and measurement methodologies, risk appetite constraints, and risk monitoring and reporting are key components of our risk management practices. Our risk management practices complement each other in our analysis of potential loss, support the identification of interdependencies and interactions of risks across the organization and provide a comprehensive view of our exposures. We regularly review and update our risk management practices to promote consistency with our business activities and relevance to our business and financial strategies. Our main risk types include the following:
■ Capital risk
■ Credit risk
■ Market risk
■ Non-financial risk
■ Model risk
■ Reputational risk
■ Climate-related risks
■ Business risk
■ Fiduciary risk
■ Pension risk
■ Funding liquidity risk
Funding liquidity risk is the risk that the Group, although solvent, either does not have sufficient financial resources to enable it to meet its obligations as they fall due, or can secure such resources only at excessive cost. Management of funding liquidity risk is described in the “Liquidity and funding management” section of this report.
> Refer to “Liquidity and funding management” for further information on funding liquidity risk.
Capital risk
Definition
Capital risk is the risk that we do not have adequate capital to support our activities and maintain the minimum capital requirements. We maintain a robust and comprehensive framework for assessing capital adequacy, defining internal capital targets and ensuring that these capital targets are consistent with our overall risk profile and the current operating environment.
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
Stress testing is a fundamental element of our Group-wide risk appetite framework included in overall risk management to ensure that our financial position and risk profile provide sufficient resilience to withstand the impact of severe economic conditions. Stress testing results are monitored against limits, and are used in risk appetite discussions and strategic business planning and to support our ICAAP. The ICAAP aims to identify and accurately assess the significance of material risks faced by the Group. As part of the Group-wide ICAAP process, the bank assesses its present financial position and expected changes to the current business profile, the environment in which it expects to operate, its projected business plans, projected financial position and future planned sources of capital. Within the risk appetite framework, the ExB RMC sets Group-wide and divisional stressed position loss limits to correspond to minimum post-stress capital ratios. Currently, limits are set on the basis of BIS CET1 capital ratios. Stress tests also form an integral part of the Group’s capital planning and the recovery and resolution plan (RRP) process. Within the RRP, stress tests provide the indicative scenario severity required to reach recovery and resolution capital levels.

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
We also conduct externally defined stress tests that meet the specific requirements of regulators. For example, as part of various regular stress tests and analyses, FINMA requires a semi-annual loss potential analysis that includes two stress tests. For 2022, the FINMA stress tests included an extreme scenario that sees the world economy experience a severe recession, mainly as a result of the worsening of a European debt crisis, and an alternative scenario with similar severity but opposite evolution of interest rates and inflation (deflation in the former scenario versus supply-driven inflation pressures and rising interest rates in the latter scenario). In 2022, Credit Suisse developed a new persistent stagflation internal scenario to stress capital adequacy as part of its ICAAP. The persistent stagflation scenario envisages continued increases in inflation due to higher commodity prices, supply chain disruptions and overheated labor markets. Aggressive central bank interest rate hikes are envisaged to cause further tightening of financial conditions.
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
We use historical stress testing scenarios to consider the impact of market shocks from relevant periods of extreme market disturbance. The calibration of internal scenarios is influenced by the identification of the most severe moves that have occurred in recent history. Severe flight to quality (SFTQ) is one of the key scenarios used for Group-wide stress testing and risk appetite setting. It is a combination of market shocks and defaults that reflects conditions similar to what followed the 2008/2009 financial crisis. The SFTQ scenario assumes a severe crash across financial markets, along with stressed default rates.
We use forward-looking stress testing scenarios to complement historical scenarios. The forward-looking scenarios are centered on potential macroeconomic, geopolitical or policy threats. We discuss the backdrop to several forward-looking scenarios, review a wide range of scenarios and select those that are most relevant to the analysis of key macroeconomic shocks. Some examples of forward-looking scenarios include global recessionary trends due to the world moving into US- and China-led economic blocks, a so-called emerging markets economic “hard landing” and the impact of monetary policy changes by central banks.
We also use a flight to quality lite scenario (FTQ Lite), which is a one-in-three years likelihood scenario with a lower severity of impact than SFTQ but with a higher likelihood of occurrence. FTQ Lite is used to test the earnings robustness of the Group.
We use reverse stress testing scenarios to complement traditional stress testing and enhance our understanding of business model vulnerabilities. Reverse stress testing leverages the stress results and outcome as evidenced under severe internal capital scenarios. In addition to the modeled impact generated by the scenario, management will assume further idiosyncratic impacts (e.g., non-financial risk incidents, large counterparty defaults, credit rating downgrades, reputational risk and loss of clients) that would lead to business model failure.
Overview of economic risk capital
Economic risk capital measures risks in terms of economic realities rather than regulatory or accounting rules and estimates the amount of capital needed to remain solvent and in business under extreme market, business and operating conditions over the period of one year. This framework allows us to assess, monitor and manage capital adequacy and solvency risk in both “going concern” and “gone concern” scenarios. In a “going concern” scenario, we hold sufficient capital to absorb losses to ensure continuity of service. In a “gone concern” scenario, we hold sufficient capital to absorb unexpected losses at a confidence level of 99.97% and fund an orderly resolution without recourse to public resources. Economic risk capital supplements the Group’s RRP process.
At the level of the Group, economic risk capital is used primarily as a tool for capital management in a “gone concern” scenario, measuring the combined impact from quantifiable risks such as market, credit, operational, pension and expense risk. Additionally, economic risk capital is also used for risk management purposes for specific businesses within the Group.
> Refer to “Capital strategy” and “Regulatory framework” in Capital management for further information on our capital management framework.

Position risk categories
Risks captured
Credit risk	• Risk of counterparty defaults relating to credit exposures directly held in the form of lending products (including loans and credit guarantees) or derivatives and shorter-term exposures such as underwriting commitments and trading book inventory, as well as credit exposures relating to issuers of collateral in lombard and share-backed loans, derivatives, reverse repurchase and securities lending transactions; settlement risk is not captured in the economic risk capital framework
• Potential changes in creditworthiness relating to private banking corporate and retail credit exposures
Non-traded credit spread risk	• Potential changes in creditworthiness relating to investment banking credit exposures as well as to the credit, debit and funding valuation adjustments
Securitized products	• Commercial and residential real estate activities, including mortgage-backed securities, mortgage loans and real estate acquired at auction, and other securitized products, including asset-backed securities
• Benefits from certain market risk hedges
Traded risk	• Interest rates, credit spreads, foreign exchange rates, equity and commodity prices and volatilities, equity risk arbitrage, life finance and litigation activities, and illiquid hedge fund exposures
• Risks currently not implemented in our economic risk capital models for traded risks, primarily for fixed income and equity trading, such as certain basis risks, higher order risks and cross risks between asset classes
Equity investments	• Private equity and other illiquid equity investment exposures
Methodology and scope of economic risk capital
Our economic risk capital model is a set of methodologies used for measuring quantifiable risks associated with our business activities on a consistent basis. It is calculated separately for position risk (reflecting our exposure to market and credit risks), operational risk and other risks, using appropriate methodologies for each risk category. Economic risk capital is calculated by aggregating position, operational and other risks.
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
Governance of capital risk
For capital risk, we have a Group-wide scenario calibration and analysis process, which includes the design of scenarios and the assessment and approval of scenario results. Stress tests are conducted on a regular basis and the results, trend information and supporting analysis are reported to the Board, senior management and regulators. We have a comprehensive set of stress testing models and an established governance for approving new and changed models and methodologies.
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

Main sources of credit risk by division
Wealth Management	Lending against financial collateral and real assets (e.g., real estate, ships, yachts and aircraft) and corporate lending including export finance
Investment Bank	Loan underwriting and lending commitments to corporate clients, markets and trading activities including securities financing and derivatives products with global institutional clients, including banks, insurance companies, asset managers and hedge funds; warehouse facilities for the financing of mortgages and other asset types
Swiss Bank	Real estate financing, lending to corporate clients, lending against financial collateral and retail and consumer lending
Corporate Center	Money market exposure through balance sheet management, credit exposure with central counterparties and legacy positions
The divisions represent Credit Suisse's organizational structure effective from January 1, 2022 to December 31, 2022. As a result of the announced strategy effective from January 1, 2023 and the new organizational structure, a significant portion of exposures will be transferred from the Investment Bank to the Non-Core Unit which will comprise existing legacy positions and those arising from the new strategy. As a result, the Corporate Centre will also be restructured.

Sources of credit risk
Credit risk can arise from the execution of our business strategy in the divisions and includes risk positions such as exposures directly held in the form of lending products (including loans, money market deposits and credit guarantees) or traded products (derivatives, securities financing), shorter-term exposures such as underwriting commitments pending distribution, and settlement risk related to the exchange of cash or securities outside of typical delivery versus payment structures. The main sources of credit risk are presented in the table “Main sources of credit risk by division” and comprise existing portfolios of credit exposure in ongoing business, as well as select portfolios of legacy positions which are considered non-core and do not form part of continuing business.
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
In addition to traditional credit exposure measurement, monitoring and management using current and potential future exposure metrics, we perform counterparty and portfolio credit risk assessments of the impact of various internal stress test scenarios. We assess the impact to credit risk exposures arising from market movements in accordance with the scenario narrative, which can further support the identification of concentration or tail risks. Our scenario suite includes historical scenarios as well as forward-looking scenarios which are used across the Risk function.
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
We use internal rating methodologies consistently for the purposes of approval, establishment and monitoring of credit limits, credit portfolio management, credit policy, management reporting, risk-adjusted performance measurement, economic risk capital measurement and allocation, and financial accounting.
Credit limits
Our credit exposures are managed at the counterparty and ultimate parent level in accordance with credit limits which apply in relation to notional exposure, potential future exposure and stress exposure where appropriate. Credit limits are established to constrain the lending business where exposure is typically related to committed loan amounts, and similarly in relation to the trading business where exposure is typically subject to model-based estimation of future exposure amounts. Credit limits to counterparties and groups of connected companies are subject to formal approval under delegated authority, and where significant in terms of size or risk profile, are subject to further escalation to the Group chief credit officer or the CRO. In addition to credit limits based on current or potential credit exposure, divisions may also apply additional limits to constrain risk based on other risk metrics including stress scenario results.
In addition to counterparty and ultimate parent exposures, credit limits and flags are also applied at the portfolio level to monitor and manage risk concentrations such as to specific industries, countries or products. In addition, credit risk concentration is regularly supervised by credit and risk management committees. Breaches of credit limits and other risk constraints, including stress scenario impacts, are monitored on an ongoing basis with formal escalation procedures in place. Limit breaches require escalation to the relevant limit setting authority.

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
We have an impairment process for loans valued at amortized cost which are specifically classified as potential problem loans, non-performing loans, non-interest-earning loans or restructured loans. The Group maintains specific allowances for credit losses, which we consider to be a reasonable estimate of losses identified in the existing credit portfolio, and provides for credit losses based on a regular and detailed analysis of all counterparties, taking collateral value into consideration, where applicable. If uncertainty exists as to the repayment of either principal or interest, a specific allowance for credit losses is either created or adjusted accordingly. The specific allowance for credit losses is revalued regularly by the recovery management function depending on the risk profile of the borrower or credit-relevant events. We regularly review the appropriateness of allowances for credit losses.
A general allowance for credit losses is estimated for all loans and other financial assets held at amortized cost and related off-balance sheet credit exposures not specifically identified as impaired. The methodology for the calculation of provisions and allowances for credit losses is a forward-looking expected loss approach which meets the requirements of the current expected credit losses (CECL) approach under US GAAP. The method for determining the inherent credit loss in certain lending portfolios is derived from calculating the expected lifetime credit loss via bespoke models and requires significant management judgment by means of a qualitative overlay process. The forward-looking component of the models is reflected through forecasts of portfolio- and region-specific macroeconomic factors. In addition to these factors for systematic risk, the models contain idiosyncratic risk drivers. Qualitative adjustments reflect remaining idiosyncratic and portfolio-specific risks, which are not captured in the models. The calibration of these models is based on internal and/or external data. PD estimates contain a time-dependent, forward-looking component. LGD estimates can contain loan-specific attributes. In addition, selected LGD models contain a forward-looking component. Similar to LGD models, EAD models can contain loan-specific and/or forward-looking information. Model outputs are subject to a monthly review process, and the related expected credit loss assessments require approval. We have established governance for approving the Group’s provision and allowance for expected credit losses on non-impaired credit exposures and also the scenario weighting probabilities and baseline macroeconomic factors.
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
Risk mitigation
Drawn and undrawn credit exposures are managed by taking financial and non-financial collateral supported by enforceable legal documentation, as well as by utilizing credit hedging techniques. Financial collateral in the form of cash, marketable securities (e.g., equities, bonds or funds) and guarantees serves to mitigate the inherent risk of credit loss and to improve recoveries in the event of a default. Financial collateral received in the form of securities is subject to controls on eligibility and is supported by frequent market valuation depending on the asset class and are monitored to determine whether any margin calls are required to ensure exposures remain adequately collateralized. Depending on the quality of the collateral, appropriate haircuts are applied for risk management purposes. Collateral monitoring, management and margining are applied to credit exposures resulting from both on balance sheet financing of securities and synthetic financing of positions for clients through derivative contracts.
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
Country risk
As part of our overall risk management process, we manage our credit risk exposures to countries under a comprehensive country risk framework. Under the country risk framework, individual stressed loss limits and potential exposure flags are set on an individual country basis, and exposures are managed on an ongoing basis by a dedicated country risk team. Defined stress scenario analyses are performed on a regular basis. We monitor the concentration of collateral underpinning our OTC derivative and reverse repurchase agreement exposures through monthly reporting, and also monitor the impact of sovereign rating downgrades on collateral eligibility.
Governance of credit risk
Credit risk is managed and controlled by the Credit Risk function and governed by a comprehensive framework of policies and committees. Key processes are reviewed through supervisory checks on a regular basis by Credit Risk, including the Group chief credit officer. Overall, credit risk is managed through a combination of divisional and legal entity risk controls, including by risk management committees and sub-committees, complemented by aggregate views of credit exposure at the Group level.
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
Traded market risk
Sources of traded market risk
Market risks mainly arise from our trading activities, primarily in the Investment Bank. Our trading activities typically include fair-valued positions and risks arising from our involvement in primary and secondary market activities, for client facilitation and market-making purposes, including derivatives markets.
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
Evaluation and management of traded market risk
We use market risk measurement and management methods capable of calculating comparable exposures across our many activities and employ focused tools that can model specific characteristics of certain instruments or portfolios. The tools are used for internal market risk management, internal market risk reporting and external disclosure purposes. Our principal market risk measures for traded market risk are VaR, scenario analysis, as included in our stress testing framework, position risk, as included in our economic risk capital, and sensitivity analysis. These measures complement each other in our market risk assessment and are used to measure traded market risk at the Group level. In addition, a counterparty market risk function is designed to support the management of counterparty risk, leveraging product-related market risk knowledge to complement the credit risk approach. Our risk management practices are regularly reviewed to ensure they remain appropriate and fit for purpose.
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
Our VaR model is based on historical data moves that derive plausible future trading losses. The model is responsive to changes in market conditions through the use of exponential weighting that applies a greater weight to more recent events, and the use of expected shortfall measures to ensure extreme adverse events are considered in the model. We use the same VaR model for risk management (including limit monitoring and financial reporting), regulatory capital calculation and regulatory backtesting purposes, although confidence level, holding period, historical look-back period and the scope of financial instruments considered can be different.
Our risk management VaR uses a rolling two-year historical dataset, a one-day holding period and a 98% confidence level. This means that we would expect daily mark-to-market trading losses to exceed the reported VaR not more than twice on average in 100 trading days over a multi-year observation period. The 98% confidence level VaR is calculated using an equivalent expected shortfall approach. The expected shortfall metric represents the average of the estimated worst losses beyond the confidence level. Risk management VaR is closely aligned to the model we use to measure regulatory VaR for capital purposes. Compared to regulatory VaR, however, it has a wider scope that includes trading book securitizations and banking book positions held at fair value. The scope of our risk management VaR is periodically reviewed to ensure it remains aligned with the internal risk framework and control processes.
For regulatory capital purposes, we operate under the Basel market risk framework which includes the following components for the calculation of regulatory capital: regulatory VaR, stressed VaR, IRC, RNIV, stressed RNIV and a regulatory-prescribed standardized approach for securitizations. The regulatory VaR for capital purposes uses a two-year historical dataset, a ten-day holding period and a 99% confidence level calculated using an expected shortfall approach. This measure is designed to capture risks in the trading book and foreign exchange and commodity risks in the banking book and excludes securitization positions, as these are treated under the securitization approach for regulatory purposes. Stressed VaR replicates the regulatory VaR calculation on the Group’s current portfolio over a continuous one-year observation period that reflects a period of significant financial stress for the Group, selected from a longer historical dataset spanning from 2006 to the present. The historical dataset allows for the capturing of a longer history of potential loss events and helps reduce the pro-cyclicality of the minimum capital requirements for market risk. IRC is a regulatory capital charge for default and migration risk on positions in the trading books that may not be captured adequately by the ten-day holding period assumption of regulatory VaR. RNIV captures a variety of risks, such as certain basis risks, higher order risks and cross risks between asset classes, not adequately captured by the VaR model for example due to lack of sufficient historical market data.
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
Assumptions used in our market risk measurement methods for regulatory capital purposes are compliant with the standards published by the BCBS and other international standards for market risk management. We have approval from FINMA, as well as from other regulators for our subsidiaries, to use our regulatory VaR model in the calculation of market risk capital requirements. Ongoing enhancements to our VaR methodology are subject to regulatory approval or notification depending on their materiality. The model is subject to regular reviews by regulators and the Group’s independent Model Risk Management function.
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

We use a risk factor identification process to identify risks for capture. There are two parts to this process. First, the market data dependency approach systematically determines the risk requirements based on data inputs used by front-office pricing models and compares this with the risk types that are captured by the Group’s VaR model and the RNIV framework. Second, the product-based approach is a qualitative analysis of product types undertaken in order to identify the risk types that those product types would be exposed to. A comparison is again made with the risk types that are captured in the VaR and RNIV frameworks. This process identifies risks that are not yet captured in the VaR model or the RNIV framework. A plan for including these risks in either framework can then be devised. RNIV is captured in both our regulatory capital and economic risk capital framework.
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
Market risk stress testing is also used to model potential outcomes and capture vulnerabilities of the trading portfolios around specific macroeconomic or geopolitical events. These outcomes are used to guide business activities and develop risk management strategies during such events and are often supported with risk constraints, which limit potential loss given the likelihood of the event, in line with the Group’s risk appetite.
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
Traded market risk constraints
Our market risk constraints framework encompasses specific constraints on various market risk measures, including VaR and results of scenario analysis and sensitivity analysis at the Group, Bank, divisional, legal entity, branch and business levels. For example, we have controls over consolidated traded market risk exposures as well as concentrations in the portfolio. Risk constraints are cascaded to lower organizational levels within the businesses. Risk limits are binding and any significant increase in risk exposures is escalated in a timely manner. Market risk limit breaches are subject to a formal escalation procedure and the incremental risk associated with the breach must be approved by the responsible risk manager within the Market Risk function, with escalation to senior management if certain thresholds are exceeded. The majority of the market risk limits are monitored on a daily basis. Limits for which the inherent calculation time is longer or for which the risk profile changes less often are monitored less frequently depending on the nature of the limit (weekly or monthly). The business is mandated to remediate market risk limit breaches within three business days upon notification. Remediation actions that take longer than three days are subject to an out-of-policy remediation process with senior management escalation.
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
Governance of traded market risk
Traded market risk is managed and controlled by the Market Risk function, which includes legal entity and divisional chief risk officers, and governed by a comprehensive framework of policies and committees.
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
Like other models, our VaR model is subject to internal governance including validation by a team of modeling experts that are independent from the model developers. Validation includes identifying and testing the model’s assumptions and limitations, investigating its performance through historical and potential future stress events, and testing that the live implementation of the model behaves as intended. We employ a range of different control processes to help ensure that the models used for traded market risk remain appropriate over time. We have established governance to regularly review model performance and approve any new or amended models.
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
The majority of non-traded foreign exchange risk is associated with our investments in foreign branches, subsidiaries and affiliates denominated in currencies other than the reporting currency of the Group (i.e., Swiss francs) and includes related hedges. This is referred to as “structural foreign exchange risk”. The remaining non-traded foreign exchange risk relates to our banking book positions other than from our investments in foreign operations and is managed under the risk appetite framework for traded market risk.
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
Structural foreign exchange risk is actively managed by Treasury through the execution of currency hedges with the aim of neutralizing the sensitivity of the Group’s CET1 ratio to adverse movements in foreign exchange rates within parameters set out in the risk appetite framework.
Governance of non-traded market risk
Non-traded market risk is integrated into the Group’s risk appetite framework, including risk constraints under the authority of the Board and the Executive Board. Risk management committees are responsible for the oversight and approval of related risk models, global policies, manuals, guidelines and procedures. Divisional and legal entity risk management committees review non-traded market risk-related matters specific to their local entities and jurisdictions.
Non-financial risk
Definition and sources of non-financial risk
Non-financial risk is the risk of an adverse direct or indirect impact originating from sources outside the financial markets. Non-financial risk is inherent in most aspects of our business, including the systems and processes that support our activities. It comprises a large number of disparate risks that can manifest in a variety of ways. Examples include the risk of damage to physical assets, business disruption, failures relating to data integrity and trade processing, cyber attacks, internal or external fraudulent or unauthorized transactions, inappropriate cross-border activities, money laundering, improper handling of confidential information, conflicts of interest, improper gifts and entertainment and failure in duties to clients.
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
Operational risk
Operational risk is the risk of an adverse impact arising from inadequate or failed internal processes, people or systems, or from external events. Operational risk does not include business and reputational risks; however, some operational risks can lead to reputational issues and as such these risks may be closely linked. Operational risk includes but is not limited to technology risk, cyber risk, legal risk, compliance risk, regulatory risk and conduct risk. In addition, management concluded that our internal control over financial reporting was not effective as of December 31, 2022.
> Refer to “Controls and procedures” in VI – Consolidated financial statements – Credit Suisse Group for further information.
Technology risk
Technology risk deserves particular attention given the complex technological landscape that covers our business model. Ensuring that confidentiality, integrity and availability of information assets are protected is critical to our operations. Technology risk is the risk that system-related failures, such as service outages or information security incidents, may disrupt business. Technology risk is inherent not only in our IT assets, but also in the people and processes that interact with them including through dependency on third-party suppliers and the worldwide telecommunications infrastructure. We seek to ensure that the data used to support key business processes and reporting is secure, complete, accurate, available, timely and meets appropriate quality and integrity standards. We require our critical IT systems to be identified, secure, resilient and available to support our ongoing operations, decision-making, communications and reporting. Our systems must also have the capabilities, capacity, scalability and adaptability to meet current and future business objectives, the needs of our customers and regulatory and legal expectations. Failure to meet these standards and requirements may result in adverse events that could subject us to reputational damage, fines, litigation, regulatory sanctions, financial losses or loss of market share. Technology risks are managed through our technology risk management program, business continuity management and operational resiliency plans. Technology risks are included as part of our overall non-financial risk assessments based upon a forward-looking approach focusing on the most significant risks in terms of potential impact and likelihood.
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
We regularly assess the effectiveness of key controls and conduct ongoing employee training and awareness activities, including for key management personnel, in order to embed a strong cyber risk culture. As part of the non-financial risk framework (NFRF), risk management committees are given updates on the broader technology risk exposure.
Significant incidents are escalated to the Risk Committee together with key findings and mitigating actions. Related business continuity and response plans are tested.
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
Conduct risk
The Group considers conduct risk to be the risk that improper behavior or judgment by our employees may result in a negative financial, non-financial or reputational impact to our clients, employees or the Group, or negatively impact the integrity of the financial markets. Conduct risk may arise from a wide variety of activities and types of behaviors. A Group-wide definition of conduct risk supports the efforts of our employees to have a common understanding of and consistently manage and mitigate our conduct risk. Further, it promotes standards of responsible conduct and ethics in our employees. Managing conduct risk includes consideration of the risks generated by each business and the strength of the associated mitigating controls. Periodic monitoring of conduct risk metrics is based on thresholds set by severity level, with material trends identified and escalated as appropriate to senior management. Conduct risk is also assessed by reviewing and learning from past incidents within the Group and at other firms in the financial services sector.
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
The Non-Financial Risk function oversees the Group’s established NFRF, providing a consistent and unified approach to evaluating and monitoring the Group’s non-financial risks. Non-financial risk appetites are established and monitored under the Group-wide risk appetite framework, aligned with the NFRF, which sets common minimum standards across the Group for non-financial risk and control processes and review and challenge activities. Risk and control assessments are in place across all divisions and functions, consisting of the risk and control self-assessments and compliance risk assessments. Key non-financial risks are identified annually and represent the most significant risks requiring senior management attention. Where appropriate, remediation plans are put in place with ownership and ongoing oversight by senior management. In the event of significant internal or external events, risk identification processes are adjusted to assess additional or emerging risk concentrations and related mitigating actions that may be required.
Non-financial risk capital management
Our activities to manage non-financial risk capital include scenario analysis and operational risk regulatory capital measurement, as further described below. In addition, we transfer the risk of potential losses from non-financial risks to third-party insurance companies in certain instances.

Non-financial risk scenario analysis
Non-financial risk scenario analysis is a forward-looking tool that is used to identify and measure exposure to a range of potential adverse events, such as unauthorized trading, transaction processing errors and compliance issues. These scenarios help businesses and functions assess the suitability of controls in light of existing risks and estimate hypothetical but plausible risk exposures. Scenarios are developed to support stressed loss projections and capital calculations in response to requirements set by regulatory agencies in the jurisdictions in which we operate.
Non-financial risk stress loss projections
Operational losses may increase in frequency and magnitude during periods of economic stress and/or market volatility. We estimate the potential operational losses that may be experienced under a range of adverse economic conditions by quantifying historically observed relationships between operational losses and the economy, and through expert consideration of impacts on key non-financial risks. These estimates inform Group-wide stress tests measuring the bank’s resilience across a range of economic scenarios.
Non-financial risk regulatory capital measurement
We use internally validated and approved models to calculate our regulatory capital requirements for non-financial risk (also referred to as “operational risk capital”) across the Group and for major legal entities. For Group regulatory capital requirements, we apply the advanced measurement approach (AMA), an internal models-based approach to statistically estimate an operational loss distribution using internal and external loss data. Business experts and senior management review and challenge model parameters in light of changes of business environment and internal control factors to ensure that the capital projection reflects a forward-looking view of risk. Deductions are applied to the regulatory capital requirements to account for the mitigating values of insurance policies held by the bank. The regulatory capital requirement represents the 99.9th percentile of the estimated distribution of total operational losses for the Group over a one-year time horizon. A risk-sensitive approach is applied to allocate capital to the businesses.
Governance of non-financial risks
Effective governance processes establish clear roles and responsibilities for managing non-financial risks and define appropriate escalation processes for outcomes that are outside expected levels. We utilize a comprehensive set of policies and procedures that set out how employees are expected to conduct their activities, including clearly defined roles and accountability for each of the three lines of defense to achieve appropriate segregation of duties.
The Non-Financial Risk function is responsible for setting minimum standards for managing non-financial risks at the Group level. This includes ensuring the cohesiveness of policies and procedures, tools and practices throughout the Group, particularly with regard to the identification, evaluation, mitigation, monitoring and reporting of these risks. Other second line of defense oversight functions are responsible for setting supplemental policies and procedures where applicable. The Non-Financial Risk function also oversees the global read-across framework, under which the Group performs comprehensive reviews of risk events and/or emerging risks to identify underlying root causes, and considers their applicability across other divisions, significant legal entities or corporate functions with the goal of minimizing re-occurrence in a sustainable manner through enhancements of processes and/or key controls to support reduction of relevant residual risks.
Non-financial risk exposures, metrics, issues and remediation efforts are discussed in various risk management committees across the organization. Key, significant and trending non-financial risk themes are discussed in governance forums where appropriate, including risk themes that may emerge due to significant internal or external events and any corresponding tactical or strategic control enhancements that may be required in order to maintain adequate internal controls in response to such events.
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
Definition and sources of model risk
Model risk is the risk of adverse consequences from decisions made based on model results that may be incorrect, misinterpreted or used inappropriately. All models and qualitative estimation approaches are imperfect approximations and assumptions that are subject to varying degrees of uncertainty in their output depending on, among other factors, the model’s complexity and its intended application. As a result, modeling and estimation errors may result in inappropriate business decisions, financial loss, regulatory and reputational risk and incorrect or inadequate capital reporting. Model errors, intrinsic uncertainty and inappropriate use are the primary contributors to aggregate Group-wide model risk.
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
The Model Risk Management function reviews models, reports model limitations to key stakeholders, tracks remediation plans for validation findings and reports on model risk tolerance and metrics to senior management. The Model Risk Management function oversees controls to facilitate a complete and accurate Group-wide model inventory and coordinates semi-annual attestations by the first line of defense with the aim of achieving completeness and accuracy of its model inventory.
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
Reputational risk may arise from a variety of sources, including, but not limited to, the nature or purpose of a proposed transaction or service, the identity or activity of a potential client, the regulatory or political climate in which the business will be transacted, significant public attention surrounding the transaction itself or the potential sustainability risks of a transaction. Sustainability risks have potentially adverse impacts on the environment, on people or society, which may be caused by, contributed to or directly linked to financial service providers, usually through the activities of their clients. These may manifest themselves as reputational risks, but potentially also other risk types such as credit or non-financial risks. Reputational risk may also arise from reputational damage in the aftermath of a non-financial risk incident, such as cyber crime or the failure by employees to meet expected conduct and ethical standards.
Evaluation and management of reputational risk
Reputational risk is included in the Group’s risk appetite framework to ensure that risk-taking is aligned with the approved risk appetite. We highly value our reputation and are fully committed to protecting it through a prudent approach to risk-taking and a responsible approach to business. This is achieved through a culture of risk awareness as well as dedicated processes, resources and policies focused on identifying, evaluating, managing and reporting potential reputational risks. This is also achieved by applying the highest standards of personal accountability and ethical conduct as set out in the Group’s Code of Conduct and the Group’s approach to cultural values and behaviors. Reputational risk potentially arising from proposed business transactions, client activity or joining initiatives or affiliations (including joining third-party groups, providing support to causes, speaking engagements, charitable donations, political donations directly or through sponsorships) is assessed in the reputational risk review process. The Group’s global policy on reputational risk requires employees to be conservative when assessing potential reputational impact and, where certain indicators give rise to potential reputational risk, the relevant business proposal or service must be submitted through the reputational risk review process. This involves a submission by an originator (any employee), approval by a business area head or designee, and its subsequent referral for evaluation by a reputational risk approver or by the respective divisional client risk committee. Reputational risk approvers are experienced and high-ranking senior managers, independent of the business divisions with the authority to approve, reject or impose conditions (also in relation to environmental or social matters) on a transaction or the establishment of a client relationship. In cases of particularly complex or cross-divisional transactions, the decision may be escalated to relevant client risk committees.
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

Governance of reputational risk
The ExB RMC and client risk committees are the governing bodies responsible for the oversight and active discussion of client, transaction and affiliation risks. At the Board level, the Risk Committee assists the Board in fulfilling its reputational risk oversight responsibilities by reviewing and approving the Group’s risk appetite framework as well as assessing the adequacy of the management of reputational and sustainability risks.
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
> Refer to “credit-suisse.com/sustainabilityreport” for our Sustainability Report.
Climate-related risks
Definition of climate-related risks
Climate-related risks are the potentially adverse direct and indirect impacts on the Group’s financial metrics, operations or reputation due to transition or physical effects of climate change.
Climate-related risks are a core element of sustainability risks. Sustainability risks have potentially adverse impacts on the environment, on people or society, which may be caused by, contributed to or directly linked to financial service providers, usually through the activities of their clients. These may manifest themselves as reputational risks, but potentially also other risk types such as credit or non-financial risks.
Sources of climate-related risks
Physical risks can arise from climate and weather-related events (e.g., heatwaves, droughts, floods, storms and sea-level rise) and can potentially result in material financial losses, impairing asset values and the creditworthiness of borrowers. Physical climate-related risks can affect us as an organization either directly, through our physical assets, costs and operations, or indirectly, through our financial relationships with our clients. Direct physical risks of climate change are assessed through the business continuity management program alongside other direct physical risks such as natural disasters. With regard to indirect physical risks, we assess climate-related risks by applying physical models to our portfolios, starting with pilot assessments for certain legal entities.
Transition risks can arise from the process of adjustment toward a low-carbon economy through changes in climate policy, technological developments and disruptive business models, and shifting investor and consumer sentiment.
Evaluation and management of climate-related risks
Climate-related risks are one of the environmental aspects considered as part of Credit Suisse’s broader sustainability risk agenda and Credit Suisse recognizes its share of responsibilities in combating climate change by supporting the transition to a low-carbon and climate-resilient economy. As a financial institution, we are committed to playing our part in addressing this global challenge through our role as a financial intermediary between the economy, the environment and society.
Credit Suisse’s climate approach follows three key objectives, which are anchored in our overarching sustainability and climate risk strategy: First, the Group seeks to support its clients’ transition to low-carbon and climate-resilient business models by aligning its in-scope corporate lending and investment portfolios to 1.5°C pathways, engaging with clients to understand their financing needs and directing capital toward climate solutions. Second, the Group seeks to achieve its goal of net zero emissions across its own operations and supply chain, and operate its business in an environmentally sustainable manner, and third, the Group is committed to systematically identifying, mitigating and managing potential risks that climate change may pose on its business. In 2022, as part of our climate risk strategy program, we continued to enhance our disclosures incorporating more granular data and portfolio views in connection with the guidelines from the Taskforce on Climate-related Financial Disclosures (TCFD).
> Refer to credit-suisse.com/sustainabilityreport for our Sustainability Report and to credit-suisse.com/tcfd for an extract of disclosures in accordance with TCFD.
Climate-related risk management frameworks and approach to risk management
We have identified sensitive sectors which pose greater environmental and social risks (including impacts to the climate) and have specific policies and guidelines in place, taking into account standards developed by international organizations such as the United Nations, the World Bank or the International Finance Corporation (IFC). These policies and guidelines govern the responsible provision of our financial services to clients within these identified sectors. Our risk management framework incorporates an assessment of whether a transaction or client relationship under review is in line with our sector policies and relevant industry standards and good practice. Consequently, within the reputational risk review process, we evaluate factors such as a company’s greenhouse gas footprint or its energy efficiency targets and we assess whether in-scope clients have a plan in place to address climate-related risks.
Climate-related risks are a core element of sustainability risks. The objective of sustainability risk reviews is to identify and prevent adverse impacts on the environment, on people or society through financial services provided for the activities of a bank’s clients or prospective clients.
Through our sector policies and guidelines, we have identified business activities and operations that Credit Suisse will not finance. In 2022, we expanded our sector policies to cover the financing of climate-sensitive sectors, including oil sands, deep sea mining, Arctic oil and gas, and palm oil. Also in 2022, Asset Management and Investment Solutions & Sustainability (IS&S) within Wealth Management introduced for selected offerings new policies on Arctic oil and gas and oil sands, effective as of April 2023, as well as a coal phase-out plan by 2030.

In 2022, we further expanded the scope of our client energy transition framework (CETF) to cover the additional sectors of agriculture and petrochemicals. With this, our CETF now covers eight sectors (oil and gas, coal mining, power generation (fossil fuel-based), shipping, aviation, commodities trade finance (fossil fuel-based), agriculture and petrochemicals). The CETF is used to identify priority sectors and includes a methodology to categorize clients that operate in these sectors according to their energy transition readiness. With this approach, we aim to encourage clients to transition along the CETF scale over time and support them through financing and advisory services.
Furthermore, following the net zero trajectory we introduced in 2021 for lending to oil, gas and coal clients, and the Poseidon Principles trajectory for lending to shipping clients, additional Net Zero trajectories have been introduced in 2022 covering lending in the sectors of power generation, automotive, commercial real estate, iron and steel and aluminum. Net zero portfolio trajectories have also been set for Asset Management and discretionary mandates of IS&S within Wealth Management. These net zero frameworks support the management of credit, investment and reputational risks associated to the transition toward a decarbonized economy.
Governance of climate-related risks
Climate change-related responsibilities are included in the Board’s Risk Committee charter. Additionally, at the Board level, we have a Sustainability Advisory Committee. At the Executive Board level, the ExB RMC assumes responsibility for the overall climate strategy and is mandated to ensure that the capabilities for the management of relevant long-term risk trends, including climate change, are put in place. Furthermore, key internal policies, both at the Group and legal entity level, have been progressively expanded to incorporate important elements of climate risk management. For complex and high risk client transactions, including clients with business practices associated with material environmental and/or social issues, a comprehensive risk assessment is performed with escalation to relevant client risk committees.
A dedicated Climate Risk function provides specialized capabilities to assess and manage the multifaceted aspects of climate-related risks.
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
The Group depends on dividends, distributions and other payments from its subsidiaries and the capital payouts in these subsidiaries might be restricted as a result of regulatory, tax or other constraints. Our businesses are also exposed to a variety of risks that could adversely impact the Group’s dividend payments.
Business risk also includes risks associated with the Group’s illiquid investments. These investments are defined as investments held in the banking book usually with longer-term time horizons and are not subject to our market risk framework (e.g., VaR measurement). Illiquid investments include private equity, hedge fund and mutual fund seed and co-investments, strategic investments (e.g., joint ventures and minority investments) as well as other investments, such as collateralized loan obligations (CLO) mandated by regulatory risk retention requirements. Trading assets and banking book loans are not covered under the illiquid investment risk framework.
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
> Refer to “Strategy” in I – Information on the company for further information on our revised strategy.
Illiquid investment risk is integrated into the Group’s risk appetite framework, including risk constraints under the authority of the Board and Executive Board. The divisional risk management committees and associated sub-committees are responsible for the day-to-day oversight and approval of related risk models, guidelines and procedures.
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
Loans and irrevocable loan commitments
end of	2022	2021
CHF million
Gross loans	265,599	293,064
Irrevocable loan commitments	112,129	122,559
Total loans and irrevocable loan commitments	377,728	415,623
of which Wealth Management	86,355	113,493
of which Investment Bank	114,885	122,526
of which Swiss Bank	175,240	178,170
of which Asset Management	25	44
of which Corporate Center	1,223	1,390
Divisional metrics reflect where the loans are recorded and managed from a risk management view and do not reflect any revenue sharing arrangements that exist between divisions.
Loans held-for-sale and traded loans
As of December 31, 2022 and 2021, loans held-for-sale included CHF 23 million and CHF 29 million, respectively, of seasoned US subprime residential mortgages from consolidated variable interest entities (VIE). Traded loans included US subprime residential mortgages of CHF 381 million and CHF 278 million as of December 31, 2022 and 2021, respectively.
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
Compared to December 31, 2021, gross loans decreased CHF 27.5 billion to CHF 265.6 billion as of December 31, 2022, mainly driven by decreases in loans collateralized by securities, commercial and industrial loans, loans to the real estate sector and consumer mortgages. The net decrease of CHF 13.6 billion in loans collateralized by securities mainly reflected a decrease in Wealth Management. The net decrease of CHF 7.1 billion in commercial and industrial loans mainly reflected a decrease in Wealth Management, partially offset by an increase in the Investment Bank. Loans to the real estate sector decreased CHF 3.1 billion, primarily in the Swiss Bank and Wealth Management. Consumer mortgages decreased CHF 3.0 billion, primarily in the Swiss Bank.
On a divisional level, decreases in gross loans of CHF 25.0 billion in Wealth Management and CHF 3.3 billion in the Swiss Bank were partially offset by an increase of CHF 1.1 billion in the Investment Bank.
> Refer to “Note 19 – Loans” and “Note 20 – Financial instruments measured at amortized cost and credit losses” in VI – Consolidated financial statements – Credit Suisse Group for further information.

Loans
end of	Wealth Management	Investment Bank	Swiss Bank	Asset Management	Corporate Center	Credit Suisse
2022 (CHF million)
Mortgages	12,536	0	94,940	0	8	107,484
Loans collateralized by securities	33,335	1,572	2,699	0	33	37,639
Consumer finance	491	5	5,141	10	54	5,701
Consumer	46,362	1,577	102,780	10	95	150,824
Real estate	4,045	698	20,720	0	0	25,463
Commercial and industrial loans	25,555	8,453	27,437	0	612	62,057
Financial institutions	2,441	15,443	6,627	8	181	24,700
Governments and public institutions	220	1,471	772	0	92	2,555
Corporate & institutional	32,261	26,065	55,556	8	885	114,775
Gross loans	78,623	27,642	158,336	18	980	265,599
of which held at fair value	1,072	5,941	50	0	295	7,358
Net (unearned income) / deferred expenses	(90)	(79)	98	0	0	(71)
Allowance for credit losses [1]	(565)	(239)	(528)	0	(31)	(1,363)
Net loans	77,968	27,324	157,906	18	949	264,165
2021 (CHF million)
Mortgages	13,042	0	97,478	0	13	110,533
Loans collateralized by securities	46,580	1,819	2,823	0	31	51,253
Consumer finance	476	173	4,346	13	67	5,075
Consumer	60,098	1,992	104,647	13	111	166,861
Real estate	5,508	491	22,522	0	8	28,529
Commercial and industrial loans	33,792	7,042	27,587	0	708	69,129
Financial institutions	3,393	15,458	6,099	11	261	25,222
Governments and public institutions	870	1,571	793	0	89	3,323
Corporate & institutional	43,563	24,562	57,001	11	1,066	126,203
Gross loans	103,661	26,554	161,648	24	1,177	293,064
of which held at fair value	2,075	7,711	62	0	395	10,243
Net (unearned income) / deferred expenses	(110)	(77)	105	0	1	(81)
Allowance for credit losses [1]	(558)	(186)	(524)	0	(29)	(1,297)
Net loans	102,993	26,291	161,229	24	1,149	291,686
Divisional metrics reflect where the loans are recorded and managed from a risk management view and do not reflect any revenue sharing arrangements that exist between divisions.
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

Collateralized loans
end of	Wealth Management	Investment Bank	Swiss Bank	Asset Management	Corporate Center	Credit Suisse
2022 (CHF million)
Gross loans	78,623	27,642	158,336	18	980	265,599
Collateralized loans	73,722	21,908	140,265	0	321	236,216
of which consumer [1]	45,871	1,572	97,639	0	41	145,123
of which mortgages	12,536	0	94,940	0	8	107,484
of which loans collateralized by securities	33,335	1,572	2,699	0	33	37,639
of which corporate & institutional [2]	27,851	20,336	42,626	0	280	91,093
of which secured by mortgages	3,139	81	31,166	0	0	34,386
of which secured by financial and other collateral	24,712	20,255	11,460	0	280	56,707
2021 (CHF million)
Gross loans	103,661	26,554	161,648	24	1,177	293,064
Collateralized loans	96,318	20,240	145,511	0	375	262,444
of which consumer [1]	59,622	1,819	100,301	0	44	161,786
of which mortgages	13,042	0	97,478	0	13	110,533
of which loans collateralized by securities	46,580	1,819	2,823	0	31	51,253
of which corporate & institutional [2]	36,696	18,421	45,210	0	331	100,658
of which secured by mortgages	3,273	88	33,461	0	0	36,822
of which secured by financial and other collateral	33,423	18,333	11,749	0	331	63,836
Divisional metrics reflect where the loans are recorded and managed from a risk management view and do not reflect any revenue sharing arrangements that exist between divisions.
1 Reflects the gross carrying value of the consumer loan classes "Mortgages" and "Loans collateralized by securities", before allowance for credit losses.
2 Reflects the value of mortgages and financial and other collateral related to secured corporate & institutional loans, considered up to the amount of the related loans. Prior period has been revised.
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
Within corporate & institutional loans, mortgage collateral primarily includes income-producing commercial and residential real estate held by corporate & institutional clients. Financial and other collateral includes various types of eligible collateral, e.g., securities, cash deposits, financial receivables related to factoring, certain real assets such as ownership titles in ship and aircraft, inventories and commodities, as well as certain non-tangible securities such as licensing agreements or guarantees.
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
As of December 31, 2022, 98% of the aggregate Swiss residential mortgage loan portfolio of CHF 112.6 billion had a loan-to-value (LTV) ratio equal to or lower than 80%. As of December 31, 2021, 98% of the aggregate Swiss residential mortgage loan portfolio of CHF 113.4 billion had an LTV ratio equal to or lower than 80%. For substantially all Swiss residential mortgage loans originated in 2022 and 2021, the average LTV ratio was equal to or lower than 80% at origination. Our LTV ratios are based on the most recent appraised value of the collateral.

Impaired loans
Compared to December 31, 2021, gross impaired loans increased CHF 657 million to CHF 3.4 billion as of December 31, 2022, mainly driven by higher potential problem loans in Wealth Management, the Investment Bank and the Swiss Bank.
In the Investment Bank, gross impaired loans increased CHF 359 million, mainly reflecting impairments in securitizations relating to aircraft companies. In Wealth Management, gross impaired loans increased CHF 279 million, primarily driven by newly impaired Russia-related positions in corporate lending, export finance as well as aviation and yacht finance. These increases were partially offset by the resolution of several positions and exposure reductions primarily in European mortgages and share-backed lending.
Impaired loans
end of	Wealth Management		Investment Bank	Swiss Bank	Asset Management	Corporate Center	Credit Suisse
2022 (CHF million)
Non-performing loans	1,011		204	349	0	50	1,614
Non-interest-earning loans	119		0	203	0	27	349
Non-accrual loans	1,130		204	552	0	77	1,963
Restructured loans	347		30	107	0	0	484
Potential problem loans	337		382	258	0	0	977
Other impaired loans	684		412	365	0	0	1,461
Gross impaired loans [1]	1,814	[2]	616	917	0	77	3,424
of which loans with a specific allowance	1,528		522	758	0	75	2,883
of which loans without a specific allowance	286		94	159	0	2	541
2021 (CHF million)
Non-performing loans	1,183		77	361	0	45	1,666
Non-interest-earning loans	59		0	208	0	31	298
Non-accrual loans	1,242		77	569	0	76	1,964
Restructured loans	217		25	125	0	0	367
Potential problem loans	76		155	202	0	3	436
Other impaired loans	293		180	327	0	3	803
Gross impaired loans [1]	1,535	[2]	257	896	0	79	2,767
of which loans with a specific allowance	1,267		257	742	0	74	2,340
of which loans without a specific allowance	268		0	154	0	5	427
Divisional metrics reflect where the loans are recorded and managed from a risk management view and do not reflect any revenue sharing arrangements that exist between divisions.
1 Impaired loans are only based on loans that are not carried at fair value.
2
Includes gross impaired loans of CHF 224 million and CHF 84 million as of December 31, 2022 and 2021, respectively, which are mostly secured by guarantees provided by investment-grade export credit agencies.

In March 2020, US federal banking regulators issued the “Interagency Statement on Loan Modifications and Reporting for Financial Institutions Working with Customers Affected by the Coronavirus (Revised)” (Interagency Statement). According to the Interagency Statement, short-term modifications made on a good faith basis in response to the COVID-19 crisis to borrowers that were otherwise current prior to the relief being granted would not be considered to be troubled debt restructurings. This includes short-term modifications such as payment deferrals, fee waivers, repayment term extensions or payment delays that are insignificant. The Interagency Statement was developed in consultation with the Financial Accounting Standards Board (FASB) and the Group applied this guidance until December 31, 2022. The Group had granted short-term modifications to certain borrowers due to the COVID-19 crisis in the form of deferrals of capital and interest payments that were within the scope of this guidance and the loans subject to those deferrals were not reported as troubled debt restructurings in restructured loans.

Allowance for credit losses on loans
Compared to December 31, 2021, the allowance for credit losses increased CHF 66 million to CHF 1.4 billion as of December 31, 2022, primarily reflecting increases in specific provision for expected credit losses, particularly in the Investment Bank.
Allowance for credit losses on loans
end of	Wealth Management	Investment Bank	Swiss Bank	Asset Management	Corporate Center	Credit Suisse
2022 (CHF million)
Balance at beginning of period [1]	558	186	524	0	29	1,297
of which individually evaluated	355	50	353	0	27	785
of which collectively evaluated	203	136	171	0	2	512
Current-period provision for expected credit losses	75	67	95	0	2	239
of which provisions for interest	38	9	1	0	3	51
Gross write-offs	(61)	(17)	(103)	0	0	(181)
Recoveries	0	2	13	0	0	15
Net write-offs	(61)	(15)	(90)	0	0	(166)
Foreign currency translation impact and other adjustments, net	(7)	1	(1)	0	0	(7)
Balance at end of period [1]	565	239	528	0	31	1,363
of which individually evaluated	370	97	348	0	30	845
of which collectively evaluated	195	142	180	0	1	518
Divisional metrics reflect where the loans are recorded and managed from a risk management view and do not reflect any revenue sharing arrangements that exist between divisions.
1 Allowance for credit losses is only based on loans that are not carried at fair value.
The following tables provide an overview of changes in impaired loans and related allowance for credit losses by loan portfolio segment.
Gross impaired loans by portfolio segment
	Consumer	Corporate & institutional	Total
2022 (CHF million)
Balance at beginning of period	1,074	1,693	2,767
New impaired loans	344	1,791	2,135
Increase in existing impaired loans	87	124	211
Reclassifications to non-impaired status	(177)	(126)	(303)
Repayments [1]	(309)	(704)	(1,013)
Liquidation of collateral, insurance or guarantee payments	(49)	(49)	(98)
Sales [2]	0	(39)	(39)
Write-offs	(59)	(117)	(176)
Foreign currency translation impact and other adjustments, net	(26)	(34)	(60)
Balance at end of period	885	2,539	3,424
1 Full or partial principal repayments.
2 Includes transfers to loans held-for-sale for intended sales of held-to-maturity loans.

Allowance for credit losses on loans by portfolio segment
	Consumer	Corporate & institutional	Total
2022 (CHF million)
Balance at beginning of period [1]	357	940	1,297
of which individually evaluated	273	512	785
of which collectively evaluated	84	428	512
Current-period provision for expected credit losses	55	184	239
of which provisions for interest	22	29	51
Gross write-offs	(65)	(116)	(181)
Recoveries	12	3	15
Net write-offs	(53)	(113)	(166)
Foreign currency translation impact and other adjustments, net	0	(7)	(7)
Balance at end of period [1]	359	1,004	1,363
of which individually evaluated	273	572	845
of which collectively evaluated	86	432	518
1 Allowance for credit losses is only based on loans that are not carried at fair value.
Loan metrics
end of	Wealth Management	Investment Bank	Swiss Bank	Asset Management	Corporate Center	Credit Suisse
2022 (%)
Non-accrual loans / Gross loans	1.5	0.9	0.3	0.0	11.2	0.8
Gross impaired loans / Gross loans	2.3	2.8	0.6	0.0	11.2	1.3
Allowance for credit losses / Gross loans	0.7	1.1	0.3	0.0	4.5	0.5
Specific allowance for credit losses / Gross impaired loans	20.4	15.7	37.9	–	39.0	24.7
2021 (%)
Non-accrual loans / Gross loans	1.2	0.4	0.4	0.0	9.7	0.7
Gross impaired loans / Gross loans	1.5	1.4	0.6	0.0	10.1	1.0
Allowance for credit losses / Gross loans	0.5	1.0	0.3	0.0	3.7	0.5
Specific allowance for credit losses / Gross impaired loans	23.1	19.5	39.4	–	34.2	28.4
Divisional metrics reflect where the loans are recorded and managed from a risk management view and do not reflect any revenue sharing arrangements that exist between divisions.
Gross loans and gross impaired loans exclude loans carried at fair value and the allowance for credit losses is only based on loans that are not carried at fair value.
Allowance for credit losses on other financial assets
In 2022, the Investment Bank recorded a release of provision for credit losses of CHF 155 million pertaining to an assessment of the future recoverability of receivables related to Archegos. In 2021, the Investment Bank incurred a provision for credit losses of CHF 4,307 million related to the failure by Archegos to meet its margin commitments. On the Group’s consolidated balance sheet as of December 31, 2022 and 2021, the related allowance is included in the allowance for credit losses on brokerage receivables of CHF 4,081 million and CHF 4,186 million, respectively.
> Refer to “Risk factors” in I – Information on the company for information on the Archegos matter.
> Refer to “Note 9 – Provision for credit losses” and “Note 20 – Financial instruments measured at amortized cost and credit losses” in VI – Consolidated financial statements – Credit Suisse Group for further information.
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
Derivative instruments by maturity
	2022				2021
end of / due within	Less than 1 year	1 to 5 years	More than 5 years	Positive replace- ment value	Less than 1 year	1 to 5 years	More than 5 years	Positive replace- ment value
CHF billion
Interest rate products	4.2	9.8	19.4	33.4	5.0	12.8	31.8	49.6
Foreign exchange products [1]	13.1	6.6	5.9	25.6	11.8	5.5	4.6	21.9
Equity/index-related products	2.2	3.6	0.3	6.1	6.5	5.7	0.4	12.6
Credit derivatives	0.7	1.4	1.1	3.2	0.3	3.1	1.6	5.0
Other products [2]	0.3	0.1	0.5	0.9	0.4	0.1	1.0	1.5
OTC derivative instruments	20.5	21.5	27.2	69.2	24.0	27.2	39.4	90.6
Exchange-traded derivative instruments				19.0				23.1
Netting agreements [1,3]				(77.1)				(95.9)
Total derivative instruments				11.1				17.8
of which recorded in trading assets				11.1				17.6
of which recorded in other assets				0.0				0.2
1 Prior period has been revised.
2 Primarily precious metals, commodity and energy products.
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
Derivative instruments by counterparty credit rating
end of	2022	2021
CHF billion
AAA	1.2	1.1
AA	2.8	4.6
A	1.3	1.5
BBB	2.5	3.8
BB or lower	2.3	4.7
OTC derivative instruments	10.1	15.7
Exchange-traded derivative instruments [1]	1.0	2.1
Total derivative instruments [1]	11.1	17.8
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
We regularly review our VaR model to ensure that it remains appropriate given evolving market conditions and the composition of our trading portfolio. In 2022, there were no material changes to our VaR methodology.
Average one-day, 98% risk management VaR by division
in	Wealth Management	Investment Bank	Swiss Bank	Asset Management	Corporate Center	Diversi- fication benefit	[1]	Credit Suisse
CHF million
2022	12	41	0	0	4	(10)		47
2021 [2]	12	52	0	2	3	(14)		55
USD million
2022	12	43	0	0	4	(10)		49
2021 [2]	13	56	0	2	4	(15)		60
Excludes risks associated with counterparty and own credit exposures. Risk management VaR measures the Group's risk exposure managed under the market risk framework and generally includes the trading book positions and banking book positions held at fair value.

1 Difference between the sum of the standalone VaR for each division and the VaR for the Group.
2 The restatement of divisional historical average risk management VaR for the organizational structure effective from January 1, 2022 to December 31, 2022, required certain additional assumptions.

One-day, 98% risk management VaR
in / end of	Interest rate	Credit spread	Foreign exchange	Commodity	Equity	Diversi- fication benefit	[1]	Total
CHF million
2022
Average	21	37	42	3	40	(96)		47
Minimum	10	30	10	2	16	–	[2]	38
Maximum	35	49	60	7	68	–	[2]	59
End of period	28	31	52	2	65	(139)		39
2021
Average	15	57	31	3	32	(83)		55
Minimum	10	37	20	2	24	–	[2]	44
Maximum	26	77	38	4	38	–	[2]	70
End of period	11	37	28	3	32	(66)		45
USD million
2022
Average	22	39	44	3	42	(101)		49
Minimum	10	32	10	2	17	–	[2]	40
Maximum	38	52	60	8	73	–	[2]	64
End of period	30	34	56	2	71	(151)		42
2021
Average	17	62	33	3	35	(90)		60
Minimum	11	40	22	2	27	–	[2]	48
Maximum	29	83	41	5	41	–	[2]	74
End of period	12	40	30	3	35	(71)		49
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
Average risk management VaR of USD 49 million in 2022 decreased 18% compared to 2021, primarily reflecting a reduction in securitized products positions in the Investment Bank and COVID-19 pandemic volatility dates moving out of the recent historical data set of the VaR model. The decrease in credit spread risk management VaR was driven by the aforementioned factors. The increase in foreign exchange risk management VaR was driven by positional changes. The increase in interest rate and equity risk management VaR was driven by the inclusion of volatility observed in the second half of 2022 in the data set.
The chart entitled “Daily risk management VaR” shows the aggregated traded market risk on a consolidated basis.
The histogram entitled “Actual daily trading revenues” compares the actual daily trading revenues for 2022 with those for 2021. Actual daily trading revenues is an internally used metric, limited to the trading book only, and excludes the cost of carry, credit provisions and internal revenue transfers. The cost of carry is the change in value of the portfolio from one day to the next, assuming all other factors such as market levels and trade population remain constant, and can be negative or positive. The dispersion of trading revenues indicates the day-to-day volatility in our trading activities. In 2022, we had 40 trading loss days compared to six trading loss days in 2021.
For capital purposes and in line with BIS requirements, FINMA increases the capital multiplier for every regulatory VaR backtesting exception above four in the prior rolling 12-month period, resulting in an incremental market risk capital requirement for the Group. For the rolling 12-month period through the end of 2022, we had one backtesting exception in our regulatory VaR model, and the model remained in the regulatory “green zone”.
> Refer to “Risk-weighted assets” in Capital management for further information on the use of our regulatory VaR model in the calculation of trading book market risk capital requirements.
Credit, debit and funding valuation adjustments
VaR excludes the impact of changes in both counterparty and our own credit spreads on derivative products. As of December 31, 2022, the estimated sensitivity implies that a one basis point increase in credit spreads, both counterparty and our own, would have resulted in a CHF 0.6 million gain on the overall derivatives position in our trading businesses. In addition, a one basis point increase in our own credit spread on our fair valued structured notes portfolio (including the impact of hedges) would have resulted in a CHF 11.9 million gain as of December 31, 2022. As of December 31, 2022, the estimated FVA sensitivity implies that a one basis point increase in the fair value funding spread would have resulted in a CHF 0.1 million loss on the overall derivatives position in the investment banking businesses.
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
> Refer to credit-suisse.com/regulatorydisclosures for the Group’s publication “Pillar 3 and regulatory disclosures 4Q22 – Credit Suisse Group AG” which includes additional information on regulatory interest rate risk in the banking book in accordance with FINMA guidance.
As of December 31, 2022, the interest rate sensitivity of a one basis point parallel increase in yield curves was negative CHF 5.0 million, compared to negative CHF 3.6 million as of December 31, 2021. The change was mainly driven by a duration increase in net interest income hedging activities in addition to regular management of banking book activities.
One basis point parallel increase in yield curves by currency – banking book positions
end of	CHF	USD	EUR	Other	Total
2022 (CHF million)
Impact on present value	(0.6)	(4.3)	0.0	(0.1)	(5.0)
2021 (CHF million)
Impact on present value	(0.6)	(3.0)	0.2	(0.2)	(3.6)
Interest rate risk on banking book positions is also assessed using other measures, including the potential value change resulting from a significant change in yield curves. The interest rate scenarios disclosed below are aligned to the FINMA guidance for Pillar 3 disclosures. The table “Interest rate scenario results – banking book positions” shows the impact of the FINMA-defined interest rate scenarios on the net present value of our banking book positions excluding additional tier 1 capital instruments (as per Pillar 3 requirements) and including additional tier 1 capital instruments.
As of December 31, 2022, the most adverse economic impact from these scenarios (including additional tier 1 capital instruments) was a loss of CHF 955 million, compared to a loss of CHF 555 million as of December 31, 2021. The change was mainly driven by a duration increase in net interest income hedging activities in addition to regular management of banking book activities.

Interest rate scenario results – banking book positions
end of	CHF	USD	EUR	Other	Total – Pillar 3 view	[1]	Total – Internal view	[2]
2022 (CHF million)
Parallel up	(149)	(1,620)	(6)	(7)	(1,782)		(955)
Parallel down	116	1,803	2	2	1,923		999
Steepener shock [3]	49	12	27	(12)	76		106
Flattener shock [4]	(73)	(371)	(30)	12	(462)		(307)
Rise in short-term interest rates	(106)	(1,030)	(31)	6	(1,161)		(677)
Fall in short-term interest rates	102	1,060	27	(12)	1,177		659
2021 (CHF million)
Parallel up	(114)	(1,515)	38	(8)	(1,599)		(555)
Parallel down	176	1,788	(28)	79	2,015		834
Steepener shock [3]	(315)	18	(16)	2	(311)		(224)
Flattener shock [4]	304	(309)	26	26	47		190
Rise in short-term interest rates	192	(923)	32	27	(672)		(108)
Fall in short-term interest rates	(205)	1,065	(33)	50	877		264
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
Illiquid investments
The Group’s illiquid investment positions, which may not be strongly correlated with general equity markets, are measured using internal SFTQ scenario analysis. It is a key scenario that periodically evolves and is used for Group-wide stress testing and risk appetite setting. It is a combination of market shocks and defaults that reflects conditions similar to what followed the 2008/2009 financial crisis. The SFTQ scenario assumes a severe crash across financial markets, along with sharply increasing default rates. The estimated impact of the current scenario would have been a decrease of CHF 184 million in the value of the illiquid investment portfolio as of December 31, 2022, compared to a decrease of CHF 200 million as of December 31, 2021.

Balance sheet and off-balance sheet
As of the end of 2022, total assets of CHF 531.4 billion decreased 30% and total liabilities of CHF 486.0 billion decreased 32% compared to the end of 2021, primarily reflecting lower operating activities.
The majority of our transactions are recorded on our balance sheet. However, we also enter into transactions that give rise to both on and off-balance sheet exposure.
Balance sheet
Total assets were CHF 531.4 billion as of the end of 2022, a decrease of CHF 224.5 billion, or 30%, compared to the end of 2021. Excluding the foreign exchange translation impact, total assets decreased CHF 224.7 billion. Cash and due from banks decreased CHF 96.3 billion, or 58%, mainly driven by lower cash positions at the SNB, Bank of Japan and the ECB. Trading assets decreased CHF 45.7 billion, or 41%, primarily reflecting decreases in equity and debt securities and in derivative instruments. Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions decreased CHF 45.1 billion, or 43%, primarily due to decreases in reverse repurchase transactions from customers and cash collateral. Net loans decreased CHF 27.5 billion, or 9%, mainly driven by decreases in loans collateralized by securities, commercial and industrial loans, loans to the real estate sector and consumer mortgages. Brokerage receivables decreased CHF 2.9 billion, or 17%, mainly reflecting a decrease in margin lending, driven by the impact of resizing the prime services franchise, and lower futures balances, partially offset by an increase in open trades. All other assets decreased CHF 7.0 billion, or 10%, primarily including a decrease of CHF 12.0 billion, or 80%, in securities received as collateral, partially offset by an increase of CHF 5.4 billion, or 13%, in other assets, mainly related to higher loans held-for-sale.
Balance sheet summary
	end of			% change
	2022	2021	2020	22 / 21	21 / 20
Assets (CHF million)
Cash and due from banks	68,478	164,818	139,112	(58)	18
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	58,798	103,906	92,276	(43)	13
Trading assets	65,461	111,141	157,338	(41)	(29)
Net loans	264,165	291,686	291,908	(9)	0
Brokerage receivables	13,818	16,687	35,941	(17)	(54)
All other assets	60,638	67,595	102,390	(10)	(34)
Total assets	531,358	755,833	818,965	(30)	(8)
Liabilities and equity (CHF million)
Due to banks	11,905	18,965	16,423	(37)	15
Customer deposits	233,235	392,819	390,921	(41)	0
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	20,280	35,274	36,994	(43)	(5)
Trading liabilities	18,338	27,535	45,871	(33)	(40)
Long-term debt	157,235	166,896	161,087	(6)	4
Brokerage payables	11,442	13,060	21,653	(12)	(40)
All other liabilities	33,592	57,054	103,075	(41)	(45)
Total liabilities	486,027	711,603	776,024	(32)	(8)
Total shareholders' equity	45,129	43,954	42,677	3	3
Noncontrolling interests	202	276	264	(27)	5
Total equity	45,331	44,230	42,941	2	3
Total liabilities and equity	531,358	755,833	818,965	(30)	(8)

Total liabilities were CHF 486.0 billion as of the end of 2022, a decrease of CHF 225.6 billion, or 32%, compared to the end of 2021. Excluding the foreign exchange translation impact, total liabilities decreased CHF 226.6 billion. Customer deposits decreased CHF 159.6 billion, or 41%, reflecting significantly higher withdrawals of cash deposits as well as non-renewal of maturing time deposits in the fourth quarter of 2022. Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions decreased CHF 15.0 billion, or 43%, mainly reflecting a decrease in cash collateral from customers. Long-term debt decreased CHF 9.7 billion, or 6%, primarily reflecting maturities of senior and subordinated debt and valuation adjustments on senior and subordinated debt, partially offset by issuances of senior and subordinated debt. Trading liabilities decreased CHF 9.2 billion, or 33%, primarily reflecting decreases in short positions and derivative instruments. Due to banks decreased CHF 7.1 billion, or 37%, primarily reflecting a decrease in time deposits, partially offset by an increase in demand deposits. Brokerage payables decreased CHF 1.6 billion, or 12%, primarily due to a decrease in margin lending, partially offset by an increase in open trades. All other liabilities decreased CHF 23.5 billion, or 41%, including a decrease of CHF 12.0 billion, or 80%, in obligation to return securities received as collateral, a decrease of CHF 7.0 billion, or 36%, in short-term borrowings and a decrease of CHF 4.4 billion, or 20%, in other liabilities, mainly related to cash collateral on derivative instruments.
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
> Refer to “Representations and warranties on residential mortgage loans sold” in Note 34 –Guarantees and commitments in VI – Consolidated financial statements – Credit Suisse Group for further information.
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
Contractual obligations and other commercial commitments
In connection with our operating activities, we enter into certain contractual obligations and commitments to fund certain assets. Our contractual obligations and commitments include short and long-term on-balance sheet obligations as well as future contractual interest payments and off-balance sheet obligations. Total obligations decreased CHF 194.4 billion in 2022 to CHF 451.0 billion, primarily reflecting decreases in customer deposits of CHF 159.6 billion to CHF 233.2 billion, in long-term debt of CHF 9.7 billion to CHF 157.2 billion, in trading liabilities of CHF 9.2 billion to CHF 18.3 billion, in due to banks of CHF 7.1 billion to CHF 11.9 billion, in short-term borrowings of CHF 7.0 billion to CHF 12.4 billion and in brokerage payables of CHF 1.6 billion to CHF 11.4 billion.
> Refer to “Note 24 – Leases”, “Note 26 – Long-term debt” and “Note 34 – Guarantees and commitments” in VI – Consolidated financial statements – Credit Suisse Group for further information.
Contractual obligations and other commercial commitments
	2022						2021
Payments due within	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total		Total
On- and off-balance sheet obligations (CHF million)
Due to banks	11,905	0	0	0	11,905		18,965
Customer deposits	230,396	2,512	108	219	233,235		392,819
Short-term borrowings	12,414	0	0	0	12,414		19,393
Long-term debt [1]	28,154	44,486	32,198	52,397	157,235	[2]	166,896	[2]
Contractual interest payments [3,4]	808	376	192	708	2,084	[5]	1,904
Trading liabilities	18,338	0	0	0	18,338		27,535
Brokerage payables	11,442	0	0	0	11,442		13,060
Operating lease obligations	372	611	517	1,284	2,784		3,004
Purchase obligations [3,6]	942	423	159	24	1,548		1,794
Total obligations [7]	314,771	48,408	33,174	54,632	450,985		645,370
1
Refer to "Debt issuances and redemptions" in Liquidity and funding management – Funding management and "Note 26 – Long-term debt" in VI – Consolidated financial statements – Credit Suisse Group for further information on long-term debt.

2 Included non-recourse liabilities from consolidated VIEs of CHF 2,096 million and CHF 1,391 million as of December 31, 2022 and 2021, respectively.
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

5
Due to the non-determinable nature of interest payments, the following notional amounts have been excluded from the table: variable rate long-term debt of CHF 68,362 million, variable rate short-term borrowings of CHF 12,229 million, variable rate interest-bearing deposits and demand deposits of CHF 106,226 million, fixed rate long-term debt and fixed rate interest-bearing deposits converted to variable rate on an individual instrument level through the use of swaps of CHF 96,423 million and CHF 63 million, respectively.

6 Purchase obligations include contractual obligations for certain professional services, occupancy, IT and other administrative expenses.
7
Excluded total accrued benefit liability for pension and other post-retirement benefit plans of CHF 259 million and CHF 344 million as of December 31, 2022 and 2021, respectively, recorded in other liabilities in the consolidated balance sheets, as the accrued liability does not represent expected liquidity needs. Refer to "Note 32 – Pension and other post-retirement benefits" in VI – Consolidated financial statements – Credit Suisse Group for further information on pension and other post-retirement benefits.

IV – Corporate Governance
Corporate Governance
Overview
Shareholders
Board of Directors
Executive Board
Audit
Additional information

Corporate Governance
2022 represented an additional year of significant change for the Group’s corporate governance, with the election of a new Chairman, the appointment of a new CEO and the announcement of further organizational changes in line with our new strategy.
Overview
The Group’s corporate governance reflects our commitment to safeguard the interests of our stakeholders. Our corporate governance complies with internationally accepted standards, and we recognize the importance of good corporate governance. We know that transparent disclosure of our governance helps stakeholders assess the quality of the Group’s corporate governance and assists investors in their investment decisions.
Corporate Governance developments
The key corporate governance developments for the Group in 2022 and early 2023 included the following:
Board of Directors
■ Axel Lehmann was elected as Chairman of the Board of Directors (Chairman) at the Annual General Meeting (AGM) on April 29, 2022. Axel Lehmann was initially appointed as Chairman by the Board of Directors (Board) with effect from January 16, 2022, succeeding António Horta-Osório, who resigned from the Board;
■ Three new Board members, Mirko Bianchi, Keyu Jin and Amanda Norton, were elected at the 2022 AGM, ensuring that the Board continues to have strong expertise in the areas of finance and risk management and with respect to Asian markets, particularly China, which are important growth areas for the Group; Mirko Bianchi was subsequently appointed Chair of the Audit Committee;
■ Long-standing Board members Severin Schwan and Kai Nargolwala did not stand for re-election at the 2022 AGM, nor did Juan Colombas, who had been elected to the Board in October 2021;
■ Several leadership changes within the Board have been implemented, including the appointment of Christian Gellerstad as Vice-Chair and Lead Independent Director (former Vice-Chair and Lead Independent Director: Severin Schwan), and Chair of the Compensation Committee (former Chair: Kai Nargolwala), as well as the appointments of Clare Brady as Chair of the Conduct and Financial Crime Control Committee (former Chair: Christian Gellerstad), Richard Meddings as Chair of the Risk Committee (former Chair: Axel Lehmann) and a refreshed composition of the Governance and Nominations Committee; and
■ Michael Klein stepped down from the Board and the Compensation Committee on October 27, 2022 in the context of the restructuring of the Group’s Investment Bank. It was subsequently announced on February 9, 2023 that, subject to regulatory approval, Michael Klein will join the Executive Board as CEO of Banking, regional CEO of Americas and CEO designate of CS First Boston and that the Group will acquire The Klein Group LLC, a New York-based investment banking boutique and registered broker-dealer, which will be integrated into CS First Boston.
Executive Board
■ Ulrich Körner, who was serving as the CEO of the Asset Management division, was appointed Group CEO by the Board, effective August 1, 2022, succeeding Thomas Gottstein;
■ The Board appointed the following new Executive Board members: Francesco De Ferrari as CEO Wealth Management, effective January 1, 2022, and regional CEO of Europe Middle East and Africa (EMEA), effective August 21, 2022 (after serving in this role on an ad interim basis since January 2022); Joanne Hannaford as Chief Technology & Operations Officer (CTOO) and David Wildermuth as Chief Risk Officer (CRO), both effective January 1, 2022; Christine Graeff as Global Head of People, effective February 1, 2022; Edwin Low as regional CEO of Asia Pacific (APAC), effective June 1, 2022; Markus Diethelm as General Counsel (GC), effective June 15, 2022; Francesca McDonagh as Chief Operating Officer (COO), effective September 19, 2022; Dixit Joshi as Chief Financial Officer (CFO), effective October 1, 2022; and Nita Patel as Chief Compliance Officer (CCO), effective November 1, 2022;
■ Individuals who stepped down from the Executive Board during 2022 were Antoinette Poschung, former Global Head of Human Resources; Helman Sitohang, former regional CEO of APAC; Romeo Cerutti, former GC; Thomas Gottstein, former CEO; David Mathers, former CFO; Christian Meissner, former CEO Investment Bank and regional CEO of Americas; and Rafael Lopez Lorenzo, former CCO; and
■ The appointment of former Board member Michael Klein to the Executive Board, subject to regulatory approval.
Organizational structure
■ Changes to the Group’s organizational structure were implemented in 2022 following the review of the Group’s strategy by the Board during 2021: effective January 1, 2022, the Group was organized into four divisions – Wealth Management, Investment Bank, the Swiss Bank and Asset Management – and four geographic regions – Switzerland, EMEA, APAC and Americas;
■ A new Strategic Regulatory Remediation program was launched in the second quarter of 2022, which is intended to strengthen our organization and deliver on regulatory programs. The program is overseen by the Strategic Regulatory

Remediation Committee (SRRC) at the Executive Board level, chaired by the CRO;
■ Following the appointment of Ulrich Körner as the new Group CEO announced in July 2022, a new Group COO function was established and Francesca McDonagh was appointed to this role. The COO supports the CEO in the steering and strategic development of the Group and has responsibility for leading operational and cost transformation, as well as enterprise architecture development, including focusing on organizational design and bank-wide efficiencies;
■ Further changes to the Group’s organizational structure were announced in October 2022 after the conclusion of a comprehensive strategic review conducted in the second half of 2022 and the resulting decision by the Board to radically restructure the Investment Bank. Key changes included the carve-out of CS First Boston as a capital markets and advisory business, and the creation of a Capital Release Unit (CRU). The CRU comprises the remaining part of the Group’s Securitized Products Group (SPG) business and a Non-Core Unit (NCU), which has the purpose of releasing capital through the wind-down of non-strategic, low return and higher-risk businesses. The CRU became effective on January 1, 2023; and
■ A Group-wide review of our organizational set-up was initiated to reduce layers and duplication across divisions and functions, which is currently in progress and, once completed, is expected to support a more effective and less complex organizational design.
Shareholder meetings
■ At the AGM on April 29, 2022, shareholders rejected two proposals put forward by shareholders: one for a special audit into the supply chain finance funds (SCFF) and “Suisse Secrets” matters and the other on a change in the Articles of Association (AoA) relating to the Group’s climate strategy and disclosures. In connection with the second matter, the Board proposed to submit the Group’s climate strategy as outlined in the Strategy chapter of the 2022 Task Force on Climate-related Financial Disclosures (TCFD) report, which forms part of the Group’s Sustainability Report, for acceptance by shareholders in a consultative vote at the 2023 AGM; and
■ At an Extraordinary General Meeting (EGM) on November 23, 2022, shareholders approved two capital increases with aggregate gross proceeds amounting to CHF 4 billion.
Regulatory developments
We regularly monitor developments in corporate governance guidelines, regulations and best practice standards in all jurisdictions relevant to our business operations.
On June 19, 2020, the Swiss Parliament adopted a revision of the Swiss corporate law (Corporate Law Reform), which entered into force on January 1, 2023 (subject to certain transitional provisions). Key changes relate to the improvement of the protection of rights of small shareholders, modernization of the provisions governing shareholders’ meetings, for example, by allowing shareholders’ meetings to take place in a virtual or hybrid meeting format, increased flexibility regarding changes in share capital through the introduction of a capital range and the strengthening of corporate governance through, for example, embedding the rules formerly covered in the Compensation Ordinance that apply to listed companies into the new Swiss corporate law. As a result of the Corporate Law Reform, Swiss corporations are obliged to amend their articles of association within two years to comply with the revised law. Therefore, the Board of the Group proposes to revise the AoA at the 2023 AGM in line with the revised law and prevailing market standards in Switzerland.
The Corporate Law Reform stipulates “comply or explain” disclosure obligations on gender diversity on the board of directors and executive board of listed companies of at least 30% and 20%, respectively, effective as of January 1, 2021, with ongoing transitional periods before the obligations begin to apply. Credit Suisse already meets the gender requirements for our Board and Executive Board as of December 31, 2022, by having 58% female Board members and 36% female Executive Board members, respectively.
Furthermore, on January 1, 2022, the Swiss Parliament’s counterproposal to the rejected Swiss Responsible Business Initiative entered into force by way of an amendment to the Swiss Code of Obligations and the enactment of a corresponding implementing ordinance. It is based on corresponding EU rules and requires companies of public interest to report annually on certain non-financial matters, including the impact the company’s activity has on environmental, social and governance (ESG) matters. The first report on non-financial matters is due for the 2023 financial year; the first shareholder vote on such report is expected to take place at the 2024 AGM.
Governance of crisis management
A crisis is an event that requires critical decisions which cannot be resolved with ordinary management techniques and decision-making authority. Credit Suisse has a Crisis Management Framework (CMF) and robust governance processes in place to enable the effective management of crises. The CMF is a bank-wide approach to crisis management addressing global, regional, location and function levels and provides a pre-defined and documented process to enable Credit Suisse to manage situations or events that have the propensity to become a crisis. It includes the definition of the global Crisis Assessment Team, the global Crisis Management Team (CMT), the crisis management process, roles and responsibilities. The Crisis Assessment Team has the responsibility of assessing the damage or impact or potential impact of an incident, crisis or disaster. It is assigned the task of recommending the invocation of the corresponding CMT. The CMT is the group responsible for overall decision making and coordination of Credit Suisse’s response to a crisis in a timely manner.
The Crisis Assessment Team assesses the impact of a specific crisis event to the firm on a global level and provides recommendations for final decisions to the CMT, whose members include all members of the Executive Board. In the case of a specific crisis event, firm-wide business continuity management response measures are triggered where appropriate and overseen by the Executive Board. At the Board level, oversight of business continuity management is within the responsibility of the Risk Committee. In any given crisis event, the Board may delegate certain responsibilities to a sub-committee of its members that is authorized to take actions that exceed the mandate of the Executive Board, when decisions are needed in too short a time frame to convene the full Board. Adequate reporting of a crisis to regulators as necessary is part of the CMT process.
In February 2022, the Crisis Assessment Team was invoked due to Russia’s invasion of Ukraine. Key priorities in this respect included taking measures to protect the safety and security of impacted employees, assessing and implementing different sanctions imposed by various governments, close monitoring of potential business interruptions and increased cyber threats. The Crisis Assessment Team stood down in September 2022 and business as usual procedures were resumed. In addition, an EMEA Russia Taskforce was established in March 2022 to coordinate divisional and functional Bank-wide activities.
During 2022, Credit Suisse convened an Energy Shortages Taskforce to proactively plan for potential energy supply shortages across continental Europe. Heightened preparations focused on ensuring resilience measures were in place to continue delivering critical services. Measures included reducing building energy consumption, securing backup fuel supplies and determining alternative business strategies should local Credit Suisse locations and work-from-home options be unavailable. No disruptions have been experienced to date and the Energy Shortages Taskforce continues to monitor the situation and to prepare for future occurrences.
In early 2022, the Board retired the dedicated tactical crisis committee originally established in 2021 for oversight of the Archegos Capital Management (Archegos) and SCFF matters, which later also served for the oversight of a comprehensive Group-wide risk review initiated by the former Chairman and in line with the expectations of the Swiss Financial Market Supervisory Authority FINMA (FINMA). The tactical crisis committee was retired after determining how to implement continued oversight and by handing over the topics and initiatives that required ongoing monitoring to the relevant governance bodies at the Executive Board and/or Board level.
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
The Group is engaged in the banking business. Effective January 1, 2023, reflecting the strategic announcement on October 27, 2022, the Group is organized into five divisions – Wealth Management, Swiss Bank, Asset Management, Investment Bank and the new CRU.
The global divisions are complemented by the regions to drive cross-divisional collaboration and strengthen legal entity management oversight and regulatory relationships at a regionally aligned level. The Group’s banking business is carried out through its legal entities, which are operational in various jurisdictions and subject to the governance rules and supervision of the regulators in those jurisdictions. The Group has identified certain major subsidiary companies, which, in aggregate, account for a significant proportion of the Group’s business operations.
These major subsidiaries, which are all subsidiaries of Credit Suisse AG, are: Credit Suisse (Schweiz) AG, Credit Suisse Holdings (USA) Inc. and Credit Suisse International. Corporate governance at these major subsidiaries is closely aligned with the Group’s corporate governance, for example, through the appointment of at least one Board member to the boards of each of these major subsidiaries. In accordance with Swiss banking law, the major subsidiaries are subject to consolidated supervision at the level of the Group and the Bank.
The strategy review, announced in October 2022, has resulted in changes to the Investment Bank business, which is conducted out of several subsidiaries, including Credit Suisse Holdings (USA) Inc. and Credit Suisse International. Consistent with our objective to streamline and optimize our legal entity structure in the context of the Group’s strategy, Credit Suisse is conducting a review of the legal entity strategy across regions. The legal entity strategy review will assess the impact on existing legal entities across regions to ensure the legal entity footprint will be adjusted to accommodate changes in the size and scope of the investment banking business. Efforts to optimize the legal entity structure across regions, including the closure of redundant entities, will continue to be a priority. The Group anticipates continued simplification of the global legal entity structure, in line with the new business strategy, which is expected to drive financial efficiency for the Group. Additionally, to facilitate the future separation of the businesses transferring to CS First Boston, an assessment of the requirements is underway to set up the optimal legal entity structure (subject to regulatory approval) across key markets. Any changes to the legal entity structure will continue to align to Group standards of governance and comply with local regulatory requirements.
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
Document

Description

Website
Articles of Association (AoA)

■ Defines the purpose of the business, the capital structure and the basic organizational framework.
■ The AoA of Credit Suisse Group AG (Group) are dated December 7, 2022, and the AoA of Credit Suisse AG (Bank) are dated September 4, 2014.

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

credit-suisse.com/compensationpolicy

The Board intends to propose amendments to the Group’s AoA for approval by shareholders at the 2023 AGM to adapt to the provisions of the Corporate Law Reform. The amendments include a change to the Group’s purpose to reflect the Group’s ambition to create long-term, sustainable value, an alignment of provisions related to share capital, shareholders’ voting rights, shareholders’ right to raise AGM agenda items or motions, the introduction of a capital range, which allows the Board to increase or decrease the share capital within pre-defined upper and lower limits and replaces the provision related to authorized capital, additional flexibility to hold shareholders’ general meetings in either a hybrid or virtual format, and the adoption of the compensation rules formerly covered in the Compensation Ordinance. The proposed amendments are published on our website along with the 2023 AGM agenda: credit-suisse.com/agm.
The summaries herein of the material provisions of our AoA and the Swiss Code of Obligations do not purport to be complete and are qualified in their entirety by reference to the AoA and the Swiss Code of Obligations.
Company details
	Group	Bank
Legal name	Credit Suisse Group AG	Credit Suisse AG
Business purpose	Operates as a holding company	Operates as a bank
Registration details	Commercial register of the Canton of Zurich as of March 3, 1982; No. CHE-105.884.494	Commercial register of the Canton of Zurich as of April 27, 1883; No. CHE-106.831.974
Date incorporated, with unlimited duration	March 3, 1982	July 5, 1856
Registered office	Paradeplatz 8 8001 Zurich Switzerland	Paradeplatz 8 8001 Zurich Switzerland
Equity listing	SIX Swiss Exchange ISIN: CH0012138530 NYSE in the form of ADS ISIN: US2254011081	–
Authorized representative in the US	Credit Suisse (USA), Inc., 11 Madison Avenue, New York, New York, 10010	Credit Suisse (USA), Inc., 11 Madison Avenue, New York, New York, 10010
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
Purpose and values
At Credit Suisse, we believe that we have an important role to play in society and in supporting our communities. As a bank, we provide capital, manage and protect wealth, participate in markets and facilitate infrastructure development. This allows us to contribute to sustainable economic growth. Our purpose is at the core of everything we do. It captures for us, for our clients and for other stakeholders “why” Credit Suisse exists as an organization. Our purpose statement is an integral part of the Group’s Code of Conduct. The document “The Credit Suisse Code of Conduct: Our Purpose and Values” reflects our purpose statement and emphasizes our six cultural values of inclusion, meritocracy, partnership, accountability, client focus and trust (IMPACT) and the underlying behaviors that we expect all of our employees and members of the Board to observe. In early 2023, the Code of Conduct was reviewed as part of an annual review. The revised Code of Conduct reinforces our commitment to complying with all applicable laws, regulations and policies in order to safeguard our reputation for integrity, fair dealing and measured risk taking and includes clear guidelines for the escalation of concerns by employees, including concerns regarding the CEO, members of the Executive Board and senior financial officers. The purpose and values framework is shown in the illustration below.
> Refer to credit-suisse.com/code for our Code of Conduct.

Sustainability and Environmental, Social and Governance
Sustainability is an integral part of our value proposition for our clients, shareholders, employees and other stakeholders. Credit Suisse regularly engages with these stakeholders, including shareholders, to align our sustainability strategy, short- to mid-term goals and implementation status with stakeholder expectations. We strive to comply with the cultural values set out in our Code of Conduct in every aspect of our work, including in our relationships with diverse stakeholders. We do so based on a broad understanding of our duties as a financial services provider and employer and as an integral part of the economy, society and the environment. As a global financial institution, we can support our clients in encouraging sustainable production and consumption practices, enabling diversity, equity and inclusion, channeling capital flows toward sustainable finance and encouraging the continued shift toward sustainable and impact investment.
The Group’s Sustainability Report continues to reflect the Global Reporting Initiative (GRI) Standards for sustainability reporting and the Sustainability Accounting Standards Board (SASB) Standards while also providing information on the progress we have made in implementing the Principles for Responsible Banking and the Ten Principles of the UN Global Compact, including the measures we have put in place to contribute to the realization of the UN Sustainable Development Goals. As in previous years, we plan to submit our Sustainability Report 2022 to the SIX Swiss Exchange in accordance with the opting-in regulation for companies issuing sustainability reports.
Environmental, Social and Governance activities
During 2022, the Group undertook a wide range of activities that reflect its commitment to the sustainability approach described above and made a number of important achievements toward further embedding ESG considerations in many aspects of our business endeavors. Examples of our key achievements, our adopted disclosure standards and certain ESG ratings considerations are summarized below.
Description

Activity
Select achievements

■ introduced a Climate Action Plan, which sets out a pathway toward net zero for in-scope investments in Asset Management and Wealth Management (discretionary mandates managed within Investment Solutions and Sustainability)
■ Credit Suisse Asset Management joined the Net Zero Asset Managers initiative, broadening our net zero commitment
■ set goals for six sectors, based on our commitment to develop interim 2030 science-based goals for key sectors. In addition, expanded our sector policies to cover additional climate- and nature-sensitive activities
■ further progressed toward our representation targets for women globally and Black talent in the US and UK
■ held our second Sustainability Week and launched the Center for Sustainability as a pillar of the Credit Suisse Research institute to provide clients and stakeholders with thought leadership and research on emerging sustainability topics
■ developed a new Risk Culture Framework to enhance risk management at Credit Suisse
■ established more clearly defined ESG metrics into Executive Board compensation
■ Continued volunteering efforts by Credit Suisse employees around the world to help charitable causes, drawing on their skills and expertise for the benefit of local communities
Disclosure standards

■ continues to disclose information that is pursuant to the World Economic Forum International Business Council Stakeholder Capitalism Metrics alongside reporting according to the SASB Standards (now consolidated into the International Sustainability Standards Board) and reference to the GRI Standards for sustainability reporting
■ continues to support the recommendations of the TCFD, where our disclosure is intended to provide transparency on the progress that we have made in addressing significant risks and opportunities arising from climate change
ESG ratings

■ assessed by a number of ESG ratings providers such as S&P Global (Corporate Sustainability Assessment), Sustainalytics, MSCI and CDP, and we continue to be included in the FTSE4Good Index Series
The Group’s Sustainability Report is available on our website at credit-suisse.com/sustainabilityreport. An overview of Credit Suisse’s most recent ESG ratings and its inclusion in sustainability indices is available at: credit-suisse.com/sustainability-ratings-indices.

Sustainability Governance
Governance of sustainability is exercised through the established governance bodies of the Group, thus integrating sustainability into existing businesses processes and structures, as well as through boards and committees specifically focused on sustainability topics as described in further detail below. The following chart illustrates the main corporate bodies at Board, Executive Board, and senior management levels that are involved in maintaining robust sustainability governance at Credit Suisse, as reflected in the Sustainability Governance Framework.

Sustainability Governance Framework

Board of Directors
Board of Directors
Approves and monitors the sustainability strategy
Sustainability Advisory Committee
Assists the Board, in an advisory capacity, in fulfilling its oversight duties with respect to the Group's sustainability strategy, target and program effectiveness
Risk Committee
Oversees and reviews the Group's risk management function in the context of sustainability
Conduct and Financial Crime Control Committee
Oversees the Group's exposure to financial crime risk in the context of sustainability
Audit Committee
Oversees and reviews Group ESG disclosures
Compensation Committee
Determines compensation incentives in the context of ESG-related factors
Executive Board
Executive Board
Responsible for the day-to-day operational management and reviews and coordinates significant initiatives, projects and business developments in the field of sustainability
Executive Board Risk Management Committee
Oversight function with respect to market, credit, reputational and sustainability risk-related matters
Group Conduct Board
Oversees how conduct matters are handled and ensures consistency and the alignment of practices across the Group
Purpose, Values and Culture Council[1]
Oversees implementation and embedding of culture across Group
ESG Disclosure & Reporting Steering Committee[2]
Provides oversight and approval for Group ESG disclosures
Management
Divisional Risk Management Committees
Global Client Risk Committee
Divisional Client Risk Committees
Climate Risk Strategy Steering Committee
Sustainability (Climate) Risk Executive Leadership Committee
Divisional Conduct Boards
Functional Conduct Board
Regional Conduct Board(s)
Sustainability Leadership Committee
Responsible for strategy development, progress oversight and identification of growth opportunities
Sustainability Operational Committee
Oversees initiatives, projects and other strategy execution and framework methodology changes
Sustainability Framework Committees
Reviews and signs off of transactions based on the existing frameworks

1 In 2023, the Purpose, Values and Culture Council will be replaced with the Group Culture and Values Board.

2 Co-chaired by the CFO and Chief Sustainability Officer.

Employee relations
As of December 31, 2022, we had 50,480 employees worldwide, of which 16,700 were in Switzerland and 33,780 were abroad. Our corporate titles include managing director, director, vice president, assistant vice president and non-officer staff. The majority of our employees do not belong to unions. We have not experienced any significant strikes, work stoppages or labor disputes in recent years. We consider our relations with our employees to be good.
> Refer to “Credit Suisse” in II – Operating and financial review for further information on our responsibility as an employer.

Shareholders
Capital structure
Our total issued share capital as of December 31, 2022 was CHF 160,086,322 divided into 4,002,158,062 shares, with a nominal value of CHF 0.04 per share. On November 23, 2022, the Group held an EGM, at which shareholders approved two capital increases. The Group completed the first capital increase on November 25, 2022 by way of a share placement of 462,041,884 newly issued shares to qualified investors and a second capital increase by way of a rights offering on December 9, 2022. The two capital increases resulted in 1,351,410,342 newly issued shares. Under the 2021 Share Repurchase Program, Credit Suisse repurchased 25,087,000 of its shares on a second trading line on the SIX Swiss Exchange. These shares were not cancelled by means of a capital reduction and instead used to service employee participation plans.
> Refer to “Share purchases” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management for further information.
> Refer to “Note 17 – Share capital, conditional, conversion and authorized capital” in VII – Parent company financial statements – Credit Suisse Group and our AoA (Articles 26, 26c and 27) for information on changes to our capital structure during the year. Refer to credit-suisse.com/annualreporting for prior year annual reports.
Shareholder information
Shareholder base
We have a broad shareholder base, with the majority of shares owned directly or indirectly by institutional investors outside Switzerland. As of December 31, 2022, 127,369 shareholders were registered in our share register with 2,112,719,852 shares, representing 53% of the total shares issued. The remaining 47% of shares are not registered in our share register. As of December 31, 2022, 212,513,843 or 5.31%, of the issued shares were in the form of ADS. The information provided in the following tables reflects the distribution of Group shares as registered in our share register as of December 31, 2022.
Distribution of Group shares
	2022				2021
end of	Number of shareholders	%	Number of shares	%	Number of shareholders	%	Number of shares	%
Distribution of Group shares
Private investors	124,484	98	515,341,070	13	100,799	98	252,207,277	10
of which Switzerland	111,397	87	435,383,881	11	89,777	87	208,642,607	8
of which foreign	13,087	10	79,957,189	2	11,022	11	43,564,670	2
Institutional investors	2,885	2	1,597,378,782	40	2,561	2	1,296,354,087	49
of which Switzerland	2,600	2	391,597,268	10	2,225	2	287,213,758	11
of which foreign [1]	285	0	1,205,781,514	30	336	0	1,009,140,329	38
Shares registered in share register	127,369	100	2,112,719,852	53	103,360	100	1,548,561,364	58
of which Switzerland	113,997	90	826,981,149	21	92,002	89	495,856,365	19
of which Europe	11,286	9	713,408,516	18	9,457	9	525,277,642	20
of which US 1	152	0	542,313,346	14	167	0	505,114,571	19
of which other	1,934	2	30,016,841	1	1,734	2	22,312,786	1
Shares not registered in share register	–	–	1,889,438,210	47	–	–	1,102,186,356	42
Total shares issued	–	–	4,002,158,062	100	–	–	2,650,747,720	100
1 Includes shares issued in the form of ADS.

Distribution of institutional investors in share register by industry
	2022				2021
end of	Number of shareholders	%	Number of shares	%	Number of shareholders	%	Number of shares	%
Institutional investors by industry
Banks	11	0	6,148,257	0	13	1	550,416	0
Insurance companies	65	2	17,089,058	1	75	3	31,254,620	2
Pension funds	266	9	60,670,360	4	285	11	49,588,692	4
Investment trusts	243	8	274,291,236	17	292	11	220,284,468	17
Other trusts	337	12	8,265,799	1	352	14	7,001,850	1
Governmental institutions	26	1	181,555	0	28	1	764,832	0
Other [1]	1,849	64	183,224,602	11	1,417	55	135,429,360	10
Direct entries	2,797	97	549,870,867	34	2,462	96	444,874,238	34
Fiduciary holdings	88	3	1,047,507,915	66	99	4	851,479,849	66
Total institutional investors	2,885	100	1,597,378,782	100	2,561	100	1,296,354,087	100
Rounding differences may occur.
1 Includes various other institutional investors for which a breakdown by industry type was not available.
Through the use of an external global market intelligence firm, we regularly gather additional information on the composition of our shareholder base, including information on shares that are not registered in our share register. According to this data, our shareholder base as of December 31, 2022 comprised 72% institutional investors, with just over one third of such investors located in North America. The distribution of Group shareholdings by investor type and region is shown as follows:
Shareholder engagement
The Group engages regularly with its shareholders and proxy advisors. The purpose of such engagements is to understand the perspectives of its shareholders, exchange views about the Group’s strategy, financial performance, corporate governance and compensation and other matters of importance to the Group or its shareholders. Shareholder engagement meetings may be attended by the Chairman, the Compensation Committee Chair, the Sustainability Advisory Committee Chair, the CEO, CFO and other members of the Board or senior management. The responsibility for shareholder engagement is overseen by our Investor Relations department. The Group aims to ensure that all shareholders receive the relevant information they need to keep abreast of current Group developments and make informed decisions.
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

Significant shareholders
Under the Swiss Federal Act on Financial Market Infrastructure and Market Conduct in Securities and Derivative Trading (FinFMIA), anyone holding shares in a company listed on the SIX Swiss Exchange is required to notify the company and the SIX Swiss Exchange if their holding reaches, falls below or exceeds the following thresholds: 3%, 5%, 10%, 15%, 20%, 25%, 33 1/3%, 50% or 66 2/3% of the voting rights entered into the commercial register, whether or not the voting rights can be exercised (that is, notifications must also include certain derivative holdings such as options or similar instruments). Following receipt of such notification, the company has an obligation to inform the public. In addition, pursuant to the Swiss Code of Obligations, a company must disclose in the notes to its annual consolidated financial statements the identity of any shareholders who own in excess of 5% of its shares. The following provides an overview of the holdings of our significant shareholders, including any rights to purchase or dispose of shares, based on the most recent disclosure notifications. In line with the FinFMIA requirements, the percentages indicated below were calculated in relation to the share capital reflected in the AoA at the time of the disclosure notification. As shareholders are only required to notify the company and the SIX Swiss Exchange if their holding reaches, falls below or exceeds the thresholds listed above, the percentage holdings of our significant shareholders may vary at any given time compared to the date of submission of the most recent notification for these respective shareholders. The full text of all notifications can be found on our website at credit-suisse.com/shareholders. Each share entitles the holder to one vote, except as described below.
> Refer to “Note 3 – Business developments, significant shareholders and subsequent events” in VI – Consolidated financial statements – Credit Suisse Group for further information on significant shareholders.
The Group also holds positions in its own shares, including shares acquired through the Share Repurchase Program described above, which are subject to the same disclosure requirements as significant external shareholders. These positions fluctuate and, in addition to the activities from the Share Repurchase Program, primarily reflect activities related to market making, facilitating client orders and satisfying the obligations under our employee compensation plans. Shares held by the Group have no voting rights. As of December 31, 2022, our holdings amounted to 1.96% purchase positions (1.50% registered shares and 0.46% share acquisition rights) and 0.63% sales positions (disposal rights).
> Refer to “Share purchases” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management for further information.
Cross shareholdings
The Group has no cross shareholdings in excess of 5% of capital or voting rights with any other company.
Significant shareholders
	Group publication of notification	Number of shares (million)	Approximate shareholding %	[1]	Purchase rights %
December 31, 2022 or the most recent notification date
Saudi National Bank	December 10, 2022	395.5	9.88	[2]	–
BlackRock Inc.	February 10, 2023	163.1	4.07	[3]	–
The Olayan Group (registered entity – Competrol Establishment)	December 12, 2018	126.0	4.93		0.07	[4]
Qatar Investment Authority (registered entity – Qatar Holding LLC)	November 17, 2021	133.2	5.03		–
December 31, 2021 or the most recent notification date
Qatar Investment Authority (registered entity – Qatar Holding LLC)	November 17, 2021	133.2	5.03		–
The Olayan Group (registered entity – Competrol Establishment)	December 12, 2018	126.0	4.93		0.07
Dodge & Cox	September 19, 2020	122.2	4.99		–
BlackRock Inc.	January 26, 2022	109.0	4.11		0.95
Harris Associates L.P.	November 9, 2013	81.5	5.17		–
Silchester International Investors LLP	December 7, 2018	77.4	3.03		–
December 31, 2020 or the most recent notification date
Qatar Investment Authority (registered entity – Qatar Holding LLC)	September 6, 2018	133.2	5.21		0.39
Norges Bank	February 15, 2018	127.4	4.98		–
The Olayan Group (registered entity – Competrol Establishment)	December 12, 2018	126.0	4.93		0.07
Dodge & Cox	September 19, 2020	122.2	4.99		–
BlackRock Inc.	March 16, 2021	100.5	4.11		0.93
Harris Associates L.P.	November 9, 2013	81.5	5.17		–
Silchester International Investors LLP	December 7, 2018	77.4	3.03		–
1
The approximate shareholding percentages were calculated in relation to the share capital at the time of the relevant disclosure notification. They therefore do not reflect changes in such percentages that would result from changes in the number of outstanding shares, following the date of the disclosure notification.

2 Total purchase positions disclosed were 9.88%.
3 Total purchase positions disclosed were 4.93% (4.07% in shares and 0.86% voting rights that can be exercised at one’s own discretion).
4 The 0.07% purchase rights relate to put options and perpetual tier 1 contingent convertible capital notes.

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
■ shares in respect of which the shareholder confirms to us that the shareholder has acquired the shares in the shareholder’s name for the shareholder’s own account and in respect of which the disclosure requirements in accordance with the FinFMIA and the relevant ordinances and regulations have been fulfilled; or
■ shares that are registered in the name of a nominee, provided that this nominee is willing to furnish us, on request, the name, address and shareholdings of any beneficial owner or group of related beneficial owners on behalf of whom the nominee holds 0.5% or more of the total outstanding share capital of the Group.
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
Pursuant to the articles of association the Board of Directors will specify the applicable regulations for the provision of power of attorney and instructions to the independent proxy (i.e., as part of the invitation to the general meeting).
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
In the context of the Corporate Law Reform upon shareholder approval of and the proposed changes to our AoA, the related AGM authorities will change so that one or more shareholders whose combined holdings represent at least 5% of the share capital or votes can request that a shareholders’ meeting be called. The request to include a particular item on the agenda of the shareholders’ meeting, or the request to include a proposal relating to an agenda item must be submitted in writing together with the relevant proposals. At the same time, shares of the Group representing at least 0.025% of the share capital or votes (which corresponds to a nominal value of approximately CHF 40,000) are to be deposited for safekeeping.
Virtual meetings during the COVID-19 pandemic
Due to the COVID-19 pandemic, and pursuant to the Swiss Federal Council’s related COVID-19 ordinance, the 2022 AGM and EGM were held without the personal attendance of shareholders. Shareholders were represented at the 2022 AGM and EGM exclusively by the independent proxy. Since the COVID-19 ordinance is no longer applicable and the Corporate Law Reform provides for more flexibility in connection with shareholders’ meetings, the Board proposes changes to our AoA, which would allow the possibility to hold hybrid and virtual meetings in the event of exceptional circumstances, in addition to physical meetings.

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
Say-on-Pay
In accordance with the Swiss Code of Best Practice for Corporate Governance, the Group will submit the compensation report (contained in the Compensation section of the 2022 Annual Report) for a consultative, non-binding vote by shareholders at the 2023 AGM. In accordance with Swiss law, the Group will submit the following Board and Executive Board compensation recommendations for binding votes by shareholders at the 2023 AGM:
■ For the Board: a maximum amount of compensation for the Board for the period from the 2023 AGM to the 2024 AGM;
■ For the Executive Board: a maximum amount of fixed compensation for the Executive Board for the period from the 2023 AGM to the 2024 AGM; and
■ For the Executive Board: an aggregate amount of compensation comprising the Transformation Award to be granted in 2023, subject to performance conditions over the three-year period from the beginning of 2023 to the end of 2025.
> Refer to “Say-on-pay vote” in V – Compensation – Compensation framework, policy, and governance for further information on the say-on-pay vote.
Discharge of the acts of the Board and the Executive Board
According to Swiss law, the AGM has the power to discharge the actions of the members of the Board and the Executive Board. The 2022 AGM granted discharge to the Board and Executive Board for the 2021 financial year, excluding discharge in relation to the SCFF matter. The Board had also proposed to the 2022 AGM to grant discharge for the 2020 financial year, excluding discharge in relation to the SCFF matter, as the discharge proposal was withdrawn from the 2021 AGM agenda. Shareholders did not support the Board’s proposal in this case, however, and voted against the granting of discharge to the members of the Board and the Executive Board for the 2020 financial year.
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

Duty to make an offer
Swiss law provides that anyone who, directly or indirectly or acting in concert with third parties, acquires 33 1/3% or more of the voting rights of a listed Swiss company, whether or not such rights are exercisable, must make an offer to acquire all of the listed equity securities of such company, unless the AoA of the company provides otherwise. Our AoA does not include a contrary provision. This mandatory offer obligation may be waived under certain circumstances by the Swiss Takeover Board or FINMA. If no waiver is granted, the mandatory offer must be made pursuant to procedural rules set forth in the FinFMIA and implementing ordinances.
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
> Refer to “Contract lengths, termination and change in control provisions” in V – Compensation – Supplementary information for further information on the clauses on changes in control.
Trading restrictions and blackout periods
Group employees with access to material, non-public information relating to the Group and its businesses, such as members of the Executive Board, are subject to a number of trading restrictions, including, but not limited to, pre-clearance requirements and regular blackout periods and permitted trading windows. These trading restrictions are also applicable to members of the Board. Group employees that, by nature of their activities, have potentially greater and regular access to material, non-public information relating to the Group (Access Persons), such as members of the Executive Board, are generally prohibited from trading in Group securities for fourteen full calendar days prior to the end of each quarter. Other Group employees are generally prohibited from trading in Group securities for five full business days prior to public announcement of the earnings for the preceding quarter. The permitted trading window reopens one day after the public announcement of the Group’s earnings for the preceding quarter. Even during permitted trading windows, Group employees who are in possession of material, non-public information relating to the Group are prohibited from trading in (or suggesting to others that they trade in) any Group securities.
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
Board composition and succession planning
The Governance and Nominations Committee regularly considers the composition of the Board as a whole and in light of staffing requirements for the committees. The Governance and Nominations Committee recruits and evaluates candidates for Board membership based on criteria as set forth by the OGR (Chapter II Board of Directors, Item 8.2.3). The Governance and Nominations Committee may also retain outside consultants with respect to the identification and recruitment of potential new Board members. In assessing candidates, the Governance and Nominations Committee considers the requisite skills and characteristics of potential Board members as well as the composition of the Board as a whole. Among other considerations, the Governance and Nominations Committee takes into account areas of expertise, management experience, independence and diversity in the context of the needs of the Board to fulfill its responsibilities. The Governance and Nominations Committee also considers other activities and commitments of an individual in order to be satisfied that a proposed member of the Board can devote enough time to a Board position at the Group.
> Refer to “Mandates” for further information.
Members of the Board of Directors
	Board member since	Independence	Governance and Nominations Committee	Audit Committee	Risk Committee	Compensation Committee	Conduct and Financial Crime Control Committee	Digital Transformation and Technology Committee	Sustainability Advisory Committee
Elected at 2022 AGM
Axel Lehmann, Chairman [1]	2021	Independent	Chair	–	–	–	–	–	–
Mirko Bianchi [2]	2022	Independent	Member	Chair	Member	–	Member	–	–
Iris Bohnet	2012	Independent	–	–	–	Member	–	–	Chair
Clare Brady	2021	Independent	–	Member	–	–	Chair	–	Member
Christian Gellerstad [3,4]	2019	Independent	Member	–	–	Chair	Member	Member	–
Keyu Jin	2022	Independent	–	–	Member	–	–	Member	–
Shan Li	2019	Independent	–	–	Member	Member	–	–	–
Seraina Macia	2015	Independent	–	Member	–	–	–	Member	–
Blythe Masters [2,4]	2021	Independent	Member	–	–	–	–	Chair	–
Richard Meddings [2,4]	2020	Independent	Member	Member	Chair	–	–	–	–
Amanda Norton [4]	2022	Independent	–	–	Member	Member	–	–	–
Ana Paula Pessoa [4]	2018	Independent	–	Member	–	–	Member	–	–
1 Chairman as of January 16, 2022.
2 Member of the Investment Banking Strategy Committee (an ad-hoc Board committee) that was chaired by the former Board member Michael Klein.
3 Vice-Chair and Lead Independent Director.
4
Subsidiary board memberships: Christian Gellerstad, Credit Suisse Schweiz AG; Blythe Masters, Credit Suisse Holdings (USA), Chair; Richard Meddings, Credit Suisse International and Credit Suisse Securities (Europe) Ltd., Vice Chair; Amanda Norton, Credit Suisse Holdings (USA), Risk Committee Chair; and Ana Paula Pessoa, Brazil Advisory Board, Chair and Credit Suisse Bank (Europe), Chair.

The background, skills and experience of our Board members are diverse and broad and include holding or having held top management positions at financial services and other companies in Switzerland and abroad, as well as leading positions in government, academia and international organizations. The Board is composed of individuals with wide-ranging professional expertise in key areas including the management of client-facing businesses; investment management; finance and/or audit; risk, legal and/or compliance; people, culture and/or compensation; digitalization and/or technology; ESG; and governance, regulatory and/or academia. Diversity of culture, experience and opinion are important aspects of Board composition, as well as gender diversity. While the ratio of female-to-male Board members may vary in any given year, the Board is committed to complying with the gender diversity guidelines as stipulated in the new Swiss corporate law. As shown in the chart above, the Board currently consists of seven female and five male directors. The collective experience and expertise of our Board members as of the end of 2022 across those key areas considered particularly relevant for the Group is illustrated in the following chart.
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
Chairman succession
Axel Lehmann was elected as a member of the Board by the EGM of October 1, 2021. Effective January 16, 2022, the Board appointed Mr. Lehmann as Chairman and successor to Antonio Horta-Osorio, who resigned as Chairman in January 2022. At the 2022 AGM, Mr. Lehmann was subsequently elected as Chairman.
New members and continuing training
Any newly appointed member is required to participate in an orientation program to become familiar with our legal and organizational structure, strategic plans, business operations and significant financial, risk, compliance and regulatory issues and other important matters relating to the governance of the Group. The orientation program is designed to take into account the new Board member’s individual background and level of experience in each specific area. Moreover, the program’s focus is aligned with any committee memberships of the person concerned. In addition to the comprehensive orientation program for new Board members, continuous training forms part of the Board and Board committee agendas through topical deep dives, as well as training on specific bank compliance topics relevant to the Board, such as electronic communication, cybersecurity, data protection and personal account trading. The Board and the committees of the Board regularly ask specialists within the Group to speak about specific topics in order to enhance the Board members’ understanding of issues that already are, or may become, of particular importance to our business.
Meetings
In 2022, the Board held 28 meetings, including an annual two-day strategy session, the majority of which were held as video or telephone conferences in part due to COVID-19-related travel and other restrictions on holding in-person meetings that remained in place in various jurisdictions in 2022. The members of the Board are encouraged to attend all meetings of the Board and the committees on which they serve. Similar to 2021, there were a relatively high number of Board meetings held during 2022 compared to earlier years, due to the need to call frequent extraordinary meetings in connection with the strategy update and overall challenging situation of the firm, as well as various key leadership changes.

Meeting attendance – Board and Board committees
	Board of Directors	Governance and Nominations Committee	Audit Committee	Risk Committee	Compensation Committee	Conduct and Financial Crime Control Committee	Digital Transformation and Technology Committee	Sustainability Advisory Committee
in 2022
Total number of meetings held	28	25	24	13	12	6	5	4
Extraordinary meetings	19	16	6	0	3	0	0	0
Meeting attendance, in %	98	95	98	97	91	93	100	100
Approximate meeting duration, in hours	7-8	2-3	5-6	5-6	2-3	3	2-3	2
Meeting attendance is shown for the calendar year 2022, which spans two Board periods.
Meeting attendance by Board member
	Attended / Maximum									[1]	Attendance in %
	BoD	GNC	AC	RC	CC	CFCCC	DTCC	SAC	Total		Total
in 2022
Axel Lehmann	28/28	25/25	–	3/3	–	–	–	–	56/56		100
Mirko Bianchi	13/13	–	15/15	10/10	–	4/4	–	–	42/42		100
Iris Bohnet	26/28	–	–	–	11/12	–	–	4/4	41/44		93
Clare Brady	28/28	–	23/24	–	–	6/6	–	3/3	60/61		98
Christian Gellerstad	28/28	22/25	–	–	12/12	4/6	5/5	–	71/76		93
Keyu Jin	13/13	–	–	10/10	–	–	4/4	–	27/27		100
Shan Li	28/28	–	–	12/13	6/6	–	–	–	46/47		98
Seraina Macia	27/28	–	23/24	–	–	–	5/5	–	55/57		96
Blythe Masters	25/28	16/18	–	–	5/6	–	5/5	–	51/57		89
Richard Meddings	28/28	25/25	23/24	13/13	–	2/2	–	–	91/92		99
Amanda Norton	11/11	–	–	7/7	4/5	–	–	–	22/23		96
Ana Paula Pessoa	26/28	–	24/24	–	–	6/6	–	–	56/58		97
BoD = Board of Directors; GNC = Governance and Nominations Committee; AC = Audit Committee; RC = Risk Committee; CC = Compensation Committee; CFCCC = Conduct and Financial Crime Control Committee; DTTC = Digital Transformation and Technology Committee; SAC = Sustainability Advisory Committee

1 Owing to changes to the Board and committee composition during the Board period, the maximum and attended meetings per director varies.
All members of the Board are expected to spend the necessary time needed outside of these meetings to discharge their responsibilities appropriately. The Chairman calls the meeting with sufficient notice and prepares an agenda for each meeting. The Chairman may also call extraordinary meetings on short notice, should circumstances require. Any other Board member also has the right to call an extraordinary meeting, if deemed necessary. The Chairman has the discretion to invite members of management or others to attend the meetings. Generally, the members of the Executive Board attend part of the Board meetings to ensure effective interaction with the Board. The Board also holds separate private sessions without management present. Minutes are kept of the proceedings and resolutions of the Board.
From time to time, the Board may make certain decisions via circular resolution, unless a member asks that the matter be discussed in a meeting and not be decided upon by way of written consent. During 2022, the Board resolved five matters via circular resolution. As of the date of the publication of this report, in 2023, the Board has held three meetings, two of which were via video or telephone conference. So far in 2023, there have been no matters resolved via circular resolution.
Mandates
Our Board members may assume board or executive level or other roles in companies and organizations outside of the Group, which are collectively referred to as mandates. The Swiss Code of Obligations sets out that companies must include provisions in their AoA to set limits on the number of mandates that board members and executive management may hold. According to the Group’s AoA (Chapter IV, Section 2, The Board of Directors, Art. 20b), mandates include activities in the most senior executive and management bodies of listed companies and all other legal entities that are obliged to obtain an entry in the Swiss commercial register or a corresponding foreign register. Subject to approval by the AGM, the Group’s AoA will be revised such that mandates in the sense of Art. 20b will be deemed to comprise mandates in comparable functions at other enterprises with an economic purpose. Board members are obligated to disclose all mandates to the Group and changes thereto, which occur during their board tenure. Board members wishing to assume a new mandate with a company or organization must first consult with the Chairman before accepting such mandate, in order to ensure there are no conflicts of interest or other issues.
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
No Board member holds mandates in excess of these restrictions. The assumption of up to five mandates in different legal entities under common control is deemed to constitute one mandate. The restrictions shown above do not apply to mandates of Board members in legal entities controlled by the Group such as subsidiary boards.
Overboarding
In addition to reviewing the number of mandates that a Board member concurrently holds with respect to the limitations described above, the Governance and Nominations Committee also considers the specific roles that Board members perform in other companies in order to identify cases of potential overboarding and to ensure that Board members have sufficient time to dedicate to their Credit Suisse Board mandate. Board members are required to disclose any changes in their mandates or changes to their roles within existing mandates as they occur to ensure that such changes would not lead to an overboarding situation. At the 2022 AGM, certain shareholders were critical of the proposed re-election of Ana Paula Pessoa due to concerns about overboarding in consideration of her concurrent mandates on five listed company boards, including Credit Suisse. Ms. Pessoa informed the Group of her intention to step down from the board of the Vinci Group (listed company) effective April 2023, thereby reducing the number of her listed company mandates to four. She will also step down from the board of Kunumi AI (private company) in April 2023.
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
Moreover, Board members with immediate family members who would not qualify as independent according to the above listed criteria shall be subject to a three-year cooling-off period for purposes of determining their independence after fulfilment of the independence criteria by the immediate family member. In addition, Board members are not deemed to be independent if they are qualified shareholders of the Group or represent such qualified shareholder. A qualified shareholder holds in excess of 10% of the Group’s share capital or may otherwise influence the Group in a significant manner.
Independence criteria applicable to all Board members
Independence

Criteria
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
Independence determination
As of December 31, 2022, all members of the Board were determined by the Board to be independent.
Conflicts of interest
According to our OGR (Chapter IX Special provisions, Items 44.1, 44.2), the members of the Board, the Executive Board and the management committees of the divisions, regions and corporate functions are obliged to preserve the interests of the Group. Conflicts of interest of a personal nature, private or professional, potential conflicts of interest and even the appearance of conflicts of interest should be avoided. Any conflicts of interest with respect to a particular transaction, including conflicts of interest of persons or companies with whom the member has close personal relations, should be disclosed to the chair of the relevant governance body prior to the resolution process for such transaction. The affected member shall not become involved in the resolution process for such transaction.
In connection with the definition and ongoing implementation of the recently announced strategic initiatives, the Board has considered a number of potential conflicts of interest involving existing or former Board members in relation to certain projects being executed as part of those initiatives. The Board considered the aforementioned principles in pursuing those projects, supported by independent external advisers, and took measures to address any potential conflicts of interest in accordance with those principles, including through recusals of interested parties in the decision-making process. The Board will continue to monitor for and take any necessary measures to address any potential conflicts of interest as this implementation progresses.
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
Christian Gellerstad currently serves as the Vice-Chair and the Lead Independent Director.
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

Board evaluation
The Board conducts a self-assessment once a year, where it reviews its own performance against the responsibilities listed in its charter and the Board’s objectives and determines future objectives, including any special focus objectives for the coming year. The performance assessment of the Chairman is led by the Vice-Chair; the Chairman does not participate in the discussion of his own performance. As part of the self-assessment, the Board evaluates its effectiveness with respect to a number of different aspects, including board structure and composition, communication and reporting, agenda setting and continuous improvement. From time to time, the Board may also mandate an external consultant to conduct an external Board effectiveness review rather than performing the annual review as a self-assessment only, in order to get an outside-in view of the Board’s effectiveness and benchmark against best practices. On the proposal of the Chairman, the Board mandated an external consultant to perform a Board effectiveness review in 2022. This assessment was conducted in the fourth quarter of 2022 and included an in depth questionnaire completed by all Board members, interviews conducted with the Chairman, the individual Board members, the CEO and certain other Executive Board members and other internal experts, and the participation of the external consultants as observers in Board and Board committee meetings. The findings and recommendations from the external Board effectiveness review were presented and discussed at a Board meeting in December 2022 and addressed, among other topics, the Board’s future roadmap and priorities, including focus areas for 2023, with respect to strategy, the Group’s operating model, culture, people development and succession planning and Board composition and committee structure. External Board effectiveness reviews took place in 2017 and 2020, in line with the Board’s intention to perform an external Board effectiveness review at least every three years.
Board changes
In addition to Axel Lehmann assuming the role of Chairman as previously mentioned, Mirko Bianchi, Keyu Jin and Amanda Norton were elected as new non-executive Board members at the 2022 AGM and Amanda Norton was also elected as a new Compensation Committee member. Given his extensive finance experience at European financial institutions and former CFO roles, the Board appointed Mirko Bianchi as Chair of the Audit Committee. Richard Meddings, who previously served as Chair of the Audit Committee, was appointed by the Board as Chair of the Risk Committee. Other committee chair changes include the appointment of Clare Brady as Chair of the Conduct and Financial Crime Control Committee and Christian Gellerstad as Chair of the Compensation Committee. Christian Gellerstad was furthermore appointed as Vice-Chair and Lead Independent Director, succeeding Severin Schwan, who did not stand for re-election at the 2022 AGM. At the 2023 AGM, all current Board members are standing for reelection, and there are no new Board candidates proposed for election.
> Refer to “Members of the Board of Directors” table for an overview of all Board members and their current committee appointments.

Board activities
During 2022 and early 2023, the Board focused on a number of key areas, including but not limited to the activities described below. Specifically, the Board:
Activity

Description
Strategy and organization

■ monitored the implementation of the strategy and organizational changes decided as a result of the Group strategy review conducted in 2021 and announced in November 2021, including the mandates of the four business divisions and four regions
■ launched a further comprehensive strategic review in July 2022, building on themes agreed at the 2022 Board Strategy Workshop in June 2022, with the objective to consider alternatives that go beyond the conclusions of the 2021 strategic review, particularly given the changed economic and market environment, and closely supervised progress of the strategy through a special ad-hoc Board committee, the Investment Banking Strategy Committee (IBSC)
■ approved strategy and organizational changes resulting from the 2022 strategic review, including a radical restructuring of the Investment Bank, compromising the carve-out of CS First Boston as a capital markets and advisory business, an accelerated cost transformation, the creation of the CRU and a reallocation of capital to Wealth Management, Swiss Bank, Asset Management and a newly formed Markets business
■ reviewed and approved entering into definitive transaction agreements to sell a significant part of the SPG and other related financing businesses to Apollo Global Management (Apollo) as announced in November 2022
■ assessed and approved the acquisition of The Klein Group LLC, an investment banking boutique and registered broker-dealer affiliated with former Board member Michael Klein, representing an important step to progress the carve-out of CS First Boston
■ supervised the initial phase of the implementation of the strategy and organizational changes and received regular updates on the set-up of the CRU, the progress of the cost transformation program and the restructuring of the Investment Bank
People and culture

■ established, together with the Executive Board, a comprehensive risk culture framework based on the principle that “everyone is a risk manager”, which aims to change mindsets, reinforce risk aspects in decision-making and foster prudent risk-taking behaviors across the Group
■ received regular progress updates on the various risk culture initiatives, including bank-wide training on “Building a Risk Culture” and a risk culture dashboard, measuring progress linked to the risk culture framework, such as internal audit results and senior leadership role models
■ conducted dedicated senior talent review session with the full Board and held several employee engagement events together with the Executive Board
Board and Executive Board succession

■ nominated Mirko Bianchi, Keyu Jin and Amanda Norton as new Board members for election at the 2022 AGM
■ appointed new Executive Board members during 2022, including the roles of the CEO (Ulrich Körner), COO (Francesca McDonagh), CFO (Dixit Joshi), General Counsel (Markus Diethelm), regional CEO of Asia Pacific (Edwin Low) and CCO (Nita Patel)
Governance and supervision

■ approved the set-up of the IBSC as an ad hoc Board committee for the purposes of assisting the Board in overseeing the definition of a new investment banking strategy and approved its terms of reference
■ supervised the establishment and execution of the Strategic Regulatory Remediation program intended to strengthen our organization and deliver on regulatory programs
■ held dedicated sessions with senior officials from FINMA and the Federal Reserve on their respective annual assessments of the Group
■ regularly reviewed and discussed key regulatory correspondence and outcomes from the regulatory engagements of the Chairman, CEO and other Board and Executive Board members
Financial and risk management

■ decided to further strengthen the Group’s capital base and support its strategic transformation by completing two capital raises with aggregate gross proceeds of CHF 4 billion through the issuance of new shares to qualified investors and a rights offering to existing shareholders, both of which were approved at the EGM on November 23, 2022
■ closely monitored the Group’s liquidity status following the significant deposit and net asset outflows experienced during the fourth quarter of 2022 and measures taken by management to address the situation, including a comprehensive client outreach program
■ reviewed and approved the Group’s financial and capital plans and risk appetite for 2023 reflecting the Group’s strategic transformation and targets announced at the October 2022 strategy update
Board effectiveness

■ conducted a comprehensive external Board effectiveness review

Board committees
The Board has six standing committees: the Governance and Nominations Committee, the Audit Committee, the Compensation Committee, the Conduct and Financial Crime Control Committee, the Risk Committee and the Digital Transformation and Technology Committee. In addition, the Board has one advisory committee, the Sustainability Advisory Committee. Except for the Compensation Committee members, who are elected by the shareholders on an annual basis, the committee members are appointed by the Board for a term of one year.
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
The Board furthermore established an ad-hoc committee of the Board in 2022, the IBSC. The IBSC was formed for the purposes of providing close oversight and guidance on the definition of the future investment banking strategy and structure during the strategy review process. From August 1 through October 26, 2022, the IBSC usually met on a weekly basis. The IBSC was retired after the announcement of the Group’s new strategy on October 27, 2022.

Governance and Nominations Committee
The primary function of the Governance and Nominations Committee is to act as a counselor to the Chairman, address key Group corporate governance issues and evaluate and recommend new Board candidates, as well as new Executive Board members.
Topic

Description
Membership

■ consists of the Chairman, the Vice-Chair and other members appointed by the Board
■ may include non-independent Board members; however, the majority of members must qualify as independent
■ currently consists of five members; all of our Governance and Nominations Committee members are independent
Meetings

■ generally meets on a monthly basis
■ the meetings are usually attended by the CEO
■ may also ask other members of management or specialists to attend a meeting
Main duties and responsibilities

■ acts as counselor to the Chairman and supports him in the preparation of Board meetings
■ addresses the corporate governance issues affecting the Group and develops and recommends to the Board corporate governance principles and such other corporate governance-related documents as it deems appropriate for the Group
■ reviews the independence of the Board members annually and recommends its assessment to the Board for final determination
■ is responsible for setting selection criteria for Board membership, which reflects the requirements of applicable laws and regulations, and for identifying, evaluating and nominating candidates for Board membership
■ guides the Board’s annual performance assessment of the Chairman, the CEO and the members of the Executive Board
■ proposes to the Board the appointment, replacement or dismissal of members of the Executive Board as well as other appointments requiring endorsement by the Board
■ reviews succession plans with the Chairman and the CEO relating to Executive Board positions and is kept informed of other top management succession plans
Activities
During 2022 and early 2023, the Governance and Nominations Committee focused on a number of key areas, including but not limited to the activities described below. Specifically, the Governance and Nominations Committee:
Activity

Description
Board member succession

■ established selection criteria, conducted interviews with and assessed the qualifications and suitability of prospective Board member candidates
■ recommended Mirko Bianchi, Keyu Jin and Amanda Norton as new Board member nominees for approval by the Board prior to the 2022 AGM, who, collectively, bring significant experience to the Board with respect to finance, risk management and the Asian markets, particularly for China, and proposed Amanda Norton for election as a Compensation Committee member
■ proposed changes to the committee chairs post the 2022 AGM, including newly elected Board member Mirko Bianchi as Audit Committee Chair, Clare Brady as Conduct and Financial Crime Control Committee Chair, Christian Gellerstad as Compensation Committee Chair, and Richard Meddings as Risk Committee Chair
■ proposed the appointment of Christian Gellerstad as Vice-Chair and Lead Independent Director to succeed Severin Schwan, who did not stand for re-election at the 2022 AGM
Executive Board succession

■ drove the renewal of the Executive Board forward through the assessment and recommendation to the Board of Executive Board changes, including a CEO change, with the recommendation of Ulrich Körner as the new Group CEO
■ interviewed various internal and external candidates in connection with the Executive Board changes highlighted above
Advice and guidance

■ supported the Chairman in preparing for the Board’s annual strategy workshop in 2022 together with the Executive Board, at which key strategic priorities were addressed, including the need for a more radical restructuring of the Investment Bank
■ reviewed and provided advice and guidance to the Chairman and CEO in advance of key decisions to be taken by the Board in connection with the strategy review, including the sale of a significant part of SPG to Apollo and the acquisition of The Klein Group LLC
■ provided guidance for the annual performance assessments of the Chairman and the CEO
Corporate governance

■ served as the primary Board oversight body for the Strategic Regulatory Remediation program and provided regular review and challenge to the management with respect to the set-up and progress of the program
■ assessed the findings and recommendations of the 2022 external board effectiveness review with respect to Board composition, structure, long-term priorities and focus areas for 2023
■ engaged external advisors to provide independent, expert advice to the Board on select strategy and corporate governance topics

Audit Committee
The primary function of the Audit Committee is to assist the Board in fulfilling its oversight role by monitoring and assessing the integrity of the financial statements of the Group.
Topic

Description
Membership

■ consists of at least three members of the Board, all of whom must be independent; currently consists of five members, all of whom are independent
■ the Risk Committee Chair is generally appointed as one of the members of the Audit Committee
■ stipulates that all Audit Committee members must be financially literate. The US Securities and Exchange Commission (SEC) requires disclosure about whether a member of the Audit Committee is an audit committee financial expert within the meaning of the Sarbanes-Oxley Act of 2002 (SOX). The Board has determined that Mirko Bianchi is an audit committee financial expert
■ members may not serve on the Audit Committee of more than two other companies, unless the Board deems that such membership would not impair their ability to serve on our Audit Committee
Meetings

■ the Audit Committee holds meetings at least once each quarter, prior to the publication of our consolidated financial statements
■ typically a number of additional meetings and workshops are convened throughout the year
■ meetings are attended by management representatives, as appropriate, the Head of Internal Audit and senior representatives of the external auditor
■ a private session with Internal Audit and the external auditors is regularly scheduled to provide them with an opportunity to discuss issues with the Audit Committee without management being present
Main duties and responsibilities

■ monitors and assesses the overall integrity of the financial statements as well as disclosures of the financial condition, results of operations and cash flows
■ monitors the adequacy of the financial accounting and reporting processes and the effectiveness of internal controls
■ monitors processes designed to ensure compliance by the Group in all significant respects with legal and regulatory requirements
■ monitors the adequacy of the management of non-financial risks jointly with the Risk Committee
■ reviews jointly with the Conduct and Financial Crime Control Committee any significant matters related to compliance and conduct
■ monitors the qualifications, independence and performance of the external auditors and of Internal Audit
■ is regularly informed about significant projects and initiatives aimed at further improving processes and receives regular updates on significant legal, compliance, disciplinary, tax and regulatory matters
■ has established procedures for the receipt, retention and treatment of complaints of a significant nature regarding accounting, internal accounting controls, auditing or other matters alleging potential misconduct, including a whistleblower hotline
■ reviews the annual Sustainability Report and is informed about evolving standards and practices of sustainability reporting
■ reports committee activities to the Board as deemed appropriate; annually performs a self-assessment and a review of its charter
Activities
During 2022 and early 2023, the Audit Committee focused on a number of key areas, including but not limited to the activities described below. Specifically, the Audit Committee:
Activity

Description
Quarterly and annual financial reporting

■ performed its regular review of the quarterly and annual financial results and related accounting, reporting and internal control and disclosure matters, as well as matters of significant judgment
■ reviewed and endorsed the Sustainability Report, including TCFD disclosures, the Group’s Tax Contribution Report, and the Modern Slavery and Human Trafficking Transparency Statement
■ held specific reviews on certain accounting and reporting matters of particular relevance in 2022 and early 2023, such as the reporting and disclosure following the new organizational structures and the respective restatement of prior periods, the impairment of the deferred tax assets, the increase of litigation provisions and matters raised in SEC comment letters
■ held regular reviews of the Bank parent company’s financial statements
■ held various educational sessions (some jointly with the Risk Committee) on selected topics, for example on disclosure requirements and SOX thematic recommendations
Internal and external audit

■ received regular updates from the Head of Internal Audit on key audit findings and held a dedicated workshop with the Internal Audit senior leadership team about their risk assessments for the organization, emerging risk and control themes and audit planning and methodology, as well as on organizational matters of the Internal Audit function, such as talent and succession planning
■ received regular updates and reports from PricewaterhouseCoopers AG (PwC)
Legal, regulatory, compliance and conduct matters

■ received updates at every meeting from the General Counsel on significant litigation, investigations and regulatory enforcement matters
■ regular reports on key regulatory developments and interactions with our main regulators from the Head of Regulatory Relations
■ maintained a focus at every meeting on key compliance risks and associated internal controls, as well as key compliance programs
■ reviewed the Group’s whistleblowing processes and governance, as well as select cases and their resolution
■ received, jointly with the Conduct and Financial Crime Control Committee, updates on significant matters related to compliance and conduct
■ reviewed, jointly with the Risk Committee, the annual assessment of the effectiveness of the internal control system and recommended approval by the Board of the adequacy of the internal control system, according to the requirements of FINMA
Infrastructure and key change programs

■ conducted in-depth reviews of the payments processes and systems landscape
■ received an update on financial reporting improvement initiatives, including accounting quality assurance review, progress on reducing general ledger adjustments and target operating model
■ reviewed, jointly with the Risk Committee, the Group’s key change programs, including the progress of the Strategic Regulatory Remediation program, the Group’s data management strategy, as well as the progress related to the IBOR (interbank offered rate) transition program
■ reviewed the scope and governance of the newly established NCU and the governance around restructuring costs

Internal Audit
Our Internal Audit function comprises a team of approximately 400 professionals, virtually all of whom are directly involved in auditing activities. The Head of Internal Audit reports directly to the Audit Committee Chair and the Audit Committee directs and oversees the activities of the Internal Audit function. In December 2021, the Board, upon the recommendation of the Audit Committee, appointed Mark Hannam as the new Head of Internal Audit, succeeding Rafael Lopez Lorenzo, who was appointed as CCO and member of the Executive Board. Mr. Hannam joined Credit Suisse in April 2022.
Internal Audit performs an independent and objective assurance function that is designed to add value to our operations. Using a systematic approach, the Internal Audit team evaluates and enhances the effectiveness of Credit Suisse’s risk management, control and governance processes.
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
The Audit Committee annually assesses the performance and effectiveness of the Internal Audit function. For 2022, the Audit Committee concluded that the Internal Audit function was effective and independent, with the appropriate resources to deliver on the Internal Audit Charter.
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
Topic

Description
Membership

■ consists of at least three members of the Board; currently consists of five members, all of whom are independent
■ the Audit Committee Chair is generally appointed as one of the members of the Risk Committee
Meetings

■ holds at least four ordinary meetings per year, pursuant to its charter
■ usually convenes for additional meetings throughout the year in order to appropriately discharge its responsibilities
■ the CEO, CRO and other Group business or corporate function representatives will usually attend the meetings, as appropriate
Main duties and responsibilities

■ reviews and assesses the integrity and adequacy of the Risk function of the Group including risk measurement approaches
■ reviews and calibrates risk appetite at the Group level and at the level of key businesses as well as major risk concentrations
■ approves the list of countries and proposes the limits and risk appetites allocated to such countries to the Board
■ assesses the capital and liquidity planning, reviews the contingency funding plan and proposes these plans to the Board for approval
■ regularly reviews relationships with top clients and material transactions from a risk perspective and also reviews the reports on material risk matters by the risk function, significant legal entities, businesses and corporate functions
■ reviews, jointly with the Audit Committee, the annual assessment of the adequacy and effectiveness of the internal control system, the status of major infrastructure and committed change programs, as well as significant matters of non-financial risk
■ reviews and assesses the current state and evolution of the risk culture
■ mandates the Credit Risk Review function to independently assess credit risk management practices
■ reports committee activities to the Board as deemed appropriate; annually performs a self-assessment and a review of its charter
Activities
During 2022 and early 2023, the Risk Committee focused on a number of key areas, including but not limited to the activities described below. Specifically, the Risk Committee:
Activity

Description
Risk transformation

■ received regular updates from the newly appointed Group CRO on the risk function transformation, including the first 100 days plan, the risk effectiveness review, the planned organizational changes and the forward-looking priorities
■ reviewed the stature of the risk function through regular Group CRO organizational updates covering senior management hires and nominations, attrition levels across all locations and seniority levels, as well as through briefings from the risk senior executives
■ promoted and reviewed the progress in strengthening the risk culture, including the first line of defense responsibility and accountability and the promotion of a risk culture mindset leveraging the bank’s purpose, values and code of conduct
■ promoted and monitored the development and implementation of a firm-wide risk return measure across the organization for assessing clients, transactions and businesses in a consistent manner
Risk appetite, risk monitoring and risk management frameworks

■ reviewed the risk implications of the new Group strategy on the bank’s risk profile and monitored the financial and non-financial risks associated with the execution
■ reviewed and recommended the proposed changes to risk appetite, triggered by the evolving geopolitical environment and the bank’s strategy positioning, and ensured alignment with the Group business strategy
■ endorsed the revised risk appetite framework and limits for 2022, as well as the Group’s strategic risk objectives and the risk appetite statement for 2023, including country risk limits
■ regularly reviewed top clients, key concentrations, material transactions, businesses, as well as geopolitical events of relevance, including a second line of defense assessment
■ supported the Board in reviewing strategically important topics, including adequacy of capital, liquidity and funding of both the Group and the Bank parent company
■ monitored the implementation of risk governance enhancements to improve the review, approval and escalation of risk matters
■ monitored aspects of the risk management framework, with respect to position, reputational, model and liquidity risk and stress testing
■ reviewed, jointly with the Audit Committee, non-financial risk matters, including data management, payments processing, people and outsourcing and endorsed the internal control framework
■ regularly reviewed, jointly with the Audit Committee, risks related to Credit Suisse AG, including financial performance, as well as capital and liquidity positions
■ received briefings on the energy transition frameworks and commitments and reviewed the associated restrictions on certain business activities in carbon-intensive sectors
Strategic remediation programs and key initiatives

■ closely monitored the remediation triggered by the Archegos event, with a deep dive into certain activities such as the first line of defense accountability and counterparty risk management
■ reviewed, jointly with the Audit Committee, the set-up of the Strategic Regulatory Remediation Office and regularly monitored the progress in key regulatory remediation themes, including counterparty risk, liquidity and clients
■ received regular updates on key change programs, including the Fundamental Review of the Trading Book and the IBOR transition programs, jointly with the Audit Committee
■ reviewed, jointly with the Audit Committee, the scope and governance of the newly established NCU
■ reviewed, jointly with the Digital Transition and Technology Committee, the risk infrastructure transformation, as well as risks related to IT security and cyber risk and related mitigation measures

Compensation Committee
The primary function of the Compensation Committee is to determine, review and propose compensation and related principles for the Group.
Topic

Description
Membership

■ consists of at least three members of the Board, all of whom must be independent
■ currently consists of four members, all of whom are independent
■ members are individually elected by the AGM for a period of one year
Meetings

■ holds at least four meetings per year, pursuant to its charter; additional meetings may be scheduled at any time
■ meetings are attended by external advisors and management representatives, as appropriate
Main duties and responsibilities

■ reviews the Group’s compensation policy
■ establishes new compensation plans or amending existing plans and recommends them to the Board for approval
■ reviews the performance of the Group and the divisions and recommends the variable compensation pools for the Group and the divisions to the Board for approval
■ proposes individual compensation for the Board members to the Board
■ discusses and recommends to the Board the Executive Board members’ compensation, based on proposals by the CEO, and a proposal for the CEO’s compensation
■ reviews and recommends to the Board the compensation for individuals being considered for an Executive Board position
■ reviews and endorses the annual compensation report submitted for a consultative vote by shareholders at the AGM
■ is authorized to retain outside advisors, at the Group’s expense, for the purpose of providing guidance to the Compensation Committee as it carries out its responsibilities. Prior to their appointment, the Compensation Committee conducts an independence assessment of the advisors pursuant to the rules of the SEC and the listing standards of the NYSE and Nasdaq
■ reports committee activities to the Board as deemed appropriate; annually performs a self-assessment and a review of its charter
Activities
During 2022 and early 2023, the Compensation Committee focused on a number of key areas, including but not limited to the activities described below. Specifically, the Compensation Committee:
Activity

Description
Executive Board and Board compensation

■ monitored the implementation of the Executive Board compensation design for 2022 and approved refinements for 2023 and beyond, considering investor feedback and market developments
■ approved a one-time Transformation Award to be granted to the Executive Board and other key members of management that is linked to the successful implementation of the Group’s strategic objectives
■ reviewed and recommended approval by the Board of the compensation arrangements for the incoming and outgoing Executive Board members during 2022
■ reviewed and recommended the compensation proposals for the Board and Executive Board to be submitted for approval by shareholders at the 2022 and 2023 AGMs
Shareholder engagement and Say-on-Pay

■ continued proactive engagement with shareholders and proxy advisors on compensation, including holding meetings with shareholders involving the Compensation Committee Chair, the Global Head of People and, in part, the Chairman; feedback and key issues resulting from these meetings were discussed within the full committee
■ considered investor feedback specific to the Transformation Award and introduced respective adjustments to the proposal to shareholders in the lead up to the 2023 AGM
Group compensation

■ determined the variable compensation pool for the Group for 2022, including the allocations to the divisions and corporate functions, which was in aggregate 50% below the pool from the prior year in consideration of the Group’s poor financial performance in 2022
■ reviewed the employee compensation framework and agreed on certain simplification measures, including the decision to discontinue performance share awards for 2023 onwards
■ monitored the effectiveness of retention measures implemented during the prior year and employee attrition trends
■ reviewed and endorsed enhancements to the Significant Events process introduced in the prior year to improve risk and accountability in compensation and reinforce a risk culture mindset
Regulatory and industry developments

■ received and assessed periodic reports on industry and regulatory developments, including executive pay trends, competitor practices, key corporate governance developments and regulatory themes with implications for compensation
■ acknowledged and regularly discussed compensation related matters raised by regulators
> Refer to “The Compensation Committee” in V – Compensation – Group compensation framework for information on our compensation approach, principles and objectives and outside advisors.

Conduct and Financial Crime Control Committee
The primary function of the Conduct and Financial Crime Control Committee is to assist the Board in fulfilling its oversight responsibilities with respect to the Group’s exposure to financial crime risk.
Topic

Description
Membership

■ consists of at least three members of the Board; currently consists of four members, all of whom are independent
■ may include non-independent members; however, the majority of members must qualify as independent
■ the Chair of the Audit Committee is generally appointed as one of the members of the Conduct and Financial Crime Control Committee
Meetings

■ holds at least four meetings per year, pursuant to its charter
■ may convene for additional meetings throughout the year in order to appropriately discharge its responsibilities
■ meetings are attended by management representatives, representatives of Internal Audit and the Group’s external auditors, as appropriate
Main duties and responsibilities

■ reviews and assesses the Group’s overall compliance framework for addressing financial crime risk, including policies, procedures and organizational set-up
■ monitors and assesses the effectiveness of financial crime compliance programs, including those with respect to the following areas: anti-money laundering, client identification and know-your-client procedures, client on and off boarding, politically exposed persons, economic and trade sanctions, anti-bribery, anti-corruption and client tax compliance
■ reviews the status of the relevant policies and procedures and the implementation of significant initiatives focused on improving conduct and vigilance within the context of combatting financial crime, including employee awareness and training programs
■ reviews and monitors investigations into allegations of financial crime or other reports of misconduct pertaining to the areas specified above
■ reviews with management, Internal Audit and the external auditors audit findings and recommendations with respect to the areas specified above, including annual regulatory audit reports
■ receives regular updates by management on regulatory, legislative and industry specific developments with respect to the areas specified above
■ reviews jointly with the Audit Committee and/or Risk Committee any matters for which a joint review is determined to be appropriate, including the annual compliance risk assessment and the Group’s framework for addressing conduct risk
■ provides support to the Compensation Committee and advice, as relevant and appropriate, with respect to the areas specified above as part of the Group’s compensation process
■ reports committee activities to the Board as deemed appropriate; annually performs a self-assessment and a review of its charter
Activities
During 2022 and early 2023, the Conduct and Financial Crime Control Committee focused on a number of key areas, including but not limited to the activities described below. Specifically, the Conduct and Financial Crime Control Committee:
Activity

Description
Financial Crime Compliance effectiveness

■ reviewed comprehensive financial crime compliance reporting packages from management at every meeting, including financial crime regulation developments, key financial crime compliance performance indicators, the application of the sanctions regimes and global investigations and escalated concerns
■ conducted focused sessions on specific financial crime compliance programs, including processes regarding Politically Exposed Persons
■ received updates from Internal Audit on financial crime compliance-related findings in Internal Audit reports and reviewed the results of the anti-money laundering regulatory audits with PwC
■ held dedicated sessions during 2022 with the divisional CEOs to discuss key financial crime related initiatives and risk culture aspects in their respective divisions
Regulatory driven enhancement programs

■ continued to closely monitor the progress on our commitments to enhance anti-money laundering and related financial crime compliance processes in connection with FINMA enforcement matters
■ reviewed the delivery of the remediation efforts to address an enforcement action of the Federal Reserve Bank of New York (FRBNY) and the New York Department of Financial Services issued in November 2020 regarding enhancements to financial crime compliance in our US operations
■ held review sessions and challenged the comprehensive program to improve anti-fraud controls
■ engaged in dialogue with senior representatives of FINMA on significant matters of financial crime compliance at Credit Suisse
Financial Crime Compliance governance

■ assessed the financial crime compliance organizational and governance changes during 2022 following the appointment of a new CCO and other key leadership changes
■ held several joint sessions with the Audit Committee, including a joint review of Credit Suisse’s Foreign Account Tax Compliance Act and US cross-border compliance activities and the shift of operational activities regarding client lifecycle controls from the second to the first line of defense
■ introduced a coordination of financial crime compliance among the committee chairs of the Group’s major subsidiaries responsible for the oversight of financial crime compliance

Digital Transformation and Technology Committee
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
Topic

Description
Membership

■ consists of not less than three members; currently consists of four members, all of whom are independent
■ may include non-independent members; however, the majority of members must qualify as independent
Meetings

■ holds at least four ordinary meetings per year, pursuant to its charter
■ the Group CEO and the Group Chief Technology and Operations Officer both shall usually attend the meetings
Main duties and responsibilities

■ oversees and drives the strategic alignment of the Group’s technology investments and spend as well as the governance standards for digital transformation across the Group
■ oversees the execution of the Group’s major digitalization and technology initiatives and tracks the progress made
■ identifies and assesses opportunities and threats to the Group’s business model from the digital transformation
■ works closely with the Risk Committee and Audit Committee in regard to overseeing technology-driven risks
■ obtains independent external perspectives and thought leadership to select technology trends with an impact on the Group and the financial services industry more broadly; and in relation to these trends, critically examines the strategies and activities within the Group
■ review reports by the Chief Technology and Operations Officer on material matters related to digital transformation and technology
■ reports committee activities to the Board as deemed appropriate; annually performs a self-assessment and a review of its charter
Activities
During 2022 and early 2023, the Digital Transformation and Technology Committee focused on a number of key areas, including but not limited to the activities described below. Specifically, the Digital Transformation and Technology Committee:
Activity

Description
Digital Transformation

■ endorsed the Engineering Strategy defining the core Group-wide capabilities to enable digital transformation
■ reviewed the CTOO transformation program to deliver on CTOO priorities, including digital transformation acceleration, and regularly monitored the progress made on digital milestones commitments
■ received updates on select business initiatives illustrating the digital aspirations and transformation and was presented with target architecture for select corporate functions including Risk and Compliance
Technology

■ received regular briefings by the CTOO on technology initiatives progress, including achieved milestones and main challenges
■ reviewed the proposed governance and framework for investment prioritization, including investments categories and prioritization criteria
■ received updates on the IT spend as part of various CTOO and business updates and provided recommendations as required
■ reviewed the resourcing strategy across the CTOO organization and proposal for vendor management efficiency
■ received deep dive reports on select focus topics including Agile implementation, Payments as a Service, Data Shared Services Strategy and Revised framework for the capitalization of internally developed software, having the Audit and Risk Committee Chairs attend the relevant agenda items
Technology driven risks

■ held a joint session with the Risk Committee to discuss the Risk function IT infrastructure strategy, as well as IT security and cyber risk topics
■ regularly informed the Board on the committee’s activities, including technology-driven risks
Sustainability Advisory Committee
The Sustainability Advisory Committee, established in February 2021, assists the Board, in an advisory capacity, in fulfilling its oversight duties in respect of the development and execution of the Group’s sustainability strategy and ambitions, and monitoring and assessing the effectiveness of the respective sustainability programs and initiatives. Its responsibilities include advising on the sustainability strategy and ambitions and ensuring actions are being taken to accomplish them, advising on sustainability metrics and tracking and, monitoring related progress, and the engagement with key internal and external stakeholders, including clients, employees, investors, ESG rating agencies, non-governmental organization, policymakers, regulators, and representatives of the business community and society. Activities of the Sustainability Advisory Committee during 2022 included periodic reviews of the strategy execution progress, receiving updates on the bank’s progress with respect to ESG products, services, and advisory, the Diversity & Inclusion strategy and climate-related and sustainability risks, as well as holding a targeted session on the mitigation of greenwashing risk. The committee also received progress updates on the 2022 Sustainability Report, as well as on the 2022 TCFD Report.

Biographies of the Board
Axel P. Lehmann
Born 1959
Swiss Citizen
Board member since 2021
Chairman of the Board

Professional history
2021–present	Credit Suisse[1]
Chairman and Chair of the Governance and Nominations Committee (2022–present, member since 2021)
Chair of the Risk Committee (2022, member 2021–2022)
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
1995	Swiss Life, Head of Strategic Planning and Controlling
1985–1995	Institute of Insurance Economics at the University of St. Gallen
Education
2000	Advanced Management Program, Wharton School, University of Pennsylvania
1996	Post-doctorate degree in Business Administration (Habilitation), University of St. Gallen
1989	PhD in Economics and Business Administration, University of St. Gallen
1984	Master’s degree in Economics and Business Administration, University of St. Gallen
Areas of expertise
Client-Facing Business; Risk, Legal and/or Compliance; and Government, Regulatory and/or Academia
Other activities and functions
Credit Suisse Foundation, chair[1]
Swiss Bankers Association (SBA), board member, board of directors committee member and audit committee member[1]
Swiss Finance Council (SFC), board member[1]
Institute of International Finance (IIF), board member[1]
European Financial Services Round Table (EFR), board member[1]
University of St. Gallen (HSG), adjunct professor and international advisory board member
Institute of Insurance Economics at the University of St. Gallen, chairman of the executive board
Swiss-American Chamber of Commerce, member
1 Mr. Lehmann performs functions in these organizations in his capacity as Chairman.
Mirko Bianchi
Born 1962
Swiss and US Citizen
Board member since 2022

Professional history
2022–present	Credit Suisse
Chair of the Audit Committee (2022–present)
Member of the Governance and Nominations Committee (2023–present)
Member of the Risk Committee (2022–present)
Member of the Conduct and Financial Crime Control Committee (2022–present)
2009–2021	UniCredit
CEO Group Wealth Management & Private Banking (2020–2021)
Group Co-CFO (2019–2020)
Group CFO (2016–2019)
CFO Bank Austria & Central European Countries (2015–2016)
Head of Group Finance (2009–2015)
2000–2009	UBS, Managing Director, Global Head of Ratings Advisory
1998–2000	Deutsche Bank AG, Director, Debt Capital Markets – Ratings Advisory
1993–1998	Moody’s Investor Services, Vice President, Senior Investor Analyst
Prior to 1993	BCI Capital, Equity Analyst
Education
1994	Executive Program in Financial Analysis, Northwestern University, Chicago, US
1991	MBA, Fordham University, New York, US
1988	Master of Science (M.Sc.) in Food Chemical and Processing Engineering, ETH Zurich
Areas of expertise
Finance and/or Audit; and Risk, Legal and/or Compliance
Other activities and functions
GSTS - Gui Sheng Tang Sinomedica Holding SA, board member
European Audit Committee Leadership Network, member

Iris Bohnet
Born 1966
Swiss Citizen
Board member since 2012

Professional history
2012–present	Credit Suisse
Chair of the Sustainability Advisory Committee (2021–present)
Member of the Compensation Committee (2012–present)
Member of the Innovation and Technology Committee (2015–2021)
1998–present	Harvard Kennedy School
Albert Pratt Professor of Business and Government (2018–present)
Co-Director of the Women and Public Policy Program (2018–present), Director (2008–2018)
Academic Dean (2018–2021, 2011–2014)
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
Areas of expertise
People, Culture and/or Compensation; ESG; and Government, Regulatory and/or Academia
Other activities and functions
Publicis Groupe Diversity Progress Council, member (Listed company)
Economic Dividends for Gender Equality (EDGE), advisory board member
We Shape Tech, advisory board member
Women in Banking and Finance, patron
UK Government Equalities Office/BIT, advisor
Clare Brady
Born 1963
British Citizen
Board member since 2021

Professional history
2021–present	Credit Suisse
Member of the Sustainability Advisory Committee (2022–present)
Member of the Audit Committee (2021–present)
Chair of the Conduct and Financial Crime Control Committee (2022–present, member since 2021)
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
Areas of expertise
Finance and/or Audit; Risk, Legal and/or Compliance; and Government, Regulatory and/or Academia
Other activities and functions
Fidelity Asian Values plc, non-executive director, senior independent director (SID) and member of the audit committee, the management engagement committee and the nominations committee (Listed company)
The Golden Charter Trust and the Golden Charter Trust Limited, trustee and non-executive director, respectively, and member of the audit committee and nominations and remuneration committee
International Federation of Red Cross and Red Crescent Societies (IFRC), member of the audit and risk commission

Christian Gellerstad
Born 1968
Swiss and Swedish Citizen
Board member since 2019

Professional history
2019–present	Credit Suisse
Chair of the Compensation Committee (2022–present, member since 2019)
Member of the Digital Transformation and Technology Committee (2022–present)
Member of the Conduct and Financial Crime Control Committee (2019–present, chair 2020–2022)
Member of the Governance and Nominations Committee (2020–present)
Member of the Board of Credit Suisse (Schweiz) AG (Swiss subsidiary) (2021-present)
1994–2018	Pictet Group
CEO, Pictet Wealth Management (2007–2018)
Executive Committee Member, Banque Pictet & Cie SA, Geneva (2013–2018)
Equity Partner, Pictet Group (2006–2018)
CEO and Managing Director Banque Pictet & Cie (Europe) S.A., Luxembourg (2000–2007)
Deputy CEO and Senior Vice President, Pictet Bank & Trust Ltd., Bahamas (1996–2000)
Financial Analyst & Portfolio Manager, Pictet & Cie, Geneva (1994–1996)
Prior to 1994	Cargill International, Emerging Markets Trader
Education
2019	Board Director Diploma, International Institute for Management Development (IMD), Switzerland
1996	Certified International Investment Analyst (CIIA) and Certified Portfolio Manager and Financial Analyst (AZEK)
1993	Master in Business Administration and Economics, University of St. Gallen (HSG), Switzerland
Areas of expertise
Client-Facing Business; and Investment Management
Other activities and functions
Investis Holding SA, board member (Listed company)
Elatior SA, chairman
Nubica SA, board member
FAVI SA, board member
AFICA SA, board member
Tsampéhro SA, board member
Lucerne Festival, member of the board of trustees
Fondation G-F. Barras European Masters, member of the board of trustees
Keyu Jin
Born 1982
Chinese Citizen
Board member since 2022

Professional history
2022–present	Credit Suisse
Member of the APAC Advisory Council (2022–present)
Member of the Risk Committee (2022–present)
Member of the Digital Transformation and Technology Committee (2022–present)
2009–present	The London School of Economics
Tenured Associate Professor of Economics (2013–present)
Assistant Professor of Economics (2009–2012)
2016–2017	Tsinghua University, Visiting Professor of Economics
2015	Berkeley University, Visiting Professor of Economics
2012–2013	Yale University, Visiting Professor of Economics
2011–2012	International Monetary Fund (IMF), Visiting Scholar
2011–2012	Moore Capital, Consultant
2009	Morgan Stanley, Research Department
2008	Federal Reserve Bank of New York, Research Department
2003	World Bank Group, Economist
2002	Goldman Sachs International, Investment Banking Analyst
2001	Morgan Stanley, Equity Research
2000	J.P. Morgan, Derivatives
Education
2009	PhD in Economics, Harvard University, US
2005	MA in Economics, Harvard University, US
2004	BA in Economics, Harvard University, US
Areas of expertise
Government, Regulatory and/or Academia
Other activities and functions
AInnovation Technology Group, non-executive director (Listed company)
Richemont Group, non-executive director (Listed company)
Stanhope-Forbes Family Trust, non-executive director

Shan Li
Born 1963
Chinese Citizen
Board member since 2019

Professional history
2019–present	Credit Suisse
Member of the APAC Advisory Council (2022–present)
Member of the Compensation Committee (2022–present)
Member of the Risk Committee (2019–present)
2020–present	Chinastone Group Limited, chairman and CEO
2015–present	Silk Road Finance Corporation Limited, Hong Kong, member of the board
2010–present	Chinastone Capital Management Limited, Shanghai, chairman and CEO
2005–present	San Shan (HK) Ltd., Founding Partner
2013–2015	China Development Bank, Beijing, chief international business advisor
2010–2011	UBS Asia Investment Bank, Hong Kong, vice chairman
2001–2005	Bank of China International Holdings, Hong Kong, CEO
1999–2001	Lehman Brothers Asia, Hong Kong, Head of China Investment Banking
1998–1999	China Development Bank, Beijing, Deputy Head of Investment Bank Preparation Leading Group
1993–1998	Goldman Sachs
Executive Director, Goldman Sachs International, London (1997–1998)
Executive Director, Goldman Sachs (Asia), Hong Kong (1995–1997)
International Economist, Goldman Sachs & Co., New York (1993–1995)
1993	Credit Suisse First Boston, New York, Associate
Education
1994	PhD in Economics, Massachusetts Institute of Technology (MIT)
1988	MA in Economics, University of California, Davis
1986	BS in Management Information Systems, Tsinghua University, Beijing
Areas of expertise
Client-Facing Business; and Government, Regulatory and/or Academia
Other activities and functions
Beijing International Wealth Management Institute, chairman
Chinese Financial Association of Hong Kong, vice chairman
Bauhinia Party, co-founder
13th National Committee of the Chinese People’s Political Consultative Conference (CPPCC), member
MIT Economics Visiting Committee, member
Tsinghua Institute for Governance Studies, vice chairman
MIT Sloan Finance Advisory Board, member
Harvard University, Kennedy School Dean's Council member
Seraina Macia
Born 1968
Swiss, Australian and US Citizen
Board member since 2015

Professional history
2015–present	Credit Suisse
Member of the Digital Transformation and Technology Committee (2022–present)
Member of the Audit Committee (2021–present, 2015–2018)
Member of the Risk Committee (2018–2021)
2020–present	Joyn Insurance, CEO and co-founder
2017–2020	Blackboard U.S. Holdings, Inc. (AIG Corporation)
Executive vice president of AIG & CEO of Blackboard (AIG technology-focused subsidiary; formerly Hamilton USA)
2016–2017	Hamilton Insurance Group, CEO Hamilton USA
2013–2016	AIG Corporation
Executive vice-president of AIG and CEO Regional Management & Operations of AIG, New York (2015–2016)
CEO and President of AIG EMEA, London (2013–2016)
2010–2013	XL Insurance North America, chief executive
2002–2010	Zurich Financial Services
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
Rating agency coordinator, Swiss Re Group (2000)
Senior underwriter and deputy head of financial products, Melbourne (1996–1999)
Various senior underwriting and finance positions, Zurich (1990–1996)
Education
2001	Chartered Financial Analyst (CFA), CFA Institute, US
1999	MBA, Monash Mt. Eliza Business School, Australia
1997	Postgraduate certificate in Management, Deakin University, Australia
Areas of expertise
Client-Facing Business, Finance and/or Audit; and Digitalization and/or Technology
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
Member of the Governance and Nominations Committee (2022–present)
Member of the Compensation Committee (2021–2022)
Member of the Risk Committee (2021)
2019–present	Motive Partners
Motive Partners, Founding Partner (2019–present)
Member of the Board of Directors of Forge Global Holdings, Inc. (Listed company) (2022–present)
President of Motive Capital Corporation II (SPAC) (Listed company) (2021–present)
Member of the board of directors of CAIS (2021–present)
Consultant of Apollo Global Management (Listed company) (2021–present)
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
Head of Global Credit Derivatives Marketing (1995–1998)
Various Roles in Fixed Income Markets (1991–1995)
Education
1991	Bachelor of Arts (B.A.) in Economics, Trinity College, Cambridge, UK
Areas of expertise
Client-Facing Business; Finance and/or Audit; Risk, Legal and/or Compliance; and Digitalization and/or Technology
Other activities and functions
GCM Grosvenor, board member and chair of the audit committee (Listed company)
Richard Meddings
Born 1958
British Citizen
Board member since 2020

Professional history
2020–present	Credit Suisse
Chair of the Risk Committee (2022–present, member since 2020, chair (ad interim) 2021)
Member of the Audit Committee (2022–present, chair 2020–2022)
Member of the Sustainability Advisory Committee (2021–2022)
Member of the Governance and Nominations Committee (2020–present)
Member of the Conduct and Financial Crime Control Committee (2020–2022)
Vice-Chair of Credit Suisse International and Credit Suisse Securities (Europe) Ltd. (2022–present)
2018–2021	TSB Bank plc
Chairman (2019-2021)
Interim executive chairman (2018-2019)
2017–2019	Jardine Lloyd Thompson Group plc
Non-executive director
Chair of the Remuneration Committee
Member of the Audit and Risk Committee
2015–2019	Deutsche Bank AG
Member of the Supervisory Board
Chair of the Audit Committee, member of the Risk Committee and member of the Strategy Committee
2014–2017	Legal & General Group plc
Non-executive director
Chair of the Risk Committee
Member of the Audit and Remuneration Committee
2008–2014	3i Group plc
Non-executive director and senior independent director
Chair of the Audit and Risk Committee
2002–2014	Standard Chartered Group plc
Group executive director
Finance director (2006-2014)
2000–2002	Barclays plc
Group financial controller
COO of Wealth Management Division
1999–2000	Woolwich plc, Group Finance Director
Prior to 1999	BZW (CSFB) (1996-1999)
Education
1983	UK Chartered Accountant, Institute of Chartered Accountants in England and Wales
1980	MA Modern History (Honours), Exeter College, Oxford
Areas of expertise
Finance and/or Audit; and Risk, Legal and/or Compliance
Other activities and functions
NHS England, chair

Amanda Norton
Born 1966
British and US Citizen
Board member since 2022

Professional history
2022–present	Credit Suisse
Board Member of Credit Suisse Holdings (USA), Inc. (2022–present)
Member of the Compensation Committee (2022–present)
Member of the Risk Committee (2022–present)
2018–2022	Wells Fargo, Chief Risk Officer
2011–2018	J.P. Morgan Chase
Chief Risk Officer, Consumer & Community Banking (2013–2018)
Chief Risk Officer, Mortgage Banking (2011–2013)
2009–2011	Ally Financial, Chief Risk Officer, Mortgage & Head of Market Risk
1995–2009	Bank of America
Head of Enterprise Risk Management, Consumer Banking (2007–2009)
Portfolio Manager, Corporate Investments Group (2000–2007)
Portfolio Analytics Lead, Corporate Treasury (1998–2000)
Market Risk Director (Europe and Asia) (1995–1998)
1989–1995	Chase Manhattan Bank, Various Positions – Operations and Market Risk
Education
1989	Bachelor of Science (BSc) in Mathematics & Statistics, University of Bath, UK
Areas of expertise
Investment Management; and Risk, Legal and/or Compliance
Other activities and functions
Risk Management Association, director and member of the executive committee
The Nature Conservancy, North Carolina Chapter, trustee
Ana Paula Pessoa
Born 1967
Brazilian Citizen
Board member since 2018

Professional history
2018–present	Credit Suisse
Chair of Brazil Advisory Board (2022–present)
Member of the Conduct and Financial Crime Control Committee (2019–present)
Member of the Audit Committee (2018–present)
Chair of Credit Suisse Bank (Europe), S.A. (2022–present, 2021)
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
Areas of expertise
Client-Facing Business; Finance and/or Audit; Digitalization and/or Technology; ESG; and Government, Regulatory and/or Academia
Other activities and functions
Cosan, board member and chair of the sustainability committee (Listed company)
Suzano SA, board member and chair of the audit committee (Listed company)
Vinci Group, board member and member of the investment and ESG committee (Listed company)[1]
News Corporation, board member, member of the audit committee and member of the governance and nominations committee (Listed company)
Kunumi AI, board member and investor[1]
Global Advisory Council for Stanford University, member
Instituto Atlántico de Gobierno, advisory board member
1 Ms. Pessoa will step down from both mandates in April 2023.

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

Secretaries of the Board
Joan E. Belzer, born 1965, Swiss and US citizen
Roman Schärer, born 1981, Swiss citizen

Executive Board
Membership
The Executive Board is the most senior management body of the Group. Its members are appointed by the Board. Prior to the appointment of an Executive Board member, the terms and conditions of the individual’s employment contract with the Group are reviewed by the Compensation Committee. The Executive Board currently consists of 11 members. The composition of the Executive Board of the Group and the Bank is identical, with the exception of André Helfenstein, who is a member of the Executive Board of the Group, but not the Bank.
Executive Board changes
The Group announced a number of changes to the Executive Board for 2022. Effective August 1, 2022, Ulrich Körner was appointed Group CEO by the Board, succeeding Thomas Gottstein, who stepped down from the Executive Board. In addition, the following individuals joined the Executive Board as new members during 2022: Francesco De Ferrari as CEO Wealth Management, effective January 1, 2022, and regional CEO of EMEA, effective August 21, 2022 (after serving in this role on an ad interim basis since January 2022); Joanne Hannaford as CTOO and David Wildermuth as CRO, both effective January 1, 2022; Christine Graeff as Global Head of People, effective February 1, 2022; Edwin Low as regional CEO of APAC, effective June 1, 2022; Markus Diethelm as GC, effective June 15, 2022; Francesca McDonagh as COO, effective September 19, 2022; Dixit Joshi as CFO, effective October 1, 2022; and Nita Patel as CCO, effective November 1, 2022. The following individuals stepped down from the Executive Board during 2022: Antoinette Poschung, former Global Head of Human Resources, effective February 1, 2022; Helman Sitohang, former regional CEO of APAC, effective June 1, 2022; Romeo Cerutti, former GC, effective June 15, 2022; David Mathers, former CFO, effective October 1, 2022; Christian Meissner, former CEO Investment Bank and regional CEO of Americas, effective October 27, 2022; and Rafael Lopez Lorenzo, former CCO, effective November 1, 2022. In connection with the organizational structure effective as per January 1, 2022, André Helfenstein was appointed regional CEO of Switzerland in addition to his role as CEO Swiss Bank.
Members of the Executive Board
	Executive Board member since	Role
Ulrich Körner, Chief Executive Officer	2021	Group CEO
Francesco De Ferrari, CEO Wealth Management and CEO Region Europe, Middle East and Africa	2022	Divisional Head / Regional Head
Markus Diethelm, General Counsel	2022	Corporate Function Head
Christine Graeff, Global Head of People	2022	Corporate Function Head
Joanne Hannaford, Chief Technology & Operations Officer	2022	Corporate Function Head
André Helfenstein, CEO Swiss Bank and CEO Region Switzerland	2020	Divisional Head / Regional Head
Dixit Joshi, Chief Financial Officer	2022	Corporate Function Head
Edwin Low, CEO Region Asia Pacific	2022	Regional Head
Francesca McDonagh, Chief Operating Officer	2022	Corporate Function Head
Nita Patel, Chief Compliance Officer	2022	Corporate Function Head
David Wildermuth, Chief Risk Officer	2022	Corporate Function Head
Michael Klein, CEO of Banking, CEO Region Americas and CEO designate of CS First Boston [1]	2023	Divisional Head / Regional Head
1 Subject to regulatory approval.
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
Executive Board committees
The Executive Board has a number of standing committees, which meet regularly throughout the year and/or as required. These committees are:
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
■ Group Conduct Board (GCB): the GCB (co-chaired by the Global Head of People together with one of the other Executive Board members appointed to the GCB on an annually rotating basis) is responsible for overseeing conduct matters and ensuring consistency and alignment of practices across the Group. The GCB oversees the global disciplinary process and measures and serves as a review panel to consider potential significant events and individual compensation. The GCB also reviews findings from conduct related investigations and considers these in the context of determining disciplinary outcomes.
■ Group Values and Culture Board (GVCB): the Executive Board is in the process of setting up the GVCB, which will have responsibility for establishing and determining the governance framework for the management of culture and values related matters throughout the Group. The GVCB will be co-chaired by the CEO, the Global Head of People and the CRO. It is planned that the GVCB will begin activities in the second quarter of 2023.
The Group appoints a conduct and ethics ombudsperson who is accountable directly to the CEO and the GCB. The ombudsperson’s role is to serve as a point of immediate escalation when sexual harassment claims arise and to ensure there is appropriate awareness of and attention to such claims. The ombudsperson works with our Compliance, General Counsel and People functions as well as our business divisions to review our relevant global training programs, policies and protocols, so that they can be further enhanced as part of our efforts to prevent sexual harassment at work and to make sure all cases are managed in a fair, accurate and consistent way within our global framework.
> Refer to “Risk management” in III – Treasury, Risk, Balance sheet and Off-balance sheet for further information on our risk management oversight.
Executive Board mandates
Our Executive Board members may, similar to our Board members, assume board or executive level or other roles in companies and organizations outside of the Group, which are collectively referred to as mandates. According to the Group’s AoA (Chapter IV, Section 3, The Executive Board, Art. 20f), the number of mandates Executive Board members may hold in listed companies and other organizations outside of the Group is subject to certain restrictions, in order to comply with the Swiss Code of Obligations and to ensure that our Executive Board members dedicate sufficient time to fulfil their executive roles.
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

Biographies of the Executive Board members
Ulrich Körner
Born 1962
German and Swiss Citizen
Member since 2021
Chief Executive Officer

Professional history
2021–present	Credit Suisse
Chief Executive Officer of the Group (2022–present)
Member of the Board of Credit Suisse (Schweiz) AG (Swiss subsidiary) (2022–present)
CEO Asset Management (2021–2022)
2009–2020	UBS
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
Born 1969
Swiss and Italian Citizen
Member since 2022
CEO Wealth Management and CEO Region EMEA

Professional history
2022–present	Credit Suisse
CEO Wealth Management (2022–present)
CEO Region EMEA (2022–present)
Chair of Credit Suisse (Qatar) L.L.C. (2022–present)
2018–2021	AMP
CEO & Managing Director, AMP Capital (2020–2021)
CEO & Managing Director, AMP Holdings Limited (2018–2021)
2002–2018	Credit Suisse
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

Markus Diethelm
Born 1957
Swiss Citizen
Member since 2022
General Counsel

Professional history
2022–present	Credit Suisse
General Counsel (2022–present)
2008–2022	UBS
Of Counsel (2021–2022)
Group General Counsel and Member of the Group Executive Board of UBS Group AG (2014–2021)
Group General Counsel and Member of the Group Executive Board of UBS AG (2008–2021)
Member of the Executive Board of UBS Business Solutions AG (2015–2016)
1998–2008	Swiss Re
Member of the Group Executive Board (2007–2008)
Group Chief Legal Officer (1998–2008)
1992–1998	Gibson, Dunn & Crutcher, Brussels and Paris, Attorney-at-law
1989–1992	Shearman & Sterling, New York, Attorney-at-law
1988–1989	Paul, Weiss, Rifkind, Wharton & Garrison, New York, Attorney-at-law
1984–1985	District Court of Uster, Law clerk
1983–1984	Bär & Karrer, Zurich, Associate
Education
1997	Admission to the bar of the Canton of Geneva
1992	Doctorate in Law (JSD), Stanford Law School, US
1991	Admission to the bar of the State of New York, US
1988	Master of the Science of Law (JSM), Stanford Law School, US
1986	Admission to the bar of the Canton of Zurich
1983	Master in Law (lic. iur.), University of Zurich
Other activities and functions
Swiss-American Chamber of Commerce, chairman of the legal committee
American Swiss Foundation, co-chairman and chairman of the swiss advisory council
New York State Council of Business Leaders in Support of Access to Justice, member
Swiss Finance Institute, vice-chair of the foundation board
Christine Graeff
Born 1973
French and German Citizen
Member since 2022
Global Head of People

Professional history
2021–present	Credit Suisse
Global Head of People (2022–present)
Group Head of Corporate Communications and Deputy Head of Human Resources (2021–2022)
2013–2020	European Central Bank, Director General of Communications
2001–2013	Brunswick Group GmbH, Partner & Managing Director
1999–2001	Burson-Marsteller, Financial Services and Investor Relations Practice
1996–1999	Dresdner Kleinwort Benson, Corporate Finance Analyst, M&A
Education
2019	Business Coach Qualification, Meyler Campbell, UK
1998	Securities Institute Diploma and SFA, Chartered Institute for Securities & Investment (CISI), UK
1995	Bachelor of Arts in European Business Administration, European Partnership of Business Schools (EPBS), London and Reims
Other activities and functions
Atlantik-Brücke, advisory board member
Patronatsverein für die Städtischen Bühnen Frankfurt, member
The English Theater Frankfurt, chair

Joanne Hannaford
Born 1970
British Citizen
Member since 2022
Chief Technology & Operations Officer

Professional history
2022–present	Credit Suisse
Chief Technology & Operations Officer (2022–present)
1997–2021	Goldman Sachs
Partner and Global Co-Head of Platform Engineering, EMEA Head of Engineering and Global Head of Regulatory Engineering (2013–2021)
Global Head of Corporate and Operations Technology (2016–2017)
Partner & Co-Head of Enterprise Platforms (2013–2016)
Managing Director & Global Head of Compliance and Legal Technology (2001–2013)
Vice President, Statistical Engineer and Investment Research (1997–2001)
1994–1997	NatWest Bank, Executive Director, Global Volume Trading Systems
Prior to 1994	UBS (1993–1994)
Merrill Lynch (1992–1993)
Education
1992	Bachelor of Science in Computer Science, Staffordshire University, UK
1990	BTEC Higher National Diploma (HND) in Computer Science, Anglia Ruskin University, UK
Other activities and functions
Royal Society Science, Industry and Translation Committee, member
British Army Staff Corp, major
Founders4Schools Charity, member of the board of trustees
British Computer Society, fellow
André Helfenstein
Born 1967
Swiss and British Citizen
Member since 2020
CEO Swiss Bank and CEO Region Switzerland

Professional history
2007–present	Credit Suisse
CEO Swiss Bank (2022–present)
CEO Region Switzerland (2022–present)
CEO Credit Suisse (Schweiz) AG (2020–present)
CEO Swiss Universal Bank (2020–2021)
Head Institutional Clients, Swiss Universal Bank (2017–2020)
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
SIX Group AG, board and risk committee member
SIX Exchange Group AG, board member
Economiesuisse, board and board committee member
Zürcher Handelskammer, board member
Swiss Entrepreneurs Foundation, foundation board member
Europa Forum Luzern, steering committee member
University of St. Gallen – Center for Financial Services Innovation, advisory board member
Venture Incubator AG, board vice chairman
Zürcher Volkswirtschaftliche Gesellschaft, board member
Swiss-American Chamber of Commerce, member

Dixit Joshi
Born 1971
British Citizen
Member since 2022
Chief Financial Officer

Professional history
2022–present	Credit Suisse
Chief Financial Officer (2022–present)
2010–2022	Deutsche Bank AG
Group Treasurer (2017–2022)
Head of ICG Debt, Listed Derivatives and Markets Clearing (2016–2017)
Head of Global Prime Finance (2015–2016)
Head of APAC Equities (2010–2015)
2003–2010	Barclays Capital
Head of EMEA Equities (2008-2010)
Head of Equity Derivatives (2003-2008)
1995–2003	Credit Suisse First Boston, various roles in the Equity Trading business, New York and London
1992–1995	Standard Bank of South Africa, various roles
Education
1992	Bachelor of Science (BSc) in Actuarial Science and Statistics, University of the Witwatersrand, South Africa
Other activities and functions
Pratham UK, board member
Student Sponsorship Programme (SSP) – South Africa, trustee
Michael Klein
Born 1963
US Citizen
Member since 2023[1]
CEO Banking, CEO Region Americas and CEO designate of CS First Boston[1]

Professional history
2018–present	Credit Suisse
CEO Banking (2023–present)[1]
CEO Region Americas (2023–present)[1]
CEO designate of CS First Boston (2023–present)[1]
Member of the Board of Directors of Credit Suisse Group AG and Credit Suisse AG (2018–2022)
Member of the Sustainability Advisory Committee (2022)
Member of the Compensation Committee (2019–2022)
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
Other activities and functions[2]
MultiPlan, board member (Listed company)
Churchill Capital Corp. V, VI, VII, board member (SPACs, Listed company)
AltC Acquisition Corp., board member (Listed company)
Skillsoft Ltd., board member (Listed company)
TBG Europe NV, board member
Magic Leap, board member
Chatham House, senior advisor
Harvard Global Advisory Board, member
Investments Committee & Joint Staff Pension Fund, United Nations, advisory board member
Peterson Institute for International Economics, board member
The World Food Programme, investment advisory board member
Conservation International, board member
1 Mr. Klein’s appointment to the Executive Board is subject to regulatory approval.
2 Once Mr. Klein joins the Executive Board, he will transition off certain activities and functions.

Edwin Low
Born 1968
Singaporean Citizen
Member since 2022
CEO Region Asia Pacific

Professional history
1996–present	Credit Suisse
CEO Region Asia Pacific (2022–present)
Co-Head of Investment Bank APAC (2022)
CEO Southeast Asia and Frontier Markets (2019–2022)
Co-Head of Investment Banking & Capital Markets APAC (2015–2022)
Co-Head of IBCM Southeast Asia (2012–2015)
Deputy CEO Singapore (2011–2016)
Head of Singapore and Malaysia Coverage, IBCM (2006–2015)
Head of Singapore Coverage, IBCM (2004–2006)
Head of Corporate Finance Southeast Asia, IBCM (1998–2004)
Associate Corporate Finance (1996–1998)
1994–1995	Schroders plc, Associate
1990–1992	Mallesons Stephen Jaques, Associate
Education
1994	MBA, Australian Graduate School of Management, University of New South Wales, Australia
1990	Bachelor of Law (Honours), University of Western Australia
1989	Bachelor of Jurisprudence, University of Western Australia
Other activities and functions
Mr. Low currently does not hold directorships in other organizations.
Francesca McDonagh
Born 1975
Irish Citizen
Member since 2022
Chief Operating Officer

Professional history
2022–present	Credit Suisse
Chief Operating Officer (2022–present)
Board Member of Credit Suisse International and Credit Suisse Securities (Europe) Ltd. (2023–present)
2017–2022	Bank of Ireland, Group CEO
1997–2017	HSBC
Group General Manager, Retail Banking and Wealth Management, HSBC UK and Europe (2014–2017)
Regional Head, Retail Banking and Wealth Management, HSBC Middle East and North Africa (2011–2013)
Head of Personal Financial Services, HSBC Hong Kong (2009–2011)
Head of Personal Financial Services, HSBC Panama (2007–2009)
Head of Premier Banking, HSBC Mexico (2004–2007)
Head of Personal Banking, HSBC Indonesia (2001–2004)
Manager, HSBC Group Strategy Implementation, UK (2001)
Other Positions (1997–2000)
Education
1996	BA in Politics, Philosophy and Economics (Honours), Oxford University, UK
Other activities and functions
Ms. McDonagh currently does not hold directorships in other organizations.

Nita Patel
Born 1974
British Citizen
Member since 2022
Chief Compliance Officer

Professional history
2021–present	Credit Suisse
Chief Compliance Officer (2022–present)
Chief Compliance Officer, Asset Management, CSi, CSSEL and CS London Branch (2021–2022)
Chief Compliance Officer, UK & EMEA Investment Bank (2021)
2004–2021	Goldman Sachs
Chief Compliance Officer, EMEA and APAC Asset Management (2012–2021)
Compliance Officer, Fixed Income and Equities Trading Desks (2004–2012)
2000–2004	Nomura, Compliance Officer, Fixed Income
1998–2000	Bear Stearns, Regulatory Capital
Education
1997	MSC in Finance and Investment, Brunel University, UK
1996	BA in Business Studies (Honours) – Elective Finance, Southbank University, UK
Other activities and functions
Ms. Patel currently does not hold directorships in other organizations.
David Wildermuth
Born 1964
US Citizen
Member since 2022
Chief Risk Officer

Professional history
2022–present	Credit Suisse
Chief Risk Officer (2022–present)
Member of the Sustainability Advisory Committee (2022–present)
Board Member of Credit Suisse Holdings (USA), Inc. (2022–present)
1997–2022	Goldman Sachs
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
The policy limits the scope of services that the principal external auditor may provide to us or any of our subsidiaries in connection with its audit and stipulates certain permissible types of non-audit services, including audit-related services and tax services that have been pre-approved by the Audit Committee. The principal external auditor is required to report periodically to the Audit Committee about the scope of the services it has provided and the fees for the services it has performed to date. The principal external auditor also provides a report as to its independence to the Audit Committee at least once a year. In accordance with our pre-approval policy and as in prior years, all non-audit services provided in 2022 were pre-approved.
The fees paid to PwC as the Group’s principal external auditors for the financial year 2022 and 2021 are provided in the following table.
Fees paid to the principal external auditor
for financial year	2022	2021	% change
Fees (CHF million)
Audit services [1]	76.4	69.2	10
Audit-related services [2]	1.5	2.7	(44)
Tax services [3]	0.2	0.3	(33)
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
Special auditor for capital increases
The 2022 AGM re-elected, pursuant to Art. 21 of our AoA, the firm BDO AG, Fabrikstrasse 50, 8031 Zurich, Switzerland, as special auditor for the purposes of issuing the legally required report for capital increases in accordance with Article 652f of the Swiss Code of Obligations, mainly relating to the valuation of companies in consideration of the qualified capital increases involving contributions in kind. BDO AG provided services in 2022 in connection with the Group’s capital increases. As part of the amendments to the AoA proposed at the 2023 AGM, the Board proposes to delete Art. 21 of the AoA, thus removing the requirement for an election of the special auditors by the shareholders. While the preparation of an independent report in connection with capital increases is still required, the Board would have the authority to mandate an appropriate third-party to prepare such reports rather than proposing the election of a special auditor at the AGM.

Additional information
Banking relationships with Board and Executive Board members and related party transactions
The Group is a global financial services provider. Many of the members of the Board and the Executive Board, their close family members or companies associated with them maintain banking relationships with us. The Group or any of its banking subsidiaries may from time to time enter into financing and other banking agreements with companies in which current members of the Board or the Executive Board have a significant influence as defined by the SEC, such as holding executive and/or board level roles in these companies. With the exception of the transactions described below, relationships with members of the Board or the Executive Board and such companies were in the ordinary course of business and entered into on an arm’s length basis at prevailing market conditions. Also, unless otherwise noted, all loans to members of the Board, members of the Executive Board, their close family members or companies associated with them were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and did not involve more than the normal risk of collectability or present other unfavorable features. As of December 31, 2022, 2021 and 2020, there were no loan exposures to such related parties that were not made in the ordinary course of business and at prevailing market conditions.
> Refer to “Board loans” and “Executive Board loans (audited)” in V – Compensation – Supplementary information for the outstanding loans to members of the Board and the Executive Board.
Related party transactions
On February 9, 2023, the Group announced that it had taken further important steps to progress the carve-out of CS First Boston as a leading capital markets and advisory business through the acquisition of The Klein Group LLC, the investment banking business as well as the registered broker-dealer of M. Klein & Company LLC (the seller). The Group also announced the appointment of former Board member Michael Klein as CEO of Banking and regional CEO of Americas, as well as designated CEO of CS First Boston and a member of the Executive Board. Both Michael Klein’s appointment to the Executive Board and the acquisition of The Klein Group LLC are subject to regulatory approval. In addition, on October 27, 2022, the Group and The Klein Group LLC entered into an engagement letter, under which The Klein Group LLC has been engaged to provide strategic advice and assistance to the Group in connection with the proposed carve-out of CS First Boston, whereby it was agreed that Michael Klein would devote significant time and attention to the services to be provided by The Klein Group LLC to the Group.
> Refer to “Note 31 – Related parties” in VI – Consolidated financial statements – Credit Suisse Group for additional information.
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
Topic

NYSE and Nasdaq standards

Swiss standards
Approval of employee benefit plans

The NYSE and Nasdaq require shareholder approval of the establishment for, and material revisions to, certain equity compensation plans.

Swiss law requires shareholder approval of the creation for conditional capital used for the issuance of shares for employee benefit plans and other equity compensation plans, as well as approval of the remuneration of executives, but does not require shareholder approval of the terms of such plans.
Risk assessment and management

The NYSE allocates the responsibility for the discussion of guidelines and policies governing the process by which risk assessment and risk management is undertaken to the Audit Committee.

At the level of the Group, these duties are assumed by the Risk Committee, in line with Swiss regulatory standards and expectations. Whereas our Audit Committee members satisfy the NYSE as well as Nasdaq independence requirements, our Risk Committee may include a minority of non-independent members.
Independence of nominating and corporate Governance Committee

The NYSE and Nasdaq require that all members of the nominating and corporate governance committee be independent.

The Group’s Governance and Nominations Committee is currently composed entirely of independent members, but according to its charter, may also include non-independent members.
Reporting by the Board

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

Under Swiss law, the appointment of the external auditor for accounting purposes must be approved by the shareholders at the AGM based on the proposal of the Board, upon the recommendation of the Audit Committee.
Audit Committee charter

The Nasdaq requires the Audit Committee to review and assess the adequacy of its charter on an annual basis.

Our Audit Committee’s charter only requires review and assessment from time to time in accordance with applicable Swiss laws and regulatory standards.
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

In line with Swiss law, the Board must not include any directors who are also members of management.
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
Amounts paid by the Depositary to the Group
In 2022, in accordance with the deposit agreement, the Depositary made payments to the Group in an aggregated amount of USD 2.6 million. The payments made to the Group comprised annual and revenue sharing payments. The expenses relating to the ADS program are reimbursed separately by the Depositary. The Depositary has also contractually agreed to provide certain ADS program-related services free of charge.
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
Supplementary information
Report of the Statutory Auditor

Compensation
Letter from the Chair of the Compensation Committee
Christian Gellerstad
Chair of the Compensation Committee
Dear shareholders,
In 2022 we faced an extremely challenging macro and geopolitical environment, with market uncertainty and client risk aversion impacting client volumes and banking activity. Our Group’s performance in this challenging context has been unacceptable, triggering major decisions, starting with a comprehensive transformation strategy announced in October 2022 and the recruitment of a largely new Executive Board team. We are confident that we have laid the foundation for a much more resilient and successful organization, although this transformation journey will undoubtedly require an extraordinary and sustained commitment from our leadership teams and employees across the firm.
Since taking on the role of Chair of the Compensation Committee in April 2022, I have worked with my fellow Board members to address the challenge of combining overarching “pay for performance” requirements with the necessity to maintain an attractive and operational franchise during our transformation. In this balancing act, the Compensation Committee has frequently consulted with shareholders and regulators and has extensively incorporated the feedback received in its deliberation process. This has been extremely valuable in developing our approach to compensation going forward, and I would like to thank all those who took part for their time and commitment.
We remain mindful that our compensation framework and principles must fully align with the experience and successes of our clients and shareholders, and this letter sets out the difficult decisions taken with respect to compensation outcomes for 2022 and introduces our proposed approach for 2023 with the supporting rationale.
We have also made several improvements to this year’s compensation report to enhance its clarity and presentation. In particular, we have introduced a new section called “Compensation at a glance”, which follows this letter and provides a summary of the 2022 compensation outcomes and proposals for 2023 onwards.
Group performance and the variable compensation pool
As explained, the Group’s financial results in 2022 included impacts from market-related elements, but also our strategic overhaul resulting in restructuring expenses and impairment of deferred tax assets, as well as the resolution of a number of legacy litigation cases, resulting in an unsatisfactory Group net loss attributable to shareholders of CHF 7.3 billion. In terms of adjusted results, the Group delivered an adjusted full year loss before taxes of CHF 1.2 billion. As a consequence, the Compensation Committee resolved that the Group variable incentive pool should be reduced significantly. The final outcome of CHF 1.0 billion is down 50% from 2021 levels, and down 66% from 2020 levels. This pool level was set at the minimum level considered appropriate to enable the honoring of contractual commitments and payment of formulaic bonuses in the relevant areas, and to keep potential franchise damage through key employee attrition at a manageable level.
> Adjusted results are non-GAAP financial measures. Refer to “Reconciliation of adjustment items” in II – Operating and financial review – Credit Suisse for further information.
In addition, to mitigate the cost and capital impact of variable incentives in 2022, and to strengthen alignment with the longer-term shareholder experience, the Compensation Committee determined that employees with Managing Director and Director titles were granted variable incentive compensation predominantly in the form of deferred share awards. In general, except as contractually required, the cash component was limited to a maximum of CHF 150,000 and, where permitted by local law, delivered as upfront cash awards, which are cash awards that must be repaid (on pro-rata basis) upon a voluntary termination of employment or in the event of other specified repayment conditions.
Moreover, the impact of performance underpins on some outstanding awards, combined with further decrease in our share price, have strongly impacted the value of outstanding deferred awards held by employees, demonstrating inherent alignment with shareholders. For example, the 2022 negative Group Return on Equity (ROE) and the divisional loss before taxes in the Investment Bank division have resulted in a CHF 55 million negative adjustment to outstanding performance share awards pursuant to the terms of the awards. Over the period from 2017 to 2021, the aggregate value of deferred variable compensation awarded has decreased by 63% from their initial grant value, down from CHF 4.7 billion to CHF 1.7 billion, assuming employees sold shares at the earliest opportunity following vesting. Assuming all of the awards initially made remained currently outstanding, and based on a share price at the end of 2022 of CHF 2.76, the aggregate value of deferred compensation would represent approximately CHF 1 billion, approximately 78% lower than the initial grant value.
Executive Board compensation outcomes
The threshold levels for each of the financial metrics under the new framework introduced for 2022 were not met. While continued progress against key strategic, cultural and risk objectives resulted in the non-financial elements being assessed close to target, the formulaic application of the aggregate cap on the Executive Board variable compensation pool of 2% of Group income before taxes resulted in a zero variable compensation pool. As such, aggregate Executive Board compensation for 2022 consisted of CHF 32.2 million of fixed compensation only. This follows two years of constrained compensation levels for the Executive Board.
> Refer to “Compensation outcomes for 2022” in Executive Board compensation for further information.
Chief Executive Officer (CEO) compensation
Mr. Körner was appointed Group CEO on August 1, 2022. His total compensation granted for 2022 amounted to CHF 2.5 million (including compensation for his role as an Executive Board member prior to becoming the Group CEO).
In terms of realized compensation for 2022, the Group CEO received CHF 2.5 million, which comprised CHF 2.3 million of base salary and CHF 0.2 million for pension and benefits.
> Refer to “Compensation of the Group CEO” in Executive Board compensation for further information.
Enhancements to the Group and Executive Board compensation framework
Following the announcement of the revised Group strategy in October 2022, the Compensation Committee undertook a review and simplification of the compensation framework to ensure that it continues to motivate and incentivize employees appropriately. The deferral framework applied to Group employees has been closely aligned to peer practices, and variable incentive compensation has been awarded in a combination of immediate cash awards, deferred cash awards (including, in the form of upfront cash awards), and deferred share awards. For performance year 2022 and onwards, performance share awards and contingent capital awards will no longer be granted to employees including the Executive Board, however any such outstanding awards will continue to vest according to their terms and conditions.
For the Executive Board, the Compensation Committee agreed that the framework implemented in 2022 remains largely fit for purpose. Some refinements have been made to the financial metrics to place more focus on our core businesses over the next few years, while the non-financial elements have been streamlined to focus on critical transformation-related metrics where relevant. Specifically, for 2023 we have:
■ Incorporated financial metrics that reflect the “New Credit Suisse”, which are Core return on tangible equity (RoTE) and Core adjusted income before taxes; and
■ Introduced a cost base target as a key yearly milestone to measure the successful execution of the transformation strategy against our cost reduction goals.
> Refer to “Compensation framework for Executive Board members for 2023” in Executive Board Compensation for further information.
In addition, the nature of the transformation announced in October 2022 led the Compensation Committee to re-evaluate the appropriateness of two compensation design features introduced in 2022, namely the cap on aggregate Executive Board variable incentive compensation of 2% of income before taxes and the relative total shareholder return (RTSR) condition whereby variable compensation would be delivered entirely in the form of deferred share awards in the event of a ranking within the bottom quintile of the defined RTSR peer group. Recognizing that situations may arise where there may be the appearance of a conflict between the shorter-term and longer-term interests of the business, and the one-year focus of the cap and RTSR condition, the Compensation Committee has decided to suspend both features for the period 2023-2025, to ensure the ability to provide market-competitive compensation to our leadership team. While the aggregate cap is temporarily suspended, the individual caps on maximum annual variable incentive awards remain in place, namely 4x base salary for the CEO and 5x base salary for all other Executive Board members, excluding the Transformation Award. The Compensation Committee retains its overall discretion to ensure that compensation outcomes are aligned with underlying performance, and can evaluate extraordinary and unanticipated events in assessing potential adjustments to financial results for the purpose of determining performance against financial incentive targets.
Transformation Award for the 2023-2025 turnaround period
In February 2023, the Compensation Committee granted a one-time Transformation Award to approximately 500 employees globally who hold senior leadership positions and other talent identified as being critical to the “New Credit Suisse” strategy. This will include the Executive Board members, subject to shareholder approval at the 2023 Annual General Meeting (AGM). The purpose of this award is to retain and motivate key managerial, business development, and expert resources across the Group to ensure efficient and timely delivery of the transformation, as well as full achievement of our publicly communicated 2025 Group RoTE and cost base reduction targets. The entire Board of Directors regards this initiative as critical to the successful execution of our strategy and has given it unanimous support.
> Refer to “Compensation at a glance” for further information.
CS First Boston incentive award
In order to incentivize and retain the leadership of CS First Boston, a group of senior leaders is expected to be provided with an equity award to participate in the value of CS First Boston in the event of an initial public offering (IPO). Full details of these awards will be provided in connection with an IPO prospectus, if applicable.
Board of Directors compensation
Aggregate compensation for the Board of Directors (Board), including compensation for certain Group Board members serving on subsidiary boards, was CHF 10.4 million, compared with the amount of CHF 13.0 million that was approved prospectively by shareholders at the 2022 AGM. Given the poor financial performance in 2022 and challenging situation for the firm at the beginning of the three-year transformation, the Chairman proposed to voluntarily waive his chair fee of CHF 1.5 million for the 2022 AGM to 2023 AGM period, and this proposal was accepted by the Board. Following a benchmarking analysis of board chair pay at leading Swiss companies, the Chairman’s total compensation will be adjusted from CHF 4.5 million to CHF 3.8 million starting from the 2023 AGM to 2024 AGM period. To enhance alignment with shareholders, the share portion of the Chairman’s fees will be increased from the current 33% to 50%, such that his total compensation will be payable 50% in cash (base fee) and 50% in shares (chair fee), blocked for a period of four years. Furthermore, a new minimum shareholding requirement of 500,000 shares has been introduced for the Chairman, in line with the minimum shareholding requirement applicable to Executive Board members. For the 2023 AGM to 2024 AGM period, the aggregate Board compensation amount is proposed to be kept stable, at CHF 13.0 million.
> Refer to “Board of Directors compensation” for further information.
“Say-on-Pay” compensation proposals at the 2023 AGM
The Compensation Committee and the Board of Directors understand that some of the compensation program actions we have taken diverge from what companies would implement in normal circumstances, but strongly believe that the extraordinary context in which the Group currently operates requires decisive measures. We look forward to the successful completion of our transformation, allowing for a timely return to more conventional compensation outcomes. With this in mind, at the 2023 AGM, we will be seeking shareholder support for the say-on-pay proposals described in the following table:
Further information on each of these proposals will be contained in the AGM invitation and will also be available at credit-suisse.com/agm.
On behalf of the Compensation Committee, I would like to wholeheartedly thank our employees and the Executive Board for their continued support during this extremely difficult compensation round for Credit Suisse Group, as well as thank shareholders again for their input and feedback over the last 12 months. The Compensation Committee members remain committed to supporting the Group’s transformation process and are very confident and truly excited about the journey ahead.
Christian Gellerstad
Chair of the Compensation Committee
Member of the Board
March 2023

Compensation at a glance
Executive Board compensation outcomes
The total variable compensation pool for the Executive Board is determined based on the achievement of annual financial (70% weighting) and non-financial objectives (30% weighting). For 2022, none of the threshold performance levels for the financial metrics were met. While the non-financial achievements were close to target, the Compensation Committee also considered the Group’s overall financial and share price performance during 2022. Ultimately, the application of the cap on the Executive Board’s variable compensation pool, based on 2% Group income before taxes, resulted in zero variable compensation for the Executive Board for 2022, given the Group’s reported loss.
> Refer to “Executive Board compensation” for further information.
Group variable compensation outcomes
The Group variable incentive compensation awarded for 2022 was significantly constrained by the Group’s poor financial performance. The total pool of CHF 1,000 million is 50% lower than the 2021 pool and 66% lower than in 2020. Approximately 34% of the variable incentive compensation awarded is deferred, with a vesting period of at least three years after award grant.
Other variable compensation awarded in 2022 included CHF 497 million for the Strategic Delivery Plan (SDP) awards granted to most Managing Directors and Directors to incentivize the longer-term delivery of the Group’s strategy, and CHF 367 million of retention awards to key talent and senior management in the form of deferred cash (subject to clawback) and deferred share-based awards, mostly to employees in the Investment Bank division.
> Refer to “Group compensation” for further information.

Transformation Award aligned with implementation of the Group’s strategy over 2023-2025
The Transformation Award is a one-time award consisting of a deferred share-based award for Executive Board members (subject to shareholder approval at the 2023 AGM) and, for employees who are not members of the Executive Board, a combination of a deferred share-based award and a deferred cash award. The deferred share-based award is subject to achievement of performance conditions being achieved by the end of the 2023-2025 performance period. The Transformation Award is considered critical to retain and motivate key individuals to deliver against our ambitious transformation journey through what is expected to be a highly challenging period. The design is intended to:
■ strongly align management’s interests with those of shareholders through stretch performance conditions and increased exposure to equity;
■ provide a clear focus on return metrics to incentivize sustainable value creation for shareholders;
■ motivate delivery of objectives through 2023-2025, to complement the existing annual framework; and
■ payout of deferred share-based awards subject to performance conditions, with no payout for results below threshold level.
The eligibility and key features are described in the following table.
> Refer to “Group compensation” for further information.
Board of Directors compensation
Aggregate compensation for the Board, including compensation for certain Group Board members serving on subsidiary boards, was CHF 10.4 million, compared with CHF 13.0 million approved by shareholders and CHF 11.7 million paid for the prior year.
> Refer to “Board of Directors compensation” for further information.

Compensation framework, policy, and governance
Compensation strategy and objectives
Consistent with prior years, our key compensation objectives are to maintain compensation practices that:
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
■ create a culture that adheres to high standards of conduct and behavior aligned with values,through a system of applying both malus and rewards;
■ encourage teamwork and collaboration across the Group;
■ achieve a balanced distribution of profitability between shareholders and employees over the long term, subject to Group performance and market conditions; and
■ take into account the long-term performance of the Group, in order to create sustainable value for shareholders.
Executive Board compensation framework
Executive Board compensation framework 2022
As set out in the 2021 Compensation Report, a revised framework was introduced for the Executive Board for 2022. The aggregate Executive Board variable compensation pool is determined based on the achievement of annual financial (70% weighting) and non-financial (30% weighting) performance objectives set at the beginning of the year. To determine the aggregate Executive Board variable compensation pool, the Compensation Committee reviews the Group’s performance against these objectives at the end of the performance period. In making its assessment, the Compensation Committee also takes into account how the results compare with those delivered in the prior year, relative peer performance, and market positioning and trends. The total pool amount for 2022 was subject to a cap of 2% of Group income before taxes excluding any items that the Compensation Committee determines are not reflective of underlying performance, resulting in no variable compensation awarded for 2022.
Executive Board compensation design and refinements for 2023
Following its annual review of the Executive Board compensation framework, the Compensation Committee concluded that the overall Executive Board compensation design remains largely fit for purpose, but that several refinements to the annual framework were required for the period 2023 to 2025. First, the financial performance conditions used to determine the Executive Board variable compensation pool will focus on Core return on tangible equity and Core adjusted income before taxes, as well as cost base target. Second, the Compensation Committee re-evaluated the appropriateness of two compensation design features introduced in 2022, namely the cap on aggregate Executive Board variable incentive compensation of 2% of income before taxes and the RTSR condition whereby variable compensation would be delivered entirely in the form of deferred share awards in the event of a ranking within the bottom quintile of the defined RTSR peer group. Recognizing that situations may arise where there may be the appearance of a conflict between the shorter-term and longer-term interests of the business, and the one-year focus of the cap and RTSR condition, the Compensation Committee has decided to suspend both features for the period 2023-2025, to ensure the ability to provide market-competitive compensation to our leadership team. While the aggregate cap is temporarily suspended, the individual caps on maximum annual variable incentive awards (excluding the Transformation Award) remain in place, namely 4x base salary for the CEO and 5x base salary for all other Executive Board members. The Compensation Committee retains its overall discretion to ensure that compensation outcomes are aligned with underlying performance, and can evaluate extraordinary and unanticipated events in assessing potential adjustments to financial results for the purpose of determining performance against financial incentive targets.

Compensation framework for Executive Board members for 2023
Variable compensation for Executive Board members will continue to be granted as 70% in deferred share awards subject to underpins. The remaining portion will be granted as cash awards, with 15% as immediate cash, and 15% deferred cash vesting in equal tranches over the second, third and fourth anniversaries of grant. In line with the simplification of the compensation framework for the overall Group, contingent capital awards (CCA) will no longer form part of the Executive Board compensation design.
Some refinements have been made to the financial metrics for 2023 to place more focus on our core businesses and cost base reduction goals, and the non-financial elements have been streamlined to focus on critical transformation-related metrics where relevant, as shown in the table below.

Financial metrics (targets to be disclosed retrospectively)		Weighting
Group metrics	■ Core return on tangible equity (RoTE)[1]	25%
	■ Core adjusted income before taxes	15%
	■ Cost base[2]	10%
	■ Relative total shareholder return (RTSR)[3,4]	10%
	■ CET1 capital ratio	10%
Non-financial metrics		**Weighting**
Risk and Control	■ Foster **a strong risk culture** across the first and second lines of defense ■ Disciplined implementation of and adherence to the **financial and non-financial risk frameworks** ■ Progress against **regulatory remediation** plans	10%
Values and Culture	■ **Achieve our Diversity and Inclusion goals** ■ Improve **client and customer satisfaction** ■ Demonstrate strong **leadership** with robust succession planning	10%
Sustainability	■ Growth in **AuM penetration** according to **Sustainable Investment Framework** classification ■ Growth in **sustainable finance** volume levels, progressing towards our CHF 300 billion goal by 2030 ■ Positive contribution to the trajectory of our **net zero** 2030 and 2050 carbon reduction goals, including adherence to lending objectives in critical areas ■ Support positioning of Credit Suisse in terms of **sustainability engagement** and **thought leadership**, measured by external ESG rating agencies, research and thought leadership contributions as well as successful organization of sustainability events ■ No transaction or investment carrying high environmental and social risks that did not follow appropriate governance	10%

1 "Core" includes the Group, excluding Non-Core Unit and Securitized Products. The Core RoTE formula assumes that the tax charge for the Group is allocated 100% to the Core Return and that CSG Tangible Equity is used as the denominator in the calculation of the ratio.
2 Cost base refers to adjusted operating expenses at constant 2022 FX rates and on constant perimeter, before taking into account the Securitized Products transaction and other divestments.
3 Refer to "Competitive Benchmarking" in Group compensation for further information on the selected RTSR peer group.
4 RTSR payout schedule consistent with 2022 compensation framework. Refer to "2022 Executive Board summary performance" for further information.

Group compensation framework
Determination of Group variable incentive compensation pool
The Group’s variable incentive compensation pool for all employees, including the CEO and the other Executive Board members, is determined on an annual basis, with accruals made throughout the year. In determining the Group, divisional and corporate function pools, the Compensation Committee aims to balance the distribution of the Group’s profits between shareholders and employees. The factors taken into consideration at the Group level, as well as at the divisional and functional levels, are shown in the illustration below. The primary driver of the initial pool amounts is economic contribution, with non-financial factors taken into consideration to arrive at the final level.
The Compensation Committee regularly reviews the accruals and related financial information and applies adjustments in exceptional circumstances to ensure that the overall size of the pools is consistent with the Group’s compensation objectives.
The total amount of the variable incentive compensation pool for the corporate functions is not linked to the performance of the particular divisions that employees of the corporate functions support or oversee, but takes into account the Group-wide financial performance, non-financial factors and changes in headcount. Therefore, employees working in the corporate functions, including those performing control functions, are remunerated independently from the performance of the businesses they oversee or support. As with the business divisions, risk, control, compliance and conduct and ethics considerations and relative performance compared with peers, as well as the market and regulatory environment, are taken into account.
The key elements of our current Group employees’ compensation framework and how they applied to various employee categories are described below.
Base salaries
All employees are paid a base salary. Salary levels are based on the skills, qualifications and relevant experience of the individual, the responsibilities required by the role and external market factors.
Role-based allowances
Role-based allowances are a component of fixed compensation awarded to certain employees identified as Material Risk Takers (MRTs) under UK or EU regulatory requirements. These allowances are determined based on the role and organizational responsibility of the individual. Role-based allowances are deemed to be fixed compensation for the purposes of calculating the cap on variable incentive compensation awarded to MRTs as required by the Capital Requirements Directive V (CRD V) and Capital Requirements Regulation (CRR). The deferred cash allowance plan (DCAP) is a form of role-based allowance that is used primarily in the Americas.
Variable incentive compensation
Variable incentive compensation is paid in cash unless the total compensation awarded to an employee is greater than or equal to CHF 250,000 or the local currency equivalent or USD 250,000 for employees whose total compensation is denominated in US dollars. In these cases, a portion is paid in cash and the balance is deferred, vesting at a later date. For 2022, most Managing Directors and Directors who were granted a variable incentive compensation award received the non-deferred portion in the form of an upfront cash award (UCA). The UCA is a form of variable compensation, where employees receive an immediate cash payment that is subject to repayment during the following three-year period in the event of specified conditions such as a termination of employment by voluntary resignation, a termination for cause, engagement in conduct that is materially detrimental to the Group or other prohibited activity. The repayment amount equals the gross amount of the award, pro-rated based on the portion of time remaining in the three-year period from the departure date until the end of the three-year period.

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
The Compensation Committee made some refinement to deferral rates for Group employees. For 2022, these deferral rates ranged from 10% to 60% of the variable incentive award, compared with 10% to 50% for 2021. In general, the cash component of the variable incentive compensation for 2022 was limited to a maximum of CHF 150,000 per employee for Managing Directors and Directors and delivered as UCA. For all other employees, the cash component was limited to a maximum of CHF 2 million or the local currency equivalent (or USD 2 million for employees whose total compensation is denominated in US dollars) per employee.
Compensation components by employee category
Deferred compensation: key features
From 2022 onwards, performance share awards and contingent capital awards will no longer be granted, however any such outstanding awards will continue to vest according to the planned schedule.

Compensation framework for Group employees
The compensation structure for employees (excluding the Executive Board) consists of fixed compensation in the form of base salary, role-based allowances and pension and benefits, and variable compensation in the form of cash and deferred share awards, as shown in the diagram below.
> Refer to “Group compensation” for further information.
Board of Directors compensation framework
The Board compensation framework is based on a fixed fee structure for the period from one AGM to the next AGM with pre-defined fees for Board membership, committee membership and chairing a committee. In line with industry practice, Board fees are not linked to the financial performance of the Group. Fees for specific Board leadership roles are reviewed periodically and adjusted as required. Base Board fees have not changed for over 10 years. The following table summarizes the Board fees applicable for the 2022 AGM to 2023 AGM period.
> Refer to “Board of Directors compensation” for further information.

Sustainability in compensation
Environmental, Social and Governance (ESG) related factors are considered in various stages of the compensation process:
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
■ Executive Board variable compensation: Since 2022, 30% of the total Executive Board variable compensation pool is assessed based on ESG-related factors, with measurable objectives within the three non-financial categories of Risk and Control, Values and Culture, and Sustainability;
■ Equal pay policy: Credit Suisse does not tolerate any form of discrimination, in particular discrimination based on ethnicity, nationality, gender, sexual orientation, gender identity, religion, age, marital or family status, pregnancy, disability, or any other status that is protected by local law. We recognize and value diversity and inclusion as a driver of success. Our policies and practices support a culture of fairness, where employment-related decisions, including decisions on compensation, are based on an individual’s qualifications, performance and behavior, or other legitimate business considerations, such as the profitability of the Group or the division and department of the individual, and the strategic needs of the Group. Consistent with our long-term commitment to fair pay, the Compensation Committee reviews our pay practices on a regular basis to identify potential areas requiring more attention. In 2022, we engaged a third-party consultant to conduct a gender pay equity analysis for certain major locations. The analysis confirmed that we provide “equal pay for equal work” for women and men in the same job and at the same level. This analysis covered employees at all levels within the Group, who were based in Switzerland, Germany, Spain, France, the United Kingdom, Hong Kong, India, Italy, Luxembourg, Poland and Singapore. Taking into account factors such as role, experience, tenure, and geography, the analysis concluded that, in these major locations, women earned 99% of what men earned on a total compensation basis. In recognition of Credit Suisse’s commitment to gender pay equity, the largest Credit Suisse employing entities in Switzerland were awarded the quality label from the Social Partnership Centre for Equal Pay in the Banking Industry and have been certified with the “Fair Pay” label (most recently in 2021). We will continue to review compensation to ensure that our commitment to equal pay is upheld.
Compensation Governance
The Compensation Committee
The Compensation Committee is the supervisory and governing body for compensation policies, practices and plans. In designing and setting compensation, the Compensation Committee aims to make decisions in the best interests of the Group and to align the interests of the Group’s employees to those of shareholders and other stakeholders. The Compensation Committee reviews proposals regarding Group, Executive Board and Board compensation, and makes recommendations to the Board for approval. Total Executive Board compensation and Board compensation are also subject to shareholder approval pursuant to Swiss law and the Articles of Association (AoA).
The Compensation Committee consists of at least three members of the Board, all of whom must be independent. The members during the 2022 AGM to 2023 AGM term were Christian Gellerstad (Chair), Iris Bohnet, Michael Klein, Shan Li, and Amanda Norton. Michael Klein ceased to be member on October 27, 2022. The Board has applied the independence criteria of the SIX Swiss Exchange Directive on Information relating to Corporate Governance, the Swiss Financial Market Authority FINMA (FINMA), the Swiss Code of Best Practice for Corporate Governance, and the listing standards of the New York Stock Exchange (NYSE) and the Nasdaq Stock Market (Nasdaq), in determining that all of these individuals are independent.
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
In addition to the 28 investor and proxy adviser meetings held by the Compensation Committee Chair, during 2022, the Compensation Committee held 12 internal meetings and calls, including one workshop, with an overall attendance rate of 91%. The Compensation Committee’s focus areas in 2022 are summarized in the following table:

Compensation Committee activities in 2022
	Jan	Feb	Mar	Apr	Jun	Aug	Sept	Oct	Dec
Compensation governance, design and disclosure
Review of compensation policy and charter updates					■			■
Review of Compensation Report		■	■						■
Review and refinement of Executive Board compensation design	■	■	■	■	■	■	■	■	■
Review of Group compensation structure and award plans	■	■	■	■	■	■	■	■	■
Compensation Committee self-assessment and focus areas	■
Risk and regulatory
Review of input from control functions		■							■
Review of any disciplinary events/potential application of malus		■		■	■	■		■	■
Review of regulatory developments					■				■
Annual compensation review
Accruals and full year forecast of variable incentive compensation pools		■		■				■
Performance assessment and overall Group pool recommendation	■	■							■
CEO and Executive Board performance objectives and target setting	■	■	■	■
CEO and Executive Board performance assessment and awards		■							■
Review of Board fees				■
External
Review of shareholder engagement and feedback	■			■
Review of market trends				■	■
Review of benchmarking data		■
Advisers to the Compensation Committee
The Compensation Committee is authorized to retain external advisers to provide support as it carries out its responsibilities. Deloitte LLP (Deloitte) has been retained to assist the Compensation Committee in ensuring that the Group’s compensation programs remain competitive, responsive to regulatory developments and in line with the compensation policy. Deloitte has appointed a senior consultant to advise the Compensation Committee. Apart from assisting the Compensation Committee, this senior consultant does not provide any other services to the Group. The Compensation Committee also obtained external legal advice during 2022 on various matters relating to compensation policy and design. Prior to appointment, the Compensation Committee conducted an independence assessment of its advisers pursuant to the rules of the United States Securities and Exchange Commission (SEC) and the listing standards of the NYSE and the Nasdaq.
Compensation policy
The compensation policy applies to all employees and compensation plans of the Group. It contains a detailed description of the Group’s compensation principles and objectives as well as the compensation programs. It also sets out the standards and processes relating to the development, management, implementation, and governance of compensation. The compensation policy is available at credit-suisse.com/compensationpolicy.
Approval authority
The approval authorities for setting the compensation policy and compensation for different groups of employees are defined in the Group’s Organizational Guidelines and Regulations and the Compensation Committee charter is available at credit-suisse.com/governance.
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
R = recommendation; A = approval
1 Subject to shareholder approval requirement pursuant to the Swiss Code of Obligations and the Articles of Association.
2 In consultation with the Audit Committee Chair.
Provisions of the Articles of Association related to compensation and loans
The AoA contain provisions that govern and outline the principles concerning the compensation of and loans granted to the Board and Executive Board. These are summarized below. The summaries do not purport to be complete and are qualified in their entirety by reference to the AoA. The AoA are available at credit-suisse.com/articles.

Say-on-pay vote
The AGM approves on an annual basis the compensation of the Board in advance for the period up until the next AGM (Art. 8a para. 1 AoA) and the compensation of the Executive Board as a maximum amount or as maximum partial amounts in advance or retroactively for the period described in the proposal of the Board to the AGM (Art. 8b para. 1 AoA). The details on the say-on-pay vote are governed by Art. 8a of the AoA for the compensation of the Board and Art. 8b of the AoA for the compensation of the Executive Board
Supplementary amount for new Executive Board members
If new members join the Executive Board or members of the Executive Board are promoted during the period for which compensation has been approved in advance by the AGM and the compensation approved in advance proves insufficient, a further 30% of the aggregate amounts already approved may be used for the compensation of such members (Art. 8c AoA).
Compensation principles
The compensation of the members of the Board may be paid partly in the form of Group shares (Art. 8a AoA). The compensation of the members of the Executive Board consists of a fixed component and a variable component. The variable component comprises short-term and long-term incentive compensation elements, which may both contain deferred compensation elements and are subject to the achievement of performance targets, which the Board sets on a regular basis. The compensation may be paid partly in the form of Group shares, derivatives based on Group shares or other financial instruments (Art. 8b AoA).
Loans
The Group may grant loans up to a maximum amount of CHF 20 million to each member of the Board at market conditions (Art. 20d AoA) and to each member of the Executive Board at standard terms that apply in the financial sector (Art. 20h AoA).
Risk and control considerations
During its annual review of the Group’s performance, the Compensation Committee considers input from the Risk Committee Chair with respect to risk considerations, and the Audit Committee Chair with respect to internal control considerations as well as the Conduct and Financial Crime Control Committee Chair with respect to matters concerning financial crime compliance. The Compensation Committee also considers input from various corporate functions including Risk, Compliance, General Counsel, People and Internal Audit, regarding control and compliance issues and any breaches of relevant rules and regulations or the Group’s Code of Conduct.
To meet regulatory guidelines regarding employees engaged in risk-taking activities, the Compensation Committee reviews and approves the compensation for employees identified as MRTCs. The Risk Committee is involved in the review process for the compensation of MRTCs.
> Refer to “Focus on risk and control” in Supplementary information for further information.

Executive Board compensation
Compensation outcomes for 2022
Fixed compensation
Total fixed compensation for the Executive Board was CHF 32.2 million in 2022, compared with CHF 29.5 million in 2021.
Variable compensation
The threshold levels for each of the financial metrics under the new framework introduced for 2022 were not met. While the non-financial elements were assessed being close to target, the formulaic nature of the maximum cap on aggregate Executive Board variable incentive compensation of 2% of Group income before taxes resulted in a zero variable compensation pool for the Executive Board. Therefore, total aggregate Executive Board compensation for 2022 consisted of CHF 32.2 million of fixed compensation only.
The achievement against the financial performance metrics and non-financial assessment are shown in the table below.

Non-financial metrics (30% weighting)		Comments
Risk and Control	Implementation / remediation of key regulatory and audit items	▪ Percentage of regulatory projects reporting "green" status has increased, while decreased in "red" status ▪ Substantial enhancement to management focus, centralization and consistency with Strategic Regulatory Remediation Office ▪ Number of negative audits per total audit reports as well as high risk issues have reduced year over year
	Strengthening risk and compliance teams, systems and processes in the 1LoD and 2LoD organizations	▪ Increase in strength and depth of Risk & Compliance leadership with added expertise and stature ▪ Ongoing progress in risk and control capabilities which proved critical in managing Russia/Ukraine and overall challenging markets ▪ Further strengthened risk ownership by 1LoD and migrating appropriate functions from 2LoD to 1LoD ▪ Enhanced governance through creation of Executive Board Risk Management Committee sub-committees for Financial and Non-Financial Risk
	Reduction of new Non-Financial Risk incidents	▪ Count decreased slightly year over year, but continues to require ongoing focus
	Disciplined implementation of and adherence to the financial risk framework	▪ Substantial reduction in credit provisions relative to 2021 result ▪ Improvement on almost all major aspects compared with last year, with reduction in risk limit breaches
Values and Culture	Improving overall risk culture	▪ Feedback from the control functions indicates that whilst the Group's risk culture has improved, the outlook is broadly flat and more work is required to embed change
	Improving Diversity and Inclusion	▪ Acceleration is required to meet 2024 goals, specifically in senior roles and with a particular focus on black talent
	Further improve on other IMPACT values across the organization and improve overall employee satisfaction	▪ Improvement compared with prior year in line with goal
Sustainability	Positive contribution to the trajectory of net zero plan 2030/2050	▪ CO_2 emissions positively below trajectory on oil & gas & coal ▪ No transactions or investments carrying high environmental and social risks that did not follow appropriate governance were detected during 2022
	Growth in AuM penetration according to Sustainable Investment Framework classification	▪ Penetration is slightly above previous year, but below ambition. Absolute volumes are down in line with overall AuM decrease
	Growth in sustainable finance	▪ Approved cumulative transaction volumes are in line with ambition
	Overall contribution to support positioning Credit Suisse as a sustainability leader	▪ Flagship Sustainability publications are in line with expectations, supported by launch of Center for Sustainability ▪ Overall external rankings remain stable with two slight rating deteriorations (S&P and CDP) and one improvement (RepRisk) ▪ Organization of Sustainability Global events in line with ambition, with main Sustainability event of the year, CS Sustainability Week, which was overall a success and well received by participants

Compensation of the Group CEO
Mr. Körner assumed the role of Group CEO on August 1, 2022, and was previously in the role of CEO Asset Management on the Executive Board. His total compensation for 2022 was CHF 2.5 million, of which CHF 1.2 million related to his role as Group CEO.
In terms of realized compensation for 2022, Mr. Körner received CHF 2.5 million, which comprised CHF 1.1 million base salary and CHF 0.1 million pension and benefits relating to his role as Group CEO, and CHF 1.2 million base salary and CHF 0.1 million pension and benefits relating to his role prior to having been appointed CEO.
Compensation of the highest paid Executive Board member
The highest paid Executive Board member in 2022 was David Mathers, who stepped down from the role of Chief Financial Officer on September 30, 2022. For 2022, Mr. Mathers was awarded total compensation of CHF 3.9 million, which comprised CHF 2.1 million base salary (including a one-off payment in lieu of annual leave entitlements and notice period payments), CHF 1.5 million role-based allowance and CHF 0.3 million pension and benefits.
Mr. Mathers’ total realized compensation for 2022 was CHF 4.3 million and comprised CHF 2.1 million base salary (including a one-off payment in lieu of annual leave entitlements), CHF 1.5 million role-based allowance and CHF 0.5 million in realized variable compensation related to deferred awards from prior years. In addition, Mr. Mathers received CHF 0.3 million in pension and other benefits.

Executive Board compensation (audited)
in	Base salaries and role-based allowances	Pension and other benefits	[1]	Total fixed compen- sation	[2,3]	Total variable compen- sation	[4]	Total compen- sation	[5,6]
2022 (CHF million)
18 members	28.74	3.48		32.22		0.00		32.22
% of total compensation				100%		0%
of which highest paid: David Mathers	3.55	0.34		3.89		0.00		3.89
% of total compensation				100%		0%
of which CEO: Ulrich Körner	2.29	0.21		2.50		0.00		2.50
% of total compensation				100%		0%
of which joiners and leavers during 2022 (16 individuals)	24.45	3.05		27.50		0.00		27.50
% of total compensation				100%		0%
2021 (CHF million)
15 members	27.21	2.26		29.47		8.59		38.06
% of total compensation				77%		23%
of which highest paid: David Mathers	3.50	0.26		3.76		0.22		3.98
% of total compensation				94%		6%
of which CEO: Thomas Gottstein	2.70	0.24		2.94		0.81		3.75
% of total compensation				78%		22%
of which joiners and leavers during 2021 (6 individuals)	7.76	0.75		8.51		3.88		12.39
% of total compensation				69%		31%
For the individuals who joined the Executive Board and the individuals who left the Executive Board during 2021 and 2022, compensation relating to the period during which they were members of the Executive Board and, for leavers, during their respective notice period is included in the table above. All figures stated are based on gross amounts, i.e. before any applicable mandatory tax or social security contributions.

1 Other benefits consist of housing allowances, expense allowances and relocation allowances.
2
For the total compensation awarded to the members of the Executive Board, the Group made payments of CHF 3.0 million in 2022 (for 2021 CHF 2.3 million) to cover the mandatory employer social security contributions as required under the social security laws applicable to the individual Executive Board members based on their domicile and employment status. These contributions do not form part of the Executive Board members' compensation.

3
Following the implementation in 2022 of the revised Executive Board compensation framework, and given that the grant price of share awards is not adjusted to remove the value of future dividend payments, the Compensation Committee decided to discontinue the voluntary separate disclosure of dividend equivalent amounts for share awards granted to Executive Board members, in line with the disclosure for other Group employees. The total fixed compensation amount for 2021 has been revised to conform to the current presentation to exclude CHF 0.51 million in dividend equivalents (of which CHF 0.14 million related to David Mathers and CHF 0.12 million related to joiners and leavers) that were previously disclosed as part of fixed compensation.

4 Variable compensation was 0% of total compensation in 2022 and ranged from 6% to 55% in 2021.
5
Replacement awards in the form of cash awards and share awards have been granted to individuals joining the Executive Board in 2022 to compensate them for salary replacement and cancellation of bonus and deferred awards by their previous employers. Mrs. Hannaford, Mr. Wildermuth and Mr. De Ferrari were granted awards of CHF 6.03 million, CHF 9.94 million and CHF 3.52 million, respectively, with a potential further amount of up to CHF 1.67 million in share awards for Mr. De Ferrari to be granted in 2023 subject to performance conditions relating to Mr. De Ferrari’s previous employer. Replacement awards in relation to Mr. Joshi were valued at CHF 6.97 million and were granted in the first quarter of 2023. These one-time replacement awards did not form part of the compensation in the table above. Considering these payments, the total compensation of the Executive Board for 2022 amounted to CHF 60.35 million. No replacement awards were paid to Executive Board members for 2021.

6 No guaranteed bonus or sign-on bonuses were paid to Executive Board members for 2022 and 2021.

Group compensation
Compensation outcomes for 2022
Total compensation awarded
Total compensation awarded for 2022 of CHF 9,384 million was 2% lower than the prior year and included CHF 497 million for the Strategic Delivery Plan (SDP) awards granted to most Managing Directors and Directors to incentivize the longer-term delivery of the Group’s strategy. As previously described in the 2021 Compensation Report, the SDP awards were granted in February 2022 and are subject to service conditions and CET1 capital and leverage ratio underpins over the course of 2022-2024, and therefore are reported as part of other variable compensation awarded for 2022.
During 2022, CHF 367 million in retention awards to key talent and senior management in the form of deferred cash (subject to clawback) and deferred share-based awards were awarded, of which CHF 317 million was granted to employees in the Investment Bank division. The focus has been on critical roles where the risk of attrition was high and of immediate concern, and where the respective businesses would be significantly impacted. 1,143 employees received retention awards in 2022. This compares with CHF 395 million in retention awards granted in 2021 to 652 employees in total, of which CHF 299 million was awarded to key talent in the Investment Bank division.
> Refer to “Note 30 – Employee deferred compensation” in VI – Consolidated financial statements – Credit Suisse Group for further information on the SDP and other awards.

Total compensation awarded
	2022				2021
For	Non- deferred		Deferred	Total	Non- deferred		Deferred	Total
Fixed compensation (CHF million)
Salaries	5,536		294	5,830	5,341		259	5,600
Social security	605		–	605	622		–	622
Other [1]	934		–	934	808		–	808
Total fixed compensation	7,075		294	7,369	6,771		259	7,030
Variable incentive compensation (CHF million)
Cash awards	647	[2]	49	696	1,452	[2]	55	1,507
Share awards	16		288	304	41		216	257
Performance share awards	–		–	–	–		161	161
Contingent Capital Awards	–		–	–	–		75	75
Total variable incentive compensation	663		337	1,000	1,493		507	2,000
Other variable compensation (CHF million)
Cash severance	19		–	19	31		–	31
Retention awards	136		231	367	20		375	395
Strategic Delivery Plan	–		497	497	–		–	–
Other [3]	43		89	132	27		68	95
Total other variable compensation	198		817	1,015	78		443	521
Total compensation awarded (CHF million)
Total compensation awarded	7,936		1,448	9,384	8,342		1,209	9,551
of which guaranteed bonuses	38		30	68	32		31	63
Salaries include role-based allowances.
1 Included pension and other post-retirement expense of CHF 501 million and CHF 503 million in 2022 and 2021, respectively.
2 Included upfront cash awards of CHF 344 million for 2022 and CHF 799 million for 2021.
3 Included replacement awards to compensate employees for the equivalent fair value of deferred awards cancelled by previous employers as well as sign-on payments.
Median and average employee compensation
For 2022, the median annualized total compensation (excluding pension and benefits and dividend equivalents) of all of our bonus eligible employees of our company (other than the CEO) was CHF 110,000, and the annual total compensation of our CEO was CHF 2.29 million (excluding pension and benefits and dividend equivalents). Based on this information, for 2022, the ratio of the annual total compensation of our CEO to the median annual total compensation of all employees was calculated to be 20.8 to 1. This compared with a ratio 31.1 to 1 for 2021 which was based on annual CEO total compensation of CHF 3.51 million and median annual total compensation of all employees of CHF 113,000.
The average total compensation awarded for 2022 was calculated at approximately CHF 185,895 per employee (full-time equivalents), 2% lower compared with approximately CHF 189,542 per employee for the prior year, as calculated by taking the total compensation awarded for each year and dividing by the number of employees (full-time equivalents) reported at the end of each year. The 2021 average total compensation amount has been restated following the restatement of the 2021 year-end employee (full-time equivalents) to take into account the reduction-in-force program.
Variable incentive compensation awarded for 2022
As described in the Compensation Policy and Governance section, a key factor in determining the initial Group bonus pool is economic contribution. However, for 2022, sizing the pool purely on financial performance would have led to an inappropriate outcome given the efforts and achievements of the majority of employees and the need to incentivize and retain staff. Therefore, the Compensation Committee considered as a starting point a pool “floor” level of CHF 1.0 billion as appropriate. Although the Group’s performance against ESG-related objectives was in line with target, and the Compensation Committee noted the overall improvement in the Group’s risk culture as indicated by a review of control function feedback, no adjustments to the floor level were made. In considering market trends and positioning, the Compensation Committee acknowledged that peer compensation levels, while down compared with the prior year, were likely to remain relatively high compared with recent historical levels. Nevertheless, the Compensation Committee decided not to make any positive adjustments to the Group variable compensation floor level, which at CHF 1.0 billion, was 50% lower than the prior year pool.

Number of employees awarded variable incentive and other compensation
	2022				2021
	MRTCs	[1]	Other employees	Total	MRTCs	[1]	Other employees	Total
Number of employees awarded variable incentive compensation
Variable incentive compensation	1,155		36,875	38,030	1,432		43,024	44,456
of which Cash awards [2]	1,155		36,875	38,030	1,432		43,024	44,456
of which Share awards	961		2,661	3,622	1,240		4,874	6,114
of which Performance share awards	–		–	–	1,266		797	2,063
of which Contingent Capital Awards	–		–	–	1,229		3,869	5,098
Number of employees awarded other variable compensation
Cash severance	5		252	257	9		258	267
Retention awards	125		1,018	1,143	134		518	652
Strategic Delivery Plan	1,185		4,532	5,717	–		–	–
Guaranteed bonuses	5		140	145	12		156	168
Other [3]	44	[4]	312	356	40	[4]	1,597	1,637
Excluding Executive Board members who were in office on December 31, 2022 or 2021, respectively.
1
Excluded individuals who may have been classified as MRTCs according to regulatory requirements of jurisdictions outside of Switzerland, particularly US-based revenue producers in the Investment Bank, who were classified as Covered Employees by the US Federal Reserve.

2 Included upfront cash awards.
3 Included replacement awards to compensate employees for the equivalent fair value of deferred awards cancelled by previous employers as well as sign-on payments.
4 For 2022 and 2021, there were no sign-on payments paid to MRTCs.
Group compensation and benefits expense
Compensation and benefits expenses recognized in the current year income statement include salaries, role-based allowances, variable compensation, benefits and employer taxes on compensation. Variable compensation expense reflects the variable cash compensation for the current year and amortization of deferred compensation awards granted in prior years.

Group compensation and benefits expense
	2022				2021
in	Current compen- sation	Deferred compen- sation		Total	Current compen- sation	Deferred compen- sation		Total
Fixed compensation expense (CHF million)
Salaries	5,536	214	[1]	5,750	5,341	147	[1]	5,488
Social security [2]	605	–		605	622	–		622
Other [3]	934	–		934	808	–		808
Total fixed compensation expense	7,075	214		7,289	6,771	147		6,918
Variable incentive compensation expense (CHF million)
Cash awards [4]	300	423	[5]	723	653	203	[5]	856
Share awards [6]	16	307		323	41	482		523
Performance share awards	–	(3)		(3)	–	290		290
Contingent Capital Awards	–	(3)		(3)	–	202		202
Total variable incentive compensation expense	316	724		1,040	694	1,177		1,871
Other variable compensation expense (CHF million)
Cash severance	19	–		19	31	–		31
Retention Awards	–	174		174	–	123		123
Strategic Delivery Plan	–	248		248	–	–		–
Other [7]	43	–		43	20	–		20
Total other variable compensation expense	62	422		484	51	123		174
Total compensation expense (CHF million)
Total compensation expense	7,453	1,360		8,813	7,516	1,447		8,963
Salaries include role-based allowances. Restructuring expenses in connection with the strategic review of the Group were disclosed separately and were not part of the total compensation expenses.
1 Represented deferred fixed cash compensation expense of CHF 214 million and CHF 147 million related to cash awards for 2022 and 2021, respectively.
2 Represented the Group's portion of employees' mandatory social security.
3 Included pension and other post-retirement expense of CHF 501 million and CHF 503 million in 2022 and 2021, respectively.
4
Included CHF 14 million and CHF 8 million of compensation expense associated with replacement cash awards granted in 2022 and 2021, respectively, to compensate employees for the equivalent fair value of deferred awards cancelled by previous employers.

5 Included upfront cash awards expense.
6
Included CHF 16 million and CHF 13 million of compensation expense associated with replacement share awards granted in 2022 and 2021, respectively, to compensate employees for the equivalent fair value of deferred awards cancelled by previous employers.

7 Included sign-on payments.
Group estimated unrecognized compensation expense
The following table shows the estimated compensation expense that has not yet been recognized through the income statement for deferred compensation awards granted for 2022 and prior years that were outstanding as of December 31, 2022, with comparative information for 2021. These estimates are based on the fair value of each award on the grant date, taking into account the current estimated outcome of relevant performance criteria and estimated future forfeitures. No estimate has been included for future mark-to-market adjustments.

Group estimated unrecognized compensation expense
	Deferred compensation			2022	Deferred compensation			2021
end of	For 2022	For prior-year awards		Total	For 2021	For prior-year awards		Total
Estimated unrecognized compensation expense (CHF million)
Share awards	262	203	[1]	465	224	349	[1]	573
Performance share awards	0	52		52	156	146		302
Strategic Delivery Plan	0	254		254	–	–		–
Contingent Capital Awards	0	55		55	72	134		206
Cash awards [2]	392	586	[3]	978	854	223	[3]	1,077
Retention awards	–	343		343	–	284		284
Total estimated unrecognized compensation expense	654	1,493		2,147	1,306	1,136		2,442
1 Included CHF 31 million and CHF 20 million of estimated unrecognized compensation expense associated with replacement share awards granted in 2022 and 2021, respectively, not related to prior years.
2 Included estimated unrecognized compensation expense associated with upfront cash awards granted in 2022 and prior years.
3 Included CHF 16 million and CHF 11 million of estimated unrecognized compensation expense associated with replacement cash awards granted in 2022 and 2021, respectively, not related to prior years.
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
> Refer to “Note 30 – Employee deferred compensation” in VI – Consolidated financial statements – Credit Suisse Group for further information.
The following table provides a comparison of the outstanding deferred compensation awards at the end of 2021 and 2022, indicating the value of changes due to ex post implicit and ex post explicit adjustments. For 2022, the change in value for the outstanding deferred compensation awards was mainly due to implicit adjustments driven primarily by changes in the Group share price, foreign exchange rate movements and changes in the value of CCA. With respect to the explicit adjustments on the value of performance share awards, a negative adjustment of CHF 55 million (based on the share price of CHF 2.76 as at December 31, 2022) was applied resulting from the negative Group ROE and the divisional loss before taxes in the Investment Bank division, with the remaining explicit adjustment related to forfeitures and application of malus provisions.
Outstanding deferred compensation awards
in / end		Total outstanding end of 2021	Granted in 2022	Paid out in 2022	Ex post explicit adjustments	Ex post implicit adjustments	Total outstanding end of 2022	% of which exposed to ex post explicit adjustments
Group (CHF million) [1]
Contingent Capital Awards	Cash-based	686	74	(223)	(42)	(135)	360	100%
Cash awards [2]	Cash-based	196	160	(138)	(15)	–	203	100%
Share awards [3]	Share-based	1,226	1,062	(396)	(105)	(1,222)	565	100%
Performance share awards	Share-based	685	164	(215)	(130)	(381)	123	100%
Total		2,793	1,460	(972)	(292)	(1,738)	1,251	–
Material Risk Takers and Controllers (CHF million) [4]
Contingent Capital Awards	Cash-based	294	42	(91)	(2)	(67)	176	100%
Cash awards [2]	Cash-based	78	53	(44)	–	(2)	85	100%
Share awards [3]	Share-based	413	555	(133)	(4)	(579)	252	100%
Performance share awards	Share-based	390	104	(108)	(57)	(252)	77	100%
Total		1,175	754	(376)	(63)	(900)	590	–
1 Included MRTCs and Executive Board members who were in office on December 31, 2022.
2 Included retention awards and upfront cash awards.
3 Included retention awards and Strategic Delivery Plan awards.
4 Excluded Executive Board members who were in office on December 31, 2022.

Transformation Award for 2023-2025
In February 2023, the Group granted Transformation Awards, in the form of deferred cash and share-based awards, with a total award value at grant of CHF 350 million (fair value at grant of CHF 230.3 million) to employees identified as being critical to the delivery of the transformation strategy. Of the total award value at grant, CHF 70 million relates to the Executive Board and is subject to approval at the AGM 2023. The Transformation Awards are designed to incentivize and reward key contributors for the successful delivery of the Group’s transformation strategy and sustainable value creation for shareholders. For employees other than the Executive Board, the Transformation Award was granted in the form of both a deferred cash award and a deferred share award subject to performance conditions. For Executive Board members, the Transformation Award, subject to shareholder approval, will be granted 100% as deferred share-based awards with performance conditions.
The cash component of the Transformation Award vests over two years with one half of the cash awards vesting on each of the second anniversaries of the grant date (ratable vesting), with the exception of awards granted to individuals classified as MRTs, risk manager MRTs or senior managers or equivalents under the requirements of EU Capital Requirements Directive V and UK Investment Firms Prudential Regime.
The deferred share award component of the Transformation Award is scheduled to vest on the third anniversary of the grant date, only if the share price is at CHF 3.82 or higher on December 31, 2025. Further, no portion of the deferred share award would vest if the following threshold performance levels are not achieved:
■ The Group’s reported Group RoTE is at or above 5%; and
■ The Group’s cost base does not exceed CHF 15 billion.
The Compensation Committee will ensure that the final Transformation Award vesting outcome is aligned with underlying performance, including consideration of risk and control factors.
> Refer to “Compensation at a glance” for further information.
Other awards granted in 2023
In the first quarter of 2023, the Group granted additional compensation awards to certain employees where attrition remains a concern. Share-based awards of CHF 38 million and deferred cash allowance plan awards of CHF 30 million were granted to key employees. These awards vest over three years.
Supplemental cash allowance awards of CHF 114 million were granted, predominantly to employees with the corporate title of Vice President and below to maintain a market competitive level of total compensation. These cash allowances will vest and are scheduled to be paid during 2023.
Equity award in the event of CS First Boston initial public offering
In order to incentivize and retain the leadership of CS First Boston, a group of senior leaders is expected to be provided with an equity award to participate in the value of CS First Boston in the event of an IPO. The award is contingent on a successful IPO, and would result in employees being awarded restricted share units in CS First Boston post-IPO. These awards would vest three years post-IPO and be subject to a further holding requirement. A pool for these awards has been determined and is expected to represent up to a maximum of 20% of the shares in CS First Boston for selected existing senior leaders and future senior hires. Any awards granted will be determined by the Group on an entirely discretionary and individualized basis. The maximum value for any employee participating in the plan is capped. Full details of these awards will be provided in the IPO prospectus, if applicable.

Board of Directors compensation
Compensation outcomes for 2022
For the period from the 2022 AGM to the 2023 AGM, aggregate compensation to the Board of CHF 10.4 million consisted of CHF 9.5 million related to Group Board memberships and CHF 0.9 million of fees paid to certain Board members for subsidiary board memberships. This compares with the amount of CHF 13.0 million approved prospectively Board by shareholders at the 2022 AGM. The total Board compensation is 10% lower than the prior period, driven by the waiver of the Chairman’s chair fee.
While the base Board fee of CHF 250,000 remained consistent with prior years, there were several changes to the Board committee and other fee amounts for the 2022 AGM to 2023 AGM period. These changes consist of the introduction of an annual fee for the Vice Chair and Lead Independent Director, as well as Board committee membership fees for the new Digital Transformation and Technology Committee and the Sustainability Advisory Committee (previously only a chair fee was paid). For an overview of the Board membership fees for the 2022 AGM to 2023 AGM period, refer to the “Compensation framework, policy and governance” section of this report.
For the 2023 AGM to 2024 AGM period, the base Board and committee membership fees are expected to remain unchanged, with the exception of the Governance and Nominations Committee. Due to the increased number of meetings and active role of the Governance and Nominations Committee in overseeing aspects of the Group's transformation, the Board has approved an increase the membership fee for the Governance and Nominations committee from CHF 50,000 to CHF 100,000.
> Refer to IV – Corporate Governance – Board of Directors for further information on the number of meetings and activities.
Compensation of the Chairman
The Chairman’s total compensation for the 2022 AGM to 2023 AGM period consisted of a base fee of CHF 3.0 million payable in cash. Given the poor financial performance in 2022 and challenging situation for the firm at the beginning of the three-year transformation, the Chairman proposed to voluntarily waive his chair fee of CHF 1.5 million for the 2022 AGM to 2023 AGM period, and this proposal was accepted by the Board. Following a benchmarking analysis of board chair pay at leading Swiss companies, the Chairman’s total compensation will be adjusted from CHF 4.5 million to CHF 3.8 million starting from the 2023 AGM to 2024 AGM period. To enhance alignment with shareholders, the share portion of the Chairman’s fees will be increased from the current 33% to 50%, such that his total compensation will be payable 50% in cash (base fee) and 50% in shares (chair fee), generally blocked for a period of four years. Furthermore, a new minimum shareholding requirement of 500,000 shares has been introduced for the Chairman, in line with the minimum shareholding requirement applicable to Executive Board members. The role of the Chairman is a full-time appointment, and he may also receive benefits from, and make contributions to, the Group pension fund in line with local market practice for the Group. The total compensation paid to the Chairman reflects his full-time status and active role in shaping the Group’s strategy, governing the Group’s affairs, engaging, and maintaining a close working relationship with the CEO and senior management, and providing supervision, counsel and support, where appropriate. The Chairman coordinates the Board’s activities, works with the committee chairs to coordinate the tasks of the committees, and ensures that Board members are provided with sufficient information to perform their duties. The Chairman drives the Board agenda on key topics such as the strategic development of the Group, corporate culture, succession planning and the structure and organization of the Group. He chairs the Board, the Governance and Nominations Committee and the shareholders’ meetings. He takes an active role in representing the Group to regulators and supervisors, key shareholders, proxy advisers, investors, government officials and other external stakeholders.
Compensation of the Vice Chair and Lead Independent Director
The Vice Chair and Lead Independent Director received a fee of CHF 125,000 for this role for the 2022 AGM to 2023 AGM period. This fee is payable 50% in cash and 50% in Group shares, generally blocked for a period of four years. The Vice Chair and Lead Independent Director leads the annual Board assessment of the Chairman, chairs Board meetings in the event the Chairman is not able to for any reason, interviews potential new Board member candidates, and may meet with investors or other external stakeholders independently from the Chairman.

Compensation of the committee chairs
Committee chair fees are paid for the Audit Committee, the Compensation Committee, the Risk Committee, the Conduct and Financial Crime Control Committee, the Digital Transformation and Technology Committee and the Sustainability Advisory Committee. These fees are fixed in advance and are not linked to the Group’s financial performance. In addition to the greater time commitment required to prepare and lead the committee work, the chair fees reflect the engagement of the committee chairs throughout the year as required with regulators, shareholders, the business divisions and corporate functions and other stakeholders. Regulatory developments in the banking industry in recent years have put increasing demands on the Risk and Audit Committee Chairs, in particular, increasing the frequency of interaction with the Group’s main regulators on internal control, risk, capital and other matters under the supervision of these committees. Similarly, there has been a continued focus of shareholders and regulators on compensation and therefore high levels of engagement between the Compensation Committee Chair and key shareholders and proxy advisers, as well as with regulators. The Compensation Committee held 12 meetings, and the Compensation Committee Chair personally attended 28 separate meetings with key shareholders and proxy advisers during 2022. The Audit Committee Chair fee takes into consideration the greater number of meetings required of the Audit Committee for the review and approval of the quarterly financial results and related filings, the Audit Committee Chair’s supervisory role over the Internal Audit function, and the lead role of the Audit Committee Chair for overseeing investigations into whistleblowing and other escalated matters. The Audit Committee held 24 meetings during 2022. The Risk Committee Chair fee reflects the regular interaction required between the Risk Committee Chair and the Group Chief Risk Officer and other senior managers in the risk management function, as well as the oversight role over the Credit Risk Review function, which reports directly to the Risk Committee Chair. The Risk Committee held 13 meetings during 2022, and in addition, the Risk Committee Chair held numerous meetings with regulators and other stakeholders. The Conduct and Financial Crime Control Committee held six meetings during 2022, plus one meeting of the entire committee with FINMA.
> Refer to the table “Meeting attendance – Board and Board committees” in IV – Corporate Governance – Board of Directors for further information.
> Refer to “Governance of credit risk” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk coverage and management – Credit risk for further information on the Credit Risk Review function.
Compensation of Board members serving on subsidiary boards
Several Board members also serve as non-executive members on the boards of Group subsidiary companies. This practice is consistent with the Group’s legal entity governance principles, which aim to foster a close alignment of the Group’s governance practices and those of its significant subsidiary companies.
> Refer to the “Governance of Group subsidiaries” and “Biographies of the Board members” in IV – Corporate Governance – Board of Directors for further information.
With the exception of the Chairman, Board members may receive separate fees paid in cash for serving on subsidiary boards, in addition to their Board fees. These fees are approved by the respective subsidiary boards and are subject to ratification by the Board. All subsidiary board fees are included in the total amount of compensation of the members of the Board proposed for approval by shareholders at every AGM. The Chairman does not receive separate fees for board memberships in other Group companies, as these memberships are included as part of the Chairman’s compensation.
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
Number of subsidiary board meetings
	Board	[1]	Committee	[2]	Total
Subsidiary
Credit Suisse Bank (Europe), S.A. [3]	9		15		24
Credit Suisse (Schweiz) AG	23		16		39
Credit Suisse International (CSI) / Credit Suisse Securities (Europe) Ltd. (CSSEL)	24		20		44
Credit Suisse Holdings (USA), Inc. [3]	70		14		84
1 Includes ad hoc meetings and calls.
2 Includes meetings of the respective subsidiary board's audit and risk committees.
3 Board and committee meetings held jointly with Credit Suisse (USA) Inc. and Credit Suisse Securities (USA) LLC.

Board compensation from the 2022 AGM to the 2023 AGM (audited)
	Group
	GNC	AC	CC	CF CCC	RC	DTTC	SAC	Base board fee	Committee fee	Chair fee	Pension and other benefits	Total	Of which awarded in Group shares	[1]	Subsidiary board fee	[2]	Total, including subsidiary boards	[3]
CHF
Axel Lehmann, Chairman [4]	C							3,000,000	–	–	190,819	3,190,819	–		–		3,190,819
Mirko Bianchi [5]	M	C		M	M			250,000	184,091	400,000	–	834,091	417,046		–		834,091
Iris Bohnet			M				C	250,000	100,000	75,000	–	425,000	212,500		–		425,000
Clare Brady		M		C			M	250,000	175,000	150,000	–	575,000	287,500		–		575,000
Christian Gellerstad [6]	M		C	M		M		250,000	165,000	425,000	–	840,000	420,000		100,000		940,000
Keyu Jin					M	M		250,000	140,000	–	–	390,000	195,000		–		390,000
Michael Klein [5]			M				M	136,364	68,182	–	–	204,546	102,273		–		204,546
Shan Li			M		M			250,000	200,000	–	–	450,000	225,000		–		450,000
Seraina Macia		M				M		250,000	190,000	–	–	440,000	220,000		–		440,000
Blythe Masters	M					C		250,000	50,000	150,000	–	450,000	225,000		277,478		727,478
Richard Meddings	M	M			C			250,000	200,000	400,000	–	850,000	425,000		167,406		1,017,406
Amanda Norton [5]			M		M			204,545	163,636	–	–	368,181	184,091		99,500		467,681
Ana Paula Pessoa		M		M				250,000	225,000	–	–	475,000	237,500		300,000		775,000
Total								5,840,909	1,860,909	1,600,000	190,819	9,492,637	3,150,909		944,384		10,437,021
GNC = Governance and Nominations Committee; AC = Audit Committee; CC = Compensation Committee; CFCCC = Conduct and Financial Crime Control Committee; RC = Risk Committee; DTTC = Digital Transformation and Technology Committee; SAC = Sustainability Advisory Committee; C = Chair; M = Member. All figures stated are based on gross amounts, i.e. before any applicable mandatory tax or social security contributions.

1
As of December 31, 2022, one-half of the Board member fees to be awarded in Group shares have been delivered to Board members. The applicable Group share price was CHF 3.97. The remaining shares will be delivered to Board members the day after the first quarter of 2023 earnings announcement in April 2023, and the share price for this second share delivery will be determined at that time. Group shares are subject to a four-year blocking period. The Compensation Committee may approve exceptions to the blocking period under certain circumstances.

2
The following Board members are currently serving on the boards of several of the Group's most significant subsidiaries: Christian Gellerstad, board member of Credit Suisse (Schweiz) AG (annual fee of CHF 100,000), Blythe Masters, board member and chair of Credit Suisse Holdings (USA), Inc. ("all in" annual fee of USD 300,000), Richard Meddings, board member and vice-chair of Credit Suisse International and Credit Suisse Securities (Europe), Limited (annual fee of GBP 150,000), Amanda Norton, board member and risk committee chair of Credit Suisse Holdings (USA), Inc., effective September 19, 2022 (annual fees of USD 200,000, pro rated from September 19, 2022) and Ana Paula Pessoa, board member and chair of Credit Suisse Bank (Europe), S.A. (annual fee of CHF 150,000) and chair of the Brazil Advisory Board (annual fee of CHF 150,000).

3
At the 2022 AGM, shareholders approved a maximum amount of total compensation to be awarded to Board members until the 2023 AGM of CHF 13 million. For the total compensation awarded to members of the Board, the Group will make estimated payments of CHF 0.6 million for the 2022 / 2023 Board period to cover the mandatory employer social security contributions as required under the social security laws applicable to the individual Board members based on their domicile and employment status. These contributions do not form part of the Board members' compensation.

4
The Chair fee of the Chairman is set at CHF 1.5 million to be awarded as 100% Group shares. For the 2022 to 2023 AGM period, the Chairman proposed to voluntarily waived his Chair fee of CHF 1.5 million and this proposal was accepted by the Board. The total compensation of the Chairman included estimated benefits for the period from the 2022 AGM to the 2023 AGM of CHF 190,819, including pension and health insurance benefits.

5
Mirko Bianchi joined the GNC effective February 1, 2023 and Amanda Norton joined the board effective July 1, 2022; their compensation was pro-rated to reflect this. Michael Klein's compensation was pro-rated to reflect his departure from the Board effective October 27, 2022.

6 The aggregate amount of CHF 425,000 for Christian Gellerstad consisted of his Compensation Committee Chair fee of CHF 300,000 and his Vice-Chairman and Lead Independent Director fee of CHF 125,000.

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
GNC = Governance and Nominations Committee; AC = Audit Committee; CC = Compensation Committee; CFCCC = Conduct and Financial Crime Control Committee; RC = Risk Committee; DTTC = Digital Transformation and Technology Committee; SAC = Sustainability Advisory Committee; C = Chair; M = Member. All figures stated are based on gross amounts, i.e. before any applicable mandatory tax or social security contributions.

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

3
At the 2021 AGM, shareholders approved a maximum amount of total compensation to be awarded to Board members until the 2022 AGM of CHF 12 million. For the total compensation awarded to members of the Board, the Group will make estimated payments of CHF 0.6 million for the 2021 / 2022 Board period to cover the mandatory employer social security contributions as required under the social security laws applicable to the individual Board members based on their domicile and employment status. These contributions do not form part of the Board members' compensation.

4
The Chair fee of the Chairman is set at CHF 1.5 million to be awarded as 100% Group shares. In the case of Mr. Lehmann, this amount had been pro-rated from January 16, 2022 until the 2022 AGM. The total compensation of the Chairman includes benefits for the period from January 16, 2022 to the 2022 AGM of CHF 54,776, including pension and health insurance benefits. Mr. Lehmann furthermore received pro-rated amounts for his Risk Committee membership (October 1-31, 2021), Risk Committee Chair (November 1, 2021 - January 16, 2022), Audit Committee membership (October 1, 2021 - January 16, 2022), Conduct and Financial Crime Control Committee membership (October 1, 2021 - January 16, 2022) and Governance and Nominations Committee membership (November 1, 2021 - January 16, 2022). Upon becoming Chairman, Mr. Lehmann did not receive a separate fee for chairing the Governance and Nominations Committee or serving as the ad interim Risk Committee Chair until the AGM.

5
Mr. Horta-Osório served as Chairman and Board member from May 1, 2021 until January 16, 2022. As per terms of his resignation agreement, Mr. Horta-Osório remained at Credit Suisse until January 31, 2022 to ensure a smooth handover to his successor. He received his Chair fee (pro-rated from May 1, 2021 until January 31, 2022) fully in cash.

6
Since January 1, 2022, Ms. Masters served as Chair of the new Digital Transformation and Technology Committee and received annual fees of CHF 150,000 for this role or CHF 50,000 for the period from January 1, 2022 to the 2022 AGM.

7
In addition to his Audit Committee Chair fee of CHF 400,000, Mr. Meddings received CHF 200,000 or 50% of the annual Risk Committee Chair fee for taking on the role of the Risk Committee Chair on an ad interim basis for the six month period from May 1, 2021 through October 31, 2021. During this period, Mr. Meddings did not receive the regular Risk Committee membership fee. For the period between November 1, 2021 and April 29, 2022, Mr. Meddings received CHF 50,000 or 50% of the regular Risk Commitee membership fee.

Supplementary information
Executive Board
Former Executive Board members (audited)
For 2022, no compensation payments were made to former Executive Board members who left Credit Suisse, which was also the case for 2021. Further, no payments were made to former Executive Board members pursuant to non-compete arrangements.
Utilization of Executive Board compensation approved at the 2022 AGM
At the 2022 AGM, shareholders approved a maximum aggregate amount of fixed compensation to be paid to members of the Executive Board for the period from the 2022 AGM to the 2023 AGM of CHF 34.0 million. Of this amount, 3.0 million was anticipated for two potential new roles on the Executive Board. Fixed compensation includes base salaries, role-based allowances, dividend equivalents, pension and other benefits as well as replacement awards granted to new Executive Board members during this period. In line with the AoA, if new members join the Executive Board or members of the Executive Board are promoted during the period for which compensation has already been approved by shareholders, a further 30% of the aggregate amounts already approved may be used for the compensation of such members, which amounted to CHF 10.2 million in addition to the approved CHF 34.0 million amount.
in CHF million
Maximum aggregate fixed compensation approved for the 2022 AGM to 2023 AGM period	34.0
Utilization of approved amount:
Base salaries, pension and other benefits	26.2
Part of replacement award for new joiner to Executive Board	6.1
Total utilized amount	32.3
Remaining unutilized amount (originally designated for potential new Executive Board role)	1.7

30% supplementary amount for new Executive Board members joining after the 2022 AGM	10.2
Utilization of supplementary amount:
D. Joshi	1.2
M. Diethelm	1.8
E. Low	1.7
N. Patel	0.9
Total base salaries, pension and other benefits for new joiners	5.6
Part of replacement award to D. Joshi	0.9
Total supplementary funding utilized	6.5
Remaining unutilized amount	3.7

Total fixed compensation amount paid to Executive Board members	38.8
At the 2022 AGM, shareholders also approved an aggregate amount of CHF 12.1 million for share-based replacement awards for new Executive Board members who joined the Executive Board in 2022. This amount was used for such awards granted or to be granted to the new Executive Board members who joined in 2022.
2020 Long-term incentive awards (LTI awards) (2020-2022 performance period)
As disclosed in the 2019 Compensation Report, the performance of the 2020 LTI awards is based on RoTE, adjusted tangible book value per share (TBVPS) and RTSR each weighted equally and measured over the three-year period from the beginning of 2020 until the end of 2022. The 2020 LTI awards had an initial aggregate maximum opportunity of CHF 53.75 million approved at the 2020 AGM, and the number of shares granted was calculated by dividing the maximum opportunity by the Group share price at the time of grant. The share price utilized was based on the same methodology used for share-based awards granted to Group employees. At the end of the 2020-2022 performance period, performance had fallen short of the threshold levels for each metric, resulting in zero vesting. As an exception, for the former CFO who was classified as a UK PRA MRT and therefore had 40% of his LTI based on a non-financial assessment. As a result, Mr. Mathers’ 2020 LTI was assessed at 7% of his maximum opportunity based on the share price at the end of 2022.
Cash settlement of share awards
The Executive Board members are permitted to elect, subject to minimum shareholding requirements, at a predefined date in advance of settlement, to receive their vested share-based awards in the form of shares, cash or 50% in the form of shares and 50% in cash, in each case based on the Group share price at the time of settlement. An election to receive cash is subject to reversal if at the time of settlement, the Group share price is less than 75% of the share price at the time of election. The timing and pricing of settlement will be the same as under the previous award plan and the plans of those below the Executive Board level.
Contract lengths, termination and change in control provisions
All members of the Executive Board have employment contracts with the Group that are valid until terminated. The standard notice period for termination of employment by either the Group or the respective Executive Board member is six months. Executive Board members may be subject to a non-compete period of up to 12 months and may be compensated for this period by mutual agreement. In the event of termination, there are no contractual provisions that allow for the payment of severance awards to Executive Board members beyond the regular compensation awarded during the notice period. Pre-defined conditions for all employees, including Executive Board members, apply for the payment of outstanding deferred compensation awards, depending on whether the termination of employment was voluntary, involuntary, by mutual agreement or as the result of a change in control. In case of a termination for cause, any deferred compensation and outstanding awards will be forfeited. There are no other contracts, agreements, or arrangements with the members of the Executive Board that provide for other types of payments or benefits in connection with termination of employment that are not generally available to other employees of the Group.

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
Other outstanding awards
As of December 31, 2022, the outstanding cash-based deferred compensation awards granted to certain Executive Board members in prior years comprised contingent capital awards, deferred cash awards and deferred short-term incentive cash awards (STI cash awards). The cumulative value of such cash-based awards at year-end was CHF 5 million. These amounts include the cash value of dividend equivalents related to unvested share awards at their respective grant dates and at December 31, 2022.
Minimum shareholding requirements
For 2022, the shareholding requirements were increased to provide greater alignment with shareholder interests. Given that the majority of the Executive Board members joined the Executive Board during 2022, only two of the eleven members fulfilled the minimum shareholding requirements as of December 31, 2022. This requirement is measured against the number of shares owned plus the number of unvested shares. The CEO and other Executive Board members are not permitted to sell shares until they have met the minimum shareholding requirements, except as necessary to fulfill taxation obligations on the respective shares awarded.
Executive Board holdings and values of deferred share-based awards by individual
end of	Number of owned shares	[1]	Number of unvested awards	[2]	Number of owned shares and unvested awards	Value (CHF) of unvested awards at grant date	[3]	Value (CHF) of unvested awards at year end	[4]
2022
Ulrich Körner	340,055		1,564		341,619	12,008		4,323
Markus Diethelm	–		–		–	–		–
Francesco De Ferrari	–		250,550		250,550	2,009,376		692,520
Christine Graeff	–		37,424		37,424	288,013		103,440
Joanne Hannaford	105,247		385,863		491,110	3,177,695		1,066,525
André Helfenstein	208,718		415,737		624,455	4,191,339		189,536
Dixit Joshi	–		–		–	–		–
Edwin Low	283,051		636,136		919,187	5,892,589		1,758,280
Francesca McDonagh	–		–		–	–		–
Nita Patel	6,569		89,202		95,771	739,646		246,554
David Wildermuth	83,541		309,905		393,446	2,451,675		856,577
Total	1,027,181		2,126,381		3,153,562	18,762,343		4,917,756
2021
Thomas P. Gottstein	343,933		865,241		1,209,174	10,346,761		5,044,803
Romeo Cerutti	419,333		339,027		758,360	4,074,902		2,033,172
André Helfenstein	89,962		516,222		606,184	5,574,001		3,215,381
Lydie Hudson	–		243,816		243,816	2,670,588		1,383,393
Ulrich Körner	246,487		–		246,487	–		–
Rafael Lopez Lorenzo	99,591		127,566		227,157	1,519,990		1,131,766
David R. Mathers	163,403		992,083		1,155,486	10,869,369		6,974,651
Christian Meissner	247		–		247	–		–
Joachim Oechslin	213,577		272,122		485,699	3,506,175		2,414,266
Antoinette Poschung	158,585		123,557		282,142	1,355,032		706,324
Helman Sitohang	471,033		805,946		1,276,979	9,665,696		4,811,141
James B. Walker	221,384		396,582		617,966	4,314,624		2,582,473
Philipp Wehle	76,739		549,634		626,373	6,208,945		3,511,812
Total	2,504,274		5,231,796		7,736,070	60,106,082		33,809,182
1 Includes shares that were initially granted as deferred compensation and have vested.
2
For 2022, includes unvested shares originating from LTI awards based on performance payout achieved at the end of the applicable three year performance period. For 2021, includes unvested shares originating from LTI opportunities calculated on the basis of maximum opportunity for awards that have not reached the end of their three-year performance period, given that the actual achievement level and associated number of unvested shares cannot be determined until the end of the performance period. For LTI awards that have reached the end of their three-year performance period, the number of unvested shares reflects the actual number of shares earned based on achievement of the performance target levels.

3 Determined based on the number of unvested awards multiplied by the share price at grant.
4
For 2022, includes the value of unvested LTI opportunities based on performance payout achieved at the end of the applicable three year performance period. For 2021, includes the value of unvested LTI opportunities. For LTI awards that have reached the end of their three-year performance period, the value is based on the actual number of shares eligible to vest. For LTI opportunities that have not reached the end of their three-year performance period, this is determined based on the number of shares at fair value at the time of grant, multiplied by the share price at the end of the year.

Executive Board outstanding deferred compensation awards
in / end		Total outstanding end of 2021	Granted in 2022	[1]	Paid out in 2022	Ex post explicit adjustments	Ex post implicit adjustments	Total outstanding end of 2022	% of which exposed to ex post explicit adjustments
Executive Board (CHF million) [2]
Contingent Capital Awards	Cash-based	3	0		(1)	–	(1)	2	100%
Cash awards [3]	Cash-based	–	5		(2)	–	0	3	100%
Share awards [4]	Share-based	3	11		(3)	–	(6)	4	100%
Performance share awards	Share-based	4	1		(2)	0	(2)	1	100%
Total		10	17		(7)	0	(9)	10	–
1 Included awards granted to Executive Board members with respect to their previous roles prior to joining the Executive Board.
2 Included Executive Board members who were in office on December 31, 2022.
3 Included the deferred cash portion of STI awards.
4 Included the outstanding 2020 LTI opportunity.
Executive Board loans (audited)
The majority of loans outstanding to Executive Board members are mortgages or loans against securities. Such loans are made on the same terms available to employees under the Group’s employee benefit plans. Pursuant to the AoA, each Executive Board member may be granted individual credit facilities or loans up to a maximum of CHF 20 million. As of December 31, 2022, 2021 and 2020, outstanding loans to Executive Board members amounted to CHF 6 million, CHF 18 million and CHF 13 million, respectively. The number of individuals with outstanding loans at the beginning and the end of 2022 was eight and four, respectively, and the highest loan outstanding was CHF 4 million to Mr. Körner.
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

Group
Compensation awarded to Material Risk Takers and Controllers
Total compensation awarded to MRTCs for 2022 was CHF 1,514 million (excluding the Transformation Award), of which 21% was in the form of variable incentive compensation, with 59% of the variable incentive compensation subject to malus.
Compensation awarded to Material Risk Takers and Controllers
	2022				2021
For	Non- deferred		Deferred	Total	Non- deferred		Deferred	Total
Fixed compensation (CHF million)
Total fixed compensation [1]	673		130	803	622		112	734
Variable incentive compensation (CHF million)
Cash awards	118	[2]	23	141	282	[2]	29	311
Share awards	14		167	181	41		58	99
Performance share awards	–		–	–	–		99	99
Contingent Capital Awards	–		–	–	–		37	37
Total variable incentive compensation	132		190	322	323		223	546
Other variable compensation (CHF million)
Cash severance	3		–	3	10		–	10
Retention awards	51		81	132	7		172	179
Strategic Delivery Plan	–		229	229	–		–	–
Other [3]	7	[4]	18	25	3	[4]	15	18
Total other variable compensation	61		328	389	20		187	207
Total compensation (CHF million)
Total compensation	866		648	1,514	965		522	1,487
of which guaranteed bonuses	1		2	3	2		2	4
Excluding Executive Board members who were in office on December 31, 2022 or 2021, respectively. Of the total compensation awarded to MRTCs for 2022 and 2021, 43% and 35%, respectively, was deferred. Of the total variable incentive compensation awarded to MRTCs for 2022 and 2021, 59% and 41%, respectively, was deferred.

1 The number of MRTCs receiving fixed compensation for 2022 and 2021 was 1,577 and 1,480, respectively.
2 Included upfront cash awards.
3 Included replacement awards to compensate employees for the equivalent fair value of deferred awards cancelled by previous employers as well as sign-on payments.
4 For 2022 and 2021, there were no sign-on payments paid to MRTCs.
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
Since 2017, the Group has been fulfilling its share delivery obligations by purchasing shares in the market. The Group maintained this practice during 2022. Following the 2021 Share Repurchase Program, the Board has decided not to cancel the 25,087,000 shares repurchased under the share buyback program by way of a capital reduction, and the intention is to use these shares exclusively for servicing employee share award plans. Otherwise, the Group will continue covering future share delivery obligations through market purchases.
Share-based awards outstanding
At the end of 2022, there were 253.9 million share-based awards outstanding, including 147.4 million share awards, 44.6 million performance share awards and 61.9 million SDP share awards.
> Refer to “Note 30 – Employee deferred compensation” in VI – Consolidated financial statements – Credit Suisse Group for further information.
Subsequent activity
In early 2023, the Group granted approximately 108.9 million new share awards with respect to performance in 2022.
In the first half of 2023, the Group plans to settle 63.8 million deferred awards from prior years, including 47.4 million share awards and 16.5 million performance share awards. The Group will continue to meet this delivery obligation through market purchases.
> Refer to “Share purchases” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management for more information.

Potential negative adjustments of legacy performance share awards
Performance share awards will no longer be used as a form of deferred compensation award for the 2022 performance year onwards. Outstanding performance share awards granted for prior years are subject to downward adjustments in the event of a divisional loss or a negative ROE of the Group, whichever results in a larger adjustment. The Compensation Committee has the discretion to exclude extraordinary items from the calculation of divisional losses or Group ROE as it deems appropriate. If the Group reports a negative ROE, the number of outstanding awards is reduced by the same percentage as the negative ROE. The amount of negative adjustment applied in the event of divisional loss is shown in the table below.
Negative adjustment if division incurs a loss
Division loss before taxes (in CHF billion)	Negative adjustment on award balance (in %)
1.00	15
2.00	30
3.00	45
4.00	60
5.00	75
6.00	90
6.67	100
> Refer to the “Compensation outcomes for 2022” in Group Compensation for further information.
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
The defined RTSR peer group used in the assessment of Executive Board performance includes Banco Santander, Bank of America, Barclays, BBVA, BNP Paribas, Citigroup, Deutsche Bank, Goldman Sachs, HSBC, ING Group, Intesa Sanpaolo, JPMorgan Chase, Julius Bär, Morgan Stanley, Nordea Bank, NatWest Group, Société Générale, Standard Chartered and UBS, companies chosen based on similarities in geographical coverage and scope of businesses.
For consideration of European and local practices, the Compensation Committee also references a cross-industry peer group of multinational companies headquartered in Europe selected on the basis of comparability to Credit Suisse in size, scale, global scope of operations and economic influence. In addition to the companies already listed previously and those included as part of the RTSR peer group, peers considered for Executive Board compensation include: ABN AMRO Bank, CaixaBank, Commerzbank, Credit Agricole, Danske Bank, KBC Group, Lloyds Banking Group, Skandinaviska Enskilda Banken AB and UniCredit.
Focus on risk and control
Risk and control considerations are an integral part of the performance assessment and compensation processes. This ensures that the Group’s approach to compensation includes a focus on risk and internal control matters and discourages excessive risk taking. Senior management from the Group’s corporate functions, including Risk, Compliance, General Counsel, People, Internal Audit and Product Control, provide the Compensation Committee with comprehensive feedback on regulatory, audit, disciplinary and risk-related issues, or trends across the Group, relevant to the assessment of the Group’s risk and control culture. Divisions are assessed against risk and conduct measures for the year, and the consolidated findings are presented to the Compensation Committee and the CEO. Based on these assessments, the Compensation Committee considers and approves adjustments to the divisional pool levels.
As approved by the Compensation Committee, Conduct Boards (CBs) have been established at the Group level, for the control functions overall, as well as within each business division. The CBs review disciplinary events and decide on disciplinary sanctions proposed by the recommendation teams, which include representatives from the control functions. As regards to the financial consequences of a disciplinary sanction, the Compensation Committee approves the application of malus for all Managing Directors reporting to an Executive Board member. The Group Conduct Board (GCB) meets regularly to ensure that sanctions applied are in line with the Group’s risk appetite, market practice and regulatory requirements.
Implemented in the fourth quarter of 2021, the Significant Events process is a formal and systematic event-driven approach for categorizing the most serious risk matters to ensure that a review of all employees in proximity is undertaken, including those accountable for the Significant Event. This process is incremental to the existing performance management and disciplinary processes, which continue to exist in parallel.
A Significant Event is defined as an event that results from an insufficient control, control failure or absence of control, or misconduct by employees, and the event meets one of the following criteria:
■ Had a significant financial impact (direct loss, provision or restatement) on CS Group of > CHF 50 million;

■ Had a significant impact on the reputation of CS Group, or any of its subsidiaries, or is very likely to have such an impact when information becomes public; or
■ Had a significant negative impact on the relationship of the Group, or any of its subsidiaries, with regulators (e.g., subjected to a significant investigation or other regulatory action) or with other key stakeholders (e.g., shareholders and other investors, as well as on outcomes for clients of Credit Suisse).
When an incident meets the Group-wide Significant Event criteria, the GCB approves the event for investigation under the Significant Events process. This is then confirmed by the Board Risk Committee. Group Reward (within the People function) have authority to suspend variable compensation payments to employees identified as being proximate to the event, pending completion of the investigation. The GCB reviews and approves proximity findings and compensation adjustment for all employees below Executive Board level. The Compensation Committee or Advisory Remuneration Committee, as applicable, have oversight over the GCB’s decisions. Adjustments may be made to variable compensation (related to the current performance year) or to prior year variable compensation by applying malus/clawback provisions.
Malus and clawback provisions
All deferred compensation awards granted contain malus provisions that enable the Group to reduce or cancel the awards prior to settlement if the participant engages in certain defined conduct. All variable incentive compensation granted to UK PRA MRTs and employees regulated by the Bank of Italy are subject to clawback. Other EU-regulated employees are also subject to clawback provisions as required by applicable legal or regulatory requirements. Malus and clawback provisions were enforced during 2022.
Covered Employees (including Material Risk Takers and Controllers)
Covered employees are subject to a heightened level of scrutiny over the alignment of their compensation with performance and risk considerations.

Board
Board shareholdings
The following table discloses the shareholdings of the Board members, their immediate family, and companies in which they have a controlling interest. As of December 31, 2022, 2021 and 2020, there were no Board members with outstanding options.
Board shareholdings by individual
end of	2022	2021
December 31 (shares) [1]
Axel Lehmann	568,066	108,220
Mirko Bianchi [2]	21,676	–
Iris Bohnet	201,502	115,182
Clare Brady	57,985	12,695
Christian Gellerstad	247,267	138,884
Keyu Jin [2]	24,559	–
Shan Li	117,064	49,062
Seraina Macia	190,728	105,035
Blythe Masters	57,918	12,027
Richard Meddings	156,811	58,403
Amanda Norton [2]	18,217	–
Ana Paula Pessoa	118,570	79,404
Total	1,780,363	678,912	[3]
1 Includes Group shares that are subject to a blocking period of up to four years; includes shareholdings of immediate family members.
2 Mirko Bianchi, Keyu Jin and Amanda Norton were newly elected at the 2022 AGM.
3
Excluded 335,902 shares held by António Horta-Osório, who stepped down as Chairman as of January 16, 2022; 71,465 shares held by Michael Klein, who stepped down as of October 27, 2022; and 422,140 shares held by Kai S. Nargolwala and 199,154 shares held by Severin Schwan, who both did not stand for re-election at the 2022 AGM.

Board loans
The majority of loans outstanding to members of the Board are mortgages or loans against securities. Such loans are made to Board members on the same terms available to third-party clients. Pursuant to the AoA, each member of the Board may be granted individual credit facilities or loans up to a maximum of CHF 20 million at market conditions. As of December 31, 2022, 2021 and 2020, outstanding loans to Board members amounted to CHF 4 million, CHF 7 million and CHF 4 million, respectively.
Board members with loans do not benefit from employee conditions, but are subject to conditions applied to clients with a comparable credit standing. Unless otherwise noted, all loans to Board members are made in the ordinary course of business and substantially on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons. Such loans do not involve more than the normal risk of collectability or present other unfavorable features. In addition to the loans listed below, the Group or any of its banking subsidiaries may enter into financing and other banking agreements with companies in which current Board members have a significant influence as defined by the SEC. Examples include holding executive and/or board level roles in these companies. Unless otherwise noted, loans extended by the Group to such companies are also made in the ordinary course of business and at prevailing market conditions. As of December 31, 2022, 2021 and 2020, there was no loan exposure to such related party companies that was not made in the ordinary course of business and at prevailing market conditions.
> Refer to “Banking relationships with Board and Executive Board members and related party transactions” in IV – Corporate Governance – Additional information for further information.
Board loans by individual (audited)
end of	2022	2021
December 31 (CHF)
Christian Gellerstad	3,418,350	3,456,750
Seraina Macia	928,000	936,000
Total	4,346,350	4,392,750	[1]
Includes loans to immediate family members and companies, in which the respective Board member has an ownership stake of 50% or higher.
1 Excluded a loan of CHF 2,477,554 held by António Horta-Osório, who stepped down from the Board as of January 16, 2022.
Former members of the Board (audited)
One former member of the Board is eligible to receive office infrastructure and secretarial support. These services are based on existing resources. No other additional fees, severance payments or other forms of compensation were paid to former members of the Board or related parties during 2022 and 2021.

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

Controls and procedures
Evaluation of disclosure controls and procedures
The Group has evaluated the effectiveness of its disclosure controls and procedures as of the end of the period covered by this report under the supervision and with the participation of management, including the Group Chief Executive Officer (CEO) and Chief Financial Officer (CFO), pursuant to Rule 13(a)-15(b) under the Securities Exchange Act of 1934 (the Exchange Act). The Group identified certain material weaknesses in internal control over financial reporting as of December 31, 2021 and, consequently, December 31, 2022, which are described below. As a result of these material weaknesses, the Group CEO and CFO have concluded that, as of December 31, 2022, the Group’s disclosure controls and procedures were not effective.
Notwithstanding the existence of these material weaknesses in internal control over financial reporting, the Group confirms that its consolidated financial statements in this Annual Report fairly present, in all material respects, the Group’s consolidated financial condition as of December 31, 2022 and 2021, and its consolidated results of operations and cash flows for the years ended December 31, 2022, 2021 and 2020, in conformity with US GAAP, as reflected in PricewaterhouseCoopers AG’s (PwC) report on those financial statements.
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
Management has made an evaluation and assessment of the Group’s internal control over financial reporting as of December 31, 2022 using the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in “Internal Control – Integrated Framework (2013)”. Based upon its review and evaluation, management, including the Group CEO and CFO, has concluded that, as of December 31, 2022, the Group’s internal control over financial reporting was not effective because of the material weaknesses described below. For the same reasons, management has also reassessed its conclusion as to the effectiveness of internal control over financial reporting as of December 31, 2021, and concluded that internal control over financial reporting was also not effective as of such date.
Management did not design and maintain an effective risk assessment process to identify and analyze the risk of material misstatements in its financial statements and did not design and maintain effective monitoring activities relating to (i) providing sufficient management oversight over the internal control evaluation process to support the company’s internal control objectives; (ii) involving appropriate and sufficient management resources to support the risk assessment and monitoring objectives; and (iii) assessing and communicating the severity of deficiencies in a timely manner to those parties responsible for taking corrective action. These material weaknesses contributed to an additional material weakness, as management did not design and maintain effective controls over the classification and presentation of the consolidated statement of cash flows. Specifically, certain control activities over the completeness and the classification and presentation of non-cash items in the consolidated statement of cash flows were not performed on a timely basis or at the appropriate level of precision. This material weakness resulted in the revisions contained in our previously issued consolidated financial statements for the three years ended December 31, 2021 as disclosed in the 2021 Annual Report. Additionally, each of these material weaknesses could result in further misstatements of account balances or disclosures that would result in a material misstatement to the annual consolidated financial statements that would not be prevented or detected.
PwC, the independent registered public accounting firm that audited the financial statements for the year ended December 31, 2022, included in this annual report, has issued an adverse opinion on the effectiveness of the Group’s internal control over financial reporting as of December 31, 2022.
Remediation plans
Management and the Group Audit Committee have worked continuously in recent years to improve the control environment surrounding financial reporting with increased investment and additional resources. Management is committed to maintaining a strong internal control environment and implementing measures designed to help ensure that the material weaknesses are remediated as soon as possible. Management is developing a remediation plan to address the material weaknesses referred to above, including strengthening the risk and control frameworks, and which will build on the significant attention that management has devoted to controls to date. Additionally, we will implement robust controls to ensure that all non-cash items are classified appropriately within the consolidated statement of cash flows.
Changes in internal control over financial reporting
Other than as described above, there were no changes in the Group’s internal control over financial reporting during the period covered by this report that have materially affected, or are reasonably likely to materially affect, the Group’s internal control over financial reporting.

Report of the Independent Registered Public Accounting Firm
PricewaterhouseCoopers AG, Zurich, Switzerland, PCAOB ID 1358
Report of Independent Registered Public Accounting Firm To the Board of Directors and shareholders of Credit Suisse Group AG Opinions on the Financial Statements and Internal Control over Financial Reporting We have audited the accompanying consolidated balance sheets of Credit Suisse Group AG and its subsidiaries (the “Group”) as of December 31, 2022 and 2021, and the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Group's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Group did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO because material weaknesses in internal control over financial reporting existed as of that date related to (i) the effectiveness of the risk assessment process to identify and analyze the risk of material misstatements in the Group’s financial statements, (ii) the effectiveness of monitoring activities relating to providing sufficient management oversight over the internal control evaluation process to support the Group’s internal control objectives, involving appropriate and sufficient management resources to support the risk assessment and monitoring objectives and assessing and communicating the severity of deficiencies in a timely manner to those parties responsible for taking corrective action and (iii) the effectiveness of controls over the completeness and the classification and presentation of non-cash items in the consolidated statements of cash flows. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses referred to above are described in the accompanying Management’s report on internal control over financial reporting. We considered these material weaknesses in determining the nature, timing, and extent of audit tests applied in our audit of the 2022 consolidated financial statements, and our opinion regarding the effectiveness of the Group’s internal control over financial reporting does not affect our opinion on those consolidated financial statements. The Group’s management and we previously concluded that the Group maintained effective internal control over financial reporting as of December 31, 2021. However, the Group’s management and we have subsequently determined that material weaknesses in internal control over financial reporting existed and accordingly concluded that internal control over financial reporting was not effective as of such date. Change in Accounting Principle As discussed in Note 2 and Note 20 to the consolidated financial statements, the Group changed the manner in which it accounts for credit losses on certain financial instruments in 2020. Basis for Opinions The Group's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in management’s report referred to above. Our responsibility is to express opinions on the Group’s consolidated financial statements and on the Group's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions. Definition and Limitations of Internal Control over Financial Reporting A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Critical Audit Matters The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate. Fair Value of Certain Level 3 Financial Instruments As described in Note 36 to the consolidated financial statements, the Group carried CHF 9,312 million of its assets and CHF 9,496 million of its liabilities measured at fair value on a recurring basis that are categorized as level 3 of the fair value hierarchy as of December 31, 2022. For these financial instruments, for which no prices are available and which have significant unobservable inputs, the determination of fair value may require the use of either industry standard models or internally developed proprietary models, as well as subjective assessment and judgment, depending on liquidity, pricing assumptions, the current economic and competitive environment and the risks affecting the specific instrument. The significant unobservable inputs used by management to determine the fair value of certain of these level 3 financial instruments included (i) correlation, (ii) market implied life expectancy, in years, (iii) UK mortality, (iv) price, (v) volatility, and (vi) credit spread. The principal considerations for our determination that performing procedures relating to the fair value of certain level 3 financial instruments is a critical audit matter are (i) the significant judgment by management in determining the fair value of these financial instruments, which in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence related to the fair value of these financial instruments, and (ii) the audit effort involved the use of professionals with specialized skill and knowledge. Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the fair value of financial instruments, including controls over the Group’s models, inputs, and data. These procedures also included, among others, for a sample of financial instruments, the involvement of professionals with specialized skill and knowledge to assist in (i) developing an independent estimate of fair value or (ii) testing management’s process to determine the fair value of these financial instruments. Developing an independent estimate involved (i) testing the completeness and accuracy of data provided by management, (ii) evaluating and utilizing management’s significant unobservable inputs or developing independent significant unobservable inputs, and (iii) comparing management’s estimate to the independently developed estimate of fair value. Testing management’s process to determine the fair value involved (i) evaluating the reasonableness of management’s significant unobservable inputs, (ii) evaluating the appropriateness of the techniques used, and (iii) testing the completeness and accuracy of data used by management to determine the fair value of these instruments. Allowance for Credit Losses on Certain Collectively Evaluated Corporate and Institutional Loans As described in Notes 1 and 20 to the consolidated financial statements, the Group’s allowance for credit losses on collectively evaluated corporate and institutional loans was CHF 432 million on corporate and institutional loans held at amortized cost of CHF 107,433 million as of December 31, 2022. The credit loss amounts were based on a forward-looking, lifetime current expected credit losses (“CECL”) model by incorporating reasonable and supportable forecasts of future economic conditions available at the reporting date. Expected credit losses were not solely derived from projections of macroeconomic factors. Model overlays based on expert judgment were also applied, considering historical loss experience and industry and counterparty reviews, and were primarily impacting certain corporate and institutional loans portfolios. The principal considerations for our determination that performing procedures relating to the allowance for credit losses on certain collectively evaluated corporate and institutional loans is a critical audit matter are (i) the significant judgment by management in evaluating model results and assessing the need for overlays to the CECL model output, (ii) the significant judgment and estimation by management in determining an appropriate methodology for the overlays applied, which both in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and in evaluating audit evidence obtained relating to the model results and the appropriateness of overlays to the CECL model output, and (iii) the audit effort involved the use of professionals with specialized skill and knowledge. Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s expected credit loss process, including controls over the Group’s models, data, and overlays. The procedures also included, among others, testing management’s process for estimating expected credit losses, which included (i) evaluating the appropriateness of the model methodologies used to determine the allowance for credit losses, (ii) testing the completeness and accuracy of data used in the estimate, and (iii) for a sample, evaluating the reasonableness of management’s model overlays. The procedures included the use of professionals with specialized skill and knowledge to assist in evaluating the appropriateness of model methodologies and assist in evaluating the audit evidence. Litigation provisions As described in Note 40 to the consolidated financial statements, the Group is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its businesses. The Group’s aggregate litigation provisions include estimates of losses, additional losses or ranges of loss for proceedings for which such losses are probable and can be reasonably estimated. As of December 31, 2022, the Group has recorded litigation provisions of CHF 1,172 million. Management’s estimate of the aggregate range of reasonably possible losses that are not covered by existing provisions for which management believes an estimate is possible is zero to CHF 1.2 billion. The principal considerations for our determination that performing procedures relating to the litigation provisions is a critical audit matter are the significant judgment by management when assessing the likelihood of a loss being incurred and when determining whether a reasonable estimate of the loss or ranges of loss for each claim can be made, which in turn led to a high degree of auditor judgment, subjectivity, and effort in evaluating management’s assessment of the litigation provisions and related disclosures. Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s estimation of the litigation provisions, including controls over determining whether a loss is probable and whether the amount of loss can be reasonably estimated, as well as controls over the related financial statement disclosures. These procedures also included, among others, obtaining and evaluating the letters of audit inquiry with internal and external legal counsel, targeted inquiries with external counsel, evaluating the reasonableness of management’s assessment regarding whether an unfavorable outcome is reasonably possible or probable and reasonably estimable, and evaluating the sufficiency of the Group’s litigation provisions and related disclosures. Goodwill Impairment Assessment of the Asset Management and Wealth Management Reporting Units As described in Note 21 to the consolidated financial statements, the Group’s goodwill balance was CHF 2,903 million as of December 31, 2022, which is allocated to the Group’s reporting units, and for which CHF 1,111 million was allocated to the Asset Management reporting unit and CHF 1,304 million was allocated to the Wealth Management reporting unit. Goodwill is reviewed for impairment on an annual basis as of December 31 and at any other time that events or circumstances indicate that the carrying value of goodwill may not be recoverable. In estimating the fair value of its reporting units, management applied a combination of the market approach and the income approach. In determining the estimated fair value, management relied upon its latest five-year financial plan which included significant management assumptions and estimates based on their view of current and future economic conditions and significant assumptions regarding the discount rate under the income approach as well as price to projected earnings and price to book value multiples (“multiples”) under the market approach. The principal considerations for our determination that performing procedures relating to the goodwill impairment assessment of the Asset Management and Wealth Management reporting units is a critical audit matter are (i) the significant judgment by management when developing the fair value measurement of the Asset Management and Wealth Management reporting units, (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions, specifically the five-year financial plan, discount rate and multiples, and (iii) the audit effort involved the use of professionals with specialized skill and knowledge. Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls over the valuation of the Asset Management and Wealth Management reporting units. These procedures also included, among others (i) testing management’s process for developing the fair value estimate of the Asset Management and Wealth Management reporting units and (ii) developing an independent estimate of fair value for these reporting units. Testing management’s process involved (i) evaluating the reasonableness of significant assumptions used by management, specifically the five-year financial plan, discount rate and multiples, (ii) evaluating the appropriateness of the methods used, and (iii) testing the completeness and accuracy of underlying data used in management’s model. Developing an independent estimate involved using alternative financial plans, as well as independent discount rate and multiples, and comparing management’s estimate to the independently developed estimate. Professionals with specialized skill and knowledge were used to assist in the evaluation of the management’s estimate and development of an independent estimate. /s/ PricewaterhouseCoopers AG Zurich, March 14, 2023 We have served as the Group’s auditor since 2020.

258-I

258-II

258-III

[this page intentionally left blank]
258-IV

Consolidated financial statements
Consolidated statements of operations
in	Note	2022	2021	2020
Consolidated statements of operations (CHF million)
Interest and dividend income	5	12,251	9,658	11,261
Interest expense	5	(6,910)	(3,847)	(5,313)
Net interest income	5	5,341	5,811	5,948
Commissions and fees	6	8,853	13,165	11,853
Trading revenues	7	(451)	2,431	3,295
Other revenues	8	1,178	1,289	1,293
Net revenues		14,921	22,696	22,389
Provision for credit losses	9	16	4,205	1,096
Compensation and benefits	10	8,813	8,963	9,890
General and administrative expenses	11	7,782	7,159	6,523
Commission expenses		1,012	1,243	1,256
Goodwill impairment	21	23	1,623	0
Restructuring expenses	12	533	103	157
Total other operating expenses		9,350	10,128	7,936
Total operating expenses		18,163	19,091	17,826
Income/(loss) before taxes		(3,258)	(600)	3,467
Income tax expense	29	4,048	1,026	801
Net income/(loss)		(7,306)	(1,626)	2,666
Net income/(loss) attributable to noncontrolling interests		(13)	24	(3)
Net income/(loss) attributable to shareholders		(7,293)	(1,650)	2,669
Earnings/(loss) per share (CHF)
Basic earnings/(loss) per share	13	(2.55)	(0.63)	1.02
Diluted earnings/(loss) per share	13	(2.55)	(0.63)	0.99
Consolidated statements of comprehensive income
in	2022	2021	2020
Comprehensive income/(loss) (CHF million)
Net income/(loss)	(7,306)	(1,626)	2,666
Gains/(losses) on cash flow hedges	(1,222)	(301)	178
Foreign currency translation	(287)	795	(3,065)
Unrealized gains/(losses) on securities	(26)	0	(17)
Actuarial gains/(losses)	64	1,022	(37)
Net prior service credit/(cost)	(153)	(91)	(148)
Gains/(losses) on liabilities related to credit risk	6,091	405	202
Other comprehensive income/(loss), net of tax	4,467	1,830	(2,887)
Comprehensive income/(loss)	(2,839)	204	(221)
Comprehensive income/(loss) attributable to noncontrolling interests	(22)	30	(9)
Comprehensive income/(loss) attributable to shareholders	(2,817)	174	(212)
The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated balance sheets
end of	Note	2022	2021
Assets (CHF million)
Cash and due from banks		68,478	164,818
of which reported at fair value		198	308
of which reported from consolidated VIEs		229	108
Interest-bearing deposits with banks		455	1,323
of which reported at fair value		14	0
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	15	58,798	103,906
of which reported at fair value		40,793	68,623
Securities received as collateral, at fair value		2,978	15,017
of which encumbered		2,220	8,455
Trading assets, at fair value	16	65,461	111,141
of which encumbered		21,874	30,092
of which reported from consolidated VIEs		2,588	1,822
Investment securities	17	1,718	1,005
of which reported at fair value		797	1,005
of which encumbered		1,248	516
Other investments	18	5,518	5,826
of which reported at fair value		3,730	4,094
of which reported from consolidated VIEs		781	1,015
Net loans	19	264,165	291,686
of which reported at fair value		7,358	10,243
of which encumbered		103	42
of which reported from consolidated VIEs		3,410	1,400
allowance for credit losses		(1,363)	(1,297)
Goodwill	21	2,903	2,917
Other intangible assets	22	458	276
of which reported at fair value		403	224
Brokerage receivables		13,818	16,687
allowance for credit losses		(4,081)	(4,186)
Other assets	23	46,608	41,231
of which reported at fair value		8,946	9,184
of which reported from consolidated VIEs		4,605	1,496
of which loans held-for-sale (amortized cost base)		8,378	588
allowance for credit losses - other assets held at amortized cost		(40)	(30)
Total assets		531,358	755,833
The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated balance sheets (continued)
end of	Note	2022	2021
Liabilities and equity (CHF million)
Due to banks	25	11,905	18,965
of which reported at fair value		490	477
Customer deposits	25	233,235	392,819
of which reported at fair value		2,464	3,700
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	15	20,280	35,274
of which reported at fair value		14,042	13,213
Obligation to return securities received as collateral, at fair value		2,978	15,017
Trading liabilities, at fair value	16	18,338	27,535
of which reported from consolidated VIEs		1,063	8
Short-term borrowings		12,414	19,393
of which reported at fair value		6,783	10,690
of which reported from consolidated VIEs		3,137	4,352
Long-term debt	26	157,235	166,896
of which reported at fair value		58,721	68,722
of which reported from consolidated VIEs		2,096	1,391
Brokerage payables		11,442	13,060
Other liabilities	23	18,200	22,644
of which reported at fair value		2,300	2,592
of which reported from consolidated VIEs		190	231
Total liabilities		486,027	711,603
Common shares		160	106
Additional paid-in capital		38,615	34,938
Retained earnings		23,632	31,064
Treasury shares, at cost		(428)	(828)
Accumulated other comprehensive income/(loss)	27	(16,850)	(21,326)
Total shareholders' equity		45,129	43,954
Noncontrolling interests		202	276
Total equity		45,331	44,230

Total liabilities and equity		531,358	755,833
> Refer to “Note 34 – Guarantees and commitments” and “Note 40 – Litigation” for information on commitments and contingencies.

end of	Note	2022	2021
Additional share information
Par value (CHF)		0.04	0.04
Authorized shares [1]		4,577,158,062	3,100,747,720
Common shares issued	27	4,002,158,062	2,650,747,720
Treasury shares	27	(60,907,981)	(81,063,211)
Shares outstanding	27	3,941,250,081	2,569,684,509
1 Includes issued shares and unissued shares (conditional, conversion and authorized capital).
The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated statements of changes in equity
	Attributable to shareholders
	Common shares	Additional paid-in capital		Retained earnings	Treasury shares, at cost	AOCI	Total share- holders' equity	Non- controlling interests	Total equity
2022 (CHF million)
Balance at beginning of period	106	34,938		31,064	(828)	(21,326)	43,954	276	44,230
Purchase of subsidiary shares from non- controlling interests, not changing ownership [1,2]	–	–		–	–	–	–	(64)	(64)
Sale of subsidiary shares to noncontrolling interests, not changing ownership [2]	–	–		–	–	–	–	79	79
Net income/(loss)	–	–		(7,293)	–	–	(7,293)	(13)	(7,306)
Total other comprehensive income/(loss), net of tax	–	–		–	–	4,476	4,476	(9)	4,467
Issuance of common shares	54	3,960		–	–	–	4,014	–	4,014
Sale/(repurchase) of treasury shares	–	(70)		–	(159)	–	(229)	–	(229)
Share-based compensation, net of tax	–	55		–	559	–	614	–	614
Financial instruments indexed to own shares	–	3		–	–	–	3	–	3
Dividends paid	–	(140)	[3]	(139)	–	–	(279)	(1)	(280)
Changes in scope of consolidation, net	–	–		–	–	–	–	(66)	(66)
Other	–	(131)		–	–	–	(131)	–	(131)
Balance at end of period	160	38,615		23,632	(428)	(16,850)	45,129	202	45,331
2021 (CHF million)
Balance at beginning of period	98	33,323		32,834	(428)	(23,150)	42,677	264	42,941
Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	–		–	–	–	–	(42)	(42)
Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–		–	–	–	–	27	27
Net income/(loss)	–	–		(1,650)	–	–	(1,650)	24	(1,626)
Total other comprehensive income/(loss), net of tax	–	–		–	–	1,824	1,824	6	1,830
Issuance of common shares	8	1,748		–	(1,756)	–	–	–	0
Conversion of mandatory convertible notes	–	–		–	1,756	–	1,756	–	1,756
Sale/(repurchase) of treasury shares	–	(22)		–	(1,035)	–	(1,057)	–	(1,057)
Share-based compensation, net of tax	–	54		–	635	–	689	–	689
Dividends paid	–	(136)		(120)	–	–	(256)	(1)	(257)
Changes in scope of consolidation, net	–	–		–	–	–	–	(2)	(2)
Other	–	(29)		–	–	–	(29)	–	(29)
Balance at end of period	106	34,938		31,064	(828)	(21,326)	43,954	276	44,230
1 Distributions to owners in funds include the return of original capital invested and any related dividends.
2 Transactions with and without ownership changes related to fund activity are all displayed under "not changing ownership".
3 Paid out of capital contribution reserves.
The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated statements of changes in equity (continued)
	Attributable to shareholders
	Common shares	Additional paid-in capital	Retained earnings	Treasury shares, at cost	AOCI	Total share- holders' equity	Non- controlling interests	Total equity
2020 (CHF million)
Balance at beginning of period	102	34,661	30,634	(1,484)	(20,269)	43,644	70	43,714
Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	–	–	–	–	–	(20)	(20)
Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–	–	–	–	–	19	19
Net income/(loss)	–	–	2,669	–	–	2,669	(3)	2,666
Cumulative effect of accounting changes, net of tax	–	–	(132)	–	–	(132)	–	(132)
Total other comprehensive income/(loss), net of tax	–	–	–	–	(2,881)	(2,881)	(6)	(2,887)
Cancellation of repurchased shares	(4)	(1,321)	–	1,325	–	–	–	–
Sale/(repurchase) of treasury shares	–	(35)	–	(854)	–	(889)	–	(889)
Share-based compensation, net of tax	–	377	–	585	–	962	–	962
Dividends paid	–	(379)	(337)	–	–	(716)	–	(716)
Changes in scope of consolidation	–	–	–	–	–	–	198	198
Other	–	20	–	–	–	20	6	26
Balance at end of period	98	33,323	32,834	(428)	(23,150)	42,677	264	42,941
The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated statements of cash flows
in	2022	2021	2020
Operating activities (CHF million)
Net income/(loss)	(7,306)	(1,626)	2,666
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities (CHF million)
Impairment, depreciation and amortization	1,737	3,041	1,356
Provision for credit losses	16	4,205	1,096
Deferred tax provision/(benefit)	3,810	225	434
Share-based compensation	779	922	1,152
Valuation adjustments relating to long-term debt	(15,050)	1,424	2,364
Share of net income/(loss) from equity method investments	(103)	(182)	(121)
Trading assets and liabilities, net	35,984	27,054	(8,090)
(Increase)/decrease in other assets	1,356	14,623	(7,829)
Increase/(decrease) in other liabilities	(7,380)	(12,537)	819
Other, net	(23)	(211)	122
Total adjustments	21,126	38,564	(8,697)
Net cash provided by/(used in) operating activities	13,820	36,938	(6,031)
Investing activities (CHF million)
(Increase)/decrease in interest-bearing deposits with banks	885	(7)	(519)
(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	38,854	(8,895)	19,289
Purchase of investment securities	(1,230)	(630)	(402)
Proceeds from sale of investment securities	44	0	629
Maturities of investment securities	229	184	184
Investments in subsidiaries and other investments	(286)	(2,049)	(210)
Proceeds from sale of other investments	510	616	678
(Increase)/decrease in loans	14,634	(3,710)	(8,029)
Proceeds from sales of loans	2,754	5,371	3,860
Capital expenditures for premises and equipment and other intangible assets	(1,438)	(1,419)	(1,188)
Proceeds from sale of premises and equipment and other intangible assets	0	3	45
Other, net	586	454	113
Net cash provided by/(used in) investing activities	55,542	(10,082)	14,450
The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated statements of cash flows (continued)
in	2022	2021	2020
Financing activities (CHF million)
Increase/(decrease) in due to banks and customer deposits	(166,585)	1,217	24,618
Increase/(decrease) in short-term borrowings	(7,587)	(337)	(5,246)
Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(7,487)	(2,996)	(1,534)
Issuances of long-term debt	64,153	56,552	58,009
Repayments of long-term debt	(49,644)	(52,965)	(42,768)
Issuances of common shares	3,924	0	0
Sale/(repurchase) of treasury shares	(229)	(1,057)	(889)
Dividends paid	(280)	(257)	(716)
Other, net	(148)	(204)	7
Net cash provided by/(used in) financing activities	(163,883)	(47)	31,481
Effect of exchange rate changes on cash and due from banks (CHF million)
Effect of exchange rate changes on cash and due from banks	(1,819)	(1,103)	(2,667)
Net increase/(decrease) in cash and due from banks (CHF million)
Net increase/(decrease) in cash and due from banks	(96,340)	25,706	37,233

Cash and due from banks at beginning of period [1]	164,818	139,112	101,879
Cash and due from banks at end of period [1]	68,478	164,818	139,112
1 Includes restricted cash.
Supplemental cash flow information
in	2022	2021	2020
Cash paid for income taxes and interest (CHF million)
Cash paid for income taxes	678	815	757
Cash paid for interest	7,835	5,703	8,376
> Refer to “Note 3 – Business developments, significant shareholders and subsequent events”, “Note 20 – Financial instruments measured at amortized cost and credit losses”, “Note 24 – Leases” and “Note 35 – Transfers of financial assets and variable interest entities” for information on non-cash transactions.
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
Certain accounting changes
As noted in our 2021 Annual Report, the Group identified an accounting issue that was not material to the prior period financial statements. The Group identified this accounting issue with respect to the net balance sheet treatment relating to the presentation of a limited population of certain securities lending and borrowing activities. As a result, balance sheet and cash flow positions for both assets and liabilities relating to these activities were presented on a gross basis and prior periods were revised in the consolidated financial statements and the related notes.
Beginning with the quarter ended June 30, 2022, the Group has presented these securities lending and borrowing transactions as a single unit of account and as a result these transactions will no longer be presented on a gross basis. The Group did not adjust prior period financial information, which continue to reflect a presentation on a gross basis.
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
Foreign currency translation
Transactions denominated in currencies other than the functional currency of the related entity are recorded by remeasuring them in the functional currency of the related entity using the foreign exchange (FX) rate on the date of the transaction. As of the dates of the consolidated balance sheets, monetary assets and liabilities are reported using the year-end spot foreign exchange rates. Foreign exchange rate differences are recorded in the consolidated statements of operations. Non-monetary assets and liabilities are recorded using the historic exchange rate.
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
Trading assets and liabilities
Trading assets and liabilities include debt securities, marketable equity instruments, derivative instruments, certain loans held in broker-dealer entities, commodities and precious metals. Items included in the trading portfolio are carried at fair value. Regular-way security transactions are recorded on a trade-date basis. Unrealized and realized gains and losses on trading positions are recorded in trading revenues.
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
Loans
Loans held at amortized cost
Loans which the Group intends to hold until maturity are carried at outstanding principal balances, net of the following items: unamortized premiums, discounts on purchased loans, deferred loan origination fees and direct loan origination costs on originated loans. Interest income is accrued on the unpaid principal balance and net deferred premiums/discounts and fees/costs are amortized as an adjustment to the loan yield over the term of the related loans.
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
Loans that are modified in a troubled debt restructuring are reported as restructured loans. Generally, a restructured loan would have been considered credit-impaired prior to the restructuring. Loans modified in a troubled debt restructuring are no longer considered credit-impaired in the years following the restructuring if the restructured loan carries an interest rate that is equal to or greater than the rate the Group was willing to accept at the time of the restructuring for a loan with comparable risk and the loan is not credit-impaired based on the terms specified by the restructuring agreement. For loans that have been restructured in a troubled debt restructuring, the applicable loan accounting depends on the loan classification. Loan restructurings may include the receipt of assets in satisfaction of the loan, the modification of loan terms (e.g., reduction of interest rates, extension of maturity dates at a stated interest rate lower than the current market rate for new loans with similar risk, or reduction in principal amounts and/or accrued interest balances) or a combination of both.
Potential problem loans are credit-impaired loans where contractual payments have been received according to schedule, but where doubt exists as to the collection of future contractual payments. Potential problem loans continue to accrue interest.
> Refer to “Note 19 – Loans” for further information.
Credit losses on financial instruments measured at amortized cost
The credit loss requirements apply to financial assets measured at amortized cost including loans held at amortized cost, net investments in leases as a lessor as well as off-balance sheet credit exposures, such as irrevocable loan commitments, and credit guarantees. The credit loss amounts are based on a forward-looking, lifetime CECL model by incorporating reasonable and supportable forecasts of future economic conditions available at the reporting date. The CECL amounts are estimated over the contractual term of the financial assets taking into account the effect of prepayments. This requires considerable judgment over how changes in macroeconomic factors as well as changes in forward-looking borrower-specific characteristics will affect the CECL amounts.
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
Goodwill and other intangible assets
Goodwill arises on the acquisition of subsidiaries or additional ownership of equity method investments. It is measured as the excess of the fair value of the consideration transferred, the fair value of any noncontrolling interest in the acquiree and the fair value of any previously held equity interest in the acquired subsidiary, over the net of the acquisition-date fair values of the identifiable assets acquired and the liabilities assumed. Goodwill is not amortized. Instead, it is tested for impairment annually, or more frequently if events or changes in circumstances indicate that goodwill may be impaired. Goodwill is allocated to the Group’s reporting units for the purposes of the impairment test.
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
Brokerage receivables and brokerage payables
The Group recognizes receivables and payables from transactions in financial instruments purchased from and sold to customers, banks and broker-dealers. The Group is exposed to risk of loss resulting from the inability of counterparties to pay for or deliver financial instruments purchased or sold, in which case the Group would have to sell or purchase, respectively, these financial instruments at prevailing market prices. To the extent an exchange or clearing organization acts as counterparty to a transaction, credit risk is generally considered to be limited. The Group establishes credit limits for each customer and requires them to maintain margin collateral in compliance with applicable regulatory and internal guidelines. In order to conduct trades with an exchange or a third-party bank, the Group is required to maintain a margin. This is usually in the form of cash and deposited in a separate margin account with the exchange or broker. Brokerage receivables are assessed for impairment applying the CECL model. Write-offs of brokerage receivables occur if the outstanding amounts are considered uncollectible.
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
Actuarial gains and losses in excess of 10% of the greater of the PBO or the market value of plan assets are amortized to net periodic pension and other post-retirement benefit costs on a straight-line basis over the expected average remaining service period of the active participants expected to receive benefits from the plan. If all or almost all of the participants are inactive, the amortization period is based on the average remaining life expectancy of the inactive participants. Prior service costs are amortized on a straight-line basis over the expected average remaining service period of the active participants expected to receive benefits from the plan immediately after the date the plan amendment is adopted. If all or almost all of the participants are inactive, the amortization period is based on the average remaining life expectancy of the inactive participants.
If the cost of settlements is above the threshold, the settlement gain or loss recognized in earnings is the actuarial net gain/loss transferred out of accumulated other comprehensive income. Where only a part of the PBO is settled, the amount recognized in earnings includes a proportionate share of the net actuarial gain/loss recognized in accumulated other comprehensive income equal to the percentage reduction of the PBO. The threshold is defined as the sum of the service cost and interest cost of that year.

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
2 Recently issued accounting standards
Recently adopted accounting standards
SAB 121 – Accounting for Digital Asset Custodial Relationships
In March 2022, the US Securities and Exchange Commission (SEC) published SEC Staff Accounting Bulletin (SAB) No. 121, “Accounting for Obligations to Safeguard Crypto-Assets an Entity Holds for Platform Users” (SAB 121). SAB 121 introduces interpretive guidance requiring the recognition of a liability and a corresponding asset to account for obligations to safeguard digital assets held for clients. SAB 121 requires additional disclosure of such custodial relationships in the interim and annual financial statements. The guidance within SAB 121 is effective for the interim and annual periods ending after June 15, 2022, with retrospective application to the beginning of the fiscal year.
The adoption of SAB 121 did not have a material impact on the Group’s financial position, results of operations or cash flows.
Standards to be adopted in future periods
ASC Topic 326 – Financial Instruments – Credit Losses
In March 2022, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2022-02, “Troubled Debt Restructurings and Vintage Disclosures” (ASU 2022-02), an update to ASC Topic 326 – Financial Instruments – Credit Losses. The amendments in ASU 2022-02 eliminate the accounting guidance for Troubled Debt Restructurings by creditors. The loan refinancing and restructuring guidance in ASC Topic 310 – Receivables will be applied to determine whether a modification results in a new loan or a continuation of an existing loan. The amendments enhance disclosure requirements for certain loan refinancings and restructurings when a borrower is experiencing financial difficulty and require disclosure of current period gross write-offs by year of origination for financing receivables and net investments in leases.
The amendments are effective for annual reporting periods beginning after December 15, 2022 and for the interim periods within those annual reporting periods. Early adoption is permitted, including in an interim period. The adoption of ASU 2022-02 on January 1, 2023, applying the modified retrospective approach did not have a material impact on the Group’s financial position, results of operations or cash flows.
ASC Topic 820 – Fair Value Measurement
In June 2022, the FASB issued ASU 2022-03, “Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions” (ASU 2022-03), an update to ASC Topic 820 – Fair Value Measurement. The amendments in ASU 2022-03 clarify that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The amendments clarify that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. The amendments require new disclosures related to equity securities subject to contractual sale restrictions, including the fair value of such equity securities, the nature and remaining duration of the corresponding restrictions and any circumstances that could cause a lapse in the restrictions.
The amendments are effective for annual reporting periods beginning after December 15, 2023 and for the interim periods within those annual reporting periods. Early adoption is permitted, including in an interim period. The Group is currently evaluating the impact of the adoption of ASU 2022-03 on the Group’s financial position, results of operations and cash flows.

3 Business developments, significant shareholders and subsequent events
Business developments
Strategic review
On October 27, 2022, Credit Suisse announced a series of decisive actions following a strategic review conducted by the Board of Directors and Executive Board, focused on a restructuring of the Investment Bank, an accelerated cost transformation, and strengthened and reallocated capital. The transformation is intended to be funded through divestments, exits, capital actions and existing resources. As the Group implements these actions, restructuring costs, including from asset impairments and liability valuations, are expected to arise in connection with business activities the Group plans to exit or transfer and their related infrastructure.
Effective January 1, 2023, reflecting the strategic announcement of October 27, 2022, the Group is organized into five divisions – Wealth Management, Swiss Bank, Asset Management and the Investment Bank, as well as a new Capital Release Unit (CRU). Beginning in the first quarter of 2023, the Group’s financial reporting will be presented accordingly. Core results include the results of the divisions and the Corporate Center and exclude the results of the CRU.
Capital increase
On November 23, 2022, Credit Suisse Group AG held an Extraordinary General Meeting, at which shareholders approved two capital increases. Credit Suisse Group AG completed the first capital increase on November 25, 2022 by way of a share placement of 462,041,884 newly issued shares to qualified investors resulting in gross proceeds of CHF 1.76 billion. Credit Suisse Group AG completed the second capital increase by way of a rights offering on December 9, 2022. By the end of the rights exercise period, 98.2% of the rights had been exercised for the issuance of 872,989,594 shares. The remaining 16,378,864 newly issued shares for which rights were not exercised were sold in the market. The rights offering resulted in gross proceeds of CHF 2.25 billion. The capital increases resulted in 1,351,410,342 newly issued shares and gross proceeds for Credit Suisse Group AG of CHF 4.0 billion. Credit Suisse Group AG made capital contributions of CHF 3.89 billion to its wholly owned subsidiary Credit Suisse AG.
Liquidity issues in the fourth quarter of 2022
As previously disclosed, during early fourth quarter of 2022, Credit Suisse began experiencing significantly higher withdrawals of cash deposits as well as non-renewal of maturing time deposits. However, as the quarter progressed, these outflows stabilized to much lower levels but had not yet reversed by year end, and customer deposits declined by CHF 138 billion in the fourth quarter of 2022. As is normal practice, the Group also limited its access to the capital markets in the period immediately preceding the Group’s strategy announcements on October 27, 2022.
Outflows in assets under management in the fourth quarter of 2022
As previously disclosed, Credit Suisse began experiencing deposit and net asset outflows in early fourth quarter of 2022 at levels that substantially exceeded the rates incurred in the third quarter of 2022. At the Group level, net asset outflows in the fourth quarter of 2022 were approximately 8% of assets under management as of the end of the third quarter of 2022, with approximately two-thirds of these net asset outflows in the quarter concentrated in October 2022.
> Refer to “Note 39 – Assets under management” for further information.
Sale of CS Trust business
On September 6, 2022, the Group signed separate agreements with The Bank of N.T. Butterfield & Son Limited (Butterfield) and Gasser Partner Trust reg. (Gasser Partner) for the sale of its global trust business (Credit Suisse Trust, CST). Under separate agreements, Butterfield will acquire CST’s businesses based in Guernsey, Singapore and The Bahamas, while Gasser Partner will acquire CST’s Liechtenstein business.
The transaction with Butterfield is expected to close in 2023 and is subject to customary conditions. The transfer of a majority of the trust structures in Liechtenstein occurred on February 28, 2023, with the expectation that a small number of remaining trust structures will transfer on a rolling basis in the first half of 2023. Upon completion of the transactions, Butterfield and Gasser Partner will take over the ongoing management and administration of most of the trust structures in the respective jurisdictions.
Allfunds Group
On October 21, 2022, the Group announced the successful completion of the offering of its entire shareholding in Allfunds Group plc (Allfunds Group), which represented approximately 8.6% of the share capital of Allfunds Group, through an accelerated bookbuild offering to institutional investors. Following the completion of this transaction, the Group no longer holds any shares in Allfunds Group.
Energy Infrastructure Partners
On October 21, 2022, the Group entered into an agreement with the managing partners of Energy Infrastructure Partners AG (EIP) to acquire the Group’s remaining 30% stake in EIP. Following the completion of this transaction, the Group no longer holds any shares in EIP.
Significant shareholders
Significant shareholders registered in the share register
The following table includes significant shareholders (including nominees) with holdings in Group shares of at least 5% of the voting rights, which were registered in the share register as of December 31, 2022 and 2021, respectively.

Significant shareholders registered in the share register
	2022			2021
end of	Number of shares (million)	Total nominal value (CHF million)	Share- holding (%)	Number of shares (million)	Total nominal value (CHF million)	Share- holding (%)
Direct shareholders [1]
Chase Nominees Ltd. [2]	433	17	10.83	304	12	11.48
Nortrust Nominees Ltd. [2]	217	9	5.43	197	8	7.42
The Bank of New York Mellon [2]	213	9	5.31	139	6	5.25
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
In a disclosure report that the Group published on November 17, 2021, the Group was notified that as of November 12, 2021, Qatar Holding LLC, a wholly owned subsidiary of Qatar Investment Authority, held 133.2 million shares, or 5.03% of the voting rights, of the registered Group shares issued as of the date of the notified transaction.
In a disclosure report that the Group published on December 10, 2022, the Group was notified that as of December 9, 2022, the Saudi National Bank held 395.5 million shares, or 9.88% of the voting rights, of the registered Group shares issued as of the date of the notified transaction.
In a disclosure report that the Group published on December 8, 2022, the Group was notified that as of November 29, 2022, Harris Associates L.P.’s holdings of registered Group shares had fallen below the 5% reporting threshold.
Subsequent events
Securitized Products Group
On November 15, 2022, Credit Suisse announced that it had entered into definitive transaction agreements to sell a significant part of its Securitized Products Group (SPG) to entities and funds managed by affiliates of Apollo Global Management. This transaction involves phased closings through the first half of 2023 and represents an important step towards a managed exit from the SPG business and to de-risk the bank. On February 7, 2023, the parties completed the first closing of such transaction and the majority of the assets and professionals associated with the transaction are now part of or managed by ATLAS SP Partners, a new standalone credit firm focused on asset-backed financing and capital markets solutions. On February 23, 2023, the parties completed the second closing of such transaction, with further assets transferred.
CS First Boston
On February 9, 2023, the Group announced the acquisition of The Klein Group LLC, the investment banking business as well as the registered broker-dealer of M. Klein & Company LLC (the seller). The purchase price is USD 175 million. To align interests with the Group, the seller will receive a convertible note and a warrant. The note will provide annual payments and convert into, and the warrant entitles the seller to subscribe to, CS First Boston shares at a qualified initial public offering (IPO) or other liquidity event, at the then-valuation of CS First Boston, less a customary discount. The principal amount of the convertible note is expected to be USD 100 million, with the balance being paid in cash dependent on taxes to be paid by the seller at closing. The net present value of the transaction to the Group is expected to be approximately USD 210 million, which also includes interest cost, annual payments on the note and other payments that may in the future become payable in respect of this transaction. The transaction is expected to close in the first half of 2023.
> Refer to “Note 21 – Goodwill” for further information.

4 Segment information
The Group is a global financial services company domiciled in Switzerland and, effective January 1, 2022 until December 31, 2022, was organized into four divisions – Wealth Management, Investment Bank, Swiss Bank and Asset Management. Prior periods were restated to conform to the current presentation.
> Refer to “Note 3 – Business developments, significant shareholders and subsequent events” for further information on the Group’s divisional organization effective January 1, 2023.
The segment information reflects the Group’s reportable segments and the Corporate Center, which are managed and reported on a pre-tax basis, as follows:
■ The Wealth Management division offers comprehensive wealth management and investment solutions and tailored financing and advisory services to UHNW and HNW individuals and external asset managers. We serve our clients through coverage areas addressing the geographies of Switzerland, Europe, Middle East and Africa, Asia Pacific and Latin America.
■ The Investment Bank division offers a broad range of financial products and services. Our suite of products and services includes global securities sales, trading and execution, capital raising and advisory services. Our clients include financial institutions, corporations, governments, sovereigns, UHNW and institutional investors, such as pension funds and hedge funds, financial sponsors and private individuals around the world.
■ The Swiss Bank division offers comprehensive advice and a wide range of financial solutions to private, corporate and institutional clients primarily domiciled in our home market of Switzerland. Our private clients business has a leading franchise in Switzerland, including HNW, affluent, retail and small business clients. In addition, we provide consumer finance services through our subsidiary BANK-now and the leading credit card brands through our investment in Swisscard AECS GmbH. Our corporate and institutional clients business serves large corporate clients, small and medium-sized enterprises, institutional clients, financial institutions and commodity traders.
■ The Asset Management division offers investment solutions and services globally to a broad range of clients, including pension funds, governments, foundations and endowments, corporations and individuals, with a strong presence in our Swiss home market. Backed by the Group’s global presence, Asset Management offers active and passive solutions in traditional investments as well as alternative investments.
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

Net revenues and income/(loss) before taxes
in	2022	2021	2020
Net revenues (CHF million)
Wealth Management	4,952	7,031	7,081
Investment Bank	4,607	9,908	10,153
Swiss Bank	4,093	4,316	4,212
Asset Management	1,294	1,508	1,140
Corporate Center	(25)	(67)	(197)
Net revenues	14,921	22,696	22,389
Income/(loss) before taxes (CHF million)
Wealth Management	(631)	2,307	2,053
Investment Bank	(3,116)	(3,473)	1,910
Swiss Bank	1,545	1,918	1,468
Asset Management	146	362	28
Corporate Center	(1,202)	(1,714)	(1,992)
Income/(loss) before taxes	(3,258)	(600)	3,467
Total assets
end of	2022	2021
Total assets (CHF million)
Wealth Management	150,411	201,326
Investment Bank	146,846	274,112
Swiss Bank	197,059	221,478
Asset Management	3,373	3,603
Corporate Center	33,669	55,314
Total assets	531,358	755,833
Net revenues and income/(loss) before taxes by geographical location
in	2022	2021	2020
Net revenues (CHF million)
Switzerland	5,436	7,285	7,719
EMEA	1,763	3,524	3,885
Americas	6,054	8,827	7,614
Asia Pacific	1,668	3,060	3,171
Net revenues	14,921	22,696	22,389
Income/(loss) before taxes (CHF million)
Switzerland	(988)	257	1,770
EMEA	(1,645)	(4,929)	(124)
Americas	664	3,781	1,577
Asia Pacific	(1,289)	291	244
Income/(loss) before taxes	(3,258)	(600)	3,467
The designation of net revenues and income/(loss) before taxes is based on the location of the office recording the transactions. This presentation does not reflect the way the Group is managed.
Total assets by geographical location
end of	2022	2021
Total assets (CHF million)
Switzerland	202,341	256,261
EMEA	94,425	163,659
Americas	181,221	249,656
Asia Pacific	53,371	86,257
Total assets	531,358	755,833
The designation of total assets by region is based upon customer domicile.

5 Net interest income
in	2022	2021	2020
Net interest income (CHF million)
Loans	5,887	5,049	5,733
Investment securities	14	1	3
Trading assets, net of trading liabilities [1]	2,539	2,838	3,158
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	2,135	1,172	1,596
Other	1,676	598	771
Interest and dividend income	12,251	9,658	11,261
Deposits	(1,746)	(159)	(1,113)
Short-term borrowings	(131)	(86)	(166)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(768)	(812)	(907)
Long-term debt	(3,590)	(2,518)	(2,753)
Other	(675)	(272)	(374)
Interest expense	(6,910)	(3,847)	(5,313)
Net interest income	5,341	5,811	5,948
1 Interest and dividend income is presented on a net basis to align with the presentation of trading revenues for trading assets and liabilities.
6 Commissions and fees
in	2022	2021	2020
Commissions and fees (CHF million)
Lending business	1,438	1,877	1,631
Investment and portfolio management	3,079	3,497	3,187
Other securities business	61	56	66
Fiduciary business	3,140	3,553	3,253
Underwriting	491	2,493	2,255
Brokerage	2,265	3,069	3,244
Underwriting and brokerage	2,756	5,562	5,499
Other services	1,519	2,173	1,470
Commissions and fees	8,853	13,165	11,853
7 Trading revenues
in	2022	2021	2020
Trading revenues (CHF million) [1]
Interest rate products	(1,374)	1,110	(1,068)
Foreign exchange products	529	1,138	2,587
Equity/index-related products	501	1,614	1,127
Credit products	540	(1,416)	482
Commodity and energy products	8	(6)	62
Other products	(655)	(9)	105
Trading revenues	(451)	2,431	3,295
Represents revenues on a product basis which are not representative of business results within segments, as segment results utilize financial instruments across various product types.
1 The classification of certain product types has been revised, prior periods have been reclassified to conform to the current presentation.
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
8 Other revenues
in	2022	2021	2020
Other revenues (CHF million)
Loans held-for-sale	(133)	(90)	(34)
Long-lived assets held-for-sale	374	232	26
Equity method investments	167	60	(254)
Other investments	(38)	253	769
Other	808	834	786
Other revenues	1,178	1,289	1,293
9 Provision for credit losses
in	2022		2021		2020
Provision for credit losses (CHF million)
Loans held at amortized cost	188		(23)		863
Other financial assets held at amortized cost	(132)	[1]	4,291	[1]	24
Off-balance sheet credit exposures	(40)		(63)		209
Provision for credit losses	16		4,205		1,096
1 Primarily reflected a provision/(release of provision) for credit losses of CHF (155) million and CHF 4,307 million in 2022 and 2021, respectively, related to Archegos.
10 Compensation and benefits
in	2022	2021	2020
Compensation and benefits (CHF million)
Salaries and variable compensation	7,274	7,533	8,401
Social security	605	622	653
Other [1]	934	808	836
Compensation and benefits	8,813	8,963	9,890
1
Included pension-related expenses of CHF 501 million, CHF 503 million and CHF 517 million in 2022, 2021 and 2020, respectively, related to service costs for defined benefit pension plans and employer contributions for defined contribution plans.

11 General and administrative expenses
in	2022	2021	2020
General and administrative expenses (CHF million)
Occupancy expenses	973	979	982
IT, machinery and equipment	1,964	1,549	1,428
Provisions and losses	1,581	1,491	1,261
Travel and entertainment	232	149	152
Professional services	2,143	1,996	1,546
Communication and market data services	539	520	512
Amortization and impairment of other intangible assets	4	8	8
Other [1]	346	467	634
General and administrative expenses	7,782	7,159	6,523
1
Included pension-related expenses/(credits) of CHF (187) million, CHF (166) million and CHF (159) million in 2022, 2021 and 2020, respectively, related to certain components of net periodic benefit costs for defined benefit plans.

12 Restructuring expenses
On October 27, 2022, the Group announced certain strategic actions following the comprehensive review conducted by the Board of Directors and the Executive Board, which include measures to reduce the Group’s cost base in 2025. The Group estimates restructuring expenses of approximately CHF 2.9 billion over a period from the fourth quarter of 2022 to 2024. The restructuring program announced in November 2021 closed at the end of September 2022. The restructuring program announced in July 2020 closed at the end of June 2021. The Group recorded restructuring expenses of CHF 533 million, CHF 103 million and CHF 157 million in 2022, 2021 and 2020, respectively. Restructuring expenses may include severance expenses, other personnel-related charges, pension expenses and contract termination costs.
Restructuring expenses by segment
in	2022	2021	2020
Restructuring expenses by segment (CHF million)
Wealth Management	109	19	41
Investment Bank	327	71	48
Swiss Bank	21	11	42
Asset Management	16	3	18
Corporate Center	60	(1)	8
Total restructuring expenses	533	103	157
Restructuring expenses by type
in	2022		2021	2020
Restructuring expenses by type (CHF million)
Compensation and benefits-related expenses	362		45	107
of which severance expenses	159		25	69
of which accelerated deferred compensation	194		20	38
General and administrative-related expenses	171		58	50
of which pension expenses	37		(11)	38
Total restructuring expenses	533	[1]	103	157
1 CHF 357 million related to the strategic actions announced on October 27, 2022.
Restructuring liabilities
	2022			2021				2020
in	Compen- sation and benefits	General and administrative expenses	Total	Compen- sation and benefits	General and administrative expenses	Total		Compen- sation and benefits	General and administrative expenses	Total
Restructuring liabilities (CHF million)
Balance at beginning of period	19	0	19	50	2	52		–	–	–
Net additional charges [1]	159	96	255	25	37	62		69	6	75
Reclassifications	–	–	–	(22)	(3)	(25)	[2]	–	–	–
Utilization	(56)	(96)	(152)	(34)	(36)	(70)		(19)	(4)	(23)
Balance at end of period	122	0	122	19	0	19		50	2	52
1
The following items for which expense accretion was accelerated in 2022, 2021 and 2020 due to the restructuring of the Group were not included in the restructuring liabilities: unsettled share-based compensation of CHF 95 million, CHF 13 million and CHF 27 million, respectively, which remained classified as a component of total shareholders' equity; other personnel-related charges of CHF 108 million, CHF 7 million and CHF 11 million, respectively, which remained classified as compensation liabilities; unsettled pension obligations of CHF 37 million, CHF (11) million and CHF 38 million, respectively, which remained classified as pension liabilities; and accelerated accumulated depreciation and impairment of CHF 38 million, CHF 32 million and CHF 6 million, respectively, which remained classified as premises and equipment. The settlement date for the unsettled share-based compensation remained unchanged at three years.

2 Reclassified within other liabilities.

13 Earnings per share
in	2022	2021	2020
Basic net income/(loss) attributable to shareholders (CHF million)
Net income/(loss) attributable to shareholders for basic earnings per share	(7,293)	(1,650)	2,669
Available for common shares	(7,293)	(1,650)	2,669
Diluted net income/(loss) attributable to shareholders (CHF million)
Net income/(loss) attributable to shareholders for diluted earnings per share	(7,293)	(1,650)	2,669
Available for common shares	(7,293)	(1,650)	2,669
Weighted-average shares outstanding (million)
For basic earnings per share available for common shares	2,862.0	2,627.6	2,624.1
Dilutive share options and warrants	0.0	0.0	1.8
Dilutive share awards	0.0	0.0	67.6
For diluted earnings per share available for common shares [1,2]	2,862.0	2,627.6	2,693.5
Weighted-average shares outstanding for basic/diluted earnings per share available for mandatory convertible notes	–	106.6	–
Earnings/(loss) per share available for common shares (CHF)
Basic earnings/(loss) per share available for common shares	(2.55)	(0.63)	1.02
Diluted earnings/(loss) per share available for common shares	(2.55)	(0.63)	0.99
Prior periods have been adjusted to reflect the increase in the number of shares outstanding as a result of the discount element in the 2022 rights issue, as required under US GAAP.
1
Weighted-average potential common shares related to instruments that were not dilutive for the respective periods (and therefore not included in the diluted earnings per share calculation above) but could potentially dilute earnings per share in the future were 11.3 million, 10.2 million and 6.2 million for 2022, 2021 and 2020, respectively.

2
Due to the net losses in 2022 and 2021, 4.6 million and 0.7 million, respectively, of weighted-average share options and warrants outstanding and 40.9 million and 76.5 million, respectively, of weighted-average share awards outstanding were excluded from the diluted earnings per share calculation, as the effect would be antidilutive.

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
Contracts with customers and disaggregation of revenues
in	2022	2021	2020
Contracts with customers (CHF million)
Investment and portfolio management	3,079	3,497	3,187
Other securities business	61	56	66
Underwriting	491	2,493	2,255
Brokerage	2,264	3,067	3,242
Other services	1,509	2,161	1,475
Total revenues from contracts with customers	7,404	11,274	10,225
The table above differs from “Note 6 – Commissions and fees” as it includes only those contracts with customers that are in scope of ASC Topic 606 – Revenue from Contracts with Customers.
Contract balances
end of	2022	2021
Contract balances (CHF million)
Contract receivables	687	865
Contract liabilities	54	55
Contract balances
in	4Q22	3Q22	2Q22	1Q22
Revenue recognized (CHF million)
Revenue recognized in the reporting period included in the contract liabilities balance at the beginning of period	8	11	10	14
The Group did not recognize any revenues in the reporting period from performance obligations satisfied in previous periods.
There were no material net impairment losses on contract receivables in 2022, 2021 or 2020. The Group did not recognize any contract assets during 2022, 2021 or 2020.
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

15 Securities borrowed, lent and subject to repurchase agreements
end of	2022	2021
Securities borrowed or purchased under agreements to resell (CHF million)
Central bank funds sold and securities purchased under resale agreements	42,256	65,017
Deposits paid for securities borrowed	16,542	38,889
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	58,798	103,906
Securities lent or sold under agreements to repurchase (CHF million)
Central bank funds purchased and securities sold under repurchase agreements	19,330	19,591
Deposits received for securities lent	950	15,683
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	20,280	35,274
Amounts shown after counterparty and cash collateral netting
Repurchase and reverse repurchase agreements represent collateralized financing transactions used to earn net interest income, increase liquidity or facilitate trading activity. These instruments are collateralized principally by government securities and corporate bonds and have terms ranging from overnight to a longer or unspecified period of time.
In the event of counterparty default, the reverse repurchase agreement or securities lending agreement provides the Group with the right to liquidate the collateral held. In the Group’s normal course of business, a significant portion of the collateral received that may be sold or repledged has been sold or repledged as of December 31, 2022 and 2021.
16 Trading assets and liabilities
end of	2022	2021
Trading assets (CHF million)
Debt securities	37,188	54,198
Equity securities	13,155	36,546
Derivative instruments [1]	11,101	17,559
Other	4,017	2,838
Trading assets	65,461	111,141
Trading liabilities (CHF million)
Short positions	9,168	16,689
Derivative instruments [1]	8,945	10,604
Other	225	242
Trading liabilities	18,338	27,535
1 Amounts shown after counterparty and cash collateral netting.
end of	2022	2021
Cash collateral on derivatives instruments – netted (CHF million) [1]
Cash collateral paid	11,924	17,869
Cash collateral received	8,754	12,056
Cash collateral on derivatives instruments – not netted (CHF million) [2]
Cash collateral paid	7,723	7,659
Cash collateral received	2,036	5,533
1 Recorded as cash collateral netting on derivative instruments in Note 28 – Offsetting of financial assets and financial liabilities.
2 Recorded as cash collateral on derivative instruments in Note 23 – Other assets and other liabilities.

17 Investment securities
end of	2022	2021
Investment securities (CHF million)
Debt securities held-to-maturity	921	0
Debt securities available-for-sale	797	1,005
Total investment securities	1,718	1,005
Investment securities by type
	2022						2021
end of	Amortized cost		Allowance for credit losses	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Allowance for credit losses	Gross unrealized gains	Gross unrealized losses	Fair value
Investment securities by type (CHF million)
Foreign governments	921		0	0	40	881	0	0	0	0	0
Debt securities held-to-maturity	921	[1]	0	0	40	881	0	0	0	0	0
Swiss federal, cantonal or local government entities	2		0	0	0	2	2	0	0	0	2
Corporate debt securities	951		0	0	156	795	1,011	0	0	8	1,003
Debt securities available-for-sale	953	[2]	0	0	156	797	1,013	0	0	8	1,005
1
Excluded accrued interest on debt securities held-to-maturity of CHF 10 million as of December 31, 2022, with no related allowance for credit losses. Accrued interest was reported in other assets in the consolidated balance sheet.

2 Excluded accrued interest on debt securities available-for-sale of CHF 1 million as of December 31, 2022. Accrued interest was reported in other assets in the consolidated balance sheet.
Gross unrealized losses on debt securities and the related fair value
	Less than 12 months		12 months or more		Total
end of	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
2022 (CHF million)
Corporate debt securities	374	58	404	98	778	156
Debt securities available-for-sale	374	58	404	98	778	156
2021 (CHF million)
Corporate debt securities	683	8	0	0	683	8
Debt securities available-for-sale	683	8	0	0	683	8
Unrealized losses on debt securities as of December 31, 2022 relate to twelve debt security positions held for liquidity purposes. The Group does not intend to sell these investments nor is it more likely than not that the Group will be required to sell these securities before the recovery of their amortized cost basis, which may be at maturity. Management determined that the unrealized losses on these debt securities were attributable to changes in market valuation driven by interest rate movements and not to credit-related factors. As a result, no impairment charges were recorded in the consolidated statements of operations.
> Refer to “Note 20 – Financial instruments measured at amortized cost and credit losses” for further information on debt securities held-to-maturity.
Proceeds from sales, realized gains and realized losses from debt securities available-for-sale
in	2022	2021	2020
Sales of debt securities available-for-sale (CHF million)
Proceeds from sales	44	0	629
Realized gains	0	0	42
Realized losses	(6)	0	0

Amortized cost, fair value and average yield of debt securities
	Debt securities held-to-maturity				Debt securities available-for-sale
end of	Amortized cost		Fair value	Average yield (in %)	Amortized cost		Fair value	Average yield (in %)
2022 (CHF million)
Due within 1 year	0		0	0.00	19		19	0.89
Due from 1 to 5 years	921		881	3.94	237		210	0.33
Due from 5 to 10 years	0		0	0.00	697		568	0.36
Total debt securities	921	[1]	881	3.94	953	[2]	797	0.36
1 Excluded accrued interest on debt securities held-to-maturity of CHF 10 million.
2 Excluded accrued interest on debt securities available-for-sale of CHF 1 million.
Allowance for credit losses on debt securities available-for-sale
A credit loss exists if there is a decline in fair value of the security below the amortized cost as a result of the non-collectability of the amounts due in accordance with the contractual terms.
An allowance for expected credit losses is recorded in the consolidated statement of operations in provision for credit losses and the non-credit-related losses are recorded in AOCI. Subsequent improvements in the estimated credit losses are recorded in the consolidated statement of operations as a reduction in provision for credit losses. A security is written off when a determination is made that the security is uncollectible. As of the end of 2022 and 2021, the Group had no allowance for credit losses on debt securities available-for-sale.
18 Other investments
end of	2022	2021
Other investments (CHF million)
Equity method investments	1,619	1,644
Equity securities (without a readily determinable fair value) [1]	3,213	3,317
of which at net asset value	73	54
of which at measurement alternative	368	347
of which at fair value	2,726	2,869
of which at cost less impairment	46	47
Real estate held-for-investment [2]	99	76
Life finance instruments [3]	587	789
Total other investments	5,518	5,826
1
Includes private equity, hedge funds and restricted stock investments as well as certain investments in non-marketable mutual funds for which the Group had neither significant influence nor control over the investee.

2
As of the end of 2022 and 2021, real estate held-for-investment included foreclosed or repossessed real estate of CHF 20 million and CHF 9 million, respectively, of which CHF 20 million and CHF 6 million, respectively, were related to residential real estate.

3 Includes single premium immediate annuity contracts.
Accumulated depreciation related to real estate held-for-investment amounted to CHF 28 million, CHF 32 million and CHF 35 million for 2022, 2021 and 2020, respectively.
No impairments were recorded on real estate held-for-investment in 2022 and 2021. An impairment of CHF 1 million was recorded on real estate held-for-investment in 2020.
Equity securities at measurement alternative
in / end of	2022	Cumulative	2021
Impairments and adjustments (CHF million)
Impairments and downward adjustments	(12)	(55)	(17)
Upward adjustments	9	147	1
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
Loans
end of	2022	2021
Loans (CHF million)
Mortgages	107,484	110,533
Loans collateralized by securities	37,639	51,253
Consumer finance	5,701	5,075
Consumer	150,824	166,861
Real estate	25,463	28,529
Commercial and industrial loans	62,057	69,129
Financial institutions	24,700	25,222
Governments and public institutions	2,555	3,323
Corporate & institutional	114,775	126,203
Gross loans	265,599	293,064
of which held at amortized cost	258,241	282,821
of which held at fair value	7,358	10,243
Net (unearned income)/deferred expenses	(71)	(81)
Allowance for credit losses	(1,363)	(1,297)
Net loans	264,165	291,686
Gross loans by location
Switzerland	163,800	167,957
Foreign	101,799	125,107
Gross loans	265,599	293,064
Impaired loans
Non-performing loans	1,614	1,666
Non-interest-earning loans	349	298
Non-accrual loans	1,963	1,964
Restructured loans	484	367
Potential problem loans	977	436
Other impaired loans	1,461	803
Gross impaired loans [1]	3,424	2,767
1
As of December 31, 2022 and 2021, CHF 130 million and CHF 130 million, respectively, were related to consumer mortgages secured by residential real estate for which formal foreclosure proceedings according to local requirements of the applicable jurisdiction were in process.

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
As of December 31, 2022, the Group had no purchased financial assets with more than insignificant credit deterioration since origination.
> Refer to “Note 1 – Summary of significant accounting policies” for further information on the accounting of financial assets and off-balance sheet credit exposure subject to the CECL accounting guidance.
Overview of financial instruments measured at amortized cost – by balance sheet position
	2022				2021
end of	Amortized cost basis	[1]	Allowance for credit losses	Net carrying value	Amortized cost basis	[1]	Allowance for credit losses	Net carrying value
CHF million
Cash and due from banks	68,280		0	68,280	164,510		0	164,510
Interest-bearing deposits with banks	441	[2]	0	441	1,323	[4]	0	1,323
Securities purchased under resale agreements and securities borrowing transactions	18,005	[2]	0	18,005	35,283	[4]	0	35,283
Debt securities held-to-maturity	921	[2]	0	921	0		0	0
Loans	258,170	[2,3]	(1,363)	256,807	282,740	[4,5]	(1,297)	281,443
Brokerage receivables	17,899		(4,081)	13,818	20,873	[4]	(4,186)	16,687
Other assets	23,487		(40)	23,447	14,175		(30)	14,145
Total	387,203		(5,484)	381,719	518,904		(5,513)	513,391
1 Net of unearned income/deferred expenses, as applicable.
2
Excluded accrued interest in the total amount of CHF 549 million, with no related allowance for credit losses. Of the accrued interest balance, CHF 1 million related to interest-bearing deposits with banks, CHF 4 million to securities purchased under resale agreements and securities borrowing transactions, CHF 10 million to debt securities held-to-maturity and CHF 534 million to loans. These accrued interest balances are reported in other assets.

3 Included interest of CHF 103 million on non-accrual loans which were reported as part of the loans' amortized cost balance.
4
Excluded accrued interest in the total amount of CHF 301 million, with no related allowance for credit losses. Of the accrued interest balance, CHF 1 million related to interest-bearing deposits with banks, CHF 1 million to securities purchased under resale agreements and securities borrowing transactions, CHF 295 million to loans and CHF 4 million to brokerage receivables. These accrued interest balances are reported in other assets.

5 Included interest of CHF 86 million on non-accrual loans which were reported as part of the loans' amortized cost balance.
Allowance for credit losses
Estimating expected credit losses – overview
The following key elements and processes of estimating expected credit losses apply to the Group’s major classes of financial assets held at amortized cost.
Expected credit losses on non-impaired credit exposures
Expected credit loss models for non-impaired credit exposures have three main inputs: (i) PD, (ii) LGD and (iii) EAD. These parameters are derived from internally developed statistical models which are based on historical data and leverage regulatory models under the advanced internal rating-based (A-IRB) approach. Expected credit loss models use forward-looking information to derive point-in-time estimates of forward-looking term structures.
PD estimates are based on statistical rating models and tailored to various categories of counterparties and exposures. These statistical rating models are based on internally and externally compiled data comprising both quantitative and qualitative factors. A migration of a counterparty or exposure between rating classes generally leads to a change in the estimate of the associated PD. Lifetime PDs are estimated considering the expected macroeconomic environment and the contractual maturities of exposures, adjusted for estimated prepayment rates where applicable. Internal credit ratings form a significant input to the model derived CECL PDs. For the majority of counterparties, internal credit ratings are determined via statistical rating models, which are developed under the A-IRB approach of the Basel framework. The models are tailored to the specific business of the respective obligor and are intended to reflect the risk of default over a one-year period of each counterparty. The Group has received approval from its primary regulator to use, and has fully implemented, the A-IRB approach.

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
The ability to forecast credit losses over the reasonable and supportable period is based on the ability to forecast economic activity over a reasonable and supportable time window. The Group’s macroeconomic and market variable forecasts for the CECL scenarios cover a five-year time horizon. For periods beyond that reasonable and supportable forecast period, the Group immediately reverts to average economic environment variables as model input factors. In the downside and upside scenarios, mean reversion to the base case projected paths will commence in year three, with full convergence occurring in years four and five for certain macroeconomic factors.
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
Current-period estimate of expected credit losses on non-impaired credit exposures
One of the most significant judgments involved in estimating the Group’s allowance for credit losses relates to the macroeconomic forecasts used to estimate credit losses over the forecast period, with modeled credit losses being driven primarily by a set of 37 MEFs. The key MEFs used in each of the macroeconomic scenarios for the calculation of the expected credit losses include, but are not limited to, GDP and industrial production growth rates. These MEFs are used in the portfolio- and region-specific CECL models and have been selected based on statistical criteria and expert judgment to explain expected credit losses. The table “Selected macroeconomic factors” includes the Group’s forecast of selected MEFs for 2023 and 2024, as estimated as of December 31, 2022. The comparative information includes the forecast of MEFs selected and estimated as of December 31, 2021.
As of December 31, 2022, the forecast macroeconomic scenarios were weighted 50% for the baseline, 40% for the downside and 10% for the upside scenario, unchanged compared to the scenario weightings applicable as of December 31, 2021. The MEFs included in the table represent the four-quarter average forecasts for 2023 and 2024 at the end of each reporting period. These MEFs forecasts are recalibrated on a monthly basis and certain CECL models consume data with a time lag or are influenced by statistical base effects from an earlier period. The quarterly series for China real GDP and world industrial production returned to pre-pandemic levels (i.e., the fourth quarter of 2019) in the second and third quarter of 2020, respectively, while the quarterly series for US real GDP returned to pre-pandemic levels in the first quarter of 2021. The quarterly series for Swiss nominal GDP and EU nominal GDP returned to pre-pandemic levels in the second quarter of 2021, based on the latest published statistical data available. The macroeconomic and market variable projections incorporate adjustments to reflect the impact of accelerated monetary policy tightening by the world’s major central banks in response to high inflation rates, the impact of Russia’s invasion of Ukraine on energy and food prices as well as the macroeconomic impact of the property sector slowdown in China. While GDP and industrial production growth rates are significant inputs to the forecast models, a range of other inputs are also incorporated for all three scenarios to provide projections for future economic and market conditions. Given the complex nature of the forecasting process, no single economic variable is viewed in isolation or independently of other inputs.
Selected macroeconomic factors
December 31, 2022	Forecast 2023	Forecast 2024
US real GDP growth rate (%)
Downside	(1.7)	0.5
Baseline	0.9	1.5
Upside	1.2	2.0
World industrial production (%)
Downside	(6.8)	0.4
Baseline	1.2	1.9
Upside	3.9	3.9
China real GDP growth rate (%)
Downside	(0.9)	2.1
Baseline	4.5	4.9
Upside	6.2	5.8
EU nominal GDP growth rate (%)
Downside	3.4	2.3
Baseline	5.2	4.1
Upside	5.5	3.8
Swiss nominal GDP growth rate (%)
Downside	0.0	1.0
Baseline	2.7	2.0
Upside	3.2	2.1
Forecasts represent the four-quarter average estimate of the respective macroeconomic factor as determined at the end of each reporting period.

Selected macroeconomic factors (continued)
December 31, 2021	Forecast 2022	Forecast 2023
Swiss real GDP growth rate (%)
Downside	(0.4)	0.3
Baseline	2.5	1.9
Upside	4.3	2.8
Eurozone real GDP growth rate (%)
Downside	(0.7)	1.4
Baseline	3.8	2.3
Upside	4.2	2.7
US real GDP growth rate (%)
Downside	0.1	1.4
Baseline	3.8	1.9
Upside	4.5	2.4
UK real GDP growth rate (%)
Downside	(0.9)	1.0
Baseline	5.0	3.3
Upside	7.8	3.9
World industrial production (%)
Downside	0.0	2.0
Baseline	3.0	3.0
Upside	4.4	3.7
Forecasts represent the four-quarter average estimate of the respective macroeconomic factor as determined at the end of each reporting period.
Expected credit losses are not solely derived from MEF projections. Model overlays based on expert judgment are also applied, considering historical loss experience and industry and counterparty reviews, and primarily impacting certain corporate and institutional loans portfolios. Such overlays are designed to address circumstances where in management’s judgment the CECL model outputs are overly sensitive to the effect of economic inputs that exhibit significant deviation from their long-term historical averages. Overlays may also be used to capture judgment on the economic uncertainty from global or regional developments with severe impacts on economies. The Group’s non-specific allowance for expected credit losses on balance sheet and off-balance sheet credit exposures as of December 31, 2022 decreased compared to December 31, 2021. Model overlays were recalibrated during the year to take into account updated input elements based on expert judgment which led to a release. This release of overlays was outweighing the impact of additional stress from macroeconomic factors observable during the year. Overlays continued to be closely aligned with the macroeconomic forecasts and associated scenario weightings.
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

Allowance for credit losses – loans held at amortized cost
	2022			2021			2020
	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total
Allowance for credit losses (CHF million)
Balance at beginning of period	357	940	1,297	318	1,218	1,536	241	808	1,049	[1]
Current-period provision for expected credit losses	55	184	239	78	(53)	25	191	709	900
of which methodology changes	0	0	0	0	(1)	(1)	0	(19)	(19)
of which provisions for interest [2]	22	29	51	25	23	48	22	15	37
Gross write-offs	(65)	(116)	(181)	(55)	(242)	(297)	(87)	(238)	(325)
Recoveries	12	3	15	9	5	14	8	5	13
Net write-offs	(53)	(113)	(166)	(46)	(237)	(283)	(79)	(233)	(312)
Foreign currency translation impact and other adjustments, net	0	(7)	(7)	7	12	19	(35)	(66)	(101)
Balance at end of period	359	1,004	1,363	357	940	1,297	318	1,218	1,536
of which individually evaluated	273	572	845	273	512	785	230	636	866
of which collectively evaluated	86	432	518	84	428	512	88	582	670
1
Included a net impact of CHF 103 million from the adoption of the new CECL guidance and the related election of the fair value option for certain loans on January 1, 2020, of which CHF 55 million was reflected in consumer loans and CHF 48 million in corporate & institutional loans.

2 Represents the current-period net provision for accrued interest on non-accrual loans and lease financing transactions which is recognized as a reversal of interest income.
Gross write-offs of CHF 181 million in 2022 compared to gross write-offs of CHF 297 million in 2021 and were primarily related to corporate & institutional loans in both years. In 2022, gross write-offs in corporate & institutional loans reflected the sale of a facility relating to a coal mining company and write-offs of a loan to a consulting services company, an exposure to a financial institution impacted by sanctions imposed in connection with Russia’s invasion of Ukraine and individual positions in small and medium-sized enterprises, Swiss large corporates and ship finance. Write-offs in consumer loans were mainly related to Swiss consumer finance loans and a European mortgage. In 2021, gross write-offs in corporate & institutional loans were mainly related to positions in commodity trade finance, ship finance, corporate lending, the sale of a real estate-related loan and a position in the US health care sector. Write-offs in consumer loans were mainly related to consumer finance.
Purchases, reclassifications and sales – loans held at amortized cost
	2022			2021			2020
in	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total
CHF million
Purchases [1]	17	4,603	4,620	22	4,361	4,383	45	2,756	2,801
Reclassifications from loans held-for-sale [2]	0	95	95	0	133	133	0	6	6
Reclassifications to loans held-for-sale [3]	0	9,516	9,516	0	4,780	4,780	18	2,007	2,025
Sales [3]	0	2,485	2,485	0	4,442	4,442	18	1,626	1,644
Reclassifications from loans held-for-sale and reclassifications to loans held-for-sale represent non-cash transactions.
1 Includes drawdowns under purchased loan commitments.
2 Reflects loans previously reclassified to held-for-sale that were not sold and were reclassified back to loans held at amortized cost.
3 All loans held at amortized cost which are sold are reclassified to loans held-for-sale on or prior to the date of the sale.

Debt securities held-to-maturity
In 2022, the Group purchased foreign government debt securities held-to-maturity amounting to CHF 971 million, all related to a portfolio of US Treasury securities.
The Group’s debt securities held-to-maturity with a carrying value of CHF 921 million as of December 31, 2022 represent a portfolio of US Treasury securities, all rated “AAA” based on the Group’s internal counterparty rating. US Treasury securities have a history of no credit losses and market price movements mainly reflect changes in market interest rates. Based on this history of no credit losses and the Group’s view of the current and forecasted economic environment, the Group expects the risk of non-payment for US Treasuries to be zero and does not have an allowance for credit losses for these securities. The credit quality of these securities is monitored on an ongoing basis and the Group’s zero-loss expectation is validated on at least a quarterly basis through the Group’s governance structure involving the Credit Risk and Treasury functions.
> Refer to “Note 17 – Investment securities” for further information.
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
Allowance for credit losses – other financial assets held at amortized cost
	2022	2021	2020
Allowance for credit losses (CHF million)
Balance at beginning of period	4,216	55	45
Current-period provision for expected credit losses	(132)	4,291	24
Gross write-offs	(8)	(9)	(12)
Recoveries	0	0	2
Net write-offs	(8)	(9)	(10)
Foreign currency translation impact and other adjustments, net	45	(121)	(4)
Balance at end of period	4,121	4,216	55
of which individually evaluated	4,099	4,202	17
of which collectively evaluated	22	14	38
The current-period provision for expected credit losses on other financial assets held at amortized cost included a release of CHF 155 million in 2022 and a provision of CHF 4,307 million in 2021 related to Archegos Capital Management (Archegos). As of December 31, 2022 and 2021, the allowance for credit losses on brokerage receivables of CHF 4,081 million and CHF 4,186 million, respectively, were primarily related to Archegos.
In 2022 and 2021, the Group purchased other financial assets held at amortized cost amounting to CHF 931 million and CHF 196 million, respectively, primarily related to mortgage servicing advances.

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
In addition to traditional credit exposure measurement, monitoring and management using current and potential future exposure metrics, Credit Risk performs counterparty and portfolio credit risk assessments of the impact of various internal stress test scenarios. Credit Risk assesses the impact to credit risk exposures arising from market movements in accordance with the scenario narrative, which can further support the identification of concentration or tail risks. The scenario suite includes historical scenarios as well as forward-looking scenarios which are used across the Risk function.
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
> Refer to “Expected credit losses on impaired credit exposures” for further information on credit monitoring.

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
Consumer loans held at amortized cost by internal counterparty rating
	2022				2021
	Investment grade	Non-investment grade			Investment grade	Non-investment grade
end of	AAA to BBB	BB to C	D	Total	AAA to BBB	BB to C	D	Total
CHF million
Mortgages
2022 / 2021	12,501	1,540	8	14,049	24,257	2,134	40	26,431
2021 / 2020	21,627	1,396	45	23,068	14,743	1,402	13	16,158
2020 / 2019	12,869	1,111	19	13,999	11,308	1,639	48	12,995
2019 / 2018	10,029	1,271	67	11,367	7,287	812	88	8,187
2018 / 2017	6,609	650	36	7,295	5,318	698	74	6,090
Prior years	34,525	1,931	210	36,666	36,790	2,359	317	39,466
Total term loans	98,160	7,899	385	106,444	99,703	9,044	580	109,327
Revolving loans	229	807	4	1,040	276	930	0	1,206
Total	98,389	8,706	389	107,484	99,979	9,974	580	110,533
Loans collateralized by securities
2022 / 2021	562	552	0	1,114	2,627	685	0	3,312
2021 / 2020	1,496	381	0	1,877	649	848	0	1,497
2020 / 2019	307	721	0	1,028	61	167	0	228
2019 / 2018	35	143	0	178	32	26	106	164
2018 / 2017	16	25	0	41	55	19	0	74
Prior years	803	188	0	991	804	681	0	1,485
Total term loans	3,219	2,010	0	5,229	4,228	2,426	106	6,760
Revolving loans [1]	30,023	2,124	263	32,410	41,275	3,063	155	44,493
Total	33,242	4,134	263	37,639	45,503	5,489	261	51,253
Consumer finance
2022 / 2021	2,135	1,005	8	3,148	1,688	823	5	2,516
2021 / 2020	650	334	15	999	538	288	15	841
2020 / 2019	307	200	15	522	285	234	19	538
2019 / 2018	120	183	18	321	98	169	18	285
2018 / 2017	26	87	15	128	21	75	13	109
Prior years	14	80	44	138	13	76	43	132
Total term loans	3,252	1,889	115	5,256	2,643	1,665	113	4,421
Revolving loans	318	42	69	429	348	21	90	459
Total	3,570	1,931	184	5,685	2,991	1,686	203	4,880
Consumer – total
2022 / 2021	15,198	3,097	16	18,311	28,572	3,642	45	32,259
2021 / 2020	23,773	2,111	60	25,944	15,930	2,538	28	18,496
2020 / 2019	13,483	2,032	34	15,549	11,654	2,040	67	13,761
2019 / 2018	10,184	1,597	85	11,866	7,417	1,007	212	8,636
2018 / 2017	6,651	762	51	7,464	5,394	792	87	6,273
Prior years	35,342	2,199	254	37,795	37,607	3,116	360	41,083
Total term loans	104,631	11,798	500	116,929	106,574	13,135	799	120,508
Revolving loans	30,570	2,973	336	33,879	41,899	4,014	245	46,158
Total	135,201	14,771	836	150,808	148,473	17,149	1,044	166,666
1 Lombard loans are generally classified as revolving loans.

Corporate & institutional loans held at amortized cost by internal counterparty rating
	2022				2021
	Investment grade	Non-investment grade			Investment grade	Non-investment grade
end of	AAA to BBB	BB to C	D	Total	AAA to BBB	BB to C	D	Total
CHF million
Real estate
2022 / 2021	3,601	2,499	5	6,105	9,568	4,682	2	14,252
2021 / 2020	7,001	2,441	0	9,442	3,709	1,355	5	5,069
2020 / 2019	3,071	855	4	3,930	1,849	706	2	2,557
2019 / 2018	959	297	56	1,312	925	340	1	1,266
2018 / 2017	698	219	1	918	475	101	0	576
Prior years	2,109	217	24	2,350	2,469	376	30	2,875
Total term loans	17,439	6,528	90	24,057	18,995	7,560	40	26,595
Revolving loans	694	281	125	1,100	778	297	135	1,210
Total	18,133	6,809	215	25,157	19,773	7,857	175	27,805
Commercial and industrial loans
2022 / 2021	7,858	11,181	263	19,302	8,284	11,985	136	20,405
2021 / 2020	3,576	4,204	212	7,992	3,242	4,468	62	7,772
2020 / 2019	1,810	2,251	178	4,239	2,110	3,903	105	6,118
2019 / 2018	1,566	2,359	130	4,055	1,003	2,256	177	3,436
2018 / 2017	742	1,343	161	2,246	697	937	60	1,694
Prior years	1,619	2,355	214	4,188	2,013	2,848	90	4,951
Total term loans	17,171	23,693	1,158	42,022	17,349	26,397	630	44,376
Revolving loans	10,277	6,799	278	17,354	13,941	7,458	372	21,771
Total	27,448	30,492	1,436	59,376	31,290	33,855	1,002	66,147
Financial institutions
2022 / 2021	4,482	1,026	90	5,598	6,360	2,012	51	8,423
2021 / 2020	2,850	856	0	3,706	2,081	201	30	2,312
2020 / 2019	1,034	67	0	1,101	660	127	1	788
2019 / 2018	602	7	0	609	522	151	1	674
2018 / 2017	521	2	1	524	87	19	0	106
Prior years	(940)	71	1	(868)	499	85	1	585
Total term loans	8,549	2,029	92	10,670	10,209	2,595	84	12,888
Revolving loans	10,111	822	110	11,043	7,542	485	1	8,028
Total	18,660	2,851	202	21,713	17,751	3,080	85	20,916
Governments and public institutions
2022 / 2021	147	22	0	169	521	26	0	547
2021 / 2020	458	35	0	493	157	114	0	271
2020 / 2019	126	40	0	166	94	19	19	132
2019 / 2018	97	1	10	108	46	11	0	57
2018 / 2017	55	0	0	55	28	0	0	28
Prior years	171	15	1	187	199	21	0	220
Total term loans	1,054	113	11	1,178	1,045	191	19	1,255
Revolving loans	9	0	0	9	32	0	0	32
Total	1,063	113	11	1,187	1,077	191	19	1,287
Corporate & institutional – total
2022 / 2021	16,088	14,728	358	31,174	24,733	18,705	189	43,627
2021 / 2020	13,885	7,536	212	21,633	9,189	6,138	97	15,424
2020 / 2019	6,041	3,213	182	9,436	4,713	4,755	127	9,595
2019 / 2018	3,224	2,664	196	6,084	2,496	2,758	179	5,433
2018 / 2017	2,016	1,564	163	3,743	1,287	1,057	60	2,404
Prior years	2,959	2,658	240	5,857	5,180	3,330	121	8,631
Total term loans	44,213	32,363	1,351	77,927	47,598	36,743	773	85,114
Revolving loans	21,091	7,902	513	29,506	22,293	8,240	508	31,041
Total	65,304	40,265	1,864	107,433	69,891	44,983	1,281	116,155

Total loans held at amortized cost by internal counterparty rating
	2022					2021
	Investment grade	Non-investment grade				Investment grade	Non-investment grade
end of	AAA to BBB	BB to C	D	Total		AAA to BBB	BB to C	D	Total
CHF million
Loans held at amortized cost – total
2022 / 2021	31,286	17,825	374	49,485		53,305	22,347	234	75,886
2021 / 2020	37,658	9,647	272	47,577		25,119	8,676	125	33,920
2020 / 2019	19,524	5,245	216	24,985		16,367	6,795	194	23,356
2019 / 2018	13,408	4,261	281	17,950		9,913	3,765	391	14,069
2018 / 2017	8,667	2,326	214	11,207		6,681	1,849	147	8,677
Prior years	38,301	4,857	494	43,652		42,787	6,446	481	49,714
Total term loans	148,844	44,161	1,851	194,856		154,172	49,878	1,572	205,622
Revolving loans	51,661	10,875	849	63,385		64,192	12,254	753	77,199
Total	200,505	55,036	2,700	258,241	[1]	218,364	62,132	2,325	282,821	[1]
1 Excluded accrued interest on loans held at amortized cost of CHF 534 million and CHF 295 million as of December 31, 2022 and 2021, respectively.
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
Other financial assets held at amortized cost by internal counterparty rating
	2022				2021
	Investment grade	Non-investment grade			Investment grade	Non-investment grade
end of	AAA to BBB	BB to C	D	Total	AAA to BBB	BB to C	D	Total
CHF million
Other financial assets held at amortized cost
2022 / 2021	0	0	0	0	0	5	0	5
2021 / 2020	0	7	0	7	0	0	0	0
2020 / 2019	0	0	0	0	0	0	0	0
2019 / 2018	0	0	0	0	0	63	0	63
2018 / 2017	0	47	0	47	0	2	0	2
Prior years	0	0	0	0	0	2	0	2
Total term positions	0	54	0	54	0	72	0	72
Revolving positions	0	1,711	0	1,711	0	970	0	970
Total	0	1,765	0	1,765	0	1,042	0	1,042
Includes primarily mortgage servicing advances and failed purchases.

Past due financial assets
Generally, a financial asset is deemed past due if the principal and/or interest payment has not been received on its due date.
Loans held at amortized cost – past due
	Current	Past due
end of		Up to 30 days	31–60 days	61–90 days	More than 90 days	Total	Total
2022 (CHF million)
Mortgages	107,033	66	43	8	334	451	107,484
Loans collateralized by securities	37,308	43	4	3	281	331	37,639
Consumer finance	5,147	248	82	63	145	538	5,685
Consumer	149,488	357	129	74	760	1,320	150,808
Real estate	24,946	35	49	0	127	211	25,157
Commercial and industrial loans	58,267	320	42	24	723	1,109	59,376
Financial institutions	21,482	72	0	0	159	231	21,713
Governments and public institutions	1,171	5	0	0	11	16	1,187
Corporate & institutional	105,866	432	91	24	1,020	1,567	107,433
Total loans held at amortized cost	255,354	789	220	98	1,780	2,887	258,241	[1]
2021 (CHF million)
Mortgages	109,877	123	73	61	399	656	110,533
Loans collateralized by securities	51,069	42	0	0	142	184	51,253
Consumer finance	4,449	144	70	60	157	431	4,880
Consumer	165,395	309	143	121	698	1,271	166,666
Real estate	27,628	6	4	0	167	177	27,805
Commercial and industrial loans	65,327	166	13	12	629	820	66,147
Financial institutions	20,807	60	7	1	41	109	20,916
Governments and public institutions	1,252	16	0	0	19	35	1,287
Corporate & institutional	115,014	248	24	13	856	1,141	116,155
Total loans held at amortized cost	280,409	557	167	134	1,554	2,412	282,821	[1]
1 Excluded accrued interest on loans held at amortized cost of CHF 534 million and CHF 295 million as of December 31, 2022 and 2021, respectively.
As of December 31, 2022 and 2021, the Group did not have any loans that were more than 90 days past due and still accruing interest. Also, the Group did not have any debt securities held-to-maturity or other financial assets held at amortized cost that were past due.
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
For loans held at amortized cost, non-accrual loans are comprised of non-performing loans and non-interest-earning loans.

Non-accrual loans held at amortized cost
	2022				2021
	Amortized cost of non-accrual assets at beginning of period	Amortized cost of non-accrual assets at end of period	Interest income recognized	Amortized cost of non-accrual assets with no specific allowance at end of period	Amortized cost of non-accrual assets at beginning of period	Amortized cost of non-accrual assets at end of period	Interest income recognized	Amortized cost of non-accrual assets with no specific allowance at end of period
CHF million
Mortgages	572	383	4	64	418	572	2	111
Loans collateralized by securities	262	283	4	2	105	262	8	2
Consumer finance	205	188	3	8	201	205	3	1
Consumer	1,039	854	11	74	724	1,039	13	114
Real estate	167	127	1	1	324	167	6	0
Commercial and industrial loans	698	812	9	30	925	698	11	96
Financial institutions	41	159	7	0	68	41	0	0
Governments and public institutions	19	11	1	0	0	19	0	0
Corporate & institutional	925	1,109	18	31	1,317	925	17	96
Total loans held at amortized cost	1,964	1,963	29	105	2,041	1,964	30	210
In the Group’s recovery management function covering the Investment Bank and parts of Wealth Management, once the credit provision is greater than 90% of the loan’s notional amount, a position may be written down to its net carrying value in the subsequent quarter if all recovery options are exhausted. In the Group’s recovery management functions for the Swiss Bank and the remaining parts of Wealth Management, write-offs are made based on an individual counterparty assessment. An evaluation is performed on the need for write-offs on impaired loans individually and on an ongoing basis if it is likely that parts of a loan or the entire loan will not be recoverable. Write-offs of residual loan balances are executed once available debt enforcement procedures are exhausted or, in certain cases, upon a restructuring.
Collateral-dependent financial assets
The Group’s collateral-dependent financial assets are managed by a global recovery management function which is divisionally aligned to cover the Investment Bank, Wealth Management and the Swiss Bank.
Collateral-dependent financial assets managed by the recovery management function covering the Investment Bank and parts of Wealth Management mainly include mortgages (including aircraft mortgages), revolving corporate loans, securities borrowing, trade finance exposures and lombard loans. For mortgages, property, aircraft, guarantees and life insurance policies are the main collateral types. For revolving corporate loans, collateral includes mainly cash, inventory, oil and gas reserves and receivables. Securities borrowing exposures are mainly secured by pledged shares, bonds, investment fund units and money market instruments. Trade finance exposures are secured by cash and guarantees. For lombard loans, the Group holds collateral in the form of pledged shares, bonds, investment fund units and money market instruments as well as cash and life insurance policies. The overall collateral coverage ratio increased from 92% as of December 31, 2021 to 94% as of December 31, 2022, mainly driven by newly impaired highly collateralized securitization exposures relating to aircraft companies.
Collateral-dependent financial assets managed by the recovery management function for the remaining parts of Wealth Management mainly include ship finance exposures, commercial loans, lombard loans, residential mortgages as well as aviation and yacht finance exposures. Ship finance exposures are collateralized by vessel mortgages, corporate guarantees, insurance assignments as well as cash balances, securities deposits or other assets held with the Group. Collateral held against commercial loans include primarily guarantees issued by export credit agencies, other guarantees, private risk insurance, asset pledges and assets held with the Group (e.g., cash, securities deposits and others). Lombard loans are collateralized by pledged financial assets mainly in the form of cash, shares, bonds, investment fund units and money market instruments as well as life insurance policies and bank guarantees. Residential mortgages are secured by mortgage notes on residential real estate, life insurance policies as well as cash balances, securities deposits or other assets held with the Group. Aviation and yacht finance exposures are collateralized by aircraft mortgages of business jets and vessel mortgages on yachts, respectively, as well as corporate and/or personal guarantees, cash balances, securities deposits or other assets held with the Group. Collateral-dependent loans increased in 2022, mainly driven by increases in export finance, yacht finance and aviation finance, partially offset by a decrease in lombard loans. The overall collateral coverage increased from 87% as of December 31, 2021 to 92% as of December 31, 2022, mainly driven by increases in higher collateralized exposures.

Collateral-dependent financial assets managed by the recovery management function for Swiss Bank mainly include residential mortgages and commercial mortgages. Collateral held against residential mortgages includes mainly mortgage notes on residential real estate, pledged capital awards in retirement plans and life insurance policies. For commercial mortgages, collateral held includes primarily mortgage notes on commercial real estate and cash balances, securities deposits or other assets held with the Group. The overall collateral coverage ratio in relation to the collateral-dependent financial assets increased from 86% as of December 31, 2021 to 88% as of December 31, 2022 for residential and commercial mortgages, mainly reflecting portfolio replacements with higher collateralized exposures as well as write-offs related to lower collateralized exposures.
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
> Refer to “Allowance for credit losses” for further information on methodology, scenarios and MEFs used to estimate expected credit losses.
Troubled debt restructurings and modifications
Restructured financing receivables held at amortized cost
	2022			2021			2020
in	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification
CHF million, except where indicated
Loans collateralized by securities	0	0	0	1	33	25	3	165	165
Real estate	1	102	82	1	2	2	0	0	0
Commercial and industrial loans	15	204	182	18	402	394	17	127	95
Financial institutions	0	0	0	1	44	44	0	0	0
Total loans	16	306	264	21	481	465	20	292	260
Restructured financing receivables held at amortized cost that defaulted within 12 months from restructuring
	2022		2021		2020
in	Number of contracts	Recorded investment	Number of contracts	Recorded investment	Number of contracts	Recorded investment
CHF million, except where indicated
Loans collateralized by securities	0	0	3	156	0	0
Commercial and industrial loans	0	0	1	14	4	13
Total loans	0	0	4	170	4	13
In 2022, the loan modifications of the Group mainly included extended loan repayment terms, including postponed loan amortizations and extended maturity dates, interest rate concessions, a waiver of interest, a reduction of a loan commitment, a subordination of loans and changes in collateral coverage terms.

As of December 31, 2022 and 2021, the Group did not have any commitments to lend additional funds to debtors whose loan terms had been modified in troubled debt restructurings.
In March 2020, US federal banking regulators issued the “Interagency Statement on Loan Modifications and Reporting for Financial Institutions Working with Customers Affected by the Coronavirus (Revised)” (Interagency Statement). According to the Interagency Statement, short-term modifications made on a good faith basis in response to the COVID-19 crisis to borrowers that were otherwise current prior to the relief being granted would not be considered to be troubled debt restructurings. This includes short-term modifications such as payment deferrals, fee waivers, repayment term extensions or payment delays that are insignificant. The Interagency Statement was developed in consultation with the FASB and the Group applied this guidance until December 31, 2022. The Group had granted short-term modifications to certain borrowers due to the COVID-19 crisis in the form of deferrals of capital and interest payments that were within the scope of this guidance and the loans subject to those deferrals were not reported as troubled debt restructurings in restructured loans.
21 Goodwill
2022	Wealth Management	Investment Bank	Swiss Bank	Asset Management	Credit Suisse Group	[1]
Gross amount of goodwill (CHF million)
Balance at beginning of period	1,323	5,502	487	1,107	8,431
Foreign currency translation impact	4	0	1	4	9
Other	(23)	23	0	0	0
Balance at end of period	1,304	5,525	488	1,111	8,440
Accumulated impairment (CHF million)
Balance at beginning of period	0	5,502	0	0	5,514
Impairment losses	0	23	0	0	23
Balance at end of period	0	5,525	0	0	5,537
Net book value (CHF million)
Net book value	1,304	0	488	1,111	2,903
2021
Gross amount of goodwill (CHF million)
Balance at beginning of period	1,299	5,459	479	1,068	8,317
Foreign currency translation impact	27	43	8	39	117
Other	(3)	0	0	0	(3)
Balance at end of period	1,323	5,502	487	1,107	8,431
Accumulated impairment (CHF million)
Balance at beginning of period	0	3,879	0	0	3,891
Impairment losses	0	1,623	0	0	1,623
Balance at end of period	0	5,502	0	0	5,514
Net book value (CHF million)
Net book value	1,323	0	487	1,107	2,917
1
Gross amount of goodwill and accumulated impairment included CHF 12 million related to legacy business transferred to the former Strategic Resolution Unit in 4Q15 and fully written off at the time of transfer, in addition to the divisions disclosed.

In accordance with US GAAP, the Group continually assesses whether or not there has been a triggering event requiring a review of goodwill.
Subsequent to the creation of the new segment structure, effective January 1, 2022, a portion of the Wealth Management business was transferred to the Investment Bank in the second quarter of 2022. Goodwill is reallocated between reporting units on a relative fair value basis. The Group concluded that the goodwill transferred to the Investment Bank reporting unit of CHF 23 million was fully impaired.
The announcement on October 27, 2022 of the strategy and organizational changes as well as adverse market and economic conditions represent triggering events for the third quarter of 2022 for goodwill impairment testing purposes, and under US GAAP, goodwill has to be tested for impairment both before and immediately after a reorganization of reporting units. The review of the Group’s five-year financial plan to reflect the announced strategy was finalized in the fourth quarter of 2022.
The Group concluded that the estimated fair value for all of the reporting units with goodwill exceeded their related carrying values and no further impairment was necessary as of December 31, 2022.
The fair values of the Asset Management and Wealth Management reporting units both exceeded their related carrying values by less than 10%. During the fourth quarter of 2022, Credit Suisse experienced a significant level of deposit and assets under management outflows. The goodwill allocated to these reporting units became more sensitive to an impairment due to these outflows and subdued client activity. There is a significant risk of a future goodwill impairment for these reporting units if their future performances do not achieve the financial projections contained within the five-year financial plan.
As a result of the announced strategy and organizational changes, the Private Fund Group business in the Asset Management reporting unit was transferred to the Investment Bank reporting unit effective January 1, 2023, resulting in an initial transfer of approximately CHF 30 million of goodwill between the reporting units. The Group expects a full impairment in the first quarter of 2023 of the goodwill transferred to the Investment Bank.
As a result of the previously announced acquisition of The Klein Group LLC that is expected to close in the first half of 2023, the Investment Bank will initially recognize a goodwill balance of approximately CHF 60 million, which it expects to fully impair upon the closing of the acquisition.
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
In estimating the fair value of its reporting units, the Group applied a combination of the market approach and the income approach. Under the market approach, consideration is given to price to projected earnings multiples and price to book value multiples for similarly traded companies and prices paid in recent transactions that have occurred in its industry or in related industries. Under the income approach, a discount rate is applied that reflects the risk and uncertainty related to the reporting unit’s projected cash flows, which were determined from the Group’s financial plan.
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

22 Other intangible assets
	2022			2021
end of	Gross carrying amount	Accumu- lated amorti- zation	Net carrying amount	Gross carrying amount	Accumu- lated amorti- zation	Net carrying amount
Other intangible assets (CHF million)
Trade names/trademarks	25	(25)	0	25	(25)	0
Client relationships	29	(9)	20	31	(7)	24
Other	5	(3)	2	5	(3)	2
Total amortizing other intangible assets	59	(37)	22	61	(35)	26
Non-amortizing other intangible assets	436	–	436	250	–	250
of which mortgage servicing rights, at fair value	403	–	403	224	–	224
Total other intangible assets	495	(37)	458	311	(35)	276
Additional information
in	2022	2021	2020
Aggregate amortization and impairment (CHF million)
Aggregate amortization	4	8	6
Impairment	0	0	2
Estimated amortization
Estimated amortization (CHF million)
2023	3
2024	3
2025	2
2026	2
2027	2

23 Other assets and other liabilities
end of	2022	2021
Other assets (CHF million)
Cash collateral on derivative instruments	7,723	7,659
Cash collateral on non-derivative transactions	647	395
Derivative instruments used for hedging [1]	0	212
Assets held-for-sale	16,112	8,020
of which loans [2]	16,090	7,924
allowance for loans held-for-sale	(101)	(44)
of which real estate [3]	22	94
of which long-lived assets	0	2
Premises and equipment, net and right-of-use assets	6,929	7,305
Assets held for separate accounts	64	98
Interest and fees receivable	2,583	2,884
Deferred tax assets	305	3,707
Prepaid expenses	927	509
of which cloud computing arrangement implementation costs	72	52
Failed purchases	801	1,307
Defined benefit pension and post-retirement plan assets	4,117	4,215
Other	6,400	4,920
of which digital asset safeguarding assets	102	–
Other assets	46,608	41,231
1 Amounts shown after counterparty and cash collateral netting.
2 Included as of December 31, 2022 and 2021 were CHF 458 million and CHF 391 million, respectively, in restricted loans, which represented collateral on secured borrowings.
3
As of December 31, 2022 and 2021, real estate held-for-sale included foreclosed or repossessed real estate of CHF 21 million and CHF 8 million, respectively, of which CHF 21 million and CHF 8 million, respectively, were related to residential real estate.

end of	2022	2021
Other liabilities (CHF million)
Cash collateral on derivative instruments	2,036	5,533
Cash collateral on non-derivative transactions	431	528
Derivative instruments used for hedging [1]	154	10
Operating leases liabilities	2,419	2,591
Provisions	1,552	1,925
of which expected credit losses on off-balance sheet credit exposure	217	257
Restructuring liabilities	122	19
Liabilities held for separate accounts	64	98
Interest and fees payable	3,839	3,969
Current tax liabilities	537	685
Deferred tax liabilities	1,378	754
Failed sales	1,471	1,736
Defined benefit pension and post-retirement plan liabilities	269	353
Other	3,928	4,443
of which digital asset safeguarding liabilities	102	–
Other liabilities	18,200	22,644
Premises, equipment and right-of-use assets
end of	2022	2021
Premises and equipment (CHF million)
Buildings and improvements	859	1,107
Land	215	241
Leasehold improvements	1,601	1,722
Software	8,809	8,146
Equipment	1,831	1,806
Premises and equipment	13,315	13,022
Accumulated depreciation	(8,717)	(8,129)
Total premises and equipment, net	4,598	4,893
Right-of-use assets (CHF million)
Right-of-use assets-operating leases	2,331	2,412
Total premises and equipment, net and right-of-use assets	6,929	7,305
Depreciation, amortization and impairment
in	2022	2021	2020
CHF million
Depreciation on premises and equipment	1,129	1,020	964
Impairment on premises and equipment	265	21	10
Amortization and impairment on right-of-use assets	304	361	331
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
The Group has entered into leases for real estate, equipment and vehicles.
Certain equipment and real estate have subsequently been subleased. Sublease income is recognized in other revenues.
Lease costs
end of	2022	2021	2020
Lease costs (CHF million)
Operating lease costs	340	357	369
Variable lease costs	46	52	50
Sublease income	(52)	(57)	(71)
Net lease costs	334	352	348
From time to time, the Group enters into sale-leaseback transactions in which an asset is sold and immediately leased back. If specific criteria are met, the asset is derecognized from the balance sheet and an operating lease is recognized.
During 2022, the Group entered into 12 sale-leaseback transactions with lease terms ranging from 5 to 10 years. During 2021, the Group entered into 13 sale-leaseback transactions with lease terms ranging from 3 to 10 years. During 2020, the Group entered into one sale-leaseback transaction with a lease term of one year.
Other information
end of	2022	2021	2020
Other information (CHF million)
Gains/(losses) on sale and leaseback transactions	336	225	15
Cash paid for amounts included in the measurement of operating lease liabilities recorded in operating cash flows	(402)	(399)	(403)
Right-of-use assets obtained in exchange of new operating lease liabilities [1]	165	107	32
Changes to right-of-use assets due to lease modifications for operating leases	68	29	32
1 Represents non-cash transactions and includes right-of-use assets relating to changes in classification of scope of variable interest entities.
The weighted average remaining lease terms and discount rates are based on all outstanding operating leases as well as their respective lease terms and remaining lease obligations.
Weighted average remaining lease term and discount rate
end of	2022	2021
Operating leases
Remaining lease term (years)	10.5	11.1
Discount rate (%)	2.7	2.6
The following table reflects the undiscounted cash flows from leases for the next five years and thereafter, based on the expected lease term.
Maturities relating to operating lease arrangements
end of	2022	2021
Maturity (CHF million)
Due within 1 year	372	374
Due between 1 and 2 years	318	339
Due between 2 and 3 years	293	293
Due between 3 and 4 years	276	293
Due between 4 and 5 years	241	255
Thereafter	1,284	1,450
Operating lease obligations	2,784	3,004
Future interest payable	(365)	(413)
Operating lease liabilities	2,419	2,591
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
As of December 31, 2022 and 2021, the Group had approximately CHF 1.3 billion and CHF 1.1 billion, respectively, of residual value guarantees associated with lessor arrangements.
The Group’s risk of loss relating to the residual value of leased assets is mitigated through contractual arrangements with manufactures or suppliers. Leased assets are also monitored through projections of the residual values at lease origination and periodic reviews of residual values.

Net investments
	2022		2021
end of	Sales- type leases	Direct financing leases	Sales- type leases	Direct financing leases
Net investments (CHF million)
Lease receivables	1,324	2,473	1,107	2,395
Unguaranteed residual values	129	25	119	80
Valuation allowances	(10)	(20)	(7)	(18)
Total net investments	1,443	2,478	1,219	2,457
Maturities relating to lessor arrangements
	2022			2021
end of	Sales- type leases	Direct financing leases	Operating leases	Sales- type leases	Direct financing leases	Operating leases
Maturity (CHF million)
Due within 1 year	550	738	43	467	727	46
Due between 1 and 2 years	317	694	43	263	641	43
Due between 2 and 3 years	224	627	40	179	583	42
Due between 3 and 4 years	149	460	38	113	458	40
Due between 4 and 5 years	88	115	29	62	125	37
Thereafter	93	19	22	83	31	34
Total	1,421	2,653	215	1,167	2,565	242
Future interest receivable	(97)	(180)	–	(60)	(170)	–
Lease receivables	1,324	2,473	–	1,107	2,395	–
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
Lease income
end of	2022	2021	2020
Lease income (CHF million)
Interest income on sales-type leases	33	25	19
Interest income on direct financing leases	70	68	74
Lease income from operating leases	67	76	93
Variable lease income	3	1	0
Total lease income	173	170	186
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

25 Deposits
	2022				2021
end of	Switzer- land	Foreign	Total		Switzer- land	Foreign	Total
Deposits (CHF million)
Non-interest-bearing demand deposits	2,589	1,462	4,051		2,703	2,556	5,259
Interest-bearing demand deposits	102,202	16,150	118,352		152,993	47,200	200,193
Savings deposits	42,437	1,459	43,896		60,027	8,474	68,501
Time deposits	18,467	60,374	78,841	[1]	35,602	102,229	137,831	[1]
Total deposits	165,695	79,445	245,140	[2]	251,325	160,459	411,784	[2]
of which due to banks	–	–	11,905		–	–	18,965
of which customer deposits	–	–	233,235		–	–	392,819
The designation of deposits in Switzerland versus foreign deposits is based upon the location of the office where the deposit is recorded.
1
Included uninsured time deposits of CHF 74,736 million and CHF 128,526 million as of December 31, 2022 and 2021, respectively, which were in excess of any country-specific insurance limit or which are not covered by an insurance regime.

2 Not included as of December 31, 2022 and 2021 were CHF 55 million and CHF 86 million, respectively, of overdrawn deposits reclassified as loans.
26 Long-term debt
end of	2022	2021
Long-term debt (CHF million)
Senior	140,572	141,402
Subordinated	14,567	24,103
Non-recourse liabilities from consolidated VIEs	2,096	1,391
Long-term debt	157,235	166,896
of which reported at fair value	58,721	68,722
of which structured notes	38,925	43,126
end of	2022	2021
Structured notes by product (CHF million)
Equity	21,437	28,681
Fixed income	14,407	11,678
Credit	2,815	2,363
Other	266	404
Total structured notes	38,925	43,126
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

Long-term debt by maturities
end of			2023			2024				2025			2026			2027				Thereafter	Total
Group parent company (CHF million)
Senior debt
Fixed rate			2,849			1,192				6,420			8,029			2,270				25,860	46,620
Variable rate			1,001			803				0			1,485			1,476				0	4,765
Interest rate (range in %) [1]	1.0	–	5.5	3.5	–	6.0		1.3	–	3.8	2.1	–	6.4	0.9	–	7.0		0.6	–	9.0	–
Subordinated debt
Fixed rate			3,496			2,464				1,504			1,153			2,221				1,270	12,108
Interest rates (range in %) [1]	3.9	–	7.5	3.5	–	6.3		3.0	–	7.3			6.4	5.3	–	9.8		4.5	–	5.1	–
Subtotal – Group parent company			7,346			4,459				7,924			10,667			5,967				27,130	63,493
Subsidiaries (CHF million)
Senior debt
Fixed rate			4,396			6,516				6,574			5,264			2,237				13,608	38,595
Variable rate			13,297			11,451				7,171			3,961			4,010				10,702	50,592
Interest rates (range in %) [1]	0.0	–	2.2	0.0	–	4.8		0.0	–	7.3	0.0	–	3.3	0.0	–	5.0		0.0	–	7.3	–
Subordinated debt
Fixed rate			2,201			21				15			37			14				171	2,459
Interest rates (range in %) [1]			6.5			6.9				5.9			6.4			5.8				8.5	–
Non-recourse liabilities from consolidated VIEs
Fixed rate			804			0				219			0			0				0	1,023
Variable rate			110			9	[2]			127			0			41	[2]			786	1,073
Interest rates (range in %) [1]	2.3	–	6.6			–				1.9			–			–		0.0	–	10.4	–
Subtotal – Subsidiaries			20,808			17,997				14,106			9,262			6,302				25,267	93,742
Total long-term debt			28,154			22,456				22,030			19,929			12,269				52,397	157,235
of which structured notes			9,380			7,860				5,241			2,893			3,076				10,475	38,925
The maturity of perpetual debt was based on the earliest callable date. The maturity of all other debt is based on contractual maturity and includes certain structured notes that have mandatory early redemption features based on stipulated movements in markets or the occurrence of a market event. Within this population there are approximately CHF 0.8 billion of such notes with a contractual maturity of greater than one year that have an observable likelihood of redemption occurring within one year based on a modelling assessment.

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
The Bank maintains a euro medium-term note program that allows the Bank to issue senior debt securities.
The Bank maintains a JPY 500 billion Samurai shelf registration statement that allows the Bank to issue, from time to time, senior and subordinated debt securities.

27 Accumulated other comprehensive income and additional share information
Accumulated other comprehensive income
	Gains/ (losses) on cash flow hedges	Cumulative translation adjustments	Unrealized gains/ (losses) on securities	[1]	Actuarial gains/ (losses)	Net prior service credit/ (cost)	Gains/ (losses) on liabilities relating to credit risk	AOCI
2022 (CHF million)
Balance at beginning of period	(95)	(16,739)	13		(2,705)	365	(2,165)	(21,326)
Increase/(decrease)	(455)	(278)	(21)		(184)	(73)	6,122	5,111
Reclassification adjustments, included in net income/(loss)	(767)	0	(5)		248	(80)	(31)	(635)
Total increase/(decrease)	(1,222)	(278)	(26)		64	(153)	6,091	4,476
Balance at end of period	(1,317)	(17,017)	(13)		(2,641)	212	3,926	(16,850)
2021 (CHF million)
Balance at beginning of period	206	(17,528)	13		(3,727)	456	(2,570)	(23,150)
Increase/(decrease)	(260)	783	0		707	4	302	1,536
Reclassification adjustments, included in net income/(loss)	(41)	6	0		315	(95)	103	288
Total increase/(decrease)	(301)	789	0		1,022	(91)	405	1,824
Balance at end of period	(95)	(16,739)	13		(2,705)	365	(2,165)	(21,326)
2020 (CHF million)
Balance at beginning of period	28	(14,469)	30		(3,690)	604	(2,772)	(20,269)
Increase/(decrease)	91	(3,076)	(49)		(327)	(5)	45	(3,321)
Reclassification adjustments, included in net income/(loss)	87	17	32		290	(143)	157	440
Total increase/(decrease)	178	(3,059)	(17)		(37)	(148)	202	(2,881)
Balance at end of period	206	(17,528)	13		(3,727)	456	(2,570)	(23,150)
1 No impairments on available-for-sale debt securities were recognized in net income/(loss) in 2022, 2021 and 2020.
> Refer to “Note 29 – Tax” and “Note 32 – Pension and other post-retirement benefits” for income tax expense/(benefit) on the movements of accumulated other comprehensive income/(loss).

Details of significant reclassification adjustments
in	2022		2021		2020
Reclassification adjustments, included in net income/(loss) (CHF million)
Gains/(losses) on cash flow hedges
Gross gains/(losses)	(958)	[1]	(40)	[1]	101	[2]
Tax expense/(benefit)	191		(1)		(14)
Net of tax	(767)		(41)		87
Actuarial gains/(losses)
Amortization of recognized actuarial losses [3]	307		388		355
Tax expense/(benefit)	(59)		(73)		(65)
Net of tax	248		315		290
Net prior service credit/(cost)
Amortization of recognized prior service credit/(cost) [3]	(98)		(118)		(176)
Tax expense/(benefit)	18		23		33
Net of tax	(80)		(95)		(143)
1 Included in interest and dividend income as well as operating expenses. Refer to "Note 33 - Derivatives and hedging activities" for further information.
2 Included in interest and dividend income, trading revenues as well as operating expenses. Refer to "Note 33 - Derivatives and hedging activities" for further information.
3 These components are included in the computation of total benefit costs. Refer to "Note 32 – Pension and other post-retirement benefits" for further information.
Additional share information
	2022		2021		2020
Common shares issued
Balance at beginning of period	2,650,747,720		2,447,747,720		2,556,011,720
Issuance of common shares	1,351,410,342		203,000,000		0
Cancellation of repurchased shares	0		0		(108,264,000)
Balance at end of period	4,002,158,062		2,650,747,720		2,447,747,720
Treasury shares
Balance at beginning of period	(81,063,211)		(41,602,841)		(119,761,811)
Sale/(repurchase) of treasury shares	(40,403,860)		(98,065,361)		(80,914,296)
Cancellation of repurchased shares	0		0		108,264,000
Issuance of common shares relating to mandatory convertible notes	0		(203,000,000)		0
Conversion of mandatory convertible notes	0		202,998,491		0
Share-based compensation	60,559,090		58,606,500		50,809,266
Balance at end of period	(60,907,981)		(81,063,211)		(41,602,841)
Common shares outstanding
Balance at end of period	3,941,250,081	[1]	2,569,684,509	[2]	2,406,144,879
1
At par value CHF 0.04 each, fully paid. In addition to the treasury shares, a maximum of 575,000,000 unissued shares (conditional, conversion and authorized capital) were available for issuance without further approval of the shareholders. None of these shares were reserved for capital instruments.

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
The Group uses master netting agreements to mitigate counterparty credit risk in certain transactions, including derivative contracts and securities borrowed, lent and subject to repurchase agreements.
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

Offsetting of derivatives
	2022		2021
end of	Derivative assets	Derivative liabilities	Derivative assets		Derivative liabilities
Gross derivatives subject to enforceable master netting agreements (CHF billion)
OTC-cleared	8.6	9.8	4.4		4.0
OTC	24.2	23.5	44.4		40.3
Exchange-traded	0.0	0.0	0.1		0.0
Interest rate products	32.8	33.3	48.9		44.3
OTC-cleared	0.3	0.3	0.2		0.2
OTC	24.9	25.5	20.9	[1]	22.9	[1]
Exchange-traded	0.0	0.1	0.0		0.0
Foreign exchange products	25.2	25.9	21.1		23.1
OTC	4.3	7.1	8.2		13.0
Exchange-traded	18.6	18.3	22.7		21.4
Equity/index-related products	22.9	25.4	30.9		34.4
OTC-cleared	0.6	0.6	1.3		1.4
OTC	2.4	2.6	3.3		4.3
Credit derivatives	3.0	3.2	4.6		5.7
OTC-cleared	0.1	0.1	0.0		0.0
OTC	0.9	0.4	1.4		0.5
Exchange-traded	0.0	0.0	0.1		0.1
Other products [2]	1.0	0.5	1.5		0.6
OTC-cleared	9.6	10.8	5.9		5.6
OTC	56.7	59.1	78.2		81.0
Exchange-traded	18.6	18.4	22.9		21.5
Total gross derivatives subject to enforceable master netting agreements	84.9	88.3	107.0		108.1
Offsetting (CHF billion)
OTC-cleared	(9.5)	(10.7)	(5.6)		(5.3)
OTC	(49.6)	(52.9)	(69.3)	[1]	(75.5)	[1]
Exchange-traded	(18.0)	(18.2)	(21.0)		(21.0)
Offsetting	(77.1)	(81.8)	(95.9)		(101.8)
of which counterparty netting	(68.3)	(68.3)	(83.9)	[1]	(83.9)	[1]
of which cash collateral netting	(8.8)	(13.5)	(12.0)		(17.9)
Net derivatives presented in the consolidated balance sheets (CHF billion)
OTC-cleared	0.1	0.1	0.3		0.3
OTC	7.1	6.2	8.9		5.5
Exchange-traded	0.6	0.2	1.9		0.5
Total net derivatives subject to enforceable master netting agreements	7.8	6.5	11.1		6.3
Total derivatives not subject to enforceable master netting agreements [3]	3.3	2.6	6.7		4.3
Total net derivatives presented in the consolidated balance sheets	11.1	9.1	17.8		10.6
of which recorded in trading assets and trading liabilities	11.1	8.9	17.6		10.6
of which recorded in other assets and other liabilities	0.0	0.2	0.2		0.0
1 Prior period has been revised.
2 Primarily precious metals, commodity and energy products.
3 Represents derivatives where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.
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
Reverse repurchase and repurchase agreements are collateralized principally by government securities and corporate bonds and have terms ranging from overnight to a longer or unspecified period of time. In the event of counterparty default, the reverse repurchase agreement or securities lending agreement provides the Group with the right to liquidate the collateral held. As is the case in the Group’s normal course of business, a significant portion of the collateral received that may be sold or repledged was sold or repledged as of December 31, 2022 and December 31, 2021. In certain circumstances, financial collateral received may be restricted during the term of the agreement (e.g., in tri-party arrangements).
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
Offsetting of securities purchased under resale agreements and securities borrowing transactions
	2022				2021
end of	Gross	Offsetting	Net book value		Gross	Offsetting	Net book value
Securities purchased under resale agreements and securities borrowing transactions (CHF billion)
Securities purchased under resale agreements	47.9	(10.7)	37.2		74.1	(16.6)	57.5
Securities borrowing transactions	4.5	0.0	4.5		22.2	0.0	22.2
Total subject to enforceable master netting agreements	52.4	(10.7)	41.7		96.3	(16.6)	79.7
Total not subject to enforceable master netting agreements [1]	17.1	–	17.1		24.2	–	24.2
Total	69.5	(10.7)	58.8	[2]	120.5	(16.6)	103.9	[2]
1
Represents securities purchased under resale agreements and securities borrowing transactions where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

2 CHF 40,793 million and CHF 68,623 million of the total net amount as of the end of 2022 and 2021, respectively, were reported at fair value.
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

Offsetting of securities sold under repurchase agreements and securities lending transactions
	2022				2021
end of	Gross	Offsetting	Net book value		Gross	Offsetting	Net book value
Securities sold under repurchase agreements and securities lending transactions (CHF billion)
Securities sold under repurchase agreements	27.8	(10.7)	17.1		32.2	(16.6)	15.6
Securities lending transactions	0.9	0.0	0.9		15.4	0.0	15.4
Obligation to return securities received as collateral, at fair value	2.9	0.0	2.9		14.7	0.0	14.7
Total subject to enforceable master netting agreements	31.6	(10.7)	20.9		62.3	(16.6)	45.7
Total not subject to enforceable master netting agreements [1]	2.4	–	2.4		4.6	–	4.6
Total	34.0	(10.7)	23.3		66.9	(16.6)	50.3
of which securities sold under repurchase agreements and securities lending transactions	31.0	(10.7)	20.3	[2]	51.9	(16.6)	35.3	[2]
of which obligation to return securities received as collateral, at fair value	3.0	0.0	3.0		15.0	0.0	15.0
1
Represents securities sold under repurchase agreements and securities lending transactions where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

2 CHF 14,042 million and CHF 13,213 million of the total net amount as of the end of 2022 and 2021, respectively, were reported at fair value.
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
Amounts not offset in the consolidated balance sheets
	2022						2021
end of	Net book value	Financial instruments	[1]	Cash collateral received/ pledged	[1]	Net exposure	Net book value	Financial instruments	[1]	Cash collateral received/ pledged	[1]	Net exposure
Financial assets subject to enforceable master netting agreements (CHF billion)
Derivatives	7.8	3.2		0.0		4.6	11.1	4.5		0.0		6.6
Securities purchased under resale agreements	37.2	37.1		0.1		0.0	57.5	57.5		0.0		0.0
Securities borrowing transactions	4.5	4.3		0.0		0.2	22.2	21.9		0.0		0.3
Total financial assets subject to enforceable master netting agreements	49.5	44.6		0.1		4.8	90.8	83.9		0.0		6.9
Financial liabilities subject to enforceable master netting agreements (CHF billion)
Derivatives	6.5	1.2		0.0		5.3	6.3	1.3		0.0		5.0
Securities sold under repurchase agreements	17.1	17.1		0.0		0.0	15.6	15.5		0.1		0.0
Securities lending transactions	0.9	0.8		0.0		0.1	15.4	15.3		0.0		0.1
Obligation to return securities received as collateral, at fair value	2.9	2.7		0.0		0.2	14.7	13.0		0.0		1.7
Total financial liabilities subject to enforceable master netting agreements	27.4	21.8		0.0		5.6	52.0	45.1		0.1		6.8
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

29 Tax
Details of current and deferred taxes
in	2022	2021	2020
Current and deferred taxes (CHF million)
Switzerland	314	316	163
Foreign	(76)	485	204
Current income tax expense	238	801	367
Switzerland	120	222	450
Foreign	3,690	3	(16)
Deferred income tax expense	3,810	225	434
Income tax expense	4,048	1,026	801
Income tax expense/(benefit) reported in shareholders' equity related to:
Gains/(losses) on cash flow hedges	(266)	(63)	25
Cumulative translation adjustment	(10)	4	0
Unrealized gains/(losses) on debt securities	(9)	0	(6)
Actuarial gains/(losses)	(34)	228	(18)
Net prior service credit/(cost)	(35)	(23)	(33)
Share-based compensation and treasury shares	(4)	(4)	(4)
Reconciliation of taxes computed at the Swiss statutory rate
in	2022	2021	2020
Income/(loss) before taxes (CHF million)
Switzerland	(988)	257	1,770
Foreign	(2,270)	(857)	1,697
Income/(loss) before taxes	(3,258)	(600)	3,467
Reconciliation of taxes computed at the Swiss statutory rate (CHF million)
Income tax expense/(benefit) computed at the statutory tax rate [1]	(603)	(111)	693
Increase/(decrease) in income taxes resulting from
Foreign tax rate differential	(93)	370	(62)
Non-deductible amortization of other intangible assets and goodwill impairment	0	(300)	0
Other non-deductible expenses	306	386	254
Additional taxable income	4	15	8
Lower taxed income	(147)	(146)	(234)
(Income)/loss taxable to noncontrolling interests	11	11	18
Changes in tax law and rates	23	(33)	(6)
Changes in deferred tax valuation allowance	4,545	621	322
Change in recognition of outside basis difference	(2)	2	(9)
(Windfall tax benefits) /shortfall tax charges on share-based compensation	84	37	76
Other	(80)	174	(259)
Income tax expense	4,048	1,026	801
1 The statutory tax rate was 18.5% in 2022 and 2021 and 20% in 2020.

2022
Foreign tax rate differential of CHF 93 million reflected a foreign tax benefit, primarily driven by losses in higher tax jurisdictions, mainly in the US and the UK, partially offset by profits made in higher tax jurisdictions, mainly in Brazil. The foreign tax rate expense of CHF 3,614 million comprised not only the foreign tax expense based on statutory tax rates but also the tax impacts related to the following reconciling items.
Other non-deductible expenses of CHF 306 million included the impact of CHF 189 million relating to non-deductible interest expenses and non-deductible funding costs, CHF 154 million relating to non-deductible legacy litigation provisions, CHF 75 million relating to other non-deductible expenses, CHF 15 million relating to non-deductible UK bank levy costs and various smaller items. These expenses were partially offset by a net benefit of CHF 138 million for the reassessment of the interest cost deductibility relating to the recognition of previously unrecognized tax benefits of non-deductible funding.
Lower taxed income of CHF 147 million included a tax benefit of CHF 65 million related to non-taxable life insurance income, CHF 39 million related to non-taxable dividend income, CHF 37 million related to concessionary and lower taxed income and various smaller items.
Changes in deferred tax valuation allowances of CHF 4,545 million primarily related to the reassessment of deferred tax assets as a result of the comprehensive strategic review announced on October 27, 2022, primarily due to the limited future taxable income against which deferred tax assets could be utilized. Management considered both positive and negative evidence and concluded that it is more likely than not that a significant portion of the Group’s deferred tax assets will not be realized. This resulted in an increase in the valuation allowance of CHF 3,655 million, mainly in respect of two of the Group’s operating entities in the US. The net impact also included valuation allowances on deferred tax assets of CHF 850 million related to current year results, mainly in respect of two of the Group’s operating entities in Switzerland, three of the Group’s operating entities in the US and two of the Group’s operating entities in the UK. This also included an increase in the valuation allowance of CHF 40 million relating to year-end reassessments of deferred tax assets.
Other of CHF 80 million included an income tax benefit of CHF 180 million relating to return-to-provision adjustments and CHF 36 million relating to tax credits. These benefits were partially offset by CHF 57 million relating to the current year US base erosion and anti-abuse tax (BEAT) provision, CHF 45 million relating to the tax impact of an accounting standard implementation transition adjustment for own credit movements and CHF 27 million relating to unrealized mark-to-market results on share-based compensation. The remaining balance included various smaller items.
2021
Foreign tax rate differential of CHF 370 million reflected a foreign tax charge primarily driven by losses in higher tax jurisdictions, mainly in the UK, partially offset by profits made in higher tax jurisdictions, such as the US. The foreign tax rate expense of CHF 488 million comprised not only the foreign tax expense based on statutory tax rates but also the tax impacts related to the following reconciling items.
Other non-deductible expenses of CHF 386 million included the impact of CHF 200 million relating to non-deductible interest expenses and non-deductible costs related to funding and capital (including a contingency accrual of CHF 11 million), CHF 93 million relating to non-deductible legacy litigation provisions, including amounts relating to the Mozambique matter, CHF 43 million relating to other non-deductible expenses, CHF 39 million relating to non-deductible bank levy costs and other non-deductible compensation expenses and management costs and various other small items.
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
Other of CHF 174 million included an income tax charge of CHF 100 million relating to withholding taxes, CHF 51 million relating to the tax impact of an accounting standard implementation transition adjustment for own credit movements, CHF 29 million relating to the current year BEAT provision and CHF 14 million relating to own credit valuation movements. These benefits were partially offset by CHF 24 million relating to prior years’ adjustments. The remaining balance included various smaller items.
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
Deferred tax assets and liabilities
end of	2022	2021
Deferred tax assets and liabilities (CHF million)
Compensation and benefits	654	844
Loans	1,151	485
Investment securities	992	1,257
Provisions	648	1,358
Leases	357	367
Derivatives	184	58
Real estate	241	258
Net operating loss carry-forwards	9,435	7,120
Goodwill and intangible assets	67	135
Other	437	171
Gross deferred tax assets before valuation allowance	14,166	12,053
Less valuation allowance	(10,208)	(6,072)
Gross deferred tax assets net of valuation allowance	3,958	5,981
Compensation and benefits	(878)	(973)
Loans	(2,298)	(305)
Investment securities	(744)	(722)
Provisions	(282)	(298)
Leases	(351)	(358)
Derivatives	(286)	(218)
Real estate	(46)	(46)
Other	(146)	(108)
Gross deferred tax liabilities	(5,031)	(3,028)
Net deferred tax assets/(liabilities)	(1,073)	2,953
of which deferred tax assets	305	3,707
of which net operating losses	141	881
of which deductible temporary differences	164	2,826
of which deferred tax liabilities	(1,378)	(754)
Net deferred tax liabilities of CHF 1,073 million as of December 31, 2022 decreased CHF 4,026 million compared to net deferred tax assets of CHF 2,953 million as of December 31, 2021, primarily reflecting the valuation allowances relating to the reassessment of the deferred tax assets as a result of the comprehensive strategic review announced on October 27, 2022, as well as valuation allowances relating to current period results. The movement also reflected tax impacts directly recorded in other comprehensive income, mainly related to own credit movements, partially offset by the impact of foreign exchange translation gains, which were included within the currency translation adjustments, and a pension plan re-measurement.
The Group’s valuation allowance against gross deferred tax assets was CHF 10.2 billion as of December 31, 2022 compared to CHF 6.1 billion as of December 31, 2021. This was due to the uncertainty concerning the Group’s ability to generate the necessary amount and mix of taxable income in future periods. The valuation allowance also reflected an increase due to participation impairments in one of the Group’s operating entities in Switzerland and a decrease due to valuation allowance adjustments recorded in other comprehensive income, mainly related to own credit movements.
Unrecognized deferred tax liabilities
As of December 31, 2022, the Group had accumulated undistributed earnings from foreign subsidiaries of CHF 18.2 billion. No deferred tax liability was recorded in respect of those amounts, as these earnings are considered indefinitely reinvested. The Group would need to accrue and pay taxes on these undistributed earnings if such earnings were repatriated. It is not practicable to estimate the amount of unrecognized deferred tax liabilities for these undistributed foreign earnings.
Amounts and expiration dates of net operating loss carry-forwards
end of 2022	Total
Net operating loss carry-forwards (CHF million)
Due to expire within 1 year	4,081
Due to expire within 2 to 5 years	4,772
Due to expire within 6 to 10 years	12,780
Due to expire within 11 to 20 years	9,118
Amount due to expire	30,751
Amount not due to expire	24,834
Total net operating loss carry-forwards	55,585
Movements in the valuation allowance
in	2022	2021	2020
Movements (CHF million)
Balance at beginning of period	6,072	4,465	4,136
Net changes	4,136	1,607	329
Balance at end of period	10,208	6,072	4,465
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
Based on the expected future results in two of the Group’s operating entities in Switzerland and given that the Swiss tax law allows for a seven-year carry-forward period for NOLs, a valuation allowance is still required on the deferred tax assets of these entities.
UK tax law allows for an unlimited carry-forward for NOLs, while US tax law allows for a 20-year carry-forward period for NOLs arising prior to 2017, federal NOLs generated in tax years from 2018, 2019 and 2020 to be carried back for five years and no expiry limitations for NOLs that arose in 2018 and subsequent years. However, unlimited and long expiry limitations for NOLs are not expected to have a material impact on the recoverability of the net deferred tax assets as management concluded that there was limited recoverability of the net deferred tax assets in the US and the UK as a result of the comprehensive strategic review announced on October 27, 2022, primarily due to limited future taxable income against which deferred tax assets could be utilized.
Tax benefits associated with share-based compensation
in	2022	2021	2020
Tax benefits (CHF million)
Tax benefits recorded in the consolidated statements of operations [1]	221	234	264
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

Reconciliation of gross unrecognized tax benefits
	2022	2021	2020
Movements in gross unrecognized tax benefits (CHF million)
Balance at beginning of period	425	382	595
Increases in unrecognized tax benefits as a result of tax positions taken during a prior period	239	23	14
Decreases in unrecognized tax benefits as a result of tax positions taken during a prior period	(434)	(35)	(249)
Increases in unrecognized tax benefits as a result of tax positions taken during the current period	46	54	90
Decreases in unrecognized tax benefits as a result of tax positions taken during the current period	(41)	0	0
Decreases in unrecognized tax benefits relating to settlements with tax authorities	(4)	0	(3)
Reductions to unrecognized tax benefits as a result of a lapse of the applicable statute of limitations	(15)	(6)	(17)
Other (including foreign currency translation)	11	7	(48)
Balance at end of period	227	425	382
of which, if recognized, would affect the effective tax rate	227	425	382
Interest and penalties
in	2022	2021	2020
Interest and penalties (CHF million)
Interest and penalties recognized in the consolidated statements of operations	(5)	3	(16)
Interest and penalties recognized in the consolidated balance sheets	59	64	61
Interest and penalties are reported as tax expense. The Group is currently subject to ongoing tax audits, inquiries and litigation with the tax authorities in a number of jurisdictions, including Brazil, Germany, Switzerland, the UK and the US. Although the timing of completion is uncertain, it is reasonably possible that some of these will be resolved within 12 months of the reporting date. It is reasonably possible that there will be a decrease of between zero and CHF 14 million in unrecognized tax benefits within 12 months of the reporting date.
The Group remains open to examination from federal, state, provincial or similar local jurisdictions from the following years onward in these major countries: Switzerland – 2020 (federal and Zurich cantonal level); Brazil – 2017; the UK – 2012; and the US – 2010.

30 Employee deferred compensation
Payment of deferred compensation to employees is determined by the nature of the business, role, location and performance of the employee. Unless there is a contractual obligation, granting deferred compensation is solely at the discretion of the Compensation Committee and senior management. Replacement awards granted as part of a contractual obligation are typically used to compensate new senior employees for forfeited awards from previous employers upon joining the Group. It is the Group’s policy not to make multi-year guarantees. The Group fully covered its share delivery obligations through market purchases in 2022, 2021 and 2020.
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
Deferred compensation expense
The following tables show the compensation expense for deferred compensation awards granted in 2022 and prior years that was recognized in the consolidated statements of operations during 2022, 2021 and 2020, the total shares delivered, the estimated unrecognized compensation expense for deferred compensation awards granted in 2022 and prior years outstanding as of December 31, 2022 and the remaining requisite service period over which the estimated unrecognized compensation expense will be recognized. The recognition of compensation expense for the deferred compensation awards granted in February 2023 began in 2023 and thus had no impact on the 2022 consolidated financial statements.
Deferred compensation expense
in	2022		2021	2020
Deferred compensation expense (CHF million)
Share awards	307		482	573
Performance share awards	(3)	[1]	290	448
Strategic Delivery Plan	248		–	–
Contingent Capital Awards	(3)		202	255
Cash awards	637		350	398
Retention awards	174		123	43
Total deferred compensation expense	1,360		1,447	1,717

Total shares delivered (million)
Total shares delivered	60.3		58.5	50.7
1 Included downward adjustment applied to outstanding performance share awards.
The estimated unrecognized compensation expense was based on the fair value of each award on the grant date and included the current estimated outcome of relevant performance criteria and estimated future forfeitures but no estimate for future mark-to-market adjustments.
Estimated unrecognized deferred compensation
end of	2022
Estimated unrecognized compensation expense (CHF million)
Share awards	203
Performance share awards	52
Strategic Delivery Plan	254
Contingent Capital Awards	55
Cash awards	586
Retention awards	343
Total	1,493

Aggregate remaining weighted-average requisite service period (years)
Aggregate remaining weighted-average requisite service period	1.3
Does not include the estimated unrecognized compensation expense relating to grants made in 2023 for 2022.
Share awards
Deferred compensation awards are awarded to employees with total compensation of CHF/USD 250,000 or the local currency equivalent or higher. Each share award granted entitles the holder of the award to receive one Group share, subject to service conditions. Share awards vest over three years with one third of the share awards vesting on each of the three anniversaries of the grant date (ratable vesting), with the exception of awards granted to individuals classified as material risk takers (MRTs), risk manager MRTs or senior managers or equivalents under the requirements of EU Capital Requirements Directive V and UK Investment Firms Prudential Regime. Share awards granted to MRTs vest over four years with one quarter of the award vesting on each of the four anniversaries of the grant date. Share awards granted to risk manager MRTs vest over five years with one fifth of the award vesting on each of the five anniversaries of the grant date. Share awards granted to senior managers vest over seven years, with one fifth of the award vesting on each of the third to seventh anniversaries of the grant date. Share awards are expensed over the service period of the awards. The value of the share awards is solely dependent on the Group share price at the time of delivery.
The Group’s share awards include other awards, such as blocked shares and special awards, which may be granted to new employees. Other share awards entitle the holder to receive one Group share and are generally subject to continued employment with the Group, contain restrictive covenants and cancellation provisions and generally vest between zero and five years.
In order to comply with the requirements of EU Capital Requirements Directive V and UK Investment Firms Prudential Regime and other applicable remuneration regulations, employees who hold key roles in respect of certain Group subsidiaries receive shares that are subject to transfer restrictions for 50% of the amount that would have been paid to them in cash. These shares are vested at the time of grant but remain blocked, that is, subject to transfer restrictions, for either six months or one year from the date of grant, depending on the location.
Share award activities
	2022			2021		2020
	Number of share awards in million		Weighted- average grant-date fair value in CHF	Number of share awards in million	Weighted- average grant-date fair value in CHF	Number of share awards in million	Weighted- average grant-date fair value in CHF
Share awards
Balance at beginning of period	143.8		11.27	126.3	11.86	110.5	13.46
Granted	79.8	[1]	6.07	86.4	11.17	69.1	10.61
Settled	(61.1)		11.20	(53.3)	12.44	(47.9)	13.76
Forfeited	(15.1)		10.32	(15.6)	11.52	(5.4)	11.72
Balance at end of period	147.4		8.58	143.8	11.27	126.3	11.86
of which vested	25.9		–	13.1	–	13.5	–
of which unvested	121.5		–	130.7	–	112.8	–
1
Included an adjustment for share awards granted in the fourth quarter of 2022 to compensate for the proportionate dilution of Group shares resulting from the rights offering approved on November 28, 2022. The number of deferred share-based awards held by each individual was increased by 5.64%. The terms and conditions of the adjusted shares were the same as the existing share-based awards, thereby ensuring that holders of the awards were neither advantaged nor disadvantaged by the additional shares granted.

Performance share awards
Performance share awards will no longer be used as a form of deferred compensation award for the 2022 performance year and onwards. In prior years, managing directors and all material risk takers and controllers (employees whose activities are considered to have a potentially material impact on the Group’s risk profile) received a portion of their deferred variable compensation in the form of performance share awards. Performance share awards are similar to share awards, except that the full balance of outstanding performance share awards, are subject to performance-based malus provisions.
Outstanding performance share awards granted for prior years are subject to a downward adjustment in the event of a divisional loss by the division in which the employees worked as of December 31, 2022, or a negative ROE of the Group, whichever results in a larger adjustment. For employees in corporate functions and the Asset Resolution Unit, the downward adjustment only applies in the event of a negative ROE of the Group and is not linked to the performance of the divisions. The basis for the ROE calculation may vary from year to year, depending on the Compensation Committee’s determination for the year in which the performance shares are granted. A downward adjustment has been applied to outstanding performance share awards, reflecting the negative Group ROE and full year divisional loss in the Investment Bank for 2022.
Performance share awards granted for previous years
For compensation year	2022	2021	2020
Performance shares awarded (million)	0.0	19.4	37.8
Value of performance shares awarded (CHF million)	0	161	493
Fair value of each performance share awarded (CHF) [1]	0.00	8.61	12.59
1 Based on the Group’s share price on the grant date.

Performance share award activities
	2022				2021		2020
	Number of performance share awards in million		Weighted- average grant-date fair value in CHF		Number of performance share awards in million	Weighted- average grant-date fair value in CHF	Number of performance share awards in million	Weighted- average grant-date fair value in CHF
Performance share awards
Balance at beginning of period	77.2		11.66		91.7	11.66	72.4	13.38
Granted	3.5	[1,2]	(10.66)	[2]	28.5	12.70	50.9	10.63
Settled	(31.0)		11.70		(34.5)	12.50	(29.0)	14.13
Forfeited	(5.1)		10.96		(8.5)	11.78	(2.6)	11.62
Balance at end of period	44.6		9.94		77.2	11.66	91.7	11.66
of which vested	14.2		–		11.2	–	10.4	–
of which unvested	30.4		–		66.0	–	81.3	–
1
Included an adjustment for performance share awards granted in the fourth quarter of 2022 to compensate for the proportionate dilution of Group shares resulting from the rights offering approved on November 28, 2022. The number of deferred share-based awards held by each individual was increased by 5.64%. The terms and conditions of the adjusted shares were the same as the existing share-based awards, thereby ensuring that holders of the awards were neither advantaged nor disadvantaged by the additional performance shares granted.

2 Included downward adjustment applied to outstanding performance share awards.
Strategic Delivery Plan
The Strategic Delivery Plan (SDP) was a one-time share-based award granted in February 2022 to most managing directors and directors to incentivize the longer-term delivery of the Group’s strategic plan. SDP awards are subject to service conditions and performance-based metrics over the course of 2022-2024. SDP awards are scheduled to vest on the third anniversary of the grant date, with the exception of awards granted to individuals classified as MRTs, risk manager MRTs or senior managers or equivalents under the requirements of EU Capital Requirements Directive V and UK Investment Firms Prudential Regime. SDP awards granted to MRTs vest in equal annual installments over two years, commencing on the third anniversary from the grant date. SDP awards granted to risk manager MRTs vest in equal annual installments over three years, while SDP awards granted to senior managers vest in equal annual installments over five years, both commencing on the third anniversary from the grant date. Prior to settlement, the principal amount of the SDP awards will be written down to zero and forfeited if any of the following triggering events exist at the end of 2022, 2023 or 2024:
■ The Group’s reported common equity tier 1 (CET1) capital ratio below the FINMA-prescribed minimum + 50 basis points; or
■ The Group’s reported CET1 leverage ratio falls below 3.7%.
In addition, the Compensation Committee will review and assess the overall success of the delivery of the strategic plan at a Group level over the three-year period (2022-2024) and may increase the SDP awards up to a maximum of 50% of the initial award amount. Half of the potential uplift would be granted if a pre-determined average Group return on tangible equity threshold is achieved, measured over 2023 and 2024. The other half of the uplift may be awarded based on the Compensation Committee’s assessment of risk management and other strategic non-financial achievements.
Strategic Delivery Plan activities
	2022
	Number of Strategic Delivery Plan awards in million		Weighted- average grant-date fair value in CHF
Share Delivery Plan
Balance at beginning of period	–		–
Granted	65.9	[1]	8.11
Settled	0.0		0.00
Forfeited	(4.0)		8.40
Balance at end of period	61.9		8.09
of which vested	7.0		–
of which unvested	54.9		–
1
Included an adjustment for Strategic Delivery Plan awards granted in the fourth quarter of 2022 to compensate for the proportionate dilution of Group shares resulting from the rights offering approved on November 28, 2022. The number of deferred share-based awards held by each individual was increased by 5.64%. The terms and conditions of the adjusted shares were the same as the existing share-based awards, thereby ensuring that holders of the awards were neither advantaged nor disadvantaged by the additional Strategic Delivery Plan shares granted.

Contingent Capital Awards
Contingent Capital Awards (CCA) will no longer be used as a form of deferred compensation award for the 2022 performance year and onwards. The Group granted CCA of CHF 75 million and CHF 253 million in 2022 and 2021, respectively, to managing directors and directors as part of the 2021 and 2020 deferred variable compensation and have rights and risks similar to those of certain contingent capital instruments issued by the Group in the market. CCA are scheduled to vest on the third anniversary of the grant date, other than those granted to individuals classified as MRTs, risk manager MRTs or senior managers or equivalents under the requirements of EU Capital Requirements Directive V and UK Investment Firms Prudential Regime. CCA granted to MRTs, risk manager MRTs and senior managers vest on the fourth, fifth and seventh anniversaries of the grant date, respectively. CCA awards will be expensed over the vesting period. CCA generally provide a conditional right to receive semi-annual cash payments of interest equivalents until settled, with rates being dependent upon the vesting period and currency of denomination. CCA granted in 2022 and 2021 that vest four, five or seven years from the date of grant are not eligible for semi-annual cash payments of interest equivalents. CCA granted to certain regulated employees that vest over three years are not eligible for semi-annual cash payments of interest equivalents.
■ CCA granted in 2022 and 2021 that are denominated in US dollars and vest three years from the date of grant receive interest equivalents at a rate of 4.18% and 3.60% respectively, per annum plus the daily compounded (spread exclusive) US dollar Secured Overnight Financing Rate (SOFR); and
■ CCA granted in 2022 and 2021 that are denominated in Swiss francs and vest three years from the date of grant receive interest equivalents at a rate of 3.44% and 3.06% respectively, per annum plus the daily compounded (spread exclusive) Swiss franc Swiss Average Rate Overnight (SARON).
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
Deferred fixed cash awards
The Group granted deferred fixed cash compensation during 2022, 2021 and 2020 of CHF 294 million, CHF 259 million and CHF 120 million, respectively, in the Investment Bank, Wealth Management and Asset Management divisions. This compensation has been expensed over a three-year vesting period from the grant date. Amortization of this compensation in 2022 totaled CHF 214 million, of which CHF 125 million was related to awards granted in 2022.
Upfront cash awards
The Group granted upfront cash awards (UCA) of CHF 799 million and CHF 59 million in 2022 and 2021, respectively. These awards are subject to repayment (clawback) by the employee in the event of voluntary resignation, termination for cause or in connection with other specified events or conditions within three years of the award grant. The amount subject to repayment is reduced in equal monthly installments during the three-year period following the grant date. The expense recognition will occur over the three-year vesting period, subject to service conditions. Amortization of this compensation in 2022 totaled CHF 387 million, of which CHF 355 million was related to awards granted in 2022.
Retention awards
The Group granted deferred cash and share retention awards during 2022 of CHF 367 million, mainly in the Investment Bank division. During 2021 and 2020, the Group granted deferred cash and share retention awards of CHF 395 million and CHF 40 million, respectively. These awards are expensed over the applicable vesting period from the grant date. Amortization of these awards in 2022 totaled CHF 174 million, of which CHF 69 million was related to awards granted in 2022.
Awards granted for the compensation year 2022
Share awards
On February 10, 2023, the Group granted 102.8 million share awards with a total value of CHF 288 million. The estimated unrecognized compensation expense of CHF 262 million was determined based on the fair value of the awards on the grant date, includes the current estimated future forfeitures and will be recognized over the vesting period, subject to early retirement rules. The majority of share awards granted include the right to receive dividend equivalents on vested shares.
The number of share awards granted to employees was generally determined by dividing the deferred component of variable compensation being granted as share awards by the average price of a Group share over the ten consecutive trading days which ended on February 23, 2023. The fair value of each share award was CHF 2.87, the Group share price on the grant date.
Share awards granted for previous years
For compensation year	2022	2021	2020
Shares awarded (million)	102.8	27.7	44.6
Value of shares awarded (CHF million)	288	216	592
Fair value of each share awarded (CHF) [1]	2.87	8.61	12.59
1 Based on the Group’s share price on the grant date.

On February 10, 2023, the Group granted 6.1 million blocked shares with a total value of CHF 16 million that vested immediately upon grant, have no future service requirements and were attributed to services performed in 2022.
Blocked share awards granted for previous years
For compensation year	2022	2021	2020
Blocked shares awarded (million)	6.1	5.0	2.6
Value of shares awarded (CHF million)	16	41	35
Upfront cash awards
In February 2023, certain managing directors and directors were granted CHF 344 million of UCA as part of their 2022 variable compensation.
Awards granted in 2023
Transformation Awards
In February 2023, the Group granted Transformation Awards, with a total award value of CHF 350 million, to employees identified as being critical to the delivery of the transformation strategy. Of the total award value, CHF 70 million relates to the Executive Board and is subject to approval at the AGM 2023.
For employees other than the Executive Board, the Transformation Award was granted in the form of both a deferred cash award and a deferred share award subject to performance conditions. For Executive Board members, the Transformation Award, subject to shareholder approval, was granted as 100% in the form of a deferred shares.
Transformation Awards are expensed over the service period of the award.
Transformation cash awards vest over two years with one half of the cash awards vesting on each of first and second anniversaries of the grant date (ratable vesting), with the exception of awards granted to individuals classified as MRTs, risk manager MRTs or senior managers or equivalents under the requirements of EU Capital Requirements Directive V and UK Investment Firms Prudential Regime. Transformation Awards granted to MRTs vest over four years with one quarter of the award vesting on each of the four anniversaries of the grant date. Transformation Awards granted to risk manager MRTs vest over five years with one fifth of the award vesting on each of the five anniversaries of the grant date. Transformation Awards granted to senior managers vest over seven years, with one fifth of the award vesting on each of the third to seventh anniversaries of the grant date.
Transformation share-based awards are scheduled to vest if the share price is at CHF 3.82 or higher on December 31, 2025, subject to a cap of three times the initial award grant value. This is applied after taking into account the performance targets, the reported return on tangible equity and cost base for the Group.
Other awards
In the first quarter of 2023, the Group granted additional compensation awards to certain employees. Share-based awards of CHF 38 million and deferred fixed cash compensation of CHF 30 million were granted to key employees. These awards will be expensed over a three-year vesting period from the grant date. In addition, Supplemental Cash Allowance Awards of CHF 114 million were granted to certain employees and will be expensed over a nine-month vesting period from the grant date.

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
Banking relationships
The Group is a global financial services provider. Many of the members of the Executive Board and the Board of Directors, their close family members or companies associated with them maintain banking relationships with the Group. The Group or any of its banking subsidiaries may from time to time enter into financing and other banking agreements with companies in which current members of the Executive Board or the Board of Directors have a significant influence as defined by the SEC, such as holding executive and/or board level roles in these companies. With the exception of the transactions described below, relationships with members of the Executive Board or the Board of Directors and such companies were in the ordinary course of business and are entered into at prevailing market conditions. Also, unless otherwise noted, all loans to members of the Executive Board, members of the Board of Directors, their close family members or companies associated with them were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and did not involve more than the normal risk of collectability or present other unfavorable features. As of December 31, 2022, 2021 and 2020, there were no loan exposures to such related parties that were not made in the ordinary course of business and at prevailing market conditions.
CS First Boston
On February 9, 2023, the Group announced that it had taken further important steps to progress the carve-out of CS First Boston as a leading capital markets and advisory business through the acquisition of The Klein Group LLC, the investment banking business as well as the registered broker-dealer of M. Klein & Company LLC (the seller). The Group also announced the appointment of former Board of Directors member Michael Klein as CEO of Banking and regional CEO of Americas, as well as designated CEO of CS First Boston and a member of the Executive Board. Both Michael Klein’s appointment to the Executive Board and the acquisition of The Klein Group LLC are subject to regulatory approval. The purchase price is USD 175 million. To align interests with the Group, the seller will receive a convertible note and a warrant. The note will provide annual payments and convert into, and the warrant entitles the seller to subscribe to, CS First Boston shares at a qualified IPO or other liquidity event, at the then-valuation of CS First Boston, less a customary discount. The principal amount of the convertible note is expected to be USD 100 million, with the balance being paid in cash, dependent on the amount of taxes to be paid by the seller at closing. The net present value of the transaction to the Group is expected to be approximately USD 210 million, which also includes interest cost, annual payments on the note and other payments that may in the future become payable in respect of this transaction. Deutsche Bank AG provided a fairness opinion to the Board of Directors in connection with the acquisition. The transaction is expected to close in the first half of 2023. Following the acquisition’s closing, The Klein Group LLC is expected to be fully integrated into CS First Boston. The Group will retain control over the ultimate scope and structure of CS First Boston, including options to attract third-party capital in the future, as announced at the strategy update on October 27, 2022.
In addition, on October 27, 2022, the Group and The Klein Group LLC entered into an engagement letter, under which The Klein Group LLC has been engaged to provide strategic advice and assistance to the Group in connection with the proposed carve-out of CS First Boston, whereby it was agreed that Michael Klein would devote significant time and attention to the services to be provided by The Klein Group LLC to the Group. The purpose of this engagement was to secure Michael Klein’s services in relation to the establishment of CS First Boston in the time gap between October 27, 2022 and the effective date of his employment contract as a member of the Executive Board (which is contingent on regulatory approval) and to obtain the support of The Klein Group LLC until closing of the acquisition. The advisory fee under such engagement was USD 10 million.
Related party loans
Executive Board and Board of Directors loans
The majority of loans outstanding to members of the Executive Board and the Board of Directors are mortgages or loans against securities.
All mortgage loans to members of the Executive Board are granted either with variable or fixed interest rates over a certain period. Typically, mortgages are granted for periods of up to ten years. Interest rates applied are based on refinancing costs plus a margin, and interest rates and other terms are consistent with those applicable to other employees. Loans against securities are granted at interest rates and on terms applicable to such loans granted to other employees. The same credit approval and risk assessment procedures apply to members of the Executive Board as for other employees. The highest loan outstanding to an Executive Board member was CHF 4 million to Ulrich Körner as of December 31, 2022.

Executive Board and Board of Directors loans
in	2022		2021		2020
Executive Board loans (CHF million)
Balance at beginning of period	18	[1]	13		32
Additions	1		10	[2]	5
Reductions	(13)		(5)	[2]	(24)
Balance at end of period	6	[1]	18	[2]	13
Board of Directors loans (CHF million)
Balance at beginning of period	7	[3]	9		9
Additions	0		2		0
Reductions	(3)		(4)		0
Balance at end of period	4	[3]	7		9
1 The number of individuals with outstanding loans was eight at the beginning of the year and four at the end of the year.
2 Revised.
3 The number of individuals with outstanding loans was three at the beginning of the year and two at the end of the year.
Equity method investees loans
The Group or its subsidiaries grant loans to equity method investees in the normal course of business.
> Refer to “Note 41 – Significant subsidiaries and equity method investments” for a list of equity method investments.
Loans made by the Group or any subsidiaries to equity method investees
in	2022	2021	2020
Loans to equity method investees (CHF million)
Balance at beginning of period	378	414	299
Net borrowings/(repayments)	29	(36)	115
Balance at end of period	407	378	414
Liabilities due to own pension plans
Liabilities due to the Group’s own defined benefit pension plans as of December 31, 2022 and 2021 of CHF 254 million and CHF 331 million, respectively, were reflected in various liability accounts in the Group’s consolidated balance sheets.

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
The Group contributes to various defined contribution pension plans primarily in Switzerland, the US and the UK as well as other countries throughout the world. During 2022, 2021 and 2020, the Group contributed to these plans and recognized as expense CHF 241 million, CHF 263 million and CHF 299 million, respectively. This includes expenses of CHF 81 million, CHF 100 million and CHF 143 million in 2022, 2021 and 2020, respectively, related to the Swiss defined contribution pension plan which took effect on January 1, 2020. Contributions to the Swiss defined contribution plan are made by employees and the Group. Assets from this plan are paid out as a lump sum on retirement.
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
Swiss pension plan
The Group’s most significant defined benefit pension plan, the Credit Suisse Swiss Pension Plan (Swiss pension plan), is located and covers its employees in Switzerland and is set up as a trust domiciled in Zurich. The Swiss pension plan provides benefits in the event of retirement, death and disability and meets or exceeds the minimum benefits required under the Swiss Federal Law on Occupational Retirement, Survivors’ and Disability Pension Plans (BVG). Benefits in the Swiss pension plan are determined on the basis of the accumulated employer and employee contributions and accumulated interest credited. The Swiss pension plan is treated as a defined benefit plan under US GAAP, mainly due to a guaranteed minimum return on contributions and guaranteed payment of lifetime pensions. As of December 31, 2022 and 2021, the Swiss pension plan comprised 62% and 64%, respectively, of all the Group’s employees participating in defined benefit plans, 88% and 84%, respectively, of the fair value of plan assets, and 87% and 84%, respectively, of the pension benefit obligation of the Group’s defined benefit plans.
Employee contributions in the savings section depend on their age and are determined as a percentage of the pensionable salary. The employees can select between three different levels of contributions which vary between 5% and 14% depending on their age. The Group’s contribution varies between 7.5% and 25% of the pensionable salary depending on the employee’s age.
The Swiss Federal council sets the minimum statutory interest rate on savings balances on an annual basis that applies to the BVG minimum pensionable salary (1.0% as of January 1, 2023 and 2022). The statutory interest rate on savings balances does not apply to extra mandatory benefits. The Board of Trustees of the Swiss pension fund sets the interest rate to be applied on the accumulated savings balance on an annual basis.
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

Components of net periodic benefit costs
	Defined benefit pension plans						Other post-retirement defined benefit plan
	Switzerland			International			International
in	2022	2021	2020	2022	2021	2020	2022	2021	2020
Net periodic benefit costs (CHF million)
Service costs on benefit obligation	242	224	203	17	16	15	0	0	0
Interest costs on benefit obligation	41	10	20	59	51	68	3	2	4
Expected return on plan assets	(439)	(421)	(352)	(67)	(65)	(85)	0	0	0
Amortization of recognized prior service cost/(credit)	(88)	(121)	(167)	1	1	1	0	0	0
Amortization of recognized actuarial losses/(gains)	280	355	334	9	14	13	1	1	1
Settlement losses/(gains)	6	10	8	11	8	(1)	0	0	0
Curtailment losses/(gains)	(11)	2	(10)	0	0	0	0	0	0
Special termination benefits	7	16	8	0	0	0	0	0	0
Net periodic benefit costs/(credits)	38	75	44	30	25	11	4	3	5
Service costs on benefit obligation are reflected in compensation and benefits. Other components of net periodic benefit costs are reflected in general and administrative expenses or in restructuring expenses.

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
Service costs on benefit obligation reflected in compensation and benefits – other for 2022, 2021 and 2020 were CHF 259 million, CHF 240 million and CHF 218 million, respectively.
As part of its strategic plan, the Group has launched a number of cost efficiency measures, including headcount reduction. This resulted in curtailment gains of CHF 11 million in 2022, curtailment losses of CHF 2 million in 2021 and curtailment gains of CHF 10 million in 2020. Additional costs of CHF 6 million, CHF 10 million and CHF 8 million in 2022, 2021 and 2020, respectively, related to the settlement of the pension obligation for employees in Switzerland whose employment has effectively been terminated or who have left the Group due to a sale of their business. Special termination benefit costs of CHF 7 million, CHF 16 million and CHF 8 million have been recognized in 2022, 2021 and 2020, respectively, relating to early retirements in Switzerland in the context of the cost efficiency measures.
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
US GAAP requires an employer to recognize the funded status of the defined benefit pension and other post-retirement defined benefit plans on the balance sheet. The funded status of these plans is determined as the difference between the fair value of plan assets and the PBO. The funded status may vary from year to year due to changes in the fair value of plan assets and variations of the PBO following changes in the underlying assumptions and membership data used to determine the PBO. In 2022 and 2021, the curtailments, settlements and special termination benefits in Switzerland, which impacted the PBO, related to the headcount reduction in the context of the cost efficiency measures.

Obligations and funded status of the plans
	Defined benefit pension plans				Other post-retirement defined benefit plan
	Switzerland		International		International
in / end of	2022	2021	2022	2021	2022	2021
PBO (CHF million) [1]
Beginning of the measurement period	16,055	16,102	3,032	3,482	140	156
Plan participant contributions	150	146	0	0	0	0
Service cost	242	224	17	16	0	0
Interest cost	41	10	59	51	3	2
Plan amendments	86	0	4	(4)	0	0
Settlements	(33)	(48)	(37)	(448)	0	0
Curtailments	(17)	8	0	0	0	0
Special termination benefits	7	16	0	0	0	0
Actuarial losses/(gains)	(1,975)	321	(907)	(100)	(27)	(14)
Benefit payments	(783)	(724)	(72)	(66)	(11)	(10)
Exchange rate losses/(gains)	0	0	(187)	101	2	6
End of the measurement period	13,773	16,055	1,909	3,032	107	140
Fair value of plan assets (CHF million)
Beginning of the measurement period	19,296	18,000	3,802	4,212	0	0
Actual return on plan assets	(1,565)	1,610	(1,132)	(45)	0	0
Employer contributions	266	312	17	17	11	10
Plan participant contributions	150	146	0	0	0	0
Settlements	(33)	(48)	(37)	(448)	0	0
Benefit payments	(783)	(724)	(72)	(66)	(11)	(10)
Exchange rate gains/(losses)	0	0	(262)	132	0	0
End of the measurement period	17,331	19,296	2,316	3,802	0	0
Funded status recognized (CHF million)
Funded status of the plan – overfunded/(underfunded)	3,558	3,241	407	770	(107)	(140)
Funded status recognized in the consolidated balance sheet as of December 31	3,558	3,241	407	770	(107)	(140)
Total amount recognized (CHF million)
Noncurrent assets	3,558	3,241	559	974	0	0
Current liabilities	0	0	(9)	(7)	(10)	(10)
Noncurrent liabilities	0	0	(143)	(197)	(97)	(130)
Net amount recognized in the consolidated balance sheet as of December 31	3,558	3,241	407	770	(107)	(140)
ABO (CHF million) [2]
End of the measurement period	13,523	15,275	1,887	3,001	107	140
1 Including estimated future salary increases.
2 Excluding estimated future salary increases.
The net amount recognized in the consolidated balance sheets as of December 31, 2022 and 2021 for the defined benefit pension plans was an overfunding of CHF 3,965 million and CHF 4,011 million, respectively.
The remeasurement loss on the Swiss pension plan recorded as of December 31, 2022 consisted of losses on the asset portfolio of CHF 2,004 million, partially offset by gains on the PBO of CHF 1,975 million due to changes in financial and demographic assumptions, primarily an increase in the discount rate. The remeasurement gain on the Swiss pension plan recorded as of December 31, 2021 consisted of gains on the asset portfolio of CHF 1,189 million, partially offset by losses on the PBO of CHF 321 million due to changes in financial and demographic assumptions, primarily an increase in the interest rate on savings balances.
The remeasurement loss on the international pension plans recorded as of December 31, 2022 consisted of losses on the asset portfolio of CHF 1,199 million, partially offset by gains on the PBO of CHF 907 million due to changes in financial and demographic assumptions, primarily an increase in the discount rate and updates on the membership data. The remeasurement loss on the international pension plans recorded as of December 31, 2021 consisted of losses on the asset portfolio of CHF 110 million, partially offset by gains on the PBO of CHF 100 million due to changes in financial and demographic assumptions, primarily an increase in the discount rate and updates on the membership data.

The settlements of CHF 448 million on the international plans recorded as of December 31, 2021 mainly related to settlements in the UK, reflecting an enhanced transfer value exercise, and settlements in the US, reflecting a partial sale of pension obligations sold to a third party insurer.
In 2023, the Group expects to contribute CHF 271 million to the Swiss pension plan, CHF 15 million to the international defined benefit pension plans and CHF 10 million to other post-retirement defined benefit plans.
PBO or ABO in excess of plan assets
The following table shows the aggregate PBO and ABO, as well as the aggregate fair value of plan assets for those plans with PBO in excess of plan assets and those plans with ABO in excess of plan assets as of December 31, 2022 and 2021, respectively.
Defined benefit pension plans in which PBO or ABO exceeded plan assets
	International
	PBO exceeds fair value of plan assets		ABO exceeds fair value of plan assets
December 31	2022	2021	2022	2021
PBO/ABO exceeded plan assets (CHF million)
PBO	820	412	157	403
ABO	804	387	142	380
Fair value of plan assets	669	208	6	200
There were no defined benefit pension plans in Switzerland in which the PBO or the ABO exceeded the plan assets.
Amounts recognized in AOCI and OCI
The following table shows the actuarial gains/(losses) and the prior service credits/(costs), which were recorded in AOCI and subsequently recognized as components of net periodic benefit costs.
Amounts recognized in AOCI, net of tax
	Defined benefit pension plans		Other post-retirement defined benefit plan		Total
end of	2022	2021	2022	2021	2022	2021
Amounts recognized in AOCI (CHF million)
Actuarial gains/(losses)	(2,635)	(2,678)	(6)	(27)	(2,641)	(2,705)
Prior service credits/(costs)	209	362	3	3	212	365
Total	(2,426)	(2,316)	(3)	(24)	(2,429)	(2,340)
The following table shows the changes in OCI due to actuarial gains/(losses), the prior service credits/(costs) recognized in AOCI during 2022 and 2021 as well as the amortization of the aforementioned items as components of net periodic benefit costs for these periods.

Amounts recognized in OCI
	Defined benefit pension plans			Other post-retirement defined benefit plan
in	Gross	Tax	Net	Gross	Tax	Net	Total net
2022 (CHF million)
Actuarial gains/(losses)	(321)	101	(220)	27	(7)	20	(200)
Prior service credits/(costs)	(90)	17	(73)	0	0	0	(73)
Amortization of actuarial losses/(gains)	289	(55)	234	1	0	1	235
Amortization of prior service costs/(credits)	(87)	19	(68)	0	0	0	(68)
Immediate recognition due to curtailment/settlement	23	(6)	17	0	0	0	17
Total	(186)	76	(110)	28	(7)	21	(89)
2021 (CHF million)
Actuarial gains/(losses)	858	(153)	705	14	(3)	11	716
Prior service credits/(costs)	4	(1)	3	0	0	0	3
Amortization of actuarial losses/(gains)	369	(67)	302	1	0	1	303
Amortization of prior service costs/(credits)	(120)	23	(97)	0	0	0	(97)
Immediate recognition due to curtailment/settlement	11	(5)	6	0	0	0	6
Total	1,122	(203)	919	15	(3)	12	931
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
The discount rates are determined based on yield curves, constructed from high-quality corporate bonds currently available and observable in the market and are expected to be available during the period to maturity of the pension benefits. In countries where there is no deep market in high-quality corporate bonds with longer durations, the best available market information, including governmental bond yields and risk premiums, is used to construct the yield curve. Credit Suisse uses the spot rate approach for valuations, whereby individual spot rates on the yield curve are applied to each year’s cash flow in measuring the plan’s benefit obligation as well as future service costs and interest costs. The assumption pertaining to salary increases is used to calculate the PBO, which is measured using an assumption as to future compensation levels. Credit Suisse estimates the future interest rate on savings balances taking into consideration actions and rates approved by the Board of Trustees of the Swiss pension plan and expected future changes in the interest rate environment. The expected long-term rate of return on plan assets assumption is applied to the market-related value of assets to calculate the expected return on plan assets as a component of the net periodic benefit costs. It is based on long-term expected returns, inflation, interest rates, risk premiums and the pension plan’s asset allocation. The estimates take into consideration historical asset category returns.
Weighted-average assumptions used to determine net periodic benefit costs and benefit obligation
	Defined benefit pension plans						Other post-retirement defined benefit plan
	Switzerland			International			International
December 31	2022	2021	2020	2022	2021	2020	2022	2021	2020
Net periodic benefit cost (%)
Discount rate - service costs	0.74	0.63	0.69	3.60	3.22	3.04	–	–	–
Discount rate - interest costs	0.26	0.06	0.13	2.16	1.62	2.39	2.23	1.74	2.77
Salary increases	1.50	1.50	1.50	3.33	2.98	2.84	–	–	–
Interest rate on savings balances	1.50	1.25	0.45	–	–	–	–	–	–
Expected long-term rate of return on plan assets	2.50	2.50	2.10	2.01	1.79	2.37	–	–	–
Benefit obligation (%)
Discount rate	2.14	0.56	0.40	4.77	2.15	1.67	5.18	2.89	2.55
Salary increases	1.50	1.50	1.50	3.20	3.33	2.98	–	–	–
Interest rate on savings balances	2.50	1.50	1.25	–	–	–	–	–	–

Mortality tables and life expectancies for major plans
			Life expectancy at age 65 for a male member currently				Life expectancy at age 65 for a female member currently
			aged 65		aged 45		aged 65		aged 45
December 31			2022	2021	2022	2021	2022	2021	2022	2021
Life expectancy (years)
Switzerland	BVG 2020 tables	[1]	21.7	21.7	23.4	23.3	23.5	23.4	25.1	25.0
UK	SAPS S3 light tables	[2]	23.5	23.5	24.8	24.7	25.1	25.0	26.5	26.4
US	Pri-2012 mortality tables	[3]	20.7	20.6	21.9	21.8	22.6	22.5	23.7	23.7
1 The BVG 2020 tables were used, which included CMI projections, with a long-term rate of improvement of 1.25% per annum.
2 102% of Self-Administered Pension Scheme (SAPS) S3 light tables were used, which included CMI projections, with a long-term rate of improvement of 1.25% per annum.
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
The following table provides an overview of the assumed health care cost trend rates.
Health care cost trend rates
in / end of	2022	2021	2020
Health care cost trend rate (%)
Annual weighted-average health care cost trend rate [1]	6.3	6.5	7.0
1 The annual health care cost trend rate is assumed to decrease gradually to achieve the long-term health care cost trend rate of 4.5% by 2030.
The annual health care cost trend rate used to determine the net periodic defined benefit costs for 2023 is 6.3%.
Plan assets and investment strategy
Plan assets, which are assets that have been segregated and restricted to provide for plan benefits, are measured at their fair value as of the measurement date.
The Swiss defined benefit pension plan employs a total return investment approach, whereby a diversified mix of debt and equity securities, real estate and alternative investments is used to maximize the long-term return of plan assets while incurring a prudent level of risk. The international plans employ asset liability matching strategies, where the portfolios are mostly invested in debt securities with maturity profiles similar to that of the pension plans’ expected future cash flows, with the aim of minimizing interest rate and inflation risk. Risk tolerance is established through careful consideration of plan liabilities, plan funded status and corporate financial conditions. Investment risk is measured and monitored on an ongoing basis through periodic asset/liability studies and investment portfolio reviews.
As of December 31, 2022 and 2021, the total fair value of Group debt securities included in plan assets of the Group’s defined benefit pension plans was CHF 6 million and CHF 5 million, respectively, and the total fair value of Group equity securities and options was CHF 2 million and CHF 3 million, respectively.
Fair value hierarchy of plan assets
> Refer to “Fair value measurement” in Note 36 – Financial instruments for discussion of the fair value hierarchy.
Fair value of plan assets
The following tables present the plan assets measured at fair value on a recurring basis as of December 31, 2022 and 2021 for the Group’s defined benefit pension plans.

Plan assets measured at fair value on a recurring basis
	2022						2021
end of	Level 1	Level 2		Level 3	Assets measured at net asset value per share	Total	Level 1	Level 2		Level 3	Assets measured at net asset value per share	Total
Plan assets at fair value (CHF million)
Cash and cash equivalents	235	0		0	0	235	313	0		0	0	313
Debt securities	0	7,535		0	0	7,535	0	6,315		0	469	6,784
of which corporates	0	7,535		0	0	7,535	0	6,315		0	469	6,784
Equity securities	0	2,799		0	0	2,799	0	5,264		0	0	5,264
Real estate	0	2,125		1,568	0	3,693	0	2,040		1,514	0	3,554
of which direct	0	0		1,568	0	1,568	0	0		1,514	0	1,514
of which indirect	0	2,125		0	0	2,125	0	2,040		0	0	2,040
Alternative investments	167	309		0	2,593	3,069	491	327		0	2,563	3,381
of which private equity	0	0		0	2,526	2,526	0	0		0	2,431	2,431
of which hedge funds	0	0		0	0	0	0	221		0	0	221
of which other	167	309		0	67	543	491	106		0	132	729
Switzerland	402	12,768		1,568	2,593	17,331	804	13,946		1,514	3,032	19,296
Cash and cash equivalents	28	90		0	0	118	9	101		0	0	110
Debt securities	1,222	522		0	326	2,070	2,328	769		0	434	3,531
of which governments	1,222	44		0	0	1,266	2,328	4		0	0	2,332
of which corporates	0	478		0	326	804	0	765		0	434	1,199
Equity securities	0	61		0	45	106	0	44		0	57	101
Alternative investments	0	(59)		0	0	(59)	0	(27)		0	0	(27)
of which other	0	(59)	[1]	0	0	(59)	0	(27)	[1]	0	0	(27)
Other investments	0	81		0	0	81	0	87		0	0	87
International	1,250	695		0	371	2,316	2,337	974		0	491	3,802
Total plan assets at fair value	1,652	13,463		1,568	2,964	19,647	3,141	14,920		1,514	3,523	23,098
The Swiss pension fund uses exchange-traded futures and swaps to manage the economic exposure of the portfolio. These futures and swaps decreased the economic exposure to cash and cash equivalents by CHF 223 million and CHF 59 million in 2022 and 2021, respectively, increased the economic exposure to debt securities – corporate bonds by CHF 121 million and CHF 245 million in 2022 and 2021, respectively, increased/(decreased) the economic exposure to equity securities by CHF 21 million and CHF (186) million in 2022 and 2021, respectively, and increased the economic exposure to alternative investments - other by CHF 81 million in 2022.

1 Primarily related to derivative instruments.
Plan assets measured at fair value on a recurring basis for level 3
				Actual return on plan assets
	Balance at beginning of period	Transfers in	Transfers out	On assets still held at reporting date	On assets sold during the period	Purchases, sales, settlements	Foreign currency translation impact	Balance at end of period
2022 (CHF million)
Real estate	1,514	0	0	49	0	5	0	1,568
of which direct	1,514	0	0	49	0	5	0	1,568
Total plan assets at fair value	1,514	0	0	49	0	5	0	1,568
of which Switzerland	1,514	0	0	49	0	5	0	1,568
2021 (CHF million)
Real estate	1,444	0	0	65	0	5	0	1,514
of which direct	1,444	0	0	65	0	5	0	1,514
Total plan assets at fair value	1,444	0	0	65	0	5	0	1,514
of which Switzerland	1,444	0	0	65	0	5	0	1,514

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

Plan asset allocation
The following table shows the plan asset allocation as of the measurement date calculated based on the fair value at that date.
Plan asset allocation
	Switzerland		International
December 31	2022	2021	2022	2021
Weighted-average (%)
Cash and cash equivalents	1.4	1.6	5.1	2.9
Debt securities	43.4	35.2	89.4	92.9
Equity securities	16.2	27.3	4.5	2.6
Real estate	21.3	18.4	0.0	0.0
Alternative investments	17.7	17.5	(2.5)	(0.7)
Insurance	0.0	0.0	3.5	2.3
Total	100.0	100.0	100.0	100.0
The following table shows the target plan asset allocation for 2023 in accordance with the Group’s investment strategy.
2023 target plan asset allocation
	Switzerland	International
Weighted-average (%)
Cash and cash equivalents	3.0	1.1
Debt securities	40.5	91.7
Equity securities	20.5	3.7
Real estate	24.0	0.0
Alternative investments	12.0	0.0
Insurance	0.0	3.5
Total	100.0	100.0
Estimated future benefit payments
The following table shows the estimated future benefit payments for defined benefit pension and other post-retirement defined benefit plans.
Estimated future benefit payments
	Defined benefit pension plans	Other post-retirement defined benefit plan
Payments (CHF million)
2023	1,343	10
2024	1,067	10
2025	1,055	10
2026	1,035	9
2027	1,014	9
For five years thereafter	4,679	36

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
Cash flow hedges
The Group hedges the variability in interest cash flows mainly on mortgages, loans and reverse repurchase agreements by using interest rate swaps to convert variable rate assets to fixed rates. Further, the Group uses foreign currency forwards to hedge the foreign currency risk associated with certain forecasted transactions. As of the end of 2022, the maximum length of time over which the Group hedged its exposure to the variability in future cash flows for forecasted transactions, excluding those forecasted transactions related to the payment of variable interest on existing financial instruments, was 12 months.
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
> Refer to “Note 36 – Financial instruments” for further information.
Fair value of derivative instruments
	Trading			Hedging			[1]
end of 2022	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)
Derivative instruments (CHF billion)
Forwards and forward rate agreements	2,088.2	1.7	1.7	0.0	0.0	0.0
Swaps	9,128.3	23.4	21.7	135.7	0.1	1.8
Options bought and sold (OTC)	644.4	8.2	8.6	0.0	0.0	0.0
Futures	144.9	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	35.9	0.0	0.0	0.0	0.0	0.0
Interest rate products	12,041.7	33.3	32.0	135.7	0.1	1.8
Forwards	701.4	8.7	10.0	17.7	0.1	0.2
Swaps	334.9	14.3	13.5	0.0	0.0	0.0
Options bought and sold (OTC)	167.5	2.5	2.7	0.0	0.0	0.0
Futures	4.1	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	2.8	0.0	0.0	0.0	0.0	0.0
Foreign exchange products	1,210.7	25.5	26.2	17.7	0.1	0.2
Forwards	0.3	0.0	0.0	0.0	0.0	0.0
Swaps	22.8	0.9	0.7	0.0	0.0	0.0
Options bought and sold (OTC)	181.4	5.2	7.5	0.0	0.0	0.0
Futures	42.0	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	469.3	18.9	18.5	0.0	0.0	0.0
Equity/index-related products	715.8	25.0	26.7	0.0	0.0	0.0
Credit derivatives [2]	352.0	3.2	3.4	0.0	0.0	0.0
Forwards	6.9	0.1	0.1	0.0	0.0	0.0
Swaps	9.5	0.7	0.4	0.0	0.0	0.0
Options bought and sold (OTC)	8.8	0.1	0.1	0.0	0.0	0.0
Futures	12.6	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	2.7	0.1	0.0	0.0	0.0	0.0
Other products [3]	40.5	1.0	0.6	0.0	0.0	0.0
Total derivative instruments	14,360.7	88.0	88.9	153.4	0.2	2.0
The notional amount, PRV and NRV (trading and hedging) was CHF 14,514.1 billion, CHF 88.2 billion and CHF 90.9 billion, respectively, as of December 31, 2022.
1 Relates to derivative contracts that qualify for hedge accounting under US GAAP.
2 Primarily credit default swaps.
3 Primarily precious metals, commodity and energy products.

Fair value of derivative instruments (continued)
	Trading						Hedging			[1]
end of 2021	Notional amount		Positive replacement value (PRV)		Negative replacement value (NRV)		Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)
Derivative instruments (CHF billion)
Forwards and forward rate agreements	1,736.0		0.9		0.9		0.0	0.0	0.0
Swaps	8,810.0		36.8		33.0		131.4	0.4	0.2
Options bought and sold (OTC)	779.0		11.5		10.9		0.0	0.0	0.0
Futures	144.5		0.0		0.0		0.0	0.0	0.0
Options bought and sold (exchange-traded)	71.6		0.1		0.0		0.0	0.0	0.0
Interest rate products	11,541.1		49.3		44.8		131.4	0.4	0.2
Forwards	1,052.9		7.6		8.2		21.1	0.1	0.1
Swaps	345.3		11.3		12.4		0.0	0.0	0.0
Options bought and sold (OTC)	235.4	[2]	2.9	[2]	3.1	[2]	0.0	0.0	0.0
Futures	10.3		0.0		0.0		0.0	0.0	0.0
Options bought and sold (exchange-traded)	1.6		0.0		0.0		0.0	0.0	0.0
Foreign exchange products	1,645.5		21.8		23.7		21.1	0.1	0.1
Forwards	0.9		0.1		0.0		0.0	0.0	0.0
Swaps	94.7		1.4		2.6		0.0	0.0	0.0
Options bought and sold (OTC)	243.9		11.1		12.5		0.0	0.0	0.0
Futures	46.3		0.0		0.0		0.0	0.0	0.0
Options bought and sold (exchange-traded)	535.8		22.9		21.5		0.0	0.0	0.0
Equity/index-related products	921.6		35.5		36.6		0.0	0.0	0.0
Credit derivatives [3]	506.8		5.0		6.3		0.0	0.0	0.0
Forwards	9.9		0.2		0.1		0.0	0.0	0.0
Swaps	12.0		1.1		0.4		0.0	0.0	0.0
Options bought and sold (OTC)	11.1		0.2		0.1		0.0	0.0	0.0
Futures	11.1		0.0		0.0		0.0	0.0	0.0
Options bought and sold (exchange-traded)	9.2		0.1		0.1		0.0	0.0	0.0
Other products [4]	53.3		1.6		0.7		0.0	0.0	0.0
Total derivative instruments	14,668.3		113.2		112.1		152.5	0.5	0.3
The notional amount, PRV and NRV (trading and hedging) was CHF 14,820.8 billion, CHF 113.7 billion and CHF 112.4 billion, respectively, as of December 31, 2021.
1 Relates to derivative contracts that qualify for hedge accounting under US GAAP.
2 Prior period has been revised.
3 Primarily credit default swaps.
4 Primarily precious metals, commodity and energy products.
Gains or (losses) on fair value hedges
in	2022	2021	2020
Interest rate products (CHF million)
Hedged items [1]	5,346	1,673	(1,679)
Derivatives designated as hedging instruments [1]	(5,020)	(1,597)	1,564
The accrued interest on fair value hedges is recorded in net interest income and is excluded from this table.
1 Included in net interest income.

Hedged items in fair value hedges
	2022					2021
	Hedged items					Hedged items
end of	Carrying amount	Hedging adjustments	[1]	Discontinued hedges	[2]	Carrying amount	Hedging adjustments	[1]	Discontinued hedges	[2]
Assets (CHF billion)
Investment securities	0.8	(0.1)		0.0		0.8	0.0		0.0
Net loans	29.0	(1.3)		(0.7)		16.6	(0.2)		0.2
Liabilities (CHF billion)
Long-term debt	77.2	(1.2)		(4.9)		69.4	(0.2)		0.8
1 Relates to the cumulative amount of fair value hedging adjustments included in the carrying amount.
2 Relates to the cumulative amount of fair value hedging adjustments remaining for any hedged items for which hedge accounting has been discontinued.
Cash flow hedges
in	2022	2021	2020
Interest rate products (CHF million)
Gains/(losses) recognized in AOCI on derivatives	(474)	(314)	134
Gains/(losses) reclassified from AOCI into interest and dividend income	1,018	7	(70)
Foreign exchange products (CHF million)
Gains/(losses) recognized in AOCI on derivatives	(56)	(9)	(33)
Trading revenues	0	0	(30)
Total other operating expenses	(60)	34	(2)
Gains/(losses) reclassified from AOCI into income	(60)	34	(32)
Gains/(losses) excluded from the assessment of effectiveness reported in trading revenues [1]	0	0	1
1 Relates to the forward points of a foreign currency forward.
The net loss associated with cash flow hedges expected to be reclassified from AOCI within the next 12 months was CHF 538 million.
Net investment hedges
in	2022	2021	2020
Foreign exchange products (CHF million)
Gains/(losses) recognized in the cumulative translation adjustments section of AOCI	(12)	47	458
Gains/(losses) reclassified from the cumulative translation adjustments section of AOCI into other revenues	0	0	10
The Group includes all derivative instruments not included in hedge accounting relationships in its trading activities.
> Refer to “Note 7 – Trading revenues” for gains and losses on trading activities by product type.
Disclosures relating to contingent credit risk
Certain of the Group’s derivative instruments contain provisions that require the maintenance of contractually specified credit ratings from each of the major credit rating agencies. If the ratings fall below the level specified in the contract, the counterparties to the agreement could request payment of additional collateral on those derivative instruments that are in a net liability position. Certain of the derivative contracts also provide for termination of the contract, generally upon a downgrade of the contractually specified credit ratings. Such derivative contracts are reflected at close-out costs.
The following table provides the Group’s current net exposure from contingent credit risk relating to derivative contracts with bilateral counterparties and SPEs that include credit support agreements, the related collateral posted and the additional collateral that could be called by counterparties in the event of a one, two or three-notch downgrade in the contractually specified credit ratings. The table also includes derivative contracts with contingent credit risk features without credit support agreements that have accelerated termination event conditions. The current net exposure for derivative contracts with bilateral counterparties and contracts with accelerated termination event conditions is the aggregate fair value of derivative instruments that were in a net liability position. For SPEs, the current net exposure is the contractual amount that is used to determine the collateral payable in the event of a downgrade. The contractual amount could include both the NRV and a percentage of the notional value of the derivative.

Contingent credit risk
	2022				2021
end of	Bilateral counterparties	Special purpose entities	Accelerated terminations	Total	Bilateral counterparties	Special purpose entities	Accelerated terminations	Total
Contingent credit risk (CHF billion)
Current net exposure	1.2	0.1	0.1	1.4	2.3	0.0	0.3	2.6
Collateral posted	1.0	0.1	–	1.1	1.9	0.0	–	1.9
Impact of a one-notch downgrade event	0.4	0.0	0.1	0.5	0.1	0.0	0.0	0.1
Impact of a two-notch downgrade event	0.5	0.1	0.2	0.8	0.2	0.0	0.0	0.2
Impact of a three-notch downgrade event	0.5	0.1	0.2	0.8	0.7	0.0	0.1	0.8
The impact of a downgrade event reflectes the amount of additional collateral required for bilateral counterparties and special purpose entities and the amount of additional termination expenses for accelerated terminations, respectively. Excludes contracts with specified conditions and clauses which, when triggered, would result in a receivable position for the Group.

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
Total return swaps (TRS) of CHF 5.9 billion and CHF 12.0 billion as of December 31, 2022 and 2021, respectively, were also excluded because a TRS does not expose the seller to potential loss from credit risk-related events specified in the contract. A TRS only provides protection against a loss in asset value and not against additional amounts as a result of specific credit events.
Credit protection sold/purchased
	2022							2021
end of	Credit protection sold	Credit protection purchased	[1]	Net credit protection (sold)/ purchased	Other protection purchased		Fair value of credit protection sold	Credit protection sold	Credit protection purchased	[1]	Net credit protection (sold)/ purchased	Other protection purchased		Fair value of credit protection sold
Single-name instruments (CHF billion)
Investment grade [2]	(52.8)	48.6		(4.2)	10.6		0.2	(60.2)	55.6		(4.6)	10.1		0.6
Non-investment grade	(22.3)	20.7		(1.6)	4.9		(0.2)	(31.5)	28.9		(2.6)	7.9		0.4
Total single-name instruments	(75.1)	69.3		(5.8)	15.5		0.0	(91.7)	84.5		(7.2)	18.0		1.0
of which sovereign	(12.8)	11.3		(1.5)	4.4		(0.1)	(13.5)	12.2		(1.3)	4.0		(0.1)
of which non-sovereign	(62.3)	58.0		(4.3)	11.1		0.1	(78.2)	72.3		(5.9)	14.0		1.1
Multi-name instruments (CHF billion)
Investment grade [2]	(54.3)	50.8		(3.5)	8.9		0.1	(102.9)	96.0		(6.9)	20.2		0.7
Non-investment grade	(30.9)	28.4		(2.5)	9.5	[3]	(0.6)	(35.7)	33.2		(2.5)	12.6	[3]	(0.5)
Total multi-name instruments	(85.2)	79.2		(6.0)	18.4		(0.5)	(138.6)	129.2		(9.4)	32.8		0.2
of which non-sovereign	(85.2)	79.2		(6.0)	18.4		(0.5)	(138.6)	129.2		(9.4)	32.8		0.2
Total instruments (CHF billion)
Investment grade [2]	(107.1)	99.4		(7.7)	19.5		0.3	(163.1)	151.6		(11.5)	30.3		1.3
Non-investment grade	(53.2)	49.1		(4.1)	14.4		(0.8)	(67.2)	62.1		(5.1)	20.5		(0.1)
Total instruments	(160.3)	148.5		(11.8)	33.9		(0.5)	(230.3)	213.7		(16.6)	50.8		1.2
of which sovereign	(12.8)	11.3		(1.5)	4.4		(0.1)	(13.5)	12.2		(1.3)	4.0		(0.1)
of which non-sovereign	(147.5)	137.2		(10.3)	29.5		(0.4)	(216.8)	201.5		(15.3)	46.8		1.3
1 Represents credit protection purchased with identical underlyings and recoveries.
2 Based on internal ratings of BBB and above.
3 Includes synthetic securitized loan portfolios.

The following table reconciles the notional amount of credit derivatives included in the table “Fair value of derivative instruments” to the table “Credit protection sold/purchased”.
Credit derivatives
end of	2022	2021
Credit derivatives (CHF billion)
Credit protection sold	160.3	230.3
Credit protection purchased	148.5	213.7
Other protection purchased	33.9	50.8
Other instruments [1]	9.3	12.0
Total credit derivatives	352.0	506.8
1 Consists of total return swaps and other derivative instruments.
The segregation of the future payments by maturity range and underlying risk gives an indication of the current status of the potential for performance under the derivative contracts.
Maturity of credit protection sold
end of	Maturity less than 1 year	Maturity between 1 to 5 years	Maturity greater than 5 years	Total
2022 (CHF billion)
Single-name instruments	10.0	61.8	3.3	75.1
Multi-name instruments	6.5	71.5	7.2	85.2
Total instruments	16.5	133.3	10.5	160.3
2021 (CHF billion)
Single-name instruments	14.4	73.6	3.7	91.7
Multi-name instruments	39.9	88.3	10.4	138.6
Total instruments	54.3	161.9	14.1	230.3
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
Guarantees
end of	Maturity less than 1 year	Maturity between 1 to 3 years	Maturity between 3 to 5 years	Maturity greater than 5 years	Total gross amount	Total net amount	[1]	Carrying value	Collateral received
2022 (CHF million)
Credit guarantees and similar instruments	2,257	451	127	471	3,306	3,193		22	2,068
Performance guarantees and similar instruments	4,280	1,750	729	513	7,272	6,527		61	3,778
Derivatives [2]	2,646	1,702	520	374	5,242	5,242		101	–
Other guarantees	4,455	859	182	1,144	6,640	6,640		56	3,292
Total guarantees	13,638	4,762	1,558	2,502	22,460	21,602		240	9,138
2021 (CHF million)
Credit guarantees and similar instruments	2,124	1,049	197	561	3,931	3,874		25	2,014
Performance guarantees and similar instruments	3,982	2,253	555	528	7,318	6,299		40	3,605
Derivatives [2]	5,374	2,567	561	419	8,921	8,921		289	–
Other guarantees	4,012	1,040	307	1,151	6,510	6,469		71	3,789
Total guarantees	15,492	6,909	1,620	2,659	26,680	25,563		425	9,408
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
Deposit-taking banks and securities dealers in Switzerland and certain other European countries are required to ensure the payout of protected deposits in case of specified restrictions or compulsory liquidation of a deposit-taking bank. In Switzerland, deposit-taking banks and securities dealers jointly guaranteed an amount of up to CHF 6 billion under the regulation applicable until December 31, 2022. Upon occurrence of a payout event triggered by a specified restriction of business imposed by FINMA or by the compulsory liquidation of another deposit-taking bank, the Group’s contribution will be calculated based on its share of privileged deposits in proportion to total privileged deposits. Based on FINMA’s estimate for the Group’s banking subsidiaries in Switzerland, the Group’s share in the deposit insurance guarantee program for the period July 1, 2022 to December 31, 2022 was CHF 0.5 billion. These deposit insurance guarantees were reflected in other guarantees.

On January 1, 2023, a partial revision of the Swiss Federal Law on Banks and Savings Banks (Bank Law) became effective, which included changes to the Swiss deposit insurance guarantee program. Under the revised program, among other changes, the jointly guaranteed amount is now determined as the higher of CHF 6 billion or 1.6% of all protected deposits. The Group’s respective share will be approximately CHF 0.6 billion for the period January 1 to June 30, 2023, as per notifications from the administrator of the Swiss deposit insurance program to the Group’s Swiss bank subsidiaries. With a transition period until November 30, 2023, banks will have to provide half of the maximum payment obligation as collateral to the administrator of the Swiss deposit insurance program, while the other half will remain subject to the bank’s liquidity requirements and will be reflected in other guarantees. Collateral will have to be provided to the Swiss National Bank (SNB) or the SIX Swiss Exchange in the form of high quality liquid securities or Swiss franc cash deposits or to the administrator of the Swiss deposit insurance program in the form of a loan.
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
Other commitments
Other commitments include contracts that require the Group to make payments should a third party fail to do so under a specified future credit obligation, such as commitments arising from deferred payment letters of credit, e.g., with re-insurance clients. Other commitments also include private equity commitments, firm commitments in underwriting securities as well as commitments from acceptances in circulation and liabilities for call and put options on shares and other equity instruments.
Other commitments
end of	Maturity less than 1 year	Maturity between 1 to 3 years	Maturity between 3 to 5 years	Maturity greater than 5 years	Total gross amount	Total net amount	[1]
2022 (CHF million)
Irrevocable commitments under documentary credits	3,378	41	0	1	3,420	3,233
Irrevocable loan commitments [2]	19,272	33,512	44,563	14,782	112,129	108,118
Forward reverse repurchase agreements	1,021	0	0	0	1,021	1,021
Other commitments	212	16	2	268	498	498
Total other commitments	23,883	33,569	44,565	15,051	117,068	112,870
2021 (CHF million)
Irrevocable commitments under documentary credits	4,796	116	0	0	4,912	4,602
Irrevocable loan commitments [2]	22,959	44,143	43,848	11,609	122,559	118,281
Forward reverse repurchase agreements	466	0	0	0	466	466
Other commitments	121	16	11	248	396	396
Total other commitments	28,342	44,275	43,859	11,857	128,333	123,745
1 Total net amount is computed as the gross amount less any participations.
2
Irrevocable loan commitments did not include a total gross amount of CHF 129,165 million and CHF 143,992 million of unused credit limits as of the end of 2022 and 2021 respectively, which were revocable at the Group's sole discretion upon notice to the client.

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
Gains and losses on securitization transactions depend, in part, on the carrying values of mortgages and loans involved in the transfer and are allocated between the assets sold and any beneficial interests retained according to the relative fair values at the date of sale. Since the Group generally accounts for assets pending transfer, i.e., prior to securitization, at fair value, the Group does not typically recognize significant gains or losses upon the transfer of assets.
The Group does not retain material servicing responsibilities from securitization activities.
The following table provides the gains or losses and proceeds from the transfer of assets relating to 2022, 2021 and 2020 securitizations of financial assets that qualify for sale accounting and subsequent derecognition, along with the cash flows between the Group and the SPEs used in any securitizations in which the Group still has continuing involvement, regardless of when the securitization occurred.
Securitizations
in	2022	2021	2020
Gains/(losses) and cash flows (CHF million)
CMBS
Net gain/(loss) [1]	6	(7)	85
Proceeds from transfer of assets [2]	3,401	3,525	9,209
Cash received on interests that continue to be held	49	42	52
RMBS
Net gain/(loss) [1]	(2)	70	32
Proceeds from transfer of assets [3]	7,534	37,048	23,358
Purchases of previously transferred financial assets or its underlying collateral	0	(1,604)	0
Servicing fees	24	2	2
Cash received on interests that continue to be held	675	1,088	864
Other asset-backed financings
Net gain [1]	16	65	105
Proceeds from transfer of assets [4]	6,740	12,129	9,564
Purchases of previously transferred financial assets or its underlying collateral	(1,479)	(1,323)	(1,606)
Fees [5]	192	165	148
Cash received on interests that continue to be held	153	14	17
1
Includes primarily underwriting revenues, deferred origination fees and gains or losses on the sale of newly issued securities to third parties, but excludes net interest income on assets prior to the securitization.

2 Included the receipt of non-cash beneficial interests (including risk retention securities) of CHF 512 million, CHF 180 million and CHF 161 million in 2022, 2021 and 2020, respectively.
3 Included the receipt of non-cash beneficial interests (including risk retention securities) of CHF 1,081 million, CHF 3,072 million and CHF 3,030 million in 2022, 2021 and 2020, respectively.
4 Included the receipt of non-cash beneficial interests (including risk retention securities) of CHF 168 million, CHF 54 million and CHF 9 million in 2022, 2021 and 2020, respectively.
5 Represents primarily management fees and performance fees earned for investment management services provided to managed CLOs.
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
The Group’s exposure resulting from continuing involvement in transferred financial assets is generally limited to beneficial interests typically held by the Group in the form of instruments issued by SPEs that are senior, subordinated or residual tranches. These instruments are held by the Group typically in connection with its underwriting and market-making activities, primarily reflecting risk retention requirements applicable to certain securitization activities, and are included in trading assets in the consolidated balance sheets. Any changes in the fair value of these beneficial interests are recognized in the consolidated statements of operations.
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
The following table provides the outstanding principal balance of assets to which the Group continued to be exposed after the transfer of the financial assets to SPEs and the total assets of the SPEs as of December 31, 2022 and 2021, regardless of when the transfer of assets occurred.
Principal amounts outstanding and total assets of SPEs resulting from continuing involvement
end of	2022	2021
CHF million
CMBS
Principal amount outstanding	17,193	15,428
Total assets of SPEs	24,625	23,205
RMBS
Principal amount outstanding	41,552	56,990
Total assets of SPEs	41,552	56,990
Other asset-backed financings
Principal amount outstanding	21,939	24,856
Total assets of SPEs	54,609	57,797
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

Key economic assumptions at the time of transfer
> Refer to “Fair value measurement” in Note 36 – Financial instruments for further information on the fair value hierarchy.
Key economic assumptions used in measuring fair value of beneficial interests at time of transfer
	2022							2021							2020
at time of transfer, in			CMBS				RMBS			CMBS				RMBS			CMBS				RMBS
CHF million, except where indicated
Fair value of beneficial interests			486				847			196				2,594			342				2,692
of which level 2			415				762			170				2,126			305				2,398
of which level 3			71				85			26				468			37				294
Weighted-average life, in years			4.1				9.5			5.2				5.3			6.4				3.8
Prepayment speed assumption (rate per annum), in % [1]			–	[2]	5.0	–	22.2			–	[2]	3.0	–	37.7			–	[2]	1.0	–	47.0
Cash flow discount rate (rate per annum), in % [3]	3.5	–	15.7		2.8	–	53.8	1.8	–	5.0		1.0	–	33.4	1.4	–	20.9		0.2	–	40.8
Expected credit losses (rate per annum), in % [4]	2.7	–	5.6		1.3	–	49.8	0.9	–	4.3		0.1	–	32.5	1.9	–	8.6		1.6	–	22.9
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
Key economic assumptions as of the reporting date
The following table provides the sensitivity analysis of key economic assumptions used in measuring the fair value of beneficial interests held in SPEs as of December 31, 2022 and 2021.
Key economic assumptions used in measuring fair value of beneficial interests held in SPEs
	2022											2021
end of			CMBS	[1]			RMBS			Other asset- backed financing activities	[2]			CMBS	[1]			RMBS			Other asset- backed financing activities	[2]
CHF million, except where indicated
Fair value of beneficial interests			517				1,050			519				281				2,310			402
of which non-investment grade			111				137			34				55				370			27
Weighted-average life, in years			2.8				9.0			5.1				3.9				4.7			5.5
Prepayment speed assumption (rate per annum), in % [3]			–		2.4	–	21.4			–				–		5.1	–	41.9			–
Impact on fair value from 10% adverse change			–				(16.5)			–				–				(31.1)			–
Impact on fair value from 20% adverse change			–				(32.7)			–				–				(59.8)			–
Cash flow discount rate (rate per annum), in % [4]	5.4	–	42.1		4.4	–	29.6	4.1	–	41.9		1.7	–	50.7		0.7	–	35.5	0.3	–	14.7
Impact on fair value from 10% adverse change			(8.2)				(41.6)			(10.5)				(3.5)				(38.1)			(4.9)
Impact on fair value from 20% adverse change			(16.1)				(79.6)			(20.5)				(6.8)				(73.3)			(9.7)
Expected credit losses (rate per annum), in % [5]	1.1	–	29.2		1.5	–	25.5	0.5	–	37.9		0.6	–	8.4		0.4	–	34.2	0.7	–	13.3
Impact on fair value from 10% adverse change			(4.6)				(19.7)			(5.7)				(2.5)				(28.5)			(4.3)
Impact on fair value from 20% adverse change			(9.1)				(38.2)			(11.1)				(4.9)				(54.8)			(8.4)
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
Transfers of financial assets where sale treatment was not achieved
The following table provides the carrying amounts of transferred financial assets and the related liabilities where sale treatment was not achieved as of December 31, 2022 and 2021.
> Refer to “Note 37 – Assets pledged and collateral” for further information.
Carrying amounts of transferred financial assets and liabilities where sale treatment was not achieved
end of	2022	2021
CHF million
RMBS
Other assets	0	257
Liability to SPEs, included in other liabilities	0	(257)
Other asset-backed financings
Trading assets	366	557
Other assets	154	200
Liability to SPEs, included in other liabilities	(520)	(757)
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
The following tables provide the gross obligation relating to securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral by the class of collateral pledged and by remaining contractual maturity as of December 31, 2022 and 2021.
Securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral – by class of collateral pledged
end of	2022	2021
CHF billion
Government debt securities	17.0	15.9
Corporate debt securities	6.9	9.6
Asset-backed securities	0.9	4.6
Equity securities	0.2	0.5
Other	5.1	5.6
Securities sold under repurchase agreements	30.1	36.2
Government debt securities	0.2	13.9
Corporate debt securities	0.3	0.3
Asset-backed securities	0.2	0.3
Equity securities	0.1	1.0
Other	0.1	0.2
Securities lending transactions	0.9	15.7
Government debt securities	1.2	3.6
Corporate debt securities	0.4	0.6
Asset-backed securities	0.1	0.0
Equity securities	1.3	10.8
Obligation to return securities received as collateral, at fair value	3.0	15.0
Total	34.0	66.9

Securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral – by remaining contractual maturity
			Remaining contractual maturities
end of	No stated maturity	[1]	Up to 30 days	[2]	31–90 days	More than 90 days	Total
2022 (CHF billion)
Securities sold under repurchase agreements	4.0		12.7		5.9	7.5	30.1
Securities lending transactions	0.5		0.2		0.0	0.2	0.9
Obligation to return securities received as collateral, at fair value	3.0		0.0		0.0	0.0	3.0
Total	7.5		12.9		5.9	7.7	34.0
2021 (CHF billion)
Securities sold under repurchase agreements	5.2		15.7		6.0	9.3	36.2
Securities lending transactions	2.3		1.7		1.6	10.1	15.7
Obligation to return securities received as collateral, at fair value	15.0		0.0		0.0	0.0	15.0
Total	22.5		17.4		7.6	19.4	66.9
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
The overall average maturity of Alpine’s outstanding CP was approximately 249 days as of December 31, 2022, Alpine’s CP had exposures mainly in reverse repurchase agreements with a Group entity, solar loans and leases, consumer loans and car loans and leases.
The Group’s financial commitment to this CP conduit consists of obligations under liquidity agreements. The liquidity agreements are asset-specific arrangements, which require the Group to provide short-term financing to the CP conduit or to purchase assets from the CP conduit in certain circumstances, including, but not limited to, a lack of liquidity in the CP market such that the CP conduit cannot refinance its obligations or a default of an underlying asset. In such circumstances, the Group may be viewed as the primary beneficiary of specified assets referenced under liquidity agreements, resulting in consolidation of specified assets, which are included as part of the consolidated VIEs table. The asset-specific credit enhancements provided by the client seller of the assets remain unchanged as a result of such a purchase. In entering into such agreements, the Group reviews the credit risk associated with these transactions on the same basis that would apply to other extensions of credit.
The Group enters into liquidity facilities with CP conduits administrated and sponsored by third parties. These third-party CP conduits are considered to be VIEs for accounting purposes. The Group is not the primary beneficiary and generally does not consolidate these third-party CP conduits. The Group’s financial commitment to these third-party CP conduits consists of obligations under liquidity agreements. The liquidity agreements are asset-specific arrangements, which require the Group to provide short-term financing to the third-party CP conduits or to purchase assets from these CP conduits in certain circumstances, including, but not limited to, a lack of liquidity in the CP market such that the CP conduits cannot refinance their obligations or a default of an underlying asset. As of December 31, 2022, certain liquidity facilities with third-party CP conduits referenced groups of specified assets and liabilities within a VIE for which the Group is the primary beneficiary which required consolidation. The asset-specific credit enhancements, if any, provided by the client seller of the assets remain unchanged as a result of such a purchase. In entering into such agreements, the Group reviews the credit risk associated with these transactions on the same basis that would apply to other extensions of credit. In some situations, the Group can enter into liquidity facilities with these third-party CP conduits through Alpine.
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
The activities that have the most significant impact on the securitization vehicle are the decisions relating to defaulted loans, which are controlled by the servicer. The party that controls the servicing has the ability to make decisions that significantly affect the result of the activities of the securitization vehicle. If a securitization vehicle has multiple parties that control servicing over specific assets, the Group determines it has power when it has control over the servicing of greater than 50% of the assets in the securitization vehicle. When a servicer or its related party also has an economic interest that has the potential to absorb a significant portion of the gains and/or losses, it will be deemed the primary beneficiary and consolidate the vehicle. If the Group determines that it controls the relevant servicing, it then determines if it has the obligation to absorb losses from, or the right to receive benefits of, the securitization vehicle that could potentially be significant to the vehicle, primarily by evaluating the amount and nature of securities issued by the vehicle that it holds. Factors considered in this analysis include the level of subordination of the securities held as well as the size of the position, based on the percentage of the class of securities and the total deal classes of securities issued. The more subordinated the level of securities held, the more likely it is that the Group will be the primary beneficiary. This consolidation analysis is performed each reporting period based on changes in inventory and the levels of assets remaining in the securitization. The Group typically consolidates securitization vehicles when it is the servicer and has holdings stemming from its role as underwriter. Short-term market-making holdings in vehicles are not typically considered to be potentially significant for the purposes of this assessment.
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
The consolidated VIEs table provides the carrying amounts and classifications of the assets and liabilities of consolidated VIEs as of December 31, 2022 and 2021.

Consolidated VIEs in which the Group was the primary beneficiary
			Financial intermediation
end of	CDO/ CLO	CP Conduit	Securi- tizations	Funds	Loans	Other	Total
2022 (CHF million)
Cash and due from banks	15	94	68	17	24	11	229
Trading assets	0	954	1,154	23	457	0	2,588
Other investments	0	0	0	58	587	136	781
Net loans	0	3,260	0	0	16	134	3,410
Other assets	281	2,466	1,349	39	53	417	4,605
of which loans held-for-sale	279	2,445	119	21	0	0	2,864
of which premises and equipment	0	0	0	0	12	0	12
Total assets of consolidated VIEs	296	6,774	2,571	137	1,137	698	11,613
Trading liabilities	0	1,057	0	0	6	0	1,063
Short-term borrowings	0	3,124	0	13	0	0	3,137
Long-term debt	84	0	1,860	0	0	152	2,096
Other liabilities	0	49	2	19	50	70	190
Total liabilities of consolidated VIEs	84	4,230	1,862	32	56	222	6,486
2021 (CHF million)
Cash and due from banks	0	1	42	25	27	13	108
Trading assets	0	0	1,158	54	610	0	1,822
Other investments	0	0	0	65	789	161	1,015
Net loans	0	1,022	317	0	28	33	1,400
Other assets	0	31	604	78	108	675	1,496
of which loans held-for-sale	0	0	50	23	0	1	74
of which premises and equipment	0	0	0	0	27	0	27
Total assets of consolidated VIEs	0	1,054	2,121	222	1,562	882	5,841
Trading liabilities	0	0	0	0	8	0	8
Short-term borrowings	0	4,337	0	15	0	0	4,352
Long-term debt	0	0	1,342	0	3	46	1,391
Other liabilities	0	67	1	20	60	83	231
Total liabilities of consolidated VIEs	0	4,404	1,343	35	71	129	5,982

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
Non-consolidated VIEs
				Financial intermediation
end of	CDO/ CLO	CP Conduit	[1]	Securi- tizations	Funds	Loans	Other	Total
2022 (CHF million)
Trading assets	214	0		3,877	750	7	1,816	6,664
Net loans	314	1,440		2,521	1,934	7,617	2,201	16,027
Other assets	6	0		3	124	4	884	1,021
Total variable interest assets	534	1,440		6,401	2,808	7,628	4,901	23,712
Maximum exposure to loss	547	4,374		9,514	2,808	9,999	5,490	32,732
Total assets of non-consolidated VIEs	9,713	7,297		79,322	116,010	38,632	14,620	265,594
2021 (CHF million)
Trading assets	257	0		4,526	932	13	5,494	11,222
Net loans	268	1,005		940	2,403	8,774	1,986	15,376
Other assets	6	0		22	112	0	628	768
Total variable interest assets	531	1,005		5,488	3,447	8,787	8,108	27,366
Maximum exposure to loss	774	7,625		8,036	3,447	13,068	8,637	41,587
Total assets of non-consolidated VIEs	10,266	14,948		108,942	103,179	36,428	24,945	298,708
1 Includes liquidity facilities provided to third-party CP conduits through Alpine.

36 Financial instruments
The disclosure of the Group’s financial instruments includes the following sections:
■ Concentration of credit risk;
■ Fair value measurement (including fair value hierarchy, level 3 reconciliation; transfers in and out of level 3; qualitative and quantitative disclosures of valuation techniques; qualitative discussion of the range of significant unobservable inputs; and investment funds measured at net asset value per share);
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
In addition, the Group holds financial instruments for which no prices are available and which have significant unobservable inputs. For these instruments, the determination of fair value requires subjective assessment and judgment, depending on liquidity, pricing assumptions, the current economic and competitive environment and the risks affecting the specific instrument. In such circumstances, valuation is determined based on management’s own judgments about the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk. These instruments include certain OTC derivatives, including interest rate, foreign exchange, equity and credit derivatives, certain corporate equity-linked securities, mortgage-related securities, private equity investments and certain loans and credit products, including leveraged finance, certain syndicated loans and certain high yield bonds, and life finance instruments. The fair value measurement disclosures exclude derivative transactions that are daily settled.
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
■ Level 3: Significant unobservable inputs for the asset or liability. These inputs reflect the Group’s own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). These inputs are developed based on the best information available in the circumstances, which include the Group’s own data. The Group’s own data used to develop unobservable inputs is adjusted if information indicates that market participants would use different assumptions.
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
Derivatives
Derivatives held for trading purposes or used in hedge accounting relationships include both OTC and exchange-traded derivatives. The fair values of exchange-traded derivatives measured using observable exchange prices are included in level 1 of the fair value hierarchy. For exchange-traded derivatives where the volume of trading is low, the observable exchange prices may not be considered executable at the reporting date. These derivatives are valued in the same manner as similar OTC derivatives with observable inputs to valuation and are included in level 2 of the fair value hierarchy. If the significant inputs used to determine the fair value of the similar OTC derivative are not observable, the exchange-traded derivative is included in level 3 of the fair value hierarchy.
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

Assets and liabilities measured at fair value on a recurring basis
end of 2022	Level 1	Level 2	Level 3	Netting impact	[1]	Assets measured at net asset value per share	[2]	Total
Assets (CHF million)
Cash and due from banks	0	198	0	–		–		198
Interest-bearing deposits with banks	0	14	0	–		–		14
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	100	40,693	0	–		–		40,793
Securities received as collateral	2,318	660	0	–		–		2,978
Trading assets	33,697	104,234	3,828	(76,841)		543		65,461
of which debt securities	13,084	22,862	1,211	–		31		37,188
of which foreign governments	10,117	5,597	86	–		–		15,800
of which corporates	2,718	4,572	413	–		31		7,734
of which RMBS	5	10,417	444	–		–		10,866
of which CDO	197	941	216	–		–		1,354
of which equity securities	11,745	676	222	–		512		13,155
of which derivatives	7,571	78,710	1,661	(76,841)		–		11,101
of which interest rate products	1,617	31,051	671	–		–		–
of which foreign exchange products	24	25,466	17	–		–		–
of which equity/index-related products	5,927	18,669	295	–		–		–
of which credit derivatives	0	3,059	130	–		–		–
of which other derivatives	0	196	548	–		–		–
of which other trading assets	1,297	1,986	734	–		–		4,017
Investment securities	2	795	0	–		–		797
Other investments	0	17	3,312	–		401		3,730
of which other equity investments	0	17	2,724	–		328		3,069
of which life finance instruments	0	0	587	–		–		587
Loans	0	6,318	1,040	–		–		7,358
of which commercial and industrial loans	0	2,381	300	–		–		2,681
of which financial institutions	0	2,591	398	–		–		2,989
of which government and public institutions	0	1,112	254	–		–		1,366
Other intangible assets (mortgage servicing rights)	0	44	359	–		–		403
Other assets	78	8,315	773	(220)		–		8,946
of which failed purchases	54	664	12	–		–		730
of which loans held-for-sale	0	7,165	648	–		–		7,813
Total assets at fair value	36,195	161,288	9,312	(77,061)		944		130,678
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

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 2022	Level 1	Level 2	Level 3	Netting impact	[1]	Liabilities measured at net asset value per share	[2]	Total
Liabilities (CHF million)
Due to banks	0	490	0	–		–		490
Customer deposits	0	2,212	252	–		–		2,464
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	14,042	0	–		–		14,042
Obligation to return securities received as collateral	2,318	660	0	–		–		2,978
Trading liabilities	13,131	83,348	1,881	(80,022)		–		18,338
of which short positions	6,557	2,595	16	–		–		9,168
of which debt securities	3,229	2,232	1	–		–		5,462
of which foreign governments	3,150	272	0	–		–		3,422
of which corporates	53	1,957	1	–		–		2,011
of which equity securities	3,328	363	15	–		–		3,706
of which derivatives	6,574	80,753	1,640	(80,022)		–		8,945
of which interest rate products	1,566	30,288	118	–		–		–
of which foreign exchange products	20	26,176	1	–		–		–
of which equity/index-related products	4,981	20,731	1,083	–		–		–
of which credit derivatives	0	3,157	242	–		–		–
of which other derivatives	4	211	196	–		–		–
of which other trading liabilities	0	0	225	–		–		225
Short-term borrowings	0	6,330	453	–		–		6,783
Long-term debt	0	52,014	6,707	–		–		58,721
of which structured notes over one year and up to two years	0	10,697	439	–		–		11,136
of which structured notes over two years	0	23,409	4,307	–		–		27,716
of which other debt instruments over two years	0	2,961	1,728	–		–		4,689
of which high-trigger instruments	0	7,528	0	–		–		7,528
Other liabilities	133	3,808	203	(1,844)		–		2,300
Total liabilities at fair value	15,582	162,904	9,496	(81,866)		–		106,116
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

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 2021	Level 1	Level 2	Level 3	Netting impact	[1]	Assets measured at net asset value per share	[2]	Total
Assets (CHF million)
Cash and due from banks	0	308	0	–		–		308
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	68,623	0	–		–		68,623
Securities received as collateral	13,848	1,155	14	–		–		15,017
Trading assets	54,085	146,521	4,503	(94,633)		665		111,141
of which debt securities	12,191	40,700	1,225	–		82		54,198
of which foreign governments	11,996	11,377	35	–		–		23,408
of which corporates	72	8,958	478	–		82		9,590
of which RMBS	0	17,033	424	–		–		17,457
of which equity securities	34,282	1,486	195	–		583		36,546
of which derivatives	6,224	103,781	2,187	(94,633)		–		17,559
of which interest rate products	721	47,934	624	–		–		–
of which foreign exchange products	123	20,686	53	–		–		–
of which equity/index-related products	5,348	29,808	212	–		–		–
of which other derivatives	0	196	1,034	–		–		–
of which other trading assets	1,388	554	896	–		–		2,838
Investment securities	2	1,003	0	–		–		1,005
Other investments	0	23	3,666	–		405		4,094
of which other equity investments	0	23	2,863	–		351		3,237
of which life finance instruments	0	0	789	–		–		789
Loans	0	8,709	1,534	–		–		10,243
of which commercial and industrial loans	0	2,267	717	–		–		2,984
of which financial institutions	0	3,840	465	–		–		4,305
of which government and public institutions	0	1,747	289	–		–		2,036
Other intangible assets (mortgage servicing rights)	0	57	167	–		–		224
Other assets	121	8,750	694	(381)		–		9,184
of which failed purchases	98	1,135	11	–		–		1,244
of which loans held-for-sale	0	6,818	562	–		–		7,380
Total assets at fair value	68,056	235,149	10,578	(95,014)		1,070		219,839
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

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 2021	Level 1	Level 2	Level 3	Netting impact	[1]	Liabilities measured at net asset value per share	[2]	Total
Liabilities (CHF million)
Due to banks	0	477	0	–		–		477
Customer deposits	0	3,306	394	–		–		3,700
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	13,213	0	–		–		13,213
Obligation to return securities received as collateral	13,848	1,155	14	–		–		15,017
Trading liabilities	19,419	105,828	2,809	(100,522)		1		27,535
of which short positions	11,689	4,974	25	–		1		16,689
of which debt securities	2,809	4,865	3	–		–		7,677
of which foreign governments	2,667	968	0	–		–		3,635
of which corporates	113	3,839	3	–		–		3,955
of which equity securities	8,880	109	22	–		1		9,012
of which derivatives	7,730	100,854	2,542	(100,522)		–		10,604
of which interest rate products	776	44,003	26	–		–		–
of which foreign exchange products	133	22,646	57	–		–		–
of which equity/index-related products	6,812	27,919	1,787	–		–		–
of which other trading liabilities	0	0	242	–		–		242
Short-term borrowings	0	9,658	1,032	–		–		10,690
Long-term debt	0	59,046	9,676	–		–		68,722
of which structured notes over one year and up to two years	0	11,036	1,464	–		–		12,500
of which structured notes over two years	0	24,168	6,318	–		–		30,486
of which other debt instruments over two years	0	3,223	1,854	–		–		5,077
of which high-trigger instruments	0	10,702	0	–		–		10,702
Other liabilities	348	2,031	518	(305)		–		2,592
Total liabilities at fair value	33,615	194,714	14,443	(100,827)		1		141,946
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

Assets and liabilities measured at fair value on a recurring basis for level 3
								Trading revenues		Other revenues		Accumulated other comprehensive income
2022	Balance at beginning of period	Transfers in	Transfers out	Purchases	Sales	Issuances	Settlements	On transfers out	On all other	On transfers out	On all other	On transfers out	On all other	Foreign currency translation impact	Balance at end of period	Changes in unrealized gains/losses	[1]
Assets (CHF million)
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	0	0	0	0	3	(3)	0	0	0	0	0	0	0	0	0
Securities received as collateral	14	0	0	0	(14)	0	0	0	0	0	0	0	0	0	0	0
Trading assets	4,503	1,818	(2,057)	5,563	(5,184)	967	(1,076)	83	(847)	0	(9)	0	0	67	3,828	(193)
of which debt securities	1,225	1,206	(1,090)	4,622	(4,185)	0	0	(106)	(499)	0	(9)	0	0	47	1,211	215
of which corporates	478	452	(582)	3,933	(3,342)	0	0	(97)	(464)	0	0	0	0	35	413	226
of which RMBS	424	312	(179)	306	(564)	0	0	3	133	0	0	0	0	9	444	4
of which CDO	245	201	(138)	103	(148)	0	0	(5)	(39)	0	(9)	0	0	6	216	(6)
of which derivatives	2,187	406	(824)	0	0	967	(918)	144	(301)	0	0	0	0	0	1,661	(328)
of which interest rate products	624	11	(182)	0	0	89	(66)	(5)	229	0	0	0	0	(29)	671	166
of which equity/index-related products	212	262	(416)	0	0	473	(284)	106	(55)	0	0	0	0	(3)	295	2
of which credit derivatives	264	115	(189)	0	0	65	(142)	31	(19)	0	0	0	0	5	130	1
of which other derivatives	1,034	9	(4)	0	0	330	(317)	4	(537)	0	0	0	0	29	548	(489)
of which other trading assets	896	27	(51)	827	(923)	0	(158)	6	94	0	0	0	0	16	734	(123)
Other investments	3,666	69	(13)	65	(207)	0	0	0	(253)	0	(57)	0	0	42	3,312	(95)
of which other equity investments	2,863	69	0	37	(17)	0	0	0	(190)	0	(65)	0	0	27	2,724	(50)
of which life finance instruments	789	0	0	28	(182)	0	0	0	(63)	0	0	0	0	15	587	(45)
Loans	1,534	566	(470)	16	(45)	63	(667)	39	(46)	0	(6)	0	0	56	1,040	(92)
of which commercial and industrial loans	717	163	(327)	0	(18)	4	(218)	12	(50)	0	(6)	0	0	23	300	(74)
of which financial institutions	465	141	(41)	15	(15)	58	(293)	16	29	0	0	0	0	23	398	9
of which government and public institutions	289	91	(39)	1	0	1	(72)	1	(24)	0	0	0	0	6	254	(25)
Other intangible assets (mortgage servicing rights)	167	187	0	0	0	0	0	0	4	0	0	0	0	1	359	4
Other assets	694	452	(289)	743	(593)	157	(417)	46	(49)	0	3	0	0	26	773	(31)
of which loans held-for-sale	562	379	(232)	724	(591)	157	(415)	15	26	0	0	0	0	23	648	(15)
Total assets at fair value	10,578	3,092	(2,829)	6,387	(6,043)	1,190	(2,163)	168	(1,191)	0	(69)	0	0	192	9,312	(407)
Liabilities (CHF million)
Customer deposits	394	0	0	0	0	0	(18)	0	(49)	0	0	0	(57)	(18)	252	(120)
Obligation to return securities received as collateral	14	0	0	0	(14)	0	0	0	0	0	0	0	0	0	0	0
Trading liabilities	2,809	1,784	(1,381)	33	(106)	844	(2,066)	52	(165)	0	0	0	0	77	1,881	224
of which derivatives	2,542	1,651	(1,353)	0	0	844	(2,066)	51	(98)	0	0	0	0	69	1,640	216
of which equity/index-related products	1,787	615	(1,027)	0	0	476	(520)	(5)	(273)	0	0	0	0	30	1,083	(38)
of which credit derivatives	374	991	(201)	0	0	176	(1,329)	26	172	0	0	0	0	33	242	152
of which other derivatives	298	0	(5)	0	0	143	(174)	3	(79)	0	0	0	0	10	196	(5)
Short-term borrowings	1,032	204	(684)	0	0	785	(815)	(75)	(8)	0	0	0	0	14	453	9
Long-term debt	9,676	3,088	(6,609)	0	0	7,730	(5,575)	(557)	(785)	0	0	(51)	(350)	140	6,707	(422)
of which structured notes over two years	6,318	2,502	(4,930)	0	0	6,589	(4,729)	(418)	(737)	0	0	(49)	(344)	105	4,307	(487)
of which other debt instruments over two years	1,854	0	0	0	0	166	(279)	0	(38)	0	0	0	0	25	1,728	83
Other liabilities	518	126	(305)	22	(89)	110	(136)	82	(90)	(46)	1	0	0	10	203	11
Total liabilities at fair value	14,443	5,202	(8,979)	55	(209)	9,469	(8,610)	(498)	(1,097)	(46)	1	(51)	(407)	223	9,496	(298)
Net assets/(liabilities) at fair value	(3,865)	(2,110)	6,150	6,332	(5,834)	(8,279)	6,447	666	(94)	46	(70)	51	407	(31)	(184)	(109)
1
Changes in unrealized gains/(losses) on total assets at fair value and changes in unrealized (gains)/losses on total liabilities at fair value relating to assets and liabilities held at period end are included in net revenues or accumulated other comprehensive income. As of 2022, changes in net unrealized gains/(losses) of CHF (472) million and CHF (50) million were recorded in trading revenues and other revenues, respectively, and changes in unrealized (gains)/losses of CHF 413 million were recorded in gains/(losses) on liabilities relating to credit risk in accumulated other comprehensive income/(loss).

368 / 369

Assets and liabilities measured at fair value on a recurring basis for level 3 (continued)
								Trading revenues		Other revenues		Accumulated other comprehensive income
2021	Balance at beginning of period	Transfers in	Transfers out	Purchases	Sales	Issuances	Settlements	On transfers out	On all other	On transfers out	On all other	On transfers out	On all other	Foreign currency translation impact	Balance at end of period	Changes in unrealized gains/losses	[1]
Assets (CHF million)
Securities received as collateral	101	0	0	73	(164)	0	0	0	0	0	0	0	0	4	14	0
Trading assets	7,535	1,345	(3,413)	4,867	(5,685)	874	(1,629)	(133)	509	0	(1)	0	0	234	4,503	52
of which debt securities	2,253	878	(1,701)	3,668	(4,141)	0	0	(331)	509	0	(1)	0	0	91	1,225	103
of which corporates	1,270	471	(747)	2,753	(3,483)	0	0	(321)	472	0	0	0	0	63	478	154
of which RMBS	557	158	(615)	654	(385)	0	0	(25)	59	0	0	0	0	21	424	(15)
of which derivatives	3,911	314	(1,551)	0	0	874	(1,514)	79	(16)	0	0	0	0	90	2,187	116
of which interest rate products	733	58	(222)	0	0	175	(79)	(8)	(14)	0	0	0	0	(19)	624	141
of which other derivatives	1,079	1	0	0	0	311	(325)	0	(73)	0	0	0	0	41	1,034	(81)
of which other trading assets	1,247	31	(90)	1,035	(1,371)	0	(115)	62	49	0	0	0	0	48	896	(96)
Other investments	3,054	99	(758)	1,517	(663)	0	0	0	86	0	267	0	0	64	3,666	120
of which other equity investments	2,132	65	(757)	1,482	(448)	0	0	0	96	0	263	0	0	30	2,863	80
of which life finance instruments	920	0	0	33	(188)	0	0	0	(10)	0	0	0	0	34	789	39
Loans	3,669	257	(1,315)	362	(194)	207	(1,620)	7	55	0	(3)	0	0	109	1,534	(59)
of which commercial and industrial loans	1,347	213	(364)	10	(133)	162	(643)	19	74	0	(3)	0	0	35	717	6
of which financial institutions	1,082	43	(340)	0	(42)	34	(409)	1	70	0	0	0	0	26	465	27
of which government and public institutions	729	1	(298)	0	(1)	(1)	(68)	(12)	(88)	0	0	0	0	27	289	(87)
Other intangible assets (mortgage servicing rights)	180	0	0	22	0	0	0	0	0	0	(42)	0	0	7	167	(42)
Other assets	1,825	370	(902)	3,447	(3,269)	120	(924)	14	(41)	0	0	0	0	54	694	(137)
of which loans held-for-sale	1,576	360	(855)	3,394	(3,222)	120	(921)	25	41	0	0	0	0	44	562	(104)
Total assets at fair value	16,364	2,071	(6,388)	10,288	(9,975)	1,201	(4,173)	(112)	609	0	221	0	0	472	10,578	(66)
Liabilities (CHF million)
Customer deposits	448	0	0	0	0	0	0	0	(18)	0	0	0	(14)	(22)	394	(29)
Obligation to return securities received as collateral	101	0	0	73	(164)	0	0	0	0	0	0	0	0	4	14	0
Trading liabilities	4,246	1,007	(2,703)	45	(56)	1,135	(1,498)	340	138	0	0	0	0	155	2,809	653
of which derivatives	3,937	838	(2,553)	0	0	1,135	(1,498)	340	201	0	0	0	0	142	2,542	644
of which equity/index-related products	2,010	562	(1,498)	0	0	581	(644)	353	352	0	0	0	0	71	1,787	712
Short-term borrowings	701	359	(550)	0	0	1,766	(1,363)	(35)	128	0	0	0	0	26	1,032	72
Long-term debt	7,268	4,767	(6,677)	0	0	11,323	(6,863)	(38)	(316)	0	(5)	0	(50)	267	9,676	(32)
of which structured notes over one year and up to two years	1,133	1,802	(1,979)	0	0	2,052	(1,663)	(26)	104	0	0	(1)	(1)	43	1,464	(2)
of which structured notes over two years	5,526	2,965	(4,314)	0	0	7,540	(5,038)	11	(528)	0	0	1	(47)	202	6,318	(312)
of which other debt instruments over two years	165	0	(2)	0	0	1,616	(36)	0	105	0	0	0	0	6	1,854	306
Other liabilities	1,271	21	(556)	51	(89)	116	(501)	10	(28)	113	66	0	0	44	518	26
Total liabilities at fair value	14,035	6,154	(10,486)	169	(309)	14,340	(10,225)	277	(96)	113	61	0	(64)	474	14,443	690
Net assets/(liabilities) at fair value	2,329	(4,083)	4,098	10,119	(9,666)	(13,139)	6,052	(389)	705	(113)	160	0	64	(2)	(3,865)	(756)
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

370 / 371

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
Transfers in and out of level 3
Transfers into level 3 assets during 2022 were CHF 3,092 million, primarily from trading assets, loans and loans held-for-sale. The transfers were primarily in the GTS, securitized products and APAC Financing Group businesses due to limited observability of pricing data and reduced pricing information from external providers. Transfers out of level 3 assets during 2022 were CHF 2,829 million, primarily in trading assets, loans and loans held-for-sale. The transfers out of level 3 assets were primarily in the GTS and securitized products businesses due to improved observability of pricing data and increased availability of pricing information from external providers.
Transfers into level 3 liabilities during 2022 were CHF 5,202 million, primarily from long-term debt and trading liabilities. These transfers were primarily in structured notes over two years and derivatives arising from a change in the observability of pricing data. Transfers out of level 3 liabilities of CHF 8,979 million in 2022 were primarily from long-term debt and trading liabilities. These transfers were primarily in structured notes over two years and derivatives arising from a change in the observability of pricing data.
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
Uncertainty of fair value measurements at the reporting date from the use of significant unobservable inputs
For level 3 assets with a significant unobservable input of buyback probability, contingent probability, dividend yield, funding spread, mortality rate, price, recovery rate, UK mortality, unadjusted NAV and volatility, in general, an increase in the significant unobservable input would increase the fair value. For level 3 assets with a significant unobservable input of correlation, credit spread, default rate, discount rate, fund gap risk, gap risk, market implied life expectancy (for life settlement and premium finance instruments), mean reversion, prepayment rate and tax swap rate, in general, an increase in the significant unobservable input would decrease the fair value.
For level 3 liabilities, in general, an increase in the related significant unobservable inputs would have the inverse impact on fair value. An increase in the significant unobservable input contingent probability, credit spread, fund gap risk, gap risk, market implied life expectancy (for life settlement and premium finance instruments), mortality rate and price would increase the fair value. An increase in the significant unobservable input buyback probability, correlation, discount rate, dividend yield, mean reversion, prepayment rate, recovery rate, UK mortality, unadjusted NAV and volatility would decrease the fair value.
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

Quantitative information about level 3 assets measured at fair value on a recurring basis
end of 2022	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Trading assets	3,828
of which debt securities	1,211
of which corporates	413
of which	118	Discounted cash flow	Credit spread, in bp		10	7,589	620
			Price, in %		0	101	53
of which	75	Market comparable	Price, in %		0	101	51
			Price, in actuals		1	218	29
of which	216	Price	Price, in %		30	126	87
			Price, in actuals		0	11,640	2,203
of which RMBS	444	Discounted cash flow	Discount rate, in %		3	33	12
of which derivatives	1,661
of which interest rate products	671
of which	1	Discounted cash flow	Volatility, in %		95	110	103
of which	662	Option model	Contingent probability, in %		95	95	95
			Correlation, in %		(4)	100	73
			Mean reversion, in %	[2]	25	25	25
			Prepayment rate, in %		14	19	17
			Volatility, in %		(3)	1	(1)
of which other derivatives	548	Discounted cash flow	Market implied life expectancy, in years		2	13	6
			UK Mortality, in %		74	139	99
of which other trading assets	734
of which	458	Discounted cash flow	Market implied life expectancy, in years		3	13	6
			Tax swap rate, in %		30	30	30
of which	251	Market comparable	Price, in %		0	109	27
of which	25	Option model	Mortality rate, in %		0	70	6
Other investments	3,312
of which other equity investments	2,724
of which	2,443	Market comparable	Price, in actuals		0	275	109
of which	174	Price	Price, in actuals		1	15	13
of which	46	Discounted cash flow	Discount rate, in %		8	8	8
of which life finance instruments	587	Discounted cash flow	Market implied life expectancy, in years		2	15	6
Loans	1,040
of which commercial and industrial loans	300
of which	124	Discounted cash flow	Credit spread, in bp		280	2,596	756
of which	22	Market comparable	Price, in %		74	74	74
of which	153	Price	Price, in %		6	100	53
of which financial institutions	398
of which	282	Discounted cash flow	Credit spread, in bp		242	1,278	497
of which	115	Price	Price, in %		22	72	66
of which government and public institutions	254
of which	158	Discounted cash flow	Credit spread, in bp		534	1,339	680
of which	96	Price	Price, in %		35	42	36
Other assets	773
of which loans held-for-sale	648
of which	258	Discounted cash flow	Credit spread, in bp		299	594	368
			Recovery rate, in %		55	55	55
of which	363	Market comparable	Price, in %		0	145	78
of which	14	Price	Price, in %		0	79	59
1 Weighted average is calculated based on the fair value of the instruments.
2 Management's best estimate of the speed at which interest rates will revert to the long-term average.

Quantitative information about level 3 assets measured at fair value on a recurring basis (continued)
end of 2021	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Trading assets	4,503
of which debt securities	1,225
of which corporates	478
of which	124	Discounted cash flow	Credit spread, in bp		50	1,290	701
			Price, in %		0	100	47
			Recovery rate, in %		39	39	1
of which	107	Market comparable	Price, in %		0	110	63
of which	55	Option model	Correlation, in %		(50)	100	68
			Fund gap risk, in %	[2]	0	3	1
			Volatility, in %		0	163	17
of which	69	Price	Price, in %		35	120	92
of which	145	Vendor price	Price, in actuals		0	123	79
of which RMBS	424	Discounted cash flow	Discount rate, in %		1	29	13
of which derivatives	2,187
of which interest rate products	624
of which	6	Discounted cash flow	Funding spread, in bp		109	166	127
			Volatility, in %		0	100	97
of which	612	Option model	Correlation, in %		(4)	100	9
			Mean reversion, in %	[3]	(55)	(8)	0
			Prepayment rate, in %		0	21	17
			Volatility, in %		(3)	1	0
of which other derivatives	1,034	Discounted cash flow	Market implied life expectancy, in years		2	14	6
			Mortality rate, in %		73	138	99
of which other trading assets	896
of which	611	Discounted cash flow	Market implied life expectancy, in years		3	14	7
			Tax swap rate, in %		30	30	30
of which	189	Market comparable	Price, in %		0	130	34
of which	93	Option model	Mortality rate, in %		0	70	6
Other investments	3,666
of which other equity investments	2,863
of which	929	Adjusted NAV	Price, in actuals		287	287	287
of which	1,919	Price	Price, in actuals		1	1,292	54
of which life finance instruments	789	Discounted cash flow	Market implied life expectancy, in years		2	16	6
Loans	1,534
of which commercial and industrial loans	717
of which	474	Discounted cash flow	Credit spread, in bp		184	3,325	809
of which	6	Market comparable	Price, in %		19	19	19
of which	209	Price	Price, in %		0	100	50
of which financial institutions	465
of which	327	Discounted cash flow	Credit spread, in bp		0	3,212	921
of which	158	Price	Price, in %		14	76	31
Other assets	694
of which loans held-for-sale	562
of which	281	Discounted cash flow	Credit spread, in bp		0	563	314
of which	254	Market comparable	Price, in %		0	139	67
of which	16	Price	Price, in %		0	75	54
1 Weighted average is calculated based on the fair value of the instruments.
2 Risk of unexpected large declines in the underlying values occurring between collateral settlement dates.
3 Management's best estimate of the speed at which interest rates will revert to the long-term average.

Quantitative information about level 3 liabilities measured at fair value on a recurring basis
end of 2022	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Trading liabilities	1,881
of which derivatives	1,640
of which equity/index-related products	1,083
of which	1,040	Option model	Correlation, in %		(50)	100	71
			Dividend yield, in %		0	13	5
			Fund gap risk, in %	[2]	0	2	0
			Volatility, in %		5	148	29
of which	31	Price	Price, in actuals		0	1,197	34
of which credit derivatives	242
of which	162	Discounted cash flow	Credit spread, in bp		3	2,149	341
			Discount rate, in %		6	17	11
			Recovery rate, in %		10	100	69
of which	9	Market comparable	Price, in %		71	101	86
of which	10	Option model	Credit spread, in bp		47	1,528	194
of which	3	Price	Price, in %		74	102	101
of which other derivatives	196	Discounted cash flow	Market implied life expectancy, in years		2	18	6
			UK Mortality, in %		74	103	97
Short-term borrowings	453
of which	8	Discounted cash flow	Credit spread, in bp		142	276	267
of which	338	Option model	Correlation, in %		(50)	100	75
			Buyback probability, in %	[3]	50	100	76
			Volatility, in %		5	148	27
of which	94	Price	Price, in %		20	20	20
			Price, in actuals		1,296	1,296	1,296
Long-term debt	6,707
of which structured notes over two years	4,307
of which	508	Discounted cash flow	Credit spread, in bp		10	430	142
of which	3,793	Option model	Buyback probability, in %	[3]	50	100	76
			Correlation, in %		(50)	100	75
			Credit spread, in bp		27	358	326
			Fund gap risk, in %	[2]	0	2	0
			Mean reversion, in %	[4]	25	25	25
			Unadjusted NAV, in actuals		389	416	412
			Volatility, in %		0	148	27
of which	6	Price	Price, in %		17	17	17
of which other debt instruments over two years	1,728
of which	358	Option model	Buyback probability, in %	[3]	50	100	76
			Credit spread, in bp		50	770	317
			Price, in actuals		8	8	8
of which	1,370	Price	Price, in actuals		8	8	8
1 Weighted average is calculated based on the fair value of the instruments.
2 Risk of unexpected large declines in the underlying values occurring between collateral settlement dates.
3 Estimate of probability of structured notes being put back to the Group at the option of the investor over the remaining life of the financial instruments.
4 Management's best estimate of the speed at which interest rates will revert to the long-term average.

Quantitative information about level 3 liabilities measured at fair value on a recurring basis (continued)
end of 2021	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Trading liabilities	2,809
of which derivatives	2,542
of which equity/index-related products	1,787
of which	1,696	Option model	Buyback probability, in %	[2]	50	100	72
			Correlation, in %		(50)	100	67
			Dividend yield, in %		0	7	4
			Unadjusted NAV, in actuals		101	440	358
			Volatility, in %		(1)	163	17
of which	63	Price	Price, in actuals		0	849	2
Short-term borrowings	1,032
of which	24	Discounted cash flow	Credit spread, in bp		0	181	51
of which	905	Option model	Buyback probability, in %	[2]	50	100	72
			Correlation, in %		(50)	100	70
			Fund gap risk, in %	[3]	0	3	1
			Gap risk, in %	[3]	0	3	1
			Unadjusted NAV, in actuals		101	440	358
			Volatility, in %		0	163	16
of which	73	Price	Price, in %		34	120	94
Long-term debt	9,676
of which structured notes over one year and up to two years	1,464	Option model	Buyback probability, in %	[2]	50	100	72
			Correlation, in %		(50)	100	69
			Fund gap risk, in %	[3]	0	3	1
			Gap risk, in %	[3]	0	3	1
			Unadjusted NAV, in actuals		101	440	358
			Volatility, in %		0	163	16
of which structured notes over two years	6,318
of which	474	Discounted cash flow	Credit spread, in bp		8	702	72
of which	5,813	Option model	Buyback probability, in %	[2]	50	100	72
			Correlation, in %		(50)	100	75
			Credit spread, in bp		3	92	75
			Fund gap risk, in %	[3]	0	3	1
			Unadjusted NAV, in actuals		101	440	358
			Volatility, in %		0	163	19
of which	9	Price	Price, in %		26	26	26
of which other debt instruments over two years	1,854
of which	382	Option model	Buyback probability, in %	[2]	50	100	72
			Correlation, in %		16	30	24
			Price, in actuals		9	9	9
of which	1,472	Price	Price, in actuals		9	35	9
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
UK Mortality
UK Mortality is marked using Day-1 Mortality improvements, Mortality Base Tables, and Mortality floor calibrated to reinsurance exit PV by set of Qx Scalars or Multipliers. UK Mortality is updated annually based on changes to ‘Multipliers’ calibrated to actual vs expected pensioner maturities observed for respective pension scheme.
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
Fair value, unfunded commitments and term of redemption conditions of investment funds measured at NAV per share
	2022						2021
end of	Non- redeemable		Redeemable		Total fair value	Unfunded commit- ments	Non- redeemable		Redeemable		Total fair value	Unfunded commit- ments
Fair value of investment funds and unfunded commitments (CHF million)
Funds held in trading assets and trading liabilities	128		415		543	14	193		471		664	24
Private equity funds	59		0		59	48	40		0		40	42
Hedge funds	13		1		14	1	12		2		14	1
Equity method investment funds	315		13		328	114	336		15		351	124
Funds held in other investments	387		14		401	163	388		17		405	167
Total fair value of investment funds and unfunded commitments	515	[1]	429	[2]	944	177	581	[3]	488	[4]	1,069	191
1 CHF 276 million of the underlying assets had known liquidation periods and for CHF 239 million, the timing of liquidation was unknown.
2 CHF 234 million was redeemable on demand with a notice period of primarily less than 30 days.
3 CHF 339 million of the underlying assets had known liquidation periods and for CHF 242 million, the timing of liquidation was unknown.
4 CHF 304 million was redeemable on demand with a notice period of primarily less than 30 days.

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
The following table provides the fair value and the fair value hierarchy of all assets and liabilities that were held as of December 31, 2022 and 2021, for which a nonrecurring fair value measurement was recorded.
Assets and liabilities measured at fair value on a nonrecurring basis
end of 2022	Level 1	Level 2	Level 3	Total
Assets (CHF million)
Other investments	0	259	106	365
of which equity method investments	0	0	78	78
of which equity securities (without a readily determinable fair value)	0	259	28	287
Net loans	0	14	1	15
Other assets	0	39	44	83
of which loans held-for-sale	0	39	32	71
of which real estate held-for-sale	0	0	12	12
Total assets recorded at fair value on a nonrecurring basis	0	312	151	463
Liabilities (CHF million)
Other liabilities	0	2	21	23
of which commitments held-for-sale	0	2	21	23
Total liabilities recorded at fair value on a nonrecurring basis	0	2	21	23

end of 2021
Assets (CHF million)
Other investments	0	0	152	152
of which equity method investments	0	0	118	118
of which equity securities (without a readily determinable fair value)	0	0	21	21
Net loans	0	12	5	17
Other assets	0	29	110	139
of which loans held-for-sale	0	28	45	73
of which premises, equipment and right-of-use assets	0	1	60	61
Total assets recorded at fair value on a nonrecurring basis	0	41	267	308
Liabilities (CHF million)
Other liabilities	0	0	21	21
of which commitments held-for-sale	0	0	21	21
Total liabilities recorded at fair value on a nonrecurring basis	0	0	21	21

The following table provides the representative range of minimum and maximum values and the associated weighted averages of each significant unobservable input for level 3 assets and liabilities by the related valuation technique most significant to the related financial instrument that were held as of December 31, 2022 and 2021, for which a nonrecurring fair value measurement was recorded.
Quantitative information about level 3 assets and liabilities measured at fair value on a nonrecurring basis
end of 2022	Fair value	Valuation technique	Unobservable input	Minimum value	Maximum value	Weighted average	[1]
Assets (CHF million, except where indicated)
Other investments	106
of which equity method investments	78	Discounted cash flow	Discount rate, in %	8	18	15
of which equity securities (without a readily determinable fair value)	28
of which	13	Discounted cash flow	Discount rate, in %	12	16	14
of which	13	Market comparable	Price, in actuals	3	6,181	1,310
Other assets	44
of which loans held-for-sale	32	Market comparable	Price, in %	90	90	90
of which real estate held-for-sale	12	Market comparable	Price, in actuals	0	144	55
Liabilities (CHF million, except where indicated)
Other liabilities	21
of which commitments held-for-sale	21	Market comparable	Price, in %	87	96	90

end of 2021
Assets (CHF million, except where indicated)
Other investments	152
of which equity method investments	118	Discounted cash flow	Discount rate, in %	8	13	13
of which equity securities (without a readily determinable fair value)	21
of which	16	Discounted cash flow	Discount rate, in %	12	16	14
of which	5	Market comparable	Price per share, in actuals	5	6,003	2,441
Other assets	110
of which loans held-for-sale	45	Market comparable	Price, in %	80	100	88
of which premises, equipment and right-of-use assets	60	Market comparable	Price, in actuals	60	60	60
Liabilities (CHF million, except where indicated)
Other liabilities	21
of which commitments held-for-sale	21	Market comparable	Price, in %	80	97	83
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

Difference between the aggregate fair value and unpaid principal balances of fair value option-elected financial instruments
	2022			2021
end of	Aggregate fair value	Aggregate unpaid principal	Difference	Aggregate fair value	Aggregate unpaid principal	Difference
Financial instruments (CHF million)
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	40,793	40,665	128	68,623	68,565	58
Loans	7,358	8,241	(883)	10,243	11,035	(792)
Other assets [1]	8,544	10,937	(2,393)	8,624	10,777	(2,153)
Due to banks and customer deposits	(458)	(562)	104	(493)	(442)	(51)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(14,042)	(13,933)	(109)	(13,213)	(13,212)	(1)
Short-term borrowings	(6,783)	(6,892)	109	(10,690)	(10,996)	306
Long-term debt [2]	(58,721)	(72,788)	14,067	(68,722)	(71,833)	3,111
Other liabilities	(888)	(1,043)	155	(1,170)	(1,403)	233

Non-accrual loans [3,4]	733	2,213	(1,480)	843	2,657	(1,814)
1 Primarily loans held-for-sale.
2
Long-term debt includes both principal-protected and non-principal protected instruments. For non-principal-protected instruments, the original notional amount has been reported in the aggregate unpaid principal.

3 Generally, a loan is deemed non-accrual when the contractual payments of principal and/or interest are more than 90 days past due.
4 Included in loans or other assets.
Gains and losses on financial instruments
	2022		2021		2020
in	Net gains/ (losses)		Net gains/ (losses)		Net gains/ (losses)
Financial instruments (CHF million)
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	1,450	[1]	638	[1]	1,198	[1]
Other investments	(51)	[2]	304	[2]	397	[2]
of which related to credit risk	(3)		2		1
Loans	163	[1]	443	[1]	510	[1]
of which related to credit risk	(239)		(13)		(181)
Other assets	246	[1]	519	[1]	489	[1]
of which related to credit risk	(202)		133		(106)
Due to banks and customer deposits	(44)	[3]	(22)	[3]	(10)	[3]
of which related to credit risk	(1)		0		0
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(156)	[1]	(43)	[1]	(58)	[1]
Short-term borrowings	1,916	[3]	98	[3]	(687)	[3]
of which related to credit risk	1		2		0
Long-term debt	6,935	[3]	(3,005)	[3]	(2,294)	[3]
of which related to credit risk	3		0		11
Other liabilities	54	[2]	171	[3]	(20)	[3]
of which related to credit risk	(164)		71		(15)
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
Gains/(losses) attributable to changes in instrument-specific credit risk
	Gains/(losses) recorded into AOCI			[1]	Gains/(losses) recorded in AOCI transferred to net income		[1]
in	2022	Cumulative	2021		2022	2021
Financial instruments (CHF million)
Customer deposits	57	0	14		0	0
Short-term borrowings	19	(25)	19		0	0
Long-term debt	6,934	4,751	266		(31)	103
of which treasury debt over two years	3,670	2,742	(129)		0	0
of which structured notes over two years	2,666	1,501	359		(31)	103
Total	7,010	4,726	299		(31)	103
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
Carrying value and fair value of financial instruments not carried at fair value
	Carrying value	Fair value
end of		Level 1	Level 2	Level 3	Total
2022 (CHF million)
Financial assets
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	18,005	0	18,005	0	18,005
Investment securities	921	911	0	0	911
Loans	252,886	0	237,101	12,743	249,844
Other financial assets [1]	92,215	68,836	20,311	2,928	92,075
Financial liabilities
Due to banks and customer deposits	242,188	148,770	93,326	0	242,096
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	6,238	0	6,238	0	6,238
Short-term borrowings	5,631	0	5,629	0	5,629
Long-term debt	98,515	0	83,381	9,834	93,215
Other financial liabilities [2]	8,411	0	7,866	527	8,393
2021 (CHF million)
Financial assets
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	35,283	0	35,283	0	35,283
Loans	277,766	0	272,527	13,722	286,249
Other financial assets [1]	180,024	164,097	15,469	503	180,069
Financial liabilities
Due to banks and customer deposits	407,607	243,324	164,289	0	407,613
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	22,061	0	22,061	0	22,061
Short-term borrowings	8,703	0	8,702	0	8,702
Long-term debt	98,174	0	98,841	1,716	100,557
Other financial liabilities [2]	12,460	1	12,021	443	12,465
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
Assets pledged
end of	2022	2021
CHF million
Total assets pledged or assigned as collateral	63,111	88,721
of which encumbered	25,445	39,105
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
Collateral
end of	2022	2021
CHF million
Fair value of collateral received with the right to sell or repledge	150,198	289,898
of which sold or repledged	75,819	144,747
Other information
end of	2022	2021
CHF million
Swiss National Bank required minimum liquidity reserves	2,258	2,246
Other restricted cash, securities and receivables [1]	1,247	3,868
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
Under the Capital Adequacy Ordinance, Swiss banks classified as systemically important banks operating internationally, such as Credit Suisse, are subject to two different minimum requirements for loss-absorbing capacity: such banks must hold sufficient capital that absorbs losses to ensure continuity of service (going concern requirement), and they must issue sufficient debt instruments to fund an orderly resolution without recourse to public resources (gone concern requirement). Going concern capital and gone concern capital together form the Group’s total loss-absorbing capacity (TLAC). The going concern and gone concern requirements are generally aligned with the Financial Stability Board’s total loss-absorbing capacity standard. Under the Capital Adequacy Ordinance’s grandfathering provisions, additional tier 1 capital instruments with a low trigger qualify as going concern capital until their first call date. Additionally, there are FINMA decrees that apply to Credit Suisse as a systemically important bank operating internationally, including capital adequacy requirements as well as liquidity and risk diversification requirements. Banks that do not maintain the minimum requirements may be limited in their ability to pay dividends and make discretionary bonus payments and other earnings distributions.
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

Leverage exposure consists of period-end balance sheet assets and prescribed regulatory adjustments, such as derivative financial instruments, securities financing transactions and off-balance sheet exposures.
Capital ratios measure the Group’s capital components against risk-weighted assets and leverage ratios measure them against the end-of-period leverage exposure.
As of December 31, 2022 and 2021, the Group’s capital position exceeded its capital requirements under the regulatory provisions outlined under Swiss Requirements.
Broker-dealer operations
Certain of the Group’s broker-dealer subsidiaries are also subject to capital adequacy requirements. As of December 31, 2022 and 2021, the Group and its subsidiaries complied with all applicable regulatory capital adequacy requirements.
Dividend restrictions
Certain of the Group’s subsidiaries are subject to legal restrictions governing the amount of dividends they can pay (for example, pursuant to corporate law as defined by the Swiss Code of Obligations).
Under the Swiss Code of Obligations, dividends may be paid out only if and to the extent the corporation has distributable profits or distributable reserves. For holding companies, legal reserves may be distributed if they exceed, after deduction of any accumulated losses, treasury shares and reserves for own shares held by subsidiaries, 20% of the share capital registered in the commercial register. Furthermore, dividends may be paid out only after shareholder approval.
As of December 31, 2022 and 2021, Credit Suisse Group AG was not subject to restrictions on its ability to pay the proposed dividends.
Swiss metrics
end of	2022		2021
Swiss capital (CHF million)
Swiss CET1 capital	35,290		38,529
Going concern capital	50,026		54,372
Gone concern capital	49,117		46,648	[1]
Total loss-absorbing capacity (TLAC)	99,143		101,020
Swiss risk-weighted assets and leverage exposure (CHF million)
Swiss risk-weighted assets	250,963		268,418
Leverage exposure	650,551		889,137
Swiss capital ratios (%)
Swiss CET1 ratio	14.1		14.4
Going concern capital ratio	19.9		20.3
Gone concern capital ratio	19.6		17.4
TLAC ratio	39.5		37.6
Swiss leverage ratios (%)
Swiss CET1 leverage ratio	5.4		4.3
Going concern leverage ratio	7.7		6.1
Gone concern leverage ratio	7.6		5.2
TLAC leverage ratio	15.2		11.4
Swiss capital ratio requirements (%)
Swiss CET1 ratio requirement	9.28		10.0
Going concern capital ratio requirement	13.58	[2]	14.3
Gone concern capital ratio requirement	13.58		14.3
TLAC ratio requirement	27.16		28.6
Swiss leverage ratio requirements (%)
Swiss CET1 leverage ratio requirement	3.25		3.5
Going concern leverage ratio requirement	4.75	[2]	5.0
Gone concern leverage ratio requirement	4.75		5.0
TLAC leverage ratio requirement	9.5		10.0
1
Amounts are shown on a look-through basis. Certain tier 2 instruments and their related tier 2 amortization components were subject to phase out and are no longer eligible as of January 1, 2022. As of 2021, gone concern capital was CHF 46,897 million, including CHF 249 million of such instruments.

2
The total requirement excluded the FINMA Pillar 2 capital add-on of CHF 1,850 million relating to the supply chain finance funds matter. This Pillar 2 capital add-on equated to an additional Swiss CET1 capital ratio requirement of 74 basis points and an additional Swiss CET1 leverage ratio requirement of 28 basis points.

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
Assets under management
end of	2022	2021
CHF billion
Assets in collective investment instruments managed by Credit Suisse	196.7	231.8
Assets with discretionary mandates	244.1	294.8
Other assets under management	852.8	1,087.4
Assets under management (including double counting)	1,293.6	1,614.0
of which double counting	32.1	46.2
Changes in assets under management
	2022		2021
Assets under management (CHF billion)
Balance at beginning of period [1]	1,614.0		1,511.9
Net new assets/(net asset outflows)	(123.2)	[2]	30.9
Market movements, interest, dividends and foreign exchange	(170.0)		92.6
of which market movements, interest and dividends [3]	(165.9)		80.8
of which foreign exchange	(4.1)		11.8
Other effects	(27.2)		(21.4)
Balance at end of period	1,293.6		1,614.0
1 Including double counting.
2
Refer to "Outflows in assets under management in the fourth quarter of 2022" in Note 3 - Business developments, significant shareholders and subsequent events for further information on net asset outflows.

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

Divisional allocation
Assets under management and net new assets for Wealth Management and Swiss Bank are allocated based on the management areas (business areas) that effectively manage the assets. The distribution of net new assets resulting from internal referral arrangements is governed under the net new asset referral framework, which includes preset percentages for the allocation of net new assets to the businesses.
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
Litigation provisions
2022
CHF million
Balance at beginning of period	1,539
Increase in litigation accruals	1,907
Decrease in litigation accruals	(347)
Decrease for settlements and other cash payments	(1,999)
Foreign exchange translation	72
Balance at end of period	1,172

The Group’s aggregate litigation provisions include estimates of losses, additional losses or ranges of loss for proceedings for which such losses are probable and can be reasonably estimated. The Group does not believe that it can estimate an aggregate range of reasonably possible losses for certain of its proceedings because of their complexity, the novelty of some of the claims, the early stage of the proceedings, the limited amount of discovery that has occurred and/or other factors. The Group’s estimate of the aggregate range of reasonably possible losses that are not covered by existing provisions for the proceedings discussed below for which the Group believes an estimate is possible is zero to CHF 1.2 billion.
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
DOJ RMBS settlement
As previously disclosed, on January 18, 2017, CSS LLC and its current and former US subsidiaries and US affiliates reached a settlement with the DOJ related to its legacy RMBS business, a business conducted through 2007. The settlement resolved potential civil claims by the DOJ related to certain of those Credit Suisse entities’ packaging, marketing, structuring, arrangement, underwriting, issuance and sale of RMBS. Pursuant to the terms of the settlement a civil monetary penalty was paid to the DOJ in January 2017. The settlement also required the above-mentioned entities to provide certain levels of consumer relief measures, including affordable housing payments and loan forgiveness, and the DOJ and Credit Suisse agreed to the appointment of an independent monitor to oversee the completion of the consumer relief requirements of the settlement. Credit Suisse continues to evaluate its approach toward satisfying its remaining consumer relief obligations in light of its business reassessment and anticipated related transactions, and Credit Suisse currently anticipates that it will take much longer than the five-year period provided in the settlement to satisfy in full its obligations in respect of these consumer relief measures and that it may only complete them by 2026 or later, subject to market conditions and the Group’s risk appetite. Credit Suisse expects to incur costs in relation to satisfying those obligations. The amount of consumer relief Credit Suisse must provide also increases after 2021 pursuant to the original settlement by 5% per annum of the outstanding amount due until these obligations are settled. The monitor publishes reports periodically on these consumer relief matters.
NJAG litigation
On December 18, 2013, the New Jersey Attorney General (NJAG), on behalf of the State of New Jersey, filed a civil action in the Superior Court of New Jersey, Chancery Division, Mercer County (SCNJ), against CSS LLC and affiliated entities in their roles as issuer, sponsor, depositor and/or underwriter of RMBS transactions prior to 2008. The complaint, which referenced approximately USD 10 billion of original unpaid principal balance across 13 RMBS issued, sponsored, deposited and underwritten by CSS LLC and its affiliates in 2006 and 2007, alleged that CSS LLC and its affiliates misled investors and engaged in fraud or deceit in connection with the offer and sale of RMBS, and sought an unspecified amount of damages. On October 25, 2022, following a settlement in the amount of USD 495 million, for which Credit Suisse was fully reserved, the SCNJ dismissed with prejudice all claims against CSS LLC and affiliated entities.
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
Individual investor actions
CSS LLC as an RMBS issuer, underwriter and/or other participant, along with other defendants, was named as a defendant in an action brought by the Federal Deposit Insurance Corporation (FDIC), as receiver for Colonial Bank, in the US District Court for the Southern District of New York (SDNY), in which claims against CSS LLC related to approximately USD 92 million of the RMBS at issue (approximately 23% of the USD 394 million at issue against all defendants in the operative pleading). On June 28, 2022, CSS LLC and the plaintiffs executed an agreement to settle and dismiss all claims against CSS LLC.
In early March 2022, in an action brought by the FDIC, as receiver for Citizens National Bank and Strategic Capital Bank, in the SDNY, in which claims related to approximately USD 28 million of RMBS at issue, CSS LLC and its affiliates executed an agreement with the plaintiffs to settle and dismiss all claims against CSS LLC and its affiliates.
CSS LLC and certain of its affiliates were the only defendants named in an action brought by IKB Deutsche Industriebank AG and affiliated entities in the Supreme Court for the State of New York, New York County (SCNY), in which claims against CSS LLC and its affiliates related to approximately USD 97 million of RMBS at issue. On April 12, 2022, the parties executed an agreement to settle and dismiss all claims against CSS LLC and its affiliates.
Repurchase litigations
DLJ Mortgage Capital, Inc. (DLJ) is a defendant in: (i) one action brought by Asset Backed Securities Corporation Home Equity Loan Trust, Series 2006-HE7, in which plaintiff alleges damages of not less than USD 374 million in an amended complaint filed on August 19, 2019; on January 13, 2020, DLJ filed a motion to dismiss; (ii) one action brought by Home Equity Asset Trust, Series 2006-8, in which plaintiff alleges damages of not less than USD 436 million; (iii) one action brought by Home Equity Asset Trust 2007-1, in which plaintiff alleges damages of not less than USD 420 million; on December 27, 2018, the SCNY denied DLJ’s motion for partial summary judgment in this action, and the Appellate Division First Department of the SCNY (First Department) affirmed the SCNY’s summary judgment order on October 10, 2019; on January 30, 2020, DLJ obtained leave to further appeal to the New York State Court of Appeals; on March 17, 2022, the New York State Court of Appeals reversed the decision of the First Department and ordered that DLJ’s motion for partial summary judgment be granted; a non-jury trial in the action was held between January 23 and February 3, 2023, and a decision is pending; (iv) one action brought by Home Equity Asset Trust 2007-2, in which plaintiff alleges damages of not less than USD 495 million; and (v) one action brought by CSMC Asset-Backed Trust 2007-NC1, in which no damages amount is alleged. These actions are brought in the SCNY and are at various procedural stages.
DLJ is also a defendant in one action brought by Home Equity Asset Trust Series 2007-3, in which plaintiff alleges damages of not less than USD 206 million. On March 5, 2022, DLJ and the plaintiffs executed an agreement to settle this action. The settlement remains subject to approval through a trust instruction proceeding brought in Minnesota state court by the trustee of the plaintiff trust.
DLJ and its affiliate, Select Portfolio Servicing, Inc. (SPS), are defendants in two actions that have been consolidated for certain procedural purposes, including trial, in the SCNY: one action brought by Home Equity Mortgage Trust Series 2006-1, Home Equity Mortgage Trust Series 2006-3 and Home Equity Mortgage Trust Series 2006-4, in which plaintiffs allege damages of not less than USD 730 million, and allege that SPS obstructed the investigation into the full extent of the defects in the mortgage pools by refusing to afford the trustee reasonable access to certain origination files; and one action brought by Home Equity Mortgage Trust Series 2006-5, in which plaintiff alleges damages of not less than USD 500 million, and alleges that SPS likely discovered DLJ’s alleged breaches of representations and warranties but did not notify the trustee of such breaches, in alleged violation of its contractual obligations. On April 19, 2021, DLJ, SPS and the plaintiffs executed an agreement to settle both actions for the aggregate amount of USD 500 million, for which Credit Suisse was fully reserved. The settlement remains subject to approval through a trust instruction proceeding brought in Minnesota state court by the trustee of the plaintiff trusts.
Following the earlier dismissal of three consolidated repurchase actions in the SCNY in 2013 and the New York State Court of Appeals’ upholding of this dismissal in February 2019, on August 15, 2019, the trustees for Home Equity Asset Trust 2006-5, Home Equity Asset Trust 2006-6 and Home Equity Asset Trust 2006-7 commenced a new repurchase action against DLJ in the SCNY, in which plaintiffs alleged damages of not less than USD 936 million, asserting substantially similar claims against DLJ as those alleged in the three consolidated repurchase actions previously dismissed with prejudice in 2013. On November 25, 2019, the SCNY entered an order dismissing this new action with prejudice. On December 20, 2019, the plaintiffs filed a notice of appeal to the First Department. On November 22, 2022, the plaintiffs withdrew their appeal to the First Department, such that the action is now fully dismissed.
Bank loan litigation
CSS LLC and certain of its affiliates are the subject of certain litigation relating to certain real estate developments including Yellowstone Club and Lake Las Vegas as well as other similar real estate developments. Credit Suisse defendants in these matters arranged, and acted as the agent bank for, syndicated loans provided to borrowers affiliated with such real estate developments, and who have since gone through bankruptcy or foreclosure. Such litigation includes two cases brought in Texas and New York state courts by entities related to Highland Capital Management LP (Highland). In the case in Texas state court, a jury trial was held in December 2014 and a verdict was issued for the plaintiff on its claim for fraudulent inducement by affirmative misrepresentation, but the jury rejected its claim that CSS LLC and an affiliate had committed fraudulent inducement by omission. The Texas judge held a bench trial on Highland’s remaining claims in May and June 2015, and entered judgment in the amount of USD 287 million (including prejudgment interest) for the plaintiff on September 4, 2015. Both parties appealed and on February 21, 2018, the appeals court affirmed the lower court’s decision. On April 24, 2020, the Texas Supreme Court issued a ruling reversing a portion of the trial court’s September 4, 2015 judgment related to the bench trial, thereby dismissing plaintiff’s breach of contract, breach of the implied duty of good faith and fair dealing, aiding and abetting fraud, and civil conspiracy claims, including damages of approximately USD 212 million, exclusive of interest, but left standing the separate December 2014 jury verdict for plaintiff on its claims for fraudulent inducement by affirmative misrepresentation. The Texas Supreme Court subsequently remanded the case back to the trial court for further proceedings related to the calculation of damages and interest. On June 25, 2021, the trial court entered a new judgment, which awarded plaintiff a total of approximately USD 121 million. CSS LLC and its affiliates appealed the judgment. On February 14, 2023, the appeals court issued a ruling, reversing in favor of CSS LLC a portion of the trial court’s June 25, 2021 judgment related to secondary market purchases, concluding in favor of CSS LLC that the trial court erred by failing to apply certain settlement credits to the December 2014 jury award amount and remanding the case to the trial court to consider the amount of prejudgment interest owed to Highland.
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
Regulatory authorities in a number of jurisdictions, including the Swiss Competition Commission (COMCO), the European Commission (Commission), the South African Competition Commission and the Brazilian Competition Authority have been conducting investigations into the trading activities, information sharing and the setting of benchmark rates in the foreign exchange (including electronic trading) markets.
On March 31, 2014, COMCO announced its formal investigation of numerous Swiss and international financial institutions, including Credit Suisse Group AG, in relation to the setting of exchange rates in foreign exchange trading. Credit Suisse continues to cooperate with this ongoing investigation.
Credit Suisse Group AG, Credit Suisse AG and Credit Suisse Securities (Europe) Limited (CSSEL) received a Statement of Objections and a Supplemental Statement of Objections from the Commission on July 26, 2018 and March 19, 2021, respectively, alleging that Credit Suisse entities engaged in anticompetitive practices in connection with their foreign exchange trading business. On December 6, 2021, the Commission issued a formal decision imposing a fine of EUR 83.3 million. On February 15, 2022, Credit Suisse appealed this decision to the EU General Court.
The reference rates investigations have also included information requests from regulators concerning supranational, sub-sovereign and agency (SSA) bonds and commodities markets. Credit Suisse Group AG and CSSEL received a Statement of Objections from the Commission on December 20, 2018, alleging that Credit Suisse entities engaged in anticompetitive practices in connection with their SSA bonds trading business. On April 28, 2021, the

Commission issued a formal decision imposing a fine of EUR 11.9 million. On July 8, 2021, Credit Suisse appealed this decision to the EU General Court.
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
In a series of rulings between 2013 and 2019 on motions to dismiss, the SDNY (i) narrowed the claims against the Credit Suisse entities and the other defendants (dismissing antitrust, Racketeer Influenced and Corrupt Organizations Act (RICO), Commodity Exchange Act, and state law claims), (ii) narrowed the set of plaintiffs who may bring claims, and (iii) narrowed the set of defendants in the LIBOR actions (including the dismissal of several Credit Suisse entities from various cases on personal jurisdiction and statute of limitation grounds). After a number of putative class and individual plaintiffs appealed the dismissal of their antitrust claims to the United States Court of Appeals for the Second Circuit (Second Circuit), on December 30, 2021, the Second Circuit affirmed in part and reversed in part the district court’s decision and remanded the case to the SDNY.
On September 21, 2021, in the putative class action brought in the multi-district litigation in the SDNY by holders of bonds tied to LIBOR, Credit Suisse entered into an agreement to settle all claims. On November 7, 2022, the court entered an order granting preliminary approval to the agreement to settle all claims. The settlement remains subject to final court approval.
Separately, on February 4, 2022, three actions brought by individual plaintiffs, and on November 18, 2022, one additional individual action, were dismissed against Credit Suisse.
On November 17, 2021, in the putative class action brought on behalf of those who lent at rates tied to LIBOR, Credit Suisse entered into an agreement to settle all claims. On March 11, 2022 and July 26, 2022, respectively, the SDNY entered orders granting preliminary and final approval to the agreement to settle all claims.
Separately, on May 4, 2017, the plaintiffs in three putative class actions moved for class certification. On February 28, 2018, the SDNY denied certification in two of the actions and granted certification over a single antitrust claim in an action brought by over-the-counter purchasers of LIBOR-linked derivatives.
USD ICE LIBOR litigation
In January 2019, members of the US dollar Intercontinental Exchange (ICE) LIBOR panel, including Credit Suisse Group AG and certain of its affiliates, were named in three civil putative class action lawsuits alleging that panel banks suppressed US dollar ICE LIBOR to benefit defendants’ trading positions. These actions have been consolidated in the SDNY. On March 26, 2020, the SDNY granted defendants’ motion to dismiss, and on February 14, 2022, the Second Circuit dismissed plaintiffs’ appeal of the SDNY’s decision granting defendants’ motion to dismiss.
On August 18, 2020, members of the ICE LIBOR panel, including Credit Suisse Group AG and certain of its affiliates, were named in a civil action in the US District Court for the Northern District of California, alleging that panel banks manipulated ICE LIBOR to profit from variable interest loans and credit cards. On December 23, 2021, the court denied plaintiffs’ motion for preliminary and permanent injunctions to enjoin panel banks from continuing to set LIBOR or automatically setting the benchmark to zero each day, and on September 13, 2022, the court granted defendants’ motions to dismiss. On October 4, 2022, plaintiffs filed an amended complaint. On November 4, 2022, defendants filed a motion to dismiss the amended complaint.
CHF LIBOR litigation
In February 2015, various banks that served on the Swiss franc LIBOR panel, including Credit Suisse Group AG, were named in a civil putative class action lawsuit filed in the SDNY, alleging manipulation of Swiss franc LIBOR to benefit defendants’ trading positions. After defendants’ motion to dismiss for lack of subject matter jurisdiction was granted and plaintiffs successfully appealed, on July 13, 2022, Credit Suisse entered into an agreement to settle all claims. On February 15, 2023, the court entered an order granting preliminary approval to the agreement to settle all claims. The settlement remains subject to final court approval.
SIBOR/SOR litigation
In July 2016, various banks that served on the Singapore Interbank Offered Rate (SIBOR) and Singapore Swap Offer Rate (SOR) panels, including Credit Suisse Group AG and affiliates, were named in a civil putative class action lawsuit filed in the SDNY, alleging manipulation of SIBOR and SOR to benefit defendants’ trading positions. After defendants’ motion to dismiss for lack of subject matter jurisdiction was granted and plaintiffs successfully appealed, on April 22, 2022, Credit Suisse entered into an agreement to settle all claims. On June 9, 2022 and November 29, 2022, respectively, the court entered orders granting preliminary and final approval to the agreement to settle all claims.
Foreign exchange litigation
Credit Suisse Group AG and affiliates as well as other financial institutions have been named in civil lawsuits relating to the alleged manipulation of foreign exchange rates.
The first pending matter is a consolidated class action. In that matter, on September 3, 2019, the SDNY denied plaintiffs’ motion for certification of a Rule 23(b)(3) damages class, ruling that proof of both injury and damages must proceed on an individual basis, but granted certification as to two threshold issues concerning the alleged conspiracy. The SDNY also denied plaintiffs’

motion for certification of a second proposed class in its entirety. On February 1, 2022, the SDNY denied the parties’ cross-motions for summary judgment. On April 22, 2022, Credit Suisse filed a motion to de-certify the issue class, which was denied on August 31, 2022. A jury trial was held in October 2022 on the issues of whether a conspiracy existed to manipulate bid-ask spreads in the FX market and whether Credit Suisse knowingly participated in any such conspiracy. On October 20, 2022, a verdict was issued in favor of Credit Suisse, finding that Credit Suisse did not knowingly participate in any such conspiracy. On November 10, 2022, plaintiffs moved for a new trial, which was denied on February 16, 2023.
A second pending matter originally named Credit Suisse Group AG and affiliates, as well as other financial institutions, in a civil action filed in the SDNY on November 13, 2018. This action was based on the same alleged conduct as the consolidated class action. After the court granted in part and denied in part defendants’ motion to dismiss the second amended complaint, and plaintiffs filed a third amended complaint, on July 27, 2022, Credit Suisse entered into an agreement to settle all claims. On August 31, 2022, pursuant to the settlement agreement, the court dismissed with prejudice plaintiffs’ claims against Credit Suisse.
Credit Suisse AG, together with other financial institutions, was also named in a consolidated putative class action in Israel, which made allegations similar to the consolidated class action. On April 4, 2022, Credit Suisse entered into an agreement to settle all claims. The settlement remains subject to court approval.
Treasury markets litigation
CSS LLC, along with over 20 other primary dealers of US treasury securities, was named in a number of putative civil class action complaints in the US relating to the US treasury markets. These complaints generally alleged that the defendants colluded to manipulate US treasury auctions, as well as the pricing of US treasury securities in the when-issued market, with impacts upon related futures and options. These actions were consolidated into a multi-district litigation in the SDNY. On November 15, 2017, plaintiffs filed a consolidated amended class action complaint containing the previously asserted allegations as well as new allegations concerning a group boycott to prevent the emergence of anonymous, all-to-all trading in the secondary market for treasury securities. On May 22, 2018, defendants filed motions to dismiss, which the SDNY granted on March 31, 2021. On May 14, 2021, plaintiffs filed an amended complaint. On August 4, 2021, defendants filed a motion to dismiss. On March 31, 2022, the SDNY granted defendants’ motion to dismiss and dismissed with prejudice all claims against the defendants. On April 28, 2022, plaintiffs filed a notice of appeal.
SSA bonds litigation
Credit Suisse Group AG and affiliates, along with other financial institutions and individuals, have been named in several putative class action complaints filed in the SDNY relating to SSA bonds. The complaints generally allege that defendants conspired to fix the prices of SSA bonds sold to and purchased from investors in the secondary market. These actions have been consolidated in the SDNY. On July 19, 2021, the Second Circuit affirmed the SDNY’s September 30, 2019 and March 18, 2020 decisions granting defendants’ motions to dismiss. On August 2, 2021, the plaintiffs filed a petition for rehearing en banc and panel rehearing, which the Second Circuit denied on September 2, 2021. On March 3, 2022, plaintiffs moved to vacate the dismissal of their case after the SDNY judge disclosed a conflict. On October 3, 2022, the court denied plaintiffs’ motion.
Credit Suisse Group AG and certain of its affiliates, together with other financial institutions, were also named in two Canadian putative class actions, which make allegations similar to the consolidated class action. One putative class action was dismissed against Credit Suisse on February 19, 2020. On October 18, 2022, in the second action, Credit Suisse entered into an agreement to settle all claims. The settlement remains subject to court approval.
Bank Bill Swap litigation
On August 16, 2016, Credit Suisse Group AG and Credit Suisse AG, along with other financial institutions, were named in a putative class action brought in the SDNY, alleging manipulation of the Australian Bank Bill Swap reference rate. After the court granted in part and denied in part defendants’ motion to dismiss, on January 21, 2022, Credit Suisse entered into an agreement to settle all claims. On May 11, 2022 and November 2, 2022, respectively, the court entered orders granting preliminary and final approval to the agreement to settle all claims.
Credit default swap auction litigation
On June 30, 2021, Credit Suisse Group AG and affiliates, along with other banks and entities, were named in a putative class action complaint filed in the US District Court for the District of New Mexico alleging manipulation of credit default swap (CDS) final auction prices. On February 4, 2022, plaintiffs voluntarily dismissed their claims against Credit Suisse Group and certain non-Credit Suisse entities and filed an amended complaint naming Credit Suisse AG and affiliates, along with other banks and entities. On April 5, 2022, defendants filed a motion to dismiss.
OTC trading cases
Interest rate swaps litigation
Credit Suisse Group AG and affiliates, along with other financial institutions, have been named in a consolidated putative civil class action complaint and complaints filed by individual plaintiffs relating to interest rate swaps, alleging that dealer defendants conspired with trading platforms to prevent the development of interest rate swap exchanges. The individual lawsuits were brought by TeraExchange LLC, a swap execution facility, and affiliates; Javelin Capital Markets LLC, a swap execution facility, and an affiliate; and trueEX LLC, a swap execution facility, which claim to have suffered lost profits as a result of defendants’ alleged conspiracy. All interest rate swap actions have been consolidated in a multi-district litigation in the SDNY.

Defendants moved to dismiss the putative class and individual actions, and the SDNY granted in part and denied in part these motions.
On February 20, 2019, class plaintiffs in the consolidated multi-district litigation filed a motion for class certification. On March 20, 2019, class plaintiffs filed a fourth amended consolidated class action complaint. On January 21, 2022, Credit Suisse entered into an agreement to settle all class action claims. The settlement remains subject to court approval. The individual lawsuits are stayed pending a decision on plaintiffs’ motion for class certification.
Credit default swaps litigation
On June 8, 2017, Credit Suisse Group AG and affiliates, along with other financial institutions, were named in a civil action filed in the SDNY by Tera Group, Inc. and related entities (Tera), alleging violations of antitrust law in connection with the allegation that CDS dealers conspired to block Tera’s electronic CDS trading platform from successfully entering the market. On July 30, 2019, the SDNY granted in part and denied in part defendants’ motion to dismiss. On January 30, 2020, plaintiffs filed an amended complaint. On April 3, 2020, defendants filed a motion to dismiss.
Stock loan litigation
Credit Suisse Group AG and certain of its affiliates, as well as other financial institutions, were originally named in a number of civil lawsuits in the SDNY, certain of which are brought by class action plaintiffs alleging that the defendants conspired to keep stock-loan trading in an over-the-counter market and collectively boycotted certain trading platforms that sought to enter the market, and certain of which are brought by trading platforms that sought to enter the market alleging that the defendants collectively boycotted the platforms. After the court denied defendants’ motion to dismiss the putative class action and plaintiffs filed a motion for class certification, on January 20, 2022, Credit Suisse entered into an agreement to settle all class action claims. On February 25, 2022, the court entered an order granting preliminary approval to the agreement to settle all class action claims. The settlement remains subject to final court approval.
On October 1, 2021, in a consolidated civil litigation brought in the SDNY by entities that developed a trading platform for stock loans that sought to enter the market, alleging that the defendants collectively boycotted the platform, the court granted defendants’ motion to dismiss. On October 25, 2021, plaintiffs filed a notice of appeal.
Odd-lot corporate bond litigation
On April 21, 2020, CSS LLC and other financial institutions were named in a putative class action complaint filed in the SDNY, alleging a conspiracy among the financial institutions to boycott electronic trading platforms and fix prices in the secondary market for odd-lot corporate bonds. On October 25, 2021, the SDNY granted defendants’ motion to dismiss. On November 23, 2021, plaintiffs filed a notice of appeal to the Second Circuit. On March 1, 2022, plaintiffs moved to stay the appeal so that plaintiffs could move to vacate the dismissal of their case after the SDNY judge disclosed a conflict. The motion to stay the appeal was denied on March 15, 2022. On March 30, 2022, because of the conflict, plaintiffs moved in the district court for an indicative ruling vacating the SDNY’s decision dismissing the case. The motion for an indicative ruling was denied on November 10, 2022.
ATA litigation
A lawsuit was filed on November 10, 2014 in the US District Court for the Eastern District of New York (EDNY) against a number of banks, including Credit Suisse AG, alleging claims under the United States Anti-Terrorism Act (ATA). The action alleges a conspiracy between Iran and various international financial institutions, including the defendants, in which they agreed to alter, falsify or omit information from payment messages that involved Iranian parties for the express purpose of concealing the Iranian parties’ financial activities and transactions from detection by US authorities. The complaint, brought by approximately 200 plaintiffs, alleges that this conspiracy has made it possible for Iran to transfer funds to Hezbollah and other terrorist organizations actively engaged in harming US military personnel and civilians. On July 12, 2016, plaintiffs filed a second amended complaint in the EDNY against a number of banks, including Credit Suisse AG, alleging claims under the ATA. On September 14, 2016, Credit Suisse AG and the other defendants filed motions to dismiss the plaintiffs’ second amended complaint in the EDNY. On September 16, 2019, the EDNY granted defendants’ motion to dismiss. On November 26, 2019, plaintiffs filed a notice of appeal. On January 5, 2023, the United States Court of Appeals for the Second Circuit affirmed the decision granting defendants’ motion to dismiss.
Another lawsuit was filed on November 9, 2017 in the SDNY against a number of banks, including Credit Suisse AG, alleging claims under the ATA. On March 2, 2018, Credit Suisse AG and other defendants filed motions to dismiss the plaintiffs’ complaint. On March 28, 2019, the SDNY granted the motion to dismiss. Plaintiffs cannot appeal the March 28, 2019 decision until the plaintiffs resolve their remaining claims, which remain pending, against an Iranian bank defendant that defaulted. On April 22, 2019, plaintiffs filed a motion for leave to amend their complaint, which the court denied on February 25, 2020, dismissing the case with prejudice as to Credit Suisse AG and the other moving bank defendants. On June 29, 2021, the court denied the plaintiffs’ motion to appeal the court’s February 25, 2020 decision.
In December 2018 and April 2019, six additional lawsuits were filed in the EDNY or SDNY against a number of banks, including Credit Suisse AG and, in two instances, Credit Suisse AG, New York Branch alleging claims under the ATA and the Justice Against Sponsors of Terrorism Act. These actions similarly allege a conspiracy between Iran and various international financial institutions, including the defendants, in which they agreed to alter, falsify or omit information from payment messages that involved

Iranian parties, and that this conspiracy made it possible for Iran to transfer funds to terrorist organizations actively engaged in harming US military personnel and civilians, and also assert ATA liability on an aiding and abetting theory. On January 6, 2020, defendants filed a motion to dismiss two of the EDNY cases, which the EDNY granted on June 5, 2020, dismissing the cases as to Credit Suisse AG and most of the other bank defendants. Three of the cases have been stayed pending the United States Supreme Court’s decision in an unrelated ATA case, and in the remaining cases, the parties have jointly requested a similar stay.
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
In Singapore, on August 31, 2018, the civil lawsuit was stayed by an Assistant Registrar of the High Court of Singapore and plaintiffs appealed the decision. On January 18, 2019, the Singapore High Court dismissed the plaintiffs’ appeal and upheld the Assistant Registrar’s decision to stay the civil proceedings in Singapore. On April 29, 2019, the plaintiffs appealed the decision of the Singapore High Court only with respect to their action against Credit Suisse Trust Limited. On June 21, 2019, the plaintiffs discontinued their action against Credit Suisse AG. On July 3, 2020, the Singapore Court of Appeals granted the plaintiffs’ appeal against Credit Suisse Trust Limited and lifted the stay of the civil proceedings, allowing the plaintiffs’ civil claim to proceed in the Singapore High Court. On July 10, 2020, plaintiffs filed an amended statement of claim in the Singapore High Court. On March 9, 2021, the Singapore High Court transferred the civil lawsuit to the Singapore International Commercial Court. On May 27, 2022, the Singapore International Commercial Court granted in part and denied in part plaintiff’s application filed on March 30, 2022, to amend its statement of claim, allowing amendments that, among other things, introduce new allegations about Credit Suisse Trust Limited’s awareness of the former Credit Suisse AG employee’s wrongdoing and that certain employees of Credit Suisse AG and/or other Credit Suisse entities allegedly acted on behalf of Credit Suisse Trust Limited in relation to the administration of the trust. On July 1, 2022, Credit Suisse Trust Limited appealed the court’s decision with respect to the allowed amendments. The appeal was dismissed on August 11, 2022. Trial took place in September 2022, with closing submissions filed in November 2022 and closing arguments heard in February 2023.
In Bermuda, in the civil lawsuit brought against a Credit Suisse affiliate, trial took place in the Supreme Court of Bermuda in November and December 2021. The Supreme Court of Bermuda issued a first instance judgment on March 29, 2022, finding for the plaintiff. On May 6, 2022, the Supreme Court of Bermuda issued an order awarding damages of USD 607.35 million to the plaintiff. On May 9, 2022, Credit Suisse Life (Bermuda) Ltd. appealed the decision to the Bermuda Court of Appeal. On July 25, 2022, the Supreme Court of Bermuda granted a stay of execution of its judgment pending appeal on the condition that damages awarded were paid into an escrow account within 42 days. Following satisfaction of the required condition, the Supreme Court of Bermuda granted a stay of execution of the judgment pending appeal.
FIFA-related matters
In connection with investigations by US government authorities into the involvement of financial institutions in the alleged bribery and corruption surrounding the Fédération Internationale de Football Association (FIFA), Credit Suisse received inquiries regarding its banking relationships with certain individuals and entities associated with FIFA, including but not limited to certain persons and entities named and/or described in the May 20, 2015 indictment and the November 25, 2015 superseding indictment filed by the EDNY US Attorney’s Office. The investigations encompassed whether multiple financial institutions, including Credit Suisse, permitted the processing of suspicious or otherwise improper transactions, or failed to observe anti-money laundering laws and regulations, with respect to the accounts of certain persons and entities associated with FIFA. Credit Suisse continues to cooperate with US authorities on this matter. As previously disclosed, the Swiss Financial Market Supervisory Authority FINMA (FINMA) announced the conclusion of its related investigation in 2018.

Israel Desk matters
Credit Suisse has received governmental and regulatory inquiries concerning cross-border services provided by Credit Suisse’s Switzerland-based Israel Desk. Credit Suisse is conducting a review of these issues and has been cooperating with the authorities.
Mozambique matter
Credit Suisse has been subject to investigations by regulatory and enforcement authorities, as well as civil litigation, regarding certain Credit Suisse entities’ arrangement of loan financing to Mozambique state enterprises, Proindicus S.A. and Empresa Mocambiacana de Atum S.A. (EMATUM), a distribution to private investors of loan participation notes (LPN) related to the EMATUM financing in September 2013, and certain Credit Suisse entities’ subsequent role in arranging the exchange of those LPNs for Eurobonds issued by the Republic of Mozambique. On January 3, 2019, the EDNY unsealed an indictment against several individuals in connection with the matter, including three former Credit Suisse employees. On May 20, 2019, July 19, 2019 and September 6, 2019, the three former employees pleaded guilty to accepting improper personal benefits in connection with financing transactions carried out with two Mozambique state enterprises.
On October 19, 2021, Credit Suisse reached settlements with the DOJ, the US Securities Exchange Commission (SEC), the UK Financial Conduct Authority (FCA) and FINMA to resolve inquiries by these agencies. Credit Suisse Group AG entered into a three-year Deferred Prosecution Agreement (DPA) with the DOJ in connection with the criminal information charging Credit Suisse Group AG with conspiracy to commit wire fraud and consented to the entry of a Cease and Desist Order by the SEC. Under the terms of the DPA, Credit Suisse Group AG will continue its compliance enhancement and remediation efforts, report to the DOJ on those efforts for three years and undertake additional measures as outlined in the DPA. Credit Suisse also agreed to pay a net penalty to the DOJ of approximately USD 175.5 million, which was payable following the conclusion of the sentencing process. If Credit Suisse Group AG adheres to the DPA’s conditions, the charges will be dismissed at the end of the DPA’s three-year term. In addition, CSSEL entered into a Plea Agreement and pleaded guilty to one count of conspiracy to violate the US federal wire fraud statute. CSSEL will be bound by the same compliance, remediation and reporting obligations as Credit Suisse Group AG under the DPA. Under the terms of the SEC Cease and Desist Order, Credit Suisse paid a civil penalty of USD 65 million and approximately USD 34 million in disgorgement and pre-judgment interest in connection with violations of the US Securities Exchange Act of 1934 (Exchange Act) and the US Securities Act of 1933 (Securities Act) anti-fraud provisions (Exchange Act Section 10(b) and Rule 10b-5 thereunder and Securities Act Sections 17(a)(1), (2) and (3)) as well as the Exchange Act internal accounting controls and books and records provisions (Sections 13(b)(2)(A) and 13(b)(2)(B)). The total monetary sanctions paid to the DOJ and SEC, taking into account various credits and offsets, was approximately USD 275 million. Under the terms of the resolution with the DOJ, Credit Suisse was required to pay restitution to any eligible investors in the 2016 Eurobonds issued by the Republic of Mozambique. At a July 22, 2022 hearing, the EDNY approved the joint restitution proposal of the DOJ and Credit Suisse, under which Credit Suisse paid USD 22.6 million in restitution to eligible investors. At the hearing Credit Suisse was also ordered to pay, and subsequently paid, the USD 175.6 million net penalty set out in the DPA and Plea Agreement described above.
In the resolution with the FCA, CSSEL, Credit Suisse International (CSI) and Credit Suisse AG, London Branch agreed that, in respect of these transactions with Mozambique, its UK operations had failed to conduct business with due skill, care and diligence and to take reasonable care to organize and control its affairs responsibly and effectively, with adequate risk management systems. Credit Suisse paid a penalty of approximately USD 200 million and has also agreed with the FCA to forgive USD 200 million of debt owed to Credit Suisse by Mozambique.
FINMA also entered a decree announcing the conclusion of its enforcement proceeding, finding that Credit Suisse AG and Credit Suisse (Schweiz) AG violated the duty to file a suspicious activity report in Switzerland, and Credit Suisse Group AG did not adequately manage and address the risks arising from specific sovereign lending and related securities transactions, and ordering the bank to remediate certain deficiencies. FINMA also arranged for certain existing transactions to be reviewed by the same independent third party on the basis of specific risk criteria, and required enhanced disclosure of certain sovereign transactions until all remedial measures have been satisfactorily implemented. Credit Suisse has completed implementation of the measures required under the FINMA decree. An independent third party appointed by FINMA is reviewing the implementation and effectiveness of these measures.
On February 27, 2019, certain Credit Suisse entities, the same three former employees, and several other unrelated entities were sued in the English High Court by the Republic of Mozambique. On January 21, 2020, the Credit Suisse entities filed their defense. On June 26, 2020, the Credit Suisse entities filed third-party claims against the project contractor and several Mozambique officials. The Republic of Mozambique filed an updated Particulars of Claim on October 27, 2020, and the Credit Suisse entities filed their amended defense and counterclaim on January 15, 2021. Following the announcement of the global regulatory resolution on October 19, 2021, Credit Suisse filed a re-amended defense on December 24, 2021. The Republic of Mozambique seeks a declaration that the sovereign guarantee issued in connection with the ProIndicus loan syndication arranged and funded, in part, by a Credit Suisse subsidiary is void and also seeks damages alleged to have arisen in connection with the transactions involving ProIndicus and EMATUM, and a transaction in which Credit Suisse had no involvement with Mozambique Asset Management S.A. Also on January 15, 2021,

the project contractor filed a cross claim against the Credit Suisse entities (as well as the three former Credit Suisse employees and various Mozambican officials) seeking an indemnity and/or contribution in the event that the contractor is found liable to the Republic of Mozambique. On August 4, 2022, the Republic of Mozambique filed an updated Particulars of Claim addressing Credit Suisse’s October 2021 resolutions with various regulatory and enforcement authorities, and framing its claim for consequential damages. On September 23, 2022, Credit Suisse filed its Re-Amended Defense in response. The English High Court has scheduled trial to begin in October 2023.
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
On December 17, 2020, two members of the ProIndicus syndicate, Beauregarde Holdings LLP and Orobica Holdings LLC (B&O), filed a claim against certain Credit Suisse entities in respect of their interests in the ProIndicus loan, seeking unspecified damages stemming from the alleged loss suffered due to their reliance on representations made by Credit Suisse to the syndicate lenders. Credit Suisse filed their defense to this claim on February 24, 2021. On February 4, 2022, B&O filed an amended claim, and Credit Suisse filed an amended defense on February 18, 2022.
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
On February 23, 2022, Privinvest Holding SAL (Privinvest), the parent company of certain entities involved in the Mozambique transactions, and its owner Iskandar Safa brought a defamation claim in a Lebanese court against CSSEL and Credit Suisse Group AG. The lawsuit alleges damage to the claimants’ professional reputation in Lebanon due to statements that were allegedly made by Credit Suisse in documents relating to the October 2021 settlements with global regulators. On August 18, 2022, the parties agreed to a stay of the proceedings until the date of the final judicial determination of the English High Court litigation, including any appeals, and on August 23, 2022, the parties filed an application for a stay with the Lebanese Court.
On November 2, 2022, Jean Boustani, a Privinvest employee who was the lead negotiator on behalf of Privinvest in relation to the Mozambique transactions, brought a defamation claim in a Lebanese court against Credit Suisse Group AG and CSSEL. The lawsuit makes substantially the same allegations as the claim described immediately above.
Cross-border private banking matters
Credit Suisse offices in various locations, including the UK, the Netherlands and France, have been contacted by regulatory and law enforcement authorities that are seeking records and information concerning investigations into our historical private banking services on a cross-border basis and in part through our local branches and banks. A similar inquiry has been opened in Belgium. Credit Suisse has conducted a review of these issues, the UK aspects of which have been closed with no action being taken against the bank, and is continuing to cooperate with the authorities. Credit Suisse applies a strict zero tolerance policy on tax evasion.
On October 21, 2022, Credit Suisse AG entered into a settlement agreement with the Parquet National Financier to resolve a French investigation into alleged aiding and abetting of tax fraud, aggravated money laundering and illegal cross border market access. As part of the settlement, Credit Suisse AG agreed to pay a public interest fine of EUR 123 million, comprising EUR 65.6 million in disgorgement of profits and an additional amount of EUR 57.4 million. In addition, Credit Suisse AG agreed to pay EUR 115 million to the French state as damages. In prior quarters, Credit Suisse had taken litigation provisions totaling CHF 159 million related to this matter. On October 24, 2022, the competent French judge approved this agreement. No admission of wrongdoing was required in connection with the agreement, including no recognition of criminal liability by Credit Suisse.
ETN-related litigation
XIV litigation
Since March 14, 2018, three class action complaints were filed in the SDNY on behalf of a putative class of purchasers of VelocityShares Daily Inverse VIX Short Term Exchange Traded Notes linked to the S&P 500 VIX Short-Term Futures Index due December 4, 2030 (XIV ETNs). On August 20, 2018, plaintiffs filed a consolidated amended class action complaint, naming Credit Suisse Group AG and certain affiliates and executives, which asserts claims for violations of Sections 9(a)(4), 9(f), 10(b) and 20(a) of the Exchange Act and Rule 10b-5 thereunder and Sections 11 and 15 of the US Securities Act of 1933 and alleges that the defendants are responsible for losses to investors following a decline in the value of XIV ETNs on February 5, 2018. Defendants moved to dismiss the amended complaint on November 2, 2018. On September 25, 2019, the SDNY granted defendants’ motion to dismiss and dismissed with prejudice all claims against the defendants. On October 18, 2019, plaintiffs filed a notice of appeal. On April 27, 2021, the Second Circuit issued an order affirming in part and vacating in part the SDNY’s September 25, 2019 decision granting defendants’ motion to dismiss with prejudice. On July 1, 2022, plaintiffs filed a motion for class certification.
On June 3, 2019, Credit Suisse AG, an affiliate and executives were named in a separate individual action brought in the SDNY by a purchaser of XIV ETNs, which asserts claims similar to those brought in the consolidated class action complaint as well as additional claims under New York and Pennsylvania state law. On March 30, 2022, the SDNY issued an order granting in part and denying in part defendants’ motion to dismiss.
DGAZ litigation
On January 6, 2022, Credit Suisse AG was named in a class action complaint filed in the SDNY brought on behalf of a putative class of short sellers of VelocityShares 3x Inverse Natural Gas Exchange Traded Notes linked to the S&P GSCI Natural Gas Index ER due February 9, 2032 (DGAZ ETNs). The complaint asserts claims for violations of Section 10(b) of the Exchange Act and Rule 10b-5 thereunder and alleges that Credit Suisse is responsible for losses suffered by short sellers following a June 2020 announcement that Credit Suisse would delist and suspend further issuances of the DGAZ ETNs. On July 11, 2022, Credit Suisse AG filed a motion to dismiss.
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
SWM
CSI was the defendant in a lawsuit brought by the German public utility company Stadtwerke München GmbH (SWM) in a German court, in connection with a series of interest rate swaps entered into between 2008 and 2012. The claimant alleged breach of an advisory duty to provide both investor- and investment-specific advice, including in particular a duty to disclose the initial mark-to-market value of the trades at inception. In March 2022, after the parties reached a settlement, for which Credit Suisse was fully reserved, the court discontinued the lawsuit.
Bulgarian former clients matter
Credit Suisse AG has been responding to an investigation by the Swiss Office of the Attorney General (SOAG) concerning the diligence and controls applied to a historical relationship with Bulgarian former clients who are alleged to have laundered funds through Credit Suisse AG accounts. On December 17, 2020, the SOAG brought charges against Credit Suisse AG and other parties. Credit Suisse AG believes its diligence and controls complied with applicable legal requirements and intends to defend itself vigorously. The trial in the Swiss Federal Criminal Court took place in the first quarter of 2022. On June 27, 2022, Credit Suisse AG was convicted in the Swiss Federal Criminal Court of certain historical organizational inadequacies in its anti-money laundering framework and ordered to pay a fine of CHF 2 million. In addition, the court seized certain client assets in the amount of approximately CHF 12 million and ordered Credit Suisse AG to pay a compensatory claim in the amount of approximately CHF 19 million. On July 5, 2022, Credit Suisse AG appealed the decision to the Swiss Federal Court of Appeals.
SCFF
Credit Suisse has received requests for documents and information in connection with inquiries, investigations, enforcement and other actions relating to the supply chain finance funds (SCFF) matter by FINMA, the FCA and other regulatory and governmental agencies. The Luxembourg Commission de Surveillance du Secteur Financier is reviewing the matter through a third party. Credit Suisse is cooperating with these authorities.
On February 28, 2023, FINMA announced the conclusion of its enforcement proceedings against Credit Suisse in connection with the SCFF matter. In its order, FINMA reported that Credit Suisse had seriously breached applicable Swiss supervisory laws in this context with regard to risk management and appropriate operational structures. While FINMA recognized that Credit Suisse has already taken extensive organizational measures based on its own investigation into the SCFF matter, particularly to strengthen its governance and control processes, and FINMA is supportive of these measures, the regulator has ordered certain additional remedial measures. These include a requirement that the most important (approximately 500) business relationships must be reviewed periodically and holistically at the Executive Board level, in particular for counterparty risks, and that Credit Suisse must set up a document defining the responsibilities of approximately 600 of its highest-ranking managers. FINMA will appoint an audit officer to assess compliance with these supervisory measures. Separate from the enforcement proceeding regarding Credit Suisse, FINMA has opened four enforcement proceedings against former managers of Credit Suisse.
Certain civil actions have been filed by fund investors and other parties against Credit Suisse and/or certain officers and directors in various jurisdictions, which make allegations including mis-selling and breaches of duties of care, diligence and other fiduciary duties. Certain investors and other private parties have also filed criminal complaints against Credit Suisse and other parties in connection with this matter.
As this matter develops, Credit Suisse may become subject to additional litigation and regulatory inquiries, investigations and actions.

Archegos
Credit Suisse has received requests for documents and information in connection with inquiries, investigations and/or actions relating to Credit Suisse’s relationship with Archegos Capital Management (Archegos), including from FINMA (assisted by a third party appointed by FINMA), the DOJ, the SEC, the US Federal Reserve, the US Commodity Futures Trading Commission (CFTC), the US Senate Banking Committee, the Prudential Regulation Authority, the FCA, COMCO, the Hong Kong Competition Commission and other regulatory and governmental agencies. Credit Suisse is cooperating with the authorities in these matters.
On November 23, 2022, the US Federal Reserve communicated its intention to progress its investigation of Credit Suisse in relation to Archegos through a resolution that includes monetary penalties and certain remedial measures. The resolution of this matter is subject to ongoing dialogue with the US Federal Reserve and other regulators.
On April 16, 2021, Credit Suisse Group AG and certain current and former executives were named in a putative class action complaint filed in the SDNY by a holder of Credit Suisse American Depositary Receipts, asserting claims for violations of Sections 10(b) and 20(a) of the Exchange Act and Rule 10b-5 thereunder, alleging that defendants violated US securities laws by making material misrepresentations and omissions regarding Credit Suisse’s risk management practices, including with respect to the Archegos matter. On September 16, 2022, the parties reached an agreement to settle all claims. On December 23, 2022, the court entered an order granting preliminary approval to the parties’ agreement to settle all claims. The settlement remains subject to final court approval.
Additional civil actions relating to Credit Suisse’s relationship with Archegos have been filed against Credit Suisse and/or certain officers and directors, including claims for breaches of fiduciary duties.
As this matter develops, Credit Suisse may become subject to additional litigation and regulatory inquiries, investigations, and actions.
Communications recordkeeping matter
On September 27, 2022, the SEC and the CFTC announced the entry of orders filing and settling charges with several financial institutions, including Credit Suisse, in connection with civil investigations concerning compliance with records preservation requirements relating to business communications sent over unapproved electronic messaging channels. The SEC found that CSS LLC failed to maintain and preserve off-channel communications its employees sent and received on personal devices related to the broker-dealer’s business and failed to implement policies and procedures designed to prohibit such communications, thereby leading to CSS LLC’s failure to reasonably supervise its employees. CSS LLC paid a civil monetary penalty of USD 125 million to the SEC. The CFTC found similar recordkeeping and supervisory failures for CSS LLC, as a futures commission merchant, and CSI, as a swap dealer. CSS LLC and CSI paid a combined civil monetary penalty of USD 75 million to the CFTC. In addition to the monetary penalties, Credit Suisse was ordered to cease and desist from future violations of the relevant recordkeeping provisions, was censured, admitted to the facts in the SEC and CFTC orders and agreed to certain undertakings, including, among other things, the use of an independent compliance consultant to review the bank’s policies and procedures relating to the retention of electronic communications found on personal devices and the related framework for addressing non-compliance by employees.
41 Significant subsidiaries and equity method investments
The entities presented in the table below generally include subsidiaries with total assets over CHF 100 million or net income attributable to shareholders over CHF 10 million. Also included are entities which are deemed regionally significant or otherwise relevant from an operational perspective.
The Group and the Bank have issued full, unconditional and several guarantees of Credit Suisse (USA), Inc.’s outstanding SEC-registered debt securities, which as of December 31, 2022 consisted of a single outstanding issuance with a balance of USD 742 million maturing in July 2032.

Significant subsidiaries
Company name	Domicile	Currency	Nominal capital in million	Equity interest in %
End of 2022
Credit Suisse Group AG
Credit Suisse AG	Zurich, Switzerland	CHF	4,399.7	100
Credit Suisse Insurance Linked Strategies Ltd	Zurich, Switzerland	CHF	0.2	100
Credit Suisse (Poland) Sp. z o.o	Warsaw, Poland	PLN	20.0	100
Credit Suisse Services AG	Zurich, Switzerland	CHF	1.0	100
Credit Suisse Trust AG	Zurich, Switzerland	CHF	5.0	100
Credit Suisse Trust Holdings Limited	St. Peter Port, Guernsey	GBP	17.0	100
CS LP Holding AG	Zug, Switzerland	CHF	0.1	100
Inreska Limited	St. Peter Port, Guernsey	GBP	3.0	100
Savoy Hotel Baur en Ville AG	Zurich, Switzerland	CHF	7.5	88
Credit Suisse AG
Alpine Securitization LTD	George Town, Cayman Islands	USD	0.0	100
Banco Credit Suisse (Brasil) S.A.	São Paulo, Brazil	BRL	53.6	100
Banco Credit Suisse (Mexico), S.A.	Mexico City, Mexico	MXN	3,591.7	100
Banco de Investimentos Credit Suisse (Brasil) S.A.	São Paulo, Brazil	BRL	164.8	100
Bank-now AG	Horgen, Switzerland	CHF	30.0	100
Boston Re Ltd.	Hamilton, Bermuda	USD	2.0	100
Casa de Bolsa Credit Suisse (Mexico), S.A. de C.V.	Mexico City, Mexico	MXN	274.0	100
Column Financial, Inc.	Wilmington, United States	USD	0.0	100
Credit Suisse (Australia) Limited	Sydney, Australia	AUD	34.1	100
Credit Suisse (Brasil) S.A. Corretora de Titulos e Valores Mobiliarios	São Paulo, Brazil	BRL	98.4	100
Credit Suisse (Deutschland) Aktiengesellschaft	Frankfurt, Germany	EUR	130.0	100
Credit Suisse (Hong Kong) Limited	Hong Kong, China	HKD	8,192.9	100
Credit Suisse (Italy) S.p.A.	Milan, Italy	EUR	170.0	100
Credit Suisse (Luxembourg) S.A.	Luxembourg, Luxembourg	CHF	230.9	100
Credit Suisse (Qatar) LLC	Doha, Qatar	USD	29.0	100
Credit Suisse (Schweiz) AG	Zurich, Switzerland	CHF	100.0	100
Credit Suisse (Singapore) Limited	Singapore, Singapore	SGD	470.8	100
Credit Suisse (UK) Limited	London, United Kingdom	GBP	245.2	100
Credit Suisse (USA), Inc.	Wilmington, United States	USD	0.0	100
Credit Suisse Asset Management (Schweiz) AG	Zurich, Switzerland	CHF	0.2	100
Credit Suisse Asset Management (UK) Holding Limited	London, United Kingdom	GBP	144.2	100
Credit Suisse Asset Management International Holding Ltd	Zurich, Switzerland	CHF	20.0	100
Credit Suisse Asset Management Investments Ltd	Zurich, Switzerland	CHF	0.1	100
Credit Suisse Asset Management Limited	London, United Kingdom	GBP	45.0	100
Credit Suisse Asset Management Real Estate GmbH	Frankfurt, Germany	EUR	6.1	100
Credit Suisse Asset Management, LLC	Wilmington, United States	USD	1,215.9	100
Credit Suisse Atlas I Investments (Luxembourg) S.à r.l.	Luxembourg, Luxembourg	USD	0.0	100
Credit Suisse Bank (Europe), S.A.	Spain, Madrid	EUR	18.0	100
Credit Suisse Brazil (Bahamas) Limited	Nassau, Bahamas	USD	70.0	100
Credit Suisse Business Analytics (India) Private Limited	Mumbai, India	INR	40.0	100
Credit Suisse Capital LLC	Wilmington, United States	USD	1,702.3	100
Credit Suisse Entrepreneur Capital AG	Zurich, Switzerland	CHF	15.0	100
Credit Suisse Equities (Australia) Limited	Sydney, Australia	AUD	62.5	100
Credit Suisse Finance (India) Private Limited	Mumbai, India	INR	1,050.1	100
Credit Suisse First Boston (Latam Holdings) LLC	George Town, Cayman Islands	USD	28.8	100
Credit Suisse First Boston Finance B.V.	Amsterdam, The Netherlands	EUR	0.0	100

Significant subsidiaries (continued)
Company name	Domicile	Currency	Nominal capital in million	Equity interest in %
Credit Suisse First Boston Mortgage Capital LLC	Wilmington, United States	USD	6.6	100
Credit Suisse Fund Management S.A.	Luxembourg, Luxembourg	CHF	0.3	100
Credit Suisse Fund Services (Luxembourg) S.A.	Luxembourg, Luxembourg	CHF	1.5	100
Credit Suisse Funds AG	Zurich, Switzerland	CHF	7.0	100
Credit Suisse Hedging-Griffo Corretora de Valores S.A.	São Paulo, Brazil	BRL	29.6	100
Credit Suisse Holding Europe (Luxembourg) S.A.	Luxembourg, Luxembourg	CHF	32.6	100
Credit Suisse Holdings (Australia) Limited	Sydney, Australia	AUD	3.0	100
Credit Suisse Holdings (USA), Inc.	Wilmington, United States	USD	0.0	100
Credit Suisse International	London, United Kingdom	USD	11,366.2	100	[1]
Credit Suisse Istanbul Menkul Degerler A.S.	Istanbul, Türkiye	TRY	10.0	100
Credit Suisse Life (Bermuda) Ltd.	Hamilton, Bermuda	USD	0.5	100
Credit Suisse Loan Funding LLC	Wilmington, United States	USD	1.7	100
Credit Suisse Management LLC	Wilmington, United States	USD	891.4	100
Credit Suisse Saudi Arabia	Riyadh, Saudi Arabia	SAR	737.5	100
Credit Suisse Securities (Canada), Inc.	Toronto, Canada	CAD	3.4	100
Credit Suisse Securities (Europe) Limited	London, United Kingdom	USD	3,859.3	100
Credit Suisse Securities (Hong Kong) Limited	Hong Kong, China	HKD	2,080.9	100
Credit Suisse Securities (India) Private Limited	Mumbai, India	INR	2,214.7	100
Credit Suisse Securities (Japan) Limited	Tokyo, Japan	JPY	78,100.0	100
Credit Suisse Securities (Malaysia) Sdn. Bhd.	Kuala Lumpur, Malaysia	MYR	100.0	100
Credit Suisse Securities (Singapore) Pte. Limited	Singapore, Singapore	SGD	30.0	100
Credit Suisse Securities (Thailand) Limited	Bangkok, Thailand	THB	500.0	100
Credit Suisse Securities (USA) LLC	Wilmington, United States	USD	1,200.7	100
Credit Suisse Services (India) Private Limited	Pune, India	INR	0.1	100
Credit Suisse Services (USA) LLC	Wilmington, United States	USD	15.4	100
CS Non-Traditional Products Ltd.	Nassau, Bahamas	USD	0.1	100
CSSEL Guernsey Bare Trust	St. Peter Port, Guernsey	USD	0.0	100
DLJ Mortgage Capital, Inc.	Wilmington, United States	USD	0.0	100
Fides Treasury Services AG	Zurich, Switzerland	CHF	2.0	100
JSC "Bank Credit Suisse (Moscow)"	Moscow, Russia	RUB	460.0	100
Lime Residential, Ltd.	Nassau, Bahamas	USD	0.0	100
LLC "Credit Suisse Securities (Moscow)"	Moscow, Russia	RUB	727.0	100
Merban Equity AG	Zug, Switzerland	CHF	0.1	100
Select Portfolio Servicing, Inc.	Utah, United States	USD	0.0	100
Solar Investco II Ltd.	George Town, Cayman Islands	USD	0.0	100
SP Holding Enterprises Corp.	Wilmington, United States	USD	0.0	100
SR Lease Co VI Ltd.	George Town, Cayman Islands	USD	0.0	100
PT Credit Suisse Sekuritas Indonesia	Jakarta, Indonesia	IDR	235,000.0	99
Credit Suisse Hypotheken AG	Zurich, Switzerland	CHF	0.1	98
Credit Suisse Securities (China) Limited	Beijing, China	CNY	1,089.0	51
1 98% of voting rights and 98% of equity interest held by Credit Suisse AG.
Significant equity method investments
Company name	Domicile	Equity interest in %

Credit Suisse Group AG & Credit Suisse AG
Swisscard AECS GmbH	Horgen, Switzerland	50
ICBC Credit Suisse Asset Management Co., Ltd.	Beijing, China	20
York Capital Management Global Advisors, LLC	New York, United States	5	[1]
Holding Verde Empreendimentos e Participações S.A.	São Paulo, Brazil	0	[1]
1 The Group holds a significant noncontrolling interest.

42 Credit Suisse Group parent company
Condensed statements of operations and comprehensive income
in	2022	2021		2020
Condensed statements of operations and comprehensive income (CHF million)
Dividends from subsidiaries	632	12		24
of which from bank	570	10		10
of which from non-bank	62	2		14
Interest and dividend income	2,618	2,124		1,633
of which from subsidiaries and other affiliates	2,618	2,124		1,633
Interest expense	(2,708)	(2,173)		(1,649)
of which from subsidiaries and other affiliates	10	54		39
Net interest income	542	(37)		8
Commissions and fees	3	6		18
Trading revenues	(3)	(6)		12
of which from subsidiaries and other affiliates	(2,168)	(802)		550
Other revenues	63	36		78
of which from subsidiaries and other affiliates	61	36		77
Net revenues	605	(1)		116
Compensation and benefits	56	25		84
General and administrative expenses	82	74		62
Commission expenses	0	0		2
Total other operating expenses	82	74		64
Total operating expenses	138	99		148
Income/(loss) before taxes	467	(100)		(32)
Income tax expense/(benefit)	0	(4)		(5)
Undistributed earnings/(loss) of subsidiaries and other affiliates	(7,760)	(1,554)	[1]	2,696
Net income/(loss)	(7,293)	(1,650)		2,669
Other comprehensive income/(loss), net of tax	4,476	1,824		(2,881)
Comprehensive income/(loss)	(2,817)	174		(212)
1 Included a goodwill impairment charge of CHF 1,623 million.

Condensed balance sheets
end of	2022	2021
Assets (CHF million)
Cash and due from banks	222	143
of which from subsidiaries and other affiliates	222	143
Interest-bearing deposits with banks	2,079	5,948
of which from subsidiaries and other affiliates	2,075	5,944
Investment securities	60,814	55,659
of which from subsidiaries and other affiliates	60,814	55,659
Investments in subsidiaries and other affiliates	52,228	51,452
Other assets	1,085	831
of which from subsidiaries and other affiliates	1,034	827
Total assets	116,428	114,033
Liabilities and equity (CHF million)
Due to banks	2,518	2,743
of which from subsidiaries and other affiliates	2,518	2,743
Trading liabilities	41	0
Short-term borrowings	0	4,700
of which from subsidiaries and other affiliates	0	4,700
Long-term debt	67,798	61,949
Other liabilities	942	687
of which from subsidiaries and other affiliates	27	7
Total liabilities	71,299	70,079
Total shareholders' equity	45,129	43,954

Total liabilities and equity	116,428	114,033

Condensed statements of cash flows
in	2022	2021	2020
Operating activities (CHF million)
Net cash provided by/(used in) operating activities	(166)	(286)	(10)
Investing activities (CHF million)
(Increase)/decrease in interest-bearing deposits with banks	3,693	(5,772)	1
Purchase of investment securities	(16,101)	(2,995)	(12,644)
Maturities of investment securities	4,926	56	0
Investments in subsidiaries and other investments	(4,059)	(1,121)	0
Proceeds from sale of other investments	0	9	0
Capital expenditures for premises and equipment and other intangible assets	(6)	0	0
Net cash provided by/(used in) investing activities	(11,547)	(9,823)	(12,643)
Financing activities (CHF million)
Increase/(decrease) in due to banks and customer deposits	(225)	301	155
Increase/(decrease) in short-term borrowings	(4,700)	0	0
Issuances of long-term debt	17,719	8,730	13,644
Repayments of long-term debt	(4,926)	(56)	0
Issuances of common shares	3,914	1,661	0
Sale/(repurchase) of treasury shares	212	(473)	(462)
Dividends paid	(280)	(257)	(716)
Other, net	20	(1)	60
Net cash provided by/(used in) financing activities	11,734	9,905	12,681
Effect of exchange rate changes on cash and due from banks (CHF million)
Effect of exchange rate changes on cash and due from banks	58	70	(28)
Net increase/(decrease) in cash and due from banks (CHF million)
Net increase/(decrease) in cash and due from banks	79	(134)	0

Cash and due from banks at beginning of period [1]	143	277	277
Cash and due from banks at end of period [1]	222	143	277
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
Digital assets held in custody
Under US GAAP, an entity records a liability on its balance sheet for its obligation to safeguard digital assets held as a custodian for its clients, and a corresponding safeguarding asset.
Under Swiss GAAP, the recording of a safeguarding liability and a safeguarding asset for digital assets held as a custodian for its clients is not required.
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

VII – Parent company financial statements – Credit Suisse Group
Report of the Statutory Auditor
Parent company financial statements
Notes to the financial statements
Proposed appropriation of accumulated losses and capital distribution

1 General information, business developments and subsequent events
2 Accounting and valuation principles
3 Dividend income from participations
4 Other financial income
5 Other operating income
6 Financial expenses
7 Personnel expenses
8 Other operating expenses
9 Extraordinary, non-recurring or prior period income
10 Other short-term receivables
11 Accrued income and prepaid expenses
12 Financial investments
13 Participations
14 Short-term interest-bearing liabilities
15 Accrued expenses and deferred income
16 Long-term interest-bearing liabilities
17 Share capital, conditional, conversion and authorized capital
18 Credit Suisse Group shares held by subsidiaries
19 Purchases and sales of treasury shares
20 Significant shareholders
21 Assets subject to retention of title
22 Contingent liabilities
23 Assets and liabilities with related parties
24 Subordinated assets and liabilities
25 Shareholdings

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

Parent company financial statements
Statement of income
in	Note	2022	2021
Statement of income (CHF million)
Dividend income from participations	3	632	12
Other financial income	4	2,651	2,160
Other operating income	5	128	96
Total operating income		3,411	2,268
Financial expenses	6	2,869	2,270
Personnel expenses	7	56	24
Other operating expenses	8	127	110
Amortization, depreciation and impairment losses on noncurrent assets	1	24,475	2,923
Total operating expenses		27,527	5,327
Operating profit/(loss)		(24,116)	(3,059)
Extraordinary, non-recurring or prior period income	9	0	311
Net profit/(loss) before taxes		(24,116)	(2,748)
Direct tax expenses		12	12
Net profit/(loss)		(24,128)	(2,760)

Balance sheet
end of	Note	2022	2021
Assets (CHF million)
Cash and cash equivalents		2,088	5,960
Other short-term receivables	10	10,216	5,214
Accrued income and prepaid expenses	11	1,128	927
Total current assets		13,432	12,101
Financial investments	12	56,574	50,168
Participations	13	29,838	50,254
Intangible assets		6	0
Total noncurrent assets		86,418	100,422
Total assets		99,850	112,523
Liabilities and shareholders' equity (CHF million)
Short-term interest-bearing liabilities	14	12,293	12,190
Other short-term liabilities		54	13
Accrued expenses and deferred income	15	1,287	988
Total short-term liabilities		13,634	13,191
Long-term interest-bearing liabilities	16	63,555	56,568
Total long-term liabilities		63,555	56,568
Total liabilities		77,189	69,759
Share capital	1, 17	160	106
Capital contribution reserves	1	30,251	26,674
Other capital reserves		1,952	1,800
Legal capital reserves		32,203	28,474
Reserves for own shares held by subsidiaries	18	500	500
Legal income reserves		500	500
Statutory and discretionary reserves		10,500	10,500
Retained earnings carried forward		3,828	6,719
Net profit/(loss)		(24,128)	(2,760)
Voluntary retained earnings/(accumulated losses)		(9,800)	14,459
Treasury shares against other capital reserves		(402)	(469)
Treasury shares against voluntary retained earnings		0	(153)
Treasury shares against capital contribution reserves		0	(153)
Treasury shares	19	(402)	(775)
Total shareholders' equity		22,661	42,764
Total liabilities and shareholders' equity		99,850	112,523

Statement of changes in shareholders’ equity
	Share capital	Legal capital reserves	Legal income reserves	Statutory and discretionary reserves	Retained earnings carried forward	Net profit/(loss)	Treasury shares	Total share- holders' equity
2022 (CHF million)
Balance at beginning of period	106	28,474	500	10,500	6,719	(2,760)	(775)	42,764
Appropriation of net profit/(loss)	–	–	–	–	(2,760)	2,760	–	–
Distribution for the financial year 2021	–	(131)	–	–	(131)	–	–	(262)
Issuance of shares	54	3,860	–	–	–	–	–	3,914
Sale/(purchase) of treasury shares	–	–	–	–	–	–	373	373
Net profit/(loss)	–	–	–	–	–	(24,128)	–	(24,128)
Balance at end of period	160	32,203	500	10,500	3,828	(24,128)	(402)	22,661
2021 (CHF million)
Balance at beginning of period	98	26,960	500	10,500	7,037	(197)	(392)	44,506
Appropriation of net profit/(loss)	–	–	–	–	(197)	197	–	–
Distribution for the financial year 2020	–	(121)	–	–	(121)	–	–	(242)
Issuance of shares	8	1,635	–	–	–	–	–	1,643
Purchase of shares as part of the share buyback program 2021	–	–	–	–	–	–	(306)	(306)
Sale/(purchase) of other treasury shares	–	–	–	–	–	–	(77)	(77)
Net profit/(loss)	–	–	–	–	–	(2,760)	–	(2,760)
Balance at end of period	106	28,474	500	10,500	6,719	(2,760)	(775)	42,764

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
Credit Suisse Group AG issues high-trigger and low-trigger tier 1 capital notes as well as senior unsecured notes, which qualify as total loss-absorbing capacity (TLAC). The proceeds from such issuances are generally used to acquire internal notes issued by Credit Suisse AG which substantially mirror the terms of the notes issued by Credit Suisse Group AG.
Number of employees
The annual average number of employees (full-time equivalents) for the current year exceeded 50 but did not exceed 250. In the previous year the average number of employees did not exceed 50.
Business developments
Strategic review
On October 27, 2022, Credit Suisse Group AG announced a series of decisive actions following a strategic review conducted by the Board of Directors and Executive Board, focused on a restructuring of the Investment Bank, an accelerated cost transformation, and strengthened and reallocated capital.
Internal control over financial reporting
The Credit Suisse Group AG’s Board of Directors is responsible for establishing and maintaining adequate internal control over financial reporting which is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Swiss law. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
The Board of Directors has made an evaluation and assessment of the internal control over financial reporting as of December 31, 2022. Based upon its review and evaluation, the Board of Directors has concluded that, as of December 31, 2022, the Credit Suisse Group AG’s internal control over financial reporting was not effective as it did not design and maintain an effective risk assessment process to identify and analyze the risk of material misstatements in its financial statements. This material weakness could result in misstatements of account balances or disclosures that would result in a material misstatement to the annual financial statements that would not be prevented or detected.
As a consequence, the statutory auditor PricewaterhouseCoopers AG (PwC) has issued a qualified opinion on the existence of an internal control designed for the preparation of the financial statements as of December 31, 2022.
Notwithstanding the existence of that material weaknesses in internal control over financial reporting, the Credit Suisse Group AG confirms that its financial statements as at December 31, 2022 comply with Swiss law as reflected in PwC’s report on those financial statements.
The Credit Suisse Group AG’s Board of Directors and the Executive Board have worked continuously in recent years to improve the control environment surrounding financial reporting with increased investment and additional resources and are committed to maintaining a strong internal control environment and implementing measures designed to help ensure that the material weaknesses are remediated with the highest priority. The Credit Suisse Group AG’s Board of Directors and the Executive Board are developing a remediation plan to address the material weakness referred to above, including strengthening the risk and control framework, and which will build on the significant attention that management has devoted to controls to date.
Other than as described above, there were no changes in the Credit Suisse Group AG’s internal control over financial reporting during the period covered by this report that have materially affected, or are reasonably likely to materially affect, the Credit Suisse Group AG’s internal controls over financial reporting.
Valuation of participations
The carrying value of Credit Suisse Group AG’s participations in subsidiaries is reviewed for potential impairment on at least an annual basis as of December 31 and at any other time that events or circumstances indicate that the participations’ value may be impaired. Such events and circumstances during the year, which included increased interest rates, the deterioration of the economic environment, the comprehensive strategic review announced on October 27, 2022, significant deposit and net asset outflows in the fourth quarter as well as the related liquidity issues, were considered triggering events and required reviews of the participations' value. Based on the reviews performed,

Credit Suisse Group AG recorded total participation impairments of CHF 24.5 billion, primarily relating to Credit Suisse AG, for the year 2022.
Capital increase
On November 23, 2022, Credit Suisse Group AG held an Extraordinary General Meeting, at which shareholders approved two capital increases. Credit Suisse Group AG completed the first capital increase on November 25, 2022 by way of a share placement of 462,041,884 newly issued shares to qualified investors resulting in gross proceeds of CHF 1.76 billion. Credit Suisse Group AG completed the second capital increase by way of a rights offering on December 9, 2022. By the end of the rights exercise period, 98.2% of the rights had been exercised for the issuance of 872,989,594 shares. The remaining 16,378,864 newly issued shares for which rights were not exercised were sold in the market. The rights offering resulted in gross proceeds of CHF 2.25 billion. The capital increases resulted in 1,351,410,342 newly issued shares and gross proceeds for Credit Suisse Group AG of CHF 4.0 billion. Credit Suisse Group AG made capital contributions of CHF 3.89 billion to its wholly-owned subsidiary Credit Suisse AG.
Sale of CS Trust business
On September 6, 2022, the Group signed separate agreements with The Bank of N.T. Butterfield & Son Limited (Butterfield) and Gasser Partner Trust reg. (Gasser Partner) for the sale of its global trust business (Credit Suisse Trust, CST), while CST entities will continue to operate with a limited number of clients. Under separate agreements, Butterfield will acquire CST’s businesses based in Guernsey, Singapore, and The Bahamas, while Gasser Partner will acquire CST’s Liechtenstein business. The transaction with Butterfield is expected to close in 2023 and is subject to customary conditions. The transfer of a majority of the trust structures in Liechtenstein occurred on February 28, 2023, with the expectation that a small number of remaining trust structures will transfer on a rolling basis in the first half of 2023.
Subsequent events
Securitized Products Group
On November 15, 2022, Credit Suisse announced that it had entered into definitive transaction agreements to sell a significant part of its Securitized Products Group (SPG) to entities and funds managed by affiliates of Apollo Global Management. This transaction involves phased closings through the first half of 2023 and represents an important step towards a managed exit from the SPG business and to de-risk the bank. On February 7, 2023, the parties completed the first closing of such transaction and the majority of the assets and professionals associated with the transaction are now part of or managed by ATLAS SP Partners, a new standalone credit firm focused on asset-backed financing and capital markets solutions. On February 23, 2023, the parties completed the second closing of such transaction, with further assets transferred.
CS First Boston
On February 9, 2023, Credit Suisse announced the acquisition of The Klein Group LLC, the investment banking business as well as the registered broker-dealer of M. Klein & Company LLC (the seller). The purchase price is USD 175 million. To align interests with Credit Suisse, the seller will receive a convertible note and a warrant. The note will provide annual payments and convert into, and the warrant entitles the seller to subscribe to, CS First Boston shares at a qualified initial public offering or other liquidity event, at the then-valuation of CS First Boston, less a customary discount. The principal amount of the convertible note is expected to be USD 100 million, with the balance being paid in cash dependent on the amount of taxes to be paid by the seller at closing. The net present value of the transaction to Credit Suisse is expected to be approximately USD 210 million, which also includes interest cost, annual payments on the note and other payments that may in the future become payable in respect of this transaction. The transaction is expected to close in the first half of 2023.
2 Accounting and valuation principles
These financial statements were prepared in accordance with the provisions of the Swiss Law on Accounting and Financial Reporting (32nd title of the Swiss Code of Obligations).
Cash and cash equivalents
Cash and cash equivalents are carried at nominal value.
Derivatives held for hedging purposes
Interest rate swaps
Credit Suisse Group AG entered into hedging transactions to hedge interest rate risk exposures from fixed rate liabilities with fixed receiver interest rate swaps with equivalent notionals and maturities. These hedging relationships are considered to be highly effective over the entire lifetime of the hedge. The hedging instruments follow the accounting treatment of the underlying assets and liabilities, i.e. the accrued net interest and the unamortized day one payments are recognized on the balance sheet as “Accrued income and prepaid expenses” and as “Accrued expenses and deferred income”, respectively. The interest and the amortization of the day one payments on the interest rate swaps are recorded as financial expenses in the statement of income. The interest rate swaps were initially recorded at cost. Subsequently, no replacement values and no valuation changes, i.e., change of clean replacement values, are recorded on the balance sheet and in the statement of income of the company.

Cross-currency basis swaps
Credit Suisse Group AG uses cross-currency basis swaps to hedge the foreign currency risk resulting from mismatches between assets and liabilities denominated in non-functional currencies. The cross-currency basis swaps have a notional equivalent to the respective asset and liability currency mismatch. These hedging relationships are considered to be highly effective over the entire lifetime of the hedge and are adjusted as exposure changes to ensure the hedges remain effective. The hedging instruments follow the accounting treatment of the underlying risk hedged. The change of fair value due to change in foreign exchange rates is reflected in other financial income or financial expenses and off-sets with the foreign currency remeasurement effects of the hedged foreign currency exposure. The interest is recorded as financial expenses. The change in fair value due to change in foreign exchange rates and the accrued interest of the cross-currency basis swaps are recognized on the balance sheet as “Accrued income and prepaid expenses” and as “Accrued expenses and deferred income”. The cross-currency basis swaps were initially recorded at cost. Subsequently, no replacement values and no valuation changes due to changes in interest rates, i.e., change of clean replacement values related to interest, are recorded on the balance sheet and in the statement of income of the company.
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
Intangible assets
Intangible assets are amortized over a period of five years. Intangible assets are tested for impairment annually, or more frequently if events or changes in circumstances indicate that the intangible assets may be impaired.
Interest-bearing liabilities
Short-term and long-term interest-bearing liabilities are carried at nominal value. Issuance costs and discounts are recognized as prepaid expenses and are amortized on a straight-line basis over the contractual term of the notes. Premiums are recognized as accrued expenses and are amortized on a straight-line basis over the contractual term of the notes.
Treasury shares
Own shares are recorded at cost and reported as treasury shares, resulting in a reduction to total shareholders’ equity. Realized gains and losses on the sale of own shares are recognized through the statement of income as other financial income or financial expenses.
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

3 Dividend income from participations
in	2022	2021
Dividend income from participations (CHF million)
Credit Suisse AG	570	10
Credit Suisse Services AG	50	0
Other	12	2
Dividend income from participations	632	12
4 Other financial income
in	2022	2021
Other financial income (CHF million)
Interest income [1]	2,651	2,150
Gains on sale of treasury shares	0	10
Other financial income	2,651	2,160
1 Included negative interest income of CHF 2 million and CHF 17 million in 2022 and 2021, respectively.
5 Other operating income
in	2022	2021
Other operating income (CHF million)
Trademark fees	61	53
Management fees	61	36
Guarantee fees	3	6
Other	3	1
Other operating income	128	96
6 Financial expenses
in	2022	2021
Financial expenses (CHF million)
Interest expense [1]	2,716	2,178
Losses on sale of treasury shares	152	89
Foreign exchange losses	1	3
Financial expenses	2,869	2,270
1 Included negative interest expense of CHF 31 million and CHF 54 million in 2022 and 2021, respectively.
7 Personnel expenses
in	2022	2021
Personnel expenses (CHF million)
Salaries	53	34
Variable compensation expenses/(credits)	(9)	(20)
Other	12	10
Personnel expenses	56	24
8 Other operating expenses
in	2022	2021
Other operating expenses (CHF million)
Branding expenses	59	53
Other general and administrative expenses	68	57
Other operating expenses	127	110
9 Extraordinary, non-recurring or prior period income
in	2022	2021
Extraordinary, non-recurring or prior period income (CHF million)
Release of provisions	0	311	[1]
Extraordinary, non-recurring or prior period income	0	311
1 Release of economically not required provisions from prior periods.
10 Other short-term receivables
end of	2022	2021
Other short-term receivables (CHF million)
Debt securities [1]	9,065	4,878
Cash collateral provided	892	113
Receivables for trademark fees	217	220
Other	42	3
Other short-term receivables	10,216	5,214
1 Reflects notes issued by Credit Suisse AG.

11 Accrued income and prepaid expenses
end of	2022	2021
Accrued income and prepaid expenses (CHF million)
Accrued interest income	827	653
Deferred debt issuance costs	241	220
Unamortized discount on notes issued	56	39
Unamortized premium on debt securities	1	2
Derivatives held for hedging purposes	0	8
Other	3	5
Accrued income and prepaid expenses	1,128	927
12 Financial investments
end of	2022	2021
Financial investments (CHF million)
Debt securities [1]	56,573	50,167
Equity securities	1	1
Financial investments	56,574	50,168
1 Reflects notes issued by Credit Suisse AG.
13 Participations
Direct participations
Company name	Domicile	Currency	Nominal capital in million	Voting interest in %		Equity interest in %
as of December 31, 2022
Capital Union Bank B.S.C (closed) (under liquidation)	Manama, Kingdom of Bahrain	USD	20.0	26		26
Credit Suisse AG 1	Zurich, Switzerland	CHF	4,399.7	100		100
Credit Suisse Group Funding (Guernsey) Limited [1]	St. Peter Port, Guernsey	USD	0.1	100		100
Credit Suisse Insurance Linked Strategies Ltd. [1]	Zurich, Switzerland	CHF	0.2	100		100
Credit Suisse International [1,3]	London, United Kingdom	USD	11,366.2	2	[2]	2	[2]
Credit Suisse Services AG 1	Zurich, Switzerland	CHF	1.0	100		100
Credit Suisse Trust AG 1	Zurich, Switzerland	CHF	5.0	100		100
Credit Suisse Trust Holdings Limited [1]	St. Peter Port, Guernsey	GBP	17.0	100		100
CS LP Holding AG	Zug, Switzerland	CHF	0.1	100		100
Inreska Limited [1]	St. Peter Port, Guernsey	GBP	3.0	100		100
Savoy Hotel Baur en Ville AG	Zurich, Switzerland	CHF	7.5	88		88
1 For the purpose of impairment testing, these participations form part of a sub-portfolio for which the portfolio valuation method is applied.
2 98% held by other group companies.
3 Private unlimited company.
Indirect participations
The company’s principal indirect participations are shown in Note 41 – Significant subsidiaries and equity method investments in VI – Consolidated financial statements – Credit Suisse Group.

14 Short-term interest-bearing liabilities
end of	2022	2021
Short-term interest-bearing liabilities (CHF million)
Senior unsecured notes	5,859	3,506
High-trigger tier 1 capital notes	2,050	1,372
Low-trigger tier 1 capital notes	2,081	0
Due to banks	2,303	7,312
Short-term interest-bearing liabilities	12,293	12,190
15 Accrued expenses and deferred income
end of	2022	2021
Accrued expenses and deferred income (CHF million)
Accrued interest expense	891	679
Deferred fees on debt securities	220	200
Derivatives held for hedging purposes	98	6
Unamortized discount on debt securities	36	24
Accrued personnel and other operating expenses	29	61
Unamortized premium on notes issued	11	17
Other	2	1
Accrued expenses and deferred income	1,287	988
16 Long-term interest-bearing liabilities
The high-trigger and low-trigger tier 1 capital notes issued by Credit Suisse Group AG are perpetual securities and have no fixed or final maturity date. Subject to the satisfaction of certain conditions, they may be redeemed, at the option of the issuer, on the first call date or as specified thereafter in the terms of the note.
The high-trigger tier 1 capital notes mandatorily are permanently written down to zero, as provided in the terms of the respective instrument, upon the occurrence of certain specified triggering events. These events include the Group’s consolidated common equity tier 1 (CET1) ratio falling below 7%, or a determination by the Swiss Financial Market Supervisory Authority FINMA (FINMA) that write-down is necessary, or that Credit Suisse Group AG requires extraordinary public sector capital support, to prevent Credit Suisse Group AG from becoming insolvent, bankrupt or unable to pay a material amount of its debt, or other similar circumstances. Write-down can only be prevented if FINMA, at Credit Suisse Group AG’s request, is satisfied that certain conditions exist and determines that a write-down is not required. High-trigger instruments are designed to absorb losses before other capital instruments, including the low-trigger capital instruments.
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

Long-term interest-bearing liabilities
									2022		2021
Currency	Notional (million)		Interest rate		Issue date	Call date		Maturity date	Carrying value (CHF million)		Carrying value (CHF million)
High-trigger tier 1 capital notes
USD	2,000		7.500%	[1]	July 16, 2018	July 17, 2023		Perpetual	–	[2]	1,829
CHF	200		3.875%	[1]	March 22, 2017	September 22, 2023		Perpetual	–	[2]	200
SGD	750		5.625%	[1]	June 6, 2019	June 6, 2024		Perpetual	517		508
CHF	300		3.500%	[1]	September 4, 2018	September 4, 2024		Perpetual	300		300
USD	1,500		7.250%	[1]	September 12, 2018	September 12, 2025		Perpetual	1,387		1,372
CHF	525		3.000%	[1]	September 11, 2019	November 11, 2025		Perpetual	525		525
USD	1,750		6.375%	[1]	August 21, 2019	August 21, 2026		Perpetual	1,619		1,600
USD	1,500		5.250%	[1]	August 11, 2020	August 11, 2027	[3]	Perpetual	1,387		1,372
USD	1,650		9.750%	[1]	June 23, 2022	December 23, 2027	[3]	Perpetual	1,526		–
USD	1,000		5.100%	[1]	January 24, 2020	January 24, 2030		Perpetual	925		915
USD	1,500		4.500%	[1]	December 9, 2020	March 3, 2031	[3]	Perpetual	1,387		1,372
Total high-trigger tier 1 capital notes									9,573		9,993
Low-trigger tier 1 capital notes
USD	2,250		7.500%	[1]	December 11, 2013	December 11, 2023		Perpetual	–	[2]	2,057
USD	2,500		6.250%	[1]	June 18, 2014	December 18, 2024		Perpetual	2,312		2,286
Total low-trigger tier 1 capital notes									2,312		4,343
Senior unsecured notes
AUD	125		3.500%	[1]	March 8, 2018	March 8, 2023		March 8, 2024	–	[2]	83
AUD	175		3 Month BBSW +1.25%		March 8, 2018	March 8, 2023		March 8, 2024	–	[2]	116
USD	1,050		3 Month USD LIBOR +0.80%	[4]	March 8, 2019	March 8, 2023		March 8, 2024	–	[2]	960
CHF	1,000	[5]	1.000%		April 15, 2015	-		April 14, 2023	–	[2]	1,000
USD	2,000		3.800%		June 10, 2016	-		June 9, 2023	–	[2]	1,829
USD	1,250		4.207%	[1]	June 12, 2018	June 12, 2023		June 12, 2024	–	[2]	1,143
USD	750		3 Month USD LIBOR +1.24%		June 12, 2018	June 12, 2023		June 12, 2024	–	[2]	686
EUR	1,500		1.250%	[1]	July 17, 2017	July 17, 2024		July 17, 2025	1,478		1,551
USD	2,000		2.593%	[1]	September 11, 2019	September 11, 2024		September 11, 2025	1,850		1,829
GBP	750		2.125%	[1]	September 12, 2017	September 12, 2024		September 12, 2025	837		926
EUR	1,500		3 Month EURIBOR +1.0%		January 18, 2021	January 16, 2025		January 16, 2026	1,478		1,551
USD	2,500		3.750%		March 26, 2015	-		March 26, 2025	2,312		2,286
EUR	2,000		3.250%	[1]	April 2, 2020	April 2, 2025		April 2, 2026	1,970		2,068
NOK	1,000		3.600%		May 29, 2015	-		May 28, 2025	93		104
USD	1,500		2.193%	[1]	June 5, 2020	June 5, 2025		June 5, 2026	1,387		1,372
USD	1,500		6.373%	[1]	August 12, 2022	July 15, 2025		July 15, 2026	1,387		–
GBP	500		2.750%		August 8, 2016	-		August 8, 2025	558		618
EUR	2,000		2.125%	[1]	March 24, 2022	October 13, 2025		October 13, 2026	1,970		–
USD	2,000		1.305%	[1]	February 2, 2021	February 2, 2026		February 2, 2027	1,850		1,829
USD	2,000		4.550%		April 18, 2016	-		April 17, 2026	1,850		1,829
EUR	1,500	[6]	1.000%	[1]	June 24, 2019	June 24, 2026		June 24, 2027	1,478		1,551
GBP	750		7.000%	[1]	September 7, 2022	September 30, 2026		September 30, 2027	837		–
JPY	8,300		0.904%	[1]	October 27, 2017	October 27, 2026		October 27, 2027	58		66
USD	2,250		4.282%		January 9, 2017	January 9, 2027		January 9, 2028	2,081		2,058
EUR	1,250		0.650%	[1]	January 14, 2020	January 14, 2027		January 14, 2028	1,231		1,292
JPY	5,000		1.100%		April 4, 2022	April 4, 2027	[7]	April 4, 2028	35		–
GBP	750		2.250%	[1]	June 9, 2020	June 9, 2027		June 9, 2028	837		926
USD	1,750		6.442%	[1]	August 12, 2022	August 11, 2027		August 11, 2028	1,619		–
USD	2,000		3.869%	[1]	January 12, 2018	January 12, 2028		January 12, 2029	1,850		1,829
EUR	3,000		7.750%	[1]	November 14, 2022	March 1, 2028		March 1, 2029	2,955		–
GBP	450		2.125%	[1]	November 15, 2021	November 15, 2028		November 15, 2029	502		556
EUR	100		1.190%	[1,8]	June 11, 2019	March 11, 2029		March 11, 2030	99		103
EUR	1,000		0.650%		September 10, 2019	-		September 10, 2029	985		1,034
USD	3,000		4.194%	[1]	April 1, 2020	April 1, 2030		April 1, 2031	2,775		2,744

Long-term interest-bearing liabilities (continued)
								2022	2021
Currency	Notional (million)	Interest rate		Issue date	Call date		Maturity date	Carrying value (CHF million)	Carrying value (CHF million)
EUR	1,500	2.875%	[1]	March 24, 2022	April 2, 2031		April 2, 2032	1,478	–
USD	3,250	3.091%	[1]	May 14, 2021	May 14, 2031		May 14, 2032	3,006	2,972
USD	3,000	6.537%	[1]	August 12, 2022	August 12, 2032		August 12, 2033	2,775	–
GBP	750	7.375%	[1]	September 7, 2022	September 7, 2032		September 7, 2033	837	–
JPY	10,000	1.269%	[1]	October 27, 2017	October 27, 2032		October 27, 2033	70	79
USD	2,000	9.016%	[1]	November 14, 2022	November 15, 2032		November 15, 2033	1,850	–
EUR	1,500	0.625%		January 18, 2021	-		January 18, 2033	1,478	1,551
EUR	100	2.455%		July 11, 2018	July 11, 2033	[7]	July 4, 2034	99	103
USD	2,000	4.875%		May 21, 2015	-		May 15, 2045	1,850	1,829
USD	365	4.600%	[9]	March 29, 2018	March 29, 2047	[7]	March 29, 2048	338	319
USD	176	5.000%	[9]	June 29, 2018	June 29, 2047	[7]	June 29, 2048	163	154
USD	231	5.000%	[9]	August 31, 2018	August 31, 2047	[7]	August 31, 2048	214	201
USD	123	5.350%	[9]	October 26, 2018	October 26, 2047	[7]	October 26, 2048	114	107
USD	123	5.400%	[9]	December 27, 2018	December 27, 2047	[7]	December 27, 2048	114	107
USD	140	5.350%	[9]	January 30, 2019	January 30, 2048	[7]	January 30, 2049	130	122
USD	140	5.350%	[9]	January 30, 2019	January 30, 2048	[7]	January 30, 2049	130	122
USD	117	5.300%	[9]	January 30, 2019	January 30, 2048	[7]	January 30, 2049	108	101
USD	149	4.700%	[9]	May 29, 2019	May 29, 2048	[7]	May 29, 2049	138	130
USD	148	4.500%	[9]	June 27, 2019	June 27, 2048	[7]	June 27, 2049	137	130
USD	302	3.850%	[9]	January 31, 2020	January 31, 2059	[7]	January 31, 2060	279	266
Total senior unsecured notes								51,670	42,232
Total								63,555	56,568
1 Interest rate reset at first call date and on every reset date thereafter.
2 Reported as short-term interest-bearing liabilities.
3 Represents the first reset date. Optional redemption at any time during the six-month period prior to the first reset date.
4 Minimum rate of 0.80%.
5 On May 12, 2015, the offering was re-opened and the aggregate principal amount was increased from CHF 825 million to CHF 1,000 million.
6 On July 23, 2019, the offering was re-opened and the aggregate principal amount was increased from EUR 1,000 million to EUR 1,500 million.
7 Represents the final call date of these notes with multiple call dates prior to maturity.
8 The interest rate was 1.59% from June 11, 2019 to March 10, 2020.
9 The interest rate of these zero coupon annual accreting senior callable notes reflects the yield rate of the notes.
17 Share capital, conditional, conversion and authorized capital
	No. of registered shares	Par value in CHF	% of existing share capital	No. of registered shares	Par value in CHF
Share capital as of December 31, 2021				2,650,747,720	106,029,909
Ordinary share capital increase
Private placement on November 25, 2022				462,041,884	18,481,675
Rights offering on December 9, 2022				889,368,458	35,574,738
Conditional capital
Capital as of December 31, 2021	300,000,000	12,000,000
Capital as of December 31, 2022	300,000,000	12,000,000	7
Conversion capital
Capital as of December 31, 2021	150,000,000	6,000,000
Capital as of December 31, 2022	150,000,000	6,000,000	4
Authorized capital
Capital as of December 31, 2021	–	–
Annual General Meeting of April 29, 2022 - increase	125,000,000	5,000,000
Capital as of December 31, 2022	125,000,000	5,000,000	3
Share capital as of December 31, 2022				4,002,158,062	160,086,322

18 Credit Suisse Group shares held by subsidiaries
As of December 31, 2022 and 2021, 9,804,712 share equivalents (market value of CHF 27 million) and 6,319,702 share equivalents (market value of CHF 56 million), respectively, were held by subsidiaries.
A reserve for own shares held by subsidiaries in the amount of CHF 500 million has been established in shareholders’ equity.
19 Purchases and sales of treasury shares
	Net gain/(loss) on sale (CHF million)	Treasury shares, at cost (CHF million)	Number of shares	Average price per share (CHF)
2022
Balance as of December 31, 2021		775	74,743,509	10.36
Purchase of treasury shares		186	36,918,850	5.05
Sale of treasury shares [1]	(152)	(559)	(60,559,090)	6.73
Change in 2022	(152)	(373)	(23,640,240)
Balance as of December 31, 2022		402	51,103,269	7.86
2021
Balance as of December 31, 2020		392	38,431,871	10.19
Purchase of treasury shares		1,018	94,918,138	10.73
Sale of treasury shares [1]	(79)	(635)	(58,606,500)	9.49
Change in 2021	(79)	383	36,311,638
Balance as of December 31, 2021		775	74,743,509	10.36
2022: Highest price CHF 9.54, paid on January 14 and lowest price CHF 3.44 paid on November 25 in a market transaction.
2021: Highest price CHF 13.02, paid on March 10 and lowest price CHF 8.44 paid on December 20 in a market transaction.
1 Representing share award settlements.
20 Significant shareholders
	2022			2021
end of	Number of shares (million)	Total nominal value (CHF million)	Share- holding (%)	Number of shares (million)	Total nominal value (CHF million)	Share- holding (%)
Direct shareholders [1]
Chase Nominees Ltd. [2]	433	17	10.83	304	12	11.48
Nortrust Nominees Ltd. [2]	217	9	5.43	197	8	7.42
The Bank of New York Mellon [2]	213	9	5.31	139	6	5.25
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
21 Assets subject to retention of title
As of December 31, 2022 and 2021, cash and cash equivalents in the amount of CHF 5 million were held in an escrow account.

22 Contingent liabilities
As of December 31, 2022 and 2021, aggregate indemnity liabilities, guarantees and other contingent liabilities (net of exposures recorded as liabilities) were CHF 812 million and CHF 5,897 million, respectively. Credit Suisse Group AG has entered into these contingent liabilities on behalf of its subsidiaries.
Contingent liabilities include guarantees for obligations, performance-related guarantees and letters of comfort. Contingencies with a stated amount are included in the above reported amounts. In some instances, however, the amount of exposure of Credit Suisse Group AG is not specified but relates to specific circumstances such as the solvency of subsidiaries, and therefore no amount is included in the above figures.
Value-added tax
The company belongs to the Swiss value-added tax group of Credit Suisse Group, and thus carries joint liability to the Swiss federal tax authority for value-added tax debts of the entire Group. As of December 31, 2022 and 2021, Credit Suisse Group AG has not recorded any contingent liabilities with regard to value-added tax.
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
The Swiss pension plan’s annual financial statements are prepared in accordance with Swiss GAAP FER 26 based on the full population of covered employees. Individual annual financial statements for each participating company are not prepared. As a multi-employer plan with unrestricted joint liability for all participating companies, the economic interest in the Swiss pension plan’s over- or underfunding is allocated to each participating company based on an allocation key determined by the plan. As of December 31, 2022 and 2021, Credit Suisse Group AG has not recorded any contingent liabilities with regard to the Swiss pension plan.
23 Assets and liabilities with related parties
end of	2022	2021
Assets (CHF million)
Cash and cash equivalents	2,083	5,955
Other short-term receivables	10,174	5,211
Accrued income and prepaid expenses	829	667
Total current assets – related parties	13,086	11,833
Financial investments	56,573	50,167
Participations	29,838	50,254
Total noncurrent assets – related parties	86,411	100,421
Total assets – related parties	99,497	112,254
Liabilities (CHF million)
Short-term interest-bearing liabilities	2,303	7,312
Other short-term liabilities	27	7
Accrued expenses and deferred income [1]	357	248
Total short-term liabilities – related parties	2,687	7,567
Total liabilities – related parties	2,687	7,567
The assets and liabilities represent the amounts due from and due to group companies, except where indicated.
1 Included amounts due to management bodies of CHF 3 million at December 31, 2022 and CHF 17 million at December 31, 2021, respectively.
24 Subordinated assets and liabilities
end of	2022	2021
Subordinated assets and liabilities (CHF million)
Subordinated assets	66,463	55,706
Subordinated liabilities	16,244	15,971
Includes accrued interest.
Group-internal funding related to loss-absorbing instruments has been aligned to international standards for internal TLAC instruments and to article 126b of the Swiss Capital Adequacy Ordinance, effective January 1, 2020. Due to this alignment, the bail-in debt instruments issued by Credit Suisse AG to Credit Suisse Group AG are permanently subordinated.

25 Shareholdings
Executive Board shareholdings
The shareholdings of the Executive Board members, their immediate family and companies in which they have a controlling interest as well as the value of the unvested share-based compensation awards held by Executive Board members as of December 31, 2022 and 2021, are disclosed in the table below.
Executive Board holdings and values of deferred share-based awards by individual
end of	Number of owned shares	[1]	Number of unvested awards	[2]	Number of owned shares and unvested awards	Value (CHF) of unvested awards at grant date	[3]	Value (CHF) of unvested awards at year end	[4]
2022
Ulrich Körner	340,055		1,564		341,619	12,008		4,323
Markus Diethelm	–		–		–	–		–
Francesco De Ferrari	–		250,550		250,550	2,009,376		692,520
Christine Graeff	–		37,424		37,424	288,013		103,440
Joanne Hannaford	105,247		385,863		491,110	3,177,695		1,066,525
André Helfenstein	208,718		415,737		624,455	4,191,339		189,536
Dixit Joshi	–		–		–	–		–
Edwin Low	283,051		636,136		919,187	5,892,589		1,758,280
Francesca McDonagh	–		–		–	–		–
Nita Patel	6,569		89,202		95,771	739,646		246,554
David Wildermuth	83,541		309,905		393,446	2,451,675		856,577
Total	1,027,181		2,126,381		3,153,562	18,762,343		4,917,756
2021
Thomas P. Gottstein	343,933		865,241		1,209,174	10,346,761		5,044,803
Romeo Cerutti	419,333		339,027		758,360	4,074,902		2,033,172
André Helfenstein	89,962		516,222		606,184	5,574,001		3,215,381
Lydie Hudson	–		243,816		243,816	2,670,588		1,383,393
Ulrich Körner	246,487		–		246,487	–		–
Rafael Lopez Lorenzo	99,591		127,566		227,157	1,519,990		1,131,766
David R. Mathers	163,403		992,083		1,155,486	10,869,369		6,974,651
Christian Meissner	247		–		247	–		–
Joachim Oechslin	213,577		272,122		485,699	3,506,175		2,414,266
Antoinette Poschung	158,585		123,557		282,142	1,355,032		706,324
Helman Sitohang	471,033		805,946		1,276,979	9,665,696		4,811,141
James B. Walker	221,384		396,582		617,966	4,314,624		2,582,473
Philipp Wehle	76,739		549,634		626,373	6,208,945		3,511,812
Total	2,504,274		5,231,796		7,736,070	60,106,082		33,809,182
1 Includes shares that were initially granted as deferred compensation and have vested.
2
For 2022, includes unvested shares originating from LTI awards based on performance payout achieved at the end of the applicable three year performance period. For 2021, includes unvested shares originating from LTI opportunities calculated on the basis of maximum opportunity for awards that have not reached the end of their three-year performance period, given that the actual achievement level and associated number of unvested shares cannot be determined until the end of the performance period. For LTI awards that have reached the end of their three-year performance period, the number of unvested shares reflects the actual number of shares earned based on achievement of the performance target levels.

3 Determined based on the number of unvested awards multiplied by the share price at grant.
4
For 2022, includes the value of unvested LTI opportunities based on performance payout achieved at the end of the applicable three year performance period. For 2021, includes the value of unvested LTI opportunities. For LTI awards that have reached the end of their three-year performance period, the value is based on the actual number of shares eligible to vest. For LTI opportunities that have not reached the end of their three-year performance period, this is determined based on the number of shares at fair value at the time of grant, multiplied by the share price at the end of the year.

Board of Directors shareholdings
The shareholdings of the Board of Directors members, their immediate family and companies in which they have a controlling interest are disclosed in the following table. As of December 31, 2022 and 2021, there were no Board of Directors members with outstanding options.
Board of Directors shareholdings by individual
end of	2022	2021
December 31 (shares) [1]
Axel Lehmann	568,066	108,220
Mirko Bianchi [2]	21,676	–
Iris Bohnet	201,502	115,182
Clare Brady	57,985	12,695
Christian Gellerstad	247,267	138,884
Keyu Jin [2]	24,559	–
Shan Li	117,064	49,062
Seraina Macia	190,728	105,035
Blythe Masters	57,918	12,027
Richard Meddings	156,811	58,403
Amanda Norton [2]	18,217	–
Ana Paula Pessoa	118,570	79,404
Total	1,780,363	678,912	[3]
1 Includes Group shares that are subject to a blocking period of up to four years; includes shareholdings of immediate family members.
2 Mirko Bianchi, Keyu Jin and Amanda Norton were newly elected at the 2022 AGM.
3
Excluded 335,902 shares held by António Horta-Osório, who stepped down as Chairman as of January 16, 2022; 71,465 shares held by Michael Klein, who stepped down as of October 27, 2022; and 422,140 shares held by Kai S. Nargolwala and 199,154 shares held by Severin Schwan, who both did not stand for re-election at the 2022 AGM.

Shares awarded
	2022		2021
end of	Number of shares	Value of shares (CHF million)	Number of shares	Value of shares (CHF million)
Shares awarded
Board of Directors	681,332	4	322,738	3
Executive Board [1]	0	0	14,951	0
Employees [2]	104,780,511	286	50,641,954	418
Includes shares, share awards and performance share awards.
1
For the individuals who joined the Executive Board and the individuals who left the Executive Board during 2021, compensation relating to the period during which they were members of the Executive Board and, for leavers, during their respective notice period is included. No share awards were granted to the Executive Board in respect of 2022.

2 Includes shares awarded to employees of subsidiaries of Credit Suisse Group AG and excludes shares awarded to the Executive Board.
Share awards outstanding
	2022		2021
end of	Number of share awards outstanding in million	Fair value in CHF million	Number of share awards outstanding in million	Fair value in CHF million
Share awards [1]
Employees	254	702	221	1,961
Total share awards	254	702	221	1,961
1 In the interests of transparency, share awards granted to employees of subsidiaries of Credit Suisse Group AG are also considered in this disclosure table.

Proposed appropriation of accumulated losses and capital distribution
Proposed appropriation of accumulated losses
2022
Retained earnings/(accumulated losses) (CHF million)
Retained earnings carried forward	3,828
Net profit/(loss)	(24,128)
Accumulated losses	(20,300)
Proposed transfer from statutory and discretionary reserves	10,500
Accumulated losses to be carried forward	(9,800)
Proposed distribution out of capital contribution reserves
2022
Capital contribution reserves (CHF million)
Balance at end of year	30,251
Proposed distribution of CHF 0.05 per registered share for the financial year 2022 [1]	(198)
Balance after distribution	30,053
Distributions are free of Swiss withholding tax and are not subject to income tax for Swiss resident individuals holding the shares as a private investment.
1
3,951,054,793 registered shares - net of own shares held by the company - as of December 31, 2022. The number of registered shares eligible for distribution may change due to the issuance of new registered shares and transactions in own shares.

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
38 Assets under management
39 Litigation
40 Significant subsidiaries and equity method investments
41 Significant valuation and income recognition differences between US GAAP and Swiss GAAP banking law (true and fair view)

Controls and procedures
Evaluation of disclosure controls and procedures
The Bank has evaluated the effectiveness of its disclosure controls and procedures as of the end of the period covered by this report under the supervision and with the participation of management, including the Bank Chief Executive Officer (CEO) and Chief Financial Officer (CFO), pursuant to Rule 13(a)-15(b) under the Securities Exchange Act of 1934 (the Exchange Act). The Bank identified certain material weaknesses in internal control over financial reporting as of December 31, 2021 and, consequently, December 31, 2022, which are described below. As a result of these material weaknesses, the Bank CEO and CFO have concluded that, as of December 31, 2022, the Bank’s disclosure controls and procedures were not effective.
Notwithstanding the existence of these material weaknesses in internal control over financial reporting, the Bank confirms that its consolidated financial statements in this Annual Report fairly present, in all material respects, the Bank’s consolidated financial condition as of December 31, 2022 and 2021, and its consolidated results of operations and cash flows for the years ended December 31, 2022, 2021 and 2020, in conformity with US GAAP, as reflected in PricewaterhouseCoopers AG’s (PwC) report on those financial statements.
Management’s report on internal control over financial reporting
The management of the Bank is responsible for establishing and maintaining adequate internal control over financial reporting. The Bank’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with US GAAP. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance the policies or procedures may deteriorate.
Management has made an evaluation and assessment of the Bank’s internal control over financial reporting as of December 31, 2022 using the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in “Internal Control – Integrated Framework (2013)”. Based upon its review and evaluation, management, including the Bank CEO and CFO, has concluded that, as of December 31, 2022, the Bank’s internal control over financial reporting was not effective because of the material weaknesses described below. For the same reasons, management has also reassessed its conclusion as to the effectiveness of internal control over financial reporting as of December 31, 2021, and concluded that internal control over financial reporting was also not effective as of such date.
Management did not design and maintain an effective risk assessment process to identify and analyze the risk of material misstatements in its financial statements and did not design and maintain effective monitoring activities relating to (i) providing sufficient management oversight over the internal control evaluation process to support the company’s internal control objectives; (ii) involving appropriate and sufficient management resources to support the risk assessment and monitoring objectives; and (iii) assessing and communicating the severity of deficiencies in a timely manner to those parties responsible for taking corrective action. These material weaknesses contributed to an additional material weakness, as management did not design and maintain effective controls over the classification and presentation of the consolidated statement of cash flows. Specifically, certain control activities over the completeness and the classification and presentation of non-cash items in the consolidated statement of cash flows were not performed on a timely basis or at the appropriate level of precision. This material weakness resulted in the revisions contained in our previously issued consolidated financial statements for the three years ended December 31, 2021 as disclosed in the 2021 Annual Report. Additionally, each of these material weaknesses could result in further misstatements of account balances or disclosures that would result in a material misstatement to the annual consolidated financial statements that would not be prevented or detected.
PwC, the independent registered public accounting firm that audited the financial statements for the year ended December 31, 2022, included in this annual report, has issued an adverse opinion on the effectiveness of the Bank’s internal control over financial reporting as of December 31, 2022.
Remediation plans
Management and the Bank Audit Committee have worked continuously in recent years to improve the control environment surrounding financial reporting with increased investment and additional resources. Management is committed to maintaining a strong internal control environment and implementing measures designed to help ensure that the material weaknesses are remediated as soon as possible. Management is developing a remediation plan to address the material weaknesses referred to above, including strengthening the risk and control frameworks, and which will build on the significant attention that management has devoted to controls to date. Additionally, we will implement robust controls to ensure that all non-cash items are classified appropriately within the consolidated statement of cash flows.
Changes in internal control over financial reporting
Other than as described above, there were no changes in the Bank’s internal control over financial reporting during the period covered by this report that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting.

Report of the Independent Registered Public Accounting Firm
PricewaterhouseCoopers AG, Zurich, Switzerland, PCAOB ID 1358
Report of Independent Registered Public Accounting Firm To the Board of Directors and shareholders of Credit Suisse AG Opinions on the Financial Statements and Internal Control over Financial Reporting We have audited the accompanying consolidated balance sheets of Credit Suisse AG and its subsidiaries (the “Bank”) as of December 31, 2022 and 2021, and the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Bank's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Bank as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Bank did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO because material weaknesses in internal control over financial reporting existed as of that date related to (i) the effectiveness of the risk assessment process to identify and analyze the risk of material misstatements in the Bank’s financial statements, (ii) the effectiveness of monitoring activities relating to providing sufficient management oversight over the internal control evaluation process to support the Bank’s internal control objectives, involving appropriate and sufficient management resources to support the risk assessment and monitoring objectives and assessing and communicating the severity of deficiencies in a timely manner to those parties responsible for taking corrective action and (iii) the effectiveness of controls over the completeness and the classification and presentation of non-cash items in the consolidated statements of cash flows. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses referred to above are described in the accompanying Management’s report on internal control over financial reporting. We considered these material weaknesses in determining the nature, timing, and extent of audit tests applied in our audit of the 2022 consolidated financial statements, and our opinion regarding the effectiveness of the Bank’s internal control over financial reporting does not affect our opinion on those consolidated financial statements. The Bank’s management and we previously concluded that the Bank maintained effective internal control over financial reporting as of December 31, 2021. However, the Bank’s management and we have subsequently determined that material weaknesses in internal control over financial reporting existed and accordingly concluded that internal control over financial reporting was not effective as of such date. Change in Accounting Principle As discussed in Note 2 and Note 19 to the consolidated financial statements, the Bank changed the manner in which it accounts for credit losses on certain financial instruments in 2020. Basis for Opinions The Bank's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in management’s report referred to above. Our responsibility is to express opinions on the Bank’s consolidated financial statements and on the Bank's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Bank in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions. Definition and Limitations of Internal Control over Financial Reporting A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Critical Audit Matters The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate. Fair Value of Certain Level 3 Financial Instruments As described in Note 35 to the consolidated financial statements, the Bank carried CHF 9,313 million of its assets and CHF 9,523 million of its liabilities measured at fair value on a recurring basis that are categorized as level 3 of the fair value hierarchy as of December 31, 2022. For these financial instruments, for which no prices are available and which have significant unobservable inputs, the determination of fair value may require the use of either industry standard models or internally developed proprietary models, as well as subjective assessment and judgment, depending on liquidity, pricing assumptions, the current economic and competitive environment and the risks affecting the specific instrument. The significant unobservable inputs used by management to determine the fair value of certain of these level 3 financial instruments included (i) correlation, (ii) market implied life expectancy, in years, (iii) UK mortality, (iv) price, (v) volatility, and (vi) credit spread. The principal considerations for our determination that performing procedures relating to the fair value of certain level 3 financial instruments is a critical audit matter are (i) the significant judgment by management in determining the fair value of these financial instruments, which in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence related to the fair value of these financial instruments, and (ii) the audit effort involved the use of professionals with specialized skill and knowledge. Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the fair value of financial instruments, including controls over the Bank’s models, inputs, and data. These procedures also included, among others, for a sample of financial instruments, the involvement of professionals with specialized skill and knowledge to assist in (i) developing an independent estimate of fair value or (ii) testing management’s process to determine the fair value of these financial instruments. Developing an independent estimate involved (i) testing the completeness and accuracy of data provided by management, (ii) evaluating and utilizing management’s significant unobservable inputs or developing independent significant unobservable inputs, and (iii) comparing management’s estimate to the independently developed estimate of fair value. Testing management’s process to determine the fair value involved (i) evaluating the reasonableness of management’s significant unobservable inputs, (ii) evaluating the appropriateness of the techniques used, and (iii) testing the completeness and accuracy of data used by management to determine the fair value of these instruments. Allowance for Credit Losses on Certain Collectively Evaluated Corporate and Institutional Loans As described in Notes 1 and 19 to the consolidated financial statements, the Bank’s allowance for credit losses on collectively evaluated corporate and institutional loans was CHF 431 million on corporate and institutional loans held at amortized cost of CHF 107,421 million as of December 31, 2022. The credit loss amounts were based on a forward-looking, lifetime current expected credit losses (“CECL”) model by incorporating reasonable and supportable forecasts of future economic conditions available at the reporting date. Expected credit losses were not solely derived from projections of macroeconomic factors. Model overlays based on expert judgment were also applied, considering historical loss experience and industry and counterparty reviews, and were primarily impacting certain corporate and institutional loans portfolios. The principal considerations for our determination that performing procedures relating to the allowance for credit losses on certain collectively evaluated corporate and institutional loans is a critical audit matter are (i) the significant judgment by management in evaluating model results and assessing the need for overlays to the CECL model output, (ii) the significant judgment and estimation by management in determining an appropriate methodology for the overlays applied, which both in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and in evaluating audit evidence obtained relating to the model results and the appropriateness of overlays to the CECL model output, and (iii) the audit effort involved the use of professionals with specialized skill and knowledge. Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s expected credit loss process, including controls over the Bank’s models, data, and overlays. The procedures also included, among others, testing management’s process for estimating expected credit losses, which included (i) evaluating the appropriateness of the model methodologies used to determine the allowance for credit losses, (ii) testing the completeness and accuracy of data used in the estimate, and (iii) for a sample, evaluating the reasonableness of management’s model overlays. The procedures included the use of professionals with specialized skill and knowledge to assist in evaluating the appropriateness of model methodologies and assist in evaluating the audit evidence. Litigation provisions As described in Note 39 to the consolidated financial statements, the Bank is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its businesses. The Bank’s aggregate litigation provisions include estimates of losses, additional losses or ranges of loss for proceedings for which such losses are probable and can be reasonably estimated. As of December 31, 2022, the Bank has recorded litigation provisions of CHF 1,125 million. Management’s estimate of the aggregate range of reasonably possible losses that are not covered by existing provisions for which management believes an estimate is possible is zero to CHF 0.9 billion. The principal considerations for our determination that performing procedures relating to the litigation provisions is a critical audit matter are the significant judgment by management when assessing the likelihood of a loss being incurred and when determining whether a reasonable estimate of the loss or ranges of loss for each claim can be made, which in turn led to a high degree of auditor judgment, subjectivity, and effort in evaluating management’s assessment of the litigation provisions and related disclosures. Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s estimation of the litigation provisions, including controls over determining whether a loss is probable and whether the amount of loss can be reasonably estimated, as well as controls over the related financial statement disclosures. These procedures also included, among others, obtaining and evaluating the letters of audit inquiry with internal and external legal counsel, targeted inquiries with external counsel, evaluating the reasonableness of management’s assessment regarding whether an unfavorable outcome is reasonably possible or probable and reasonably estimable, and evaluating the sufficiency of the Bank’s litigation provisions and related disclosures. Goodwill Impairment Assessment of the Asset Management and Wealth Management Reporting Units As described in Note 20 to the consolidated financial statements, the Bank’s goodwill balance was CHF 2,868 million as of December 31, 2022, which is allocated to the Group’s reporting units, and for which CHF 1,106 million was allocated to the Asset Management reporting unit and CHF 1,281 million was allocated to the Wealth Management reporting unit. Goodwill is reviewed for impairment on an annual basis as of December 31 and at any other time that events or circumstances indicate that the carrying value of goodwill may not be recoverable. In estimating the fair value of its reporting units, management applied a combination of the market approach and the income approach. In determining the estimated fair value, management relied upon its latest five-year financial plan which included significant management assumptions and estimates based on their view of current and future economic conditions and significant assumptions regarding the discount rate under the income approach as well as price to projected earnings and price to book value multiples (“multiples”) under the market approach. The principal considerations for our determination that performing procedures relating to the goodwill impairment assessment of the Asset Management and Wealth Management reporting units is a critical audit matter are (i) the significant judgment by management when developing the fair value measurement of the Asset Management and Wealth Management reporting units, (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions, specifically the five-year financial plan, discount rate and multiples, and (iii) the audit effort involved the use of professionals with specialized skill and knowledge. Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls over the valuation of the Asset Management and Wealth Management reporting units. These procedures also included, among others (i) testing management’s process for developing the fair value estimate of the Asset Management and Wealth Management reporting units and (ii) developing an independent estimate of fair value for these reporting units. Testing management’s process involved (i) evaluating the reasonableness of significant assumptions used by management, specifically the five-year financial plan, discount rate and multiples, (ii) evaluating the appropriateness of the methods used, and (iii) testing the completeness and accuracy of underlying data used in management’s model. Developing an independent estimate involved using alternative financial plans, as well as independent discount rate and multiples, and comparing management’s estimate to the independently developed estimate. Professionals with specialized skill and knowledge were used to assist in the evaluation of the management’s estimate and development of an independent estimate. /s/ PricewaterhouseCoopers AG Zurich, March 14, 2023 We have served as the Bank’s auditor since 2020.

432-I

432-II

432-III

[this page intentionally left blank]
432-IV

Consolidated financial statements
Consolidated statements of operations
in	Note	2022	2021	2020
Consolidated statements of operations (CHF million)
Interest and dividend income	5	12,265	9,593	11,220
Interest expense	5	(6,868)	(3,668)	(5,260)
Net interest income	5	5,397	5,925	5,960
Commissions and fees	6	8,861	13,180	11,850
Trading revenues	7	(525)	2,371	3,178
Other revenues	8	1,480	1,566	1,515
Net revenues		15,213	23,042	22,503
Provision for credit losses	9	15	4,209	1,092
Compensation and benefits	10	7,689	8,011	8,860
General and administrative expenses	11	9,338	8,581	7,962
Commission expenses		1,012	1,243	1,256
Goodwill impairment	20	23	976	0
Restructuring expenses	12	467	113	122
Total other operating expenses		10,840	10,913	9,340
Total operating expenses		18,529	18,924	18,200
Income/(loss) before taxes		(3,331)	(91)	3,211
Income tax expense	28	3,973	938	697
Net income/(loss)		(7,304)	(1,029)	2,514
Net income/(loss) attributable to noncontrolling interests		(31)	(100)	3
Net income/(loss) attributable to shareholders		(7,273)	(929)	2,511
Consolidated statements of comprehensive income
in	2022	2021	2020
Comprehensive income/(loss) (CHF million)
Net income/(loss)	(7,304)	(1,029)	2,514
Gains/(losses) on cash flow hedges	(1,222)	(300)	177
Foreign currency translation	(263)	786	(3,014)
Unrealized gains/(losses) on securities	(26)	0	(17)
Actuarial gains/(losses)	(158)	30	(44)
Net prior service credit/(cost)	(3)	5	(4)
Gains/(losses) on liabilities related to credit risk	5,956	387	151
Other comprehensive income/(loss), net of tax	4,284	908	(2,751)
Comprehensive income/(loss)	(3,020)	(121)	(237)
Comprehensive income/(loss) attributable to noncontrolling interests	(39)	(72)	(55)
Comprehensive income/(loss) attributable to shareholders	(2,981)	(49)	(182)
The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated balance sheets
end of	Note	2022	2021
Assets (CHF million)
Cash and due from banks		67,746	164,026
of which reported at fair value		198	308
of which reported from consolidated VIEs		229	108
Interest-bearing deposits with banks		387	1,256
of which reported at fair value		14	0
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	14	58,798	103,906
of which reported at fair value		40,793	68,623
Securities received as collateral, at fair value		2,978	15,017
of which encumbered		2,220	8,455
Trading assets, at fair value	15	65,955	111,299
of which encumbered		21,874	30,092
of which reported from consolidated VIEs		2,588	1,822
Investment securities	16	1,717	1,003
of which reported at fair value		796	1,003
of which encumbered		1,248	516
Other investments	17	5,463	5,788
of which reported at fair value		3,730	4,093
of which reported from consolidated VIEs		781	1,015
Net loans	18	268,104	300,358
of which reported at fair value		7,358	10,243
of which encumbered		103	42
of which reported from consolidated VIEs		3,410	1,400
allowance for credit losses		(1,362)	(1,296)
Goodwill	20	2,868	2,881
Other intangible assets	21	452	276
of which reported at fair value		403	224
Brokerage receivables		13,818	16,689
allowance for credit losses		(4,081)	(4,186)
Other assets	22	41,753	36,715
of which reported at fair value		8,947	9,184
of which reported from consolidated VIEs		4,594	1,482
of which loans held-for-sale (amortized cost base)		8,378	588
allowance for credit losses - other assets held at amortized cost		(37)	(28)
Total assets		530,039	759,214
The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated balance sheets (continued)
end of	Note	2022	2021
Liabilities and equity (CHF million)
Due to banks	24	11,905	18,960
of which reported at fair value		490	477
Customer deposits	24	234,554	393,841
of which reported at fair value		2,464	3,700
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	14	20,371	35,368
of which reported at fair value		14,133	13,307
Obligation to return securities received as collateral, at fair value		2,978	15,017
Trading liabilities, at fair value	15	18,337	27,539
of which reported from consolidated VIEs		1,063	8
Short-term borrowings		14,489	25,336
of which reported at fair value		6,783	10,690
of which reported from consolidated VIEs		3,137	4,352
Long-term debt	25	150,661	160,695
of which reported at fair value		57,919	67,788
of which reported from consolidated VIEs		2,096	1,391
Brokerage payables		11,442	13,062
Other liabilities	22	16,826	21,309
of which reported at fair value		2,286	2,568
of which reported from consolidated VIEs		189	233
Total liabilities		481,563	711,127
Common shares		4,400	4,400
Additional paid-in capital		50,879	47,417
Retained earnings		7,659	14,932
Accumulated other comprehensive income/(loss)	26	(15,067)	(19,359)
Total shareholders' equity		47,871	47,390
Noncontrolling interests		605	697
Total equity		48,476	48,087

Total liabilities and equity		530,039	759,214
> Refer to “Note 33 – Guarantees and commitments” and “Note 39 – Litigation” for information on commitments and contingencies.

end of	2022	2021
Additional share information
Par value (CHF)	1.00	1.00
Issued shares	4,399,680,200	4,399,680,200
Shares outstanding	4,399,680,200	4,399,680,200
The Bank's total share capital is fully paid and consists of 4,399,680,200 registered shares as of December 31, 2022. Each share is entitled to one vote. The Bank has no warrants on its own shares outstanding.

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated statements of changes in equity
	Attributable to shareholders
	Common shares	Additional paid-in capital		Retained earnings	Treasury shares, at cost	[1]	AOCI	Total share- holders' equity	Non- controlling interests	Total equity
2022 (CHF million)
Balance at beginning of period	4,400	47,417		14,932	0		(19,359)	47,390	697	48,087
Purchase of subsidiary shares from non- controlling interests, not changing ownership [2,3]	–	–		–	–		–	–	(64)	(64)
Sale of subsidiary shares to noncontrolling interests, not changing ownership [3]	–	–		–	–		–	–	79	79
Net income/(loss)	–	–		(7,273)	–		–	(7,273)	(31)	(7,304)
Total other comprehensive income/(loss), net of tax	–	–		–	–		4,292	4,292	(8)	4,284
Share-based compensation, net of tax	–	195		–	–		–	195	–	195
Dividends on share-based compensation, net of tax	–	(14)		–	–		–	(14)	–	(14)
Dividends paid	–	(570)		–	–		–	(570)	(1)	(571)
Changes in scope of consolidation, net	–	–		–	–		–	–	(66)	(66)
Other	–	3,851	[4]	–	–		–	3,851	(1)	3,850
Balance at end of period	4,400	50,879		7,659	0		(15,067)	47,871	605	48,476
2021 (CHF million)
Balance at beginning of period	4,400	46,232		15,871	0		(20,239)	46,264	795	47,059
Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	–		–	–		–	–	(46)	(46)
Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–		–	–		–	–	27	27
Net income/(loss)	–	–		(929)	–		–	(929)	(100)	(1,029)
Total other comprehensive income/(loss), net of tax	–	–		–	–		880	880	28	908
Share-based compensation, net of tax	–	125		–	–		–	125	–	125
Dividends on share-based compensation, net of tax	–	(9)		–	–		–	(9)	–	(9)
Dividends paid	–	–		(10)	–		–	(10)	(1)	(11)
Changes in scope of consolidation, net	–	–		–	–		–	–	(3)	(3)
Other	–	1,069		–	–		–	1,069	(3)	1,066
Balance at end of period	4,400	47,417		14,932	0		(19,359)	47,390	697	48,087
1 Reflects Credit Suisse Group shares which are reported as treasury shares. Those shares are held to economically hedge share award obligations.
2 Distributions to owners in funds include the return of original capital invested and any related dividends.
3 Transactions with and without ownership changes related to fund activity are all displayed under "not changing ownership".
4 Included a capital contribution of CHF 3,890 million from Credit Suisse Group AG to Credit Suisse AG following the capital increases in November and December 2022 by the Group.
The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated statements of changes in equity (continued)
	Attributable to shareholders
	Common shares/ participa- tion secu- rities	Additional paid-in capital	Retained earnings	Treasury shares, at cost	AOCI	Total share- holders' equity	Non- controlling interests	Total equity
2020 (CHF million)
Balance at beginning of period	4,400	45,774	13,492	0	(17,546)	46,120	643	46,763
Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	–	–	–	–	–	(20)	(20)
Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–	–	–	–	–	19	19
Net income/(loss)	–	–	2,511	–	–	2,511	3	2,514
Cumulative effect of accounting changes, net of tax	–	–	(132)	–	–	(132)	–	(132)
Total other comprehensive income/(loss), net of tax	–	–	–	–	(2,693)	(2,693)	(58)	(2,751)
Share-based compensation, net of tax	–	494	–	–	–	494	–	494
Dividends on share-based compensation, net of tax	–	(41)	–	–	–	(41)	–	(41)
Dividends paid	–	(10)	–	–	–	(10)	–	(10)
Changes in scope of consolidation, net	–	–	–	–	–	–	198	198
Other	–	15	–	–	–	15	10	25
Balance at end of period	4,400	46,232	15,871	0	(20,239)	46,264	795	47,059
The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated statements of cash flows
in	2022	2021	2020
Operating activities (CHF million)
Net income/(loss)	(7,304)	(1,029)	2,514
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities (CHF million)
Impairment, depreciation and amortization	1,540	2,227	1,196
Provision for credit losses	15	4,209	1,092
Deferred tax provision/(benefit)	3,772	164	358
Share-based compensation	745	886	1,086
Valuation adjustments relating to long-term debt	(14,434)	1,140	2,706
Share of net income/(loss) from equity method investments	(109)	(181)	(120)
Trading assets and liabilities, net	35,806	27,302	(8,079)
(Increase)/decrease in other assets	1,750	16,082	(7,128)
Increase/(decrease) in other liabilities	(7,316)	(13,453)	407
Other, net	(106)	(454)	176
Total adjustments	21,663	37,922	(8,306)
Net cash provided by/(used in) operating activities	14,359	36,893	(5,792)
Investing activities (CHF million)
(Increase)/decrease in interest-bearing deposits with banks	885	(6)	(520)
(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	38,854	(8,895)	19,289
Purchase of investment securities	(1,230)	(630)	(402)
Proceeds from sale of investment securities	44	0	629
Maturities of investment securities	229	184	184
Investments in subsidiaries and other investments	(286)	(2,049)	(210)
Proceeds from sale of other investments	509	615	677
(Increase)/decrease in loans	19,303	(3,935)	(9,252)
Proceeds from sales of loans	2,754	5,371	3,860
Capital expenditures for premises and equipment and other intangible assets	(1,254)	(1,254)	(1,044)
Proceeds from sale of premises and equipment and other intangible assets	0	3	45
Other, net	590	457	113
Net cash provided by/(used in) investing activities	60,398	(10,139)	13,369
The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated statements of cash flows (continued)
in	2022	2021	2020
Financing activities (CHF million)
Increase/(decrease) in due to banks and customer deposits	(166,262)	1,111	24,616
Increase/(decrease) in short-term borrowings	(11,329)	3,437	(5,290)
Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(7,493)	(2,998)	(1,539)
Issuances of long-term debt	62,694	51,254	57,641
Repayments of long-term debt	(49,644)	(52,964)	(42,768)
Dividends paid	(571)	(11)	(10)
Other, net	3,333	350	(445)
Net cash provided by/(used in) financing activities	(169,272)	179	32,205
Effect of exchange rate changes on cash and due from banks (CHF million)
Effect of exchange rate changes on cash and due from banks	(1,765)	(1,114)	(2,619)
Net increase/(decrease) in cash and due from banks (CHF million)
Net increase/(decrease) in cash and due from banks	(96,280)	25,819	37,163

Cash and due from banks at beginning of period [1]	164,026	138,207	101,044
Cash and due from banks at end of period [1]	67,746	164,026	138,207
1 Includes restricted cash.
Supplemental cash flow information
in	2022	2021	2020
Cash paid for income taxes and interest (CHF million)
Cash paid for income taxes	653	797	735
Cash paid for interest	7,566	5,518	8,126
> Refer to “Note 19 – Financial instruments measured at amortized cost and credit losses”, “Note 23 – Leases” and “Note 34 – Transfers of financial assets and variable interest entities” for information on non-cash transactions.
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
In preparing the consolidated financial statements, management is required to make estimates and assumptions including, but not limited to, the fair value measurements of certain financial assets and liabilities, the allowance for credit losses, the evaluation of variable interest entities (VIEs), the impairment of assets other than loans, recognition of deferred tax assets, tax uncertainties, pension liabilities and various contingencies. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the dates of the consolidated balance sheets and the reported amounts of revenues and expenses during the reporting period. While management evaluates its estimates and assumptions on an ongoing basis, actual results could differ materially from management’s estimates. Market conditions may increase the risk and complexity of the judgments applied in these estimates.
> Refer to “Note 1 – Summary of significant accounting policies” in VI – Consolidated financial statements – Credit Suisse Group for a summary of significant accounting policies, with the exception of the following accounting policies.
Certain accounting changes
As noted in our 2021 Annual Report, the Bank identified an accounting issue that was not material to the prior period financial statements. The Bank identified this accounting issue with respect to the net balance sheet treatment relating to the presentation of a limited population of certain securities lending and borrowing activities. As a result, balance sheet and cash flow positions for both assets and liabilities relating to these activities were presented on a gross basis and prior periods were revised in the consolidated financial statements and the related notes.
Beginning with the half-year ended June 30, 2022, the Bank has presented these securities lending and borrowing transactions as a single unit of account and as a result these transactions will no longer be presented on a gross basis. The Bank did not adjust prior period financial information, which continue to reflect a presentation on a gross basis.
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
> Refer to “Note 4 – Segment information” in VI – Consolidated financial statements – Credit Suisse Group for further information.
Net revenues and income/(loss) before taxes
in	2022	2021	2020
Net revenues (CHF million)
Wealth Management	4,952	7,031	7,081
Investment Bank	4,607	9,908	10,153
Swiss Bank	4,093	4,316	4,212
Asset Management	1,294	1,508	1,140
Adjustments [1]	267	279	(83)
Net revenues	15,213	23,042	22,503
Income/(loss) before taxes (CHF million)
Wealth Management	(631)	2,307	2,053
Investment Bank	(3,116)	(3,473)	1,910
Swiss Bank	1,545	1,918	1,468
Asset Management	146	362	28
Adjustments [1]	(1,275)	(1,205)	(2,248)
Income/(loss) before taxes	(3,331)	(91)	3,211
1
Adjustments represent certain consolidating entries and balances, including those relating to items that are managed but are not legally owned by the Bank and vice versa, and certain revenues and expenses that were not allocated to the segments, including such items relating to the Asset Resolution Unit.

Total assets
end of	2022	2021
Total assets (CHF million)
Wealth Management	150,411	201,326
Investment Bank	146,846	274,112
Swiss Bank	197,059	221,478
Asset Management	3,373	3,603
Adjustments [1]	32,350	58,695
Total assets	530,039	759,214
1
Adjustments represent certain consolidating entries and balances, including those relating to items that are managed but are not legally owned by the Bank and vice versa, and certain revenues and expenses that were not allocated to the segments, including such items relating to the Asset Resolution Unit.

Net revenues and income/(loss) before taxes by geographical location
in	2022	2021	2020
Net revenues (CHF million)
Switzerland	7,154	8,382	8,659
EMEA	523	2,916	3,162
Americas	6,134	8,896	7,765
Asia Pacific	1,402	2,848	2,917
Net revenues	15,213	23,042	22,503
Income/(loss) before taxes (CHF million)
Switzerland	543	1,659	2,477
EMEA	(2,907)	(5,554)	(847)
Americas	374	3,574	1,419
Asia Pacific	(1,341)	230	162
Income/(loss) before taxes	(3,331)	(91)	3,211
The designation of net revenues and income/(loss) before taxes is based on the location of the office recording the transactions. This presentation does not reflect the way the Bank is managed.
Total assets by geographical location
end of	2022	2021
Total assets (CHF million)
Switzerland	201,752	259,874
EMEA	93,767	163,539
Americas	181,228	249,680
Asia Pacific	53,292	86,121
Total assets	530,039	759,214
The designation of total assets by region is based upon customer domicile.

5 Net interest income
in	2022	2021	2020
Net interest income (CHF million)
Loans	5,900	4,993	5,694
Investment securities	14	1	3
Trading assets, net of trading liabilities [1]	2,540	2,839	3,158
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	2,135	1,172	1,596
Other	1,676	588	769
Interest and dividend income	12,265	9,593	11,220
Deposits	(1,749)	(151)	(1,107)
Short-term borrowings	(227)	3	(170)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(769)	(812)	(908)
Long-term debt	(3,438)	(2,437)	(2,702)
Other	(685)	(271)	(373)
Interest expense	(6,868)	(3,668)	(5,260)
Net interest income	5,397	5,925	5,960
1 Interest and dividend income is presented on a net basis to align with the presentation of trading revenues for trading assets and liabilities.
6 Commissions and fees
in	2022	2021	2020
Commissions and fees (CHF million)
Lending business	1,431	1,870	1,612
Investment and portfolio management	3,028	3,401	3,087
Other securities business	61	59	73
Fiduciary business	3,089	3,460	3,160
Underwriting	560	2,560	2,348
Brokerage	2,265	3,088	3,246
Underwriting and brokerage	2,825	5,648	5,594
Other services	1,516	2,202	1,484
Commissions and fees	8,861	13,180	11,850
7 Trading revenues
in	2022	2021	2020
Trading revenues (CHF million) [1]
Interest rate products	(1,367)	1,081	(1,158)
Foreign exchange products	521	1,133	2,596
Equity/index-related products	427	1,589	1,092
Credit products	540	(1,416)	482
Commodity and energy products	8	(6)	62
Other products	(654)	(10)	104
Trading revenues	(525)	2,371	3,178
Represents revenues on a product basis which are not representative of business results within segments, as segment results utilize financial instruments across various product types.
1 The classification of certain product types has been revised, prior periods have been reclassified to conform to the current presentation.
> Refer to “Note 7 – Trading revenues” in VI – Consolidated financial statements – Credit Suisse Group for further information.
8 Other revenues
in	2022	2021	2020
Other revenues (CHF million)
Loans held-for-sale	(133)	(90)	(34)
Long-lived assets held-for-sale	355	232	26
Equity method investments	167	60	(255)
Other investments	(38)	256	769
Other	1,129	1,108	1,009
Other revenues	1,480	1,566	1,515
9 Provision for credit losses
in	2022		2021		2020
Provision for credit losses (CHF million)
Loans held at amortized cost	190		(23)		863
Other financial assets held at amortized cost	(135)	[1]	4,295	[1]	19
Off-balance sheet credit exposures	(40)		(63)		210
Provision for credit losses	15		4,209		1,092
1 Primarily reflected a provision/(release of provision) for credit losses of CHF (155) million and CHF 4,307 million in 2022 and 2021, respectively, related to Archegos.

10 Compensation and benefits
in	2022	2021	2020
Compensation and benefits (CHF million)
Salaries and variable compensation	6,376	6,730	7,521
Social security	508	530	559
Other [1]	805	751	780
Compensation and benefits	7,689	8,011	8,860
1
Included pension-related expenses of CHF 440 million, CHF 497 million and CHF 503 million in 2022, 2021 and 2020, respectively, relating to service costs for defined benefit pension plans and employer contributions for defined contribution pension plans.

11 General and administrative expenses
in	2022	2021	2020
General and administrative expenses (CHF million)
Occupancy expenses	889	893	883
IT, machinery and equipment	1,591	1,218	1,129
Provisions and losses	1,529	1,489	1,253
Travel and entertainment	206	127	134
Professional services	3,985	3,625	3,025
Communication and market data services	473	458	458
Amortization and impairment of other intangible assets	4	8	8
Other [1]	661	763	1,072
General and administrative expenses	9,338	8,581	7,962
1
Included pension-related expenses/(credits) of CHF 16 million and CHF (10) million in 2022 and 2021, respectively, relating to certain components of net periodic benefit costs for defined benefit plans.

12 Restructuring expenses
On October 27, 2022, the Bank announced certain strategic actions and completed the restructuring program announced on November 4, 2021 at the end of September 2022. Restructuring expenses of CHF 467 million, CHF 113 million and CHF 122 million were recognized in 2022, 2021 and 2020, respectively.
> Refer to “Note 12 – Restructuring expenses” in VI – Consolidated financial statements – Credit Suisse Group for further information.
Restructuring expenses by segment

in	2022	2021	2020
Restructuring expenses by segment (CHF million)
Wealth Management	109	19	41
Investment Bank	327	71	48
Swiss Bank	21	11	42
Asset Management	16	3	18
Corporate Center	60	(1)	8
Adjustments [1]	(66)	10	(35)
Total restructuring expenses	467	113	122
1 Adjustments represent certain consolidating entries and balances, including those relating to items that are managed but are not legally owned by the Bank and vice versa.
Restructuring expenses by type
in	2022	2021	2020
Restructuring expenses by type (CHF million)
Compensation and benefits-related expenses	350	45	102
of which severance expenses	150	26	66
of which accelerated deferred compensation	191	19	36
General and administrative-related expenses	117	68	20
of which pension expenses	8	4	8
Total restructuring expenses	467	113	122

Restructuring liabilities
	2022			2021				2020
in	Compen- sation and benefits	General and administrative expenses	Total	Compen- sation and benefits	General and administrative expenses	Total		Compen- sation and benefits	General and administrative expenses	Total
Restructuring liabilities (CHF million)
Balance at beginning of period	19	0	19	47	2	49		–	–	–
Net additional charges [1]	150	73	223	26	32	58		66	6	72
Reclassifications	–	–	–	(22)	(3)	(25)	[2]	–	–	–
Utilization	(55)	(73)	(128)	(32)	(31)	(63)		(19)	(4)	(23)
Balance at end of period	114	0	114	19	0	19		47	2	49
1
The following items for which expense accretion was accelerated in 2022, 2021 and 2020 due to the restructuring of the Bank were not included in the restructuring liabilities: unsettled share-based compensation of CHF 94 million, CHF 13 million and CHF 25 million, respectively, which remained classified as a component of total shareholders' equity; other personnel-related charges of CHF 106 million, CHF 7 million and CHF 11 million, respectively, which remained classified as compensation liabilities; unsettled pension obligations of CHF 8 million, CHF 4 million and CHF 8 million, respectively, which remained classified as pension liabilities; and accelerated accumulated depreciation and impairment of CHF 36 million, CHF 31 million and CHF 6 million, respectively, which remained classified as premises and equipment. The settlement date for the unsettled share-based compensation remained unchanged at three years.

2 Reclassified within other liabilities.
13 Revenue from contracts with customers
> Refer to “Note 14 – Revenue from contracts with customers” in VI – Consolidated financial statements – Credit Suisse Group for further information.
Contracts with customers and disaggregation of revenues
in	2022	2021	2020
Contracts with customers (CHF million)
Investment and portfolio management	3,028	3,401	3,087
Other securities business	61	61	73
Underwriting	560	2,560	2,348
Brokerage	2,264	3,087	3,243
Other services	1,566	2,244	1,566
Total revenues from contracts with customers	7,479	11,353	10,317
The table above differs from “Note 6 – Commissions and fees” as it includes only those contracts with customers that are in scope of ASC Topic 606 – Revenue from Contracts with Customers.
Contract balances
end of	2022	2021
Contract balances (CHF million)
Contract receivables	686	865
Contract liabilities	54	55
Contract balances
in	4Q22	3Q22	2Q22	1Q22
Revenue recognized (CHF million)
Revenue recognized in the reporting period included in the contract liabilities balance at the beginning of period	8	11	10	14
The Bank’s contract terms are generally such that they do not result in any contract assets.
There were no material net impairment losses on contract receivables in 2022, 2021 or 2020. The Bank did not recognize any revenues in the reporting period from performance obligations satisfied in previous periods.
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

14 Securities borrowed, lent and subject to repurchase agreements
end of	2022	2021
Securities borrowed or purchased under agreements to resell (CHF million)
Central bank funds sold and securities purchased under resale agreements	42,256	65,017
Deposits paid for securities borrowed	16,542	38,889
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	58,798	103,906
Securities lent or sold under agreements to repurchase (CHF million)
Central bank funds purchased and securities sold under repurchase agreements	19,421	19,685
Deposits received for securities lent	950	15,683
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	20,371	35,368
Amounts shown are after counterparty and cash collateral netting.
> Refer to “Note 15 – Securities borrowed, lent and subject to repurchase agreements” in VI – Consolidated financial statements – Credit Suisse Group for further information.
15 Trading assets and liabilities
end of	2022	2021
Trading assets (CHF million)
Debt securities	37,614	54,297
Equity securities	13,182	36,606
Derivative instruments [1]	11,143	17,559
Other	4,016	2,837
Trading assets	65,955	111,299
Trading liabilities (CHF million)
Short positions	9,167	16,693
Derivative instruments [1]	8,945	10,604
Other	225	242
Trading liabilities	18,337	27,539
1 Amounts shown after counterparty and cash collateral netting.
end of	2022	2021
Cash collateral on derivative instruments – netted (CHF million) [1]
Cash collateral paid	11,924	17,869
Cash collateral received	9,604	12,056
Cash collateral on derivative instruments – not netted (CHF million) [2]
Cash collateral paid	7,723	7,659
Cash collateral received	2,079	5,533
1 Recorded as cash collateral netting on derivative instruments in Note 27 – Offsetting of financial assets and financial liabilities.
2 Recorded as cash collateral on derivative instruments in Note 22 – Other assets and other liabilities.
16 Investment securities
end of	2022	2021
Investment securities (CHF million)
Debt securities held-to-maturity	921	0
Debt securities available-for-sale	796	1,003
Total investment securities	1,717	1,003

Investment securities by type
	2022						2021
end of	Amortized cost		Allowance for credit losses	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Allowance for credit losses	Gross unrealized gains	Gross unrealized losses	Fair value
Investment securities by type (CHF million)
Foreign governments	921		0	0	40	881	0	0	0	0	0
Debt securities held-to-maturity	921	[1]	0	0	40	881	0	0	0	0	0
Corporate debt securities	952		0	0	156	796	1,011	0	0	8	1,003
Debt securities available-for-sale	952	[2]	0	0	156	796	1,011	0	0	8	1,003
1
Excluded accrued interest on debt securities held-to-maturity of CHF 10 million as of December 31, 2022, and no related allowance for credit losses. Accrued interest is reported in other assets in the consolidated balance sheet.

2 Excluded accrued interest on debt securities available-for-sale of CHF 1 million as of December 31, 2022. Accrued interest is reported in other assets in the consolidated balance sheet.
Gross unrealized losses on debt securities and related fair value
	Less than 12 months		12 months or more		Total
end of	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
2022 (CHF million)
Corporate debt securities	374	58	404	98	778	156
Debt securities available-for-sale	374	58	404	98	778	156
2021 (CHF million)
Corporate debt securities	683	8	0	0	683	8
Debt securities available-for-sale	683	8	0	0	683	8
Proceeds from sales, realized gains and realized losses from debt securities available-for-sale
in	2022	2021	2020
Sales of debt securities available-for-sale (CHF million)
Proceeds from sales	44	0	629
Realized gains	0	0	42
Realized losses	(6)	0	0
Amortized cost, fair value and average yield of debt securities
	Debt securities held-to-maturity				Debt securities available-for-sale
end of	Amortized cost		Fair value	Average yield (in %)	Amortized cost		Fair value	Average yield (in %)
2022 (CHF million)
Due within 1 year	0		0	0.00	18		18	0.60
Due from 1 to 5 years	921		881	3.94	237		210	0.33
Due from 5 to 10 years	0		0	0.00	697		568	0.36
Total debt securities	921	[1]	881	3.94	952	[2]	796	0.35
1 Excluded accrued interest on debt securities held-to-maturity of CHF 10 million.
2 Excluded accrued interest on debt securities available-for-sale of CHF 1 million.

Allowance for credit losses on debt securities available-for-sale
As of the end of 2022 and 2021, the Bank had no allowance for credit losses on debt securities available-for-sale.
> Refer to “Note 17 – Investment securities” in VI – Consolidated financial statements – Credit Suisse Group for further information.
17 Other investments
end of	2022	2021
Other investments (CHF million)
Equity method investments	1,618	1,636
Equity securities (without a readily determinable fair value) [1]	3,212	3,315
of which at net asset value	72	53
of which at measurement alternative	366	345
of which at fair value	2,727	2,869
of which at cost less impairment	47	48
Real estate held-for-investment [2]	46	48
Life finance instruments [3]	587	789
Total other investments	5,463	5,788
1
Includes private equity, hedge funds and restricted stock investments as well as certain investments in non-marketable mutual funds for which the Bank has neither significant influence nor control over the investee.

2
As of the end of 2022 and 2021, real estate held-for-investment included foreclosed or repossessed real estate of CHF 20 million and CHF 9 million, respectively, of which CHF 20 million and CHF 6 million, respectively, were related to residential real estate.

3 Includes single premium immediate annuity contracts.
Accumulated depreciation related to real estate held-for-investment amounted to CHF 24 million, CHF 28 million and CHF 31 million for 2022, 2021 and 2020, respectively.
No impairments were recorded on real estate held-for-investment in 2022 and 2021. An impairment of CHF 1 million was recorded on real estate held-for-investment in 2020.
Equity securities at measurement alternative
in / end of	2022	Cumulative	2021
Impairments and adjustments (CHF million)
Impairments and downward adjustments	(12)	(55)	(17)
Upward adjustments	9	147	1
> Refer to “Note 36 – Financial instruments” for further information on such investments and “Note 18 – Other investments” in VI – Consolidated financial statements – Credit Suisse Group for further information.

18 Loans
> Refer to “Note 19 – Loans” in VI – Consolidated financial statements – Credit Suisse Group for further information.
Loans
end of	2022	2021
Loans (CHF million)
Mortgages	107,484	110,533
Loans collateralized by securities	37,639	51,253
Consumer finance	5,701	5,075
Consumer	150,824	166,861
Real estate	25,463	28,529
Commercial and industrial loans	62,740	69,756
Financial institutions	27,955	33,266
Governments and public institutions	2,555	3,323
Corporate & institutional	118,713	134,874
Gross loans	269,537	301,735
of which held at amortized cost	262,179	291,492
of which held at fair value	7,358	10,243
Net (unearned income)/deferred expenses	(71)	(81)
Allowance for credit losses	(1,362)	(1,296)
Net loans	268,104	300,358
Gross loans by location
Switzerland	166,982	175,903
Foreign	102,555	125,832
Gross loans	269,537	301,735
Impaired loans
Non-performing loans	1,614	1,666
Non-interest-earning loans	338	286
Non-accrual loans	1,952	1,952
Restructured loans	484	367
Potential problem loans	977	436
Other impaired loans	1,461	803
Gross impaired loans [1]	3,413	2,755
1
As of December 31, 2022 and 2021, CHF 130 million and CHF 130 million, respectively, were related to consumer mortgages secured by residential real estate for which formal foreclosure proceedings according to local requirements of the applicable jurisdiction were in process.

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
Overview of financial instruments measured at amortized cost – by balance sheet position
	2022				2021
end of	Amortized cost basis	[1]	Allowance for credit losses	Net carrying value	Amortized cost basis	[1]	Allowance for credit losses	Net carrying value
CHF million
Cash and due from banks	67,548		0	67,548	163,718		0	163,718
Interest-bearing deposits with banks	373	[2]	0	373	1,256	[4]	0	1,256
Securities purchased under resale agreements and securities borrowing transactions	18,005	[2]	0	18,005	35,283	[4]	0	35,283
Debt securities held-to-maturity	921	[2]	0	921	0		0	0
Loans	262,108	[2,3]	(1,362)	260,746	291,411	[4,5]	(1,296)	290,115
Brokerage receivables	17,899		(4,081)	13,818	20,875	[4]	(4,186)	16,689
Other assets	23,521		(37)	23,484	14,226		(28)	14,198
Total	390,375		(5,480)	384,895	526,769		(5,510)	521,259
1 Net of unearned income/deferred expenses, as applicable.
2
Excluded accrued interest in the total amount of CHF 549 million, with no related allowance for credit losses. Of the accrued interest balance, CHF 1 million relates to interest-bearing deposits with banks, CHF 4 million to securities purchased under resale agreements and securities borrowing transactions, CHF 10 million to debt securities held-to-maturity and CHF 534 million to loans. These accrued interest balances are reported in other assets.

3 Included interest of CHF 102 million on non-accrual loans which are reported as part of the loans' amortized cost balance.
4
Excluded accrued interest in the total amount of CHF 301 million, with no related allowance for credit losses. Of the accrued interest balance, CHF 1 million relates to interest-bearing deposits with banks, CHF 1 million to securities purchased under resale agreements and securities borrowing transactions, CHF 295 million to loans and CHF 4 million to brokerage receivables. These accrued interest balances are reported in other assets.

5 Included interest of CHF 85 million on non-accrual loans which are reported as part of the loans' amortized cost balance.
Allowance for credit losses
Loans held at amortized cost
Allowance for credit losses – loans held at amortized cost
	2022			2021			2020
	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total
CHF million
Balance at beginning of period	357	939	1,296	318	1,217	1,535	241	807	1,048	[1]
Current-period provision for expected credit losses	57	184	241	78	(53)	25	191	709	900
of which methodology changes	0	0	0	0	(1)	(1)	0	(19)	(19)
of which provisions for interest [2]	22	29	51	25	23	48	22	15	37
Gross write-offs	(65)	(116)	(181)	(55)	(242)	(297)	(87)	(238)	(325)
Recoveries	12	3	15	9	5	14	8	5	13
Net write-offs	(53)	(113)	(166)	(46)	(237)	(283)	(79)	(233)	(312)
Foreign currency translation impact and other adjustments, net	(2)	(7)	(9)	7	12	19	(35)	(66)	(101)
Balance at end of period	359	1,003	1,362	357	939	1,296	318	1,217	1,535
of which individually evaluated	273	572	845	273	512	785	230	635	865
of which collectively evaluated	86	431	517	84	427	511	88	582	670
1
Included a net impact of CHF 103 million from the adoption of the new CECL guidance and the related election of the fair value option for certain loans on January 1, 2020, of which CHF 55 million reflected in consumer loans and CHF 48 million in corporate & institutional loans.

2 Represents the current-period net provision for accrued interest on non-accrual loans and lease financing transactions which is recognized as a reversal of interest income.

> Refer to “Note 20 – Financial instruments measured at amortized cost and credit losses” in VI – Consolidated financial statements – Credit Suisse Group for further information on estimating expected credit losses and the Bank’s gross write-offs.
Purchases, reclassifications and sales – loans held at amortized cost
	2022			2021			2020
in	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total
CHF million
Purchases [1]	17	4,603	4,620	22	4,361	4,383	45	2,756	2,801
Reclassifications from loans held-for-sale [2]	0	95	95	0	133	133	0	6	6
Reclassifications to loans held-for-sale [3]	0	9,516	9,516	0	4,780	4,780	18	2,007	2,025
Sales [3]	0	2,485	2,485	0	4,442	4,442	18	1,626	1,644
Reclassifications from loans held-for-sale and reclassifications to loans held-for-sale represent non-cash transactions.
1 Includes drawdowns under purchased loan commitments.
2 Reflects loans previously reclassified to held-for-sale that were not sold and were reclassified back to loans held at amortized cost.
3 All loans held at amortized cost which are sold are reclassified to loans held-for-sale on or prior to the date of the sale.
Debt securities held-to-maturity
In 2022, the Bank purchased foreign government debt securities held-to-maturity amounting to CHF 971 million, all related to a portfolio of US Treasury securities.
The Bank’s debt securities held-to-maturity with a carrying value of CHF 921 million as of December 31, 2022 represent a portfolio of US Treasury securities, all rated “AAA” based on the Bank’s internal counterparty rating. US Treasury securities have a history of no credit losses and market price movements mainly reflect changes in market interest rates. Based on this history of no credit losses and the Bank’s view of the current and forecasted economic environment, the Bank expects the risk of non-payment for US Treasuries to be zero and does not have an allowance for credit losses for these securities. The credit quality of these securities is monitored on an ongoing basis and the Bank’s zero-loss expectation is validated on at least a quarterly basis through the Bank’s governance structure involving the Credit Risk and Treasury functions.
> Refer to “Note 16 – Investment securities” for further information.
Other financial assets
The current-period provision for expected credit losses on other financial assets held at amortized cost includes a release of CHF 155 million in 2022 and a provision of CHF 4,307 million in 2021 related to Archegos Capital Management (Archegos). As of December 31, 2022 and 2021, the allowance for credit losses on brokerage receivables of CHF 4,081 million and CHF 4,186 million, respectively, were primarily related to Archegos.
Allowance for credit losses – other financial assets held at amortized cost
	2022	2021	2020
CHF million
Balance at beginning of period	4,214	48	43
Current-period provision for expected credit losses	(135)	4,295	19
Gross write-offs	(7)	(8)	(12)
Recoveries	0	0	2
Net write-offs	(7)	(8)	(10)
Foreign currency translation impact and other adjustments, net	46	(121)	(4)
Balance at end of period	4,118	4,214	48
of which individually evaluated	4,096	4,200	15
of which collectively evaluated	22	14	33
In 2022 and 2021, the Bank purchased other financial assets held at amortized cost amounting to CHF 931 million and CHF 196 million, respectively, primarily related to mortgage servicing advances.

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
Consumer loans held at amortized cost by internal counterparty rating
	2022				2021
	Investment grade	Non-investment grade			Investment grade	Non-investment grade
end of	AAA to BBB	BB to C	D	Total	AAA to BBB	BB to C	D	Total
CHF million
Mortgages
2022 / 2021	12,501	1,540	8	14,049	24,257	2,134	40	26,431
2021 / 2020	21,627	1,396	45	23,068	14,743	1,402	13	16,158
2020 / 2019	12,869	1,111	19	13,999	11,308	1,639	48	12,995
2019 / 2018	10,029	1,271	67	11,367	7,287	812	88	8,187
2018 / 2017	6,609	650	36	7,295	5,318	698	74	6,090
Prior years	34,525	1,931	210	36,666	36,790	2,359	317	39,466
Total term loans	98,160	7,899	385	106,444	99,703	9,044	580	109,327
Revolving loans	229	807	4	1,040	276	930	0	1,206
Total	98,389	8,706	389	107,484	99,979	9,974	580	110,533
Loans collateralized by securities
2022 / 2021	562	552	0	1,114	2,627	685	0	3,312
2021 / 2020	1,496	381	0	1,877	649	848	0	1,497
2020 / 2019	307	721	0	1,028	61	167	0	228
2019 / 2018	35	143	0	178	32	26	106	164
2018 / 2017	16	25	0	41	55	19	0	74
Prior years	803	188	0	991	804	681	0	1,485
Total term loans	3,219	2,010	0	5,229	4,228	2,426	106	6,760
Revolving loans [1]	30,023	2,124	263	32,410	41,275	3,063	155	44,493
Total	33,242	4,134	263	37,639	45,503	5,489	261	51,253
Consumer finance
2022 / 2021	2,135	1,005	8	3,148	1,688	823	5	2,516
2021 / 2020	650	334	15	999	538	288	15	841
2020 / 2019	307	200	15	522	285	234	19	538
2019 / 2018	120	183	18	321	98	169	18	285
2018 / 2017	26	87	15	128	21	75	13	109
Prior years	14	80	44	138	13	76	43	132
Total term loans	3,252	1,889	115	5,256	2,643	1,665	113	4,421
Revolving loans	318	42	69	429	348	21	90	459
Total	3,570	1,931	184	5,685	2,991	1,686	203	4,880
Consumer – total
2022 / 2021	15,198	3,097	16	18,311	28,572	3,642	45	32,259
2021 / 2020	23,773	2,111	60	25,944	15,930	2,538	28	18,496
2020 / 2019	13,483	2,032	34	15,549	11,654	2,040	67	13,761
2019 / 2018	10,184	1,597	85	11,866	7,417	1,007	212	8,636
2018 / 2017	6,651	762	51	7,464	5,394	792	87	6,273
Prior years	35,342	2,199	254	37,795	37,607	3,116	360	41,083
Total term loans	104,631	11,798	500	116,929	106,574	13,135	799	120,508
Revolving loans	30,570	2,973	336	33,879	41,899	4,014	245	46,158
Total	135,201	14,771	836	150,808	148,473	17,149	1,044	166,666
1 Lombard loans are generally classified as revolving loans.

Corporate & institutional loans held at amortized cost by internal counterparty rating
	2022				2021
	Investment grade	Non-investment grade			Investment grade	Non-investment grade
end of	AAA to BBB	BB to C	D	Total	AAA to BBB	BB to C	D	Total
CHF million
Real estate
2022 / 2021	3,601	2,499	5	6,105	9,568	4,682	2	14,252
2021 / 2020	7,001	2,441	0	9,442	3,709	1,355	5	5,069
2020 / 2019	3,071	855	4	3,930	1,849	706	2	2,557
2019 / 2018	959	297	56	1,312	925	340	1	1,266
2018 / 2017	698	219	1	918	475	101	0	576
Prior years	2,109	217	24	2,350	2,469	376	30	2,875
Total term loans	17,439	6,528	90	24,057	18,995	7,560	40	26,595
Revolving loans	694	281	125	1,100	778	297	135	1,210
Total	18,133	6,809	215	25,157	19,773	7,857	175	27,805
Commercial and industrial loans
2022 / 2021	7,858	11,181	263	19,302	8,284	11,985	136	20,405
2021 / 2020	3,576	4,204	212	7,992	3,242	4,468	62	7,772
2020 / 2019	1,810	2,251	178	4,239	2,110	3,903	105	6,118
2019 / 2018	1,566	2,359	130	4,055	1,003	2,256	177	3,436
2018 / 2017	742	1,343	161	2,246	697	937	60	1,694
Prior years	1,619	2,355	204	4,178	2,013	2,848	78	4,939
Total term loans	17,171	23,693	1,148	42,012	17,349	26,397	618	44,364
Revolving loans	10,277	6,799	278	17,354	13,941	7,458	372	21,771
Total	27,448	30,492	1,426	59,366	31,290	33,855	990	66,135
Financial institutions
2022 / 2021	4,480	1,026	90	5,596	6,360	2,012	51	8,423
2021 / 2020	2,850	856	0	3,706	2,081	201	30	2,312
2020 / 2019	1,034	67	0	1,101	660	127	1	788
2019 / 2018	602	7	0	609	522	151	1	674
2018 / 2017	521	2	1	524	87	19	0	106
Prior years	(940)	71	1	(868)	499	85	1	585
Total term loans	8,547	2,029	92	10,668	10,209	2,595	84	12,888
Revolving loans	10,111	822	110	11,043	7,542	485	1	8,028
Total	18,658	2,851	202	21,711	17,751	3,080	85	20,916
Governments and public institutions
2022 / 2021	147	22	0	169	521	26	0	547
2021 / 2020	458	35	0	493	157	114	0	271
2020 / 2019	126	40	0	166	94	19	19	132
2019 / 2018	97	1	10	108	46	11	0	57
2018 / 2017	55	0	0	55	28	0	0	28
Prior years	171	15	1	187	199	21	0	220
Total term loans	1,054	113	11	1,178	1,045	191	19	1,255
Revolving loans	9	0	0	9	32	0	0	32
Total	1,063	113	11	1,187	1,077	191	19	1,287
Corporate & institutional – total
2022 / 2021	16,086	14,728	358	31,172	24,733	18,705	189	43,627
2021 / 2020	13,885	7,536	212	21,633	9,189	6,138	97	15,424
2020 / 2019	6,041	3,213	182	9,436	4,713	4,755	127	9,595
2019 / 2018	3,224	2,664	196	6,084	2,496	2,758	179	5,433
2018 / 2017	2,016	1,564	163	3,743	1,287	1,057	60	2,404
Prior years	2,959	2,658	230	5,847	5,180	3,330	109	8,619
Total term loans	44,211	32,363	1,341	77,915	47,598	36,743	761	85,102
Revolving loans	21,091	7,902	513	29,506	22,293	8,240	508	31,041
Total	65,302	40,265	1,854	107,421	69,891	44,983	1,269	116,143

Total loans held at amortized cost by internal counterparty rating
	2022					2021
	Investment grade	Non-investment grade				Investment grade	Non-investment grade
end of	AAA to BBB	BB to C	D	Total		AAA to BBB	BB to C	D	Total
CHF million
Loans held at amortized cost – total
2022 / 2021	31,284	17,825	374	49,483		53,305	22,347	234	75,886
2021 / 2020	37,658	9,647	272	47,577		25,119	8,676	125	33,920
2020 / 2019	19,524	5,245	216	24,985		16,367	6,795	194	23,356
2019 / 2018	13,408	4,261	281	17,950		9,913	3,765	391	14,069
2018 / 2017	8,667	2,326	214	11,207		6,681	1,849	147	8,677
Prior years	38,301	4,857	484	43,642		42,787	6,446	469	49,702
Total term loans	148,842	44,161	1,841	194,844		154,172	49,878	1,560	205,610
Revolving loans	51,661	10,875	849	63,385		64,192	12,254	753	77,199
Total loans to third parties	200,503	55,036	2,690	258,229		218,364	62,132	2,313	282,809
Total loans to entities under common control	3,920	30	0	3,950		8,683	0	0	8,683
Total	204,423	55,066	2,690	262,179	[1]	227,047	62,132	2,313	291,492	[1]
1 Excluded accrued interest on loans held at amortized cost of CHF 534 million and CHF 295 million as of December 31, 2022 and 2021, respectively.
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
Other financial assets held at amortized cost by internal counterparty rating
	2022				2021
	Investment grade	Non-investment grade			Investment grade	Non-investment grade
end of	AAA to BBB	BB to C	D	Total	AAA to BBB	BB to C	D	Total
CHF million
Other financial assets held at amortized cost
2022 / 2021	0	0	0	0	0	5	0	5
2021 / 2020	0	7	0	7	0	0	0	0
2020 / 2019	0	0	0	0	0	0	0	0
2019 / 2018	0	0	0	0	0	63	0	63
2018 / 2017	0	47	0	47	0	2	0	2
Prior years	0	0	0	0	0	2	0	2
Total term positions	0	54	0	54	0	72	0	72
Revolving positions	0	1,711	0	1,711	0	970	0	970
Total	0	1,765	0	1,765	0	1,042	0	1,042
Includes primarily mortgage servicing advances and failed purchases.

Past due financial assets
Loans held at amortized cost – past due
	Current	Past due
end of		Up to 30 days	31–60 days	61–90 days	More than 90 days	Total	Total
2022 (CHF million)
Mortgages	107,033	66	43	8	334	451	107,484
Loans collateralized by securities	37,308	43	4	3	281	331	37,639
Consumer finance	5,147	248	82	63	145	538	5,685
Consumer	149,488	357	129	74	760	1,320	150,808
Real estate	24,946	35	49	0	127	211	25,157
Commercial and industrial loans	58,267	320	42	24	713	1,099	59,366
Financial institutions	21,480	72	0	0	159	231	21,711
Governments and public institutions	1,171	5	0	0	11	16	1,187
Corporate & institutional	105,864	432	91	24	1,010	1,557	107,421
Total loans to third parties	255,352	789	220	98	1,770	2,877	258,229
Total loans to entities under common control	3,950	0	0	0	0	0	3,950
Total loans held at amortized cost	259,302	789	220	98	1,770	2,877	262,179	[1]
2021 (CHF million)
Mortgages	109,877	123	73	61	399	656	110,533
Loans collateralized by securities	51,069	42	0	0	142	184	51,253
Consumer finance	4,449	144	70	60	157	431	4,880
Consumer	165,395	309	143	121	698	1,271	166,666
Real estate	27,628	6	4	0	167	177	27,805
Commercial and industrial loans	65,327	166	13	12	617	808	66,135
Financial institutions	20,807	60	7	1	41	109	20,916
Governments and public institutions	1,252	16	0	0	19	35	1,287
Corporate & institutional	115,014	248	24	13	844	1,129	116,143
Total loans to third parties	280,409	557	167	134	1,542	2,400	282,809
Total loans to entities under common control	8,683	0	0	0	0	0	8,683
Total loans held at amortized cost	289,092	557	167	134	1,542	2,400	291,492	[1]
1 Excluded accrued interest on loans held at amortized cost of CHF 534 million and CHF 295 million as of December 31, 2022 and 2021, respectively.
As of December 31, 2022 and 2021, the Bank did not have any loans that were more than 90 days past due and still accruing interest. Also, the Bank did not have any debt securities held-to-maturity or other financial assets held at amortized cost that were past due.

Non-accrual financial assets
Non-accrual loans held at amortized cost
	2022				2021
	Amortized cost of non-accrual assets at beginning of period	Amortized cost of non-accrual assets at end of period	Interest income recognized	Amortized cost of non-accrual assets with no specific allowance at end of period	Amortized cost of non-accrual assets at beginning of period	Amortized cost of non-accrual assets at end of period	Interest income recognized	Amortized cost of non-accrual assets with no specific allowance at end of period
CHF million
Mortgages	572	383	4	64	418	572	2	111
Loans collateralized by securities	262	283	4	2	105	262	8	2
Consumer finance	205	188	3	8	201	205	3	1
Consumer	1,039	854	11	74	724	1,039	13	114
Real estate	167	127	1	1	324	167	6	0
Commercial and industrial loans	686	801	9	30	913	686	11	96
Financial institutions	41	159	7	0	68	41	0	0
Governments and public institutions	19	11	1	0	0	19	0	0
Corporate & institutional	913	1,098	18	31	1,305	913	17	96
Total loans held at amortized cost	1,952	1,952	29	105	2,029	1,952	30	210
Collateral-dependent financial assets
> Refer to “Note 20 – Financial instruments measured at amortized cost and credit losses” in VI – Consolidated financial statements – Credit Suisse Group for further information on the Bank’s collateral-dependent financial assets.
Troubled debt restructurings and modifications
Restructured financing receivables held at amortized cost
	2022			2021			2020
in	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification
CHF million, except where indicated
Loans collateralized by securities	0	0	0	1	33	25	3	165	165
Real estate	1	102	82	1	2	2	0	0	0
Commercial and industrial loans	15	204	182	18	402	394	17	127	95
Financial institutions	0	0	0	1	44	44	0	0	0
Total loans	16	306	264	21	481	465	20	292	260
Restructured financing receivables held at amortized cost that defaulted within 12 months from restructuring
	2022		2021		2020
in	Number of contracts	Recorded investment	Number of contracts	Recorded investment	Number of contracts	Recorded investment
CHF million, except where indicated
Loans collateralized by securities	0	0	3	156	0	0
Commercial and industrial loans	0	0	1	14	4	13
Total loans	0	0	4	170	4	13

In 2022, the loan modifications of the Bank mainly included extended loan repayment terms, including postponed loan amortizations and extended maturity dates, interest rate concessions, a waiver of interest, a reduction of a loan commitment, a subordination of loans and changes in collateral coverage terms.
As of December 31, 2022 and 2021, the Bank did not have any commitments to lend additional funds to debtors whose loan terms had been modified in troubled debt restructurings.
20 Goodwill
2022	Wealth Management	Investment Bank	Swiss Bank	Asset Management	Bank	[1]
Gross amount of goodwill (CHF million)
Balance at beginning of period	1,300	4,855	480	1,101	7,748
Foreign currency translation impact	4	0	1	5	10
Other	(23)	23	0	0	0
Balance at end of period	1,281	4,878	481	1,106	7,758
Accumulated impairment (CHF million)
Balance at beginning of period	0	4,855	0	0	4,867
Impairment losses	0	23	0	0	23
Balance at end of period	0	4,878	0	0	4,890
Net book value (CHF million)
Net book value	1,281	0	481	1,106	2,868
2021
Gross amount of goodwill (CHF million)
Balance at beginning of period	1,275	4,825	472	1,062	7,646
Foreign currency translation impact	28	30	8	39	105
Other	(3)	0	0	0	(3)
Balance at end of period	1,300	4,855	480	1,101	7,748
Accumulated impairment (CHF million)
Balance at beginning of period	0	3,879	0	0	3,891
Impairment losses	0	976	0	0	976
Balance at end of period	0	4,855	0	0	4,867
Net book value (CHF million)
Net book value	1,300	0	480	1,101	2,881
1
Gross amount of goodwill and accumulated impairment included CHF 12 million related to legacy business transferred to the former Strategic Resolution Unit in 4Q15 and fully written off at the time of transfer, in addition to the divisions disclosed.

> Refer to “Note 21 – Goodwill” in VI – Consolidated financial statements – Credit Suisse Group for further information.

21 Other intangible assets
	2022			2021
end of	Gross carrying amount	Accumu- lated amorti- zation	Net carrying amount	Gross carrying amount	Accumu- lated amorti- zation	Net carrying amount
Other intangible assets (CHF million)
Trade names/trademarks	25	(25)	0	25	(25)	0
Client relationships	29	(9)	20	31	(7)	24
Other	5	(3)	2	5	(3)	2
Total amortizing other intangible assets	59	(37)	22	61	(35)	26
Non-amortizing other intangible assets	430	–	430	250	–	250
of which mortgage servicing rights, at fair value	403	–	403	224	–	224
Total other intangible assets	489	(37)	452	311	(35)	276
Additional information
in	2022	2021	2020
Aggregate amortization and impairment (CHF million)
Aggregate amortization	4	8	6
Impairment	0	0	2
Estimated amortization
Estimated amortization (CHF million)
2023	3
2024	3
2025	2
2026	2
2027	2
22 Other assets and other liabilities
end of	2022	2021
Other assets (CHF million)
Cash collateral on derivative instruments	7,723	7,659
Cash collateral on non-derivative transactions	647	395
Derivative instruments used for hedging [1]	0	212
Assets held-for-sale	16,112	8,020
of which loans [2]	16,090	7,924
allowance for loans held-for-sale	(101)	(44)
of which real estate [3]	22	94
of which long-lived assets	0	2
Premises and equipment, net and right-of-use assets	5,799	6,140
Assets held for separate accounts	64	98
Interest and fees receivable	2,609	2,934
Deferred tax assets	259	3,666
Prepaid expenses	812	394
of which cloud computing arrangement implementation costs	65	46
Failed purchases	801	1,307
Defined benefit pension and post-retirement plan assets	560	974
Other	6,367	4,916
of which digital asset safeguarding assets	102	–
Other assets	41,753	36,715
1 Amounts shown after counterparty and cash collateral netting.
2 Included as of the end of 2022 and 2021 were CHF 458 million and CHF 391 million, respectively, in restricted loans, which represented collateral on secured borrowings.
3
As of the end of 2022 and 2021, real estate held-for-sale included foreclosed or repossessed real estate of CHF 21 million and CHF 8 million, respectively, of which CHF 21 million and CHF 8 million, respectively, were related to residential real estate.

end of	2022	2021
Other liabilities (CHF million)
Cash collateral on derivative instruments	2,079	5,533
Cash collateral on non-derivative transactions	431	528
Derivative instruments used for hedging [1]	154	10
Operating leases liabilities	1,749	1,861
Provisions	1,494	1,912
of which expected credit losses on off-balance sheet credit exposures	217	257
Restructuring liabilities	114	19
Liabilities held for separate accounts	64	98
Interest and fees payable	3,779	3,930
Current tax liabilities	524	671
Deferred tax liabilities	670	122
Failed sales	1,471	1,736
Defined benefit pension and post-retirement plan liabilities	258	343
Other	4,039	4,546
of which digital asset safeguarding liabilities	102	–
Other liabilities	16,826	21,309

Premises, equipment and right-of-use assets
end of	2022	2021
Premises and equipment (CHF million)
Buildings and improvements	839	1,084
Land	215	241
Leasehold improvements	1,438	1,578
Software	8,261	7,660
Equipment	990	1,004
Premises and equipment	11,743	11,567
Accumulated depreciation	(7,637)	(7,143)
Total premises and equipment, net	4,106	4,424
Right-of-use assets (CHF million)
Right-of-use assets	1,693	1,716
Total premises and equipment, net and right-of-use assets	5,799	6,140
Depreciation, amortization and impairment
end of	2022	2021	2020
CHF million
Depreciation on premises and equipment	997	903	860
Impairment on premises and equipment	250	20	10
Amortization and impairment on right-of-use assets	256	313	284
> Refer to “Note 23 – Leases” for further information on right-of-use assets.
23 Leases
> Refer to “Note 24 – Leases” in VI – Consolidated financial statements – Credit Suisse Group for further information.
Lessee arrangements
Lease costs
end of	2022	2021	2020
Lease costs (CHF million)
Operating lease costs	279	293	305
Variable lease costs	46	50	45
Sublease income	(65)	(75)	(87)
Total lease costs	260	268	263
During 2021, the Bank entered into 12 sale-leaseback transactions with lease terms ranging from 5 to 10 years. During 2021, the Bank entered into 13 sale-leaseback transactions with lease terms ranging from 3 to 10 years. During 2020, the Bank entered into one sale-leaseback transaction with a lease term of one year.
Other information
end of	2022	2021	2020
Other information (CHF million)
Gains/(losses) on sale and leaseback transactions	336	225	15
Cash paid for amounts included in the measurement of operating lease liabilities recorded in operating cash flows	(336)	(334)	(340)
Right-of-use assets obtained in exchange of new operating lease liabilities [1]	165	107	32
Changes to right-of-use assets due to lease modifications for operating leases	74	29	26
1 Represents non-cash transactions and includes right-of-use assets relating to changes in classification of scope of variable interest entities.
Weighted average remaining lease term and discount rate
end of	2022	2021
Operating leases
Remaining lease term (years)	9.2	9.6
Discount rate (%)	3.0	2.8

Maturities relating to operating lease arrangements
end of	2022	2021
Maturity (CHF million)
Due within 1 year	312	309
Due between 1 and 2 years	260	278
Due between 2 and 3 years	236	234
Due between 3 and 4 years	219	234
Due between 4 and 5 years	186	197
Thereafter	811	919
Operating lease obligations	2,024	2,171
Future interest payable	(275)	(310)
Operating lease liabilities	1,749	1,861
Lessor arrangements
As of December 31, 2022 and 2021, the Bank had approximately CHF 1.3 billion and CHF 1.1 billion, respectively, of residual value guarantees associated with lessor arrangements.
Net investments
	2022		2021
end of	Sales- type leases	Direct financing leases	Sales- type leases	Direct financing leases
Net investments (CHF million)
Lease receivables	1,324	2,473	1,107	2,395
Unguaranteed residual assets	129	25	119	80
Valuation allowances	(10)	(20)	(7)	(18)
Total net investments	1,443	2,478	1,219	2,457
Maturities relating to lessor arrangements
	2022			2021
end of	Sales- type leases	Direct financing leases	Operating leases	Sales- type leases	Direct financing leases	Operating leases
Maturity (CHF million)
Due within 1 year	550	738	57	467	727	61
Due between 1 and 2 years	317	694	58	263	641	59
Due between 2 and 3 years	224	627	55	179	583	59
Due between 3 and 4 years	149	460	53	113	458	56
Due between 4 and 5 years	88	115	44	62	125	54
Thereafter	93	19	136	83	31	177
Total	1,421	2,653	403	1,167	2,565	466
Future interest receivable	(97)	(180)	–	(60)	(170)	–
Lease receivables	1,324	2,473	–	1,107	2,395	–
As of December 31, 2022 and 2021, the Bank had CHF 188 million and CHF 224 million, respectively, of related party operating leases.
Lease income
end of	2022	2021	2020
Lease income (CHF million)
Interest income on sales-type leases	33	25	19
Interest income on direct financing leases	70	68	74
Lease income from operating leases	80	93	107
Variable lease income	3	1	0
Total lease income	186	187	200

24 Deposits
	2022				2021
end of	Switzer- land	Foreign	Total		Switzer- land	Foreign	Total
Deposits (CHF million)
Non-interest-bearing demand deposits	2,589	1,502	4,091		2,703	2,557	5,260
Interest-bearing demand deposits	102,948	16,295	119,243		153,611	47,415	201,026
Savings deposits	42,437	1,459	43,896		60,027	8,474	68,501
Time deposits	18,695	60,534	79,229	[1]	35,775	102,239	138,014	[1]
Total deposits	166,669	79,790	246,459	[2]	252,116	160,685	412,801	[2]
of which due to banks	–	–	11,905		–	–	18,960
of which customer deposits	–	–	234,554		–	–	393,841
The designation of deposits in Switzerland versus foreign deposits is based upon the location of the office where the deposit is recorded.
1
Included uninsured time deposits of CHF 75,123 million and CHF 128,714 million as of December 31, 2022 and 2021, respectively, which were in excess of any country-specific insurance limit or which are not covered by an insurance regime.

2 Not included as of December 31, 2022 and 2021 were CHF 55 million and CHF 86 million, respectively, of overdrawn deposits reclassified as loans.
25 Long-term debt
end of	2022	2021
Long-term debt (CHF million)
Senior	89,187	95,468
Subordinated	59,378	63,836
Non-recourse liabilities from consolidated VIEs	2,096	1,391
Long-term debt	150,661	160,695
of which reported at fair value	57,919	67,788
of which structured notes	38,925	43,126
end of	2022	2021
Structured notes by product (CHF million)
Equity	21,437	28,681
Fixed income	14,407	11,678
Credit	2,815	2,363
Other	266	404
Total structured notes	38,925	43,126
Long-term debt by maturities
end of			2023			2024				2025			2026			2027				Thereafter	Total
Long-term debt (CHF million)
Senior debt
Fixed rate			4,394			6,515				6,573			5,261			2,251				13,598	38,592
Variable rate			13,297			11,451				7,171			3,961			4,010				10,705	50,595
Interest rates (range in %) [1]	0.0	–	2.2	0.0	–	4.8		0.0	–	7.3	0.0	–	3.3	0.0	–	5.0		0.0	–	7.3	–
Subordinated debt
Fixed rate			7,458			2,834				6,060			5,948			5,472				8,727	36,499
Variable rate			2,026			3,196				3,168			58			1,536				12,895	22,879
Interest rates (range in %) [1]	1.0	–	8.0	3.5	–	6.9		2.6	–	7.3	0.9	–	6.4	1.0	–	9.8		0.7	–	8.5	–
Non-recourse liabilities from consolidated VIEs
Fixed rate			804			0				219			0			0				0	1,023
Variable rate			110			9	[2]			127			0			41	[2]			786	1,073
Interest rates (range in %) [1]	2.3	–	6.6			–				1.9			–			–		0.0	–	10.4	–
Total long-term debt			28,089			24,005				23,318			15,228			13,310				46,711	150,661
of which structured notes			9,380			7,860				5,241			2,893			3,076				10,475	38,925
The maturity of perpetual debt is based on the earliest callable date. The maturity of all other debt is based on contractual maturity and includes certain structured notes that have mandatory early redemption features based on stipulated movements in markets or the occurrence of a market event. Within this population there are approximately CHF 0.8 billion of such notes with a contractual maturity of greater than one year that have an observable likelihood of redemption occurring within one year based on a modelling assessment.

1 Excludes structured notes for which fair value has been elected as the related coupons are dependent upon the embedded derivatives and prevailing market conditions at the time each coupon is paid.
2 Reflects equity linked notes, where the payout is not fixed.
> Refer to “Note 26 – Long-term debt” in VI – Consolidated financial statements – Credit Suisse Group for further information.

26 Accumulated other comprehensive income
	Gains/ (losses) on cash flow hedges	Cumulative translation adjustments	Unrealized gains/ (losses) on securities	[1]	Actuarial gains/ (losses)	Net prior service credit/ (cost)	Gains/ (losses) on liabilities relating to credit risk	AOCI
2022 (CHF million)
Balance at beginning of period	(95)	(16,760)	13		(429)	(6)	(2,082)	(19,359)
Increase/(decrease)	(454)	(260)	(21)		(170)	(4)	5,987	5,078
Reclassification adjustments, included in net income/(loss)	(768)	0	(5)		17	1	(31)	(786)
Total increase/(decrease)	(1,222)	(260)	(26)		(153)	(3)	5,956	4,292
Balance at end of period	(1,317)	(17,020)	(13)		(582)	(9)	3,874	(15,067)
2021 (CHF million)
Balance at beginning of period	205	(17,517)	13		(460)	(11)	(2,469)	(20,239)
Increase/(decrease)	(259)	751	0		12	4	284	792
Reclassification adjustments, included in net income/(loss)	(41)	6	0		19	1	103	88
Total increase/(decrease)	(300)	757	0		31	5	387	880
Balance at end of period	(95)	(16,760)	13		(429)	(6)	(2,082)	(19,359)
2020 (CHF million)
Balance at beginning of period	28	(14,560)	30		(417)	(7)	(2,620)	(17,546)
Increase/(decrease)	90	(2,974)	(49)		(55)	(4)	(6)	(2,998)
Reclassification adjustments, included in net income/(loss)	87	17	32		12	0	157	305
Total increase/(decrease)	177	(2,957)	(17)		(43)	(4)	151	(2,693)
Balance at end of period	205	(17,517)	13		(460)	(11)	(2,469)	(20,239)
1 No impairments on available-for-sale debt securities were recognized in net income/(loss) in 2022, 2021 and 2020.
> Refer to “Note 28 – Tax” and “Note 31 – Pension and other post-retirement benefits” for income tax expense/(benefit) on the movements of accumulated other comprehensive income/(loss).
Details of significant reclassification adjustments
in	2022		2021		2020
Reclassification adjustments, included in net income/(loss) (CHF million)
Gains/(losses) on cash flow hedges
Gross gains/(losses)	(959)	[1]	(40)	[1]	101	[2]
Tax expense/(benefit)	191		(1)		(14)
Net of tax	(768)		(41)		87
Actuarial gains/(losses)
Amortization of recognized actuarial losses [3]	21		23		13
Tax expense/(benefit)	(4)		(4)		(1)
Net of tax	17		19		12
1 Included in interest and dividend income as well as operating expenses. Refer to "Note 32 - Derivatives and hedging activities" for further information.
2 Included in interest and dividend income, trading revenues as well as operating expenses. Refer to "Note 32 - Derivatives and hedging activities" for further information.
3 These components are included in the computation of total benefit costs. Refer to "Note 31 – Pension and other post-retirement benefits" for further information.

27 Offsetting of financial assets and financial liabilities
> Refer to “Note 28 – Offsetting of financial assets and financial liabilities” in VI – Consolidated financial statements – Credit Suisse Group for further information.
Offsetting of derivatives
	2022		2021
end of	Derivative assets	Derivative liabilities	Derivative assets		Derivative liabilities
Gross derivatives subject to enforceable master netting agreements (CHF billion)
OTC-cleared	8.6	9.8	4.4		4.0
OTC	25.1	23.5	44.5		40.3
Exchange-traded	0.0	0.0	0.1		0.0
Interest rate products	33.7	33.3	49.0		44.3
OTC-cleared	0.3	0.3	0.2		0.2
OTC	24.9	25.5	20.9	[1]	22.9	[1]
Exchange-traded	0.0	0.1	0.0		0.0
Foreign exchange products	25.2	25.9	21.1		23.1
OTC	4.3	7.1	8.2		13.0
Exchange-traded	18.6	18.3	22.7		21.4
Equity/index-related products	22.9	25.4	30.9		34.4
OTC-cleared	0.6	0.6	1.3		1.4
OTC	2.4	2.6	3.3		4.3
Credit derivatives	3.0	3.2	4.6		5.7
OTC-cleared	0.1	0.1	0.0		0.0
OTC	0.9	0.4	1.4		0.5
Exchange-traded	0.0	0.0	0.1		0.1
Other products [2]	1.0	0.5	1.5		0.6
OTC-cleared	9.6	10.8	5.9		5.6
OTC	57.6	59.1	78.3		81.0
Exchange-traded	18.6	18.4	22.9		21.5
Total gross derivatives subject to enforceable master netting agreements	85.8	88.3	107.1		108.1
Offsetting (CHF billion)
OTC-cleared	(9.5)	(10.7)	(5.6)		(5.3)
OTC	(50.5)	(52.9)	(69.4)	[1]	(75.5)	[1]
Exchange-traded	(18.0)	(18.2)	(21.0)		(21.0)
Offsetting	(78.0)	(81.8)	(96.0)		(101.8)
of which counterparty netting	(68.3)	(68.3)	(83.9)	[1]	(83.9)	[1]
of which cash collateral netting	(9.7)	(13.5)	(12.1)		(17.9)
Net derivatives presented in the consolidated balance sheets (CHF billion)
OTC-cleared	0.1	0.1	0.3		0.3
OTC	7.1	6.2	8.9		5.5
Exchange-traded	0.6	0.2	1.9		0.5
Total net derivatives subject to enforceable master netting agreements	7.8	6.5	11.1		6.3
Total derivatives not subject to enforceable master netting agreements [3]	3.3	2.6	6.7		4.3
Total net derivatives presented in the consolidated balance sheets	11.1	9.1	17.8		10.6
of which recorded in trading assets and trading liabilities	11.1	8.9	17.6		10.6
of which recorded in other assets and other liabilities	0.0	0.2	0.2		0.0
1 Prior period has been revised.
2 Primarily precious metals, commodity and energy products.
3 Represents derivatives where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

Offsetting of securities purchased under resale agreements and securities borrowing transactions
	2022				2021
end of	Gross	Offsetting	Net book value		Gross	Offsetting	Net book value
Securities purchased under resale agreements and securities borrowing transactions (CHF billion)
Securities purchased under resale agreements	47.9	(10.7)	37.2		74.1	(16.6)	57.5
Securities borrowing transactions	4.5	0.0	4.5		22.2	0.0	22.2
Total subject to enforceable master netting agreements	52.4	(10.7)	41.7		96.3	(16.6)	79.7
Total not subject to enforceable master netting agreements [1]	17.1	–	17.1		24.2	–	24.2
Total	69.5	(10.7)	58.8	[2]	120.5	(16.6)	103.9	[2]
1
Represents securities purchased under resale agreements and securities borrowing transactions where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

2 CHF 40,793 million and CHF 68,623 million of the total net amount as of the end of 2022 and 2021, respectively, were reported at fair value.
Offsetting of securities sold under repurchase agreements and securities lending transactions
	2022				2021
end of	Gross	Offsetting	Net book value		Gross	Offsetting	Net book value
Securities sold under repurchase agreements and securities lending transactions (CHF billion)
Securities sold under repurchase agreements	27.8	(10.7)	17.1		32.3	(16.6)	15.7
Securities lending transactions	0.9	0.0	0.9		15.4	0.0	15.4
Obligation to return securities received as collateral, at fair value	2.9	0.0	2.9		14.7	0.0	14.7
Total subject to enforceable master netting agreements	31.6	(10.7)	20.9		62.4	(16.6)	45.8
Total not subject to enforceable master netting agreements [1]	2.5	–	2.5		4.6	–	4.6
Total	34.1	(10.7)	23.4		67.0	(16.6)	50.4
of which securities sold under repurchase agreements and securities lending transactions	31.1	(10.7)	20.4	[2]	52.0	(16.6)	35.4	[2]
of which obligation to return securities received as collateral, at fair value	3.0	0.0	3.0		15.0	0.0	15.0
1
Represents securities sold under repurchase agreements and securities lending transactions where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

2 CHF 14,133 million and CHF 13,307 million of the total net amount as of the end of 2022 and 2021, respectively, were reported at fair value.
Amounts not offset in the consolidated balance sheets
	2022						2021
end of	Net	Financial instruments	[1]	Cash collateral received/ pledged	[1]	Net exposure	Net	Financial instruments	[1]	Cash collateral received/ pledged	[1]	Net exposure
Financial assets subject to enforceable master netting agreements (CHF billion)
Derivatives	7.8	3.2		0.0		4.6	11.1	4.5		0.0		6.6
Securities purchased under resale agreements	37.2	37.1		0.1		0.0	57.5	57.5		0.0		0.0
Securities borrowing transactions	4.5	4.3		0.0		0.2	22.2	21.9		0.0		0.3
Total financial assets subject to enforceable master netting agreements	49.5	44.6		0.1		4.8	90.8	83.9		0.0		6.9
Financial liabilities subject to enforceable master netting agreements (CHF billion)
Derivatives	6.5	1.2		0.0		5.3	6.3	1.3		0.0		5.0
Securities sold under repurchase agreements	17.1	17.1		0.0		0.0	15.7	15.6		0.1		0.0
Securities lending transactions	0.9	0.8		0.0		0.1	15.4	15.3		0.0		0.1
Obligation to return securities received as collateral, at fair value	2.9	2.7		0.0		0.2	14.7	13.0		0.0		1.7
Total financial liabilities subject to enforceable master netting agreements	27.4	21.8		0.0		5.6	52.1	45.2		0.1		6.8
1
The total amount reported in financial instruments (recognized financial assets and financial liabilities and non-cash financial collateral) and cash collateral is limited to the amount of the related instruments presented in the consolidated balance sheets and therefore any over-collateralization of these positions is not included.

28 Tax
Details of current and deferred taxes
in	2022	2021	2020
Current and deferred taxes (CHF million)
Switzerland	296	302	151
Foreign	(95)	472	188
Current income tax expense	201	774	339
Switzerland	73	156	367
Foreign	3,699	8	(9)
Deferred income tax expense	3,772	164	358
Income tax expense	3,973	938	697
Income tax expense/(benefit) reported in shareholders' equity related to:
Gains/(losses) on cash flow hedges	(266)	(62)	25
Cumulative translation adjustment	(7)	4	0
Unrealized gains/(losses) on debt securities	(9)	(4)	(6)
Actuarial gains/(losses)	(84)	0	(19)
Net prior service cost	0	0	1
Reconciliation of taxes computed at the Swiss statutory rate
in	2022	2021	2020
Income/(loss) before taxes (CHF million)
Switzerland	543	1,659	2,477
Foreign	(3,874)	(1,750)	734
Income/(loss) before taxes	(3,331)	(91)	3,211
Reconciliation of taxes computed at the Swiss statutory rate (CHF million)
Income tax expense/(benefit) computed at the statutory tax rate [1]	(616)	(17)	642
Increase/(decrease) in income taxes resulting from
Foreign tax rate differential	(127)	92	(64)
Non-deductible amortization of other intangible assets and goodwill impairment	0	(181)	0
Other non-deductible expenses	303	369	253
Additional taxable income	5	15	8
Lower taxed income	(144)	(129)	(221)
(Income)/loss taxable to noncontrolling interests	11	12	18
Changes in tax law and rates	24	(29)	(5)
Changes in deferred tax valuation allowance	4,512	612	281
Change in recognition of outside basis difference	(2)	3	(13)
(Windfall tax benefits)/shortfall tax charges on share-based compensation	82	37	75
Other	(75)	154	(277)
Income tax expense	3,973	938	697
1 The statutory tax rate was 18.5% in 2022 and 2021 and 20% in 2020.
2022
Foreign tax rate differential of CHF 127 million reflected a foreign tax benefit primarily driven by losses in higher tax jurisdictions, mainly in the US and the UK, partially offset by profits made in higher tax jurisdictions, mainly in Brazil. The foreign tax rate expense of CHF 3,604 million comprised not only the foreign tax expense based on statutory tax rates but also the tax impacts related to the following reconciling items.
Other non-deductible expenses of CHF 303 million included the impact of CHF 196 million relating to non-deductible interest expenses and non-deductible funding costs, CHF 154 million relating to non-deductible legacy litigation provisions, CHF 74 million relating to other non-deductible expenses, CHF 8 million relating to non-deductible UK bank levy costs and various smaller items. These expenses were partially offset by the net benefit of CHF 138 million for the reassessment of the interest cost deductibility relating to the recognition of previously unrecognized tax benefits of non-deductible funding.
Lower taxed income of CHF 144 million included a tax benefit of CHF 65 million related to non-taxable life insurance income, CHF 39 million related to non-taxable dividend income, CHF 36 million related to concessionary and lower taxed income and various smaller items.

Changes in deferred tax valuation allowances of CHF 4,512 million primarily related to the reassessment of deferred tax assets as a result of the comprehensive strategic review announced on October 27, 2022, primarily due to the limited future taxable income against which deferred tax assets could be utilized. Management considered both positive and negative evidence and concluded that it is more likely than not that a significant portion of the Bank’s deferred tax assets will not be realized. This resulted in an increase in the valuation allowance of CHF 3,655 million, mainly in respect of two of the Bank’s operating entities in the US. The net impact also included valuation allowances on deferred tax assets of CHF 817 million related to the current year results, mainly in respect of one of the Bank’s operating entities in Switzerland, three of the Bank’s operating entities in the US and two of the Bank’s operating entities in the UK. This also included an increase in the valuation allowance of CHF 40 million relating to year-end reassessments of deferred tax assets.
Other of CHF 75 million included an income tax benefit of CHF 172 million relating to return-to-provision adjustments and CHF 24 million relating to tax credits. These benefits were partially offset by CHF 57 million relating to the current year US base erosion and anti-abuse tax (BEAT) provision, CHF 45 million relating to the tax impact of an accounting standard implementation transition adjustment for own credit movements and CHF 24 million relating to unrealized mark-to-market results on share-based compensation. The remaining balance included various smaller items.
2021
Foreign tax rate differential of CHF 92 million reflected a foreign tax charge primarily driven by losses in higher tax jurisdictions, mainly in the UK, partially offset by profits made in higher tax jurisdictions, such as the US. The foreign tax rate expense of CHF 480 million comprised not only the foreign tax expense based on statutory tax rates but also the tax impacts related to the following reconciling items.
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
Other of CHF 154 million included an income charge of CHF 100 million relating to withholding taxes, CHF 51 million relating to the tax impact of an accounting standard implementation transition adjustment for own credit movements and CHF 29 million relating to the current year BEAT provision. These charges were partially offset by CHF 30 million relating to prior years’ adjustments. The remaining balance included various smaller items.
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
Deferred tax assets and liabilities
end of	2022	2021
Deferred tax assets and liabilities (CHF million)
Compensation and benefits	638	832
Loans	209	319
Investment securities	992	1,257
Provisions	641	1,357
Leases	229	228
Derivatives	38	46
Real estate	229	250
Net operating loss carry-forwards	7,720	6,382
Goodwill and intangible assets	67	135
Other	418	151
Gross deferred tax assets before valuation allowance	11,181	10,957
Less valuation allowance	(8,488)	(5,338)
Gross deferred tax assets net of valuation allowance	2,693	5,619
Compensation and benefits	(202)	(355)
Loans	(1,190)	(131)
Investment securities	(744)	(722)
Provisions	(282)	(297)
Leases	(219)	(216)
Derivatives	(286)	(218)
Real estate	(43)	(38)
Other	(138)	(98)
Gross deferred tax liabilities	(3,104)	(2,075)
Net deferred tax assets/(liabilities)	(411)	3,544
of which deferred tax assets	259	3,666
of which net operating losses	138	877
of which deductible temporary differences	121	2,789
of which deferred tax liabilities	(670)	(122)
Net deferred tax liabilities of CHF 411 million as of December 31, 2022 decreased CHF 3,955 million compared to net deferred tax assets of CHF 3,544 million as of December 31, 2021, primarily reflecting the valuation allowances relating to the reassessment of the deferred tax assets as a result of the comprehensive strategic review announced on October 27, 2022, as well as valuation allowances relating to current period results. The movement also reflected tax impacts directly recorded in other comprehensive income, mainly related to own credit movements, partially offset by the impact of foreign exchange translation gains, which were included within the currency translation adjustments, and a pension plan re-measurement.
The Bank’s valuation allowance against gross deferred tax assets was CHF 8.5 billion as of December 31, 2022 compared to CHF 5.3 billion as of December 31, 2021. This was due to the uncertainty concerning the Bank’s ability to generate the necessary amount and mix of taxable income in future periods. The valuation allowance also reflected a decrease due to valuation allowance adjustments recorded in other comprehensive income, mainly related to own credit movements.

Unrecognized deferred tax liabilities
As of December 31, 2022, the Bank had accumulated undistributed earnings from foreign subsidiaries of CHF 17.8 billion. No deferred tax liability was recorded in respect of those amounts, as these earnings are considered indefinitely reinvested. The Bank would need to accrue and pay taxes on these undistributed earnings if such earnings were repatriated. It is not practicable to estimate the amount of unrecognized deferred tax liabilities for these undistributed foreign earnings.
Amounts and expiration dates of net operating loss carry-forwards
end of 2022	Total
Net operating loss carry-forwards (CHF million)
Due to expire within 1 year	4,008
Due to expire within 2 to 5 years	3,301
Due to expire within 6 to 10 years	4,247
Due to expire within 11 to 20 years	9,118
Amount due to expire	20,674
Amount not due to expire	24,813
Total net operating loss carry-forwards	45,487
Movements in the valuation allowance
in	2022	2021	2020
Movements (CHF million)
Balance at beginning of period	5,338	4,323	4,067
Net changes	3,150	1,015	256
Balance at end of period	8,488	5,338	4,323
Tax benefits associated with share-based compensation
in	2022	2021	2020
Tax benefits (CHF million)
Tax benefits recorded in the consolidated statements of operations [1]	213	227	252
1 Calculated at the statutory tax rate before valuation allowance considerations.
> Refer to “Note 29 – Employee deferred compensation” for further information on share-based compensation.
Uncertain tax positions
Reconciliation of gross unrecognized tax benefits
in	2022	2021	2020
Movements in gross unrecognized tax benefits (CHF million)
Balance at beginning of period	425	382	595
Increases in unrecognized tax benefits as a result of tax positions taken during a prior period	239	23	14
Decreases in unrecognized tax benefits as a result of tax positions taken during a prior period	(434)	(35)	(249)
Increases in unrecognized tax benefits as a result of tax positions taken during the current period	46	54	90
Decreases in unrecognized tax benefits as a result of tax positions taken during the current period	(41)	0	0
Decreases in unrecognized tax benefits relating to settlements with tax authorities	(4)	0	(3)
Reductions to unrecognized tax benefits as a result of a lapse of the applicable statute of limitations	(15)	(6)	(17)
Other (including foreign currency translation)	11	7	(48)
Balance at end of period	227	425	382
of which, if recognized, would affect the effective tax rate	227	425	382
Interest and penalties
in	2022	2021	2020
Interest and penalties (CHF million)
Interest and penalties recognized in the consolidated statements of operations	(5)	3	(16)
Interest and penalties recognized in the consolidated balance sheets	59	64	61
Interest and penalties are reported as tax expense. The Bank is currently subject to ongoing tax audits, inquiries and litigation with the tax authorities in a number of jurisdictions, including Brazil, Germany, Switzerland, the UK and the US. Although the timing of completion is uncertain, it is reasonably possible that some of these will be resolved within 12 months of the reporting date. It is reasonably possible that there will be a decrease of between zero and CHF 14 million in unrecognized tax benefits within 12 months of the reporting date.
The Bank remains open to examination from federal, state, provincial or similar local jurisdictions from the following years onward in these major countries: Switzerland – 2020 (federal and Zurich cantonal level); Brazil – 2017; the UK – 2012; and the US – 2010.
> Refer to “Note 29 – Tax” in VI – Consolidated financial statements – Credit Suisse Group for further information.

29 Employee deferred compensation
Deferred compensation expense
The following tables show the compensation expense for deferred compensation awards granted in 2022 and prior years that was recognized in the consolidated statements of operations during 2022, 2021 and 2020, the total shares delivered, the estimated unrecognized compensation expense for deferred compensation awards granted in 2022 and prior years outstanding as of December 31, 2022 and the remaining requisite service period over which the estimated unrecognized compensation expense will be recognized. The recognition of compensation expense for the deferred compensation awards granted in February 2023 began in 2023 and thus had no impact on the 2022 consolidated financial statements.
> Refer to “Note 30 – Employee deferred compensation” in VI – Consolidated financial statements – Credit Suisse Group for further information on our various awards programs.
Deferred compensation expense
in	2022		2021	2020
Deferred compensation expense (CHF million)
Share awards	293		466	555
Performance share awards	1	[1]	281	427
Strategic Delivery Plan	235		–	–
Contingent Capital Awards	(4)		194	245
Cash awards	623		370	378
Retention awards	170		123	43
Total deferred compensation expense	1,318		1,434	1,648

Total shares delivered (million)
Total shares delivered	56.7		55.7	48.3
1 Included downward adjustment applied to outstanding performance share awards.
Estimated unrecognized deferred compensation
end of	2022
Estimated unrecognized compensation expense (CHF million)
Share awards	194
Performance share awards	50
Strategic Delivery Plan	241
Contingent Capital Awards	53
Cash awards	564
Retention awards	338
Total	1,440

Aggregate remaining weighted-average requisite service period (years)
Aggregate remaining weighted-average requisite service period	1.3
Does not include the estimated unrecognized compensation expense relating to grants made in 2023 for 2022.
Share awards
Share award activities
	2022			2021		2020
	Number of share awards in million		Weighted- average grant-date fair value in CHF	Number of share awards in million	Weighted- average grant-date fair value in CHF	Number of share awards in million	Weighted- average grant-date fair value in CHF
Share awards
Balance at beginning of period	135.3		11.22	115.2	11.82	101.9	13.45
Granted	76.1	[1]	6.21	85.7	11.19	64.0	10.65
Settled	(57.8)		11.26	(50.1)	12.44	(45.1)	13.83
Forfeited	(13.8)		10.13	(15.5)	11.52	(5.6)	11.74
Balance at end of period	139.8		8.59	135.3	11.22	115.2	11.82
of which vested	24.1		–	11.8	–	12.0	–
of which unvested	115.7		–	123.5	–	103.2	–
1
Included an adjustment for share awards granted in the fourth quarter of 2022 to compensate for the proportionate dilution of Group shares resulting from the rights offering approved on November 28, 2022. The number of deferred share-based awards held by each individual was increased by 5.64%. The terms and conditions of the adjusted shares were the same as the existing share-based awards, thereby ensuring that holders of the awards were neither advantaged nor disadvantaged by the additional shares granted.

Performance share awards
Performance share awards will no longer be used as a form of deferred compensation award for the 2022 performance year and onwards.
Performance share awards granted for previous years
For compensation year	2022	2021	2020
Performance shares awarded (million)	0.0	18.5	36.6
Value of performance shares awarded (CHF million)	0	154	478
Performance share award activities
	2022				2021		2020
	Number of performance share awards in million		Weighted- average grant-date fair value in CHF		Number of performance share awards in million	Weighted- average grant-date fair value in CHF	Number of performance share awards in million	Weighted- average grant-date fair value in CHF
Performance share awards
Balance at beginning of period	73.8		11.67		88.0	11.67	69.7	13.37
Granted	2.9	[1,2]	(14.47)	[2]	27.4	12.71	48.8	10.63
Settled	(29.7)		11.70		(33.2)	12.50	(28.0)	14.12
Forfeited	(4.9)		11.00		(8.4)	11.78	(2.5)	11.64
Balance at end of period	42.1		9.93		73.8	11.67	88.0	11.67
of which vested	13.5		–		10.4	–	9.6	–
of which unvested	28.6		–		63.4	–	78.4	–
1
Included an adjustment for performance share awards granted in the fourth quarter of 2022 to compensate for the proportionate dilution of Group shares resulting from the rights offering approved on November 28, 2022. The number of deferred share-based awards held by each individual was increased by 5.64%. The terms and conditions of the adjusted shares were the same as the existing share-based awards, thereby ensuring that holders of the awards were neither advantaged nor disadvantaged by the additional performance shares granted.

2 Included downward adjustment applied to outstanding performance share awards.
Strategic Delivery Plan
Strategic Delivery Plan activities
	2022
	Number of Strategic Delivery Plan awards in million		Weighted- average grant-date fair value in CHF
Share Delivery Plan
Balance at beginning of period	–		–
Granted	62.6	[1]	8.12
Settled	0.0		0.00
Forfeited	(3.8)		8.42
Balance at end of period	58.8		8.10
of which vested	6.8		–
of which unvested	52.0		–
1
Included an adjustment for Strategic Delivery Plan awards granted in the fourth quarter of 2022 to compensate for the proportionate dilution of Group shares resulting from the rights offering approved on November 28, 2022. The number of deferred share-based awards held by each individual was increased by 5.64%. The terms and conditions of the adjusted shares were the same as the existing share-based awards, thereby ensuring that holders of the awards were neither advantaged nor disadvantaged by the additional Strategic Delivery Plan shares granted.

Contingent Capital Awards
Contingent Capital Awards (CCA) will no longer be used as a form of deferred compensation award for the 2022 performance year and onwards. The Bank granted CCA of CHF 71 million and CHF 245 million in 2022 and 2021, respectively.
Cash awards
Deferred fixed cash awards
The Bank granted deferred fixed cash compensation during 2022, 2021 and 2020 of CHF 294 million, CHF 259 million and CHF 120 million, respectively, in the Investment Bank, Wealth Management and Asset Management divisions. This compensation has been expensed over a three-year vesting period from the grant date. Amortization of this compensation in 2022 totaled CHF 214 million, of which CHF 125 million was related to awards granted in 2022.
Upfront cash awards
The Bank granted upfront cash awards (UCA) of CHF 797 million and CHF 59 million in 2022 and 2021, respectively. These awards are subject to repayment (clawback) by the employee in the event of voluntary resignation, termination for cause or in connection with other specified events or conditions within three years of the award grant. The amount subject to repayment is reduced in equal monthly installments during the three-year period following the grant date. The expense recognition will occur over the three-year vesting period, subject to service conditions. Amortization of this compensation in 2022 totaled CHF 372 million, of which CHF 339 million was related to awards granted in 2022.
Retention awards
The Bank granted deferred cash and share retention awards during 2022 of CHF 355 million, mainly in the Investment Bank division. During 2021 and 2020, the Bank granted deferred cash and share retention awards of CHF 395 million and CHF 40 million, respectively. These awards are expensed over the applicable vesting period from the grant date. Amortization of these awards in 2022 totaled CHF 170 million, of which CHF 65 million was related to awards granted in 2022.
Awards granted for the compensation year 2022
Share awards
On February 10, 2023, the Bank granted 95.3 million share awards with a total value of CHF 267 million. The estimated unrecognized compensation expense of CHF 243 million was determined based on the fair value of the awards on the grant date, includes the current estimated future forfeitures and will be recognized over the vesting period, subject to early retirement rules.
Share awards granted for previous years
For compensation year	2022	2021	2020
Shares awarded (million)	95.3	26.9	43.5
Value of shares awarded (CHF million)	267	210	576
On February 10, 2023, the Bank granted 5.2 million blocked shares with a total value of CHF 14 million that vested immediately upon grant, have no future service requirements and were attributed to services performed in 2022.
Blocked share awards granted for previous years
For compensation year	2022	2021	2020
Blocked shares awarded (million)	5.2	4.6	2.3
Value of shares awarded (CHF million)	14	38	31
Upfront cash awards
In February 2023, certain managing directors and directors were granted CHF 321 million of UCA as part of their 2022 variable compensation.
Awards granted in 2023
Transformation Awards
In February 2023, the Bank granted Transformation Awards, with a total award value of CHF 260 million, to employees identified as being critical to the delivery of the transformation strategy.
For employees other than the Executive Board, the Transformation Award was granted in the form of both a deferred cash award and a deferred share award subject to performance conditions.
Other awards
In the first quarter of 2023, the Bank granted additional compensation awards to certain employees. Share-based awards of CHF 38 million and deferred fixed cash compensation of CHF 30 million were granted to key employees. These awards will be expensed over a three-year vesting period from the grant date. In addition, Supplemental Cash Allowance Awards of CHF 114 million were granted to certain employees and will be expensed over a nine-month vesting period from the grant date.

30 Related parties
The Group owns all of the Bank’s outstanding voting registered shares. The Bank is involved in significant financing and other transactions with subsidiaries of the Group. The Bank generally enters into these transactions in the ordinary course of business and believes that these transactions are generally on market terms that could be obtained from unrelated third parties.
> Refer to “Note 31 – Related parties” in VI – Consolidated financial statements – Credit Suisse Group for further information.
Related party assets and liabilities
end of	2022	2021
Assets (CHF million)
Trading assets	42	0
Net loans	3,949	8,683
Other assets	86	98
Total assets	4,077	8,781
Liabilities (CHF million)
Due to banks/customer deposits	1,320	1,022
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	91	94
Short-term borrowings	2,075	5,944
Long-term debt	56,822	55,998
Other liabilities	1,284	1,051
Total liabilities	61,592	64,109
Related party revenues and expenses
in	2022	2021	2020
Revenues (CHF million)
Interest and dividend income	13	(56)	(39)
Interest expense	(2,506)	(1,673)	(1,618)
Net interest income	(2,493)	(1,729)	(1,657)
Commissions and fees	82	102	114
Other revenues	246	212	104
Net revenues	(2,165)	(1,415)	(1,439)
Expenses (CHF million)
Total operating expenses	2,326	2,089	1,967
Related party guarantees and commitments
end of	2022	2021
Guarantees and commitments (CHF million)
Credit guarantees and similar instruments	4	4
Revocable loan commitments	59	87
> Refer to “Note 23 – Leases” for information about related party leases.
Executive Board and Board of Directors loans
	2022		2021		2020
Executive Board loans (CHF million)
Balance at beginning of period	18	[1]	13		32
Additions	1		10	[2]	5
Reductions	(13)		(5)	[2]	(24)
Balance at end of period	6	[1]	18	[2]	13
Board of Directors loans (CHF million)
Balance at beginning of period	7	[3]	9		9
Additions	0		2		0
Reductions	(3)		(4)		0
Balance at end of period	4	[3]	7		9
1 The number of individuals with outstanding loans was eight at the beginning of the year and four at the end of the year.
2 Revised.
3 The number of individuals with outstanding loans was three at the beginning of the year and two at the end of the year.
Liabilities due to own pension plans
Liabilities due to the Bank’s own defined benefit pension plans as of December 31, 2022 and 2021 of CHF 254 million and CHF 331 million, respectively, were reflected in various liability accounts in the Bank’s consolidated balance sheets.

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
Defined contribution pension plans
The Bank contributes to various defined contribution pension plans primarily in Switzerland, the US and the UK as well as other countries throughout the world. During 2022, 2021 and 2020, the Bank contributed to these plans and recognized as expense CHF 211 million, CHF 235 million and CHF 240 million, respectively. This included expenses of CHF 69 million, CHF 89 million and CHF 96 million in 2022, 2021 and 2020, respectively, related to the Swiss defined contribution pension plan which took effect on January 1, 2020. Contributions to the Swiss defined contribution plan are made by employees and the Group. Assets from this plan are paid out as a lump sum on retirement.
Defined benefit pension and other post-retirement benefit plans
Defined benefit pension plans
Group pension plan
The Bank covers pension requirements for its employees in Switzerland by participating in a defined benefit pension plan sponsored by the Group (Group plan), the Group’s most significant defined benefit pension plan. The Group plan provides benefits in the event of retirement, death and disability. Various legal entities within the Group participate in the Group plan, which is set up as an independent trust domiciled in Zurich. Benefits in the Group plan are determined on the basis of the accumulated employer and employee contributions and accumulated interest credited. In accordance with US GAAP, the Group accounts for the Group plan as a single-employer defined benefit pension plan and uses the projected unit credit actuarial method to determine the net periodic benefit costs, the PBO and the accumulated benefit obligation (ABO). The Bank accounts for the defined benefit pension plan sponsored by the Group as a multi-employer pension plan because other legal entities within the Group also participate in the Group plan and the assets contributed by the Bank are not segregated into a separate account or restricted to provide benefits only to employees of the Bank. The assets contributed by the Bank are commingled with the assets contributed by the other legal entities of the Group and can be used to provide benefits to any employee of any participating legal entity. The Bank’s contributions to the Group plan comprise 83% of the total cash contributions contributed to the Group plan by all participating legal entities on an annual basis.
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
During 2022, 2021 and 2020, the Bank contributed and recognized as expense CHF 215 million, CHF 248 million and CHF 249 million to the Group plan, respectively. The Bank expects to contribute CHF 225 million to the Group plan during 2023.
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

Components of net periodic benefit costs
	International single-employer defined benefit pension plans			Other post-retirement defined benefit plan
in	2022	2021	2020	2022	2021	2020
Net periodic benefit costs (CHF million)
Service costs on benefit obligation	14	14	14	0	0	0
Interest costs on benefit obligation	58	49	68	3	2	4
Expected return on plan assets	(67)	(65)	(85)	0	0	0
Amortization of recognized prior service cost/(credit)	1	1	1	0	0	0
Amortization of recognized actuarial losses/(gains)	9	14	13	1	1	1
Settlement losses/(gains)	11	8	(1)	0	0	0
Net periodic benefit costs/(credits)	26	21	10	4	3	5
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

Obligations and funded status of the plans
	International single-employer defined benefit pension plans		Other post-retirement defined benefit plan
in / end of	2022	2021	2022	2021
PBO (CHF million) [1]
Beginning of the measurement period	3,022	3,475	140	156
Service cost	14	14	0	0
Interest cost	58	49	3	2
Plan amendments	4	(4)	0	0
Settlements	(37)	(448)	0	0
Actuarial losses/(gains)	(908)	(100)	(27)	(14)
Benefit payments	(71)	(65)	(11)	(10)
Exchange rate losses/(gains)	(185)	101	2	6
End of the measurement period	1,897	3,022	107	140
Fair value of plan assets (CHF million)
Beginning of the measurement period	3,802	4,212	0	0
Actual return on plan assets	(1,132)	(45)	0	0
Employer contributions	16	16	11	10
Settlements	(37)	(448)	0	0
Benefit payments	(71)	(65)	(11)	(10)
Exchange rate gains/(losses)	(262)	132	0	0
End of the measurement period	2,316	3,802	0	0
Total funded status recognized (CHF million)
Funded status of the plan – over/(underfunded)	419	780	(107)	(140)
Funded status recognized in the consolidated balance sheet as of December 31	419	780	(107)	(140)
Total amount recognized (CHF million)
Noncurrent assets	559	975	0	0
Current liabilities	(7)	(7)	(10)	(10)
Noncurrent liabilities	(133)	(188)	(97)	(130)
Net amount recognized in the consolidated balance sheet as of December 31	419	780	(107)	(140)
ABO (CHF million) [2]
End of the measurement period	1,880	2,996	107	140
1 Including estimated future salary increases.
2 Excluding estimated future salary increases.
The net amount recognized in the consolidated balance sheets as of December 31, 2022 and 2021 was an overfunding of CHF 312 million and CHF 640 million, respectively.
The settlements of CHF 448 million on the international plans recorded as of December 31, 2021 mainly related to settlements in the UK, reflecting an enhanced transfer value exercise, and settlements in the US, reflecting a partial sale of pension obligations sold to a third party insurer.
In 2023, the Bank expects to contribute CHF 14 million to the international single-employer defined benefit pension plans and CHF 10 million to other post-retirement defined benefit plans.
PBO or ABO in excess of plan assets
The following table shows the aggregate PBO and ABO, as well as the aggregate fair value of plan assets for those plans with PBO in excess of plan assets and those plans with ABO in excess of plan assets as of December 31, 2022 and 2021, respectively.

Defined benefit pension plans in which PBO or ABO exceeded plan assets
	PBO exceeds fair value of plan assets		ABO exceeds fair value of plan assets
December 31	2022	2021	2022	2021
PBO/ABO exceeded plan assets (CHF million)
PBO	809	402	146	393
ABO	797	382	135	375
Fair value of plan assets	669	208	6	200
Amounts recognized in AOCI and OCI
The following table shows the actuarial gains/(losses) and the prior service credits/(costs), which were recorded in AOCI and subsequently recognized as components of net periodic benefit costs.
Amounts recognized in AOCI, net of tax
	International single-employer defined benefit pension plans		Other post-retirement defined benefit plan		Total
end of	2022	2021	2022	2021	2022	2021
Amounts recognized in AOCI (CHF million)
Actuarial gains/(losses)	(576)	(402)	(6)	(27)	(582)	(429)
Prior service credits/(costs)	(12)	(9)	3	3	(9)	(6)
Total	(588)	(411)	(3)	(24)	(591)	(435)
The following table shows the changes in other comprehensive income (OCI) due to actuarial gains/(losses), the prior service credits/(costs) recognized in AOCI during 2022 and 2021 as well as the amortization of the aforementioned items as components of net periodic benefit costs for these periods.
Amounts recognized in OCI
	International single-employer defined benefit pension plans			Other post-retirement defined benefit plan
in	Gross	Tax	Net	Gross	Tax	Net	Total net
2022 (CHF million)
Actuarial gains/(losses)	(284)	94	(190)	27	(7)	20	(170)
Prior service credits/(costs)	(4)	0	(4)	0	0	0	(4)
Amortization of actuarial losses/(gains)	9	(1)	8	1	0	1	9
Amortization of prior service costs/(credits)	1	0	1	0	0	0	1
Immediate recognition due to curtailment/settlement	11	(3)	8	0	0	0	8
Total	(267)	90	(177)	28	(7)	21	(156)
2021 (CHF million)
Actuarial gains/(losses)	(10)	12	2	14	(3)	11	13
Prior service credits/(costs)	4	(1)	3	0	0	0	3
Amortization of actuarial losses/(gains)	14	(3)	11	1	0	1	12
Amortization of prior service costs/(credits)	1	0	1	0	0	0	1
Immediate recognition due to curtailment/settlement	8	(1)	7	0	0	0	7
Total	17	7	24	15	(3)	12	36

Assumptions
The measurement of both the net periodic benefit costs and the benefit obligation is determined using explicit assumptions, each of which individually represents the best estimate of a particular future event.
Weighted-average assumptions used to determine net periodic benefit costs and benefit obligation
	International single-employer defined benefit pension plans			Other post-retirement defined benefit plan
December 31	2022	2021	2020	2022	2021	2020
Net periodic benefit cost (%)
Discount rate - service cost	2.90	2.64	2.62	–	–	–
Discount rate - interest cost	2.10	1.56	2.37	2.23	1.74	2.77
Salary increases	3.32	2.97	2.84	–	–	–
Expected long-term rate of return on plan assets	2.01	1.79	2.37	–	–	–
Benefit obligation (%)
Discount rate	4.75	2.13	1.66	5.18	2.89	2.55
Salary increases	3.18	3.32	2.97	–	–	–
Mortality tables and life expectancies for major plans
			Life expectancy at age 65 for a male member currently				Life expectancy at age 65 for a female member currently
			aged 65		aged 45		aged 65		aged 45
December 31			2022	2021	2022	2021	2022	2021	2022	2021
Life expectancy (years)
UK	SAPS S3 light tables	[1]	23.5	23.5	24.8	24.7	25.1	25.0	26.5	26.4
US	Pri-2012 mortality tables	[2]	20.7	20.6	21.9	21.8	22.6	22.5	23.7	23.7
1 102% of Self-Administered Pension Scheme (SAPS) S3 light tables were used, which included CMI projections, with a long-term rate of improvement of 1.25% per annum.
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
The following table provides an overview of the assumed health care cost trend rates.
Health care cost trend rates
in / end of	2022	2021	2020
Health care cost trend rate (%)
Annual weighted-average health care cost trend rate [1]	6.3	6.5	7.0
1 The annual health care cost trend rate is assumed to decrease gradually to achieve the long-term health care cost trend rate of 4.5% by 2030.
The annual health care cost trend rate used to determine the net periodic defined benefit costs for 2023 is 6.3%.
Plan assets and investment strategy
As of December 31, 2022 and 2021, no Group debt or equity securities were included in plan assets for the international single-employer defined benefit pension plans.

Fair value of plan assets
The following table presents the plan assets measured at fair value on a recurring basis as of December 31, 2022 and 2021, for the Bank’s defined benefit pension plans.
Plan assets measured at fair value on a recurring basis
	2022						2021
end of	Level 1	Level 2		Level 3	Assets measured at net asset value per share	Total	Level 1	Level 2		Level 3	Assets measured at net asset value per share	Total
Plan assets at fair value (CHF million)
Cash and cash equivalents	28	90		0	0	118	9	101		0	0	110
Debt securities	1,222	522		0	326	2,070	2,328	769		0	434	3,531
of which governments	1,222	44		0	0	1,266	2,328	4		0	0	2,332
of which corporates	0	478		0	326	804	0	765		0	434	1,199
Equity securities	0	61		0	45	106	0	44		0	57	101
Alternative investments	0	(59)		0	0	(59)	0	(27)		0	0	(27)
of which other	0	(59)	[1]	0	0	(59)	0	(27)	[1]	0	0	(27)
Other investments	0	81		0	0	81	0	87		0	0	87
Total plan assets at fair value	1,250	695		0	371	2,316	2,337	974		0	491	3,802
1 Primarily related to derivative instruments.
Plan asset allocation
The following table shows the plan asset allocation as of the measurement date calculated based on the fair value at that date.
Plan asset allocation
December 31	2022	2021
Weighted-average (%)
Cash and cash equivalents	5.1	2.9
Debt securities	89.4	92.9
Equity securities	4.5	2.6
Alternative investments	(2.5)	(0.7)
Insurance	3.5	2.3
Total	100.0	100.0
The following table shows the target plan asset allocation for 2023 in accordance with the Bank’s investment strategy.
2023 target plan asset allocation
Weighted-average (%)
Cash and cash equivalents	1.1
Debt securities	91.7
Equity securities	3.7
Insurance	3.5
Total	100.0
Estimated future benefit payments
The following table shows the estimated future benefit payments for defined benefit pension and other post-retirement defined benefit plans.
Estimated future benefit payments
	International single-employer defined benefit pension plans	Other post-retirement defined benefit plan
Payments (CHF million)
2023	127	10
2024	108	10
2025	115	10
2026	118	9
2027	116	9
For five years thereafter	585	36

32 Derivatives and hedging activities
> Refer to “Note 33 – Derivatives and hedging activities” in VI – Consolidated financial statements – Credit Suisse Group for further information.
Hedge accounting
Cash flow hedges
As of the end of 2022, the maximum length of time over which the Bank hedged its exposure to the variability in future cash flows for forecasted transactions, excluding those forecasted transactions related to the payment of variable interest on existing financial instruments, was 12 months.
Fair value of derivative instruments
	Trading			Hedging			[1]
end of 2022	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)
Derivative instruments (CHF billion)
Forwards and forward rate agreements	2,088.2	1.7	1.7	0.0	0.0	0.0
Swaps	9,140.3	24.3	21.7	130.1	0.1	1.8
Options bought and sold (OTC)	644.4	8.2	8.6	0.0	0.0	0.0
Futures	144.9	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	35.9	0.0	0.0	0.0	0.0	0.0
Interest rate products	12,053.7	34.2	32.0	130.1	0.1	1.8
Forwards	701.4	8.7	10.0	17.7	0.1	0.2
Swaps	353.5	14.3	13.5	0.0	0.0	0.0
Options bought and sold (OTC)	167.5	2.5	2.7	0.0	0.0	0.0
Futures	4.1	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	2.8	0.0	0.0	0.0	0.0	0.0
Foreign exchange products	1,229.3	25.5	26.2	17.7	0.1	0.2
Forwards	0.3	0.0	0.0	0.0	0.0	0.0
Swaps	22.8	0.9	0.7	0.0	0.0	0.0
Options bought and sold (OTC)	181.4	5.2	7.5	0.0	0.0	0.0
Futures	42.0	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	469.3	18.9	18.5	0.0	0.0	0.0
Equity/index-related products	715.8	25.0	26.7	0.0	0.0	0.0
Credit derivatives [2]	352.0	3.2	3.4	0.0	0.0	0.0
Forwards	6.9	0.1	0.1	0.0	0.0	0.0
Swaps	9.5	0.7	0.4	0.0	0.0	0.0
Options bought and sold (OTC)	8.8	0.1	0.1	0.0	0.0	0.0
Futures	12.6	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	2.7	0.1	0.0	0.0	0.0	0.0
Other products [3]	40.5	1.0	0.6	0.0	0.0	0.0
Total derivative instruments	14,391.3	88.9	88.9	147.8	0.2	2.0
The notional amount, PRV and NRV (trading and hedging) was CHF 14,539.1 billion, CHF 89.1 billion and CHF 90.9 billion, respectively, as of December 31, 2022.
1 Relates to derivative contracts that qualify for hedge accounting under US GAAP.
2 Primarily credit default swaps.
3 Primarily precious metals, commodity and energy products.

Fair value of derivative instruments (continued)
	Trading						Hedging			[1]
end of 2021	Notional amount		Positive replacement value (PRV)		Negative replacement value (NRV)		Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)
Derivative instruments (CHF billion)
Forwards and forward rate agreements	1,736.0		0.9		0.9		0.0	0.0	0.0
Swaps	8,818.8		36.9		33.0		127.5	0.4	0.2
Options bought and sold (OTC)	779.0		11.5		10.9		0.0	0.0	0.0
Futures	144.5		0.0		0.0		0.0	0.0	0.0
Options bought and sold (exchange-traded)	71.6		0.1		0.0		0.0	0.0	0.0
Interest rate products	11,549.9		49.4		44.8		127.5	0.4	0.2
Forwards	1,052.9		7.6		8.2		21.1	0.1	0.1
Swaps	345.3		11.3		12.4		0.0	0.0	0.0
Options bought and sold (OTC)	235.4	[2]	2.9	[2]	3.1	[2]	0.0	0.0	0.0
Futures	10.3		0.0		0.0		0.0	0.0	0.0
Options bought and sold (exchange-traded)	1.6		0.0		0.0		0.0	0.0	0.0
Foreign exchange products	1,645.5		21.8		23.7		21.1	0.1	0.1
Forwards	0.9		0.1		0.0		0.0	0.0	0.0
Swaps	94.7		1.4		2.6		0.0	0.0	0.0
Options bought and sold (OTC)	243.9		11.1		12.5		0.0	0.0	0.0
Futures	46.3		0.0		0.0		0.0	0.0	0.0
Options bought and sold (exchange-traded)	535.8		22.9		21.5		0.0	0.0	0.0
Equity/index-related products	921.6		35.5		36.6		0.0	0.0	0.0
Credit derivatives [3]	506.8		5.0		6.3		0.0	0.0	0.0
Forwards	9.9		0.2		0.1		0.0	0.0	0.0
Swaps	12.0		1.1		0.4		0.0	0.0	0.0
Options bought and sold (OTC)	11.1		0.2		0.1		0.0	0.0	0.0
Futures	11.1		0.0		0.0		0.0	0.0	0.0
Options bought and sold (exchange-traded)	9.2		0.1		0.1		0.0	0.0	0.0
Other products [4]	53.3		1.6		0.7		0.0	0.0	0.0
Total derivative instruments	14,677.1		113.3		112.1		148.6	0.5	0.3
The notional amount, PRV and NRV (trading and hedging) was CHF 14,825.7 billion, CHF 113.8 billion and CHF 112.4 billion, respectively, as of December 31, 2021.
1 Relates to derivative contracts that qualify for hedge accounting under US GAAP.
2 Prior period has been revised.
3 Primarily credit default swaps.
4 Primarily precious metals, commodity and energy products.
Gains or (losses) on fair value hedges
in	2022	2021	2020
Interest rate products (CHF million)
Hedged items [1]	4,677	1,523	(1,679)
Derivatives designated as hedging instruments [1]	(4,355)	(1,448)	1,564
The accrued interest on fair value hedges is recorded in net interest income and is excluded from this table.
1 Included in net interest income.

Hedged items in fair value hedges
	2022					2021
	Hedged items					Hedged items
end of	Carrying amount	Hedging adjustments	[1]	Discontinued hedges	[2]	Carrying amount	Hedging adjustments	[1]	Discontinued hedges	[2]
Assets (CHF billion)
Investment securities	0.8	(0.1)		0.0		0.8	0.0		0.0
Net loans	29.0	(1.3)		(0.7)		16.6	(0.2)		0.2
Liabilities (CHF billion)
Long-term debt	72.0	(1.0)		(4.4)		65.6	(0.1)		0.8
1 Relates to the cumulative amount of fair value hedging adjustments included in the carrying amount.
2 Relates to the cumulative amount of fair value hedging adjustments remaining for any hedged items for which hedge accounting has been discontinued.
Cash flow hedges
in	2022	2021	2020
Interest rate products (CHF million)
Gains/(losses) recognized in AOCI on derivatives	(474)	(314)	134
Gains/(losses) reclassified from AOCI into interest and dividend income	1,018	7	(70)
Foreign exchange products (CHF million)
Gains/(losses) recognized in AOCI on derivatives	(56)	(9)	(33)
Trading revenues	0	0	(30)
Total other operating expenses	(60)	34	(2)
Gains/(losses) reclassified from AOCI into income	(60)	34	(32)
Gains/(losses) excluded from the assessment of effectiveness reported in trading revenues [1]	0	0	1
1 Relates to the forward points of a foreign currency forward.
The net loss associated with cash flow hedges expected to be reclassified from AOCI within the next 12 months was CHF 538 million.
Net investment hedges
in	2022	2021	2020
Foreign exchange products (CHF million)
Gains/(losses) recognized in the cumulative translation adjustments section of AOCI	(15)	51	451
Gains/(losses) reclassified from the cumulative translation adjustments section of AOCI into other revenues	0	0	10
The Bank includes all derivative instruments not included in hedge accounting relationships in its trading activities.
> Refer to “Note 7 – Trading revenues” for gains and losses on trading activities by product type.
Disclosures relating to contingent credit risk
The following table provides the Bank’s current net exposure from contingent credit risk relating to derivative contracts with bilateral counterparties and special purpose entities (SPEs) that include credit support agreements, the related collateral posted and the additional collateral that could be called by counterparties in a one, two or three-notch downgrade in the contractually specified credit ratings. The table also includes derivative contracts with contingent credit risk features without credit support agreements that have accelerated termination event conditions. The current net exposure for derivative contracts with bilateral counterparties and contracts with accelerated termination event conditions is the aggregate fair value of derivative instruments that were in a net liability position. For SPEs, the current net exposure is the contractual amount that is used to determine the collateral payable in the event of a downgrade. The contractual amount could include both the negative replacement value and a percentage of the notional value of the derivative.
Contingent credit risk
	2022				2021
end of	Bilateral counterparties	Special purpose entities	Accelerated terminations	Total	Bilateral counterparties	Special purpose entities	Accelerated terminations	Total
Contingent credit risk (CHF billion)
Current net exposure	1.2	0.1	0.1	1.4	2.3	0.0	0.3	2.6
Collateral posted	1.0	0.1	–	1.1	1.9	0.0	–	1.9
Impact of a one-notch downgrade event	0.4	0.0	0.1	0.5	0.1	0.0	0.0	0.1
Impact of a two-notch downgrade event	0.5	0.1	0.2	0.8	0.2	0.0	0.0	0.2
Impact of a three-notch downgrade event	0.5	0.1	0.2	0.8	0.7	0.0	0.1	0.8
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
Total return swaps (TRS) of CHF 5.9 billion and CHF 12.0 billion as of December 31, 2022 and 2021, respectively, were also excluded because a TRS does not expose the seller to potential loss from credit risk-related events specified in the contract. A TRS only provides protection against a loss in asset value and not against additional amounts as a result of specific credit events.
Credit protection sold/purchased
	2022							2021
end of	Credit protection sold	Credit protection purchased	[1]	Net credit protection (sold)/ purchased	Other protection purchased		Fair value of credit protection sold	Credit protection sold	Credit protection purchased	[1]	Net credit protection (sold)/ purchased	Other protection purchased		Fair value of credit protection sold
Single-name instruments (CHF billion)
Investment grade [2]	(52.8)	48.6		(4.2)	10.6		0.2	(60.2)	55.6		(4.6)	10.1		0.6
Non-investment grade	(22.3)	20.7		(1.6)	4.9		(0.2)	(31.5)	28.9		(2.6)	7.9		0.4
Total single-name instruments	(75.1)	69.3		(5.8)	15.5		0.0	(91.7)	84.5		(7.2)	18.0		1.0
of which sovereign	(12.8)	11.3		(1.5)	4.4		(0.1)	(13.5)	12.2		(1.3)	4.0		(0.1)
of which non-sovereign	(62.3)	58.0		(4.3)	11.1		0.1	(78.2)	72.3		(5.9)	14.0		1.1
Multi-name instruments (CHF billion)
Investment grade [2]	(54.3)	50.8		(3.5)	8.9		0.1	(102.9)	96.0		(6.9)	20.2		0.7
Non-investment grade	(30.9)	28.4		(2.5)	9.5	[3]	(0.6)	(35.7)	33.2		(2.5)	12.6	[3]	(0.5)
Total multi-name instruments	(85.2)	79.2		(6.0)	18.4		(0.5)	(138.6)	129.2		(9.4)	32.8		0.2
of which non-sovereign	(85.2)	79.2		(6.0)	18.4		(0.5)	(138.6)	129.2		(9.4)	32.8		0.2
Total instruments (CHF billion)
Investment grade [2]	(107.1)	99.4		(7.7)	19.5		0.3	(163.1)	151.6		(11.5)	30.3		1.3
Non-investment grade	(53.2)	49.1		(4.1)	14.4		(0.8)	(67.2)	62.1		(5.1)	20.5		(0.1)
Total instruments	(160.3)	148.5		(11.8)	33.9		(0.5)	(230.3)	213.7		(16.6)	50.8		1.2
of which sovereign	(12.8)	11.3		(1.5)	4.4		(0.1)	(13.5)	12.2		(1.3)	4.0		(0.1)
of which non-sovereign	(147.5)	137.2		(10.3)	29.5		(0.4)	(216.8)	201.5		(15.3)	46.8		1.3
1 Represents credit protection purchased with identical underlyings and recoveries.
2 Based on internal ratings of BBB and above.
3 Includes synthetic securitized loan portfolios.
The following table reconciles the notional amount of credit derivatives included in the table “Fair value of derivative instruments” to the table “Credit protection sold/purchased”.
Credit derivatives
end of	2022	2021
Credit derivatives (CHF billion)
Credit protection sold	160.3	230.3
Credit protection purchased	148.5	213.7
Other protection purchased	33.9	50.8
Other instruments [1]	9.3	12.0
Total credit derivatives	352.0	506.8
1 Consists of total return swaps and other derivative instruments.
Maturity of credit protection sold
end of	Maturity less than 1 year	Maturity between 1 to 5 years	Maturity greater than 5 years	Total
2022 (CHF billion)
Single-name instruments	10.0	61.8	3.3	75.1
Multi-name instruments	6.5	71.5	7.2	85.2
Total instruments	16.5	133.3	10.5	160.3
2021 (CHF billion)
Single-name instruments	14.4	73.6	3.7	91.7
Multi-name instruments	39.9	88.3	10.4	138.6
Total instruments	54.3	161.9	14.1	230.3

33 Guarantees and commitments
Guarantees
end of	Maturity less than 1 year	Maturity between 1 to 3 years	Maturity between 3 to 5 years	Maturity greater than 5 years	Total gross amount	Total net amount	[1]	Carrying value	Collateral received
2022 (CHF million)
Credit guarantees and similar instruments	2,261	451	127	471	3,310	3,197		22	2,068
Performance guarantees and similar instruments	4,280	1,750	729	513	7,272	6,527		61	3,778
Derivatives [2]	2,646	1,702	520	374	5,242	5,242		101	–
Other guarantees	4,455	859	182	1,172	6,668	6,668		56	3,292
Total guarantees	13,642	4,762	1,558	2,530	22,492	21,634		240	9,138
2021 (CHF million)
Credit guarantees and similar instruments	2,124	1,049	197	561	3,931	3,874		25	2,014
Performance guarantees and similar instruments	3,982	2,253	555	528	7,318	6,299		40	3,605
Derivatives [2]	5,374	2,567	561	419	8,921	8,921		289	–
Other guarantees	4,012	1,040	307	1,151	6,510	6,469		71	3,789
Total guarantees	15,492	6,909	1,620	2,659	26,680	25,563		425	9,408
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

> Refer to “Note 34 – Guarantees and commitments” in VI – Consolidated financial statements – Credit Suisse Group for further information.
Deposit-taking banks and securities dealers in Switzerland and certain other European countries are required to ensure the payout of protected deposits in case of specified restrictions or compulsory liquidation of a deposit-taking bank. In Switzerland, deposit-taking banks and securities dealers jointly guaranteed an amount of up to CHF 6 billion under the regulation applicable until December 31, 2022. Upon occurrence of a payout event triggered by a specified restriction of business imposed by the Swiss Financial Market Supervisory Authority FINMA (FINMA) or by the compulsory liquidation of another deposit-taking bank, the Bank’s contribution will be calculated based on its share of privileged deposits in proportion to total privileged deposits. Based on FINMA’s estimate for the Bank, the Bank’s share in the deposit insurance guarantee program for the period July 1, 2022 to December 31, 2022 was CHF 0.5 billion. These deposit insurance guarantees were reflected in other guarantees.
On January 1, 2023, a partial revision of the Swiss Federal Law on Banks and Savings Banks (Bank Law) became effective, which included changes to the Swiss deposit insurance guarantee program. Under the revised program, among other changes, the jointly guaranteed amount is now determined as the higher of CHF 6 billion or 1.6% of all protected deposits. The Bank’s respective share will be approximately CHF 0.6 billion for the period January 1 to June 30, 2023, as per notifications from the administrator of the Swiss deposit insurance program to the Bank and its Swiss bank subsidiaries. With a transition period until November 30, 2023, banks will have to provide half of the maximum payment obligation as collateral to the administrator of the Swiss deposit insurance program, while the other half will remain subject to the bank’s liquidity requirements and will be reflected in other guarantees. Collateral will have to be provided to the Swiss National Bank (SNB) or the SIX Swiss Exchange in the form of high quality liquid securities or Swiss franc cash deposits or to the administrator of the Swiss deposit insurance program in the form of a loan.
Representations and warranties on residential mortgage loans sold
In connection with the Investment Bank division’s sale of US residential mortgage loans, the Bank has provided certain representations and warranties relating to the loans sold.

Other commitments
end of	Maturity less than 1 year	Maturity between 1 to 3 years	Maturity between 3 to 5 years	Maturity greater than 5 years	Total gross amount		Total net amount	[1]
2022 (CHF million)
Irrevocable commitments under documentary credits	3,378	41	0	1	3,420		3,233
Irrevocable loan commitments	19,272	33,512	44,563	14,782	112,129	[2]	108,118
Forward reverse repurchase agreements	1,021	0	0	0	1,021		1,021
Other commitments	212	16	2	268	498		498
Total other commitments	23,883	33,569	44,565	15,051	117,068		112,870
2021 (CHF million)
Irrevocable commitments under documentary credits	4,796	116	0	0	4,912		4,602
Irrevocable loan commitments	22,959	44,143	43,848	11,609	122,559	[2]	118,281
Forward reverse repurchase agreements	466	0	0	0	466		466
Other commitments	121	16	11	248	396		396
Total other commitments	28,342	44,275	43,859	11,857	128,333		123,745
1 Total net amount is computed as the gross amount less any participations.
2
Irrevocable loan commitments did not include a total gross amount of CHF 129,224 million and CHF 144,079 million of unused credit limits as of December 31, 2022 and 2021, respectively, which were revocable at the Bank's sole discretion upon notice to the client.

34 Transfers of financial assets and variable interest entities
Transfers of financial assets
> Refer to “Note 35 – Transfers of financial assets and variable interest entities” in VI – Credit Suisse Group – Consolidated financial statements for further information.
Securitizations
The following table provides the gains or losses and proceeds from the transfer of assets relating to 2022, 2021 and 2020 securitizations of financial assets that qualify for sale accounting and subsequent derecognition, along with the cash flows between the Bank and the SPEs used in any securitizations in which the Bank still has continuing involvement, regardless of when the securitization occurred.
Securitizations
in	2022	2021	2020
Gains/(losses) and cash flows (CHF million)
CMBS
Net gain/(loss) [1]	6	(7)	85
Proceeds from transfer of assets [2]	3,401	3,525	9,209
Cash received on interests that continue to be held	49	42	52
RMBS
Net gain/(loss) [1]	(2)	70	32
Proceeds from transfer of assets [3]	7,534	37,048	23,358
Purchases of previously transferred financial assets or its underlying collateral	0	(1,604)	0
Servicing fees	24	2	2
Cash received on interests that continue to be held	675	1,088	864
Other asset-backed financings
Net gain [1]	16	65	105
Proceeds from transfer of assets [4]	6,740	12,129	9,564
Purchases of previously transferred financial assets or its underlying collateral	(1,479)	(1,323)	(1,606)
Fees [5]	192	165	148
Cash received on interests that continue to be held	153	14	17
1
Includes primarily underwriting revenues, deferred origination fees and gains or losses on the sale of newly issued securities to third parties, but excludes net interest income on assets prior to the securitization.

2 Included the receipt of non-cash beneficial interests (including risk retention securities) of CHF 512 million, CHF 180 million and CHF 161 million in 2022, 2021 and 2020, respectively.
3 Included the receipt of non-cash beneficial interests (including risk retention securities) of CHF 1,081 million, CHF 3,072 million and CHF 3,030 million in 2022, 2021 and 2020, respectively.
4 Included the receipt of non-cash beneficial interests (including risk retention securities) of CHF 168 million, CHF 54 million and CHF 9 million in 2022, 2021 and 2020, respectively.
5 Represents primarily management fees and performance fees earned for investment management services provided to managed CLOs.
Continuing involvement in transferred financial assets
The following table provides the outstanding principal balance of assets to which the Bank continued to be exposed after the transfer of the financial assets to SPEs and the total assets of the SPEs as of December 31, 2022 and 2021, regardless of when the transfer of assets occurred.
Principal amounts outstanding and total assets of SPEs resulting from continuing involvement
end of	2022	2021
CHF million
CMBS
Principal amount outstanding	17,193	15,428
Total assets of SPEs	24,625	23,205
RMBS
Principal amount outstanding	41,552	56,990
Total assets of SPEs	41,552	56,990
Other asset-backed financings
Principal amount outstanding	21,939	24,856
Total assets of SPEs	54,609	57,797
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
Key economic assumptions at the time of transfer
> Refer to “Note 35 – Financial instruments” for further information on the fair value hierarchy.

Key economic assumptions used in measuring fair value of beneficial interests at time of transfer
	2022							2021							2020
at time of transfer, in			CMBS				RMBS			CMBS				RMBS			CMBS				RMBS
CHF million, except where indicated
Fair value of beneficial interests			486				847			196				2,594			342				2,692
of which level 2			415				762			170				2,126			305				2,398
of which level 3			71				85			26				468			37				294
Weighted-average life, in years			4.1				9.5			5.2				5.3			6.4				3.8
Prepayment speed assumption (rate per annum), in % [1]			–	[2]	5.0	–	22.2			–	[2]	3.0	–	37.7			–	[2]	1.0	–	47.0
Cash flow discount rate (rate per annum), in % [3]	3.5	–	15.7		2.8	–	53.8	1.8	–	5.0		1.0	–	33.4	1.4	–	20.9		0.2	–	40.8
Expected credit losses (rate per annum), in % [4]	2.7	–	5.6		1.3	–	49.8	0.9	–	4.3		0.1	–	32.5	1.9	–	8.6		1.6	–	22.9
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
Key economic assumptions as of the reporting date
The following table provides the sensitivity analysis of key economic assumptions used in measuring the fair value of beneficial interests held in SPEs as of December 31, 2022 and 2021.
Key economic assumptions used in measuring fair value of beneficial interests held in SPEs
	2022											2021
end of			CMBS	[1]			RMBS			Other asset- backed financing activities	[2]			CMBS	[1]			RMBS			Other asset- backed financing activities	[2]
CHF million, except where indicated
Fair value of beneficial interests			517				1,050			519				281				2,310			402
of which non-investment grade			111				137			34				55				370			27
Weighted-average life, in years			2.8				9.0			5.1				3.9				4.7			5.5
Prepayment speed assumption (rate per annum), in % [3]			–		2.4	–	21.4			–				–		5.1	–	41.9			–
Impact on fair value from 10% adverse change			–				(16.5)			–				–				(31.1)			–
Impact on fair value from 20% adverse change			–				(32.7)			–				–				(59.8)			–
Cash flow discount rate (rate per annum), in % [4]	5.4	–	42.1		4.4	–	29.6	4.1	–	41.9		1.7	–	50.7		0.7	–	35.5	0.3	–	14.7
Impact on fair value from 10% adverse change			(8.2)				(41.6)			(10.5)				(3.5)				(38.1)			(4.9)
Impact on fair value from 20% adverse change			(16.1)				(79.6)			(20.5)				(6.8)				(73.3)			(9.7)
Expected credit losses (rate per annum), in % [5]	1.1	–	29.2		1.5	–	25.5	0.5	–	37.9		0.6	–	8.4		0.4	–	34.2	0.7	–	13.3
Impact on fair value from 10% adverse change			(4.6)				(19.7)			(5.7)				(2.5)				(28.5)			(4.3)
Impact on fair value from 20% adverse change			(9.1)				(38.2)			(11.1)				(4.9)				(54.8)			(8.4)
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

Transfers of financial assets where sale treatment was not achieved
The following table provides the carrying amounts of transferred financial assets and the related liabilities where sale treatment was not achieved as of December 31, 2022 and 2021.
Carrying amounts of transferred financial assets and liabilities where sale treatment was not achieved
end of	2022	2021
CHF million
RMBS
Other assets	0	257
Liability to SPEs, included in other liabilities	0	(257)
Other asset-backed financings
Trading assets	366	557
Other assets	154	200
Liability to SPEs, included in other liabilities	(520)	(757)
Securities sold under repurchase agreements and securities lending transactions accounted for as secured borrowings
The following tables provide the gross obligation relating to securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral by the class of collateral pledged and by remaining contractual maturity as of December 31, 2022 and 2021.
Securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral – by class of collateral pledged
end of	2022	2021
CHF billion
Government debt securities	17.1	16.0
Corporate debt securities	6.9	9.6
Asset-backed securities	0.9	4.6
Equity securities	0.2	0.5
Other	5.1	5.6
Securities sold under repurchase agreements	30.2	36.3
Government debt securities	0.2	13.9
Corporate debt securities	0.3	0.3
Asset-backed securities	0.2	0.3
Equity securities	0.1	1.0
Other	0.1	0.2
Securities lending transactions	0.9	15.7
Government debt securities	1.2	3.6
Corporate debt securities	0.4	0.6
Asset-backed securities	0.1	0.0
Equity securities	1.3	10.8
Other	0.0	0.0
Obligation to return securities received as collateral, at fair value	3.0	15.0
Total	34.1	67.0
Securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral – by remaining contractual maturity
			Remaining contractual maturities
end of	No stated maturity	[1]	Up to 30 days	[2]	31-90 days	More than 90 days	Total
2022 (CHF billion)
Securities sold under repurchase agreements	4.1		12.8		5.9	7.4	30.2
Securities lending transactions	0.5		0.2		0.0	0.2	0.9
Obligation to return securities received as collateral, at fair value	3.0		0.0		0.0	0.0	3.0
Total	7.6		13.0		5.9	7.6	34.1
2021 (CHF billion)
Securities sold under repurchase agreements	5.3		15.8		6.0	9.2	36.3
Securities lending transactions	2.3		1.7		1.6	10.1	15.7
Obligation to return securities received as collateral, at fair value	15.0		0.0		0.0	0.0	15.0
Total	22.6		17.5		7.6	19.3	67.0
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
The overall average maturity of Alpine’s outstanding CP was approximately 249 days as of December 31, 2022. Alpine’s CP had exposures mainly in reverse repurchase agreements with a Bank entity, solar loans and leases, consumer loans and car loans and leases.
The Bank’s financial commitment to this CP conduit consists of obligations under liquidity agreements. The liquidity agreements are asset-specific arrangements, which require the Bank to provide short-term financing to the CP conduit or to purchase assets from the CP conduit in certain circumstances, including, but not limited to, a lack of liquidity in the CP market such that the CP conduit cannot refinance its obligations or a default of an underlying asset. In such circumstances, the Bank may be viewed as the primary beneficiary of specified assets referenced under liquidity agreements, resulting in consolidation of specified assets, which are included as part of the consolidated VIEs table. The asset-specific credit enhancements provided by the client seller of the assets remain unchanged as a result of such a purchase. In entering into such agreements, the Bank reviews the credit risk associated with these transactions on the same basis that would apply to other extensions of credit.
The Bank enters into liquidity facilities with CP conduits administrated and sponsored by third parties. These third-party CP conduits are considered to be VIEs for accounting purposes. The Bank is not the primary beneficiary and generally does not consolidate these third-party CP conduits. The Bank’s financial commitment to these third-party CP conduits consists of obligations under liquidity agreements. The liquidity agreements are asset-specific arrangements, which require the Bank to provide short-term financing to the third-party CP conduits or to purchase assets from these CP conduits in certain circumstances, including, but not limited to, a lack of liquidity in the CP market such that the CP conduits cannot refinance their obligations or a default of an underlying asset. As of December 31, 2022, certain liquidity facilities with third-party CP conduits referenced groups of specified assets and liabilities within a VIE for which the Group is the primary beneficiary which required consolidation. The asset-specific credit enhancements, if any, provided by the client seller of the assets remain unchanged as a result of such a purchase. In entering into such agreements, the Bank reviews the credit risk associated with these transactions on the same basis that would apply to other extensions of credit. In some situations, the Bank can enter into liquidity facilities with these third-party CP conduits through Alpine.
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
The consolidated VIEs table provides the carrying amounts and classifications of the assets and liabilities of consolidated VIEs as of December 31, 2022 and 2021.
Consolidated VIEs in which the Bank was the primary beneficiary
			Financial intermediation
end of	CDO/ CLO	CP Conduit	Securi- tizations	Funds	Loans	Other	Total
2022 (CHF million)
Cash and due from banks	15	94	68	17	24	11	229
Trading assets	0	954	1,154	23	457	0	2,588
Other investments	0	0	0	58	587	136	781
Net loans	0	3,260	0	0	16	134	3,410
Other assets	281	2,466	1,349	39	42	417	4,594
of which loans held-for-sale	279	2,445	119	21	0	0	2,864
of which premises and equipment	0	0	0	0	0	0	0
Total assets of consolidated VIEs	296	6,774	2,571	137	1,126	698	11,602
Trading liabilities	0	1,057	0	0	6	0	1,063
Short-term borrowings	0	3,124	0	13	0	0	3,137
Long-term debt	84	0	1,860	0	0	152	2,096
Other liabilities	0	49	2	19	49	70	189
Total liabilities of consolidated VIEs	84	4,230	1,862	32	55	222	6,485
2021 (CHF million)
Cash and due from banks	0	1	42	25	27	13	108
Trading assets	0	0	1,158	54	610	0	1,822
Other investments	0	0	0	65	789	161	1,015
Net loans	0	1,022	317	0	28	33	1,400
Other assets	0	31	604	78	95	674	1,482
of which loans held-for-sale	0	0	50	23	0	1	74
of which premises and equipment	0	0	0	0	12	0	12
Total assets of consolidated VIEs	0	1,054	2,121	222	1,549	881	5,827
Trading liabilities	0	0	0	0	8	0	8
Short-term borrowings	0	4,337	0	15	0	0	4,352
Long-term debt	0	0	1,342	0	3	46	1,391
Other liabilities	0	67	1	20	61	84	233
Total liabilities of consolidated VIEs	0	4,404	1,343	35	72	130	5,984

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
Non-consolidated VIEs
				Financial intermediation
end of	CDO/ CLO	CP Conduit	[1]	Securi- tizations	Funds	Loans	Other	Total
2022 (CHF million)
Trading assets	214	0		3,877	750	7	1,816	6,664
Net loans	314	1,440		2,521	1,934	7,617	2,201	16,027
Other assets	6	0		3	122	4	884	1,019
Total variable interest assets	534	1,440		6,401	2,806	7,628	4,901	23,710
Maximum exposure to loss	547	4,374		9,514	2,806	9,999	5,490	32,730
Total assets of non-consolidated VIEs	9,713	7,297		79,322	115,900	38,632	14,620	265,484
2021 (CHF million)
Trading assets	257	0		4,526	932	13	5,494	11,222
Net loans	268	1,005		940	2,403	8,774	1,986	15,376
Other assets	6	0		22	109	0	628	765
Total variable interest assets	531	1,005		5,488	3,444	8,787	8,108	27,363
Maximum exposure to loss	774	7,625		8,036	3,444	13,068	8,637	41,584
Total assets of non-consolidated VIEs	10,266	14,948		108,942	102,820	36,428	19,804	293,208
1 Includes liquidity facilities provided to third-party CP conduits through Alpine.

35 Financial instruments
> Refer to “Note 36 – Financial instruments” in VI – Consolidated financial statements – Credit Suisse Group for further information.
Assets and liabilities measured at fair value on a recurring basis
end of 2022	Level 1	Level 2	Level 3	Netting impact	[1]	Assets measured at net asset value per share	[2]	Total
Assets (CHF million)
Cash and due from banks	0	198	0	–		–		198
Interest-bearing deposits with banks	0	14	0	–		–		14
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	100	40,693	0	–		–		40,793
Securities received as collateral	2,318	660	0	–		–		2,978
Trading assets	33,724	105,555	3,828	(77,695)		543		65,955
of which debt securities	13,084	23,288	1,211	–		31		37,614
of which foreign government	10,117	5,597	86	–		–		15,800
of which corporates	2,718	4,998	413	–		31		8,160
of which RMBS	5	10,417	444	–		–		10,866
of which CDO	197	941	216	–		–		1,354
of which equity securities	11,772	676	222	–		512		13,182
of which derivatives	7,571	79,606	1,661	(77,695)		–		11,143
of which interest rate products	1,617	31,900	671	–		–		–
of which foreign exchange products	24	25,512	17	–		–		–
of which equity/index-related products	5,927	18,669	295	–		–		–
of which credit derivatives	0	3,059	130	–		–		–
of which other derivatives	0	197	548	–		–		–
of which other trading assets	1,297	1,985	734	–		–		4,016
Investment securities	0	796	0	–		–		796
Other investments	0	17	3,313	–		400		3,730
of which other equity investments	0	17	2,725	–		328		3,070
of which life finance instruments	0	0	587	–		–		587
Loans	0	6,318	1,040	–		–		7,358
of which commercial and industrial loans	0	2,381	300	–		–		2,681
of which financial institutions	0	2,591	398	–		–		2,989
of which government and public institutions	0	1,112	254	–		–		1,366
Other intangible assets (mortgage servicing rights)	0	44	359	–		–		403
Other assets	78	8,316	773	(220)		–		8,947
of which failed purchases	54	664	12	–		–		730
of which loans held-for-sale	0	7,165	648	–		–		7,813
Total assets at fair value	36,220	162,611	9,313	(77,915)		943		131,172
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

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 2022	Level 1	Level 2	Level 3	Netting impact	[1]	Liabilities measured at net asset value per share	[2]	Total
Liabilities (CHF million)
Due to banks	0	490	0	–		–		490
Customer deposits	0	2,212	252	–		–		2,464
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	14,133	0	–		–		14,133
Obligation to return securities received as collateral	2,318	660	0	–		–		2,978
Trading liabilities	13,131	83,351	1,881	(80,026)		–		18,337
of which short positions	6,556	2,595	16	–		–		9,167
of which debt securities	3,228	2,232	1	–		–		5,461
of which foreign government	3,150	272	0	–		–		3,422
of which corporates	53	1,957	1	–		–		2,011
of which equity securities	3,328	363	15	–		–		3,706
of which derivatives	6,575	80,756	1,640	(80,026)		–		8,945
of which interest rate products	1,566	30,288	118	–		–		–
of which foreign exchange products	20	26,180	1	–		–		–
of which equity/index-related products	4,981	20,731	1,083	–		–		–
of which credit derivatives	0	3,157	242	–		–		–
of which other derivatives	5	210	196	–		–		–
of which other trading liabilities	0	0	225	–		–		225
Short-term borrowings	0	6,330	453	–		–		6,783
Long-term debt	0	51,185	6,734	–		–		57,919
of which structured notes over one year and up to two years	0	10,697	439	–		–		11,136
of which structured notes over two years	0	23,409	4,307	–		–		27,716
of which other debt instruments over two years	0	2,961	1,728	–		–		4,689
of which high-trigger instruments	0	7,484	28	–		–		7,512
Other liabilities	133	3,794	203	(1,844)		–		2,286
Total liabilities at fair value	15,582	162,155	9,523	(81,870)		–		105,390
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

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 2021	Level 1	Level 2	Level 3	Netting impact	[1]	Assets measured at net asset value per share	[2]	Total
Assets (CHF million)
Cash and due from banks	0	308	0	–		–		308
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	68,623	0	–		–		68,623
Securities received as collateral	13,848	1,155	14	–		–		15,017
Trading assets	54,145	146,768	4,503	(94,782)		665		111,299
of which debt securities	12,191	40,799	1,225	–		82		54,297
of which foreign government	11,996	11,377	35	–		–		23,408
of which corporates	72	9,057	478	–		82		9,689
of which RMBS	0	17,033	424	–		–		17,457
of which equity securities	34,342	1,486	195	–		583		36,606
of which derivatives	6,224	103,930	2,187	(94,782)		–		17,559
of which interest rate products	721	48,083	624	–		–		–
of which foreign exchange products	123	20,686	53	–		–		–
of which equity/index-related products	5,348	29,808	212	–		–		–
of which other derivatives	0	196	1,034	–		–		–
of which other trading assets	1,388	553	896	–		–		2,837
Investment securities	0	1,003	0	–		–		1,003
Other investments	0	23	3,666	–		404		4,093
of which other equity investments	0	23	2,863	–		351		3,237
of which life finance instruments	0	0	789	–		–		789
Loans	0	8,709	1,534	–		–		10,243
of which commercial and industrial loans	0	2,267	717	–		–		2,984
of which financial institutions	0	3,840	465	–		–		4,305
of which government and public institutions	0	1,747	289	–		–		2,036
Other intangible assets (mortgage servicing rights)	0	57	167	–		–		224
Other assets	121	8,750	694	(381)		–		9,184
of which failed purchases	98	1,135	11	–		–		1,244
of which loans held-for-sale	0	6,818	562	–		–		7,380
Total assets at fair value	68,114	235,396	10,578	(95,163)		1,069		219,994
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

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 2021	Level 1	Level 2	Level 3	Netting impact	[1]	Liabilities measured at net asset value per share	[2]	Total
Liabilities (CHF million)
Due to banks	0	477	0	–		–		477
Customer deposits	0	3,306	394	–		–		3,700
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	13,307	0	–		–		13,307
Obligation to return securities received as collateral	13,848	1,155	14	–		–		15,017
Trading liabilities	19,423	105,865	2,809	(100,559)		1		27,539
of which short positions	11,693	4,974	25	–		1		16,693
of which debt securities	2,809	4,865	3	–		–		7,677
of which foreign government	2,667	968	0	–		–		3,635
of which corporates	113	3,839	3	–		–		3,955
of which equity securities	8,884	109	22	–		1		9,016
of which derivatives	7,730	100,891	2,542	(100,559)		–		10,604
of which interest rate products	776	44,039	26	–		–		–
of which foreign exchange products	133	22,646	57	–		–		–
of which equity/index-related products	6,812	27,919	1,787	–		–		–
of which other trading liabilities	0	0	242	–		–		242
Short-term borrowings	0	9,658	1,032	–		–		10,690
Long-term debt	0	58,112	9,676	–		–		67,788
of which structured notes over one year and up to two years	0	11,036	1,464	–		–		12,500
of which structured notes over two years	0	24,168	6,318	–		–		30,486
of which other debt instruments over two years	0	3,223	1,854	–		–		5,077
of which high-trigger instruments	0	10,708	0	–		–		10,708
of which other subordinated bonds	0	7,133	0	–		–		7,133
Other liabilities	348	2,008	517	(305)		–		2,568
Total liabilities at fair value	33,619	193,888	14,442	(100,864)		1		141,086
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

Assets and liabilities measured at fair value on a recurring basis for level 3
								Trading revenues		Other revenues		Accumulated other comprehensive income
2022	Balance at beginning of period	Transfers in	Transfers out	Purchases	Sales	Issuances	Settlements	On transfers out	On all other	On transfers out	On all other	On transfers out	On all other	Foreign currency translation impact	Balance at end of period	Changes in unrealized gains/losses	[1]
Assets (CHF million)
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	0	0	0	0	3	(3)	0	0	0	0	0	0	0	0	0
Securities received as collateral	14	0	0	0	(14)	0	0	0	0	0	0	0	0	0	0	0
Trading assets	4,503	1,818	(2,057)	5,563	(5,184)	967	(1,076)	83	(847)	0	(9)	0	0	67	3,828	(193)
of which debt securities	1,225	1,206	(1,090)	4,622	(4,185)	0	0	(106)	(499)	0	(9)	0	0	47	1,211	215
of which corporates	478	452	(582)	3,933	(3,342)	0	0	(97)	(464)	0	0	0	0	35	413	226
of which RMBS	424	312	(179)	306	(564)	0	0	3	133	0	0	0	0	9	444	4
of which CDO	245	201	(138)	103	(148)	0	0	(5)	(39)	0	(9)	0	0	6	216	(6)
of which derivatives	2,187	406	(824)	0	0	967	(918)	144	(301)	0	0	0	0	0	1,661	(328)
of which interest rate products	624	11	(182)	0	0	89	(66)	(5)	229	0	0	0	0	(29)	671	166
of which equity/index-related products	212	262	(416)	0	0	473	(284)	106	(55)	0	0	0	0	(3)	295	2
of which credit derivatives	264	115	(189)	0	0	65	(142)	31	(19)	0	0	0	0	5	130	1
of which other derivatives	1,034	9	(4)	0	0	330	(317)	4	(537)	0	0	0	0	29	548	(489)
of which other trading assets	896	27	(51)	827	(923)	0	(158)	6	94	0	0	0	0	16	734	(123)
Other investments	3,666	69	(13)	65	(206)	0	0	0	(253)	0	(57)	0	0	42	3,313	(95)
of which other equity investments	2,863	69	0	37	(16)	0	0	0	(190)	0	(65)	0	0	27	2,725	(50)
of which life finance instruments	789	0	0	28	(182)	0	0	0	(63)	0	0	0	0	15	587	(45)
Loans	1,534	566	(470)	16	(45)	63	(667)	39	(46)	0	(6)	0	0	56	1,040	(92)
of which commercial and industrial loans	717	163	(327)	0	(18)	4	(218)	12	(50)	0	(6)	0	0	23	300	(74)
of which financial institutions	465	141	(41)	15	(15)	58	(293)	16	29	0	0	0	0	23	398	9
of which government and public institutions	289	91	(39)	1	0	1	(72)	1	(24)	0	0	0	0	6	254	(25)
Other intangible assets (mortgage servicing rights)	167	187	0	0	0	0	0	0	4	0	0	0	0	1	359	4
Other assets	694	452	(289)	743	(593)	157	(417)	46	(49)	0	3	0	0	26	773	(31)
of which loans held-for-sale	562	379	(232)	724	(591)	157	(415)	15	26	0	0	0	0	23	648	(15)
Total assets at fair value	10,578	3,092	(2,829)	6,387	(6,042)	1,190	(2,163)	168	(1,191)	0	(69)	0	0	192	9,313	(407)
Liabilities (CHF million)
Customer deposits	394	0	0	0	0	0	(18)	0	(49)	0	0	0	(57)	(18)	252	(120)
Obligation to return securities received as collateral	14	0	0	0	(14)	0	0	0	0	0	0	0	0	0	0	0
Trading liabilities	2,809	1,784	(1,381)	33	(106)	844	(2,066)	52	(165)	0	0	0	0	77	1,881	224
of which derivatives	2,542	1,651	(1,353)	0	0	844	(2,066)	51	(98)	0	0	0	0	69	1,640	216
of which equity/index-related products	1,787	615	(1,027)	0	0	476	(520)	(5)	(273)	0	0	0	0	30	1,083	(38)
of which credit derivatives	374	991	(201)	0	0	176	(1,329)	26	172	0	0	0	0	33	242	152
of which other derivatives	298	0	(5)	0	0	143	(174)	3	(79)	0	0	0	0	10	196	(5)
Short-term borrowings	1,032	204	(684)	0	0	785	(815)	(75)	(8)	0	0	0	0	14	453	9
Long-term debt	9,676	3,116	(6,609)	0	0	7,730	(5,575)	(557)	(785)	0	0	(51)	(350)	139	6,734	(422)
of which structured notes over two years	6,318	2,502	(4,930)	0	0	6,589	(4,729)	(418)	(737)	0	0	(49)	(344)	105	4,307	(487)
of which other debt instruments over two years	1,854	0	0	0	0	166	(279)	0	(38)	0	0	0	0	25	1,728	83
Other liabilities	517	126	(305)	22	(89)	110	(136)	82	(90)	(46)	1	0	0	11	203	11
Total liabilities at fair value	14,442	5,230	(8,979)	55	(209)	9,469	(8,610)	(498)	(1,097)	(46)	1	(51)	(407)	223	9,523	(298)
Net assets/(liabilities) at fair value	(3,864)	(2,138)	6,150	6,332	(5,833)	(8,279)	6,447	666	(94)	46	(70)	51	407	(31)	(210)	(109)
1
Changes in unrealized gains/(losses) on total assets at fair value and changes in unrealized (gains)/losses on total liabilities at fair value relating to assets and liabilities held at period end are included in net revenues or accumulated other comprehensive income. As of 2022, changes in net unrealized gains/(losses) of CHF (472) million and CHF (50) million were recorded in trading revenues and other revenues, respectively, and changes in unrealized (gains)/losses of CHF 413 million were recorded in gains/(losses) on liabilities relating to credit risk in accumulated other comprehensive income/(loss).

494 / 495

Assets and liabilities measured at fair value on a recurring basis for level 3 (continued)
								Trading revenues		Other revenues		Accumulated other comprehensive income
2021	Balance at beginning of period	Transfers in	Transfers out	Purchases	Sales	Issuances	Settlements	On transfers out	On all other	On transfers out	On all other	On transfers out	On all other	Foreign currency translation impact	Balance at end of period	Changes in unrealized gains/losses	[1]
Assets (CHF million)
Securities received as collateral	101	0	0	73	(164)	0	0	0	0	0	0	0	0	4	14	0
Trading assets	7,535	1,345	(3,413)	4,867	(5,685)	874	(1,629)	(133)	509	0	(1)	0	0	234	4,503	52
of which debt securities	2,253	878	(1,701)	3,668	(4,141)	0	0	(331)	509	0	(1)	0	0	91	1,225	103
of which corporates	1,270	471	(747)	2,753	(3,483)	0	0	(321)	472	0	0	0	0	63	478	154
of which RMBS	557	158	(615)	654	(385)	0	0	(25)	59	0	0	0	0	21	424	(15)
of which derivatives	3,911	314	(1,551)	0	0	874	(1,514)	79	(16)	0	0	0	0	90	2,187	116
of which interest rate products	733	58	(222)	0	0	175	(79)	(8)	(14)	0	0	0	0	(19)	624	141
of which other derivatives	1,079	1	0	0	0	311	(325)	0	(73)	0	0	0	0	41	1,034	(81)
of which other trading assets	1,247	31	(90)	1,035	(1,371)	0	(115)	62	49	0	0	0	0	48	896	(96)
Other investments	3,054	99	(758)	1,513	(658)	0	0	0	86	0	267	0	0	63	3,666	120
of which other equity investments	2,132	65	(757)	1,478	(443)	0	0	0	96	0	262	0	0	30	2,863	80
of which life finance instruments	920	0	0	33	(188)	0	0	0	(10)	0	0	0	0	34	789	39
Loans	3,669	257	(1,315)	362	(194)	207	(1,620)	7	55	0	(3)	0	0	109	1,534	(59)
of which commercial and industrial loans	1,347	213	(364)	10	(133)	162	(643)	19	74	0	(3)	0	0	35	717	6
of which financial institutions	1,082	43	(340)	0	(42)	34	(409)	1	70	0	0	0	0	26	465	27
of which government and public institutions	729	1	(298)	0	(1)	(1)	(68)	(12)	(88)	0	0	0	0	27	289	(87)
Other intangible assets (mortgage servicing rights)	180	0	0	22	0	0	0	0	0	0	(42)	0	0	7	167	(42)
Other assets	1,825	370	(902)	3,447	(3,269)	120	(924)	14	(41)	0	0	0	0	54	694	(137)
of which loans held-for-sale	1,576	360	(855)	3,394	(3,222)	120	(921)	25	41	0	0	0	0	44	562	(104)
Total assets at fair value	16,364	2,071	(6,388)	10,284	(9,970)	1,201	(4,173)	(112)	609	0	221	0	0	471	10,578	(66)
Liabilities (CHF million)
Customer deposits	448	0	0	0	0	0	0	0	(18)	0	0	0	(14)	(22)	394	(29)
Obligation to return securities received as collateral	101	0	0	73	(164)	0	0	0	0	0	0	0	0	4	14	0
Trading liabilities	4,246	1,007	(2,703)	45	(56)	1,135	(1,498)	340	138	0	0	0	0	155	2,809	653
of which derivatives	3,937	838	(2,553)	0	0	1,135	(1,498)	340	201	0	0	0	0	142	2,542	644
of which equity/index-related derivatives	2,010	562	(1,498)	0	0	581	(644)	353	352	0	0	0	0	71	1,787	712
Short-term borrowings	701	359	(550)	0	0	1,766	(1,363)	(35)	128	0	0	0	0	26	1,032	72
Long-term debt	7,286	4,767	(6,698)	0	0	11,323	(6,863)	(36)	(324)	0	0	0	(49)	270	9,676	(31)
of which structured notes over one year and up to two years	1,133	1,802	(1,979)	0	0	2,052	(1,663)	(26)	104	0	0	(1)	(1)	43	1,464	(2)
of which structured notes over two years	5,526	2,965	(4,314)	0	0	7,540	(5,038)	11	(528)	0	0	1	(47)	202	6,318	(312)
of which other debt instruments over two years	165	0	(2)	0	0	1,616	(36)	0	105	0	0	0	0	6	1,854	306
Other liabilities	1,250	21	(538)	51	(89)	116	(493)	10	(28)	109	66	0	0	42	517	26
Total liabilities at fair value	14,032	6,154	(10,489)	169	(309)	14,340	(10,217)	279	(104)	109	66	0	(63)	475	14,442	691
Net assets/(liabilities) at fair value	2,332	(4,083)	4,101	10,115	(9,661)	(13,139)	6,044	(391)	713	(109)	155	0	63	(4)	(3,864)	(757)
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
496 / 497

Fair value, unfunded commitments and term of redemption conditions of investment funds measured at NAV per share
	2022						2021
end of	Non- redeemable		Redeemable		Total fair value	Unfunded commit- ments	Non- redeemable		Redeemable		Total fair value	Unfunded commit- ments
Fair value of investment funds and unfunded commitments (CHF million)
Funds held in trading assets and trading liabilities	128		415		543	14	193		471		664	24
Private equity funds	58		0		58	48	39		0		39	42
Hedge funds	13		1		14	1	12		2		14	1
Equity method investment funds	315		13		328	114	336		15		351	124
Funds held in other investments	386		14		400	163	387		17		404	167
Fair value of investment funds and unfunded commitments	514	[1]	429	[2]	943	177	580	[3]	488	[4]	1,068	191
1 CHF 276 million of the underlying assets had known liquidation periods and for CHF 238 million, the timing of liquidation was unknown.
2 CHF 234 million was redeemable on demand with a notice period of primarily less than 30 days.
3 CHF 339 million of the underlying assets had known liquidation periods and for CHF 241 million, the timing of liquidation was unknown.
4 CHF 304 million was redeemable on demand with a notice period of primarily less than 30 days.
Assets and liabilities measured at fair value on a nonrecurring basis
end of 2022	Level 1	Level 2	Level 3	Total
Assets (CHF million)
Other investments	0	259	106	365
of which equity method investments	0	0	78	78
of which equity securities (without a readily determinable fair value)	0	259	28	287
Net loans	0	14	1	15
Other assets	0	39	44	83
of which loans held-for-sale	0	39	32	71
of which real estate held-for-sale	0	0	12	12
Total assets recorded at fair value on a nonrecurring basis	0	312	151	463
Liabilities (CHF million)
Other liabilities	0	2	21	23
of which commitments held-for-sale	0	2	21	23
Total liabilities recorded at fair value on a nonrecurring basis	0	2	21	23

end of 2021
Assets (CHF million)
Other investments	0	0	152	152
of which equity method investments	0	0	118	118
of which equity securities (without a readily determinable fair value)	0	0	21	21
Net loans	0	12	5	17
Other assets	0	29	110	139
of which loans held-for-sale	0	28	45	73
of which premises, equipment and right-of-use assets	0	1	60	61
Total assets recorded at fair value on a nonrecurring basis	0	41	267	308
Liabilities (CHF million)
Other liabilities	0	0	21	21
of which commitments held-for-sale	0	0	21	21
Total liabilities recorded at fair value on a nonrecurring basis	0	0	21	21
> Refer to “Note 36 – Financial instruments” in VI – Consolidated financial statements – Credit Suisse Group for quantitative information about level 3 assets and liabilities measured at fair value on a nonrecurring basis.

Difference between the aggregate fair value and unpaid principal balances of fair value option-elected financial instruments
	2022			2021
end of	Aggregate fair value	Aggregate unpaid principal	Difference	Aggregate fair value	Aggregate unpaid principal	Difference
Financial instruments (CHF million)
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	40,793	40,665	128	68,623	68,565	58
Loans	7,358	8,241	(883)	10,243	11,035	(792)
Other assets [1]	8,544	10,937	(2,393)	8,624	10,777	(2,153)
Due to banks and customer deposits	(458)	(562)	104	(493)	(442)	(51)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(14,133)	(14,024)	(109)	(13,307)	(13,306)	(1)
Short-term borrowings	(6,783)	(6,892)	109	(10,690)	(10,996)	306
Long-term debt [2]	(57,919)	(71,891)	13,972	(67,788)	(70,946)	3,158
Other liabilities	(888)	(1,043)	155	(1,170)	(1,403)	233

Non-accrual loans [3,4]	733	2,213	(1,480)	843	2,657	(1,814)
1 Primarily loans held-for-sale.
2
Long-term debt includes both principal-protected and non-principal protected instruments. For non-principal-protected instruments, the original notional amount has been reported in the aggregate unpaid principal.

3 Generally, a loan is deemed non-accrual when the contractual payments of principal and/or interest are more than 90 days past due.
4 Included in loans or other assets.
Gains and losses on financial instruments
	2022		2021		2020
in	Net gains/ (losses)		Net gains/ (losses)		Net gains/ (losses)
Financial instruments (CHF million)
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	1,450	[1]	638	[1]	1,198	[1]
Other investments	(51)	[2]	304	[2]	397	[2]
of which related to credit risk	(3)		2		1
Loans	163	[1]	443	[1]	510	[1]
of which related to credit risk	(239)		(13)		(181)
Other assets	246	[1]	519	[1]	489	[1]
of which related to credit risk	(202)		133		(106)
Due to banks and customer deposits	(44)	[3]	(22)	[3]	(10)	[3]
of which related to credit risk	(1)		0		0
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(156)	[1]	(43)	[1]	(58)	[1]
Short-term borrowings	1,916	[3]	98	[3]	(687)	[3]
of which related to credit risk	1		2		0
Long-term debt	6,767	[3]	(2,644)	[3]	(2,349)	[3]
of which related to credit risk	3		0		11
Other liabilities	54	[2]	171	[3]	(20)	[3]
of which related to credit risk	(164)		71		(15)
1 Primarily recognized in net interest income.
2 Primarily recognized in other revenues.
3 Primarily recognized in trading revenues.

Gains/(losses) attributable to changes in instrument-specific credit risk
	Gains/(losses) recorded into AOCI			[1]	Gains/(losses) recorded in AOCI transferred to net income		[1]
in	2022	Cumulative	2021		2022	2021
Financial instruments (CHF million)
Customer deposits	57	0	14		0	0
Short-term borrowings	19	(25)	19		0	0
Long-term debt	6,787	4,656	263		(31)	103
of which treasury debt over two years	3,522	2,656	(134)		0	0
of which structured notes over two years	2,667	1,492	361		(31)	103
Total	6,863	4,631	296		(31)	103
1 Amounts are reflected gross of tax.
Carrying value and fair value of financial instruments not carried at fair value
	Carrying value	Fair value
end of		Level 1	Level 2	Level 3	Total
2022 (CHF million)
Financial assets
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	18,005	0	18,005	0	18,005
Investment securities	921	911	0	0	911
Loans	256,825	0	241,035	12,743	253,778
Other financial assets [1]	91,451	68,104	20,246	2,922	91,272
Financial liabilities
Due to banks and customer deposits	243,506	149,696	93,714	0	243,410
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	6,238	0	6,238	0	6,238
Short-term borrowings	7,705	0	7,703	0	7,703
Long-term debt	92,742	0	73,596	13,366	86,962
Other financial liabilities [2]	8,551	0	7,984	523	8,507
2021 (CHF million)
Financial assets
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	35,283	0	35,283	0	35,283
Loans	286,438	0	281,195	13,722	294,917
Other financial assets [1]	179,217	163,307	15,457	494	179,258
Financial liabilities
Due to banks and customer deposits	408,624	244,155	164,475	0	408,630
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	22,061	0	22,061	0	22,061
Short-term borrowings	14,646	0	14,646	0	14,646
Long-term debt	92,908	0	93,597	1,702	95,299
Other financial liabilities [2]	12,542	0	12,105	441	12,546
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
Assets pledged
end of	2022	2021
CHF million
Total assets pledged or assigned as collateral	63,111	88,721
of which encumbered	25,445	39,105
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
Collateral
end of	2022	2021
CHF million
Fair value of collateral received with the right to sell or repledge	150,198	289,898
of which sold or repledged	75,819	144,747
Other information
end of	2022	2021
CHF million
Swiss National Bank required minimum liquidity reserves	2,258	2,246
Other restricted cash, securities and receivables [1]	812	3,423
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
> Refer to “Note 38 – Capital adequacy” in VI – Consolidated financial statements – Credit Suisse Group for further information.
As of December 31, 2022 and 2021, the Bank’s capital position exceeded its capital requirements under the regulatory provisions outlined under Swiss Requirements.
Broker-dealer operations
Certain of the Bank’s broker-dealer subsidiaries are also subject to capital adequacy requirements. As of December 31, 2022 and 2021, the Bank and its subsidiaries complied with all applicable regulatory capital adequacy requirements.
Dividend restrictions
Certain of the Bank’s subsidiaries are subject to legal restrictions governing the amount of dividends they can pay (for example, pursuant to corporate law as defined by the Swiss Code of Obligations).
As of December 31, 2022 and 2021, Credit Suisse AG was not subject to restrictions on its ability to pay the proposed dividends.

Swiss metrics
end of	2022		2021
Swiss capital (CHF million)
Swiss CET1 capital	40,987		44,185
Going concern capital	54,843		59,110
Gone concern capital	42,930		41,316	[1]
Total loss-absorbing capacity (TLAC)	97,773		100,426
Swiss risk-weighted assets and leverage exposure (CHF million)
Swiss risk-weighted assets	249,953		267,558
Leverage exposure	653,551		895,810
Swiss capital ratios (%)
Swiss CET1 ratio	16.4		16.5
Going concern capital ratio	21.9		22.1
Gone concern capital ratio	17.2		15.4
TLAC ratio	39.1		37.5
Swiss leverage ratios (%)
Swiss CET1 leverage ratio	6.3		4.9
Going concern leverage ratio	8.4		6.6
Gone concern leverage ratio	6.6		4.6
TLAC leverage ratio	15.0		11.2
Swiss capital ratio requirements (%)
Swiss CET1 ratio requirement	9.28		10.0
Going concern capital ratio requirement	13.58	[2]	14.3
Gone concern capital ratio requirement	13.58		14.3
TLAC ratio requirement	27.16		28.6
Swiss leverage ratio requirements (%)
Swiss CET1 leverage ratio requirement	3.25		3.5
Going concern leverage ratio requirement	4.75	[2]	5.0
Gone concern leverage ratio requirement	4.75		5.0
TLAC leverage ratio requirement	9.5		10.0
1
Amounts are shown on a look-through basis. Certain tier 2 instruments and their related tier 2 amortization components were subject to phase out and are no longer eligible as of January 1, 2022. As of 2021, gone concern capital was CHF 41,565 million, including CHF 249 million of such instruments.

2
The total requirement excluded the FINMA Pillar 2 capital add-on of CHF 1,850 million relating to the supply chain finance funds matter. This Pillar 2 capital add-on equated to an additional Swiss CET1 capital ratio requirement of 74 basis points and an additional Swiss CET1 leverage ratio requirement of 28 basis points.

38 Assets under management
The following disclosure provides information regarding client assets, assets under management and net new assets as regulated by FINMA.
> Refer to “Note 39 – Assets under management” in VI – Consolidated financial statements – Credit Suisse Group for further information.
Assets under management
end of	2022	2021
CHF billion
Assets in collective investment instruments managed by Credit Suisse	194.6	228.9
Assets with discretionary mandates	244.1	294.8
Other assets under management	852.8	1,087.3
Assets under management (including double counting)	1,291.5	1,611.0
of which double counting	31.9	45.9
Changes in assets under management
	2022	2021
Assets under management (CHF billion)
Balance at beginning of period [1]	1,611.0	1,507.0
Net new assets/(net asset outflows)	(122.5)	33.2
Market movements, interest, dividends and foreign exchange	(169.9)	92.4
of which market movements, interest and dividends [2]	(165.9)	80.7
of which foreign exchange	(4.0)	11.7
Other effects	(27.1)	(21.6)
Balance at end of period	1,291.5	1,611.0
1 Including double counting.
2 Net of commissions and other expenses and net of interest expenses charged.
39 Litigation
> Refer to “Note 40 – Litigation” in VI – Consolidated financial statements – Credit Suisse Group for further information.
The Bank’s estimate of the aggregate range of reasonably possible losses that are not covered by existing provisions for the proceedings discussed below for which the Bank believes an estimate is possible is zero to CHF 0.9 billion.
Litigation provisions
2022
CHF million
Balance at beginning of period	1,533
Increase in litigation accruals	1,849
Decrease in litigation accruals	(341)
Decrease for settlements and other cash payments	(1,990)
Foreign exchange translation	74
Balance at end of period	1,125

40 Significant subsidiaries and equity method investments
The entities presented in the table below generally include subsidiaries with total assets over CHF 100 million or net income attributable to shareholders over CHF 10 million. Also included are entities which are deemed regionally significant or otherwise relevant from an operational perspective.
Significant subsidiaries
Company name	Domicile	Currency	Nominal capital in million	Equity interest in %
End of 2022
Credit Suisse AG
Alpine Securitization LTD	George Town, Cayman Islands	USD	0.0	100
Banco Credit Suisse (Brasil) S.A.	São Paulo, Brazil	BRL	53.6	100
Banco Credit Suisse (Mexico), S.A.	Mexico City, Mexico	MXN	3,591.7	100
Banco de Investimentos Credit Suisse (Brasil) S.A.	São Paulo, Brazil	BRL	164.8	100
Bank-now AG	Horgen, Switzerland	CHF	30.0	100
Boston Re Ltd.	Hamilton, Bermuda	USD	2.0	100
Casa de Bolsa Credit Suisse (Mexico), S.A. de C.V.	Mexico City, Mexico	MXN	274.0	100
Column Financial, Inc.	Wilmington, United States	USD	0.0	100
Credit Suisse (Australia) Limited	Sydney, Australia	AUD	34.1	100
Credit Suisse (Brasil) S.A. Corretora de Titulos e Valores Mobiliarios	São Paulo, Brazil	BRL	98.4	100
Credit Suisse (Deutschland) Aktiengesellschaft	Frankfurt, Germany	EUR	130.0	100
Credit Suisse (Hong Kong) Limited	Hong Kong, China	HKD	8,192.9	100
Credit Suisse (Italy) S.p.A.	Milan, Italy	EUR	170.0	100
Credit Suisse (Luxembourg) S.A.	Luxembourg, Luxembourg	CHF	230.9	100
Credit Suisse (Qatar) LLC	Doha, Qatar	USD	29.0	100
Credit Suisse (Schweiz) AG	Zurich, Switzerland	CHF	100.0	100
Credit Suisse (Singapore) Limited	Singapore, Singapore	SGD	470.8	100
Credit Suisse (UK) Limited	London, United Kingdom	GBP	245.2	100
Credit Suisse (USA), Inc.	Wilmington, United States	USD	0.0	100
Credit Suisse Asset Management (Schweiz) AG	Zurich, Switzerland	CHF	0.2	100
Credit Suisse Asset Management (UK) Holding Limited	London, United Kingdom	GBP	144.2	100
Credit Suisse Asset Management International Holding Ltd	Zurich, Switzerland	CHF	20.0	100
Credit Suisse Asset Management Investments Ltd	Zurich, Switzerland	CHF	0.1	100
Credit Suisse Asset Management Limited	London, United Kingdom	GBP	45.0	100
Credit Suisse Asset Management Real Estate GmbH	Frankfurt, Germany	EUR	6.1	100
Credit Suisse Asset Management, LLC	Wilmington, United States	USD	1,215.9	100
Credit Suisse Atlas I Investments (Luxembourg) S.à r.l.	Luxembourg, Luxembourg	USD	0.0	100
Credit Suisse Bank (Europe), S.A.	Spain, Madrid	EUR	18.0	100
Credit Suisse Brazil (Bahamas) Limited	Nassau, Bahamas	USD	70.0	100
Credit Suisse Business Analytics (India) Private Limited	Mumbai, India	INR	40.0	100
Credit Suisse Capital LLC	Wilmington, United States	USD	1,702.3	100
Credit Suisse Entrepreneur Capital AG	Zurich, Switzerland	CHF	15.0	100
Credit Suisse Equities (Australia) Limited	Sydney, Australia	AUD	62.5	100
Credit Suisse Finance (India) Private Limited	Mumbai, India	INR	1,050.1	100
Credit Suisse First Boston (Latam Holdings) LLC	George Town, Cayman Islands	USD	28.8	100
Credit Suisse First Boston Finance B.V.	Amsterdam, The Netherlands	EUR	0.0	100
Credit Suisse First Boston Mortgage Capital LLC	Wilmington, United States	USD	6.6	100
Credit Suisse Fund Management S.A.	Luxembourg, Luxembourg	CHF	0.3	100

Significant subsidiaries (continued)
Company name	Domicile	Currency	Nominal capital in million	Equity interest in %
Credit Suisse Fund Services (Luxembourg) S.A.	Luxembourg, Luxembourg	CHF	1.5	100
Credit Suisse Funds AG	Zurich, Switzerland	CHF	7.0	100
Credit Suisse Hedging-Griffo Corretora de Valores S.A.	São Paulo, Brazil	BRL	29.6	100
Credit Suisse Holding Europe (Luxembourg) S.A.	Luxembourg, Luxembourg	CHF	32.6	100
Credit Suisse Holdings (Australia) Limited	Sydney, Australia	AUD	3.0	100
Credit Suisse Holdings (USA), Inc.	Wilmington, United States	USD	0.0	100
Credit Suisse Istanbul Menkul Degerler A.S.	Istanbul, Türkiye	TRY	10.0	100
Credit Suisse Life (Bermuda) Ltd.	Hamilton, Bermuda	USD	0.5	100
Credit Suisse Loan Funding LLC	Wilmington, United States	USD	1.7	100
Credit Suisse Management LLC	Wilmington, United States	USD	891.4	100
Credit Suisse Saudi Arabia	Riyadh, Saudi Arabia	SAR	737.5	100
Credit Suisse Securities (Canada), Inc.	Toronto, Canada	CAD	3.4	100
Credit Suisse Securities (Europe) Limited	London, United Kingdom	USD	3,859.3	100
Credit Suisse Securities (Hong Kong) Limited	Hong Kong, China	HKD	2,080.9	100
Credit Suisse Securities (India) Private Limited	Mumbai, India	INR	2,214.7	100
Credit Suisse Securities (Japan) Limited	Tokyo, Japan	JPY	78,100.0	100
Credit Suisse Securities (Malaysia) Sdn. Bhd.	Kuala Lumpur, Malaysia	MYR	100.0	100
Credit Suisse Securities (Singapore) Pte. Limited	Singapore, Singapore	SGD	30.0	100
Credit Suisse Securities (Thailand) Limited	Bangkok, Thailand	THB	500.0	100
Credit Suisse Securities (USA) LLC	Wilmington, United States	USD	1,200.7	100
Credit Suisse Services (India) Private Limited	Pune, India	INR	0.1	100
Credit Suisse Services (USA) LLC	Wilmington, United States	USD	15.4	100
CS Non-Traditional Products Ltd.	Nassau, Bahamas	USD	0.1	100
CSSEL Guernsey Bare Trust	St. Peter Port, Guernsey	USD	0.0	100
DLJ Mortgage Capital, Inc.	Wilmington, United States	USD	0.0	100
Fides Treasury Services AG	Zurich, Switzerland	CHF	2.0	100
JSC "Bank Credit Suisse (Moscow)"	Moscow, Russia	RUB	460.0	100
Lime Residential, Ltd.	Nassau, Bahamas	USD	0.0	100
LLC "Credit Suisse Securities (Moscow)"	Moscow, Russia	RUB	727.0	100
Merban Equity AG	Zug, Switzerland	CHF	0.1	100
Select Portfolio Servicing, Inc.	Utah, United States	USD	0.0	100
Solar Investco II Ltd.	George Town, Cayman Islands	USD	0.0	100
SP Holding Enterprises Corp.	Wilmington, United States	USD	0.0	100
SR Lease Co VI Ltd.	George Town, Cayman Islands	USD	0.0	100
PT Credit Suisse Sekuritas Indonesia	Jakarta, Indonesia	IDR	235,000.0	99
Credit Suisse Hypotheken AG	Zurich, Switzerland	CHF	0.1	98
Credit Suisse International	London, United Kingdom	USD	11,366.2	98	[1]
Credit Suisse Securities (China) Limited	Beijing, China	CNY	1,089.0	51
1 Remaining 2% held directly by Credit Suisse Group AG. 98% of voting rights and 98% of equity interest held by Credit Suisse AG.
Significant equity method investments
Company name	Domicile	Equity interest in %
End of 2022
Credit Suisse AG
Swisscard AECS GmbH	Horgen, Switzerland	50
ICBC Credit Suisse Asset Management Co., Ltd.	Beijing, China	20
York Capital Management Global Advisors, LLC	New York, United States	5	[1]
Holding Verde Empreendimentos e Participações S.A.	São Paulo, Brazil	0	[1]
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

[this page intentionally left blank]

IX – Parent company financial statements – Credit Suisse (Bank)
Report of the Statutory Auditor
Parent company financial statements
Notes to the financial statements
Proposed appropriation of accumulated losses and capital distribution

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

Parent company financial statements
Statement of income
	Note	in
		2022	2021
Statement of income (CHF million)
Interest and discount income		7,937	4,295
Interest and dividend income from trading activities		1,488	1,825
Interest and dividend income from financial investments		696	282
Interest expense		(7,867)	(3,832)
Gross income from interest activities		2,254	2,570
(Increase)/release of allowance for default risks and losses from interest activities		(528)	(435)
Net income from interest activities	4	1,726	2,135
Commission income from securities trading and investment activities		1,886	2,425
Commission income from lending activities		661	817
Commission income from other services		205	237
Commission expense		(423)	(578)
Net income from commission and service activities		2,329	2,901
Net income/(loss) from trading activities and fair value option	5	(2,563)	(936)
Income/(loss) from the disposal of financial investments		(49)	(15)
Income from participations		2,780	2,419
Income from real estate		37	45
Other ordinary income		1,536	1,553
Other ordinary expenses		(70)	(138)
Net income from other ordinary activities		4,234	3,864
Personnel expenses	6	1,856	1,820
General and administrative expenses	7	4,192	4,323
Total operating expenses		6,048	6,143
Impairment of participations, depreciation and amortization of tangible fixed assets and intangible assets	1	12,379	12,884
Increase/(release) of provisions and other valuation adjustments, and losses	8	287	120
Operating profit/(loss)		(12,988)	(11,183)
Extraordinary income	8	276	417
Extraordinary expenses	8	(62)	0
Taxes	9	209	(243)
Net profit/(loss)		(12,565)	(11,009)

Balance sheet
	Note	end of
		2022	2021
Assets (CHF million)
Cash and other liquid assets		38,566	89,636
Due from banks		62,363	78,931
Securities borrowing and reverse repurchase agreements	10	52,380	87,040
Due from customers	11	117,543	153,874
Mortgage loans	11	5,033	5,025
Trading assets	12	26,072	39,410
Positive replacement values of derivative financial instruments	13	7,390	6,432
Financial investments	14	28,396	27,219
Accrued income and prepaid expenses		3,067	2,482
Participations		30,357	45,501
Tangible fixed assets		1,672	1,954
Intangible assets		0	1
Other assets	15	5,524	1,708
Total assets		378,363	539,213
Total subordinated receivables		15,085	13,898
of which receivables subject to contractual mandatory conversion and/or cancellation		4,218	3,105
Liabilities and shareholders' equity
Due to banks		54,307	53,582
Securities lending and repurchase agreements	10	52,646	93,155
Customer deposits		87,383	183,172
Trading liabilities	12	2,857	4,786
Negative replacement values of derivative financial instruments	13	4,994	5,065
Liabilities from other financial instruments held at fair value	12, 18	43,725	50,262
Bonds and mortgage-backed bonds		111,770	118,959
Accrued expenses and deferred income		3,338	3,536
Other liabilities	15	525	652
Provisions	20	563	544
Total liabilities		362,108	513,713
Share capital	22	4,400	4,400
Legal capital reserves		34,790	39,534
of which capital contribution reserves		34,790	38,970
Legal income reserves		0	3,461
Free reserves		7,500	0
of which capital contribution reserves		7,500	0
Accumulated losses carried forward		(17,870)	(10,886)
Net profit/(loss)		(12,565)	(11,009)
Total shareholders' equity		16,255	25,500
Total liabilities and shareholders' equity		378,363	539,213
Total subordinated liabilities		68,983	63,417
of which liabilities subject to contractual mandatory conversion and/or cancellation		17,685	17,387
Off-balance sheet transactions
end of	2022	2021
CHF million
Contingent liabilities	12,800	14,318
Irrevocable commitments	83,583	91,928
Obligations for calls on shares and additional payments	2	9

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
Deposit insurance guarantee programs
Deposit-taking banks and securities dealers in Switzerland and certain other European countries are required to ensure the payout of protected deposits in case of specified restrictions or compulsory liquidation of a deposit-taking bank.
In Switzerland, deposit-taking banks and securities dealers jointly guaranteed an amount of up to CHF 6 billion under the regulation applicable until December 31, 2022. Upon occurrence of a payout event triggered by a specified restriction of business imposed by the Swiss Financial Market Supervisory Authority FINMA (FINMA) or by the compulsory liquidation of another deposit-taking bank, the Bank parent company’s contribution will be calculated based on its share of protected deposits in proportion to total protected deposits. Based on FINMA’s estimate for the Bank parent company, the bank’s share in the deposit insurance guarantee program for the period July 1, 2022 to December 31, 2022 was CHF 42 million. This deposit insurance guarantee is reflected in irrevocable commitments.
On January 1, 2023, a partial revision of the Swiss Federal Law on Banks and Savings Banks (Bank Law) became effective, which included changes to the Swiss deposit insurance guarantee program. Under the revised program, among other changes, the jointly guaranteed amount is now determined as the higher of CHF 6 billion or 1.6% of all protected deposits.
The amendments also require all member banks to deposit collateral equal to 50% of the Bank’s deposit insurance contribution amount in the form of HQLA securities or Swiss francs with a secure third party custodian. Banks will need to comply with this collateralization requirement by the end of November 2023. The reduction in HQLA securities or Swiss francs provided as collateral under the Swiss deposit insurance program due to this new requirement will be partially compensated by a reduced outflow factor applied to the Bank’s deposit insurance contribution amount.
> Refer to “Note 25 – Amounts receivable from and amounts payable to related parties” for further information on off-balance sheet transactions.
Statement of changes in equity
	Share capital	Legal capital reserves		Legal income reserves	Free reserves		Accumula- ted losses carried forward	Net profit/(loss)	Total share- holders' equity
2022 (CHF million)
Balance at beginning of period	4,400	39,534	[1]	3,461	0		(10,886)	(11,009)	25,500
Appropriation of net loss	–	–		–	–		(11,009)	11,009	–
Increase/(reduction) of capital	–	–		–	–		–	–	–
Capital contributions	–	3,890	[2]	–	–		–	–	3,890
Transfer of reserves [4]	–	(8,064)		(3,461)	7,500		4,025	–	–
Distribution for the financial year 2021	–	(570)		–	–		–	–	(570)
Net profit/(loss)	–	–		–	–		–	(12,565)	(12,565)
Balance at end of period	4,400	34,790	[1]	0	7,500	[3]	(17,870)	(12,565)	16,255
1
Included capital contribution reserves of CHF 38,970 million at the beginning of the period and CHF 34,790 million at the end of the period. Distributions from capital contribution reserves are free of Swiss withholding tax.

2 Represented a-fond-perdu contributions in cash by Credit Suisse Group AG of CHF 1,730 million on November 25, 2022 and CHF 2,160 million on December 9, 2022 to capital contribution reserves.
3 Included capital contribution reserves of CHF 7,500 million at the end of the period. Distributions from capital contribution reserves are free of Swiss withholding tax.
4 Transfer of legal reserves to free reserves and accumulated losses as approved by the extraordinary meeting of shareholders on April 29, 2022.

Notes to the financial statements
1 Company details, business developments and subsequent events
Company details
Credit Suisse AG (Bank parent company) is a Swiss bank incorporated as a joint stock corporation (public limited company) with its registered office in Zurich, Switzerland.
The Bank parent company is a wholly owned subsidiary of Credit Suisse Group AG (Group parent company) domiciled in Switzerland.
Number of employees
end of	2022	2021
Full-time equivalents
Switzerland	5,680	5,480
Abroad	3,800	3,950
Total	9,480	9,430
Business developments
Credit Suisse Group strategic review
On October 27, 2022, Credit Suisse announced a series of decisive actions following a strategic review conducted by its Board of Directors and Executive Board, focused on a restructuring of the Investment Bank, an accelerated cost transformation, and strengthened and reallocated capital. The transformation is intended to be funded through divestments, exits, the capital actions and existing resources. As the Group implements these actions, restructuring costs, including from asset impairments and liability valuations, are expected to arise in connection with business activities the Group plans to exit or transfer and their related infrastructure.
Internal control over financial reporting
The Bank parent company’s Board of Directors is responsible for establishing and maintaining adequate internal control over financial reporting which is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Swiss law. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
The Board of Directors has made an evaluation and assessment of the internal control over financial reporting as of December 31, 2022. Based upon its review and evaluation, the Board of Directors has concluded that, as of December 31, 2022, the Bank parent company’s internal control over financial reporting was not effective as it did not design and maintain an effective risk assessment process to identify and analyze the risk of material misstatements in its financial statements. This material weakness could result in misstatements of account balances or disclosures that would result in a material misstatement to the annual financial statements that would not be prevented or detected.
As a consequence, the statutory auditor PricewaterhouseCoopers AG (PwC) has issued a qualified opinion on the existence of an internal control designed for the preparation of the financial statements as of December 31, 2022.
Notwithstanding the existence of that material weaknesses in internal control over financial reporting, the Bank parent company confirms that its financial statements as at December 31, 2022 comply with Swiss law as reflected in PwC’s report on those financial statements.
The Bank parent company’s Board of Directors and the Executive Board have worked continuously in recent years to improve the control environment surrounding financial reporting with increased investment and additional resources and are committed to maintaining a strong internal control environment and implementing measures designed to help ensure that the material weaknesses are remediated with the highest priority. The Bank parent company’s Board of Directors and the Executive Board are developing a remediation plan to address the material weakness referred to above, including strengthening the risk and control framework, and which will build on the significant attention that management has devoted to controls to date.
Other than as described above, there were no changes in the Bank parent company’s internal control over financial reporting during the period covered by this report that have materially affected, or are reasonably likely to materially affect, the Bank parent company’s internal controls over financial reporting.
Valuation of participations
The carrying value of the Bank parent company’s participations in subsidiaries is reviewed for potential impairment on at least an annual basis as of December 31 and at any other time that events or circumstances indicate that the participations’ value may be impaired. During 2022, adverse market and economic conditions as well as the announcement on October 27, 2022 regarding the updated strategy, the organizational changes and planned business exits, primarily with regard to the Investment Bank division, were triggering events.
Based on the reviews performed, which included the support of an independent valuation specialist appointed by Credit Suisse, the Bank parent company recorded participation impairments of CHF 11.9 billion for the year 2022, which are reflected in the statement of income in impairment of participations, depreciation and amortization of tangible fixed assets and intangible assets.

Impairments of CHF 10.8 billion were recorded against the participation in Credit Suisse Holdings (USA) Inc. and CHF 1.1 billion on other entities.
Capital increase
On November 23, 2022, the Group held an Extraordinary General Meeting, at which shareholders approved two capital increases. The Group completed the first capital increase on November 25, 2022 by way of a share placement of 462,041,884 newly issued shares to qualified investors resulting in gross proceeds of CHF 1.76 billion. The Group completed the second capital increase by way of a rights offering on December 9, 2022. By the end of the rights exercise period, 98.2% of the rights had been exercised for the issuance of 872,989,594 shares. The remaining 16,378,864 newly issued shares for which rights were not exercised were sold in the market. The rights offering resulted in gross proceeds for the Group of CHF 2.25 billion. The capital increases resulted in 1,351,410,342 newly issued shares and gross proceeds for the Group of CHF 4.0 billion. Credit Suisse Group AG made capital contributions of CHF 3.89 billion to the Bank parent company.
Liquidity issues in the fourth quarter of 2022
During early fourth quarter of 2022, Credit Suisse began experiencing significantly higher withdrawals of cash deposits as well as non-renewal of maturing time deposits. However, as the quarter progressed, these outflows stabilized to much lower levels but had not yet reversed by year end. As is normal practice, the Group also limited its access to the capital markets in the period immediately preceding the strategy announcements the Group made on October 27, 2022. These developments also adversely impacted the Bank parent company.
Outflows in assets under management in the fourth quarter of 2022
As previously disclosed for the Group, Credit Suisse began experiencing deposit and net asset outflows in early fourth quarter of 2022 at levels that substantially exceeded the rates incurred in the third quarter of 2022. At the Group level, approximately two-thirds of these net asset outflows in the quarter concentrated in October 2022. The Bank parent company was affected by net asset outflows. Net asset outflows for the year represented approximately 14% of assets under management reported as of the end of 2021.
> Refer to “Note 28 – Assets under management” for further information.
Allfunds Group
In the fourth quarter of 2022, the Bank parent company sold its entire participation in Allfunds Group plc (Allfunds Group), which represented approximately 8.6% of the share capital of Allfunds Group, through an accelerated bookbuild offering to institutional investors. Following the completion of this transaction, the Bank parent company no longer holds any shares in Allfunds Group.
Supply chain finance fund matter
As previously reported, early March 2021, the boards of four supply chain finance funds (SCFF) managed by certain Bank subsidiaries decided to suspend redemptions and subscriptions of those funds to protect the interests of the funds’ investors, to terminate the SCFF and to proceed to their liquidation.
Beginning in the fourth quarter of 2021, the Bank introduced a fee waiver program for clients impacted by this matter wherein certain commissions and fees arising from current and future business transactions may be reimbursed on a quarterly basis, provided certain conditions are met. The Bank parent company incurred negative revenues of CHF 74 million in 2022 relating to this fee waiver program.
Subsequent events
Securitized Products Group
On November 15, 2022, Credit Suisse announced that it entered into definitive transaction agreements to sell a significant part of its Securitized Products Group (SPG) to entities and funds managed by affiliates of Apollo Global Management. This transaction involves phased closings through the first half of 2023 and represents an important step towards a managed exit from the SPG business and to de-risk the bank. On February 7, 2023, the parties completed the first closing of such transaction and the majority of the assets and professionals associated with the transaction are now part of or managed by ATLAS SP Partners, a new standalone credit firm focused on asset-backed financing and capital markets solutions. On February 23, 2023, the parties completed the second closing of such transaction, with further assets transferred.
CS First Boston
On February 9, 2023, the Group announced that it has taken further steps to progress the carveout of CS First Boston as a leading capital markets and advisory business through the acquisition of The Klein Group LLC, the investment banking business as well as the registered broker-dealer of M. Klein & Company LLC (the seller). The purchase price is USD 175 million. To align interests with the Group, the seller will receive a convertible note and a warrant. The note will provide annual payments and convert into, and the warrant entitles the seller to subscribe to, CS First Boston shares at a qualified initial public offering or other liquidity event, at the then-valuation of CS First Boston, less a customary discount. The principal amount of the convertible note is expected to be USD 100 million, with the balance being paid in cash dependent taxes to be paid by the seller at closing. The net present value of the transaction to the Group is expected to be approximately USD 210 million, which also includes interest cost, annual payments on the note and other payments that may in the future become payable in respect of this transaction. The transaction is expected to close in the first half of 2023.

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
In addition to preparing its own consolidated US GAAP financial statements, Credit Suisse AG is included in the scope of the published annual report of Credit Suisse Group AG, which includes a Group management report and consolidated financial statements prepared under US GAAP. The Bank parent company has no listed shares outstanding. Accordingly, the Bank parent company is exempt from providing certain disclosures in its standalone annual report, such as a management report, a statement of cash flows and certain notes to the financial statements.
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
Transactions denominated in currencies other than the functional currency of the related head office or branch are recorded by remeasuring them in the functional currency of the related head office or branch using the foreign exchange rate on the date of the transaction. As of the date of the balance sheet, monetary assets and liabilities, such as receivables and payables, are reported using the year-end spot foreign exchange rates. Gains and losses from foreign exchange rate differences are recorded in the statement of income in net income/(loss) from trading activities and fair value option. Non-monetary assets and liabilities are recorded using the historic exchange rate.
Assets and liabilities of foreign branches with functional currencies other than the Swiss franc are translated into Swiss franc equivalents using year-end spot foreign exchange rates, whereas revenues and expenses are translated at weighted average foreign exchange rates for the period. All foreign exchange translation effects are recognized in the statement of income in net income/(loss) from trading activities and fair value option.
The following table provides the foreign exchange rates applied for the preparation of the Bank parent company’s standalone financial statements.
Foreign exchange rates
	End of
	2022	2021
1 USD / 1 CHF	0.92	0.91
1 EUR / 1 CHF	0.99	1.03
1 GBP / 1 CHF	1.12	1.24
100 JPY / 1 CHF	0.70	0.79
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

Allowance for credit losses and non-accrual financial assets
The current expected credit loss (CECL) requirements in accordance with US GAAP as allowed under the Swiss GAAP statutory accounting rules for banks apply to all financial assets and off-balance sheet exposures measured at amortized cost or nominal value less allowance for credit losses. The expected credit loss amounts are based on a forward-looking, lifetime CECL model by incorporating reasonable and supportable forecasts of future economic conditions available at the reporting date. The expected credit loss amounts are estimated over the contractual term of the financial assets, taking into account the effect of prepayments. This requires considerable judgment over how changes in macroeconomic factors (MEFs) as well as changes in forward-looking borrower-specific characteristics will affect the expected credit loss amounts.
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
An allowance for credit losses is deducted from the amortized cost base or nominal value, respectively, of the financial asset. Changes in the allowance for credit losses are recorded in the statement of income in (increase)/release of allowance for default risks and losses from interest activities, or, if related to provisions for off-balance sheet credit exposures, in increase/(release) of provisions and other valuation adjustments, and losses.
Accrued interest from financial assets is recognized in the balance sheet in accrued income and prepaid expenses. Current expected credit losses are calculated on accrued interest receivables and any uncollectible accrued interest receivables are written off by reversing the related interest income.
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
Trading securities are carried at fair value with changes in fair value recorded in the statement of income in net income/(loss) from trading activities and fair value option. The fair value is determined using either the price set on a price-efficient and liquid market or a price calculated using a valuation model.
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
For fair value hedges, gains and losses resulting from the valuation of the hedging instruments are recorded in the same statement of income line items in which gains and losses from the hedged items are recognized. Valuation impacts resulting from fair valuing the risk being hedged of the hedged items are not recorded as an adjustment to the carrying value of the hedged items but are recorded in the compensation account included in other assets or other liabilities.
For cash flow hedges, gains and losses resulting from the valuation of the hedging instruments are deferred and recorded in the compensation account included in other assets or other liabilities. The deferred amounts are released and recorded in the statement of income in the same period when the cash flows from the hedged transactions or hedged items are recognized in earnings.
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
■ Impacts of changes in own credit spreads on the fair value of an issued debt instrument following initial recognition cannot be reflected in the statement of income. Impacts of changes in own credit spreads are recognized in the compensation account.
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
Debt securities held-to-maturity are measured at amortized cost less allowance for credit losses. An allowance for credit losses related to default risk is reported in the statement of income in increase/(release) of allowance for default risks and losses from interest activities. If debt securities held-to-maturity are sold or repaid before original maturity, the interest component of any realized gains or losses is deferred and amortized over the remaining original life of the debt security.
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
Dividends received from participations are generally recorded as dividend income. If dividend payments from a participation are made in the form of a capital repayment from paid-in capital or if the dividends do not result from sustainable profits and represent repayment of capital previously contributed to the respective participation such dividends are recorded as a reduction of the carrying value of the respective participation.
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
Commission income and commission expense are generally recorded on a gross basis in the statement of income.
Income tax accounting
Income taxes are based on the tax laws of each tax jurisdiction and are expensed in the period in which the taxable profits are made.
Tax provisions are recognized in the statement of income in the line item taxes and included in provisions on the balance sheet.
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
Prior period information
In 2022, the statement of income item “Increase/(release) of provisions and other valuation adjustments, and losses” included additional expenses of CHF 37 million related to 2021 to reflect the impact of a correction in loan commitments that are subject to the expected credit loss approach.
> Refer to “Note 8 – Increase/(release) of provisions and other valuation adjustments, losses and extraordinary income and expenses” and “Note 20 – Provisions and allowance for credit losses” for further information.
For the year ended December 31, 2021, the carrying value of due from customers secured by other collateral was revised from CHF 79,239 million to CHF 87,188 million, reflecting an increase of CHF 7,949 million due to a reassessment of collateral, with the corresponding unsecured exposure reduced by the same amount. Accordingly, the allowance for credit losses on loans and receivables secured by other collateral was revised from CHF 459 million to CHF 604 million, reflecting an increase of CHF 145 million, with the corresponding allowance for credit losses on unsecured loans and receivables reduced by the same amount.
> Refer to “Note 11 – Collateral and impaired loans and receivables” for further information.
For the year ended December 31, 2021, the notional amount of “Interest rate products – Options bought and sold (OTC)” was revised from CHF 162,050 million to CHF 214,558 million, within the corresponding positive replacement value revised from CHF 1,265 million to CHF 1,736 million and the negative replacement value revised from CHF 1,074 million to CHF 1,545 million. Further, the notional amount of “Precious metal products – Options bought and sold (OTC)” was revised from CHF 10,560 million to CHF 11,442 million. With the revision of the positive and negative replacement values, corresponding changes were made to the disclosure of model-based replacement values and the disclosure of replacement values before consideration of master netting agreements.
> Refer to “Note 13 – Derivative financial instruments” for further information.
As noted in our 2021 Annual Report, the Bank parent company identified an accounting issue that was not material to the prior period financial statements. The Bank parent company identified this accounting issue with respect to the net balance sheet treatment relating to the presentation of a limited population of certain securities lending and borrowing activities. As a result, the balance sheet positions for assets and liabilities from securities lending and borrowing, repurchase and reverse repurchase agreements and the related note disclosure related to these activities were presented on a gross basis and prior periods were revised. Beginning with the quarter ended June 30, 2022, the Bank parent company has recorded these securities lending and borrowing transactions as a single unit of account and as a result these transactions will no longer be presented on a gross basis. The Bank parent company did not adjust prior period financial information, which continue to reflect a presentation on a gross basis.
3 Risk management, derivatives and hedging activities
Risk management
Governance
The risk governance framework of the Bank parent company and its consolidated subsidiaries (the Bank) is based on a “three lines of defense” governance model, where each line has a specific role with defined responsibilities and works in close collaboration to identify, assess and mitigate risks.
The first line of defense represents the function or business area that allows the risk to enter the Bank from clients, employees or other third parties or events and is responsible for identifying, measuring, managing and reporting risks on a front-to-back basis in line with the Board’s risk appetite. The first line of defense is fully accountable for managing risks inherent in its activities.
The second line of defense consists of independent risk management, compliance and control functions which are responsible for establishing risk management framework and associated control standards, and providing independent challenge to the activities, processes and controls carried out by the first line of defense. In this context, the Risk function (Risk), for example, is responsible for articulating and designing the risk appetite framework across the Bank. The second line of defense can perform and complement the responsibility of identification, measurement, management and reporting of risks, while the first line of defense retains the overall accountability for risk management related to its activities. Independent risk management in the second line of defense is not limited to the Risk and Compliance functions. Instead, it comprises all relevant standard setting and independent review and challenge activities over processes and controls carried out by the first line of defense in relation to the risks faced.
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
Board of Directors
The Board is responsible for the Bank’s overall strategic direction, supervision and control, and for defining the Bank’s overall tolerance for risk. In particular, the Board approves the risk management framework and sets overall risk appetite for the Group in consultation with its Risk Committee, among other responsibilities and authorities defined in the Organizational Guidelines and Regulations (OGR).
The Risk Committee is responsible for assisting the Board in fulfilling its oversight responsibilities of risk management. These responsibilities include the oversight of the enterprise-wide risk management and practices, the promotion of a sound risk culture with clear accountability and ownership, the review of key risks and resources, and the assessment of the effectiveness and efficiency of the Group’s risk function.
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
The Compensation Committee is responsible for determining, reviewing and proposing compensation and related principles for the Bank. Under the compensation risk framework, various corporate functions including Risk, Compliance, General Counsel, People, Internal Audit and Product Control, provide input for the assessment of the divisions’ overall risk and conduct performance and determine an overall risk rating. The overall risk rating is shared and discussed with the chairs of the Audit Committee, Conduct and Financial Crime Control Committee and Risk Committee, and is contemplated as part of the divisions’ and certain individuals’ performance.
The Digital Transformation and Technology Committee is responsible for assisting the Board in setting, steering and overseeing the execution of the bank’s data, digitalization and technology strategy. The committee is tasked with overseeing the strategically aligned execution of the bank’s major digitalization and technology initiatives as well as governance standards for digital transformation across the bank.
Executive Board
The Executive Board is responsible for establishing the Bank’s strategic business plans, subject to approval by the Board, and implementing such plans. It further reviews and coordinates significant initiatives and approves bank-wide policies. The CRO and the Chief Compliance Officer of the Group (CCO) represent the Risk and Compliance functions, respectively, and provide regular information and reports to the Executive Board and the Board.
The Executive Board Risk Management Committee (ExB RMC), co-chaired by the Group’s CEO, CRO and CCO, is primarily responsible for steering and monitoring the development and execution of the Group’s risk management strategy, approving risk appetite for financial and non-financial risks under its authority, monitoring risk appetite metrics including limit breaches and remediation, as well as reviewing the aggregate and highest risk exposures and risk concentrations. The ExB RMC approves applications for risk limits that require final approval by the Risk Committee or the Board. The ExB RMC is also responsible for reviewing and assessing the internal control system and resolving risk issues raised by subordinated risk committees or ExB RMC members, or escalation to the Board.
The Group Capital Allocation and Liability Management Committee (Group CALMC) reviews the funding and balance sheet trends and activities, plans and monitors regulatory and business liquidity requirements and internal and regulatory capital adequacy. Group CALMC also reviews and proposes the contingency funding plan for approval by the Board, reviews the position taking of interest rate risk in the banking book and decides on changes in approaches relating to investment of own equity. Further, it sets internal targets, approves and reviews adherence to internal targets for capital allocation, funding, liquidity and capital management actions, including the review and monitoring of share repurchases.
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
The Bank’s risk appetite framework is governed by an overarching global policy that encompasses the suite of specific policies, processes and systems, with which the risk constraints are calibrated and the risk profile is managed. Strategic risk objectives (SROs) are effectively embedded across the organization at the Bank, business division and legal entity level through a suite of different types of risk measures (quantitative and qualitative) as part of the Bank’s efforts to ensure it operates within the thresholds defined by the Board. The SROs are regularly assessed as part of the continuing enhancements to the Bank’s risk management processes. In February 2023, the Board approved an enhanced set of SROs to support the Bank’s strategic objectives, which consist of:
■ promoting stability of earnings to support performance in line with financial objectives;
■ ensuring sound management of funding and liquidity in normal and stressed conditions;
■ maintaining capital adequacy under both normal and stressed conditions;
■ maintaining the integrity of the Bank’s business and operations;
■ controlling concentrations within position risk or revenues which may pose a material risk to the Bank;
■ managing environmental, social and governance risks as well as impacts related to the provision of financial services in line with our sustainability principles and commitments; and
■ managing intercompany risk.
Bank-wide risk appetite is determined in partnership with the financial and capital planning process at least annually, based on bottom-up forecasts, risk-reward and divisional objectives that reflect planned risk usage by the businesses and top-down, in alignment with Board-driven strategic risk objectives and risk appetite. Scenario-based stress testing of financial and capital plans is an essential element in the risk appetite calibration process, through which the strategic risk objectives, financial resources and business plans are aligned. The risk appetite is approved through a number of internal governance forums, including the Credit Suisse AG Parent CALRMC, the Risk Committee and, subsequently, by the Board. Ad hoc risk appetite reviews may be triggered by material market events, material loss events, material revisions to the financial and capital plans, the internal capital adequacy assessment process (ICAAP) results as well as following breaches of Board-level risk constraints.
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
Risk coverage and management
The Bank uses a wide range of risk management practices to address the variety of risks that arise from its business activities. Policies, processes, standards, risk assessment and measurement methodologies, risk appetite constraints, and risk monitoring and reporting are key components of its risk management practices. The Bank’s risk management practices complement each other in the Bank’s analysis of potential loss, support the identification of interdependencies and interactions of risks across the organization and provide a comprehensive view of its exposures. The Bank regularly reviews and updates its risk management practices to promote consistency with its business activities and relevance to its business and financial strategies. The Bank’s main risk types include the following:
■ Capital risk
■ Credit risk
■ Market risk
■ Funding liquidity risk
■ Non-financial risk
■ Model risk
■ Reputational risk
■ Climate-related risks
■ Business risk
■ Fiduciary risk
■ Pension risk
Climate-related risks are a core element of sustainability risks. Sustainability risks are potentially adverse impacts on the environment, on people or society, which may be caused by, contributed to or directly linked to financial service providers, usually through the activities of their clients. These may manifest themselves as reputational risks, but potentially also other risk types such as credit or non-financial risks. Credit Suisse considers sustainability risks in its Group-wide reputational risk review process.
> Refer to “Reputational risk” for further information on sustainability risks.
Capital risk
Capital risk is the risk that the Bank does not have adequate capital to support its activities and maintain the minimum capital requirements. The Bank maintains a robust and comprehensive framework for assessing capital adequacy, defining internal capital targets and ensuring that these capital targets are consistent with the Bank’s overall risk profile and the current operating environment.
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
Stress testing is a fundamental element of the Bank-wide risk appetite framework included in overall risk management to ensure that the Bank’s financial position and risk profile provide sufficient resilience to withstand the impact of severe economic conditions. Stress testing results are monitored against limits, and are used in risk appetite discussions and strategic business planning and to support the Bank’s ICAAP. Within the risk appetite framework, the ExB RMC sets Bank-wide and divisional stressed position loss limits to correspond to minimum post-stress capital ratios.
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
Credit risk can arise from the execution of the Bank’s business strategy in the divisions and includes risk positions such as exposures directly held in the form of lending products (including loans, money market deposits and credit guarantees) or traded products (derivatives, securities financing), shorter-term exposures such as underwriting commitments pending distribution, and settlement risk related to the exchange of cash or securities outside of typical delivery versus payment structures.
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
In addition to traditional credit exposure measurement, monitoring and management using current and potential future exposure metrics, Credit Risk performs counterparty and portfolio credit risk assessments of the impact of various internal stress test scenarios. Credit Risk assesses the impact to credit risk exposures arising from market movements in accordance with the scenario narrative, which can further support the identification of concentration or tail risks. Its scenario suite includes historical scenarios as well as forward-looking scenarios which are used across the Risk function.
Counterparty and transaction assessments
The Bank evaluates and assesses counterparties and clients to whom it has credit exposures. For the majority of counterparties and clients, the Bank uses internally developed statistical rating models to determine internal credit ratings which are used across the Risk function.
> Refer to “Credit quality information” in Note 21 – Expected credit losses and credit quality for further information on counterparty transaction assessments.
Credit limits
Credit exposures are managed at the counterparty and ultimate parent level in accordance with credit limits which apply in relation to notional exposure, potential future exposure and stress exposure where appropriate. Credit limits are established to constrain the lending business where exposure is typically related to committed loan amounts, and similarly in relation to the trading business where exposure is typically subject to model-based estimation of future exposure amounts. Credit limits to counterparties and groups of connected companies are subject to formal approval under delegated authority within the divisions where the credit exposures are generated, and, where significant in terms of size or risk profile, are subject to further escalation to the Group chief credit officer or the CRO.
In addition to counterparty and ultimate parent exposures, credit limits and flags are also applied at the portfolio level to monitor and manage risk concentrations such as to specific industries, countries or products. In addition, credit risk concentration is regularly supervised by credit and risk management committees. Breaches of credit limits and other risk constraints, including stress scenario impacts, are monitored on an ongoing basis with formal escalation procedures in place. Limit breaches require escalation to the relevant limit setting authority.
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
The Bank has an impairment process for loans valued at amortized cost which are specifically classified as potential problem loans, non-performing loans, non-interest-earning loans or restructured loans. The Bank maintains specific allowances for credit losses, which the Bank considers to be a reasonable estimate of losses identified in the existing credit portfolio, and provides for credit losses based on a regular and detailed analysis of all counterparties, taking collateral value into consideration, where applicable. If uncertainty exists as to the repayment of either principal or interest, a specific allowance for credit losses is either created or adjusted accordingly. The specific allowance for credit losses is revalued regularly by the recovery management function depending on the risk profile of the borrower or credit-relevant events. The Bank regularly reviews the appropriateness of allowances for credit losses.
> Refer to “Estimating expected credit losses” in Note 21 – Expected credit losses and credit quality for further information on expected credit losses under the CECL accounting guidance.
Risk mitigation
Drawn and undrawn credit exposures are managed by taking financial and non-financial collateral supported by enforceable legal documentation, as well as by utilizing credit hedging techniques. Financial collateral in the form of cash, marketable securities (e.g., equities, bonds or funds) and guarantees serves to mitigate the inherent risk of credit loss and to improve recoveries in the event of a default. Financial collateral received in the form of securities is subject to controls on eligibility and is supported by frequent market valuation depending on the asset class and are monitored to determine whether any margin calls are required to ensure exposures remain adequately collateralized. Depending on the quality of the collateral, appropriate haircuts are applied for risk management purposes. Collateral monitoring, management and margining are applied to credit exposures resulting from both on balance sheet financing of securities and synthetic financing of positions for clients through derivative contracts.
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
Traded market risks mainly arise from the Bank’s trading activities, primarily in the Investment Bank.
Non-traded market risk primarily relates to asset and liability mismatch exposures in the Bank’s banking books. The Bank’s businesses and Treasury have non-traded portfolios that carry market risks, mainly related to changes in interest rates but also to changes in foreign exchange rates.

The Bank uses market risk measurement and management methods capable of calculating comparable exposures across its many activities and employs focused tools that can model specific characteristics of certain instruments or portfolios. The tools are used for internal market risk management, internal market risk reporting and external disclosure purposes. The Bank’s principal market risk measures for traded market risk are VaR, scenario analysis, as included in the stress testing framework, position risk, as included in the Bank’s economic risk capital, and sensitivity analysis. These measures complement each other in the Bank’s market risk assessment and are used to measure traded market risk at the Bank level. In addition, a counterparty market risk function is designed to support the management of counterparty risk, leveraging product-related market risk knowledge to complement the credit risk approach. The Bank’s risk management practices are regularly reviewed to ensure they remain appropriate and fit for purpose.
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
Structural foreign exchange risk is a market risk stemming from the Bank’s investments in foreign operations denominated in currencies other than the reporting currency of the Bank, net of hedges, and is subject to fluctuations in exchange rates. The risk is actively monitored by Treasury to ensure that the level of sensitivity of the Bank’s CET1 ratio to adverse movements in foreign exchange rates is within parameters set out in the risk appetite framework. Non-structural foreign exchange risk relates to the foreign currency risk from banking book positions other than from the Bank’s investment in foreign operations. This risk is managed under the Bank’s traded market risk constraints framework.
Funding liquidity risk
Funding liquidity risk is the risk that the Bank, although solvent, either does not have sufficient financial resources to enable it to meet its obligations as they fall due, or can secure such resources only at excessive cost.
The liquidity and funding strategy is approved by the Group CALMC and overseen by the Board. The implementation and execution of the funding and liquidity strategy is managed by Treasury. The global liquidity group centralizes control of liability and collateral management with the aim of optimizing liquidity sourcing, funding costs and the high-quality liquid assets (HQLA) portfolio within Treasury. Treasury ensures adherence to the Bank’s funding policy and the global liquidity group is focused on the efficient coordination of the short-term unsecured and secured funding desks. This approach enhances the Bank’s ability to manage potential liquidity and funding risks and to promptly adjust its liquidity and funding levels to meet stress situations. The Bank’s liquidity and funding profile is regularly reported to the Credit Suisse AG Parent CALRMC, the Group CALMC and the Board, who define the Bank’s risk tolerance, including liquidity risk, and set parameters for the balance sheet and funding usage of its businesses. The Board is responsible for defining the Bank’s overall risk tolerance in the form of a risk appetite statement.
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
Non-financial risk scenario analysis is a forward-looking tool that is used to identify and measure exposure to a range of potential adverse events, such as unauthorized trading, transaction processing errors and compliance issues. These scenarios help businesses and functions assess the suitability of controls in light of existing risks and estimate hypothetical but plausible risk exposures. Scenarios are developed to support stressed loss projections and capital calculations in response to requirements set by regulatory agencies in the jurisdictions in which the Bank operates.
The Bank uses internally validated and approved models to calculate its regulatory capital requirements for non-financial risk (also referred to as “operational risk capital”) across the Bank and for major legal entities. For Bank regulatory capital requirements, a model under the advanced measurement approach (AMA) is applied.
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
Model risk
Model risk is the risk of adverse consequences from decisions made based on model results that may be incorrect, misinterpreted or used inappropriately. All models and qualitative estimation approaches are imperfect approximations and assumptions that are subject to varying degrees of uncertainty in their output depending on, among other factors, the model’s complexity and its intended application. As a result, modeling and estimation errors may result in inappropriate business decisions, financial loss, regulatory and reputational risk and incorrect or inadequate capital reporting. Model errors, intrinsic uncertainty and inappropriate use are the primary contributors to aggregate Bank-wide model risk. This framework is owned by the Model Risk Management function, which is structured as a second line of defense independent from the first line of defense, i.e., the model users, developers and supervisors who own, develop, implement and maintain models.
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
The Model Risk Management function is responsible for overseeing model risk at Credit Suisse and ensuring compliance with model governance policies and standards. The Model Risk Management function reviews models, reports model limitations to key stakeholders, tracks remediation plans for validation findings and reports on model risk tolerances and metrics to senior management. The Model Risk Management function oversees controls to facilitate a complete and accurate Bank-wide model inventory and coordinates semi-annual attestations by the first line of defense with the aim of achieving completeness and accuracy of its model inventory.
Reputational risk
Reputational risk is the risk that negative perception by the Bank’s stakeholders, including clients, counterparties, employees, shareholders, regulators and the general public, may adversely impact client acquisition and damage the Bank’s business relationships with clients and counterparties, affecting staff morale and reducing access to funding sources.
Reputational risk may arise from a variety of sources, including, but not limited to, the nature or purpose of a proposed transaction or service, the identity or activity of a potential client, the regulatory or political climate in which the business will be transacted, significant public attention surrounding the transaction itself or the potential sustainability risks of a transaction. Sustainability risks have potentially adverse impacts on the environment, on people or society, which may be caused by, contributed to or directly linked to financial service providers, usually through the activities of their clients. These may manifest themselves as reputational risks, but potentially also as other risk types such as credit or non-financial risks. Reputational risk may also arise from reputational damage in the aftermath of a non-financial risk incident, such as cyber crime or the failure by employees to meet expected conduct and ethical standards.
Reputational risk is included in the Bank’s risk appetite framework to ensure that risk-taking is aligned with the approved risk appetite. The Bank highly values its reputation and is fully committed to protecting it through a prudent approach to risk-taking and a responsible approach to business. This is achieved through a culture of risk awareness as well as dedicated processes, resources and policies focused on identifying, evaluating, managing and reporting potential reputational risks. This is also achieved by applying the highest standards of personal accountability and ethical conduct as set out in the Group’s Code of Conduct and the Group’s approach to cultural values and behaviors. Reputational risk potentially arising from proposed business transactions, client activity or joining initiatives or affiliations (including joining third party groups, providing support to causes, speaking engagements, charitable donations, political donations directly or through sponsorships) is assessed in the reputational risk review process. The Group’s global policy on reputational risk requires employees to be conservative when assessing potential reputational impact and, where certain indicators give rise to potential reputational risk, the relevant business proposal or service must be submitted through the reputational risk review process.
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

Climate-related risks
Climate-related risks are the potentially adverse direct and indirect impacts on the Bank’s financial metrics, operations or reputation due to transition or physical effects of climate change. Climate-related risks are a core element of sustainability risks.
The Bank publishes its climate-related disclosures following the structure provided by the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD). These are included in Credit Suisse’s Sustainability Report as well as in the TCFD Report. The disclosures include quantitative metrics alongside explanations of the frameworks relied upon, and Credit Suisse’s overall climate strategy.
> Refer to credit-suisse.com/sustainabilityreport for the Group’s Sustainability Report 2022 and to credit-suisse.com/tcfd for an extract of disclosures in accordance with TCFD.
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
The Bank’s businesses are also exposed to a variety of risks that could adversely impact its dividend payments or share buyback programs, including risks associated with the illiquid investments of the Bank. These investments are defined as investments held in the banking book usually with a longer-term time horizon and are not subject to the Bank’s market risk framework (e.g., VaR measurement). Illiquid investments include private equity, hedge fund and mutual fund seed and co-investments, strategic investments (e.g., joint ventures and minority investments) as well as other investments, such as collateralized loan obligations mandated by regulatory risk retention requirements. Trading assets and banking book loans are not covered under the illiquid investment risk framework.
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
Economic hedges
Economic hedges arise when the Bank parent company enters into derivative contracts for its own risk management purposes, but the economic relationships do not qualify for hedge accounting. These economic hedges include the following types:
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
Derivatives used in economic hedges are included as trading assets or trading liabilities in the balance sheet.
Hedge accounting
Hedge accounting for the Bank parent company is determined, recorded and disclosed in accordance with US GAAP as allowed under Swiss GAAP statutory accounting rules for banks.
> Refer to “Note 13 – Derivative financial instruments” for further information on hedge accounting.
Fair value hedges
The Bank designates fair value hedges as part of an overall interest rate risk management strategy that incorporates the use of derivative instruments to minimize fluctuations in earnings that are caused by interest rate volatility. The Bank uses derivatives to hedge for changes in fair value as a result of the interest rate risk associated with loans, debt securities held as available-for-sale and long-term debt instruments.
Cash flow hedges
The Bank hedges the variability in interest cash flows mainly on mortgages, loans and reverse repurchase agreements by using interest rate swaps to convert variable rate assets to fixed rates.
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
4 Net income from interest activities
Net income from interest activities for 2021 included an increase of allowance for default risks of CHF 298 million from the adoption of the CECL accounting guidance on January 1, 2021.
Negative interest income and expense
in	2022	2021
CHF million
Negative interest income debited to interest income	(224)	(367)
Negative interest expenses credited to interest expense	101	151
Negative interest income is debited to interest income and negative interest expense is credited to interest expense.

5 Net income/(loss) from trading activities and fair value option
in	2022	2021
By risk of underlying instruments (CHF million)
Interest rate products [1]	(3,219)	(336)
Equity products [1]	(721)	(149)
Foreign exchange	914	905
Precious metals	(73)	5
Commodities [2]	8	(3)
Credit products	530	(1,380)
Other products	(2)	22
Net income/(loss) from trading activities and fair value option	(2,563)	(936)
of which net income/(loss) from liabilities valued under the fair value option	5,750	(2,750)
1 Includes trading income/(loss) from related fund investments.
2 Includes energy products.
Trading activities at the Bank parent company level are monitored and managed for legal entity-specific treasury, risk management and capital adequacy purposes and are not measured along divisional or individual business lines. The trading activities of the divisions or individual businesses are monitored and managed mainly at the Group level on the basis of US GAAP financial metrics.
6 Personnel expenses
in	2022	2021
CHF million
Salaries	1,454	1,480
of which variable compensation expenses [1]	123	259
Social benefit expenses	241	267
of which pension and other post-retirement expenses	135	155
Other personnel expenses	161	73
Personnel expenses	1,856	1,820
1 Includes current and deferred variable compensation expenses.
7 General and administrative expenses
in	2022	2021
CHF million
Occupancy expenses	139	137
Information and communication technology expenses	105	89
Furniture and equipment	10	10
Fees to external audit companies	49	45
of which fees for financial and regulatory audits [1]	48	44
of which fees for other services	1	1
Other operating expenses [2]	3,889	4,042
General and administrative expenses	4,192	4,323
1 Represents total fees for financial statement, regulatory and related audit services paid by legal entity Credit Suisse AG to external audit companies.
2 Partially related to operating expenses charged by affiliated companies for services provided to the Bank parent company.
8 Increase/(release) of provisions and other valuation adjustments, losses and extraordinary income and expenses
Increase/(release) of provisions and other valuation adjustments, and losses
in	2022		2021
CHF million
Increase/(release) of provisions	283	[1]	114	[2]
Other losses	4		6
Increase/(release) of provisions and other valuation adjustments, and losses	287		120
1
Primarily related to increases in litigation provisions, partially offset by a net release of provisions for off-balance sheet default risks. In 2022, provisions for off-balance sheet default risks included additional expenses of CHF 37 million related to the prior year. Refer to "Prior period information" in Note 2 – Accounting and valuation principles for further information.

2
Primarily related to increases in litigation provisions, partially offset by a net release of provisions for off-balance sheet default risks. In 2021, provisions for off-balance sheet default risks included an expense of CHF 13 million from the adoption of the CECL accounting guidance on January 1, 2021.

Extraordinary income and expenses
in	2022		2021
CHF million
Gains realized from the disposal of participations	5		218	[1]
Gains realized from the disposal of tangible fixed assets [2]	271		199
Extraordinary income	276		417
Losses realized from the disposal of participations	(62)	[3]	0
Extraordinary expenses	(62)		0
1 Included a gain of CHF 166 million related to the partial sales of Allfunds Group and a gain of CHF 51 million related to the sale of Credit Suisse Life & Pensions AG.
2 Includes realized gains from the sale of real estate (bank premises).
3 Reflects a realized loss from the sale of the residual stake in Allfunds Group.

9 Taxes
in	2022	2021
CHF million
Current income tax (expense)/benefit	241	(203)
Non-income-based tax (expense)/benefit [1]	(32)	(40)
Taxes	209	(243)
1 Includes capital taxes and other non-income based taxes such as UK bank levy costs.
For the financial years ended December 31, 2022 and 2021, the average tax rate, defined as income tax expense divided by the sum of profit before income tax, was 2% and (2)%, respectively. Income tax expense for the financial years ended December 31, 2022 and 2021 reflected a benefit of CHF 203 million and CHF 82 million, respectively, from the utilization of tax losses carried forward. The calculation is based on statutory tax rates applied to the taxable profit against which tax loss carry forwards were utilized.
10 Assets and liabilities from securities lending and borrowing, repurchase and reverse repurchase agreements
end of	2022	2021
CHF million
Carrying value of receivables from cash collateral paid for securities borrowed and reverse repurchase agreements – gross	59,439	94,414
Impact from master netting agreements	(7,059)	(7,374)
Carrying value of receivables from cash collateral paid for securities borrowed and reverse repurchase agreements – net	52,380	87,040
Carrying value of liabilities from cash collateral received for securities lent and repurchase agreements – gross	59,705	100,529
Impact from master netting agreements	(7,059)	(7,374)
Carrying value of liabilities from cash collateral received for securities lent and repurchase agreements – net	52,646	93,155
Carrying value of securities transferred under securities lending and borrowing and repurchase agreements	18,878	23,726
of which transfers with the right to resell or repledge	14,214	14,191
Fair value of securities received under securities lending and borrowing and reverse repurchase agreements with the right to resell or repledge	108,093	209,775
of which repledged	72,198	164,013
of which resold	2,977	1,991

11 Collateral and impaired loans and receivables
Collateralization of loans and receivables
	Secured				[1]	Unsecured		Total
end of	Mortgages	Other collateral	[2]	Total
2022 (CHF million)
Due from customers	220	81,366		81,586		37,991		119,577
Residential property	3,508	0		3,508		13		3,521
Offices and commercial property	1,275	0		1,275		0		1,275
Manufacturing and industrial property	210	0		210		0		210
Other	45	0		45		0		45
Mortgage loans	5,038	0		5,038		13		5,051
Gross amount	5,258	81,366		86,624		38,004		124,628
Allowance for credit losses	(6)	(648)		(654)		(1,398)		(2,052)
Net amount	5,252	80,718		85,970		36,606		122,576
of which due from customers	219	80,718		80,937		36,606		117,543
of which mortgage loans	5,033	0		5,033		0		5,033
2021 (CHF million)
Due from customers	645	87,188	[3]	87,833		67,707	[3]	155,540
Residential property	3,677	0		3,677		13		3,690
Offices and commercial property	1,182	0		1,182		0		1,182
Manufacturing and industrial property	151	0		151		0		151
Other	41	0		41		0		41
Mortgage loans	5,051	0		5,051		13		5,064
Gross amount	5,696	87,188		92,884		67,720		160,604
Allowance for credit losses	(28)	(604)	[3]	(632)		(1,073)	[3]	(1,705)
Net amount	5,668	86,584		92,252		66,647		158,899
of which due from customers	643	86,584	[3]	87,227		66,647	[3]	153,874
of which mortgage loans	5,025	0		5,025		0		5,025
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

2
Other collateral includes various types of eligible collateral, e.g., securities, cash deposits, financial receivables related to factoring, certain real assets such as ownership titles in ship and aircraft, inventories and commodities, as well as certain non-tangible securities such as licensing agreements or guarantees.

3 Prior period has been revised. Refer to "Prior period information" in Note 2 – Accounting and valuation principles for further information.
Collateralization of off-balance sheet transactions
	Secured			[1]	Unsecured		Total
end of	Mortgages	Other collateral	Total
2022 (CHF million)
Contingent liabilities	13	5,699	5,712		7,088	[2]	12,800
Irrevocable commitments	718	44,406	45,124		38,459		83,583
Obligations for calls on shares and additional payments	0	2	2		0		2
Off-balance sheet transactions	731	50,107	50,838		45,547		96,385
2021 (CHF million)
Contingent liabilities	10	3,454	3,464		10,854	[2]	14,318
Irrevocable commitments	576	49,782	50,358		41,570		91,928
Obligations for calls on shares and additional payments	0	8	8		1		9
Off-balance sheet transactions	586	53,244	53,830		52,425		106,255
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

2 A majority of contingent liabilities are related to guarantees issued in favor of Group companies.

Impaired loans and receivables
end of	Gross amount outstanding	Estimated realizable collateral value	[1]	Net amount outstanding	Specific allowance
2022 (CHF million)
Impaired loans and receivables	3,709	2,213		1,496	1,661
2021 (CHF million)
Impaired loans and receivables	2,984	1,697		1,287	1,299
1 Represents the estimated realizable collateral value up to the related gross amount outstanding.
Changes in impaired loans and receivables
	2022			2021
	Due from customers	Mortgage loans	Total	Due from customers	Mortgage loans	Total
CHF million
Balance at beginning of period	2,745	239	2,984	2,934	228	3,162
Change in organization [1]	–	–	–	(6)	0	(6)
New impaired balances	1,649	35	1,684	566	64	630
Increase of existing impaired balances	256	17	273	229	1	230
Reclassifications to non-impaired status	(171)	(16)	(187)	(142)	(1)	(143)
Repayments	(642)	(50)	(692)	(472)	(49)	(521)
Liquidation of collateral, insurance and guarantee payments	0	(4)	(4)	(27)	(2)	(29)
Write-offs	(195)	(5)	(200)	(285)	(1)	(286)
Sales	(67)	0	(67)	(102)	0	(102)
Foreign exchange translation impact	(68)	(14)	(82)	50	(1)	49
Balance at end of period	3,507	202	3,709	2,745	239	2,984
Changes in impaired loan and receivable classification during the year are reflected on a gross basis.
1 Includes impacts such as from mergers, spin-offs and other organizational changes.
> Refer to “Note 20 – Provisions and allowance for credit losses” and “Note 21 – Expected credit losses and credit quality” for further information.
12 Trading assets and liabilities and other financial instruments held at fair value
Trading assets
end of	2022	2021
CHF million
Debt securities, money market instruments and money market transactions	23,010	36,077
of which exchange-traded	1,518	1,859
Equity securities	2,682	2,966
Precious metals and commodities	380	367
Trading assets	26,072	39,410
of which carrying value determined based on a valuation model	16,955	28,382
of which securities eligible for repurchase transactions in accordance with liquidity regulations	272	152
Trading liabilities and liabilities from other financial instruments held at fair value
end of	2022	2021
CHF million
Debt securities, money market instruments and money market transactions	2,436	2,407
of which exchange-traded	297	206
Equity securities	421	2,379
Trading liabilities	2,857	4,786
Structured products	43,725	50,262
Liabilities from other financial instruments held at fair value	43,725	50,262
Trading liabilities and liabilities from other financial instruments held at fair value	46,582	55,048
of which carrying value determined based on a valuation model	44,067	50,859

13 Derivative financial instruments
	Trading			Hedging			[1]
end of 2022	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)
CHF million
Forwards and forward rate agreements	301,014	1,569	1,459	0	0	0
Swaps	1,369,881	20,716	19,361	96,563	102	1,676
Options bought and sold (OTC)	266,250	2,012	1,805	0	0	0
Futures	12,976	0	0	0	0	0
Options bought and sold (exchange-traded)	0	0	0	0	0	0
Interest rate products	1,950,121	24,297	22,625	96,563	102	1,676
Forwards and forward rate agreements	788,702	10,050	10,687	0	0	0
Swaps	97,117	2,581	3,043	0	0	0
Options bought and sold (OTC)	152,289	1,637	1,544	0	0	0
Foreign exchange products	1,038,108	14,268	15,274	0	0	0
Forwards and forward rate agreements	9,158	148	94	0	0	0
Swaps	1,464	16	9	0	0	0
Options bought and sold (OTC)	9,125	143	124	0	0	0
Futures	38	0	0	0	0	0
Options bought and sold (exchange-traded)	324	0	0	0	0	0
Precious metal products	20,109	307	227	0	0	0
Forwards and forward rate agreements	11	1	0	0	0	0
Swaps	31,102	1,077	3,694	0	0	0
Options bought and sold (OTC)	32,670	1,556	990	0	0	0
Futures	251	0	0	0	0	0
Options bought and sold (exchange-traded)	9,439	842	235	0	0	0
Equity/index-related products	73,473	3,476	4,919	0	0	0
Credit default swaps	44,938	417	531	0	0	0
Total return swaps	7,048	1,216	626	0	0	0
Other credit derivatives	1,736	22	24	0	0	0
Credit derivatives	53,722	1,655	1,181	0	0	0
Swaps	6,191	834	118	0	0	0
Options bought and sold (OTC)	0	0	0	0	0	0
Other derivative products	6,191	834	118	0	0	0
Derivative financial instruments [2]	3,141,724	44,837	44,344	96,563	102	1,676
of which replacement value determined based on a valuation model	–	42,642	42,772	–	102	1,676
1 Relates to derivative financial instruments that qualify for hedge accounting.
2 Before impact of master netting agreements.

Derivative financial instruments (continued)
	Trading						Hedging			[1]
end of 2021	Notional amount		Positive replacement value (PRV)		Negative replacement value (NRV)		Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)
CHF million
Forwards and forward rate agreements	704,320		684		657		0	0	0
Swaps	1,856,129		11,833		10,291		109,098	448	240
Options bought and sold (OTC)	311,386		1,211		1,438		0	0	0
Futures	9,983		0		0		0	0	0
Options bought and sold (exchange-traded)	17,437		1		0		0	0	0
Interest rate products	2,899,255		13,729		12,386		109,098	448	240
Forwards and forward rate agreements	1,085,569		7,662		7,831		0	0	0
Swaps	99,330		1,878		2,195		0	0	0
Options bought and sold (OTC)	214,558	[2]	1,736	[2]	1,545	[2]	0	0	0
Foreign exchange products	1,399,457		11,276		11,571		0	0	0
Forwards and forward rate agreements	11,924		161		97		0	0	0
Swaps	1,669		23		10		0	0	0
Options bought and sold (OTC)	11,442	[2]	238		77		0	0	0
Futures	372		0		0		0	0	0
Options bought and sold (exchange-traded)	7,944		29		38		0	0	0
Precious metal products	33,351		451		222		0	0	0
Forwards and forward rate agreements	9		0		3		0	0	0
Swaps	87,672		2,622		2,685		0	0	0
Options bought and sold (OTC)	32,087		1,914		1,477		0	0	0
Futures	754		0		0		0	0	0
Options bought and sold (exchange-traded)	12,707		378		275		0	0	0
Equity/index-related products	133,229		4,914		4,440		0	0	0
Credit default swaps	43,225		420		669		0	0	0
Total return swaps	8,877		195		775		0	0	0
Other credit derivatives	470		67		0		0	0	0
Credit derivatives	52,572		682		1,444		0	0	0
Swaps	6,403		927		118		0	0	0
Options bought and sold (OTC)	208		10		10		0	0	0
Other derivative products	6,611		937		128		0	0	0
Derivative financial instruments [3]	4,524,475		31,989		30,191		109,098	448	240
of which replacement value determined based on a valuation model	–		30,931	[2]	29,166	[2]	–	448	240
1 Relates to derivative financial instruments that qualify for hedge accounting.
2 Prior period has been revised. Refer to “Prior period information” in Note 2 – Accounting and valuation principles for further information.
3 Before impact of master netting agreements.

Positive and negative replacement values before and after consideration of master netting agreements
end of	2022	2021
Before consideration of master netting agreements (CHF million)
Positive replacement values – trading and hedging	44,939	32,437	[1]
Negative replacement values – trading and hedging	46,020	30,431	[1]
After consideration of master netting agreements
Positive replacement values – trading and hedging [2]	7,390	6,432
Negative replacement values – trading and hedging [2]	4,994	5,065
1 Prior period has been revised. Refer to “Prior period information” in Note 2 – Accounting and valuation principles for further information.
2 Netting includes counterparty exposure and cash collateral netting.
Net positive replacement values by counterparty type
end of	2022	2021
CHF million
Central counterparties	371	799
Banks and securities dealers	5,269	4,325
Other counterparties [1]	1,750	1,308
Net positive replacement values	7,390	6,432
1 Primarily related to bilateral OTC derivative contracts with clients.
Gains/(losses) on fair value hedges
	2022		2021
in	Interest and discount income	Interest expense	Interest and discount income	Interest expense
Interest rate products (CHF million)
Hedged items	(41)	6,628	(19)	1,915
Derivatives designated as hedging instruments	40	(6,253)	18	(1,833)
Gains/(losses) on interest rate risk hedges, both from the hedged items and the derivatives designated as hedging instruments, are included in interest and discount income and interest expense for 2022 and 2021. The accrued interest on fair value hedges is recorded in interest and discount income and interest expense, respectively, and is excluded from this table.

Hedged items in fair value hedges
	2022					2021
	Hedged items					Hedged items
end of	Carrying value	Hedging adjustments	[1]	Discontinued hedges	[2]	Carrying value	Hedging adjustments	[1]	Discontinued hedges	[2]
Assets (CHF million)
Due from customers	35	0		0		111	1		0
Mortgage loans	0	0		3		0	0		4
Financial investments	934	(131)		0		857	(18)		0
Liabilities (CHF million)
Bonds and mortgage-backed bonds	70,816	(913)		(4,434)		64,514	(52)		677
1 Relates to the cumulative amount of fair value hedging adjustments included in the compensation account within other assets or other liabilities.
2
Relates to the cumulative amount of fair value hedging adjustments remaining for any hedged items for which hedge accounting has been discontinued which is included in the compensation account within other assets or other liabilities.

Cash flow hedges
in	2022	2021
Deferred gains and losses on derivative financial instruments related to cash flow hedges (CHF million) [1]
Deferred gains/(losses) at beginning of period	(88)	213
Interest rate products
Gains/(losses) on derivatives deferred in the compensation account	(395)	(288)
Interest and discount income	(966)	(13)
(Gains)/losses reclassified from the compensation account into income or expense	(966)	(13)
Deferred gains/(losses) at end of period	(1,449)	(88)
1 Included in the compensation account within other assets or other liabilities.
As of December 31, 2022, the net loss associated with cash flow hedges expected to be reclassified from other assets and other liabilities to the statement of income within the next 12 months was CHF 486 million.
As of December 31, 2022, the Bank parent company had no cash flow hedges that hedged any exposure to the variability in future cash flows for forecasted transactions, excluding those forecasted transactions related to the payment of variable interest on existing financial instruments.
> Refer to “Use of derivative financial instruments and hedge accounting” in Note 3 – Risk management, derivatives and hedging activities for further information.
14 Financial investments
	2022		2021
end of	Carrying value	Fair value	Carrying value	Fair value
CHF million
Debt securities	26,870	24,361	25,538	25,683
of which held-to-maturity	24,030	21,521	24,466	24,611
of which available-for-sale	2,840	2,840	1,072	1,072
Equity securities	1,526	1,526	1,677	1,677
of which qualified participations [1]	7	7	7	7
Real estate [2]	0	0	4	4
Financial investments	28,396	25,887	27,219	27,364
of which securities eligible for repurchase transactions in accordance with liquidity regulations	0	–	0	–
1 Includes participations held in financial investments with at least 10% in capital or voting rights.
2 Real estate acquired from the lending business (repossessed assets) and classified as held-for-sale is carried at lower of cost and liquidation value.

Debt securities by counterparty rating
end of	2022	2021
CHF million
AAA to AA-	2,971	227
A+ to A-	23,076	24,124
BBB+ to BBB-	106	8
BB+ to B–	27	0
No rating	690	1,179
Debt securities	26,870	25,538
Ratings are based on external data from Standard & Poor's.

15 Other assets and other liabilities
end of	2022	2021
CHF million
Compensation account [1]	4,822	696
Indirect taxes and duties	452	667
Coupons	5	0
Other [2]	245	345
Other assets	5,524	1,708
Indirect taxes and duties	45	22
Accounts payable for goods and services purchased	20	34
Settlement accounts	125	292
Other [3]	335	304
Other liabilities	525	652
1
Includes changes in the book value of assets and liabilities that are not recognized in the statement of income, such as impacts from hedge accounting, impacts from changes in own credit spreads and deferred gains or losses from the sale of debt securities held-to-maturity.

2 Includes receivables from settlement accounts, security deposits and guarantee funds, coupons, internal clearing accounts and other miscellaneous assets.
3 Includes payables from internal clearing accounts, accounts payable for goods and services purchased and other miscellaneous liabilities.
16 Assets pledged
	2022		2021
end of	Carrying value	Actual liabilities	Carrying value	Actual liabilities
CHF million [1]
Due from banks	0	0	32	32
Due from customers	103	103	0	0
Trading assets	965	883	1,276	706
Assets pledged	1,068	986	1,308	738
1 Excludes assets pledged in connection with securities lending and borrowing, repurchase agreements and reverse repurchase agreements.
17 Pension plans
As of December 31, 2022 and 2021, the Bank parent company did not have any liabilities due to own pension plans.
> Refer to “Note 31 – Pension and other post-retirement benefits” in VIII –Consolidated financial statements – Credit Suisse (Bank) for further information.
Swiss pension plans
The Bank parent company’s employees are covered by the pension plan of the “Pensionskasse der Credit Suisse Group (Schweiz)” and “Pensionskasse 2 der Credit Suisse Group (Schweiz)” (the Swiss pension plans). Most of the Group’s Swiss subsidiaries and a few companies that have close business and financial ties with the Group participate in both plans. The Swiss pension plans are independent self-insured pension plans set up as trusts and qualify as defined contribution plans (savings plans) under Swiss law.
The Swiss pension plans’ annual financial statements are prepared in accordance with Swiss GAAP FER 26 based on the full population of covered employees. Individual annual financial statements for each participating company are not prepared. As multi-employer plans with unrestricted joint liability for all participating companies, the economic interest in the Swiss pension plans’ over- or underfunding is allocated to each participating company based on allocation keys determined by the plans.
International pension plans
The Bank parent company’s international employees are covered by mandatory and supplementary pension plans in various locations. These are defined benefit and defined contribution plans, which cover benefits such as disability, old age and death, termination and sickness.
Employer contribution reserves
	Employer contribution reserves – notional		Amount subject to waiver		Employer contribution reserves – net		[1]	Increase/(Release) of employer contribution reserves included in personnel expenses
end of / in	2022	2021	2022	2021	2022	2021		2022	2021
CHF million
Swiss pension plans	27	25	0	0	27	25		0	0
Total	27	25	0	0	27	25		0	0
1 In line with Swiss GAAP statutory accounting guidance, contributions to the employer contribution reserves are not recorded in the Bank parent company's statutory balance sheet.

Pension plan economic benefit/(obligation), pension contributions and pension expenses
	Over/(Under) -funding				Economic benefit/ (obligation) recorded by Bank parent company					Pension contributions		Pension expenses included in personnel expenses
end of / in	2022		2021		2022		2021		Change	2022	2021	2022	2021
CHF million
Swiss pension plan – status overfunded	834	[1]	858	[1]	–	[2]	–	[2]	–	92	107	90	103
Swiss pension plan – without over-/underfunding	–		–		–		–		–	42	50	37	46
International pension plans – overfunded	22		–		–	[2]	–		–	2	0	2	0
International pension plans – underfunded	(5)		(20)		(5)		(20)		15	0	2	(15)	(15)
International pension plans – without over-/underfunding	–		–		–		–		–	21	21	21	21
Total	851		838		(5)		(20)		15	157	180	135	155
1
Represented the Bank parent company's share of 34.75% and 34.59% in the reserve for the fluctuation in asset value of the Swiss pension plan of CHF 2,400 million and CHF 2,480 million as of December 31, 2022 and 2021, respectively.

2
In line with Swiss GAAP statutory accounting guidance, the Bank parent company's economic benefit from its share in the overfunding of pension plans is not recorded in the Bank parent company's statutory balance sheet.

18 Issued structured products
	2022						2021
	Not bifurcated	[1]	Bifurcated			Total	Not bifurcated	[1]	Bifurcated			Total
end of	Liabilities from other financial instruments held at fair value	[2]	Value of underlying instrument	Value of derivative	[1]		Liabilities from other financial instruments held at fair value	[2]	Value of underlying instrument	Value of derivative	[1]
Carrying value of issued structured products by underlying risk of the embedded derivative (CHF million)
Interest rates
Structured products with own debt	16,728		0	0		16,728	14,624		0	0		14,624
Structured products without own debt	373		0	0		373	491		0	0		491
Equity
Structured products with own debt	22,797		0	0		22,797	31,655		0	0		31,655
Foreign exchange
Structured products with own debt	615		0	0		615	628		0	0		628
Structured products without own debt	0		226	(1)		225	0		731	(1)		730
Commodities / precious metals
Structured products with own debt	358		0	0		358	582		0	0		582
Structured products without own debt	0		58	(1)		57	0		168	(2)		166
Credit
Structured products with own debt	2,841		55	(45)		2,851	2,267		91	(33)		2,325
Other [3]
Structured products with own debt	13		0	0		13	15		0	0		15
Total	43,725		339	(47)		44,017	50,262		990	(36)		51,216
1 Carried at fair value.
2 Reflects balance sheet classification.
3 Includes structured products where the underlying risk relates to hedge funds or other products with multiple underlying risks.

19 Unsecured senior debt and structured notes
	2022			2021
end of	Original maturity up to 1 year	Original maturity greater than 1 year	Total	Original maturity up to 1 year	Original maturity greater than 1 year	Total
CHF million
Unsecured senior debt [1,2]	1,142	30,589	31,731	2,218	33,158	35,376
of which recorded in bonds and mortgage-backed bonds			31,731			35,376
Unsecured structured notes [3]	4,767	38,676	43,443	8,682	41,288	49,970
of which recorded in liabilities from other financial instruments held at fair value			43,354			49,772
of which recorded in bonds and mortgage-backed bonds			89			198
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

20 Provisions and allowance for credit losses
Provisions
	Balance at beginning of period	Utilized for purpose	Reclassifi- cations	Foreign exchange translation differences	Recoveries, interest past due	New charges to income statement	Releases to income statement		Balance at end of period
2022 (CHF million)
Provisions for pension benefit obligations	20	0	–	0	–	0	(15)		5	[1]
Provisions for off-balance sheet default risks	199	0	(4)	30	0	26	(66)		185	[2]
of which provisions for probable obligations (Art. 28 par. 1 FINMA-AO)	23	0	(4)	24	0	26	(22)		47
of which provisions for expected credit losses	176	0	0	6	0	0	(44)	[3]	138
Provisions for other business risks	23	0	0	0	0	1	(1)		23	[4]
Restructuring provisions	0	(71)	0	0	0	102	0		31	[4]
Other provisions	302	(311)	3	0	3	492	(170)		319	[5]
Provisions	544	(382)	(1)	30	3	621	(252)		563
1 Discounted at rates between 2.30% and 8.30%.
2 Provisions are mainly related to irrevocable loan commitments and guarantees. Partially discounted at rates between 1.00% and 15.00%.
3
Changes in provisions for off-balance sheet default risks on non-impaired financial instruments are reflected as a net charge or a net release. The net release included additional expenses of CHF 37 million related to prior year. Refer to "Prior period information" in Note 2 – Accounting and valuation principles for further information.

4 Provisions are not discounted due to their short-term nature.
5 Included litigation provisions of CHF 298 million and CHF 284 million as of December 31, 2022 and 2021, respectively. Partially discounted at rates between 1.80% and 7.93%.
Allowance for credit losses
	Balance at beginning of period	Utilized for purpose	[1]	Reclassifi- cations	Foreign exchange translation differences	Recoveries, interest past due	[2]	New charges to income statement	[3]	Releases to income statement	[3]	Balance at end of period
2022 (CHF million)
Due from banks	32	0		0	0	0		0		(31)		1
Due from customers	1,666	(193)		4	(12)	146		638		(215)		2,034
Mortgage loans	39	(12)		0	0	3		0		(12)		18
Accrued income and prepaid expenses	3	0		0	1	0		2		(1)		5
Allowance for credit losses	1,740	(205)		4	(11)	149		640		(259)		2,058
of which allowance for credit losses from impaired receivables	1,302	(205)		4	(9)	149		639		(217)		1,663
of which allowance for expected credit losses	438	0		0	(2)	0		1		(42)		395
1 Reflects write-offs.
2 Includes increases and releases of allowances for interest on non-accrual loans and receivables.
3 Changes in allowance for expected credit losses on non-impaired financial assets are recorded as a net charge or a net release per balance sheet position.

Write-offs
In the Bank parent company’s recovery management function covering the Investment Bank and parts of Wealth Management, once the credit provision is greater than 90% of the loan’s notional amount, a position may be written down to its net carrying value in the subsequent quarter if all recovery options are exhausted. In the Bank parent company’s recovery management functions for the remaining parts of Wealth Management, write-offs are made based on an individual counterparty assessment. An evaluation is performed on the need for write-offs on impaired loans individually and on an ongoing basis, if it is likely that parts of a loan or the entire loan will not be recoverable. Write-offs of residual loan balances are executed once available debt enforcement procedures are exhausted or, in certain cases, upon a restructuring.
Gross write-offs on loans included in the allowance for credit losses year-on-year movements are reflected in the column “Utilized for purpose”. Gross write-offs of CHF 205 million in 2022 compared to gross write-offs of CHF 315 million in 2021. In 2022, gross write-offs were mainly related to the sale of coal mining facilities and to individual positions in the consulting services sector, European mortgages and ship finance. In 2021, gross write-offs mainly resulted from the sale of corporate & institutional loans related to a conglomerate in the Asia Pacific region and a real estate company. Write-offs also included positions in ship finance and corporate lending.
Uncollectible accrued interest receivables are written off by reversing net interest income from interest activities.
21 Expected credit losses and credit quality
This disclosure provides an overview of the Bank parent company’s balance sheet positions that include financial assets subject to the CECL accounting guidance. It includes the following main subjects:
■ A tabular overview of financial assets subject to the expected credit loss approach and related purchases and sales with counterparties that are not part of Credit Suisse Group;
■ A description of the main classes of financial assets subject to the expected credit loss approach, including the main risk characteristics (including the methodology for estimating expected credit losses on non-impaired and impaired financial assets and current-period estimates);
■ A description of the methodology for estimating expected credit losses, including disclosures relevant for the Bank parent company’s current-period estimate of expected credit losses;
■ Credit quality information (including monitoring of credit quality and internal ratings); and
■ Past due financial assets.
As of December 31, 2022, the Bank parent company had no purchased financial assets with more than insignificant credit deterioration since origination.
Financial receivables and debt securities held with entities under common control are not subject to the CECL accounting guidance and related disclosures.

Financial assets subject to the expected credit loss approach
	2022					2021
end of	Gross amount	[1]	Allowance for credit losses	[2]	Net carrying value	Amortized cost basis	[1]	Allowance for credit losses	[2]	Net carrying value
CHF million
Cash and other liquid assets	38,566		0		38,566	89,636		0		89,636
Due from banks	4,270	[3]	(1)		4,269	5,867	[4]	(32)		5,835
Securities borrowing and reverse repurchase agreements	35,824	[3]	0		35,824	69,242	[4]	0		69,242
Due from customers	95,121	[3]	(2,034)		93,087	105,467	[4]	(1,666)		103,801
Mortgage loans	5,051	[3]	(18)		5,033	5,064	[4]	(39)		5,025
Financial investments [5]	921		0		921	305		0		305
Accrued income and prepaid expenses	845		(5)		840	754		(3)		751
Other assets [6]	3,732		0		3,732	1,213		0		1,213
Total	184,330		(2,058)		182,272	277,548		(1,740)		275,808
1 Excludes balances with entities under common control which are not subject to the CECL accounting guidance and related disclosures. Reflects the nominal value except where indicated.
2 Includes allowances for credit losses on impaired receivables (specific allowances for credit losses) and allowances for expected credit losses (non-specific allowances for credit losses).
3
Excluded accrued interest before allowance for credit losses in the total amount of CHF 399 million and a related allowance for credit losses of CHF 1 million. These accrued interest balances are reported in the balance sheet in accrued income and prepaid expenses in accordance with Swiss GAAP statutory guidance.

4
Excluded accrued interest before allowance for credit losses in the total amount of CHF 254 million and a related allowance for credit losses of CHF 1 million. These accrued interest balances are reported in the balance sheet in accrued income and prepaid expenses in accordance with Swiss GAAP statutory guidance.

5 Includes only debt securities held-to-maturity. The gross amount reflects the amortized cost base.
6 The gross amount reflects the nominal value or cost base.
In 2022 and 2021, the following purchases and sales of financial assets subject to the CECL accounting guidance were carried out by the Bank parent company and affected the asset base subject to the estimate of the allowances for expected credit losses.
Purchases and sales
	2022			2021
in	Purchases	Sales	[1]	Purchases		Sales	[1]
CHF million
Due from customers	0	2,391		282	[2]	4,591
Mortgage loans	0	7		0		180
Financial investments [3]	971	0		0		0
1 Excludes the sub-participation of loans in syndication-like financings where the Bank parent company is the originator of the loan.
2 Includes drawdowns under purchased loan commitments.
3 Includes only debt securities held-to-maturity.
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
■ Consumer finance includes lending to private individuals such as personal loans; such credit exposure is sensitive to MEFs, including economic growth, unemployment and interest rates. All consumer finance loans are reported in due from customers.
■ Real estate includes lending backed by commercial or income-producing real estate; such credit exposure is sensitive to MEFs, including economic growth, unemployment, interest rates and industrial production as well as real estate valuation. A majority of real estate loans are reported in due from customers, with the remaining balance in mortgage loans.
■ Commercial and industrial loans includes lending to corporate clients including small and medium-sized enterprises, large corporates and multinational clients; such credit exposure is sensitive to MEFs, including economic growth, unemployment and industrial production. Most of the commercial and industrial loans are reported in due from customers, with the remaining balance in mortgage loans.
■ Financial institutions includes lending to financial institutions such as banks and insurance companies; such credit exposure is sensitive to MEFs, including economic growth. Most of the loans to financial institutions are reported in due from customers, with the remaining balances in due from banks and mortgage loans.
■ Governments and public institutions includes lending to central government and state-owned enterprises; such credit exposure is sensitive to MEFs, including economic growth. All loans to governments and public institutions are reported in due from customers.
As of December 31, 2022, loans collateralized by securities, commercial and industrial loans and loans to financial institutions were the largest sub-categories within the loan portfolio of the Bank parent company.
Financial investments – debt securities held-to-maturity
In 2022, the Bank parent company purchased US Treasury securities amounting to CHF 971 million. As of December 31, 2022, these US Treasury securities held-to-maturity had a carrying value of CHF 921 million and were rated “AAA” based on the Bank parent company’s internal counterparty rating. US Treasury securities have a history of no credit losses and market price movements mainly reflect changes in market interest rates. Based on this history of no credit losses and the Bank parent company’s view of the current and forecasted economic environment, the Bank parent company expects the risk of non-payment for US Treasuries to be zero and does not have an allowance for credit losses for these securities. The credit quality of these securities is monitored on an ongoing basis and the zero-loss expectation is validated on at least a quarterly basis through the Bank parent company’s governance structure involving the Credit Risk and Treasury functions.
As of December 31, 2021, the Bank parent company held a portfolio of debt securities held-to-maturity that represented positions in a commercial paper with a single issuer with original maturities up to three months which are held as collateral in a secured structured credit-linked loan transaction for a client. These commercial papers met the requirement of a cash equivalent under US GAAP, were highly rated and also qualified as high quality liquid assets. As of December 31, 2021, the carrying value of this portfolio of debt securities held-to-maturity was CHF 305 million, with no related allowance for credit losses.
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
Expected credit losses on non-impaired credit exposures
Expected credit loss models for non-impaired credit exposures have three main inputs: (i) PD, (ii) LGD and (iii) EAD. These parameters are derived from internally developed statistical models which are based on historical data and leverage regulatory models under the advanced internal ratings-based (A-IRB) approach. Expected credit loss models use forward-looking information to derive point-in-time estimates of forward-looking term structures.
PD estimates are based on statistical rating models and tailored to various categories of counterparties and exposures. These statistical rating models are based on internally and externally compiled data comprising both quantitative and qualitative factors. A migration of a counterparty or exposure between rating classes generally leads to a change in the estimate of the associated PD. Lifetime PDs are estimated considering the expected macroeconomic environment and the contractual maturities of exposures, adjusted for estimated prepayment rates where applicable. Internal credit ratings form a significant input to the model derived CECL PDs. For the majority of counterparties, internal credit ratings are determined via statistical rating models, which are developed under the A-IRB approach of the Basel framework. The models are tailored to the specific business of the respective obligor and are intended to reflect the risk of default over a one-year period of each counterparty. The Bank parent company has received approval from its primary regulator to use, and has fully implemented, the A-IRB approach.
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
The ability to forecast credit losses over the reasonable and supportable period is based on the ability to forecast economic activity over a reasonable and supportable time window. The Bank parent company’s macroeconomic and market variable forecasts for the CECL scenarios cover a five-year time horizon. For periods beyond that reasonable and supportable forecast period, the Bank parent company immediately reverts to average economic environment variables as model input factors. In the downside and upside scenarios, mean reversion to the base case projected paths will commence in year three, with full convergence occurring in years four and five for certain macroeconomic factors.
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
Current-period estimate of expected credit losses on non-impaired credit exposures
One of the most significant judgments involved in estimating the Bank parent company’s allowance for credit losses relates to the macroeconomic forecasts used to estimate credit losses over the forecast period, with modeled credit losses being driven primarily by a set of 34 MEFs. The key MEFs used in each of the macroeconomic scenarios for the calculation of the expected credit losses include, but are not limited to, GDP and industrial production growth rates. These MEFs are used in the portfolio- and region-specific CECL models and have been selected based on statistical criteria and expert judgment to explain expected credit losses. The table “Selected macroeconomic factors” includes the Bank parent company’s forecast of selected MEFs for 2023 and 2024, as estimated as of December 31, 2022. The comparative information includes the forecast of MEFs selected and estimated as of December 31, 2021.
As of December 31, 2022, the forecast macroeconomic scenarios were weighted 50% for the baseline, 40% for the downside and 10% for the upside scenario, unchanged compared to the scenario weightings applicable as of December 31, 2021. The MEFs included in the table represent the four-quarter average forecasts for 2023 and 2024 at the end of each reporting period. These MEFs forecasts are recalibrated on a monthly basis and certain CECL models consume data with a time lag or are influenced by statistical base effects from an earlier period. The quarterly series for China real GDP and world industrial production returned to pre-pandemic levels (i.e., the fourth quarter of 2019) in the second and third quarter of 2020, respectively, while the quarterly series for US real GDP returned to pre-pandemic levels in the first quarter of 2021, based on the latest published statistical data available. The macroeconomic and market variable projections incorporate adjustments to reflect the impact of accelerated monetary policy tightening by the world’s major central banks in response to high inflation rates, the impact of Russia’s invasion of Ukraine on energy and food prices as well as the macroeconomic impact of the property sector slowdown in China. While GDP and industrial production growth rates as well as unemployment rates are significant inputs to the forecast models, a range of other inputs are also incorporated for all three scenarios to provide projections for future economic and market conditions. Given the complex nature of the forecasting process, no single economic variable is viewed in isolation or independently of other inputs.

Selected macroeconomic factors
	Forecast 2023	Forecast 2024
end of 2022
US real GDP growth rate (%)
Downside	(1.7)	0.5
Baseline	0.9	1.5
Upside	1.2	2.0
World industrial production (%)
Downside	(6.8)	0.4
Baseline	1.2	1.9
Upside	3.9	3.9
China real GDP growth rate (%)
Downside	(0.9)	2.1
Baseline	4.5	4.9
Upside	6.2	5.8
G10 unemployment rate (%)
Downside	5.5	5.1
Baseline	4.5	4.8
Upside	4.2	4.7
	Forecast 2022	Forecast 2023
end of 2021
Swiss real GDP growth rate (%)
Downside	(0.4)	0.3
Baseline	2.5	1.9
Upside	4.3	2.8
Eurozone real GDP growth rate (%)
Downside	(0.7)	1.4
Baseline	3.8	2.3
Upside	4.2	2.7
US real GDP growth rate (%)
Downside	0.1	1.4
Baseline	3.8	1.9
Upside	4.5	2.4
UK real GDP growth rate (%)
Downside	(0.9)	1.0
Baseline	5.0	3.3
Upside	7.8	3.9
World industrial production (%)
Downside	0.0	2.0
Baseline	3.0	3.0
Upside	4.4	3.7
Forecasts represent the four-quarter average estimate of the respective macroeconomic factor as determined at the end of each reporting period.
Expected credit losses are not solely derived from MEF projections. Model overlays based on expert judgment are also applied, considering historical loss experience and industry and counterparty reviews, and primarily impacting certain corporate and institutional loans portfolios. Such overlays are designed to address circumstances where in management’s judgment the CECL model outputs are overly sensitive to the effect of economic inputs that exhibit significant deviation from their long-term historical averages. Overlays may also be used to capture judgment on the economic uncertainty from global or regional developments with severe impacts on economies. The Bank parent company’s non-specific allowance for expected credit losses on balance sheet and off-balance sheet credit exposures as of December 31, 2022 decreased compared to December 31, 2021. Model overlays were recalibrated during the year to take into account updated input elements based on expert judgment which led to a release. Overlays continued to be closely aligned with the macroeconomic forecasts and associated scenario weightings.
Interest income attributable to the passage of time
For financial assets held at amortized cost, for which the Bank parent company measures expected credit losses based on the discounted cash flow methodology, the entire change in present value is reported in the statement of income in (increase)/release of allowance for default risks and losses from interest activities.

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
In addition to traditional credit exposure measurement, monitoring and management using current and potential future exposure metrics, Credit Risk performs counterparty and portfolio credit risk assessments of the impact of various internal stress test scenarios. Credit Risk assesses the impact to credit risk exposures arising from market movements in accordance with the scenario narrative, which can further support the identification of concentration or tail risks. The scenario suite includes historical scenarios as well as forward-looking scenarios which are used across the Risk function.
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

Past due financial assets
Generally, a financial asset is deemed past due if the principal and/or interest payment has not been received on its due date.
Past due financial assets
	Current	Past due
end of		Up to 30 days	31-60 days	61-90 days	More than 90 days	Total	Total
2022 (CHF million) [1]
Due from banks	1,013	0	0	0	0	0	1,013	[2]
Due from customers	83,120	296	2	46	1,835	2,179	85,299	[2]
Mortgage loans	4,953	0	0	0	98	98	5,051	[2]
Financial investments [3]	921	0	0	0	0	0	921
Total	90,007	296	2	46	1,933	2,277	92,284
2021 (CHF million) [1]
Due from banks	1,282	0	0	0	0	0	1,282	[2]
Due from customers	99,014	133	210	45	1,664	2,052	101,066	[2]
Mortgage loans	4,944	0	27	30	63	120	5,064	[2]
Financial investments [3]	305	0	0	0	0	0	305
Total	105,545	133	237	75	1,727	2,172	107,717
Excludes balances with entities under common control which are not subject to the CECL accounting guidance and related disclosures. Excludes financing receivables with an original maturity of less than one year which are not subject to disclosure of past due amounts under the CECL accounting guidance.

1 Reflects gross amounts before allowance for credit losses.
2 Excluded accrued interest in the total amount of CHF 395 million and CHF 253 million as of December 31, 2022 and 2021, respectively.
3 Includes only debt securities held-to-maturity.
As of December 31, 2022 and 2021, the Bank parent company did not have any financial assets subject to the CECL accounting guidance that were more than 90 days past due and still accruing interest.
22 Composition of share capital, conversion and reserve capital
	2022			2021
end of	Quantity	Total nominal value (CHF million)		Quantity	Total nominal value (CHF million)
Share capital
Registered shares (at CHF 1 par value per share)	4,399,680,200	4,400	[1]	4,399,680,200	4,400	[1]
Total share capital		4,400			4,400
Conversion and reserve capital
Unlimited conversion capital (at CHF 1 par value per share) [2]	unlimited	unlimited		unlimited	unlimited
Reserve capital (at CHF 1 par value per share) [3]	4,399,665,200	4,400		4,399,665,200	4,400
of which used for capital increases	0	0		0	0
of which reserved for planned capital increases	0	0		0	0
1 The dividend eligible capital equals the total nominal value. As of December 31, 2022 and 2021, the total nominal value of registered shares was CHF 4,399,680,200 and fully paid.
2 For information on principal characteristics of unlimited conversion capital, refer to Article 4d in the Articles of Association of the Bank parent company.
3 For information on principal characteristics of reserve capital, refer to Article 4e in the Articles of Association of the Bank parent company.

Non-distributable reserves
As of December 31, 2022 and 2021, the amount of non-distributable reserves in accordance with the Swiss Code of Obligations and the Bank parent company’s articles of association was CHF 2,200 million. Not reflected in this amount are reserves which the Bank parent company is required to retain in order to meet the regulatory capital requirements as a going concern.
Transactions with shareholders
> Refer to “Statement of changes in equity” for further information on transactions with shareholders.
23 Significant shareholders and groups of shareholders
	2022				2021
end of	Number of shares (million)		Total nominal value (CHF million)	Share- holding (%)	Number of shares (million)		Total nominal value (CHF million)	Share- holding (%)
Direct shareholders
Credit Suisse Group AG	4,400	[1]	4,400	100.00	4,400	[1]	4,400	100.00
Indirect shareholders through Credit Suisse Group AG [2]
Chase Nominees Ltd. [3]	477		477	10.83	505		505	11.48
Nortrust Nominees Ltd. [3]	239		239	5.43	327		327	7.42
The Bank of New York Mellon [3]	234		234	5.31	231		231	5.25
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
In a disclosure report that the Group published on November 17, 2021, the Group was notified that as of November 12, 2021, Qatar Holding LLC, a wholly-owned subsidiary of Qatar Investment Authority, held 133.2 million shares, or 5.03% of the voting rights, of the registered Group shares issued as of the date of the notified transaction.
In a disclosure report that the Group published on December 10, 2022, the Group was notified that as of December 9, 2022, the Saudi National Bank held 395.5 million shares, or 9.88% of the voting rights, of the registered Group shares issued as of the date of the notified transaction.
In a disclosure report that the Group published on December 8, 2022, the Group was notified that as of November 29, 2022, Harris Associates L.P.’s holdings of registered Group shares had fallen below the 5% reporting threshold.
Shareholders with a qualified participation
As of December 31, 2022, Credit Suisse Group AG as direct shareholder of Credit Suisse AG is the only shareholder with a qualified participation in accordance with Bank Law.
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
> Refer to “Note 25 – Shareholdings” in VII –Parent company financial statements – Credit Suisse Group for information on shareholdings of the Board of Directors and the Executive Board of the Bank parent company.
Share-based awards outstanding
	2022		2021
end of	Number of share- based awards outstanding in million	Fair value in CHF million	Number of share- based awards outstanding in million	Fair value in CHF million
Share-based awards [1]
Employees	46.3	128	37.8	336
Share-based awards outstanding	46.3	128	37.8	336
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
As of December 31, 2022 and 2021, the Bank parent company did not have any option plans with outstanding options.
Compensation plans
In 2022, the Bank parent company granted share awards, performance share awards, strategic delivery plan award and Contingent Capital Awards (CCA) as deferred compensation on February 11, 2022.
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
In 2022 and 2021, the Bank parent company’s total expenses related to deferred compensation plans were CHF 63 million and CHF 129 million, respectively.
For 2022 and 2021, all share-based compensation plans of the Bank parent company were either settled in shares of the Group parent company (Group shares) or in cash on the basis of the fair value of the Group shares.
Share awards
Share awards granted in February 2022 are similar to those granted in February 2021. Each share award granted entitles the holder of the award to receive one Group share, subject to service conditions. Share awards vest over three years with one third of the share awards vesting on each of the three anniversaries of the grant date (ratable vesting), with the exception of awards granted to individuals classified as material risk takers (MRTs), risk manager material risk takers (MRTs) or senior managers or equivalents under the EU or UK Capital Requirements Directive V-related provisions. Share awards granted to MRTs vest over four years with one quarter of the award vesting on each of the four anniversaries of the grant date. Share awards granted to risk manager MRTs vest over five years with one fifth of the award vesting on each of the five anniversaries of the grant date. Share awards granted to senior managers vest over seven years, with one fifth of the award vesting on each of the third to seventh anniversaries of the grant date. Share awards are expensed over the service period of the awards. The value of the share awards is solely dependent on the Group share price at the time of delivery.
The share awards include other awards, such as blocked shares and special awards, which may be granted to new employees. These awards entitle the holder to receive one Group share and are generally subject to continued employment with the Bank parent company, contain restrictive covenants and cancellation provisions and generally vest between zero and five years.
On February 11, 2022, the Bank parent company granted 4.1 million share awards with a total value of CHF 35 million. The number of share awards granted to employees was generally determined by dividing the deferred component of variable compensation being granted as share awards by the average price of a Group share over the ten consecutive trading days ended February 24, 2022. The fair value of each share award was CHF 8.61, the Group share price on the grant date. The majority of share awards granted include the right to receive dividend equivalents on vested shares.
Performance share awards
Certain employees received a portion of their deferred variable compensation in the form of performance share awards. Performance share awards are similar to share awards, except that the full balance of outstanding performance share awards, including those awarded in prior years, are subject to performance-based malus provisions.
Outstanding performance share awards are subject to a downward adjustment in the event of a divisional loss by the division in which the employees worked as of December 31, 2022, or a negative return on equity (ROE) of the Group, whichever results in a larger adjustment. For employees in corporate functions and the Asset Resolution Unit, the downward adjustment only applies in the event of a negative ROE of the Group and is not linked to the performance of the divisions. The basis for the ROE calculation may vary from year to year, depending on the Compensation Committee’s determination for the year in which the performance shares are granted.
A downward adjustment has been applied to outstanding performance share awards, reflecting the negative RoE of the Group and the divisional loss of the Investment Bank for the year 2022.
On February 11, 2022, the Bank parent company granted 2.4 million performance share awards with a total value of CHF 21 million. The number of performance share awards granted to employees was generally determined by dividing the deferred component of variable compensation being granted as performance share awards by the average price of a Group share over the ten consecutive trading days ended February 24, 2022. The fair value of each performance share award was CHF 8.61, the Group share price on the grant date. The majority of performance share awards granted include the right to receive dividend equivalents on vested shares.
Strategic Delivery Plan
Strategic Delivery Plan (SDP) awards were one-off share-based awards granted in February 2022 to certain employees to incentivize the longer-term delivery of the Group’s strategic plan. The SDP awards are subject to service conditions and performance-based metrics over the course of 2022-2024. SDP awards are scheduled to vest on the third anniversary of the grant date, with the exception of awards granted to individuals classified as material risk takers (MRTs), risk manager MRTs or senior managers or equivalents under the EU or UK Capital Requirements Directive V related provisions. SDP awards granted to MRTs vest in equal annual installments over two years, commencing on the third anniversary from the grant date. SDP awards granted to risk manager MRTs vest in equal annual installments over three years, while SDP awards granted to senior managers vest in equal annual installments over five years, both commencing on the third anniversary from the grant date. Prior to settlement, the principal amount of the SDP awards will be written down to zero and forfeited if any of the following triggering events exist at the end of 2023, 2024 or 2025:
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
On February 11, 2022, the Bank parent company granted 16.3 million SDP awards with a total value of CHF 140 million. The number of SDP awards granted to employees was generally determined by dividing the deferred component of variable compensation being granted as SDP awards by the average price of a Group share over the ten consecutive trading days which ended on February 24, 2022. The fair value of each SDP award was CHF 8.61, the Group share price on the grant date.
The majority of SDP awards granted include the right to receive dividend equivalents on vested shares.
Contingent Capital Awards
CCA were granted in February 2022 and 2021 to certain employees as part of the 2021 and 2020 deferred variable compensation and have rights and risks similar to those of certain contingent capital instruments issued by the Group in the market. CCA are scheduled to vest on the third anniversary of the grant date, other than those granted to individuals classified as MRTs, risk manager MRTs or senior managers or equivalents under the EU or UK Capital Requirements Directive V-related provisions. CCA granted to MRTs, risk manager MRTs or senior managers vest on the fifth and seventh anniversaries of the grant date, respectively. CCA will be expensed over the vesting period. CCA generally provide a conditional right to receive semi-annual cash payments of interest equivalents until settled, with rates being dependent upon the vesting period and currency of denomination. CCA granted in 2022 and 2021 that vest four, five or seven years from the date of grant are not eligible for semi-annual cash payments of interest equivalents. CCA granted to certain regulated employees that vest over three years are not eligible for semi-annual cash payments of interest equivalents.
■ CCA granted in 2022 and 2021 that are denominated in US dollars and vest three years from the date of grant receive interest equivalents at a rate of 4.18% and 3.60%, respectively, per annum plus the daily compounded (spread exclusive) US dollar Secured Overnight Financing Rate (SOFR); and
■ CCA granted in 2022 and 2021 that are denominated in Swiss francs and vest three years from the date of grant receive interest equivalents at a rate of 3.44% and 3.06%, respectively, per annum plus the daily compounded (spread exclusive) Swiss franc Swiss Average Rate Overnight (SARON).
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
On February 11, 2022, the Bank parent company awarded CHF 8 million and USD 7 million of CCA that are expensed over the vesting period from the grant date.
Deferred fixed cash awards
In 2022, the Bank parent company granted CHF 29 million of deferred fixed cash to certain employees. This compensation is expensed over a three-year vesting period from the grant date.
Upfront cash awards
In February 2022, the Bank parent company granted CHF 197 million of upfront cash awards to certain employees as part of the cash component of their 2021 variable compensation. These awards are subject to repayment (clawback) by the employee in the event of voluntary resignation, termination for cause or in connection with other specified events or conditions within three years of the award grant. The amount subject to repayment is reduced in equal monthly instalments during the three-year period following the grant date.
Other cash awards
Other cash awards include special awards, capital opportunity facility awards, voluntary deferred compensation plans, employee investment plans as well as certain share and performance share awards settled in cash.
25 Amounts receivable from and amounts payable to related parties
	2022		2021
end of	Amounts receivable	Amounts payable	Amounts receivable	Amounts payable
CHF million
Shareholders with a qualified participation	1,962	66,489	1,725	55,705
Group companies	123,796	92,066	165,179	119,732
Affiliated companies	1,422	584	1,260	476
Members of governing bodies [1]	10	33	23	62
1
Includes both the governing bodies of the Bank parent company (Credit Suisse AG) and the governing bodies of the Group holding company (Credit Suisse Group AG). Governing bodies include members of the Board of Directors, the Executive Board and the statutory auditors and companies controlled by members of each of these bodies.

Significant off-balance sheet transactions
As part of the normal course of business, the Bank parent company issues guarantees and loan commitments and enters into other agreements with group companies which are recorded as off-balance sheet transactions by the Bank parent company. As of December 31, 2022 and 2021, the Bank parent company had contingent liabilities of CHF 7,590 million and CHF 9,151 million, respectively, and irrevocable loan commitments of CHF 4,286 million and CHF 6,873 million, respectively, of which substantially all were related to transactions with group companies. As of December 31, 2022 and 2021, the Bank parent company also had liabilities for calls on shares and other equity instruments of CHF 2 million and CHF 6 million, respectively, with a group company.
As shareholder of Credit Suisse International, an unlimited company incorporated in England and Wales, the Bank parent company has joint and several unlimited obligations to meet any insufficiency in the assets in the event of liquidation.
Additional information on related party transactions
For loans and other banking services, members of the Executive Board, employees and former employees may benefit from preferential terms available to all employees in certain jurisdictions as part of Bank parent company’s employee benefit plans. Transactions with related parties are entered into at prevailing market conditions.
> Refer to “Off-balance sheet transactions” and “CS First Boston” in Note 1 – Company details, business developments and subsequent events – Subsequent events for further information on related party transactions.
> Refer to “Note 30 – Related parties” in VIII –Consolidated financial statements – Credit Suisse (Bank) for further information on related party transactions and Executive Board and Board of Directors loans.

26 Total assets by country rating
	2022			2021
end of	CHF million	[2]	%	CHF million	[2]	%
Internal country rating [1]
AAA	31,029		8.2%	75,118		13.9%
AA	219,333		58.0%	305,345		56.7%
A	24,133		6.3%	46,219		8.6%
BBB	15,517		4.1%	20,624		3.8%
Investment grade	290,012		76.6%	447,306		83.0%
BB	7,140		1.9%	8,416		1.6%
B	2,083		0.6%	3,961		0.7%
CCC	3,188		0.8%	3,048		0.6%
C	20		0.0%	0		0.0%
D	266		0.1%	157		0.0%
Non-investment grade	12,697		3.4%	15,582		2.9%
No rating [3]	2,527		0.7%	2,891		0.5%
Foreign assets	305,236		80.7%	465,779		86.4%
Domestic assets	73,127		19.3%	73,434		13.6%
Total assets	378,363		100.0%	539,213		100.0%
1
Internal ratings are calibrated to the long-term issuer credit ratings of Standard & Poor's for the respective sovereigns. Internal country ratings may differ from Standard & Poor's respective country ratings.

2 Balance sheet exposure by country rating of risk domicile.
3 Includes exposures to countries that are not rated internally.
27 Fiduciary transactions
end of	2022	2021
CHF million
Fiduciary placements with third-party institutions	2,754	1,834
Fiduciary transactions	2,754	1,834
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
Assets under management
end of	2022	2021
CHF billion
Assets in collective investment instruments managed by Credit Suisse AG	0.1	0.2
Assets with discretionary mandates	90.6	108.2
Other assets under management	274.9	396.2
Assets under management	365.6	504.6
of which double counting	0	0
Changes in assets under management
	2022		2021
CHF billion
Balance at beginning of period [1]	504.6		482.5
Net new assets/(net asset outflows)	(68.2)		10.6
Market movements, interest, dividends and foreign exchange	(53.6)		19.2
of which market movements, interest and dividends [2]	(52.6)		8.5
of which foreign exchange	(1.0)		10.7
Other effects	(17.2)	[3]	(7.7)	[4]
Balance at end of period [1]	365.6		504.6
1 Including double counting.
2 Net of commissions and other expenses and net of interest expenses charged.
3
Included mainly structural outflows of CHF 14.6 billion related to sanctions imposed in connection with Russia's invasion of Ukraine and CHF 2.0 billion related to the exit of the Sub-Sahara excluding South Africa market as a result of the Group's strategic review.

4 Included mainly structural outflows of CHF 2.7 billion related to the exit of a business and of CHF 2.6 billion related to the liquidation of the supply chain finance funds.
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
> Refer to “Business developments” in Note 1 – Company details, business developments and subsequent events for further information.

Proposed appropriation of accumulated losses and capital distribution
Proposed appropriation of accumulated losses
2022
Accumulated losses (CHF million)
Accumulated losses carried forward	(17,870)
Net profit/(loss)	(12,565)
Accumulated losses to be carried forward	(30,435)
Proposed appropriation of legal capital reserves
2022
Legal capital reserves – capital contribution reserves (CHF million)
Balance at end of year	34,790
Proposed distribution for the financial year 2022	(200)
Proposed transfer of free capital contribution reserves	7,500
Balance after appropriation	42,090

X – Additional information
Statistical information
Other information

Statistical information
Statistical information – Group
Set forth below is statistical information for the Group required under the US Securities and Exchange Commission’s (SEC) subpart 1400 of Regulation S-K. The tables are based on information in VI – Consolidated financial statements – Credit Suisse Group.
Average balances and interest rates
	2022				2021						2020
in	Average balance	[1]	Interest income	Average rate	Average balance	[1]	Interest income		Average rate		Average balance	[1]	Interest income		Average rate
Assets (CHF million, except where indicated)
Cash and due from banks
Switzerland	201		8	3.98%	266		(14)	[2]	(5.26)%	[2]	845		(117)	[2]	(13.85)%	[2]
Foreign	71,483		606	0.85%	65,289		(101)	[3]	(0.15)%	[3]	39,581		16		0.04%
Interest-bearing deposits with banks
Switzerland	76		0	0.00%	97		2		2.06%		63		1		1.59%
Foreign	818		9	1.10%	1,134		10		0.88%		1,038		2		0.19%
Securities purchased under resale agreements and securities borrowing transactions [4]
Switzerland	6,367		70	1.10%	7,773		35		0.45%		7,943		29		0.37%
Foreign	91,279		2,065	2.26%	102,371		1,137		1.11%		113,606		1,567		1.38%
Trading assets, net of trading liabilities [5]
Switzerland	2,432		246	10.12%	2,241		215		9.59%		337		32		9.50%
Foreign	61,594		2,293	3.72%	84,980		2,623		3.09%		99,115		3,126		3.15%
Investment securities
Switzerland	134		3	2.24%	155		0		0.00%		151		0		0.00%
Foreign	1,008		11	1.09%	588		1		0.17%		596		3		0.50%
Loans
Switzerland	164,163		2,381	1.45%	166,056		2,161		1.30%		162,609		2,234		1.37%
Foreign	122,812		3,506	2.85%	132,324		2,888		2.18%		133,025		3,499		2.63%
Other interest-earning assets
Switzerland	2,327		24	1.03%	2,285		14		0.61%		2,750		7		0.25%
Foreign	17,792		1,029	5.78%	43,947		687		1.56%		72,678		862		1.19%
Interest-earning assets	542,486		12,251	2.26%	609,506		9,658		1.58%		634,337		11,261		1.78%
Specific allowance for losses	(12,819)				(10,362)						(5,744)
Non-interest-earning assets	157,399				201,196						182,413
Trading liabilities [6]	14,722				24,243						28,328
Total assets	701,788				824,583						839,334
Percentage of assets attributable to foreign activities	51.63%				61.81%						73.01%
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
6 Reconciling item since trading assets are presented net of trading liabilities.

Average balances and interest rates (continued)
	2022				2021				2020
in	Average balance	[1]	Interest expense	Average rate	Average balance	[1]	Interest expense	Average rate	Average balance	[1]	Interest expense	Average rate
Liabilities (CHF million, except where indicated)
Deposits of banks
Switzerland	556		(3)	(0.54)%	731		(7)	(0.96)%	820		(3)	(0.37)%
Foreign	16,865		130	0.77%	18,265		28	0.15%	18,244		146	0.80%
Deposits of non-banks
Switzerland	162,935		132	0.08%	173,687		(154)	(0.09)%	170,724		(42)	(0.02)%
Foreign	196,878		1,487	0.76%	217,818		292	0.13%	211,216		1,012	0.48%
Central bank funds purchased / federal funds purchased [2]
Switzerland	0		0	0.00%	0		0	0.00%	0		0	0.00%
Foreign	381		2	0.52%	1,103		1	0.09%	748		5	0.67%
Securities sold under repurchase agreements and securities lending transactions [2]
Switzerland	83		26	31.33%	138		28	20.29%	1,337		52	3.89%
Foreign	24,328		740	3.04%	37,440		783	2.09%	45,416		850	1.87%
Commercial paper
Switzerland	0		0	0.00%	0		0	0.00%	0		0	0.00%
Foreign	6,928		110	1.59%	8,634		20	0.23%	11,169		149	1.33%
Other short-term borrowings
Switzerland	267		0	0.00%	2,300		56	2.43%	403		(3)	(0.74)%
Foreign	10,344		21	0.20%	10,619		10	0.09%	13,472		20	0.15%
Long-term debt
Switzerland	82,677		2,664	3.22%	77,891		1,837	2.36%	57,758		1,882	3.26%
Foreign	79,182		926	1.17%	90,085		681	0.76%	103,453		871	0.84%
Other interest-bearing liabilities
Switzerland	645		0	0.00%	847		(2)	(0.24)%	1,593		(2)	(0.13)%
Foreign	12,281		675	5.50%	24,710		274	1.11%	48,607		376	0.77%
Interest-bearing liabilities [3]	594,350		6,910	1.16%	664,268		3,847	0.58%	684,960		5,313	0.78%
Non-interest-bearing liabilities	47,283				91,966				80,322
Trading liabilities [4]	14,722				24,243				28,328
Total liabilities	656,355				780,477				793,610
Shareholders' equity	45,433				44,106				45,724
Total liabilities and shareholders' equity	701,788				824,583				839,334
Percentage of liabilities attributable to foreign activities	60.36%				65.55%				69.71%
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
4 Reconciling item since trading assets are presented net of trading liabilities.

Net interest income and interest rate spread
	2022		2021		2020
in	Net interest income in CHF million	Interest rate spread in %	Net interest income in CHF million	Interest rate spread in %	Net interest income in CHF million	Interest rate spread in %
Net interest income and interest rate spread
Switzerland	(87)	0.41	655	0.66	302	0.44
Foreign	5,428	1.42	5,156	1.17	5,646	1.21
Total net	5,341	1.10	5,811	1.00	5,948	1.00
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
Selected margin information
in	2022	2021	2020
Selected margin information (average rate in %)
Switzerland	(0.05)	0.37	0.17
Foreign	1.48	1.20	1.23
Net interest margin	0.98	0.95	0.94
The US Federal Reserve raised the target range of the federal funds rate to 0.25% to 0.50% in March 2022, 0.75% to 1.00% in May 2022, 1.50% to 1.75% in June 2022, 2.25% to 2.50% in July 2022, 3.00% to 3.25% in September 2022, 3.75% to 4.00% in November 2022 and 4.25% to 4.50% in December 2022.
The Swiss National Bank (SNB) raised the SNB policy rate to (0.25)% in June 2022, to 0.50% in September 2022 and to 1.00% in December 2022.
The European Central Bank changed the fixed rate tenders to 0.50% in July 2022, to 1.25% in September 2022, to 2.00% in October 2022 and to 2.50% in December 2022.
The Bank of England raised the bank rate to 0.50% in February 2022, to 0.75% in March 2022, to 1.00% in May 2022, to 1.25% in June 2022, to 1.75% in August 2022, to 2.25% in September 2022, to 3.00% in November 2022 and to 3.50% in December 2022.

Analysis of changes in net interest income
	2022 vs 2021			2021 vs 2020
	Increase/(decrease) due to changes in			Increase/(decrease) due to changes in
in	Average volume	Average rate	Net change	Average volume	Average rate	Net change
Assets (CHF million)
Cash and due from banks
Switzerland	3	19	22	80	23	103
Foreign	(9)	716	707	10	(127)	(117)
Interest-bearing deposits with banks
Switzerland	0	(2)	(2)	1	0	1
Foreign	(3)	2	(1)	0	8	8
Securities purchased under resale agreements and securities borrowing transactions
Switzerland	(6)	41	35	(1)	7	6
Foreign	(123)	1,051	928	(155)	(275)	(430)
Trading assets, net of trading liabilities [1]
Switzerland	18	13	31	181	2	183
Foreign	(723)	393	(330)	(445)	(58)	(503)
Investment securities
Switzerland	0	3	3	0	0	0
Foreign	1	9	10	0	(2)	(2)
Loans
Switzerland	(25)	245	220	47	(120)	(73)
Foreign	(207)	825	618	(18)	(593)	(611)
Other interest-earning assets
Switzerland	0	10	10	(1)	8	7
Foreign	(408)	750	342	(342)	167	(175)
Interest-earning assets
Switzerland	(10)	329	319	307	(80)	227
Foreign	(1,472)	3,746	2,274	(950)	(880)	(1,830)
Change in interest income	(1,482)	4,075	2,593	(643)	(960)	(1,603)
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

Analysis of changes in net interest income (continued)
	2022 vs 2021			2021 vs 2020
	Increase/(decrease) due to changes in			Increase/(decrease) due to changes in
in	Average volume	Average rate	Net change	Average volume	Average rate	Net change
Liabilities (CHF million)
Deposits of banks
Switzerland	2	2	4	0	(4)	(4)
Foreign	(2)	104	102	0	(118)	(118)
Deposits of non-banks
Switzerland	10	276	286	(1)	(111)	(112)
Foreign	(27)	1,222	1,195	32	(752)	(720)
Central bank funds purchased / federal funds purchased
Switzerland	0	0	0	0	0	0
Foreign	(1)	2	1	2	(6)	(4)
Securities sold under repurchase agreements and securities lending transactions
Switzerland	(11)	9	(2)	(47)	23	(24)
Foreign	(274)	231	(43)	(149)	82	(67)
Commercial paper
Switzerland	0	0	0	0	0	0
Foreign	(4)	94	90	(34)	(95)	(129)
Other short-term borrowings
Switzerland	(49)	(7)	(56)	(14)	73	59
Foreign	0	11	11	(4)	(6)	(10)
Long-term debt
Switzerland	113	714	827	656	(701)	(45)
Foreign	(83)	328	245	(112)	(78)	(190)
Other interest-bearing liabilities
Switzerland	0	2	2	1	(1)	0
Foreign	(138)	539	401	(184)	82	(102)
Interest-bearing liabilities
Switzerland	65	996	1,061	595	(721)	(126)
Foreign	(529)	2,531	2,002	(449)	(891)	(1,340)
Change in interest expense [1]	(464)	3,527	3,063	146	(1,612)	(1,466)
Change in interest income
Switzerland	(75)	(667)	(742)	(288)	641	353
Foreign	(943)	1,215	272	(501)	11	(490)
Total change in net interest income [1]	(1,018)	548	(470)	(789)	652	(137)
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
Maturities and weighted-average yields of debt securities included in financial investments
	Within 1 year		1 to 5 years		5 to 10 years		Total
end of 2022	Amount in CHF million	Yield in %	Amount in CHF million	Yield in %	Amount in CHF million	Yield in %	Amount in CHF million	Yield in %
Debt securities
Swiss federal, cantonal or local governmental entities	2	3.99	0	–	0	–	2	3.99
Foreign governments	0	–	921	3.94	0	–	921	3.94
Corporate debt securities	17	0.59	237	0.33	697	0.36	951	0.35
Total debt securities	19	0.89	1,158	3.20	697	0.36	1,874	2.12
Since substantially all investment securities are taxable securities, the yields presented above are on a tax-equivalent basis.
The values above reflect amortized cost. Refer to "Note 17 – Investment securities" in VI –Consolidated financial statements – Credit Suisse Group for further information.

Loan portfolio by industry
end of	2022	2021
Loan portfolio by industry (CHF million)
Banks	1,195	1,691
Other financial services	23,505	23,531
Real estate companies	25,463	28,529
Other services	21,173	25,132
Manufacturing	9,534	9,367
Wholesale and retail trade	9,753	9,386
Construction	2,994	3,406
Transportation	11,372	13,201
Health and social services	2,789	2,883
Hotels and restaurants	1,791	1,914
Agriculture and mining	1,745	2,475
Telecommunications	489	840
Governments, public institutions and non-profit organizations	2,972	3,848
Corporate & institutional	114,775	126,203
Consumer	150,824	166,861
Gross loans	265,599	293,064
Net (unearned income)/deferred expenses	(71)	(81)
Allowance for credit losses	(1,363)	(1,297)
Net loans	264,165	291,686
Details of the loan portfolio by time remaining until contractual maturity by category
end of 2022	1 year or less	1 year to 5 years	5 years to 15 years	After 15 years	Loans with no stated maturity	[1]	Self- amortizing loans	[2]	Total
Loan portfolio (CHF million)
Mortgages	11,810	38,518	29,813	551	0		3		80,695
Loans collateralized by securities	26,577	5,072	965	0	0		23		32,637
Consumer finance	1,531	31	0	0	0		3,804		5,366
Consumer	39,918	43,621	30,778	551	0		3,830		118,698
Real estate	3,410	4,293	4,398	322	0		48		12,471
Commercial and industrial loans	19,672	4,079	2,145	96	0		2,516		28,508
Financial institutions	4,830	1,579	1,027	25	0		411		7,872
Governments and public institutions	209	532	215	34	0		12		1,002
Corporate & institutional	28,121	10,483	7,785	477	0		2,987		49,853
Gross loans with fixed interest rates	68,039	54,104	38,563	1,028	0		6,817		168,551
Mortgages	17,254	8,512	151	2	703		167		26,789
Loans collateralized by securities	3,913	1,072	17	0	0		0		5,002
Consumer finance	304	15	0	15	1		0		335
Consumer	21,471	9,599	168	17	704		167		32,126
Real estate	10,601	2,071	31	0	219		70		12,992
Commercial and industrial loans	10,327	15,885	5,650	0	99		1,588		33,549
Financial institutions	7,004	8,683	1,062	12	5		62		16,828
Governments and public institutions	223	839	490	0	0		1		1,553
Corporate & institutional	28,155	27,478	7,233	12	323		1,721		64,922
Gross loans with variable interest rates [3]	49,626	37,077	7,401	29	1,027		1,888		97,048
Gross loans	117,665	91,181	45,964	1,057	1,027		8,705		265,599
Net (unearned income)/deferred expenses									(71)
Allowance for credit losses									(1,363)
Net loans									264,165
1 Loans with no stated maturity include primarily certain loan products within Switzerland without a stated maturity within the original loan agreement.
2 Self-amortizing loans include loans with monthly or quarterly interest and principal payments and are primarily related to lease financings.
3 Includes rollover loans with interest fixing periods of up to 12 month.

Allowance for credit losses - credit ratios
	2022	2021	2020
Components (CHF million)
Gross loans	258,241	282,821	282,131
Allowance for credit losses	1,363	1,297	1,536
Non-accrual loans	1,963	1,964	2,041
Credit ratios (%)
Allowance for credit losses / Gross loans	0.5	0.5	0.5
Non-accrual loans / Gross loans	0.8	0.7	0.7
Allowance for credit losses / non-accrual loans	69.4	66.0	75.3
Gross loans and non-accrual loans exclude loans carried at fair value and the allowance for credit losses is only based on loans that are not carried at fair value.
Allowance for credit losses - ratio of net write-offs to average loans
	2022				2021				2020
end of	Average loan balance	[1]	Net write-offs	Ratio net write-offs/ average loan	Average loan balance	[1]	Net write-offs	Ratio net write-offs/ average loan	Average loan balance	[1]	Net write-offs	Ratio net write-offs/ average loan
Ratio of net write-offs to average loans (CHF million, except where indicated)
Mortgages	109,429		(12)	0.0%	112,023		0	0.0%	107,709		(1)	0.0%
Loans collateralized by securities	45,786		(1)	0.0%	53,422		0	0.0%	45,429		(36)	(0.1)%
Consumer finance	5,628		(40)	(0.7)%	5,946		(46)	(0.8)%	4,687		(42)	(0.9)%
Consumer	160,843		(53)	0.0%	171,391		(46)	0.0%	157,825		(79)	(0.1)%
Real estate	27,623		(1)	0.0%	29,304		0	0.0%	29,122		(4)	0.0%
Commercial and industrial loans	68,600		(112)	(0.2)%	73,115		(236)	(0.3)%	82,292		(229)	(0.3)%
Financial institutions	26,798		0	0.0%	21,137		(1)	0.0%	22,745		0	0.0%
Governments and public institutions	3,197		0	0.0%	3,527		0	0.0%	3,755		0	0.0%
Corporate & institutional	126,218		(113)	(0.1)%	127,083		(237)	(0.2)%	137,914		(233)	(0.2)%
Gross loans	287,061		(166)	(0.1)%	298,474		(283)	(0.1)%	295,739		(312)	(0.1)%
1 Monthly averages have been used where daily averages are unavailable.
> Refer to “Credit risk” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk portfolio analysis and “Note 20 – Financial instruments measured at amortized cost and credit losses” in VI – Consolidated financial statements – Credit Suisse Group for further information on changes in the credit ratios and the related components.
Analysis of the allowance for credit losses
	2022		2021		2020
end of	CHF million	% of allowance in each category to total loans	CHF million	% of allowance in each category to total loans	CHF million	% of allowance in each category to total loans
Analysis of the allowance for credit losses
Mortgages	57	0.0%	79	0.0%	75	0.0%
Loans collateralized by securities	161	0.1%	125	0.0%	86	0.0%
Consumer finance	141	0.1%	153	0.1%	157	0.1%
Consumer	359	0.1%	357	0.1%	318	0.1%
Real estate	100	0.0%	55	0.0%	61	0.0%
Commercial and industrial loans	807	0.3%	779	0.3%	1,049	0.4%
Financial institutions	93	0.0%	100	0.0%	106	0.0%
Governments and public institutions	4	0.0%	6	0.0%	2	0.0%
Corporate & institutional	1,004	0.4%	940	0.3%	1,218	0.4%
Total allowance for credit losses	1,363	0.5%	1,297	0.5%	1,536	0.5%
Percentages may not add up due to rounding.

Deposits in Switzerland and foreign offices
	2022				2021				2020
in	Average balance	[1]	Interest expense	Average rate	Average balance	[1]	Interest expense	Average rate	Average balance	[1]	Interest expense	Average rate
Deposits (CHF million, except where indicated)
Non-interest-bearing demand	3,145		–	–	3,436		–	–	3,404		–	–
Interest-bearing demand	139,004		(76)	(0.1)%	146,211		(218)	(0.1)%	134,857		(176)	(0.1)%
Savings deposits	54,360		0	0.0%	62,247		25	0.0%	63,469		29	0.0%
Time deposits	29,550		78	0.3%	32,575		(66)	(0.2)%	28,742		(3)	0.0%
Switzerland	226,059		2	0.0%	244,469		(259)	(0.1)%	230,472		(150)	(0.1)%
Non-interest-bearing demand	2,275		–	–	2,982		–	–	7,347		–	–
Interest-bearing demand	36,790		87	0.2%	46,241		22	0.0%	36,360		32	0.1%
Savings deposits	9,222		134	1.5%	9,442		32	0.3%	5,694		37	0.6%
Time deposits	108,308		1,523	1.4%	113,785		364	0.3%	131,882		1,194	0.9%
Foreign	156,595		1,744	1.1%	172,450		418	0.2%	181,283		1,263	0.7%
Total deposits	382,654		1,746	0.5%	416,919		159	0.0%	411,755		1,113	0.3%
Deposits by foreign depositors in Swiss offices amounted to CHF 39.8 billion, CHF 80.2 billion and CHF 73.1 billion as of December 31, 2022, 2021 and 2020, respectively.
1 Monthly averages have been used where daily averages are unavailable.
Uninsured and insured deposits
	2022	2021	2020
Deposits (CHF million)
Uninsured deposits [1]	209,309	365,809	368,943
Insured deposits [2]	35,831	45,975	38,401
Total deposits	245,140	411,784	407,344
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
Maturities of uninsured time deposits
in	2022
Time deposits (CHF million)
3 months or less	56,241
Over 3 through 6 months	8,245
Over 6 through 12 months	8,491
Over 12 months	1,759
Total uninsured time deposits [1]	74,736
Uninsured time deposits are calculated based on the percentage of time deposits to total deposits and they are allocated to the maturities buckets on the basis of total time deposits.
As of the end of 2022, there were no US time deposits that were in excess of the Federal Deposit Insurance Corporation insurance limit or similar state deposit insurance regime.
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
This summary is based on the current tax laws of Switzerland and the US, including the current “Convention Between the United States of America and the Swiss Confederation for the Avoidance of Double Taxation with Respect to Taxes on Income” (Double Taxation Treaty), the “Agreement on the Automatic Exchange of Information in Tax Matters with the European Union” (AEOI) and similar bilateral treaties with partner states, the US Internal Revenue Code of 1986, as amended (IR Code), existing and proposed regulations thereunder, published rulings and court decisions, all of which are subject to change, possibly with retroactive effect.
This discussion does not generally address any aspects of Swiss taxation other than income and capital taxation, withholding taxes and stamp duties upon transfer of Shares or any aspects of US taxation other than federal income taxation. Prospective investors are urged to consult their tax advisors regarding the Swiss federal, cantonal and communal and the US federal, state and local and other tax consequences of acquiring, owning and disposing of Shares.
Swiss taxation
Swiss withholding tax on dividends and other distributions
Dividends on the Shares made or paid by us out of reserves from capital contributions (Reserven aus Kapitaleinlagen), distributions on the Shares made or paid by us based upon a reduction in the nominal value of the Shares (Nennwertrückzahlungen), and the purchase price for Shares repurchased by us for a capital reduction paid out of reserves from capital contributions and the nominal value of Shares will be exempt from Swiss withholding tax.
Dividends and other cash or in-kind distributions (including scrip or stock dividends) on the Shares made or paid by us out of profit or reserves (other than reserves from capital contributions) and the purchase price less the nominal value for Shares repurchased by us for a capital reduction paid out of profit or reserves (other than reserves from capital contributions) are subject to Swiss withholding tax, currently at a rate of 35%. If we pay a dividend on the Shares out of reserves from capital contributions, we will be required to simultaneously pay a dividend on the Shares out of profit or reserves (other than reserves from capital contributions) of at least the same amount. If we repurchase Shares for a capital reduction, we must pay at least half of the purchase price, less the nominal value of the Shares repurchased for such capital reduction, out of reserves from capital contributions, and may not pay more than half of the purchase price, less the nominal value of the Shares repurchased for such capital reduction, out of profit or reserves (other than reserves from capital contributions). Capital gains realized on the sale or other disposition of Shares in the secondary market are not subject to Swiss withholding tax. Any Swiss withholding tax described above must be deducted by us on the gross taxable amount of the dividend or other distribution or the purchase price, as applicable, and be remitted by us to the Swiss Federal Tax Administration.

Persons resident in Switzerland and persons resident outside of Switzerland who hold Shares in a business carried on through a permanent establishment in Switzerland
The relevant Swiss tax authority will refund or credit the Swiss withholding tax deducted by us on the taxable amounts of any dividend or other distribution on any Share, or the purchase price for any Share repurchased by us for a capital reduction, in full to a person who (i) is resident in Switzerland or is resident outside of Switzerland but holds (or, in the case of any such repurchase, held) such Share in a business carried on through a permanent establishment in Switzerland for tax purposes, and (ii) among other things, is the beneficial owner of such dividend or other distribution on, or such purchase price for, such Share repurchased by us for a capital reduction, and duly reports such dividend or other distribution or purchase price, as applicable, in their income tax return or their financial statements, as applicable, for the relevant taxation period.
Persons resident outside Switzerland who do not hold Shares in a business carried on through a permanent establishment in Switzerland
In the case of Swiss withholding tax deducted by us on the taxable amounts of any dividend or other distribution on the Shares, or the purchase price for Shares repurchased for a capital reduction, a person who (i) is not resident in Switzerland and (ii) does not hold (or, in the case of a repurchase of Shares for a capital reduction, did not hold) such Shares in a business carried on through a permanent establishment in Switzerland for tax purposes, may be entitled to a full or partial refund of such Swiss withholding tax, if the country in which such person resides for tax purposes has entered into a bilateral treaty for the avoidance of double taxation with Switzerland, such person is the beneficial owner of such dividend or other distribution or such purchase price and the conditions of the applicable treaty are met. A reduction of any such Swiss withholding tax at source is not provided for by Switzerland for portfolio holdings and, therefore, is not permissible. Holders of Shares should be aware that the procedures for claiming treaty benefits (and the time frame required for obtaining a tax refund) may differ from country to country and should consult their own legal, financial or tax advisors regarding the procedures for claiming a refund of any Swiss withholding tax.
Residents of the US
In the case of Swiss withholding tax deducted by us on the taxable amounts of any dividend or other distribution on Shares, or the purchase price for Shares repurchased for a capital reduction, a person who (i) is (x) a resident of the US for purposes of the Double Taxation Treaty without taxable presence in Switzerland to which such Shares are attributable or (y) a qualified US pension fund and (ii) is (or, in the case of any such repurchase, at the time of such repurchase, was) the beneficial owner of such Shares and is the beneficial owner of such dividend or other distribution or purchase price, as applicable, and meets the conditions of the Double Taxation Treaty, may apply for a full refund of such Swiss withholding tax in the case of qualified US pension funds or in excess of the amount of the 15% treaty rate in all other cases. The claim for refund must be filed on Swiss Tax Form 82 (82C for corporations, 82I for individuals, 82E for other entities and 82R for regulated investment companies), which forms may, together with an instruction form, be downloaded from the Swiss Federal Tax Administration’s website, obtained from any Swiss consulate general in the US, or obtained from the Swiss Federal Tax Administration at the address below. Four copies of the applicable form must be duly completed and signed before a notary public of the US, and three of such completed and signed copies must be sent to the Swiss Federal Tax Administration, Eigerstrasse 65, 3003, Bern, Switzerland. The form must be accompanied by suitable evidence of deduction of the Swiss withholding tax, such as certificates of deduction, bank vouchers or credit slips. The form must be filed no later than December 31 of the third year following the calendar year in which the dividend or other distribution subject to the Swiss withholding tax became payable.
Income tax on dividends and other distributions
Shares held by Swiss resident individuals as private assets
For holders of Shares who (i) are individuals resident in Switzerland for tax purposes and (ii) hold such Shares as private assets, dividends and other distributions on Shares made or paid by us out of reserves from capital contributions (Reserven aus Kapitaleinlagen), distributions on Shares made or paid by us based upon a reduction in the nominal value of Shares (Nennwertrückzahlungen), and the purchase price for Shares repurchased by us for a capital reduction paid out of reserves from capital contributions and the nominal value of Shares are exempt from Swiss federal, cantonal and communal income taxes. For such holders, all other dividends and other distributions and the purchase price for Shares repurchased by us for a capital reduction not paid out of reserves from capital contributions and the nominal value of Shares are subject to Swiss federal, cantonal, and communal income taxes. If we pay a dividend on the Shares out of reserves from capital contributions, we will be required to simultaneously pay a dividend on the Shares out of profit or reserves (other than reserves from capital contributions) of at least the same amount. If we repurchase Shares for a capital reduction, we must pay at least half of the purchase price, less the nominal value of the Shares repurchased for such capital reduction, out of reserves from capital contributions, and may not pay more than half of the purchase price, less the nominal value of the Shares repurchased for such capital reduction, out of profit or reserves (other than reserves from capital contributions).
Shares held as assets of a Swiss business
Corporate taxpayers resident in Switzerland, individual taxpayers resident in Switzerland who hold Shares as assets of a Swiss business, and corporate and individual taxpayers resident outside Switzerland who hold Shares as part of a business carried on through a permanent establishment in Switzerland for tax purposes, are required to recognize payments of dividends and other distributions on such Shares (including repayment of the nominal value of such Shares and distributions on such Shares out of reserves from capital contributions), and the purchase price for any such Shares repurchased by us for a capital reduction, in their income statement for the relevant taxation period, and are taxed on any net taxable earnings on such Shares (including such payments) for such taxation period at the then prevailing tax rates. This taxation also applies to Swiss resident individuals who, for Swiss income tax purposes, are classified as “professional securities dealers” for reasons of, among other things, frequent dealings, or leveraged transactions, in securities.
A holder of Shares that is (i) a Swiss corporation or a Swiss co-operative or (ii) a non-Swiss corporation or a non-Swiss co-operative that holds such Shares as part of a business carried on through a permanent establishment in Switzerland for tax purposes, may benefit from relief from taxation of dividends and other distributions on such Shares (including repayment of the nominal value of such Shares and distributions on such Shares out of reserves from capital contributions), and the purchase price for any such Shares repurchased by us for a capital reduction by way of a participation exemption (Beteiligungsabzug), if at the time of such dividend or other distribution or such repurchase, such Shares have a market value of at least CHF 1 million.
Shares held by persons resident outside of Switzerland who are not engaged in a business carried on through a permanent establishment in Switzerland
A holder of Shares who (i) is not a resident of Switzerland for tax purposes and (ii) during the relevant taxation period has not engaged in a business carried on through a permanent establishment in Switzerland for tax purposes to which such Shares are attributable, will not be subject to any Swiss federal, cantonal or communal income tax as a result of the receipt of dividends or other distributions on such Shares, or the purchase price for any such Shares repurchased by us for a capital reduction.
> Refer to “Swiss withholding tax on dividends and other distributions” for a summary of the taxation treatment of dividends and other distributions on Shares and the purchase price received for Shares repurchased by us for capital reduction.
Capital gains tax realized on Shares
Shares held by Swiss resident individuals as private assets
A capital gain realized by a holder of Shares (other than a capital gain on the sale of Shares to us for a capital reduction) who (i) is an individual resident in Switzerland for tax purposes and (ii) holds such Shares as private assets is classified as a tax-exempt private capital gain and a capital loss realized by such a holder will be classified as a non-tax-deductible private capital loss for purposes of Swiss federal, cantonal and communal income tax.
> Refer to “Shares held as assets of a Swiss business” for information on the taxation of individuals classified as “professional securities dealers”.
> Refer to “Shares held by Swiss resident individuals as private assets – Income tax on dividends and other distributions for information on the taxation of the purchase price received for Shares repurchased by us for a capital reduction.
Shares held as assets of a Swiss business
Corporate taxpayers resident in Switzerland, individual taxpayers resident in Switzerland who hold Shares as part of a business in Switzerland, and individual and corporate taxpayers resident outside Switzerland who hold Shares as part of a business carried on through a permanent establishment in Switzerland for tax purposes, are required to recognize any gain or loss realized on the sale or other disposition of such Shares in their income statement for the relevant taxation period, and will be taxed on any net taxable earnings on such Shares (including such gain or loss) for such taxation period at the then prevailing tax rates. This taxation also applies to Swiss resident individuals who, for Swiss income tax purposes, are classified as “professional securities dealers” for reasons of, among other things, frequent dealings, or leveraged transactions, in securities.
Shares held by persons resident outside of Switzerland who are not engaged in a business carried on through a permanent establishment in Switzerland
A holder of Shares who (i) is not resident in Switzerland for tax purposes and (ii) during the relevant taxation period has not engaged in a business carried on through a permanent establishment in Switzerland for tax purposes to which such Shares are attributable, will not be subject to any Swiss federal, cantonal or communal income tax as a result of any gain realized on the sale or other disposition of such Shares.
> Refer to “Swiss withholding tax on dividends and other distributions” for a summary of the taxation treatment of purchase price received for Shares repurchased by us for a capital reduction.
Wealth and capital taxes
Shares held by Swiss resident individuals as private investments
A holder of Shares who is an individual resident in Switzerland for tax purposes and who holds the Shares as private assets is required to include the Shares in taxable wealth for purposes of cantonal and communal taxable wealth taxes.
Shares held as assets of a Swiss business
Corporate taxpayers resident in Switzerland, individual taxpayers resident in Switzerland who hold Shares as assets of a Swiss business, and corporate and individual taxpayers resident outside Switzerland who hold Shares as part of a business carried on through a permanent establishment in Switzerland for tax purposes, are required to include the Shares in taxable wealth or taxable assets, as applicable, in the relevant tax period for purposes of cantonal and communal individual wealth tax or capital tax, as applicable.
Non-resident individuals and legal entities
A holder of Shares who (i) is not a resident of Switzerland for tax purposes and (ii) during the relevant taxation period has not engaged in a business carried on through a permanent establishment in Switzerland for tax purposes to which such Shares are attributable, will not be subject to any cantonal or communal wealth tax or capital tax as a result of the holding of Shares.
Swiss securities turnover tax
The trading of Shares in the secondary market is subject to Swiss securities turnover tax (Umsatzabgabe), currently at a rate of 0.15% of the consideration paid for the Shares traded, if a securities dealer (as defined in the Swiss Act on Stamp Duties of June 27, 1973, as amended) in Switzerland or the Principality of Liechtenstein is a party to, or acts as an intermediary for, the transaction and no statutory exemption applies in respect of one or both of the parties to the transaction. In such case and subject to any applicable statutory exemptions, typically half of the Swiss securities turnover tax is charged to one party to the transaction and the other half to the other party.
Automatic exchange of information
In Switzerland, the Multilateral Convention on Mutual Administrative Assistance in Tax Matters (MAC) and the Multilateral Competent Authority Agreement (MCAA), together with the Federal Act on the International Automatic Exchange of Information in Tax Matters and its implementing ordinance, form the legal basis for the Organisation of Economic Co-operation and Development (OECD) regime on automatic exchange of information for tax purposes. Based on the MCAA and a number of bilateral automatic exchange of information agreements, Switzerland collects and exchanges information with more than 100 Participating Jurisdictions, including all EU member states, in respect of financial assets held in, and income derived thereon and credited to, accounts (including Shares held in any such accounts) maintained in Switzerland for the benefit of clients (i.e., entities or individuals) tax resident in these Participating Jurisdictions. An up-to-date list of the AEOI agreements to which Switzerland is a party that are in effect, or have been entered into but are not yet in effect, can be found on the website of the State Secretariat for International Financial Matters SIF.
Swiss facilitation of the implementation of the US Foreign Account Tax Compliance Act
Switzerland has concluded an a "Model 2" intergovernmental agreement with the US to facilitate the implementation of US Foreign Account Tax Compliance Act (FATCA). The agreement ensures that accounts held by US persons maintaining accounts with financial assets (including Shares held in any such accounts) with Swiss financial institutions are disclosed to the US tax authorities either with the consent of the account holder or by means of group requests within the scope of administrative assistance on the basis of the US-Switzerland Double Tax Treaty. Since it was amended in 2019, the Treaty includes a mechanism for the exchange of information in tax matters upon request between Switzerland and the United States, allowing the United States to make group requests under FATCA concerning non-consenting US accounts and non-consenting non-participating foreign financial institutions for periods from June 30, 2014. Furthermore, on October 8, 2014, the Swiss Federal Council approved a mandate for negotiations with the United States regarding a "Model 1" intergovernmental agreement that would replace the existing agreement and that would change from the current direct notification-based regime to a regime where the relevant information is sent to the Swiss Federal Tax Administration, which in turn provides the information to the US tax authorities. It is not yet known when negotiations will continue and, if they do, if and when any new regime would come into force.
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
Taxation of dividends
US Holders
For US federal income tax purposes, a US Holder will be required to include the full amount (before reduction for Swiss federal withholding tax) of a dividend paid with respect to Shares, generally as ordinary income. Subject to certain exceptions for short-term and hedged positions, the US dollar amount of dividends received by an individual with respect to our Shares will be subject to taxation at a maximum rate of 20% if the dividends are “qualified dividends”. Dividends paid on the Shares will be treated as qualified dividends if we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (PFIC). Based on our audited consolidated financial statements, we believe that the Group was not treated as a PFIC for US federal income tax purposes with respect to our 2022 or 2021 taxable years. In addition, based on the audited consolidated financial statements of the Group and our current expectations regarding the value and nature of our assets and the sources and nature of our income, we do not anticipate the Group becoming a PFIC for the 2023 taxable year. Holders of our Shares should consult their own tax advisors regarding the availability of the reduced dividend tax rate in light of the considerations discussed above and their own particular circumstances. For this purpose, a “dividend” will include any distribution paid by us with respect to Shares, but only to the extent such distribution is not in excess of our current and accumulated earnings and profits as defined for US federal income tax purposes. Under the IR Code, dividend payments by us on Shares are not eligible for the dividends received deduction generally allowed to corporate shareholders. Any distribution that exceeds our earnings and profits will be treated as a non-taxable return of capital to the extent of the US Holder’s tax basis in Shares and thereafter as capital gain. Because we do not intend to maintain calculations of our earnings and profits on the basis of US federal income tax principles, a US Holder should expect that any information reporting it receives may treat the full amount of any distribution paid as a dividend.
Subject to the limitations and conditions provided in the IR Code, a US Holder may deduct from its US federal taxable income, or claim as a credit against its US federal income tax liability, the Swiss federal withholding tax withheld. These limitations and conditions include new requirements recently adopted by the US Internal Revenue Service (IRS), and any Swiss tax will need to satisfy these requirements in order to be eligible to be a creditable tax for a US Holder. In the case of a US Holder that is eligible for, and properly elects, the benefits of the Treaty, Swiss tax on dividends will be treated as meeting the new requirements and therefore as a creditable tax. In the case of all other US Holders, the application of these requirements to the Swiss tax on dividends is uncertain and we have not determined whether these requirements have been met. If the Swiss dividend tax is not a creditable tax for a US Holder or the US Holder does not elect to claim a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year, the US Holder may be able to deduct the Swiss tax in computing such US Holder’s taxable income for US federal income tax purposes. Dividend distributions will constitute income from sources outside the United States and, for US Holders that elect to claim foreign tax credits, generally will constitute “passive category income” for foreign tax credit purposes.
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
Trading in our own shares
The Group buys and sells its own shares and derivatives on its own shares within its normal trading and market-making activities mainly through its UK and Swiss broker-dealer operations. The Group buys and sells its shares and derivatives on these shares to facilitate customer orders, to provide liquidity as a market maker and to hedge derivative instruments.
The net long or short position held by the Group’s bank subsidiaries in the Group’s own shares remains at non-material levels relative to the number of the Group’s outstanding shares, due in part to Swiss Financial Market Supervisory Authority FINMA (FINMA) regulations requiring a 100% capital charge to the relevant legal entity for the entire net position in the Group’s shares. In addition to FINMA rules, the Group’s trading in its own shares in the Swiss market is subject to regulation under the Swiss Federal Act on Financial Market Infrastructure and Market Conduct in Securities and Derivatives Trading, the rules of the SIX Swiss Exchange and the European Exchange electronic exchange, and the Swiss Bankers Association Code of Conduct for Securities Dealers. Trading is also limited by the Group’s risk management limits, internal capital allocation rules, balance sheet requirements, counterparty restrictions and other internal regulations and guidelines. Swiss law further limits the Group’s ability to hold or repurchase its own shares.
The Group may from time to time place orders for its own shares to satisfy obligations under various employee and management incentive share plans, and potentially for shares to be used as payment in acquisitions. In addition, the Group may purchase shares with the intent of cancellation. In Switzerland, the purchase of shares for cancellation is typically done under a separate program from the repurchase of shares to be re-issued under employee and management incentive share plans.
> Refer to “Share purchases” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management for further information on trading in the Group’s shares and shares purchases.
Property and equipment
Our principal executive offices, which we own, are located at Paradeplatz 8, Zurich, Switzerland. As of the end of 2022, we maintained 272 offices and branches worldwide, of which approximately 58% were located in Switzerland.
As of the end of 2022, approximately 15% of our worldwide offices and branches were owned directly by us, with the remainder being held under commercial leases. With respect to those held under commercial leases, 46% of the related lease commitments expire after 2027. The book value of the ten largest owned properties was approximately CHF 0.5 billion as of the end of 2022. None of our principal facilities are subject to mortgages or other security interests granted to secure indebtedness to financial institutions.
We believe that our current facilities are adequate for existing operations. Management regularly evaluates our operating facilities for suitability, market presence, renovation and maintenance.

[this page intentionally left blank]

Appendix
Selected five-year information
List of abbreviations
Glossary
Investor information
Financial calendar and contacts

Selected five-year information
Selected information – Group
in / end of	2022		2021	2020	2019	2018
Condensed consolidated statements of operations (CHF million)
Net revenues	14,921		22,696	22,389	22,484	20,920
Provision for credit losses	16		4,205	1,096	324	245
Total operating expenses	18,163		19,091	17,826	17,440	17,303
Income/(loss) before taxes	(3,258)		(600)	3,467	4,720	3,372
Income tax expense	4,048		1,026	801	1,295	1,361
Net income/(loss)	(7,306)		(1,626)	2,666	3,425	2,011
Net income/(loss) attributable to noncontrolling interests	(13)		24	(3)	6	(13)
Net income/(loss) attributable to shareholders	(7,293)		(1,650)	2,669	3,419	2,024
Earnings per share (CHF)
Basic earnings/(loss) per share	(2.55)		(0.63)	1.02	1.27	0.74
Diluted earnings/(loss) per share	(2.55)		(0.63)	0.99	1.24	0.72
Consolidated balance sheet (CHF million)
Total assets	531,358		755,833	818,965	801,829	785,789
Share capital	160		106	98	102	102
Shareholders' equity	45,129		43,954	42,677	43,644	43,922
Shares outstanding (million)
Shares outstanding	3,941.3		2,569.7	2,406.1	2,436.2	2,550.6
Dividend per share (CHF)
Dividend per share	0.05	[1]	0.10	0.10	0.2776	0.2625
1 Proposal of the Board of Directors to the Annual General Meeting on April 4, 2023.
Selected information – Bank
in / end of	2022	2021	2020	2019	2018
Condensed consolidated statements of operations (CHF million)
Net revenues	15,213	23,042	22,503	22,686	20,820
Provision for credit losses	15	4,209	1,092	324	245
Total operating expenses	18,529	18,924	18,200	17,969	17,719
Income/(loss) before taxes	(3,331)	(91)	3,211	4,393	2,856
Income tax expense	3,973	938	697	1,298	1,134
Net income/(loss)	(7,304)	(1,029)	2,514	3,095	1,722
Net income/(loss) attributable to noncontrolling interests	(31)	(100)	3	14	(7)
Net income/(loss) attributable to shareholders	(7,273)	(929)	2,511	3,081	1,729
Consolidated balance sheet (CHF million)
Total assets	530,039	759,214	822,831	804,993	788,942
Share capital	4,400	4,400	4,400	4,400	4,400
Shareholders' equity	47,871	47,390	46,264	46,120	45,296
Number of shares outstanding (million)
Number of shares outstanding	4,399.7	4,399.7	4,399.7	4,399.7	4,399.7

List of abbreviations
A
ABO	Accumulated benefit obligation
ABS	Asset-backed securities
ADS	American Depositary Shares
AEI	Automatic Exchange of Information
AES®	Advanced execution services
AGM	Annual General Meeting
AIG	American International Group, Inc.
A-IRB	Advanced internal ratings-based approach
AMA	Advanced measurement approach
AoA	Articles of Association
AOCI	Accumulated other comprehensive income/(loss)
Apollo	Apollo Global Management
Archegos	Archegos Capital Management
ARR	Alternative reference rate
ASC	Accounting Standards Codification
ASF	Available stable funding
ASU	Accounting Standards Update
B
BA	Bachelor of Arts
BBSW	Bank Bill Swap Rate
BCBS	Basel Committee on Banking Supervision
BEAT	Base Erosion and Anti-abuse Tax
BIS	Bank for International Settlements
Board	Board of Directors
bp	basis points
BS	Bachelor of Science
BVG	Swiss Federal Law on Occupational Retirement, Survivors’ and Disability Pension Plans
C
CALMC	Capital Allocation and Liability Management Committee
CALRMC	Capital Allocation, Liability and Risk Management Committee
CARMC	Capital Allocation and Risk Management Committee
CCA	Contingent Capital Awards
CCO	Chief Compliance Officer
CDO	Collateralized debt obligation
CDS	Credit default swap
CDX	Credit default swap index
CECL	Current expected credit loss
CEO	Chief Executive Officer
CET1	Common equity tier 1
CETF	Client energy transition framework
CFO	Chief Financial Officer
CFTC	Commodity Futures Trading Commission
Chairman	Chairman of the Board
CLO	Collateralized loan obligation
CMBS	Commercial mortgage-backed securities
CMI	Continuous Mortality Investigation
CMS	Constant maturity swap
CMT	Crisis Management Team
COF	Capital Opportunity Facility
COO	Chief Operating Officer
COSO	Committee of Sponsoring Organizations of the Treadway Commission
CP	Commercial paper
C (continued)
CPR	Constant prepayment rate
CRD	Capital Requirements Directive
CRO	Chief Risk Officer
CRR	Capital Requirements Regulation
CRU	Capital Release Unit
CSAM	Credit Suisse Asset Management (Schweiz) AG
CSI	Credit Suisse International
CSSEL	Credit Suisse Securities (Europe) Limited
CST	Credit Suisse Trust
CVA	Credit valuation adjustment
D
DFS	Department of Financial Services
DOJ	US Department of Justice
E
EAD	Exposure at default
EBITDA	Earnings before interest, taxes, depreciation and amortization
ECB	European Central Bank
EGM	Extraordinary General Meeting
EIP	Energy Infrastructure Partners AG
EMEA	Europe, Middle East and Africa
EMIR	European Market Infrastructure Regulation
ERM	Enterprise Risk Management
ESG	Environmental, Social and Governance
ETF	Exchange-traded funds
EU	European Union
ExB RMC	Executive Board Risk Management Committee
F
FASB	Financial Accounting Standards Board
FATCA	Foreign Account Tax Compliance Act
FCA	UK Financial Conduct Authority
FDIC	Federal Deposit Insurance Corporation
Fed	US Federal Reserve
FINMA	Swiss Financial Market Supervisory Authority FINMA
FINRA	Financial Industry Regulatory Authority
FMIA	Swiss Federal Act on Financial Market Infrastructure and Market Conduct in Securities and Derivatives Trading
FSA	UK Financial Services Authority
FSB	Financial Stability Board
FSMA	Financial Services and Markets Act 2000
FSTF	Financial Services Task Force
FTQ Lite	Flight to quality lite
FVA	Funding valuation adjustments
FX	Foreign exchange
G
G7	Group of seven leading industrial nations
G20	Group of Twenty Finance Ministers and Central Bank Governors
GAAP	Generally accepted accounting principles
GCB	Group Conduct Board
GCRC	Global Client Risk Committee
GDP	Gross domestic product
G-SIB	Global Systemically Important Bank
GTS	Global Trading Solutions
H
HQLA	High quality liquid assets
HNWI	High-net-worth individuals

I
IBOR	Interbank offered rate
IBCM	Investment Banking & Capital Markets
ICAAP	Internal capital adequacy assessment process
IFRS	International Financial Reporting Standards
IHC	US intermediate holding company
IMF	International Monetary Fund
IMPACT	Inclusion, meritocracy, partnership, accountability, client-focus & trust
IPO	Initial public offering
IRC	Incremental risk charge
IRRBB	Interest rate risk in the banking book
IRS	Internal Revenue Service
ISDA	International Swaps and Derivatives Association, Inc.
IT	Information technology
L
LCR	Liquidity coverage ratio
LGD	Loss given default
LIBOR	London Interbank Offered Rate
LLM	Master of laws
LoD	Line of Defence
LTI	Long-term incentive
LTV	Loan-to-value
M
M&A	Mergers and acquisitions
MA	Master of Arts
MACC	Model Approval and Control Committee
MBA	Master of Business Administration
MEF	Macroeconomic factor
MiFID I	Markets in Financial Instruments Directive
MiFID II	Revised Markets in Financial Instruments Directive
MPR	Market price of risk
MRTC	Material risk takers and controllers
MSRB	Municipal Securities Rulemaking Board
N
Nasdaq	Nasdaq Stock Market
NAV	Net asset value
NCU	Non-Core Unit
NFRF	Non-financial risk framework
NOL	Net operating loss
NRV	Negative replacement value
NSFR	Net stable funding ratio
NYSE	New York Stock Exchange
O
OCI	Other comprehensive income
OECD	Organisation for Economic Co-operation and Development
OFAC	Office of Foreign Assets Control
OGR	Organizational Guidelines and Regulations
OTC	Over-the-counter
P
PBO	Projected benefit obligation
PD	Probability of default
PFG	Private Fund Group
PRA	Prudential Regulation Authority
PRV	Positive replacement value
PSA	Prepayment speed assumption
R
RMBS	Residential mortgage-backed securities
RNIV	Risk not in VaR
ROE	Return on equity
RoTE	Return on tangible equity
RRP	Recovery and resolution plan
RSF	Required stable funding
RTSR	Relative total shareholder return
RWA	Risk-weighted assets
S
SAPS	Self-administered pension scheme
SARON	Swiss Average Rate Overnight
SBTi	Science Based Targets initiative
SCFF	Supply chain finance funds
SDP	Strategic Delivery Plan
SEC	US Securities and Exchange Commission
SFTQ	Severe flight to quality
SMAC	Senior Management Approval Committee
SME	Small- and medium-sized enterprises
SNB	Swiss National Bank
SOFR	Secured Overnight Financing Rate
SOX	US Sarbanes-Oxley Act of 2002
SPAC	Special purpose acquisition company
SPE	Special purpose entity
SPG	Securitized Products Group
SPIA	Single premium immediate annuity
SRI	Sustainability, Research & Investment Solutions
SSAF	Sustainability Strategy, Advisory and Finance
STI	Short-term incentive
SWM	Stadtwerke München GmbH
T
TCFD	Task Force on Climate-related Financial Disclosures
TLAC	Total loss-absorbing capacity
TRS	Total return swap
U
UCA	Upfront cash awards
UHNW	Ultra-high-net-worth
UHNWI	Ultra-high-net-worth individuals
UK	United Kingdom
UN	United Nations
US	United States of America
US GAAP	US generally accepted accounting principles
V
VaR	Value-at-risk
VARMC	Valuation Risk Management Committee
VDAX	Deutsche Börse AG DAX Volatility Index
VIE	Variable interest entity
VIX	Chicago Board of Options Exchange Market Volatility Index
Y
York	York Capital Management

Glossary

A
Advanced execution services® (AES®)	AES® is a suite of algorithmic trading strategies, tools and analytics operated by Credit Suisse to facilitate global equity trading. By employing algorithms to execute client orders and limit volatility, AES® helps institutions and hedge funds reduce market impact. Credit Suisse provides access to over 100 trading destinations in over 40 countries and six continents.
Advanced internal ratings-based approach (A-IRB)	Under the A-IRB approach, risk weights are determined by using internal risk parameters. We have received approval from FINMA to use, and have fully implemented, the A-IRB approach whereby we provide our own estimates for probability of default (PD), loss given default (LGD) and exposure at default (EAD). We use the A-IRB approach to determine our institutional credit risk and most of our retail credit risk.
Advanced measurement approach (AMA)	The AMA is used for measuring operational risk. The methodology is based upon the identification of a number of key risk scenarios that describe the major operational risks we face. Groups of senior staff review each scenario and discuss the likelihood of occurrence and the potential severity of loss. Internal and external loss data, along with certain business environment and internal control factors, such as self-assessment results and key risk indicators, are considered as part of this process. Based on the output from these meetings, we enter the scenario parameters into an operational risk model that generates a loss distribution from which the level of capital required to cover operational risk is determined. We have received approval from FINMA to use an internal model for the calculation of operational risk capital, which is aligned with the requirements of the AMA under the Basel framework.
Affluent and retail clients	We define affluent and retail clients as individuals having assets under management below CHF 1 million.
American Depositary Shares (ADS)	An ADS, which is evidenced by an American Depositary Receipt, is a negotiable certificate issued by a depositary bank that represents all or part of an underlying share of a foreign-based company held in custody.
B
Backtesting	Backtesting is one of the techniques used to assess the accuracy and performance of VaR models. Backtesting is used by regulators to assess the adequacy of regulatory capital held by a bank. It involves comparing of the results produced by the VaR model with the hypothetical trading revenues on the trading book. VaR models that experience less than five exceptions in a rolling 12-month period are considered by regulators to be classified in a defined "green zone". The "green zone" corresponds to backtesting results that do not themselves suggest a problem with the quality or accuracy of a bank's model.
Bank for International Settlements (BIS)	The Bank for International Settlements (BIS) serves central banks in their pursuit of monetary and financial stability, fosters international cooperation in those areas and acts as a bank for central banks.
Basel III	In December 2010, the Basel Committee on Banking Supervision (BCBS) issued the Basel III framework, which is a comprehensive set of reform measures to strengthen the regulation, supervision and risk management of the banking sector. These measures aim to improve the banking sector's ability to absorb shocks arising from financial and economic stress, whatever the source, improve risk management and governance and strengthen banks' transparency and disclosures. The phase-in period for Basel III was January 1, 2013 through January 1, 2019.
Basel Committee on Banking Supervision (BCBS)	The Basel Committee on Banking Supervision (BCBS) provides a forum for regular cooperation on banking supervisory matters. Its objective is to enhance the understanding of key supervisory issues and improve the quality of banking supervision worldwide. It seeks to do so by exchanging information on national supervisory issues, approaches and techniques, with a view to promoting common understanding. At times, the BCBS uses this common understanding to develop guidelines and supervisory standards in areas where they are considered desirable. In this regard, the BCBS is best known for its international standards on capital adequacy, the Core Principles for Effective Banking Supervision and the Concordat on cross-border banking supervision.

C
Current expected credit losses (CECL)	CECL is a FASB accounting standard which requires the measurement of all expected credit losses for financial instruments measured at amortized cost and held at the reporting date over the remaining contractual life (considering the effect of prepayments) based on historical experience, current conditions and reasonable and supportable forecasts. The CECL standard has replaced the previous incurred loss methodology for recognizing credit losses.
CET1 ratio	CET1 ratio means the ratio (expressed as a percentage) of CET1 capital divided by risk-weighted assets.
Collateralized debt obligation (CDO)	A CDO is a type of structured asset-backed security whose value and payments are derived from a portfolio of underlying fixed-income assets.
Commercial mortgage-backed securities (CMBS)	CMBS are a type of mortgage-backed security that is secured by loans on commercial property and can provide liquidity to real estate investors and commercial lenders.
Commercial paper (CP)	Commercial paper is an unsecured money-market security with a fixed maturity of 1 to 364 days, issued by large banks and corporations to raise funds to meet short term debt obligations.
Constant prepayment rate (CPR)	CPR is a loan prepayment rate that is equal to the proportion of the principal of a pool of loans that is assumed to be paid off prematurely in each period. The calculation of this estimate is based on a number of factors such as historical prepayment rates for previous loans that are similar to ones in the pool and on future economic outlooks.
Credit default swap (CDS)	A CDS is a contractual agreement in which the buyer of the swap pays a periodic fee in return for a contingent payment by the seller of the swap following a credit event of a reference entity. A credit event is commonly defined as bankruptcy, insolvency, receivership, material adverse restructuring of debt or failure to meet payment obligations when due.
Credit valuation adjustment (CVA)	The CVA represents the market value of counterparty credit risk for uncollateralized OTC derivative instruments.
D
Debit valuation adjustment	The debit valuation adjustment represents the market value of our own credit risk for uncollateralized OTC derivative instruments.
Derivatives	Derivatives are financial instruments or contracts that meet all of the following three characteristics: (1) their value changes in response to changes in an underlying price, such as interest rate, security price, foreign exchange rate, credit rating/price or index; (2) they require no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors; and (3) their terms require or permit net settlement (US GAAP) or they settle at a future date (IFRS).
E
Exposure at default (EAD)	The EAD represents the expected amount of credit exposure in the event of a default and reflects the current drawn exposure and an expectation regarding the future evolution of the credit exposure. For loan exposures, a credit conversion factor is applied to project the additional drawn amount. The credit conversion factor related to traded products such as derivatives is based on a simulation using statistical models.
F
Fair value	The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
G
G7	The G7 is a group of finance ministers from seven industrialized nations: the US, UK, France, Germany, Italy, Canada and Japan.
G20	The G20 is a group of finance ministers and central bank governors from 19 countries (Argentina, Australia, Brazil, Canada, China, France, Germany, India, Indonesia, Italy, Japan, Republic of Korea, Mexico, Russia, Saudi Arabia, South Africa, Türkiye, the UK and the US) and the EU.
H
Haircut	The percentage by which an asset's market value is reduced for the purpose of calculating capital, margin requirements and collateral levels. This is used to provide a cushion when lending against collateral to account for possible adverse movements in the value of the collateral.
Higher Trigger Capital Amount	The capital ratio write-down triggers for certain of our outstanding capital instruments take into account the fact that other outstanding capital instruments that contain relatively higher capital ratios as part of their trigger feature are expected to convert into equity or be written down prior to the write-down of such capital instruments. The amount of additional capital that is expected to be contributed by such conversion into equity or write-down is referred to as the Higher Trigger Capital Amount.
High-net-worth individuals (HNWI)	We define high-net-worth individuals as individuals having assets under management in excess of CHF 1 million.
I
Incremental risk charge (IRC)	The IRC represents an estimate of the issuer default and migration risk of positions in the trading book over a one-year capital horizon at a 99.9% confidence level, taking into account the liquidity horizons of individual positions. This includes sovereign debt, but excludes securitizations and correlation products.

L
Liquidity coverage ratio (LCR)	The LCR aims to ensure that banks have a stock of unencumbered high-quality liquid assets available to meet liquidity needs for a 30-day time horizon under a severe stress scenario. The LCR is comprised of two components: the value of the stock of high quality liquid assets in stressed conditions and the total net cash outflows calculated according to specified scenario parameters. The ratio of liquid assets over net cash outflows should be at least 100%.
Lombard loan	A loan granted against pledged collateral in the form of securities.
London Interbank Offered Rate (LIBOR)	LIBOR is a daily reference rate based on the interest rates at which banks borrow unsecured funds from other banks in the London wholesale money market.
Loss given default (LGD)	LGD parameters consider seniority, collateral, counterparty industry and, in certain cases, fair value markdowns. LGD estimates are based on an empirical analysis of historical loss rates and are calibrated to reflect time and cost of recovery as well as economic downturn conditions. For much of the loan portfolio of private banking, corporate and institutional businesses, the LGD is primarily dependent upon the type and amount of collateral pledged. For other retail credit risk, predominantly loans secured by financial collateral, pool LGDs differentiate between standard and higher risks, as well as domestic and foreign transactions. The credit approval and collateral monitoring processes are based on loan-to-value (LTV) limits. For mortgages (residential or commercial), recovery rates are differentiated by type of property.
M
Material risk takers and controllers (MRTC)	MRTC are employees who, either individually or as a part of a group, are considered to have a potentially material impact on the Group's risk profile.
N
Negative replacement value (NRV)	NRV represents the negative fair value of a derivative financial instrument at a given financial reporting date. A negative replacement value reflects the amount payable to the counterparty if the derivative transaction were to be settled at the reporting date, or alternatively, the cost at a given reporting date to close an open derivative position with a fully offsetting transaction.
Net stable funding ratio (NSFR)	The NSFR is intended to ensure that banks maintain a structurally sound long-term funding profile beyond one year and is a complementary measure to the LCR. It is structured to ensure that illiquid assets are funded with an appropriate amount of stable long-term funds. The standard is defined as the ratio of available stable funding over the amount of required stable funding. The ratio should always be at least 100%.
N (continued)
Netting agreements	Netting agreements are contracts between two parties where under certain circumstances, such as insolvency, bankruptcy or any other credit event, mutual claims from outstanding business transactions can be offset against each other. The inclusion of a legally binding netting agreement reduces the default risk from a gross to a net amount.
O
Over-the-counter (OTC)	Over-the-counter securities and derivatives are not traded on an exchange but via private contracts between counterparties.
P
Position risk	Component of the economic capital framework, which is used to assess, monitor and report risk exposures throughout the Group. Position risk is the level of unexpected loss in economic value on our portfolio of positions over a one-year horizon which is exceeded with a given small probability (1% for risk management purposes; 0.03% for capital management purposes).
Positive replacement value (PRV)	PRV represents the positive fair value of a derivative financial instrument at a given reporting date. A positive replacement value reflects the amount receivable from the counterparty if the derivative transaction were to be settled at the reporting date, or alternatively, the cost at a given reporting date to enter into the exact same transaction for the residual term, if the existing counterparty should default.
Probability of default (PD)	PD parameters capture the risk of a counterparty defaulting over a one-year time horizon. PD estimates are based on time-weighted averages of historical default rates by rating grade, with low-default-portfolio estimation techniques applied for higher quality rating grades. Each PD reflects the internal rating for the relevant obligor.
R
Regulatory VaR	Regulatory VaR is a version of VaR that uses an exponential weighting technique that automatically increases VaR where recent short-term market volatility is greater than long-term volatility in the two-year dataset. Regulatory VaR uses an expected shortfall calculation based on average losses, and a ten-day holding period. This results in a more responsive VaR model, as the overall increases in market volatility are reflected almost immediately in the regulatory VaR model.
Repurchase agreements	Repurchase agreements are securities sold under agreements to repurchase substantially identical securities. These transactions normally do not constitute economic sales and are therefore treated as collateralized financing transactions and are carried in the balance sheet at the amount of cash received (liability) and cash disbursed (asset), respectively.
Residential mortgage-backed securities (RMBS)	RMBS are a type of mortgage-backed security composed of a wide array of different non-commercial mortgage debts. They securitize the mortgage payments of non-commercial real estate. Different residential mortgages with varying credit ratings are pooled together and sold in tranches to investors.

R (continued)
Reverse repurchase agreements	Reverse repurchase agreements are purchases of securities under agreements to resell substantially identical securities. These transactions normally do not constitute economic sales and are therefore treated as collateralized financing transactions and are carried in the balance sheet at the amount of cash received (liability) and cash disbursed (asset), respectively.
Risk management VaR	Risk management VaR is a version of VaR that uses an exponential weighting technique that automatically adjusts VaR where recent short-term market volatility differs from long-term volatility in the two-year dataset. Risk management VaR uses an expected shortfall calculation based on average losses, and a one-day holding period. This results in a more responsive VaR model, as the overall changes in market volatility are reflected almost immediately in the risk management VaR model.
Risk mitigation	Risk mitigation refers to measures undertaken by the Group or the Bank to actively manage its risk exposure. For credit risk exposure, such measures would normally include utilizing credit hedges and collateral, such as cash and marketable securities. Credit hedges represent the notional exposure that can be transferred to other market counterparties, generally through the use of credit default swaps. In addition, risk mitigation also includes the active management of a loan portfolio by selling or sub-participating positions.
Risk not in VaR (RNIV)	RNIV captures a variety of risks, such as certain basis risks, higher order risks and cross risks between asset classes, not adequately captured by the VaR model for example due to lack of sufficient or accurate risk or historical market data.
Risk-weighted assets (RWA)	The value of the Group's assets weighted according to certain identified risks for compliance with regulatory provisions.
S
Stressed VaR	Stressed VaR replicates a VaR calculation on the current portfolio of the Group or the Bank, taking into account a one-year observation period relating to significant financial stress; it helps reduce the pro-cyclicality of the minimum capital requirements for market risk.
Swiss Financial Market Supervisory Authority FINMA (FINMA)	FINMA, as an independent supervisory authority, protects creditors, investors and policy holders, ensuring the smooth functioning of the financial markets and preserving their reputation. In its role as state supervisory authority, FINMA acts as an oversight authority of banks, insurance companies, exchanges, securities dealers, collective investment schemes, distributors and insurance intermediaries. It is responsible for combating money laundering and, where necessary, conducts restructuring and bankruptcy proceedings and issues operating licenses for companies in the supervised sectors. Through its supervisory activities, it ensures that supervised institutions comply with the requisite laws, ordinances, directives and regulations and continues to fulfill the licensing requirements. FINMA also acts as a regulatory body; it participates in legislative procedures, issues its own ordinances and circulars where authorized to do so, and is responsible for the recognition of self-regulatory standards.
T
“Too Big to Fail”	In 2011, the Swiss Parliament passed legislation relating to big banks. The legislation includes capital and liquidity requirements and rules regarding risk diversification and emergency plans designed to maintain systemically relevant functions even in the event of threatened insolvency.
Total loss-absorbing capacity (TLAC)	TLAC is a regulatory requirement designed to ensure that Global Systemically Important Banks (G-SIBs) have the loss-absorbing and recapitalization capacity so that, in an immediately following resolution, critical functions can continue without requiring taxpayer support or threatening financial stability.
Total return swap (TRS)	A TRS is a swap agreement in which one party makes payments based on a set rate, either fixed or variable, while the other party makes payments based on the return of an underlying asset, which includes both the income it generates and any capital gains. In total return swaps, the underlying asset, referred to as the reference asset, is usually an equity index, loans or bonds.
U
Ultra-high-net-worth individuals (UHNWI)	Ultra-high-net-worth individuals have assets under management in excess of CHF 50 million or total wealth exceeding CHF 250 million.
V
Value-at-risk (VaR)	VaR is a technique used to measure the potential loss in fair value of financial instruments based on a statistical analysis of historical price trends and volatilities. VaR as a concept is applicable for all financial risk types with adequate price histories; the use of VaR allows the comparison of risk across different businesses.

Investor information
Share data
in / end of	2022		2021		2020
Share price (common shares, CHF)
Average	5.55		10.09		9.96
Minimum	2.70		8.43		6.42
Maximum	8.93		13.24		13.27
End of period	2.764		8.872		11.40
Share price (American Depositary Shares, USD)
Average	5.96		11.02		10.55
Minimum	2.99		9.14		6.48
Maximum	10.07		14.55		13.61
End of period	3.04		9.64		12.80
Market capitalization
Market capitalization (CHF million)	11,062		23,295		27,904
Dividend per share (CHF)
Dividend per share	0.05	[1]	0.10	[2]	0.10	[2]
1 Proposal of the Board of Directors to the Annual General Meeting on April 4, 2023.
2 Fifty percent paid out of capital contribution reserves and fifty percent paid out of retained earnings.

Ticker symbols / stock exchange listings
	Common shares	ADS	[1]
Ticker symbols
SIX Financial Information	CSGN	–
New York Stock Exchange	–	CS
Bloomberg	CSGN SW	CS US
Reuters	CSGN.S	CS.N
Stock exchange listings
Swiss security number	1213853	570660
ISIN number	CH0012138530	US2254011081
CUSIP number	–	225 401 108
1 One American Depositary Share (ADS) represents one common share.
Credit ratings and outlook
as of March 13, 2023	Short-term debt	Long-term debt	Outlook
Credit Suisse Group AG
Moody's	–	Baa2	Negative
Standard & Poor's	–	BBB-	Stable
Fitch Ratings	F2	BBB	Negative
Rating and Investment Information	–	A+	Negative
Credit Suisse AG
Moody's	P-2	A3	Negative
Standard & Poor's	A-2	A-	Stable
Fitch Ratings	F2	BBB+	Negative
Foreign currency translation rates
	End of			Average in
	2022	2021	2020	2022	2021	2020
1 USD / 1 CHF	0.92	0.91	0.88	0.95	0.91	0.94
1 EUR / 1 CHF	0.99	1.03	1.08	1.00	1.08	1.07
1 GBP / 1 CHF	1.12	1.24	1.20	1.18	1.26	1.21
100 JPY / 1 CHF	0.70	0.79	0.85	0.73	0.83	0.88

Financial calendar and contacts
Financial calendar
Annual General Meeting 2023	Tuesday, April 4, 2023
First quarter results 2023	Thursday, April 27, 2023
Second quarter results 2023	Thursday, July 27, 2023

Investor relations
Phone	+41 44 333 71 49
E-mail	investor.relations@credit-suisse.com
Internet	credit-suisse.com/investors

Media relations
Phone	+41 844 33 88 44
E-mail	media.relations@credit-suisse.com
Internet	credit-suisse.com/news

Financial information and printed copies
Annual reports	credit-suisse.com/annualreporting
Interim reports	credit-suisse.com/interimreporting
US share register and transfer agent
ADS depositary bank	The Bank of New York Mellon
Shareholder correspondence address	BNY Mellon Shareowner Services
P.O. Box 43006
Providence RI 02940-3078
Overnight correspondence address	BNY Mellon Shareowner Services
50 Royall St., Suite 101
Canton, MA 02021
US and Canada phone	+1 866 886 0788
Phone from outside US and Canada	+1 201 680 6825
E-mail	shrrelations@cpushareownerservices.com
Swiss share register and transfer agent
Address	Credit Suisse Group AG
Share Register
ROXS
8070 Zurich, Switzerland
Phone	+41 44 332 02 02
E-mail	share.register@credit-suisse.com

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
Words such as “may,” “could,” “achieves,” “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, targets, goals, expectations, estimates and intentions expressed in such forward-looking statements. Additionally, many of these factors are beyond our control. These factors include, but are not limited to:
■ the ability to maintain sufficient liquidity and access capital markets;
■ market volatility, increases in inflation and interest rate fluctuations or developments affecting interest rate levels;
■ the ongoing significant negative consequences, including reputational harm, of the Archegos and supply chain finance funds matters, as well as other recent events, and our ability to successfully resolve these matters;
■ the impact of media reports and social media speculation about our business and its performance;
■ the extent of outflows of deposits and assets or future net new asset generation across our divisions;
■ our ability to improve our risk management procedures and policies and hedging strategies;
■ the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular, but not limited to, the risk of negative impacts of COVID-19 on the global economy and financial markets, Russia’s invasion of Ukraine, the resulting sanctions from the US, EU, UK, Switzerland and other countries and the risk of continued slow economic recovery or downturn in the EU, the US or other developed countries or in emerging markets in 2023 and beyond;
■ the emergence of widespread health emergencies, infectious diseases or pandemics, such as COVID-19, and the actions that may be taken by governmental authorities to contain the outbreak or to counter its impact;
■ potential risks and uncertainties relating to the severity of impacts from the COVID-19 pandemic, including potential material adverse effects on our business, financial condition and results of operations;
■ the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
■ adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
■ the ability to achieve our strategic initiatives, including those related to our targets, ambitions and goals, such as our financial ambitions as well as various goals and commitments to incorporate certain environmental, social and governance considerations into our business strategy, products, services and risk management processes;
■ our ability to achieve our announced comprehensive new strategic direction for the Group and significant changes to its structure and organization;
■ our ability to successfully implement the divestment of any non-core business;
■ the future level of any impairments and write-downs resulting from strategy changes and their implementation;
■ the ability of counterparties to meet their obligations to us and the adequacy of our allowance for credit losses;
■ the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies;
■ the effects of currency fluctuations, including the related impact on our business, financial condition and results of operations due to moves in foreign exchange rates;
■ geopolitical and diplomatic tensions, instabilities and conflicts, including war, civil unrest, terrorist activity, sanctions or other geopolitical events or escalations of hostilities, such as Russia’s invasion of Ukraine;
■ political, social and environmental developments, including climate change and evolving ESG-related disclosure standards;
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